Form 20-F
period 2011-12-31
HSBC HOLDINGS PLC
filed 2012-03-07
CIK 1089113

As filed with the Securities and Exchange Commission on March 7, 2012.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
Hong Kong Stock Exchange
Euronext Paris
Bermuda Stock Exchange
New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares, each representing one- fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.25% Subordinated Notes 2012	New York Stock Exchange
5.10% Senior Unsecured Notes Due 2021	New York Stock Exchange
4.875% Senior Unsecured Notes Due 2022	New York Stock Exchange
7.625% Subordinated Notes due 2032	New York Stock Exchange
7.35% Subordinated Notes due 2032	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange
6.8% Subordinated Notes Due 2038	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042	New York Stock Exchange
8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares	New York Stock Exchange
8.00% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares, Series 2	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each                                              17,868,085,646

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

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

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

Annual Report and Accounts 2011

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

Financial statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2011 are prepared in accordance with IFRSs as issued by the IASB.

We use the US dollar as our presentation currency because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

When reference to ‘underlying’ or ‘underlying basis’ is made in tables or commentaries, comparative information has been expressed at constant currency (see page 16), eliminating the impact of fair value movements in respect of credit spread changes on HSBC’s own debt and adjusting for the effects of acquisitions and disposals of subsidiaries and businesses. A reconciliation of reported and underlying profit before tax is presented on page 17.

1	Detailed contents are provided on the referenced pages.

HSBC HOLDINGS PLC

Annual Report and Accounts 2011

Who we are and what we do

HSBC is one of the world’s largest banking and financial services organisations. With around 7,200 offices in both established and faster-growing markets, we aim to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

We serve around 89 million customers through our four global businesses: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking. Our network covers 85 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Our aim is to be acknowledged as the world’s leading international bank.

Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by over 220,000 shareholders in 132 countries and territories.

Highlights

•	Profit before tax up 15% to US$21.9bn on a reported basis.

•	Underlying pre-tax profit down 6% to US$17.7bn.

•	Launched strategy to reshape the Group, improve returns and position for growth.

•	Strong performance in faster-growing regions, with revenue up 12% in Hong Kong, Rest of Asia-Pacific, Latin America and the Middle East and North Africa.

•	Record year in Commercial Banking with profit before tax of US$7.9bn, up 31%.

•	Achieved sustainable cost savings of US$0.9bn with a strong pipeline of further savings.

•	Dividends declared in respect of 2011 US$7.3bn or US$0.41 per ordinary share, up 14% on 2010.

•	Core tier 1 capital ratio 10.1%, down from 10.5% in 2010, largely reflecting the introduction of Basel 2.5.

Cover image

A Chinese ship in Brazil’s largest port, Santos, illustrates the growing trade links between the two countries. China is today Brazil’s largest trading partner, with HSBC financing an increasing share of that trade.

HSBC HOLDINGS PLC

Report of the Directors: Overview

Financial highlights

Earnings per share	Dividends per ordinary share[1]	Net assets per share

US$0.92 – up 26%	US$0.39	US$8.48 – up 7%

2010: US$0.73	2010: US$0.34	2010: US$7.94
2009: US$0.34	2009: US$0.34	2009: US$7.17

For the year

Profit before taxation	Underlying profit before taxation	Total operating income

US$21,872m – up 15%	US$17,696m – down 6%	US$83,461m – up 4%

2010: US$19,037m	2010: US$18,925m	2010: US$80,014m
2009: US$7,079m		2009: US$78,631m

Net operating income before loan impairment charges and other credit risk provisions	Profit attributable to the ordinary shareholders of the parent company

US$72,280m – up 6%	US$16,224m – up 27%

2010: US$68,247m	2010: US$12,746m
2009: US$66,181m	2009: US$5,565m

At the year-end

Loans and advances to customers	Customer accounts	Ratio of customer advances to customer accounts

US$940bn – down 2%	US$1,254bn – up 2%	75.0%

2010: US$958bn	2010: US$1,228bn	2010: 78.1%
2009: US$896bn	2009: US$1,159bn	2009: 77.3%

Total equity	Average total shareholders’ equity to average total assets	Risk-weighted assets

US$166bn – up 7%	5.6%	US$1,210bn – up 10%

2010: US$155bn	2010: 5.5%	2010: US$1,103bn
2009: US$136bn	2009: 4.7%	2009: US$1,133bn

Capital ratios

Core tier 1 ratio	Tier 1 ratio	Total capital ratio

10.1%	11.5%	14.1%

2010: 10.5%	2010: 12.1%	2010: 15.2%
2009: 9.4%	2009: 10.8%	2009: 13.7%

HSBC HOLDINGS PLC

Annual Report and Accounts 2011

Performance ratios

Credit coverage ratios

Loan impairment charges to total operating income	Loan impairment charges to average gross customer advances	Total impairment allowances to impaired loans at year-end

13.8%	1.2%	42.3%

2010: 16.9%	2010: 1.5%	2010: 43.0% (restated for change in
2009: 31.7%	2009: 2.8%	disclosure policy – see page 105)

Return ratios

Return on average invested capital[2]	Return on average ordinary shareholders’ equity[3]	Post-tax return on average total assets	Pre-tax return on average risk-weighted assets

10.2%	10.9%	0.6%	1.9%

2010: 8.7%	2010: 9.5%	2010: 0.6%	2010: 1.7%
2009: 4.1%	2009: 5.1%	2009: 0.3%	2009: 0.6%

Efficiency and revenue mix ratios

Cost efficiency ratio[4]	Net interest income to total operating income	Net fee income to total operating income	Net trading income to total operating income

57.5%	48.7%	20.6%	7.8%

2010: 55.2%	2010: 49.3%	2010: 21.7%	2010: 9.0%
2009: 52.0%	2009: 51.8%	2009: 22.5%	2009: 12.5%

Share information at the year-end

		Closing market price
US$0.50 ordinary shares in issue	Market capitalisation	London	Hong Kong	American Depositary Share[5]

17,868m	US$136bn	£4.91	HK$59.00	US$38.10

2010: 17,686m	2010: US$180bn	2010: £6.51	2010: HK$79.70	2010: US$51.04
2009: 17,408m	2009: US$199bn	2009: £7.09	2009: HK$89.40	2009: US$57.09

		Total shareholder return[6]
		Over 1 year	Over 3 years	Over 5 years

To 31 December 2011		79.1	96.8	78.2
Benchmarks:
– FTSE 100[7]		97.8	140.3	107.9
– MSCI World[7]		95.7	129.4	114.9
– MSCI Banks[7]		82.7	107.5	60.5

For footnotes, see page 95.

HSBC HOLDINGS PLC

Annual Report and Accounts 2011

Cautionary statement regarding forward-looking statements

The Annual Report and Accounts 2011 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

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

3a

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Group Chairman’s Statement

Throughout its history HSBC has sought to facilitate economic growth, as it is through such growth that businesses flourish and individuals fulfil the aspirations they have for themselves and those close to them. The cover of this year’s Annual Report and Accounts illustrates a core element of HSBC’s strategic direction – that is connecting markets by providing the financing and risk management products that facilitate trade and investment flows. In so doing, we help our customers to achieve their growth ambitions and generate economic returns for savers and investors.

The picture also illustrates the shift in emphasis towards the faster-growing markets that underpins HSBC’s investment priorities. The port is Santos in Brazil, which is the largest container port in South America; the ship is from China, delivering heavy machinery. The Brazil-China trade corridor has been one of the fastest growing over the last decade with a compound annual rate of growth of around 30%. China is now Brazil’s largest trade partner representing 18% of its total trade flows, versus 4% in 2000.

HSBC entered Brazil in 1997 and since then has built its operations to generate pre-tax profits of US$1.2 billion in 2011, an increase of 19% over the prior year. We estimate that we finance over 6% of Brazil’s total trade and some 9% of its trade with China. In 2011 we were recognised as ‘Financial institution of the year’ by the Brazil-China Chamber of Commerce for having contributed most to the growth and development of the Brazil-China trade corridor.

The purpose of the above introduction is to highlight the fact that, notwithstanding the major uncertainties and risks concentrating minds in the advanced economies of Europe and the US, there are still attractive growth opportunities to pursue where our international network and strong balance sheet provide distinctive advantages.

Performance in 2011

In 2011 in our heartland of Asia, throughout the Middle East and in Latin America we made good progress in developing customer business in line with the risk appetite endorsed by the Board. Largely driven by growth in lending in these faster-growing regions, our Commercial Banking business delivered a record performance. In Europe and the US we concentrated on supporting our core customer base, targeting trade services while constraining risk appetite within the financial sector. We also made significant further progress in working down our exit businesses in the US. The Group Chief Executive’s Review expands upon the execution of our strategy during 2011.

The strong progress made on strategy execution was all the more marked when contrasted with the fragile confidence that pervaded the advanced economies of the world. Continuing uncertainties arising from the eurozone debt crisis contributed to credit demand remaining muted in Europe, while US recovery lagged expectations held earlier in the year. As investors crowded into the safest asset classes, market activity levels dropped markedly and prices of securities outside the favoured asset classes weakened. These factors markedly reduced trading revenues in the second half of the year.

Against the backdrop of the economic and financial market conditions described above, the Board considered the Group’s performance in 2011 to be satisfactory in aggregate and strong in the faster growing markets. Earnings per share rose by 26% to US$0.92 and the Board approved a fourth interim dividend of US$0.14 per ordinary share taking total dividends in respect of 2011 to US$0.41 per share, an increase of US$0.05 per share or 14%. The Board confirmed its intention to continue to pay quarterly dividends during 2012 at the rate of US$0.09 per ordinary share in respect of each of the first three quarters, in line with 2011.

Notably, the capital strengthening required by regulatory reform is being successfully delivered while maintaining the strongest dividend paying record of any bank outside mainland China.

Total dividends declared during 2011 amounted to US$7.3 billion and in the last four years, that is since the financial crisis started, they have amounted

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

to US$27.2 billion, making HSBC the second largest dividend payer in the FTSE100 during this period.

Addressing a matter of public interest, the cost to shareholders of performance-related rewards made within our Global Banking and Markets business in 2011 and during the past four years amounted to some US$1 billion and US$4.7 billion, respectively. Pre-tax profit from Global Banking and Markets was, in aggregate, US$30 billion in the same four years, and represented the largest contribution, at 52%, of Group pre-tax profits during that period.

At the end of 2011, total shareholders’ equity stood at US$159 billion, up 24% from its pre-crisis level of US$128 billion at the end of 2007. Over the same period, our balance sheet grew by only 9%. The core tier 1 ratio at the end of 2011 stood at 10.1%, in line with our target range.

As foreshadowed in last year’s Statement, the UK government proceeded with its plan to raise £2.5 billion through a levy on the global balance sheets of UK domiciled banks. The cost to HSBC was US$570 million of which US$340 million related to non-UK banking activity. The levy, which is not tax deductible, is the equivalent of US$0.03 per ordinary share and, as indicated last year, would otherwise be available for distribution to shareholders.

Progress on regulatory reform

A number of important milestones were passed during 2011 on the regulatory reform agenda. In the UK the Independent Commission on Banking (‘ICB’) delivered its report in September and the Government published its response in December. In the US, greater clarity on the Dodd-Frank legislation was delivered through a multitude of notices of proposed new regulation and four US financial regulatory agencies issued proposed uniform regulations that would implement the Volcker Rule, which aims to constrain major financial institutions from engaging in proprietary trading and most hedge fund and proprietary investment activities. The Basel Committee, in conjunction with the Financial Stability Board, set out its proposals to identify and increase capital requirements for Global Systemically Important Banks and most major jurisdictions published their proposals around recovery and resolution planning for major institutions. Europe continued to embed the Basel III proposals within a new draft Capital Requirements Directive (‘CRD IV’), the European Banking Authority formally came into existence as the hub of financial regulatory bodies in Europe and, in the UK,

HM Treasury published its proposals for a new approach to financial regulation and the replacement of the FSA with a new supervisory structure, directed by the Bank of England.

Many topics remain subject to further debate including cross-border resolution protocols, the governance and operation of central counterparties, the prospective role of clearing systems and exchanges, the calibration of the proposed new liquidity framework, the definition and operation of proposed proprietary trading restrictions, the possible harmonisation and peer review of the calculation of the risk weights that drive capital requirements, a re-assessment of the risk free treatment of sovereign debt and some 22 follow-on workstreams are ongoing in the wake of the UK Government’s response to the ICB Report.

It is clear from the above that the industry will continue to bear a heavy burden of both time commitment and cost as it works with policymakers to finalise the regulatory reforms, including addressing the many inconsistencies within and extra-territorial dimensions of national rule-making. We are committed to all necessary constructive dialogue and support to speed the finalisation of these remaining issues. Our input will stress that it is critical that the reforms deliver a sustainable business model that can attract external economic capital. This is essential for the financial system to be able to contribute as fully as it should to the economic growth agenda which is being mandated by political leaders globally.

Board changes

We bid farewell at the upcoming AGM to two directors who have given huge service to HSBC over many years and who will not stand for re-election.

Sir Brian Williamson has served on the Board of HSBC Holdings since 2002 and brought great insight and wisdom to the Board from a distinguished career in financial services, most notably in the areas of money and bond markets, clearing, exchanges and electronic trading platforms where he was a pioneer in establishing The London International Financial Futures and Options Exchange.

Gwyn Morgan has served on the Board of HSBC Holdings since 2006 and before that on the Board of HSBC Canada for some nine years. His vast experience of leading large international companies in the engineering and energy sectors brought a balanced industrialist’s perspective to Board discussions and debate.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

We shall miss them both and thank them sincerely for their contributions over many years.

We are delighted to welcome two new faces to the Board. Joachim Faber and John Lipsky will join the Board on 1 March.

Joachim Faber stepped down from the Management Board of Allianz at the end of 2011 where he served latterly as CEO of Allianz Global Investors one of the top five investment managers globally. He brings a wealth of experience from the perspective of the investor as well as in depth knowledge of banking, insurance, finance and capital markets from previous roles in a long and distinguished career.

John Lipsky is one of the world’s best known and respected economists who most recently served as First Deputy Managing Director at the IMF from which he retired in November 2011. Over the last five years John has been one of the key links between macroeconomic policymakers and the financial community and brings to the Board an exceptional depth of knowledge and understanding of the macroeconomic and geopolitical issues that will shape the future of the global economy.

Fuller details of their background and experience are set out in the Directors’ Report.

Brand and reputation

At HSBC we continue to think long-term as we build business platforms and relationships that will create options for value creation in generations to come.

Tactically there are necessary difficult decisions to take in today’s subdued economic environment but these are always weighed against what is right for the long-term health of the business. Similarly when things go wrong, as they will from time to time, we judge ourselves, inter alia, against how we respond and how quickly we learn from the experience. Nothing is more important than our reputation.

It was a moment of great pride within the organisation when we were judged to be the most valuable banking brand in the world in the recent Brand Finance® Banking 500 2012 report. This is the fourth time HSBC has headed the list in the last five years. This recognition is a testament to the work of all my colleagues in building value for customers that translates to shareholder value.

At the same time, however, we reflect that in 2011 we continued to deal with legacy regulatory, legal and reputational issues which remind us that our good work can be destroyed by lapses of judgement or control. The settlement of claims around the historical selling of Payment Protection Insurance in the UK, the fine and compensation arising from the now closed NHFA Limited business and ongoing regulatory and legal investigations in the US across a number of areas are all matters from which we need to learn to ensure they do not recur. The programme of values training which the Group Chief Executive is leading for all employees is but one measure to this end. We are truly sorry to all those who were adversely affected by our failings and to our shareholders for the reputational damage incurred.

Looking ahead

It is just over a year now since Stuart Gulliver and I took on our respective roles. During that time, the leadership team around Stuart has grown in stature and cohesion and is, I believe, among the best in our industry. That team is supported strongly by talented colleagues whose engagement and commitment to the strategic priorities laid out before them is evident and enthusiastic. On behalf of the Board I want to take this opportunity to thank them for their support and dedication. The uncertain economic and geopolitical backdrop will continue to raise challenges throughout 2012 and beyond. I am, however, confident that HSBC has the people, the financial strength and the right strategic focus and values to do well for those who place their trust in us, thereby meeting their expectations of us and contributing to the fulfilment of their aspirations and ambitions. That is what we exist to do.

D J Flint, Group Chairman

27 February 2012

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Group Chief Executive’s

Business Review

2011 was a year of change for HSBC as we articulated a clear strategy to become the world’s leading international bank. We made significant progress in executing this strategy to reshape the Group and improve returns. First, we conducted a Group-wide portfolio review to improve our capital deployment and have now announced the disposal or closure of 16 non-strategic businesses during the year, and a further three in 2012. Second, we took action to improve our cost efficiency, achieving sustainable cost saving of US$0.9bn. Third, and most importantly, we continued to position the business for growth, increasing revenues in each of the world’s faster-growing regions, particularly in mainland China, India, Malaysia, Brazil and Argentina. Commercial Banking achieved record revenue and profits, helped by loan growth as well as growth in cross-selling from Global Banking and Markets. In Wealth Management we made modest progress towards our target of US$4bn of incremental revenue over the medium term.

Executing our strategy is the primary lever to improve the Group’s performance. A substantial amount has been achieved during 2011 but this will be a long journey with significant headwinds, so we are increasing the intensity of execution in 2012.

Group performance headlines

•	HSBC’s financial performance was resilient.

•

Reported profit before tax was US$21.9bn, up US$2.8bn on 2010, including US$3.9bn of favourable fair value movements on our own debt attributable to credit spreads, compared with a negative movement of US$63m in 2010.

•	Underlying profit before tax was US$17.7bn, down US$1.2bn on 2010 due to higher costs which were partly offset by a significant improvement in loan impairment charges and other credit risk provisions.

•

We recorded a strong performance in each of the faster-growing regions. Underlying revenues grew in Rest of Asia-Pacific by 12%, in Hong Kong by 6% and in Latin America by 13%. The strong performance in these regions also led to record revenues in Commercial Banking.

•	We achieved strong revenue growth in key markets including mainland China, India, Malaysia, Brazil and Argentina, driving increases in profit before tax.

•

On an underlying basis, total revenues were broadly in line with 2010, despite the turmoil in the eurozone and its adverse effect on Credit and Rates revenue, combined with lower income in Balance Sheet Management and the continued reduction of our consumer finance portfolios in the US.

•

As the process of internationalising the renminbi continued, we strengthened our leadership position with a bond clearing licence in mainland China and as the market leader in the offshore ‘Dim Sum’ bond market. In addition, Commercial Banking and Global Banking and Markets successfully completed our first global US dollar-renminbi cross-currency swap and we extended our renminbi capability to over 50 markets in all regions.

•

Despite the eurozone sovereign debt concerns which dominated European market sentiment and depressed revenues in Global Banking and Markets, revenues grew strongly in over half of our business lines in Global Banking and Markets, including Equities and Foreign Exchange, and in Global Banking. This in part reflected the collaboration with Commercial Banking which has delivered more than US$500m in incremental revenues.

•

In Wealth Management we made modest progress towards our medium-term target of US$4bn incremental revenue, with revenue growth of some US$300m. Notably, we generated strong sales of insurance products in Hong Kong, Latin America and Rest of Asia-Pacific, while revenue from distribution of investment products to our clients and Global Asset Management was broadly unchanged, reflecting difficult market conditions, particularly in the second half of the year.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

•

Costs rose by 10%, reflecting wage inflation in key markets and higher average full-time equivalent employee numbers for the year (although numbers have fallen since the first quarter), as well as an increase in significant items. These included restructuring costs (including the impairment of certain intangible assets) of US$1.1bn, UK customer redress programmes of US$898m and a bank levy introduced by the UK Government of US$570m, partly offset by a UK pension credit of US$587m. The rise in costs was partially offset by US$0.9bn in sustainable cost savings achieved so far in executing our strategy.

•	As a result of these factors, the cost efficiency ratio worsened from 55.2% to 57.5% on a reported basis, and from 55.6% to 61.0% on an underlying basis.

•

Our results continue to be adversely affected by the losses in the US consumer finance business, which, on an underlying basis, were US$2.4bn and US$2.2bn in 2011 and 2010, respectively. We have agreed the sale of the profitable US Card and Retail Services portfolio with the remainder of the loss-making US consumer finance business being run down.

•	Return on average ordinary shareholders’ equity was 10.9%, up from 9.5% in 2010, reflecting the favourable movement on the fair value of our own debt.

•

The Group’s pre-tax return on risk-weighted assets (‘RoRWA’) for 2011 was 1.9%, or 1.5% on an underlying basis. Adjusting for negative returns on US consumer finance business and legacy credit in Global Banking and Markets, the remainder of the Group achieved a RoRWA of 2.2% in 2011 and 2.3% in 2010.

•	Dividends declared in respect of 2011 totalled US$7.3bn, or US$0.41 per ordinary share, an increase of 14%, with a fourth interim dividend for 2011 of US$0.14 per ordinary share.

•

The core tier 1 ratio was 10.1% at 31 December 2011, down from 10.5% at 31 December 2010, reflecting an increase in risk-weighted assets (‘RWA’s) due to the introduction of Basel 2.5 in Global Banking and Markets and growth in lending balances including those classified as held for sale. The growth in RWAs was notably in Commercial Banking, which included an increase in the RWAs of our mainland China associates.

•

Profit attributable to ordinary shareholders increased by 27% to US$16.2bn, of which US$7.3bn was declared in dividends in respect of the year. This compared with US$3.4bn of variable pay awarded (net of tax) to our employees for 2011.

Progress on strategy

There are two major trends which are key to HSBC’s future: the continuing growth of international trade and capital flows; and wealth creation, particularly in faster-growing markets. In May, we defined a new strategy for the Group to capitalise on these trends and connect customers to opportunities by building on our distinctive presence in the network of markets which generate the major trade and capital flows, capturing wealth creation in target markets and focusing on retail banking only where we can achieve profitable scale.

In a difficult operating environment this strategy is key to improving our performance and we remain focused on delivering our targets of a return on average shareholders’ equity of 12-15% and a cost efficiency ratio of 48-52% by the end of 2013. We are executing the strategy by deploying capital more effectively, implementing measures to improve our cost efficiency and positioning the business for growth. We have made significant progress in all of these three areas.

First, to ensure effective deployment of capital, we undertook a Group-wide review of our business, testing each part of the portfolio against our five filters framework. This looks at the strategic relevance of each country, and each business in each country, assessing their connectivity, economic development, profitability, cost efficiency and liquidity. As a result, we announced 16 disposals or closures in 2011 and a further three in 2012, including two large transactions in the US, the withdrawal from Georgia and the exit of Retail Banking and Wealth Management operations in Russia, Chile, Thailand and Poland. When completed, these disposals and closures should represent a reduction of around US$50bn of risk-weighted assets and the transfer to the acquirers of approximately 12,000 full-time equivalent employees. We are continuing this process in 2012 and have identified a number of further transactions.

Second, to improve cost efficiency we achieved US$0.9bn of sustainable savings. Our programmes to implement consistent business models and restructure global businesses and global functions progressed well. We are creating a leaner Group, removing layers of management to give staff greater

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

responsibility, improve decision making and reduce bureaucracy. We have identified a strong pipeline of further sustainable cost savings which we believe will deliver at the upper end of our target of US$2.5-3.5bn of sustainable savings by 2013.

Third, we continued to position the business for growth, as outlined in the performance headlines.

We are increasing the intensity of strategy execution in 2012 and will provide a further update at our forthcoming Investor Strategy Day.

Our purpose and values

HSBC is one of the world’s largest banking and financial services organisations. We serve around 89 million customers and our network covers 85 countries and territories. With around 7,200 offices in both established and faster-growing markets, we aim to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to realise their ambitions.

We are putting a new emphasis on values at HSBC, so that our employees are empowered to do the right thing and to act with courageous integrity. We recognise that we have not always got this right in the past. The inappropriate advice given to customers of NHFA Limited was completely unacceptable. We are profoundly sorry about what happened and are committed to standing fully behind our customers. This case has reinforced our determination to address legacy issues in HSBC.

Over the past year we have made our values more explicit to ensure we meet the expectations of society, customers, regulators and investors. Those values are that we are dependable, open to different ideas and cultures and connected to customers, communities, regulators and each other. We are ensuring that everyone who works for HSBC lives by these values and have made them a key part of every individual’s annual performance review. By setting the highest standards of behaviour our aim is that all of our employees and customers can be proud of our business.

Outlook

In 2012, notwithstanding the macroeconomic, regulatory and political uncertainties which we believe will persist, we expect continued strong growth in the dynamic markets of Asia, Latin America and the Middle East, although at a more moderate pace than in 2011, and that mainland China will achieve a soft landing. We believe that trade and capital flows between emerging areas of the world will also continue to grow, and could increase tenfold in the next 40 years.

As these results demonstrate, HSBC is well-positioned in the faster-growing markets and across international trade flows to benefit from these engines of global growth.

In 2011 we generated a return on average ordinary shareholders’ equity of 10.9% compared with 9.5% in 2010. The strength of our position gives us confidence that by the end of 2012 we will have developed a clear trajectory towards meeting our target of 12-15% by the end of 2013.

Finally, I am pleased to report we had good results in January.

S T Gulliver, Group Chief Executive

27 February 2012

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$136bn at 31 December 2011. We are headquartered in London.

Our products and services are delivered to clients through four global businesses, Retail Banking and Wealth Management (‘RBWM’), Commercial Banking (‘CMB’), Global Banking and Markets (‘GB&M’), and Global Private Banking (‘GPB’).

We operate through long-established businesses and have an international network of some 7,200 offices in 85 countries and territories in six geographical regions; Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America.

Taken together, our five largest customers do not account for more than 1% of our income. We have contractual and other arrangements with numerous third parties in support of our business activities. None of the arrangements is individually considered to be essential to the business of the Group.

Following a Group-wide review of our businesses, 16 disposals or closures were announced in 2011, and a further three in 2012. The most significant of these were the sales of 195 retail branches, primarily in upstate New York, our US Card and Retail Services portfolio and our businesses in Costa Rica, El Salvador and Honduras. For further information on these disposals, see page 379.

There were no significant acquisitions during the year.

Business and operating models

Business model

We accept deposits and channel these deposits into lending activities, either directly or through the capital markets. We also offer a range of products and financial services including broking, underwriting and credit facilities, trade finance, credit cards, sales of insurance and investment products and funds under management. These banking and financial services are provided to a wide range of clients including governments, large and mid-market corporates, small and medium-sized enterprises (‘SMEs’), high net worth individuals, and mass affluent and retail customers.

Our operating income is primarily derived from:

•	net interest income – interest income on customer loans and advances, less interest expense on interest bearing customer accounts and debt securities in issue;

•	net fee income – fee income earned from the provision of financial services and products to customers of our global businesses; and

•	net trading income – income from trading activities primarily conducted in Global Markets, including Foreign Exchange, Credit, Rates and Equities trading.

Operating model

HSBC has a matrix management structure which includes global businesses, geographical regions and global functions.

Holding company

HSBC Holdings plc, the holding company of the Group, has listings in London, Hong Kong, New York, Paris and Bermuda. HSBC Holdings is the primary provider of equity capital to its subsidiaries and provides non-equity capital to them where necessary.

Under authority delegated by the Board of HSBC Holdings, the Group Management Board (‘GMB’) is responsible for management and day-to-day running of the Group. The Board, together with GMB, ensures that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any subsidiary, is not a lender of last resort and does not carry out any banking business in its own right. HSBC has a legal entity-based Group structure, sometimes referred to as subsidiarisation, which underpins our strong balance sheet and helps generate a resilient stream of earnings.

Global businesses

Our four global businesses are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the confines of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance and manage their headcount.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Geographical regions

The geographical regions share responsibility for executing the strategies set by the global businesses. They represent the Group to clients, regulators, employee groups and other stakeholders, allocate capital, manage risk appetite, liquidity and funding by legal entity and are accountable for profit and loss performance in line with the global business plans.

Within the geographical regions, the Group is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential reporting requirements and maintains a capital buffer consistent with the Group’s appetite for risk in its country or region. Each bank manages its own funding and liquidity within parameters set centrally, and is required to consider its risk appetite, consistent with the Group’s risk appetite for the relevant country or region.

Global functions

Our global functions are Communications, Company Secretaries, Corporate Sustainability, Finance, Human Resources, Internal Audit, Legal, Marketing, Risk (including Compliance) and Strategy and Planning. They establish and manage all policies, processes and delivery platforms relevant to their activities, are fully accountable for their costs globally and are responsible for managing their headcount.

Strategic direction

Our strategy is aligned to two long-term trends:

•

Financial flows – the world economy is becoming ever-more connected. Growth in world trade and cross-border capital flows continues to outstrip growth of gross domestic product. Financial flows between countries and regions are highly concentrated. Over the next decade we expect 35 markets to represent 90% of world trade growth and a similar degree of concentration in cross-border capital flows.

•

Economic development – by 2050, we expect economies currently deemed ‘emerging’ to have increased five-fold in size, benefiting from demographics and urbanisation, and they will be larger than the developed world. By then, we expect 19 of the 30 largest economies will be markets that are currently described as emerging.

HSBC is one of the few truly international banks and our advantages lie in our network of markets relevant for international financial flows, our access and exposure to high growth markets and businesses, and our strong balance sheet generating a resilient stream of earnings.

Based on these long-term trends and our competitive position, our strategy has two parts:

•

Network of businesses connecting the world – HSBC is ideally positioned to capture the growing international financial flows. Our franchise puts us in a privileged position to serve corporate clients as they grow from small enterprises into large and international corporates, and personal clients as they become more affluent. Access to local retail funding and our international product capabilities allows us to offer distinctive solutions to these clients in a profitable manner.

•

Wealth management and retail with local scale – we will leverage our position in faster-growing markets to capture social mobility and wealth creation through our Wealth Management and Private Banking businesses. We will only invest in retail businesses in markets where we can achieve profitable scale.

Implementing this strategy relies on actions across three areas:

•

Capital deployment (five filters) – we are improving the way we deploy capital as part of our efforts to achieve our targeted return on equity of between 12% and 15% over the business cycle. We have introduced a strategic and financial framework assessing each of our businesses on a set of five strategic evaluation criteria, namely international connectivity, economic development, profitability, cost efficiency and liquidity. The results of this review determine whether we invest in, turn around, continue with or exit businesses.

•

Cost efficiency (four programmes) – we have launched four programmes which we believe will achieve sustainable savings of between US$2.5bn and US$3.5bn by the end of 2013, resulting in a leaner and more values-driven organisation. These are: (i) implement consistent business models, (ii) re-engineer operational processes, (iii) streamline IT, and (iv) re-engineer global functions. Sustainable cost savings are intended to facilitate self-funded growth in key markets and investment in new products, processes and technology, and provide a buffer against regulatory and inflationary headwinds.

•	Growth – we continue to position ourselves for growth. We are increasing our relevance in fast-growing markets and in wealth management,

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

and are improving the collaboration between our international network of businesses, particularly between CMB and GB&M.

If we are successful in executing this strategy, we will be regarded as ‘The world’s leading international bank’. We have defined financial targets to achieve a return on equity of between 12% and 15% with a core tier 1 ratio of between 9.5% and 10.5%, and achieve a cost efficiency ratio of between 48% and 52%. We have also defined Key Performance Indicators to monitor the outcomes of actions across the three areas of capital deployment, cost efficiency and growth.

Risk

As a provider of banking and financial services, risk is at the core of our day-to-day activities.

We have identified a comprehensive suite of risk factors which informs our assessment of our top and emerging risks. This assessment may result in our risk appetite being revised.

Risk factors

Our businesses are exposed to a variety of risk factors that could potentially affect our results of operations or financial condition. These are:

Macroeconomic and geopolitical risk

•	Current economic and market conditions may adversely affect our results.

•	We have exposure to the ongoing economic crisis in the eurozone.

•	We are subject to political and economic risks in the countries in which we operate.

•	Changes in foreign currency exchange rates may affect our results.

Macroprudential, regulatory and legal risks to our business model

•

Our businesses are subject to wide-ranging legislation and regulation and to regulatory and governmental oversight. Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could have a significant adverse effect on our operations, financial condition and prospects.

•

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The implementation of the recommendations included in the final report could have a material adverse effect on us.

•

We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand.

•	We are subject to tax-related risks in the countries in which we operate which could have a material adverse effect on our operating results.

Risks related to our business operations, governance and internal control systems

•	Our risk management measures may not be successful.

•	Operational risks are inherent in our business.

•	Our operations are highly dependent on our information technology systems.

•	Our operations have inherent reputational risk.

•	We may suffer losses due to employee misconduct.

•	We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

•	Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results and financial position of the Group.

•	Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us.

•	We may not achieve all the expected benefits of our strategic initiatives.

Risks related to our business

•	We have significant exposure to counterparty risk within the financial sector and to other risk concentrations.

•	Market fluctuations may reduce our income or the value of our portfolios.

•	Liquidity, or ready access to funds, is essential to our businesses.

•

Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase our cost or availability of funding and adversely affect our liquidity position and interest margins.

•	Risks concerning borrower credit quality are inherent in our businesses.

•	Our insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour.

•

HSBC Holdings is a holding company and, as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

•	We may be required to make substantial contributions to our pension plans.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Macroeconomic and geopolitical risk

Current economic and market conditions may adversely affect our results

Our earnings are affected by global and local economic and market conditions. Following the global financial crisis in 2007, a difficult economic climate remains with continued pressures on household and corporate finances. The peripheral eurozone economies, such as Greece, Ireland, Italy, Portugal and Spain, came under increasing pressure in 2011, the dominant concern being over the high levels of their sovereign debt. The large budget deficit and growing government indebtedness of the US and the recent downgrade of its sovereign debt by a major ratings agency are generating concerns regarding the financial position and economic prospects of the US, the global economy and the financial services sector. In addition, mainland China experienced a slowdown in economic growth in 2011 and faces uncertainty over future growth.

With unemployment remaining high and consumer confidence weak in developed markets, and amid signs of inflationary pressures in emerging markets, economic conditions are fragile and volatile and markets are weak. These adverse economic conditions continue to create a challenging operating environment for financial services companies such as HSBC. In particular, we may face the following challenges to our operations and operating model in connection with these factors:

•	the demand for borrowing from creditworthy customers may diminish if economic activity slows or remains subdued;

•	the heightened risk of overheating economies in emerging markets in recent years is giving rise to concerns that asset and credit bubbles may be created, leading to volatility and losses;

•	European banks may come under stress as a result of the sovereign debt crisis in the eurozone;

•	trade and capital flows may contract as a result of protectionist measures being introduced in certain markets or on the emergence of geopolitical risks;

•	a prolonged period of modest interest rates will constrain, for example, through margin compression and low returns on assets, the interest income we earn from investing our excess deposits;

•	our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption, for example, in the event of contagion from stress in the eurozone sovereign and financial sectors; and

•

market developments may depress consumer and business confidence. If growth in the UK or the US remains subdued, for example, asset prices and payment patterns may be adversely affected, leading to increases in delinquencies, default rates, write-offs and loan impairment charges beyond our expectations.

We have exposure to the ongoing economic crisis in the eurozone

The sovereign debt crisis that erupted in 2010 extended through 2011. Concern regarding the financial position of several economies which spread from those of peripheral eurozone countries such as Greece, Ireland, Italy, Portugal and Spain to include certain core eurozone countries, became increasingly widespread and severe. These negative trends caused considerable turbulence on the global financial markets.

The risk of contagion throughout and beyond the eurozone remains noteworthy. A significant number of financial institutions throughout Europe, including in core eurozone countries, have substantial exposure to sovereign debt issued by states which have come under considerable financial pressure, such as Greece. Should any of those nations default on their debt or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, intensifying the economic crisis. Although our direct exposure to peripheral eurozone economies is limited, we have substantial exposure to financial institutions and central banks in core European countries which may be affected by the ongoing crisis. For a further description of our exposures to selected eurozone countries, eurozone banks and other financial institutions and corporates see ‘Areas of special interest’ on page 112.

While the authorities throughout Europe continue to work on agreeing a political solution which will encompass economic plans designed to address the fiscal instability of the eurozone, the ongoing economic crisis has increased the risk of its break-up. This would have a dramatic impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruption to financial activities at both the wholesale and retail levels.

12a

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

We are subject to political and economic risks in the countries in which we operate

We operate through an international network of subsidiaries and affiliates in 85 countries and territories around the world. Our results are, therefore, subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which we operate. For example, in the Middle East, the ‘Arab Spring’ has led to political instability across the region. In Asia, tensions persist in certain areas following leadership/regime changes which pose the threat of instability and potential conflict. A break-up of the eurozone or continued social unrest triggered by the ongoing economic crisis and related austerity programmes may result in political and social disruption throughout Europe. The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition and/or results of operations.

Changes in foreign currency exchange rates may affect our results

We prepare our accounts in US dollars, but because a substantial portion of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates have an effect on our reported income, cash flows and shareholders’ equity and may have a material adverse effect on our business, financial condition and/or results of operations.

Macroprudential, regulatory and legal risks to our business model

Our businesses are subject to wide-ranging legislation and regulation and to regulatory and governmental oversight. Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could have a significant adverse effect on our operations, financial condition and prospects

Our businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, Hong Kong, the European Union (‘EU’) and the other markets where we operate. This is particularly the case in the current market environment, where we are witnessing increased levels of government and regulatory intervention in the banking sector, which we expect to continue for the foreseeable future. Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, liquidity and leverage requirements, changes in compensation practices, tax levies and measures to address systemic risk. The US government, the UK government, the Financial Services Authority (‘FSA’) and other regulators in the UK, Hong Kong, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect us. Future changes are difficult to predict but could materially and unfavourably affect our business.

Areas where changes could have an adverse impact include, but are not limited to:

•

general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which we operate, which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

•	external bodies applying or interpreting standards or laws differently to us;

•	changes in competitive and pricing environments;

•	further requirements relating to financial reporting, corporate governance, conduct of business and employee compensation; and

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership.

Beginning in April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from it to the new Financial Conduct Authority (‘FCA’) for the conduct of business supervision and to the Prudential Regulatory Authority (‘PRA’) for capital and liquidity supervision in 2012. Until this time, the responsibility for regulating and supervising the activities of HSBC will remain with the FSA. In addition, new European supervisory authorities, the European Banking Authority (‘EBA’), the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority are likely to exert greater influence on regulatory issues across the EU. These could change the way in which we are regulated and supervised.

12b

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

The Basel Committee has approved significant changes to the regulation of banking institutions’ capital and liquidity, involving a substantial strengthening of the minimum requirements. Implementation at the national level remains ongoing.

HSBC has been classified by the Financial Stability Board (‘FSB’) as a Global Systemically Important Financial Institution (‘G-SIFI’) under proposals that would place an additional capital buffer on the Group and may place us under additional regulatory scrutiny. As proposed, the capital surcharge will apply at a Group level and have implications for capital management for all our locally incorporated banks and branch operations which hold capital. The Basel committee issued in November 2011 its rules for Global Systemically Important Banks (‘G-SIBs’). These provide a framework for more intensive supervision of G-SIBs and assessment methodology to determine additional requirements for loss absorbing capacity. See ‘Capital’ on pages 211 to 217.

The implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’) and related final regulations could result in additional costs or limit or restrict the way we conduct our business. Uncertainty remains about many of the details, impact and timing of these reforms and the effect they will ultimately have on HSBC. While we do not have segregated proprietary trading desks, the Volcker Rule could affect our businesses in North America and elsewhere in the world. In addition, the Federal Reserve Board stated in December 2011 that it expects to issue ‘shortly’ a proposal to apply enhanced supervisory standards to large foreign banking organisations such as HSBC.

There are also a number of ongoing regulatory initiatives at the EU and at national level in various stages of development which could result in additional costs or limit or restrict the way we conduct business. These include the EU’s proposed Crisis Management Directive and its ongoing review of the existing Markets in Financial Instruments Directive. At a national level they include the FSA’s Retail Distribution and Mortgage Market Reviews. Uncertainty remains about the details, impact and timing of some of these reforms and the effect they will ultimately have on HSBC.

Notwithstanding our efforts to comply with applicable regulations, we may fail, particularly in areas where applicable regulations may be unclear or where regulators revise existing guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our business, financial condition and/or results of operations. Further, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect our ability to engage in effective business, capital and risk management planning.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The implementation of the recommendations included in the final report could have a material adverse effect on us

The UK Independent Commission on Banking (‘ICB’) published its Final Report on 12 September 2011. The Commission’s reform proposals, if adopted as legislation in substantially the form prescribed, would have wide-ranging implications for the structure and costs of large UK-headquartered banks and the UK banking industry.

In respect of large banks, including HSBC, the ICB proposes that there should be primary loss-absorbing capacity equal to at least 17% of risk-weighted assets (‘RWA’s) calculated under Basel III. This capacity should be satisfied by complying with the Basel III capital requirements and issuing additional equity and/or long-term, unsecured bonds that are loss-absorbing at the point of non-viability. The UK supervisor would retain the power to increase this minimum loss-absorbing capacity to 20% of RWAs if it had concerns about the ability of the bank to restructure or liquidate at the point of failure.

In addition, in respect of UK universal banks, including HSBC’s major UK banking subsidiary, HSBC Bank plc, the ICB has proposed a separation of the UK retail and wholesale banking operations through the creation of a ring-fenced retail bank. The ICB recommends that a large ring-fenced bank should be required to maintain an equity ‘ring-fence buffer’ of at least 3% of RWAs above the Basel III base requirement of 7% of RWAs.

12c

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

The Chancellor of the Exchequer expressed broad approval of the ICB’s Final Report and indicated that the UK Government endorses in principle the proposals to establish a ring-fenced bank and greater primary loss absorbing capacity. The Government is not, however, bound to adopt the Commission’s recommendations and are proposing to undertake extensive consultation in two stages during 2012.

If the proposals described above are adopted, major changes to our corporate structure and business activities conducted in the UK through HSBC Bank plc might be required. The changes may include separating the ring-fenced bank from the existing UK incorporated universal bank. The proposals, if adopted, would take an extended period of time to implement and would significantly increase our costs, both to implement and to run the ongoing operations as restructured.

We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand

We face significant legal risks in our business and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial institutions are increasing.

We are subject to a number of material legal proceedings, regulatory actions and investigations as described in Note 44 on the Financial Statements on pages 405 to 409. It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. An unfavourable result in one or more of these proceedings could have a material adverse effect on our results of operations.

We are subject to tax-related risks in the countries in which we operate which could have a material adverse effect on our operating results

HSBC is subject to the substance and interpretation of tax laws in all countries in which we operate and is subject to routine review and audit by tax authorities in relation thereto. We provide for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. Changes to tax law, tax rates and penalties for failure to comply could have a material adverse effect on our business, financial condition and/or results of operations.

For example, HM Treasury introduced a new bank levy in the Finance Act 2011. The bank levy is imposed on (among other entities) UK banking groups and subsidiaries, and therefore applies to HSBC. A charge of US$570m has been recognised in 2011 in respect of this levy, based on the consolidated balance sheet at the year end. A reduced rate is applied to longer-term liabilities. Other countries, including France, Germany and South Korea, have also introduced bank levies. These do not have the same global basis as the UK bank levy and do not have a material effect on the Group at present. It is possible that we will become subject to higher levies in the future, to similar taxes in other jurisdictions and/or to financial activity or transaction taxes which are currently under consideration.

Risks related to our business operations, governance and internal control systems

Our risk management measures may not be successful

The management of risk is an integral part of all our activities. Risk constitutes our exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty including retail and wholesale credit risk, market risk, operational risk, non-traded market risk, insurance risk, concentration risk, liquidity and funding risk, reputational risk, strategic risk, pension obligation risk and regulatory risk. We seek to monitor and manage our risk exposure through a variety of separate but complementary control and reporting systems such as financial, credit, market, operational, compliance and legal. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgements that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Failure to manage risks appropriately could have a significant effect on our business, financial condition and/or results of operations.

12d

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Operational risks are inherent in our business

We are exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non-availability. For example, failure to protect our operations from internet crime or cyber attacks could result in the loss of customer data or other sensitive information which could impact our reputation and our ability to attract and keep customers. The threat of external fraud may increase during adverse economic conditions especially in retail and commercial banking. We are also subject to the risk of disruption of our business arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses in service to customers and/or economic loss to us. All of these risks are also applicable when we rely on outside suppliers or vendors to provide services to us and our customers.

Our operations are highly dependent on our information technology systems

The reliability and security of our information and technology infrastructure and our customer databases are crucial to maintaining the service availability of banking applications and processes and to protecting the HSBC brand. The proper functioning of our payment systems, financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between our branches and main data processing centres, are critical to our operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to our ability to service our clients, could breach regulations under which we operate and could cause long-term damage to our business and brand. For example, in 2010 HSBC Private Bank (Suisse) SA was the victim of a significant data theft resulting in reputational harm, intervention by regulators and remediation costs.

Our operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from the actual or perceived manner in which we conduct our business activities, from our financial performance, or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect our ability to keep and attract customers and, in particular, corporate and retail depositors.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, our business, financial condition and/or results of operations, including control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain qualified professionals, our business may be adversely affected.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results and financial position of the Group

The preparation of financial statements requires management to make judgements, estimates and

12e

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets and provision for liabilities, which are discussed in detail in ‘Critical accounting policies’ on page 38.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of operations and financial position of the Group could be materially misstated if the estimates and assumptions used prove to be inaccurate. For further details, see ‘Critical accounting policies’ on page 38.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us

We are required to comply with applicable anti-money laundering laws and regulations and have adopted various policies and procedures, including internal control and ‘know-your-customer’ procedures, aimed at preventing use of HSBC for money laundering. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US economic sanctions. For example, subsidiaries of HSBC Holdings have entered into a consent cease and desist order with the OCC and a similar consent order with the Federal Reserve Board which requires the implementation of improvements to compliance procedures regarding obligations under the US Bank Secrecy Act (the ‘BSA’) and anti-money laundering (‘AML’) rules. These consent orders do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies. Investigations by various authorities pertaining to, among other things, alleged violations of AML laws, the BSA and regulations issued by the Office of Foreign Asset Control are ongoing. See Note 44 on the Financial Statements on page 405.

In relevant situations and where permitted by regulation, we may rely upon certain counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. While permitted by regulation, such reliance may not be completely effective in preventing third parties from using us (and our relevant counterparties) as a conduit for money laundering including illegal cash operations without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, our reputation could suffer and we could become subject to fines, sanctions and/or legal enforcement (including being added to any ‘blacklists’ that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our business, financial condition and/or results of operations.

We may not achieve all the expected benefits of our strategic initiatives

In 2011 we developed and presented a new strategy for the Group. See further discussion in ‘Strategic direction’ on page 11. Our strategy is built around two trends, continued growth of international trade and capital flows, and wealth creation, particularly in faster growing markets. Based on our analysis of those trends, we have developed criteria to help us better deploy capital. We have also launched an initiative to reduce costs, part of which includes the disposal of non-core businesses. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. For example, the complexities of separating disposed assets from continuing operations, including transitional

12f

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

arrangements, could increase operational and reputational risks and threaten successful execution of an announced disposal. In addition, factors beyond our control, including but not limited to the market and economic conditions and other challenges discussed in detail above, could limit our ability to achieve all of the expected benefits of these initiatives.

Risks related to our business

We have significant exposure to counterparty risk within the financial sector and to other risk concentrations

We have exposure to virtually all major industries and counterparties, and we routinely execute transactions with counterparties in financial services, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. Our ability to engage in routine transactions to fund our operations and manage our risks could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses. Where counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure.

Market fluctuations may reduce our income or the value of our portfolios

Our businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that our customers act in a manner inconsistent with our business, pricing and hedging assumptions.

Market movements will continue to have a significant impact on us in a number of key areas. For example, our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary. Banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates, yield curves and spreads affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

Our insurance businesses are exposed to the risk that market fluctuations will cause mismatches to occur between product liabilities and the investment assets which back them. Market risks can affect our insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the value embedded in the insurance and investment contracts and our operating results, financial condition and prospects.

It is difficult to predict with any accuracy changes in market conditions, and such changes may have a material adverse effect on our operating results, financial condition and prospects.

Liquidity, or ready access to funds, is essential to our businesses

Our ability to borrow on a secured or unsecured basis and the cost of so doing can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness.

Current accounts and savings deposits payable on demand or at short notice form a significant part of our funding, and we place considerable importance on maintaining their stability. For deposits, stability depends upon preserving investor confidence in our capital strength and liquidity, and on comparable and transparent pricing. Although

12g

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

deposits have been, over time, a stable source of funding, this may not continue.

We also access professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local money markets. While we continued to have good access to debt capital markets in 2011, market disruption continued to have adverse effects on the liquidity and funding risk profile of the banking system in the year. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Even though we continued to have good access to debt capital markets during 2011 at competitive prices, the costs of liquidity have risen, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the challenging economic environment in Europe, the US and elsewhere.

If we are unable to raise funds through deposits and/or in the capital markets, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet our obligations under committed financing facilities and insurance contracts, or to fund new loans, investments and businesses. We may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase our cost or availability of funding and adversely affect our liquidity position and interest margins

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate HSBC Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of HSBC or of the relevant entity, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC’s or the relevant entity’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets. HSBC Holdings’ long-term credit rating was recently downgraded by Standard & Poor’s, after the rating agency applied its new rating methodology to banks globally. HSBC experienced no change in market demand or the cost of issuing liabilities and negligible changes in its collateral requirements arising from this change in rating. Further reductions in those ratings and outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, adversely affect our interest margins and/or our liquidity position.

Risks concerning borrower credit quality are inherent in our businesses

Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (e.g. reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties as a consequence of a general deterioration in economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of our assets and require an increase in our loan impairment charges.

We estimate and recognise impairment allowances for credit losses inherent in our credit exposure. This process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of our borrowers to repay their loans and the ability of other counterparties to meet their obligations. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations may have a material adverse impact on our business, financial condition and/or results of operations. For further information on the nature of our credit risk, see ‘Credit risk’ on page 104.

12h

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Our insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour

We provide various insurance products for customers with whom we have a banking relationship, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities. Adverse developments in any of these factors may adversely affect our financial condition and results of operations.

Our general insurance businesses are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on home insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect our financial condition and results of operations.

HSBC Holdings is a holding company and as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

HSBC Holdings is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which hold the principal assets of HSBC. As a separate legal entity, HSBC Holdings relies on remittance of its subsidiaries’ profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due. The ability of HSBC’s subsidiaries and affiliates to pay dividends could be restricted by changes in official banking measures, exchange controls and other requirements.

We may be required to make substantial contributions to our pension plans.

We operate a number of pension plans throughout the world, including defined benefit plans. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. The level of contributions we make to our pension plans has a direct impact on our cash flow. To the extent plan assets are insufficient to cover existing liabilities higher levels of contributions will be required. As a result, deficits in those pension plans may have a material adverse impact on our business, financial condition and/or results of operations.

12i

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Top and emerging risks

We classify certain risks as ‘top’ or ‘emerging’. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one year horizon. We consider an ‘emerging risk’ to be one which has large uncertain outcomes which may form and crystallise beyond a one year horizon and, if it were to crystallise, could have a material effect on our long term strategy.

Our approach to identifying and monitoring top and emerging risks is informed by the risk factors.

All of our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks which we assess on a Group-wide basis. Top and emerging risks fall under the following three broad categories:

•	macro-economic and geopolitical risk;

•	macro-prudential, regulatory and legal risks to our business model;

•	risks related to our business operations, governance and internal control systems.

During 2011 our senior management paid particular attention to a number of top and emerging risks which are summarised below:

Macro-economic and geopolitical risk

•	Eurozone – risk of sovereign defaults

•	Eurozone member departing from the currency union

•	Increased geopolitical risk in certain regions

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Risks related to our business operations, governance and internal control systems

•	Challenges to achieving our strategy in a downturn

•	Internet crime and fraud

•	Social media risk

•	Level of change creating operational complexity and heightened operational risk

•	Information security risk

All of the above risks are regarded as top risks with the exception of social media risk which is an emerging risk.

A detailed account of these risks is provided on page 99. Further comments on expected risks and uncertainties are made throughout the Annual Report and Accounts 2011, particularly in the section on Risk, pages 98 to 210.

Risk appetite

Risk appetite is a key component of our management of risk and describes the types and level of risk we are prepared to accept in delivering our strategy. It is discussed further on page 234.

Our risk appetite may be revised in response to the top and emerging risks we have identified.

HSBC Values

The role of HSBC Values in daily operating practice is significant in the context of the financial services sector and the wider economy, particularly in the light of developments and changes in regulatory policy, investor confidence and society’s view of the role of banks. We expect our executives and employees to act with courageous integrity in the execution of their duties by being:

•	dependable and doing the right thing;

•	open to different ideas and cultures; and

•	connected with our customers, communities, regulators and each other.

We continue to enhance our values-led culture by embedding HSBC Values into how we conduct our business and through the personal sponsorship of the Group Chief Executive and senior executives. These initiatives will continue in 2012 and beyond.

Key performance indicators

The Board of Directors and the GMB monitor HSBC’s progress against its strategic objectives. Progress is assessed by comparison with our strategy, our operating plan and our historical performance using both financial and non-financial measures.

Following a review of our high-level key performance indicators (‘KPI’s) and reflecting the increased focus on the quality of the capital base, the GMB decided to adopt a core tier 1 capital ratio instead of a tier 1 capital ratio as the primary indicator of the strength of our capital base and its ability to support the growth of the business and meet regulatory requirements.

The GMB remains focused on improving our capital deployment to support the achievement of our medium term target for return on equity of between 12% and 15%, utilising the five filter analysis across the portfolio of businesses. We will continue to evaluate our businesses in 2012 using this methodology.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Strategy	Capital deployment – improving the way we deploy capital
	Return on average ordinary shareholders’ equity[3]	Core tier 1 capital[8]	Advances to core funding ratio[9]

	Measure: (percentage) profit attributable to shareholders divided by average ordinary shareholders’ equity.	Measure: (percentage) core tier 1 capital comprising shareholders’ equity and related non-controlling interests less regulatory deductions and adjustments.	Measure: loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year.
	Target: to maintain a return in the medium term of between 12% and 15%.	Target: to maintain a strong capital base to support the development of the business and meet regulatory capital requirements at all times.	Target: to maintain an advances to core funding ratio below limits set for each entity.
	Outcome: return on average ordinary shareholders’ equity was below the target range, but 1.4 percentage points higher than 2010.	Outcome: the decrease in core tier 1 capital to 10.1% reflected an increase in RWAs due to a growth in lending balances, including those held for sale and an increase in the RWAs of our mainland China associates, as well as the introduction of Basel 2.5.	Outcome: the strong funding position of HBAP has allowed us to take advantage of loan growth opportunities during the year, while reduced lending in the US resulted in further strengthening of our funding position.

Strategy	Cost efficiency – a lean and values-driven organisation
	Cost efficiency (2011: underlying cost efficiency 61%)	Employee engagement

	Measure: (percentage) total operating expenses divided by net operating income before loan impairment and other credit risk provisions.	Measure: (percentage) measure of employee’s emotional and rational attachment to HSBC, a combination of advocacy, satisfaction, commitment and pride.

Target: to be between 48% and 52%, a range within which business is expected to remain to accommodate both returns to shareholders and the need for continued investment in support of future business growth.

Target: to achieve a 72% global rating in 2011, with progressive improvement to best in class.
	Outcome: on a reported and underlying basis the ratio was outside the target range, in part due to notable items including restructuring costs, customer redress programmes and a bank levy introduced by the UK government, but also due to an increase in staff costs reflecting wage inflation in key markets and higher average staff numbers.	Outcome: employee engagement behind global best in class. Improvement in 2011 despite a challenging environment.

HSBC HOLDINGS PLC

Report of the Directors: Overview (continued)

Growth – continue to position ourselves for growth			Strategy
Risk-adjusted revenue growth (2011: underlying growth 2%)	Basic earnings per ordinary share	Dividends per ordinary share growth

Measure: (percentage) increase in reported net operating income after loan impairment and other credit risk charges since last year.	Measure: (US$) level of basic earnings generated per ordinary share.	Measure: (percentage) increase in dividends per share since last year, based on dividends paid in respect of the year to which the dividend relates.
Target: to deliver consistent growth in risk adjusted revenues.	Target: to deliver consistent growth in basic earnings per share.	Target: to deliver sustained dividend per share growth.
Outcome: reported risk-adjusted revenue increased primarily due to favourable movements on the fair value of own debt due to credit spreads and on an underlying basis due to lower loan impairment charges.	Outcome: Earnings per share (‘EPS’) increased in 2011 reflecting significant favourable movements on the fair value of own debt due to credit spreads which resulted in an increase in reported profits.	Outcome: dividends per share increased by 14%.

Customer recommendation	Brand value

Measure: we measure our customer satisfaction through an independent market research survey of retail banking and business banking customers in selected countries, using a specific metric of customer recommendation (the ‘CRI’) to score performance. We benchmark our performance against key competitors in each market and set targets for performance based on our peer group of banks.

Measure: in 2011, we moved our brand measure to the Brand Finance valuation method as reported in The Banker Magazine. Our previous measure only gave us a score derived from a survey of our personal and small business customers. The Brand Finance methodology gives us a more complete measure of the strength of the brand and its impact across all business lines and customer groups. It is a wholly independent measure and is publicly reported.

Target: the Group target is for 75% of all the selected markets (based on their weighted revenue) to meet their CRI targets.	Target: a top 3 position in the banking peer group.
Outcome: CMB Business Banking exceeded its target. RBWM experienced a challenging environment in many of its large retail markets, with strong local competition and negative reaction to some strategic portfolio management activity, and only met its target in 35% of the markets by weighted revenue. It got to within 2 percentage points of its target in a further 44% of markets. See page 46 for further details. RBWM had a strong fourth quarter, with 77% of the markets meeting target and it finished the year ranked first in five of the six markets surveyed in Asia.	Outcome: HSBC’s brand value in 2009 followed a sharp drop in industry brand values in 2008/9 which coincided with the financial crisis. The subsequent increase reflected a general rise in values, with HSBC’s brand remaining one of the strongest in the sector.

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review

Financial summary

The management commentary included in the Report of the Directors: ‘Overview’ and ‘Operating and Financial Review’, together with the ‘Employees’ and ‘Corporate sustainability’ sections of ‘Corporate Governance’ and the ‘Directors’ Remuneration Report’ is presented in compliance with the IFRS Practice Statement ‘Management Commentary’ issued by the IASB.

Reconciliation of reported and

underlying profit before tax

In addition to results reported on an IFRSs basis, we measure our performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions and disposals of subsidiaries and businesses, and fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt; all of which distort year-on-year comparisons. We refer to this as our underlying performance.

Reported results include the effects of the above items. They are excluded when monitoring progress against operating plans and past results because management believes that the underlying basis more accurately reflects operating performance.

Constant currency

Constant currency comparatives for 2010 referred to in the commentaries are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for 2010 at the average rates of exchange for 2011; and

•	the balance sheet at 31 December 2010 at the prevailing rates of exchange on 31 December 2011.

Constant currency comparatives for 2009 referred to in the 2010 commentaries are computed on the same basis, by applying average rates of exchange for 2010 to the 2009 income and rates of exchange on 31 December 2010 to the balance sheet at 31 December 2009.

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

Underlying performance

The following tables compare our underlying performance in 2011 and 2010 with reported profits in those years. Equivalent tables are provided for each of HSBC’s global businesses and geographical segments in the Form 20-F filed with the SEC, which is available on www.hsbc.com.

The foreign currency translation differences reflect the relative weakening of the US dollar against most major currencies during 2011.

The following acquisitions and disposals affected both comparisons:

•	the gain of US$62m on reclassification of Bao Viet Holdings (‘Bao Viet’) from an available-for-sale asset to an associate in January 2010;

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•	the gain of US$66m on sale of our stake in Wells Fargo HSBC Trade Bank in March 2010;

•	the gain of US$107m on disposal of HSBC Insurance Brokers Limited in April 2010;

•

the dilution gains which arose on our holding in Ping An Insurance (Group) Company of China, Limited (‘Ping An’) following the issue of share capital to third parties in May 2010 and June 2011 of US$188m and US$181m, respectively;

•	the loss of US$42m on the sale of our investment in British Arab Commercial Bank plc in October 2010;

•	the gain of US$74m on the deconsolidation of private equity funds following the management buy-out of Headland Capital Partners Ltd (formerly known as HSBC Private Equity (Asia) Ltd) in November 2010;
•	the gain of US$255m on the sale of Eversholt Rail Group in December 2010;

•	the gain of US$83m on the sale of HSBC Afore S.A. de C.V. (‘HSBC Afore’) in August 2011;

•

a loss of US$48m being our share of the loss recorded by Ping An on remeasurement of its previously held equity interest in Shenzen Development Bank (‘SDB’) when Ping An took control and fully consolidated SDB in July 2011; and

•	the dilution gain of US$27m in December 2011 as a result of the merger between HSBC Saudi Arabia Limited and SABB Securities Limited.

16a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying profit before tax

	2011 compared with 2010
HSBC	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	39,441	48	781	40,270	40,662	–	40,662	3	1
Net fee income	17,355	(55)	349	17,649	17,160	–	17,160	(1)	(3)
Changes in fair value[14]	(63)	63	–	–	3,933	(3,933)	–
Other income[15]	11,514	(847)	284	10,951	10,525	(291)	10,234	(9)	(7)

Net operating income[16]	68,247	(791)	1,414	68,870	72,280	(4,224)	68,056	6	(1)

Loan impairment charges and other credit risk provisions	(14,039)	–	(206)	(14,245)	(12,127)	–	(12,127)	14	15

Net operating income	54,208	(791)	1,208	54,625	60,153	(4,224)	55,929	11	2

Operating expenses	(37,688)	220	(842)	(38,310)	(41,545)	–	(41,545)	(10)	(8)

Operating profit	16,520	(571)	366	16,315	18,608	(4,224)	14,384	13	(12)

Income from associates	2,517	–	93	2,610	3,264	48	3,312	30	27

Profit before tax	19,037	(571)	459	18,925	21,872	(4,176)	17,696	15	(6)

By geographical region

Europe	4,302	(88)	167	4,381	4,671	(2,947)	1,724	9	(61)
Hong Kong	5,692	(130)	(10)	5,552	5,823	–	5,823	2	5
Rest of Asia-Pacific	5,902	(187)	227	5,942	7,471	(135)	7,336	27	23
Middle East and North Africa	892	42	(10)	924	1,492	(41)	1,451	67	57
North America	454	(208)	39	285	100	(970)	(870)	(78)
Latin America	1,795	–	46	1,841	2,315	(83)	2,232	29	21

Profit before tax	19,037	(571)	459	18,925	21,872	(4,176)	17,696	15	(6)

By global business

Retail Banking and Wealth Management[17]	3,839	(3)	126	3,962	4,270	(83)	4,187	11	6
Commercial Banking	6,090	(119)	126	6,097	7,947	–	7,947	30	30
Global Banking and Markets[17]	9,215	(262)	198	9,151	7,049	–	7,049	(24)	(23)
Global Private Banking	1,054	–	6	1,060	944	–	944	(10)	(11)
Other	(1,161)	(187)	3	(1,345)	1,662	(4,093)	(2,431)		(81)

Profit before tax	19,037	(571)	459	18,925	21,872	(4,176)	17,696	15	(6)

For footnotes, see page 95.

Additional information is available on the HSBC website www.hsbc.com.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Consolidated income statement

Five-year summary consolidated income statement

	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Net interest income	40,662	39,441	40,730	42,563	37,795
Net fee income	17,160	17,355	17,664	20,024	22,002
Net trading income	6,506	7,210	9,863	6,560	9,834
Net income/(expense) from financial instruments designated at fair value	3,439	1,220	(3,531)	3,852	4,083
Gains less losses from financial investments	907	968	520	197	1,956
Dividend income	149	112	126	272	324
Net earned insurance premiums	12,872	11,146	10,471	10,850	9,076
Gains on disposal of French regional banks	–	–	–	2,445	–
Other operating income	1,766	2,562	2,788	1,808	2,531
Gains arising from dilution of interests in associates and joint ventures	208	188	–	–	1,092
Other	1,558	2,374	2,788	1,808	1,439

Total operating income	83,461	80,014	78,631	88,571	87,601

Net insurance claims incurred and movement in liabilities to policyholders	(11,181)	(11,767)	(12,450)	(6,889)	(8,608)

Net operating income before loan impairment charges and other credit risk provisions	72,280	68,247	66,181	81,682	78,993

Loan impairment charges and other credit risk provisions	(12,127)	(14,039)	(26,488)	(24,937)	(17,242)

Net operating income	60,153	54,208	39,693	56,745	61,751

Total operating expenses[19]	(41,545)	(37,688)	(34,395)	(49,099)	(39,042)

Operating profit	18,608	16,520	5,298	7,646	22,709

Share of profit in associates and joint ventures	3,264	2,517	1,781	1,661	1,503

Profit before tax	21,872	19,037	7,079	9,307	24,212

Tax expense	(3,928)	(4,846)	(385)	(2,809)	(3,757)

Profit for the year	17,944	14,191	6,694	6,498	20,455

Profit attributable to shareholders of the parent company	16,797	13,159	5,834	5,728	19,133
Profit attributable to non-controlling interests	1,147	1,032	860	770	1,322

Five-year financial information

	US$	US$	US$	US$	US$

Basic earnings per share[20]	0.92	0.73	0.34	0.41	1.44
Diluted earnings per share[20]	0.91	0.72	0.34	0.41	1.42
Dividends per ordinary share[1]	0.39	0.34	0.34	0.93	0.87

	%	%	%	%	%

Dividend payout ratio[21]	42.4	46.6	100.0	226.8	60.4
Post-tax return on average total assets	0.65	0.57	0.27	0.26	0.97
Return on average ordinary shareholders’ equity	10.9	9.5	5.1	4.7	15.9

Average foreign exchange translation rates to US$:
US$1: £	0.624	0.648	0.641	0.545	0.500
US$1: €	0.719	0.755	0.719	0.684	0.731

For footnotes, see page 95.

Reported profit before tax of US$21.9bn in 2011 was US$2.8bn higher than in 2010, primarily due to US$3.9bn of favourable fair value movements on own debt attributable to credit spreads compared with a negative movement of US$63m in 2010. On an underlying basis, profit before tax was 6% lower than in 2010 due to increased operating expenses which were partly offset by lower loan impairment charges and other credit risk provisions.

The results of the Group continued to be adversely affected by the losses in the US consumer

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

finance business, which were US$2.4bn in 2011 and US$2.2bn in 2010. We have agreed to sell the profitable US Card and Retail Services portfolio, with the remainder of the loss-making US consumer finance business being run down. We expect the sale of this business to have a significant impact on both revenue and profitability in North America for the foreseeable future.

The difference between reported and underlying results is explained on page 16. Except where stated otherwise, the commentaries in the Financial Summary are on an underlying basis and references to HSBC Finance Corporation (‘HSBC Finance’) and HSBC Bank USA N.A. (‘HSBC Bank USA’) are on a management basis, rather than a legal entity basis.

Net operating income before loan impairment charges and other credit risk provisions (‘revenue’) was broadly in line with 2010, due to the adverse effect on GB&M revenue in Europe of the turmoil in the eurozone sovereign debt market and a decline in lending balances in RBWM in North America being offset by revenue growth in faster-growing regions. The eurozone turmoil resulted in lower trading income from our Credit and Rates businesses as problems escalated, particularly in the second half of 2011. Our GB&M performance was also affected by lower revenues in Balance Sheet Management, as higher yielding positions matured and interest rates remained low, and in our legacy credit portfolio (see page 23). In North America, we continued to reposition our business and we remained focused on managing down our run-off portfolios. As a consequence, revenue fell, reflecting declining customer loan balances in the run-off portfolios and in the Card and Retail Services businesses.

These factors were broadly offset by increased net interest income in CMB as a result of strong balance sheet growth in 2010 which continued into 2011, albeit at a slower pace during the latter part of the year. Revenue also benefited from balance sheet growth in RBWM in Rest of Asia-Pacific and Latin America. There were also strong performances in over half of our business lines in GB&M, including Global Banking, Foreign Exchange and Equities, particularly in the faster growing regions of Rest of Asia-Pacific and Latin America.

Loan impairment charges and other credit risk provisions were considerably lower than in 2010, with decreases across all regions except Latin America and Hong Kong. The most significant decline in loan impairment charges was in RBWM in North America, reflecting lower balances in our consumer finance portfolios and lower lending balances and improved credit quality in Card and Retail Services. There was also a notable decline in loan impairment charges in Europe, due to successful initiatives taken to mitigate risk within RBWM which resulted in a reduction in delinquency rates in personal lending in the UK. Loan impairment charges and other credit risk provisions fell in the Middle East in GB&M due to the non-recurrence of restructuring activity for a small number of large customers. In Latin America, loan impairment charges and other credit risk provisions increased as a result of strong lending growth in RBWM and CMB, along with a rise in delinquency rates in Brazil during the second half of 2011.

Operating expenses were higher than in 2010, reflecting an increase in notable items and higher staff costs in faster-growing regions. Notable items included restructuring costs of US$1.1bn, a bank levy introduced by the UK government of US$570m, higher provisions relating to customer redress programmes of US$898m and US mortgage servicing costs of US$257m. The restructuring costs were incurred as a result of actions taken following the review of our capital deployment and operational effectiveness. This led to a reduction of more than 7,600 FTEs during the second half of 2011 and sustainable savings of US$0.9bn. These notable items were partially offset by a credit of US$587m resulting from a change in the inflation measure used to calculate the defined benefit obligation of the HSBC Bank plc (‘HSBC Bank’) UK defined benefit plan for deferred pensions.

Income from associates increased, mainly driven by strong results in our mainland China associates. The contribution from Bank of Communications Co., Limited (‘BoCom’) rose due to loan growth, wider deposit spreads and higher fee income. Our share of profits from Industrial Bank Co. Limited (‘Industrial Bank’) rose due to strong growth in customer lending and an increase in fee-based revenue.

The reported profit after tax was US$3.8bn or 26% higher, due to the increase in taxable profits, primarily from movements on the fair value of own debt and a lower tax expense. This reflected the inclusion in 2011 of a deferred tax benefit now eligible to be recognised in respect of foreign tax credits. In addition, the tax charge in 2010 included US$1.2bn attributable to a taxable gain from an internal reorganisation in North America. As a result of these factors, the effective tax rate for 2011 was 18% compared with 25.5% in 2010.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Group performance by income and expense item

Net interest income

	2011 US$m		2010 US$m		2009 US$m

Interest income	63,005		58,345		62,096
Interest expense	(22,343)		(18,904)		(21,366)

Net interest income[22]	40,662		39,441		40,730

Average interest-earning assets	1,622,658		1,472,294		1,384,705
Gross interest yield[23]	3.88%		3.96%		4.48%
Less: cost of funds	(1.56%	)	(1.41%	)	(1.58%	)
Net interest spread[24]	2.32%		2.55%		2.90%
Net interest margin[25]	2.51%		2.68%		2.94%

Summary of interest income by type of asset

	2011			2010			2009
	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Short-term funds and loans and advances to banks	261,749	5,860	2.24	236,742	4,555	1.92	192,578	4,199	2.18
Loans and advances to customers	945,288	45,250	4.79	858,499	44,186	5.15	870,057	48,301	5.55
Financial investments	384,059	10,229	2.66	378,971	9,375	2.47	322,880	9,425	2.92
Other interest-earning assets[26]	31,562	1,666	5.28	(1,918)	229	(11.94)	(810)	171	(21.11)

Total interest-earning assets	1,622,658	63,005	3.88	1,472,294	58,345	3.96	1,384,705	62,096	4.48
Trading assets and financial assets designated at fair value [27,28]	410,038	8,671	2.11	385,203	7,060	1.83	419,647	8,646	2.06
Impairment provisions	(18,738)			(22,905)			(26,308)
Non-interest-earning assets	752,965			664,308			667,942

Total assets and interest income	2,766,923	71,676	2.59	2,498,900	65,405	2.62	2,445,986	70,742	2.89

Summary of interest expense by type of liability and equity
	2011			2010			2009
	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %

Deposits by banks[29]	106,099	1,591	1.50	111,443	1,136	1.02	117,847	1,659	1.41
Financial liabilities designated at fair value – own debt issued[30]	73,635	1,313	1.78	66,706	1,271	1.91	60,221	1,558	2.59
Customer accounts[31]	1,058,326	13,456	1.27	962,613	10,778	1.12	940,918	11,346	1.21
Debt securities in issue	181,482	5,260	2.90	189,898	4,931	2.60	225,657	5,901	2.62
Other interest-bearing liabilities	14,024	723	5.16	8,730	788	9.03	8,640	902	10.44
Total interest-bearing liabilities	1,433,566	22,343	1.56	1,339,390	18,904	1.41	1,353,283	21,366	1.58
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	355,345	4,564	1.28	275,804	3,780	1.37	221,358	4,280	1.93
Non-interest bearing current accounts	162,369			142,579			123,271
Total equity and other non-interest bearing liabilities	815,643			741,127			748,074

Total equity and liabilities	2,766,923	26,907	0.97	2,498,900	22,684	0.91	2,445,986	25,646	1.05

For footnotes, see page 95.

Net interest income was US$40.7bn, 3% higher than in 2010. On an underlying basis, net interest income was broadly in line with the previous year, as the benefit to income from continued strong growth in average interest-earning balances was largely offset by a decline in spreads.

Average loans and advances to customers grew strongly in 2011, reflecting targeted lending growth during 2010 and the first half of 2011 in CMB and

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

GB&M, as well as strong mortgage lending growth in our RBWM businesses in the UK, Hong Kong and Rest of Asia-Pacific throughout both years. During the year, we announced the sale of 195 non-strategic branches and our Cards and Retail Services business in the US, and reclassified the related loans and advances to customers to other assets held for sale, reported within ‘Other interest-earning assets’. This, together with the continued decline in the consumer finance portfolios in run-off, partly offset the rise in average lending balances in other regions.

The benefit to interest income of the strong customer lending volume growth was offset in part by a reduction in gross yields from loans and advances to customers. This reflected the transfer of balances to assets held for sale, including higher yielding unsecured lending, the continued decline within the US consumer finance portfolios and the repositioning of RBWM towards higher quality secured lending, particularly mortgages, together with intense competition in certain markets.

Interest income from short-term funds and loans and advances to banks also increased, attributable to higher average balances with central banks. This reflected higher deposit requirements by central banks in certain markets, together with the placement of excess liquidity in Asia with central banks. Interest income from short-term funds and loans and advances to banks, as well as financial investments, also benefited from higher yields as interest rates rose, particularly in mainland China, India and Brazil.

Interest income from other interest earning assets rose as a result of the reclassification of assets held for sale and the related income.

The rise in interest income was largely offset by higher interest expense. This was driven by a significant increase in average customer account balances in Hong Kong, Rest of Asia-Pacific and Europe as a result of targeted deposit campaigns. The cost of funds also rose as a result of base rate increases, notably in mainland China, India and Brazil, and competitive pricing to attract and retain deposits in many markets.

The increase in interest expense on deposits by banks was driven by a rise in the cost of funds in Europe, reflecting the maturity of derivatives used to hedge interest rate risk and their replacement at lower prevailing interest rates.

The interest expense on own debt designated at fair value also rose, reflecting the volume of new issuances during the year. Although the average balance of debt securities in issue declined due to maturities not being replaced in North America and Europe, the related interest expense increased as a result of a general widening of credit spreads in the financial sector.

‘Net interest income’ includes the expense of internally funding trading assets, while related revenue is reported in ‘Net trading income’. The internal cost of funding these assets rose due to the increase in average trading assets during the year. In reporting our global business results, this cost is included within ‘Net trading income’.

The decrease in the net interest spread compared with 2010 was attributable to lower yields on loans and advances to customers as we continued to target higher quality assets, coupled with a rising cost of funds on customer accounts. Our net interest margin also fell, but by a lesser amount, due to the benefit from net free funds. This benefit rose as a result of the increase in the Group’s cost of funds, coupled with higher third party funding of our trading book, in line with the growth of trading assets.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Net fee income

	2011 US$m	2010 US$m	2009 US$m

Cards	3,955	3,801	4,625
Account services	3,670	3,632	3,592
Funds under management	2,753	2,511	2,172
Credit facilities	1,749	1,635	1,479
Broking income	1,711	1,789	1,617
Imports/exports	1,103	991	897
Insurance	1,052	1,147	1,421
Remittances	770	680	613
Global custody	751	700	988
Unit trusts	657	560	363
Underwriting	578	623	746
Corporate finance	441	440	396
Trust income	294	291	278
Investment contracts	136	109	97
Mortgage servicing	109	118	124
Taxpayer financial services	2	73	87
Maintenance income on operating leases	–	99	111
Other	1,766	1,918	1,797

Fee income	21,497	21,117	21,403

Less: fee expense	(4,337)	(3,762)	(3,739)

Net fee income	17,160	17,355	17,664

Reported net fee income was broadly in line with 2010. Reported results in 2010 included revenue from Eversholt Rail Group and HSBC Insurance Brokers Ltd. These items are excluded from our underlying results which declined by 3%. This was mainly due to increased fee expenses in North America and the impact of discontinuing certain business operations.

Fee expenses increased in North America, reflecting higher ‘revenue-share’ payments to our credit card partners as improved portfolio performance resulted in increased cash flows. Fee expenses also rose in Latin America, reflecting increased transaction volumes, and in Europe, notably in GB&M, which benefited from higher recoveries from the securities investment conduits in 2010.

Card-related income was higher, led by growth in Hong Kong due to higher transaction volumes, driven by increased retail spending and customer promotions, and in Europe due to increased interchange commissions from higher volumes and rates.

Fee income from unit trusts increased due to higher transaction volumes, notably in Hong Kong, reflecting increased product offerings, competitive pricing and successful sales activity as clients sought to maximise returns in the low interest rate environment. However, broking income was lower, primarily in Hong Kong due to increased competition in the territory during the second half of the year.

Remittances and trade-related fee income increased, notably in the Rest of Asia-Pacific region, due to higher trade and transaction volumes as we targeted asset growth and trade activity in the region, supported by marketing activities, customer acquisition and a rise in transactions from existing customers.

The negligible income from Taxpayer Financial Services in the US during 2011 resulted from the decision to exit the business.

We expect the sale of the Card and Retail Services business to have a significant impact on both fee income related to cards and insurance, and fee expenses.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Net trading income

	2011 US$m	2010 US$m	2009 US$m

Trading activities	4,873	5,708	5,312
Net interest income on trading activities	3,223	2,530	3,627
Other trading income – hedge ineffectiveness:
– on cash flow hedges	26	(9)	90
– on fair value hedges	(224)	38	(45)
Non-qualifying hedges	(1,392)	(1,057)	951
Losses on Bernard L Madoff Investment Securities LLC fraud	–	–	(72)

Net trading income[32,33]	6,506	7,210	9,863

For footnotes, see page 95.

Reported net trading income was US$6.5bn, 10% lower than in 2010. On an underlying basis, net trading income declined by 15%, driven by significantly lower net income from trading activities in GB&M as turmoil in eurozone sovereign debt markets escalated, particularly in the second half of 2011. Increased risk aversion and limited client activity led to a significant widening of spreads on certain eurozone sovereign and corporate bonds, resulting in trading losses in our European Credit and Rates businesses.

Net trading income also declined from our legacy credit portfolio, a separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions. This reflected the non-recurrence of the price appreciation during the previous year and lower holdings as a result of maturities and disposals aimed at reducing capital consumption, coupled with the non-recurrence of an US$89m gain from a 2010 legal settlement relating to certain loans previously purchased for resale from a third party.

In addition, lower favourable foreign exchange movements were reported on trading assets held as economic hedges of foreign currency debt designated at fair value. These offset lower adverse foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’.

Notwithstanding the difficult trading conditions, there were strong performances across other parts of GB&M. Rates trading revenues in Hong Kong, North America and Latin America remained resilient as client flows increased. Fair value gains on structured liabilities also increased, mainly in Rates, as credit spreads widened more significantly than in 2010, resulting in a gain of US$458m compared with US$23m in 2010.

Our Foreign Exchange business benefited from increased activity from both Global Banking and CMB customers, particularly in Hong Kong, Rest of Asia-Pacific, North America and Latin America, coupled with an improved trading environment compared with 2010. The latter reflected market volatility caused by geopolitical tensions, ongoing eurozone sovereign debt concerns and interventions by central banks. Equities revenues also rose as investment in platforms improved our competitive positioning and helped capture increased client flows, notably in the first half of the year in Europe and Hong Kong.

In addition to the decline in net income from trading activities in GB&M, we reported adverse fair value movements on derivatives relating to certain legacy provident funds in Hong Kong as long-term investment returns fell. This was offset in part by a reduction in the loss provisions for mortgage loan repurchase obligations associated with loans previously sold in RBWM in North America, which decreased by US$341m to US$92m.

There were adverse fair value movements on non-qualifying hedges. These are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, or could not be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance. The size and direction of the changes in fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities. The adverse fair value movement on non-qualifying hedges in North America was higher in 2011 as long-term US interest rates declined to a greater extent than in 2010. This was partly offset by lower adverse fair value movements on these

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

instruments in Europe.

Ineffectiveness in the hedging of available-for-sale investment portfolios resulted in adverse movements on fair value hedges. This was due to growth in the underlying investment portfolio in Europe as a result of new purchases and a more pronounced decline in yield curves in North America than in 2010.

Net interest income earned on trading activities rose by 23%, driven by an increase in average holdings and higher yields on our trading portfolio. This was partly offset by higher interest expense on trading liabilities reflecting an increase in funding requirements in line with the growth in average trading assets. The cost of internally funding these assets also rose, but this interest expense is reported within ‘Net interest income’.

Net income/(expense) from financial instruments designated at fair value

	2011 US$m	2010 US$m	2009 US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	(933)	2,349	3,793
– liabilities to customers under investment contracts	231	(946)	(1,329)
– HSBC’s long-term debt issued and related derivatives	4,161	(258)	(6,247)
Change in own credit spread on long-term debt	3,933	(63)	(6,533)
Other changes in fair value[34]	228	(195)	286
– other instruments designated at fair value and related derivatives	(20)	75	252
Net income/(expense) from financial instruments designated at fair value	3,439	1,220	(3,531)

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose

	2011 US$m	2010 US$m	2009 US$m

Financial assets designated at fair value at 31 December	30,856	37,011	37,181
Financial liabilities designated at fair value at 31 December	85,724	88,133	80,092

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[35]	7,221	7,167	6,097
– unit-linked insurance and other insurance and investment contracts	20,033	19,725	16,982
Long-term debt issues designated at fair value	73,808	69,906	62,641

For footnotes, see page 95.

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

We reported net income from financial instruments designated at fair value of US$3.4bn in 2011 compared with US$1.2bn in 2010. This included the credit spread-related movements in the fair value of our own long-term debt, on which we reported favourable fair value movements of US$3.9bn in 2011 and adverse movements of US$63m in 2010. These favourable fair value movements arose in 2011 as credit spreads widened,

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

in comparison with smaller favourable fair value movements in North America and adverse fair value movements in Europe, both in 2010.

On an underlying basis, which excludes credit spread-related movements in the fair value of our own long-term debt, the equivalent figures were net expense of US$494m in 2011 and net income of US$1.3bn in 2010. Net expense arising from financial assets held to meet liabilities under insurance and investment contracts reflected net investment losses in 2011 as a result of adverse movements in equity markets, primarily in Europe and Hong Kong, compared with net investment gains experienced during 2010. This predominantly affected the value of assets held to support unit-linked contracts in the UK and Hong Kong, insurance contracts with discretionary participation features (‘DPF’) in Hong Kong, and investment contracts with DPF in France.

The investment gains or losses arising from equity markets resulted in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is also recorded under ‘Net income from financial instruments designated at fair value’. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with DPF, where the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Within net income from financial instruments designated at fair value were lower adverse foreign exchange movements than in 2010 on foreign currency debt designated at fair value issued as part of our overall funding strategy, with an offset from trading assets held as economic hedges reported in ‘Net trading income’.

Gains less losses from financial investments

	2011 US$m	2010 US$m	2009 US$m
Net gains/(losses) from disposal of:
– debt securities	712	564	463
– equity securities	360	516	407
– other financial investments	12	(7)	8

	1,084	1,073	878
Impairment of available-for-sale equity securities	(177)	(105)	(358)

Gains less losses from financial investments	907	968	520

Reported gains less losses from financial investments decreased by US$61m to US$907m. On an underlying basis, excluding an accounting gain of US$62m arising from the reclassification of Bao Viet as an associate in 2010, they declined by 4%.

The reduction was principally driven by lower net gains from the disposal of available-for-sale equity securities, as deterioration in market confidence resulted in fewer disposal opportunities and lower gains from the sale of private equity investments, notably in Europe. We also recognised a gain on disposal in 2010 of an equity investment in a Singaporean property company which did not recur. This was partly offset by a gain on sale of shares in a Mexican listed company.

Impairments of available-for-sale equity securities rose, due to write downs of our equity investments in real estate companies, reflecting a decline in property values in 2011.

Net gains from the disposal of available-for-sale debt securities increased in Europe and North America following sales of government bonds and mortgage-backed securities by Balance Sheet Management as part of normal portfolio management activities. However, this was offset in part by lower net gains in Hong Kong and Rest of Asia-Pacific on the disposal of government debt securities in 2011.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Net earned insurance premiums

	2011 US$m	2010 US$m	2009 US$m

Gross insurance premium income	13,338	11,609	10,991
Reinsurance premiums	(466)	(463)	(520)

Net earned insurance premiums	12,872	11,146	10,471

Net earned insurance premiums which relate to insurance and investment contracts with DPF increased by 15% on a reported basis and by 13% on an underlying basis, primarily driven by strong sales in the Hong Kong life insurance business and also in Latin America. This reflected the strategic focus of the Group on wealth management, of which insurance is a key part.

In Hong Kong, sales of deferred annuities, unit-linked products and a universal life product targeted at high net worth individuals all rose, coupled with higher levels of renewals from a larger in-force book of business due to an increased demand for wealth products. Sales of a universal life insurance product targeted at high net worth individuals were also higher in Rest of Asia-Pacific, notably in Singapore, driven by successful sales initiatives.

In Latin America, net earned premiums also grew strongly due to a rise in contributions from unit-linked, life and credit protection products in Brazil, reflecting investment in the distribution network. This was supported by higher premiums from the motor insurance business in Argentina as a result of volume growth and repricing initiatives.

In Europe, net earned premiums decreased resulting from the non-renewal and transfer to third parties of certain contracts in our Irish business as well as the continued run-off and subsequent disposal of the motor business in the UK during 2011.

This was partly offset by premium growth in both France, on investment contracts with DPF as a result of targeted sales campaigns aimed at high net worth clients, and the UK, on unit-linked products due to increased distribution channels.

Other operating income

	2011 US$m	2010 US$m	2009 US$m

Rent received	217	535	547
Gains/(losses) recognised on assets held for sale	55	(263)	(115)
Valuation gains/(losses) on investment properties	118	93	(24)
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	57	701	1,033
Gains arising from dilution of interests in associates and joint ventures	208	188	–
Change in present value of in-force long-term insurance business	726	705	605
Other	385	603	742

Other operating income	1,766	2,562	2,788

Reported other operating income of US$1.8bn decreased by US$796m in 2011. Reported results in 2011 included a gain of US$181m arising from a dilution of our holding in Ping An following its issue of share capital to a third party and a gain of US$83m from the sale of HSBC Afore, our Mexican pension administration business. We also reported a dilution gain of US$27m as a result of the reduction in our holding in HSBC Saudi Arabia Limited following its merger with SABB Securities Limited. Income in 2010 included a gain of US$188m following the dilution of our holding in Ping An along with gains from the sale of HSBC Insurance Brokers (US$107m), the Wells Fargo HSBC Trade Bank (US$66m), Eversholt Rail Group (US$255m) and HSBC Private Equity (Asia) Ltd (US$74m), partly offset by a loss of US$42m on the disposal of our shareholding in British Arab Commercial Bank plc.

On an underlying basis, excluding the items referred to above, other operating income decreased by US$71m compared with 2010. Lower losses on assets held for sale driven by the non-recurrence of the US$207m loss on the sale of the US vehicle finance servicing operation in 2010 and associated loan portfolio were more than offset by the non-recurrence of gains of US$250m on the sale and leaseback of our Paris and New York headquarters in 2010, which exceeded gains recorded in 2011 on the sale of buildings including US$61m from the sale and leaseback of branches in Mexico.

Favourable net movements in the present value of in-force (‘PVIF’) long-term insurance business

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

compared with 2010 were driven by a one-off gain of US$243m recognised upon the refinement of the calculation of the PVIF asset to bring greater comparability and consistency across our insurance operations, and strong sales of life insurance products, notably in Hong Kong and Singapore. Largely offsetting this was a net decrease from experience and assumption updates and a higher unwind of cash flows from the growing in-force book.

Net insurance claims incurred and movement in liabilities to policyholders

	2011 US$m	2010 US$m	2009 US$m
Insurance claims incurred and movement in liabilities to policyholders:
– gross	11,631	11,969	12,560
– reinsurers’ share	(450)	(202)	(110)

– net[36]	11,181	11,767	12,450

For footnote, see page 95.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 5% on a reported basis and by 7% on an underlying basis, driven by investment losses on insurance assets, notably in Europe and Hong Kong.

In France, the UK and Hong Kong we experienced a reduction in the movement in liabilities to policyholders resulting from a fall in fair value of the assets held to support policyholder funds, particularly in relation to unit-linked insurance contracts and investment and insurance contracts with DPF, as a result of equity market falls.

The gains or losses experienced on the financial assets designated at fair value held to support insurance contract liabilities and investment contracts with DPF are reported in ‘Net income from financial instruments designated at fair value’.

Further declines in the movement in liabilities to policyholders resulted from the non-renewal and transfer to third parties of certain contracts in our Irish businesses as well as the continued run-off and subsequent sale of the motor business in the UK during 2011.

Reductions in the movement in liabilities to policyholders were partly offset by additional liabilities established for new business premiums written, notably in Hong Kong, Brazil, France, the UK and Singapore, which are consistent with increases in net earned premiums.

Loan impairment charges and other credit risk provisions

	2011 US$m	2010 US$m	2009 US$m
Loan impairment charges
New allowances net of allowance releases	12,931	14,568	25,832
Recoveries of amounts previously written off	(1,426)	(1,020)	(890)
	11,505	13,548	24,942
Individually assessed allowances	1,915	2,625	4,458
Collectively assessed allowances	9,590	10,923	20,484

Impairment of available-for-sale debt securities	631	472	1,474
Other credit risk provisions/(recoveries)	(9)	19	72

Loan impairment charges and other credit risk provisions	12,127	14,039	26,488
	%	%	%
– as a percentage of net operating income excluding the effect of fair value movements in respect of credit spread on own debt and before loan impairment charges and other credit risk provisions	17.7	20.6	36.4
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers	1.2	1.5	2.8

Loan impairment charges and other credit risk provisions were US$12.1bn, a decline of 14% compared with 2010 on a reported basis and 15% on an underlying basis.

At 31 December 2011, the aggregate balance of customer loan impairment allowances was US$17.5bn, representing 1.9% of gross loans and advances to customers (net of reverse repos and

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

settlement accounts) compared with 2.2% at 31 December 2010.

In 2011, loan impairment charges and other credit risk provisions declined in all regions except Latin America and Hong Kong. The reduction was most significant in our consumer finance portfolios in HSBC Finance in North America, which contributed 66% of the reduction, reflecting lower lending balances in the run-off portfolio along with a reduction in lending balances and lower delinquency rates as our Card and Retail Services customers focused on repayments. In Latin America, principally Brazil, and also in Hong Kong, collective loan impairment allowances rose as we grew our lending book on the back of strong economic growth and increased customer demand.

During 2011, we reported US$631m of impairments related to available-for-sale debt securities, compared with US$472m in 2010. In 2011, we recognised a charge of US$212m to write down to market value available-for-sale Greek sovereign debt now judged to be impaired following the deterioration in Greece’s fiscal position. This was partly offset as losses arising in underlying collateral pools generated lower charges on asset-backed securities.

In our US run-off portfolios, loan impairment charges of US$5.0bn were 14% lower than in 2010. The decline was mainly in our Consumer and Mortgage Lending (‘CML’) portfolio, driven by the reduction in customer lending balances, in part offset by higher loan impairment allowances reflecting a rise in the estimated cost to obtain collateral as well as delays in the timing of expected cash flows, both the result of the industry-wide delays in foreclosure processing.

In the third quarter of 2011, loan impairment charges in the CML portfolio increased markedly as delinquency worsened compared with the first half of 2011. In addition, we increased our loan impairment allowances to reflect a rise in the expected cost to obtain and realise collateral following delays in foreclosure processing. Despite a decline in loan impairment charges in the fourth quarter, these factors contributed significantly to a rise in the Group’s loan impairment charges in the second half of 2011 compared with the first half of the year.

In Card and Retail Services, loan impairment charges fell by 26% to US$1.6bn reflecting lower lending balances and improved delinquency rates as customer repayment rates remained strong during 2011.

In CMB, loan impairment charges and other credit risk provisions in North America declined in both Canada and the US reflecting improved credit quality, and in Canada this was also due to lower lending balances. These declines were partly offset by a loan impairment charge on a commercial real estate lending exposure.

The reduction in loan impairment charges and other credit risk provisions in North America was partly offset by an increase in GB&M, reflecting lower releases of collective loan impairment allowances compared with 2010. In addition, 2011 included a loan impairment charge associated with a corporate lending relationship.

Loan impairment charges and other credit risk provisions in Europe fell by 20% to US$2.5bn, notably in the UK. The reduction was mainly in our RBWM business where loan impairment charges declined by 53% to US$596m despite the difficult economic climate and continued pressures on households’ finances. Delinquency rates declined across both the secured and unsecured lending portfolios, reflecting improvement in portfolio quality and the continued low interest rate environment as well as successful actions taken to mitigate credit risk and proactive account management. In CMB, loan impairment charges and other credit risk provisions were 7% lower, mainly in the UK. This was partly offset by an increase in individually assessed loan impairment charges in Greece as economic conditions worsened.

In GB&M in Europe, loan impairment charges and other credit risk provisions increased by 8% as we recorded an impairment of US$145m to write down to market value available-for-sale Greek sovereign debt now judged to be impaired following the deterioration in Greece’s fiscal position. Further information on our exposures to countries in the eurozone is provided in ‘Areas of special interest – wholesale lending’ on page 112.

In the Middle East and North Africa, loan impairment charges and other credit risk provisions fell by 53% to US$293m, primarily due to a marked decline in loan impairment charges and other credit risk provisions in our GB&M business. This reflected the non-recurrence of individually assessed loan impairment charges recorded in the first half of 2010 related to restructuring activity for a small number of large corporate customers in the United Arab Emirates (‘UAE’). In RBWM, loan impairment charges declined by 45%, due to significantly improved delinquency rates reflecting a repositioning of the loan book towards higher quality lending as

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

we continued to manage down unsecured lending, together with impaired collections practices.

In Rest of Asia-Pacific, loan impairment charges and other credit risk provisions declined by 42% to US$267m, driven by reductions in India and Singapore. The marked decline in India reflected an improvement in delinquency, particularly in the unsecured portfolios as lending balances were managed down. In GB&M, loan impairment charges and other credit risk provisions declined by 58%, mainly in Singapore, due to a reduction in individually assessed loan impairment charges.

In Latin America, loan impairment charges increased by 17% to US$1.9bn. In Brazil, loan impairment charges and other credit risk provisions rose by 43% to US$1.4bn due to a rise in collective loan impairment allowances in both RBWM and CMB following the strong growth in our customer lending balances and a rise in delinquency rates in the second half of 2011. In addition, we recognised a significant individually assessed loan impairment charge related to a commercial customer. The increase in Brazil was partly offset by a 28% decline in loan impairment charges and other credit risk provisions in Mexico. This was mainly in our RBWM business due to lower balances in our credit card portfolio as certain higher risk portfolios were run-down and both credit quality and collections improved.

In Hong Kong, loan impairment charges and other credit risk provisions increased by 36% to US$156m. In CMB, higher loan impairment charges included a specific impairment charge related to a single customer, as well as higher collectively assessed charges reflecting growth in lending balances. In GPB, loan impairment charges and other credit risk provisions also increased, reflecting an impairment of available-for-sale Greek sovereign debt.

Operating expenses

	2011	2010	2009
	US$m	US$m	US$m

By expense category
Employee compensation and benefits	21,166	19,836	18,468
Premises and equipment (excluding depreciation and impairment)	4,503	4,348	4,099
General and administrative expenses	12,956	10,808	9,293
Administrative expenses	38,625	34,992	31,860
Depreciation and impairment of property, plant and equipment	1,570	1,713	1,725
Amortisation and impairment of intangible assets	1,350	983	810

Operating expenses	41,545	37,688	34,395

Included in the above are the following notable cost items:
Restructuring costs (including impairment of assets)	1,122	154	301
UK customer redress programmes	898	78	–
UK bank levy	570	–	–
Payroll tax	(13)	324	–
US mortgage foreclosure and servicing costs	257	–	–
UK pension credit	(587)	–	(499)
US accounting gain on change in staff benefits	–	(148)	–

Deferred variable compensation awards – accelerated amortisation	163	–	–

Staff numbers (full-time equivalents)

	At 31 December
	2011	2010	2009

Europe	74,892	75,698	76,703
Hong Kong	28,984	29,171	27,614
Rest of Asia-Pacific	91,051	91,607	87,141
Middle East and North Africa	8,373	8,676	8,281
North America	30,981	33,865	35,458
Latin America	54,035	56,044	54,288

Staff numbers	288,316	295,061	289,485

Operating expenses increased by 10% to US$41.5bn on a reported basis. On an underlying basis, costs increased by 8% compared with 2010, driven by a higher amount of notable items in 2011 as listed in the table above and a rise in staff costs, primarily in faster growing regions. Notable items included

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

restructuring costs, provisions relating to customer redress programmes in the UK, including a charge in respect of the possible mis-selling of Payment Protection Insurance (‘PPI’) in previous years, the UK bank levy and a new provision for US mortgage foreclosure and servicing costs. These were partially offset by a credit resulting from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions and the non-recurrence of the 2010 payroll and bonus taxes in the UK and France.

Salaries and wages rose, primarily driven by wage inflation in Rest of Asia-Pacific and Hong Kong and union-agreed salary increases in Latin America.

The growth in business volumes, primarily in Hong Kong, Rest of Asia-Pacific and Latin America, was supported by a small rise in average staff numbers (expressed as FTEs) which grew marginally in 2011. Staff costs also rose due to higher amortisation charges for previous years’ restricted and performance share awards and an acceleration in the expense recognition for deferred bonus awards of US$163m, in line with regulatory and best practice guidance (see page 95). Otherwise, performance-related costs were lower than in 2010, primarily in GB&M where net operating income declined.

During the year, we incurred US$1.1bn of restructuring costs including US$542m which were staff related and US$325m of impairment of certain software projects now deferred or cancelled.

During 2011, we began a Group-wide review of our organisational effectiveness. We achieved US$0.9bn of sustainable savings in 2011, approximately one third of our objective of US$2.5bn to US$3.5bn over three years. We started implementing consistent business models in RBWM and CMB and undertook a detailed review of our head offices. In addition, we began the re-engineering of our global functions, we commenced the streamlining of our IT function including the consolidation of some data centres and other services, and we re-engineered a number of customer-facing and back-office processes leading to a more efficient use of our corporate real estate.

This resulted in a net reduction of staff numbers of more than 7,600 during the second half of 2011 despite continuing to recruit selectively in our target growth areas.

The savings achieved by delivering on these programmes enabled the funding of investment in strategic initiatives, including the development of Prime Services and equity market capabilities and the expansion of the Rates and Foreign Exchange e-commerce platforms in Europe, and the recruitment of additional front office staff in selected markets.

Costs increased due to a rise in compliance costs in GB&M and litigation expenses in RBWM, both predominantly in the US. However, marketing costs fell in North America and Latin America as discretionary costs were tightly controlled.

Cost efficiency ratios4

	2011%	2010%	2009%

HSBC	57.5	55.2	52.0

Geographical regions
Europe	70.4	67.9	59.4
Hong Kong	44.5	43.4	41.7
Rest of Asia-Pacific	54.2	55.7	55.6
Middle East and North Africa	44.5	44.7	38.6
North America	55.7	48.8	51.5
Latin America	63.3	65.7	59.6

Global businesses
Retail Banking and Wealth Management[17]	63.2	58.1	52.3
Commercial Banking	46.3	49.4	46.4
Global Banking and Markets[17]	57.0	48.8	37.5
Global Private Banking	68.8	65.8	60.5
For footnote, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Share of profit in associates and joint ventures

	2011 US$m	2010 US$m	2009 US$m
Associates
Bank of Communications Co., Limited	1,370	987	754
Ping An Insurance (Group) Company of China, Limited	946	848	551
Industrial Bank Co., Limited	471	327	216
The Saudi British Bank	308	161	172
Other	126	156	42

Share of profit in associates	3,221	2,479	1,735
Share of profit in joint ventures	43	38	46

Share of profit in associates and joint ventures	3,264	2,517	1,781

The reported share of profit in associates and joint ventures was US$3.3bn, an increase of 30% compared with 2010. On an underlying basis, which excludes the re-measurement loss relating to Ping An’s acquisition of Shenzhen Development Bank, the share of profits from associates increased by 27%. This was driven mainly by higher contributions from our mainland China associates.

Our share of profits from BoCom rose, driven by strong loan growth, wider spreads following benchmark interest rate rises by the People’s Bank of China and effective re-pricing. Fee-based income also increased due to the continued development of investment banking services as well as increased credit card spending. The contribution from Industrial Bank rose as a result of continued growth in customer lending, higher fee income and a fall in loan impairment charges.

Profits from Saudi British Bank increased, driven by a decline in loan impairment charges as the credit environment improved in Saudi Arabia and due to good cost control.

Higher profits from Ping An resulted from strong growth in sales in the insurance business and higher income from the banking business following the acquisition of Shenzhen Development Bank in July 2011.

Tax expense

	2011 US$m	2010 US$m	2009 US$m

Profit before tax	21,872	19,037	7,079
Tax expense	(3,928)	(4,846)	(385)

Profit after tax	17,944	14,191	6,694

Effective tax rate	18.0%	25.5%	5.4%

Our reported tax expense decreased by US$0.9bn compared with 2010. The lower tax charge reflected the benefit of a deferred tax credit of US$0.9bn now eligible to be recognised in respect of foreign tax credits in the US. In addition, the tax charge in

2010 included US$1.2bn attributable to a taxable gain from an internal reorganisation in our North American operations. The resulting reported effective tax rate for 2011 was 18% compared with 25.5% in 2010.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

Reconciliation of reported and underlying profit before tax

	2010 compared with 2009
HSBC	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[18] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	40,730	(1)	642	41,371	39,441	(31)	39,410	(3)	(5)
Net fee income	17,664	(210)	182	17,636	17,355	(3)	17,352	(2)	(2)
Changes in fair value[14]	(6,533)	6,533	–	–	(63)	63	–	99
Other income[15]	14,320	(283)	228	14,265	11,514	(719)	10,795	(20)	(24)

Net operating income[16]	66,181	6,039	1,052	73,272	68,247	(690)	67,557	3	(8)
Loan impairment charges and other credit risk provisions	(26,488)	–	(330)	(26,818)	(14,039)	–	(14,039)	47	48
Net operating income	39,693	6,039	722	46,454	54,208	(690)	53,518	37	15
Operating expenses	(34,395)	200	(568)	(34,763)	(37,688)	19	(37,669)	(10)	(8)
Operating profit	5,298	6,239	154	11,691	16,520	(671)	15,849	212	36
Income from associates	1,781	(1)	11	1,791	2,517	–	2,517	41	41

Profit before tax	7,079	6,238	165	13,482	19,037	(671)	18,366	169	36

By geographical region

Europe	4,009	2,546	(152)	6,403	4,302	(164)	4,138	7	(35)
Hong Kong	5,029	1	(10)	5,020	5,692	(130)	5,562	13	11
Rest of Asia-Pacific	4,200	3	205	4,408	5,902	(211)	5,691	41	29
Middle East and North Africa	455	–	(2)	453	892	42	934	96	106
North America	(7,738)	3,688	46	(4,004)	454	(208)	246
Latin America	1,124	–	78	1,202	1,795	–	1,795	60	49
Profit before tax	7,079	6,238	165	13,482	19,037	(671)	18,366	169	36

By global business

Retail Banking and Wealth Management[17]	(1,846)	(2)	(67)	(1,915)	3,839	(10)	3,829
Commercial Banking	4,275	(306)	64	4,033	6,090	(133)	5,957	42	48
Global Banking and Markets[17]	10,262	13	170	10,445	9,215	(342)	8,873	(10)	(15)
Global Private Banking	1,108	–	1	1,109	1,054	1	1,055	(5)	(5)
Other	(6,720)	6,533	(3)	(190)	(1,161)	(187)	(1,348)	83	(609)

Profit before tax	7,079	6,238	165	13,482	19,037	(671)	18,366	169	36

For footnotes, see page 95.

Consolidated income statement

Reported profit before tax of US$19.0bn in 2010 was 169% higher than in 2009, and 36% higher on an underlying basis. The difference between reported and underlying results is explained on page 16. Except where stated otherwise, the commentaries in the Financial Summary are on an underlying basis and references to HSBC Finance and HSBC Bank USA are on a management basis, rather than a legal entity basis.

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

31a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

assets. Trading income declined driven by increased competition and reduced margins across core products, and less favourable market conditions caused by the European sovereign debt crisis. These factors were partly offset by increased CMB revenue from balance sheet growth, particularly in Asia, and higher trade-related fees.

Loan impairment charges were significantly lower than in 2009, with decreases across all regions and global businesses as economic conditions improved. The most significant decline in loan impairment charges was in North America, reflecting lower balances due to increased repayments, an improvement in delinquency rates in Card and Retail Services, and the continued run-off of balances in the Consumer Finance business. There were also marked declines in the Middle East and North Africa and in Latin America, primarily in Mexico and Brazil, reflecting a reduction in personal lending balances as selected portfolios were managed down, and an improvement in credit quality as origination criteria were tightened and collection practices improved. In GB&M, loan impairment charges were significantly lower, reflecting the improvement in the credit environment which resulted in fewer significant charges than those taken in 2009 in relation to a small number of clients, notably in Europe and other credit risk provisions fell in the available-for-sale asset-backed securities (‘ABS’) portfolio due to a slowing in the rate of anticipated losses in the underlying collateral pools.

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

Group performance by income and expense item

Net interest income

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

The fall in income from interest-earning assets was driven by declining yields on loans and advances to customers following the Group’s decision to reposition the lending portfolio towards higher quality assets. Higher yielding unsecured lending balances decreased, particularly in North America, where the run-off portfolios continued to diminish and credit card balances fell as the number of active accounts declined and repayments by customers increased. Certain higher risk portfolios were also managed down in Latin America, Asia and the Middle East and North Africa. This reduction was partly offset by commercial lending growth in CMB and GB&M, and growth in secured lending in the UK in residential mortgages.

The interest expense on debt issued by the Group fell, largely due to a decline in average balances in debt securities in issue as HSBC Finance’s funding requirements continued to decrease in line with the run-off of the residual balances in Mortgage Services and Consumer Lending and the sale of the vehicle finance portfolios.

Net interest income includes the expense of the internal funding of trading assets, while related revenue is reported in trading income. The cost of funding these assets declined as a result of the low interest rates. In reporting our global business results, this cost is included within net trading income.

Net interest spread decreased due to lower yields on loans and advances to customers, partly as a result of the greater focus on secured lending. In addition, returns on financial investments and deposit spreads

31b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

31c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Performance in the Foreign Exchange business remained strong, although was affected by a competitive trading environment and tighter bid-offer spreads as competitors sought to rebuild their businesses. In addition, revenues fell as market volatility declined from the exceptional levels seen in early 2009.

The Equities business continued to increase market share in its target markets, following investment in the equities platform. However, core revenues fell, as overall market volumes and margins declined.

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

Net income from financial instruments designated at fair value

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Notes 2i and 2b on the Financial Statements, respectively.

The majority of the financial liabilities designated at fair value relate to certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from year to year, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to global businesses, but are reported in ‘Other’. Credit spread movements on own debt are excluded from underlying results, and related fair value movements are not included in the calculation of regulatory capital.

We reported net income from financial instruments designated at fair value of US$1.2bn in 2010 compared with a net expense of US$3.5bn in 2009. On an underlying basis, the equivalent figures were income of US$1.3bn in 2010 and US$2.9bn in 2009. The difference between the reported and underlying results arises from the exclusion from the latter of the credit spread-related movements in the fair value of our own long-term debt, on which we reported adverse fair value movements of US$63m in 2010 and US$6.5bn in 2009. In North America, a small favourable fair value movement was reported in 2010 as credit spreads widened marginally, in contrast with a significant adverse fair value movement in 2009. In Europe, significantly lower adverse fair value movements were reported in 2010 as credit spreads tightened, but to a lesser extent than in the previous year.

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

31d

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

Growth was largely attributable to the continued strong performance of life insurance products in Asia. Successful sales campaigns and the recruitment of additional insurance sales managers increased net earned premiums in Hong Kong, particularly from deferred annuity and unit-linked products, and a life insurance product designed for high net worth individuals. Higher sales were also reported in Malaysia, Taiwan and mainland China, primarily from successful product launches and marketing campaigns.

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

Strong sales of life insurance products, notably in Hong Kong, resulted in favourable movements in the present value of in-force (‘PVIF’) long-term insurance business. These were offset in part by the non-recurrence of gains recognised in 2009 following the refinement of the income recognition

31e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

methodology in HSBC Finance.

Net insurance claims incurred and movement in liabilities to policyholders

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

Loan impairment charges and other credit risk provisions

On a reported basis, loan impairment charges and other credit risk provisions were US$14bn, a decline of 47% compared with 2009 and 48% on an underlying basis. There was improvement across all regions and in all global businesses.

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

Loan impairment charges and other credit risk provisions in the US declined by 48% to US$7.9bn, the lowest level since 2006, representing 57% of the Group’s total reduction compared with 2009. This mainly occurred in the US RBWM business, where loan impairment charges declined by US$6.1bn to US$8.0bn, primarily in the Card and Retail Services business of HSBC Finance and, to a lesser extent, in the run-off consumer finance portfolios.

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

During 2010, state and federal prosecutors announced investigations into foreclosure practices of certain mortgage service providers. As a result, we expect that the scrutiny of documents will increase, and in some states additional verification of information will be required. If these trends continue there may be delays in their processing. See page 407 for more information on the investigation into US

31f

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

foreclosure practices.

In HSBC Bank USA, loan impairment charges in RBWM fell by 92% to US$50m, reflecting lower lending balances and improved credit quality in the residential mortgage portfolio.

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

In the UK, loan impairment charges in RBWM and CMB declined as economic conditions improved and interest rates remained at low levels, resulting in an improvement in delinquency levels. In RBWM, loan impairment charges fell by 35% to US$1.1bn as we actively reduced our exposure to unsecured lending, while collections increased mainly due to programmes implemented to improve performance. In the UK secured lending book, credit quality continued to be high and loan impairment charges remained at low levels. In CMB, loan impairment charges declined by US$159m due to strengthened credit risk management and improved collections, notably in the UK property, retail and service sectors.

Loan impairment charges and other credit provisions fell markedly in GB&M, reflecting the improved credit outlook, loan restructuring activity and the non-recurrence of significant charges against a small number of clients in the financial and property sectors. Credit risk provisions on certain available-for-sale ABSs also reduced.

Loan impairment charges and other credit risk provisions in Latin America declined by 44% to US$1.5bn. In RBWM, loan impairment charges of US$1.2bn were 45% lower, mainly in Mexico due to a reduction in balances and improved delinquency rates in our credit card portfolio. In Brazil, they also declined as we managed down the size of certain consumer finance portfolios and economic conditions improved. In 2010, initiatives taken in the region to improve the quality of the loan portfolios continued. These steps included the tightening of underwriting criteria, reducing and, in some instances, eliminating the use of higher risk, non-branch sales channels, and continued investment in our collections infrastructure. In our CMB portfolios, loan impairment charges and other credit risk provisions declined by 50% to US$293m, as improved economic conditions and credit quality resulted in lower specific impairment charges in all sectors.

In the Middle East and North Africa, loan impairment charges and other credit risk provisions fell by 53% to US$627m as lower loan impairment charges in both RBWM and CMB were partly offset by an increase in GB&M following restructuring activities. In our RBWM business, loan impairment charges declined by 61% to US$227m, reflecting a marked decline in delinquency levels and lower lending balances, particularly in our credit card and unsecured personal lending book, as a result of managing down higher risk portfolios. Credit limits were tightened and our customer acquisition strategy was revised in the region to concentrate on Premier and Advance customers. This resulted in an improvement in credit quality. In CMB, lower loan impairment charges reflected a reduction in collective impairment charges and fewer specific loan impairment charges as economic conditions improved.

In Rest of Asia-Pacific, loan impairment charges declined as the credit environment improved. In India, loan impairment charges fell by 83% to US$82m, mainly in RBWM as certain unsecured lending portfolios and the higher risk elements of the credit card portfolio were managed down, and economic conditions improved. Impairment charges also declined in CMB, due to the non-recurrence of charges against specific technology-related exposures in 2009. Partly offsetting these increases were higher specific loan impairment charges in GB&M.

In Hong Kong, loan impairment charges fell by 77% to US$114m, as economic conditions improved and fewer large specific loan impairment charges were reported against the CMB and GB&M portfolios. Loan impairment charges fell in RBWM too, mainly on unsecured lending as unemployment and bankruptcy levels reduced.

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

31g

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

In RBWM, there was a deterioration of 5.8 percentage points in the cost efficiency ratio. Operating expenses remained broadly unchanged as a rise in costs in Asia in support of business expansion was broadly offset by strict cost control across the Group and lower costs in the US. Revenue fell, largely in the run-off portfolio and in Card and Retail Services in North America.

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

In GB&M, the cost efficiency ratio deteriorated by 11.3 percentage points reflecting the one-off payroll and bonus taxes in the UK and France. The ratio also deteriorated due to a rise in costs related to higher support costs and continued investment in strategic initiatives being undertaken to drive future revenue growth. Revenue fell during 2010 mainly due to lower net interest income in Balance Sheet Management and lower trading income.

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

31h

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

31i

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Recent events

On 7 March 2012, HSBC announced an agreement to sell its general insurance businesses in Hong Kong, Singapore, Argentina and Mexico. The value of the gross assets to be sold by HSBC was US$1,228m at 31 December 2011, of which US$444m represents assets to be sold to AXA Group (‘AXA’) and US$784m to QBE Insurance Group Limited (‘QBE’).

Following completion of the relevant sales, new 10 year bancassurance agreements entered into with AXA and QBE will become effective. AXA and QBE, as specified in the agreements, will become the exclusive providers of, and underwrite, general insurance products distributed by HSBC Group companies to retail and commercial banking customers in Hong Kong and Mainland China, Singapore, India, Indonesia, Mexico and Argentina. Under the 10 year bancassurance agreements, AXA and QBE will pay commissions on product sales and may make profit-related payments to HSBC Group companies.

The aggregate cash consideration payable for the acquisition of the general insurance businesses and the bancassurance agreements is approximately US$914m (US$494m by AXA and US$420m by QBE).

The transactions, which are subject to regulatory approvals, are expected to complete during the second half of 2012, although the transaction in Argentina may complete earlier.

31j

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Consolidated balance sheet

Five-year summary consolidated balance sheet and selected financial information

	At 31 December
	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m
ASSETS

Cash and balances at central banks	129,902	57,383	60,655	52,396	21,765
Trading assets	330,451	385,052	421,381	427,329	445,968
Financial assets designated at fair value	30,856	37,011	37,181	28,533	41,564
Derivatives	346,379	260,757	250,886	494,876	187,854
Loans and advances to banks	180,987	208,271	179,781	153,766	237,366
Loans and advances to customers[37]	940,429	958,366	896,231	932,868	981,548
Financial investments	400,044	400,755	369,158	300,235	283,000
Assets held for sale	39,558	1,991	3,118	2,075	2,804
Other assets	156,973	145,103	146,061	135,387	152,397

Total assets	2,555,579	2,454,689	2,364,452	2,527,465	2,354,266

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	112,822	110,584	124,872	130,084	132,181
Customer accounts	1,253,925	1,227,725	1,159,034	1,115,327	1,096,140
Trading liabilities	265,192	300,703	268,130	247,652	314,580
Financial liabilities designated at fair value	85,724	88,133	80,092	74,587	89,939
Derivatives	345,380	258,665	247,646	487,060	183,393
Debt securities in issue	131,013	145,401	146,896	179,693	246,579
Liabilities under insurance contracts	61,259	58,609	53,707	43,683	42,606
Liabilities of disposal groups held for sale	22,200	86	3	–	–
Other liabilities	111,971	109,868	148,411	149,150	113,432

Total liabilities	2,389,486	2,299,774	2,228,791	2,427,236	2,218,850

Equity
Total shareholders’ equity	158,725	147,667	128,299	93,591	128,160
Non-controlling interests	7,368	7,248	7,362	6,638	7,256

Total equity	166,093	154,915	135,661	100,229	135,416

Total equity and liabilities	2,555,579	2,454,689	2,364,452	2,527,465	2,354,266

Five-year selected financial information

Called up share capital	8,934	8,843	8,705	6,053	5,915
Capital resources[38,39,40]	170,334	167,555	155,729	131,460	152,640
Undated subordinated loan capital	2,779	2,781	2,785	2,843	2,922
Preferred securities and dated subordinated loan capital[41]	49,438	54,421	52,126	50,307	49,472

Risk-weighted assets and capital ratios[38,39]
Risk-weighted assets	1,209,514	1,103,113	1,133,168	1,147,974	1,123,782

	%	%	%	%	%

Core tier 1 ratio	10.1	10.5	9.4	7.0	8.1
Total capital ratio	14.1	15.2	13.7	11.4	13.6

Financial statistics
Loans and advances to customers as a percentage of customer accounts	75.0	78.1	77.3	83.6	89.5
Average total shareholders’ equity to average total assets	5.64	5.53	4.72	4.87	5.69

Net asset value per ordinary share at year-end[42] (US$)	8.48	7.94	7.17	7.44	10.72
Number of US$0.50 ordinary shares in issue (millions)	17,868	17,686	17,408	12,105	11,829

Closing foreign exchange translation rates to US$:
US$1: £	0.646	0.644	0.616	0.686	0.498
US$1: €	0.773	0.748	0.694	0.717	0.679

For footnotes, see page 95.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 281.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Movement in 2011

Total reported assets were US$2.6 trillion, 4% higher than at 31 December 2010. Excluding the effect of currency movements, total assets increased by 6%.

Strong growth in deposits across most regions enabled us to support our customers’ borrowing requirements, leading to significantly higher term lending and mortgage balances in Hong Kong, Rest of Asia-Pacific and the UK. Our strong liquidity position and risk preference also led to a rise in balances at central banks. In addition, the fair value of derivative contracts increased markedly, as the deteriorating economic outlook resulted in a decline in yield curves in major currencies during the latter part of the year. This growth was offset in part by a reduction in net trading assets as we took action to manage our balance sheet more effectively, which resulted in year-end balances being lower than the average for the year.

The following commentary is based on a comparison with the balance sheet at 31 December 2010 as shown on page 35.

Assets

Cash and balances at central banks rose by 129%. The increasingly prominent role played by western central banks in the functioning of the money markets as well as our own risk preference as the eurozone crisis deepened resulted in a larger portion of our excess liquidity being held with central banks in Europe and in North America. The redeployment of funds from maturities and sales of financial investments and strong growth in deposits also contributed to the rise.

Trading assets decreased by 13%. Economic uncertainty led to a decline in market activity. As a result, we reduced our holdings of government and highly-rated corporate debt securities and equity positions, notably in Europe, and did not replace maturities in our reverse repo book. This was partly offset by higher cash collateral posted with external counterparties as the fair value of derivative liabilities rose.

Financial assets designated at fair value declined by 14% as a result of improved netting of assets and the associated non-recourse liabilities. There was a corresponding reduction in ‘Financial liabilities designated at fair value’.

Derivative assets increased by 35%, due to a significant rise in the fair value of interest rate contracts in Europe. This was driven by the downward movements of yield curves in major currencies following the global monetary response to continued economic weakness, including quantitative easing measures. The notional value of contracts outstanding also increased, reflecting a higher number of open interest rate and foreign exchange transactions than a year ago. The increase in the fair value of derivative assets was partly offset by higher netting, which rose in line with the increase in fair values.

Loans and advances to banks declined by 11%, as funds from maturing term loans and reverse repo balances, notably in Europe, were redeployed to ‘Cash and balances at central banks’. This was offset in part by higher central bank lending in Rest of Asia-Pacific, reflecting strong deposit growth in the region.

Loans and advances to customers were broadly in line with 2010. Following the announcement of agreements for the sale of 195 non-strategic US branches and our Cards and Retail Services business, we reclassified the related loans and advances to ‘Assets held for sale’, which, for the purpose of this commentary, is reported within ‘Other assets’ (see page 86). We also reclassified loans and advances relating to the planned disposals of non-strategic banking operations in Central America, the RBWM business in Thailand and our private banking business in Japan to ‘Assets held for sale’.

Excluding the above reclassifications, loans and advances to customers increased by US$30bn compared with 2010, although the pace of growth slowed in the second half of 2011. This reflected targeted loan growth in our CMB and GB&M businesses in Hong Kong and Rest of Asia-Pacific as the economic environment improved and trade flows increased, together with growth as a result of lending campaigns in CMB in the UK and Latin America. Residential mortgage balances also rose significantly in the UK, Hong Kong and Rest of Asia-Pacific due to a strong sales focus and competitive pricing, reflecting the successful implementation of our strategy to reposition RBWM towards higher quality secured lending. This growth was offset in part by a reduction in reverse repo balances in Europe and North America, as a result of lower market activity.

Financial investments were broadly in line with 2010, as Balance Sheet Management continued to hold large portfolios of highly liquid assets. In North America, financial investments rose due to the purchases of government and government agency debt securities. This was partly offset by a reduction in Europe, where a portion of the proceeds from sales and maturities of financial investments were placed at central banks.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Other assets, which, for the purpose of this commentary, includes assets held for sale, increased by 34%, reflecting the reclassification of assets of disposal groups, most notably the loans and advances to customers associated with the non-strategic US branches and our Cards and Retail Services business.

Liabilities

Deposits by banks rose by 4% due to higher placements by other financial institutions with HSBC, primarily in Rest of Asia-Pacific and North America. This was partly offset by a reduction in repo balances as a result of lower market activity.

Customer accounts increased by 4% in highly competitive markets. This was driven by customer acquisition, coupled with targeted deposit gathering campaigns to support growth in lending, most notably in Hong Kong, Rest of Asia-Pacific and in Europe. This was partly offset by the reclassification of deposits of businesses, principally the US branches, to liabilities held-for-sale. Repo balances in Europe also declined, reflecting lower market activity levels, particularly during the latter part of the year.

Trading liabilities fell by 11%. Net short bond and equity positions decreased in line with the reduction in holdings of debt and equity securities, which fell as a result of lower market activity. Repo balances also declined, reflecting lower funding requirements as trading assets fell. These declines were offset in part by a rise in cash collateral posted by external counterparties in line with the increase in the fair value of derivative contracts, notably in Europe.

Financial liabilities designated at fair value were broadly in line with 2010. Debt issuances by HSBC entities in Europe were partly offset by maturities not being replaced in North America as funding requirements reduced in line with the decline in the consumer finance portfolios in run-off. Improved netting of non-recourse liabilities and associated assets led to a further reduction in ‘Financial liabilities designated at fair value’, with a corresponding decrease in ‘Financial assets designated at fair value’.

Derivative businesses are managed within market risk limits and, as a consequence, the increase in the value of Derivative liabilities broadly matched that of ‘Derivative assets’.

Debt securities in issue declined by 9%, reflecting the non-replacement of maturing securities in both North America and Europe as a result of lower funding requirements relating to the continued reduction in consumer lending balances and the decline in trading assets, respectively. This was offset in part by new issuances in Latin America and Rest of Asia-Pacific to support balance sheet growth.

Liabilities under insurance contracts grew by 7%, driven by reserves established for new business premiums written, notably in Hong Kong, Brazil, France, the UK and Singapore. This was partly offset by the effect of a fall in equity markets, which resulted in a decline in the fair value of assets held to support unit-linked and investment and insurance contracts with DPF and also in the related liabilities to policyholders, together with reductions due to the non-renewal and transfer to third parties of certain contracts in our Irish businesses and the sale of the motor insurance business in the UK during 2011.

Other liabilities, which, for the purpose of this commentary, includes liabilities of disposal groups, increased by 24% as a result of the reclassification of liabilities of businesses held for sale.

Equity

Total shareholders’ equity increased by 9%, driven by profits generated during the year. In addition, the negative balance on the available-for-sale reserve declined from US$4.1bn at 31 December 2010 to US$3.4bn at 31 December 2011, reflecting an improvement in the market value of assets.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying assets and liabilities

	31 December 2011 compared with 31 December 2010
	31 Dec 10 as reported	Currency translation[43]	31 Dec 10 at 31 Dec 11 exchange rates	Under- lying change	31 Dec 11 as reported	Reported change	Under- lying change
HSBC	US$m	US$m	US$m	US$m	US$m	%	%

Cash and balances at central banks	57,383	(590)	56,793	73,109	129,902	126	129
Trading assets	385,052	(3,834)	381,218	(50,767)	330,451	(14)	(13)
Financial assets designated at fair value	37,011	(937)	36,074	(5,218)	30,856	(17)	(14)
Derivative assets	260,757	(3,765)	256,992	89,387	346,379	33	35
Loans and advances to banks	208,271	(5,661)	202,610	(21,623)	180,987	(13)	(11)
Loans and advances to customers	958,366	(12,556)	945,810	(5,381)	940,429	(2)	(1)
Financial investments	400,755	(5,219)	395,536	4,508	400,044	–	1
Other assets	147,094	(439)	146,655	49,876	196,531	34	34

Total assets	2,454,689	(33,001)	2,421,688	133,891	2,555,579	4	6

Deposits by banks	110,584	(1,837)	108,747	4,075	112,822	2	4
Customer accounts	1,227,725	(17,065)	1,210,660	43,265	1,253,925	2	4
Trading liabilities	300,703	(2,785)	297,918	(32,726)	265,192	(12)	(11)
Financial liabilities designated at fair value	88,133	(449)	87,684	(1,960)	85,724	(3)	(2)
Derivative liabilities	258,665	(3,710)	254,955	90,425	345,380	34	35
Debt securities in issue	145,401	(1,456)	143,945	(12,932)	131,013	(10)	(9)
Liabilities under insurance contracts	58,609	(1,501)	57,108	4,151	61,259	5	7
Other liabilities	109,954	(1,906)	108,048	26,123	134,171	22	24

Total liabilities	2,299,774	(30,709)	2,269,065	120,421	2,389,486	4	5

Total shareholders’ equity	147,667	(2,263)	145,404	13,321	158,725	7	9
Non-controlling interests	7,248	(29)	7,219	149	7,368	2	2

Total equity	154,915	(2,292)	152,623	13,470	166,093	7	9

Total equity and liabilities	2,454,689	(33,001)	2,421,688	133,891	2,555,579	4	6

For footnote, see page 95.

In 2011, the effect of acquisitions was not material.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying loans and advances to customers and customer accounts by geographical region

	31 December 2011 compared with 31 December 2010
	31 Dec 10 as reported	Currency translation[11]	31 Dec 10 at 31 Dec 11 exchange rates	Under- lying change	31 Dec 11 as reported	Reported change	Under- lying change
	US$m	US$m	US$m	US$m	US$m	%	%
Loans and advances to customers (net)
Europe	435,799	(5,510)	430,289	4,047	434,336	(0)	1
Hong Kong	140,691	296	140,987	16,678	157,665	12	12
Rest of Asia-Pacific	108,731	(1,264)	107,467	16,401	123,868	14	15
Middle East and North Africa	24,626	(124)	24,502	1,373	25,875	5	6
North America	190,532	(1,104)	189,428	(46,681)	142,747	(25)	(25)
Latin America	57,987	(4,850)	53,137	2,801	55,938	(4)	5

	958,366	(12,556)	945,810	(5,381)	940,429	(2)	(1)
Customer accounts
Europe	491,563	(5,413)	486,150	7,254	493,404	0	1
Hong Kong	297,484	373	297,857	17,488	315,345	6	6
Rest of Asia-Pacific	158,155	(2,426)	155,729	18,283	174,012	10	12
Middle East and North Africa	33,511	(287)	33,224	3,198	36,422	9	10
North America	158,486	(1,080)	157,406	(1,424)	155,982	(2)	(1)
Latin America	88,526	(8,233)	80,293	(1,533)	78,760	(11)	(2)

	1,227,725	(17,066)	1,210,659	43,266	1,253,925	2	4

Reconciliation of reported and underlying loans and advances to customers and customer accounts by global businesses

	31 December 2011 compared with 31 December 2010
	31 Dec 10 as reported	Currency translation[11]	31 Dec 10 at 31 Dec 11 exchange rates	Under- lying change	31 Dec 11 as reported	Reported change	Under- lying change
	US$m	US$m	US$m	US$m	US$m	%	%
Loans and advances to customers (net)
Retail Banking and Wealth Management	390,963	(4,721)	386,242	(28,335)	357,907	(8)	(7)
Commercial Banking	239,286	(4,585)	234,701	27,338	262,039	10	12
Global Banking and Markets	284,497	(3,621)	280,876	(4,413)	276,463	(3)	(2)
Global Private Banking	40,665	(64)	40,601	1,255	41,856	3	3
Other	2,955	435	3,390	(1,226)	2,164	(27)	(36)

	958,366	(12,556)	945,810	(5,381)	940,429	(2)	(1)
Customer accounts
Retail Banking and Wealth Management	525,221	(6,193)	519,028	9,989	529,017	1	2
Commercial Banking	286,007	(4,537)	281,470	24,704	306,174	7	9
Global Banking and Markets	308,416	(5,710)	302,706	3,748	306,454	(1)	1
Global Private Banking	107,130	(842)	106,288	5,526	111,814	4	5
Other	951	216	1,167	(701)	466	(51)	(60)

	1,227,725	(17,066)	1,210,659	43,266	1,253,925	2	4

For footnote, see page 95.

In 2011, the effect of acquisitions was not material.

35a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Customer accounts by country

	At 31 December
	2011 US$m	2010 US$m

Europe	493,404	491,563
UK	361,181	351,522
France[44]	55,278	65,407
Germany	8,738	7,063
Malta	5,695	5,968
Switzerland	45,283	43,098
Turkey	6,809	6,602
Other	10,420	11,903

Hong Kong	315,345	297,484

Rest of Asia-Pacific	174,012	158,155
Australia	18,802	16,640
India	10,227	12,143
Indonesia	6,490	5,572
Mainland China	31,570	27,007
Malaysia	16,970	15,257
Singapore	44,447	38,951
Taiwan	11,659	12,131
Vietnam	1,834	1,256
Other	32,013	29,198

Middle East and North Africa (excluding Saudi Arabia)	36,422	33,511
Egypt	7,047	6,881
Qatar	2,796	3,069
UAE	18,172	16,332
Other	8,407	7,229

North America	155,982	158,486
US	97,542	103,007
Canada	45,510	45,772
Bermuda	12,930	9,707

Latin America	78,760	88,526
Argentina	4,878	3,983
Brazil	42,410	49,253
Mexico	21,772	21,295
Panama	5,463	7,429
Other	4,237	6,566

Total	1,253,925	1,227,725

For footnote, see page 95.

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

Assets

		2011			2010			2009
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Summary

Total interest-earning assets (itemised below)		1,622,658	63,005	3.88	1,472,294	58,345	3.96	1,384,705	62,096	4.48
Trading assets and financial assets designated at fair value [70,71]		410,038	8,671	2.11	385,203	7,060	1.83	419,647	8,646	2.06
Impairment provisions		(18,738)			(22,905)			(26,308)
Non-interest-earning assets		752,965			664,308			667,942

Total assets and interest income		2,766,923	71,676	2.59	2,498,900	65,405	2.62	2,445,986	70,742	2.89

Short-term funds and loans and advances to banks

Europe	HSBC Bank	62,489	1,186	1.90	47,741	1,290	2.70	38,455	1,379	3.59
	HSBC Private Banking Holdings (Suisse)	1,886	14	0.74	2,603	15	0.58	4,451	43	0.97
	HSBC France	36,023	477	1.32	47,094	337	0.72	37,239	440	1.18

Hong Kong	Hang Seng Bank	17,761	334	1.88	14,884	222	1.49	16,626	202	1.21
	The Hongkong and Shanghai Banking Corporation	22,033	233	1.06	16,544	117	0.71	27,903	182	0.65

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	41,692	920	2.21	30,288	464	1.53	23,107	326	1.41
	HSBC Bank Malaysia	6,049	174	2.88	5,113	126	2.46	3,776	81	2.15

MENA	HSBC Bank Middle East	4,467	42	0.94	5,335	60	1.12	4,312	52	1.21

North America	HSBC Bank USA	27,495	97	0.35	28,653	103	0.36	2,338	94	4.02
	HSBC Bank Canada	2,886	23	0.80	3,823	16	0.42	2,934	10	0.34

Latin America	HSBC Mexico	3,383	130	3.84	3,238	129	3.98	3,722	149	4.00
	Brazilian operations[72]	18,954	2,036	10.74	16,102	1,525	9.47	10,490	1,003	9.56
	HSBC Bank Panama	1,138	10	0.88	959	8	0.83	1,187	10	0.84
	HSBC Bank Argentina	341	33	9.68	169	20	11.83	256	29	11.33

Other operations		15,152	151	1.00	14,196	123	0.87	15,782	199	1.26

		261,749	5,860	2.24	236,742	4,555	1.92	192,578	4,199	2.18

36a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

		2011			2010			2009
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %
Loans and advances to customers

Europe	HSBC Bank	299,775	10,225	3.41	265,163	9,761	3.68	276,602	10,898	3.94
	HSBC Private Banking Holdings (Suisse)	14,631	255	1.74	11,987	191	1.59	9,993	176	1.76
	HSBC France	75,033	2,087	2.78	66,910	1,684	2.52	71,048	1,932	2.72
	HSBC Finance	1,486	98	6.59	2,251	198	8.80	3,094	319	10.31

Hong Kong	Hang Seng Bank	63,198	1,569	2.48	51,028	1,313	2.57	42,619	1,194	2.80
	The Hongkong and Shanghai Banking Corporation	91,209	1,975	2.17	65,226	1,755	2.69	55,287	1,757	3.18

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	99,683	4,863	4.88	81,080	3,928	4.84	66,262	3,668	5.54
	HSBC Bank Malaysia	12,118	657	5.42	9,614	531	5.52	8,113	455	5.61

MENA	HSBC Bank Middle East	22,494	1,296	5.76	21,193	1,303	6.15	22,612	1,593	7.04

North America	HSBC Bank USA	67,817	3,226	4.76	78,556	4,582	5.83	98,422	5,541	5.63
	HSBC Finance	59,857	5,842	9.76	78,105	7,741	9.91	101,132	9,941	9.83
	HSBC Bank Canada	44,512	1,683	3.78	46,360	1,643	3.54	43,072	1,499	3.48

Latin America	HSBC Mexico	14,290	1,630	11.41	12,309	1,571	12.76	12,185	1,708	14.02
	Brazilian operations[72]	30,212	6,584	21.79	23,366	5,118	21.90	18,704	4,494	24.03
	HSBC Bank Panama	10,346	833	8.05	9,348	815	8.72	9,302	864	9.29
	HSBC Bank Argentina	3,320	524	15.78	2,460	367	14.92	1,940	357	18.40

Other operations		35,307	1,903	5.39	33,543	1,685	5.02	29,670	1,905	6.42

		945,288	45,250	4.79	858,499	44,186	5.15	870,057	48,301	5.55
Financial investments

Europe	HSBC Bank	95,522	1,631	1.71	85,206	1,725	2.02	79,763	2,321	2.91
	HSBC Private Banking Holdings (Suisse)	13,521	247	1.83	17,013	287	1.69	15,602	363	2.33
	HSBC France	4,662	133	2.85	4,017	102	2.54	5,327	141	2.65

Hong Kong	Hang Seng Bank	26,095	596	2.28	30,334	541	1.78	24,594	630	2.56
	The Hongkong and Shanghai Banking Corporation	52,357	399	0.76	65,256	477	0.73	52,965	644	1.22

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	40,033	1,422	3.55	37,833	1,161	3.07	34,056	1,039	3.05
	HSBC Bank Malaysia	1,013	33	3.26	911	28	3.07	1,218	37	3.04

MENA	HSBC Bank Middle East	10,944	150	1.37	8,086	126	1.56	6,996	118	1.69

North America	HSBC Bank USA	50,357	1,250	2.48	38,541	1,156	3.00	27,253	969	3.56
	HSBC Finance	2,956	104	3.52	2,834	116	4.09	2,426	120	4.95
	HSBC Bank Canada	17,821	307	1.72	14,310	257	1.80	10,282	205	1.99

Latin America	HSBC Mexico	9,767	473	4.84	7,177	388	5.41	3,916	227	5.80
	Brazilian operations[72]	10,072	1,206	11.97	9,564	1,089	11.39	6,930	820	11.83
	HSBC Bank Panama	1,147	50	4.36	996	38	3.82	604	39	6.46
	HSBC Bank Argentina	651	99	15.21	370	58	15.68	181	35	19.34

Other operations		47,141	2,129	4.52	56,523	1,826	3.23	50,767	1,717	3.38

		384,059	10,229	2.66	378,971	9,375	2.47	322,880	9,425	2.92

36b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Assets (continued)

		2011			2010			2009
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Other interest-earning assets

Europe	HSBC Bank	53,394	101	0.19	14,255	100	0.70	17,406	188	1.08
	HSBC Private Banking Holdings (Suisse)	19,568	262	1.34	17,738	241	1.36	21,450	360	1.68
	HSBC France	10,037	160	1.59	9,954	93	0.93	11,867	172	1.45

Hong Kong	Hang Seng Bank	854	9	1.05	1,077	13	1.21	2,618	32	1.22
	The Hongkong and Shanghai Banking Corporation	32,917	383	1.16	27,112	260	0.96	26,657	214	0.80

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	15,414	53	0.34	18,476	55	0.30	19,917	106	0.53
	HSBC Bank Malaysia	578	8	1.38	745	14	1.88	407	6	1.47

MENA	HSBC Bank Middle East	698	22	3.15	1,272	46	3.62	541	46	8.50

North America	HSBC Bank USA	15,187	903	5.95	3,467	58	1.67	3,327	71	2.13
	HSBC Finance	6,014	671	11.16	2,895	7	0.24	2,995	6	0.20
	HSBC Bank Canada	3,109	59	1.90	1,287	20	1.55	773	9	1.16

Latin America	HSBC Mexico	383	27	7.05	158	9	5.70	138	–	–
	Brazilian operations[72]	2,031	54	2.66	1,170	80	6.84	1,074	46	4.28
	HSBC Bank Panama	804	10	1.24	1,234	12	0.97	1,372	9	0.66
	HSBC Bank Argentina	88	–	–	87	–	–	51	–	–

Other operations		(129,514)	(1,056)		(102,845)	(779)		(111,403)	(1,094)

		31,562	1,666	5.28	(1,918)	229	(11.94)	(810)	171	(21.11)

Total interest-earning assets

Europe	HSBC Bank	511,180	13,143	2.57	412,365	12,876	3.12	412,226	14,786	3.59
	HSBC Private Banking Holdings (Suisse)	49,606	778	1.57	49,341	734	1.49	51,496	942	1.83
	HSBC France	125,755	2,857	2.27	127,975	2,216	1.73	125,481	2,685	2.14
	HSBC Finance	1,486	98	6.59	2,251	198	8.80	3,094	319	10.31

Hong Kong	Hang Seng Bank	107,908	2,508	2.32	97,323	2,089	2.15	86,457	2,058	2.38
	The Hongkong and Shanghai Banking Corporation	198,516	2,990	1.51	174,138	2,609	1.50	162,812	2,797	1.72

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	196,822	7,258	3.69	167,677	5,608	3.34	143,342	5,139	3.59
	HSBC Bank Malaysia	19,758	872	4.41	16,383	699	4.27	13,514	579	4.28

MENA	HSBC Bank Middle East	38,603	1,510	3.91	35,886	1,535	4.28	34,461	1,809	5.25

North America	HSBC Bank USA	160,856	5,476	3.40	149,217	5,899	3.95	131,340	6,675	5.08
	HSBC Finance	68,827	6,617	9.61	83,834	7,864	9.38	106,553	10,067	9.45
	HSBC Bank Canada	68,328	2,072	3.03	65,780	1,936	2.94	57,061	1,723	3.02

Latin America	HSBC Mexico	27,823	2,260	8.12	22,882	2,097	9.16	19,961	2,084	10.44
	Brazilian operations[72]	61,269	9,880	16.13	50,202	7,812	15.56	37,198	6,363	17.11
	HSBC Bank Panama	13,435	903	6.72	12,537	873	6.96	12,465	922	7.40
	HSBC Bank Argentina	4,400	656	14.91	3,086	445	14.42	2,428	421	17.34

Other operations		(31,914)	3,127		1,417	2,855		(15,184)	2,727

		1,622,658	63,005	3.88	1,472,294	58,345	3.96	1,384,705	62,096	4.48

For footnotes, see page 95.

36c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Equity and liabilities

		2011			2010			2009
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary

Total interest-bearing liabilities (itemised below)		1,433,566	22,343	1.56	1,339,390	18,904	1.41	1,353,283	21,366	1.58
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)		355,345	4,564	1.28	275,804	3,780	1.37	221,358	4,280	1.93
Non-interest bearing current accounts		162,369			142,579			123,271
Total equity and other non-interest bearing liabilities		815,643			741,127			748,074

Total equity and liabilities		2,766,923	26,907	0.97	2,498,900	22,684	0.91	2,445,986	25,646	1.05

Deposits by banks[73]

Europe	HSBC Bank	33,764	529	1.57	32,850	260	0.79	35,207	553	1.57
	HSBC Private Banking Holdings (Suisse)	874	2	0.23	964	2	0.21	1,063	1	0.09
	HSBC France	29,329	396	1.35	42,399	340	0.80	43,682	536	1.23

Hong Kong	Hang Seng Bank	1,903	7	0.37	1,456	4	0.27	1,051	5	0.48
	The Hongkong and Shanghai Banking Corporation	8,389	13	0.15	5,691	10	0.18	6,892	9	0.13
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	10,613	159	1.50	9,540	131	1.37	10,710	165	1.54
	HSBC Bank Malaysia	360	9	2.50	164	4	2.44	110	2	1.82

MENA	HSBC Bank Middle East	1,511	6	0.40	762	6	0.79	773	9	1.16

North America	HSBC Bank USA	7,730	18	0.23	8,693	26	0.30	8,381	9	0.11
	HSBC Bank Canada	760	15	1.97	946	5	0.53	1,405	8	0.57

Latin America	HSBC Mexico	1,167	62	5.31	1,002	51	5.09	1,462	49	3.35
	Brazilian operations[72]	6,433	331	5.15	3,610	247	6.84	3,292	241	7.32
	HSBC Bank Panama	802	18	2.24	612	18	2.94	908	26	2.86
	HSBC Bank Argentina	24	2	8.33	17	1	5.88	12	1	8.33

Other operations		2,440	24	0.98	2,737	31	1.13	2,899	45	1.55

		106,099	1,591	1.50	111,443	1,136	1.02	117,847	1,659	1.41
Financial liabilities designated at fair value – own debt issued[74]

Europe	HSBC Holdings	19,654	342	1.74	16,577	308	1.86	17,887	369	2.06
	HSBC Bank	26,504	462	1.74	15,169	270	1.78	7,932	196	2.47
	HSBC France	6,907	174	2.52	7,154	113	1.58	5,108	128	2.51

Hong Kong	Hang Seng Bank	–	–	–	63	–	–	130	2	1.54

North America	HSBC Bank USA	1,642	38	2.31	1,721	25	1.45	1,615	30	1.86
	HSBC Finance	17,108	289	1.69	24,740	528	2.13	26,628	871	3.27

Other operations		1,820	8	0.44	1,282	27	2.11	921	(38)	(4.13)

		73,635	1,313	1.78	66,706	1,271	1.91	60,221	1,558	2.59

36d

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Equity and liabilities (continued)

		2011			2010			2009
		Average balance US$m	Interest expense US$m	Cost %	Average Balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %
Customer accounts[75]
Europe	HSBC Bank	306,060	2,387	0.78	275,153	2,042	0.74	274,949	2,407	0.88
	HSBC Private Banking Holdings (Suisse)	22,025	163	0.74	20,530	144	0.70	27,250	256	0.94
	HSBC France	49,363	650	1.32	50,096	377	0.75	61,465	645	1.05

Hong Kong	Hang Seng Bank	83,220	342	0.41	76,708	205	0.27	71,140	200	0.28
	The Hongkong and Shanghai Banking Corporation	177,336	231	0.13	160,794	146	0.09	150,520	211	0.14

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	121,237	2,277	1.88	104,648	1,696	1.62	92,305	1,494	1.62
	HSBC Bank Malaysia	13,326	299	2.24	11,213	220	1.96	9,658	191	1.98

MENA	HSBC Bank Middle East	17,484	237	1.36	15,906	284	1.79	18,726	432	2.31

North America	HSBC Bank USA	83,988	340	0.40	85,946	540	0.63	85,007	975	1.15
	HSBC Bank Canada	44,833	358	0.80	41,153	304	0.74	35,051	385	1.10

Latin America	HSBC Mexico	18,139	538	2.97	14,127	398	2.82	11,636	391	3.36
	Brazilian operations[72]	41,194	4,471	10.85	36,727	3,502	9.54	28,605	2,946	10.30
	HSBC Bank Panama	8,915	294	3.30	8,771	321	3.66	8,592	353	4.11
	HSBC Bank Argentina	3,149	200	6.35	2,538	97	3.82	2,151	99	4.60
Other operations		68,057	669	0.98	58,303	502	0.86	63,863	361	0.57

		1,058,326	13,456	1.27	962,613	10,778	1.12	940,918	11,346	1.21
Debt securities in issue

Europe	HSBC Bank	79,670	982	1.23	62,735	1,130	1.80	72,955	1,305	1.79
	HSBC France	18,043	260	1.44	20,686	160	0.77	25,065	330	1.32

Hong Kong	Hang Seng Bank	1,424	13	0.91	1,034	13	1.26	1,220	21	1.72

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	7,918	263	3.32	5,558	218	3.92	5,409	218	4.03
	HSBC Bank Malaysia	568	18	3.17	389	15	3.86	403	16	3.97

MENA	HSBC Bank Middle East	3,870	77	1.99	3,940	63	1.60	2,988	62	2.07

North America	HSBC Bank USA	12,535	395	3.15	12,680	375	2.96	20,968	590	2.81
	HSBC Finance	40,629	1,413	3.48	48,561	1,766	3.64	63,563	2,510	3.95
	HSBC Bank Canada	12,061	392	3.25	13,205	343	2.60	12,825	322	2.51

Latin America	HSBC Mexico	1,074	57	5.31	922	51	5.53	1,460	67	4.59
	Brazilian operations[72]	6,825	708	10.37	2,112	151	7.15	1,568	86	5.48
	HSBC Bank Panama	601	29	4.83	771	40	5.19	487	34	6.98
	HSBC Bank Argentina	66	11	16.67	4	–	–	1	–	–
Other operations		(3,802)	642	(16.89)	17,301	606	3.50	16,745	340	2.03

		181,482	5,260	2.90	189,898	4,931	2.60	225,657	5,901	2.62

36e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

		2011			2010			2009
		Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %
Other interest-bearing liabilities

Europe	HSBC Bank	66,449	595	0.90	28,269	434	1.54	50,247	655	1.30
	HSBC Private Banking Holdings (Suisse)	3,006	8	0.27	2,921	7	0.24	3,892	18	0.46
	HSBC France	20,294	170	0.84	16,668	78	0.47	24,699	187	0.76
	HSBC Finance	828	6	0.72	1,595	15	0.94	2,363	59	2.50

Hong Kong	Hang Seng Bank	1,422	25	1.76	829	5	0.60	789	5	0.63
	The Hongkong and Shanghai Banking Corporation	12,759	72	0.56	8,580	55	0.64	12,815	105	0.82

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	35,562	361	1.02	34,027	248	0.73	19,447	177	0.91
	HSBC Bank Malaysia	1,121	17	1.52	706	8	1.13	266	2	0.75

MENA	HSBC Bank Middle East	1,506	50	3.32	1,496	63	4.21	1,748	68	3.89

North America	HSBC Bank USA	23,431	820	3.50	14,669	609	4.15	9,754	368	3.77
	HSBC Finance	4,345	29	0.67	3,487	102	2.93	4,051	102	2.52
	HSBC Bank Canada	360	2	0.56	1,806	3	0.17	1,149	6	0.52
	HSBC Markets Inc	2,193	40	1.82	1,266	25	1.97	1,716	36	2.10

Latin America	HSBC Mexico	1,379	22	1.60	804	13	1.62	301	11	3.65
	Brazilian operations[72]	4,223	335	7.93	2,803	316	11.27	1,496	130	8.69
	HSBC Bank Panama	717	14	1.95	108	1	0.93	192	2	1.04
	HSBC Bank Argentina	15	1	6.67	4	–	–	36	1	2.78

Other operations		(165,586)	(1,844)		(111,308)	(1,194)		(126,321)	(1,030)

		14,024	723	5.16	8,730	788	9.03	8,640	902	10.44
Total interest-bearing liabilities

Europe	HSBC Bank	512,447	4,955	0.97	414,176	4,136	1.00	441,290	5,116	1.16
	HSBC Private Banking Holdings (Suisse)	25,905	173	0.67	24,415	153	0.63	32,205	275	0.85
	HSBC France	123,936	1,650	1.33	137,003	1,068	0.78	160,019	1,826	1.14
	HSBC Finance	828	6	0.72	1,595	15	0.94	2,363	59	2.50

Hong Kong	Hang Seng Bank	87,969	387	0.44	80,090	227	0.28	74,330	233	0.31
	The Hongkong and Shanghai Banking Corporation	198,484	316	0.16	175,065	211	0.12	170,227	325	0.19

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	175,330	3,060	1.75	153,773	2,293	1.49	127,871	2,054	1.61
	HSBC Bank Malaysia	15,375	343	2.23	12,472	247	1.98	10,437	211	2.02

MENA	HSBC Bank Middle East	24,371	370	1.52	22,104	416	1.88	24,235	571	2.36

North America	HSBC Bank USA	129,326	1,611	1.25	123,709	1,575	1.27	125,725	1,972	1.57
	HSBC Finance	62,082	1,731	2.79	76,788	2,396	3.12	94,242	3,483	3.70
	HSBC Bank Canada	58,014	767	1.32	57,110	655	1.15	50,430	721	1.43
	HSBC Markets Inc	2,193	40	1.82	1,266	25	1.97	1,716	36	2.10

Latin America	HSBC Mexico	21,759	679	3.12	16,855	513	3.04	14,859	518	3.49
	Brazilian operations[72]	58,675	5,845	9.96	45,252	4,216	9.32	34,961	3,403	9.73
	HSBC Bank Panama	11,035	355	3.22	10,262	379	3.69	10,179	415	4.08
	HSBC Bank Argentina	3,254	217	6.67	2,563	98	3.82	2,200	101	4.59

Other operations		(77,417)	(162)		(15,108)	281		(24,006)	47

		1,433,566	22,343	1.56	1,339,390	18,904	1.41	1,353,283	21,366	1.58

For footnotes, see page 95.

36f

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Net interest margin76

		2011	2010	2009
		%	%	%

Total		2.51	2.68	2.94

Europe	HSBC Bank	1.60	2.12	2.35
	HSBC Private Banking Holdings (Suisse)	1.22	1.18	1.30
	HSBC France	0.96	0.90	0.68
	HSBC Finance	6.19	8.13	8.40

Hong Kong	Hang Seng Bank	1.97	1.91	2.11
	The Hongkong and Shanghai Banking Corporation	1.35	1.38	1.52

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.13	1.98	2.15
	HSBC Bank Malaysia	2.68	2.76	2.72

MENA	HSBC Bank Middle East	2.95	3.12	3.59

North America	HSBC Bank USA	2.40	2.90	3.58
	HSBC Finance	7.10	6.52	6.18
	HSBC Bank Canada	1.91	1.95	1.76

Latin America	HSBC Mexico	5.68	6.92	7.85
	Brazilian operations[72]	6.59	7.16	7.96
	HSBC Bank Panama	4.08	3.94	4.07
	HSBC Bank Argentina	9.98	11.24	13.18

Distribution of average total assets

		2011	2010	2009
		%	%	%

Europe	HSBC Bank	41.5	37.5	36.7
	HSBC Private Banking Holdings (Suisse)	2.1	2.2	2.3
	HSBC France	10.3	12.9	15.0
	HSBC Finance	0.1	0.1	–

Hong Kong	Hang Seng Bank	4.5	4.5	4.2
	The Hongkong and Shanghai Banking Corporation	11.0	10.7	10.5

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	10.6	9.4	8.5
	HSBC Bank Malaysia	0.8	0.7	0.6

MENA	HSBC Bank Middle East	1.6	1.6	1.6

North America	HSBC Bank USA	9.7	9.7	11.0
	HSBC Finance	2.7	3.6	4.5
	HSBC Bank Canada	3.0	3.0	2.7

Latin America	HSBC Mexico	1.5	1.4	1.4
	Brazilian operations[72]	3.0	2.6	2.1
	HSBC Bank Panama	0.5	0.6	0.6
	HSBC Bank Argentina	0.2	0.2	0.2

Other operations (including consolidation adjustments)		(3.1)	(0.7)	(1.9)

		100.0	100.0	100.0

For footnotes, see page 95.

36g

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Analysis of changes in net interest income and net interest expense

The following tables allocate changes in net interest income and net interest expense between volume and rate for 2011 compared with 2010, and for 2010 compared with 2009.

Interest income

			Increase/(decrease) in 2011 compared with 2010			Increase/(decrease) in 2010 compared with 2009
		2011 US$m	Volume US$m	Rate US$m	2010 US$m	Volume US$m	Rate US$m	2009 US$m
Short-term funds and loans and advances to banks

Europe	HSBC Bank	1,186	398	(502)	1,290	333	(422)	1,379
	HSBC Private Banking Holdings (Suisse)	14	(4)	3	15	(18)	(10)	43
	HSBC France	477	(80)	220	337	116	(219)	440

Hong Kong	Hang Seng Bank	334	43	69	222	(21)	41	202
	The Hongkong and Shanghai Banking Corporation	233	39	77	117	(74)	9	182

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	920	174	282	464	101	37	326
	HSBC Bank Malaysia	174	23	25	126	29	16	81

MENA	HSBC Bank Middle East	42	(10)	(8)	60	12	(4)	52

North America	HSBC Bank USA	97	(4)	(2)	103	1,058	(1,049)	94
	HSBC Bank Canada	23	(4)	11	16	3	3	10

Latin America	HSBC Mexico	130	6	(5)	129	(19)	(1)	149
	Brazilian operations[72]	2,036	270	241	1,525	537	(15)	1,003
	HSBC Bank Panama	10	1	1	8	(2)	–	10
	HSBC Bank Argentina	33	20	(7)	20	(10)	1	29

Other operations		151	8	20	123	(20)	(56)	199

		5,860	480	825	4,555	963	(607)	4,199
Loans and advances to customers

Europe	HSBC Bank	10,225	1,274	(810)	9,761	(451)	(686)	10,898
	HSBC Private Banking Holdings (Suisse)	255	42	22	191	35	(20)	176
	HSBC France	2,087	205	198	1,684	(113)	(135)	1,932
	HSBC Finance	98	(67)	(33)	198	(87)	(34)	319

Hong Kong	Hang Seng Bank	1,569	313	(57)	1,313	235	(116)	1,194
	The Hongkong and Shanghai Banking Corporation	1,975	699	(479)	1,755	316	(318)	1,757

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	4,863	900	35	3,928	821	(561)	3,668
	HSBC Bank Malaysia	657	138	(12)	531	84	(8)	455

MENA	HSBC Bank Middle East	1,296	80	(87)	1,303	(100)	(190)	1,593

North America	HSBC Bank USA	3,226	(626)	(730)	4,582	(1,118)	159	5,541
	HSBC Finance	5,842	(1,808)	(91)	7,741	(2,264)	64	9,941
	HSBC Bank Canada	1,683	(65)	105	1,643	114	30	1,499

Latin America	HSBC Mexico	1,630	253	(194)	1,571	17	(154)	1,708
	Brazilian operations[72]	6,584	1,499	(33)	5,118	1,120	(496)	4,494
	HSBC Bank Panama	833	87	(69)	815	4	(53)	864
	HSBC Bank Argentina	524	128	29	367	96	(86)	357

Other operations		1,903	89	129	1,685	249	(469)	1,905

		45,250	4,470	(3,406)	44,186	(641)	(3,474)	48,301

36h

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Interest income (continued)

			Increase/(decrease) in 2011 compared with 2010			Increase/(decrease) in 2010 compared with 2009
		2011 US$m	Volume US$m	Rate US$m	2010 US$m	Volume US$m	Rate US$m	2009 US$m
Financial investments

Europe	HSBC Bank	1,631	208	(302)	1,725	158	(754)	2,321
	HSBC Private Banking Holdings (Suisse)	247	(59)	19	287	33	(109)	363
	HSBC France	133	16	15	102	(35)	(4)	141

Hong Kong	Hang Seng Bank	596	(75)	130	541	147	(236)	630
	The Hongkong and Shanghai Banking Corporation	399	(94)	16	477	150	(317)	644

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,422	68	193	1,161	115	7	1,039
	HSBC Bank Malaysia	33	3	2	28	(9)	–	37

MENA	HSBC Bank Middle East	150	45	(21)	126	18	(10)	118

North America	HSBC Bank USA	1,250	354	(260)	1,156	402	(215)	969
	HSBC Finance	104	5	(17)	116	20	(24)	120
	HSBC Bank Canada	307	63	(13)	257	80	(28)	205

Latin America	HSBC Mexico	473	140	(55)	388	189	(28)	227
	Brazilian operations[72]	1,206	58	59	1,089	312	(43)	820
	HSBC Bank Panama	50	6	6	38	25	(26)	39
	HSBC Bank Argentina	99	44	(3)	58	37	(14)	35

Other operations		2,129	(303)	606	1,826	195	(86)	1,717

		10,229	126	728	9,375	1,638	(1,688)	9,425

For footnotes, see page 95.

Interest expense

			Increase/(decrease) in 2011 compared with 2010			Increase/(decrease) in 2010 compared with 2009
		2011 US$m	Volume US$m	Rate US$m	2010 US$m	Volume US$m	Rate US$m	2009 US$m
Deposits by banks

Europe	HSBC Bank	529	7	262	260	(37)	(256)	553
	HSBC Private Banking Holdings (Suisse)	2	–	–	2	–	1	1
	HSBC France	396	(105)	161	340	(16)	(180)	536

Hong Kong	Hang Seng Bank	7	1	2	4	2	(3)	5
	The Hongkong and Shanghai Banking Corporation	13	5	(2)	10	(2)	3	9

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	159	15	13	131	(18)	(16)	165
	HSBC Bank Malaysia	9	5	–	4	1	1	2

MENA	HSBC Bank Middle East	6	6	(6)	6	–	(3)	9

North America	HSBC Bank USA	18	(3)	(5)	26	–	17	9
	HSBC Bank Canada	15	(1)	11	5	(3)	–	8

Latin America	HSBC Mexico	62	8	3	51	(15)	17	49
	Brazilian operations[72]	331	193	(109)	247	23	(17)	241
	HSBC Bank Panama	18	6	(6)	18	(8)	–	26
	HSBC Bank Argentina	2	–	1	1	–	–	1

Other operations		24	(3)	(4)	31	(3)	(11)	45

		1,591	(55)	510	1,136	(90)	(433)	1,659

36i

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

			Increase/(decrease) in 2011 compared with 2010			Increase/(decrease) in 2010 compared with 2009
		2011	Volume	Rate	2010	Volume	Rate	2009
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Customer accounts
Europe	HSBC Bank	2,387	229	116	2,042	2	(367)	2,407
	HSBC Private Banking Holdings (Suisse)	163	10	9	144	(63)	(49)	256
	HSBC France	650	(5)	278	377	(119)	(149)	645
Hong Kong	Hang Seng Bank	342	18	119	205	16	(11)	200
	The Hongkong and Shanghai Banking Corporation	231	15	70	146	14	(79)	211
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2,277	269	312	1,696	200	2	1,494
	HSBC Bank Malaysia	299	41	38	220	31	(2)	191
MENA	HSBC Bank Middle East	237	28	(75)	284	(65)	(83)	432
North America	HSBC Bank USA	340	(12)	(188)	540	11	(446)	975
	HSBC Bank Canada	358	27	27	304	67	(148)	385
Latin America	HSBC Mexico	538	113	27	398	84	(77)	391
	Brazilian operations[72]	4,471	426	543	3,502	837	(281)	2,946
	HSBC Bank Panama	294	5	(32)	321	7	(39)	353
	HSBC Bank Argentina	200	23	80	97	18	(20)	99
Other operations		669	84	83	502	(32)	173	361

		13,456	1,072	1,606	10,778	263	(831)	11,346

Financial liabilities designated at fair value – own debt issued		1,313	132	(90)	1,271	168	(455)	1,558

Debt securities in issue
Europe	HSBC Bank	982	305	(453)	1,130	(183)	8	1,305
	HSBC France	260	(20)	120	160	(58)	(112)	330
Hong Kong	Hang Seng Bank	13	5	(5)	13	(3)	(5)	21
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	263	93	(48)	218	6	(6)	218
	HSBC Bank Malaysia	18	7	(4)	15	(1)	–	16
MENA	HSBC Bank Middle East	77	(1)	15	63	20	(19)	62
North America	HSBC Bank USA	395	(4)	24	375	(233)	18	590
	HSBC Finance	1,413	(289)	(64)	1,766	(593)	(151)	2,510
	HSBC Bank Canada	392	(30)	79	343	10	11	322
Latin America	HSBC Mexico	57	8	(2)	51	(25)	9	67
	Brazilian operations[72]	708	337	220	151	30	35	86
	HSBC Bank Panama	29	(9)	(2)	40	20	(14)	34
	HSBC Bank Argentina	11	–	11	–	–	–	–
Other operations		642	(739)	775	606	11	255	340

		5,260	(219)	548	4,931	(937)	(33)	5,901

For footnotes, see page 95.

36j

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

Repos and short-term bonds

	2011 US$m	2010 US$m	2009 US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	135,239	159,256	152,218
Average amount outstanding during the year	236,290	175,955	170,671
Maximum quarter-end balance outstanding during the year	202,305	193,319	157,778
Weighted average interest rate during the year	0.6%	0.5%	0.8%
Weighted average interest rate at the year-end	1.0%	0.9%	0.4%

Short-term bonds
Outstanding at 31 December	35,415	44,152	38,776
Average amount outstanding during the year	40,679	37,981	33,010
Maximum quarter-end balance outstanding during the year	42,785	44,152	38,776
Weighted average interest rate during the year	1.9%	2.9%	3.2%
Weighted average interest rate at the year-end	2.2%	4.5%	0.6%

Contractual obligations

The table below provides details of our material contractual obligations as at 31 December 2011.

	Payments due by period
	Total US$m	Less than 1 year US$m	1–3 years US$m	3–5 years US$m	More than 5 years US$m
Long-term debt obligations	225,851	67,107	44,345	46,839	67,560
Term deposits and certificates of deposit	204,376	186,220	8,296	8,468	1,392
Capital (finance) lease obligations	676	98	182	34	362
Operating lease obligations	6,318	1,148	1,561	1,113	2,496
Purchase obligations	715	356	186	173	–
Short positions in debt securities and equity shares	64,355	48,355	1,827	2,013	12,160
Current tax liability	2,117	2,117	–	–	–
Pension/healthcare obligation	17,890	1,371	2,920	3,255	10,344

	522,298	306,772	59,317	61,895	94,314

36k

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Loan maturity and interest sensitivity analysis

At 31 December 2011, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	51,768	32,895	46,381	8,197	14,339	17,677	171,257
Commercial loans to customers
Manufacturing and international trade and services	72,711	28,998	38,573	9,406	7,513	15,400	172,601
Real estate and other property related	14,519	10,901	6,090	1,884	6,007	2,100	41,501
Non-bank financial institutions	57,610	2,354	1,965	825	8,487	839	72,080
Governments	2,355	139	654	1,056	407	329	4,940
Other commercial	28,737	3,684	7,973	2,237	6,188	3,364	52,183

	175,932	46,076	55,255	15,408	28,602	22,032	343,305

Hong Kong Government Home Ownership Scheme	–	344	–	–	–	–	344
Residential mortgages and other personal loans	29,634	16,681	12,705	1,887	13,619	9,271	83,797

Loans and advances to customers	205,566	63,101	67,960	17,295	42,221	31,303	427,446

	257,334	95,996	114,341	25,492	56,560	48,980	598,703

Maturity after 1 year but within 5 years
Loans and advances to banks	2,538	1,415	892	302	482	885	6,514
Commercial loans to customers
Manufacturing and international trade and services	28,098	8,355	7,414	2,412	9,401	6,443	62,123
Real estate and other property related	18,145	19,607	8,978	794	4,213	1,441	53,178
Non-bank financial institutions	4,909	786	947	331	3,226	987	11,186
Governments	330	2,195	227	452	234	757	4,195
Other commercial	14,634	6,389	5,900	1,525	2,682	3,087	34,217

	66,116	37,332	23,466	5,514	19,756	12,715	164,899

Hong Kong Government Home Ownership Scheme	–	1,128	–	–	–	–	1,128
Residential mortgages and other personal loans	34,843	12,010	8,502	1,392	21,714	5,499	83,960

Loans and advances to customers	100,959	50,470	31,968	6,906	41,470	18,214	249,987

	103,497	51,885	32,860	7,208	41,952	19,099	256,501
Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	13,308	100	1,551	1,563	5,389	3,869	25,780
Variable interest rate	55,346	38,647	22,807	4,253	14,849	9,731	145,633

	68,654	38,747	24,358	5,816	20,238	13,600	171,413

Maturity after 5 years
Loans and advances to banks	100	849	36	72	10	2,274	3,341
Commercial loans to customers
Manufacturing and international trade and services	9,427	717	527	363	1,684	1,321	14,039
Real estate and other property related	7,030	7,687	865	94	2,578	547	18,801
Non-bank financial institutions	794	52	25	6	1,104	28	2,009
Governments	458	584	81	55	15	751	1,944
Other commercial	13,674	2,617	851	880	853	443	19,318

	31,383	11,657	2,349	1,398	6,234	3,090	56,111

Hong Kong Government Home Ownership Scheme	–	1,829	–	–	–	–	1,829
Residential mortgages and other personal loans	101,670	31,189	22,373	1,990	60,003	5,342	222,567

Loans and advances to customers	133,053	44,675	24,722	3,388	66,237	8,432	280,507

	133,153	45,524	24,758	3,460	66,247	10,706	283,848

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	6,661	867	94	1,154	1,600	665	11,041
Variable interest rate	24,822	11,639	2,291	316	4,644	4,699	48,411

	31,483	12,506	2,385	1,470	6,244	5,364	59,452

36l

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

Deposits by banks

	2011		2010		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%
Europe	75,890		85,973		87,677
Demand and other – non-interest bearing	10,788	–	8,298	–	6,415	–
Demand – interest bearing	16,492	0.8	13,783	0.6	14,259	1.0
Time	19,893	2.2	28,337	0.9	30,367	1.6
Other	28,717	1.3	35,555	0.8	36,636	1.3

Hong Kong	13,222		10,000		10,725
Demand and other – non-interest bearing	3,047	–	2,860	–	2,975	–
Demand – interest bearing	6,052	0.1	4,787	0.2	5,526	0.1
Time	3,347	0.3	1,803	0.3	1,637	0.3
Other	776	0.1	550	0.7	587	0.5

Rest of Asia-Pacific	13,650		11,476		12,467
Demand and other – non-interest bearing	2,535	–	1,746	–	1,605	–
Demand – interest bearing	5,802	1.2	4,937	1.2	4,097	1.2
Time	4,218	1.6	3,626	1.5	4,682	1.9
Other	1,095	3.0	1,167	2.0	2,083	1.4

Middle East and North Africa	2,060		1,250		1,317
Demand and other – non-interest bearing	548	–	484	–	539	–
Demand – interest bearing	20	–	9	–	18	–
Time	1,424	0.4	685	0.6	691	1.2
Other	68	1.6	72	1.2	69	1.4

North America	11,904		13,324		13,203
Demand and other – non-interest bearing	2,367	–	2,493	–	1,755	–
Demand – interest bearing	3,849	0.1	3,386	0.1	4,770	0.1
Time	4,797	0.4	4,716	0.4	5,422	0.2
Other	891	1.3	2,729	0.5	1,256	0.7

Latin America	8,819		5,523		5,959
Demand and other – non-interest bearing	161	–	222	–	212	–
Demand – interest bearing	545	3.7	322	4.3	219	0.9
Time	4,924	4.3	2,246	5.5	4,171	5.0
Other	3,189	6.0	2,733	6.6	1,357	8.1

Total	125,545		127,546		131,348
Demand and other – non-interest bearing	19,446	–	16,103	–	13,501	–
Demand – interest bearing	32,760	0.7	27,224	0.6	28,889	0.7
Time	38,603	2.0	41,413	1.1	46,970	1.7
Other	34,736	1.7	42,806	1.3	41,988	1.6

36m

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Customer accounts

	2011		2010		2009
	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %

Europe	467,393		424,561		440,450
Demand and other – non-interest bearing	72,743	–	62,869	–	55,751	–
Demand – interest bearing	220,314	0.4	203,727	0.4	212,178	0.4
Savings	57,070	1.7	51,793	1.8	57,344	2.2
Time	67,499	1.5	60,140	1.2	67,045	1.4
Other	49,767	0.7	46,032	0.5	48,132	0.8

Hong Kong	307,513		280,733		261,703
Demand and other – non-interest bearing	31,694	–	27,412	–	22,056	–
Demand – interest bearing	219,581	–	202,330	–	171,846	0.1
Savings	38,283	0.7	37,119	0.5	45,537	0.6
Time	16,910	1.0	12,793	0.7	20,901	0.6
Other	1,045	0.3	1,079	0.2	1,363	0.1

Rest of Asia-Pacific	170,008		142,807		126,144
Demand and other – non-interest bearing	19,283	–	16,418	–	13,425	–
Demand – interest bearing	74,636	1.1	63,033	1.0	53,108	0.8
Savings	63,500	2.8	51,757	2.4	46,137	2.5
Time	11,815	1.0	10,734	0.9	12,542	1.2
Other	774	2.2	865	2.2	932	1.8

Middle East and North Africa	36,105		32,747		33,211
Demand and other – non-interest bearing	13,016	–	11,873	–	9,865	–
Demand – interest bearing	9,887	0.6	6,315	1.5	6,364	1.4
Savings	12,596	3.2	13,774	2.8	15,005	3.4
Time	530	2.5	604	2.6	1,424	2.7
Other	76	–	181	0.1	553	0.2

North America	165,779		157,361		145,820
Demand and other – non-interest bearing	26,524	–	22,235	–	18,350	–
Demand – interest bearing	35,440	0.3	28,569	0.2	25,870	0.2
Savings	75,866	0.8	78,040	0.8	69,296	1.4
Time	13,835	0.4	17,975	0.8	25,164	1.3
Other	14,114	0.1	10,542	0.6	7,140	0.8

Latin America	89,603		77,618		63,635
Demand and other – non-interest bearing	14,815	–	12,407	–	10,598	–
Demand – interest bearing	8,374	1.7	6,270	1.2	4,734	1.1
Savings	47,197	9.8	41,784	8.5	33,091	8.5
Time	16,567	3.9	15,716	3.9	14,244	4.8
Other	2,650	7.2	1,441	7.5	968	6.4

Total	1,236,401		1,115,827		1,070,963
Demand and other – non-interest bearing	178,075	–	153,214	–	130,045	–
Demand – interest bearing	568,232	0.4	510,244	0.3	474,100	0.3
Savings	294,512	2.9	274,267	2.5	266,410	2.6
Time	127,156	1.6	117,962	1.4	141,320	1.6
Other	68,426	0.9	60,140	0.7	59,088	0.9

36n

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Certificates of deposit and other money market instruments

	2011		2010		2009
	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %

Europe	46,641	0.6	57,018	0.4	65,151	0.9
Hong Kong	932	1.0	213	3.8	278	3.6
Rest of Asia-Pacific	3,951	3.4	3,529	3.4	3,536	3.7
Middle East and North Africa	–		68	0.5	265	6.4
North America	10,936	0.5	10,607	0.5	14,218	1.1
Latin America	5,499	9.2	1,126	4.0	1,227	3.6

	67,959	1.4	72,561	0.6	84,675	1.2

Certificates of deposit and other time deposits

The maturity analysis of certificates of deposit (‘CD’s) and other wholesale time deposits is expressed by remaining maturity. The majority of CDs and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

	At 31 December 2011
	3 months or less US$m	After 3 months but within 6 months US$m	After 6 months but within 12 months US$m	After 12 months US$m	Total US$m

Europe	92,468	13,230	8,352	12,234	126,284
Certificates of deposit	14,622	6,050	189	–	20,861
Time deposits:
– banks	23,990	565	546	8,731	33,832
– customers	53,856	6,615	7,617	3,503	71,591

Hong Kong	17,221	1,491	1,336	1,565	21,613
Certificates of deposit	205	3	547	829	1,584
Time deposits:
– banks	3,563	64	25	–	3,652
– customers	13,453	1,424	764	736	16,377

Rest of Asia-Pacific	17,836	970	906	1,926	21,638
Certificates of deposit	2,133	541	232	1,054	3,960
Time deposits:
– banks	4,102	93	187	32	4,414
– customers	11,601	336	487	840	13,264

Middle East and North Africa	1,738	116	94	85	2,033
Time deposits:
– banks	1,485	28	–	–	1,513
– customers	253	88	94	85	520

North America	11,565	1,208	1,264	1,004	15,041
Time deposits:
– banks	5,034	40	2	198	5,274
– customers	6,531	1,168	1,262	806	9,767

Latin America	12,396	1,961	2,069	1,341	17,767
Certificates of deposit	349	73	226	559	1,207
Time deposits:
– banks	1,588	1,004	938	213	3,743
– customers	10,459	884	905	569	12,817

Total	153,224	18,976	14,021	18,155	204,376
Certificates of deposit	17,309	6,667	1,194	2,442	27,612
Time deposits:
– banks	39,762	1,794	1,698	9,174	52,428
– customers	96,153	10,515	11,129	6,539	124,336

36o

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Economic profit/(loss)

Our internal performance measures include economic profit/(loss), a calculation which compares the return on financial capital invested in HSBC by our shareholders with the cost of that capital. We price our cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit/(loss) generated. In order to concentrate on external factors rather than measurement bases, we emphasise the trend in economic profit/(loss) ahead of absolute amounts.

Our long-term cost of capital is reviewed annually and is 11% for 2011; this remains unchanged from 2010. The following commentary is on a reported basis.

The return on invested capital increased by 1.5 percentage points to 10.2%, which was 0.8 percentage points lower than our benchmark cost of capital. Our economic loss was US$1.3bn, US$2.0bn less than the loss at 31 December 2010, reflecting an increase in profit attributable to shareholders. This was predominantly driven by a significant increase in the fair value of own debt and a lower tax charge.

The increase in average invested capital reflected higher retained earnings and an increase in average foreign exchange reserves, primarily due to the effect of euro and sterling exchange rate movements on our underlying assets.

	2011		2010
	US$m	%[45]	US$m	%[45]

Average total shareholders’ equity	156,129		138,224
Adjusted by:
Goodwill previously amortised or written off	8,123		8,123
Property revaluation reserves	(914)		(813)
Reserves representing unrealised losses on effective cash flow hedges	287		100
Reserves representing unrealised losses on available-for-sale securities	3,379		6,129
Preference shares and other equity instruments	(7,256)		(5,473)

Average invested capital[46]	159,748		146,290
Return on invested capital[47]	16,224	10.2	12,746	8.7
Benchmark cost of capital	(17,572)	(11.0)	(16,092)	(11.0)

Economic loss and spread	(1,348)	(0.8)	(3,346)	(2.3)

For footnotes, see page 95.

Reconciliation of RoRWA measures

In addition to measuring return on average risk weighted assets (‘RoRWA’) we measure our performance internally using underlying RoRWA, which is underlying profit before tax as a percentage of average risk weighted assets (‘RWA’s) adjusted for the effects of foreign currency translation differences. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 16.

We also present underlying RoRWA adjusted for the effect of legacy credit in GB&M (the legacy credit portfolio is described on page 23) and the US consumer finance business (the Cards and Retail Services business along with the run-off portfolio disclosed on page 88); together, the legacy businesses. This excludes the results and RWAs related to operations which are not regarded as contributing to the longer-term performance of the Group.

	2011			2010
	Pre-tax return	Average RWAs	RoRWA	Pre-tax return	Average RWAs	RoRWA
	US$m	US$bn	%	US$m	US$bn	%

Reported	21,872	1,154	1.9	19,037	1,098	1.7

Underlying	17,696	1,154	1.5	18,925	1,108	1.7
Legacy businesses	(2,847)	222	(1.3)	(1,871)	215	(0.9)
Legacy credit in GB&M	(436)	33	(1.3)	226	23	1.0
US consumer finance business	(2,411)	189	(1.3)	(2,097)	192	(1.1)

Underlying (excluding legacy businesses)	20,543	932	2.2	20,796	893	2.3

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Ratio of earnings to fixed charges

	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Profit before tax	21,872	19,037	7,079	9,307	24,212
Dividends received from associates	304	441	414	655	363
Share of profit in associates and joint ventures	(3,264)	(2,517)	(1,781)	(1,661)	(1,503)

Fixed charges	27,768	23,246	26,201	60,654	67,461
– interest on deposits	24,786	20,465	23,328	56,822	63,924
– rental expense and other charges[1]	2,982	2,781	2,873	3,832	3,537

Earnings[2]
– excluding interest on deposits	21,894	19,742	8,585	12,133	26,609
– including interest on deposits	46,680	40,207	31,913	68,955	90,533

Preference share dividends[3]	699	574	374	255	288

Combined fixed charges and preference share dividends
– excluding interest on deposits	3,681	3,355	3,247	4,087	3,825
– including interest on deposits	28,467	23,820	26,575	60,909	67,749

Ratio of earnings to fixed charges
– excluding interest on deposits	7.34	7.10	2.99	3.17	7.52
– including interest on deposits	1.68	1.73	1.22	1.14	1.34

Ratio of earnings to combined fixed charges and preference share dividends
– excluding interest on deposits	5.95	5.89	2.64	2.97	6.96
– including interest on deposits	1.64	1.69	1.20	1.13	1.34

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.
2	Includes profit before tax, dividends received from associates, and fixed charges, less: share of profit in associates and joint ventures.
3	Dividends on preference shares and other equity instruments.

37a

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

Management is required to exercise judgement in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances. Of the Group’s total loans and advances to customers before impairment allowances of US$958bn (2010: US$978bn), US$17bn or 2% (2010: US$16bn; 2%) were individually assessed for impairment, and US$941bn or 98% (2010: US$962bn; 98%) were collectively assessed for impairment.

The most significant judgemental area is the calculation of collective impairment allowances. The geographical area with most exposure subject to this judgement is North America. Collective impairment allowances in North America were US$7bn, representing 62% (2010: US$9bn; 64%) of the total collectively assessed loan impairment allowance.

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

The methods involve the use of statistically assessed historical information which is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience. In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. Sometimes, however, it provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, when there have been changes in economic, regulatory or behavioural conditions which result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models. In these circumstances, the risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

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

Under certain specified conditions, the Group provides loan forbearance to borrowers experiencing financial difficulties by agreeing to modify the contractual payment terms of loans in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default or repossession. Where forbearance activities are significant, higher levels of judgement and estimation uncertainty are involved in determining their effects on loan impairment allowances. Forbearance activities take place in both retail and wholesale loan portfolios, but the Group’s largest concentration is in the US, in HSBC Finance’s CML portfolio. A detailed review of the CML portfolio was carried out during 2011 to improve the risk differentiation in the segmentation of the portfolio. The review involved extensive

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

statistical analysis of actual default experience in the portfolio. Amongst other improvements, this review resulted in changes to further differentiate the credit characteristics of forbearance cases, including those which return to performing status following forbearance. As part of this review, the application of the Group accounting policies for the determination of impairment allowances for the CML portfolio was considered, in particular regarding the effect of the large proportion of renegotiated loans in this portfolio. The consequent changes did not result in a material change to impairment allowances recorded by HSBC Finance under IFRSs. Further information regarding forbearance activities is disclosed on page 129.

The exercise of judgement requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas. Many of the factors have a high degree of interdependency and there is no single factor to which our loan impairment allowances as a whole are sensitive. They are particularly sensitive to general economic and credit conditions in North America, however. For example, a 10% increase in impairment allowances on collectively assessed loans and advances in North America would increase loan impairment allowances by US$0.7bn at 31 December 2011 (2010: US$0.9bn).

It is possible that the outcomes within the next financial year could differ from the assumptions built into the models, resulting in a material adjustment to the carrying amount of loans and advances.

Goodwill impairment

Our accounting policy for goodwill is described in Note 2p on the Financial Statements. Note 24 on the Financial Statements lists our cash generating units (‘CGU’s) by geographical region and global business. HSBC’s total goodwill amounted to US$21bn at 31 December 2011 (2010: US$22bn).

The review of goodwill impairment reflects management’s best estimate of the following factors:

•

the future cash flows of the CGUs are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they necessarily and appropriately reflect management’s view of future business prospects at the time of the assessment; and

•

the rates used to discount future expected cash flows are based on the costs of capital assigned to individual CGUs and can have a significant effect on their valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the inherent risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond our control and are consequently subject to uncertainty and require the exercise of significant judgement.

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

During 2011, no impairment of goodwill was identified (2010: nil). In addition to the annual impairment test which was performed as at 1 July 2011, management reviewed the current and expected performance of the CGUs as at 31 December 2011 and determined that there was no indication of potential impairment of the goodwill allocated to them, except for the GB&M – Europe CGU, which experienced significantly reduced profitability in the second half of 2011. The reduced forecast profitability resulted in a reduction in the recoverable amount of the CGU when compared to its carrying amount. Consequently, the results of the goodwill impairment testing for this CGU are more sensitive to key assumptions used. Management retested the goodwill for this CGU and concluded that there was no impairment.

Note 24 on the Financial Statements includes details of the CGUs with significant balances of goodwill, states the key assumptions used to assess the goodwill in each of those CGUs for impairment and provides a discussion of the sensitivity of the carrying value of goodwill to changes in key assumptions.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

Valuation techniques used to calculate fair values are discussed in Note 16 on the Financial Statements. The main assumptions and estimates which management consider when applying a model with valuation techniques are:

•

the likelihood and expected timing of future cash flows on the instrument. These cash flows are estimated based on the terms of the instrument, and judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. Future cash flows may be sensitive to changes in market rates;

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

The value of financial assets and liabilities measured at fair value using a valuation technique was US$665bn (2010: US$599bn) and US$569bn (2010: US$499bn), respectively or 61% (2010: 56%) of total financial assets and 82% (2010: 77%) of total financial liabilities measured at fair value.

Disclosures of the types and amounts of adjustments made in determining the fair value of financial instruments measured at fair value using valuation techniques, and a sensitivity analysis of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions, can be found in Note 16 on the Financial Statements. Given the uncertainty and subjective nature of valuing financial instruments at fair value, it is possible that the outcomes in the next financial year could differ from the assumptions used, and this could result in a material adjustment to the carrying amount of financial instruments measured at fair value.

Impairment of available-for-sale financial assets

Our accounting policy for impairment of available-for-sale financial assets is described in Note 2j on the Financial Statements.

At 31 December 2011, our total available-for-sale financial assets amounted to US$379bn (2010: US$381bn), of which US$372bn or 98% (2010: US$373bn; 98%) were debt securities. The available-for-sale fair value reserve relating to debt securities amounted to a deficit of US$4.9bn (2010: deficit of US$6.2bn). A deficit in the available-for-sale fair value reserve occurs on debt securities when the fair value of a relevant security is less than its acquisition cost (net of any principal repayments and amortisation) after deducting any impairment losses recognised.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Deciding whether an available-for-sale debt security is impaired requires objective evidence of both the occurrence of a loss event and a related change in estimated future cash flows. The degree of judgement involved is less when cash flows are readily determinable, but increases when estimating future cash flows requires consideration of a number of variables, some of which may be unobservable in current market conditions.

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

Further details of the nature and extent of our exposures to ABSs classified as available-for-sale and a more detailed description of the assumptions and estimates used in assessing these securities for impairment, together with a discussion of those assets which are most sensitive to possible future impairment, are provided in ‘Securitisation exposures and other structured products’ on page 149.

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

The most significant judgements concern the US deferred tax asset, given the recent history of losses in our US operations. The net US deferred tax asset amounted to US$5.2bn or 68% (2010: US$4bn; 58%) of deferred tax assets recognised on the Group’s balance sheet.

Recognition of the US deferred tax asset is based on the evidence available about conditions at the balance sheet date, and requires significant judgements to be made regarding projections of loan impairment charges and the timing of recovery in the US economy. These judgements take into consideration the effect of both positive and negative evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and the availability of loss carrybacks.

Projections of future taxable income in the US are based on business plans, future capital requirements and ongoing tax planning strategies. These projections include assumptions about future house prices, US economic conditions including unemployment levels and their impact on loan impairment charges, and capital support from HSBC Holdings. These forecasts are consistent with the assumption that it is probable that the results of future operations will generate sufficient taxable income to support the deferred tax assets. In management’s judgement, recent market conditions, which have resulted in losses being incurred in the US, will create significant downward pressure and volatility regarding the profit or loss before tax in the next few years. To reflect this, the assessment of recoverability of the deferred tax assets in the US significantly discounts any future expected taxable income and relies to a greater extent on capital support to the US operations from HSBC Holdings, including tax planning strategies implemented in relation to such support.

The most significant tax planning strategy is the retention of capital in our US operations to ensure the realisation of the deferred tax assets. Management expects that, with this strategy, the US operations will generate sufficient future profits to support the recognition of the deferred tax assets. If HSBC Holdings were to decide not to provide this ongoing support, the full recovery of the deferred tax asset may no longer be probable and could result in a significant reduction of the deferred tax asset which would be recognised as a charge in the income statement.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

These strategies remain unaffected by the proposed sale of the Group’s US credit card and private label credit card business and 195 non-strategic branches. The incremental capital generated as a result of these disposals will reduce the capital support required from HSBC Holdings, but capital support from HSBC Holdings will continue to be relied on to the extent necessary to support the recoverability of our deferred tax assets.

Provisions for liabilities

The accounting policy for provision for liabilities is described in Note 2w on the Financial Statements. Note 33 on the Financial Statements discloses the major categories of provisions recognised. The closing balance of provisions amounted to US$3.3bn (2010: US$2.1bn), of which US$1.5bn (2010: US$1.0bn) relates to legal proceedings and regulatory matters and US$1.1bn (2010: US$0.4bn) relates to customer remediation.

Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Professional expert advice is taken on litigation provisions, taxation provisions, property provisions including onerous contracts and similar liabilities.

Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When cases are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists as a result of a past event, estimating the probability of outflows and making estimates of the amount of any outflows that may arise. As matters progress through various stages of development, management together with legal advisers evaluate on an ongoing basis whether provisions should be recognised, and the estimated amounts of any such provisions, revising previous judgements and estimates as appropriate. At more advanced stages, it is typically possible to make judgements and estimates around a better defined set of possible outcomes, however such judgements can be very difficult and the amount of any provision can be very sensitive to the assumptions used. There could be a wide range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved. For a detailed description of the nature of uncertainties and assumptions and the effect on the amount and timing of possible cash outflows on material matters, see Note 44, ‘Legal proceedings and regulatory matters’ on the Financial Statements.

Provisions for customer remediation also require significant levels of estimation and judgement. The amounts of provisions recognised depend on a number of different assumptions, for example, the number of customer complaints expected to be received, the response rates from customers who are contacted as part of customer outreach activities, the uphold rate for complaints and the amounts payable in respect of compensation and costs of conducting reviews. These assumptions are revised over time as additional information becomes available.

In view of the inherent uncertainties and the high level of subjectivity involved in the recognition and measurement of provisions, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based, resulting in a material change in the amounts of provisions recognised, and outflows of economic benefits which are materially different to those estimated by management for the purposes of the 2011 financial statements.

Basis of preparation

(Unaudited)

The results of global businesses and geographical regions are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements.

Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global business, the cost of the levy is included in ‘Other’.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global businesses

Summary

HSBC’s senior management reviews operating activity on a number of bases, including by geographical region and by global business, as presented on page 59.

RBWM was previously known as Personal Financial Services (‘PFS’). With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. This resulted in reallocations between the two of US$321m and US$219m in profit before tax in 2010 and 2009, respectively, and in total assets of US$3.3bn and US$2.8bn at the end of 2010 and 2009, respectively. The presentation of both years has been adjusted accordingly.

The commentaries below present global businesses followed by geographical regions. Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on an underlying basis (see page 16) unless stated otherwise.

Profit/(loss) before tax

	2011		2010		2009
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management[17]	4,270	19.6	3,839	20.2	(1,846)	(26.1)
Commercial Banking	7,947	36.3	6,090	32.0	4,275	60.4
Global Banking and Markets[17]	7,049	32.2	9,215	48.4	10,262	145
Global Private Banking	944	4.3	1,054	5.5	1,108	15.6
Other[48]	1,662	7.6	(1,161)	(6.1)	(6,720)	(94.9)

	21,872	100.0	19,037	100.0	7,079	100.0

Total assets49

	At 31 December
	2011		2010
	US$m	%	US$m	%

Retail Banking and Wealth Management[17]	540,548	21.2	530,970	21.6
Commercial Banking	334,966	13.1	296,797	12.1
Global Banking and Markets[17]	1,877,627	73.5	1,755,043	71.5
Global Private Banking	119,839	4.7	116,846	4.8
Other	180,126	7.0	161,458	6.6
Intra-HSBC items	(497,527)	(19.5)	(406,425)	(16.6)

	2,555,579	100.0	2,454,689	100.0

Risk-weighted assets[50]

	At 31 December
	2011		2010
	US$bn	%	US$bn	%

Total	1,209.5		1,103.1

Retail Banking and Wealth Management[17]	351.2	29.0	357.0	32.4
Commercial Banking	382.9	31.7	334.4	30.3
Global Banking and Markets[17,51]	423.0	35.0	353.2	32.0
Global Private Banking	22.5	1.9	24.9	2.3
Other	29.9	2.4	33.6	3.0

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Products and services

Retail Banking and Wealth Management

RBWM offers its products and services to customers based on their individual needs. Premier and Advance services are targeted at mass affluent and emerging affluent customers who value international connectivity and benefit from our global reach and scale. For customers who have simpler everyday banking needs, we offer a full range of banking products and services reflecting local requirements.

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

•   HSBC Premier provides preferential banking services and global recognition to our mass affluent customers and their immediate families with a dedicated relationship manager, specialist wealth advice and tailored solutions. Customers can access emergency travel assistance, priority telephone banking and an online ‘global view’ of their Premier accounts around the world.

•   HSBC Advance provides a range of preferential products and services customised to meet local needs. With a dedicated telephone service, access to wealth advice and online tools to support financial planning, it gives customers an online ‘global view’ of their Advance accounts.

•   Wealth Solutions & Financial Planning: a financial planning process designed around individual customer needs to help our clients to protect, grow and manage their wealth through investment and wealth insurance products manufactured by Global Asset Management, Global Markets and HSBC Insurance and by selected third-party providers.

•   Global Asset Management offers investment solutions to individual investors, financial intermediaries and institutions globally.

Customers can transact with the bank via a range of channels such as internet banking and self-service terminals in addition to traditional and automated branches and telephone service centres.

Commercial Banking

We segment our CMB business into Corporate, to serve both corporate and mid-market companies with more sophisticated financial needs, and Business Banking, to serve small and medium-sized enterprises (‘SME’s). This enables the development of tailored customer propositions while adopting a broader view of the entire commercial banking sector, from sole traders to large corporations. This allows us to provide continuous support to companies as they grow both domestically and internationally, and ensures a clear focus on internationally aspirant customers, who are typically key to innovation and growth in market economies.

We place particular emphasis on international connectivity to meet the needs of our business customers. We aim to be recognised as the ‘Leading international trade and business bank’ by focusing on faster-growing markets, enhancing collaboration with GB&M, capturing growth in international SMEs and driving efficiency gains through adopting a global operating model.

•   Lending: we offer a broad range of domestic and cross-border financing, including overdrafts, term loans and syndicated, leveraged, acquisition and project finance. Asset finance is also offered in selected countries.

•   International trade and receivables finance: we provide buyers and suppliers with products and services such as documentary credits and collections, import and export finance, guarantees and forfaiting to facilitate trade payments, finance the trade cycle and help mitigate risk throughout the supply chain. Our Receivables Finance proposition for domestic and international customers is offered through an extensive network.

•   Payments and cash management: we are a leading provider of domestic and cross-border payments, collections, liquidity management and account services offering local, regional and global solutions delivered via e-enabled platforms designed to address the current and future needs of our clients.

•   GB&M: our CMB franchise represents a key client base for GB&M products and services, including foreign exchange and interest rate products, together with capital raising on debt and equity markets and advisory services.

•   Commercial cards: card issuing helps customers enhance cash management, credit control and purchasing. Card acquiring services enable merchants to accept credit and debit card payments in person or remotely.

•   Insurance: we offer business and financial protection, trade insurance, employee benefits, corporate wealth management and a variety of other commercial risk insurance products.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. Managed as a global business, GB&M operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sector-focused client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With a presence in over 60 countries/territories and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of our clients on a global basis.

GB&M is managed as two principal business lines: Global Markets and Global Banking. This structure allows us to focus on relationships and sectors that best fit the Group’s footprint and facilitate seamless delivery of our products and services to clients.

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

Global Private Banking

HSBC Private Bank is the principal marketing name of our private banking business, GPB. Utilising the most suitable products from the marketplace, GPB works with high net worth clients to offer both traditional and innovative ways to manage and preserve wealth while optimising returns.

GPB has a global presence with major centres in Hong Kong, Singapore, London, Switzerland, Monaco, New York and Miami to identify opportunities which meet clients’ needs and investment strategies.

•    Private Banking services comprise multi-currency deposit accounts and fiduciary deposits, credit and specialist lending, treasury trading services, cash management, securities custody and clearing. GPB works to ensure that its clients have full access to other products and services available in HSBC such as credit cards, internet banking, corporate banking and investment banking.

•    Investment Management comprises both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products, mutual funds and alternatives (hedge funds, private equity and real estate).

•    Trust Solutions comprises inheritance planning, trustee and other fiduciary services designed to protect wealth and preserve it for future generations through structures tailored to meet the individual needs of each family. Areas of expertise include trusts, foundation and company administration, charitable trusts and foundations, insurance, family office advisory and philanthropy.

•    Corporate Finance Solutions helps provide clients with cross-border solutions for their companies, working in conjunction with GB&M.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services to individual customers across our principal geographic markets.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	24,101	24,166	25,099
Net fee income	8,226	8,397	9,138
Other income	1,206	1,048	2,060

Net operating income[52]	33,533	33,611	36,297

Impairment charges[53]	(9,319)	(11,259)	(19,902)

Net operating income	24,214	22,352	16,395

Total operating expenses	(21,202)	(19,539)	(18,976)

Operating profit/(loss)	3,012	2,813	(2,581)

Income from associates[54]	1,258	1,026	735

Profit/(loss) before tax	4,270	3,839	(1,846)

RoRWA[55]	1.2%	1.1%	(0.5% )

Strong revenue growth in

faster-growing regions

Run-off portfolio balances reduced by

US$8.9bn

Best Wealth Management House,

Hong Kong

(The Asset Triple A Investment Awards 2011)

Strategic direction

RBWM’s aim is to provide consistent and high quality retail banking and wealth management services to our customers.

We will provide retail banking services in markets where we already have scale or where scale can be built over time and we will implement standardised distribution and service models to ensure we can deliver them more efficiently. As wealth creation continues to grow in both developed and faster-growing markets, we will leverage our global propositions such as Premier and our bancassurance and asset management capabilities to deepen our existing customer relationships and the penetration of our wealth management services.

We focus on three strategic imperatives:

•	developing world class wealth management for retail customers;

•	leveraging global expertise in retail banking; and

•	portfolio management to drive superior returns.

For footnotes, see page 95.

Review of performance

•

RBWM reported a profit before tax of US$4.3bn, 11% higher than 2010 and 6% higher on an underlying basis, most notably in Rest of Asia-Pacific and Latin America, where the increased profitability reflected strong business and revenue growth.

•	The pre-tax profit of RBWM was significantly affected by the US Card and Retail Services business, of which we announced the pending sale, and the US run-off portfolios.

RBWM – profit/(loss) before tax

	2011 US$m	2010 US$m	2009 US$m

US Card and Retail Services	2,061	1,979	498
US run-off portfolios	(4,472)	(4,076)	(5,065)
Rest of RBWM	6,681	5,936	2,721

	4,270	3,839	(1,846)

•

Revenue was marginally lower than 2010, with strong growth in Latin America (9%) and Rest of Asia-Pacific (8%) and modest growth in Hong Kong (3%) more than offset by lower revenues in North America from the continued run-off in the CML portfolios, lower balances in US Card and Retail Services and an increase in adverse fair value movements on non-qualifying hedges.

•

In Latin America, revenue growth reflected increased average lending and higher sales of unit-linked pensions and credit protection products in Brazil, together with business growth in Argentina on the back of favourable economic conditions. Gains on the sale and leaseback of branches in Mexico contributed US$36m to revenue growth.

•

Revenue in Rest of Asia-Pacific increased, primarily as a result of significant lending growth in mortgages, notably in Australia and Singapore due to competitive product offerings and strong property markets, and increased deposit spreads in a number of countries such as mainland China and India. This was partly offset by narrower asset spreads reflecting competitive pressures.

•

In Hong Kong, revenues increased from sales of wealth management products, notably from insurance, reflecting successful sales activity and higher demand. This was partly offset by narrower asset spreads, reflecting a shift in the product mix to lower yielding, HIBOR-linked mortgages and competitive pressures.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•

Loan impairment charges and other credit risk provisions fell by 18% to US$9.3bn with a significant decline in North America as we continued to run off the CML portfolios, and as balances fell and delinquency rates improved in the Card and Retail Services business. Excluding our US Card and Retail Services and US run-off portfolios, loan impairment charges decreased by US$650m reflecting lower delinquency rates in the UK due to improved collections, and the managing down of unsecured lending portfolios in Rest of Asia-Pacific and the Middle East, which more than offset increases in Latin America resulting from lending growth.

•

Operating expenses increased by 6% to US$21.2bn. Increased costs included US$875m of provisions relating to UK customer redress programmes, including a charge in respect of the possible mis-selling of PPI in the UK in previous years. This was partly offset by a US$264m credit resulting from a change in the inflation measure used to calculate the defined benefit obligation for deferred pensions, also in the UK. Restructuring costs were incurred during 2011 as we drove organisational change to reduce the cost base and exited certain markets or non-strategic lines of business. In North America, costs increased reflecting US mortgage foreclosure and servicing costs (US$257m) and increased litigation costs.

•	Costs were higher in Latin America, Rest of Asia-Pacific and Hong Kong as a result of wage inflation and higher average headcount to support business growth.

•

Share of profit from associates and joint ventures rose by 17%, reflecting higher profits from Ping An as a result of strong growth in sales in its insurance business and a rise in income from its banking business following the acquisition of Shenzhen Development Bank in July 2011.

Strategic imperatives

Developing world class wealth management for retail customers

•

We aim to increase Wealth Management revenues by US$4bn in the medium term, against which target we made modest progress in 2011 with revenue growth of some US$300m. Notably, we had strong sales of insurance products in Hong Kong, Latin America and Rest of Asia-Pacific, while revenue from distribution of investment products to our clients and Global

Asset Management was broadly unchanged, reflecting difficult market conditions, particularly in the second half of the year.

•

Growth in our insurance operations was largely driven by strong sales of unit-linked and deferred annuity products in Hong Kong and sales of unit-linked products in Brazil. We also benefited from a refinement to the calculation of the PVIF asset. Favourable trends during the first half of the year were partly offset by weaker investment returns in the second half of 2011.

•

During the year, 62% of the qualifying population of HSBC Global Asset Management Funds ranked in the top half based on past performance against their peer and sector groups over a 3 year period, up from 47% in 2010. Global Asset Management also successfully launched an Asian High Yield Bond Fund raising US$1.2bn in 2011.

•

Our World Selection global investment offering continued to attract new assets as a core wealth solution for customers, resulting in total FuM of US$8.6bn at 31 December 2011 compared with US$7.2bn at 31 December 2010. During 2011 we launched the Global Investment Centre in the UK, which will complement our existing services and deliver significant efficiencies to the way we are able to serve our Wealth Management customers.

•

Good progress was made in developing our Wealth Management infrastructure. In 2011 we implemented multi-channel financial simulators in the UK, a funds platform in Taiwan and the UK, and bond trading in mainland China and further deployed our foreign currency web-enabled ‘Get Rate’ programme. These deployments are all part of the strategic focus to provide expanded Wealth Management services utilising common technology.

Leveraging global expertise in retail banking

•

During 2011, we extended our mobile banking offering to 11 new markets. We launched our global cards platform in five new markets in Asia, with deployment in Brazil and Mexico due to be completed during 2012. We also introduced renminbi-denominated deposits in nine new markets.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•	In Hong Kong, we retained our position of having the largest market share in residential mortgages in 2011. We were also market leaders in life insurance.

•

For 2011 we set an aggressive goal to achieve our target customer recommendation of 75% by revenue weighting of the 16 markets surveyed, against which we met the target in five markets, or 35% by revenue weighting. The shortfall resulted mainly from a challenging environment in many of our large markets, with strong local competitors improving their service performance, and a negative reaction to some portfolio management activity, particularly in the US and Canada. We had a very strong fourth quarter, with 77% of the markets by revenue weighting meeting target, driven in part by traction from service quality programmes implemented in Mexico, the UK and the UAE, and we finished the year ranked first in five of the six markets surveyed in Asia.

Portfolio management to drive superior returns

•

During 2011, we embarked on a process to improve our return on capital using the five filters analysis to determine portfolio rationalisation initiatives. As a result, we completed the sale of our Mexican pension administration business (HSBC Afore), our UK motor insurance business and our Canadian brokerage business. We announced the closure of our retail banking businesses in Poland, Russia, Georgia, and Kuwait, the sale of our operations in Chile, Central America (Costa Rica, El Salvador and Honduras) and, most recently, the disposal of our retail operations in Thailand. We also announced the cessation of life insurance manufacturing in the US, the sale of the Card and Retail Services business and upstate New York branches in the US.

•	The North American business has continued to focus on managing down the residual balances in our US run-off portfolios.

Commercial Banking

CMB offers a full range of commercial financial services and tailored propositions to over 3.6m customers ranging from sole proprietors to publicly quoted companies in 65 countries.

	2011	2010	2009
	US$m	US$m	US$m

Net interest income	9,931	8,487	7,883
Net fee income	4,291	3,964	3,702

Other income	1,389	1,383	1,268

Net operating income[52]	15,611	13,834	12,853

Impairment charges[53]	(1,738)	(1,805)	(3,282)

Net operating income	13,873	12,029	9,571

Total operating expenses	(7,221)	(6,831)	(5,963)

Operating profit	6,652	5,198	3,608

Income from associates[54]	1,295	892	667

Profit before tax	7,947	6,090	4,275

RoRWA[55]	2.2%	2.0%	1.4%

Record annual profit before tax

US$7.9bn

Revenue growth of

12%

ahead of cost growth of 4%

on an underlying basis

Number one trade finance

bank in the world

(Oliver Wyman Global Transaction Banking Survey 2011)

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world, thereby strengthening our leading position in international business and trade.

We focus on four strategic imperatives:

•	focus on faster-growing markets while connecting revenue and investment flows with developed markets;

•	enhance collaboration with GB&M, providing capital market access and a wider range of sophisticated risk management and liquidity products to the growing mid-market corporates;

•	capture growth in international small and medium-sized enterprises; and

•	drive efficiency gains through adopting a global operating model.

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Review of performance

•

CMB reported a record profit before tax of US$7.9bn in 2011, 31% higher than in 2010. On an underlying basis, profit before tax increased by 30%, driven by increased net interest income, a higher share of profits from associates in mainland China and lower loan impairment charges. Our 20 priority markets generated more than 90% of our profit before tax, benefiting from our strong international network and long-term approach to customer relationships.

•

Revenue grew by 12%, despite increasing economic, political and regulatory headwinds. This was largely driven by higher net interest income from lending activities and from growth in customer account balances. Net interest income from lending benefited from the strong customer loan growth achieved in 2010 which continued into 2011, albeit at a slower pace during the latter part of the year. Loans and advances to customers rose by 12% to US$262bn as a result of increased demand for credit in Hong Kong, Rest of Asia-Pacific, Latin America and Europe. Average customer account balances also rose, reflecting successful marketing campaigns, notably in Hong Kong and Rest of Asia-Pacific as part of a targeted strategy to support growth in customer lending. Customer account balances grew by 9% to US$306bn during 2011.

•

Net fee income and net trading income benefited from the strong collaboration with GB&M, particularly in foreign exchange and interest rate management products. Net fee income also rose, reflecting strong volumes and market share in our trade and payments businesses in Hong Kong, Rest of Asia-Pacific and Latin America.

•

Loan impairment charges and other credit risk provisions declined by 6% as credit quality remained strong despite the economic challenges. Specific impairments decreased, notably in North America, reflecting improved credit quality and in Business Banking lower delinquency levels, partly offset by a specific provision relating to a single commercial customer in Latin America. Collective impairment charges rose reflecting strong lending growth, notably in Latin America.

•

Operating expenses increased by 4%. This was driven by a rise in costs to support business growth, along with restructuring costs, partly offset by a credit of US$212m resulting from a change in the inflation measure used to calculate the defined benefit obligation for deferred pensions in the UK. Our cost efficiency ratio improved, reflecting our ability to manage our cost base and rising inflationary pressures while continuing to invest in key markets for ongoing expansion.

•

Income from associates increased by 41%. The contribution from BoCom was driven by strong lending growth, wider deposit spreads following interest rate rises in mainland China and higher fee income, including revenue earned from investment banking, settlements and cards. Income from Industrial Bank also increased as a result of strong growth in customer lending and a rise in fee-based revenue.

Strategic imperatives

Focus on faster-growing markets while connecting with developed markets

•

In line with our strategy to focus and invest in faster-growing markets, our operations in Rest of Asia-Pacific, Latin America, Hong Kong and the Middle East and North Africa expanded more quickly than in developed markets. Revenue from faster growing regions grew by 20% to US$8.5bn, representing 54% of the CMB total, driven by Brazil, Hong Kong, mainland China, Mexico, Argentina and Singapore. Customer lending growth was almost twice that of Europe and North America, and accounted for 50% of CMB’s total lending.

•

Total trade and receivables finance revenues increased by 22% to US$2.6bn, of which 75% was generated from the faster-growing regions. Our businesses in these markets expanded more quickly than in developed regions as we leveraged our international capabilities to support our customers.

•

Making it easy for customers to do business with HSBC is at the heart of our approach. During 2011, we merged our Trade and Supply Chain and Receivables Finance businesses to enable us to streamline our product proposition. It will also help us to expand our Receivables Finance offering beyond its current locations and achieve our goal of doubling trade revenue over the medium term. We also rolled out our Commodity and Structured Trade Finance service, strengthening our sales teams in Europe and Asia and enhancing our infrastructure.

•	Revenue from our Payments and Cash Management products rose by 15%, as they facilitated increased levels of cross-border transactions. We continued to roll out the award

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

winning ClientSphere platform in the regions to help simplify our customers’ cash management.

•

Successful cross-border referrals within CMB increased by 12% compared with 2010, with a total transaction value in 2011 of more than US$20bn. A significant proportion of this increase came from mainland China as Chinese companies looked to expand internationally.

•

We maintained our position as a leading international bank for renminbi products with services offered in over 50 countries. Our geographical coverage of renminbi cross-border trade services is the widest of all foreign banks in mainland China. We continue to develop new products in the currency, including renminbi structured deposits, renminbi cashier orders and the renminbi business card in Hong Kong.

Strong partnership with GB&M

•

Our customers benefit significantly from our partnership with GB&M. By working with our colleagues in the GB&M product teams we are able to provide customers with financing solutions, including access to capital markets and risk management products, as they expand internationally. Revenues from sales of GB&M products to CMB customers, which are shared between the two global businesses, grew strongly in all regions, increasing by more than US$500m compared with 2010. This was primarily from foreign exchange activity but also interest rate management products, leveraged and acquisition finance and debt capital markets.

•

In collaboration with GB&M, we have successfully completed our first global US dollar/renminbi cross-currency swap. We are also able to benefit from our market leading status in offshore renminbi bonds.

•

We continued to work closely with the other global businesses. CMB referred 43% of the total net new money generated from internal referrals to GPB in 2011, and successful internal premier account referrals from CMB to RBWM increased by 27%.

Capture growth in international SMEs

•	At the end of 2011, we had over 3.4m customers worldwide in Business Banking, which represented 54% of CMB’s total deposits.

•	To optimise our Business Banking portfolio performance, we are reshaping our business portfolio based on the five filters and accelerating investment to enhance our international connectivity, notably in those markets such as Brazil, Mexico, mainland China, the US, Malaysia, Indonesia, Singapore and Turkey which we see as core to providing opportunities for growth.

•

We are repositioning Business Banking to focus on attracting and better serving the growing number of internationally aspirant SMEs. In the UK we invested in International Commercial Managers (‘ICM’s) who focus exclusively on international customers and we will continue to invest in ICMs in other markets in 2012.

•

Partnerships with leading international businesses are helping to position HSBC as the bank of choice for international SMEs. In the US, we signed a partnership agreement with the Export-Import Bank in the US and in the UAE we entered into partnerships with a number of Free Trade Zones to provide improved access to banking services for internationally-oriented SMEs.

•	We exceeded our 2011 lending intentions under Project Merlin in the UK, both in terms of total and SME facilities.

Drive efficiency gains through adopting a global operating model

•

During the second half of 2011 and continuing in 2012, we are rolling out a globally consistent business model across all CMB countries to realise cost efficiencies through greater standardisation of key processes and practices. This includes the deployment of streamlined cross-border account opening, trade processing and credit approval processes which will reduce the time it takes to bring new customers on board. We are also undertaking an organisational effectiveness review to align and standardise our business structures across countries, which will result in a reduction in staff numbers and will allow us to redeploy resources towards our key growth markets.

•

We continued to develop our direct banking solutions to enhance accessibility and service for our customers. HSBCnet, our internet banking platform, now has over 400,000 users with access from more than 200 countries worldwide. Following a successful pilot in the first half of 2011, HSBCnet Mobile was launched in more than 60 countries. In addition, over 200,000 customers have downloaded our iApp, which is now live in five countries.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global Banking and Markets

GB&M is a global business which provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	7,263	7,343	8,618
Net fee income	3,227	3,664	3,463
Net trading income[56]	5,204	5,830	6,867
Other income	1,363	2,075	1,990

Net operating income[52]	17,057	18,912	20,938

Impairment charges[53]	(984)	(990)	(3,168)

Net operating income	16,073	17,922	17,770

Total operating expenses	(9,722)	(9,228)	(7,853)

Operating profit	6,351	8,694	9,917

Income from associates[54]	698	521	345

Profit before tax	7,049	9,215	10,262

RoRWA[55]	1.8%	2.5%	2.6%

Resilient financial performance

despite eurozone uncertainty

Strong growth in Latin America

and Rest of Asia-Pacific

Bookrunner in six of the 10

largest IPOs in Hong Kong in 2011

Strategic direction

GB&M continues to pursue its well established ‘emerging markets-led and financing-focused’ strategy, with the objective of being a leading global wholesale bank. This strategy has evolved to include a greater emphasis on connectivity, leveraging the Group’s extensive distribution network.

We focus on four strategic imperatives:

•	reinforce client coverage and client-led solutions for major government, corporate and institutional clients;

•	continue to selectively invest in the business to support the delivery of an integrated suite of products and services;

•	enhance collaboration with other global businesses, particularly CMB, to deliver incremental revenues; and

•	focus on business re-engineering to optimise operational efficiency and reduce costs.

Review of performance

•

GB&M reported profit before tax of US$7.0bn, 24% lower than in 2010 as eurozone debt concerns continued to dominate European market sentiment. On an underlying basis, profit before tax declined by 23% as a result of lower revenues in Credit, Rates and Balance Sheet Management. Notwithstanding the difficult trading conditions, revenue grew strongly in over half of our lines of business, including Global Banking, Foreign Exchange and Equities, and particularly in the faster-growing regions of Rest of Asia-Pacific and Latin America.

•

Overall, revenue fell by 10%. This was primarily due to significantly lower trading revenues in Credit and Rates, notably in Europe, despite higher gains on structured liabilities from widening credit spreads, as turmoil in eurozone sovereign debt markets escalated, particularly in the second half of 2011, resulting in trading losses as increased risk aversion and limited client activity led to a significant widening of spreads on certain eurozone sovereign and corporate bonds. Balance Sheet Management reported lower revenues and revenues from our legacy credit portfolio also declined (see page 23).

•

Loan impairment charges and other credit risk provisions of US$984m in 2011 were broadly in line with 2010. Loan impairment charges declined by US$62m as specific impairments taken in 2010 following the restructuring of exposures of a small number of large clients in the Middle East and North Africa did not recur. Credit risk provisions on the available-for-sale portfolio were slightly higher than in 2010. A US$145m charge in respect of available-for-sale Greek sovereign debt was offset in part by a reduction in credit risk provisions on ABSs within our legacy credit portfolio from US$444m reported in 2010 to US$409m, as losses arising in underlying collateral pools generated lower impairment charges on ABSs.

•

Operating expenses increased by 4%, reflecting a rise in costs incurred in strengthening our compliance resources, predominantly in the US; targeted investment, including selective recruitment of senior hires and development of our trading and sales platforms; and restructuring in the form of various organisational efficiency initiatives. Performance-related awards were substantially lower than in 2010, reflecting the decline in net operating

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Management view of total operating income

	2011 US$m	2010 US$m	2009 US$m

Global Markets[57]	8,098	9,173	10,364
Credit	335	1,649	2,330
Rates	1,341	2,052	2,648
Foreign Exchange	3,272	2,752	2,979
Equities	961	755	641
Securities Services	1,673	1,511	1,420
Asset and Structured Finance	516	454	346

Global Banking	5,401	4,621	4,630
Financing and Equity Capital Markets	3,233	2,852	3,070
Payments and Cash Management[58]	1,534	1,133	1,053
Other transaction services[59]	634	636	507

Balance Sheet Management[60]	3,488	4,102	5,390
Principal Investments	209	319	42

Other[61]	(139)	697	512

Total operating income	17,057	18,912	20,938

Comparative information has been adjusted to reflect the current management view.

For footnotes, see page 95.

income, although this was mostly offset by higher amortisation charges for previous years’ performance shares and accelerated expense recognition of current year deferred bonus awards. Cost growth was partly offset by a credit of US$111m in 2011 arising from a change in the inflation measure used to calculate the defined benefit obligation for deferred pensions in the UK, together with the non-recurrence of payroll and bonus taxes in the UK and France in 2010.

•

Global Markets delivered full year revenues of US$8.1bn in a very challenging trading environment. As noted above, the decline was driven by significantly lower Credit and Rates trading revenues in Europe. A sharp reduction in revenues from our legacy credit portfolio, which decreased from US$848m reported in 2010 to US$165m in 2011, also contributed to the decline in Credit. This reflected a non-recurrence of the price appreciation in 2010 and lower holdings as a result of maturities and disposals aimed at reducing capital consumption, together with a reduction in effective yields and lower income from management services generated from the securities investment conduits. This was partly offset by resilient Rates trading revenues in Hong Kong, North America and Latin America as client flows increased, coupled with higher primary market revenues in the Rates business in most regions as we increased our market share of global bond issuances. Fair value gains on structured liabilities also increased, mainly in Rates, as credit spreads widened more significantly than in 2010, resulting in a gain of US$458m compared with a reported gain of US$23m in 2010.

•

Other parts of Global Markets performed strongly. In our Equities business, revenues rose as investment in platforms improved our competitive positioning and helped capture increased client flows, notably in the first half of the year in Europe and Hong Kong. Foreign Exchange also delivered a strong performance in the year, driven by increased client activity in Hong Kong, Rest of Asia-Pacific, North America and Latin America. Market volatility during 2011, caused by geopolitical tensions, ongoing eurozone concerns and interventions by central banks, resulted in an improved trading environment for Foreign Exchange compared with 2010. In addition, increased client demand and a rally in precious metal prices led to significant revenue growth in our metals business, also reported within Foreign Exchange. Securities Services revenues increased as interest income benefited from higher spreads in Rest of Asia-Pacific and Latin America. Fee income also rose, reflecting higher transaction volumes along with a rise in average assets under custody and administration.

•

Global Banking delivered a strong performance as we continued to focus on key client relationships. Higher revenues in Financing and Equity Capital Markets reflected a rise in average corporate lending balances, continued new business origination in project and export finance and lower losses on portfolio hedges compared with 2010. Revenues in the advisory business within Financing and Equity Capital Markets also increased, notably in Europe, driven by success in cross-border transactions. Payments and Cash Management revenue rose by 32%, despite the prolonged low interest rate environment in many developed markets, as robust growth in liability balances led to higher net interest income. The Rest of Asia-Pacific region performed particularly strongly, reflecting a combination of strong sales activity and interest rate rises in some Asian markets, notably in mainland China.

•

Revenues in Balance Sheet Management declined, driven by the maturity of higher yielding positions, limited opportunities for reinvestment in the prevailing low interest rate environment, and flattening yield curves.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•

On a reported basis, the decline in Other reflected the non-recurrence of gains resulting from the sale of Eversholt Rail Group and HSBC Private Equity (Asia) Ltd in 2010. On an underlying basis, the reduction was driven by higher allocated funding costs, mainly in Europe, reflecting debt issuances during the year.

•	Principal Investments reported lower revenues as the deterioration in market confidence resulted in fewer disposal opportunities and lower gains on sale.

Strategic imperatives

Reinforce client coverage and client-led solutions

•

Investment in selective recruitment across our client coverage groups is key to delivering our strategy. Since June 2011, we have announced a number of key appointments to lead our global coverage teams and relocated a Co-Head of Global Banking to Asia to maintain our focus on growth markets.

•

We also established the Corporate Treasury Solutions Group, which brought together our fixed income, currency, commodities, debt financing and risk management capabilities in Europe, Middle East and North Africa. This enabled our client-facing teams to provide integrated, cross-product solutions to our corporate clients.

•

We continued to leverage our unique geographical franchise and global connectivity through our multinational proposition. Cross-border desks established in 2010 in Rest of Asia-Pacific, Latin America and the Middle East and North Africa to capitalise on growing international trade flows in ‘South-South’ trade corridors generated strong growth in revenues from these markets in 2011.

Enhance core product strengths and selectively develop new capabilities

•

We continued to invest in e-commerce platforms to enhance our product offerings in foreign exchange. The first phase of our new e-FX platform is complete and it is live internally in Hong Kong, Dubai, London, Toronto and New York. Get Rate, which provides customers with live dealable exchange rates, is now available in 11 countries through various channels. These developments have contributed to a 43% increase in electronic volumes and a 16% rise in foreign exchange revenues in 2011.

•

Prime Services, which offers a fully integrated set of services including custody, financing solutions and reporting to alternative fund managers, is now live in Europe and Asia and a significant number of hedge fund managers are in the process of on-boarding.

•

We also upgraded our equity execution and research platforms in 2011 in response to client demand, focusing on selected European countries and faster growing markets where we have a natural advantage. Our Equity Capital Markets team achieved Top 10 league table positions in six out of nine target countries, as well as significant market share improvement in Asia and other key locations. We also strengthened our Equity Research team which, together with targeted client interaction, enabled us to move into the top 10 of equity research houses for the first time.

Collaborate with other global businesses to deliver incremental revenues

•

In order to further enhance our collaboration with CMB, we appointed heads of Coverage and Distribution to coordinate the specialist CMB sales teams and dedicated execution desks within GB&M. Revenues from the sale of GB&M products to CMB customers, which are shared between the two global businesses, grew by more than US$500m, primarily from foreign exchange and interest rate management products. In addition, we secured lead roles in a number of event deals with CMB clients in 2011, utilising our expertise in equity and debt capital markets, leveraged and acquisition finance and advisory.

•

We extended the Wealth Solutions Group model from Europe, Middle East and North Africa into Asia and the US to increase the sales of GB&M’s wealth-related products, including foreign exchange, structured products and securities execution, through RBWM channels. We also developed new products aligned to customer needs, including Protected World Selection funds and mortgage protection products in the UK, which have led to growth in revenues from our RBWM distribution network.

Strategic re-engineering to deliver sustainable cost savings

•

We continued to reshape our business with the aim of lowering the future cost base of our operations. We undertook an organisational effectiveness review, which resulted in a reduction in staff numbers as we aligned our client coverage model and implemented productivity measures.

•

We focused on generating efficiency gains from the better use of technology and continued to rationalise and standardise our operational and trading platforms across asset classes and markets. This will enable ongoing investment in people and infrastructure to support our strategic priorities while minimising cost growth.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global Private Banking

GPB serves high net worth individuals and families with complex and international needs.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	1,439	1,345	1,474
Net fee income	1,382	1,299	1,236
Other income	471	449	402

Net operating income[52]	3,292	3,093	3,112

Impairment (charges)/ recoveries[53]	(86)	12	(128)

Net operating income	3,206	3,105	2,984

Total operating expenses	(2,266)	(2,035)	(1,884)

Operating profit	940	1,070	1,100

Income from associates[54]	4	(16)	8

Profit before tax	944	1,054	1,108

RoRWA[55]	3.9%	4.1%	4.0%

Net new money inflows of

US$13bn

2010: US$13bn; 2009: US$(7)bn

Continued investment in front-line

capabilities in line with strategy

Best Private Banking in Asia

(Euromoney 2011 Private Banking Survey)

Strategic direction

GPB works with high net worth clients to manage and preserve their wealth while connecting them to global opportunities. We focus on four strategic imperatives:

•	further expand our business in domestic and faster-growing markets and deliver emerging markets products to clients in developed markets;

•	continue to leverage our intra-Group connectivity with CMB, GB&M and RBWM to deliver the full suite of HSBC products and services to clients;

•	increase our managed assets, and build on our expertise in alternative investments, foreign exchange and trust and estate planning; and

•	continue to invest in front-office client systems with strong data security, while maintaining a focus on risk management and cost control.

Review of performance

•	Reported profit before tax of US$944m was 10% lower than in 2010 and 11% lower on an underlying basis, as revenue growth was offset by higher operating expenses and increased loan impairment charges.

•

Revenue increased by 5%, primarily driven by growth in Europe and, to a lesser extent, in Rest of Asia-Pacific. Net interest income increased due to higher average lending resulting from continued client demand and, particularly in the UK, improved asset spreads. Net fee income benefited from a significant increase in transaction volumes related to higher market volatility and net new money inflows of US$13bn in part driven by the recruitment of additional front line staff particularly in faster-growing markets.

•

Loan impairment charges and other credit risk provisions increased as a result of an impairment recorded in respect of available-for-sale Greek sovereign debt securities. Loan impairment charges also increased in Europe against a small number of individual customers.

•

The increase in operating expenses was mainly driven by the appreciation of the Swiss franc, which accounts for a significant proportion of our cost base, (see footnote 62). In addition we incurred higher regulatory compliance costs. We also recruited front office staff to cover faster-growing markets which resulted in higher staff costs, coupled with restructuring costs to drive operational efficiencies.

Client assets
	2011 US$bn	2010 US$bn

At 1 January	390	367
Net new money	13	13
Value change	(20)	13
Exchange and other	(6)	(3)

At 31 December	377	390

•

Client assets (see footnote 63), which include funds under management and cash deposits, declined as net new money inflows were offset by adverse movements in financial markets and negative movements in foreign exchange, primarily in the second half of the year.

•

‘Total client assets’, the equivalent to many industry definitions of assets under management which include some non-financial assets held in client trusts, decreased marginally to US$496bn at 31 December 2011.

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Strategic imperatives

Expand in faster-growing markets

•

Progress was made in implementing key strategic initiatives, including developing the faster-growing markets business through investment in front line staff and systems. The majority of net new money in 2011 has originated from faster-growing markets.

Grow annuity revenue

•	Product capabilities were enhanced with the launch of renminbi-based products and further development of our alternative investment offerings and trust and estate planning products.

Leverage intra-Group strengths

•	Intra-Group referrals contributed net new money of US$6.3bn or 49% of total net new money.

•	Referrals from GB&M for institutional private clients grew significantly, and benefited from the continued success of the Family Office advisory scheme.

Invest in platform while controlling costs

•

The global roll-out of the front-office systems programme continued in order to improve operational efficiency and client service, and information security standards were enhanced. Progress was made in rationalising the business, through the use of the five filters analysis, with the closure of operations in Russia and sale of our operations in Japan. A restructuring exercise is also underway in line with our targets to improve operational effectiveness, reflected in a 4% reduction in staff numbers in the second half of 2011.

Other

‘Other’ contains the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support and functional costs with associated recoveries, HSBC’s holding company and financing operations.

	2011 US$m	2010 US$m	2009 US$m

Net interest expense	(911)	(998)	(1,035)
Net trading income/ (expense)	(355)	(311)	279
Change in credit spread on long-term debt	4,161	(258)	(6,247)
Other changes in fair value	78	42	(196)
Net income/(expense) from financial instruments designated at fair value	4,239	(216)	(6,443)
Other income	6,172	6,185	5,176

Net operating income/ (expense)[52]	9,145	4,660	(2,023)
Impairment (charges)/ recoveries[53]	–	3	(8)

Net operating income/ (expense)	9,145	4,663	(2,031)
Total operating expenses	(7,492)	(5,918)	(4,715)

Operating profit/(loss)	1,653	(1,255)	(6,746)
Income from associates[54]	9	94	26

Profit/(loss) before tax	1,662	(1,161)	(6,720)

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Notes

•

Reported profit before tax of US$1.7bn compared with a loss before tax of US$1.2bn in 2010. This included favourable movements of US$3.9bn on the fair value of HSBC’s own debt attributable to a widening in credit spreads compared with adverse fair value movements of US$63m in 2010. In addition, reported profits included a gain of US$62m on the reclassification of Bao Viet as an associate in 2010 and accounting gains of US$188m and US$181m in 2010 and 2011, respectively, arising from the dilution of our shareholding in Ping An following its issue of share capital to third parties. We also reported a re-measurement loss of US$48m relating to Ping An’s acquisition of its associate, Shenzhen Development Bank and a dilution gain of US$27m as a result of the reduction in our holding in HSBC Saudi Arabia Limited following its merger with SABB Securities Limited in 2011. On an underlying basis, the loss before tax increased by US$1.1bn to US$2.4bn. This was primarily driven by the UK bank levy, restructuring provisions and the non-recurrence of gains from the sale and leaseback of buildings in 2010. For a description of the main items reported under ‘Other’, see footnote 61.

•

Net trading expense rose, driven by adverse fair value movements on derivatives relating to certain provident funds in Hong Kong as long-term investment returns fell. This was partly offset by lower adverse fair value movements on non-qualifying hedges of US$276m in 2011 compared with adverse fair value movements of US$304m in 2010. These mainly related to cross-currency swaps used to economically hedge fixed rate long-term debt issued by HSBC Holdings.

•

Net income from financial instruments designated at fair value of US$304m in 2011 compared with net expense from financial instruments designated at fair value in 2010 as favourable fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued by HSBC Holdings and our European and North American subsidiaries compared with adverse fair value movements in 2010.

•

Other operating income increased as a result of higher intra-group recharges in line with the increase in costs from centralised operational and migrated activities described below. This was partly offset by the non-recurrence of gains of US$250m recognised from the sale and leaseback of our Paris and New York headquarters in 2010.

•

Operating expenses increased by 26% to US$7.5bn. Costs in 2011 included a charge of US$570m in relation to the UK bank levy and a charge of US$217m, primarily relating to impairment of intangibles and staff related costs, to restructure our regional and country support functions in Latin America as measures were taken to streamline processes and lower the future cost base of our operations. A rise in centralised operational and migrated activities, in line with our Global Resourcing model, also contributed to higher costs in the period. These costs are recorded in ‘Other’ and charged to global businesses through a recharge mechanism with income reported as ‘Other operating income’.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying profit/(loss) before tax

Retail Banking and Wealth Management

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	24,166	–	424	24,590	24,101	–	24,101	(0)	(2)
Net fee income	8,397	(2)	154	8,549	8,226	–	8,226	(2)	(4)
Other income[15]	1,048	(3)	36	1,081	1,206	(83)	1,123	15	4

Net operating income[16]	33,611	(5)	614	34,220	33,533	(83)	33,450	(0)	(2)
Loan impairment charges and other credit risk provisions	(11,259)	–	(113)	(11,372)	(9,319)	–	(9,319)	17	18

Net operating income	22,352	(5)	501	22,848	24,214	(83)	24,131	8	6
Operating expenses	(19,539)	2	(421)	(19,958)	(21,202)	–	(21,202)	(9)	(6)

Operating profit	2,813	(3)	80	2,890	3,012	(83)	2,929	7	1
Income from associates	1,026	–	46	1,072	1,258	–	1,258	23	17

Profit before tax	3,839	(3)	126	3,962	4,270	(83)	4,187	11	6

2010 compared with 200917

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[18] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	25,099	–	418	25,517	24,166	(8)	24,158	(4)	(5)
Net fee income	9,138	(8)	123	9,253	8,397	(1)	8,396	(8)	(9)
Other income[15]	2,060	–	98	2,158	1,048	(5)	1,043	(49)	(52)

Net operating income[1][6]	36,297	(8)	639	36,928	33,611	(14)	33,597	(7)	(9)
Loan impairment charges and other credit risk provisions	(19,902)	–	(271)	(20,173)	(11,259)	–	(11,259)	43	44

Net operating income	16,395	(8)	368	16,755	22,352	(14)	22,338	36	33
Operating expenses	(18,976)	6	(442)	(19,412)	(19,539)	4	(19,535)	(3)	(1)

Operating profit/(loss)	(2,581)	(2)	(74)	(2,657)	2,813	(10)	2,803
Income from associates	735	–	7	742	1,026	–	1,026	40	38

Profit/(loss) before tax	(1,846)	(2)	(67)	(1,915)	3,839	(10)	3,829

For footnotes, see page 95.

56a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Commercial Banking

2011 compared with 2010

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	8,487	(1)	194	8,680	9,931	–	9,931	17	14
Net fee income	3,964	(37)	99	4,026	4,291	–	4,291	8	7
Other income[15]	1,383	(119)	19	1,283	1,389	–	1,389	1	8

Net operating income[16]	13,834	(157)	312	13,989	15,611	–	15,611	13	12

Loan impairment charges and other credit risk provisions	(1,805)	–	(49)	(1,854)	(1,738)	–	(1,738)	4	6

Net operating income	12,029	(157)	263	12,135	13,873	–	13,873	15	14
Operating expenses	(6,831)	38	(165)	(6,958)	(7,221)	–	(7,221)	(6)	(4)

Operating profit	5,198	(119)	98	5,177	6,652	–	6,652	28	29
Income from associates	892	–	28	920	1,295	–	1,295	45	41

Profit before tax	6,090	(119)	126	6,097	7,947	–	7,947	31	30

2010 compared with 2009
	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[18] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	7,883	(1)	193	8,075	8,487	(20)	8,467	8	5
Net fee income	3,702	(164)	51	3,589	3,964	(2)	3,962	7	10
Other income[15]	1,268	(283)	12	997	1,383	(124)	1,259	9	26

Net operating income[1][6]	12,853	(448)	256	12,661	13,834	(146)	13,688	8	8

Loan impairment charges and other credit risk provisions	(3,282)	–	(73)	(3,355)	(1,805)	–	(1,805)	45	46

Net operating income	9,571	(448)	183	9,306	12,029	(146)	11,883	26	28
Operating expenses	(5,963)	143	(122)	(5,942)	(6,831)	13	(6,818)	(15)	(15)

Operating profit	3,608	(305)	61	3,364	5,198	(133)	5,065	44	51
Income from associates	667	(1)	3	669	892	–	892	34	33

Profit before tax	4,275	(306)	64	4,033	6,090	(133)	5,957	42	48

For footnotes, see page 95.

56b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global Banking and Markets

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	7,343	49	176	7,568	7,263	–	7,263	(1)	(4)
Net fee income	3,664	(16)	82	3,730	3,227	–	3,227	(12)	(13)
Net trading income	5,830	243	179	6,252	5,204	–	5,204	(11)	(17)
Other income[15]	2,075	(718)	54	1,411	1,363	–	1,363	(34)	(3)

Net operating income[16]	18,912	(442)	491	18,961	17,057	–	17,057	(10)	(10)

Loan impairment charges and other credit risk provisions	(990)	–	(41)	(1,031)	(984)	–	(984)	1	5

Net operating income	17,922	(442)	450	17,930	16,073	–	16,073	(10)	(10)

Operating expenses	(9,228)	180	(266)	(9,314)	(9,722)	–	(9,722)	(5)	(4)

Operating profit	8,694	(262)	184	8,616	6,351	–	6,351	(27)	(26)

Income from associates	521	–	14	535	698	–	698	34	30

Profit before tax	9,215	(262)	198	9,151	7,049	–	7,049	(24)	(23)

2010 compared with 2009[1][7]

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	8,618	–	61	8,679	7,343	(3)	7,340	(15)	(15)
Net fee income	3,463	(38)	12	3,437	3,664	–	3,664	6	7
Net trading income	6,867	–	106	6,973	5,830	–	5,830	(15)	(16)
Other income[15]	1,990	–	–	1,990	2,075	(341)	1,734	4	(13)

Net operating income[1][6]	20,938	(38)	179	21,079	18,912	(344)	18,568	(10)	(12)

Loan impairment charges and other credit risk provisions	(3,168)	–	13	(3,155)	(990)	–	(990)	69	69

Net operating income	17,770	(38)	192	17,924	17,922	(344)	17,578	1	(2)

Operating expenses	(7,853)	51	(23)	(7,825)	(9,228)	2	(9,226)	(18)	(18)

Operating profit	9,917	13	169	10,099	8,694	(342)	8,352	(12)	(17)

Income from associates	345	–	1	346	521	–	521	51	51

Profit before tax	10,262	13	170	10,445	9,215	(342)	8,873	(10)	(15)

For footnotes, see page 95.

56c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Balance sheet data significant to Global Banking and Markets

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 31 December 2011
Trading assets[78]	180,790	38,637	19,167	938	69,568	14,370	323,470
Derivative assets[79]	272,756	25,203	23,056	1,275	86,619	4,825	413,734
Trading liabilities	157,934	8,282	3,781	757	70,288	5,014	246,056
Derivative liabilities[79]	274,803	25,186	23,877	1,245	86,697	4,469	416,277

At 31 December 2010
Trading assets[78]	232,918	32,023	18,256	958	87,120	6,459	377,734
Derivative assets[79]	199,654	21,644	17,135	832	65,153	3,955	308,373
Trading liabilities	178,861	8,650	3,846	122	91,980	2,702	286,161
Derivative liabilities[79]	199,751	22,622	17,121	845	66,323	3,913	310,575

At 31 December 2009
Trading assets[78]	294,951	25,742	15,960	511	67,466	6,283	410,913
Derivative assets[79]	190,900	16,937	15,660	668	61,192	2,820	288,177
Trading liabilities	169,814	10,720	3,040	13	69,302	2,875	255,764
Derivative liabilities[79]	191,480	16,619	15,500	651	60,178	3,270	287,698
For footnotes, see page 95.

56d

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Global Private Banking

2011 compared with 2010

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	1,345	–	13	1,358	1,439	–	1,439	7	6
Net fee income	1,299	–	15	1,314	1,382	–	1,382	6	5
Other income[15]	449	–	2	451	471	–	471	5	4

Net operating income[16]	3,093	–	30	3,123	3,292	–	3,292	6	5
Loan impairment (charges)/recoveries and other credit risk provisions	12	–	(1)	11	(86)	–	(86)

Net operating income	3,105	–	29	3,134	3,206	–	3,206	3	2
Operating expenses	(2,035)	–	(23)	(2,058)	(2,266)	–	(2,266)	(11)	(10)

Operating profit	1,070	–	6	1,076	940	–	940	(12)	(13)
Income from associates	(16)	–	–	(16)	4	–	4

Profit before tax	1,054	–	6	1,060	944	–	944	(10)	(11)

2010 compared with 2009

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	1,474	–	(2)	1,472	1,345	–	1,345	(9)	(9)
Net fee income	1,236	–	(1)	1,235	1,299	–	1,299	5	5
Other income[15]	402	–	–	402	449	1	450	12	12

Net operating income[1][6]	3,112	–	(3)	3,109	3,093	1	3,094	(1)	–
Loan impairment (charges)/recoveries and other credit risk provisions	(128)	–	1	(127)	12	–	12

Net operating income	2,984	–	(2)	2,982	3,105	1	3,106	4	4
Operating expenses	(1,884)	–	3	(1,881)	(2,035)	–	(2,035)	(8)	(8)

Operating profit	1,100	–	1	1,101	1,070	1	1,071	(3)	(3)
Income from associates	8	–	–	8	(16)	–	(16)

Profit before tax	1,108	–	1	1,109	1,054	1	1,055	(5)	(5)

For footnotes, see page 95.

56e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Other

2011 compared with 2010

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest expense	(998)	–	(41)	(1,039)	(911)	–	(911)	9	12
Net fee income	31	–	(1)	30	34	–	34	10	13
Changes in fair value[14]	(63)	63	–	–	3,933	(3,933)	–
Other income[15]	5,690	(250)	65	5,505	6,089	(208)	5,881	7	7

Net operating income[16]	4,660	(187)	23	4,496	9,145	(4,141)	5,004	96	11
Loan impairment recoveries and other credit risk provisions	3	–	(2)	1	–	–	–

Net operating income	4,663	(187)	21	4,497	9,145	(4,141)	5,004	96	11
Operating expenses	(5,918)	–	(24)	(5,942)	(7,492)	–	(7,492)	(27)	(26)

Operating profit/(loss)	(1,255)	(187)	(3)	(1,445)	1,653	(4,141)	(2,488)	232	(72)
Income from associates	94	–	6	100	9	48	57	(90)	(43)

Profit/(loss) before tax	(1,161)	(187)	3	(1,345)	1,662	(4,093)	(2,431)	243	(81)

2010 compared with 2009

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest expense	(1,035)	–	21	(1,014)	(998)	–	(998)	4	2
Net fee income	125	–	(3)	122	31	–	31	(75)	(75)
Changes in fair value[14]	(6,533)	6,533	–	–	(63)	63	–	99	–
Other income[15]	5,420	–	29	5,449	5,690	(250)	5,440	5	–

Net operating income/ (expense)[1][6]	(2,023)	6,533	47	4,557	4,660	(187)	4,473		(2)
Loan impairment (charges)/recoveries and other credit risk provisions	(8)	–	–	(8)	3	–	3

Net operating income/ (expense)	(2,031)	6,533	47	4,549	4,663	(187)	4,476		(2)
Operating expenses	(4,715)	–	(50)	(4,765)	(5,918)	–	(5,918)	(26)	(24)

Operating loss	(6,746)	6,533	(3)	(216)	(1,255)	(187)	(1,442)	81	(568)
Income from associates	26	–	–	26	94	–	94	262	262

Loss before tax	(6,720)	6,533	(3)	(190)	(1,161)	(187)	(1,348)	83	(609)

For footnotes, see page 95.

56f

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[48] US$m	Inter- segment elimination[64] US$m	Total US$m

Profit before tax

Net interest income/(expense)	24,101	9,931	7,263	1,439	(911)	(1,161)	40,662

Net fee income	8,226	4,291	3,227	1,382	34	–	17,160

Trading income/(expense) excluding net interest income	(562)	565	3,306	415	(441)	–	3,283
Net interest income on trading activities	43	19	1,898	16	86	1,161	3,223

Net trading income/(expense)[5][6]	(519)	584	5,204	431	(355)	1,161	6,506

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	4,161	–	4,161
Net income/(expenses) from other financial instruments designated at fair value	(761)	33	(72)	–	78	–	(722)

Net income/(expense) from financial instruments designated at fair value	(761)	33	(72)	–	4,239	–	3,439
Gains less losses from financial investments	124	20	761	3	(1)	–	907
Dividend income	27	15	75	7	25	–	149
Net earned insurance premiums	10,882	1,956	47	–	(13)	–	12,872
Other operating income	907	483	577	30	6,127	(6,358)	1,766

Total operating income	42,987	17,313	17,082	3,292	9,145	(6,358)	83,461

Net insurance claims[6][5]	(9,454)	(1,702)	(25)	–	–	–	(11,181)

Net operating income[52]	33,533	15,611	17,057	3,292	9,145	(6,358)	72,280
Loan impairment charges and other credit risk provisions	(9,319)	(1,738)	(984)	(86)	–	–	(12,127)

Net operating income	24,214	13,873	16,073	3,206	9,145	(6,358)	60,153

Employee expenses[6][6]	(6,538)	(2,184)	(4,196)	(1,351)	(6,897)	–	(21,166)
Other operating expenses	(14,664)	(5,037)	(5,526)	(915)	(595)	6,358	(20,379)

Total operating expenses	(21,202)	(7,221)	(9,722)	(2,266)	(7,492)	6,358	(41,545)

Operating profit	3,012	6,652	6,351	940	1,653	–	18,608

Share of profit in associates and joint ventures	1,258	1,295	698	4	9	–	3,264

Profit before tax	4,270	7,947	7,049	944	1,662	–	21,872
	%	%	%	%	%		%

Share of HSBC’s profit before tax	19.6	36.3	32.2	4.3	7.6		100.0
Cost efficiency ratio	63.2	46.3	57.0	68.8	81.9		57.5

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	357,907	262,039	276,463	41,856	2,164		940,429
Total assets	540,548	334,966	1,877,627	119,839	180,126	(497,527)	2,555,579
Customer accounts	529,017	306,174	306,454	111,814	466		1,253,925

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data (continued)

	2010
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other[48] US$m	Inter- segment elimination[6][4] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	24,166	8,487	7,343	1,345	(998)	(902)	39,441
Net fee income	8,397	3,964	3,664	1,299	31	–	17,355

Trading income/(expense) excluding net interest income	(106)	427	4,326	391	(358)	–	4,680
Net interest income on trading activities	28	28	1,504	21	47	902	2,530

Net trading income/(expense)[56]	(78)	455	5,830	412	(311)	902	7,210
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(258)	–	(258)
Net income from other financial instruments designated at fair value	1,210	190	36	–	42	–	1,478
Net income/(expense) from financial instruments designated at fair value	1,210	190	36	–	(216)	–	1,220
Gains less losses from financial investments	(24)	(1)	863	(6)	136	–	968
Dividend income	27	12	48	5	20	–	112
Net earned insurance premiums	9,737	1,379	41	–	(11)	–	11,146
Other operating income	684	585	1,113	38	6,005	(5,863)	2,562

Total operating income	44,119	15,071	18,938	3,093	4,656	(5,863)	80,014

Net insurance claims[6][5]	(10,508)	(1,237)	(26)	–	4	–	(11,767)

Net operating income[52]	33,611	13,834	18,912	3,093	4,660	(5,863)	68,247
Loan impairment (charges)/ recoveries and other credit risk provisions	(11,259)	(1,805)	(990)	12	3	–	(14,039)

Net operating income	22,352	12,029	17,922	3,105	4,663	(5,863)	54,208

Employee expenses[6][6]	(5,770)	(2,153)	(4,353)	(1,237)	(6,323)	–	(19,836)
Other operating expenses	(13,769)	(4,678)	(4,875)	(798)	405	5,863	(17,852)

Total operating expenses	(19,539)	(6,831)	(9,228)	(2,035)	(5,918)	5,863	(37,688)

Operating profit/(loss)	2,813	5,198	8,694	1,070	(1,255)	–	16,520
Share of profit/(loss) in associates and joint ventures	1,026	892	521	(16)	94	–	2,517

Profit/(loss) before tax	3,839	6,090	9,215	1,054	(1,161)	–	19,037

	%	%	%	%	%		%

Share of HSBC’s profit before tax	20.2	32.0	48.4	5.5	(6.1)		100.0
Cost efficiency ratio	58.1	49.4	48.8	65.8	127.0		55.2

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	390,963	239,286	284,497	40,665	2,955		958,366
Total assets	530,970	296,797	1,755,043	116,846	161,458	(406,425)	2,454,689
Customer accounts	525,221	286,007	308,416	107,130	951		1,227,725

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other[48] US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	25,099	7,883	8,618	1,474	(1,035)	(1,309)	40,730

Net fee income	9,138	3,702	3,463	1,236	125	–	17,664

Trading income excluding net interest income	645	332	4,693	322	244	–	6,236
Net interest income on trading activities	65	22	2,174	22	35	1,309	3,627

Net trading income[56]	710	354	6,867	344	279	1,309	9,863

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(6,247)	–	(6,247)
Net income/(expense) from other financial instruments designated at fair value	2,339	100	473	–	(196)	–	2,716

Net income/(expense) from financial instruments designated at fair value	2,339	100	473	–	(6,443)	–	(3,531)
Gains less losses from financial investments	181	23	308	5	3	–	520
Dividend income	29	8	72	5	12	–	126
Net earned insurance premiums	9,534	886	54	–	(3)	–	10,471
Other operating income	838	739	1,117	48	5,042	(4,996)	2,788

Total operating income/(expense)	47,868	13,695	20,972	3,112	(2,020)	(4,996)	78,631

Net insurance claims[65]	(11,571)	(842)	(34)	–	(3)	–	(12,450)

Net operating income/(expense)[52]	36,297	12,853	20,938	3,112	(2,023)	(4,996)	66,181

Loan impairment charges and other credit risk provisions	(19,902)	(3,282)	(3,168)	(128)	(8)	–	(26,488)

Net operating income/(expense)	16,395	9,571	17,770	2,984	(2,031)	(4,996)	39,693

Employee expenses[66]	(6,450)	(2,072)	(3,954)	(1,198)	(4,790)	–	(18,464)
Other operating expenses	(12,526)	(3,891)	(3,899)	(686)	75	4,996	(15,931)

Total operating expenses	(18,976)	(5,963)	(7,853)	(1,884)	(4,715)	4,996	(34,395)

Operating profit/(loss)	(2,581)	3,608	9,917	1,100	(6,746)	–	5,298

Share of profit in associates and joint ventures	735	667	345	8	26	–	1,781

Profit/(loss) before tax	(1,846)	4,275	10,262	1,108	(6,720)	–	7,079

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(26.1)	60.4	145.0	15.6	(94.9)		100.0
Cost efficiency ratio	52.3	46.4	37.5	60.5	(233.1)		52.0

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	399,468	199,674	256,948	37,031	3,110	—	896,231
Total assets	556,827	251,143	1,680,919	116,148	150,983	(391,568)	2,364,452
Customer accounts	499,124	267,388	284,712	106,533	1,277	—	1,159,034

For footnotes, see page 95.

58a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Geographical regions

Summary

Additional information on results in 2011 may be found in the ‘Financial Summary’ on pages 16 to 42.

In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$3,421m (2010: US$3,125m; 2009: US$2,756m).

Profit/(loss) before tax

	2011		2010		2009
	US$m	%	US$m	%	US$m	%

Europe	4,671	21.3	4,302	22.6	4,009	56.7
Hong Kong	5,823	26.6	5,692	29.9	5,029	71.0
Rest of Asia-Pacific	7,471	34.2	5,902	31.0	4,200	59.3
Middle East and North Africa	1,492	6.8	892	4.7	455	6.4
North America	100	0.5	454	2.4	(7,738)	(109.3)
Latin America	2,315	10.6	1,795	9.4	1,124	15.9
	21,872	100.0	19,037	100.0	7,079	100.0

Total assets49

	At 31 December
	2011		2010
	US$m	%	US$m	%

Europe	1,281,945	50.3	1,249,527	50.9
Hong Kong	473,024	18.5	429,565	17.5
Rest of Asia-Pacific	317,816	12.4	278,062	11.3
Middle East and North Africa	57,464	2.2	52,757	2.1
North America	504,302	19.7	492,487	20.1
Latin America	144,889	5.7	139,938	5.7
Intra-HSBC items	(223,861)	(8.8)	(187,647)	(7.6)
	2,555,579	100.0	2,454,689	100.0

Risk-weighted assets67

	At 31 December
	2011		2010
	US$bn	%	US$bn	%

Total	1,209.5		1,103.1
Europe	340.2	27.8	301.6	27.2
Hong Kong	105.7	8.6	106.9	9.7
Rest of Asia-Pacific	279.3	22.8	217.5	19.6
Middle East and North Africa	58.9	4.8	54.1	4.9
North America	337.3	27.6	330.7	29.9
Latin America	102.3	8.4	95.9	8.7

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Europe

Our principal banking subsidiaries in Europe are HSBC Bank plc in the UK, HSBC France S.A., HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A. and HSBC Trinkaus & Burkhardt AG. Through these subsidiaries we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	2011	2010	2009
	US$m	US$m	US$m
Net interest income	11,001	11,250	12,268
Net fee income	6,236	6,371	6,267
Net trading income	2,161	2,863	5,459
Other income/(expense)	4,848	2,266	(450)
Net operating income[52]	24,246	22,750	23,544
Impairment charges[53]	(2,512)	(3,020)	(5,568)
Net operating income	21,734	19,730	17,976
Total operating expenses	(17,069)	(15,445)	(13,988)
Operating profit	4,665	4,285	3,988
Income from associates[54]	6	17	21

Profit before tax	4,671	4,302	4,009
Cost efficiency ratio	70.4%	67.9%	59.4%
RoRWA[55]	1.5%	1.3%	1.2%
Year-end staff numbers	74,892	75,698	76,703

Credit and Rates

revenues within GB&M

adversely affected by

eurozone uncertainty

Best Debt House in Western Europe

(Euromoney Awards for Excellence 2011)

53%

reduction in RBWM

loan impairment charges

For footnotes, see page 95.

The commentary on Europe is on an underlying basis unless stated otherwise.

Economic background

After growing by 2.1% in 2010, UK gross domestic product (‘GDP’) growth eased to 0.9% in 2011. The unemployment rate rose to 8.4% in December 2011. Despite the weakness in the domestic economy, an increase in the rate of value added tax and rising oil prices early in the year pushed the annual rate of consumer price index (‘CPI’) inflation to 5.2% in September 2011 before moderating to 3.6% in December 2011. The Bank of England maintained the Bank Rate at 0.5% throughout the year and expanded the size of its Asset Purchase Programme by £75bn (US$120bn) to £275bn (US$440bn) in October 2011.

The eurozone economy grew by 1.5% in 2011, on the back of a recovery in global trade in the first half of 2011 and domestic fixed investment growth. Within the region, Germany saw the strongest recovery with GDP growing by 3%. The German unemployment rate, as measured by the International Labour Organisation, fell during the year, touching 5.5% in December but, for the eurozone as a whole, unemployment rose further to 10.4% in December. Concerns about sovereign debt sustainability persisted in 2011, leading to banking sector strains. The European Central Bank cut interest rates to 1% and introduced several new measures to ease strains in the banking sector including long-term refinancing operations of 36 months maturity and easing of commercial banks’ collateral requirements for use in these liquidity operations.

Review of performance

Our European operations reported a pre-tax profit of US$4.7bn, 9% higher than in 2010. These results included favourable fair value movements of US$2.9bn in 2011 due to the change in credit spreads on the Group’s own debt held at fair value, compared with adverse fair value movements of US$198m in 2010. In addition, 2010 included gains of US$107m and US$255m on the disposal of HSBC Insurance Brokers Limited and Eversholt Rail Group, respectively.

Underlying profit before tax, excluding these items, decreased by 61% as turmoil in eurozone sovereign debt markets dominated European market sentiment, resulting in markedly lower revenues in GB&M.

During the year, we began to reshape our business portfolio and announced the closure of our retail banking businesses in Poland and Russia, the exit of operations from Georgia and the disposal of our UK motor insurance business. In order to

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Total US$m
2011
UK	1,330	1,227	(265)	192	1,037	3,521
France[44]	69	192	(194)	16	18	101
Germany	36	69	203	28	16	352
Malta	31	72	21	–	–	124
Switzerland	–	(8)	–	225	–	217
Turkey	7	62	87	2	–	158
Other	(151)	73	225	94	(43)	198
	1,322	1,687	77	557	1,028	4,671
2010
UK	1,181	827	1,772	223	(1,605)	2,398
France[44]	138	135	376	18	26	693
Germany	36	32	231	30	4	333
Malta	37	56	17	–	–	110
Switzerland	–	(5)	–	265	–	260
Turkey	64	80	105	1	–	250
Other	(144)	80	202	103	17	258
	1,312	1,205	2,703	640	(1,558)	4,302
2009
UK	331	1,026	3,078	252	(2,561)	2,126
France[44]	67	102	881	3	(429)	624
Germany	34	21	221	32	(18)	290
Malta	33	58	9	–	–	100
Switzerland	–	–	5	448	(3)	450
Turkey	43	97	119	2	–	261
Other	(183)	(12)	219	117	17	158
	325	1,292	4,532	854	(2,994)	4,009

For footnotes, see page 95.

improve cost efficiency and organisational effectiveness, we took measures to streamline our processes with the aim of lowering the future cost base of our operations while maintaining high standards of service. As a result of these initiatives, total restructuring costs of US$404m were incurred across the region in 2011.

In RBWM, further progress was made in implementing our strategy of building long-term sustainable relationships with Premier customers. The Wealth Management business continued to develop with HSBC World Selection assets under management increasing by 21% during 2011 to £2.5bn (US$3.8bn) as a result of a strategic focus and continued marketing. The Global Investment Centre service was successfully launched in October 2011, enabling investors to hold and trade a wide range of third party and HSBC funds on-line.

We continued to support the UK housing market during 2011, achieving strong growth in mortgage balances driven by successful marketing campaigns. Our share of new lending increased to 10% in 2011, while maintaining a conservative loan to value ratio of 53% on new lending. To support our customers through the prevailing economic conditions, we committed to make available £350m (US$542m) to UK mortgage borrowers with deposits of 15% or less. In addition, an increase in the customer base of 5% contributed to a growth in our UK deposit balances of 4%.

In CMB, we made further progress on our strategy of becoming the leading international trade and business bank with a significant increase in the number of international customers, resulting in strong income growth from our trade-related business. We continue to strengthen our partnership with GB&M with a focus on driving product income growth, particularly in strategic financing and treasury risk management products. We also achieved strong growth in UK lending, reflecting our continued support to UK businesses during the difficult economic conditions. We exceeded our 2011 lending intentions under the Project Merlin agreement with the UK Government, both in terms of total and SME facilities.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

In Continental Europe, we experienced strong demand in term lending and significant growth in our deposit base in both RBWM and CMB, reflecting marketing and pricing initiatives. Our Trade and Supply Chain business performed strongly across the region, following the launch of our export initiative during 2011. In Europe we now have 18 countries with full renminbi functionality with the ability to settle trade transactions via either Shanghai or Hong Kong.

We won several awards in GB&M including ‘Best Debt House’ in Western Europe and the UK from Euromoney Awards for Excellence in 2011. We continued to invest in technology platforms including Equities and Prime Services and are therefore well positioned to capture medium-term opportunities in the region. We also continued to focus on cross-border initiatives to position ourselves to take advantage of trade flows. In Payments & Cash Management, enhanced network capabilities together with innovative liquidity, channel and payables solutions allowed us to win substantial business across the corporate and financial institution business segments.

In GPB, revenue growth was driven by increased client activity as we leveraged our global businesses’ strengths and connectivity. GPB continues to build on its expertise in alternative investments, emerging markets and foreign exchange.

The pace of regulatory reform is expected to gain momentum. This will include forthcoming legislation arising from the UK Independent Commission on Banking which is likely to require us to make significant changes to our corporate structure and business activities conducted through our UK banking subsidiary, HSBC Bank (see page 101).

Net interest income decreased by 6%, reflecting the decline in Balance Sheet Management revenues as higher-yielding positions matured and opportunities for reinvestment at similar yields were limited by the prevailing low interest rate environment. This was coupled with a fall in Credit and Lending net interest income as a result of lower balances, coupled with a decrease in effective yields and lower asset holdings in our legacy credit portfolio as a result of maturities and disposals aimed at reducing capital consumption. The above factors were partly offset by higher net interest income in CMB, driven by an increase in term lending balances in the UK and Continental Europe as a result of targeted campaigns during 2010 and 2011. Net interest income also benefited from strong mortgage balance growth in the UK along with strong deposit growth across the region, mainly driven by marketing campaigns, although offset in part by strong competition for deposits resulting in lower deposit spreads, notably in RBWM in the UK.

Net fee income declined by 4% as management services income generated from the securities investment conduits within our legacy credit portfolio was lower, along with higher intercompany fees payable on intra-group referrals. In addition, overdraft fees declined due to reduced customer appetite for debt in the current market conditions. This was partly offset by higher levels of client activity in GPB due to an increase in transaction volumes related to higher market volatility.

Net trading income decreased by 33%, due to significantly lower trading revenues in Credit and Rates as turmoil in eurozone sovereign debt markets escalated in the second half of 2011. Increased risk aversion and limited client activity led to a significant widening of spreads on certain eurozone sovereign and corporate bonds, resulting in losses in our Credit and Rates businesses. In addition, legacy credit revenues fell due to the non-recurrence of the price appreciation on legacy assets in 2010. Lower favourable foreign exchange movements were also reported on trading assets held as economic hedges of foreign currency debt designated at fair value. These offset lower adverse foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’.

Trading income included a favourable fair value movement of US$391m from structured liabilities, mainly in Rates, as credit spreads widened compared with adverse fair value movements of US$29m in 2010. In our Equities business, revenues rose as investment in platforms improved our competitive positioning and helped capture increased client flows. This was coupled with lower losses on portfolio hedges in Global Banking compared with the previous year.

Net expense from financial instruments designated at fair value was US$479m, reflecting net investment losses during 2011 on assets held by our insurance business to meet liabilities under insurance and investment contracts as equity markets fell, notably in the second half of 2011, compared with gains reported in 2010. To the extent that these losses were attributable to policyholders holding unit-linked insurance policies and insurance or investment contracts with DPF, there was a corresponding decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’. These losses were partly offset by

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

lower adverse foreign exchange movements on foreign currency debt designated at fair value, issued as part of our overall funding strategy, with an offset reported in ‘Net trading income’.

Gains less losses from financial investments were broadly in line with 2010. Net gains from the disposal of available-for-sale debt securities increased as part of normal portfolio management activities. These were offset by lower gains from the disposal of available-for-sale equity securities as a deterioration in market confidence resulted in fewer disposal opportunities and lower gains from the disposal of private equity investments. In addition, there were write-downs of our equity investments in real estate companies.

Net earned insurance premiums decreased by 3%, resulting from the non-renewal and transfer to third parties of certain contracts in our Irish business and the continued run-off and subsequent disposal of our motor insurance business in the UK. This was partly offset by an increase in premiums as we launched targeted sales campaigns, notably for investment contracts with DPF in France, and expanded distribution channels for unit-linked products in the UK.

Other operating income decreased by 15%, driven by the non-recurrence of a gain on the sale and leaseback of our Paris headquarters in 2010. In addition, there was a reduction in the PVIF asset from net experience and assumption updates and a higher unwind of cash flows related to the growing in-force book, compared with 2010. This reduction was partly offset by a rise in the PVIF asset as a result of higher life insurance sales and a positive impact from a refinement to the PVIF calculation during 2011.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 28% as a result of investment losses experienced in 2011 on unit-linked insurance policies and insurance and investment contracts with DPF as equity markets declined, which contrasted with investment gains in 2010. Also, the non-renewal and transfer to third parties of certain contracts in the Irish business and the continued run-off and subsequent disposal of our legacy motor business in the UK resulted in a decrease in net insurance claims incurred and movement in liabilities to policyholders. Partly offsetting these declines were increases in liabilities to policyholders established for new business written.

Loan impairment charges and other credit risk provisions decreased by 20% to US$2.5bn. This mainly reflected a range of successful initiatives taken to mitigate credit risk within RBWM including a focus on monitoring and identifying customers facing financial hardship. This resulted in lower delinquency rates across both the secured and unsecured lending portfolios. In CMB, loan impairment charges declined as the non-recurrence of specific provisions in the UK was partly offset by higher specific provisions related to a small number of customers in Greece. In GB&M, we recorded a charge of US$145m to write down to market value available-for-sale Greek sovereign debt now judged to be impaired. In addition, impairments of US$46m were included in our GPB and insurance businesses in relation to Greek available-for-sale debt securities. These were partly offset by lower credit risk provisions on ABSs as the losses arising in the underlying collateral pools generated lower charges on ABSs.

Operating expenses increased by 9%. This included provisions of US$898m relating to UK customer redress programmes, including a charge in respect of possible mis-selling of PPI in previous years, a cost of US$570m in respect of the UK bank levy and restructuring provisions of US$404m. These were partly offset by a credit of US$587m resulting from a change in the inflation measure used to calculate the defined benefit obligation for deferred pensions in the UK. Costs in 2010 included one-off payroll and bonus taxes of US$354m (US$324m as reported) in the UK and France. Excluding these items, operating expenses rose as we incurred higher regulatory and compliance costs, along with an increase in expenses as a result of the strengthening of the Swiss franc, which accounts for a significant proportion of the GPB cost base. In GB&M, performance-related awards were substantially lower than in 2010, reflecting the decline in revenues, although this was mostly offset by higher amortisation charges for previous years’ performance shares and an acceleration in the expense recognition of current-year deferred bonus awards. Notwithstanding these factors, we have achieved about US$300m of sustainable savings during 2011. This has enabled the funding of investment in strategic initiatives, including the development of Prime Services and equity market capabilities and the expansion of the Rates and Foreign Exchange e-commerce platforms.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

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

Review of performance

Our European operations reported a pre-tax profit of US$4.3bn, compared with US$4.0bn in 2009, an increase of 7%. In 2010, this included adverse fair value movements of US$198m due to the change in credit spreads on the Group’s own debt held at fair value, compared with adverse fair value movements of US$2.8bn in 2009. In addition, we made gains of US$107m on the disposal of the HSBC Insurance Brokers business and US$255m on the sale of Eversholt Rail Group. In 2009, we recorded a gain on the sale of the residual stake in our UK card merchant acquiring business. Excluding these items, underlying pre-tax profits decreased by 35%, largely due to lower income from GB&M, whose exceptional results of 2009 were not repeated, and an unfavourable year on year movement in certain non-qualifying hedges of US$1.1bn.

GB&M results remained strong by historical standards. However, revenues decreased in 2010 due to less favourable market conditions caused by the impact of the European sovereign debt crisis, particularly in the second half of the year, and lower revenues, as forecast, in Balance Sheet Management.

In RBWM, we continued to build long-term relationships through our Premier and Advance offerings, focusing on wealth management and secured lending. We increased our total UK mortgage market share to 5.2%, while maintaining a conservative new lending loan to value ratio of 54%.

In CMB, we made further progress on our strategy of becoming the leading international business bank. We also expanded our business in Germany and launched in Switzerland. In the UK, we increased new lending to SMEs by 19% in 2010.

Net interest income decreased by 7%. Balance Sheet Management revenues declined, as higher-yielding positions matured, interest rates remained low and yield curves flattened in 2010. In Global Banking, tighter spreads in the lending business and lower average lending balances as customers reduced their debt also contributed to the decrease. Customer deposit spreads were adversely affected by the low interest rate environment and competition for deposits. These reductions were offset in part by growth in mortgage lending in the UK and improved asset spreads in both RBWM and CMB.

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

63a

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

In CMB, the reduction in loan impairment charges and other credit risk provisions was largely due to an improvement in the UK property, retail and services sectors, with reductions also seen in our Continental European businesses. The improvement in economic conditions across the region and the effect of low interest rates also resulted in lower delinquencies in the RBWM portfolios.

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

63b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m

Profit before tax

Net interest income/(expense)	5,653	3,107	2,102	936	(574)	(223)	11,001

Net fee income	2,633	1,640	989	942	32	–	6,236

Trading income/(expense) excluding net interest income	40	5	602	191	(201)	–	637
Net interest income on trading activities	11	16	1,205	16	53	223	1,524

Net trading income/(expense)[56]	51	21	1,807	207	(148)	223	2,161

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	3,180	–	3,180
Net income/(expense) from other financial instruments designated at fair value	(672)	(21)	(65)	–	46	–	(712)

Net income/(expense) from financial instruments designated at fair value	(672)	(21)	(65)	–	3,226	–	2,468
Gains less losses from financial investments	51	(1)	453	1	11	–	515
Dividend income	1	1	42	4	1	–	49
Net earned insurance premiums	3,768	381	–	–	(13)	–	4,136
Other operating income	95	58	187	5	760	74	1,179

Total operating income	11,580	5,186	5,515	2,095	3,295	74	27,745

Net insurance claims[65]	(3,212)	(287)	–	–	–	–	(3,499)

Net operating income[52]	8,368	4,899	5,515	2,095	3,295	74	24,246
Loan impairment (charges)/recoveries and other credit risk provisions	(596)	(960)	(876)	(82)	2	–	(2,512)

Net operating income	7,772	3,939	4,639	2,013	3,297	74	21,734
Total operating expenses	(6,450)	(2,252)	(4,569)	(1,456)	(2,268)	(74)	(17,069)

Operating profit	1,322	1,687	70	557	1,029	–	4,665
Share of profit/(loss) in associates and joint ventures	–	–	7	–	(1)	–	6

Profit before tax	1,322	1,687	77	557	1,028	–	4,671

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.0	7.7	0.4	2.5	4.7		21.3
Cost efficiency ratio	77.1	46.0	82.8	69.5	68.8		70.4

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	150,205	98,154	156,903	28,378	696		434,336
Total assets	210,140	124,049	1,021,486	77,410	63,141	(214,281)	1,281,945
Customer accounts	176,134	104,530	154,208	58,265	267		493,404

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	2010
	Retail Banking and Wealth Manage- ment[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	5,537	2,774	2,935	871	(654)	(213)	11,250

Net fee income	2,559	1,570	1,320	883	39	–	6,371

Trading income/(expense) excluding net interest income	(6)	3	1,541	185	(262)	–	1,461
Net interest income/(expense) on trading activities	(1)	19	1,127	21	23	213	1,402

Net trading income/(expense)[56]	(7)	22	2,668	206	(239)	213	2,863

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(365)	–	(365)
Net income/(expense) from other financial instruments designated at fair value	496	113	(23)	–	61	–	647

Net income/(expense) from financial instruments designated at fair value	496	113	(23)	–	(304)	–	282
Gains less losses from financial investments	(36)	–	525	(7)	4	–	486
Dividend income	–	1	16	2	1	–	20
Net earned insurance premiums	3,800	278	–	–	(11)	–	4,067
Other operating income	187	163	817	7	754	189	2,117

Total operating income/(expense)	12,536	4,921	8,258	1,962	(410)	189	27,456

Net insurance claims[65]	(4,364)	(342)	–	–	–	–	(4,706)

Net operating income/(expense)[52]	8,172	4,579	8,258	1,962	(410)	189	22,750

Loan impairment (charges)/ recoveries and other credit risk provisions	(1,217)	(997)	(783)	(26)	3	–	(3,020)

Net operating income/(expense)	6,955	3,582	7,475	1,936	(407)	189	19,730

Total operating expenses	(5,647)	(2,378)	(4,784)	(1,296)	(1,151)	(189)	(15,445)

Operating profit/(loss)	1,308	1,204	2,691	640	(1,558)	–	4,285
Share of profit in associates and joint ventures	4	1	12	–	–	–	17

Profit/(loss) before tax	1,312	1,205	2,703	640	(1,558)	–	4,302

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.9	6.3	14.2	3.4	(8.2)		22.6
Cost efficiency ratio	69.1	51.9	57.9	66.1	(280.7)		67.9

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	145,069	91,744	170,369	27,629	988		435,799
Total assets	205,032	111,356	962,861	76,631	65,824	(172,177)	1,249,527
Customer accounts	169,016	96,597	169,836	56,114	–		491,563

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment Elimination[64] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	5,405	2,739	4,375	949	(525)	(675)	12,268

Net fee income	2,449	1,679	1,170	883	86	–	6,267

Trading income excluding net interest income	37	3	2,264	175	382	–	2,861
Net interest income/(expense) on trading activities	(1)	17	1,869	23	15	675	2,598

Net trading income[56]	36	20	4,133	198	397	675	5,459

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(2,746)	–	(2,746)
Net income/(expense) from other financial instruments designated at fair value	1,012	133	375	–	(199)	–	1,321

Net income/(expense) from financial instruments designated at fair value	1,012	133	375	–	(2,945)	–	(1,425)
Gains less losses from financial investments	(20)	2	65	5	(2)	–	50
Dividend income	(1)	1	29	3	(3)	–	29
Net earned insurance premiums	3,975	253	(2)	–	(3)	–	4,223
Other operating income	204	373	648	28	914	95	2,262

Total operating income/(expense)	13,060	5,200	10,793	2,066	(2,081)	95	29,133
Net insurance claims[65]	(5,221)	(365)	–	–	(3)	–	(5,589)

Net operating income/(expense)[52]	7,839	4,835	10,793	2,066	(2,084)	95	23,544
Loan impairment charges and other credit risk provisions	(1,992)	(1,267)	(2,277)	(29)	(3)	–	(5,568)

Net operating income/(expense)	5,847	3,568	8,516	2,037	(2,087)	95	17,976
Total operating expenses	(5,522)	(2,294)	(3,987)	(1,183)	(907)	(95)	(13,988)

Operating profit/(loss)	325	1,274	4,529	854	(2,994)	–	3,988
Share of profit in associates and joint ventures	–	18	3	–	–	–	21

Profit/(loss) before tax	325	1,292	4,532	854	(2,994)	–	4,009

	%	%	%	%	%		%

Share of HSBC’s profit before tax	4.6	18.3	64.0	12.1	(42.3)		56.7
Cost efficiency ratio	70.4	47.4	36.9	57.3	(43.5)		59.4

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	147,768	89,084	176,115	25,541	973		439,481
Total assets	211,566	111,874	978,934	76,871	84,010	(194,655)	1,268,600
Customer accounts	165,176	102,249	169,375	58,213	6		495,019

For footnotes, see page 95.

65a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 65% by value of banknotes in circulation in 2011.

	2011	2010	2009
	US$m	US$m	US$m

Net interest income	4,691	4,246	4,195
Net fee income	3,097	2,962	2,669
Net trading income	1,189	1,312	1,225
Other income	1,705	1,682	1,378

Net operating income[52]	10,682	10,202	9,467

Impairment charges[53]	(156)	(114)	(500)

Net operating income	10,526	10,088	8,967

Total operating expenses	(4,758)	(4,431)	(3,946)

Operating profit	5,768	5,657	5,021

Income from associates[54]	55	35	8

Profit before tax	5,823	5,692	5,029
Cost efficiency ratio	44.5%	43.4%	41.7%
RoRWA[55]	5.3%	5.0%	4.2%

Year-end staff numbers	28,984	29,171	27,614

Increase in profitability driven by increased

customer lending and growth in trade flows

combined with strong cost discipline.

25%

growth in trade revenues

Best offshore renminbi bond house

(IFR Asia Awards 2011)

For footnotes, see page 95.

The commentary on Hong Kong is on an underlying basis unless stated otherwise.

Economic background

Hong Kong registered very strong economic growth entering 2011. This eased during the course of the year due to supply chain disruptions triggered by the earthquake in Japan and some slowing in demand from mainland China following a tightening of policy to counter inflation. Nonetheless, Hong Kong GDP grew by 5% in 2011. Some slowing in the pace of growth was welcomed as it helped reduce inflationary pressures that had been mounting earlier in 2011 in both consumer and property markets. Unemployment rates in Hong Kong improved steadily during 2011, falling from 3.9% at the end of 2010 to 3.2% by the end of the year. Inter-bank interest rates stayed low during 2011, rising slightly to 0.325% by 31 December.

Review of performance

Our operations in Hong Kong reported pre-tax profits of US$5.8bn compared with US$5.7bn in 2010, an increase of 2%. On an underlying basis, excluding gains arising from the reclassification of Bao Viet as an associate and following the sale of HSBC Private Equity (Asia) Ltd, both in 2010, profit before tax rose by 5%.

The increase in profitability was driven by higher revenues from increased customer lending which reflected growth in trade flows, coupled with strong demand for wealth management products, partly offset by a rise in staff and support costs reflecting wage inflation and higher business volumes in 2011.

Following significant loan growth in 2010 and the first half of 2011, we experienced slower growth in our businesses during the second half of 2011.

In RBWM, we retained market leadership across our key products. In residential mortgages we retained the number one market position as we continued to provide competitive products for our customers. Our leading market share in life insurance reflected our strong customer focus and diverse product offerings. We also maintained market leadership in the provision of mandatory provident funds and launched a new product which offers our customers a wider choice and lower fees. We retained our number one position in cards reflecting the success of our various marketing campaigns and customer focus, and saw continued strong sales of wealth management products, though revenues were affected in the latter part of 2011 as stock market turnover reduced and investor sentiment weakened.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by global business

	2011 US$m	2010 US$m	2009 US$m

Retail Banking and Wealth Management	3,022	3,001	2,789
Commercial Banking	1,608	1,352	956
Global Banking and Markets	1,316	1,347	1,446
Global Private Banking	188	227	197
Other	(311)	(235)	(359)

	5,823	5,692	5,029

In CMB, we grew trade revenues as we continued to capture cross-border opportunities, particularly with mainland China, which accounted for more than half of our new-to-bank CMB customers. The number of cross-border referrals between Hong Kong and mainland China increased by 9%. We also opened four new business banking centres in Hong Kong and set up the China Corporate team in Hong Kong to service mainland Chinese companies looking to expand internationally.

We continued to strengthen the collaboration between CMB and GB&M, resulting in incremental revenue growth through the provision of foreign exchange and interest rate management products to our corporate clients.

In GB&M, we maintained our number one market position in Hong Kong dollar bond issuance and acted as a joint lead manager on the government’s first inflation-linked bond issue, the largest ever retail bond issue in Hong Kong. We also continued to enhance our equity capital markets capabilities, expanded our equity research team, and were bookrunner in six of the ten largest initial public offerings (‘IPO’s) in Hong Kong this year. During 2011 we won several awards including Best Investment Bank and Best Equity House from FinanceAsia and Best Flow House and Best Debt Capital Markets House in Asia from Euromoney.

We continued to reinforce our position as a leading international renminbi bank and became the market leader in offshore renminbi bond issuance and won awards from both Finance Asia and IFR Asia for Best Offshore Renminbi Bond House. We arranged the first ever renminbi subordinated bank bond and participated in the largest ever offshore renminbi bond deal by a sovereign issuer, demonstrating the depth and diversity of our involvement in this market.

Net interest income was 11% higher than in 2010, driven by the income from strong lending growth during 2010 and the first half of 2011 which reflected increased trade flows and demand for credit. We saw more moderate loan growth in

GB&M and RBWM in the second half of 2011, which was more than offset by a reduction in certain trade finance loans in CMB. The Hong Kong property market slowed in the second half of 2011 and we continued to lend conservatively, with average loan to value ratios of 49% on new residential mortgage draw-downs and an estimated 37% on the portfolio as a whole.

Spreads narrowed in RBWM due to a shift in the product mix to lower-yielding HIBOR-linked mortgages, and in CMB as growth was concentrated in lower-margin trade financing and HIBOR-linked loans. HIBOR-linked spreads began to improve marginally in the second half of the year due to product repricing.

Average customer deposit balances rose despite a highly competitive environment, supported by the opening of new business centres, growth in the offshore renminbi market, our comprehensive suite of renminbi solutions across Trade and Supply Chain, and Payments and Cash Management.

Net fee income increased by 5% as a result of higher sales of wealth management products, particularly unit trusts reflecting increased product offerings, competitive pricing and ongoing marketing campaigns. This was achieved in the low interest rate environment in which clients sought products which could increase their returns. Card transactions grew, reflecting higher retail spending in 2011 supported by marketing campaigns. Underwriting fees rose due to our participation in many of the largest equity capital market transactions in 2011 supported by the continued enhancement of our equity market capabilities. Remittances and trade-related fees also increased reflecting increased product offerings and higher cross-border trade volumes. This was partly offset by lower broking income, notably towards the end of the year due to increased competition.

Net trading income reduced by 9%. We recorded adverse fair value movements on derivatives relating to certain provident funds as long-term investment returns fell. We also incurred losses on equity options backing an endowment

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

product in RBWM due to unfavourable movements in the underlying equity indices which resulted in a corresponding decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

These losses were partly offset by higher trading income in GB&M due to a rise in net interest income from trading activities from Asian government debt securities and corporate bonds. Trading income fell through lower revenues in credit trading as credit spreads widened in some markets. This was partly offset by higher revenues in foreign exchange following greater market volatility in the region and the collaboration between CMB and GB&M. In addition, revenues in Equities increased in line with improved volumes in the business.

Net expense from financial instruments designated at fair value was US$537m compared with gains in 2010 due to investment losses on assets held by the insurance business as a result of negative movements in the equity market during the second half of 2011. To the extent that these investment losses were attributed to policyholders of unit-linked insurance policies and insurance contracts with DPF, there was a corresponding decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Net earned insurance premiums increased by 18% as a result of successful sales initiatives for deferred annuities, unit-linked products and a universal life insurance product targeted at high net worth individuals. This reflected our strategic focus on wealth management, of which insurance is a key part. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income increased by 10%, largely due to an increase in PVIF and higher revaluation gains on investment properties. PVIF rose as a result of higher life insurance sales, a one-off gain of US$135m recognised upon the refinement of the calculation of the PVIF and a net increase from updates for experience and assumptions during 2011. Partially offsetting this was a higher unwind of cash flows related to the growing in-force book.

Loan impairment charges and other credit risk provisions increased by US$42m from a low base due to a specific impairment charge against one customer, higher collective impairment charges in CMB resulting from lending growth, and an impairment recorded in respect of available-for-sale Greek sovereign debt securities in GPB. These were partly offset by releases in GB&M relating to specific impairment charges raised in 2010.

Operating expenses rose by 7% due to higher staff costs across the business reflecting wage inflation in a competitive labour market and a rise in average staff numbers to support increased business activity. Performance costs increased in GB&M due to higher amortisation charges for previous years’ performance shares and accelerated expense recognition of current year deferred bonus awards. During 2011 we incurred US$68m of restructuring costs as we took steps to improve efficiency, including the restructuring of our regional head office.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

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

The increase in profitability was driven by strong revenue growth, particularly in investment and insurance product sales and trade-related fees, as we capitalised on the improved economic conditions. Lending balances rose, most notably in CMB and GB&M following a recovery in trade flows and strong economic growth. Customer deposit balances increased, reflecting growth in customer numbers in RBWM and CMB. Loan impairment charges were significantly lower than in 2009 across all global businesses, reflecting an improvement in credit conditions. Revenue growth was in part offset by an increase in staff and IT costs driven by business expansion to maintain our strong market position.

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

The growth in customer numbers in the Premier proposition in RBWM and new-to-bank customers in CMB resulted in increased customer deposits. The benefit of the higher average deposit balances was limited by narrower deposit spreads as interest rates remained at historically low levels.

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

68a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

Loan impairment charges and other credit risk provisions decreased by 77% to US$114m, reflecting the recovery in economic conditions. Lower specific impairment charges in CMB and GB&M were incurred as credit conditions improved and loan impairment charges fell in RBWM, mainly on unsecured lending as unemployment and bankruptcy levels fell.

Operating expenses rose by 12% as the business grew and the economy recovered. Staff costs grew as we recruited in a competitive market and from general wage increases, while bonuses rose in line with the strong business performance. Marketing costs rose notably in RBWM due to the launch of several large campaigns, including Advance and credit cards promotions and rising transaction volumes led to higher back office and support costs.

68b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	2,571	1,317	1,051	173	(464)	43	4,691

Net fee income	1,741	706	475	160	15	–	3,097

Trading income/(expense) excluding net interest income	120	169	652	135	(116)	–	960
Net interest income on trading activities	9	1	246	–	16	(43)	229

Net trading income/(expense)[56]	129	170	898	135	(100)	(43)	1,189

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	(475)	(72)	(5)	–	15	–	(537)

Net income/(expense) from financial instruments designated at fair value	(475)	(72)	(5)	–	15	–	(537)
Gains less losses from financial investments	3	10	21	–	(10)	–	24
Dividend income	–	1	14	–	24	–	39
Net earned insurance premiums	4,317	758	13	–	–	–	5,088
Other operating income	505	175	79	8	1,185	(268)	1,684

Total operating income	8,791	3,065	2,546	476	665	(268)	15,275

Net insurance claims[65]	(3,887)	(697)	(9)	–	–	–	(4,593)

Net operating income[52]	4,904	2,368	2,537	476	665	(268)	10,682

Loan impairment (charges)/recoveries and other credit risk provisions	(77)	(66)	23	(36)	–	–	(156)

Net operating income	4,827	2,302	2,560	440	665	(268)	10,526

Total operating expenses	(1,811)	(703)	(1,248)	(252)	(1,012)	268	(4,758)

Operating profit/(loss)	3,016	1,599	1,312	188	(347)	–	5,768

Share of profit in associates and joint ventures	6	9	4	–	36	–	55

Profit/(loss) before tax	3,022	1,608	1,316	188	(311)	–	5,823

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.8	7.3	6.0	0.9	(1.4)		26.6
Cost efficiency ratio	36.9	29.7	49.2	52.9	152.2		44.5

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	56,296	54,986	39,667	5,447	1,269		157,665
Total assets	85,866	63,516	238,892	20,680	84,782	(20,712)	473,024
Customer accounts	181,316	79,225	35,283	19,622	(101)		315,345

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	2010
	Retail Banking and Wealth Manage- ment[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	2,604	1,106	915	173	(463)	(89)	4,246
Net fee income	1,656	634	495	163	14	–	2,962

Trading income/(expense) excluding net interest income	198	121	680	120	(12)	–	1,107
Net interest income on trading activities	4	–	100	–	12	89	205

Net trading income[56]	202	121	780	120	–	89	1,312

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income/(expense) from other financial instruments designated at fair value	328	(10)	61	–	1	–	380

Net income/(expense) from financial instruments designated at fair value	328	(10)	61	–	(1)	–	378
Gains less losses from financial investments	–	–	56	1	41	–	98
Dividend income	–	1	12	–	17	–	30
Net earned insurance premiums	3,655	665	12	–	–	–	4,332
Other operating income	513	68	156	12	1,140	(283)	1,606

Total operating income	8,958	2,585	2,487	469	748	(283)	14,964
Net insurance claims[65]	(4,193)	(559)	(10)	–	–	–	(4,762)

Net operating income[52]	4,765	2,026	2,477	469	748	(283)	10,202
Loan impairment charges and other credit risk provisions	(76)	(28)	(10)	–	–	–	(114)

Net operating income	4,689	1,998	2,467	469	748	(283)	10,088
Total operating expenses	(1,693)	(653)	(1,124)	(242)	(1,002)	283	(4,431)
Operating profit/(loss)	2,996	1,345	1,343	227	(254)	–	5,657
Share of profit in associates and joint ventures	5	7	4	–	19	–	35

Profit/(loss) before tax	3,001	1,352	1,347	227	(235)	–	5,692

	%	%	%	%	%		%

Share of HSBC’s profit before tax	15.7	7.1	7.1	1.2	(1.2)		29.9
Cost efficiency ratio	35.5	32.2	45.4	51.6	134.0		43.4

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	50,983	48,670	34,491	4,760	1,787		140,691
Total assets[68]	76,871	55,030	223,286	20,598	62,486	(8,706)	429,565
Customer accounts	176,960	71,209	29,388	19,241	686		297,484

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	2,577	938	1,150	212	(558)	(124)	4,195
Net fee income	1,519	530	454	125	41	–	2,669

Trading income/(expense) excluding net interest income	191	92	787	91	(93)	–	1,068
Net interest income on trading activities	3	–	16	–	14	124	157
Net trading income/(expense)[56]	194	92	803	91	(79)	124	1,225

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(3)	–	(3)
Net income/(expense) from other financial instruments designated at fair value	707	(46)	138	–	(11)	–	788
Net income/(expense) from financial instruments designated at fair value	707	(46)	138	–	(14)	–	785
Gains less losses from financial investments	78	18	(106)	–	19	–	9
Dividend income	1	1	10	–	16	–	28
Net earned insurance premiums	3,161	500	13	–	–	–	3,674
Other operating income	354	64	51	10	1,062	(267)	1,274

Total operating income	8,591	2,097	2,513	438	487	(267)	13,859
Net insurance claims[65]	(3,979)	(404)	(9)	–	–	–	(4,392)

Net operating income[52]	4,612	1,693	2,504	438	487	(267)	9,467
Loan impairment (charges)/recoveries and other credit risk provisions	(203)	(168)	(131)	1	1	–	(500)

Net operating income	4,409	1,525	2,373	439	488	(267)	8,967
Total operating expenses	(1,625)	(570)	(928)	(242)	(848)	267	(3,946)

Operating profit/(loss)	2,784	955	1,445	197	(360)	–	5,021
Share of profit in associates and joint ventures	5	1	1	–	1	–	8
Profit/(loss) before tax	2,789	956	1,446	197	(359)	–	5,029
	%	%	%	%	%		%
Share of HSBC’s profit before tax	39.4	13.5	20.4	2.8	(5.1)		71.0
Cost efficiency ratio	35.2	33.7	37.1	55.3	174.1		41.7

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	43,869	28,217	21,991	3,361	1,943		99,381
Total assets[68]	83,604	34,743	217,039	20,353	52,508	(9,004)	399,243
Customer accounts	166,445	62,146	26,650	19,474	726		275,441

For footnotes, see page 95.

70a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our associates.

Outside mainland China, we conduct business in 22 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	5,102	3,828	3,539
Net fee income	2,111	1,932	1,557
Net trading income	1,658	1,618	1,606

Other income	1,842	1,854	1,301

Net operating income[52]	10,713	9,232	8,003

Impairment charges[53]	(267)	(439)	(896)
Net operating income	10,446	8,793	7,107

Total operating expenses	(5,806)	(5,143)	(4,450)
Operating profit	4,640	3,650	2,657

Income from associates[54]	2,831	2,252	1,543

Profit before tax	7,471	5,902	4,200

Cost efficiency ratio	54.2%	55.7%	55.6%
RoRWA[55]	3.1%	3.1%	2.4%

Year-end staff numbers	91,051	91,607	87,141

24%

growth in commercial lending

Profits increased

across all key markets

in the region

Best Foreign Commercial Bank

in China 2011

(Finance Asia Country Awards 2011)

For footnotes, see page 95.

The commentary on Rest of Asia-Pacific is on an underlying basis unless stated otherwise.

Economic background

In mainland China, reducing the pace of consumer price inflation was a key priority for policymakers in the first half of 2011. Monetary conditions were tightened by increasing the reserve requirement ratio to 21.5% for large banks and a number of measures were implemented, focused specifically on reducing demand in the property market. As a result, credit growth slowed in the second half of the year which, coupled with the downturn in global trade, helped to slow the pace of growth and reduce inflationary pressures. The annual rate of inflation peaked at 6.5% in July and eased to around 4% by the year end. Meanwhile, the annual pace of GDP growth slowed from 9.7% in the first quarter to 8.9% in the fourth quarter, bringing the full year GDP growth down to 9.2% in 2011 from 10.4% in 2010. In the final months of the year, the outlook for growth in the eurozone became more of a concern and policymakers reverted to easing monetary and fiscal conditions. Towards the end of 2011, the reserve requirement ratio was cut and a number of fiscal stimulus measures were enacted.

Japan’s economy began 2011 strongly, but the earthquake and tsunami in March led to a sharp contraction in output. Japan continued to suffer from deflationary pressures, leading the Bank of Japan to expand its quantitative easing programme. It also intervened in foreign exchange markets to stem the upward pressure on the yen.

The Rest of Asia-Pacific region experienced a relatively strong first half, with exports and domestic demand growing robustly, following which growth slowed in the latter months of 2011. The highly trade-dependent economies of South Korea, Taiwan and Singapore experienced the most significant decline in activity. Regional trade was disrupted by the Japanese earthquake in March and floods in the fourth quarter in Thailand, which caused a sharp contraction in the production of critical electronic and car components. As a result, trade expanded at a slower pace in 2011 than in 2010. In a number of economies, notably India and South Korea, domestic demand also slowed markedly in the second half of 2011 after rising inflationary pressures prompted central banks to tighten monetary policy. In Malaysia, domestic demand proved more resilient and the level of GDP in Malaysia in the fourth quarter was 5.2% higher than the level seen a year earlier. Across Asia, inflation peaked in the middle of the year providing policymakers in India, Thailand and Indonesia room to start easing monetary policy.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Total US$m
2011
Australia	88	106	108	–	5	307
India	(14)	122	539	5	161	813
Indonesia	6	89	157	–	7	259
Mainland China	1,112	1,340	1,116	(4)	117	3,681
Associates	1,179	1,150	529	–	117	2,975
Other mainland China	(67)	190	587	(4)	–	706
Malaysia	173	118	228	1	9	529
Singapore	183	133	189	97	(7)	595
Taiwan	45	23	130	–	12	210
Vietnam	–	51	79	–	24	154
Other	48	264	543	(8)	76	923

	1,641	2,246	3,089	91	404	7,471
2010
Australia	59	96	95	–	8	258
India	(83)	71	508	4	179	679
Indonesia	12	94	116	–	(3)	219
Mainland China	839	833	683	(7)	217	2,565
Associates	973	746	443	–	188	2,350
Other mainland China	(134)	87	240	(7)	29	215
Malaysia	120	88	194	–	(1)	401
Singapore	169	87	100	84	84	524
Taiwan	31	36	87	–	(7)	147
Vietnam	(7)	50	61	–	7	111
Other	22	201	644	–	131	998

	1,162	1,556	2,488	81	615	5,902
2009
Australia	30	32	140	–	(4)	198
India	(220)	(41)	394	1	240	374
Indonesia	(24)	60	129	–	(11)	154
Mainland China	494	616	479	(7)	50	1,632
Associates	678	558	285	–	–	1,521
Other mainland China	(184)	58	194	(7)	50	111
Malaysia	88	53	140	–	5	286
Singapore	154	77	222	98	(9)	542
Taiwan	6	65	87	–	2	160
Vietnam	(8)	40	63	–	6	101
Other	(9)	162	617	(2)	(15)	753

	511	1,064	2,271	90	264	4,200

For footnote, see page 95.

In Australia GDP growth in early 2011 was initially affected by weather-related disruptions, particularly to coal exports. However, activity strengthened and GDP rose by 2.5% in the year to September, predominantly from ongoing investment in the mining sector. Labour market conditions eased during the year, with the unemployment rate rising modestly to 5.2% by the year end. The Reserve Bank of Australia reduced its policy rate in November and December from 4.75% to 4.25%.

Review of performance

Our operations in the Rest of Asia-Pacific region reported pre-tax profits of US$7.5bn compared with US$5.9bn in 2010, an increase of 27%. Reported profits included gains arising from the dilution of HSBC’s shareholding in Ping An following its issue of share capital to third parties in 2010 and 2011 of US$188m and US$181m, respectively. On an underlying basis, excluding these gains, pre-tax profit rose by 23%.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The growth in profitability in the region reflected strong lending and deposit growth during 2010 and 2011, mainly in Singapore and mainland China, coupled with widening deposit spreads due to higher interest rates in certain countries, notably India and mainland China. Loan impairment charges improved as a result of the non-recurrence of a number of individual impairments and the reduction of certain unsecured lending portfolios. Costs increased, though to a lesser extent than revenues, to support business expansion, notably in mainland China, and maintain our competitive position in our six strategic markets. The contribution from our associates in mainland China also grew, benefiting from ongoing loan growth and increased income from fee-based revenue streams.

We continued to invest in building our franchise in mainland China where the operating profit of our operations more than doubled and we remained the leading foreign bank by network size. In CMB, we increased the coverage of our renminbi trade settlement services to 24 cities within the country, representing the widest geographic coverage among all foreign banks, and offered renminbi capabilities in over 50 countries worldwide. Cross-border referrals between mainland China and the rest of the world grew by 9% compared with 2010 as we capitalised on our international network to capture outbound and inbound trade flows. In GB&M, we focused on leveraging our global connectivity and product capabilities to be the leading international bank of choice for multinational corporations doing business with mainland China and large corporates looking to expand internationally.

Profit before tax increased in other key countries across the region as we maintained our strategic focus on these markets, particularly in intermediating cross-border trade flows. Trade revenues grew in most of our sites and we were awarded the ‘Best Trade Finance Bank in Asia Pacific’ by FinanceAsia for the fourteenth consecutive year. Trade-related lending grew strongly in Singapore as we continued to enhance our trade finance capabilities. In Malaysia we expanded our branch network through the launch of new Amanah branches. We also experienced strong commercial lending growth in both Malaysia and Indonesia as a result of various marketing campaigns. In India, we were ranked the number one foreign bank by Bloomberg for domestic bonds in 2011 and issued the first and only offshore renminbi bond in the country.

As part of our strategic review process, in December 2011 we announced the sale of our private banking operations in Japan and, in January 2012,

we announced the sale of our RBWM operations in Thailand. We expect to complete these transactions during 2012.

Net interest income increased by 28%. Average lending balances grew most notably in CMB and GB&M, particularly in mainland China, as we captured inbound and outbound trade flows and as demand for credit in the region increased. In RBWM mortgage lending balances rose, notably in Singapore and Australia, driven by competitive product offerings and strong property markets.

This was partly offset by continued pressure on asset spreads, most notably in RBWM (particularly in Singapore and Australia), due to competitive pressures and growth in residential mortgage lending at lower spreads.

Customer deposit balances rose across most of the region, notably in Payments and Cash Management reflecting our investment in infrastructure as part of a targeted strategy to support growth in customer lending. Deposit spreads increased as interest rates rose in a number of countries, particularly in mainland China and India.

Net interest income from Balance Sheet Management was higher than in 2010, reflecting increased interest rates and the widening of onshore US dollar lending spreads in mainland China, and a higher return from short-term lending and growth in the balance sheet in Singapore as we attracted increased customer deposits.

Net fee income increased by 4%, primarily from trade-related fees as we targeted asset growth and trade activity, largely in mainland China, Bangladesh and Singapore, supported by marketing activities, customer acquisition and a rise in transactions from existing customers. Card fees rose, notably in Australia from the increased issuance of our co-branded credit cards, higher retail spending, and more customers converting to a higher card status.

Net trading income of US$1.7bn was broadly unchanged compared with 2010. Net interest income on trading activities was lower as we progressively reduced our positions in government debt securities following increased market volatility in bond markets, and from growth in structured deposits where the related income is recorded under ‘Net interest income’. This was offset by higher Foreign Exchange trading income due to increased customer transaction volumes resulting from the collaboration between GB&M and CMB and as more clients sought protection from volatility in the markets.

Net expense from financial instruments designated at fair value was US$18m compared with

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

income of US$29m in 2010. This was due to investment losses on assets held by the insurance business, primarily in Singapore, as a result of negative equity market movements during the second half of 2011. To the extent that these investment losses were attributed to policyholders of unit-linked insurance policies and insurance contracts with DPF, there was a corresponding decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Losses from financial investments were US$23m compared with gains of US$151m in 2010, due to an impairment loss on an equity investment in 2011 in GB&M, lower gains on the disposal of government debt securities across the region and the non-recurrence of a gain on disposal of an equity investment in a Singaporean property company in 2010.

Net earned insurance premiums increased by 58% to US$759m as a result of successful sales initiatives, most notably resulting in improved sales of a universal life insurance product targeted at high net worth individuals in Singapore. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income increased by US$92m, largely due to a rise in the PVIF asset in Singapore as a result of higher life insurance sales and a net increase from experience and assumption updates.

Loan impairment charges and other credit risk provisions decreased by 42% to US$267m as a result of the non-recurrence of a number of individual loan impairment charges in GB&M on a small number of accounts, coupled with the ongoing reduction of unsecured lending portfolios in India. We remain cautious on the outlook for credit quality and sustained our focus on maintaining high levels of underwriting and asset quality.

Operating expenses increased by 8% due to wage inflation which reflected the competitive labour market, along with an increase in average staff numbers, notably in mainland China. Increased business volumes across the region led to higher support costs. Premises and equipment costs also rose in certain countries, reflecting increased rental expenses resulting from lease renewals and new branch openings.

Share of profit from associates and joint ventures increased by 22%. The contribution from BoCom rose, driven by strong loan growth, wider deposit spreads following interest rate increases in mainland China and higher fee income, notably from investment banking, settlements and cards. Income from Industrial Bank also increased as a result of strong growth in customer lending, a rise in fee-based revenue and a fall in loan impairment charges. Higher profits from Ping An resulted from strong growth in sales in the insurance business and increased income from the banking business following the acquisition of Shenzhen Development Bank in July 2011.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

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

Japan’s economic conditions improved in 2011, led mainly by a recovery in world trade, though unemployment remained at about 5% throughout the year. The Bank of Japan introduced a new programme of monetary stimulus in October 2010, aimed at curbing yen appreciation and reducing the deflationary pressures evident in the economy.

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

Review of performance

Our operations in the Rest of Asia-Pacific region reported pre-tax profits of US$5.9bn compared with US$4.2bn in 2009, an increase of 41%. Reported profits included an accounting gain of US$188m arising from the dilution of HSBC’s shareholding in Ping An Insurance following its issue of share capital to a third party in 2010. On an underlying basis, which excludes this dilution gain, pre-tax profit rose by 29% as business volumes increased across many countries and all global businesses as the economic environment in the region improved.

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

Net interest income was broadly in line with 2009 as strong loan growth was offset by narrower asset spreads in the face of strong competition. Higher average lending balances resulted from business growth in GB&M and CMB across the region, reflecting the recovery in trade activity. Average RBWM lending balances also rose, mainly in the mortgage book, most notably in Australia,

74a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Singapore and Malaysia, as well as in Taiwan and mainland China, supported by successful marketing campaigns.

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

Net fee income was 16% higher. An improvement in equity markets and inflows of funds under management drove a significant increase in fee income in GB&M while, in CMB, the recovery in trade activity led to higher trade-related fees and credit facilities. In RBWM, fee income also rose from the increased sales of investment and insurance products.

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

Other operating income increased by 8% to US$1.4bn, largely due to an increase in PVIF, reflecting higher life insurance sales in the region and recoveries against initial fair value on loan portfolios acquired with Bank Ekonomi in Indonesia and from The Chinese Bank Co., Ltd in Taiwan.

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

Loan impairment charges and other credit risk provisions decreased by 55% to US$439m. As economic and credit conditions improved across the region, loan impairment charges fell in RBWM, most notably in India as certain unsecured lending portfolios were managed down, and fewer specific impairments were recognised in CMB. Partly offsetting this improvement were specific impairment charges booked in GB&M.

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

74b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit before tax
Net interest income	1,838	1,254	1,964	116	123	(193)	5,102
Net fee income/(expense)	904	513	621	82	(9)	–	2,111
Trading income/(expense) excluding net interest income	94	156	1,153	66	(90)	–	1,379
Net interest income/(expense) on trading activities	(2)	1	76	–	11	193	279
Net trading income/(expense)[56]	92	157	1,229	66	(79)	193	1,658
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	4	–	4
Net income/(expense) from other financial instruments designated at fair value	(38)	2	1	–	15	–	(20)
Net income/(expense) from financial instruments designated at fair value	(38)	2	1	–	19	–	(16)
Gains less losses from financial investments	–	2	(25)	1	(1)	–	(23)
Dividend income	–	–	2	–	–	–	2
Net earned insurance premiums	493	266	–	–	–	–	759
Other operating income	145	72	75	5	1,592	(178)	1,711

Total operating income	3,434	2,266	3,867	270	1,645	(178)	11,304

Net insurance claims[65]	(351)	(240)	–	–	–	–	(591)

Net operating income[52]	3,083	2,026	3,867	270	1,645	(178)	10,713

Loan impairment (charges)/ recoveries and other credit risk provisions	(222)	10	(57)	2	–	–	(267)

Net operating income	2,861	2,036	3,810	272	1,645	(178)	10,446

Total operating expenses	(2,409)	(945)	(1,268)	(181)	(1,181)	178	(5,806)

Operating profit	452	1,091	2,542	91	464	–	4,640
Share of profit/(loss) in associates and joint ventures	1,189	1,155	547	–	(60)	–	2,831

Profit before tax	1,641	2,246	3,089	91	404	–	7,471
	%	%	%	%	%		%
Share of HSBC’s profit before tax	7.5	10.3	14.1	0.4	1.9		34.2
Cost efficiency ratio	78.1	46.6	32.8	67.0	71.8		54.2

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	40,970	38,404	41,114	3,190	190		123,868
Total assets	54,484	50,688	195,549	12,879	16,616	(12,400)	317,816
Customer accounts	60,831	40,423	60,855	11,872	31		174,012

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific (continued)

	2010
	Retail Banking and Wealth Manage- ment[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit before tax
Net interest income	1,581	938	1,435	91	55	(272)	3,828
Net fee income/(expense)	834	442	611	55	(10)	–	1,932
Trading income/(expense) excluding net interest income	80	129	967	69	(38)	–	1,207
Net interest income on trading activities	–	–	138	–	1	272	411
Net trading income/(expense)[56]	80	129	1,105	69	(37)	272	1,618
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income/(expense) from other financial instruments designated at fair value	41	2	(1)	–	(16)	–	26
Net income/(expense) from financial instruments designated at fair value	41	2	(1)	–	(18)	–	24
Gains less losses from financial investments	–	3	51	–	92	–	146
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	386	62	–	–	–	–	448
Other operating income	109	86	55	1	1,499	(152)	1,598

Total operating income	3,031	1,662	3,257	216	1,581	(152)	9,595
Net insurance claims[65]	(324)	(39)	–	–	–	–	(363)

Net operating income[52]	2,707	1,623	3,257	216	1,581	(152)	9,232
Loan impairment charges and other credit risk provisions	(298)	(19)	(122)	–	–	–	(439)

Net operating income	2,409	1,604	3,135	216	1,581	(152)	8,793
Total operating expenses	(2,233)	(799)	(1,094)	(135)	(1,034)	152	(5,143)

Operating profit	176	805	2,041	81	547	–	3,650
Share of profit in associates and joint ventures	986	751	447	–	68	–	2,252

Profit before tax	1,162	1,556	2,488	81	615	–	5,902
	%	%	%	%	%		%
Share of HSBC’s profit before tax	6.1	8.2	13.1	0.4	3.2		31.0
Cost efficiency ratio	82.5	49.2	33.6	62.5	65.4		55.7

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	37,831	31,423	35,810	3,489	178		108,731
Total assets	49,758	41,588	166,710	12,126	19,450	(11,570)	278,062
Customer accounts	54,741	36,943	53,752	12,620	99		158,155

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Rest of Asia-Pacific (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit before tax
Net interest income	1,493	807	1,174	115	91	(141)	3,539
Net fee income/(expense)	656	331	534	55	(19)	–	1,557
Trading income/(expense) excluding net interest income	80	134	1,013	55	(18)	–	1,264
Net interest income/(expense) on trading activities	(1)	–	202	–	–	141	342
Net trading income/(expense)[56]	79	134	1,215	55	(18)	141	1,606
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(1)	–	(1)
Net income/(expense) from other financial instruments designated at fair value	110	1	(2)	–	2	–	111
Net income/(expense) from financial instruments designated at fair value	110	1	(2)	–	1	–	110
Gains less losses from financial investments	5	2	(7)	–	(19)	–	(19)
Dividend income	–	–	1	–	1	–	2
Net earned insurance premiums	337	28	–	–	–	–	365
Other operating income/(expense)	69	66	39	(2)	1,200	(134)	1,238

Total operating income	2,749	1,369	2,954	223	1,237	(134)	8,398
Net insurance claims[65]	(380)	(15)	–	–	–	–	(395)

Net operating income[52]	2,369	1,354	2,954	223	1,237	(134)	8,003
Loan impairment charges and other credit risk provisions	(649)	(221)	(23)	(2)	(1)	–	(896)

Net operating income	1,720	1,133	2,931	221	1,236	(134)	7,107
Total operating expenses	(1,895)	(636)	(950)	(131)	(972)	134	(4,450)

Operating profit/(loss)	(175)	497	1,981	90	264	–	2,657
Share of profit in associates and joint ventures	686	567	290	–	–	–	1,543
Profit before tax	511	1,064	2,271	90	264	–	4,200
	%	%	%	%	%		%
Share of HSBC’s profit before tax	7.2	15.0	32.1	1.3	3.7		59.3
Cost efficiency ratio	80.0	47.0	32.2	58.7	78.6		55.6

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	30,433	22,595	23,989	2,834	192		80,043
Total assets	40,465	31,221	138,685	11,928	7,160	(7,320)	222,139
Customer accounts	47,573	30,196	43,698	12,496	36		133,999

For footnotes, see page 95.

76a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest reach in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s sixth largest bank by total assets.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	1,432	1,367	1,485
Net fee income	627	677	625
Net trading income	482	370	394
Other income	66	(4)	90

Net operating income[52]	2,607	2,410	2,594

Impairment charges[53]	(293)	(627)	(1,334)

Net operating income	2,314	1,783	1,260

Total operating expenses	(1,159)	(1,078)	(1,001)

Operating profit	1,155	705	259

Income from associates[54]	337	187	196

Profit before tax	1,492	892	455
Cost efficiency ratio	44.5%	44.7%	38.6%
RoRWA[55]	2.6%	1.6%	0.8%
Year-end staff numbers	8,373	8,676	8,281

Pre-tax profit significantly

above 2010 despite regional

political unrest and economic pressures

Loan impairment charges

decline to 2008 levels

Best trade finance bank in the Middle East

and North Africa

(Global Trade Review 2011)

for the fourth consecutive year

For footnotes, see page 95.

The commentary on Middle East and North Africa is on an underlying basis unless stated otherwise.

Economic background

In the Middle East and North Africa region, GDP grew by more than 5% in 2011, though the headline figure masks a wide variance in overall performance and growth drivers. In the oil producing states of the Gulf, high oil prices prompted growth in oil output and encouraged substantial increases in current and capital spending, most notably in Saudi Arabia. The export-oriented service sectors of countries including the UAE also grew robustly, supported in part by firm Asian demand.

The aggregate fiscal and current account surpluses of the Gulf Co-operation Council members stood at 15% and 25% of GDP, respectively, significantly higher than in 2010. Despite the pick-up in growth, CPI inflation remained generally muted with slow private sector wage growth and broadly unchanged real estate prices.

Regional political uncertainties weighed more heavily on performance elsewhere, however, particularly in countries that were subject to regime change. In Egypt, the level of GDP fell by an estimated 6 percentage points year-on-year as unrest held back investment and service sector exports, particularly tourism, contracted. Increased pressure on public finances and external account balances also added to the challenges for the post-revolution economies.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$1.5bn, an increase of US$600m, or 67%. In 2010, we completed the sale of our investment in the British Arab Commercial Bank on which a loss of US$42m was incurred. In 2011, we recorded a dilution gain of US$27m as a result of the reduction of our holding in HSBC Saudi Arabia Limited following its merger with SABB Securities Limited. On an underlying basis, excluding these items, pre-tax profits increased by 57% as significant loan impairment charges in 2010 did not recur and trading income rose. In addition, profits from our associate, The Saudi British Bank, increased significantly driven by a decline in loan impairment charges as the credit environment in Saudi Arabia improved.

Despite political unrest and economic pressures, profits increased in all countries with the exception of Qatar, which was adversely affected by new regulations on foreign banks which curtailed growth in certain products, and Jordan, where we incurred a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Total US$m
2011
Egypt	43	55	129	–	(2)	225
Qatar	(4)	35	81	–	–	112
United Arab Emirates	134	240	200	(6)	7	575
Other	17	109	93	–	–	219
MENA (excluding Saudi Arabia)	190	439	503	(6)	5	1,131
Saudi Arabia	57	98	140	4	62	361
	247	537	643	(2)	67	1,492
2010
Egypt	38	82	77	–	(2)	195
Qatar	19	52	67	–	–	138
United Arab Emirates	17	186	121	1	(1)	324
Other	19	57	(19)	–	–	57
MENA (excluding Saudi Arabia)	93	377	246	1	(3)	714
Saudi Arabia	25	107	53	(16)	9	178

	118	484	299	(15)	6	892
2009
Egypt	18	51	97	–	58	224
Qatar	10	60	66	–	–	136
United Arab Emirates	(177)	(136)	307	(2)	5	(3)
Other	3	(15)	(80)	–	(3)	(95)

MENA (excluding Saudi Arabia)	(146)	(40)	390	(2)	60	262
Saudi Arabia	42	61	55	8	27	193

	(104)	21	445	6	87	455

For footnote, see page 95.

specific loan impairment charge related to a corporate customer. Customer deposits across the region grew by 10%, reflecting the overall resilience of the oil-based regional economies and the strength of the HSBC brand.

We initiated a number of strategic programmes to optimise and reconfigure our branch network. This resulted in branch closures and consolidations in Jordan, Lebanon, Qatar and Bahrain together with an exit from our retail operations in Kuwait and part of our Principal Investments business. We also reconfigured domestic private banking in the UAE in order to focus solely on international private banking products and services through the conversion of the existing operation into a representative office for GPB.

In RBWM, we continued to focus on wealth management and secured lending, while building long-term relationships through our Premier and Advance customer offerings. During 2011, we implemented new technologies to improve our financial planning capabilities. We also successfully launched mobile banking in the UAE, Oman, Bahrain and Jordan allowing customers to access

HSBC Internet Banking instantly through smart phones.

In CMB, we continued to strengthen our position as a leading international trade and business bank, achieving double-digit trade-related growth year-on-year and increasing market share in key markets. We also launched services to support settlements in renminbi to further facilitate trade between mainland China and the region.

In the UAE, we entered into partnerships with a number of Free Trade Zones to provide improved access to banking services for internationally-oriented SMEs.

In Payments and Cash Management, we launched ‘ClientSphere’, a system which will further simplify cash management products and improve the overall customer experience. We also won a number of awards, including ‘Best Overall Bank for Cash Management in the Middle East’ from Global Finance Awards and ‘Best Cash Management Bank in the Middle East’ from Euromoney.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Greater collaboration between CMB and GB&M benefited both businesses with a significant increase in GB&M-related revenues from 2010.

In GB&M, we continued to focus on our key clients and used our global expertise and reach both to complete a number of cross-border deals for regional clients and provide risk management solutions tailored for customer needs, including Islamic products. We won a number of awards, including ‘Best for Middle Eastern Currencies’ in the Euromoney FX survey and ‘Best Risk Advisor in Middle East’ from Euromoney. We continued to be recognised as a leading provider of Islamic financial services and we were awarded ‘Best Islamic Investment Bank, Middle East’ and ‘Sukuk House of the Year’ from The Asset Magazine Triple A Islamic Finance Awards.

Net interest income rose by 6%, driven by strong growth in average trade lending balances in the second half of 2010 and throughout 2011 in CMB as we leveraged opportunities to support global and intra-regional trade flows. GB&M also benefited from the restructuring of a large customer facility along with improved spreads on investment portfolios. This was partly offset by a reduction in spreads in CMB as we priced competitively to drive volume growth. In addition, average lending balances declined in RBWM as unsecured lending portfolios continued to be managed down and replaced by higher quality lending resulting in an overall improvement in the credit quality of the portfolio. Central bank regulations limiting interest rates on certain products in Qatar also contributed to lower net interest income.

Net fee income decreased by 7%, despite higher trade volumes in CMB, as lower institutional equity activity in GB&M reflected the challenging political environment. In addition, net fee income in RBWM decreased due to a decline in the number of credit cards in issue as certain portfolios were managed down, along with lower late fees as a result of an improvement in delinquency rates.

Trading income increased by 31%, mainly in Rates in GB&M due to an increase in government bond trading along with a net release of credit valuation adjustments driven by movements in exchange rates and an improvement in counterparty risk. A greater focus on sales of GB&M products to CMB customers, notably foreign exchange, also contributed to the rise in trading income.

Loan impairment charges and other credit risk provisions decreased markedly as the significant loan impairment charges which resulted from restructuring activity for a small number of large GB&M customers in 2010 did not recur. In addition, lower loan impairment charges in RBWM reflected a significant improvement in delinquency rates, which resulted from a repositioning of the loan book towards higher quality lending as we continued to manage down higher risk unsecured lending, together with strengthened collection practices. Our lending portfolios were not significantly adversely affected by political instability in the region, although uncertainties remain in certain of these markets.

Operating expenses increased by 8% due to an increase in staff costs as we enhanced the employee base, and to a lesser extent, in line with inflation. Strategic programmes, including de-layering our management structure, streamlining our business processes and implementing the ‘hub and spoke’ model to drive future sustainable cost savings, resulted in lower staff numbers than last year. This resulted in restructuring costs of US$31m. Marketing costs also rose as we increased investment in the promotion of the HSBC brand.

Profit from associates and joint ventures increased by 81%, mainly from The Saudi British Bank, driven by a decline in loan impairment charges as the credit environment in Saudi Arabia improved, along with cost control.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

Economic background

Economic activity in much of the Middle East and North Africa showed signs of stabilising during 2010. A 30% year on year rise in average oil prices led to a marked strengthening of public finances in the Gulf states, allowing governments such as Saudi Arabia to boost public current and capital spending. The high and stable average oil prices also improved external account positions in the Gulf, leading to an increase in reserves and overall net foreign asset accumulation following the modest drawdowns in 2009.

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

Review of performance

Our operations in the Middle East and North Africa reported pre-tax profits of US$892m, an increase of US$437m compared with 2009.

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

Our Premier and Advance customer base continued to grow in line with our strategy to build a sustainable wealth-driven, premium-based RBWM business, with Premier attracting 35,000 net new customers in the year, of whom 19,000 were new to the Group. During 2010, we launched the Advance proposition across most of the region and the number of customers reached 152,000 at 31 December 2010. The opening of our 100th branch in Egypt is an example of initiatives to expand our regional presence.

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

Net interest income decreased by 8% as average lending balances declined in both RBWM and CMB, the proportion of higher yielding assets fell and the cost of liquidity remained high.

79a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

In RBWM, spreads narrowed as we focused new lending on Premier and Advance customers, while concurrently managing down higher risk unsecured lending balances, mostly in the UAE.

In CMB, asset balances and net interest income rose throughout the second half of 2010 as increasing trade finance balances contributed to growing revenues.

Average customer accounts declined as corporate customers reduced their deposits in response to tighter liquidity in the local markets. This was partly offset by an increase in average liability balances in RBWM, which was driven by successful deposit campaigns launched in 2010 and by the acquisition of Premier and A dvance customers. Our overall liquidity position improved although the market returns on the deployment of liquidity remained low.

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

In RBWM, strengthened collections processes and a repositioning of the loan book contributed to lower delinquency rates. In CMB, loan impairment charges and other credit risk provisions decreased due to significantly lower net collectively assessed impairment charges and fewer specific loan impairment charges, with the majority of the charge in 2010 relating to a small number of large corporate customers.

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

79b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income	589	496	371	2	2	(28)	1,432

Net fee income/(expense)	173	271	173	13	(3)	–	627

Trading income/(expense) excluding net interest income	62	95	266	1	(1)	–	423
Net interest income/(expense) on trading activities	–	–	32	–	(1)	28	59

Net trading income/(expense)[56]	62	95	298	1	(2)	28	482
Net income from financial instruments designated at fair value	–	–	–	–	10	–	10
Gains less losses from financial investments	1	1	(7)	–	(3)	–	(8)
Dividend income	1	1	3	–	–	–	5
Other operating income/(expense)	22	11	11	(1)	124	(108)	59

Total operating income	848	875	849	15	128	(108)	2,607

Net insurance claims[65]	–	–	–	–	–	–	–

Net operating income[52]	848	875	849	15	128	(108)	2,607

Loan impairment charges and other credit risk provisions	(126)	(116)	(51)	–	–	–	(293)

Net operating income	722	759	798	15	128	(108)	2,314

Total operating expenses	(535)	(320)	(295)	(21)	(96)	108	(1,159)

Operating profit/(loss)	187	439	503	(6)	32	–	1,155

Share of profit in associates and joint ventures	60	98	140	4	35	–	337

Profit/(loss) before tax	247	537	643	(2)	67	–	1,492

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.5	2.9	–	0.3		6.8
Cost efficiency ratio	63.1	36.6	34.7	140.0	75.0		44.5

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	4,921	12,446	8,479	26	3		25,875
Total assets	6,549	14,556	34,676	72	4,792	(3,181)	57,464
Customer accounts	18,549	10,943	6,703	114	113		36,422

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	2010
	Retail Banking and Wealth Management[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income	553	473	334	–	14	(7)	1,367

Net fee income	200	258	202	17	–	–	677

Trading income/(expense) excluding net interest income	59	85	205	1	(7)	–	343
Net interest income/(expense) on trading activities	1	7	18	–	(6)	7	27

Net trading income/(expense)[56]	60	92	223	1	(13)	7	370

Net income/(expense) from financial instruments designated at fair value	–	–	–	–	–	–	–
Gains less losses from financial investments	1	–	(3)	–	(1)	–	(3)
Dividend income	2	1	4	–	–	–	7
Other operating income/(expense)	27	(8)	(1)	1	40	(67)	(8)

Total operating income	843	816	759	19	40	(67)	2,410

Net insurance claims[65]	–	–	–	–	–	–	–

Net operating income[52]	843	816	759	19	40	(67)	2,410

Loan impairment charges and other credit risk provisions	(227)	(145)	(255)	–	–	–	(627)

Net operating income	616	671	504	19	40	(67)	1,783

Total operating expenses	(524)	(297)	(263)	(18)	(43)	67	(1,078)

Operating profit/(loss)	92	374	241	1	(3)	–	705

Share of profit/(loss) in associates and joint ventures	26	110	58	(16)	9	–	187

Profit/(loss) before tax	118	484	299	(15)	6	–	892

	%	%	%	%	%		%

Share of HSBC’s profit before tax	0.6	2.6	1.6	(0.1)	–		4.7
Cost efficiency ratio	62.2	36.4	34.7	94.7	107.5		44.7

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,063	12,293	7,247	21	2		24,626
Total assets	6,286	13,991	31,253	59	4,129	(2,961)	52,757
Customer accounts	17,538	10,319	5,306	290	58		33,511

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income	644	464	330	1	46	–	1,485

Net fee income	203	219	198	3	2	–	625

Trading income excluding net interest income	55	75	235	1	3	–	369
Net interest income on trading activities	–	–	20	–	5	–	25

Net trading income[56]	55	75	255	1	8	–	394
Gains less losses from financial investments	12	(2)	1	–	5	–	16
Dividend income	–	–	3	–	–	–	3
Other operating income/(expense)	35	39	35	(1)	39	(76)	71

Total operating income	949	795	822	4	100	(76)	2,594

Net insurance claims[65]	–	–	–	–	–	–	–

Net operating income[52]	949	795	822	4	100	(76)	2,594

Loan impairment charges and other credit risk provisions	(588)	(573)	(173)	–	–	–	(1,334)

Net operating income	361	222	649	4	100	(76)	1,260

Total operating expenses	(508)	(269)	(255)	(6)	(39)	76	(1,001)

Operating profit/(loss)	(147)	(47)	394	(2)	61	–	259

Share of profit in associates and joint ventures	43	68	51	8	26	–	196

Profit/(loss) before tax	(104)	21	445	6	87	–	455

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(1.5)	0.3	6.3	0.1	1.2		6.4
Cost efficiency ratio	53.5	33.8	31.0	150.0	39.0		38.6

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,979	10,281	6,554	28	2		22,844
Total assets	6,832	11,861	28,167	96	4,952	(3,801)	48,107
Customer accounts	15,074	10,122	5,752	1,172	409		32,529

For footnotes, see page 95.

81a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A., and HSBC Finance, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	11,480	12,439	13,670
Net fee income	3,308	3,664	4,817
Net trading income/ (expense)	(362)	314	331
Other income/(expense)	1,574	630	(2,513)

Net operating income[52]	16,000	17,047	16,305

Impairment charges[53]	(7,016)	(8,295)	(15,664)

Net operating income	8,984	8,752	641

Total operating expenses	(8,919)	(8,322)	(8,391)

Operating profit/(loss)	65	430	(7,750)

Income from associates[54]	35	24	12

Profit/(loss) before tax	100	454	(7,738)
Cost efficiency ratio	55.7%	48.8%	51.5%
RoRWA[55]	–%	0.1%	(2.1)%
Year-end staff numbers	30,981	33,865	35,458

The sale of our Card and Retail Services

business and 195 non-strategic branches

announced

Gross balances in

run-off portfolio down by

US$8.9bn

to US$49.5bn

Reported pre-tax profit of

US$965m

from our Canadian operations

For footnotes, see page 95.

The commentary on North America is on an underlying basis unless stated otherwise.

Economic background

In the US, GDP expanded by 3.0% in 2010 and the adoption of stimulative tax policies at the end of that year suggested an even faster rate of growth in 2011. However, this failed to materialise for a number of reasons. The first was the adoption of fiscal austerity by state and local governments. Second, the sharp rise in crude oil prices in the first half of 2011 dampened both business and consumer spending. By the second quarter of 2011, average crude oil prices were 50% higher than the levels a year earlier. The third development concerned the disruption to motor vehicle production caused by parts shortages arising from the Japanese earthquake. Finally, financial market turmoil caused by the eurozone debt crisis and the debt ceiling debate in Washington adversely affected business and consumer confidence. The housing market remained weak, although there were some tentative signs of recovery towards the end of the year, albeit from a very low level. As a result, GDP rose by only 1.7% in 2011.

US headline inflation increased during 2011 with the annual rate of CPI inflation rising to 3.1% compared with 1.7% in 2010, but core inflation remained subdued. The labour market recovery continued to be lacklustre; employment grew roughly 0.6% in 2011 following a decline of the same magnitude in 2010. The unemployment rate fell to 8.5% in December 2011, down from 9.6% in 2010, but much of the decline can be attributed to a fall in labour force participation. The Federal Reserve remained focused on countering deflationary pressures; it committed itself to keeping the Fed funds rate in a range of 0 to 0.25% until at least mid-2013 and, in September, with the intention of exerting downward pressure on longer-term interest rates, it decided to extend the average maturity of its securities portfolio by selling US$400bn of short-term Treasury securities and buying an equivalent amount of longer-term Treasury securities in their place. These moves helped stabilise financial asset prices in the final quarter of the year.

The annual rate of GDP growth in Canada slowed in 2011 to 2.4% from 3.2% in 2010. Slower economic growth in the US and other export partners in Europe held back the rate of growth and a slowdown in the pace of job creation dampened the growth of consumer spending as well. Higher energy prices contributed to a rise in inflation, leading to an increase in the annual rate of core CPI inflation to 2.9% from 1.8% the year before. The Bank of Canada held its policy interest rate steady at 1.0% in 2011.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Total US$m
2011
US	(2,861)	431	567	83	782	(998)
Canada	147	545	265	–	8	965
Bermuda	49	26	43	7	9	134
Other	–	–	–	–	(1)	(1)
	(2,665)	1,002	875	90	798	100
2010
US	(2,305)	402	1,284	113	(39)	(545)
Canada	131	505	227	–	4	867
Bermuda	58	32	38	(3)	7	132
Other	–	–	–	1	(1)	–
	(2,116)	939	1,549	111	(29)	454
2009
US69	(5,275)	158	488	(49)	(3,626)	(8,304)
Canada	34	347	142	–	(100)	423
Bermuda	60	37	36	(2)	10	141
Other	–	1	1	1	(1)	2
	(5,181)	543	667	(50)	(3,717)	(7,738)
For footnotes, see page 95.

Review of performance

Our operations in North America reported a profit before tax of US$100m in 2011, compared with US$454m in 2010, a decrease of 78%. Reported profits included favourable movements on our own debt designated at fair value of US$970m resulting from changes in credit spreads, compared with favourable movements of US$142m and a gain of US$66m on the sale of our stake in the Wells Fargo HSBC Trade Bank in 2010. On an underlying basis, which excludes the above, we reported a pre-tax loss of US$870m in 2011 compared with a profit before tax of US$285m in 2010.

Our 2011 North America results continued to be affected by the pace of recovery of the US economy, in particular the decline in house prices and high levels of unemployment, as well as the impact of proposed regulatory changes and ongoing compliance initiatives. We expect these factors, as well as the ongoing delays in foreclosure processes, to continue to affect our results going forward.

The reduction in our underlying profit was partly attributable to a decline in GB&M driven by higher costs, mainly from compliance and remediation, lower releases of collective loan impairment allowances and reduced trading income, which in part reflected the non-recurrence of price appreciation on assets in the legacy credit portfolio. In our consumer finance portfolios, revenue continued to decline following the reduction in lending balances, and adverse fair value movements on non-qualifying hedges increased reflecting lower long-term US interest rates. However, these effects were partly offset by a corresponding decline in loan impairment charges.

Performance in the second half of 2011 deteriorated, driven by an increase in adverse fair value movements on non-qualifying hedges as US long-term interest rates declined reflecting increased concerns regarding the pace of US economic recovery and ongoing eurozone concerns. In addition, there was a marked rise in loan impairment charges in our run-off portfolio, reflecting deterioration in delinquency rates, and higher estimated costs to obtain and realise collateral, both related to the industry-wide delays in foreclosure processing.

Our Canadian business continued to perform strongly during 2011. Profit before tax increased by 4% to US$955m driven by improved credit quality in our CMB business, while in GB&M, higher pre-tax profits were driven by a rise in revenue from Balance Sheet Management.

In 2011, we made significant progress in our strategy for our North American businesses. In the second half of 2011, we announced the sale of our Card and Retail Services business to Capital One Financial Group, which we expect to complete in the

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

first half of 2012. We also announced the sale of 195 non-strategic branches, principally in upstate New York, to First Niagara Bank, N.A. We expect this transaction to close in stages, commencing in the second quarter of 2012. These transactions remain subject to regulatory approval. In addition, we announced the disposal of our Canadian investment advisory business and sold our private equity businesses in the US and Canada as well as the cessation of life insurance manufacturing in the US, with effect from January 2012.

The results of our Card and Retail Services business can be seen on page 88. We expect the sale of this business to have a significant impact on both the revenue and profitability of our North America operations going forward.

In 2011, we incurred charges of US$236m (2010: US$13m) associated with restructuring activities in North America which included the impairment of software development costs. In addition we reduced the size of many of our support functions to correspond to the reduced scale of our operations in the region. During 2011 we achieved about US$240m of sustainable savings.

In RBWM, we remained focused on managing down the residual balances in our run-off CML portfolio. We also continued to direct efforts towards the expansion of wealth management and Premier propositions.

In our CMB and GB&M businesses, we continued to proactively target companies that trade and invest internationally. In 2011, we increased the number of CMB relationship managers in areas with strong international connectivity, including the US West Coast, Texas, Florida and central Canada. We grew revenue from the sale of GB&M products to CMB customers and, in GB&M, we continued to interconnect our operations across the Americas to deliver more integrated solutions for our customers.

Net interest income declined by 8% to US$11.5bn, primarily due to lower lending balances in HSBC Finance resulting from the continued run-off of the residual balances in the CML portfolio, as well as the sale of our vehicle finance portfolio in 2010. In Card and Retail Services, lower net interest income reflected a reduction in lending balances despite higher customer spending, as our customers continued to reduce outstanding credit card debt. It was also affected by lower yields due to the effects of the US Credit Card Accountability, Responsibility and Disclosure Act (‘CARD Act’), which included restrictions on the repricing of delinquent accounts. These reductions were partly offset by a fall in our cost of funds.

Net interest income from Balance Sheet Management activities increased compared with 2010, largely driven by an increase in securities holdings in the US investment portfolio, and favourable positioning for interest rate movements in Canada.

Net fee income fell by 10% to US$3.3bn reflecting the closure of our Taxpayer Financial Services business and the sale of our vehicle finance loan portfolio and loan servicing platform in 2010.

In our Card and Retail Services business fee income reduced, driven by lower late and overlimit fees reflecting reduced delinquencies and fewer accounts, as well as the effect of customers actively seeking to reduce credit card debt and the CARD Act. In addition, fee expense rose as revenue-share payments to our credit card partners increased as improved portfolio performance resulted in increased cash flows. The decline in net fee income was partly offset by a reduction in fees written off reflecting lower fees billed to our customers and improved credit quality.

Net trading expense of US$362m compared with net trading income of US$319m in 2010, primarily driven by an increase in adverse fair value movements on non-qualifying hedges used to economically hedge floating rate debt issued by HSBC Finance. This was due to a decrease in long-term US interest rates, reflecting heightened concerns regarding the pace of US economic recovery and the ongoing eurozone crisis. These rates declined to a greater extent than in 2010, resulting in adverse fair value movements of US$1.1bn in 2011 compared with US$353m in 2010.

In GB&M, trading income declined by 29% as revenue in the legacy credit portfolio was adversely affected by the non-recurrence of price appreciation on assets, as well as a 2010 gain from a legal settlement of US$89m relating to certain loans previously purchased for resale from a third party which did not recur, and the exit from the Bank Notes business in 2010. This decline was partly offset by a rise in foreign exchange and metals revenue, reflecting greater client activity and increased price volatility resulting from global economic uncertainty. Metals revenue also benefited from a rally in precious metal prices. In addition, growth in revenue from Rates was driven by an increase in new deal activity. In RBWM, charges for loan repurchase obligations relating to loans previously sold fell from US$341m to US$92m.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Gains less losses from financial investments increased by 82% following the sale of available-for-sale debt securities in the Balance Sheet Management portfolio. These transactions were undertaken to manage portfolio risk and duration.

Other operating income increased by 37% to US$226m due to the non-recurrence of losses on the sale of our vehicle finance loan portfolio in 2010. This was partly offset by adverse movements in the PVIF asset within the insurance business reflecting assumption updates, including an increase in expected expense rates and updates to mortality, as well as the non-recurrence of a US$56m gain on the sale of our New York headquarters in 2010.

Loan impairment charges and other credit risk provisions decreased by 16% to US$7.0bn, the lowest reported level since 2006.

Loan impairment charges in the CML portfolio fell reflecting the continued run-off, partly offset by higher costs to obtain collateral and delays in the timing of expected cash flows from our real estate secured portfolio as a result of the delays in processing foreclosures. Loan impairment charges increased in the second half of 2011 following a deterioration in delinquency and the adverse effects of the continued disruption to foreclosures.

We anticipate delinquency and write-off levels in the CML portfolio will remain under pressure in 2012 as the US economic environment continues to affect our business, as well as from foreclosure delays. The magnitude of these trends will largely be dependent on economic recovery, including unemployment rates and improvements in the housing market.

In our Card and Retail Services business, loan impairment charges and other credit risk provisions declined by 26% to US$1.6bn driven by lower lending balances and improved delinquency rates as overall credit quality improved.

Further commentary on delinquency trends in the US RBWM portfolios is provided in ‘Areas of special interest – US personal lending’ on page 124.

In CMB, loan impairment charges and other credit risk provisions declined by 68%, with significant reductions in both Canada and the US.

This was mainly due to lower lending balances and improved credit quality in Canada. In the US the decline was mainly in the commercial real estate and mid-market sectors, while loan impairment charges in Business Banking also declined reflecting improved credit quality and lower delinquency levels. This was partly offset by a specific loan impairment charge associated with the downgrade of a commercial real estate loan exposure.

The reduction in loan impairment charges and other credit risk provisions was partly offset by an increase in GB&M reflecting lower releases of collective loan impairment allowances than in 2010. In addition, 2011 included an individually assessed loan impairment charge associated with a corporate lending relationship.

Operating expenses increased by 7% to US$8.9bn, including an increase in litigation provisions and a new provision of US$257m related to US mortgage foreclosure servicing costs. In addition, we incurred a charge of US$48m associated with costs expected to arise from foreclosure delays involving loans serviced for GSEs. During 2011, restructuring initiatives resulted in charges of US$236m, while in 2010 operating expenses benefited from a pension curtailment gain of US$147m.

Operating expenses also increased in our GB&M business. This largely reflected higher legal and compliance costs, and an increase in staff costs which included higher amortisation charges for previous years’ performance shares and accelerated expense recognition of current year deferred bonus awards. The drivers of expense growth in North America were in part offset by lower costs following the sale of the vehicle finance servicing operation in 2010 and the closure of Taxpayer Financial Services, as well as lower marketing expenses in our Card and Retail Services business. Our third party collection costs were also lower, reflecting reduced delinquencies and the continued run-off of lending balances in the CML portfolio.

We expect that costs incurred in ensuring that we satisfy requirements relating to our mortgage foreclosure process will increase our operating expenses in the future.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

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

Review of performance

In North America, a reported profit before tax of US$454m in 2010 compared with a loss of US$7.7bn in 2009. On an underlying basis, the pre-tax profit of US$246m compared with a pre-tax loss of US$4.0bn. The improved performance was largely due to a marked decline in loan impairment charges in our Card and Retail Services business and run-off portfolios, partly offset by lower revenue reflecting a reduction in lending balances, the effects of the CARD Act and adverse fair value movements on non-qualifying hedges.

Our results in 2011 will continue to be affected in general terms by the strength of the US economy and the impact of proposed regulatory changes on our business and, specifically, by the extent to which unemployment rates improve and the recovery in the housing market is sustained.

In 2010, we continued to reposition our core businesses and we remained focused on managing down our run-off assets. In addition, we made progress with the changes required to conform with new regulatory frameworks and policies.

In our core RBWM business, we continued to grow our Premier proposition, with customer numbers increasing by 37% to over 700,000, and we expanded our branch network, opening five new branches in the states of California, Maryland and Virginia. Our Card and Retail Services business continued to be profitable, despite a decline in lending balances as customers reduced their outstanding credit card debt.

In CMB, we increased pre-tax profits by 51% to US$873m as credit quality improved and we grew our revenue through repricing. In line with our global strategy to be the leading international business bank, CMB actively targeted the growing number of companies with international banking requirements achieving a 28% increase in referral volumes to other HSBC sites, and GB&M drove cross-regional and cross-global business connectivity. GB&M and GPB also continued to appeal to internationally focused customers, attracted by the Group’s presence in both emerging and developed markets.

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

Average customer deposit balances increased in RBWM and CMB as we continued to grow our customer base. In GB&M, our increased deposit base reflected a rise in repurchase transactions. Deposit spreads improved, despite falling interest rates, mainly due to repricing as competitive pressures eased.

85a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

Loan impairment charges and other credit risk provisions decreased by 47% to US$8.3bn, the lowest level since 2006. Although most significant in RBWM, the decline was across all businesses as the economy generally improved in 2010.

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

85b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax
Net interest income	8,931	1,528	893	187	9	(68)	11,480
Net fee income/(expense)	1,836	551	773	149	(1)	–	3,308
Trading income/(expense) excluding net interest income	(946)	34	261	17	(26)	–	(660)
Net interest income/(expense) on trading activities	25	1	205	–	(1)	68	298

Net trading income/(expense)[56]	(921)	35	466	17	(27)	68	(362)

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	967	–	967
Net income/(expense) from other financial instruments designated at fair value	–	–	(5)	–	2	–	(3)

Net income/(expense) from financial instruments designated at fair value	–	–	(5)	–	969	–	964
Gains less losses from financial investments	58	7	195	–	2	–	262
Dividend income	15	9	13	3	–	–	40
Net earned insurance premiums	236	–	–	–	–	–	236
Other operating income	(125)	110	193	11	2,244	(2,207)	226

Total operating income	10,030	2,240	2,528	367	3,196	(2,207)	16,154

Net insurance claims[65]	(154)	–	–	–	–	–	(154)

Net operating income[52]	9,876	2,240	2,528	367	3,196	(2,207)	16,000

Loan impairment (charges)/ recoveries and other credit risk provisions	(6,929)	(105)	(11)	30	(1)	–	(7,016)

Net operating income	2,947	2,135	2,517	397	3,195	(2,207)	8,984

Total operating expenses	(5,615)	(1,166)	(1,642)	(307)	(2,396)	2,207	(8,919)

Operating profit/(loss)	(2,668)	969	875	90	799	–	65

Share of profit/(loss) in associates and joint ventures	3	33	–	–	(1)	–	35

Profit/(loss) before tax	(2,665)	1,002	875	90	798	–	100

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(12.2)	4.6	4.0	0.4	3.7		0.5
Cost efficiency ratio	56.9	52.1	65.0	83.7	75.0		55.7

Balance sheet data[49]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	86,490	32,215	19,289	4,753	–		142,747
– assets held for sale (disposal groups)	31,058	520	–	–	–		31,578
Total assets	144,278	43,747	320,783	7,138	10,378	(22,022)	504,302
Customer accounts reported in:
– customer accounts	63,558	47,003	30,465	14,862	94		155,982
– liabilities of disposal groups held for sale	10,104	5,040	–	–	–		15,144

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	2010
	Retail Banking and Wealth Manage- ment[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	9,912	1,525	952	190	(71)	(69)	12,439
Net fee income/(expense)	2,142	534	845	149	(6)	–	3,664

Trading income/(expense) excluding net interest income	(472)	17	563	13	(12)	–	109
Net interest income on trading activities	24	2	93	–	17	69	205

Net trading income/(expense)[56]	(448)	19	656	13	5	69	314

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	111	–	111
Net income/(expense) from other financial instruments designated at fair value	6	–	(2)	–	(4)	–	–

Net income/(expense) from financial instruments designated at fair value	6	–	(2)	–	107	–	111
Gains less losses from financial investments	5	(6)	141	–	3	–	143
Dividend income	18	7	12	3	2	–	42
Net earned insurance premiums	245	–	–	–	–	–	245
Other operating income	(250)	242	71	15	2,351	(2,196)	233

Total operating income	11,630	2,321	2,675	370	2,391	(2,196)	17,191

Net insurance claims[65]	(148)	–	–	–	4	–	(144)

Net operating income[52]	11,482	2,321	2,675	370	2,395	(2,196)	17,047

Loan impairment (charges)/ recoveries and other credit risk provisions	(8,194)	(323)	184	38	–	–	(8,295)

Net operating income	3,288	1,998	2,859	408	2,395	(2,196)	8,752

Total operating expenses	(5,408)	(1,081)	(1,310)	(297)	(2,422)	2,196	(8,322)

Operating profit/(loss)	(2,120)	917	1,549	111	(27)	–	430

Share of profit/(loss) in associates and joint ventures	4	22	–	–	(2)	–	24

Profit/(loss) before tax	(2,116)	939	1,549	111	(29)	–	454

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(11.1)	5.0	8.1	0.6	(0.2)		2.4
Cost efficiency ratio	47.1	46.6	49.0	80.3	101.1		48.8

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	131,194	30,277	24,338	4,723	–		190,532
Total assets	154,204	39,213	306,298	5,824	9,373	(22,425)	492,487
Customer accounts	76,817	46,425	22,324	12,812	108		158,486

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	11,244	1,391	999	178	(84)	(58)	13,670
Net fee income	3,300	453	919	142	3	–	4,817

Trading income/(expense) excluding net interest income	257	(10)	(179)	(3)	(30)	–	35
Net interest income/(expense) on trading activities	60	3	175	(1)	1	58	296

Net trading income/(expense)[56]	317	(7)	(4)	(4)	(29)	58	331

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(3,497)	–	(3,497)
Net income from other financial instruments designated at fair value	–	–	–	–	1	–	1

Net expense from financial instruments designated at fair value	–	–	–	–	(3,496)	–	(3,496)
Gains less losses from financial investments	16	3	277	–	–	–	296
Dividend income	21	5	27	2	(2)	–	53
Net earned insurance premiums	309	–	–	–	–	–	309
Other operating income	1	162	325	11	1,828	(1,761)	566

Total operating income/(expense)	15,208	2,007	2,543	329	(1,780)	(1,761)	16,546
Net insurance claims[65]	(241)	–	–	–	–	–	(241)

Net operating income/ (expense)[52]	14,967	2,007	2,543	329	(1,780)	(1,761)	16,305
Loan impairment charges and other credit risk provisions	(14,424)	(519)	(621)	(98)	(2)	–	(15,664)

Net operating income/ (expense)	543	1,488	1,922	231	(1,782)	(1,761)	641
Total operating expenses	(5,724)	(958)	(1,255)	(281)	(1,934)	1,761	(8,391)

Operating profit/(loss)	(5,181)	530	667	(50)	(3,716)	–	(7,750)
Share of profit/(loss) in associates and joint ventures	–	13	–	–	(1)	–	12

Profit/(loss) before tax	(5,181)	543	667	(50)	(3,717)	–	(7,738)
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(73.1)	7.7	9.4	(0.7)	(52.6)		(109.3)
Cost efficiency ratio	38.2	47.7	49.4	85.4	(108.7)		51.5

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	151,671	31,292	18,654	5,236	–		206,853
Total assets	179,079	38,232	260,649	6,572	2,071	(11,589)	475,014
Customer accounts	74,228	42,900	19,095	12,834	100		149,157

For footnotes, see page 95.

87a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

North America RBWM – profit/(loss) before tax and balance sheet data

	2011				2010
	Card and Retail Services US$m	Run-off portfolios US$m	Rest of RBWM US$m	North America RBWM US$m	Card and Retail Services US$m	Run-off portfolios US$m	Rest of RBWM US$m	North America RBWM US$m
Profit/(loss) before tax
Net interest income	4,128	2,990	1,813	8,931	4,727	3,404	1,781	9,912
Net fee income/(expense)	1,273	(49)	612	1,836	1,333	55	754	2,142

Trading income/(expense) excluding net interest income	–	(1,145)	199	(946)	–	(377)	(95)	(472)
Net interest income on trading activities	–	–	25	25	–	–	24	24

Net trading income/(expense)[56]	–	(1,145)	224	(921)	–	(377)	(71)	(448)

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	6	6

Net income from financial instruments designated at fair value	–	–	–	–	–	–	6	6
Gains less losses from financial investments	–	55	3	58	–	5	–	5
Dividend income	–	5	10	15	3	3	12	18
Net earned insurance premiums	–	230	6	236	–	236	9	245
Other operating income	61	(185)	(1)	(125)	52	(253)	(49)	(250)

Total operating income	5,462	1,901	2,667	10,030	6,115	3,073	2,442	11,630
Net insurance claims[65]	–	(156)	2	(154)	–	(152)	4	(148)

Net operating income[52]	5,462	1,745	2,669	9,876	6,115	2,921	2,446	11,482
Loan impairment charges and other credit risk provisions	(1,600)	(4,982)	(347)	(6,929)	(2,174)	(5,811)	(209)	(8,194)

Net operating income/(expense)	3,862	(3,237)	2,322	2,947	3,941	(2,890)	2,237	3,288
Total operating expenses	(1,801)	(1,238)	(2,576)	(5,615)	(1,962)	(1,190)	(2,256)	(5,408)

Operating profit/(loss)	2,061	(4,475)	(254)	(2,668)	1,979	(4,080)	(19)	(2,120)
Share of profit in associates and joint ventures	–	3	–	3	–	4	–	4

Profit/(loss) before tax	2,061	(4,472)	(254)	(2,665)	1,979	(4,076)	(19)	(2,116)
	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	9.4	(20.4)	(1.2)	(12.2)	10.4	(21.4)	(0.1)	(11.1)
Cost efficiency ratio	33.0	70.9	96.5	56.9	32.1	40.7	92.2	47.1

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers (net) reported in:
– loans and advances to customers	–	43,543	42,947	86,490	30,710	55,010	45,474	131,194
– assets held for sale (disposal groups)	29,137	–	1,921	31,058	–	–	–	–
Total assets	30,635	56,830	56,813	144,278	32,044	70,587	51,573	154,204
Customer accounts reported in:
– customer accounts	–	–	63,558	63,558	–	–	76,817	76,817
– liabilities of disposal groups held for sale	–	–	10,104	10,104	–	–	–	–

For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A., HSBC Bank Argentina S.A. and HSBC Bank (Panama) S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico, Argentina and Panama.

	2011 US$m	2010 US$m	2009 US$m

Net interest income	6,956	6,311	5,573
Net fee income	1,781	1,749	1,729
Net trading income	1,378	733	848
Other income	1,338	938	874

Net operating income[52]	11,453	9,731	9,024

Impairment charges[53]	(1,883)	(1,544)	(2,526)

Net operating income	9,570	8,187	6,498

Total operating expenses	(7,255)	(6,394)	(5,375)

Operating profit	2,315	1,793	1,123

Income from associates[54]	–	2	1

Profit before tax	2,315	1,795	1,124
Cost efficiency ratio	63.3%	65.7%	59.6%
RoRWA[55]	2.3%	2.0%	1.4%
Year-end staff numbers	54,035	56,044	54,288

Underlying pre-tax profit driven by

strong revenue growth

and operating expense discipline

14%

growth in CMB lending balances

Strong increase

in sales of GB&M products

to CMB customers

For footnotes, see page 95.

The commentary on Latin America is on an underlying basis unless stated otherwise.

Economic background

In Brazil, economic growth in 2011 slowed more quickly than expected, and is anticipated to have ended the year with the economy growing at an annual rate of 3%. While the fallout from the crisis in the eurozone contributed to the slowdown, it was mostly attributable to an easing in domestic demand following a tightening in monetary conditions in response to rising inflation. By the end of 2011 inflation had fallen to 6.5% after peaking at around 7.5% in June. This allowed the government to reverse much of the policy tightening implemented in early 2011.

Mexico’s economy maintained a robust rate of growth in 2011, although export growth moderated at the end of the year on the back of lower external demand. By contrast, domestic demand continued to strengthen, reflecting the greater availability of credit, growth in wages and a steady reduction in unemployment. GDP grew at an annual rate of 3.9% in 2011. The annual rate of CPI inflation rose at the end of 2011 to 3.8% due to a rebound in some agricultural prices and exchange rate depreciation. The Central Bank of Mexico maintained its policy interest rate at 4.5% throughout the year.

In Argentina, during the first three quarters of 2011, real GDP increased by 9.4% compared with the same period in 2010, mainly from increases in consumption of 11.3% and in gross fixed investment of 19.9%. The annual rate of CPI inflation remained high and the GDP deflator measure of inflation accelerated to 16.4% in the third quarter of 2011.

Review of performance

In Latin America, our operations reported a profit before tax of US$2.3bn in 2011, an increase of 29% compared with 2010. On an underlying basis, which excludes a gain of US$83m from the sale of HSBC Afore (the Mexican pension administration business), profit before tax increased by 21%. This was driven by strong growth in lending balances in our CMB and RBWM businesses in Brazil, which reflected the favourable economic environment. Improved revenue in GB&M arose from higher income from foreign exchange driven by greater volatility and an increase in client activity, while growth in insurance revenue followed an increase in our sales force. This was partly offset by cost growth driven by restructuring initiatives, inflationary pressures and business growth, while a rise in loan impairment charges and other credit risk provisions reflected the strong rise in lending, particularly in Brazil.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Total US$m
2011
Argentina	91	107	148	–	(2)	344
Brazil	241	566	515	13	(105)	1,230
Mexico	403	129	268	4	(178)	626
Panama	23	59	52	3	(9)	128
Other	(55)	6	66	–	(30)	(13)

	703	867	1,049	20	(324)	2,315
2010
Argentina	89	90	105	–	–	284
Brazil	151	382	430	6	64	1,033
Mexico	174	24	210	4	(11)	401
Panama	48	57	33	2	–	140
Other	(100)	1	51	(2)	(13)	(63)

	362	554	829	10	40	1,795
2009
Argentina	25	86	121	–	–	232
Brazil	(202)	211	493	5	3	510
Mexico	(24)	66	223	7	–	272
Panama	69	55	24	–	–	148
Other	(54)	(19)	40	(1)	(4)	(38)

	(186)	399	901	11	(1)	1,124

For footnote, see page 95.

During 2011, we made progress in the execution of our regional strategy while also improving the efficiency of our operations. We recruited additional relationship managers in our CMB businesses in Brazil to support business growth, particularly from Business Banking and mid-market customers and the increasing number of businesses with international requirements. We increased our focus on sales and customer service with the addition of relationship managers in RBWM in Brazil, and opened 14 new branches in Argentina to capture opportunities arising from demographic changes and upward social mobility.

In order to improve the risk profile of our RBWM business we continued to reposition our lending portfolio towards higher credit-quality customers, notably by building long-term relationships with customers. In Brazil, we increased our focus on secured lending and wealth management products.

In GB&M, our pre-tax profits increased to over US$1.0bn in 2011 as we continued to utilise the connectivity of the HSBC network to serve the growing number of global corporate businesses in Latin America. During 2011, our GB&M sales force actively targeted our CMB customer base and achieved strong growth in revenue compared with

2010, most notably from the sale of GB&M foreign exchange products.

To enhance efficiency, we restructured our regional and country support functions, and in Mexico we consolidated the branch network, reducing it by 43 in the last quarter of 2010 and 77 in 2011. In the second half of 2011 we completed the sale of HSBC Afore and our retail banking operations in Chile. As a consequence, we reduced staff numbers by more than 1,900 in 2011.

In January 2012, we entered into an agreement to sell our operations in Costa Rica, Honduras and El Salvador. We expect to complete this transaction during 2012, subject to regulatory approval.

Net interest income rose by 7% to US$7.0bn, driven by growth in average lending balances in both 2010 and in 2011. This was mainly in CMB and RBWM, reflecting favourable economic conditions and growing consumer demand, partly offset by a rise in internal funding costs on higher balances of reverse repos and government bonds held for trading. In CMB, we grew our average customer lending balances, particularly in Brazil, reflecting the favourable economic conditions, the increase in our customer base and our investment in relationship managers. The rise was mainly in working capital products following marketing campaigns and new

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

product launches, while higher overdraft balances arose from increased utilisation rates. We also grew our trade-related lending in response to strong customer demand and our focus on sales to customers with international connectivity. In RBWM, increased average lending balances and strong lending growth in 2011 led to higher net interest income, mainly in Brazil and Argentina, reflecting economic growth, lower unemployment and increased household income. This was partly offset by a compression of asset spreads in Mexico and Brazil as an increased proportion of our lending book comprised secured, lower-yielding products.

Net fee income declined marginally, driven by a reduction in Mexico where regulatory changes relating to ATM transactions resulted in a reduction in the fees we were able to charge for use of our network. Credit card fees in Mexico declined as a result of lower balances. This was partly offset by growth in fee income from our CMB business in Brazil, mainly in Payments and Cash Management and Account Services, reflecting increased volumes.

Net trading income was 82% higher than in 2010. The majority of the increase was in Brazil due to a rise in net interest income earned on trading activities resulting from an increase in reverse repos and government bonds held for trading. The cost of internally funding these assets also increased, but the related interest expense is reported within ‘Net interest income’. Additionally, trading income in Brazil increased as a result of higher revenue from sales of foreign exchange products reflecting market volatility, while in Mexico higher trading income was due to the completion of a small number of individually large derivative transactions in GB&M.

Net income from financial instruments designated at fair value was 26% higher than in 2010, mainly due to growth in premiums from unit-linked pension products in Brazil which resulted in an increase in the underlying financial assets. Since investment income accruing from these assets was largely attributable to policyholders, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments rose by 36%, mainly due to a gain on the sale of shares in a Mexican listed company and increased gains from the sale of debt securities in Argentina.

Net insurance premiums increased by 26% to US$2.7bn. This was mainly in Brazil, reflecting strong growth in sales of unit linked pension and life and credit protection products, following an increase in the sales force and targeted sales campaigns. In

Argentina, strong growth in net insurance premiums was mainly attributable to volume growth and the repricing of motor insurance policies in response to inflationary pressures. In Mexico, a rise in net insurance premiums was principally due to higher sales of an endowment product and improved term life lapse rates. The growth in net insurance premiums, as well as the increase in policyholder assets described above, resulted in corresponding increases in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income of US$244m was 74% higher than in 2010 due to gains of US$61m resulting from the sale and leaseback of branches in Mexico. In addition, there was a net increase in the PVIF in Brazil and Mexico as a result of higher life insurance sales, partly offset by a net decrease from experience and assumption updates in addition to a higher unwind of cash flows from the growing in-force book.

Loan impairment charges and other credit risk provisions rose by 17% to US$1.9bn. The increase was mainly in Brazil driven by strong lending growth in RBWM and CMB, as well as worsening delinquency in the second half of 2011, notably in the credit card and Business Banking portfolios. In addition, higher loan impairment charges included a significant individually assessed loan impairment charge related to a single commercial customer.

Loan impairment charges and other credit risk provisions in Mexico declined by 28% reflecting the continued managed decline of the higher risk sections of the credit card portfolio, as well as improvements to both the collections and credit quality of the portfolio following targeted sales campaigns and enhanced pre-screening.

Operating expenses were 10% higher than in 2010. In 2011, we incurred US$338m of restructuring costs, the majority of which are reported in ‘Other’, as we took steps to improve the ongoing efficiency of our operations in the region, including cancelling certain regional projects, restructuring regional and country support functions and consolidating the branch network in Mexico.

In addition, operating expenses were adversely affected by inflationary pressures across the region, as well as union agreed wage increases and a rise in volume-driven transactional taxes in Brazil and Argentina. Sustainable savings of about US$220m resulting from the restructuring and organisational effectiveness programmes enabled investment in strategic initiatives, including the recruitment of additional relationship managers.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

2010 compared with 2009

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

Review of performance

Our operations in Latin America reported pre-tax profits of US$1.8bn compared with US$1.1bn in 2009, largely reflecting the strong performance in Brazil, which recorded pre-tax profits in excess of US$1bn for the first time. On an underlying basis, pre-tax profits increased by 49% as loan impairment charges declined, reflecting better economic conditions and actions taken to improve asset quality by managing down riskier portfolios and enhancing risk management processes. Revenue was marginally lower as trading income declined from the strong performance recorded in 2009 and fee income fell due to reduced transaction volumes, although this was largely offset by increased income from Balance Sheet Management.

In RBWM, spreads tightened in Mexico as lending was refocused from higher-yielding consumer loans to higher quality assets. The managing down of certain portfolios in Brazil and Mexico and the strengthening of underwriting and collections processes resulted in an overall increase in pre-tax profit in RBWM. Across the region we continued to focus on new customer acquisition in the mass affluent market segment through our Premier and Advance propositions. The number of Premier customers increased to over 790,000 at 31 December 2010. Advance was launched in Brazil, Mexico, Argentina, Panama and Chile in 2010 and customer numbers exceeded 425,000 at the end of the year. The insurance business continued to perform strongly, with revenue growing in Brazil, Mexico and Argentina due to the improving economic conditions.

The regional economic recovery and our focus on growing the CMB business drove increased domestic lending in our major markets. GB&M and CMB both benefited from our global connectivity by increasing intra-regional and inter-regional business, with GB&M in particular contributing to other regions and global businesses through increased cross-referrals. Our operations in Brazil and mainland China worked closely together on a number of initiatives, including the completion of the first renminbi-denominated trade settlement in the region. Dedicated sales desks were established in mainland China and Hong Kong to support our Latin America customers and promote trade with Brazil.

Net interest income increased by 4% to US$6.3bn. Increased volumes of financial investments, a decline in the cost of funding trading positions as market interest rates fell and a change in the portfolio mix to higher-yielding longer-term assets drove a rise in revenue from Balance Sheet Management.

Average customer lending balances fell in RBWM, as certain portfolios were managed down, notably in credit cards in Mexico and other higher-risk personal loan balances in Mexico and Brazil. However, year-end balances were higher than in 2009 as we reversed the decline in customer lending by selectively growing certain portfolios. Demand-driven lending increased in CMB and GB&M in Brazil and Argentina while, in Mexico, increased average lending balances in CMB were attributable to the continued strategy of targeting state and municipal customers.

91a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Our operations in Brazil actively grew customer account balances to fund loan growth and meet higher liquidity requirements following regulatory changes. In Mexico and Argentina, sales and marketing initiatives supported by product and channel enhancements resulted in an increase in current and savings account balances. However, the benefit was partly offset by tighter spreads on customer accounts as a result of decreased market interest rates in Mexico and Argentina.

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

Net earned insurance premiums increased marginally to US$2.1bn, driven by improved economic conditions which resulted in higher sales of policies in Brazil and Argentina through the branch network and a rise in premiums in Mexico. This, combined with repricing initiatives in Argentina and higher contributions in the pension-linked product in Brazil from RBWM and CMB customers, resulted in increased premiums.

Net insurance claims incurred and movement in liabilities to policyholders of US$1.8bn declined by 9%, mainly in pension-linked products in Brazil as lower investment gains were allocated to policyholders. This was partly offset by an increase related to higher premiums in Argentina and Mexico.

Loan impairment charges and other credit risk provisions declined by 44% in 2010 to US$1.5bn. In RBWM, the reduction in loan impairment charges reflected a significant decline in the size of the credit card portfolio in Mexico and an improvement in its quality as a result of repositioning the portfolio towards higher quality customers, tighter origination criteria and improved collection practices. Loan impairment charges also declined in Brazil, primarily in consumer finance portfolios including motor vehicle finance and payroll loans, as economic conditions improved and these portfolios were managed down. In CMB, loan impairment charges fell, largely in Brazil, as improved economic conditions and better credit quality resulted in lower specific impairment charges, while in Mexico loan impairment charges remained broadly unchanged.

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

91b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	4,519	2,229	882	25	(7)	(692)	6,956
Net fee income	939	610	196	36	–	–	1,781

Trading income/(expense) excluding net interest income	68	106	372	5	(7)	–	544
Net interest income on trading activities	–	–	134	–	8	692	834

Net trading income[56]	68	106	506	5	1	692	1,378
Net income from financial instruments designated at fair value	424	124	2	–	–	–	550
Gains less losses from financial investments	11	1	124	1	–	–	137
Dividend income	10	3	1	–	–	–	14
Net earned insurance premiums	2,068	551	34	–	–	–	2,653
Other operating income	265	57	32	2	222	(250)	328

Total operating income	8,304	3,681	1,777	69	216	(250)	13,797
Net insurance claims[65]	(1,850)	(478)	(16)	–	–	–	(2,344)

Net operating income[52]	6,454	3,203	1,761	69	216	(250)	11,453
Loan impairment charges and other credit risk provisions	(1,369)	(501)	(12)	–	(1)	–	(1,883)

Net operating income	5,085	2,702	1,749	69	215	(250)	9,570
Total operating expenses	(4,382)	(1,835)	(700)	(49)	(539)	250	(7,255)

Operating profit/(loss)	703	867	1,049	20	(324)	–	2,315
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	703	867	1,049	20	(324)	–	2,315

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.2	4.0	4.8	0.1	(1.5)		10.6
Cost efficiency ratio	67.9	57.3	39.8	71.0	249.5		63.3

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,025	25,834	11,011	62	6		55,938
Total assets	39,231	38,410	66,241	1,660	417	(1,070)	144,889
Customer accounts	28,629	24,050	18,940	7,079	62		78,760

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	2010
	Retail Banking and Wealth Manage- ment[17] US$m	Commercial Banking US$m	Global Banking and Markets[17] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit before tax

Net interest income	3,979	1,671	772	20	121	(252)	6,311
Net fee income/(expense)	1,006	526	191	32	(6)	–	1,749

Trading income/(expense) excluding net interest income	35	72	370	3	(27)	–	453
Net interest income on trading activities	–	–	28	–	–	252	280

Net trading income/(expense)[56]	35	72	398	3	(27)	252	733

Net income from financial instruments designated at fair value	339	85	1	–	–	–	425
Gains less losses from financial investments	6	2	93	–	(3)	–	98
Dividend income	7	2	3	–	–	–	12
Net earned insurance premiums	1,651	374	29	–	–	–	2,054
Other operating income	98	34	15	2	221	(229)	141

Total operating income	7,121	2,766	1,502	57	306	(229)	11,523
Net insurance claims[65]	(1,479)	(297)	(16)	–	–	–	(1,792)

Net operating income[52]	5,642	2,469	1,486	57	306	(229)	9,731
Loan impairment charges and other credit risk provisions	(1,247)	(293)	(4)	–	–	–	(1,544)

Net operating income	4,395	2,176	1,482	57	306	(229)	8,187
Total operating expenses	(4,034)	(1,623)	(653)	(47)	(266)	229	(6,394)

Operating profit	361	553	829	10	40	–	1,793
Share of profit in associates and joint ventures	1	1	–	–	–	–	2

Profit before tax	362	554	829	10	40	–	1,795

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.9	2.9	4.3	0.1	0.2		9.4
Cost efficiency ratio	71.5	65.7	43.9	82.5	86.9		65.7

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	20,823	24,879	12,242	43	–		57,987
Total assets	38,819	35,619	64,635	1,608	196	(939)	139,938
Customer accounts	30,149	24,514	27,810	6,053	–		88,526
For footnotes, see page 95.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	2009
	Retail Banking and Wealth Manage- ment[1][7] US$m	Commercial Banking US$m	Global Banking and Markets[1][7] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[64] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	3,736	1,544	590	19	(5)	(311)	5,573

Net fee income	1,011	490	188	28	12	–	1,729

Trading income excluding net interest income	25	38	573	3	–	–	639
Net interest income/(expense) on trading activities	4	2	(108)	–	–	311	209

Net trading income[56]	29	40	465	3	–	311	848

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	510	12	(38)	–	11	–	495

Net income/(expense) from financial instruments designated at fair value	510	12	(38)	–	11	–	495
Gains less losses from financial investments	90	–	78	–	–	–	168
Dividend income	8	1	2	–	–	–	11
Net earned insurance premiums	1,752	105	43	–	–	–	1,900
Other operating income/(expense)	175	35	19	2	(1)	(97)	133

Total operating income	7,311	2,227	1,347	52	17	(97)	10,857
Net insurance claims[65]	(1,750)	(58)	(25)	–	–	–	(1,833)

Net operating income[52]	5,561	2,169	1,322	52	17	(97)	9,024
Loan impairment (charges)/recoveries and other credit risk provisions	(2,046)	(534)	57	–	(3)	–	(2,526)

Net operating income	3,515	1,635	1,379	52	14	(97)	6,498
Total operating expenses	(3,702)	(1,236)	(478)	(41)	(15)	97	(5,375)

Operating profit/(loss)	(187)	399	901	11	(1)	–	1,123
Share of profit in associates and joint ventures	1	–	–	–	–	–	1

Profit/(loss) before tax	(186)	399	901	11	(1)	–	1,124

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(2.6)	5.6	12.7	0.2	–		15.9
Cost efficiency ratio	66.6	57.0	36.2	78.8	88.2		59.6

Balance sheet data[49]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,748	18,205	9,645	31	–		47,629
Total assets	35,281	23,212	57,446	328	281	(581)	115,967
Customer accounts	30,628	19,775	20,142	2,344	–		72,889

For footnotes, see page 95.

93a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying profit/(loss) before tax

Europe

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	11,250	48	365	11,663	11,001	–	11,001	(2)	(6)
Net fee income	6,371	(55)	176	6,492	6,236	–	6,236	(2)	(4)
Changes in fair value[14]	(198)	198	–	–	2,947	(2,947)	–	1588	–
Other income[15]	5,327	(499)	188	5,016	4,062	–	4,062	(24)	(19)

Net operating income[16]	22,750	(308)	729	23,171	24,246	(2,947)	21,299	7	(8)
Loan impairment charges and other credit risk provisions	(3,020)	–	(112)	(3,132)	(2,512)	–	(2,512)	17	20

Net operating income	19,730	(308)	617	20,039	21,734	(2,947)	18,787	10	(6)
Operating expenses	(15,445)	220	(436)	(15,661)	(17,069)	–	(17,069)	(11)	(9)

Operating profit	4,285	(88)	181	4,378	4,665	(2,947)	1,718	9	(61)
Income from associates	17	–	(14)	3	6	–	6	(65)	100

Profit before tax	4,302	(88)	167	4,381	4,671	(2,947)	1,724	9	(61)

2010 compared with 2009[1][7]

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	12,268	(1)	(189)	12,078	11,250	–	11,250	(8)	(7)
Net fee income	6,267	(210)	(125)	5,932	6,371	–	6,371	2	7
Changes in fair value[14]	(2,841)	2,841	–	–	(198)	198	–	93	–
Other income[15]	7,850	(283)	(104)	7,463	5,327	(362)	4,965	(32)	(33)

Net operating income[1][6]	23,544	2,347	(418)	25,473	22,750	(164)	22,586	(3)	(11)
Loan impairment charges and other credit risk provisions	(5,568)	–	48	(5,520)	(3,020)	–	(3,020)	46	45

Net operating income	17,976	2,347	(370)	19,953	19,730	(164)	19,566	10	(2)
Operating expenses	(13,988)	200	220	(13,568)	(15,445)	–	(15,445)	(10)	(14)

Operating profit	3,988	2,547	(150)	6,385	4,285	(164)	4,121	7	(35)
Income from associates	21	(1)	(2)	18	17	–	17	(19)	(6)

Profit before tax	4,009	2,546	(152)	6,403	4,302	(164)	4,138	7	(35)

For footnotes, see page 95.

93b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Hong Kong

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	4,246	–	(1)	4,245	4,691	–	4,691	10	11
Net fee income	2,962	–	(3)	2,959	3,097	–	3,097	5	5
Changes in fair value[14]	(6)	6	–	–	–	–	–	100	–
Other income[15]	3,000	(136)	(7)	2,857	2,894	–	2,894	(4)	1

Net operating income[16]	10,202	(130)	(11)	10,061	10,682	–	10,682	5	6
Loan impairment charges and other credit risk provisions	(114)	–	–	(114)	(156)	–	(156)	(37)	(37)

Net operating income	10,088	(130)	(11)	9,947	10,526	–	10,526	4	6
Operating expenses	(4,431)	–	2	(4,429)	(4,758)	–	(4,758)	(7)	(7)

Operating profit	5,657	(130)	(9)	5,518	5,768	–	5,768	2	5
Income from associates	35	–	(1)	34	55	–	55	57	62

Profit before tax	5,692	(130)	(10)	5,552	5,823	–	5,823	2	5

2010 compared with 2009[1][7]
	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	4,195	–	(7)	4,188	4,246	–	4,246	1	1
Net fee income	2,669	–	(4)	2,665	2,962	–	2,962	11	11
Changes in fair value[14]	(1)	1	–	–	(6)	6	–	(500)	–
Other income[15]	2,604	–	(6)	2,598	3,000	(136)	2,864	15	10

Net operating income[1][6]	9,467	1	(17)	9,451	10,202	(130)	10,072	8	7
Loan impairment charges and other credit risk provisions	(500)	–	1	(499)	(114)	–	(114)	77	77

Net operating income	8,967	1	(16)	8,952	10,088	(130)	9,958	13	11
Operating expenses	(3,946)	–	6	(3,940)	(4,431)	–	(4,431)	(12)	(12)

Operating profit	5,021	1	(10)	5,012	5,657	(130)	5,527	13	10
Income from associates	8	–	–	8	35	–	35	338	338

Profit before tax	5,029	1	(10)	5,020	5,692	(130)	5,562	13	11

For footnotes, see page 95.

93c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Rest of Asia-Pacific

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	3,828	–	165	3,993	5,102	–	5,102	33	28
Net fee income	1,932	–	99	2,031	2,111	–	2,111	9	4
Changes in fair value[14]	(1)	1	–	–	2	(2)	–
Other income[15]	3,473	(188)	92	3,377	3,498	(181)	3,317	1	(2)

Net operating income[16]	9,232	(187)	356	9,401	10,713	(183)	10,530	16	12
Loan impairment charges and other credit risk provisions	(439)	–	(24)	(463)	(267)	–	(267)	39	42

Net operating income	8,793	(187)	332	8,938	10,446	(183)	10,263	19	15
Operating expenses	(5,143)	–	(213)	(5,356)	(5,806)	–	(5,806)	(13)	(8)

Operating profit	3,650	(187)	119	3,582	4,640	(183)	4,457	27	24
Income from associates	2,252	–	108	2,360	2,831	48	2,879	26	22

Profit before tax	5,902	(187)	227	5,942	7,471	(135)	7,336	27	23

2010 compared with 2009[1][7]
	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	3,539	–	240	3,779	3,828	(31)	3,797	8	–
Net fee income	1,557	–	109	1,666	1,932	(3)	1,929	24	16
Changes in fair value[14]	(3)	3	–	–	(1)	1	–	67	–
Other income[15]	2,910	–	208	3,118	3,473	(197)	3,276	19	5

Net operating income[1][6]	8,003	3	557	8,563	9,232	(230)	9,002	15	5
Loan impairment charges and other credit risk provisions	(896)	–	(74)	(970)	(439)	–	(439)	51	55

Net operating income	7,107	3	483	7,593	8,793	(230)	8,563	24	13
Operating expenses	(4,450)	–	(291)	(4,741)	(5,143)	19	(5,124)	(16)	(8)

Operating profit	2,657	3	192	2,852	3,650	(211)	3,439	37	21
Income from associates	1,543	–	13	1,556	2,252	–	2,252	46	45

Profit before tax	4,200	3	205	4,408	5,902	(211)	5,691	41	29

For footnotes, see page 95.

93d

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Middle East and North Africa

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	1,367	–	(12)	1,355	1,432	–	1,432	5	6
Net fee income	677	–	(4)	673	627	–	627	(7)	(7)
Changes in fair value[14]	–	–	–	–	14	(14)	–	–	–
Other income[15]	366	42	(3)	405	534	(27)	507	46	25

Net operating income[16]	2,410	42	(19)	2,433	2,607	(41)	2,566	8	5
Loan impairment charges and other credit risk provisions	(627)	–	2	(625)	(293)	–	(293)	53	53

Net operating income	1,783	42	(17)	1,808	2,314	(41)	2,273	30	26
Operating expenses	(1,078)	–	8	(1,070)	(1,159)	–	(1,159)	(8)	(8)

Operating profit	705	42	(9)	738	1,155	(41)	1,114	64	51
Income from associates	187	–	(1)	186	337	–	337	80	81

Profit before tax	892	42	(10)	924	1,492	(41)	1,451	67	57

2010 compared with 2009[1][7]

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	1,485	–	(4)	1,481	1,367	–	1,367	(8)	(8)
Net fee income	625	–	(1)	624	677	–	677	8	8
Changes in fair value[14]	–	–	–	–	–	–	–	–	–
Other income[15]	484	–	(1)	483	366	42	408	(24)	(16)

Net operating income[1][6]	2,594	–	(6)	2,588	2,410	42	2,452	(7)	(5)
Loan impairment charges and other credit risk provisions	(1,334)	–	1	(1,333)	(627)	–	(627)	53	53

Net operating income	1,260	–	(5)	1,255	1,783	42	1,825	42	45
Operating expenses	(1,001)	–	3	(998)	(1,078)	–	(1,078)	(8)	(8)

Operating profit	259	–	(2)	257	705	42	747	172	191
Income from associates	196	–	–	196	187	–	187	(5)	(5)

Profit before tax	455	–	(2)	453	892	42	934	96	106

For footnotes, see page 95.

93e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

North America

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	12,439	–	64	12,503	11,480	–	11,480	(8)	(8)
Net fee income	3,664	–	27	3,691	3,308	–	3,308	(10)	(10)
Changes in fair value[14]	142	(142)	–	–	970	(970)	–
Other income[15]	802	(66)	4	740	242	–	242	(70)	(67)

Net operating income[16]	17,047	(208)	95	16,934	16,000	(970)	15,030	(6)	(11)
Loan impairment charges and other credit risk provisions	(8,295)	–	(11)	(8,306)	(7,016)	–	(7,016)	15	16

Net operating income	8,752	(208)	84	8,628	8,984	(970)	8,014	3	(7)
Operating expenses	(8,322)	–	(46)	(8,368)	(8,919)	–	(8,919)	(7)	(7)

Operating profit/(loss)	430	(208)	38	260	65	(970)	(905)
Income from associates	24	–	1	25	35	–	35	46	40

Profit/(loss) before tax	454	(208)	39	285	100	(970)	(870)

2010 compared with 2009[1][7]

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	13,670	–	134	13,804	12,439	–	12,439	(9)	(10)
Net fee income	4,817	–	56	4,873	3,664	–	3,664	(24)	(25)
Changes in fair value[14]	(3,688)	3,688	–	–	142	(142)	–
Other income[15]	1,506	–	12	1,518	802	(66)	736	(47)	(52)

Net operating income[1][6]	16,305	3,688	202	20,195	17,047	(208)	16,839	5	(17)
Loan impairment charges and other credit risk provisions	(15,664)	–	(53)	(15,717)	(8,295)	–	(8,295)	47	47

Net operating income	641	3,688	149	4,478	8,752	(208)	8,544	1,265	91
Operating expenses	(8,391)	–	(103)	(8,494)	(8,322)	–	(8,322)	1	2

Operating profit/(loss)	(7,750)	3,688	46	(4,016)	430	(208)	222
Income from associates	12	–	–	12	24	–	24	100	100

Profit/(loss) before tax	(7,738)	3,688	46	(4,004)	454	(208)	246

For footnotes, see page 95.

93f

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Latin America

2011 compared with 201017

	2010 as reported US$m	2010 adjust- ments[10] US$m	Currency translation[11] US$m	2010 at 2011 exchange rates[12] US$m	2011 as reported US$m	2011 adjust- ments[10] US$m	2011 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	6,311	–	200	6,511	6,956	–	6,956	10	7
Net fee income	1,749	–	54	1,803	1,781	–	1,781	2	(1)
Other income[15]	1,671	–	40	1,711	2,716	(83)	2,633	63	54

Net operating income[16]	9,731	–	294	10,025	11,453	(83)	11,370	18	13
Loan impairment charges and other credit risk provisions	(1,544)	–	(61)	(1,605)	(1,883)	–	(1,883)	(22)	(17)

Net operating income	8,187	–	233	8,420	9,570	(83)	9,487	17	13
Operating expenses	(6,394)	–	(187)	(6,581)	(7,255)	–	(7,255)	(13)	(10)

Operating profit	1,793	–	46	1,839	2,315	(83)	2,232	29	21
Income from associates	2	–	–	2	–	–	–	(100)	(100)

Profit before tax	1,795	–	46	1,841	2,315	(83)	2,232	29	21

2010 compared with 2009[1][7]

	2009 as reported US$m	2009 adjust- ments[10] US$m	Currency translation[11] US$m	2009 at 2010 exchange rates[1][8] US$m	2010 as reported US$m	2010 adjust- ments[10] US$m	2010 under- lying US$m	Re- ported change[13] %	Under- lying change[13] %

Net interest income	5,573	–	468	6,041	6,311	–	6,311	13	4
Net fee income	1,729	–	147	1,876	1,749	–	1,749	1	(7)
Other income[15]	1,722	–	169	1,891	1,671	–	1,671	(3)	(12)

Net operating income[1][6]	9,024	–	784	9,808	9,731	–	9,731	8	(1)
Loan impairment charges and other credit risk provisions	(2,526)	–	(253)	(2,779)	(1,544)	–	(1,544)	39	44

Net operating income	6,498	–	531	7,029	8,187	–	8,187	26	16
Operating expenses	(5,375)	–	(453)	(5,828)	(6,394)	–	(6,394)	(19)	(10)

Operating profit	1,123	–	78	1,201	1,793	–	1,793	60	49
Income from associates	1	–	–	1	2	–	2	100	100

Profit before tax	1,124	–	78	1,202	1,795	–	1,795	60	49

For footnotes, see page 95.

93g

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Disclosure controls

The Group Chief Executive and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as at 31 December 2011. Based upon that evaluation, the Group Chief Executive and Group Finance Director concluded that our disclosure controls and procedures as at 31 December 2011 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There has been no change in HSBC Holdings’ internal controls over financial reporting during the year ended 31 December 2011 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal controls over financial reporting.

Management’s assessment of internal controls over financial reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting as of 31 December 2011. In making the assessment, management used the framework for Director’s internal control evaluation contained within the UK Corporate Governance Code (‘The Revised Turnbull Guidance’), as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework’.

Based on the assessment performed, management concluded that as at 31 December 2011, the Group’s internal controls over financial reporting were effective.

KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2011, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) as stated in their report on pages 276 and 277.

93h

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Other information

Funds under management and assets held in custody

Funds under management

	2011 US$bn	2010 US$bn

Funds under management
At 1 January	925	857
Net new money	2	42
Value change	(40)	33
Exchange and other	(40)	(7)

At 31 December	847	925

	At 31 December
	2011 US$bn	2010 US$bn

Funds under management by business
Global Asset Management	396	439
Global Private Banking	259	277
Affiliates	3	3
Other	189	206

	847	925

Funds under management (‘FuM’) at 31 December 2011 amounted to US$847bn, a decrease of 8% when compared with 2010. Both Global Asset Management and GPB fund holdings decreased, reflecting adverse equity market and foreign exchange movements.

Global Asset Management funds, including emerging market funds, decreased by 10% to US$396bn as a result of client withdrawals from lower yielding liquidity funds mainly in Europe and North America and adverse global equity markets performance and foreign exchange movements, partly offset by inflows in long-term funds, particularly in Europe.

GPB funds decreased by 7% compared with 31 December 2010 to US$259bn as net new money inflows which benefited from cross-business referrals and the focus on faster-growing market business were more than offset by adverse movements in financial markets and foreign exchange. Client assets, which include FuM and cash deposits and provide an indicator of overall GPB volumes, decreased by US$12bn to US$377bn due to the reduction in FuM.

Other FuM, decreased by 8% to US$189bn primarily due to the disposal of the real estate and infrastructure fund management activity during the year.
Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2011, we held assets as custodian of US$5.2 trillion, 7% lower than the US$5.7 trillion held at 31 December 2010. This was mainly driven by a decrease in the market value of assets and adverse foreign exchange movements.

Our assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2011, the value of assets held under administration by the Group amounted to US$2.6 trillion, compared with US$2.7 trillion in 2010.

Property

At 31 December 2011, we operated from some 9,500 operational properties worldwide, of which approximately 2,270 were located in Europe, 2,940 in Hong Kong and Rest of Asia-Pacific, 840 in North America, 3,210 in Latin America and 250 in the Middle East and North Africa. These properties had an area of approximately 65.7m square feet (2010: 71.3m square feet).

Our freehold and long leasehold properties, together with all our leasehold land in Hong Kong, were valued in 2011. The value of these properties was US$8.9bn (2010: US$7.1bn) in excess of their carrying amount in the consolidated balance sheet. In addition, properties with a net book value of US$1.3bn were held for investment purposes.

Our operational properties are stated at cost, being historical cost or fair value at the date of transition to IFRSs (their deemed cost) less any impairment losses, and are depreciated on a basis calculated to write off the assets over their estimated useful lives. Properties owned as a consequence of an acquisition are recognised initially at fair value.

Further details are included in Note 25 on the Financial Statements.

Legal proceedings and regulatory matters

Details are included in Note 44 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Accounting for deferred bonus arrangements

Recent regulatory and best practice guidance has clarified the required structure and terms of deferred bonus arrangements awarded to employees, who now have a better understanding of the likely nature of awards to be granted in respect of a particular financial year. As a result, the vesting period in respect of deferred awards expected to be granted in March 2012 is therefore determined to have started on 1 January 2011. An additional expense of US$163m in respect of these deferred awards was recognised in ‘Operating expenses’ during 2011.

Footnotes to pages 2 to 93

Financial highlights

1	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. The third interim dividend for 2010 of US$0.08 was paid on 12 January 2011. The fourth interim dividend for 2010 of US$0.12 was paid on 5 May 2011. First, second and third interim dividends for 2011, each of US$0.09 per ordinary share, were paid on 6 July 2011, 6 October 2011 and 18 January 2012, respectively. Note 11 on the Financial Statements provides more information on the dividends declared in 2011. On 27 February 2012 the Directors declared a fourth interim dividend for 2011 of US$0.14 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 2 May 2012 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 23 April 2012, with a scrip dividend alternative. The reserves available for distribution at 31 December 2011 were US$34,621m.
Quarterly dividends of US$15.50 per 6.2% non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A ADS, each of which represents one-fortieth of a Series A US dollar preference share, were paid on 15 March 2011, 15 June 2011, 15 September 2011 and 15 December 2011.
Quarterly coupons of US$0.508 per security were paid with respect to 8.125% capital securities on 18 January 2011, 15 April 2011, 15 July 2011 and 15 October 2011.
Quarterly coupons of US$0.50 per security were paid with respect to 8% capital securities on 15 March, 15 June, 15 September and 15 December 2011.
2	Return on average invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously amortised or written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities and property revaluation reserves. This measure reflects capital initially invested and subsequent profit.
3	The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.
4	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
5	Each American Depositary Share represents five ordinary shares.
6	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
7	The Financial Times Stock Exchange 100 Index, the Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Bank Index.
8	The core tier 1 capital ratio in 2011 includes the effect of the Basel 2.5 rules.
9	HBEU is HSBC Bank plc; HBAP is The Hongkong and Shanghai Banking Corporation; and HBUS is HSBC Bank USA. Figures provided for HSBC Bank plc and The Hongkong and Shanghai Banking Corporation incorporate the major overseas branches of these entities. Subsidiaries of these entities are not included unless there is unrestricted transferability of liquidity between the subsidiaries and the parent. ‘Other entities’ comprise our other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which we may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

Reconciliations of reported and underlying profit/(loss) before tax

10	These columns comprise the net increments or decrements in profits in the current year compared with the previous year which are attributable to acquisitions or disposals gains on the dilution of interests in associates and/or movements in fair value of own debt attributable to credit spread. The inclusion of acquisitions and disposals is determined in the light of events each year.
11	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
12	Excluding adjustments in 2010.
13	Positive numbers are favourable: negative numbers are unfavourable.
14	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.
15	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
16	Net operating income before loan impairment charges and other credit risk provisions.
17	With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. Comparative data have been adjusted accordingly.
18	Excluding adjustments in 2009.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Financial summary

19	This footnote is intentionally left blank.
20	The effect of the bonus element of the rights issue in 2009 has been included within the basic and diluted earnings per share.
21	Dividends per ordinary share expressed as a percentage of basic earnings per share.
22	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in ‘Trading income’. In our global business results, the cost of funding trading assets is included with GB&M’s net trading income as interest expense.
23	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
24	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
25	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
26	In 2011, ‘other interest-earning assets’ includes the average assets of disposal groups held for sale. In prior years other interest-earning assets included intercompany eliminations. In 2011, intercompany eliminations have been included in the relevant line item.
27	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
28	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
29	This includes interest-bearing bank deposits only.
30	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest expense’.
31	This includes interest-bearing customer accounts only.
32	The cost of internal funding of trading assets was US$1,161m (2010: US$902m; 2009: US$1,309m) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in our global business reporting.
33	Net trading income includes income of US$458m (2010: income of US$23m; 2009: expense of US$444m), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.
34	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
35	Discretionary participation features.
36	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

Consolidated balance sheet

37	Net of impairment allowances.
38	The calculation of capital resources, capital ratios and risk-weighted assets for 2008 to 2010 is on a Basel II basis. 2011 includes the effect of rule changes under Basel 2.5.
39	2007 comparatives are on a Basel I basis.
40	Capital resources are total regulatory capital, the calculation of which is set out on page 214.
41	Includes perpetual preferred securities, details of which can be found in Note 34 on the Financial Statements.
42	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
43	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end
44	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Economic profit

45	Expressed as a percentage of average invested capital.
46	Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised pre-transition to IFRSs or subsequently written-off, directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);
–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRSs and will run down over time as the properties are sold;
–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and
–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
47	Return on invested capital is profit attributable to ordinary shareholders of the parent company, which can be found in Note 12 on the Financial Statements on page 335.

Global businesses and geographical regions

48	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in GB&M) and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. At 31 December 2011, there was a US$208m gain arising from the dilution of interests in associates and joint ventures (2010: US$188m gain; 2009: nil) and favourable fair value movements on HSBC’s own debt designated at fair value were US$3.9bn (2010: US$0.1bn adverse; 2009: US$6.5bn adverse).

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

49	Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’ or ‘inter-segment elimination’, as appropriate.
50	RWAs from associates have been reallocated in order to properly align with the classification of income. RWAs from Global Asset Management have been reallocated to RBWM, principally from GB&M. Both items represent a reclassification from the basis used in HSBC’s 2010 Pillar 3 disclosures. Comparative data have been adjusted accordingly.
51	The movement includes the impact of the rule changes under Basel 2.5.
52	Net operating income before loan impairment charges and other credit risk provisions.
53	Loan impairment charges and other credit risk provisions.
54	Share of profit in associates and joint ventures.
55	Pre-tax return on average risk-weighted assets. The 2009 RoRWA is based on the 2009 period end risk-weighted assets.
56	In the analysis of global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
57	In 2011, Global Markets included a favourable fair value movement of US$458m on the widening of credit spreads on structured liabilities (2010: favourable fair value movement of US$23m; 2009: adverse fair value movement of US$444m).
58	Total income earned on payments and cash management products in the Group amounted to US$5.6bn (2010: US$4.4bn; 2009: US$4.1bn), of which US$4.0bn was in CMB (2010: US$3.3bn; 2009: US$3.1bn) and US$1.5bn was in GB&M (2010: US$1.1bn; 2009: US$1.1bn).
59	Total income earned on other transaction services in the Group amounted to US$3.2bn (2010: US$2.7bn; 2009: US$2.2bn), of which US$2.6bn was in CMB relating to trade and receivables finance (2010: US$2.1bn; 2009: US$1.7bn) and US$634m was in GB&M of which US$601m related to trade and receivables finance (2010: US$523m; 2009: US$382m) and US$33m related to banknotes and other (2010: US$113m; 2009: US$125m).
60	In each Group entity, Balance Sheet Management is responsible for managing liquidity and funding under the supervision of the local Asset and Liability Management Committee (‘ALCO’). Balance Sheet Management also manages the structural interest rate position of the entity within a Global Markets limit structure.
61	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products.
62	The foreign exchange effect is not eliminated on an underlying basis as the reporting currency of the principal business within GPB is US dollars.
63	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the group’s balance sheet, and customer deposits, which are reported on the group’s balance sheet.
64	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
65	Net insurance claims incurred and movement in liabilities to policyholders.
66	‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category is shown in ‘Other operating expenses’.
67	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
68	Hong Kong Government certificates of indebtedness were reclassified from RBWM to ‘Other’ at 1 January 2010.
69	US includes the impairment of goodwill in respect of RBWM – North America.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Average balance sheet

70	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
71	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
72	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada.
73	This includes interest-bearing bank deposits only. See page 36(d) for an analysis of all bank deposits.
74	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest Expense’.
75	This includes interest-bearing customer accounts only. See page 36(e) for an analysis of all customer accounts.
76	Net interest margin is calculated as net interest income divided by average interest earning assets.
77	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.
78	Trading assets and financial investments held by GB&M in North America include financial assets which may be repledged or resold by counterparties.
79	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

97a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2011 (see Note 33).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range ‘somewhere between US$2.4bn to US$3.2bn to class members’, before pre-judgement interest.

On 22 December 2011, plaintiffs submitted the report of the Court-appointed claims administrator to the Court. That report stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Now that the claims administration process is complete, plaintiffs are expected to ask the Court to assess pre-judgement interest to be included as part of the Court’s final judgement. On 27 January 2012, the Court held a status conference at which it set a schedule for us to provide plaintiffs with objections to the claims and for plaintiffs to respond to such objections. The Court also indicated at that conference that it expects to schedule a further conference in April 2012. We expect the Court’s final judgement to be entered at some point after this conference.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the Court’s final judgement, which could involve a substantial amount once it is entered. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC’s arguments, the amount of damages, including pre judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3.5bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in

97b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which included four US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In July 2010, the US District Court Judge overseeing a putative class action in the Southern District of Florida dismissed all claims against the HSBC defendants for lack of personal jurisdiction and on forum non conveniens grounds. In August 2011, the US Court of Appeals for the Eleventh Circuit affirmed the dismissal.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants – the claims of investors in Thema International Fund plc – in light of a proposed amended settlement agreement pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court’s decisions, HSBC has terminated the settlement agreement. The Thema plaintiff contests HSBC’s right to terminate. Plaintiffs in all three actions have filed notices of appeal to the US Court of Appeals for the Second Circuit.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff’s fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the District Court issued an order that allowed the trustee to immediately appeal that ruling and the trustee has filed a notice of appeal.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee’s US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. In September 2011, certain non-HSBC defendants moved again to withdraw the case from the Bankruptcy Court. Those withdrawal motions are currently pending before the District Court.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the grounds that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served.

Between October 2009 and July 2011, Fairfield Sentry Limited and Fairfield Sigma Limited (‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in

97c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court while plaintiffs pursue an appeal of a decision that reversed the Bankruptcy Court’s denial of defendants’ motions to remand or abstain and pending developments in related appellate litigation in the BVI.

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

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HNAH entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

These consent orders require an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Foreclosure Review Period’) to determine if any customer was financially injured as a result of an error in the foreclosure process. Customer outreach efforts are required, including mailings to customers and industry media advertising, to notify borrowers with foreclosures pending or completed during the Foreclosure Review Period of the foreclosure complaint review process and their ability to request a review of their foreclosure proceeding. The costs associated with the foreclosure review include the costs of conducting the customer outreach plan and complaint process, and the cost of any resulting remediation.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary penalties are appropriate for the enforcement actions and that it plans to announce such penalties. An increase in private litigation concerning these practices is also possible.

It has been announced that the five largest US mortgage servicers (not including HSBC) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had preliminary discussions with bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. Based on discussions to date, HSBC recognised provisions of US$257m in the fourth quarter of 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors, including the imposition of civil money penalties, criminal fines or other sanctions. In addition, such a settlement would not preclude private litigation concerning these practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an

97d

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency. This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and state statutory and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008.

HSBC Bank USA has received subpoenas from the Securities and Exchange Commission (‘SEC’) seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York and a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Other US regulatory and law enforcement investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board. These actions require improvements for an effective compliance risk management programme across the Group’s US businesses, including US Bank Secrecy Act (‘BSA’) and Anti Money Laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of these Orders to ensure compliance, and that effective policies and procedures are maintained.

The AML/BSA consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA or HNAH by bank regulatory or law enforcement agencies, including the imposition of civil money penalties, criminal fines and other sanctions relating to activities that are the subject of the AML/BSA cease and desist orders. HSBC continues to cooperate in ongoing investigations by the DoJ, the Federal Reserve and the Office of the Comptroller of the Currency in connection with AML/BSA compliance including cross-border transactions involving its remittance and its former bulk cash businesses.

HSBC continues to cooperate in ongoing investigations by the DoJ, the New York County District Attorney’s Office, the Office of Foreign Asset Control (‘OFAC’), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. While the summons was withdrawn voluntarily, HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service, and engaging in efforts to resolve these matters.

97e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies acted appropriately in relation to certain customers who had US tax reporting requirements.

In April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA’s cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC.

HSBC continues to cooperate with an investigation by the US Senate Permanent Subcommittee on Investigations related to AML/BSA compliance, OFAC sanctions and compliance with US tax and securities laws.

In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters. It is likely that there will be some form of formal enforcement action which may be criminal or civil in nature in respect of some or all of the ongoing investigations. Investigations of several other financial institutions in recent years for breaches of BSA, AML and OFAC requirements have resulted in settlements. Some of those settlements involved the filing of criminal charges, in some cases including agreements to defer prosecution of these charges, and the imposition of fines and penalties. Some of those fines and penalties have been significant depending on the individual circumstances of each action. The investigations are ongoing. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates and European interbank offered rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US and the EU, are conducting investigations related to certain past submissions made by panel banks in connection with the setting of London interbank offered rates (‘LIBOR’) and European interbank offered rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with their investigations. In addition, HSBC and other panel banks have been named in putative class action lawsuits filed by private parties in the US with respect to the setting of US dollar LIBOR. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or putative class action lawsuits, including the timing and potential impact, if any, on HSBC.

97f

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

A statement of our compliance with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page 218.

Our operations throughout the world are regulated and supervised by approximately 500 different central banks and regulatory authorities in those jurisdictions in which we have offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to improve financial stability and the transparency of financial markets and their contribution to economic growth. These regulations and controls cover, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering, anti-bribery and corruption, and anti-terrorist financing measures). In addition, a number of countries in which we operate impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. As a result of government interventions in response to global economic conditions, there has been (and it is widely anticipated that there will continue to be) a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital and liquidity requirements, heightened disclosure standards and restrictions on certain types of transaction structures.

The FSA supervises us on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, our principal jurisdictions of operation. However, and in addition, the European Banking Authority (‘EBA’), the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority, as new European Supervisory Authorities since 2011 are also likely to have greater influence on regulatory approaches across the EU. This could lead to changes in how we are regulated and supervised on a day-to-day basis as each of these authorities develops its powers having regard to some of the regulatory initiatives highlighted in this report.

UK regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK financial services legislation includes that derived from EU directives relating to banking, securities, insurance, investments and sales of personal financial services.

In addition to its role as our lead regulator, the FSA is responsible for authorising and supervising all our businesses in the UK which require authorisation under FSMA. These include deposit-taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and share dealing businesses, and treasury and capital markets activity. HSBC Bank plc is our principal authorised institution in the UK.

97g

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK and the FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power or shares of a financial institution that it regulates, or of its parent undertaking. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as our supervisor on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor, inter alia, their capital adequacy requirements.

We calculate capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision. However, local regulators are at different stages of implementation and local reporting may differ. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the latter’s requirements in its own rulebooks. Further information on developments relevant to our prudential regulatory framework is set out in ‘Future developments’ on page 213.

The FSA monitors authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. The FSA may periodically obtain independent reports from a skilled person, as to the adequacy of internal control procedures and systems as well as procedures and systems governing records and accounting. The FSA meets regularly with our senior executives to discuss our adherence to the FSA’s prudential guidelines. They also regularly discuss fundamental matters relating to our business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes, including succession planning and recovery and resolution arrangements. During the year, we conducted a number of Group-wide stress tests and scenario analyses in accordance with the requirements of the FSA, the EBA and the International Monetary Fund

involving analysis of capital levels and requirements in various stress scenarios. We satisfied the required thresholds in each of these tests. In light of current conditions, we continue to experience an increased level of ongoing interaction with the FSA.

The UK financial services regulatory structure is currently in the process of substantial reform, with the UK Government’s proposals to abolish the FSA and establish three new regulatory bodies by the end of 2012 now well advanced. These three bodies will comprise the Financial Policy Committee (‘FPC’), the Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’). The FPC will not directly supervise firms, being responsible for macro-prudential regulation and considering macro issues affecting economic and financial stability. The PRA and the FCA will inherit the majority of the FSA’s existing functions and HSBC will be a ‘dual regulated’ firm, subject to prudential regulation by the PRA and to conduct regulation by the FCA.

FSMA will be substantially revised during the course of 2012 to reflect this regulatory reform.

There are a substantial number of other ongoing regulatory initiatives affecting the Group and driven by or from the UK. These include the UK bank levy, ongoing rule making regarding remuneration and recovery and resolution plans (‘RRP’) and the implementation of the recommendations of the Independent Commission on Banking (‘ICB’). Whilst not strictly a legislative or regulatory matter, certain banks in the UK, including HSBC, have established an accord with the UK Government, referred to as Project Merlin.

Legislation in respect of the UK bank levy was substantively enacted on 5 July 2011, in the form of the Finance Act 2011. The levy applied from 1 January 2011. HSBC is a UK banking group for these purposes and the levy is chargeable on the global consolidated balance sheet at the year end. A charge of US$570m for the UK bank levy has been recognised in 2011. The UK levy is based on the consolidated balance sheet at the year end. Bank levies have also been introduced in France, Germany and South Korea. The overall cost of such levies in 2011 was US$587m.

The Financial Services Act 2010, amongst other things, empowered the FSA to make rules about remuneration requiring all authorised firms to operate a remuneration policy which is consistent with the effective management of risks and the Financial Stability Board’s (‘FSB’) Implementation Standards for Principles for Sound Compensation Practices and requiring authorised firms to prepare and keep up-to-date RRP. The FSA has continued,

97h

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

during 2011, to consult on the rules made under these powers and the Group continues to discuss RRP with the FSA. We expect the FSA’s rules on RRP to be finalised and effective during 2012. In 2011, the FSA also implemented the requirements of CRD III, which requires certain financial institutions, including banks and investment firms, to have in place remuneration policies that are consistent with effective risk management. In addition to the rules required by the FSA for the Group, individual legal entities may also be subject to their own local requirements.

The ICB published its Final Report on 12 September 2011. The UK Government is now considering how it will implement the recommendations in the report. If the ICB’s reform proposals were to be adopted as legislation in substantially the form presented, they would have wide ranging implications for the structure and costs of large UK-headquartered banks, and the UK banking industry.

The Chancellor of the Exchequer expressed broad approval of the ICB’s Final Report and indicated that the UK Government endorses in principle the proposals to establish a ring-fenced bank and greater primary loss absorbing capacity. The Government is not, however, bound to adopt the Commission’s recommendations and are proposing to undertake extensive consultation in two stages during 2012.

The ICB proposed that large UK-headquartered banks (which would include HSBC) should have primary loss-absorbing capacity (‘PLAC’) equal to at least 17% of risk-weighted assets (‘RWA’s) calculated under Basel III. This capacity should be satisfied by issuance of additional equity and/or debt that is loss-absorbing at the point of non-viability. The UK supervisor would retain the power to increase this minimum loss-absorbing capacity to 20% of RWAs if it had concerns about the ability of the bank to restructure or liquidate at the point of failure.

The Government has indicated that, where the activities outside the ring-fence of a large UK-headquartered bank were demonstrably resolvable without adverse impact on UK financial stability, the higher PLAC ratio need not apply Group-wide.

In addition, in respect of UK universal banks, including HSBC’s major UK banking subsidiary, HSBC Bank plc, the ICB has proposed a separation of the UK retail and wholesale banking operations through the creation of a ring-fenced retail bank. The ICB recommends that a large ring-fenced bank should be required to maintain an equity ‘ring-fence buffer’ of at least 3% of RWAs above the Basel III base requirement of 7% of RWAs.

Following on from this, the ICB also recommended that the minimum leverage ratio of equity-to-total assets should be adjusted from 3% (as it is in the Basel III proposals) up to 4.06%, increasing in the same proportion as the ring-fence buffer.

If the proposals described above are adopted substantially in the form prescribed, major changes to our corporate structure and business activities conducted in the UK through HSBC Bank plc might be required. The changes may include separating the ring-fenced bank from the existing UK incorporated universal bank. The proposals, if adopted, would take an extended period of time to implement and would significantly increase our costs both to implement and to run the ongoing operations as restructured.

In February 2011, certain banks in the UK including HSBC exchanged letters with the UK’s Chancellor of the Exchequer to establish an accord (referred to as Project Merlin) setting out the intentions of the banks on matters including lending, taxation, pay and other economic contributions. The intentions were, in large part, provided collectively and are not binding or enforceable on any member of the HSBC Group. In the accord, the banks:

•

renewed their intention to implement the recommendations from the UK Business Finance Taskforce, established by the banks, which reported in October 2010, on improving customer relationships, ensuring better access to finance, providing better information and promoting understanding;

•

agreed to provide the capacity for additional gross new lending to UK corporates, with HSBC providing at least £38.8bn (US$61.9bn), with capacity to increase this to £44.1bn (US$70.4bn), including a goal for UK small and medium-sized enterprises (‘SMEs’) of £11.7bn (US$18.7bn) for the full year, with capacity for additional facilities of at least £1.2bn (US$1.9bn) if required, all subject to, inter alia, suitable demand and normal lending criteria;

•

agreed to abide by the UK Code of Practice on Taxation for Banks and indicated that they expected to contribute some £8bn (US$12.8bn) to the total direct and indirect tax take in 2010 and some £10bn (US$15.9bn) in 2011 in the ordinary course of business;

97i

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•

confirmed that collectively bonus payments in respect of 2010 would be less than in 2009 and agreed that, for each bank, the remuneration packages of the five highest paid senior executive officers who are not directors should be disclosed with more discussion of remuneration policy with shareholders;

•	confirmed their intention to maintain their existing charitable contributions, in cash and in kind;

•

agreed to make an additional contribution of up to £1bn (US$1.6bn) (up to £250m (US$399m) for HSBC) to the Business Growth Fund plc (as established under the UK Business Finance Taskforce) for equity investment in SMEs subject to demand over the life of the business and an agreed risk-weighting for the investment; and

•	agreed to contribute capital of £200m (US$319m) (£50m (US$80m) for HSBC) over two years to the Big Society Bank (now renamed Big Society Capital Limited) on commercial terms.

Additionally, the FSA continues to pursue a full agenda of regulatory development in relation to the conduct of business in the UK, with currently ongoing initiatives such as the Retail Distribution Review and the Mortgage Market Review which will affect those businesses (including HSBC) that provide investment and the provision of home finance in the UK.

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

The HKMA has the power to serve a notice of objection on persons if they are no longer deemed to be fit and proper to be controllers of the bank, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the HKMA. The HKMA may revoke authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports. The HKMA has implemented Basel II for all Authorised Institutions incorporated in Hong Kong.

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

On 21 July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’), which provides a broad framework for significant regulatory changes that will extend to almost every area of US financial regulation. Implementation of Dodd-Frank will require further detailed rulemaking over several years by different US regulators, including the Department of the Treasury, the Federal Reserve Board, the FDIC, the SEC, the Commodity Futures

97j

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Trading Commission (‘CFTC’) and the newly created Financial Stability Oversight Council (the ‘FSOC’) and Consumer Financial Protection Bureau (the ‘Consumer Bureau’), and uncertainty remains about many of the final details, timing and impact of the rules.

The FSOC may take certain actions, including precluding mergers, restricting financial products offered, restricting or terminating activities or imposing conditions on activities or requiring the sale or transfer of assets, against any bank holding company with assets greater than US$50bn that is found to pose a grave threat to financial stability. The FSOC will be supported by the Office of Financial Research (‘OFR’) which will impose data reporting requirements on financial institutions. The cost of operating both the FSOC and OFR will be paid for through an assessment on large bank holding companies, which is currently proposed to begin in July 2012.

Over a transition period from 2013 to 2015, the Federal Reserve Board will apply more stringent capital and risk management requirements on bank holding companies such as HSBC North America Holdings Inc. (‘HNAH’), which will require a minimum leverage ratio of five percent and a minimum total risk-based capital ratio of ten percent. Also, failure to maintain a ratio of tier 1 common to risk-weighted assets of five percent under stress conditions will restrict HNAH from engaging in capital distributions such as dividends or share repurchases. In addition, large bank holding companies, such as HNAH (or their parent companies), are now required to file resolution plans identifying material subsidiaries and core business lines domiciled in the US, describing what strategy would be followed in the event of significant financial distress, and including identifying how insured bank subsidiaries are adequately protected from risk created by other affiliates. The failure to cure deficiencies in a resolution plan would enable the US regulators to impose more stringent capital, leverage and liquidity requirements, restrict the growth, activities or operations of the company or, if such failure persists, require the company to divest assets or operations. The Federal Reserve Board has also proposed a series of increased supervisory standards to be followed by large bank holding companies, including required remediation in the event of failure to meet capital requirements, stress testing requirements and risk management standards. US regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the FSOC determines pose a grave threat to financial stability.

HSBC and our US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’), as a result of our control of HSBC Bank USA, N.A., McLean, Virginia (‘HBUS’); and HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’). HNAH, is also a ‘bank holding company’. Both HSBC and HNAH are registered as financial holding companies (‘FHC’s) under the BHCA, and, accordingly, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. The ability of HSBC and HNAH to engage in expanded financial activities as FHCs depends upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that they and any US depository institution subsidiaries be ‘well capitalised’ and ‘well managed’, and that any depository institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act.

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

The two US banks, HBUS and HTCD, are subject to regulation and examination primarily by the OCC, secondly by the FDIC, and by the Federal Reserve Board. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. In addition, the FDIC requires FDIC-insured banks with US$50bn or more in total assets (such as HSBC Bank USA) to submit resolution plans that should enable the FDIC to resolve the bank in a manner that ensures that depositors receive access to their insured deposits

97k

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

within one business day of the institution’s failure (two business days if the failure occurs on a day other than Friday), maximizes the value from the sale or disposition of its assets and minimizes the amount of any loss to be realised by the institution’s creditors.

Large bank holding companies, including HNAH, became subject to the US rules adopted in 2008 that provided for the implementation of Basel II in the United States. The US Basel II implementation timetable originally consisted of a parallel calculation period under the current regulatory capital regime (Basel I), followed by a three-year transitional ‘floor’ period, during which Basel II risk-based capital requirements could not fall below certain floors based on Basel I regulations.

In June 2011, the US banking agencies adopted final regulations to implement the ‘capital floor’ provision of the so-called ‘Collins Amendment’ of Dodd-Frank. These regulations eliminated the three-year transitional floor period in favor of a permanent floor based on the generally applicable risk-based capital rules (currently Basel I). Pursuant to these regulations, a banking organisation that has formally implemented Basel II must calculate its capital requirements under Basel I and Basel II, compare the two results, and then use the lower of such ratios for purposes of determining compliance with its minimum tier 1 capital and total risk-based capital requirements. Prior to adoption of Basel II, HNAH is required to successfully complete a parallel run by measuring regulatory capital under both the new regulatory capital rules and the existing general risk-based rules for a period of at least four quarters. Successful completion of the parallel run period requires the approval of US regulators. We began the parallel run period, which encompasses enhancements to a number of risk policies, processes and systems to align HBUS with the Basel II final rule requirements, in January 2010. The timing of receipt of US regulatory approval is uncertain.

In response to the financial crisis, in December 2010, the Basel Committee issued final rules to strengthen existing capital requirements (Basel III). The US banking agencies are required to finalise, by December 2012, the rules to be applied by US banking organisations commencing on 1 January 2013. While expected to be substantially the same as those of the Basel Committee, the US banking agencies have yet to issue the proposed US version of the Basel III rules. A more detailed description of Basel III can be found in ‘Future developments’ on page 213.

Apart from the Basel II and Basel III rules regarding credit and operational risks, in June 2010, the Basel Committee agreed on certain revisions to the market risk capital framework (Basel II.5) that would also result in additional capital requirements. In January 2011, the US banking agencies issued a proposal to amend the market risk capital rules to implement certain revisions approved by the Basel Committee. However, the US banking agencies’ proposal excluded the methodologies adopted by the Basel Committee for calculating capital requirements on certain debt and securitisation positions covered by the market risk rule because such methodologies rely on external credit ratings, which is prohibited by Dodd-Frank.

In December 2011, the US banking agencies proposed to further amend and supplement the market risk capital rules beyond the January 2011 proposed modifications. The December 2011 proposals are intended to implement the provisions of Dodd-Frank requiring that all federal agencies remove references to and reliance on credit ratings in their regulations, and replace such references with appropriate alternative standards for evaluating creditworthiness. Under the December 2011 proposal, the US banking agencies set forth alternative methodologies to external credit ratings which are to be used to assess capital requirements on certain debt as well as securitisation positions subject to the market risk capital rules. The US banking agencies have also indicated they intend to propose similar revisions to the Basel I and Basel II rules to eliminate the use of external credit ratings to determine the risk weights applicable to securitisation and certain corporate exposures under these regulations.

HBUS and HTCD are subject to risk-based assessments from the FDIC, which insures deposits generally to a maximum of US$250,000 per depositor for domestic deposits. Dodd-Frank provides for unlimited deposit insurance for certain non-interest-bearing transaction accounts for the period to 31 December 2012. Due to projected shortfalls in the FDIC fund as a result of continuing bank failures, the FDIC required all insured banks, including HBUS and HTCD, to prepay their insurance premium for the years 2010, 2011 and 2012.

Dodd-Frank changes the FDIC’s risk-based deposit insurance assessment framework primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than US domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions. The new large bank pricing system will result in higher assessment rates for banks with high-risk asset concentrations, less stable balance sheet liquidity, or potentially higher loss severity in the event of failure.

97l

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

One part of Dodd-Frank, commonly referred to as the ‘Volcker Rule’, will limit the ability of companies related to a US bank (including HSBC group companies outside the US) to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US unrelated to serving clients. While we do not have segregated proprietary trading desks, the Volcker Rule could affect HSBC both in North America and across the Group. The proposed rule was published for comment on 11 October 2011 and a number of foreign governments and other bodies have made submissions to the US authorities on, inter alia, the overall scope and extra-territorial effects of the proposed rule.

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

Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. In December 2011, the CFTC finalised rules under Dodd-Frank requiring regulatory and public reporting for a wide range of OTC derivatives beginning in July 2012. In addition, in January 2012, the CFTC began to finalise rules under Dodd-Frank relating to the regulation of swap dealers and major swap participants. We are assessing how compliance with these new rules will affect our business.

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

Implementation of Dodd-Frank and related final regulations could result in additional costs or limit or restrict the way we conduct our business, both in relation to our US operations and our non-US operations, although uncertainty remains about many of the details, impact and timing of these reforms and the ultimate effect they will have on HSBC.

Global and regional prudential and other regulatory developments

As outlined earlier, the Group is subject to regulation and supervision by a large number of regulatory and other agencies. In addition to changes being pursued at a local level, changes are also being pursued globally through the actions of bodies such as the G-20, FSB and Basel Committee on Banking Supervision, as well as regionally through the EU and similar. Key areas include the work of the FSB on global systemically important financial institutions (‘G-SIFI’), the Basel Committee’s Basel III capital requirements, the EU’s measures to implement Basel III (referred to as ‘CRD IV’), and the EU’s proposed Crisis Management Directive.

The FSB has been designated by the G-20 as the body responsible for co-ordinating the delivery of a global reform programme following the financial crisis, a key element of which is that no firm should be too big or too complicated to fail, and that taxpayers should not bear the cost of resolution.

97m

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

HSBC has been classified by FSB as a G-SIFI and therefore will be subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place an additional capital buffer on the Group and require enhanced reporting.

In December 2010, the Basel Committee issued two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’. These will be given effect across the EU via a recasting of CRD. The proposals have been issued for a new Regulation and Directive, which collectively are known as CRD IV. Finalised CRD IV rules are not expected until mid-2012 but draft proposals include:

•

Quality of capital: CRD IV requires a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital;

•

Capital buffers: proposals comprise a capital conservation buffer of 2.5% of risk-weighted assets to be built up during periods of economic growth, aimed at ensuring the capacity to absorb losses in stressed periods that may span a number of years; and a countercyclical capital buffer of up to an additional 2.5% to be built up in periods in which credit growth exceeds GDP growth;

•	Derivatives and central counterparty clearing: higher capital requirements to be imposed for bilateral (uncleared) transactions, to incentivise the use of central clearing;

•

Counterparty credit risk: requirements for managing and capitalising counterparty credit risk are to be strengthened. In particular, an additional capital charge for potential losses associated with the deterioration in the creditworthiness of individual counterparties (Credit Valuation Adjustment or CVA) will be introduced; and

•

Liquidity and funding: a new minimum standard, the Liquidity Coverage Ratio, designed to improve the short-term resilience of a bank’s liquidity risk profile, will be introduced after an observation and review period in 2015.

A description of the estimated impact of adopting Basel III can be found in ‘Impact of Basel III’ on page 213.

In addition, the EU continues to work on a Crisis Management Directive. This is intended to provide a harmonised framework for the resolution of credit institutions across the EU. It appears that the Directive has been delayed and recent communications from the EU suggest that publication will not now take place until later in 2012. The potential impact of this Directive cannot therefore presently be estimated. However, as with most of the initiatives already highlighted, there is some risk of inconsistency or duplication with other measures already in hand at the national level, both within and outside the EU. The EU also continues to work on its review of existing directives such as the Market Abuse Directive and the Markets in Financial Instruments Directive, the revisions to which may affect at least some of the investment markets in which the Group operates and the instruments in which it trades.

Anti-money laundering and related regulation

The HSBC Group takes its obligations to prevent money laundering and terrorist financing very seriously. We have policies, procedures and training intended to ensure that our employees know and understand our criteria for when a client relationship or business should be evaluated as higher risk. As part of our continuing evaluation of risk, we monitor our activities relating to the countries subject to US economic sanctions programmes administered by the Office of Foreign Assets Control (‘OFAC’) as well as those subject to UN, UK and EU sanctions. HSBC Group policy requires that relevant Group offices should adhere to the letter and spirit of all applicable laws and regulations. Our business activities include banking services for nationals of, and clients domiciled in, some of the countries. We had a small representative office in Tehran, Iran which was closed in December 2010.

HSBC Bank USA entered into a Consent Cease and Desist Order with the OCC, and HNAH entered into a Consent Cease and Desist Order with the Federal Reserve Board in the first week of October 2010. These Orders require improvement of our Compliance Risk Management Programme including anti-money laundering controls across the Group’s US businesses. Steps continue to be taken to address the requirements of these Orders and to ensure that compliance and effective policies and procedures are maintained.

The US State Department has designated certain countries (Cuba, Iran, Sudan and Syria) as state sponsors of terrorism, and US law generally prohibits US persons from doing business with

97n

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

such countries. We are aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country and individual sanctions promulgated by OFAC sanctions. This means that not only must US subsidiaries and US nationals comply with

OFAC regulations, but that HSBC subsidiaries outside the US which are not US persons must not participate in US dollar business that would, if conducted by a US person, contravene the OFAC sanctions. We do not consider that our business activities with counterparties in, or directly relating to, these countries are material to our business, and such activities represented a very small part of total assets at 31 December 2011 and total revenues for the year ended 31 December 2011.

97o

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Risk

1 Unaudited.    2 Audited.    3 Audited where indicated.

Risk profile

(Unaudited)

Managing our risk profile

•	A strong balance sheet is core to our philosophy.

•	We ensured that our portfolios remain aligned to our risk appetite and strategy.

•	We actively managed our risks, supported by strong forward looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our core tier 1 capital ratio remains strong at 10.1%.

•	We have sustained our strong liquidity position throughout 2011.

•	The ratio of customer advances to deposits remains below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	A new global operating model has been implemented across the global Risk function.

Our top and emerging risks

•	Macro-economic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

For details of HSBC’s policies and practices regarding risk management and governance see the Appendix to Risk on page 188.

Managing risk

(Unaudited)

The continued growth in our business in 2011 was achieved while ensuring risks were assumed in a measured manner and in line with our appetite for such risks. This approach is encapsulated within our risk appetite framework.

Report of the Group Risk Committee

Further commentary on risk appetite, risk governance and stress testing can be found within the Report of the Group Risk Committee, on page 233 of the Corporate Governance section.

The diversification of our lending portfolio across the regions, together with our broad range of global businesses and products, ensured that we were not overly dependent on a few countries or markets to generate income and growth in 2011. Our geographical diversification also supported our strategies for growth in faster-growing markets and those with international connectivity.

During 2011 financial markets were dominated by concerns over sovereign debt default risk within the peripheral eurozone countries and the potential for contagion across core European countries. Middle East turmoil and the perception that the world economic recovery remained fragile continued to cause concerns. Within the challenging economic and financial environment, we maintained our conservative risk profile by reducing exposure to the most likely areas of stress. Our top and emerging risk framework supports our approach to forward-looking risk identification and assists in providing focus on appropriate stress tests required to evaluate the potential impact of emerging scenarios. Where applicable and necessary, we have adjusted our risk appetite.

We continued to selectively manage our exposure to sovereign debt, with the overall quality of the portfolio remaining strong. We regularly updated our assessment of higher risk countries and adjusted our risk appetite and exposures to reflect the updates.

During 2011, credit quality improved in general terms and loan impairment charges and other credit risk provisions declined, most notably in the US reflecting lower lending balances in our consumer finance portfolios, partly offset by increases in new collectively assessed loan impairment allowances in both Latin America and Hong Kong on the back of strong lending growth. On a constant currency basis, our loan impairment charges and other credit risk provisions in 2011 were US$12.1bn, 15% lower than in 2010.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Capital and liquidity

Preserving our strong capital position has long been, and will remain, a key priority for HSBC. We are well equipped to respond to the capital requirements imposed by Basel III, which are discussed further on page 212, and to sustain future growth. We utilise an enterprise-wide approach to testing the sensitivities of our capital plans against a number of scenarios; our approach to scenario stress testing analysis is discussed on page 188.

We continue to maintain a very strong liquidity position and are well positioned for the emerging new regulatory landscape.

Top and emerging risks

(Unaudited)

Details of the top and emerging risks identified through our risk management processes are set out below:

Macro-economic and geopolitical risk

•	Eurozone – risk of sovereign default

•	Eurozone member departing from the currency union

•	Increased geopolitical risk in certain regions

Eurozone – risk of sovereign and counterparty defaults

Exposures to the eurozone have received increasing focus given the continued instability in the area and the potential for contagion from the peripheral to core eurozone countries.

There is an increasing risk of sovereign defaults by the peripheral eurozone countries which would place further pressure on banks within the core European countries that are exposed to these sovereigns. Although our exposure to the peripheral eurozone countries is relatively limited, we are exposed to counterparties in the core European countries which could be affected by any sovereign crisis. Our eurozone exposures are described in more detail on pages 113 to 118.

Potential impact on HSBC

•

Our exposures to European banks may come under stress, heightening the potential for credit and market risk losses, if the sovereign debt crisis in the region increases the need to recapitalise parts of the sector.

•

Trade and capital flows may contract as a result of banks deleveraging, protectionist measures being introduced in certain markets or the emergence of geopolitical risks, which in turn might curtail profitability.

•

A prolonged period of low interest rates due to policy actions taken to address the eurozone crisis will constrain, through spread compression and low returns on assets, the interest income we earn from investing our excess deposits.

•

In the event of contagion from stress in the peripheral eurozone sovereign and financial sectors, our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market dislocation and tightening liquidity.

•	We have actively managed the risk of sovereign defaults during 2011 by reducing exposures and other measures.

Eurozone member departing from the currency union

The risk of a eurozone member departing from the currency union is a plausible scenario. Should it materialise it would have a significant impact on the entire financial sector and the wider economy. It would crystallise sovereign risks and those to the bank and corporate sectors, and the disruption caused would affect consumer activity.

Potential impact on HSBC

•	We could incur significant losses stemming from the exit of one or more countries from the eurozone and the return to their local currencies.

•	In addition, should such an event happen in a disorderly manner, it could trigger banking defaults in companies with which we do business and have a knock-on effect on the global banking system.

•

In seeking to manage and mitigate this risk, we have prepared and tested detailed operational contingency plans to deal with such a scenario. We are keeping these plans under close review as events develop.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Increased geopolitical risk in certain regions

We are subject to geopolitical risks in the countries in which we operate. During 2011, these were particularly heightened in the Middle East and in certain parts of Asia.

In the Middle East, the ‘Arab Spring’ has spread across the region, leading to political instability in a number of countries. In Asia, tensions persist in certain areas following leadership and regime changes which pose a threat of instability and potential conflict.

Potential impact on HSBC

•

Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could bring about loss of life amongst our staff and physical damage to our assets.

•

We have increased our monitoring of the geopolitical and macro-economic outlook, in particular in countries where we have material exposures and a physical presence. Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our appetite and mitigate these risks as appropriate.

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a supra-equivalent manner and to differing timetables across regulatory regimes.

Regulatory developments affecting our business model and Group profitability

There are several key regulatory changes which are likely to have an effect on our activities. These are set out below:

Basel III/CRD IV

–	Derivatives and central counterparty clearing: measures have been introduced to give effect to the G20 commitments designed to reduce systemic risk and volatility relating to derivatives trading. The G20 agreed that all standardised over-the-counter (‘OTC’) derivatives were to be exchange traded where appropriate, reported to trade repositories and centrally cleared by the end of 2012. Higher capital requirements under Basel III will be imposed for bilateral (uncleared) transactions to incentivise the use of clearing.

–	Quality of capital: The Capital Requirement Directive (‘CRD IV’) requires a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital.

–	Capital buffers: CRD IV proposals comprise a capital conservation buffer of 2.5% of RWAs to be built up during periods of economic growth, aimed at ensuring the capacity to absorb losses in stressed periods that may span a number of years, and a countercyclical capital buffer of up to an additional 2.5% to be built up in periods in which credit growth exceeds GDP growth.

–	Counterparty credit risk: requirements for managing and capitalising counterparty credit risk are to be strengthened. In particular, an additional capital charge for potential losses associated with the deterioration in the creditworthiness of individual counterparties, the capital valuation adjustment, will be introduced.

–	Liquidity and funding: a new minimum standard, the liquidity coverage ratio, designed to improve the short-term resilience of a bank’s liquidity risk profile, will be introduced after an observation and review period in 2015. To promote resilience by creating incentives for banks to fund their activities with more stable sources of funding, the European Commission will consider proposing a net stable funding ratio after an observation and review period in 2018.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

In addition, the Basel Committee on Banking Supervision will monitor a leverage ratio based on a minimum 3% tier 1 capital ratio over the period beginning in 2013.

UK Independent Commission on Banking: the forthcoming legislation in relation to the report of the Independent Commission on Banking (‘ICB’) is likely to require us to make major changes to our corporate structure and the business activities we conduct in the UK through our major banking subsidiary, HSBC Bank, arising from:

–	the likelihood that the retail banking activities currently carried out within that entity may have to be spun-off into a ring-fenced retail bank. These changes would take an extended period to implement with a significant effect on costs to both implement the changes and run the ongoing operations as restructured;

–	the call for banks to hold a specified level of primary loss-absorbing capital (‘PLAC’) up to 20% of their respective risk-weighted loans and investment assets. Many of the areas which could affect our business are precisely those areas where changes to the proposals appear likely or where consultation is being undertaken by the UK government. The government has indicated that it may modify the recommendations in the report and is proposing to undertake extensive consultation in two stages during 2012;

–	introduction of a non-risk based leverage ratio, not as a binding prudential requirement but as an instrument for supervisory review (pillar 2).

Bank levy: legislation in respect of the UK bank levy was enacted on 19 July 2011. A charge of US$570m for the UK bank levy has been recognised in operating expenses in 2011. The UK levy is based on the consolidated balance sheet at the year-end. Bank levies have also been introduced, most notably in France, Germany and South Korea. The overall cost in 2011 was US$587m.

The ‘Volcker Rule’: while we do not have segregated proprietary trading desks, the so called Volcker Rule proposed under the Dodd-Frank Wall Street Reform & Consumer Protection Act (the ‘Dodd-Frank Act’) could affect HSBC in North America and across the Group. On 11 October 2011, a proposed rule was published which generated extensive public comment. A number of foreign governments and other bodies have made public submissions to the US authorities on, inter alia, the overall scope and extra-territorial effects of the proposed rule. However, rulemaking to implement the provisions of the Volcker Rule has not been completed.

G-SIBs: the capital impact of being designated a Global systemically important bank (‘G-SIB’) is discussed on page 213.

Potential impact on HSBC

•

The proposals relating to capital and liquidity will affect the capital adequacy and liquidity frameworks under which financial institutions operate and result in increased capital and liquidity requirements, although the nature, timing and effect of many of the changes remain unclear. Increases in capital and liquidity requirements could have a material effect on our future financial condition or the results of our operations. There is also the risk of second and third order impacts of regulation which could constrain the flow of credit within the economy.

•

The proposed leverage ratio could cause HSBC, as an institution with a relatively low-risk portfolio overall, to constrain business activity in areas which are well collateralised or possess sufficient risk mitigants.

•

For a further description of the possible effects of the new Basel III/CRD IV rules on HSBC see page 213. If either the quality or amount of the Group’s capital were to fall outside the proposed regulations, we could be required to raise more capital or reduce our level of RWAs to meet the requirements. Such actions and any resulting transactions may not be within our operating plans and may not be conducted on the most favourable terms. This could lead to lower returns on equity and cause some business activities and products to be less profitable and, in some instances, to fail to cover their cost of equity.

•

The proposed changes relating to remuneration, bank levies and other taxes could increase the Group’s cost of doing business in the regulatory regimes in which these changes are implemented, reducing future profitability. Proposed changes in regulations such as the rules relating to derivatives and central counterparties regulation, the UK ICB ring-fencing proposals, recovery and resolution plans and the Volcker Rule may affect the manner in which we conduct our activities and structure ourselves, with the potential to both increase the costs of doing business and curtail the types of business we can carry out, with the risk of decreased profitability as a result. Due to the stage of development and implementation of these various regulations, it is not possible to estimate the effect, if any, on our operations.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•

We are closely engaged with the governments and regulators in the countries in which we operate to help ensure that the new requirements are properly thought through and understood so that they can be implemented in an effective manner. We are also ensuring that our capital and liquidity plans take into account the potential effects of the changes. Capital allocation and liquidity management disciplines have been expanded to incorporate future increased capital and liquidity requirements and drive appropriate risk management and mitigating actions.

Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing.

Potential impact on HSBC

•

We are subject to a number of regulatory actions and investigations. See Note 44 on the Financial Statements. It is inherently difficult to predict the outcome of the regulatory proceedings involving our businesses. An unfavourable outcome could have a material adverse effect on our results and brand.

•	In response to this risk, we are progressing a number of initiatives which seek to address the issues identified and enhance our governance and oversight.

Dispute risk

The current economic environment has increased our exposure to actual and potential litigation against the Group. Further details are discussed in Note 44 on the Financial Statements.

Potential impact on HSBC

Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Risks related to our business operations,

governance and internal control systems

•	Challenges to achieving our strategy in a downturn

•	Internet crime and fraud

•	Social media risk

•	Level of change creating operational complexity and heightened operational risk

•	Information security risk

Challenges to achieving our strategy in a downturn

The external environment remains challenging and the structural changes which the financial sector is going through are creating obstacles to the achievement of strategic objectives. This, combined with the prolonged global macroeconomic slowdown, could affect the achievement of our strategic targets for the Group as a whole and our global businesses.

Potential impact on HSBC

•	The downturn may put pressure on our ability to earn returns on equity in excess of our cost of equity while operating within the overall parameters of our risk appetite.

•	Through our strategic initiatives, which have heightened the focus on capital allocation and cost efficiency, we are actively seeking to manage and mitigate this risk.

Internet crime and fraud

We are exposed to potentially fraudulent and criminal activities, in particular from a growing threat from internet crime which could result in the loss of customer data and sensitive information. The threat of external fraud may increase during adverse economic conditions, especially in retail and commercial banking.

We also face breakdowns in processes or procedures and systems failure or unavailability and are subject to the risk of disruption to our business arising from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Potential impact on HSBC

•

Internet crime and fraud may give rise to losses in service to customers and/or economic loss to HSBC. These risks equally apply when we rely on external suppliers or vendors to provide services to us and our customers.

•	We have increased our monitoring and have implemented additional controls such as two-factor authentication to mitigate the possibility of losses from these risks.

Social media risk

The scale and profile of social media networks (‘SMN’s) have grown both in terms of customer demographic and geographical reach to represent a significant potential reputational risk to our organisation, given that these networks can be used as powerful broadcasting tools with the capability to reach large numbers of people in a very short time frame.

Potential impact on HSBC

•

SMNs can be used to exacerbate the effect of customer complaints and service failures, and provide a means for employees to publicise confidential information. SMNs present significant risks to our reputation and brand.

•

In order to reduce our exposure to these risks, an HSBC presence has been created in several of the larger SMNs in order to provide an official point of contact for our customers and stakeholders. Monitoring has also been implemented in some entities to protect our brand and identity and to understand general sentiment towards us and, in some cases, our specific products and initiatives.

Level of change creating operational complexity and heightened operational risk

There are many drivers of change across HSBC and the banking industry including change driven by new banking regulation, the increased globalisation of the economy and business needs, new products and delivery channels, and organisational change.

Operational complexity has the potential to heighten all types of operational risk across our activities. This includes the risk of process errors,

systems failures and fraud. It can also increase operational costs.

The implementation of our strategy, based on the application of our five filters methodology (see page 11), may involve the withdrawal from certain markets, which presents disposal risks which must be carefully managed.

Potential impact on HSBC

•

Critical systems failure and a prolonged loss of service availability could cause serious damage to our ability to serve our clients, breach regulations under which we operate and cause long-term damage to our business, reputation and brand. We seek to ensure that our critical systems infrastructure is constantly monitored and properly resourced to mitigate against systems failures.

•

The potential effects of disposal risks include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation, and they can have both financial and reputational implications. Management actions to manage these risks proactively include a close dialogue with regulators and customers and the involvement of HR, legal, compliance and other functional experts.

Information security risk

The reliability and security of our information and technology infrastructure and customer databases and their ability to combat internet fraud are crucial to maintaining our banking applications and processes and to protecting the HSBC brand.

Potential impact on HSBC

•

These risks give rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also result in regulatory breaches which would result in fines and penalties being incurred.

•

We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group’s holdings of debt and other securities. Credit risk generates the largest regulatory capital requirement of the risks we incur.

•	Total gross loans and advances decreased by 2% to US$1,139bn reflecting the reclassification of assets to held for sale.

•	Balance sheet exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$4.7bn at 31 December 2011.

We have amended our presentation of impaired loans as described on page 133. Other than that, there were no material changes to our policies and practices for the management of credit risk in 2011.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 188.

Credit risk in 2011

(Unaudited)

Exposure, impairment allowances and charges

(Audited)

	2011	2010
	US$bn	US$bn
At 31 December
Total gross loans and advances (A)	1,139.1	1,186.9
Impairment allowances	17.6	20.2
– as a percentage of A	1.55%	1.70%

Year ended 31 December
Impairment charges[1]	11.5	13.5

For footnote, see page 185.

Loan impairment charges and other credit risk provisions

(Audited)

	2011	2010
	US$m	US$m
At 31 December	12,127	14,039
	%	%
Personal	77	80
Corporate and commercial	17	16
Financial	1	1
Impairment of available-for-sale debt securities	5	3
of which: Greek Government	2	–

	100	100

In 2011, loans and advances to customers continued to represent the Group’s most significant exposure to credit risk. At 31 December 2011, total gross loans and advances were US$1,139bn, a decrease of 2% on a constant currency basis compared with 31 December 2010. The decline reflected the reclassification to assets held for sale of balances relating to the pending sale of our US Card and Retail Services business and 195 branches in upstate New York. For further detail on assets held for sale see page 105.

During 2011, we reduced our exposure to sovereigns and banks in the peripheral European countries. We also reduced our exposure to risk from sovereign and financial institution counterparty positions across the broader eurozone and from specific financial institutions in other countries. At 31 December 2011, our on-balance sheet exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$4.7bn. In 2011, we recognised an impairment charge of US$212m in respect of Greek sovereign and agency exposures classified as available for sale. Our sovereign exposures to Ireland, Italy, Portugal, and Spain are not considered to be impaired at 31 December 2011.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

On a constant currency basis, our personal lending book was US$394bn, 6% lower than at 31 December 2010 following the reclassification referred to above. Excluding the reclassification, total personal lending grew, primarily in the UK due to growth in mortgage balances, driven by successful marketing campaigns, and also in Hong Kong, as we continued to provide competitive mortgage products for our customers, partly offset by the continued run-off of the CML portfolio in the US.

At US$279bn, residential mortgage lending continued to comprise the Group’s largest concentration in a single exposure type at 31 December 2011. The Group’s most significant exposure to mortgage lending was in the UK, the US and Hong Kong. Our UK mortgage portfolio remained of high quality with an average loan to value (‘LTV’) ratio for new business of 53%, while in Hong Kong the average LTV ratio on new mortgage originations was 49%. The average LTV ratio of our mortgage books in the UK and Hong Kong remained low at 52% and 37%, respectively.

The Group’s exposure to personal lending in the US remained significant. At 31 December 2011, total personal lending balances were US$67bn, a decline of 39% compared with 31 December 2010, largely due to the reclassification of certain lending balances to held for sale. In 2011, we continued to make progress in running off the CML portfolio as balances declined by 15% to US$49.5bn. The rate at which balances declined during 2011 was slowed by the industry-wide examination of foreclosure practices.

In dollar terms, lending balances that were two months or more delinquent in the CML portfolio decreased modestly in 2011 reflecting the continued run-off, partly offset by the temporary suspension of foreclosure activities. In our held-for-sale Card and Retail Services portfolio, two months or more delinquency rates improved as the credit quality of the overall portfolio improved.

In 2011, we conducted a review of loan portfolios with significant levels of forbearance. The review resulted in no significant change in our loan impairment allowances, though we amended our presentation of impaired loans to provide more relevant information on the effects of forbearance on the credit risk of loans and advances (see page 133). Our balance of impaired loans increased significantly under the revised presentation, reducing the ratio of total impairment allowances to impaired loans. On a restated basis, this ratio was 42.3% (2010: 43% instead of 71.6% under the previous presentation).

Reclassification to assets held for sale

During 2011, the decline in gross loans and advances was partly due to a reclassification of certain lending balances to assets held for sale. Disclosures relating to assets held for sale are provided in certain credit risk management tables, primarily where the disclosure is relevant to the measurement of these financial assets, as follows:

•	Maximum exposure to credit risk (page 107);

•	Distribution of financial instruments by credit quality (page 127); and

•	Ageing analysis of days past due but not impaired gross financial instruments (page 129).

Although gross loans and advances and related impairment allowances are reclassified from ‘Loans and advances to customers’ and ‘Loans and advances to banks’ in the balance sheet, there is no equivalent income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as assets held for sale.

The table below presents ‘Loans and advances to customers’ and ‘Loans and advances to banks’ as reported, and those classified as held for sale:

Reported and held-for-sale loans

	At 31 December 2011
	Total gross loans and advances	Impairment allowances on loans and advances
	US$m	US$m

As reported	1,139,052	17,636
Assets held for sale	37,273	1,614

Total reported and held for sale	1,176,325	19,250

2010 comparative data have not been separately presented for the credit risk management disclosures as the amounts are insignificant.

Credit exposure

Maximum exposure to credit risk

(Audited)

Our credit exposure is spread across a broad range of asset classes, including derivatives, trading assets, loans and advances to customers, loans and advances to banks and financial investments.

In 2011, our exposure to credit risk remained well diversified across asset classes. During the year, we reduced our exposure to the peripheral eurozone countries and to countries across the broader European economic area, in particular by

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

transferring our excess liquidity away from sovereign and bank-issued debt securities and from money market placements with banks to placements with central banks in the most highly-rated countries. Despite this, we increased our overall exposure to credit risk in 2011.

‘Maximum exposure to credit risk’ table (page 107)

The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Loans and advances to customers represent our largest exposure to credit risk; however, this balance reduced at the end of 2011, compared with the end of 2010 as certain lending balances were reclassified as ‘Assets held for sale’. We were able to successfully grow our residential mortgage portfolios in many other markets, notably in Hong Kong and the UK where credit quality remained high and LTV ratios were low.

Our exposure to loans and advances to banks decreased in 2011, mainly in Europe as funds from maturing term loans and reverse repo balances were redeployed to ‘Cash and balances at central banks’. This was offset in part by higher central bank lending in Rest of Asia-Pacific, reflecting strong deposit growth in the region. Our net exposure to loans and advances to banks also decreased.

The loans and advances offset adjustment primarily relates to customer loans and deposits and balances arising from repo and reverse repo transactions. The offset relates to balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

We increased our exposure to cash and balances at central banks in 2011, as discussed above,

reflecting the placement of excess liquidity with central banks in Europe and North America.

Our exposure to derivatives increased in 2011, mainly in Europe reflecting an increase in the fair value of interest rate contracts. This was compounded by an increase in the notional value of outstanding contracts, partly offset by higher netting which rose in line with the increase in fair values. Despite the increase in maximum exposure, our net exposure to derivatives in 2011 decreased due to a rise in the derivative offset.

The derivative offset amount in the table on page 107 relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis or the position is specifically collateralised, normally in the form of cash. At 31 December 2011, the total amount of such offsets was US$306bn (2010: US$198bn), of which US$272bn (2010: US$178bn) were offsets under a master netting arrangement, US$33.0bn (2010: US$19.1bn) were collateral received in cash and US$0.7bn (2010: US$0.2bn) were other collateral. These amounts do not qualify for net presentation for accounting purposes as settlement may not actually be made on a net basis.

During 2011, we decreased our exposure to trading assets. This reflected a reduction in our holdings of government and highly-rated corporate debt securities and equity positions, notably in Europe. In addition, our reverse repo exposure declined in North America as we did not replace maturities.

In 2011, our loss experience continued to be dominated by the personal lending portfolios, with some 77% of our loan impairment charges related to this lending category of which 56% was related to US personal lending. This compared with 80% in 2010, of which 57% was related to US personal lending.

While not considered as offset in the table below, other arrangements including short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominately borne by the policyholder, reduce our maximum exposure to credit risk. In addition, we hold collateral in respect of individual loans and advances (see page 144).

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Maximum exposure to credit risk

(Audited)

	At 31 December 2011			At 31 December 2010
	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m

Cash and balances at central banks	129,902	–	129,902	57,383	–	57,383
Items in the course of collection from other banks	8,208	–	8,208	6,072	–	6,072
Hong Kong Government certificates of indebtedness	20,922	–	20,922	19,057	–	19,057

Trading assets	309,449	(4,656)	304,793	343,966	(4,189)	339,777
Treasury and other eligible bills	34,309	–	34,309	25,620	–	25,620
Debt securities	130,487	–	130,487	168,268	–	168,268
Loans and advances to banks	75,525	–	75,525	70,456	–	70,456
Loans and advances to customers	69,128	(4,656)	64,472	79,622	(4,189)	75,433

Financial assets designated at fair value	12,926	–	12,926	19,593	–	19,593
Treasury and other eligible bills	123	–	123	159	–	159
Debt securities	11,834	–	11,834	18,248	–	18,248
Loans and advances to banks	119	–	119	315	–	315
Loans and advances to customers	850	–	850	871	–	871

Derivatives	346,379	(305,616)	40,763	260,757	(197,501)	63,256

Loans and advances held at amortised cost	1,121,416	(87,978)	1,033,438	1,166,637	(91,966)	1,074,671
– to banks	180,987	(3,066)	177,921	208,271	(3,099)	205,172
– to customers	940,429	(84,912)	855,517	958,366	(88,867)	869,499

Financial investments	392,834	–	392,834	392,772	–	392,772
Treasury and other similar bills	65,223	–	65,223	57,129	–	57,129
Debt securities	327,611	–	327,611	335,643	–	335,643

Assets held for sale[2]	37,808	(204)	37,604	–	–	–
– disposal groups	37,746	(204)	37,542	–	–	–
– non-current assets held for sale	62	–	62	–	–	–

Other assets	32,992	–	32,992	30,371	(29)	30,342
Endorsements and acceptances	11,010	–	11,010	10,116	(29)	10,087
Other	21,982	–	21,982	20,255	–	20,255

Financial guarantees and similar contracts	39,324	–	39,324	49,436	–	49,436
Loan and other credit-related commitments[3]	654,904	–	654,904	602,513	–	602,513

	3,107,064	(398,454)	2,708,610	2,948,557	(293,685)	2,654,872

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Concentration of exposure

Concentrations of credit risk are described in the Appendix to Risk on page 188.

Securities held for trading

(Unaudited)

Total securities held for trading within trading assets were US$186bn at 31 December 2011 (2010: US$235bn). The largest concentration of these assets was to government and government agency debt securities. A detailed analysis of securities held for trading is provided in Note 15 on the Financial Statements and an analysis of credit quality on page 127.

Debt securities, treasury and other eligible bills

(Unaudited)

Our holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 17% invested in securities issued by banks and other financial institutions. A detailed analysis of financial investments is provided in Note 21 on the Financial Statements and an analysis by credit quality on page 127.

At 31 December 2011, our insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$28.9bn (2010: US$28.3bn) and debt securities classified as financial investments of US$40.1bn (2010: US$38.5bn). For an analysis of securities held by the insurance businesses, see page 178.

Derivatives

(Unaudited)

Derivative assets were US$346bn at 31 December 2011 (2010: US$261bn), of which the largest concentrations were interest rate and foreign exchange derivatives. For an analysis of derivatives, see Note 20 on the Financial Statements.

Loans and advances

(Unaudited)

On a reported basis, gross loans and advances to customers (excluding the financial sector) at 31 December 2011 were US$872bn, a decrease of US$5.0bn or 1% from 31 December 2010.

Summary of gross loans and advances to customers

(Unaudited)

The following commentary is on a constant currency basis:

Personal lending balances of US$394bn in 2011 were 6% lower than at 31 December 2010 following the reclassification of balances to held for sale, and the continued run-off of the CML portfolio, partly offset by growth in residential mortgage lending in the UK and Hong Kong. For more information on Personal lending, see ‘Areas of special interest – personal lending’ on page 119.

Corporate and commercial lending was 49% of gross lending to customers at 31 December 2011, representing our largest lending category. International trade and services was the biggest portion of this category, increasing by 6% compared with 31 December 2010 following economic growth, particularly in Asia. Commercial real estate lending, which represented 8% of total gross lending to customers, increased by 4% in 2011, as the demand for funds in property investment and development remained strong in Hong Kong and certain countries in the Rest of Asia-Pacific region.

In the financial category, our largest exposure was to non-bank financial institutions which decreased by 13% to US$85.3bn; this was mainly in North America and related to lower reverse repos as we increased our placements of excess liquidity with central banks.

Loans and advances to banks were widely distributed across many countries in 2011 and decreased by 11% as funds from maturing term loans and reverse repo balances were redeployed into central banks, mainly in Europe.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Gross loans and advances by industry sector

(Audited)

	2011 US$m	Currency effect US$m	Move- ment US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Personal	393,625	(4,735)	(26,960)	425,320	434,206	440,227	500,834
Residential mortgages[4]	278,963	(1,825)	12,107	268,681	260,669	243,337	269,068
Other personal[5]	114,662	(2,910)	(39,067)	156,639	173,537	196,890	231,766

Corporate and commercial	472,816	(6,329)	33,633	445,512	383,090	407,474	400,771
Manufacturing[6]	96,054	(1,765)	6,698	91,121	80,487	81,103	72,895
International trade and services[6]	152,709	(2,074)	8,210	146,573	115,641	128,737	129,143
Commercial real estate	73,941	(598)	2,659	71,880	69,389	70,969	72,345
Other property-related	39,539	(245)	4,946	34,838	30,520	30,739	33,907
Government	11,079	(258)	2,743	8,594	6,689	6,544	5,708
Other commercial[7]	99,494	(1,389)	8,377	92,506	80,364	89,382	86,773

Financial	86,219	(1,874)	(13,632)	101,725	96,650	101,085	99,148
Non-bank financial institutions	85,275	(1,818)	(13,070)	100,163	95,237	99,536	96,781
Settlement accounts	944	(56)	(562)	1,562	1,413	1,549	2,367

Asset-backed securities reclassified	5,280	(14)	(598)	5,892	7,827	7,991	–

Total gross loans and advances to customers (‘TGLAC’)	957,940	(12,952)	(7,557)	978,449	921,773	956,777	1,000,753
Gross loans and advances to banks	181,112	(5,669)	(21,648)	208,429	179,888	153,829	237,373

Total gross loans and advances	1,139,052	(18,621)	(29,205)	1,186,878	1,101,661	1,110,606	1,238,126
Impaired loans and advances to customers[8]	41,584	(575)	(4,712)	46,871	30,606	25,352	19,582
– as a percentage of TGLAC	4.3%			4.8%	3.3%	2.6%	2.0%

Impairment allowances on loans and advances to customers	17,511	(396)	(2,176)	20,083	25,542	23,909	19,205
– as a percentage of TGLAC	1.8%			2.1%	2.8%	2.5%	1.9%
Charge for impairment losses	11,505	185	(2,228)	13,548	24,942	24,131	17,177
New allowances net of allowance releases	12,931	210	(1,847)	14,568	25,832	24,965	18,182
Recoveries	(1,426)	(25)	(381)	(1,020)	(890)	(834)	(1,005)

For footnotes, see page 185.

Movements in the above table attributed to the reclassification of certain loans and advances to held for sale were: US$33.2bn of other personal lending, US$1.3bn of residential mortgages, US$1.3bn of manufacturing international trade and services, and US$0.4bn of commercial real estate, US$0.5bn of loans and advances to banks and US$0.6bn related to other industry sectors.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Gross loans and advances to customers by industry sector and by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans
At 31 December 2011
Personal	166,147	63,181	43,580	5,269	95,336	20,112	393,625	41.1
Residential mortgages[4]	119,902	46,817	32,136	1,837	73,278	4,993	278,963	29.1
Other personal[5]	46,245	16,364	11,444	3,432	22,058	15,119	114,662	12.0

Corporate and commercial	204,984	91,592	77,887	21,152	41,271	35,930	472,816	49.3
Manufacturing[6]	45,632	9,004	16,909	3,517	7,888	13,104	96,054	10.0
International trade and services[6]	64,604	29,066	29,605	8,664	10,710	10,060	152,709	15.9
Commercial real estate	32,099	20,828	9,537	1,002	7,069	3,406	73,941	7.7
Other property-related	7,595	17,367	6,396	1,770	5,729	682	39,539	4.1
Government	3,143	2,918	962	1,563	656	1,837	11,079	1.2
Other commercial[7]	51,911	12,409	14,478	4,636	9,219	6,841	99,494	10.4

Financial	63,671	3,473	3,183	1,168	12,817	1,907	86,219	9.0
Non-bank financial institutions	63,313	3,192	2,937	1,162	12,817	1,854	85,275	8.9
Settlement accounts	358	281	246	6	–	53	944	0.1
Asset-backed securities reclassified	4,776	–	–	–	504	–	5,280	0.6

TGLAC	439,578	158,246	124,650	27,589	149,928	57,949	957,940	100.0
Percentage of TGLAC by geographical region	45.9%	16.5%	13.0%	2.9%	15.7%	6.0%	100.0%

Impaired loans[8]	11,751	604	1,069	2,425	22,696	3,039	41,584
– as a percentage of TGLAC	2.7%	0.4%	0.9%	8.8%	15.1%	5.2%	4.3%

Total impairment allowances	5,242	581	782	1,714	7,181	2,011	17,511
– as a percentage of TGLAC	1.2%	0.4%	0.6%	6.2%	4.8%	3.5%	1.8%

At 31 December 2010
Personal	161,717	57,308	40,184	5,371	139,117	21,623	425,320	43.4
Residential mortgages[4]	111,618	42,488	28,724	1,751	78,842	5,258	268,681	27.4
Other personal[5]	50,099	14,820	11,460	3,620	60,275	16,365	156,639	16.0

Corporate and commercial	203,804	80,823	67,247	19,560	38,707	35,371	445,512	45.6
Manufacturing[6]	46,890	8,171	15,050	3,074	5,748	12,188	91,121	9.3
International trade and services[6]	65,090	25,280	26,224	8,099	10,989	10,891	146,573	15.0
Commercial real estate	30,629	19,678	8,732	1,085	8,768	2,988	71,880	7.3
Other property-related	6,401	15,232	5,426	1,785	5,109	885	34,838	3.6
Government	2,289	2,339	415	1,345	89	2,117	8,594	0.9
Other commercial[7]	52,505	10,123	11,400	4,172	8,004	6,302	92,506	9.5

Financial	70,725	3,189	2,259	1,347	21,202	3,003	101,725	10.4
Non-bank financial institutions	70,019	2,824	2,058	1,335	21,109	2,818	100,163	10.2
Settlement accounts	706	365	201	12	93	185	1,562	0.2

Asset-backed securities reclassified	5,216	–	–	–	676	–	5,892	0.6

TGLAC	441,462	141,320	109,690	26,278	199,702	59,997	978,449	100.0
Percentage of TGLAC by geographical region	45.2%	14.4%	11.2%	2.7%	20.4%	6.1%	100.0%

Impaired loans[8]	11,394	660	1,324	2,529	27,840	3,124	46,871
– as a percentage of TGLAC	2.6%	0.5%	1.2%	9.6%	13.9%	5.2%	4.8%

Total impairment allowances	5,663	629	959	1,652	9,170	2,010	20,083
– as a percentage of TGLAC	1.3%	0.4%	0.9%	6.3%	4.6%	3.4%	2.1%

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Loans and advances to banks by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Loans and advances to banks US$m	Impair- ment allowances US$m

At 31 December 2011[9]	54,406	35,159	47,309	8,571	14,831	20,836	181,112	(125)
At 31 December 2010[10]	78,239	33,585	40,437	9,335	19,479	27,354	208,429	(158)
At 31 December 2009	65,614	36,197	35,648	8,435	15,386	18,608	179,888	(107)
At 31 December 2008	62,012	29,646	28,665	7,476	11,458	14,572	153,829	(63)
At 31 December 2007	104,534	63,737	32,373	7,488	16,566	12,675	237,373	(7)

For footnote, see page 185.

Gross loans and advances to customers by country

(Audited)

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2011
Europe	119,902	46,245	39,694	233,737	439,578
UK	111,224	22,218	29,191	160,236	322,869
France	3,353	9,305	8,160	49,572	70,390
Germany	10	343	112	4,518	4,983
Malta	1,708	567	520	1,591	4,386
Switzerland	1,803	10,684	156	1,918	14,561
Turkey	767	2,797	255	3,652	7,471
Other	1,037	331	1,300	12,250	14,918

Hong Kong	46,817	16,364	38,195	56,870	158,246

Rest of Asia-Pacific	32,136	11,444	15,933	65,137	124,650
Australia	9,251	1,327	2,357	6,073	19,008
India	830	461	809	3,914	6,014
Indonesia	81	463	97	4,577	5,218
Mainland China	2,769	317	5,078	15,665	23,829
Malaysia	4,329	2,166	1,351	5,898	13,744
Singapore	7,919	4,108	3,690	9,433	25,150
Taiwan	3,062	550	139	4,555	8,306
Vietnam	42	184	42	1,397	1,665
Other	3,853	1,868	2,370	13,625	21,716

Middle East and North Africa (excluding Saudi Arabia)	1,837	3,432	2,772	19,548	27,589
Egypt	2	441	100	2,775	3,318
Qatar	9	445	354	1,098	1,906
UAE	1,520	1,882	1,464	12,070	16,936
Other	306	664	854	3,605	5,429

North America	73,278	22,058	12,798	41,794	149,928
US	52,484	14,087	7,850	27,307	101,728
Canada	19,045	7,518	4,391	13,600	44,554
Bermuda	1,749	453	557	887	3,646

Latin America	4,993	15,119	4,088	33,749	57,949
Argentina	32	1,379	114	2,331	3,856
Brazil	1,657	9,802	1,660	18,638	31,757
Mexico	1,847	2,261	1,284	8,210	13,602
Panama	1,240	1,014	923	2,537	5,714
Other	217	663	107	2,033	3,020

Total	278,963	114,662	113,480	450,835	957,940

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Gross loans and advances to customers by country (continued)

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2010
Europe	111,618	50,099	37,030	242,715	441,462
UK	103,037	25,636	26,002	165,283	319,958
France	3,749	9,550	8,737	56,613	78,649
Germany	11	356	79	4,015	4,461
Malta	1,656	599	563	1,643	4,461
Switzerland	1,358	10,708	114	1,837	14,017
Turkey	809	2,817	210	2,783	6,619
Other	998	433	1,325	10,541	13,297

Hong Kong	42,488	14,820	34,910	49,102	141,320

Rest of Asia-Pacific	28,724	11,460	14,158	55,348	109,690
Australia	8,405	1,267	2,346	4,867	16,885
India	920	526	680	4,583	6,709
Indonesia	74	531	115	3,374	4,094
Mainland China	2,046	310	3,836	12,932	19,124
Malaysia	3,833	2,053	1,361	4,845	12,092
Singapore	6,571	3,661	3,262	7,846	21,340
Taiwan	3,002	527	135	2,832	6,496
Vietnam	35	162	59	1,255	1,511
Other	3,838	2,423	2,364	12,814	21,439

Middle East and North Africa (excluding Saudi Arabia)	1,751	3,620	2,870	18,037	26,278
Egypt	3	396	111	2,484	2,994
Qatar	8	491	404	918	1,821
UAE	1,477	2,099	1,359	11,043	15,978
Other	263	634	996	3,592	5,485

North America	78,842	60,275	13,877	46,708	199,702
US	57,630	51,686	8,269	31,496	149,081
Canada	19,505	8,070	5,079	14,711	47,365
Bermuda	1,707	519	529	501	3,256

Latin America	5,258	16,365	3,873	34,501	59,997
Argentina	30	918	103	2,172	3,223
Brazil	1,111	10,979	1,816	17,093	30,999
Mexico	2,097	2,365	1,146	8,622	14,230
Panama	1,155	982	489	3,794	6,420
Other	865	1,121	319	2,820	5,125

Total	268,681	156,639	106,718	446,411	978,449

Areas of special interest

Wholesale lending

(Unaudited)

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls.

During the year, we continued to reduce our sovereign and financial institution counterparty credit risk positions in peripheral eurozone countries. We also reduced our exposure to risk from financial institution counterparty positions across the broader eurozone and from specific financial institutions in other countries. This process was particularly focused on our surplus liquidity, which resulted in significant placements directly with central banks in the most highly rated countries.

We actively sought to identify those counterparties domiciled in core European countries that had exposures to sovereigns and/or banks in peripheral eurozone countries of sufficient size to threaten their on-going viability in the event of an unfavourable conclusion to the current crisis.

This was undertaken through the analysis of publicly available information, reviews of external analyst reports and meetings with the counterparties’

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

officials. This process enabled us to form a view of the credit standing and the level of exposure that the counterparties have to peripheral eurozone sovereigns and banks. The majority of these counterparties are located in France, Germany and the Netherlands, where the exposures are disclosed in aggregate below. Vulnerable counterparties were identified, subject to enhanced monitoring and our exposure was managed in a way similar to the monitoring and management of direct exposures to the peripheral eurozone countries.

The overall quality of the portfolio was strong with most in-country and cross-border limits extended to countries with high-grade internal credit risk ratings. We regularly update our assessment of higher risk countries and adjust our risk appetite accordingly.

Exposures to countries in the eurozone

(Unaudited)

2011 was a turbulent year for the global markets, dominated by the continuing eurozone debt crisis that started with the global financial crisis in 2007 and, by 2011, had developed into a severe sovereign debt crisis. The measures taken by governments during that period to avoid a financial collapse resulted in higher debt levels, large fiscal deficits and, in certain cases, social and political disruption. During 2011, a number of eurozone countries came under severe financial pressure and their ability to raise, refinance and service their debt was put into question by markets, as demonstrated by the record high spreads during most of the year. Greece, Ireland and Portugal were forced to seek support packages from the European Central Bank (‘ECB’) and the International Monetary Fund (‘IMF’) under strict conditions, while fear of contagion to other eurozone countries forced governments to reduce debt levels through austerity measures that, at least in the short term, were seen as the cause of slow growth for some countries and stagnation in others.

Despite a number of high profile summits and meetings the EU was unable to agree and implement a strong coherent policy response to the crisis, prompting fear of default or the exit from the euro of one or more members. Under pressure during most of 2011, EU members showed an increasing willingness to agree a structured common approach, but they also demonstrated divergent opinions on the way forward and on the measures to be taken. This resulted in the three major rating agencies either downgrading, or putting on the watch list for possible downgrade, a number of sovereigns which intensified the pressure, even on the stronger eurozone countries.

The ongoing sovereign debt crisis, slow economic growth, dearth of market financing for banks and private sector deleveraging severely affected the eurozone financial system, increasing the possibility of further banking stress in the region. The banking sector within the peripheral eurozone countries was particularly under threat as the credit risk of domestic and cross-border exposures increased significantly. This prompted calls from the European Banking Authority (‘EBA’) and the IMF for funding and liquidity support and/or the recapitalisation of certain European banks.

The ratings downgrade of a number of eurozone countries by major rating agencies in 2011 and January 2012 was generally anticipated and was, in most cases, not as large as feared, with the exception of Portugal which is now rated below investment grade. The downgrades are likely to have implications for the ratings of European banks and government guaranteed securities, as evidenced by the downgrade of the European Financial Stability Fund (‘EFSF’).

We continue to closely monitor events and have stress-tested our capital position for potential scenarios.

The tables below summarise our exposures to selected eurozone countries, including:

•	governments and central banks of selected eurozone countries along with near/quasi government agencies;

•	banks; and

•	other financial institutions and other corporates.

Exposures to banks, other financial institutions and other corporates are based on the country of domicile of the counterparty.

The following analysis of our exposures to selected European countries is made voluntarily to reflect developments in best practice disclosure. Whilst certain analysis is subject to audit and incorporated into the Group’s risk management disclosure, it is not required for the purposes of compliance with IFRSs.

Basis of preparation

(Audited)

The countries presented were selected as they exhibited levels of market volatility during 2011 which exceeded other eurozone countries and demonstrated fiscal or political uncertainty. Certain of these countries also have high sovereign debt to GDP ratios and a short to medium-term maturity concentration of those liabilities.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The eurozone disclosure includes information about our exposures to France, Germany and the Netherlands as these countries are seen to have considerable exposure to the sovereign debt of the peripheral eurozone countries. In addition, these are countries where our total direct exposure is greater than 5% of the Group’s equity at 31 December 2011. An analysis of loans and advances to customers by significant countries is provided on page 111.

The on-balance sheet exposures disclosed in the exposure tables below are presented based on the appropriate IFRSs classification. Trading assets are net of short positions as the fair value of the short positions reference the fair value of the trading assets. Derivative assets are shown gross and net of collateral and derivative liabilities that reduce the overall risk exposure.

Credit default swaps and off-balance sheet exposures

(Unaudited)

The Group purchased CDS protection on certain of its holdings of Greek government bonds. The net fair value of these CDS was US$0.5bn, and the net notional value was US$0.8bn as at 31 December 2011. The CDS were transacted with banks with investment grade credit ratings, and would pay out in the event of default and certain other credit events. There is no significant mismatch between the maturity of the Greek government bonds and the CDS protection. Other CDS contracts disclosed in the tables below were principally entered into for customer facilitation. These CDSs are mainly entered into with banks and financial institutions where their terms are typically drawn up in accordance with the guidance set out in the 2003 ISDA Credit Derivatives Definitions and the July 2009 Supplement. The credit events that trigger the payout of CDSs may differ as they are based on the terms of each agreement between the counterparties. Such credit events normally include bankruptcy, payment default on a reference asset or assets, restructuring and repudiation or moratoria.

Off-balance sheet exposures mainly relate to commitments to lend and the amount shown in the tables represents the maximum amount that could be drawn down by the counterparty. In some instances, limitations are imposed on a counterparty’s ability to draw down on a facility. These limitations are governed by the legal documentation, which differs from counterparty to counterparty. In the majority of cases, we are bound to fulfil commitments made to third parties.

Summary on-balance sheet exposures to peripheral eurozone countries

(Unaudited)

	Greece	Ireland	Italy	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2011
Sovereign and agencies	0.4	0.3	2.3	0.5	1.2	4.7
Banks	0.7	1.9	2.0	0.5	3.1	8.2
Other financial institutions and corporate	3.9	3.2	2.6	0.1	6.0	15.8
Personal	1.0	–	–	–	–	1.0

	6.0	5.4	6.9	1.1	10.3	29.7

Eurozone sovereigns and agencies

(Unaudited)

During 2011, Portugal joined Greece and Ireland in the list of the eurozone countries requiring rescue packages to remain solvent. Greece required a second support package, which was formalised as EU leaders announced a three-year programme totalling €109bn (US$155bn). In addition, the EFSF rules were changed to allow it to buy bonds on the secondary market, finance the recapitalisation of banks and provide pre-emptive credit lines to eurozone countries under pressure in debt markets. The announcement of the second package was followed by months of negotiations between the parties to determine its details. Final agreement was eventually reached in February 2012 ahead of the March 2012 deadline for the euro bond payment of €14.5bn (US$19bn) by the Greek government, calming fears of a disorderly default. The total support package has increased to €130bn (US$172bn) and includes debt swap arrangements, direct support by ECB and an additional haircut by private debt holders.

In 2012, we forecast that the eurozone will continue to experience slow growth or possibly recession, with unemployment reaching record high levels and households continuing to reduce debt. We expect that the ECB, along with countries in the eurozone, will continue to focus on resolving intra-eurozone imbalances, rebuilding public finances, improving fiscal discipline, strengthening the banking system and managing cross-border risk. Concerns of contagion of the debt crisis in Greece, Ireland and Portugal to other countries, notably Italy and Spain, are likely to persist, causing the risk premium on most European countries’ sovereign debt to remain high. The German economy has demonstrated positive signs of stability and has

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

experienced positive growth during the year and, although it has shown modest growth, the French economy is expected to stay resilient should the crisis spread to other eurozone countries.

At 31 December 2011, our exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$4.7bn, US$2.2bn lower than at the end of 2010. Of the total financial investments available for sale in these countries, approximately 46% mature within one year, 21% between one and three years and 33% in excess of three years.

At 31 December 2011, our exposure to the sovereign and agency debt of Germany, France and the Netherlands was US$87bn. Of the total financial investments available for sale in these countries, approximately 26% mature within one year, 28% between one and three years and 46% in excess of three years. Our exposure in the Netherlands predominantly comprises cash placements with the Dutch Central Bank, which in turn are put in to the euro clearing system (Target 2) managed by ECB.

Our exposure in Germany and France is commensurate to the size of our operations and is well diversified across sectors and products.

During 2011, an impairment charge of US$212m was recognised in respect of Greek sovereign and agency exposures classified as available for sale, reflecting the further deterioration in Greece’s fiscal position and the expected effect of the range of recently announced support measures. The amount of the impairment charge represented the cumulative fair value loss on these securities as at the end of 2011, and does not necessarily represent the expectation of future cash losses. The impairment charge was transferred from the available-for-sale reserve to the income statement. Our sovereign exposures to Ireland, Italy, Portugal and Spain were not considered to be impaired at 31 December 2011 because, despite financial difficulties in these countries, the situation is not severe enough to conclude that loss events have occurred which will have an impact on the future cash flows of these countries’ sovereign securities.

Exposures to peripheral eurozone countries – sovereigns and agencies

(Audited)

	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 31 December 2011
Cash and balances at central banks	–	–	–	–	0.1	0.1
Financial investments held to maturity	–	–	0.1	–	–	0.1
– fair value	–	–	0.1	–	–	0.1

Financial investments available for sale[1][1]	0.1	0.1	0.8	0.1	0.9	2.0
– cumulative impairment	0.2	–	–	–	–	0.2
– amortised cost	–	0.1	0.8	0.1	0.9	1.9

Net trading assets	0.3	0.2	1.4	0.4	0.1	2.4
– gross trading assets	0.4	0.3	8.3	0.6	1.8	11.4
– short positions	(0.1)	(0.1)	(6.9)	(0.2)	(1.7)	(9.0)

Derivatives[1][2]	–	–	–	–	0.1	0.1
– gross derivative assets	–	0.3	0.7	0.3	0.2	1.5
– collateral and derivative liabilities	–	(0.3)	(0.7)	(0.3)	(0.1)	(1.4)

Total	0.4	0.3	2.3	0.5	1.2	4.7
Of which, on-balance sheet exposures held to meet insurance liabilities	–	0.1	0.3	0.1	0.4	0.9
– discretionary participatory	–	0.1	0.3	0.1	0.4	0.9

Off-balance sheet exposures	–	–	–	–	1.0	1.0
– commitments	–	–	–	–	1.0	1.0

Total credit default swaps
– CDS asset positions	1.2	0.2	0.6	0.4	0.4	2.8
– CDS liability positions	(0.7)	(0.2)	(0.6)	(0.3)	(0.4)	(2.2)
– CDS asset notionals	1.8	0.9	3.9	1.2	3.3	11.1
– CDS liability notionals	1.0	0.9	3.8	1.2	3.5	10.4

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Summary balance sheet exposures to core eurozone countries – sovereigns and agencies

(Audited)

	France US$bn	Germany US$bn	The Netherlands US$bn	Total US$bn

At 31 December 2011	27	20	40	87

Eurozone banks

(Unaudited)

As a direct result of the eurozone sovereign debt crisis, economic slowdown, uncertain property markets and low credit growth, banks in the eurozone area continue to face severe stress.

During the year, banks with direct exposure to eurozone sovereigns saw their costs and access to funding deteriorate. The concern about solvency of weaker banks intensified further following the rescue of Dexia Bank Belgium and the failure of MF Global Holdings in the US, which lost access to the funding markets due to its significant exposures to eurozone sovereign debt. Market volatility and funding issues were further exacerbated due to downgrades of European banks by the major credit rating agencies, citing concerns over their ability to absorb losses due to possible sovereign debt default, reliance on volatile wholesale funding markets and a perceived weakening in government support. A crisis of confidence emerged and banks became increasingly reluctant to lend to each other through the inter-bank market, prompting the ECB to take a number of extraordinary measures to ease funding pressures in the banking system. These included two unlimited liquidity operations with a three-year maturity, the widening of eligibility criteria for collateral, assistance in providing access to liquidity for more (medium-sized) banks and lowering reserve requirements from 2% to 1%. The slowdown in the inter-bank funding market and the ECB’s liquidity measures resulted in the provision of a large part of eurozone market liquidity being transferred to central banks of highly rated countries, which was a further indicator of de-risking by banks in the eurozone. These measures helped to ease the liquidity crisis in the short term, though medium-term funding challenges remain.

The measures taken by policymakers and banks to strengthen the sector have had mixed results. Banks have deleveraged by selling certain types of assets and investing in safe haven assets in a flight to quality. The EBA conducted an industry-wide stress test exercise in July 2011 with further updates in October and December 2011. Those banks in which a capital shortfall was identified were required to submit plans to respective national regulators by 20 January 2012 and reach a minimum core tier 1 capital ratio of 9% by the end of June 2012. The total capital shortfall covering 71 large banks was calculated as €109bn (US$146bn) within the peripheral eurozone countries, with Greece, Italy, Portugal and Spain comprising 68% of the estimate.

HSBC successfully passed these stress tests with a core tier 1 ratio of 10.5% under the modelled adverse scenario, exceeding the post-stress minimum core tier 1 capital requirement of 5% used in the December 2011 update to the exercise.

We expect challenging market conditions for eurozone banks to persist for most of 2012. There are significant sovereign and bank refinancing requirements and private sector deleveraging will continue, the eurozone sovereign debt crisis will remain and growth will stay low with the risk of recession in some developed economies. In addition, the pace of a multitude of regulatory reforms and related initiatives that have been launched and/or outlined by various policymakers will gather speed in 2012, most notably in the areas of capital, liquidity and systemic risk (Basel III, CRD IV and capital surcharges), new banking structures in the UK and revised supervisory structures.

Our exposure within the eurozone is largely to the banks in stronger countries. We continue to closely monitor and manage eurozone bank exposures in the peripheral eurozone countries, and are cautious in lending to this sector. We regularly update our assessment of higher-risk eurozone banks and adjust our risk appetite accordingly. Where possible, we also seek to play a positive role in maintaining credit and liquidity supply. We have not recognised any impairment as a result of the eurozone crisis, in respect of the exposures outlined below.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Exposures to peripheral eurozone countries – banks

(Audited)

	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 31 December 2011
Loans and advances	0.1	0.1	0.5	0.3	0.2	1.2
Financial investments held to maturity	–	0.2	0.2	–	–	0.4
– fair value	–	0.2	0.2	–	–	0.4

Financial investments available for sale[1][1]	–	0.4	0.3	–	0.4	1.1
– amortised cost	–	0.4	0.3	–	0.4	1.1

Net trading assets	0.4	0.9	0.6	0.1	2.0	4.0
– gross trading assets	0.4	0.9	0.6	0.1	2.4	4.4
– short positions	–	–	–	–	(0.4)	(0.4)

Derivatives[12]	0.2	0.3	0.4	0.1	0.5	1.5
– gross derivative assets	0.7	8.3	1.9	0.2	3.6	14.7
– collateral and derivative liabilities	(0.5)	(8.0)	(1.5)	(0.1)	(3.1)	(13.2)

Total	0.7	1.9	2.0	0.5	3.1	8.2

Of which, on-balance sheet exposures held to meet insurance liabilities	–	0.2	0.4	–	0.4	1.0
– discretionary participatory	–	0.2	0.4	–	0.4	1.0

Off-balance sheet exposures	0.2	–	0.1	–	0.4	0.7
– guarantees and other	0.2	–	0.1	–	0.4	0.7

Total credit default swaps
– CDS asset positions	–	–	0.5	0.1	0.1	0.7
– CDS liability positions	–	–	(0.5)	(0.1)	(0.1)	(0.7)
– CDS asset notionals	–	–	3.5	0.6	1.5	5.6
– CDS liability notionals	–	–	3.5	0.5	1.4	5.4

For footnotes, see page 185.

Summary balance sheet exposures to core eurozone countries – banks

(Audited)

	France US$bn	Germany US$bn	The Netherlands US$bn	Total US$bn

At 31 December 2011	47	21	15	83

Other financial institutions and other corporates

(Unaudited)

The credit quality of other financial institutions and other corporate portfolios remains strong with no significant impairments recognised in respect of them. The portfolios largely comprise large multinational corporates and other financial institutions with significant operations outside these countries that mitigate the risk. At 31 December 2011, our exposure to Greek shipping companies amounted to US$2.0bn. We believe the industry is less sensitive to the Greek economy as it is mainly dependent on international trade.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Exposures to peripheral eurozone countries – other financial institutions and corporates

(Audited)

	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 31 December 2011
Loans and advances	3.8	2.1	1.4	–	5.6	12.9
– gross	4.0	2.1	1.4	–	5.7	13.2
– impairment allowances	(0.2)	–	–	–	(0.1)	(0.3)
Financial investments available for sale[11]	–	0.3	0.3	0.1	0.1	0.8
– available-for-sale reserve	–	(0.1)	–	–	–	(0.1)
– amortised cost	–	0.4	0.2	0.1	0.1	0.8

Net trading assets	–	0.3	0.2	–	0.1	0.6
– gross trading assets	–	0.3	0.2	–	0.2	0.7
– short positions	–	–	–	–	(0.1)	(0.1)

Derivatives[12]	0.1	0.5	0.7	–	0.2	1.5
– gross derivative assets	0.1	0.7	1.0	–	0.2	2.0
– collateral and derivative liabilities	–	(0.2)	(0.3)	–	–	(0.5)

Total	3.9	3.2	2.6	0.1	6.0	15.8

Of which, on-balance sheet exposures held to meet insurance liabilities	–	–	0.2	0.1	0.1	0.4
– discretionary participatory	–	–	0.2	0.1	0.1	0.4

Off-balance sheet exposures	1.4	0.3	1.3	–	0.6	3.6
– guarantees and other	0.6	0.2	0.4	–	0.5	1.7
– commitments	0.8	0.1	0.9	–	0.1	1.9

Total credit default swaps
– CDS asset positions	0.1	–	0.3	0.1	0.1	0.6
– CDS liability positions	(0.1)	–	(0.2)	(0.1)	(0.1)	(0.5)
– CDS asset notionals	0.2	0.3	3.7	0.6	1.4	6.2
– CDS liability notionals	0.3	0.3	3.5	0.7	1.3	6.1

For footnotes, see page 185.

Summary balance sheet exposures to core eurozone countries – other financial institutions and corporates

(Audited)

	France US$bn	Germany US$bn	The Netherlands US$bn	Total US$bn

At 31 December 2011	35	7	9	51

Intra-Group funding to peripheral eurozone countries

(Unaudited)

We fund our business through local bank deposits and by extending intra-Group loans from parts of HSBC with surplus funds. Funding carries risk in the event of the exit of a member country from the eurozone and the redenomination to national currencies which would follow and may result in their significant depreciation. Measures taken to mitigate these risks include changes to composition of internal funding sources and seeking access to alternative external funding sources to reduce potential currency mismatches.

US budget deficit

(Unaudited)

During 2011, the US economy expanded moderately. In August 2011, Standard and Poor’s (‘S&P’) lowered its long term debt rating for the US to AA+, citing the rising public debt burden and policymaking uncertainty as the key reasons. Fitch and Moody’s changed the US debt rating’s outlook from ‘stable’ to ‘negative’ for similar reasons. To date, the effect of the US downgrade has been less severe than originally feared.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

We expect low growth to continue in 2012 despite the projected continuing fiscal and monetary expansion and positive business outlook. However, political gridlock continues to cast doubts on the administration’s ability to approve a medium-term fiscal consolidation plan aimed at reducing public debt to more sustainable levels while pursuing expansionary policies. A European banking crisis is likely to cause severe damage to the global financial system, including the US, and will certainly affect the credit supply to consumers and businesses there, despite strong liquidity and de-leveraging by US banks during 2011.

We continue to closely monitor events and have stress-tested our capital position for potential scenarios at Group level and for the US business only. These results inform Group and US-specific capital planning and risk appetite setting as part of our annual operating planning process.

Middle East and North Africa

(Unaudited)

Although significant unrest and political changes were witnessed in the Middle East and North Africa in 2011, the majority of the Group’s exposures in the region were concentrated in our associate investment in Saudi Arabia and in the UAE, where the respective political landscapes remained stable and economic growth continued to recover. In the countries in which we have a presence and there was unrest or political change (or which exhibited similar socio-economic, political and demographic profiles to countries experiencing unrest), we continued to carefully monitor and respond to developments while assisting our customers in managing their own risks in the volatile environment.

We also continued to work closely with Dubai World and the various entities related to the Government of Dubai to address their prevailing issues. In March 2011, Dubai World signed a final deal with HSBC and other creditors restructuring US$25bn of its debt. The arrangement extends loan maturities for five to eight years at discounted rates, allowing Dubai World to sell off its non-core assets while focusing on its core earnings businesses.

Commercial real estate

(Unaudited)

Our exposure to the commercial real estate sector is concentrated in Hong Kong, the UK and North America. The market in Hong Kong was relatively buoyant in 2011; however, transaction volumes declined and asset prices began to stabilise following initiatives taken by supervisory authorities. The UK continued to exhibit relative strength in London and the South East, though many other regions were negatively affected by weak growth in the UK economy. We are closely monitoring re-financing requirements in the UK market over the next two to three years. In North America, the market has continued to be relatively stable, in part supported by the low levels of interest rates.

On a constant currency basis, the aggregate of our commercial real estate and other property-related lending was US$113bn at 31 December 2011, an increase of 7% compared with 31 December 2010, representing 12% of total loans and advances to customers. In 2011, credit quality across this sector showed some deterioration from 2010 and there remains risk of stress in certain markets. Accordingly, across our portfolios, credit risk is mitigated by long-standing and conservative policies on asset origination which focus on relationships with long-term customers and limited initial leverage. Group Risk, in conjunction with major subsidiaries, designates real estate as a Controlled Sector and, accordingly, implements enhanced exposure approval, monitoring and reporting procedures. We set and monitor risk appetite limits for the sector at both Group and regional levels to detect and prevent higher risk concentrations. A quarterly report comparing the risk-weighted exposures of the regions and global businesses with these appetite limits is provided to senior management. While individual regions may differ with regard to local market regulatory and legal structures and real estate market characteristics, typically, origination LTV ratios would be less than 65% across the Group where loans are secured on commercial real estate assets. Lending to the sector also includes lending to large real estate developers which is typically not secured directly by charges over the underlying real estate assets.

Personal lending

(Unaudited)

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which we operate, the product is not standard across all countries but is tailored to meet local demands while using appropriate distribution channels and, wherever possible, global IT platforms.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Group credit policy prescribes the range of acceptable residential property LTV thresholds with the acceptable maximum upper limit for new loans set between 75% and 95%. Specific LTV thresholds and debt-to-income ratios are managed at regional and country levels and, although such parameters must adhere with Group policy, strategy and risk appetite, they differ in the various locations in which we operate in order to reflect different economic and housing market conditions, regulations, portfolio performance, pricing and other product features.

In 2011, credit quality in most personal lending portfolios improved, reflecting a recovery of economic conditions in many markets. Loan impairment charges declined, particularly in those countries which had previously been most affected by rising unemployment and house price depreciation.

In recent years, the Group has undertaken a review of consumer finance activities and has reduced the sale of consumer finance and higher-risk personal lending products in favour of lower-risk facilities and loans secured by owner-occupied residential properties. Most notably, we have curtailed the use of third party sales agents for lending products and the sale of second lien mortgages has been significantly restricted, contributing to the balance reductions set out on page 123. Individual businesses continue to monitor, review and amend their debt-to-income ratios, LTV thresholds and other lending criteria to reflect risk appetite, portfolio performance and regulatory requirements in different countries.

In the US, the origination of new personal lending is extremely limited as we have progressively closed the consumer finance distribution network since 2007, completely discontinuing all new consumer finance real estate originations following the closure of the Consumer Lending branch network at the beginning of 2009. As a result, we are managing sizeable reductions in customer balances across HSBC Finance portfolios as detailed on page 122.

In the UK, we reduced our risk appetite. Underwriting was enhanced across all UK businesses, most notably through the use of improved credit bureau information and the centralisation of the approval process. A range of account management tools were deployed with the aim of identifying and supporting customers who appear to be encountering financial hardship.

In Hong Kong, we adopted more conservative LTV thresholds and debt-to-income ratios, partially in response to regulatory requirements, and increased our focus on offering lending products to our existing customer base, particularly within the higher quality Premier and Advance segments.

The commentary that follows is on a constant currency basis.

At 31 December 2011, total personal lending was US$394bn, 6% lower than at 31 December 2010. Excluding the reclassification of balances held for sale, total personal lending grew, primarily in the UK and Hong Kong residential mortgage segment. Within our personal lending portfolios, total loan impairment charges of US$9.3bn were 18% lower than in 2010 with the most significant fall in the US reflecting the continued run-off of the CML portfolio and lower balances and improved delinquency rates in our Card and Retail Services business.

Total personal lending in the UK increased by 4% from 31 December 2010 to US$133bn, due to an increase in residential mortgage balances, driven by successful marketing initiatives and competitive pricing focused on our target customers. (UK mortgage lending is discussed in greater detail on page 122). This was partly offset by a 13% fall in other personal lending balances, reflecting the continued shift from unsecured products such as credit cards and personal loans.

In Hong Kong, total personal lending grew by 10% to US$63bn, due to growth in residential mortgage lending, mainly in the first half of 2011. Personal lending balances in Rest of Asia-Pacific also reflected a strong property sector with residential mortgage lending growth of 13%, most notably in Singapore and Australia.

Total personal lending in the US at 31 December 2011 was US$67bn, a decrease of 39% compared with the end of 2010 reflecting the reclassification of balances to held for sale and the run-off of the CML portfolio.

For an analysis of loan impairment allowances and impaired loans, see page 134.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Exposures to countries in the eurozone

(Unaudited)

Our retail activities within the eurozone countries are limited, with our only significant exposures in France and Greece. In France, our exposure to personal lending at 31 December 2011 was US$14bn. This exposure was mainly in residential mortgages, loans secured by a national guarantee scheme and unsecured personal loans, and both delinquency and impairment charges remained low. Our exposure within Greece totalled US$1.0bn, substantially in the form of residential mortgages. The portfolio remained well secured and delinquencies stable as we took measures to manage and contain the risks therein.

Total personal lending

(Unaudited)

	UK US$m	Rest of Europe US$m	US13 US$m	Rest of North America US$m	Other regions[14] US$m	Total US$m
At 31 December 2011
Residential mortgages	111,224	8,678	52,484	20,794	85,783	278,963

Other personal lending	22,218	24,027	14,087	7,971	46,359	114,662
– motor vehicle finance	–	24	20	29	4,494	4,567
– credit cards	11,279	2,192	833	1,262	13,922	29,488
– second lien mortgages	694	–	7,063	468	233	8,458
– other	10,245	21,811	6,171	6,212	27,710	72,149

Total personal lending	133,442	32,705	66,571	28,765	132,142	393,625

Impairment allowances
Residential mortgages	(383)	(58)	(4,551)	(27)	(302)	(5,321)

Other personal lending	(745)	(366)	(1,659)	(109)	(1,560)	(4,439)
– motor vehicle finance	–	(4)	–	–	(164)	(168)
– credit cards	(177)	(148)	(46)	(35)	(428)	(834)
– second lien mortgages	(42)	(1)	(740)	(9)	–	(792)
– other	(526)	(213)	(873)	(65)	(968)	(2,645)

Total impairment allowances on personal lending	(1,128)	(424)	(6,210)	(136)	(1,862)	(9,760)

– as a percentage of total personal lending	0.8%	1.3%	9.3%	0.5%	1.4%	2.5%

At 31 December 2010
Residential mortgages	103,037	8,581	57,630	21,212	78,221	268,681

Other personal lending	25,636	24,463	51,686	8,589	46,265	156,639
– motor vehicle finance	–	35	72	55	5,886	6,048
– credit cards	11,612	1,916	33,744	1,334	13,778	62,384
– second lien mortgages	846	2	9,322	578	422	11,170
– other	13,178	22,510	8,548	6,622	26,179	77,037

Total personal lending	128,673	33,044	109,316	29,801	124,486	425,320

Impairment allowances
Residential mortgages	(275)	(58)	(3,592)	(25)	(297)	(4,247)

Other personal lending	(1,348)	(467)	(4,436)	(179)	(1,616)	(8,046)
– motor vehicle finance	–	(5)	–	–	(244)	(249)
– credit cards	(506)	(216)	(2,256)	(62)	(483)	(3,523)
– second lien mortgages	(58)	–	(889)	(19)	–	(966)
– other	(784)	(246)	(1,291)	(98)	(889)	(3,308)

Total impairment allowances on personal lending	(1,623)	(525)	(8,028)	(204)	(1,913)	(12,293)

– as a percentage of total personal lending	1.3%	1.6%	7.3%	0.7%	1.5%	2.9%

For footnotes, see page 185.

Mortgage lending

(Unaudited)

We offer a wide range of mortgage products designed to meet customer needs, including capital repayment, interest-only, affordability and offset mortgages. The commentary that follows is on a constant currency basis.

At 31 December 2011, the total mortgage lending balance, comprising residential and second lien lending, was US$287bn, 3% higher than at the end of 2010. Our most significant concentrations of mortgage lending were in the UK, the US and Hong Kong.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

US mortgage lending

US mortgage lending balances, including second lien mortgages, were US$59.5bn at 31 December 2011, a decline of 11% compared with the end of 2010. Overall, US mortgage lending represented 15% of our total personal lending compared with 16% at 31 December 2010.

Mortgage lending in HSBC Finance was US$44.1bn at 31 December 2011, 11% of our gross loans and advances to personal customers. These balances declined by 13% from 31 December 2010 as the run-off of the CML portfolio continued. However, despite the continued low interest rate environment, our loan repayment rates declined compared with historical experience, in part due to our ongoing efforts to assist customers avoid foreclosure through our loan modification programmes which have resulted in slower repayment rates.

HSBC Finance US mortgage lending15

(Unaudited)

	At 31 December 2011			At 31 December 2010
	Mortgage Services US$m	Consumer Lending US$m	Total US$m	Mortgage Services US$m	Consumer Lending US$m	Total US$m

First lien	13,141	26,467	39,608	15,300	30,016	45,316
Second lien	1,724	2,796	4,520	2,269	3,349	5,618

	14,865	29,263	44,128	17,569	33,365	50,934
Impairment allowances	1,846	3,242	5,088	1,837	2,474	4,311
– as a percentage of the above balances	12.4%	11.1%	11.5%	10.5%	7.4%	8.5%

For footnotes, see page 185.

At HSBC Bank USA, mortgage lending balances were US$15.4bn at 31 December 2011, a reduction of 4% compared with the end of 2010. This was primarily due to the reclassification of balances relating to the pending sale of certain non-strategic branches to assets held for sale in the third quarter of 2011, partly offset by an increase in new mortgage sales to our Premier customers.

As previously reported, the Federal Reserve Board completed an industry-wide examination into foreclosure practices in 2010. The resulting Servicing Consent Order required us to take prescribed actions to address certain deficiencies in our foreclosure processes, as well as review all foreclosures pending or completed between January 2009 and December 2010. We continue to work closely with the regulators to align our processes as required and are implementing operational changes as necessary. Although we have resumed foreclosures in 48 states, it will be a number of months before we fully resume all foreclosure activities in all states, as we need to ensure that all necessary enhancements have been satisfactorily implemented.

During 2011, certain courts and state legislatures issued new rules relating to foreclosures. In some courts, scrutiny of documentation increased, while in others additional verification of information was required prior to foreclosure. This combination of factors led to a significant backlog of foreclosures which will take some time to resolve, and may result in additional delays which could have an adverse effect on house prices resulting in higher loss severities.

For discussion of credit trends in the US mortgage lending portfolio and the steps taken to mitigate risk, see ‘US personal lending – credit quality’ on page 124.

Mortgage lending – rest of the world

Mortgage lending in the UK was US$112bn at 31 December 2011, our largest concentration of this exposure, representing 12% of total gross lending to customers. The balance was 8% higher than at the end of 2010.

In the UK, the majority of mortgage lending was to existing customers holding current or savings account relationships with HSBC. We continued to restrict lending for the purchase of residential property for the purpose of rental, and almost all new business was originated through our own sales force, with self-certification of income not permitted. These lending practices helped to ensure that our UK mortgage portfolio remained of high quality, and our average LTV ratios for new business and our total mortgage books were 53% and 52%, respectively.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Loan impairment charges and delinquency levels in our UK mortgage book remained at very low levels, reflecting the strong credit quality of the portfolio and the low interest rate environment which helped to make mortgage repayments more affordable for customers, some of whom were actively reducing their outstanding debt levels.

In Hong Kong, mortgage lending was US$46.8bn, an increase of 10% compared with the end of 2010. It was supported by the low interest rate environment and the strength of the local property market. The strong growth in the property market led the Hong Kong Monetary Authority (‘HKMA’)

to introduce measures in both the second half of 2010 and June 2011 such as increasing deposit requirements, reducing the maximum LTV ratios for new loans and capping the maximum debt-to-income ratios. These resulted in a reduction in property prices in the second half of the year and lower sales volumes. The quality of our mortgage book remained strong with an average LTV ratio of 49% on new mortgage sales and 37% on our total mortgage books.

The following table shows the levels of mortgage lending products in our various portfolios in the US, the UK and the rest of the Group.

Mortgage lending products

(Unaudited)

	UK	Rest of Europe	US1[3]	Rest of North America	Other regions[1][4]	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Residential mortgages	111,224	8,678	52,484	20,794	85,783	278,963
Second lien mortgages	694	–	7,063	468	233	8,458

Total mortgage lending	111,918	8,678	59,547	21,262	86,016	287,421

Second lien as a percentage of total mortgage lending	0.6%	0.0%	11.9%	2.2%	0.3%	2.9%

Impairment allowances
Residential mortgages	(383)	(58)	(4,551)	(27)	(302)	(5,321)
Second lien mortgages	(42)	(1)	(740)	(9)	–	(792)

Total impairment allowances on mortgage lending	(425)	(59)	(5,291)	(36)	(302)	(6,113)
Interest-only (including offset) mortgages	46,886	48	–	667	1,256	48,857
Affordability mortgages, including ARMs	177	496	17,089	277	6,894	24,933
Other	106	–	–	–	189	295

Total interest-only and affordability mortgages	47,169	544	17,089	944	8,339	74,085

– as a percentage of total mortgage lending	42.1%	6.3%	28.7%	4.4%	9.7%	25.8%

At 31 December 2010
Residential mortgages	103,037	8,581	57,630	21,212	78,221	268,681
Second lien mortgages	846	2	9,322	578	422	11,170

Total mortgage lending	103,883	8,583	66,952	21,790	78,643	279,851

Second lien as a percentage of total mortgage lending	0.8%	0.0%	13.9%	2.7%	0.5%	4.0%
Impairment allowances
Residential mortgages	(275)	(58)	(3,592)	(25)	(297)	(4,247)
Second lien mortgages	(58)	–	(889)	(19)	–	(966)

Total impairment allowances on mortgage lending	(333)	(58)	(4,481)	(44)	(297)	(5,213)

Interest-only (including offset) mortgages	45,039	51	–	908	1,282	47,280
Affordability mortgages, including ARMs	1,089	326	18,494	274	7,855	28,038
Other	102	–	–	–	183	285

Total interest-only and affordability mortgages	46,230	377	18,494	1,182	9,320	75,603

– as a percentage of total mortgage lending	44.5%	4.4%	27.6%	5.4%	11.9%	27.0%

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

US personal lending

(Unaudited)

Credit quality

During 2011, economic conditions in the US remained challenging. However, they began to show signs of improvement during the fourth quarter as employment growth accelerated, in part due to seasonal hiring, and increased consumer spending. House prices remained under pressure during 2011 due to foreclosure levels, which remained high, despite the industry-wide delays in foreclosure processing.

Unemployment rates, which are a major factor in the deterioration of credit quality, remained high at 8.5% in December 2011, down from 9.4% in December 2010. Unemployment rates were at or above the US national average in 17 states.

A future improvement in the US economy remains dependant upon a recovery in the housing market, a fall in unemployment rates, the stabilisation of energy prices and improved consumer confidence. Any further weakening in these factors may continue to adversely affect consumer payment patterns and credit quality.

Mortgage lending

In 2011, we further reduced our mortgage exposure in the US as balances continued to run-off in the CML portfolio, as discussed on page 122. At 31 December 2011, residential mortgage lending balances were US$52.5bn, a decline of 9% compared with the end of 2010. The ratio of impairment allowances to total mortgage lending in HSBC Finance increased from 8.5% at 31 December 2010 to 11.5% at 31 December 2011. This increase largely reflected the effects of the delays in foreclosure activity and the increased forbearance activity within the portfolio.

Real estate markets in the US have been affected by stagnation or declines in property values. As a result, LTV ratios for our real estate secured loans have generally deteriorated since origination. Lending balances with LTV ratios of greater than 100% have historically had a greater likelihood of becoming delinquent, resulting in higher loss severity which could adversely affect our loan impairment allowances. For more information on residential mortgages by levels of collateral, see page 144.

In the CML portfolio, two months or more delinquent balances increased compared with the end of 2010. This was due to the temporary suspension of foreclosure activities, which resulted in a slowing in the rate at which lending balances were transferred to foreclosed. As a result, in our Consumer Lending portfolio, two months or more delinquent balances increased in dollar terms from US$4.9bn at 31 December 2010 to US$5.1bn at 31 December 2011, while in our Mortgage Services portfolio they remained unchanged at US$2.8bn.

At HSBC Bank USA, two months or more delinquency rates increased from 7.9% to 8.2% at 31 December 2011, reflecting the suspension of foreclosure activities.

Second lien mortgage loans have a risk profile characterised by higher LTV ratios because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss experience on default of second lien loans has typically approached 100% of the amount outstanding, as any equity in the property is initially applied to the first lien loan. The majority of second lien loans are to customers that hold a first lien mortgage issued by a third party. Impairment allowances for these loans are determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience. Approximately 97% of our US second lien mortgages, where the first lien mortgages are held or serviced by us and have a delinquency status of 90 days or more past due, are themselves 90 days or more past due. Once we assume a second lien mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100%. In the US, second lien mortgage balances declined by 24% to US$7.1bn at 31 December 2011, representing 12% of the overall US mortgage lending portfolio. Two months or more delinquent balances were US$0.7bn at 31 December 2011 compared with US$0.8bn at 31 December 2010.

Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

property and additional loan impairment allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines recorded through an impairment allowance on the property. Increases to the valuation are recorded to the extent of cumulative losses previously recognised through the impairment allowance on the property.

In late 2010, we temporarily suspended all new foreclosure proceedings and in early 2011 ceased foreclosures where judgement had yet to be entered while we enhanced our processes. As a result, and together with an increase in foreclosed property sales, the number of foreclosed properties at HSBC Finance decreased compared with the end of December 2010.

The average total loss on foreclosed properties and the average loss on sale of foreclosed properties both increased compared with the end of 2010. This was a result of the continued decline in house prices, as well as a greater mix of foreclosed properties being sold which we have held for longer periods of time. Typically the longer the holding period, the greater the loss we recognise by the time of sale. See the table ‘HSBC Finance foreclosed properties in the US’ below for more detail.

Since their introduction in 2010, HSBC Finance has increased the use of deed-in-lieu and ‘short sales’ to assist our real estate secured receivable customers. Under a deed-in-lieu agreement, the borrower agrees to surrender the deed to the property without being subject to foreclosure proceedings and HSBC Finance releases the borrower from further obligation. Under a short sale, the property is offered for sale to potential buyers at a price which has been pre-negotiated between HSBC Finance and the borrower. This pre-negotiated price is based on updated property valuations and the expectation of future cash flows from the customer. Short sales also release the borrower from further obligations. HSBC’s total losses on deed-in-lieu and short sales are generally lower than losses from foreclosed loans, or loans where we have previously elected not to pursue foreclosure, and the practices generally obtain resolution of the delinquent receivable over a shorter period of time than the normal foreclosure proceedings. HSBC Finance currently expects that the use of deed-in-lieu and short sales will continue to be significant in the future as it works with its customers.

HSBC Finance foreclosed properties in the US

(Unaudited)

		Half-year ended
	2011	31 Dec 2011	30 Jun 2011	2010

Number of foreclosed properties at end of period	3,511	3,511	6,982	10,940
Number of properties added to foreclosed inventory in the year/quarter	11,187	3,116	8,071	20,489
Average loss on sale of foreclosed properties[1][6]	8%	9%	8%	5%
Average total loss on foreclosed properties[17]	56%	57%	55%	51%
Average time to sell foreclosed properties (days)	185	200	168	161

For	footnotes, see page 185.

Credit cards

In the second half of 2011, we announced the sale of our Card and Retail Services business, which includes both our credit card and private label operations. We have reclassified the associated balances to assets held for sale. We will continue to offer all card products and services during transition. HSBC Bank USA continues to offer credit cards to branch-based customers and corporate cards to commercial and wholesale banking clients.

Two months or more delinquency rates in our credit card portfolio declined from 4.7% at 31 December 2010 to 3.8% at

31 December 2011 while, in our private label cards portfolio, two months or more delinquency rates decreased from 3.0% at 31 December 2010 to 2.5% at 31 December 2011 reflecting an increasing willingness on the part of customers to make repayments and reduce outstanding credit card debt levels.

Personal non-credit card

Personal non-credit card lending balances in the US decreased significantly, largely due to continued run-off. As a result two months or more delinquency balances declined from US$0.8bn at 31 December 2010 to US$0.5bn at 31 December 2011.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Two months and over contractual delinquency in the US

(Unaudited)

	At 31 December
	2011 US$m		2010 US$m		2009 US$m
In Personal Lending in the US
Residential mortgages	9,065		8,632		9,551
Of which:
Mortgage services	2,783		2,757		3,093
Consumer lending	5,139		4,861		5,380
Other mortgage lending	1,143		1,014		1,078

Second lien mortgage lending	674		847		1,194
Of which:
Mortgage services	157		245		384
Consumer lending	344		423		642
Other mortgage lending	173		179		168
Vehicle finance	–		–		267
Credit card	714		957		1,798
Private label	316		404		622
Personal non-credit card	513		811		1,548

Total	11,282		11,651		14,980

	%	[18]	%	[18]	%	[1][8]

Residential mortgages	17.1		15.0		14.5
Second lien mortgage lending	8.5		9.1		10.1
Vehicle finance	–		–		4.6
Credit card	3.8		4.7		7.4
Private label	2.5		3.0		4.1
Personal non-credit card	8.3		9.5		12.6
Total	11.4		10.7		11.1

For footnote, see page 185.

Credit quality of financial instruments

(Audited)

The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are defined in the Appendix to Risk on page 188. Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 152.

During 2011, we amended our presentation of impaired loans for portfolios with significant levels of forbearance to provide more relevant information on the effect of forbearance on the credit risk of loans and advances. This change in presentation does not affect the accounting policy for the recognition of loan impairment allowances. Further details are provided on page 133.

For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 133), are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.

2011 compared with 2010

We assess credit quality on all financial instruments which are subject to credit risk, as shown in the table on page 127. The balance of these financial instruments was US$2,413bn, an increase of 5% in 2011, of which US$1,649bn or 68% was classified as strong. This percentage was broadly in line with 2010. The proportion of financial instruments classified as good and satisfactory remained broadly stable at 16% and 12%, respectively, while the proportion of sub-standard financial instruments was 2% in both 2011 and 2010.

Derivative assets increased by 33% to US$346bn. This increase was mainly in Europe, reflecting an increase in the fair value of interest rate contracts compounded by an increase in the notional value of outstanding contracts during the period. The credit quality of our derivatives portfolio remained strong with 81% of balances in this classification, broadly in line with 2010.

Cash and balances at central banks, on which credit quality has been assessed, more than doubled to US$130bn. This increase was mainly in Europe and in North America as we deposited a larger portion of our excess liquidity with central banks in these regions. As the increases in placements are with central banks considered strong, the proportion of balances classified as strong increased from 90% to 98%.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Loans and advances held at amortised cost, on which credit quality has been assessed, decreased by 4% to US$1,121bn. The decline was mainly in North America, following the reclassification of certain lending balances to assets held for sale. Despite the reclassification of balances, the proportion of the Group’s loans and advances held at amortised cost and categorised as strong and good were broadly in line with the end of 2010, at 54% and 22% respectively.

Trading assets, on which credit quality has been assessed, decreased by 10% to US$309bn in 2011. This reflected a reduction in our holdings of government and highly-rated corporate debt securities and equity positions, notably in Europe. Despite the decline in balances, the proportion of balances classified as strong remained stable at 75%.

The following tables set out our distribution of financial instruments by measures of credit quality:

Distribution of financial instruments by credit quality

(Audited)

	Neither past due nor impaired				Past due		Impair-
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Impaired	ment allowances[19]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2011
Cash and balances at central banks	126,926	2,678	263	35				129,902
Items in the course of collection from other banks	7,707	150	350	1				8,208
Hong Kong Government certificates of indebtedness	20,922	–	–	–				20,922

Trading assets[20]	231,594	37,182	39,171	1,502				309,449
– treasury and other eligible bills	33,199	538	564	8				34,309
– debt securities	103,163	8,497	18,188	639				130,487
– loans and advances to banks	49,021	20,699	5,186	619				75,525
– loans and advances to customers	46,211	7,448	15,233	236				69,128

Financial assets designated at fair value[20]	7,176	4,728	830	192				12,926
– treasury and other eligible bills	123	–	–	–				123
– debt securities	6,148	4,728	767	191				11,834
– loans and advances to banks	55	–	63	1				119
– loans and advances to customers	850	–	–	–				850

Derivatives[20]	279,557	45,858	18,627	2,337				346,379

Loans and advances held at amortised cost	609,081	245,352	194,661	28,210	20,009	41,739	(17,636)	1,121,416
– loans and advances to banks	144,815	28,813	6,722	568	39	155	(125)	180,987
– loans and advances to customers[21]	464,266	216,539	187,939	27,642	19,970	41,584	(17,511)	940,429

Financial investments	340,173	24,757	22,139	3,532	–	2,233		392,834
– treasury and other similar bills	58,627	3,348	3,144	104	–	–		65,223
– debt securities	281,546	21,409	18,995	3,428	–	2,233		327,611

Assets held for sale	14,365	12,587	7,931	536	2,524	1,479	(1,614)	37,808
– disposal groups	14,317	12,587	7,931	536	2,522	1,467	(1,614)	37,746
– non-current assets held for sale	48	–	–	–	2	12	–	62

Other assets	11,956	6,526	12,379	1,193	421	517		32,992
– endorsements and acceptances	1,789	4,075	4,629	504	10	3		11,010
– accrued income and other	10,167	2,451	7,750	689	411	514		21,982

Total financial instruments	1,649,457	379,818	296,351	37,538	22,954	45,968	(19,250)	2,412,836

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired[8]				Past due but not impaired[8] US$m	Impaired[8] US$m	Impair- ment allowances[19] US$m	Total US$m
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m

At 31 December 2010
Cash and balances at central banks	51,682	3,100	2,461	140				57,383
Items in the course of collection from other banks	5,631	101	340	–				6,072
Hong Kong Government certificates of indebtedness	19,057	–	–	–				19,057

Trading assets[20]	256,576	41,620	43,278	2,492				343,966
– treasury and other eligible bills	23,663	1,000	957	–				25,620
– debt securities	141,837	8,254	17,222	955				168,268
– loans and advances to banks	55,534	9,980	4,865	77				70,456
– loans and advances to customers	35,542	22,386	20,234	1,460				79,622

Financial assets designated at fair value[20]	8,377	4,640	6,536	40				19,593
– treasury and other eligible bills	158	–	1	–				159
– debt securities	7,310	4,368	6,530	40				18,248
– loans and advances to banks	38	272	5	–				315
– loans and advances to customers	871	–	–	–				871

Derivatives[20]	199,920	45,042	13,980	1,815				260,757
Loans and advances held at amortised cost	646,296	250,393	183,165	37,231	22,729	47,064	(20,241)	1,166,637
– loans and advances to banks	166,943	33,051	6,982	1,152	108	193	(158)	208,271
– loans and advances to customers[21]	479,353	217,342	176,183	36,079	22,621	46,871	(20,083)	958,366

Financial investments	345,265	23,253	17,168	4,479	16	2,591		392,772
– treasury and other similar bills	52,423	2,702	1,882	115	–	7		57,129
– debt securities	292,842	20,551	15,286	4,364	16	2,584		335,643

Other assets	9,752	6,067	12,212	1,510	513	317		30,371
– endorsements and acceptances	2,074	3,305	4,227	493	9	8		10,116
– accrued income and other	7,678	2,762	7,985	1,017	504	309		20,255

Total financial instruments	1,542,556	374,216	279,140	47,707	23,258	49,972	(20,241)	2,296,608

For footnotes, see page 185.

Past due but not impaired gross financial instruments

(Audited)

Past due but not impaired loans are those for which the customer is in the early stages of delinquency and has failed to make a payment, or a partial payment, in accordance with the contractual terms of the loan agreement. This is typically where a loan is less than 90 days past due and there are no other indicators of impairment.

Further examples of exposures past due but not impaired include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment,

but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty. Where groups of loans are collectively assessed for impairment, collective impairment allowances are recognised for loans classified as past due but not impaired.

At 31 December 2011, US$20.0bn of loans and advances held at amortised cost were classified as past due but not impaired (2010: US$22.7bn). The largest concentration of these balances is in HSBC Finance. The decrease compared with 2010 was primarily due to the reclassification of the Card and Retail Services business to held for sale and the continued run-off of the CML portfolio.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Past due but not impaired loans and advances to customers and banks by geographical region8

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011	1,990	1,107	2,319	1,165	10,216	3,212	20,009
At 31 December 2010	2,516	1,158	2,092	1,318	12,751	2,894	22,729

Past due but not impaired loans and advances to customers and banks by industry sector8

(Audited)

	At 31 December
	2011 US$m	2010 US$m

Banks	39	108
Customers	19,970	22,621
Personal	13,951	17,258
Corporate and commercial	5,855	5,267
Financial	164	96

	20,009	22,729

For footnote, see page 185.

Ageing analysis of days past due but not impaired gross financial instruments

(Audited)

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m
At 31 December 2011
Loans and advances held at amortised cost[8]	14,239	3,680	1,727	223	140	20,009
– loans and advances to banks	39	–	–	–	–	39
– loans and advances to customers	14,200	3,680	1,727	223	140	19,970

Assets held for sale	1,563	644	307	8	2	2,524
– disposal groups	1,563	644	307	7	1	2,522
– non-current assets held for sale	–	–	–	1	1	2

Other assets	225	80	37	22	57	421
– endorsements and acceptances	7	2	–	1	–	10
– other	218	78	37	21	57	411

	16,027	4,404	2,071	253	199	22,954

At 31 December 2010
Loans and advances held at amortised cost[8]	15,576	4,272	2,238	482	161	22,729
– loans and advances to banks	108	–	–	–	–	108
– loans and advances to customers	15,468	4,272	2,238	482	161	22,621

Other assets	278	123	57	26	45	529
– endorsements and acceptances	7	–	–	1	1	9
– other	271	123	57	25	44	520

	15,854	4,395	2,295	508	206	23,258

For footnote, see page 185.

Renegotiated loans and forbearance

(Audited)

Current policies and procedures regarding renegotiated loans and forbearance are described in the Appendix to Risk on page 188.

The contractual terms of a loan may be modified for a number of reasons including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. When the contractual payment terms of a loan have been modified because we have significant concerns about the borrower’s ability to meet contractual payments when due, these loans are classified as ‘renegotiated loans’. For the purposes of this disclosure the term ‘forbearance’ is synonymous with the renegotiation of loans for these purposes.

In the Annual Report and Accounts 2011, the Group has separately presented all renegotiated loans by credit quality classification and has adopted a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

more stringent impaired loan disclosure convention for portfolios with significant levels of forbearance as described on page 133.

The following tables show the Group’s holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

Renegotiated loans and advances to customers

(Audited)

	At 31 December 2011				At 31 December 2010
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Retail	8,133	4,401	19,125	31,659	7,690	4,339	23,406	35,435
Residential Mortgages	5,916	3,560	15,932	25,408	5,244	3,381	18,137	26,762
Other personal	2,217	841	3,193	6,251	2,446	958	5,269	8,673

Commercial real estate	2,793	9	3,248	6,050	2,877	12	2,401	5,290
Corporate and commercial	3,432	461	3,376	7,269	4,125	186	2,501	6,812
Financial	249	–	491	740	17	–	565	582
Governments	113	2	132	247	51	–	7	58

	14,720	4,873	26,372	45,965	14,760	4,537	28,880	48,177
Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				4.8%				5.0%

Renegotiated loans and advances to customers by geography

(Unaudited)

	2011 US$m	2010 US$m

Europe	11,464	10,692
Hong Kong	447	420
Rest of Asia-Pacific	448	679
Middle East and North Africa	2,655	1,866
North America	28,475	31,990
Latin America	2,476	2,530

Total	45,965	48,177

Total impairment allowances on renegotiated loans	7,670	7,482
Individually assessed	2,311	1,657
Collectively assessed	5,359	5,825

2011 compared with 2010

(Unaudited)

Renegotiated loans totalled US$46.0bn at 31 December 2011 (2010: US$48.1bn). The most significant volume of renegotiation activity took place in North America and, at 31 December 2011, amounted to US$28.5bn or 62% of total renegotiated loans (2010: US$32.0bn or 66%), substantially all of which were retail loans held by HSBC Finance. Of the total renegotiated loans in North America, US$17.8bn were presented as impaired at 31 December 2011 (2010: US$22.0bn), and the ratio of total impairment allowances to impaired loans at 31 December 2011 was 28% (2010: 25%).

Europe was the next largest region for renegotiation activity which, at 31 December 2011, amounted to US$11.5bn (2010: US$10.7bn), constituting 25% of total renegotiated loans (2010: 22%).

Of the total renegotiated loans in Europe, US$6.0bn were presented as impaired at 31 December 2011 (2010: US$4.8bn), and the ratio of total impairment allowances to impaired loans at 31 December 2011 was 30% (2010: 28%). The renegotiated loans in Europe were largely concentrated in the commercial real estate sector 41% (2010: 39%) and the corporate and commercial sector 32% (2010: 31%). The commercial real estate sector, particularly in the UK, faced a weakening in property values and a reduction in institutions funding commercial real estate lending. The commercial real estate mid-market sector continued to experience higher levels of renegotiation activity than is evident with larger corporates, where borrowers are generally better capitalised and have access to wider funding market opportunities. In all cases, in assessing the acceptability of renegotiated loans, we consider the ability to service interest as a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

minimum and reduce capital repayments as available. Despite Europe, and the UK in particular, holding the single largest retail lending portfolio in the Group, renegotiations of retail loans in this region were limited due to the quality of the residential mortgage book.

Forbearance activity within the Middle East and Latin America (primarily in Mexico and Brazil) was predominately undertaken in the commercial real estate and corporate and commercial sectors. Forbearance activity within Hong Kong and Rest of Asia-Pacific was insignificant.

HSBC Finance loan modifications and re-ageing

(Unaudited)

HSBC Finance maintains loan modification and re-age (‘loan renegotiation’) programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure.

Since 2006, HSBC Finance has implemented an extensive loan renegotiation programme, and a significant portion of its loan portfolio has been subject to renegotiation at some stage in the life of the customer relationship as a consequence of the economic conditions in the US and the nature of HSBC Finance’s customer base.

From late 2009 and continuing into 2011, the volume of loans that qualify for a new modification has reduced significantly. We expect this to continue to decline as HSBC Finance believes a decreasing percentage of its customers with unmodified loans would benefit from loan modification in a way that would avoid non-payment of future cash flows. In addition, volumes of new loan modifications are expected to decrease due to improvements in economic conditions over the long-term, the cessation of new real estate secured and personal non-credit card receivables originations, the continued run-off of the portfolio and, beginning in the second quarter of 2010, more stringent qualifying payment requirements for loan modifications.

Overview by type of loan renegotiation programme in HSBC Finance

•

A temporary modification is a change to the contractual terms of a loan that results in the giving up of a right to contractual cash flows over a pre-defined period of time. With a temporary modification the loan is expected to revert back to the original contractual terms including the interest rate charged after the modification period. An example is reduced interest payments.

A substantial number of HSBC Finance modifications involve interest rate reductions. These modifications lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications have generally been for a period of six months although extended modification periods are now more common.

Loans that have been temporarily modified within HSBC Finance remain classified as impaired until they have demonstrated a history of payment performance against the original terms for typically 18 months after the modification date.

•

A permanent modification is a change to the contractual terms of a loan that results in giving up a right to contractual cash flows over the life of the loan. An example is a permanent reduction in the interest rate charged.

Permanent or very long-term modifications, which are due to an underlying hardship event, remain classified as impaired for their full life.

•

The term ‘re-age’ is a renegotiation whereby the contractual delinquency status of a loan is reset to current after demonstrating payment performance. The overdue principal and/or interest is deferred and paid at a later date. Loan re-ages enable customers that have been unable to make a small number of payments to have their loan delinquency status reset to current, thus remediating overdue balances that affect their credit score.

Loans that have been re-aged remain classified as impaired until they have demonstrated a history of payment performance against the original contractual terms for at least 12 months.

A temporary or permanent modification may also lead to a re-ageing of the loan although a loan may be re-aged without any modification to the original terms and conditions of the loan.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria. However, HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies will vary depending upon its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Renegotiated real estate secured and personal non-credit card receivables are not eligible for a subsequent renegotiation until 12 or 6 months, respectively, with a maximum of five renegotiation actions within a five-year period. Borrowers must be approved for a modification and generally make two minimum qualifying monthly payments within 60 days to activate a modification.

In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be re-aged upon receipt of one qualifying payment, whereas accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, for some products, accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

Review of loan classification methodology

In the third quarter of 2011, HSBC Finance undertook a review of its loan classification methodology to provide greater differentiation of loans based on their credit risk characteristics. This review was performed partly as a result of updated

US guidance on ‘troubled debt restructurings’ and because an increasing percentage of the portfolio has been subject to forbearance in recent years, with the closure of the portfolio to new business. The review involved extensive statistical analysis of actual default experience in the portfolio. Amongst other improvements, this review resulted in changes to further differentiate the credit characteristics of forbearance cases, including those which return to performing status following forbearance. The review included consideration of the application of the Group’s accounting policy for the recognition of impairment allowances for the CML portfolio, and changes to improve assumptions about default and severity rates for the purposes of measuring impairment allowances. The consequent changes did not result in a material change to impairment allowances recorded by HSBC Finance under IFRSs. However, the Group’s revised impaired loan disclosure convention was adopted.

At 31 December 2011, renegotiated real estate secured accounts represented 86% (2010: 85%) of North America’s total renegotiated loans, and US$16bn (2010: US$18.2bn) of renegotiated real estate secured loans in HSBC Finance were classified as impaired. Further details of HSBC Finance’s real estate secured accounts and renegotiation programmes are provided below.

Gross loan portfolio of HSBC Finance real estate secured accounts

(Unaudited)

	Re-aged[22]	Modified and re-aged	Modified	Total re- negotiated loans	Total non- renegotiated loans	Total gross loans	Total impair- ment allowances	Impair- ment allowances/ gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%

31 December 2011	10,265	12,829	1,494	24,588	19,540	44,128	5,088	12
31 December 2010	10,693	14,053	2,286	27,032	23,902	50,934	4,311	8

For footnote, see page 185.

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

(Unaudited)

	Number of renegotiated loans
	Re-aged	Modified and re-aged	Modified	Total
	(000s)	(000s)	(000s)	(000s)

31 December 2011	121	112	14	246
31 December 2010	123	115	20	258

During 2011, the aggregate number of renegotiated loans reduced, despite renegotiation activity continuing, due to the run-off of the portfolio. Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances, and a number of accounts received a second (or further)

renegotiation during the year which did not appear in the statistics presented above. These statistics present a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 31 December 2011, renegotiated loans were 56% (2010: 53%) of HSBC Finance’s real estate secured accounts.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Corporate and Commercial forbearance

(Unaudited)

For the current policies and procedures regarding forbearance in the corporate and commercial sector, see the Appendix to Risk on page 188.

The majority of the increase in renegotiated loans activity for the commercial real estate sector in 2011 arose in Europe, which increased by US$617m. This increase predominately related to the renegotiation of a large exposure together with high levels of forbearance in the UK towards the end of 2011 reflecting current economic conditions, including a weakening in property values and a reduction in institutions funding commercial real estate lending.

In the corporate and commercial sector the increase in renegotiated loans in 2011 was again a result of increased forbearance activity in Europe. The increase related to renegotiations of a small number of larger lending arrangements provided to European corporate entities and economic pressures in Europe more generally. This was partially off-set by repayments and write-offs of renegotiated loans in Europe, Rest of Asia-Pacific and Latin America.

In the financial sector the increase in renegotiated loans in 2011 primarily related to financial difficulties in one financial sector entity. In the government sector renegotiation activity was wholly due to increases in Latin America caused by term extension restructurings of municipal and local authority facilities.

Impaired loans disclosure

(Audited)

During 2011 we adopted a revised disclosure convention for the presentation of impaired loans and advances which affects the disclosure of loans and advances in the geographical regions with significant levels of forbearance activity. The previous impaired loan disclosure convention was that impaired loans and advances were those classified as CRR9, CRR10, EL9 or EL10 and all retail loans 90 days or more past due, unless individually they had been assessed as not impaired. Renegotiated loans that did not meet the above criteria were classified as ‘neither past due nor impaired’ or ‘past due but not impaired’ as appropriate, however these loans were assessed for impairment in accordance with the Group’s accounting policy on the recognition of impairment allowances, as described on page 193.

The revised disclosure convention continues to be based on internal credit rating grades and, for retail exposures, 90 days or more past due status.

However, it introduces a more stringent approach to the assessment of whether renegotiated loans are presented as impaired. Management believes that this revised approach better reflects the nature of risks and inherent credit quality in our loan portfolio as it is more closely calibrated to the types of forbearance concession granted and applies stricter requirements for the performance of renegotiated loans before they may be presented as no longer impaired. It also reflects developments in industry best practice disclosure, as well as a refinement of loan segmentation in our North America consumer lending business. The revised disclosure convention affects the disclosure presentation of impaired loans but does not affect the accounting policy for the recognition of impairment allowances.

Under this revised disclosure convention, impaired loans and advances are those that meet any of the following criteria:

•	loans and advances classified as CRR 9, CRR 10, EL 9 or EL 10 (a description of our internal credit rating grades is provided on page 191);

•	retail exposures 90 days or more past due, unless individually they have been assessed as not impaired; or

•

renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet its contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of forbearance and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case by case basis.

In HSBC Finance, where a significant majority of HSBC’s loan forbearance activity occurs, the demonstrated history of payment performance is with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio.

Further disclosure about loans subject to forbearance is provided on page 129. Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Impaired loan comparative data for 31 December 2010 have been restated to reflect the revised impaired loans disclosure convention. Restatement of comparative data prior to 31 December 2010 is not practicable as sufficient information is not available to determine what assumptions management would have made in applying the revised disclosure convention for those comparative periods. This includes information about assumptions that would have been made in establishing the revised, more stringent period of payment performance for renegotiated loans before they are regarded as unimpaired. The difficulty associated with determining these estimates relates principally to retail portfolios that are assessed for impairment on a collective basis; these estimates become more difficult when a longer period of time has passed since the credit condition occurred.

The following table shows the effect of the revised disclosure convention on total reported impaired loans and advances to customers for geographical regions with significant levels of forbearance.

Impaired loans and advances to customers

(Audited)

	At 31 December
	2011	2010
	US$m	US$m

At 31 December – previous disclosure convention	27,211	28,091

Reclassified from neither past due nor impaired	7,895	11,200
Europe	509	838
Middle East and North Africa	61	63
North America	6,688	9,638
Latin America	637	661

Reclassified from past due but not impaired	6,478	7,580
Europe	–	–
Middle East and North Africa	30	33
North America	6,310	7,475
Latin America	138	72

At 31 December – revised disclosure convention	41,584	46,871

Impairment of loans and advances

Impaired loans and advances to customers and banks by industry sector8

(Audited)

	Impaired loans and advances at 31 December 2011			Impaired loans and advances at 31 December 2010
	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

Banks	155	–	155	193	–	193

Customers	16,554	25,030	41,584	16,058	30,813	46,871
– personal	2,473	24,070	26,543	2,443	29,997	32,440
– corporate and commercial	12,898	960	13,858	12,499	816	13,315
– financial	1,183	–	1,183	1,116	–	1,116

	16,709	25,030	41,739	16,251	30,813	47,064

For footnote, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Impairment allowances

(Audited)

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on loans and advances to customers by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011
Gross loans and advances to customers[8]
Individually assessed impaired loans[23]	10,490	519	963	2,187	1,832	563	16,554

Collectively assessed[24]	429,088	157,727	123,687	25,402	148,096	57,386	941,386
Impaired loans[23]	1,261	85	106	238	20,864	2,476	25,030
Non-impaired loans[25]	427,827	157,642	123,581	25,164	127,232	54,910	916,356

TGLAC	439,578	158,246	124,650	27,589	149,928	57,949	957,940

Impairment allowances	5,242	581	782	1,714	7,181	2,011	17,511
Individually assessed	3,754	288	505	1,250	416	324	6,537
Collectively assessed	1,488	293	277	464	6,765	1,687	10,974

Net loans and advances	434,336	157,665	123,868	25,875	142,747	55,938	940,429

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	35.8	55.5	52.4	57.2	22.7	57.4	39.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.3	0.2	0.2	1.8	4.6	2.9	1.2
Total allowances as a percentage of TGLAC	1.2	0.4	0.6	6.2	4.8	3.5	1.8

At 31 December 2010
Gross loans and advances to customers[8]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impaired loans[23]	9,400	637	1,185	2,167	1,886	783	16,058

Collectively assessed[24]	432,062	140,683	108,505	24,111	197,816	59,214	962,391
Impaired loans[23]	1,994	23	139	362	25,954	2,341	30,813
Non-impaired loans[25]	430,068	140,660	108,366	23,749	171,862	56,873	931,578

TGLAC	441,462	141,320	109,690	26,278	199,702	59,997	978,449

Impairment allowances	5,663	629	959	1,652	9,170	2,010	20,083
Individually assessed	3,563	345	629	1,163	390	367	6,457
Collectively assessed	2,100	284	330	489	8,780	1,643	13,626

Net loans and advances	435,799	140,691	108,731	24,626	190,532	57,987	958,366

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	37.9	54.2	53.1	53.7	20.7	46.9	40.2
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.2	0.3	2.0	4.4	2.8	1.4
Total allowances as a percentage of TGLAC	1.3	0.4	0.9	6.3	4.6	3.4	2.1

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Movement in impairment allowances on loans and advances to customers and banks

(Audited)

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m
2011
At 1 January	158	6,457	13,626	20,241
Amounts written off	(16)	(1,633)	(10,831)	(12,480)
Recoveries of loans and advances previously written off	–	191	1,235	1,426
Charge to income statement	(16)	1,931	9,590	11,505
Exchange and other movements[26]	(1)	(409)	(2,646)	(3,056)

At 31 December	125	6,537	10,974	17,636

Impairment allowances on loans and advances to customers		6,537	10,974	17,511
– personal		694	9,066	9,760
– corporate and commercial		5,231	1,820	7,051
– financial		612	88	700

	%	%	%	%

As a percentage of loans and advances[27,28]	0.09	0.71	1.20	1.67

	US$m	US$m	US$m	US$m

2010
At 1 January	107	6,494	19,048	25,649
Amounts written off	(9)	(2,441)	(16,850)	(19,300)
Recoveries of loans and advances previously written off	2	143	875	1,020
Charge to income statement	12	2,613	10,923	13,548
Exchange and other movements	46	(352)	(370)	(676)

At 31 December	158	6,457	13,626	20,241

Impairment allowances on loans and advances to customers		6,457	13,626	20,083
– personal		615	11,678	12,293
– corporate and commercial		5,274	1,863	7,137
– financial		568	85	653

	%	%	%	%

As a percentage of loans and advances[27,28]	0.11	0.70	1.49	1.91

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Movement in impairment allowances by industry sector

(Audited)

	2011	2010	2009	2008	2007
	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	20,241	25,649	23,972	19,212	13,585

Amounts written off	(12,480)	(19,300)	(24,840)	(17,955)	(12,844)
Personal	(10,431)	(16,458)	(22,703)	(16,625)	(11,670)
– residential mortgages	(2,662)	(4,163)	(4,704)	(2,110)	(930)
– other personal	(7,769)	(12,295)	(17,999)	(14,515)	(10,740)

Corporate and commercial	(2,009)	(2,789)	(1,984)	(1,294)	(1,163)
– manufacturing and international trade and services[5]	(1,137)	(1,050)	(1,093)	(789)	(897)
– commercial real estate and other property-related	(392)	(1,280)	(327)	(115)	(98)
– other commercial	(480)	(459)	(564)	(390)	(168)

Financial[29]	(40)	(53)	(153)	(36)	(11)

Recoveries of amounts written off in previous years	1,426	1,020	890	834	1,005
Personal	1,175	846	712	686	837
– residential mortgages	86	93	61	19	19
– other personal	1,089	753	651	667	818

Corporate and commercial	242	156	170	142	157
– manufacturing and international trade and services[5]	135	92	123	76	74
– commercial real estate and other property-related	20	21	9	6	29
– other commercial	87	43	38	60	54

Financial[29]	9	18	8	6	11

Charge to income statement[30]	11,505	13,548	24,942	24,131	17,177
Personal	9,318	11,187	19,781	20,950	15,968
– residential mortgages	4,103	3,461	4,185	5,000	1,840
– other personal	5,215	7,726	15,596	15,950	14,128

Corporate and commercial	2,114	2,198	4,711	2,879	1,176
– manufacturing and international trade and services[5]	901	909	2,392	1,573	897
– commercial real estate and other property-related	764	660	1,492	755	152
– other commercial	449	629	827	551	127

Financial[29]	73	163	450	302	36
Governments	–	–	–	–	(3)

Exchange and other movements	(3,056)	(676)	685	(2,250)	289

At 31 December	17,636	20,241	25,649	23,972	19,212

Impairment allowances against banks:
– individually assessed	125	158	107	63	7
Impairment allowances against customers:
– individually assessed	6,537	6,457	6,494	3,284	2,699
– collectively assessed	10,974	13,626	19,048	20,625	16,506

At 31 December	17,636	20,241	25,649	23,972	19,212

	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.68	0.66	0.70	0.34	0.27
– collectively assessed	1.15	1.39	2.07	2.16	1.65

At 31 December	1.83	2.05	2.77	2.50	1.92

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Movement in impairment allowances by industry sector and by geographical region

(Audited)

	2011
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impairment allowances at 1 January	5,740	629	959	1,669	9,234	2,010	20,241

Amounts written off	(2,781)	(210)	(554)	(187)	(6,830)	(1,918)	(12,480)
Personal	(1,685)	(116)	(391)	(172)	(6,591)	(1,476)	(10,431)
– residential mortgages	(25)	–	(6)	(2)	(2,545)	(84)	(2,662)
– other personal[5]	(1,660)	(116)	(385)	(170)	(4,046)	(1,392)	(7,769)

Corporate and commercial	(1,066)	(94)	(161)	(15)	(233)	(440)	(2,009)
– manufacturing and international trade and services	(554)	(64)	(120)	(4)	(100)	(295)	(1,137)
– commercial real estate and other property-related	(265)	(6)	(13)	(10)	(83)	(15)	(392)
– other commercial[7]	(247)	(24)	(28)	(1)	(50)	(130)	(480)

Financial[29]	(30)	–	(2)	–	(6)	(2)	(40)

Recoveries of amounts written off in previous years	572	47	185	102	132	388	1,426
Personal	525	31	168	53	101	297	1,175
– residential mortgages	21	4	3	–	39	19	86
– other personal[5]	504	27	165	53	62	278	1,089

Corporate and commercial	44	16	12	49	30	91	242
– manufacturing and international trade and services	19	16	8	2	8	82	135
– commercial real estate and other property-related	7	–	1	–	8	4	20
– other commercial[7]	18	–	3	47	14	5	87

Financial[29]	3	–	5	–	1	–	9

Charge to income statement[30]	1,902	117	274	292	7,050	1,870	11,505
Personal	610	77	215	124	6,887	1,405	9,318
– residential mortgages	98	(10)	5	42	3,899	69	4,103
– other personal[5]	512	87	210	82	2,988	1,336	5,215

Corporate and commercial	1,277	37	55	146	122	477	2,114
– manufacturing and international trade and services	416	57	35	25	42	326	901
– commercial real estate and other property-related	498	–	9	150	48	59	764
– other commercial[7]	363	(20)	11	(29)	32	92	449

Financial[29]	15	3	4	22	41	(12)	73

Exchange and other movements	(141)	(2)	(82)	(145)	(2,347)	(339)	(3,056)

At 31 December	5,292	581	782	1,731	7,239	2,011	17,636

Impairment allowances against banks:
– individually assessed	50	–	–	17	58	–	125
Impairment allowances against customers:
– individually assessed	3,754	288	505	1,250	416	324	6,537
– collectively assessed[31]	1,488	293	277	464	6,765	1,687	10,974

At 31 December	5,292	581	782	1,731	7,239	2,011	17,636

	%	%	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.85	0.18	0.41	4.53	0.28	0.56	0.68
– collectively assessed[31]	0.34	0.19	0.22	1.68	4.51	2.91	1.15

At 31 December	1.19	0.37	0.63	6.21	4.79	3.47	1.83

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	2010
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impairment allowances at 1 January	6,227	804	996	1,393	13,676	2,553	25,649

Amounts written off	(3,001)	(265)	(678)	(386)	(12,601)	(2,369)	(19,300)
Personal	(1,447)	(150)	(561)	(375)	(12,070)	(1,855)	(16,458)
– residential mortgages	(49)	(1)	(10)	–	(4,027)	(76)	(4,163)
– other personal[5]	(1,398)	(149)	(551)	(375)	(8,043)	(1,779)	(12,295)

Corporate and commercial	(1,539)	(109)	(110)	(11)	(507)	(513)	(2,789)
– manufacturing and international trade and services	(385)	(90)	(46)	(10)	(174)	(345)	(1,050)
– commercial real estate and other property-related	(1,022)	(18)	(18)	–	(194)	(28)	(1,280)
– other commercial[7]	(132)	(1)	(46)	(1)	(139)	(140)	(459)

Financial[29]	(15)	(6)	(7)	–	(24)	(1)	(53)

Recoveries of amounts written off in previous years	287	39	188	57	182	267	1,020
Personal	251	32	168	53	134	208	846
– residential mortgages	29	4	3	–	30	27	93
– other personal[5]	222	28	165	53	104	181	753

Corporate and commercial	33	7	7	4	46	59	156
– manufacturing and international trade and services	16	7	5	2	19	43	92
– commercial real estate and other property-related	6	–	–	–	11	4	21
– other commercial[7]	11	–	2	2	16	12	43

Financial[29]	3	–	13	–	2	–	18

Charge to income statement[30]	2,532	137	428	623	8,304	1,524	13,548
Personal	1,263	78	297	226	8,138	1,185	11,187
– residential mortgages	153	(17)	11	46	3,189	79	3,461
– other personal[5]	1,110	95	286	180	4,949	1,106	7,726

Corporate and commercial	1,080	72	146	304	269	327	2,198
– manufacturing and international trade and services	395	21	100	165	25	203	909
– commercial real estate and other property-related	360	(7)	12	117	178	–	660
– other commercial[7]	325	58	34	22	66	124	629

Financial[29]	189	(13)	(15)	93	(103)	12	163

Exchange and other movements	(305)	(86)	25	(18)	(327)	35	(676)

At 31 December	5,740	629	959	1,669	9,234	2,010	20,241

Impairment allowances against banks:
– individually assessed	77	–	–	17	64	–	158
Impairment allowances against customers:
– individually assessed	3,563	345	629	1,163	390	367	6,457
– collectively assessed[31]	2,100	284	330	489	8,780	1,643	13,626

At 31 December	5,740	629	959	1,669	9,234	2,010	20,241

	%	%	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.81	0.24	0.57	4.43	0.20	0.61	0.66
– collectively assessed[31]	0.48	0.20	0.30	1.86	4.40	2.74	1.39

At 31 December	1.29	0.44	0.87	6.29	4.60	3.35	2.05

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Impairment charge

Individually and collectively assessed impairment charge to the income statement by industry sector

(Unaudited)

	2011			2010
	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

Banks	(16)	–	(16)	12	–	12
Personal	141	9,177	9,318	180	11,007	11,187
Residential mortgages	104	3,999	4,103	137	3,324	3,461
Other personal[5]	37	5,178	5,215	43	7,683	7,726

Corporate and commercial	1,703	411	2,114	2,190	8	2,198
Manufacturing and international trade and services	572	329	901	997	(88)	909
Commercial real estate and other property-related	768	(4)	764	680	(20)	660
Other commercial[7]	363	86	449	513	116	629

Financial	87	2	89	243	(92)	151

Total charge to income statement	1,915	9,590	11,505	2,625	10,923	13,548

For footnote, see page 185.

Net loan impairment charge to the income statement

(Unaudited)

	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Individually assessed impairment allowances	1,915	2,625	4,458	2,064	796
New allowances	2,904	3,617	5,173	2,742	1,533
Release of allowances no longer required	(798)	(847)	(581)	(565)	(608)
Recoveries of amounts previously written off	(191)	(145)	(134)	(113)	(129)

Collectively assessed impairment allowances	9,590	10,923	20,484	22,067	16,381
New allowances net of allowance releases	10,825	11,798	21,240	22,788	17,257
Recoveries of amounts previously written off	(1,235)	(875)	(756)	(721)	(876)

Total charge for impairment losses	11,505	13,548	24,942	24,131	17,177
Banks	(16)	12	70	54	–
Customers	11,521	13,536	24,872	24,077	17,177

At 31 December
Impaired loans[8]	41,739	47,064	30,845	25,422	19,594
Impairment allowances	17,636	20,241	25,649	23,972	19,212

For footnote, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Net loan impairment charge to the income statement by geographical region

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

2011
Individually assessed impairment allowances	1,262	18	67	199	243	126	1,915
New allowances	1,670	79	207	328	398	222	2,904
Release of allowances no longer required	(378)	(41)	(114)	(80)	(111)	(74)	(798)
Recoveries of amounts previously written off	(30)	(20)	(26)	(49)	(44)	(22)	(191)

Collectively assessed impairment allowances	640	99	207	93	6,807	1,744	9,590
New allowances net of allowance releases	1,181	126	366	147	6,894	2,111	10,825
Recoveries of amounts previously written off	(541)	(27)	(159)	(54)	(87)	(367)	(1,235)

Total charge for impairment losses	1,902	117	274	292	7,050	1,870	11,505
Banks	(11)	–	–	–	(5)	–	(16)
Customers	1,913	117	274	292	7,055	1,870	11,521

At 31 December 2011
Impaired loans[8]	11,819	608	1,070	2,445	22,758	3,039	41,739
Impairment allowances	5,292	581	782	1,731	7,239	2,011	17,636

2010
Individually assessed impairment allowances	1,445	45	198	502	348	87	2,625
New allowances	1,874	111	311	561	580	180	3,617
Release of allowances no longer required	(394)	(54)	(84)	(55)	(196)	(64)	(847)
Recoveries of amounts previously written off	(35)	(12)	(29)	(4)	(36)	(29)	(145)

Collectively assessed impairment allowances	1,087	92	230	121	7,956	1,437	10,923
New allowances net of allowance releases	1,339	119	389	174	8,102	1,675	11,798
Recoveries of amounts previously written off	(252)	(27)	(159)	(53)	(146)	(238)	(875)

Total charge for impairment losses	2,532	137	428	623	8,304	1,524	13,548
Banks	2	–	–	2	8	–	12
Customers	2,530	137	428	621	8,296	1,524	13,536

At 31 December 2010
Impaired loans[8]	11,500	665	1,324	2,549	27,902	3,124	47,064
Impairment allowances	5,740	629	959	1,669	9,234	2,010	20,241

For footnote, see page 185.

Charge for impairment losses as a percentage of average gross loans and advances to customers

(Unaudited)

	2011	2010	2009	2008	2007
	%	%	%	%	%

New allowances net of allowance releases	1.34	1.65	2.92	2.54	2.09
Recoveries	(0.15)	(0.12)	(0.10)	(0.09)	(0.12)

Total charge for impairment losses	1.19	1.53	2.82	2.45	1.97

Amount written off net of recoveries	1.14	2.08	2.71	1.75	1.36

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%
2011
New allowances net of allowance releases	0.59	0.11	0.38	1.46	4.01	3.54	1.34
Recoveries	(0.14)	(0.03)	(0.15)	(0.38)	(0.07)	(0.61)	(0.15)

Total charge for impairment losses	0.45	0.08	0.23	1.08	3.94	2.93	1.19

Amount written off net of recoveries	0.52	0.11	0.31	0.32	3.74	2.39	1.14

2010
New allowances net of allowance releases	0.74	0.15	0.66	2.71	4.02	3.41	1.65
Recoveries	(0.07)	(0.03)	(0.20)	(0.23)	(0.09)	(0.51)	(0.12)

Total charge for impairment losses	0.67	0.12	0.46	2.48	3.93	2.90	1.53

Amount written off net of recoveries	0.71	0.19	0.53	1.32	5.89	4.01	2.08

Loans and advances to customers are excluded from average balances when reclassified to held for sale. Including these loans and advances to customers the North America new allowances net of allowance releases would be 3.77%, recoveries 0.07%, and amounts written off net of recoveries 3.51%.

Reconciliation of reported and constant currency changes in impaired loans by geographical region8

(Unaudited)

	31 Dec 10 as reported	Constant currency effect	31 Dec 10 at 31 Dec 11 exchange rates	Movement on a constant currency basis	31 Dec 11 as reported	Reported change		Movement on a constant currency basis
	US$m	US$m	US$m	US$m	US$m	%		%

Europe	11,500	(211)	11,289	530	11,819	3%		5%
Hong Kong	665	3	668	(60)	608	(9%	)	(9%	)
Rest of Asia-Pacific	1,324	(55)	1,269	(199)	1,070	(19%	)	(16%	)
Middle East and North Africa	2,549	(6)	2,543	(98)	2,445	(4%	)	(4%	)
North America	27,902	(19)	27,883	(5,125)	22,758	(18%	)	(18%	)
Latin America	3,124	(299)	2,825	214	3,039	(3%	)	8%

	47,064	(587)	46,477	(4,738)	41,739	(11%	)	(10%	)

For footnote, see page 185.

2011 compared with 2010

(Unaudited)

On a reported basis, loan impairment charges to the income statement of US$11.5bn in 2011 declined by 15% compared with 2010 and by 16% on a constant currency basis. During 2011, we revised our disclosure convention for impaired loans for regions with material levels of forbearance which resulted in an increase in the population of impaired loans. Impaired loan comparative data for 2010 has been restated to reflect the change in disclosure convention. On a reported basis our restated impaired loans were US$41.7bn, 11% lower than at 31 December 2010.

  The following commentary is on a constant currency basis.

  New loan impairment allowances were US$13.7bn, a decline of 12% compared with 2010, reflecting lower lending balances in our US consumer finance portfolios. Releases and recoveries of US$2.2bn were 17% higher, mainly in Europe and Latin America reflecting improvements in our collections operations.

  Impaired loans were 4% of total gross loans and advances at the end of 2011, in line with 31 December 2010.

  In Europe, new loan impairment allowances were US$2.9bn, 14% lower than 2010. Individually assessed new loan impairment allowances decreased, mainly in the UK, as the credit quality of our lending portfolio improved, partly offset by an increase in allowances in respect of a small number of CMB

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

customers in Greece. New collectively assessed loan impairment allowances also declined, mainly in the UK personal lending book, as a result of improved delinquency rates, reflecting improved quality in both the secured and unsecured portfolios, and a range of successful actions taken to mitigate credit risk within RBWM including a focus on monitoring and identifying customers facing financial difficulty at an earlier stage. In addition, lower new loan impairment allowances reflected a reduction in unsecured lending balances. Impaired loans of US$11.8bn were 5% higher than at 31 December 2010.

Releases and recoveries in Europe were US$949m, an increase of 36% compared with the end of 2010 due to successful actions taken to mitigate credit risk as described above.

In Hong Kong, new loan impairment allowances fell by 10% compared with 2010 driven by a reduction in new loan impairment allowances against specific exposures. This was partly offset by a rise in new collectively assessed loan impairment allowances following a more significant release of allowances in 2010, as well as strong growth in lending balances. Impaired loans declined by 9% from 31 December 2010, reflecting loans whose performance improved following the renegotiation of terms and are therefore regarded as no longer impaired.

Releases and recoveries in Hong Kong were US$88m, 4% lower than at the end of 2010.

New loan impairment allowances in Rest of Asia-Pacific decreased by 22% to US$573m. The decline reflected lower new collectively assessed loan impairment allowances, mainly in India, where lending balances fell as certain higher risk unsecured portfolios were managed down. New individually assessed loan impairment allowances also decreased, mainly in Singapore, due to lower new loan impairment allowances raised against a single GB&M customer compared with 2010. Impaired loans in the region decreased by 16% from the end of 2010 to US$1.1bn at the end of 2011, mainly in India due to the repayment or write-off of previously impaired loans.

Releases and recoveries in the region increased by 5%, mainly due to the increased release of individually assessed allowances, principally in Australia and India.

In the Middle East and North Africa, new loan impairment allowances declined by 35% to US$475m in 2011. New individually assessed loan impairment allowances fell, as charges in 2011 were restricted to a small number of corporate exposures and significant charges recorded in 2010 following the restructuring of corporate exposures in the UAE did not recur. New collectively assessed loan impairment allowances also declined, primarily in the UAE, due to lower delinquencies reflecting a repositioning of the loan book to reduce our exposure to unsecured lending and focus on higher quality customers. Impaired loans declined by 4% from 31 December 2010 due to improved delinquency in line with stricter credit criteria, as referred to above.

Releases and recoveries in the region increased by 63% to US$183m in 2011 due to improved economic conditions.

In North America, new loan impairment allowances declined markedly, reducing by 16% to US$7.3bn. New collectively assessed loan impairment allowances declined, mainly in the CML portfolio, reflecting continued run-off and, in our Card and Retail Services business, lower balances, as well as improved delinquency rates as overall credit quality improved. This was partly offset by additional new loan impairment allowances related to the effects of the delays in foreclosure activity. Releases and recoveries in North America declined by 36% to US$242m. This reflected both the improvement in economic conditions in 2010, which enabled a high volume of customers who were in financial difficulty to make repayments, and the continued reductions in outstanding balances in 2011 as the CML portfolio continued to run off.

Impaired loans decreased by 18% from the end of 2010 to US$22.8bn, due to the continued run-off of the CML portfolio and the reclassification of balances relating to the pending sale of our Card and Retail Services business. This was partly offset by the effects of the delays in foreclosure processing which slowed the rate at which lending balances were transferred to foreclosed.

In Latin America, new loan impairment allowances increased by 21% to US$2.3bn. The increase in new loan impairment allowances was primarily in Brazil reflecting strong lending growth in RBWM and CMB, as well as a rise in delinquency rates, notably in the second half of 2011. This was partly offset by lower new collectively assessed loan impairment allowances in Mexico, driven by the managed decline of the riskier elements of the credit cards portfolio. Impaired loans were 8% higher than at the end of 2010 driven by increased delinquency observed during the year.

Releases and recoveries in Latin America increased by 36% from the end of 2010 to US$463m, largely reflecting an increase in the volume of accounts that are delinquent.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

For an analysis of loan impairment charges and other credit risk provisions by global business, see page 57.

2010 compared with 2009

(Unaudited)

During 2011, we adopted a revised disclosure convention for the presentation of impaired loans. Comparative data for 31 December 2010 have been restated to reflect the revised disclosure convention, however, restatement of data prior to 2010 is not practicable. In the commentary below, movements in the balances of impaired loans have been discussed under the previous disclosure convention.

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

In the Middle East and North Africa, new loan impairment allowances were US$735m, 47% lower than in 2009. The decrease was largely due to a decline in new collectively assessed loan impairment allowances net of allowance releases against the personal and commercial lending portfolios as delinquency rates improved, with a decline in personal balances in line with the managing down of our exposure to higher risk unsecured personal lending. The lower allowances also reflected an overall improvement in economic conditions across the region. There were also declines in new individually assessed loan impairment charges as new charges for 2010 were restricted to a small number of large corporate exposures. Impaired loans rose by 47% from 31 December 2009 to US$2.5bn due to credit deterioration in a small number of specific exposures, and debt restructuring in the UAE.

Releases and recoveries in the Middle East and North Africa more than doubled from 2009 to US$112m due to the release of judgemental impairment allowances reflecting improved economic conditions during 2010.

143a

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

143b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Collateral

Collateral and other credit enhancements held

(Audited)

Loans and advances held at amortised cost

Although collateral can be an important mitigant of credit risk, it is the Group’s practice to lend on the basis of the customer’s ability to meet their obligations out of their cash flow resources rather than rely on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided unsecured. However, for other lending a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default the bank may utilise the collateral as a source of repayment.

Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk.

The tables below provide a quantification of the value of fixed charges we hold over a borrower’s specific asset (or assets) where we have a history of enforcing, and are able to enforce, the collateral in satisfying a debt in the event of the borrower failing to meet its contractual obligations, and where the collateral is cash or can be realised by sale in an established market. The collateral valuation in the tables below exclude any adjustments for obtaining and selling the collateral.

We may also manage our risk by employing other types of collateral and credit risk enhancements, such as second charges, other liens and unsupported guarantees, but the valuation of such mitigants is less certain and their financial effect has not been quantified. In particular, loans shown in the tables below as not collateralised may benefit from such credit mitigants.

Personal lending

Residential mortgage loans including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011

Fully collateralised	125,702	46,532	38,381	1,761	60,794	4,891	278,061
Loan to Value (‘LTV’) ratio: – less than 25%	9,898	5,364	2,383	58	3,576	282	21,561
– 25% to 50%	31,601	19,643	9,978	336	10,593	1,350	73,501
– 51% to 75%	52,656	17,748	18,006	895	25,138	2,221	116,664
– 76% to 90%	23,919	2,884	7,624	304	13,590	876	49,197
– 91% to 100%	7,628	893	390	168	7,897	162	17,138

Partially collateralised
– greater than 100% LTV	3,275	484	295	174	12,503	102	16,833
– collateral value	2,821	466	37	135	10,566	24	14,049

Total residential mortgages	128,977	47,016	38,676	1,935	73,297	4,993	294,894

At 31 December 2010

Fully collateralised	115,700	43,948	34,674	1,490	66,542	5,086	267,440
LTV ratio: – less than 25%	9,531	4,815	2,082	58	3,779	282	20,547
– 25% to 50%	27,740	15,984	8,733	235	10,973	1,272	64,937
– 51% to 75%	46,395	19,574	15,912	634	25,750	2,310	110,575
– 76% to 90%	23,044	2,569	7,661	409	16,091	1,003	50,777
– 91% to 100%	8,990	1,006	286	154	9,949	219	20,604

Partially collateralised
– greater than 100% LTV	4,156	18	176	404	12,327	173	17,254
– collateral value	3,705	15	45	152	10,539	88	14,544

Total residential mortgages	119,856	43,966	34,850	1,894	78,869	5,259	284,694

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The above table shows residential mortgage lending including off-balance sheet loan commitments by level of collateral. Off-balance sheet commitments include loans that have been approved but which the customer has not yet drawn, and the undrawn portion of loans that have a flexible drawdown facility such as the ‘off-set’ mortgage product. The collateral included in the table above consists of first charges on real estate.

The LTV ratio is calculated as the gross on-balance sheet carrying amount of the loan and any off-balance sheet loan commitment at the balance sheet date divided by the value of collateral. The methodologies for obtaining residential property collateral values vary throughout the Group, but are typically determined through a combination of professional appraisals, house price indices or statistical analysis. Valuations must be updated on a regular basis and, as a minimum, at intervals of every three years. Valuations are conducted more frequently when market conditions or portfolio performance are subject to significant change or when a loan is identified and assessed as impaired.

Other personal lending

Other personal lending consists primarily of overdrafts, credit cards and second lien mortgage portfolios. Second lien lending is supported by collateral but the claim on the collateral is subordinate to the first lien charge. The majority of our second lien portfolios were originated in North America where loss experience on defaulted second lien loans has typically approached 100%; consequently, we do not generally attach any significant financial value to this type of collateral. Credit cards and overdrafts are generally unsecured.

Corporate, commercial and financial (non-bank) lending

Collateral held is analysed separately below for commercial real estate and for other corporate, commercial and financial (non-bank) lending. This reflects the difference in collateral held on the portfolios. In each case, the analysis includes off-balance sheet loan commitments, primarily undrawn credit lines.

Commercial real estate loans and advances including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011
Rated CRR/EL 1 to 7	33,376	25,202	10,934	746	10,238	4,841	85,337
Not collateralised	5,730	12,552	2,973	631	97	2,136	24,119
Fully collateralised	24,547	11,734	6,929	65	8,506	1,706	53,487
Partially collateralised (A)	3,099	916	1,032	50	1,635	999	7,731
– collateral value on A	1,775	591	280	39	311	559	3,555

Rated CRR/EL 8 to 10	3,768	4	75	310	1,057	326	5,540
Not collateralised	434	2	10	55	135	127	763
Fully collateralised	1,413	2	23	74	521	196	2,229
Partially collateralised (B)	1,921	0	42	181	401	3	2,548
– collateral value on B	1,083	0	26	89	246	1	1,445

Total commercial real estate loans and advances	37,144	25,206	11,009	1,056	11,295	5,167	90,877

At 31 December 2010
Rated CRR/EL 1 to 7	32,192	24,463	9,829	1,015	8,009	4,341	79,849
Not collateralised	6,153	10,693	2,600	722	388	2,004	22,560
Fully collateralised	22,904	12,227	6,972	65	6,837	1,574	50,579
Partially collateralised (C)	3,135	1,543	257	228	784	763	6,710
– collateral value on C	1,800	955	124	149	288	310	3,626

Rated CRR/EL 8 to 10	2,810	3	113	271	1,241	403	4,841
Not collateralised	249	1	8	40	60	99	457
Fully collateralised	1,164	2	41	14	533	255	2,009
Partially collateralised (D)	1,397	–	64	217	648	49	2,375
– collateral value on D	867	–	44	206	430	29	1,576

Total commercial real estate loans and advances	35,002	24,466	9,942	1,286	9,250	4,744	84,690

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

  The collateral included in the table above consists of fixed first charges on real estate and charges over cash for the commercial real estate sector.

  Facilities are disclosed as not collateralised for this sector if they are unsecured or benefit from credit risk mitigation from guarantees, which are not quantified for the purposes of this disclosure. Lending to major property companies in Hong Kong is, by market practice, typically secured by guarantees or is unsecured. In Europe, facilities of a working capital nature are generally not secured by a first fixed charge and are therefore disclosed as not collateralised.

  The value of commercial real estate collateral is determined through a combination of professional and internal valuations and physical inspection. Due to the complexity of collateral valuations for commercial real estate, local valuation policies determine the frequency of review based on local market conditions. Revaluations are sought with greater frequency where, as part of the regular credit assessment of the obligor, material concerns arise in relation to the transaction which may reflect on the underlying performance of the collateral, or in circumstances where an obligor’s credit quality has declined sufficiently to cause concern that the principal payment source may not fully meet the obligation (i.e. the obligor’s credit quality classification indicates it is at the lower end e.g. sub-standard, or approaching impaired).

Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011
Rated CRR/EL 8 to 10	8,715	512	1,098	2,253	2,448	2,538	17,564
Not collateralised	5,583	349	795	1,695	801	1,546	10,769
Fully collateralised	1,765	63	147	60	441	602	3,078
Partially collateralised (A)	1,367	100	156	498	1,206	390	3,717
– collateral value on A	558	55	76	103	541	214	1,547

At 31 December 2010
Rated CRR/EL 8 to 10	11,962	675	1,256	2,336	2,947	1,902	21,078
Not collateralised	8,363	489	933	1,779	1,059	843	13,466
Fully collateralised	1,903	51	142	60	670	854	3,680
Partially collateralised (B)	1,696	135	181	497	1,218	205	3,932
– collateral value on B	627	81	80	103	422	114	1,427

  The collateral used in the assessment of the above primarily includes first legal charges over real estate and charges over cash in the commercial and industrial sector, and charges over cash and marketable financial instruments in the financial sector. Government sector lending is generally unsecured.

  It should be noted that the table above excludes other types of collateral which are commonly taken for corporate and commercial lending such as unsupported guarantees and floating charges over the assets of a customer’s business. While such mitigants have value, often providing rights in insolvency, their assignable value is insufficiently certain and they are assigned no value for disclosure purposes.

  As with commercial real estate, the value of real estate collateral included in the table above is generally determined through a combination of professional and internal valuations and physical inspection. The frequency of revaluation is undertaken on a similar basis to commercial real estate loans and advances; however, for financing activities in corporate and commercial lending that are not predominantly commercial real estate-oriented, collateral value is not as strongly correlated to principal repayment performance. Collateral values will generally be refreshed when an obligor’s general credit performance deteriorates and it is necessary to assess the likely performance of secondary sources of repayment should reliance upon them prove necessary. For this reason, the table above reports values only for customers with CRR 8 to 10, reflecting that these loans and advances generally have valuations which are of comparatively recent vintage. For the purposes of the table above, cash is valued at its nominal value and marketable securities at their fair value.

  The difference between the collateral value and the value of partially collateralised lending disclosed in the tables above cannot be directly compared to any impairment allowances recognised in respect of

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

impaired loans, as the loans may be performing in accordance with their contractual terms. Where loans are not performing in accordance with their contractual terms, the recovery of cash flows may be affected by other cash resources of the customer, or other credit risk enhancements not quantified for the purposes of the tables above. The Group’s policy for determining impairment allowances, including the effect of collateral on these impairment allowances, is provided on page 190.

Loans and advances to banks

The following table shows loans and advances to banks including off-balance sheet loan commitments by level of collateral.

Loans and advances to banks including loan commitments by level of collateral

(Audited)

	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Not collateralised	25,896	34,892	42,586	9,337	14,132	19,516	146,359
Fully collateralised	31,515	1,365	6,927	32	978	1,238	42,055
Partially collateralised (A)	146	50	445	0	784	114	1,539
– collateral value on A	104	50	207	0	702	88	1,151

Total	57,557	36,307	49,958	9,369	15,894	20,868	189,953

At 31 December 2010
Not collateralised	31,225	34,336	32,631	10,416	16,829	22,436	147,873
Fully collateralised	50,316	154	9,558	188	3,101	4,937	68,254
Partially collateralised (B)	91	–	28	–	959	3	1,081
– collateral value on B	64	–	24	–	956	–	1,044

Total	81,632	34,490	42,217	10,604	20,889	27,376	217,208

The collateral used in the assessment of the above relates primarily to cash and marketable securities. Loans and advances to banks are typically unsecured. Certain products such as reverse repos and stock borrowing are effectively collateralised and have been included in the above as fully collateralised. The fully collateralised loans and advances to banks for Europe in the table above consist primarily of reverse repurchase agreements and stock borrowing.

Derivatives

The ISDA Master Agreement is our preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of OTC products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or another pre-agreed termination event occurs. It is common, and our preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the counterparty risk inherent in outstanding positions. The majority of our CSAs are with financial institutional clients.

A description of the derivative offset amount in the ‘Maximum exposure to credit risk’ table is provided on page 107.

Other credit risk exposures

In addition to collateralised lending described above, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below.

Government, bank and other financial institution issued securities may benefit from additional credit enhancement, notably through government guarantees that reference these assets. Details of government guarantees are included in Notes 15, 19 and 21 on the Financial Statements. Corporate issued debt securities are primarily unsecured. Debt securities issued by banks and financial institutions include ABSs and similar instruments, which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of CDS protection. Disclosure of the Group’s holdings of ABSs and associated CDS protection is provided on page 152.

Trading assets include loans and advances held with trading intent, the majority of which consist of

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

reverse repos and stock borrowing which, by their nature, are collateralised. Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described in Note 37 on the Financial Statements. Trading assets also include money market term placements which are unsecured.

The Group’s maximum exposure to credit risk includes financial guarantees and similar arrangements that it issues or enters into, and loan commitments that it is irrevocably committed to. Depending on the terms of the arrangement, the bank may have recourse to additional credit mitigation in the event that a guarantee is called upon or a loan commitment is drawn and subsequently defaults. Further information about these arrangements is provided in Note 41 on the Financial Statements.

Collateral and other credit enhancements obtained

(Audited)

The carrying amount of assets obtained by taking possession of collateral held as security, or calling upon other credit enhancements, is as follows:

	Carrying amount at 31 December[32]
	2011	2010
	US$m	US$m

Nature of assets
Residential property	420	1,155
Commercial and industrial property	64	104
Other	17	2

	501	1,261

For footnote, see page 185.

The significant reduction in residential properties was due to the suspension of foreclosure activities at the end of 2010 and during the first half of 2011. See page 122.

We make repossessed properties available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. If excess funds arise after the debt has been repaid, they are made available to repay other secured lenders with lower priority or returned to the customer. We do not generally occupy repossessed properties for our business use.

HSBC Holdings

(Audited)

Risk on an enterprise-wide basis in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Committee (‘ALCO’). The major risks faced by HSBC Holdings are credit risk and market risk (in the form of interest rate risk and foreign exchange risk), of which the most significant is credit risk.

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

HSBC Holdings’ maximum exposure to credit risk at 31 December 2011 is shown below. Its financial assets principally represent claims on Group subsidiaries in Europe and North America. No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiaries.

All of the derivative transactions are with HSBC undertakings which are banking counterparties (2010: 100%).

HSBC Holdings – maximum exposure to credit risk

(Audited)

	2011	2010
	US$m	US$m
Cash at bank and in hand:
– balances with HSBC undertakings	316	459
Derivatives	3,568	2,327
Loans and advances to HSBC undertakings	28,048	21,238
Financial investments	1,078	2,025
Financial guarantees and similar contracts	49,402	46,988
Loan and other credit-related commitments	1,810	2,720

	84,222	75,757

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The credit quality of the loans and advances to HSBC undertakings is assessed as strong/good, with 100% of the exposure being neither past due nor impaired (2010: 100%). The credit ratings of the financial investments held by HSBC Holdings are within the S&P ratings range of A to A– (2010: A to BBB+).

Country distribution of outstandings

and cross-border exposures

(Unaudited)

We control the risk associated with cross-border lending through a centralised structure of internal country limits. Exposures to individual countries and cross-border exposure in the aggregate are kept under continual review.

The following table summarises the aggregate of our in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 0.75% of our total assets. The classification is based on the country of residence of the borrower but also recognises the transfer of country risk in respect of third-party guarantees, eligible collateral held and residence of the head office when the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, certificates of deposit (‘CD’s) and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures.

In-country foreign currency and cross-border amounts outstanding

(Unaudited)

	Banks US$bn	Government and official institutions US$bn	Other US$bn	Total US$bn

At 31 December 2011
UK	9.5	4.5	53.7	67.7
US	8.1	40.8	16.7	65.6
France	11.0	11.3	10.0	32.3
Hong Kong	7.2	1.2	17.7	26.1
Mainland China	25.4	7.6	13.3	46.3
Japan	8.6	25.8	0.9	35.3
Germany	9.7	7.2	5.0	21.9

At 31 December 2010
UK	27.6	6.3	51.6	85.5
US	13.6	37.6	17.6	68.8
France	23.8	11.1	11.2	46.1
Hong Kong	15.4	1.6	17.2	34.2
Mainland China	21.5	1.2	9.1	31.8
Japan	14.0	16.2	1.3	31.5
Germany	17.8	4.2	9.4	31.4

At 31 December 2009
UK	37.5	7.0	38.0	82.5
US	10.7	29.3	25.7	65.7
France	27.0	10.7	7.7	45.4
Germany	21.9	15.0	4.5	41.4
The Netherlands[1]	10.3	1.7	7.6	19.6

[1]	These balances were between 0.75% and 1% of total assets. All other balances were above 1%.

148a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Securitisation exposures and other

structured products

(Audited)

This section contains information about our exposure to the following:

•	asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and related collateralised debt obligations (‘CDO’s);

•	direct lending at fair value through profit or loss;

•	monolines;

•	credit derivative product companies;

•	leveraged finance transactions; and

•	representations and warranties related to mortgage sales and securitisation activities.

  Within the above is included information on the GB&M legacy credit activities in respect of Solitaire Funding Limited (‘Solitaire’), the securities investment conduits (‘SIC’s), the asset-backed securities trading portfolios and derivative transactions with monoline insurers. Further information in respect of Solitaire and the SICs is provided in Note 43 to the Financial Statements.

Business model

(Unaudited)

MBSs and other ABSs are held in Balance Sheet Management and as part of our investment portfolios in order to earn net interest income and management fees. Some are also held in the trading portfolio and hedged through credit derivative protection with the intention of earning the spread differential over the life of the instruments.

  Our investment portfolios include SICs and money market funds, as described in Note 43 on the Financial Statements. We also originate leveraged finance loans for the purpose of syndicating or selling them down to generate trading profit or holding them to earn interest margin over their lives.

Accounting policies

Our accounting policies for the classification and valuation of financial instruments are in accordance with the requirements of IAS 32 ‘Financial Instruments: Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, as described in Note 2 on the Financial Statements, and the use of assumptions and estimates in respect of the valuation of financial instruments is described in Note 16 on the Financial Statements.

Exposure in 2011

(Audited)

2011 saw increased uncertainty and concerns around sovereign credit risk, and a more pessimistic outlook for the US housing market and, as a result, there was no reoccurrence of the price appreciation across the range of ABS asset classes seen in 2010. The level of net write-downs to the income statement increased to US$0.3bn (2010: no net write-downs). However, unrealised losses in our available-for-sale portfolios reduced in the year from US$6.4bn to US$5.1bn, mainly as a result of price appreciation on assets issued by US government agency and sponsored enterprises and a reduction of the reserve through impairments taken to the income statement.

  Within the following table are assets held in the GB&M legacy credit portfolio with a carrying value of US$35.4bn (2010: US$47.1bn).

A summary of the nature of HSBC’s exposures is provided in the Appendix to Risk on page 188.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Overall exposure of HSBC

(Audited)

	At 31 December 2011		At 31 December 2010
	Carrying amount[33] US$bn	Including sub-prime and Alt-A US$bn	Carrying amount[33] US$bn	Including sub-prime and Alt-A US$bn

Asset-backed securities (‘ABS’s)	65.6	6.9	73.9	8.5
– fair value through profit or loss	3.0	0.2	10.8	0.3
– available for sale[34]	54.6	5.7	54.7	7.1
– held to maturity[34]	2.0	0.2	2.2	0.2
– loans and receivables	6.0	0.8	6.2	0.9

Direct lending at fair value through profit or loss	1.2	0.8	1.6	1.2

Total ABSs and direct lending at fair value through profit or loss	66.8	7.7	75.5	9.7

Less securities subject to risk mitigation from credit derivatives with monolines and other financial institutions	(1.9)	(0.2)	(8.3)	(0.4)

	64.9	7.5	67.2	9.3

Leveraged finance loans	3.6	–	4.9	–
– fair value through profit or loss	0.2	–	0.3	–
– loans and receivables	3.4	–	4.6	–

	68.5	7.5	72.1	9.3

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions	70.4	7.7	80.4	9.7

For footnotes, see page 185.

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs are in GB&M through special purpose entities (‘SPE’s) which were established from the outset with the benefit of external investor first loss protection support, together with positions held directly and by Solitaire, where we provide first loss protection of US$1.2bn through credit enhancement and a liquidity facility.

Movement in the available-for-sale reserve

(Audited)

	2011			2010
	Directly held/ Solitaire[35] US$m	SPEs US$m	Total US$m	Directly held/ Solitaire[35] US$m	SPEs US$m	Total US$m

Available-for-sale reserve at 1 January	(4,102)	(2,306)	(6,408)	(7,349)	(4,864)	(12,213)
Increase/(decrease) in fair value of securities	622	(137)	485	2,175	1,543	3,718
Impairment charge:
– borne by HSBC	383	26	409	444	–	444
– allocated to capital note holders[36]	–	313	313	–	531	531
Repayment of capital	162	183	345	540	187	727
Other movements	(150)	(140)	(290)	88	297	385

Available-for-sale reserve at 31 December	(3,085)	(2,061)	(5,146)	(4,102)	(2,306)	(6,408)

For footnotes, see page 185.

Securities investment conduits

(Audited)

The total carrying amount of ABSs held through SPEs in the above table represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SPEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders, subject to the carrying amount of the capital notes being sufficient to offset the loss. During the year

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

impairment charges in one SPE, Mazarin, exceeded the carrying value of the capital notes liability and a charge of US$26m (2010: nil) was borne by

HSBC as shown in the table below. In respect of the SICs, the capital notes held by third parties are expected to absorb the cash losses in the vehicles.

Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire

(Audited)

	SICs excluding Solitaire at 31 December
	2011 US$m	2010 US$m

Available-for-sale reserve	(2,701)	(2,666)
– related to ABSs	(2,061)	(2,306)

Economic first loss protection	2,286	2,246
Carrying amount of capital notes liability	154	254

Impairment charge for the year:
– borne by HSBC	26	–
– allocated to capital note holders	313	531

Impairment methodologies

(Audited)

The accounting policy for impairment and indicators of impairment is set out in Note 2 on the Financial Statements.

A summary of our impairment methodologies is provided in the Appendix to Risk on page 188.

Impairment and cash loss projections

(Unaudited)

At each reporting date, management undertakes a stress analysis. This exercise comprises a shift of projections of future loss severities, default rates and prepayment rates. The results of the analysis at 30 June 2011 indicated that further impairment charges of US$900m and expected cash losses of US$400m could arise over the next two to three years.

This exercise was re-performed at 31 December 2011 and the results remain consistent with the June 2011 guidance.

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

At 31 December 2011, the incurred and projected impairment charges, measured in accordance with accounting requirements, significantly exceeded the expected cash losses on the securities. Over the lives of the available-for-sale ABSs the cumulative impairment charges will converge towards the level of cash losses. In respect of the SICs, in particular, the capital notes held by third parties are expected to absorb the cash losses arising in the vehicles.

Analysis of exposures and significant movements

(Audited)

Sub-prime residential mortgage-related assets

The assets in the table below included US$2.4bn (2010: US$3.1bn) relating to US-originated assets and US$1.0bn (2010: US$1.1bn) relating to UK non-conforming residential mortgage-related assets.

At 31 December 2011, 25% (US$0.9bn) of our sub-prime residential mortgage-related assets were rated AA or AAA (2010: 38% (US$1.7bn). Of the non-high grade assets held of US$2.7bn (2010: US$2.8bn), US$1.2bn (2010: US$1.5bn) related to US-originated assets.

There was a reduction in market prices for sub-prime assets during the course of 2011, particularly in the latter stages of the year; this effect was coupled with principal paydowns. Further net

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss33

(Audited)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SPEs	Gross principal[37]	Credit default swap protection[38]	Net principal exposure[39]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Mortgage-related assets:
Sub-prime residential	896	2,134	–	–	598	3,628	2,367	6,222	275	5,947
Direct lending	733	–	–	–	–	733	487	1,684	–	1,684
MBSs and MBS CDOs	163	2,134	–	–	598	2,895	1,880	4,538	275	4,263

US Alt-A residential	190	3,516	166	–	243	4,115	2,827	8,610	100	8,510
Direct lending	114	–	–	–	–	114	–	119	–	119
MBSs	76	3,516	166	–	243	4,001	2,827	8,491	100	8,391

US Government agency and sponsored enterprises:
MBSs	38	26,152	1,813	–	–	28,003	–	26,498	–	26,498

Other residential	670	3,286	–	–	978	4,934	2,098	5,702	–	5,702
Direct lending	314	–	–	–	–	314	–	309	–	309
MBSs	356	3,286	–	–	978	4,620	2,098	5,393	–	5,393

Commercial property
MBSs and MBS CDOs	300	7,240	–	107	1,816	9,463	5,795	11,222	–	11,222

	2,094	42,328	1,979	107	3,635	50,143	13,087	58,254	375	57,879
Leveraged finance-related assets:
ABSs and ABS CDOs	362	5,566	–	–	347	6,275	4,324	7,112	782	6,330
Student loan-related assets:
ABSs and ABS CDOs	179	4,665	–	–	153	4,997	4,114	6,681	199	6,482
Other assets:
ABSs and ABS CDOs	1,477	2,044	–	94	1,818	5,433	1,473	7,539	1,391	6,148

	4,112	54,603	1,979	201	5,953	66,848	22,998	79,586	2,747	76,839

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SPEs	Gross principal[37]	Credit default swap protection[38]	Net principal exposure[39]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2010
Mortgage-related assets:
Sub-prime residential	1,297	2,565	–	–	652	4,514	2,763	7,427	348	7,079
Direct lending	1,078	–	–	–	–	1,078	632	2,233	–	2,233
MBSs and MBS CDOs	219	2,565	–	–	652	3,436	2,131	5,194	348	4,846

US Alt-A residential	180	4,545	191	–	270	5,186	3,651	10,065	100	9,965
Direct lending	96	–	–	–	–	96	–	108	–	108
MBSs	84	4,545	191	–	270	5,090	3,651	9,957	100	9,857

US Government agency and sponsored enterprises:
MBSs	657	21,699	2,032	–	–	24,388	6	23,739	–	23,739
Other residential	1,075	4,024	–	–	1,111	6,210	2,669	6,995	–	6,995
Direct lending	417	–	–	–	–	417	–	424	–	424
MBSs	658	4,024	–	–	1,111	5,793	2,669	6,571	–	6,571

Commercial property
MBSs and MBS CDOs	546	8,160	–	111	1,942	10,759	6,441	12,625	421	12,204
	3,755	40,993	2,223	111	3,975	51,057	15,530	60,851	869	59,982
Leveraged finance-related assets:
ABSs and ABS CDOs	392	5,418	–	–	414	6,224	3,886	7,148	788	6,360
Student loan-related assets:
ABSs and ABS CDOs	163	5,178	–	–	150	5,491	4,251	7,161	100	7,061
Other assets:
ABSs and ABS CDOs	1,936	3,103	–	6,017	1,710	12,766	2,526	15,497	7,765	7,732

	6,246	54,692	2,223	6,128	6,249	75,538	26,193	90,657	9,522	81,135

For footnotes, see page 185.

The above table excludes leveraged finance transactions, which are shown separately on page 156.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

impairment of US$42m on assets was recognised in 2011 (2010: US$48m) as losses were incurred under current accounting impairment rules. Our expectation of cash losses on the underlying assets did not increase from that at 31 December 2010. Of the above impairment, there were US$5m of write-backs (2010: US$54m – impairment) in the SICs.

US Alt-A residential mortgage-related assets

During 2011, principal paydowns along with general spread widening, particularly in the latter stages of the year, contributed to a reduction in the carrying values for Alt-A assets from the levels seen in 2010. Further impairments of US$687m (2010: US$884m) were recorded as losses were incurred under the accounting rules described above. Of this impairment, US$344m (2010: US$450m) occurred in the SICs, of which US$318m (2010: US$450m) was borne by the capital note holders.

At 31 December 2011, 9% (US$0.4bn) of these assets were rated AA or AAA (2010: 9% (US$0.5bn)).

Commercial property mortgage-related assets

Of our total of US$9.5bn (2010: US$10.8bn) of commercial property mortgage-related assets, US$4.9bn related to US-originated assets (2010: US$5.2bn). Spreads tightened on both US and non-US commercial property mortgage-related assets during 2011. Impairments of US$36m (2010: US$5m) were recognised in 2011.

Transactions with monoline insurers

(Audited)

HSBC’s exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of OTC derivative transactions, mainly CDSs. We entered into these CDSs primarily to purchase credit protection against securities held at the time within the trading portfolio.

During 2011, the notional value of derivative contracts with monolines and our overall credit exposure to monolines decreased primarily as a number of transactions were commuted. The table below sets out the fair value, essentially the replacement cost, of the remaining derivative transactions at 31 December 2011, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by S&P at ‘BBB– or above’ at 31 December 2011, and those that were ‘below BBB–’ (BBB– is the S&P cut-off for an investment grade classification). The ‘Credit valuation adjustment’ column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

(Audited)

	Notional amount	Net exposure before credit valuation adjustment[40]	Credit valuation adjustment[41]	Net exposure after credit valuation adjustment
	US$m	US$m	US$m	US$m

At 31 December 2011
Derivative transactions with monoline counterparties
Monoline – investment grade (BBB– or above)	4,936	873	(87)	786
Monoline – sub-investment grade (below BBB–)	1,552	370	(217)	153

	6,488	1,243	(304)	939
At 31 December 2010
Derivative transactions with monoline counterparties
Monoline – investment grade (BBB– or above)	5,179	876	(88)	788
Monoline – sub-investment grade (below BBB–)	2,290	648	(431)	217

	7,469	1,524	(519)	1,005

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Market prices are generally not readily available for CDSs, so they are valued on the basis of market prices of the referenced securities.

Our monoline credit valuation adjustment calculation utilises a number of approaches which depend upon the internal credit rating of the monoline. Our assignment of internal credit ratings is based upon detailed credit analysis, and may differ from external ratings. The net effect of utilising the methodology adopted for ‘highly-rated’ monolines across all monolines would be a reduction in credit valuation adjustment of US$76m (2010: US$94m). The net effect of utilising a methodology based on CDS spreads would be an increase in credit valuation adjustment of US$178m (2010: US$8m).

Credit valuation adjustments for monolines

•

For highly-rated monolines, the standard credit valuation adjustment methodology (as described on page 350) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security, and the credit valuation adjustment cannot fall below 10% of the mark-to-market exposure.

•

In respect of monolines where default has either occurred or there is a strong possibility of default in the near term, the adjustment is determined based on the estimated probabilities of various potential scenarios, and the estimated recovery in each case.

•

For other monoline exposures, the credit valuation adjustment follows the methodology for highly-rated monolines, adjusted to include the probability of a claim arising in respect of the referenced security, and applies implied probabilities of default where the likelihood of a claim is believed to be high.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers

We had no liquidity facilities to monolines at 31 December 2011 (2010: nil).

HSBC’s exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 31 December 2011. For wrapped bonds held in our trading portfolio, the mark-to-market movement is reflected through the income statement. For wrapped bonds held in the AFS portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described in Note 18 on the Financial Statements.

HSBC’s exposure to credit derivative product companies

Credit derivative product companies (‘CDPC’s) are independent companies that specialise in selling credit default protection on corporate exposures. At 31 December 2011, we had purchased from CDPCs credit protection with a notional value of US$4.4bn (2010: US$4.9bn) which had a fair value of US$0.4bn (2010: US$0.2bn), against which a credit valuation adjustment (a provision) of US$0.1bn was held (2010: US$0.1bn). At 31 December 2011, none of our exposure was to CDPCs with investment grade ratings (2010: nil).

Leveraged finance transactions

(Audited)

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 152.

We held leveraged finance commitments of US$3.7bn at 31 December 2011 (2010: US$5.1bn), of which US$3.3bn (2010: US$4.6bn) was funded.

At 31 December 2011, our principal exposures were to companies in two sectors: US$1.3bn to data processing (2010: US$2.8bn) and US$1.9bn to communications and infrastructure (2010: US$1.8bn).

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

HSBC’s exposure to leveraged finance transactions

(Audited)

	At 31 December 2011			At 31 December 2010
	Funded exposures[42]	Unfunded exposures[42]	Total exposures	Funded exposures[42]	Unfunded exposures[42]	Total exposures
	US$m	US$m	US$m	US$m	US$m	US$m

Europe	2,795	253	3,048	3,337	298	3,635
Rest of Asia-Pacific	–	–	–	17	22	39
North America	445	126	571	1,066	185	1,251

	3,240	379	3,619	4,420	505	4,925
Held within:
– loans and receivables	3,120	328	3,448	4,199	393	4,592
– fair value through profit or loss	120	51	171	221	112	333

For footnotes, see page 185.

Representations and warranties related to mortgage sales and securitisation activities

(Audited)

We have been involved in various activities related to the sale and securitisation of residential mortgages which are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and the securitisation of these by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities.

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

  Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations. Further information is provided in Note 44 on the Financial Statements.

  At 31 December 2011, a liability of US$237m was recognised in respect of various representations and warranties relating to the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities (2010: US$262m). These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process and compliance with the origination criteria established by the agencies. In the event of a breach of our representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The liability is estimated based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and estimated future demands in respect of mortgages sold to date which are either two or more payments delinquent or expected to become delinquent at an estimated conversion rate. Repurchase demands of US$113m were outstanding at 2011 (2010: US$115m).

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

To date, repurchase demands we have received primarily relate to prime loans sourced during 2004 through 2008 from the legacy broker channel which we exited from in late 2008. Loans sold to GSEs and other third parties originated in 2004 through 2008 subject to representations and warranties for which we may be liable had an outstanding principal balance of approximately US$19.3bn at 31 December 2011, including US$12.1bn of loans sourced from our legacy broker channel.

The trend in repurchase demands received on loans sold to GSEs and other third parties by loan origination vintage, outstanding repurchase demands and movement in repurchase liabilities are as follows:

Trend in repurchase demands received by loans sold to GSEs and other third parties by origination vintage

	At 31 December	At 31 December	At 31 December
	2011 US$m		2010 US$m

Pre-2004	5		14
2004	13		31
2005	24		24
2006	56		41
2007	146		161
2008	98		112
Post-2008	68		34

Total repurchase demands received	410		417

Outstanding repurchase demands received from GSEs and other third parties

	At 31 December	At 31 December	At 31 December
	At 31 December
	2011 US$m		2010 US$m

GSEs	78		92
Others	35		23

Total	113		115

Movement in repurchase liability for loans sold to GSEs and other third parties

	At 31 December	At 31 December	At 31 December
	2011 US$m		2010 US$m

At 1 January	262		66

Increase in liability recorded through earnings	92		341
Realised losses	(117)		(145)

At 31 December	237		262

Because the level of mortgage loan repurchase losses are dependent upon economic factors, investor demand strategies and other external risk factors such as housing market trends that may change, the estimate of the liability for a mortgage loan repurchase requires significant judgement. Because these estimates are influenced by factors outside our control, there is uncertainty inherent in them, making it reasonably possible that the estimates could change.

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

156a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

•	troubled debt restructurings not included in the above.

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 133.

During the year we adopted a revised disclosure convention for impaired loans and advances. This revised disclosure convention affects the disclosure of loans and advances in the geographical regions with material levels of forbearance activity. The impaired loan disclosure convention continues to be based on internal credit rating grades and, for retail exposures, 90 days or more past due, but a more stringent approach has been introduced to the presentation of renegotiated loans as impaired. Management believes that this revised approach better reflects the nature of risks and inherent credit quality in our loan portfolio as it is more closely calibrated to the types of forbearance concessions granted and applies stricter requirements for the performance of renegotiated loans before they may be considered as not impaired. It also reflects developments in industry disclosure best practice, as well as a refinement of loan segmentation in our North America consumer lending business described on page 133. The revised disclosure convention affects the disclosure presentation of impaired loans but does not affect the accounting policy for the recognition of impairment allowances under IFRS.

Impaired loan comparative data for 31 December 2010 have been restated to reflect the revised impaired loans disclosure convention. Restatement of comparative data prior to 31 December 2010 is not practicable as sufficient information is not available to determine what assumptions management would have made in applying the revised disclosure convention for these comparative periods. This includes information about assumptions that would have been made in establishing the revised, more stringent period of payment performance for renegotiated loans before they are regarded as unimpaired. The difficulty associated with determining these estimates relates principally to retail portfolios that are assessed for impairment on a collective basis; these estimates become more difficult where a longer period of time has passed since the credit condition occurred. For further detail on the impaired loans restatement see page 133.

Interest forgone on impaired and restructured loans

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$3.6bn in 2011 (2010: US$2.2bn). The table below analyses this by geographic region.

	2011 US$m	2010 US$m

Europe	266	303
Hong Kong	62	33
Rest of Asia-Pacific	109	79
Middle East and North Africa	140	157
North America	2,498	1,322
Latin America	545	315

	3,620	2,209

Interest income from such loans of approximately US$1.9bn was recorded in 2011 (2010: US$1.2bn). The table below analyses this by geographic region.

	2011 US$m	2010 US$m

Europe	69	59
Hong Kong	6	25
Rest of Asia-Pacific	49	67
Middle East and North Africa	33	21
North America	1,310	905
Latin America	391	139

	1,858	1,216

The change in our impaired loans disclosure convention described above has increased the amount of loans disclosed as impaired. The effect of this change on 2011 reported numbers was to increase interest earned on impaired loans and restructured loans from US$1.3bn to US$1.9bn. Comparatives have not been restated as restatement of comparative data prior to 31 December 2010 is impracticable.

Impaired loans

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. Impaired loans are presented for disclosure purposes in accordance with the convention described on page 133. In accordance with IFRS, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The amount of impaired loans at 31 December 2011 was US$5.3bn lower than at 31 December 2010. This reduction occurred primarily in North America following reclassification of loans in the Card and Retail Services business to assets held for sale, the write-off of loans where there is no realistic prospect of recovery, and the return of certain loans to unimpaired status after the demonstration of a significant reduction in the risk of non-payment of future cash-flows.

156b

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Unimpaired loans past due 90 days or more

Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan whose terms have been modified for economic or legal reasons related to the borrower’s financial difficulties which results in the lender granting a concession to the borrower that the lender would not otherwise consider. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page 156e. Loans that have been identified as a TDR under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash-flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.

As stated above the impaired loans balances prior to 2010 have not been restated in accordance with the new impaired loan disclosure convention for geographical regions with material levels of forbearance activity, therefore, prior to 2010 the amount of TDRs not included in the classifications above are higher.

In April 2011, the Financial Accounting Standards Board (‘FASB’) issued an Accounting Standards Update, ‘Clarifications to Accounting for Troubled Debt Restructurings by Creditors’ (‘ASU’) which provides additional guidance to assist in determining whether a restructuring of a receivable meets the criteria to be considered a TDR. The effect of implementing this guidance was to increase the number of loans that meet the criteria to be classified as a TDR. The US guidance applied to loan restructurings taking place after 1 January 2011.

However, as a result of the Group’s change in disclosure convention for the presentation of impaired loans under IFRSs, a greater number of renegotiated loans are now disclosed as impaired, particularly in respect of HSBC Finance in the US, and this change has been applied to renegotiated loans outstanding as at 31 December 2010. Previous years have not been restated. As a result of this change, at 31 December 2010, US$7.3bn of loans previously disclosed as TDRs outside the impaired loans classification have been reclassified as impaired in the table on page 156e.

The amount of TDRs at 31 December 2011 was US$385million higher than at 31 December 2010. The increase reflects the impact of the adoption of the new US TDR guidance in 2011 and the effect of certain loans in North America returning to unimpaired status after the demonstration of a significant reduction in the risk of non-payment of future cash-flows while retaining TDR status. Other movements include an increase in reported TDRs in the Middle East and North Africa mainly resulting from a newly restructured exposure, and a reduction in Latin America mainly due to the repayment of a single large restructuring and exchange differences.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in the credit risk section in ‘Areas of special interest’ on page 112.

‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, and represent the Group’s most significant exposures to potential problem loans, including affordability mortgages and ARMs. Collectively assessed loans and advances, although typically not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 298.

‘Renegotiated loans and forbearance’ on page 129 includes disclosure about the credit quality of loans whose contractual terms have been changed at some point in the life of the loan because of

156c

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

significant concerns about the borrower’s ability to make contractual payments when due. Where renegotiated loans are not classified as impaired, this is because they exhibit a lower risk of non-payment of future cash flows than those presented as impaired. However, some of these loans may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans.

156d

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Analysis of risk elements in the loan portfolio by geographical region

(Unaudited)

	At 31 December
	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m
Impaired loans
Europe	11,819	11,500	10,873	6,844	6,266
Hong Kong	608	665	846	852	433
Rest of Asia-Pacific	1,070	1,324	1,201	835	779
Middle East and North Africa	2,445	2,549	1,666	279	309
North America	22,758	27,902	13,308	14,285	9,662
Latin America	3,039	3,124	2,951	2,327	2,145

	41,739	47,064	30,845	25,422	19,594

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	41	65	57	635	202
Hong Kong	3	7	4	43	49
Rest of Asia-Pacific	21	40	36	84	94
Middle East and North Africa	214	263	215	190	62
North America	74	265	217	108	24
Latin America	10	3	40	21	421

	363	643	569	1,081	852

Troubled debt restructurings (not included in the classifications above)
Europe	753	592	436	366	648
Hong Kong	108	205	236	165	146
Rest of Asia-Pacific	122	198	135	90	23
Middle East and North Africa	444	141	103	29	11
North America	2,300	1,970	9,613	5,618	3,322
Latin America	1,037	1,274	1,518	1,067	848

	4,764	4,380	12,041	7,335	4,998

Trading loans classified as in default
North America	230	412	798	561	675

Risk elements on loans[80]
Europe	12,613	12,157	11,366	7,845	7,116
Hong Kong	719	877	1,086	1,060	628
Rest of Asia-Pacific	1,213	1,562	1,372	1,009	896
Middle East and North Africa	3,103	2,953	1,984	498	382
North America	25,362	30,549	23,936	20,572	13,683
Latin America	4,086	4,401	4,509	3,415	3,414

	47,096	52,499	44,253	34,399	26,119

Assets held for resale
Europe	60	47	52	81	59
Hong Kong	4	2	10	26	29
Rest of Asia-Pacific	10	5	8	11	5
Middle East and North Africa	–	2	2	2	2
North America	359	1,084	707	1,758	1,172
Latin America	69	121	153	113	101

	502	1,261	932	1,991	1,368

Total risk elements
Europe	12,673	12,204	11,418	7,926	7,175
Hong Kong	723	879	1,096	1,086	657
Rest of Asia-Pacific	1,223	1,567	1,380	1,020	901
Middle East and North Africa	3,103	2,955	1,986	500	384
North America	25,721	31,633	24,643	22,330	14,855
Latin America	4,155	4,522	4,662	3,528	3,515

	47,598	53,760	45,185	36,390	27,487

	%	%	%	%	%

Loan impairment allowances as a percentage of risk elements on loans[81]	37.6	38.9	59.0	70.8	75.5

For footnotes, see page 185.

156e

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Liquidity and funding

(Audited)

Liquidity and funding in 2011	157
Contractual maturity of financial liabilities	158
The management of liquidity risk	159
Encumbered assets	160
Diversity of funding sources	161
Contingent liquidity risk	161
HSBC Holdings	162

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

We expect our operating entities to manage liquidity and funding risk on a standalone basis employing a centrally imposed framework and limit structure which is adapted to variations in business mix and underlying markets. Our operating entities are required to maintain strong liquidity positions and to manage the liquidity profiles of their assets, liabilities and commitments with the objective of ensuring that their cash flows are balanced under various severe stress scenarios and that all their anticipated obligations can be met when due.

There were no material changes to our policies and practices for the management of liquidity and funding risks in 2011.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 188.

Liquidity and funding in 2011

(Audited)

The liquidity position of the Group strengthened in 2011, and we continued to enjoy strong inflows of customer deposits and maintained good access to wholesale markets. During 2011, customer accounts grew by 2% while customer advances fell by 2%, leading to a decrease in our advances-to-deposits ratio to 75%. Despite a highly competitive environment in Asia, our customer accounts grew by 8% due to growth in deposits in Hong Kong dollars and offshore renminbi.

Market conditions

2011 was another challenging year for banks in the wholesale funding markets. Despite a strong first quarter, the total volume of term debt issued by banks in 2011 was low by recent historical standards, with a particularly marked slowdown in the second half of the year.

Developments in the eurozone sovereign debt crisis continued to dominate the markets. In May 2011, Portugal became the third eurozone country to seek financial support from the ECB and the IMF. Conditions deteriorated markedly over the summer with sharp increases in CDS premia for eurozone peripheral countries. This prompted European authorities to propose a package of measures in October including a near doubling of the capacity of the European Financial Stability Facility.

In December, with the crisis reaching systemic levels, the ECB injected liquidity into the European banking sector via an unprecedented €489bn (US$632bn) 3-year Long-Term Refinancing Operation (‘LTRO’), and committed to conduct a similar operation in February 2012. This intervention by the ECB had a positive effect on bank CDS levels, as well as on general funding conditions. We support the ECB in its efforts to stabilise the capital markets. Given the lack of stigma in participating and the attractive pricing, and with the outlook for capital markets remaining uncertain, we considered it prudent for our Continental Europe operations to anticipate future funding requirements by participating in the LTRO, receiving €5.2bn (US$6.7bn) in total, mainly in France.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Effect on HSBC’s liquidity and funding position

We issue wholesale securities to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities. We continued to have good access to debt capital markets during 2011, with Group entities issuing US$22bn of term debt securities in the public capital markets at competitive prices in a range of currencies, maturities, obligations and markets. Of this amount, over 90% was unsecured funding. Our ability to access capital markets even in very challenging conditions was best demonstrated by the successful issuance of US$1.65bn of 10 and 30 year unsecured senior bonds by HSBC Holdings in November 2011. In general, the prices of our debt securities have not been unduly affected by the market turmoil.

Our European subsidiaries continued to maintain a liquidity profile within our risk appetite despite the ongoing eurozone crisis.

Contractual maturity of financial liabilities

(Audited)

The balances in the table below will not agree directly with those in our consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and trading derivatives). In addition, loan and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. Trading liabilities and trading derivatives are included in the ‘On demand’ time bucket, and not by contractual maturity, because trading liabilities are typically held for short periods of time. We classify the undiscounted cash flows payable under hedging derivative liabilities according to their contractual maturities. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities

(Audited)

	On demand US$m	Due within 3 months US$m	Due between 3 and 12 months US$m	Due between 1 and 5 years US$m	Due after 5 years US$m

At 31 December 2011
Deposits by banks	47,659	59,096	3,578	11,048	997
Customer accounts	914,762	252,226	72,993	20,508	1,094
Trading liabilities	265,192	–	–	–	–
Financial liabilities designated at fair value	7,066	930	9,789	39,915	57,295
Derivatives	340,394	394	497	2,858	1,007
Debt securities in issue	117	48,465	27,520	57,507	7,019
Subordinated liabilities	6	528	1,834	9,616	47,715
Liabilities of disposal groups held for sale[4][3]	3,108	1,721	1,045	211	150
Other financial liabilities	25,452	28,137	5,845	2,023	1,377

	1,603,756	391,497	123,101	143,686	116,654
Loan and other credit-related commitments	355,366	65,245	94,120	111,061	29,113
Financial guarantees and similar contracts	12,460	7,585	12,107	5,899	1,273

	1,971,582	464,327	229,328	260,646	147,040

At 31 December 2010
Deposits by banks	42,481	70,072	8,393	7,949	1,346
Customer accounts	881,575	244,501	89,557	23,209	3,483
Trading liabilities	300,703	–	–	–	–
Financial liabilities designated at fair value	7,421	3,786	7,825	35,583	61,575
Derivatives	255,046	531	1,143	2,065	942
Debt securities in issue	1,320	48,062	41,939	62,148	16,255
Subordinated liabilities	34	1,491	1,863	10,001	51,293
Other financial liabilities	24,834	24,378	7,944	2,184	824

	1,513,414	392,821	158,664	143,139	135,718
Loan and other credit-related commitments	524,394	51,732	14,023	11,964	400
Financial guarantees and similar contracts	18,491	9,233	12,231	7,082	2,399

	2,056,299	453,786	184,918	162,185	138,517

For footnote, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Cash flows payable in respect of customer accounts are primarily contractually repayable on demand or at short notice. However, in practice, short-term deposit balances remain stable as inflows and outflows broadly match and a significant portion of loan commitments expire without being drawn upon. We therefore manage our balance sheet on both contractual and behaviouralised bases. Each operating entity determines the behaviouralisation of its products within the guidelines set out in our liquidity framework and as approved by its ALCO.

Although on a contractual basis 86% of our liabilities are due within one year, only approximately half of our behaviouralised liabilities are expected to fall due within this one-year period.

The management of liquidity risk

(Audited)

Advances to core funding ratio

The three principal banking entities listed in the table below represented 61% of our total core deposits at

31 December 2011 (2010: 62%). The distinction between core and non-core deposits generally means that our measure of advances to core funding is more restrictive than that which can be inferred from the published financial statements. Loans and advances to customers in these principal banking entities were overwhelmingly financed by reliable and stable sources of funding. We would meet any unexpected net cash outflows by using our cash and balances at central banks, selling or entering into repos of the securities within our liquid asset buffers or accessing additional funding sources such as the interbank market. Collateralised lending markets could also be accessed over the longer term.

Of particular note was the strong funding position of The Hongkong and Shanghai Banking Corporation, as reflected in the advances to core funding ratio in the table below, which allowed us to take advantage of loan growth opportunities in Asia while still maintaining ratios well below the Group’s average.

HSBC’s principal banking entities – the management of liquidity risk44

(Audited)

	Advances to core funding ratio during:		Stressed one month coverage ratio during:
	2011	2010	2011	2010
	%	%	%	%
HSBC Bank plc[4][5]
Year-end	99.8	103.0	116.2	111.1
Maximum	103.4	109.7	118.1	111.3
Minimum	98.4	102.6	109.4	103.2
Average	100.8	106.0	112.5	108.2
The Hongkong and Shanghai Banking Corporation[4][5]
Year-end	75.0	70.3	122.9	144.6
Maximum	78.9	70.3	144.6	165.4
Minimum	70.3	55.5	116.4	132.6
Average	75.9	63.6	124.0	148.8
HSBC Bank USA[4][6]
Year-end	85.7	98.3	117.7	108.5
Maximum	89.5	104.3	128.3	118.5
Minimum	79.8	94.2	108.5	105.3
Average	84.6	98.0	118.9	112.3
Total of HSBC’s other principal banking entities[47]
Year-end	86.4	89.1	117.6	119.6
Maximum	90.2	89.1	120.4	126.5
Minimum	86.4	85.7	116.2	118.1
Average	88.9	87.0	117.9	122.2

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Stressed one month coverage ratio

The stressed one month coverage ratios tabulated above are derived from projected cash flow scenario analyses described in the Appendix to Risk on page 188, and express the stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Group sites are required to target a ratio of 100% or more.

HSBC Finance

As HSBC Finance is unable to accept standard retail customer deposits, it takes funding from the professional markets. At 31 December 2011, US$51bn (2010: US$65bn) of HSBC Finance’s liabilities were drawn from professional markets and affiliates, utilising a range of products, maturities and currencies. HSBC Finance uses a number of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing commercial paper (‘CP’) programmes. A CP programme is a short-term, unsecured funding tool used to manage day to day cash flow needs. In agreement with the rating agencies, issuance under this programme will not exceed 100% of committed bank backstop lines.

The need for HSBC Finance to refinance maturing term funding is largely mitigated by the continued run-down of its balance sheet and the proposed sale of the Card and Retail Services business, which should complete in the second quarter of 2012 and is expected to generate additional funding of approximately US$12bn. During 2011, the shelf registration statement under which HSBC Finance has historically issued long-term debt expired and we chose not to renew it.

HSBC Finance – funding

(Audited)

	At 31 December
	2011	2010
	US$bn	US$bn
Maximum amounts of unsecured term funding maturing in any rolling:
– 3 month period	5.1	5.1
– 12 month period	9.7	10.8
Unused committed sources of secured funding[48]	0.5	0.5
Committed backstop lines from non-Group entities in support of CP programmes	4.0	4.3

For footnote, see page 185.

Encumbered assets

(Audited)

Encumbered assets are assets which have been pledged or used as collateral or which legally we may not be able to use to secure funding. It remains a strength that only a small percentage of our assets are encumbered and that the majority of our assets are available as security for all our creditors. The majority of the encumbrance arises due to our repo activity within Europe and the US in GB&M, which is largely self-funding.

Our encumbered assets on an IFRSs basis are disclosed in Note 37 on the Financial Statements. Assets not included in Note 37 but which would generally not be used to secure funding include assets backing insurance and investment contracts (see ‘Balance sheet of insurance manufacturing’ on page 173) and Hong Kong government certificates of indebtedness which secure Hong Kong currency notes in circulation, which are included on the face of the consolidated balance sheet. Additionally, properties with net book values of US$33m (2010: US$31m) are considered encumbered.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Diversity of funding sources

(Audited)

Our primary sources of funding are current accounts and savings deposits payable on demand or short notice. As part of our liquidity and funding risk management, we do not rely on securitisations, covered bond issuance programmes or repurchase agreements as an important source of funding. Repurchase agreements entered into are generally short-term in nature maturing in 90 days or less. We are a net cash provider to the repo market.

Our sources and uses of funding, which provide a consolidated view of how our balance sheet is funded, should be read with consideration of our risk management framework which requires our operating entities to manage liquidity and funding risk on a standalone basis. Notwithstanding the above, the material difference between funding sources and uses is an illustration of the strength of our liquidity position.

Funding sources

	At 31 December
	2011	2010
	US$bn	US$bn

Customer accounts	1,253.9	1,227.7
Deposits by banks	112.8	110.6
Debt securities	131.0	145.4
Financial liabilities designated at fair value	85.7	88.1
Equity	166.1	154.9

	1,749.5	1,726.7

Funding usage

	At 31 December
	2011	2010
	US$bn	US$bn

Loans and advances to customers	940.4	958.4
Loans and advances to banks	181.0	208.3
Financial investments held to maturity	21.2	19.5

	1,142.6	1,186.2

Contingent liquidity risk

(Audited)

Contingent liquidity risk is the risk associated with the need to provide additional funds to clients. The client-originated exposure relates to multi-seller conduits, which were established to enable clients to access a flexible market-based source of finance (see page 404). HSBC-managed asset exposures are differentiated in that they relate to consolidated SICs which issue debt secured by ABSs (see page 403). Other conduit exposures relate to third-party sponsored conduits (see page 405). Single issuer liquidity facilities are provided directly to clients rather than via any form of conduit. These facilities are split by the addition of the five largest specific facilities and the single largest market sector.

The Group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure

(Audited)

	HSBC Bank		HSBC Bank USA		HSBC Bank Canada		The Hongkong and Shanghai Banking Corporation
	2011	2010	2011	2010	2011	2010	2011	2010
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Conduits
Client-originated assets[49]
– total lines	12.8	8.4	0.9	3.9	0.7	0.2	–	–
– largest individual lines	0.7	0.7	0.3	0.4	0.5	0.1	–	–
HSBC-managed assets[50] – total lines	22.1	25.6	–	–	–	–	–	–
Other conduits[5][1] – total lines	–	–	1.4	1.4	–	–	–	–

Single-issuer liquidity facilities
– five largest[5][2]	3.4	4.2	5.7	5.3	1.8	2.0	1.9	1.4
– largest market sector[5][3]	7.5	8.4	6.5	4.9	3.8	3.8	2.5	2.4

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

HSBC Holdings

(Audited)

During 2011, HSBC Holdings continued to have full access to debt capital markets at market rates and issued US$5.3bn of senior debt (2010: nil). The eligibility requirements for non-equity instruments under Basel III rules have not been clearly defined in the UK, so HSBC Holdings issued no capital instruments in 2011 (2010: US$5.0bn).

The balances in the following table do not agree directly with those in the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading derivatives).

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

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities

(Audited)

	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Amounts owed to HSBC undertakings	–	1,174	17	1,428	–
Financial liabilities designated at fair value	–	281	3,530	4,987	28,988
Derivatives	1,067	–	–	–	–
Debt securities in issue	–	35	104	1,975	1,490
Subordinated liabilities	–	216	649	3,461	27,558
Other financial liabilities	–	1,460	–	–	–

	1,067	3,166	4,300	11,851	58,036

Loan commitments	1,810	–	–	–	–
Financial guarantees and similar contracts	49,402	–	–	–	–

	52,279	3,166	4,300	11,851	58,036
At 31 December 2010
Amounts owed to HSBC undertakings	–	163	1,332	1,453	–
Financial liabilities designated at fair value	–	219	658	5,810	24,215
Derivatives	827	–	–	–	–
Debt securities in issue	–	35	106	2,110	1,559
Subordinated liabilities	–	219	657	3,504	28,670
Other financial liabilities	–	1,782	–	–	–

	827	2,418	2,753	12,877	54,444
Loan commitments	2,720	–	–	–	–
Financial guarantees and similar contracts	46,988	–	–	–	–

	50,535	2,418	2,753	12,877	54,444

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Market risk

(Audited)

Market risk in 2011	163
Trading and non-trading portfolios	163
Structural foreign exchange exposures	166
Sensitivity of net interest income	166
Defined benefit pension schemes	167
Additional market risk measures applicable only to the parent company	167

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•	Trading portfolios include positions arising from market-making and position-taking and others designated as marked to market.

•

Non-trading portfolios include positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 165).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with our status as one of the world’s largest banking and financial services organisations.

We use a range of tools to monitor and limit market risk exposures, including:

•	sensitivity measures are used to monitor the market risk positions within each risk type;

•

value at risk (‘VAR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•

in recognition of VAR’s limitations we augment VAR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the US treasuries downgrade and the potential effects of a sovereign debt default, including its wider contagion effects.

The major contributor to the trading and non-trading VAR for the Group is Global Markets. Market risk arising in our insurance business is discussed in ‘Risk management of insurance operations’ on page 171.

There were no material changes to our policies and practices for the management of market risk in 2011.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 188.

Market risk in 2011

(Audited)

Market risk in 2011 was managed against a backdrop of global economic slowdown, the fiscal deficit of the US and concerns over European sovereign debt and its contagion effects. Funding and capital concerns relating to financial institutions also dominated in Europe. All these factors triggered high levels of volatility in the financial markets. In addition, the transition to CRD III at the end of 2011, with its increased capital requirements for certain market risk exposures, also affected the environment in which market risk appetite was managed over the year. In response to these challenges, we managed down our market risk exposures within the eurozone and in our securitisation books. We proactively tested contingency plans intended to respond to potential adverse scenarios.

In 2011, our European Credit and Rates business reported significantly lower trading revenue as turmoil in eurozone sovereign debt markets escalated, particularly in the second half of the year. Increased risk aversion and limited client activity, led to a significant widening of credit spreads on certain eurozone sovereign and corporate bonds, resulting in trading losses and an increase in days of negative revenue.

Trading and non-trading portfolios

(Audited)

The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange and commodity	VAR	VAR[5][4]
Interest rate	VAR	VAR[5][5]
Equity	VAR	Sensitivity
Credit spread	VAR	VAR[5][6]

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Value at risk of the trading and non-trading portfolios

Our Group VAR, both trading and non-trading, was as follows:

Value at risk

(Audited)

	2011	2010[57]
	US$m	US$m

At 31 December	367.0	371.6
Average	301.6	357.5
Minimum	231.5	205.3
Maximum	404.3	556.3

For footnote, see page 185.

Group total VAR was lower at the end of 2011 than at the end of 2010 despite an increase in volatility in the historical scenarios used in the VAR calculation. This was mainly driven by the reduction in sovereign, agency and bank eurozone exposures. Further details are given in ‘Exposures to countries in the eurozone’ on page 113.

We routinely validate the accuracy of our VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, we would expect to see losses in excess of VAR only 1% of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing. In 2011, there was one loss exception at a Group level. This is consistent with what is statistically expected from the model.

The major contributor to Group trading and non-trading VAR was GB&M. Our Group daily VAR, both trading and non-trading, was as follows:

Daily VAR (trading and non-trading) (US$m)
(Unaudited)

Daily revenue
(Unaudited)
	2011	2010
	US$m	US$m
Average daily revenue	42.4	49.3
Standard deviation[58]	35.1	37.8
Ranges of most frequent daily revenues	30 to 40	30 to 40

	days	days

– daily occurrences	42	41
Days of negative revenue	23	9

Daily distribution of Global Markets’ trading, Balance Sheet Management and other trading revenues[59] (Unaudited)
2011	2010
Number of days	Number of days

■ Profit and loss frequency	■ Profit and loss frequency

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Trading portfolios

(Audited)

VAR by risk type for trading intent activities60

(Audited)

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[6][1]	Total[62]
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011	18.6	49.4	7.4	75.2	(32.3)	118.3
At 31 December 2010	24.9	49.5	13.0	39.1	(45.6)	80.8
Average
2011	16.8	54.2	8.0	57.3	(34.4)	101.8
2010	27.2	51.6	9.2	62.0	(36.5)	113.4
Minimum
2011	7.6	30.1	2.5	34.7	–	62.2
2010	8.0	34.7	2.9	33.7	–	55.0
Maximum
2011	31.9	80.2	17.2	103.2	–	143.9
2010	62.9	88.9	21.6	102.5	–	212.2

For footnotes, see page 185.

The VAR for trading intent activity within Global Markets at 31 December 2011 was US$118.3m (2010: US$80.8m). The increase was mainly driven by the credit spread asset class, due to a rise in the volatilities in the historical scenarios used in the VAR calculation.

Credit spread risk

(Audited)

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within our corporate loan portfolio and so enhance capital efficiency. At 31 December 2011, the credit VAR on these transactions was US$6.6m (2010: US$12.3m). The mark-to-market of these transactions is reflected in the income statement.

Gap risk

During 2011 gap risk continued to be managed down. We did not incur any material gap loss in 2011.

Non-trading portfolios

(Audited)

Available-for-sale debt securities

At 31 December 2011, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VAR, was US$389m (2010: US$299m). This sensitivity is calculated before taking into account losses which would have been absorbed by the capital note holders. Excluding the gross exposure for SICs consolidated in our balance sheet this exposure reduced to US$325m (2010: US$264m). (Credit spread VAR for available-for-sale debt securities is included in the Group total VAR.)

At 31 December 2011, the capital note holders would absorb the first US$2.3bn (2010: US$2.2bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

Fair value of equity securities

(Audited)

	2011 US$bn	2010 US$bn

Private equity holdings[6][3]	3.0	2.8
Funds invested for short-term cash management	0.2	0.5
Investment to facilitate ongoing business[6][4]	1.1	1.0
Other strategic investments	2.9	3.7
	7.2	8.0

For footnotes, see page 185.

Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio. Regular reviews are performed to substantiate the valuation of the investments within the portfolio and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges.

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10% reduction in their value at 31 December 2011 would have reduced our equity by US$0.7bn (2010: US$0.8bn). For details of the impairment incurred on available-for-sale equity securities, see ‘Securitisation exposures and other structured products’ on page 149.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Structural foreign exchange exposures

(Unaudited)

Our policies and procedures for managing structural foreign exchange exposures are described on page 201.

For details of structural foreign exchange exposures see Note 36 on the Financial Statements.

Sensitivity of net interest income

(Unaudited)

The table below sets out the effect on our future net

interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2012. Assuming no management actions, a sequence of such rises would increase planned net interest income for 2012 by US$1,571m (2011: US$882m), while a sequence of such falls would decrease planned net interest income by US$1,909m (2011: US$1,525m). These figures incorporate the effect of any option features in the underlying exposures.

Sensitivity of projected net interest income65

(Unaudited)

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m

Change in 2012 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	209	62	263	232	729	76	1,571
–25 basis points at the beginning of each quarter	(465)	(59)	(443)	(166)	(708)	(68)	(1,909)

Change in 2011 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	164	72	191	245	292	(82)	882
–25 basis points at the beginning of each quarter	(550)	(68)	(280)	(143)	(546)	62	(1,525)

For footnote, see page 185.

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 188.

The main drivers of the year-on-year changes in the sensitivity of the Group’s net interest income to the change in rates shown in the table above were lower implied yield curves, the potential for wider margins in a rising interest rate scenario, and a reduction in the funding requirement of the HSBC Bank plc trading book. Net interest income and its associated sensitivity as reflected in the table above include the expense of internally funding trading assets, while related revenue is reported in ‘Net trading income’.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of our reported reserves to these movements and the maximum and minimum month-end figures during the year:

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Sensitivity of reported reserves to interest rate movements

(Unaudited)

	US$m		Maximum impact US$m		Minimum impact US$m
At 31 December 2011
+ 100 basis point parallel move in all yield curves	(5,594)		(6,178)		(5,594)
As a percentage of total shareholders’ equity	(3.5%	)	(3.9%	)	(3.5%	)

– 100 basis point parallel move in all yield curves	5,397		6,411		5,397
As a percentage of total shareholders’ equity	3.4%		4.0%		3.4%

At 31 December 2010
+ 100 basis point parallel move in all yield curves	(6,162)		(6,162)		(3,096)
As a percentage of total shareholders’ equity	(4.2%	)	(4.2%	)	(2.1%	)

– 100 basis point parallel move in all yield curves	6,174		6,174		3,108
As a percentage of total shareholders’ equity	4.2%		4.2%		2.1%

The sensitivities above are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the specified shifts in yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment under IFRSs of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

The year-on-year decrease in sensitivity of reserves is due to a decrease in government bonds held in Balance Sheet Management, which are accounted for on an available-for-sale basis.

Defined benefit pension schemes

(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

(Audited)

	2011 US$bn	2010 US$bn

Liabilities (present value)	35.0	32.6
	%	%
Assets:
Equities	15	20
Debt securities	73	66
Other (including property)	12	14
	100	100

For details of our defined benefit schemes, see Note 7 on the Financial Statements, and for pension risk management, see page 184.

Additional market risk measures applicable only to the parent company

(Audited)

The principal tools used in the management of market risk are VAR for foreign exchange rate risk, and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap re-pricing tables for interest rate risk.

Foreign exchange risk

Total foreign exchange VAR arising within HSBC Holdings in 2011 was as follows:

HSBC Holdings – foreign exchange VAR

(Audited)

	Foreign exchange
	2011 US$m	2010 US$m

At 31 December	47.7	40.4
Average	43.3	56.6
Minimum	38.2	40.2
Maximum	48.3	83.2

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Sensitivity of net interest income

(Audited)

HSBC Holdings monitors net interest income sensitivity over a 5-year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. The table below sets out the effect on HSBC Holdings’ future net interest income over a 5-year time horizon of incremental 25 basis point parallel falls or rises in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2012.

Assuming no management actions, a sequence of such rises would decrease planned net interest income for the next five years by US$269m (2011: increase of US$155m), while a sequence of such falls would increase planned net interest income by US$248m (2011: decrease of US$155m). These figures incorporate the effect of any option features in the underlying exposures.

Sensitivity of HSBC Holdings’ net interest income to interest rate movements65

(Audited)

	US dollar bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m
Change in projected net interest income as at 31 December arising from a shift in yield curves

2011
of + 25 basis points at the beginning of each quarter
0-1 year	(13)	11	4	2
2-3 years	(161)	33	33	(95)
4-5 years	(244)	21	47	(176)

of – 25 basis points at the beginning of each quarter
0-1 year	14	(11)	(4)	(1)
2-3 years	127	(27)	(27)	73
4-5 years	244	(21)	(47)	176

2010
of + 25 basis points at the beginning of each quarter
0-1 year	(6)	19	11	24
2-3 years	(56)	75	62	81
4-5 years	(79)	71	58	50

of – 25 basis points at the beginning of each quarter
0-1 year	6	(19)	(11)	(24)
2-3 years	56	(75)	(62)	(81)
4-5 years	79	(71)	(58)	(50)

For footnote, see page 185.

The interest rate sensitivities tabulated above are illustrative only and are based on simplified scenarios. The figures represent hypothetical movements in net interest income based on our projected yield curve scenarios, HSBC Holdings’ current interest rate risk profile and assumed changes to that profile during the next five years. The main driver of the change in the US dollar projected net interest income sensitivity was a change in the assumptions for projected capital funding. Changes to assumptions concerning the risk profile over the next five years can have a significant impact on the net interest income sensitivity for that period. However, the figures do not take into account the effect of actions that could be taken to mitigate this interest rate risk.

Interest rate repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Repricing gap analysis of HSBC Holdings

(Audited)

	Total US$m	Up to 1 year US$m	1–5 years US$m	5–10 years US$m	More than 10 years US$m	Non- interest bearing US$m
At 31 December 2011
Cash at bank and in hand:
– balances with HSBC undertakings	316	280	–	–	–	36
Derivatives	3,568	–	–	–	–	3,568
Loans and advances to HSBC undertakings	28,048	25,373	1,175	279	603	618
Financial investments	1,078	–	300	731	–	47
Investments in subsidiaries	90,621	232	875	–	–	89,514
Other assets	231	–	–	–	–	231

Total assets	123,862	25,885	2,350	1,010	603	94,014

Amounts owed to HSBC undertakings	(2,479)	(2,260)	–	–	–	(219)
Financial liabilities designated at fair values	(21,151)	(2,694)	(6,423)	(6,157)	(5,156)	(721)
Derivatives	(1,067)	–	–	–	–	(1,067)
Debt securities in issue	(2,613)	–	(1,617)	–	(1,006)	10
Other liabilities	(911)	–	–	–	–	(911)
Subordinated liabilities	(12,450)	(776)	(774)	(2,070)	(8,671)	(159)
Total equity	(82,183)	–	–	–	–	(82,183)
Other non-interest bearing liabilities	(1,008)	–	–	–	–	(1,008)

Total liabilities and equity	(123,862)	(5,730)	(8,814)	(8,227)	(14,833)	(86,258)

Off-balance sheet items attracting interest rate sensitivity	–	(17,945)	6,405	5,749	5,048	743

Net interest rate risk gap	–	2,210	(59)	(1,468)	(9,182)	8,499

Cumulative interest rate gap	–	2,210	2,151	683	(8,499)	–

At 31 December 2010
Cash at bank and in hand:
– balances with HSBC undertakings	459	339	–	–	–	120
Derivatives	2,327	–	–	–	–	2,327
Loans and advances to HSBC undertakings	21,238	19,351	–	290	605	992
Financial investments	2,025	–	300	900	731	94
Investments in subsidiaries	92,899	1,785	875	1,164	–	89,075
Other assets	393	–	–	–	–	393

Total assets	119,341	21,475	1,175	2,354	1,336	93,001

Amounts owed to HSBC undertakings	(2,932)	(2,266)	–	–	–	(666)
Financial liabilities designated at fair values	(16,288)	–	(7,184)	(4,740)	(3,509)	(855)
Derivatives	(827)	–	–	–	–	(827)
Debt securities in issue	(2,668)	–	(1,664)	–	(1,004)	–
Other liabilities	(1,232)	–	–	–	–	(1,232)
Subordinated liabilities	(13,313)	(750)	(1,579)	(2,140)	(8,680)	(164)
Total equity	(81,331)	–	–	(7,450)	–	(73,881)
Other non-interest bearing liabilities	(750)	–	–	–	–	(750)

Total liabilities and equity	(119,341)	(3,016)	(10,427)	(14,330)	(13,193)	(78,375)

Off-balance sheet items attracting interest rate sensitivity	–	(15,302)	7,221	4,403	3,409	269

Net interest rate risk gap	–	3,157	(2,031)	(7,573)	(8,448)	14,895

Cumulative interest rate gap	–	3,157	1,126	(6,447)	(14,895)	–

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Operational risk

(Unaudited)

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

HSBC has continued to enhance its operational risk management framework including the use of the risk and control assessment process that provides business areas and functions with a forward-looking view of operational risks and an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels.

There were no material changes to our policies and procedures for the management of operational risk in 2011.

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 188.

Operational risk in 2011

During 2011, our top and emerging risk analysis included a number of risks which were of an operational nature:

•

challenges to achieving our strategy in a downturn: businesses and geographical regions have prioritised strategy and annual operating plans to reflect current economic conditions. Performance against plan is monitored through a number of means including the use of balanced scorecards and by performance reporting at all relevant management committees;

•

internet crime and fraud: increased monitoring and additional controls including internet banking controls have been implemented to enhance our defences against external attack and to reduce the level of losses in these areas;

•	social media risk: compensating controls have been implemented by several Group companies to attempt to reduce our exposure to these risks, including:

–	an HSBC presence has been created in several of the larger social media networks in order to provide an official point of contact for HSBC customers and stakeholders; and

–	monitoring has been implemented in some entities to protect our brand identity and pro-active communication has been implemented in some geographies targeted at broadcasting to customers and media organisations;

•

level of change creating operational complexity: Risk functions are engaged with business management in business transformation initiatives to ensure robust internal controls are maintained, including through participation in all relevant management committees; and

•

information security: significant investment has already been made in enhancing controls including increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows. This area will continue to be a focus of ongoing initiatives to strengthen the control environment.

Other operational risks are also monitored and managed through use of the operational risk management framework including investments made to further improve the resilience of our payments infrastructure.

There were no material losses relating to fraud and security during the year.

Further information on the nature of these risks is provided in ‘Top and emerging risks’ on page 99.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Risk management of insurance operations

(Audited)

HSBC’s bancassurance model	171
Insurance risk in 2011	171
Balance sheet of insurance manufacturing subsidiaries	173
Financial risks	175
Present value of in-force long-term insurance business	181
Economic assumptions	182
Non-economic assumptions	182

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There were no material changes to our policies and practices for the management of insurance risk, including the risks relating to different life and non-life products in 2011.

A summary of our policies and practices regarding insurance risk, and the main contracts we manufacture, is provided in the Appendix to Risk on page 188.

HSBC’s bancassurance model

We operate a bancassurance model which provides insurance products for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, mainly utilising retail branches, the internet and phone centres. RBWM customers attract the majority of sales and comprise the majority of policyholders.

Many of these insurance products are manufactured by our subsidiaries. Where we have scale, this allows us to retain the risks, within our appetite, and associated rewards with writing insurance contracts as both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel are kept within the Group.

Where we do not have the risk appetite or operational scale to be effective, third parties are engaged to manufacture insurance products for sale through our banking network. We work with a limited number of market-leading partners to provide the products. These arrangements earn us a commission.

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

Insurance risk in 2011

The principal risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising any discretionary participation (or bonus) features (‘DPF’) within the policy.

This section provides disclosures on the management of financial risks specific to insurance operations, including credit risk, liquidity risk and market risk. The assets of the insurance manufacturing subsidiaries are included within the consolidated Group credit risk disclosures. The consolidated Group liquidity and market risk management disclosures exclude insurance operations as these risks are managed within the insurance entities using methodologies and processes appropriate to these insurance activities, but remain subject to oversight at Group level. Risk management disclosures specific to the insurance manufacturing subsidiaries are provided below.

The following tables analyse our insurance risk exposures by geographical region and by type of business.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Analysis of life insurance risk – liabilities to policyholders66

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2011
Life (non-linked)	1,163	21,460	1,227	982	2,094	26,926
Insurance contracts with DPF[67]	335	20,109	338	–	–	20,782
Credit life	219	–	58	34	–	311
Annuities	517	–	78	741	1,546	2,882
Term assurance and other long-term contracts	92	1,351	753	207	548	2,951
Life (linked)	2,508	3,393	476	–	4,833	11,210
Investment contracts with DPF[67,68]	21,477	–	11	–	–	21,488

Insurance liabilities to policyholders	25,148	24,853	1,714	982	6,927	59,624

At 31 December 2010
Life (non-linked)	1,679	17,989	789	1,004	2,122	23,583
Insurance contracts with DPF[67]	327	17,203	278	–	–	17,808
Credit life	565	–	72	36	2	675
Annuities	471	–	31	760	1,622	2,884
Term assurance and other long-term contracts	316	786	408	208	498	2,216
Life (linked)	2,274	3,235	485	–	4,502	10,496
Investment contracts with DPF[67,68]	22,052	–	22	–	–	22,074

Insurance liabilities to policyholders	26,005	21,224	1,296	1,004	6,624	56,153

For footnotes, see page 185.

Our most significant life insurance products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Analysis of non-life insurance risk – net written insurance premiums66,69

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m

2011
Accident and health	23	186	8	–	39	256
Motor	–	17	25	–	328	370
Fire and other damage	5	29	13	30	29	106
Liability	1	16	5	–	1	23
Credit (non-life)	6	–	–	48	1	55
Marine, aviation and transport	–	10	3	–	25	38
Other non-life insurance contracts	7	39	1	7	91	145

Total net written insurance premiums	42	297	55	85	514	993

Net insurance claims incurred and movement in liabilities to policyholders	56	(127)	(26)	(22)	(231)	(350)

2010
Accident and health	78	174	8	3	37	300
Motor	–	15	28	–	267	310
Fire and other damage	38	29	11	16	22	116
Liability	–	20	4	–	2	26
Credit (non-life)	25	–	–	53	2	80
Marine, aviation and transport	3	10	4	–	18	35
Other non-life insurance contracts	20	39	1	9	84	153

Total net written insurance premiums	164	287	56	81	432	1,020

Net insurance claims incurred and movement in liabilities to policyholders	(169)	(117)	(25)	(13)	(201)	(525)

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	Europe	Hong Kong	Rest of Asia- Pacific	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2009
Accident and health	94	160	7	3	23	287
Motor	123	14	20	–	234	391
Fire and other damage	72	22	8	16	22	140
Liability	–	15	4	–	2	21
Credit (non-life)	35	–	–	86	–	121
Marine, aviation and transport	7	9	4	–	17	37
Other non-life insurance contracts	24	32	1	12	58	127

Total net written insurance premiums	355	252	44	117	356	1,124
Net insurance claims incurred and movement in liabilities to policyholders	(748)	(107)	(17)	(96)	(155)	(1,123)

For footnotes, see page 185.

(Audited)

Our motor business is written predominantly in Argentina. The UK motor book continued to run off and the business was sold in September 2011.

Our accident and health and fire and other damage to property contracts are written in all regions but mainly in Hong Kong.

Credit non-life insurance, which was historically originated in conjunction with the provision of loans, is concentrated in the US.

Balance sheet of insurance manufacturing subsidiaries

(Audited)

A principal tool we use to manage our exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching.

The tables below show the composition of assets and liabilities by contract and by geographical region and demonstrate that there were sufficient assets to cover the liabilities to policyholders in each case at the end of 2011.

Balance sheet of insurance manufacturing subsidiaries by type of contract

(Audited)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annu- ities	Term assur- ance[70]	Non-life	With DPF[68]	Unit- linked	Other	Other assets[71]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2011
Financial assets	20,520	10,355	2,531	3,398	1,656	20,745	7,843	4,103	7,219	78,370
– trading assets	–	–	3	–	24	–	–	–	–	27
– financial assets designated at fair value	1,730	10,101	426	594	206	5,491	7,191	1,515	1,616	28,870
– derivatives	23	1	–	–	–	231	7	89	7	358
– financial investments	15,523	1	1,778	2,540	791	13,732	–	1,913	4,008	40,286
– other financial assets	3,244	252	324	264	635	1,291	645	586	1,588	8,829
Reinsurance assets	12	903	441	196	250	–	–	–	42	1,844
PVIF[72]	–	–	–	–	–	–	–	–	4,092	4,092
Other assets and investment properties	384	6	14	188	169	744	28	34	753	2,320

Total assets	20,916	11,264	2,986	3,782	2,075	21,489	7,871	4,137	12,106	86,626
Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	7,813	3,586	–	11,399
– carried at amortised cost	–	–	–	–	–	–	–	435	–	435
Liabilities under insurance contracts	20,782	11,210	2,882	3,262	1,635	21,488	–	–	–	61,259
Deferred tax	15	–	21	6	1	–	–	–	931	974
Other liabilities	–	–	–	–	–	–	–	–	1,930	1,930

Total liabilities	20,797	11,210	2,903	3,268	1,636	21,488	7,813	4,021	2,861	75,997
Total equity	–	–	–	–	–	–	–	–	10,629	10,629

Total equity and liabilities[73]	20,797	11,210	2,903	3,268	1,636	21,488	7,813	4,021	13,490	86,626

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Balance sheet of insurance manufacturing subsidiaries by type of contract (continued)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annu- ities	Term assur- ance[70]	Non-life	With DPF[68]	Unit- linked	Other	Other assets[71]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2010

Financial assets	17,665	9,763	2,615	2,671	2,231	21,511	8,338	3,927	7,157	75,878
– trading assets	–	–	–	–	11	–	–	–	–	11
– financial assets designated at fair value	1,206	9,499	413	523	180	5,961	7,624	1,486	1,452	28,344
– derivatives	53	–	1	6	–	229	7	1	4	301
– financial investments	14,068	–	1,847	1,661	692	14,465	–	1,804	4,495	39,032
– other financial assets	2,338	264	354	481	1,348	856	707	636	1,206	8,190

Reinsurance assets	10	760	400	263	432	–	–	–	79	1,944
PVIF[72]	–	–	–	–	–	–	–	–	3,440	3,440
Other assets and investment properties	189	6	21	398	213	565	14	56	712	2,174

Total assets	17,864	10,529	3,036	3,332	2,876	22,076	8,352	3,983	11,388	83,436

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,321	3,379	–	11,700
– carried at amortised cost	–	–	–	–	–	–	–	439	–	439
Liabilities under insurance contracts	17,808	10,496	2,884	2,891	2,456	22,074	–	–	–	58,609
Deferred tax	11	–	20	4	6	–	–	1	793	835
Other liabilities	–	–	–	–	–	–	–	–	2,075	2,075

Total liabilities	17,819	10,496	2,904	2,895	2,462	22,074	8,321	3,819	2,868	73,658
Total equity	–	–	–	–	–	–	–	–	9,778	9,778

Total equity and liabilities[73]	17,819	10,496	2,904	2,895	2,462	22,074	8,321	3,819	12,646	83,436

For footnotes, see page 185.

Balance sheet of insurance manufacturing subsidiaries by geographical region66

(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011

Financial assets	34,163	30,126	2,093	2,414	9,574	78,370
– trading assets	–	–	–	–	27	27
– financial assets designated at fair value	15,583	5,875	1,155	–	6,257	28,870
– derivatives	244	114	–	–	–	358
– financial investments	15,531	19,858	617	1,846	2,434	40,286
– other financial assets	2,805	4,279	321	568	856	8,829

Reinsurance assets	746	912	39	19	128	1,844
PVIF[72]	1,097	2,322	282	65	326	4,092
Other assets and investment properties	909	946	31	24	410	2,320

Total assets	36,915	34,306	2,445	2,522	10,438	86,626
Liabilities under investment contracts:
– designated at fair value	6,961	4,405	33	–	–	11,399
– carried at amortised cost	–	–	–	–	435	435
Liabilities under insurance contracts	25,795	25,160	1,802	1,079	7,423	61,259
Deferred tax	352	408	60	28	126	974
Other liabilities	1,200	269	69	13	379	1,930

Total liabilities	34,308	30,242	1,964	1,120	8,363	75,997
Total equity	2,607	4,064	481	1,402	2,075	10,629

Total equity and liabilities[73]	36,915	34,306	2,445	2,522	10,438	86,626

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m
At 31 December 2010
Financial assets	36,233	26,278	1,651	2,548	9,168	75,878
– trading assets	–	–	–	–	11	11
– financial assets designated at fair value	16,133	5,550	1,106	–	5,555	28,344
– derivatives	238	50	12	–	1	301
– financial investments	16,758	17,299	247	2,006	2,722	39,032
– other financial assets	3,104	3,379	286	542	879	8,190

Reinsurance assets	974	770	33	23	144	1,944
PVIF[72]	1,102	1,734	165	141	298	3,440
Other assets and investment properties	1,060	743	26	9	336	2,174

Total assets	39,369	29,525	1,875	2,721	9,946	83,436

Liabilities under investment contracts:
– designated at fair value	7,359	4,300	41	–	–	11,700
– carried at amortised cost	–	–	–	–	439	439
Liabilities under insurance contracts	27,475	21,515	1,381	1,169	7,069	58,609
Deferred tax	375	298	39	–	123	835
Other liabilities	1,354	289	58	12	362	2,075

Total liabilities	36,563	26,402	1,519	1,181	7,993	73,658

Total equity	2,806	3,123	356	1,540	1,953	9,778

Total equity and liabilities[73]	39,369	29,525	1,875	2,721	9,946	83,436
For footnotes, see page 185.

Financial risks

(Audited)

The following table analyses the assets held in our insurance manufacturing subsidiaries at 31 December 2011 by type of contract, and provides a view of the exposure to financial risk. For linked contracts, which pay benefits to policyholders which are determined by reference to the value of the investments supporting the policies, we typically designate assets at fair value; for non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

Financial assets held by insurance manufacturing subsidiaries

(Audited)

	Life linked contracts[74] US$m	Life non-linked contracts[75] US$m	Non-life insurance[76] US$m	Other assets[71] US$m	Total US$m
At 31 December 2011
Trading assets
Debt securities	–	3	–	–	3
Equity securities	–	–	24	–	24

Financial assets designated at fair value	17,292	9,756	206	1,616	28,870
Treasury bills	4	107	–	–	111
Debt securities	6,823	3,198	206	795	11,022
Equity securities	10,465	6,451	–	821	17,737

Financial investments
Held-to-maturity: debt securities	–	17,506	175	1,300	18,981

Available-for-sale:	1	17,980	616	2,708	21,305
– Treasury bills	–	–	–	–	–
– other eligible bills	–	–	–	50	50
– debt securities	–	17,963	599	2,520	21,082
– equity securities	1	17	17	138	173

Derivatives	8	343	–	7	358
Other financial assets[77]	897	5,709	635	1,588	8,829

Total financial assets[73]	18,198	51,297	1,656	7,219	78,370

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Financial assets held by insurance manufacturing subsidiaries (continued)

	Life linked contracts[74] US$m	Life non-linked contracts[75] US$m	Non-life insurance[76] US$m	Other assets[71] US$m	Total US$m
At 31 December 2010
Trading assets
Debt securities	–	–	11	–	11
Equity securities	–	–	–	–	–

Financial assets designated at fair value	17,123	9,589	180	1,452	28,344
Treasury bills	10	119	–	10	139
Debt securities	6,660	3,281	180	847	10,968
Equity securities	10,453	6,189	–	595	17,237

Financial investments
Held-to-maturity: debt securities	–	16,015	152	908	17,075

Available-for-sale:	–	17,830	540	3,587	21,957
– Treasury bills	–	10	–	31	41
– other eligible bills	–	36	140	217	393
– debt securities	–	17,776	391	3,210	21,377
– equity securities	–	8	9	129	146

Derivatives	7	290	–	4	301
Other financial assets[77]	971	4,665	1,348	1,206	8,190

Total financial assets[73]	18,101	48,389	2,231	7,157	75,878

For footnotes, see page 185.

Approximately 65.2% of financial assets were invested in debt securities at 31 December 2011 (2010: 65.1%) with 22.9% (2010: 22.9%) invested in equity securities.

In life linked insurance, premium income less charges levied is invested in a portfolio of assets. We manage the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. These assets represented 23.2% (2010: 23.9%) of the total financial assets of our insurance manufacturing subsidiaries at the end of 2011.

Market risk

(Audited)

Market risk arises when mismatches occur between product liabilities and the investment assets which back them. For example, mismatches between asset and liability yields and maturities give rise to interest rate risk.

Long-term insurance or investment products may incorporate benefits that are guaranteed. Where mismatches exist as a result of current yields falling below guaranteed levels for a prolonged period the risk that shareholder capital is required to meet liabilities to policyholders may increase. The table below shows, in respect of each category of guarantee, the total liabilities to policyholders established for guaranteed products manufactured by our insurance subsidiaries. The table also shows the range of investment returns (net of operating costs) on the assets supporting these products and the implied investment returns that would enable the business to meet the guarantees.

Liabilities to policyholders78

(Audited)

	2011			2010
	Amount of reserve US$m	Investment returns implied by guarantee[73] %	Current yields %	Amount of reserve US$m	Investment returns implied by guarantee[73] %	Current yields %

Annuities in payment	1,414	0.0 –9.6	4.2 –25.2	1,491	0.0 –8.5	1.5 –16.2
Deferred annuities	175	0.0 –6.0	3.2 –22.7	642	0.0 – 6.0	2.1 –16.8
Immediate annuities	538	6.0 –12.0	5.3 – 5.4	532	6.0 –12.0	5.5 – 5.5
Annual return	20,465	0.0 –2.5	0.0 – 6.9	17,525	0.0 – 2.5	0.0 – 5.0
Annual return	3,849	2.5 –4.5	3.3 –10.0	2,455	2.5 – 4.5	1.8 – 5.9
Annual return	163	4.5 –6.0	6.4 – 6.5	841	4.5 – 6.0	6.1 – 8.5
Capital	17,400	–	2.3 – 7.8	15,445	–	2.0 – 4.0

For footnotes, see page 185.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The following table illustrates the effects of various interest rate, equity price, foreign exchange rate and credit spread scenarios on our profit for the year and total equity of our insurance manufacturing subsidiaries.

Where appropriate, we include the impact of the stress on the PVIF in the results of the sensitivity tests. The relationship between the values of certain assets and liabilities and the risk factors may be non-linear and, therefore, the results disclosed cannot be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in market rates, and for any factors such as policyholder behaviour that may change in response to changes in market risk.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to risk factors

(Audited)

	2011		2010
	Effect on profit for the year US$m	Effect on total equity US$m	Effect on profit for the year US$m	Effect on total equity US$m

+ 100 basis points parallel shift in yield curves	108	(178)	72	(132)
– 100 basis points parallel shift in yield curves	(115)	191	(86)	131
10% increase in equity prices	106	106	76	76
10% decrease in equity prices	(164)	(164)	(76)	(76)
10% increase in US dollar exchange rate compared to all currencies	31	31	21	21
10% decrease in US dollar exchange rate compared to all currencies	(31)	(31)	(21)	(21)
Sensitivity to credit spread increases	(30)	(75)	(31)	(74)

Credit risk

(Audited)

Our exposure to credit risk products is included in the tables showing exposures to life and non-life insurance risk on pages 172 and 173.

Credit risk can give rise to losses through default and can lead to volatility in our income statement and balance sheet figures through movements in credit spreads, principally on the US$44.4bn (2010: US$43.3bn) non-linked bond portfolio.

As tabulated above, the sensitivity of the net profit after tax of our insurance subsidiaries to the effects of increases in credit spreads is similar to 2010. The balance and related movement are small because about 80% of the debt securities held by our insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no effect on the profit after tax. We calculate the sensitivity using simplified assumptions based on a one-day movement in credit spreads over a two-year period. A confidence level of 99%, consistent with our Group VAR, is applied. Credit spreads have generally widened from the levels observed at the end of 2010; however, the expected increase this would generally cause has been offset by a refinement made to the calculation to better reflect how the risk is shared with the policyholder. Consequently, the sensitivity reported is consistent with that seen in 2010.

Credit quality

(Audited)

The following table presents an analysis of treasury bills, other eligible bills and debt securities within our insurance business by measures of credit quality. The five credit quality classifications are defined in the Appendix to Risk on page 188. Only assets supporting liabilities under non-linked insurance and investment contracts and shareholders’ funds are included in the table as financial risk on assets supporting linked liabilities is predominantly borne by the policyholder. 86.6% (2010: 90.5%) of the assets included in the table are invested in investments rated as strong.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries

(Audited)

	Neither past due nor impaired
	Strong US$m	Good US$m	Satisfactory US$m	Sub-standard US$m	Total US$m
At 31 December 2011

Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	1	–	2	–	3

Financial assets designated at fair value	2,851	168	349	143	3,511
– treasury and other eligible bills	107	–	–	–	107
– debt securities	2,744	168	349	143	3,404

Financial investments	32,062	2,716	1,269	196	36,243
– treasury and other similar bills	–	–	–	–	–
– other eligible bills	–	–	–	–	–
– debt securities	32,062	2,716	1,269	196	36,243

	34,914	2,884	1,620	339	39,757
Supporting shareholders’ funds[79]
Financial assets designated at fair value	341	348	61	45	795
– treasury and other eligible bills	–	–	–	–	–
– debt securities	341	348	61	45	795

Financial investments	3,198	560	83	29	3,870
– treasury and other similar bills	–	–	–	–	–
– other eligible bills	50	–	–	–	50
– debt securities	3,148	560	83	29	3,820

	3,539	908	144	74	4,665
Total[73]
Trading assets – debt securities	1	–	2	–	3

Financial assets designated at fair value	3,192	516	410	188	4,306
– treasury and other eligible bills	107	–	–	–	107
– debt securities	3,085	516	410	188	4,199

Financial investments	35,260	3,276	1,352	225	40,113
– treasury and other similar bills	–	–	–	–	–
– other eligible bills	50	–	–	–	50
– debt securities	35,210	3,276	1,352	225	40,063

	38,453	3,792	1,764	413	44,422

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	Neither past due nor impaired
	Strong US$m	Good US$m	Satisfactory US$m	Sub-standard US$m	Total US$m
At 31 December 2010
Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	9	–	2	–	11
Financial assets designated at fair value	3,126	88	330	36	3,580
– treasury and other eligible bills	118	–	1	–	119
– debt securities	3,008	88	329	36	3,461
Financial investments	32,164	1,948	250	158	34,520
– treasury and other similar bills	–	–	10	–	10
– other eligible bills	176	–	–	–	176
– debt securities	31,988	1,948	240	158	34,334

	35,299	2,036	582	194	38,111
Supporting shareholders’ funds[79]
Financial assets designated at fair value	492	286	75	4	857
– treasury and other eligible bills	10	–	–	–	10
– debt securities	482	286	75	4	847
Financial investments	3,443	740	101	82	4,366
– treasury and other similar bills	–	–	31	–	31
– other eligible bills	217	–	–	–	217
– debt securities	3,226	740	70	82	4,118

	3,935	1,026	176	86	5,223
Total[73]
Trading assets – debt securities	9	–	2	–	11
Financial assets designated at fair value	3,618	374	405	40	4,437
– treasury and other eligible bills	128	–	1	–	129
– debt securities	3,490	374	404	40	4,308
Financial investments	35,607	2,688	351	240	38,886
– treasury and other similar bills	–	–	41	–	41
– other eligible bills	393	–	–	–	393
– debt securities	35,214	2,688	310	240	38,452

	39,234	3,062	758	280	43,334

For footnotes, see page 185.

Credit risk also arises when part of the insurance risk we incur is assumed by reinsurers. The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by credit quality, is shown below. Our exposure to third parties under the reinsurance agreements described in the Appendix to Risk on page 188 is included in this table.

Reinsurers’ share of liabilities under insurance contracts

(Audited)

	Neither past due nor impaired				Past due but not impaired US$m
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m		Total US$m
At 31 December 2011
Linked insurance contracts	45	858	–	–	–	903
Non-linked insurance contracts	782	10	104	3	–	899

Total[73]	827	868	104	3	–	1,802

Reinsurance debtors	18	2	9	1	12	42

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Reinsurers’ share of liabilities under insurance contracts (continued)

	Neither past due nor impaired				Past due
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired US$m	Total US$m
At 31 December 2010
Linked insurance contracts	44	716	–	–	–	760
Non-linked insurance contracts	997	11	76	12	9	1,105

Total[73]	1,041	727	76	12	9	1,865

Reinsurance debtors	30	8	30	1	10	79

For footnote, see page 185.

Liquidity risk

(Audited)

The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2011. A significant proportion of our non-life insurance business is viewed as short-term, with the settlement of liabilities expected to occur within one year of the period of risk. There is a greater spread of expected maturities for the life business where, in a large proportion of cases, the liquidity risk is borne in conjunction with policyholders (wholly owned by the policyholder in the case of unit-linked business).

The profile of the expected maturity of the insurance contracts as at 31 December 2011 remained comparable with 2010.

Expected maturity of insurance contract liabilities

(Audited)

	Expected cash flows (undiscounted)
	Within 1 year US$m	1-5 years US$m	5-15 years US$m	Over 15 years US$m	Total US$m
At 31 December 2011
Non-life insurance	742	704	176	13	1,635
Life insurance (non-linked)	2,006	12,243	21,332	25,990	61,571
Life insurance (linked)	920	3,262	9,070	15,546	28,798

Total[73]	3,668	16,209	30,578	41,549	92,004

At 31 December 2010
Non-life insurance	1,140	1,157	83	76	2,456
Life insurance (non-linked)	2,463	11,178	18,839	21,093	53,573
Life insurance (linked)	485	2,557	6,366	10,724	20,132

Total[73]	4,088	14,892	25,288	31,893	76,161

For footnote, see page 185.

Remaining contractual maturity of investment contract liabilities

(Audited)

	Liabilities under investment contracts by insurance manufacturing subsidiaries
	Linked investment contracts US$m	Other investment contracts US$m	Investment contracts with DPF US$m	Total US$m
At 31 December 2011
Remaining contractual maturity:[73]
– due within 1 year	191	438	8	637
– due between 1 and 5 years	595	–	3	598
– due between 5 and 10 years	548	–	–	548
– due after 10 years	2,063	–	–	2,063
– undated[80]	4,416	3,583	21,477	29,476

	7,813	4,021	21,488	33,322

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

	Liabilities under investment contracts by insurance manufacturing subsidiaries
	Linked investment contracts	Other investment contracts	Investment contracts with DPF	Total
	US$m	US$m	US$m	US$m
At 31 December 2010
Remaining contractual maturity:[73]
– due within 1 year	391	446	11	848
– due between 1 and 5 years	940	–	11	951
– due between 5 and 10 years	1,182	–	–	1,182
– due after 10 years	2,133	–	–	2,133
– undated[80]	3,675	3,372	22,052	29,099

	8,321	3,818	22,074	34,213

For footnotes, see page 185.

Present value of in-force long-term insurance business

(Audited)

Our life insurance business is accounted for using the embedded value approach which, inter alia, provides a comprehensive risk and valuation framework. The PVIF asset at 31 December 2011 was US$4.1bn (2010: US$3.4bn), representing the present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at that date.

The PVIF calculation projects expected cash flows, adjusted for a variety of assumptions made by each insurance operation to reflect local market conditions and management’s judgement of future trends. The main assumptions made relate to economic and non-economic assumptions and policyholder behaviour. By definition, assumptions are subject to risk and uncertainty and can result in volatility in the results of the insurance business.

The key drivers of the movement in the value of the PVIF asset are the expected cash flows from new business adjusted for anticipated maturities and assumptions relating to policyholder behaviour (‘Value of new business written during the year’), the unwind of the discount rate less the reversal of expected cash flows for the period (‘Expected return’), changes in non-economic operating assumptions such as mortality or lapse rates (‘Change in operating assumptions’), impacts arising from changes in projected future cash flows associated with operating assumption experience variances compared to those assumed at the start of the period (‘Experience variances’), changes related to future investment returns (‘Changes in investment assumptions’) and the impact of actual investment experience on future cash flows compared to those assumed at the start of the period (‘Investment return variances’).

During 2011 the calculation of the PVIF asset was refined to allow greater comparability and consistency across the Group’s insurance operations. This was achieved by incorporating explicit margins and allowances for certain risks and uncertainties, where implicit adjustments to the risk discount rate have been made in the past.

The valuation now includes explicit risk margins for non-economic risks in the projection assumptions and explicit allowances for financial options and guarantees using stochastic methods. Risk discount rates are now set on an active basis with reference to market risk free yields and have been reduced as a result of removing the implicit adjustments, as shown in the key assumptions table below. It should be noted that these refinements will introduce greater volatility within reported results in the future which is reflected in higher sensitivity impacts, including sensitivities to lapse, mortality and/or morbidity.

A one-off gain of US$243m is included in ‘Other adjustments’ in the table below which represents the impact of these refinements on the in-force book.

The following table shows the movements recorded during the year in respect of total equity and PVIF of insurance operations.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Movements in total equity and PVIF of insurance operations

(Audited)

	2011		2010
	PVIF	Total equity	PVIF	Total equity
	US$m	US$m	US$m	US$m

At 1 January	3,440	9,778	2,780	8,580

Value of new business written during the year[81]	943		737
Movements arising from in-force business:
– expected return	(428)		(85)
– experience variances[82]	1		20
– changes in operating assumptions	(222)		58
Investment return variances	(103)		19
Changes in investment assumptions	294		(38)
Other adjustments	241		(6)

Change in PVIF of long-term insurance business	726	726	705	705

Return on net assets	–	1,057	–	858
Capital transactions	–	(500)	–	(149)
Disposals of subsidiaries/portfolios	–	(96)	–	–
Exchange differences and other	(74)	(336)	(45)	(216)

At 31 December	4,092	10,629	3,440	9,778

For footnotes, see page 185.

Key assumptions used in the computation of PVIF for main life insurance operations

	2011			2010
	UK	Hong Kong	France	UK	Hong Kong	France
	%	%	%	%	%	%

Risk free rate	2.24	1.47	2.77	3.46	3.10	3.15
Risk discount rate	2.74	8.00	5.95	7.00	11.00	8.00
Expense inflation	3.45	3.00	2.00	3.76	3.00	2.00

Economic assumptions

(Audited)

The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumption, risk-free rates, across all insurance manufacturing subsidiaries.

Due to certain characteristics of the contracts, the relationships may be non-linear and the results of the sensitivity testing should not be extrapolated to higher levels of stress. In calculating the scenario for 2010, the shift in the risk-free rate resulted in changes to investment returns and bonus rates. During 2011, the scenario was updated and the shift in risk-free rate also now includes changes to the risk discount rate as a consequence of the refinements to PVIF methodology as described above, which in turn results in a reduction to the overall stress impact. The sensitivities shown are before actions that could be taken by management to mitigate effects and before resultant changes in policyholder behaviour.

Sensitivity of PVIF to changes in economic assumptions

(Audited)

	PVIF at 31 December
	2011	2010
	US$m	US$m

+ 100 basis point shift in risk-free rate	128	231
– 100 basis point shift in risk-free rate	(91)	(190)

Non-economic assumptions

(Audited)

We determine the policyholder liabilities for non-life manufacturers by reference to non-economic assumptions including claims costs and expense rates.

Policyholder liabilities and PVIF for life manufacturers are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for 2011 and total equity at 31 December 2011 to reasonably possible changes in these non-economic assumptions at that date across all our insurance manufacturing subsidiaries, with comparatives for 2010.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The cost of claims is a risk associated with non-life insurance business. An increase in claims costs would have a negative effect on profit. Our main exposures to this scenario are in Hong Kong, Latin America and Bermuda. Sensitivities have decreased since 2010 due to the non-renewal and transfer to third parties of certain contracts in our Irish business as well as the disposal of the motor business in the UK during 2011.

Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written. Our largest exposures to mortality and morbidity risk exist in France, Hong Kong and the US.

Sensitivity to lapse rates depends on the type of contracts being written. For insurance contracts, claims are funded by premiums received and income earned on the investment portfolio supporting the liabilities. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future premium income on the lapsed policies. France, Hong Kong and the UK are where we are most sensitive to a change in lapse rates.

Expense rate risk is the exposure to a change in expense rates. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative impact on our profits.

Sensitivity analysis

(Audited)

	Effect on profit for the year to 31 December			Effect on total equity at 31 December
	Life	Non-life	Total	Life	Non-life	Total
	US$m	US$m	US$m	US$m	US$m	US$m

2011
20% increase in claims costs	–	(135)	(135)	–	(135)	(135)
20% decrease in claims costs	–	135	135	–	135	135
10% increase in mortality and/or morbidity rates	(100)	–	(100)	(100)	–	(100)
10% decrease in mortality and/or morbidity rates	110	–	110	110	–	110
50% increase in lapse rates	(349)	–	(349)	(349)	–	(349)
50% decrease in lapse rates	609	–	609	609	–	609
10% increase in expense rates	(89)	(12)	(101)	(89)	(12)	(101)
10% decrease in expense rates	89	12	101	89	12	101

2010
20% increase in claims costs	–	(211)	(211)	–	(211)	(211)
20% decrease in claims costs	–	211	211	–	211	211
10% increase in mortality and/or morbidity rates	(55)	–	(55)	(55)	–	(55)
10% decrease in mortality and/or morbidity rates	66	–	66	66	–	66
50% increase in lapse rates	(203)	–	(203)	(203)	–	(203)
50% decrease in lapse rates	363	–	363	363	–	363
10% increase in expense rates	(63)	(11)	(74)	(63)	(11)	(74)
10% decrease in expense rates	63	11	74	63	11	74

Other material risks

Reputational risk

(Unaudited)

The safeguarding of our reputation is paramount. It is the responsibility of all members of staff who are supported by a global risk management structure underpinned by relevant policies and practices, readily available guidance, and regular training.

As discussed in the Group Chief Executive’s Statement, we are placing a fresh emphasis on values at HSBC, so that our employees are empowered to do the right thing and to act with courageous integrity. In 2011, we made HSBC Values more explicit to ensure we meet the expectations of society, customers, regulators and investors. Those values are that we are dependable; open to different ideas and cultures; and connected to customers, communities, regulators and investors.

The Group acknowledges that it has not always got this right in the past and that its conduct in relation to the NHFA Limited, leading to the imposition of a financial penalty, fell below the standards we set for ourselves and required by regulation. We recognise that our reputation was damaged by this incident and we have committed

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

to a robust process of review of past sales which, in appropriate cases, will lead to full and proper customer compensation. We will take responsibility for all NHFA Limited customers, including those from before HSBC bought the company, which is beyond the requirements of the terms agreed with the FSA.

In addition, we have reviewed sales procedures applicable to potentially vulnerable categories of customers on a global basis and will apply a consistent approach to such services to a global minimum and a robust standard, which fully respects the letter and spirit of all relevant regulatory requirements.

We continue to work to resolve previously-disclosed regulatory issues in the US relating to anti-money laundering (‘AML’) and compliance controls and foreclosure procedures in full co-operation with our relevant regulators. We are committed to maintaining robust AML and compliance controls in all our businesses.

Pension risk

(Unaudited)

We operate a number of pension plans throughout the world. Some are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme (‘the principal plan’).

There were no material changes to our policies and procedures for the management of pension risk in 2011.

During 2011, the net liability under the Group’s defined benefit pension plans reduced from US$2.9bn to US$0.2bn. This was principally due to growth in the value of the principal plan’s assets outstripping the comparable growth in liabilities.

The principal plan holds a diversified portfolio of investments to meet future cash flow liabilities arising from accrued benefits as they fall due to be paid. The trustee of the principal plan is required to produce a written Statement of Investment Principles which governs decision-making about how investments are made.

In 2006, HSBC and the trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk. The target asset allocations for this strategy at that time, at the last year-end and as revised in 2011, demonstrating the ongoing evolution of the strategy, are shown below. The strategy is to hold the majority of assets in bonds, with the remainder in a more diverse range of investments, and includes a commitment to undertake a programme of swap arrangements (see Note 45 on the Financial Statements) by which the principal plan makes LIBOR-related interest payments in exchange for the receipt of cash flows which are based on projected future benefit payments to be made from the principal plan.

The DBS principal plan – asset allocation

	2011	2010	2006
	%	%	%

Equities	15.5	15.5	15.0
Bonds	60.5	56.5	50.0
Alternative assets[83]	9.5	10.5	10.0
Property	9.0	9.0	10.0
Cash	5.5	8.5	15.0

	100.0	100.0	100.0

For footnote, see page 185.

Sustainability risk

(Unaudited)

Assessing the environmental and social impacts of providing finance to our customers is integral to our overall risk management processes.

There were no material changes to our policies and procedures for the management of sustainability risk in 2011.

A summary of our current policies and practices regarding reputational risk, pension risk and sustainability risk is provided in the Appendix to Risk on page 188.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Footnotes to Risk

Credit risk

1	Includes loan impairment charges relating to assets reclassified as held for sale.
2	2010 comparative data have not been separately presented as the amounts are insignificant.
3	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$171bn (2010: US$220bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
4	Residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3.3bn at 31 December 2011 (2010: US$3.5bn). Where disclosed, earlier comparatives were 2009: US$3.5bn; 2008: US$3.9bn; 2007: US$3.9bn.
5	Other personal loans and advances include second lien mortgages and other property-related lending.
6	These categories were formerly combined under a single heading, ‘Commercial, industrial and international trade’.
7	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
8	During 2011 the Group adopted a more stringent treatment for the presentation of impaired loans for geographical regions with significant levels of forbearance. As a result loans and advances have been classified as impaired that under the previous disclosure convention would otherwise have been classified as neither past due nor impaired or past due but not impaired. The comparative balances for 2010 were restated to comply with the revised segmentation, restatement of comparatives prior to 2010 is impracticable (see page 133, ‘Impaired loans disclosure’ for further details).
9	The impairment allowances on loans and advances to banks in 2011 relate to the geographical regions, Europe and North America.
10	The impairment allowances on loans and advances to banks in 2010 relate to geographical regions, Europe, Middle East and North Africa, and North America.
11	Our available-for-sale holdings in sovereign and agency debt of Italy and Spain include debt held to support insurance contracts which provide discretionary profit participation to policyholders. For such contracts, unrealised movements in liabilities are recognised in other comprehensive income, following the treatment of the unrealised movements on related available-for-sale assets. To the extent that the movements are matched, no movement in the available-for-sale reserve is recognised. For those available-for-sale debt instruments described above that are not held to support insurance contracts which provide discretionary profit participation to policyholders, the available-for-sale reserves at 31 December 2011 were insignificant.
12	Derivative assets net of collateral and derivative liabilities for which a legally enforceable right of offset exists.
13	Includes residential mortgages of HSBC Bank USA and HSBC Finance.
14	Comprising Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
15	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
16	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘Initial Foreclosed Property Carrying Amount’). The average loss on sale of foreclosed properties is calculated as cash proceeds less the Initial Foreclosed Properties Carrying Amount divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property. The comparative data are restated (previously divided by the Initial Foreclosed Property Carrying Amount).
17	The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 16 and the cumulative write-downs recognised on the loans up to the time we took title to the property. This calculation of the average total loss on foreclosed properties uses the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property.
18	Percentages are expressed as a function of the relevant loans and receivables balance.
19	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
20	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
21	Loans and advances to customers includes asset-backed securities that have been externally rated as strong (2011: US$3.5bn; 2010: US$4.1bn), good (2011: US$476m; 2010: US$627m), satisfactory (2011: US$428m; 2010: US$452m), sub-standard (2011: US$556m; 2010: US$669m) and impaired (2011: US$229m; 2010: US$29m).
22	Included in this category are loans of US$2.9bn (2010: US$3.7bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
23	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10, retail loans 90 days or more past due, unless individually they have been assessed as not impaired (see page 128, ‘Past due but not impaired gross financial instruments’) and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 133).
24	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
25	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.
26	Included within ‘Exchange and other movements’ is US$1.6bn of impairment allowances reclassified to held for sale.
27	Net of repo transactions, settlement accounts and stock borrowings.
28	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
29	Includes movement in impairment allowances against banks.
30	See table below ‘Net loan impairment charge to the income statement by geographical region’.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

31	Collectively assessed impairment allowances are allocated to geographical segments based on the location of the office booking the allowances or provisions. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.
32	The table presents the carrying amount of collateral and other credit enhancements obtained which are held at the reporting date. In previous years we presented the amount of collateral and other credit enhancements obtained during the year. This resulted from a change to the disclosure requirements under IFRSs.
33	Carrying amount of the net principal exposure.
34	Total includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation (‘Freddie Mac’) and The Federal National Mortgage Association (‘Fannie Mae’).
35	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
36	Impairment charges allocated to capital note holders represent impairments where losses would be borne by external third-party investors in the structures.
37	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
38	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.
39	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
40	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit valuation adjustment.
41	Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
42	Funded exposures represent the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit. Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

Liquidity and funding

43	As a result of the significant level of disposal groups held for sale at 31 December 2011, the financial liabilities of the disposal groups held for sale has been separately shown in the table. For further details of the disposal groups held for sale refer to Note 27.
44	The most favourable metrics are a smaller advances to core funding ratio and a larger stressed one month coverage ratio.
45	Figures provided for HSBC Bank plc and The Hongkong and Shanghai Banking Corporation incorporate all overseas branches. Subsidiaries of these entities are not included unless there is unrestricted transferability of liquidity between them and the parent.
46	Part of the improvement in the advances to core funding ratio and stressed one month coverage ratio for HSBC Bank USA is due to a change in its inherent liquidity risk categorisation during 2011. The change in categorisation was due to an improvement in the overall liquidity risk in US banking sector and the strong liquidity profile of HSBC Bank USA. If this change had not been made, the advances to core funding ratio for 2011 would have been as follows: year end, 96.8%; maximum, 99.7%; minimum, 86.4%; average, 93.5%. The stressed one month coverage ratio would have been as follows: year end, 105.4%; maximum, 116.3%; minimum, 98.5%; average, 108.2%. For further details of our inherent liquidity risk categorisation refer to the Appendix on page 188.
47	This comprises our other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which we may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.
48	Unused committed sources of secured funding for which eligible assets were held.
49	Client-originated asset exposures relate to consolidated multi-seller conduits, primarily Regency and Bryant Park. These vehicles provide funding to our customers by issuing debt secured by a diversified pool of customer-originated assets. The 2010 comparative for HSBC Bank plc has been restated to include a US$0.6bn committed facility provided to Bryant Park. In 2011 a committed line of US$3.3bn was provided to Bryant Park by HSBC Bank plc which has been reflected in these figures. The reduction in contingent risk exposure in HSBC Bank USA in 2011 is primarily due to the transfer of the majority of the committed lines provided for Bryant Park LLC to HSBC Bank plc.
50	HSBC-managed asset exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 403). These vehicles issue debt secured by ABSs which are managed by HSBC. HSBC has a total contingent liquidity risk of US$22.1bn (2010: US$25.6bn) of which Solitaire represents US$9.3bn already funded on-balance sheet as at 31 December 2011 (2010: US$8.1bn) leaving a net contingent exposure of US$12.8bn (2010: US$17.5bn). As at 31 December 2011, US$6.2bn (2010: US$8.4bn) of the net contingent liability is on the Commercial Paper issued by Mazarin and entirely held by HSBC.
51	Other conduit exposures relate to third-party sponsored conduits (see page 405).
52	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.
53	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

54	The structural foreign exchange risk is monitored using sensitivity analysis (see page 166). The reporting of commodity risk is consolidated with foreign exchange risk and is not applicable to non-trading portfolios.
55	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 168.
56	Credit spread sensitivity is reported separately for insurance operations (see page 177).
57	2010 VAR comparatives have been adjusted to include credit spread risk to allow for a like for like comparison. In the Annual Report and Accounts 2010, we reported the following measures for Group VAR for 2010: at 31 December US$267m, average US$200m, minimum US$140m, and maximum US$286m.
58	The standard deviation measures the variation of daily revenues about the mean value of those revenues.
59	Revenues within the daily distribution graph include all revenues booked in Global Markets (gross of brokerage fees), Balance Sheet Management, and the trading element of revenues booked in the GPB and RBWM businesses. The effect of any month-end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.
60	Trading intent portfolios include positions arising from market-making and position taking.
61	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VAR by individual risk type and the combined total VAR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

62	The total VAR is non-additive across risk types due to diversification effects.
63	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
64	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
65	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together.

Risk management of insurance operations

66	HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa.
67	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
68	Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
69	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.
70	Term assurance includes credit life insurance.
71	Other assets comprise shareholder assets and assets and liabilities classified as ‘held for sale’.
72	Present value of in-force long-term insurance contracts and investment contracts with DPF.
73	Does not include associated insurance companies, Ping An, SABB Takaful Company and Bao Viet, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
74	Comprise life linked insurance contracts and linked long-term investment contracts.
75	Comprise life non-linked insurance contracts and non-linked long-term investment contracts.
76	Comprises non-life insurance contracts.
77	Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
78	The table excludes contracts where the risk is 100% reinsured.
79	Shareholders’ funds comprise solvency and unencumbered assets.
80	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown.
81	Value of net new business during the year is the present value of the projected stream of profits from the business.
82	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year to the extent this impacts profits on future business.

Pension risk

83	In 2010 and 2011, alternative assets included ABSs, MBSs and infrastructure assets. In 2006, alternative assets included loans and infrastructure assets.

Risk elements in the loan portfolio

84	In addition to the numbers presented there were US$1.5bn of impaired loans; no unimpaired loans contractually past due 90 days or more as to principal or interest; and US$0.1bn of troubled debt restructurings (not included in the classifications above), all relating to assets held for sale at 31 December 2011.
85	Ratio excludes trading loans classified as in default.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Appendix to Risk Risk policies and practices

This appendix describes the significant policies and practices employed by HSBC in managing our credit risk, liquidity and funding, market risk, insurance risk, operational risk, reputational risk, pension risk and sustainability risk.

Managing risk

(Unaudited)

HSBC’s approach to risk is encapsulated within our risk appetite framework. The risk appetite statement is approved by the Board, which is advised by the Group Risk Committee. For further details of the activities of the Group Risk Committee see page 233.

The framework is maintained at Group, regional and global business levels, operating through governance bodies, processes and metrics designed to assist in risk management. Risk appetite statements define, at various levels of the business, the qualitative and quantitative expressions of the risks which we are prepared to embrace in alignment with our strategy and business plans. Quantitative metrics are assigned to five key categories: earnings, capital and liquidity, impairments and expected losses, risk category and diversification and scenario stress testing. Measurement against the metrics serves to:

•	guide underlying business activity, ensuring it is aligned to risk appetite statements;

•	determine risk-adjusted remuneration;

•	enable the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	promptly identify business decisions needed to mitigate risk.

Risk governance

(Unaudited)

Our strong risk governance reflects the importance placed by the Board on shaping the Group’s risk strategy and managing risks effectively. It is supported by a clear policy framework of risk ownership, by the cascading from the GMB of balanced scorecards that align business and risk objectives, and by the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities. This personal accountability, reinforced by the governance structure, experience and mandatory learning, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

During the year we implemented a new operating model for the Global Risk function. The new model has further embedded Compliance within Global Risk, established specific Chief Risk Officer risk roles for RBWM and CMB in alignment with other global businesses and broadens the responsibility of Global Security and Fraud Risk. The new model is designed to enable the end-to-end management of risk in a consistent manner.

Scenario stress testing

(Unaudited)

We conduct a range of Group stress testing scenarios including, but not limited to, severe global economic downturn, country, sector and counterparty failures and a variety of projected major operational risk events. The outcomes of the stress scenarios are used to assess the potential impact on demand for regulatory capital against its supply. We also participate, where appropriate, in scenario analyses requested by regulatory bodies.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Credit risk

Credit risk management

(Audited)

The role of an independent credit control unit is fulfilled by Group Risk which is part of the Global Risk function. Credit approval authorities are delegated by the Board to certain executive officers of HSBC Holdings plc. Similar credit approval authorities are delegated by the boards of subsidiary companies to executive officers of the relevant subsidiaries. In each major subsidiary, a Chief Risk Officer reports to the local Chief Executive Officer on credit-related issues, while maintaining a direct functional reporting line to the Group Chief Risk Officer in Global Risk. Details of the roles and responsibilities of the credit risk management function and the policies and procedures for managing credit risk are set out below.

The principal objectives of our credit risk management are:

•	to maintain across HSBC a strong culture of responsible lending and a robust risk policy and control framework;

•	to both partner and challenge our businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and

•	to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.

The high-level oversight and management of credit risk provided globally by the Credit Risk function in Global Risk

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

•

to set Group policy on large credit exposures, ensuring that concentrations of exposure by counterparty, sector or geography do not become excessive in relation to our capital base, and remain within internal and regulatory limits;

•	to control our cross-border exposures (see page 190);

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

Our risk rating system facilitates the internal ratings-based (‘IRB’) approach under Basel II adopted by the Group to support calculation of our minimum credit regulatory capital requirement. For further details, see ‘Credit quality of financial instruments’ on page 191.

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

Impairment assessment

(Audited)

It is our policy that each operating company in HSBC creates allowances for impaired loans promptly and consistently.

For details of our impairment policies on loans and advances and financial investments, see Notes 2g and 2j on the Financial Statements on pages 297 and 301, respectively.

Write-off of loans and advances

For details of our policy on the write-off of loans and advances, see Note 2g on the Financial Statements on page 297.

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

Concentration of exposure

(Audited)

Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. We use a number of controls and measures to minimise undue concentration of exposure in our portfolios across industry, country and global businesses. These include portfolio and counterparty limits, approval and review controls, and stress testing.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Credit quality of financial instruments

(Audited)

The five credit quality classifications defined below each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.

There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality classification

(Unaudited)

	Debt securities and other bills	Wholesale lending and derivatives		Retail lending
	External credit rating	Internal credit rating	Probability of default %	Internal credit rating[1]	Expected loss %
Quality classification
Strong	A– and above	CRR1 to CRR2	0 – 0.169	EL1 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B+ and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000– 19.999
Sub-standard	B and below	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Impaired	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted[2]

1	We observe the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 128, ‘Past due but not impaired gross financial instruments’).
2	The EL percentage is derived through a combination of PD and LGD, and may exceed 100% in circumstances where the LGD is above 100% reflecting the cost of recoveries.

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

•   ‘Impaired’: exposures have been assessed as impaired. Wholesale exposures where the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse by the bank to the actions such as realising security if held, or the customer is past due more than 90 days on any material credit obligation. Retail loans and advances greater than 90 days past due. Renegotiated loans that have met the requirements to be disclosed as impaired and have not yet met the criteria to be returned to the unimpaired portfolio (see page 192).

The customer risk rating (‘CRR’) 10-grade scale above summarises a more granular underlying 23-grade scale of obligor probability of default (‘PD’). All distinct HSBC customers are rated using the 10 or 23-grade scale, depending on the degree of sophistication of the Basel II approach adopted for the exposure.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Renegotiated loans and forbearance

(Audited)

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. They include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, and other forms of loan modifications and re-ageing.

Our policies and practices are based on criteria which enable local management to judge whether repayment is likely to continue. These typically provide a customer with terms and conditions that are more favourable than those provided initially. Loan forbearance is only granted in situations where the customer has showed a willingness to repay the borrowing and is expected to be able to meet the revised obligations.

For retail lending our credit risk management policy sets out restrictions on the number and frequency of renegotiations, the minimum period an account must have been opened before any renegotiation can be considered and the number of qualifying payments that must be received. The application of this policy varies according to the nature of the market, the product and the management of customer relationships through the occurrence of exceptional events.

Credit quality classification of renegotiated loans

(Audited)

Under IFRSs, an entity is required to assess whether there is objective evidence that financial assets are impaired at the end of each reporting period. A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. When we grant a concession to a customer that we would not otherwise consider, as a result of their financial difficulty, this is objective evidence of impairment and impairment losses are measured accordingly.

A renegotiated loan is presented as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider, and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment.

The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment. For loans that are assessed for impairment on a collective basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case by case basis.

For retail lending the minimum period of payment performance required depends on the nature of loans in the portfolio, but is typically not less than six months. Where portfolios have more significant levels of forbearance activity, such as that undertaken by HSBC Finance, the minimum repayment performance period required may be substantially more (see further detail on HSBC Finance on page 131). Payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio. These performance periods are in addition to the receipt of a minimum of two payments within a 60 day period which must be received for the customer to initially qualify for the renegotiation (in the case of HSBC Finance, in certain circumstances, for example where debt has been restructured in bankruptcy proceedings, fewer or no qualifying payments may be required). The qualifying payments are required in order to demonstrate that the renegotiated terms are sustainable for the borrower. For corporate and commercial loans, which are individually assessed for impairment and where non-monthly payments are more commonly agreed, the history of payment performance will depend on the underlying structure of payments agreed as part of the restructure.

Renegotiated loans are classified as unimpaired where the renegotiation has resulted from significant concern about a borrower’s ability to meet their contractual payment terms but the renegotiated terms are based on current market rates and contractual cash flows are expected to be collected in full following the renegotiation. Unimpaired renegotiated loans also include previously impaired renegotiated loans that have demonstrated satisfactory performance over a period of time or have been assessed based on all available evidence as having no remaining indicators of impairment.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Loans that have been identified as renegotiated retain this designation until maturity or derecognition. When a loan is restructured as part of a forbearance strategy and the restructuring results in derecognition of the existing loan, such as in some debt consolidations, the new loan is disclosed as renegotiated. Interest is recorded on renegotiated loans on the basis of new contractual terms following renegotiation.

Renegotiated loans and recognition of impairment allowances

(Audited)

For retail lending, renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment to reflect the higher rates of losses often encountered in these segments. When empirical evidence indicates an increased propensity to default and higher losses on such accounts, such as for re-aged loans in the US, the use of roll-rate methodology ensures these factors are taken into account when calculating impairment allowances by applying roll rates specifically calculated on the pool of loans subject to forbearance. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, a basic formulaic approach based on historical loss rate experience is used. As a result of our roll-rate methodology, we recognise collective impairment allowances on homogeneous groups of loans, including renegotiated loans, where there is historical evidence that there is a likelihood that loans in these groups will progress through the various stages of delinquency, and ultimately prove irrecoverable as a result of events occurring before the balance sheet date. This treatment applies irrespective of whether or not those loans are presented as impaired in accordance with our impaired loans disclosure convention. When we consider that there are additional risk factors inherent in the portfolios that may not be fully reflected in the statistical roll rates or historical experience, these risk factors are taken into account by adjusting the impairment allowances derived solely from statistical or historical experience. For further details and examples of the risk factor adjustments see ‘Critical accounting policies’ on page 38.

In the corporate and commercial sectors, renegotiated loans are typically assessed individually. Credit risk ratings are intrinsic to the impairment assessment. A distressed restructuring is classified as an impaired loan. The individual impairment assessment takes into account the higher risk of the non-payment of future cash flows inherent in renegotiated loans.

Corporate and commercial forbearance

(Unaudited)

In the corporate and commercial sectors, forbearance activity is undertaken selectively where it has been identified that repayment difficulties against the original terms already have, or are very likely to, materialise. These cases are treated as impaired loans where:

a)	the customer is experiencing, or is very likely to experience, difficulty in meeting a payment obligation to the bank (i.e. due to current credit distress); and

b)	the bank is offering to the customer revised payment arrangements which constitute a concession (i.e. it is offering terms it would not normally be prepared to offer).

These cases are described as distressed restructurings. The agreement of a restructuring which meets the criteria above requires all loans, advances and counterparty exposures to the customer to be treated as impaired. Against the background of this requirement, as a customer approaches the point that it becomes clear that a restructuring of this kind may be necessary, the exposures will typically be regarded as sub-standard to reflect the deteriorating credit risk profile, and will be graded as impaired when the restructure is proposed for approval.

For the purposes of determining whether changes to a customer’s agreement should be treated as a distressed restructuring the following types of modification are regarded as concessionary:

a)	transfers from the customer to the bank of receivables from third parties, real estate, or other assets to satisfy fully or partially a debt;

b)	issuance or other granting of an equity interest to the bank to satisfy fully or partially a debt unless the equity interest is granted pursuant to existing terms for converting the debt into an equity interest; and

c)	modification of terms of a debt, such as one or a combination of any of the following:

–	reduction (absolute or contingent) of the stated interest rate for the remaining original life of the debt;

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

–	extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;

–	reduction (absolute or contingent) of the face amount or maturity amount of the debt; and

–	reduction (absolute or contingent) of accrued interest.

Modifications of loans and advances which do not affect payment arrangements, such as restructuring of collateral or security arrangements, or waiver of rights under covenants within documentation, are not regarded as sufficient to indicate impairment. By themselves, such changes do not necessarily indicate credit distress affecting payment capacity. Typically, covenants are in place to give the bank rights of repricing or acceleration but they are frequently set at levels where payment capacity has yet to be affected. They provide rights of action at earlier stages of credit deterioration.

In assessing whether payment-related forbearance is a satisfactory and sustainable strategy, the customer’s entire exposure and facilities will be reviewed and their ability to meet the terms of both the revised obligation and other credit facilities not amended in the renegotiation, is assessed. Should this assessment identify that a renegotiation will not deal with a customer’s payment capacity issues satisfactorily, other special management options may be applied. This process may identify the need to provide assistance to a customer specifically to restructure their business operations and activities so as to restore satisfactory payment capacity.

Modifications may be made on a temporary basis when time is needed for the customer to make arrangements for payment, when deterioration in payment capacity is expected to be acute but short lived, or when more time is needed to accommodate discussions regarding a more permanent accommodation with other bankers, for example in syndicated facilities where multilateral negotiation commonly features.

If a restructuring proceeds and the customer demonstrates satisfactory performance over a period of time, the case may be returned to a non-impaired grade (CRR1-8) provided no other indicators of impairment remain. Such a case cannot be returned to a non-impaired grade when a specific impairment reserve remains against any of the customer’s credit facilities. The period of performance will vary depending on the frequency of payments to be made by the customer under the amended agreement, and the extent to which the customer’s financial position is considered to have improved.

Nature of HSBC’s securitisation and other structured exposures

(Audited)

Mortgage-backed securities (‘MBS’s) are securities that represent interests in groups of mortgages and provide investors with the right to receive cash from future mortgage payments (interest and/or principal). An MBS which references mortgages with different risk profiles, is classified according to the highest risk class.

Collateralised debt obligations (‘CDO’s) are securities backed by a pool of bonds, loans or other assets such as asset-backed securities (‘ABS’s). CDOs may include exposure to sub-prime or Alt-A mortgage assets where these are part of the underlying assets or reference assets. As there is often uncertainty surrounding the precise nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets are classified as sub-prime. Our holdings of ABSs and CDOs and direct lending positions, and the categories of mortgage collateral and lending activity, are described overleaf.

Our exposure to non-residential mortgage-related ABSs and direct lending includes securities with collateral relating to:

•	commercial property mortgages;

•	leveraged finance loans;

•	student loans; and

•	other assets, such as securities with other receivable-related collateral.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Categories of ABSs and CDOs	Definition	Classification
Sub-prime

Loans to customers who have limited credit histories, modest incomes or high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions.

For US mortgages, a FICO score of 620 or less has primarily been used to determine whether a loan is sub-prime; for non-US mortgages, management judgement is used.
US Home Equity Lines of Credit (‘HELoC’s)	A form of revolving credit facility provided to customers, which is supported in the majority of circumstances by a second lien or lower ranking charge over residential property.	Holdings of HELoCs are classified as sub-prime.
US Alt-A	Lower risk loans than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria.

US credit scores and the completeness of documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non sub-prime mortgages in the US are classified as Alt-A if they are not eligible for sale to the major US Government mortgage agencies or sponsored entities.

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

Impairment methodologies

(Audited)

For available-for-sale ABSs, to identify objective evidence of impairment, an industry standard valuation model is normally applied which uses data with reference to the underlying asset pools and models their projected future cash flows. The estimated future cash flows of the securities are assessed at the specific financial asset level to determine whether any of them are unlikely to be recovered as a result of loss events occurring on or before the reporting date.

The principal assumptions and inputs to the models are typically the delinquency status of the underlying loans, the probability of delinquent loans progressing to default, the prepayment profiles of the underlying assets and the loss severity in the event of default. However, the models utilise other variables relevant to specific classes of collateral to forecast future defaults and recovery rates. Management uses externally available data and applies judgement when determining the appropriate assumptions in respect of these factors. We use a modelling approach which incorporates historically observed progression rates to default, to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Liquidity and funding

(Audited)

The management of liquidity and funding is primarily undertaken locally in our operating entities in compliance with policies and limits set by the Risk Management Meeting. These limits vary according to the depth and the liquidity of the markets in which the entities operate. Our general policy is that each banking entity should manage its liquidity and funding risk on a standalone basis.

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

We employ a number of measures to monitor liquidity risk. We also manage our intra-day liquidity positions so that we are able to meet payment and settlement obligations on a timely basis. Payment flows in real time gross settlement systems, expected peak payment flows and large time-critical payments are monitored during the day and the intra-day collateral position is managed so that there is liquidity available to meet payments.

Policies and procedures

(Audited)

It is our policy that each banking entity should manage its liquidity and funding risk on a standalone basis. Exceptions are permitted for certain short-term treasury requirements and start-up operations or for branches which do not have access to local deposit markets. These entities are funded from our largest banking operations and within clearly defined internal and regulatory guidelines and limits. The limits place formal restrictions on the transfer of resources between our entities and reflect the broad range of currencies, markets and time zones within which we operate.

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

We also access professional markets in order to obtain funding for non-banking subsidiaries that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local money markets. In aggregate, our banking entities are liquidity providers to the interbank market, placing significantly more funds with other banks than they borrow. The main operating subsidiary that does not accept deposits is HSBC Finance, which is funded principally by taking term funding in the professional markets.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The management of liquidity risk

(Audited)

We use a number of principal measures to manage liquidity risk, as described below.

Inherent liquidity risk categorisation

We categorise our operating entities into one of three categories to reflect our assessment of their inherent liquidity risk, considering political, economic and regulatory factors within the operating entities’ host country, and also factors specific to the entity itself, such as the local footprint, market share, balance sheet strength and control framework. This assessment is used to determine the severity of the liquidity stress that we expect our operating entities to be able to withstand, as expressed in our principal liquidity risk metrics, being the stressed one month coverage ratio and the advances to core funding ratio.

Core deposits

Our internal framework is based on our categorisation of customer deposits into core and non-core based on our expectation of the behaviour of these deposits during a liquidity stress. This characterisation takes into account the inherent liquidity risk categorisation of the entity originating the deposit, the nature of the customer and the size and pricing of the deposit. Deposits deemed to be core are considered to be a long-term source of funding and are assumed to not be withdrawn in the liquidity stress we use for our principal liquidity risk metrics.

Advances to core funding ratio

We emphasise the importance of core customer deposits as a source of funds to finance lending to customers, and discourage reliance on short-term professional funding. This is achieved by placing limits on banking entities which restrict their ability to increase loans and advances to customers without corresponding growth in core customer deposits or long-term debt funding; this measure is referred to as the ‘advances to core funding’ ratio.

Advances to core funding ratio limits are set by the Risk Management Meeting for the major Group banking entities and monitored by Group Finance. Limits for other Group banking entities are set by the relevant regional ALCO meeting. The ratio describes current loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year. Loans and advances to customers which are part of reverse repurchase arrangements, and where we receive securities which are deemed to be liquid, are excluded from the advances to core funding ratio.

Stressed one month coverage ratio

The stressed one month coverage ratios are derived from projected cash flow scenario analyses, and express the stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Group sites are required to target a ratio of 100% or greater.

Projected cash flow scenario analysis

We use a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises in which the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and the ability to access interbank funding and term debt markets and to generate funds from asset portfolios are restricted. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions under each scenario is regularly reviewed. In addition to our standard projected cash flow scenarios, individual entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.

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

Liquidity behaviouralisation

Liquidity behaviouralisation will be applied to reflect our conservative assessment of the expected period for which we are confident that we will have access to our liabilities, even under a severe liquidity stress scenario, and the

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

expected period for which we must conservatively assume that we will need to fund our assets. Behaviouralisation is applied when the contractual terms do not reflect the expected behaviour. Liquidity behaviouralisation is reviewed, approved by the ALCO in compliance with policies set by the Risk Management Meeting. A conservative approach to liquidity risk management will often mean an asymmetric approach to assets and liabilities, being an assumed shorter life for liabilities and a longer term funding requirement for assets.

Contingent liquidity risk

(Audited)

In the normal course of business, we provide customers with committed facilities, including committed backstop lines to conduit vehicles we sponsor and standby facilities to corporate customers. These facilities increase our funding requirements when customers choose to raise drawdown levels above their normal utilisation rates. The liquidity risk consequences of increased levels of drawdown are analysed in the form of projected cash flows under different stress scenarios. The Risk Management Meeting also sets limits for non-cancellable contingent funding commitments for the major Group banking entities after due consideration of each entity’s ability to fund them. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.

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

Market risk

Monitoring and limiting market risk exposures

(Audited)

The management of market risk is principally undertaken in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a primary factor in determining the level of limits set. Group Risk, an independent unit within Group Head Office, is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

Each operating entity is required to assess the market risks arising on each product in its business and to transfer them to either its local Global Markets unit for management, or to separate books managed under the supervision of the local ALCO. Our aim is to ensure that all market risks are consolidated within operations that have the necessary skills, tools, management and governance to manage them professionally. In certain cases where the market risks cannot be fully transferred, we use simulation modelling to identify the impact of varying scenarios on valuations and net interest income.

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

•

the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Stress testing

(Audited)

In recognition of the limitations of VAR, we augment it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

The process is governed by the Stress Testing Review Group forum which, in conjunction with regional risk managers, determines the scenarios to be applied at portfolio and consolidated levels, as follows:

•	sensitivity scenarios consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;

•	technical scenarios consider the largest move in each risk factor without consideration of any underlying market correlation;

•	hypothetical scenarios consider potential macro economic events, for example, a global flu pandemic; and

•	historical scenarios incorporate historical observations of market movements during previous periods of stress which would not be captured within VAR.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Stress testing results provide senior management with an assessment of the financial effect such events would have on our profit.

Trading portfolios

(Audited)

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

Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR.

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is reflected in the income statement.

Gap risk

Even for transactions that are structured to render the risk to HSBC negligible under a wide range of market conditions or events, there exists a remote possibility that a gap event could lead to loss. A gap event could arise from a significant change in market price with no accompanying trading opportunity, with the result that the threshold is breached beyond which the risk profile changes from no risk to full exposure to the underlying structure. Such movements may occur, for example, when, in reaction to an adverse event or unexpected news announcement, the market for a specific investment becomes illiquid, making hedging impossible.

Given their characteristics, these transactions make little or no contribution to VAR or to traditional market risk sensitivity measures. We capture their risks within our stress testing scenarios and monitor gap risk on an ongoing basis. We regularly consider the probability of gap loss, and fair value adjustments are booked against this risk.

ABS/MBS exposures

The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VAR limits as described on page 199, and are included within the stress testing scenarios described above.

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

Our control of market risk in the non-trading portfolios is based on transferring the risks to the books managed by Global Markets or the local ALCO. The net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Structural foreign exchange exposures

(Unaudited)

Structural foreign exchange exposures represent net investments in subsidiaries, branches and associates, the functional currencies of which are currencies other than the US dollar. An entity’s functional currency is that of the primary economic environment in which the entity operates.

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

Sensitivity of net interest income

(Unaudited)

A principal part of our management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). We aim, through our management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

For simulation modelling, entities use a combination of scenarios relevant to their local businesses and markets and standard scenarios which are required throughout HSBC. The latter are consolidated to illustrate the combined pro forma effect on our consolidated portfolio valuations and net interest income.

Projected net interest income sensitivity figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would probably be taken by Global Markets or in the business units to mitigate the effect of interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections also assume that interest rates of all maturities move by the same amount (although rates are not assumed to become negative in the falling rates scenario) and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. In addition, the projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions, including that all positions run to maturity.

Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. Our exposure to the effect of movements in interest rates on our net interest income arises in two main areas: core deposit franchises and Balance Sheet Management.

•

core deposit franchises are exposed to changes in the cost of deposits raised and spreads on wholesale funds. The net interest income benefit of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is asymmetrical in a very low interest rate environment, however, as there is limited room to lower deposit pricing in the event of interest rate reductions; and

•

residual interest rate risk is managed within Balance Sheet Management under our policy of transferring interest rate risk to it to be managed within defined limits and with flexibility as to the instruments used.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The sensitivity analysis reflects the fact that our deposit taking businesses generally benefit from rising rates which are partially offset by increased funding costs in Balance Sheet Management given our simplifying assumption of unchanged Balance Sheet Management positioning. The benefit to deposit taking businesses of rising rates is also offset by the increased funding cost of trading assets, which is recorded in ‘Net interest income’ and therefore captured in the sensitivity analysis, whereas the income from such assets is recorded in ‘Net trading income’.

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

The main market risks to which HSBC Holdings is exposed are interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets and financial liabilities including debt capital issued. The objective of HSBC Holdings’ market risk management strategy is to reduce exposure to these risks and minimise volatility in economic income, cash flows and distributable reserves. Market risk for HSBC Holdings is monitored by HSBC Holdings ALCO.

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

For further details, see the Capital and Risk Management Pillar 3 Disclosures as at 31 December 2011, page 43.

Legal risk

(Unaudited)

Each operating company is required to have processes and procedures in place to manage legal risk that conform to Group standards.

Legal risk falls within the definition of operational risk and includes:

•	contractual risk, which is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective;

•	dispute risk, which is made up of the risks that an HSBC company is subject to when it is involved in or managing a potential or actual dispute;

•	legislative risk, which is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates; and

•	non-contractual rights risk, which is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.

We have a global legal function to assist management in controlling legal risk. The function provides legal advice and support. The Group Legal department oversees the global legal function and is headed by a Group General Counsel. There are legal departments in 58 of the countries in which we operate. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific headed by Regional General Counsels as well as General Counsel responsible for each of the global businesses.

Compliance risk

(Unaudited)

Compliance risk falls within the definition of operational risk. All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. These rules, regulations, other standards and Group policies include those relating to anti-money laundering, anti-bribery and corruption, counter terrorist financing and sanctions compliance.

The Group Compliance function supports line management in ensuring that there are adequate policies and procedures, and is responsible for maintaining adequate resources to mitigate compliance risk. The Group Compliance department oversees the global compliance function and is headed by the Head of Group Compliance who reports to the Group Chief Risk Officer. There are compliance teams in all of the countries where we operate and in all global business lines. These compliance teams are principally overseen by Regional Compliance Officers located in Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific and each business line is supported by a Global Business Compliance Officer.

Group Compliance policies and procedures require the prompt identification and escalation to Group Compliance of all actual or suspected breaches of any law, rule, regulation, Group policy or other relevant requirement. These escalation procedures are supplemented by a requirement for the submission of compliance certificates at the half-year and year-end by all Group companies detailing any known breaches as above. The contents of these escalation and certification processes are used for reporting to the Risk Management Meeting, the Group Risk Committee and the Board and disclosure in the Annual Report and Accounts and Interim Report, if appropriate.

Global security and fraud risk

(Unaudited)

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and geopolitical risk and business intelligence is fully integrated within the central Group Risk function. This enables management to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which we operate.

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

Nature and extent of risks

(Audited)

The majority of the risks in our insurance business derive from manufacturing activities and can be categorised as insurance risk and financial risks. The following sections describe how these risks are managed. Financial risks include market risk, credit risk and liquidity risk. The assets of insurance manufacturing subsidiaries are included within the consolidated risk disclosures on pages 98 to 187, although separate disclosures in respect of insurance manufacturing subsidiaries are provided in the ‘Risk management of insurance operations’ section. The consolidated liquidity risk and market risk disclosures focus on banking entities and exclude insurance operations. Disclosures specific to the insurance manufacturing subsidiaries are provided in the ‘Risk management of insurance operations’ section on pages 171 to 183. Operational risk is covered by the Group’s overall operational risk management process.

Insurance manufacturers set their own control procedures in addition to complying with guidelines issued by the Group Insurance Head Office. The control framework for monitoring risk includes the Group Insurance Risk Committee, which oversees the status of the significant risk categories in the insurance operations. Five sub-committees of this Committee focus on products and pricing, market and liquidity risk, credit risk, operational risk and insurance risk, respectively. Similar risk committees exist at regional or entity levels. The Group Insurance Risk Committee monitors the risk profile of the insurance operations against a risk appetite for insurance business agreed by the GMB. Any issues requiring escalation from the Group Insurance Risk Committee would be reported to the GMB via the Risk Management Meeting.

In addition, local ALCOs and Risk Management Committees monitor certain risk exposures, mainly for life business where the duration and cash flow matching of insurance assets and liabilities are reviewed.

All insurance products, whether manufactured internally or by a third party, are subjected to a product approval process. Approval is provided by the Regional Insurance Head Office or Group Insurance Head Office depending on the type of product and its risk profile. The approval process is formalised through the Product and Pricing Committee, which comprises the heads of the relevant risk functions within insurance.

Insurance risk

(Audited)

Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). The principal risk we face in manufacturing insurance contracts is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income.

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

As well as exercising underwriting controls, we use reinsurance as a means of mitigating exposure to insurance risk, in particular to aggregations of catastrophe risk. When we manage our exposure to insurance risk through the use of third-party reinsurers, the associated revenue and manufacturing profit is ceded to them. Although reinsurance provides a means of managing insurance risk, such contracts expose us to credit risk, the risk of default by the reinsurer.

The principal drivers of our insurance risk are described below. The liabilities for long-term contracts are set by reference to a range of assumptions around these drivers. These typically reflect the issuers’ own experiences. The type and quantum of insurance risk arising from life insurance depends on the type of business, and varies considerably.

•

mortality and morbidity: the main contracts which generate exposure to these risks are term assurance, whole life products, critical illness and income protection contracts and annuities. The risks are monitored on a regular basis, and are primarily mitigated by underwriting controls and reinsurance and by retaining the ability in certain cases to amend premiums in the light of experience;

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

Economic assumptions, such as investment returns and interest rates, are usually based on observable market data. Clearly, liabilities are affected by changes in assumptions (see ‘Sensitivity of HSBC’s insurance subsidiaries to risk factors’ on page 177 and ‘Sensitivity analysis’ on page 183).

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

Description of market risk

The main features of products manufactured by our insurance manufacturing subsidiaries which generate market risk, and the market risk to which these features expose the subsidiaries, are discussed below.

Interest rate risk arises to the extent that yields on the assets are lower than the investment returns implied by the guarantees payable to policyholders by insurance manufacturing subsidiaries. When the asset yields are below guaranteed yields, products may be discontinued. A list of the different types of guarantees within our insurance contracts is outlined below.

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

For unit-linked contracts, market risk is substantially borne by the policyholder, but market risk exposure typically remains as the market value of the linked assets influences the fees we earn for managing them.

Asset and liability matching

It is not always possible to achieve a complete matching of asset and liability durations, partly because there is uncertainty over policyholder behaviour, which introduces uncertainty over the receipt of all future premiums and the timing of claims, and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

How market risk is managed

All our insurance manufacturing subsidiaries have market risk mandates which specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk which they may retain. They manage market risk by using some or all of the techniques listed below, depending on the nature of the contracts they write.

Techniques for managing market risk

•	for products with DPF, adjusting bonus rates to manage the liabilities to policyholders. The effect is that a significant portion of the market risk is borne by the policyholder;

•	as far as possible, matching assets to liability cash flows;

•	using derivatives, to a limited extent, to protect against adverse market movements or better match liability cash flows;

•	for new products with investment guarantees, considering the cost when determining the level of premiums or the price structure;

•	periodically reviewing products identified as higher risk, which contain investment guarantees and embedded optionality features linked to savings and investment products;

•	including features designed to mitigate market risk in new products, such as charging surrender penalties to recoup losses incurred when policyholders surrender their policies;

•	exiting, to the extent possible, investment portfolios whose risk is considered unacceptable; and

•	repricing of premiums charged to policyholders.

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

Credit risk

(Audited)

Description of credit risk

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

How credit risk is managed

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

We use a number of tools to manage and monitor credit risk. These include an Early Warning Report and a watch list of investments with current credit concerns which are circulated fortnightly to senior management in Group Insurance Head Office and the Regional Chief Risk Officers to identify investments which may be at risk of future impairment.

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

Every quarter, our insurance manufacturing subsidiaries are required to complete and submit liquidity risk reports to Group Insurance Head Office for collation and review by the Group Insurance Market and Liquidity Risk Meeting. Liquidity risk is assessed in these reports by measuring changes in expected cumulative net cash flows under a

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

series of stress scenarios designed to determine the effect of reducing expected available liquidity and accelerating cash outflows. This is achieved, for example, by assuming new business or renewals are lower, and surrenders or lapses are greater, than expected.

Reputational risk

(Unaudited)

We regularly review our policies and procedures for safeguarding against reputational and operational risks. This is an evolutionary process which takes account of relevant developments, industry guidance and best practice.

We have always aspired to the highest standards of conduct and, as a matter of routine, take account of reputational risks to our business. Reputational risks can arise from a wide variety of causes. As a banking group, our good reputation depends not only upon the way in which we conduct our business, but also by the way in which clients, to whom we provide financial services, conduct themselves. The training of Directors on appointment includes reputational matters.

Group functions with responsibility for activities that attract reputational risk are represented at the Group Reputational Risk Policy Committee (‘GRRPC’), which is chaired by the Group Chairman. The primary role of the GRRPC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting and the GMB for policy or procedural changes to mitigate such risk. Reputational Risk Committees have been established in each of the Group’s geographical regions. These committees are required to ensure that reputational risks are considered at a regional as well as Group level. Minutes from the regional committees are tabled at GRRPC.

Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including environmental, social and governance (‘ESG’) matters, are considered and assessed by the Board, the GMB, the Risk Management Meeting, subsidiary company boards, Board committees and senior management during the formulation of policy and the establishment of our standards. These policies, which form an integral part of the internal control system (see page 240), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover ESG issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, counter-terrorist financing, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between Group departments and businesses is required to ensure a strong adherence to our risk management system and our sustainability practices.

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

The level of these contributions has a direct impact on HSBC’s cash flow and would normally be set to ensure that there are sufficient funds to meet the cost of the accruing benefits for the future service of active members. However, higher contributions will be required when plan assets are considered insufficient to cover the existing pension liabilities. Contribution rates are typically revised annually or triennially, depending on the plan. The agreed contributions to the principal plan are revised triennially.

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

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Capital

Capital overview	211
Movement in risk-weighted assets in 2011	211
Movement in tier 1 capital in 2011	212
Future developments	212
Appendix to Capital	215

Our objective in the management of Group capital is to maintain efficient levels of well diversified and varied forms of capital to support our business strategy and meet our regulatory requirements.

Capital management

(Unaudited)

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. It is our objective to maintain a strong capital base to support the development of our business and to meet regulatory capital requirements at all times. To achieve this, our policy is to hold capital in a range of different forms and from diverse sources.

Capital measurement and allocation

(Unaudited)

The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. We calculate capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision as implemented by the FSA.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 215.

Capital overview

In 2011, there were no material changes to our capital policies except to reflect the introduction of the Capital Requirement Directive (‘CRD’) III regulations in the EU, commonly known as Basel 2.5, which increased the capital requirements for market risk and re-securitisations, with effect from 31 December 2011.

Capital ratios

(Unaudited)

	2011	2010
	%	%
Core tier 1 ratio	10.1	10.5
Tier 1 ratio	11.5	12.1
Total capital ratio	14.1	15.2
Core tier 1 target range	9.5–10.5

Eligibility requirements for non-equity instruments under Basel III rules have not been clearly defined in the UK. We therefore chose not to issue any such capital securities during 2011.

Risk-weighted assets by risk type

(Unaudited)

	2011	2010
	US$m	US$m
Credit risk	958,189	890,696
Counterparty credit risk	53,792	50,175
Market risk	73,177	38,679
Operational risk	124,356	123,563

Total	1,209,514	1,103,113

Movement in risk-weighted assets in 2011

(Unaudited)

RWAs increased by US$106bn or 10% in 2011. Exchange rate differences caused a net reduction in RWAs of around US$9bn in the year, reflecting the strengthening of the US dollar against a range of currencies, mainly in the faster-growing markets, partly offset by the effect of the strengthening of the renminbi against the US dollar. The remaining increase in RWAs of US$115bn arose mainly in credit risk and market risk.

RWAs increased by approximately US$50bn as a result of the introduction of Basel 2.5, net of mitigating actions undertaken by management. Of this increase, around US$40bn was in market risk of which the largest component was stressed VAR. Higher risk weights on re-securitisations increased credit risk RWAs by around US$10bn, primarily impacting the GB&M legacy portfolios.

The increase in credit risk RWAs reflected growth in our global businesses. In the Rest of Asia-Pacific, trade finance and lending balances in our CMB business grew as we captured inbound and outbound trade flows and as demand for credit increased. RWAs were also affected by increases in loan balances in our mainland China associates. In Latin America a favourable economic environment drove growth in trade-related lending, increasing RWAs in CMB and GB&M. In Europe, our CMB business experienced growth in corporate lending in the UK and Continental Europe.

In our RBWM business, the increase in mortgage origination in Hong Kong and the UK had only a marginal impact on RWAs, due to the low risk weight applicable to the residential mortgages. In our North America legacy retail business, we continued to run-off the CML portfolio. This was partially offset by the slow pace of recovery of the US economy and deterioration in the US housing market, resulting in increased average risk weights applicable to those portfolios. Our strategy of running down legacy RWAs continued in 2011 as we announced the sale of the Card and Retail Services business, which is expected to be completed in the first half of 2012 subject to regulatory approval.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Source and application of tier 1 capital

	2011 US$m	2010 US$m
Movement in tier 1 capital
(Audited)
Opening core tier 1 capital	116,116	106,260
Contribution to core tier 1 capital from profit for the year	14,011	13,218
Consolidated profits attributable to shareholders of the parent company	16,797	13,159
Removal of own credit spread net of tax	(2,786)	59

Net dividends	(5,271)	(3,827)
Dividends	(7,501)	(6,350)
Add back: shares issued in lieu of dividends	2,230	2,523

Decrease in goodwill and intangible assets deducted	582	679
Ordinary shares issued	96	180
Foreign currency translation differences	(2,705)	(526)
Other, including regulatory adjustments	(333)	132

Closing core tier 1 capital	122,496	116,116

Opening other tier 1 capital	17,063	15,897
Hybrid capital securities issued net of redemptions	–	2,368
Other, including regulatory adjustments	31	(1,202)

Closing tier 1 capital	139,590	133,179

Movement in tier 1 capital in 2011

(Audited)

We complied with the FSA’s capital adequacy requirements throughout 2011 and 2010. Internal capital generation contributed US$8.7bn to core tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread, and net dividends. Foreign currency translation differences decreased core tier 1 capital by US$2.7bn due to the strengthening of the US dollar.

Future developments

(Unaudited)

The regulation and supervision of financial institutions continues to undergo significant change in response to the global financial crisis. In December 2010, the Basel Committee issued two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

The Basel III rules set out the minimum common equity tier 1 requirement of 4.5% and additional capital conservation buffer requirement of

2.5%, to be phased in sequentially from 1 January 2013, becoming fully effective on 1 January 2019. Any additional countercyclical capital buffer requirements will also be phased in, starting in 2016 to a maximum level of 2.5% effective on 1 January 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. The leverage ratio will be subject to a supervisory monitoring period, which commenced on 1 January 2011, and a parallel run period which will run from 1 January 2013 until 1 January 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017 with a view to migrating to a pillar 1 requirement from 1 January 2018.

In addition to the criteria detailed in the Basel III proposals, the Basel Committee issued further minimum requirements in January 2011 to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after 1 January 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a 10-year period commencing on 1 January 2013.

In July 2011, the European Commission published proposals for a new Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. The majority of the Basel III proposals are in the Regulation, removing national discretion, with the exception of countercyclical and capital conservation buffers which are in the Directive.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

The Regulation additionally sets out provisions to harmonise regulatory and financial reporting in the EU. In December 2011, the EBA published a consultative document proposing measures to specify uniform formats, frequencies and dates of prudential reporting to the regulator. The new requirements are due to take effect as of 1 January 2013.

The CRD IV measures are subject to agreement by the European Parliament, the Council and EU member states.

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, Global systemically important banks: assessment methodology and the additional loss absorbency requirement. In November 2011, they published their rules and the Financial Stability Board (‘FSB’) issued the initial list of global systematically important banks (‘G-SIBs’). This list, which includes HSBC alongside twenty-eight other major banks globally, will be re-assessed periodically through annual re-scoring of the individual banks and triennial review of the methodology.

The rules set out an indicator-based approach to G-SIBs assessment employing five broad categories: size, interconnectedness, lack of substitutability, cross-jurisdictional activity and complexity. The designated G-SIBs will be required to hold minimum additional common equity tier 1 capital of between 1% and 2.5%, depending on their relative systemic importance indicated by their assessed score. A further 1% charge may be applied to any bank which fails to make progress, or even regresses, in performance within the assessment categories. The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than these minima.

The above forms part of a broad mandate of the FSB to reduce the moral hazard of G-SIBs. A further exercise of this mandate was the FSB’s own direct consultation of October 2011. This proposed introducing, over 2012-14, enhanced reporting by G-SIBs to the Basel Committee centrally.

In September 2011, the ICB recommended measures on capital requirements for UK banking groups. For further details on these proposals see page 101. The requirements as set out above indicate the required regulatory common equity tier 1 ratio for a G-SIB may ultimately lie in the range of 8% to 12%.

Potential common equity tier 1 requirements from 1 January 2019 (Unaudited)

Minimum common equity tier 1	4.5%
Capital conservation buffer	2.5%
Countercyclical capital buffer	0 – 2.5%
G-SIB buffer	1 – 2.5%

Against the backdrop of eurozone instability, on a temporary basis, the EBA recommends banks aim to reach a 9% core tier 1 ratio by the end of June 2012. We will continue to review our target core tier 1 ratio of 9.5% to 10.5% as the applicable regulatory capital requirements evolve over the period to 1 January 2019.

Impact of Basel III

(Unaudited)

In order to provide some insight into the possible effects of the Basel III rules on HSBC, we have estimated the Group’s pro forma common equity tier 1 ratio on the basis of our interpretation of those rules applied to our position at 31 December 2011.

The Basel III changes will be progressively phased in. The increased capital requirements which come into effect on 1 January 2013 are estimated to result in a common equity tier 1 ratio which is 100bps lower than the current core tier 1 ratio. Management actions, primarily the run-off of legacy positions including the US CML portfolio and the sale of the US Card and Retail Services portfolio, coupled with active management of the correlation trading portfolio, the market risk capital requirement and the counterparty capital risk requirement, will mitigate this by 110bps, more than offsetting the effect of these Basel III changes before taking account of any future retained earnings.

In addition to the impact on common equity tier 1 capital, tier 1 capital and tier 2 capital will also be affected by the derecognition of non-qualifying capital instruments. These changes will be phased in over 10 years from 1 January 2013, and will further reduce the tier 1 ratio by an estimated 10bps, and the total capital ratio by an estimated 50bps in 2013, excluding new issues of qualifying capital instruments.

The changes to capital deductions and regulatory adjustments including deferred tax assets, material holdings, excess expected losses and unrealised losses on available-for-sale portfolios will be phased in over a five-year period starting on 1 January 2014.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Capital structure at 31 December

	2011	2010
	US$m	US$m
Composition of regulatory capital
(Audited)
Tier 1 capital
Shareholders’ equity	154,148	142,746
Shareholders’ equity per balance sheet[1]	158,725	147,667
Preference share premium	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)
Deconsolidation of special purpose entities[2]	2,679	2,335

Non-controlling interests	3,963	3,917
Non-controlling interests per balance sheet	7,368	7,248
Preference share non-controlling interests	(2,412)	(2,426)
Non-controlling interests transferred to tier 2 capital	(496)	(501)
Non-controlling interests in deconsolidated subsidiaries	(497)	(404)

Regulatory adjustments to the accounting basis	(4,331)	1,794
Unrealised losses on available-for-sale debt securities[3]	2,228	3,843
Own credit spread	(3,608)	(889)
Defined benefit pension fund adjustment[4]	(368)	1,676
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,678)	(3,121)
Cash flow hedging reserve	95	285

Deductions	(31,284)	(32,341)
Goodwill capitalised and intangible assets	(27,419)	(28,001)
50% of securitisation positions	(1,207)	(1,467)
50% of tax credit adjustment for expected losses	188	241
50% of excess of expected losses over impairment allowances	(2,846)	(3,114)

Core tier 1 capital	122,496	116,116

Other tier 1 capital before deductions	17,939	17,926
Preference share premium	1,405	1,405
Preference share non-controlling interests	2,412	2,426
Hybrid capital securities	14,122	14,095

Deductions	(845)	(863)
Unconsolidated investments[5]	(1,033)	(1,104)
50% of tax credit adjustment for expected losses	188	241

Tier 1 capital	139,590	133,179

Tier 2 capital
Total qualifying tier 2 capital before deductions	48,676	52,713
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,678	3,121
Collective impairment allowances[6]	2,660	3,109
Perpetual subordinated debt	2,780	2,781
Term subordinated debt	40,258	43,402
Non-controlling interests in tier 2 capital	300	300

Total deductions other than from tier 1 capital	(17,932)	(18,337)
Unconsolidated investments[5]	(13,868)	(13,744)
50% of securitisation positions	(1,207)	(1,467)
50% of excess of expected losses over impairment allowances	(2,846)	(3,114)
Other deductions	(11)	(12)

Total regulatory capital	170,334	167,555

1	Includes externally verified profits for the year ended 31 December 2011.
2	Mainly comprises unrealised losses on available-for-sale debt securities within special purpose entities which are excluded from the regulatory consolidation.
3	Under FSA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
4	Under FSA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
5	Mainly comprise investments in insurance entities.
6	Under FSA rules, collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Appendix to Capital Capital management and capital measurement and allocation

Capital management

(Audited)

Our policy on capital management is underpinned by a capital management framework, which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital.

Capital measures

•	market capitalisation is the stock market value of the company;

•	invested capital is the equity capital invested in HSBC by our shareholders, adjusted for certain reserves and goodwill previously amortised or written off;

•	economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed; and

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

We incorporate stress testing in the capital management framework, because it is important in understanding the sensitivities of the core assumptions in our capital plans to the adverse effect of extreme but plausible events. Stress testing allows us to formulate our response, including risk mitigation actions, in advance of conditions starting to exhibit the stress scenarios identified. The actual market stresses which occurred throughout the financial system during recent years have been used to inform our capital planning process and further develop the stress scenarios we employ. In addition to our internal stress tests, others are carried out, both at the request of regulators and by the regulators themselves using their prescribed assumptions. We take into account the results of all such regulatory stress testing when undertaking our internal capital management assessment.

The responsibility for global capital allocation principles and decisions rests with the GMB. Through our structured internal governance processes, we maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking account of capital costs. Our strategy is to allocate capital to businesses on the basis of their economic profit generation, regulatory and economic capital requirements.

Our capital management process is articulated in the annual Group capital plan which is approved by the Board. The plan is drawn up with the objective of maintaining both an appropriate amount of capital and an optimal mix between the different components of capital. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with our guidelines on market and investor concentration, cost, market conditions, timing, capital composition and maturity profile. Each of our subsidiaries manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the approved annual Group capital plan. In accordance with our capital management framework, capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides non-equity capital to subsidiaries where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

Capital measurement and allocation

(Unaudited)

Our policy and practice in capital measurement and allocation at Group level is underpinned by the Basel II framework. However, local regulators are at different stages of implementation and local reporting may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

Regulatory and accounting consolidations

The basis of consolidation for financial accounting purposes is described on page 292 and differs from that used for regulatory purposes. Investments in banking associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and are deducted from regulatory capital. The regulatory consolidation does not include SPEs where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD implemented Basel II in the EU and the FSA then gave effect to the CRD by including the latter’s requirements in its own rulebooks.

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

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

Credit risk capital requirements

Basel II applies three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties and group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk we have adopted the IRB advanced approach for the majority of our business, with the remainder on either IRB foundation or standardised approaches.

Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At end of 2011, portfolios in much of Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

•	Counterparty credit risk

Counterparty credit risk arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before

HSBC HOLDINGS PLC

Report of the Directors: Operating and Financial Review (continued)

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

•	Securitisation

Securitisation positions are held in both the trading and non-trading book. For non-trading book securitisation positions, Basel II specifies two methods for calculating credit risk requirements, these being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7% and 1,250%. Positions that would otherwise be weighted at 1,250% are deducted from capital.

Within the IRB approach, we use the Ratings Based Method for the majority of our non-trading book securitisation positions, and the Internal Assessment Approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

Following the implementation of Basel 2.5, the majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the FSA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the FSA, or the FSA’s standard rules. Following the implementation of Basel 2.5, our internal market risk models comprise VAR, stressed VAR, incremental risk charge and correlation trading under the comprehensive risk measure.

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

Pillar 2 capital requirements

We conduct an Internal Capital Adequacy Assessment Process (‘ICAAP’) to determine a forward looking assessment of HSBC’s capital requirements given its business strategy, risk profile, risk appetite and capital plan. This process incorporates the risk management processes and governance of the firm. A range of stress tests are applied to our base capital plan. These coupled with our economic capital framework and other risk management practices are used to assess HSBC’s internal capital adequacy requirements.

The ICAAP is examined by the FSA as part of the FSA’s Supervisory Review and Evaluation Process, which occurs periodically to enable the FSA to define the Individual Capital Guidance or minimum capital requirements for HSBC.

Pillar 3 disclosure requirements

Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. Our Pillar 3 disclosures for the year ended 31 December 2011 are published as a separate document on the Group Investor Relations website.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance

Corporate Governance

Corporate Governance Report

The statement of corporate governance practices set out on pages 218 to 277 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings. The reports of Board Committees are contained within the Corporate Governance Report.

Directors

D J Flint, CBE, 56

Group Chairman

Skills and experience: extensive governance experience gained through membership of the Boards of HSBC and BP; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry; a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of The Chartered Institute of Management Accountants. Joined HSBC in 1995.

Appointed to the Board: 1995

Current appointments include: director of The Hong Kong Association since 6 February 2011; and Vice Chairman and Chairman Designate (June 2012) of the Institute of International Finance.

Former appointments include: Group Finance Director and Chief Financial Officer, Executive Director, Risk and Regulation. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control; a member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; and a former partner in KPMG. Ceased to be Chairman and a member of the Nomination Committee on 2 December 2011. Ceased to be a non-executive director of BP p.l.c. on 14 April 2011.

S T Gulliver, 52

Group Chief Executive

Skills and experience: a career banker with over 30 years’ international experience with HSBC; has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories. Joined HSBC in 1980.

Appointed to the Board: 2008

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Current appointments include: Group Chief Executive and Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 January 2011; Chairman of HSBC France; and Chairman of the Group Management Board.

Former appointments include: Chairman, Europe, Middle East and Global Businesses; Chairman of HSBC Bank plc and of HSBC Bank Middle East Limited; Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific. Ceased to be Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board on 7 June 2011; and Chairman of HSBC Private Banking Holdings (Suisse) SA on 6 December 2011.

S A Catz†, 50

Skills and experience: a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

L M L Cha† , GBS, 62

Member of the Corporate Sustainability Committee.

Skills and experience: extensive regulatory and policymaking experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People’s Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 1 March 2011

Current appointments include: non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a director of Hong Kong Exchanges and Clearing Limited; and Tata Consultancy Services Limited; Chairman of the ICAC Advisory Committee on Corruption; a Hong Kong Deputy to the 11th National People’s Congress of China; a member of the Advisory Board of the Yale School of Management, Millstein Center of Corporate Governance, and Performance at Yale University; a Senior International Advisor for Foundation Asset Management Sweden AB; and a member of the State Bar of California.

Former appointments include: non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited, and China Telecom Corporation Limited; and Chairman of the University Grants Committee in Hong Kong.

M K T Cheung† , GBS, OBE, 64

Member of the Group Audit Committee.

Skills and experience: a background in international business and financial accounting, particularly in greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: non-executive director of Hang Seng Bank Limited; non-executive chairman of the Airport Authority Hong Kong; non-executive director of HKR International Limited; non-official member of the Executive Council of the Hong Kong SAR; non-executive chairman of the Council of the Hong Kong University of Science and Technology; and a director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd.

Former appointments include: non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; and a council member of the Open University of Hong Kong.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

J D Coombe† , 66

Chairman of the Group Audit Committee and member of the Group Risk Committee and Group Remuneration Committee.

Skills and experience: a background in international business, financial accounting and the pharmaceutical industry; formerly Chief Financial Officer of GlaxoSmithKline with responsibility for the group’s financial operations globally. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: non-executive Chairman of Hogg Robinson Group plc; a non-executive director of Home Retail Group plc; and a council member of The Royal Academy of Arts.

Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors; and a member of the Accounting Standards Board.

J Faber† , 61

Member of the Group Risk Committee from 1 March 2012.

Skills and experience: a background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London; former Chief Executive Officer of Allianz Global Investors AG and a member of the management board of Allianz SE until 31 December 2011; 14 years experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: from 1 March 2012

Current appointments include: Chairman of Joh A. Benckiser SARL and Chair of the Investment Board of the Stifterverband für die Deutsche Wissenschaft; independent director of Deutsche Borse AG, Coty Inc.; a member of the advisory board of the Siemens Group Pension Board, and the boards of management of Deutsche Krebshilfe and the European School for Management and Technology; and a member of the Berlin Centre for Corporate Governance, the German Council for Sustainable Development and Allianz Climate Solutions.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of management of Allianz Global Investors Italia SGR SpA; a member of the advisory board of Allianz SpA; and a member of the supervisory board of Bayerische Boerse AG.

R A Fairhead†, CBE, 50

Chairman of the Group Risk Committee and member of the Group Audit Committee and Nomination Committee.

Skills and experience: a background in international industry, publishing, finance and general management; formerly Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury. Has a Master’s in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A director of Pearson plc and a non-executive director of The Economist Newspaper Limited; and a non-executive member of the board of the UK Government’s Cabinet Office.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc; and Chairman and a director of Interactive Data Corporation.

A A Flockhart, CBE, 60

Chairman, Europe, Middle East, Latin America, Commercial Banking

Skills and experience: a career banker, being an emerging markets specialist with over 35 years’ experience with HSBC in Latin America, the Middle East, US and Asia; honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico. Joined HSBC in 1974.

Appointed to the Board: 2008

Current appointments include: Chairman of HSBC Bank plc since 1 January 2011 and a director of HSBC Bank Middle East Limited since 7 July 2011; Chairman of HSBC Latin America Holdings (UK) Limited; a director of HSBC Bank Australia Limited; and a member of the Group Management Board.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Chairman, Personal and Commercial Banking; Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited; a director of HSBC Bank (China) Company Limited and Hang Seng Bank Limited, vice-chairman and a director of HSBC Bank (Vietnam) Limited; Chairman, HSBC Bank Malaysia Berhad; Chairman, President and Group Managing Director, Latin America and the Caribbean; Chief Executive Officer, Mexico; Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A.; Managing Director of The Saudi British Bank.

J W J Hughes-Hallett†, SBS, 62

Member of the Group Risk Committee and Nomination Committee.

Skills and experience: a background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia; awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; a trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation; a member of The Hong Kong Association and the Governing Board of the Courtauld Institute of Art.

Former appointments include: non-executive director of The Hongkong and Shanghai Banking Corporation Limited.

W S H Laidlaw† , 56

Member of the Group Remuneration Committee.

Skills and experience: significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified Solicitor and Master’s in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; a member of the UK Prime Minister’s Business Advisory Group; and the Lead Non-executive Board Member of the Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; a non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

J P Lipsky† , 65

Member of the Group Risk Committee from 1 March 2012.

Skills and experience: international experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries; served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director from 14 May 2011 and as Special Advisor from 1 September 2011 until retirement on 11 November 2011. Has a PhD from Stanford University.

Appointed to the Board: from 1 March 2012

Current appointments include: Distinguished Visiting Scholar, International Economics Program at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University; co-director of the Aspen Institute Program on the Global Economy; director of the National Bureau of Economic Research; a member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations.

Former appointments include: Vice Chairman J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

J R Lomax† , 66

Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: non-executive director of The Scottish American Investment Company PLC, Reinsurance Group of America Inc., Arcus European Infrastructure Fund GP LLP and BAA Limited; a director of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank.

I J Mackay, 50

Group Finance Director

Skills and experience: extensive financial and international experience, having worked in London, Paris, US and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007.

Appointed to the Board: 2010

Current appointments include: member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia Pacific; and Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

G Morgan† , CM, 66

Member of the Group Remuneration Committee.

Skills and experience: a background in technical, operational, financial and management positions leading large international companies in the energy and engineering sectors; has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives; a business columnist for Canada’s largest national newspaper; appointed a Member of the Order of Canada for his contributions as a business and community leader and as a philanthropist.

Appointed to the Board: 2006. Will retire from the Board with effect from the conclusion of the 2012 Annual General Meeting.

Current appointments include: non-executive Chairman of SNC-Lavalin Group Inc, a member of the Board of Trustees of The Fraser Institute and a director of the Manning Centre for Building Democracy.

Former appointments include: non-executive director of HSBC Bank Canada, Founding President, Chief Executive Officer and Vice Chairman of

EnCana Corporation; and a director of Alcan Inc. and Lafarge North America, Inc.

N R N Murthy† , CBE, 65

Chairman of the Corporate Sustainability Committee.

Skills and experience: experience in information technology, corporate governance and education, particularly in India; founded Infosys Limited in India; was its Chief Executive Officer for 21 years; under his leadership Infosys established a global footprint and was listed on NASDAQ.

Appointed to the Board: 2008

Current appointments include: Chairman Emeritus of Infosys Limited; a director of the United Nations Foundation and Catamaran Management Services Pvt. Ltd.

Former appointments include: former Chief Executive Officer of Infosys Limited; a director of Unilever plc and Unilever n.v.; and a non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.

Sir Simon Robertson† , 70

Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee.

Skills and experience: a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed to the Board: 2006.

Current appointments include: non-executive Chairman of Rolls-Royce Holdings plc since 23 February 2011, which became the holding company of the Rolls-Royce group of companies on 23 May 2011 as part of a group restructuring. Chairman of Rolls-Royce Group plc, formerly the holding company of the Rolls-Royce group of companies, until 23 May 2011. The founding member of Simon Robertson Associates LLP; a non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited; a partner of NewShore Partners LLP; and a trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Managing Director of Goldman Sachs International and chairman of Dresdner Kleinwort Benson.

J L Thornton† , 58

Chairman of the Group Remuneration Committee.

Skills and experience: experience that bridges developed and developing economies and the public and private sectors; a deep knowledge of financial services and education systems, particularly in Asia. During his 23-year career with Goldman Sachs, he played a key role in the firm’s global development and was Chairman of Goldman Sachs Asia.

Appointed to the Board: 2008

Current appointments include: non-executive Chairman and a director of HSBC North America Holdings Inc.; professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management; Chairman of the Brookings Institution Board of Trustees; a non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited; a director of National Committee on United States-China Relations; a Trustee of Asia Society, China Institute, The China Foreign Affairs University, a member of the Council on Foreign Relations and the China Securities Regulatory Commission International Advisory Committee.

Former appointments include: non-executive director of Industrial and Commercial Bank of China Limited and Intel Corporation, Inc.; and President of the Goldman Sachs Group, Inc.

Sir Brian Williamson† , CBE, 67

Member of the Nomination Committee.

Skills and experience: extensive experience in money and bond markets, insurance, private equity, futures, options and commodities trading internationally; established the London International Financial Futures and Options Exchange and led the Exchange’s development of its electronic trading platform; was the first chairman of Resolution plc, established to consolidate life assurance business in the UK; and a member of the Guild for International Bankers.

Appointed to the Board: 2002. Will retire from the Board with effect from the conclusion of the 2012 Annual General Meeting.

Current appointments include: director of NYSE Euronext.

Former appointments include: Chairman of Electra Private Equity plc, London International Financial Futures and Options Exchange and Gerrard Group plc; a director of Climate Exchange plc; Chairman and a non-executive director of Resolution plc, a non-executive director of the Financial Services Authority and the Court of The Bank of Ireland.

†	Independent non-executive Director

Secretary

R G Barber, 61

Group Company Secretary

Joined HSBC in 1980. Group Company Secretary since 1986 and Company Secretary of HSBC Holdings plc since 1990. Appointed a Group General Manager in 2006. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Fellow of the Institute of Chartered Secretaries and Administrators. Former HSBC appointments include: Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited and Company Secretary of HSBC Bank plc.

Adviser to the Board

D J Shaw, 65

An Adviser to the Board since 1998. A director of HSBC Bank Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA. An independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited. A solicitor and formerly a partner in Norton Rose.

Group Managing Directors

A Almeida, 55

Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

S Assaf, 51

Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 1 January 2011. A director of HSBC Bank Egypt S.A.E and a director of HSBC Trinkaus & Burkhardt AG since 7 June 2011. Former HSBC appointments include: Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa. Ceased to be a director of HSBC Global Asset Management Limited on 24 June 2011.

R E T Bennett, 60

Group General Counsel

Joined HSBC in 1979. A Group Managing Director since 3 May 2011. A director of HSBC IM Pension Trust Limited. Former HSBC appointments include: Group General Manager, Legal & Compliance; and Head of Legal & Compliance, Asia Pacific.

A M Keir, 53

Global Head of Commercial Banking

Joined HSBC in 1981. A Group Managing Director since 1 January 2011. Former HSBC appointments include: Group General Manager, Commercial Banking, Europe; and Global Co-Head, Global Commercial Banking. Ceased to be a director of HSBC Bank Polska S.A on 30 March 2011 and of HSBC Bank A.S. on 1 April 2011.

S A Levey, 48

Chief Legal Officer

Joined HSBC on 13 January 2012. A Group Managing Director since 18 January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the U.S. Department of Justice; Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

M M Moses, 54

Group Chief Risk Officer

Joined HSBC in 2005. A Group Managing Director since December 2010. A director of HSBC Insurance (Bermuda) Limited. Former HSBC appointments include: Chief Financial and Risk Officer, Global Banking and Markets.

S P O’Sullivan, 56

Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 1 August 2011. Former HSBC appointments include: Chief Operating Officer of HSBC Bank Canada; Chairman of HSBC Securities (Canada) Inc.; and Group Chief Technology and Services Officer. Ceased to be Chairman of HSBC Trust Company (UK) Limited on 24 March 2011. Ceased to be a director of HSBC Bank plc and Marks and Spencer Financial Services plc on 31 January 2011 and of HFC Bank Limited on 24 February 2011.

B Robertson, 57

Chief Executive, HSBC Bank plc

Joined HSBC in 1975. A Group Managing Director since 2008. Chairman of HSBC Life (UK) Limited. Former HSBC appointments include: Group Chief Risk Officer; Group General Manager, Group Credit and Risk; and Head of Global Banking and Markets for North America.

P A Thurston, 58

Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1975. A Group Managing Director since 2008. A director of HSBC Private Banking Holdings (Suisse) SA since 21 March 2011 and of The Hongkong and Shanghai Banking Corporation Limited since 20 April 2011. Former HSBC appointments include: Chief Executive of HSBC Bank plc and Chairman of HSBC Life (UK) Limited. Ceased to be a director of HSBC Bank plc on 31 December 2011.

P T S Wong, 60

Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since February 2010. Appointed chairman of HSBC Bank (China) Company Limited on 17 June 2011. Chairman of HSBC Bank Malaysia Berhad and Vice Chairman of HSBC Bank (Vietnam) Ltd. A non-executive director of Hang Seng Bank Limited, Bank of Communications Co., Ltd and Ping An Insurance (Group) Company of China, Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Ceased to be a director of HSBC Bank Australia Limited on 1 February 2011.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board of Directors

The purpose of HSBC’s management structure, headed by the Board of Directors of HSBC Holdings (the ‘Board’) and led by the Group Chairman, is to deliver sustainable value to our shareholders. The Board sets the strategy and risk appetite for the Group and approves capital and operating plans presented by management for the achievement of the strategic objectives it has set. This ensures the efficient application of our resources for the achievement of these objectives. Implementation of the strategy set by the Board is delegated to the Group Management Board (‘GMB’) which is led by the Group Chief Executive.

Directors

HSBC Holdings has a unitary Board. The authority of each Director is exercised in Board meetings where the Board acts collectively. At 27 February 2012, the Board comprised the Group Chairman, Group Chief Executive, two other executive Directors and thirteen non-executive Directors. Their names and brief biographical particulars are listed on pages 218 to 223. The Group Chairman, Group Chief Executive and two other executive Directors are employees. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC; they bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives, and monitor the risk profile and the reporting of performance. The non-executive Directors bring experience from a number of industries and business sectors, including the leadership of large complex multinational enterprises.

Terms of appointment

The Board has determined the time commitment expected of non-executive Directors to be not less than 24 days per annum and not less than 30 days per annum in total for non-executive Directors appointed to the Group Audit Committee, Group Risk Committee or Group Remuneration Committee and for the Deputy Chairman and senior independent non-executive Director.

Letters setting out the terms and conditions of appointment of each of the non-executive Directors, including the time commitment expected of each of them, are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the Meeting itself.

Powers of the Board

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

The Board delegates the management and day-to-day running of HSBC to the GMB but retains to itself approval of certain matters including operating plans, risk appetite and performance targets, procedures for monitoring and controlling operations, the authority or the delegation of authority to approve credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments and any substantial change in balance sheet management policy.

The Directors who served during the year were S A Catz, L M L Cha (appointed 1 March 2011), V H C Cheng (retired 27 May 2011), M K T Cheung, J D Coombe, R A Fairhead, D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, I J Mackay, G Morgan, N R N Murthy, Sir Simon Robertson, J L Thornton and Sir Brian Williamson.

HSBC Holdings was registered in Hong Kong under part IX of the Companies Ordinance on 17 January 1991.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board meetings

Seven Board meetings and a two-day strategy meeting were held in 2011. At least one Board meeting each year is held in a key strategic location outside the UK. During 2011, Board meetings were held in Hong Kong and Washington D.C.

The table below shows each Director’s attendance at meetings of the Board held while he or she was a Director during 2011. No meetings of the Board were held at short notice in 2011.

Eleven meetings of committees of the Board appointed to discharge specific business were held during 2011. These meetings are not shown in the table below.

During 2011, the non-executive Directors and the Group Chairman met three times without the other executive Directors. The non-executive Directors also met without the Group Chairman to appraise the Group Chairman’s performance.

Attendance record

Board

Number of meetings held	7

S A Catz	6
L M L Cha[1]	5
V H C Cheng[2]	3
M K T Cheung	7
J D Coombe	7
R A Fairhead[3]	4
D J Flint	7
A A Flockhart	7
S T Gulliver	7
J W J Hughes-Hallett	7
W S H Laidlaw	7
J R Lomax	7
I J Mackay	7
G Morgan	6
N R N Murthy	6
Sir Simon Robertson	7
J L Thornton	6
Sir Brian Williamson	7

1	Appointed a Director on 1 March 2011 – eligible to attend 5 Board Meetings.
2	Retired as a Director on 27 May 2011 – eligible to attend 4 Board Meetings.
3	Took a temporary leave of absence due to illness.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separate and held by experienced full-time Directors. There is a clear division of responsibilities at the head of the Company between the running of the Board and the executive responsibility for running HSBC’s business. The key responsibilities of the Group Chairman and the Group Chief Executive are set out below.

Key responsibilities

Group Chairman – D J Flint

Appointed December 2010

•	Leads the Board and ensures its effectiveness.

•	Develops relationships with governments, regulators and investors.

•	Leads the Group’s interactions on matters of public policy and regulatory reform with regard to the banking and financial services industry.

•	Maintains corporate reputation and character.

•	Undertakes performance management of the Group Chief Executive.

Group Chief Executive – S T Gulliver

Appointed January 2011

•	Develops, and delivers performance against, business plans.

•	Develops Group strategy, in agreement with the Group Chairman, for recommendation to the Board.

•	As Chairman of the GMB, drives performance within strategic goals and commercial objectives agreed by the Board.

The Group Chief Executive has an office in London and in Hong Kong.

Deputy Chairman and senior independent non-executive Director

The key responsibilities of the Deputy Chairman and senior independent non-executive Director are set out below.

Key responsibilities

Deputy Chairman and senior independent non-executive

Director – Sir Simon Robertson1

•	Deputises for the Group Chairman at meetings of the Board or shareholders.

•	Supports the Group Chairman in his role.

•	Acts as an intermediary for other non-executive Directors when necessary.

•	Leads the non-executive Directors in the oversight of the Group Chairman.

•	Ensures there is a clear division of responsibility between the Group Chairman and Group Chief Executive.

•	Is available to shareholders should they have concerns which contact through the normal channels cannot resolve or for which such contact would be inappropriate.

1	Appointed senior independent non-executive Director in 2007 and Deputy Chairman in December 2010.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The Nomination Committee regularly reviews the structure, size and composition of the Board (including the skills, knowledge and experience required of Directors) necessary to address and challenge adequately key risks and issues that confront, or may confront, the Board and makes recommendations to the Board with regard to any changes. The Nomination Committee maintains a forward-looking schedule of potential candidates as Directors that takes into account the needs and developments of the Group’s businesses and the expected retirement dates of existing Directors.

The Board considers all of the non-executive Directors to be independent in character and judgement. The Board has determined S A Catz, L M L Cha, M K T Cheung, J D Coombe, J Faber, R A Fairhead, J W J Hughes-Hallett, W S H Laidlaw, J P Lipsky, J R Lomax, G Morgan, N R N Murthy, Sir Simon Robertson, J L Thornton and Sir Brian Williamson to be independent. The Board has determined L M L Cha to be independent. Her role as deputy chairman of, and former role as corporate relations adviser to, The Hongkong and Shanghai Banking Corporation, were considered not to be material. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings. Given the complexity and geographical spread of our business, the experience of previous service on a subsidiary company board can be a considerable benefit and does not detract from a Director’s independence. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence to HSBC Holdings.

Information and support

The Board regularly reviews reports on progress against financial objectives, business developments and investor and external relations. The chairmen of Board committees and the Group Chief Executive report to each meeting of the Board on the activities of the committees since the previous Board meeting. The Board receives regular reports and presentations on strategy and developments in the global businesses and principal geographical areas. Regular reports are also provided to the Board and Board committees on the Group’s risk appetite profile, top and emerging risks, risk management, credit exposures and the Group’s loan portfolio, asset and liability management, liquidity, litigation, compliance and reputational issues. The agenda and supporting papers are distributed in advance of all Board and committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary at the Company’s expense.

The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. When attending Board offsites and when travelling for other reasons, non-executive Directors are encouraged to take opportunities to see business operations at first hand and to meet management.

Non-executive Directors have an open invitation to attend meetings of the GMB and the Risk Management Meeting to further enhance their understanding and awareness of our businesses and the senior leadership team.

Induction and ongoing development

Full, formal and tailored induction programmes, with particular emphasis on the systems of risk management and internal controls, are arranged for newly appointed Directors. The programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to familiarise themselves with our strategy, risk appetite, operations and internal controls. Directors also receive comprehensive guidance on directors’ duties and liabilities. As part of the induction process the Group Company Secretary will coordinate the production of a development programme based on the individual Director’s needs. Induction programmes are also arranged for newly appointed members of committees.

Directors are given opportunities to update and develop their skills and knowledge, through briefings by senior executives and externally run seminars throughout their directorship and while serving on committees. Focused in-house development programmes to enhance business awareness are arranged in conjunction with scheduled Board meetings. Directors have access to internal training and development resources.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

A personalised approach to training and development of Directors is applied. Records of development activities are maintained by the Group Company Secretary for annual review by the Group Chairman with the Director concerned.

Performance evaluation

In November 2011, Oliver Wyman was commissioned to facilitate and report on the review of effectiveness of the Board, with particular focus on it meeting investor expectations and priorities, and to review progress made in the year since the previous review, which had focused on the Board’s risk management and governance responsibilities. Oliver Wyman’s report was prepared following interviews with Directors and senior members of management and a review of relevant documents. Factors assessed during Oliver Wyman’s review included the Board’s performance in key priority areas for investors including strategy, financial performance, risk, regulation, compensation, sustainability and corporate governance.

The Oliver Wyman report concluded that the Board operates effectively with a number of important strengths and that significant progress had been made during 2011 to address recommendations made by Oliver Wyman in last year’s report. The report identified some areas where effectiveness could be enhanced. Oliver Wyman has provided and continues to provide consultancy services to the Group.

The report is used by the Board in its annual evaluation of its own performance and that of its committees, and by the Group Chairman in his review of the individual performance of Directors. The Board will monitor implementation of actions arising from its 2011 performance evaluation. All actions arising from the Board’s 2010 performance evaluation have been implemented.

It is the intention of the Board to continue to undertake an evaluation of its performance and that of its committees and individual Directors annually, with external input to the process at least every third year.

Formal evaluation of the individual performance of each Director is undertaken annually by the Group Chairman using the findings of the performance evaluation process undertaken by the Board. During this evaluation, the Group Chairman discusses the contribution of the Director and the time spent by them in performing their responsibilities. The Group

Chairman has confirmed that all of the non-executive Directors continue to perform effectively and to demonstrate commitment to their roles.

The non-executive Directors, led by the Deputy Chairman and senior independent non-executive Director, are responsible for the evaluation of the performance of the Group Chairman.

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed twenty-five. Any Director so appointed by the Board shall retire at the Annual General Meeting following his or her appointment and shall be eligible for re-election but would not be taken into account in determining the number of Directors who are to retire by rotation at such meeting in accordance with the Articles of Association. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person a Director or remove any Director before the expiration of his period of office. On the recommendation of the Nomination Committee and in compliance with provision B.7.1 of the UK Corporate Governance Code, the Board has decided that all of the Directors should be subject to annual re-election by shareholders. Accordingly, all of the Directors will retire at the forthcoming Annual General Meeting and, with the exception of G Morgan and Sir Brian Williamson who are to retire, offer themselves for re-election. Each of the executive Directors is employed on a rolling contract which requires 12 months’ notice to be given by either party. None of the non-executive Directors has a service contract with HSBC.

Relations with shareholders

All Directors are encouraged to develop an understanding of the views of major shareholders. Non-executive Directors are invited to attend analyst presentations and other meetings with institutional investors and their representative bodies. Directors also meet representatives of institutional shareholders annually to discuss corporate governance matters.

All executive Directors and certain other senior executives hold regular meetings with institutional investors. The Board receives a regular investor relations activity report which provides feedback from meetings with institutional shareholders and brokers, analysts’ forecasts, information from research reports and share price performance data. Twice each year the Board also receives a report from one of our corporate brokers on market views and investor relations.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

On several occasions during 2011, non-executive Directors, including the senior independent non-executive Director, met or corresponded with institutional investors and their representatives to discuss governance, remuneration and sustainability. In particular there was extensive consultation on the structure of the Group Performance Share Plan, the long-term incentive plan introduced in May 2011, under which awards are made to executive Directors and senior executives.

As senior independent non-executive Director, Sir Simon Robertson is available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director or other executives cannot resolve or for which such contact would be inappropriate. He may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

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

Our Articles of Association provide that Directors are entitled to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities. Such indemnity provisions have been in place during the financial year but have not been utilised by the Directors.

Each person who is a Director at the date of approval of this report confirms that so far as he or she is aware, there is no relevant audit information of which the auditor is unaware and the Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the auditor is aware of that information. This confirmation is given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance therewith and subject to the provisions thereof.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with any HSBC company.

Corporate governance codes

We are committed to high standards of corporate governance. We have complied throughout the year with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal controls (other than internal controls over financial reporting) and risk management systems (Code on Corporate Governance Practices provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Code on Corporate Governance Practices is available at www.hkex.com.hk.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board committees

The Board has established a number of committees consisting of Directors, Group Managing Directors and, in the case of the Corporate Sustainability Committee, co-opted non-director members. The key roles of the principal committees are described above. The Chairman of each non-executive Board committee reports to each meeting of the Board on the activities of the committee since the previous Board meeting.

The terms of reference of the non-executive Board committees are available at www.hsbc.com/boardcommittees. Each non-executive Board committee reviews its terms of reference annually.

Appointments of Directors to each non-executive Board committee are made for periods of up to three years, extendable by no more than two additional three-year periods.

Group Management Board

Members	S T Gulliver (Chairman), A A Flockhart and I J Mackay, who are executive Directors, and A Almeida, S Assaf, R E T Bennett, A M Keir, S A Levey, M M Moses, S P O’Sullivan, B Robertson, P A Thurston and P T S Wong, all of whom are Group Managing Directors.

The GMB meets frequently and exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of HSBC Holdings. Matters reserved for approval by the Board are described on page 225.

The GMB is a key element of our management reporting and control structure such that all of our line operations are accountable either to a member of the GMB or directly to the Group Chief Executive, who in turn reports to the Group Chairman. The Board has set objectives and measures for the GMB. These align senior executives’ objectives and measures with the strategy and operating plans throughout HSBC.

The Group Chief Executive (who is Chairman of the GMB) reports to each meeting of the Board on the activities of the GMB.

Regular Risk Management Meetings, chaired by the Group Chief Risk Officer, are held to review the policy and guidelines for the management of risk within the Group. Further information on the Risk Management Meeting can be found on page 234.

Group Audit Committee

Members[1]	Meetings attended[2]
J D Coombe (Chairman)	7
M K T Cheung	7
R A Fairhead[3]	3
J R Lomax	6
Meetings held in 2011	7

1	All members are independent non-executive Directors.
2	During the year two meetings were held at short notice.
3	Took a temporary leave of absence due to illness.

The Group Audit Committee (‘GAC’) has non-executive responsibility for oversight of and advice to the Board on matters relating to financial reporting.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The Board has determined that M K T Cheung, J D Coombe, R A Fairhead and J R Lomax are independent according to SEC criteria and may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK Corporate Governance Code.

The governance structure for the oversight of financial reporting is set out below. Similar governance arrangements are in place in major operating subsidiaries.

Governance

Authority	Membership	Responsibilities
Board	Executive and non- executive Directors	• Responsible for financial statements • Appoints senior financial officers • Delegates authorities in relation to financial matters
GAC	Independent non-executive Directors

•    Monitors the integrity of financial statements

•    Oversees the internal control systems over financial reporting, including reviewing their effectiveness

•    Monitors and reviews the effectiveness of the internal audit function

•    Reviews the Company’s financial and accounting policies and practices

•    Advises the Board on appointment of the external auditor and is responsible for oversight and remuneration of the external auditor

Subsidiary board committees responsible for oversight of financial reporting	Independent non-executive directors and other independent members	• Provide certification to the GAC or intermediate audit committee on financial statements and internal controls over financial reporting of relevant subsidiaries

Committee’s activities

The GAC undertook the following activities in the discharge of its responsibilities:

•

Internal controls over financial reporting. The Committee satisfied itself that the system of internal control and compliance over financial reporting was effective through regular reports from the Group Finance Director, the Group Chief Accounting Officer, and the Group Head of Internal Audit. The Committee reviewed minutes of the Group Risk Committee (‘GRC’) and executive committee meetings including the GMB, Risk Management Meetings and the Disclosure Committee. The Committee undertook an annual review of the effectiveness of HSBC’s system of internal control over financial reporting. HSBC’s internal control system is described on page 240. The Committee also reviewed the adequacy of resources, qualifications and experience of staff in the finance function. Reports were submitted to the Committee on internal control matters in relation to the Sarbanes-Oxley Act. The Group Finance Director, the Group Chief Risk Officer, the Group Head of Internal Audit, the Group Chief Accounting Officer and other senior executives attended Committee meetings. The Committee had regular discussions with the external auditor and the Group Head of Internal Audit, with an opportunity at each meeting for discussions to take place without management present.

•

Effectiveness of the internal audit function. The Committee satisfied itself that the internal audit function was effective and adequately resourced through regular meetings held with, and reports provided by, the Group Head of Internal Audit on internal audit issues, including the adequacy and effectiveness of resources. The Committee reviewed an annual report on the activities of the internal audit function and planned activities for the following year.

•

Legal and regulatory environment. The Committee received regular updates on the application of changes in law, regulation, accounting policies and practices and regulatory developments, including reports on Basel III, the recommendations of the Independent Commission on Banking, regulation of Global Systematically Important Financial Institutions, and the Dodd-Frank Act. Regular reports were received on litigation. The Committee received reports on meetings with the FSA as part of the FSA’s close and continuous supervisory regime.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•

External auditor. The Committee provided oversight of the external auditor through regular meetings with the external auditor, including meetings without management present. Reports were received on the external auditor’s strategy in relation to the audit of financial statements and the progress of the audit. The Committee has approved policies on the provision of non-audit services by the external auditor and its affiliates and on the employment by HSBC of former employees of the external auditor or its affiliates. The Committee reviewed the independence and objectivity of the external auditor through meetings with the external auditor, annual reports on employment of former employees of the external auditor and its affiliates and quarterly reports on provision of non-audit services. The external auditor provided written confirmation of its independence under industry standards. The Committee approved the remuneration and terms of engagement of, and recommended to the Board the re-appointment of, the external auditor.

•

Financial reporting. The Committee advised the Board on meeting its external financial reporting obligations through a review of financial statements, interim reports and interim management statements prior to approval by the Board. The Committee endorsed for inclusion in the financial statements the going concern statement and the statement of compliance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the UK Corporate Governance Code. The Committee received reports on proposed changes to the Group’s disclosures in the financial statements and the adequacy of procedures to identify transactions and matters requiring disclosure under certain accounting standards. A review of accounting policies and practices, including approval of the critical accounting policies, was undertaken. The Committee considered accounting provisioning for, and disclosure of, certain litigation and regulatory matters with external legal counsel providing a status update on these matters. The Committee reviewed minutes of the Disclosure Committee. A presentation was received from the Global Head of Tax on current tax issues. The disclosure of the results of the European Banking Authority (‘EBA’) EU-wide stress testing programme was considered. Reports were received on economic hedges which do not meet the requirements of hedge accounting.

•

Terms of reference and effectiveness of the Committee. The Committee undertook a review of its terms of reference and of its own effectiveness. Changes were made to the terms of reference to minimise the overlap of responsibilities between the GAC and the GRC.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Finance Director, the Group Chief Accounting Officer, the Group Chief Risk Officer, the Group Head of Internal Audit, other senior executives and the external auditor.

Terms of reference and subsidiary company audit oversight

Since May 2011, the GAC’s responsibility for non-executive oversight of internal controls has been limited to oversight of internal controls over financial reporting, as a consequence of changes made to the terms of reference of the GRC and the GAC to minimise the overlap between the committees.

To ensure consistency of scope and approach by subsidiary company audit committees, the GAC has established core terms of reference to guide subsidiary companies when adopting terms of reference for their audit committees. The Committee’s endorsement is required for any proposed material changes to subsidiary audit committee terms of reference and for appointments to such committees.

A forum for the chairmen of our principal subsidiary committees with responsibility for non-executive oversight of financial reporting and risk-related matters is held to facilitate a consistent approach to the way in which these subsidiary committees operate. The last forum was held in November 2010 and the next will be held in June 2012.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The Board has approved, on the recommendation of the Committee, a policy for the employment by HSBC of former employees of KPMG and an annual report is received by the Committee on such former employees who are employed and the number in senior positions. This report enables the Committee to consider whether there has been any impairment, or appearance of impairment, of the external auditor’s judgement or independence in respect of the audit.

The policies for the pre-approval of specific services that may be provided by the principal auditor are kept under review by the Committee and amended as necessary to meet the dual objectives of ensuring that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditor, while also ensuring that our external auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where any HSBC company pays for the service, or is a beneficiary or addressee of the service, and has selected or influenced the choice of KPMG. All services provided by KPMG during 2011 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee.

The pre-approved services relate to regulatory reviews, agreed-upon procedures reports, other types of attestation reports, the provision of advice and other non-audit services allowed under SEC independence rules. The services fall into the categories of audit services, audit-related services, tax services and other services.

Group Risk Committee

The GRC is responsible for advising the Board on high-level risk-related matters and risk governance and for non-executive oversight of risk management and internal controls (other than over financial reporting).

Members[1]	Meetings attended

R A Fairhead (Chairman)[2]	4
J D Coombe[3]	6
J W J Hughes-Hallett	5
J R Lomax	5

Meetings held in 2011	6

1	All members are independent non-executive Directors.
2	Took a temporary leave of absence due to illness. Resumed the role of Chairman in January 2012.
3	Chaired all meetings in 2011 as acting Chairman.

John Trueman, a non-executive director of HSBC Bank plc and Chairman of its risk and audit committees, has been invited by the GRC to attend its meetings. His experience of risk-related matters in the financial services industry is valued by the Committee.

Governance

All of HSBC’s activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks. The Board, advised by the Committee, requires and encourages a strong risk governance culture which shapes the Group’s attitude to risk. The Board and the Committee oversee the maintenance and development of a strong risk management framework by the continual monitoring of the risk environment and top and emerging risks facing the Group, and mitigating actions planned and taken.

The Committee monitors the effectiveness of the Group’s risk management and internal controls other than controls over financial reporting, which are monitored by the GAC.

The governance structure for the management of risk at HSBC is set out below. Similar governance arrangements are in place in major operating subsidiaries.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Authority	Membership	Responsibilities

Board	Executive and non-executive Directors	• Approves risk appetite, strategy and performance targets for the Group • Approves appointment of senior risk officers • Delegates authority for risk management

GRC	Independent non-executive Directors

•   Advises the Board on:

–    risk appetite and alignment with strategy

–    alignment of remuneration with risk appetite (through the Group Remuneration Committee)

–    risks associated with proposed strategic acquisitions and disposals

•   Reviews the effectiveness of the Group’s systems of risk management and internal controls (other than over financial reporting)

•   Oversees the maintenance and development of a supportive culture in relation to the management of risk

Risk Management Meeting	Group Chief Risk Officer Group Chief Executive Group Finance Director Senior management

•   Formulates high-level Group risk policy

•   Exercises delegated risk management authority

•   Oversees implementation of risk appetite and controls

•   Monitors all categories of risk and determines appropriate mitigating action

Global Risk Management Board	Group Chief Risk Officer Chief Risk Officers of HSBC’s global businesses and regions Heads of risk areas within the Global Risk Function

•   Supports the Risk Management Meeting and the Group Chief Risk Officer in providing strategic direction for the Global Risk function, sets priorities and oversees their execution

•   Oversees consistent approach to accountability for, and mitigation of, risk across the Global Risk function

Subsidiary board committees responsible for risk-related matters	Independent non-executive directors and other independent members	• Provides certification to the GRC or intermediate risk committee on risk-related matters and internal controls (other than over financial reporting) of relevant subsidiaries

Risk reporting and monitoring

The GRC regularly monitors:

•	the Group’s risk appetite and risk profile against key performance/risk indicators, as set out in the Group’s Risk Appetite Statement, on a Group-wide, global business and regional basis;

•	the top and emerging risks facing the Group; and

•	the risk profiles for separate categories of risk within the Group’s business identified in the Group’s Risk Appetite Statement, on a Group-wide, global business and regional basis;

and reviews the mitigating actions proposed by management.

Reports on these items are presented at each meeting of the Committee. Regular reports from the Risk Management Meeting, which is the executive body responsible for overseeing risk, are also presented.

In carrying out its responsibilities the Committee is closely supported by the Group Chief Risk Officer. The Committee also receives regular presentations from the Group Head of Compliance, Group Head of Internal Audit and other business, function and risk heads.

Risk appetite

Risk appetite is a key component of our management of risk. The Board, advised by the GRC, approves the Group’s risk appetite, which describes the types and levels of risk that the Group is prepared to accept in executing our strategy and which is set out in the Group’s Risk Appetite Statement. Embedding the Risk Appetite Statement and the related monitoring and reporting framework across the Group has continued to be an area of significant focus in 2011 with initiatives undertaken to establish and develop:

•	Risk Appetite Statements for regions and global businesses, which are aligned with Group strategy and the Group’s risk appetite; and

•	reporting of risk appetite profile against the key performance/risk indicators set out in those Risk Appetite Statements to the Risk Management Meeting and to the GRC.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Our risk appetite framework is underpinned by the following core characteristics:

Risk appetite: core characteristics

•	Strong balance sheet

•	Strong brand

•	Healthy capital position

•	Conservative liquidity management

•	Risk must be commensurate with sustainable returns

•	Robust Group structure of separate legal entities

•	The global businesses should produce sustainable long-term earnings growth

•	Risk diversification

These core characteristics are applied to define the Risk Appetite Statements on a Group-wide, global business and regional level. The relevant strategic and operational objectives, within which we expect businesses and regions to operate, are expressed quantitatively across the following dimensions:

Strategic and operational objectives
Earnings	1. Generate sustainable economic profit commensurate with the risks taken

Capital and liquidity	2. Maintain capital in excess of regulatory and internal Economic Capital requirements

3. Maintain a strong tier 1 ratio comprising a high proportion of core tier 1

4. Maintain a well diversified funding structure with a particular focus on advances to core funding ratios

5. Off-balance sheet vehicles should not be material in size relative to the total balance sheet

Impairments and expected losses	6. Manage impairments and expected losses within the Group’s tolerance

Risk category and diversification	7. Manage all risk categories within the risk appetite

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

Top and emerging risks

Identifying and monitoring top and emerging risks is integral to our approach to risk management. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one year horizon. We consider an ‘emerging risk’ to be one which has large uncertain outcomes which may form and crystallise beyond a one year horizon and, if it were to crystallise, could have a material effect on our long-term strategy.

The GRC discusses top and emerging risks with management at each of its meetings. Current top and emerging risks, which are summarised below, are viewed as falling under three broad categories: macro-economic and geopolitical; macro-prudential, regulatory and legal risks to our business model; and risks related to our business operations, governance and internal control systems.

Further details of top and emerging risks identified through our risk management processes are set out on page 99.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Categories	Top and emerging risks

Macro-economic and geopolitical risk	• Eurozone – risk of sovereign default • Eurozone member departing from the currency union • Increased geopolitical risk in certain regions

Macro-prudential, regulatory and legal risks to our business model

•    Regulatory developments affecting our business model and Group profitability

•    Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•    Dispute risk

Risks related to our business operations, governance and internal control systems

•    Challenges to achieving our strategy in a downturn

•    Internet crime and fraud

•    Social media risk

•    Level of change creating operational complexity and heightened operational risk

•    Information security risk

Stress testing

Our stress testing and scenario analysis programme is central to the monitoring of top and emerging risks. It highlights the vulnerabilities of our business and capital plans to the adverse effects of extreme but plausible events.

The outcome of the testing and analysis is also used to assess the potential impact of the relevant scenarios on the demand for regulatory capital compared with its supply.

Management develops action plans to mitigate risks identified. The extent to which those action plans are implemented depends on management’s evaluation of the risks and their potential consequences, taking into account HSBC’s risk appetite.

Further information on scenario stress testing is set out on page 188.

Stress tests and scenario tests fall into three main classifications: regulatory scenarios; Group-wide business scenarios; and specific business or exposure scenarios.

During the year, the GRC reviewed the outcome of Group-wide stress tests and scenario analysis undertaken in accordance with the requirements of the FSA, the EBA and the IMF involving analysis of capital levels and requirements in various stress scenarios. We satisfied the required thresholds in each of these tests. The GRC also considered the outcome of stress tests undertaken on specific business risks and exposures, including exposure to eurozone counterparties and sovereigns and to the residential mortgage business in Hong Kong, and the implementation of action plans to mitigate risks where appropriate.

Internal Audit has conducted a review of stress testing within the Group including model development, validation and use, and the methodology, governance and management of enterprise-wide stress testing. The development of HSBC’s stress testing and scenario testing analysis programme will continue to be an area of focus for the Committee.

Committee activities

The GRC undertook the following key activities in the discharge of its responsibilities:

•

Oversight of executive risk management. Regular reports and presentations were received from the Group Chief Risk Officer including at each meeting a presentation of a ‘risk map’, which provided detailed analysis, on a Group-wide, global business and regional basis, of risk profiles for categories of risk identified in the Group Risk Appetite Statement, and of a top and emerging risks report which summarised proposed mitigating actions for identified risks. The Committee reviewed minutes of the GAC, Group Remuneration Committee and executive committee meetings including the GMB, the Risk Management Meeting and the Group Reputational Risk Policy Committee. Reports were received from the Group General Counsel on forward-looking legal risks, the Group Head of Compliance on forward-looking compliance risks and from the Group Remuneration Committee and Head of Group Performance and Reward. Updates were received on the on-going investigations by US regulatory and law enforcement authorities and US dispute risk, and compliance matters in the US. The Group Finance Director and the Group Chief Accounting Officer regularly attended meetings of the Committee and other senior financial, risk, internal audit, legal and compliance executives attended as appropriate.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•	Stress testing. The Committee reviewed the outcome of stress tests as referred to in the section headed ‘Stress Testing’ on page 236.

•

Review of effectiveness of internal controls. A series of presentations were made, and reports submitted by, the Group Chief Risk Officer and other business and function heads to the Committee on the risk control framework in their respective business or function. Reports from the Group Head of Internal Audit on the internal audit process and weaknesses identified in internal controls (other than over financial reporting) were presented to the Committee, as well as reports from the external auditor and regulators relating to the internal control system. The Committee undertook an annual review process of HSBC’s system of internal controls, other than over financial reporting. HSBC’s internal control system is described on page 240. The Committee had regular discussions at meetings with the external auditor and the Group Head of Internal Audit, with opportunities at each meeting for discussions to take place without management present.

•

Risk appetite. The Group Risk Appetite Statement for 2011 was recommended to the Board for approval following consideration of the alignment of risk appetite and Group strategy. The Committee undertook regular reviews of the Group’s risk profile against the key performance indicators set out in the Risk Appetite Statement and considered the need for any adjustment to the risk appetite. Reports and presentations were received from the Group Chief Risk Officer, including on liquidity and capital management and the results of HSBC’s stress testing and scenario analysis programme.

•

Alignment of remuneration with risk appetite. Presentations and reports were received on remuneration-related proposals to assist the Committee in giving advice to the Group Remuneration Committee on the alignment of remuneration with risk appetite. The GRC considered risk-related issues to be taken into account by the Group Remuneration Committee, including when determining the total variable pay funding pool for the 2011 performance year. The funding methodology, including the proposed ratio between variable pay funding, dividends and capital retained, was also considered. The Committee received presentations on the procedure for determining individual variable pay awards including the risk assessment process for identifying matters for which risk-related adjustments may be made to individual and team awards. The process by which an individual’s adherence to HSBC Values and the Group’s risk-related policies and procedures is taken into account in performance assessment and determination of variable pay was also presented to the Committee. The Committee considered the framework to be used by the Group Remuneration Committee in exercising its discretion in delivering performance awards for the 2011 performance year and the proposed design of the performance scorecard for the 2012 performance year. The Committee provided advice and feedback on risk-related matters to the Group Remuneration Committee where appropriate.

•

Top and emerging risks. In monitoring top and emerging risks the Committee received regular reports from the Group Chief Risk Officer and the Group Head of Compliance as well as other members of senior management on risks identified and developments in the Group’s business, including the changing regulatory environment and global market risk such as the implications of the eurozone crisis and the impact of the tightening of liquidity in the money markets. The Committee reviewed minutes of executive committee meetings including meetings of the GMB, the Risk Management Meeting and Group Reputational Risk Policy Committee.

•

Acquisitions. The Committee received reports and presentations on risk issues relating to proposed strategic acquisitions and advised the Board appropriately. The Group Head of Mergers and Acquisitions and other members of senior management involved in the proposed acquisitions attended meetings of the Committee as appropriate.

•

Terms of reference and Committee effectiveness. The Committee undertook a review of its terms of reference and of its own effectiveness. Changes were made to the Committee’s terms of reference to minimise the overlap of responsibilities between the GRC and the GAC.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chief Risk Officer, the Group Head of Internal Audit, the Group Finance Director, other senior executives and the external auditor.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Professional external advice on US compliance matters has been provided by Promontory Financial Group, US financial consultants.

Terms of reference and subsidiary company risk oversight

Since May 2011, the GRC has been responsible for non-executive oversight of risk management and internal controls, other than internal controls over financial reporting, as a consequence of changes made to the terms of reference of the GRC and the GAC to minimise the overlap between the committees.

To ensure consistency of scope and approach by subsidiary company committees, the GRC has established core terms of reference to guide subsidiary companies when adopting terms of reference for their non-executive risk committees (or audit committees if those committees are also responsible for risk oversight). The Committee’s endorsement is required for any proposed material changes to subsidiary risk committee terms of reference and for appointments to such committees.

A forum for the chairmen of our principal subsidiary committees with responsibility for non-executive oversight of financial reporting and risk-related matters is held to facilitate a consistent approach to the way in which these subsidiary committees operate. The last forum was held in November 2010 and the next will be held in June 2012.

Group Remuneration Committee

Members[1]	Meetings attended[2]

J L Thornton (Chairman)	8
J D Coombe	9
W S H Laidlaw	9
G Morgan	8

Meetings held in 2011	9

1	All members are independent non-executive Directors.
2	During the year two meetings were held at short notice.

The Group Remuneration Committee is responsible for approving remuneration policy. As part of its role, it considers the terms of bonus plans, share plans, other long-term incentive plans and the individual remuneration packages of executive Directors and other senior Group employees, including all in positions of significant influence and those having an impact on our risk profile and in doing so takes into account the pay and conditions across the Group. No directors are involved in deciding their own remuneration.

The Directors’ Remuneration Report is set out on pages 256 to 274.

Nomination Committee

Members[1]	Meetings attended

Sir Simon Robertson[2] (Chairman)	4
D J Flint[3]	4
R A Fairhead[4]	3
J W J Hughes-Hallett	4
Sir Brian Williamson	4

Meetings held in 2011	4

1	Since 2 December 2011, all members are independent non-executive Directors.
2	Appointed Chairman 2 December 2011.
3	Retired as Chairman and a member of the Committee on 2 December 2011.
4	Took a temporary leave of absence due to illness.

On 2 December 2011, Sir Simon Robertson was appointed Chairman of the Nomination Committee in succession to D J Flint who stepped down from the Nomination Committee. D J Flint has been invited to continue to attend meetings of the Committee.

Committee activities

The Committee undertook the following key activities in the discharge of its responsibilities:

•

Appointments of new Director: The Committee oversaw the process for the appointment of L M L Cha as a Director. L M L Cha has been deputy chairman of The Hongkong and Shanghai Banking Corporation since 2 March 2007 and was therefore well known to members of the Board prior to her appointment as a Director. Neither external consultants nor advertising were considered necessary in relation to this appointment.

•

Board appointment process. The Committee leads the process for Board appointments, with the support of external consultants as appropriate, and has satisfied itself that appropriate plans are in place for orderly succession to the Board reflecting an appropriate balance of skills and experience on the Board.

•

Forward planning. The Committee maintains a forward-looking schedule of potential candidates for appointment to the Board that takes into account the needs and development of the Group’s businesses and the expected retirement dates of current Directors.

•

Size, structure and composition. The Committee monitored the size, structure and composition of the Board through consideration of the skills, knowledge and experience required of the Board and the skills, knowledge and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

experience of the current Directors. The Committee considered the re-election of Directors at the Annual General Meeting and on the recommendation of the Committee, the Board has decided that all Directors should be subject to re-election by shareholders in 2012.

•

Gender diversity. The Committee reviewed Lord Davies of Abersoch’s report ‘Women on Boards’ and amendments to the UK Corporate Governance Code. The benefits of diversity continue to influence succession planning and are key criteria in the instructions to external search consultants.

•

Terms of reference and Committee effectiveness. The Committee undertook a review of its terms of reference and amendments were made to make explicit reference to the need to have regard to the benefits of diversity when identifying suitable candidates for appointment to the Board. The effectiveness of the Committee was reviewed as part of the Board’s performance evaluation.

Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience of the Board and, in light of this, and taking into account the needs of the Group’s businesses, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to us. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them.

Corporate Sustainability Committee

Members	Meetings attended

N R N Murthy (Chairman)	4
L M L Cha[1]	3
V H C Cheng[2]	1
G V I Davis[3]	4
Lord May[3]	3
Dame Mary Marsh[3]	4

Meetings held in 2011	4

1	Appointed a member on 3 May 2011. Eligible to attend 3 meetings.
2	Retired as a Director on 27 May 2011. Eligible to attend 2 meetings.
3	Non-Director members of the Committee.

Sustainability governance

The Corporate Sustainability Committee is responsible for overseeing the Group’s Corporate Sustainability policies (principally environmental, social and ethical matters) and for advising the

Board, committees of the Board and executive management on such matters.

HSBC has a Corporate Sustainability department within Group Head Office and in each of our major regions and countries of operation. At an operational level, implementation of our sustainability policies is managed primarily by Group Corporate Sustainability, Group Human Resources and Global Risk.

HSBC reports on progress in developing and implementing our sustainability strategy annually in the HSBC Sustainability Report, which is independently verified and prepared using the Global Reporting Initiative. PricewaterhouseCoopers verified the Group’s commitment to carbon neutrality and adherence to the Equator Principles. The HSBC Sustainability Report 2011 will be issued on 25 May 2012 and will be available at www.hsbc.com/sustainability.

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

We aim to take advantage of the opportunities and manage the risks presented by emerging global trends by developing sustainable business models to address them. We understand that the world is changing; in 2011 the world’s population was estimated to have passed seven billion people, compared to approximately three billion just

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

50 years earlier; people are also living longer – the percentage of the global population aged 65 years or older is now estimated to be about 7.5% of the total population, compared with about 5% 50 years ago. Increasing urbanisation is also a significant trend with over half the world’s population now living in cities. The effects of continued population and economic growth are reflected in rising atmospheric CO2 levels and high commodity prices, and are raising concerns over potential resource constraints. HSBC will continue to play a leading role in shaping the market response to these challenges, identifying how business can adapt in ways that bring both social and environmental benefits, while providing viable economic returns. In 2011, we continued to research the likely effects that climate change, and the responses to it, will have on our business and those of our customers. For example we published research reports into ‘The World in 2050’ and ‘Scoring Climate Change Risk – Which countries are most vulnerable?’

Operational environmental efficiency

We focus our environmental initiatives primarily on addressing and responding to issues associated with climate change, including energy use, water and waste management. This issue has the potential to affect materially our customers and, by extension, our long-term success, introducing new risks to business activity. At the end of 2011, we committed to a series of targets stretching through to 2020, which will further reduce HSBC’s impact on the environment.

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

Our focus is on education and the environment because we believe they are essential building blocks for the development of communities and are prerequisites for economic growth. These philanthropic programmes aim to involve employees in the work of local NGOs and charities. Our global education programmes focus on helping disadvantaged children, promoting financial literacy and environmental education and understanding. Our flagship US$100m environmental programme, the HSBC Climate Partnership, came to an end at the close of 2011. Over the last five years we have worked alongside The Climate Group, Earthwatch, Smithsonian Tropical Research Institute and WWF on tackling climate change. The Climate Partnership has created a global community of 2,233 HSBC employees, called Climate Champions, who have conducted research in the field and applied this learning to our business. The Partnership also benefitted from 63,000 days of volunteering HSBC colleagues.

In 2011, we donated a total of US$96m to community investment projects (2010: US$108m).

Employee issues

‘Employee engagement’ describes employees’ emotional and intellectual commitment to their organisation and its success and is critical to the long-term ability of the Group to deliver the highest quality of financial services. Our Global People Survey shows that employees value our commitment to sustainable business practices and view us as being a leader in this regard. In 2011, 81% of colleagues said they were satisfied with the actions HSBC is taking to embed sustainability (e.g. environmental and social issues) into the way we run our business.

Sustainability risk

Our approach to managing sustainability risk is detailed in the Appendix to Risk on page 210.

Internal control

The Directors are responsible for internal control in HSBC and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for the reliability and usefulness of financial information used within the business or for publication. Such procedures are designed to manage and mitigate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement, errors, losses or fraud. The procedures also enable HSBC Holdings to discharge its obligations under the Handbook of Rules and Guidance issued by the FSA, HSBC’s lead regulator.

The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code on corporate governance issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

management of the significant risks faced by HSBC have been in place throughout the year and up to 27 February 2012, the date of approval of the Annual Report and Accounts 2011. In the case of companies acquired during the year, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

Key internal control procedures include the following:

•

Delegation of authority within limits set by the Board. Authority to operate the various subsidiaries and responsibilities for financial performance against plans and for capital expenditure are delegated to their respective chief executive officers within limits set by the Board. Delegation of authority from the Board to individuals requires those individuals to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board.

•

Group standards. Functional, operating, financial reporting and certain management reporting standards are established by global function management committees, for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•

Risk identification and monitoring. Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, market, liquidity, capital, financial management, model, reputational, pension, strategic, sustainability and operational risk (including accounting, tax, legal, compliance, fiduciary, information security, security and fraud, systems and people risk). Exposure to these risks is monitored by risk management committees, asset and liability committees and executive committees in subsidiaries and, for HSBC as a whole, by the GMB. Risk Management Meetings, chaired by the Group Chief Risk Officer, are held in each month (except August) to address asset, liability and risk management issues. The minutes of these meetings are submitted to the GAC, the GRC and the Board.

•	Global Operational Risk and Control Committee. The Global Operational Risk and

Control Committee (‘GORCC’), which reports to the Risk Management Meeting, meets at least quarterly to monitor HSBC’s operational risk profile and review the effective implementation of the Group’s operational risk management framework. The GORCC receives quarterly reports on the Group’s operational risk profile, including performance against risk appetite, top and emerging risks, control issues, operational risk loss events and key risk indicators.

•

Disclosure Committee. The Disclosure Committee reviews material public disclosures made by HSBC Holdings for any material errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the Heads of the Finance, Legal, Risk, Compliance, Corporate Communications, Investor Relations and Internal Audit functions and representatives from the principal regions and global businesses. The integrity of disclosures is underpinned by structures and processes within the Finance and Risk functions that support expert and rigorous analytical review of financial reporting complemented by certified reviews by Heads of global businesses, global functions and certain legal entities.

•

Financial reporting. The Group financial reporting process for preparing the consolidated Annual Report and Accounts 2011 is controlled using documented accounting policies and reporting formats, supported by a chart of accounts with detailed instructions and guidance on reporting requirements, issued by Group Finance to all reporting entities within the Group in advance of each reporting period end. The submission of financial information from each reporting entity to Group Finance is subject to certification by the responsible financial officer, and analytical review procedures at reporting entity and Group levels.

•

Changes in market conditions/practices. Processes are in place to identify new risks arising from changes in market conditions/ practices or customer behaviours, which could expose us to heightened risk of loss or reputational damage. During 2011, attention was focused on:

–	embedding further risk appetite and stress testing into the business of HSBC through refining processes around risk identification and forward-looking risks;

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

–	the top and emerging risk process prompted a number of reviews and special papers on key risks, which were presented to the Risk Management Meeting, GRC and Board;

–	managing geopolitical risk and ongoing instability in the eurozone;

–	managing and mitigating the uncertain economic risks within major markets particularly in the US;

–	a single name concentration risk process for HSBC’s larger corporate exposures;

–	the Group’s global wholesale risk aggregation system which has been implemented Group-wide;

–	the mitigation of information risks; and

–	enhancement of polices and practices relevant to the prevention of financial crimes.

•

Strategic plans. Periodic strategic plans are prepared for global businesses, support functions and certain geographies within the framework of the Group’s strategy. Rolling operating plans, informed by detailed analysis of risk appetite describing the types and quantum of risk that we are prepared to take in executing our strategy, are prepared and adopted by all major HSBC operating companies and set out the key business initiatives and the likely financial effects of those initiatives.

•

Governance arrangements. Governance arrangements are in place to provide oversight of, and advice to the Board on, material risk-related matters including assurance that risk analytical models are fit for purpose, used accordingly and complemented by both model-specific and enterprise-wide stress tests that evaluate the impact of severe yet plausible events and other unusual circumstances not fully captured by quantitative models.

•	IT operations. Centralised functional control is exercised over all IT developments and operations. Common systems are employed for similar business processes wherever practicable.

•

Functional management. Global functional management is responsible for setting policies, procedures and standards for the following risks: credit, market, liquidity, capital, financial management, model, reputational, pension strategic, sustainability and operational risk (including accounting, tax, legal, compliance, fiduciary, information security, security and fraud, systems and people risk). Authorities to enter into credit and market risk exposures are delegated with limits to line management of Group companies. The concurrence of the appropriate global function is required, however, to credit proposals with specified higher risk characteristics. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•

Reputational risk. Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board and the GMB, subsidiary company boards, Board committees and senior management. Reputational risks can arise from environmental, social or governance issues, as a consequence of operational risk events or as a result of employees acting in a manner inconsistent with HSBC’s Values. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business or use financial products and services.

•

Internal Audit. The establishment and maintenance of appropriate systems of internal control is primarily the responsibility of business management. The Internal Audit function, which is centrally controlled, monitors the effectiveness of internal control structures across the whole of HSBC focusing on the areas of greatest risk to HSBC as determined by a risk-based grading approach. The Head of this function reports to the Group Chairman, the Group Chief Executive, the GAC and the GRC on risk-related matters.

•

Internal Audit recommendations. Executive management is responsible for ensuring that recommendations made by the Internal Audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to Internal Audit. Executive management must also confirm annually as part of the internal audit process that offices under their control have taken, or are in the process of taking, the appropriate actions to deal with all significant recommendations made by the external auditor in management letters or by regulators following regulatory inspections.

In May 2011, amendments were made to the terms of reference of the GRC and the GAC to minimise the overlap between the Committees. As a result, the GAC has non-executive responsibility for

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

oversight of internal controls over financial reporting and the GRC has non-executive responsibility for internal controls other than over financial reporting.

The GRC and the GAC have kept under review the effectiveness of this system of internal control and have reported regularly to the Board of Directors. In carrying out their reviews the GRC and the GAC receive regular business and operational risk assessments; regular reports from the Group Chief Risk Officer and the Group Head of Internal Audit; reports on the annual reviews of the internal control framework of HSBC Holdings and of major operating subsidiary companies, in each case measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; semi-annual confirmations from chief executives of principal subsidiary companies as to whether there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. The GRC monitors the status of top and emerging risks which impact the Group and considers whether the mitigating actions put in place are appropriate. In addition, when unexpected losses have arisen or when incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the GRC and the GAC review special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.

The Directors, through the GRC and the GAC, have conducted an annual review of the effectiveness of our system of internal control covering all material controls, including financial, operational and compliance controls, risk management systems, the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function, and their training programmes and budget. The review does not extend to joint ventures or associates. The GRC and the GAC have received confirmation that executive management has taken or is taking the necessary actions to remedy any failings or weaknesses identified through the operation of our framework of controls.

Going concern basis

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Report. In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are described in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Operating and Financial Review’ section; and HSBC’s objectives, policies and processes for managing credit, liquidity and market risk, and its approach to capital management and allocation, are described in the ‘Risk’ section.

Employees

At 31 December 2011, HSBC employed 298,000 full-time and part-time employees worldwide, compared with 307,000 at 31 December 2010 and 302,000 at 31 December 2009. The main centres of employment were the UK with approximately 51,000 employees, India 32,000, Hong Kong 30,000, the US 24,000, Brazil 24,000, Mexico 19,000, mainland China 17,000 and France 10,000.

In the context of the current global financial services operating environment, a high performance and values-led work force is critical. We encourage open and honest communication in decision making. Employment issues and the financial and economic factors affecting HSBC’s performance are regularly shared with our employees.

Global People Survey

In 2011, we conducted our fifth Group-wide Global People Survey, which achieved a participation rate of 81%. The survey gives employees the opportunity to provide feedback on their experience of HSBC and involves them in identifying actions to improve their experience. Employee engagement improved 1 percentage point from 68% in 2010 to 69% in 2011. This was 2 percentage points higher than the financial services sector average and 7 percentage points above the external global average.

Those who participate in our corporate sustainability initiatives continue to exhibit higher levels of engagement. Employees reported improvement on personal aspects of their employment experience such as work-life balance and performance management. Their experience of a values-led culture and effective team working were also positive. Both were above the financial sector average with a values-led culture achieving 1 percentage point above the global best in class.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Reward

Our approach to reward is meritocratic and market competitive, underpinned by an ethical performance culture which aligns the interests of our employees, shareholders and regulators. See Employee share plans on page 245.

We negotiate and consult with recognised unions as appropriate. The five highest concentrations of union membership are in Argentina, Brazil, mainland China, Malta and Mexico. It is our policy to maintain well-developed communications and consultation programmes with all employee representative bodies and there have been no material disruptions to our operations from labour disputes during the past five years.

Diversity and inclusion

Our deep roots in many geographical regions and an international approach inform our perspective on diversity: ethnicity, age and gender diversity are areas of strategic focus. We remain committed to meritocracy, which requires a diverse and inclusive culture where employees believe that their views are heard, their concerns are attended to and they work in an environment where bias, discrimination and harassment on any matter (e.g. religion, sexuality and disability) are not tolerated and where advancement is based on objectivity. Our inclusive culture helps us respond to our increasingly diverse customer base, while developing and retaining a secure supply of skilled, committed employees. Oversight of our Diversity and Inclusion agenda and related activities resides with executives on the Group Diversity Committee, complemented by the Group People Committee and local People/Diversity Committees.

The role of HSBC Values in daily operating practice has taken on increased significance in the context of the global financial crisis with changes to regulatory policy, investor confidence and society’s view of the role of banks.

Staff development

The development of talented employees in both developed and emerging markets is essential to the future strength of our business. We have implemented a systematic approach to identifying and deploying talented employees across the organisation to ensure an appropriate supply of high calibre individuals with the skills and experience for current and future senior management positions.

In 2011, we continued to build global consistency across our learning curricula and to improve the relevance and quality of learning programmes. We have endeavoured to achieve a standard of excellence focusing on leadership and technical capability.

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

Health and safety

The maintenance of appropriate health and safety standards remains a key responsibility of all managers and we are committed to proactively managing all health and safety risks associated with our business. Our objectives are to identify, remove, reduce or control material risks relating to fires and accidents or injuries to employees and visitors.

Group standards, instructions, policies and guidance for all Health, Safety and Fire Policies are set by Group Corporate Real Estate. Achieving these in each country in which we operate is the responsibility of the Chief Operating Officer of that country with support and coordination provided by the Health and Safety Coordinator for that country.

In terms of physical and geopolitical risk, Global Security and Fraud Risk provides regular Security Risk Assessments to assist management in judging the level of terrorist and violent criminal threat. Regional Security and Fraud Risk functions conduct regular security reviews of all Group buildings to ensure measures to protect our staff, buildings, assets and information are appropriate to the level of threat.

We remain committed to maintaining our preparedness and to ensuring the highest standards of health and safety wherever in the world we operate.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Remuneration policy

The quality and commitment of our human capital is deemed fundamental to our success and accordingly the Board aims to attract, retain and motivate the very best people. As trust and relationships are vital in our business our broad policy is to recruit those who are committed to making a long-term career with the organisation.

HSBC’s reward strategy supports this objective through focusing on both short and sustainable performance over the long term. It aims to reward success, not failure, and be properly aligned with risk. In order to ensure alignment between remuneration and our strategy, individual remuneration is determined through assessment of performance delivered against both annual and long-term objectives summarised in performance scorecards and adherence to the HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. Altogether, performance is judged, not only on what is achieved over the short and medium term, but also on how it is achieved as the latter contributes to the sustainability of the organisation.

The financial and non-financial measures that comprise the annual and long-term scorecards are carefully considered to ensure alignment with the long-term strategy of the Group.

Further information on the Group’s approach to remuneration is given on page 256.

Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of shares are granted under HSBC’s share plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period.

Share options may also be granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011, following shareholder approval at the Annual General Meeting. No share options have been granted under this plan.

A summary for each plan of the total number of the options which were awarded, exercised or lapsed during 2011 is shown in the following tables. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’, then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 272.

Note 9 on the Financial Statements gives details on share-based payments, including discretionary awards of shares granted under HSBC’s share plans.

All-employee share option plans

All employees employed within the Group on the first working day of the year may be granted options to acquire HSBC Holdings ordinary shares under shareholder-approved all-employee share option plans. Options under the plans are usually exercisable after one, three or five years.

The exercise of the options may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The middle market closing price for HSBC Holdings ordinary share quoted on the London Stock Exchange, as derived from the Daily Official List on 19 April 2011, the day before options were granted in 2011, was £6.41.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Awarded	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2011	during year	during year	during year	31 Dec 2011

Savings-Related Share Option Plan[1]
24 May 2005	20 Apr 2011	(£) 3.3116	(£) 6.6870	1 Aug 2010	31 Jan 2017	67,737,865	7,742,930	1,387,867	5,593,819	68,499,109

Savings-Related Share Option Plan: International[2]
24 May 2005	20 Apr 2011	(£) 3.3116	(£) 6.6870	1 Aug 2010	31 Jan 2017	28,660,942	7,557,671	2,733,297	6,870,063	26,615,253

26 Apr 2006	20 Apr 2011	(US$) 4.8876	(US$) 12.0958	1 Aug 2010	31 Jan 2017	10,899,415	2,189,050	840,284	2,496,115	9,752,066

26 Apr 2006	20 Apr 2011	(€) 3.6361	(€) 9.5912	1 Aug 2010	31 Jan 2017	3,128,508	581,297	127,587	405,953	3,176,265

26 Apr 2006	20 Apr 2011	(HK$) 37.8797	(HK$) 94.5057	1 Aug 2010	31 Jan 2017	47,428,892	5,127,912	2,350,010	4,784,283	45,422,511

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.07.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.90.

Discretionary Share Option Plans

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2011	during year[2]	during year	31 Dec 2011

HSBC Holdings Group Share Option Plan[1]
23 Apr 2001	20 Apr 2005	(£) 6.0216	(£) 7.9606	23 Apr 2004	20 Apr 2015	153,189,587	645,987	31,751,804	120,791,796

HSBC Share Plan
30 Sep 2005		(£) 7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.90.

There have been no grants of discretionary share options under employee share plans since 30 September 2005.

Subsidiary company share plans

HSBC France and subsidiary company

When it was acquired in 2000, HSBC France and certain of its subsidiary companies, including HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares.

On 31 October 2011, HSBC Private Bank France merged with HSBC France. Options held over shares of HSBC Private Bank France were converted into options held over shares of HSBC France, at an exchange ratio of 7 HSBC France shares for 45 HSBC Private Bank France shares. The exercise price payable for each option was adjusted using the same exchange ratio.

Details of outstanding options to acquire shares in HSBC Private Bank France before the merger with HSBC France are set out in the following table headed ‘HSBC Private Bank France’. Details of outstanding options to acquire shares in HSBC France after the merger are set out in the following table headed ‘HSBC France’. All holders of options to acquire shares of HSBC France are obliged to exchange the HSBC France shares they receive on exercise of these options for HSBC Holding shares. No further options will be granted under the share plans of HSBC Private Bank France or HSBC France.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

HSBC Private Bank France

						HSBC Private Bank shares of €2
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2011	during year	during year[1]	31 Oct 2011[2]

15 May 2001	1 Oct 2002	(€) 20.80	(€) 22.22	15 May 2002	1 Oct 2012	287,100	–	141,525	145,575

1	These options lapsed prior to the merger with HSBC France. Following the lapse of these options, the only options left outstanding on 31 October 2011 were those awarded on 1 October 2002.
2	These options were converted into options over HSBC France shares on completion of the merger. There were no options outstanding on 31 December 2011.

HSBC France

				HSBC France shares of €5
	Exercise price	Exercisable		At	Exercised	Lapsed	At
Date of award	(€)	from	to	31 Oct 2011[1]	during year	during year	31 Dec 2011[2]

1 Oct 2002	142.84	2 Oct 2005	1 Oct 2012	22,645	–	–	22,645

1	These options replaced the options over shares in HSBC Private Bank France which were outstanding on 31 October 2011 prior to the completion of the merger.
2	When exercised, options over HSBC France Shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 13.499897 HSBC Holdings ordinary shares for each HSBC France share. At 31 December 2011, The CCF Employee Benefit Trust 2001 (Private Banking France) held 989,502 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares issued following the exercise of these options.

HSBC Finance

Upon the acquisition of HSBC Finance in 2003, all outstanding options over, and rights to receive, HSBC Finance common shares were converted into options over, and rights to receive, HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each

HSBC Finance common share). The exercise price payable for each option was adjusted using the same exchange ratio.

Details of options to acquire shares in HSBC Holdings under share plans of HSBC Finance are set out in the following table. No further options will be granted under share plans of HSBC Finance.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2011	during year	during year	31 Dec 2011[1]

12 Nov 2001	20 Nov 2002	(US$) 9.29	(US$) 18.62	12 Nov 2002	20 Nov 2012	11,117,826	–	8,688,288	2,429,538

1	At 31 December 2011, the HSBC (Household) Employee Benefit Trust 2003 held 2,335,315 HSBC Holdings ordinary shares and 1,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

HSBC Bank Bermuda

Upon the acquisition of HSBC Bank Bermuda in 2004, all outstanding options over HSBC Bank Bermuda shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda share) by the average price of HSBC Holdings ordinary shares over the 5 day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same exchange ratio.

Details of options to acquire shares in HSBC Holdings under the share plans of HSBC Bank Bermuda are set out in the following table. No further options will be granted under the share plans of HSBC Bank Bermuda.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

HSBC Bank Bermuda

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2011	during year	during year	31 Dec 2011[1]

Share Option Plan 1997

11 Jan 2001		(US$ 12.44)	–	11 Jan 2002	11 Jan 2011	61,901	–	61,901	–
Share Option Plan 2000
11 Jan 2001	21 Apr 2003	(US$ 9.32)	(US$ 15.99)	11 Jan 2002	21 Apr 2013	2,250,966	–	1,236,940	1,014,026
Directors’ Share Option Plan
28 Mar 2001	3 Apr 2002	(US$ 13.73)	(US$ 13.95)	28 Mar 2002	3 Apr 2012	26,166	–	9,285	16,881

1	At 31 December 2011, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

Other required disclosures

Further information about share capital, directors’ interests, supplier payment policy, dividends and shareholders is set  out in the Appendix to this section on page 249.

Annual General Meeting

All Directors listed on pages 218 to 223 attended the 2011 Annual General Meeting with the exception of N R N Murthy who was unable to attend. V H C Cheng, who ceased to be a Director from the conclusion of the Annual General Meeting, was also unable to attend.

Our Annual General Meeting in 2012 will be held at the Barbican Hall, Barbican Centre, London EC2 on 25 May 2012 at 11.00 am.

An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on Monday 21 May 2012 at 4.30 pm.

Resolutions to receive the Annual Report and Accounts, approve the Directors’ Remuneration Report, re-elect Directors and reappoint KPMG Audit Plc as auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board has recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, disapply pre-emption rights, renew the scrip dividend alternative and approve general meetings (other than Annual General Meetings) being called on a minimum of 14 clear days’ notice.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Annual General Meeting until 30 June 2012 a recording of the proceedings will be available on www.hsbc.com.

On behalf of the Board

D J Flint, Group Chairman                         27 February 2012

HSBC Holdings plc

Registered number 617987

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Appendix to Report of the Directors Other required disclosures

Share capital

Issued share capital

The nominal value of our issued share capital paid up at 31 December 2011 was US$8,934,057,323 divided into 17,868,085,646 ordinary shares of US$0.50 each, 1,450,000 non-cumulative preference shares of US$0.01 each and 1 non-cumulative preference share of £0.01.

The percentage of the nominal value of our total issued share capital paid up at 31 December 2011 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and the non-cumulative preference share of £0.01 was approximately 99.9998%, 0.0002%, and 0%, respectively.

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

Ordinary shares

Subject to the Companies Act 2006 and the Articles of Association, the shareholders may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, though no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles of Association, the Board may, with the prior authority of an ordinary resolution passed by the shareholders and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2007 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the conclusion of the Annual General Meeting in 2012. A resolution to renew Directors’ authority to offer a scrip dividend alternative will be proposed at the Annual General Meeting in 2012.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

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

Dollar Preference Shares

Holders of the Dollar Preference Shares are only entitled to attend and vote at general meetings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. In the case of the Dollar Preference Shares in issue at 27 February 2012 the relevant period determined by the Board is four consecutive dividend payment dates. Whenever holders of the Dollar Preference Shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

Subject to the Articles of Association, holders of the Dollar Preference Shares have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). A dividend of US$62 per annum is payable on each Dollar Preference Share in issue at 27 February 2012. The dividend is paid at the rate of US$15.50 per quarter at the sole and absolute discretion of the Board.

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

Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, holders of the Dollar Preference Shares have the right in a winding up of HSBC Holdings to receive out of the assets of HSBC Holdings available for distribution to its shareholders, in priority to any payment to the holders of the ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other relevant preference shares and any other shares expressed to rank pari passu therewith as regards repayment of capital; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards repayment of capital), a sum equal to any unpaid dividend on the Dollar Preference Shares which is payable as a dividend in accordance with or pursuant to the Articles of Association and the amount paid up or credited as paid up on the Dollar Preference Shares together with such premium (if any) as may be determined by the Board prior to allotment thereof. In the case of the Dollar Preference Shares in issue at 27 February 2012, the premium is US$999.99 per Dollar Preference Share.

The Dollar Preference Shares may be redeemed in accordance with the Articles of Association and the terms on which Dollar Preference Shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 27 February 2012, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to prior notification to the FSA.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Sterling Preference Shares

The Sterling Preference Shares carry the same rights and obligations under the Articles of Association as the Dollar Preference Shares, save in respect of certain rights and obligations that attach to Sterling Preference Shares to be determined by the Board prior to allotment of the relevant preference shares and the timing and payment of proceeds from the redemption of each class of share. The one Sterling Preference Share in issue at 27 February 2012 carries the same rights and obligations as the Dollar Preference Shares in issue at 27 February 2012 to the extent described in the section above save as follows:

1.	the holder of the Sterling Preference Share is not entitled to attend or vote at general meetings;

2.	the Sterling Preference Share may be redeemed in whole on any date as may be determined by the Board; and

3.	the exceptions to the circumstances in which a dividend will not be declared or paid do not apply.

A dividend of £0.04 per annum is payable on the Sterling Preference Share in issue at 27 February 2012. The dividend is paid at the rate of £0.01 per quarter at the sole and absolute discretion of the Board.

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

Share capital during 2011

The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:

Scrip dividends

	HSBC Holdings ordinary shares of US$0.50		Market value
Issued in lieu of	In	Number	US$	£
Third interim dividend for 2010	January 2011	19,637,010	10.4577	6.5644
Fourth interim dividend for 2010	May 2011	110,222,824	10.2564	6.2642
First interim dividend for 2011	July 2011	19,973,377	10.2077	6.3268
Second interim dividend for 2011	October 2011	20,741,956	8.5685	5.1714

All-Employee share plans

	Number		Exercise price
			from	to
HSBC Holdings savings-related share option plans
HSBC ordinary shares issued in £	4,121,164		£3.3116	6.6870
HSBC ordinary shares issued in HK$	2,350,010	HK$	37.8797	94.5057
HSBC ordinary shares issued in US$	840,284	US$	4.8876	12.0958
HSBC ordinary shares issued in €	127,587		€3.6361	9.0818
Options over HSBC ordinary shares lapsed	20,150,233
Options over HSBC ordinary shares granted in response to 45,000 applications from HSBC employees in 70 countries and territories on 20 April 2011	23,198,860		–
Plan d’Epargne Entreprise
HSBC ordinary shares issued for the benefit of non-UK resident employees of HSBC France and its subsidiaries	3,269,545		€5.9310

Discretionary share incentive plans

	HSBC ordinary shares issued	Exercise price (£)		Options lapsed
		from	to
Options exercised under:
The HSBC Holdings Group Share Option Plan	645,987	6.0216	7.9606	31,751,804
The HSBC Share Plan	–	–	–	–

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Authority to allot shares

At the Annual General Meeting in 2011, shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 3,541,390,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 885,347,500 ordinary shares wholly for cash to persons other than existing shareholders.

Other than as described above, the Directors did not allot any shares during 2011.

Treasury shares

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury. No shares are currently held in treasury.

Directors’ interests

Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2011 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings and its associated corporations:

Directors’ interests – shares and loan capital

		At 31 December 2011
	At 1 January 2011	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests[1]
HSBC Holdings ordinary shares of US$0.50
J D Coombe	20,341	21,139	–	–	–	21,139
R A Fairhead	21,300	–	–	21,300	–	21,300
D J Flint	178,681	237,771	–	–	35,090[2]	272,861
A A Flockhart	230,112	63,819	–	–	344,010	407,829
S T Gulliver	2,731,077	2,553,592	177,508	–	–	2,731,100
J W J Hughes-Hallett	39,577	–	–	–	46,952[2]	46,952
W S H Laidlaw	30,948	30,456	–	–	1,416[2]	31,872
I J Mackay	34,217	133,648	–	–	–	133,648
G Morgan	81,166	84,347	–	–	–	84,347
Sir Simon Robertson	176,373	8,959	–	–	167,750[2]	176,709
J L Thornton	10,250	–	10,250[3]	–	–	10,250
Sir Brian Williamson	37,607 US$	39,083 US$	– US$	– US$	– US$	39,083 US$
Loan Capital – 6.5% Subordinated Notes 2036
L M L Cha	300,000	300,000	–	–	–	300,000

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out in the Directors’ Remuneration Report on pages 272 and 274. At 31 December 2011, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans were: D J Flint – 628,992; A A Flockhart – 1,424,882; S T Gulliver – 4,892,014 and I J Mackay – 426,266. Each Director’s total interests represents less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Interest of spouse in 2,050 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares of US$0.50.

As a director of HSBC France during 2011, S T Gulliver has an interest as beneficial owner in one share of €5 in that company (representing less than 0.01% of the shares in issue). He has waived his rights to receive dividends on this share and has undertaken to transfer it to HSBC on ceasing to be a director of HSBC France.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

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

Increase in Directors’ interests since 31 December 2011

HSBC Holdings ordinary shares of US$0.50

	Beneficial owner		Child under 18 or spouse		Trustee
J D Coombe	257	[1]	–		–
D J Flint	4,405	[2]	–		426	[3]
A A Flockhart	13,049	[1]	–		4,171	[1]
S T Gulliver	26,202	[1]	8	[1]	–
W S H Laidlaw	369		–		–
I J Mackay	3,529	[1]	–		–
Sir Simon Robertson	108	[1]	–		–
Sir Brian Williamson	474	[1]	–		–

1	Scrip dividend.
2	Comprises scrip dividend, the automatic reinvestment of dividend income by an Individual Savings Account manager (65 shares), the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (24 shares) and the automatic reinvestment of dividend income on shares held in the plan (30 shares).
3	Non-beneficial.

There have been no other changes in the share and loan capital interests of the Directors from 31 December 2011 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that Notice.

At 31 December 2011, non-executive Directors and Senior Management (being executive Directors and Group Managing Directors of HSBC Holdings) held, in aggregate, beneficial interests in 15,132,496 HSBC Holdings ordinary shares (0.08% of the issued ordinary shares).

At 31 December 2011, executive Directors and Senior Management held, in aggregate, options to subscribe for 544,992 of HSBC Holdings ordinary shares under the HSBC Holdings savings-related share option plans and HSBC Holdings Group Share Option Plan. These options are exercisable between 2011 and 2015 at prices ranging from £3.3116 to £7.2181 and US$11.8824 per ordinary share.

Supplier payment policy

HSBC has signed up to the Government’s Prompt Payment Code (further information on, and copies of, the Code can be obtained by visiting www.promptpaymentcode.org.uk).

Our policy is to settle terms of payment with our suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and to abide by the terms of payment.

The amount due to trade creditors at 31 December 2011 represented 28 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 2006, as amended by Statutory Instrument 2008 No. 410.

Dividends and shareholders

Dividends for 2011

First, second and third interim dividends for 2011, each of US$0.09 per ordinary share, were paid on 6 July 2011, 6 October 2011 and 18 January 2012 respectively. Note 11 on the Financial Statements gives more information on the dividends declared in 2011. On 27 February 2012, the Directors declared a fourth interim dividend for 2011 of US$0.14 per ordinary share in lieu of a final dividend, which will be payable on 2 May 2012 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 23 April 2012, with a scrip dividend alternative. As the fourth interim dividend for 2011 was declared after 31 December 2011 it has not been included in the balance sheet of HSBC as a debt. The reserves available for distribution at 31 December 2011 were US$34,621m.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

A quarterly dividend of US$15.50 per 6.20% non-cumulative US Dollar Preference Share, Series A (‘Series A Dollar Preference Share’), (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share), was paid on 15 March, 15 June, 15 September and 15 December 2011.

Dividends for 2012

The proposed timetable for interim dividends in respect of 2012 on the ordinary shares of US$0.50 is set out in the Shareholder Information section on page 414.

Quarterly dividends of US$15.50 per Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share) and £0.01 per Series A Sterling Preference Share were declared on 13 February 2012 for payment on 15 March 2012.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about our activities is provided to shareholders in the Annual Report and Accounts, Annual Review and the Interim Report which are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and our business are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss our progress. Shareholders may send enquiries to the Board in writing to the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ or by sending an email to shareholderquestions@hsbc.com.

Shareholders may require the Directors to call a general meeting, other than an annual general meeting as provided by the UK Companies Act 2006. Requests to call a general meeting may be made by members representing at least 5% of the paid-up capital of the Company as carries the right of voting at general meetings of the Company (excluding any paid-up capital held as treasury shares). A request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. A resolution may properly be moved at a meeting unless it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise); it is defamatory of any person; or it is frivolous or vexatious. A request may be in hard copy form or in electronic form and must be authenticated by the person or persons making it. A request may be made in writing to the postal address referred to in the paragraph above or by sending an email to shareholderquestions@hsbc.com. At any meeting convened on such request no business shall be transacted except that stated by the requisition or proposed by the Board.

Notifiable interests in share capital

At 31 December 2011, we had received the following disclosures (which have not been subsequently changed) of major holdings of voting rights pursuant to the requirements of rule 5 of the FSA Disclosure and Transparency Rules:

•

Legal & General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 HSBC Holdings ordinary shares, representing 3.99% of the total voting rights at that date; and

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013% respectively of the total voting rights at that date.

As at 31 December 2011, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•

JPMorgan Chase & Co. gave notice on 2 December 2011 that on 29 November 2011 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,134,407,150 ordinary shares, a short position of 55,216,336 ordinary shares and a lending pool of 921,730,747 ordinary shares, each representing 6.35%, 0.31% and 5.16% respectively of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 29 December 2011 that on 21 December 2011 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,081,735,339 ordinary shares and a short position of 16,049,140 ordinary shares, each representing 6.05% and 0.09% respectively of the ordinary shares in issue at that date. Since 31 December 2011 and following interim notifications on 2, 6, 8, 21 and 22 February 2012, Blackrock, Inc. gave notice, on 23 February 2012 that on 20 February 2012 it had a long position of 1,076,743,830 ordinary shares and a short position of 16,006,002 ordinary shares, representing 5.99% and 0.08% respectively of the ordinary shares in issue at that date.

In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25% of the total issued share capital has been held by the public at all times during 2011 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither we nor any of our subsidiaries has purchased, sold or redeemed any of our listed securities during the year ended 31 December 2011.

HSBC HOLDINGS PLC

Directors’ Remuneration Report

Report of the Group Remuneration Committee

Group Remuneration Committee

Within the authority delegated by the Board, the Group Remuneration Committee (‘the Committee’) is responsible for approving the Group’s remuneration policy. The Committee also determines the remuneration of Directors, other senior Group employees, employees in positions of significant influence and employees whose activities have or could have an impact on our risk profile and in doing so takes into account the pay and conditions across our Group.

No Directors are involved in deciding their own remuneration.

Members and advisers

The members of the Committee during 2011 were J D Coombe, W S H Laidlaw, G Morgan and J L Thornton.

There were nine meetings of the Committee during 2011. The table on page 238 gives details of Directors’ attendance at these meetings.

The Committee has decided to not use advisers except in exceptional circumstances. No external advisers were used by the Committee during 2011. During the year, the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Group Head of Human Resources and Corporate Sustainability, A Almeida, the Group Head of Performance and Reward, T Roberts and the Group Chief Risk Officer, M M Moses.

The Committee also received advice and feedback from the Group Risk Committee on risk-related matters relevant to remuneration and the alignment of remuneration with risk appetite.

HSBC’s reward strategy

The quality and commitment of our human capital is deemed fundamental to our success and accordingly the Board aims to attract, retain and motivate the very best people. As trust and relationships are vital in our business our broad policy is to recruit those who are committed to making a long-term career with the organisation.

HSBC’s reward strategy supports this objective through focusing on both short-term and sustainable performance over the long-term. It aims to reward success, not failure, and be properly aligned with risk.

In order to ensure alignment between remuneration and our strategy, individual remuneration is determined through assessment of performance delivered against both annual and long-term objectives summarised in performance scorecards and adherence to the HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. Altogether, performance is judged, not only on what is achieved over the short and medium term, but also on how it is achieved, as the latter contributes to the sustainability of the organisation.

The financial and non-financial measures that comprise the annual and long-term scorecards are carefully considered to ensure alignment with the long-term strategy of the Group.

Overview of remuneration

In order to ensure clarity over remuneration, there are just four elements of remuneration, two of which are performance related. These are:

•	fixed pay;

•	the annual bonus;

•	the Group Performance Share Plan (the new long-term incentive plan of the HSBC Share Plan 2011); and

•	benefits.

The Group Performance Share Plan (‘GPSP’) was developed over 2010 and 2011 to incentivise senior executives to deliver sustainable long-term business performance. A key feature of the GPSP is that participants are required to hold the awards, once they have vested, until retirement, thereby enhancing the alignment of interest between the senior executives of the Group and shareholders.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

As part of the HSBC Share Plan 2011, the GPSP was approved by shareholders at the Annual General Meeting in May 2011 and the first awards were made in June 2011. It replaces the previous long-term incentive plan. Further details are given on page 261.

Executive Directors, Group Managing Directors and Group General Managers participate in both performance-related plans, namely the annual bonus and the GPSP. Other employees across the Group are eligible to participate in annual bonus arrangements. Both the annual bonus and long-term incentive awards are funded from a single annual variable pay pool from which individual awards are considered.

Further details are provided in the section below and on page 258 in the Individual awards section.

Group variable pay pool determination

The Committee considers many factors in determining the Group’s variable pay pool funding.

The variable pay pool takes into account the performance of the Group which is considered within the context of our risk appetite statement. This helps to ensure that the variable pay pool is shaped by risk considerations. The risk appetite statement describes and measures the amount and types of risk that HSBC is prepared to take in executing our strategy. It shapes our integrated approach to business, risk and capital management and supports achievement of our objectives. The Group Chief Risk Officer regularly updates the Committee on the Group’s performance against the risk appetite statement.

The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned. The risk appetite statement for 2011 was approved by the Board and was cascaded across global businesses and regions.

In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate. On a pro forma basis, attributable profits (excluding movements in the fair value of own debt and before variable pay distributions) are allocated in the following proportions:

2011 pro forma post-tax profits allocation

1	Inclusive of dividends to holders of other equity instruments and net of scrip issuance.
2	Total variable pay pool for 2011 net of tax and portion to be delivered by the award of HSBC shares.

Finally the commercial requirements to remain competitive in the market and overall affordability are considered.

2011 performance summary

Key achievements

During 2011 we made significant progress on executing our strategic objective to reshape the Group and become the world’s leading international bank. We commenced a wide portfolio review to improve the capital deployment and announced 16 disposals or closures of non-strategic businesses during the year, and a further three in 2012. In addition, progress was made towards our target of delivering US$2.5bn to US$3.5bn of sustainable cost savings by the end of 2013, by achieving US$0.9bn of sustainable savings.

The following summarises the Group’s 2011 financial performance.

•	reported profit before tax grew compared with 2010, although it fell on an underlying basis;

•	return on average ordinary shareholders’ equity of 10.9% improved but remained below the target range;

•

we successfully grew revenue in our target markets of Latin America, Hong Kong, Rest of Asia-Pacific and Middle East and North Africa, which supported record revenues in CMB. However, revenue was adversely affected by the eurozone sovereign debt crisis, adverse movements on non-qualifying hedges, lower Balance Sheet Management revenues (as expected), and the continued reduction in the HSBC Finance portfolio in North America;

•	loan impairment charges and other credit risk provisions reduced significantly, notably in North America; credit conditions remained stable elsewhere;

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

•

notwithstanding the savings noted above, the cost efficiency ratio (‘CER’) increased from 55.2% in 2010 to 57.5% in 2011. This largely reflected an increase in significant items including restructuring costs, customer redress programmes and the bank levy introduced by the UK government. The increase also reflected a rise in staff costs due to wage inflation, most notably in faster-growing markets, and higher average staff numbers. The Group remains focused on achieving the CER target range of 48-52%;

•	we maintained a strong balance sheet, with a ratio of customer advances to customer accounts of 75%. On an underlying basis, we grew loans to customers and customer deposits across our target markets of Latin America, Hong Kong, Rest of Asia-Pacific and Middle East and North Africa;

•	we increased dividends in respect of 2011 to our shareholders from US$0.36 per ordinary share in 2010 to US$0.41 per ordinary share in respect of 2011; and

•	our core tier 1 ratio remained strong in the face of a difficult operating and ever-changing regulatory environment.

The 2011 Group variable pay pool that was approved by the Committee is detailed below. It is stated in US dollars in line with the main currency of presentation of our results and on a constant currency basis.

Group variable pay pool

	Group		Global Banking and Markets
	2011	2010	2011	2010
	US$m	US$m	US$m	US$m

Total 2011 variable pay pool	4,223	4,297	1,210	1,640

	%	%	%	%

Variable compensation bonus pool as a percentage of pre-tax profit (pre-variable pay)[1]	18	18	14	15
Proportion of bonus that is deferred	16	18	27	31

1	The 2011 Group pre-tax profit pre-variable pay includes the add-back of restructuring costs incurred during the year, and the adjustment for movements in the fair value of own debt attributable to credit spread.

Individual awards

Individual awards are based on the achievement of both financial and non-financial objectives. These objectives, which are aligned with the Group’s strategy, are detailed in participants’ annual performance scorecards and the collective long-term performance scorecard of participants in the GPSP. Performance is then measured and reviewed against the objectives on a regular basis.

HSBC Values are described on page 13. They are key to the running of a sound, sustainable bank. Overall performance under both scorecards is judged on performance outcomes and, importantly, adherence to the HSBC Values. Our most senior employees had a separate values rating for 2011 which directly influenced their overall performance rating and, accordingly, their variable pay.

In addition, the global Risk and Compliance functions carry out annual reviews for senior executives and risk-takers (defined as HSBC Code Staff). These reviews determine whether there are any instances of non-compliance with Risk and Compliance procedures and expected behaviour. Instances of non-compliance are escalated to senior management for consideration in variable pay decisions, clawback and ongoing employment.

Group-wide thematic reviews of risk are also carried out to determine if there are any transgressions for sizing variable pay or any instances where clawback is required. Risk and Compliance input is a critical part of the assessment process in determining the performance of HSBC Code Staff (which includes the executive Directors) and in ensuring that their individual remuneration has been appropriately assessed with regard to risk.

We require a proportion of variable pay awards above certain thresholds to be deferred into awards of HSBC shares. This is to ensure that the Group’s interests and those of our employees are aligned with those of our shareholders, that our approach to risk management supports the interests of all stakeholders and that remuneration is consistent with effective risk management. In addition, employees are encouraged to participate in our savings-related share options plans and local share ownership arrangements.

Finally, in considering individual awards, a comparison of the pay and employment conditions of our employees, Directors and senior executives is considered by the Committee.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Clawback

In order to reward genuine performance and not failure, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. However, if the assessment of performance subsequently proves to be inaccurate or incorrect, then previously unvested deferred awards made since 2010 can be clawed back by the Committee. Clawback has been exercised by the Committee in 2012 in relation to the inappropriate advice given by advisors of NHFA Limited and in relation to the settlement of claims around the possible mis-selling of Payment Protection Insurance (‘PPI’) in the UK.

Management of risk

The integration of risk in our remuneration approach is described in detail in the overview of remuneration section on page 256.

Regulation

2011 has seen further significant change to the regulatory environment as it relates to remuneration. There is still a wide divergence in how regulations operate globally and this presents significant challenges to HSBC, which operates in 85 countries and territories worldwide. In order to deliver long-term sustainable performance, it is important we have market-competitive remuneration in order to attract, motivate and retain talented and committed employees around the world.

We ensure our remuneration policies are aligned with both new regulatory practices and the interests of shareholders and confirm that HSBC is fully compliant with the Financial Stability Board and the FSA guidance and rules on remuneration.

Executive Directors’ remuneration

Composition of executive Directors’ reward

Executive Directors’ reward is delivered through three main elements (excluding benefits):

Description	Strategic purpose
Fixed pay	• Takes account of experience and personal contribution to the individual’s role.
Annual bonus

•  Maximum bonus is three times fixed pay (a reduction from the previous maximum of four times).

•  The award is non-pensionable.

•  Drives and rewards performance against annual financial and non-financial measures and adherence to HSBC Values which are consistent with the medium to long-term strategy.

•  The 2011 bonus will be fully delivered in HSBC shares, 60% of the bonus is deferred over a period of three years, 33% vests on the first and second anniversary of grant and 34% on the third anniversary of grant. During the vesting period the Committee has the authority to claw back part of or all the award.

•  50% of the deferred and non-deferred awards are subject to a six-month retention period after vesting in line with FSA regulations.

GPSP

•  Maximum award is six times fixed pay (a reduction from the maximum of seven times under the previous long-term incentive plan).

•  The award is non-pensionable.

•  Incentivises sustainable long-term performance and alignment with shareholder interests.

•  Award levels are determined by considering performance prior to the date of grant against enduring performance measures set out in the long-term performance scorecard.

•  The award is subject to a five-year vesting period during which the Committee has the authority to claw back part or all of the award.

•  On vesting the net of tax shares must be retained until the participant retires.

This approach applies to all executive Directors with the exception of the Group Chairman, D J Flint, who, from 2011, is not eligible for annual bonus and is not expected to be granted awards under the GPSP other than in exceptional circumstances.

Total remuneration benchmarking methodology

When considering the competitiveness of executive Directors’ remuneration packages the Committee considers market data from a defined remuneration comparator group. This group consists of nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas,

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Citigroup, Deutsche Bank, JPMorgan Chase & Co, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance.

Fixed pay

No fixed pay increases are proposed for executive Directors in 2012.

Annual bonus

Determining executive Directors’ performance

S T Gulliver

The annual bonus award made to S T Gulliver in respect of 2011 was based upon the Committee’s assessment of the achievement of personal and corporate objectives as laid out in his performance scorecard agreed by the Board at the beginning of the year. This approach took into account performance against both financial and non-financial objectives and was set within the context of the risk appetite and strategic priorities agreed by the Board as appropriate for 2011.

In order for any award of annual bonus to be made under the above performance scorecard approach the Committee had to firstly satisfy itself that S T Gulliver had demonstrated personal adherence to and leadership in promoting HSBC Values. This over-riding test assesses behaviour around the HSBC Values principles of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. The Committee determined that S T Gulliver had exhibited strong leadership and behaviour in this area and so met the required standard.

Equal weighting was given within the performance scorecard agreed for S T Gulliver for 2011 between financial and non-financial measures. In aggregate, in assessing the quantum of the 2011 annual bonus against the theoretical maximum opportunity of three times base salary, an overall score of 57.5% of that maximum opportunity was judged to have been achieved. The achievement of the financial measures was scored more highly than the non-financial measures. A summary of the assessment and rationale for the conclusions is set out below.

Financial (50% weighting – achieved 30%)

The Committee considered that in the key areas of Capital Strength (10%) and Dividend Progression (10%) HSBC had fully met the objectives agreed and so this element of financial performance had been achieved. In assessing the extent to which profit (10%) and cost performance improvement (10%) had been delivered, these were judged to have been met to the extent of 50%. The Committee assessed positively the profit performance across CMB globally, in RBWM outside the US and in GB&M outside Europe and the US. The unexpected increase in loan impairment charges in the third quarter in the consumer finance business in the US and the impact of the eurozone crisis on GB&M performance in Europe were the key drivers of underperformance. In terms of cost performance, this was assessed positively and broadly in line with the profit performance. With regard to Return on Equity (5%) and Return on Risk-Weighted Assets (5%), largely driven by the underperforming areas noted above, performance was below the targets set and thus those elements of the scorecard attracted no award.

Non-financial (50% weighting – achieved 27.5%)

Half the opportunity in this area related to Strategy Execution and out of a maximum possible 25% opportunity, 80% was judged to have been achieved. This strong performance reflected execution of planned divestments of underperforming and sub-scale businesses and, importantly, the sale of the upstate New York branches of the US commercial bank and the US credit and storecard businesses. The Committee noted that the portion of the annual bonus attributable to these latter two divestments would be clawed back in the event the agreed sales do not complete. Elsewhere in relation to Strategy Execution, the Committee noted good progress regarding organic expansion in mainland China, early stage development of the Wealth Management strategy and strong personal commitment to and success in supporting key client relationships.

The remainder of the opportunity within the non-financial portion of the performance scorecard related to People and Values (10%) and Compliance and Reputation (15%). The Committee awarded 75% of the available opportunity in respect of People and Values noting the strong cohesion of the new senior management leadership team which was updated during 2011. With regard to Compliance and Reputation, in spite of the considerable progress made under S T Gulliver’s leadership in rolling out HSBC Values awareness Group-wide to avoid repetition of legacy compliance failings, the incidence of the PPI redress settlement, the mis-selling instances uncovered at NHFA Limited and continuing legacy legal and compliance issues in the US, the Committee determined that there could be no award under this element of the scorecard.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

The same deliberations and assessments with regard to performance and adherence to HSBC Values were undertaken by the Committee with regard to the performance of AA Flockhart and I J Mackay. These are summarised below.

A A Flockhart

The performance scorecard for A A Flockhart was weighted 45% financial, 55% non-financial. In aggregate, in assessing the quantum of the 2011 annual bonus against the theoretical maximum opportunity of three times base salary, an overall score of 66% of that maximum opportunity was judged to have been achieved. The Committee considered that performance against the financial measures of Profit before Tax, Cost Efficiency and Return on Risk-Weighted Assets had been met or exceeded in CMB, Latin America and the Middle East and North Africa. The performance in Europe against these targets was below plan. Capital Generation targets were met in Europe and Latin America but were below target in the Middle East and North Africa. The Committee considered that good progress had been made against the non-financial targets of Strategy Execution and People, whilst the Project Merlin lending intentions had been exceeded both in terms of total and SME facilities. Notwithstanding strong management of the UK business during the riots in the summer of 2011 and the Middle East business during the political unrest across the region, due to the incidence of the PPI redress settlement and the mis-selling instances uncovered at NHFA Limited, the Committee determined that there could be no award under this element of the scorecard.

I J Mackay

The performance scorecard for I J Mackay was weighted 40% financial, 60% non-financial, reflecting the nature of his responsibilities. In aggregate, in assessing the quantum of the 2011 annual bonus against the theoretical maximum opportunity of three times base salary, an overall score of 52% of that maximum opportunity was judged to have been achieved. The Committee considered that performance against the financial targets of Cost disciplines, Functional Operating Costs and Capital and Liquidity Management had been met or were in progress. The Committee considered that performance against the non-financial targets including People, Reporting and Planning was in progress. With regard to Compliance and Reputation, the incidence of the PPI redress settlement, the mis-selling instances uncovered at NHFA Limited and continuing legacy legal and compliance issues in the US, the Committee determined that there could be no award under this element of the scorecard.

Annual bonus awards

	2011 performance[1]				2010 performance
	Non-deferred[2]		Deferred[2]		Non-deferred		Deferred
	Cash	Restricted Shares	Cash	Restricted Shares	Cash	Restricted Shares	Cash	Restricted Shares
	£000	£000	£000	£000	£000	£000	£000	£000

V H C Cheng[3]	–	–	–	–	142	142	213	213
D J Flint	–	–	–	–	560	560	840	840
A A Flockhart	–	770	–	1,156	362	362	542	542
S T Gulliver[4]	–	862	–	1,294	–	–	–	5,200
I J Mackay	–	434	–	652	12	12	18	18

1	The awards made in respect of 2011 performance will be delivered as described on page 259.
2	50% of the deferred and non deferred shares award are subject to a 6 month retention period.
3	Retired as a Director on 27 May 2011.
4	S T Gulliver requested that 100% of the award made to him in respect of 2010 performance be fully deferred in Restricted Shares subject to the standard vesting and retention period.

Group Performance Share Plan

2010 awards

In determining the level of GPSP award granted on 23 June 2011, the Committee used the 2010 long-term performance scorecard detailed below.

The financial targets were commensurate with the published targets for 2010. The assessment of performance against the financial measures was based upon the published outcome and the non-financial performance represented the considered view of the Committee.

In considering the overall performance against the scorecard a simple approach was adopted. Each measure in the financial targets section was given a weighting of 15% of the total and each measure in the non-financial section was given a weighting of 10%. Where individual targets consisted of a range, a straight-line approach was applied, with 50% weighting on entry to the range rising on a straight line basis to 100% weighting at the maximum performance target.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

The only financial measure that exceeded the range for 2010 was capital strength with a core tier 1 capital ratio of 10.5%. The dividend payout fell within the range and the ranges for the Return on Equity and Cost Efficiency Ratio financial measures were not met. Within the non-financial measures the Committee’s considered view was that Strategy,

Brand Equity and People had been partially met and a partial weighting was applied. The target for the Compliance and Reputation measure was not met for 2010.

Using this approach, the initial guideline for the performance outcome for 2010 was calculated as 38.2% of the maximum face value of awards as detailed below.

2010 long-term scorecard and initial performance outcome

Measure	Long-term target range (pre 2011)	Weighting	Actual 2010 Performance		Outcome
Return on equity	15% – 19%	15%	9.5%	[1]	–
Cost efficiency ratio	48% – 52%	15%	55.2%	[1]	–
Capital strength	7.5% – 10%	15%	10.5%	[1]	15.0%
Dividends (payout ratio)	40% – 70%	15%	46.6%	[1]	9.2%
Strategy	Judgement	10%	Judgement		4.0%
Brand equity	Top 3 rating and improve US$bn value	10%	Top 3 rating but drop in value	[2]	5.0%
Compliance and reputation	Judgement	10%	Not met		–
People	Judgement	10%	Judgement		5.0%

Mechanical performance outcome		100%			38.2%
Committee discretion					31.3%

1	As reported in Annual Report and Accounts 2010.
2	Based on results from The Brand Finance® Banking 500 2011 Survey.

Notwithstanding this, during the shareholder consultation process in respect of the GPSP, the Committee had committed to shareholders that it would be conservative when determining the first awards to be made. Accordingly the Committee determined that the initial performance outcome should be reduced further to give a final performance outcome for 2010 of 31.3%.

This performance outcome was then applied to maximum face values (expressed as a percentage of salary) for each participant. The awards made in respect of 2010 are detailed below:

	Maximum face value of award	Performance outcome	Awards made
S T Gulliver	600%	31.3%	187.8%
A A Flockhart	350%	31.3%	109.6%
I J Mackay	300%	31.3%	93.9%

2011 awards

Awards to be granted in 2012 in respect of 2011 were assessed against the 2011 long-term scorecard detailed overleaf.

The performance outcome under the 2011 long-term scorecard was again based upon the Committee’s assessment of the achievement of the objectives as detailed below. This approach took into account performance under both financial and non-financial objectives and was set within the context of the risk appetite and strategic direction agreed by the Board.

Irrespective of the performance outcome, eligibility for a GPSP award requires confirmation of adherence to HSBC Values and all participants passed that test in 2011.

The weighting between financial and non-financial measures was set at 60% and 40% respectively. In aggregate an overall performance outcome of 50% of the scorecard was judged to have been achieved. A summary of the assessment and rationale for the conclusions is set out below.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

2011 long-term scorecard and performance outcome

Measure	Long-term target range	Weighting	Actual 2011 performance		Outcome
Return on equity	12% – 15%	15%	10.9%	[1]	–
Cost efficiency ratio	48% – 52%	15%	57.5%	[1]	–
Capital strength	>10%	15%	10.1%	[1]	15.0%
Dividends (payout ratio)	40% – 60%	15%	42.4%	[1]	15.0%
Strategy	Judgement	10%	Judgement		7.5%
Brand equity	Top 3 rating and improve US$bn value	10%	Top 3 rating but drop in value	[2]	5.0%
Compliance and reputation	Judgement	10%	Not met		–
People and values	Judgement	10%	Judgement		7.5%

Performance outcome		100%			50.0%

1	As reported in the Annual Report and Accounts 2011.
2	Based on results from The Brand Finance® Banking 500 2012 Survey.

Financial (60% weighting – achieved 30%)

The Committee considered that in the key areas of Capital Strength and Dividend Progression, HSBC was meeting its short-term targets and preparing carefully for the incoming higher standards embedded within the new regulatory regime. Accordingly these elements of longer-term financial performance were fully met.

The Group did not however meet its targets for Return On Equity or the Cost Efficiency Ratio in 2011. The Committee considered the extent to which steps had been taken to improve both metrics over the longer term. In its deliberations, the Committee noted positively the progress under the five filters approach to divesting or closing underperforming and sub-scale businesses, the business model and organisational efficiency programmes underway to deliver targeted cost savings, the focus in terms of capital deployment on sustainable opportunities within the larger economies in which the Group has meaningful positions and in the faster-growing markets which will drive incremental trade and investment flows, and lastly the concentration on businesses that take advantage of the connectivity of the Group’s geographical reach and global business product platforms.

The Committee scored progress towards the Return on Equity and Cost Efficiency Ratio targets but concluded at this early stage in the application of the GPSP it would not make any partial award for such achievement. This will be looked at again in future years.

Non-financial (40% weighting – achieved 20%)

With regard to Strategy, looking at progress made on addressing the longer term issues, the Committee looked favourably on the framework developed and being actioned to address underperforming and sub-scale businesses. Greater clarity has also been brought to the Board on the options to deliver more value from the Group’s leading position in mainland China, to develop a larger Wealth Management business and to reshape the long term business of HSBC in the US. Given the clarity delivered, the Committee awarded 75% achievement for this element.

On People and Values, the Committee awarded 75% of the available opportunity of 10% to reflect how well and quickly the new management team has been constructed, positive actions regarding team building and succession planning, the roll out of the HSBC Values and the well thought out reshaping of the organisational structure under the new leadership team.

In considering Brand Equity the Committee noted positively the recognition in February 2012 in the Brand Finance® Banking 500 2012 report that HSBC was judged to be the most valuable banking brand in the world, rising from third place one year prior. Despite the no. 1 rating in the Brand Finance survey the value of the brand (as measured using Brand Finance’s methodology) decreased during 2011 and accordingly only 50% achievement was awarded to this element.

Finally with regard to Compliance and Reputation, the Committee concluded that as a

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

consequence of the incidence of the PPI redress settlement, the mis-selling instances uncovered at NHFA Limited and continuing legacy legal and compliance issues in the US, there could be no award under this element of the scorecard.

The performance outcome of 50% was then applied to maximum face values (expressed as a percentage of salary) for each participant. The awards to be made in respect of 2011 are detailed below:

	Maximum face value of award	Performance outcome	Awards made
S T Gulliver	600%	50%	300%
I J Mackay	200%	50%	100%

2012 long-term scorecard

The long-term scorecard against which performance will be assessed in 2012 is detailed below. The 2012 scorecard remains consistent with 2011, with the exception that the weighting for strategy has been increased from 10% to 20% to emphasise the importance of this element. This increase in weighting has been accommodated by a reduction from 10% to 5% for both Brand Equity and People and Values. Overall performance is to be judged on performance outcomes and adherence to HSBC Values.

2012 scorecard

	Long-term target range	Weighting
Measure
Return on equity	12% – 15%	15%
Cost efficiency ratio	48% – 52%	15%
Capital strength	> 10%	15%
Progressive dividend payout within 40%-60% range	40% – 60%	15%
Strategy	Judgement	20%
Brand equity	Top 3 rating and improve US$bn value	5%
Compliance and reputation	Judgement	10%
People and values	Judgement	5%

		100%

2011 Executive Directors’ variable pay summary

The Committee is conscious of the different requirements for disclosing the various elements of variable pay. The table below simply details in one place the actual salary and variable pay awarded to the executive Directors in respect of the 2011 performance year.

		A A Flockhart			S T Gulliver			I J Mackay
(Unaudited)	Maximum Multiple	2011 Multiple awarded	2011 £000	2010 £000	2011 Multiple awarded	2011 £000	2010 £000	2011 Multiple awarded	2011 £000	2010 £000

Salary[1]	1.00	1.00	975	820	1.00	1,250	800	1.00	700	57
Annual bonus[2]	3.00	1.98	1,926	1,808	1.72	2,156	5,200	1.55	1,086	61
GPSP awards[3]	6.00	–	–	1,069	3.00	3,750	2,350	1.00	700	55

Total			2,901	3,697		7,156	8,350		2,486	173

1	As disclosed in the Directors emoluments table on page 265.
2	As disclosed in the Directors remuneration table on page 265. The 2011 bonus will be fully delivered in HSBC shares, 60% of the bonus is deferred over a period of three years, 33% vests on the first and second anniversary of grant and 34% on the third anniversary of grant. During the vesting period the Committee has the authority to claw back part or all of the award.
3	As disclosed in the 2011 long-term scorecard and performance outcome on page 263. The award is subject to a five-year vesting period during which the Committee has the authority to claw back part or all of the award. On vesting the net of tax shares must be retained until the participant retires.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

2011 executive Directors’ emoluments and remuneration

The following table shows the 2011 emoluments of the Group Chairman and executive Directors of

HSBC Holdings, with annual bonus disclosed on an actual paid basis, pursuant to section 421 of the UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008:

Directors’ emoluments

	V H C Cheng[1]		D J Flint		A A Flockhart		S T Gulliver		I J Mackay[1]
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
£000
Salary	382	775	1,500	845	975	820	1,250	800	700	57
Allowances[2]	142	193	750	434	366	–	527	154	364	36
Benefits in kind[3]	133	311	98	8	237	629	266	17	363	27
Bonus[4]	124	284	1,054	1,805	1,627	1,385	4,559	2,934	446	24

Total emoluments	781	1,563	3,402	3,092	3,205	2,834	6,602	3,905	1,873	144
US$000 Total emoluments	1,252	2,414	5,452	4,775	5,136	4,377	10,581	6,031	3,002	222

The following table shows the 2011 total remuneration of the Group Chairman and executive Directors of HSBC Holdings with annual bonus disclosed on a 2011 performance year basis,

pursuant to the UK Listing Rules. Explanations of the constituent parts of the bonus calculated pursuant to the UK Companies Act 2006 and the UK Listing Rules are given in footnotes 4 and 5, respectively.

Directors’ remuneration

	V H C Cheng[1]		D J Flint		A A Flockhart		S T Gulliver		I J Mackay[1]
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
£000
Salary, allowances and benefits in kind	657	1,279	2,348	1,287	1,578	1,449	2,043	971	1,427	120
Bonus[5]	–	711	–	2,800	1,926	1,808	2,156	5,200	1,086	61

Total remuneration	657	1,990	2,348	4,087	3,504	3,257	4,199	6,171	2,513	181
US$000 Total remuneration	1,053	3,073	3,763	6,312	5,616	5,030	6,729	9,530	4,027	280

1	V H C Cheng retired as a Director on 27 May 2011 and I J Mackay was appointed as a Director on 3 December 2010.
2	Allowances include an executive allowance paid to fund personal pension arrangements.
3	Benefits in kind include provision of medical insurance, other insurance cover, accountancy advice and travel assistance. S T Gulliver is also provided with HSBC owned accommodation whilst in Hong Kong. In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the taxable rental value of the property is shown for the whole period from 4 August 2011 to 31 December 2011 notwithstanding that it is only occupied when S T Gulliver is in Hong Kong. I J Mackay relocated to London and he received temporary accommodation for him and his family together with other normal relocation benefits. Prior to relocating to the UK from Hong Kong, and whilst being subject to tax in Hong Kong, A A Flockhart also incurred a tax liability in the UK as a result of a number of business trips to the UK at the request of the Group. This liability was covered by HSBC.
4	Where applicable, bonus comprises: (i) the estimated monetary value of 33% of the award of HSBC Holdings Restricted Shares that will vest on 15 March 2012 arising from the 2010 bonus awarded in March 2011 that was partly deferred into awards of HSBC Holdings Restricted Shares, as follows: V H C Cheng, £53,000, D J Flint, £219,000, A A Flockhart, £141,000, S T Gulliver, £1,353,000 and I J Mackay, £5,000; (ii) the estimated monetary value of 33% of the award of HSBC Holdings Restricted Shares that will vest on 5 March 2012 arising from the 2009 bonus awarded in March 2010 that was fully deferred into awards of HSBC Restricted Shares as follows: D J Flint, £547,000, A A Flockhart, £529,000 and S T Gulliver, £2,343,000 and (iii) 40% of the annual bonus in respect of the 2011 performance year that is non-deferred. The non-deferred bonus is payable in HSBC Holdings Restricted Shares, 50% of which are subject to a six month retention period. Full details are set out above and on page 259.
5	The bonus for 2011 comprises the deferred and non-deferred bonus, details of which are set out above and on pages 259.

Performance Shares under the HSBC Share Plan (This plan is no longer in use)

As previously noted this plan has been replaced by the HSBC Share Plan 2011 which includes the GPSP. The last award made under this plan was in 2008 and vested in 2011. Accordingly the plan is detailed below. No further awards will be made under this plan.

The average actual vesting of Performance Share awards made in 2004 to 2008 (which were tested in 2007 to 2011) has been 25.77% of their face value. The awards granted in 2008 did not satisfy the earnings per share (‘EPS’) or economic profit conditions but did satisfy the total shareholder return (‘TSR’) condition and accordingly 21.3% of the overall award vested.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Delivery	HSBC Performance Shares

Policy

• Face value up to a maximum of seven times fixed pay.

• Vesting of awards based on three independent performance measures; TSR (40%), economic profit (40%), growth in EPS (20%).

• Performance conditions measured over a three year period.

Timing	• Last award made in 2008 and shares under the plan were released in March 2011. Performance Shares plan replaced by the GPSP.

Description of performance conditions

The performance measures for the long-term incentive awards of Performance Shares under the HSBC Share Plan were as follows.

The vesting of awards was based on three independent performance measures and an overriding ‘sustained improvement’ judgement by the Committee. The three Group measures were relative TSR (40% of the award); economic profit (‘EP’) (40%); and growth in EPS (20%).

These measures provided a basis on which to measure our relative and absolute performance over the long term. They take into account an external measure of value creation, a measure of the extent to which the return on capital invested in HSBC is in excess of a benchmark return and a direct measure of the profits generated for shareholders.

Awards did not vest unless the Committee was satisfied that our financial performance had shown a sustained improvement in the period since the award date. In determining whether we had achieved such sustained improvement the Committee took account of all relevant factors, in particular, comparisons against the TSR comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividends and TSR.

The performance measures and the targets described below applied to the last awards made in 2008 which vested and were released in April 2011.

Total shareholder return award

TSR was measured against a comparator group comprising the largest global banks in the world as well as other banks against which we compete for business at a regional and/or local level. These companies were:

TSR comparator group

AGEAS	ICBC
Banco Bradesco	Itau Unibanco
Banco Santander	JPMorgan Chase
Bank of America	Lloyds Banking Group
Bank of China	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Credit Suisse Group	UBS
DBS Group	UniCredito Italiano
Deutsche Bank	Wells Fargo

To reflect the fact that the range of market capitalisations within the comparator group is very wide, a free float market capitalisation (‘FFMC’) weighted method was used to calculate TSR performance. Under this approach, our out-performance of the comparator group was calculated by dividing the total FFMC of all of the companies that we had outperformed in terms of TSR by the total FFMC of all of the companies in the comparator group. The extent to which the TSR award vested was determined as follows:

If HSBC’s TSR outperforms companies comprising	Proportion of TSR award vesting[1]

75% of the total FFMC	100%
50% of the total FFMC	20%
< 50% of the total FFMC	nil

1	Vesting occurred in a straight line between 20% and 100% where our performance fell between these incremental steps.

Economic profit award

EP was calculated as the average annual difference between return on invested capital and our benchmark cost of capital and was expressed as a percentage.

For the awards made in 2008 the benchmark cost of capital was 10%. Return on invested capital is based on the profit attributable to shareholders. The extent to which the EP award vested was determined as follows:

Average annual EP over three years	Proportion of EP award vesting[1]

8% or above	100%
< 3%	nil

1	Vesting occurred in a straight line between 0% and 100% where our performance fell between these incremental steps.

Earnings per share award

Growth in EPS was measured on a point to point basis, by comparing EPS in the third financial year of the performance period with EPS in the financial year preceding that in which the award was made.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

EPS growth in year 3 over the base EPS	Proportion of EPS award vesting[1]
28% or above	100%
16%	20%
< 16%	nil

1	Vesting occurred in a straight line between 20% and 100% where our performance fell between these incremental steps.

Funding

The dilution limits set out in the HSBC share plans comply with the Association of British Insurers’ guidelines. To date, all awards of Performance Shares and Restricted Shares vesting under the HSBC Share Plan have been satisfied by the transfer of existing shares. To create additional core tier 1 capital and retain funds within HSBC, the Board has agreed that new shares may be issued to satisfy the vesting of Restricted Shares awards and GPSP awards that cannot be satisfied from shares already held by employee benefit trusts.

Total shareholder return

Pursuant to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the graph below shows the TSR performance against the FTSE 100 Index for the five-year period ended 31 December 2011. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

HSBC TSR and FTSE 100 Index

Source: International Data Corporation

Pensions

The normal retirement age for executive Directors is 65. The pension entitlements of the executive Directors for 2011 are set out on page 271.

Senior management changes

V H C Cheng, Chairman of HSBC Bank (China) Company Limited, retired from the Group on 27 May 2011.

M F Geoghegan stepped down from the Board and his Group Chief Executive position on 31 December 2010. Upon retirement on 31 March 2011, M F Geoghegan received in lieu of the remaining nine months’ notice period required to terminate the service agreement, £1,027,500 and a pension contribution equal to £401,250. M F Geoghegan provided consultancy to HSBC for a period of three months from 1 April 2011 and was paid a consultancy fee of £200,000, which he stated he intended to donate to charity. No annual variable pay award has been recommended for 2011.

Share ownership guidelines

To ensure appropriate alignment with our shareholders, we operate a formal share ownership policy, expressed as a number of shares, for executive Directors and the Group Managing Directors. The Committee considers that material share ownership by executives creates a community of interest between senior management and shareholders.

Under the existing guidelines, the shareholding is expected to be achieved within five years of the executive’s appointment. The executive Directors and Group Managing Directors are required to build and retain the following shareholdings:

	At 31 December
		2011			2010
	Shares to be held[1]	Shares held[1]		Estimated value	Shares held[1]		Estimated value
	(Number)	(Number)		£000	(Number)		£000
D J Flint	400,000	626,342		3,076	494,933		3,223
A A Flockhart	200,000	1,420,535		6,976	1,066,450		6,944
S T Gulliver	600,000	4,892,014		24,025	4,279,244		27,862
I J Mackay	200,000	424,735		2,086	287,719		1,873
Group Managing Directors	125,000	–	[2]	–	–	[2]	–

1	For the purposes of the guidelines, unvested awards of Restricted Shares and GPSP awards are included.
2	All of the Group Managing Directors exceed the expected holdings.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

The Committee monitors compliance with the share ownership guidelines annually. The Committee has full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of GPSP and/or an increase in the proportion of the annual variable pay that is deferred into shares.

Service contracts

Our policy is to employ executive Directors on one-year rolling contracts although longer initial terms may be approved by the Committee if considered appropriate. The Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

Name	Contract date (rolling)	Notice period (Director & HSBC)	Compensation on termination by the company without notice or cause
V H C Cheng	15 March 2011	12 months	Payment in lieu of notice equal to fixed pay, pension entitlements and other benefits.

D J Flint	14 February 2011	12 months	Payment in lieu of notice equal to fixed pay, pension entitlements and other benefits.

A A Flockhart	14 February 2011	12 months

Payment in lieu of notice equal to fixed pay, pension entitlements and other benefits. Eligible to be considered for a variable pay award upon termination of employment other than where the executive has resigned or the Company has terminated the executive’s employment with the contractual right to do so.

S T Gulliver[1]	10 February 2011	12 months

Payment in lieu of notice equal to fixed pay, pension entitlements and other benefits. Eligible to be considered for a variable pay award upon termination of employment other than where the executive has resigned or the Company has terminated the executive’s employment with the contractual right to do so.

I J Mackay	4 February 2011	12 months

Payment in lieu of notice equal to fixed pay, pension entitlements and other benefits. Eligible to be considered for a variable pay award upon termination of employment other than where the executive has resigned or the Company has terminated the executive’s employment with the contractual right to do so.

1	The other benefits as part of the payment in lieu of notice do not include the accommodation and car provided in Hong Kong.

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive Directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company nor the chairmanship of such a company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to HSBC, unless otherwise approved by the Committee. D J Flint was a non-executive Director of BP p.l.c. until 14 April 2011 and, during his directorship, elected to donate his fees to charity.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at Annual General Meetings. Non-executive directors have no service contract and are not eligible to participate in our share plans. Current non-executive Directors’ terms of appointment will expire as follows:

•	in 2012, M K T Cheung, J R Lomax, Sir Simon Robertson, J L Thornton and Sir Brian Williamson;

•	in 2013, R A Fairhead and G Morgan; and

•	in 2014, S A Catz, L M L Cha, J D Coombe, J W J Hughes-Hallett, W S H Laidlaw, N R N Murthy.

Dr J Faber and J P Lipsky were appointed as non-executive Directors with effect from 1 March 2012. Subject to their re-election by shareholders at the Annual General Meeting in 2012, their terms will expire in 2015.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Fees

Non-executive Directors’ fees are regularly reviewed and compared with other large international companies of comparable complexity. The current fee, which was approved by shareholders in 2011, is £95,000 per annum.

A fee of £45,000 per annum is payable to the senior independent non-executive Director. In addition, non-executive Directors received the following fees for service on Board Committees:

Board Committee annual fees

	Chairman	Member	Number of meetings held during
	£000	£000	2011

Group Audit Committee	50	30	7
Group Risk Committee	50	30	6
Group Remuneration Committee	50	30	9
Nomination Committee	40	25	4
Corporate Sustainability Committee	40	25	4

The total of fees paid to each of the non-executive Directors of HSBC Holdings for 2011,

being emoluments for the purposes of the UK Companies Act 2006, is as follows:

Fees paid to non-executive Directors

(Audited)

	2011	2010
	£000	£000

S A Catz	95	65
L M L Cha[1]	465	–
M K T Cheung[2]	165	112
J D Coombe	205	130
R A Fairhead	200	152
J W J Hughes-Hallett	150	105
W S H Laidlaw	125	85
J R Lomax	155	102
G Morgan	125	85
N R N Murthy	135	91
Sir Simon Robertson	166	115
J L Thornton[3]	1,081	1,068
Sir Brian Williamson	120	87

Total[4]	3,187	2,329

Total (US$000)[4]	5,108	3,597

1	Includes fees as non-executive Director and Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited during the year and a member of its Nomination Committee from 1 October 2011.
2	Includes fees as non-executive Director and member of the Audit Committee of Hang Seng Bank Limited.
3	Includes fees as non-executive Chairman of HSBC North America Holdings Inc.
4	Total fees for 2010 include the fees of non-executive Directors who retired in that year.

Employee compensation and benefits

Set out below are details of remuneration paid to Senior Management (being executive Directors and Group Managing Directors of HSBC Holdings) for the year ended 31 December 2011 or for the period of appointment as a Director or Group Managing Director.

Emoluments of Senior Management

Senior management £000

Basic salaries, allowances and benefits in kind	17,191
Pension contributions	860
Bonuses paid or receivable	37,321
Inducements to join paid or receivable	–
Compensation for loss of office	–

Total	55,372

Total (US$000)	88,740

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

The aggregate emoluments of Senior Management for the year ended 31 December 2011 was US$88,740,342. The emoluments of Senior Management were within the following bands:

Number senior management

£0 - £1,000,000	2
£1,000,001 – £2,000,000	1
£2,000,001 – £3,000,000	3
£3,000,001 – £4,000,000	8
£4,000,001 – £5,000,000	1
£7,000,001 – £8,000,000	1
£8,000,001 – £9,000,000	1

The aggregate amount set aside or accrued to provide pension, retirement or similar for executive Directors and Senior Management for the year ended 31 December 2011 was US$1,377,618.

Set out below are details of remuneration paid to the five individuals whose emoluments were the highest in HSBC (including one executive Director and three Group Managing Directors of HSBC Holdings), for the year ended 31 December 2011.

Emoluments of the 5 highest paid employees

5 highest paid employees £000

Basic salaries, allowances and benefits in kind	5,244
Pension contributions	391
Bonuses paid or receivable	20,193
Inducements to join paid or receivable	1,892
Compensation for loss of office	–

Total	27,720

Total (US$000)	44,425

The emoluments of the five highest paid employees were within the following bands:

Number of 5 highest paid employees

£3,900,001 – £4,000,000	1
£4,200,001 – £4,300,000	1
£4,300,001 – £4,400,000	1
£7,100,001 – £7,200,000	1
£8,000,001 – £8,100,000	1

Remuneration of 8 highest paid senior executives (members of the GMB, but not Directors of HSBC Holdings plc)

Employee	1	2	3	4	5	6	7	8
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	650	623	650	650	654	650	481	624

Total fixed	650	623	650	650	654	650	481	624

Annual bonus[1]
Cash	–	375	–	–	493	–	271	374
Non-deferred shares[2]	1,812	375	451	717	493	570	271	374
Deferred cash	–	563	–	–	740	–	407	562
Deferred shares	2,718	563	677	1,076	740	854	407	562

Total annual bonus	4,530	1,876	1,128	1,793	2,466	1,424	1,356	1,872

Long-term incentive plan (GPSP)

Deferred shares	1,950	1,250	1,950	975	–	975	724	–

Total variable pay	6,480	3,127	3,078	2,768	2,466	2,399	2,081	1,872

Total remuneration	7,130	3,749	3,728	3,418	3,120	3,049	2,562	2,496
US$000
Total remuneration	11,427	6,009	5,975	5,477	5,000	4,886	4,106	4,000

1	Annual bonus in respect of performance year 2011.
2	Awards vested, subject to a 6 month retention period. For UK based employees 50% of the awards vested are subject to a 6 month retention period.
3	For UK based employees 50% of the deferred shares under the annual bonus are subject to a 6 month retention period post vesting.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Pensions

V H C Cheng retired on 27 May 2011 and until that date was a member of the Hong Kong Special Administrative Region Mandatory Provident Fund (‘MPF’). Until 27 May 2011 Mr Cheng received an executive allowance of 25% of annual basic salary, less the mandatory contributions to the MPF by both the employer and employee, to fund personal pension arrangements of HK$1,185,578. Until 27 May 2011, the mandatory employer contribution to the MPF in respect of Mr Cheng was HK$5,000.

D J Flint received an executive allowance of 50% of annual basic salary in lieu of personal pension arrangements. The executive allowance for 2011 amounted to £750,000.

A A Flockhart received employer contributions of 50% of basic salary into a personal pension plan from 1 January 2011 to 31 March 2011. From 1 April

2011 Mr Flockhart received employer contributions of 1.8% of basic salary into a personal pension plan and an executive allowance of 48.2% of basic salary. The employer contributions and the executive allowance for the whole of 2011 amounted to £487,500.

S T Gulliver received employer contributions of 19.2% of basic salary into a personal pension plan and an executive allowance of 30.8% of basic salary from 1 January 2011 to 31 March 2011. From 1 April 2011 Mr Gulliver received employer contributions of 4% of basic salary into a personal pension plan and an executive allowance of 46% of basic salary. The employer contributions and the executive allowance for the whole of 2011 amounted to £625,000.

I J Mackay received an executive allowance of 50% of basic annual salary in lieu of personal pension arrangements. The executive allowance for 2011 amounted to £350,000.

Defined Benefit Pension arrangements

	Accrued annual pension at 31 December 2011	Increase in accrued pension during 2011	Increase in accrued pension during 2011, excluding any increase for inflation	Transfer value of accrued pension at 31 December 2010[1]	Transfer value of accrued pension at 31 December 2011[1]	Increase of transfer value of accrued pension (less personal contributions) in 2011[1]	Transfer value (less personal contributions) at 31 December 2011 relating to increase in accrued pension during 2011, excluding any increase for inflation[1]
	£000	£000	£000	£000	£000	£000	£000
A A Flockhart[2]	307	24	12	4,974	5,638	664	236

1	The transfer value represents a liability of HSBC’s pension fund and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	A A Flockhart ceased accrual of pension in the International Staff Retirement Benefits Scheme (‘ISRBS’) on 30 November 2008 and he has deferred commencement of his pension. The ISRBS retains a liability for a contingent spouse’s pension of £134,000 per annum as at 31 December 2011.

The following table shows unfunded pension payments, in respect of which provision has been made, during 2011 to six former Directors of HSBC Holdings.

The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former director of that bank.

Unfunded pension payments

	2011 £	2010 £
B H Asher	106,441	101,858
C F W de Croisset	250,910	237,662
R Delbridge	153,099	146,507
Lord Green	40,946	2,992
Sir Brian Pearse	63,844	61,095
Sir William Purves	112,679	107,827

	727,919	657,941

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Share Plans

At 31 December 2011, the undernamed Directors held options, awards of Performance Shares and

Restricted Shares under the HSBC Share Plan and conditional awards of shares under the GPSP to acquire the number of HSBC Holdings ordinary shares set against their respective names.

HSBC Holdings savings-related share option plans

HSBC Holdings ordinary shares of US$0.50

	Date of award	Exercise price (£)	Exercisable		At 1 Jan	At 31 Dec
			from[1]	until	2011	2011
D J Flint	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	2,650
A A Flockhart	29 Apr 2009	3.3116	1 Aug 2014	31 Jan 2015	4,529	4,529

		US$
I J Mackay	30 Apr 2008	11.8824	1 Aug 2011	31 Jan 2012	1,531	1,531

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. No options lapsed during the year. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 31 December 2011 was £4.911. The highest and lowest market values per ordinary share during the year were £7.395 and £4.564. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

Awards of Performance Shares

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest	Awards held at	Awards vested during year[1,2]		Awards held at
			1 Jan 2011	Number	Monetary value	31 Dec 2011
					£000
V H C Cheng	3 Jun 2008	2011	163,188	35,433	230	–	[3]
D J Flint	3 Jun 2008	2011	470,596	102,184	662	–
A A Flockhart	3 Jun 2008	2011	160,474	34,844	226	–
S T Gulliver	3 Jun 2008	2011	69,917	15,181	98	–

Vesting of these awards of Performance Shares is subject to the achievement of the corporate performance conditions set out on pages 265 to 267. Interests in awards of Performance Shares are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust.

1	The performance conditions of the total shareholder return element of the award were partially met and the following part of the awards vested on 4 April 2011, when the market value per share was £6.48: V H C Cheng, 35,024 shares; D J Flint, 101,003 shares; A A Flockhart, 34,442 shares; and S T Gulliver, 15,006 shares. The following awards representing the fourth interim dividend for 2010 vested on 5 May 2011, when the market value per share was £6.46: V H C Cheng, 409 shares; D J Flint, 1,181 shares; A A Flockhart, 402 shares; and S T Gulliver, 175 shares. The market value per share on the date of the award, 3 June 2008, was £8.56.
2	The performance conditions for the earnings per share, economic profit and the remaining part of the total shareholder return element of the award were not met and, under the terms of the Plan, the following awards were forfeited on 4 April 2011: V H C Cheng, 129,412 shares; D J Flint, 373,193 shares; A A Flockhart, 127,259 shares; and S T Gulliver, 55,445 shares. As a consequence, the fourth interim dividend for 2010 did not accrue on the forfeited shares.
3	Interest at 27 May 2011 – date of retirement.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Awards of Restricted Shares

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest	Awards held at	Awards made during year			Awards vested during year			Awards held at
			1 Jan 2011	Number		Monetary value	Number		Monetary value	31 Dec 2011[1]
						£000			£000
V H C Cheng	2 Mar 2009	2012	510,226	–		–	–		–	514,129	[2]
	1 Mar 2010	2011-2013[3]	198,773	–		–	–		–	202,637	[2]
	15 Mar 2011	2012-2014	–	52,528	[5]	339	21,011	[6]	136	31,885	[2]

D J Flint	1 Mar 2010	2011-2013[3]	316,252	–		–	105,162	[4]	713	220,201
	15 Mar 2011	2012-2014	–	215,383	[5]	1,391	86,153	[6]	557	133,280

A A Flockhart	3 Mar 2008	2011	15,572	–		–	15,875	[7]	102	–
	2 Mar 2009	2012	514,960	–		–	–		–	535,162
	1 Mar 2010	2011-2013[3]	305,806	–		–	101,688	[4]	689	212,927
	15 Mar 2011	2012-2014	–	139,079	[5]	898	55,632	[6]	359	86,062

S T Gulliver	3 Mar 2008	2009-2011	192,796	–		–	194,270	[8]	1,317	–
	1 Mar 2010	2011-2013[3]	1,355,371	–		–	450,694	[4]	3,056	943,723
	15 Mar 2011	2012-2014	–	800,000	[9]	5,168	–		–	825,072

I J Mackay	31 Jul 2007	2009-2011[10]	47,679	–		–	49,035	[11]	298	–
	31 Mar 2008	2011	46,252	–		–	47,152	[12]	302	–
	2 Mar 2009	2012	100,309	–		–	–		–	104,244
	1 Mar 2010	2011-2013[3]	59,262	–		–	19,706	[4]	134	41,263
	15 Mar 2011	2012-2014	–	58,103	[5]	375	23,241	[6]	150	35,954

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards granted in 2007 and 2008 are categorised as the interests of a beneficiary of a trust and interests in Restricted Share awards granted in 2009, 2010 and 2011 are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	Interest at 27 May 2011 – date of retirement.
3	33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
4	At the date of vesting, 28 February 2011, the market value per share was £6.78. The market value per share on the date of the award, 1 March 2010, was £6.82. Market value is the middle market closing price derived from the London Stock Exchange Daily Official List on the relevant date.
5	At the date of the award, 15 March 2011, the market value per share was £6.46. The number of shares comprises a deferred award and non-deferred award of Restricted Shares. In respect of the deferred award, 33% vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
6	The non-deferred award vested immediately on 15 March 2011 and is subject to a 6 month retention period. At the date of vesting, the market value per share was £6.46.
7	15,691 shares vested on 31 March 2011 when the market value per share was £6.41. The market value per share on the date of the award, 3 March 2008, was £7.90. An award of 184 shares representing the fourth interim dividend for 2010 vested on 5 May 2011 when the market value per share was £6.46.
8	At the date of vesting, 28 February 2011, the market value per share was £6.78. The market value per share on the date of the award, 3 March 2008, was £7.90.
9	At the date of the award, 15 March 2011, the market value per share was £6.46. The number of shares comprises a deferred award of Restricted Shares. 33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
10	33% of the award vests on each of the second and third anniversaries of the date of the award, with the balance vesting on the fourth anniversary of the date of the award.
11	49,035 shares vested on 1 August 2011 when the market value per share was £6.08.
12	46,606 shares vested on 31 March 2011 when the market value per share was £6.41. The market value per share on the date of the award, 31 March 2008, was £8.30. An award of 546 shares representing the fourth interim dividend for 2010 vested on 5 May 2011 when the market value per share was £6.46.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Conditional Awards under the GPSP

HSBC Share Plan 2011

HSBC Holdings ordinary shares of US$0.50

		Year in which	Awards held at	Awards made during year[1]		Awards held at
	Date of award	awards may vest	1 Jan 2011	Number	Monetary value	31 Dec 2011[2]
					£000

A A Flockhart	23 Jun 2011	2016	–	176,519	1,061	178,373

S T Gulliver	23 Jun 2011	2016	–	388,044	2,332	392,119

I J Mackay	23 Jun 2011	2016	–	108,487	652	109,626

The GPSP is the long-term incentive plan under the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as the interests of a beneficial owner.

1	Conditional awards of shares made under the GPSP. At the date of award, 23 June 2011, the market value per share was £6.01.
2	Includes additional shares arising from scrip dividends.

On behalf of the Board

J L Thornton

Chairman of Group Remuneration Committee	27 February 2012

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together HSBC) on pages 279 to 413 which comprise the consolidated balance sheets as of 31 December 2011 and 2010, and the related consolidated income statements, consolidated statement of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in equity, for each of the years in the three-year period ended 31 December 2011, including the disclosures marked ‘audited’ within the critical accounting policies on pages 38 to 42, the ‘Report of the Directors: Risk’ section on pages 98 to 210 and the ‘Report of the Directors: Capital’ section on page 211 to 217. We have also audited HSBC’s internal control over financial reporting as of 31 December 2011, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance), and the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Assessment of Internal Controls’. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the effectiveness of HSBC’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and IFRSs as issued by the International Accounting Standards Board (IASB). Also, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance) and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Audit Plc

London, England

27 February 2012

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

Financial Statements

Financial statements

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2011

	Notes	2011 US$m	2010 US$m	2009 US$m

Interest income		63,005	58,345	62,096
Interest expense		(22,343)	(18,904)	(21,366)

Net interest income		40,662	39,441	40,730

Fee income		21,497	21,117	21,403
Fee expense		(4,337)	(3,762)	(3,739)

Net fee income		17,160	17,355	17,664

Trading income excluding net interest income		3,283	4,680	6,236
Net interest income on trading activities		3,223	2,530	3,627

Net trading income		6,506	7,210	9,863

Changes in fair value of long-term debt issued and related derivatives		4,161	(258)	(6,247)
Net income/(expense) from other financial instruments designated at fair value		(722)	1,478	2,716

Net income/(expense) from financial instruments designated at fair value	3	3,439	1,220	(3,531)

Gains less losses from financial investments		907	968	520
Dividend income		149	112	126
Net earned insurance premiums	4	12,872	11,146	10,471
Other operating income		1,766	2,562	2,788

Total operating income		83,461	80,014	78,631

Net insurance claims incurred and movement in liabilities to policyholders	5	(11,181)	(11,767)	(12,450)

Net operating income before loan impairment charges and other credit risk provisions		72,280	68,247	66,181

Loan impairment charges and other credit risk provisions	6	(12,127)	(14,039)	(26,488)

Net operating income		60,153	54,208	39,693

Employee compensation and benefits	7	(21,166)	(19,836)	(18,468)
General and administrative expenses		(17,459)	(15,156)	(13,392)
Depreciation and impairment of property, plant and equipment	25	(1,570)	(1,713)	(1,725)
Amortisation and impairment of intangible assets	24	(1,350)	(983)	(810)

Total operating expenses		(41,545)	(37,688)	(34,395)

Operating profit	6	18,608	16,520	5,298

Share of profit in associates and joint ventures	23	3,264	2,517	1,781

Profit before tax		21,872	19,037	7,079

Tax expense	10	(3,928)	(4,846)	(385)

Profit for the year		17,944	14,191	6,694

Profit attributable to shareholders of the parent company		16,797	13,159	5,834
Profit attributable to non-controlling interests		1,147	1,032	860

		US$	US$	US$

Basic earnings per ordinary share	12	0.92	0.73	0.34
Diluted earnings per ordinary share	12	0.91	0.72	0.34

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of comprehensive income for the year ended 31 December 2011

	2011 US$m	2010 US$m	2009 US$m

Profit for the year	17,944	14,191	6,694

Other comprehensive income/(expense)
Available-for-sale investments	674	5,835	10,817

– fair value gains	1,279	6,368	9,821
– fair value gains transferred to income statement on disposal	(820)	(1,174)	(648)
– amounts transferred to the income statement in respect of impairment losses	583	1,118	2,391
– income taxes	(368)	(477)	(747)

Cash flow hedges	187	(271)	772

– fair value gains/(losses)	(581)	(178)	481
– fair value (gains)/losses transferred to income statement	788	(164)	808
– income taxes	(20)	71	(517)

Actuarial gains/(losses) on defined benefit plans	1,009	(61)	(2,608)

– before income taxes	1,267	(60)	(3,586)
– income taxes	(258)	(1)	978

Share of other comprehensive income/(expense) of associates and joint ventures	(710)	107	149
Exchange differences	(2,865)	(567)	4,975
Income tax attributable to exchange differences	165	–	–

Other comprehensive income for the year, net of tax	(1,540)	5,043	14,105

Total comprehensive income for the year	16,404	19,234	20,799

Total comprehensive income for the year attributable to:
– shareholders of the parent company	15,366	18,087	19,529
– non-controlling interests	1,038	1,147	1,270

	16,404	19,234	20,799

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated balance sheet at 31 December 2011

	Notes	2011 US$m	2010 US$m
Assets

Cash and balances at central banks		129,902	57,383
Items in the course of collection from other banks		8,208	6,072
Hong Kong Government certificates of indebtedness		20,922	19,057
Trading assets	15	330,451	385,052
Financial assets designated at fair value	19	30,856	37,011
Derivatives	20	346,379	260,757
Loans and advances to banks		180,987	208,271
Loans and advances to customers		940,429	958,366
Financial investments	21	400,044	400,755
Assets held for sale	27	39,558	1,991
Other assets	27	48,699	41,260
Current tax assets		1,061	1,096
Prepayments and accrued income		10,059	11,966
Interests in associates and joint ventures	23	20,399	17,198
Goodwill and intangible assets	24	29,034	29,922
Property, plant and equipment	25	10,865	11,521
Deferred tax assets	10	7,726	7,011

Total assets		2,555,579	2,454,689

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		20,922	19,057
Deposits by banks		112,822	110,584
Customer accounts		1,253,925	1,227,725
Items in the course of transmission to other banks		8,745	6,663
Trading liabilities	28	265,192	300,703
Financial liabilities designated at fair value	29	85,724	88,133
Derivatives	20	345,380	258,665
Debt securities in issue	30	131,013	145,401
Liabilities of disposal groups held for sale	31	22,200	86
Other liabilities	31	27,967	27,964
Current tax liabilities		2,117	1,804
Liabilities under insurance contracts	32	61,259	58,609
Accruals and deferred income		13,106	13,906
Provisions	33	3,324	2,138
Deferred tax liabilities	10	1,518	1,093
Retirement benefit liabilities	7	3,666	3,856
Subordinated liabilities	34	30,606	33,387

Total liabilities		2,389,486	2,299,774

Equity
Called up share capital	39	8,934	8,843
Share premium account		8,457	8,454
Other equity instruments		5,851	5,851
Other reserves		23,615	25,414
Retained earnings[5]		111,868	99,105

Total shareholders’ equity		158,725	147,667
Non-controlling interests	38	7,368	7,248

Total equity		166,093	154,915

Total equity and liabilities		2,555,579	2,454,689

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of cash flows for the year ended 31 December 2011

	Notes	2011 US$m	2010 US$m	2009 US$m

Cash flows from operating activities
Profit before tax		21,872	19,037	7,079

Adjustments for:
– net gain from investing activities		(1,196)	(1,698)	(1,910)
– share of profits in associates and joint ventures		(3,264)	(2,517)	(1,781)
– other non-cash items included in profit before tax	40	19,878	18,887	31,384
– change in operating assets	40	(7,412)	(13,267)	(20,803)
– change in operating liabilities	40	44,012	42,272	14,645
– elimination of exchange differences[1]		10,840	(1,799)	(19,024)
– dividends received from associates		304	441	414
– contributions paid to defined benefit plans		(1,177)	(3,321)	(974)
– tax paid		(4,095)	(2,293)	(2,132)

Net cash generated from operating activities		79,762	55,742	6,898

Cash flows from investing activities
Purchase of financial investments		(319,008)	(341,202)	(304,629)
Proceeds from the sale and maturity of financial investments		311,702	321,846	241,341
Purchase of property, plant and equipment		(1,505)	(2,533)	(2,000)
Proceeds from the sale of property, plant and equipment		300	4,373	4,701
Proceeds from the sale of loan portfolios		–	4,243	4,852
Net purchase of intangible assets		(1,571)	(1,179)	(956)
Net cash outflow from acquisition of subsidiaries		–	(86)	(677)
Net cash inflow from disposal of subsidiaries		216	466	45
Net cash outflow from acquisition of or increase in stake of associates		(90)	(1,589)	(62)
Net cash outflow from the consolidation of funds		–	(19,566)	–
Proceeds from disposal of associates and joint ventures		25	254	308

Net cash used in investing activities		(9,931)	(34,973)	(57,077)

Cash flows from financing activities
Issue of ordinary share capital		96	180	18,398

– rights issue		–	–	18,326
– other		96	180	72

Issue of other equity instruments		–	3,718	–
Net sales/(purchases) of own shares for market-making and investment purposes		(225)	163	(176)
Net sales/(purchases) of own shares to meet share awards and share option awards		(136)	11	(51)
On exercise of share options		–	2	12
Subordinated loan capital issued		7	4,481	2,959
Subordinated loan capital repaid		(3,777)	(2,475)	(4,637)
Net cash inflow/(outflow) from change in stake in subsidiaries		104	(229)	–
Dividends paid to shareholders of the parent company		(5,014)	(3,441)	(4,264)
Dividends paid to non-controlling interests		(568)	(595)	(702)
Dividends paid to holders of other equity instruments		(573)	(413)	(269)

Net cash generated from financing activities		(10,086)	1,402	11,270

Net increase/(decrease) in cash and cash equivalents		59,745	22,171	(38,909)

Cash and cash equivalents at 1 January		274,076	250,766	278,872
Exchange differences in respect of cash and cash equivalents		(8,372)	1,139	10,803

Cash and cash equivalents at 31 December	40	325,449	274,076	250,766

For footnote, see page 290.

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of changes in equity for the year ended 31 December 2011

	2011
					Other reserves
	Called up share capital	Share premium[2]	Other equity instru- ments	Retained earnings [3,4,5]	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[3,7]	Total share- holders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

Profit for the year	–	–	–	16,797	–	–	–	–	16,797	1,147	17,944
Other comprehensive income (net of tax)	–	–	–	368	716	190	(2,705)	–	(1,431)	(109)	(1,540)

Available-for-sale investments	–	–	–	–	716	–	–	–	716	(42)	674
Cash flow hedges	–	–	–	–	–	190	–	–	190	(3)	187
Actuarial gains/(losses) on defined benefit plans	–	–	–	1,078	–	–	–	–	1,078	(69)	1,009
Share of other comprehensive income of associates and joint ventures	–	–	–	(710)	–	–	–	–	(710)	–	(710)
Exchange differences	–	–	–	–	–		(2,705)	–	(2,705)	5	(2,700)

Total comprehensive income for the year	–	–	–	17,165	716	190	(2,705)	–	15,366	1,038	16,404

Shares issued under employee share plans	6	90	–	–	–	–	–	–	96	–	96
Shares issued in lieu of dividends and amounts arising thereon[2]	85	(87)	–	2,232	–	–	–	–	2,230	–	2,230
Dividends to shareholders[8]	–	–	–	(7,501)	–	–	–	–	(7,501)	(815)	(8,316)
Tax credit on distributions	–	–	–	128	–	–	–	–	128		128
Own shares adjustment	–	–	–	(361)	–	–	–	–	(361)	–	(361)
Cost of share-based payment arrangements	–	–	–	1,154	–	–	–	–	1,154	–	1,154
Income taxes on share-based payments	–	–	–	21	–	–	–	–	21	–	21
Other movements	–	–	–	(75)	–	–	–	–	(75)	28	(47)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(252)	(252)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	121	121

At 31 December	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of changes in equity for the year ended 31 December 2011 (continued)

	2010
					Other reserves
	Called up share capital	Share premium[2]	Other equity instru- ments	Retained earnings [3,4,5]	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[3,7]	Total share- holders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	8,705	8,413	2,133	88,737	(9,965)	(26)	2,994	27,308	128,299	7,362	135,661

Profit for the year	–	–	–	13,159	–	–	–	–	13,159	1,032	14,191
Other comprehensive income (net of tax)	–	–	–	49	5,671	(266)	(526)	–	4,928	115	5,043

Available-for-sale investments	–	–	–	–	5,671	–	–	–	5,671	164	5,835
Cash flow hedges	–	–	–	–	–	(266)	–	–	(266)	(5)	(271)
Actuarial losses on defined benefit plans	–	–	–	(58)	–	–	–	–	(58)	(3)	(61)
Share of other comprehensive income of associates and joint ventures	–	–	–	107	–	–	–	–	107	–	107
Exchange differences	–	–	–	–	–	–	(526)	–	(526)	(41)	(567)

Total comprehensive income for the year	–	–	–	13,208	5,671	(266)	(526)	–	18,087	1,147	19,234

Shares issued under employee share plans	12	168	–	–	–	–	–	–	180	–	180
Shares issued in lieu of dividends and amounts arising thereon[2]	126	(127)	–	2,524	–	–	–	–	2,523	–	2,523
Capital securities issued[9]	–	–	3,718	–	–	–	–	–	3,718	–	3,718
Dividends to shareholders[8]	–	–	–	(6,350)	–	–	–	–	(6,350)	(725)	(7,075)
Tax credit on distributions	–	–	–	122	–	–	–	–	122	–	122
Own shares adjustment	–	–	–	174	–	–	–	–	174	–	174
Cost of share-based payment arrangements	–	–	–	812	–	–	–	–	812	–	812
Income taxes on share-based payments	–	–	–	(14)	–	–	–	–	(14)	–	(14)
Other movements	–	–	–	(58)	217	7	–	–	166	3	169
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(436)	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	(50)	–	–	–	–	(50)	(103)	(153)

At 31 December	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

HSBC HOLDINGS PLC

Financial Statements (continued)

	2009
					Other reserves
	Called up share capital	Share premium[2]	Other equity instru- ments	Retained earnings [3,4,5]	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[3,7]	Total share- holders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	6,053	8,463	2,133	82,684	(20,550)	(806)	(1,843)	17,457	93,591	6,638	100,229

Profit for the year	–	–	–	5,834	–	–	–	–	5,834	860	6,694
Other comprehensive income (net of tax)	–	–	–	(2,536)	10,603	791	4,837	–	13,695	410	14,105

Available-for-sale investments	–	–	–	–	10,603	–	–	–	10,603	214	10,817
Cash flow hedges	–	–	–	–	–	791	–	–	791	(19)	772
Actuarial gains/(losses) on defined benefit plans	–	–	–	(2,685)	–	–	–	–	(2,685)	77	(2,608)
Share of other comprehensive income of associates and joint ventures	–	–	–	149	–	–	–	–	149	–	149
Exchange differences	–	–	–	–	–	–	4,837	–	4,837	138	4,975

Total comprehensive income for the year	–	–	–	3,298	10,603	791	4,837	–	19,529	1,270	20,799
Shares issued under employee share plans	4	69	–	–	–	–	–	–	73	–	73
Shares issued in lieu of dividends and amounts arising thereon[2]	118	(119)	–	1,670	–	–	–	–	1,669	–	1,669
Shares issued in respect of rights issue[7]	2,530	–	–	–	–	–	–	15,796	18,326	–	18,326
Dividends to shareholders[8]	–	–	–	(5,639)	–	–	–	–	(5,639)	(832)	(6,471)
Tax credit on distributions	–	–	–	50	–	–	–	–	50	–	50
Own shares adjustment	–	–	–	(227)	–	–	–	–	(227)	–	(227)
Exercise and lapse of share options and vesting of share awards	–	–	–	38	–	–	–	–	38	–	38
Cost of share-based payment arrangements	–	–	–	683	–	–	–	–	683	–	683
Income taxes on share-based payments	–	–	–	9	–	–	–	–	9	–	9
Other movements	–	–	–	226	(18)	(11)	–	–	197	77	274
Transfers[7]	–	–	–	5,945	–	–	–	(5,945)	–	–	–
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(38)	(38)
Change in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	247	247

At 31 December	8,705	8,413	2,133	88,737	(9,965)	(26)	2,994	27,308	128,299	7,362	135,661

For footnotes, see page 290.

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2011

	Notes	2011 US$m	2010 US$m
Assets

Cash at bank and in hand:
– balances with HSBC undertakings		316	459
Derivatives	20	3,568	2,327
Loans and advances to HSBC undertakings		28,048	21,238
Financial investments		1,078	2,025
Current tax assets		104	224
Prepayments and accrued income		32	108
Investments in subsidiaries	26	90,621	92,899
Property, plant and equipment		4	4
Deferred tax assets	10	91	57

Total assets		123,862	119,341

Liabilities and equity

Liabilities
Amounts owed to HSBC undertakings		2,479	2,932
Financial liabilities designated at fair value	29	21,151	16,288
Derivatives	20	1,067	827
Debt securities in issue	30	2,613	2,668
Other liabilities	31	911	1,232
Accruals and deferred income		1,008	750
Subordinated liabilities	34	12,450	13,313

Total liabilities		41,679	38,010

Equity
Called up share capital	39	8,934	8,843
Share premium account		8,457	8,454
Other equity instruments		5,828	5,828
Merger reserve and other reserves		35,127	35,127
Other reserves		1,722	1,639
Retained earnings		22,115	21,440

Total equity		82,183	81,331

Total equity and liabilities		123,862	119,341

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of cash flows for the year ended 31 December 2011

	Notes	2011 US$m	2010 US$m

Cash flows from operating activities
Profit/(loss) before tax		5,758	5,237

Adjustments for:
– non-cash items included in profit before tax	40	77	185
– change in operating assets	40	(5,489)	3,091
– change in operating liabilities	40	(414)	(1,754)
– net loss from investing activities		570	–
– tax (paid)/received		(57)	853

Net cash generated from operating activities		445	7,612

Cash flows from investing activities
Proceeds from sale of financial investments		941	–
Net cash outflow from acquisition of or increase in stake of subsidiaries		(626)	(6,649)

Net cash from/(used in) investing activities		315	(6,649)

Cash flows from financing activities
Issue of ordinary share capital		96	180
Issue of other equity instruments		–	3,695
On exercise of share options		–	2
Subordinated loan capital issued		–	1,349
Subordinated loan capital repaid		(750)	(2,100)
Debt securities issued		5,338	–
Dividends paid		(5,014)	(3,441)
Dividends paid to holders of other equity instruments		(573)	(413)

Net cash used in financing activities		(903)	(728)

Net increase/(decrease) in cash and cash equivalents		(143)	235

Cash and cash equivalents at 1 January		459	224

Cash and cash equivalents at 31 December	40	316	459

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of changes in equity for the year ended 31 December 2011

	2011
					Other reserves
	Called up share capital	Share premium[2]	Other equity instru- ments	Retained earnings [5,10]	Available- for-sale fair value reserve	Other paid-in capital	Merger and other reserves[7]	Total share- holders’ equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	8,843	8,454	5,828	21,440	56	1,583	35,127	81,331
Profit for the year	–	–	–	5,471	–	–	–	5,471
Other comprehensive income (net of tax)	–	–	–	–	(44)	–	–	(44)
Available-for-sale investments	–	–	–	–	(61)	–	–	(61)
Income tax	–	–	–	–	17	–	–	17

Total comprehensive income for the year	–	–	–	5,471	(44)	–	–	5,427
Shares issued under employee share plans	6	90	–	–	–	–	–	96
Shares issued in lieu of dividends and amounts arising thereon[2]	85	(87)	–	2,232	–	–	–	2,230
Dividends to shareholders[8]	–	–	–	(7,501)	–	–	–	(7,501)
Tax credit on distributions	–	–	–	128	–	–	–	128
Own shares adjustment	–	–	–	(265)	–	–	–	(265)
Exercise and lapse of share options and vesting of share awards	–	–	–	(127)	–	127	–	–
Cost of share-based payment arrangements	–	–	–	57	–	–	–	57
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–	674	–	–	–	674
Other movements	–	–	–	6	–	–	–	6

At 31 December	8,934	8,457	5,828	22,115	12	1,710	35,127	82,183

HSBC HOLDINGS PLC

Financial Statements (continued)

	2010
					Other reserves
	Called up share capital	Share premium[2]	Other equity instru- ments[9]	Retained earnings [5,10]	Available- for-sale fair value reserve	Other paid-in capital	Merger and other reserves[7]	Total share- holders’ equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	8,705	8,413	2,133	19,781	253	1,464	35,127	75,876

Profit for the year	–	–	–	5,658	–	–	–	5,658
Other comprehensive income (net of tax)	–	–	–	–	(197)	–	–	(197)
Available-for-sale investments	–	–	–	–	(275)	–	–	(275)
Income tax	–	–	–	–	78	–	–	78

Total comprehensive income for the year	–	–	–	5,658	(197)	–	–	5,461
Shares issued under employee share plans	12	168	–	–	–	–	–	180
Shares issued in lieu of dividends and amounts arising thereon[2]	126	(127)	–	2,524	–	–	–	2,523
Capital securities issued[9]	–	–	3,695	–	–	–	–	3,695
Dividends to shareholders[8]	–	–	–	(6,350)	–	–	–	(6,350)
Tax credit on distributions	–	–	–	91	–	–	–	91
Own shares adjustment	–	–	–	(260)	–	–	–	(260)
Exercise and lapse of share options and vesting of share awards	–	–	–	(119)	–	119	–	–
Cost of share-based payment arrangements	–	–	–	28	–	–	–	28
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–	76	–	–	–	76
Other movements	–	–	–	11	–	–	–	11
At 31 December	8,843	8,454	5,828	21,440	56	1,583	35,127	81,331

Dividends per ordinary share at 31 December 2011 were US$0.39 (2010: US$0.34; 2009: US$0.34).

For footnotes, see page 290.

The accompanying notes on pages 291 to 413, ‘Critical accounting policies’ on pages 38 to 42, the audited sections of ‘Risk’ on pages 98 to 210 and the audited sections of ‘Capital’ on pages 211 to 217 form an integral part of these financial statements.

HSBC HOLDINGS PLC

Financial Statements (continued)

Footnotes to Financial Statements

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2	Share premium includes the deduction of US$2m in respect of issuance costs incurred during the year (2010: US$1m; 2009: US$1m).
3	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m has been charged against retained earnings.
4	Retained earnings include 98,498,019 (US$1,320m) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2010: 123,331,979 (US$1,799m); 2009: 179,964,968 (US$2,572m)).
5	The movement in reserves relating to equity-settled share-based payment arrangements is recognised in ‘Retained earnings’ in the ‘Consolidated statement of change in equity’ and ‘HSBC Holdings statement of changes in equity’, with effect from 1 January 2011. Previously, it was disclosed separately in a ‘Share-based payment reserve’ within ‘Other reserves’. Comparative data have been restated accordingly. The adjustment reduced ‘Other reserves’ and increased ‘Retained earnings’ by US$2,274m at 31 December 2011 (2010: US$1,755m; 2009: US$1,925m). There was no effect on basic or diluted earnings per share following this change.
6	Amounts transferred to the income statement in respect of cash flow hedges include US$104m gain (2010: US$605m gain; 2009: US$502m loss) taken to ‘Net interest income’ and US$893m loss (2010: US$441m loss; 2009: US$306m loss) taken to ‘Net trading income’.
7	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-group reorganisations. At 31 December 2011, nil (2010: nil; 2009: US$5,945m) was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings’ investment in HOHU. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
8	Including distributions paid on preference shares and capital securities classified as equity.
9	During June 2010, HSBC Holdings issued US$3,800m of Perpetual Subordinated Capital Securities, Series 2 (‘capital securities’), on which there were US$82m of external issuance costs and US$23m of intra-group issuance costs which are classified as equity under IFRSs. The capital securities are exchangeable at HSBC Holdings’ option into non-cumulative US dollar preference shares on any coupon payment date. Interest on the capital securities is paid quarterly and may be deferred at the discretion of HSBC Holdings. The capital securities may only be redeemed at the option of HSBC Holdings.
10	Retained earnings include 33,557,764 (US$563m) of own shares held to fund employee share plans (2010: 39,814,107 (US$562m)).

HSBC HOLDINGS PLC

Notes on the Financial Statements

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2011 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

During 2011, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

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

Disclosures under IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’) and IFRS 7 ‘Financial Instruments: Disclosures’ (‘IFRS 7’) concerning the nature and extent of risks relating to insurance contracts and financial instruments have been included in the audited sections of the ‘Report of the Directors: Risk’ on pages 98 to 210. HSBC has adopted a revised disclosure convention for the presentation of impaired loans to provide more relevant information on the nature of credit risk in portfolios which have significant levels of forbearance activity, see page 133.

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ (‘IAS 1’) have been included in the audited sections of ‘Report of the Directors: Capital’ on pages 211 to 217.

Disclosures relating to HSBC’s securitisation activities and structured products have been included in the audited section of ‘Report of the Directors: Risk’ on pages 98 to 210.

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Report of the Directors goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC has adopted the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of UK banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses good practice recommendations issued from time to time by relevant regulators and standard setters and will assess the applicability and relevance of such guidance, enhancing disclosures where appropriate.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

(d)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets, deferred tax assets and provisions for liabilities. See ‘Critical accounting policies’ on pages 38 to 42, which form an integral part of these financial statements.

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the Notes on the Financial Statements.

(e)	Consolidation

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

Subsidiaries are consolidated from the date that HSBC gains control. The acquisition method of accounting is used when subsidiaries are acquired by HSBC. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration, given at the date of exchange. Acquisition-related costs are recognised as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are generally measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of non-controlling interest and the fair value of HSBC’s previously held equity interest, if any, over the net of the amounts of the identifiable assets acquired and the liabilities assumed. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. In a business combination achieved in stages, the previously held equity interest is remeasured at the acquisition-date fair value with the resulting gain or loss recognised in the income statement. In the event that the amount of net assets acquired is in excess of the aggregate of the consideration transferred, the amount of non-controlling interest and the fair value of HSBC’s previously held equity interest, the difference is recognised immediately in the income statement.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of BoCom, Ping An and Industrial Bank which are included on the basis of financial statements made up for the twelve months to 30 September. These are equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable. HSBC has taken into account the effect of significant transactions or events that occur between the period from 1 October to 31 December that would have a material effect on its results.

(f)	Future accounting developments

At 31 December 2011, a number of standards and amendments to standards had been issued by the IASB, which are not effective for HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings as at 31 December 2011. These new requirements have not yet been endorsed for use in the EU. In addition to the projects to complete financial instrument accounting, the IASB is continuing to work on projects on insurance, revenue recognition and lease accounting, which together with the standards described below, will represent widespread and significant changes to accounting requirements from 2013.

Standards and amendments issued by the IASB but not endorsed by the EU

Standards applicable in 2013

In May 2011, the IASB issued IFRS 10 ‘Consolidated Financial Statements’ (‘IFRS 10’), IFRS 11 ‘Joint Arrangements’ (‘IFRS 11’) and IFRS 12 ‘Disclosure of Interests in Other Entities’ (‘IFRS 12’). The standards are effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRSs 10 and 11 are required to be applied retrospectively.

Under IFRS 10, there will be one approach for determining consolidation for all entities, based on the concept of power, variability of returns and their linkage. This will replace the current approach which emphasises legal control or exposure to risks and rewards, depending on the nature of the entity. IFRS 11 places more focus on the investors’ rights and obligations than on structure of the arrangement, and introduces the concept of a joint operation. IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements and associates and introduces new requirements for unconsolidated structured entities.

Based on our initial assessment, we do not expect IFRS 11 to have a material effect on HSBC’s financial statements. HSBC is currently assessing the impact of IFRS 10 and it is not practicable to quantify the effect as at the date of the publication of these financial statements.

In May 2011, the IASB also issued IFRS 13 ‘Fair Value Measurement’ (‘IFRS 13’). This standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application.

IFRS 13 establishes a single source of guidance for all fair value measurements required or permitted by IFRSs. The standard clarifies the definition of fair value as an exit price, which is defined as a price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and enhances disclosures about fair value measurement.

HSBC is currently assessing IFRS 13 and it is not practicable to quantify the effect as at the date of the publication of these financial statements, which will depend on final interpretations of the standard, market conditions and HSBC’s holdings of financial instruments at 1 January 2013. However, based on the analysis performed to date, the most significant potential effect from applying IFRS 13 is considered to be on the methodologies for the calculation of credit valuation adjustments in valuing certain financial instruments. See Note 16 for further information on credit valuation adjustment methodologies.

In June 2011, the IASB issued amendments to IAS 19 ‘Employee Benefits’ (‘IAS 19 revised’). The revised standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IAS 19 revised is required to be applied retrospectively.

The most significant amendment for HSBC is the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The effect of this change is to increase the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

Based on our estimate of the impact of this particular amendment on the 2011 consolidated financial statements, the change would decrease pre-tax profit, with no effect on the pension liability. The effect on total operating expenses and pre-tax profit is not expected to be material. The effect at the date of adoption will depend on market interest rates, rates of return and the actual mix of scheme assets at that time.

In December 2011, the IASB issued amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’ which requires the disclosures about the effect or potential effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The amendments are effective for annual periods beginning on or after 1 January 2013 and interim periods within those annual periods. The amendments are required to be applied retrospectively.

Standards applicable in 2014

In December 2011, the IASB issued amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

HSBC is currently assessing the impact of these clarifications but it is not practicable to quantify the effect as at the date of the publication of these financial statements.

Standards applicable in 2015

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

Following the IASB’s decision in December 2011 to defer the effective date, the standard is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively but prior periods need not be restated.

The second and third phases in the IASB’s project to replace IAS 39 will address the impairment of financial assets measured at amortised cost and hedge accounting.

The IASB did not finalise the replacement of IAS 39 by its stated target of June 2011, and the IASB and the US Financial Accounting Standards Board have agreed to extend the timetable beyond this date to permit further work and consultation with stakeholders, including reopening IFRS 9 to address practice and other issues. Therefore, HSBC remains unable to provide a date by which it plans to apply IFRS 9 and it remains impracticable to quantify the effect of IFRS 9 as at the date of the publication of these financial statements.

2	Summary of significant accounting policies

(a)	Interest income and expense

Interest income and expense for all financial instruments except for those classified as held for trading or designated at fair value (except for debt securities issued by HSBC and derivatives managed in conjunction with those debt securities) are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest method. The effective interest method is a way of calculating the amortised cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

(b)	Non-interest income

Fee income is earned from a diverse range of services provided by HSBC to its customers. Fee income is accounted for as follows:

–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third-party, such as an arrangement for the acquisition of shares or other securities);

–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’.

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with the related interest income, expense and dividends.

Net income from financial instruments designated at fair value includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included, except for interest arising from debt securities issued by HSBC, and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’ (Note 2a).

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

(c)	Operating segments

Due to the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region and by global business. HSBC considers that geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of the business activities in which HSBC engages, and the economic environments in which it operates. This reflects the importance of geographic factors on business strategy and performance, the allocation of capital resources, and the role of geographical regional management in executing strategy. As a result, HSBC’s operating segments are considered to be geographical regions.

Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted on arm’s length terms and conditions. Shared costs are included in segments on the basis of the actual recharges made. The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK.

(d)	Valuation of financial instruments

All financial instruments are recognised initially at fair value. In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (that is, the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the financial instrument, being the difference between the transaction price and the fair value. When unobservable market data have a significant impact on the valuation of financial instruments, the entire initial difference in fair value from the transaction price as indicated by the valuation model, is not recognised immediately in the income statement. Instead, it is recognised over the life of the transaction on an appropriate basis, when the inputs become observable, the transaction matures or is closed out, or when HSBC enters into an offsetting transaction.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value are measured in accordance with HSBC’s valuation methodologies, which are described in Notes 16 and 17.

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

(f)	Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to a borrower. They are derecognised when either the borrower repays its obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are reclassified as held for sale when their carrying amounts are to be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable (Note 2ad). They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less any reduction for impairment or uncollectibility. Where exposures are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the loans and advances so hedged includes a fair value adjustment relating only to the hedged risk.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial assets which have been reclassified into the loans and receivables category are initially recorded at the fair value at the date of reclassification and are subsequently measured at amortised cost, using the effective interest rate determined at the date of reclassification.

(g)	Impairment of loans and advances

Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances are calculated on individual loans and on groups of loans assessed collectively. Impairment losses are recorded as charges to the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of impairment allowance accounts. Losses which may arise from future events are not recognised.

Individually assessed loans and advances

The factors considered in determining whether a loan is individually significant for the purposes of assessing impairment include:

–	the size of the loan;

–	the number of loans in the portfolio; and

–	the importance of the individual loan relationship, and how this is managed.

Loans that meet the above criteria will be individually assessed for impairment, except when volumes of defaults and losses are sufficient to justify treatment under a collective assessment methodology.

Loans considered as individually significant are typically to corporate and commercial customers and are for larger amounts, which are managed on an individual relationship basis. Retail lending portfolios are generally assessed for impairment on a collective basis as the portfolios generally consist of large pools of homogeneous loans.

For all loans that are considered individually significant, HSBC assesses on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. The criteria used by HSBC to determine that there is such objective evidence include:

–	known cash flow difficulties experienced by the borrower;

–	contractual payments of either principal or interest being past due for more than 90 days;

–	the probability that the borrower will enter bankruptcy or other financial realisation;

–	a concession granted to the borrower for economic or legal reasons relating to the borrower’s financial difficulty that results in forgiveness or postponement of principal, interest or fees, where the concession is not insignificant; and

–	there has been deterioration in the financial condition or outlook of the borrower such that its ability to repay is considered doubtful.

For those loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:

–	HSBC’s aggregate exposure to the customer;

–	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

–	the amount and timing of expected receipts and recoveries;

–	the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

–	the likely deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and

–	when available, the secondary market price of the debt.

The realisable value of security is determined based on the current market value when the impairment assessment is performed. The value is not adjusted for expected future changes in market prices; however, adjustments are made to reflect local conditions, such as forced sale discounts.

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

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of impairment has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective impairment. These credit risk characteristics may include country of origination, type of business involved, type of products offered, security obtained or other relevant factors. This reflects impairment losses that HSBC has incurred as a result of events occurring before the balance sheet date, which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. These losses will only be individually identified in the future. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

estimate the amount of loans that will eventually be written off as a result of the events occurring before the balance sheet date which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. Under this methodology, loans are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency, and ultimately prove irrecoverable. In addition to the delinquency groupings, loans are segmented according to their credit characteristics as described above. Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

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

These additional portfolio risk factors may include recent loan portfolio growth and product mix, unemployment rates, bankruptcy trends, geographic concentrations, loan product features (such as the ability of borrowers to repay adjustable-rate loans where reset interest rates give rise to increases in interest charges), economic conditions such as national and local trends in housing markets and interest rates, portfolio seasoning, account management policies and practices, current levels of write-offs, changes in laws and regulations and other factors which can affect customer payment patterns on outstanding loans, such as natural disasters. These risk factors, where relevant, are taken into account when calculating the appropriate level of impairment allowances by adjusting the impairment allowances derived solely from historical loss experience.

Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Write-off of loans and advances

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Renegotiated loans

Loans subject to collective impairment assessment whose terms have been renegotiated are no longer considered past due, but are treated as up to date loans for measurement purposes once a minimum number of payments required have been received. Loans subject to collective impairment assessment whose terms have been renegotiated are segregated from other parts of the loan portfolio for the purposes of collective impairment assessment, to reflect their risk profile. Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired. The carrying amounts of loans that have been classified as renegotiated retain this classification until maturity or derecognition. Interest is recorded on renegotiated loans taking into account the new contractual terms following renegotiation.

A loan that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement made on substantially different terms, or if the terms of an existing agreement are modified, such that the renegotiated loan is substantially a different financial instrument.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

In addition, when assessing available-for-sale asset-backed securities (‘ABS’s) for objective evidence of impairment, HSBC considers the performance of underlying collateral and the extent and depth of market price declines. Changes in credit ratings are considered but a downgrade of a security’s credit rating is not, of itself, evidence of impairment. The primary indicators of potential impairment are considered to be adverse fair value movements and the disappearance of an active market for a security. ABS impairment methodologies are described in more detail in ‘Securitisation exposures and other structured products’ on page 149.

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

Once an impairment loss has been recognised on an available-for-sale financial asset, the subsequent accounting treatment for changes in the fair value of that asset differs depending on the nature of the available-for-sale financial asset concerned:

–	for an available-for-sale debt security, a subsequent decline in the fair value of the instrument is recognised in the income statement when there is further objective evidence of impairment as a result of further decreases in the estimated future cash flows of the financial asset. Where there is no further objective evidence of impairment, the decline in the fair value of the financial asset is recognised in other comprehensive income. If the fair value of a debt security increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. If there is no longer objective evidence that the debt security is impaired, the impairment loss is also reversed through the income statement;

–	for an available-for-sale equity security, all subsequent increases in the fair value of the instrument are treated as a revaluation and are recognised in other comprehensive income. Impairment losses recognised on the equity security are not reversed through the income statement. Subsequent decreases in the fair value of the available-for-sale equity security are recognised in the income statement, to the extent that further cumulative impairment losses have been incurred in relation to the acquisition cost of the equity security.

(ii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends, and is able, to hold to maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

(k)	Sale and repurchase agreements (including stock lending and borrowing)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; a gain or loss on the ineffective portion is recognised immediately in the income statement. Gains and losses previously recognised in other comprehensive income are reclassified to the income statement on the disposal, or part disposal, of the foreign operation.

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

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair values of derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Net trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value (other than derivatives managed in conjunction with debt securities issued by HSBC), in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’. The interest on derivatives managed in conjunction with debt securities issued by HSBC which are designated at fair value is recognised in ‘Interest expense’. All other gains and losses on these derivatives are reported in ‘Net income from financial instruments designated at fair value’.

Derivatives that do not qualify for hedge accounting include non-qualifying hedges entered into as part of documented interest rate management strategies for which hedge accounting was not, or could not, be applied. The size and direction of changes in fair value of non-qualifying hedges can be volatile from year to year, but do

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

not alter the cash flows expected as part of the documented management strategies for both the non-qualifying hedge instruments and the assets and liabilities to which the documented interest rate strategies relate. Non-qualifying hedges therefore operate as economic hedges of the related assets and liabilities.

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

(p)	Goodwill and intangible assets

(i)	Goodwill arises on the acquisition of subsidiaries, when the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest and the fair value of any previously held equity interest in the acquiree exceed the amount of the identifiable assets and liabilities acquired. If the amount of the identifiable assets and liabilities acquired is greater, the difference is recognised immediately in the income statement. Goodwill arises on the acquisition of interests in joint ventures and associates when the cost of investment exceeds HSBC’s share of the net fair value of the associate’s or joint venture’s identifiable assets and liabilities.

Intangible assets are recognised separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Goodwill is allocated to cash-generating units (‘CGU’) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. HSBC’s cash-generating units are based on geographical regions subdivided by global business. Impairment testing is performed at least annually, and whenever there is an indication that the cash-generating unit may be impaired, by comparing the recoverable amount from a cash-generating unit with the carrying amount of its net assets, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use. Value in use is the present value of the expected future cash flows from a cash-generating unit. If the recoverable amount is less than the carrying value, an impairment loss is charged to the income statement. Goodwill is stated at cost less accumulated impairment losses.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Goodwill on acquisitions of interests in joint ventures and associates is included in ‘Interests in associates and joint ventures’ and is not tested separately for impairment.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

Goodwill is included in a disposal group if the disposal group is a CGU to which goodwill has been allocated or it is an operation within such a CGU. The amount of goodwill included in a disposal group is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

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

For the accounting policy governing the present value of in-force long-term insurance business (see Note 24).

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

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less any impairment losses and depreciation calculated to write-off the assets over their estimated useful lives as follows:

–	freehold land is not depreciated;

–	freehold buildings are depreciated at the greater of 2% per annum on a straight-line basis or over their remaining useful lives; and

–	leasehold land and buildings are depreciated over the shorter of their unexpired terms of the leases or their remaining useful lives.

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation, is calculated on a straight-line basis to write-off the assets over their useful lives, which run to a maximum of 35 years but are generally between 5 years and 20 years.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Property, plant and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes in fair value recognised in the income statement. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

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

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. HSBC provides for potential current tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. Current tax assets and liabilities are offset when HSBC intends to settle on a net basis and the legal right to offset exists.

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

Payments to defined contribution plans and state-managed retirement benefit plans, where HSBC’s obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as the employees render service.

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

HSBC enters into both equity-settled and cash-settled share-based payment arrangements with its employees as compensation for services provided by employees. Equity-settled share-based payment arrangements entitle employees to receive equity instruments of HSBC. Cash-settled share-based payment arrangements entitle employees to receive cash or other assets based on the price or value of the equity instruments of HSBC.

The cost of equity-settled share-based payment arrangements with employees is measured by reference to the fair value of equity instruments on the date they are granted and recognised as an expense on a straight-line basis over the vesting period, with a corresponding credit to ‘Retained earnings’. The vesting period is the period during which all the specified vesting conditions of the arrangement are to be satisfied. The fair value of equity instruments that are made available immediately, with no vesting period attached to the award, are expensed immediately.

For cash-settled share-based payment arrangements, the services acquired and liability incurred are measured at the fair value of the liability, as the employees render service. Until settlement, the fair value of the liability is remeasured, with changes in fair value recognised in the income statement.

Fair value is determined by using appropriate valuation models, taking into account the terms and conditions of the award. Vesting conditions include service conditions and performance conditions; any other features of the arrangement are non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account when estimating the fair value of the award at the date of grant, so that an award is treated as vesting irrespective of whether these conditions are satisfied, provided all other vesting conditions are satisfied.

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

Where an award has been modified, as a minimum, the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award of the extra equity instruments is recognised in addition to the expense of the original grant, measured at the date of modification, over the modified vesting period.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries, the cost is recognised in ‘Investment in subsidiaries’ and credited to the ‘Retained earnings’ over the vesting period. When a subsidiary funds the share-based payment arrangement, ‘Investment in subsidiaries’ is reduced by the fair value of the equity instruments.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings has issued financial guarantees and similar contracts to other Group entities. Where it has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, HSBC may elect to account for guarantees as an insurance contract in HSBC Holdings’ financial statements. This election is made on a contract by contract basis, but the election for each contract is irrevocable. Where these guarantees have been classified as insurance contracts, they are measured and recognised as insurance liabilities.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

For the purpose of the statement of cash flows, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition. Cash and cash equivalents include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, items in the course of collection from or in transmission to other banks, and certificates of deposit.

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

(ad)	Assets held for sale

Non-current assets and disposal groups (including both the assets and liabilities of the disposal groups) are classified as held for sale when their carrying amounts will be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable. Non-current assets held for sale and disposal groups are measured at the lower of their carrying amount and fair value less cost to sell, except for deferred tax assets, financial assets, investment properties, insurance contracts and assets arising from employee benefits, which are measured in accordance with the accounting policies described above. Immediately before the initial classification as held for sale, the carrying amounts of the asset (or assets and liabilities in the disposal group) are measured in accordance with applicable IFRSs. On subsequent remeasurement of a disposal group, the carrying amounts of the assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ are remeasured in accordance with applicable IFRSs before the fair value less costs to sell of the disposal group is determined.

Income earned and expenses incurred on assets held for sale and liabilities of disposal groups held for sale continue to be recognised in the appropriate line items in the income statement until the transaction is complete. Loan impairment charges incurred on assets held for sale continue to be recognised in ‘Loan impairment charges and other credit risk provisions’ and interest income and expense continues to be recognised in ‘Net interest income’. Once classified as held for sale, movements arising from the initial measurement or subsequent remeasurement of the non-current assets (or disposal groups) are recognised in ‘Other operating income’.

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

Net income/(expense) from financial instruments designated at fair value

HSBC

	2011	2010	2009
	US$m	US$m	US$m

Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	(933)	2,349	3,793
– other financial assets designated at fair value	1,050	230	2
– derivatives managed in conjunction with other financial assets designated at fair value	(182)	(149)	(249)

	(65)	2,430	3,546

– liabilities to customers under investment contracts	231	(946)	(1,329)
– HSBC’s long-term debt issued and related derivatives	4,161	(258)	(6,247)
– changes in own credit spread on long-term debt	3,933	(63)	(6,533)
– derivatives managed in conjunction with HSBC’s issued debt securities	3,165	(275)	(1,726)
– other changes in fair value	(2,937)	80	2,012
– other financial liabilities designated at fair value	(911)	(18)	492
– derivatives managed in conjunction with other financial liabilities designated at fair value	23	12	7

	3,504	(1,210)	(7,077)

	3,439	1,220	(3,531)

HSBC Holdings
	2011	2010	2009
	US$m	US$m	US$m

Net income/(expense) arising on HSBC Holdings long-term debt issued and related derivatives
– changes in own credit spread on long-term debt	1,657	248	(2,612)
– derivatives managed in conjunction with HSBC Holdings issued debt securities	1,368	(482)	(352)
– other changes in fair value	(1,113)	373	201

	1,912	139	(2,763)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

4	Net earned insurance premiums

	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Investment contracts with DPF[1]	Total
	US$m	US$m	US$m	US$m	US$m

2011
Gross earned premiums	1,144	6,238	2,801	3,155	13,338
– gross written premiums	1,175	6,207	2,804	3,155	13,341
– movement in unearned premiums	(31)	31	(3)	–	(3)

Reinsurers’ share of gross earned premiums	(180)	(278)	(8)	–	(466)
– gross written premiums ceded to reinsurers	(182)	(255)	(8)	–	(445)
– reinsurers’ share of movement in unearned premiums	2	(23)	–	–	(21)

	964	5,960	2,793	3,155	12,872
2010
Gross earned premiums	1,275	5,427	1,956	2,951	11,609
– gross written premiums	1,192	5,357	1,956	2,951	11,456
– movement in unearned premiums	83	70	–	–	153

Reinsurers’ share of gross earned premiums	(160)	(289)	(14)	–	(463)
– gross written premiums ceded to reinsurers	(172)	(266)	(8)	–	(446)
– reinsurers’ share of movement in unearned premiums	12	(23)	(6)	–	(17)

	1,115	5,138	1,942	2,951	11,146
2009
Gross earned premiums	1,572	5,218	1,427	2,774	10,991
– gross written premiums	1,339	5,285	1,427	2,774	10,825
– movement in unearned premiums	233	(67)	–	–	166

Reinsurers’ share of gross earned premiums	(225)	(278)	(17)	–	(520)
– gross written premiums ceded to reinsurers	(215)	(280)	(11)	–	(506)
– reinsurers’ share of movement in unearned premiums	(10)	2	(6)	–	(14)

	1,347	4,940	1,410	2,774	10,471

1	Discretionary participation features.

5	Net insurance claims incurred and movement in liabilities to policyholders

	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Investment contracts with DPF[1]	Total
	US$m	US$m	US$m	US$m	US$m

2011
Gross claims incurred and movement in liabilities	435	5,729	2,462	3,005	11,631
– claims, benefits and surrenders paid	631	1,793	1,129	2,628	6,181
– movement in liabilities	(196)	3,936	1,333	377	5,450

Reinsurers’ share of claims incurred and movement in liabilities	(85)	(254)	(111)	–	(450)
– claims, benefits and surrenders paid	(81)	(164)	(56)	–	(301)
– movement in liabilities	(4)	(90)	(55)	–	(149)

	350	5,475	2,351	3,005	11,181

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Non-life insurance US$m	Life insurance (non-linked) US$m	Life insurance (linked) US$m	Investment contracts with DPF[1] US$m	Total US$m

2010
Gross claims incurred and movement in liabilities	625	5,108	2,520	3,716	11,969
– claims, benefits and surrenders paid	815	1,355	507	2,023	4,700
– movement in liabilities	(190)	3,753	2,013	1,693	7,269

Reinsurers’ share of claims incurred and movement in liabilities	(100)	(201)	99	–	(202)
– claims, benefits and surrenders paid	(114)	(143)	(45)	–	(302)
– movement in liabilities	14	(58)	144	–	100

	525	4,907	2,619	3,716	11,767
2009
Gross claims incurred and movement in liabilities	1,281	4,669	2,676	3,934	12,560
– claims, benefits and surrenders paid	987	2,098	325	1,818	5,228
– movement in liabilities	294	2,571	2,351	2,116	7,332

Reinsurers’ share of claims incurred and movement in liabilities	(158)	(98)	146	–	(110)
– claims, benefits and surrenders paid	(156)	(159)	(21)	–	(336)
– movement in liabilities	(2)	61	167	–	226

	1,123	4,571	2,822	3,934	12,450

1	Discretionary participation features.

6	Operating profit

Operating profit is stated after the following items of income, expense, gains and losses:

	2011 US$m	2010 US$m	2009 US$m

Income
Interest recognised on impaired financial assets[1]	1,604	516	941
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	11,318	11,445	12,310
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	3,072	3,074	2,735
Income from listed investments	8,283	7,418	9,201
Income from unlisted investments	8,031	7,187	7,085
Losses from the fraud at Bernard L Madoff Investment Securities LLC (within net trading income)	–	–	(72)
Gain arising from dilution of interests in associates and joint ventures	208	188	–

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(20,965)	(17,549)	(19,737)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,697)	(1,529)	(1,580)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(182)	(151)	(116)
UK bank levy	(570)	–	–
Auditors’ remuneration (see Note 8)	(51)	(51)	(51)

Gains/(losses)
Gain on disposal or settlement of loans and advances	116	121	244
Impairment of available-for-sale equity securities	(177)	(105)	(358)
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	57	701	1,033

Loan impairment charges and other credit risk provisions	(12,127)	(14,039)	(26,488)
Net impairment charge on loans and advances	(11,505)	(13,548)	(24,942)
Impairment of available-for-sale debt securities	(631)	(472)	(1,474)
Release/(impairment) in respect of other credit risk provisions	9	(19)	(72)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

1	During 2011 the Group adopted a more stringent treatment for impaired loans for geographical regions with significant levels of forbearance. As a result loans and advances have been classified as impaired that under the previous disclosure convention would otherwise have been classified as neither past due nor impaired or past due but not impaired. The effect of this change on 2011 reported numbers was to increase interest earned on impaired loans from US$0.3bn to US$1.5bn. Restatement of comparative data prior to 31 December 2010 is impracticable (see page 133, ‘Impaired loans disclosure’, for further details).

7	Employee compensation and benefits

	2011 US$m	2010 US$m	2009 US$m

Wages and salaries	18,923	17,193	16,268
Social security costs	1,754	1,567	1,512
Post-employment benefits	489	1,076	688

	21,166	19,836	18,468

Included in ‘Wages and salaries’ above is US$1,162m (2010: US$812m; 2009: US$683m) relating to share-based payment arrangements (see Note 9). Wages and salaries also includes US$88m (2010: US$15m; 2009: US$5m) in respect of deferred cash awards for current and prior performance years. The Group expects to recognise US$159m in the future in respect of deferred cash awards for current and prior performance years.

Average number of persons employed by HSBC during the year

	2011	2010	2009

Europe	81,263	79,902	84,056
Hong Kong	30,323	29,105	28,894
Rest of Asia-Pacific	92,685	89,737	88,122
Middle East and North Africa	8,816	8,983	8,468
North America	34,871	36,822	42,202
Latin America	58,026	57,778	57,774

Total	305,984	302,327	309,516

Post-employment benefit plans

Income statement charge

	2011 US$m	2010 US$m	2009 US$m

Defined benefit pension plans	(172)	468	161
– HSBC Bank (UK) Pension Scheme	(428)	308	(179)
– Other plans	256	160	340

Defined contribution pension plans	626	545	492
	454	1,013	653
Defined benefit healthcare plans	32	58	31
Defined contribution healthcare plans	3	5	4

	489	1,076	688

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Net assets/(liabilities) recognised on balance sheet in respect of defined benefit plans

	2011	2010
	US$m	US$m

Defined benefit pension plans	(208)	(2,867)

HSBC Bank (UK) Pension Scheme	2,237	(622)
– fair value of plan assets	26,604	22,236
– present value of defined benefit obligations	(24,367)	(22,858)

Other plans	(2,445)	(2,245)
– fair value of plan assets	8,232	7,559
– present value of defined benefit obligations	(10,680)	(9,785)
– effect of limit on plan surpluses	(18)	(47)
– unrecognised past service cost	21	28

Defined benefit healthcare plans	(961)	(946)
– fair value of plan assets	151	165
– present value of defined benefit obligations	(1,091)	(1,087)
– unrecognised past service cost	(21)	(24)

Fair value of plan assets	34,987	29,960
Present value of defined benefit obligations	(36,138)	(33,730)
Effect of limit on plan surpluses	(18)	(47)
Unrecognised past service cost	–	4

	(1,169)	(3,813)

Retirement benefit liabilities	(3,666)	(3,856)
Retirement benefit assets	2,497	43

Cumulative actuarial gains/(losses) recognised in other comprehensive income

	2011	2010
	US$m	US$m

At 1 January	(4,720)	(4,660)

HSBC Bank (UK) Pension Scheme	1,945	321
Other plans	(642)	(275)
Healthcare plans	(61)	(112)
Change in the effect of limit on plan surpluses[1]	25	6

Total actuarial gains/(losses) recognised in other comprehensive income	1,267	(60)

At 31 December[2]	(3,453)	(4,720)

1	Excludes exchange loss of US$4m (2010: US$6m gain).
2	Includes cumulative movements related to the limit on plan surpluses. This limit is US$18m at 31 December 2011 (2010: US$47m).

HSBC pension plans

	2011	2010	2009

Number of plans worldwide	230	218	211
	%	%	%
Percentage of HSBC employees:
– enrolled in defined contribution plans	64	63	59
– enrolled in defined benefit plans	25	27	29

– covered by HSBC pension plans	89	90	88

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The expected cash flows from the principal plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2008. Salary increases were assumed to be 0.5% per annum above RPI and inflationary pension increases, subject to a minimum of zero per cent and a maximum of 5% (maximum of 3% per annum in respect of service accrued since 1 July 2009), were assumed to be in line with RPI. The projected cash flows were discounted at the LIBOR swap curve at 31 December 2008 plus a margin for the expected return on the investment strategy of 190 basis points per annum. The mortality experience of the principal plan’s pensioners over the three year period since the previous valuation was analysed and, on the basis of this analysis, the mortality assumptions were set based on the SAPS S1 series of tables adjusted to best fit the pensioner experience. Allowance was made for future improvements to mortality rates in line with the medium cohort projections with a minimum improvement rate set at 1.75% for males and 1.25% for females. The benefits payable from the defined benefit plan are forecast to be as shown in the chart below.

Benefit payments (US$m)

The expected cash flows of the principal plan were historically projected by reference to the RPI swap curve in calculating the liability recognised. The Occupational Pensions (Revaluation) Order 2010 confirmed the UK government’s intention to move to using the Consumer Prices Index (‘CPI’) rather than RPI as the inflation measure for determining the minimum pension increases to be applied to the statutory index-linked features of retirement benefits. Historical annual CPI increases have generally been lower than annual RPI increases. The rules of the principal plan prescribe that annual increases for pensions in payment are in line with RPI, but for deferred pensions, i.e. pensions for members of the scheme who have left HSBC employment but whose pensions are yet to commence, are linked to the statutory index prior to retirement. However, consistent with communications to scheme members, HSBC has historically used RPI in calculating the pension liability for deferred pensions.

In May 2011, the trustee of the principal plan communicated to scheme members the impact on scheme benefits of the UK government’s announcement. At 30 June 2011, HSBC used CPI for increases to deferred pensions before retirement in calculating the pension liability recognised, which resulted in a reduction of the principal plan’s liabilities in respect of deferred pensioners of US$587m. A corresponding gain was recognised as a credit to past service cost and is included within ‘Employee compensation and benefits’ in the income statement.

As part of the 31 December 2008 valuation, calculations were also carried out as to the amount of assets that might be needed to meet the liabilities if the Scheme was discontinued and the members’ benefits bought out with an

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Additional future funding payments to the principal plan

	Original plan	Original plan	Revised plan	Revised plan
	US$m1	£m	US$m1	£m

2012	720	465	–	–
2013	720	465	–	–
2014	720	465	–	–
2015	975	630	–	–
2016	975	630	766	495
2017	975	630	975	630
2018	975	630	975	630

1	The payment schedule was agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 31 December 2011.

In December 2011, HSBC Bank plc made a £184m (US$286m) special contribution to the Scheme. The additional contribution did not result in an amendment to the future funding payments to the principal plan, set out in the table above.

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

On 1 July 2009, changes to the design of the principal plan were made. This included the introduction of employee contributions, optionality concerning future benefit accrual and, with effect from 1 April 2010, an increased normal retirement age of 65 years. In addition, enhancements to the defined contribution section were also introduced.

Pension plans in Hong Kong

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC. The scheme comprises a funded defined benefit scheme (which provides a lump sum on retirement but is now closed to new members) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest actuarial valuation of the defined benefit scheme was made at 31 December 2010 by Wing Lui, Fellow of the Society of Actuaries, of Towers Watson Hong Kong Limited. At that valuation date, the market value of the defined benefit scheme’s assets was US$1,109m. On an ongoing basis, the actuarial value of the defined benefit scheme’s assets represented 104% of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$41m. On a wind-up basis, the defined benefit scheme’s assets represented 110% of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$105m. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 6% per annum and long-term salary increases of 5% per annum.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The most recent actuarial valuation of the plan to determine compliance with US statutory funding requirements was made at 1 January 2011 by Jennifer Jakubowski, Fellow of the Society of Actuaries, Enrolled Actuary, member of the American Academy of Actuaries, of Mercer. At that date, the market value of the plan’s assets was US$2,673m. The assets represented 90% of the benefits accrued to members as valued under the provisions of the Pension Protection Act of 2006 that was effective for the plan year beginning 1 January 2008. The resulting deficit amounted to US$283m. The method employed for this valuation was the traditional unit credit method and the discount rate was determined using a segment rate method as selected by HSBC under the relevant regulations, which resulted in an effective interest rate of 6.36% per annum.

These determinations described above for actuarial funding valuation purposes are based on different methods and assumptions than those used for financial reporting purposes, and as a result should neither be compared nor related to other determinations included in these financial statements.

At 31 December 2011, the present values of the defined benefit obligations of The HSBC Bank (UK) Pension Scheme was US$24,367m (2010: US$22,858m), The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme was US$1,523m (2010:US$1,371m) and the HSBC North America (US) Retirement Income Plan was US$3,895m (2010: US$3,384m). These defined benefit pension plans covered 33% of HSBC’s employees and represented 82% of the Group’s present value of defined benefit obligations.

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

At 31 December 2011, the present value of the defined benefit obligation of HSBC’s healthcare benefit plans was US$1,091m (2010: US$1,087m). In aggregate, healthcare benefit plans comprised 3% of HSBC’s present value of defined benefit obligations.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans

	HSBC Bank (UK) Pension Scheme		Other plans
	2011	2010	2011	2010
	US$m	US$m	US$m	US$m
Fair value of plan assets
At 1 January	22,236	17,701	7,559	6,822
Expected return on plan assets	1,325	1,092	481	437
Contributions by HSBC	600	2,890	565	422
– normal	314	252	176	194
– special	286	2,638	389	228

Contributions by employees	34	23	22	17
Experience gains	3,426	1,772	200	394
Benefits paid	(803)	(744)	(495)	(440)
Transfers	–	136	–	(136)
Assets distributed on curtailments	–	–	–	(7)
Assets distributed on settlements	–	–	(25)	(10)
Exchange differences	(214)	(634)	(75)	60

At 31 December	26,604	22,236	8,232	7,559

Present value of defined benefit obligations
At 1 January	(22,858)	(21,523)	(9,785)	(9,109)
Current service cost	(251)	(252)	(299)	(300)
Interest cost	(1,233)	(1,148)	(456)	(438)
Contributions by employees	(34)	(23)	(22)	(17)
Actuarial losses	(1,481)	(1,451)	(842)	(669)
Benefits paid	804	744	569	518
Past service cost – vested immediately	587	–	(40)	(11)
Past service cost – unvested benefits	–	–	2	(20)
Transfers	–	(136)	–	136
Reduction in liabilities resulting from curtailments	–	–	59	158
Liabilities extinguished on settlements	–	–	29	12
Exchange differences	99	931	105	(45)

At 31 December	(24,367)	(22,858)	(10,680)	(9,785)
Funded	(24,367)	(22,858)	(10,074)	(9,241)
Unfunded	–	–	(606)	(544)

Effect of limit on plan surpluses	–	–	(18)	(47)
Unrecognised past service cost	–	–	21	28

Net asset/(liability)	2,237	(622)	(2,445)	(2,245)

Retirement benefit liabilities recognised in the balance sheet	–	(622)	(2,705)	(2,288)
Retirement benefit assets recognised in the balance sheet (within ‘Other assets’)	2,237	–	260	43

Plan assets of the Group’s pension schemes included US$45m (2010: US$57m) of equities and no bonds (2010: US$1m) issued by HSBC and US$1,228m (2010: US$1,592m) of other assets placed or transacted with HSBC. The fair value of plan assets included derivatives entered into with HSBC Bank plc by the HSBC Bank (UK) Pension Scheme with a positive fair value of US$5,560m at 31 December 2011 (2010: US$2,173m positive fair value) and US$297m positive fair value (2010: US$77m positive fair value) in respect of the HSBC International Staff Retirement Benefits Scheme. Further details of these swap arrangements are included in Note 45.

On 17 June 2010, HSBC Bank plc made a £1,760m (US$2,638m) special contribution to accelerate the reduction of the deficit of the HSBC Bank (UK) Pension Scheme. On the same day the Scheme used the contribution to acquire debt securities with a fair value of £1,760m (US$2,638m) from HSBC in a transaction at an arm’s length value determined by the Scheme’s independent third-party advisers. The debt securities sold comprised supra-national, agency and government-guaranteed securities, asset-backed securities, corporate subordinated debt and auction rate securities.

In December 2011, HSBC Bank plc made a £184m (US$286m) special contribution to the HSBC Bank (UK) Pension Scheme. Following the contribution the Scheme purchased asset-backed securities from HSBC at an arm’s length value, determined by the Scheme’s independent third-party advisers.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The special contributions of US$389m to other plans include an additional contribution of US$357m to the HSBC North America (US) Retirement Income Plan which was made to maintain a minimum funding level.

The actual return on plan assets for the year ended 31 December 2011 was a positive return of US$5,432m (2010: positive US$3,695m).

HSBC expects to make US$571m of contributions to defined benefit pension plans during 2012. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans

	2012 US$m	2013 US$m	2014 US$m	2015 US$m	2016 US$m	2017-2021 US$m

HSBC Bank (UK) Pension Scheme	787	828	873	938	997	6,174
Other plans	524	532	561	579	611	3,839

Total (income)/expense recognised in the income statement in ‘Employee compensation and benefits’

	HSBC Bank (UK) Pension Scheme			Other plans
	2011 US$m	2010 US$m	2009 US$m	2011 US$m	2010 US$m	2009 US$m

Current service cost	251	252	260	299	300	334
Interest cost	1,233	1,148	1,019	456	438	397
Expected return on plan assets	(1,325)	(1,092)	(959)	(481)	(437)	(381)
Past service cost	(587)	–	–	45	12	21
Gains on curtailments	–	–	–	(59)	(151)	(36)
(Gains)/losses on settlements	–	–	(499)	(4)	(2)	5

Total (income)/expense	(428)	308	(179)	256	160	340

The US$499m settlement gain in 2009 relates to an accounting benefit following a restructuring of the basis of delivery of death in service and ill health early retirement benefits to certain UK employees.

Summary

	HSBC Bank (UK) Pension Scheme
	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Present value of defined benefit obligation	(24,367)	(22,858)	(21,523)	(15,257)	(23,512)
Fair value of plan assets	26,604	22,236	17,701	14,865	22,704

Net surplus/(deficit)	2,237	(622)	(3,822)	(392)	(808)

Experience losses on plan liabilities	(383)	(327)	(234)	(49)	(64)
Experience gains/(losses) on plan assets	3,426	1,772	871	(2,861)	29
Gains/(losses) from changes in actuarial assumptions	(1,098)	(1,124)	(4,329)	3,081	2,459

Total net actuarial gains/(losses)	1,945	321	(3,692)	171	2,424

	Other plans
	2011 US$m	2010 US$m	2009 US$m	2008 US$m	2007 US$m

Present value of defined benefit obligation	(10,680)	(9,785)	(9,109)	(8,787)	(8,873)
Fair value of plan assets	8,232	7,559	6,822	6,024	7,768

Net deficit	(2,448)	(2,226)	(2,287)	(2,763)	(1,105)

Experience gains/(losses) on plan liabilities	(78)	(73)	20	(52)	(354)
Experience gains/(losses) on plan assets	200	394	65	(1,452)	157
Gains/(losses) from changes in actuarial assumptions	(764)	(596)	94	(306)	(121)

Total net actuarial gains/(losses)	(642)	(275)	179	(1,810)	(318)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Post-employment defined benefit plans’ principal actuarial financial assumptions

The principal actuarial financial assumptions used to calculate the Group’s obligations for the largest defined benefit pension plans at 31 December for each period, and used as the basis for measuring periodic costs under the plans in the following periods, were as follows.

Principal actuarial assumptions

	Discount rate %	Inflation rate %	Rate of increase for pensions %	Rate of pay increase %

At 31 December 2011
UK1	4.80	3.20	3.10	3.70
Hong Kong	1.47	n/a	n/a	5.00
US	4.60	2.50	n/a	2.75

At 31 December 2010
UK1	5.40	3.70	3.50	4.20
Hong Kong	2.85	n/a	n/a	5.00
US	5.41	2.50	n/a	2.75

At 31 December 2009
UK1	5.70	3.70	3.50	4.20
Hong Kong	2.58	n/a	n/a	5.00
US	5.92	2.50	n/a	3.50

1	Rate of increase for pensions in the UK is for pensions in payment only, capped at 5%. Deferred pensions are projected to increase in line with the CPI, capped at 5%. In prior periods deferred pensions were projected to increase in line with the RPI, capped at 5%.

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

Mortality tables and average life expectancy at age 65

	Mortality table	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:
		Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2011
UK	SAPS MC1	22.5	24.4	23.5	25.4
Hong Kong[2]	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.4	20.9	21.3	22.2

At 31 December 2010
UK	SAPS MC1	22.4	24.3	23.4	25.3
Hong Kong[2]	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.3	20.8	21.2	22.1

1	SAPS MC projections with 1% minimum improvement beyond 2002. Light table with 1.08 rating for male and standard table with 1.06 rating for female.
2	The significant plans in Hong Kong are lump sum plans which do not use a post-retirement mortality table.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Expected rates of return

	2011		2010
	Expected rates of return[1] %	Value US$m	Expected rates of return[1] %	Value US$m

HSBC Bank (UK) Pension Scheme
Fair value of plan assets		26,604		22,236
Equities	7.2	3,190	8.4	3,415
Bonds	4.1	20,737	5.3	15,638
Property	6.7	1,524	7.6	1,438
Other	2.8	1,153	4.0	1,745
Other plans
Fair value of plan assets		8,232		7,559
Equities	7.7	2,184	8.2	2,617
Bonds	4.7	4,659	5.0	4,073
Property	4.6	106	6.1	98
Other	4.0	1,283	6.2	771

1	The expected rates of return are used to measure the net defined benefit pension costs in each subsequent year, and weighted on the basis of the fair value of the plan assets.

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

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal defined benefit pension plan:

The effect of changes in key assumptions on the principal plan

	HSBC Bank (UK) Pension Scheme
	2011	2010
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase	(980)	(941)
Change in pension obligation at year end from a 25bps decrease	1,045	1,003
Change in 2012 pension cost from a 25bps increase	2	(9)
Change in 2012 pension cost from a 25bps decrease	(2)	9
Rate of inflation
Change in pension obligation at year end from a 25bps increase	1,026	1,029
Change in pension obligation at year end from a 25bps decrease	(978)	(978)
Change in 2012 pension cost from a 25bps increase	57	67
Change in 2012 pension cost from a 25bps decrease	(54)	(64)
Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase	876	813
Change in pension obligation at year end from a 25bps decrease	(841)	(775)
Change in 2012 pension cost from a 25bps increase	43	48
Change in 2012 pension cost from a 25bps decrease	(42)	(45)
Rate of pay increase
Change in pension obligation at year end from a 25bps increase	248	216
Change in pension obligation at year end from a 25bps decrease	(240)	(203)
Change in 2012 pension cost from a 25bps increase	19	20
Change in 2012 pension cost from a 25bps decrease	(15)	(17)
Investment return
Change in 2012 pension cost from a 25bps increase	(65)	(54)
Change in 2012 pension cost from a 25bps decrease	67	54
Mortality
Change in pension obligation from each additional year of longevity assumed	619	497

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The effect of changes in the discount rate and in mortality rates on plans other than the principal plan

	Other plans
	2011	2010
	US$m	US$m

Change in defined benefit obligation at year end from a 25bps increase in discount rate	(325)	(290)
Change in 2012 pension cost from a 25bps increase in discount rate	–	(1)
Increase in defined benefit obligation from each additional year of longevity assumed	144	131

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2011 amounted to US$413m (2010: US$244m). The average number of persons employed by HSBC Holdings during 2011 was 1,212 (2010: 1,015).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefits Scheme. HSBC Holdings pays contributions to such plans for its own employees in accordance with the schedules of contributions determined by the Trustees of the plan.

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with the Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 were:

	2011	2010	2009
	US$000	US$000	US$000

Fees	5,108	3,597	3,756
Salaries and other emoluments	12,906	12,841	11,835

Bonuses	12,516	14,294	–

	30,530	30,732	15,591

Vesting of long-term incentive awards	2,596	8,523	1,579

In addition, there were payments under retirement benefit agreements with former Directors of US$1,166,580 (2010: US$1,016,089). The provision at 31 December 2011 in respect of unfunded pension obligations to former Directors amounted to US$18,006,894 (2010: US$17,628,508).

During the year, aggregate contributions to pension schemes in respect of Directors were US$373,310 (2010: US$1,055,582). Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Group Remuneration Committee. Details of Directors’ remuneration, share options and awards under the HSBC Share Plan and HSBC Share Plan 2011 are included in the ‘Directors’ Remuneration Report’ on pages 256 and 274.

8	Auditors’ remuneration

	2011	2010	2009
	US$m	US$m	US$m

Audit fees payable to KPMG[1]	48.8	49.1	48.2
Audit fees payable to non-KPMG entities	1.9	2.3	2.5

Total auditors’ remuneration	50.7	51.4	50.7

1	Fees payable to KPMG for HSBC Holdings’ statutory audit and audit of HSBC’s subsidiaries, pursuant to legislation.

The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fees payable by HSBC to KPMG

	2011	2010	2009
	US$m	US$m	US$m
Fees for HSBC Holdings’ statutory audit[1]	2.2	2.4	2.3
– relating to current year	2.1	2.4	2.1
– relating to prior year	0.1	–	0.2

Fees for other services provided to HSBC	84.9	75.9	77.1
Audit-related services:
– audit of HSBC’s subsidiaries, pursuant to legislation[2]	46.6	46.7	45.9
– other services pursuant to legislation[3]	25.7	20.8	24.2
Tax services[4]	4.3	2.4	2.6
Other services:
– services relating to information technology[5]	0.1	0.1	0.3
– services related to corporate finance transactions[6]	–	–	0.1
– all other services[7]	8.2	5.9	4.0

Total fees payable	87.1	78.3	79.4

1	Fees payable to KPMG Audit Plc for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They exclude amounts payable for the statutory audit of HSBC Holdings’ subsidiaries which have been included in ‘Fees payable to KPMG for other services provided to HSBC’.
2	Including fees payable to KPMG for the statutory audit of HSBC’s subsidiaries.
3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews.
4	Including tax compliance services and tax advisory services.
5	Including advice on IT security and business continuity and performing agreed-upon IT testing procedures.
6	Including fees payable to KPMG for transaction-related work, including US debt issuances.
7	Including other assurance and advisory services such as translation services, ad-hoc accounting advice and review of financial models, and services related to recruitment and remuneration.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, valuation and actuarial services, and services related to litigation.

Fees payable by HSBC’s associated pension schemes to KPMG

	2011	2010	2009
	US$000	US$000	US$000
Audit fees	248	384	670
Tax services	11	–	–

All other services	–	–	260

Total fees payable	259	384	930

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: other services pursuant to legislation, services relating to information technology, internal audit services, valuation and actuarial services, services related to litigation, services related to recruitment and remuneration, and services related to corporate finance transactions.

In addition to the above, KPMG estimate they have been paid fees of US$8.6m (2010: US$14.9m; 2009: US$8.1m) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for HSBC Group.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

9	Share-based payments

Income statement charge

	2011	2010	2009
	US$m	US$m	US$m

Restricted and performance share awards[1]	1,041	685	539
Savings-related and other share option plans	121	127	144

	1,162	812	683

Equity-settled share-based payments	1,154	812	683
Cash-settled share-based payments	8	–	–

1	Restricted share awards include awards granted under the Group Performance Share Plan (‘GPSP’), which was approved by shareholders in May 2011.

The share-based payment income statement charge above includes US$974m (2010: US$610m; 2009: US$539m) relating to deferred share awards (see below). These charges are recognised in ‘Wages and salaries’ (see Note 7).

Deferred share awards

These awards are generally granted to employees early in the year following the year to which the award relates. The charge for these awards is recognised from the start of the period to which the service relates to the end of the vesting period. The vesting period is the period over which the employee satisfies certain service conditions in order to become entitled to the award. Due to the staggered vesting profile of certain deferred share awards, the employee becomes entitled to a portion of the award at the end of each year during the vesting period. The income statement charge reflects this vesting profile. The following table identifies the charge recognised in the current year, or expected to be recognised in future years, and the performance year to which the deferred share awards relate.

Income statement impact of deferred share awards on current and future years

	Charge recognised in 2011 in respect of performance year:				Charge expected to be recognised in 2012 or later in respect of performance year:
	2011[1]		Pre-2011	Total	2011[1]		Pre-2011	Total
	US$m		US$m	US$m	US$m		US$m	US$m

HSBC deferred share awards	131		843	974	289		652	941

	Charge recognised in 2010 in respect of performance year:				Charge expected to be recognised in 2011 or later in respect of performance year:
	2010	[1]	Pre-2010	Total	2010	[1]	Pre-2010	Total
	US$m		US$m	US$m	US$m		US$m	US$m

HSBC deferred share awards	–		610	610	759		801	1,560

	Charge recognised in 2009 in respect of performance year:				Charge expected to be recognised in 2010 or later in respect of performance year:
	2009	[1]	Pre-2009	Total	2009	[1]	Pre-2009	Total
	US$m		US$m	US$m	US$m		US$m	US$m

HSBC deferred share awards	–		539	539	816		719	1,535

1	Regulatory and best practice guidance has clarified the required structure and terms of deferred bonus arrangements awarded to employees, who now have a better understanding of the nature of the awards they may be granted. As a result, the vesting period for deferred share awards expected to be granted in 2012 in respect of the 2011 performance year was determined to have started on 1 January 2011 and a charge was recognised from that date. Previously, the charge was recognised from the grant date.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Share Awards

Award	Policy	Purpose

Restricted share awards (including GPSP awards)

•    Vesting of awards generally subject to continued employment with HSBC

•    Vesting often staggered over three years. GPSP awards vest after five years

•    Certain shares subject to a retention requirement post-vesting. In the case of GPSP awards retention applies until cessation of employment

•    Awards generally not subject to performance conditions

•    Awards granted from 2010 onwards are subject to clawback provision prior to vesting

• Rewards employee performance and potential and retention of key employees • To defer variable pay

Movement on HSBC share awards

	Restricted share awards		Performance share awards[1]
	2011	2010	2011	2010
	Number (000s)	Number (000s)	Number (000s)	Number (000s)

Outstanding at 1 January	229,092	184,318	4,425	7,360
Additions during the year	100,819	110,711	154	351
Released in the year	(56,301)	(55,419)	(883)	(1,181)
Forfeited in the year	(11,369)	(10,518)	(3,696)	(2,105)

Outstanding at 31 December	262,241	229,092	–	4,425

Weighted average fair value of awards granted (US$)	10.11	10.50	–	–

1	Additions during the year comprised reinvested dividend equivalents. The last award of performance shares was made in 2008, and shares under the plan were released in March 2011.

HSBC Share Option Plans

Main plans	Policy	Purpose

Savings-related share option plans

•    Exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or fifth anniversaries of the commencement of three-year or five-year contracts, respectively

•    The exercise price is set at a 20% (2010: 20%) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan where a 15% discount is applied)

•    Eligible employees save up to £250 per month (or its equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares

•    To align the interests of all employees with the creation of shareholder value

HSBC Holdings Group share option plan	• Plan ceased in May 2005 • Exercisable between third and tenth anniversaries of the date of grant	• Long-term incentive plan between 2000 and 2005 during which certain HSBC employees were awarded share options

The table on page 329 shows the movement on HSBC share option plans during the year.

Calculation of fair values

Fair values of share options, measured at the date of grant of the option, are calculated using a Black-Scholes model. The fair values of share awards are based on the share price at the date of the grant. The fair values of share options calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Significant weighted average assumptions used to estimate the fair value of options granted

	Savings-related share option plans
	1-year plan	3-year plans	5-year plans
2011
Risk-free interest rate[1] (%)	0.8	1.7	2.5
Expected life (years)	1	3	5
Expected volatility[2] (%)	25	25	25
Share price at grant date (£)	6.37	6.37	6.37

2010
Risk-free interest rate[1] (%)	0.7	1.9	2.9
Expected life (years)	1	3	5
Expected volatility[2] (%)	30	30	30
Share price at grant date (£)	6.82	6.82	6.82

2009
Risk-free interest rate[1] (%)	0.7	2.1	2.4
Expected life (years)	1	3	5
Expected volatility[2] (%)	50	35	30
Share price at grant date (£)	4.65	4.65	4.65

1	The risk-free rate was determined from the UK gilts yield curve. A similar yield curve was used for the International Savings-Related Share Option Plans.
2	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.

The expected US dollar denominated dividend yield was determined to be 4.5% per annum in line with consensus analyst forecasts (2010: 4.5%; 2009: 4.5%).

HSBC subsidiary company share option plans

There are a number of employee share option plans relating to HSBC France, HSBC Finance and HSBC Bank Bermuda as a result of the acquisition of these entities.

Options granted prior to public announcement of the acquisitions, vested on acquisition and are not included in the table below. HSBC France and HSBC Finance granted share options after announcement of the acquisition which vested in subsequent years. Of these, as at 31 December 2011, only 2.4m HSBC Finance options (2010: 2.4m) remained outstanding and are included in the table below. Full details of all options outstanding under these plans can be found in Note 39.

Movement on HSBC share option plans

	Savings-related share option plans		HSBC Holdings Group share option plan		HSBC Finance share option plan
	Number (000s)	WAEP[1] £	Number (000s)	WAEP[1] £	Number (000s)	WAEP[1] US$
2011
Outstanding at 1 January	157,855	3.87	152,758	7.12	2,429	9.29
Granted during the year[2]	23,199	5.11	–	–	–	–
Exercised during the year[3]	(7,439)	5.27	(646)	6.06	–	–

Expired during the year	(20,150)	4.71	(31,320)	7.56	–	–

Outstanding at 31 December	153,465	3.80	120,792	7.02	2,429	9.29
At 31 December 2011
Exercise price range (£):
3.00 – 4.50	117,387		–		–
4.51 – 6.00	32,778		–		–
6.01 – 7.50	2,341		115,901		–
7.51 – 9.29	959		4,891		2,429
Of which exercisable	3,209		120,792		2,429
Weighted average remaining contractual life (years)	2.04		1.66		0.89

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Savings-related share option plans		HSBC Holdings Group share option plan		HSBC Finance share option plan
	Number (000s)	WAEP[1] £	Number (000s)	WAEP[1] £	Number (000s)	WAEP[1] US$
2010
Outstanding at 1 January	172,526	3.69	157,719	7.12	2,736	9.29
Granted during the year[2]	22,017	5.39	–	–	–	–
Exercised during the year[3]	(16,830)	4.18	(1,015)	6.08	(307)	9.29
Expired during the year	(19,858)	4.44	(3,946)	7.36	–	–

Outstanding at 31 December	157,855	3.87	152,758	7.12	2,429	9.29

At 31 December 2010
Exercise price range (£):
3.00 – 4.50	126,198		–		–
4.51 – 6.00	26,036		–		–
6.01 – 7.50	3,864		119,439		–
7.51 – 9.29	1,757		33,319		2,429
Of which exercisable	1,883		152,758		2,429
Weighted average remaining contractual life (years)	2.76		2.33		1.89

1	Weighted Average Exercise Price.
2	The weighted average fair value of options granted during the year was US$2.11 (2010: US$2.41).
3	The weighted average share price at the date the options were exercised was US$8.65 (2010: US$10.08) and US$9.51 (2010: US$10.26) for the Savings-related share option plans and HSBC Holdings Group share option plan respectively.

10	Tax

Tax charged to the income statement

	2011 US$m	2010 US$m	2009 US$m
Current tax
UK corporation tax	820	383	206
– for this year	462	404	280
– adjustments in respect of prior years	358	(21)	(74)

Overseas tax[1]	4,255	3,328	1,847
– for this year	4,155	3,235	1,826
– adjustments in respect of prior years	100	93	21

	5,075	3,711	2,053

Deferred tax	(1,147)	1,135	(1,668)
Origination and reversal of temporary differences	(1,178)	1,176	(1,672)
Effect of changes in tax rates	(3)	31	(10)
Adjustments in respect of prior years	34	(72)	14

Total tax charged to the income statement	3,928	4,846	385

1	Overseas tax included Hong Kong profits tax of US$997m (2010: US$962m; 2009 US$783m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2010: 16.5%; 2009: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2011		2010		2009
	US$m	%	US$m	%	US$m	%

Profit before tax	21,872		19,037		7,079

Tax at 26.5% (2010: 28%; 2009: 28%)	5,796	26.5	5,330	28.0	1,982	28.0
Impact of differently taxed overseas profits	(492)	(2.2)	(744)	(3.9)	(1,345)	(19.0)
Adjustments in respect of prior period liabilities	495	2.3	–	–	(39)	(0.6)
Deferred tax temporary differences not recognised/ (previously not recognised)	(923)	(4.2)	(6)	–	360	5.1
Effect of profits in associates and joint ventures	(865)	(4.0)	(758)	(4.0)	(499)	(7.1)
Tax impact of intra-group transfer of subsidiary	–	–	1,216	6.4	–	–
Non taxable income and gains	(613)	(2.8)	(700)	(3.7)	(603)	(8.6)
Permanent disallowables	467	2.1	355	1.9	223	3.2
Change in tax rates	(3)	–	31	0.2	(10)	(0.1)
Local taxes and overseas withholding taxes	267	1.2	224	1.2	353	4.9
Other items (including low income housing tax credits)	(201)	(0.9)	(102)	(0.6)	(37)	(0.4)

Total tax charged to the income statement	3,928	18.0	4,846	25.5	385	5.4

The effective tax rate for the year was 18.0% compared with 25.5% for 2010. Although the reported profit before tax was higher in 2011, the tax charge for the year was US$0.9bn lower than in 2010. The tax charge in 2011 included the benefit of deferred tax of US$0.9bn now eligible to be recognised in respect of foreign tax credits, while the tax charge in 2010 included US$1.2bn attributable to a gain arising from an internal reorganisation of our North American operations.

The UK corporation tax rate applying to HSBC Holdings and its subsidiaries was 26.5% (2010: 28%; 2009: 28%).

The UK Government announced that the main rate of corporation tax for the year beginning 1 April 2011 will reduce from 28% to 26% to be followed by further 1% reductions per annum to 23% for the year beginning 1 April 2014. While the reductions in the corporate tax rate to 25% have already been enacted, the further announced reductions are expected to be enacted through the 2012 and 2013 Finance Acts. The reduction in the main rate of corporation tax in 2011 results in a weighted average rate of 26.5% (2010: 28%). It is not expected that the proposed future rate reductions will have a significant effect on the net UK deferred tax liability at 31 December 2011 of US$239m.

The Group’s legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. A substantial proportion of the material open issues relate to the UK of which the principal matter concerns the application of the UK Controlled Foreign Company (‘CFC’) rules. Since it moved its holding company to the UK, HSBC has held the shares in its Asian and certain European subsidiaries under Dutch resident and incorporated holding companies. HSBC considers that the holding companies’ income (principally dividends received from the subsidiaries) should not be subject to UK tax. Her Majesty’s Revenue and Customs (‘HMRC’) interpret UK CFC and established EU law in a manner which would result in tax being due for the period 2002-2009. In the event of an adverse outcome from our ongoing discussions with HMRC on the CFC and other open UK issues the tax payable and financial impact could be as high as US$4.9bn, plus related interest expense. HSBC continues to discuss these matters with HMRC.

Deferred taxation

The table overleaf shows the gross deferred tax assets and liabilities recognised in the balance sheet and the related amounts recognised in the income statement, other comprehensive income and directly in equity.

The amounts presented in the balance sheet are different from the amounts disclosed in the table overleaf as they are presented after offsetting asset and liability balances where HSBC has the legal right to set-off and intends to settle on a net basis.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Movement of deferred tax assets and liabilities before offsetting balances within countries

	Retirement benefits US$m	Loan impairment provisions US$m	Unused tax losses and tax credits US$m	Accelerated capital allowances US$m	Available- for-sale investments US$m	Cash flow hedges US$m	Share- based payments US$m	Assets leased to customers US$m	Revaluation of property US$m	Fee income US$m	Other US$m	Total US$m

2011
Assets	1,538	4,799	351	109	11	352	241	–	–	–	957	8,358
Liabilities	–	–	(3)	(126)	(135)	(88)	–	(707)	(225)	(756)	(400)	(2,440)

At 1 January 2011	1,538	4,799	348	(17)	(124)	264	241	(707)	(225)	(756)	557	5,918
Acquisitions and disposals	3	–	11	–	(3)	(5)	1	–	22	–	(6)	23

Income statement	(437)	(224)	945	137	10	14	1	93	(36)	17	627	1,147

Other comprehensive income	(322)	–	–	–	(533)	53	–	–	–	–	–	(802)
Equity	–	–	–	–	–	–	27	–	–	–	–	27
Foreign exchange and other adjustments	(147)	(127)	24	(3)	93	24	16	33	12	2	(32)	(105)

At 31 December 2011	635	4,448	1,328	117	(557)	350	286	(581)	(227)	(737)	1,146	6,208

Assets	742	4,448	1,328	117	–	487	286	14	–	–	1,709	9,131
Liabilities	(107)	–	–	–	(557)	(137)	–	(595)	(227)	(737)	(563)	(2,923)

2010

Assets	1,772	6,363	407	215	68	229	196	–	–	–	1,535	10,785
Liabilities	–	–	–	(129)	(340)	(91)	–	(1,121)	(399)	(1,080)	(842)	(4,002)

At 1 January 2010	1,772	6,363	407	86	(272)	138	196	(1,121)	(399)	(1,080)	693	6,783
Acquisitions and disposals	–	8	–	–	12	(2)	–	–	–	–	(16)	2
Income statement	(468)	(1,702)	(70)	14	(16)	3	50	250	75	386	343	(1,135)
Other comprehensive income	(1)	–	–	–	(73)	70	–	–	–	–	–	(4)
Equity	–	–	–	–	–	–	(14)	–	–	–	–	(14)
Foreign exchange and other adjustments	235	130	11	(117)	225	55	9	164	99	(62)	(463)	286

At 31 December 2010	1,538	4,799	348	(17)	(124)	264	241	(707)	(225)	(756)	557	5,918

Assets	1,538	4,799	351	109	11	352	241	–	–	–	957	8,358
Liabilities	–	–	(3)	(126)	(135)	(88)	–	(707)	(225)	(756)	(400)	(2,440)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

US

Of the total net deferred tax assets of US$6.2bn at 31 December 2011 (2010: US$5.9bn), the net deferred tax asset relating to HSBC’s operations in the US is US$5.2bn (2010: US$4.0bn). The deferred tax assets included in this total reflect the carry forward of tax losses and tax credits (US$1.2bn; 2010: US$0.2bn), deductible temporary differences in respect of loan impairment allowances (US$2.7bn; 2010: US$3.0bn) and other temporary differences (US$1.3bn; 2010: US$0.8bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance. On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to invest sufficient capital in North America to recover the deferred tax asset, it is expected there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a 10 year period and include assumptions about future house prices and US economic conditions, including unemployment levels. The proposed sale of both the Group’s US credit card and private label credit card business and upstate New York branches announced in the second half of 2011 has been taken into account but even if the transactions failed to complete, this would not change management’s view that the business will generate sufficient profits to realise these assets.

Management projections of profits from the US operations currently indicate that the existing carry forward tax losses and tax credits will be fully recovered by 2014. The current level of the deferred tax asset in respect of loan impairment allowances is projected to reduce over the 10 year period in line with the reduction of the Consumer Lending portfolio.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies to a greater extent on capital support from HSBC Holdings, including tax planning strategies implemented in relation to such support. The principal strategy is the retention of capital in the US in excess of normal regulatory requirements.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil is US$0.7bn (2010: US$0.8bn). The deferred tax assets included in this total arise primarily in relation to deductible temporary differences in respect of loan impairment allowances. Deductions for loan impairments for Brazilian tax purposes generally occur in periods subsequent to those in which they are recognised for accounting purposes and, as a result, the amount of the associated deferred tax assets will move in line with the impairment allowance balance.

Loan impairment deductions are recognised for tax purposes typically within 24 months of accounting recognition. On the evidence available, including historic levels of profitability, management projections of income and the state of the Brazilian economy, it is anticipated there will be sufficient taxable income generated by the business to realise these assets when deductible for tax purposes.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Brazil.

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico is US$0.5bn (2010: US$0.6bn). The deferred tax assets included in this total relate primarily to deductible temporary differences in respect of accounting provisions for impaired loans, including losses realised on sales of impaired loans. The annual deduction for loan impairments is capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry but with annual deduction subject to the 2.5% cap.

On the evidence available, including historic and projected levels of loan portfolio growth, loan impairment rates and profitability, it is anticipated that the business will realise these assets within the next 15 years. The projections assume that loan impairment rates will, over the medium term, return to and remain at levels consistently below the annual 2.5% cap.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Unrecognised deferred tax

The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet is US$14.7bn (2010: US$15.3bn). These amounts include unused state losses arising in our US operations of US$12.5bn (2010 US$12.5bn).

Of the total amounts unrecognised, US$2.4bn (2010: US$2.6bn) has no expiry date, US$0.1bn (2010: US$0.1bn) is scheduled to expire within 10 years (2010: 10 years) and the remaining will expire after 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance or other realisation is not probable, and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. No amount is disclosed for the unrecognised deferred tax or the 2011 and 2010 temporary differences associated with such investments as it is impracticable to determine the amount of income taxes that would be payable when any temporary differences reverse. Deferred tax of US$0.2bn (2010: US$0.1bn) has however been provided in respect of distributable reserves of associates that, on distribution, would attract withholding tax.

HSBC Holdings

	Deferred tax assets/(liabilities)
	2011	2010
	US$m	US$m
Temporary differences:
– short-term timing differences	–	1
– available-for-sale investments	(4)	(21)
– fair valued assets and liabilities	46	61
– share-based payments	9	16
– unused tax losses	40	–

	91	57

It is expected that the unused tax losses of HSBC Holdings will be recovered against other taxable profits arising in the UK within 12 months.

11	Dividends

Dividends to shareholders of the parent company

	2011			2010			2009
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m
Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.12	2,119	1,130	0.10	1,733	838	0.10	1,210	624
In respect of current year:
– first interim dividend	0.09	1,601	204	0.08	1,394	746	0.08	1,384	190
– second interim dividend	0.09	1,603	178	0.08	1,402	735	0.08	1,385	696
– third interim dividend	0.09	1,605	720	0.08	1,408	205	0.08	1,391	160

	0.39	6,928	2,232	0.34	5,937	2,524	0.34	5,370	1,670

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		15.50	22
June dividend	15.50	23		15.50	23		15.50	23
September dividend	15.50	22		15.50	22		15.50	22
December dividend	15.50	23		15.50	23		15.50	23

	62.00	90		62.00	90		62.00	90

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Quarterly coupons on capital securities classified as equity1

	2011		2010		2009
	Per share US$	Total US$m	Per share US$	Total US$m	Per share US$	Total US$m

January coupon	0.508	44	0.508	44	0.508	44
March coupon	0.500	76	–	–	–	–
April coupon	0.508	45	0.508	45	0.508	45
June coupon	0.500	76	–	–	–	–
July coupon	0.508	45	0.508	45	0.508	45
September coupon	0.500	76	0.450	68	–	–
October coupon	0.508	45	0.508	45	0.508	45
December coupon	0.500	76	0.500	76	–	–

	4.032	483	2.982	323	2.032	179

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2011 of US$0.14 per ordinary share, a distribution of approximately US$2,515m. The fourth interim dividend will be payable on 2 May 2012 to holders of record on 15 March 2012 on the Hong Kong Overseas Branch Register and 16 March 2012 on the Principal Register in the UK or the Bermuda Overseas Branch Register. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2011.

On 17 January 2012, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$44m. No liability is recorded in the balance sheet at 31 December 2011 in respect of this coupon payment.

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

Profit attributable to the ordinary shareholders of the parent company

	2011 US$m	2010 US$m	2009 US$m

Profit attributable to shareholders of the parent company	16,797	13,159	5,834
Dividend payable on preference shares classified as equity	(90)	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(323)	(179)

Profit attributable to the ordinary shareholders of the parent company	16,224	12,746	5,565

Basic and diluted earnings per share

	2011			2010			2009
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic[1]	16,224	17,700	0.92	12,746	17,404	0.73	5,565	16,277	0.34
Effect of dilutive potential ordinary shares		222			229			143
– Savings-related Share Option Plan		45			55			26
– Other plans		177			174			117

Diluted[1]	16,224	17,922	0.91	12,746	17,633	0.72	5,565	16,420	0.34

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excludes 151m employee share options that were anti-dilutive (2010: 150m; 2009: 214m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

13	Segmental analysis

HSBC’s operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

HSBC’s chief operating decision-maker is the Group Management Board (‘GMB’) which operates as a general management committee under the direct authority of the Board. Information provided to HSBC’s chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm’s length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by global business.

•

Retail Banking and Wealth Management (‘RBWM’) offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

•

Commercial Banking (‘CMB’) product offerings include the provision of receivables financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, cash and derivatives in foreign exchange and rates, and online and direct banking offerings.

•

Global Banking and Markets (‘GB&M’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services; a markets business that provides services in credit, rates, foreign exchange, money markets and securities services; and principal investment activities.

•	Global Private Banking (‘GPB’) provides a range of services to high net worth individuals and families with complex and international needs.

With effect from 1 March 2011, our Global Asset Management business was moved from Global Banking and Markets to Retail Banking and Wealth Management.

Financial information

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Profit/(loss) for the year

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

2011
Net interest income	11,001	4,691	5,102	1,432	11,480	6,956	–	40,662
Net fee income	6,236	3,097	2,111	627	3,308	1,781	–	17,160
Net trading income/(expense)	2,161	1,189	1,658	482	(362)	1,378	–	6,506
Other income	4,848	1,705	1,842	66	1,574	1,338	(3,421)	7,952

Net operating income[1]	24,246	10,682	10,713	2,607	16,000	11,453	(3,421)	72,280
Loan impairment charges and other credit risk provisions	(2,512)	(156)	(267)	(293)	(7,016)	(1,883)	–	(12,127)

Net operating income	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153
Employee compensation and benefits	(7,621)	(2,610)	(3,179)	(659)	(3,928)	(3,169)	–	(21,166)
General and administrative expenses	(8,473)	(1,724)	(2,378)	(458)	(4,404)	(3,443)	3,421	(17,459)
Depreciation and impairment of property, plant and equipment	(581)	(245)	(198)	(36)	(261)	(249)	–	(1,570)
Amortisation and impairment of intangible assets	(394)	(179)	(51)	(6)	(326)	(394)	–	(1,350)

Total operating expenses	(17,069)	(4,758)	(5,806)	(1,159)	(8,919)	(7,255)	3,421	(41,545)

Operating profit	4,665	5,768	4,640	1,155	65	2,315	–	18,608
Share of profit in associates and joint ventures	6	55	2,831	337	35	–	–	3,264

Profit before tax	4,671	5,823	7,471	1,492	100	2,315	–	21,872
Tax income/(expense)	(1,589)	(1,043)	(1,315)	(266)	958	(673)	–	(3,928)

Profit for the year	3,082	4,780	6,156	1,226	1,058	1,642	–	17,944

2010
Net interest income	11,250	4,246	3,828	1,367	12,439	6,311	–	39,441
Net fee income	6,371	2,962	1,932	677	3,664	1,749	–	17,355
Net trading income	2,863	1,312	1,618	370	314	733	–	7,210
Other income/(expense)	2,266	1,682	1,854	(4)	630	938	(3,125)	4,241

Net operating income[1]	22,750	10,202	9,232	2,410	17,047	9,731	(3,125)	68,247
Loan impairment charges and other credit risk provisions	(3,020)	(114)	(439)	(627)	(8,295)	(1,544)	–	(14,039)

Net operating income	19,730	10,088	8,793	1,783	8,752	8,187	(3,125)	54,208
Employee compensation and benefits	(7,875)	(2,341)	(2,719)	(579)	(3,672)	(2,650)	–	(19,836)
General and administrative expenses	(6,499)	(1,686)	(2,181)	(450)	(4,179)	(3,286)	3,125	(15,156)
Depreciation and impairment of property, plant and equipment	(719)	(237)	(189)	(42)	(288)	(238)	–	(1,713)
Amortisation and impairment of intangible assets	(352)	(167)	(54)	(7)	(183)	(220)	–	(983)

Total operating expenses	(15,445)	(4,431)	(5,143)	(1,078)	(8,322)	(6,394)	3,125	(37,688)

Operating profit	4,285	5,657	3,650	705	430	1,793	–	16,520
Share of profit in associates and joint ventures	17	35	2,252	187	24	2	–	2,517

Profit before tax	4,302	5,692	5,902	892	454	1,795	–	19,037
Tax expense	(1,006)	(987)	(962)	(138)	(1,180)	(573)	–	(4,846)

Profit/(loss) for the year	3,296	4,705	4,940	754	(726)	1,222	–	14,191

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Profit/(loss) for the year (continued)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2009
Net interest income	12,268	4,195	3,539	1,485	13,670	5,573	–	40,730
Net fee income	6,267	2,669	1,557	625	4,817	1,729	–	17,664
Net trading income	5,459	1,225	1,606	394	331	848	–	9,863
Other income/(expense)	(450)	1,378	1,301	90	(2,513)	874	(2,756)	(2,076)

Net operating income[1]	23,544	9,467	8,003	2,594	16,305	9,024	(2,756)	66,181
Loan impairment charges and other credit risk provisions	(5,568)	(500)	(896)	(1,334)	(15,664)	(2,526)	–	(26,488)

Net operating income	17,976	8,967	7,107	1,260	641	6,498	(2,756)	39,693
Employee compensation and benefits	(7,174)	(2,102)	(2,363)	(545)	(4,085)	(2,199)	–	(18,468)
General and administrative expenses	(5,775)	(1,502)	(1,872)	(419)	(3,794)	(2,786)	2,756	(13,392)
Depreciation and impairment of property, plant and equipment	(762)	(224)	(172)	(31)	(329)	(207)	–	(1,725)
Amortisation and impairment of intangible assets	(277)	(118)	(43)	(6)	(183)	(183)	–	(810)

Total operating expenses	(13,988)	(3,946)	(4,450)	(1,001)	(8,391)	(5,375)	2,756	(34,395)

Operating profit/(loss)	3,988	5,021	2,657	259	(7,750)	1,123	–	5,298
Share of profit in associates and joint ventures	21	8	1,543	196	12	1	–	1,781

Profit/(loss) before tax	4,009	5,029	4,200	455	(7,738)	1,124	–	7,079
Tax expense	(776)	(869)	(753)	(94)	2,285	(178)	–	(385)

Profit/(loss) for the year	3,233	4,160	3,447	361	(5,453)	946	–	6,694

1	Net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other information about the profit/(loss) for the year

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m
2011
Net operating income	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153
External	20,676	9,442	9,396	2,316	8,744	9,579	–	60,153
Inter-segment	1,058	1,084	1,050	(2)	240	(9)	(3,421)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	975	424	249	42	802	643	–	3,135
Loan impairment losses gross of recoveries and other credit risk provisions	3,085	202	453	395	7,147	2,271	–	13,553
Impairment of financial investments	705	55	25	13	9	1	–	808
Changes in fair value of long-term debt and related derivatives	3,180	–	4	10	967	–	–	4,161
Restructuring costs	357	47	34	27	73	259	–	797

2010
Net operating income	19,730	10,088	8,793	1,783	8,752	8,187	(3,125)	54,208
External	18,881	9,170	7,728	1,774	8,504	8,151	–	54,208
Inter-segment	849	918	1,065	9	248	36	(3,125)	–

Profit/(loss) for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	1,071	404	243	49	576	458	–	2,801
Loan impairment losses gross of recoveries and other credit risk provisions	3,303	169	615	684	8,476	1,812	–	15,059
Impairment of financial investments	33	41	4	5	21	1	–	105
Changes in fair value of long-term debt and related derivatives	(365)	(2)	(2)	–	111	–	–	(258)
Restructuring costs	86	15	36	5	13	3	–	158

2009
Net operating income	17,976	8,967	7,107	1,260	641	6,498	(2,756)	39,693
External	16,734	8,352	6,056	1,283	767	6,501	–	39,693
Inter-segment	1,242	615	1,051	(23)	(126)	(3)	(2,756)	–

Profit/(loss) for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	1,039	342	215	37	515	390	–	2,538
Loan impairment losses gross of recoveries and other credit risk provisions	5,833	534	1,028	1,361	15,757	2,865	–	27,378
Impairment of financial investments	137	129	50	4	38	–	–	358
Changes in fair value of long-term debt and related derivatives	(2,746)	(3)	(1)	–	(3,497)	–	–	(6,247)
Restructuring costs	79	7	42	2	153	17	–	300

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Balance sheet information

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

At 31 December 2011
Loans and advances to customers (net)	434,336	157,665	123,868	25,875	142,747	55,938	–	940,429
Interests in associates and joint ventures	150	196	17,916	2,036	101	–	–	20,399
Total assets	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579
Customer accounts	493,404	315,345	174,012	36,422	155,982	78,760	–	1,253,925
Total liabilities	1,224,386	458,179	288,485	49,005	464,990	128,302	(223,861)	2,389,486
Capital expenditure incurred[1]	1,177	432	207	29	342	951	–	3,138

At 31 December 2010
Loans and advances to customers (net)	435,799	140,691	108,731	24,626	190,532	57,987	–	958,366
Interests in associates and joint ventures	186	207	15,035	1,661	104	5	–	17,198
Total assets	1,249,527	429,565	278,062	52,757	492,487	139,938	(187,647)	2,454,689
Customer accounts	491,563	297,484	158,155	33,511	158,486	88,526	–	1,227,725
Total liabilities	1,189,996	422,101	246,989	45,379	459,301	123,655	(187,647)	2,299,774
Capital expenditure incurred[1]	865	836	168	46	774	788	–	3,477

At 31 December 2009
Loans and advances to customers (net)	439,481	99,381	80,043	22,844	206,853	47,629	–	896,231
Interests in associates and joint ventures	147	157	11,083	1,573	42	9	–	13,011
Total assets	1,268,600	399,243	222,139	48,107	475,014	115,967	(164,618)	2,364,452
Customer accounts	495,019	275,441	133,999	32,529	149,157	72,889	–	1,159,034
Total liabilities	1,213,907	384,912	203,243	42,325	447,530	101,492	(164,618)	2,228,791
Capital expenditure incurred[1]	983	290	159	102	658	540	–	2,732

1	Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other financial information

Net operating income by global business

	RBWM[1] US$m	CMB US$m	GB&M1 US$m	GPB US$m	Other[2] US$m	Intra- HSBC items US$m	Total US$m
2011
Net operating income	24,214	13,873	16,073	3,206	9,145	(6,358)	60,153
External	22,705	13,624	18,897	2,121	2,806	–	60,153
Internal	1,509	249	(2,824)	1,085	6,339	(6,358)	–

2010
Net operating income	22,352	12,029	17,922	3,105	4,663	(5,863)	54,208
External	20,797	11,419	20,822	2,194	(1,024)	–	54,208
Internal	1,555	610	(2,900)	911	5,687	(5,863)	–

2009
Net operating income	16,395	9,571	17,770	2,984	(2,031)	(4,996)	39,693
External	14,847	9,285	20,340	2,275	(7,054)	–	39,693
Internal	1,548	286	(2,570)	709	5,023	(4,996)	–

1	With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. This resulted in a reallocation between the two of US$1,035m and US$882m in net operating income in 2010 and 2009, respectively. The numbers have been adjusted accordingly.
2	The main items reported in the ‘Other’ category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC’s holding company and financing operations. The ‘Other’ category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

Information by country

	2011		2010		2009
	External net operating income[1] US$m	Non- current assets[2] US$m	External net operating income[1] US$m	Non- current assets[2] US$m	External net operating income[1] US$m	Non- current assets[2] US$m

UK	13,940	21,414	11,467	19,661	9,958	19,704
Hong Kong	9,442	6,257	9,170	4,630	8,352	3,374
USA	6,193	3,830	6,098	6,669	(1,042)	5,499
France	2,570	10,790	3,185	10,914	3,322	11,782
Brazil	5,282	2,149	4,506	2,025	3,368	1,868
Other countries	22,726	31,590	19,782	29,747	15,735	25,557

	60,153	76,030	54,208	73,646	39,693	67,784

1	External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2	Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

14	Analysis of financial assets and liabilities by measurement basis

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC

	At 31 December 2011
	Held for trading	Designated at fair value	Held-to- maturity securities	Available- for-sale securities	Financial assets and liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash and balances at central banks	–	–	–	–	129,902	–	–	129,902
Items in the course of collection from other banks	–	–	–	–	8,208	–	–	8,208
Hong Kong Government certificates of indebtedness	–	–	–	–	20,922	–	–	20,922
Trading assets	330,451	–	–	–	–	–	–	330,451
Financial assets designated at fair value	–	30,856	–	–	–	–	–	30,856
Derivatives	342,914	–	–	–	–	446	3,019	346,379
Loans and advances to banks	–	–	–	–	180,987	–	–	180,987
Loans and advances to customers	–	–	–	–	940,429	–	–	940,429
Financial investments	–	–	21,199	378,845	–	–	–	400,044
Assets held for sale	308	–	–	482	37,018	–	–	37,808
Other assets	–	–	–	–	24,040	–	–	24,040
Accrued income	–	–	–	–	8,951	–	–	8,951

Total financial assets	673,673	30,856	21,199	379,327	1,350,457	446	3,019	2,458,977

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	–	20,922	–	–	20,922
Deposits by banks	–	–	–	–	112,822	–	–	112,822
Customer accounts	–	–	–	–	1,253,925	–	–	1,253,925
Items in the course of transmission to other banks	–	–	–	–	8,745	–	–	8,745
Trading liabilities	265,192	–	–	–	–	–	–	265,192
Financial liabilities designated at fair value	–	85,724	–	–	–	–	–	85,724
Derivatives	338,788	–	–	–	–	4,332	2,260	345,380
Debt securities in issue	–	–	–	–	131,013	–	–	131,013
Liabilities of disposal groups held for sale	803	16	–	–	21,181	–	–	22,000
Other liabilities	–	–	–	–	25,911	–	–	25,911
Accruals	–	–	–	–	11,799	–	–	11,799
Subordinated liabilities	–	–	–	–	30,606	–	–	30,606

Total financial liabilities	604,783	85,740	–	–	1,616,924	4,332	2,260	2,314,039

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 31 December 2010
	Held for trading	Designated at fair value	Held-to- maturity securities	Available- for-sale securities	Financial assets and liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash and balances at central banks	–	–	–	–	57,383	–	–	57,383
Items in the course of collection from other banks	–	–	–	–	6,072	–	–	6,072
Hong Kong Government certificates of indebtedness	–	–	–	–	19,057	–	–	19,057
Trading assets	385,052	–	–	–	–	–	–	385,052
Financial assets designated at fair value	–	37,011	–	–	–	–	–	37,011
Derivatives	256,689	–	–	–	–	596	3,472	260,757
Loans and advances to banks	–	–	–	–	208,271	–	–	208,271
Loans and advances to customers	–	–	–	–	958,366	–	–	958,366
Financial investments	–	–	19,499	381,256	–	–	–	400,755
Other assets	–	–	–	–	20,097	–	–	20,097
Accrued income	–	–	–	–	10,274	–	–	10,274

Total financial assets	641,741	37,011	19,499	381,256	1,279,520	596	3,472	2,363,095

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	–	19,057	–	–	19,057
Deposits by banks	–	–	–	–	110,584	–	–	110,584
Customer accounts	–	–	–	–	1,227,725	–	–	1,227,725
Items in the course of transmission to other banks	–	–	–	–	6,663	–	–	6,663
Trading liabilities	300,703	–	–	–	–	–	–	300,703
Financial liabilities designated at fair value	–	88,133	–	–	–	–	–	88,133
Derivatives	254,416	–	–	–	–	2,226	2,023	258,665
Debt securities in issue	–	–	–	–	145,401	–	–	145,401
Other liabilities	–	–	–	–	25,533	–	–	25,533
Accruals	–	–	–	–	12,545	–	–	12,545
Subordinated liabilities	–	–	–	–	33,387	–	–	33,387

Total financial liabilities	555,119	88,133	–	–	1,580,895	2,226	2,023	2,228,396

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

	At 31 December 2011
	Held for trading US$m	Designated at fair value US$m	Loans and receivables US$m	Available- for-sale securities US$m	Financial assets and liabilities at amortised cost US$m	Total US$m

Financial assets
Cash at bank and in hand	–	–	–	–	316	316
Derivatives	3,568	–	–	–	–	3,568
Loans and advances to HSBC undertakings	–	–	28,048	–	–	28,048
Financial investments	–	–	–	1,078	–	1,078
Other assets	–	–	–	–	1	1

Total financial assets	3,568	–	28,048	1,078	317	33,011

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	2,479	2,479
Financial liabilities designated at fair value	–	21,151	–	–	–	21,151
Derivatives	1,067	–	–	–	–	1,067
Debt securities in issue	–	–	–	–	2,613	2,613
Other liabilities	–	–	–	–	885	885
Accruals	–	–	–	–	575	575
Subordinated liabilities	–	–	–	–	12,450	12,450

Total financial liabilities	1,067	21,151	–	–	19,002	41,220

	At 31 December 2010
	Held for trading US$m	Designated at fair value US$m	Loans and receivables US$m	Available- for-sale securities US$m	Financial assets and liabilities at amortised cost US$m	Total US$m
Financial assets
Cash at bank and in hand	–	–	–	–	459	459
Derivatives	2,327	–	–	–	–	2,327
Loans and advances to HSBC undertakings	–	–	21,238	–	–	21,238
Financial investments	–	–	–	2,025	–	2,025
Other assets	–	–	–	–	1	1

Total financial assets	2,327	–	21,238	2,025	460	26,050

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	2,932	2,932
Financial liabilities designated at fair value	–	16,288	–	–	–	16,288
Derivatives	827	–	–	–	–	827
Debt securities in issue	–	–	–	–	2,668	2,668
Other liabilities	–	–	–	–	1,216	1,216
Accruals	–	–	–	–	566	566
Subordinated liabilities	–	–	–	–	13,313	13,313

Total financial liabilities	827	16,288	–	–	20,695	37,810

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

15	Trading assets

	2011 US$m	2010 US$m
Trading assets:
– not subject to repledge or resale by counterparties	235,916	284,940
– which may be repledged or resold by counterparties	94,535	100,112

	330,451	385,052

Treasury and other eligible bills	34,309	25,620
Debt securities	130,487	168,268
Equity securities	21,002	41,086

Trading securities at fair value	185,798	234,974
Loans and advances to banks	75,525	70,456
Loans and advances to customers	69,128	79,622

	330,451	385,052

Trading securities valued at fair value1

	Fair value
	2011 US$m	2010 US$m

US Treasury and US Government agencies[2]	15,686	20,239
UK Government	12,917	17,036
Hong Kong Government	8,844	11,053
Other government	90,816	92,826
Asset-backed securities[3]	2,913	3,998
Corporate debt and other securities	33,620	48,736
Equity securities	21,002	41,086

	185,798	234,974

1	Included within these figures are debt securities issued by banks and other financial institutions of US$24,956m (2010: US$37,170m), of which US$5,269m (2010: US$8,330m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m

Fair value at 31 December 2011
Listed on a recognised exchange[1]	789	78,760	19,994	99,543
Unlisted[2]	33,520	51,727	1,008	86,255

	34,309	130,487	21,002	185,798

Fair value at 31 December 2010
Listed on a recognised exchange[1]	698	113,878	40,098	154,674
Unlisted[2]	24,922	54,390	988	80,300

	25,620	168,268	41,086	234,974

1	Included within listed investments are US$2,836m (2010: US$3,254m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

Loans and advances to banks held for trading

	2011 US$m	2010 US$m

Reverse repos	45,490	45,771
Settlement accounts	7,555	5,226
Stock borrowing	5,531	6,346
Other	16,949	13,113

	75,525	70,456

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Loans and advances to customers held for trading

	2011 US$m	2010 US$m

Reverse repos	34,358	46,366
Settlement accounts	5,804	7,516
Stock borrowing	3,928	11,161
Other	25,038	14,579

	69,128	79,622

16	Fair values of financial instruments carried at fair value

The classification of financial instruments is determined in accordance with the accounting policies set out in Note 2. The use of assumptions and estimation in valuing financial instruments is described on page 40.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m

At 31 December 2011
Assets
Trading assets	180,043	145,628	4,780	330,451
Financial assets designated at fair value	22,496	7,644	716	30,856
Derivatives	1,262	340,668	4,449	346,379
Financial investments: available for sale	217,788	151,936	9,121	378,845

Liabilities
Trading liabilities	98,208	159,157	7,827	265,192
Financial liabilities designated at fair value	27,461	57,696	567	85,724
Derivatives	1,991	340,260	3,129	345,380

At 31 December 2010
Assets
Trading assets	224,613	154,750	5,689	385,052
Financial assets designated at fair value	23,641	12,783	587	37,011
Derivatives	2,078	254,718	3,961	260,757
Financial investments: available for sale	214,276	158,743	8,237	381,256

Liabilities
Trading liabilities	124,874	164,436	11,393	300,703
Financial liabilities designated at fair value	22,193	65,370	570	88,133
Derivatives	1,808	253,051	3,806	258,665

The reduction in Level 1 trading assets and liabilities reflects a decline in listed equity, government and debt security positions and short positions. The rise in Level 2 derivative balances reflects an increase in both derivative assets and liabilities generally, driven by declining yield curves in the second half of 2011.

There were no material transfers between Level 1 and Level 2 in the year. An analysis of the movements of Level 3 financial instruments is provided on page 353.

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

For fair values determined using a valuation model, the control framework may include, as applicable, development or validation by independent support functions of (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Valuation techniques incorporate assumptions about factors that other market participants would use in their valuations, including interest rate yield curves, exchange rates, volatilities, and prepayment and default rates. For collateralised counterparties and in significant major currencies, HSBC has adopted a discounting curve that reflects the overnight interest rate (‘OIS discounting’). Prior to 2010, in line with market practice, discount curves did not reflect this overnight interest rate component but were based on a term LIBOR rate. During the period, HSBC applied an OIS discounting curve to an expanded range of significant currencies in line with evolving market practice. The financial effect of this change was not significant at the time of adoption.

The majority of valuation techniques employ only observable market data. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the derivation of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s inception profit (‘day 1 gain or loss’) or greater than 5% of the instrument’s carrying value is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used).

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Global Banking and Markets fair value adjustments

	At 31 December
	2011 US$m	2010 US$m
Type of adjustment
Risk-related	1,899	2,171
Bid-offer	695	620
Uncertainty	154	136
Credit valuation adjustment	1,050	1,355
Other	–	60

Model-related	567	389
Model limitation	567	383
Other	–	6

Inception profit (Day 1 P&L reserves) (Note 20)	200	250

	2,666	2,810

The most significant fair value adjustment change during 2011 related to the release of US$215m of credit valuation adjustments held for monoline insurers of which US$183m resulted from commutations. The commutations did not result in a material gain or loss. The remainder of the decrease in the credit valuation adjustment resulted from a variety of factors, including changes in exposure profiles and internal credit rating upgrades or downgrades across a wide range of counterparties.

The increase in model limitation adjustments primarily reflects an increase in the adjustment for OIS discounting following the widening of OIS-Libor spreads during the second half of 2011.

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

Credit valuation adjustment

The credit valuation adjustment is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default and HSBC may not receive the full market value of the transactions.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Inception profit (Day 1 P&L reserves)

Inception profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed on page 295. An analysis of the movement in the deferred Day 1 P&L reserve is provided on page 363.

Credit valuation adjustment methodology

HSBC calculates a separate credit valuation adjustment for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit valuation adjustment and sensitivity to different methodologies that could be applied is described on page 154. Of the total credit valuation adjustment at 31 December 2011 of US$1,050m (2010: US$1,355m), US$746m (2010: US$836m) relates to the credit valuation adjustment taken against non-monoline counterparties. The methodology for calculating the credit valuation adjustment for non-monoline counterparties is described below.

HSBC calculates the credit valuation adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default. The calculation is performed over the life of the potential exposure.

The probability of default is based on HSBC’s internal credit rating for the counterparty, taking into account how credit ratings may deteriorate over the duration of the exposure through the use of historical rating transition matrices. For most products, to calculate the expected positive exposure to a counterparty, HSBC uses a simulation methodology to incorporate the range of potential exposures across the portfolio of transactions with the counterparty over the life of an instrument. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default assumption of 60% is generally adopted. In respect of own credit risk, HSBC considers that a zero spread is appropriate and consequently does not adjust derivative liabilities for HSBC’s own credit risk, such an adjustment is often referred to as a ‘debit valuation adjustment’.

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

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit valuation adjustment is positively correlated to the probability of default of the counterparty. Where there is significant wrong-way risk, a trade specific approach is applied to reflect the wrong-way risk within the valuation.

HSBC includes all third-party counterparties in the credit valuation adjustment calculation and does not net credit valuation adjustments across HSBC Group entities. During 2011, there were no material changes made by HSBC to the methodologies used to calculate the credit valuation adjustment.

Consideration of other methodologies for calculation of credit valuation adjustments

Our credit valuation adjustment methodology, in the opinion of management, appropriately quantifies our exposure to counterparty risk on our OTC derivative portfolio and appropriately reflects the risk management strategy of the business.

We recognise that a variety of credit valuation adjustment methodologies are adopted within the banking industry.

Some of the key attributes that may differ between these methodologies are:

•	the PD may be calculated from historical market data, or implied from current market levels for certain transaction types such as CDSs, either with or without an adjusting factor;

•	some entities adopt a non-zero ‘debit valuation adjustment’ which has the effect of reducing the overall adjustment;

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

•	differing loss assumptions in setting the level of LGD, which may utilise market recovery rates or levels set by regulators for capital calculation purposes; and

•	counterparty exclusions, whereby certain counterparty types (for example collateralised counterparties) are excluded from the calculation.

We have estimated the impact of adopting two alternative methodologies on the level of our credit and debit valuation adjustments (excluding the monoline credit valuation adjustment), as follows:

•

adapting our existing methodology to utilise probabilities of default implied from credit default swaps, with no adjustment factor applied, and also including an adjustment to take into account HSBC’s own probability of default implied from credit default swaps, results in an overall adverse adjustment of US$1.4bn (2010: US$0.3bn); and

•

adapting our existing DVA methodology to include HSBC’s own probability of default on a basis symmetric with the current calculation of CVA would result in a favourable reduction of the credit risk charge of US$0.1bn (2010: US$0.1bn).

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2011
Private equity including strategic investments	4,565	88	432	–	–	–	–
Asset-backed securities	2,584	710	–	–	–	–	–
Loans held for securitisation	–	682	–	–	–	–	7
Structured notes	–	92	–	–	7,340	–	–
Derivatives with monolines	–	–	–	940	–	–	–
Other derivatives	–	–	–	3,509	–	–	3,122
Other portfolios	1,972	3,208	284	–	487	567	–

	9,121	4,780	716	4,449	7,827	567	3,129

At 31 December 2010
Private equity including strategic investments	4,057	278	120	–	–	–	–
Asset-backed securities	1,949	566	–	–	–	–	–
Leveraged finance	–	–	–	–	–	–	11
Loans held for securitisation	–	1,043	–	–	–	–	–
Structured notes	–	–	–	–	10,667	–	–
Derivatives with monolines	–	–	–	1,005	–	–	–
Other derivatives	–	–	–	2,956	–	–	3,787
Other portfolios	2,231	3,802	467	–	726	570	8

	8,237	5,689	587	3,961	11,393	570	3,806

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured notes, which are issued by HSBC and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The notes are classified as Level 3 due to the unobservability of parameters such as long-dated equity volatilities and correlations between equity prices, between equity prices and interest rates and between interest rates and foreign exchange rates.

Derivatives

OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors such as foreign exchange rates, interest rates and equity prices. The valuation of derivatives with monolines is discussed on page 154.

Derivative products valued using valuation techniques with significant unobservable inputs included certain types of correlation products, such as foreign exchange basket options, equity basket options, foreign exchange interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives include certain tranched CDS transactions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m
2011
At 1 January	8,237	5,689	587	3,961	11,393	570	3,806
Total gains/losses recognised in profit or loss	222	(330)	11	767	36	8	628
Total gains/losses recognised in other comprehensive income[1]	(179)	(12)	(15)	(16)	11	(11)	–
Purchases	1,858	1,483	242	–	(1,843)	–	–
New issuances	–	–	–	–	4,569	–	–
Sales	(756)	(2,578)	(69)	(–	–	–	–
Settlements	(1,088)	(199)	(7)	(33)	(1,528)	–	(1,083)
Transfers out	(1,891)	(569)	(173)	(410)	(5,266)	–	(608)
Transfers in	2,718	1,296	140	180	455	–	386

At 31 December	9,121	4,780	716	4,449	7,827	567	3,129
Total gains/losses recognised in profit or loss relating to assets and liabilities held on 31 December:	134	(237)	36	617	101	8	80
– net interest income	105	–	–	–	–	–	–
– trading income excluding net interest income	–	(265)	–	617	119	–	80
– net interest income on trading activities	–	28	–	–	(18)	–	–
– net income/expense from other financial instruments designated at fair value	–	–	36	–	–	8	–
– dividend income	29	–	–	–	–	–	–

2010
At 1 January	10,214	6,420	1,224	4,453	8,774	507	5,192
Total gains/losses recognised in profit or loss	345	158	63	(675)	166	(11)	(240)
Total gains/losses recognised in other comprehensive income[1]	618	(101)	(36)	(110)	(157)	74	93
Purchases	3,708	858	81	–	(356)	–	–
New issuances	–	–	–	–	4,025	–	–
Sales	(2,461)	(1,543)	(8)	–	–	–	–
Settlements	(1,032)	1	(22)	64	(948)	–	(820)
Transfers out	(7,065)	(629)	(894)	(669)	(1,750)	–	(1,003)
Transfers in	3,910	525	179	898	1,639	–	584

At 31 December	8,237	5,689	587	3,961	11,393	570	3,806

Total gains/losses recognised in profit or loss relating to assets and liabilities held on 31 December:	113	116	17	268	180	(14)	361
– net interest income	89	–	–	–	–	–	–
– trading income excluding net interest income	–	98	–	268	198	–	361
– net interest income on trading activities	–	18	–	–	(18)	–	–
– net income/expense from other financial instruments designated at fair value	–	–	17	–	–	(14)	–
– dividend income	24	–	–	–	–	–	–

1	Included in ‘Available-for-sale investments: Fair value gains/losses’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Available-for-sale securities: Transfers in and out of Level 3 relate principally to assets whose prices have been unobservable during the year and those whose prices have become observable, respectively. Purchases of available-for-sale securities reflects the acquisition of corporate bonds across a range of geographies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Trading liabilities: Transfers out of Level 3 are driven by certain equity volatilities and correlations becoming observable as the market continues to evolve. Settlement of trading liabilities reflect structured note maturities during the period, including the unwind of a large structured transaction which also impacted sales of assets held for trading.

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

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 31 December 2011
Derivatives, trading assets and trading liabilities[1]	369	(436)	–	–
Financial assets and liabilities designated at fair value	72	(72)	–	–
Financial investments: available for sale	–	–	814	(818)

	441	(508)	814	(818)

At 31 December 2010
Derivatives, trading assets and trading liabilities[1]	554	(444)	–	–
Financial assets and liabilities designated at fair value	77	(75)	–	–
Financial investments: available for sale	–	–	763	(744)

	631	(519)	763	(744)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The decrease in the effect of favourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the year primarily reflects greater pricing certainty in some areas, most notably structured credit and structured rates either as a result of decreased exposures or enhanced analysis. Unfavourable changes in derivatives, trading assets and liabilities has been impacted by similar factors but these have been offset by an increased potential unfavourable impact on monoline exposures, driven by increasing credit default spreads even though exposures have reduced over the period.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 31 December 2011
Private equity investments	123	(83)	451	(451)
Asset-backed securities	3	(3)	183	(175)
Loans held for securitisation	4	(4)	–	–
Structured notes	6	(6)	–	–
Derivatives with monolines	76	(178)	–	–
Other derivatives	145	(154)	–	–
Other portfolios	84	(80)	180	(192)

	441	(508)	814	(818)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 31 December 2010
Private equity investments	112	(71)	383	(383)
Asset-backed securities	8	(8)	179	(181)
Loans held for securitisation	8	(8)	–	–
Structured notes	18	(16)	–	–
Derivatives with monolines	94	(8)	–	–
Other derivatives	256	(258)	–	–
Other portfolios	135	(150)	201	(180)

	631	(519)	763	(744)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

Bases of valuing HSBC Holdings’ financial assets and liabilities measured at fair value

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m

At 31 December 2011
Assets
Derivatives	–	3,568	–	3,568
Available for sale	–	–	1,078	1,078
Liabilities
Designated at fair value	17,196	3,955	–	21,151
Derivatives	–	1,067	–	1,067

At 31 December 2010
Assets
Derivatives	–	2,327	–	2,327
Available for sale	–	–	2,025	2,025
Liabilities
Designated at fair value	12,029	4,259	–	16,288
Derivatives	–	827	–	827

Financial instruments measured at fair value – Level 3

Financial investments measured using a valuation technique with significant unobservable inputs (Level 3) comprise fixed-rate preferred securities and senior notes purchased from HSBC undertakings. The unobservable elements of the valuation technique include the use of implied credit spreads and simplified bond pricing assumptions.

Movement in Level 3 financial instruments available for sale

	2011 US$m	2010 US$m

At 1 January	2,025	2,455
Total gains or losses:
– recognised in profit or loss	55	(155)
– recognised in other comprehensive income	(61)	(275)
Settlements	(941)	–

At 31 December	1,078	2,025

Total gains or losses recognised in profit or loss relating to those assets and liabilities held on 31 December	18	(1)

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

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

	Reflected in equity
	Favourable changes US$m	Unfavourable changes US$m
Financial investments: available for sale
At 31 December 2011	69	(77)
At 31 December 2010	34	(33)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

17	Fair values of financial instruments not carried at fair value

The classification of financial instruments is determined in accordance with the accounting policies set out in Note 2.

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 31 December 2011		At 31 December 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	180,987	181,302	208,271	208,311
Loans and advances to customers	940,429	914,485	958,366	934,444
Financial investments: debt securities	21,018	22,500	19,386	20,374
Financial investments: treasury and other eligible bills	181	181	113	113

Liabilities
Deposits by banks	112,822	112,848	110,584	110,563
Customer accounts	1,253,925	1,254,313	1,227,725	1,227,428
Debt securities in issue	131,013	130,914	145,401	145,417
Subordinated liabilities	30,606	29,351	33,387	33,161

Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 31 December 2011		At 31 December 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m
Assets classified as held for sale[1]
Loans and advances to banks and customers	35,720	37,832	116	116

Liabilities of disposal groups held for sale
Deposits by banks	206	206	–	–
Customer accounts	20,138	19,130	–	–

1	Including financial instruments within disposal groups held for sale.

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

Items in the course of transmission to other banks

Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’

Endorsements and acceptances

Short-term payables within ‘Other liabilities’

Accruals

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Analysis of loans and advances to customers by geographical segment

	At 31 December 2011		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Loans and advances to customers
Europe	434,336	426,039	435,799	430,333
Hong Kong	157,665	154,054	140,691	140,699
Rest of Asia-Pacific	123,868	123,662	108,731	108,582
Middle East and North Africa	25,875	25,758	24,626	24,539
North America	142,747	128,608	190,532	172,522
Latin America	55,938	56,364	57,987	57,769

	940,429	914,485	958,366	934,444

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

The secondary market demand for US consumer lending assets remains weak. Uncertainty over the extent and timing of future credit losses, together with a near absence of liquidity for non-prime ABSs and loans, continued to be reflected in a lack of bid prices at 31 December 2011. The estimated fair value of these receivables was determined by developing an approximate range of values from various sources as appropriate for the respective pools of assets. These sources include, internal value estimates based on over-the-counter trading activity, forward looking discounted cash flow models using assumptions we believe are consistent with those which would be used by market participants in valuing such receivables trading input from market participants and general discussions held with potential investors. The fair values of loans and advances to customers in the US are substantially lower than their carrying amount, reflecting the market conditions at the balance sheet date. The fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.

There was a modest decrease year on year in the fair value of loans and advances to customers in Europe relative to their carrying amount which was the result of lower valuations on ABS classified as loans and receivables and on leveraged acquisition finance loans, reflecting widening credit spreads as a result of market disruption in Europe.

Fair values of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC Holdings

The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.

The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet

	At 31 December 2011		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Assets
Loans and advances to HSBC undertakings	28,048	27,562	21,238	21,798

Liabilities
Amounts owed to HSBC undertakings	2,479	2,485	2,932	2,963
Debt securities in issue	2,613	2,922	2,668	2,960
Subordinated liabilities	12,450	13,052	13,313	14,428

18	Reclassification of financial assets

In 2008, HSBC reclassified US$15.3bn and US$2.6bn of financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications, respectively, as permitted by the relevant amendment to IAS 39 and explained in Note 2(e) on the Financial Statements. No further reclassifications were undertaken.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Reclassification of HSBC’s financial assets

	At 31 December 2011		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Reclassification to loans and receivables	7,867	6,651	10,947	9,636
Reclassification to available for sale	33	33	91	91

	7,900	6,684	11,038	9,727

The following table shows the fair value gains and losses, income and expense recognised in the income statement in respect of reclassified assets and the gains and losses that would have been recognised if no reclassification had taken place.

Effect of reclassifying and not reclassifying financial assets

	2011 US$m	2010 US$m	2009 US$m	2008 US$m

Reclassification to loans and receivables
Recorded in the income statement[1]	318	610	977	512
Assuming no reclassification[2]	317	1,260	2,276	(2,801)

Net income statement effect of reclassification	1	(650)	(1,299)	3,313

Reclassification to available for sale
Recorded in the income statement[1]	1	56	101	22
Assuming no reclassification[2]	(2)	59	301	(202)

Net income statement effect of reclassification	3	(3)	(200)	224

1	‘Income and expense’ recorded in the income statement represents the accrual of the effective interest rate and, for 2011, includes US$69m in respect of impairment (2010: US$6m; 2009: US$163m; 2008: US$26m). The effect on the income statement for 2008 shows the income and expense post-reclassification. In 2008 pre-reclassification, the assets were held at fair value and a loss of US$1,371m was recorded in the period up to reclassification.
2	Effect on the income statement during the year had the reclassification not occurred.

19	Financial assets designated at fair value

	2011 US$m	2010 US$m

Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	30,738	36,990
– which may be repledged or resold by counterparties	118	21

	30,856	37,011

Treasury and other eligible bills	123	159
Debt securities	11,834	18,248
Equity securities	17,930	17,418

Securities designated at fair value	29,887	35,825
Loans and advances to banks	119	315
Loans and advances to customers	850	871

	30,856	37,011

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Securities designated at fair value1

	Fair value
	2011 US$m	2010 US$m

US Treasury and US Government agencies[2]	35	78
UK Government	812	1,304
Hong Kong Government	151	151
Other government	3,964	4,130
Asset-backed securities[3]	201	6,128
Corporate debt and other securities	6,794	6,616
Equities	17,930	17,418

	29,887	35,825

1	Included within these figures are debt securities issued by banks and other financial institutions of US$3,497m (2010: US$10,185m), of which US$40m (2010: US$48m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m

Fair value at 31 December 2011
Listed on a recognised exchange[1]	4	3,607	11,859	15,470
Unlisted	119	8,227	6,071	14,417

	123	11,834	17,930	29,887

Fair value at 31 December 2010
Listed on a recognised exchange[1]	21	4,168	12,548	16,737
Unlisted	138	14,080	4,870	19,088

	159	18,248	17,418	35,825

1	Included within listed investments are US$631m of investments listed in Hong Kong (2010: US$756m).

20	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Foreign exchange	74,958	1,026	75,984	75,077	371	75,448
Interest rate	510,652	2,439	513,091	502,906	6,221	509,127
Equity	15,262	–	15,262	19,363	–	19,363
Credit	25,694	–	25,694	25,800	–	25,800
Commodity and other	2,198	–	2,198	1,492	–	1,492

Gross total fair values	628,764	3,465	632,229	624,638	6,592	631,230

Netting			(285,850)			(285,850)

Total			346,379			345,380

At 31 December 2010
Foreign exchange	65,905	1,304	67,209	67,564	340	67,904
Interest rate	278,364	2,764	281,128	273,222	3,909	277,131
Equity	13,983	–	13,983	14,716	–	14,716
Credit	20,907	–	20,907	20,027	–	20,027
Commodity and other	1,261	–	1,261	2,618	–	2,618

Gross total fair values	380,420	4,068	384,488	378,147	4,249	382,396

Netting			(123,731)			(123,731)

Total			260,757			258,665

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The 33% increase in the fair value of derivative assets during 2011 was driven by increased interest rate derivative fair values as yield curves declined in major currencies during the second half of the year, reflecting the deteriorating economic outlook. This drove both the increase in gross fair values and the increase in the netting adjustment.

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	At 31 December 2011		At 31 December 2010
	Trading	Trading	Trading	Trading
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,546	1,067	1,407	827
Interest rate	2,022	–	920	–

	3,568	1,067	2,327	827

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

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair value of derivatives is derived is set out on page 352. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

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

HSBC’s derivative activities give rise to significant open positions in portfolios of derivatives. These positions are managed constantly to ensure that they remain within acceptable risk levels, with matching deals being utilised to achieve this where necessary. When entering into derivative transactions, HSBC employs the same credit risk management framework to assess and approve potential credit exposures that are used for traditional lending.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 8% increase in the notional amounts of HSBC’s derivative assets during 2011 was primarily driven by an increase in trading volumes of interest rate and foreign exchange contracts.

Notional contract amounts of derivatives held for trading purposes by product type

	HSBC		HSBC Holdings
	At 31 December 2011	At 31 December 2010	At 31 December 2011	At 31 December 2010
	US$m	US$m	US$m	US$m

Foreign exchange	3,945,774	3,692,798	18,942	17,287
Interest rate	19,788,710	18,104,141	10,954	6,804
Equity	265,577	294,587	–	–
Credit	1,049,147	1,065,218	–	–
Commodity and other	76,487	82,856	–	–

	25,125,695	23,239,600	29,896	24,091

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

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios. The notional contract amount of credit derivatives of US$1,049,147m (2010: US$1,065,218m) consisted of protection bought of US$517,737m (2010: US$530,235m) and protection sold of US$531,410m (2010: US$534,983m). The credit derivative business operates within the market risk management framework described on pages 163 to 169.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	2011	2010
	US$m	US$m

Unamortised balance at 1 January	250	260
Deferral on new transactions	234	331
Recognised in the income statement during the period:
– amortisation	(143)	(106)
– subsequent to unobservable inputs becoming observable	(71)	(17)
– maturity, termination or offsetting derivative	(60)	(163)
Exchange differences	(2)	(15)
Risk hedged	(8)	(40)

Unamortised balance at 31 December[1]	200	250

1	This amount is yet to be recognised in the consolidated income statement.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or hedges of net investment in foreign operations. These are described under the relevant headings below.

The notional contract amounts of derivatives held for hedging purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At 31 December 2011		At 31 December 2010
	Cash flow hedge	Fair value hedge	Cash flow hedge	Fair value hedge
	US$m	US$m	US$m	US$m

Foreign exchange	12,078	1,363	10,599	1,392
Interest rate	228,052	76,950	282,412	62,757

	240,130	78,313	293,011	64,149

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

Fair value of derivatives designated as fair value hedges

	At 31 December 2011		At 31 December 2010
	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	77	1	153	–
Interest rate	369	4,331	443	2,226

	446	4,332	596	2,226

Gains or losses arising from fair value hedges

	2011	2010	2009
	US$m	US$m	US$m

Gains/(losses):
– on hedging instruments	(4,082)	(830)	114
– on the hedged items attributable to the hedged risk	3,858	868	(159)

	(224)	38	(45)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Fair value of derivatives designated as cash flow hedges

	At 31 December 2011		At 31 December 2010
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	949	370	1,151	340
Interest rate	2,070	1,890	2,321	1,683

	3,019	2,260	3,472	2,023

Forecast principal balances on which interest cash flows are expected to arise

	3 months or less US$m	More than 3 months but less than 1 year US$m	5 years or less but more than 1 year US$m	More than 5 years US$m

At 31 December 2011
Assets	139,701	110,960	66,383	4,460
Liabilities	(77,898)	(50,480)	(36,296)	(4,693)

Net cash inflows/(outflows) exposure	61,803	60,480	30,087	(233)

At 31 December 2010
Assets	163,006	97,174	58,975	1,358
Liabilities	(89,112)	(58,811)	(42,259)	(6,065)

Net cash inflows/(outflows) exposure	73,894	38,363	16,716	(4,707)

This table reflects the interest rate repricing profile of the underlying hedged items.

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the year to 31 December 2011 a gain of US$26m (2010: loss of US$9m; 2009: gain of US$90m) was recognised due to hedge ineffectiveness.

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 31 December 2011, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of US$121m (2010: nil) and liabilities of US$36m (2010: US$34m) and notional contract values of US$3,920m (2010: US$644m).

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2011 that arose from hedges in foreign operations was nil (2010 and 2009: nil).

21	Financial investments

	2011 US$m	2010 US$m
Financial investments:
– not subject to repledge or resale by counterparties	364,906	369,597
– which may be repledged or resold by counterparties	35,138	31,158

	400,044	400,755

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Carrying amount and fair value of financial investments

	2011		2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	65,223	65,223	57,129	57,129
– available for sale	65,042	65,042	57,016	57,016
– held to maturity	181	181	113	113

Debt securities	327,611	329,093	335,643	336,632
– available for sale	306,593	306,593	316,257	316,257
– held to maturity	21,018	22,500	19,386	20,375

Equity securities	7,210	7,210	7,983	7,983
– available for sale	7,210	7,210	7,983	7,983

Total financial investments	400,044	401,526	400,755	401,744

Financial investments at amortised cost1 and fair value2

	Amortised cost US$m	Fair value US$m

At 31 December 2011
US Treasury	43,848	45,283
US Government agencies[3]	25,079	26,093
US Government sponsored entities[3]	4,425	5,056
UK Government	32,165	33,603
Hong Kong Government	33,359	33,374
Other government	125,623	127,049
Asset-backed securities[4]	35,096	28,625
Corporate debt and other securities	94,110	95,233
Equities	5,122	7,210

	398,827	401,526

At 31 December 2010
US Treasury	37,380	37,255
US Government agencies[3]	20,895	21,339
US Government sponsored entities[3]	5,029	5,267
UK Government	31,069	31,815
Hong Kong Government	29,770	29,793
Other government	108,947	109,806
Asset-backed securities[4]	39,845	33,175
Corporate debt and other securities	124,704	125,311
Equities	5,605	7,983

	403,244	401,744

At 31 December 2009
US Treasury	17,650	17,635
US Government agencies[3]	12,539	12,804
US Government sponsored entities[3]	4,885	4,924
UK Government	9,653	9,782
Hong Kong Government	37,747	37,763
Other government	87,122	87,881
Asset-backed securities[4]	48,500	34,914
Corporate debt and other securities	153,639	154,902
Equities	7,051	9,124

	378,786	369,729

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions of US$68,334m (2010: US$99,733m; 2009: US$133,256m), of which US$17,079m (2010: US$38,862m; 2009: US$55,324m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions was US$68,765m (2010: US$100,070m; 2009: US$133,461m).
3	Includes securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes asset-backed securities included under US Government agencies and sponsored entities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale US$m	Treasury and other eligible bills held to maturity US$m	Debt securities available for sale US$m	Debt securities held to maturity US$m	Equity securities available for sale US$m	Total US$m

Carrying amount at 31 December 2011
Listed on a recognised exchange[1]	4,077	–	121,303	4,370	535	130,285
Unlisted[2]	60,965	181	185,290	16,648	6,675	269,759

	65,042	181	306,593	21,018	7,210	400,044

Carrying amount at 31 December 2010
Listed on a recognised exchange[1]	1,400	–	138,374	4,182	851	144,807
Unlisted[2]	55,616	113	177,883	15,204	7,132	255,948

	57,016	113	316,257	19,386	7,983	400,755

1	The fair value of listed held-to-maturity debt securities as at 31 December 2011 was US$4,641m (2010: US$4,332m). Included within listed investments were US$3,544m (2010: US$1,902m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

Maturities of investments in debt securities at their carrying amount

	At 31 December
	2011 US$m	2010 US$m

Remaining contractual maturity of total debt securities:
1 year or less	87,080	92,961
5 years or less but over 1 year	128,192	124,596
10 years or less but over 5 years	52,251	56,926
Over 10 years	60,088	61,160

	327,611	335,643

Remaining contractual maturity of debt securities available for sale:
1 year or less	85,821	91,939
5 years or less but over 1 year	120,763	117,931
10 years or less but over 5 years	44,946	50,113
Over 10 years	55,063	56,274

	306,593	316,257

Remaining contractual maturity of debt securities held to maturity:
1 year or less	1,259	1,022
5 years or less but over 1 year	7,429	6,665
10 years or less but over 5 years	7,305	6,813
Over 10 years	5,025	4,886

	21,018	19,386

Contractual maturities and weighted average yields of investment debt securities at 31 December 2011

	Within one year		After one year but within five years		After five years but within ten years		After ten years
	Amount US$m	Yield %	Amount US$m	Yield %	Amount US$m	Yield %	Amount US$m	Yield %

Available-for-sale
US Treasury	12,153	0.4	17,474	0.7	4,340	2.2	2,964	4.1
US Government agencies	2	5.4	8	3.9	96	2.1	24,587	3.3
US Government-sponsored agencies	458	1.5	55	1.6	2,036	4.0	451	4.1
UK Government	3,542	4.5	15,775	1.4	9,041	2.4	618	2.2
Hong Kong Government	895	0.3	1,558	1.2	–	–	–	–
Other governments	35,273	1.9	53,418	3.3	10,805	3.6	1,884	4.4
Asset-backed securities	427	0.5	2,133	0.5	8,501	0.4	23,869	0.3
Corporate debt and other securities	33,242	2.6	29,016	3.4	9,055	3.2	3,963	5.4

Total amortised cost	85,992		119,437		43,874		58,336

Total carrying value	85,821		120,763		44,946		55,063

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Within one year		After one year but within five years		After five years but within ten years		After ten years
	Amount US$m	Yield %	Amount US$m	Yield %	Amount US$m	Yield %	Amount US$m	Yield %

Held-to-maturity
US Treasury	11	4.1	25	4.2	65	4.8	99	5.0
US Government agencies	–	–	1	7.6	5	7.7	381	6.5
US Government-sponsored agencies	5	4.7	13	7.9	2	7.0	1,406	6.2
Hong Kong Government	–	–	5	0.9	10	4.1	3	1.2
Other governments	22	4.3	486	3.7	263	4.8	468	5.2
Asset-backed securities	–	–	–	–	–	–	166	6.2
Corporate debt and other securities	1,221	3.9	6,899	4.1	6,960	4.4	2,502	5.5

Total amortised cost	1,259		7,429		7,305		5,025

Total carrying value	1,259		7,429		7,305		5,025

The maturity distributions of asset-backed securities are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2011 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

22	Transfers of financial assets not qualifying for derecognition

HSBC enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to SPEs. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

–	Full derecognition occurs when HSBC transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

–	Partial derecognition occurs when HSBC sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of HSBC’s continuing involvement.

–	HSBC will continue to recognise financial assets transferred when it retains substantially all the risks and rewards of ownership.

The majority of financial assets that do not qualify for derecognition are (i) debt securities held by counterparties as collateral under repurchase agreements or (ii) equity securities lent under securities lending agreements. The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

Financial assets and associated financial liabilities not qualifying for derecognition

	2011		2010
	Carrying amount of transferred assets US$m	Carrying amount of associated liabilities US$m	Carrying amount of transferred assets US$m	Carrying amount of associated liabilities US$m

Nature of transaction
Repurchase agreements	124,982	124,413	124,625	122,455
Securities lending agreements	7,129	7,039	7,277	7,202

	132,111	131,452	131,902	129,657

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The rights and obligations that HSBC retains from its continuing involvement in securitisations are initially recorded as an allocation of the fair value of the financial asset between the part that is derecognised and the part that continues to be recognised on the date of transfer. The following table analyses the carrying amount of financial assets that qualified for partial derecognition, the extent of HSBC’s continuing involvement and the associated liabilities:

HSBC’s continuing involvement in financial assets qualifying for partial derecognition

	Securitisations at 31 December
	2011 US$m	2010 US$m

Carrying amount of assets (original)	17,427	17,427
Carrying amount of assets (currently recognised)	22	42
Carrying amount of associated liabilities (currently recognised)	11	21

23	Interests in associates and joint ventures

Associates

Principal associates of HSBC

	At 31 December 2011		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Listed
Bank of Communications Co., Limited	8,507	8,234	6,944	10,773
Industrial Bank Co., Limited	2,214	2,743	1,769	2,799
Ping An Insurance (Group) Company of China, Limited	6,373	8,110	5,596	13,735
The Saudi British Bank	1,886	3,256	1,580	3,224

	18,980	22,343	15,889	30,531

	At 31 December 2011
	Country of incorporation		HSBC’s interest in equity capital	Issued equity capital

Listed
Bank of Communications Co., Limited	PRC	[1]	19.03%	RMB61,886m
Industrial Bank Co., Limited	PRC	[1]	12.80%	RMB10,786m
Ping An Insurance (Group) Company of China, Limited	PRC	[1]	15.57%	RMB7,916m
The Saudi British Bank	Saudi Arabia		40.00%	SR7,500m

Unlisted
Barrowgate Limited[2]	Hong Kong		24.64%	–
Vietnam Technological and Commercial Joint Stock Bank	Vietnam		19.61%	VND8,788,079m
Yantai Bank Co., Limited[3]	PRC	[1]	20.00%	RMB2,000m

1	People’s Republic of China.
2	Issued equity capital is less than HK$1m.
3	Yantai Bank Co., Limited was previously known as Yantai City Commercial Bank. The investment is held through Hang Seng Bank Limited, a 62.14% owned subsidiary of HSBC.

All the above investments in associates are owned by subsidiaries of HSBC Holdings.

Details of all HSBC associates and joint ventures, as required under Section 409 Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

HSBC had US$14,880m (2010: US$12,540m) of investments in associates and joint ventures listed in Hong Kong.

For the year ended 31 December 2011, HSBC’s share of associates and joint ventures’ tax on profit was US$890m (2010: US$774m), which is included within share of profit in associates and joint ventures in the income statement.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Summarised aggregate financial information on associates

	2011	2010
	US$m	US$m

HSBC’s share of:
– assets	249,461	191,286
– liabilities	230,902	175,812
– revenues	12,009	9,274
– profit after tax	3,221	2,479

HSBC’s investment in Bank of Communications Co., Limited was equity accounted with effect from August 2004. HSBC’s significant influence in Bank of Communications Co., Limited was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the maintenance of financial and operating policies and a number of staff have been seconded to assist in this process.

HSBC’s investment in Industrial Bank Co., Limited was equity accounted with effect from May 2004. HSBC’s significant influence has been established as a result of representation on the Board of Directors.

HSBC’s investment in Ping An Insurance (Group) Company of China Limited (‘Ping An’) was equity accounted with effect from August 2005, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of representation on the Board of Directors. In May 2010, following the issue of shares by Ping An to a third party, HSBC’s holding was diluted to 16.13% and a dilution gain of US$188m was recognised in ‘Other operating income’. In June 2011, following a further issue of shares by Ping An to a third party, HSBC’s holding was diluted to 15.57% and a dilution gain of US$181m was recognised in ‘Other operating income’.

In July 2011, Ping An increased its ownership interest in Shenzhen Development Bank (‘SDB’) from 29.99% to 52.38%. As a result, the status of its investment in SDB changed from an interest in an associate to an investment in subsidiary. As a result of this transaction, Ping An recognised a remeasurement loss; HSBC’s share of this remeasurement loss was US$48m.

The statutory accounting reference date of Bank of Communications Co., Limited, Ping An Insurance (Group) Company of China, Limited and Industrial Bank Co., Limited is 31 December. For the year ended 31 December 2011, these companies were included on the basis of financial statements made up for the twelve months to 30 September 2011, taking into account changes in the subsequent period from 1 October 2011 to 31 December 2011 that would have materially affected their results.

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

Joint ventures

Principal interests in joint ventures

	At 31 December 2011
	Country of incorporation	Principal activity	HSBC’s interest in equity capital	Issued equity capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment banking	49.00%	SR500m
Vaultex UK Limited	England	Cash management	50.00%	£10m
Hana HSBC Life Insurance Co., Ltd	South Korea	Insurance manufacturing	49.99%	KRW85,201m
Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited	India	Insurance manufacturing	26.00%	INR8,000m

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Summarised aggregate financial information on joint ventures

	2011	2010
	US$m	US$m

HSBC’s share of:
– current assets	1,556	1,481
– non-current assets	196	97
– current liabilities	747	706
– non-current liabilities	715	666
– income	383	366
– expenses	339	328

In December 2011, following the issue of shares by HSBC Saudi Arabia Limited to a third party, HSBC’s holding was diluted from 60% to 49% and a dilution gain of US$27m was recognised in ‘Other operating income’.

Associates and joint ventures

Movements in investments in associates and joint ventures

	2011	2010
	US$m	US$m

At 1 January	17,198	13,011
Additions	90	1,589
Disposals	(25)	(38)
Share of results	3,264	2,517
Dividends	(304)	(441)
Transfers	–	(96)
Exchange differences	681	423
Share of other comprehensive income/(expense) of associates and joint ventures	(710)	107
Other movements	205	126

At 31 December	20,399	17,198

Goodwill included in carrying amount of associates and joint ventures

	2011	2010
	US$m	US$m

Gross amount
At 1 January	1,518	1,446
Additions	–	60
Exchange differences	57	40
Other changes	(24)	(28)

At 31 December[1]	1,551	1,518

1	Includes the carrying amount of goodwill arising from joint ventures of US$31m (2010: US$32m).

24	Goodwill and intangible assets

	2011	2010
	US$m	US$m

Goodwill	21,338	22,406
Present value of in-force long-term insurance business (‘PVIF’)[1]	4,092	3,440
Other intangible assets	3,604	4,076

	29,034	29,922

1	Disclosures on PVIF are provided on page 181.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Goodwill

Reconciliation of goodwill

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Gross amount
At 1 January 2011	14,885	124	1,115	65	12,465	4,316	32,970
Disposals	(3)	–	–	–	–	(46)	(49)
Exchange differences	(449)	–	(35)	(2)	(1)	(272)	(759)
Reclassified to held for sale	–	–	–	–	(3,717)	(231)	(3,948)
Other changes	–	–	(17)	–	–	(2)	(19)

At 31 December 2011	14,433	124	1,063	63	8,747	3,765	28,195

Accumulated impairment losses
At 1 January 2011	–	–	–	–	(10,564)	–	(10,564)
Reclassified to held for sale	–	–	–	–	3,707	–	3,707

At 31 December 2011	–	–	–	–	(6,857)	–	(6,857)

Net carrying amount at 31 December 2011	14,433	124	1,063	63	1,890	3,765	21,338

Gross amount
At 1 January 2010	15,915	123	1,053	69	12,483	4,162	33,805
Additions	–	–	16	–	–	–	16
Disposals	(3)	–	–	–	(17)	–	(20)
Exchange differences	(1,004)	1	52	(4)	(1)	154	(802)
Other changes	(23)	–	(6)	–	–	–	(29)

At 31 December 2010	14,885	124	1,115	65	12,465	4,316	32,970

Accumulated impairment losses
At 1 January and 31 December 2010	–	–	–	–	(10,564)	–	(10,564)

Net carrying amount at 31 December 2010	14,885	124	1,115	65	1,901	4,316	22,406

Impairment testing

Timing of impairment testing

HSBC’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed as at 1 July each year. In line with the accounting policy set out in Note 2(p), goodwill is also retested for impairment whenever there is an indication that it may be impaired. For the purpose of impairment testing, the Group’s CGUs are based on geographical regions subdivided by global business. The CGUs represent the lowest level at which goodwill is monitored for internal management purposes. The Global Banking and Markets – Europe CGU experienced significantly reduced profitability in the second half of 2011 and was retested for impairment as at 31 December 2011. For other CGUs there was no indication of impairment in the period to 31 December 2011 and therefore goodwill has not been retested since 1 July 2011.

Basis of the recoverable amount – value in use or fair value less costs to sell

The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date for 2010 and 2011.

For each significant CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates. The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of the business units making up the CGUs. In 2011, for most CGUs, management’s cash flow projections until the end of 2012 were used. However, due to the current economic conditions in Retail Banking and Wealth Management – Europe, and Global Banking and Markets – Europe, cash flow projections until the end of 2014 were used to more accurately estimate the cash flows for the period.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Key assumptions in VIU calculation and management’s approach to determining the values assigned to each key assumption

	2011			2010
Cash-generating unit	Goodwill at 3 1 July 2 2011	Discount rate	Nominal growth rate beyond initial cash flow projections	Goodwill at 1 July 2010	Discount rate	Nominal growth rate beyond initial cash flow projections
	US$m	%	%	US$m	%	%

Retail Banking and Wealth Management – Europe	4,794	10.0	4.7	4,017	11.0	3.0
Commercial Banking – Europe	3,574	10.1	4.5	3,015	11.0	3.0
Global Private Banking – Europe	4,456	10.0	4.3	4,055	11.0	3.0
Global Banking and Markets – Europe	3,139	10.2	4.4	2,983	12.0	3.0
Retail Banking and Wealth Management – Latin America	2,537	16.0	9.3	2,385	14.3	8.6

Total goodwill in the CGUs listed above	18,500			16,455

At 1 July 2011, aggregate goodwill of US$5,091m (1 July 2010: US$4,674m) had been allocated to CGUs that were not considered individually significant. These CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

Nominal long-term growth rate: this growth rate reflects GDP and inflation for the countries within which the CGU operates. In 2010 these were based largely on external historical data. For 2011 the rates are based on IMF forecast growth rates as these rates are regarded as a more relevant estimate of likely future trends. The rates used for 2010 and 2011 do not exceed the long-term growth rate for the countries within which the CGU operates.

Discount rate: the discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a Capital Asset Pricing Model (‘CAPM’). The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM with cost of capital rates produced by external sources. HSBC uses externally-sourced cost of capital rates where, in management’s judgement, those rates reflect more accurately the current market and economic conditions. For 2011 and 2010, internal costs of capital rates were consistent with externally-sourced rates. The decrease in European discount rates was largely driven by deleveraging within the financial services sector including HSBC and a fall in the risk free rate.

Management’s judgement in estimating the cash flows of a CGU: the cash flow projections for each CGU are based on plans approved by the Group Management Board. The key assumptions in addition to the discount rate and nominal long-term growth rate for each significant CGU are discussed below.

Retail Banking and Wealth Management – Europe and Commercial Banking – Europe: the assumptions included in the cash flow projections for Retail Banking and Wealth Management – Europe and Commercial Banking – Europe reflect the economic environment and financial outlook of the European countries within these two segments. Key assumptions include the level of interest rates and the level and change in unemployment rates. While current economic conditions in Europe continue to be challenging, management’s cash flow projections are based primarily on these prevailing conditions. Risks include a double-dip recession in the UK and the continuation of base rates at their current low levels. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Retail Banking and Wealth Management – Europe or Commercial Banking – Europe.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Global Banking and Markets – Europe: the key assumption included in the cash flow projection for Global Banking and Markets – Europe is that European markets will stabilise and begin to recover in 2012. Accordingly, European revenues are forecast to recover partially in 2012 and this recovery is assumed to continue over the projection period such that in the period to 2014 overall revenue is forecast to grow at a compound annual rate of 14.5% to recover to a level broadly in line with 2010. Our ability to achieve the forecast cash flows for Global Banking and Markets – Europe could be adversely impacted by regulatory change during the forecast period including but not limited to the impact of the recommendations set out in the Final Report by the Independent Commission on Banking.

Based on management’s value in use calculation, Global Banking and Markets – Europe has an excess of recoverable amount over carrying amount (‘headroom’) of US$3.6bn as at 1 July 2011. Headroom was US$4.9bn as at 31 December 2011 based on goodwill at that point of US$3.0bn. The change in carrying value between 1 July 2011 and 31 December 2011 arises from retranslating goodwill into the presentation currency of the group. The same assumptions were used in the impairment tests as at 1 July 2011 and 31 December 2011. The following changes to the key assumptions used in the value in use calculation would be necessary in order to reduce headroom to nil:

Key assumption	Change to key assumption to reduce headroom to nil

Discount rate	Increase by 140 basis points
Nominal growth rate beyond initial cash flow projection	Decrease by 160 basis points
Revenue compound annual growth rate	Decrease from 14.5% to 12.4%

Retail Banking and Wealth Management – Latin America: the assumptions included in the cash flow projections for Retail Banking and Wealth Management – Latin America reflect the economic environment and financial outlook of the countries within this segment, with Brazil and Mexico being two of the largest countries included within this segment. Key assumptions include the growth in lending and deposit volumes and the credit quality of the loan portfolios. Mexico and Central America in particular are sensitive to economic conditions in the US which could constrain demand. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Retail Banking and Wealth Management – Latin America.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other intangible assets

Movement of intangible assets excluding goodwill and the PVIF

	Trade names	Mortgage servicing rights	Internally generated software	Purchased software	Customer/ merchant relation- ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2011	68	636	5,202	1,065	1,987	503	9,461
Additions[1]	–	40	1,129	102	379	6	1,656
Disposals	–	(91)	(44)	(102)	(181)	(1)	(419)
Amount written off	–	–	(365)	(133)	–	(2)	(500)
Exchange differences	(6)	–	(109)	(40)	(79)	(14)	(248)
Reclassified to held for sale	(2)	–	(197)	(22)	(746)	(46)	(1,013)
Other changes	–	6	(18)	(14)	(6)	8	(24)

At 31 December 2011	60	591	5,598	856	1,354	454	8,913

Accumulated amortisation
At 1 January 2011	(52)	(240)	(2,958)	(848)	(1,143)	(144)	(5,385)
Charge for the year[2]	(4)	(215)	(609)	(106)	(212)	(29)	(1,175)
Impairment	–	–	(386)	(3)	–	(1)	(390)
Disposals	–	91	29	100	111	3	334
Amount written off	–	–	365	133	–	2	500
Exchange differences	3	–	44	31	29	–	107
Reclassified to held for sale	2	–	50	18	563	36	669
Other changes	–	(5)	28	3	3	2	31

At 31 December 2011	(51)	(369)	(3,437)	(672)	(649)	(131)	(5,309)

Net carrying amount at 31 December 2011	9	222	2,161	184	705	323	3,604

Cost
At 1 January 2010	68	689	4,400	954	1,988	502	8,601
Additions[1]	–	52	960	140	48	4	1,204
Disposals	–	(105)	(40)	(15)	(79)	–	(239)
Amount written off	–	–	(70)	(2)	–	–	(72)
Exchange differences	–	–	(68)	(4)	30	27	(15)
Other changes	–	–	20	(8)	–	(30)	(18)

At 31 December 2010	68	636	5,202	1,065	1,987	503	9,461

Accumulated amortisation
At 1 January 2010	(50)	(240)	(2,511)	(747)	(955)	(125)	(4,628)
Charge for the year[2]	(5)	(105)	(596)	(97)	(243)	(30)	(1,076)
Impairment	–	–	(12)	–	–	–	(12)
Disposals	–	105	33	8	68	(1)	213
Amount written off	–	–	70	2	–	–	72
Exchange differences	1	–	48	1	(13)	(1)	36
Other changes	2	–	10	(15)	–	13	10

At 31 December 2010	(52)	(240)	(2,958)	(848)	(1,143)	(144)	(5,385)

Net carrying amount at 31 December 2010	16	396	2,244	217	844	359	4,076

1	At 31 December 2011, HSBC had no contractual commitments (2010: US$0.2m) to acquire intangible assets.
2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights which is recognised in ‘Net fee income’.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

25	Property, plant and equipment

	Freehold land and buildings	Long leasehold land and buildings	Short leasehold land and buildings[1]	Equipment, fixtures and fittings[2]	Equipment on operating leases	Total[3]
	US$m	US$m	US$m	US$m	US$m	US$m

Cost or fair value
At 1 January 2011	3,952	1,673	4,004	12,529	53	22,211
Additions at cost[4]	353	114	180	1,183	19	1,849
Fair value adjustments	(15)	44	89	–	–	118
Disposals	(188)	(19)	(279)	(1,400)	–	(1,886)
Reclassified to held for sale	(424)	(19)	(158)	(260)	–	(861)
Transfers	(12)	(35)	25	10	–	(12)
Exchange differences	(203)	1	15	(395)	(1)	(583)
Other changes	74	41	(4)	(88)	–	23

At 31 December 2011	3,537	1,800	3,872	11,579	71	20,859

Accumulated depreciation and impairment
At 1 January 2011	(586)	(307)	(1,268)	(8,506)	(23)	(10,690)
Depreciation charge for the year	(88)	(51)	(211)	(1,157)	(9)	(1,516)
Disposals	60	2	262	1,319	–	1,643
Reclassified to held for sale	133	13	80	138	–	364
Transfers	5	35	(34)	(6)	–	–
Impairment losses recognised	(13)	–	(16)	(25)	–	(54)
Exchange differences	18	(1)	8	260	1	286
Other changes	(73)	(23)	(2)	68	3	(27)

At 31 December 2011	(544)	(332)	(1,181)	(7,909)	(28)	(9,994)

Net carrying amount at 31 December 2011	2,993	1,468	2,691	3,670	43	10,865

Cost or fair value
At 1 January 2010	3,915	1,327	3,135	11,552	5,236	25,165
Additions at cost[4]	349	76	632	1,456	65	2,578
Fair value adjustments	31	24	38	–	–	93
Disposals[5]	(307)	(8)	(82)	(355)	(5,113)	(5,865)
Reclassified to held for sale	(73)	(16)	(3)	(35)	–	(127)
Transfers	(47)	(147)	199	(5)	–	–
Exchange differences	(47)	(5)	(17)	(62)	(135)	(266)
Other changes	131	422	102	(22)	–	633

At 31 December 2010	3,952	1,673	4,004	12,529	53	22,211

Accumulated depreciation and impairment
At 1 January 2010	(450)	(229)	(1,065)	(7,743)	(1,876)	(11,363)
Depreciation charge for the year	(91)	(46)	(203)	(1,178)	(150)	(1,668)
Disposals[5]	31	–	68	344	1,956	2,399
Reclassified to held for sale	24	–	1	26	–	51
Transfers	23	20	(43)	–	–	–
Impairment losses recognised	(22)	–	1	(24)	–	(45)
Exchange differences	5	2	5	54	45	111
Other changes	(106)	(54)	(32)	15	2	(175)

At 31 December 2010	(586)	(307)	(1,268)	(8,506)	(23)	(10,690)

Net carrying amount at 31 December 2010	3,366	1,366	2,736	4,023	30	11,521

1	Including assets held on finance leases with a net book value of US$7m (2010: US$11m).
2	Including assets held on finance leases with a net book value of US$210m (2010: US$204m).
3	Including assets with a net book value of US$33m (2010: US$31m) pledged as security for liabilities.
4	At 31 December 2011, HSBC had US$517m (2010: US$593m) of contractual commitments to acquire property, plant and equipment.
5	The disposals included under ‘Equipment on operating leases’ relate to the sale of a subsidiary, Eversholt Rail Group.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Leasehold land and buildings

	2011		2010
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	US$m	US$m	US$m	US$m

At 1 January	1,944	(933)	1,824	(831)
Additions	171	–	181	–
Disposals	(269)	262	(81)	54
Depreciation charge for the year	–	(139)	–	(133)
Impairment loss recognised	–	(15)	–	–
Exchange differences	(13)	2	(16)	–
Reclassified as held for sale	(154)	73
Other changes	(10)	(1)	36	(23)

At 31 December	1,669	(751)	1,944	(933)

Net carrying amount at 31 December	918		1,011
Investment properties

Movement on the fair value of investment properties

	Freehold land and buildings	Long leasehold land and buildings	Short leasehold land and buildings	Total
	US$m	US$m	US$m	US$m

Fair value
At 1 January 2011	667	156	310	1,133
Additions at cost	242	–	–	242
Fair value adjustments	(15)	44	89	118
Disposals	(47)	(17)	–	(64)
Exchange differences	(22)	1	1	(20)
Other changes	(80)	8	2	(70)

At 31 December 2011	745	192	402	1,339

Fair value
At 1 January 2010	640	184	237	1,061
Additions at cost	240	–	–	240
Fair value adjustments	31	24	38	93
Disposals	(216)	(2)	–	(218)
Transfers	–	(42)	42	–
Exchange differences	(34)	(1)	(1)	(36)
Other changes	6	(7)	(6)	(7)

At 31 December 2010	667	156	310	1,133

Investment properties are valued on a market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent more than 44% by value of HSBC’s investment properties subject to revaluation, were valued by DTZ Debenham Tie Leung Limited whose valuers are members of the Hong Kong Institute of Surveyors. Properties in other countries, which represent 56% by value of HSBC’s investment properties, were valued by different independent professionally qualified valuers.

HSBC Holdings had no investment properties at 31 December 2011 or 2010.

HSBC properties leased to customers

HSBC properties leased to customers included US$618m at 31 December 2011 (2010: US$441m) let under operating leases, net of accumulated depreciation of US$12m (2010: US$19m). None was held by HSBC Holdings.

At 31 December 2011, the classification of land and buildings in Hong Kong in accordance with Hong Kong Companies Ordinance requirements was freehold nil (2010: nil), long leasehold US$1,363m (2010: US$1,292m), medium leasehold US$1,484m (2010: US$1,436m) and short leasehold US$4m (2010: US$6m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

26	Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2011
	Country of incorporation or registration		HSBC’s interest in equity capital %	Issued equity capital		Share class
Europe
HSBC Asset Finance (UK) Limited	England		100	£265m		Ordinary £1
HSBC Bank A.S.	Turkey		100	TRL652m		A-Common TRL1 B-Common TRL1
HSBC Bank Malta p.l.c.	Malta		70.03	€88m		Ordinary €0.30
HSBC Bank plc	England		100	£797m		Ordinary £1 Preferred Ordinary £1 Series 2 Third Dollar Preference US$0.01 Third Dollar Preference US$0.01
HSBC France	France		99.99	€337m		Shares €5.00
HSBC Bank International Limited	Jersey		100	£1m		Ordinary £1
HSBC Life (UK) Limited	England		100	£94m		Ordinary £1
HSBC Private Banking Holdings (Suisse) S.A.	Switzerland		100	CHF1,363m		Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG	Germany		80.40	€28m		Shares of no par value
Marks and Spencer Retail Financial Services Holdings Limited	England		100	£67m		Ordinary £1

Hong Kong
Hang Seng Bank Limited[1]	Hong Kong		62.14	HK$9,559m		Ordinary HK$5.00
HSBC Insurance (Asia) Limited	Hong Kong		100	HK$1,298m		Ordinary HK$1,000
HSBC Life (International) Limited	Bermuda		100	HK$1,278m		Ordinary HK$1.00
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong		100	HK$30,190m		Ordinary HK$2.50 CIP[2] US$1.00 CRP[3] US$1.00 NIP[4] US$1.00

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia		100	A$751m		Shares of no par value
HSBC Bank (China) Company Limited	PRC	[5]	100	RMB10,800m		Ordinary CNY1.00
HSBC Bank Malaysia Berhad	Malaysia		100	RM115m		Ordinary RM0.50

Middle East and North Africa
HSBC Bank Middle East Limited	Jersey		100	US$931m		Ordinary US$1.00 CRP[3] US$1.00
HSBC Bank Egypt S.A.E.	Egypt		94.53	EGP1,511m		Ordinary EGP84.00

North America
HSBC Bank Bermuda Limited	Bermuda		100	US$30m		Common BMD1.00
HSBC Bank Canada	Canada		100	C$1,571m		Class 1 Pref of NPV[6] Class 2 Pref of NPV[6] Common of NPV
HSBC Bank USA, N.A.	United States		100	US$2m		Common US$100
HSBC Finance Corporation	United States		100	–	[7]	Common US$0.01
HSBC Securities (USA) Inc.	United States		100	–	[7]	Common US$0.05

Latin America
HSBC Bank Argentina S.A.	Argentina		99.99	ARS1,244m		Ordinary-A ARS1.00 Ordinary-B ARS1.00
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil		100	BRL5,569m		Shares of no par value
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico		99.99	MXN5,261m		Ordinary MXN2.00
HSBC Bank (Panama) S.A.	Panama		100	US$10m		Ordinary PAB 1.00

1	Listed in Hong Kong.
2	Cumulative Irredeemable Preference shares.
3	Cumulative Redeemable Preference shares.
4	Non-cumulative Irredeemable Preference shares.
5	People’s Republic of China.
6	Preference shares of nil par value.
7	Issued equity capital is less than US$1m.

Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 30 ‘Debt securities in issue’, 34 ‘Subordinated liabilities’ and 38 ‘Non-controlling interests’, respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Details of all HSBC subsidiaries will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

All the above make their financial statements up to 31 December except for HSBC Bank Argentina S.A., whose financial statements are made up to 30 June annually.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited which operates mainly in the Middle East and North Africa and HSBC Life (International) Limited which operates mainly in Hong Kong.

During 2011 and 2010, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.

SPEs consolidated by HSBC where HSBC owns less than 50% of the voting rights

	Carrying value of total consolidated assets		Nature of SPE
	2011	2010
	US$bn	US$bn

Barion Funding Limited	3.8	4.5	Structured investment conduit
Bryant Park Funding LLC	2.8	3.0	Conduit
HSBC Affinity Corporation I	–	4.2	Securitisation
HSBC Funding Inc V	–	5.4	Securitisation
HSBC Home Equity Loan Corporation I	2.1	2.8	Securitisation
HSBC Home Equity Loan Corporation II	2.4	2.8	Securitisation
HSBC Receivables Funding, Inc. I	–	3.7	Securitisation
HSBC Receivables Funding, Inc. II	1.9	2.0	Securitisation
Malachite Funding Limited	3.6	3.9	Structured investment conduit
Mazarin Funding Limited	8.0	10.3	Structured investment conduit
Metrix Funding Ltd	0.7	1.4	Securitisation
Metrix Securities plc	0.4	1.0	Securitisation
Regency Assets Limited	7.5	6.3	Conduit
Solitaire Funding Ltd	12.5	13.5	Conduit

In addition to the above, HSBC consolidates a number of individually insignificant SPEs with total assets of US$14.1bn. For further details, see ‘Special purpose entities’ on page 401.

In each of the above cases, HSBC has less than 50% of the voting rights, but consolidates because it has the majority of risks and rewards of ownership of the SPE, or the substance of the relationship with the SPE is such that its activities are conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefit from the SPE’s operation. The consolidation of SPEs sponsored by HSBC is discussed on page 292.

27	Assets held for sale and other assets

Assets held for sale

	2011	2010
	US$m	US$m

Disposal groups	38,903	530
Non-current assets held for sale:	655	1,461
– property, plant and equipment	589	1,333
– other	66	128

	39,558	1,991

Disposal groups

At 31 December 2011, the majority of disposal groups held for sale related to the sale of the US Cards and Retail Services business, the sale of 195 US branches, the sale of the private banking business in Japan, the sale of banking operations in Costa Rica, El Salvador and Honduras, the sale of the RBWM business in Thailand and the sale of a majority interest in the Middle East private equity fund management business.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The major classes of assets and associated liabilities of disposal groups held for sale were as follows:

	31 December 2011
	Costa Rica, El Salvador and Honduras	US branches	US Card and Retail Services	Other	Total
	US$m	US$m	US$m	US$m	US$m

Assets of disposal groups held for sale
Trading assets	3	–	–	295	298
Loans and advances to banks	548	–	–	6	554
Loans and advances to customers	2,506	2,441	29,137	1,021	35,105
Financial investments	482	–	–	–	482
Prepayments and accrued income	28	10	582	6	626
Goodwill and intangible assets	256	10	318	1	585
Other assets of disposal groups	512	60	621	60	1,253

Total assets	4,335	2,521	30,658	1,389	38,903

Liabilities of disposal groups held for sale (Note 31)
Deposits by banks	206	–	–	–	206
Customer accounts	2,828	15,144	–	2,166	20,138
Trading liabilities	–	–	–	803	803
Debt securities in issue	152	–	–	149	301
Other liabilities of disposal groups	196	12	470	74	752

Total liabilities	3,382	15,156	470	3,192	22,200
Net unrealised gains/(losses) recognised in ‘other operating income’ after reclassification to held for sale	–	–	–	(7)	(7)

Expected date of completion	Q4 2012	Q3 2012	Q2 2012
Operating segment	Latin America	North America	North America

Property, plant and equipment

The property, plant and equipment classified as held for sale is the result of repossession of property that had been pledged as collateral by customers. Substantially all of these assets are disposed of within 12 months of acquisition. The majority arose within the North America operating segment.

Neither a gain nor loss was recognised on reclassifying the disposal groups or non-current assets as held for sale during the year.

Other assets

	2011	2010
	US$m	US$m

Bullion	19,824	18,446
Reinsurers’ share of liabilities under insurance contracts (Note 32)	1,801	1,865
Endorsements and acceptances	11,010	10,116
Retirement benefit assets	2,497	43
Other accounts	13,567	10,790
	48,699	41,260

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

28	Trading liabilities

	2011 US$m	2010 US$m

Deposits by banks	47,506	38,678
Customer accounts	123,344	125,684
Other debt securities in issue (Note 30)	29,987	33,726
Other liabilities – net short positions in securities	64,355	102,615

	265,192	300,703

At 31 December 2011, the cumulative amount of change in fair value attributable to changes in HSBC credit risk was a gain of US$599m (2010: gain of US$142m).

29	Financial liabilities designated at fair value

HSBC

	2011 US$m	2010 US$m

Deposits by banks and customer accounts	517	6,527
Liabilities to customers under investment contracts	11,399	11,700
Debt securities in issue (Note 30)	52,197	46,091
Subordinated liabilities (Note 34)	17,503	19,395
Preferred securities (Note 34)	4,108	4,420

	85,724	88,133

The carrying amount at 31 December 2011 of financial liabilities designated at fair value was US$1,377m more than the contractual amount at maturity (2010: US$1,631m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$5,118m (2010: gain of US$1,279m).

HSBC Holdings

	2011 US$m	2010 US$m

Debt securities in issue (Note 30)
– owed to third parties	5,753	–
Subordinated liabilities (Note 34):
– owed to third parties	11,443	12,029
– owed to HSBC undertakings	3,955	4,259

	21,151	16,288

The carrying amount at 31 December 2011 of financial liabilities designated at fair value was US$722m more than the contractual amount at maturity (2010: US$855m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$2,096m (2010: gain of US$439m).

30	Debt securities in issue

	2011 US$m	2010 US$m

Bonds and medium-term notes	151,367	162,948
Other debt securities in issue	61,830	62,270

	213,197	225,218
Of which debt securities in issue reported as:
– trading liabilities (Note 28)	(29,987)	(33,726)
– financial liabilities designated at fair value (Note 29)	(52,197)	(46,091)

	131,013	145,401

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Bonds and medium-term notes

HSBC

	2011 US$m	2010 US$m
Fixed rate
Secured financing:
0.01% to 3.99%: until 2056	8,259	6,875
4.00% to 4.99%: until 2013	1,307	1,956
5.00% to 5.99%: until 2019	332	387
8.00% to 9.99%: until 2028	276	394
Other fixed rate senior debt:
0.01% to 3.99%: until 2026	38,346	39,596
4.00% to 4.99%: until 2046	15,515	12,854
5.00% to 5.99%: until 2041	17,525	19,011
6.00% to 6.99%: until 2046	7,056	11,008
7.00% to 7.99%: until 2026	3,083	3,124
8.00% to 9.99%: until 2036	379	254
10.00% or higher: until 2025	437	337

	92,515	95,796

Variable interest rate
Secured financings – 0.01% to 13.99%: until 2068	7,279	8,448
FHLB advances – 0.01% to 0.99%: until 2036	1,000	1,000
Other variable interest rate senior debt – 0.01% to 12.99%: until 2057	47,393	53,301

	55,672	62,749

Structured notes
Interest rate linked	–	4
Equity, equity index or credit-linked	3,180	4,399

	3,180	4,403

	151,367	162,948

HSBC Holdings

	2011 US$m	2010 US$m

Debt securities	8,366	2,668
Of which debt securities in issue reported as:
– financial liabilities designated at fair value (Note 29)	(5,753)	–

	2,613	2,668

Fixed rate senior debt, unsecured:
3.00% to 3.99%: until 2016	1,177	–
4.00% to 4.99%: until 2022	2,573	1,664
5.00% to 5.99%: until 2021	2,730	–
6.00% to 6.99%: until 2042	1,886	1,004

	8,366	2,668

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

31	Liabilities of disposal groups held for sale and other liabilities

Liabilities of disposal groups held for sale

	HSBC
	2011 US$m	2010 US$m

Liabilities of disposal groups held for sale[1]	22,200	86

1	An analysis of liabilities of disposal groups held for sale is provided on page 380.

Other liabilities

	HSBC		HSBC Holdings
	2011 US$m	2010 US$m	2011 US$m	2010 US$m

Amounts due to investors in funds consolidated by HSBC	720	840	–	–
Obligations under finance leases (Note 42)	428	454	–	–
Dividend declared and payable by HSBC Holdings (Note 11)	885	1,203	885	1,203
Endorsements and acceptances	11,009	10,123	–	–
Other liabilities	14,925	15,344	26	29

	27,967	27,964	911	1,232

32	Liabilities under insurance contracts

	Gross US$m	Reinsurers’ share US$m	Net US$m

At 31 December 2011
Non-life insurance liabilities
Unearned premium provision	621	(112)	509
Notified claims	510	(91)	419
Claims incurred but not reported	449	(51)	398
Other	55	4	59

	1,635	(250)	1,385

Life insurance liabilities to policyholders
Life (non-linked)	26,926	(649)	26,277
Investment contracts with discretionary participation features[1]	21,488	–	21,488
Life (linked)	11,210	(903)	10,307

	59,624	(1,552)	58,072

	61,259	(1,802)	59,457

At 31 December 2010
Non-life insurance liabilities
Unearned premium provision	727	(129)	598
Notified claims	879	(230)	649
Claims incurred but not reported	745	(75)	670
Other	105	2	107

	2,456	(432)	2,024

Life insurance liabilities to policyholders
Life (non-linked)	23,583	(673)	22,910
Investment contracts with discretionary participation features[1]	22,074	–	22,074

Life (linked)	10,496	(760)	9,736

	56,153	(1,433)	54,720

	58,609	(1,865)	56,744

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continues to treat them as insurance contracts as permitted by IFRS 4.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Movement on non-life insurance liabilities

	Gross US$m	Reinsurers’ share US$m	Net US$m
2011
Unearned premium reserve (‘UPR’)
At 1 January	727	(129)	598
Changes in UPR recognised as (income)/expense	31	(2)	29
Gross written premiums	1,175	(182)	993
Gross earned premiums	(1,144)	180	(964)

Exchange differences and other movements	(137)	19	(118)

At 31 December	621	(112)	509

Notified and incurred but not reported claims
At 1 January	1,624	(305)	1,319
Notified claims	879	(230)	649
Claims incurred but not reported	745	(75)	670

Claims paid in current year	(631)	81	(550)
Claims incurred in respect of current year	481	(99)	382
Claims incurred in respect of prior years	(46)	14	(32)
Exchange differences and other movements	(469)	167	(302)

At 31 December	959	(142)	817
Notified claims	510	(91)	419
Claims incurred but not reported	449	(51)	398

Other	55	4	59

Total non-life insurance liabilities	1,635	(250)	1,385

2010
Unearned premium reserve (‘UPR’)
At 1 January	833	(135)	698
Changes in UPR recognised as (income)/expense	(83)	(12)	(95)
Gross written premiums	1,192	(172)	1,020
Gross earned premiums	(1,275)	160	(1,115)

Exchange differences and other movements	(23)	18	(5)

At 31 December	727	(129)	598

Notified and incurred but not reported claims
At 1 January	1,717	(327)	1,390
Notified claims	1,032	(245)	787
Claims incurred but not reported	685	(82)	603

Claims paid in current year	(815)	114	(701)
Claims incurred in respect of current year	519	(111)	408
Claims incurred in respect of prior years	106	11	117
Exchange differences and other movements	97	8	105

At 31 December	1,624	(305)	1,319
Notified claims	879	(230)	649
Claims incurred but not reported	745	(75)	670

Other	105	2	107

Total non-life insurance liabilities	2,456	(432)	2,024

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Life insurance liabilities to policyholders

	Gross US$m	Reinsurers’ share US$m	Net US$m

2011
Life (non-linked)
At 1 January	23,583	(673)	22,910
Benefits paid	(1,793)	164	(1,629)
Increase in liabilities to policyholders	5,729	(254)	5,475
Exchange differences and other movements	(593)	114	(479)

At 31 December	26,926	(649)	26,277

Investment contracts with discretionary participation features
At 1 January	22,074	–	22,074
Benefits paid	(2,628)	–	(2,628)
Increase in liabilities to policyholders	3,005	–	3,005
Exchange differences and other movements[1]	(963)	–	(963)

At 31 December	21,488	–	21,488

Life (linked)
At 1 January	10,496	(760)	9,736
Benefits paid	(1,129)	56	(1,073)
Increase in liabilities to policyholders	2,462	(111)	2,351
Exchange differences and other movements[2]	(619)	(88)	(707)

At 31 December	11,210	(903)	10,307

Total liabilities to policyholders	59,624	(1,552)	58,072

2010
Life (non-linked)
At 1 January	20,979	(771)	20,208
Benefits paid	(1,355)	143	(1,212)
Increase in liabilities to policyholders	5,108	(201)	4,907
Exchange differences and other movements	(1,149)	156	(993)

At 31 December	23,583	(673)	22,910

Investment contracts with discretionary participation features
At 1 January	21,014	–	21,014
Benefits paid	(2,023)	–	(2,023)
Increase in liabilities to policyholders	3,716	–	3,716
Exchange differences and other movements[1]	(633)	–	(633)

At 31 December	22,074	–	22,074

Life (linked)
At 1 January	8,986	(831)	8,155
Benefits paid	(507)	45	(462)
Increase in liabilities to policyholders	2,520	99	2,619
Exchange differences and other movements[2]	(503)	(73)	(576)

At 31 December	10,496	(760)	9,736

Total liabilities to policyholders	56,153	(1,433)	54,720

1	Includes movement in liabilities relating to discretionary profit participation benefits due to policyholders arising from net unrealised investment gains recognised in other comprehensive income.
2	Includes amounts arising under reinsurance agreements.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

33	Provisions

	Restruc- turing costs	Contingent liabilities and contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2011	21	405	969	442	301	2,138
Additional provisions/increase in provisions	221	14	896	1,078	184	2,393
Provisions utilised	(58)	(5)	(367)	(386)	(71)	(887)
Amounts reversed	(14)	(41)	(28)	(87)	(86)	(256)
Unwinding of discounts	–	1	56	–	5	62
Exchange differences and other movements	(1)	(168)	(53)	20	76	(126)

At 31 December 2011	169	206	1,473	1,067	409	3,324

At 1 January 2010	25	449	744	401	346	1,965
Additional provisions/increase in provisions	31	46	294	196	197	764
Provisions utilised	(28)	(29)	(202)	(94)	(211)	(564)
Amounts reversed	(8)	(8)	(35)	–	(81)	(132)
Unwinding of discounts	–	–	38	–	10	48
Exchange differences and other movements	1	(53)	130	(61)	40	57

At 31 December 2010	21	405	969	442	301	2,138

Further details of legal proceedings and regulatory matters are set out in Note 44. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations. Customer remediation is initiated by HSBC in response to customer complaints, and not specifically initiated by regulatory action.

Additional provisions include US$257m for the US mortgage foreclosure practices review (see Note 44 for further details), and US$785m in relation to the review of sales of payment protection insurance (‘PPI’) in the UK.

Payment Protection Insurance

Following the High Court judgement on the Judicial Review application on 20 April 2011, HSBC has been working with the FSA and the Financial Ombudsman Service in order to ensure all PPI complaints are handled and, where appropriate, redressed in accordance with the FSA’s Policy Statement PS 10/12.

PS 10/12 sets out the process to be followed and the issues to be considered when reviewing individual complaints. It also requires firms to ensure that root cause analysis is undertaken and, if any systemic issues are identified in the way in which PPI was sold, this may require proactive contact exercises to be undertaken for certain categories of non-complainants who purchased PPI at various times.

The key assumptions relevant to calculating the potential liability in respect of PPI sales are likely to evolve over time as root cause analysis is completed and more experience is available regarding actual complaint volumes received. The main assumptions currently in use are the number of customer complaints expected to be received, and for how long a period; the number of non-complainant customers who will have to be contacted if systemic issues are identified following root cause analysis; the response rate from customers who are contacted pro-actively; and the expected uphold rate for complaints and the amount of redress payable in upheld cases.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. There is a provision of US$506m as at 31 December 2011 (2010: US$37m) in respect of the estimated liability for redress in respect of the possible mis-selling of PPI policies in previous years.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

34	Subordinated liabilities

HSBC

		2011	2010
		US$m	US$m

Subordinated liabilities
At amortised cost		30,606	33,387
– subordinated liabilities		25,543	28,309
– preferred securities		5,063	5,078

Designated at fair value (Note 29)		21,611	23,815
– subordinated liabilities		17,503	19,395
– preferred securities		4,108	4,420

		52,217	57,202
Subordinated liabilities
HSBC Holdings		21,456	22,878
Other HSBC		30,761	34,324

		52,217	57,202

HSBC’s subordinated liabilities
		2011	2010
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see page 390)		21,456	22,878

Other HSBC subordinated liabilities

Step-up perpetual preferred securities guaranteed by HSBC Holdings[1]
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities	1,163	1,185
US$900m	10.176% non-cumulative step-up perpetual preferred securities, Series 2	891	891
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities	1,693	1,843
€750m	5.13% non-cumulative step-up perpetual preferred securities	872	958
€600m	8.03% non-cumulative step-up perpetual preferred securities	776	801
£500m	8.208% non-cumulative step-up perpetual preferred securities	771	772

		6,166	6,450
Step-up perpetual preferred securities guaranteed by HSBC Bank plc[2]
£700m	5.844% non-cumulative step-up perpetual preferred securities	1,084	1,087
£300m	5.862% non-cumulative step-up perpetual preferred securities	378	434

		1,462	1,521
HSBC Bank plc and subsidiaries
£350m	Callable subordinated variable coupon notes 2017[3]	550	562
£500m	4.75% callable subordinated notes 2020[4]	759	774
€500m	Callable subordinated floating rate notes 2020[5]	550	592
£350m	5.00% callable subordinated notes 2023[6]	533	547
£300m	6.5% subordinated notes 2023	463	462
US$300m	7.65% subordinated notes 2025	374	342
£350m	5.375% callable subordinated step–up notes 2030[7]	493	510
£500m	5.375% subordinated notes 2033	678	729
£225m	6.25% subordinated notes 2041	346	347
£600m	4.75% subordinated notes 2046	917	919
US$750m	Undated floating rate primary capital notes	750	750
US$500m	Undated floating rate primary capital notes	500	500
US$300m	Undated floating rate primary capital notes, Series 3	300	300
€800m	Callable subordinated floating rate notes 2016[8]	–	1,070
€600m	4.25% callable subordinated notes 2016[8]	–	823
US$300m	6.95% subordinated notes 2011	–	310
	Other subordinated liabilities each less than US$200m	617	662

		7,830	10,199

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

		2011	2010
		US$m	US$m

The Hongkong and Shanghai Banking Corporation Ltd and subsidiaries
US$300m	Callable subordinated floating rate notes 2017[9]	300	300
AUD200m	Callable subordinated floating rate notes 2020	203	204
US$400m	Primary capital undated floating rate notes	406	407
US$400m	Primary capital undated floating rate notes (second series)	403	403
US$400m	Primary capital undated floating rate notes (third series)	400	400
US$450m	Callable subordinated floating rate notes 2016[10]	–	450
AUD200m	Callable subordinated floating rate notes 2016[11]	–	204
	Other subordinated liabilities each less than US$200m	362	368

		2,074	2,736

HSBC USA Inc., HSBC Bank USA, N.A. and HSBC Finance Corporation
US$1,000m	4.625% subordinated notes 2014	1,009	1,009
US$500m	6.00% subordinated notes 2017	505	526
US$1,250m	4.875% subordinated notes 2020	1,259	1,252
US$750m	5.00% subordinated notes 2020	744	747
US$2,939m	6.676% senior subordinated notes 2021[12]	2,177	2,174
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
US$1,000m	5.875% subordinated notes 2034	951	971
US$1,000m	5.911% trust preferred securities 2035[13]	994	994
US$750m	5.625% subordinated notes 2035	712	728
US$700m	7.00% subordinated notes 2039	681	694
US$250m	7.20% subordinated debentures 2097	214	213
	Other subordinated liabilities each less than US$200m	698	780

		10,344	10,488

Other HSBC subsidiaries
BRL383m	Subordinated certificates of deposit 2015	206	231
BRL500m	Subordinated certificates of deposit 2016	268	301
US$250m	Non-convertible subordinated obligations 2019	232	248
CAD200m	4.94% subordinated debentures 2021	195	200
CAD400m	4.80% subordinated notes 2022	417	417
	Other subordinated liabilities each less than US$200m	1,567	1,533

		2,885	2,930

		52,217	57,202

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally subject to prior notification to the FSA and, where relevant, the consent of the local banking regulator, and in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates of up to 10.176%.

1	See page 389.
2	See page 389.
3	The interest rate on the callable subordinated variable coupon notes 2017 is fixed at 5.75% until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70%.
4	The interest rate on the 4.75% callable subordinated notes 2020 changes in September 2015 to three-month sterling LIBOR plus 0.82%.
5	The interest margin on the callable subordinated floating rate notes 2020 increases by 0.5% from September 2015.
6	The interest rate on the 5.00% callable subordinated notes 2023 changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.80%.
7	The interest rate on the 5.375% callable subordinated step-up notes 2030 changes in November 2025 to three-month sterling LIBOR plus 1.50%
8	In March 2011, HSBC redeemed its €800m callable subordinated floating rate notes 2016 and its €600m 4.25% callable subordinated notes 2016 at par.
9	The interest margin on the callable subordinated floating rate notes 2017 increases by 0.5% from July 2012.
10	In July 2011, HSBC redeemed its callable subordinated floating rate notes 2016 at par.
11	In May 2011, HSBC redeemed its callable subordinated floating rate notes 2016 at par.
12	Approximately 25% of the 6.676% senior subordinated notes 2021 is held by HSBC Holdings.
13	The distributions on the trust preferred securities 2035 change in November 2015 to three-month dollar LIBOR plus 1.926%.

Footnotes 3 to 7, 9 and 13 relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to prior notification to the Financial Services Authority and, where relevant, the consent of the local banking regulator.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Step-up perpetual preferred securities

(a)	Guaranteed by HSBC Holdings

The six issues of non-cumulative step-up perpetual preferred securities were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Holdings. The proceeds of the issues were on-lent to HSBC Holdings by the limited partnerships by issue of subordinated notes. The preferred securities qualify as tier 1 hybrid capital for HSBC. The preferred securities, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Holdings that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Holdings.

The preferred securities are perpetual, but redeemable in 2013, 2030, 2014, 2016, 2012 and 2015, respectively, at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

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

The two issues of non-cumulative step-up perpetual preferred securities were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Bank. The proceeds of the issues were on-lent to HSBC Bank by the limited partnerships by issue of subordinated notes. The preferred securities qualify as tier 1 hybrid capital for HSBC and for HSBC Bank on a solo and consolidated basis and, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Bank that are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Bank.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

		2011	2010
		US$m	US$m
Subordinated liabilities:
– at amortised cost		12,450	13,313
– designated at fair value (Note 29)		15,398	16,288
		27,848	29,601

HSBC Holdings’ subordinated liabilities
		2011 US$m	2010 US$m

Amounts owed to third parties
US$1,400m	5.25% subordinated notes 2012	1,438	1,492
€1,000m	5.375% subordinated notes 2012	1,327	1,405
€1,600m	6.25% subordinated notes 2018	2,073	2,142
£250m	9.875% callable subordinated bonds 2018[1]	445	467
€1,750m	6.0% subordinated notes 2019	2,388	2,578
€700m	3.625% callable subordinated notes 2020[2]	869	928
£900m	6.375% callable subordinated notes 2022[3]	1,416	1,493
£650m	5.75% subordinated notes 2027	926	971
£650m	6.75% subordinated notes 2028	997	1,000
US$488m	7.625% subordinated notes 2032	578	582
US$222m	7.35% subordinated notes 2032	257	258
US$2,000m	6.5% subordinated notes 2036	2,048	2,050
US$2,500m	6.5% subordinated notes 2037	2,634	2,695
£750m	7.0% subordinated notes 2038	1,205	1,210
US$1,500m	6.8% subordinated notes 2038	1,486	1,485
£900m	6.0% subordinated notes 2040	1,369	1,372

US$750m	Callable subordinated floating rate notes 2016[4]	–	750

		21,456	22,878

Amounts owed to HSBC undertakings
US$1,250m	4.61% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Dollar 2) LP	1,223	1,274
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	891	891
€1,400m	5.3687% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Euro 2) LP	1,791	1,957
€750m	5.13% fixed/floating subordinated notes 2044 – HSBC Capital Funding (Euro 3) LP	941	1,028
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP	775	801

£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	771	772

		6,392	6,723

		27,848	29,601

1	The interest rate on the 9.875% subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875% or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5%. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior notification to the FSA, for an amount based on the redemption yields of the relevant benchmark treasury stocks.
2	The interest rate on the 3.625% callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93%. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior notification to the FSA.
3	The interest rate on the 6.375% callable subordinated notes 2022 changes in October 2017 to become three-month sterling LIBOR plus 1.3%. The notes may be redeemed at par from October 2017 at the option of the borrower, subject to the prior notification to the FSA.
4	In October 2011, HSBC Holdings redeemed its US$750m callable subordinated floating rate notes 2016 at par.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

35	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the reporting date, of asset and liability line items that combine amounts within one year, and after one year. Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

Maturity analysis of assets and liabilities

HSBC

	At 31 December 2011			At 31 December 2010
	Due within one year	Due after more than one year	Total	Due within one year	Due after more than one year	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Assets
Financial assets designated at fair value	2,581	28,275	30,856	3,030	33,981	37,011
Loans and advances to banks	171,132	9,855	180,987	200,098	8,173	208,271
Loans and advances to customers	409,935	530,494	940,429	424,713	533,653	958,366
Financial investments	152,095	247,949	400,044	149,954	250,801	400,755
Assets held for sale	20,936	15,919	36,855	–	–	–
Other financial assets	22,878	5,557	28,435	19,417	5,519	24,936

	779,557	838,049	1,617,606	797,212	832,127	1,629,339

Liabilities
Deposits by banks	101,371	11,451	112,822	105,462	5,122	110,584
Customer accounts	1,214,190	39,735	1,253,925	1,181,095	46,630	1,227,725
Financial liabilities designated at fair value	9,260	76,464	85,724	10,141	77,992	88,133
Debt securities in issue	74,129	56,884	131,013	86,096	59,305	145,401
Liabilities of disposal groups held for sale	20,063	1,033	21,096	–	–	–
Other financial liabilities	25,177	6,304	31,481	24,865	4,792	29,657
Subordinated liabilities	810	29,796	30,606	791	32,596	33,387

	1,445,000	221,667	1,666,667	1,408,450	226,437	1,634,887

HSBC Holdings

	At 31 December 2011			At 31 December 2010
	Due within one year	Due after more than one year	Total	Due within one year	Due after more than one year	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Assets
Loans and advances to HSBC undertakings	11,826	16,222	28,048	13,691	7,547	21,238
Financial investments	–	1,078	1,078	–	2,025	2,025
Other financial assets	1	–	1	1	–	1

	11,827	17,300	29,127	13,692	9,572	23,264

Liabilities
Amounts owed to HSBC undertakings	1,165	1,314	2,479	1,480	1,452	2,932
Financial liabilities designated at fair value	2,765	18,386	21,151	–	16,288	16,288
Debt securities in issue	–	2,613	2,613	–	2,668	2,668
Other financial liabilities	1,460	–	1,460	1,782	–	1,782
Subordinated liabilities	–	12,450	12,450	–	13,313	13,313

	5,390	34,763	40,153	3,262	33,721	36,983

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

36	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates with non-US dollar functional currencies. Gains or losses on structural foreign exchange exposures are recognised in other comprehensive income. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Appendix – Risk policies and practices’ on page 201.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Net structural foreign exchange exposures

	000000	000000	000000
	2011		2010
	US$m		US$m
Currency of structural exposure
Pound sterling	22,668		23,247
Euro	22,400		23,222
Chinese renminbi	21,234		17,454
Brazilian reais	6,097		6,004
Mexican pesos	5,319		5,991
Canadian dollars	4,848		4,012
Hong Kong dollars	4,828		2,659
Indian rupees	3,967		4,754
UAE dirhams	2,650		2,469
Swiss francs[1]	2,133		3,357
Saudi riyals	1,965		907
Malaysian ringgit	1,829		1,619
Turkish lira	1,565		1,854
Taiwanese dollars	1,457		1,429
Australian dollars	1,455		1,381
Korean won	1,411		1,456
Indonesian rupiah	1,235		1,190
Argentine pesos	984		881
Egyptian pounds	692		642
Vietnamese dong	686		621
Singapore dollars	670		596
Philippine pesos	663		635
Qatari rial	608		510
Others, each less than US$500m	4,651		4,413

Total	116,015		111,303

1	During 2011, we entered into a forward foreign exchange contract amounting to US$700m (2010: nil) in order to manage the foreign exchange risk of our investments. This resulted in a decrease of our structural foreign exchange exposure to Swiss francs as at 31 December 2011.

Shareholders’ equity would decrease by US$2,146m (2010: US$2,213m) if euro and sterling foreign currency exchange rates weakened by 5% relative to the US dollar.

37	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at 31 December
	2011	2010
	US$m	US$m

Treasury bills and other eligible securities	5,185	5,859
Loans and advances to banks	19,247	11,773
Loans and advances to customers	81,570	60,500
Debt securities	210,255	214,126
Equity shares	6,916	7,216
Other	1,003	931

	324,176	300,405

% of total assets encumbered	12.7	12.2

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The financial assets above represent the Group’s encumbered assets on an IFRSs basis. For further details refer to ‘Liquidity and funding risk’ on page 160. Of the financial assets pledged to secure liabilities, the most significant amounts are located in the following geographical regions:

	Assets pledged at 31 December
	2011	2010
	US$m	US$m

North America	58,086	53,472
Europe	245,171	227,177

	303,257	280,649
These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$302,285m (2010: US$333,921m). The fair value of any such collateral that has been sold or repledged was US$188,682m (2010: US$205,470m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

38	Non-controlling interests

	00000	00000	00000	00000
		2011		2010
		US$m		US$m

Non-controlling interests attributable to holders of ordinary shares in subsidiaries		4,656		4,522
Preference shares issued by subsidiaries		2,712		2,726

		7,368		7,248
Preference shares issued by subsidiaries
		2011		2010
		US$m		US$m

HSBC USA Inc. and HSBC Finance Corporation
US$575m	6.36% non-cumulative preferred stock, Series B1	559		559
US$518m	Floating rate non-cumulative preferred stock, Series F2	518		518
US$374m	Floating rate non-cumulative preferred stock, Series G3	374		374
US$374m	6.50% non-cumulative preferred stock, Series H3	374		374
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, Series D4	150		150
US$150m	Cumulative preferred stock[5]	150		150

Other HSBC subsidiaries
CAD250m	Non-cumulative 5 year rate reset class 1 preferred shares, Series E6	245		251
CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C7	171		175
CAD175m	Non-cumulative class 1 preferred shares, Series D7	171		175

		2,712		2,726

1	The Series B preferred stock has been redeemable at the option of HSBC Finance Corporation, in whole or in part, from 24 June 2010 at par.
2	The Series F preferred stock has been redeemable at par at the option of HSBC USA, Inc., in whole or in part, on any dividend payment date from 7 April 2010.
3	The Series G and Series H preferred stock have been redeemable at par at the option of HSBC USA, Inc., in whole or in part, at any time from 1 January 2011 and 1 July 2011, respectively.
4	The preferred stock has been redeemable at the option of HSBC USA, Inc., in whole or in part, from 1 July 1999 at par.
5	The preferred stock has been redeemable at the option of HSBC USA, Inc., in whole or in part, from 1 October 2007 at par.
6	The Series E preferred shares are redeemable at par at the option of HSBC Bank Canada, in whole or in part commencing 30 June 2014 and on 30 June every five years thereafter.
7	The Series C and Series D preferred shares have been redeemable at a declining premium above par at the option of HSBC Bank Canada, in whole or in part, from 30 June 2010 and 31 December 2010, respectively.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

All redemptions are subject to prior notification to the FSA and, where relevant, the local banking regulator.

39	Called up share capital and other equity instruments

Issued and fully paid

	2011 US$m	2010 US$m

HSBC Holdings ordinary shares[1]	8,934	8,843

	Number	US$m

HSBC Holdings ordinary shares of US$0.50 each
At 1 January 2011	17,686,155,902	8,843
Shares issued under HSBC employee share plans	11,354,577	6
Shares issued in lieu of dividends	170,575,167	85

At 31 December 2011	17,868,085,646	8,934

At 1 January 2010	17,408,206,768	8,705
Shares issued under HSBC employee share plans	25,001,734	12
Shares issued in lieu of dividends	252,947,400	126

At 31 December 2010	17,686,155,902	8,843

1	All ordinary shares in issue confer identical rights in respect of capital, dividends, voting and otherwise.

	Number	US$m

HSBC Holdings non-cumulative preference shares of US$0.01 each
At 1 January 2011 and 31 December 2011	1,450,000	–

At 1 January 2010 and 31 December 2010	1,450,000	–

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

HSBC Holdings non-cumulative preference shares of £0.01 each

The one non-cumulative sterling preference share of £0.01 (‘Sterling Preference Share’) was in issue from 29 December 2010 and throughout 2011 and is held by a subsidiary of HSBC Holdings. Dividends on the Sterling Preference Share in issue are paid quarterly at the sole and absolute discretion of the Board. The Sterling Preference Share in issue carries no rights to conversion into ordinary shares of HSBC Holdings and no rights to attend and vote at general meetings of shareholders of HSBC Holdings. HSBC Holdings may redeem it in whole at any time at the option of the Company.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other equity instruments

On 9 April 2008, HSBC Holdings issued, in bearer form, 88m 8.125% Perpetual Subordinated Capital Securities (‘Capital Securities’), each with a par value of US$25 and with an aggregate nominal value of US$2,200m. The Capital Securities were issued at par value, raising US$2,133m, net of issuance costs. The Capital Securities were issued to support the development of and to strengthen further HSBC’s capital base. Coupon payments on the Capital Securities are paid quarterly in arrears from 15 July 2008 and may be deferred at the discretion of HSBC Holdings. The Capital Securities have no fixed maturity and are redeemable at HSBC’s option on or after 15 April 2013 at their principal amounts together with any accrued, unpaid and deferred coupon payments. While any coupon payments are unpaid or deferred, HSBC Holdings will not declare, pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. At HSBC Holdings’ discretion, and subject to certain conditions being satisfied, the Capital Securities may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and which would rank pari passu with the dollar and sterling preference shares in issue. The preference shares will be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.

During June 2010, HSBC Holdings issued, in bearer form, 152m 8.00% of Perpetual Subordinated Capital Securities, Series 2 (‘Capital Securities, Series 2’), each with a par value of US$25 and with an aggregate nominal value of US$3,800m. The Capital Securities, Series 2 were issued at par value, raising US$3,718m, net of issuance costs. These securities were issued on substantially the same terms as the Capital Securities issued in 2008. Coupon payments on the Capital Securities, Series 2 are paid quarterly in arrears from 15 September 2010 and may be deferred at the discretion of HSBC Holdings. The Capital Securities, Series 2 have no fixed maturity and are redeemable at HSBC’s option on or after 15 December 2015 at their principal amounts together with any accrued, unpaid and deferred coupon payments. At HSBC Holdings’ discretion, and subject to certain conditions being satisfied, the Capital Securities, Series 2 may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and which would rank pari passu with the dollar and sterling preference shares in issue. The preference shares will be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.

Shares under option

Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, the HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 9.

Aggregate options outstanding under these plans

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2011	215,992,204	2012 to 2017	£3.3116 – 7.9911
	45,422,511	2012 to 2017	HK$37.8797 – 94.5057
	3,176,265	2012 to 2017	€3.6361 – 9.5912
	9,752,066	2012 to 2017	US$4.8876 – 12.0958

31 December 2010	249,242,968	2011 to 2016	£3.3116 – 8.4024
	47,428,892	2011 to 2016	HK$37.8797 – 94.5057
	3,128,508	2011 to 2016	€3.6361 – 9.5912
	10,899,415	2011 to 2016	US$4.8876 – 12.0958

31 December 2009[1]	270,742,989	2010 to 2015	£3.3116 – 8.4024
	50,938,242	2010 to 2015	HK$37.8797 – 94.5057
	3,283,710	2010 to 2015	€3.6361 – 9.5912
	12,073,216	2010 to 2015	US$4.8876 – 12.0958

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.

HSBC France and subsidiary company plans

When it was acquired in 2000, HSBC France and certain of its subsidiary companies, including HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Private Bank France plan

There were outstanding options over the shares of HSBC Private Bank France, a subsidiary of HSBC France. On exercise of those options, the HSBC Private Bank France shares were exchangeable for HSBC Holdings ordinary shares at the ratio of 2.099984 HSBC Holdings ordinary shares for each HSBC Private Bank France share.

On 31 October 2011, HSBC Private Bank France merged with HSBC France. Options held over shares of HSBC Private Bank France were converted into options over shares of HSBC France, at an exchange ratio 7 HSBC France shares for 45 HSBC Private Bank France shares. The options outstanding at 31 October 2011 have been adjusted to reflect the option exchange ratio. On exercise of these options, HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 13.499897 HSBC Holdings ordinary shares for each HSBC France share.

Before 31 October 2011, no (2010: 4,420) HSBC Private Bank France shares were issued and no (2010: 9,281) shares were exchanged for HSBC Holdings ordinary shares. During 2011, 141,525 options over HSBC Private Bank France shares lapsed (2010: nil).

From 31 October 2011, no employee share options were exercised and no HSBC France shares were issued and exchanged for HSBC Holdings ordinary shares.

At 31 December 2011, The CCF Employee Benefit Trust 2001 (Private Banking France) held 989,502 (2010: 989,502) HSBC Holdings ordinary shares which will be exchanged for HSBC France shares received following the exercise of these options.

HSBC France options effectively outstanding over HSBC Holdings ordinary shares

	Number of HSBC France shares exchangeable for HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2011[1]	22,645	2012	€142.84
31 December 2010	287,100	2011 to 2012	€20.80 – 22.22
31 December 2009	291,520	2010 to 2012	€12.44 – 22.22

1	These options replaced the options over shares in HSBC Private Bank France which were outstanding on 31 October 2011 prior to the merger taking place.

HSBC Finance

Upon the acquisition of HSBC Finance in 2003, all outstanding options over, and rights to receive, HSBC Finance common shares were converted into options over, and rights to receive, HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share). The exercise price payable for each option was adjusted using the same exchange ratio. During 2011, no options (2010: 306,964) over HSBC Holdings ordinary shares were exercised and no (2010: 306,964) HSBC Holdings ordinary shares were delivered from The HSBC (Household) Employee Benefit Trust 2003. During 2011, options over 8,688,288 (2010: 6,681,169) HSBC Holdings ordinary shares lapsed. At 31 December 2011, The HSBC (Household) Employee Benefit Trust 2003 held a total of 2,335,315 (2010: 2,335,315) HSBC Holdings ordinary shares and 1,455 (2010: 1,455) ADSs, which may be used to satisfy the exercise of employee share options. Each ADS represents five HSBC Holdings ordinary shares.

Options outstanding over HSBC Holdings ordinary shares under the HSBC Finance share plan

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2011	2,429,538	2012	US$9.29
31 December 2010	11,117,826	2011 to 2012	US$9.29 – 18.62
31 December 2009[1]	18,105,959	2010 to 2012	US$9.29 – 18.62

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Bank Bermuda plans

Upon the acquisition of HSBC Bank Bermuda in 2004, all outstanding share options over HSBC Bank Bermuda shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda Share) by the average price of HSBC Holdings ordinary shares over the 5 day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same exchange ratio. During 2011, no (2010: 4,781) options over HSBC Holdings ordinary shares were exercised and no shares were delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004. During 2011, options over 1,308,126 (2010: 137,888) HSBC Holdings ordinary shares lapsed. At 31 December 2011, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 (2010: 2,108,830) HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee options.

Options outstanding over HSBC Holdings ordinary shares under the HSBC Bank Bermuda share plan

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2011	1,030,907	2012 to 2013	US$	9.32 – 15.99
31 December 2010	2,339,033	2011 to 2013	US$	9.32 – 15.99
31 December 2009[1]	2,481,702	2010 to 2013	US$	6.13 – 15.99

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.

Maximum obligation to deliver HSBC Holdings ordinary shares

At 31 December 2011, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with GPSP awards and Restricted Shares granted under the HSBC Share Plan and/or the HSBC Share Plan 2011, was 538,265,410 (2010: 558,187,326). The total number of shares at 31 December 2011 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 31,840,893 (2010: 79,541,700).

40	Notes on the statement of cash flows

Other non-cash items included in profit before tax

	HSBC			HSBC Holdings
	2011 US$m	2010 US$m	2009 US$m	2011 US$m	2010 US$m

Depreciation, amortisation and impairment	3,135	2,801	2,538	1	2
Gains arising from dilution of interests in associates	(208)	(188)	–	–	–
Revaluations on investment property	(118)	(93)	24	–	–
Share-based payment expense	1,162	812	683	57	28
Loan impairment losses gross of recoveries and other credit risk provisions	13,553	15,059	27,378	–	–
Provisions	2,199	680	669	–	–
Impairment of financial investments	808	105	358	–	113
Charge/(credit) for defined benefit plans	(140)	526	192	–	–
Accretion of discounts and amortisation of premiums	(513)	(815)	(458)	19	42

	19,878	18,887	31,384	77	185

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	0000	0000	0000	0000	0000	0000	0000	0000	0000
Change in operating assets
	HSBC						HSBC Holdings
	2011 US$m		2010 US$m		2009 US$m		2011 US$m		2010 US$m

Change in loans to HSBC undertakings	–		–		–		(4,548)		1,974
Change in prepayments and accrued income	1,907		457		3,198		96		(5)
Change in net trading securities and net derivatives	27,058		60,337		15,388		(1,001)		1,119
Change in loans and advances to banks	2,618		5,213		(30,354)		–		–
Change in loans and advances to customers	(30,853)		(79,283)		6,149		–		–
Change in financial assets designated at fair value	(583)		154		(8,911)		–		–
Change in other assets	(7,559)		(145)		(6,273)		(36)		3

	(7,412)		(13,267)		(20,803)		(5,489)		3,091
Change in operating liabilities
	HSBC						HSBC Holdings
	2011 US$m		2010 US$m		2009 US$m		2011 US$m		2010 US$m

Change in accruals and deferred income	(800)		716		(2,258)		258		147
Change in deposits by banks	2,238		(14,288)		(5,216)		–		–
Change in customer accounts	48,401		68,691		41,983		–		–
Change in debt securities in issue	(14,388)		(1,495)		(32,797)		(45)		(171)
Change in financial liabilities designated at fair value	5,468		5,659		7,430		(475)		(621)
Change in other liabilities	3,093		(17,011)		5,503		(152)		(1,109)

	44,012		42,272		14,645		(414)		(1,754)
Cash and cash equivalents
	HSBC						HSBC Holdings
	2011 US$m		2010 US$m		2009 US$m		2011 US$m		2010 US$m

Cash at bank with HSBC undertakings	–		–		–		316		459
Cash and balances at central banks	129,902		57,383		60,655		–		–
Items in the course of collection from other banks	8,208		6,072		6,395		–		–
Loans and advances to banks of one month or less	169,858		189,197		160,673		–		–
Treasury bills, other bills and certificates of deposit less than three months	26,226		28,087		28,777		–		–
Less: items in the course of transmission to other banks	(8,745)		(6,663)		(5,734)		–		–

	325,449		274,076		250,766		316		459
Interest and dividends
	HSBC						HSBC Holdings
	2011 US$m		2010 US$m		2009 US$m		2011 US$m		2010 US$m

Interest paid	(23,125)		(21,405)		(29,030)		(2,392)		(2,363)
Interest received	66,734		63,696		74,062		1,559		1,405
Dividends received	602		563		1,023		6,874		7,008

The amount of cash and cash equivalents not available for use by HSBC at 31 December 2011 was US$39,345m (2010: US$37,413m), of which US$25,819m (2010: US$28,780m) related to mandatory deposits at central banks.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

41	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings
	2011 US$m	2010 US$m	2011 US$m	2010 US$m
Guarantees and contingent liabilities
Guarantees	75,672	71,157	49,402	46,988
Other contingent liabilities	259	166	–	–

	75,931	71,323	49,402	46,988

Commitments
Documentary credits and short-term trade-related transactions	13,498	12,051	–	–
Forward asset purchases and forward forward deposits placed	87	30	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	641,319	590,432	1,810	2,720

	654,904	602,513	1,810	2,720

The above table discloses the nominal principal amounts of commitments excluding capital commitments, which are separately disclosed below, and guarantees and other contingent liabilities, which are mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings and regulatory matters against Group companies are disclosed in Note 44. Nominal principal amounts represent the amounts at risk should the contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2011, were as follows:

	At 31 December 2011		At 31 December 2010
	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other HSBC Group entities US$m	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other HSBC Group entities US$m
Guarantee type[1]
Financial guarantees[2]	26,830	36,800	29,208	36,800
Credit-related guarantees[3]	12,494	12,602	20,228	10,188
Other guarantees	36,348	–	21,721	–

	75,672	49,402	71,157	46,988

1	The balances have been grouped by major category of guarantee, revised from prior periods to present financial guarantees separately.
2	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
3	Credit related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the strict definition of a financial guarantee contracts under IAS 39.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury. HSBC Bank could be liable to pay a proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury which at 31 December 2011 stood at approximately £18.5bn (US$28.6bn). Currently, the Management Expenses Levy paid by the bank represents its share of the interest on these borrowings.

The interest rate to be applied on HM Treasury loans for the period from 1 April 2012, on which the Management Expenses Levy for Scheme Year 2012/2013 will be based, has yet to be formally agreed by the FSCS and HM Treasury. HSBC Bank’s accrual for the Scheme Year 2012/2013 levy is based on an estimated funding rate which considers rates levied in prior years as well as previous public announcements.

The accrual at 31 December 2011 reflects an estimate of US$87m in respect of expected Management Expenses Levy due in Scheme Year 2012/2013 (2010: US$144m in respect of the Scheme Years 2010/11 and 2011/12). However until negotiations are complete and the funding rate is finalised there exists the possibility that the levy for Scheme Year 2012/2013 will be based on a higher rate and that the bank’s liability will be consequently higher. In addition, an agreement by the FSCS not to charge Compensation Cost Levy for three years is also at an end and there exists the possibility that compensation for losses suffered could be levied in the Scheme Year commencing 1 April 2012.

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, and the level of protected deposits at the time.

Commitments

In addition to the commitments disclosed on page 399, at 31 December 2011 HSBC had US$715m (2010: US$1,071m) of capital commitments contracted but not provided for and US$272m (2010: US$287m) of capital commitments authorised but not contracted for.

Associates

HSBC’s share of associates’ contingent liabilities amounted to US$34,311m at 31 December 2011 (2010: US$25,640m). No matters arose where HSBC was severally liable.

42	Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

	At 31 December 2011			At 31 December 2010
	Total future minimum payments	Future interest charges	Present value of finance lease commitments[1]	Total future minimum payments	Future interest charges	Present value of finance lease commitments
	US$m	US$m	US$m	US$m	US$m	US$m

Lease commitments:
– no later than one year	98	(26)	72	107	(20)	87
– later than one year and no later than five years	216	(99)	117	187	(92)	95
– later than five years	362	(92)	270	390	(118)	272

	676	(217)	459	684	(230)	454

1	Lease commitments include US$31m of finance leases which are shown as part of liabilities of disposal groups held for sale in Note 31.

At 31 December 2011, future minimum sublease payments of US$413m (2010: US$436m) are expected to be received under non-cancellable subleases at the balance sheet date.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Operating lease commitments

At 31 December 2011, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

	At 31 December 2011		At 31 December 2010
	Land and buildings	Equipment	Land and buildings	Equipment
	US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
– no later than one year	1,130	18	920	23
– later than one year and no later than five years	2,656	18	2,663	37
– later than five years	2,496	–	2,614	–

	6,282	36	6,197	60

At 31 December 2011, future minimum sublease payments of US$17m (2010: US$21m) are expected to be received under non-cancellable subleases at the balance sheet date.

In 2011, US$973m (2010: US$888m; 2009: US$1,100m) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$952m (2010: US$869m; 2009: US$833m) related to minimum lease payments, US$20m (2010: US$18m; 2009: US$16m) to contingent rents, and US$1m (2010: US$1m; 2009: US$251m) to sublease payments.

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

	At 31 December 2011			At 31 December 2010
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	US$m	US$m	US$m	US$m	US$m	US$m
Lease receivables:
– no later than one year	3,766	(459)	3,307	3,002	(344)	2,658
– later than one year and no later than five years	8,618	(1,055)	7,563	8,940	(813)	8,127
– later than five years	5,969	(1,204)	4,765	6,629	(1,462)	5,167

	18,353	(2,718)	15,635	18,571	(2,619)	15,952

At 31 December 2011, unguaranteed residual values of US$267m (2010: US$243m) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$25m (2010: US$11m). No contingent rents were received in 2011 (2010: nil).

43	Special purpose entities

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of special purpose entities (‘SPE’s) to facilitate or secure customer transactions. HSBC structures that utilise SPEs are authorised centrally when they are established, to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management.

SPEs are assessed for consolidation in accordance with the accounting policy set out in Note 1e.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Total consolidated assets held by SPEs by balance sheet classification

	Conduits	Securit- isations	Money market funds	Non-money market investment funds	Total
	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2011
Cash	0.8	0.3	–	0.3	1.4
Trading assets	0.1	0.5	0.2	0.4	1.2
Financial assets designated at fair value	0.1	–	–	6.5	6.6
Derivatives	–	0.1	–	–	0.1
Loans and advances to banks	–	1.2	–	–	1.2
Loans and advances to customers	10.5	8.0	–	–	18.5
Financial investments	25.8	–	–	–	25.8
Other assets	1.6	–	–	–	1.6

	38.9	10.1	0.2	7.2	56.4
At 31 December 2010
Cash	1.0	0.7	–	0.3	2.0
Trading assets	0.1	0.6	0.4	0.5	1.6
Financial assets designated at fair value	0.1	–	–	6.4	6.5
Derivatives	–	0.3	–	–	0.3
Loans and advances to banks	–	1.4	–	–	1.4
Loans and advances to customers	8.4	22.2	–	–	30.6
Financial investments	30.5	0.1	–	–	30.6
Other assets	1.6	0.4	–	0.4	2.4

	41.7	25.7	0.4	7.6	75.4

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

Total assets of consolidated and unconsolidated SPEs and HSBC’s funding and maximum exposure

	Consolidated SPEs				Unconsolidated SPEs
	Total assets	Funding provided by HSBC	Liquidity and credit enchance- ments	HSBC’s maximum exposure	Total assets	Funding provided by HSBC	HSBC’s maximum exposure
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2011
Conduits	38.9	27.7	37.1	48.5	–	–	–
Securities investment conduits	27.9	27.4	22.1	33.5	–	–	–
Multi-seller conduits	11.0	0.3	15.0	15.0	–	–	–
Securitisations	10.1	1.6	0.1	3.8	8.1	–	–
Money market funds	0.2	0.2	–	0.2	73.9	0.9	0.9
Constant net asset value funds	–	–	–	–	54.4	0.7	0.7
Other	0.2	0.2	–	0.2	19.5	0.2	0.2
Non-money market investment funds	7.2	6.9	–	6.9	260.8	1.7	1.7
Other	–	–	–	–	19.4	3.7	4.6

	56.4	36.4	37.2	59.4	362.2	6.3	7.2

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Consolidated SPEs				Unconsolidated SPEs
	Total assets	Funding provided by HSBC	Liquidity and credit enchance- ments	HSBC’s maximum exposure	Total assets	Funding provided by HSBC	HSBC’s maximum exposure
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2010
Conduits	41.7	28.6	38.3	50.5	–	–	–
Securities investment conduits	32.2	28.6	25.6	37.8	–	–	–
Multi-seller conduits	9.5	–	12.7	12.7	–	–	–
Securitisations	25.7	1.9	0.1	4.7	9.9	–	–
Money market funds	0.4	0.4	–	0.4	95.8	0.7	0.7
Constant net asset value funds	–	–	–	–	74.9	0.5	0.5
Other	0.4	0.4	–	0.4	20.9	0.2	0.2
Non-money market investment funds	7.6	6.9	–	6.9	274.7	1.7	1.7
Other	–	–	–	–	19.0	9.4	3.7

	75.4	37.8	38.4	62.5	399.4	11.8	6.1

Conduits

HSBC sponsors and manages two types of conduits: securities investment conduits (‘SIC’s) and multi-seller conduits.

Securities investment conduits

Solitaire, HSBC’s principal SIC, holds asset-backed securities (‘ABS’s) on behalf of HSBC. At 31 December 2011, Solitaire held US$10.6bn of ABSs (2010: US$11.7bn). These are included within the disclosures of ABS ‘held through consolidated SPEs’ on page 152. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s sponsored structured investment vehicles (‘SIV’s) in 2008.

Solitaire

Commercial Paper (‘CP’) issued by Solitaire benefits from a 100% liquidity facility provided by HSBC. At 31 December 2011, US$9.3bn of Solitaire’s assets were funded by the draw-down of the liquidity facility (2010: US$7.6bn). HSBC is exposed to credit losses on the drawn amounts.

HSBC’s maximum exposure represents the risk that HSBC may be required to fund the vehicle in the event the CP is redeemed without reinvestment from third parties. At 31 December 2011 this amounted to US$15.6bn (31 December 2010: US$16.8bn).

Mazarin

HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2011, this amounted to US$9.5bn (2010: US$11.6bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

At 31 December 2011, HSBC held 1.3% of Mazarin’s capital notes (2010: 1.3%) which have a par value of US$17m (2010: US$17m) and a carrying amount of nil (2010: US$0.6m).

Barion and Malachite

HSBC’s primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2011, this amounted to US$8.4bn (2010: US$9.4bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 31 December 2011, HSBC held 3.7% of the capital notes issued by these vehicles (2010: 3.7%) which have a par value of US$35m (2010: US$35m) and a carrying amount of US$1.1m (2010: US$2m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The following table sets out the weighted average life of the asset portfolios for the above mentioned conduits.

Weighted average life of portfolios

	Solitaire	Other SICs	Total SICs	Total multi- seller conduits
Weighted average life (years)

At 31 December 2011	5.9	4.1	4.9	2.0
At 31 December 2010	5.1	4.0	4.4	1.8

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

HSBC’s maximum exposure to money market funds is represented by HSBC’s investment in the units of each fund, which at 31 December 2011 amounted to US$1.1bn (2010: US$1.1bn).

Non-money market investment funds

HSBC has established a large number of non-money market investment funds to enable customers to invest in a range of assets, typically equities and debt securities.

HSBC’s maximum exposure to non-money market investment funds is represented by its investment in the units of each fund which at 31 December 2011 amounted to US$8.6bn (2010: US$8.6bn).

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms including trade restructuring or unwinding the trade. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. In these circumstances, HSBC assesses whether the exposure retained causes a requirement under IFRSs to consolidate the SPE. When this retained exposure represents ABSs, it has been included in ‘Nature of HSBC’s exposures’ on page 194.

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

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on pages 155 and 156.

44	Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2011 (see Note 33).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range ‘somewhere between US$2.4bn to US$3.2bn to class members’, before pre-judgement interest.

On 22 December 2011, plaintiffs submitted the report of the Court-appointed claims administrator to the Court. That report stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Now that the claims administration process is complete, plaintiffs are expected to ask the Court to assess pre-judgement interest to be included as part of the Court’s final judgement. On 27 January 2012, the Court held a status conference at which it set a schedule for us to provide plaintiffs with objections to the claims and for plaintiffs to respond to such objections. The Court also indicated at that conference that it expects to schedule a further conference in April 2012. We expect the Court’s final judgement to be entered at some point after this conference.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the Court’s final judgement, which could involve a substantial amount once it is entered. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC’s arguments, the amount of damages, including pre-judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3.5bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which included four US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In July 2010, the US District Court Judge overseeing a putative class action in the Southern District of Florida dismissed all claims against the HSBC defendants for lack of personal jurisdiction and on forum non conveniens grounds. In August 2011, the US Court of Appeals for the Eleventh Circuit affirmed the dismissal.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants – the claims of investors in Thema International Fund plc – in light of a proposed amended settlement agreement pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court’s decisions, HSBC has terminated the settlement agreement. The Thema plaintiff contests HSBC’s right to terminate. Plaintiffs in all three actions have filed notices of appeal to the US Court of Appeals for the Second Circuit.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff’s fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the District Court issued an order that allowed the trustee to immediately appeal that ruling and the trustee has filed a notice of appeal.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee’s US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. In September 2011, certain non-HSBC defendants moved again to withdraw the case from the Bankruptcy Court. Those withdrawal motions are currently pending before the District Court.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the grounds that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served.

Between October 2009 and July 2011, Fairfield Sentry Limited and Fairfield Sigma Limited (‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court while plaintiffs pursue an appeal of a decision that reversed the Bankruptcy Court’s denial of defendants’ motions to remand or abstain and pending developments in related appellate litigation in the BVI.

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

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HNAH entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

These consent orders require an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Foreclosure Review Period’) to determine if any customer was financially injured as a result of an error in the foreclosure process. Customer outreach efforts are required, including mailings to customers and industry media advertising, to notify borrowers with foreclosures pending or completed during the Foreclosure Review Period of the foreclosure complaint review process and their ability to request a review of their foreclosure proceeding. The costs associated with the foreclosure review include the costs of conducting the customer outreach plan and complaint process, and the cost of any resulting remediation.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary penalties are appropriate for the enforcement actions and that it plans to announce such penalties. An increase in private litigation concerning these practices is also possible.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

It has been announced that the five largest US mortgage servicers (not including HSBC) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had preliminary discussions with bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. Based on discussions to date, HSBC recognised provisions of US$257m in the fourth quarter of 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors, including the imposition of civil money penalties, criminal fines or other sanctions. In addition, such a settlement would not preclude private litigation concerning these practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency. This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and state statutory and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008.

HSBC Bank USA has received subpoenas from the Securities and Exchange Commission (‘SEC’) seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York and a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Other US regulatory and law enforcement investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board. These actions require improvements for an effective compliance risk management programme across the Group’s US businesses, including US Bank Secrecy Act (‘BSA’) and Anti Money Laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of these Orders to ensure compliance, and that effective policies and procedures are maintained.

The AML/BSA consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA or HNAH by bank regulatory or law enforcement agencies, including the imposition of civil money penalties,

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

criminal fines and other sanctions relating to activities that are the subject of the AML/BSA cease and desist orders. HSBC continues to cooperate in ongoing investigations by the DoJ, the Federal Reserve and the Office of the Comptroller of the Currency in connection with AML/BSA compliance including cross-border transactions involving its remittance and its former bulk cash businesses.

HSBC continues to cooperate in ongoing investigations by the DoJ, the New York County District Attorney’s Office, the Office of Foreign Asset Control (‘OFAC’), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. While the summons was withdrawn voluntarily, HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service, and engaging in efforts to resolve these matters.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies acted appropriately in relation to certain customers who had US tax reporting requirements.

In April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA’s cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC.

HSBC continues to cooperate with an investigation by the US Senate Permanent Subcommittee on Investigations related to AML/BSA compliance, OFAC sanctions and compliance with US tax and securities laws.

In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters. It is likely that there will be some form of formal enforcement action which may be criminal or civil in nature in respect of some or all of the ongoing investigations. Investigations of several other financial institutions in recent years for breaches of BSA, AML and OFAC requirements have resulted in settlements. Some of those settlements involved the filing of criminal charges, in some cases including agreements to defer prosecution of these charges, and the imposition of fines and penalties. Some of those fines and penalties have been significant depending on the individual circumstances of each action. The investigations are ongoing. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates and European interbank offered rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US and the EU, are conducting investigations related to certain past submissions made by panel banks in connection with the setting of London interbank offered rates (‘LIBOR’) and European interbank offered rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with their investigations. In addition, HSBC and other panel banks have been named in putative class action lawsuits filed by private parties in the US with respect to the setting of US dollar LIBOR. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or putative class action lawsuits, including the timing and potential impact, if any, on HSBC.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

45	Related party transactions

Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings, being the Directors and Group Managing Directors of HSBC Holdings.

Compensation of Key Management Personnel

	HSBC
	2011	2010	2009
	US$m	US$m	US$m

Short-term employee benefits	34	39	22
Post-employment benefits	2	3	3
Other long-term employee benefits	7	1	–
Share-based payments	53	49	27

	96	92	52

Transactions, arrangements and agreements involving related parties

Particulars of advances (loans and quasi-loans), credits and guarantees entered into by subsidiaries of HSBC Holdings during 2011 with Directors, disclosed pursuant to section 413 of the Companies Act 2006, are shown below:

	At 31 December
	2011	2010
	US$m	US$m

Advances and credits	8	9

Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

	2011		2010
	Balance at 31 December	Highest amounts outstanding during year	Balance at 31 December	Highest amounts outstanding during year
	US$m	US$m	US$m	US$m

Key Management Personnel[1]
Advances and credits	112	120	901	1,681
Guarantees	12	12	27	31

1	Includes Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Shareholdings, options and other securities of Key Management Personnel

	At 31 December
	2011 (000s)	2010 (000s)

Number of options held over HSBC Holdings ordinary shares under employee share plans	545	602
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	15,384	13,395
Number of HSBC Holdings preference shares held beneficially and non-beneficially	–	–
Number of HSBC Holdings 6.5% Subordinated Notes 2036 held beneficially and non-beneficially	300	–

	16,229	13,997

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 23. Transactions and balances during the year with associates and joint ventures were as follows:

	2011		2010
	Highest balance during the year[1]	Balance at 31 December[1]	Highest balance during the year[1]	Balance at 31 December[1]
	US$m	US$m	US$m	US$m

Amounts due from joint ventures:
– subordinated	6	5	5	5
– unsubordinated	459	441	514	412
Amounts due from associates:
– subordinated	–	–	16	–
– unsubordinated	3,117	2,569	2,248	1,702

	3,582	3,015	2,783	2,119

Amounts due to joint ventures	195	133	151	134
Amounts due to associates	587	475	700	527

	782	608	851	661

Commitments	184	92	60	43

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Post-employment benefit plans

At 31 December 2011, US$4.6bn (2010: US$4.7bn) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$20m (2010: US$17m) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC’s post-employment benefit plans had placed deposits of US$1.2bn (2010: US$1.8bn) with its banking subsidiaries, on which interest payable to the schemes amounted to US$3m (2010: US$4m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2011, the gross notional value of the swaps was US$24.9bn (2010: US$22.9bn), the swaps had a positive fair value of US$5.6bn (2010: positive fair value of US$2.2bn) to the scheme and HSBC had delivered collateral of US$6.9bn (2010: US$3.3bn) to the scheme in respect of these swaps, on which HSBC earned no interest (2010: nil). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

In order to satisfy diversification requirements, there are special collateral provisions for the swap transactions between HSBC and the scheme. The collateral agreement stipulates that the scheme never posts collateral to HSBC.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

In June 2010 the HSBC Bank (UK) Pension Scheme used a special contribution by HSBC Bank plc of £1,760m (US$2,638m) which was made to accelerate the reduction of the deficit of the Scheme to acquire debt securities from HSBC in a transaction at an arm’s length value determined by the Scheme’s independent third-party advisers. In December 2011, HSBC Bank plc made a £184m (US$286m) contribution to the HSBC Bank (UK) Pension Scheme. Following the contribution the Scheme purchased asset-backed securities from HSBC at an arm’s length value, determined by the Scheme’s independent third-party advisers.

In December 2011 HSBC International Staff Retirements Benefits Scheme (‘ISRBS’) purchased asset-backed securities from HSBC at an arm’s length value of US$34m, determined by the Scheme’s independent third party advisers. This followed an agreement by HSBC Asia Holdings BV to make a contribution of the same amount to ISRBS. No gain or loss arose on the transaction.

ISRBS entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2011, the gross notional value of the swaps was US$1.7bn (2010: US$1.8bn) and the swaps had a net positive fair value of US$297m to the scheme (2010: US$77m). No gain or loss arose on the transaction, which was conducted at an arm’s length value determined by the Scheme’s independent third-party advisers.

HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 26. Transactions and balances during the year with subsidiaries were as follows:

	2011		2010
	Highest balance during the year[1]	Balance at 31 December[1]	Highest balance during the year[1]	Balance at 31 December[1]
	US$m	US$m	US$m	US$m

Assets
Cash at bank	471	316	459	459
Derivatives	4,220	3,568	3,219	2,327
Loans and advances	28,821	28,048	23,212	21,238
Financial investments	2,093	1,078	2,606	2,025
Investments in subsidiaries	93,008	90,621	92,899	92,899

Total related party assets	128,613	123,631	122,395	118,948

Liabilities
Amounts owed to HSBC undertakings	3,129	2,479	4,580	2,932
Derivatives	1,181	1,067	1,677	827
Subordinated liabilities:
– at amortised cost	2,609	2,437	3,907	2,464
– designated at fair value	4,627	3,955	4,507	4,259

Total related party liabilities	11,546	9,938	14,671	10,482

Guarantees	49,527	49,402	46,988	46,988
Commitments	2,753	1,810	3,240	2,720

1	The disclosure of the year-end balance and the highest month-end balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties, with the exception of US$63m (2010: US$160m) in respect of loans to HSBC subsidiaries from HSBC Holdings and nil (2010: US$506m) in respect of loans from HSBC subsidiaries to HSBC Holdings made at an agreed zero per cent interest rate.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 7 to the accounts.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

46	Events after the balance sheet date

On 24 January 2012, we announced an agreement to sell our banking operations in Costa Rica, El Salvador and Honduras to Banco Davivienda S.A. (‘Davivienda’), a Colombian-listed banking group, for a total consideration of US$801m in cash. The transaction is subject to regulatory and other approvals and is expected to complete in the fourth quarter of 2012. The assets and associated liabilities of these operations were classified as held for sale at 31 December 2011 (see Note 27).

A fourth interim dividend for 2011 of US$0.14 per ordinary share (a distribution of approximately US$2,515m) was declared by the Directors after 31 December 2011.

These accounts were approved by the Board of Directors on 27 February 2012 and authorised for issue.

47	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2011 or 2010. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The accounts for 2010 have been delivered to the Registrar of Companies and those for 2011 will be delivered in due course.

HSBC HOLDINGS PLC

Shareholder Information

Shareholder information

Information about the enforceability of judgements made in the US	421a
Exchange controls and other limitations affecting equity security holders	421a
Dividends on the ordinary shares of HSBC Holdings	421a
American Depositary Shares	421a
Nature of trading market	421b
Memorandum and Articles of Association	421c
History and development of HSBC	421d
Differences in HSBC Holdings/New York Stock Exchange Corporate governance practices	421e
Glossary of accounting terms and US equivalents	422
Glossary and Index	423

Fourth interim dividend for 2011

The Directors have declared a fourth interim dividend for 2011 of US$0.14 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 27 March 2012. The timetable for the dividend is:

Announcement	27 February 2012
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	14 March 2012
ADSs quoted ex-dividend in New York	14 March 2012
Record date in Hong Kong	15 March 2012
Record date in London, New York, Paris and Bermuda[1]	16 March 2012
Mailing of Annual Report and Accounts 2011 and/or Annual Review 2011, Notice of Annual General Meeting and dividend documentation	27 March 2012
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	19 April 2012
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	23 April 2012
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	2 May 2012

1	Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.

Interim dividends for 2012

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2012 will be US$0.09 per ordinary share. The proposed timetables for the dividends in respect of 2012 are:

Interim dividends for 2012
	First	Second	Third	Fourth

Announcement	30 April 2012	30 July 2012	9 October 2012	4 March 2013
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	16 May 2012	15 August 2012	24 October 2012	20 March 2013
ADSs quoted ex-dividend in New York	16 May 2012	15 August 2012	24 October 2012	20 March 2013
Record date in Hong Kong	17 May 2012	16 August 2012	25 October 2012	21 March 2013
Record date in London, New York, Paris and Bermuda[1]	18 May 2012	17 August 2012	26 October 2012	22 March 2013
Payment date	5 July 2012	4 October 2012	12 December 2012	8 May 2013

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Shareholder profile

At 31 December 2011 the share register recorded the following details:

Ordinary shares held	Number of shareholders	Total shares held

1-100	34,733	1,067,341
101-400	30,943	7,573,632
401-500	8,040	3,622,372
501-1,000	32,597	23,768,949
1,001-5,000	72,770	170,449,966
5,001-10,000	18,839	132,925,448
10,001-20,000	10,923	152,501,184
20,001-50,000	6,638	203,900,430
50,001-200,000	3,239	300,236,172
200,001-500,000	728	226,085,756
500,001 and above	1,054	16,645,954,396

Total	220,504	17,868,085,646

Annual General Meeting

The 2012 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday, 25 May 2012 at 11.00am.

An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on Monday, 21 May 2012 at 4.30pm.

All resolutions considered at the 2011 Annual General Meeting were passed on a poll as follows:

			Total votes
Resolution			For[1]	Against	Vote withheld[2]

1	To receive the Report and Accounts for 2010		8,402,552,510	121,753,797	8,933,799
2	To approve the Directors’ Remuneration Report for 2010		6,652,053,048	1,533,867,244	345,803,377
3	To re-elect the following as Directors:
	(a)	S A Catz	8,486,056,759	42,942,731	4,216,052
	(b)	L M L Cha	8,504,179,153	24,913,796	4,042,906
	(c)	M K T Cheung	8,483,733,987	45,080,957	4,016,464
	(d)	J D Coombe	8,422,716,423	106,361,370	4,171,828
	(e)	R A Fairhead	8,409,921,019	28,560,255	94,165,150
	(f)	D J Flint	7,652,721,692	782,284,813	97,589,253
	(g)	A A Flockhart	8,510,224,707	19,041,066	3,951,542
	(h)	S T Gulliver	8,508,743,721	19,690,410	4,068,563
	(i)	J W J Hughes-Hallett	8,471,725,040	57,260,985	4,166,213
	(j)	W S H Laidlaw	8,422,582,981	106,557,176	4,082,503
	(k)	J R Lomax	8,485,476,787	43,437,834	4,288,262
	(l)	I J Mackay	8,514,104,374	14,924,509	4,046,710
	(m)	G Morgan	7,528,102,732	1,000,850,178	4,176,157
	(n)	N R N Murthy	8,485,387,759	43,412,993	4,414,399
	(o)	Sir Simon Robertson	8,509,368,189	18,917,076	4,756,190
	(p)	J L Thornton	7,811,758,522	639,498,922	80,247,625
	(q)	Sir Brian Williamson	8,502,895,120	25,794,017	4,326,166
4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee		8,471,110,207	34,535,501	27,595,572
5	To authorise the Directors to allot shares		8,361,978,479	164,736,911	6,526,785
6	To disapply pre-emption rights (Special Resolution)		8,410,136,124	114,104,282	9,000,469
7	To approve the HSBC Share Plan 2011		7,232,592,954	1,139,440,811	157,713,821
8	To approve fees payable to non-executive Directors		8,339,832,648	49,875,814	142,372,789
9	To approve general meetings (other than annual general meetings) being called on 14 clear days’ notice (Special Resolution)		7,757,094,552	769,200,534	6,472,597

1	Includes discretionary votes.
2	A ‘Vote Withheld’ is not a ‘vote’ in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Interim Management Statements and Interim Results

Interim Management Statements are expected to be issued on or around 8 May 2012 and 5 November 2012. The Interim Results for the six months to 30 June 2012 are expected to be issued on 30 July 2012.

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

Principal Register:	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Telephone: 44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong Telephone: 852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Investors Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda Telephone: 1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm

Investor Centre: www.investorcentre.co.uk	Investor Centre: www.computershare.com/hk/investors	Investor Centre: www.computershare.com/investor/bm

Any enquiries relating to ADSs should be sent to the depositary:

The Bank of New York Mellon

PO Box 358516

Pittsburgh, PA 15252-8516

USA

Telephone (US): 1 877 283 5786

Telephone (International): 1 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

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

Further copies of this Annual Report and Accounts 2011 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Communications HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Communications (Asia) The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong	Employee Communications HSBC – North America 26525 N Riverwoods Boulevard Mettawa, Illinois 60045 USA

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

Chinese translation

A Chinese translation of this Annual Report and Accounts 2011 is available upon request after 27 March 2012 from the Registrars:

Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom

Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA	Euronext Paris	HSB
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC
New York Stock Exchange (ADS)	HBC

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Manager Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	SVP Investor Relations HSBC North America Holdings Inc. 26525 N Riverwoods Boulevard Mettawa, Illinois 60045 USA	Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong
Telephone: 44 (0)20 7991 8041	1 224 544 4400	852 2822 4908
Facsimile: 44 (0)845 587 0225	1 224 552 4400	852 3418 4469
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2011, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.

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
80.4%
HSBC Trinkaus & Burkhardt AG
HSBC Bank A.S.
HSBC Asset Finance (UK) Ltd
HSBC Life (UK) Limited
Marks and Spencer Retail Financial Services Holdings Limited
70.03%
HSBC Bank Malta p.l.c.
HSBC Bank International Limited
HSBC Private Banking Holdings (Suisse) S.A.
99.99%
HSBC Bank Brasil S.A. - Banco Múltiplo
HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC
HSBC Latin America B.V.
HSBC Bank (Panama) S.A.
99.99%
HSBC Bank Argentina S.A.
HSBC Holdings BV
HSBC Investments (North America) Inc.
HSBC Asia Holdings (UK) Ltd
94.53%
HSBC Bank Egypt S.A.E.
HSBC Middle East Holdings BV
HSBC Asia Holdings BV
HSBC Securities (USA) Inc.
HSBC Bank USA, N.A.
HSBC Finance Corporation
HSBC Bank Middle East Ltd
HSBC Bank Bermuda Limited
The Hongkong and Shanghai Banking Corporation Limited
62.14%
HSBC Bank (China) Company Limited
Hang Seng Bank Limited
HSBC Insurance (Asia) Limited
HSBC Bank Malaysia Berhad
HSBC Bank Australia Ltd
HSBC Life (International) Ltd

1. *This simplified Group structure of principal subsidiaries is as at 31 December 2011.*
2. *Not all intermediate holding companies are shown.*
3. *Unless shown otherwise, all subsidiaries are wholly owned.*

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

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2010 fourth interim dividend and the first, second and third interim dividends for 2011 was set out in the Secretary’s letters to shareholders of 30 March, 1 June, 31 August and 7 December 2011. In no case, was the difference between the cash dividend foregone and the market value of the scrip dividend in excess of 15% of the market value. Accordingly, the amount of the dividend income chargeable to tax, and, the acquisition price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK capital gains tax purposes, was the cash dividend foregone.

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

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim[1]	Total[2]

2011	US$	0.090	0.090	0.090	0.140	0.410
	£	0.056	0.058	0.058	0.090	0.262
	HK$	0.701	0.702	0.699	1.088	3.190

2010	US$	0.080	0.080	0.080	0.120	0.360
	£	0.053	0.051	0.051	0.077	0.232
	HK$	0.622	0.621	0.622	0.933	2.798

2009	US$	0.080	0.080	0.080	0.100	0.340
	£	0.048	0.050	0.048	0.062	0.208
	HK$	0.620	0.620	0.620	0.775	2.635

2008	US$	0.180	0.180	0.180	0.100	0.640
	£	0.090	0.100	0.124	0.069	0.383
	HK$	1.403	1.398	1.395	0.775	4.971

2007	US$	0.170	0.170	0.170	0.390	0.900
	£	0.085	0.084	0.086	0.194	0.449
	HK$	1.328	1.322	1.325	3.041	7.016

1	The fourth interim dividend for 2011 of US$0.140 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2011. The dividend will be paid on 2 May 2012.
2	The above dividends declared are accounted for as disclosed in Note 11 on the Financial Statements.

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

421a

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
Transfers or issues of HSBC ordinary shares to the depositary in exchange for HSBC ADSs

Subject to the exceptions described in the ‘Stamp duty and stamp duty reserve tax’ paragraphs in the Shareholder Information section on page 419, stamp duty or stamp duty reserve tax equal to 1.5% (rounded up, in the case of stamp duty, to the nearest £5) of the amount of the consideration given for the transfer, or the value of the shares if there is no such consideration, or their issue price

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

The depositary has agreed to reimburse us for expenses incurred in the administration and maintenance of our ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. The amount of reimbursement available is not tied to the amount of fees the depositary collects from holders of ADSs. In respect of the year ended 31 December 2011, the depositary reimbursed a total of US$433,646 to us relating to the administration of the programme, as detailed below:

Category of expense	2011 US$

Stock exchange listing fees	219,775

Fulfilment costs	213,871
– shareholder meeting costs (printing and distribution of materials and vote tabulation)	21,136
– beneficial holder searches	187,118
– sundry costs including: postage and envelopes for mailing annual and interim financial reports, dividend warrants, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls	5,617

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

As at 31 December 2011, there were a total of 220,504 holders of record of HSBC Holdings ordinary shares on the share register.

As at 31 December 2011, a total of 18,511,953 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 14,154 holders of record with addresses in the US. These shares represented 0.10% of the total HSBC Holdings ordinary shares in issue.

As at 31 December 2011, there were 8,629 holders of record of ADSs holding approximately 141.6m ADSs, representing approximately 708m HSBC Holdings ordinary shares. 8,453 of these holders had addresses in the US, holding approximately 141.5m ADSs, representing 707.5m HSBC Holdings ordinary shares. As at 31 December 2011, approximately 0.04% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

421b

HSBC HOLDINGS PLC

Shareholder Information (continued)

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock

Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange, as adjusted for the 5-for-12 rights issue completed in April 2009.

Past share price performance should not be regarded as a guide to future performance.

High and low mid-market closing prices

	London US$0.50 shares		Hong Kong US$0.50 shares		New York ADSs[1]		Paris US$0.50 shares		Bermuda US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2011	731	464	91.8	56.1	59.0	35.8	8.7	5.4	11.8	7.0
2010	740	596	92.4	69.6	59.3	44.4	8.3	7.2	11.6	8.8
2009	761	304	98.0	30.6	64.0	22.0	8.6	3.3	12.5	4.6
2008	809	534	125.4	67.4	79.5	41.3	10.3	5.5	15.9	8.0
2007	840	700	140.6	119.2	90.3	74.8	12.4	9.7	17.6	14.8

2011
4th Quarter	565	464	70.1	56.1	45.4	35.8	6.4	5.4	8.6	7.0
3rd Quarter	629	486	78.3	59.5	50.5	37.6	7.0	5.6	10.0	7.9
2nd Quarter	667	601	85.2	75.2	54.7	48.2	7.6	6.8	11.0	9.6
1st Quarter	731	623	91.8	79.0	59.0	50.0	8.7	7.2	11.8	9.7

2010
4th Quarter	695	644	88.2	79.0	56.9	50.6	8.1	7.4	11.0	9.7
3rd Quarter	680	596	82.7	71.2	53.7	45.7	8.2	7.2	10.6	8.9
2nd Quarter	713	615	84.6	69.6	55.0	44.4	8.1	7.2	10.7	8.8
1st Quarter	740	648	92.4	78.4	59.3	50.3	8.3	7.4	11.6	10.2

2012
January	545	491	65.7	59.0	42.6	38.1	6.6	5.9	7.7	7.6

2011
December	518	478	62.9	57.7	40.3	36.7	6.0	5.6	8.0	7.0
November	541	464	67.9	56.1	43.8	35.8	6.4	5.4	8.6	7.0
October	565	474	70.1	56.7	45.4	37.0	6.4	5.4	8.6	7.6
September	539	486	67.4	59.5	43.0	37.6	6.1	5.6	8.5	7.9
August	610	504	77.9	65.1	49.7	41.5	7.0	5.7	10.0	8.4
July	629	591	78.3	74.8	50.5	47.7	7.0	6.7	9.9	9.5

1	In New York each ADS represents 5 underlying ordinary shares.

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

421c

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

Retirement

There is no mandatory retirement age for Directors of HSBC Holdings.

History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	A 51% interest (subsequently increased to 62.14%) is acquired in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	A 51% interest in Marine Midland Banks, Inc., now HSBC USA, Inc, is acquired (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada subsequently makes numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada.

1987	A 14.9% interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks, is purchased.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	We purchase the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, our Head Office is transferred from Hong Kong to London in January.

1997	We assume selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina completes the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	We acquire Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	We complete our acquisition of 99.99% of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	We acquire 99.59% of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	We acquire Household International, Inc., now HSBC Finance Corporation.

2003	We acquire Banco Lloyds TSB S.A.–Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	We complete the acquisition of The Bank of Bermuda Limited.

2004	We acquire Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	We acquire 19.9% of Bank of Communications, and Hang Seng Bank acquires 15.98% of Industrial Bank.

421d

HSBC HOLDINGS PLC

Shareholder Information (continued)

2005	We increase our holding in Ping An Insurance to 19.9%, having made its initial investment in 2002. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	We acquire Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, through a tender offer to acquire 99.98% of the outstanding shares of Banistmo.

2007	Our three associates in mainland China, Industrial Bank, Ping An Insurance and Bank of Communications, issue new shares. We do not subscribe and, as a result, our interests in the associates’ equity decrease from 15.98% to 12.78%, from 19.90% to 16.78% and from 19.90% to 18.60%, respectively. Subsequently, we increase our holding in Bank of Communications from 18.60% to 19.01%.

2008	We acquire the assets, liabilities and operations of The Chinese Bank in Taiwan.

2008	We complete the sale of our seven French regional banks.

2009	We complete the acquisition of 88.89% of PT Bank Ekonomi Raharja Tbk in Indonesia.

2011	In July, we announce an agreement to sell 195 retail branches in upstate New York to First Niagara Bank for US$1bn.

2011	In August, we announce an agreement to sell our US Card and Retail Services business, together with certain real estate and other assets and liabilities, to Capital One Financial Corporation for US$32.7bn.

2012	In January, we announce an agreement to sell our businesses in Costa Rica, El Salvador and Honduras to the Columbian banking group, Banco Davivienda, for US$801m.

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

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FSA require each listed company incorporated in the UK to include in its Annual Report and Accounts a statement of how it has applied the principles of The UK Corporate Governance Code and a statement as to whether or not it has complied with the code provisions of The UK Corporate Governance Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2011 with the applicable code provisions of The UK Corporate Governance Code. The UK Corporate Governance Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. Our Nomination Committee complies with The UK Corporate Governance Code, which requires a majority of members to be independent. The majority of members of the Committee during 2011 were independent non-executive Directors. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of The UK Corporate Governance Code.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

During 2011, the HSBC Holdings’ non-executive Directors and the Group Chairman met three times without the other executive Directors. The non-executive Directors also met once without the Group Chairman to appraise the Group Chairman’s performance. HSBC Holdings’ practice, in this regard, complies with The UK Corporate Governance Code.

In accordance with the requirements of The UK Corporate Governance Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated (on page 260) and provides extensive information regarding Directors’ compensation in the Directors’

421e

HSBC HOLDINGS PLC

Shareholder Information (continued)

Remuneration Report (on pages 256 to 274). The terms of reference of HSBC Holdings’ Audit, Nomination, Remuneration and Risk Committees are available at www.hsbc.com/boardcommittees.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In December 2009, the Board endorsed three HSBC Values statements underpinned by the continued use of our Business Principles, in replacement of the Group Business Principles and Values. In addition to the HSBC Values statements and Business Principles (and previously the Group Business Principles and Values), which apply to the employees of all our companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2011, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The references to the standards to be followed by all employees reflect the Board’s endorsement of HSBC Values statements underpinned by the continued use of our Business Principles. The HSBC Values statements and Business Principles are available on www.hsbc.com/groupvalues.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the Board of directors. Currently, two thirds of HSBC Holdings’ Directors are independent.

Under The UK Corporate Governance Code the HSBC Holdings Board determines whether a Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director’s judgement. Under the NYSE rules a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition the NYSE rules prescribe a list of circumstances in which a director cannot be independent. The UK Corporate Governance Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Holdings’ Group Chief Executive is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Group Chief Executive is required promptly to notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to HSBC Holdings.

HSBC Holdings is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

421f

Form 20-F Item Number and Caption	Location	Page
PART I

1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—

2. Offer Statistics and Expected Timetable	Not required for Annual Report	—

3. Key Information

A. Selected Financial Data	Consolidated income statement, Consolidated balance sheet, Shareholder information	18, 32, 421(a)

B. Capitalisation and Indebtedness	Not required for Annual Report	—

C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—

D. Risk Factors	Overview	12-12i

4. Information on the Company

A. History and Development of the Company	Overview	10-12, 13-15

	Operating and Financial Review	16-97f

	Shareholder Information	440

	Shareholder Information	414 – 421f

B. Business Overview	Overview	10-12, 13-15

	Operating and Financial Review	16-97f

	Operating and Financial Review: Regulation and Supervision	97g-97o

C. Organisational Structure	Principal Activities	10

	Organisational Structure Chart	418

	Note 26 – Notes on the Financial Statements	378-379

D. Property, Plants and Equipment	Property	94

	Note 25 – Notes on the Financial Statements	376-377

4 A. Unresolved Staff Comments	Not Applicable	—

5. Operating and Financial Review and Prospects

A. Operating Results	Operating and Financial Review	16-97f

B. Liquidity and Capital Resources	Operating and Financial Review: Liquidity and funding	157-162

	Operating and Financial Review: Risk management of insurance operations	180-181

	Operating and Financial Review: Appendix to Risk	208

	Operating and Financial Review: Capital	211-217

C. Research and Development, Patents and Licences, etc.	Not Applicable	—

D. Trend Information	Operating and Financial Review	10-12, 13-97f

E. Off-Balance Sheet Arrangements	Note 41 – Notes on the Financial Statements	399-400

Form 20-F Item Number and Caption	Location	Page
	Note 43 – Notes on the Financial Statements	401-405

F. Tabular disclosure of Contractual Obligations	Operating and Financial Review	36k

6. Directors, Senior Management and Employees

A. Directors and Senior Management	Report of the Directors: Corporate Governance	218-224

B. Compensation	Directors’ Remuneration Report	256-274

C. Board Practices	Report of the Directors : Corporate Governance	225-226, 230-231

	Directors’ Remuneration Report	256, 268, 271

D. Employees	Report of the Directors: Corporate Governance	243-245

E. Share Ownership	Report of the Directors: Corporate Governance	245-247, 252-253

	Directors’ Remuneration Report	261-266, 272-274

7. Major Shareholders and Related Party Transactions

A. Major Shareholders	Corporate Governance	254-255

B. Related Party Transactions	Note 45 - Notes on the Financial Statements	410-412

C. Interests of Experts and Counsel	Not required for Annual Report	—

8. Financial Information

A. Consolidated Statements and Other Financial Information	Financial Statements	278-413

	Legal Proceedings	97b-97f

	Note 44 – Notes on the Financial Statements	405-409

	Shareholder Information	414-415

B. Significant Changes	Not Applicable	—

9. The Offer and Listing

A. Offer and Listing Details	Shareholder Information	421b-421c

B. Plan of Distribution	Not required for Annual Report	—

C. Markets	Shareholder Information	421b-421c

D. Selling Shareholders	Not required for Annual Report	—

E. Dilution	Not required for Annual Report	—

F. Expenses of the Issue	Not required for Annual Report	—

10. Additional Information

Form 20-F Item Number and Caption	Location	Page
A. Share Capital	Not required for Annual Report	—

B. Memorandum and Articles of Association	Shareholder Information	415, 421c-421d

C. Material Contracts	Not Applicable	—

D. Exchange Controls	Exchange controls and other limitations affecting security holders	421a

E. Taxation	Shareholder Information	419-421

F. Dividends and Paying Agents	Not required for Annual Report	—

G. Statements by Experts	Not required for Annual Report	—

H. Documents on Display	Shareholder Information	417

I. Subsidiary Information	Not Applicable	—

11. Quantitative and Qualitative Disclosures About Market Risk	Management of Risk	163-169

	Note 20 and 36 – Notes on the Financial Statements	361-365, 392

12. Description of Securities Other than Equity Securities

A. Debt Securities	Not required for Annual Report	—

B. Warrants and Rights	Not required for Annual Report	—

C. Other Securities	Not required for Annual Report	—

D. American Depositary Shares	Shareholder Information	421a-421b

PART II

13. Defaults, Dividends Arrearages and Delinquencies	Not Applicable	—

14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not Applicable	—

15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	276

	Operating and Financial Review: Disclosure controls, Management’s assessment of internal controls over financial reporting	93h

16. [Reserved]

16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	231

16B. Code of Ethics	Report of the Directors: Corporate Governance	322

16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	232-233

	Note 8 – Notes on the Financial Statements	325-326

Form 20-F Item Number and Caption	Location	Page
16D. Exemptions from the Listing Standards for Audit Committees	Not Applicable	—

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors	255

16F. Change in Registrant’s Certifying Accountant	Not Applicable	—

16G. Corporate Governance	Shareholder Information	421e-421f

16H. Mine Safety Disclosure	Not Applicable

PART III

17. Financial Statements	Not Applicable	—

18. Financial Statements	Financial Statements	278-413

19. Exhibits (including Certifications)		*

HSBC HOLDINGS PLC

Shareholder Information (continued)

Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for using the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for using the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Liabilities
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC HOLDINGS PLC

Shareholder Information (continued)

Glossary

Abbreviation	Brief description

A
ABS[1]	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
Advance	HSBC Advance, a global banking proposition for the mass-affluent segment of customers
ALCO	Asset and Liability Committee
AML	Anti-money laundering
ARM	Adjustable-rate mortgage
ATM	Automated teller machine

B
Bao Viet	BaoViet Holdings, an insurance and financial services company in Vietnam
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BoCom	Bank of Communications Co., Limited, mainland China’s fourth largest bank by market capitalisation
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
Brazilian operations	HSBC Bank Brasil S.A.–Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada

C
CARD Act	Credit Card Accountability, Responsibility and Disclosure Act, US
CD	Certificate of deposit
CDS[1]	Credit default swap
CDO[1]	Collateralised debt obligation
CDPC	Credit derivative product companies
CGU	Cash-generating unit
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending portfolio in the US, comprising Consumer Lending and Mortgage Services business in run-off
CP1	Commercial paper
CPI	Consumer price index
CRR[1]	Customer risk rating
CVA	Credit valuation adjustment

D
Dodd-Frank	The Dodd-Frank Wall Street Reform & Consumer Protection Act
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debit valuation adjustment

E
EBA	European Banking Authority
EL	Expected loss
EPS	Earnings per share
EU	European Union

F
Fannie Mae	Federal National Mortgage Association, US
Freddie Mac	Federal Home Loan Mortgage Corporation, US
FSA	Financial Services Authority (UK)
FTSE	Financial Times – Stock Exchange index

G
G20	Leaders, Finance Ministers and Central Bank Governors of the Group of Twenty
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association, US
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking
GPSP	Group Performance Share Plan (which is part of the HSBC Share Plan 2011)
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global Systemically Important Bank

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance
HIBOR	Hong Kong Interbank Offer Rate
HNAH	HSBC North American Holdings Inc.
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Afore	HSBC Afore S.A. de C.V.
HSBC Assurances	HSBC Assurances, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Bermuda	HSBC Bank Bermuda Limited formerly The Bank of Bermuda Limited
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Premier	HSBC’s premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland

I
IAS	International Accounting Standard
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China held by Hang Seng Bank
IPO	Initial public offering
IRB[1]	Internal ratings-based

K
KPI	Key performance indicator
KPMG	KPMG Audit Plc and its affiliates

L
LGD[1]	Loss given default
LIBOR	London Interbank Offer Rate
LTV	Loan to value ratio

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
MENA	Middle East and North Africa
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index

N
NYSE	New York Stock Exchange

O
OFAC	Office of Foreign Asset Control
OTC[1]	Over-the-counter

P
PD1	Probability of default
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC
PPI	Payment protection insurance product
PRC	People’s Republic of China
Premier	See HSBC Premier
PVIF	Present value of in-force long-term insurance business

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

R
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Restricted Shares	Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment
Reverse repo	Security purchased under commitments to sell
Risk Management Meeting	The Risk Management Meeting of the Group Management Board
RPI	Retail price index (UK)
RWA	Risk-weighted asset

S
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity

T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US run-off portfolio	Includes our CML, vehicle finance and Taxpayer Financial Services businesses and insurance, commercial, corporate and treasury activities in HSBC Finance on an IFRSs management basis

V
VAR[1]	Value at risk
Visa	Visa Inc.

1	Full definition included in Glossary of Terms on page 426.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

A

Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.

Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.

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

Bail-in/-inable debt

Bail-in refers to imposition of losses at the point of non viability (but before insolvency) on bank liabilities (bail-inable debt) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Bank levy

A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group’s consolidated liabilities and equity as at 31 December 2011 after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II

The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’, amended by subsequent changes to the capital requirements for market risk and re-securitisations, commonly known as Basel 2.5, which took effect 31 December 2011.

Basel III

In December 2010, the Basel Committee issued ‘Basel III rules: A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in starting on 1 January 2013 with full implementation by 1 January 2019.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

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

Constant net asset value fund	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.

Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.

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

Credit valuation adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. Formerly described as Credit Risk Adjustment.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

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

Customer remediation

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations. Customer remediation is initiated by HSBC in response to customer complaints, and not specifically initiated by regulatory action.

Customer risk rating (‘CRR’)	A scale of 23 grades measuring internal obligor probability of default.

D

Debit valuation adjustment	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by Central Banks.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.

Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Delinquency	See ‘Arrears’.

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12 month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

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

Five filters

An internal measure designed to improve capital deployment across the Group. This examines the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity.

Forbearance strategies

Strategies that are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications and re-ages.

FSA standard rules	The method prescribed by the FSA for calculating market risk capital requirements in the absence of VAR model approval.

Funded exposures	A funded exposure is one where the notional amount of a contract is or has been exchanged.

Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

G

Global Systemically Important Bank (‘G-SIB’)

A bank that meets the criteria defined in the Basel Committee’s final rules set out in their 4 November 2011 document ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. At 31 December 2011, the official list of such banks comprised the 29 names, which include HSBC, published by the Financial Stability Board also on 4 November 2011. The Financial Stability Board is co-ordinating, on behalf of the G20 Group of Governors and Heads of Supervision (‘GHOS’), the overall set of measures to reduce the moral hazard and risks to the global financial system posed by global systemically important financial institutions (‘G-SIFI’s) of all kinds.

Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress. Their function is to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US Government.

GPSP Awards

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

H

Historical rating transition matrices (‘HRTM’)	HRTMs show the probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.

Home Equity Lines of Credit (‘HELoC’s)

A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

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

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method (‘IMM’)	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA	International Swaps and Derivatives Association.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

K

Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L

Legacy credit	A portfolio of assets comprising Solitaire, SICs, ABS trading and correlation portfolios and derivative transactions entered into with monoline insurers.

Legal proceedings

Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

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

Monoline insurers (‘monolines’)

Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Assets which are referenced to underlying mortgages.

Mortgage vintage	The year a mortgage was originated.

N

Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

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

O

Offset mortgages

A flexible type of mortgage where a borrower’s savings balance(s) held at the same institution can be used to offset the mortgage balance owing. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw past capital repayments up this agreed limit.

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

Probability of default (‘PD’)	The probability that an obligor will default within a one-year time horizon.

R

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from ECB.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.

Regulatory matters

Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Renegotiated loans	Loans for which the contractual terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.

Restricted Shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

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

S

Sale and repurchase agreement

A repo is a short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is reverse repurchase agreement or a reverse repo.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

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

U

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.

US Government agency and US Government sponsored enterprises mortgage-related assets	Securities that are guaranteed by US Government agencies such as Ginnie Mae, or by US Government sponsored entities including Fannie Mae and Freddie Mac.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Index

A

Accounting

developments (future) 293

policies (critical) 38

policies (significant) 38, 294

Accounts

approval 413

basis of preparation 42, 291

consolidation 292

presentation of information 291

use of estimates 292

Acquisitions and disposals 16

Actuarial assumptions 324

American Depositary Shares 421a

Annual bonus 260

Annual General Meeting 248, 415

Anti-money laundering 97n

Areas of special interest 112

Asset-backed securities 149

Assets 33

average balance sheet 20, 36a

by country 341

by geographical region 59

by global business 43, 341

charged as security 392

deferred tax 331

five years 32

held for sale 105, 379

    accounting policy 312

held in custody and under administration 94

intangible 371

maturity analysis 391

other 380

trading 345

underlying/reported reconciliation 35

Associates and joint ventures 371

interests in 369

share of profit in 31, 31h

transactions with 411

Auditors’ remuneration 325

Auditors’ Report 276

B

Balance sheet

average 20, 36a

consolidated 32, 281

data 56d, 57, 64, 75, 80, 86, 92, 340

HSBC Holdings 286

insurance manufacturing subsidiaries 173

underlying/reported reconciliation 35

Bancassurance 171

Bank levy 101

Basel 213

Board of Directors 5, 225

balance and independence 226

committees 230

meetings 226

powers 225

Brand 6, 15

Business model 10, 149

C

Calendar (dividends) 414

Capital 211

future developments 212, measurement and allocation 215,

overview 211, regulatory 216, resources 32, return on

average invested capital 3, risk 99, structure 214

Capital and performance ratios 2, 3

Cash flow

accounting policy 312

consolidated statement 282

HSBC Holdings 287

notes 397

Cautionary statement regarding forward-looking

statements 3a

Certificates of deposit 36o

Client assets 54

Collateral and credit enhancements 144, 393

Commercial Banking 44, 48

underlying/reported profit 17, 56b

Commercial real estate 119

Committees (Board) 230

Communication with shareholders 254, 416

Compliance risk 203

Concentration of exposure 108, 190

Conduits 150, 403

Constant currency 16

Contents inside front cover

Contingent liabilities and contractual commitments 399

Contractual maturity of financial liabilities 158

Contractual obligations 36k

Core tier 1 capital 14, 32

Corporate governance

codes 229, report 218

Corporate sustainability committee 239

Cost efficiency ratio 3, 14, 30, 31h, 57, 64, 69, 75, 80, 86, 92

Country distribution of outstandings and cross-border

exposures 148a

Credit cards 125

Credit coverage ratios 3

Credit exposure 105

Credit quality 189

classifications 191

Credit risk 104

in 2011 104

insurance 177, 207

management thereof 189

Critical accounting policies 38

Cross-border exposures 190

Customer accounts (by country) 36, 36e, 36j, 36n

Customer recommendation 15

D

Daily distribution of revenues 164

Dealings in HSBC Holdings plc shares 255

Debt securities in issue 359, 381

accounting policy 311

Deferred bonus arrangements 95

Defined terms inside front cover

Deposits 36m, 158, 359

accounting policy 311

average balances and average rates 20

by banks 36d, 36i

Derivatives 147, 361

accounting policy 303

Directors

appointments and re-election 225, 228

biographies 218

Board of Directors 225

bonus 260

composition of reward 259

emoluments 265, 325

fees 269

interests 252

non-executive 268

other directorships 268

pensions 267, 271

performance evaluation 228

remuneration (executive) 259, 265

service contracts 268

share plans 261, 272

Disclosure controls 93h

HSBC HOLDINGS PLC

Shareholder Information (continued)

Disposal groups 379, 383

Diversity and inclusion 244

Dividends 253, 334, 414, 421a

per share 15, 18

E

Earnings per share 2, 15, 18, 335

Economic background

Europe 60, 63a, Hong Kong 66, 68a, Latin America 89,

    91a, Middle East and North Africa 77, 79a, North

    America 82, 85a, Rest of Asia-Pacific 71, 74a

Economic profit 31i, 37, 265

Efficiency and revenue mix ratios 3

Employees 243

compensation and benefits 269, 316

disabled 244

diversity and inclusion 244

engagement 14

numbers 29, 243, 316

remuneration policy 245

Encumbered assets 160

Enforceability of judgements in the US 421a

Enquiries (from shareholders) 416

Equity 34

Equity securities 165

Europe

balance sheet data 69, 340

collateral 144-147

customer accounts 36

economic background 60, 63a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

principal operations 60

profit/(loss) 60, 64, 337

profit/(loss) by country 61

review of business performance 60, 63a

risk-weighted assets 59

underlying/reported profit 17, 93b

Eurozone

exposures 113, 121

risk 99

Events after the balance sheet date 413

Exchange controls 421a

Exposures 105, 108, 112, 149

F

Fair value 346

accounting policy 300

adjustments 348

governance structure 347

valuation bases 351

Fee income (net) 22, 31c

Financial assets

accounting policy 40, 305

designated at fair value 360

not qualifying for de-recognition 368

reclassification 359

Financial assets and liabilities

accounting policy 40, 305

by measurement basis 341

Financial guarantee contracts

accounting policy 309

Financial highlights 2

Financial instruments 346

accounting policy (fair value) 300

accounting policy (valuation) 295

at fair value 24, 31d

credit quality 126, 128, 191

net income from 313

not at fair value 357

Financial investments 36b, 36i, 365

accounting policy 40, 301

gains less losses from 25, 31d

Financial liabilities designated at fair value 36d, 36j, 381

Financial risks (insurance) 175, 205

Financial Services Compensation Scheme 400

Financial statements 278

Five-year comparison 18, 32

Footnotes 95, 185, 214, 290

Forbearance 133, 192

Foreclosures 125

Foreign currencies/exchange 167

accounting policy 309

exposures 392

rates 18, 32

Funding sources (diversity) 161

Funds under management 94

G

Geographical regions 59

Global businesses 44

Global Banking and Markets 45, 51

balance sheet data 56d

underlying/reported profit 17, 56c

Global People Survey 243

Global Private Banking 45, 54

underlying/reported profit 17, 56e

Glossary 423

accounting terms and US equivalents 422

Going concern 243

Goodwill

accounting policy 39, 305

and intangible assets 371, 375

Governance codes 229

HSBC Holdings/New York Stock Exchange differences 421e

Group Audit Committee 230

Group CEO’s Business Review 7

Group Chairman’s Statement 4

Group Management Board 230

Group Remuneration Committee 238, 256

Group Risk Committee 233

H

Health and safety 244

Highlights 1

History and development of HSBC 421d

Hong Kong

balance sheet data 69, 340

collateral 144-147

customer accounts 36

economic background 66, 68a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

principal operations 66

profit/(loss) 66, 69

regulation and supervision 97j

review of performance 66, 68a

risk-weighted assets 59

underlying/reported profit 17, 93c

HSBC Holdings plc

balance sheet 286, cash flow 287, credit risk 148, deferred

tax 334, dividends 334, employee compensation 317, 325,

financial assets and liabilities 344, financial instruments

not at fair value 359, liquidity and funding 162, 198,

market risk 167, 202, maturity analysis of assets and

liabilities 391, net income from financial instruments 313,

share plans 327, statement of changes in equity 288,

structural foreign exchange exposures 392, subordinated

liabilities 390, transactions with subsidiaries 412

I

Impairment

accounting policy 38, 297

allowances 135

assessment 190

charges 27, 140

goodwill 372

HSBC HOLDINGS PLC

Shareholder Information (continued)

impaired loans and advances 133, 134

losses as percentage of loans and advances 142

methodologies 151, 195

movement by industry and geographical region 137, 138

Income statement (consolidated) 18, 31a, 279

Information on HSBC (availability thereof) 417

Insurance

accounting policy 310

balance sheet of manufacturing subsidiaries 173

claims incurred (net) and movements in liabilities to

    policyholders 27, 31f, 314

in 2011 171

liabilities under contracts issued 383

net earned premiums 26, 31e, 314

products 204

PVIF business 181

risk management 204

Interest-bearing liabilities 36f

Interest-earning assets 36c

Interest income/expense (net) 20, 31b

accounting policy 294

average balance sheet 20, 36 a

changes 36h, 36i

margin 36g

sensitivity 166, 168, 201

Interim management statements 416

Interim results 416

Internal control 240

IFRS and Hong Kong Financial Reporting Standards

comparison 291

Investment properties 377

Investor relations 417

J

Joint ventures 370

K

Key performance indicators 13

L

Latin America

balance sheet data 92, 340

collateral 144-147

customer accounts 36

economic background 89, 91a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

principal operations 89

profit/(loss) 89, 92, 337

profit/(loss) by country 90

review of performance 89, 91a

risk-weighted assets 59

underlying/reported profit 17, 93g

Lease commitments 400

accounting policy 307

Legal

proceedings and regulatory matters 97b, 405

risk 203

Leveraged finance transactions 155, 405

Liabilities 34

average balance sheet 20

by geographical region 340

deferred tax 332

five years 32

maturity analysis 391

other 383

retirement benefit 317

subordinated 387

trading 381

underlying/reported reconciliation 35

Life insurance business 204

Liquidity and funding 157

in 2011 157

insurance 180, 208

management of risk 159, 196, 197

policies and procedures 196

primary sources of funding 196

Loans and advances

accounting policy 296

by country 111

collateral 144

concentration of exposure 108

credit quality of 126

delinquency in the US 126

impairment 27, 31f, 134-144

maturity and interest sensitivity 36l

modifications and re-ageing 131

past due 128

renegotiated 129

to banks by geographical region 36a, 111

to customers by industry sector and geographical

    region 36b, 36h, 109, 110

write-off 190

M

Madoff 406

Management’s assessment of internal controls over financial

    reporting 93h

Market capitalisation 3

Market risk 163, 198

in 2011 163

insurance 176, 206

sensitivity analysis 199

Maturity analysis of assets and liabilities 391

Maximum exposure to credit risk 105

Memorandum and Articles of Association 421c

Middle East and North Africa

balance sheet data 80, 340

collateral 144-147

customer accounts 36

economic background 77, 79a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

principal operations 77

profit/(loss) 77, 80, 337

profit/(loss) by country 78

review of performance 77, 79a

risk-weighted assets 59

underlying/reported profit 17, 93e

wholesale lending 119

Money market funds 404

Monoline insurers 154

Mortgages

lending 121

mortgage-backed securities 194

N

Nature of trading market 421b

Nomination committee 238

Non-controlling interests 393

Non-interest income

accounting policy 295

Non-life insurance business 204

Non-money market investment funds 404

Non-trading portfolios 165

North America

balance sheet data 86, 340

collateral 144-147

customer accounts 36

economic background 82, 85a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

mortgage lending 121

personal lending 124

principal operations 82

profit/(loss) 82, 86, 88, 337

profit/(loss) by country 83

review of performance 83, 85a

HSBC HOLDINGS PLC

Shareholder Information (continued)

risk-weighted assets 59

underlying/reported profit 17, 93f

O

Operating expenses 29, 31g

Operating income 26, 31e, 52, 341

Operating profit 315

Operational risk 202

in 2011 170

Organisational structure chart 418

Other 55, 56f

Outlook 9

P

Payment protection insurance 386

Pension plans 317

accounting policy 308

defined benefit plans 167, 202, 321

for directors 271

risk 184

Performance in 2011 257

Personal lending 119, 121

Pillar 1, 2 and 3 216, 217

Preference shares 394

Preferred securities 32

Principal activities 10

Products and services 44

Profit before tax

by country 61, 72, 78, 83

by geographical region 59, 60, 64, 66, 69, 71, 75, 77, 80, 82, 86, 89, 92, 337

by global business 43, 46, 48, 51, 54, 57, 64, 67, 69, 75, 80, 86, 92 consolidated 18, 279

data 18, 339

underlying/reported reconciliations 16, 35a

Project Merlin 50

Property, plant and equipment 94, 376

accounting policy 306

Provisions 386

accounting policy 42, 309

PVIF 181, 311

R

Ratios

advances to core funding 14, 159, capital 2, credit

coverage 3, cost efficiency 3, 14, 30, 31h, 57, 64, 69, 75,

80, 86, 92, dividends per share 2, earnings per share 2,

279, earnings to fixed charges 37a, financial 2, key

performance indicators 14, performance 3, risk adjusted

revenue growth 15, return on average ordinary

shareholders’ equity 14, 18

Regulation and supervision 97g, 97m

future developments 212

investigations 407, 409

Related party transactions 410

Remuneration

committee 238, 256, fixed pay 260, members 256, policy

245, regulation 259, report 256, reward strategy 256,

variable pay pool 258

Renegotiated loans 129, 192

Representations and warranties 156

Repricing gap 168

Reputational risk 183, 209

Rest of Asia-Pacific

balance sheet data 75

collateral 144-147

customer accounts 36

economic background 71, 74a

lending 110, 111, 121, 123

loan impairment charges/allowances 135

principal operations 71

profit/(loss) 71, 75, 337

profit/(loss) by country 72

review of performance 72, 74a

underlying/reported profit 17, 93d

Retail Banking and Wealth Management 44, 46, 88

underlying/reported profit 17, 56a

Rights issue

accounting policy 312

Risk

appetite 234, committee 233, compliance 203, contingent

liquidity 161, counterparty 350, credit 104, 189, credit

spread 165, dispute 102, economic 102, elements 156a,

eurozone 99, factors 12, foreign exchange 167, gap risk

165, geopolitical 100, governance 188, information

security 103, insurance operations 171, 204, legal 203,

liquidity and funding 157, management of 98, 188, market

163, operational 170, 202, pension 184, 209, policies and

practices 188, 196, profile 98, regulatory 100, reputational

183, 209, scenario stress testing 188, 236, security and

fraud 203, social media 103, sustainability 184, 210, top

and emerging 13, 99, 235

Risk-weighted assets 32, 43, 59

movement in 2011 211

RoRWA (reconciliation of measures) 37

Run-off portfolio 46

S

Sale and repurchase agreements

accounting policy 303

Securities held for trading 108

Securitisations 149, 194, 404

Security and fraud risk 203

Segmental analysis 336

accounting policy 295

Senior management

biographies 223

changes 267

remuneration 269

Share-based payments 327

accounting policy 308

Share capital 249, 394

accounting policy 312

during 2011 251

notifiable interests in 254

ownership guidelines 267

rights and obligations 249

Share information 3

Share plans

discretionary plans 245

for directors 261

for employees 245, 327

HSBC Bank Bermuda plans 247, 397

HSBC Finance plans 247, 396

HSBC France plans 246, 395

Performance Shares and Restricted Share awards 265

Shareholder (communications with) 228

profile 415

Short-term borrowings 36k

Special purpose entities 401

Staff numbers 29

Statement of changes in equity 283

Statement of comprehensive income 280

Stock symbols 417

Strategic direction 8, 11, 46, 48, 51, 54

Structural foreign exchange exposure 166, 201

Subsidiaries 378

accounting policy 305

Supplier payment policy 253

Sustainability committee governance risk 184, 210

T

Tax

accounting policy 41, 307

deferred tax 331

expense 31, 31i

of shares and dividends 419

HSBC HOLDINGS PLC

Shareholder Information (continued)

reconciliation 331
Tier 1 capital 212
Total shareholder return 3, 267
Trading assets 345 accounting policy 300
Trading income (net) 23, 31c
Trading liabilities 381 accounting policy 300
Trading portfolios 163, 200

U
UK regulation and supervision 97g
Underlying performance 16
US budget deficit 118
US regulation and supervision 97j
V
Value at risk 164
Values (HSBC) 9, 13
W
Wholesale lending 112

439a

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

Investor Relations Team

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

75419 Paris Cedex 08

France

Telephone: 33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr- do@hsbc.fr

Web: www.hsbc.fr

STOCKBROKERS

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

HSBC Bank plc

8 Canada Square

London E14 5HQ

United Kingdom

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

© Copyright HSBC Holdings plc 2012

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

Mixed Sources SGS-COC-2186 © 1996 Forest Stewardship Council A.C.

Photography
Cover (front): Vietnam China (back): United Arab Emirates Brazil Group Chairman	Hoang Dinh Nam Philip Gostelow Adam Hinton Ary Diesendruck/ Getty Images Niall McDiarmid

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc.*

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated February 14, 2011 between HSBC Holdings plc and Douglas Jardine Flint.*

4.2	Service Agreement dated May 24, 2007 between HSBC Holdings plc and Stephen Keith Green, as amended February 28, 2008. ****

4.3	Service Agreement dated May 24, 2007 between HSBC Asia Holdings BV and Michael F. Geoghegan, as amended February 1, 2010.**

4.4	Service Agreement dated February 4, 2011 between HSBC Holdings plc and Iain Mackay.*

4.5	Service Agreement dated August 29, 2008 between The Hong Kong and Shanghai Banking Corporation Limited and Vincent Cheng Hoi Chuen.***

4.6	Service Agreement dated February 14, 2011 between HSBC Asia Holdings B.V. and Alexander Flockhart.*

4.7	Service Agreement dated February 10, 2011 between HSBC Asia Holdings B.V. and Stuart Gulliver.*

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends).

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 26 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of KPMG Audit Plc.

Exhibit Number	Description

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. *****

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. ****

23.1	Consent of Wing Lui.

23.2	Consent of Jennifer Jakubowski.

23.3	Consent of C G Singer.

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 8, 2011.

**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 15, 2010.

***	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 10, 2009.

****	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2008.

*****	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2006.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc

By:	/s/ I J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 7 March 2012