Form 20-F
period 2013-12-31
HSBC HOLDINGS PLC
filed 2014-02-28
CIK 1089113

As filed with the Securities and Exchange Commission on February 28, 2014.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from N/A to N/A

Commission file number: 001-14930

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
Hong Kong Stock Exchange
Euronext Paris
Bermuda Stock Exchange
New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares evidenced by American Depositary receipts, each representing one- fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.10% Senior Unsecured Notes Due 2021	New York Stock Exchange
4.00% Senior Unsecured Notes Due 2022	New York Stock Exchange
4.875% Senior Unsecured Notes Due 2022	New York Stock Exchange
7.625% Subordinated Notes due 2032	New York Stock Exchange
7.35% Subordinated Notes due 2032	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange
6.8% Subordinated Notes Due 2038	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042	New York Stock Exchange
8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares	New York Stock Exchange
8.00% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares, Series 2	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each                                              18,830,007,039

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

HSBC HOLDINGS PLC

Annual Report and Accounts 2013

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Financial statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2013 are prepared in accordance with IFRSs as issued by the IASB.

We use the US dollar as our presentation currency because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

When reference to ‘underlying’ is made in tables or commentaries, the comparative information has been expressed at constant currency (see page 47), the impact of fair value movements in respect of credit spread changes on HSBC’s own debt has been eliminated and the effects of acquisitions, disposals and dilutions have been adjusted as reconciled on page 50. Underlying return on risk-weighted assets (‘RoRWA’) is defined and reconciled on page 71.

1	Detailed contents are provided on the referenced pages.

HSBC HOLDINGS PLC

Strategic Report

Who we are

HSBC is one of the largest banking and financial services organisations in the world.

Customers:

54 million

Served by:

254,000 employees

Through four global businesses:

Retail Banking and Wealth Management

Commercial Banking

Global Banking and Markets

Global Private Banking

Located in:

75 countries and territories

Across six geographical regions:

Europe

Hong Kong

Rest of Asia-Pacific

Middle East and North Africa

North America

Latin America

Offices:

Over 6,300

Global headquarters:

London

Market capitalisation:

US$207 billion

Listed on stock exchanges in:

London

Hong Kong

New York

Paris

Bermuda

Shareholders:

216,000 in 131 countries and territories

Cover images: internationalisation of the renminbi

The images show the views from HSBC’s head offices in Shanghai, Hong Kong and London – the three cities that are key to the development of China’s currency, the renminbi (‘RMB’). The growth of the RMB is set to be a defining theme of the 21st century. HSBC has RMB capabilities in over 50 countries and territories worldwide, where our customers can count on an expert service.

Our purpose

Our purpose is to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

Our strategic priorities

We aim to be the world’s leading and most respected international bank. We will achieve this by focusing on the needs of our customers and the societies we serve, thereby delivering long-term sustainable value to all our stakeholders.

For 2011 to 2013, we defined strategic actions across three areas: capital deployment, organisation and cost efficiency, and growth. In May 2013, we announced a set of three interconnected and equally weighted priorities for 2014 to 2016 to help us deliver our strategy:

•	grow the business and dividends;

•	implement Global Standards; and

•	streamline processes and procedures.

These priorities form the basis for this Strategic Report. Each priority is interrelated, complementary and underpinned by initiatives within our day-to-day business. Together they create value for our customers and shareholders, and contribute to the long-term sustainability of HSBC.

A diagrammatic representation of the priorities and their related themes is provided on page 12.

How we measure performance

We track our progress in implementing our strategy with a range of financial and non-financial measures or key performance indicators. Specific targets have been set for the period 2014 to 2016 at both a Group level and for each of our global businesses and regions.

Rewarding performance

The remuneration of all staff within the Group, including executive Directors, is based on the achievement of financial and non-financial objectives. These objectives, which are aligned with the Group’s strategy, are detailed in individuals’ annual scorecards. To be considered for a variable pay award, an individual must have fully complied with HSBC Values.

For further information on HSBC Values, see page 25.

HSBC HOLDINGS PLC

Strategic Report (continued)

Highlights of 2013

➢	Profit before tax was up 9% to US$22.6bn on a reported basis. Underlying profit before tax was up 41% to US$21.6bn.

➢	Considerable progress in delivering on strategic priorities including the disposal or closure of a further 20 businesses and non-core investments announced in 2013, helping make HSBC easier to manage and control.
➢	Reinforced HSBC’s position as one of the best-capitalised banks in the world. Based on our current understanding of capital rules, we remain well-placed to meet expected future capital requirements.

➢	Dividends to shareholders increased to US$9.2bn as capital strength creates capacity for organic growth and allows us to increase the dividends paid.

For a description of the difference between reported and underlying performance, see page 16.

For footnotes, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Cautionary statement regarding forward-looking statements

The Annual Report and Accounts 2013 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.

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

•

changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•

factors specific to HSBC, including discretionary RWA growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPA.

2a

HSBC HOLDINGS PLC

Strategic Report (continued)

Group Chairman’s Statement

Against the welcome backdrop of generally improving economic conditions, we significantly progressed the reshaping of HSBC during 2013. The focus of these efforts was two-fold; alongside concentrating on capturing the high quality opportunities from and within our increasingly distinctive international network and diversified business model we strove to improve risk management and control through eliminating or restructuring businesses with higher inherent risk characteristics. The combination of our commitment to implementing Global Standards, addressing regulatory changes and managing increased capital discipline has driven a fundamental review of all aspects of our business. I have no doubt that a stronger HSBC is emerging from this process. The Group Chief Executive’s Review gives greater detail of the progress made on this journey and draws out the key elements of HSBC’s performance in 2013.

If there is one thing to highlight from all the work being done, it is the recognition of the benefits to our customers of the connectivity we can deliver across geographies and through our universal banking model. As we reshape HSBC we shall not lose sight of the importance of these network benefits or of the fact that this network has taken close to 150 years to build.

Nowhere is this more evident than in our businesses facilitating cross-border investment and trade activities. Our geographic presence, which straddles both the key developed Western economies and the most important markets in Asia, Latin America and the Middle East, adds both comparative advantage and resilience to our competitive positioning.

China finished the year with record trade figures, thereby becoming the largest trading nation in the world, and it is fitting that the cover of this year’s Annual Report features the three cities where HSBC’s trade credentials were established in 1865 and which are now playing key roles in the internationalisation of the renminbi, namely Shanghai, Hong Kong and London.

Performance in 2013

HSBC’s performance in 2013 was reassuringly sound across our main business areas with good underlying momentum in areas of targeted investment.

Pre-tax profit on a reported basis was US$22.6 billion, 9% or US$1.9 billion higher than that reported in 2012. On an underlying basis, profit before tax was 41% (US$6.3 billion) ahead of last year, driven primarily by welcome reductions in loan impairment charges as well as in fines and penalties and customer redress costs.

These improvements flow in large part from the re-positioning of the Group and from enhanced risk controls given effect over the last three years.

Earnings per share of US$0.84 compared with US$0.74 in 2012. Shareholders’ equity stood at US$181.9 billion, some US$6.6 billion higher than at the start of the year. The Group’s market capitalisation rose over the year by US$13 billion and at US$207 billion exceeded shareholders’ equity by US$25 billion or 14%.

Continuing strong capital generation from operating results, together with the favourable effect of the ongoing run-off of exit portfolios and non-core disposals, lifted our core tier 1 ratio to 13.6% compared with 12.3% at the start of the year.

Taking account of our strong capital position and earnings performance, the Board has approved a fourth interim dividend in respect of 2013 of US$0.19 per share, as against US$0.18 per share in 2012. The Board intends to maintain the first three quarterly interim dividends in respect of 2014 at US$0.10 per share. Total dividends in respect of 2013 of US$0.49 per share were 9% or US$0.04 higher than in 2012, amounting to US$9.2 billion in aggregate, an increase in pay-out of US$0.9 billion.

Once again in 2013, the British Government increased the rate of the bank levy imposed on the consolidated balance sheets of UK domiciled banks and expanded the scope of the levy. This increased the cost to HSBC in 2013 by US$321 million, taking the levy for the year to US$904 million, of which US$484 million related to non-UK banking activity. The impact of the levy represented US$0.05 per share

HSBC HOLDINGS PLC

Strategic Report (continued)

which would otherwise have been available for distribution to shareholders or retained to strengthen the capital base or support incremental growth.

Global Standards and regulatory change

In the current public policy debates about how best to restore and expand economic growth, two themes critical to our industry stand out. First, how to prevent another financial crisis and what tools are needed to minimise the cost to society should one occur. Second, how to achieve a better balance between economic activity and a more equitable distribution of the economic growth that is generated in the future.

We are clear that through building the further resilience mandated by global regulatory changes and by implementing and adhering to global standards in all aspects of compliance, we can address both sets of objectives and build a more sustainable future for HSBC. Much has been done but there is much still to do.

The Group Chief Executive’s Review highlights the priority we give to this agenda. It remains the key focus of the Board’s governance of executive performance. In executing these responsibilities, the Board is also acutely aware of its commitments under the Deferred Prosecution Agreement and associated regulatory undertakings entered into in December 2012. As reported at our interim results, Michael Cherkasky, the Monitor appointed to evaluate and report upon the effectiveness of the Group’s AML and sanctions compliance function and HSBC’s progress in meeting its remedial obligations, commenced his work in July last year. The Board, both directly and through its Financial System Vulnerabilities Committee, has established a good working relationship with the Monitor in order to support him and his team in the execution of their assignment.

Responding to heightened standards

Sustainable success in banking is founded upon meeting the expectations of society. Fundamentally, this means delivering transparent and fair outcomes to our customers. It also means avoiding any perception of self-interest by ensuring there is a proper division of value between providers and consumers of financial products and services. While regulatory changes seek to address the framework supporting these outcomes, responsibility and accountability rest with the industry itself, and ultimately with the management and boards of individual institutions. We understand this and strive to be seen as proactively responsive to rising expectations. We made good progress in 2013 in this regard. In particular, we redesigned the compensation frameworks in Retail

Banking and Wealth Management around the customer, so that from the start of 2014 we have removed the link between financial reward opportunity and product sales for substantially all of our staff in our retail and wealth businesses. We have also stepped up the Board’s governance oversight over conduct and behavioural issues, and I deal with this later.

Board changes

It is critical to all we do that we have the breadth and depth of experience on the Board necessary to provide effective governance and challenge. As we refresh the Board to take account of planned retirements, we seek to add skills and experience complementary to those already on the Board in order to strengthen the range of oversight competences within the Board. Through the Nomination Committee we look up to two years ahead to identify a pipeline of suitable candidates and I am hugely encouraged by the quality of individuals we are able to identify and attract.

We shall be saying goodbye to two long-serving Directors later this year. Both John Coombe and James Hughes-Hallett have given outstanding service and commitment over their nine years on the Board and its Committees. They will not seek re-election at the AGM in May.

In his time on the Board, in addition to his measured contributions to Board discussions, John has brought a wealth of business and financial experience and expertise to the Group Audit Committee, which latterly he chaired, and to the Group Risk and Remuneration Committees. In these roles he has taken on a considerable workload and critical responsibilities throughout periods of significant economic and market uncertainty and major regulatory change. Upon his retirement it is proposed that John will be succeeded in his role as Chair of the Group Audit Committee by Renato Fassbind.

With his deep experience of managing a broad range of international businesses, notably in the Far East, James has brought a businessman’s perspective to the Board as well as detailed knowledge of both Hong Kong and mainland China. James has served with distinction on the Group Audit, Risk, Corporate Sustainability and Nomination Committees.

On behalf of the Board and shareholders, I want to take this opportunity to acknowledge their contribution to HSBC and record our appreciation and gratitude for their long and distinguished periods of service.

On 21 February we announced the appointment of a new Director to the Board.

HSBC HOLDINGS PLC

Strategic Report (continued)

Kathleen Casey, a former Commissioner of the US Securities and Exchange Commission (‘SEC’), will join the Board as an independent non-executive Director with effect from 1 March 2014. She will become a member of the Group Audit Committee and the Financial System Vulnerabilities Committee.

Kathleen served as an SEC Commissioner from 2006 to 2011, acting as the regulator’s principal representative in multilateral and bilateral regulatory dialogues including with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Before being appointed Commissioner, Kathleen spent 13 years on Capitol Hill, holding various positions including Staff Director and Counsel of the United States Senate Committee on Banking, Housing and Urban Affairs (2003-2006).

Kathleen brings to the Board a wealth of experience of financial services regulation gained though public service at a key time in the regulatory evolution of the sector. Her skills will complement well the diverse background and experience of the Board.

Governance changes

Recognising the benefits to be had from reinforcing the links between our major subsidiary boards and HSBC Holdings, the Board invited Rona Fairhead to extend her term of service on the Board and take on the Chairmanship of HSBC North America Holdings Inc. The Board was delighted when she accepted this invitation, taking on her new role with effect from the start of this year.

Finally, the Board considered in depth the conclusions and recommendations of the Parliamentary Commission on Banking Standards on conduct and behaviour in banks and concluded that the Board should expand and enhance its oversight of these areas. Accordingly, the Board has established a new Committee, the Conduct and Values Committee, into which will be folded much of what was done historically in the Group Corporate Sustainability Committee. I am delighted to report that Rachel Lomax has agreed to chair this new committee. Further details of its terms of reference and membership are set out on page 362.

Looking forward

As well as addressing the regulatory and governance challenges we face, it is essential to keep a sense of perspective and be able to focus on the significant opportunities arising from successful execution of our strategy. Let me outline four by way of illustration.

First, trade. HSBC was founded on financing trade and investment flows. By 2050 trade and capital flows between Asia, the Middle East and Latin America, in which we are well represented, could increase tenfold. The internationalisation of the renminbi, where HSBC is already the leading international bank, will amplify these opportunities.

Second, the world’s population is ageing, necessitating considerably greater privately funded retirement saving. HSBC’s research shows that globally some 48% of people have never saved for retirement and that 56% admit they are not preparing adequately.

Third, as the world’s population expands there is an urgent need to fund the technology and infrastructure investment that will deliver the energy, water and food needed to support the extra two billion people predicted to be living by 2050.

Fourth, we need to invest to bring to our customers the benefits available through smarter digital technology and richer data.

The above represent only some of the foreseeable changes to which banking needs to respond in order to enable our customers better to meet their financial needs and aspirations.

The opportunities are clear; HSBC’s commitment to be a trusted partner in the delivery of these opportunities lies at the heart of our strategy. Our ability to succeed lies in the strength and range of our networks and our universal banking model. The rest of this Strategic Report covers the detail of that strategy.

Finally, what we have achieved in 2013 and what we plan to do rests upon the dedication and commitment of our employees, the continuing support of our customers, counterparties and shareholders, the trust of our regulators and public confidence more generally. On behalf of the Board, I want to take this opportunity to thank our staff for all their efforts and their continuing loyalty to HSBC, and to commit to those we serve and those who regulate us that we are focused on continuing to earn their trust and deserve their confidence in HSBC.

D J Flint, Group Chairman

24 February 2014

HSBC HOLDINGS PLC

Strategic Report (continued)

Group Chief Executive’s Review

2013 marked the end of the first stage of implementation of our strategy for HSBC. Throughout this three-year period we have worked constantly to reshape HSBC and improve returns. The Group today is leaner and simpler than in 2011 with strong potential for growth.

In 2011, I outlined a strategy to realise our purpose as a business and to establish HSBC as the world’s leading international bank. It aims to capitalise on two major trends: the continuing growth of international trade and capital flows; and wealth creation, particularly in Asia, the Middle East and Latin America. Over the last three years we have put this into action, pursuing more effective capital deployment, greater organisational efficiency and improved growth.

We have simplified HSBC considerably since 2011, initiating the disposal or closure of 63 non -strategic businesses or non-core investments, including 20 in 2013. This represents a potential reduction in risk-weighted assets of around US$95bn, equivalent to about 9% of 2010 year-end risk-weighted assets. To date, about US$90bn in risk-weighted assets have been released with, potentially, some US$5bn still to come.

We have transformed the way that we run the business, exerting pressure on costs and making it easier to manage and control. We have installed consistent business models, reshaped global businesses and global functions, and removed layers of management to give staff greater responsibility, improve decision making and remove bureaucracy. The number of full-time equivalent employees has been reduced from 295,000 at the start of 2011 to

254,000 at the end of 2013, primarily through disposals and our cost-reduction programmes. We achieved an additional US$1.5bn of sustainable cost savings bringing our total annualised sustainable cost savings to US$4.9bn since 2011. This comfortably exceeded our target of US$2.5-3.5bn and provides good momentum into 2014. On a constant currency basis and excluding UK customer redress and restructuring costs, operating expenses in 2013 were broadly flat compared to 2010. This demonstrates the impact of our sustainable cost savings and business disposals in broadly offsetting cost increases, which came primarily from inflationary pressures, the UK bank levy and investment in risk and compliance, as well as business initiatives.

We have positioned HSBC to capture international trade and capital flows, 90% of which go through markets covered by our international network. We have also sought to capitalise on the advantages that our unique network provides.

We have focused on our product capabilities to broaden client coverage, grown revenue through greater collaboration between global businesses and strengthened them through investment and senior hires in strategic markets such as Hong Kong, mainland China and Germany. We have also combined our market-leading position in Asia and our global reach to cement our position as the number one international bank for renminbi (‘RMB’) business in the world, as recognised by the 2013 Asiamoney Offshore RMB Services Survey. Our leadership in the Greater Chinese market continues to be reflected in our first place rankings in the dim sum bond issuance and Hong Kong M&A league tables for 2013, and the announcement that we are the first custodian bank to service London-based renminbi qualified foreign institutional investors.

Our presence in markets across all of the major global trade routes has enabled us to support clients with international growth ambitions. In 2013 alone, we launched funds in Canada, Egypt, France, Mexico, Turkey, the UAE, the UK and the US offering financing to help our internationally focused SME clients. We have continued to build our international network through investments in city clusters, notably in the US, mainland China and Germany. Our clients are also benefiting from the global network of China desks that we established to assist companies trading with and from mainland China.

We also helped many of our customers achieve their personal ambitions. For instance, in the UK we lent £3.8bn (US$6.0bn) to help more than 30,000 first-time buyers purchase their own home in 2013.

HSBC HOLDINGS PLC

Strategic Report (continued)

We also provided greater convenience for our retail customers by rolling out new mobile applications across 25 key markets, with 2.5 million downloads in 2013.

Through actions like these we have already replaced approximately a third of the reduction in total revenue from disposals by growing our business since the start of 2011.

Although much progress has been made since 2011, we did not meet all of our targets by the end of 2013. Our reported cost efficiency ratio of 59.6% and return on equity of 9.2% in 2013 were both outside our target ranges, in part affected by continuing UK customer redress. In addition, there is further work required to grow our incremental wealth revenues to achieve our target of US$3bn in the medium term.

Performance

Our performance in 2013 was influenced by the strategic measures that we have taken since the start of 2011.

Reported profit before tax was US$22.6bn, US$1.9bn higher than 2012, and underlying profit before tax was US$21.6bn, US$6.3bn higher than last year. Underlying revenue grew 9% faster than costs in 2013.

Underlying profit before tax was higher in three out of our four global businesses and all of our regions, with the exception of Latin America where underlying profit before tax fell. Whilst our performance in Latin America was affected by slower economic growth and inflationary pressures, we made significant progress in repositioning our portfolios with a focus on our priority markets of Brazil, Mexico and Argentina.

In Commercial Banking, underlying profit before tax increased by 5%, driven by higher revenues and lower costs. Higher revenue reflected average balance sheet growth, partly offset by spread compression, together with higher lending fees and improved collaboration with our other global businesses. These factors were partially offset by higher loan impairment charges, notably in Latin America.

In Global Banking and Markets, underlying profit before tax increased by 15%. This was driven by higher revenue and significantly lower loan impairment charges and other credit risk provisions. The increase in revenue was, in part, underpinned by a resilient performance in the majority of our customer-facing businesses.

In Retail Banking & Wealth Management underlying profit before tax increased by US$2.4bn as we made further progress in running-off the Consumer Mortgage and Lending (‘CML’) portfolio in North America, with the improvement in loan impairment charges more than offsetting the decline in revenue. Our Retail Banking & Wealth Management business excluding the US run-off portfolio benefited from lower UK customer redress charges and further sustainable cost savings, together with revenue growth, mainly in Hong Kong and Europe excluding the loss on sale of the HFC Bank secured lending portfolio.

We continued to address legacy issues and reposition our business model and client base in Global Private Banking, which in part resulted in a reduction in underlying profit before tax of US$0.7bn.

Our capital position strengthened over the year. Our core tier 1 ratio increased to 13.6% and our estimated CRD IV end point basis common equity tier 1 ratio increased to 10.9%. We remain well placed to meet expected future capital requirements, and will continue to review the evolution of the regulatory environment.

We continued to demonstrate our ability to generate capital to grow our business and to support our progressive dividend policy, cementing our status as one of the highest dividend payers in the FTSE.

Strategy – next phase

2014 marks the beginning of the next phase of strategy implementation. This will be a continuation of the work that we began in 2011, albeit with new goals informed by our experience of the past three years.

At our investor update in May we reaffirmed our return on equity target at 12-15% and modified our cost-efficiency target for 2014-16 to mid-50s. We also announced three strategic priorities for 2014-16, each of equal importance.

First, our strategy is designed to further grow the business and dividends. We will continue to recycle risk-weighted assets from lower return to higher return parts of the Group. Our capital strategy aims to increase dividends progressively. If we are unable to deploy the remaining capital ourselves in such a way that it provides incremental value for our shareholders, we may seek to neutralise the effect of scrip dividends through share buy-backs, subject to regulatory capital requirements and shareholder approval. We shall also continue to wind down and

HSBC HOLDINGS PLC

Strategic Report (continued)

thus reduce the impact of our portfolio of legacy businesses.

Second, we will continue to implement our Global Standards programme which we believe will increase the quality of the Group’s earnings. Global Standards governs all of our activity and will drive consistently high standards through HSBC globally. We have made substantial investment in risk and compliance capabilities across all businesses and regions to strengthen our response to the ongoing threat of financial crime, and will continue to do so. This is the right thing to do, in line with our values, and we believe that it will also become a source of competitive advantage.

Third, we aim to deliver a further US$2-3bn of sustainable savings by streamlining our processes and procedures without in any way compromising our commitment to compliance and Global Standards. There remains considerable scope within the business to globalise and simplify many of our operations and practices.

These priorities are essential to realising our vision of establishing HSBC as the world’s leading international bank.

Outlook

We remain of the view that the GDP of mainland China will grow by 7.4% this year, the UK by 2.6%, the USA by 2.5% and Western Europe by 1.2%.

Although there has been a sharp sell-off in some emerging markets, both when tapering was first talked of last June and more recently in January of this year, we see this as a reflection of specific circumstances rather than a generalised threat. The countries most affected have two common themes, large current account deficits and the uncertain outcomes arising from elections within a year. Other emerging markets such as Mexico have, by contrast, been upgraded by the rating agencies in the same period. Overall, we remain optimistic about the longer-term prospects of emerging markets and especially the opportunities for HSBC, which will arise from the anticipated material expansion in South-South trade and capital flows. In the short term, we stress the importance of differentiating within and between individual countries within the generic category of emerging markets. Nevertheless, we anticipate greater volatility in 2014 and choppy markets as adjustments are made to changing economic circumstances and sentiment.

S T Gulliver, Group Chief Executive

24 February 2014

HSBC HOLDINGS PLC

Strategic Report (continued)

Value creation and long-term sustainability

• How we create value	9	Through our principal activities – making payments, holding savings, providing finance and managing risks – we play a central role in society and in the economic system. Our target is to build and maintain a business which is sustainable in the long term.
• Long-term sustainability	10
• Our strategy	11
• Our strategic priorities	12

In May 2013, we reinforced our vision for the long-term direction of HSBC first outlined in 2011, together with a clear strategy that will help us achieve it. It guides where and how we seek to compete. We constantly assess our progress against this strategy and provide regular updates to stakeholders.

How we create value

Banks, and the individuals within them, play a crucial role in the economic and social system, creating value for many parties in different ways. We provide a facility for customers to securely and conveniently deposit their savings. We allow funds to flow from savers and investors to borrowers, either directly or through the capital markets. The borrowers then use these loans or other forms of credit to buy goods or invest in businesses. By these means, we help the economy to convert savings which may be individually short-term into financing which is, in aggregate, longer term. We bring together investors and people looking for investment funding and we develop new financial products. We also facilitate personal and commercial transactions by acting as payment agent both within countries and internationally. Through these activities, we take on risks which we then manage and reflect in our prices.

Our direct lending includes residential and commercial mortgages and overdrafts, and term loan facilities. We finance importers and exporters engaged in international trade and provide advances to companies secured on amounts owed to them by their customers.

We also offer additional financial products and services including broking, asset management, financial advisory, life insurance, corporate finance, securities services and alternative investments. We make markets in financial assets so that investors have confidence in efficient pricing and the availability of buyers and sellers. We provide these products for clients ranging from governments to large and mid-market corporates, small and medium-sized enterprises, high net worth individuals and retail customers. We help customers raise financing from external investors in debt and equity capital markets. We create liquidity and price transparency in these securities allowing investors to buy and sell them on the secondary market. We exchange national currencies, helping international trade.

Value creation

Our main products and services are described in more detail on page 79.

Our operating income is primarily derived from:

•	net interest income – interest income we earn on customer loans and advances and on our surplus funds, less interest expense we pay on interest-bearing customer accounts and debt securities in issue;

•	net fee income – fee income we earn from the provision of financial services and products to customers less fees we pay; and

•	net trading income – income from client driven trading activities primarily conducted in Markets, including Foreign Exchange, Credit, Rates and Equities trading.

HSBC HOLDINGS PLC

Strategic Report (continued)

We offer products that help a wide range of customers to manage their risks and exposures through, for example, life insurance and pension products for retail customers and receivables finance or documentary trade instruments for companies. Corporate customers also ask us to help with managing the financial risks arising in their businesses by employing our expertise and market access.

An important way of managing risks arising from changes in asset and liability values and movements in rates is provided by derivative products such as forwards, futures, swaps and options. In this connection, we are an active market-maker and derivative counterparty. Customers use derivatives to manage their risks, for example, by:

•	using forward foreign currency contracts to hedge their income from export sales or costs of imported materials;

•	using an inflation swap to hedge future inflation-linked liabilities, for example, for pension payments;

•	transforming variable payments of debt interest into fixed rate payments, or vice versa; or

•	providing investors with hedges against movements in markets or particular stocks.

We charge customers a margin, representing the difference between the price charged to the customer and the theoretical cost of executing an offsetting hedge in the market. We retain that margin, which represents a profit to the Group, at maturity of the transaction if the risk management of the position has been effective.

We then use derivatives along with other financial instruments to constrain the risks arising from customer business within risk limits. Normally, we will have customers both buying and selling relevant instruments so our focus is then on managing any residual risks through transactions with other dealers or professional counterparties. Where we do not fully hedge the residual risks we may gain or lose money as market movements affect the net value of the portfolio.

Stress tests and other risk management techniques are also used to ensure that potential losses remain within our risk appetite under a wide range of potential market scenarios.

In addition, we manage risks within HSBC, including those which arise from the business we do with customers.

For further information on our risk measures, see page 38, and on how we manage our own risks, see page 39.

Long-term sustainability

At HSBC, we understand that the success of our business is closely connected to the economic, environmental and social landscape in which we operate. For us, long-term corporate sustainability means achieving a sustainable return on equity and profit growth so that we can continue to reward shareholders and employees, build long-lasting relationships with customers and suppliers, pay taxes and duties in the countries in which we operate, and invest in communities for future growth. The way we do business is as important as what we do: our responsibilities to our customers, employees and shareholders as well as to the countries and communities in which we operate go far beyond simply being profitable.

Continuing financial success depends, in part, on our ability to identify and address environmental, social and ethical developments which present risks or opportunities for the business. It also depends on the consistent implementation of the highest standards everywhere we operate to detect, deter and protect against financial crime. Our response to these factors shapes our reputation, drives employee engagement and affects the riskiness of the business, and can help reduce costs and secure new revenue streams.

Our international spread and the long-established position of many of our businesses in HSBC’s home and priority growth markets, when combined with our wide-ranging portfolio of products and services, differentiate HSBC from our competitors and give our business and operating models an inherent resilience. This has enabled the Group to remain profitable and grow through the most turbulent of times for our industry, and we are confident that the models will continue to stand us in good stead in the future and will underpin the achievement of our strategic priorities.

Our business and operating models are described in more detail on page 13. For further information on our response to environmental and community issues, see page 34.

HSBC HOLDINGS PLC

Strategic Report (continued)

Our strategy

Long-term trends

Our strategy is aligned to two long-term trends:

•

The world economy is becoming ever more connected, with growth in world trade and cross-border capital flows continuing to outstrip growth in average gross domestic product. Over the next decade we expect 35 markets to generate 90% of world trade growth with a similar degree of concentration in cross-border capital flows.

•

Of the world’s top 30 economies, we expect those of Asia-Pacific, Latin America, the Middle East and Africa to have increased by around four-fold in size by 2050, benefiting from demographics and urbanisation. By this time they will be larger than those of Europe and North America combined. By 2050, we expect 18 of the 30 largest economies will be from Asia-Pacific, Latin America or the Middle East and Africa.

Competitive advantages

What matters in this environment are:

•	having an international network and global product capabilities to capture international trade and movements in capital; and

•	being able to take advantage of organic investment opportunities in the most attractive growth markets and maintaining the capacity to invest.

HSBC’s competitive advantages come from:

•	our meaningful presence in and long-term commitment to our key strategic markets;
•	our strong ability to add to our capital base while also providing competitive rewards to our staff and good returns to our shareholders;

•	our stable funding base, with about US$1.5 trillion of customer accounts of which 73% has been advanced to customers;

•	our business network, which covers over 90% of global trade and capital flows; and

•	our local balance sheet strength and trading capabilities in the most relevant financial hubs.

A two-part strategy

Based on these long-term trends and our competitive advantages, we have developed a two-part strategy:

•

A network of businesses connecting the world. HSBC is well positioned to capture growing international trade and capital flows. Our global reach and range of services place us in a strong position to serve clients as they grow from small enterprises into large multi-nationals through our Commercial Banking and Global Banking & Markets businesses.

•

Wealth management and retail with local scale. We will capture opportunities arising from social mobility and wealth creation in our priority growth markets across Asia-Pacific, Latin America and the Middle East, through our Premier proposition and Global Private Banking business. We will invest in full scale retail businesses only in markets where we can achieve profitable scale, namely in our home markets of the United Kingdom and Hong Kong.

HSBC HOLDINGS PLC

Strategic Report (continued)

Our strategic priorities

Our strategic priorities are designed to ensure we have a sustainable business for the long term.

Grow …	Implement …

Profit underpins long-term business sustainability and growing our profit is an integral part of our strategy. The conditions for creating value and generating profits are reflected in our business and operating models, which determine how our global businesses, geographical regions and functions interact. Delivering organic growth will support a progressive dividend.	A global bank needs global standards – consistent operating principles that are fundamental to the way we do business and which help us to detect, deter and protect against financial crime. Implementing Global Standards affects how we govern the Group, the nature of our core business and the performance, recognition and behaviours of all our people in managing high quality customer relationships. It starts with embedding our HSBC Values in everything we do.

Streamline …

This initiative is critical to the long-term sustainability of our business. Society’s expectations of the financial services industry are evolving and becoming more demanding. At the same time, the digital revolution is reducing barriers to new entrants to the industry and markets are becoming increasingly competitive. In this environment, it is essential that we focus relentlessly on improving efficiency, ensuring that all parts of the Group streamline their processes and procedures and, as a consequence, reduce their costs. In doing so, we must remain cognisant of our wider obligations to the community, including human rights, and the environment.

HSBC HOLDINGS PLC

Strategic Report (continued)

Strategic priority 1

Grow the business and dividends

• Business model	13

Our targets are to:

1.   grow risk-weighted assets (‘RWA’s) in line with our organic investment criteria;

2.   progressively grow dividends and introduce share buy-backs as appropriate; and

3.   reduce the effect of legacy and non-strategic activities on our profit before tax and RWAs.

• Operating model	14
• Financial performance	16
Our success in meeting our targets is described on page 20.

Business model

Our business model is based on an international network connecting and serving a cohesive portfolio of markets.

Our comprehensive range of banking and related financial services is provided by operating subsidiaries and associates. Services are primarily delivered by domestic banks, typically with local deposit bases.

The UK and Hong Kong are our home markets, and a further 20 countries form our priority growth markets (see table below). These 22 markets accounted for over 90% of our profit before tax in 2013, and are the primary focus of capital deployment. Network markets are markets with strong international relevance which serve to complement our international spread, operating mainly through Commercial Banking and Global Banking and Markets. Our combination of home, priority growth and network markets covers around 85-90% of all international trade and financial flows.

The final category, small markets, includes those where our operations are of sufficient scale to operate profitably, or markets where we maintain representative offices.

Our legal entities are regulated by their local regulators and on a Group-wide basis we are regulated from the UK by the Prudential Regulation Authority (‘PRA’) for prudential matters (safety and soundness) and by the Financial Conduct Authority (‘FCA’) for conduct (consumer and market protection).

HSBC’s market

HSBC HOLDINGS PLC

Strategic Report (continued)

Operating model

Our operating model is based on a matrix management structure comprising global businesses, geographical regions and global functions.

The matrix is overlaid on a legal entity structure headed by HSBC Holdings plc.

Holding company

HSBC Holdings, the holding company of the Group, is the primary source of equity capital for its subsidiaries and provides non-equity capital to them when necessary.

Under authority delegated by the Board of HSBC Holdings, the Group Management Board (‘GMB’) is responsible for the management and day-to-day running of the Group, within the risk appetite set by the Board. GMB works to ensure that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any banking subsidiary, nor is a lender of last resort and does not carry out any banking business in its own right. Subsidiaries operate as separately capitalised entities implementing the Group strategy.

Matrix management structure

The following table lists our four global businesses, six geographical regions and 11 global functions, and summarises their responsibilities under HSBC’s matrix structure.

For details of our principal subsidiaries see Note 24 on the Financial Statements. A simplified Group structure chart is provided on page 570.

Matrix management structure

HSBC HOLDINGS PLC

Strategic Report (continued)

Global businesses

Our four global businesses are Retail Banking and Wealth Management (‘RBWM’), Commercial Banking (‘CMB’), Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’). They are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the parameters of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance, and manage their headcount.

The main business activities of our global business are summarised below, and their products and services on page 79.

Main business activities by global business and reported revenue5 in 2013

For footnotes, see page 46.

Investment criteria

Our investment criteria are governed by six filters. The first two filters – international connectivity and economic development – determine whether the business is strategically relevant. The next three filters – profitability, efficiency and liquidity – determine whether the financial position of the business is attractive. The sixth filter – the risk of financial crime – governs our activities in high risk jurisdictions, and is applied to protect us by restricting the scope of our business where appropriate.

Decisions over where to invest additional resources have three components:

•	Strategic – we will only invest in businesses aligned to our strategy, mostly in our 22 home and priority growth markets and in target businesses and clients;

•	Financial – the investment must be value accretive for the Group, and must meet minimum returns, revenue and cost hurdles; and
•	Risk – the investment must be consistent with our risk appetite.

Using the six filters in decision-making

HSBC HOLDINGS PLC

Strategic Report (continued)

Financial performance

Performance reflected underlying momentum in areas of targeted investment

Reported results

	2013	2012	2011
	US$m	US$m	US$m

Net interest income	35,539	37,672	40,662
Net fee income	16,434	16,430	17,160
Other income	12,672	14,228	14,458

Net operating income[5]	64,645	68,330	72,280

LICs[12]	(5,849)	(8,311)	(12,127)

Net operating income	58,796	60,019	60,153

Total operating expenses	(38,556)	(42,927)	(41,545)

Operating profit	20,240	17,092	18,608

Income from associates[13]	2,325	3,557	3,264

Profit before tax	22,565	20,649	21,872

For footnotes, see page 46.

Reported profit before tax of US$22.6bn in 2013 was US$1.9bn or 9% higher than in 2012. This was primarily due to lower adverse fair value movements of US$4.0bn on own debt designated at fair value resulting from changes in credit spreads and decreases in both loan impairment charges and other credit risk provisions (‘LICs’) of US$2.5bn and operating expenses of US$4.4bn. These factors were partially offset by lower gains (net of losses) from disposals and reclassifications of US$2.2bn, compared with US$7.8bn in 2012. Gains on disposals in 2013 included the gain of US$1.1bn on sale of our operations in Panama and US$1.1bn from the reclassification of Industrial Bank Co. Limited (‘Industrial Bank’) as a financial investment following its issue of share capital to third parties.

The Board approved a 6% increase in the final dividend in respect of 2013 to US$0.19 per share, US$0.01 higher than the final dividend in respect of 2012. Total dividends in respect of 2013 were US$9.2bn (US$0.49 per share), US$0.9bn higher than in 2012. The core tier 1 capital ratio strengthened from 12.3% to 13.6%, and the estimated CRD IV end point basis common equity tier 1 ratio also improved from 9.5% to 10.9%. This was driven by a combination of capital generation and a reduction in risk-weighted assets from management actions. Uncertainty remains, however, around the precise amount of capital that banks will be required to hold under CRD IV as key technical standards and consultations from regulatory authorities are pending. These include the levels, timing and interaction of CRD IV capital buffers and a review of the Pillar 2 framework.

Underlying performance

For further information on non-GAAP financial measures, see page 47.

From reported results to underlying performance

To arrive at underlying performance,

•	we adjust for the year-on-year effects of foreign currency translation;

•	we eliminate the fair value movements on our long-term debt attributable to credit spread (own credit spread) where the net result of such movements will be zero upon maturity of the debt; and

•

we adjust for acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses, by eliminating the gain or loss on disposal in the year incurred and removing the operating profit or loss of the acquired and disposed of businesses from all years presented.

Reconciliations of our reported results to an underlying basis are provided in the Form 20-F filed with the Securities and Exchange Commission which is available on www.hsbc.com.

Underlying profit before tax (US$bn)	Profit attributable to ordinary shareholders (US$m)	Earnings per share (US$)

HSBC HOLDINGS PLC

Strategic Report (continued)

On an underlying basis, profit before tax rose by 41% to US$21.6bn, primarily from higher net operating income before loan impairment charges and other credit risk provisions (‘revenue’), lower LICs, notably in North America, Europe and Middle East and North Africa, and lower operating expenses, mainly from the non-recurrence of a charge in 2012 arising from US investigations and reduced charges relating to UK customer redress.

Underlying profit before tax in our global businesses rose with the exception of GPB which decreased by US$0.7bn to US$0.2bn as we continued to address legacy issues and reposition the customer base.

The following commentary is on an underlying basis.

Revenue across the Group was stable, underpinned by a resilient performance in GB&M and growth in CMB

Underlying revenue rose by US$1.7bn or 3% to US$63.3bn. This reflected a number of factors including net favourable fair value movements on non-qualifying hedges of US$0.8bn, a net gain recognised on completion of the disposal of our investment in Ping An of US$0.6bn offsetting the adverse fair value movements on the contingent forward sale contract recorded in 2012, and foreign exchange gains on sterling debt issued by HSBC Holdings of US$0.4bn.

Revenue increased in CMB following average balance sheet growth partly offset by spread compression together with higher lending fees and improved collaboration with other global businesses. In GB&M, revenue was higher, in part reflecting a resilient performance in a majority of our customer-facing businesses. These factors were partially offset by lower revenue in RBWM, primarily from the run-off of our US CML portfolio and, in GPB, from the loss on write-off of goodwill relating to our Monaco business and the repositioning of our client base.

LICs fell in the majority of our regions, notably in North America, Europe and in the Middle East and North Africa

Underlying LICs were US$1.9bn or 25% lower than in 2012, primarily in North America where the decline was, in part, due to improvements in housing market conditions, reduced lending balances from continued portfolio run-off and loan sales, and lower levels of new impaired loans and delinquency in the CML portfolio. LICs were also lower in

Europe, mainly in GB&M and CMB, and in the Middle East and North Africa, which benefited from an overall improvement in the loan portfolio. By contrast, LICs were higher in Latin America, particularly in Mexico from specific impairments in CMB relating to homebuilders due to a change in the public housing policy and higher collective impairments in RBWM. In Brazil, although credit quality improved following the modification of credit strategies in previous periods to mitigate rising delinquency rates, LICs increased, reflecting impairment model changes and assumption revisions for restructured loan account portfolios in RBWM and CMB, and higher specific impairments in CMB.

Operating expenses were lower, primarily driven by the non-recurrence of certain notable items in 2012 and further sustainable cost savings

Underlying operating expenses were US$2.6bn or 6% less than in 2012, primarily due to the non-recurrence of a 2012 charge following US anti-money laundering (‘AML’), Bank Secrecy Act (‘BSA’) and Office of Foreign Asset Control (‘OFAC’) investigations, lower UK customer redress charges and reduced restructuring and related costs.

Excluding these items, operating expenses were higher, mainly due to a rise in the UK bank levy, increased litigation-related expenses, notably a provision in respect of regulatory investigations in GPB, a Madoff-related charge in GB&M and investment in strategic initiatives, risk management and compliance. Higher operational costs also contributed, in part driven by general inflationary pressures and rental costs. These factors were partially offset by sustainable cost savings in the year and an accounting gain relating to changes in delivering ill-health benefits to certain employees in the UK.

The additional US$1.5bn of sustainable cost savings across all regions, took our total annualised cost savings to US$4.9bn since 2011 as we continued with our organisational effectiveness programmes during 2013. Together with business disposals, these led to a fall in the number of full-time equivalent staff of more than 6,500 to 254,000.

Income from associates rose, mainly driven by strong results in mainland China

Underlying income from associates increased, primarily from Bank of Communications Co., Limited (‘BoCom’), where balance sheet growth and increased fee income were partially offset by higher operating expenses and a rise in LICs.

HSBC HOLDINGS PLC

Strategic Report (continued)

The effective tax rate was 21.1% compared with 25.7% in 2012

The effective tax rate was lower than in 2012, reflecting non-taxable gains on profits associated with the reclassification of Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An Insurance (Group) Company of China, Ltd (‘Ping An’). In addition, the 2012 tax expense included the non-tax deductible effect of fines and penalties paid as part of the settlement of the US AML, BSA and OFAC investigations.

For more details of the Group’s financial performance, see page 51.

Balance sheet strength

Total reported assets were US$2.7 trillion, 1% lower than at 31 December 2012 on both a reported and a constant currency basis. Our balance sheet remained strong with a ratio of customer advances to customer accounts of 72.9%. This is a consequence of our business model and of our conservative risk appetite, which is predominantly to fund the growth in commercial assets with growth in customer accounts.

Loans and advances grew by US$87.0bn and Customer accounts increased by US$148.6bn on a constant currency basis. These included a US$52.8bn increase in reverse repo agreements and a rise of US$92.3bn in repo agreements, reflecting the change in the way GB&M manages these activities (see page 68). Excluding these, loans and advances to customers grew by more than US$34.0bn in 2013, notably in term and trade-related lending to corporate and commercial customers in Hong Kong and Rest of Asia-Pacific as demand for financing continued and, to a lesser extent, commercial real estate and other property-related lending grew. Mortgage lending rose in Rest of Asia-Pacific, Hong Kong and also in the UK. This was broadly offset by the strategic reduction in the US run-off portfolio. Customer accounts increased by over US$56.0bn in 2013, driven by growth mainly in Europe, Hong Kong and Rest of Asia-Pacific reflecting customer sentiment.

For further information on the Balance Sheet, see page 65, and on the Group’s liquidity and funding, see page 213.

Total assets (US$bn)	Post-tax return on average total assets (%)

Loans and advances to customers[14] (US$bn)	Customer accounts[14] (US$bn)	Ratio of customer advances to customer deposits (%)

For footnote, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Capital strength

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements, and are well placed to meet those expected in the future.

We monitor capital adequacy, inter alia, by use of capital ratios which measure capital relative to a regulatory assessment of risks taken and by the leverage ratio which measures capital relative to exposure.

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

Under the new regime, common equity tier 1 (‘CET1’) represents the highest form of eligible regulatory capital against which the capital strength of banks is measured. In 2013 we managed our capital position to meet an internal target ratio of 9.5-10.5% on a CET1 end point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

Leverage ratio

The following table presents our estimated leverage ratio in accordance with PRA instructions. The numerator is calculated using the CRD IV end point tier 1 capital definition and the exposure measure is calculated using the December 2010 Basel III text.

Estimated leverage ratio

	At 31 December
	2013	2012
	US$bn	US$bn

Tier 1 capital under CRD IV (end point)	133	116
Exposures after regulatory adjustments	3,028	2,760
Estimated leverage ratio (end point)	4.4%	4.2%

For further details of the leverage ratio, see page 312.

The above calculation excludes those tier 1 capital instruments which will be ineligible for inclusion in regulatory capital after the Basel III transitional period has fully elapsed. If we were to calculate the leverage ratio by adding back those instruments, the effect would be to increase estimated end point tier 1 capital by US$16bn and the leverage ratio by some 50 basis points at 31 December 2013.

For further information on the Group’s capital and our risk-weighted assets, see page 298.

Core tier 1 ratio[1] (%)	Total capital ratio (%)	Common equity tier 1 ratio[15] (%)

For footnotes, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Meeting our targets

Grow risk-weighted assets in line with our organic investment criteria

In 2013, the reduction in RWAs was mainly a result of the reclassification of Industrial Bank from an associate to a financial investment and the run-off of the US CML portfolio. We will continue to recycle RWAs from low to high performing opportunities within the Group’s risk appetite in line with our organic investment criteria. Organic investment decisions are made by GMB under authority delegated by the Board.

On the basis of current assumptions regarding the regulatory and the business operating environment, discretionary RWA growth remains targeted towards Rest of Asia-Pacific, Hong Kong, Latin America and Middle East and North Africa. Discretionary RWA growth excludes the effect of legacy and run-off portfolios, transactions, associates and major regulatory changes.

Return on risk-weighted assets (‘RoRWA’), as measured by pre-tax return on average risk-weighted assets, is one of the main operational measures by which we assess business performance and organic investment opportunities. RoRWA targets are set to ensure that business decisions remain aligned with our medium-to-longer term financial performance objectives.

Progressively grow dividends and introduce share buy-backs as appropriate

We remain one of the best-capitalised banks in the world, providing capacity for both organic growth and dividend return to shareholders. Over the past two years we have increased our dividend per ordinary share by 20%.

Although significant regulatory uncertainty remains, we continue to demonstrate our ability to generate capital and support a progressive dividend policy based on our three key strategic priorities of growing the business and dividends, implementing Global Standards and streamlining processes and procedures.

Our policy on share buy-backs will be strongly influenced by the emerging requirements for capital by regulators. In order to give ourselves the full range of options, we will seek to table a resolution at our 2014 Annual General Meeting for shareholders to enable share buybacks at a future date.

Uncertainty remains around the amount of capital that banks will be required to hold as key technical standards and consultations from regulatory authorities are pending. These include the levels, timing and interaction of CRD IV capital buffers and a review of the Pillar 2 framework. As more information becomes available, this will inform our capital target, planning and dividend policy.

Reduce the effect of legacy and non-strategic activities on our profit before tax and RWAs

We continue to make good progress reshaping our business, announcing 20 transactions disposing of or closing non-strategic businesses in 2013, bringing the total number since the start of 2011 to 63. These transactions have released around US$90bn in risk weighted-assets to date, with a further potential release of around US$5bn to come.

In 2013, in addition to the reclassification of Industrial Bank, we completed the sale of our Panama operations and, in the US CML portfolio, the sale of the non-real estate loan portfolio together with several tranches of real estate loans. We expect the ongoing recovery of the US housing market and increased investor appetite may provide further opportunities to accelerate the run-off of our CML portfolio in 2014, following significant RWA reductions in 2013.

Risk-weighted assets (US$bn)	Return on risk-weighted assets (%)	Dividend payout ratio (%)

HSBC HOLDINGS PLC

Strategic Report (continued)

We continue to actively manage down legacy RWA positions in GB&M. In 2013, increased disposals and amortisations contributed to the reduction in legacy RWA positions in GB&M.

Run-off portfolios’ contribution to RWAs (US$bn)

Run-off portfolios consist of legacy credit in GB&M and the US CML and other portfolios.

Brand value

Maintenance of the HSBC brand and our overall reputation remains a priority for the Group.

We continue to use the Brand Finance valuation method as reported in The Banker magazine as our core metric. This is our third year of using this benchmark. The Brand Finance methodology provides a comprehensive measure of the strength of the brand and its impact across all business lines and customer segments. It is wholly independent and is publicly reported. Our target is a top three position in the banking peer group and we have achieved this target with an overall value of US$26.9bn (up 18% from 2013), placing us second. We are the only company to be given an AAA rating for our brand in this year’s report.

Brand value (US$bn)

In addition to the Brand Finance measure, we have reviewed our performance in two other rating agency evaluations that receive substantial public coverage. In the Brand Z Most Valuable Global Brand tables published in the Financial Times in May 2013, we achieved first place in the International Banks peer grouping with a valuation of US$24bn (up 24% from 2012). The Interbrand Annual Best Global Brands report, published in September 2013, showed HSBC as the top ranked banking brand with a valuation of US$12bn (up 7% from 2012) and in second place when all financial services brands are considered.

We believe this performance is driven by an underlying strong brand equity established in recent years and a consistent and active programme of activities in support of the brand throughout 2013.

Economic contribution

By running a sustainable business, HSBC is able to make a valuable contribution to the economy by paying dividends to our shareholders; salaries to our employees; payments to suppliers; and tax revenues to governments in the countries and territories where we operate. We also finance companies so that they, in turn, can create employment.

HSBC has adopted the UK Code of Practice for the Taxation of Banks and seeks to apply the spirit as well as the letter of the law in all the territories in which we operate. In January 2013, the Global Standards Steering Meeting of the GMB agreed terms of a new Global Standard on ‘tax transparency’ to ensure that HSBC’s banking services are not associated with any arrangements that are known or suspected to be designed to facilitate tax evasion by a customer.

This supplements anti-money laundering and ‘know your customer’ (‘KYC’) checks and is supported by an educational programme to train employees on how to identify possible tax evasion by customers and the procedures for reporting and escalating such situations.

HSBC’s net tax paid

	2013	2012
	US$bn	US$bn

Tax on profits	4.7	5.6
Employer taxes	1.6	1.6
UK bank levy[16]	0.7	0.5
Irrecoverable value-added tax	0.8	0.8
Other duties and levies	0.8	0.8

	8.6	9.3

For footnote, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Distribution of economic benefits

	2013	2012	2011
	US$bn	US$bn	US$bn

Net cash tax outflow	8.6	9.3	8.0
Distributions to shareholders and non-controlling interests	10.2	8.7	8.3
Employee compensation and benefits	19.2	20.5	21.2
General administrative expenses including premises and procurement	17.1	20.0	17.5

Pro-forma post-tax profit allocation17

	2013	2012
	%	%

Retained earnings/capital	53	60
Dividends	35	29
Variable pay	12	11

	100	100

For footnote, see page 46.

Market capitalisation and total shareholder return

		Closing market price

US$0.50 ordinary shares in issue 18,830m 2012: 18,476m 2011: 17,868m	Market capitalisation US$207bn 2012: US$194bn 2011: US$136bn	London £6.62 2012: £6.47 2011: £4.91	Hong Kong HK$84.15 2012: HK$81.30 2011: HK$59.00	American Depositary Share[18] US$55.13 2012: US$53.07 2011: US$38.10

		Total shareholder return[19]
		Over 1 year	Over 3 years	Over 5 years

To 31 December 2013		107	118	144
Benchmarks:
– FTSE 100[20]		119	128	183
– MSCI World[20]		127	141	207
– MSCI Banks[20]		125	132	186

For footnotes, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Strategic priority 2

Implement Global Standards

• HSBC Values	25	Our target is to make significant progress in implementing Global Standards for the benefit of HSBC and the financial system as a whole.
• Governance	25
• Employees	27

Our Values, good governance and commitment to operating sustainably guide the way we manage our business and help us create value for our stakeholders.

We have committed to develop Global Standards shaped by the highest or most effective standards of financial crime compliance available in any jurisdiction where HSBC operates and to deploy them globally on a consistent basis.

By definition, the impact of Global Standards is organisation-wide, and the principal means by which we drive consistently high standards is through universal application of our HSBC Values, strong systems of governance and the behaviours, performance and recognition of all our people in managing high quality customer relationships.

In line with our ambition to be recognised as the world’s leading international bank, we aspire to set the industry standard for knowing our customers and detecting, deterring and protecting against financial crime. As international markets become more interconnected and complex and as threats to the global financial system grow, we are strengthening further the policies and practices which govern how we do business and with whom.

We greatly value our reputation. Our success over the years is due in no small part to our reputation for trustworthiness and integrity. In areas where we have fallen short in recent years – in the application of our standards and in our ability to identify and so prevent misuse and abuse of the financial system through our networks – we have moved immediately to strengthen our governance processes and have committed to adopt and enforce the highest or most effective financial crime compliance standards across HSBC.

We continue to reinforce the status and significance of compliance and adherence to our Global Standards by building strong internal controls, developing world class capabilities through communication, training and assurance programmes to make sure employees understand and can meet their responsibilities, and redesigning core elements of how we assess and reward senior executives.

We see the implementation of Global Standards

as a source of competitive advantage. Global Standards allow us to:

•	strengthen our response to the ongoing threat of financial crime;

•	make consistent – and therefore simplify – the ways by which we monitor and enforce high standards at HSBC;

•	strengthen policies and processes that govern how we do business and with whom; and

•	ensure that we consistently apply our HSBC Values.

Implementing Global Standards

We expect our Global Standards programme to underpin our business practices in the future. Initially, we are concentrating on transforming how we detect, deter and protect against financial crime. We are implementing a more consistent, comprehensive approach to assessing financial crime risk in order to help protect our customers, our employees and the financial system as a whole.

Governance framework

The Global Standards Execution Committee provides execution control based on direction and priorities set by the Global Standards Steering Meeting (a meeting of the GMB), details of which may be found in the Directors’ Report on page 354. The Financial System Vulnerabilities Committee and the Board receive regular reports on the Global Standards programme.

Under this governance structure, a sequenced approach to global implementation was designed, tested and deployed during 2013 following detailed planning, to closely identify and manage execution risk, ensure that our Global Standards are delivered in a globally consistent and coherent way, and embed sustained ways of working.

The process of embedding Global Standards and the supporting controls and capabilities that allow the business to identify and mitigate financial crime

HSBC HOLDINGS PLC

Strategic Report (continued)

risk is underway and will continue in 2014 and beyond. The implementation programme is focused on the following four areas:

•

data readiness: creating a complete, cleansed data set to improve our understanding of the customer base and facilitate our financial crime risk assessment. This will provide the basis for transaction monitoring and assist capacity planning to improve the quality and efficiency of our KYC activities.

•

customer due diligence: strengthening the rigour with which we research and evaluate our customers and affiliates to better understand them and their activities; improving KYC profiling through enhanced due diligence, customer identification, screening and financial crime risk scoring; tightening our controls around tax transparency and bearer shares and putting a global customer selection and exit policy in place.

•

financial crime compliance: building HSBC’s Financial Crime Compliance organisation with the right people and capabilities to support the business; developing global policies for anti-money laundering (‘AML’), sanctions and anti-bribery and corruption and enhancing the monitoring, screening and testing that will allow us to manage financial crime risk more effectively; and designing a new, annual HSBC-wide risk assessment to better understand the financial crime risk we carry in the business and determine the best approach to managing it.

•

financial intelligence: establishing a new global network of Financial Intelligence Units that use cutting edge technology to identify and investigate significant cases, trends and strategic issues related to financial crime risks.

Changes in day-to-day activities

Risk appetite

Our global Financial Crime Risk Appetite statement was approved by the Board in October 2013 on the recommendation of the Risk Management Meeting of the GMB, the Group Risk Committee and the Financial System Vulnerabilities Committee. It was incorporated into the Risk Management Meeting’s process monitoring from November 2013. The statement sets the Global Standard for financial crime compliance across HSBC, and is expected to evolve and be refined over time.

Enterprise-wide risk assessment

We completed enterprise-wide assessments of our

risks relating to sanctions and AML compliance. The outcome of these assessments is the basis for risk management planning, prioritisation and resource allocation for 2014. In the future, we shall conduct such assessments annually.

Incentives

We adapted our remuneration strategy to balance short-term and sustainable performance. It rewards commercial success and compliance with our risk management framework.

Organisation

We continued to significantly reinforce our second line of defence (described on page 39) through an increase in Regulatory and Financial Crime Compliance headcount of more than 1,750 in 2013 (up by more than 50% since December 2012).

We are raising awareness and capabilities among our employees through a comprehensive global campaign to ‘Ask the Right Questions’.

The Monitor

Under the agreements entered into with the US Department of Justice (‘DoJ’), the UK Financial Conduct Authority (‘the FCA’, formerly the FSA) and the US Federal Reserve Board (‘FRB’) in 2012, including the five-year Deferred Prosecution Agreement (‘US DPA’), it was agreed that an independent compliance monitor (‘the Monitor’) would be appointed to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

Michael Cherkasky began his work as the Monitor on 22 July 2013, charged with evaluating and reporting upon the effectiveness of the Group’s internal controls, policies and procedures as they relate to ongoing compliance with applicable AML, sanctions, terrorist financing and proliferation financing obligations, over a five-year period.

The Monitor’s work is proceeding as anticipated, consistent with the timelines and requirements set forth in the relevant agreements.

HSBC is taking concerted action to remediate AML and sanctions compliance deficiencies and to implement Global Standards. We recognise we are only at the start of a long journey, being one year into our US DPA. We look forward to maintaining a strong, collaborative relationship with the Monitor and his team.

HSBC HOLDINGS PLC

Strategic Report (continued)

HSBC Values

Embedding HSBC Values in every decision and every interaction with customers and with each other is a top priority for the Group and is shaping the way we do business.

The role of HSBC Values in daily operating practice is fundamental to our culture, and is particularly important in the light of developments in regulatory policy, investor confidence and society’s expectations of banks. HSBC Values are integral to the selection, assessment, recognition, remuneration and training of our employees. We expect our executives and employees to act with courageous integrity in the execution of their duties in the following ways:

HSBC Values

Be dependable and do the right thing

•	stand firm for what is right, deliver on commitments, be resilient and trustworthy;

•	take personal accountability, be decisive, use judgement and common sense, empower others.

Be open to different ideas and cultures

•	communicate openly, honestly and transparently, value challenge, learn from mistakes;

•	listen, treat people fairly, be inclusive, value different perspectives.

Be connected with our customers, communities, regulators and each other

•	build connections, be externally focused, collaborate across boundaries;

•	care about individuals and their progress, show respect, be supportive and responsive.

For further details on the role of HSBC Values in the employee proposition, see page 27.

Business principles

HSBC Values describe how we should interact with each other, with customers, regulators and the wider community. Our business principles set the standard by which we derive our strategy and make commercial decisions. Together our values and business principles form our character and define who we are as an organisation and what makes us distinctive. They describe the enduring nature of how we do business. We aim to bring these values and business principles to life through our day-to-day actions.

The emphasis we place on adhering to high behavioural standards and doing the right thing has led us to establish a new Board committee, the Conduct & Values Committee, which will oversee design and application of HSBC’s policies, procedures and standards to ensure that we conduct business responsibly and consistently adhere to HSBC Values.

Business principles

•	Financial strength – maintain capital strength and liquidity

•	Risk-management – be enterprising and commercial, understand and be accountable for the impact of our actions, take prudent decisions

•	Speed – be fast and responsive, make principles-led decisions

•	Performance-focus – drive leading, competitive levels of performance, act with urgency and intensity, prioritise, simplify

•	Efficiency – focus on cost discipline and process efficiency

•	Quality – pursue excellence

•	Customer-focus – provide outstanding customer experience

•	Integrated – align the Group and break down silos

•	Sustainability – take a long-term outlook, understand impact of actions on stakeholders, brand and reputation

Governance

The Board is committed to establishing and maintaining the highest standards of corporate governance wherever we operate. This is key to the Group’s ability to capitalise on the opportunities arising from successful implementation of our strategic priorities.

We believe that a robust and transparent corporate governance framework is vital to the sustainable success of HSBC. Strengthening our corporate governance framework to support the successful implementation of our Global Standards programme is a continuing focus of the Board’s agenda.

Role of the Board and Committees

The strategy and risk appetite for HSBC is set by the Board, which delegates the day-to-day running of the business to the GMB. Risk Management Meetings and Global Standards Steering Meetings of the GMB are held in addition to regular GMB meetings.

GMB executive committees

The key roles of the non-executive committees established by the Board are described in the chart below.

HSBC HOLDINGS PLC

Strategic Report (continued)

The committee structure and governance framework of the HSBC Holdings Board

For footnotes, see page 46.

The terms of reference of the principal non-executive Board committees are available at www.hsbc.com/ boardcommittees.

For further details on Group corporate governance, see page 329.

HSBC HOLDINGS PLC

Strategic Report (continued)

Employees

Successfully enhancing a values-led high performance culture in HSBC is critical to implementing Global Standards sustainably. We continue to focus on embedding HSBC Values in every decision and interaction between colleagues and with customers.

•	We aim to attract, retain and motivate the very best people, and our remuneration policy supports this endeavour.

•

We actively manage succession planning by defining the capabilities we need and complementing this by identifying talented individuals and ensuring they are provided with appropriate career and development opportunities to fulfil their potential in HSBC.

•	We provide training and development opportunities to enable employees to acquire the technical and leadership skills needed to enhance their careers.

•	We are committed to a diverse and inclusive culture reflective of our customer base.

•	We encourage employees to engage in the local communities in which they work.

At the end of 2013 we had a total workforce of 263,000 full-time and part-time employees compared with 270,000 at the end of 2012 and 298,000 at the end of 2011. Our main centres of employment were as follows (approximate numbers):

Profile of leadership

The executive management of HSBC consists of four Executive Directors, 13 Group Managing Directors, and 51 Group General Managers. This leadership team is based in ten different countries and comprises 14 nationalities. 70% have served with HSBC for more than ten years and the total average tenure is 19 years.

HSBC has 13 non-executive directors. Of the 17 Directors, four (23.5%) are female.

Employment proposition

HSBC Values

In 2013, education on HSBC Values continued for all levels of employees, through induction and training programmes that covered relevant technical, management and leadership skills. We require a high behavioural standard from all our employees, and our focus on values and courageous integrity is being instilled at every level of the Group. For example, the values of being open, connected and dependable are an important first part of every appraisal for employees, including the most senior managers. In 2013, nearly 135,000 employees received values training, in addition to the 103,000 employees in 2012. A number of employees left the Group for breaching our values.

Employee development

The development of employees is essential if our businesses and operations are to strengthen and prosper. We take a systematic approach to identifying, developing and deploying talented employees to ensure we have a robust supply of high calibre individuals with the values, skills and experience for current and future senior management positions.

We keep our approach to training current and under constant review in order to improve the quality of our curricula and ensure employees are equipped with the technical and leadership skills to operate in a global organisation. We are standardising our training to help employees provide a high quality and consistent experience for customers in all our markets.

Employee engagement

Strong employee engagement leads to positive commercial outcomes and underpins improved business performance, increased customer satisfaction, higher productivity, talent retention and reduced absenteeism.

We assess our employees’ engagement through our Global People Surveys, which were held annually from 2007 to 2011 and bi-annually thereafter. The latest Survey, in 2013, focused on supporting a values-led high performance culture by assessing if our employees were engaged in the Group’s purpose and felt able to deliver on our ambition to become the world’s leading international bank.

The overall engagement score in 2013 was 68%, which was four points ahead of the financial services industry norm and eight points behind the best-in-

HSBC HOLDINGS PLC

Strategic Report (continued)

class benchmark. Strong scores were registered in risk awareness (81% and nine points above best-in-class), leadership capability (67%) and living the HSBC Values (77%). Employee development significantly improved from six points below best-in-class in 2011 to three points above in 2013. Aspects that require attention included pride and advocacy, which were 12 and 13 points, respectively, below best-in-class norms and had fallen from 2011 levels.

Succession planning

Our talent strategy aims to ensure that high-quality candidates are available to fill key positions and meet business needs across all areas of the Group. We closely align succession planning with talent management, individual development and career planning. The succession plan defines the number, distribution and types of roles and capabilities needed by HSBC, and talented individuals are then aligned to these roles. This approach in turn defines the individual’s career path and development plan. In 2013, we assessed about 24,000 senior employees with the potential to become leaders and determined their career development needs. Potential successors must demonstrate an understanding of our Global Standards and exemplify HSBC Values.

Our talent strategy supports our aspirations in the emerging markets, where in 2013 we maintained 2012’s proportion of those defined as talent at 39%. 25% of CEOs in emerging markets were local nationals. We closely monitor local nationals identified as short-term and medium-term successors to key leadership roles and have established base lines by which we intend to improve the proportion of local nationals over the medium term.

Diversity and inclusion

HSBC is committed to a diverse and inclusive culture where employees can be confident their views are encouraged, their concerns are attended to and they work in an environment where bias, discrimination and harassment on any matter, including gender, age, ethnicity, religion, sexuality and disability, are not tolerated and where advancement is based on meritocracy. Our diversity helps us respond to our increasingly diverse customer base, and to develop and retain a secure supply of skilled, committed employees.

Oversight of our diversity and inclusion agenda resides with executives on the Group Diversity Committee, complemented by a number of Group People/Diversity Committees. We have over 55 employee network groups representing gender, ethnicity, age, sexuality, disability, religion, culture, working parents, health and community volunteering. These groups are instrumental in driving an inclusive culture and maintaining effective dialogue between management and employees.

Gender balance

An area of continued focus is gender representation, particularly at senior levels of our organisation. We are addressing bias in hiring, promotions and talent identification, expanding mentoring and sponsorship, introducing better support for returning parents, and increasing flexible working opportunities.

The gender balance for HSBC Directors and employees at 31 December 2013 was as follows:

Gender balance

	Male	Female	Total

Executive Directors	3	–	3
Non-executive Directors	9	4	13

Directors	12	4	16
Senior employees	6,339	1,867	8,206
Other employees	118,981	135,714	254,695

Total	125,331	137,585	262,916

	Male	Female	Total
	%	%	%

Executive Directors	100.0	–	100
Non-executive Directors	69.2	30.8	100

Directors	75.0	25.0	100
Senior employees	77.3	22.7	100
Other employees	46.7	53.3	100

Total	47.7	52.3	100

Overall, global female representation was 52.3% at 31 December 2013, having been as high as 53.3% in 2009. Female representation at senior levels rose from 21.4% in 2010 to 22.7% in 2013, and our target is to improve this to 25% by 2014/15. The proportion of females in our talent pipeline improved from 25.8% in 2010 to 32.2% in 2013 and female representation on the GMB increased significantly from 10% (one out of 10) to 19% (three out of 16) in December 2013.

The average age of our employees is 36 years and average tenure is 8.9 years.

HSBC HOLDINGS PLC

Strategic Report (continued)

Unconscious bias

It is recognised that social behaviour may be driven by stereotypes that operate automatically and therefore unconsciously. These stereotypes can lead to a less inclusive environment. We are addressing this through ‘unconscious bias’ training which was delivered through e-learning to 8,300 managers and nearly 50,000 employees in 2013 (21,000 managers and 8,000 employees in 2012).

In 2014, our diversity and inclusion priorities will include continuing to address unconscious bias through targeted education, encouraging the career development of diverse talent with an emphasis on gender and local nationals, enhancing a bias-free approach to performance management and improving internal and external candidate lists, connecting and leveraging our Employee Resource Network Groups, and maintaining a consistent framework for governance and sponsorship.

Health, welfare and safety

We regard the physical and psychological health, welfare and safety of our people as being of the utmost importance. We recently introduced a global occupational health framework which requires the proactive management of employee welfare and encourages the sharing of best practice across the Group. Between August 2012 and the end of 2013, 94% of assigned HSBC employees carried out our bi-annual online health and safety training.

We run a number of employee assistance programmes tailored to local requirements. Skilled professional counsellors are available on free phone lines 24 hours a day and seven days a week to help employees manage personal or work-related problems that create stress and affect their work. Free face-to-face counselling is also provided, as is support for partners and dependents. Programmes are offered in the UK, Hong Kong, North America and India.

Whistleblowing

The HSBC Group operates a global Compliance Disclosure Line (telephone and email) which is available to allow employees to make disclosures when the normal channels for airing grievances or concerns are unavailable or inappropriate.

The Compliance Disclosure Line is available to capture employee concerns on a number of matters, including breaches of law or regulation, allegations of bribery and corruption, failure to comply with Group policies, suspicions of money laundering, breaches of internal controls and fraud or deliberate error in the financial records of any Group company. Global Regulatory Compliance is responsible for the operation of the Compliance Disclosure Line and the handling of disclosure cases. Each case is reviewed and referred for appropriate investigation. The disclosure is acknowledged (when contact details are provided) and the employee is advised when the investigation has been concluded. Global Regulatory Compliance may also be made aware of whistleblowing cases made directly to senior executives, line managers, Human Resources and Security and Fraud, and will investigate accordingly.

Additional local whistleblowing lines are in place in several countries, operated by Security and Fraud, Human Resources and Regulatory Compliance. When such lines are established, processes are put in place to escalate relevant disclosures made on the local whistleblowing lines to Global Regulatory Compliance or Financial Crime Compliance. Global Regulatory Compliance also monitor an external email address for complaints regarding accounting and internal financial controls or auditing matters (accountingdisclosures@hsbc.com highlighted under Investor Relations and Governance on www.hsbc.com). Cases received are escalated to the Group Chief Accounting Officer, Group Finance Director and Group Chief Executive as appropriate.

HSBC HOLDINGS PLC

Strategic Report (continued)

Strategic priority 3

Streamline processes and procedures

• Operational performance	34	Our aim is to achieve a cost efficiency ratio in the mid 50’s.
• Customers	31
• Environmental, social and community obligations	34

We are redesigning key processes and procedures in order to manage risk, improve customer service, enhance quality and reduce expenses. Sustainable savings will release funds to invest in growing our business, Global Standards and increasing dividends.

Operational performance

We continue to refine our operational processes, develop our global functions, implement consistent business models and streamline IT.

Sustainable savings are the financial outputs from our organisational effectiveness and streamlining programmes. They arise from the reduction or elimination of complexity, inefficiencies or unnecessary activities, and release capital that can be reinvested in growing our business as well as increasing returns to shareholders.

We are transitioning from organisational effectiveness to streamlining, which is the next phase of our transformation. While organisational effectiveness was about how HSBC is managed, streamlining is about how we operate.

We committed to deliver US$2.5-3.5bn of sustainable savings at the outset of the organisational effectiveness programme. We have achieved US$4.5bn for the period from 2011 to the end of 2013, equivalent to US$4.9bn on an annualised (run rate) basis, as follows:

Sustainable savings 2011 to 2013

US$bn

Re-engineering operational processes	1.6
Re-engineering global functions	1.4
Implementing consistent business models	0.7
Streamlining IT	0.8

4.5

In implementing our operational effectiveness programme, we concentrated on a number of key elements:

•	people and structure – we implemented an 8x8 reporting structure, moved to a global operating model, and defined and introduced target business models across all global businesses and functions;
•	software development – we improved software development productivity and shifted the mix of employees towards lower-cost locations;

•	process optimisation – we improved the efficiency of our operational activities such as contact centres (including offshoring), trade and payments services; and

•	corporate real estate – we rationalised our property portfolio by leasing and launching facilities management initiatives.

In phase 2, from 2014 to 2016, we will concentrate on streamlining operations, focusing on reducing or eliminating complexity, inefficiencies, risks or unnecessary activities across the whole Group. This exercise will be applied to:

•	propositions, and sales channels;

•	processes and servicing channels, including production management, multi-channel servicing, operational processes and the locations of activities; and

•	infrastructure, including real estate, technology, supplier management and global functions.

Streamlining will be achieved through a combination of simplifying and globalising our processes, products, systems and operations. ‘Simplifying’ involves identifying inefficiencies or excessive complexity and redesigning or rationalising processes to make them easier to understand and manage and more efficient. ‘Globalising’ involves developing standard global processes and implementing them around the Group with minimal local variations.

Cost efficiency ratio

Our cost efficiency ratio for 2013 was 59.6%, down from 62.8% in 2012.

HSBC HOLDINGS PLC

Strategic Report (continued)

Customers

Our purpose is to connect customers to opportunities, enabling businesses to thrive and economies to prosper, helping people to fulfil their hopes and realise their ambitions.

Our dealings with customers are conditioned by our understanding of their needs, the quality of the service we provide and the standards which govern how we operate. With over 54 million personal and business customers around the world, we know that only by putting customers at the centre of what we do can we achieve our purpose.

Customer service and satisfaction

Throughout 2013 we concentrated on enhancing the customer service we provide through our global businesses.

In RBWM, we measure customer satisfaction through an independent market research survey of retail banking customers in selected countries and calculate a Customer Recommendation Index (‘CRI’) to score performance. This CRI score is benchmarked against average scores of a peer group of banks in each market and we set targets for our business relative to our competitive set of banks. The Group target is for 75% of all the markets (based on their weighted revenue) to meet their CRI targets. This year, RBWM met its target of 75% with a score of 85% through strong performances in our home markets of Hong Kong and the UK and significant improvements in other major markets such as Brazil and Turkey. Historically, our strongest performance markets have been in Asia and this continued in 2013 with excellent results recorded in Taiwan, Malaysia and mainland China.

In CMB, we continued to measure our client engagement through a survey of key customers, the Client Engagement Programme (‘CEP’). This survey is conducted by an independent third party. We have gained valuable insights from this work which help us tailor solutions and service offerings to meet our customers’ individual needs.

The survey was conducted in the following markets: UK, Germany, France, Turkey, US, Canada, UAE, mainland China, Hong Kong, India, Australia, Singapore, Mexico, Argentina and Brazil, and provides aggregate scores for each of our Business Banking and Corporate Banking businesses.

We have conducted over 2,500 interviews with our Corporate Banking customers and over 6,000 interviews in our Business Banking customers. These interviews allow us to build an overall score from a possible 100 by our customers rating us on seven key relationship criteria. We have seen consistent positive performance, and in 2012 our score for the Corporate Banking segment was 84, rising slightly to 85 in 2013 with strong performances in mainland China, the US, Brazil and Germany. In our Business Banking segment our score was 81 in 2012 and 82 in 2013, with strong performances in a number of priority markets notably our home markets of Hong Kong and UK. Given the complex and competitive environment we have seen in many of the markets surveyed, we believe this to be a very good, consistent, performance and shows a positive relationship for HSBC with these valuable customers.

Retail Banking and Wealth Management

Standardising our propositions to make it easier for customers to do business

We continue to make significant progress in executing our customer strategy in RBWM.

In HSBC Premier, we are focusing on meeting the wealth management needs of our customers in five respects: protection, education, retirement, managing and growing wealth, and legacy planning. We have improved the platforms used by both customers and relationship managers, helping us to enhance customer experience and raise the standards of our financial planning.

We intend to refresh HSBC Advance in all our priority markets in 2014, putting digital functionality at the heart of the updated proposition. We are focusing on the day-to-day banking needs of our customers and improving their access to personal lending.

In 2013, we deployed service enhancements for customers in all segments (Premier, Advance and personal banking) using mobile phones and saw 2.5m downloads of our global mobile banking ‘app’ in 25 countries, with over 1.1m downloads in the fourth quarter of 2013 alone. We also selectively piloted Twitter and Facebook-based services for customers and were voted the top social media bank in the UK in 2013 by IMGroup, the digital management consultancy.

We have undertaken a full review of all our products in RBWM, and are standardising our offering across all categories. Products are assessed on grounds of fairness and transparency before being approved. For example, in the UK, we made money management easier by simplifying automated teller machine (‘ATM’) withdrawals, we improved our branch infrastructure to enable customers to reset their telephone security at the branches and we

HSBC HOLDINGS PLC

Strategic Report (continued)

updated our on-line avatar, ‘Ask Olivia’, so that customers can easily get online answers to questions about error codes on their secure key. In Vietnam, an SMS Alert message will now be sent to a customer’s registered mobile phone number as soon as they complete a credit card transaction, preventing fraud and helping to protect our credit cardholders.

We are also continuing to develop new products. We have extended our range of renminbi offerings and improved our foreign exchange services, particularly online. Through our Asset Management Group, we have now launched Managed Solutions in eight of our priority markets.

Interacting with customers

In 2013, we took a major step to align our staff’s remuneration with customer interests by introducing a new incentive programme for our Wealth Management relationship managers. The programme removed all formulaic links to sales volumes and focused on assessing how well we are meeting our customers’ needs. We developed a similar incentive programme covering the rest of the RBWM front line staff and all our retail products. This was partially implemented in the UK and France in 2013 and will be effective in most markets from the beginning of 2014.

We continue to invest in all the channels that customers use to enhance ease of use and improve the overall customer experience. Upgrades to our physical estate included increasing physical access for disabled customers to branches in the UK and Hong Kong. In Canada, the upgraded ATMs now feature paperless bill payments and voice guidance in English, French, Cantonese and Mandarin. On digital channels, we launched new mobile applications and increased the functionality of our internet banking platforms. In Brazil, we were recognised as best internet bank in the market for the second year running, and launched bill payment by digital picture on mobiles. We are working on improving our international account opening processes while also raising the standards we employ for combating financial crime risk.

Supporting home ownership

Mortgages are a key product for our customers in enabling home ownership, and we continue to improve our products and processes.

In the UK, we granted over 30,000 first time buyer loans, and started selectively offering 95% loan-to-value mortgages as part of the government’s ‘Help to Buy’ scheme. We won the Moneyfacts award for Best Bank Mortgage Provider for the fifth year running.

In mainland China, where we have achieved double digit growth in balances in each of the last three years, we re-engineered our processes to accommodate increased volumes and to speed up the granting of loans. We have reduced overall turnaround times from 12 days to six days. Through our ‘Decision in Principle’ service we can now give customers the results of their initial screening within one hour.

In the UAE, we launched a tracker rate mortgage linked to a public benchmark, along with other initiatives including assisting customers with the registry process. Customer feedback was very positive and RBWM continued to grow strongly even as the overall market fell slightly.

In the US, we continued to work with the Federal Home Loan Bank of New York in offering ‘First Home Club’, a savings and education programme that assists low income families generate the down payment required to buy their first home.

Supporting customers in financial difficulty

We recognise that some of our customers are facing challenging financial situations, and we have looked to support them during difficult times.

Across Europe, frontline specialists were trained to offer an income and expenditure review for customers who are likely to face difficulty in making repayments to HSBC in the near future. We also eliminated certain current account charges in the UK (unpaid transaction fees). We updated our restructure and payment programme suites in the Middle East and Mexico while collaborating with charities, associations and government loan relief programmes in the US, Canada and France. In the Philippines, we offer a ‘General Restructuring’ Facility as a restructuring programme for both non-delinquent and delinquent customers, and responded to Typhoon Haiyan with targeted payment holidays to credit card customers affected by the catastrophe. In Australia, we offered hardship relief on mortgage repayments to customers affected by bushfires in New South Wales.

Commercial Banking

Supporting small and medium-sized entities

To help our customers find the right financial solutions to succeed in the global economy, we launched a series of funds to support SME’s that trade or aspire to trade internationally. We launched SME funds in the UK, France and Mexico in the first

HSBC HOLDINGS PLC

Strategic Report (continued)

half of 2013 and in the US and Canada in the second half of the year. The latter two were of US$1bn each. We also launched our fourth SME fund in the UAE of AED1bn (US$272m) for international trade customers.

Our International Exchange programme continued to be a cornerstone of our client retention activity. In 2013, we hosted four events, in Singapore, Guangzhou, Mexico City and Istanbul, and provided leadership content and networking opportunities for over 300 corporate clients from around the world. We work closely with local government, trade bodies and central banks to provide the best possible insights and information for these customers. The client feedback confirmed that customers derive huge value from connecting with like-minded businesses, and there are multiple examples of new business relationships formed as a result of these conferences.

Interacting with customers

•

In 2013, our CEP undertook over 10,000 customer interviews in 15 of CMB’s priority markets. The programme gives customers the opportunity to share their views, and demonstrates that HSBC is listening and actively working to improve our ability to support customers with global operations.

•

We are enhancing our customers’ account opening experience, enabling it to take place anytime anywhere, provided we can fulfil regulatory and Group KYC requirements. At the end of 2013, we launched a multi-channel business account opening tool in the UK for customers who wish to open accounts using online channels or call centres without visiting a branch.

•	In Hong Kong, in the fourth quarter of 2013, we made iPads available in Business Banking centres to enable customers to register for internet banking at the time of account opening.

•

We are expanding the servicing and transaction options available on our international online platform, HSBCnet, to better cater for the requirements of businesses of different sizes and needs. In addition to our payments and cash management HSBCnet package, which is available in all markets, we launched domestic and international HSBCnet packages in our top 12 markets during 2013.

•	Relationship managers now update and validate customer information through regular routine discussions.
•	Significant training is being provided for staff, including around the use of tools to help them support customers in completing required customer due diligence information.

New renminbi products and services

The growing use of China’s currency worldwide is creating new opportunities for our customers engaging in trade, capital transactions and financing business in or with mainland China. We continued to strengthen our ability to meet these customers’ needs by playing a major part in a number of innovative transactions for the currency, including being the first international bank to:

•

offer an automated foreign currency cross-border sweeping structure in mainland China to help multinationals optimise the use of internal funding by consolidating their liquidity positions onshore and offshore;

•

pilot foreign currency cross-border netting in mainland China, enabling multinationals to offset foreign currency payables and receivables between Chinese subsidiaries and netting centres overseas. The product allows companies to reduce inter-company transactions while lowering processing costs and currency risk exposure; and

•

implement a tailor-made renminbi cross-border centralised payments and collections settlement product in mainland China. This eliminates foreign exchange exposure and optimises working capital management for companies.

For further information on the products and services we offer, see page 79.

Client selection

Client selection is core to our growth strategy as we seek to generate long-term relationships and sustainable revenue streams within acceptable risk parameters. In 2013, we initiated a comprehensive programme to reposition our portfolios and better manage our business. This involves reviewing our customer base and establishing robust client selection filters designed to ensure that our controls and information flows are such that we can be confident that we only do business with customers who meet our criteria.

We are also undertaking a review of business policies and controls as part of our implementation of Global Standards to further guard against money laundering and sanctions risks.

Our risk profile is described on page 134.

HSBC HOLDINGS PLC

Strategic Report (continued)

Environmental, social and community obligations

We will create a robust, resilient and sustainable business in which our clients can have confidence, our employees can take pride and our communities can trust.

Our continuing success depends, in part, on our ability to identify and address environmental, social and ethical factors which present risks to our business or offer opportunities to support customers in a more sustainable way. These can affect our reputation, drive employee engagement, help manage the risks of lending, leverage savings through eco-efficiency and secure new revenue streams.

Human	rights

We apply human rights considerations directly as they affect our employees and indirectly through our suppliers and customers, in the latter case in particular through our project finance lending. Human rights issues most directly relevant for HSBC are those relating to the right to just and favourable conditions of work and remuneration, the right to equal pay for equal work, the right to form and join trade unions, the right to rest and leisure and the prohibition of slavery and child labour. Alongside our own commitments, such as our HSBC Code of Conduct for Suppliers (in place since 2005), the HSBC Global Standards Manual, HSBC Values and our Business Principles, we have signed up to global commitments and standards, including the UN Global Compact, the Universal Declaration of Human Rights and the Global Sullivan Principles.

Our sustainability risk framework

We recognise that businesses can have an impact on the environment and communities around them. For over 10 years we have been developing, implementing and refining our approach to working with our business customers to understand and manage these issues. We assess and support customers in six sensitive sectors using our own policies and, in financing projects, using the Equator Principles as a starting point. By extending their application to all relevant corporate loans and providing independent assurance on their implementation, we go beyond the minimum requirements of the Equator Principles framework. Our sustainability risk framework is based on robust policies, formal processes and well-trained, empowered people.

We welcome constructive feedback from NGOs and campaign groups and regularly engage with a number of them on matters of shared interest. In 2013, HSBC was approached by non-governmental organisations (‘NGO’s) raising concerns regarding the implementation of our forest land and forest products sector policy. If our clients do not comply fully with our policies, or cannot show that they are on a credible path to do so, we will exit our relationship with them.

Our approach to managing sustainability risk is described on page 297.

Climate business

We define ‘climate business’ as seeking long-term commercial business opportunities to support transition to a low-carbon economy. Our climate business includes clients in the solar, wind, biomass, energy efficiency, low carbon transport and water sectors, and revenues are growing year on year. HSBC’s Climate Change Centre of Excellence, part of our global research team focusing on business risks and opportunities created by climate change, was established in 2007 and its research estimates that the climate business sector could exceed US$2.2 trillion by 2020.

Our sustainable operations strategy

HSBC’s carbon dioxide emissions are calculated on the basis of the energy used in our buildings and employee business travel from over 30 countries (covering about 93% of our operations by FTE). The data gathered on energy consumption and distance travelled are converted to carbon dioxide emissions using conversion factors from the following sources, if available, in order of preference:

1.	factors provided by the data/service providers;

2.	factors provided by the local public environmental authorities. For electricity, if specific factors cannot be obtained from the above two sources, we use the latest available carbon emission factors for national grid electricity from the International Energy Agency as recommended for use by the Greenhouse Gas Protocol; and

3.	for other types of energy and travel, if no specific factors can be obtained from the first two sources, we use the latest available factors provided by the UK Department for Environment, Food and Rural Affairs and/or the Department of Energy and Climate Change in the UK.

To incorporate all of the operations over which we have financial (management) control, the

HSBC HOLDINGS PLC

Strategic Report (continued)

calculated carbon dioxide emissions are scaled up on the basis of the FTE coverage rate to account for any missing data (typically less than 10% of FTEs). In addition, emission uplift rates are applied to allow for uncertainty on the quality and coverage of emission measurement and estimation. The rates are 4% for electricity, 10% for other energy and 6% for business travel, based on the Intergovernmental Panel on Climate Change Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories, and HSBC’s internal analysis of data coverage and quality.

Carbon dioxide emissions in tonnes

	2013	2012

Total	889,000	963,000
From energy	755,000	825,000
From travel	134,000	138,000

Carbon dioxide emissions in tonnes per FTE

	2013	2012

Total	3.43	3.61
From energy	2.91	3.09
From travel	0.52	0.52

Our greenhouse gas reporting year runs from October to September. For the year from 1 October 2012 to 30 September 2013, carbon dioxide emissions from our global operations were 889,000 tonnes.

HSBC Technology and Services employs around a third of our workforce and runs our operations, including real estate, IT infrastructure and supply chain. One of its goals, known as ‘REDUCE’, is to cut annual carbon dioxide emissions per employee by a tonne between 2012 and 2020 to 2.5 tonnes. Our baseline year is 2011, in which emissions were 3.44 tonnes (rounded up to 3.5).

To tackle this challenge, we set a 10-point sustainable operations strategy at the start of 2012, listed below. This strategy covers issues from sustainability leadership and engagement to supply-chain collaboration, and includes ambitious targets to reduce our use of energy and reduce our waste. We made progress in 2013, but recognise that stretching goals like these will take time to achieve. We have capitalised on ‘quick wins’ where possible, but have also spent time to analyse thoroughly and prepare for achieving these targets.

Our 10-point sustainable operations strategy

1.	We are engaging all employees in delivering improved efficiency by 2020 with training and sustainability leadership programmes.
2.	We will increase energy consumption from renewables from 24% to 40% and increase self-generated electricity capacity from zero to 5%.
3.	We will collaborate with our supply chain to achieve sustainable savings through efficiency and innovation.
4.	We will improve the energy efficiency of our Group data centres.
5.	An annual US$5m investment in an HSBC Eco-efficiency Fund has been committed to trial sustainable innovation.
6.	Our target is to increase the recycling of HSBC’s waste from 60% to 100% of our office waste and electronic-waste.
7.	Work on all new and redesigned buildings costing over US$10m in our portfolio of 7,500 buildings will be done to Leadership in Energy and Environmental Design (‘LEED’) certification standards.
8.	We aim to reduce annual energy consumption per employee by 1MWh.
9.	We will reduce paper usage, ensure it comes from sustainable sources, and encourage paperless banking for all retail and commercial customers.
10.	We continue to promote alternatives to travel, reducing travel carbon emissions per employee.

Further details on our progress with achieving our sustainability operations programme will be published in our Sustainability Report 2013 on 23 May 2014.

Community investment

In 2013, we donated a total of US$117m to community investment projects (2012: US$120m).

Youth education

Education is key to prosperity. We seek to help young people fulfil their potential through global and local investment in education programmes. Our programmes span various levels of need, including financial literacy training, scholarships, cultural awareness programmes and teaching life skills.

In 2013, we launched the three-year £30m (US$47m) Opportunity Partnership, to help transform the lives of 25,000 disadvantaged young people in the UK through education, training and work.

Staff volunteering

Thousands of HSBC employees globally are involved every year through volunteering for our Community Investment programmes. We report in detail on this in the HSBC Sustainability Report 2013.

HSBC Water Programme

2013 was the second year of our flagship environmental project, the HSBC Water Programme. This is a five-year, US$100m programme in partnership with Earthwatch, WaterAid and WWF to deliver water provision, protection, information and education across the world. In 2013, we developed the programme by connecting specific parts of our business with HSBC Water Programme activities.

HSBC HOLDINGS PLC

Strategic Report (continued)

Risk overview

• Risk and our strategic priorities	36	Our risk profile is underpinned by our core philosophy of maintaining a strong balance sheet and liquidity position, and capital strength.
• Risk in 2013	36
• Top and emerging risks	37
• How we manage risk	39
• How risk affects our performance	41

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks. Our risk management framework, employed at all levels of the organisation, ensures that our risk profile remains conservative and aligned to our risk appetite and strategy.

Risk and our strategic priorities

The Group’s three strategic priorities are reflected in our management of risk.

Grow both business and dividends – we ensure risk is maintained at appropriate levels while HSBC is positioned for growth and capital is deployed accordingly to maximise revenue opportunities.

Implement Global Standards – our management of financial crime risk is strengthened by the implementation of Global Standards, which are enhancing the procedures, policies, capabilities and controls that govern how we do business and with whom.

Streamline processes and procedures – during 2013, we initiated a comprehensive programme to reposition our portfolios in line with our updated risk appetite, and we made progress with programmes to make HSBC easier to manage and control. We also continued to simplify the Group structure through our disposal programme and to de-risk legacy portfolios. The steps we have taken to reshape HSBC have released around US$90bn in risk-weighted assets to date.

Our business and operating models are described on page 13. For further information on Global Standards, see page 23.

Risk in 2013

Financial markets were volatile during 2013, reflecting concerns over the US fiscal cliff and debt ceiling, the potential tapering of quantitative easing, the continuing political instability in the Middle East and its possible effect on global energy prices, and the widely held view that the global economic recovery remains fragile. We maintained a conservative risk profile by reducing exposure to the most likely areas of stress:

•	we managed selectively our exposure to sovereign debt and bank counterparties to ensure that the overall quality of the portfolio remained strong;

•	we regularly assessed higher risk countries and adjusted our risk appetite and exposures accordingly;

•	we repositioned certain portfolios through our six filters process (see page 15) and our focus on certain products or customer segments;

•	we made our client selection filters more robust in managing the risk of financial crime; and

•	we mitigated risks, for example reputational and operational, when they were forecast to exceed our risk appetite.

The diversification of our lending portfolio across global businesses and regions, together with our broad range of products, ensured that we were not overly dependent on a limited number of countries or markets to generate income and growth.

We monitored a range of key risk metrics in 2013, including the following:

	2013	2012
	US$bn	US$bn

Maximum exposure to credit risk	3,112	3,140
of which:
– loans and advances held at amortised cost[14]	1,292	1,150

Risk-weighted assets	1,093	1,124
of which:
– credit risk RWAs	864	898
– market risk RWAs	63	55
– operational risk RWAs	119	122

Proportion of RWAs on standardised approach	30%	34%

Trading value at risk (US$m)	52	79

Advances to deposits ratio[14]	73%	74%

Advances to core funding (year end)[14]:
HSBC UK23	100%	106%
HBAP[24]	72%	73%
HSBC USA[25]	85%	78%

For footnotes, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Risks incurred in our business activities

Our principal banking risks are credit risk, liquidity and funding risks, market risk, operational risk, compliance risk, fiduciary risk, reputational risk pension risk and sustainability risk. We also incur insurance risk. The chart below provides a high level guide to how our business activities are reflected in our risk measures and in the Group’s balance sheet. The third-party assets and liabilities indicate the contribution each business makes to the balance sheet, while RWAs illustrate the relative size of the risks incurred in respect of each business.

For a description of our principal risks, see page 136.

Exposure to risks arising from the business activities of global businesses

For footnote, see page 46.

For further information on credit risk, see page 150; capital and risk-weighted assets, see page 298; market risk, including value at risk, see page 230; and operational risk see page 244.

Top and emerging risks

Identifying and monitoring top and emerging risks are integral to our approach to risk management. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a year. We consider an ‘emerging risk’ to be one with potentially significant but uncertain outcomes which may form and crystallise beyond a one-year time horizon, in the event of which it could have a material effect on our ability to achieve our long-term strategy.

The ongoing assessment of our top and emerging risks is informed by a comprehensive suite of risk factors (see page 135) which may result in our risk appetite being revised.

During 2013, senior management paid particular attention to a number of top and emerging risks. These risks, as at 31 December 2013, are tabulated below.

We made a number of changes to our top and emerging risks to reflect revised assessment of their effect on HSBC during 2013. Threats to the global economy from a disorderly exit from quantitative easing, which emerged as a risk during the first half of 2013 following announcements that monetary stimuli may be scaled back, receded during the second half of the year. This followed announcements by central banks on the likely pace and scale of tapering together with an acceleration of economic growth in the US and UK.

HSBC HOLDINGS PLC

Strategic Report (continued)

Top and emerging risks – /

Macroeconomic and geopolitical risks	Macro-prudential, regulatory and legal risks to our business model	Risks related to our business operation, governance and internal control systems

Emerging markets’ slowdown	Regulatory developments affecting our business model and Group profitability	Heightened execution risk
Growth decelerated in a number of emerging markets during 2013. Any contraction in trade and capital flows would affect both emerging and developed economies.	Governments and regulators in numerous jurisdictions continue to develop policy which may impose new requirements, including in the areas of capital and liquidity management and business structure.	Regulatory demands, a challenging external environment, the level of internal transformation and risks arising from business and portfolio disposals may affect our ability to execute our strategy.
Increased geopolitical risk	Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand	Internet crime and fraud and Information security risk
Our operations are exposed to risks arising from political instability and civil unrest in a number of countries, which may have a wider effect on regional stability and regional and global economies.

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime.

In December 2012, HSBC entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with AML and sanctions laws and we continue to be subject to other regulatory proceedings, the outcome of which is difficult to predict. There is a risk that we fail to meet agreed deadlines or are found to have material gaps in our plans or the implementation progress compared with that required by the DPAs and other orders.

Our businesses face a range of operational risks, including those arising from internet crime and fraud and cyber attacks affecting the security of Group and customer information.
Data management
New regulatory requirements necessitate more frequent and granular data submissions, which must be produced on a consistent, accurate and timely basis.
	Dispute risk	Model risk
	HSBC is party to legal proceedings arising out of its normal business operations which could give rise to potential financial loss and significant reputational damage.	Regulatory requirements relating to models and assumptions in areas such as capital calculations and stress testing could potentially result in an increased and more volatile capital requirement.

Heightened execution risk was also assessed as a top risk to reflect the external and internal challenges to delivering our strategy at the same time as implementing the changes necessitated by regulatory change and the implementation of Global Standards.

HSBC HOLDINGS PLC

Strategic Report (continued)

When the top and emerging risks listed above resulted in our risk appetite potentially being exceeded, we took steps to mitigate them, including reducing our exposure to areas of stress. Given the impact on the Group of breaching the US DPA, significant senior management attention was given to tracking and monitoring our compliance with its requirements and improving policies, processes and controls to minimise the risk of a breach.

For a detailed account of these risks see page 141 and for a summary of our risk factors, see page 135.

How we manage risk

Our risk culture is fundamental to the delivery of our strategic objectives. It may be characterised as conservative, control-based and collegiate. It is reinforced by our HSBC Values and our Global Standards, and forms the basis on which our risk appetite and risk management framework are established. These are instrumental in aligning the behaviour of individuals with the Group’s attitude to assuming and managing risk.

We manage risk actively, with five main elements underpinning our risk culture.

Running risk like a business

Running risk like a business means ensuring that the Global Risk function is dynamic and responsive to the needs of its stakeholders. We continue to focus on:

•	making systems compatible (for example, in Global Risk and Global Finance) so a complete picture of our risks is obtained;

•	streamlining data production and re-engineering processes to create time to spend on risk management; and

•	understanding the detail behind our risks and costs.

Organisation and structure

Robust risk governance and accountability are embedded throughout the Group, fostering a continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. Adherence to consistent standards and risk management policies is required across HSBC by our Global Standards and our Global Risk Operating Model.

Our risk governance framework, of which our risk appetite framework is a significant element, ensures the appropriate oversight of and accountability for the effective management of risk, including financial crime risk, at Group, regional and global business levels. Similar arrangements are in place in our major operating subsidiaries.

The Group Risk Committee is responsible for advising the Board on high-level risk related matters and risk governance.

The risk governance framework was augmented by the establishment in January 2013 of the Financial System Vulnerabilities Committee, which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk.

A Conduct & Values Committee was established in January 2014, to oversee the design and application of HSBC’s policies, procedures and standards, to ensure that we conduct business responsibly and consistently adhere to HSBC Values and to advise the Board accordingly.

For a description of the governance structure for managing risk at the Group level, see the report of the Group Risk Committee on page 352. The Report of the Financial System Vulnerabilities Committee is on page 358.

Three lines of defence

The Group has adopted a risk management and internal control structure referred to as the ‘three lines of defence’ to ensure we achieve our commercial aims while meeting regulatory and legal requirements. It is a key part of our operational risk management framework.

•

First line – every employee is responsible for the risks that are part of their day to day jobs. The first line of defence ensures that all key risks within their operations are identified, mitigated and monitored by appropriate internal controls within an overall control environment.

•

Second line – global functions, such as Global Risk, Global Finance and Global Human Resources form the second line of defence. They have similar responsibilities to the first line of defence for the processes and activities they own. In addition, they are responsible for setting policy and for providing oversight and challenge of the activities conducted by the first line.

•

Third line – Internal Audit forms the third line of defence, providing independent assurance to senior management and the Board over the design and operation of HSBC’s risk management, governance and internal control processes.

For details of our operational risk management framework, see page 244.

HSBC HOLDINGS PLC

Strategic Report (continued)

People

All employees are required to identify, assess and manage risk within the scope of their assigned responsibilities and, as such, they are critical to the effectiveness of the three lines of defence. Personal accountability for Global Standards is reinforced by HSBC Values.

Clear and consistent employee communication on risk conveys strategic messages and sets the tone from senior leadership. A suite of mandatory training on critical risk and compliance topics is deployed to embed skills and understanding and strengthen the risk culture within HSBC. It reinforces the attitude to risk in the behaviour expected of employees, as described in our risk policies. The training is updated regularly, describing technical aspects of the various risks assumed by the Group and how they should be managed effectively. Staff are supported in their roles by a disclosure line which enables them to raise concerns confidentially (see page 29).

Our risk culture is reinforced by our approach to remuneration. Individual awards are based on compliance with HSBC Values and the achievement of financial and non-financial objectives which are aligned to our risk appetite and global strategy.

For further information on risk and remuneration, see the Report of the Group Remuneration Committee on page 360.

Risk management processes and procedures

Risk management within HSBC is driven by the following four processes:

•	risk identification;

•	risk appetite;

•	mapping our risk profile; and

•	stress testing and scenario analysis.

Risk identification

We identify and monitor risks continuously. This process, which is informed by analysis of our risk factors and the results of our stress testing programme, gives rise to the classification of certain key risks as top or emerging. Changes in our assessment of top and emerging risks may result in adjustments to our business strategy and, potentially, our risk appetite.

Risk appetite

The Group’s Risk Appetite Statement describes the types and levels of risk that we are prepared to accept in executing our strategy. The Risk Appetite Statement is approved by the Board on the advice of the Group Risk Committee. It is a key component of our risk management framework, informs our annual operating plan and plays an important role in our six filters process.

Global businesses, geographical regions and global functions are required to align their risk appetite statements with the Group’s.

Quantitative and qualitative metrics are assigned to nine key categories: earnings, capital, liquidity and funding, securitisations, cost of risk, intra-group lending, strategic investments, risk categories and risk diversification and concentration. Measurement against the metrics:

•	guides underlying business activity, ensuring it is aligned to risk appetite statements;

•	informs risk-adjusted remuneration;

•	enables the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	promptly identifies business decisions needed to mitigate risk.

Some of the core metrics that are measured and presented to the Board monthly are tabulated below:

Key risk appetite metrics

	2013
	Target[27]	Actual

Core tier 1 ratio	9.5% to 10.5%	13.6%
Common equity tier 1 ratio	9.5% to 10.5%	10.9%
Return on equity	12% to 15%	9.2%
Return on RWAs	2.1% to 2.7%	2.0%
Cost efficiency ratio	48% to 52%	59.6%
Advances to customer accounts ratio[14]	Below 90%	72.9%
Cost of risk (loan impairment charges)	Below 15% of operating income	7.7%

For footnotes, see page 46.

In 2013, we changed the targets for two of these risk appetite metrics. Our return on risk-weighted assets target was raised from 1.8-2.6% to the current target of 2.1-2.7%, reflecting changes in our risk profile as we reshaped our portfolio of businesses in line with our strategy and our six filters framework. As our portfolios became less risky, we reduced the acceptable cost of risk from below 20% to below 15% of operating income.

Our core tier 1 ratio exceeded the target, although remained within our risk tolerance to ensure we were well placed to meet requirements on a Basel III basis (page 309).

Our six filters are described on page 15.

HSBC HOLDINGS PLC

Strategic Report (continued)

Mapping our risk profile

Risks are assumed by our global businesses in accordance with their risk appetite and are managed at Group, global business and regional levels. All risks are recorded and monitored through our risk mapping process, which describes our risk profile by category in the different regions and global businesses.

In addition to our banking and insurance risks, the risk mapping process identifies and monitors risks such as model, financial management, capital, Islamic finance and strategic risks. These risks are regularly assessed through our risk appetite framework, stress tested and considered for classification as top and emerging risks.

For a summary of our banking and insurance risks, see page 136.

Stress testing and scenario analysis

We conduct stress-testing scenarios across the Group on both enterprise-wide and regional bases, reflecting our business strategy and resultant risk exposures. These scenarios include, but are not limited to, adverse macroeconomic events, failures at country, sector and counterparty levels and a variety of projected major operational risk events. The results of the stress tests are used to assess potential unplanned demand for regulatory capital under the various scenarios. We also participate in scenario analyses requested by regulatory bodies including the Bank of England concurrent stress test exercise and the US Federal Reserve Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Stress Testing programmes.

We tested several scenarios in the course of 2013. The results of these stress tests demonstrated that HSBC would remain satisfactorily capitalised after taking account of assumed management actions to mitigate the effect of the scenarios in question.

For further information on our stress-testing and scenario analyses, see page 139.

How risk affects our performance

The management of risk is an integral part of all our activities. Risk measures our exposure to uncertainty and the consequent variability of return.

The execution of our strategy, including the exit from non-strategic markets, the sale of businesses and non-core investments, the repositioning of our portfolios and implementation of revised client selection filters, together with an improvement in market conditions, led to a modest improvement in credit metrics in our retail portfolios during 2013, while our wholesale portfolios remained stable.

LICs fell in North America, Europe and the Middle East and North Africa following a general improvement in credit conditions but rose in Latin America for reasons outlined on page 17.

Operational losses declined significantly compared with 2012, although remained above historical trend. The decrease reflected the non-recurrence of fines and penalties paid in 2012 as part of the settlement of investigations into past inadequate compliance with AML and sanctions laws. Provisions related to UK customer redress, principally payment protection insurance and interest rate protection products, also declined. There are many factors which could affect these estimated liabilities and there remains a high degree of uncertainty as to the eventual cost of redress for these matters.

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. We recognise a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. Our provisions for legal proceedings and regulatory matters and for customer remediation at 31 December 2013 totalled US$4.2bn. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made.

The reported results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of our consolidated financial statements and reflect our assessment of the financial impact of risks affecting the Group.

For a description of material legal proceedings and regulatory matters, see Note 43 on the Financial Statements on page 554.

Provisions for legal proceedings and regulatory matters and for customer remediation are disclosed in Note 31 on the Financial Statements on page 526.

For details of operational losses, see page 246.

For details of our critical accounting policies, see page 72.

HSBC HOLDINGS PLC

Strategic Report (continued)

Rewarding performance

• Employee remuneration	42	Our remuneration strategy rewards commercial success and compliance with our risk management framework.
• Directors’ remuneration	43
• Remuneration policy going forward	44
• External reporting	45

The quality of our people and their long-term commitment to the Group are fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with HSBC, and who will perform their role in the long-term interests of shareholders.

Employee remuneration

HSBC’s reward package comprises four key elements of remuneration:

•	fixed pay;

•	benefits;

•	annual incentive; and

•	the Group Performance Share Plan (‘GPSP’).

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and aligns employees’ remuneration with our risk framework and risk outcomes. For our most senior employees the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives which are summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. Altogether, performance is therefore judged not only on what is achieved over the short and long-term but also importantly on how it is achieved, as we believe the latter is essential to the long-term sustainability of the business.

Industry changes and key challenges

The main drivers of change in remuneration policy and practice within the financial services industry are the new regulations under CRD IV which apply globally to all employees of EU headquartered banks. The key change is the application of a cap on variable pay that can be paid to any ‘material risk taker’ (being employees who have been identified as having a material impact on the institution’s risk profile). This presents significant challenges for HSBC given the fact that as a worldwide business, a significant number of our material risk takers are based outside the EU.

This situation has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure we can remain competitive on a total compensation basis and retain our key talent. Bearing in mind the interests of our shareholders, the Board believes it is necessary to increase the variable pay cap to the 200% of fixed pay for material risk takers that is permitted under CRD IV with shareholder approval. This will enable us to hold back a larger proportion of variable pay, subject to malus, than would be the case if we were not to take advantage of this provision. It will require shareholder approval at the AGM on 23 May 2014.

Overall, a representative number of our major institutional shareholders have been supportive of the proposed changes to our remuneration policy and recognise the importance of ensuring we can retain our key talent.

Variable pay pool determination

Determining the quantum of variable pay requires consideration of affordability, the equitable distribution between shareholders and employees and market-based judgements around peer comparisons and retention risk. The Group Remuneration Committee considers many factors in determining HSBC’s variable pay pool funding. The total variable pay pool for 2013 was US$3.9bn, increased from US$3.7bn in 2012, as shown in the table below:

Variable pay pool

	Group
	2013	2012
	US$m	US$m

Variable pay pool
– total	3,920	3,689
– as a percentage of underlying profit	15%	17%
– percentage of pool deferred[28]	18%	17%

For footnote, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Funding

The variable pay pool takes into account the performance of the Group which is considered within the context of our Risk Appetite Statement. This ensures that the variable pay pool is shaped by risk considerations, and is shaped by an integrated approach to business, risk and capital management which supports achievement of our strategic objectives.

Funding is calibrated with reference to Group profitability, capital strength, and shareholder returns. This approach ensures that performance-related awards for any global business, global function, geographical region or level of staff are considered in a holistic fashion.

The methodology also considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate.

For the Directors’ Remuneration Report for the 2012, 2013 and target split, see page 394.

Relative importance of spend on pay

The following chart provides a breakdown of total staff pay relative to the amount paid out in dividends.

Directors’ remuneration

The single total figure for Directors’ remuneration required by Schedule 8 of the Large and Medium-Sized Companies (Accounts and Reports) Regulations 2008 is as follows:

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay
	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000
Fixed pay
Base salary	1,500	1,500	1,250	1,250	700	700
Pension	750	750	625	625	350	350
	2,250	2,250	1,875	1,875	1,050	1,050
Benefits	48	64	591	642	33	36
Variable pay
Annual incentive	–	–	1,833	780	1,074	539
GPSP	–	–	3,667	3,000	2,148	1,400
	–	–	5,500	3,780	3,222	1,939
Notional return on deferred cash	27	12	–	–	7	3
Non-taxable benefits	102	98	67	65	53	50
Total single figure of remuneration	2,427	2,424	8,033	6,362	4,365	3,078
Addendum
Annual incentive with performance conditions[30]	–	–	–	1,170	–	809
Total single figure of remuneration and annual incentive with performance conditions	2,427	2,424	8,033	7,533	4,365	3,887

For footnote, see page 46.

HSBC HOLDINGS PLC

Strategic Report (continued)

Douglas Flint, as Group Chairman, is not eligible for an annual incentive and did not receive a GPSP award in 2013.

Marc Moses was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC and his leadership of the function, and recognises his personal contribution to the Group.

A full summary of the variable pay performance outcomes for the two eligible executive Directors receiving such awards in 2013 is tabulated below.

For full details of Directors’ remuneration, see page 389.

Variable pay performance for 2013

	Stuart Gulliver						Iain Mackay
	Maximum multiple	Pre- discretion per- formance outcome	Multiple awarded	Pre- discretion value	Com- mittee discretion[31]	Post- discretion value	Maximum multiple	Post- discretion per- formance outcome	Multiple awarded	Value
				£000	£000	£000				£000

Salary	1.00	100%	1.00	1,250	n/a	1,250	1.00	100%	1.00	700
Annual incentive	3.00	60%	1.80	2,250	(417)	1,833	3.00	51%	1.53	1,074
GPSP	6.00	60%	3.60	4,500	(833)	3,667	5.10	60%	3.07	2,148

Total				8,000	(1,250)	6,750				3,922

For footnote, see page 46.

Remuneration policy going forward

In order to deal with the challenges of CRD IV we have introduced changes to our remuneration structure for executive Directors in 2014 as summarised in the table below, subject to shareholders’ approval at the 2014 AGM. If approved, the policy is intended to apply for three years to the conclusion of the AGM in 2017.

For full details of the remuneration policy for executive Directors, see page 381.

Changes in remuneration policy for 2014

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics

Salary	No change	No change	No change (none)
Fixed pay allowance[32]	Introduction of share allowance

Maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of the target remuneration of the executive Director under this policy and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director

None
Benefits	No change	No change	No change (none)
Total variable pay	No change	Maximum at 900% of salary reduced to 200% of fixed pay	No change
Annual incentive[32]	No change	Maximum incentive reduced from 300% of base salary to 67% of fixed pay	See page 382
GPSP[32]	No change	Maximum incentive reduced from 600% of base salary to 133% of fixed pay	See page 383
Pension	No change	No change	No change (none)

For footnote, see page 46.

The mix of fixed and variable pay granted to an employee is commensurate with the individual’s role, experience and responsibility and the local market.

Fixed pay allowances will only be granted to certain material risk takers based on their role, function, experience and technical expertise. The Group Chairman will not be eligible for a fixed pay allowance.

Executive Directors, Group Managing Directors and Group General Managers will receive shares that vest immediately. The shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March immediately following the end of the financial year in which the shares are granted. The remaining 80% will be subject to a retention period of at least five years.

HSBC HOLDINGS PLC

Strategic Report (continued)

All other employees will receive the fixed pay allowance in cash when it is below a specified threshold. Where the fixed pay allowance is above the specified threshold, all of it will be received in shares that vest immediately. Any shares delivered (net of shares sold to cover any income tax and social security) as part of the fixed pay allowance would be subject to a retention period. 40% of the shares will be released in March following the end of the relevant financial year in which the shares were granted. The remaining 60% will be released in three equal annual tranches on each anniversary of the initial release.

Group Managing Directors participate in both the annual incentive and the GPSP. Group General Managers participate in the annual incentive and may receive other long-term awards. Other employees across the Group are eligible to participate in annual incentive arrangements.

External reporting

The required remuneration disclosures for Directors and highest paid employees in the Group are made in the Directors Remuneration Report on page 378. Remuneration disclosures for Code Staff can be found in the Pillar 3 Disclosures 2013.

On behalf of the Board                 24 February 2014

D J Flint, Group Chairman

HSBC Holdings plc

Registered number 617987

HSBC HOLDINGS PLC

Strategic Report (continued)

Footnotes to Strategic Report

1	A Basel II measure, of core tier 1 capital expressed as percentage of total risk-weighted assets.
2	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
3	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. The third interim dividend for 2012 of US$0.09 was paid on 12 December 2012. The fourth interim dividend for 2012 of US$0.18 was paid on 8 May 2013. First, second and third interim dividends for 2013, each of US$0.10 per ordinary share, were paid on 11 July 2013, 9 October 2013 and 11 December 2013, respectively. Note 10 on the Financial Statements provides more information on the dividends declared in 2013. On 24 February 2014 the Directors declared a fourth interim dividend for 2013 of US$0.19 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 30 April 2014 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 22 April 2014, with a scrip dividend alternative. The reserves available for distribution at 31 December 2013 were US$49,339m.
Quarterly dividends of US$15.5 per 6.2% non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A US dollar preference share, were paid on 16 September 2013, 17 June 2013, 15 March 2013 and 16 December 2013.
Quarterly coupons of US$0.508 per security were paid with respect to 8.125% capital securities on 15 January 2013, 15 April 2013, 15 July 2013 and 15 October 2013.
Quarterly coupons of US$0.5 per security were paid with respect to 8% capital securities on 15 March 2013, 17 June 2013, 16 September 2013 and 16 December 2013.
4	The return on average ordinary shareholders’ equity is defined as profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders’ equity.
5	Net operating income before loan impairment charges and other credit risk provisions, also referred to as ‘revenue.’
6	Intermediation of securities, funds and insurance products, including Securities Services in GB&M.
7	Merger and acquisition, event and project financing, and co-investments in GPB.
8	Including Foreign Exchange, Rates, Credit and Equities.
9	Including portfolio management.
10	Including private trust and estate planning (for financial and non-financial assets).
11	Including hedge funds, real estate and private equity.
12	Loan impairment charges and other credit risk provisions.
13	Share of profit in associates and joint ventures.
14	In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 68 of the ‘Financial Review’. This led to an increase in the amount of reverse repo and repo agreements classified as ‘Loans and advances to customers’ at amortised cost and ‘Customer accounts’ at amortised cost in the balance sheet, respectively.
15	A Basel III measure, of common equity tier 1 capital expressed as percentage of total risk exposure amount.
16	UK bank levy paid reflects the payments made to the tax authorities during the calendar year and may differ from the recognition of liabilities charged to the income statement.
17	Excludes movements in the fair value of own debt and before variable pay distributions. See Directors’ Remuneration Report page 378.
18	Each American Depositary Share represents five ordinary shares.
19	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
20	The Financial Times Stock Exchange 100 Index, The Morgan Stanley Capital International World Index and The Morgan Stanley Capital International World Bank Index.
21	Established on 17 January 2014.
22	Established on 22 November 2013.
23	The HSBC UK entity shown comprises five legal entities; HSBC Bank plc (including all overseas branches), and SPEs consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.
24	The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a standalone operating entity.
25	The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.
26	The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.
27	Targets for 2014 to 2016 were announced at our Investor Update on 15 May 2013.
28	The percentage of variable pay deferred for the Code Staff population was 64%.
29	Dividends per ordinary share in respect of that year. For 2013, this includes the first, second and third interim dividends paid in 2013 of US$5.6bn (gross of scrip) and a fourth interim dividend of US$3.6bn.
30	60% of the 2012 annual incentive for Stuart Gulliver and Iain Mackay disclosed in the 2012 Directors’ Remuneration Report was deferred for five years. The vesting of these awards is subject to a service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.
31	In its meeting of 15 January 2014, the Group Remuneration Committee used its discretion to reduce overall variable pay by £1.25m (equivalent to 18.5% of the total annual incentive and GPSP). This adjustment was considered appropriate in the context of overall Group-wide year-over-year profitability and incentive pool funding, Group-wide risk and compliance, market remuneration benchmarks and the remuneration recommendations for the Group CEO’s direct reports.
32	Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the Remuneration scenarios chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay, respectively). The requested increase in the cap to 200% would enable us to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review

Financial summary

The management commentary included in the Report of the Directors: ‘Financial Review’, together with the ‘Employees’ and ‘Corporate sustainability’ sections of ‘Corporate Governance’ and the ‘Directors’ Remuneration Report’ is presented in compliance with the IFRSs Practice Statement ‘Management Commentary’ issued by the IASB.

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 416. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort year-on-year comparisons. These are considered non-GAAP financial measures. Non-GAAP financial measures that we use throughout our Financial Review and are described below. Other non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Constant currency

The constant currency measure adjusts for the year-on-year effects of foreign currency translation differences by comparing reported results for 2013 with reported results for 2012 retranslated at 2013 exchange rates. Except where stated otherwise, commentaries are on a constant currency basis, as reconciled in the table below.

The foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2013.

We exclude the translation differences because we consider the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.

Constant currency

Constant currency comparatives for 2012 referred to in the commentaries are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for 2012 at the average rates of exchange for 2013; and

•	the balance sheet at 31 December 2012 at the prevailing rates of exchange on 31 December 2013.

Constant currency comparatives for 2011 referred to in the 2012 commentaries are computed on the same basis, by applying average rates of exchange for 2012 to the 2011 income and rates of exchange on 31 December 2012 to the balance sheet at 31 December 2011.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current year on the basis described above.

Underlying performance

To arrive at underlying performance:

•	we adjust for the year-on-year effects of foreign currency translation;

•

we eliminate the fair value movements on our long-term debt attributable to credit spread (‘own credit spread’) where the net result of such movements will be zero upon maturity of the debt. This does not include fair value

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

changes due to own credit risk in respect of trading liabilities or derivative liabilities; and

•	we adjust for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the years presented so we can view results on a like-for-like basis. For example, if a disposal was made in the current year, any gain

47a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax

	2013 compared with 2012
HSBC	2012 as reported US$m	Currency translation adjustment US$m [1]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [2]	Constant currency change % [2]

Net interest income	37,672	(682)	36,990	35,539	(6)	(4)
Net fee income	16,430	(203)	16,227	16,434	–	1
Net trading income	7,091	(164)	6,927	8,690	23	25
Own credit spread[3]	(5,215)	12	(5,203)	(1,246)	76	76
Other income/(expense) from financial instruments designated at fair value	2,989	(53)	2,936	2,014	(33)	(31)
Net income/(expense) from financial instruments designated at fair value	(2,226)	(41)	(2,267)	768
Gains on disposal of US branch network, US cards business and Ping An	7,024	–	7,024	–	(100)	(100)
Gains less losses from financial investments	1,189	(17)	1,172	2,012	69	72
Net earned insurance premiums	13,044	(118)	12,926	11,940	(8)	(8)
Other operating income (including dividend income)	2,321	(200)	2,121	2,954	27	39

Total operating income	82,545	(1,425)	81,120	78,337	(5)	(3)

Net insurance claims incurred and movement in liabilities to policyholders	(14,215)	96	(14,119)	(13,692)	(4)	(3)

Net operating income[4]	68,330	(1,329)	67,001	64,645	(5)	(4)

Loan impairment charges and other credit risk provisions	(8,311)	201	(8,110)	(5,849)	30	28

Net operating income	60,019	(1,128)	58,891	58,796	(2)	–

Operating expenses	(42,927)	683	(42,244)	(38,556)	10	9

Operating profit	17,092	(445)	16,647	20,240	18	22

Share of profit in associates and joint ventures	3,557	45	3,602	2,325	(35)	(35)

Profit before tax	20,649	(400)	20,249	22,565	9	11

By global business
Retail Banking and Wealth Management	9,575	(26)	9,549	6,649	(31)	(30)
Commercial Banking	8,535	(96)	8,439	8,441	(1)	–
Global Banking and Markets	8,520	(147)	8,373	9,441	11	13
Global Private Banking	1,009	(16)	993	193	(81)	(81)
Other	(6,990)	(115)	(7,105)	(2,159)	69	70

Profit before tax	20,649	(400)	20,249	22,565	9	11

By geographical region
Europe	(3,414)	65	(3,349)	1,825
Hong Kong	7,582	(1)	7,581	8,089	7	7
Rest of Asia-Pacific	10,448	(227)	10,221	7,764	(26)	(24)
Middle East and North Africa	1,350	(36)	1,314	1,694	25	29
North America	2,299	(28)	2,271	1,221	(47)	(46)
Latin America	2,384	(173)	2,211	1,972	(17)	(11)

Profit before tax	20,649	(400)	20,249	22,565	9	11

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

or loss on disposal, any associated gain or loss on reclassification or impairment recognised and the results of the disposed-of business would be removed from the results of the current year and the previous year as if the disposed-of business did not exist in those years. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

We use underlying performance to explain year-on-year changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant because we consider that this basis more appropriately reflects operating performance.

The following acquisitions, disposals and changes to ownership levels affected the underlying performance:

Disposal gains/(losses) affecting underlying performance

	Date	Disposal gain/(loss)
		US$m
HSBC Bank Canada’s disposal of HSBC Securities (Canada) Inc’s full service retail brokerage business[5]	Jan 2012	83
The Hongkong and Shanghai Banking Corporation Limited’s disposal of RBWM operations in Thailand[5]	Mar 2012	108
HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc.’s disposal of US Card and Retail Services business[5]	May 2012	3,148
HSBC Bank USA, N.A.’s disposal of 138 non-strategic branches[5]	May 2012	661
HSBC Argentina Holdings S.A.’s disposal of its non-life insurance manufacturing subsidiary[5]	May 2012	102
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its private banking business in Japan[5]	Jun 2012	67
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in a property company in the Philippines[6]	Jun 2012	130
Hang Seng Bank Limited’s disposal of its non-life insurance manufacturing subsidiary[5]	Jul 2012	46
HSBC Bank USA, N.A.’s disposal of 57 non-strategic branches[5]	Aug 2012	203
HSBC Asia Holdings B.V.’s investment loss on a subsidiary[5]	Aug 2012	(85)
HSBC Bank plc’s disposal of HSBC Securities SA6	Aug 2012	(11)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Credit Zrt[6]	Aug 2012	(2)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Insurance (Ireland) Limited[6]	Oct 2012	(12)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Reinsurance Limited[6]	Oct 2012	7
HSBC Private Bank (UK) Limited’s disposal of Property Vision Holdings Limited[6]	Oct 2012	(1)
HSBC Investment Bank Holdings Limited’s disposal of its stake in Havas Havalimanlari Yer Hizmetleri Yatirim Holding Anonim Sirketi[6]	Oct 2012	18
HSBC Insurance (Asia) Limited’s disposal of its non-life insurance portfolios[5]	Nov 2012	117
HSBC Bank plc’s disposal of HSBC Shipping Services Limited[6]	Nov 2012	(2)
HSBC Bank (Panama) S.A.’s disposal of its operations in Costa Rica, El Salvador and Honduras[5]	Dec 2012	(62)
HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited’s disposal of their shares in Ping An Insurance (Group) Company of China, Ltd (‘Ping An’)[5]	Dec 2012	3,012
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in Global Payments Asia-Pacific Limited[5]	Dec 2012	212
Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[5]	Jan 2013	1,089
HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[5]	Mar 2013	104
Household Insurance Group Holding company’s disposal of its insurance manufacturing business[5]	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC’s disposal of its property and Casualty Insurance business in Mexico[5]	Apr 2013	20
HSBC Bank plc’s disposal of its shareholding in HSBC (Hellas) Mutual Funds Management SA6	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited[5]	May 2013	28
HSBC Bank plc’s disposal of HSBC Assurances IARD[6]	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited’s disposal of HSBC Life (International) Limited’s Taiwan branch operations[6]	June 2013	(36)
HSBC Markets (USA) Inc.’s disposal of its subsidiary, Rutland Plastic Technologies[6]	Aug 2013	17
HSBC Insurance (Singapore) Pte Ltd’s disposal of its Employee Benefits Insurance business in Singapore[6]	Aug 2013	(8)
HSBC Investment Bank Holdings plc’s disposal of its investment in associate FIP Colorado[6]	Aug 2013	(5)
HSBC Investment Bank Holdings plc group’s disposal of its investment in subsidiary, Viking Sea Tech[5]	Aug 2013	54
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Panama) S.A6.	Oct 2013	1,107
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Peru) S.A6.	Nov 2013	(18)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Paraguay) S.A6.	Nov 2013	(21)
Reclassification loss in respect of our holding in Yantai Bank Co., Limited following an increase in its registered share capital[5]	Dec 2013	(38)

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Acquisition gains/(losses) affecting underlying performance6

	Date	Fair value gain on acquisition
		US$m
Gain on the merger of Oman International Bank S.A.O.G. and the Omani operations of HSBC Bank Middle East Limited	Jun 2012	3
Gain on the acquisition of the onshore retail and commercial banking business of Lloyds Banking Group in the UAE by HSBC Bank Middle East Limited	Oct 2012	18

For footnote, see page 132.

The following table reconciles selected items for 2013 and 2012 to an underlying basis. Equivalent tables are provided for each of our global businesses and geographical segments in the Form 20-F filed with the Securities and Exchange Commission (‘SEC’), which is available on www.hsbc.com.

Reconciliation of reported and underlying items

	2013	2012	Change[2]
	US$m	US$m	%
Net interest income
Reported	35,539	37,672	(6)
Currency translation adjustment[1]		(682)
Acquisitions, disposals and dilutions	(273)	(2,015)

Underlying	35,266	34,975	1

Other operating income
Reported	2,632	2,100	25
Currency translation adjustment[1]		(195)
Acquisitions, disposals and dilutions	(2,234)	(811)

Underlying	398	1,094	(64)

Revenue[4]
Reported	64,645	68,330	(5)
Currency translation adjustment[1]		(1,341)
Own credit spread[3]	1,246	5,215
Acquisitions, disposals and dilutions	(2,596)	(10,607)

Underlying	63,295	61,597	3

Loan impairment charges and other credit risk provisions
Reported	(5,849)	(8,311)	30
Currency translation adjustment[1]		201
Acquisitions, disposals and dilutions	32	376

Underlying	(5,817)	(7,734)	25

Total operating expenses
Reported	(38,556)	(42,927)	10
Currency translation adjustment[1]		683
Acquisitions, disposals and dilutions	353	1,490

Underlying	(38,203)	(40,754)	6

Underlying cost efficiency ratio	60.4%	66.2%

Share of profit in associates and joint ventures
Reported	2,325	3,557	(35)
Currency translation adjustment[1]		45
Acquisitions, disposals and dilutions	(14)	(1,425)

Underlying	2,311	2,177	6

Profit before tax
Reported	22,565	20,649	9
Currency translation adjustment[1]		(412)
Own credit spread[3]	1,246	5,215
Acquisitions, disposals and dilutions	(2,225)	(10,166)

Underlying	21,586	15,286	41

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Consolidated income statement

Five-year summary consolidated income statement

	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Net interest income	35,539	37,672	40,662	39,441	40,730
Net fee income	16,434	16,430	17,160	17,355	17,664
Net trading income	8,690	7,091	6,506	7,210	9,863
Net income/(expense) from financial instruments designated at fair value	768	(2,226)	3,439	1,220	(3,531)
Gains less losses from financial investments	2,012	1,189	907	968	520
Dividend income	322	221	149	112	126
Net earned insurance premiums	11,940	13,044	12,872	11,146	10,471
Gains on disposal of US branch network, US cards business and Ping An	–	7,024	–	–	–
Other operating income	2,632	2,100	1,766	2,562	2,788

Total operating income	78,337	82,545	83,461	80,014	78,631

Net insurance claims incurred and movement in liabilities to policyholders	(13,692)	(14,215)	(11,181)	(11,767)	(12,450)

Net operating income before loan impairment charges and other credit risk provisions	64,645	68,330	72,280	68,247	66,181

Loan impairment charges and other credit risk provisions	(5,849)	(8,311)	(12,127)	(14,039)	(26,488)

Net operating income	58,796	60,019	60,153	54,208	39,693

Total operating expenses	(38,556)	(42,927)	(41,545)	(37,688)	(34,395)

Operating profit	20,240	17,092	18,608	16,520	5,298

Share of profit in associates and joint ventures	2,325	3,557	3,264	2,517	1,781

Profit before tax	22,565	20,649	21,872	19,037	7,079

Tax expense	(4,765)	(5,315)	(3,928)	(4,846)	(385)

Profit for the year	17,800	15,334	17,944	14,191	6,694

Profit attributable to shareholders of the parent company	16,204	14,027	16,797	13,159	5,834
Profit attributable to non-controlling interests	1,596	1,307	1,147	1,032	860

Five-year financial information

	US$	US$	US$	US$	US$

Basic earnings per share[8]	0.84	0.74	0.92	0.73	0.34
Diluted earnings per share[8]	0.84	0.74	0.91	0.72	0.34
Dividends per ordinary share[9]	0.48	0.41	0.39	0.34	0.34

	%	%	%	%	%

Dividend payout ratio[10]	57.1	55.4	42.4	46.6	100.0
Post-tax return on average total assets	0.7	0.6	0.6	0.6	0.3
Return on average ordinary shareholders’ equity	9.2	8.4	10.9	9.5	5.1

Average foreign exchange translation rates to US$:
US$1: £	0.639	0.631	0.624	0.648	0.641
US$1: €	0.753	0.778	0.719	0.755	0.719
For footnotes, see page 132.

Unless stated otherwise, all tables in the Annual Report and Accounts 2013 are presented on a reported basis.

For a summary of our financial performance in 2013, see page 16.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Notable revenue items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net gain on completion of Ping An disposal[11]	–	–	553	–	–	–	553

2012
Ping An contingent forward sale contract[11]	–	–	(553)	–	–	–	(553)

Notable revenue items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net gain on completion of Ping An disposal[11]	–	–	–	–	553	553

2012
Ping An contingent forward sale contract[11]	–	–	–	–	(553)	(553)

For footnote, see page 132.

Notable cost items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Restructuring and other related costs	217	6	81	3	100	76	483
UK customer redress programmes	1,235	–	–	–	–	–	1,235

2012
Restructuring and other related costs	299	31	131	27	221	167	876
UK customer redress programmes	2,338	–	–	–	–	–	2,338
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	375	–	–	–	1,546	–	1,921

2011
Restructuring and other related costs	404	68	45	31	236	338	1,122
UK customer redress programmes	898	–	–	–	–	–	898

Notable cost items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2013
Restructuring and other related costs	165	32	15	74	197	483
UK customer redress programmes	953	148	134	–	–	1,235

2012
Restructuring and other related costs	266	62	63	58	427	876
UK customer redress programmes	1,751	258	331	(2)	–	2,338
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	–	–	–	–	1,921	1,921

2011
Restructuring and other related costs	405	122	158	38	399	1,122
UK customer redress programmes	875	23	–	–	–	898

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Group performance by income and expense item

Net interest income

	2013 US$m		2012 US$m		2011 US$m

Interest income	51,192		56,702		63,005
Interest expense	(15,653)		(19,030)		(22,343)

Net interest income[12]	35,539		37,672		40,662

Average interest-earning assets	1,669,368		1,625,068		1,622,658

Gross interest yield[13]	3.07%		3.49%		3.88%
Less: cost of funds	(1.10%	)	(1.36%	)	(1.56%	)
Net interest spread[14]	1.97%		2.13%		2.32%
Net interest margin[15]	2.13%		2.32%		2.51%

Summary of interest income by type of asset

	2013			2012			2011
	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Short-term funds and loans and advances to banks	301,267	3,655	1.21	275,979	4,307	1.56	261,749	5,860	2.24
Loans and advances to customers	946,756	38,720	4.09	934,656	41,043	4.39	945,288	45,250	4.79
Financial investments	393,309	8,002	2.03	387,329	9,078	2.34	384,059	10,229	2.66
Other interest-earning assets	28,036	815	2.91	27,104	2,274	8.39	31,562	1,666	5.28

Total interest-earning assets	1,669,368	51,192	3.07	1,625,068	56,702	3.49	1,622,658	63,005	3.88
Trading assets and financial assets designated at fair value[16,17]	354,817	5,763	1.62	368,406	6,931	1.88	410,038	8,671	2.11
Impairment provisions	(15,954)			(17,421)			(18,738)
Non-interest-earning assets	683,785			730,901			752,965

Total assets and interest income	2,692,016	56,955	2.12	2,706,954	63,633	2.35	2,766,923	71,676	2.59

Summary of interest expense by type of liability and equity
	2013			2012			2011
	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %

Deposits by banks[18]	86,882	691	0.80	92,803	1,160	1.25	106,099	1,591	1.50
Financial liabilities designated at fair value – own debt issued[19]	72,333	967	1.34	75,016	1,325	1.77	73,635	1,313	1.78
Customer accounts[20]	1,104,644	9,063	0.82	1,052,812	10,878	1.03	1,058,326	13,456	1.27
Debt securities in issue	150,976	4,182	2.77	161,348	4,755	2.95	181,482	5,260	2.90
Other interest-bearing liabilities	11,345	750	6.61	19,275	912	4.73	14,024	723	5.16

Total interest-bearing liabilities	1,426,180	15,653	1.10	1,401,254	19,030	1.36	1,433,566	22,343	1.56
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	301,353	3,027	1.00	318,883	3,445	1.08	355,345	4,564	1.28
Non-interest bearing current accounts	184,370			177,085			162,369
Total equity and other non-interest bearing liabilities	780,113			809,732			815,643

Total equity and liabilities	2,692,016	18,680	0.69	2,706,954	22,475	0.83	2,766,923	26,907	0.97

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The commentary in the following sections is on a constant currency basis unless stated otherwise.

Reported net interest income of US$35.5bn decreased by 6% compared with 2012 and on a constant currency basis, net interest income fell by US$1.5bn. Both net interest spread and margin also fell, reflecting lower yields on customer lending following the disposal in 2012 of the CRS business in the US, which was higher yielding relative to the average yield of our portfolio, and lower yields on our surplus liquidity. These factors were partially offset by a lower cost of funds, principally on customer accounts and debt issued by the Group.

On an underlying basis, which excludes the net interest income earned by the businesses sold during 2013 (see page 50) from both years (2013: US$273m; 2012: US$2.0bn) and currency translation movements of US$682m, net interest income increased by 1%. This reflected balance sheet growth in Hong Kong and Europe, partly offset by lower net interest income earned in North America as a result of the run-off and disposal of CML portfolios in the US and the consumer finance business in Canada.

Interest income

On a constant currency basis, interest income fell. This was driven by lower interest income from customer lending, including loans classified within ‘Assets held for sale’, as a consequence of the disposal of the CRS business in the US in 2012 and the CML non-real estate loan portfolio and select tranches of CML first lien mortgages in the US in 2013. In addition, average yields on customer lending in Latin America fell, notably in Brazil, following lower average interest rates; re-pricing in line with local competition; a change in the composition of the lending portfolios as we focused on growing secured, lower yielding, lending balances for corporate and Premier customers. Interest income earned in Panama, where we disposed of the business, also fell. By contrast interest income on customer lending in Hong Kong and Rest of Asia-Pacific rose, driven by growth in residential mortgage balances in RBWM and term and trade-related and commercial real estate and other property-related lending in CMB. This increase in interest income was partially offset by compressed yields on trade lending and lower yields as interest rates declined in a number of countries across the region.

Interest income in Balance Sheet Management also decreased. Yields on financial investments and cash placed with banks and central banks declined as the proceeds from maturities and sales of available-for-sale debt securities were invested at prevailing rates, which were lower. This was partly offset by growth in customer deposits leading to an overall increase in the size of the Balance Sheet Management portfolio.

Interest expense

Interest expense fell in the year, though to a lesser extent than interest income, driven by a lower cost of funds relating to customer accounts. The reduction in interest rates paid to customers in Europe, Hong Kong and Rest of Asia-Pacific more than offset the effect of the growth in the average balances of customer accounts. There was also a decline in the interest expense on customer accounts in Latin America, principally in Brazil, reflecting the managed reduction in term deposits as we continued to change the funding base, substituting wholesale customer deposits for medium-term loan notes, together with a lower average base interest rate. The disposal of the business in Panama also reduced interest expense.

Interest expense on debt issued by the Group decreased too. In North America, as a result of the business disposals and the run-off of the CML portfolio, our funding requirements declined and led to a fall in average outstanding balances. In Europe, average outstanding balances fell as a result of net redemptions. Additionally, the effective rate of interest declined as new issuances were at lower prevailing rates.

Repos and reverse repos

During the final quarter, GB&M changed the way it manages reverse repurchase (‘reverse repo’) and repurchase (‘repo’) activities. For full details, see page 68. This had the effect of reducing the net interest margin as average interest earning assets and interest bearing liabilities increased significantly. These reverse repo and repo agreements have a lower gross yield and cost of funds, respectively, when compared with the remainder of our portfolio.

‘Net interest income’ includes the expense of internally funded trading assets, while related revenue is reported in ‘Net trading income’. The internal cost of funding these assets declined, reflecting a decrease in the average trading asset balances in most regions and reductions in our average cost of funds in these regions. In reporting our global business results, this cost is included within ‘Net trading income’.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net fee income

	2013 US$m	2012 US$m	2011 US$m

Account services	3,581	3,563	3,670
Funds under management	2,673	2,561	2,753
Cards	2,455	3,030	3,955
Credit facilities	1,907	1,761	1,749
Broking income	1,388	1,350	1,711
Imports/exports	1,157	1,196	1,103
Unit trusts	891	739	657
Underwriting	866	739	578
Remittances	849	819	770
Global custody	698	737	751
Insurance	551	696	1,052
Other	2,957	2,958	2,748

Fee income	19,973	20,149	21,497

Less: fee expense	(3,539)	(3,719)	(4,337)

Net fee income	16,434	16,430	17,160

Net fee income was broadly unchanged on a reported basis and increased by US$207m on a constant currency basis.

Fees from unit trusts grew, primarily in Hong Kong, as we captured improved market sentiment and strong customer demand. Fees from funds under management increased, primarily in Europe and Hong Kong, reflecting improved market conditions. Fee income from credit facilities rose, mainly in Europe in CMB.

Underwriting fees rose, notably in Europe and Hong Kong, as client demand for equity and debt capital financing increased and the collaboration between CMB and GB&M strengthened.

These factors were partly offset by the sale of the CRS business in North America, which led to a reduction in cards and insurance fee income and fee expenses. Fee income related to the sale fell following the expiry of the majority of the transition service agreements entered into during 2012. This is reported in other fee income while associated costs are reported in ‘Operating expenses’.

Net trading income

	2013 US$m	2012 US$m	2011 US$m

Trading activities	6,921	5,249	4,873
Ping An contingent forward sale contract[11]	(682)	(553)	–
Net interest income on trading activities	2,047	2,683	3,223
Loss on termination of hedges	(194)	–	–
Other trading income – hedge ineffectiveness:
– on cash flow hedges	22	35	26
– on fair value hedges	65	(27)	(224)
Non-qualifying hedges[21]	511	(296)	(1,392)

Net trading income[22]	8,690	7,091	6,506

For footnotes, see page 132.

Reported net trading income of US$8.7bn was US$1.6bn higher than in 2012. On a constant currency basis, income increased by US$1.8bn, notably in Europe. Net income from trading activities primarily arose from our Markets business within GB&M, which recorded a resilient performance during 2013.

The rise in net income from trading activities was due in part to lower adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value. These adverse movements offset favourable foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’. In addition, we made foreign exchange gains of US$442m on sterling debt issued by HSBC Holdings. We also recorded a favourable debit valuation adjustment (‘DVA’) of US$105m on derivative contracts, compared with a net reported charge of US$385m in

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012, as a result of a change in estimation methodology in respect of credit valuation adjustments (‘CVA’s) of US$903m and a DVA of US$518m, to reflect evolving market practices.

Net income from trading activities in Markets also rose. Trading revenue in Credit grew driven by revaluation gains from price appreciation on assets in the legacy portfolio together with increased customer activity. Foreign Exchange revenue rose as a result of increased client demand for hedging solutions, in part from increased collaboration, although this was partly offset by margin compression and reduced market volatility in the second half of 2013. Equities revenue also grew, from higher client flows and increased revaluation gains in Europe, together with minimal fair value movements on own credit spreads on structured liabilities, compared with adverse fair value movements in 2012.

Rates trading income in 2012 included a charge following a change in the CVA methodology, as noted above. In 2013, we won new client mandates and reported smaller adverse fair value movements on our credit spreads on structured liabilities. These factors were broadly offset by reduced revenue as in 2012 we benefited from a significant tightening of spreads on eurozone bonds following the ECB’s liquidity intervention. Revenue in 2013 was also affected by uncertainty regarding the tapering of quantitative easing in the US.

During 2013, we reported adverse fair value movements of US$682m compared with US$553m in 2012 on the contingent forward sale contract relating to Ping An in Rest of Asia-Pacific (see Note 25 on the Financial Statements).

Net interest income from trading activities also declined. This was driven by lower yields on debt securities in part reflecting the downward movement in interest rates.

In addition, net trading income was adversely affected by losses of US$194m relating to the termination of qualifying accounting hedges, mainly in HSBC Finance Corporation (‘HSBC Finance’) of US$199m, as a result of anticipated changes in funding.

In 2013, there were favourable movements on non-qualifying hedges compared with adverse movements in 2012. In North America, we reported favourable fair value movements on non-qualifying hedges as US long-term interest rates increased, compared with adverse fair value movements in 2012. There were also favourable fair value movements on non-qualifying hedges in Europe, compared with adverse movements in 2012.

Net income/(expense) from financial instruments designated at fair value

	2013 US$m	2012 US$m	2011 US$m

Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	3,170	2,980	(933)
– liabilities to customers under investment contracts	(1,237)	(996)	231
– HSBC’s long-term debt issued and related derivatives	(1,228)	(4,327)	4,161
Change in own credit spread on long-term debt	(1,246)	(5,215)	3,933
Other changes in fair value[23]	18	888	228

– other instruments designated at fair value and related derivatives	63	117	(20)

Net income/(expense) from financial instruments designated at fair value	768	(2,226)	3,439

For footnote, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose

	2013 US$m	2012 US$m	2011 US$m

Financial assets designated at fair value at 31 December	38,430	33,582	30,856
Financial liabilities designated at fair value at 31 December	89,084	87,720	85,724

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[24]	10,717	8,376	7,221
– unit-linked insurance and other insurance and investment contracts	25,423	23,655	20,033
Long-term debt issues designated at fair value	75,278	74,768	73,808

For footnote, see page 132.

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Notes 2i and 2b on the Financial Statements, respectively.

The majority of the financial liabilities designated at fair value are fixed-rate long-term debt issues, the interest rate profile of which has been changed to floating through swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues and the related hedges includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to global businesses, but are reported in ‘Other’. Credit spread movements on own debt designated at fair value are excluded from underlying results, and related fair value movements are not included in the calculation of regulatory capital.

We reported net income from financial instruments designated at fair value of US$768m in 2013 compared with a net expense of US$2.2bn in 2012. This included credit spread-related movements in the fair value of our own long-term debt, on which we experienced adverse fair value movements of US$1.2bn in 2013 compared with US$5.2bn in 2012. Adverse fair value movements were less extensive in 2013 than in 2012 as HSBC spreads tightened significantly in Europe and North America, having widened during 2011.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts increased reflecting higher net investment returns in 2013 than in 2012. These returns reflected favourable equity market movements in the UK and France, partly offset by weaker equity market performance and falling bond prices in Hong Kong and lower net income on the bond portfolio in Brazil.

Investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is also recorded under ‘Net income/(expense) from financial instruments designated at fair value’. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with discretionary participation features (‘DPF’), where the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other changes in fair value reflected lower favourable foreign exchange movements in 2013 than in 2012 on foreign currency debt designated at fair value and issued as part of our overall funding strategy (offset from assets held as economic hedges in ‘Net trading income’), and higher adverse movements due to hedging ineffectiveness in 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gains less losses from financial investments

	2013 US$m	2012 US$m	2011 US$m

Net gains/(losses) from disposal of:
– debt securities	491	781	712
– Ping An equity securities classified as available-for-sale[11]	1,235	–	–
– other equity securities	462	823	360
– other financial investments	(1)	5	12

	2,187	1,609	1,084

Impairment of available-for-sale equity securities	(175)	(420)	(177)

Gains less losses from financial investments	2,012	1,189	907

For footnote, see page 132.

Gains less losses from financial investments rose by US$823m on a reported basis and by US$840m on a constant currency basis.

This was driven by a significant increase in net gains from the disposal of available-for-sale equity securities in Rest of Asia-Pacific following the completion of the sale of our remaining shareholding in Ping An and an increase in disposal gains in Principal Investments. These increases were partly offset by the non-recurrence of gains in Hong Kong from the sale of our shares in four Indian banks in 2012.

The year on year decline in impairments on available-for-sale equity securities also contributed to the rise in gains less losses from financial investments. This was driven by a reduction in write downs in our Principal Investments business.

Net gains on the disposal of debt securities fell as 2012 included significant gains on the sale of available-for-sale government debt securities, notably in Europe, arising from structural interest rate risk management of the balance sheet.

Net earned insurance premiums

	2013 US$m	2012 US$m	2011 US$m

Gross insurance premium income	12,398	13,602	13,338
Reinsurance premiums	(458)	(558)	(466)

Net earned insurance premiums	11,940	13,044	12,872

Net earned insurance premiums decreased by US$1.1bn on a reported basis, and by US$1.0bn on constant currency basis.

The reduction was primarily due to lower net earned premiums in Europe, Latin America and North America, partly offset by an increase in Hong Kong.

In Europe, net earned premiums decreased, mainly as a result of lower sales of investment contracts with DPF in France. In addition, 2012 benefited from a number of large sales through independent financial adviser channels which are now in run off.

In Latin America, net earned premiums decreased in Brazil due to lower sales of unit-linked pension products, primarily as a result of changes to the distribution channel. In addition, the sale of the non-life business in Argentina in 2012 contributed to the decrease.

The reduction in net earned premiums in North America was due to the sale of our insurance manufacturing business in the first half of 2013.

In Hong Kong, premium income increased as a result of higher renewal premiums for insurance contracts with DPF and unit-linked insurance contracts, partly offset by lower sales of new business in 2013 and the disposal of the non-life business during 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gains on disposal of US branch network, US cards business and Ping An

	2013 US$m	2012 US$m	2011 US$m

Gains on disposal of US branch network	–	864	–
Gains on disposal of US cards business	–	3,148	–
Gains on disposal of Ping An11	–	3,012	–

	–	7,024	–

For footnote, see page 132.

In 2012, we made significant progress in exiting non-strategic markets and disposing of businesses and investments not aligned with the Group’s long-term strategy. These included three major disposals:

•	In May 2012, HSBC USA Inc., HSBC Finance and HSBC Technology and Services (USA) Inc. sold their US Card and Retail Services business, realising a gain on sale of US$3.1bn.

•

In May 2012, HSBC Bank USA, N.A. (‘HSBC Bank USA’) sold 138 out of 195 branches, primarily in upstate New York, realising a gain of US$661m. In August 2012, it sold the remaining 57 branches to the same purchaser, realising a gain of US$203m.

•

In December 2012, HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation agreed to sell their entire shareholdings in Ping An, representing 15.57% of the issued share capital of Ping An, in two tranches. The first tranche was completed on 7 December 2012, at which point we ceased to account for Ping An as an associate and recognised a gain on disposal of US$3.0bn. The remaining shareholding in respect of the second tranche was recognised as a financial investment.

The fixing of the sale price in respect of the second tranche gave rise to a contingent forward sale contract, for which there was an adverse fair value movement of US$553m recorded in ‘Net trading income’ in 2012. The disposal of our investment in Ping An was completed in 2013. We realised a gain of US$1.2bn, which was recorded in ‘Gains less losses from financial investments’. This was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract recorded in ‘Net trading income’, leading to a net gain in the year of US$553m.

Other operating income

	2013 US$m	2012 US$m	2011 US$m

Rent received	155	210	217
Gains/(losses) recognised on assets held for sale	(729)	485	55
Gains on investment properties	113	72	118
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	178	187	57
Gains arising from dilution of interest in Industrial Bank and other associates and joint ventures	1,051	–	208
Gain on disposal of HSBC Bank (Panama) S.A.	1,107	–	–
Change in present value of in-force long-term insurance business	525	737	726
Other	232	409	385

Other operating income	2,632	2,100	1,766
Change in present value of in-force long-term insurance business
	2013 US$m	2012 US$m	2011 US$m

Value of new business	924	1,027	943
Expected return	(505)	(420)	(428)
Assumption changes and experience variances	88	69	(30)
Other adjustments	18	61	241

Change in present value of in-force long-term insurance business	525	737	726

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other operating income of US$2.6bn increased by US$532m in 2013 on a reported basis and by US$727m on a constant currency basis.

Reported other operating income included net gains on the disposals and the reclassifications listed on page 49 of US$2.2bn in 2013, principally relating to an accounting gain arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties and a gain on the disposal of our operations in Panama, compared with net gains of US$736m in 2012.

On an underlying basis, which excludes the net gains above, the results of disposed of operations and the effects of foreign currency translation, other operating income decreased. This was driven by losses totalling US$424m on the sales of our CML non-real estate personal loan portfolio and several tranches of real estate secured loans, and a loss of US$279m following the write-off of goodwill relating to our GPB business in Monaco. In addition, we recognised a loss of US$146m on the sale of the HFC Bank UK secured loan portfolio in RBWM in Europe. These factors were partly offset by higher disposal and revaluation gains on investment properties in Hong Kong.

There were lower favourable movements on the present value of the in-force (‘PVIF’) long-term insurance business asset compared with 2012. This was largely due to lower values of new business in Europe, Hong Kong and Rest of Asia-Pacific, reflecting lower sales. Additionally, expected returns increased due to the growth of the opening PVIF asset year on year, particularly in Hong Kong and Brazil.

These factors were partly offset by higher favourable assumption changes in Hong Kong, which exceeded the adverse experience and assumption changes in Latin America. The lower other PVIF movements in 2013 compared with 2012 were driven by Latin America, notably the favourable effect of the recognition of a PVIF asset in Brazil in 2012 which did not recur.

Net insurance claims incurred and movement in liabilities to policyholders

	2013 US$m	2012 US$m	2011 US$m

Insurance claims incurred and movement in liabilities to policyholders:
– gross	13,948	14,529	11,631
– reinsurers’ share	(256)	(314)	(450)

– net[25]	13,692	14,215	11,181

For footnote, see page 132.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 4% on a reported basis, and by 3% on a constant currency basis.

The reduction largely reflected the decrease in premiums, notably in Latin America, North America and France, and included the effect of business disposals described under ‘Net earned insurance premiums’.

This reduction was partly offset by increases in reserves attributable to increased renewal premiums in Hong Kong and higher investment returns on the assets held to support policyholder contracts where the policyholder bears investment risk. These returns reflected favourable equity market movements in the UK and France, partly offset by weaker equity market performance and falling bond prices in Hong Kong and lower net income on the bond portfolio in Brazil.

The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan impairment charges and other credit risk provisions

	2013 US$m	2012 US$m	2011 US$m

Loan impairment charges
New allowances net of allowance releases	7,344	9,306	12,931
Recoveries of amounts previously written off	(1,296)	(1,146)	(1,426)

	6,048	8,160	11,505
Individually assessed allowances	2,320	2,139	1,915
Collectively assessed allowances	3,728	6,021	9,590

Impairment/(releases of impairment allowances) on available-for-sale debt securities	(211)	99	631
Other credit risk provisions/(recoveries)	12	52	(9)

Loan impairment charges and other credit risk provisions	5,849	8,311	12,127

	%	%	%

Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers	0.6	0.9	1.2

On a reported basis, loan impairment charges and other credit risk provisions (‘LICs’) were US$2.5bn lower than in 2012, decreasing in the majority of regions, most notably in North America, Europe and the Middle East and North Africa. Underlying LICs declined by US$1.9bn to US$5.8bn.

The percentage of impairment charges to average gross loans and advances reduced to 0.6% at 31 December 2013 from 0.9% at 31 December 2012.

On a constant currency basis, LICs fell by US$2.3bn, a reduction of 28%. Collectively assessed charges decreased by US$2.1bn while individually assessed impairment charges increased by US$198m. Credit risk provisions on available-for-sale debt securities reflected net releases of US$211m in 2013 compared with charges in 2012.

The fall in collectively assessed charges largely arose in North America, in part due to improvements in housing market conditions. In addition, the decrease reflected lower lending balances, reduced new impaired loans and lower delinquency levels in the CML portfolio. This was partially offset by increases in Latin America, principally in Mexico due to higher collective impairments in RBWM. In Brazil, improvements in credit quality were broadly offset by higher charges from model changes and assumption revisions for restructured loan portfolios in RBWM and Business Banking in CMB.

The increase in individually assessed loan impairment charges reflected higher levels of impairment in Latin America, particularly on exposures to homebuilders in Mexico and across a number of corporate exposures in Brazil. These were partly offset by releases in the Middle East and North Africa, mainly in GB&M for a small number of customers as a result of an overall improvement in the loan portfolio compared with charges in 2012. In Europe, higher provisions in GB&M were broadly offset by decreases in CMB, mainly in the UK and Greece.

The movement in credit risk provisions on available-for-sale debt securities was largely in GB&M as a result of net releases in Europe compared with charges in 2012, and a credit risk provision on an available-for-sale debt security in 2012 in Rest of Asia-Pacific.

In North America, LICs decreased by US$2.3bn to US$1.2bn, mainly in the US, in part due to improvements in housing market conditions. In addition, the decrease reflected lower lending balances from continued run-off and loan sales, and lower levels of new impaired loans and delinquency in the CML portfolio. US$322m of the decline in loan impairment charges was due to the sale of the CRS business in 2012. These factors were partly offset by an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to writing off real estate loans to twelve months (previously a period of ten months was used). In CMB, loan impairment charges increased by US$77m, reflecting higher collectively assessed charges in the US as a result of increased lending balances in key growth markets and higher individually assessed impairments on a small number of exposures mainly in Canada.

In Europe, LICs decreased by 20% to US$1.5bn. In the UK, GB&M reported net releases of credit risk provisions on available-for-sale asset-backed securities (‘ABS’s), compared with impairment charges in 2012, offset in part by higher individually assessed provisions. In addition, there were lower loan impairment charges in CMB due to lower collectively and individually assessed provisions, and in RBWM due to lower collectively assessed provisions reflecting recoveries from

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

debt sales. In other countries in Europe, lower individually assessed impairment provisions in Greece were partly offset by increases in Turkey, where there was growth in unsecured lending in RBWM and a rise in Spain, where the challenging economic conditions continued to affect the market.

In the Middle East and North Africa, LICs reflected a net release of US$42m compared with a charge of US$282m in 2012. We recorded provision releases, mainly in GB&M, for a small number of UAE-related exposures, reflecting an overall improvement in the loan portfolio compared with charges in 2012. In addition, loan impairment charges declined, due to lower individually assessed loan impairments in the UAE in CMB, and lower provisions in RBWM on residential mortgages following a repositioning of the book towards higher quality lending and improved property prices.

In Rest of Asia-Pacific, LICs decreased by US$63m as 2012 included a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M. These factors were partly offset by an increase in individually assessed impairments in GB&M and CMB in a number of countries across the region.

In Latin America, LICs increased by US$693m, primarily in Mexico due to specific impairments in CMB relating to homebuilders from a change in the public housing policy, and higher collective impairments in RBWM as a result of increased volumes and higher delinquency in our unsecured lending portfolio. In Brazil, LICs increased due to changes to the impairment model and assumption revisions for restructured loan account portfolios in RBWM and CMB, following a realignment of local practices to Group standard policy. LICs were also adversely affected by higher specific impairments in CMB across a number of corporate exposures. These factors were partly offset by improvements in credit quality in Brazil following the modification of credit strategies in previous years to mitigate rising delinquency rates.

LICs in Hong Kong were US$63m higher due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, although these remained low. This was partly offset by collective provision releases in CMB from lower historical loss rates and individual impairment releases in GB&M.

Operating expenses

	2013 US$m	2012 US$m	2011 US$m
By expense category
Employee compensation and benefits	19,196	20,491	21,166
Premises and equipment (excluding depreciation and impairment)	4,183	4,326	4,503
General and administrative expenses	12,882	15,657	12,956

Administrative expenses	36,261	40,474	38,625
Depreciation and impairment of property, plant and equipment	1,364	1,484	1,570
Amortisation and impairment of intangible assets	931	969	1,350

Operating expenses	38,556	42,927	41,545
Staff numbers (full-time equivalents)
	At 31 December
	2013	2012	2011
Geographical regions
Europe	68,334	70,061	74,892
Hong Kong	28,367	27,742	28,984
Rest of Asia-Pacific	85,334	85,024	91,051
Middle East and North Africa	8,618	8,765	8,373
North America	20,871	22,443	30,981
Latin America	42,542	46,556	54,035

	254,066	260,591	288,316

Reported operating expenses of US$38.6bn were US$4.4bn or 10% lower than 2012. On an underlying basis, costs fell by 6%.

On a constant currency basis, operating expenses in 2013 were US$3.7bn or 9% lower than in 2012, primarily due to the non-recurrence of a charge for US AML, BSA, and OFAC investigations of US$1.9bn, and a reduction in restructuring and other related costs of US$369m. UK customer redress programmes were also lower than in 2012. These included:

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	a charge for additional estimated redress for possible mis-selling in previous years of payment protection insurance (‘PPI’) policies of US$756m (US$1.7bn in 2012);

•	US$261m in respect of interest rate protection products (US$586m in 2012); and

•	US$149m in respect of wealth management products.

•	The provision for the UK customer redress programmes at 31 December 2013 is US$2.1bn

The business disposals, primarily the disposal of the CRS business and the non-strategic branches in the US in 2012, resulted in a lower cost base in 2013.

Excluding the above, expenses were US$808m higher than in 2012. The UK bank levy charge of US$904m in 2013 increased compared with US$571m in 2012, mainly due to an increase in its rate. In addition, operating expenses in both years included adjustments relating to the prior year charge for the UK bank levy (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment).

Litigation-related expenses increased primarily due to a provision in respect of regulatory investigations in GPB, Madoff related litigation costs in GB&M, and a customer remediation provision connected with our former CRS business.

During 2013:

•	we increased our investment in digital and wealth management capabilities in RBWM;

•	in CMB we continued our ongoing expansion into the large corporate market in the US; and

•	increased investment spend on regulatory requirements particularly through the Global Standards programme.

In addition, other costs rose due to higher operational expenses in part driven by general inflationary pressures including wage inflation across the Group and rental costs in Hong Kong and Rest of Asia-Pacific. Cost growth in the Middle East and North Africa resulted from a customer redress programme in RBWM relating to fees charged on overseas credit card transactions, the acquisition of the Lloyds business in the UAE in 2012 and the merger with Oman International Bank S.A.O.G. (‘OIB’). Operating expenses also increased in Hong Kong and North America as a result of changes to the recognition of pension costs.

These cost increases were in part offset by further sustainable cost savings of US$1.5bn from our ongoing organisational effectiveness programmes. In addition, we recorded an accounting gain of US$430m from changes in delivering ill-health benefits to certain employees in the UK (see Note 7 on the Financial Statements).

The number of employees expressed in full-time equivalent numbers (‘FTE’s) at the end of 2013 was 3% lower than at the end of 2012 due to sustainable cost savings initiatives and business disposals. Average staff numbers fell by 6% compared with 2012.

Cost efficiency ratios26

	2013%	2012%	2011%

HSBC	59.6	62.8	57.5

Geographical regions
Europe	84.0	108.4	70.4
Hong Kong	38.2	39.0	44.5
Rest of Asia-Pacific	47.1	42.7	54.2
Middle East and North Africa	51.5	48.0	44.5
North America	72.9	60.8	55.7
Latin America	56.1	58.7	63.3

Global businesses
Retail Banking and Wealth Management	64.5	58.4	63.2
Commercial Banking	43.1	45.9	46.3
Global Banking and Markets	51.9	54.2	57.0
Global Private Banking	91.4	67.6	68.8

For footnote, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Share of profit in associates and joint ventures

	2013 US$m	2012 US$m	2011 US$m

Associates
Bank of Communications Co., Limited	1,878	1,670	1,370
Ping An Insurance (Group) Company of China, Ltd	–	763	946
Industrial Bank Co., Limited	–	670	471
The Saudi British Bank	403	346	308
Other	5	72	126

Share of profit in associates	2,286	3,521	3,221
Share of profit in joint ventures	39	36	43

Share of profit in associates and joint ventures	2,325	3,557	3,264

The share of profit in associates and joint ventures was US$2.3bn, a decrease of 35% compared with 2012 on both a reported and constant currency basis. This was driven by the disposal of Ping An in 2012 and the reclassification in 2013 of Industrial Bank as a financial investment.

The recognition of profits ceased from Ping An following the agreement to sell our shareholding in December 2012, and from Industrial Bank following the issuance of additional share capital to third parties in January 2013, which resulted in our diluted shareholding being classified as a financial investment. In addition, in 2013, we recorded an impairment charge of US$106m on our banking associate in Vietnam.

Our share of profit from BoCom rose as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

At 31 December 2013, we performed an impairment review of our investment in BoCom and concluded that it was not impaired at the year end, based on our value in use calculation (see Note 21 on the Financial Statements for further details). In future years, the value in use will remain relatively stable if the current calculation assumptions remain broadly the same. However, it is expected that the carrying amount will increase in 2014 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, the carrying amount would be reduced to equal value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

Profits from The Saudi British Bank rose, reflecting strong lending growth and effective cost management.

Tax expense

	2013 US$m	2012 US$m	2011 US$m

Profit before tax	22,565	20,649	21,872
Tax expense	(4,765)	(5,315)	(3,928)

Profit after tax	17,800	15,334	17,944

Effective tax rate	21.1%	25.7%	18.0%

The effective tax rate for 2013 of 21.1% was lower than the UK corporation tax rate of 23.25%.

The lower effective tax rate reflected the geographical distribution of our profit, the non-taxable gain on profits resulting from the reclassification of our holding in Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An.

The tax expense decreased by US$0.6bn to US$4.8bn despite a US$2.0bn increase in accounting profit before tax, due to the combination of benefits noted above and because the 2012 tax expense included the non-tax deductible effect of fines and penalties paid as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanction laws.

In 2013, the tax borne and paid by the Group to the relevant tax authorities, including tax on profits, bank levy and employer-related taxes, was US$8.6bn (2012: US$9.3bn). The amount differs from the tax charge reported in the income statement due to indirect taxes such as VAT and the bank levy included in pre-tax profit, and the timing of payments.

We also play a major role as tax collector for governments in the jurisdictions in which we operate. Such taxes include employee-related taxes and taxes withheld from payments to deposit holders. In 2013, we collected US$8.8bn (2012: US$8.5bn).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

Reconciliation of reported and constant currency profit before tax

	2012 compared with 2011
HSBC	2011 as reported US$m	Currency translation adjustment US$m [1]	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change % [2]	Constant currency change % [2]

Net interest income	40,662	(1,151)	39,511	37,672	(7)	(5)
Net fee income	17,160	(436)	16,724	16,430	(4)	(2)
Own credit spread[3]	3,933	(35)	3,898	(5,215)
Gains on disposal of US branch network, US cards business and Ping An	–	–	–	7,024
Other income[7]	10,525	(446)	10,079	12,419	18	23

Net operating income[4]	72,280	(2,068)	70,212	68,330	(5)	(3)

Loan impairment charges and other credit risk provisions	(12,127)	277	(11,850)	(8,311)	31	30

Net operating income	60,153	(1,791)	58,362	60,019	–	3

Operating expenses	(41,545)	1,273	(40,272)	(42,927)	(3)	(7)

Operating profit	18,608	(518)	18,090	17,092	(8)	(6)

Share of profit in associates and joint ventures	3,264	55	3,319	3,557	9	7

Profit before tax	21,872	(463)	21,409	20,649	(6)	(4)

By global business
Retail Banking and Wealth Management	4,270	(71)	4,199	9,575	124	128
Commercial Banking	7,947	(180)	7,767	8,535	7	10
Global Banking and Markets	7,049	(200)	6,849	8,520	21	24
Global Private Banking	944	(8)	936	1,009	7	8

Other	1,662	(4)	1,658	(6,990)

Profit before tax	21,872	(463)	21,409	20,649	(6)	(4)

By geographical region
Europe	4,671	(130)	4,541	(3,414)
Hong Kong	5,823	20	5,843	7,582	30	30
Rest of Asia-Pacific	7,471	(79)	7,392	10,448	40	41
Middle East and North Africa	1,492	(7)	1,485	1,350	(10)	(9)
North America	100	(14)	86	2,299	2,199	2,573
Latin America	2,315	(253)	2,062	2,384	3	16

Profit before tax	21,872	(463)	21,409	20,649	(6)	(4)

For footnotes, see page 132.

64a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	2012 US$m	2011 US$m	Change % [2]

Revenue[4]
Reported	68,330	72,280	(5)
Currency translation adjustment[1]		(2,033)
Own credit spread[3]	5,215	(3,933)
Acquisitions, disposals and dilutions	(10,048)	(6,976)

Underlying	63,497	59,338	7

Loan impairment charges and other credit risk provisions
Reported	(8,311)	(12,127)	31
Currency translation adjustment[1]		277
Acquisitions, disposals and dilutions	338	1,619

Underlying	(7,973)	(10,231)	22

Operating expenses
Reported	(42,927)	(41,545)	(3)
Currency translation adjustment[1]		1,273
Acquisitions, disposals and dilutions	1,004	2,666

Underlying	(41,923)	(37,606)	(11)

Underlying cost efficiency ratio	66.0%	63.4%

Profit before tax
Reported	20,649	21,872	(6)
Currency translation adjustment[1]		(428)
Own credit spread[3]	5,215	(3,933)
Acquisitions, disposals and dilutions	(9,479)	(3,650)

Underlying	16,385	13,861	18

By global business
Retail Banking and Wealth Management	4,001	871	359
Commercial Banking	7,941	7,691	3
Global Banking and Markets	8,371	6,735	24
Global Private Banking	954	945	1
Other	(4,882)	(2,381)	(105)

Underlying profit before tax	16,385	13,861	18

By geographical region
Europe	699	1,629	(57)
Hong Kong	7,162	5,761	24
Rest of Asia-Pacific	6,403	6,249	2
Middle East and North Africa	1,380	1,417	(3)
North America	(1,499)	(3,076)	51
Latin America	2,240	1,881	19

Underlying profit before tax	16,385	13,861	18

For footnotes, see page 132.

Consolidated income statement

Reported profit before tax of US$20.6bn in 2012 was US$1.2bn, or 6%, lower than in 2011. This was primarily due to adverse fair value movements on own debt attributable to credit spreads of US$5.2bn, compared with favourable movements of US$3.9bn in 2011. The variance was partially offset by US$7.5bn of gains (net of losses) on disposals, in particular in respect of the US Card and Retail Services business and our associate, Ping An. Our remaining shareholding in Ping An has been reclassified as a financial investment, the sale of which was completed on 6 February 2013.

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

64b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Loan impairment charges and other credit risk provisions were US$2.3bn lower than in 2011. This primarily reflected a decrease in North America, mainly due to the continued decline in lending balances and lower delinquency rates in the CML portfolio. In addition, in Europe there were lower credit risk provisions on available-for-sale asset-

backed securities (‘ABS’s) driven by an improvement in underlying asset prices, and lower loan impairment charges in RBWM, most notably in the UK, as delinquency rates improved across both unsecured and secured lending portfolios. These factors were partially offset by increased loan impairment charges and other credit risk provisions in Latin America, particularly in Brazil, which were primarily due to higher delinquency rates in RBWM and in Business Banking in CMB. In Rest of Asia-Pacific, there were also higher individually assessed loan impairments on a small number of customers in CMB.

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

The charges for UK customer redress programmes include estimates in respect of possible mis-selling in previous years of payment protection insurance (‘PPI’) policies of US$1.7bn and interest rate protection products of US$598m. The additional provision relating to PPI reflects our recent claims experience. The provision in relation to interest rate protection products reflects an estimate of possible customer redress requirements following an independent review carried out at the request of the Financial Services Authority (‘FSA’). There are many factors which affect these estimated liabilities and there remains a high degree of uncertainty as to the eventual cost of redress for these matters.

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

64c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Group performance by income and expense item

Net interest income

The commentary in the following sections is on a constant currency basis unless otherwise stated.

Reported net interest income decreased by 7%. On a constant currency basis, it declined by 5%.

On an underlying basis, excluding net interest income earned by the businesses sold during 2012 from all periods presented (2012: US$1.6bn; 2011: US$4.8bn) and currency translation movements of US$1.2bn, net interest income rose by 4%. This reflected strong balance sheet growth in Hong Kong and Rest of Asia-Pacific, together with a lower cost of funds in Latin America driven by a decline in interest rates in Brazil.

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

64d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Net fee income

Net fee income decreased by US$730m on a reported basis, and by US$294m on a constant currency basis.

On an underlying basis, which excludes the net fee income relating to the business disposals (2012: US$401m and 2011:US$1.41bn) and currency translation movements of US$436m, net fee income rose by US$726m, or 5%.

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

Net trading income

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

64e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

During 2012, HSBC Finance terminated approximately US$3.0bn of non-qualifying hedges. A further US$2.4bn of non-qualifying hedges were terminated in January 2013 to better align our hedges with the overall interest rate position in HSBC Finance. The losses on these economic hedges reported in previous years were therefore crystallised.

Net income from trading activities increased compared with 2011, driven by a strong performance in GB&M. This was after taking into account a net charge of US$385m in the fourth quarter of 2012 as a result of a change in estimation methodology in respect of credit valuation adjustments on derivative assets and debit valuation adjustments on derivative liabilities to reflect evolving market practices.

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

These factors were partly offset by unfavourable fair value movements on assets held as economic hedges of foreign currency debt at fair value compared with favourable movements in 2011, due to movements in the underlying currencies. These offset favourable foreign exchange movements on foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’.

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

We reported net expense from financial instruments designated at fair value of US$2.2bn in 2012 compared with net income of US$3.4bn in 2011. This included the credit spread-related movements in the fair value of our own long-term debt, on which we reported adverse fair value movements of US$5.2bn in 2012 and favourable movements of US$3.9bn in 2011. The adverse fair value movements arose in 2012 as credit spreads tightened in Europe and North America, having widened during 2011.

64f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Higher gains were also reported on the disposal of available-for-sale government debt securities, principally in the UK as part of Balance Sheet

Management’s structural interest rate risk management activities. This was partly offset by losses on the disposal of legacy assets in GB&M in the UK, together with the non-recurrence of gains in 2011 on the disposal of available-for-sale debt securities in our Insurance business in RBWM, also in Europe.

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

64g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

to Capital One Financial Corporation, realising a gain on sale of US$3.1bn.

•

In May 2012, HSBC Bank USA, N.A. (‘HSBC Bank USA’) sold 138 out of 195 branches primarily in upstate New York to First Niagara Bank, realising a gain of US$661m. In August 2012, it sold the remaining 57 branches to the same purchaser, realising a gain of US$203m.

In December 2012, HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation agreed to sell to indirect wholly-owned subsidiaries of Charoen Pokphand Group Company Limited their entire shareholdings in Ping An, representing 15.57% of the issued share capital of Ping An, in two tranches. The first tranche was completed on 7 December 2012. The completion of the second tranche took place on 6 February 2013. The disposal of this associate resulted in a gain of US$3.0bn in 2012. Our remaining shareholding has been classified as a financial investment.

Other operating income

Reported other operating income of US$2.1bn increased by 19% in 2012. On a constant currency basis, it rose by 25% as a result of business disposals during the year.

We continued to rationalise our portfolio in non-strategic markets, resulting in a number of gains and losses on disposal which are excluded from our underlying results. These included gains of US$108m on the sale of our RBWM operations in Thailand, US$130m on the sale of our shareholding in a property company in the Philippines, US$163m on the sales of the HSBC and Hang Seng general insurance businesses in Hong Kong, US$102m following the completion of the sale of our general insurance manufacturing business in Argentina, and US$212m following the sale of our shares in Global Payments Asia-Pacific Ltd. The gains on disposal were partly offset by an investment loss on a subsidiary of US$85m in the Middle East and North Africa and a loss of US$62m on the sale of our operations in Costa Rica, Honduras and El Salvador.

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

The increase in other operating income was partly offset by losses recognised on the sale of syndicated loans in Europe and on the reclassification of certain businesses to held for sale in South America. In addition, a gain on sale and leaseback of branches in Mexico recognised in 2011 did not recur.

Net insurance claims incurred and movement in liabilities to policyholders

Net insurance claims incurred and movement in liabilities to policyholders increased by 27% on a reported basis, and by 33% on a constant currency basis.

The increase in liabilities to policyholders largely resulted from gains in the fair value of the assets where the policyholders bear the investment risk, particularly in relation to unit-linked insurance contracts and investment and insurance contracts with DPF.

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

64h

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

64i

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

On a constant currency basis, operating expenses in 2012 were US$2.7bn or 7% higher than in 2011, primarily driven by fines and penalties paid as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanction laws of US$1.9bn, of which US$1.5bn was attributed to, and paid by, HNAH and its subsidiaries and US$375m was paid by HSBC Holdings. Further provisions for the UK customer redress programmes of US$2.3bn were raised during 2012 compared with a charge of US$890m in 2011 (US$898m as reported). This included a charge for additional estimated redress for possible mis-selling in previous years of PPI policies US$1.7bn (2011: US$713m) and interest rate protection products (US$598m), which took the balance sheet provision for the UK customer redress programmes at 31 December 2012 to US$2.2bn.

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

Profits from Ping An were lower due to market valuation losses on equity securities held by their insurance business, reflecting volatile domestic equity markets, partly offset by increased income from the banking business reflecting the contribution of Ping An Bank (formerly Shenzhen Development

64j

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Bank). On 5 December 2012, we agreed to sell our entire shareholding in Ping An and recognised a gain on the disposal of the associate. Our remaining shareholding has been classified as a financial investment.

Tax expense

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

64k

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Consolidated balance sheet

Five-year summary consolidated balance sheet

	At 31 December
	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m
ASSETS
Cash and balances at central banks	166,599	141,532	129,902	57,383	60,655
Trading assets	303,192	408,811	330,451	385,052	421,381
Financial assets designated at fair value	38,430	33,582	30,856	37,011	37,181
Derivatives	282,265	357,450	346,379	260,757	250,886
Loans and advances to banks	211,521	152,546	180,987	208,271	179,781
Loans and advances to customers[27]	1,080,304	997,623	940,429	958,366	896,231
Financial investments	425,925	421,101	400,044	400,755	369,158
Assets held for sale	4,050	19,269	39,558	1,991	3,118
Other assets	159,032	160,624	156,973	145,103	146,061

Total assets	2,671,318	2,692,538	2,555,579	2,454,689	2,364,452

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	129,212	107,429	112,822	110,584	124,872
Customer accounts	1,482,812	1,340,014	1,253,925	1,227,725	1,159,034
Trading liabilities	207,025	304,563	265,192	300,703	268,130
Financial liabilities designated at fair value	89,084	87,720	85,724	88,133	80,092
Derivatives	274,284	358,886	345,380	258,665	247,646
Debt securities in issue	104,080	119,461	131,013	145,401	146,896
Liabilities under insurance contracts	74,181	68,195	61,259	58,609	53,707
Liabilities of disposal groups held for sale	2,804	5,018	22,200	86	3
Other liabilities	117,377	118,123	111,971	109,868	148,411

Total liabilities	2,480,859	2,509,409	2,389,486	2,299,774	2,228,791

Equity
Total shareholders’ equity	181,871	175,242	158,725	147,667	128,299
Non-controlling interests	8,588	7,887	7,368	7,248	7,362

Total equity	190,459	183,129	166,093	154,915	135,661

Total equity and liabilities	2,671,318	2,692,538	2,555,579	2,454,689	2,364,452

Five-year selected financial information
Called up share capital	9,415	9,238	8,934	8,843	8,705
Capital resources[28,29]	194,009	180,806	170,334	167,555	155,729
Undated subordinated loan capital	2,777	2,778	2,779	2,781	2,785
Preferred securities and dated subordinated loan capital[30]	48,114	48,260	49,438	54,421	52,126

Risk-weighted assets and capital ratios[28]
Risk-weighted assets	1,092,653	1,123,943	1,209,514	1,103,113	1,133,168

	%	%	%	%	%

Core tier 1 ratio	13.6	12.3	10.1	10.5	9.4
Total capital ratio	17.8	16.1	14.1	15.2	13.7

Financial statistics
Loans and advances to customers as a percentage of customer accounts	72.9	74.4	75.0	78.1	77.3
Average total shareholders’ equity to average total assets	6.55	6.16	5.64	5.53	4.72

Net asset value per ordinary share at year-end[31] (US$)	9.27	9.09	8.48	7.94	7.17
Number of US$0.50 ordinary shares in issue (millions)	18,830	18,476	17,868	17,686	17,408

Closing foreign exchange translation rates to US$:
US$1: £	0.605	0.619	0.646	0.644	0.616
US$1: €	0.726	0.758	0.773	0.748	0.694

For footnotes, see page 132.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 419.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in 2013

Total reported assets were US$2.7 trillion, 1% lower than at 31 December 2012, on both a reported and constant currency basis. Our balance sheet remains strong, with a ratio of customer advances to customer accounts of 72.9%.

During 2013, GB&M changed the way it manages repo and reverse repo activities. This led to an increase in 2013 in reverse repo agreements classified as ‘Loans and advances to customers’ and ‘Loans and advances to banks’, and a decline in those included in ‘Trading assets’. Similarly, there was an increase in repo agreements classified in ‘Deposits by banks’ and ‘Customer accounts’, with a decline in ‘Trading liabilities’. For further details of this change, see page 68.

Loans and advances to customers grew by more than US$34.2bn in 2013, notably in term and trade-related lending to corporate and commercial customers. Customer accounts increased by over US$56.3bn in 2013. These movements exclude reverse repo and repo transactions and the effect of currency movements.

The following commentary is on a constant currency basis.

Assets

Cash and balances at central banks increased by 17%, mainly in Europe, driven by the placement of surplus funds reflecting growth in deposits in excess of lending growth and, to a lesser extent, in North America.

Trading assets decreased by US$110bn or 27%, driven by a fall in reverse repos, reflecting the change in the way GB&M manages these activities noted above. Excluding this, trading assets were broadly in line with December 2012 levels.

Financial assets designated at fair value increased by 16%, in part due to favourable market movements in our European insurance operations coupled with higher investments from premium income received during the year in our insurance businesses, notably in Europe and Hong Kong.

Derivative assets decreased by 22%. Upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, largely in Europe. In North America, declines in fair values of interest rate contracts reflected the increase in swap rates during the year and increased netting.

Loans and advances to banks rose by US$61.4bn or 41%, including a US$56.4bn increase in reverse repos reflecting the change in the way

GB&M manages these activities. Excluding this, there was a US$5.0bn increase driven by higher placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

Loans and advances to customers increased by US$87.0bn or 9%, including a US$52.8bn rise in reverse repo balances reflecting the change in the way GB&M manages these activities, which mainly affected balances in North America and the UK. We reclassified over US$9.5bn of customer lending balances mainly relating to our operations in Panama and first lien mortgage portfolios in the US to ‘Assets held for sale’. These were subsequently disposed of in the second half of the year.

Excluding these factors, customer lending balances grew by US$44.0bn as continued demand for financing led to a rise in term and trade-related lending to CMB and GB&M customers in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific. Commercial real estate and other property-related lending also grew in Hong Kong and Rest of Asia-Pacific. Residential mortgages remained broadly in line with 2012. There was growth in Rest of Asia-Pacific and, to a lesser extent, in Hong Kong, although the rate of growth in Hong Kong fell in the second half of the year. We also continued to grow our portfolio in the UK, which reflected our competitive offering. These factors were broadly offset by the continued reduction in the US run-off portfolio. In addition, in the UK there was an increase in corporate overdraft balances, mainly in GB&M that did not meet the criteria for netting, with a corresponding rise in related customer accounts.

Financial investments were broadly in line with 2012 levels. We recorded net sales and maturities of available-for-sale government debt securities in North America. This was broadly offset by an increase in Hong Kong due to net new purchases, together with the re-classification of our shareholding in Industrial Bank.

Assets held for sale decreased by 79%, driven by the completion of the sales of our investment in Ping An and of the non-real estate personal lending portfolio in the US.

Liabilities

Deposits by banks rose by US$21.4bn or 20% and included an increase of US$30.5bn relating to repo balances, reflecting the change in the way GB&M manages these activities. Excluding this, balances fell in Europe and North America.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Customer accounts increased by US$148.6bn or 11%. This included a rise in repo funding of US$92.3bn reflecting the change in the way GB&M manages these activities, which mainly affected balances in North America and the UK. In addition, we reclassified over US$6.5bn of deposit balances, mainly relating to our operations in Panama, to ‘Liabilities of disposal groups held for sale’. These were subsequently disposed of in the second half of the year.

Excluding these factors, customer accounts increased by US$63.4bn, driven by a rise in the UK in RBWM reflecting customers’ continued preference for holding higher balances in readily-accessible current and savings accounts in the uncertain economic environment. This was coupled with higher balances in our Payments and Cash Management business in GB&M and CMB. Current accounts also grew in GB&M due to higher balances that did not meet the netting criteria and an increase in short-term deposits. In Hong Kong and Rest of Asia-Pacific, customer accounts rose, mainly in RBWM reflecting customer sentiment, but also in CMB reflecting deposit campaigns in the final quarter of the year. In North America, customer accounts grew, driven by higher balances in our CMB business although this was offset in part by a fall in RBWM, due to re-pricing.

Trading liabilities decreased by US$102.1bn or 33% and included a fall of US$114.3bn in repos reflecting the change in the way GB&M manages these activities. Excluding this, trading liabilities increased by US$12.2bn driven by increases in Europe, reflecting client demand and volumes.

Financial liabilities designated at fair value remained broadly unchanged during 2013.

The reduction in the value of Derivative liabilities was in line with that of ‘Derivative assets’ as the underlying risk is broadly matched.

Debt securities in issue fell by 12%. This was driven by a net redemption in debt securities in issue in Europe together with maturing debt that was not replaced in the US as funding requirements declined due to business disposals and the run-off of the CML portfolio. These factors were partly offset by an increase in Brazil as we substituted wholesale customer deposits for medium-term loan notes.

Liabilities under insurance contracts rose by 9% as a result of liabilities to policyholders established for new business, largely written in Hong Kong.

Liabilities of disposal groups held for sale decreased by US$1.9bn, driven by the disposal of non-strategic businesses in Latin America and North America.

Equity

Total shareholders’ equity rose by 4%, primarily driven by profits generated in the year, partly offset by dividends paid.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency assets and liabilities

	31 December 2013 compared with 31 December 2012
HSBC	31 Dec 12 as reported US$m	Currency translation adjustment US$m [32]	31 Dec 12 at 31 Dec 13 exchange rates US$m	31 Dec 13 as reported US$m	Reported change %	Constant currency change %

Cash and balances at central banks	141,532	565	142,097	166,599	18	17
Trading assets	408,811	4,379	413,190	303,192	(26)	(27)
Financial assets designated at fair value	33,582	(372)	33,210	38,430	14	16
Derivative assets	357,450	6,480	363,930	282,265	(21)	(22)
Loans and advances to banks	152,546	(2,420)	150,126	211,521	39	41
Loans and advances to customers	997,623	(4,367)	993,256	1,080,304	8	9
Financial investments	421,101	(3,132)	417,969	425,925	1	2
Assets held for sale	19,269	(303)	18,966	4,050	(79)	(79)
Other assets	160,624	3,215	163,839	159,032	(1)	(3)

Total assets	2,692,538	4,045	2,696,583	2,671,318	(1)	(1)

Deposits by banks	107,429	339	107,768	129,212	20	20
Customer accounts	1,340,014	(5,801)	1,334,213	1,482,812	11	11
Trading liabilities	304,563	4,605	309,168	207,025	(32)	(33)
Financial liabilities designated at fair value	87,720	1,155	88,875	89,084	2	-
Derivative liabilities	358,886	6,815	365,701	274,284	(24)	(25)
Debt securities in issue	119,461	(1,088)	118,373	104,080	(13)	(12)
Liabilities under insurance contracts	68,195	115	68,310	74,181	9	9
Liabilities of disposal groups held for sale	5,018	(280)	4,738	2,804	(44)	(41)
Other liabilities	118,123	(1,594)	116,529	117,377	-	1

Total liabilities	2,509,409	4,266	2,513,675	2,480,859	(1)	(1)

Total shareholders’ equity	175,242	(463)	174,779	181,871	4	4
Non-controlling interests	7,887	(43)	7,844	8,588	9	9

Total equity	183,129	(506)	182,623	190,459	4	4

Total equity and liabilities	2,692,538	3,760	2,696,298	2,671,318	(1)	(1)
For footnote, see page 132.

In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses, which were previously being managed in a trading environment. During the year, the repo and reverse repo business activities were organised into trading and non-trading portfolios, with separate risk management procedures. This resulted in an increase in the amount of reverse repos classified as ‘Loans and advances to customers’ and ‘Loans and advances to banks’, and a decline in the amount classified as ‘Trading assets’ at 31 December 2013, compared with previous year-ends. Similarly, at 31 December 2013 there was an increase in the amount of repos classified as ‘Customer accounts’ and ‘Deposits by banks’, with a decline in the amount classified as ‘Trading liabilities’, compared with previous year-ends. The increase in amortised cost balances and the decrease in trading balances primarily occurred in Europe and North America, specifically the UK and the US.

The impact of repos and reverse repos on the balance sheet is set out in the table below. The table also provides a combined view of customer lending and customer deposits which, by taking into account loans and advances to customers and customer account balances reported as held for sale, more accurately reflects the overall size of our lending and deposit books.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Combined view of lending and deposits

	2013 US$m	2012 US$m	Change %

Customers – amortised cost
Loans and advances to customers	1,080,304	997,623	8
– loans and other receivables	992,089	962,972	3
– reverse repos	88,215	34,651	155
Loans and advances to customers reported in ‘Assets held for sale’[33]	1,703	6,124	(72)

Combined customer lending	1,082,007	1,003,747	8

Customer accounts	1,482,812	1,340,014	11
– cash deposits and other accounts	1,361,297	1,311,396	4
– repos	121,515	28,618	325
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	2,187	2,990	(27)

Combined customer deposits	1,484,999	1,343,004	11

Banks – amortised cost
Loans and advances to banks	211,521	152,546	39
– loans and other receivables	120,046	117,085	3
– reverse repos	91,475	35,461	158

Deposits by banks	129,212	107,429	20
– cash deposits and other accounts	86,507	95,480	(9)
– repos	42,705	11,949	257

Customers and banks – fair value
Trading assets – reverse repos	10,120	118,681	(91)
– loans and advances to customers	7,180	73,666	(90)
– loans and advances to banks	2,940	45,015	(93)

Trading liabilities – repos	17,421	130,223	(87)
– customer accounts	9,611	103,483	(91)
– deposits by banks	7,810	26,740	(71)

For footnote, see page 132.

Financial investments

	At 31 December 2013			At 31 December 2012
	Equity securities US$bn	Debt securities US$bn	Total US$bn	Equity securities US$bn	Debt securities US$bn	Total US$bn

Balance Sheet Management	–	314.4	314.4	–	293.4	293.4
Insurance entities	–	46.4	46.4	–	43.4	43.4
Structured entities	0.1	22.6	22.7	–	24.7	24.7
Principal investments	2.7	–	2.7	2.9	–	2.9
Other	6.3	33.4	39.7	2.9	53.8	56.7

	9.1	416.8	425.9	5.8	415.3	421.1

The table above analyses the Group’s holdings of financial investments by business activity. Further information can be found in the following sections:

•	‘Balance Sheet Management’ (page 238) for a description of the activities and an analysis of third party assets in balance sheet management.

•	‘Risk management of insurance operations’ (page 249) includes an analysis of the financial investments within our insurance operations by the type of contractual liabilities that they back.
•	‘Structured entities’ (page 550) for further information about the nature of securities investment conduits in which the above financial investments are held.

•	‘Equity securities classified as available for sale’ (page 235) includes private equity holdings and other strategic investments.

•	‘Other’ represents financial investments held in certain locally managed treasury portfolios and other GB&M portfolios held for specific business activities.

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

Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking and consumer finance entities and the elimination entries are included within ‘Other operations’.

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

Assets

		2013			2012			2011
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %
Summary

Interest-earning assets measured at amortised cost (itemised below)		1,669,368	51,192	3.07	1,625,068	56,702	3.49	1,622,658	63,005	3.88
Trading assets and financial assets designated at fair value[55,56]		354,817	5,763	1.62	368,406	6,931	1.88	410,038	8,671	2.11
Impairment provisions		(15,954)			(17,421)			(18,738)
Non-interest-earning assets		683,785			730,901			752,965

Total assets and interest income		2,692,016	56,955	2.12	2,706,954	63,633	2.35	2,766,923	71,676	2.59

Average yield on all interest-earning assets				2.81			3.19			3.53

Short-term funds and loans and advances to banks

Europe	HSBC Bank	104,187	938	0.90	86,496	1,040	1.20	62,489	1,186	1.90
	HSBC Private Banking Holdings (Suisse)	15,400	10	0.06	2,072	9	0.43	1,886	14	0.74
	HSBC France	36,874	127	0.34	33,199	176	0.53	36,023	477	1.32

Hong Kong	Hang Seng Bank	16,496	251	1.52	16,396	283	1.73	17,761	334	1.88
	The Hongkong and Shanghai Banking Corporation	16,294	192	1.18	18,379	224	1.22	22,033	233	1.06

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	46,684	853	1.83	42,814	805	1.88	41,692	920	2.21
	HSBC Bank Malaysia	5,865	173	2.95	5,375	157	2.92	6,049	174	2.88

MENA	HSBC Bank Middle East	5,638	34	0.60	5,922	41	0.69	4,467	42	0.94

North America	HSBC Bank USA	25,105	87	0.35	23,768	106	0.45	27,495	97	0.35
	HSBC Bank Canada	3,174	30	0.95	1,677	17	1.01	2,886	23	0.80

Latin America	HSBC Mexico	2,979	114	3.83	3,053	119	3.90	3,383	130	3.84
	Brazilian operations[57]	11,076	788	7.11	14,610	1,155	7.91	18,954	2,036	10.74
	HSBC Bank Argentina	1,337	31	2.32	396	45	11.36	341	33	9.68

Other operations		10,158	27	0.27	21,822	130	0.60	16,290	161	0.99

		301,267	3,655	1.21	275,979	4,307	1.56	261,749	5,860	2.24

69a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

		2013			2012			2011
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Loans and advances to customers

Europe	HSBC Bank	306,065	10,686	3.49	289,586	10,596	3.66	299,775	10,225	3.41
	HSBC Private Banking Holdings (Suisse)	15,235	194	1.27	12,591	199	1.58	14,631	255	1.74
	HSBC France	67,062	1,670	2.49	69,021	1,713	2.48	75,033	2,087	2.78
	HSBC Finance	173	10	5.78	886	42	4.74	1,486	98	6.59

Hong Kong	Hang Seng Bank	72,537	2,179	3.00	64,907	1,895	2.92	63,198	1,569	2.48
	The Hongkong and Shanghai Banking Corporation	113,936	2,631	2.31	100,203	2,410	2.41	91,209	1,975	2.17

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	126,095	5,427	4.30	109,298	5,231	4.79	99,683	4,863	4.88
	HSBC Bank Malaysia	13,928	683	4.90	13,456	707	5.25	12,118	657	5.42

MENA	HSBC Bank Middle East	25,537	1,124	4.40	24,012	1,214	5.06	22,494	1,296	5.76

North America	HSBC Bank USA	58,177	1,786	3.07	59,806	1,742	2.91	67,817	3,226	4.76
	HSBC Finance	34,146	3,064	8.97	43,887	3,904	8.90	59,857	5,842	9.76
	HSBC Bank Canada	45,646	1,497	3.28	44,673	1,588	3.55	44,512	1,683	3.78

Latin America	HSBC Mexico	15,335	1,658	10.81	14,411	1,613	11.19	14,290	1,630	11.41
	Brazilian operations[57]	25,732	4,608	17.91	27,621	5,468	19.80	30,212	6,584	21.79
	HSBC Bank Argentina	3,615	799	22.10	3,644	718	19.70	3,320	524	15.78

Other operations		23,537	704	2.99	56,654	2,003	3.54	45,653	2,736	5.99

		946,756	38,720	4.09	934,656	41,043	4.39	945,288	45,250	4.79

Financial investments

Europe	HSBC Bank	88,406	1,223	1.38	80,475	1,275	1.58	95,522	1,631	1.71
	HSBC Private Banking Holdings (Suisse)	13,509	183	1.35	5,722	107	1.87	13,521	247	1.83
	HSBC France	13,733	94	0.68	11,208	130	1.16	4,662	133	2.85

Hong Kong	Hang Seng Bank	31,502	601	1.91	29,319	590	2.01	26,095	596	2.28
	The Hongkong and Shanghai Banking Corporation	56,325	291	0.52	48,695	320	0.66	52,357	399	0.76
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	48,415	1,490	3.08	46,095	1,501	3.26	40,033	1,422	3.55
	HSBC Bank Malaysia	2,197	72	3.28	1,798	59	3.28	1,013	33	3.26

MENA	HSBC Bank Middle East	11,838	113	0.95	10,266	113	1.10	10,944	150	1.37

North America	HSBC Bank USA	56,302	884	1.57	61,510	1,092	1.78	50,357	1,250	2.48
	HSBC Finance	–	–	–	941	67	7.12	2,956	104	3.52
	HSBC Bank Canada	20,364	279	1.37	21,179	297	1.40	17,821	307	1.72

Latin America	HSBC Mexico	7,782	351	4.51	8,021	379	4.73	9,767	473	4.84
	Brazilian operations[57]	7,404	740	9.99	9,527	1,019	10.70	10,072	1,206	11.97
	HSBC Bank Argentina	451	71	15.74	701	96	13.69	651	99	15.21

Other operations		35,081	1,610	4.59	51,872	2,033	3.92	48,288	2,179	4.51

		393,309	8,002	2.03	387,329	9,078	2.34	384,059	10,229	2.66

69b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Assets (continued)

		2013			2012			2011
		Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Other interest-earning assets

Europe	HSBC Bank	73,607	64	0.09	119,175	153	0.13	53,394	101	0.19
	HSBC Private Banking Holdings (Suisse)	7,441	69	0.93	14,461	189	1.31	19,568	262	1.34
	HSBC France	14,294	111	0.78	13,107	121	0.92	10,037	160	1.59

Hong Kong	Hang Seng Bank	2,088	14	0.67	1,003	9	0.90	854	9	1.05
	The Hongkong and Shanghai Banking Corporation	50,474	452	0.90	43,871	441	1.01	32,917	383	1.16

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	11,895	46	0.39	15,320	40	0.26	15,414	53	0.34
	HSBC Bank Malaysia	456	2	0.44	553	4	0.72	578	8	1.38

MENA	HSBC Bank Middle East	1,888	87	4.61	1,914	72	3.76	698	22	3.15

North America	HSBC Bank USA	6,386	103	1.61	12,324	872	7.08	15,187	903	5.95
	HSBC Finance	6,821	19	0.28	7,723	656	8.49	6,014	671	11.16
	HSBC Bank Canada	1,691	42	2.48	2,340	69	2.95	3,109	59	1.90

Latin America	HSBC Mexico	265	6	2.26	614	39	6.35	383	27	7.05
	Brazilian operations[57]	2,394	107	4.47	1,338	100	7.47	2,031	54	2.66
	HSBC Bank Argentina	93	–	–	106	4	4	88	–	–

Other operations		(151,757)	(307)		(206,745)	(495)		(128,710)	(1,046)

		28,036	815	2.91	27,104	2,274	8.39	31,562	1,666	5.28

Total interest-earning assets

Europe	HSBC Bank	572,265	12,911	2.26	575,732	13,064	2.27	511,180	13,143	2.57
	HSBC Private Banking Holdings (Suisse)	51,585	456	0.88	34,846	504	1.45	49,606	778	1.57
	HSBC France	131,963	2,002	1.52	126,535	2,140	1.69	125,755	2,857	2.27
	HSBC Finance	173	10	5.78	889	42	4.72	1,486	98	6.59

Hong Kong	Hang Seng Bank	122,623	3,045	2.48	111,625	2,777	2.49	107,908	2,508	2.32
	The Hongkong and Shanghai Banking Corporation	237,029	3,566	1.50	211,148	3,395	1.61	198,516	2,990	1.51

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	233,089	7,816	3.35	213,527	7,577	3.55	196,822	7,258	3.69
	HSBC Bank Malaysia	22,446	930	4.14	21,182	927	4.38	19,758	872	4.41

MENA	HSBC Bank Middle East	44,901	1,358	3.02	42,114	1,440	3.42	38,603	1,510	3.91

North America	HSBC Bank USA	145,970	2,860	1.96	157,408	3,812	2.42	160,856	5,476	3.40
	HSBC Finance	40,967	3,083	7.53	54,342	4,627	8.51	68,827	6,617	9.61
	HSBC Bank Canada	70,875	1,848	2.61	69,869	1,971	2.82	68,328	2,072	3.03

Latin America	HSBC Mexico	26,361	2,129	8.08	26,099	2,150	8.24	27,823	2,260	8.12
	Brazilian operations[57]	46,606	6,243	13.40	53,096	7,742	14.58	61,269	9,880	16.13
	HSBC Bank Argentina	5,496	901	16.39	4,847	863	17.80	4,400	656	14.91

Other operations		(82,981)	2,034		(78,191)	3,671		(18,479)	4,030

		1,669,368	51,192	3.07	1,625,068	56,702	3.49	1,622,658	63,005	3.88

For footnotes, see page 133a.

69c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Equity and liabilities

		2013			2012			2011
		Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %

Summary

Interest-bearing liabilities measured at amortised cost (itemised below)		1,426,180	15,653	1.10	1,401,254	19,030	1.36	1,433,566	22,343	1.56
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)		301,353	3,027	1.00	318,883	3,445	1.08	355,345	4,564	1.28
Non-interest bearing current accounts		184,370			177,085			162,369
Total equity and other non-interest bearing liabilities		780,113			809,732			815,643

Total equity and liabilities		2,692,016	18,680	0.69	2,706,954	22,475	0.83	2,766,923	26,907	0.97

Average cost on all interest-bearing liabilities				1.08			1.31			1.50

Deposits by banks[58]

Europe	HSBC Bank	29,394	209	0.71	27,738	435	1.57	33,764	529	1.57
	HSBC Private Banking Holdings (Suisse)	379	1	0.26	657	2	0.30	874	2	0.23
	HSBC France	20,081	85	0.42	26,026	171	0.66	29,329	396	1.35

Hong Kong	Hang Seng Bank	1,101	15	1.36	1,305	15	1.15	1,903	7	0.37
	The Hongkong and Shanghai Banking Corporation	6,638	13	0.20	7,648	12	0.16	8,389	13	0.15

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	9,701	103	1.06	10,668	159	1.49	10,613	159	1.50
	HSBC Bank Malaysia	865	20	2.31	961	20	2.08	360	9	2.50

MENA	HSBC Bank Middle East	1,488	4	0.27	1,588	6	0.38	1,511	6	0.40

North America	HSBC Bank USA	8,233	17	0.21	7,587	19	0.25	7,730	18	0.23
	HSBC Bank Canada	2,572	22	0.86	1,613	9	0.56	760	15	1.97

Latin America	HSBC Mexico	1,368	64	4.68	1,103	52	4.71	1,167	62	5.31
	Brazilian operations[57]	3,466	103	2.97	4,323	194	4.49	6,433	331	5.15
	HSBC Bank Argentina	20	2	10.00	44	3	6.82	24	2	8.33

Other operations		1,576	33	2.09	1,542	63	4.09	3,242	42	1.30

		86,882	691	0.80	92,803	1,160	1.25	106,099	1,591	1.50

Financial liabilities designated at fair value – own debt issued[59]

Europe	HSBC Holdings	19,719	366	1.86	23,864	446	1.87	19,654	342	1.74
	HSBC Bank	28,969	443	1.53	28,046	556	1.98	26,504	462	1.74
	HSBC France	9,173	67	0.73	7,147	118	1.65	6,907	174	2.52

North America	HSBC Bank USA	1,933	35	1.81	1,853	38	2.05	1,642	38	2.31
	HSBC Finance	8,878	80	0.90	12,147	184	1.51	17,108	289	1.69

Other operations		3,661	(24)	(0.66)	1,959	(17)	(0.87)	1,820	8	0.44

		72,333	967	1.34	75,016	1,325	1.77	73,635	1,313	1.78

69d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Equity and liabilities (continued)

		2013			2012			2011
		Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %

Customer accounts[60]

Europe	HSBC Bank	350,722	2,296	0.65	309,808	2,445	0.79	306,060	2,387	0.78
	HSBC Private Banking Holdings (Suisse)	16,453	70	0.43	15,926	84	0.53	22,025	163	0.74
	HSBC France	49,739	255	0.51	47,974	403	0.84	49,363	650	1.32

Hong Kong	Hang Seng Bank	91,778	360	0.39	85,425	365	0.43	83,220	342	0.41
	The Hongkong and Shanghai Banking Corporation	208,859	254	0.12	190,654	250	0.13	177,336	231	0.13

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	136,212	2,300	1.69	129,419	2,381	1.84	121,237	2,277	1.88
	HSBC Bank Malaysia	13,737	296	2.15	13,624	311	2.28	13,326	299	2.24

MENA	HSBC Bank Middle East	18,387	106	0.58	17,477	163	0.93	17,484	237	1.36

North America	HSBC Bank USA	65,578	115	0.18	68,134	224	0.33	83,988	340	0.40
	HSBC Bank Canada	42,936	340	0.79	45,116	344	0.76	44,833	358	0.80

Latin America	HSBC Mexico	16,808	455	2.71	17,735	528	2.98	18,139	538	2.97
	Brazilian operations[57]	21,596	1,545	7.15	30,352	2,411	7.94	41,194	4,471	10.85
	HSBC Bank Argentina	3,318	343	10.34	3,594	268	7.46	3,149	200	6.35

Other operations		68,521	328	0.48	77,574	701	0.90	76,972	963	1.25

		1,104,644	9,063	0.82	1,052,812	10,878	1.03	1,058,326	13,456	1.27

Debt securities in issue

Europe	HSBC Bank	64,528	768	1.19	69,294	989	1.43	79,670	982	1.23
	HSBC France	13,365	54	0.40	14,801	118	0.80	18,043	260	1.44

Hong Kong	Hang Seng Bank	1,393	12	0.86	1,606	15	0.93	1,424	13	0.91

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	7,493	186	2.48	7,732	241	3.12	7,918	263	3.32
	HSBC Bank Malaysia	967	26	2.69	1,016	25	2.46	568	18	3.17

MENA	HSBC Bank Middle East	3,057	64	2.09	3,769	83	2.20	3,870	77	1.99

North America	HSBC Bank USA	14,012	415	2.96	12,738	390	3.06	12,535	395	3.15
	HSBC Finance	19,888	739	3.72	29,198	1,059	3.63	40,629	1,413	3.48
	HSBC Bank Canada	13,158	342	2.60	12,675	390	3.08	12,061	392	3.25

Latin America	HSBC Mexico	813	41	5.04	897	51	5.69	1,074	57	5.31
	Brazilian operations[57]	10,963	863	7.87	9,114	732	8.03	6,825	708	10.37
	HSBC Bank Argentina	52	10	19.23	121	20	16.53	66	11	16.67

Other operations		1,287	662	51.44	(1,613)	642	(39.80)	(3,201)	671	(20.96)

		150,976	4,182	2.77	161,348	4,755	2.95	181,482	5,260	2.90

69e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

		2013			2012			2011
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Other interest-bearing liabilities

Europe	HSBC Bank	96,464	659	0.68	126,279	671	0.53	66,449	595	0.90
	HSBC Private Banking Holdings (Suisse)	7,869	13	0.17	4,195	4	0.10	3,006	8	0.27
	HSBC France	26,159	77	0.29	20,853	28	0.13	20,294	170	0.84
	HSBC Finance	23	–	–	303	2	0.66	828	6	0.72

Hong Kong	Hang Seng Bank	2,021	48	2.38	1,715	39	2.27	1,422	25	1.76
	The Hongkong and Shanghai Banking Corporation	14,280	76	0.53	11,213	71	0.63	12,759	72	0.56

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	45,776	414	0.90	40,827	406	0.99	35,562	361	1.02
	HSBC Bank Malaysia	1,339	8	0.60	1,069	16	1.50	1,121	17	1.52

MENA	HSBC Bank Middle East	2,557	58	2.27	1,681	76	4.52	1,506	50	3.32

North America	HSBC Bank USA	17,793	176	0.99	26,255	408	1.55	23,431	820	3.50
	HSBC Finance	5,265	220	4.18	3,196	162	5.07	4,345	29	0.67
	HSBC Bank Canada	3,007	25	0.83	772	4	0.52	360	2	0.56
	HSBC Markets Inc	3,330	36	1.08	1,202	36	3.00	2,193	40	1.82

Latin America	HSBC Mexico	1,658	19	1.15	1,305	19	1.46	1,379	22	1.60
	Brazilian operations[57]	3,497	189	5.40	4,705	362	7.69	4,223	335	7.93
	HSBC Bank Argentina	29	3	10.34	26	3	11.54	15	1	6.67

Other operations		(219,722)	(1,271)		(226,321)	(1,395)		(164,869)	(1,830)

		11,345	750	6.61	19,275	912	4.73	14,024	723	5.16

Total interest-bearing liabilities

Europe	HSBC Bank	570,077	4,375	0.77	561,165	5,096	0.91	512,447	4,955	0.97
	HSBC Private Banking Holdings (Suisse)	24,701	84	0.34	20,778	90	0.43	25,905	173	0.67
	HSBC France	118,517	538	0.45	116,801	838	0.72	123,936	1,650	1.33
	HSBC Finance	23	–	–	303	2	0.66	828	6	0.72

Hong Kong	Hang Seng Bank	96,293	435	0.45	90,051	434	0.48	87,969	387	0.44
	The Hongkong and Shanghai Banking Corporation	229,777	343	0.15	209,515	333	0.16	198,484	316	0.16

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	199,182	3,003	1.51	188,646	3,187	1.69	175,330	3,060	1.75
	HSBC Bank Malaysia	16,908	350	2.07	16,670	372	2.23	15,375	343	2.23

MENA	HSBC Bank Middle East	25,489	232	0.91	24,515	328	1.34	24,371	370	1.52

North America	HSBC Bank USA	107,549	758	0.70	116,567	1,079	0.93	129,326	1,611	1.25
	HSBC Finance	34,031	1,039	3.05	44,541	1,405	3.15	62,082	1,731	2.79
	HSBC Bank Canada	61,673	729	1.18	60,176	747	1.24	58,014	767	1.32
	HSBC Markets Inc	3,330	36	1.08	1,202	36	3.00	2,193	40	1.82

Latin America	HSBC Mexico	20,647	579	2.80	21,040	650	3.09	21,759	679	3.12
	Brazilian operations[57]	39,522	2,700	6.83	48,494	3,699	7.63	58,675	5,845	9.96
	HSBC Bank Argentina	3,419	358	10.47	3,785	294	7.77	3,254	217	6.67

Other operations		(124,958)	94		(122,995)	440		(66,382)	193

		1,426,180	15,653	1.10	1,401,254	19,030	1.36	1,433,566	22,343	1.56

For footnotes, see page 133a.

69f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net interest margin61

		2013%	2012%	2011%

Total		2.13	2.32	2.51

Europe	HSBC Bank	1.49	1.38	1.60
	HSBC Private Banking Holdings (Suisse)	0.72	1.19	1.22
	HSBC France	1.11	1.03	0.96
	HSBC Finance	5.78	4.50	6.19

Hong Kong	Hang Seng Bank	2.13	2.10	1.97
	The Hongkong and Shanghai Banking Corporation	1.36	1.45	1.35

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.06	2.06	2.13
	HSBC Bank Malaysia	2.58	2.62	2.68

MENA	HSBC Bank Middle East	2.51	2.64	2.95

North America	HSBC Bank USA	1.44	1.74	2.40
	HSBC Finance	4.99	5.93	7.10
	HSBC Bank Canada	1.58	1.75	1.91

Latin America	HSBC Mexico	5.88	5.75	5.68
	Brazilian operations[57]	7.60	7.61	6.59
	HSBC Bank Argentina	9.88	11.74	9.98

Distribution of average total assets
		2013%	2012%	2011%

Europe	HSBC Bank	40.1	44.8	41.5
	HSBC Private Banking Holdings (Suisse)	2.0	1.7	2.1
	HSBC France	11.4	11.5	10.3
	HSBC Finance	–	–	0.1

Hong Kong	Hang Seng Bank	5.3	4.8	4.5
	The Hongkong and Shanghai Banking Corporation	13.1	12.0	11.0

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	11.9	11.3	10.6
	HSBC Bank Malaysia	1.0	1.0	0.8

MENA	HSBC Bank Middle East	2.0	1.8	1.6

North America	HSBC Bank USA	8.7	10.2	9.7
	HSBC Finance	1.7	2.1	2.7
	HSBC Bank Canada	3.2	3.2	3.0

Latin America	HSBC Mexico	1.5	1.5	1.5
	Brazilian operations[57]	2.3	2.7	3.0
	HSBC Bank Argentina	–	0.2	0.2

Other operations (including consolidation adjustments)		(4.2)	(8.8)	(2.6)

		100.0	100.0	100.0

For footnotes, see page 133a.

69g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of changes in net interest income and net interest expense

The following tables allocate changes in net interest income and net interest expense between volume and rate for 2013 compared with 2012, and for 2012 compared with 2011. We isolate volume variances and allocate any change arising from both volume and rate to rate.

Interest income

			Increase/(decrease) in 2013 compared with 2012			Increase/(decrease) in 2012 compared with 2011
		2013 US$m	Volume US$m	Rate US$m	2012 US$m	Volume US$m	Rate US$m	2011 US$m
Short-term funds and loans and advances to banks

Europe	HSBC Bank	938	212	(314)	1,040	456	(602)	1,186
	HSBC Private Banking Holdings (Suisse)	10	57	(56)	9	1	(6)	14
	HSBC France	127	19	(68)	176	(37)	(264)	477

Hong Kong	Hang Seng Bank	251	2	(34)	283	(26)	(25)	334
	The Hongkong and Shanghai Banking Corporation	192	(25)	(7)	224	(39)	30	233

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	853	73	(25)	805	25	(140)	920
	HSBC Bank Malaysia	173	14	2	157	(19)	2	174

MENA	HSBC Bank Middle East	34	(2)	(5)	41	14	(15)	42

North America	HSBC Bank USA	87	6	(25)	106	(13)	22	97
	HSBC Bank Canada	30	15	(2)	17	(10)	4	23

Latin America	HSBC Mexico	114	(3)	(2)	119	(13)	2	130
	Brazilian operations[57]	788	(280)	(87)	1,155	(467)	(414)	2,036
	HSBC Bank Argentina	31	107	(121)	45	5	7	33

Other operations		27	(69)	(34)	130	55	(86)	161

		3,655	394	(1,046)	4,307	319	(1,872)	5,860
Loans and advances to customers

Europe	HSBC Bank	10,686	603	(513)	10,596	(347)	718	10,225
	HSBC Private Banking Holdings (Suisse)	194	42	(47)	199	(35)	(21)	255
	HSBC France	1,670	(49)	6	1,713	(167)	(207)	2,087
	HSBC Finance	10	(34)	2	42	(40)	(16)	98

Hong Kong	Hang Seng Bank	2,179	223	61	1,895	42	284	1,569
	The Hongkong and Shanghai Banking Corporation	2,631	331	(110)	2,410	195	240	1,975

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	5,427	805	(609)	5,231	469	(101)	4,863
	HSBC Bank Malaysia	683	25	(49)	707	73	(23)	657

MENA	HSBC Bank Middle East	1,124	77	(167)	1,214	87	(169)	1,296

North America	HSBC Bank USA	1,786	(47)	91	1,742	(381)	(1,103)	3,226
	HSBC Finance	3,064	(867)	27	3,904	(1,559)	(379)	5,842
	HSBC Bank Canada	1,497	35	(126)	1,588	6	(101)	1,683

Latin America	HSBC Mexico	1,658	103	(58)	1,613	14	(31)	1,630
	Brazilian operations[57]	4,608	(374)	(486)	5,468	(565)	(551)	6,584
	HSBC Bank Argentina	799	(6)	87	718	51	143	524

Other operations		704	(761)	(538)	2,003	659	(1,392)	2,736

		38,720	531	(2,854)	41,043	(509)	(3,698)	45,250

69h

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Interest income (continued)

			Increase/(decrease) in 2013 compared with 2012			Increase/(decrease) in 2012 compared with 2011
		2013 US$m	Volume US$m	Rate US$m	2012 US$m	Volume US$m	Rate US$m	2011 US$m
Financial investments

Europe	HSBC Bank	1,223	125	(177)	1,275	(257)	(99)	1,631
	HSBC Private Banking Holdings (Suisse)	183	146	(70)	107	(143)	3	247
	HSBC France	94	29	(65)	130	187	(190)	133

Hong Kong	Hang Seng Bank	601	44	(33)	590	74	(80)	596
	The Hongkong and Shanghai Banking Corporation	291	50	(79)	320	(28)	(51)	399

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,490	76	(87)	1,501	215	(136)	1,422
	HSBC Bank Malaysia	72	13	–	59	26	–	33

MENA	HSBC Bank Middle East	113	17	(17)	113	(9)	(28)	150

North America	HSBC Bank USA	884	(93)	(115)	1,092	277	(435)	1,250
	HSBC Finance	–	(67)	–	67	(71)	34	104
	HSBC Bank Canada	279	(11)	(7)	297	58	(68)	307

Latin America	HSBC Mexico	351	(11)	(17)	379	(85)	(9)	473
	Brazilian operations[57]	740	(227)	(52)	1,019	(65)	(122)	1,206
	HSBC Bank Argentina	71	(34)	9	96	8	(11)	99

Other operations		1,610	(658)	235	2,033	162	(308)	2,179

		8,002	140	(1,216)	9,078	87	(1,238)	10,229
Interest expense
			Increase/(decrease) in 2013 compared with 2012			Increase/(decrease) in 2012 compared with 2011
		2013 US$m	Volume US$m	Rate US$m	2012 US$m	Volume US$m	Rate US$m	2011 US$m

Deposits by banks

Europe	HSBC Bank	209	26	(252)	435	(95)	1	529
	HSBC Private Banking Holdings (Suisse)	1	(1)	–	2	–	–	2
	HSBC France	85	(39)	(47)	171	(45)	(180)	396

Hong Kong	Hang Seng Bank	15	(2)	2	15	(2)	10	7
	The Hongkong and Shanghai Banking Corporation	13	(2)	3	12	(1)	–	13

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	103	(14)	(42)	159	1	(1)	159
	HSBC Bank Malaysia	20	(2)	2	20	15	(4)	9

MENA	HSBC Bank Middle East	4	–	(2)	6	–	–	6

North America	HSBC Bank USA	17	2	(4)	19	–	1	18
	HSBC Bank Canada	22	5	8	9	17	(23)	15

Latin America	HSBC Mexico	64	12	–	52	(3)	(7)	62
	Brazilian operations[57]	103	(39)	(52)	194	(109)	(28)	331
	HSBC Bank Argentina	2	(2)	1	3	2	(1)	2

Other operations		33	–	(30)	63	(22)	43	42

		691	(74)	(395)	1,160	(199)	(232)	1,591

For footnote, see page 133a.

69i

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

			Increase/(decrease) in 2013 compared with 2012			Increase/(decrease) in 2012 compared with 2011
		2013 US$m	Volume US$m	Rate US$m	2012 US$m	Volume US$m	Rate US$m	2011 US$m
Customer accounts

Europe	HSBC Bank	2,296	323	(472)	2,445	29	29	2,387
	HSBC Private Banking Holdings (Suisse)	70	3	(17)	84	(45)	(34)	163
	HSBC France	255	15	(163)	403	(18)	(229)	650

Hong Kong	Hang Seng Bank	360	27	(32)	365	9	14	342
	The Hongkong and Shanghai Banking Corporation	254	24	(20)	250	17	2	231

Rest of Asia–Pacific	The Hongkong and Shanghai Banking Corporation	2,300	125	(206)	2,381	154	(50)	2,277
	HSBC Bank Malaysia	296	3	(18)	311	7	5	299

MENA	HSBC Bank Middle East	106	8	(65)	163	–	(74)	237

North America	HSBC Bank USA	115	(8)	(101)	224	(63)	(53)	340
	HSBC Bank Canada	340	(17)	13	344	2	(16)	358

Latin America	HSBC Mexico	455	(28)	(45)	528	(12)	2	538
	Brazilian operations[57]	1,545	(695)	(171)	2,411	(1,176)	(884)	4,471
	HSBC Bank Argentina	343	(21)	96	268	28	40	200

Other operations		328	(82)	(291)	701	8	(270)	963

		9,063	534	(2,349)	10,878	(70)	(2,508)	13,456

Financial liabilities designated at fair value – own debt issued		967	(47)	(311)	1,325	25	(13)	1,313

Debt securities in issue

Europe	HSBC Bank	768	(68)	(153)	989	(128)	135	982
	HSBC France	54	(11)	(53)	118	(47)	(95)	260

Hong Kong	Hang Seng Bank	12	(2)	(1)	15	2	–	13

Rest of Asia–Pacific	The Hongkong and Shanghai Banking Corporation	186	(7)	(48)	241	(6)	(16)	263
	HSBC Bank Malaysia	26	(1)	2	25	14	(7)	18

MENA	HSBC Bank Middle East	64	(16)	(3)	83	(2)	8	77

North America	HSBC Bank USA	415	39	(14)	390	6	(11)	395
	HSBC Finance	739	(338)	18	1,059	(398)	44	1,413
	HSBC Bank Canada	342	15	(63)	390	20	(22)	392

Latin America	HSBC Mexico	41	(5)	(5)	51	(9)	3	57
	Brazilian operations[57]	863	148	(17)	732	237	(213)	708
	HSBC Bank Argentina	10	(11)	1	20	9	–	11

Other operations		662	(1,154)	1,174	642	(333)	304	671

		4,182	(306)	(267)	4,755	(588)	83	5,260

For footnote, see page 133a.

69j

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Short-term borrowings

We include short-term borrowings within customer accounts, deposits by banks, debt securities in issue and trading liabilities and do not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings.

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

Repos and short-term bonds

	2013 US$m	2012 US$m	2011 US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	181,641	170,790	135,239
Average amount outstanding during the year	218,580	206,352	236,290
Maximum quarter-end balance outstanding during the year	210,452	176,162	202,305

Weighted average interest rate during the year	0.3%	0.4%	0.6%
Weighted average interest rate at the year-end	0.5%	0.5%	1.0%

Short-term bonds
Outstanding at 31 December	40,667	44,240	35,415
Average amount outstanding during the year	46,455	40,349	40,679
Maximum quarter-end balance outstanding during the year	54,933	44,240	42,785

Weighted average interest rate during the year	1.4%	1.4%	1.9%
Weighted average interest rate at the year-end	0.7%	1.3%	2.2%

Contractual obligations

The table below provides details of our material contractual obligations as at 31 December 2013.

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	US$m	US$m	US$m	US$m	US$m

Long-term debt obligations	210,509	59,855	56,428	28,467	65,759
Term deposits and certificates of deposit	129,172	122,673	4,328	1,142	1,029
Capital (finance) lease obligations	376	59	101	31	185
Operating lease obligations	5,496	971	1,482	1,031	2,012
Purchase obligations	402	212	12	178	–
Short positions in debt securities and equity shares	74,052	53,030	5,469	4,271	11,282
Current tax liability	607	607	–	–	–
Pension/healthcare obligation	18,959	1,618	3,328	3,605	10,408

	439,573	239,025	71,148	38,725	90,675

69k

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan maturity and interest sensitivity analysis

At 31 December 2013, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	67,104	32,242	49,476	6,037	29,982	12,244	197,085

Commercial loans to customers
Manufacturing and international trade and services	94,400	44,139	45,007	9,222	8,407	14,356	215,531
Real estate and other property related	13,517	13,757	7,144	1,474	4,356	1,614	41,862
Non-bank financial institutions	64,616	5,980	7,535	238	38,694	864	117,927
Governments	2,204	–	102	1,280	169	319	4,074
Other commercial	41,448	3,314	10,083	2,245	2,904	2,736	62,730

	216,185	67,190	69,871	14,459	54,530	19,889	442,124

Maturity after 1 year but within 5 years
Loans and advances to banks	6,187	1,706	1,125	406	157	549	10,130

Commercial loans to customers
Manufacturing and international trade and services	28,981	9,731	9,841	1,989	13,306	5,652	69,500
Real estate and other property related	19,148	23,083	8,618	453	6,575	775	58,652
Non-bank financial institutions	8,576	1,592	987	2,294	3,512	495	17,456
Governments	344	187	143	163	387	197	1,421
Other commercial	15,445	7,729	5,576	1,372	5,968	2,548	38,638

	72,494	42,322	25,165	6,271	29,748	9,667	185,667

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	14,968	195	1,817	1,341	5,558	3,303	27,182
Variable interest rate	63,713	43,833	24,473	5,336	24,347	6,913	168,615

	78,681	44,028	26,290	6,677	29,905	10,216	195,797

Maturity after 5 years
Loans and advances to banks	613	1,202	36	–	25	2,488	4,364

Commercial loans to customers
Manufacturing and international trade and services	9,652	753	655	598	1,816	501	13,975
Real estate and other property related	5,969	8,064	1,041	45	3,685	360	19,164
Non-bank financial institutions	2,358	38	–	–	385	17	2,798
Governments	792	552	37	–	8	458	1,847
Other commercial	10,207	3,523	819	919	3,004	672	19,144

	28,978	12,930	2,552	1,562	8,898	2,008	56,928

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	7,283	1,089	62	358	773	382	9,947
Variable interest rate	22,308	13,043	2,526	1,204	8,150	4,114	51,345

	29,591	14,132	2,588	1,562	8,923	4,496	61,292

69l

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Deposits by banks

	2013		2012		2011
	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %

Europe	63,213		64,497		75,890
Demand and other – non-interest bearing	13,198	–	9,377	–	10,788	–
Demand – interest bearing	5,154	0.5	8,988	0.4	16,492	0.8
Time	17,465	1.1	24,698	1.5	19,893	2.2
Other	27,396	0.4	21,434	1.1	28,717	1.3

Hong Kong	14,686		13,355		13,222
Demand and other – non-interest bearing	7,271	–	4,727	–	3,047	–
Demand – interest bearing	6,217	0.1	5,643	0.1	6,052	0.1
Time	1,072	0.7	2,013	0.4	3,347	0.3
Other	126	3.2	972	0.6	776	0.1

Rest of Asia-Pacific	12,919		14,485		13,650
Demand and other – non-interest bearing	2,334	–	2,495	–	2,535	–
Demand – interest bearing	5,965	1.0	6,190	1.1	5,802	1.2
Time	3,210	0.8	3,879	1.5	4,218	1.6
Other	1,410	2.5	1,921	3.1	1,095	3.0

Middle East and North Africa	2,546		1,892		2,060
Demand and other – non-interest bearing	1,058	–	301	–	548	–
Demand – interest bearing	12	–	8	6.5	20	–
Time	1,422	0.2	1,543	0.4	1,424	0.4
Other	54	1.9	40	1.8	68	1.6

North America	15,820		13,695		11,904
Demand and other – non-interest bearing	3,488	–	4,470	–	2,367	–
Demand – interest bearing	2,787	0.1	2,996	0.1	3,849	0.1
Time	5,110	0.3	4,756	0.4	4,797	0.4
Other	4,435	0.5	1,473	0.5	891	1.3

Latin America	5,166		6,463		8,819
Demand and other – non-interest bearing	118	–	212	–	161	–
Demand – interest bearing	333	4.5	333	3.9	545	3.7
Time	2,783	3.1	3,665	3.7	4,924	4.3
Other	1,932	4.8	2,253	6.1	3,189	6.0

Total	114,350		114,385		125,545
Demand and other – non-interest bearing	27,467	–	21,582	–	19,446	–
Demand – interest bearing	20,468	0.5	24,157	0.5	32,760	0.7
Time	31,062	1.1	40,553	1.4	38,603	2.0
Other	35,353	0.7	28,093	1.7	34,736	1.7

69m

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Customer accounts

	2013		2012		2011
	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %

Europe	508,783		467,472		467,393
Demand and other – non-interest bearing	75,480	–	71,342	–	72,743	–
Demand – interest bearing	272,973	0.4	242,769	0.4	220,314	0.4
Savings	63,585	1.4	62,626	1.8	57,070	1.7
Time	50,010	1.1	59,034	1.3	67,499	1.5
Other	46,735	0.3	31,701	0.5	49,767	0.7

Hong Kong	351,790		325,909		307,513
Demand and other – non-interest bearing	36,336	–	34,714	–	31,694	–
Demand – interest bearing	264,508	–	236,198	–	219,581	–
Savings	38,447	0.9	39,752	0.8	38,283	0.7
Time	11,396	0.8	14,252	1.0	16,910	1.0
Other	1,103	0.2	993	0.3	1,045	0.3

Rest of Asia-Pacific	181,386		179,587		170,008
Demand and other – non-interest bearing	22,687	–	20,914	–	19,283	–
Demand – interest bearing	83,019	0.8	78,563	1.0	74,636	1.1
Savings	65,652	2.9	67,424	2.9	63,500	2.8
Time	9,581	0.7	12,381	1.0	11,815	1.0
Other	447	2.0	305	3.6	774	2.2

Middle East and North Africa	40,451		37,604		36,105
Demand and other – non-interest bearing	16,801	–	14,564	–	13,016	–
Demand – interest bearing	13,248	0.4	10,967	0.6	9,887	0.6
Savings	9,981	2.6	11,555	3.0	12,596	3.2
Time	357	1.4	452	2.2	530	2.5
Other	64	–	66	1.5	76	–

North America	157,549		153,057		165,779
Demand and other – non-interest bearing	27,992	–	28,403	–	26,524	–
Demand – interest bearing	37,837	0.3	38,419	0.3	35,440	0.3
Savings	63,565	0.6	68,039	0.7	75,866	0.8
Time	7,673	0.3	9,587	0.4	13,835	0.4
Other	20,482	0.1	8,609	0.2	14,114	0.1

Latin America	57,066		73,323		89,603
Demand and other – non-interest bearing	13,084	–	14,203	–	14,815	–
Demand – interest bearing	7,237	1.8	8,258	2.2	8,374	1.7
Savings	24,652	7.4	35,294	7.5	47,197	9.8
Time	9,459	4.4	13,095	4.0	16,567	3.9
Other	2,634	6.2	2,473	4.7	2,650	7.2

Total	1,297,032		1,236,953		1,236,401
Demand and other – non-interest bearing	192,388	–	184,140	–	178,075	–
Demand – interest bearing	678,821	0.3	615,175	0.4	568,232	0.4
Savings	265,882	2.1	284,690	2.4	294,512	2.9
Time	88,477	1.3	108,801	1.5	127,156	1.6
Other	71,464	0.4	44,147	0.7	68,426	0.9

69n

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Customer accounts by country

	At 31 December
	2013 US$m	2012 US$m

Europe	644,816	555,009
UK34	504,984	426,144
France[35]	65,844	55,578
Germany	16,615	15,611
Malta	6,222	5,957
Switzerland	16,796	20,211
Turkey	7,795	7,629
Other	26,560	23,879

Hong Kong	365,993	346,208

Rest of Asia-Pacific	182,626	183,621
Australia	19,812	20,430
India	11,549	10,415
Indonesia	5,865	6,512
Mainland China	40,579	35,572
Malaysia	17,139	17,641
Singapore	43,988	47,862
Taiwan	12,758	12,497
Vietnam	2,426	2,147
Other	28,510	30,545

Middle East and North Africa (excluding Saudi Arabia)	38,683	39,583
Egypt	7,401	7,548
Qatar	2,861	2,704
UAE	18,433	18,448
Other	9,988	10,883

North America	196,495	149,037
US34	135,531	90,627
Canada	48,065	47,049
Bermuda	12,899	11,361

Latin America	54,199	66,556
Argentina	4,468	5,351
Brazil	24,353	30,144
Mexico	23,975	22,724
Panama	–	5,940
Other	1,403	2,397

Total	1,482,812	1,340,014

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Certificates of deposit and other money market instruments

	2013		2012		2011
	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %

Europe	28,680	0.5	32,602	0.4	46,641	0.6
Hong Kong	1,400	0.7	1,458	0.9	932	1.0
Rest of Asia-Pacific	1,799	2.9	3,863	3.0	3,951	3.4
North America	5,583	0.6	9,339	0.6	10,936	0.5
Latin America	9,335	8.3	7,344	8.5	5,499	9.2

	46,797	2.3	54,606	1.8	67,959	1.4

Certificates of deposit and other time deposits

The maturity analysis of certificates of deposit (‘CD’s) and other wholesale time deposits is expressed by remaining maturity. The majority of CDs and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

	At 31 December 2013
	3 months or less US$m	After 3 months but within 6 months US$m	After 6 months but within 12 months US$m	After 12 months US$m	Total US$m

Europe	57,584	9,610	7,326	4,298	78,818
Certificates of deposit	8,910	5,070	1,779	–	15,759
Time deposits:
– banks	12,778	595	516	1,074	14,963
– customers	35,896	3,945	5,031	3,224	48,096

Hong Kong	10,713	783	743	47	12,286
Certificates of deposit	–	21	5	–	26
Time deposits:
– banks	354	36	–	–	390
– customers	10,359	726	738	47	11,870

Rest of Asia-Pacific	11,219	963	358	1,159	13,699
Certificates of deposit	1,582	317	111	617	2,627
Time deposits:
– banks	3,281	399	1	25	3,706
– customers	6,356	247	246	517	7,366

Middle East and North Africa	1,372	45	122	36	1,575
Time deposits:
– banks	742	10	14	–	766
– customers	630	35	108	36	809

North America	9,673	733	267	228	10,901
Time deposits:
– banks	3,747	3	–	–	3,750
– customers	5,926	730	267	228	7,151

Latin America	9,169	1,087	906	731	11,893
Certificates of deposit	11	–	228	463	702
Time deposits:
– banks	784	583	404	244	2,015
– customers	8,374	504	274	24	9,176

Total	99,730	13,221	9,722	6,499	129,172
Certificates of deposit	10,503	5,408	2,123	1,080	19,114
Time deposits:
– banks	21,686	1,626	935	1,343	25,590
– customers	67,541	6,187	6,664	4,076	84,468

70a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of RoRWA measures

Performance Management

We target a return on average ordinary shareholders’ equity of 12%–15%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring return on average risk-weighted assets (‘RoRWA’) we measure our performance internally using the non-GAAP measure of underlying RoRWA, which is underlying profit before tax as a percentage of average risk-weighted assets adjusted for the effects of foreign currency translation differences and business disposals. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 47.

We also present the non-GAAP measure of underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group. These include the run-off portfolios and the CRS business which was sold in 2012.

The CRS average RWAs in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and have not already been adjusted as part of the underlying RoRWA calculation. The 2012 pre-tax loss for CRS primarily relates to litigation expenses incurred after the sale of the business that have not been adjusted as part of the underlying RoRWA calculation.

Reconciliation of underlying RoRWA (excluding run-off portfolios and Card and Retail Services)

	2013			2012
	Pre-tax return US$m	Average RWAs[36] US$bn	RoRWA [37] %	Pre-tax return US$m	Average RWAs[36] US$bn	RoRWA [37] %

Reported	22,565	1,104	2.0	20,649	1,172	1.8

Underlying[37]	21,586	1,088	2.0	15,286	1,078	1.4
Run-off portfolios	68	124	0.1	(1,624)	166	(1.0)
Legacy credit in GB&M	185	33	0.6	(274)	45	(0.6)
US CML and other[38]	(117)	91	(0.1)	(1,350)	121	(1.1)

Card and Retail Services	–	4	–	(150)	5	(3.0)

Underlying (excluding run-off portfolios and Card and Retail Services)	21,518	960	2.2	17,060	906	1.9

Reconciliation of reported and underlying average risk-weighted assets

	Year ended 31 December
	2013 US$bn	2012 US$bn	Change %

Average reported RWAs[36]	1,104	1,172	(6)
Currency translation adjustment[32]	–	(6)
Acquisitions, disposals and dilutions	(16)	(88)

Average underlying RWAs[36]	1,088	1,078	1

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Ratio of earnings to fixed charges62

	2013	2012	2011	2010	2009

Ratio of earnings to fixed charges
– excluding interest on deposits[63]	3.84	3.03	2.82	2.71	1.53
– including interest on deposits	2.09	1.76	1.68	1.73	1.22

Ratio of earnings to combined fixed charges and preference share dividends
– excluding interest on deposits[63]	3.50	2.79	2.64	2.56	1.48
– including interest on deposits	2.01	1.71	1.64	1.69	1.20

For footnotes, see page 133a.

71a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The largest concentration of collectively assessed loan impairment allowances are in North America, where they were US$3.8bn, representing 47% (2012: US$5.2bn; 54%) of the Group’s total collectively assessed loan impairment allowances and 25% of the Group’s total impairment allowances. Of the North American collective impairment allowances approximately 79% (2012: 86%) related to the US CML portfolio.

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

The estimation methods include the use of statistical analyses of historical information, supplemented with significant management judgement, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than that suggested by historical experience. Where changes in economic, regulatory or behavioural conditions result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models, risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

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

During 2013, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group to ensure that the assumptions used in our collective impairment assessment models continue to appropriately reflect the periods of time between a loss event occurring, the discovery of the loss event and the eventual write off. As a result of this review, the collective impairment allowances were increased by US$251m.

Where loans are individually assessed for impairment, management judgement is required in determining whether there is objective evidence that a loss event has occurred and, if so, the measurement of the impairment allowance. In determining whether there is objective evidence that a loss event has occurred, judgement is exercised in evaluating all relevant information on indicators of impairment, which is not restricted to the consideration of whether payments are contractually past-due but includes broader consideration of factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A higher level of judgement is required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

where the likelihood of repayment is affected by the prospects for refinancing or the sale of a specified asset. For those loans where objective evidence of impairment exists, management determine the size of the allowance required based on a range of factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

Under certain specified conditions, we provide loan forbearance to borrowers experiencing financial difficulties by agreeing to modify the contractual payment terms of loans in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default or repossession. Where forbearance activities are significant, higher levels of judgement and estimation uncertainty are involved in determining their effects on loan impairment allowances. Judgements are involved in differentiating the credit risk characteristics of forbearance cases, including those which return to performing status following renegotiation. Where collectively assessed loan portfolios include significant levels of loan forbearance, portfolios are segmented to reflect the different credit risk characteristics of forbearance cases, and estimates are made of the incurred losses inherent within the forbearance portfolio segments at the reporting date. Forbearance activities take place in both retail and wholesale loan portfolios, but our largest concentration is in the US, in HSBC Finance’s CML portfolio.

The exercise of judgement requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas. Many of the factors have a high degree of interdependency and there is no single factor to which our loan impairment allowances as a whole are sensitive, though they are particularly sensitive to general economic and credit conditions in North America. For example, a 10% increase in impairment allowances on collectively assessed loans and advances in North America would have increased loan impairment allowances by US$0.4bn at 31 December 2013 (2012: US$0.5bn).

It is possible that the outcomes within the next financial year could differ from the assumptions used, and this could result in a material adjustment to the carrying amount of loans and advances.

Goodwill impairment

Our accounting policy for goodwill is described in Note 2p on the Financial Statements. Note 22 on the Financial Statements lists our cash generating units (‘CGU’s) by geographical region and global business. HSBC’s total goodwill amounted to US$21bn at 31 December 2013 (2012: US$21bn).

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

During 2013, no impairment of goodwill was identified (2012: nil). In addition to the annual impairment test which was performed as at 1 July 2013, management reviewed the current and expected performance of the CGUs as at 31 December 2013 and determined that there was no indication of impairment of the goodwill allocated to them, except for the GPB – Europe CGU, for which reduced forecast profitability triggered the re-testing of the related goodwill as at 31 December 2013. Although the results of the goodwill impairment testing for this CGU are more sensitive to key assumptions used, the re-test of the goodwill concluded that there was no impairment.

Note 22 on the Financial Statements includes details of the CGUs with significant balances of goodwill, states the key assumptions used to assess the goodwill in each of those CGUs for impairment and provides a discussion of the sensitivity of the carrying value of goodwill to changes in key assumptions.

Interests in associates

Under the equity accounting method, investments in associates are initially stated at cost, and are adjusted thereafter for the post-acquisition change in HSBC’s share of the net assets of the associate. An investment in an associate is tested for impairment when there is an indication that the investment may be impaired. At 31 December 2013, the fair value of HSBC’s investment in BoCom had been below the carrying amount for approximately 20 months, apart from a short period in 2013. The conclusion of the impairment test, based on the assessment of the value in use, was that the investment is not impaired. The measurement of value in use involves significant judgement in estimating the present values of cash flows expected to arise from continuing to hold the investment. Note 21 on the Financial Statements includes detailed information on HSBC’s investment in BoCom. It provides a description of the key assumptions used in estimating value in use, the sensitivity of the value in use calculation to different assumptions and a sensitivity analysis that shows the changes in key assumptions that would reduce the excess of value in use over the carrying amount (‘headroom’) to nil.

Valuation of financial instruments

Our accounting policy for determining the fair value of financial instruments is described in Note 2d on the Financial Statements. The best evidence of fair value is a quoted price for the instrument being measured in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that include one or more significant inputs that are unobservable. Valuation techniques that rely to a greater extent on unobservable inputs require a higher level of management judgement to calculate a fair value than those based wholly on observable inputs.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The fair values of financial assets and liabilities of US$547bn (2012: US$718bn) and US$467bn (2012: US$622bn), respectively, were determined using valuation techniques and represented 53% (2012: 60%) and 82% (2012: 83%), respectively, of financial assets and liabilities measured at fair value.

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

HSBC does not include a funding spread in the discount rate applied to the fair value measurement of uncollateralised derivatives. The application of such a ‘funding fair value adjustment’ is under consideration by the financial services industry, although no consensus has yet emerged. In the future, and possibly in 2014, HSBC may adopt a ‘funding fair value adjustment’ to reflect funding of uncollateralised derivatives at rates other than interbank offer rates.

Deferred tax assets

Our accounting policy for the recognition of deferred tax assets is described in Note 2s on the Financial Statements. The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

The most significant judgements concern the US deferred tax asset, given the recent history of losses in our US operations. The net US deferred tax asset amounted to US$4.4bn or 59% (2012: US$4.6bn; 61%) of deferred tax assets recognised on the Group’s balance sheet. These judgements take into consideration the reliance placed on the use of tax planning strategies.

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

Provisions

The accounting policy for provisions is described in Note 2w on the Financial Statements. Note 31 on the Financial Statements discloses the major categories of provisions recognised. The closing balance of provisions amounted to US$5.2bn (2012: US$5.3bn), of which US$1.8bn (2012: US$1.7bn) related to legal proceedings and regulatory matters and US$2.4bn (2012: US$2.4bn) related to customer remediation.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Judgement is involved in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. Professional expert advice is taken on litigation provisions, property provisions (including onerous contracts) and similar liabilities.

Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress through various stages of development, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised and their estimated amounts, revising previous judgements and estimates as appropriate. At more advanced stages, it is typically possible to make judgements and estimates around a better defined set of possible outcomes. However, such judgements can be very difficult and the amount of any provision can be very sensitive to the assumptions used. There could be a wide range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved. For a detailed description of the nature of uncertainties and assumptions and the effect on the amount and timing of possible cash outflows on material matters, see Note 43 on the Financial Statements.

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

In view of the inherent uncertainties and the high level of subjectivity involved in the recognition and measurement of provisions, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based, resulting in materially different amounts of provisions recognised and outflows of economic benefits from those estimated by management for the purposes of the 2013 Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global businesses

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

The commentaries below present global businesses followed by geographical regions (page 96). Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region.

All commentaries are on a constant currency basis (page 47) unless stated otherwise, while tables are on a reported basis.

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

Profit/(loss) before tax

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	6,649	29.5	9,575	46.4	4,270	19.6
Commercial Banking	8,441	37.4	8,535	41.3	7,947	36.3
Global Banking and Markets	9,441	41.8	8,520	41.3	7,049	32.2
Global Private Banking	193	0.9	1,009	4.9	944	4.3
Other[39]	(2,159)	(9.6)	(6,990)	(33.9)	1,662	7.6

	22,565	100.0	20,649	100.0	21,872	100.0

Total assets40

	At 31 December
	2013		2012
	US$m	%	US$m	%

Retail Banking and Wealth Management	517,085	19.4	536,244	19.9
Commercial Banking	360,623	13.5	363,659	13.5
Global Banking and Markets	1,975,509	74.0	1,942,470	72.1
Global Private Banking	97,655	3.7	118,440	4.4
Other	171,812	6.4	201,741	7.5
Intra-HSBC items	(451,366)	(17.0)	(470,016)	(17.4)

	2,671,318	100.0	2,692,538	100.0

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk-weighted assets

	At 31 December
	2013		2012
	US$bn	%	US$bn	%

Retail Banking and Wealth Management	233.5	21.4	276.6	24.6
Commercial Banking	391.7	35.8	397.0	35.3
Global Banking and Markets	422.3	38.6	403.1	35.9
Global Private Banking	21.7	2.0	21.7	1.9
Other	23.5	2.2	25.5	2.3

	1,092.7	100.0	1,123.9	100.0

Selected items included in profit before tax by global business

The table below shows the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses which are eliminated from underlying results so that results can be viewed on a like-for-like basis.

Acquisitions, disposals and dilutions41

	2013	2012
	US$m	US$m

Retail Banking and Wealth Management	264	5,565
Commercial Banking	541	922
Global Banking and Markets	404	516
Global Private Banking	1	57
Other[39]	1,015	3,106

	2,225	10,166

For footnotes, see page 132.

Principal RBWM business

The Principal RBWM business measure excludes the effects of the US run-off portfolio and the disposed of US CRS business. We believe that looking at the Principal RBWM business without the run-off and disposed of businesses allows management to more clearly discuss the cause of material changes from year-to-year in the ongoing business and to assess the factors and trends in the business which are anticipated to have a material effect in future years. Tables which reconcile reported RBWM financial measures to Principal RBWM financial measures are provided in the Form 20-F filed with the SEC, which is available on www.hsbc.com.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Products and services

Retail Banking and Wealth Management

RBWM serves over 50 million personal customers. We take deposits and provide transactional banking services to enable customers to manage their day-to-day finances and save for the future. We selectively offer credit facilities to assist customers in their short or longer-term borrowing requirements; and we provide financial advisory, broking, insurance and investment services to help them to manage and protect their financial futures.

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

Total RBWM comprises our Principal RBWM business and the US run-off portfolio.

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

•     Wealth Solutions & Financial Planning: a financial planning process designed around individual customer needs to help our clients to protect, grow and manage their wealth through investment and wealth insurance products manufactured by Global Asset Management, Markets and HSBC Insurance and by selected third-party providers.

•     Basic banking: we increasingly provide globally standardised but locally delivered, reliable, easy to understand, good-value banking products and services using global product platforms and globally set service standards.

Commercial Banking

Our CMB business is segmented into large corporates, mid-market companies and Business Banking. This allows us to provide an appropriate level of support to companies with more sophisticated needs and SMEs as they grow both domestically and internationally, and ensures a clear focus on internationally aspirant customers.

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

•     Global Trade and Receivables Finance: we provide the services and finance our clients need throughout the trade cycle including; letters of credit, collections, guarantees; receivables finance; supply chain solutions; commodity and structured finance; and risk distribution. HSBC is supporting the development of renminbi as a trade currency, with renminbi capabilities in more than 50 markets.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business with regional oversight, GB&M operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sector-focused client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With a presence in over 60 countries/territories and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of our clients on a global basis.

In August 2013, GB&M was reshaped to more effectively focus resources on clients and enhance relationships, and to better capture growth opportunities which create greater value for our clients and our shareholders.

GB&M is managed within the following framework:

•    Client Coverage contains relationship managers organised by sector, region and country who work to understand client needs and provide holistic solutions by bringing together HSBC’s broad array of product capabilities.

•    Markets provides sales and trading services which are categorised as follows:

–    Credit and Rates sell, trade and distribute fixed income securities to clients including corporates, financial institutions, sovereigns, agencies and public sector issuers. They also offer clients risk management solutions.

–    Foreign Exchange provides spot and derivative products to meet the investment demands of institutional investors, the hedging needs of SMEs, MMEs and large corporates in GB&M and CMB, and the needs of RBWM customers in our branches. Foreign Exchange trades on behalf of clients in over 90 currencies.

–    Equities provides sales and trading services for clients, including direct market access and financing and hedging solutions.

•    Capital Financing offers financing and advisory services. Products include debt and equity capital raising, advisory, corporate lending, leveraged finance, asset and structured finance, real estate, infrastructure and project finance, and export credit.

•    Payments and Cash Management products include non-retail deposit taking and international, regional and domestic payments and cash management services.

•    Securities Services provides custody and clearing services to corporate and institutional clients and funds administration to both domestic and cross-border investors.

•    Global Trade and Receivables Finance provides trade services for our clients.

•    Balance Sheet Management is responsible for the management of liquidity and funding. It also manages structural interest rate positions within the Markets limit structure.

Global Private Banking

GPB provides investment management and trustee solutions to high net worth individuals and their families in the Group’s priority markets. We aim to meet the needs of our clients by providing excellent customer service and offering a comprehensive suite of solutions.

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

•    Investment Management comprises advisory and discretionary investment services, as well as brokerage across asset classes. This includes a complete range of investment vehicles, portfolio management, securities services and alternatives.

•    Private Trust Solutions comprise trusts and estate planning, designed to protect wealth and preserve it for future generations through structures tailored to meet the individual needs of each client.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income	18,339	20,298	24,101
Net fee income	7,021	7,205	8,226
Other income[7]	1,380	6,358	1,206

Net operating income[4]	26,740	33,861	33,533

LICs[42]	(3,227)	(5,515)	(9,319)

Net operating income	23,513	28,346	24,214

Total operating expenses	(17,248)	(19,769)	(21,202)

Operating profit	6,265	8,577	3,012

Income from associates[43]	384	998	1,258

Profit before tax	6,649	9,575	4,270

RoRWA[36]	2.6%	3.1%	1.2%

77%

of profit before tax from

Hong Kong, Rest of Asia-Pacific, Latin America

and Middle East and North Africa

Managing the US run-off portfolio

releasing over US$28bn of RWAs

Best Wealth Management Firm

(Banker Middle East Industry Awards, 2013)

Strategic direction

RBWM provides retail banking and wealth management services for personal customers in markets where we have, or can build, the scale in our target customer segments to do so cost effectively.

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

Our three growth priorities are customer growth in target segments, deepening customer relationships through wealth management and relationship-led lending, and enhancing distribution capabilities, including digital.

Implementing Global Standards, enhancing risk management control models and simplifying processes also remain top priorities for RBWM.

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•

RBWM reported profit before tax of US$6.6bn compared with US$9.6bn in 2012 on a reported basis and US$9.5bn on a constant currency basis. The decrease arose from lower net gains on sale, most notably following the sale of the CRS business and US branches (US$3.7bn) in 2012, and the absence of profits from non-strategic businesses sold or closed in that year, including Ping An.

•

On an underlying basis, profit before tax increased by US$2.4bn, driven by a fall in loan impairment charges in the US run-off portfolio. In addition, operating expenses declined, mainly driven by a reduction in customer redress provisions in the UK.

•

In the US run-off portfolio, the loss before tax decreased due to lower loan impairment charges reflecting improvements in housing market conditions, decreased lending balances, reduced new impaired loans and lower delinquency levels. Revenue reduced, reflecting lower average lending balances from the continued run-off of the CML portfolio, losses on early termination of cash flow hedges and portfolio disposals. These factors were partly offset by favourable movements in the fair value of non-qualifying hedges in HSBC Finance of US$315m, compared with adverse movements of US$227m in 2012.

The commentary that follows reflects performance in our Principal RBWM business (see page 78).

•

Profit before tax fell by US$208m, reflecting lower net gains on sale of our non-strategic operations and the reduction in profit following these disposals. This was largely offset by a decrease in operating expenses which reflected lower customer redress provisions in the UK and sustainable cost savings resulting from our organisational effectiveness programmes.

•

Revenue declined by 4% reflecting lower net gains on sale of our non-strategic operations (most notably the US branches), the loss on sale of the HFC Bank UK secured lending portfolio and the consequent reduction in operating revenue. Excluding these, revenue grew by 1%, mainly in Hong Kong and Europe.

•

Net interest income increased by 1% despite lower revenue from businesses that had been disposed of or closed since the beginning of 2012. The increase was driven by improved mortgage spreads and growth in mortgage

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

RBWM – profit/(loss) before tax

	Total RBWM US$m	US CRS US$m	US run-off port- folio US$m	Prin- cipal RBWM US$m
2013
Net interest income	18,339	–	2,061	16,278
Net fee income	7,021	–	11	7,010
Other income/(expense)[7]	1,380	–	(400)	1,780

Net operating income[4]	26,740	–	1,672	25,068

LICs[42]	(3,227)	–	(705)	(2,522)

Net operating income	23,513	–	967	22,546
Total operating expenses	(17,248)	–	(1,166)	(16,082)

Operating profit/(loss)	6,265	–	(199)	6,464
Income/(expense) from associates[43]	384	–	(1)	385

Profit/(loss) before tax	6,649	–	(200)	6,849

RoRWA[36]	2.6%	–	(0.2% )	4.4%

2012
Net interest income	20,298	1,267	2,563	16,468
Net fee income	7,205	395	33	6,777
Other income/(expense)[7]	6,358	3,155	(200)	3,403

Net operating income[4]	33,861	4,817	2,396	26,648

LICs[42]	(5,515)	(322)	(2,569)	(2,624)

Net operating income/(expense)	28,346	4,495	(173)	24,024
Total operating expenses	(19,769)	(729)	(1,103)	(17,937)

Operating profit/(loss)	8,577	3,766	(1,276)	6,087
Income from associates[43]	998	–	2	996

Profit/(loss) before tax	9,575	3,766	(1,274)	7,083

RoRWA[36]	3.1%	14.7%	(1.1% )	4.2%

2011
Net interest income	24,101	4,128	2,990	16,983
Net fee income/(expense)	8,226	1,273	(49)	7,002
Other income/(expense)[7]	1,206	61	(1,196)	2,341

Net operating income[4]	33,533	5,462	1,745	26,326

LICs[42]	(9,319)	(1,600)	(4,982)	(2,737)

Net operating income/(expense)	24,214	3,862	(3,237)	23,589
Total operating expenses	(21,202)	(1,801)	(1,238)	(18,163)

Operating profit/(expense)	3,012	2,061	(4,475)	5,426
Income from associates[43]	1,258	–	3	1,255

Profit/(loss) before tax	4,270	2,061	(4,472)	6,681

RoRWA[36]	1.2%	3.9%	(3.3% )	4.0%

For footnotes, see page 132.

balances in Hong Kong, the UK and France, although the rate of balance growth in Hong Kong began to slow in 2013 as transaction volumes in the property market reduced. In Hong Kong, the increase was also driven by growth in the insurance investment portfolio. Deposit balances increased, particularly in the UK and Hong Kong, though the benefit was more than offset by deposit spread compression, particularly in Hong Kong, reflecting the sustained low interest rate environment.

•

Net fee income grew by 5%, primarily due to higher sales of investment products in Hong Kong, where growth in unit trusts and brokerage income was driven by favourable market sentiment and strong customer demand. This was supported by increased foreign exchange revenue in the UK and higher management fees reflecting growth in average assets under management, most notably in North America and Hong Kong.

•

Other income declined by US$1.5bn as a result of portfolio rationalisations and other items described above. The decline also reflected a fall in sales of manufactured insurance products, which led to lower favourable value of new business movements in the PVIF asset in Europe, Hong Kong and Rest of Asia-Pacific. Lower favourable PVIF movements also reflected the non-recurrence of the recognition of a PVIF asset in Brazil in 2012 and adverse experience and assumption changes in Latin America in 2013.

•

LICs increased by 1%, mainly driven by higher collective provisions resulting from model changes and assumption revisions for restructured loans in Brazil and assumption changes to our emergence period methodology across all regions (see page 72). Impairments also increased in Mexico and Turkey reflecting higher lending balances. These increases were largely offset by better underlying credit quality in Brazil, improvements in housing market conditions, and lower charge-offs in North America and recoveries from debt sales in the UK.

•

Operating expenses decreased by US$1.4bn, mainly as a result of lower customer redress provisions in the UK of US$953m compared with US$1.8bn in 2012, sustainable cost savings of over US$300m from organisational effectiveness programmes, and the disposal and run-off of businesses in 2012 and 2013. In addition, we recorded an accounting gain of US$189m relating to changes in delivering ill-

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

health benefits in 2013. These were partly offset by higher staff and premises costs in Latin America and Hong Kong, driven by inflationary pressures.

•

Income from associates and joint ventures decreased following the disposal of our associate Ping An in December 2012 and the reclassification of Industrial Bank as a financial investment in 2013. On an underlying basis, income from associates rose, primarily in BoCom reflecting balance sheet growth and increased fee income, and in Hong Kong due to the price appreciation of real estate properties.

Growth priorities

Grow in priority markets and deepen customer relationships

•

Our focus remains on growing the number of customers in our target segments and serving their domestic and international needs whilst de-risking the overall portfolio. HSBC Premier (‘Premier’) is our core retail Wealth offering, and our strategy continues to be to grow the number of customers in this segment and generate more business from the existing client base. Growth and development of this area represents a significant opportunity and is key to reaching our US$3bn incremental Wealth revenue target by 2016, of which US$0.9bn has been achieved to date. In 2013, Wealth revenue of US$6.3bn remained broadly unchanged, with favourable investment sales in Hong Kong and higher foreign exchange income in the UK and Hong Kong being offset by lower insurance revenue, mainly in Latin America.

•

The total number of active customers in our Principal RBWM business decreased by 5% to 50.4m following business closures and disposals, most notably the sale of the UK HFC Bank lending portfolio and the business in Panama. However, we made good progress in refining and rebalancing the Premier portfolio towards quality long-term sustainable relationships and grew our Premier client base in mainland China, Hong Kong, France and Turkey. Overall, Premier customer numbers remained broadly unchanged at 4.2m as new account growth was offset by reclassification of non-qualifying customers.

•

At the beginning of the year we introduced a new incentive plan for our Wealth Management relationship managers (‘RM’s) globally. This new plan removes the formulaic link between product sales and variable pay and is instead premised on RM activities that support meeting customer needs, improving customer experience and sales quality. This represents a significant shift in our approach to remuneration and we believe better aligns customer and staff interests, with a focus on building total relationship balances rather than product volume.

•

We provide our customers with access to a range of wealth management products and are able to leverage HSBC Group-wide capabilities in extending managed solutions, delivering research, expanding renminbi offerings and improving foreign exchange services online. We are also increasing the number of senior RMs dealing with our Premier customers to improve client contact.

Distribution

•

We continued to invest heavily in enhancing our digital capabilities. The global mobile application which was launched in the fourth quarter of 2012 was deployed in 25 markets by the end of 2013 as we migrated customers to digital channels. This application was downloaded by 2.5m customers, with over 1.1m downloads in the fourth quarter of 2013 alone. Benefits to customers include the ability to engage in stock trading and foreign exchange transactions, bill payment and fund transfers, and increased options to purchase products with improved speed and security.

•

We deployed digital tools to our front-line staff to raise financial planning standards and gain a more detailed understanding of clients’ aspirations, risk appetites and investment horizons. We invested significantly in our Wealth Platform with the aim of improving both RM efficiency and customer experience. We rolled out tablet-based tools and applications to RMs in France, UAE and Indonesia with plans to deploy these in 6 further markets in 2014.

•

We have made good progress in consolidating our Internet Banking systems, reducing the number from 59 to 41 with plans to implement a global solution by the end of 2015. In the third quarter of 2012, we launched the product range review programme and have subsequently reduced the number of retail banking products currently offered from just under 1,000 to 730. We will continue to review our product range to simplify and standardise our offering and to optimise customer choice, increase efficiencies and lower transactional costs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Commercial Banking

CMB offers a full range of commercial financial services and tailored solutions to more than three million customers ranging from small and medium-sized enterprises to publicly quoted companies in almost 60 countries.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income	10,200	10,361	9,931
Net fee income	4,717	4,470	4,291
Other income[7]	1,448	1,720	1,389

Net operating income[4]	16,365	16,551	15,611

LICs[42]	(2,384)	(2,099)	(1,738)

Net operating income	13,981	14,452	13,873

Total operating expenses	(7,049)	(7,598)	(7,221)

Operating profit/(loss)	6,932	6,854	6,652

Income from associates[43]	1,509	1,681	1,295

Profit/(loss) before tax	8,441	8,535	7,947

RoRWA[36]	2.2%	2.2%	2.2%

5%

growth in customer lending balances

on a constant currency basis

11%

increase in gross revenues from sales

of GB&M products to CMB customers

Best Transaction Banking House

and Best Cash Management Bank

(Euromoney Poll 2013)

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world, thereby strengthening our leading position in international business and trade.

We have three growth priorities:

•	grow coverage in faster growing markets;

•	drive revenue growth through our international network; and

•	grow collaboration revenues.

Implementing Global Standards, enhancing risk management controls models and simplifying processes also remain top priorities for CMB.

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•

In 2013, CMB reported a profit before tax of US$8.4bn, which was marginally lower on a reported basis and was broadly unchanged on a constant currency basis compared with 2012. 2013 results included gains of US$470m mainly from the sale of our operations in Panama, compared with gains of US$468m in 2012 which included the sales of branches in the US. Share of profit in associates was lower due to the reclassification of Industrial Bank from an associate to a financial investment and the disposal of our investment in Ping An.

•

On an underlying basis, which excludes the disposal gains and associated operating results, profit before tax rose by 5%. This was driven by increased revenues, a reduction in operating expenses, and higher income from our associates, partly offset by a rise in loan impairment charges.

•

Revenue on a constant currency basis remained broadly unchanged compared with 2012. Disposal gains in Latin America and increased revenue in Europe were largely offset by the effect of business disposals in the US in 2012. On an underlying basis revenue increased by 2%, with growth in Hong Kong and Europe partly offset by falls in North America and Latin America. Higher net interest income from average balance sheet growth was partly offset by spread compression. Higher net fee income was driven by an increase in lending fees and enhanced collaboration with GB&M.

Management view of revenue

	2013	2012	2011
	US$m	US$m	US$m
Global Trade and Receivables Finance	2,929	2,968	2,019
Credit and Lending	6,103	6,246	6,329
Payments and Cash Management, current accounts and savings deposits	5,287	5,369	4,584
Other	2,046	1,968	2,679

Net operating income[4]	16,365	16,551	15,611

For footnote, see page 132.

•

Global Trade and Receivables Finance revenue was broadly unchanged compared with 2012. Double digit lending growth, primarily in Hong Kong and Rest of Asia-Pacific, was offset by spread compression, particularly in Hong Kong and Latin America, reflecting competition and increased liquidity in the markets.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

Credit and Lending revenue remained largely unchanged, as higher average balances in Hong Kong and increased net fee income were broadly offset by lower average balances in Latin America and spread compression in Europe, Middle East and North Africa and North America.

•

Payments and Cash Management revenue remained broadly unchanged compared with 2012. This reflected liability growth, notably in Hong Kong and the UK, which was driven by new mandates and increased transaction volumes and supported by our focus on international customers, offset by the effect of business disposals in the US.

•	The movement in ‘Other’ reflected the gains on business disposals recorded in both 2012 and 2013.

•

LICs increased by US$344m, driven by higher individually assessed loan impairments in Latin America, in particular specific impairments in Mexico relating to homebuilders from a change in public housing policy and in Brazil relating to certain corporate exposures. In Europe, lower individual impairments, mainly in the UK and Greece, were partly offset by higher provisions in Spain due to the continued challenging economic conditions.

•

Operating expenses decreased by 5%, primarily in Europe due to an accounting gain arising from a change in the basis of delivering ill-health benefits in 2013 of US$161m and lower customer redress provisions of US$148m (2012: US$258m). Operating expenses also decreased due to the effects of business disposals. In 2013, we generated over US$80m of sustainable savings. These factors were partly offset by increased costs in Hong Kong and Rest of Asia-Pacific due to inflationary pressures and investment for growth.

•

Income from associates declined by 12%, reflecting the reclassification of Industrial Bank as an investment and the disposal of our investment in Ping An. Excluding these events, income from associates grew by 11% as BoCom benefited from a rise in lending and associated fee income.

Growth priorities

Grow coverage in faster-growing markets

•

Revenues in Hong Kong, Rest of Asia-Pacific, Latin America and Middle East and North Africa increased by 3% compared with 2012 and represented over 55% of our revenues in 2013. CMB’s top 20 markets contributed around 90% of our profit before tax in 2013.

•

Our global network helps connect customers internationally. For example, we expanded our renminbi offering to Latin America as trade with mainland China gathered pace. In addition, we opened the first China desk in Argentina to support mainland Chinese businesses operating in Argentina as well as local companies interested in doing business in mainland China.

Drive revenue growth through our international network

•

HSBC has a competitive advantage by being present and able to capture business at both ends of the top twenty global trade corridors. The opportunities this presents to generate additional revenues has helped us grow underlying revenue faster than GDP growth in Europe, Hong Kong and Rest of Asia-Pacific.

•	In addition, we continue to invest in organic growth in city clusters with international business opportunities as we have done in the US, mainland China, Germany and other markets.

•

We continued to expand our international relationship managers (‘IRM’) programme and now have almost 500 IRMs supporting SME clients with international growth ambitions, having extended our programme from three markets in 2012 to 12 in 2013. The new markets include Hong Kong, US, Canada, Egypt, Singapore, India, Argentina, UAE and Turkey. There are plans to expand the model into a further five key Business Banking markets next year.

•	We continued to support SMEs by launching funds to support those businesses that trade or aspire to trade internationally. SME funds were launched in the first half of 2013 in the UK,

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

France and Mexico, and subsequently we launched two SME funds of US$1bn in US and Canada. In the UAE, a fourth SME fund of AED1bn (US$272m) targeted at international trade customers was also launched.

Grow collaboration revenues

•

CMB’s ongoing collaboration with HSBC’s other global businesses resulted in revenue growth of over US$0.3bn for the Group, a 9% increase compared with 2012. Our collaboration with global businesses has now delivered US$1.3bn in incremental revenue for the Group since 2010, achieving 65% of our medium-term target. Gross revenues from sales of GB&M products to CMB customers, which are shared by the two global businesses, grew by 11%, mainly driven by sales of foreign exchange products and debt capital markets activities. Close collaboration across international borders and global businesses resulted in a number of high-profile deals in 2013.

•

To serve our clients in each segment better, and to further enhance the collaboration efforts with GB&M, we have created two senior management roles – Global Head of Large Corporates and Global Head of Mid-market and Business Banking – to focus on our largest clients who are internationally connected and prime candidates for collaboration activities with an emphasis on markets and capital financing. This should ensure better coverage of our target segments in the future.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	6,766	6,960	7,263
Net fee income	3,482	3,329	3,227
Net trading income[44]	6,780	5,690	5,204
Other income	2,148	2,294	1,363

Net operating income[4]	19,176	18,273	17,057

LICs[42]	(207)	(670)	(984)

Net operating income	18,969	17,603	16,073

Total operating expenses	(9,960)	(9,907)	(9,722)

Operating profit	9,009	7,696	6,351

Income from associates[43]	432	824	698

Profit before tax	9,441	8,520	7,049

RoRWA[36]	2.3%	2.1%	1.8%

Resilient performance in

a challenging environment

Increased client flows in the majority

of our customer-facing businesses

Best Global Emerging

Market Investment Bank

(Euromoney Awards for Excellence 2013)

Strategic direction

GB&M continues to pursue its ‘emerging markets-led and financing-focused’ strategy, with the objective of being a ‘top 5’ bank to our priority clients. This strategy has evolved to include a greater emphasis on connectivity between the global businesses, across the regions and within GB&M, leveraging the Group’s extensive distribution network.

We focus on four growth priorities:

•	leveraging our distinctive geographical network which connects developed and faster-growing regions;

•	connecting clients to global growth opportunities;

•	continuing to be well positioned in products that will benefit from global trends; and

•	enhancing collaboration with other global businesses to appropriately service the needs of our international client base.

Implementing Global Standards, enhancing risk management controls and simplifying processes also remain top priorities for GB&M.

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•

GB&M reported profit before tax of US$9.4bn, 11% higher than in 2012. Reported results in 2013 included a number of gains on disposal, particularly of our business in Panama. Reported results in 2012 included income from associates Industrial Bank and Ping An. On an underlying basis, which excludes these items, the results of other disposed of operations and the effect of currency movements, profit before tax rose by 15%. This was driven by increased revenue and significantly lower impairment charges and other credit risk provisions.

•

Revenue rose by 6%, in part reflecting resilient performance in the majority of our customer facing businesses. 2013 revenue included a DVA of US$105m and a gain on disposal of our operations in Panama of US$316m. In 2012, revenue included a reported net charge of US$385m as a result of a change in estimation methodology in respect of CVAs of US$903m, and a DVA of US$518m to reflect evolving market practices.

•

LICs decreased significantly by US$458m or 69%. Credit risk provisions declined, driven by net releases on available-for-sale ABSs in our legacy portfolio compared with impairment charges in 2012, and the non-recurrence of impairments on certain available-for-sale debt securities in Principal Investments. Impairment charges in the legacy credit loans and advances portfolio also declined.

•

Operating expenses increased marginally by 2%, despite a decline in performance-related costs and sustainable savings of US$74m achieved from identifying savings and simplifying our processes. There was an increase in 2013 in litigation-related costs, primarily Madoff-related, of US$293m, coupled with an increase in investment in regulatory and compliance resources. These costs were offset in part by a lower customer redress provision relating to interest rate protection products of US$134m (2012: US$329m) and an accounting gain of US$81m relating to changes in delivering employee ill-health benefits.

•	Income from associates was lower, largely due to the reclassification of Industrial Bank as a financial investment and following the sale of our shareholding in Ping An.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Management view of total operating income45

	2013 US$m	2012 US$m	2011 US$m

Markets[46]	6,935	6,105	5,749
Credit	796	485	133
Rates	1,653	1,607	1,238
Foreign Exchange	3,186	3,215	3,269
Equities	1,300	798	1,109

Capital Financing	3,994	3,758	3,711
Payments and Cash Management	1,770	1,680	1,561
Securities Services	1,662	1,623	1,669
Global Trade and Receivables Finance	741	740	601
Balance Sheet Management	3,110	3,738	3,418
Principal Investments	512	188	277
Debit valuation adjustment	105	518	–
Other[47]	347	(77)	71

Net operating income[4]	19,176	18,273	17,057

The management view of income above reflects the new management structure of GB&M which has been in place since 12 August 2013 (comparatives have been re-presented for this change).

For footnotes, see page 132.

•

Markets reported a resilient performance with revenue of US$6.9bn. Revenue in Credit increased, reflecting higher secondary market activity and improved investor appetite, along with revaluation gains from price appreciation on assets in the legacy portfolio. Despite competitive pressure, revenue in primary credit rose. We also increased market share and improved our league table position, particularly in the issue of sterling and Hong Kong dollar bonds in which we led the market.

•

Despite difficult market conditions, Equities revenue rose, in part, due to increased client flows and larger market share in Hong Kong. Equities also reported increased revaluation gains along with minimal fair value movements on own credit spreads on structured liabilities, compared with adverse movements in 2012.

•	Foreign Exchange income was broadly in line with 2012. Revenues rose due to increased client demand for foreign exchange hedging solutions, which benefited from GB&M’s collaboration with CMB. This was partly offset, however by margin compression and reduced market volatility in the second half of 2013.

•

Revenue in Rates in 2012 included a charge as a result of the change in estimation methodology in respect of CVAs, as noted above. In 2013, we won new client mandates and improved market share, despite price compression, particularly in European government bonds. This was coupled with smaller adverse fair value movements on our own credit spreads on structured liabilities compared with 2012. These factors were broadly offset, as revenue in 2012 benefited from the significant tightening of spreads following the ECB liquidity intervention. Revenue in 2013 was affected by uncertainty regarding the tapering of quantitative easing in the US.

•

Revenue in Capital Financing rose due to higher volumes and spreads in Credit and Lending and gains on sale of equity positions compared with losses on syndicated loans in 2012. In addition, income grew in Project and Export Finance, in part due to increased market share in export credit agency financing, and revenue rose, due to increased issuance demand in debt capital markets.

•	Payments and Cash Management revenue also grew, in part due to increased customer activity reflecting new mandates, with growth in deposit balances and transaction volumes compared with 2012.

•

As expected, Balance Sheet Management revenue decreased as proceeds from the sale and maturity of investments were reinvested at prevailing rates which were lower, together with reduced gains on the disposal of available-for-sale debt securities.

•

Revenue in Principal Investments rose during the year, mainly driven by lower equity impairments. In addition, there were higher gains on disposal of units held in third-party managed private equity funds than in 2012 due to increased refinancing and exit opportunities as market conditions improved.

•	‘Other’ included a gain on the disposal of our operations in Panama of US$316m in 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Growth priorities

Leveraging our distinctive geographical network which connects developed and faster-growing regions

•

As a universal bank with a distinctive international network and business model, we have provided innovative solutions to multinational corporates including advisory, financing and foreign exchange services.

•

We advised on the largest M&A transaction by a foreign company in India for a stake enhancement in an India-listed subsidiary. Examples like this reinforce our ability to execute complex cross-border M&A transactions.

•

We also acted as sole bookrunner on a dim sum bond issuance for the first foreign government to issue in the mainland China market, highlighting our leading role in the internationalisation of the renminbi.

Connecting clients to global growth opportunities

•

GB&M’s product expertise supports our clients in the growth of their business activities. In equity capital markets, we were joint lead manager and bookrunner for a large Chinese bank initial public offering (‘IPO’) in Hong Kong and also led the Hong Kong advisory market. This demonstrated our strength in providing cross-border capital markets access and advisory services to clients in mainland China.

•

We were voted ‘Best for Innovation in Securities Services’ by The Banker magazine following the redesign and development of our Securities Services web portal. This is now more intuitive, consistent across product lines, multi-lingual and accessible from tablets. The award recognised our commitment to innovation and connecting clients to information using new technology.

Continuing to be well positioned in products that will benefit from global trends

•

We continued to build on the strength of our product offering, with a particular focus on renminbi, which became the second most utilised trade finance currency in 2013. We were voted ‘Best Overall for Products and Services’ by Asiamoney Offshore RMB Services Survey 2013, for the second consecutive year.

•

We also delivered a broad range of GB&M products in a number of transactions relating to resource and energy companies. This included providing advisory and financing services to a consortium in the acquisition of an ‘energy from waste’ company, and to a liquified natural gas company.

•

We remain focused on opportunities in Project and Export Finance, which will benefit as emerging countries pursue economic growth through infrastructure investment and as institutional investors seek out long-term real assets. We were voted ‘Best Project Finance House’ in Asia, Africa and Latin America by Euromoney and ‘Best Global Export Finance Arranger’ by Trade Finance magazine.

•

With globalisation increasing the number of cross-border payment flows, our leadership in Payments and Cash Management was recognised by Euromoney, who named HSBC the ‘Best Global Cash Manager’ for the second consecutive year.

Enhancing collaboration with other global businesses to appropriately service the needs of our customers

•

We continued to strengthen collaboration with other global businesses to better meet the needs of our customers across the Group. Gross revenues from sales of GB&M products to CMB customers, which are shared by the two global businesses, grew by 11% mainly driven by sales of foreign exchange products. Revenue from equity capital markets activities for CMB clients also increased significantly as a result of a larger number of deals.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Private Banking

GPB serves high net worth individuals and families with complex and international needs within the Group’s priority markets.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	1,146	1,294	1,439
Net fee income	1,150	1,232	1,382
Other income	143	646	471

Net operating income[4]	2,439	3,172	3,292

LICs[42]	(31)	(27)	(86)

Net operating income	2,408	3,145	3,206

Total operating expenses	(2,229)	(2,143)	(2,266)

Operating profit	179	1,002	940

Income from associates[43]	14	7	4

Profit before tax	193	1,009	944

RoRWA[36]	0.9%	4.6%	3.9%

Profit before tax was significantly lower

as we continued to address legacy issues

and reposition the customer base

Approximately US$50m of

sustainable cost savings, on top of about

US$90m already delivered in 2011 and 2012

Best Private Bank in Hong Kong

(The Banker Global Private Banking Awards)

Strategic direction

GPB aims to build on HSBC’s commercial banking heritage to be the leading private bank for high net worth business owners.

We have two growth priorities:

•	repositioning the business to concentrate on home and priority markets, particularly onshore, aligned with Group priorities; and

•	capturing growth opportunities from Group collaboration, particularly by accessing owners and principals of CMB and GB&M clients.

Implementing Global Standards, enhancing risk management controls, tax transparency and simplifying processes also remain top priorities for GPB.

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•	Reported profit before tax of US$193m was US$816m lower than in 2012 and US$800m lower on a constant currency basis.

•

On an underlying basis, which excludes the gain on the sale of our operations in Japan in 2012 of US$67m and associated operating results, profit before tax was US$744m lower, primarily due to reduced revenue.

•

Revenue declined by 23%, mainly due to the loss on write-off of goodwill relating to our Monaco business of US$279m and the non-recurrence of the sale of our operations in Japan and our headquarters building in Switzerland (US$120m) reported in 2012. Net interest income fell as higher-yielding positions matured and opportunities for reinvestment were limited by prevailing rates. Narrower lending spreads coupled with a decline in average deposit balances also contributed to the fall in net interest income. In addition, brokerage fees decreased, reflecting a fall in client transaction volumes due to lower volatility, and account services fees were lower due to the reduction in client numbers and client assets as we repositioned our client base. Trading income also fell, in part due to lower foreign exchange volumes and lower volatility in the market, notably in the second half of 2013.

•

Operating expenses increased by 4%, primarily due to regulatory investigation provisions of US$352m, partly offset by lower staff costs from a managed reduction in average staff numbers, reduced performance costs and the non-recurrence of customer redress provisions and costs relating to the merger of pension funds in Switzerland. We also delivered further sustainable savings of approximately US$50m in 2013.

Client assets48

	2013 US$bn	2012 US$bn

At 1 January	398	377
Net new money	(26)	(7)
Value change	12	17
Exchange and other	(2)	11

At 31 December	382	398

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

Client assets, which include funds under management and cash deposits, decreased by US$16bn in 2013 primarily due to negative net new money, the effects of the disposal of our operations in Panama and ongoing client transfers in relation to the disposal of our HSBC Trinkaus & Burkhardt AG (‘HSBC Trinkaus’) business in Luxembourg, partly offset by favourable market movements. Negative net new money was mainly driven by the repositioning of our business by moving from offshore to domestic banking, refocusing our client base towards higher net worth relationships, and adopting new compliance and tax transparency standards. There were also a large number of client withdrawals, notably in Switzerland. However, we attracted positive net new money of US$4.6bn from clients in Asia.

•

Our return on assets, defined as the percentage of revenue to average client assets, was 62bps in 2013 compared with 79bps in 2012. The reduction was primarily due to the write-off of goodwill noted above and the non-recurrence of the gains on the sale of our operations in Japan and our headquarters in Switzerland reported in 2012. Excluding the effect of these items, our return on assets was 69bps in 2013 compared with 76bps in 2012, primarily reflecting the fall in net interest income.

Growth priorities

Repositioning the business

•

The repositioning of GPB’s business model and target client base that commenced in 2012 was accelerated in 2013. Our focus remained on home and priority growth markets where wealth creation is strong and where the Group’s presence could be leveraged.

•

During 2013, we began to implement Global Standards and continued to reposition our business through the adoption of new compliance and tax transparency standards. In addition, we initiated a detailed review of our portfolio which will continue in 2014.

•

We also took actions to simplify and rationalise our portfolio. For example, we agreed to sell our HSBC Trinkaus private banking and related fund business in Luxembourg. We also reviewed our operations in Monaco following receipt of unsolicited expressions of interest, though it was decided in July to retain the business. Furthermore, to help integrate GPB with

HSBC’s other global businesses, we transferred the ownership of our operations in Asia and the Channel Islands into the main banking entities in these areas to more closely align management responsibility.

Capturing growth opportunities

•

Referral flows from collaboration with other global businesses generated net new money of US$5bn in 2013. An enhanced strategy based on closer alignment with CMB will focus on driving collaboration in 12 priority markets where both GPB and CMB have significant scale. Staff will be dedicated to focusing on identifying new prospects and an improved coverage model will be implemented in 2014 to pursue opportunities.

•

The Global Priority Clients initiative – a collaborative venture between GPB, GB&M and CMB for the Group’s most significant dual banked clients – was redefined during the second half of 2013. By ensuring an effective and enhanced coverage model to meet the private and corporate needs of our most significant and complex clients, supported by dedicated senior management, we will deepen our client relationships and drive incremental revenue opportunities.

•

We continued to enhance our product offering to clients through the strengthening of the Alternatives platform, with six product launches during 2013 comprising three private equity funds, two real estate club deals and a fund of hedge funds.

•

In addition, we continued to focus on enhancing the service offering to clients. For example, recently we significantly upgraded the relationship management systems used by all front-office staff in Switzerland. We are also establishing a common banking platform which will provide consistent, tailored products and services globally. This will initially be implemented across continental Europe (including in Switzerland in 2015), and in other countries shortly thereafter.

•

In 2014, we will be developing our digital strategy to provide an upgraded multi-channel offering enabling us to keep pace with changing industry dynamics and competitor developments as well as meet clients’ growing digital expectations.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other40

‘Other’ contains the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support and functional costs with associated recoveries, HSBC’s holding company and financing operations.

	2013 US$m	2012 US$m	2011 US$m

Net interest expense	(737)	(730)	(911)
Net fee income	64	194	34
Net trading income/(expense)[44]	6	(537)	(355)

Changes in fair value of long-term debt issued and related derivatives	(1,228)	(4,327)	4,161
Changes in other financial instruments designated at fair value	(576)	(1,136)	78
Net income/(expense) from financial instruments designated at fair value	(1,804)	(5,463)	4,239
Other income	8,122	8,868	6,138

Net operating income[4]	5,651	2,332	9,145

LICs[42]	–	–	–

Net operating income	5,651	2,332	9,145

Total operating expenses	(7,796)	(9,369)	(7,492)

Operating profit/(loss)	(2,145)	(7,037)	1,653

Income/(expense) from associates[43]	(14)	47	9

Profit/(loss) before tax	(2,159)	(6,990)	1,662

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Notes

•	Reported loss before tax of US$2.2bn compared with a loss of US$7.0bn in 2012. On a constant currency basis, the pre-tax loss decreased by US$5.0bn.

•

These results included lower adverse movements on the fair value of our own debt as credit spreads tightened to a lesser extent, notably in Europe and North America. Reported results also included a number of gains and losses on disposal totalling US$1.1bn (see page 49). These included a gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. Reported profits in 2012 included a gain of US$3.0bn on the disposal of our associate, Ping An, and a gain on disposal of US$130m from the sale of our shareholding in a property company in the Philippines.

•

On an underlying basis, excluding the gains and losses on disposal noted above and the associated operating results, the pre-tax loss of US$1.9bn decreased by US$3.1bn, driven by the non-recurrence of charges for US AML, BSA and OFAC investigations of US$1.9bn. In addition, we recognised a net gain of US$553m on completion of the sale of our investment in Ping An in 2013, compared with adverse fair value movements of US$553m on the Ping An contingent forward sale contract recorded in 2012.

•

Net fee income decreased by US$130m, reflecting the expiring of most of the transition services agreement entered into during 2012 following the sale of the CRS business in North America. We received fee income relating to the above agreement while the associated costs were reported in ‘Operating expenses’.

•

Net trading income of US$6m in 2013 compared with a net trading expense of US$538m in 2012, driven by foreign exchange gains of US$442m relating to sterling debt issued by HSBC Holdings. In addition, there were favourable fair value movements on non-qualifying hedges, notably in Europe, mainly related to the cross-currency swaps used to economically hedge fixed rate long-term debt, compared with adverse movements in 2012. This was partly offset by adverse fair value movements of US$682m on the contingent forward sale contract relating to Ping An in 2013 compared with US$553m in 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

Net expense from financial instruments designated at fair value reduced by US$3.6bn. We reported adverse movements of US$1.2bn on the fair value of our own debt attributable to a tightening of credit spreads in 2013, notably in Europe and North America, compared with adverse movements of US$5.2bn in 2012. Excluding this, net expense increased due to higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued principally by HSBC Holdings and its European subsidiaries.

•

Gains less losses from financial investments increased by US$868m, driven by a gain of US$1.2bn on the disposal of our investment in Ping An, partly offset by the non-recurrence of gains of US$314m from the sale of our shares in four Indian banks in 2012.

•	Dividend income increased by US$124m on a reported basis, mainly due to dividends received from Industrial Bank following its reclassification as a financial investment.

•	Other operating income increased by US$1.5bn, driven by an accounting gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment.

•

Operating expenses reduced by US$1.5bn, mainly from the non-recurrence of the US fines and penalties noted above, together with lower restructuring costs across all our regions. These factors were partly offset by the UK bank levy charge of US$904m in 2013, which was higher than the charge of US$571m in 2012, mainly due to an increase in the rate of the levy. In addition, operating expenses in both years included adjustments relating to the previous year’s bank levy charge (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported to constant currency and underlying profit/(loss) before tax

Retail Banking and Wealth Management

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	20,298	(368)	19,930	18,339	(10)	(8)
Net fee income	7,205	(113)	7,092	7,021	(3)	(1)
Net trading income	304	(18)	286	686	126	140
Net income from financial instruments designated at fair value	1,893	(26)	1,867	1,638	(13)	(12)
Gains on disposal of US branch network and cards business	3,735	–	3,735	–	(100)	(100)
Gains less losses from financial investments	96	(7)	89	55	(43)	(38)
Net earned insurance premiums	11,191	(68)	11,123	10,543	(6)	(5)
Other operating income (including dividend income)	1,496	(34)	1,462	565	(62)	(61)

Total operating income	46,218	(634)	45,584	38,847	(16)	(15)
Net insurance claims incurred and movement in liabilities to policyholders	(12,357)	44	(12,313)	(12,107)	2	2

Net operating income[4]	33,861	(590)	33,271	26,740	(21)	(20)

LICs[42]	(5,515)	135	(5,380)	(3,227)	41	40

Net operating income	28,346	(455)	27,891	23,513	(17)	(16)

Operating expenses	(19,769)	415	(19,354)	(17,248)	13	11

Operating profit	8,577	(40)	8,537	6,265	(27)	(27)

Income from associates[43]	998	14	1,012	384	(62)	(62)

Profit before tax	9,575	(26)	9,549	6,649	(31)	(30)
For footnotes, see page 132.
2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	24,101	(702)	23,399	20,298	(16)	(13)
Net fee income	8,226	(187)	8,039	7,205	(12)	(10)
Gains on disposal of US branch network and cards business	–	–	–	3,735
Other income[7]	1,206	(100)	1,106	2,623	117	137

Net operating income[4]	33,533	(989)	32,544	33,861	1	4

LICs[42]	(9,319)	181	(9,138)	(5,515)	41	40

Net operating income	24,214	(808)	23,406	28,346	17	21

Operating expenses	(21,202)	712	(20,490)	(19,769)	7	4

Operating profit	3,012	(96)	2,916	8,577	185	194

Income from associates[43]	1,258	25	1,283	998	(21)	(22)

Profit before tax	4,270	(71)	4,199	9,575	124	128

For footnotes, see page 132.

93a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Net interest income
Reported	18,339	20,298	(10)	20,298	24,101	(16)
Currency translation adjustment[1]		(368)			(701)
Acquisitions, disposals and dilutions	(151)	(1,735)		(1,504)	(4,611)

Underlying	18,188	18,195	–	18,794	18,789	–

Other operating income
Reported	544	1,472	(63)	1,472	907	62
Currency translation adjustment[1]		(33)			(38)
Acquisitions, disposals and dilutions	(312)	(395)		(363)	(159)

Underlying	232	1,044	(78)	1,109	710	56

Revenue[4]
Reported	26,740	33,861	(21)	33,861	33,533	1
Currency translation adjustment[1]		(590)			(989)
Acquisitions, disposals and dilutions	(494)	(6,447)		(6,164)	(6,427)

Underlying	26,246	26,824	(2)	27,697	26,117	6

LICs[42]
Reported	(3,227)	(5,515)	41	(5,515)	(9,319)	41
Currency translation adjustment[1]		135			181
Acquisitions, disposals and dilutions	33	377		339	1,616

Underlying	(3,194)	(5,003)	36	(5,176)	(7,522)	31

Operating expenses
Reported	(17,248)	(19,769)	13	(19,769)	(21,202)	7
Currency translation adjustment[1]		415			712
Acquisitions, disposals and dilutions	203	1,176		873	2,429

Underlying	(17,045)	(18,178)	6	(18,896)	(18,061)	(5)

Underlying cost efficiency ratio	64.9%	67.8%		68.2%	69.2%

Share of profit in associates and joint ventures
Reported	384	998	(62)	998	1,258	(21)
Currency translation adjustment[1]		14			25
Acquisitions, disposals and dilutions	(6)	(670)		(622)	(946)

Underlying	378	342	11	376	337	12

Profit before tax
Reported	6,649	9,575	(31)	9,575	4,270	124
Currency translation adjustment[1]		(26)			(71)
Acquisitions, disposals and dilutions	(264)	(5,565)		(5,574)	(3,328)

Underlying	6,385	3,984	60	4,001	871	359

93b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Principal Retail Banking and Wealth Management business

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	16,468	(368)	16,100	16,278	(1)	1
Net fee income	6,777	(113)	6,664	7,010	3	5
Other income[7]	3,403	(109)	3,294	1,780	(48)	(46)

Net operating income[4]	26,648	(590)	26,058	25,068	(6)	(4)

LICs[42]	(2,624)	135	(2,489)	(2,522)	4	(1)

Net operating income	24,024	(455)	23,569	22,546	(6)	(4)

Total operating expenses	(17,937)	415	(17,522)	(16,082)	10	8

Operating profit	6,087	(40)	6,047	6,464	6	7

Income from associates[43]	996	14	1,010	385	(61)	(62)

Profit before tax	7,083	(26)	7,057	6,849	(3)	(3)

For footnotes, see page 132.

Analysis of reported RBWM and Principal RBWM business

	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Net interest income
Reported RBWM	18,339	20,298	(10)	20,298	24,101	(16)
US CRS	–	1,267	(100)	1,267	4,128	(69)
US run-off portfolio	2,061	2,563	(20)	2,563	2,990	(14)
Principal RBWM business	16,278	16,468	(1)	16,468	16,983	(3)

Net fee income
Reported RBWM	7,021	7,205	(3)	7,205	8,226	(12)
US CRS	–	395	(100)	395	1,273	(69)
US run-off portfolio	11	33	(67)	33	(49)
Principal RBWM business	7,010	6,777	3	6,777	7,002	(3)

Other income/(expense)[7]
Reported RBWM	1,380	6,358	(78)	6,358	1,206	427
US CRS	–	3,155	(100)	3,155	61	5,072
US run-off portfolio	(400)	(200)	(100)	(200)	(1,196)	83
Principal RBWM business	1,780	3,403	(48)	3,403	2,341	45

Net operating income[4]
Reported RBWM	26,740	33,861	(21)	33,861	33,533	1
US CRS	–	4,817	(100)	4,817	5,462	(12)
US run-off portfolio	1,672	2,396	(30)	2,396	1,745	37
Principal RBWM business	25,068	26,648	(6)	26,648	26,326	1

LICs[42]
Reported RBWM	(3,227)	(5,515)	41	(5,515)	(9,319)	41
US CRS	–	(322)	100	(322)	(1,600)	80
US run-off portfolio	(705)	(2,569)	73	(2,569)	(4,982)	48
Principal RBWM business	(2,522)	(2,624)	4	(2,624)	(2,737)	4

Net operating income
Reported RBWM	23,513	28,346	(17)	28,346	24,214	17
US CRS	–	4,495	(100)	4,495	3,862	16
US run-off portfolio	967	(173)		(173)	(3,237)	95
Principal RBWM business	22,546	24,024	(6)	24,024	23,589	2

93c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Total operating expenses
Reported RBWM	(17,248)	(19,769)	13	(19,769)	(21,202)	7
US CRS	–	(729)	100	(729)	(1,801)	60
US run-off portfolio	(1,166)	(1,103)	(6)	(1,103)	(1,238)	11
Principal RBWM business	(16,082)	(17,937)	10	(17,937)	(18,163)	1

Operating profit/(loss)
Reported RBWM	6,265	8,577	(27)	8,577	3,012	185
US CRS	–	3,766	(100)	3,766	2,061	83
US run-off portfolio	(199)	(1,276)	84	(1,276)	(4,475)	71
Principal RBWM business	6,464	6,087	6	6,087	5,426	12

Income from associates[43]
Reported RBWM	384	998	(62)	998	1,258	(21)
US CRS	–	–		–	–
US run-off portfolio	(1)	2		2	3	(33)
Principal RBWM business	385	996	(61)	996	1,255	(21)

Profit/(loss) before tax
Reported RBWM	6,649	9,575	(31)	9,575	4,270	124
US CRS	–	3,766	(100)	3,766	2,061	83
US run-off portfolio	(200)	(1,274)	84	(1,274)	(4,472)	72
Principal RBWM business	6,849	7,083	(3)	7,083	6,681	6
For footnotes, see page 132. Retail Banking and Wealth Management – Reconciliation of reported and underlying items HSBC Finance
	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Revenue[4]
Reported	1,672	7,251	(77)	7,251	7,216	–
Acquisitions, disposals and dilutions	105	(4,888)		(4,830)	(5,462)

Underlying	1,777	2,363	(25)	2,421	1,754	38

Profit/(loss) before tax
Reported	(200)	2,443		2,443	(2,405)
Acquisitions, disposals and dilutions	120	(3,889)		(3,916)	(2,061)

Underlying	(80)	(1,446)	94	(1,473)	(4,466)	67

	US run-off			Principal business
	Year ended 31 December			Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2013 US$m	2012 US$m	Change[2] %

Revenue[4]
Reported	1,672	2,396	(30)	25,068	26,648	(6)
Currency translation adjustment		–			(590)
Acquisitions, disposals and dilutions	105	–		(599)	(1,630)

Underlying	1,777	2,396	(26)	24,469	24,428	–

For footnotes, see page 132.

93d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Commercial Banking

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	10,361	(220)	10,141	10,200	(2)	1
Net fee income	4,470	(69)	4,401	4,717	6	7
Net trading income	633	(15)	618	649	3	5
Net income from financial instruments designated at fair value	250	(17)	233	332	33	42
Gains on disposal of US branch network and cards business	277	–	277	–	(100)	(100)
Gains less losses from financial investments	22	(2)	20	1	(95)	(95)
Net earned insurance premiums	1,786	(49)	1,737	1,375	(23)	(21)
Other operating income (including dividend income)	554	(10)	544	636	15	17

Total operating income	18,353	(382)	17,971	17,910	(2)	–
Net insurance claims incurred and movement in liabilities to policyholders	(1,802)	53	(1,749)	(1,545)	15	12

Net operating income[4]	16,551	(329)	16,222	16,365	(1)	1

LICs[42]	(2,099)	59	(2,040)	(2,384)	(14)	(17)

Net operating income	14,452	(270)	14,182	13,981	(3)	(1)

Operating expenses	(7,598)	149	(7,449)	(7,049)	7	5

Operating profit	6,854	(121)	6,733	6,932	1	3

Income from associates[43]	1,681	25	1,706	1,509	(10)	(12)

Profit before tax	8,535	(96)	8,439	8,441	(1)	–
For footnotes, see page 132. 2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	9,931	(381)	9,550	10,361	4	8
Net fee income	4,291	(132)	4,159	4,470	4	7
Gains on disposal of US branch network	–	–	–	277
Other income[7]	1,389	(58)	1,331	1,443	4	8

Net operating income[4]	15,611	(571)	15,040	16,551	6	10

LICs[42]	(1,738)	81	(1,657)	(2,099)	(21)	(27)

Net operating income	13,873	(490)	13,383	14,452	4	8

Operating expenses	(7,221)	288	(6,933)	(7,598)	(5)	(10)

Operating profit	6,652	(202)	6,450	6,854	3	6

Income from associates[43]	1,295	22	1,317	1,681	30	28

Profit before tax	7,947	(180)	7,767	8,535	7	10

For footnotes, see page 132.

93e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Net interest income
Reported	10,200	10,361	(2)	10,361	9,931	4
Currency translation adjustment[1]		(220)			(381)
Acquisitions, disposals and dilutions	(92)	(211)		(83)	(139)

Underlying	10,108	9,930	2	10,278	9,411	9

Other operating income
Reported	621	536	16	536	483	11
Currency translation adjustment[1]		(10)			(10)
Acquisitions, disposals and dilutions	(470)	(187)		(203)	6

Underlying	151	339	(55)	333	479	(30)

Revenue[4]
Reported	16,365	16,551	(1)	16,551	15,611	6
Currency translation adjustment[1]		(329)			(571)
Acquisitions, disposals and dilutions	(593)	(762)		(605)	(232)

Underlying	15,772	15,460	2	15,946	14,808	8

LICs[42]
Reported	(2,384)	(2,099)	(14)	(2,099)	(1,738)	(21)
Currency translation adjustment[1]	–	59			81
Acquisitions, disposals and dilutions	(1)	–		(1)	3

Underlying	(2,385)	(2,040)	(17)	(2,100)	(1,654)	(27)

Operating expenses
Reported	(7,049)	(7,598)	7	(7,598)	(7,221)	(5)
Currency translation adjustment[1]	–	149			288
Acquisitions, disposals and dilutions	63	191		100	162

Underlying	(6,986)	(7,258)	4	(7,498)	(6,771)	(11)

Underlying cost efficiency ratio	44.3%	46.9%		47.0%	45.7%

Share of profit in associates and joint ventures
Reported	1,509	1,681	(10)	1,681	1,295	30
Currency translation adjustment[1]		25			21
Acquisitions, disposals and dilutions	(10)	(351)		(88)	(9)

Underlying	1,499	1,355	11	1,593	1,307	22

Profit before tax
Reported	8,441	8,535	(1)	8,535	7,947	7
Currency translation adjustment[1]	–	(96)			(180)
Acquisitions, disposals and dilutions	(541)	(922)		(594)	(76)

Underlying	7,900	7,517	5	7,941	7,691	3

For footnotes, see page 132.

93f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Banking and Markets

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	6,960	(127)	6,833	6,766	(3)	(1)
Net fee income	3,329	(22)	3,307	3,482	5	5
Net trading income	5,690	(90)	5,600	6,780	19	21
Net income from financial instruments designated at fair value	1,094	(13)	1,081	599	(45)	(45)
Gains less losses from financial investments	730	(8)	722	747	2	3
Net earned insurance premiums	25	(3)	22	6	(76)	(73)
Other operating income (including dividend income)	461	9	470	799	73	70

Total operating income	18,289	(254)	18,035	19,179	5	6
Net insurance claims incurred and movement in liabilities to policyholders	(16)	1	(15)	(3)	81	80

Net operating income[4]	18,273	(253)	18,020	19,176	5	6

LICs[42]	(670)	5	(665)	(207)	69	69

Net operating income	17,603	(248)	17,355	18,969	8	9

Operating expenses	(9,907)	95	(9,812)	(9,960)	(1)	(2)

Operating profit	7,696	(153)	7,543	9,009	17	19

Income from associates[43]	824	6	830	432	(48)	(48)

Profit before tax	8,520	(147)	8,373	9,441	11	13
For footnotes, see page 132. 2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	7,263	(197)	7,066	6,960	(4)	(2)
Net fee income	3,227	(92)	3,135	3,329	3	6
Net trading income	5,204	(116)	5,088	5,690	9	12
Other income[7]	1,363	(26)	1,337	2,294	68	72

Net operating income[4]	17,057	(431)	16,626	18,273	7	10

LICs[42]	(984)	14	(970)	(670)	32	31

Net operating income	16,073	(417)	15,656	17,603	10	12

Operating expenses	(9,722)	208	(9,514)	(9,907)	(2)	(4)

Operating profit	6,351	(209)	6,142	7,696	21	25

Income from associates[43]	698	9	707	824	18	17

Profit before tax	7,049	(200)	6,849	8,520	21	24

For footnotes, see page 132.

93g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency management view of total operating income of Global Banking and Markets

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Markets[46]	6,105	(75)	6,030	6,935	14	15
Credit	485	(2)	483	796	64	65
Rates	1,607	(18)	1,589	1,653	3	4
Foreign Exchange	3,215	(54)	3,161	3,186	(1)	1
Equities	798	(1)	797	1,300	63	63

Capital Financing	3,758	(34)	3,724	3,994	6	7
Payments and Cash Management	1,680	(32)	1,648	1,770	5	7
Securities Services	1,623	(20)	1,603	1,662	2	4
Global Trade and Receivables Finance	740	(14)	726	741	–	2

Balance Sheet Management	3,738	(64)	3,674	3,110	(17)	(15)
Principal Investments	188	(3)	185	512	172	177
Debit valuation adjustment	518	(6)	512	105	(80)	(79)
Other[47]	(77)	(5)	(82)	347

Total operating income	18,273	(253)	18,020	19,176	5	6
For footnotes, see page 132. 2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Markets[46]	5,749	(138)	5,611	6,104	6	9
Credit	133	(6)	127	485	265	282
Rates	1,238	(16)	1,222	1,607	30	32
Foreign Exchange	3,269	(77)	3,192	3,214	(2)	1
Equities	1,109	(39)	1,070	798	(28)	(25)

Capital Financing	3,711	(114)	3,597	3,758	1	4
Payments and Cash Management	1,561	(27)	1,534	1,679	8	9
Securities Services	1,669	(44)	1,625	1,624	(3)	–
Global Trade and Receivables Finance	601	(18)	583	740	23	27

Balance Sheet Management	3,418	(73)	3,345	3,738	9	12
Principal Investments	277	(7)	270	188	(32)	(31)
Debit valuation adjustment	–	–	–	518	–	–
Other[47]	71	(10)	61	(76)	–	–

Total operating income	17,057	(431)	16,626	18,273	7	10

The management view of income above reflects the new management structure of GB&M which has been in place since 12 August 2013 (comparatives have been re-presented for this change).

For footnotes, see page 132.

93h

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Net interest income
Reported	6,766	6,960	(3)	6,960	7,263	(4)
Currency translation adjustment[1]		(127)			(198)
Acquisitions, disposals and dilutions	(26)	(56)		(24)	(31)

Underlying	6,740	6,777	(1)	6,936	7,034	(1)

Other operating income
Reported	670	313	114	313	577	(46)
Currency translation adjustment[1]		10			(10)
Acquisitions, disposals and dilutions	(407)	(78)		(30)	7

Underlying	263	245	7	283	574	(51)

Revenue[4]
Reported	19,176	18,273	5	18,273	17,057	7
Currency translation adjustment[1]		(253)			(431)
Acquisitions, disposals and dilutions	(460)	(219)		(107)	(81)

Underlying	18,716	17,801	5	18,166	16,545	10

LICs[42]
Reported	(207)	(670)	69	(670)	(984)	32
Currency translation adjustment[1]		5			14
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(207)	(665)	69	(670)	(970)	31

Operating expenses
Reported	(9,960)	(9,907)	(1)	(9,907)	(9,722)	(2)
Currency translation adjustment[1]		95			208
Acquisitions, disposals and dilutions	54	107		21	34

Underlying	(9,906)	(9,705)	(2)	(9,886)	(9,480)	(4)

Underlying cost efficiency ratio	52.9%	54.5%		54.4%	57.3%

Share of profit in associates and joint ventures
Reported	432	824	(48)	824	698	18
Currency translation adjustment[1]		6			9
Acquisitions, disposals and dilutions	2	(404)		(63)	(67)

Underlying	434	426	2	761	640	19

Profit before tax
Reported	9,441	8,520	11	8,520	7,049	21
Currency translation adjustment[1]		(147)			(200)
Acquisitions, disposals and dilutions	(404)	(516)		(149)	(114)

Underlying	9,037	7,857	15	8,371	6,735	24

For footnotes, see page 132.

93i

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Balance sheet data significant to Global Banking and Markets

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Trading assets[64]	212,941	27,998	11,942	432	38,709	6,660	298,682
Derivative assets[65]	227,985	34,353	24,558	1,143	57,131	5,971	351,141
Trading liabilities	137,448	10,377	3,958	1,230	38,850	2,823	194,686
Derivative liabilities[65]	273,086	32,269	23,597	1,158	55,105	5,499	390,714

At 31 December 2012
Trading assets[64]	242,175	31,614	22,804	530	95,347	9,506	401,976
Derivative assets[65]	287,427	28,531	22,700	1,417	80,096	5,117	425,288
Trading liabilities	176,838	9,345	4,470	1,081	94,943	5,950	292,627
Derivative liabilities[65]	292,711	27,720	22,900	1,430	79,437	4,899	429,097

At 31 December 2011
Trading assets[64]	180,790	38,637	19,167	938	69,568	14,370	323,470
Derivative assets[65]	272,756	25,203	23,056	1,275	86,619	4,825	413,734
Trading liabilities	157,934	8,282	3,781	757	70,288	5,014	246,056
Derivative liabilities[65]	274,803	25,186	23,877	1,245	86,697	4,469	416,277

For footnotes, see page 133a.

93j

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Private Banking

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	1,294	(6)	1,288	1,146	(11)	(11)
Net fee income	1,232	1	1,233	1,150	(7)	(7)
Net trading income	490	(1)	489	394	(20)	(19)
Net income from financial instruments designated at fair value	–	–	–	4
Gains less losses from financial investments	(3)	–	(3)	(3)	–	–
Net earned insurance premiums	42	2	44	16	(62)	(64)
Other operating income/(expense) (including dividend income)	157	(13)	144	(231)

Total operating income	3,212	(17)	3,195	2,476	(23)	(23)
Net insurance claims incurred and movement in liabilities to policyholders	(40)	(2)	(42)	(37)	8	12

Net operating income[4]	3,172	(19)	3,153	2,439	(23)	(23)

LICs[42]	(27)	1	(26)	(31)	(15)	(19)

Net operating income	3,145	(18)	3,127	2,408	(23)	(23)

Operating expenses	(2,143)	2	(2,141)	(2,229)	(4)	(4)

Operating profit	1,002	(16)	986	179	(82)	(82)

Income from associates[43]	7	–	7	14	100	100

Profit before tax	1,009	(16)	993	193	(81)	(81)

For footnotes, see page 132. 2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	1,439	(12)	1,427	1,294	(10)	(9)
Net fee income	1,382	(19)	1,363	1,232	(11)	(10)
Other income[7]	471	(4)	467	646	37	38

Net operating income[4]	3,292	(35)	3,257	3,172	(4)	(3)

LICs[42]	(86)	1	(85)	(27)	69	68

Net operating income	3,206	(34)	3,172	3,145	(2)	(1)

Operating expenses	(2,266)	26	(2,240)	(2,143)	5	4

Operating profit	940	(8)	932	1,002	7	8

Income from associates[43]	4	–	4	7	75	75

Profit before tax	944	(8)	936	1,009	7	8
For footnotes, see page 132.

93k

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Net interest income
Reported	1,146	1,294	(11)	1,294	1,439	(10)
Currency translation adjustment[1]		(6)			(11)
Acquisitions, disposals and dilutions	(4)	(13)		(7)	(14)

Underlying	1,142	1,275	(10)	1,287	1,414	(9)

Other operating income
Reported	(239)	151		151	30	403
Currency translation adjustment[1]		(13)			(1)
Acquisitions, disposals and dilutions	(1)	(56)		(56)	–

Underlying	(240)	82		95	29	228

Revenue[4]
Reported	2,439	3,172	(23)	3,172	3,292	(4)
Currency translation adjustment[1]		(19)		–	(35)
Acquisitions, disposals and dilutions	(5)	(72)		(65)	(28)

Underlying	2,434	3,081	(21)	3,107	3,229	(4)

LICs[42]
Reported	(31)	(27)	(15)	(27)	(86)	69
Currency translation adjustment[1]		1			1
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(31)	(26)	(19)	(27)	(85)	68

Operating expenses
Reported	(2,229)	(2,143)	(4)	(2,143)	(2,266)	5
Currency translation adjustment[1]		2			26
Acquisitions, disposals and dilutions	4	15		10	37

Underlying	(2,225)	(2,126)	(5)	(2,133)	(2,203)	3

Underlying cost efficiency ratio	91.4%	69.0%		68.7%	68.2%

Profit before tax
Reported	193	1,009	(81)	1,009	944	7
Currency translation adjustment[1]		(16)			(8)
Acquisitions, disposals and dilutions	(1)	(57)		(55)	9

Underlying	192	936	(79)	954	945	1

For footnotes, see page 132.

93l

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other

2013 compared with 2012

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	(730)	(4)	(734)	(737)	(1)	–
Net fee income	194	–	194	64	(67)	(67)
Net trading income	(537)	(1)	(538)	6
Own credit spread[3]	(5,215)	12	(5,203)	(1,246)	76	76
Other expense from financial instruments designated at fair value	(248)	7	(241)	(558)	(125)	(132)
Net expense from financial instruments designated at fair value	(5,463)	19	(5,444)	(1,804)	67	67
Gains on disposal of US branch network, US cards business and Ping An	3,012	–	3,012	–	(100)	(100)
Gains less losses from financial investments	344	–	344	1,212	252	252
Other operating income (including dividend income)	5,512	(210)	5,302	6,910	25	30

Total operating income	2,332	(196)	2,136	5,651	142	165
Net insurance claims incurred and movement in liabilities to policyholders	–	–	–	–

Net operating income[4]	2,332	(196)	2,136	5,651	142	165

LICs[42]	–	–	–	–	–	–

Net operating income	2,332	(196)	2,136	5,651	142	165

Operating expenses	(9,369)	81	(9,288)	(7,796)	17	16

Operating loss	(7,037)	(115)	(7,152)	(2,145)	70	70

Income from associates[43]	47	–	47	(14)

Loss before tax	(6,990)	(115)	(7,105)	(2,159)	69	70
For footnotes, see page 132. 2012 compared with 2011
	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	(911)	35	(876)	(730)	20	17
Net fee income	34	(6)	28	194	471	593
Own credit spread[3]	3,933	(35)	3,898	(5,215)
Gains on disposal of Ping An	–	–	–	3,012
Other income[7]	6,089	(119)	5,970	5,071	(17)	(15)

Net operating income[4]	9,145	(125)	9,020	2,332	(74)	(74)

LICs[42]	–	–	–	–

Net operating income	9,145	(125)	9,020	2,332	(74)	(74)

Operating expenses	(7,492)	122	(7,370)	(9,369)	(25)	(27)

Operating profit/(loss)	1,653	(3)	1,650	(7,037)

Income from associates[43]	9	(1)	8	47	422	488

Profit/(loss) before tax	1,662	(4)	1,658	(6,990)

For footnotes, see page 132.

93m

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and underlying items

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %	2012 US$m	2011 US$m	Change[2] %

Revenue[4]
Reported	5,651	2,332	142	2,332	9,145	(74)
Currency translation adjustment[1]		(209)			(90)
Own credit spread[3]	1,246	5,215		5,215	(3,933)
Acquisitions, disposals and dilutions	(1,044)	(3,107)		(3,107)	(208)

Underlying	5,853	4,231	38	4,440	4,914	(10)

Operating expenses
Reported	(7,796)	(9,369)	17	(9,369)	(7,492)	(25)
Currency translation adjustment[1]		81			122
Acquisitions, disposals and dilutions	29	1		–	4

Underlying	(7,767)	(9,287)	16	(9,369)	(7,366)	(27)

Underlying cost efficiency ratio	132.7%	219.5%		211.0%	149.9%

Profit/(loss) before tax
Reported	(2,159)	(6,990)	69	(6,990)	1,662
Currency translation adjustment[1]		(127)			31
Own credit spread[3]	1,246	5,215		5,215	(3,933)
Acquisitions, disposals and dilutions	(1,015)	(3,106)		(3,107)	(141)

Underlying	(1,928)	(5,008)	62	(4,882)	(2,381)	(105)

For footnotes, see page 132.

93n

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[39] US$m	Inter– segment elimination[49] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	18,339	10,200	6,766	1,146	(737)	(175)	35,539

Net fee income	7,021	4,717	3,482	1,150	64	–	16,434

Trading income/(expense) excluding net interest income	689	649	4,953	390	(38)	–	6,643
Net interest income/(expense) on trading activities	(3)	–	1,827	4	44	175	2,047

Net trading income[44]	686	649	6,780	394	6	175	8,690

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(1,228)	–	(1,228)
Net income/(expense) from other financial instruments designated at fair value	1,638	332	599	4	(576)	(1)	1,996

Net income/(expense) from financial instruments designated at fair value	1,638	332	599	4	(1,804)	(1)	768
Gains less losses from financial investments	55	1	747	(3)	1,212	–	2,012
Dividend income	21	15	129	8	149	–	322
Net earned insurance premiums	10,543	1,375	6	16	–	–	11,940
Other operating income/ (expense)	544	621	670	(239)	6,761	(5,725)	2,632

Total operating income	38,847	17,910	19,179	2,476	5,651	(5,726)	78,337

Net insurance claims[50]	(12,107)	(1,545)	(3)	(37)	–	–	(13,692)

Net operating income[4]	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645

Loan impairment charges and other credit risk provisions	(3,227)	(2,384)	(207)	(31)	–	–	(5,849)

Net operating income	23,513	13,981	18,969	2,408	5,651	(5,726)	58,796

Employee expenses[51]	(5,219)	(2,327)	(3,549)	(776)	(7,325)	–	(19,196)
Other operating expenses	(12,029)	(4,722)	(6,411)	(1,453)	(471)	5,726	(19,360)

Total operating expenses	(17,248)	(7,049)	(9,960)	(2,229)	(7,796)	5,726	(38,556)

Operating profit/(loss)	6,265	6,932	9,009	179	(2,145)	–	20,240

Share of profit/(loss) in associates and joint ventures	384	1,509	432	14	(14)	–	2,325

Profit/(loss) before tax	6,649	8,441	9,441	193	(2,159)	–	22,565

	%	%	%	%	%		%

Share of HSBC’s profit before tax	29.5	37.4	41.8	0.9	(9.6)		100.0
Cost efficiency ratio	64.5	43.1	51.9	91.4	138.0		59.6

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	375,115	297,852	360,659	44,224	2,454		1,080,304
Total assets	517,085	360,623	1,975,509	97,655	171,812	(451,366)	2,671,318
Customer accounts	579,994	354,298	450,315	96,770	1,435		1,482,812

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[39] US$m	Inter– segment elimination[49] US$m	Total US$m
Profit before tax

Net interest income/(expense)	20,298	10,361	6,960	1,294	(730)	(511)	37,672

Net fee income	7,205	4,470	3,329	1,232	194	–	16,430

Trading income/(expense) excluding net interest income	276	617	3,588	476	(549)	–	4,408
Net interest income on trading activities	28	16	2,102	14	12	511	2,683

Net trading income/(expense)[44]	304	633	5,690	490	(537)	511	7,091

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(4,327)	–	(4,327)
Net income/(expense) from other financial instruments designated at fair value	1,893	250	1,094	–	(1,136)	–	2,101

Net income/(expense) from financial instruments designated at fair value	1,893	250	1,094	–	(5,463)	–	(2,226)
Gains less losses from financial investments	96	22	730	(3)	344	–	1,189
Dividend income	24	18	148	6	25	–	221
Net earned insurance premiums	11,191	1,786	25	42	–	–	13,044
Gains on disposal of US branch network, US cards business and Ping An	3,735	277	–	–	3,012	–	7,024
Other operating income	1,472	536	313	151	5,487	(5,859)	2,100

Total operating income	46,218	18,353	18,289	3,212	2,332	(5,859)	82,545

Net insurance claims[50]	(12,357)	(1,802)	(16)	(40)	–	–	(14,215)

Net operating income[4]	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330

Loan impairment charges and other credit risk provisions	(5,515)	(2,099)	(670)	(27)	–	–	(8,311)

Net operating income	28,346	14,452	17,603	3,145	2,332	(5,859)	60,019

Employee expenses[51]	(5,532)	(2,247)	(3,764)	(915)	(8,033)	–	(20,491)
Other operating expenses	(14,237)	(5,351)	(6,143)	(1,228)	(1,336)	5,859	(22,436)

Total operating expenses	(19,769)	(7,598)	(9,907)	(2,143)	(9,369)	5,859	(42,927)

Operating profit/(loss)	8,577	6,854	7,696	1,002	(7,037)	–	17,092

Share of profit in associates and joint ventures	998	1,681	824	7	47	–	3,557

Profit/(loss) before tax	9,575	8,535	8,520	1,009	(6,990)	–	20,649

	%	%	%	%	%		%

Share of HSBC’s profit before tax	46.4	41.3	41.3	4.9	(33.9)		100.0
Cost efficiency ratio	58.4	45.9	54.2	67.6	–		62.8

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	378,040	288,033	283,842	45,213	2,495		997,623
Total assets	536,244	363,659	1,942,470	118,440	201,741	(470,016)	2,692,538
Customer accounts	562,151	338,405	332,115	105,772	1,571		1,340,014

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[39] US$m	Inter- segment elimination[49] US$m	Total US$m
Profit before tax

Net interest income/(expense)	24,101	9,931	7,263	1,439	(911)	(1,161)	40,662

Net fee income	8,226	4,291	3,227	1,382	34	–	17,160

Trading income/(expense) excluding net interest income	(562)	565	3,306	415	(441)	–	3,283
Net interest income on trading activities	43	19	1,898	16	86	1,161	3,223

Net trading income/(expense)[44]	(519)	584	5,204	431	(355)	1,161	6,506

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	4,161	–	4,161
Net income/(expense) from other financial instruments designated at fair value	(761)	33	(72)	–	78	–	(722)

Net income/(expense) from financial instruments designated at fair value	(761)	33	(72)	–	4,239	–	3,439
Gains less losses from financial investments	124	20	761	3	(1)	–	907
Dividend income	27	15	75	7	25	–	149
Net earned insurance premiums	10,882	1,956	47	–	(13)	–	12,872
Other operating income	907	483	577	30	6,127	(6,358)	1,766

Total operating income	42,987	17,313	17,082	3,292	9,145	(6,358)	83,461

Net insurance claims[50]	(9,454)	(1,702)	(25)	–	–	–	(11,181)

Net operating income[4]	33,533	15,611	17,057	3,292	9,145	(6,358)	72,280

Loan impairment charges and other credit risk provisions	(9,319)	(1,738)	(984)	(86)	–	–	(12,127)

Net operating income	24,214	13,873	16,073	3,206	9,145	(6,358)	60,153

Employee expenses[51]	(6,538)	(2,184)	(4,196)	(1,351)	(6,897)	–	(21,166)
Other operating expenses	(14,664)	(5,037)	(5,526)	(915)	(595)	6,358	(20,379)

Total operating expenses	(21,202)	(7,221)	(9,722)	(2,266)	(7,492)	6,358	(41,545)

Operating profit	3,012	6,652	6,351	940	1,653	–	18,608

Share of profit in associates and joint ventures	1,258	1,295	698	4	9	–	3,264

Profit before tax	4,270	7,947	7,049	944	1,662	–	21,872

	%	%	%	%	%		%

Share of HSBC’s profit before tax	19.6	36.3	32.2	4.3	7.6		100.0
Cost efficiency ratio	63.2	46.3	57.0	68.8	81.9		57.5

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	357,907	262,039	276,463	41,856	2,164		940,429
Total assets	540,548	334,966	1,877,627	119,839	180,126	(497,527)	2,555,579
Customer accounts	529,017	306,174	306,454	111,814	466		1,253,925

For footnotes, see page 132.

95a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Geographical regions

Summary	96

Europe	98

Hong Kong	104

Rest of Asia-Pacific	109

Middle East and North Africa	115

North America	120

Latin America	125

Summary

Additional information on results in 2013 may be found in the ‘Financial Summary’ on pages 47 to 76.

In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$3,377m (2011: US$3,358m; 2010: US$3,421m).

All commentaries are on a constant currency basis (page 47) unless otherwise stated, while tables are on a reported basis.

Profit/(loss) before tax

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Europe	1,825	8.1	(3,414)	(16.5)	4,671	21.3
Hong Kong	8,089	35.9	7,582	36.7	5,823	26.6
Rest of Asia-Pacific	7,764	34.4	10,448	50.6	7,471	34.2
Middle East and North Africa	1,694	7.5	1,350	6.5	1,492	6.8
North America	1,221	5.4	2,299	11.1	100	0.5
Latin America	1,972	8.7	2,384	11.6	2,315	10.6

	22,565	100.0	20,649	100.0	21,872	100.0

Total assets40

	At 31 December
	2013		2012
	US$m	%	US$m	%

Europe	1,392,959	52.1	1,389,240	51.6
Hong Kong	555,413	20.8	518,334	19.3
Rest of Asia-Pacific	335,937	12.6	342,269	12.7
Middle East and North Africa	60,810	2.3	62,605	2.3
North America	432,035	16.2	490,247	18.2
Latin America	113,999	4.3	131,277	4.9
Intra-HSBC items	(219,835)	(8.3)	(241,434)	(9.0)

	2,671,318	100.0	2,692,538	100.0

Risk-weighted assets[52]

	At 31 December
	2013		2012
	US$bn	%	US$bn	%

Total	1,092.7		1,123.9

Europe	300.1	27.1	314.7	27.6
Hong Kong	138.3	12.5	111.9	9.8
Rest of Asia-Pacific	292.4	26.4	302.2	26.4
Middle East and North Africa	62.5	5.7	62.2	5.4
North America	223.8	20.2	253.0	22.2
Latin America	89.5	8.1	97.9	8.6

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Selected items included in profit before tax by geographical region

Fair value movements arising from changes in own credit spreads3

	2013 US$m	2012 US$m	2011 US$m

Europe	(1,015)	(4,110)	2,947
Hong Kong	(1)	–	–
Rest of Asia-Pacific	(1)	(3)	2
Middle East and North Africa	(4)	(12)	14
North America	(225)	(1,090)	970

	(1,246)	(5,215)	3,933

Acquisitions, disposals and dilutions41

The table below shows the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses which are eliminated from underlying results so that results can be viewed on a like-for-like basis.

	2013 US$m	2012 US$m

Europe	18	(10)
Hong Kong	–	420
Rest of Asia-Pacific	1,086	4,649
Middle East and North Africa	–	(18)
North America	(103)	4,861
Latin America	1,224	264

	2,225	10,166

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these subsidiaries we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	10,693	10,394	11,001
Net fee income	6,032	6,169	6,236
Net trading income	4,423	2,707	2,161
Other income/(expense)	(181)	(1,662)	4,848

Net operating income[4]	20,967	17,608	24,246

LICs[42]	(1,530)	(1,921)	(2,512)

Net operating income	19,437	15,687	21,734

Total operating expenses	(17,613)	(19,095)	(17,069)

Operating profit/(loss)	1,824	(3,408)	4,665

Income/(expense) from associates[43]	1	(6)	6

Profit/(loss) before tax	1,825	(3,414)	4,671

Cost efficiency ratio	84.0%	108.4%	70.4%
RoRWA[36]	0.6%	(1.0% )	1.5%

Year-end staff numbers	68,334	70,061	74,892

Best Export Finance Arranger EMEA

(Trade Finance Magazine 2013)

‘Best Bank Mortgage Provider’ Award

(Moneyfacts Awards, 2013)

Fifth consecutive year

Resilient GB&M performance

in a challenging market

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

UK Gross Domestic Product (‘GDP’) growth rose to 1.9% in 2013, higher than in previous years, though the level of real GDP remained below the level seen prior to the recession. The recovery was driven in part by stronger household consumption. The Bank of England policy rate remained at 0.5% and the Asset Purchase Scheme came to a halt. The Bank of England announced a ‘forward guidance’ policy in August in which it indicated Bank Rate would not rise until unemployment had fallen towards 7%. Labour market conditions improved more rapidly than expected and the headline unemployment rate fell to 7.1% in December. The annual rate of Consumer Prices Index (CPI) inflation fell in December to 2.0%, the lowest level of inflation in almost four years.

The eurozone emerged from recession in the second quarter of 2013 with the improvement early in the year driven by Germany and France. However, activity failed to gain momentum since quarterly GDP growth averaged just 2.0% in the second half of the year. Domestic demand improved on the back of improving real wage growth and a slower pace of austerity but recovery remained heavily dependent on external demand. Given the weakness of the economy in early 2013, the ECB cut its refinancing rate from 0.75% to 0.5% in May and then in July adopted a forward guidance policy under which it committed to keep rates ‘at present or lower levels for an extended period’. Despite the return to growth, CPI inflation dropped to 0.7% in October 2013 prompting the ECB to cut the refinancing rate by a further 0.25% in November. A combination of improving growth and the ECB’s Outright Monetary Transactions programme, which enables it to buy eurozone government bonds in time of market stress, helped alleviate the sovereign crisis evident in former years and bond yields in Italy and Spain fell to their lowest levels since 2010.

Review of performance

Our European operations reported a profit before tax of US$1.8bn in 2013 compared with a loss of US$3.4bn in 2012 (US$3.3bn on a constant currency basis). On an underlying basis, excluding fair value movements on own debt, the effects of foreign currency translation and acquisitions and disposals, profit before tax increased by US$2.1bn. This was due to significantly lower operating expenses, driven by a decrease in charges relating to UK customer redress programmes, an accounting gain of US$430m relating to changes in delivering

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
UK	1,471	1,684	1,246	252	(3,493)	1,160
France[35]	285	255	351	21	(162)	750
Germany	30	70	183	44	(25)	302
Malta	34	51	35	–	–	120
Switzerland	–	2	2	(291)	–	(287)
Turkey	(74)	36	108	(1)	1	70
Other	7	(10)	(124)	(190)	27	(290)

	1,753	2,088	1,801	(165)	(3,652)	1,825

2012
UK	343	832	(111)	235	(6,355)	(5,056)
France[35]	135	203	514	(11)	(263)	578
Germany	29	64	283	40	(72)	344
Malta	39	52	31	–	–	122
Switzerland	–	2	1	133	–	136
Turkey	(32)	71	104	–	1	144
Other	(5)	(16)	164	102	73	318

	509	1,208	986	499	(6,616)	(3,414)

2011
UK	1,330	1,227	(265)	192	1,037	3,521
France[35]	69	192	(194)	16	18	101
Germany	36	69	203	28	16	352
Malta	31	72	21	–	–	124
Switzerland	–	(8)	–	225	–	217
Turkey	7	62	87	2	–	158
Other	(151)	73	225	94	(43)	198

	1,322	1,687	77	557	1,028	4,671
For footnote, see page 132.

ill-health benefits to certain employees in the UK and sustainable cost savings in 2013.

In the UK, we continued to support the housing market during 2013, approving £14.4bn (US$22.5bn) of new mortgage lending to over 135,000 customers. This included £3.8bn (US$6.0bn) to over 30,000 first time buyers. The loan-to-value ratio on new lending was 59.5% compared with an average of 48.3% for the total mortgage portfolio. In addition, we implemented the Global Wealth Incentive Plan to better align customer and business interests.

CMB repositioned its Business Banking segment towards international and internationally aspirant customers while streamlining and re-engineering core processes, which enabled it to obtain efficiencies in a number of areas and supported its continued investment in corporate banking and Global Trade and Receivables Finance. Following the success of the 2012 International SME fund, CMB launched a further fund in 2013, continuing its support for UK businesses that trade or aspire to trade internationally with approved lending of £4.8bn (US$7.5bn), including the renewal of overdraft and other lending facilities. In addition, CMB won awards for ‘Best Service from a Business Bank’ and ‘Best Online Banking Provider’ at the Business Moneyfacts awards. GB&M’s debt capital markets activity in the Credit and Capital Financing businesses was successful in capturing growth in issuance demand, which resulted in leading market positions and increased market share in the sterling markets. We were ranked first by Bloomberg for primary debt capital market issuances in 2013.

In France, CMB launched a similar SME fund to that in the UK, targeted at international trade customers, approving €1.5bn (US$2.0bn) of lending in 2013. GB&M acted as joint book runner of a €6.2bn (US$8.2bn) hybrid bond for a premier French corporate client, demonstrating our ability to deliver large and complex transactions. In RBWM, we increased our market share in the highly competitive home loans market.

In Turkey, unsecured lending grew in RBWM, notably in the credit card business due to new product features and channel capabilities including mobile banking. We launched a similar SME fund to

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

those in the UK and France targeted at international trade customers, approving Turkish lira 1.1bn (US$0.6bn) of lending in 2013.

We continued to support the programme of renminbi internationalisation during the year with flagship client events taking place in the UK, France and Germany.

In Switzerland we continued to address legacy issues and reposition the customer base.

Net interest income increased by 3%, primarily in the UK. In GB&M, Balance Sheet Management net interest income was higher, reflecting both portfolio growth from rising deposit balances and reduced funding costs. In addition, net interest income increased due to higher lending spreads in Capital Financing and a rise in legacy credit. In RBWM net interest income increased, driven by growth in residential mortgage balances and improved lending spreads. RBWM customer account balances also increased as customers held balances in readily accessible current and savings accounts, although the benefit was restricted by deposit spread compression. In CMB, net interest income in the UK rose as a result of growth in term lending revenue from higher spreads on new and renewed business, as well as deposit growth in Payments and Cash Management. The spreads resulted in increased portfolio margins overall.

In France, net interest income increased due to improved spreads and growth in home loan balances.

These factors were partly offset by a decline, mainly in Switzerland in GPB, as higher yielding positions matured and opportunities for reinvestment were limited by lower prevailing yields. Narrower lending and deposit spreads and reduced average deposit balances also contributed to a fall in net interest income in Switzerland.

Net fee income decreased by US$138m, mainly in Switzerland in GPB with lower brokerage fees due to a reduction in client transaction volumes, in part reflecting decreased market volatility and fewer large deals.

In the UK, net fee income decreased in RBWM due to higher fees payable under partnership agreements and lower creditor insurance fees. In GB&M, net fee income fell because of higher fees paid to other regions relating to increased foreign exchange trading activities. This was partly offset by increased issuance demand in debt capital markets and event-driven fee income in equity underwriting from increased deal volumes. In addition, we experienced a rise in lending fees in CMB.

In Turkey, net fee income rose due to the growth in card revenue as the business expanded.

Net trading income increased by US$1.7bn to US$4.4bn. This was primarily in the UK, driven in part by lower adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value, with the offset reported in ‘Net income from financial instruments designated at fair value’. In addition, there was a foreign exchange gain on sterling debt issued by HSBC Holdings and increased favourable fair value movements on non-qualifying hedges compared with 2012.

In GB&M, net trading income included a favourable DVA of US$65m in 2013. 2012 included a net charge of US$312m as a result of a change in estimation methodology in respect of CVAs of US$615m and DVAs of US$303m, reflecting evolving market practices.

Also in GB&M, Foreign Exchange income rose following increased customer activity, although the rise was offset in part by margin compression and reduced market volatility in the second half of 2013. Net trading income was also higher in the Equities business due to increased deal volumes and revaluation gains. Rates revenue declined due to the benefit in 2012 from tightening spreads following the ECB liquidity intervention, despite new client mandates and increased market participation, particularly in European government bonds. We also experienced lower adverse fair value movements from own credit spreads on structured liabilities.

In France, trading income on non-qualifying hedges increased as long-term interest rates rose.

Net income from financial instruments designated at fair value was US$0.4bn compared with net expense of US$2.2bn in 2012. In the UK, we reported lower adverse movements on the fair value of our own debt of US$1.0bn, compared with adverse movements of US$4.1bn in 2012. Excluding this, net income declined, driven by lower favourable foreign exchange movements on foreign currency debt than in 2012, with the offset reported in ‘Net trading income’. In addition, there were higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt issued principally by HSBC Holdings and its European subsidiaries than in 2012.

By contrast, in the UK and France, we recognised higher net investment gains on the fair value of assets held to meet liabilities under insurance and investment contracts than in 2012, as market conditions improved.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gains less losses from financial investments increased by US$19m as in the UK we reported gains in RBWM in the Asset Management Group. In GB&M, higher disposal gains and lower impairments on available-for-sale equity securities in Principal Investments were more than offset by lower net gains on the disposal of available-for-sale debt securities in Balance Sheet Management, as part of structural interest rate risk management of the balance sheet.

Net earned insurance premiums decreased by 15%, mainly in RBWM in France reflecting lower sales of investment contracts with DPF and the run-off of business from independent financial adviser channels in 2013.

Other operating income decreased by US$600m due to a loss recognised in GPB following the write-off of goodwill relating to our Monaco business and a loss on sale in RBWM on the disposal of an HFC Bank UK secured loan portfolio.

Net insurance claims incurred and movement in liabilities to policyholders was broadly in line with 2012. Lower reserves established for new business, reflecting the decline in net premium income in France, were partly offset by higher net investment gains on the fair value of assets held to support policyholder contracts in 2013 than in 2012.

LICs decreased by 20% to US$1.5bn. In the UK, GB&M recorded net releases of credit risk provisions on available-for-sale ABSs compared with impairment charges in 2012, offset in part by higher individually assessed provisions. In addition, loan impairment charges in CMB fell due to lower collectively and individually assessed provisions, and in RBWM due to lower collectively assessed provisions reflecting recoveries from debt sales.

In other countries in Europe, lower individually assessed impairment provisions in Greece were partly offset by increases in Turkey, where there was growth in unsecured lending in RBWM, and a rise in Spain, where the challenging economic conditions continued to affect the market.

Operating expenses decreased by 7%, driven by lower charges relating to UK customer redress programmes, with US$1.2bn reported in 2013 compared with US$2.3bn (US$2.3bn as reported) in 2012. The charges in 2013 included additional estimated redress for possible mis-selling in previous years of US$756m in respect of PPI compared with US$1.7bn in 2012, US$261m in respect of interest rate protection products compared with US$586m in 2012 and US$149m in respect of Wealth Management products in 2013. Restructuring costs also fell by US$78m from 2012. In addition, 2012 included a charge relating to the US OFAC investigation of US$375m in HSBC Holdings which did not recur.

Excluding these items, operating expenses were broadly unchanged compared with 2012. We benefited from sustainable cost savings of over US$650m as we continued to streamline the business, and a decline in performance-related costs, notably in GB&M. In addition, we reported an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK. These factors were partially offset by the higher UK bank levy charge of US$904m in respect of 2013 compared with a charge of US$571m in 2012, mainly due to an increase in its rate. In addition, operating expenses in both years included adjustments relating to the prior year charge (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment). In other countries in the region, we experienced higher Madoff-related litigation charges in GB&M in Ireland and a provision in respect of regulatory investigations in GPB in Switzerland.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit/(loss) before tax – Europe

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	10,394	(38)	10,356	10,693	3	3
Net fee income	6,169	1	6,170	6,032	(2)	(2)
Net trading income	2,707	(19)	2,688	4,423	63	65
Own credit spread[3]	(4,110)	12	(4,098)	(1,015)	75	75
Other income from financial instruments designated at fair value	1,895	12	1,907	1,433	(24)	(25)
Net income/(expense) from financial instruments designated at fair value	(2,215)	24	(2,191)	418
Gains less losses from financial investments	364	(4)	360	379	4	5
Net earned insurance premiums	3,630	85	3,715	3,158	(13)	(15)
Other operating income (including dividend income)	1,189	49	1,238	604	(49)	(51)

Total operating income	22,238	98	22,336	25,707	16	15
Net insurance claims incurred and movement in liabilities to policyholders	(4,630)	(121)	(4,751)	(4,740)	(2)	–

Net operating income[4]	17,608	(23)	17,585	20,967	19	19

LICs[42]	(1,921)	15	(1,906)	(1,530)	20	20

Net operating income	15,687	(8)	15,679	19,437	24	24

Operating expenses	(19,095)	74	(19,021)	(17,613)	8	7

Operating profit/(loss)	(3,408)	66	(3,342)	1,824

Income/(loss) from associates[43]	(6)	(1)	(7)	1

Profit/(loss) before tax	(3,414)	65	(3,349)	1,825

For footnotes, see page 132.

Reconciliation of reported and underlying items – Europe

	Year ended 31 December
	2013 US$m	2012 US$m	Change %

Net interest income
Reported	10,693	10,394	3
Currency translation adjustment[1]		(38)
Acquisitions, disposals and dilutions	17	15

Underlying	10,710	10,371	3

Other operating income
Reported	529	1,080	(51)
Currency translation adjustment[1]		49
Acquisitions, disposals and dilutions	(69)	(54)

Underlying	460	1,075	(57)

Revenue[4]
Reported	20,967	17,608	19
Currency translation adjustment[1]		(35)
Own credit spread[3]	1,015	4,110
Acquisitions, disposals and dilutions	(51)	(36)

Underlying	21,931	21,647	1

101a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %

LICs[42]
Reported	(1,530)	(1,921)	20
Currency translation adjustment[1]		15
Acquisitions, disposals and dilutions	–	–

Underlying	(1,530)	(1,906)	20

Operating expenses
Reported	(17,613)	(19,095)	8
Currency translation adjustment[1]		74
Acquisitions, disposals and dilutions	28	46

Underlying	(17,585)	(18,975)	7

Underlying cost efficiency ratio	80.2%	87.7%

Profit/(loss) before tax
Reported	1,825	(3,414)
Currency translation adjustment[1]		53
Own credit spread[3]	1,015	4,110
Acquisitions, disposals and dilutions	(18)	10

Underlying	2,822	759	272

For footnotes, see page 132.

101b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

In 2012, there were adverse movements of US$4.1bn on our own debt designated at fair value, resulting from changes in credit spreads, compared with favourable movements of US$2.9bn in 2011. On an underlying basis, pre-tax profits decreased by US$930m due to higher operating expenses reflecting a US$1.4bn increase in the provision for customer redress programmes in the UK, in particular relating to the possible mis-selling of PPI and interest rate protection products. This was partly offset by higher GB&M revenues, notably in the

Rates and Credit businesses as spreads on eurozone bonds tightened and investor sentiment improved. In addition, impairment charges fell due to lower credit risk provisions in GB&M, notably in the legacy credit portfolio, and improved delinquency rates in RBWM in the UK as we continued to improve the quality of these portfolios with a higher proportion of secured lending.

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

In RBWM, we continued to drive strong growth in mortgage lending in the UK through the success of our competitive offerings and marketing campaigns. Our share of new UK mortgage lending in 2012 was 12%, up from the 10% share of new lending in 2011, while maintaining a loan-to-value ratio of 58%. We have approved new mortgage lending of £19bn (US$32bn) during 2012, compared with our original lending commitment of £15bn (US$24bn), with £5bn (US$8bn) approved for first time buyers. Wealth Management revenue was marginally lower during the year reflecting the challenging economic environment. Our Wealth Management products and services were redesigned in accordance with the FSA’s Retail Distribution Review, which was introduced on 1 January 2013, and we continue to offer a competitive fee-based financial advice service to Premier customers. The expansion of the RBWM business continued in Turkey, where we are targeting mass affluent customers.

In CMB, we continued to invest in the UK, and have increased the number of International Relationship Managers to over 200 during the year. In the first half of 2012, we launched an International SME fund in the UK to support UK

101c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Net fee income increased by 2%. CMB fee income rose due to higher transaction volumes reflecting new mandates in Payments and Cash Management. RBWM fee income also increased due to lower commissions paid as a result of the run-off and subsequent disposal of the insurance businesses in Ireland. These increases were partly offset by a fall in brokerage fees in GPB, reflecting a reduction in client transaction volumes, due in part to lower market volatility. Fees from assets under management and account services also declined, as challenging market conditions in the latter half of 2011 led to a fall in average client assets in 2012,

101d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

coupled with a reduction in client numbers as we repositioned our target client base.

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

Other operating income decreased by US$95m. GB&M incurred losses on the sale of certain syndicated loans in the UK. In addition, gains in 2011 on the disposal of a property fund did not recur.

Net insurance claims incurred and movement in liabilities to policyholders increased by 40%, driven by net investment gains on the fair value of the assets held to support policyholder contracts, compared with net losses in 2011. This was partly offset by lower reserves established for new

101e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

101f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit/(loss) before tax – Europe

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	11,001	(325)	10,676	10,394	(6)	(3)
Net fee income	6,236	(205)	6,031	6,169	(1)	2
Own credit spread[3]	2,947	(35)	2,912	(4,110)
Other income[7]	4,062	(17)	4,045	5,155	27	27

Net operating income[4]	24,246	(582)	23,664	17,608	(27)	(26)

LICs[42]	(2,512)	54	(2,458)	(1,921)	24	22

Net operating income	21,734	(528)	21,206	15,687	(28)	(26)

Operating expenses	(17,069)	406	(16,663)	(19,095)	(12)	(15)

Operating profit/(loss)	4,665	(122)	4,543	(3,408)

Income/(loss) from associates[43]	6	(8)	(2)	(6)		(200)

Profit/(loss) before tax	4,671	(130)	4,541	(3,414)

For footnotes, see page 132.

Reconciliation of reported and underlying items – Europe

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %
Revenue[4]
Reported	17,608	24,246	(27)
Currency translation adjustment[1]		(547)
Own credit spread[3]	4,110	(2,947)
Acquisitions, disposals and dilutions	3	–

Underlying	21,721	20,752	5

LICs[42]
Reported	(1,921)	(2,512)	24
Currency translation adjustment[1]		54
Acquisitions, disposals and dilutions	–	–

Underlying	(1,921)	(2,458)	22
Operating expenses
Reported	(19,095)	(17,069)	(12)
Currency translation adjustment[1]		406
Acquisitions, disposals and dilutions	–	–

Underlying	(19,095)	(16,663)	(15)

Underlying cost efficiency ratio	87.9%	80.3%

Profit/(loss) before tax
Reported	(3,414)	4,671
Currency translation adjustment[1]		(95)
Own credit spread[3]	4,110	(2,947)
Acquisitions, disposals and dilutions	3	–

Underlying	699	1,629	(57)

For footnotes, see page 132.

101g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	5,600	3,353	1,774	722	(694)	(62)	10,693

Net fee income/(expense)	2,545	1,789	957	744	(3)	–	6,032

Trading income excluding net interest income	206	30	2,181	192	698	–	3,307
Net interest income on trading activities	2	5	1,013	4	30	62	1,116

Net trading income[44]	208	35	3,194	196	728	62	4,423

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(936)	–	(936)
Net income/(expense) from other financial instruments designated at fair value	1,059	271	591	4	(570)	(1)	1,354

Net income/(expense) from financial instruments designated at fair value	1,059	271	591	4	(1,506)	(1)	418
Gains less losses from financial investments	52	–	344	(17)	–	–	379
Dividend income	4	2	65	4	–	–	75
Net earned insurance premiums	2,782	361	(1)	16	–	–	3,158
Other operating income/(expense)	(103)	9	110	(253)	766	–	529

Total operating income/(expense)	12,147	5,820	7,034	1,416	(709)	(1)	25,707

Net insurance claims[50]	(4,136)	(567)	–	(37)	–	–	(4,740)

Net operating income/(expense)[4]	8,011	5,253	7,034	1,379	(709)	(1)	20,967

Loan impairment charges and other credit risk provisions	(329)	(935)	(242)	(24)	–	–	(1,530)

Net operating income/(expense)	7,682	4,318	6,792	1,355	(709)	(1)	19,437

Total operating expenses	(5,934)	(2,231)	(4,987)	(1,519)	(2,943)	1	(17,613)

Operating profit/(loss)	1,748	2,087	1,805	(164)	(3,652)	–	1,824

Share of profit/(loss) in associates and joint ventures	5	1	(4)	(1)	–	–	1

Profit/(loss) before tax	1,753	2,088	1,801	(165)	(3,652)	–	1,825

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.8	9.2	8.0	(0.7)	(16.2)		8.1
Cost efficiency ratio	74.1	42.5	70.9	110.2	(415.1)		84.0

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[34]	177,357	105,498	193,226	27,289	830		504,200
Total assets	238,499	124,242	1,054,506	75,718	72,174	(172,180)	1,392,959
Customer accounts[34]	205,288	134,120	254,598	49,789	1,021		644,816

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	5,437	3,228	1,409	820	(543)	43	10,394

Net fee income	2,622	1,658	1,032	848	9	–	6,169

Trading income excluding net interest income	67	26	848	216	25	–	1,182
Net interest income on trading activities	7	14	1,500	14	33	(43)	1,525

Net trading income[44]	74	40	2,348	230	58	(43)	2,707

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(3,091)	–	(3,091)
Net income/(expense) from other financial instruments designated at fair value	770	139	1,073	–	(1,106)	–	876

Net income/(expense) from financial instruments designated at fair value	770	139	1,073	–	(4,197)	–	(2,215)
Gains less losses from financial investments	(5)	(1)	375	(3)	(2)	–	364
Dividend income	–	1	104	3	3	–	111
Net earned insurance premiums	3,150	438	–	42	–	–	3,630
Other operating income	84	58	88	61	796	(9)	1,078

Total operating income/(expense)	12,132	5,561	6,429	2,001	(3,876)	(9)	22,238

Net insurance claims[50]	(4,054)	(536)	–	(40)	–	–	(4,630)

Net operating income/(expense)[4]	8,078	5,025	6,429	1,961	(3,876)	(9)	17,608

Loan impairment charges and other credit risk provisions	(347)	(1,109)	(436)	(29)	–	–	(1,921)

Net operating income/(expense)	7,731	3,916	5,993	1,932	(3,876)	(9)	15,687

Total operating expenses	(7,225)	(2,708)	(4,999)	(1,431)	(2,741)	9	(19,095)

Operating profit/(loss)	506	1,208	994	501	(6,617)	–	(3,408)

Share of profit/(loss) in associates and joint ventures	3	–	(8)	(2)	1	–	(6)

Profit/(loss) before tax	509	1,208	986	499	(6,616)	–	(3,414)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.5	5.9	4.8	2.4	(32.0)		(16.5)
Cost efficiency ratio	89.4	53.9	77.8	73.0	(70.7)		108.4

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	170,002	105,796	156,798	29,963	881		463,440
Total assets	240,744	132,718	1,044,507	76,145	75,513	(180,387)	1,389,240
Customer accounts	191,024	121,648	184,473	57,125	739		555,009

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit before tax

Net interest income/(expense)	5,653	3,107	2,102	936	(574)	(223)	11,001

Net fee income	2,633	1,640	989	942	32	–	6,236

Trading income/(expense) excluding net interest income	40	5	602	191	(201)	–	637
Net interest income on trading activities	11	16	1,205	16	53	223	1,524

Net trading income/(expense)[44]	51	21	1,807	207	(148)	223	2,161

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	3,180	–	3,180
Net income/(expense) from other financial instruments designated at fair value	(672)	(21)	(65)	–	46	–	(712)

Net income/(expense) from financial instruments designated at fair value	(672)	(21)	(65)	–	3,226	–	2,468
Gains less losses from financial investments	51	(1)	453	1	11	–	515
Dividend income	1	1	42	4	1	–	49
Net earned insurance premiums	3,768	381	–	–	(13)	–	4,136
Other operating income	95	58	187	5	760	74	1,179

Total operating income	11,580	5,186	5,515	2,095	3,295	74	27,745

Net insurance claims[50]	(3,212)	(287)	–	–	–	–	(3,499)

Net operating income[4]	8,368	4,899	5,515	2,095	3,295	74	24,246

Loan impairment (charges)/recoveries and other credit risk provisions	(596)	(960)	(876)	(82)	2	–	(2,512)

Net operating income	7,772	3,939	4,639	2,013	3,297	74	21,734

Total operating expenses	(6,450)	(2,252)	(4,569)	(1,456)	(2,268)	(74)	(17,069)

Operating profit	1,322	1,687	70	557	1,029	–	4,665

Share of profit in associates and joint ventures	–	–	7	–	(1)	–	6

Profit before tax	1,322	1,687	77	557	1,028	–	4,671

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.0	7.7	0.4	2.5	4.7		21.3
Cost efficiency ratio	77.1	46.0	82.8	69.5	68.8		70.4

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	150,205	98,154	156,903	28,378	696		434,336
Total assets	210,140	124,049	1,021,486	77,410	63,141	(214,281)	1,281,945
Customer accounts	176,134	104,530	154,208	58,265	267		493,404

For footnotes, see page 132.

103a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for nearly 60% by value of banknotes in circulation in 2013.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	5,993	5,316	4,691
Net fee income	3,877	3,335	3,097
Net trading income	1,570	1,463	1,189
Other income	1,763	2,308	1,705

Net operating income[4]	13,203	12,422	10,682

LICs[42]	(137)	(74)	(156)

Net operating income	13,066	12,348	10,526

Total operating expenses	(5,045)	(4,848)	(4,758)

Operating profit	8,021	7,500	5,768

Income from associates[43]	68	82	55

Profit before tax	8,089	7,582	5,823

Cost efficiency ratio	38.2%	39.0%	44.5%
RoRWA[36]	6.4%	7.0%	5.3%

Year-end staff numbers	28,367	27,742	28,984

10%

growth in underlying revenue

Strong performance in CMB

with lending growth of

18%

Best M&A House in Hong Kong 2013

(The Asset)

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

Hong Kong’s GDP grew at a faster pace in 2013 than in 2012. This was driven mainly by domestic demand, which offset an ongoing weakness in external orders. Labour market conditions remained resilient and strong nominal wage growth continued to support private consumption. Measures announced in February 2013 by the government and the Hong Kong Monetary Authority to dampen demand in the property market led to a softening in prices and some moderation of demand in the third quarter of the year. Headline CPI inflation fell in the fourth quarter, largely due to lower food prices and housing costs. Underlying inflation averaged 4% in 2013, lower than it was in 2012.

Review of performance

Our operations in Hong Kong reported a pre-tax profit of US$8.1bn compared with US$7.6bn in 2012, an increase of 7%. This reflected higher revenue, driven by balance sheet growth, and increased net fees from unit trusts and debt issuance. Excluding the effect of disposals in 2012, underlying profit before tax increased by 13%.

In RBWM, we grew our average mortgage balances by 8% with average loan-to-value ratios of 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We continued to develop our digital capabilities and launched our mobile banking application. We also developed our Wealth Management capabilities, growing revenue by over 10%. In addition, we enhanced our wealth management systems, simplified the product range and implemented the Global Wealth Incentive Plan to better align customer and business interests.

In CMB, we further strengthened the collaboration with GB&M, raising financing for our clients of over US$14bn from debt capital markets and nearly US$4bn from equity capital markets, including the largest IPO in Hong Kong for a mainland Chinese consumer company. In addition, we were awarded Best Trade Finance Bank in Hong Kong by Global Finance.

In GB&M, we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five houses for both equity capital markets and mergers and acquisitions. We were voted Best Debt House in Hong Kong in the Euromoney 2013 Awards for Excellence and were involved in seven of the ten largest IPOs in Hong Kong this year.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by global business

	2013 US$m	2012 US$m	2011 US$m

Retail Banking and Wealth Management	3,742	3,694	3,022
Commercial Banking	2,110	2,188	1,608
Global Banking and Markets	1,971	1,518	1,316
Global Private Banking	208	249	188
Other	58	(67)	(311)

	8,089	7,582	5,823

We led the market in offshore renminbi (‘RMB’) bond issuance, including the RMB3bn (US$491m) government bond issue in December 2013 by mainland China’s Ministry of Finance, and were voted ‘Best provider of offshore renminbi products and services’ for the second year running by Asiamoney. We also won the award for RMB House of the Year from Asia Risk.

We announced the sale of our shareholding in Bank of Shanghai in 2013, a transaction which is expected to complete in the first half of 2014.

Net interest income rose by US$677m compared with 2012, led by RBWM and supported by GB&M and CMB. The increase was mainly due to higher average lending balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio.

There was strong loan growth in both CMB and GB&M, driven by trade-related lending in the first half of 2013 and an increase in commercial real estate and other property-related lending in the second half of the year, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets. Mortgage lending in RBWM also increased, although the rate of growth began to slow during 2013 as transaction volumes in the property market reduced.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interbank interest rates.

Net fee income rose by US$542m in 2013, led by RBWM as strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income increased due to a rise in debt and equity underwriting and corporate finance activity compared with 2012, in part reflecting collaboration between GB&M and CMB. Fee income also rose in CMB as trade and Payments and Cash Management volumes increased.

Net trading income rose by US$107m in 2013. Rates revenue rose due to greater corporate flow, increased holdings of debt securities and a net favourable movement in respect of the valuation adjustments on derivatives compared with a net charge in 2012. Equities revenues rose from warrant market making as volumes increased while foreign exchange revenue grew due to improved margins and higher customer trading volumes.

Net income from financial instruments designated at fair value was US$258m compared with US$447m in 2012, primarily due to lower net investment returns on assets held by the insurance business reflecting weaker equity markets and falling bond prices. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with DPF, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were US$53m in 2013 compared with US$322m in 2012, largely due to the non-recurrence of the gain on sale of our shares in four Indian banks in 2012.

Dividend income was US$150m compared with US$24m in 2012, mainly due to the dividend from Industrial Bank following its reclassification as a financial investment during the year.

Net earned insurance premiums grew by 2% due to increased renewals of deferred annuity and unit-linked insurance contracts, partly offset by the absence of non-life insurance premiums following the disposal of the HSBC and Hang Seng Bank general insurance businesses in 2012 and lower new business premiums. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other operating income was US$131m lower than in 2012 due to the non-recurrence of the gains on sale of Global Payments Asia-Pacific Limited and the non-life insurance businesses reported in 2012, totalling US$375m on a reported basis. This more than offset higher revaluation and disposal gains on investment properties, which in part reflected the strong commercial property market, and a larger increase in the PVIF asset. The latter arose in 2013 due to favourable interest rate assumption updates, although this was more than offset in Net insurance claims incurred and movement in liabilities to policyholders.

LICs were US$63m higher due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, although these remained low. This was partly offset by collective provision releases in CMB from lower historical loss rates and individual impairment releases in GB&M.

Operating expenses rose by US$197m in 2013, reflecting higher marketing spend, costs relating to the introduction of updated payment cards and information technology platforms as well as increased property rental and maintenance costs. In addition, staff costs increased as a result of changes to the recognition of pension costs.

Share of profit from associates and joint ventures was US$15m lower, primarily due to the effect of the disposal of our interest in Global Payments Asia-Pacific Ltd in 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Hong Kong

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	5,316	–	5,316	5,993	13	13
Net fee income	3,335	–	3,335	3,877	16	16
Net trading income	1,463	–	1,463	1,570	7	7
Own credit spread[3]	–	–	–	–
Other income from financial instruments designated at fair value	447	–	447	258	(42)	(42)
Net income from financial instruments designated at fair value	447	–	447	258	(42)	(42)
Gains less losses from financial investments	322	–	322	53	(84)	(84)
Net earned insurance premiums	5,957	1	5,958	6,081	2	2
Other operating income (including dividend income)	1,948	(2)	1,946	1,941	–	–

Total operating income	18,788	(1)	18,787	19,773	5	5
Net insurance claims incurred and movement in liabilities to policyholders	(6,366)	(1)	(6,367)	(6,570)	(3)	(3)

Net operating income[4]	12,422	(2)	12,420	13,203	6	6

LICs[42]	(74)	–	(74)	(137)	(85)	(85)

Net operating income	12,348	(2)	12,346	13,066	6	6

Operating expenses	(4,848)	–	(4,848)	(5,045)	(4)	(4)

Operating profit	7,500	(2)	7,498	8,021	7	7

Income from associates[43]	82	1	83	68	(17)	(18)

Profit before tax	7,582	(1)	7,581	8,089	7	7

For footnotes, see page 132.

Reconciliation of reported and underlying items – Hong Kong

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %
Net interest income
Reported	5,993	5,316	13
Currency translation adjustment[1]		–
Acquisitions, disposals and dilutions	–	(9)

Underlying	5,993	5,307	13

Other operating income
Reported	1,791	1,924	(7)
Currency translation adjustment[1]		(2)
Acquisitions, disposals and dilutions	–	(375)

Underlying	1,791	1,547	16

Revenue[4]
Reported	13,203	12,422	6
Currency translation adjustment[1]		(2)
Own credit spread[3]	–	–
Acquisitions, disposals and dilutions	–	(445)

Underlying	13,203	11,975	10

106a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013	2012	Change[2]

LICs[42]
Reported	(137)	(74)	(85)
Currency translation adjustment[1]		–
Acquisitions, disposals and dilutions	–	–

Underlying	(137)	(74)	(85)

Operating expenses
Reported	(5,045)	(4,848)	(4)
Currency translation adjustment[1]		–
Acquisitions, disposals and dilutions	–	34

Underlying	(5,045)	(4,814)	(5)

Underlying cost efficiency ratio	38.2%	40.2%

Profit before tax
Reported	8,089	7,582	7
Currency translation adjustment[1]		(1)
Own credit spread[6]	–	–
Acquisitions, disposals and dilutions	–	(420)

Underlying	8,089	7,161	13

For footnotes, see page 132.

106b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

106c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Other operating income of US$1.9bn was US$235m higher than in 2011. We completed the sale of our shares in Global Payments Asia-Pacific Ltd and the HSBC and Hang Seng Bank general insurance businesses, realising gains of US$212m, US$117m and US$46m, respectively. While the value of the PVIF asset rose, this was not to the same extent as in 2011 as increased insurance sales in 2012 were more than offset by lower positive assumption updates during 2012 compared with 2011and the non-recurrence of the benefit from the refinement to the PVIF asset calculation in 2011.

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

106d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Hong Kong

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %
Net interest income	4,691	20	4,711	5,316	13	13
Net fee income	3,097	11	3,108	3,335	8	7
Other income[7]	2,894	8	2,902	3,771	30	30

Net operating income[4]	10,682	39	10,721	12,422	16	16

LICs[42]	(156)	(1)	(157)	(74)	53	53

Net operating income	10,526	38	10,564	12,348	17	17

Operating expenses	(4,758)	(18)	(4,776)	(4,848)	(2)	(2)

Operating profit	5,768	20	5,788	7,500	30	30

Income from associates[43]	55	–	55	82	49	49

Profit before tax	5,823	20	5,843	7,582	30	30

For footnotes, see page 132.

Reconciliation of reported and underlying items – Hong Kong

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %
Revenue[4]
Reported	12,422	10,682	16
Currency translation adjustment[1]		39
Own credit spread[3]	–	–
Acquisitions, disposals and dilutions	(445)	(109)

Underlying	11,977	10,612	13

LICs[42]
Reported	(74)	(156)	53
Currency translation adjustment[1]		(1)
Acquisitions, disposals and dilutions	–	–

Underlying	(74)	(157)	53

Operating expenses
Reported	(4,848)	(4,758)	(2)
Currency translation adjustment[1]		(18)
Acquisitions, disposals and dilutions	34	40

Underlying	(4,814)	(4,736)	(2)

Underlying cost efficiency ratio	40.2%	44.6%

Profit before tax
Reported	7,582	5,823	30
Currency translation adjustment[1]		20
Own credit spread[3]	–	–
Acquisitions, disposals and dilutions	(420)	(82)

Underlying	7,162	5,761	24
For footnotes, see page 132.

106e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit before tax

Net interest income/(expense)	3,177	1,729	1,338	124	(347)	(28)	5,993

Net fee income	2,030	963	697	179	8	–	3,877

Trading income/(expense) excluding net interest income	139	182	779	134	(17)	–	1,217
Net interest income on trading activities	3	–	307	–	15	28	353

Net trading income/(expense)[44]	142	182	1,086	134	(2)	28	1,570

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	256	–	7	–	(5)	–	258

Net income/(expense) from financial instruments designated at fair value	256	–	7	–	(5)	–	258
Gains less losses from financial investments	–	–	42	10	1	–	53
Dividend income	–	1	6	–	143	–	150
Net earned insurance premiums	5,612	469	–	–	–	–	6,081
Other operating income	619	91	78	9	1,302	(308)	1,791

Total operating income	11,836	3,435	3,254	456	1,100	(308)	19,773

Net insurance claims[50]	(6,025)	(545)	–	–	–	–	(6,570)

Net operating income[4]	5,811	2,890	3,254	456	1,100	(308)	13,203

Loan impairment (charges)/recoveries and other credit risk provisions	(137)	(16)	20	(4)	–	–	(137)

Net operating income	5,674	2,874	3,274	452	1,100	(308)	13,066

Total operating expenses	(1,999)	(764)	(1,304)	(244)	(1,042)	308	(5,045)

Operating profit	3,675	2,110	1,970	208	58	–	8,021

Share of profit in associates and joint ventures	67	–	1	–	–	–	68

Profit before tax	3,742	2,110	1,971	208	58	–	8,089

	%	%	%	%	%		%

Share of HSBC’s profit before tax	16.6	9.4	8.7	0.9	0.3		35.9
Cost efficiency ratio	34.4	26.4	40.1	53.5	94.7		38.2

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	64,990	74,125	48,117	6,928	1,387		195,547
Total assets	103,816	84,143	311,771	8,020	59,970	(12,307)	555,413
Customer accounts	213,471	97,191	35,617	19,428	286		365,993

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,851	1,629	1,087	149	(482)	82	5,316

Net fee income	1,769	850	548	155	13	–	3,335

Trading income/(expense) excluding net interest income	176	163	666	170	(2)	–	1,173
Net interest income on trading activities	10	2	352	–	8	(82)	290

Net trading income[44]	186	165	1,018	170	6	(82)	1,463

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	511	(53)	23	–	(34)	–	447

Net income/(expense) from financial instruments designated at fair value	511	(53)	23	–	(34)	–	447
Gains less losses from financial investments	–	–	2	7	313	–	322
Dividend income	–	1	5	–	18	–	24
Net earned insurance premiums	5,294	655	8	–	–	–	5,957
Other operating income	711	253	77	13	1,152	(282)	1,924

Total operating income	11,322	3,500	2,768	494	986	(282)	18,788

Net insurance claims[50]	(5,757)	(602)	(7)	–	–	–	(6,366)

Net operating income[4]	5,565	2,898	2,761	494	986	(282)	12,422

Loan impairment (charges)/recoveries and other credit risk provisions	(97)	3	17	3	–	–	(74)

Net operating income	5,468	2,901	2,778	497	986	(282)	12,348

Total operating expenses	(1,819)	(719)	(1,263)	(248)	(1,081)	282	(4,848)

Operating profit/(loss)	3,649	2,182	1,515	249	(95)	–	7,500

Share of profit in associates and joint ventures	45	6	3	–	28	–	82

Profit/(loss) before tax	3,694	2,188	1,518	249	(67)	–	7,582

	%	%	%	%	%		%

Share of HSBC’s profit before tax	17.9	10.6	7.3	1.2	(0.3)		36.7
Cost efficiency ratio	32.7	24.8	45.7	50.2	109.6		39.0

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	62,533	62,944	40,223	6,464	1,449		173,613
Total assets	96,185	72,056	256,295	20,705	81,085	(7,992)	518,334
Customer accounts	201,649	90,152	34,171	19,566	670		346,208

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,571	1,317	1,051	173	(464)	43	4,691

Net fee income	1,741	706	475	160	15	–	3,097

Trading income/(expense) excluding net interest income	120	169	652	135	(116)	–	960
Net interest income on trading activities	9	1	246	–	16	(43)	229

Net trading income/(expense)[44]	129	170	898	135	(100)	(43)	1,189

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	(475)	(72)	(5)	–	15	–	(537)

Net income/(expense) from financial instruments designated at fair value	(475)	(72)	(5)	–	15	–	(537)
Gains less losses from financial investments	3	10	21	–	(10)	–	24
Dividend income	–	1	14	–	24	–	39
Net earned insurance premiums	4,317	758	13	–	–	–	5,088
Other operating income	505	175	79	8	1,185	(268)	1,684

Total operating income	8,791	3,065	2,546	476	665	(268)	15,275

Net insurance claims[50]	(3,887)	(697)	(9)	–	–	–	(4,593)

Net operating income[4]	4,904	2,368	2,537	476	665	(268)	10,682

Loan impairment (charges)/recoveries and other credit risk provisions	(77)	(66)	23	(36)	–	–	(156)

Net operating income	4,827	2,302	2,560	440	665	(268)	10,526

Total operating expenses	(1,811)	(703)	(1,248)	(252)	(1,012)	268	(4,758)

Operating profit/(loss)	3,016	1,599	1,312	188	(347)	–	5,768

Share of profit in associates and joint ventures	6	9	4	–	36	–	55

Profit/(loss) before tax	3,022	1,608	1,316	188	(311)	–	5,823

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.8	7.3	6.0	0.9	(1.4)		26.6
Cost efficiency ratio	36.9	29.7	49.2	52.9	152.2		44.5

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	56,296	54,986	39,667	5,447	1,269		157,665
Total assets	85,866	63,516	238,892	20,680	84,782	(20,712)	473,024
Customer accounts	181,316	79,225	35,283	19,622	(101)		315,345

For footnotes, see page 132.

108a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our associate, Bank of Communications.

Outside mainland China, we conduct business in 18 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	5,439	5,391	5,102
Net fee income	2,059	2,083	2,111
Net trading income	456	1,053	1,658
Other income	4,024	5,057	1,842

Net operating income[4]	11,978	13,584	10,713

LICs[42]	(361)	(436)	(267)

Net operating income	11,617	13,148	10,446

Total operating expenses	(5,640)	(5,806)	(5,806)

Operating profit	5,977	7,342	4,640

Income from associates[43]	1,787	3,106	2,831

Profit before tax	7,764	10,448	7,471

Cost efficiency ratio	47.1%	42.7%	54.2%
RoRWA[36]	2.7%	3.5%	3.1%

Year-end staff numbers	85,334	85,024	91,051

13%

growth in customer lending balances

on a constant currency basis

Market leader in mainland China’s

state-owned enterprise bond issuances

Domestic Bond House of the Year

(IFR Asia)

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In mainland China, the annual pace of GDP growth was unchanged at 7.7% in 2013, above the official GDP growth target of 7.5%. The rebound in activity in the second half of the year was mainly due to measures announced by the government during the summer. Export growth remained moderate through most of 2013, only accelerating in the final months. Annual growth in fixed asset investment remained steady at an annual rate of nearly 20% and consumer spending remained resilient. Headline annual CPI inflation rose modestly to 2.6%, remaining below the government’s target of 3.5%. The People’s Bank of China maintained a relatively restrictive credit policy but overall liquidity conditions remained loose as the ‘M2’ measure of money growth expanded by 13.6% on the year.

Economic activity in Japan picked up considerably in 2013, thanks to large-scale stimuli from both the government and the Bank of Japan. Annualised growth slowed to just over 1% in the third quarter although it accelerated in the final months of the year as consumer spending rose in advance of the sales tax increase due in April 2014.

During the course of the summer, there were concerns in financial markets that global liquidity may become more expensive and less abundant as the US Federal Reserve Board indicated it may begin to ‘taper’ its purchases of financial assets. Interest rates on US Treasuries rose, attracting global capital back to developed markets. Some emerging economies suffered considerable capital outflows with large declines in the value of their currencies against the US dollar and central banks were forced to raise interest rates to attract capital. This in turn led to a slowdown in activity.

In Asia-Pacific, India and Indonesia were most affected. The current account positions of both economies had significantly deteriorated in recent years, leaving them vulnerable to changes in external financing conditions. In India, structural constraints on growth, including infrastructure bottlenecks, also contributed to a slowdown in activity. The central bank tightened monetary policy during the second half of 2013 in response to concerns over inflation.

Similar constraints in Indonesia saw GDP growth slow in 2013. However, concerted measures to reduce fuel subsidies and narrow the current account deficit should make the economy more resilient to any tightening in monetary conditions in the West. Economic activity also reduced in Malaysia as the boost to growth in 2012 from public spending abated. In Thailand, the economy slowed

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Australia	100	131	189	–	26	446
India	(21)	113	418	7	136	653
Indonesia	12	106	126	–	36	280
Mainland China	223	1,536	842	(4)	1,644	4,241
Malaysia	148	105	236	–	25	514
Singapore	147	120	262	74	22	625
Taiwan	7	30	158	–	5	200
Vietnam	86	(34)	25	–	(12)	65
Other	(25)	241	448	(1)	77	740

	677	2,348	2,704	76	1,959	7,764
2012
Australia	97	38	184	–	(44)	275
India	41	89	497	7	175	809
Indonesia	29	124	146	–	7	306
Mainland China	838	1,724	1,257	(4)	2,525	6,340
Malaysia	183	131	242	–	8	564
Singapore	201	139	296	97	(65)	668
Taiwan	62	36	136	–	–	234
Vietnam	9	45	57	–	9	120
Other	57	276	510	59	230	1,132

	1,517	2,602	3,325	159	2,845	10,448
2011
Australia	88	106	108	–	5	307
India	(14)	122	539	5	161	813
Indonesia	6	89	157	–	7	259
Mainland China	1,112	1,340	1,116	(4)	117	3,681
Malaysia	173	118	228	1	9	529
Singapore	183	133	189	97	(7)	595
Taiwan	45	23	130	–	12	210
Vietnam	–	51	79	–	24	154
Other	48	264	543	(8)	76	923

	1,641	2,246	3,089	91	404	7,471

Analysis of mainland China

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Industrial Bank	–	–	–	–	1,089	1,089
Ping An	–	–	–	–	553	553
Other associates	247	1,360	284	–	(38)	1,853
Other mainland China	(24)	176	558	(4)	40	746

	223	1,536	842	(4)	1,644	4,241
2012
Industrial Bank	54	273	343	–	–	670
Ping An	622	82	60	–	2,459	3,223
Other associates	214	1,193	248	–	–	1,655
Other mainland China	(52)	176	606	(4)	66	792
	838	1,724	1,257	(4)	2,525	6,340
2011
Industrial Bank	52	229	190	–	–	471
Ping An	946	–	63	–	117	1,126
Other associates	181	921	276	–	–	1,378
Other mainland China	(67)	190	587	(4)	–	706

	1,112	1,340	1,116	(4)	117	3,681

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

following the rapid post-flood recovery in 2012 and, more recently, political uncertainty. Elsewhere in the ASEAN region GDP growth improved during 2013. Singapore’s economic recovery gathered pace, led by net external demand, and the Philippines continued to grow robustly in the year, led by household spending. The devastating typhoon that hit the country in November disrupted activity in the fourth quarter, but will also induce reconstruction spending in 2014.

Growth in South Korea stabilised in 2013 supported by a monetary and fiscal stimulus package delivered at the start of the year. Exports remained resilient. Taiwan’s trade-dependent economy was weak in the first half of 2013, but strengthened in the second half as global trade improved.

Australian GDP growth slowed to an annual rate of around 2.5% in 2013 and unemployment rose to 5.7% towards the end of the year. This reflected a slowdown in mining investment after years of strong growth. To stimulate growth elsewhere, the Reserve Bank of Australia cut its cash rate from 3.0% to 2.5% during the year. Low interest rates drove a strong rise in housing prices. The Australian dollar remained well above its long run average levels in 2013, but fell towards the end of the year.

Review of performance

In Rest of Asia-Pacific, reported profit before tax was US$7.8bn compared with US$10.4bn in 2012. On a constant currency basis, profit before tax decreased by US$2.5bn.

The decrease in reported profits was mainly due to the gain on disposal of our shareholding in Ping An in 2012 of US$3.0bn and a reduction in our share of profit from associates of US$1.4bn due to the disposal of Ping An and the reclassification of Industrial Bank as a financial investment following its issue of share capital to third parties. These items were partly offset by the accounting gain of US$1.1bn in 2013 on the reclassification of Industrial Bank.

On an underlying basis, which excludes the items above as well as other disposals and the results of disposed of operations, profit before tax increased by 20% due to the net gain of US$553m on completion of the sale of our investment in Ping An in 2013, compared with adverse fair value movements of US$553m on the Ping An contingent forward sale contract recorded in 2012. Excluding these items, underlying profit before tax was marginally lower as increased operating expenses and lower revenues were offset by reduced loan impairment charges and increased income from associates.

The implementation of our strategy to reduce fragmentation across the region continued, leading to the disposal of non-core insurance businesses in Vietnam, South Korea, Taiwan and Singapore, and we announced the closure of a retail brokerage in India and our retail banking operations in South Korea. We also completed the sale of our investment in Ping An.

In mainland China, where we continued to expand our branch network, we had 162 HSBC outlets, 23 HSBC rural bank outlets and 48 Hang Seng Bank outlets at the end of the year. We expanded our wealth management capabilities, and were one of the first foreign banks to be approved to distribute domestic funds to retail investors. We were the market leader in mainland China’s state-owned enterprise bond issuances and we were awarded Best Foreign Commercial Bank in China by FinanceAsia.

We continued to promote the internationalisation of the renminbi as regulations developed. We were the first foreign bank in mainland China to implement a customised renminbi cross-border centralised settlement solution and were also the first foreign bank to complete a two-way cross-border renminbi lending transaction.

In India, we revised our Wealth Management product offering to ensure customers’ needs were being met and to improve customer satisfaction levels. In Payments and Cash Management, we were awarded the ‘Best Domestic Cash Management Bank’ in 2013 by Euromoney. Our strength in debt capital markets (‘DCM’) continued, acting as a joint lead manager and bookrunner for the largest US dollar-denominated single tranche bond issuance by an Indian corporate in 2013.

In Singapore, we led the market in foreign currency DCM issuance, continuing to demonstrate our ability to structure DCM transactions. In CMB, we began to offer a renminbi settlement service.

We continued to develop our Payments and Cash Management product offering across the region and were awarded the ‘Best Cash Management House in Asia’ by Euromoney. We also strengthened our Project and Export Finance capabilities and were named the Best Project Finance House in Asia by Euromoney for the third consecutive year. Our strength in DCM continued we were the No.1 bookrunner in Asia-ex Japan bonds. We were awarded the Domestic Bond House of the Year by IFR Asia.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net interest income increased by US$167m from balance sheet growth, partly offset by spread compression in many countries from competition and increased liquidity.

Average residential mortgage balances grew, primarily in mainland China and Australia, as we focused on secured lending and in Singapore reflecting lending growth in 2012. Term and trade-related lending in CMB rose, notably in mainland China, Singapore and Indonesia, from continued client demand. Increased average loan balances were broadly offset by lending spread compression, notably on trade finance lending, reflecting competitive pressures and increased liquidity in the market.

We grew average deposit balances in both Payments and Cash Management and RBWM, though the benefit of this growth was partly offset by narrower liability spreads in many countries following central bank interest rate cuts and increased liquidity.

Net fee income rose by US$53m, primarily in GB&M, in part from increased activity in bond sales in Singapore and in CMB from increased credit facilities, notably in mainland China. These factors were partly offset by reductions in RBWM, notably in India, from lower Wealth Management sales as we revised our product offerings.

Net trading income was US$541m lower, in part from further adverse fair value movements on the Ping An contingent forward sale contract of US$682m, compared with US$553m in 2012. Rates revenues decreased, largely from reduced bond holdings in a number of countries and revaluation losses as bond yields rose, notably in mainland China. Foreign Exchange revenues also fell as market conditions in 2012 were not repeated.

Net income from financial instruments designated at fair value was US$56m compared with US$108m in 2012 from lower gains on assets held by the insurance business in Singapore driven by rising bond yields.

Gains less losses from financial investments were US$1.2bn higher, due to the gain on disposal of our investment in Ping An of US$1.2bn, which was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract included in ‘Net trading income’ leading to a net gain of US$553m.

We reported a gain on disposal of Ping An of US$3.0bn in 2012.

Other operating income increased by US$1.0bn. We recorded an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties and a gain on the disposal of our investment in Bao Viet Holdings of US$104m. In 2012, we recorded gains totalling US$305m on a reported basis on the sale of our RBWM business in Thailand, our GPB business in Japan and our interest in a property company in the Philippines.

LICs decreased by US$63m as 2012 included a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M. These factors were partly offset by an increase in individually assessed impairments in GB&M and CMB in a number of countries across the region.

Operating expenses increased by US$38m. Costs rose in India from increased use of the service centres and in mainland China from wage inflation, higher staff numbers and branch expansion. These increases were offset by the partial write back of a litigation provision in Singapore and Australia compared with a charge in 2012. In addition, in 2013 there were lower restructuring and other related costs, including termination benefits, than in 2012, and the non-recurrence of costs following the sale or closure of operations.

Share of profit from associates and joint ventures reduced by US$1.4bn following the disposal of Ping An, the reclassification of Industrial Bank as a financial investment and an impairment charge of US$106m on our banking associate in Vietnam. Excluding these factors, income from associates rose, primarily in BoCom as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Rest of Asia-Pacific

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	5,391	(119)	5,272	5,439	1	3
Net fee income	2,083	(77)	2,006	2,059	(1)	3
Net trading income	1,053	(56)	997	456	(57)	(54)
Own credit spread[3]	(3)	–	(3)	(1)	67	67
Other income from financial instruments designated at fair value	109	2	111	57	(48)	(49)

Net income from financial instruments designated at fair value	106	2	108	56	(47)	(48)
Gains on disposal of Ping An	3,012	–	3,012	–	(100)	(100)
Gains less losses from financial investments	16	(1)	15	1,222	7,538	8,047
Net earned insurance premiums	812	(1)	811	837	3	3
Other operating income (including dividend income)	1,829	(237)	1,592	2,635	44	66

Total operating income	14,302	(489)	13,813	12,704	(11)	(8)
Net insurance claims incurred and movement in liabilities to policyholders	(718)	1	(717)	(726)	(1)	(1)

Net operating income[4]	13,584	(488)	13,096	11,978	(12)	(9)
LICs[42]	(436)	12	(424)	(361)	17	15

Net operating income	13,148	(476)	12,672	11,617	(12)	(8)

Operating expenses	(5,806)	204	(5,602)	(5,640)	3	(1)

Operating profit	7,342	(272)	7,070	5,977	(19)	(15)

Income from associates[43]	3,106	45	3,151	1,787	(42)	(43)

Profit before tax	10,448	(227)	10,221	7,764	(26)	(24)

For footnotes, see page 132.

Reconciliation of reported and underlying items – Rest of Asia-Pacific

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %

Net interest income
Reported	5,439	5,391	1
Currency translation adjustment[1]		(119)
Own credit spread[3]	1	3
Acquisitions, disposals and dilutions	–	(22)

Underlying	5,440	5,253	4

Other operating income
Reported	2,633	1,823	44
Currency translation adjustment[1]		(233)
Acquisitions, disposals and dilutions	(1,139)	(299)

Underlying	1,494	1,291

Revenue[4]
Reported	11,978	13,584	(12)
Currency translation adjustment[1]		(488)
Own credit spread[3]	1	3
Acquisitions, disposals and dilutions	(1,139)	(3,342)

Underlying	10,840	9,757	11

112a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %
LICs[42]
Reported	(361)	(436)	17
Currency translation adjustment[1]		12
Acquisitions, disposals and dilutions	–	(2)

Underlying	(361)	(426)	15

Operating expenses
Reported	(5,640)	(5,806)	3
Currency translation adjustment[1]		204
Acquisitions, disposals and dilutions	72	111

Underlying	(5,568)	(5,491)	(1)

Underlying cost efficiency ratio	51.4%	56.3%

Share of profit in associates and joint ventures
Reported	1,787	3,106	(42)
Currency translation adjustment[1]		45
Acquisitions, disposals and dilutions	(19)	(1,416)

Underlying	1,768	1,735	2

Profit before tax
Reported	7,764	10,448	(26)
Currency translation adjustment[1]		(227)
Own credit spread[3]	1	3
Acquisitions, disposals and dilutions	(1,086)	(4,649)

Underlying	6,679	5,575	20

For footnotes, see page 132.

112b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

Slowing global trade reduced growth in the Rest of Asia-Pacific region. South Korea’s full-year growth slowed to 2.1% in 2012, the lowest annual rate for three years, as the slowdown in global trade hit the export-dependent economy hard in the third quarter. To support domestic demand, the Bank of Korea lowered its policy rate from 3.25% to 2.75%. Singapore’s economy slowed notably, with GDP growth declining to 1.2% in 2012 from 5% the year before. 2012 was a tumultuous year for Taiwan’s export-reliant economy, as both western and mainland China demand weakened, particularly from April onwards. However, the impetus provided by key electronic product launches helped to maintain manufacturing activity and jobs, enabling domestic demand to underpin growth more effectively than it did in earlier recessions. The other ASEAN (Association of Southeast Asian Nations) countries demonstrated more resilience, supported by domestic growth. Growth in Indonesia was driven by favourable demographics and a growing middle-income class. In Thailand, rebuilding activity and policy support after the floods in 2011 led to a rebound in economic activity. Growth in India continued to slow during the course of 2012, with weaker external demand, the lagged effects of monetary policy normalisation and the absence in recent years of structural policies and infrastructure investment playing a role in the slowdown. Encouragingly, the government embarked on a reform programme towards the end of the year which helped lift sentiment and stabilise growth.

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

112c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Net fee income increased by US$29m, primarily in GB&M, from higher fee income from our participation in more debt capital markets transactions across the region as we continued to strengthen our capabilities in this area, and lower regulatory fee expenses on Foreign Exchange and Rates transactions in mainland China as volumes reduced. RBWM reported higher income from cards in Australia from increased spending and card issuance and Wealth Management fees in mainland China. The increase from cards was more than offset by the discontinuation of our Premier business in Japan, the sale of our RBWM business in Thailand, and a fall in fund management fees as we saw a move into lower yielding products reflecting investor’s lower risk appetite.

Net trading income decreased by 34% compared with 2011, mainly from adverse fair value movements on the contingent forward sale contract of US$553m relating to Ping An (see Note 26 on the Financial Statements). Trading income was also lower, primarily in mainland China due to lower GB&M revenues in Foreign Exchange reflecting reduced volatility. These were partly offset by a net favourable movement as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Net income from financial instruments designated at fair value was US$110m in 2012 compared with a net expense of US$19m in 2011. This was driven by

112d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

112e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Rest of Asia-Pacific

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	5,102	(111)	4,991	5,391	6	8
Net fee income	2,111	(57)	2,054	2,083	(1)	1
Own credit spread[3]	2	–	2	(3)
Gains on disposal of Ping An	–	–	–	3,012
Other income[7]	3,498	(148)	3,350	3,101	(11)	(7)

Net operating income[4]	10,713	(316)	10,397	13,584	27	31

LICs[42]	(267)	1	(266)	(436)	(63)	(64)

Net operating income	10,446	(315)	10,131	13,148	26	30

Operating expenses	(5,806)	173	(5,633)	(5,806)	–	(3)

Operating profit	4,640	(142)	4,498	7,342	58	63

Income from associates[43]	2,831	63	2,894	3,106	10	7

Profit before tax	7,471	(79)	7,392	10,448	40	41

For footnotes, see page 132.

Reconciliation of reported and underlying items – Rest of Asia-Pacific

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %

Revenue[4]
Reported	13,584	10,713	27
Currency translation adjustment[1]		(316)
Own credit spread[3]	3	(2)
Acquisitions, disposals and dilutions	(3,342)	(295)

Underlying	10,245	10,100	1

LICs[42]
Reported	(436)	(267)	(63)
Currency translation adjustment[1]		1
Acquisitions, disposals and dilutions	(2)	4

Underlying	(438)	(262)	(67)

Operating expenses
Reported	(5,806)	(5,806)	–
Currency translation adjustment[1]		173
Acquisitions, disposals and dilutions	60	96

Underlying	(5,746)	(5,537)	(4)

Underlying cost efficiency ratio	56.1%	54.8%

Profit before tax
Reported	10,448	7,471	40
Currency translation adjustment[1]		(79)
Own credit spread[3]	3	(2)
Acquisitions, disposals and dilutions	(4,048)	(1,141)

Underlying	6,403	6,249	2

For footnotes, see page 132.

112f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit before tax

Net interest income	1,718	1,374	1,907	81	223	136	5,439

Net fee income/(expense)	728	555	722	70	(16)	–	2,059

Trading income/(expense) excluding net interest income	99	195	704	41	(722)	–	317
Net interest income/(expense) on trading activities	(19)	(6)	301	–	(1)	(136)	139

Net trading income/(expense)[44]	80	189	1,005	41	(723)	(136)	456

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(1)	–	(1)
Net income/(expense) from other financial instruments designated at fair value	59	–	–	–	(2)	–	57

Net income/(expense) from financial instruments designated at fair value	59	–	–	–	(3)	–	56
Gains less losses from financial investments	(1)	–	16	4	1,203	–	1,222
Dividend income	–	–	–	–	2	–	2
Net earned insurance premiums	651	185	1	–	–	–	837
Other operating income	145	6	85	3	2,569	(175)	2,633

Total operating income	3,380	2,309	3,736	199	3,255	(175)	12,704

Net insurance claims[50]	(584)	(142)	–	–	–	–	(726)

Net operating income[4]	2,796	2,167	3,736	199	3,255	(175)	11,978

Loan impairment charges and other credit risk provisions	(210)	(128)	(23)	–	–	–	(361)

Net operating income	2,586	2,039	3,713	199	3,255	(175)	11,617

Total operating expenses	(2,139)	(1,022)	(1,256)	(123)	(1,275)	175	(5,640)

Operating profit	447	1,017	2,457	76	1,980	–	5,977

Share of profit/(loss) in associates and joint ventures	230	1,331	247	–	(21)	–	1,787

Profit before tax	677	2,348	2,704	76	1,959	–	7,764

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.0	10.4	12.0	0.3	8.7		34.4
Cost efficiency ratio	76.5	47.2	33.6	61.8	39.2		47.1

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	46,808	48,757	48,023	3,976	233		147,797
Total assets	54,640	62,755	203,252	4,974	22,483	(12,167)	335,937
Customer accounts	64,921	44,767	61,065	11,822	51		182,626

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit before tax

Net interest income	1,787	1,396	2,156	102	137	(187)	5,391

Net fee income/(expense)	854	499	666	71	(7)	–	2,083

Trading income/(expense) excluding net interest income	96	188	1,002	67	(592)	–	761
Net interest income/(expense) on trading activities	(6)	(3)	100	–	14	187	292

Net trading income/(expense)[44]	90	185	1,102	67	(578)	187	1,053

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(4)	–	(4)
Net income/(expense) from other financial instruments designated at fair value	109	1	(3)	–	3	–	110

Net income/(expense) from financial instruments designated at fair value	109	1	(3)	–	(1)	–	106
Gains less losses from financial investments	(1)	2	(10)	–	25	–	16
Dividend income	–	–	1	–	4	–	5
Net earned insurance premiums	569	243	–	–	–	–	812
Gain on disposal of Ping An	–	–	–	–	3,012	–	3,012
Other operating income	211	64	82	68	1,571	(172)	1,824
Total operating income	3,619	2,390	3,994	308	4,163	(172)	14,302

Net insurance claims[50]	(523)	(195)	–	–	–	–	(718)
Net operating income[4]	3,096	2,195	3,994	308	4,163	(172)	13,584

Loan impairment charges and other credit risk provisions	(234)	(154)	(48)	–	–	–	(436)

Net operating income	2,862	2,041	3,946	308	4,163	(172)	13,148

Total operating expenses	(2,238)	(993)	(1,279)	(149)	(1,319)	172	(5,806)

Operating profit	624	1,048	2,667	159	2,844	–	7,342

Share of profit in associates and joint ventures	893	1,554	658	–	1	–	3,106

Profit before tax	1,517	2,602	3,325	159	2,845	–	10,448

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.3	12.6	16.1	0.8	13.8		50.6
Cost efficiency ratio	72.3	45.2	32.0	48.4	31.7		42.7

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	46,027	43,968	44,721	3,238	165		138,119
Total assets	55,509	59,123	201,774	12,142	24,534	(10,813)	342,269
Customer accounts	63,230	44,865	64,392	11,095	39		183,621

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Rest of Asia-Pacific (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit before tax

Net interest income	1,838	1,254	1,964	116	123	(193)	5,102

Net fee income/(expense)	904	513	621	82	(9)	–	2,111

Trading income/(expense) excluding net interest income	94	156	1,153	66	(90)	–	1,379
Net interest income/(expense) on trading activities	(2)	1	76	–	11	193	279

Net trading income/(expense)[44]	92	157	1,229	66	(79)	193	1,658

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	4	–	4
Net income/(expense) from other financial instruments designated at fair value	(38)	2	1	–	15	–	(20)

Net income/(expense) from financial instruments designated at fair value	(38)	2	1	–	19	–	(16)
Gains less losses from financial investments	–	2	(25)	1	(1)	–	(23)
Dividend income	–	–	2	–	–	–	2
Net earned insurance premiums	493	266	–	–	–	–	759
Other operating income	145	72	75	5	1,592	(178)	1,711

Total operating income	3,434	2,266	3,867	270	1,645	(178)	11,304

Net insurance claims[50]	(351)	(240)	–	–	–	–	(591)

Net operating income[4]	3,083	2,026	3,867	270	1,645	(178)	10,713

Loan impairment (charges)/recoveries and other credit risk provisions	(222)	10	(57)	2	–	–	(267)

Net operating income	2,861	2,036	3,810	272	1,645	(178)	10,446

Total operating expenses	(2,409)	(945)	(1,268)	(181)	(1,181)	178	(5,806)

Operating profit	452	1,091	2,542	91	464	–	4,640

Share of profit/(loss) in associates and joint ventures	1,189	1,155	547	–	(60)	–	2,831

Profit before tax	1,641	2,246	3,089	91	404	–	7,471

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.5	10.3	14.1	0.4	1.9		34.2
Cost efficiency ratio	78.1	46.6	32.8	67.0	71.8		54.2

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	40,970	38,404	41,114	3,190	190		123,868
Total assets	54,484	50,688	195,549	12,879	16,616	(12,400)	317,816
Customer accounts	60,831	40,423	60,855	11,872	31		174,012

For footnotes, see page 132.

114a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s fifth largest bank by total assets.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	1,486	1,470	1,432
Net fee income	622	595	627
Net trading income	357	390	482
Other income	38	(25)	66

Net operating income[4]	2,503	2,430	2,607

LICs[42]	42	(286)	(293)

Net operating income	2,545	2,144	2,314

Total operating expenses	(1,289)	(1,166)	(1,159)

Operating profit	1,256	978	1,155

Income from associates[43]	438	372	337

Profit before tax	1,694	1,350	1,492

Cost efficiency ratio	51.5%	48.0%	44.5%
RoRWA[36]	2.7%	2.2%	2.6%

Year-end staff numbers	8,618	8,765	8,373

Best Regional Cash Management Provider in the Middle East (Euromoney) Fifth consecutive year	Best Trade Bank in the Middle East (Trade and Forfaiting Review Excellence awards 2013)

Improvement in the financial position of key

customers and loan portfolios contributed

to lower loan impairment charges

Approximately

US$40m

of sustainable cost savings from our

organisational effectiveness programmes

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

Real GDP in the Middle East and North Africa grew by an estimated 4.0% in 2013, led by the Gulf Cooperation Council (‘GCC’) and Saudi Arabia’s expansionary fiscal policy and infrastructure investment programme. With oil prices steady in the US$100-110 per barrel range throughout the year, revenues were more than sufficient to fund this spending, and the region ended 2013 with both current and fiscal accounts amply in surplus. The UAE saw an accelerating recovery in 2013 led by real estate and services, but boosted towards the end of the year by an increasingly expansionary fiscal policy. Despite strong demand and loose fiscal policy, inflation remained very subdued across the region throughout 2013, apart from UAE real estate.

For Egypt, political uncertainty gave rise to a third year of sub-par growth and rising unemployment. Real GDP grew by 2.2% in the 2012/13 fiscal year, while the budget deficit widened to 14% of GDP. The country’s external position improved substantially in July, following the receipt of concessionary financing from the GCC. However, while reserves and the currency stabilised, stringent exchange rate and capital controls were still in place at the end of December 2013.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$1.7bn, an increase of 25% compared with 2012. On a constant currency basis, pre-tax profits increased by 29%.

Our reported results in 2013 included adverse movements of US$4m on our own debt designated at fair value resulting from tightening of credit spreads. Our reported results in 2012 included an investment loss on a subsidiary of US$85m and adverse movements of US$12m on our own debt designated at fair value resulting from tightening credit spreads, partly offset by gains recognised on acquisitions totalling US$21m. On an underlying basis, excluding the items noted above and the results of a deconsolidated subsidiary and the Private Equity business disposed of in 2012, profit before tax increased by 26%, mainly due to lower loan impairment charges and higher income from our associate, The Saudi British Bank.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Egypt	31	37	166	–	(29)	205
Qatar	10	37	62	–	–	109
United Arab Emirates	142	290	275	1	(72)	636
Other	(7)	135	178	–	–	306

MENA (excluding Saudi Arabia)	176	499	681	1	(101)	1,256
Saudi Arabia	82	146	188	15	7	438

	258	645	869	16	(94)	1,694

2012
Egypt	67	71	157	–	(5)	290
Qatar	9	36	84	–	–	129
United Arab Emirates	143	235	141	1	(56)	464
Other	(27)	125	29	–	(37)	90

MENA (excluding Saudi Arabia)	192	467	411	1	(98)	973
Saudi Arabia	60	120	170	9	18	377

	252	587	581	10	(80)	1,350

2011
Egypt	43	55	129	–	(2)	225
Qatar	(4)	35	81	–	–	112
United Arab Emirates	134	240	200	(6)	7	575
Other	17	109	93	–	–	219

MENA (excluding Saudi Arabia)	190	439	503	(6)	5	1,131
Saudi Arabia	57	98	140	4	62	361

	247	537	643	(2)	67	1,492

In the UAE, we inaugurated a new strategic plan for growth with investment committed across all businesses, and with commensurate investment in the risk management functions including Regulatory and Financial Crime Compliance. In RBWM, we focused on improving our retail customer experience through the new ‘Customer at the Heart’ campaign and were ranked number one in the Customer Recommendation Index for banks in the UAE. We also invested in mobile and digital technologies to enhance our Wealth Management offering and to grow our retail foreign exchange revenues.

In CMB, our fourth international trade fund for SMEs of AED1bn (US$272m) was launched to support new and existing customers with cross-border trading requirements or with aspirations to grow internationally.

In GB&M, there was a focus on cross-border connectivity and CMB collaboration, with tailored risk management solutions. We supported sovereign wealth funds and government-related entities and won several Euromoney awards including ‘The Best Investment Bank in Middle East’, ‘The Best Risk Advisor in Middle East’, ‘Best Cash Management House in the Middle East’ and ‘No 1 Debt House for MENA and GCC issuer bonds’.

We were awarded the ‘Best Trade Bank in the MENA region’ by GTR Leaders in Trade 2013 and we enhanced Global Trade and Receivables Finance by investing in sales staff and giving priority to commodity structured trade finance and receivables finance. The level of service provided by our Payments and Cash Management business was reflected in our fifth consecutive Euromoney award.

In Egypt, we continued to manage risk in the uncertain political and economic environment. Surplus liquidity levels in Egyptian pounds, which arose following the introduction of foreign currency restrictions at the end of 2012, were managed through the downward re-pricing of deposits. Despite these difficult operating conditions, we continued to invest in the business, through the deployment of new automated teller machines (‘ATMs’) and the launch of a new mobile banking application. Our RBWM business was ranked number 1 in the Customer Recommendation Index while our CMB business launched an Egypt SME Fund for EGP300m (US$44m) targeting international SME growth and trade customers.

We renewed our primary dealer licence for trading in Government of Egypt treasury bills and

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

bonds, ranking as one of the largest primary dealers in the Egyptian market.

In Oman, following the completion of the merger in June 2012 with OIB, we completed the conversion to HSBC systems of our merged operation. We made a number of improvements to our mobile banking and internet banking applications, introducing enhanced security features including the HSBC secure key for internet banking. We also upgraded our e-platform for cash management services for our corporate banking customers. HSBC Bank Oman won Euromoney’s ‘Best Domestic Cash Management Bank’ in Oman award for the second consecutive year.

In Saudi Arabia, our associate, The Saudi British Bank, won The Banker magazine’s award as ‘The Best Bank in Saudi Arabia, 2013’ and achieved a record net profit before tax exceeding US$1bn.

In line with our commitment to drive growth and improve returns in businesses that do not meet our six filters criteria (see page 15), we entered into an agreement to sell our operation in Jordan. The transaction is expected to complete in 2014.

Net interest income rose by 4%, mainly in Egypt in GB&M, driven by higher yields and balances on available-for-sale investment portfolios and higher balances on corporate deposits as more liquid assets were held in the volatile political environment. In Oman, net interest income increased, notably in RBWM, following the merger with OIB in June 2012. The higher net interest income in the UAE from growth in GB&M in the Credit and Lending portfolio and in RBWM from the Lloyds business acquired in 2012, was more than offset by a decline in CMB, where the business was repositioned to lower risk segments.

Net fee income increased by 7%, primarily in the UAE in GB&M due to an increase in advisory mandates in Capital Financing and higher institutional equities fee income from increased deal volumes, partially offset by lower fees from reduced volumes on Global Trade and Receivables Finance products in CMB. In Egypt, net fee income increased, notably in RBWM from cards and consumer loan fees.

Net trading income decreased by 6%, notably in Egypt from lower foreign exchange revenues, reflecting the political instability, and lower Rates trading income driven by a reduction in deal volumes. The decrease in trading income also reflected the deconsolidation of a subsidiary in 2012. These factors were partly offset by CVA releases on trading positions relating to a small number of exposures in the UAE in GB&M, compared with charges in 2012.

Gains less losses from financial investments decreased by US$27m, driven by losses on the disposal of the available-for-sale debt securities in Egypt in the first half of 2013 as we adjusted our risk positions.

Other operating income increased by US$76m, due to the non-recurrence of an US$85m investment loss on a subsidiary in 2012.

A net loan impairment release of US$42m was recorded in 2013 compared with a charge of US$282m in 2012. There were provision releases, mainly in GB&M, for a small number of UAE related exposures, reflecting an overall improvement in the loan portfolio compared with charges in 2012. In addition, loan impairment charges declined, due to lower individually assessed loan impairments in the UAE in CMB and lower provisions in RBWM on residential mortgages following a repositioning of the book towards higher quality lending and improved property prices.

Operating expenses increased by 13%, mainly in the UAE from the Lloyds business acquired in 2012, expenses for regulatory projects, operational losses and charges from a customer redress programme in RBWM relating to fees charged on overseas credit card transactions. Expenses also increased in Egypt from changes in the interpretation of tax regulations and in Oman following the merger with OIB. These factors were partly offset by approximately US$40m of sustainable savings from our organisational effectiveness programmes.

Share of profits from associates and joint ventures increased by 18%, mainly from The Saudi British Bank. This was driven by higher revenue resulting from strong balance sheet growth, and the effective management of costs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Middle East and North Africa

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	1,470	(43)	1,427	1,486	1	4
Net fee income	595	(11)	584	622	5	7
Net trading income	390	(9)	381	357	(8)	(6)
Own credit spread[3]	(12)	–	(12)	(4)	67	67
Other income from financial instruments designated at fair value	–	–	–	2
Net expense from financial instruments designated at fair value	(12)	–	(12)	(2)	83	83
Gains less losses from financial investments	9	–	9	(18)
Net earned insurance premiums	–	–	–	–
Other operating income/(expense) (including dividend income)	(22)	–	(22)	58

Total operating income	2,430	(63)	2,367	2,503	3	6

Net insurance claims incurred and movement in liabilities to policyholders	–	–	–	–

Net operating income[4]	2,430	(63)	2,367	2,503	3	6

LICs[42]	(286)	4	(282)	42

Net operating income	2,144	(59)	2,085	2,545	19	22

Operating expenses	(1,166)	23	(1,143)	(1,289)	(11)	(13)

Operating profit	978	(36)	942	1,256	28	33

Income from associates[43]	372	–	372	438	18	18

Profit before tax	1,350	(36)	1,314	1,694	25	29

For footnotes, see page 132.

Reconciliation of reported and underlying items – Middle East and North Africa

	Year ended 31 December
	2013	2012	Change[2]
	US$m	US$m	%
Net interest income
Reported	1,486	1,470	1
Currency translation adjustment[1]		(43)
Acquisitions, disposals and dilutions	–	(8)

Underlying	1,486	1,419	5

Other operating income
Reported	49	(27)
Currency translation adjustment[1]		–
Acquisitions, disposals and dilutions	–	64

Underlying	49	37	32

Revenue[4]
Reported	2,503	2,430	3
Currency translation adjustment[1]		(63)
Own credit spread[3]	4	12
Acquisitions, disposals and dilutions	–	3

Underlying	2,507	2,382	5

117a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013	2012	Change[2]
	US$m	US$m	%
LICs[42]
Reported	42	(286)
Currency translation adjustment[1]		4
Acquisitions, disposals and dilutions	–	–

Underlying	42	(282)

Operating expenses
Reported	(1,289)	(1,166)	(11)
Currency translation adjustment[1]		23
Acquisitions, disposals and dilutions	–	15

Underlying	(1,289)	(1,128)	(14)

Underlying cost efficiency ratio	51.4%	47.4%

Profit before tax
Reported	1,694	1,350	25
Currency translation adjustment[1]		(36)
Own credit spread[3]	4	12
Acquisitions, disposals and dilutions	–	18

Underlying	1,698	1,344	26

For footnotes, see page 132.

117b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

In RBWM, we remained focused on growing Wealth Management revenues. We entered into a strategic alliance with Zurich Life International (‘Zurich’) in 2012 to provide wealth and general insurance products to our customers in the region. Our focus on foreign exchange resulted in increased transaction volumes, which provided us with higher Wealth Management revenues for 2012. In addition, we enhanced our internet banking capabilities in the UAE to provide improved security and rolled out our

117c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

digital solution for mobile banking in the region to allow customers greater accessibility.

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

117d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – Middle East and North Africa

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	1,432	(9)	1,423	1,470	3	3
Net fee income	627	(4)	623	595	(5)	(4)
Own credit spread[3]	14	–	14	(12)
Other income[7]	534	(1)	533	377	(29)	(29)

Net operating income[4]	2,607	(14)	2,593	2,430	(7)	(6)

LICs[42]	(293)	1	(292)	(286)	2	2

Net operating income	2,314	(13)	2,301	2,144	(7)	(7)

Operating expenses	(1,159)	6	(1,153)	(1,166)	(1)	(1)

Operating profit	1,155	(7)	1,148	978	(15)	(15)

Income from associates[43]	337	–	337	372	10	10

Profit before tax	1,492	(7)	1,485	1,350	(10)	(9)

For footnotes, see page 132.

Reconciliation of reported and underlying items – Middle East and North Africa

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %
Revenue[4]
Reported	2,430	2,607	(7)
Currency translation adjustment[1]		(14)
Own credit spread[3]	12	(14)
Acquisitions, disposals and dilutions	3	(79)

Underlying	2,445	2,500	(2)

LICs[42]
Reported	(286)	(293)	2
Currency translation adjustment[1]		1
Acquisitions, disposals and dilutions	–	–

Underlying	(286)	(292)	2

Operating expenses
Reported	(1,166)	(1,159)	(1)
Currency translation adjustment[1]		6
Acquisitions, disposals and dilutions	15	25

Underlying	(1,151)	(1,128)	(2)

Underlying cost efficiency ratio	47.1%	45.1%

Profit before tax
Reported	1,350	1,492	(10)
Currency translation adjustment[1]		(7)
Own credit spread[3]	12	(14)
Acquisitions, disposals and dilutions	18	(54)

Underlying	1,380	1,417	(3)

For footnotes, see page 132.

117e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income	585	486	390	–	4	21	1,486

Net fee income/(expense)	161	269	197	–	(5)	–	622

Trading income excluding net interest income	59	85	220	–	–	–	364
Net interest income/(expense) on trading activities	–	–	14	–	–	(21)	(7)

Net trading income[44]	59	85	234	–	–	(21)	357

Net income from financial instruments designated at fair value	–	–	–	–	(2)	–	(2)
Gains less losses from financial investments	–	–	(18)	–	–	–	(18)
Dividend income	–	–	9	–	–	–	9
Other operating income	25	30	15	–	99	(120)	49

Total operating income	830	870	827	–	96	(120)	2,503

Net insurance claims[50]	–	–	–	–	–	–	–

Net operating income[4]	830	870	827	–	96	(120)	2,503

Loan impairment (charges)/recoveries and other credit risk provisions	(49)	(20)	110	1	–	–	42

Net operating income	781	850	937	1	96	(120)	2,545

Total operating expenses	(606)	(350)	(256)	–	(197)	120	(1,289)

Operating profit/(loss)	175	500	681	1	(101)	–	1,256

Share of profit in associates and joint ventures	83	145	188	15	7	–	438

Profit/(loss) before tax	258	645	869	16	(94)	–	1,694

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.9	3.8	0.1	(0.4)		7.5
Cost efficiency ratio	73.0	40.2	31.0	–	205.2		51.5

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	6,152	11,814	9,241	–	4		27,211
Total assets	7,016	13,776	39,302	64	3,340	(2,688)	60,810
Customer accounts	18,771	12,402	7,432	1	77		38,683

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income	597	492	367	1	42	(29)	1,470

Net fee income/(expense)	164	279	160	1	(9)	–	595

Trading income excluding net interest income	68	94	208	–	3	–	373
Net interest income/(expense) on trading activities	–	2	30	–	(44)	29	17

Net trading income[44]	68	96	238	–	(41)	29	390

Net income from financial instruments designated at fair value	–	–	–	–	(12)	–	(12)
Gains less losses from financial investments	–	–	9	–	–	–	9
Dividend income	–	–	5	–	–	–	5
Other operating income/(expense)	(16)	21	14	1	47	(94)	(27)

Total operating income	813	888	793	3	27	(94)	2,430

Net insurance claims[50]	–	–	–	–	–	–	–

Net operating income[4]	813	888	793	3	27	(94)	2,430

Loan impairment charges and other credit risk provisions	(55)	(110)	(119)	(2)	–	–	(286)

Net operating income	758	778	674	1	27	(94)	2,144

Total operating expenses	(561)	(311)	(264)	–	(124)	94	(1,166)

Operating profit/(loss)	197	467	410	1	(97)	–	978

Share of profit in associates and joint ventures	55	120	171	9	17	–	372

Profit/(loss) before tax	252	587	581	10	(80)	–	1,350

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.2	2.8	2.8	–	(0.3)		6.5
Cost efficiency ratio	69.0	35.0	33.3	–	459.3		48.0

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,828	13,559	8,699	–	–		28,086
Total assets	6,562	15,651	36,582	50	6,840	(3,080)	62,605
Customer accounts	19,802	12,826	6,880	3	72		39,583

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income	589	496	371	2	2	(28)	1,432

Net fee income/(expense)	173	271	173	13	(3)	–	627

Trading income/(expense) excluding net interest income	62	95	266	1	(1)	–	423
Net interest income/(expense) on trading activities	–	–	32	–	(1)	28	59

Net trading income/(expense)[44]	62	95	298	1	(2)	28	482

Net income from financial instruments designated at fair value	–	–	–	–	10	–	10
Gains less losses from financial investments	1	1	(7)	–	(3)	–	(8)
Dividend income	1	1	3	–	–	–	5
Other operating income/(expense)	22	11	11	(1)	124	(108)	59

Total operating income	848	875	849	15	128	(108)	2,607

Net insurance claims[50]	–	–	–	–	–	–	–

Net operating income[4]	848	875	849	15	128	(108)	2,607

Loan impairment charges and other credit risk provisions	(126)	(116)	(51)	–	–	–	(293)

Net operating income	722	759	798	15	128	(108)	2,314

Total operating expenses	(535)	(320)	(295)	(21)	(96)	108	(1,159)

Operating profit/(loss)	187	439	503	(6)	32	–	1,155

Share of profit in associates and joint ventures	60	98	140	4	35	–	337

Profit/(loss) before tax	247	537	643	(2)	67	–	1,492

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.5	2.9	–	0.3		6.8
Cost efficiency ratio	63.1	36.6	34.7	140.0	75.0		44.5

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	4,921	12,446	8,479	26	3		25,875
Total assets	6,549	14,556	34,676	72	4,792	(3,181)	57,464
Customer accounts	18,549	10,943	6,703	114	113		36,422
For footnotes, see page 132.

119a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A., and HSBC Finance, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	5,742	8,117	11,480
Net fee income	2,143	2,513	3,308
Net trading income/(expense)	948	507	(362)
Gains on disposals of US branch network and cards business	–	4,012	–
Other income/(expense)	(30)	(456)	1,574

Net operating income[4]	8,803	14,693	16,000

LICs[42]	(1,197)	(3,457)	(7,016)

Net operating income	7,606	11,236	8,984

Total operating expenses	(6,416)	(8,940)	(8,919)

Operating profit	1,190	2,296	65

Income from associates[43]	31	3	35

Profit before tax	1,221	2,299	100

Cost efficiency ratio	72.9	60.8%	55.7%
RoRWA[36]	0.5%	0.8%	–

Year-end staff numbers	20,871	22,443	30,981

14%

growth in revenues from collaboration

between CMB and GB&M

Completed sales:

US$5.7bn of real estate secured loans;

US$3.7bn non-real estate

personal loan portfolio; and

US$1.6bn US insurance business

Best Regional Cash Manager

in North America

(Euromoney Awards for Excellence 2013)

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In the US, real GDP rose by 1.9% in 2013, after 2.8% growth in 2012. Both consumer spending and business fixed investment grew at a moderate pace in 2013. Residential investment rose by 12.1% in 2013, following 12.9% growth in 2012. Sales of new and existing homes increased in 2013, and average national home prices rose over the course of the year. Export growth slowed to 2.8% in 2013 from 3.5% in 2012. Budgetary caps on federal spending contributed to a 5.1% decline in federal government expenditure in 2013, in real terms. State and local government expenditure also contracted, though by less than in 2012. The unemployment rate fell during the year reaching 6.7% in December although, in part, this reflected the long-term unemployed leaving the labour market rather than job creation. Both headline and core CPI inflation moderated in 2013 as subdued growth in hourly wages continued to constrain labour costs. A lack of consensus between the main political parties about how best to reduce the US fiscal deficit led to a government ‘shutdown’ on 1 October. An agreement was finally reached on 16 October which allowed the US debt ceiling to be raised and ended the shutdown. The Federal Reserve Board continued to pursue a highly accommodative monetary policy in 2013, keeping the Federal Funds rate in a zero to 0.25% range. It continued with monthly purchases of longer-term treasury securities and agency mortgage-backed securities but announced in December that it would begin to ‘taper’ asset purchases from January 2014.

The Canadian economy grew by 1.6% during the first three quarters of 2013, down from 1.9% in the comparable period in 2012. Led by auto sales, consumer spending rose by 1.8%, contributing 1.2 percentage points to the expansion in 2013. Exports grew by 1.0% in 2013, which was well below the 3% export growth in 2012. Housing starts fell by 14% in 2013 though the level of activity improved during the year after a very weak start. The annual rate of CPI inflation remained close to 1% throughout the year, well below the Bank of Canada’s 2% inflation target. The Bank of Canada’s policy rate has remained at 1% since September 2010.

Review of performance

Our operations in North America reported a profit before tax of US$1.2bn in 2013, compared with US$2.3bn in 2012 on both a reported and constant currency basis.

Reported profits in both years included gains and losses on disposal of businesses not aligned to our long-term strategy, notably gains in the US of

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
US	(358)	296	633	53	(350)	274
Canada	131	506	280	–	(3)	914
Bermuda	20	(16)	16	4	9	33

	(207)	786	929	57	(344)	1,221

2012
US	2,746	637	661	72	(2,901)	1,215
Canada	207	577	314	(1)	(16)	1,081
Bermuda	42	(15)	(18)	1	(7)	3

	2,995	1,199	957	72	(2,924)	2,299

2011
US	(2,861)	431	567	83	782	(998)
Canada	147	545	265	–	8	965
Bermuda	49	26	43	7	9	134
Other	–	–	–	–	(1)	(1)

	(2,665)	1,002	875	90	798	100

US$3.1bn and US$864m following the sales of the CRS business and 195 non-strategic retail branches, respectively, in 2012.

On an underlying basis, pre-tax profit was US$1.6bn in 2013 compared with a pre-tax loss of US$1.5bn in 2012. This was mainly due to a decline in loan impairment charges in 2013 in the US, primarily in the CML portfolio, and a reduction in operating expenses, as 2012 included a US$1.5bn expense as part of the settlement of investigations into inadequate compliance with AML laws in the past. These were partly offset by losses on certain portfolio disposals described further below.

Underlying profit before tax in Canada reduced due to the closure to new business in 2012 of the Canadian consumer finance company and lower revenues, reflecting spread compression due to the low interest rate environment and competitive market. These were partly offset by lower costs following cost control and sustainable savings from organisational effectiveness initiatives.

We continued to make progress in our strategy to accelerate the run-off and sales of our CML portfolio, and simplify operations. We completed the sale of the CML non-real estate personal loan portfolio with an unpaid principal balance of US$3.7bn on 1 April 2013 and recognised a loss on sale of US$271m. We completed the sales of several tranches of real estate secured accounts with an aggregate unpaid principal balance of US$5.7bn during 2013 and recognised a cumulative loss on sale of US$153m. Gross lending balances in the CML portfolio, including loans held for sale, at 31 December 2013 were US$30.4bn, a decline of US$12.3bn from 31 December 2012.

We identified real estate secured loan balances with unpaid principal of US$3.5bn that we plan to actively market in multiple transactions over the next 15 months. The carrying value of these loans was approximately US$230m greater than their estimated fair value at 31 December 2013.

In the US, we made progress on re-engineering our processes, such as account opening and customer information management, creating standardisation and alignment with our target business and operating models and a simpler relationship experience for our customers. The US has been at the forefront of foundational work to implement Global Standards. We also launched a US$1bn SME fund in CMB to support those businesses that trade or aspire to trade internationally.

In Canada, we continued to deliver internationally oriented organic business growth and streamlined processes and procedures. In CMB, we focused on positioning ourselves as the leading international trade and business bank, and deployed several new Global Trade products to assist international clients with working capital management. In GB&M, we launched Project and Export Financing and had a strong pipeline of business going into 2014. In RBWM, we continued to work on increasing the Premier customer base, resulting in 3% growth.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net interest income decreased by 29% to US$5.7bn, primarily due to the sale of the CRS business and retail branches, lower average lending balances from the continued run-off of the CML portfolio and other portfolio disposals during the year, lower reinvestment rates in Balance Sheet Management and the closure of the Canada consumer finance company to new business in 2012.

Net fee income decreased by 14% to US$2.1bn, primarily due to the sale of the CRS business and the retail branches in 2012 and the expiry of the majority of the Transition Servicing Agreements with the buyer of the CRS business. This was partly offset by favourable adjustments to mortgage servicing rights valuations as a result of interest rate increases in 2013.

Net trading income was US$948m, an increase of 89%, primarily due to favourable fair value movements on non-qualifying hedges in HSBC Finance of US$315m in 2013 due to a rise in interest rates (compared with adverse movements of US$227m in 2012) and lower provisions for mortgage loan repurchase obligations related to loans previously sold. The increase was partly offset by a loss of US$199m arising from the early termination of qualifying accounting hedges in 2013 as a result of expected changes in funding.

Net trading income increased in GB&M as a result of favourable fair value movements on structured liabilities, in addition to higher Credit trading revenue from revaluation gains on securities, monoline reserve releases in the legacy portfolio and reduced losses from credit default swaps. Net trading income also benefited from the performance of economic hedges used to manage interest rate risk, which was positively affected by favourable interest rate movements. This was partly offset by lower Foreign Exchange revenue as a result of reduced trading volumes, and lower Rates trading revenue due to a decline in trading activities.

Net expense from financial instruments designated at fair value was US$288m compared with US$1.2bn in 2012. The increase was due to lower adverse fair value movements on our own debt designated at fair value as credit spreads tightened to a lesser extent in 2013 than in 2012.

Gains less losses from financial investments increased by 18% as Balance Sheet Management recognised higher gains on sales of available-for-sale debt securities as a result of the continued re-balancing of the portfolio for risk management purposes in the low interest rate environment.

Net earned insurance premiums decreased by US$159m due to the sale of our US insurance business. The reduction in net earned insurance premiums resulted in a corresponding decrease in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating expense was US$108m in 2013 compared with income of US$408m in 2012. This was primarily due to the loss of US$424m on the sales of the CML non-real estate personal loan portfolio and several tranches of real estate secured loans. In addition, the decrease reflected the sale of our US insurance business and the non-recurrence of the gain on sale of the full service retail brokerage business in Canada in 2012.

LICs decreased by US$2.3bn to US$1.2bn, mainly in the US due in part to improvements in housing market conditions. In addition, the decrease reflected lower lending balances from continued run-off and loan sales, and reduced levels of new impaired loans and delinquency in the CML portfolio. US$322m of the decline in loan impairment charges was due to the sale of the CRS business in 2012. These factors were partly offset by an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to writing off real estate loans to 12 months (previously a period of 10 months was used). In CMB, loan impairment charges increased by US$77m, reflecting higher collectively assessed charges in the US as a result of increased lending balances in key growth markets and higher individually assessed impairments on a small number of exposures mainly in Canada.

Operating expenses were US$2.5bn, 28% lower than in 2012, primarily due to the non-recurrence of a US$1.5bn settlement of investigations into inadequate compliance with AML laws in the past, lower average staff numbers and costs following business disposals in the US and Canada, and a reduction in litigation provisions and consultancy expenses in relation to US mortgage foreclosure servicing matters. Resources working on the independent foreclosure review were no longer required following the February 2013 Independent Foreclosure Review Settlement Agreement. We also achieved over US$330m of sustainable cost savings, primarily reflecting organisational effectiveness initiatives.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – North America

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	8,117	(42)	8,075	5,742	(29)	(29)
Net fee income	2,513	(18)	2,495	2,143	(15)	(14)
Net trading income	507	(6)	501	948	87	89
Own credit spread[3]	(1,090)	–	(1,090)	(226)	79	79
Other expense from financial instruments designated at fair value	(129)	–	(129)	(62)	52	52
Net income/(expense) from financial instruments designated at fair value	(1,219)	–	(1,219)	(288)	76	76
Gains on disposal of US branch network and US cards business	4,012	–	4,012	–	(100)	(100)
Gains less losses from financial investments	251	(1)	250	294	17	18
Net earned insurance premiums	193	–	193	34	(82)	(82)
Other operating income/(expense)(including dividend income)	467	3	470	(31)

Total operating income	14,841	(64)	14,777	8,842	(40)	(40)
Net insurance claims incurred and movement in liabilities to policyholders	(148)	–	(148)	(39)	74	74

Net operating income[4]	14,693	(64)	14,629	8,803	(40)	(40)

LICs[42]	(3,457)	6	(3,451)	(1,197)	65	65

Net operating income	11,236	(58)	11,178	7,606	(32)	(32)

Operating expenses	(8,940)	30	(8,910)	(6,416)	28	28

Operating profit	2,296	(28)	2,268	1,190	(48)	(48)

Income from associates[43]	3	–	3	31	933	933

Profit before tax	2,299	(28)	2,271	1,221	(47)	(46)

For footnotes, see page 132.

Reconciliation of reported and underlying items – North America

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %
Net interest income
Reported	5,742	8,117	(29)
Currency translation adjustment[1]		(42)
Acquisitions, disposals and dilutions	(14)	(1,433)

Underlying	5,728	6,642	(14)

Other operating income/(expense)
Reported	(108)	406
Currency translation adjustment[1]		3
Acquisitions, disposals and dilutions	97	(134)

Underlying	(11)	275

Revenue[4]
Reported	8,803	14,693	(40)
Currency translation adjustment[1]		(64)
Own credit spread[3]	226	1,090
Acquisitions, disposals and dilutions	89	(5,982)

Underlying	9,118	9,737	(6)

122a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %
LICs[42]
Reported	(1,197)	(3,457)	65
Currency translation adjustment[1]		6
Acquisitions, disposals and dilutions	–	325

Underlying	(1,197)	(3,126)	62

Operating expenses
Reported	(6,416)	(8,940)	28
Currency translation adjustment[1]		30
Acquisitions, disposals and dilutions	14	796

Underlying	(6,402)	(8,114)	21

Underlying cost efficiency ratio	70.2%	83.3%

Profit/(loss) before tax
Reported	1,221	2,299	(47)
Currency translation adjustment[1]		(28)
Own credit spread[3]	226	1,090
Acquisitions, disposals and dilutions	103	(4,861)

Underlying	1,550	(1,500)

For footnotes, see page 132.

122b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

In Canada, GDP growth slowed in 2012 to 2.0% from 2.6% in 2011. The slowdown in economic activity was particularly notable in the second half of the year. One factor contributing to the slowdown, which took effect in July 2012, was the introduction of measures by the federal government to cool the housing market by tightening mortgage lending conditions. House prices, home sales and housing starts declined after those initiatives came into force. In addition, exports fell sharply with the deceleration in global manufacturing activity and global trade, and temporary disruptions in energy production in Eastern Canada and capacity constraints on Western Canada pipelines. An uncertain US economic outlook together with weakness in key Canadian commodity prices and a sharp decline in corporate performance weighed on business investment. Headline CPI inflation fell steadily through the year to 1.5%, from 2.9% in 2011. Though the Bank of Canada slightly tightened monetary policy early in 2012, the economic slowdown and the decline in the rate of CPI inflation led the Bank to leave rates on hold throughout the year.

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

122c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

We made significant progress in disposing of businesses not aligned with our long-term strategy. On completing the sale of our US Card and Retail Services business, we transferred over 5,000 employees and certain real estate facilities to the purchaser. In addition, we entered into a transition services agreement to support some of the account servicing operations until all systems, processes and equipment are integrated into the purchaser’s existing infrastructure. We also completed the sale of the retail branches, principally in upstate New York, recognising gains of US$586m in RBWM and US$278m in CMB.

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

122d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

was partly offset by fees from the transition service agreement with the purchaser of the Card and Retail Services business and increased revenues from debt capital markets origination activity due to the strong debt issuance market.

Net trading income of US$507m was US$871m higher than in 2011, primarily due to lower adverse fair value movements on non-qualifying hedges in RBWM as long-term interest rates declined to a lesser extent than in 2011. This was partly offset by an increase from US$92m in 2011 to US$134m in 2012 of loss provisions for mortgage loan repurchase obligations related to loans previously sold.

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

122e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax – North America

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	11,480	(17)	11,463	8,117	(29)	(29)
Net fee income	3,308	(7)	3,301	2,513	(24)	(24)
Own credit spread[3]	970	–	970	(1,090)
Gains on disposal of US branch network and cards business	–	–	–	4,012
Other income[7]	242	–	242	1,141	371	371

Net operating income[4]	16,000	(24)	15,976	14,693	(8)	(8)

LICs[42]	(7,016)	1	(7,015)	(3,457)	51	51

Net operating income	8,984	(23)	8,961	11,236	25	25

Operating expenses	(8,919)	9	(8,910)	(8,940)	–	–

Operating profit	65	(14)	51	2,296

Income from associates[43]	35	–	35	3	(91)	(91)

Profit before tax	100	(14)	86	2,299

For footnotes, see page 132.

Reconciliation of reported and underlying items – North America

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %
Revenue[4]
Reported	14,693	16,000	(8)
Currency translation adjustment[1]		(24)
Own credit spread[3]	1,090	(970)
Acquisitions, disposals and dilutions	(5,924)	(6,001)

Underlying	9,859	9,005	9

LICs[42]
Reported	(3,457)	(7,016)	51
Currency translation adjustment[1]		1
Acquisitions, disposals and dilutions	324	1,599

Underlying	(3,133)	(5,416)	42

Operating expenses

Reported	(8,940)	(8,919)	–
Currency translation adjustment[1]		9
Acquisitions, disposals and dilutions	712	2,210

Underlying	(8,228)	(6,700)	(23)

Underlying cost efficiency ratio	83.5%	74.4%

Profit/(loss) before tax
Reported	2,299	100
Currency translation adjustment[1]		(14)
Own credit spread[3]	1,090	(970)
Acquisitions, disposals and dilutions	(4,888)	(2,192)

Underlying	(1,499)	(3,076)	51

For footnotes, see page 132.

122f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking[53] US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income	3,483	1,430	582	195	89	(37)	5,742

Net fee income	605	593	741	125	79	–	2,143

Trading income excluding net interest income	48	40	613	19	7	–	727
Net interest income on trading activities	11	1	172	–	–	37	221

Net trading income[44]	59	41	785	19	7	37	948

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(288)	–	(288)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–

Net expense from financial instruments designated at fair value	–	–	–	–	(288)	–	(288)
Gains less losses from financial investments	4	–	282	–	8	–	294
Dividend income	12	9	48	4	4	–	77
Net earned insurance premiums	34	–	–	–	–	–	34
Other operating income/(expense)	(454)	–	229	1	1,829	(1,713)	(108)

Total operating income	3,743	2,073	2,667	344	1,728	(1,713)	8,842

Net insurance claims[50]	(39)	–	–	–	–	–	(39)

Net operating income[4]	3,704	2,073	2,667	344	1,728	(1,713)	8,803

Loan impairment charges and other credit risk provisions	(950)	(223)	(20)	(4)	–	–	(1,197)

Net operating income	2,754	1,850	2,647	340	1,728	(1,713)	7,606

Total operating expenses	(2,960)	(1,096)	(1,718)	(283)	(2,072)	1,713	(6,416)

Operating profit/(loss)	(206)	754	929	57	(344)	–	1,190

Share of profit/(loss) in associates and joint ventures	(1)	32	–	–	–	–	31

Profit/(loss) before tax	(207)	786	929	57	(344)	–	1,221

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.9)	3.5	4.1	0.3	(1.6)		5.4
Cost efficiency ratio	79.9	52.9	64.4	82.3	119.9		72.9

Balance sheet data[40]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[34]	66,192	37,735	51,746	5,956	–		161,629
Total assets	82,530	45,706	313,701	8,542	13,211	(31,655)	432,035
Customer accounts reported in:
– customer accounts[34]	53,600	49,225	79,799	13,871	–		196,495

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking[53] US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m
Profit/(loss) before tax

Net interest income	5,481	1,443	948	192	118	(65)	8,117

Net fee income	923	562	716	124	188	–	2,513

Trading income/(expense) excluding net interest income	(216)	47	466	20	16	–	333
Net interest income on trading activities	17	1	91	–	–	65	174

Net trading income/(expense)[44]	(199)	48	557	20	16	65	507

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(1,219)	–	(1,219)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–

Net expense from financial instruments designated at fair value	–	–	–	–	(1,219)	–	(1,219)
Gains less losses from financial investments	27	–	223	(7)	8	–	251
Dividend income	15	11	32	3	–	–	61
Net earned insurance premiums	193	–	–	–	–	–	193
Gains on disposal of US branch network and cards business	3,735	277	–	–	–	–	4,012
Other operating income	173	149	191	5	1,787	(1,899)	406

Total operating income	10,348	2,490	2,667	337	898	(1,899)	14,841

Net insurance claims[50]	(148)	–	–	–	–	–	(148)

Net operating income[4]	10,200	2,490	2,667	337	898	(1,899)	14,693

Loan impairment (charges)/recoveries and other credit risk provisions	(3,241)	(148)	(71)	3	–	–	(3,457)

Net operating income	6,959	2,342	2,596	340	898	(1,899)	11,236

Total operating expenses	(3,966)	(1,144)	(1,639)	(268)	(3,822)	1,899	(8,940)

Operating profit/(loss)	2,993	1,198	957	72	(2,924)	–	2,296

Share of profit in associates and joint ventures	2	1	–	–	–	–	3

Profit/(loss) before tax	2,995	1,199	957	72	(2,924)	–	2,299

	%	%	%	%	%		%

Share of HSBC’s profit before tax	14.5	5.8	4.6	0.3	(14.2)		11.1
Cost efficiency ratio	38.9	45.9	61.5	79.5	425.6		60.8

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	76,414	36,387	22,498	5,457	–		140,756
Total assets	101,103	48,604	345,040	8,828	12,659	(25,987)	490,247
Customer accounts reported in:
– customer accounts	57,758	48,080	29,595	13,553	51		149,037

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking[57] US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income	8,931	1,528	893	187	9	(68)	11,480

Net fee income/(expense)	1,836	551	773	149	(1)	–	3,308

Trading income/(expense) excluding net interest income	(946)	34	261	17	(26)	–	(660)
Net interest income/(expense) on trading activities	25	1	205	–	(1)	68	298

Net trading income/(expense)[44]	(921)	35	466	17	(27)	68	(362)

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	967	–	967
Net income/(expense) from other financial instruments designated at fair value	–	–	(5)	–	2	–	(3)

Net income/(expense) from financial instruments designated at fair value	–	–	(5)	–	969	–	964
Gains less losses from financial investments	58	7	195	–	2	–	262
Dividend income	15	9	13	3	–	–	40
Net earned insurance premiums	236	–	–	–	–	–	236
Other operating income	(125)	110	193	11	2,244	(2,207)	226

Total operating income	10,030	2,240	2,528	367	3,196	(2,207)	16,154

Net insurance claims[50]	(154)	–	–	–	–	–	(154)

Net operating income[4]	9,876	2,240	2,528	367	3,196	(2,207)	16,000

Loan impairment (charges)/recoveries and other credit risk provisions	(6,929)	(105)	(11)	30	(1)	–	(7,016)

Net operating income	2,947	2,135	2,517	397	3,195	(2,207)	8,984

Total operating expenses	(5,615)	(1,166)	(1,642)	(307)	(2,396)	2,207	(8,919)

Operating profit/(loss)	(2,668)	969	875	90	799	–	65

Share of profit/(loss) in associates and joint ventures	3	33	–	–	(1)	–	35

Profit/(loss) before tax	(2,665)	1,002	875	90	798	–	100

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(12.2)	4.6	4.0	0.4	3.7		0.5
Cost efficiency ratio	56.9	52.1	65.0	83.7	75.0		55.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	86,490	32,215	19,289	4,753	–		142,747
– assets held for sale (disposal groups)	31,058	520	–	–	–		31,578
Total assets	144,278	43,747	320,783	7,138	10,378	(22,022)	504,302
Customer accounts reported in:
– customer accounts	63,558	47,003	30,465	14,862	94		155,982
– liabilities of disposal groups held for sale	10,104	5,040	–	–	–		15,144

For footnotes, see page 132.

124a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A. and HSBC Bank Argentina S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico and Argentina.

	2013 US$m	2012 US$m	2011 US$m

Net interest income	6,186	6,984	6,956
Net fee income	1,701	1,735	1,781
Net trading income	936	971	1,378
Other income	1,745	1,261	1,338

Net operating income[4]	10,568	10,951	11,453

LICs[42]	(2,666)	(2,137)	(1,883)

Net operating income	7,902	8,814	9,570

Total operating expenses	(5,930)	(6,430)	(7,255)

Operating profit	1,972	2,384	2,315

Income from associates[43]	–	–	–

Profit before tax	1,972	2,384	2,315

Cost efficiency ratio	56.1%	58.7%	63.3%
RoRWA[36]	2.0%	2.4%	2.3%

Year-end staff numbers	42,542	46,556	54,035

Best Infrastructure Bank

in Latin America

(LatinFinance Awards, 2013)

Gain of

US$1.1bn

on the sale of our

operations in Panama

Over

US$200m

of sustainable cost savings

For footnotes, see page 132.

The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In Latin America, average GDP growth fell to 2.4% in 2013 from 2.9% in 2012. Brazil’s GDP growth accelerated from 1% in 2012 to above 2% by the end of 2013. However, this was the third year of below-trend growth. Brazil’s growing current account deficit raised concerns during the summer. The resulting capital flight and decline in the currency served to put further upward pressure on prices, pushing CPI inflation above the mid-point of the central bank’s target for the fourth consecutive year.

Mexico saw a material slowdown in economic activity in 2013, with GDP growth likely to have slowed to 1.3% from 3.9% in 2012. Inflationary pressures remained subdued and Banco de México cut its key policy rate to 3.5% from 4.5% at the start of the year. However, a significant number of structural reforms should aid the long-term performance of the Mexican economy.

The Argentinian economy accelerated in 2013 following a good agricultural harvest and a modest recovery in the Brazilian economy. Structural problems became increasingly evident with high inflation and, eventually, currency weakness.

Review of performance

In Latin America, reported profit before tax of US$2.0bn was US$412m lower than in 2012, and US$239m lower on a constant currency basis.

On an underlying basis, which excludes the US$1.1bn gain on the sale of our operations in Panama and the effect of other non-strategic business disposals, pre-tax profits decreased by US$1.2bn. This was driven by a US$714m rise in loan impairment charges and a decline in revenue of US$348m, in part reflecting adverse movements in the PVIF asset compared with 2012.

We made significant progress on repositioning our business in the region, with a particular focus on our priority growth markets of Brazil, Mexico and Argentina. We also completed the disposal of operations in Panama, Peru and Paraguay, along with the sale of a portfolio of our non-life insurance assets and liabilities and a non-strategic business in Mexico. We expect to complete the sale of our operations in Colombia and Uruguay in 2014, subject to regulatory approvals.

While our performance was affected by slower economic growth and inflationary pressures, we continued to implement the Group’s strategy in our core priority markets in order to reposition our portfolios. We made significant progress in exiting

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Argentina	97	142	170	–	(1)	408
Brazil	(114)	(43)	514	5	(11)	351
Mexico	154	(160)	115	(3)	11	117
Panama	335	522	362	2	(37)	1,184
Other	(46)	3	6	(3)	(48)	(88)

	426	464	1,167	1	(86)	1,972

2012
Argentina	209	169	174	–	(46)	506
Brazil	94	359	696	17	(43)	1,123
Mexico	338	176	201	2	(18)	699
Panama	29	62	48	2	–	141
Other	(62)	(15)	34	(1)	(41)	(85)

	608	751	1,153	20	(148)	2,384

2011
Argentina	91	107	148	–	(2)	344
Brazil	241	566	515	13	(105)	1,230
Mexico	403	129	268	4	(178)	626
Panama	23	59	52	3	(9)	128
Other	(55)	6	66	–	(30)	(13)

	703	867	1,049	20	(324)	2,315

certain businesses and products, strengthening transaction monitoring and account opening, and investing in improved compliance across the region.

In Brazil, we focused on growing secured lending balances for corporates and Premier customers in order to increase connectivity and reduce our risk exposure. We tightened origination criteria in unsecured lending in RBWM, resulting in slower loan growth, and in Business Banking, where volumes declined. We were awarded ‘Best Debt House in Brazil’ by Euromoney, and received the ‘Best Infrastructure Financing in Brazil’ award from LatinFinance in GB&M.

In Mexico, we increased our market share in personal lending, and launched a successful residential mortgage campaign in RBWM. In CMB, we launched a new US$1bn SME fund to support businesses that trade or aspire to trade internationally, and approved lending of US$274m. We grew revenue from collaboration between CMB and GB&M by 11%, were awarded the ‘Best Domestic Cash Manager’ award by Euromoney and won two awards for Infrastructure Financing from LatinFinance.

In Argentina, we continued to manage our business conservatively as the economic environment remained challenging. We focused on GB&M and corporate CMB customers, and tightened credit origination criteria and strengthened our collections capabilities in Business Banking and RBWM.

Net interest income decreased by US$358m, driven by the effect of the disposal of non-strategic businesses and a decline in Brazil, partly offset by growth in Argentina.

Net interest income decreased in Brazil due to a shift to lower yielding assets in CMB with reduced lending balances in Business Banking as we focused on growing secured balances for corporates. The reduction in net interest income in RBWM reflected lower average lending balances as a result of more restrictive origination criteria, which included reducing credit limits where appropriate, the rundown of non-strategic portfolios and a change in the product mix towards more secured assets. In addition, spreads were narrower in CMB reflecting competition, notably in working capital products. Net interest income also decreased in Balance Sheet Management due to lower reinvestment rates.

In Argentina, higher net interest income was driven by increased average credit card and personal lending balances, coupled with higher deposits in RBWM and CMB, both reflecting successful sales and marketing campaigns launched during 2013.

In Mexico, net interest income remained broadly unchanged. It decreased in CMB reflecting large

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

prepayments relating to a small number of corporates, and in GB&M as maturing investments were renewed at lower reinvestment rates. These falls were offset by an increase in RBWM as the launch of successful sales campaigns resulted in higher average lending balances, notably in payroll and personal lending.

Net fee income increased by 4%, mainly in Argentina. This was driven by business growth, notably in Payments and Cash Management, and the sale of the non-life insurance business which resulted in the non-recurrence of sales commissions previously paid to third party distribution channels. In Brazil and Mexico, fees rose, mainly in RBWM, where higher volumes and re-pricing initiatives drove fee increases in current accounts and credit cards.

Net trading income increased by US$39m, primarily reflecting favourable results in GB&M in Argentina and Brazil. This was partly offset by lower average trading assets as maturing investments in Brazil were not renewed.

Net income from financial instruments designated at fair value decreased by US$274m, notably in Brazil, as a result of lower investment gains due to market movements. To the extent that these investment gains were attributed to policyholders there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments fell by 62% due to lower gains on disposal of available-for-sale government debt securities in Balance Sheet Management and the non-recurrence of the gain on sale of shares in a non-strategic investment in 2012.

Net earned insurance premiums decreased by 19%, driven by lower sales of unit-linked pension products in Brazil. Premiums also fell in Argentina as a result of the sale of the non-life insurance business in 2012. The reduction in net earned insurance premiums resulted in a corresponding decrease in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income increased by US$910m, driven by the US$1.1bn gain on the sale of our operations in Panama. This was partly offset by a significant reduction in the PVIF asset due to an increase in lapse rates and interest rate movements in Brazil and Mexico, and the non-recurrence of the favourable effect of the recognition of a PVIF asset in Brazil in 2012.

LICs increased by US$693m, primarily in Mexico due to specific impairments in CMB relating to homebuilders from a change in the public housing policy, and higher collective impairments in RBWM as a result of increased volumes and higher delinquency in our unsecured lending portfolio. In Brazil, LICs increased due to changes to the impairment model and assumption revisions for restructured loan account portfolios in RBWM and CMB, following a realignment of local practices to Group standard policy. LICs were also adversely affected by higher specific impairments in CMB across a number of corporate exposures. These factors were partly offset by improvements in credit quality in Brazil following the modification of credit strategies in previous years to mitigate rising delinquency rates.

Operating expenses decreased by US$112m as a result of business disposals, continued strict cost control and progress with our organisational effectiveness programmes which resulted in sustainable cost savings of over US$200m. The decrease was largely offset by the effect of inflationary pressures, union-agreed salary increases in Brazil and Argentina, and higher compliance and risk costs from the implementation of Global Standards and portfolio repositioning, notably in Mexico.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit/(loss) before tax – Latin America

	2012 as reported US$m	Currency translation adjustment[1] US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	6,984	(440)	6,544	6,186	(11)	(5)
Net fee income	1,735	(98)	1,637	1,701	(2)	4
Net trading income	971	(74)	897	936	(4)	4
Own credit spread[3]	–	–	–	–
Other income/(expense) from financial instruments designated at fair value	667	(67)	600	326	(51)	(46)
Net income/(expense) from financial instruments designated at fair value	667	(67)	600	326	(51)	(46)
Gains less losses from financial investments	227	(11)	216	82	(64)	(62)
Net earned insurance premiums	2,452	(203)	2,249	1,830	(25)	(19)
Other operating income (including dividend income)	268	(49)	219	1,124	319	413

Total operating income	13,304	(942)	12,362	12,185	(8)	(1)
Net insurance claims incurred and movement in liabilities to policyholders	(2,353)	217	(2,136)	(1,617)	31	24

Net operating income[4]	10,951	(725)	10,226	10,568	(3)	3

LICs[42]	(2,137)	164	(1,973)	(2,666)	(25)	(35)

Net operating income	8,814	(561)	8,253	7,902	(10)	(4)

Operating expenses	(6,430)	388	(6,042)	(5,930)	8	2

Operating profit	2,384	(173)	2,211	1,972	(17)	(11)

Income from associates[43]	–	–	–	–	–	–

Profit before tax	2,384	(173)	2,211	1,972	(17)	(11)
For footnotes, see page 132.

Reconciliation of reported and underlying items – Latin America

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %

Net interest income
Reported net interest income	6,186	6,984	(11)
Currency translation adjustment[1]		(440)
Acquisitions, disposals and dilutions	(277)	(561)

Underlying net interest income	5,909	5,983	(1)

Other operating income
Reported other operating income	1,115	253	341
Currency translation adjustment[1]		(48)
Acquisitions, disposals and dilutions	(1,123)	(14)

Underlying other operating income	(8)	191

Revenue[4]
Reported revenue	10,568	10,951	(3)
Currency translation adjustment[1]		(725)
Acquisitions, disposals and dilutions	(1,495)	(805)

Underlying revenue	9,073	9,421	(4)

127a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Year ended 31 December
	2013 US$m	2012 US$m	Change[2] %

LICs[42]
Reported	(2,666)	(2,137)	(25)
Currency translation adjustment[1]		164
Acquisitions, disposals and dilutions	32	53

Underlying	(2,634)	(1,920)	(37)

Operating expenses
Reported	(5,930)	(6,430)	8
Currency translation adjustment[1]		388
Acquisitions, disposals and dilutions	239	488

Underlying	(5,691)	(5,554)	(2)
Underlying cost efficiency ratio	62.7%	59.0%

Profit before tax
Reported	1,972	2,384	(17)
Currency translation adjustment[1]		(173)
Acquisitions, disposals and dilutions	(1,224)	(264)

Underlying	748	1,947	(62)

For footnotes, see page 132.

127b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2012 compared with 2011

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

On an underlying basis, pre-tax profits rose by 19%, primarily due to increased revenues across all global businesses, partly offset by higher loan impairment charges. In RBWM, the revenue increase reflected growth in average lending balances in Argentina and a higher yielding portfolio mix in Brazil while, in CMB, it resulted from continued balance sheet growth in Brazil which was driven by a strong demand for trade-related lending and higher balances of Payment and Cash Management current accounts in Argentina. In addition, there were higher Balance Sheet Management revenues in Brazil following a downward movement in interest rates which lowered the cost of funding. In Brazil, loan impairment charges rose, primarily as a result of increased delinquency rates in RBWM and CMB, particularly in the Business Banking portfolio, reflecting lower economic growth in 2012. Loan impairment charges improved during the second half of 2012, mainly due to lower collective portfolio provisions in Brazil.

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

127c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In GB&M, we continued to target international corporate customers throughout Latin America. We were awarded ‘First place in International Debt Capital Markets’ by the Brazilian Financial and Capital Markets Association and ‘Best Project Finance House in Latin America’ from Euromoney. We also maintained a strong presence in the foreign exchange and derivatives markets.

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

Net insurance claims incurred and movement in liabilities to policyholders increased by 15%, driven

127d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

by higher net investment gains on the fair value of the assets held to support policyholder contracts. In addition, liabilities to policyholders were established for new business, reflecting the increase in premiums in Brazil, though this was partly offset by the disposal of the general insurance business in Argentina in 2012.

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

127e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit/(loss) before tax – Latin America

	2011 as reported US$m	Currency translation adjustment[1] US$m	2011 at 2012 exchange rates US$m	2012 as reported US$m	Reported change[2] %	Constant currency change[2] %

Net interest income	6,956	(709)	6,247	6,984	–	12
Net fee income	1,781	(174)	1,607	1,735	(3)	8
Other income[7]	2,716	(333)	2,383	2,232	(18)	(6)

Net operating income[4]	11,453	(1,216)	10,237	10,951	(4)	7

LICs[42]	(1,883)	221	(1,662)	(2,137)	(13)	(29)

Net operating income	9,570	(995)	8,575	8,814	(8)	3

Operating expenses	(7,255)	742	(6,513)	(6,430)	11	1

Operating profit	2,315	(253)	2,062	2,384	3	16

Income from associates[43]	–	–	–	–	–	–

Profit before tax	2,315	(253)	2,062	2,384	3	16

For footnotes, see page 132.

Reconciliation of reported and underlying items – Latin America

	Year ended 31 December
	2012 US$m	2011 US$m	Change[2] %
Revenue[4]
Reported	10,951	11,453	(4)
Currency translation adjustment[1]		(1,216)
Acquisitions, disposals and dilutions	(343)	(492)

Underlying	10,608	9,745	9

LICs[42]
Reported	(2,137)	(1,883)	(13)
Currency translation adjustment[1]		221
Acquisitions, disposals and dilutions	16	16

Underlying	(2,121)	(1,646)	(29)

Operating expenses
Reported	(6,430)	(7,255)	11
Currency translation adjustment[1]		742
Acquisitions, disposals and dilutions	183	295

Underlying	(6,247)	(6,218)	–

Underlying cost efficiency ratio	58.9%	63.8%

Profit before tax
Reported	2,384	2,315	3
Currency translation adjustment[1]		(253)
Acquisitions, disposals and dilutions	(144)	(181)

Underlying	2,240	1,881	19

For footnotes, see page 132.

127f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	3,776	1,828	775	24	(12)	(205)	6,186

Net fee income	952	548	168	32	1	–	1,701

Trading income/(expense) excluding net interest income	138	117	456	4	(4)	–	711
Net interest income on trading activities	–	–	20	–	–	205	225

Net trading income/(expense)[44]	138	117	476	4	(4)	205	936

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	264	61	1	–	–	–	326

Net income from financial instruments designated at fair value	264	61	1	–	–	–	326
Gains less losses from financial investments	–	1	81	–	–	–	82
Dividend income	5	3	1	–	–	–	9
Net earned insurance premiums	1,464	360	6	–	–	–	1,830
Other operating income	312	485	310	1	196	(189)	1,115

Total operating income	6,911	3,403	1,818	61	181	(189)	12,185

Net insurance claims[50]	(1,323)	(291)	(3)	–	–	–	(1,617)

Net operating income[4]	5,588	3,112	1,815	61	181	(189)	10,568

Loan impairment charges and other credit risk provisions	(1,552)	(1,062)	(52)	–	–	–	(2,666)

Net operating income	4,036	2,050	1,763	61	181	(189)	7,902

Total operating expenses	(3,610)	(1,586)	(596)	(60)	(267)	189	(5,930)

Operating profit/(loss)	426	464	1,167	1	(86)	–	1,972

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	426	464	1,167	1	(86)	–	1,972

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.9	2.0	5.2	–	(0.4)		8.7
Cost efficiency ratio	64.6	51.0	32.8	98.4	147.5		56.1

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	13,616	19,923	10,306	75	–		43,920
Total assets	30,584	30,001	52,977	337	634	(534)	113,999
Customer accounts	23,943	16,593	11,804	1,859	–		54,199

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	4,145	2,173	993	30	(2)	(355)	6,984

Net fee income	873	622	207	33	–	–	1,735

Trading income excluding net interest income	85	99	398	3	1	–	586
Net interest income on trading activities	–	–	29	–	1	355	385

Net trading income[44]	85	99	427	3	2	355	971

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	503	163	1	–	–	–	667

Net income from financial instruments designated at fair value	503	163	1	–	–	–	667
Gains less losses from financial investments	75	21	131	–	–	–	227
Dividend income	9	5	1	–	–	–	15
Net earned insurance premiums	1,985	450	17	–	–	–	2,452
Other operating income/(expense)	309	(9)	6	3	134	(190)	253

Total operating income	7,984	3,524	1,783	69	134	(190)	13,304

Net insurance claims[50]	(1,875)	(469)	(9)	–	–	–	(2,353)

Net operating income[4]	6,109	3,055	1,774	69	134	(190)	10,951

Loan impairment charges and other credit risk provisions	(1,541)	(581)	(13)	(2)	–	–	(2,137)

Net operating income	4,568	2,474	1,761	67	134	(190)	8,814

Total operating expenses	(3,960)	(1,723)	(608)	(47)	(282)	190	(6,430)

Operating profit/(loss)	608	751	1,153	20	(148)	–	2,384

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	608	751	1,153	20	(148)	–	2,384

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.9	3.6	5.6	0.1	(0.7)		11.6
Cost efficiency ratio	64.8	56.4	34.3	68.1	210.4		58.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	17,236	25,379	10,903	91	–		53,609
Total assets	36,141	35,507	58,272	570	1,110	(323)	131,277
Customer accounts	28,688	20,834	12,604	4,430	–		66,556

For footnotes, see page 132.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[49] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	4,519	2,229	882	25	(7)	(692)	6,956

Net fee income	939	610	196	36	–	–	1,781

Trading income/(expense) excluding net interest income	68	106	372	5	(7)	–	544
Net interest income on trading activities	–	–	134	–	8	692	834

Net trading income[44]	68	106	506	5	1	692	1,378

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	424	124	2	–	–	–	550

Net income from financial instruments designated at fair value	424	124	2	–	–	–	550
Gains less losses from financial investments	11	1	124	1	–	–	137
Dividend income	10	3	1	–	–	–	14
Net earned insurance premiums	2,068	551	34	–	–	–	2,653
Other operating income	265	57	32	2	222	(250)	328

Total operating income	8,304	3,681	1,777	69	216	(250)	13,797

Net insurance claims[50]	(1,850)	(478)	(16)	–	–	–	(2,344)

Net operating income[4]	6,454	3,203	1,761	69	216	(250)	11,453

Loan impairment charges and other credit risk provisions	(1,369)	(501)	(12)	–	(1)	–	(1,883)

Net operating income	5,085	2,702	1,749	69	215	(250)	9,570

Total operating expenses	(4,382)	(1,835)	(700)	(49)	(539)	250	(7,255)

Operating profit/(loss)	703	867	1,049	20	(324)	–	2,315

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	703	867	1,049	20	(324)	–	2,315

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.2	4.0	4.8	0.1	(1.5)		10.6
Cost efficiency ratio	67.9	57.3	39.8	71.0	249.5		63.3

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,025	25,834	11,011	62	6		55,938
Total assets	39,231	38,410	66,241	1,660	417	(1,070)	144,889
Customer accounts	28,629	24,050	18,940	7,079	62		78,760

For footnotes, see page 132.

129a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other information

Funds under management and assets held in custody54

Funds under management

	2013	2012
	US$bn	US$bn
Funds under management
At 1 January	910	847
Net new money	(18)	5
Value change	34	49
Exchange and other	(5)	9

At 31 December	921	910

	At 31 December
	2013	2012
	US$bn	US$bn
Funds under management by business
Global Asset Management	420	425
Global Private Banking	282	288
Affiliates	5	3
Other	214	194

	921	910

For footnote, see page 132.

Funds under management (‘FuM’) at 31 December 2013 amounted to US$921bn, marginally higher than at 31 December 2012, reflecting favourable market movements which were largely offset by net outflows and adverse foreign exchange movements.

Global Asset Management funds of US$420bn at 31 December 2013 were marginally down on 31 December 2012 due to net outflows from liquidity funds, notably in the US and Europe as a result of continued low interest rate; adverse foreign exchange movements reflecting the strengthening of the US dollar against emerging market currencies; and other movements, including the amortisation and maturity of assets in an asset-backed securities mandate managed on behalf of GB&M. These factors were partly offset by strong inflows in fixed income products from our customers in Europe and Rest of Asia-Pacific and favourable movements in developed equity markets.

GPB funds decreased by 2% compared with 31 December 2012 to US$282bn. This was mainly due to negative net new money in Europe, which was driven by actions taken to refocus our client base towards higher net worth relationships, the adoption of new compliance and tax transparency standards and a large number of client withdrawals, particularly in Switzerland. These factors were partly offset by favourable market movements, notably in Europe, and positive net new money in Asia.

Other FuM increased by 10% to US$214bn, primarily due to favourable equity market movements.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2013, we held assets as custodian of US$6.2 trillion, 3% higher than the US$6.0 trillion held at 31 December 2012. This was mainly driven by increased new business and favourable market movements, partly offset by adverse foreign exchange movements.

Our assets under administration business, which includes the provision of bond and loan administration services as well as the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2013, the value of assets held under administration by the Group amounted to US$3.1 trillion, which was 6% higher than at 31 December 2012. This was mainly driven by increased new business and favourable market movements.

Property

At 31 December 2013, we operated from some 8,230 operational properties worldwide, of which approximately 2,110 were located in Europe, 2,515 in Hong Kong and Rest of Asia-Pacific, 500 in North America, 2,770 in Latin America and 335 in the Middle East and North Africa. These properties had an area of approximately 56.6m square feet (2012: 59.7m square feet).

Our freehold and long leasehold properties, together with all our leasehold land in Hong Kong, were valued in 2013. The value of these properties was US$10.3bn (2012: US$9.7bn) in excess of their carrying amount in the consolidated balance sheet on a historical cost based measure. In addition, properties with a net book value of US$1.9bn (2012: US$1.3bn) were held for investment purposes.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Detailed list of disclosures in this report arising from EDTF recommendations

Type of risk	Recommendation	Disclosure	Page

General	1	The risks to which the business is exposed.	135 to 139
	2	Our risk appetite and stress testing.	139 to 141
	3	Top and emerging risks, and the changes during the reporting period.	141 to 147
	4	Discussion of future regulatory developments affecting our business model and Group profitability, and its implementation in Europe.	142 and 309 to 317

Risk governance, risk management and business model	5	Group Risk Committee, and their activities.	352 to 358
	6	Risk culture and risk governance and ownership.	134
	7	Diagram of the risk exposure by global business segment.	37
	8	Stress testing and the underlying assumptions.	139 to 141

Capital adequacy and risk-weighted assets	9	Pillar 1 capital requirements. For calculation of Pillar 1 capital requirements, see pages 10 to 14 of Pillar 3 Disclosures 2012.	320 to 322
	10	Reconciliation of the accounting balance sheet to the regulatory balance sheet.	307
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in core tier 1, tier 1 and tier 2 capital.	304
	12	Discussion of targeted level of capital, and the plans on how to establish this.	299 and 314 to 320
	13	Analysis of risk-weighted assets by risk type, global business and geographical region, and market risk RWAs.	299 to 300

	14	For analysis of the capital requirements for each Basel asset class, see pages 10 to 14, 23, 58 and 61 of Pillar 3 Disclosures 2012.

	15	For analysis of credit risk for each Basel asset class, see pages 23 to 28 and 32 to 38 of Pillar 3 Disclosures 2012.

	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	302 to 303

	17	For discussion of Basel credit risk model performance, see pages 39 to 41 of the Pillar 3 Disclosures 2012 document.

Liquidity	18	Analysis of the Group’s liquid asset buffer.	215 to 216

Funding	19	Encumbered and unencumbered assets analysed by balance sheet category.	224 to 226

	20	Consolidated total assets, liabilities and off-balance sheet commitments analysed by remaining contractual maturity at the balance sheet date.	533 to 541

	21	Analysis of the Group’s sources of funding and a description of our funding strategy.	219 to 211

Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet, by business segment.	236 to 237

	23	Discussion of significant trading and non-trading market risk factors.	232 to 235

	24	VaR assumptions, limitations and validation.	282 to 284

	25	Discussion of stress tests, reverse stress tests and stressed VaR.	284

Credit risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	152 to 154

	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.	185 and 268 to 273

	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	186 and 191

	29	Analysis of counterparty credit risk that arises from derivative transactions.	158

	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	179 to 184

Other risks	31	Quantified measures of the management of operational risk.	245 to 248

	32	Discussion of publicly known risk events.	141 to 147

The 32 recommendations listed above were made in the report ‘Enhancing the Risk Disclosures of Banks’ issued by the Enhanced Disclosure Task Force of the Financial Stability Board in October 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Disclosure controls

The Group Chief Executive and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as at 31 December 2013. Based upon that evaluation, the Group Chief Executive and Group Finance Director concluded that our disclosure controls and procedures as at 31 December 2013 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There has been no change in HSBC Holdings’ internal controls over financial reporting during the year ended 31 December 2013 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal controls over financial reporting.

Management’s assessment of internal controls over financial reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended 31 December 2013. In making the assessment, management used the framework for internal control evaluation contained within the Financial Reporting Council’s Internal Control Revised Guidance for Directors, as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework (1992)’.

Based on the assessment performed, management concluded that as at 31 December 2013, the Group’s internal controls over financial reporting were effective.

KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2013, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) as stated in their report on page 410.

In May 2013, the Committee of Sponsoring Organisations of the Treadway Commission (COSO) issued the 2013 ‘Internal Control — Integrated Framework’ (Framework). HSBC plan to use the 2013 Framework for the assessment for the year ending 31 December 2014. HSBC continued to evaluate its internal control over financial reporting under the original 1992 Framework for the year ended 31 December 2013.

131a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Footnotes to pages 47 to 131

Reconciliations of reported and underlying profit/(loss) before tax

1	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
2	Positive numbers are favourable: negative numbers are unfavourable.
3	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
4	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
5	The operating results of these disposals were removed from underlying results in addition to disposal gains and losses.
6	The operating results of these disposals and acquisitions were not removed from underlying results as they were not significant.
7	Other income in this context comprises where applicable net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

Financial summary

8	The effect of the bonus element of the rights issue in 2009 has been included within the basic and diluted earnings per share.
9	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. For further information, see footnote 3 on page 46.
10	Dividends per ordinary share expressed as a percentage of basic earnings per share.
11	The accounting for the disposal of our interest in Ping An is described on page 521. In the first half of 2013, we recognised a net gain on the completion of the Ping An disposal of US$553m which offset the US$553m loss on the contingent forward sale contract recognised in the second half of 2012. The gain of US$553m represented the net effect of the US$1,235m gain on derecognition of the Ping An equity securities classified as available-for-sale investments and recorded in ‘Gains less losses from financial investments’, offset by the US$682m adverse change in fair value of the contingent forward sale contract in the period to the point of delivery of the equity securities recorded in ‘Net trading income’.
12	Net interest income includes the cost of internally funding trading assets, while the related external revenues are reported in ‘Trading income’. In our global business results, the cost of funding trading assets is included with Global Banking and Market’s net trading income as interest expense.
13	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
14	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
15	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
16	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
17	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
18	Including interest-bearing bank deposits only.
19	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest expense’.
20	Including interest-bearing customer accounts only.
21	Trading income also includes movements on non-qualifying hedges. These hedges are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, nor could be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance. The size and direction of the changes in the fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year-to-year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities if the derivative is held to maturity.
22	Net trading income includes an unfavourable movement of US$66m (2012: unfavourable movement of US$629m; 2011: favourable movement of US$458m), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities arising from movements in HSBC issuance spreads.
23	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
24	Discretionary participation features.
25	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of incurred claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.
26	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

Consolidated balance sheet

27	Net of impairment allowances.
28	The calculation of capital resources, capital ratios and risk-weighted assets on a Basel 2.5 basis.
29	Capital resources are total regulatory capital, the calculation of which is set out on page 305.
30	Including perpetual preferred securities, details of which can be found in Note 32 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

31	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
32	‘Currency translation adjustment’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end.
33	Balance included in disposal groups, per note 25 on the Financial Statements.
34	In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 68. This led to an increase in the amount of reverse repo and repo agreements classified as ‘Loans and advances to customers’ at amortised cost and ‘Customer accounts’ at amortised cost in the balance sheet, respectively. The increase in amortised cost balances primarily occurred in Europe and North America, specifically in the UK and the US and the Global Banking and Markets global business.
35	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Reconciliation of RoRWA measures

36	Risk-weighted assets (‘RWA’s) and pre-tax return on average risk-weighted assets (‘RoRWA’).
37	Underlying RoRWA is calculated using underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals.
38	‘Other’ includes treasury services related to the US Consumer and Mortgage Lending business and commercial operations in run-off. US CML includes loan portfolios within the run-off business that are designated held for sale.

Global businesses and geographical regions

39	The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).
40	Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’ or ‘inter-segment elimination’, as appropriate.
41	For divested businesses, this includes the gain or loss on disposal and material results of operations as described on page 47.
42	Loan impairment charges and other credit risk provisions.
43	Share of profit in associates and joint ventures.
44	In the analysis of global businesses, net trading income/(expense) comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
45	In 2013, funding costs that had previously been reported within ‘Other’ were allocated to their respective business lines. For comparative purposes, 2012 data have been re-presented to reflect this change.
46	In 2013, Markets included an adverse fair value movement of US$66m on the widening of credit spreads on structured liabilities (2012: adverse fair value movement of US$629m; 2011: favourable fair value movement of US$458m).
47	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits are included within ‘Other’.
48	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.
49	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
50	Net insurance claims incurred and movement in liabilities to policyholders.
51	‘Employee expenses’ comprise costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category are shown in ‘Other operating expenses’.
52	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
53	In 2012 CMB results include US$128m of net operating income and US$43m of profit before tax, related to low income housing tax credit investments in the US which are offset within the ‘Other’ segment.
54	Funds under management and assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager, and these assets are consolidated as Structured entities (see Note 42 on the Financial Statements).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Average balance sheet

55	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
56	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
57	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada.
58	This includes interest-bearing bank deposits only. See page 69(m) for an analysis of all bank deposits.
59	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest Expense’.
60	This includes interest-bearing customer accounts only. See page 69(n) for an analysis of all customer accounts.
61	Net interest margin is calculated as net interest income divided by average interest earning assets.

Ratio of earnings to fixed charges

62	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.
63	Ratios previously disclosed from 2009 to 2012 excluded interest expense on certain debt instruments in addition to interest on deposits. Ratios presented for these periods have been re-presented to exclude interest on deposits only.

Balance sheet data significant to Global Banking and Markets

64	Trading assets and financial investments held by GB&M in North America include financial assets which may be repledged or resold by counterparties.
65	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

133a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. The recognition of provisions is determined in accordance with the accounting policies set out in Note 2. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2013 (see Note 31). It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed 19 August 2002 in the US District Court for the Northern District of Illinois (‘District Court’). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claims form requirements, which the District Court in September 2012 rejected for the most part. The District Court directed further proceedings before a court-appointed Special Master to address certain claim submission issues.

On 4 October 2013, the District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the Prime rate, compounded annually. Subsequently, on 17 October 2013, the District Court entered a partial final judgement against the defendants in the amount of approximately US$2.46bn. In addition to the partial judgement that has been entered, there also remain approximately US$527m in claims, prior to imposition of prejudgement interest, that still are subject to objections that have not yet been ruled upon by the District Court.

The defendants have filed a Notice of Appeal of the partial final judgement. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.46bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. We believe we have meritorious grounds for appeal on matters of both liability and damages, and will argue on appeal that damages should be zero or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts our arguments, the amount of damages, based upon the claims submitted and the application of pre-judgement interest at the Prime rate as ordered by the District Court, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.5bn. Once a judgement is entered (such as the approximately US$2.46bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the 1-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management’s best estimate of probable outflows.

133b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities. Madoff was sentenced in June 2009.

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

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs have requested a rehearing of their appeal, and that request remains pending.

In July and December 2013, settlements were reached in respect of the claim by Thema International Fund plc and AA (Alternative Advantage) Plc respectively against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court.

The Madoff Securities Trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants and alleged that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. In July 2011, the US District Court for the Southern District of New York dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the Second Circuit in June 2013. On 9 October 2013, the Trustee filed a petition for writ of certiorari to review the Second Circuit’s decision with the US Supreme Court. The HSBC defendants filed their response to the petition for writ of certiorari on 16 December 2013. The Supreme Court has issued an order inviting the US Solicitor General to file a brief in the case expressing the views of the US government on the petition. The Trustee’s remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administration and similar services to the funds. These claims remain pending.

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

133c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency (‘OCC’) and HSBC Finance and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (together with the OCC, the ‘Servicing Consent Orders’) following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the ‘Independent Foreclosure Review’) pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

133d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.4bn and US$7.4bn at 31 December 2013 and 31 December 2012, respectively.

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

Various HSBC companies have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency (‘FHFA’), acting in its capacity as conservator for the Federal National Mortgage Association (‘Fannie Mae’) and the Federal Home Loan Mortgage Corporation (‘Freddie Mac’) in the US District Court for the Southern District of New York (the ‘District Court’) against HSBC Bank USA, HSBC North America Holdings Inc. (‘HNAH’), HSI and HSI Asset Securitization (‘HASCO’) and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.6bn at 31 December 2013. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA’s securities law claims and granting the motion to dismiss FHFA’s negligent misrepresentation claims. The District Court’s ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to

133e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

Discovery in HSBC’s case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through the end of July 2014, with the summary judgement motion scheduled to be fully briefed by the end of July 2014. These dates are subject to change by the court.

The timing and outcome of this matter is uncertain. It is possible that HSBC could be found liable to pay damages. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA; (ii) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., and (iii) Deutsche Bank, as Trustee of HASCO 2007-HE2 v. Decision One, HSBC Finance and HSBC Bank USA. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. On 13 January 2014 HSBC Bank USA filed a motion to dismiss the Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA matter. HSBC Finance was dismissed, on motion, as a defendant in Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., but the case remains pending against Decision One Mortgage Company LLC. One other mortgage loan repurchase action against Decision One, Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al. was dismissed voluntarily in January 2014.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including various issues relating to US Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board (‘FRB’). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets

133f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority (‘FCA’) Direction, to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Under the agreements with the DoJ, FCA, and the FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY’s charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC’s compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person related accounts and employees who serviced those accounts. It is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

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

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

133g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world including in the UK, the US, the EU, Switzerland, Hong Kong, Thailand, South Korea and elsewhere are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest and foreign exchange rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore (‘MAS’) censured The Hongkong and Shanghai Banking Corporation Ltd (‘HBAP’) for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

On 4 December 2013, the European Commission (‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to Euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of Euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure.

On 3 January 2014, the Canadian Competition Bureau (‘CCB’) notified HSBC that it was discontinuing its investigation into alleged collusive conduct in the setting of Japanese yen Libor on the basis that the evidence collected was insufficient to justify prosecution under applicable law.

As for ongoing regulatory investigations, reviews and proceedings, based on the facts currently known in respect of each of these, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

The Financial Conduct Authority is also conducting investigations alongside several other law enforcement and/or regulatory agencies in various countries into a number of firms, including HSBC, related to trading on the foreign exchange market. We are cooperating with the investigations which are ongoing. It is not practicable at this stage for HSBC to estimate reliably any possible liability that might arise.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs have appealed the dismissal opinion and order to the US Court of Appeals for the Second Circuit. The Court of Appeals has dismissed those appeals on the grounds that they are premature and plaintiffs’ subsequent motion for reconsideration was denied. Other plaintiffs have filed amended complaints in the District Court to assert additional allegations, and the defendants have filed motions to dismiss the amended complaints. The District Court held oral argument on the motions to dismiss in February 2014, and it has stayed proceedings with respect to all other actions in the consolidated proceeding pending its decision on the motions to dismiss.

133h

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed a second amended complaint which the defendants moved to dismiss in June 2013. Oral argument on the motion to dismiss is scheduled for March 2014.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the US on behalf of persons who transacted in futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA, and state law. HSBC has not yet responded to the complaint and an amended complaint is expected by the end of March 2014. HSBC expects to file a motion to dismiss thereafter.

In late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the US on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the US District Court Judge appointed interim lead class counsel and ordered the plaintiffs to file a consolidated amended complaint. HSBC has not yet responded, but intends to do so at the appropriate time set by the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between

2006 and 2009. The Statement of Objections sets out the European Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response to the European Commission. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission’s investigation, including the timing or impact on HSBC.

HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US. On 16 October 2013, the Judicial Panel on Multi-district Litigation ordered that all cases be consolidated in the Southern District of New York as In re Credit Default Swaps Antitrust Litigation, MDL No. 2476. On 5 December 2013, the District Court held its Initial Pretrial Conference, at which time it selected Lead Interim Class Counsel and set a schedule for the filing of an amended, consolidated complaint and motions to dismiss that complaint. The amended, consolidated complaint was filed on 31 January 2014 and names HSBC Bank USA and HSBC Bank, but not HSBC Holdings, as defendants, among others. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

Economic plans were introduced in the mid 1980’s and early 1990’s by the government of Brazil to reduce escalating inflation. The implementation of certain of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, inter alia, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court

133i

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

(‘Supreme Court’). The proceedings in the Supreme Court are currently due to commence in February 2014. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (‘Superior Civil Court’) is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolution including the amount of losses HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$600m, although the upper end of this range is considered unlikely.

133j

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Regulation and supervision

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Conduct Authority (‘FCA’) in its role as the UK Listing Authority; in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKSE’); in the US, where the shares are traded in the form of ADSs, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission (‘SEC’). As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s (‘NYSE’) Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange respectively, applicable to companies with secondary listings.

A statement of our compliance with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and with the Hong Kong Corporate Governance Code (formerly the Code on Corporate Governance Practice in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) is set out in the ‘Report of the Directors: Corporate Governance’ on page 329.

Our operations throughout the world are regulated and supervised by over 400 different central banks and other regulatory authorities in those jurisdictions in which we have offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to provide financial stability, transparency in financial markets and a contribution to economic growth. These regulations and controls cover, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design and marketing and documentation standards), and financial crime and other obligations (for example, anti-money laundering, anti-bribery and corruption, and anti-terrorist financing measures). In addition, a number of countries in which we operate impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. Country supervisory and regulatory regimes will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. As a result of government interventions in response to global economic conditions, there has been (and it is expected that there will continue to be) a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital and liquidity requirements, heightened disclosure standards and restrictions on certain types of products or transaction structures.

The Prudential Regulation Authority (‘PRA’) acts as the HSBC Group’s consolidated lead regulator. The other UK regulator, the FCA, supervises 13 HSBC regulated entities in the UK including 8 where the PRA is responsible for prudential supervision. The FCA also supervises the Group globally in relation to financial crime matters. Additionally, both the PRA and FCA have certain limited direct supervisory powers over our unregulated qualifying parent company HSBC Holdings plc, including (in the FCA’s case) pursuant to Directions issued by the FCA on 2 April 2013 in connection with HSBC Holdings plc and HSBC North America Holdings, Inc. having entered into agreements as part of a global settlement with a number of US authorities in relation to the Group’s failure to comply with anti-money laundering rules, US sanctions requirements and related matters. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, our principal jurisdictions of operation. However, and in addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority, as the three European supervisory authorities, are also likely to have greater influence on the supervisory agenda and regulatory approach across the EU. With the EU Banking Union legislation in progress and the Single Supervisory Mechanism being adopted by 17 EU member states the European Central Bank (‘ECB’) will become the single EU supervisor. The ECB will also take direct responsibility for systemically relevant banks in the eurozone from November 2014, which will include certain HSBC Group companies such as

133k

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC France and HSBC Malta. Developments in the EU will lead to changes in how the Group is regulated and supervised on a day-to-day basis as each of these authorities develops its powers having regard to some of the regulatory initiatives highlighted in this report.

UK regulation and supervision

The UK financial services regulatory structure has undergone substantial reform following the abolition of the Financial Services Authority (‘FSA’) and establishment of three new regulatory bodies on 1 April 2013. These three bodies comprise the Financial Policy Committee (‘FPC’), a committee of the Bank of England (‘BoE’), the PRA, a subsidiary of the BoE and the FCA.

The FPC is responsible for macro-prudential supervision, focussing on systemic risk that may affect the UK’s financial stability. The PRA and the FCA are micro-prudential supervisors inheriting the majority of the FSA’s functions. Some Group subsidiaries such as HSBC Bank plc will be ‘dual-regulated’ firms, subject to prudential regulation by the PRA and to conduct regulation by the FCA. Other UK subsidiaries are ‘solo regulated’ by the FCA. As a result of these reforms, the new regulatory bodies gained additional powers. For example, under certain circumstances, the PRA and FCA are empowered to issue directions to unregulated qualifying parent undertakings such as HSBC Holdings.

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000 (‘FSMA’) as amended by subsequent legislation.

Other UK financial services legislation includes that derived from EU directives and regulations relating to banking, securities, insurance, investments and sales of personal financial services.

The FCA in conjunction with the PRA is responsible for authorising and supervising all our operating businesses in the UK which require authorisation under FSMA. These include deposit-taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses and treasury and capital markets activity. HSBC Bank plc is our principal authorised institution in the UK.

PRA and FCA rules establish the minimum criteria for the authorisation of banks and financial services businesses in the UK and the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that it regulates, or of its parent undertaking. PRA rules also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as our supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the Group as a whole. Individual banking subsidiaries in the Group are directly regulated by their local banking supervisors, who set and monitor, inter alia, their capital adequacy requirements.

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

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA, then gave effect to the CRD by including the EU’s requirements in its own rulebooks. The latest iteration of this legislation, CRD IV, was formally published in the Official Journal of the EU on 27 June 2013 and the majority of the rules contained in the legislation will apply from 1 January 2014. CRD IV broadly implements the provisions of Basel III in Europe, albeit subject to amendments agreed by the EU legislative process and where certain provisions permits, national discretion by EU member states.

In December 2013, the PRA published its final rules on implementing CRD IV in Policy Statement 7/13. From 1 January 2014, major UK banks and building societies, including HSBC, are required to meet a 3% CRD IV end point tier 1 leverage ratio and to hold capital resources equivalent to at least 7% of their risk-weighted assets, using a CRD IV definition of common equity tier 1 (‘CET1’) but after taking account of any adjustments set by the PRA. This follows the FPC’s 2013 capital shortfall exercise which included an assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights.

Despite final PRA rules there remains continued uncertainty as to the on-going amount of capital that banks will be required to hold under CRD IV. This

133l

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

relates to the quantification and interaction of CRD IV capital buffers and Pillar 2, where further PRA consultations are due in 2014. Furthermore, there are a significant number of draft and unpublished EBA technical standards due in 2014 which will potentially impact our capital position and risk-weighted assets. Further information on developments relevant to our prudential regulatory framework is set out in the Capital section on page 314 of our Annual Report and Accounts 2013.

The PRA and FCA monitor authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. They may also obtain independent reports from a skilled person on the adequacy of procedures and systems covering internal control and governing records and accounting. The PRA meet regularly with the Group’s senior executives to discuss our adherence to the PRA’s prudential guidelines. In addition, both the PRA and FCA regularly discuss fundamental matters relating to our business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes, including succession planning and recovery and resolution arrangements. During the year, we also participated in and satisfied various regulator-required stress tests. With the rapid pace of regulatory change and market conditions, we continue to experience a high level of ongoing interaction with both the PRA and the FCA.

The FPC has been granted powers to give directions to the FCA or the PRA on the exercise of their supervisory powers, and may make recommendations within the BoE, to HM Treasury, to the FCA or the PRA or to ‘other persons’. From 2014 the FPC is also responsible for decisions on the countercyclical capital buffer (‘CCB’), a CRD IV requirement, to be applied to certain financial institutions. The CCB is a macro-prudential tool at the disposal of national authorities that can be deployed when the FPC judges that threats to financial stability have arisen in the UK increasing system-wide risk, and to protect the banking sector from future potential losses. Should a CCB be required, it is expected that the additional capital required would be in the range of 0-2.5% of risk-weighted assets, although national supervisors have powers under CRD IV to increase this.

In addition, the FPC has been granted direction power, under the new legislation, over sectoral capital requirements (‘SCR’s). The SCR tool would allow the FPC to change capital requirements above minimum regulatory standards on exposures held by all UK banks to three broad sectors judged to pose a risk to the system as a whole (residential property, including mortgages; commercial property; and exposures to the financial sector), as well as more granular sub-sectors (for example, to mortgages with high loan-to-value or loan-to-income ratios at origination). This will include both banking book and trading book exposures and be irrespective of the domicile of the ultimate borrower.

The CCB and SCR tools are stated as broad powers designed to reduce the likelihood and severity of financial crises, their primary purpose being to tackle cyclical risks. Both tools provide the FPC with means to increase the amount of capital that banks must have when threats to financial stability are judged to be emerging.

The Financial Services Act 2010 (amongst other things) empowered the UK regulators to make rules about remuneration requiring all authorised firms to operate a remuneration policy which is consistent with the effective management of risks and the Financial Stability Board’s (‘FSB’) ‘Implementation Standards for Principles for Sound Compensation Practices’. In 2011, the FSA implemented the requirements of CRD III, which requires certain financial institutions, including banks and investment firms, to have in place remuneration policies that are consistent with effective risk management. These requirements will be updated following the agreement of CRD IV and the EBA has set out proposed rules. However, the timetable for finalisation and implementation of these rules is uncertain. In addition to the rules required by the PRA and FCA for the Group, individual legal entities may also be subject to their own local requirements.

There are a substantial number of other on-going regulatory initiatives affecting the Group driven by or from the UK. These include the UK bank levy, ongoing rule making regarding recovery and resolution plans (‘RRP’) and the implementation of the recommendations of the UK Independent Commission on Banking (‘ICB’) and the Parliamentary Commission on Banking Standards (‘PCBS’).

Legislation in respect of the UK bank levy was substantively created in July 2011, in the form of the Finance Act 2011 and the levy has been applied since January 2011. HSBC is a UK banking group for these purposes and the UK levy is chargeable on the Group’s consolidated balance sheet at the year end. A charge of US$904m for the UK bank levy on the 2013 balance sheet has been recognised of which US$484m does not relate to UK banking activity.

133m

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The Financial Services Act 2010 also empowered the FSA (and now the PRA) to make rules requiring authorised firms to prepare and keep up-to-date RRP. During 2012, the FSA set out the rules for the RRP for HSBC on a Group basis, with additional requirements specific to HSBC Bank plc. These rules may be amended by the European Recovery and Resolution Directive, a draft of which was published in June 2012, but which is not yet finalised. In addition to the rules required by the FSA for the Group, individual legal entities may also be subject to their own local requirements.

The ICB published its final report in September 2011 and the UK Government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity. In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received Royal Assent, becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for ‘ring-fencing’ the UK retail banking from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of Her Majesty’s Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK Financial Services (Banking Reform) Act 2013 also creates a ‘bail-in’ mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new ‘bridge’ bank which is later sold or to take the bank into temporary public sector ownership. In a ‘‘bail-in’, shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

At a national level in the UK, other relevant regulatory initiatives include the FCA’s Mortgage Market Reviews, transfer of consumer credit regulation to the FCA and an ever greater focus on ‘conduct risk’ including attention to sales processes and incentives, product and investment suitability, employee activities in relation to benchmark, index and other rate setting processes. Uncertainty remains about the details and timing of some of the resulting reforms and the effect they will ultimately have on HSBC.

The FCA is making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant remedial work. Additionally, the FCA and other regulators may increasingly take actions in response to customer complaints either specific to an institution or, more generally, in relation to a particular product. We have seen recent examples of this approach across the financial services sector in the UK, for example in the context of the mis-selling of payment protection insurance, interest rate derivative products to SMEs and wealth management products.

The UK and other regulators may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities; and (ii) changes in the practices of such businesses. Further, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

The FCA also continues to apply close scrutiny to the Group’s financial crime control framework both generally in conjunction with the exercise of its wider powers under FSMA and more specifically under the Directions issued by the FCA against HSBC Holdings plc in April 2013 as described above. This includes ongoing consideration of the Group’s progress in meeting its obligations under

133n

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

the Deferred Prosecution Agreement and other commitments outlined below.

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

The marketing of, dealing in and provision of advice and asset management services in relation to securities and futures in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong. Entities engaging in activities regulated by the Ordinance are required to be licensed. The HKMA is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission (‘SFC’) is the regulator for securities and futures markets. Amongst other functions, the Securities and Futures Ordinance vested the SFC with powers to set and enforce market regulations, including investigating breaches of rules and market misconduct and taking appropriate enforcement action. The SFC is responsible for licensing and supervising intermediaries seeking to conduct SFC regulated activities, for example investment advisors, fund managers and brokers. Additionally the SFC authorises investment products and offering documents prior to their distribution to retail investors.

US regulation and supervision

The Group is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Board of Governors of the Federal Reserve System (the ‘Federal Reserve Board’), the Office of the Comptroller of the Currency (the ‘OCC’) and the Federal Deposit Insurance Corporation (the ‘FDIC’) govern many aspects of our US business. Furthermore, since we have substantial operations outside the US which conduct many of their day-to-day transactions in US dollars which are ultimately cleared and settled in the US, HSBC entities’ operations outside the US are also subject to the extra-territorial effects of US regulation in many respects. The requirements of the Deferred Prosecution Agreement entered into by HSBC in December 2012 and described in this section under ‘Anti-money laundering and related regulation’ should also be noted in this context.

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

133o

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The Federal Reserve Board, in consultation with the FSOC may take certain actions, including precluding mergers, restricting financial products offered, restricting or terminating activities, imposing conditions on activities or requiring the sale or transfer of assets, against any bank holding company with assets greater than US$50bn that is found to pose a grave threat to financial stability. The FSOC is supported by the Office of Financial Research (‘OFR’) which may impose data reporting requirements on financial institutions. The cost of operating both the FSOC and OFR is paid for through an assessment on large bank holding companies.

Over a transition period from 2013 to 2019, the Federal Reserve Board will apply more stringent capital and risk management requirements on bank holding companies such as HSBC North America Holdings Inc. (‘HNAH’), which will require a minimum supplementary leverage ratio of 3% and an effective minimum total risk-based capital ratio of 10.5%. The 10.5% ratio includes the capital conservation buffer which is not a minimum requirement, per se, but rather a necessary condition to capital distributions. Additionally, failure to maintain minimum regulatory ratios in simulated stress conditions will restrict HNAH from engaging in capital distributions such as dividends or share repurchases. In addition, large bank holding companies such as HNAH (or their parent companies) are now required to file resolution plans identifying material subsidiaries and core business lines domiciled in the US, describing what strategy would be followed in the event of significant financial distress and including identifying how insured bank subsidiaries are adequately protected from risk created by other affiliates. The failure to cure deficiencies in a resolution plan would enable the US regulators to impose more stringent capital, leverage and liquidity requirements, restrict the growth, activities or operations of the company or, if such failure persists, require the company to divest assets or operations. The Federal Reserve Board has also recently adopted final rules requiring a series of increased supervisory standards to be followed by large bank holding companies, and certain foreign banking organisations that meet particular thresholds including stress testing requirements and risk management standards. These rules also authorise the Federal Reserve proposed to impose a 15-to-1 debt-to-equity ratio limit on non-bank financial companies, bank holding companies and the US operations of foreign banking organisations that the FSOC determines to pose a grave threat to the financial stability of the US. Under the proposed rule requiring remediation in the event of failure to meet capital requirements, the Federal Reserve Board would also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies. In addition, the final rules require certain foreign banking organisations to restructure their US operations. Because of the current structure of our US operations, we do not expect this requirement to have a significant impact on those operations.

In October 2012, the Federal Reserve Board published a final rule setting out stress testing requirements for bank holding companies with US$50bn or more in total consolidated assets. HNAH became subject to the rule from October 2013 and was required to comply with the Federal Reserve Board’s Comprehensive Capital Analysis and Review (‘CCAR’) programme for its capital plan submission in January 2014.

Under the CCAR process, the Federal Reserve Board will consider a bank holding company’s overall financial condition, risk profile and capital adequacy over a nine-quarter forward-looking planning horizon. The Federal Reserve Board will assess a bank holding company’s ability to meet qualitative aspects of capital planning and risk management, as well as maintaining minimum regulatory ratios including a 5% tier 1 common equity ratio, for each quarter of the planning horizon under baseline, adverse and severely adverse economic scenarios. The Federal Reserve Board will also take into account a bank holding company’s planned capital actions (such as dividends or share repurchases) over the planning horizon when assessing capital adequacy. If, based on such assessment, the Federal Reserve Board were to issue an objection to a bank holding company’s capital plan or planned capital actions, the bank holding company would be required to submit a revised capital plan, and generally would not be able to undertake planned capital actions until approved by the Federal Reserve Board. The Federal Reserve Board will publicly release a summary of its CCAR assessments in March of each year and bank holding companies are also required to publicly release a summary of their stress test results under the supervisory severely adverse scenario. Bank holding companies subject to these stress test rules are also required to conduct a mid-year company-run stress test, submit the results to the Federal Reserve Board and publicly disclose a summary of these mid-year stress test results in September of each year.

133p

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Under regulations implemented by the Federal Reserve Board, if any financial holding company, or any depository institution controlled by a financial holding company, ceases to meet certain capital or management standards, the Federal Reserve Board may impose corrective capital and/or managerial requirements on the financial holding company and place limitations on its ability to conduct the broader financial activities permissible for financial holding companies. In addition, the Federal Reserve Board may require divestiture of the holding company’s depository institutions or its affiliates engaged in broader financial activities in reliance on financial holding company status under the GLB Act if the deficiencies persist. The regulations also provide that if any depository institution controlled by a financial holding company fails to maintain a satisfactory rating under the Community Reinvestment Act of 1977, the Federal Reserve Board must prohibit the financial holding company and its subsidiaries from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies.

As reflected in the agreement entered into with the OCC on December 11, 2012 (the ‘GLBA Agreement’), the OCC has determined that HSBC Bank USA is not in compliance with the requirements set forth in 12 U.S.C. § 24a(a)(2)(c) and 12 C.F.R. § 5.39(g)(1), which provide that a national bank and each depository institution affiliate of the national bank must be both well capitalised and well managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC Holdings plc no longer meet the qualification requirements for financial holding company status, and may not engage in any new types of financial activities without the prior approval of the Federal

Reserve Board. In addition, HSBC Bank USA may not directly or indirectly acquire control of, or hold an interest in, any new financial subsidiary, nor commence a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. If all of our affiliate US depositary institutions are not in compliance with these requirements within the time periods specified in the GLBA Agreement, as they may be extended, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on financial holding company status under the GLB Act. Similar consequences could result for financial subsidiaries of HSBC Bank USA that engage in activities in reliance on expanded powers provided for in the GLB Act. The GLBA Agreement requires HSBC Bank USA to take all steps necessary to correct the circumstances and conditions resulting in HSBC Bank USA’s noncompliance with the requirements referred to above. We are taking steps to satisfy the requirements of the GLBA Agreement.

The two US banks, HSBC Bank USA and HTCD, are subject to regulation and examination primarily by the OCC. HSBC Bank USA and HTCD are subject to additional regulation and supervision, secondly by the FDIC, and by the Federal Reserve Board and the Consumer Bureau. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. In addition, the FDIC requires FDIC-insured banks with US$50bn or more in total assets (such as HSBC Bank USA) to submit resolution plans that should enable the FDIC to resolve the bank in a manner that ensures that depositors receive access to their insured deposits within one business day of the institution’s failure (two business days if the failure occurs on a day other than Friday), maximises the value from the sale or disposition of its assets and minimises the amount of any loss to be realised by the institution’s creditors. Joint initial resolution plans for HNAH and HSBC Bank USA were filed with the Federal Reserve Board and the FDIC in June 2013.

Large bank holding companies, including HNAH, became subject to the US rules adopted in 2007 that provided for the implementation of Basel II advanced approaches in the US. The US Basel II implementation timetable originally consisted of a parallel calculation period under the current regulatory capital regime (Basel I), followed by a three-year transitional ‘floor’ period, during which Basel II advance approaches risk-based

133q

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

capital requirements could not fall below certain floors based on Basel I regulations.

In June 2011, the US banking agencies adopted final regulations to implement the ‘capital floor’ provision of the so-called ‘Collins Amendment’ of Dodd-Frank. These regulations, as subsequently modified by the Basel III final rule (defined below), eliminated the three-year transitional floor period in favour of a permanent floor based on the generally applicable risk-based capital rules (currently Basel I although switching to the standardised approach beginning in 2015). Pursuant to these regulations, a banking organisation that has formally implemented the Basel II advanced approaches must calculate its capital requirements under Basel I and the Basel II advanced approaches (as revised by the Basel III final rule from 1 January 2014), compare the two results, and then use the lower of such ratios for purposes of determining compliance with its minimum common equity tier 1, tier 1 capital and total risk-based capital requirements. HNAH is required successfully to complete a parallel run by measuring regulatory capital under both the new regulatory capital rules and the existing Basel I general risk-based rules (and the Standardised Approach described below beginning in 2015) for a period of at least four quarters. Successful completion of the parallel run period requires the approval of US regulators. HNAH began the parallel run period, which encompasses enhancements to a number of risk policies, processes and systems to align HSBC Bank USA with the Basel III final rule requirements, in January 2010. The timing of receipt of US regulatory approval is uncertain.

In July 2013, the US banking agencies adopted a final rule that (i) implements the Basel III capital framework in the United States; (ii) replaces the current generally applicable risk-based capital rules (Basel I) with a modified version of the Basel II standardised approach; and (iii) removes from both the generally applicable risk-based rules and the Basel II advanced approaches rules all references to and reliance upon external credit ratings, as required under Dodd-Frank (the Basel III final rule). The Basel III final rule establishes an integrated regulatory capital framework to improve the quality and quantity of regulatory capital and introduces the ‘Standardised Approach’ for risk weighted assets, which will replace the Basel I risk-based guidance for determining risk-weighted assets as of 1 January 2015. For the largest banking organisations, such as HNAH, the final rule is largely unchanged from the proposed rules and took effect on 1 January 2014 with a number of the provisions being phased in through to 2019. The final rule is also largely consistent with regard to the Standardised Approach, although it did not adopt modifications from the Basel I standards to the calculation of risk-weighting for mortgages as proposed.

In June 2012, the US banking agencies issued a final rule to amend the market risk capital rule to implement Basel 2.5 to better capture positions for which the market risk capital rules are appropriate, reduce procyclicality, enhance the sensitivity to risk not adequately captured under existing methodologies and increase transparency through enhanced disclosures. The final rule also implemented the prohibition in Dodd-Frank on references to and reliance upon the use of external credit ratings in the US banking agencies’ regulations. The final market risk rule published in August 2012 sets forth alternative methodologies to external credit ratings that must be used to determine the capital requirements applicable to certain debt and securitisation positions subject to the market risk capital rule. The final Basel 2.5 rule became effective on 1 January 2013.

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

With effect from 1 October 2013, Dodd-Frank and the applicable regulations of the OCC required that the lending limits applicable to HSBC Bank USA and HTCD with respect to credit extensions to third parties take into account credit exposure from derivative transactions, securities borrowing and lending transactions, and repurchase and reverse repurchase agreements.

HSBC’s US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection (both in general, and in respect of sub-prime lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing

133r

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions.

On 10 December 2013, US regulators issued final regulations implementing the Volcker Rule. The Volcker Rule will limit the ability of companies related to a US bank (including HSBC group companies outside the US) to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US. The final rule extended the ‘conformance period’ for all banking entities until 21 July 2015 (with the possibility of two one-year extensions under certain circumstances and for certain activities), by which time financial institutions subject to the rule must bring their activities and investments into compliance with the rule. The Group continues to update its existing conformance plans and to finalise adjustments necessary to its businesses both in the US and elsewhere to comply with these final rules.

Dodd-Frank also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-US banks, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards. As noted above, the Federal Reserve Board has recently adopted certain enhanced supervisory standards that would apply to HSBC. Certain other enhanced supervisory standards proposed by the Federal Reserve Board have not yet been finalised. The cumulative effect of the rules and proposals on HSBC is unclear.

Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. These rules became effective in October 2012 and HSBC Bank USA and HSBC Bank plc are provisionally registered as Swap Dealers with the Commodity Futures Trading Commission. On January 16, 2014, the CFTC confirmed the de-registration of The Hongkong and Shanghai Banking Corporation Limited, and as of such date it is no longer a Swap Dealer for purposes of Dodd-Frank. We continue to assess how compliance with these new rules will affect our business.

Dodd-Frank grants the SEC discretionary rule-making authority to modify the standard of care that applies to brokers, dealers and investment advisers when providing personalised investment advice to retail customers and to harmonise other rules applying to these regulated entities. Dodd-Frank also expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the anti-fraud provisions in the Securities Act, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. In addition, regulations which the FSOC, the Consumer Bureau or other regulators may adopt could affect the nature of the activities which our FDIC-insured depository institution subsidiaries may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Global and regional prudential and other regulatory developments

The Group is subject to regulation and supervision by a large number of regulatory bodies and other agencies. In addition to changes being pursued at a country level, changes are also being pursued globally through the actions of bodies such as the G-20, the FSB and Basel Committee, as well as regionally through the EU and similar. Key areas include the work of the FSB on global systemically important banks (‘G-SIBs’), the Basel Committee’s Basel III capital requirements, the EU’s measures to implement Basel III (referred to as ‘CRD IV’), and the EU’s proposed recovery and resolution framework.

Recovery and resolution

The FSB has been designated by the G-20 as the body responsible for coordinating the delivery of a global reform programme following the financial crisis, a key element of which is that no firm should be too big or too complicated to fail, and that taxpayers should not bear the cost of resolution. HSBC has been classified by the FSB as a G-SIB and therefore will be subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place an

133s

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

additional capital buffer on the Group and require enhanced reporting.

The FSB also determined that recovery and resolution strategies should be developed for all G-SIBs. Recovery plans set out the actions which management may take during a period of stress to avoid the failure of the firm. Resolution plans are prepared by the authorities based on information provided by firms and set out the actions which may be taken if the firm reaches the point of non-viability. This work is led by the PRA and the BoE for the consolidated Group in conjunction with the regulators of HSBC’s largest operating entities which together make up the Crisis Management Group (‘CMG’) of regulators for HSBC.

In accordance with guidance from the FSB and UK requirements, HSBC has produced recovery plans for the Group, drawing together many of the actions contained in stress testing and scenario planning exercises conducted within the Group. The recovery plans identify a series of early warning signals indicative of developing financial stress and establishes triggers which, if breached, would precipitate pre-planned but urgent action from the Group. The plans also contain a series of recovery options to raise additional capital or funding for the Group or individual entities as appropriate. These options would be reviewed for applicability and feasibility once the cause and magnitude of the financial stress was evident. These Group recovery plans have been submitted to the PRA and the BoE in the UK and through them discussed with the CMG.

HSBC has also provided the PRA, the BoE and the CMG with information for them to determine a resolution strategy for the HSBC Group

European regulation

Through the UK’s membership of the EU, HSBC is both directly and indirectly subject to European financial services regulation.

In December 2010, the Basel Committee issued two documents: ‘A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’, which together are commonly referred to as ‘Basel III’. These will be given effect across the EU through new Capital Requirement Regulations and Directives, collectively known as CRD IV. This was published in June 2013 and the majority of the rules contained in the legislation apply from 1 January 2014. The key requirements of CRD IV include:

•	Quality of capital: a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital;

•

Capital buffers: this includes a capital conservation buffer of 2.5% of RWAs to be built up during periods of economic growth, aimed at ensuring the capacity to absorb losses in stressed periods that may span a number of years; a countercyclical capital buffer to be built up when threats to stability emerge, a systemic risk buffer to mitigate structural macroprudential risk and an additional capital surcharge for sytemically important institutions;

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

A description of the estimated effect of adopting Basel III can be found in ‘Basel III’ on page 309.

Additionally, the EU is progressing its ‘Banking Union’ legislation to achieve increased integration in the eurozone banking system. The first stage will be the introduction of a Single Supervisory Mechanism that gives ultimate responsibility for bank supervisory tasks for larger banks to the European Central Bank. This will apply initially only to systemic banks in 17 EU member states, with other EU member states having the option to ‘opt in’. Additional related initiatives being progressed include proposals for a:

•	Single European Rulebook;

133t

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	European Deposit Insurance Scheme; and

•	European Resolution Scheme funded by bank contributions.

The UK has indicated that it will not join the Banking Union.

A number of European governments have considered structural reforms of banks to separate or prohibit certain activities. France and Germany now have laws which, when implemented, will prohibit a limited range of trading activities within banks.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen, to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed.

In December 2013, political agreement was reached at EU level on the text of a Recovery and Resolution Directive (formerly the Crisis

Management Directive) (‘RRD’). This is intended to provide a harmonised framework for the resolution of credit institutions across the EU. While setting out a general framework, the proposals delegated much of the detailed application to local supervisors. The proposals remain subject to negotiation between EU bodies with an implementation date of 1 January 2015. See page 133(s) for more detail on the Group’s current approach to recovery and resolution.

The EU also continues to pursue the development of markets, and conduct-related EU regulations such as the Short Selling Regulation and the European Markets Infrastructure Regulation, some or all parts of which have been or are now being implemented. A number of other EU regulations are in the legislative process. For example, in 2014 it is expected that the Markets in Financial Instrument Directive/Regulation and the Market Abuse Directive/Regulation will be finalised and will move into the implementation phase.

Anti-money laundering and related regulation

HSBC places a high priority on its obligations to deter money laundering and terrorist financing. The European Commission has proposed a Fourth Directive on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing (known as the Fourth Money Laundering Directive). Political agreement is expected in 2014, meaning that the new regime is likely to come into force in 2016. HSBC policy requires that all Group companies should adhere to the letter and spirit of all applicable laws and regulations and we have policies, procedures and training intended to ensure that our employees know and understand our criteria for deciding when a client relationship or business should be evaluated as higher risk.

Risk mitigation measures aimed at deterring money laundering, terrorist and proliferation (weapons) financing (collectively referred to as ‘AML’) have been focused in three key areas:

•	meeting HSBC’s regulatory obligations;

•	transitioning to a new operating infrastructure and Global Standards governance; and

•	managing risk.

HSBC met all obligations due in 2013 under the Deferred Prosecution Agreement with the US Department of Justice.

An AML plan setting out the key dates and

133u

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

actions to move to a new operating infrastructure was designed with the support of the Global Standards Programme Office and approved by the Board in July 2013.

An AML Compliance organisational blueprint was designed and signed off during 2013 for all countries outside the US (where it is under review by the recently appointed Head of Financial Crime Compliance).

A human capital plan is in place to develop the AML team and the supporting infrastructure. A number of experienced subject matter experts were recruited during 2013 pursuant to this plan. Among the senior roles filled were:

•	Global Head of AML Compliance;

•	Global Head of Financial Intelligence Unit; and

•	Global Head of Correspondent Banking Financial Crime Compliance.

An AML Risk Analytics team was established in 2013 and will be expanded throughout 2014.

To maximise information sharing across the Group, two key units were formed: the Financial Intelligence Unit and AML Investigations. These teams are priority areas for expansion in 2014.

A Financial Crime Risk Appetite Statement was approved by the Board in October 2013.

A financial crime-based component has been embedded in Group Strategy determining what business HSBC does, with whom and in what markets.

An enhanced global AML policy, incorporating risk appetite, was approved by the Board in January 2014. The policy adopts and enforces the highest or most effective standards globally, including a globally consistent approach to knowing and retaining our customers.

The AML policy is being implemented in phases by developing and applying global minimum standards of procedure to manage AML compliance. The overriding policy objective is for every HBSC employee to conduct ‘the right kind of business’, which will be a recurring theme across all pillars of the AML programme and engagement campaign.

Enhanced minimum standards for customer due diligence procedures covering the majority of HSBC’s customer types have already been completed and approved in 2013. Conducting customer due diligence is one of the fundamental ways in which we understand and manage financial crime risk.

The AML programme is being better aligned to the three lines of defence model (described on page 39) with roles and accountability across all three lines clearly set out and embedded through employee awareness initiatives.

As part of our continuing evaluation of AML and sanctions risk, we also monitor activities relating to the countries subject to US economic sanctions programmes administered by OFAC, as well as those subject to United Nations, UK and EU sanctions. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country and individual sanctions promulgated by OFAC sanctions. This means that not only must US subsidiaries and US nationals comply with OFAC regulations, but that HSBC subsidiaries outside the US which are not US persons must not participate in US dollar business that would, if conducted by a US person, contravene the OFAC sanctions. We do not consider that our business activities with counterparties in, or directly relating to, these countries are material to our business, and such activities represented a very small part of the Group’s total assets at 31 December 2013 and total revenues for the year ended 31 December 2013.

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

Disclosures pursuant to Section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions with persons or entities targeted by US sanctions programmes relating to Iran, terrorism, or the proliferation of weapons of mass destruction, even if those activities are not prohibited by US law and are conducted outside the US by non-US affiliates in compliance with local laws and regulations.

In order to comply with this new requirement, HSBC Holdings Plc (together with its affiliates,

133v

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

‘HSBC’) has requested relevant information from its affiliates globally. The following activities are disclosed in response to Section 13(r).

Loans in repayment

Between 2001 and 2005, the Project and Export Finance (‘PEF’) division of HSBC arranged or participated in a portfolio of loans to Iranian energy companies and banks. All of these loans were guaranteed by European and Asian export credit agencies, and they have varied maturity dates with final maturity in 2018. For those loans that remain outstanding, we continue to seek repayment in accordance with our obligations to the supporting export credit agencies and, in all cases, with appropriate regulatory approvals. Details of these loans follow.

We have 13 loans outstanding to an Iranian petrochemical and energy company. These loans are supported by the official Export Credit Agencies of the following countries: the United Kingdom, France, Germany, Spain, The Netherlands, South Korea and Japan. We continue to seek repayments from the company under the existing loans in accordance with the original maturity profiles. All repayments made by the Iranian company have received a licence or an authorisation from relevant authorities. Two repayments have been received under each loan in 2013.

Bank Melli and Bank Saderat acted as sub-participants in three of the aforementioned loans. The repayments due to these banks under the loan agreements were paid into frozen accounts under licences or authorisations from relevant European governments.

In 2002, we provided a loan to Bank Tejarat with a guarantee from the Government of Iran to fund the construction of a petrochemical plant undertaken by a UK contractor. This loan was supported by the UK Export Credit Agency and is administered under licence from the relevant European Government. No repayments have been received directly from Bank Tejarat in 2013 and claims have been settled by the supporting Export Credit Agency.

We also maintain sub-participations in four loans provided by other international banks to Bank Tejarat and Bank Mellat with guarantees from the Government of Iran. These sub-participations were supported by the Export Credit Agencies of Italy, The Netherlands and Spain. The repayments due under the sub-participations were not received during 2013 and claims are being processed and settled by the relevant European Export Credit Agencies. Licences and relevant authorisations have been obtained from the competent authorities of the European Union in respect of the transactions.

Estimated gross revenue generated by these loans in repayment for 2013, which includes interest and fees, was approximately US$2.2m. Estimated net profit during 2013 was approximately US$1.3m. While we intend to continue to seek repayment, we do not intend to extend any new loans.

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

We have worked with relevant regulatory authorities to obtain licences where required and ensure compliance with laws and regulations while seeking to cancel the guarantees and counter indemnities. Several were cancelled during 2013, and approximately 20 remain outstanding.

Estimated gross revenue for 2013, which includes fees and/or commissions, was US$10,000. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. We are seeking to cancel all relevant guarantees and do not intend to provide any new guarantees involving Iran.

Cheque clearing

Certain Iranian banks sanctioned by the United States continue to participate in official clearing systems in the UAE, Bahrain, Oman, Lebanon, Qatar, and Turkey. We have a presence in these countries and, as such, participate in the clearing systems. The Iranian banks participating in the clearing systems vary by location and include Bank Saderat, Bank Melli, Future Bank, and Bank Mellat. We have implemented automated and manual controls in order to preclude settling cheque transactions with these institutions. There was no measurable gross revenue or net profit generated by this activity in 2013.

Other relationships with Iranian banks

Activity related to US-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:

133w

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

We maintain a frozen account in the UK for an Iranian-owned, UK-regulated financial institution. In April 2007, the UK government issued a licence to allow us to handle certain transactions (operational payments and settlement of pre-sanction transactions) for this institution. In December 2013, the UK government issued a new licence to allow HSBC to deposit certain cheque payments. There was some licensed activity in 2013.

•

We act as the trustee and administrator for pension schemes involving three employees of a US-sanctioned Iranian bank in Hong Kong. Under the rules of these schemes, we accept contributions from the Iranian bank each month and allocate the funds into the pension accounts of the three Iranian bank employees. We run and operate these pension schemes in accordance with Hong Kong laws and regulations.

•

In 2010, we closed our representative office in Iran. We maintain a local account with a US-sanctioned Iranian bank in Tehran in order to facilitate residual activity related to the closure. During 2013 we used this account to pay tax equivalent to approximately US$20,000 to Iran’s social security organisation. We have been authorised by the US Government (and by relevant non-US regulators) to make these types of payments in connection with the liquidation and deregistration of the representative office in Tehran, and anticipate making the last of such payments in 2014.

Estimated gross revenue for 2013 for all Iranian bank-related activity described in this section, which includes fees and/or commissions, was US$109,013. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. We intend to continue to wind down this Iranian bank-related activity and not enter into any new such activity.

Iranian embassy related activity

We held a bank account in London for the Iranian embassy in London, which was used to support Iranian students studying in the UK and in which there was minimal activity during 2013. The account was closed in 2013, and the funds were moved into unclaimed balances.

Activity related to US Executive Order 13224

We maintained a frozen personal account for an individual sanctioned under Executive Order 13224 and by the UK and the UN Security Council. Activity on this account in 2013 was permitted by a licence issued by the UK. There was no measurable gross revenue or net profits generated in 2013.

We held personal and business accounts in the UK for two individuals sanctioned by the US under Executive Order 13224. UK and UN Security Council sanctions against these individuals were lifted in 2012. All the accounts were closed during 2013. The account balances were returned to the relevant individuals. There was no measurable gross revenue or net profits generated in the second or third quarters of 2013.

We hold a frozen personal account in the United Arab Emirates for an individual who was designated under Executive Order 13224 during 2013. Subsequent to designation and prior to the freezing of the account in the second quarter, there were several transactions. Estimated gross revenue in 2013 was approximately US$250. There has been no activity and no measurable gross revenue or net profit generated since the second quarter of 2013. A second personal account held in Hong Kong for the same individual was closed in the third quarter of 2013 and the balance moved into unclaimed balances. There has been no activity and no measurable gross revenue or net profit generated on the account in 2013 since designation.

We held an account and had an outstanding loan for a partnership that included one individual sanctioned under Executive Order 13224. The account has been closed, and the sanctioned individual has been removed from the loan account. There was no measurable gross revenue or net profits recognised in 2013 for this activity.

Activity related to US Executive Order 13382

We held an account for a customer in the United Arab Emirates that was sanctioned under Executive Order 13382 in 2013. The account was closed in 2013, and the funds were moved into unclaimed balances. The estimated gross revenue or net profits generated in 2013 was US$37.

Frozen accounts and transactions

We maintain several accounts that are frozen under relevant sanctions programmes and on which no activity, other than the posting of nominal amounts of interest, took place during 2013. In 2013, we also froze payments where required under relevant sanctions programmes. There was no gross revenue or net profit to HSBC.

133x

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk

	Page	App[1]

Risk profile[2]	134
Risk factors[2]	134a
Risk governance		266

Managing risk[2]	135
Risk factors	135
Risks managed by HSBC	136
Stress testing	139

Top and emerging risks[2]	141
Macroeconomic and geopolitical risk	141
Macro-prudential, regulatory and legal risks to our business model	142
Risks related to our business operations, governance and internal control systems	146

Areas of special interest[2]	147
Financial crime compliance and regulatory compliance	147
Commercial real estate	147
Eurozone crisis	148
Exposures to Egypt	148
Personal lending – US lending	148

Credit risk[4]	150	266
Eurozone exposures[4]	210

Liquidity and funding[4]	213	276

Market risk[4]	230	281

Operational risk[2]	244	287
Compliance risk	247	287
Legal risk		288
Global security and fraud risk		288
Systems risk		289
Vendor risk management		289
Fiduciary risk	248	289

Risk management of insurance operations[3]	249	290

Other material risks[2]	260	294
Reputational risk	260	294
Pension risk	260	295
Sustainability risk	263	297

1 Appendix to Risk – risk policies and practices.

2 Unaudited. 3 Audited. 4 Audited where indicated.

For details of HSBC’s policies and practices regarding risk management and governance see the Appendix to Risk on page 266.

Risk profile

(Unaudited)

Managing our risk profile

•	A strong balance sheet remains core to our philosophy.

•	Our portfolios continue to be aligned to our risk appetite and strategy.

•	Our risk management framework is supported by strong forward-looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our core tier 1 and common equity tier 1 capital ratios remain strong at 13.6% and 10.9%.

•	We have sustained our strong liquidity position throughout 2013.

•	The ratio of customer advances to deposits remains significantly below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	The Compliance function has been restructured into the Financial Crime Compliance and Regulatory Compliance functions to provide more in-depth focus on these areas.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

•	Macroeconomic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk Factors

(Unaudited)

Macroeconomic and geopolitical risk

Current economic and market conditions may adversely affect our results

Our earnings are affected by global and local economic and market conditions. Following the global financial crisis in 2007, despite signs that economies are beginning to improve, a difficult economic climate remains with continued pressures on household, financial institutions and government finances. During 2013, world economic growth remained muted and growth is expected to remain well below its past long-term potential in 2014. Expectations of a reduction in the scale of government repurchase schemes and quantitative easing measures resulted in more volatile market conditions during the year.

Mature economies continue to deleverage and implement austerity and structural reforms that are restricting economic activity in the short term. Growth in a number of emerging markets decelerated during 2013, affected by lower world demand and cautious official policies. In addition, capital flows were volatile, particularly during the second half of the year, and in several cases lead to a tightening of monetary policy to counter capital outflows. Mainland China has experienced a slowdown in economic growth in recent years, which may be aggravated by difficulties in non-bank financial institutions. While current economic growth appears to be in line with its government’s expectations, a sharper than expected slowdown could take place with consequences for all other emerging markets.

The uncertain economic conditions continue to create a challenging operating environment for financial services companies such as HSBC. In particular, we may face the following challenges to our operations and operating model in connection with these factors:

•	the demand for borrowing from creditworthy customers may diminish if economic activity slows or remains subdued;

•	as capital flows are increasingly disrupted, some emerging markets could be tempted to impose protectionist measures that could affect financial institutions and their clients;

•	European banks may come under renewed stress as a result of the interdependencies between economic conditions, the sovereign financial situation in the eurozone and the impact of the pending European Central Bank (‘ECB’) Asset Quality Review;

•

geopolitical risks might grow in different regions of the world, affecting directly the economies of these countries and their economic policies. Continuing political instability and unrest in the Middle East may affect the ability of our customers to meet their contractual commitments to HSBC;

•

a scaling back of quantitative easing (‘QE’) or just the expectation of a scaling back could have an adverse impact on global equity and bond prices, and create turbulence in global currency (foreign exchange) markets. The pace and timing of QE cessation could also heighten market instability;

•	a prolonged period of modest interest rates will constrain, for example, through margin compression and low returns on assets, the net interest income we earn from investing our excess deposits;

•

our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption, for example, in the event of contagion from stress in the eurozone sovereign and financial sectors; and

•

market developments may depress consumer and business confidence beyond expected levels. If economic growth remains subdued, for example, asset prices and payment patterns may be adversely affected, leading to greater than expected increases in our delinquencies, default rates, write-offs and loan impairment charges. However, if growth is too rapid, new asset valuation bubbles could appear especially in the real estate sector with potentially negative consequences for banks.

The occurrence of any of these events or circumstances could have a material adverse effect on our business, our financial condition, our prospects, our customers and their operations and/or results of our operations.

We have exposure to the ongoing economic crisis in the eurozone

The risk of a split of the eurozone has receded, both as a result of the support given by the ECB and of the implementation of structural reforms and austerity measures in most countries. Confidence has returned in the eurozone as a whole and the fall in yields has also eased the situation for the sovereigns. These restructuring efforts strongly

134a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

affected growth in 2012 but have had positive effects in 2013 in several countries where growth is resuming.

Throughout 2013, core eurozone countries such as Germany and the Netherlands have demonstrated an improvement in economic fundamentals and the risk of contagion leading to a broadly based failure of the euro has abated considerably. Should a peripheral eurozone country need to leave the euro it is now expected to be on a managed basis that is less likely to present a risk to the eurozone itself. For a further description of our exposures to selected eurozone countries, eurozone banks and other financial institutions and corporates see ‘Areas of special interest’ on page 147.

We are subject to political and economic risks in the countries in which we operate, including the risk of government intervention

We operate through an international network of subsidiaries and affiliates in 75 countries and territories around the world. Our results are, therefore, subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which we operate. For example, in the Middle East, continued violence and unrest in Egypt and the civil war in Syria have intensified strategic risks to regional security and global energy prices. The recent agreement with Iran on its nuclear programme diffuses the short-term risk of military intervention, but increases risk in the medium-term should Iran not comply with requirements. In East Asia, tensions over maritime sovereignty disputes involving mainland China and Japan may lead to further military escalation and have had an effect on bilateral trade. Civil unrest and demonstrations in a number of emerging markets, including Turkey and Brazil, have been driven by political grievances and concerns over prevailing economic policies and may resume if growth remains subdued.

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

Macro-prudential, regulatory and legal risks to our business model

Failure to implement our obligations under the deferred prosecution agreements could have a material adverse effect on our results and operations.

In December 2012, HSBC Holdings, HSBC North America Holdings, Inc (‘HNAH’), and HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with anti-money laundering and sanctions laws. Among other agreements, HSBC Holdings and HSBC Bank USA entered into a five-year Deferred Prosecution Agreement (‘US DPA’) with the US Department of Justice (‘DoJ’) and HSBC Holdings entered into a two-year Deferred Prosecution Agreement with the New York County District Attorney (the ‘DANY DPA’). HSBC Holdings also entered into an undertaking with the FSA (revised as the ‘FCA Direction’) to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements.

Under the settlement agreements, HSBC Holdings, HNAH and HSBC Bank USA made payments totalling US$1.9bn to US authorities and undertook to take further action to strengthen our compliance policies and procedures. The agreements with the DoJ and the US Federal Reserve Board (‘FRB’) and the FCA Direction require us to retain an independent Monitor (who will, for FCA purposes, be a ‘skilled person’ under section 166 of the Financial Services and Markets Act (‘FSMA’)) to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

Michael Cherkasky began his work as the Monitor on 22 July 2013. His work is proceeding as anticipated, consistent with the timelines and requirements set forth in the relevant agreements.

Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Breach of the DANY DPA may allow the New York County District Attorney’s Office to prosecute HSBC Holdings in relation to the matters which are the subject of that DPA. There can be no assurance that the steps taken to address the requirements of the DPAs will be completely effective or that HSBC will

134b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

not have to take additional remedial measures in the future to comply with the terms of the DPAs or the FCA Direction. Any such breach of the DPAs or the FCA Direction leading to further enforcement action, including the prosecution of HSBC would have a material adverse effect on our business, financial condition, results of operations and prospects, including the potential significant loss of business and withdrawal of funding.

Failure to comply with certain regulatory requirements would have a material adverse effect on our results and operations.

As reflected in the agreement entered into with the Office of the Comptroller of the Currency (‘OCC’) in December 2012 ( ‘the Gramm-Leach-Bliley Act (‘GLBA’) Agreement’), the OCC has determined that HSBC Bank USA is not in compliance with the requirements set forth in 12 U.S.C. § 24a(a)(2)(c) and 12 C.F.R. § 5.39(g)(1), which provide that a national bank and each depository institution affiliate of the national bank must be both well capitalised and well managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC Holdings, no longer meet the qualification requirements for financial holding company status, and may not engage in any new types of financial activities without the prior approval of the FRB. In addition, HSBC Bank USA may not directly or indirectly acquire control of, or hold an interest in, any new financial subsidiary, nor commence a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. If all of our affiliate depositary institutions are not in compliance with these requirements within the time periods specified in the GLBA Agreement, as they may be extended, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on financial holding company status under the GLBA. Similar consequences could result for financial subsidiaries of HSBC Bank USA that engage in activities in reliance on expanded powers provided for in the GLBA. Any such divestiture or termination of activities would have a material adverse effect on our business, prospects, financial condition and results of operation.

Failure to meet the requirements of regulatory stress tests could have a material adverse effect on our capital plan, operations, results and future prospects

Supervisory stress test requirements are increasing in frequency and in the granularity of information required. The Group is subject to supervisory stress testing in many jurisdictions. These exercises include the programmes of the PRA, the FRB, the European Banking Authority (‘EBA’), the ECB and the Hong Kong Monetary Authority, as well as stress tests undertaken in many other jurisdictions.

The Group is taking part in the Bank of England concurrent stress test exercise in 2014. This programme will include common base and stress scenarios applied across all major UK banks. The exercise will be supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework. The PRA is considering a range of disclosure options related to the stress test exercise.

In October 2013, the BoE published a discussion paper ‘A framework for stress testing the UK banking system’. The proposed framework will replace the current stress-testing for the Capital Planning Buffer and the results will inform the setting of the PRA Buffer, Countercyclical Capital Buffer, Sectoral Capital Requirements and other FPC recommendations to the PRA. The PRA is expected to consult on the transition to the PRA Buffer and the relationship between the PRA Buffer and the proposed stress testing exercise in 2014. These buffers are described on page 314.

HNAH is subject to the FRB’s Comprehensive Capital Analysis and Review (‘CCAR’). In addition, both HNAH and HSBC Bank USA are subject to the Dodd-Frank Stress Testing programme. HNAH and HSBC Bank USA made submissions under these programmes on 6 January 2014. There are significant consequences if minimum requirements are not met. Under the CCAR process, the FRB will consider a bank holding company’s overall financial condition, risk profile and capital adequacy including its ability to maintain a 5% tier 1 common equity ratio for each quarter of the forward looking nine-quarter planning horizon under baseline, adverse and severely adverse economic scenarios. The FRB will assess a bank holding company’s ability to meet qualitative aspects of capital planning and risk management. It will also take into account a bank holding company’s planned capital actions (such as dividends or share repurchases) over the planning horizon when assessing capital adequacy. If, based on such assessment, the FRB were to issue an objection to a bank holding company’s capital plan, the bank holding company would be required to submit a revised capital plan, and generally would not be able to undertake planned capital actions until approved by the FRB. The FRB will publicly release a summary of its CCAR assessments in March of each year and bank holding companies are

134c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

also required to publicly release a summary of their Dodd-Frank stress test results under the supervisory severely adverse scenario. Bank holding companies subject to these stress test rules are also required to conduct a mid-year company-run stress test, submit the results to the FRB and publicly disclose a summary of these mid-year stress test results in September of each year.

HSBC will be included in the next round of European stress test exercises, scheduled for 2014. HSBC France and HSBC Bank Malta P.l.c. will participate in the ECB’s Asset Quality review, run as part of the ECB’s comprehensive assessment prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB’s stress testing process. The Group will take part in the related exercise run by the EBA. Disclosures of the results of these exercises are planned in late 2014. The EBA have announced capital thresholds of 8% common equity tier 1 (‘CET1’) for the baseline scenario and 5.5% CET1 for the stress scenario. Regulators may set higher hurdle rates and formally commit to take specific actions on the basis of those higher requirements.

Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve our stress results and capital plans, could have a material adverse effect on our operations, results and future prospects.

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

Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could generate model risk and could have a material adverse effect on our operations, financial condition and prospects

Our businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, Hong Kong, the EU and the other markets where we operate. This is particularly so in the current environment, where we expect government and regulatory intervention in the banking sector to continue to increase for the foreseeable future. Additionally, many of these changes increasingly have an impact beyond the country in which they are effected as regulators either deliberately enact regulation with extra-territorial impact or our operations mean that the Group is obliged to give effect to ‘local’ laws and regulations on a wider basis.

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

134d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

More stringent regulatory requirements, including enhanced capital, liquidity and funding requirements and those governing the development of parameters applied and controls around models used for measuring risk can give rise to changes that may adversely affect our business, including increases in capital requirements.

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

Areas where changes could have an adverse effect on our business, prospects, financial condition or results of operations include, but are not limited to:

•	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which we operate;

•

proposed changes in and the implementation of regulations for derivatives and central counterparties; the UK’s planned framework for the ring-fencing of retail banking, other structural separation proposals or regimes, including the Volcker Rule issued under the Dodd-Frank Act, proposals in France, Germany and the European Commission’s own proposals for the ring-fencing of certain activities; the EU’s Recovery and Resolution Directive and similar country specific measures; and the US Foreign Account Tax Compliance Act (‘FATCA’), any or all of which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

•	external bodies applying or interpreting standards or laws differently to us;

•	further requirements relating to financial reporting, corporate governance, conduct of business and employee compensation; and

•	expropriation, nationalisation, confiscation of assets and changes in legislation or regulations relating to foreign ownership.

HSBC is supervised on a consolidated basis in the UK. On 1 April 2013, three new regulatory bodies were established: the Financial Policy Committee (‘FPC’), the Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’). The FPC will not directly supervise firms, being responsible for macro-prudential regulation and considering systemic risk affecting economic and financial stability. The PRA and the FCA have inherited the majority of the FSA’s previous functions as the micro-prudential supervisors. Some Group subsidiaries such as HSBC Bank plc (‘HSBC Bank’) will be ‘dual-regulated’ firms, subject to prudential regulation by the PRA and to conduct regulation by the FCA. Other UK subsidiaries are ‘solo regulated’ by the FCA. The new regulatory bodies also have additional powers. For example, under certain circumstances, the PRA and the FCA are able to issue directions to unregulated qualifying parent undertakings such as HSBC Holdings. The FPC has powers to give a direction to the FCA or the PRA, and it may make recommendations within the Bank of England to the Treasury, to the FCA or the PRA or to ‘other persons’. In addition, European supervisory authorities, the EBA, the European Insurance and Occupational Pensions Authority (‘EIOPA’) and the European Securities and Markets Authority (‘ESMA’) are likely to exert greater influence on regulatory issues across the EU and with the EU Banking Union legislation in progress and the Single Supervisory Mechanism being adopted by 17 EU member states, the ECB will become the single EU supervisor, taking direct responsibility for systematically relevant banks in the eurozone from November 2014, which may include certain HSBC Group companies. These developments are expected to continue to change the way in which we are regulated and supervised and could affect our business, capital requirements or results of operations.

Since 2009, the Basel Committee has approved significant changes to the regulation of banking institutions’ capital and liquidity, involving a substantial strengthening of the minimum requirements. Implementation at the national level remains ongoing.

HSBC has been classified by the Financial Stability Board (‘FSB’) as a Global Systemically Important Bank (‘G-SIB’) and therefore will be subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place an additional capital buffer on the Group and require enhanced reporting.

134e

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The ongoing implementation of Dodd-Frank and related final regulations in the US could result in additional costs or limit or restrict the way we conduct our business. Uncertainty remains about the details, impact and timing of some of these reforms and the effect they will ultimately have on HSBC. Within Dodd-Frank, the Volcker Rule is intended to prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and investing in or sponsoring hedge funds or private equity funds. The Volcker Rule came into force in July 2012, subject to a two-year conformance period. On 10 December 2013, US regulators released final version regulations to implement the Volcker Rule. The final Rule extended the ‘conformance period’ for all banking entities until 21 July 2015 (with the possibility of two one-year extensions under certain circumstances and for certain activities), by which time financial institutions subject to the Rule must bring their activities and investments into compliance with it. We continue to update our existing conformance plans and to finalise adjustments necessary to our businesses both in the US and elsewhere to comply with these final rules. In addition, in February 2014, the FRB adopted final rules to apply certain enhanced supervisory standards to large foreign banking organisations such as HSBC. Certain proposals that would apply other enhanced supervisory standards to large foreign banking organisation have not yet been finalised.

There are also a number of ongoing regulatory initiatives at the EU and at a national level in the UK in various stages of development which could result in additional costs or limit or restrict the way we conduct business. At an EU level, initiatives include the ongoing implementation of the EU’s version of the Basel III proposals (‘CRD IV’), the European Markets Infrastructure Regulation (‘EMIR’), the revised Markets in Financial Instruments Directive/Regulation (‘MiFID2’) and the Market Abuse Regulation.

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

In December 2013, the PRA published its final rules on implementing CRD IV in Policy Statement 7/13. From 1 January 2014, major UK banks and building societies, including HSBC, are required to meet a 3% CRD IV end point tier 1 leverage ratio and to hold capital resources equivalent to at least 7% of their risk-weighted assets, using a CRD IV definition of CET1 but after taking account of any adjustments set by the PRA. This follows the FPC’s 2013 capital shortfall exercise which included an assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights.

Despite final PRA rules there remains continued uncertainty as to the on-going amount of capital that banks will be required to hold under CRD IV. This relates to the quantification and interaction of CRD IV capital buffers and Pillar 2, where further PRA consultations are due in 2014. Furthermore, there are a significant number of draft and unpublished EBA technical standards due in 2014 which will potentially impact our capital position and risk-weighted assets.

In our capital section on page 309 of the 2013 Annual Report and Accounts we quantify the capital and RWA effects of CRD IV as at 31 December 2013 based on our interpretation of the final CRD IV regulation and final rules issued by the PRA, as supplemented by regulatory guidance. The effects of draft EBA Standards are not captured in our numbers. Consequently, there could be additional, potentially significant, impacts on our capital position and RWAs.

Other relevant regulatory initiatives in the UK include the FCA’s Mortgage Market Review, changes to the consumer credit regime in the UK and an ever greater focus by our regulators on ‘conduct risk’ including attention to sales processes and incentives, product and investment suitability and conduct of business concerns more generally. Uncertainty remains about the details and timing of some of these reforms and the effect they will ultimately have on HSBC.

These measures are concerned principally, but not exclusively, with the conduct of business with retail customers and, in conjunction with this focus, the UK regulators are making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant remedial work. Additionally, the UK and other regulators may increasingly take actions in response to customer complaints either specific to an institution or more generally in relation to a particular product. We have seen recent examples of this approach in the context of the possible mis-selling of payment protection insurance, of interest rate derivative products to SME and wealth management products. Further, regulators in the UK and elsewhere are increasingly pursuing investigations in relation to employee

134f

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

activities in relation to benchmark, index and other rate setting and the operation of other (non-retail) markets, including foreign exchange markets. Whilst these investigations are generally focused on the wholesale sector, regulators may not only exercise powers in relation to relevant market participants in that sector, but may also consider the wider effects of such activities for customers more generally and impose appropriate measures, including, for example, customer redress or compensation schemes as well as fines and/or other actions against involved companies and relevant individuals.

Accordingly, there are significant risks that the UK and other regulators may identify future industry-wide mis-selling, market misconduct or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to mis-selling or improper activities); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Further, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the business, operating results, financial condition and prospects of the Group.

The UK Government has passed legislation to implement banking reforms based on the recommendations of the Independent Commission on Banking. Additional banking reform proposals are being considered in France, Germany and the EU and any resulting structural changes could have a material adverse effect on us

The Independent Commission on Banking (‘ICB’) published its final report in September 2011 and the UK Government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity.

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received Royal Assent, becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for ‘ring-fencing’ the UK retail banking from trading activities and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of Her Majesty’s Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK Financial Services (Banking Reform) Act 2013 also creates a ‘bail-in’ mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new ‘bridge’ bank which is later sold or to take the bank into temporary public sector ownership. In a ‘bail-in’, shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail- in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen, to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

134g

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis of the proposals, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed. The relationship between the UK, French, German and any EU proposals has still to be clarified (as does the interactivity between any of these proposals and the US Volcker Rule), although the G20 has asked the FSB, in collaboration with the IMF and OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

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

Operational risks are inherent in our business

We are exposed to many types of operational risk, that are inherent in banking operations including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non-availability. These risks apply equally when we rely on outside suppliers or vendors to provide services to us and our customers. These operational risks could have a material adverse effect on our business, prospects, financial condition and results of operation.

Our operations are subject to the threat of fraudulent activity

Fraudsters may target any of our products, services and delivery channels including lending, internet banking, payments, cards services and account takeover. This may result in financial loss to the bank, an adverse customer experience, reputational damage and potential regulatory action depending on the circumstances of the event.

Our operations are subject to disruption from the external environment

HSBC operates in many geographical locations, which are subject to events which are outside our control. These events may be acts of God such as natural disasters and epidemics, geopolitical risks including acts of terrorism and social unrest and infrastructure issues such as transport or power failure. These risk events may give rise to disruption to our services, result in physical damage and/or loss of life, and could have a material adverse effect on our business, prospects, financial condition and results of operation.

134h

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Our operations utilise third-party suppliers

HSBC also utilises third-party firms for the supply of certain of its goods and services. The inadequate management of our significant third-party supplies of goods and services could lead to a failure to meet our operational and business requirements which, in turn, may involve regulatory breaches, civil or monetary penalties or damage both to shareholder value and to our reputation/brand image.

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

The threat from cyber attacks is a concern for our organisation and failure to protect our operations from internet crime or cyber attacks may result in financial loss and loss of customer data or other sensitive information which could undermine our reputation and our ability to attract and keep customers. This could have a material adverse effect on our business, financial condition and/or results of our operations. We face various cyber risks in line with other multinational organisations. During 2013, we were subjected to 20 ‘denial of service’ attacks on our external facing websites across the Group. A denial of service attack is the attempt to intentionally disrupt, paralyse and potentially extract data from a computer network by flooding it with data sent simultaneously from many individual computers.

We experienced a major global attack in July 2013. During this incident, we were attacked numerous individual times over a three-hour period.

Each attack lasted 15-20 minutes and utilised a different attack profile for each phase. During the active attacks, customers were intermittently unable to access our websites. There were three times when access to HSBC websites was unavailable.

Although most cyber attacks in 2013 had a negligible effect on our customers, services or firm, future cyber attacks could have a material adverse effect on our business, financial condition and/or results of operations.

We may not be able to meet regulatory requests for data

New regulatory requirements necessitate more frequent reporting, which requires accurate, consistent and timely management information and analysis to be produced. In addition, we are required to meet the FSB data obligations by the end of 2015. Inadequate management information systems or processes could lead to a failure to meet our regulatory reporting obligations or other internal or external information demands.

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

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect our ability to keep and attract customers and, in particular, corporate and retail depositors and could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or

134i

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, or fails to implement successfully the organisational changes required to support the Group’s strategy, our business prospects, financial condition and/or results of operations, including control and operational risks, may be materially adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain qualified professionals, our business may be adversely affected.

Our financial statements are based in part on judgements, estimates and assumptions which are subject to uncertainty

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements, assumptions and models are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, deferred tax assets, provisions and interests in associates, which are discussed in detail in ‘Critical accounting policies’ on page 72.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments, future outcomes may differ materially from those assumed using information available at the reporting date. The effect of these differences on the future results of operations and the future financial position of the Group may be material. For further details, see ‘Critical accounting policies’ on page 72.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be materially different from those assumed using information available at the reporting date, this could affect our business, financial conditions, prospects, and/or results of operations and have a corresponding effect on our funding requirements and capital ratios.

Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us

We are required to comply with applicable anti-money laundering laws and regulations and have adopted various policies and procedures, including internal control and ‘know your customer’ procedures, aimed at preventing use of HSBC products and services for the purpose of committing or concealing financial crime. A major focus of US and UK governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US and EU economic sanctions, and this prioritisation is evidenced by our agreements with US and UK authorities relating to various investigations regarding past inadequate compliance with anti-money laundering and sanctions law including DPAs with the US DoJ, the FCA and others. Certain US subsidiaries of HSBC Holdings have entered into a consent cease and desist order with the OCC and a similar consent order with the FRB which requires the implementation of improvements to compliance procedures regarding obligations under the US Bank Secrecy Act (the ‘BSA’), FCA Direction and anti-money laundering (‘AML’) rules. These consent orders do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies or private litigation.

134j

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In relevant situations, and where permitted by regulation, we may rely upon certain counterparties to maintain and properly apply their own appropriate AML procedures. While permitted by regulation, such reliance may not be completely effective in preventing third parties from using us (and our relevant counterparties) as a conduit for money laundering including illegal cash operations without our knowledge (and that of our relevant counterparties). Becoming a party to money laundering, association with, or even accusations of being associated with money laundering will damage our reputation and could make us subject to fines, sanctions and/or legal enforcement (including being added to ‘blacklists’ that would prohibit certain parties from engaging in transactions with us). Any one of these outcomes could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

A number of the remedial actions taken or being taken as a result of the matters to which the DPAs relate are intended to ensure that the Group’s businesses are better protected in respect of these risks. These actions are listed in the DPAs. It will, however, take time to complete these remedial actions. Breach of the DPAs at any time during their terms may allow the DoJ or the New York County District Attorney’s Office to prosecute HSBC in relation to the matters which are the subject of the respective DPAs.

We may not achieve all the expected benefits of our strategic initiatives

The Group’s strategy (see page 11), is built around two trends, the continued growth of international trade and capital flows, and wealth creation, particularly in faster-growing markets. We have analysed those trends, and have developed criteria to help us better deploy capital in response. We have also launched an initiative to reduce costs, part of which includes the disposal of non-core businesses. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. For example, the complexities of separating disposed of assets from continuing operations, including transitional arrangements, could increase operational and reputational risks and threaten successful execution of an announced disposal. In addition, factors beyond our control, including but not limited to the market and economic conditions and other challenges discussed in detail above, could limit our ability to achieve all of the expected benefits of these initiatives.

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

Mandatory central clearing brings new risks to HSBC. As a clearing member we will be required to underwrite losses incurred at Central Counterparty (‘CCP’) by the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk. At the same time, our ability to manage such risk ourselves will be reduced because control has been largely outsourced to CCPs and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.

Where bilateral counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure. There is a risk that collateral cannot be realised, including situations where this arises by change of law that may influence our ability to foreclose on collateral or otherwise enforce contractual rights.

134k

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The Group also has credit exposure arising from mitigants such as credit default swaps (‘CDS’s), and other credit derivatives, each of which is carried at fair value. The risk of default by counterparties to CDSs and other credit derivatives used as mitigants affects the fair value of these instruments depending on the valuation and the perceived credit risk of the underlying instrument against which protection has been purchased. Any such adjustments or fair value changes may have a material adverse effect on our financial condition and results of operations.

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

Market movements will continue to significantly affect us in a number of key areas. For example, our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary. Banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates, yield curves and spreads affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

Our insurance businesses are exposed to the risk that market fluctuations will cause mismatches to occur between product liabilities and the investment assets which back them. Market risks can affect our insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses themselves, with their excess capital invested in the markets. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The performance of the investment markets will thus have a direct effect upon the value embedded in the insurance and investment contracts and our operating results, financial condition and prospects.

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

We also access wholesale markets in order to provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local markets. In 2013, we issued the equivalent of US$15.6bn of term debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities. Included within overall public issuance was €1.5bn of subordinated securities issued by HSBC Holdings. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Unfavourable macroeconomic developments, market disruptions or regulatory developments may increase our funding costs or challenge our ability to raise funds to support or expand our businesses, materially adversely affecting our business, prospects, financial condition and/or results of operations.

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

134l

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could materially adversely affect our business, prospects, results of operations and/or financial condition.

Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase the cost or decrease the availability of our funding and adversely affect our liquidity position and interest margins

Credit ratings affect the cost and other terms upon which we are able to obtain market funding. Rating agencies regularly evaluate HSBC Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of HSBC or of the relevant entity, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC’s or the relevant entity’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets. Although at the end of 2013, HSBC Holdings’ long-term debt rating outlook by Fitch was stable, Moody’s and Standard & Poor’s ratings outlook are negative. Any reductions in these ratings and outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and/or our liquidity position.

Under the terms of our current collateral obligations under derivative contracts, we could be required to post additional collateral as a result of a one or two notch downgrade in HSBC’s credit rating as described on page 226.

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

HSBC Holdings is a holding company and as a result, is dependent on loan payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders

HSBC Holdings is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which hold the principal assets of HSBC. As a separate legal entity, HSBC Holdings relies on remittance of its subsidiaries’ loan payments and dividends in order to be able to pay obligations to debt holders as they fall due and to pay dividends to its shareholders. The ability of HSBC Holdings subsidiaries and affiliates to pay dividends could be restricted by changes in regulation, exchange controls and other requirements.

134m

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

We may be required to make substantial contributions to our pension plans

We operate a number of pension plans throughout the world, including defined benefit plans. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. The level of contributions we make to our pension plans has a direct effect on our cash flow. To the extent plan assets are insufficient to cover existing liabilities, higher levels of contributions will be required. As a result, deficits in those pension plans may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

134n

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Managing risk

(Unaudited)

As a provider of banking and financial services, we actively manage risk as a core part of our day-to-day activities.

Our risk management and risk governance frameworks, which are employed at all levels of the organisation, are described on page 39.

The growth in our business during 2013 was achieved while risks were assumed in a measured manner in line with our risk appetite and risks, particularly reputational and operational, were mitigated when they exceeded our risk appetite.

On a reported basis, total assets decreased by 1% while our credit risk-weighted assets (‘RWA’s) decreased by 4% during the year.

We continue to maintain a very strong liquidity position and are well positioned for the changing regulatory landscape.

Risks faced by HSBC

All of our activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks.

Risk factors

We have identified a comprehensive suite of risk factors which covers the broad range of risks our businesses are exposed to.

A number of the risk factors have the potential to affect the results of our operations or financial condition, but may not necessarily be deemed as top or emerging risks. They inform the ongoing assessment of our top and emerging risks which may result in our risk appetite being revised. The risk factors are:

Macroeconomic and geopolitical risk

•	Current economic and market conditions may adversely affect our results.

•	We have exposure to the ongoing economic crisis in the eurozone.

•	We are subject to political and economic risks in the countries in which we operate, including the risk of government intervention.

•	Changes in foreign currency exchange rates may affect our results.

Macro-prudential, regulatory and legal risks to our business model

•	Failure to implement our obligations under the deferred prosecution agreements could have a material adverse effect on our results and operations.

•	Failure to comply with certain regulatory requirements would have a material adverse effect on our results and operations.

•	Failure to meet the requirements of regulatory stress tests could have a material adverse effect on our capital plan, operations, results and future prospects.

•

We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand.

•

Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could generate model risk and could have a material adverse effect on our operations, financial condition and prospects.

•

The UK Government has passed legislation to implement banking reforms based on the recommendations of the Independent Commission on Banking (‘ICB’). Additional banking reform proposals are being considered in France, Germany and the EU and any resulting structural changes could have a material adverse effect on us.

•	We are subject to tax-related risks in the countries in which we operate which could have a material adverse effect on our operating results.

Risks related to our business operations, governance and internal control systems

•	Our risk management measures may not be successful.

•	Operational risks are inherent in our business.

•	Our operations are subject to the threat of fraudulent activity.

•	Our operations are subject to disruption from the external environment.

•	Our operations utilise third-party suppliers.

•	Our operations are highly dependent on our information technology systems.

•	We may not be able to meet regulatory requests for data.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	Our operations have inherent reputational risk.

•	We may suffer losses due to employee misconduct.

•	We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

•	Our financial statements are based in part on judgements, estimates and assumptions which are subject to uncertainty.

•	Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us.

•	We may not achieve all the expected benefits of our strategic initiatives.

•	We have significant exposure to counterparty risk within the financial sector and to other risk concentrations.

•	Market fluctuations may reduce our income or the value of our portfolios.

•	Liquidity, or ready access to funds, is essential to our businesses.
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

•

HSBC Holdings is a holding company and, as a result, is dependent on loan payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

•	We may be required to make substantial contributions to our pension plans.

Risks managed by HSBC

The principal risks associated with our banking and insurance manufacturing operations are described in the tables below.

Description of risks – banking operations

Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (page 150)
The risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.

Credit risk is:

•   measured as the amount which could be lost if a customer or counterparty fails to make repayments. In the case of derivatives, the measurement of exposure takes into account the current mark-to-market value to HSBC of the contract and the expected potential change in that value over time caused by movements in market rates;

•   monitored within limits, approved by individuals within a framework of delegated authorities. These limits represent the peak exposure or loss to which HSBC could be subjected should the customer or counterparty fail to perform its contractual obligations; and

•   managed through a robust risk control framework which outlines clear and consistent policies, principles and guidance for risk managers.

Liquidity and funding risk (page 213)
The risk that we do not have sufficient financial resources to meet our obligations as they fall due or that we can only do so at excessive cost.

Liquidity risk arises from mismatches in the timing of cash flows.

Funding risk arises when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

Liquidity and funding risk is:

•   measured using internal metrics including stressed operational cash flow projections, coverage ratio and advances to core funding ratios;

•   monitored against the Group’s liquidity and funding risk framework and overseen by regional Asset and Liability Management Committees (‘ALCO’s), Group ALCO and the Risk Management Meeting; and

•   managed on a stand-alone basis with no reliance on any Group entity (unless pre-committed) or central bank unless this represents routine established business as usual market practice.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risks	Arising from	Measurement, monitoring and management of risk
Market risk (page 230)
The risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

Exposure to market risk is separated into two portfolios:

•  trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.

•  non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (page 258).

Market risk is:

•  measured in terms of value at risk, which is used to estimate potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence, augmented with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables;

•  monitored using measures including the sensitivity of net interest income and the sensitivity of structural foreign exchange which are applied to the market risk positions within each risk type; and

•  managed using risk limits approved by the GMB for HSBC Holdings and our various global businesses. These units are allocated across business lines and to the Group’s legal entities.

Operational risk (page 244)
The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk (along with accounting, tax, security and fraud, people, systems, projects, operations and organisational change risk).

Operational risk arises from day to day operations or external events, and is relevant to every aspect of our business.

Compliance risk and fiduciary risk are discussed below. Other operational risks are covered in the Appendix to Risk (page 266).

Operational risk is:

•  measured using both the top risk analysis process and the risk and control assessment process, which assess the level of risk and effectiveness of controls;

•  monitored using key indicators and other internal control activities; and

•  managed primarily by global business and functional managers. They identify and assess risks, implement controls to manage them and monitor the effectiveness of these controls utilising the operational risk management framework. Global Operational Risk is responsible for the framework and for overseeing the management of operational risks within businesses and functions.

Compliance risk (page 247)
The risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

Compliance risk is part of operational risk, and arises from rules, regulations, other standards and Group policies, including those relating to anti-money laundering, anti-bribery and corruption, counter-terrorist and proliferation financing, sanctions compliance, conduct of business and market conduct.

The DPA is discussed in Top and Emerging Risks on page 144 and the Monitor on page 24.

Compliance risk is:

•  measured by reference to identified metrics, incident assessments (whether affecting HSBC or the wider industry), regulatory feedback and the judgement and assessment of the managers of our global businesses and functions;

•  monitored against our compliance risk assessments and metrics, the results of the monitoring and control activities of the second line of defence functions, including the Financial Crime Compliance and Regulatory Compliance functions, and the results of internal and external audits and regulatory inspections; and

•  managed by establishing and communicating appropriate policies and procedures, training employees in them, and monitoring activity to assure their observance. Proactive risk control and/or remediation work is undertaken where required.

Fiduciary risk (page 248)
The risk of breaching our fiduciary duties.	Fiduciary risk is part of operational risk, and arises from our business activities where we act in a fiduciary capacity as Trustee, Investment Manager or as mandated by law or regulation.	Fiduciary risk is: • measured by monitoring against risk appetite; • monitored through the use of key indicators; and • managed within the designated businesses via a comprehensive policy framework.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Description of risks – banking operations (continued)

Risks	Arising from	Measurement, monitoring and management of risk
Other material risks
Reputational risk (page 260)
The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC’s reputation, leading potentially to a loss of business, fines or penalties.	Reputational risk encompasses negative reaction not only to activities which may be illegal or against regulations, but also to activities that may be counter to societal standards, values and expectations. It arises from a wide variety of causes, including how we conduct our business and the way in which clients to whom we provide financial services, and bodies who represent HSBC, conduct themselves.

Reputational risk is:

•  measured by reference to our reputation as indicated by our dealings with all relevant stakeholders, including media, regulators, customers and employees;

•  monitored through a reputational risk management framework, taking into account the results of the compliance risk monitoring activity outlined above; and

•  managed by every member of staff and is covered by a number of policies and guidelines. There is a clear structure of committees and individuals charged with mitigating reputational risk, including the Group Reputational Risk Policy Committee and regional/business equivalents.

Pension risk (page 260)
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

Pension risk is:

•  measured in terms of the schemes’ ability to generate sufficient funds to meet the cost of their accrued benefits;

•  monitored through the specific risk appetite that has been developed at both Group and regional levels; and

•  managed locally through the appropriate pension risk governance structure and globally through the Risk Management Meeting.

Sustainability risk (page 263)
The risk that the environmental and social effects of providing financial services outweigh the economic benefits.	Sustainability risk arises from the provision of financial services to companies or projects which run counter to the needs of sustainable development.

Sustainability risk is:

•  measured by assessing the potential sustainability effect of a customer’s activities and assigning a Sustainability Risk Rating to all high risk transactions;

•  monitored quarterly by the Risk Management Meeting and monthly by Group Sustainability Risk management; and

•  managed using sustainability risk policies covering project finance lending and sector-based sustainability polices for sectors with high environmental or social impacts.

Our insurance manufacturing subsidiaries are separately regulated from our banking operations. Risks in the insurance entities are managed using methodologies and processes appropriate to insurance activities, but remain subject to oversight at Group level. Our insurance operations are also subject to the operational risks and the other material risks presented above in relation to the banking operations, and these are covered by the Group’s risk management processes.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Description of risks – insurance manufacturing operations

Risks	Arising from	Measurement, monitoring and management of risk
Financial risks (page 253)

Our ability to effectively match the liabilities arising under insurance contracts with the asset portfolios that back them are contingent on the management of financial risks such as market, credit and liquidity risks, and the extent to which these risks are borne by the policyholders.

Liabilities to policyholders under unit-linked contracts move in line with the value of the underlying assets, and as such the policyholder bears the majority of the financial risks.

Contracts with DPF share the performance of the underlying assets between policyholders and the shareholder in line with the type of contract and the specific contract terms.

Exposure to financial risks arises from:

•  market risk of changes in the fair values of financial assets or their future cash flows from fluctuations in variables such as interest rates, foreign exchange rates and equity prices;

•  credit risk and the potential for financial loss following the default of third parties in meeting their obligations; and

•  liquidity risk of entities not being able to make payments to policyholders as they fall due as there are insufficient assets that can be realised as cash.

Financial risks are:

•  measured separately for each type of risk:

•      market risk is measured in terms of exposure to fluctuations in key financial variables;

•      credit risk is measured as the amount which could be lost if a customer or counterparty fails to make repayments; and

•      liquidity risk is measured using internal metrics including stressed operational cash flow projections.

•  monitored within limits approved by individuals within a framework of delegated authorities; and

•  managed through a robust risk control framework which outlines clear and consistent policies, principles and guidance for risk managers. Subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising any discretionary participation (or bonus) features within the policy contracts they issue.

Insurance risk (page 258)
The risk that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

Insurance risk is:

•  measured in terms of life insurance liabilities;

•  monitored by the RBWM Risk Management Committee, which checks the risk profile of the insurance operations against a risk appetite for insurance business agreed by the GMB; and

•  managed both centrally and locally using product design, underwriting, reinsurance and claims-handling procedures.

Stress testing

Our stress testing and scenario analysis programme examines the sensitivities of our capital plans and demand for regulatory capital under a number of scenarios and ensures that top and emerging risks have been appropriately considered. The governance and management of enterprise-wide stress testing, including model development, validation and use, is overseen by the Group Risk Committee.

The development of macroeconomic scenarios is a critical part of the process. Potential scenarios are defined and generated by an expert panel comprising Global Risk, Global Finance and external economic advisers. Variables and assumptions underpinning the scenarios, including economic indicators such as yield curves, exchange rates and volatilities, are tested through internal and external research and circulated to our businesses, along with instructions and methodologies for specific risk types.

Stress test results are subject to a review and challenge process at regional and Group levels and action plans are developed to mitigate identified risks.

The extent to which those action plans are implemented will depend on senior management’s evaluation of the risks and their potential consequences, taking into account HSBC’s risk appetite.

During 2013, the results of a number of macroeconomic stress scenarios were presented to senior management. These included an assessment of the 2013 annual operating plan under two macroeconomic scenarios: a worsening eurozone crisis and a US ‘fiscal cliff’ scenario. We also ran a PRA core programme stress testing exercise based on a global slow growth scenario, which factored in a China hard landing scenario specified by the PRA based on a pronounced economic slowdown in mainland China and Hong Kong. The slow growth component was developed internally and stipulated a period of reduced inflation across the world. The results of these stress tests demonstrated that HSBC would remain satisfactorily capitalised after taking account of assumed management actions to mitigate the results.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The macroeconomic stress scenarios are described below.

Stress scenario assumptions – 2013 annual operating plan

Scenario	Worsening eurozone crisis scenario	US ‘fiscal cliff’ scenario

Assumptions

•  Greece, Ireland, Portugal, Spain and Italy exit the eurozone in the first quarter of 2013;

•  debt is re-denominated in new national currencies, which depreciate sharply (from 15% to 50%);

•  equity prices fall by around 50% in the exiting countries and initially by 30% elsewhere in the eurozone;

•  exiting countries experience large-scale capital outflows, rising inflation and interest rates;

•  government bond spreads rise significantly in exiting countries (from 700 to 1,200bps);

•  banking sectors in both the exiting countries and the eurozone suffer significant losses and credit standards tighten dramatically; and

•  the residual euro exchange rate initially depreciates by around 15% against the US dollar.

•  Tightening of fiscal policy;

•  effective federal corporate and personal tax rates are increased back towards their 2001 levels;

•  federal spending reduces by around US$95bn;

•  US dollar depreciates by around 5% as economic prospects for the US deteriorate;

•  Federal Reserve supports the economy with additional quantitative easing, boosting its balance sheet by another US$500bn (around 3% of GDP) and maintaining that level for one year before beginning to unwind;

•  government spending cuts and tax increases lead to lower consumer spending and business investment;

•  US GDP falls by around 7% below the pre-crisis baseline; and

•  lower US demand dampens exports from the rest of the world, leading to a slowdown in global GDP growth.

Stress scenario assumptions – 2013 PRA core programme

Scenario	Global slow growth scenario

Assumptions

•  Mainland China suffers a 50% reduction in property prices as an intitial modest price decline becomes self-reinforcing through a deterioration in investor sentiment;

•  mainland China equity prices fall by around 25% and unemployment doubles to 7%;

•  mainland China GDP growth averages 3% per annum in the two years following the crisis;

•  the tightening of monetary policy in mainland China to prevent capital flight leads to liquidity issues;

•  Hong Kong exports to mainland China decline rapidly and significantly;

•  Hong Kong GDP contracts by around 4% in 2013 and 2014 and unemployment rises to 10%;

•  Hong Kong property and equity prices fall by about 50%;

•  weak macro-economic outlook currently facing major advanced economies persists over the next five years;

•  substantial fall in commodity prices triggered by continued slow growth, leading to a reduction in inflation, domestic demand and economic growth across commodity exporting countries;

•  deflation, or 0% inflation, in advanced economies as energy prices decline; and

•  reduction in exports from advanced economies due to reduced demand from emerging markets.

In addition to the Group-wide risk scenarios, each major HSBC subsidiary conducts regular macroeconomic and event-driven scenario analyses specific to their region. They may also participate in local regulatory stress testing programmes.

We also examined the effect on our businesses and our capital position of other macroeconomic and geopolitical events at Group or major subsidiary levels. These included a possible US default, renminbi internationalisation, the conflict in Syria and tensions between mainland China and Japan.

Stress testing is used across risk categories such as market risk, liquidity and funding risk and credit risk to evaluate the potential effect of stress scenarios on portfolio values, structural long-term funding positions, income or capital.

We also conduct reverse stress testing, which is a process of working backwards from the event of non-viability of the business model to the identification of a range of occurrences that could bring that event about. Non-viability might occur before the bank’s capital is depleted, and could result from a variety of events. These include idiosyncratic or systemic events or combinations thereof, and/or could imply failure of the Group’s holding company or one of its major subsidiaries. They would not necessarily mean the simultaneous failure of all the major subsidiaries. We use reverse stress testing to strengthen resilience by helping to inform early-warning triggers, management actions and contingency plans to mitigate against

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

potential stresses and vulnerabilities which the Group might face.

HSBC participate, where appropriate, in scenario analyses requested by regulatory bodies.

The Group is taking part in the Bank of England concurrent stress test exercise in 2014. This programme will include common base and stress scenarios applied across all major UK banks. The exercise will be supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework (‘FDSF’). The PRA is considering a range of disclosure options related to the stress test exercise.

HSBC North America Holdings Inc. (‘HNAH’) and HSBC Bank USA NA (‘HBUS’) are subject to the CCAR and Dodd-Frank Stress Testing programmes of the Federal Reserve and the Office of the Comptroller of the Currency. HNAH and HBUS made submissions under these programmes on 6 January 2014. Disclosure by the Federal Reserve and by HNAH and HBUS of the results of these exercises will be made in March 2014.

HSBC will be included in the next round of European stress test exercises, scheduled for 2014. HSBC France and HSBC Malta will participate in the ECB’s Asset Quality Review, run as part of the ECB’s comprehensive assessment prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB’s stress testing process. The Group will take part in the related exercise run by European Banking Authority (‘EBA’). Disclosures of the results of these exercises are planned in late 2014.

Top and emerging risks /

(Unaudited)

Our approach to identifying and monitoring top and emerging risks is described on page 38.

During 2013, senior management paid particular attention to a number of top and emerging risks, and our current ones are as follows:

Macroeconomic and geopolitical risks

Emerging markets’ slowdown.

Increased geopolitical risk.

Emerging markets’ slowdown

Growth in a number of emerging markets decelerated during 2013. Weak demand for commodities and raw materials due to subdued economic growth and limited investment activity in mature markets and in mainland China affected all exporting countries. Emerging markets continued to face the risks of fiscal decline and increasing financing requirements. In addition, capital flows were volatile, particularly during the second half of the year, and in several cases lead to a tightening of monetary policy to counter capital outflows. Any consequent rise in interest rates, however, could put growth at risk and increase the risk of a liquidity crisis.

Mature economies are depending on stronger trade growth with emerging markets to help them through difficult economic times domestically. A number of them have implemented austerity measures in order to reduce their deficits and public debt. While austerity is expected to help resolve the sovereign and banking crisis in the medium term, it is limiting growth, increasing unemployment and restricting taxation revenues severely in the short term. This, in turn, is affecting the rest of the world through lower trade.

Potential impact on HSBC

•

Global trade and capital flows may contract as a result of weaker economic growth in some emerging markets, banks deleveraging, expectations of tapering of quantitative easing, the introduction of protectionist measures in certain markets, the emergence of geopolitical risks or increasing redenomination risk. The contraction might curtail our profitability.

•

While growth in emerging markets as a whole has been constrained by lower world demand and commodity prices, some countries are struggling with domestic issues and could trigger a new crisis of confidence with the potential for increased volatility. In Egypt, an uncertain future is affecting the economy and the country’s ability to attract the necessary financial support. In Brazil, middle class protests have highlighted concerns regarding the political and economic choices made by the authorities, while in Turkey the situation has been aggravated by internal conflict in the ruling

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

party. In Argentina, the unresolved dispute with ‘hold out’ bondholders is fuelling the risk of new defaults. Emerging markets have been supported during the last two years by significant capital inflows from advanced economies but a reverse of these capital flows, as happened in mid-2013, would create difficulties for all countries having to finance current account deficits, government debt or both. Finally, while economic growth in mainland China appears to be in line with its government’s expectations, structural issues remain and a sharper than expected slowdown could occur with implications for all other emerging markets. We closely watch developments in all markets to ensure insights are shared and appropriate mitigating action is taken as circumstances evolve.

Increased geopolitical risk

Our operations are exposed to risks arising from political instability and civil unrest in a number of countries which may have a wider effect on regional stability and regional and global economies.

Geopolitical risk remains high in the Middle East as a result of the continued violence and unrest in Egypt and the civil war in Syria, which may spill over into neighbouring countries. Tensions between Israel and Iran add to the risks in the region, although diplomatic contacts with Iran’s new administration may engender an improvement in relations.

In Asia, continued tensions over maritime sovereignty disputes involving mainland China and Japan may escalate to include military action, while actions by the government of the Democratic People’s Republic of Korea risk destabilising the region.

In other emerging markets such as Turkey and Brazil, demonstrations have taken place as the population has become increasingly critical of prevailing economic policies. In Turkey, there is significant political uncertainty and the government is struggling to maintain a credible policy in order to maintain creditors’ confidence.

Potential impact on HSBC

•

Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could put our staff in harm’s way and bring physical damage to our assets.

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

Macro-prudential, regulatory and legal risks to our business model

Regulatory developments affecting our business model and Group profitability

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand.

Dispute risk.

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a supra-equivalent manner and to variable timetables by different regulatory regimes.

Regulatory developments affecting our business model and Group profitability

Several regulatory changes are likely to affect our activities, both of the Group as a whole and of some or all of our principal subsidiaries. These changes include:

•

the publication on 27 June 2013 of CRD IV, which introduced in the EU the Basel III measures that came into effect on 1 January 2014, together with the publication by the PRA on 19 December 2013 of its final rules on implementing CRD IV which apply to firms regulated by the PRA in the UK;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

the introduction of new regulatory bodies and powers in Europe comprising, in the UK, the FPC, the PRA and the FCA; and, in the eurozone, the granting to the European Central Bank (‘ECB’) of supervisory powers from November 2014;

•	the designation of the Group by the Financial Stability Board as a global systemically important bank and resultant application of higher loss absorbency and other requirements;

•

finalisation of the Financial Services (Banking Reform) Act 2013 in the UK to give effect to the recommendations of the Independent Commission on Banking (‘ICB’) in relation to the future ‘ring-fencing’ of our UK retail banking business from wholesale banking activities, the structural separation of certain activities envisaged in legislation and rules adopted in the US (including the final Volcker Rule adopted in December 2013 under the Dodd-Frank Act) and potential legislative changes across the EU;

•

changes in the regime for the operation of capital markets with increasing standardisation, central clearing, reporting and margin requirements through a number of regulatory initiatives including European Market Infrastructure Regulation, Dodd Frank and the revised Markets in Financial Instruments Directive/Regulation (‘MiFID2’);

•	requirements flowing from arrangements for the recovery and resolution of the Group and its main operating entities;

•

continued changes in the manner and standards for the conduct of business, including the effects of the recommendations made by the Parliamentary Commission on Banking Standards (which will be given effect through Part 4 of the Financial Services (Banking Reform) Act 2013);

•	the forthcoming ECB Asset Quality Review (‘AQR’), which may reveal that substantial recapitalisation is needed among eurozone banks;

•	the tightening of credit controls by regulators in a number of countries on mortgage lending and unsecured portfolios; and

•	the continued risk of further changes to regulation relating to remuneration and other taxes.

Potential impact on HSBC

•	Proposed changes in regulation relating to capital and liquidity requirements, remuneration and/or taxes could increase our cost of doing business, reducing future profitability.

•

Proposed changes in and the implementation of regulations for derivatives including mandatory central clearing, the ICB ring-fencing proposals, recovery and resolution plans, the Volcker Rule and the Foreign Account Tax Compliance Act (known as FATCA) may affect the manner in which we conduct our activities and how the Group is structured. These measures have the potential to increase our cost of doing business and curtail the types of business we can carry out, with the consequent risk of decreased profitability. Because the development and implementation of many of these various regulations are in their early stages, it is not possible to estimate the effect on our operations.

•

Mandatory central clearing of derivatives also brings new risks to HSBC in our role as a clearing member, as we will be required to underwrite losses incurred by central clearing counterparties from the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk.

•

Potential market disruption as a result of the AQR, including a possible re-emergence of the eurozone crisis, may affect us directly through our exposure to eurozone banks and sovereigns, and indirectly should there be any diminution in economic activity in the eurozone.

•

While the tightening by regulators of credit controls limits consumer indebtedness and will benefit credit markets and our portfolios in the longer term, it may reduce our growth prospects and affect our business strategy in certain countries.

•

We are closely engaged with governments and regulators in the countries in which we operate to help ensure that the new requirements are properly considered and can be implemented in an effective manner. We are also ensuring that our capital and liquidity plans take into account the potential effects of the changes. Capital allocation and liquidity management disciplines have been expanded to incorporate future

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

increased capital and liquidity requirements and drive appropriate risk management and mitigating actions

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing.

Regulatory commitments and consent orders

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA, N.A. (‘HSBC Bank USA’) entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with anti-money laundering and sanctions laws. Among these agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement (‘US DPA’) with the US Department of Justice (‘DoJ’) and HSBC Holdings entered into a two-year DPA with the New York County District Attorney (the ‘DANY DPA’). HSBC Holdings also entered into an undertaking with the FSA (revised as the ‘FCA Direction’) to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements.

Under the settlement agreements, HSBC Holdings, HNAH and HSBC Bank USA made payments totalling US$1.9bn to US authorities and undertook to continue cooperating fully with US and UK regulatory and law enforcement authorities and take further action to strengthen our compliance policies and procedures. The agreements with the DoJ and the US Federal Reserve Board and the FCA Direction require us to retain an independent monitor (who is, for FCA purposes, a ‘skilled person’ under section 166 of the Financial Services and Markets Act) to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Michael Cherkasky began his work as Monitor on 22 July 2013, charged with evaluating and reporting upon, the effectiveness of the Group’s internal controls, policies and procedures as they relate to ongoing compliance with applicable anti-money laundering and sanctions laws. His work is proceeding as anticipated consistent with the timelines and requirements set forth in relevant agreements.

As reflected in the agreement entered into with the OCC in December 2012 (the ‘the Gramm-Leach-Bliley Act (‘GLBA’) Agreement’), the OCC has determined that HSBC Bank USA is not in compliance with the requirements which provide that a national bank and each depository institution affiliate of the national bank must be both well-capitalised and well-managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC, no longer meet the qualification requirements for financial holding company status, and may not engage in any new types of financial activities without the prior approval of the Federal Reserve Board. In addition, HSBC Bank USA may not directly or indirectly acquire control of or hold an interest in any new financial subsidiary, nor commence a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC.

Potential impact on HSBC

•

It is difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes may have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•

Our significant involvement in facilitating international capital flows and trade exposes the Group to the risk of financial crime or inadvertently breaching restrictions and sanctions imposed by OFAC and other regulators. Through our Global Standards programme, we are implementing consistent procedures and controls to detect, deter and protect against financial crime.

•

In relation to the DPAs, HSBC Holdings and HSBC Bank USA have committed to take or continue to adhere to a number of remedial measures. Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Breach of the DANY DPA may allow the New York County District Attorney’s Office to prosecute HSBC Holdings in relation to the matters which are the subject of that DPA.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

In relation to the GLBA Agreement, if all of our affiliate depositary institutions are not in compliance with these requirements within the time periods specified in the GLBA Agreement, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on the GLBA. Similar consequences under the GLBA Agreement could result for subsidiaries of HSBC Bank USA that engage in financial activities in reliance on expanded powers provided for in the GLBA. Any such divestiture or termination of activities would have a material adverse effect on the consolidated results and operation of HSBC. The GLBA Agreement requires HSBC Bank USA to take all steps necessary to correct the circumstances and conditions resulting from non-compliance with the requirements referred to above. We have initiated steps to satisfy the requirements of the GLBA Agreement.

Steps to address many of the requirements of the DPAs, the FCA Direction and the GLBA Agreement have either already been taken or are under way. These include simplifying the Group’s control structure, strengthening the governance structure with new leadership appointments, revising key policies and establishing bodies to implement single Global Standards shaped by the highest or most effective standards available in any location where the Group operates, as well as substantially increasing spending and staffing in the anti-money laundering and regulatory compliance areas in the past few years. There can be no assurance that these steps will be effective or that HSBC will not have to take additional remedial measures in the future to comply with the terms of the DPAs, the FCA Direction or the GLBA Agreement.

Conduct of business

Regulators in the UK and other countries have continued to increase their focus on ‘conduct risk’ including paying attention to sales processes and incentives, product and investment suitability and more general conduct of business concerns. In the UK, the FCA is making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. Additionally, the FCA and other regulators increasingly take actions in response to customer complaints which may be amplified through customers’ use of social media channels, either specific to an institution or more generally in relation to a particular product. There have been recent examples of this approach by regulators in the context of the possible mis-selling of payment protection insurance (‘PPI’), of interest rate hedging products to SMEs and of wealth management products.

The Group also remains subject to a number of other regulatory proceedings involving investigations and reviews by various national regulatory, competition and enforcement authorities including in the UK, the US, Canada, the EU, Switzerland and Asia that are conducting investigations and reviews relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest rates. In addition, regulators in the UK, the US, Hong Kong and certain other jurisdictions are conducting investigations relating to trading on foreign exchange markets. As certain HSBC entities are members of these panels and participate in the foreign exchange market, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations and reviews.

In addition, HSBC Holdings, HSBC Bank plc, HSBC Bank USA and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of Libor, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. HSBC and other panel banks have also been named as defendants in putative class action lawsuits in New York and Chicago relating to credit default swap pricing. The complainants in those actions assert claims against HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act and state law (see Note 43 on the Financial Statements for further information).

Potential impact on HSBC

•

Regulators in the UK and other countries may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities; and (ii) changes in the practices of such businesses. Also, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent with jurisdiction) could, if applied to a wider class or grouping of customers, have a material

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

adverse effect on the operating results, financial condition and prospects of the Group.

Dispute risk

The current economic environment has increased the Group’s exposure to actual and potential litigation. Further details are provided in Note 43 on the Financial Statements.

Potential impact on HSBC

•	Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Risks related to our business operations, governance and internal control systems

Heightened execution risk.

Internet crime and fraud.

Information security risk.

Data management.

Model risk.

Heightened execution risk

There are a number of factors which may affect the successful delivery of our strategy. These include the increasing regulatory pressures and demands and the challenging macroeconomic environment, which may affect our ability to achieve planned earnings growth. The implementation of our strategy to simplify our business, which involves withdrawing from certain markets, presents disposal risks which must be carefully managed. Implementing organisational changes to support the Group’s strategy, including the restructuring of our Compliance function into two distinct sub-functions: Financial Crime Compliance and Regulatory Compliance, also requires close management oversight.

Potential impact on HSBC

•	Our annual planning and stress testing processes consider the effect of potential risks from the external environment on our earnings and capital position and actions by management to mitigate them.

•	The potential risks of disposals include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation.
They can have both financial and reputational implications.

•

The size and scope of the change to our Compliance function could generate heightened execution and people risk (including significant resourcing demands) and are subject to close management oversight.

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

Potential impact on HSBC

•

Internet crime and fraud may give rise to losses in service to customers and/or economic loss to HSBC. These threats also exist when we rely on external suppliers or vendors for services provided to the Group and our customers.

•

We have increased our defences through enhanced monitoring and have implemented additional controls such as two-factor authentication to reduce the possibility of losses from fraud. We continually assess the threats from internet crime and fraud as they evolve and adapt our controls to mitigate them.

Information security risk

The security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand.

Potential impact on HSBC

•

Information security risk gives rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also trigger regulatory breaches which could result in fines and penalties being incurred.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements and enhanced multi-layered controls protecting our information and technical infrastructure.

Data management

We have received feedback from external stakeholders that we need a clear data strategy to meet the volume, granularity, frequency and scale of regulatory reporting requirements as well as other internal and external information demands. In addition, we are required to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision (‘BCBS’) by the end of 2015.

Potential impact on HSBC

•

Financial institutions that fail to meet their BCBS data obligations by the required deadline may face supervisory measures. Senior management recognise the importance of data management and therefore established a Data Strategy Board in 2012 to define our data strategy and ensure consistent data aggregation, reporting and mananagement across the Group. Key initiatives and projects to deliver our strategy and work towards meeting our data obligations are now in progress.

•	Regulators are evaluating the industry on its ability to provide accurate information and may use the industry-developed data maturity model to assess financial services firms.

Model risk

Increasingly stringent regulatory requirements governing the development of parameters applied to models used for measuring risk and controls over the models can have implications for the modelled outcomes, including increases in capital requirements. This risk extends more broadly to the use of models across HSBC, for example those used in financial reporting, stress testing or pricing. The evolving external economic and legislative environment and changes in customer behaviour can lead also to the assumptions in our models becoming invalid.

Potential impact on HSBC

•	These model risks have the potential to increase our capital requirement and/or make our capital requirement more volatile

•	We continue to address these risks through enhanced model development, independent review and model oversight to ensure our models remain fit for purpose.

Areas of special interest

(Unaudited)

Financial crime compliance and regulatory compliance

In recent years, we have experienced increasing levels of compliance risk as regulators and other agencies pursued investigations into historical activities and we continued to work with them in relation to existing issues. This has included the matters giving rise to the DPAs reached with US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law, and the related undertaking with the FSA (revised as the ‘FCA Direction’ following the UK regulatory restructuring in April 2013). The work of the Monitor, who has been appointed to assess our progress against our various obligations, including the DPAs, is discussed on page 24.

We have also responded to a number of investigations by the FCA into the possible mis-selling in the UK of certain products, including PPI and interest rate hedging products sold to SMEs. In addition, we have been involved in investigations and reviews by various regulators and competition enforcement authorities relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates.

It is clear from both our own and wider industry experience that the level of activity among regulators and law enforcement agencies in investigating possible breaches of regulations has increased, and that the direct and indirect costs of such breaches can be significant. Coupled with a substantial rise in the volume of new regulation, much of which has some element of extra-territorial reach, and the geographical spread of our businesses, we believe that the level of inherent compliance risk that we face as a Group will continue to remain high for the foreseeable future.

Commercial real estate

Details of our exposure to commercial real estate lending are set out on page 168.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Eurozone crisis

Eurozone countries are members of the EU and part of the euro single currency bloc. The peripheral eurozone countries are those which exhibited levels of market volatility that exceeded other eurozone countries, demonstrating persistent fiscal or political uncertainty in 2013. In spite of austerity measures and structural reform throughout 2012 and 2013, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to GDP or short to medium-term maturity concentration of their liabilities. However, some of these peripheral eurozone countries showed improvements with Ireland able to access the long-term bond markets and Spain experiencing lower borrowing costs. In March 2013, Cyprus sought assistance from the Troika (the European Commission, European Central Bank and International Monetary Fund), which ultimately agreed a bailout under conditions requiring a consolidation of banking assets and the ‘bail-in’ of larger depositors’ monies. Capital controls led to some minor disruption of payments from Cyprus. However, HSBC has limited exposure to the country and no impairments were recorded.

The European Central Bank brought interest rates to record low levels in order to support growth in the eurozone but the very low level of inflation in the region is limiting the impact of such measures. These measures are putting additional stress on the profitability of the European banking sector.

Net exposure

At 31 December 2013, our net exposure to the peripheral eurozone countries was US$37.5bn (2012: US$38.8bn), including net exposure to sovereign borrowers, agencies and banks of US$10.1bn (2012: US$11.6bn).

Our businesses in peripheral eurozone countries are funded from a mix of local deposits, local wholesale sources and intra-Group loans extended from HSBC operations with surplus funds. Intra-Group funding carries the risk that a member country might exit the eurozone and redenominate its national currency, which could result in a significant currency devaluation. A description of redenomination risk in the event of the exit of a eurozone member is provided on page 211.

Our exposure to eurozone countries is analysed in the table on page 210.

Risk management and contingency planning

We have a well-developed framework for dealing with counterparty and systemic crisis situations, both regionally and globally, which is complemented by regular specific and enterprise-wide stress testing and scenario planning. The framework functions before, during and after crises and ensures that we have detailed and evolving operational plans in the event of an adverse situation materialising. It was applied throughout 2013 to ensure that pre-crisis preparation remained apposite and robust. A Cyprus Major Incident Group was effective in dealing with the Group’s response to the Cyprus sovereign debt crisis.

Exposures to Egypt

Since the onset of the Arab Spring we have actively managed our exposure within Egypt. During 2013, our systemic crisis management processes were reinstigated in response to the unfolding constitutional crisis, and we continued to monitor developments closely. The most material risk to our overall portfolio in Egypt is the economic instability that could be caused by a further significant deterioration in the security situation.

At 31 December 2013, our total net lending exposure to Egypt was US$10.9bn. Just under half of our exposure was to other financial institutions and corporates (US$5.4bn), almost all of which was onshore lending by HSBC in Egypt to corporate entities. Of this exposure, US$3.4bn was off-balance sheet, principally undrawn committed facilities. This corporate exposure was diversified with nearly half spread across a broad range of manufacturing activities and the remainder covering a range of other industry sectors.

The sovereign and agencies exposure, including exposure to the central bank, was US$4.1bn. This exposure was almost wholly in the form of local currency denominated treasury bills and central bank deposits.

Exposure to banks was US$0.4bn, largely comprising off-balance sheet commitments consisting of trade lines to Egyptian banks for the confirmation of their letters of credit.

Personal lending – US lending

Economic conditions in the US continued to improve in 2013, supported by improvements in the housing sector and increases in consumer spending. The unemployment rate declined during the year amid signs that the labour market is becoming more stable.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

We remained focused on managing the run-off of balances in our HSBC Finance portfolio and completed the sale within our CML portfolio of US$3.7bn of personal unsecured loans and US$5.7bn of real estate loans. We transferred a further US$0.1bn of real estate loans to ‘Assets held for sale’ during 2013. The sale of these assets will accelerate portfolio wind-down, reduce risk, and alleviate some of the operational burden given that these receivables are demanding to service and subject to foreclosure delays.

Total lending balances within HSBC Finance were US$30bn at 31 December 2013 including loans held for sale, a decline of US$13bn compared with the end of 2012. The rate at which balances in the

CML portfolio are declining continues to be affected by the lack of refinancing opportunities available to customers. By 31 December 2013, we had resumed processing suspended foreclosure activities in substantially all states and had referred the majority of the backlog of loans for foreclosure. We also began initiating new foreclosure activities in all states. Our loan modification programmes, which are designed to improve cash collections and avoid foreclosures, continued to slow the rate of repayment.

Total mortgage lending in the US was US$47bn at 31 December 2013, a decline of 15% compared with the end of 2012, mainly due to the continued run-off of the CML portfolio.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk

	Page	App [1]	Tables	Page

Credit risk management		266
Summary of credit risk in 2013	152		Maximum exposure to credit risk	152
			Loans and advances excluding held for sale: total exposure, impairment allowances and charges	152
			Personal lending	153
			Wholesale lending	154
			Credit quality of gross loans and advances	155
Impairment of loans and advances	155		Loan impairment charges by geographical region	155
			Loan impairment charges by industry	155
Assets held for sale	156		Loans and advances to customers and banks measured at amortised cost	156
			Loan impairment charges and other credit risk provisions	157
Credit exposure	157
Maximum exposure to credit risk	157		Counterparty analysis of notional contract amounts of derivatives by product type	158
			Maximum exposure to credit risk	159
			Loan and other credit-related commitments	160
Personal lending	160		Total personal lending	160
Mortgage lending	161		Mortgage lending products	162
Mortgage lending in the US	162		HSBC Finance US CML – residential mortgages	163
			Trends in two months and over contractual delinquency in the US	163
			HSBC Finance: foreclosed properties in the US	164
Credit quality of personal lending in the US	164
Non-US mortgage lending	164
Other personal lending	165
Wholesale lending	165		Total wholesale lending	166
Financial (non-bank)	167
Loans and advances to banks	167
Corporate and commercial	168
Credit quality of financial instruments	169	267	Credit quality classification	267
2013 compared with 2012	169		Distribution of financial instruments by credit quality	170
Past due but not impaired gross financial instruments	172		Past due but not impaired loans and advances to customers and banks by geographical region	172
			Ageing analysis of days for past due but not impaired gross financial instruments	173
Renegotiated loans and forbearance	173	268	Renegotiated loans and advances to customers	174
			Renegotiated loans and advances to customers by geographical region	174
			Movement in renegotiated loans by geographical region	175
HSBC Finance loan modifications and re-age programmes	176		Gross loan portfolio of HSBC Finance real estate secured balances	178
			Movement in HSBC Finance renegotiated real estate balances	178
			Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio	178
Corporate and commercial renegotiated loans	178
Collateral	178
Collateral and other credit enhancements held	178		Residential mortgage loans including loan commitments by level of collateral	179
			Commercial real estate loans and advances including loan commitments by level of collateral	181
			Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by collateral rated CRR/EL8 to 10 only	182
			Loans and advances to banks including loan commitments by level of collateral	184
Collateral and other credit enhancements obtained	185		Carrying amount of assets obtained	185
Impaired loans	185		Movement in impaired loans by geographical region	186
Impairment of loans and advances	187		Impairment allowances on loans and advances to customers by geographical region	188
			Net loan impairment charge to the income statement by geographical region	189
2013 compared with 2012	189
2012 compared with 2011	190a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Page	App [1]	Tables	Page
Further analysis of impairment	191		Movement in impairment allowances by industry sector and geographical region	192
			Movement in impairment allowances over 5 years	193
			Movement in impairment allowances on loans and advances to customers and banks	194
			Individually and collectively assessed impairment charge to the income statement by industry sector	194
			Net loan impairment charge to the income statement	195
			Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region	195
			Charge for impairment losses as a percentage of average gross loans and advances to customers	195
			Reconciliation of reported and constant currency changes by geographical region	196
			Reconciliation of reported and constant currency impairment charge to the income statement	196
Refinance risk		272
Impairment assessment		272
Concentration of exposure	197	273
Financial investments	197		Trading assets	197
Trading assets	197
Derivatives	197
Loans and advances	197		Gross loans and advances by industry sector	198
			Gross loans and advances to customers by industry sector and by geographical region	199
			Loans and advances to banks by geographical region	200
			Gross loans and advances to customers by country	201
Country distribution of outstandings and cross-border exposures	202a		In-country foreign currency and cross-border amounts outstanding	202a
HSBC Holdings	203		HSBC Holdings – maximum exposure to credit risk	203
Securitisation exposures and other structured products	203	274
Exposure in 2013	204		Overall exposure of HSBC	204
			Movement in the available-for-sale reserve	205
Securities investment conduits	205		Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire	205
Impairment methodologies	205		Impairment charges/(write-backs)	205
			Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss	206
Transactions with monoline insurers	208		HSBC’s exposure to derivative transactions entered into directly with monoline insurers	208
Leveraged finance transactions	209		HSBC’s exposure to leveraged finance transactions	209
Representations and warranties related to mortgage sales and securitisation activities	209
Risk elements in the loan portfolio	209a
Interest foregone on impaired and restructured loans	209b
Interest recognised on impaired and restructured loans	209b
Impaired loans	209b
Unimpaired loans past due 90 days or more	209b
Troubled debt restructurings	209b
Potential problem loans	209c		Analysis of risk elements in the loan portfolio by geographical region	209d
Eurozone exposures	210
Exposures to countries in the eurozone	210		Summary of exposures to peripheral eurozone countries	210
Redenomination risk	211		In-country funding exposure	212

1	Appendix to Risk – risk policies and practices.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There were no material changes to our policies and practices for the management of credit risk in 2013.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 266.

Summary of credit risk in 2013

(Unaudited)

Maximum exposure to credit risk

	At 31 December
	2013 US$m	2012 US$m

Trading assets	239,301	367,177
– other trading assets	229,181	248,496
– reverse repos	10,120	118,681
Financial assets designated at fair value	12,719	12,714
Derivatives	282,265	357,450
Loans and advances to banks	211,521	152,546
– loans and other receivables	120,046	117,085
– reverse repos	91,475	35,461
Loans and advances to customers	1,080,304	997,623
– loans and other receivables	992,089	962,972
– reverse repos	88,215	34,651
Financial investments	416,785	415,312
Assets held for sale	3,306	9,292
Other assets	231,858	203,561
Off-balance sheet exposures	633,903	624,462
– financial guarantees and similar contracts	46,300	44,993
– loan and other credit-related commitments	587,603	579,469

	3,111,962	3,140,137

Total exposure to credit risk remained broadly unchanged in 2013 with loans and advances remaining the largest element. While the total exposure to credit risk remained broadly stable, there was an increase in the amount of reverse repos classified as ‘Loans and advances to banks’ and ‘Loans and advances to customers’, with a corresponding reduction in the amount classified as ‘Trading assets’. This followed a change in the way GB&M manages reverse repo activities during the year, as set out on page 220.

For a detailed analysis of our maximum exposure to credit risk, see page 157.

In 2013, we successfully weathered the imposition of capital controls in Cyprus and we continued to monitor events in the eurozone. We also continued to monitor our portfolio in Egypt as the constitutional crisis unfolded.

More details of the specific political and macroeconomic risks associated with these countries, and our management response, are provided on page 148.

Loans and advances excluding held for sale: total exposure, impairment allowances and charges

(Unaudited)

	2013 US$bn	2012 US$bn
At 31 December
Total gross loans and advances (A)	1,307.0	1,166.3

Impairment allowances (a)	15.2	16.2

(a) as a percentage of A	1.16%	1.39%

Loans and advances net of impairment allowances	1,291.8	1,150.2

Year ended 31 December
Impairment charges	6.0	8.2

After excluding reverse repo balances, (a) as a percentage of A was 1.35% at 31 December 2013 (2012: 1.47%).

Impairment allowances as a percentage of gross loans and advances decreased to 1.16% in 2013 from 1.39% in 2012. This reduction was mainly in North America due to the run-off and loan sales in our CML portfolio.

For further details on our loan impairment allowances, see page 188.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Personal lending

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

2013
First lien residential mortgages
Gross amount (A)	140,474	53,762	38,285	2,451	60,955	3,948	299,875
Impairment allowances	439	–	57	124	2,886	32	3,538
– as a percentage of A	0.3%	–	0.1%	5.1%	4.7%	0.8%	1.2%

Other personal lending[1]
Gross amount (B)	51,633	19,794	12,688	4,033	11,735	10,970	110,853
Impairment allowances	959	78	144	169	532	1,182	3,064
– as a percentage of B	1.9%	0.4%	1.1%	4.2%	4.5%	10.8%	2.8%

Total personal lending
Gross amount (C)	192,107	73,556	50,973	6,484	72,690	14,918	410,728
Impairment allowances	1,398	78	201	293	3,418	1,214	6,602
– as a percentage of C	0.7%	0.1%	0.4%	4.5%	4.7%	8.1%	1.6%

2012
First lien residential mortgages
Gross amount (D)	135,172	52,296	36,906	2,144	70,133	5,211	301,862
Impairment allowances	489	4	66	136	4,163	47	4,905
– as a percentage of D	0.4%	0.0%	0.2%	6.3%	5.9%	0.9%	1.6%

Other personal lending[1]
Gross amount (E)	51,102	18,045	12,399	4,088	14,221	13,376	113,231
Impairment allowances	977	57	143	189	684	1,257	3,307
– as a percentage of E	1.9%	0.3%	1.2%	4.6%	4.8%	9.4%	2.9%

Total personal lending
Gross amount (F)	186,274	70,341	49,305	6,232	84,354	18,587	415,093
Impairment allowances	1,466	61	209	325	4,847	1,304	8,212
– as a percentage of F	0.8%	0.1%	0.4%	5.2%	5.7%	7.0%	2.0%

For footnote, see page 263.

The following commentary is on a constant currency basis.

Total personal lending of US$411bn at 31 December 2013 was broadly in line with 2012. Balances decreased in North America from the continued run-off and loan sales in our CML portfolio, including the disposal of our non-real estate loan portfolio and several tranches of real estate loan balances. In addition, in Latin America, we disposed of our operations in Panama. These reductions were broadly offset by increases in residential mortgage balances in Rest of Asia-Pacific, the UK and Hong Kong.

Impairment allowances declined by 18% to US$7bn at 31 December 2013 from US$8bn at the end of 2012, primarily in North America reflecting the continued run-off and loan sales in our CML portfolio and an improvement in the housing market. In Hong Kong and Rest of Asia-Pacific, impairment allowances remained at low levels throughout 2013. Impairment allowances as a percentage of total personal lending reduced to 1.6% from 2.0% in 2012. This was driven by North America for the reasons noted above. In Europe, they declined as a percentage of gross personal lending balances to 0.7% compared with 0.8% in 2012.

During the year we reviewed the impairment allowance methodology used for retail banking across the Group (see page 72).

For a more detailed analysis of our personal lending, see page 160.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Wholesale lending

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

2013
Corporate and commercial
Gross amount (A)	242,107	114,832	89,066	19,760	50,585	30,188	546,538
Impairment allowances	3,821	361	557	1,212	769	1,339	8,059
– as a percentage of A	1.58%	0.31%	0.63%	6.13%	1.52%	4.44%	1.47%

Financial[2]
Gross amount (B)	149,454	42,760	59,159	8,975	72,755	16,657	349,760
Impairment allowances	379	10	7	78	55	11	540
– as a percentage of B	0.25%	0.02%	0.01%	0.87%	0.08%	0.07%	0.15%

2012
Corporate and commercial
Gross amount (C)	226,755	99,199	85,305	22,452	48,083	35,590	517,384
Impairment allowances	3,537	383	526	1,312	732	856	7,346
– as a percentage of C	1.56%	0.39%	0.62%	5.84%	1.52%	2.41%	1.42%

Financial[2]
Gross amount (D)	101,052	28,046	48,847	10,394	27,400	18,122	233,861
Impairment allowances	358	29	11	174	37	2	611
– as a percentage of D	0.35%	0.10%	0.02%	1.67%	0.14%	0.01%	0.26%

For footnote, see page 263.

Total wholesale lending increased to US$896bn at 31 December 2013 from US$747bn at the end of 2012 due to increased reverse repo loans to banks and customers resulting from the change in the way GB&M manages these activities (see page 220). Total reverse repos to customers increased by US$53bn and to banks by US$56bn.

Excluding reverse repos, total balances rose due to higher international trade and services lending, mainly in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific as we capitalised on trade and capital flows. Commercial real estate and other property related balances increased, mainly in Hong Kong as a result of demand for financing in the property investment and development sectors. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria. In addition, loans and advances to banks rose as a result of increased trade re-finance and central bank lending in Hong Kong.

This was partly offset by a decline in Latin America following the disposal of our operations in Panama.

Impairment allowances increased to US$9bn at 31 December 2013 from US$8bn at the end of 2012. In Latin America, they rose as a proportion of gross corporate and commercial lending to 4.44% (2012: 2.33%). This was principally in Mexico from higher individually assessed impairments in CMB relating to homebuilders resulting from a change in public housing policy. In Brazil, there were increases in CMB due to model changes and assumption revisions on restructured loan account portfolios, which were partly offset by an improvement in the quality of the portfolio. In addition there were higher specific impairments across a number of corporate exposures. In the Middle East and North Africa, impairment allowances as a proportion of gross financial lending fell from 1.70% to 0.87%, mainly due to a release on an individually assessed impairment in 2013.

For a more detailed analysis of our wholesale lending, see page 165.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit quality of gross loans and advances

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

2013
Neither past due nor impaired	568,040	229,202	195,299	32,194	174,455	55,862	1,255,052
– of which renegotiated	2,534	248	172	1,021	4,882	543	9,400

Past due but not impaired	2,399	1,499	2,723	757	6,453	1,640	15,471
– of which renegotiated	748	9	31	146	3,002	11	3,947

Impaired	13,228	445	1,178	2,285	15,123	4,244	36,503
– of which renegotiated	6,474	86	221	927	10,905	2,215	20,828

2012
Neither past due nor impaired	500,599	200,110	179,337	35,628	127,457	65,520	1,108,651
– of which renegotiated	3,871	275	199	1,300	6,061	1,109	12,815

Past due but not impaired	2,339	1,311	2,974	975	7,721	3,591	18,911
– of which renegotiated	371	8	35	168	3,104	133	3,819

Impaired	11,145	477	1,147	2,474	20,345	3,188	38,776
– of which renegotiated	5,732	109	318	921	16,997	1,516	25,593

On a reported basis at 31 December 2013, US$1,255bn of gross loans and advances were classified as neither past due nor impaired, an increase of 13% on the end of 2012, mainly in Europe and North America, resulting from higher reverse repo balances due to the change in the way GB&M manages these activities (see page 220).

At 31 December 2013, US$15bn of gross loans and advances were classified as past due but not impaired compared with US$19bn at the end of 2012, a reduction of 18%. The largest concentration of these balances was in HSBC Finance. The decrease was mainly in Latin America where we repositioned our portfolio in Brazil and disposed of our operations in Panama, and in North America, due to the continued run-off and loan sales in the CML portfolio.

Gross loans and advances classified as impaired decreased by 6% to US$37bn, mainly in North America due to the continued run-off and loan sales in the CML portfolio.

Renegotiated loans totalled US$34bn at 31 December 2013 compared with US$42bn at the end of 2012. The reduction was primarily due to the continued run-off and loan sales in the CML portfolio. North America accounted for the largest volume of renegotiated loans, at US$19bn or 55% of the total at 31 December 2013 (2012: US$26bn or 62%), most of which were first lien residential mortgages held by HSBC Finance. US$11bn of the renegotiated loans in North America were impaired at 31 December 2013 (2012: US$17bn).

For a more detailed analysis of the credit quality of financial instruments, see page 169.

Impairment of loans and advances

(Unaudited)

Loan impairment charges by geographical region

Loan impairment charges by industry

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan impairment charges in 2013 decreased to US$6.0bn from US$8.2bn in 2012 on a reported basis. On a constant currency basis they were 24% lower. The reduction was primarily in RBWM in North America, due to improvements in housing market conditions and lower delinquency levels, along with the continued run-off and loan disposals in the CML portfolio and the sale of the CRS business in 2012. This decline was partly offset by increases in Latin America, principally in Mexico, where there were higher specific impairments in CMB which primarily related to homebuilders due to a change in public housing policy, and collective impairment provisions in RBWM. In Brazil, loan impairment charges increased, reflecting impairment model changes and assumption revisions for restructured loan account portfolios in RBWM and CMB and higher specific impairments across a number of corporate exposures. This rise was partly offset by improvements in the quality of the portfolio in Brazil as the modification of credit strategies in previous years helped to mitigate rising delinquency rates.

For a more detailed analysis of the impairment of loans and advances, see page 187.

Assets held for sale

During 2013, the growth in gross loans and advances was affected by a reclassification of certain lending balances to ‘Assets held for sale’. Disclosures relating to assets held for sale are provided in the following credit risk management tables, primarily where the disclosure is relevant to the measurement of these financial assets:

•	‘Maximum exposure to credit risk’ (page 159);

•	‘Distribution of financial instruments by credit quality’ (page 170); and

•	‘Ageing analysis of days past due but not impaired gross financial instruments’ (page 173).

Although gross loans and advances held for sale and related impairment allowances are reclassified from ‘Loans and advances to customers’ and ‘Loans and advances to banks’ in the balance sheet, there is no equivalent income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as ‘Assets held for sale’.

Loans and advances to customers and banks measured at amortised cost

(Audited)

	At 31 December 2013		At 31 December 2012
	Gross loans and advances US$m	Impairment allowances on loans and advances US$m	Gross loans and advances US$m	Impairment allowances on loans and advances US$m

Reported in ‘Loans and advances to customers and banks’	1,307,026	15,201	1,166,338	16,169
Reported in ‘Assets held for sale’	1,970	111	7,350	718

	1,308,996	15,312	1,173,688	16,887

The lending balances in ‘Assets held for sale’ at the end of 2013 included balances associated with the disposal of our operations in Colombia, Uruguay and Jordan, net of impairment allowances.

We continue to measure lending balances held for sale at amortised cost less allowances for impairment; such carrying amounts may differ from fair value. Any difference between the carrying amount and the sales price, which is the fair value at the time of sale, would be recognised as a gain or a loss.

The table below analyses the amount of loan impairment charges and other credit risk provisions (‘LIC’s) arising from assets held for sale.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan impairment charges and other credit risk provisions

(Unaudited)

2013 US$m
LICs arising from:
– disposals and assets held for sale	197
– assets not held for sale	5,652

5,849

See Note 16 on the Financial Statements for the carrying amount and the fair value at 31 December 2013 of loans and advances to banks and customers classified as held for sale.

Credit exposure

Maximum exposure to credit risk

(Audited)

The table on page 159 provides information on balance sheet items, offsets and loan and other credit-related commitments. Commentary on balance sheet movements is provided on page 66.

‘Maximum exposure to credit risk’ table (page 159)

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

Loans and advances

For details of our maximum exposure to loans and advances, see Personal lending on page 160 (unaudited); Wholesale lending on page 165 (unaudited); Credit quality of financial instruments on page 169; and Concentration of exposure on page 197 (unaudited).

The loans and advances offset in the table on page 159 relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

Derivatives

Our maximum exposure to derivatives decreased, primarily reflecting a reduction in the fair value of interest rate derivative contracts in Europe due to upward movements in yield curves in major currencies. Over half of all trades were exchange traded or otherwise settled centrally, the majority of these being interest rate derivatives.

The derivatives offset amount in the table on page 159 relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash.

At 31 December 2013, the total amount of such offsets was US$252bn (2012: US$311bn), of which US$209bn (2012: US$270bn) were offsets under a master netting arrangement, US$36bn (2012: US$39bn) was collateral received in cash and US$7bn (2012: US$1.8bn) was other collateral. The decline in the total offset reflects the reduction in the fair value of derivative contracts in the year resulting from an upward shift in major yield curves. These amounts do not qualify for offset for accounting purposes as either there is no legally enforceable right to offset or it is not intended for settlement to be on a net basis.

Loan and other credit-related commitments

Loan and other credit-related commitments largely consist of corporate and commercial off-balance sheet commitments including term and trade-related lending balances and overdrafts, and retail off-balance sheet commitments including overdrafts, residential mortgages, personal loans and credit card balances. They remained well diversified across geographical regions.

At 31 December 2013, loan and other credit-related commitments rose to US$588bn (2012: US$579bn), driven by increased undrawn corporate facilities in Europe, mainly in France, the UK and Germany, and in North America reflecting our focus on growing in target commercial segments in the US. These increases were partly offset by a decline in Latin America following the disposal of our operations in Panama.

For details of our loans and other credit-related commitments, see page 160 (unaudited).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other credit risk mitigants

While not disclosed as an offset in the ‘Maximum exposure to credit risk’ table, other arrangements are in place which reduce our maximum exposure to credit risk. These include short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominantly borne by the policyholder. In addition, we hold collateral in the form of financial instruments that are not recognised on the balance sheet.

See page 178 and Note 34 on the Financial Statements for further details on collateral in respect of certain loans and advances.

Counterparty analysis of notional contract amounts of derivatives by product type

(Unaudited)

		Traded over the counter
	Traded on recognised exchanges US$m	Settled by central counterparties US$m	Not settled by central counterparties US$m	Total US$m
At 31 December 2013
HSBC
Foreign exchange	41,384	16,869	5,232,750	5,291,003
Interest rate	857,562	18,753,836	7,736,520	27,347,918
Equity	274,880	–	315,023	589,903
Credit	–	104,532	573,724	678,256
Commodity and other	6,531	–	71,311	77,842

	1,180,357	18,875,237	13,929,328	33,984,922
At 31 December 2012
HSBC
Foreign exchange	27,869	11,156	4,413,532	4,452,557
Interest rate	837,604	12,316,673	8,459,665	21,613,942
Equity	225,452	–	270,216	495,668
Credit	–	73,281	828,226	901,507
Commodity and other	19,006	–	61,213	80,219

	1,109,931	12,401,110	14,032,852	27,543,893

The purposes for which HSBC uses derivatives are described in Note 18 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Maximum exposure to credit risk

(Audited)

	At 31 December 2013			At 31 December 2012
	Maximum exposure US$m	Offset US$m	Net US$m	Maximum exposure US$m	Offset US$m	Net US$m

Cash and balances at central banks	166,599	–	166,599	141,532	–	141,532
Items in the course of collection from other banks	6,021	–	6,021	7,303	–	7,303
Hong Kong Government certificates of indebtedness	25,220	–	25,220	22,743	–	22,743
Trading assets	239,301	(1,777)	237,524	367,177	(19,700)	347,477
Treasury and other eligible bills	21,584	–	21,584	26,282	–	26,282
Debt securities	141,644	–	141,644	144,677	–	144,677
Loans and advances to banks	27,885	–	27,885	78,271	–	78,271
Loans and advances to customers	48,188	(1,777)	46,411	117,947	(19,700)	98,247

Financial assets designated at fair value	12,719	–	12,719	12,714	–	12,714
Treasury and other eligible bills	50	–	50	54	–	54
Debt securities	12,589	–	12,589	12,551	–	12,551
Loans and advances to banks	76	–	76	55	–	55
Loans and advances to customers	4	–	4	54	–	54

Derivatives	282,265	(252,344)	29,921	357,450	(310,859)	46,591

Loans and advances to customers held at amortised cost[3]	1,080,304	(116,677)	963,627	997,623	(91,846)	905,777
– personal	404,126	(1,348)	402,778	406,881	(1,604)	405,277
– corporate and commercial	538,479	(90,215)	448,264	510,038	(78,650)	431,388
– financial (non-bank financial institutions)	137,699	(25,114)	112,585	80,704	(11,592)	69,112

Loans and advances to banks held at amortised cost[3]	211,521	(2,903)	208,618	152,546	(3,732)	148,814

Financial investments	416,785	–	416,785	415,312	–	415,312
Treasury and other similar bills	78,111	–	78,111	87,550	–	87,550
Debt securities	338,674	–	338,674	327,762	–	327,762

Assets held for sale	3,306	(22)	3,284	9,292	(164)	9,128
– disposal groups	2,647	(22)	2,625	5,359	(164)	5,195
– non-current assets held for sale	659	–	659	3,933	–	3,933

Other assets	34,018	–	34,018	31,983	–	31,983
Endorsements and acceptances	11,624	–	11,624	12,032	–	12,032
Other	22,394	–	22,394	19,951	–	19,951

Financial guarantees and similar contracts	46,300	–	46,300	44,993	–	44,993
Loan and other credit-related commitments[4]	587,603	–	587,603	579,469	–	579,469

	3,111,962	(373,723)	2,738,239	3,140,137	(426,301)	2,713,836

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan and other credit-related commitments

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Personal	92,148	50,306	24,139	2,940	15,647	9,774	194,954
Corporate and commercial	91,895	50,128	69,956	19,045	92,837	21,956	345,817
Financial	18,930	4,517	3,960	705	17,478	1,242	46,832

	202,973	104,951	98,055	22,690	125,962	32,972	587,603

At 31 December 2012
Personal	80,596	47,617	26,133	5,271	17,424	14,142	191,183
Corporate and commercial	91,957	58,082	64,618	17,197	87,631	22,770	342,255
Financial	15,080	2,958	6,919	453	18,099	2,522	46,031

	187,633	108,657	97,670	22,921	123,154	39,434	579,469

Personal lending

(Unaudited)

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Given the diversity of the markets in which we operate, the range is not standard across all countries but is tailored to meet the demands of individual markets.

Personal lending includes advances to customers for asset purchases such as residential property, where the loans are typically secured by the assets being acquired. We also offer loans secured on existing assets, such as first and second liens on residential property and unsecured lending products such as overdrafts, credit cards and payroll loans.

Total personal lending

(Unaudited)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US5 US$m	Rest of North America US$m	Other regions[6] US$m	Total US$m

At 31 December 2013
First lien residential mortgages (A)	132,174	8,300	53,762	42,317	18,638	44,684	299,875
Other personal lending (B)	22,913	28,720	19,794	6,257	5,478	27,691	110,853
– motor vehicle finance	–	11	–	–	20	2,662	2,693
– credit cards	11,480	3,016	6,428	734	411	8,287	30,356
– second lien residential mortgages	–	–	–	5,010	251	93	5,354
– other	11,433	25,693	13,366	513	4,796	16,649	72,450

Total personal lending (C)	155,087	37,020	73,556	48,574	24,116	72,375	410,728

Impairment allowances on personal lending
First lien residential mortgages (a)	368	71	–	2,834	52	213	3,538
Other personal lending (b)	450	509	78	470	62	1,495	3,064
– motor vehicle finance	–	3	–	–	–	90	93
– credit cards	132	271	40	39	8	365	855
– second lien residential mortgages	–	–	–	421	5	–	426
– other	318	235	38	10	49	1,040	1,690

Total (c)	818	580	78	3,304	114	1,708	6,602

(a) as a percentage of A	0.3%	0.9%	–	6.7%	0.3%	0.5%	1.2%
(b) as a percentage of B	2.0%	1.8%	0.4%	7.5%	1.1%	5.4%	2.8%
(c) as a percentage of C	0.5%	1.6%	0.1%	6.8%	0.5%	2.4%	1.6%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US5 US$m	Rest of North America US$m	Other regions[6] US$m	Total US$m

At 31 December 2012
First lien residential mortgages (E)	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Other personal lending (F)	23,446	27,656	18,045	7,382	6,839	29,863	113,231
– motor vehicle finance	–	24	–	–	20	3,871	3,915
– credit cards	11,369	3,060	5,930	821	735	8,881	30,796
– second lien residential mortgages	508	–	–	5,959	363	131	6,961
– other	11,569	24,572	12,115	602	5,721	16,980	71,559

Total personal lending (G)	150,470	35,804	70,341	56,799	27,555	74,124	415,093

Impairment allowances on personal lending
First lien residential mortgages (e)	425	64	4	4,133	30	249	4,905
Other personal lending (f)	576	401	57	590	94	1,589	3,307
– motor vehicle finance	–	4	–	–	1	144	149
– credit cards	150	184	28	40	14	385	801
– second lien residential mortgages	44	–	–	542	6	–	592
– other	382	213	29	8	73	1,060	1,765

Total (g)	1,001	465	61	4,723	124	1,838	8,212

(e) as a percentage of E	0.3%	0.8%	–	8.4%	0.1%	0.6%	1.6%
(f) as a percentage of F	2.5%	1.4%	0.3%	8.0%	1.4%	5.3%	2.9%
(g) as a percentage of G	0.7%	1.3%	0.1%	8.3%	0.5%	2.5%	2.0%
For footnotes, see page 263.

Total personal lending was US$411bn at 31 December 2013, down from US$415bn at the end of 2012 (US$412bn on a constant currency basis). The decrease on a constant currency basis reflected the continued run-off and loan sales in the CML portfolio in the US and the disposal of our operations in Panama. This was mostly offset by an increase in mortgage lending in Rest of Asia-Pacific, the UK and Hong Kong.

For further analysis of the impairment of loans and allowances, see page 187.

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

At 31 December 2013, total mortgage lending was US$305bn, a reduction of US$3bn on 2012. Balances declined in North America due to the continued run-off and loan sales in the CML portfolio, and in Latin America following the disposal of our operations in Panama. This was largely offset by increases in Rest of Asia-Pacific and Hong Kong which reflected our focus on secured lending, although the rate of growth in the latter began to slow as transaction volumes in the property market declined in 2013. Balances also grew in the UK due to our competitive offering.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Mortgage lending products

(Unaudited)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US5 US$m	Rest of North America US$m	Other regions[6] US$m	Total US$m

At 31 December 2013
First lien residential mortgages	132,174	8,300	53,762	42,317	18,638	44,684	299,875
Second lien residential mortgages	–	–	–	5,010	251	93	5,354

Total mortgage lending (A)	132,174	8,300	53,762	47,327	18,889	44,777	305,229

Second lien as a percentage of A	–	–	–	10.6%	1.3%	0.2%	1.8%

Impairment allowances on mortgage lending	368	71	–	3,255	57	213	3,964
First lien residential mortgages	368	71	–	2,834	52	213	3,538
Second lien residential mortgages	–	–	–	421	5	–	426

Interest-only (including offset) mortgages	48,907	553	6	–	352	1,109	50,927
Affordability mortgages, including adjustable-rate mortgages	2	506	12	16,274	–	5,581	22,375
Other	95	–	–	–	–	159	254

Total interest-only, affordability mortgages and other (a)	49,004	1,059	18	16,274	352	6,849	73,556

– (a) as a percentage of A	37.1%	12.8%	–	34.4%	1.9%	15.3%	24.1%

At 31 December 2012
First lien residential mortgages	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Second lien residential mortgages	508	–	–	5,959	363	131	6,961

Total mortgage lending (B)	127,532	8,148	52,296	55,376	21,079	44,392	308,823

Second lien as a percentage of B	0.4%	–	–	10.8%	1.7%	0.3%	2.3%

Impairment allowances on mortgage lending	469	64	4	4,675	36	249	5,497
First lien residential mortgages	425	64	4	4,133	30	249	4,905
Second lien residential mortgages	44	–	–	542	6	–	592

Interest-only (including offset) mortgages	49,650	372	30	–	531	1,146	51,729
Affordability mortgages, including adjustable-rate mortgages	6	532	19	18,456	–	5,135	24,148
Other	99	–	–	–	–	204	303

Total interest-only, affordability mortgages and other (b)	49,755	904	49	18,456	531	6,485	76,180

– (b) as a percentage of B	39.0%	11.1%	0.1%	33.3%	2.5%	14.6%	24.7%

For footnotes, see page 263.

Mortgage lending in the US

(Unaudited)

In the US, total mortgage lending balances were US$47bn at 31 December 2013, a decrease of 15% compared with the end of 2012. Overall, US mortgage lending comprised 12% of our total personal lending and 16% of our total mortgage lending.

Mortgage lending balances at 31 December 2013 in HSBC Finance were US$30bn, a decrease of 22% compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio. In HSBC Bank USA, mortgage lending balances were US$18bn at 31 December 2013, broadly in line with 2012.

HSBC Finance

The CML portfolio continued to be affected by economic conditions in the US, where the housing market improved but unemployment remained high despite levels declining during 2013. In addition, liquidation rates continued to be affected by declines in loan prepayment rates as fewer refinancing opportunities for our customers existed.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC Finance US Consumer and Mortgage Lending7 – residential mortgages

(Unaudited)

	At 31 December
	2013 US$m	2012 US$m

Residential mortgages
First lien	27,305	35,092
Second lien	3,014	3,651

Total (A)	30,319	38,743

Impairment allowances	3,028	4,480
– as a percentage of A	10.0%	11.6%

For footnote, see page 263.

For first lien residential mortgages in our CML portfolio, two months and over delinquent balances were US$4.6bn at 31 December 2013 compared with US$7.6bn at 31 December 2012. The decline in delinquent balances mainly reflected the continued portfolio run-off and loan sales as well as the improved conditions in the housing market.

Second lien residential mortgage balances in our CML portfolio two months and over delinquent declined by 21% to US$276m at 31 December 2013, as a result of the continued run-off and loan sales in the CML portfolio.

HSBC Bank USA

In HSBC Bank USA we continued to sell a portion of new originations to the secondary market as a means of managing our interest rate risk and improving structural liquidity and focused on our strategy to grow the HSBC Premier customer base. First lien residential mortgage balances two months and over delinquent, rose in 2013 to US$1.3bn as they continued to be affected by a lengthy foreclosure process which has resulted in higher balances remaining delinquent. The delinquency ratio fell over the same period.

Second lien mortgages in the US

The majority of second lien residential mortgages are taken up by customers who hold a first lien mortgage issued by a third party. Second lien residential mortgage loans have a risk profile characterised by higher LTV ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss severity on default of second liens has typically approached 100% of the amount outstanding, as any equity in the property is consumed through the repayment of the first lien loan.

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

Trends in two months and over contractual delinquency in the US

(Unaudited)

	At 31 December
	2013 US$m	2012 US$m	2011 US$m

In personal lending in the US
First lien residential mortgages	5,931	8,926	9,065
– Consumer and Mortgage Lending	4,595	7,629	7,922
– other mortgage lending	1,336	1,297	1,143

Second lien residential mortgages	406	477	674
– Consumer and Mortgage Lending	276	350	501
– other mortgage lending	130	127	173

Credit card	25	27	714
Private label	–	–	316
Personal non-credit card	25	335	513

Total	6,387	9,765	11,282

	%	%	%

As a percentage of the relevant loans and receivables balances
First lien residential mortgages	14.0	18.1	17.1
Second lien residential mortgages	8.1	8.0	8.5
Credit card	3.4	3.3	3.8
Private label	–	–	2.5
Personal non-credit card	4.9	7.4	8.3

Total	13.1	16.1	11.4

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC Finance: foreclosed properties in the US

(Unaudited)

	Year ended 31 December
	2013	2012

Number of foreclosed properties at end of period	4,254	2,973
Number of properties added to foreclosed inventory in the period	9,752	6,827
Average loss on sale of foreclosed properties[8]	1%	6%
Average total loss on foreclosed properties[9]	51%	54%
Average time to sell foreclosed properties (days)	154	172

For footnotes, see page 263.

Credit quality of personal lending in the US

(Unaudited)

The increase in foreclosed residential properties was due to the suspension of foreclosure activities at the end of 2011 and during the first half of 2012. We have resumed processing suspended foreclosure actions in all states and have referred the majority of the backlog of loans for foreclosure. We also began initiating new foreclosure activities in all states. As a consequence, although the number of foreclosed properties sold increased and the time to sell these properties accelerated, the number of new properties added to the foreclosed inventory at HSBC Finance in 2013 increased to 9,752. This number will continue to be affected by refinements to our foreclosure processes. The number of real estate owned properties adding to inventory during 2014 will be affected by our receivable sale programme. We expect many of the properties currently in foreclosure to be sold prior to taking title.

Valuation of foreclosed properties in the US

We obtain real estate by foreclosing on the collateral pledged as security for residential mortgages. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property.

Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined on the basis of broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines or increases recognised through changes to allowances.

The significant backlog of foreclosures and additional delays in the processing of foreclosures could have an adverse effect on housing prices, which in turn may result in higher loss severities while foreclosures are delayed. The number of foreclosed properties at 31 December 2013 increased to 4,254 from 2,973 at the end of December 2012, reflecting the higher volume of properties added to the foreclosed inventory. The average total loss and the average loss on sale of foreclosed properties improved during 2013, reflecting improvements in home prices during the year.

For further information on renegotiated loans in North America, see page 174.

Non-US mortgage lending

(Unaudited)

The commentary that follows is on a constant currency basis.

Total non-US mortgage lending was US$258bn at 31 December 2013, an increase of US$5bn on 2012. Our most significant concentrations of mortgage lending were in the UK and Hong Kong.

The Group’s largest concentration of mortgage exposure was in the UK. At 31 December 2013 it was US$132bn, up by 1% on the end of 2012. The credit performance of our UK mortgage portfolio was stable, reflecting actions taken in previous years which included restrictions on lending to purchase residential property for the purpose of rental. Impairment allowances on first lien mortgages as a proportion of total first lien mortgage loan balances remained low. Almost all lending was originated through our own sales force, and the self-certification of income was not permitted. The majority of our mortgage lending in the UK was to existing customers who held current or savings accounts with HSBC. The average LTV ratio for new business was 60% during 2013 (2012: 59%). Loan impairment charges and delinquency levels in our UK mortgage book declined, aided by the low interest rate environment.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Interest-only mortgage products in the UK totalled US$49bn or 37% of the UK mortgage portfolio, down marginally on 2012. All interest-only lending is assessed for affordability on a capital repayment basis and, since March 2013, is only available to Premier customers. Offset mortgage products in the UK totalled US$22bn or 17% of the UK mortgage portfolio. The offset mortgage product, originated only by First Direct, is assessed for affordability on a capital repayment basis. Offset mortgage customers may make regular or one-off capital repayments but are able to redraw additional funds up to an agreed limit.

The underwriting criteria for interest-only products are consistent with those for equivalent capital repayment mortgages, and such products are typically originated at more conservative LTV ratios. We monitor specific risk characteristics within the interest-only portfolio, such as LTV ratio, age at expiry, current income levels and credit bureau scores. There are currently no concentrations of higher risk characteristics that cause the interest-only portfolio to be considered as carrying unduly high credit risk, and delinquency and impairment charges remain low, demonstrating similar performance characteristics to our capital repayment products. We run contact programmes to ensure we build an informed relationship with customers so that they receive appropriate support in meeting the final repayment of principal and understand the alternative repayment options available.

Mortgage lending in Hong Kong was US$54bn, an increase of 3% on the end of 2012, although the rate of growth began to slow as transaction volumes in the property market declined in 2013. The quality of our mortgage book remained high with no new impairment allowances in 2013. The average LTV ratio on new mortgage lending was 44% compared with an estimated 32% for the overall portfolio.

Mortgage lending in Rest of North America fell by 5% to US$19bn. This included a reduction of US$857m in Canada due to tightened regulatory lending guidelines.

Mortgage lending in other regions rose by 7% to US$45bn at 31 December 2013. Balances grew in

Rest of Asia-Pacific, resulting from our focus on secured lending and supported by marketing campaigns, mainly in mainland China and Australia. This was partly offset by a reduction in Latin America due to the disposal of our operations in Panama.

Other personal lending

(Unaudited)

Credit cards

Total credit card lending of US$30bn at 31 December 2013 was 2% higher than at the end of 2012, mainly in Hong Kong from marketing campaigns and in Turkey from business expansion. This was partly offset by the sale of the private label credit card portfolio in Canada in 2013.

Other personal non-credit card lending

Other personal non-credit card lending balances remained broadly in line with 2012 at US$80bn at 31 December 2013. There were reductions in North America in the US on second lien mortgages as noted above and in Canada, mainly due to client deleveraging, high credit standards and tightened regulatory lending guidelines. In Latin America, there was a decline due to the disposal of our operations in Panama, our focus on growing secured lending and our more restrictive lending criteria in Brazil. This was largely offset by increases in term lending in France, second lien mortgages in Singapore and personal loans in Mexico.

Wholesale lending

(Unaudited)

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls.

During the year GB&M made a change to the way it manages reverse repo activities (see page 220), materially affecting loans and advances to banks and financial (non-bank) balances.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Total wholesale lending

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Corporate and commercial (A)	239,529	114,832	89,066	19,760	50,447	30,188	543,822
– manufacturing	55,920	11,582	19,176	3,180	11,853	12,214	113,925
– international trade and services	77,113	43,041	36,327	8,629	11,676	8,295	185,081
– commercial real estate	31,326	25,358	9,202	639	5,900	2,421	74,846
– other property-related	7,308	19,546	7,601	1,333	8,716	328	44,832
– government	3,340	739	282	1,443	564	974	7,342
– other commercial[10]	64,522	14,566	16,478	4,536	11,738	5,956	117,796

Financial (non-bank financial institutions) (B)	75,550	7,610	8,522	2,532	42,591	1,376	138,181
Asset-backed securities reclassified	2,578	–	–	–	138	–	2,716
Loans and advances to banks (C)	73,904	35,150	50,637	6,443	30,164	15,281	211,579

Total wholesale lending (D)	391,561	157,592	148,225	28,735	123,340	46,845	896,298

Of which:
– reverse repos to customers	48,091	1,991	4,457	–	33,676	–	88,215
– reverse repos to banks	49,631	2,473	10,500	24	23,744	5,103	91,475

Impairment allowances on wholesale lending
Corporate and commercial (a)	3,821	361	557	1,212	769	1,339	8,059
– manufacturing	618	85	161	182	89	384	1,519
– international trade and services	1,216	236	192	502	188	349	2,683
– commercial real estate	1,116	5	17	153	202	396	1,889
– other property-related	269	16	86	236	93	8	708
– government	3	–	–	10	1	–	14
– other commercial	599	19	101	129	196	202	1,246

Financial (non-bank financial institutions) (b)	344	10	7	60	50	11	482
Loans and advances to banks (c)	35	–	–	18	5	–	58

Total (d)	4,200	371	564	1,290	824	1,350	8,599

(a) as a percentage of A	1.60%	0.31%	0.63%	6.13%	1.52%	4.44%	1.48%
(b) as a percentage of B	0.46%	0.13%	0.08%	2.37%	0.12%	0.80%	0.35%
(c) as a percentage of C	0.05%	–	–	0.28%	0.02%	–	0.03%
(d) as a percentage of D	1.07%	0.24%	0.38%	4.49%	0.67%	2.88%	0.96%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 31 December 2012
Corporate and commercial (E)	223,061	99,199	85,305	22,452	47,886	35,590	513,493
– manufacturing	56,690	10,354	19,213	3,373	9,731	12,788	112,149
– international trade and services	70,954	33,832	32,317	9,115	13,419	9,752	169,389
– commercial real estate	33,279	23,384	9,286	865	6,572	3,374	76,760
– other property-related	7,402	16,399	6,641	2,103	7,607	380	40,532
– government	2,393	2,838	1,136	1,662	774	1,982	10,785
– other commercial[10]	52,343	12,392	16,712	5,334	9,783	7,314	103,878
Financial (non-bank financial institutions) (F)	55,732	4,546	4,255	1,196	13,935	1,594	81,258
Asset-backed securities reclassified	3,694	–	–	–	197	–	3,891
Loans and advances to banks (G)	45,320	23,500	44,592	9,198	13,465	16,528	152,603

Total wholesale lending (H)	327,807	127,245	134,152	32,846	75,483	53,712	751,245
Of which:
– reverse repos to customers	27,299	760	307	–	6,281	4	34,651
– reverse repos to banks	22,301	1,918	6,239	500	811	3,692	35,461

Impairment allowances on wholesale lending
Corporate and commercial (e)	3,537	383	526	1,312	732	856	7,346
– manufacturing	611	86	129	210	84	287	1,407
– international trade and services	992	233	185	360	189	329	2,288
– commercial real estate	1,011	5	62	156	214	103	1,551
– other property-related	164	20	81	241	102	13	621
– government	15	–	–	42	2	–	59
– other commercial	744	39	69	303	141	124	1,420
Financial (non-bank financial institutions) (f)	318	29	11	157	37	2	554
Loans and advances to banks (g)	40	–	–	17	–	–	57

Total (h)	3,895	412	537	1,486	769	858	7,957

(e) as a percentage of E	1.59%	0.39%	0.62%	5.84%	1.53%	2.41%	1.43%
(f) as a percentage of F	0.57%	0.64%	0.26%	13.13%	0.27%	0.13%	0.68%
(g) as a percentage of G	0.09%	–	–	0.18%	–	–	0.04%
(h) as a percentage of H	1.19%	0.32%	0.40%	4.52%	1.02%	1.60%	1.06%

For footnote, see page 263.

After excluding reverse repo balances, (d) as a percentage of D was 1.43% for Europe, 1.24% for North America and 1.2% in total at 31 December 2013. After excluding reverse repo balances, (h) as a percentage of H was 1.4% for Europe, 1.12% for North America and 1.17% in total at 31 December 2012.

On a reported basis, total wholesale lending increased by US$145bn to US$896bn at 31 December 2013. On a constant currency basis balances grew by US$149bn, of which reverse repo balances to customers increased by US$53bn and to banks by US$56bn, driven by the change in the way GB&M manages these activities (see page 220). Excluding reverse repos, total balances rose due to higher international trade and services lending, mainly in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific, as we capitalised on trade and capital flows. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria. In addition, loans and advances to banks rose as a result of increased trade re-finance and central bank lending in Hong Kong. This was partly offset by a decline in Latin America following the disposal of our operations in Panama.

For more detail on impairment allowances see page 187.

The commentary that follows is on a constant currency basis.

Financial (non-bank)

Financial (non-bank) lending increased from US$82bn at 31 December 2012 to US$138bn at 31 December 2013. This was mainly in Europe and North America due to increased reverse repo balances, as discussed above.

Loans and advances to banks

Loans and advances to banks increased from US$150bn at 31 December 2012 to US$212bn at 31 December 2013. This was driven by higher reverse repo balances due to the change in the way GB&M manages these activities, mainly affecting Europe and North America. In addition, there was a rise in placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Corporate and commercial

Corporate and commercial lending increased by US$33bn to US$544bn at 31 December 2013. This was driven by a rise in international trade and services lending balances, mainly in Hong Kong and, to a lesser extent, Rest of Asia-Pacific as we capitalised on trade and capital flows. Other commercial balances increased, notably in GB&M in the UK, on corporate overdraft balances which did not meet the netting criteria, and in North America from growth in lending to corporate customers, reflecting our focus on target segments in the US. This was partly offset in Latin America as a result of the disposal of our operations in Panama and tightened lending criteria across most of the region coupled with a reduction of government loans in Hong Kong following repayments in the year.

Total commercial real estate and other property-related lending was US$120bn at 31 December 2013, marginally higher compared with 2012. Loan balances grew in Hong Kong as a result of demand for financing in the property investment and development sectors. This was partly offset by lower demand for lending in the UK and the disposal of our operations in Panama.

Commercial real estate

Our exposure to commercial real estate lending continued to be concentrated in Hong Kong, the UK, Rest of Asia-Pacific and North America. The markets in Hong Kong and Rest of Asia-Pacific remained relatively strong throughout 2013 despite cooling measures and the prospect of an end to tapering in the US. In the UK, the commercial property market steadily improved as demand for commercial tenancies rose amid signs that the benefits of the economic recovery were beginning to filter to regional markets beyond London and the South East, which had remained relatively strong throughout the downturn. In North America, the US market showed the benefits of a return to economic growth with trends reflecting the recovery, particularly in larger metropolitan markets, where both commercial and residential demand improved. In Canada, broader concerns regarding overheating in the real estate markets did not affect the commercial property market.

Refinance risk in commercial real estate

It is not untypical for commercial real estate lending to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay their debt on maturity, is unable to refinance the debt at commercial rates. Refinance risk is described in more detail on page 272. This risk is subject to close scrutiny in key commercial real estate markets because it can arise, in particular, when a loan is serviced exclusively by the property to which it relates, i.e. when the bank does not, or is not able to, place principal reliance on other cash flows available to the borrower. We monitor our commercial real estate portfolio closely, assessing those drivers that may indicate potential issues with refinancing. The principal driver is the vintage of the loan, when origination reflected previous market norms which no longer apply in the current market. Examples might be higher LTV ratios and/or lower interest cover ratios. The range of refinancing sources in the local market is also an important consideration, with risk increasing when lenders are restricted to banks and when bank liquidity is limited. In addition, underlying fundamentals such as the reliability of tenants, the ability to let and the condition of the property are important, as they influence property values.

For the Group’s commercial real estate portfolios as a whole, the behaviour of markets and the quality of assets did not cause undue concern in 2013. While the commercial real estate market in the UK has taken some time to recover, the drivers described above are not currently causing sufficient concern regarding our sensitivity to the risk of refinancing to warrant enhanced management attention. Stronger liquidity in 2013, as a wider range of international financiers returned to the market, significantly eased pressure on the options for refinance.

At 31 December 2013, we had US$22bn of commercial real estate loans in the UK of which US$7bn were due to be refinanced within the next 12 months. Of these balances, cases subject to close monitoring in our Loan Management unit amounted to US$2bn. US$2bn were disclosed as impaired with impairment allowances of US$650m. Where these loans are not considered impaired it is because there is sufficient evidence to indicate that the associated contractual cash flows will be recovered or that the loans will not need to be refinanced on terms we would consider below market norms.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit quality of financial instruments

(Audited)

A summary of our current policies and practices regarding the credit quality of financial instruments is provided in the Appendix to Risk on page 267.

The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are defined on page 267 (unaudited). Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 275.

For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 267 (unaudited)), are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.

2013 compared with 2012

(Unaudited)

We assess credit quality on all financial instruments which are subject to credit risk, as shown in the table on page 170.

On a reported basis, the balance of financial instruments bearing credit risk at 31 December 2013 was US$2,478bn, of which US$1,650bn or 67% was classified as ‘strong’ (31 December 2012: 67%). The proportion of financial instruments classified as ‘good’ and ‘satisfactory’ remained broadly stable at 17% and 13%, respectively. The proportion of ‘sub-standard’ financial instruments remained low at 2% at 31 December 2013.

Loans and advances held at amortised cost increased to US$1,292bn from US$1,150bn at 31 December 2012. At 31 December 2013, 77%

of these balances were classified as either ‘strong’ or ‘good’, broadly in line with the end of 2012.

The majority of the Group’s exposure to financial investments was in the form of available-for-sale debt securities issued by governments and government agencies classified as ‘strong’. This proportion was broadly unchanged in 2013 at 87%.

Trading assets on which credit quality has been assessed decreased by 35% from 31 December 2012 to US$239bn due to lower reverse repo balances following a change to the way GB&M manages these activities. The proportion of balances classified as ‘strong’ rose marginally from 65% at 31 December 2012 to 68% at 31 December 2013. This was due to the reduction in reverse repo balances as noted above, with most of these balances previously being spread across the ‘strong’, ‘good’ and ‘satisfactory’ classifications. In addition, there was a reduction in our holdings of government bonds in Hong Kong and Rest of Asia-Pacific.

The proportion of derivative assets classified as ‘strong’ fell marginally from 79% at the end of 2012 to 78% at 31 December 2013 as a result of a decrease in the fair value of interest rate derivatives classified as ‘strong’ in Europe. The proportion of ‘satisfactory’ balances fell to 5% from 7% for the same reason.

Cash and balances at central banks rose by 18% to US$167bn, mainly in Europe due to the placement of surplus funds from deposit growth exceeding lending growth and, to a lesser extent in North America. Substantially all of the Group’s cash and balances at central banks were classified as ‘strong’, with the most significant concentrations in Europe and North America.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Distribution of financial instruments by credit quality

(Audited)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired US$m	Impaired US$m	ment allowances[11] US$m	Total US$m
At 31 December 2013
Cash and balances at central banks	162,017	2,877	265	1,440				166,599
Items in the course of collection from other banks	5,590	66	286	79				6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–				25,220

Trading assets[12]	163,444	39,475	34,868	1,514				239,301
– treasury and other eligible bills	17,235	3,585	758	6				21,584
– debt securities	107,831	16,498	16,167	1,148				141,644
– loans and advances:
to banks	15,804	5,546	6,342	193				27,885
to customers	22,574	13,846	11,601	167				48,188

Financial assets designated at fair value[12]	6,608	5,183	671	257				12,719
– treasury and other eligible bills	50	–	–	–				50
– debt securities	6,490	5,179	664	256				12,589
– loans and advances:
to banks	68	–	7	1				76
to customers	–	4	–	–				4

Derivatives[12]	220,711	47,004	13,425	1,125				282,265

Loans and advances to customers held at amortised cost[13]	535,947	262,698	220,970	23,944	15,460	36,428	(15,143)	1,080,304
– personal	326,269	39,024	14,882	1,580	10,175	18,798	(6,602)	404,126
– corporate and commercial	133,355	194,970	175,046	21,281	5,009	16,877	(8,059)	538,479
– financial (non-bank financial institutions)	76,323	28,704	31,042	1,083	276	753	(482)	137,699
of which:
– reverse repos	47,443	19,621	21,149	2	–	–	–	88,215

Loans and advances to banks held at amortised cost	155,598	39,388	13,382	3,125	11	75	(58)	211,521
of which:
– reverse repos	64,100	18,257	7,116	2,002	–	–	–	91,475

Financial investments	362,799	27,833	17,556	6,089	–	2,508		416,785
– treasury and other similar bills	69,364	5,595	1,856	1,296	–	–		78,111
– debt securities	293,435	22,238	15,700	4,793	–	2,508		338,674

Assets held for sale	1,129	642	1,050	351	89	156	(111)	3,306
– disposal groups	1,093	642	496	351	86	90	(111)	2,647
– non-current assets held for sale	36	–	554	–	3	66	–	659

Other assets	11,372	7,386	13,798	808	218	436		34,018
– endorsements and acceptances	1,976	4,824	4,562	225	19	18		11,624
– accrued income and other	9,396	2,562	9,236	583	199	418		22,394

	1,650,435	432,552	316,271	38,732	15,778	39,603	(15,312)	2,478,059

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired US$m	Impaired US$m	ment allowances[11] US$m	Total US$m
At 31 December 2012
Cash and balances at central banks	138,124	3,235	147	26				141,532
Items in the course of collection from other banks	6,661	203	439	–				7,303
Hong Kong Government certificates of indebtedness	22,743	–	–	–				22,743

Trading assets[12]	237,078	60,100	66,537	3,462				367,177
– treasury and other eligible bills	20,793	4,108	1,340	41				26,282
– debt securities	106,453	16,685	20,931	608				144,677
– loans and advances:
to banks	49,133	21,018	7,418	702				78,271
to customers	60,699	18,289	36,848	2,111				117,947

Financial assets designated at fair value[12]	6,186	5,884	401	243				12,714
– treasury and other eligible bills	54	–	–	–				54
– debt securities	6,089	5,830	391	241				12,551
– loans and advances:
to banks	43	–	10	2				55
to customers	–	54	–	–				54

Derivatives[12]	284,115	46,214	24,877	2,244				357,450

Loans and advances to customers held at amortised cost[13]	507,871	222,402	202,666	23,224	18,901	38,671	(16,112)	997,623
– personal	321,887	39,533	16,225	1,430	12,267	23,751	(8,212)	406,881
– corporate and commercial	137,139	166,338	172,457	20,920	6,437	14,093	(7,346)	510,038
– financial (non-bank financial institutions)	48,845	16,531	13,984	874	197	827	(554)	80,704
of which:
– reverse repos	29,324	4,944	381	2	–	–	–	34,651

Loans and advances to banks held at amortised cost	117,220	23,921	10,575	772	10	105	(57)	152,546
of which:
– reverse repos	29,483	3,509	2,467	2	–	–	–	35,461

Financial investments	357,452	27,428	21,143	6,759	–	2,530		415,312
– treasury and other similar bills	80,320	3,818	1,957	1,455	–	–		87,550
– debt securities	277,132	23,610	19,186	5,304	–	2,530		327,762

Assets held for sale	2,425	3,287	2,311	314	387	1,286	(718)	9,292
– disposal groups	2,033	1,118	1,789	268	118	82	(49)	5,359
– non-current assets held for sale	392	2,169	522	46	269	1,204	(669)	3,933

Other assets	9,679	6,007	13,845	1,759	231	462		31,983
– endorsements and acceptances	1,995	4,344	5,195	483	7	8		12,032
– accrued income and other	7,684	1,663	8,650	1,276	224	454		19,951

	1,689,554	398,681	342,941	38,803	19,529	43,054	(16,887)	2,515,675

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Further examples of exposures past due but not impaired include individually assessed mortgages that are in arrears more than 90 days for which there are no other indicators of impairment and the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year, or short-term trade facilities past due more than

90 days for technical reasons such as delays in documentation but there is no concern over the creditworthiness of the counterparty. When groups of loans are collectively assessed for impairment, collective impairment allowances are recognised for loans classified as past due but not impaired.

At 31 December 2013, US$15.5bn of loans and advances held at amortised cost were classified as past due but not impaired (2012: US$18.9bn). The largest concentration of these balances was in HSBC Finance, where they decreased by 13% compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio. In Latin America, balances decreased by 54% to US$1.6bn, primarily in Brazil as we reposition our portfolio. In addition, we disposed of our operations in Panama.

Past due but not impaired loans and advances to customers and banks by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
31 December 2013
Banks	–	11	–	–	–	–	11

Customers	2,399	1,488	2,723	757	6,453	1,640	15,460
– personal	1,287	882	1,882	174	4,817	1,133	10,175
– corporate and commercial	1,092	410	787	580	1,635	505	5,009
– financial (non-bank financial institutions)	20	196	54	3	1	2	276

	2,399	1,499	2,723	757	6,453	1,640	15,471
31 December 2012
Banks	–	–	10	–	–	–	10

Customers	2,339	1,311	2,964	975	7,721	3,591	18,901
– personal	1,416	638	1,961	248	5,806	2,198	12,267
– corporate and commercial	909	579	953	726	1,910	1,360	6,437
– financial (non-bank financial institutions)	14	94	50	1	5	33	197

	2,339	1,311	2,974	975	7,721	3,591	18,911

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Ageing analysis of days for past due but not impaired gross financial instruments

(Audited)

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m

At 31 December 2013
Loans and advances to customers held at amortised cost	11,689	2,587	1,057	76	51	15,460
– personal	7,170	2,124	865	16	–	10,175
– corporate and commercial	4,290	418	190	60	51	5,009
– financial (non-bank financial institutions)	229	45	2	–	–	276

Loans and advances to banks held at amortised cost	11	–	–	–	–	11

Loans and advances	11,700	2,587	1,057	76	51	15,471

Assets held for sale	61	12	8	6	2	89
– disposal groups	61	11	8	5	1	86
– non-current assets held for sale	–	1	–	1	1	3

Other assets	142	43	18	6	9	218
– endorsements and acceptances	13	3	–	1	2	19
– other	129	40	18	5	7	199

	11,903	2,642	1,083	88	62	15,778

At 31 December 2012
Loans and advances to customers held at amortised cost	14,226	3,189	1,262	200	24	18,901
– personal	8,718	2,441	1,058	42	8	12,267
– corporate and commercial	5,384	675	204	158	16	6,437
– financial (non-bank financial institutions)	124	73	–	–	–	197

Loans and advances to banks held at amortised cost	10	–	–	–	–	10

Loans and advances	14,236	3,189	1,262	200	24	18,911

Assets held for sale	251	84	48	2	2	387
– disposal groups	87	17	11	1	2	118
– non-current assets held for sale	164	67	37	1	–	269

Other assets	122	37	24	12	36	231
– endorsements and acceptances	6	1	–	–	–	7
– other	116	36	24	12	36	224

	14,609	3,310	1,334	214	62	19,529

Renegotiated loans and forbearance

(Audited)

Current policies and procedures regarding renegotiated loans and forbearance are described in the Appendix to Risk on page 268.

The contractual terms of a loan may be modified for a number of reasons, including changes in market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. ‘Forbearance’ describes concessions made on the contractual terms of a loan in response to an obligor’s financial difficulties. We classify and report loans on which concessions have been granted under conditions of credit distress as ‘renegotiated loans’ when their contractual payment terms have been modified, because we have significant concerns about the borrowers’ ability to meet contractual payments when due. Concessions on loans made to customers which do not affect the payment structure or basis of repayment, such as waivers of financial or security covenants, do not directly provide concessionary relief to customers in terms of their ability to service obligations as they fall due and are therefore not included in this classification.

There were no material changes to our group standard policies and procedures regarding renegotiated loans in 2013. In Brazil, we realigned local practices to meet Group standard policy and reviewed the impairment allowance methodology used for our retail banking and Business Banking mass portfolios to ensure that it better reflected the level of restructuring that is taking place and the performance of these restructured accounts.

The following tables show the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Renegotiated loans and advances to customers

(Audited)

	At 31 December 2013				At 31 December 2012
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Personal	5,895	3,585	12,092	21,572	7,952	3,524	18,279	29,755
– first lien residential mortgages	4,881	3,219	10,857	18,957	5,861	2,828	15,459	24,148
– other personal[1]	1,014	366	1,235	2,615	2,091	696	2,820	5,607

Corporate and commercial	3,147	362	8,493	12,002	4,608	295	6,892	11,795
– manufacturing and international trade services	1,529	163	4,178	5,870	2,381	154	3,012	5,547
– commercial real estate and other property-related	1,050	113	3,385	4,548	1,796	10	3,484	5,290
– governments	274	–	43	317	177	–	–	177
– other commercial[10]	294	86	887	1,267	254	131	396	781

Financial	358	–	243	601	255	–	422	677

	9,400	3,947	20,828	34,175	12,815	3,819	25,593	42,227

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				3.1%				4.2%

For footnotes, see page 263.

Renegotiated loans and advances to customers by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

31 December 2013
Personal	2,251	218	217	149	18,130	607	21,572
– first lien residential mortgages	1,820	52	65	91	16,853	76	18,957
– other personal[1]	431	166	152	58	1,277	531	2,615

Corporate and commercial	7,270	125	205	1,583	658	2,161	12,002
– manufacturing and international trade services	3,709	18	85	489	198	1,371	5,870
– commercial real estate and other property-related	2,940	3	36	662	446	461	4,548
– governments	–	–	–	137	–	180	317
– other commercial[10]	621	104	84	295	14	149	1,267

Financial	235	–	2	362	1	1	601

	9,756	343	424	2,094	18,789	2,769	34,175

Total impairment allowances on renegotiated loans	1,867	13	88	460	2,285	1,014	5,727
– individually assessed	1,821	12	66	460	98	464	2,921
– collectively assessed	46	1	22	–	2,187	550	2,806

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
31 December 2012
Personal	2,817	245	248	190	25,474	781	29,755
– first lien residential mortgages	1,896	68	78	112	21,896	98	24,148
– other personal[1]	921	177	170	78	3,578	683	5,607

Corporate and commercial	6,829	147	300	1,859	685	1,975	11,795
– manufacturing and international trade services	3,002	22	193	659	191	1,480	5,547
– commercial real estate and other property-related	3,641	25	37	899	486	202	5,290
– governments	–	–	–	2	–	175	177
– other commercial[10]	186	100	70	299	8	118	781

Financial	328	–	4	340	3	2	677

	9,974	392	552	2,389	26,162	2,758	42,227

Total impairment allowances on renegotiated loans	1,547	16	96	546	3,864	485	6,554
– individually assessed	1,545	15	63	543	39	213	2,418
– collectively assessed	2	1	33	3	3,825	272	4,136

For footnotes, see page 263.

Movement in renegotiated loans by geographical region

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Renegotiated loans at 1 January 2013	9,974	392	552	2,389	26,162	2,758	42,227
– personal	2,817	245	248	190	25,474	781	29,755
– corporate and commercial	6,829	147	300	1,859	685	1,975	11,795
– financial	328	–	4	340	3	2	677

Loans renegotiated in the year without derecognition	2,807	–	49	101	1,727	1,311	5,995
– personal	264	–	8	16	1,335	507	2,130
– corporate and commercial	2,541	–	41	85	391	803	3,861
– financial	2	–	–	–	1	1	4

Loans renegotiated in the year resulting in recognition of a new loan	105	47	66	14	–	62	294
– personal	17	46	30	14	–	25	132
– corporate and commercial	88	1	36	–	–	37	162
– financial	–	–	–	–	–	–	–

Repayments	(2,139)	(99)	(134)	(541)	(1,759)	(707)	(5,379)
– personal	(489)	(71)	(40)	(64)	(1,387)	(353)	(2,404)
– corporate and commercial	(1,574)	(28)	(93)	(477)	(370)	(354)	(2,896)
– financial	(76)	–	(1)	–	(2)	–	(79)

Amounts written off	(426)	(2)	(23)	(38)	(1,035)	(409)	(1,933)
– personal	(99)	(2)	(18)	(9)	(995)	(233)	(1,356)
– corporate and commercial	(303)	–	(5)	(29)	(40)	(175)	(552)
– financial	(24)	–	–	–	–	(1)	(25)

Other	(565)	5	(86)	169	(6,306)	(246)	(7,029)
– personal	(259)	–	(11)	2	(6,297)	(120)	(6,685)
– corporate and commercial	(311)	5	(74)	145	(8)	(125)	(368)
– financial	5	–	(1)	22	(1)	(1)	24

At 31 December 2013	9,756	343	424	2,094	18,789	2,769	34,175
– personal	2,251	218	217	149	18,130	607	21,572
– corporate and commercial	7,270	125	205	1,583	658	2,161	12,002
– financial	235	–	2	362	1	1	601

For footnote, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The above table shows the movement in renegotiated loans for the year. During the year there were US$6.3bn of new loans classified as renegotiated, of which US$294m resulted in the derecognition of the original loan and recognition of a new loan. The majority of the movement during the year was in ‘Other’, which included a reduction in North America of US$5.6bn due to loan sales in the CML portfolio and transfers to other assets upon foreclosure and repossession of the real estate collateral of US$668m. In addition, there were refinements in data collection to personal and corporate and commercial, which resulted in improved renegotiated loan identification and led to a decrease in Turkey of US$523m.

See page 270 for further details on the types of restructures that may result in derecognition accounting.

2013 compared with 2012

(Unaudited)

The following commentary is on a reported basis.

Renegotiated loans totalled US$34.2bn at 31 December 2013 (2012: US$42.2bn). The most significant portfolio remained in North America at US$18.8bn or 55% of the total at 31 December 2013 (2012: US$26.2bn or 62%), substantially all of which were retail loans held by HSBC Finance

Further commentary is provided below for retail and corporate and commercial renegotiated loans.

Retail renegotiated loans

(Unaudited)

The following commentary is on a reported basis.

Renegotiated loans to retail customers totalled US$21.6bn at 31 December 2013, a reduction of US$8.2bn compared with the end of 2012. This was due to the continued run-off and loan sales in the CML portfolio. The most significant portfolio of renegotiated retail loans remained in North America and amounted to US$18.1bn or 84% of the Group’s total, substantially all of which were retail loans held by HSBC Finance.

The next largest portfolio of renegotiated retail loans was in Europe and amounted to US$2.3bn, a reduction of US$566m compared with the end of 2012. The decrease was mainly due to repayments and write-offs on renegotiated loans in the UK.

In Latin America, renegotiated retail loans decreased by US$174m to US$607m, mainly resulting from more restrictive conditions being required for the approval of renegotiations.

Renegotiated retail loans in Hong Kong, Rest of Asia-Pacific and the Middle East and North Africa remained low.

HSBC Finance loan modifications and re-age programmes

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

The volume of loans that qualify for modification has reduced significantly in recent years. We expect this trend to continue as HSBC Finance believes the percentage of its customers with unmodified loans who would benefit from loan modification in a way that would avoid non-payment of future cash flows is decreasing. In addition, volumes of new loan modifications are expected to decrease due to gradual improvements in economic conditions, the cessation of new real estate secured and personal non-credit card receivables originations, and the continued run-off and loan sales in the CML portfolio.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria. However, HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies varies according to its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

Renegotiated real estate secured and personal lending receivables are not eligible for a subsequent renegotiation for twelve and six months, respectively, with a maximum of five renegotiations permitted within a five-year period. Borrowers must be approved for a modification and generally make two minimum qualifying monthly payments within 60 days to activate a modification. In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be re-aged upon receipt of one

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

qualifying payment, while accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, for some products accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

Types of loan renegotiation programme in HSBC Finance

•

A temporary modification is a change to the contractual terms of a loan that results in HSBC Finance giving up a right to contractual cash flows over a pre-defined period. With a temporary modification the loan is expected to revert back to the original contractual terms, including the interest rate charged, after the modification period. An example is reduced interest payments.

A substantial number of HSBC Finance modifications involve interest rate reductions, which lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications have generally been for six months, although extended modification periods are now more common.

Loans that have been re-aged are classified as impaired with the exception of first-time loan re-ages that were less than 60 days past due at the time of re-age. These remain classified as impaired until they have demonstrated a history of payment performance against their original contracted terms for at least 12 months.

•

A permanent modification is a change to the contractual terms of a loan that results in HSBC Finance giving up a right to contractual cash flows over the life of the loan. An example is a permanent reduction in the interest rate charged.

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

Where loans have been granted multiple concessions, subject to the qualifying criteria discussed above, the concession is deemed to have been made due to concern regarding the borrower’s ability to pay, and the loan is disclosed as impaired. The loan remains disclosed as impaired from that date forward until the borrower has demonstrated a history of repayment performance for the period of time required for either modifications or re-ages, as described above.

2013 compared with 2012

At 31 December 2013, renegotiated real estate secured accounts in HSBC Finance represented 91% (2012: 86%) of North America’s total renegotiated loans. US$10bn (2012: US$14bn) of renegotiated real estate secured loans were classified as impaired. A significant portion of HSBC Finance’s renegotiated portfolio has received multiple renegotiations. Consequently, a significant proportion of loans included in the table below have undergone multiple re-ages or modifications. In this regard, multiple modifications have remained consistent at 75% to 80% of total modifications.

During 2013, the aggregate number of renegotiated loans reduced, due to the run-off and loan sales in the CML portfolio, despite renegotiation activity continuing. Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances, and a significant number of accounts received second or subsequent renegotiations during the year which do not appear in the statistics presented. These statistics treat a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 31 December 2013, renegotiated loans were 57% (2012: 58%) of the total portfolio of HSBC Finance’s real estate secured accounts.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loan portfolio of HSBC Finance real estate secured balances

(Unaudited)

	Re-aged US$m	[14]	Modified and re-aged US$m	Modified US$m	Total re- negotiated loans US$m	Total non- renegotiated loans US$m	Total gross loans US$m	Total impair- ment allowances US$m	Impair- ment allowances/ gross loans %

At 31 December 2013	8,167		8,213	768	17,148	13,171	30,319	3,028	10
At 31 December 2012	9,640		11,660	1,121	22,421	16,261	38,743	4,481	12

For footnote, see page 263.

Movement in HSBC Finance renegotiated real estate balances

(Unaudited)

	2013	2012
	US$m	US$m

At 1 January	22,421	24,588
Additions	967	1,221
Payments	(1,540)	(1,133)
Write-offs	(1,122)	(1,796)
Transfer to ‘Assets held for sale’ and ‘Other assets’	(3,578)	(459)

At 31 December	17,148	22,421

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

(Unaudited)

	Number of renegotiated loans (000s)				Total number of loans (000s)
	Re-aged	Modified and re-aged	Modified	Total

At 31 December 2013	102	78	8	188	352
At 31 December 2012	117	107	11	235	427

Corporate and commercial renegotiated loans

(Unaudited)

For the current policies and procedures regarding renegotiated loans in the corporate and commercial sector, see the Appendix to Risk on page 271.

On a reported basis, there was a US$207m increase in renegotiated loans in the corporate and commercial sector in 2013 to US$12bn. Higher balances in Europe US$441m and Latin America US$186m, were partly offset by reductions across the other regions.

In Europe, there were higher balances in manufacturing and international trade services of US$707m, mainly in the UK due to a small number of significant individual restructurings, and in other commercial balances of US$435m, principally in Spain. This was partly offset by lower balances in the commercial real estate and other property-related sector of US$701m, mainly in the UK due to net loan repayments.

In the Middle East and North Africa, the majority of the fall of US$276m was due to loan repayments in both manufacturing and international trade services and commercial real estate and other property-related sectors, mainly in the UAE.

In Rest of Asia-Pacific, the majority of the US$95m reduction in renegotiated loan balances was in the manufacturing and international trade services sector as well as the commercial real estate and other property-related sector.

Renegotiated balances in Latin America increased by US$186m compared with the end of 2012, primarily due to a small number of large renegotiations in the commercial real estate and other property-related sector in Mexico, related to homebuilders resulting from a change in public housing policy.

Collateral

Collateral and other credit enhancements held

(Audited)

Loans and advances held at amortised cost

It is the Group’s practice to lend on the basis of customers’ ability to meet their obligations out of cash flow resources rather than rely on the value of security offered. Depending on a customer’s standing and the type of product, facilities may

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

be provided without security. For other lending, a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default, the bank may utilise the collateral as a source of repayment. Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk.

The tables below provide a quantification of the value of fixed charges we hold over borrowers’ specific assets where we have a history of enforcing, and are able to enforce, collateral in satisfying a debt in the event of the borrower failing to meet its contractual obligations, and where the collateral is cash or can be realised by sale in an established market. The collateral valuation in the tables below excludes any adjustments for obtaining and selling the collateral.

We may also manage our risk by employing other types of collateral and credit risk enhancements such as second charges, other liens and unsupported guarantees, but the valuation of such mitigants is less certain and their financial effect has not been quantified. In particular, loans shown in the tables below as not collateralised or partially collateralised may benefit from such credit mitigants.

Certain credit mitigants are used strategically in portfolio management activities. While single name concentrations arise in portfolios managed by GB&M and CMB, it is only in the former that their size requires the use of portfolio level credit mitigants. Across GB&M risk limits and utilisations, maturity profiles and risk quality are monitored and managed pro-actively. This process is key to determining our risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination through the lending decision-making process, GB&M also utilises loan sales and credit default swap (‘CDS’) hedges to manage concentrations and reduce risk. These transactions are the responsibility of a dedicated GB&M portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. CDS mitigants are held at portfolio level and are not reported in the presentation below.

Personal lending

Residential mortgage loans including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Non-impaired loans and advances
Fully collateralised	146,326	54,432	43,900	2,235	44,125	3,749	294,767
Loan to value (‘LTV’) ratio:
– less than 25%	11,438	8,496	4,270	149	3,339	219	27,911
– 25% to 50%	43,590	29,508	13,205	600	9,833	1,118	97,854
– 51% to 75%	66,452	13,726	20,644	1,095	20,751	1,715	124,383
– 76% to 90%	21,603	1,887	4,949	348	6,933	606	36,326
– 91% to 100%	3,243	815	832	43	3,269	91	8,293

Partially collateralised:
– greater than 100% LTV (A)	1,410	14	348	42	4,150	59	6,023
– collateral value on A	852	14	293	37	3,681	49	4,926

	147,736	54,446	44,248	2,277	48,275	3,808	300,790
Impaired loans and advances
Fully collateralised	1,369	33	221	90	10,128	160	12,001
LTV ratio:
– less than 25%	47	15	17	2	128	4	213
– 25% to 50%	197	11	57	13	1,265	93	1,636
– 51% to 75%	452	7	89	31	4,250	47	4,876
– 76% to 90%	320	–	49	34	2,809	13	3,225
– 91% to 100%	353	–	9	10	1,676	3	2,051

Partially collateralised:
– greater than 100% LTV (B)	104	–	17	6	2,548	8	2,683
– collateral value on B	91	–	4	6	2,272	4	2,377

	1,473	33	238	96	12,676	168	14,684

	149,209	54,479	44,486	2,373	60,951	3,976	315,474

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Residential mortgage loans including loan commitments by level of collateral (continued)

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2012
Non-impaired loans and advances
Fully collateralised	139,769	53,431	43,399	1,955	46,312	5,035	289,901
LTV ratio:
– less than 25%	11,569	8,076	4,419	117	3,546	308	28,035
– 25% to 50%	35,557	30,132	12,665	579	9,365	1,468	89,766
– 51% to 75%	59,702	12,760	19,534	929	20,755	2,222	115,902
– 76% to 90%	26,768	1,931	6,144	172	8,437	855	44,307
– 91% to 100%	6,173	532	637	158	4,209	182	11,891

Partially collateralised:
– greater than 100% LTV (C)	2,748	2	366	72	6,330	15	9,533
– collateral value on C	2,445	1	315	64	5,514	11	8,350

	142,517	53,433	43,765	2,027	52,642	5,050	299,434
Impaired loans and advances
Fully collateralised	1,904	47	263	151	13,487	158	16,010
LTV ratio:
– less than 25%	164	14	19	8	157	11	373
– 25% to 50%	481	23	87	44	1,569	54	2,258
– 51% to 75%	693	10	91	72	5,827	73	6,766
– 76% to 90%	350	–	51	17	3,870	16	4,304
– 91% to 100%	216	–	15	10	2,064	4	2,309

Partially collateralised:
– greater than 100% LTV (D)	219	–	10	13	3,880	1	4,123
– collateral value on D	120	–	8	12	3,170	1	3,311

	2,123	47	273	164	17,367	159	20,133

	144,640	53,480	44,038	2,191	70,009	5,209	319,567

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

The LTV ratio is calculated as the gross on-balance sheet carrying amount of the loan and any off-balance sheet loan commitment at the balance sheet date divided by the value of collateral. The methodologies for obtaining residential property collateral values vary throughout the Group, but are typically determined by using a combination of professional appraisals, house price indices and statistical analysis. Valuations must be updated on a regular basis and, as a minimum, at intervals of every three years. They are conducted more frequently when market conditions or portfolio performance are subject to significant change or when a loan is identified and assessed as impaired.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Commercial real estate loans and advances including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Rated CRR/EL 1 to 7
Not collateralised	4,865	10,186	3,978	192	137	935	20,293
Fully collateralised	24,154	18,895	6,422	21	8,627	1,728	59,847
Partially collateralised (A)	2,664	1,552	825	139	704	484	6,368
– collateral value on A	1,827	1,278	410	24	303	292	4,134

	31,683	30,633	11,225	352	9,468	3,147	86,508
Rated CRR/EL 8
Not collateralised	109	–	10	–	1	3	123
Fully collateralised	793	–	–	72	68	1	934
LTV ratio:
– less than 25%	13	–	–	–	4	–	17
– 25% to 50%	126	–	–	–	11	–	137
– 51% to 75%	367	–	–	72	49	1	489
– 76% to 90%	173	–	–	–	4	–	177
– 91% to 100%	114	–	–	–	–	–	114

Partially collateralised (B)	360	–	2	–	13	–	375
– collateral value on B	281	–	1	–	11	–	293

	1,262	–	12	72	82	4	1,432
Rated CRR/EL 9 to 10
Not collateralised	564	–	–	7	4	521	1,096
Fully collateralised	1,079	6	6	31	233	286	1,641
LTV ratio:
– less than 25%	46	–	–	–	1	5	52
– 25% to 50%	229	2	–	7	38	27	303
– 51% to 75%	436	3	3	7	110	57	616
– 76% to 90%	209	1	2	17	62	62	353
– 91% to 100%	159	–	1	–	22	135	317

Partially collateralised (C)	1,815	–	5	181	240	56	2,297
– collateral value on C	1,284	–	5	89	115	34	1,527

	3,458	6	11	219	477	863	5,034

	36,403	30,639	11,248	643	10,027	4,014	92,974
At 31 December 2012
Rated CRR/EL 1 to 7
Not collateralised	7,068	10,790	3,647	569	181	2,083	24,338
Fully collateralised	23,450	17,355	6,106	92	9,054	1,846	57,903
Partially collateralised (A)	3,088	1,476	1,150	33	1,063	903	7,713
– collateral value on A	2,780	1,179	464	29	401	423	5,276

	33,606	29,621	10,903	694	10,298	4,832	89,954
Rated CRR/EL 8 to 10
Not collateralised	418	–	–	14	34	105	571
Fully collateralised	1,261	2	60	8	408	141	1,880
LTV ratio:
– less than 25%	34	–	1	–	25	10	70
– 25% to 50%	119	1	55	7	86	8	276
– 51% to 75%	437	–	2	–	69	28	536
– 76% to 90%	501	–	1	–	58	63	623
– 91% to 100%	170	1	1	1	170	32	375

Partially collateralised (B)	1,585	–	51	204	377	24	2,241
– collateral value on B	938	–	15	111	265	13	1,342

	3,264	2	111	226	819	270	4,692

	36,870	29,623	11,014	920	11,117	5,102	94,646

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The collateral used in the assessment of the above lending consists of fixed first charges on real estate and charges over cash for commercial real estate. These facilities are disclosed as not collateralised if they are unsecured or benefit from credit risk mitigation from guarantees, which are not quantified for the purposes of this disclosure. In Hong Kong, market practice is typically for lending to major property companies to be secured by guarantees or unsecured. In Europe, facilities of a working capital nature are generally not secured by a first fixed charge and are therefore disclosed as not collateralised.

The value of commercial real estate collateral is determined by using a combination of professional and internal valuations and physical inspections. Due to the complexity of valuing collateral for commercial real estate, local valuation policies determine the frequency of review on the basis of local market conditions. Revaluations are sought with greater frequency when, as part of the regular credit assessment of the obligor, material concerns arise in relation to the transaction which may affect the underlying performance of the collateral, or the obligor’s credit quality declines sufficiently to raise questions over whether the principal source of payment can fully meet the obligation (i.e. the obligor’s credit quality classification indicates it is at the lower end, that is sub-standard, or approaching impaired). Where such concerns exist the revaluation method selected will depend upon the LTV relationship, the direction in which the local commercial real estate market has moved since the last valuation and, most importantly, the specific characteristics of the underlying commercial real estate which is of concern. Collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed above, starting with 2013.

For further details on cross-collateralisation and LTV calculations for commercial real estate and other corporate and commercial, see page 183.

Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral rated CRR/EL 8 to 10 only

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Rated CRR/EL 8
Not collateralised	2,411	5	180	37	328	456	3,417
Fully collateralised	259	16	35	1	227	70	608
LTV ratio:
– less than 25%	15	1	15	–	7	7	45
– 25% to 50%	50	15	7	1	77	4	154
– 51% to 75%	103	–	4	–	47	10	164
– 76% to 90%	25	–	8	–	31	5	69
– 91% to 100%	66	–	1	–	65	44	176

Partially collateralised (A)	435	14	9	528	345	73	1,404
– collateral value on A	17	3	2	398	89	18	527

	3,105	35	224	566	900	599	5,429

Rated CRR/EL 9 to 10
Not collateralised	1,467	229	456	1,089	26	1,615	4,882
Fully collateralised	1,121	47	114	49	309	266	1,906
LTV ratio:
– less than 25%	36	1	6	2	7	42	94
– 25% to 50%	88	7	43	–	17	117	272
– 51% to 75%	161	10	11	47	29	49	307
– 76% to 90%	156	24	29	–	46	43	298
– 91% to 100%	680	5	25	–	210	15	935

Partially collateralised (B)	1,192	53	251	770	359	290	2,915
– collateral value on B	606	33	117	102	149	131	1,138

	3,780	329	821	1,908	694	2,171	9,703

	6,885	364	1,045	2,474	1,594	2,770	15,132

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 31 December 2012
Rated CRR/EL 8 to 10
Not collateralised	5,110	260	572	1,186	533	1,023	8,684
Fully collateralised	1,463	82	146	132	478	284	2,585
LTV ratio:
– less than 25%	77	3	11	–	11	68	170
– 25% to 50%	192	4	62	6	49	84	397
– 51% to 75%	290	39	31	33	131	61	585
– 76% to 90%	196	24	11	18	96	17	362
– 91% to 100%	708	12	31	75	191	54	1,071

Partially collateralised (A)	1,106	84	251	828	753	273	3,295
– collateral value on A	628	41	89	124	359	108	1,349

	7,679	426	969	2,146	1,764	1,580	14,564

The collateral used in the assessment of the above lending primarily includes first legal charges over real estate and charges over cash in the commercial and industrial sector, and charges over cash and marketable financial instruments in the financial (non-bank) sector. Government sector lending is generally unsecured.

It should be noted that the above table excludes other types of collateral which are commonly taken for corporate and commercial lending such as unsupported guarantees and floating charges over the assets of a customer’s business. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are assigned no value for disclosure purposes.

As with commercial real estate, the value of real estate collateral included in the table above is generally determined by using a combination of professional and internal valuations and physical inspections. The frequency of revaluation is similar to commercial real estate loans and advances; however, for financing activities in corporate and commercial lending that are not predominantly commercial real estate-oriented, collateral value is not as strongly correlated to principal repayment performance. Collateral values are generally refreshed when an obligor’s general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them. For this reason, the table above reports values only for customers with CRR 8 to 10, recognising that these loans and advances generally have valuations which are comparatively recent. Starting with 2013, collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed. For the above table, cash is valued at its nominal value and marketable securities at their fair value. The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. Where collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.

In both the commercial real estate and other corporate and commercial collateral tables the difference between the collateral value and the value of partially collateralised lending cannot be directly compared with any impairment allowances recognised in respect of impaired loans, as the loans may be performing in accordance with their contractual terms. When loans are not performing in accordance with their contractual terms, the recovery of cash flows may be affected by other cash resources of the customer, or other credit risk enhancements not quantified for the tables above. The values in the tables represent the expected market value on an open market basis; no adjustment has been made to the collateral for any expected costs of recovery. When a loan is considered for impairment, the value used in the impairment allowance calculation takes such costs into consideration and might also reflect any deviation from an open market value arising from the expected conditions for sale, such as a forced sale within a specified timetable. While the values reported are therefore expected to be closely aligned to the values used in impairment assessment, they will not be the same. The existence or otherwise of specific collateral is not taken into account in the modeling of wholesale impairment allowances for loss events which are incurred but not reported. These models operate on portfolio level observations of current loss in each portfolio to which they are applied as described on page 272. As current loss estimates are

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

derived from adjusted historical observations, the contribution of collateral is indirectly reflected in the loss history.

Our policy for determining impairment allowances, including the effect of collateral on these impairment allowances, is described on page 272.

Loans and advances to banks

The following table shows loans and advances to banks, including off-balance sheet loan commitments by level of collateral.

Loans and advances to banks including loan commitments by level of collateral

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Rated CRR/EL 1 to 8
Not collateralised	22,356	31,462	41,524	6,374	7,211	10,481	119,408
Fully collateralised	52,114	2,260	8,168	24	23,744	4,724	91,034
Partially collateralised (A)	68	1,866	2,616	–	–	–	4,550
– collateral value on A	3	1,696	2,516	–	–	–	4,215

	74,538	35,588	52,308	6,398	30,955	15,205	214,992
Rated CRR/EL 9 to 10
Not collateralised	153	–	–	312	14	–	479

	74,691	35,588	52,308	6,710	30,969	15,205	215,471

At 31 December 2012
Rated CRR/EL 1 to 10
Not collateralised	36,043	24,622	40,694	7,290	9,050	12,838	130,537
Fully collateralised	25,496	2,294	5,667	–	811	3,691	37,959
Partially collateralised (C)	62	1,459	1,207	–	–	–	2,728
– collateral value on C	61	1,452	1,135	–	–	–	2,648

	61,601	28,375	47,568	7,290	9,861	16,529	171,224

The collateral used in the assessment of the above lending relates primarily to cash and marketable securities. Loans and advances to banks are typically unsecured. Certain products such as reverse repos and stock borrowing are effectively collateralised and have been included in the above as fully or partly collateralised. The fully collateralised loans and advances to banks in Europe consist primarily of reverse repo agreements and stock borrowing. Collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed above, starting with 2013.

Derivatives

The International Swaps and Derivatives Association (‘ISDA’) Master Agreement is our preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter (‘OTC’) products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or another pre-agreed termination event occurs. It is common, and our preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the counterparty risk inherent in outstanding positions. The majority of our CSAs are with financial institutional clients.

We manage the counterparty exposure arising from market risk on our OTC derivative contracts by using collateral agreements with counterparties and netting agreements. Currently, we do not actively manage our general OTC derivative counterparty exposure in the credit markets, although we may manage individual exposures in certain circumstances.

For a description of how the derivative offset amount in the ‘Maximum exposure to credit risk’ table is derived, see page 159.

Other credit risk exposures

In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:

•	some securities issued by governments, banks and other financial institutions benefit from

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

additional credit enhancement provided by government guarantees that cover the assets.

Details of government guarantees are included in Notes 6, 10 and 12 on the Financial Statements.

•	debt securities issued by corporates are primarily unsecured;

•

debt securities issued by banks and financial institutions include ABSs and similar instruments which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of CDS protection.

Disclosure of the Group’s holdings of ABSs and associated CDS protection is provided on page 204.

•

trading assets include loans and advances held with trading intent. These mainly consist of cash collateral posted to satisfy margin requirements on derivatives, settlement accounts, reverse repos and stock borrowing. There is limited credit risk on cash collateral posted since in the event of default of the counterparty these would be set off against the related liability. Reverse repos and stock borrowing are by their nature collateralised.

Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described in Note 36 on the Financial Statements.

The Group’s maximum exposure to credit risk includes financial guarantees and similar arrangements that we issue or enter into, and loan commitments that we are irrevocably committed to. Depending on the terms of the arrangement, we may have recourse to additional credit mitigation in the event that a guarantee is called upon or a loan commitment is drawn and subsequently defaults. For further information on these arrangements, see Note 40 on the Financial Statements.

Collateral and other credit enhancements obtained

(Audited)

The carrying amount of assets obtained by taking possession of collateral held as security, or calling upon other credit enhancements, is as follows:

Carrying amount of assets obtained

	At 31 December
	2013 US$m	2012 US$m

Nature of assets
Residential property	408	353
Commercial and industrial property	43	88
Other	2	3

	453	444

The increase in foreclosed residential properties was due to the suspension of foreclosure activities at the end of 2011 and during the first half of 2012. In the US we have resumed processing suspended foreclosure actions in all states and have referred the majority of the backlog of loans for foreclosure. We have also begun initiating new foreclosure activities in all states (see page 164 (unaudited)).

We make repossessed properties available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. If excess funds arise after the debt has been repaid, they are made available to repay other secured lenders with lower priority or are returned to the customer. We do not generally occupy repossessed properties for our business use.

Impaired loans

(Audited)

Impaired loans and advances are those that meet any of the following criteria:

•

wholesale loans and advances classified as Customer Risk Rating (‘CRR’) 9 or CRR 10. These grades are assigned when the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse to security, or when the customer is past due 90 days or more on any material credit obligation to HSBC.

•

retail loans and advances classified as Expected Loss (‘EL’) 9 or EL 10. These grades are assigned to retail loans and advances greater than 90 days past due unless individually they have been assessed as not impaired.

For further details of the CRR and the EL scales see page 267 (unaudited);

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet the contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of renegotiation and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis.

In HSBC Finance, where a significant majority of HSBC’s loan forbearance activity occurs, the history of payment performance is assessed with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of relapse observed within the portfolio.

For further disclosure on loans subject to forbearance, see page 268.

Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Movement in impaired loans by geographical region

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impaired loans at 1 January 2013	11,145	477	1,147	2,474	20,345	3,188	38,776
Personal	2,466	172	439	368	18,726	1,580	23,751
Corporate and commercial	8,058	267	700	1,872	1,592	1,604	14,093
Financial[2]	621	38	8	234	27	4	932

Classified as impaired during the year	4,952	371	1,053	419	6,168	4,333	17,296
Personal	1,176	224	574	107	5,319	1,872	9,272
Corporate and commercial	3,726	144	479	306	837	2,453	7,945
Financial[2]	50	3	–	6	12	8	79

Transferred from impaired to unimpaired during the year	(1,215)	(33)	(112)	(166)	(3,198)	(642)	(5,366)
Personal	(265)	(27)	(110)	(68)	(3,172)	(266)	(3,908)
Corporate and commercial	(804)	(6)	(2)	(85)	(24)	(375)	(1,296)
Financial[2]	(146)	–	–	(13)	(2)	(1)	(162)

Amounts written off	(1,411)	(182)	(356)	(165)	(1,706)	(1,957)	(5,777)
Personal	(423)	(149)	(295)	(79)	(1,433)	(1,456)	(3,835)
Corporate and commercial	(927)	(30)	(61)	(75)	(270)	(499)	(1,862)
Financial[2]	(61)	(3)	–	(11)	(3)	(2)	(80)

Net repayments and other	(243)	(188)	(554)	(277)	(6,486)	(678)	(8,426)
Personal	(16)	(76)	(226)	(11)	(5,771)	(382)	(6,482)
Corporate and commercial	(339)	(84)	(325)	(253)	(708)	(294)	(2,003)
Financial[2]	112	(28)	(3)	(13)	(7)	(2)	59

At 31 December 2013	13,228	445	1,178	2,285	15,123	4,244	36,503
Personal	2,938	144	382	317	13,669	1,348	18,798
Corporate and commercial	9,714	291	791	1,765	1,427	2,889	16,877
Financial[2]	576	10	5	203	27	7	828

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impaired loans at 1 January 2012	11,819	608	1,070	2,445	22,758	3,039	41,739
Personal	2,797	190	388	428	21,094	1,646	26,543
Corporate and commercial	8,113	372	667	1,798	1,517	1,391	13,858
Financial[2]	909	46	15	219	147	2	1,338

Classified as impaired during the year	3,482	292	924	648	8,130	4,507	17,983
Personal	933	169	549	73	7,363	2,807	11,894
Corporate and commercial	2,481	123	375	531	739	1,696	5,945
Financial[2]	68	–	–	44	28	4	144

Transferred from impaired to unimpaired during the year	(1,164)	(47)	(85)	(321)	(4,223)	(1,765)	(7,605)
Personal	(279)	(38)	(69)	(32)	(4,124)	(1,124)	(5,666)
Corporate and commercial	(858)	(5)	(15)	(289)	(99)	(640)	(1,906)
Financial[2]	(27)	(4)	(1)	–	–	(1)	(33)

Amounts written off	(1,891)	(217)	(564)	(264)	(3,514)	(2,112)	(8,562)
Personal	(632)	(127)	(373)	(96)	(3,227)	(1,521)	(5,976)
Corporate and commercial	(1,212)	(90)	(191)	(143)	(202)	(590)	(2,428)
Financial[2]	(47)	–	–	(25)	(85)	(1)	(158)

Net repayments and other	(1,101)	(159)	(198)	(34)	(2,806)	(481)	(4,779)
Personal	(353)	(22)	(56)	(5)	(2,380)	(228)	(3,044)
Corporate and commercial	(466)	(133)	(136)	(26)	(363)	(253)	(1,377)
Financial[2]	(282)	(4)	(6)	(3)	(63)	–	(358)

At 31 December 2012	11,145	477	1,147	2,474	20,345	3,188	38,776
Personal	2,466	172	439	368	18,726	1,580	23,751
Corporate and commercial	8,058	267	700	1,872	1,592	1,604	14,093
Financial[2]	621	38	8	234	27	4	932

For footnote, see page 263.

Impairment of loans and advances

(Audited)

A summary of our current policies and practices regarding impairment assessment is provided in the Appendix to Risk on page 272.

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

During 2013, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group (see page 72).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Impairment allowances on loans and advances to customers by geographical region

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 31 December 2013
Gross loans and advances to customers
Individually assessed impaired loans[15] (A)	11,497	377	1,073	2,117	1,736	2,595	19,395

Collectively assessed[16] (B)	498,267	195,621	147,488	26,659	164,130	43,887	1,076,052
– impaired loans[15]	1,690	68	105	148	13,373	1,649	17,033
– non-impaired loans[17]	496,577	195,553	147,383	26,511	150,757	42,238	1,059,019

Total (C)	509,764	195,998	148,561	28,776	165,866	46,482	1,095,447

Impairment allowances (c)	5,563	449	765	1,565	4,237	2,564	15,143
– individually assessed (a)	4,019	174	460	1,131	410	878	7,072
– collectively assessed (b)	1,544	275	305	434	3,827	1,686	8,071

Net loans and advances	504,201	195,549	147,796	27,211	161,629	43,918	1,080,304

Of which:
– reverse repos to customers	48,091	1,991	4,457	–	33,676	–	88,215

(a) as a percentage of A	35.0%	46.2%	42.9%	53.4%	23.6%	33.8%	36.5%
(b) as a percentage of B	0.3%	0.1%	0.2%	1.6%	2.3%	3.8%	0.8%
(c) as a percentage of C	1.1%	0.2%	0.5%	5.4%	2.6%	5.5%	1.4%

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Gross loans and advances to customers
Individually assessed impaired loans[15] (D)	9,959	398	1,019	2,251	1,849	1,295	16,771

Collectively assessed[16] (E)	458,802	173,688	137,846	27,629	144,523	54,476	996,964
– impaired loans[15]	1,121	79	128	197	18,482	1,893	21,900
– non-impaired loans[17]	457,681	173,609	137,718	27,432	126,041	52,583	975,064

Total (F)	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735

Impairment allowances (f)	5,321	473	746	1,794	5,616	2,162	16,112
– individually assessed (d)	3,781	192	442	1,323	428	406	6,572
– collectively assessed (e)	1,540	281	304	471	5,188	1,756	9,540

Net loans and advances	463,440	173,613	138,119	28,086	140,756	53,609	997,623

Of which:
– reverse repos to customers	27,299	760	307	–	6,281	4	34,651

(d) as a percentage of D	38.0%	48.2%	43.4%	58.8%	23.1%	31.4%	39.2%
(e) as a percentage of E	0.3%	0.2%	0.2%	1.7%	3.6%	3.2%	1.0%
(f) as a percentage of F	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%

For footnotes, see page 263.

After excluding reverse repo balances, (c) as a percentage of C was 1.21% for Europe, 3.21% for North America and 1.5% in total at 31 December 2013. After excluding reverse repos, (f) as a percentage of F was 1.21% for Europe, 4.01% for North America and 1.65% in total at 31 December 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net loan impairment charge to the income statement by geographical region

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
2013
Individually assessed impairment allowances	1,376	13	132	(86)	262	623	2,320
– new allowances	1,828	65	251	196	398	702	3,440
– release of allowances no longer required	(402)	(44)	(101)	(235)	(98)	(31)	(911)
– recoveries of amounts previously written off	(50)	(8)	(18)	(47)	(38)	(48)	(209)

Collectively assessed impairment allowances[18]	356	122	216	42	973	2,019	3,728
– new allowances net of allowance releases	943	149	330	82	1,058	2,253	4,815
– recoveries of amounts previously written off	(587)	(27)	(114)	(40)	(85)	(234)	(1,087)

Total charge for impairment losses	1,732	135	348	(44)	1,235	2,642	6,048
– banks	–	–	–	–	5	–	5
– customers	1,732	135	348	(44)	1,230	2,642	6,043

2012
Individually assessed impairment allowances	1,387	(8)	97	205	258	200	2,139
– new allowances	1,960	32	239	369	380	292	3,272
– release of allowances no longer required	(516)	(34)	(117)	(133)	(85)	(49)	(934)
– recoveries of amounts previously written off	(57)	(6)	(25)	(31)	(37)	(43)	(199)

Collectively assessed impairment allowances[18]	487	92	243	50	3,204	1,945	6,021
– new allowances net of allowance releases	839	117	368	94	3,296	2,254	6,968
– recoveries of amounts previously written off	(352)	(25)	(125)	(44)	(92)	(309)	(947)

Total charge for impairment losses	1,874	84	340	255	3,462	2,145	8,160
– customers	1,874	84	340	255	3,462	2,145	8,160

For footnote, see page 263.

2013 compared with 2012

(Unaudited)

On a reported basis, loan impairment allowances were US$15bn at 31 December 2013, a 6% decrease compared with the end of 2012. Impaired loans and advances were US$37bn, a decrease of 6% from the end of 2012.

The following commentary is on a constant currency basis.

Loan impairment allowances fell by 5% to US$15bn. The reduction was mainly in North America, driven by the continued run-off and loan sales in the US CML portfolio and improvements in housing market conditions.

Impaired loans decreased by 5% compared with the end of 2012 to US$37bn, reflecting the continued run-off and loan sales in the US CML portfolio.

Releases and recoveries of US$2.2bn were higher than in 2012, mainly in Europe on collectively assessed recoveries in RBWM following debt sales in the UK in 2013 and, in the Middle East and North Africa, due to a small number of individual releases, mainly in GB&M on UAE-related exposures.

Regional analysis

In Europe, new loan impairment allowances decreased marginally to US$3bn, primarily due to lower new individual allowances in GB&M and in CMB, mainly in France and on Greek exposures,

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

reflecting improvements to the challenging economic conditions in 2012. This was largely offset by higher new collective allowances in the UK, mainly in the retail sector.

Impaired loans increased by 16% compared with the end of 2012 to US$13bn, resulting from a small number of individually assessed corporate and commercial loans in the UK and France and portfolio growth in Turkey.

Releases and recoveries in Europe were US$1bn, a rise of 13% compared with the end of 2012, mainly due to higher recoveries from debt sales in the UK in 2013. This was partly offset by lower releases, mainly in France in GB&M and CMB.

In Hong Kong and Rest of Asia-Pacific new loan impairment allowances and impaired loans remained at low levels.

In the Middle East and North Africa, new loan impairment allowances were US$278m, a decrease of US$180m. This was due to a reduction in new individually assessed allowances as a result of the overall improvement in the loan portfolio compared with 2012, and improved property prices in the UAE.

Impaired loans of US$2bn at 31 December 2013 were 7% lower than in 2012, mainly in the UAE due to recoveries and an improvement in credit quality.

Releases and recoveries in the region rose by US$114m on 2012 to US$322m due to a small number of individual releases, mainly in GB&M on UAE-related exposures.

In North America, new loan impairment allowances decreased by 60% to US$1.5bn, driven by lower new collectively assessed allowances as a result of improvements in housing market conditions and the continued run-off and loan sales in the CML portfolio.

Impaired loans fell by 25% to US$15bn compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio.

Releases and recoveries in North America were broadly in line with 2012.

In Latin America, new loan impairment allowances increased by 25% to US$3bn, primarily in Mexico from higher specific impairments in CMB relating to homebuilders due to a change in the public housing policy, and higher collective provisions in RBWM. In Brazil, collectively assessed new allowances increased as a result of impairment methodology changes and assumption revisions for restructured loan account portfolios in RBWM and CMB as well as higher specific impairments across a number of corporate exposures. This was partly offset by improvements in credit quality in Brazil as modifications to credit strategies in previous years to mitigate rising delinquency rates took effect.

Impaired loans increased by 47% from the end of 2012 to US$4bn, mainly relating to homebuilders in Mexico and from methodology changes and higher individually assessed impairments in CMB in Brazil across a number of corporate exposures.

Releases and recoveries in Latin America reduced to US$313m compared with 2012, mainly in RBWM in Brazil and Mexico.

For an analysis of loan impairment charges and other credit risk provisions by global business, see page 94.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Regional analysis

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

190a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

For an analysis of loan impairment charges and other credit risk provisions by global business, see page 94.

190b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Further analysis of impairment

Movement in impairment allowances by industry sector and by geographical region

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impairment allowances at 1 January 2013	5,361	473	746	1,811	5,616	2,162	16,169

Amounts written off	(2,180)	(187)	(373)	(195)	(1,610)	(2,110)	(6,655)
Personal	(876)	(152)	(309)	(107)	(1,330)	(1,593)	(4,367)
– first lien residential mortgages	(83)	–	(7)	(2)	(779)	(25)	(896)
– other personal[1]	(793)	(152)	(302)	(105)	(551)	(1,568)	(3,471)

Corporate and commercial	(1,264)	(32)	(64)	(78)	(277)	(514)	(2,229)
– manufacturing and international trade and services	(680)	(30)	(43)	(64)	(80)	(386)	(1,283)
– commercial real estate and other property-related	(289)	–	(7)	(2)	(141)	(23)	(462)
– other commercial[10]	(295)	(2)	(14)	(12)	(56)	(105)	(484)

Financial[2]	(40)	(3)	–	(10)	(3)	(3)	(59)

Recoveries of amounts written off in previous years	637	35	132	87	123	282	1,296
Personal	584	31	122	41	82	237	1,097
– first lien residential mortgages	25	3	1	–	67	23	119
– other personal[1]	559	28	121	41	15	214	978

Corporate and commercial	52	4	10	46	41	45	198
– manufacturing and international trade and services	19	4	3	2	6	27	61
– commercial real estate and other property-related	6	–	4	–	18	1	29
– other commercial[10]	27	–	3	44	17	17	108

Financial[2]	1	–	–	–	–	–	1

Charge to income statement	1,732	135	348	(44)	1,235	2,642	6,048
Personal	320	140	205	46	963	1,522	3,196
– first lien residential mortgages	(11)	(8)	1	(13)	647	11	627
– other personal[1]	331	148	204	59	316	1,511	2,569

Corporate and commercial	1,467	8	144	(13)	253	1,115	2,974
– manufacturing and international trade and services	800	33	101	37	125	594	1,690
– commercial real estate and other property-related	432	(4)	2	(5)	79	322	826
– other commercial[10]	235	(21)	41	(45)	49	199	458

Financial[2]	(55)	(13)	(1)	(77)	19	5	(122)

Exchange and other movements[19]	48	(7)	(88)	(76)	(1,122)	(412)	(1,657)

At 31 December 2013	5,598	449	765	1,583	4,242	2,564	15,201

Impairment allowances against banks:
– individually assessed	35	–	–	18	5	–	58
Impairment allowances against customers:
– individually assessed	4,019	174	460	1,131	410	878	7,072
– collectively assessed[18]	1,544	275	305	434	3,827	1,686	8,071

At 31 December 2013	5,598	449	765	1,583	4,242	2,564	15,201

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in impairment allowances by industry sector and by geographical region (continued)

(Unaudited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Impairment allowances at 1 January 2012	5,292	581	782	1,731	7,239	2,011	17,636

Amounts written off	(2,375)	(219)	(540)	(305)	(4,181)	(2,192)	(9,812)
Personal	(828)	(128)	(347)	(126)	(3,862)	(1,614)	(6,905)
– first lien residential mortgages	(28)	–	(7)	(2)	(1,952)	(70)	(2,059)
– other personal[1]	(800)	(128)	(340)	(124)	(1,910)	(1,544)	(4,846)

Corporate and commercial	(1,428)	(91)	(193)	(154)	(234)	(577)	(2,677)
– manufacturing and international trade and services	(661)	(91)	(164)	(137)	(59)	(498)	(1,610)
– commercial real estate and other property-related	(377)	–	(8)	(6)	(97)	(18)	(506)
– other commercial[10]	(390)	–	(21)	(11)	(78)	(61)	(561)

Financial[2]	(119)	–	–	(25)	(85)	(1)	(230)

Recoveries of amounts written off in previous years	409	31	150	75	129	352	1,146
Personal	354	30	132	50	88	312	966
– first lien residential mortgages	34	4	2	5	46	49	140
– other personal[1]	320	26	130	45	42	263	826
Corporate and commercial	51	1	18	25	38	39	172
– manufacturing and international trade and services	16	1	5	2	7	28	59
– commercial real estate and other property-related	9	–	11	–	19	2	41
– other commercial[10]	26	–	2	23	12	9	72

Financial[2]	4	–	–	–	3	1	8

Charge to income statement	1,874	84	340	255	3,462	2,145	8,160
Personal	348	96	234	57	3,228	1,399	5,362
– first lien residential mortgages	(56)	(11)	14	7	1,986	(30)	1,910
– other personal[1]	404	107	220	50	1,242	1,429	3,452

Corporate and commercial	1,547	(14)	102	169	252	746	2,802
– manufacturing and international trade and services	670	(12)	32	80	62	625	1,457
– commercial real estate and other property-related	444	7	55	62	94	28	690
– other commercial[10]	433	(9)	15	27	96	93	655

Financial[2]	(21)	2	4	29	(18)	–	(4)

Exchange and other movements[19]	161	(4)	14	55	(1,033)	(154)	(961)

At 31 December 2012	5,361	473	746	1,811	5,616	2,162	16,169

Impairment allowances against banks:
– individually assessed	40	–	–	17	–	–	57
Impairment allowances against customers:
– individually assessed	3,781	192	442	1,323	428	406	6,572
– collectively assessed[18]	1,540	281	304	471	5,188	1,756	9,540

At 31 December 2012	5,361	473	746	1,811	5,616	2,162	16,169

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in impairment allowances over 5 years

(Unaudited)

	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Impairment allowances at 1 January	16,169	17,636	20,241	25,649	23,972

Amounts written off	(6,655)	(9,812)	(12,480)	(19,300)	(24,840)
Personal	(4,367)	(6,905)	(10,431)	(16,458)	(22,703)
– first lien residential mortgages	(896)	(2,059)	(2,662)	(4,163)	(4,704)
– other personal[1]	(3,471)	(4,846)	(7,769)	(12,295)	(17,999)

Corporate and commercial	(2,229)	(2,677)	(2,009)	(2,789)	(1,984)
– manufacturing and international trade and services	(1,283)	(1,610)	(1,137)	(1,050)	(1,093)
– commercial real estate and other property-related	(462)	(506)	(392)	(1,280)	(327)
– other commercial[10]	(484)	(561)	(480)	(459)	(564)

Financial[2]	(59)	(230)	(40)	(53)	(153)

Recoveries of amounts written off in previous years	1,296	1,146	1,426	1,020	890
Personal	1,097	966	1,175	846	712
– first lien residential mortgages	119	140	86	93	61
– other personal[1]	978	826	1,089	753	651
Corporate and commercial	198	172	242	156	170
– manufacturing and international trade and services	61	59	135	92	123
– commercial real estate and other property-related	29	41	20	21	9
– other commercial[10]	108	72	87	43	38

Financial[2]	1	8	9	18	8

Charge to income statement	6,048	8,160	11,505	13,548	24,942
Personal	3,196	5,362	9,318	11,187	19,781
– first lien residential mortgages	627	1,910	4,103	3,461	4,185
– other personal[1]	2,569	3,452	5,215	7,726	15,596

Corporate and commercial	2,974	2,802	2,114	2,198	4,711
– manufacturing and international trade and services	1,690	1,457	901	909	2,392
– commercial real estate and other property-related	826	690	764	660	1,492
– other commercial[10]	458	655	449	629	827

Financial[2]	(122)	(4)	73	163	450

Exchange and other movements[19]	(1,657)	(961)	(3,056)	(676)	685

At 31 December	15,201	16,169	17,636	20,241	25,649

Impairment allowances against banks:
– individually assessed	58	57	125	158	107
Impairment allowances against customers:
– individually assessed	7,072	6,572	6,537	6,457	6,494
– collectively assessed	8,071	9,540	10,974	13,626	19,048

At 31 December	15,201	16,169	17,636	20,241	25,649

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in impairment allowances on loans and advances to customers and banks

(Audited)

	Banks	Customers
	individually assessed US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

At 1 January 2013	57	6,572	9,540	16,169
Amounts written off	(4)	(1,937)	(4,714)	(6,655)
Recoveries of loans and advances previously written off	–	209	1,087	1,296
Charge to income statement	5	2,315	3,728	6,048
Exchange and other movements[19]	–	(87)	(1,570)	(1,657)

At 31 December 2013	58	7,072	8,071	15,201

Impairment allowances on loans and advances to customers		7,072	8,071	15,143
– personal		589	6,013	6,602
– corporate and commercial		6,096	1,963	8,059
– financial		387	95	482

	%	%	%	%

As a percentage of loans and advances[20,21]	0.05	0.70	0.80	1.35

	US$m	US$m	US$m	US$m

At 1 January 2012	125	6,537	10,974	17,636
Amounts written off	(70)	(2,361)	(7,381)	(9,812)
Recoveries of loans and advances previously written off	–	199	947	1,146
Charge to income statement	–	2,139	6,021	8,160
Exchange and other movements[19]	2	58	(1,021)	(961)

At 31 December 2012	57	6,572	9,540	16,169

Impairment allowances on loans and advances to customers		6,572	9,540	16,112
– personal		685	7,527	8,212
– corporate and commercial		5,407	1,939	7,346
– financial		480	74	554

	%	%	%	%

As a percentage of loans and advances[20,21]	0.05	0.67	0.98	1.48

For footnotes, see page 263.

Individually and collectively assessed impairment charge to the income statement by industry sector

(Unaudited)

	2013			2012
	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

Banks	5	–	5	–	–	–
Personal	49	3,147	3,196	96	5,266	5,362
– first lien residential mortgages	27	600	627	40	1,870	1,910
– other personal[1]	22	2,547	2,569	56	3,396	3,452

Corporate and commercial	2,414	560	2,974	2,029	773	2,802
– manufacturing and international trade and services	1,265	425	1,690	910	547	1,457
– commercial real estate and other property-related	791	35	826	604	86	690
– other commercial[10]	358	100	458	515	140	655

Financial	(148)	21	(127)	14	(18)	(4)

Total charge to income statement	2,320	3,728	6,048	2,139	6,021	8,160

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net loan impairment charge to the income statement

(Unaudited)

	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Individually assessed impairment allowances	2,320	2,139	1,915	2,625	4,458
– new allowances	3,440	3,272	2,904	3,617	5,173
– release of allowances no longer required	(911)	(934)	(798)	(847)	(581)
– recoveries of amounts previously written off	(209)	(199)	(191)	(145)	(134)

Collectively assessed impairment allowances	3,728	6,021	9,590	10,923	20,484
– new allowances net of allowance releases	4,815	6,968	10,825	11,798	21,240
– recoveries of amounts previously written off	(1,087)	(947)	(1,235)	(875)	(756)

Total charge for impairment losses	6,048	8,160	11,505	13,548	24,942
– banks	5	–	(16)	12	70
– customers	6,043	8,160	11,521	13,536	24,872

At 31 December
Impaired loans	36,503	38,776	41,739	47,064	30,845
Impairment allowances	15,201	16,169	17,636	20,241	25,649

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region22

(Unaudited)

	Europe %	Hong Kong %	Rest of Asia- Pacific %	MENA %	North America %	Latin America %	Total %

2013
New allowances net of allowance releases	0.59	0.09	0.34	0.15	0.91	5.93	0.78
Recoveries	(0.16)	(0.02)	(0.09)	(0.29)	(0.08)	(0.57)	(0.14)

Total charge for impairment losses	0.43	0.07	0.25	(0.14)	0.83	5.36	0.64

Amount written off net of recoveries	0.39	0.08	0.17	0.38	1.00	3.68	0.56

2012
New allowances net of allowance releases	0.58	0.07	0.37	1.16	2.31	4.36	1.00
Recoveries	(0.10)	(0.02)	(0.11)	(0.26)	(0.08)	(0.62)	(0.12)

Total charge for impairment losses	0.48	0.05	0.26	0.90	2.23	3.74	0.88

Amount written off net of recoveries	0.50	0.11	0.30	0.81	2.57	3.21	0.93

Charge for impairment losses as a percentage of average gross loans and advances to customers22

(Unaudited)

	2013%	2012%	2011%	2010%	2009%

New allowances net of allowance releases	0.78	1.00	1.34	1.65	2.92
Recoveries	(0.14)	(0.12)	(0.15)	(0.12)	(0.10)

Total charge for impairment losses	0.64	0.88	1.19	1.53	2.82

Amount written off net of recoveries	0.56	0.93	1.14	2.08	2.71

For footnote, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency changes by geographical region

(Unaudited)

	31 Dec 12 as reported	Currency translation adjustment[23]	31 Dec 12 at 31 Dec 13 exchange rates	Movement - constant currency basis	31 Dec 13 as reported	Reported change[24]	Constant currency change[24]
	US$m	US$m	US$m	US$m	US$m	%	%
Impaired loans
Europe	11,145	231	11,376	1,852	13,228	19	16
Hong Kong	477	–	477	(32)	445	(7)	(7)
Rest of Asia-Pacific	1,147	(78)	1,069	109	1,178	3	10
Middle East and North Africa	2,474	(6)	2,468	(183)	2,285	(8)	(7)
North America	20,345	(54)	20,291	(5,168)	15,123	(26)	(25)
Latin America	3,188	(291)	2,897	1,347	4,244	33	46

	38,776	(198)	38,578	(2,075)	36,503	(6)	(5)

Impairment allowances
Europe	5,361	82	5,443	155	5,598	4	3
Hong Kong	473	–	473	(24)	449	(5)	(5)
Rest of Asia-Pacific	746	(56)	690	75	765	3	11
Middle East and North Africa	1,811	(10)	1,801	(218)	1,583	(13)	(12)
North America	5,616	(27)	5,589	(1,347)	4,242	(24)	(24)
Latin America	2,162	(236)	1,926	638	2,564	19	33

	16,169	(247)	15,922	(721)	15,201	(6)	(5)

For footnotes, see page 263.

Reconciliation of reported and constant currency impairment charge to the income statement

(Unaudited)

	31 Dec 12 as reported	Currency translation adjustment[23]	31 Dec 12 at 31 Dec 13 exchange rates	Movement - constant currency basis	31 Dec 13 as reported	Reported change[24]	Constant currency change[24]
	US$m	US$m	US$m	US$m	US$m	%	%

Charge for impairment losses
Europe	1,874	(8)	1,866	(134)	1,732	(8)	(7)
– new allowances	3,043	(30)	3,013	69	3,082	1	2
– releases	(760)	11	(749)	36	(713)	(6)	(5)
– recoveries	(409)	11	(398)	(239)	(637)	56	60

Hong Kong	84	–	84	51	135	61	61
– new allowances	224	(1)	223	75	298	33	34
– releases	(109)	1	(108)	(20)	(128)	17	19
– recoveries	(31)	–	(31)	(4)	(35)	13	13

Rest of Asia-Pacific	340	(14)	326	22	348	2	7
– new allowances	677	(22)	655	–	655	(3)	–
– releases	(187)	5	(182)	7	(175)	(6)	(4)
– recoveries	(150)	3	(147)	15	(132)	(12)	(10)

Middle East and North Africa	255	(5)	250	(294)	(44)
– new allowances	580	(4)	576	(168)	408	(30)	(29)
– releases	(250)	–	(250)	(115)	(365)	46	46
– recoveries	(75)	(1)	(76)	(11)	(87)	16	14

North America	3,462	(5)	3,457	(2,222)	1,235	(64)	(64)
– new allowances	3,889	(5)	3,884	(2,244)	1,640	(58)	(58)
– releases	(298)	1	(297)	15	(282)	(5)	(5)
– recoveries	(129)	(1)	(130)	7	(123)	(5)	(5)

Latin America	2,145	(165)	1,980	662	2,642	23	33
– new allowances	2,581	(188)	2,393	869	3,262	26	36
– releases	(84)	5	(79)	(259)	(338)	302	328
– recoveries	(352)	18	(334)	52	(282)	(20)	(16)

Total	8,160	(197)	7,963	(1,915)	6,048	(26)	(24)
– new allowances	10,994	(250)	10,744	(1,399)	9,345	(15)	(13)
– releases	(1,688)	23	(1,665)	(336)	(2,001)	19	20
– recoveries	(1,146)	30	(1,116)	(180)	(1,296)	13	16

For footnotes, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Concentration of exposure

(Unaudited)

Concentrations of credit risk are described in the Appendix to Risk on page 273.

The geographical diversification of our lending portfolio and our broad range of global businesses and products ensured that we did not overly depend on a few markets to generate growth in 2013. This diversification also supported our strategy for growth in faster-growing markets and in those with international connectivity.

An analysis of credit quality is provided on page 169.

Financial investments

Our holdings of available-for-sale government and government agency debt securities, corporate debt securities, ABSs and other securities were spread across a wide range of issuers and geographical regions in 2013, with 13% invested in securities issued by banks and other financial institutions and 73% in government or government agency debt securities. We also held assets backing insurance and investment contracts.

For an analysis of financial investments, see Note 19 on the Financial Statements.

Trading assets

Trading assets

(Unaudited)

	2013 US$bn	2012 US$bn

Trading securities[25]	163	171
Loans and advances to banks	28	78
Loans and advances to customers	48	118

	239	367

For footnote, see page 263.

Trading securities remained the largest concentration within trading assets at 68% compared with 47% in 2012. This increase was due to a change in the way GB&M manage reverse repo activities, which led to a significant reduction in these balances in loans and advances to banks and customers. The largest concentration within the trading securities portfolio was in government and government agency debt securities. We had significant exposures to US Treasury and government agency debt securities (US$23bn) and UK (US$12bn) and Hong Kong (US$6bn) government debt securities.

For an analysis of debt and equity securities held for trading, see Note 14 on the Financial Statements.

Derivatives

Derivative assets were US$282bn at 31 December 2013 (2012: US$357bn), of which the largest concentrations were interest rate and, to a lesser extent, foreign exchange derivatives. Our exposure to derivatives decreased by 21% as upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, largely in Europe, although this was partly offset by a reduction in netting.

For an analysis of derivatives, see Note 18 on the Financial Statements.

Loans and advances

Gross loans and advances to customers (excluding the financial sector) of US$957bn at 31 December 2013 increased by US$25bn or 3% compared with the end of 2012 on a reported basis. On a constant currency basis they were US$30bn higher.

The following tables analyse loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans and advances by industry sector

(Unaudited)

	2013	Currency effect	Move- ment	2012	2011	2010	2009
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Personal	410,728	(2,949)	(1,416)	415,093	393,625	425,320	434,206
– first lien residential mortgages[26]	299,875	(735)	(1,252)	301,862	278,963	268,681	260,669
– other personal[1]	110,853	(2,214)	(164)	113,231	114,662	156,639	173,537

Corporate and commercial	543,822	(2,758)	33,087	513,493	472,816	445,512	383,090
– manufacturing	113,925	(1,070)	2,846	112,149	96,054	91,121	80,487
– international trade and services	185,081	(993)	16,685	169,389	152,709	146,573	115,641
– commercial real estate	74,846	189	(2,103)	76,760	73,941	71,880	69,389
– other property-related	44,832	(222)	4,522	40,532	39,539	34,838	30,520
– government	7,342	(81)	(3,362)	10,785	11,079	8,594	6,689
– other commercial[10]	117,796	(581)	14,499	103,878	99,494	92,506	80,364

Financial	138,181	1,009	55,914	81,258	86,219	101,725	96,650
– non-bank financial institutions	136,195	1,076	55,302	79,817	85,275	100,163	95,237
– settlement accounts	1,986	(67)	612	1,441	944	1,562	1,413

Asset-backed securities reclassified	2,716	84	(1,259)	3,891	5,280	5,892	7,827

Total gross loans and advances to customers (A)	1,095,447	(4,614)	86,326	1,013,735	957,940	978,449	921,773

Gross loans and advances to banks	211,579	(2,421)	61,397	152,603	181,112	208,429	179,888

Total gross loans and advances Of which:	1,307,026	(7,035)	147,723	1,166,338	1,139,052	1,186,878	1,101,661
– reverse repos to customers	88,215	799	52,765	34,651	41,419	60,519	58,913
– reverse repos to banks	91,475	(388)	56,402	35,461	41,909	66,402	63,332

Impaired loans and advances to customers	36,428	(198)	(2,045)	38,671	41,584	46,871	30,606
– as a percentage of A	3.3%			3.8%	4.3%	4.8%	3.3%

Impairment allowances on loans and advances to customers	15,143	(246)	(723)	16,112	17,511	20,083	25,542
– as a percentage of A	1.4%			1.6%	1.8%	2.1%	2.8%

Charge for impairment losses	6,048	(197)	(1,915)	8,160	11,505	13,548	24,942
– new allowances net of allowance releases	7,344	(227)	(1,735)	9,306	12,931	14,568	25,832
– recoveries	(1,296)	30	(180)	(1,146)	(1,426)	(1,020)	(890)

For footnotes, see page 263.

The following commentary is on a constant currency basis.

Personal lending balances of US$411bn represented 38% of gross lending to customers at 31 December 2013. This was a reduction of US$1.4bn compared with 31 December 2012. First lien residential mortgage lending continued to represent our largest concentration in a single exposure type, the most significant balances being in the UK (44%), Hong Kong (18%) and the US (14%).

Corporate and commercial lending was 50% of gross lending to customers at 31 December 2013, representing our largest lending category. International trade and services, which comprised the largest portion of the corporate and commercial lending category, increased by 10% compared with

31 December 2012. This was due to continued demand for financing by customers in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific.

Commercial real estate lending was 7% of total gross lending to customers, broadly unchanged from 31 December 2012. The main concentrations of commercial real estate lending were in the UK and Hong Kong.

Lending to non-bank financial institutions was US$138bn, an increase of US$56bn compared with 31 December 2012 mainly due to a change in the way GB&M manages reverse repo activities, and increased lending to other financial services companies in Hong Kong. Our exposure was spread across a range of institutions, with the most significant exposures being in the UK, France and the US.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loans and advances to banks were widely distributed across many countries and increased by 41% from 31 December 2012. This was driven by a change in the way GB&M manage reverse repo activities, and higher placements with financial institutions in Hong Kong.

The tables that follow provide information on loans and advances by geographical region and by country. The commentary on these loans and advances can be found under ‘Personal lending’ and ‘Wholesale lending’ on pages 160 and 165, respectively.

Gross loans and advances to customers by industry sector and by geographical region

(Audited)

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans

At 31 December 2013
Personal	192,107	73,556	50,973	6,484	72,690	14,918	410,728	37.5
– first lien residential mortgages[26]	140,474	53,762	38,285	2,451	60,955	3,948	299,875	27.4
– other personal[1]	51,633	19,794	12,688	4,033	11,735	10,970	110,853	10.1

Corporate and commercial	239,529	114,832	89,066	19,760	50,447	30,188	543,822	49.7
– manufacturing	55,920	11,582	19,176	3,180	11,853	12,214	113,925	10.4
– international trade and services	77,113	43,041	36,327	8,629	11,676	8,295	185,081	16.9
– commercial real estate	31,326	25,358	9,202	639	5,900	2,421	74,846	6.8
– other property-related	7,308	19,546	7,601	1,333	8,716	328	44,832	4.1
– government	3,340	739	282	1,443	564	974	7,342	0.7
– other commercial[10]	64,522	14,566	16,478	4,536	11,738	5,956	117,796	10.8

Financial	75,550	7,610	8,522	2,532	42,591	1,376	138,181	12.6
– non-bank financial institutions	73,993	7,353	8,449	2,532	42,591	1,277	136,195	12.4
– settlement accounts	1,557	257	73	–	–	99	1,986	0.2

Asset-backed securities reclassified	2,578	–	–	–	138	–	2,716	0.2

Total gross loans and advances to customers (A)	509,764	195,998	148,561	28,776	165,866	46,482	1,095,447	100.0
Of which:
– reverse repos	48,091	1,991	4,457	–	33,676	–	88,215	8.1

Percentage of A by geographical region	46.5%	17.9%	13.6%	2.6%	15.2%	4.2%	100.0%

Impaired loans	13,187	445	1,178	2,265	15,109	4,244	36,428
– as a percentage of A	2.6%	0.2%	0.8%	7.9%	9.1%	9.1%	3.3%

Total impairment allowances	5,563	449	765	1,565	4,237	2,564	15,143
– as a percentage of A	1.1%	0.2%	0.5%	5.4%	2.6%	5.5%	1.4%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans and advances to customers by industry sector and by geographical region (continued)

(Audited)

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans

At 31 December 2012
Personal	186,274	70,341	49,305	6,232	84,354	18,587	415,093	41.0
– first lien residential mortgages[26]	135,172	52,296	36,906	2,144	70,133	5,211	301,862	29.8
– other personal[1]	51,102	18,045	12,399	4,088	14,221	13,376	113,231	11.2

Corporate and commercial	223,061	99,199	85,305	22,452	47,886	35,590	513,493	50.6
– manufacturing	56,690	10,354	19,213	3,373	9,731	12,788	112,149	11.1
– international trade and services	70,954	33,832	32,317	9,115	13,419	9,752	169,389	16.6
– commercial real estate	33,279	23,384	9,286	865	6,572	3,374	76,760	7.6
– other property-related	7,402	16,399	6,641	2,103	7,607	380	40,532	4.0
– government	2,393	2,838	1,136	1,662	774	1,982	10,785	1.1
– other commercial[10]	52,343	12,392	16,712	5,334	9,783	7,314	103,878	10.2

Financial	55,732	4,546	4,255	1,196	13,935	1,594	81,258	8.0
– non-bank financial institutions	55,262	4,070	3,843	1,194	13,935	1,513	79,817	7.9
– settlement accounts	470	476	412	2	–	81	1,441	0.1

Asset-backed securities reclassified	3,694	–	–	–	197	–	3,891	0.4

Total gross loans and advances to customers (B)	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735	100.0
Of which:
– reverse repos	27,299	760	307	–	6,281	4	34,651	3.4

Percentage of B by geographical region	46.3%	17.2%	13.7%	2.9%	14.4%	5.5%	100.0%

Impaired loans	11,080	477	1,147	2,448	20,331	3,188	38,671
– as a percentage of B	2.4%	0.3%	0.8%	8.2%	13.9%	5.7%	3.8%

Total impairment allowances	5,321	473	746	1,794	5,616	2,162	16,112
– as a percentage of B	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%

For footnotes, see page 263.

Loans and advances to banks by geographical region

(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Loans and advances to banks	Impair- ment allowances [27]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013	73,904	35,150	50,637	6,443	30,164	15,281	211,579	(58)
At 31 December 2012	45,320	23,500	44,592	9,198	13,465	16,528	152,603	(57)
At 31 December 2011	54,406	35,159	47,309	8,571	14,831	20,836	181,112	(125)
At 31 December 2010	78,239	33,585	40,437	9,335	19,479	27,354	208,429	(158)
At 31 December 2009	65,614	36,197	35,648	8,435	15,386	18,608	179,888	(107)

For footnote, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans and advances to customers by country

(Unaudited)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

At 31 December 2013
Europe	140,474	51,633	38,634	279,023	509,764
UK28	132,174	22,913	28,127	219,248	402,462
France	2,661	13,840	8,442	38,333	63,276
Germany	7	218	127	6,361	6,713
Malta	2,007	526	434	1,627	4,594
Switzerland	364	8,616	269	320	9,569
Turkey	833	4,002	305	4,059	9,199
Other	2,428	1,518	930	9,075	13,951

Hong Kong	53,762	19,794	44,904	77,538	195,998

Rest of Asia-Pacific	38,285	12,688	16,803	80,785	148,561
Australia	9,468	1,236	2,511	7,138	20,353
India	1,080	297	425	4,732	6,534
Indonesia	69	447	78	5,361	5,955
Mainland China	4,880	300	5,808	22,178	33,166
Malaysia	5,140	1,994	1,997	5,420	14,551
Singapore	10,283	5,754	3,953	12,188	32,178
Taiwan	3,797	660	158	5,198	9,813
Vietnam	55	264	53	1,464	1,836
Other	3,513	1,736	1,820	17,106	24,175

Middle East and North Africa (excluding Saudi Arabia)	2,451	4,033	1,972	20,320	28,776
Egypt	1	477	146	2,232	2,856
Qatar	13	377	261	1,245	1,896
UAE	2,082	1,842	1,331	12,344	17,599
Other	355	1,337	234	4,499	6,425

North America	60,955	11,735	14,616	78,560	165,866
US28	42,317	6,257	10,174	59,150	117,898
Canada	17,036	5,116	3,912	18,557	44,621
Bermuda	1,602	362	530	853	3,347

Latin America	3,948	10,970	2,749	28,815	46,482
Argentina	20	1,425	62	2,103	3,610
Brazil	1,811	6,466	1,268	17,132	26,677
Mexico	2,117	3,079	1,398	8,994	15,588
Other	–	–	21	586	607

	299,875	110,853	119,678	565,041	1,095,447

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans and advances to customers by country (continued)

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

In-country foreign currency and cross-border amounts outstanding

(Unaudited)

	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
US	5.9	34.3	24.5	64.7
Mainland China	28.8	6.9	19.3	55.0
UK	10.0	2.3	42.5	54.8
Germany	12.8	21.1	5.6	39.5
Hong Kong	10.9	0.7	26.5	38.1
Japan[75]	7.2	14.8	7.0	29.0
France	6.2	8.7	11.2	26.1

At 31 December 2012
US	5.9	37.9	14.7	58.5
UK	18.0	2.8	34.7	55.5
Mainland China	23.4	3.3	16.0	42.7
Germany	11.6	15.9	10.2	37.7
France	12.8	11.3	13.2	37.3
Hong Kong	8.3	1.0	21.3	30.6
Japan[75]	6.7	16.8	1.6	25.1
Ireland[75]	0.8	0.1	19.5	20.4

At 31 December 2011
UK	9.5	4.5	53.7	67.7
US	8.1	40.8	16.7	65.6
Mainland China	25.4	7.6	13.3	46.3
Japan	8.6	25.8	0.9	35.3
France	11.0	11.3	10.0	32.3
Hong Kong	7.2	1.2	17.7	26.1
Germany	9.7	7.2	5.0	21.9
Ireland	1.7	0.1	17.5	19.3

For footnote, see page 265a.

202a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC Holdings

(Audited)

Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Management Committee (‘ALCO’). The major risks faced by HSBC Holdings are credit risk, liquidity risk and market risk (in the form of interest rate risk and foreign exchange risk), of which the most significant is credit risk.

Credit risk in HSBC Holdings primarily arises from transactions with Group subsidiaries and from guarantees issued in support of obligations assumed by certain Group operations in the normal conduct of their business. It is reviewed and managed within regulatory and internal limits for exposures by our

Global Risk function, which provides high-level centralised oversight and management of credit risks worldwide.

HSBC Holdings’ maximum exposure to credit risk at 31 December 2013 is shown below. Its financial assets principally represent claims on Group subsidiaries in Europe and North America.

All of the derivative transactions are with HSBC undertakings that are banking counterparties (2012: 100%) and for which HSBC Holdings has in place master netting arrangements. Since 2012, the credit risk exposure has been managed on a net basis and the remaining net exposure is specifically collateralised in the form of cash.

HSBC Holdings – maximum exposure to credit risk

(Audited)

	At 31 December 2013			At 31 December 2012
	Maximum exposure	Offset	Exposure to credit risk (net)	Maximum exposure	Offset	Exposure to credit risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m

Cash at bank and in hand:
– balances with HSBC undertakings	407	–	407	353	–	353
Derivatives	2,789	(2,755)	34	3,768	(3,768)	–
Loans and advances to HSBC undertakings	53,344	–	53,344	41,675	–	41,675
Financial investments	1,210	–	1,210	1,208	–	1,208
Financial guarantees and similar contracts	52,836	–	52,836	49,402	–	49,402
Loan and other credit-related commitments	1,245	–	1,245	1,200	–	1,200

	111,831	(2,755)	109,076	97,606	(3,768)	93,838

The credit quality of the loans and advances to HSBC undertakings is assessed as ‘strong’ or ‘good’, with 100% of the exposure being neither past due nor impaired (2012: 100%). The financial investments held by HSBC Holdings have a Standard and Poor’s (‘S&P’) rating of A– (2012: A–).

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

Within the above is included information on the GB&M legacy credit activities in respect of Solitaire Funding Limited (‘Solitaire’), the securities investment conduits (‘SIC’s), ABS trading portfolios and derivative transactions with monolines.

Further information in respect of Solitaire and the SICs is provided in Note 42 on the Financial Statements.

Accounting policies

Our accounting policies for the classification and measurement of financial instruments are in accordance with the requirements of IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 13 ‘Fair Value Measurement’, as described in Note 2 on the Financial Statements, and the use of assumptions and estimates in respect of the valuation of financial instruments is described in Note 15 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Balance Sheet Management holds ABSs primarily issued by government agency and sponsored enterprises as part of our investment portfolios.

For further information on Balance Sheet Management, see page 238

Exposure in 2013

(Audited)

2013 saw an improvement in US macro-economic indicators and continued market appetite for structured products. Following the mid-year market response to the expectation that the scale of government repurchase schemes and quantitative measures may decrease, which led to depreciation in the value of MBSs issued by government agencies and sponsored enterprises, the second half of the year saw the market for these securities moderate and they traded with less volatility in this period. Spreads modestly tightened across the rest of the structured product market in the year, with a notable appreciation in US Alt-A RMBS prices as a result of the improved view on the US housing market.

Within the following table are assets held in the GB&M legacy credit portfolio with a carrying value of US$28bn (2012: US$31.6bn).

A summary of the nature of HSBC’s exposures is provided in the Appendix to Risk on page 274.

Overall exposure of HSBC

(Audited)

	At 31 December 2013			At 31 December 2012
	Carrying amount	[29]	Including sub-prime and Alt-A	Carrying amount	[29]	Including sub-prime and Alt-A
	US$bn		US$bn	US$bn		US$bn

Asset-backed securities (ABSs)	50.1		7.2	59.0		7.0
– fair value through profit or loss	3.1		0.2	3.4		0.2
– available for sale[30]	42.7		6.5	49.6		6.1
– held to maturity[30]	1.1		–	1.6		0.1
– loans and receivables	3.2		0.5	4.4		0.6

Direct lending at fair value through profit or loss	0.1		0.1	1.0		0.6

Total ABSs and direct lending at fair value through profit or loss	50.2		7.3	60.0		7.6

Less securities subject to risk mitigation from credit derivatives with monolines and other financial institutions	(1.5)		(0.2)	(1.9)		(0.2)

	48.7		7.1	58.1		7.4

Leveraged finance loans	1.4		–	2.8		–
– loans and receivables	1.4		–	2.8		–

	50.1		7.1	60.9		7.4

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions	51.6		7.3	62.8		7.6

For footnotes, see page 263.

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs are held in GB&M structured entities (‘SE’s) established from the outset with the benefit of external investor first loss protection support, and positions held directly and by Solitaire, where we provide first loss protection of US$1.2bn through credit enhancement and a liquidity facility.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in the available-for-sale reserve

(Audited)

	2013			2012
	Directly held/ Solitaire [31]	SEs	Total	Directly held/ Solitaire [31]	SEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Available-for-sale reserve at 1 January	(1,473)	(720)	(2,193)	(3,085)	(2,061)	(5,146)
Increase/(decrease) in fair value of securities	(442)	599	157	1,195	914	2,109
Effect of impairments[32]	101	61	162	339	394	733
Repayment of capital	38	85	123	164	174	338
Other movements	262	(154)	108	(86)	(141)	(227)

Available-for-sale reserve at 31 December	(1,514)	(129)	(1,643)	(1,473)	(720)	(2,193)

For footnotes, see page 263.

Securities investment conduits

(Unaudited)

The total carrying amount of ABSs held through SEs in the overleaf table represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders, subject to the carrying amount of the capital notes being sufficient to offset the loss. Where the aggregate impairment charges exceeded the carrying value of the capital notes, liability write-backs of US$20m (2012: a charge of US$119m) were attributed to HSBC as shown in the table below. In respect of the SICs, the capital notes held by third parties are expected to absorb the cash losses in the vehicles.

Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire

(Unaudited)

	2013	2012
	US$m	US$m

Available-for-sale reserve	(37)	(787)
– related to asset-backed securities	(129)	(720)

Economic first loss protection	2,286	2,286
Carrying amount of capital notes liability	457	249

Impairment (write-backs)/charge for the year:
– allocated to HSBC	(20)	119
– allocated to capital note holders	(96)	–

Impairment methodologies

(Audited)

The accounting policy for impairment and indicators of impairment is set out in Note 2 on the Financial Statements.

A summary of our impairment methodologies is provided in the Appendix to Risk on page 272.

Impairment charges/(write-backs)

(Unaudited)

	Year ended 31 December 2013			Year ended 31 December 2012
	Directly held/ Solitaire [31]	SEs	Total	Directly held/ Solitaire	[31]	SEs	Total
	US$m	US$m	US$m	US$m		US$m	US$m

Sub-prime residential	(16)	(100)	(116)	23		(67)	(44)
US Alt-A residential	(156)	(20)	(176)	(209)		190	(19)
Commercial property	10	6	16	125		–	125
Other assets	(11)	(2)	(13)	74		(4)	70

Total impairment charge/(write-back)	(173)	(116)	(289)	13		119	132

For footnote, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss29

(Audited)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure	[33]	Credit default swap protection	[34]	Net principal exposure	[35]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m		US$m

At 31 December 2013
Mortgage-related assets:
Sub-prime residential	178	2,977	–	–	403	3,558	2,782	4,504		112		4,392
Direct lending	46	–	–	–	–	46	–	106		–		106
MBSs and MBS CDOs	132	2,977		–	403	3,512	2,782	4,398		112		4,286

US Alt-A residential	101	3,538	18	–	134	3,791	2,926	5,692		100		5,592
Direct lending	10	–	–		–	10	–	14		–		14
MBSs	91	3,538	18	–	134	3,781	2,926	5,678		100		5,578

US Government agency and sponsored enterprises:
MBSs	178	18,661	1,110	–	–	19,949	–	19,812		–		19,812

Other residential	618	1,925	–	–	399	2,942	1,513	3,981		53		3,928
Direct lending	–	–	–	–	–	–	–	–		–		–
MBSs	618	1,925	–	–	399	2,942	1,513	3,981		53		3,928

Commercial property
MBSs and MBS CDOs	133	5,667	–	104	669	6,573	5,146	7,188		–		7,188
	1,208	32,768	1,128	104	1,605	36,813	12,367	41,177		265		40,912

Leveraged finance-related assets:
ABSs and ABS CDOs	294	5,011	–	–	251	5,556	4,310	5,841		365		5,476
Student loan-related assets:
ABSs and ABS CDOs	196	3,705	–	–	121	4,022	3,495	4,897		199		4,698
Other assets:
ABSs and ABS CDOs	1,271	1,265	–	34	1,186	3,756	989	4,805		1,010		3,795

	2,969	42,749	1,128	138	3,163	50,147	21,161	56,720		1,839		54,881

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure	[33]	Credit default swap protection	[34]	Net principal exposure	[35]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m		US$m

At 31 December 2012
Mortgage-related assets:
Sub-prime residential	698	2,455	–	–	435	3,588	2,723	5,483		130		5,353
Direct lending	566	–	–	–	–	566	482	1,221		–		1,221
MBSs and MBS CDOs	132	2,455	–	–	435	3,022	2,241	4,262		130		4,132

US Alt-A residential	157	3,658	118	–	157	4,090	2,994	6,992		100		6,892
Direct lending	71	–	–	–	–	71	–	77		–		77
MBSs	86	3,658	118	–	157	4,019	2,994	6,915		100		6,815

US Government agency and sponsored enterprises:
MBSs	369	23,341	1,455	–	–	25,165	–	23,438		–		23,438

Other residential	695	2,084	–	–	499	3,278	1,459	3,888		87		3,801
Direct lending	322	–	–	–	–	322	–	322		–		322
MBSs	373	2,084	–	–	499	2,956	1,459	3,566		87		3,479

Commercial property
MBSs and MBS CDOs	164	6,995	–	109	1,319	8,587	5,959	9,489		–		9,489
	2,083	38,533	1,573	109	2,410	44,708	13,135	49,290		317		48,973

Leveraged finance-related assets:
ABSs and ABS CDOs	450	5,330	–	–	284	6,064	4,303	6,726		717		6,009
Student loan-related assets:
ABSs and ABS CDOs	179	4,219	–	–	156	4,554	3,722	5,826		199		5,627
Other assets:
ABSs and ABS CDOs	1,511	1,553	–	49	1,537	4,650	1,140	5,769		1,318		4,451

	4,223	49,635	1,573	158	4,387	59,976	22,300	67,611		2,551		65,060

For footnotes, see page 263.

The above table excludes leveraged finance transactions, which are shown separately on page 209.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Transactions with monoline insurers

(Audited)

HSBC’s exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of OTC derivative transactions, mainly CDSs. We entered into these CDSs primarily to purchase credit protection against securities held in the trading portfolio at the time.

During 2013, the notional value of contracts with monolines and our overall credit exposure to monolines decreased as a result of commutations, contract expiries and amortisations, and narrowing credit spreads. The table below sets out the fair value, of the derivative transactions at 31 December 2013, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by S&P at ‘BBB- or above’ at 31 December 2013, and those that were ‘below BBB-’ (BBB- is the S&P cut-off for an investment grade classification). The ‘Credit valuation adjustment’ column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

Market prices are generally not readily available for CDSs, so their value is based on the market prices of the referenced securities.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

(Audited)

	Notional amount	Net exposure before credit valuation adjustment	Credit valuation adjustment [36]	Net exposure after credit valuation adjustment
	US$m	US$m	US$m	US$m

At 31 December 2013
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	3,297	299	(61)	238
Monolines – sub-investment grade (below BBB–)	523	190	(110)	80

	3,820	489	(171)	318

At 31 December 2012
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	4,191	606	(121)	485
Monolines – sub-investment grade (below BBB–)	957	303	(158)	145

	5,148	909	(279)	630
For footnotes, see page 263.

Credit valuation adjustments for monolines

For monolines, the standard CVA methodology (as described on page 350) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security.

HSBC’s exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 31 December 2013. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Leveraged finance transactions

(Audited)

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 206.

We held leveraged finance commitments of US$1.4bn at 31 December 2013 (2012: US$2.8bn), of which US$1.3bn (2012: US$2.6bn) were funded.

At 31 December 2013, our principal exposure was to companies in the communications and infrastructure sector.

HSBC’s exposure to leveraged finance transactions

(Audited)

	Exposures at 31 December 2013					Exposures at 31 December 2012
	Funded	[37]	Unfunded	[38]	Total	Funded	[37]	Unfunded	[38]	Total
	US$m		US$m		US$m	US$m		US$m		US$m

Europe	1,256		176		1,432	2,108		162		2,270
North America	–		–		–	414		92		506

	1,256		176		1,432	2,522		254		2,776

Held within:
– loans and receivables	1,256		176		1,432	2,522		252		2,774
– fair value through profit or loss	–		–		–	–		2		2

For footnotes, see page 263.

Representations and warranties related to mortgage sales and securitisation activities

(Unaudited)

We have been involved in various activities related to the sale and securitisation of residential mortgages that are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and their securitisation by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for the third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government-sponsored entities.

In selling and securitising mortgage loans, various representations and warranties may be made to purchasers of the mortgage loans and MBSs. When purchasing and securitising mortgages originated by third parties and underwriting third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans, such as servicers, originators, underwriters, trustees or sponsors of securitisations, have been the subject of lawsuits and governmental and regulatory investigations and inquiries.

At 31 December 2013, a liability of US$99m (2012: US$219m) was recognised in respect of various representations and warranties regarding the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process and compliance with the origination criteria established by the agencies. In the event of a breach of its representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The estimated liability was based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and the expected future repurchase demands in respect of mortgages sold to date which were either two or more payments delinquent or might become delinquent at an estimated conversion rate. Repurchase demands of US$44m were outstanding at 2013 (2012: US$89m).

For further information on legal proceedings and regulatory matters, see Note 43 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

To date, repurchase demands we have received primarily relate to prime loans sourced during 2004 through 2008 from the legacy broker channel which we exited from in late 2008. Loans sold to GSEs and other third parties originated in 2004 through 2008 subject to representations and warranties for which we may be liable had an outstanding principal balance of approximately US$11.9bn at 31 December 2013, including US$7.6bn of loans sourced from our legacy broker channel.

The trend in repurchase demands received on loans sold to GSEs and other third parties by loan origination vintage, outstanding repurchase demands and movement in repurchase liabilities are as follows:

Trend in repurchase demands received by loans sold to GSEs and other third parties by origination vintage

	2013 US$m	2012 US$m

Pre-2004	12	7
2004	27	21
2005	43	28
2006	56	80
2007	106	209
2008	60	123
Post-2008	14	18

Total repurchase demands received	318	486

Outstanding repurchase demands received from GSEs and other third parties

	At 31 December
	2013 US$m	2012 US$m

GSEs	41	86
Others	3	3

Total	44	89

Movement in repurchase liability for loans sold to GSEs and other third parties

	2013 US$m	2012 US$m

At 1 January	219	237
Increase in liability recorded through earnings	21	134
Realised losses	(141)	(152)

At 31 December	99	219

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

209a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	troubled debt restructurings not included in the above.

Interest foregone on impaired and restructured loans

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$2.5bn in 2013 (2012: US$2.9bn). The table below analyses this by geographic region.

	2013	2012
	US$m	US$m

Europe	214	215
Hong Kong	26	29
Rest of Asia-Pacific	66	78
Middle East and North Africa	147	118
North America	1,667	1,817
Latin America	421	610

	2,541	2,867

Interest recognised on impaired and restructured loans

Interest income from such loans of approximately US$1.7bn was recorded in 2013 (2012: US$1.7bn). The table below analyses this by geographical region.

	2013	2012
	US$m	US$m

Europe	97	41
Hong Kong	10	7
Rest of Asia-Pacific	32	29
Middle East and North Africa	28	29
North America	1,087	1,110
Latin America	410	491

	1,664	1,707

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 185.

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The balance of impaired loans at 31 December 2013 was US$2.3bn lower than at 31 December 2012. This reduction occurred primarily in North America due to the continued run-off of the CML portfolio, partly offset by increases in individually assessed impaired balances in Europe and Latin America.

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

The amount of unimpaired loans past due 90 days or more at 31 December 2013 was US$127m, US$97m lower than at 31 December 2012. The decrease was primarily in the Middle East and North Africa due to a number of repayments.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDRs in the table on page 209(b). Loans that have been identified as a TDR under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.

The balance of TDRs not included as impaired loans at 31 December 2013 was US$286m higher than at 31 December 2012. The increase was mainly in North America and reflects the effect of certain loans returning to unimpaired status after the demonstration of a significant reduction in the risk of non-payment of future cash flows, while retaining the TDR status. This was partly offset by a reduction in Brazil following an update to the previous estimate of the period of time taken for loans to demonstrate a return to performing status. As a result, from 2013, all restructured retail TDR loans

209b

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

in Brazil have been classified as impaired until full settlement of the loan.

Potential problem loans

Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements on page 209(d). The following concentrations of credit risk have a higher risk of containing potential problem loans.

‘Mortgage lending’ on page 161 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including ARMs. Collectively assessed loans and advances, as set out on page 188 although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on pages 272 and 435.

‘Renegotiated loans and forbearance’ on page 173 includes disclosure about the credit quality of loans whose contractual terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flow as a result of a concession which the lender would otherwise not consider; and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-repayment of future cash flows, and there are no other indicators of impairment.

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 270.

‘Areas of special interest’ on page 147 includes information on refinancing risk in the commercial real estate sector which is a focus of scrutiny. Where a loan which is due to be repaid through refinancing over the short term cannot, at maturity, be refinanced by HSBC or other banks on current market terms this will either lead to the loan being treated as impaired due to repayment default or, if refinanced within HSBC, may result in it being treated as a renegotiated loan because of the degree of forbearance required. Therefore loans in portfolios subject to refinancing risk may include potential problem loans.

209c

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of risk elements in the loan portfolio by geographical region

(Unaudited)

	At 31 December
	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Impaired loans
Europe	13,228	11,145	11,819	11,500	10,873
Hong Kong	445	477	608	665	846
Rest of Asia-Pacific	1,178	1,147	1,070	1,324	1,201
Middle East and North Africa	2,285	2,474	2,445	2,549	1,666
North America	15,123	20,345	22,758	27,902	13,308
Latin America	4,244	3,188	3,039	3,124	2,951

	36,503	38,776	41,739	47,064	30,845

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	25	33	41	65	57
Hong Kong	5	4	3	7	4
Rest of Asia-Pacific	28	10	21	40	36
Middle East and North Africa	56	108	214	263	215
North America	13	69	74	265	217
Latin America	–	–	10	3	40

	127	224	363	643	569

Troubled debt restructurings (not included in the classifications above)
Europe	1,427	1,306	753	591	436
Hong Kong	168	134	108	205	236
Rest of Asia-Pacific	109	102	122	198	135
Middle East and North Africa	406	593	444	141	103
North America	4,643	3,813	2,300	1,970	9,613
Latin America	482	1,001	1,037	1,274	1,518

	7,235	6,949	4,764	4,379	12,041

Trading loans classified as in default
North America	133	166	230	412	798

Risk elements on loans[76]
Europe	14,680	12,484	12,613	12,157	11,366
Hong Kong	618	615	719	877	1,086
Rest of Asia-Pacific	1,315	1,259	1,213	1,562	1,372
Middle East and North Africa	2,747	3,175	3,103	2,953	1,984
North America	19,912	24,393	25,362	30,549	23,936
Latin America	4,726	4,189	4,086	4,401	4,509

	43,998	46,115	47,096	52,499	44,253

Assets held for resale[77]
Europe	46	51	60	47	52
Hong Kong	4	5	4	2	10
Rest of Asia-Pacific	6	14	10	5	8
Middle East and North Africa	–	–	–	2	2
North America	370	319	359	1,084	707
Latin America	27	55	69	121	153

	453	444	502	1,261	932

Total risk elements
Europe	14,726	12,535	12,673	12,204	11,418
Hong Kong	622	620	723	879	1,096
Rest of Asia-Pacific	1,321	1,273	1,223	1,567	1,380
Middle East and North Africa	2,747	3,175	3,103	2,955	1,986
North America	20,282	24,712	25,721	31,633	24,643
Latin America	4,753	4,244	4,155	4,522	4,662

	44,451	46,559	47,598	53,760	45,185

	%	%	%	%	%

Loan impairment allowances as a percentage of risk elements on loans[78]	34.7	35.2	37.6	38.9	59.0

For footnotes, see page 265a.

209d

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Eurozone exposures

(Unaudited)

Exposures to countries in the eurozone

The disclosure in this section is limited to the peripheral eurozone countries of Spain, Ireland, Italy, Greece, Portugal and Cyprus, which exhibited levels of market volatility that exceeded other eurozone countries, demonstrating fiscal or political uncertainty that persisted throughout 2013. During the year, core eurozone countries such as Germany and the Netherlands demonstrated an improvement in economic fundamentals, and the risk of contagion leading to a broadly based failure of the euro abated considerably. Should a peripheral country need to leave the euro it is now expected to be on a managed basis that is less likely to present a risk to the eurozone itself.

The tables in this section summarise our selected eurozone country exposures, including to:

•	governments, central banks and quasi government agencies;

•	banks;

•	other financial institutions and corporates; and

•	personal lending.

Exposures to banks, other financial institutions, other corporates and personal lending are based on the counterparty’s country of domicile.

Summary of exposures to peripheral eurozone countries

(Audited)

						Total net exposure
	On- balance sheet exposures	Off- balance sheet exposures	Total gross exposures	Risk miti- gation	Total net exposure	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
Spain	13.4	3.6	17.0	(5.8)	11.2	0.8	2.6	7.7	0.1
Ireland	9.1	2.2	11.3	(1.9)	9.4	0.1	0.9	8.3	0.1
Italy	13.4	3.5	16.9	(8.7)	8.2	1.4	1.4	5.2	0.2
Greece	6.5	1.2	7.7	(0.4)	7.3	0.1	2.2	4.0	1.0
Portugal	1.0	0.3	1.3	(0.2)	1.1	0.3	0.3	0.5	–
Cyprus	0.3	–	0.3	–	0.3	–	–	0.2	0.1

	43.7	10.8	54.5	(17.0)	37.5	2.7	7.4	25.9	1.5

At 31 December 2012
Spain	15.3	3.2	18.5	(6.4)	12.1	1.0	2.8	8.3	–
Ireland	20.7	1.3	22.0	(12.1)	9.9	0.4	1.8	7.6	0.1
Italy	12.6	3.0	15.6	(6.0)	9.6	2.7	1.6	5.2	0.1
Greece	5.9	0.7	6.6	(0.8)	5.8	0.1	0.6	4.1	1.0
Portugal	1.1	0.3	1.4	(0.4)	1.0	0.2	0.4	0.4	–
Cyprus	0.3	0.1	0.4	–	0.4	–	–	0.4	–

	55.9	8.6	64.5	(25.7)	38.8	4.4	7.2	26.0	1.2

Basis of preparation

(Audited)

In the above table, ‘Total gross exposure’ represents the on-balance sheet carrying amounts recorded in accordance with IFRSs and off-balance sheet exposures.

‘Total net exposure’ is stated after taking into account mitigating offsets that are incorporated into the risk management view of the exposure but do not meet accounting offset requirements. These risk mitigating offsets include:

•	short positions managed together with trading assets;

•	derivative liabilities for which a legally enforceable right of offset with derivative assets exists; and
•	collateral received on derivative assets.

Short positions managed together with trading assets mitigate the risk to which we are exposed at the balance sheet date when, in the event of default, the trading assets and related short positions crystallise gains and losses simultaneously. When such relationships exist, an element of the risk will remain if the short and long positions do not match exactly, for example, if the maturity of the short position is less than the trading asset or the short position is not identical to the security. The remaining risk is reflected in the gross balance sheet exposure shown before risk mitigation. However, as the net position best reflects the effects of a credit event should it occur at the

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

balance sheet date, we consider that this measure is a key view of risk at that date.

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

The effect of the transfer of risk to policyholders under unit linked insurance contracts and trading assets which represent collateral to support associated liabilities are not deducted from the total net exposure.

‘Off-balance sheet exposures’ mainly relate to commitments to lend and the amounts shown in the table represent the amounts that could be drawn down by the counterparties. In the majority of cases, we are bound to fulfil these commitments. In some instances, limitations are imposed on a counterparty’s ability to draw down on a facility. These limitations are governed by the documentation, which differs from counterparty to counterparty.

Commentary on exposures

At 31 December 2013, our net exposure to the peripheral eurozone countries was US$37.5bn, US$1.3bn lower than at the end of 2012. This was primarily due to a reduction in exposure to sovereign borrowers and agencies in Italy, to banks in Ireland and to other financial institutions and corporates in Spain. These were partly offset by an increase in exposure to banks in Greece due to reverse repo activity backed by high quality bonds.

Redenomination risk

(Unaudited)

Despite some improvements, the peripheral eurozone countries continue to exhibit distress, and there is the continuing possibility of a member state exiting from the eurozone. There remains no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

Based on our assessment of the likelihood of a each country leaving the euro, and the related materiality of our exposures subject to the risk of redenomination it is our view that the greatest estimated impact of a eurozone exit is presented by

Greece, Italy or Spain. As a result, only exposures in Greece, Italy and Spain (described as ‘in-country’) are reported in the table below.

Key risks associated with an exit by a eurozone member include:

Foreign exchange losses: an exit would probably be accompanied by the passing of laws in the country concerned establishing a new local currency and providing for a redenomination of euro assets into the new local currency. The value of assets and liabilities in the country would immediately fall assuming the value of the redenominated currency is less than the original euros when translated into the carrying amounts. It is not possible to predict what the total consequential loss might be as it is uncertain which assets and liabilities would be legally re-denominated or the extent of the devaluation. These assets and liabilities predominantly comprise loans and deposits arising from our commercial banking operations in these countries, and the net assets represent our net funding exposure. The table also identifies in-country off-balance sheet exposures as these are at risk of redenomination should they be called, giving rise to a balance sheet exposure. It is to be noted that this analysis can only be an indication as it does not include euro-denominated exposures booked by HSBC outside the countries at risk which are connected with those countries (see ‘external contracts’ below).

External contracts redenomination risk: contracts entered into between HSBC businesses based outside a country exiting the euro with in-country counterparties or those otherwise closely connected with the relevant country may be affected by redenomination. The effect remains subject to a high level of uncertainty. Factors such as the country law under which the contract is documented, the HSBC entity involved and the payment mechanism may all be relevant to this assessment, as will the precise exit scenario as the consequences for external contracts of a disorderly exit may differ from one sanctioned under EU law. In addition, capital controls could be introduced which may affect our ability to repatriate funds including currencies not affected by the redenomination event.

We continue to identify and monitor potential redenomination risks and, where possible, take steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We recognise, however, that a euro exit could take different forms, depending on the scenario. These could have distinct legal consequences which could significantly alter the

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

potential effectiveness of any mitigation initiatives, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event.

In-country funding exposure

(Unaudited)

		Denominated in:
		Euros US$bn	US dollars US$bn	Other currencies US$bn	Total US$bn

At 31 December 2013
Greece	In-country assets	1.5	0.1	–	1.6
	In-country liabilities	(1.4)	(0.6)	(0.1)	(2.1)

	Net in-country funding exposure	0.1	(0.5)	(0.1)	(0.5)

	Off-balance sheet exposure	(0.2)	–	0.3	0.1

Italy	In-country assets	0.9	–	–	0.9
	In-country liabilities[39]	(1.9)	–	–	(1.9)

	Net in-country funding exposure	(1.0)	–	–	(1.0)

	Off-balance sheet exposure	1.0	–	–	1.0

Spain	In-country assets	1.5	0.8	–	2.3
	In-country liabilities	(1.0)	(0.2)	–	(1.2)

	Net in-country funding exposure	0.5	0.6	–	1.1

	Off-balance sheet exposure	0.5	0.4	–	0.9

At 31 December 2012
Greece	In-country assets	2.1	0.1	–	2.2
	In-country liabilities	(1.5)	(0.8)	(0.1)	(2.4)

	Net in-country funding exposure	0.6	(0.7)	(0.1)	(0.2)

	Off-balance sheet exposure	(0.3)	0.2	0.2	0.1

Italy	In-country assets	1.0	–	–	1.0
	In-country liabilities[39]	(2.0)	–	–	(2.0)

	Net in-country funding exposure	(1.0)	–	–	(1.0)

	Off-balance sheet exposure	0.8	–	–	0.8

Spain	In-country assets	2.4	0.8	–	3.2
	In-country liabilities	(1.7)	(0.1)	–	(1.8)

	Net in-country funding exposure	0.7	0.7	–	1.4

	Off-balance sheet exposure	0.7	0.2	–	0.9

For footnote, see page 263.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquidity and funding

	Page	App[1]	Tables	Page

Liquidity and funding		276
Primary sources of funding		276

Liquidity and funding in 2013	214
Customer deposit markets	214
Wholesale funding market	214

Liquidity regulation	215

Management of liquidity and funding risk	215	276
Inherent liquidity risk categorisation		276
Core deposits		277
Advances to core funding ratio	215	277	Advances to core funding ratios	215
Stressed coverage ratios	215	277	Stressed one-month and three-month coverage ratios	216
Stressed scenario analysis		277
Liquid assets of HSBC’s principal operating entities	216	278	Liquid assets of HSBC’s principal entities	217
Net contractual cash flows	217		Net cash flows for inter-bank loans and intra-group deposits and reverse repo, repo and short positions	218
Wholesale debt monitoring		279
Liquidity behaviouralisation		280

Contingent liquidity risk arising from committed lending facilities	218	280	The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure	219

Sources of funding	219
Repos and stock lending	219		Funding sources and uses	221
Cross-border intra-Group and cross-currency liquidity and funding risk	221		Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities	222

Encumbered and unencumbered assets	223		Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet)	223
The effect of active collateral management	224
Off-balance sheet collateral received and pledged for reverse repo and stock borrowing transactions	224
Off-balance sheet non-cash collateral received and pledged for derivative transactions	224
Analysis of on-balance sheet encumbered and unencumbered assets	224		Analysis of on-balance sheet encumbered and unencumbered assets	225
Additional contractual obligations	226
Additional information	227

Contractual maturity of financial liabilities	227		Cash flows payable by HSBC under financial liabilities by remaining contractual maturities	228
Management of cross-currency liquidity and funding risk		280

HSBC Holdings	229	281	Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities	229

1 Appendix to Risk – risk policies and practices.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There were no material changes to our policies and practices for the management of liquidity and funding risks in 2013.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 276.

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

Liquidity and funding in 2013

(Unaudited)

The liquidity position of the Group strengthened in 2013, and we continued to enjoy strong inflows of customer deposits and maintained good access to wholesale markets. During 2013, customer accounts grew by 11% (US$143bn) while loans and advances to customers increased by 8% (US$83bn), leading to a small decrease in our advances to deposits ratio to 73% (2012: 74%).

HSBC UK recorded a decrease in its advances to core funding (‘ACF’) ratio to 100% at 31 December 2013 (2012: 106%) mainly because core deposits increased more than advances.

The Hongkong and Shanghai Banking Corporation recorded a decrease in its ACF ratio to 72% at 31 December 2013 (2012: 73%) mainly because core deposits increased more than advances.

HSBC USA recorded an increase in its ACF ratio to 85% at 31 December 2013 (2012: 78%). This increase was mainly because surplus core deposits were deployed into loans and advances to customers.

HSBC UK, The Hongkong and Shanghai Banking Corporation and HSBC USA are defined in footnotes 41 to 43 on pages 264 and 265. The ACF ratio is discussed on page 215.

Customer deposit markets

Customer accounts increased by 11% in 2013. After excluding repo balances, the year-on-year increase was 4% (US$50bn).

Retail Banking and Wealth Management

RBWM customer account balances grew by 3% with significant growth in our home markets partly offset by reductions in deposit balances in certain markets either due to surplus funding requirements or disposal of our operations.

Commercial Banking

Customer accounts rose by 5% in 2013, mainly from increases in Payments and Cash Management accounts. The growth in these customer accounts and the strong growth in payment volumes was evidence of the correlation between this funding source and the operational services that HSBC provides to the CMB customer base.

Global Banking and Markets

Customer accounts increased by 36% in 2013. After excluding repo balances with customers, GB&M deposits rose by 8% year on year, with the majority resulting from increases in Payments and Cash Management accounts.

Global Private Banking

GPB customer account balances decreased by 9% as we continued to reposition our business from offshore to domestic banking and refocus our client base towards higher net worth relationships. Outflows from  the adoption of stricter compliance and tax transparency standards also contributed to the overall decline.

Wholesale funding markets

Conditions in the bank wholesale debt markets were generally positive in 2013, supported by strong investor demand and improvements in the economic outlook in developed markets, although there was some volatility caused by interest rate uncertainty. Subordinated debt issuance volumes increased as investor confidence grew and further regulatory clarity emerged. While there was some regional variation, the overall volume of term debt issued by banks globally decreased from previous years, primarily due to reduced issuance in the UK and Europe.

In 2013, we issued the equivalent of US$15.6bn (2012: US$10.5bn) of term debt securities in the

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

public capital markets in a range of currencies and maturities from a number of Group entities.

Liquidity regulation

(Unaudited)

The European adoption of the Basel Committee framework via CRD IV was published in June 2013. They require the reporting of the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’) from March 2014. The regulatory LCR outlined in the regulation document has been initially set at 60% from January 2015, increasing to 100% by January 2018, although individual member states are able to set a higher standard. We expect the PRA to set an 80% LCR requirement from January 2015. During 2013, additional guidance was given on the definition of the LCR, much of which takes the form of an impact assessment and recommendations that have been submitted to the European Commission by the EBA. We expect these recommendations to be materially adopted by the Commission into the final LCR delegated act on 30 June 2014. Regarding the finalisation of the NSFR metric, in January 2014 the Basel Committee on Banking Supervision issued a consultation document on a revised framework. This is intended to  be implemented as a minimum standard at the beginning of January 2018.

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

The three principal entities listed in the tables below represented 66% (2012: 62%) of the Group’s customer accounts (excluding repos). Including the other principal entities, the percentage was 94% (2012: 94%).

Advances to core funding ratio

The table below shows the extent to which loans and advances to customers in our principal banking entities were financed by reliable and stable sources of funding.

ACF limits set for principal operating entities at 31 December 2013 ranged between 80% and 115%.

Advances to core funding ratios40

(Audited)

	At 31 December
	2013%	2012%

HSBC UK41
Year-end	100	106
Maximum	107	106
Minimum	100	100
Average	104	103

The Hongkong and Shanghai Banking Corporation[42]
Year-end	72	73
Maximum	77	75
Minimum	70	71
Average	74	73

HSBC USA[43]
Year-end	85	78
Maximum	85	86
Minimum	78	68
Average	82	78

Total of HSBC’s other principal entities[44]
Year-end	93	91
Maximum	93	92
Minimum	89	85
Average	91	88

For footnotes, see page 264.

Core funding represents the core component of customer deposits and any term professional funding with a residual contractual maturity beyond one year. Capital is excluded from our definition of core funding.

Stressed coverage ratios

The ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over both one-month and three-month time horizons. Operating entities are required to maintain a ratio of 100% or greater out to three months.

Inflows included in the numerator of the stressed coverage ratio are generated from liquid assets net of assumed haircuts, and cash inflows related to assets contractually maturing within the time period.

In general, customer advances are assumed to be renewed and as a result do not generate a cash inflow.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Stressed one-month and three-month coverage ratios40

(Audited)

	Stressed one-month coverage ratios at 31 December		Stressed three-month coverage ratios at 31 December
HSBC UK41	2013%	2012%	2013%	2012%
Year-end	106	114	109	103
Maximum	114	117	109	103
Minimum	100	108	101	101
Average	106	112	103	102

The Hongkong and Shanghai Banking Corporation[42]
Year-end	119	129	114	126
Maximum	131	134	126	126
Minimum	113	123	109	118
Average	119	129	114	123

HSBC USA[43]
Year-end	114	126	110	119
Maximum	126	137	119	130
Minimum	110	115	109	113
Average	115	127	112	123

Total of HSBC’s other principal entities[44]
Year-end	121	127	114	117
Maximum	128	127	119	117
Minimum	113	117	109	108
Average	120	121	113	111

For footnotes, see page 264.

The one-month stressed coverage ratio for HSBC UK decreased due to higher contractual repos on level 3 assets maturing beyond one month and higher cash outflows modelled for non-core deposits. The three-month stressed coverage ratio increased due to the reclassification of equities that qualify as level 3 liquid assets under LFRF.

The stressed coverage ratios for The Hongkong and Shanghai Banking Corporation decreased as a result of a methodology change with regards to intraday liquidity requirements.

The stressed coverage ratios for HSBC USA decreased as the surplus liquidity was deployed into loans and advances to customers.

The stressed coverage ratios for the total of HSBC’s other principal entities remained broadly unchanged.

Liquid assets of HSBC’s principal operating entities

The table below shows the estimated liquidity value (before assumed haircuts) of assets categorised as liquid used for the purposes of calculating the three-month stressed coverage ratios, as defined under the LFRF.

Unencumbered assets held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period and unsecured interbank loans maturing within three months are not included in liquid assets, but are treated as contractual cash inflows.

Liquid assets are held and managed on a stand-alone operating entity basis. Most of the liquid assets shown are held directly by each operating entity’s Balance Sheet Management function, primarily for the purpose of managing liquidity risk, in line with the LFRF.

Liquid assets also include any unencumbered liquid assets held outside Balance Sheet Management for any other purpose. The LFRF gives ultimate control of all unencumbered assets and sources of liquidity to Balance Sheet Management.

For a summary of our liquid asset policy and definitions of the classifications shown in the table below, see the Appendix to Risk on page 278.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquid assets of HSBC’s principal entities

(Audited)

	Estimated liquidity value[45]
	31 December 2013 US$m	31 December 2012 US$m

HSBC UK41
Level 1	168,877	138,812
Level 2	1,076	374
Level 3	63,509	27,656

	233,462	166,842

The Hongkong and Shanghai Banking Corporation[42]
Level 1	108,713	112,167
Level 2	5,191	5,740
Level 3	7,106	3,968

	121,010	121,875

HSBC USA[43]
Level 1	43,446	60,981
Level 2	12,709	15,609
Level 3	5,044	5,350
Other	8,000	6,521

	69,199	88,461

Total of HSBC’s other principal entities[44]
Level 1	144,774	154,445
Level 2	12,419	18,048
Level 3	13,663	6,468
Other	–	2,447

	170,856	181,408

For footnotes, see page 264.

All assets held within the liquid asset portfolio are unencumbered.

Liquid assets held by HSBC UK increased as a result of a rise in customer accounts, which led to an increase in the level of non-core deposits and, consequently, liquid assets. Liquid assets also increased due to the reclassification of equities qualifying as liquid assets under LFRF.

Liquid assets held by The Hongkong and Shanghai Banking Corporation remained broadly unchanged.

Liquid assets held by HSBC USA decreased as a result of the increase in loans and advances to customers.

Net contractual cash flows

The following table quantifies the contractual cash flows from interbank and intra-Group loans and deposits, and reverse repo, repo (including intra-Group transactions) and short positions for the principal entities shown. These contractual cash inflows and outflows are reflected gross in the numerator and denominator, respectively, of the one and three-month stressed coverage ratios and should be considered alongside the level of liquid assets.

Outflows included in the denominator of the stressed coverage ratios include the principal outflows associated with the contractual maturity of wholesale debt securities reported in the table headed ‘Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities’ on page 222.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net cash inflows/(outflows) for interbank and intra-Group loans and deposits and reverse repo, repo and short positions

(Audited)

	At 31 December 2013		At 31 December 2012
	Cash flows within one month US$m	Cash flows from one to three months US$m	Cash flows within one month US$m	Cash flows from one to three months US$m

Interbank and intra-Group loans and deposits
HSBC UK41	(19,033)	(5,272)	(16,464)	(1,429)
The Hongkong and Shanghai Banking Corporation[42]	2,314	7,487	4,402	9,685
HSBC USA[43]	(24,268)	729	(30,269)	(473)
Total of HSBC’s other principal entities[44]	4,295	10,149	5,419	10,511

Reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)
HSBC UK41	(39,064)	149	(4,184)	(13,776)
The Hongkong and Shanghai Banking Corporation[42]	12,662	4,297	13,672	2,501
HSBC USA[43]	(11,001)	–	(4,003)	62
Total of HSBC’s other principal entities[44]	(40,223)	9,551	(31,951)	(231)

For footnotes, see page 264.

Net cash flow arising from interbank and intragroup loans and deposits

Under the LFRF, a net cash inflow within three months arising from interbank and intragroup loans and deposits will give rise to a lower liquid asset requirement. Conversely, a net cash outflow within three months arising from interbank and intra-Group loans and deposits will give rise to a higher liquid assets requirement.

Net cash flow arising from reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)

A net cash inflow represents liquid resources in addition to liquid assets because any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period is not reflected as a liquid asset.

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

Contingent liquidity risk arising from committed lending facilities

(Audited)

The Group’s operating entities provide commitments to various counterparties. In terms of liquidity risk, the most significant risk relates to committed lending facilities which, whilst undrawn, give rise to contingent liquidity risk as they could be drawn during a period of liquidity stress. Commitments are given to customers and committed lending facilities are provided to consolidated multi-seller conduits established to enable clients to access flexible market-based sources of finance (see page 550), consolidated securities investment conduits and third-party sponsored conduits.

The consolidated securities investment conduits includes Solitaire and Mazarin Funding Limited (‘Mazarin’) (see page 551). They issue asset-backed commercial paper secured against the portfolio of securities held by them. At 31 December 2013, HSBC UK had undrawn committed lending facilities to these conduits of US$15bn (2012: US$18bn), of which Solitaire represented US$11bn (2012: US$13bn) and the remaining US$4bn (2012: US$5.1bn) pertained to Mazarin. Although HSBC UK provides a liquidity facility, Solitaire and Mazarin have no need to draw on it so long as HSBC purchases the CP issued, which it intends to do for the foreseeable future. At 31 December 2013, the commercial paper issued by Solitaire and Mazarin was entirely held by HSBC UK. Since HSBC controls the size of the portfolio of securities held by these conduits, no contingent liquidity risk exposure arises as a result of these undrawn committed lending facilities.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The table below shows the level of undrawn commitments to customers outstanding for the five largest single facilities and the largest market sector, and the extent to which they are undrawn.

The Group’s contractual undrawn exposures at 31 December monitored under the contingent liquidity risk limit structure

(Audited)

	HSBC UK41		HSBC USA[43]		HSBC Canada		The Hongkong and Shanghai Banking Corporation[42]
	2013 US$bn	2012 US$bn	2013 US$bn	2012 US$bn	2013 US$bn	2012 US$bn	2013 US$bn	2012 US$bn

Commitments to conduits
Consolidated multi-seller conduits
– total lines	10.1	7.8	2.5	2.3	1.0	1.0	–	–
– largest individual lines	0.7	0.7	0.5	0.5	0.7	0.8	–	–
Consolidated securities investment conduits – total lines	14.8	18.1	–	–	–	–	–	–
Third party conduits
– total lines	–	–	0.7	0.8	–	–	–	–

Commitments to customers
– five largest[46]	4.4	6.0	6.3	6.0	1.5	1.7	2.4	2.1
– largest market sector[47]	9.5	11.0	8.2	7.5	3.4	4.5	2.7	2.4

For footnotes, see page 264.

Sources of funding

(Audited)

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The ‘Funding sources and uses’ table below, which provides a consolidated view of how our balance sheet is funded, should be read in the light of the LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. The assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

The level of customer accounts continued to exceed the level of loans and advances to customers. Excluding the effect of repos from customer accounts and reverse repos from loans and advances to customers, the advances to deposits ratio at 31 December 2013 was 73% (2012: 73%). The positive funding gap was predominantly deployed in liquid assets; cash and balances with central banks and financial investments, as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

Repos and stock lending

GB&M provides collateralised security financing services to its clients, providing them with cash financing or specific securities. When cash is provided to clients against collateral in the form of securities, the cash provided is recognised on the balance sheet as a reverse repo. When securities are provided to clients against cash collateral the cash received is recognised on the balance sheet as a repo or, if the securities are equity securities, as stock lending.

Each operating entity manages its collateral through a central collateral pool, in line with the LFRF. When specific securities need to be delivered and the entity does not have them currently available within the central collateral pool, the securities are borrowed on a collateralised basis. When securities are borrowed against cash collateral the cash provided is recognised on the balance sheet as a reverse repo or, if the securities are equity securities, as stock borrowing.

Operating entities may also borrow cash against collateral in the form of securities, using the securities available in the central collateral pool. Repos and stock lending can be used in this way to fund the cash requirement arising from securities owned outright by

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Markets to facilitate client business, and the net cash requirement arising from financing client securities activity.

Reverse repos, stock borrowing, repos and stock lending are reported net when the IFRSs offsetting criteria are met. In some cases transactions to borrow or lend securities are collateralised using securities. These transactions are off-balance sheet.

Securities reflected on the balance sheet that are pledged as collateral against an existing liability or lent are reflected as encumbered for the duration of the transaction. When securities are received as collateral or borrowed, and when we have the right to sell or re-pledge these securities, they are reflected as available and unencumbered for the duration of the transaction, unless re-pledged or sold. Further analysis regarding the encumbrance of securities resulting from repos and stock lending and available unencumbered assets arising from reverse repos and stock borrowing is provided under the heading ‘Encumbered and unencumbered assets’ starting on page 223.

In the normal course of business we do not seek to utilise repo financing as a source of funding to finance customer assets, beyond the collateralised security financing activities within Global Markets described above.

The original contractual maturity of reverse repo, stock borrowing, repo and stock lending is short term with the vast majority of transactions being for less than 90 days.

The residual contractual maturity profile of the balance sheet is set out on in Note 33 on the Financial Statements.

Any security accepted as collateral for a reverse repo or stock borrowing transaction must be of very high quality and its value subject to an appropriate haircut. Securities borrowed under reverse repo or stock borrowing transactions can only be recognised as part of the liquidity asset buffer for the duration of the transactions and only if the security received is eligible under the liquid asset policy within the LFRF.

Credit controls are in place to ensure that the fair value of any collateral received remains appropriate to collateralise the cash or fair value of securities given.

In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses, which were previously being managed in a trading environment. During the year, the repo and reverse repo business activities were organised into trading and non-trading portfolios, with separate risk management procedures. As demonstrated in the ‘Funding sources and uses’ table below, this resulted in an increase in the amount of reverse repos classified as ‘Loans and advances to customers’ and ‘Loans and advances to banks’, and a decline in the amount classified as ‘Trading assets’ at 31 December 2013, compared with previous year-ends. Similarly, at 31 December 2013 there was an increase in the amount of repos classified as ‘Customer accounts’ and ‘Deposits by banks’ with a decline in the amount classified as ‘Trading liabilities’, compared with previous year-ends.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Funding sources and uses

(Audited)

	2013 US$m	2012 US$m

Sources
Customer accounts	1,482,812	1,340,014
– repos	121,515	28,618
– cash deposits	1,361,297	1,311,396

Deposits by banks	129,212	107,429
– repos	42,705	11,949
– cash deposits	86,507	95,480

Debt securities issued	104,080	119,461

Liabilities of disposal groups held for sale	2,804	5,018
Subordinated liabilities	28,976	29,479
Financial liabilities designated at fair value	89,084	87,720

Liabilities under insurance contracts	74,181	68,195

Trading liabilities	207,025	304,563
– repos	17,421	130,223
– stock lending	12,218	6,818
– settlement accounts	17,428	17,108
– other trading liabilities	159,958	150,414

Total equity	190,459	183,129

	2,308,633	2,245,008

	2013 US$m	2012 US$m

Uses
Loans and advances to customers	1,080,304	997,623
– reverse repos	88,215	34,651
– stock borrowing	65	13
– loans and other receivables	992,024	962,959

Loans and advances to banks	211,521	152,546
– reverse repos	91,475	35,461
– loans and other receivables	120,046	117,085

Assets held for sale	4,050	19,269

Trading assets	303,192	408,811
– reverse repos	10,120	118,681
– stock borrowing	10,318	16,071
– settlement accounts	19,435	14,510
– other trading assets	263,319	259,549

Financial investments	425,925	421,101

Cash and balances with central banks	166,599	141,532
Net deployment in other balance sheet assets and liabilities	117,042	104,126

	2,308,633	2,245,008

Cross-border, intra-Group and

cross-currency liquidity and funding risk

(Unaudited)

The stand-alone operating entity approach to liquidity and funding mandated by the LFRF restricts the exposure of our operating entities to the risks that can arise from extensive reliance on cross-border funding. Operating entities manage their funding sources locally, focusing predominantly on the local customer deposit base. The RBWM, CMB and GPB customer relationships that give rise to core deposits within an operating entity generally reflect a local customer relationship with that operating entity. Access to public debt markets is co-ordinated globally by the Global Head of Balance Sheet Management and the Group Treasurer with Group ALCO monitoring all planned public debt issuance on a monthly basis. As a general principle, operating entities are only permitted to issue in their local currency and are encouraged to focus on local private placements. The public issuance of debt instruments in foreign currency is tightly controlled and generally restricted to HSBC Holdings and HSBC Bank.

A central principle of our stand-alone approach to LFRM is that operating entities place no future reliance on other Group entities. However, operating entities may, at their discretion, utilise their respective committed facilities from other Group entities if necessary. In addition, intra-Group large exposure limits are applied by national regulators to individual legal entities locally, which restricts the unsecured exposures of legal entities to the rest of the Group to a percentage of the lender’s regulatory capital.

Our LFRF also considers the ability of each entity to continue to access foreign exchange markets under stress when a surplus in one currency is used to meet a deficit in another currency, for example, by using the foreign currency swap markets. Where appropriate, operating entities are required to monitor stressed coverage ratios and ACF ratios for non-local currencies and set limits for them. Foreign currency swap markets in currency pairs settled through the Continuous Link Settlement Bank are considered to be extremely deep and liquid and it is assumed that capacity to access these markets is not exposed to idiosyncratic risks.

For the majority of operating entities within the Group, the only material non-local currency (exceeding 10% of balance sheet liabilities) is the US dollar. The euro is in an additional material non-local currency for HSBC UK and offshore renminbi is material for The Hongkong and Shanghai Banking Corporation. Singapore dollars and Indian rupees are also material currencies for The Hongkong and Shanghai Banking Corporation, but these currencies are managed onshore within the local country branch operations on a stand-alone branch basis.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities

(Unaudited)

	Due not more than 1 month US$m	Due over 1 month but not more than 3 months US$m	Due over 3 months but not more than 6 months US$m	Due over 6 months but not more than 9 months US$m	Due over 9 months but not more than 1 year US$m	Due over 1 year but not more than 2 years US$m	Due over 2 years but not more than 5 years US$m	Due over 5 years US$m	Total US$m

At 31 December 2013
Debt securities issued	25,426	9,752	17,942	11,659	10,587	31,839	46,934	31,066	185,205
– unsecured CDs and CP	7,589	7,206	9,867	3,239	5,043	4,449	2,749	–	40,142
– unsecured senior MTNs	6,284	71	5,448	4,221	3,062	21,428	33,091	21,433	95,038
– unsecured senior structured notes	987	1,423	1,952	1,689	1,718	3,712	6,036	5,021	22,538
– secured covered bonds	–	–	–	1,250	–	225	2,747	3,317	7,539
– secured ABCP	10,383	–	–	–	–	–	–	–	10,383
– secured ABS	74	1,052	675	1,260	764	1,861	2,311	–	7,997
– others	109	–	–	–	–	164	–	1,295	1,568

Subordinated liabilities	–	28	1,171	144	6	1,460	3,374	41,801	47,984
– subordinated debt securities	–	28	1,171	144	6	460	3,374	34,899	40,082
– preferred securities	–	–	–	–	–	1,000	–	6,902	7,902

	25,426	9,780	19,113	11,803	10,593	33,299	50,308	72,867	233,189

At 31 December 2012
Debt securities issued	19,280	20,724	22,479	10,269	14,934	27,716	56,543	25,970	197,915
– unsecured CDs and CP	3,736	12,176	6,707	1,632	1,709	3,502	763	–	30,225
– unsecured senior MTNs	201	5,360	12,655	6,772	10,411	15,318	41,381	17,299	109,397
– unsecured senior structured notes	487	1,112	1,694	1,075	897	2,584	5,779	6,208	19,836
– secured covered bonds	–	–	1,133	422	758	3,578	4,557	826	11,274
– secured ABCP	14,583	1,891	–	–	–	–	–	–	16,474
– secured ABS	104	175	211	339	633	1,677	2,072	525	5,736
– others	169	10	79	29	526	1,057	1,991	1,112	4,973

Subordinated liabilities	7	44	–	–	10	1,296	2,550	43,949	47,856
– subordinated debt securities	7	44	–	–	10	1,296	1,550	36,005	38,912
– preferred securities	–	–	–	–	–	–	1,000	7,944	8,944

	19,287	20,768	22,479	10,269	14,944	29,012	59,093	69,919	245,771

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Measured in terms of consolidated total liabilities excluding capital, only four currencies (US dollar, sterling, euro and Hong Kong dollar) represent more than 5% of total liabilities.

Wholesale term debt maturity profile

(Unaudited)

The maturity profile of our wholesale term debt obligations is set out above in the table headed ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’.

The balances in the table do not agree directly with those in the consolidated balance sheet as the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

The basis of preparation of this table has changed from that presented in the Annual Report and Accounts 2012, which included future coupon payments in addition to the principal amounts. The disclosure of principal amounts only is consistent with how we manage the associated liquidity and funding risk.

Encumbered and unencumbered assets

(Unaudited)

The table on page 225, ‘Analysis of on-balance sheet encumbered and unencumbered assets’, summarises the total on and off-balance sheet assets that are capable of supporting future funding and collateral needs and shows the extent to which these assets are currently pledged for this purpose. The objective of this disclosure is to facilitate an understanding of available and unrestricted assets that are valued on a liquidity and funding risk basis and could be used to support potential future funding and collateral needs.

The disclosure is not designed to identify assets which would be available to meet the claims of creditors or to predict assets that would be available to creditors in the event of a resolution or bankruptcy.

An asset is defined as encumbered if it has been pledged as collateral against an existing liability, and as a result is no longer available to the Group to secure funding, satisfy collateral needs or be sold to reduce the funding requirement. An asset is therefore categorised as unencumbered if it has not been pledged against an existing liability. Unencumbered assets are further analysed into four separate sub-categories; ‘readily realisable assets’, ‘other realisable assets’, ‘reverse repo/stock borrowing receivables and derivative assets’ and ‘cannot be pledged as collateral’.

At 31 December 2013, the Group held US$1,824bn of unencumbered assets that could be used to support potential future funding and collateral needs, representing 83% of the total assets that can support funding and collateral needs (on and off-balance sheet). Of this amount, US$754bn (US$723bn on-balance sheet) were assessed to be readily realisable.

Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet)

(Unaudited)

	2013	2012
	US$bn	US$bn

Total on-balance sheet assets	2,671	2,693
Less:
Reverse repo/stock borrowing receivables and derivative assets	(481)	(562)
Other assets that cannot be pledged as collateral	(257)	(247)

Total on-balance sheet assets that can support funding and collateral needs	1,933	1,884
Add off-balance sheet assets:
Fair value of collateral received from reverse repo/stock borrowing that is available to sell or repledge	260	296
Fair value of collateral received from derivatives that is available to sell or repledge	5	6

Total assets that can support funding and collateral needs (on and off-balance sheet)	2,198	2,186

Less:
On-balance sheet assets pledged	(187)	(233)
Off-balance sheet collateral received from reverse repo/stock borrowing which has been repledged or sold	(186)	(203)
Off-balance sheet collateral received from derivative transactions which has been repledged or sold	(1)	(1)

Assets available to support future funding and collateral needs	1,824	1,749

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The effect of active collateral management

Collateral is managed on an operating entity basis, consistent with the approach adopted in managing liquidity and funding. Available collateral held by each operating entity is managed as a single collateral pool. In deciding which collateral to pledge, each operating entity seeks to optimise the use of the available collateral pool within the confines of the LFRF, irrespective of whether the collateral pledged is recognised on-balance sheet or was received in respect of reverse repo, stock borrowing or derivative transactions.

Managing collateral in this manner affects the presentation of asset encumbrance in that we may encumber on-balance sheet holdings while maintaining available unencumbered off-balance sheet holdings, even though we are not seeking to directly finance the on-balance sheet holdings pledged.

In quantifying the level of encumbrance of negotiable securities, the encumbrance is analysed by individual security. When a particular security is encumbered and we hold the security both on-balance sheet and off-balance sheet with the right to repledge, we assume for the purpose of this disclosure that the off-balance sheet holding is encumbered ahead of the on-balance sheet holding.

An on-balance sheet encumbered and off-balance sheet unencumbered asset will occur, for example, if we receive a specific security as a result of a reverse repo/stock borrowing transaction, but finance the cash lent by pledging a generic collateral basket, even if the security received is eligible for the collateral basket pledged. It will also occur if we receive a generic collateral basket as a result of a reverse repo transaction but finance the cash lent by pledging specific securities, even if the securities pledged are eligible for the collateral basket.

Off-balance sheet collateral received and pledged for reverse repo and stock borrowing transactions

The fair value of assets accepted as collateral that we are permitted to sell or repledge in the absence of default was US$260bn at 31 December 2013 (2012: US$296bn). The fair value of any such collateral sold or repledged was US$186bn (2012: US$203bn). We are obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard reverse repo and stock borrowing transactions.

The fair value of collateral received and repledged in relation to reverse repos and stock borrowing is reported on a gross basis. The related balance sheet receivables and payables are reported on a net basis where required under IFRSs netting criteria.

As a consequence of reverse repo and stock borrowing transactions where the collateral received could be but had not been sold or re-pledged, we held US$74bn (2012: US$93bn) of unencumbered collateral available to support potential future funding and collateral needs at 31 December 2013.

Off-balance sheet non-cash collateral received and pledged for derivative transactions

The fair value of assets accepted as collateral related to derivative transactions that we are permitted to sell or repledge in the absence of default was US$5bn (2012: US$6bn). The fair value of any such collateral sold or repledged was US$1bn (2012: US$1bn). We are obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to derivative transactions.

Analysis of on-balance sheet encumbered and unencumbered assets

The table below presents an analysis of on-balance sheet holdings only, and shows the amounts of balance sheet assets on a liquidity and funding basis that are encumbered. The table therefore excludes any available off-balance sheet holdings received in respect of reverse repos, stock borrowing or derivatives.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of on-balance sheet encumbered and unencumbered assets

(Unaudited)

	Encumbered	Unencumbered
	Assets pledged as collateral	Readily realisable assets	Other realisable assets	Reverse repos/stock borrowing receivables & derivative assets	Cannot be pledged as collateral	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Cash and balances at central banks	–	161,240	269	–	5,090	166,599
Items in the course of collection from other banks	–	–	–	–	6,021	6,021
Hong Kong Government certificates of indebtedness	–	–	–	–	25,220	25,220
Trading assets	99,326	142,211	14,654	20,438	26,563	303,192
– Treasury and other eligible bills	3,402	17,976	206	–	–	21,584
– debt securities	83,563	57,850	–	–	231	141,644
– equity securities	8,373	55,156	363	–	–	63,892
– loans and advances to banks	1,796	2,813	6,151	5,263	11,861	27,884
– loans and advances to customers	2,192	8,416	7,934	15,175	14,471	48,188

Financial assets designated at fair value	19	2,706	1,883	–	33,822	38,430
– Treasury and other eligible bills	–	–	–	–	50	50
– debt securities	19	826	776	–	10,968	12,589
– equity securities	–	1,874	1,103	–	22,734	25,711
– loans and advances to banks	–	6	4	–	66	76
– loans and advances to customers	–	–	–	–	4	4

Derivatives	–	–	–	282,265	–	282,265
Loans and advances to banks	162	8,342	80,231	91,475	31,311	211,521
Loans and advances to customers	32,218	102,203	854,724	86,346	4,813	1,080,304
Financial investments	54,473	289,093	31,096	–	51,263	425,925
– Treasury and other eligible bills	2,985	72,849	2,052	–	226	78,112
– debt securities	51,488	210,516	25,720	–	50,949	338,673
– equity securities	–	5,728	3,324	–	88	9,140

Assets held for sale	–	–	4,050	–	–	4,050
Other assets	990	16,134	14,216	–	19,599	50,939
Current tax assets	–	–	–	–	985	985
Prepayments and accrued income	–	–	–	–	11,006	11,006
Interest in associates and joint ventures	–	12	16,356	–	272	16,640
Goodwill and intangible assets	–	–	–	–	29,918	29,918
Property, plant and equipment	38	654	6,353	–	3,802	10,847
Deferred tax	–	–	–	–	7,456	7,456

	187,226	722,595	1,023,832	480,524	257,141	2,671,318

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of on-balance sheet encumbered and unencumbered assets (continued)

	Encumbered	Unencumbered
	Assets pledged as collateral	Readily realisable assets	Other realisable assets	Reverse repos/stock borrowing receivables & derivative assets	Cannot be pledged as collateral	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2012
Cash and balances at central banks	–	139,963	220	–	1,349	141,532
Items in the course of collection from other banks	–	–	–	–	7,303	7,303
Hong Kong Government certificates of indebtedness	–	–	–	–	22,743	22,743
Trading assets	143,019	116,395	10,330	134,752	4,315	408,811
– Treasury and other eligible bills	2,309	23,973	–	–	–	26,282
– debt securities	97,157	47,311	205	–	4	144,677
– equity securities	5,592	35,420	622	–	–	41,634
– loans and advances to banks	20,588	1,909	2,582	50,376	2,816	78,271
– loans and advances to customers	17,373	7,782	6,921	84,376	1,495	117,947

Financial assets designated at fair value	–	447	610	–	32,525	33,582
– Treasury and other eligible bills	–	14	–	–	40	54
– debt securities	–	431	128	–	11,992	12,551
– equity securities	–	2	482	–	20,384	20,868
– loans and advances to banks	–	–	–	–	55	55
– loans and advances to customers	–	–	–	–	54	54

Derivatives	–	–	–	357,450	–	357,450
Loans and advances to banks	1,191	4,722	81,802	35,461	29,370	152,546
Loans and advances to customers	40,792	85,626	827,903	34,664	8,638	997,623
Financial investments	46,678	300,255	7,990	–	66,178	421,101
– Treasury and other eligible bills	2,024	84,991	156	–	379	87,550
– debt securities	44,654	214,545	4,112	–	64,451	327,762
– equity securities	–	719	3,722	–	1,348	5,789

Assets held for sale	–	–	19,269	–	–	19,269
Other assets	1,600	18,601	11,621	–	22,894	54,716
Current tax assets	–	–	–	–	515	515
Prepayments and accrued income	–	–	–	–	9,502	9,502
Interest in associates and joint ventures	–	–	17,480	–	354	17,834
Goodwill and intangible assets	–	–	–	–	29,853	29,853
Property, plant and equipment	–	–	6,772	–	3,816	10,588
Deferred tax	–	–	–	–	7,570	7,570

	233,280	666,009	983,997	562,327	246,925	2,692,538

The US$32bn (2012: US$41bn) of loans and advances to customers reported in the table above as encumbered have been pledged predominantly to support the issuance of secured debt instruments such as covered bonds and ABSs, including asset-backed commercial paper issued by consolidated multi-seller conduits. It also includes those pledged in relation to any other form of secured borrowing.

In total, the Group pledged US$150bn (2012: US$152bn) of negotiable securities, predominantly as a result of market-making in securities financing to our clients.

Additional contractual obligations

Under the terms of our current collateral obligations under derivative contracts (which are ISDA compliant CSA contracts and contracts entered for pension obligations, and exclude the contracts entered for SPVs and ATEs) and based on the positions at 31 December 2013, we estimate that we could be required to post additional collateral of up to US$0.7bn (2012: US$1.5bn) in the event of a one-notch downgrade in credit ratings, which would increase to US$1.2bn (2012: US$2.5bn) in the event of a two-notch downgrade.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Definitions of the categories included in the table ‘Analysis of on-balance sheet encumbered and unencumbered assets’:

•

Encumbered assets are assets on our balance sheet which have been pledged as collateral against an existing liability, and as a result are assets which are unavailable to the bank to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

•

Unencumbered – readily realisable assets are assets regarded by the bank to be readily realisable in the normal course of business to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

•

Unencumbered – other realisable assets are assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but they are not readily realisable in the normal course of business in their current form.

•

Unencumbered – reverse repo/stock borrow receivables and derivative assets are assets related specifically to reverse repo, stock borrowing and derivative transactions. They are shown separately as these on-balance sheet assets cannot be pledged but often give rise to the receipt of non-cash assets which are not recognised on the balance sheet, and can additionally be used to raise secured funding, meet additional collateral requirements or be sold.

•

Unencumbered – cannot be pledged as collateral are assets that have not been pledged and which we have assessed could not be pledged and therefore could not be used to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements. An example is assets held by the Group’s insurance subsidiaries that back liabilities to policyholders and support the solvency of these entities.

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

Additional information

The amount of assets pledged to secure liabilities reported in Note 36 on the Financial Statements may be greater than the book value of assets reported as being encumbered in the table on page 225. Examples of where such differences occur are:

•	ABSs and covered bonds, where the amount of liabilities issued plus the required mandatory over-collateralisation is lower than the book value of assets pledged to the pool. Any difference is categorised in the table above as ‘Unencumbered – readily realisable assets’;

•

negotiable securities held by custodians or settlement agents, where a floating charge has been given over the entire holding to secure intra-day settlement liabilities, are only reported as encumbered to the extent that we have a liability to the custodian or settlement agent at the reporting date, with the balance reported as ‘Unencumbered – readily realisable assets’; and

•

assets pre-positioned with central banks or government agencies are only reported as encumbered to the extent that we have secured funding with the collateral. The unutilised pre-positioned collateral is reported as ‘Unencumbered – readily realisable assets’.

Contractual maturity of financial liabilities

(Audited)

The balances in the table below do not agree directly with those in our consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and derivatives not treated as hedging derivatives). Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Trading liabilities and derivatives not treated as hedging derivatives are included in the ‘On demand’ time bucket and not by contractual maturity.

A maturity analysis of repos and debt securities in issue included in trading liabilities is presented in Note 33 on the Financial Statements.

In addition, loan and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities

(Audited)

	On demand US$m	Due within 3 months US$m	Due between 3 and 12 months US$m	Due between 1 and 5 years US$m	Due after 5 years US$m

At 31 December 2013
Deposits by banks	65,839	54,175	5,612	2,819	686
Customer accounts	1,124,635	277,459	69,542	15,520	726
Trading liabilities	207,025	–	–	–	–
Financial liabilities designated at fair value	18,689	1,967	3,223	39,554	64,144
Derivatives	269,554	456	1,684	6,099	1,638
Debt securities in issue	2,528	35,401	33,695	46,141	6,526
Subordinated liabilities	55	391	2,687	11,871	44,969
Liabilities of disposal groups held for sale	1,011	241	229	66	5
Other financial liabilities	30,985	30,465	6,335	2,310	1,295

	1,720,321	400,555	123,007	124,380	119,989
Loan and other credit-related commitments	377,352	79,599	55,124	59,747	16,872
Financial guarantees and similar contracts	18,039	4,796	12,040	7,479	3,988

	2,115,712	484,950	190,171	191,606	140,849

At 31 December 2012
Deposits by banks	45,290	51,321	4,495	11,718	789
Customer accounts	1,035,636	229,642	62,650	17,508	720
Trading liabilities	304,564	–	–	–	–
Financial liabilities designated at fair value	7,778	1,211	7,825	42,683	62,279
Derivatives	351,367	355	995	4,785	1,855
Debt securities in issue	64	37,938	37,167	45,433	6,034
Subordinated liabilities	7	386	1,149	9,058	46,322
Liabilities of disposal groups held for sale	1,416	993	707	201	24
Other financial liabilities	26,963	31,557	5,381	3,467	829

	1,773,085	353,403	120,369	134,853	118,852
Loan and other credit-related commitments	375,818	76,394	51,330	57,506	18,421
Financial guarantees and similar contracts	14,321	5,506	12,104	9,266	3,796

	2,163,224	435,303	183,803	201,625	141,069

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC Holdings

(Audited)

Liquidity Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Committee (‘HALCO’). Liquidity Risk arises because of HSBC Holdings’ obligation to make payments to debt holders as they fall due. The liquidity risk related to these cashflows is managed by matching debt obligations with internal loan cashflows and by maintaining an appropriate liquidity buffer that is monitored by HALCO. During 2013, HSBC Holdings issued US$2bn (2012: nil) of debt securities that qualify as capital in the UK but did not issue any senior debt (2012: US$2bn).

The balances in the table below do not agree directly with those on the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for derivatives not treated as hedging derivatives). Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Derivatives not treated as hedging derivatives are included in the ‘On demand’ time bucket.

In addition, loan commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date on which they can be called.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities

(Audited)

	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Amounts owed to HSBC undertakings	2,053	1,759	2,315	857	5,654
Financial liabilities designated at fair value	–	299	671	4,921	26,518
Derivatives	704	–	–	–	–
Debt securities in issue	–	37	1,780	279	1,451
Subordinated liabilities	–	225	676	5,699	24,812
Other financial liabilities	–	885	284	–	–

	2,757	3,205	5,726	11,756	58,435

Loan commitments	1,245	–	–	–	–
Financial guarantees and similar contracts	52,836	–	–	–	–

	56,838	3,205	5,726	11,756	58,435

At 31 December 2012
Amounts owed to HSBC undertakings	3,032	604	1,096	1,918	7,570
Financial liabilities designated at fair value	–	269	807	5,345	31,970
Derivatives	760	–	–	–	–
Debt securities in issue	–	36	107	1,946	1,487
Subordinated liabilities	–	205	614	3,273	25,049
Other financial liabilities	–	394	211	–	–

	3,792	1,508	2,835	12,482	66,076

Loan commitments	1,200	–	–	–	–
Financial guarantees and similar contracts	49,402	–	–	–	–

	54,394	1,508	2,835	12,482	66,076

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk

	Page	App[1]	Tables	Page

Market risk in 2013	231
Overview of market risk in global businesses		281
Monitoring and limiting market risk exposures		282

Sensitivity analysis		282
Value at risk and stressed value at risk		283
Stress testing		283

Trading and non-trading portfolios	231		Types of risk by global business	231
Market risk reporting measures	232		Overview of risk reporting	232

Trading portfolios	232	284
Value at risk of the trading portfolios	232		Trading value at risk	232
			Daily VaR (trading portfolios)	232
			VaR by risk type for trading activities	233
			Backtesting of trading intent VaR against hypothetical profit and loss for the Group	234
Stressed value at risk of the trading portfolios	234		Stressed value at risk (one-day equivalent)	234
Gap risk		284
ABS/MBS exposures		285

Non-trading portfolios	234	285
Value at risk of the non-trading portfolios	234		Non-trading value at risk	234
			Daily VaR (non-trading portfolios)	234
			VaR by risk type for non-trading activities	235
Credit spread risk for available-for-sale debt securities	235
Equity securities classified as available for sale	235	285	Fair value of equity securities	235

Market risk balance sheet linkages	236		Market risk linkages to the accounting balance sheet	236
			Balances included and not included in trading VaR	237

Structural foreign exchange exposures	237	285

Non-trading interest rate risk	237
Interest rate risk behaviouralisation	238

Balance Sheet Management	238		Analysis of third-party assets in Balance Sheet Management	239

Sensitivity of net interest income	239	286	Sensitivity of projected net interest income	240
			Sensitivity of reported reserves to interest rate movements	240

Defined benefit pension schemes	241	286	HSBC’s defined benefit pension schemes	241

Additional market risk measures applicable only to the parent company	241	286
Foreign exchange risk	241		HSBC Holdings – foreign exchange VaR	241
Sensitivity of net interest income	241		Sensitivity of HSBC Holdings net interest income to interest rate movements	242
Interest rate repricing gap table	242		Repricing gap analysis of HSBC Holdings	243

1 Appendix to Risk – risk policies and practices.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There were no material changes to our policies and practices for the management of market risk in 2013 other than the introduction of Model Oversight Committees. These govern model risk at the regional and global levels of wholesale credit and market risk and are described in more detail on page 282.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 281.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•	Trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.

•

Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 234).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures, including:

•

sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios including interest rates, foreign exchange rates and equity prices for example the impact of a one basis point change in yield;

•

value at risk (‘VaR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•

in recognition of VaR’s limitations we augment it with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the slowdown of mainland China and the potential effects of a sovereign debt default, including its wider contagion effects.

Market risk in 2013

(Audited)

Global financial markets generally continued to be supported by the accommodative monetary policies followed by leading central banks in 2013. However, the year was dominated by discussions around when and how quickly the US Federal Reserve would taper off its asset purchase programme. In addition, market sentiment worsened due to fears of negative spillovers for some emerging markets that had experienced slower economic growth and continued external imbalances. This led to interest rates climbing rapidly and volatile markets across most asset classes.

The delay by the US Federal Reserve in implementing the tapering process, coupled with the resolution of concerns around the US fiscal policy and the improving economic outlook in some developed countries, provided support for major equity markets reaching recent highs, credit spreads narrowing further and lower interest rates.

Against this backdrop, the defensive risk profile of the equity and foreign exchange businesses lead to lower trading VaR. Non-trading VaR increased during the period mainly as a result of an extension of the asset profile in the non-trading book.

Trading and non-trading portfolios

(Audited)

The following table provides an overview of the types of risks within our different global businesses.

Types of risk by global business

Risk types	Global businesses

Trading risk	GB&M including Balance
– Foreign exchange and commodities	Sheet Management (‘BSM’)
– Interest rate
– Equities
– Credit spread

Non-trading risk	GB&M including BSM,
– Foreign exchange (structural)	RBWM, CMB and GPB
– Interest rate
– Credit spread

The vast majority of trading risk arises from GB&M businesses. The market risk for insurance operations is reported separately on page 254.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk reporting measures

The following table provides an overview of the reporting of risks within this section:

Overview of risk reporting

Portfolio
	Trading	Non-trading

Risk type
Foreign exchange and commodity	VaR	VaR
Interest rate	VaR	VaR/ Sensitivity
Equity	VaR	Sensitivity
Credit spread	VaR	VaR
Structural foreign exchange	n/a	Sensitivity

The use of VaR is integrated into market risk management and is calculated for all trading positions regardless of how we capitalise those exposures. Where there is not an approved internal model, we use the appropriate local rules to capitalise exposures. In addition, we calculate VaR for non-trading portfolios in order to have a complete picture of risk. Our models are predominantly based on historical simulation. VaR is calculated at a 99% confidence level for a one-day holding period.

Where we do not calculate VaR explicitly, we use alternative tools as described in the table above. Structural foreign exchange risk is monitored using sensitivity analysis (see page 285).

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VaR. The management of this risk is described on page 286.

For a description of the parameters used in calculating VaR, see the ‘Appendix to Risk’ on page 282.

Trading portfolios

(Audited)

Value at risk of the trading portfolios

Our Group trading VaR for the year is shown in the graph below.

Trading value at risk

	2013 US$m	2012 US$m

At 31 December	52.1	78.8
Average	49.9	74.2
Minimum	38.6	47.3
Maximum	81.3	130.9

The daily levels of total trading VaR and trading VaR by risk type over the course of 2013 are set out in the graph below. The corresponding period-end levels and statistics for 2013 are illustrated in the table ‘VaR by risk type for trading activities’ below.

Daily VaR (trading portfolios) (US$m)

(Unaudited)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Almost all trading VaR resides within Markets. The VaR for trading activity at 31 December 2013 was lower than at 31 December 2012 due primarily to the defensive risk profile of the equity and foreign exchange businesses. These contributions and a higher diversification benefit across asset classes led to VaR trending lower during the year, even though a less defensive profile towards the end of the year resulted in a rising VaR. The spike observed during September was due to a syndicated underwriting undertaken by the Rates business and the risk was placed with investors.

VaR by risk type for trading activities48

(Audited)

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification [49]	Total	[50]
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013	16.0	33.4	9.2	14.2	(20.7)	52.1
Average	15.2	33.4	5.1	16.5	(20.3)	49.9
Minimum	6.5	22.8	2.2	11.2	–	38.6
Maximum	26.4	71.9	14.1	25.5	–	81.3

At 31 December 2012	20.5	37.5	17.7	16.1	(12.9)	78.8
Average	23.5	42.7	9.3	26.8	(28.1)	74.2
Minimum	6.9	29.5	2.7	12.2	–	47.3
Maximum	46.0	60.0	24.9	77.9	–	130.9

For footnotes, see page 265.

We routinely validate the accuracy of our VaR models by back-testing them against the hypothetical profit and loss that excludes non-modelled items such as fees, commissions and revenues of intra-day transactions from the actual reported profit and loss. The VaR (and hypothetical profit and loss) presented here is used for internal management purposes and differs from that used for managing our regulatory exposures.

We would expect on average to see two to three profits, and two or three losses, in excess of VaR at the 99% confidence level over a one-year period. The actual number of profits or losses in excess of VaR over this period can therefore be used to gauge how well the models are performing. To ensure a conservative approach to calculating our risk exposures, it is important to note that profits in excess of VaR are only considered when back-testing the accuracy of our models and are not used to calculate the VaR numbers used for risk management or capital purposes.

We back-test our Group VaR at various levels which reflect a full legal entity scope of HSBC, including entities that do not have local permission to use VaR for regulatory purposes. In 2013, there were no loss exceptions for the Group and major entities within the Group, including the Hongkong and Shanghai Banking Corporation, HSBC Bank and HNAH. However, there was one profit exception for the Group. There is no evidence of model errors or control failures. The exception was due primarily to gains from exposures to major interest rates and some emerging markets, positions on peripheral European sovereigns and client-driven trading positions in currency options.

The graph below shows the daily trading VaR against hypothetical profit and loss for the Group during 2013. On a case by case basis, the PRA may allow loss exceptions to be exempted for regulatory capital purposes.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Backtesting of trading VaR against hypothetical profit and loss for the Group (US$m)

(Unaudited)

Stressed value at risk of the trading portfolios

(Unaudited)

Stressed VaR is primarily used for regulatory capital purposes and is integrated into the risk management process to facilitate efficient capital management and to highlight potentially risky positions based on previous market volatility. Stressed VaR complements other risk measures by providing the potential losses arising from market turmoil. Calculations are based on a continuous one-year period of stress for the trading portfolio, based on the assessment at the Group level of the most volatile period in recent history.

Stressed value at risk (one-day equivalent)

(Unaudited)

	2013	2012
	US$m	US$m

At 31 December	92.7	172.4

Stressed VaR reduced significantly, mainly due to defensive positions taken by the Equity and Foreign Exchange businesses at the start of 2013. As a result, the overall risk profile minimised the losses from highly volatile periods and led to a relatively low stressed VaR compared with trading VaR. Stressed VaR increased towards the end of the year due to a less defensive profile in these businesses.

Non-trading portfolios

(Audited)

Value at risk of the non-trading portfolios

Non-trading value at risk

	2013	2012
	US$m	US$m

At 31 December	154.6	119.2
Average	170.2	197.9
Minimum	114.7	118.1
Maximum	252.3	322.5

The daily levels of non-trading total VaR and non-trading VaR by risk type over the course of 2013 are set out in the graph below. The corresponding period-end levels and statistics for 2013 are illustrated in the table ‘VaR by risk type for non-trading activities’ below.

Daily VaR (non-trading portfolios) (US$m)

(Unaudited)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

VaR by risk type for non-trading activities

(Unaudited)

	At 31 December
	Interest rate	Credit spread	Portfolio divers- ification	Total
	US$m	US$m	US$m	US$m

2013	150.6	80.4	(76.4)	154.6
Average	145.7	106.6	(82.1)	170.2
Minimum	84.6	80.4		114.7
Maximum	221.7	135.7		252.3

2012	89.6	113.4	(83.7)	119.2
Average	103.7	179.9	(85.7)	197.9
Minimum	81.1	111.3		118.1
Maximum	122.8	322.1		322.5

Most of the Group non-trading VaR relates to Balance Sheet Management (‘BSM’) or local treasury management functions. Contributions to Group non-trading VaR are driven by interest rates and credit spread risks arising from all global businesses, as illustrated on page 234. The increase of non-trading VAR during 2013 was due primarily to the extension of the asset profile in the non-trading book. This was partially offset by the reduced contribution of credit spread risks, as a result of lower volatilities and credit spread baselines utilised in the VaR calculations. This movement included the reduction in credit spread risks relating to the Group’s holdings of available-for-sale debt securities (excluding those held in insurance operations), which is discussed further in the following section.

Non-trading VaR also includes the interest rate risk of non-trading financial instruments held by the global businesses and transferred into portfolios managed by BSM or local treasury functions. In measuring, monitoring and managing risk in our non-trading portfolios, VaR is just one of the tools used. The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of BSM.

Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk, and interest rate risk on fixed rate securities issued by HSBC Holdings, the scope and management of which are described in the relevant sections below.

Credit spread risk for available-for-sale debt securities

Credit spread VaR for available-for-sale debt securities, excluding those held in insurance operations, is included in the Group non-trading VaR. However, SICs are not included.

Movements in credit spreads can lead to losses in excess of those borne by the SICs capital note holders, which will impact our equity capital. At 31 December 2013, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VaR, was US$113m (2012: US$150m). This sensitivity was calculated before taking into account losses which would have been absorbed by the capital note holders. Excluding the gross exposure for SICs consolidated in our balance sheet, this exposure reduced to US$83m (2012: US$119m).

The decrease in this sensitivity at 31 December 2013 compared with 31 December 2012 was due mainly to the effect of lower volatilities and credit spread baselines observed during the year.

At 31 December 2013, the capital note holders would absorb the first US$2.3bn (2012: US$2.3bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. The table below sets out the maximum possible loss on shareholders’ equity from available-for-sale equity securities. The increase in other strategic investments is largely due to the reclassification of our investment in Industrial Bank.

Fair value of equity securities

(Audited)

	2013	2012
	US$bn	US$bn

Private equity holdings[51]	2.7	2.9
Funds invested for short-term cash management	–	0.2
Investment to facilitate ongoing business[52]	1.2	1.1
Other strategic investments	5.2	1.6

	9.1	5.8

For footnotes, see page 265.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk balance sheet linkages

(Unaudited)

The information below aims to facilitate the understanding of linkages between line items in the balance sheet and positions included in our market risk disclosures, in line with recommendations made by the Enhanced Disclosure Task Force.

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

Derivative assets and liabilities

We undertake derivative activity for three primary purposes; to create risk management solutions for clients, to manage the portfolio risks arising from client business and to manage and hedge our own risks. Most of our derivative exposures arise from sales and trading activities within GB&M and are treated as traded risk for market risk management purposes.

Within derivative assets and liabilities there are portfolios of derivatives which are not risk managed on a trading intent basis and are treated as non-traded risk for VaR measurement purposes. These arise when the derivative was entered into in order to manage risk arising from non-traded exposures. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. The use of non-qualifying hedges whose primary risks relate to interest rate and foreign exchange exposure is described on page 285. Details of derivatives in fair value and cash flow hedge accounting relationships are given in Note 18 on the Financial Statements. Our primary risks in respect of these instruments relate to interest rate and foreign exchange risks.

Loans and advances to customers

The primary risk on assets within loans and advances to customers is the credit risk of the borrower. The risk of these assets is treated as non-trading risk for market risk management purposes.

Financial investments

Financial investments include assets held on an available-for-sale and held-to-maturity basis. An analysis of the Group’s holdings of these securities by accounting classification and issuer type is provided in Note 19 on the Financial Statements and by business activity on page 69. The majority of these securities are mainly held within Balance Sheet Management in GB&M. The positions which are originated in order to manage structural interest rate and liquidity risk are treated as non-trading risk for the purposes of market risk management. Available-for-sale security holdings within insurance entities are treated as non-trading risk and are largely held to back non-linked insurance policyholder liabilities.

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

For information on the accounting policies applied to financial instruments at fair value, see Note 2l on the Financial Statements.

Market risk for insurance operations is discussed on page 254.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Balances included and not included in trading VaR

(Unaudited)

	At 31 December 2013
	Balance sheet	Balances included in trading VaR	Balances not included in trading VaR	Primary market risk sensitivities
	US$m	US$m	US$m

Assets
Cash and balances at central banks	166,599		166,599	B
Trading assets	303,192	283,390	19,802	A
Financial assets designated at fair value	38,430		38,430	A
Derivatives	282,265	274,881	7,384	A
Loans and advances to banks	211,521		211,521	B
Loans and advances to customers	1,080,304		1,080,304	B
Financial investments	425,925		425,925	A
Assets held for sale	4,050		4,050	C

Liabilities
Deposits by banks	129,212		129,212	B
Customer accounts	1,482,812		1,482,812	B
Trading liabilities	207,025	189,929	17,096	A
Financial liabilities designated at fair value	89,084		89,084	A
Derivatives	274,284	269,657	4,627	A
Debt securities in issue	104,080		104,080	C
Liabilities of disposal groups held for sale	2,804		2,804	C

The table represents account lines where there is some exposure to market risk according to the following asset classes:

A   Foreign exchange, interest rate, equity and credit spread.

B   Foreign exchange and interest rate.

C   Foreign exchange, interest rate and credit spread.

The table above splits the assets and liabilities into two categories:

•	those that are included in the trading book and measured by VaR; and

•	those that are not in the trading book and/or measured by VaR.

The breakdown of financial instruments included and not included in trading VaR provides a linkage with market risk to the extent that it is reflected in our risk framework. However, it is important to highlight that the table does not reflect how we manage market risk, since we do not discriminate between assets and liabilities in our VaR model.

The assets and liabilities included in trading VaR give rise to a large proportion of the income included in net trading income. As disclosed in the income statement on page 51, HSBC’s net trading income in 2013 was US$8,690m (2012: US$7,091m). Adjustments to trading income such as valuation adjustments do not feed the trading VaR model.

Structural foreign exchange exposures

(Unaudited)

For our policies and procedures for managing structural foreign exchange exposures, see page 285 of the Appendix to Risk.

For details of structural foreign exchange exposures see Note 35 on the Financial Statements.

Non-trading interest rate risk

(Unaudited)

For our policies regarding the funds transfer pricing process for non-traded interest rate risk and liquidity and funding risk, see page 280 and page 276, respectively, of the Appendix to Risk.

Asset, Liability and Capital Management (‘ALCM’) is responsible for measuring and controlling non-trading interest rate risk under the supervision of the Risk Management Meeting. Its primary responsibilities are:

•	to define the rules governing the transfer of non-traded interest rate risk from the global businesses to BSM;

•	to define the rules governing the interest rate risk behaviouralisation applied to non-trading assets/liabilities (see below);

•	to ensure that all market interest rate risk that can be neutralised is transferred from the global businesses to BSM; and

•	to define the rules and metrics for monitoring the residual interest rate risk in the global businesses, including any market risk that can be neutralised.

The different types of non-trading interest rate risk and the controls which we use to quantify and limit exposure to these risks can be categorised as follows:

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•

risk which is transferred to BSM and managed by BSM within a defined market risk mandate, predominantly through the use of fixed rate liquid assets (government bonds) held in available-for-sale portfolios and/or interest rate derivatives which are part of fair value hedging or cash flow hedging relationships. This non- traded interest rate risk is reflected in non-traded VaR, as well as in our net interest income or economic value of equity (‘EVE’) sensitivity (see below);

•

risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk is not reflected in non-traded VaR, but is captured by our net interest income or EVE sensitivity and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

•

basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to ALCO. This risk is not reflected in non-traded VaR, but is captured by our net interest income or EVE sensitivity. A typical example would be a managed rate savings product transfer-priced using a Libor-based interest rate curve; and

•

model risks which cannot be captured by non-traded VaR, net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or  pipeline risk.

Interest rate risk behaviouralisation

Unlike liquidity risk which is assessed on the basis of a very severe stress scenario, non-traded market interest rate risk is assessed and managed on the basis of ‘business-as-usual’. In many cases the contractual profile of non-traded assets/liabilities arising from assets/liabilities created outside Markets or BSM does not reflect the behaviour observed under business-as-usual conditions. Behaviouralisation is therefore used to assess the market interest rate risk of non-traded assets/liabilities and this assessed market risk is transferred to BSM, in accordance with the rules governing the transfer of interest rate risk from the global businesses to BSM.

Behaviouralisation is applied in three key areas:

•	the assessed re-pricing frequency of managed rate balances;
•	the assessed duration of non-interest bearing balances, typically capital and current accounts; and

•	the base case expected prepayment behaviour or pipeline take-up rate for fixed rate balances with embedded optionality.

Interest rate behaviouralisation policies have to be formulated in line with the Group’s behaviouralisation policies and approved at least annually by local ALCO, regional ALCM and Group ALCM, in conjunction with local, regional and Group market risk monitoring teams.

The extent to which balances can be behaviouralised is driven by:

•	the amount of the current balance that can be assessed as ‘stable’ under business-as-usual conditions; and

•	for managed rate balances the historic market interest rate re-pricing behaviour observed; or

•

for non-interest bearing balances the duration for which the balance is expected to remain under business-as-usual conditions. This assessment is often driven by the re-investment tenors available to BSM to neutralise the risk through the use of fixed rate government bonds or interest rate derivatives, and for derivatives the availability of cash flow hedging capacity.

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

In executing the management of the liquidity risk on behalf of ALCO, and managing the non-trading interest rate positions transferred to it, BSM invests in highly-rated liquid assets in line with the Group’s liquid asset policy. The majority of the liquidity is invested in central bank deposits and government, supranational and agency securities with most of the remainder held in short-term interbank and central bank loans.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of third-party assets in Balance Sheet Management

(Unaudited)

	At 31 December
	2013	2012
	US$m	US$m

Cash and balances at central banks	134,086	93,946
Trading assets	5,547	8,724
Financial assets designated at fair value	72	74
Loans and advances:
– to banks	86,406	72,771
– to customers	34,063	22,052
Financial investments	314,427	293,421
Other	3,700	2,948

	578,301	493,936

Withdrawable central bank deposits are accounted for as cash balances. Interbank loans, statutory central bank reserves and loans to central banks are accounted for as loans and advances to banks. BSM’s holdings of securities are accounted for as available-for-sale or, to a lesser extent, held-to- maturity assets.

Statutory central bank reserves are not recognised as liquid assets. The statutory reserves that would be released in line with the Group’s stressed customer deposit outflow assumptions are reflected as stressed inflows.

Third-party assets in BSM increased by 17% during 2013, reflecting an increase in commercial surplus which is reinvested by BSM. Deposits with central banks grew by US$40bn, driven by the placement of surplus funds in Europe and North America. Financial investments rose by 7% with an increase in Hong Kong due to the deployment of funds, partially offset by a reduction in North America due to net sales and maturities of government debt securities. Loans and advances to banks increased with higher levels of placements in Hong Kong and Rest of Asia-Pacific along with an increase in reverse repos in Europe.

BSM is permitted to use derivatives as part of its mandate to manage interest rate risk. Derivative activity is predominantly through the use of vanilla interest rate swaps which are part of cash flow hedging and fair value hedging relationships.

Credit risk in BSM is predominantly limited to short-term bank exposure created by interbank lending, exposure to central banks and high quality sovereigns, supranationals or agencies which constitute the majority of BSM’s liquidity portfolio. BSM does not manage the structural credit risk of any Group entity balance sheets.

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only.

The risk limits are extremely limited and closely monitored. At 31 December 2013 and 31 December 2012 BSM had no open credit derivative index risk.

VaR is calculated on both trading and non-trading positions held in BSM. It is calculated by applying the same methodology used for the Markets business and utilised as a tool for market risk control purposes.

BSM holds trading portfolio instruments in only very limited circumstances. Positions and the associated VaR were not significant during 2013 and 2012.

Sensitivity of net interest income

(Unaudited)

The table below sets out the effect on our future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2014. The sensitivities shown represent the change in the base case projected net interest income that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections the re-pricing rate of assets and liabilities used is derived from current yield curves.

A sequence of four parallel 25bps rises at the beginning of each quarter during the 12 months from 1 January 2014 (up-shock) would increase planned net interest income for 2014 by US$938m (2013: US$1,403m), while a sequence of four 25bps declines (down-shock) would decrease planned net interest income by US$1,734m (2013: US$1,550m).

The up-shock sensitivity declined in 2013, mostly as a result of a partial reversal of the margin compression experienced as rates dropped near to zero. This was partly due to the steepening of the yield curves in 2013 reflected in a higher base case net interest income projection, and partly due to an enhancement in our up-shock assumptions around customer managed rate re-pricing in the UK.

Net interest income and its associated sensitivity include the expense of funding trading assets, while related revenue is reported in ‘Net trading income’.

The asymmetry observed between the year-on-year change in the up-shock and the

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

down-shock is driven to some extent by the increase in repos recognised at amortised cost used to fund trading assets, following the change in the way GB&M manage repo and reverse repo activities. These repos were previously recognised as trading liabilities.

These figures incorporate the effect of any option features in the underlying exposures.

The interest rate sensitivities set out below are indicative and based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 286.

Sensitivity of projected net interest income53

(Unaudited)

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m

Change in 2014 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	(107)	12	327	236	598	(128)	938
–25 basis points at the beginning of each quarter	(291)	(23)	(412)	(233)	(761)	(14)	(1,734)

Change in 2013 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	133	64	246	237	679	44	1,403
–25 basis points at the beginning of each quarter	(366)	(52)	(305)	(168)	(602)	(57)	(1,550)

For footnote, see page 265.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. The table below describes the sensitivity of our reported reserves to these movements and the maximum and minimum month-end figures during the year.

Sensitivity of reported reserves to interest rate movements

(Unaudited)

	US$m		Maximum impact US$m		Minimum impact US$m

At 31 December 2013
+ 100 basis point parallel move in all yield curves	(5,762)		(5,992)		(5,507)
As a percentage of total shareholders’ equity	(3.2%	)	(3.3%	)	(3.0%	)

– 100 basis point parallel move in all yield curves	5,634		5,786		4,910
As a percentage of total shareholders’ equity	3.1%		3.2%		2.7%

At 31 December 2012
+ 100 basis point parallel move in all yield curves	(5,602)		(5,748)		(5,166)
As a percentage of total shareholders’ equity	(3.2%	)	(3.3%	)	(2.9%	)

– 100 basis point parallel move in all yield curves	4,996		5,418		4,734
As a percentage of total shareholders’ equity	2.9%		3.1%		2.7%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The sensitivities above are indicative and based on simplified scenarios. The table shows the potential sensitivity of reported reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the specified shifts in yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Defined benefit pension schemes

(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

(Audited)

	2013	2012
	US$bn	US$bn

Liabilities (present value)	40.5	38.1
	%	%

Assets:
Equities	18	18
Debt securities	70	71
Other (including property)	12	11

	100	100

For details of our defined benefit schemes, see Note 7 on the Financial Statements, and for pension risk management see page 295.

Additional market risk measures applicable only to the parent company

(Audited)

The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap re-pricing tables for interest rate risk.

Foreign exchange risk

Total foreign exchange VaR arising within HSBC Holdings in 2013 was as follows:

HSBC Holdings – foreign exchange VaR

(Audited)

	2013 US$m	2012 US$m

At 31 December	54.1	69.9
Average	51.1	51.4
Minimum	46.7	39.2
Maximum	64.1	69.9

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

Sensitivity of net interest income

(Audited)

HSBC Holdings monitors net interest income sensitivity over a 5-year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. The table below sets out the effect on HSBC Holdings’ future net interest income over a 5-year time horizon of incremental 25 basis point parallel falls or rises in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2014.

Assuming no management actions, a sequence of such rises would increase planned net interest income for the next five years by US$602m (2012: increase of US$532m), while a sequence of such falls would decrease planned net interest income by US$464m (2012: decrease of US$329m). These figures incorporate the effect of any option features in the underlying exposures.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Sensitivity of HSBC Holdings’ net interest income to interest rate movements53

(Audited)

	US dollar bloc	Sterling bloc	Euro bloc	Total
	US$m	US$m	US$m	US$m

Change in projected net interest income as at 31 December arising from a shift in yield curves

2013
of + 25 basis points at the beginning of each quarter
0-1 year	104	(14)	2	92
2-3 years	382	(93)	38	327
4-5 years	245	(101)	38	182

of – 25 basis points at the beginning of each quarter
0-1 year	(53)	13	(2)	(42)
2-3 years	(300)	91	(33)	(242)
4-5 years	(243)	101	(38)	(180)

2012
of + 25 basis points at the beginning of each quarter
0-1 year	83	(23)	4	64
2-3 years	303	(108)	37	232
4-5 years	319	(120)	37	236

of – 25 basis points at the beginning of each quarter
0-1 year	(34)	21	(2)	(15)
2-3 years	(139)	65	(17)	(91)
4-5 years	(306)	118	(35)	(223)

For footnote, see page 265.

The interest rate sensitivities tabulated above are indicative and based on simplified scenarios. The figures represent hypothetical movements in net interest income based on our projected yield curve scenarios, HSBC Holdings’ current interest rate risk profile and assumed changes to that profile during the next five years. Changes to assumptions concerning the risk profile over the next five years can have a significant impact on the net interest income sensitivity for that period. However, the figures do not take into account the effect of actions that could be taken to mitigate this interest rate  risk.

Interest rate repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Repricing gap analysis of HSBC Holdings

(Audited)

	Total	Up to 1 year	From over 1 to 5 years	From over 5 to 10 years	More than 10 years	Non-interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Cash at bank and in hand:
– balances with HSBC undertakings	407	357	–	–	–	50
Derivatives	2,789	–	–	–	–	2,789
Loans and advances to HSBC undertakings	53,344	49,979	290	1,239	645	1,191
Financial investments	1,210	300	–	731	–	179
Investments in subsidiaries	92,695	–	–	–	–	92,695
Other assets	391	–	–	–	–	391

Total assets	150,836	50,636	290	1,970	645	97,295

Amounts owed to HSBC undertakings	(11,685)	(10,865)	–	–	–	(820)
Financial liabilities designated at fair values	(21,027)	(1,928)	(4,655)	(7,810)	(4,325)	(2,309)
Derivatives	(704)	–	–	–	–	(704)
Debt securities in issue	(2,791)	(1,722)	–	–	(1,069)	–
Other liabilities	(1,375)	–	–	–	–	(1,375)
Subordinated liabilities	(14,167)	–	(3,030)	(2,066)	(8,912)	(159)
Total equity	(99,087)	–	–	–	–	(99,087)

Total liabilities and equity	(150,836)	(14,515)	(7,685)	(9,876)	(14,306)	(104,454)

Off-balance sheet items attracting interest rate sensitivity	–	(18,620)	4,382	9,876	4,421	(59)

Net interest rate risk gap	–	17,501	(3,013)	1,970	(9,240)	(7,218)

Cumulative interest rate gap	–	17,501	14,488	16,458	7,218	–

At 31 December 2012
Cash at bank and in hand:
– balances with HSBC undertakings	353	312	–	–	–	41
Derivatives	3,768	–	–	–	–	3,768
Loans and advances to HSBC undertakings	41,675	38,473	–	1,477	630	1,095
Financial investments	1,208	–	300	731	–	177
Investments in subsidiaries	92,234	–	–	–	–	92,234
Other assets	246	–	–	–	–	246

Total assets	139,484	38,785	300	2,208	630	97,561

Amounts owed to HSBC undertakings	(12,856)	(12,259)	–	–	–	(597)
Financial liabilities designated at fair values	(23,195)	(1,654)	(6,334)	(7,708)	(4,301)	(3,198)
Derivatives	(760)	–	–	–	–	(760)
Debt securities in issue	(2,691)	–	(1,648)	–	(1,051)	8
Other liabilities	(1,048)	–	–	–	–	(1,048)
Subordinated liabilities	(11,907)	–	(808)	(2,110)	(8,828)	(161)
Total equity	(87,027)	–	–	–	–	(87,027)

Total liabilities and equity	(139,484)	(13,913)	(8,790)	(9,818)	(14,180)	(92,783)

Off-balance sheet items attracting interest rate sensitivity	–	(18,583)	6,348	7,341	4,325	569

Net interest rate risk gap	–	6,289	(2,142)	(269)	(9,225)	5,347

Cumulative interest rate gap	–	6,289	4,147	3,878	(5,347)	–

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operational risk

(Unaudited)

	Page	App[1]	Tables	Page

Operational risk		287

Operational risk management framework	244		Three lines of defence	244
			Operational risk management framework	245

Operational risk in 2013	245
Frequency and amount of operational risk losses	246		Frequency of operational risk incidents by risk category	247
			Distribution of operational risk losses in US dollars by risk category	247

Compliance risk	247	287
Legal risk		288
Global security and fraud risk		288
Systems risk		289
Vendor risk management		289

Fiduciary risk	248	289

1	Appendix to Risk – risk policies and practices.

Operational risk is relevant to every aspect of our business and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

Responsibility for minimising operational risk lies with HSBC’s management and staff. Each regional, global business, country, business unit and functional head is required to maintain oversight over the operational risks and internal controls of the business and operational activities for which they are responsible.

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 287.

Operational risk management framework

The Group Operational Risk function and the operational risk management framework (‘ORMF’) directs business management in discharging their responsibilities.

The ORMF defines minimum standards and processes, and the governance structure for operational risk and internal control across the Group. To implement the ORMF a ‘three lines of defence’ model is used for the management of risk, as described below:

Three lines of defence

A diagrammatic representation of the ORMF is presented below:

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operational risk management framework

•	RCAs are used to inform the evaluation of the effectiveness of controls over top risks.
•	KIs are used to help monitor the risks and controls.
•	TRAs (scenarios) provide management with a quantified view of our top and emerging operational risks.
•	Internal incidents are used to forecast typical losses.
•	External sources are used to inform the assessment of extreme TRAs.

We continued to refine our ORMF policies and procedures in 2013 and undertook various activities such as a global training programme to further embed the use of the framework in the management of the Group.

Articulating our risk appetite for material operational risks helps the organisation understand the level of risk HSBC is willing to accept. A Group Operational Risk appetite statement is approved annually by the Board under advice from the GRC. Monitoring operational risk exposure against risk appetite on a regular basis and implementing our risk acceptance process drives risk awareness in a forward-looking manner. It assists management in determining whether further action is required.

Operational risk and control assessments are performed by individual business units and functions. The risk and control assessment process is designed to provide business areas and functions with a forward looking view of operational risks and an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels. Risk and control assessments are reviewed and updated at least annually.

Appropriate means of mitigation and controls are considered. These include:

•	making specific changes to strengthen the internal control environment;
•	investigating whether cost-effective insurance cover is available to mitigate the risk; and

•	other means of protecting us from loss.

In addition, an enhanced Top Risk Analysis process is being implemented across material legal entities to improve the quantification and management of material risks through scenario analysis.

Operational risk in 2013

During 2013, our operational top and emerging risk profile continued to be dominated by compliance and legal risks as referred to in the ‘Top and emerging risks’ section and Note 43 on the Financial Statements. Losses were realised relating to events that occurred in previous years, albeit at a lower level than in 2012. These events included the possible historical mis-selling of payment protection insurance (‘PPI’) and interest rate protection products in the UK (see Note 31 on the Financial Statements). A number of mitigating actions continued to be taken to prevent future mis-selling incidents, including enhanced new product approval processes.

The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing. Proposed changes relating to capital and liquidity requirements, remuneration and/or taxes could increase our cost of doing business, reducing future profitability. Various regulators and competition authorities around the world are also

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

investigating and reviewing certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates. In response, we have undertaken a number of initiatives which seek to address the issues identified, including creating a Global management structure, enhancing our governance and oversight, increasing our compliance function resource, emphasising HSBC Values and designing and implementing new Global Standards as described on page 23. For further information, see Note 43 on the Financial Statements.

Other operational risks included:

•

fraud risks: the threat of fraud perpetrated by or against our customers, especially in retail and commercial banking, may grow during adverse economic conditions. We have increased monitoring, analysed root causes and reviewed internal controls to enhance our defences against external attacks and reduce the level of loss in these areas. In addition, Group Security and Fraud Risk worked closely with the global businesses to continually assess these threats as they evolve and adapt our controls to mitigate these risks;

•

level of change creating operational complexity: management and the Risk function are engaged in business transformation initiatives to ensure robust internal controls are maintained. This includes Risk participating in all relevant management committees. The Global Transactions team has developed a framework to be applied to the management of disposal risks;

•

information security: the security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand. A failure of our defences against such attacks could result in financial loss and the loss of customer data and other sensitive information which could undermine both our reputation and our ability to retain the trust of our customers.

In common with other banks and multinational organisations, we continue to be target of distributed denial of service (‘DDoS’) attacks which impact the availability of customer-facing websites. No evidence of customer data being breached was discovered as a result of these attacks.

This area will continue to be a focus of ongoing initiatives to strengthen the control environment.

Significant investment has already been made in enhancing controls, including increased training to raise staff awareness of the requirements, improved controls around data access and heightened monitoring of potential DDoS attacks. The Cyber Intelligence and Threat team continues to pro-actively develop our intelligence-driven responses to these attacks based on lessons learnt from previous attacks and through information sharing with other financial institutions, government agencies and external intelligence providers. We continue to refine our operational processes and contingency plans:

•	vendor risk management: we remain focused on the management of vendor risks and a pilot has commenced with our most critical suppliers to introduce a global performance tracking process; and

•

compliance with regulatory agreements and orders: in relation to the DPAs, the Group has committed to take or continue to adhere to a number of remedial measures. Breach of the DPAs at any time during its term may allow the DoJ or the New York County District Attorney’s Office to prosecute HSBC in relation to the matters which are the subject of the DPAs. For further details see Note 43 on the Financial Statements.

Other operational risks are also monitored and managed through the use of the ORMF, including investments made to further improve the resilience of our payments infrastructure.

Further information on the nature of these risks is provided in ‘Top and emerging risks’ on page 141.

Frequency and amount of operational risk losses

The profile of operational risk incidents and associated losses is summarised below, showing the distribution of operational risk incidents in terms of their frequency of occurrence and total loss amount in US dollars.

As in 2012, the operational risk incident profile in 2013 comprised both high frequency, low impact events and high impact events that occurred much less frequently. For example, losses due to external fraud incidents such as credit card fraud occurred more often than other types of event, but the amounts involved were often small in value. By contrast, operational risk incidents in the compliance category were relatively low frequency events, but the total cost was significant.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The number of fraud cases decreased in the past year due to the strengthening of the fraud control environment including transaction fraud monitoring capabilities. The total amount of fraud losses increased due to Madoff-related litigation costs.

Losses due to significant historical events including the possible mis-selling of PPI and interest rate protection products in the UK and the incidence of regulatory matters described in Note 43 on the Financial Statements remained substantial, but were significantly reduced from 2012.

Frequency of operational risk incidents by risk category (individual loss >US$10k)

Distribution of operational risk losses in US dollars by risk category

Compliance risk

(Unaudited)

Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

All Group companies and employees are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

In line with our ambition to be the world’s leading international bank, we have committed to adopt and adhere to industry-leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure.

In December 2012, we appointed a Global Head of Financial Crime Compliance with particular expertise and experience in US law and regulation. When we appointed a Global Head of Regulatory Compliance in April 2013, we restructured our previous Compliance sub-function within Global Risk into two new sub-functions: Financial Crime Compliance and Regulatory Compliance, jointly supported by Compliance Shared Services. This restructuring allows us to:

•	manage different types of regulatory and financial crime compliance risk more effectively;

•	focus our efforts appropriately in addressing the issues highlighted by regulatory investigations and reviews, internal audits and risk assessments of our past business activities; and

•	ensure we have in place clear, robust accountability and appropriate expertise and processes for all areas of compliance risk.

Financial Crime Compliance sets policy and manages risks in the following areas:

•	anti-money laundering, counter terrorist financing and proliferation finance;

•	sanctions; and

•	anti-bribery and corruption.

Regulatory Compliance sets policy and manages risks in the following areas:

•	conduct of business;

•	market conduct; and

•	other applicable laws, rules and regulations.

We continue to invest in the Compliance sub- functions to ensure that, through their operation and the execution of the Group strategy, including measures to implement Global Standards, we are well positioned to meet increased levels of regulation and scrutiny from regulators and law enforcement agencies. In addition, the measures we have put in place are designed to ensure we have the appropriate people, processes and procedures to manage evolving markets, emerging risks and new products and business.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The Group’s focus on compliance and conduct issues is further reinforced by the Financial System Vulnerabilities Committee which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk (see page 358). In addition, the Conduct & Values Committee which was established in January 2014, will report to the Board on matters relating to responsible business conduct and adherence to HSBC’s Values (see page 25).

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being made and will continue to be made in ensuring that we are well placed to effectively manage those risks.

Fiduciary risk

(Unaudited)

Fiduciary risk is the risk to the Group of breaching our fiduciary duties when we act in a fiduciary capacity as trustee or investment manager or as mandated by law or regulation.

A fiduciary duty is one where HSBC holds, manages, oversees or has responsibility for assets for a third party that involves a legal and/or regulatory duty to act with a high standard of care and with good faith. A fiduciary must make decisions and act in the interests of the third party and must place the wants and needs of the client first, above the needs of the Group.

We may be held liable for damages or other penalties caused by failure to act in accordance with these duties. Fiduciary duties may also arise in other circumstances, such as when we act as an agent for a principal, unless the fiduciary duties are specifically excluded (e.g. under the agency appointment contract).

Our principal fiduciary businesses (the ‘designated businesses’) have developed fiduciary risk appetite statements for their various fiduciary roles and have put in place key indicators to monitor their related risks.

Following a joint review between Global Operational Risk and RBWM, an appropriate governance structure is now in place to monitor fiduciary risk in the non-designated businesses conducting fiduciary activity within RBWM.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk management of insurance operations

(Audited)

	Page	App [1]	Tables	Page

HSBC’s bancassurance model	249
Overview of insurance products		290
Nature and extent of risks		290

Risk management of insurance operations in 2013	250	290

Balance sheet of insurance manufacturing subsidiaries	250		Balance sheet of insurance manufacturing subsidiaries:
			– by type of contract	250
			– by geographical region	252
			Movement in total equity of insurance operations	253

Financial risks	253	291	Financial assets held by insurance manufacturing subsidiaries	253
Market risk	254	291	Financial return guarantees	255
			Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors	255
Credit risk	255	293	Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries	256
			Reinsurers’ share of liabilities under insurance contracts	257
Liquidity risk	257	293	Expected maturity of insurance contract liabilities	257
			Remaining contractual maturity of investment contract liabilities	258

Insurance risk	258	294	Analysis of insurance risk – liabilities under insurance contracts	258
			Sensitivity analysis	259

1 Appendix to Risk – policies and practices.

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There were no material changes during 2013 to our policies and practices for the management of risks arising in the insurance operations, including the risks relating to different life and non-life products. The RBWM Risk Management Committee assumed the responsibilities of the Group Insurance Risk Management Committee.

A summary of our policies and practices regarding the risk management of insurance operations, and the main contracts we manufacture, are provided in the Appendix to Risk on page 290 (unaudited).

HSBC’s bancassurance model

We operate an integrated bancassurance model which provides insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, but predominantly by RBWM and CMB through our branches and direct channels worldwide.

The insurance contracts we sell relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, mostly in life insurance, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit, investment income and distribution commission within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, UK, Hong Kong and Singapore). There are also manufacturing subsidiaries in mainland China, Malaysia, Malta and Ireland. The majority of our non-life insurance manufacturing entities and portfolios were disposed of between 2011 and 2013.

Risk management of insurance operations in 2013

The risk profile of our life insurance manufacturing businesses did not change materially during 2013 despite the increase in liabilities to policyholders on these contracts to US$74bn (2012: US$68bn). This growth in liabilities largely resulted from new premiums received during 2013 and market value gains on underlying financial assets.

The disposals of the remaining non-core non-life insurance manufacturing businesses were completed during the year. Net written non-life premiums therefore declined to US$84m (2012:

US$656m). At the reporting date substantially all remaining manufacturing business was life business.

Balance sheet of insurance manufacturing subsidiaries

(Audited)

A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching. In many markets in which we operate it is neither possible nor appropriate to follow a perfect asset and liability matching strategy. For long-dated non-linked contracts, in particular, this results in a duration mismatch between assets and liabilities. We therefore structure portfolios to support projected liabilities from non-linked contracts.

In the absence of insurable events occurring, unit-linked contracts match assets more directly with liabilities. This results in the policyholder bearing the majority of the financial risk exposure.

The tables below show the composition of assets and liabilities by contract and by geographical region and demonstrate that there were sufficient assets to cover the liabilities to policyholders in each case at the end of 2013.

Balance sheet of insurance manufacturing subsidiaries by type of contract

(Audited)

	Insurance contracts						Investment contracts
	With DPF US$m	Unit- linked US$m	Annu- ities US$m	Other long term US$m	[54]	Non-life US$m	With DPF US$m	[55]	Unit- linked US$m	Non- linked US$m	Other assets US$m	[56]	Total US$m

At 31 December 2013
Financial assets	26,382	13,348	1,651	4,703		25	25,676		9,720	4,375	5,846		91,726
– trading assets	–	–	3	–		–	–		–	–	–		3
– financial assets designated at fair value	3,850	13,131	532	753		8	6,867		9,293	1,706	1,757		37,897
– derivatives	1	3	–	–		–	215		5	–	55		279
– financial investments	19,491	–	959	3,769		11	16,556		–	1,853	3,745		46,384
– other financial assets	3,040	214	157	181		6	2,038		422	816	289		7,163

Reinsurance assets	182	291	522	436		3	–		–	–	2		1,436
PVIF[57]	–	–	–	–		–	–		–	–	5,335		5,335
Other assets and investment properties	757	284	23	113		–	791		19	31	546		2,564

Total assets	27,321	13,923	2,196	5,252		28	26,467		9,739	4,406	11,729		101,061

Liabilities under investment contracts:
– designated at fair value	–	–	–	–		–	–		9,730	3,761	–		13,491
– carried at amortised cost	–	–	–	–		–	–		–	448	–		448
Liabilities under insurance contracts	26,920	13,804	2,158	4,848		24	26,427		–	–	–		74,181
Deferred tax[58]	12	–	17	–		1	–		–	–	1,163		1,193
Other liabilities	–	–	–	–		–	–		–	–	2,048		2,048

Total liabilities	26,932	13,804	2,175	4,848		25	26,427		9,730	4,209	3,211		91,361

Total equity	–	–	–	–		–	–		–	–	9,700		9,700

Total equity and liabilities[59]	26,932	13,804	2,175	4,848		25	26,427		9,730	4,209	12,911		101,061

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Insurance contracts						Investment contracts
	With DPF US$m	Unit- linked US$m	Annu- ities US$m	Other long term US$m	[54]	Non-life US$m	With DPF US$m	[55]	Unit- linked US$m	Non- linked US$m	Other assets US$m	[56]	Total US$m

At 31 December 2012
Financial assets	24,288	12,619	1,785	4,350		356	23,620		8,780	4,315	4,692		84,805
– trading assets	–	–	4	–		–	–		–	–	–		4
– financial assets designated at fair value	2,333	12,440	571	756		196	6,043		8,206	1,486	987		33,018
– derivatives	40	4	–	6		–	117		13	86	69		335
– financial investments	18,283	–	932	3,315		73	16,022		–	1,853	2,928		43,406
– other financial assets	3,632	175	278	273		87	1,438		561	890	708		8,042

Reinsurance assets	124	593	494	320		14	–		–	–	22		1,567
PVIF[57]	–	–	–	–		–	–		–	–	4,847		4,847
Other assets and investment properties	448	7	34	110		11	754		24	28	2,420		3,836

Total assets	24,860	13,219	2,313	4,780		381	24,374		8,804	4,343	11,981		95,055

Liabilities under investment contracts:
– designated at fair value	–	–	–	–		–	–		8,691	3,765	–		12,456
– carried at amortised cost	–	–	–	–		–	–		–	455	–		455
Liabilities under insurance contracts	24,477	13,056	2,287	3,920		81	24,374		–	–	–		68,195
Deferred tax[58]	13	–	13	12		1	–		–	–	1,161		1,200
Other liabilities	–	–	–	–		–	–		–	–	2,760		2,760
	–	–
Total liabilities	24,490	13,056	2,300	3,932		82	24,374		8,691	4,220	3,921		85,066
Total equity	–	–	–	–		–	–		–	–	9,989		9,989
	–	–

Total equity and liabilities[59]	24,490	13,056	2,300	3,932		82	24,374		8,691	4,220	13,910		95,055

For footnotes, see page 265.

Our exposure to financial risks arising in the above balance sheet varies depending on the type of contract issued. For unit-linked contracts, the policyholder bears the majority of the exposure to financial risks whereas, for non-linked contracts, the majority of financial risks are borne by the shareholder (HSBC). For contracts with DPF, the shareholder is exposed to financial risks to the extent that the exposure cannot be managed by utilising any discretionary participation (or bonus) features within the policy contracts issued.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Balance sheet of insurance manufacturing subsidiaries by geographical region60

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America[61] US$m	Latin America US$m	Total US$m

At 31 December 2013
Financial assets	41,557	39,338	3,014	–	7,817	91,726
– trading assets	–	–	–	–	3	3
– financial assets designated at fair value	20,742	9,824	1,596	–	5,735	37,897
– derivatives	272	7	–	–	–	279
– financial investments	18,080	25,247	1,258	–	1,799	46,384
– other financial assets	2,463	4,260	160	–	280	7,163

Reinsurance assets	823	586	10	–	17	1,436
PVIF[57]	1,156	3,455	275	–	449	5,335
Other assets and investment properties	868	1,058	43	–	595	2,564

Total assets	44,404	44,437	3,342	–	8,878	101,061
Liabilities under investment contracts:
– designated at fair value	8,760	4,731	–	–	–	13,491
– carried at amortised cost	–	–	–	–	448	448
Liabilities under insurance contracts	31,786	32,941	2,678	–	6,776	74,181
Deferred tax[58]	407	581	64	–	141	1,193
Other liabilities	1,474	282	89	–	203	2,048

Total liabilities	42,427	38,535	2,831	–	7,568	91,361

Total equity	1,977	5,902	511	–	1,310	9,700

Total equity and liabilities[59]	44,404	44,437	3,342	–	8,878	101,061

At 31 December 2012
Financial assets	37,325	35,632	2,594	–	9,254	84,805
– trading assets	–	–	–	–	4	4
– financial assets designated at fair value	17,590	7,356	1,370	–	6,702	33,018
– derivatives	203	126	6	–	–	335
– financial investments	17,139	23,275	994	–	1,998	43,406
– other financial assets	2,393	4,875	224	–	550	8,042

Reinsurance assets	809	715	8	–	35	1,567
PVIF[57]	1,140	2,846	304	–	557	4,847
Other assets and investment properties	849	983	230	1,573	201	3,836

Total assets	40,123	40,176	3,136	1,573	10,047	95,055

Liabilities under investment contracts:
– designated at fair value	7,783	4,673	–	–	–	12,456
– carried at amortised cost	–	–	–	–	455	455
Liabilities under insurance contracts	28,954	29,402	2,200	–	7,639	68,195
Deferred tax[58]	403	532	88	–	177	1,200
Other liabilities	782	347	267	1,037	327	2,760

Total liabilities	37,922	34,954	2,555	1,037	8,598	85,066
Total equity	2,201	5,222	581	536	1,449	9,989

Total equity and liabilities[59]	40,123	40,176	3,136	1,573	10,047	95,055

For footnotes, see page 265.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in total equity of insurance operations

(Audited)

	Total equity
	2013	2012
	US$m	US$m

At 1 January	9,989	10,629
Change in PVIF of long-term insurance business[57]	525	737

Return on net assets	848	1,232
Capital transactions	(590)	(1,525)

Disposals of subsidiaries/portfolios	(675)	(382)
Exchange differences and other	(397)	(702)

At 31 December	9,700	9,989

For footnote, see page 265.

Financial risks

(Audited)

Details on the nature of financial risks and how they are managed are provided in the Appendix to Risk on page 290.

Financial risks can be categorised into:

•

market risk – risk arising from changes in the fair values of financial assets or their future cash flows from fluctuations in variables such as interest rates, foreign exchange rates and equity prices;

•	credit risk – the risk of financial loss following the failure of third parties to meet their obligations; and
•	liquidity risk – the risk of not being able to make payments to policyholders as they fall due as there are insufficient assets that can be realised as cash.

The following table analyses the assets held in our insurance manufacturing subsidiaries at 31 December 2013 by type of contract, and provides a view of the exposure to financial risk. For unit-linked contracts, which pay benefits to policyholders determined by reference to the value of the investments supporting the policies, we typically designate assets at fair value; for non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

Financial assets held by insurance manufacturing subsidiaries

(Audited)

	Unit- linked		Non-linked		Other
	contracts	[62]	contracts	[63]	assets	[56]	Total
	US$m		US$m		US$m		US$m
At 31 December 2013
Trading assets
Debt securities	–		3		–		3
Financial assets designated at fair value	22,424		13,716		1,757		37,897
Treasury bills	–		–		50		50
Debt securities	7,809		3,910		546		12,265
Equity securities	14,615		9,806		1,161		25,582
Financial investments
Held-to-maturity: debt securities	–		21,784		2,142		23,926
Available-for-sale:	–		20,855		1,603		22,458
– debt securities	–		20,855		1,594		22,449
– equity securities	–		–		9		9
Derivatives	8		216		55		279
Other financial assets[64]	636		6,238		289		7,163
Total financial assets[59]	23,068		62,812		5,846		91,726

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Financial assets held by insurance manufacturing subsidiaries (continued)

(Audited)

	Unit-linked		Non-linked		Other
	contracts US$m	[62]	contracts US$m	[63]	assets US$m	[56]	Total US$m
At 31 December 2012
Trading assets
Debt securities	–		4		–		4
Financial assets designated at fair value	20,646		11,385		987		33,018
Treasury bills	–		39		–		39
Debt securities	8,028		3,803		408		12,239
Equity securities	12,618		7,543		579		20,740
Financial investments
Held-to-maturity: debt securities	–		20,245		1,548		21,793
Available-for-sale:	–		20,233		1,380		21,613
– debt securities	–		20,226		1,354		21,580
– equity securities	–		7		26		33
Derivatives	17		249		69		335
Other financial assets[64]	736		6,598		708		8,042
Total financial assets[59]	21,399		58,714		4,692		84,805

For footnotes, see page 265.

Approximately 64% of financial assets were invested in debt securities at 31 December 2013 (2012: 66%) with 28% (2012: 25%) invested in equity securities.

Under unit-linked contracts, premium income less charges levied is invested in a portfolio of assets. We manage the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. These assets represented 25% (2012: 25%) of the total financial assets of our insurance manufacturing subsidiaries at the end of 2013.

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

Long-term insurance or investment products may incorporate benefits that are guaranteed. Fixed guaranteed benefits, for example for annuities in payment, are reserved for as part of the calculation of liabilities under insurance contracts.

In the case of products that offer guaranteed financial returns, if mismatches exist as a result of current yields falling below guaranteed levels for a prolonged period, the risk that shareholder capital is required to meet liabilities to policyholders increases. The table below shows the total reserve held for the stochastically modelled cost of guarantees under products manufactured by our insurance subsidiaries that offer a guaranteed level of financial return. The cost of guarantees is reserved for through policyholder liabilities to the extent that local reserving requirements require liabilities to be held, with the remainder accounted for as a deduction to PVIF on the relevant product. The table also shows the range of investment returns on the assets supporting these products and the implied investment returns that would enable the business to meet the guarantees.

The only portfolios of contracts where current investment returns are below guaranteed rates are reported in the nominal annual return 4.1-5.0% category in the table below. These relate to closed portfolios in Hong Kong (guaranteed rate 5.0%, current yield 4.1%) and France (guaranteed rate 4.5%, current yield 4.4%).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Financial return guarantees59,65

(Audited)

	2013			2012
	Investment returns implied by guarantee	Current yields	Cost of guarantees	Investment returns implied by guarantee	Current yields	Cost of guarantees
	%	%	US$m	%	%	US$m

Capital	0.0	0.0 – 4.4	57	0.0	0.0 – 3.3	83
Nominal annual return	0.1 – 2.0	4.1 – 4.1	9	0.1 – 2.0	3.1 – 3.1	10
Nominal annual return	2.1 – 4.0	4.2 – 4.4	471	2.1 – 4.0	3.3 – 4.3	503
Nominal annual return	4.1 – 5.0	4.1 – 4.4	25	4.1 – 5.0	3.3 – 4.1	22
Real annual return[66]	0.0 – 6.0	6.4 – 6.4	13	0.0 – 6.0	7.3 – 7.3	20

			575			638

For footnotes, see page 265.

In addition to the above a deduction from PVIF of US$134m (2012: US$214m) is made in respect of the modelled cost of guaranteed annuity options attached to certain unit-linked pension products.

The following table illustrates the effects of selected interest rate, equity price, foreign exchange rate and credit spread scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.

Where appropriate, we include the impact of the stress on the PVIF in the results of the sensitivity tests. The relationship between the profit and total equity and the risk factors is non-linear and, therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in market rates. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors

(Audited)

	2013		2012
	Effect on profit after tax US$m	Effect on total equity US$m	Effect on profit after tax US$m	Effect on total equity US$m

+ 100 basis points parallel shift in yield curves	151	(199)	125	(263)
– 100 basis points parallel shift in yield curves	(230)	139	(208)	205
10% increase in equity prices	149	149	91	91
10% decrease in equity prices	(129)	(129)	(92)	(92)
10% increase in US dollar exchange rate compared to all currencies	21	21	40	40
10% decrease in US dollar exchange rate compared to all currencies	(21)	(21)	(40)	(40)
Sensitivity to credit spread increases	(21)	(46)	(18)	(50)

Credit risk

(Audited)

Credit risk can give rise to losses through default and can lead to volatility in our income statement and balance sheet figures through movements in credit spreads, principally on the US$51bn (2012: US$48bn) bond portfolio supporting non-linked contracts and shareholders’ funds.

As tabulated above, the sensitivity of the net profit after tax of our insurance subsidiaries to the effects of increases in credit spreads has increased since 2012 due to portfolio growth during 2013. The balance and related movement are small because about 90% of the debt securities held by our insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no effect on the profit after tax. We calculate the sensitivity using simplified assumptions based on a one-day movement in credit spreads over a two-year period. A confidence level of 99%, consistent with our Group VaR, is applied.

Credit quality

(Audited)

The following table presents an analysis of treasury bills, other eligible bills and debt securities within our insurance business by measures of credit quality.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Only assets supporting liabilities under non-linked insurance and investment contracts and shareholders’ funds are included in the table as financial risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder. 83.4% (2012: 83.5%) of the assets included in the table are invested in investments rated as ‘strong’.

For a definition of the five credit quality classifications, see page 267 (unaudited).

Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries

(Audited)

	Neither past due nor impaired
	Strong US$m	Good US$m	Satisfactory US$m	Sub-standard US$m	Total US$m

At 31 December 2013
Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,780	691	224	215	3,910
– debt securities	2,780	691	224	215	3,910

Financial investments – debt securities	36,113	4,596	1,699	231	42,639

	38,896	5,287	1,923	446	46,552

Supporting shareholders’ funds[67]
Financial assets designated at fair value	191	298	73	34	596
– treasury and other eligible bills	50	–	–	–	50
– debt securities	141	298	73	34	546

Financial investments – debt securities	3,356	176	139	65	3,736

	3,547	474	212	99	4,332

Total[59]
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,971	989	297	249	4,506
– treasury and other eligible bills	50	–	–	–	50
– debt securities	2,921	989	297	249	4,456

Financial investments – debt securities	39,469	4,772	1,838	296	46,375

	42,443	5,761	2,135	545	50,884

At 31 December 2012
Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	1	–	3	–	4
Financial assets designated at fair value	2,807	638	219	178	3,842
– treasury and other eligible bills	39	–	–	–	39
– debt securities	2,768	638	219	178	3,803
Financial investments – debt securities	34,392	4,265	1,627	187	40,471

	37,200	4,903	1,849	365	44,317

Supporting shareholders’ funds[67]
Financial assets designated at fair value – debt securities	229	146	13	20	408
Financial investments – debt securities	2,356	353	131	62	2,902

	2,585	499	144	82	3,310

Total[59]
Trading assets – debt securities	1	–	3	–	4
Financial assets designated at fair value	3,036	784	232	198	4,250
– treasury and other eligible bills	39	–	–	–	39
– debt securities	2,997	784	232	198	4,211

Financial investments – debt securities	36,748	4,618	1,758	249	43,373

	39,785	5,402	1,993	447	47,627

For footnotes, see page 265.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk also arises when assumed insurance risk is ceded to reinsurers. The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by credit quality, is shown below. Our exposure to third parties under the reinsurance agreements described in the Appendix to Risk on page 293 is included in this table.

Reinsurers’ share of liabilities under insurance contracts

(Audited)

	Neither past due nor impaired				Past due
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Unit-linked insurance	72	218	–	–	–	290
Non-linked insurance[68]	1,103	8	7	–	–	1,118

Total[59]	1,175	226	7	–	–	1,408

Reinsurance debtors	17	1	–	–	10	28

At 31 December 2012
Unit-linked insurance	55	400	–	–	–	455
Non-linked insurance [68]	936	4	6	–	6	952

Total[59]	991	404	6	–	6	1,407

Reinsurance debtors	19	133	–	–	8	160

For footnotes, see page 265.

Liquidity risk

(Audited)

The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2013. The liquidity risk exposure is borne in conjunction with policyholders for the majority of our business, and wholly borne by the policyholder in the case of unit-linked business.

The profile of the expected maturity of the insurance contracts at 31 December 2013 remained comparable with 2012.

Expected maturity of insurance contract liabilities

(Audited)

	Expected cash flows (undiscounted)
	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Unit-linked insurance	1,106	3,609	9,757	13,725	28,197
Non-linked insurance[68]	3,977	11,731	26,848	31,306	73,862

Total[59]	5,083	15,340	36,605	45,031	102,059

At 31 December 2012
Unit-linked insurance	1,243	3,761	10,446	13,497	28,947
Non-linked insurance[68]	4,254	12,202	23,420	27,836	67,712

Total[59]	5,497	15,963	33,866	41,333	96,659

For footnotes, see page 265.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Remaining contractual maturity of investment contract liabilities

(Audited)

	Liabilities under investment contracts issued by insurance manufacturing subsidiaries[59]
	Unit-linked investment contracts	Investment contracts with DPF	Other investment contracts	Total
	US$m	US$m	US$m	US$m

At 31 December 2013
Remaining contractual maturity:
– due within 1 year	232	–	454	686
– due over 1 year to 5 years	778	–	–	778
– due over 5 years to 10 years	852	–	–	852
– due after 10 years	2,254	–	–	2,254
– undated[69]	5,614	26,427	3,755	35,796

	9,730	26,427	4,209	40,366

At 31 December 2012
Remaining contractual maturity:
– due within 1 year	195	4	458	657
– due over 1 year to 5 years	675	–	–	675
– due over 5 years to 10 years	731	–	–	731
– due after 10 years	2,061	–	–	2,061
– undated[69]	5,029	24,370	3,762	33,161

	8,691	24,374	4,220	37,285

For footnotes, see page 265.

Insurance risk

Following disposals of non-life entities and portfolios in 2012 and 2013, substantially all remaining manufacturing business is life business. Insurance risk is principally measured in terms of liabilities under the contracts.

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

The following tables analyse our insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remained largely consistent with those observed at 31 December 2012.

Analysis of insurance risk – liabilities under insurance contracts60,61

(Audited)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	Latin America US$m	Total US$m

At 31 December 2013
Non-linked insurance[68]	1,383	28,588	1,966	2,013	33,950
Insurance contracts with DPF[70]	380	25,964	576	–	26,920
Credit life	130	–	74	–	204
Annuities	622	–	129	1,407	2,158
Term assurance and other long-term contracts	250	2,624	1,171	599	4,644
Non-life insurance	1	–	16	7	24

Unit-linked insurance	3,976	4,353	712	4,763	13,804

Investment contracts with DPF[55,70]	26,427	–	–	–	26,427

Liabilities under insurance contracts	31,786	32,941	2,678	6,776	74,181

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	Latin America US$m	Total US$m

At 31 December 2012
Non-linked insurance[68]	1,334	25,615	1,602	2,214	30,765
Insurance contracts with DPF[70]	353	23,685	439	–	24,477
Credit life	160	–	61	–	221
Annuities	586	–	122	1,579	2,287
Term assurance and other long-term contracts	220	1,930	965	584	3,699
Non-life insurance	15	–	15	51	81

Unit-linked insurance	3,249	3,786	594	5,427	13,056

Investment contracts with DPF[55,70]	24,370	–	4	–	24,374

Liabilities under insurance contracts	28,953	29,401	2,200	7,641	68,195

For footnotes, see page 265.

Our most significant life insurance products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Sensitivities to non-economic assumptions

(Audited)

Policyholder liabilities and PVIF for life manufacturers are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for 2013 and total equity at 31 December 2013 to reasonably possible changes in these non-economic assumptions at that date across all our insurance manufacturing subsidiaries, with comparatives for 2012.

Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written. Our largest exposures to mortality and morbidity risk exist in Brazil, France and Hong Kong.

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

Expense rate risk is the exposure to a change in the cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits.

Sensitivity analysis

(Audited)

	2013 US$m	2012 US$m
Effect on profit after tax and total equity at 31 December
10% increase in mortality and/or morbidity rates	(76)	(88)
10% decrease in mortality and/or morbidity rates	79	92
10% increase in lapse rates[71]	(119)	(130)
10% decrease in lapse rates[71]	133	145
10% increase in expense rates	(101)	(106)
10% decrease in expense rates	100	107

For footnote, see page 265.

.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other material risks

	Page	App[1]	Tables	Page

Reputational risk	260	294
Pension risk	260	295
Pension plans in the UK		296
The principal plan	261		The principal plan – target asset allocation	261
			Benefit payments (US$m)	261
Future developments	262
Pension plans in Hong Kong		296
The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme	262
Pension plans in North America		296
The HSBC North America (US) Retirement Income Plan	263
Sustainability risk	263	297

1 Appendix to Risk – risk policies and practices.

Reputational risk

(Unaudited)

Reputational risk can arise from issues, activities and associations that might pose a threat to the reputation of the Group locally, regionally or internationally.

We have continued to take steps to tackle the root causes of the deficiencies that, amongst other things, led to the Group entering into DPAs with various US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law in December 2012.

A number of measures to address the requirements of the DPAs and otherwise to enhance our anti-money laundering and sanctions compliance framework have been taken and are ongoing. These measures, which should also serve over time to enhance our reputational risk management, include the following:

•

simplifying our business through the ongoing implementation of our Group strategy, including the adoption of a global risk filter which is helping to standardise our approach to doing business in higher risk countries;

•	a substantial increase in resources and investment allocated to the Compliance function, and its reorganisation into two sub-functions (see ‘Compliance risk’ on page 247);

•

an increase in dedicated reputational risk resources centrally and in each region in which we operate and the introduction of a central case management and tracking process for reputational risk and client relationship matters;

•	the continued roll-out of training and communication about the HSBC Values programme that defines the way everyone in the Group should act and seeks to ensure that the Values are embedded into our business as usual operations; and

•

the ongoing development and implementation of the Global Standards by which we conduct our businesses. This includes ensuring there is a globally consistent approach to knowing and retaining our customers and enforcing a uniform global sanctions policy.

Detecting and preventing illicit actors’ access to the global financial system calls for constant vigilance and we will continue to cooperate closely with all governments to achieve success. This is integral to the execution of our strategy, to our core values and to preserving and enhancing our reputation.

Pension risk

(Audited)

We operate a number of pension plans throughout the world. Some are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme (‘the principal plan’).

There were no material changes to our policies and procedures for the management of pension risk in 2013.

During 2013, the Group’s defined benefit pension plans increased from a net asset of US$32m to a net asset of US$125m. This was mainly due to reductions in plan liabilities outside the UK exceeding the deterioration in the UK principal plan net balance sheet position.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The principal plan

(Audited)

In 2006 the principal plan’s assets consisted of a portfolio which reflected a largely equity-based strategy. At the time, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk and also to reduce the interest rate inflation risk of the principal plan. The target asset allocations for this strategy at that time, as revised in 2012 and at this year-end are shown below, demonstrating the ongoing evolution of the strategy. The strategy is to hold the majority of assets in bonds, with the remainder in a more diverse range of investments, and includes a portfolio of interest rate and inflation swaps (see Note 44 on the Financial Statements) by which the principal plan makes Libor-related interest payments in exchange for the receipt of cash flows which are based on projected future benefit payments to be made from the principal plan. HSBC and the Trustee have developed a general framework, which, over time, will see the Scheme’s asset strategy evolve to be less risky: this is described in further detail below.

The principal plan – target asset allocation

	2013	2012	2006
	%	%	%

Equities[72]	19.4	15.5	15.0
Bonds	64.5	60.5	50.0
Alternative assets[73]	10.6	9.5	10.0
Property	5.5	9.0	10.0
Cash[74]	–	5.5	15.0

	100.0	100.0	100.0

For footnotes, see page 265.

As a result of a special contribution to the principal plan in June 2010 of £1,760m (US$2,638m), a cash generating portfolio was established. The portfolio comprised supra-national, agency and government-guaranteed securities, ABSs, corporate subordinated debt and auction rate securities. A further special contribution in December 2011 of £184m (US$286m) added to this portfolio. The contribution was used to purchase ABSs from HSBC at an arm’s length value determined by the principal plan’s independent third-party advisers. However, these assets may be supplemented with other assets from time to time.

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

The expected cash flows from the principal plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2011. Salary increases were assumed to be 0.5% per annum above RPI and inflationary pension increases, subject to a minimum of 0% and a maximum of 5% (maximum of 3% per annum in respect of service accrued since 1 July 2009), were assumed to be in line with RPI. The projected cash flows were discounted at the Libor swap curve at 31 December 2011 plus a margin for the expected return on the investment strategy of 160bps per annum. The mortality experience of the principal plan’s pensioners over the six-year period (2006-2011) was analysed and, on the basis of this analysis, the mortality assumptions were set, based on the SAPS S1 series of tables adjusted to reflect the pensioner experience. Allowance was made for future improvements to mortality rates in line with the Continuous Mortality Investigation core projections with a long run improvement rate set at 2% for males and 1.5% for females. The benefits payable from the defined benefit plan from 2014 are expected to be as shown in the chart below.

Benefit payments (US$m)

As part of the 31 December 2011 valuation, calculations were also made of the amount of assets that might be needed to meet the liabilities if the principal plan was discontinued and the members’ benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

required under this approach was estimated to be £26.2bn (US$40.6bn) as at 31 December 2011. In arriving at this estimation, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of UK government bonds. An explicit allowance for expenses was also included.

Based on the latest valuation as at 31 December 2011 and there being no deficit, no technical provisions recovery plan is required and the schedule of future funding payments agreed after the 2008 actuarial valuation was dissolved.

HSBC and the Trustee have developed a general framework which, over time, will see the principal plan’s asset strategy evolve to be less risky and further aligned to the expected future cash-flows, referred to as the Target Matching Portfolio (‘TMP’). The TMP would therefore contain sufficient assets, the majority of which will be bond-like in nature, which are more closely aligned to the liability profile. Progress towards the TMP can be achieved by asset returns in excess of that assumed and/or additional funding. In 2013, HSBC agreed to make general framework contributions of £64m (US$103m) in each of the calendar years 2013, 2014 and 2015 as well as £128m (US$212m) in 2016. Contingent upon the continued implementation of the general framework, further contributions have been agreed to be made in future years.

After the 2008 valuation, HSBC considered that the agreed recovery plan payments, together with investment returns (at an expected level of 240 basis points above the Libor swap curve), would be sufficient to meet the deficit as at 31 December 2008 over the agreed period. HSBC also agreed with the Trustee that at each subsequent actuarial valuation any shortfall in investment returns relative to this expected level, subject to a maximum of 50 basis points per annum, would be eliminated by payment of equal cash instalments over the remaining years to the end of the recovery plan period.

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

HSBC Bank is also making contributions to the principal plan in respect of the accrual of benefits of defined benefit section members. Since April 2010, after completion of the 2008 valuation, HSBC has paid contributions at the rate of 34% of pensionable salaries (less member contributions).

Following completion of the 2011 triennial valuation, HSBC will pay contributions at the rate of 43% of pensionable salaries (less member contributions) from 1 April 2013. An additional employer contribution was paid in April 2013 equal to 9% of pensionable salaries, in respect of the period 1 January 2012 to 31 March 2013.

Future developments

(Unaudited)

In June 2013, following consultation on various employee benefit proposals, HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section (‘DBS’) would cease with effect from 30 June 2015. As a result, defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI) but all active members of the DBS will become members of the Defined Contribution Section from 1 July 2015. As part of these amendments, the HSBC Bank (UK) Pension Scheme (‘the Scheme’) will cease to deliver ill-health benefits to active members of the DBS, and these benefits will, instead, be covered via insurance policies from 1 January 2015, consistent with other UK employees. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m, recorded in ‘Past service cost and (gains)/losses on settlements’.

The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme

(Audited)

The scheme mainly invests in bonds with a smaller portion in equities and each investment manager has been assigned an investment mandate with the targeted asset allocation. The ranges of target asset allocations for the portfolio are as follows: bonds and cash 55-100%, equity 0-25% and alternative investments 0-20%. Alternative investments refer to high-return and high-risk alternatives including, but not limited to, private equity funds, hedge funds, energy, gold, agriculture, commodities and distressed assets.

The latest actuarial valuation of the defined benefit scheme was made at 31 December 2012 by Wing Lui, Fellow of the Society of Actuaries, of Towers Watson Hong Kong Limited. At that valuation date, the market value of the defined benefit scheme’s assets was US$1,087m. On an

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

ongoing basis, the defined benefit scheme’s assets represented 100% of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries. On a wind-up basis, the scheme’s assets represented 107% of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$68m. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 5% per annum and long-term salary increases of 4% per annum. The recommended employer contribution rate as a percentage of scheme salaries is 15% over the period 1 January 2013 to 31 December 2013, and 16.1% (local staff category) and 20% (senior staff category) over the period 1 January 2014 to 31 December 2015. No additional special contributions have been agreed.

The HSBC North America (US) Retirement Income Plan

(Audited)

In 2010, the Investment Committee (the ‘Committee’) unanimously agreed to transition the retirement income plan’s target asset allocation mix to 40% equity securities, 59% fixed income securities and 1% cash over a 24-month period. In 2011, the Committee decided to accelerate this shift to the 2011 year-end and the target asset allocation mix was maintained during 2012. Should interest rates rise faster than currently projected by the Committee, a further shift to a higher percentage of fixed income securities may be made.

In the third quarter of 2012, it was agreed to cease all future contributions under the cash balance formula and freeze the plan with effect from 1 January 2013. The participants no longer accrue benefits, though those with existing balances continue to receive interest credits until the account is distributed.

The most recent actuarial valuation of the plan to determine compliance with US statutory funding requirements was made at 1 January 2013. At that date, the market value of the plan’s assets was US$3,614m. The assets represented 122% of the benefits accrued to members as valued under the provisions of the Pension Protection Act of 2006 that was effective for the plan year beginning 1 January 2008. The resulting surplus amounted to US$646m. The method employed for this valuation was the traditional unit credit method and the discount rate was determined using a segment rate method as selected by HSBC under the relevant regulations, which resulted in an effective interest rate of 6.42% per annum.

Sustainability risk

(Unaudited)

Assessing the environmental and social impacts of providing finance to our customers is integral to our overall risk management processes.

In 2013, we implemented several changes to our policies and procedures to streamline the management of sustainability risks. This ranged from producing guidelines on how we extend the Equator Principles beyond project finance into corporate loans, to technical improvements in our systems to improve the accuracy of our management information.

A summary of our current policies and practices regarding reputational risk, pension risk and sustainability risk is provided in the Appendix to Risk on page 297.

Footnotes to Risk

Credit risk

1	‘Other personal lending’ includes second lien mortgages and other property-related lending.
2	‘Financial’ includes loans and advances to banks.
3	The loans and advances offset relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. The effects of collateral held are not taken into account.
4	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$34bn (2012: US$28bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
5	Includes residential mortgages of HSBC Bank USA and HSBC Finance.
6	Comprising Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
7	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

8	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘initial foreclosed property carrying amount’). The average loss on sale of foreclosed properties is calculated as cash proceeds less the initial foreclosed properties carrying amount divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property.
9	The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 8 and the cumulative write-downs recognised on the loans up to the time we took title to the property.
10	‘Other commercial loans and advances’ include advances in respect of agriculture, transport, energy and utilities.
11	Impairment allowances are not reported for financial instruments, for which the carrying amount is reduced directly for impairment and not through the use of an allowance account.
12	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
13	‘Loans and advances to customers’ includes asset-backed securities that have been externally rated as strong (2013: US$1.7bn; 2012: US$2.3bn), good (2013: US$255m; 2012: US$457m), satisfactory (2013: US$200m; 2012: US$390m), sub-standard (2013: US$283m; 2012: US$422m) and impaired (2013: US$252m; 2012: US$259m).
14	Included in this category are loans of US$1.9bn (2012: US$2.3bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
15	‘Individually assessed impaired loans and advances’ are those classified as CRR 9, CRR 10, EL 9 or EL 10, loans and advances 90 days or more past due, unless individually they have been assessed as not impaired (see page 172, ‘Past due but not impaired gross financial instruments’) and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 185).
16	‘Collectively assessed loans and advances’ comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
17	‘Collectively assessed loans and advances not impaired’ are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding loans and advances 90 days or more past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.
18	‘Collectively assessed impairment allowances’ are allocated to geographical segments based on the location of the office booking the allowances or provisions. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.
19	Included within ‘Exchange and other movements’ is US$0.2bn of impairment allowances reclassified to held for sale (2012: US$0.8bn).
20	Net of repo transactions, settlement accounts and stock borrowings.
21	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
22	Loans and advances to customers are excluded from balances when reclassified to ‘Assets held for sale’.
23	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
24	Negative numbers are favourable: positive numbers are unfavourable.
25	Equity securities not included.
26	‘First lien residential mortgages’ include Hong Kong Government Home Ownership Scheme loans of US$3.2bn at 31 December 2013 (2012: US$3.2bn). Where disclosed, earlier comparatives were 2011: US$3.3bn; 2010: US$3.5bn; 2009: US$3.5bn.
27	The impairment allowances on loans and advances to banks in 2013 relate to the geographical regions, Europe, North America, and Middle East and North Africa; (2012: Europe and Middle East and North Africa).
28	In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 219. This led to an increase in the amount of reverse repo agreements classified as ‘Loans and advances to customers’ at amortised cost. The increase in amortised cost balances primarily occurred in Europe and North America, specifically in the UK and the US.
29	Carrying amount of the net principal exposure.
30	Total includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation (‘Freddie Mac’) and The Federal National Mortgage Association (‘Fannie Mae’).
31	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
32	‘Effect of impairments’ represents the reduction or increase in the reserve on initial impairment and subsequent reversal of impairment of the assets.
33	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
34	Credit default swap gross protection is the gross principal of the underlying instrument that is protected by CDSs.
35	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It also includes assets that benefit from monoline protection.
36	Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
37	Funded exposures represent the loan amounts advanced to the customer, net of fees held on deposit.
38	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.
39	‘In-country liabilities’ in Italy include liabilities issued under local law but booked outside the country.

Liquidity and funding

40	The most favourable metrics are a smaller advances to core funding and larger stressed one-month and three-month coverage ratios.
41	The HSBC UK entity shown comprises five legal entities; HSBC Bank plc (including all overseas branches, and SPEs consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.
42	The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

43	The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.
44	The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
45	Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
46	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.
47	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

48	Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
49	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
50	The total VaR is non-additive across risk types due to diversification effects.
51	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
52	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
53	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together. See ‘Cautionary statement regarding forward-looking statements’ on page 574.

Risk management of insurance operations

54	Other long-term includes term assurance, credit life insurance, and universal life insurance.
55	Although investment contracts with discretionary participation features (‘DPF’) are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
56	No assets and liabilities are classified as held for sale in the current period. In the comparative period assets and liabilities that were classified as held for sale were reported in the ‘Other assets’ column together with shareholder assets. The majority of these assets (which totalled US$2.0bn) were debt securities with a ‘strong’ credit rating and were reported as ‘Other assets and investment properties’. All liabilities for insurance businesses classified as held for sale were reported in ‘Other liabilities’ and totalled US$1.2bn. The majority of these liabilities were life and non-life policyholder liabilities expected to mature after five years.
57	Present value of in-force long-term insurance contracts and investment contracts with DPF.
58	Deferred tax includes the deferred tax liabilities arising on recognition of PVIF.
59	Does not include associated insurance company SABB Takaful Company or joint venture insurance company Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
60	HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa.
61	The life insurance business in North America previously reported as held-for-sale was disposed of in the first half of 2013.
62	Comprise unit-linked life insurance contracts and linked long-term investment contracts.
63	Comprise non-linked insurance contracts and non-linked long-term investment contracts.
64	Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
65	The cost of guarantees figure presented comprises the modelled cost of guarantees under products manufactured by our insurance subsidiaries, including both the cost of guarantees reserved for through policyholder liabilities and the amount accounted for as a deduction to PVIF. This is considered to provide more relevant information than the total liabilities to policyholders established for guaranteed products manufactured by our insurance subsidiaries as disclosed in prior periods.
66	Real annual return guarantees provide the policyholder a guaranteed return in excess of the rate of inflation, and are supported by inflation-linked debt securities with yields that are also expressed in real terms.
67	Shareholders’ funds comprise solvency and unencumbered assets.
68	Non-linked insurance includes remaining non-life business.
69	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown.
70	Insurance contracts and investment contracts with DPF can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
71	Sensitivity to lapse rates has been updated to show the effect of a ±10% stress compared to the effect of a ±50% stress disclosed in prior periods since this is considered to provide more relevant information which is better aligned to the severity of the other sensitivities to non-economic assumptions disclosed.

Pension risk

72	Option overlay strategies which are expected to improve the risk/return profile of the equity allocation will be targeted.
73	In 2012 and 2013, alternative assets included ABSs, MBSs and infrastructure assets. In 2006, alternative assets included loans and infrastructure assets.
74	Whilst there is no target cash allocation, the amount of cash is expected to vary between 0-5% depending upon the liquidity requirements of the scheme, which will affect the actual allocation of bonds correspondingly.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Country distribution of outstandings and cross-border exposures

75	These balances were between 0.75% and 1% of total assets. All other balances were above 1%.

Risk elements in the loan portfolio

76	In addition to the numbers presented there were US$0.2bn of impaired loans (2012: US$1.3bn); US$0.04bn unimpaired loans contractually past due 90 days or more as to principal or interest (2012: nil); and US$0.07bn of troubled debt restructurings (not included in the classifications above) (2012: US$0.4bn), all relating to assets held for sale at 31 December 2013.
77	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
78	Ratio excludes trading loans classified as in default.

265a

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Appendix to Risk Risk policies and practices

This appendix describes the significant policies and practices employed by HSBC in managing our credit risk, liquidity and funding, market risk, operational risk (including compliance risk, legal risk and fiduciary risk), insurance risk, reputational risk, pension risk and sustainability risk.

Risk governance

(Unaudited)

Our strong risk governance reflects the importance placed by the Board and the Group Risk Committee (‘GRC’) on shaping the Group’s risk strategy and managing risks effectively. It is supported by a clear policy framework of risk ownership, a risk appetite process through which the types and levels of risk that we are prepared to accept in executing our strategy are articulated and monitored, performance scorecards cascaded from the Group Management Board (‘GMB’) that align business and risk objectives, and the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities. This personal accountability, reinforced by the governance structure, experience and mandatory learning, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

Credit risk

Credit risk management

(Audited)

The role of an independent credit control unit is fulfilled by the Global Risk function. Credit approval authorities are delegated by the Board to certain executive officers of HSBC Holdings. Similar credit approval authorities are delegated by the boards of subsidiary companies to executive officers of the relevant subsidiaries. In each major subsidiary, a Chief Risk Officer reports to the local Chief Executive Officer on credit-related issues, while maintaining a direct functional reporting line to the Group Chief Risk Officer in Global Risk. Details of the roles and responsibilities of the credit risk management function and the policies and procedures for managing credit risk are set out below. Apart from the creation of a new Group Models Oversight Committee and supportive framework, there were no significant changes in 2013.

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

•	to control our cross-border exposures (see page 274);

•

to maintain and develop our risk rating framework and systems, the governance of which is under the general oversight of the Group Model Oversight Committee (‘MOC’). The Group MOC meets bi-monthly and reports to the Risk Management Meeting. It is chaired by the risk function and its membership is drawn from Global Risk and global businesses;

•

to report to the Risk Management Meeting, the GRC and the Board on high risk portfolios, risk concentrations, country limits and cross-border exposures, large impaired accounts, impairment allowances, stress testing results and recommendations and retail portfolio performance; and

•

to act on behalf of HSBC Holdings as the primary interface, for credit-related issues, with the Bank of England, the PRA, local regulators, rating agencies, analysts and counterparts in major banks and non-bank financial institutions.

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

Our risk rating system facilitates the internal ratings-based (‘IRB’) approach under Basel II adopted by the Group to support calculation of our minimum credit regulatory capital requirement. Our credit quality classifications are defined below.

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

The five credit quality classifications defined below each encompass a range of granular internal credit rating grades assigned to wholesale and retail lending businesses and the external ratings attributed by external agencies to debt securities. There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality classification

(Unaudited)

	Debt securities and other bills	Wholesale lending and derivatives		Retail lending
	External credit rating	Internal credit rating	12 month probability of default %	Internal credit rating[1]	Expected loss %
Quality classification
Strong	A– and above	CRR[2]1 to CRR2	0 – 0.169	EL31 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B+ and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000 – 19.999
Sub-standard	B to C	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Default	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted	[4]

1	We observe the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 172, ‘Past due but not impaired gross financial instruments’).
2	Customer risk rating.
3	Expected loss.
4	The EL percentage is derived through a combination of PD and LGD, and may exceed 100% in circumstances where the LGD is above 100% reflecting the cost of recoveries.

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

•

‘Impaired’ exposures have been assessed as impaired. Wholesale exposures where the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse by the bank to the actions such as realising security if held, or the customer is past due more than 90 days on any material credit obligation. Retail loans and advances greater than 90 days past due unless individually they have been assessed as not impaired. Renegotiated loans that have met the requirements to be disclosed as impaired and have not yet met the criteria to be returned to the unimpaired portfolio (see below).

The customer risk rating (‘CRR’) 10-grade scale summarises a more granular underlying 23-grade scale of obligor probability of default (‘PD’). All HSBC customers are rated using the 10 or 23-grade scale, depending on the degree of sophistication of the Basel II approach adopted for the exposure.

The expected loss (‘EL’) 10-grade scale for retail business summarises a more granular underlying EL scale for this customer segment; this combines obligor and facility/product risk factors in a composite measure.

For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications. The ratings of S&P are cited, with those of other agencies being treated equivalently. Debt securities with short-term issue ratings are reported against the long-term rating of the issuer of those securities. If major rating agencies have different ratings for the same debt securities, a prudent rating selection is made in line with regulatory requirements.

Renegotiated loans and forbearance

(Audited)

A range of forbearance strategies is employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. They include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures and other forms of loan modifications and re-ageing.

Our policies and practices are based on criteria which enable local management to judge whether repayment is likely to continue. These typically provide a customer with terms and conditions that are more favourable than those provided initially. Loan forbearance is only granted in situations where the customer has showed a willingness to repay their loan and is expected to be able to meet the revised obligations.

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

Identifying renegotiated loans

The contractual terms of a loan may be modified for a number of reasons including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. When the contractual payment terms of a loan are modified because we have significant concerns about the borrower’s ability to meet contractual payments when due, these loans are classified as ‘renegotiated loans’.

For retail lending, when considering whether there is significant concern regarding a customer’s ability to meet contractual loan repayments when due, we assess the customer’s delinquency status, account behaviour, repayment history, current financial situation and continued ability to repay. If the customer is not meeting contractual repayments or it is evident that they will be unable to do so without the renegotiation, there will be a significant

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

concern regarding their ability to meet contractual payments, and the loan will be disclosed as impaired, unless the concession granted is insignificant as discussed below.

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

•

based on estimates and projections that only encompass current business capabilities, the bank forecasts that the debtor’s entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity. In this instance, actual payment default may not yet have occurred; and

•

absent the modification, the debtor cannot obtain funds from sources other than its existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-distressed debtor.

Where the modification of a loan’s contractual payment terms represents a concession for economic or legal reasons relating to the borrower’s financial difficulty, and is a concession that we would not otherwise consider, then the renegotiated loan is disclosed as impaired in accordance with our impaired loan disclosure convention described in more detail on page 185, unless the concession is insignificant and there are no other indicators of impairment. Insignificant concessions are primarily restricted to our CML portfolio in HSBC Finance, where loans which are in the early stages of delinquency (less than 60 days delinquent) and typically have the equivalent of two payments deferred for the first time are excluded from our impaired loan classification, as the contractual payment deferrals are deemed to be insignificant compared with payments due on the loan as a whole. For details of HSBC Finance’s loan renegotiated programmes and portfolios, see pages 176 to 178.

Credit quality classification of renegotiated loans

(Audited)

Under IFRSs, an entity is required to assess whether there is objective evidence that financial assets are impaired at the end of each reporting period. A loan is impaired and an impairment allowance is recognised when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. Granting a concession to a customer that we would not otherwise consider, as a result of their financial difficulty, is objective evidence of impairment and impairment losses are measured accordingly.

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

The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment. For loans that are assessed for impairment on a collective basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis.

For retail lending the minimum period of payment performance required depends on the nature of loans in the portfolio, but is typically not less than six months. Where portfolios have more significant levels of forbearance activity, such as that undertaken by HSBC Finance, the minimum repayment performance period required may be substantially more (for further details on HSBC Finance see page 176). Payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio. These performance periods are in addition to a minimum of two payments which must be received within a 60-day period for the customer to initially qualify for the renegotiation (in the case of HSBC Finance, in certain circumstances, for example where debt has been restructured in bankruptcy proceedings, fewer or no qualifying payments may be required). The qualifying payments are required in order to demonstrate that the renegotiated terms are sustainable

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

for the borrower. For corporate and commercial loans, which are individually assessed for impairment and where non-monthly payments are more commonly agreed, the history of payment performance will depend on the underlying structure of payments agreed as part of the restructuring.

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

When determining whether a loan that is restructured should be derecognised and a new loan recognised, we consider the extent to which the changes to the original contractual terms result in the renegotiated loan, considered as a whole, being a substantially different financial instrument. The following are examples of circumstances that are likely to result in this test being met and derecognition accounting being applied:

•	an uncollateralised loan becomes fully collateralised;

•	the addition or removal of cross-collateralisation provisions;

•	multiple facilities are consolidated into a single new facility;

•	removal or addition of conversion features attached to the loan agreement;

•	a change in the currency in which the principal or interest is denominated;

•	a change in the liquidation preference or ranking of the instrument; or

•	the contract is altered in any other manner so that the terms under the new or modified contract are substantially different from those under the original contract.

The following are examples of factors that we consider may indicate that the revised loan is a substantially different financial instrument, but are unlikely to be conclusive in themselves:

•	changes in guarantees or loan covenants provided;

•	less significant changes to collateral arrangements; or

•	the addition of repayment provisions or prepayment premium clauses.

Renegotiated loans and recognition of impairment allowances

(Audited)

For retail lending, renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment to reflect the higher rates of losses often encountered in these segments. When empirical evidence indicates an increased propensity to default and higher losses on such accounts, such as for re-aged loans in the US, the use of roll-rate methodology ensures these factors are taken into account when calculating impairment allowances by applying roll rates specifically calculated on the pool of loans subject to forbearance. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, a basic formulaic approach based on historical loss rate experience is used. As a result of our roll-rate methodology, we recognise collective impairment allowances on homogeneous groups of loans, including renegotiated loans, where there is historical evidence that there is a likelihood that loans in these groups will progress through the various stages of delinquency, and ultimately prove irrecoverable as a result of events occurring before the balance sheet date. This treatment applies irrespective of whether or not those loans are presented as impaired in accordance with our impaired loans disclosure convention. When we consider that there are additional risk factors inherent in the portfolios that may not be fully reflected in the statistical roll rates or historical experience, these risk factors are taken into account by adjusting the impairment allowances derived solely from statistical or historical experience. For further details of the risk factor adjustments see ‘Critical accounting policies’ on page 72.

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

Report of the Directors: Financial Review (continued)

Corporate and commercial forbearance

(Unaudited)

In the corporate and commercial sectors, forbearance activity is undertaken selectively where it has been identified that repayment difficulties against the original terms already have, or are very likely to, materialise. These cases are treated as impaired loans where:

•	the customer is experiencing, or is very likely to experience, difficulty in meeting a payment obligation to the Group (i.e. due to current credit distress); and

•	the Group is offering to the customer revised payment arrangements which constitute a concession (i.e. it is offering terms it would not normally be prepared to offer).

These cases are described as distressed restructurings. The agreement of a restructuring which meets the criteria above requires all loans, advances and counterparty exposures to the customer to be treated as impaired. Against the background of this requirement, as a customer approaches the point at which it becomes clear that there is an increasing risk that a restructuring of this kind might be necessary, the exposures will typically be regarded as sub-standard to reflect the deteriorating credit risk profile and will be graded as impaired when the restructure is proposed for approval, or sooner if there is sufficient concern regarding the customer’s likeliness to pay.

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

Modifications that are unrelated to payment arrangements, such as the restructuring of collateral or security arrangements or the waiver of rights under covenants within documentation, are not regarded by themselves to be evidence of credit distress affecting payment capacity. Typically, covenants are in place to give the Group rights of repricing or acceleration, but they are frequently set at levels where payment capacity has yet to be affected providing rights of action at earlier stages of credit deterioration. Such concessions do not directly affect the customer’s ability to service the original contractual debt and are not reported as renegotiated loans. However, where a customer requests a non-payment related covenant waiver, the significance of the underlying breach of covenant will be considered together with any other indicators of impairment, and where there is a degree of severity of credit distress evidencing uncertainty of payment, all available evidence will be considered in determining whether a loss event has occurred. The waiver will not, however, trigger classification as a renegotiated loan as payment terms have not been modified.

When both payment-related and non-payment related modifications are made together as a result of significant concerns regarding the payment of contractual cash flows, the loan is treated as a distressed restructuring and disclosed as a renegotiated loan.

Within corporate and commercial business segments, modifications of several kinds are frequently agreed for a customer contemporaneously. Transfer to an interest-only arrangement is the most common type of modification granted in the UK, whether in isolation or in combination with other concessions. Throughout the rest of the world term extensions occur more frequently with other types of concession such as interest rate changes occurring less often across all jurisdictions.

In assessing whether payment-related forbearance is a satisfactory and sustainable strategy, the customer’s entire exposure and facilities will be reviewed and the customer’s ability to meet the terms of both the revised obligation and other credit facilities not amended in the renegotiation is assessed. Should this assessment identify that a renegotiation will not deal with a customer’s payment capacity issues satisfactorily, other special management options may be applied. This process may identify the need to provide assistance to a customer specifically to restructure their business operations and activities so as to restore satisfactory payment capacity. When considering

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

acceptable restructuring terms we consider the ability of the customer to be able to service the revised interest payments as a necessity. When principal payment modifications are considered, again we require the customer to be able to comply with the revised terms as a necessary pre-condition for the restructuring to proceed. When principal payments are modified resulting in permanent forgiveness, or when it is otherwise considered that there is no longer a realistic prospect of recovery of outstanding principal, the affected balances are written off. When principal repayments are postponed, it is expected that the customer will be capable of paying in line with the renegotiated terms, including instances when the postponed principal repayment is expected from refinancing. In all cases, a loan renegotiation is only granted when the customer is expected to be able to meet the revised terms.

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

If a restructuring proceeds and the customer demonstrates satisfactory performance over a period of time, the case may be returned to a non-impaired grade (CRR1-8) provided no other indicators of impairment remain. Such a case cannot be returned to a non-impaired grade when a specific impairment allowance remains against any of the customer’s credit facilities. The period of performance will vary depending on the frequency of payments to be made by the customer under the amended agreement and the extent to which the customer’s financial position is considered to have improved.

Refinance risk

(Unaudited)

Many types of lending require the repayment of a significant proportion of the principal at maturity. Typically, the mechanism of repayment for the customer is through the acquisition of a new loan to settle the existing debt. Refinance risk arises where a customer is unable to repay such term debt on maturity, or to refinance debt at commercial rates. When there is evidence that this risk may apply to a specific contract, HSBC may need to refinance the loan on concessionary terms that it would not otherwise have considered, in order to recoup the maximum possible cash flows from the contract and potentially avoid the customer defaulting on the repayment of principal. When there is sufficient evidence that borrowers, based on their current financial capabilities, may fail at maturity to repay or refinance their loans, these loans are disclosed as impaired with recognition of a corresponding impairment allowance where appropriate.

Impairment assessment

(Audited)

It is our policy that each operating company in HSBC creates impairment allowances for impaired loans promptly and appropriately.

For details of our impairment policies on loans and advances and financial investments, see Notes 2g and 2j on the Financial Statements.

Impairment and credit risk mitigation

The existence of collateral has an effect when calculating impairment on individually assessed impaired loans. When we no longer expect to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for an impairment allowance. No impairment allowance is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

Personal lending portfolios are generally assessed for impairment on a collective basis as the portfolios typically consist of large groups of homogeneous loans. Two methods are used to calculate allowances on a collective basis: a roll-rate methodology or a more basic formulaic approach based on historical losses. In 2013, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group to ensure that the assumptions used in our collective assessment models continued to appropriately reflect the period of time between a loss event occurring and the account proceeding to delinquency and eventual write-off.

•

The historical loss methodology is typically used to calculate collective impairment allowances for secured or low default portfolios such as mortgages until the point at which they are individually identified and assessed as impaired. For loans which are collectively assessed using historical loss methodology, the historical loss rate is

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

derived from the average contractual write-off net of recoveries over a defined period. The net contractual write-off rate is the actual amount of loss experienced after the realisation of collateral and receipt of recoveries.

•

A roll-rate methodology is more commonly adopted for unsecured portfolios when there are sufficient volumes of empirical data to develop robust statistical models. In certain circumstances mortgage portfolios have a statistically significant number of defaults and losses available, enabling reliable roll rates to be generated. In these cases a roll-rate methodology is applied until the point at which the loans are individually identified and assessed as impaired, and the average loss rate for each delinquency bucket is adjusted to reflect the average loss expected following realisation of security and receipt of recoveries. The average loss expected is derived from average historical collateral realisation values.

The nature of the collective allowance assessment prevents individual collateral values or LTV ratios from being included within the calculation. However, the loss rates used in the collective assessment are adjusted for the collateral realisation experiences which will vary depending on the LTV composition of the portfolio. For example mortgage portfolios under a historical loss rate methodology with lower LTV ratios will typically experience lower loss history and consequently a lower net contractual write-off rate.

For wholesale collectively assessed loans, historical loss methodologies are applied to measure loss event impairments which have been incurred but not reported. Loss rates are derived from the observed contractual write-off net of recoveries over a defined period, typically no lower than 60 months. The net contractual write-off rate is the actual or expected amount of loss experienced after realisation of collateral and receipt of recoveries. These historical loss rates are adjusted by an economic factor which adjusts the historical averages to better represent current economic conditions affecting the portfolio. In order to reflect the likelihood of a loss event not being identified and assessed an emergence period assumption is applied which reflects the period between a loss occurring and its identification. The emergence period is estimated by local management for each identified portfolio. The factors that may influence this estimation include economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. A fixed range for the period between a loss occurring and its identification is not defined across the Group and as it is assessed empirically on a periodic basis it may vary over time as these factors change. Given that credit management policies require all customers to be reviewed at least annually, we expect this estimated period would be at most 12 months in duration

Write-off of loans and advances

For details of our policy on the write-off of loans and advances, see Note 2g on the Financial Statements.

In HSBC Finance, the carrying amounts of residential mortgage and second lien loans in excess of net realisable value are written off at or before the time foreclosure is completed or settlement is reached with the borrower. If there is no reasonable expectation of recovery, and foreclosure is pursued, the loan is normally written off no later than the end of the month in which the loan becomes 180 days contractually past due. We regularly obtain new appraisals for loans (every 180 days) and adjust carrying value to the most recent appraisal whether it has increased or decreased as the best estimate of the cash flows that will be received on the disposal of the collateral for these collateral dependent loans.

Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due, the standard period being the end of the month in which the account becomes 180 days contractually delinquent. Write-off periods may be extended, generally to no more than 360 days past due but, in very exceptional circumstances, to longer than that figure in a few countries where local regulation or legislation constrain earlier write-off or where the realisation of collateral for secured real estate lending takes this time.

In retail lending, final write-off should occur within 60 months of the default at the latest.

In the event of bankruptcy or analogous proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

Concentration of exposure

(Audited)

Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors so that their collective ability to meet contractual obligations is uniformly affected by changes in

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

economic, political or other conditions. We use a number of controls and measures to minimise undue concentration of exposure in our portfolios across industry, country and global business. These include portfolio and counterparty limits, approval and review controls, and stress testing.

Wrong-way risk occurs when a counterparty’s exposures are adversely correlated with its credit quality. There are two types of wrong-way risk:

•

general wrong-way risk occurs when the probability of counterparty default is positively correlated with general risk factors such as, for example, where the counterparty is resident and/or incorporated in a higher-risk country and seeks to sell a non-domestic currency in exchange for its home currency; and

•

specific wrong-way risk occurs when the exposure to a particular counterparty is positively correlated with the probability of counterparty default such as a reverse repo on the counterparty’s own bonds. It is HSBC policy that specific wrong-way transactions are approved on a case-by-case basis.

We use a range of tools to monitor and control wrong-way risk, including requiring the business to obtain prior approval before undertaking wrong-way risk transactions outside pre-agreed guidelines.

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

Our exposure to non-residential mortgage-related ABSs and direct lending includes securities with collateral relating to commercial property mortgages, leveraged finance loans, student loans, and other assets such as securities with other receivable-related collateral.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Definitions and classifications of ABSs and CDOs

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

The primary responsibility for managing liquidity and funding within the Group’s framework and risk appetite resides with the local operating entities’ ALCOs. Our most significant operating entities are overseen by regional ALCOs, Group ALCO and the Risk Management Meeting. The remaining smaller operating entities are overseen by regional ALCOs, with appropriate escalation of significant issues to Group ALCO and the Risk Management Meeting.

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

The Risk Management Meeting reviews and agrees annually the list of entities it directly oversees and the composition of these entities.

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

The management of funding and liquidity risk

(Audited)

Inherent liquidity risk categorisation

We place our operating entities into one of three categories (low, medium and high) to reflect our assessment of their inherent liquidity risk considering political, economic and regulatory factors within the host country and factors specific to the operating entities themselves, such as their local market, market share and balance sheet strength. The categorisation involves management judgement and is based on the perceived liquidity risk of an operating entity relative to other entities in the Group. The categorisation is intended to reflect the possible impact of a liquidity event, not the probability of an event, and forms part of our risk appetite. It is used to determine the prescribed stress scenario that we require our operating entities to be able to withstand and manage to.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Core deposits

A key element of our internal framework is the classification of customer deposits into core and non-core based on our expectation of their behaviour during periods of liquidity stress. This characterisation takes into account the inherent liquidity risk categorisation of the operating entity originating the deposit, the nature of the customer and the size and pricing of the deposit. No deposit is considered to be core in its entirety unless it is contractually collateralising a loan. The core deposit base in each operating entity is considered to be a long-term source of funding and therefore is assumed not to be withdrawn in the liquidity stress scenario that we use to calculate our principal liquidity risk metrics.

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

•

line of business: the element of any deposit remaining after the application of the price and size filters is assessed on the basis of the line of business with which the deposit is associated. The proportion of any customer deposit that can be considered core under this filter is between 35% and 90%.

Repo transactions and bank deposits cannot be classified as core deposits.

Advances to core funding ratio

Core customer deposits are an important source of funding to finance lending to customers, and militate against reliance on short-term wholesale funding. Limits are placed on operating entities to restrict their ability to increase loans and advances to customers without corresponding growth in core customer deposits or long-term debt funding with a residual maturity beyond one year; this measure is referred to as the ‘advances to core funding’ ratio.

Advances to core funding ratio limits are set by the Risk Management Meeting for the most significant operating entities, and by regional ALCOs for smaller operating entities, and are monitored by ALCM teams. The ratio describes current loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year. In general, customer loans are assumed to be renewed and are included in the numerator of the ratio, irrespective of the contractual maturity date. Reverse repo arrangements are excluded from the advances to core funding ratio.

Stressed coverage ratios

Stressed coverage ratios are derived from stressed cash flow scenario analyses and express stressed cash inflows as a percentage of stressed cash outflows over one-month and three-month time horizons.

The stressed cash inflows include:

•	inflows (net of assumed haircuts) expected to be generated from the realisation of liquid assets; and

•	contractual cash inflows from maturing assets that are not already reflected as a utilisation of liquid assets.

In line with the approach adopted for the advances to core funding ratio, customer loans are generally assumed not to generate any cash inflows under stress scenarios and are therefore excluded from the numerator of the stressed coverage ratio, irrespective of the contractual maturity date.

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

(Unaudited)

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

•

the ability to generate funds from illiquid asset portfolios (securitisation and secured borrowing) is restricted to 25-75% of the lower of issues in the last six months or expected issues in the next six months. The restriction is based on current market conditions and is dependent on the operating entity’s inherent liquidity risk categorisation;

•	the ability to access repo funding ceases for any asset not classified as liquid under our liquid asset policy for the duration of the scenario;

•	drawdowns on committed lending facilities must be consistent with the severity of the market stress being modelled and dependent on the inherent liquidity risk categorisation of the operating entity;

•	outflows are triggered by a defined downgrade in long-term ratings. We maintain an ongoing assessment of the appropriate number of notches to reflect;

•	customer loans are assumed to be renewed at contractual maturity;

•	interbank loans and reverse repos are assumed to run off contractually; and

•	assets defined as liquid assets are assumed to be realised in cash ahead of their contractual maturity, after applying a defined stressed haircut of up to 20%.

Liquid assets of HSBC’s principal operating entities

(Audited)

Stressed scenario analysis and the numerator of the coverage ratio include the assumed cash inflows that would be generated from the realisation of liquid assets, after applying the appropriate stressed haircut. These assumptions are made on the basis of management’s expectation of when an asset is deemed to be realisable.

Liquid assets are unencumbered assets that meet the Group’s definition of liquid assets and are either held outright or as a consequence of a reverse repo transaction with a residual contractual maturity beyond the time horizon of the stressed coverage ratio being monitored. Any unencumbered asset held as a result of reverse repo transactions with a contractual maturity within the time horizon of the stressed coverage ratio being monitored is excluded from the stock of liquid assets and is instead reflected as a contractual cash inflow.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Internal categorisation	Cash inflow recognised	Asset classes

Level 1	Within one month	Central government Central bank (including confirmed withdrawable reserves) Supranationals Multilateral development banks Coins and banknotes

Level 2	Within one month but capped	Local and regional government Public sector entities Secured covered bonds and pass-through ABSs Gold

Level 3	From one to three months	Unsecured non-financial entity securities Equities listed on recognised exchanges and within liquid indices

Any entity owned and controlled by central or local/regional government but not explicitly guaranteed is treated as a public sector entity.

Any exposure explicitly guaranteed is reflected as an exposure to the ultimate guarantor.

In terms of the criteria used to ensure liquid assets are of a high quality, the Group’s liquid asset policy sets out the following additional criteria:

1.	Central bank and central government exposures denominated in the domestic currency of the related sovereign and held onshore in the domestic banking system qualify as level 1 liquid assets.

2.	Central bank and central government exposures denominated in the domestic currency of the related sovereign and held offshore must be risk weighted 20% or lower under the Basel standardised risk weighting methodology to qualify as level 1 liquid assets.

3.	Central bank and central government exposures denominated in a currency other than the currency of the related sovereign (i.e. foreign currency) must be risk weighted 20% or lower under the Basel standardised risk weighting methodology and issued in a limited number of major currencies to qualify as level 1 liquid assets.

The treatment of eurozone countries using the euro as their domestic currency depends on whether the exposures are held onshore in the domestic banking system or offshore. Central bank and central government exposures held onshore in the domestic banking system qualify as level 1 liquid assets under criteria 1, but central bank and central government exposures held offshore are considered to be denominated in a foreign currency under criteria 3.

4.	Local/regional government exposures held onshore and considered by the local regulator to be the same risk as central government exposures can be considered central government exposures.

5.	Supranationals and multilateral development banks must be 0% risk weighted under the Basel standardised risk- weighting methodology to qualify as level 1 liquid assets.

6.	To qualify as a level 2 liquid asset, the exposure must be risk weighted 20% or lower under the Basel standardised risk-weighting methodology.

7.	To qualify as a level 3 liquid asset, an unsecured non-financial corporate debt exposure must satisfy a minimum internal rating requirement.

On a case-by-case basis operating entities are permitted to treat other assets as liquid if these assets are realistically assessed to be liquid under stress. These liquid assets are reported as ‘Other’ separately from level 1, level 2 and level 3 liquid assets.

Wholesale debt monitoring

(Unaudited)

Where wholesale debt term markets are accessed to raise funding, ALCO is required to establish cumulative rolling three-month and 12-month debt maturity limits to ensure no concentration of maturities within these timeframes.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquidity behaviouralisation

(Unaudited)

Liquidity behaviouralisation is applied to reflect our assessment of the expected period for which we are confident that we will have access to our liabilities, even under a severe liquidity stress scenario, and the expected period for which we must assume that we will need to fund our assets. Behaviouralisation is applied when the contractual terms do not reflect the expected behaviour. Liquidity behaviouralisation is reviewed and approved by local ALCO in compliance with policies set by the Risk Management Meeting. Our approach to liquidity risk management will often mean different approaches are applied to assets and liabilities. For example, management may assume a shorter life for liabilities and a longer-term funding requirement for assets. All core deposits are assumed under the Group’s core/non-core and advances to core funding frameworks to have a liquidity behaviouralised life beyond one year and to represent a homogeneous source of core funding. The behaviouralisation of assets is far more granular and seeks to differentiate the period for which we must assume that we will need to fund the asset.

Contingent liquidity risk

(Unaudited)

Operating entities provide customers with committed facilities and committed backstop lines to the conduit vehicles we sponsor. These commitments increase our funding requirements when customers draw down. The liquidity risk associated with the potential drawdown on non-cancellable commitments is factored into our stressed scenarios and limits are set for these facilities.

Management of cross-currency liquidity and funding risk

(Unaudited)

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

Funds transfer pricing

(Unaudited)

Our funds transfer pricing policies give rise to a two-stage funds transfer pricing approach, reflecting the fact that we separately manage interest rate risk and liquidity and funding risk under different assumptions. They have been developed to be consistent with our risk management frameworks. Each operating entity is required to apply the Group’s transfer pricing policy framework to determine for each material currency the most appropriate interest rate risk transfer pricing curve, a liquidity premium curve (which is the spread over the interest rate risk transfer pricing curve) and a liquidity recharge assessment (which is the spread under or over the interest rate risk transfer pricing curve).

The interest rate risk transfer pricing policy seeks to ensure that all market interest rate risk arising structurally from non-trading (banking book) assets and liabilities, which is capable of being neutralised externally in the market or neutralised internally by off-setting transfers, is transferred to BSM to be managed centrally as non-traded market risk. For each material currency each operating entity employs a single interest rate risk transfer pricing curve. The transfer price curve used for this purpose reflects how BSM in each operating entity is best able to neutralise the interest rate risk in the market at the point of transfer. Where basis risk can be identified between the re-pricing basis of an external asset or external liability and the re-pricing basis of the interest rate risk transfer pricing curve, this basis risk may be transferred to BSM provided it can neutralise the basis risk in the market.

Liquidity and funding risk is transfer priced independently from interest rate risk because the liquidity and funding risk of an operating entity is transferred to ALCO to be managed centrally. ALCO monitors and manages the advances to core funding ratio and delegates the management of the liquid asset portfolio and execution of the wholesale term debt funding plan to BSM, requiring BSM to ensure the Group’s stressed coverage ratios remain above 100% out to three months.

The liquidity and funding risk transfer price consists of two components:

•

Liquidity recharge: the cost of holding the benchmark liquid asset (the yield under the transfer price) to meet stressed cash outflows. The benchmark liquid asset is decided by ALCO and based on the weighted average duration that can be achieved by investing in level 1 liquid assets, with a residual duration of up to one year.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	Liquidity premium: the assessed cost/value of term funding (the yield over the transfer price) to pay for term debt and core deposits.

The assessed cost of holding liquid assets is allocated to the outflows modelled by the Group’s internal stressed coverage ratio framework.

Liquidity premium is charged to any asset that affects our three-month stressed coverage ratios based on the assessed behaviouralised liquidity life of the asset, with any asset affecting the Group’s advances to core funding metric required to have a minimum behaviouralised life of at least one year, and the prevailing liquidity premium curve rate set by ALCO and calibrated in line with Group’s calibration principles. Core deposits therefore share equally in the liquidity premiums charged to the assets they support, after deducting the cost of any term funding.

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

Monitoring and limiting market risk exposures

(Audited)

We employ a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VaR’), stressed VaR and stress testing. While VaR provides the GMB with a measure of the market risk in the Group, sensitivity analysis and VaR are more commonly utilised for the management of the business units. Stress testing and stressed VaR complement these measures with estimates of potential losses arising from market turmoil.

Market risk is managed and controlled through limits approved by the GMB for HSBC Holdings and our various global businesses. These limits are allocated across business lines and to the Group’s legal entities.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The management of market risk is principally undertaken in Markets, where 85% of the total value at risk of HSBC Holdings (excluding insurance) and almost all trading VaR resides, using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a primary factor in determining the level of limits set. Group Risk, an independent unit within Group Head Office, is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis. The risk appetite is governed according to the framework illustrated to the left.

Each operating entity is required to assess the market risks arising on each product in its business and to transfer them to either its local Markets unit for management, or to separate books managed under the supervision of the local ALCO. Our aim is to ensure that all market risks are consolidated within operations that have the necessary skills, tools, management and governance to manage them professionally. In certain cases where the market risks cannot be fully transferred, we identify the impact of varying scenarios on valuations or on net interest income resulting from any residual risk positions. Further details on the control and management process for residual risks are provided on page 284.

Model risk is governed through Model Oversight Committees (‘MOC’s) at the regional and global Wholesale Credit and Market Risk (‘WCMR’) levels. They have direct oversight and approval responsibility for all traded risk models utilised for risk measurement and management and stress testing. The Committees prioritise the development of models, methodologies and practices used for traded risk management within the Group and ensure that they remain within our risk appetite and business plans. The Global WCMR MOC reports into the Group MOC, which oversees all risk types at Group level. Group MOC informs the Group Risk Management Meeting (‘RMM’) about material issues at least on a bi-annual basis. The RMM is the Group’s ‘Designated Committee’ according to the regulatory rules and it has delegated day-to-day governance of all traded risk models to the Global WCMR MOC.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

•

the use of a holding period assumes that all positions can be liquidated or the risks offset during that period. This may not fully reflect the market risk arising at times of severe illiquidity, when the holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence;

•	VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under conditions of significant market movement.

Our VaR model is designed to capture significant basis risks such as CDS versus bond, asset swap spreads and cross-currency basis. Other basis risks which are not completely covered in VaR, such as the Libor tenor basis, are complemented by our risk-not-in-VaR (‘RNIV’) (unaudited) calculations and are integrated into our capital framework. Stress testing is also used as one of the market risk tools for managing basis risks.

The RNIV framework aims to capture and capitalise material market risks that are not adequately covered in the VaR model. Risks covered by RNIV represent 14% of market risk RWAs for models with regulatory approval and include those resulting from underlying risk factors which are not observable on a daily basis across asset classes and products, such as dividend risk and correlation risks. Risk factors are reviewed on a regular basis and either incorporated directly in the VaR models, where possible, or quantified through the VaR-based RNIV approach or a stress test approach within the RNIV framework. The severity of the scenarios is calibrated to be in line with the capital adequacy requirements. The outcome of the VaR-based RNIV is included in the VaR calculation and back-testing; a stressed VaR RNIV is also computed for the risk factors considered in the VaR-based RNIV approach.

The fair value of Level 3 assets in trading portfolios, comprising trading securities and derivatives, is immaterial. Market risk arising from Level 3 assets is managed by various market risk techniques such as stress testing and notional limits to limit our exposure. We generally do not hold Level 3 assets within our trading portfolios. The table on page 489 shows the movement in Level 3 financial instruments.

Stress testing

(Audited)

In recognition of the limitations of VaR, we augment it with stress testing as an integrated risk management tool to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

Stress testing is implemented at the legal entity, regional and overall Group levels. A standard set of scenarios is utilised consistently across all regions within the Group. Scenarios are tailored in order to capture the relevant events or market movements at each level. The risk appetite around potential stress losses for the Group is set and monitored against referral limits.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Representative scenarios utilised for stress testing at the regional and global levels include the following:

•

China hard landing: This scenario is designed to capture the effect of an economic slowdown in mainland China and in other emerging markets. The objective of this scenario is to quantify the impact of market reactions to an economic deterioration in Asia followed by Latin America. Under such an event, investors’ risk aversion and drops in commodity prices are assumed to affect a range of market factors. Credit spreads and yield curves would rise while stock prices would fall, particularly in the regions of focus. Emerging currencies would mostly depreciate against the US dollar.

•

US selective default: This scenario assumes that the US debt ceiling cannot be raised any higher and the US government defaults on a specific set of treasury bonds. This type of event is considered in two stages. A direct impact is assessed from missing coupons and bond principals. A secondary impact captures wider market reactions such as a sharp rise of short-term US interest rates, a widening of credit spreads, a flight to alternative safe havens to the US debt and the US dollar and a general risk aversion in emerging markets.

•

Currency de-peg: The managed peg of the Hong Kong dollar, renminbi and Middle Eastern currencies to the US dollar is assumed to break down. Wide and sudden exchange rate shocks for each currency pair are designed to capture the impact on our exposures.

Stress testing results are submitted to the GMB and Risk Management Committee (‘RMC’) meetings in order to provide senior management with an assessment of the financial effect such events would have. Risk management either provides recommendations to maintain exposures which are deemed to be acceptable or proposes mitigating actions that bring risk within our appetite.

In addition, reverse stress tests are undertaken, based upon the premise that there is a fixed loss. The stress test process identifies which scenarios lead to this loss. The rationale behind the reverse stress test is to understand scenarios which are beyond normal business settings that could have contagion and systemic implications.

Stressed VaR and stress testing, together with reverse stress testing and the management of gap risk, provide management with insights regarding the ‘tail risk’ beyond VaR. HSBC appetite for tail risk is limited.

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

Gap risk

Certain transactions are structured to render the risk to HSBC negligible under a wide range of market conditions or events. However, there exists a remote possibility that a gap event could lead to loss. A gap event could arise from a significant change in market price with no accompanying trading opportunity, with the result that the threshold is breached beyond which the risk profile changes from no risk to full exposure to the underlying structure. Such movements may occur, for example, when, in reaction to an adverse event or unexpected news announcement, the market for a specific investment becomes illiquid, making hedging impossible.

Given their characteristics, these transactions make little or no contribution to VaR or to traditional market risk sensitivity measures. We capture their risks within our stress testing scenarios and monitor gap risk on an ongoing

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

basis. We regularly consider the probability of gap loss, and fair value adjustments are booked against this risk where significant.

Gap risk derived from certain transactions in legacy portfolios remained immaterial and limits continued to be managed down during 2013. We did not incur any material gap loss in 2013.

ABS/MBS exposures

The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VaR limits as described on page 232, and are included within the stress testing scenarios described above.

Non-trading portfolios

(Audited)

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts, and the re-pricing behaviour of managed rate products.

Our control of market risk in the non-trading portfolios is based on transferring the assessed market risk of non-trading assets and liabilities created outside BSM or Markets, to the books managed by BSM, provided the market risk can be neutralised. The net exposure is typically managed by BSM through the use of fixed rate government bonds (liquid assets held in available-for-sale books) and interest rate swaps. The interest rate risk arising from fixed rate government bonds held within available-for-sale portfolios is reflected within the Group’s non-traded VaR. Interest rate swaps used by BSM are typically classified as either a fair value hedge or a cash flow hedge and are included within the Group’s non-traded VaR. Any market risk that cannot be neutralised in the market is managed by local ALCO in segregated ALCO books.

Our funds transfer pricing policies give rise to a two stage funds transfer pricing approach. For details see page 280.

Credit spread risk for available-for-sale debt instruments

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VaR. The VaR shows the effect on income from a one-day movement in credit spreads over a two-year period, calculated to a 99% confidence interval.

Available-for-sale equity securities

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

Exchange differences on structural exposures are recognised in ‘Other comprehensive income’. We use the US dollar as our presentation currency in our consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Our consolidated balance sheet is, therefore, affected by exchange differences between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Projected net interest income sensitivity figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would probably be taken by BSM or in the business units to mitigate the effect of interest rate risk. In reality, BSM seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The net interest income sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. Rates are not assumed to become negative in the ‘down-shock’ scenario which may, in certain currencies, effectively result in non-parallel shock. In addition, the net interest income sensitivity calculations take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates over which the entity has discretion in terms of the timing and extent of rate changes.

Defined benefit pension schemes

(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates (and credit risk) vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, and in certain instances trustees (who act on behalf of the pension schemes’ beneficiaries), assess these risks using reports prepared by independent external consultants, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.

HSBC Holdings

(Audited)

As a financial services holding company, HSBC Holdings has limited market risk activity. Its activities predominantly involve maintaining sufficient capital resources to support the Group’s diverse activities; allocating these capital resources across our businesses; earning dividend and interest income on its investments in our businesses; providing dividend payments to HSBC Holdings’ equity shareholders and interest payments to providers of debt capital; and maintaining a supply of short-term capital resources for deployment under extraordinary circumstances. It does not take proprietary trading positions.

The main market risks to which HSBC Holdings is exposed are interest rate risk and foreign currency risk. Exposure

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets and financial liabilities including debt capital issued. The objective of HSBC Holdings’ market risk management strategy is to reduce exposure to these risks and minimise volatility in capital resources, cash flows and distributable reserves. Market risk for HSBC Holdings is monitored by HSBC Holdings ALCO in accordance with its risk appetite statement.

HSBC Holdings uses interest rate swaps and cross currency interest rate swaps to manage the interest rate risk and foreign currency risk arising from its long-term debt issues.

Operational risk

(Unaudited)

The objective of our operational risk management is to manage and control operational risk in a cost effective manner within targeted levels of operational risk consistent with our risk appetite, as defined by the GMB.

Operational risk is organised as a specific risk discipline within Global Risk, and a formal governance structure provides oversight over its management. The Global Operational Risk function reports to the Group Chief Risk Officer and supports the Global Operational Risk and Control Committee. It is responsible for establishing and maintaining the operational risk management framework (‘ORMF’), monitoring the level of operational losses and the effectiveness of the control environment. It is also responsible for operational risk reporting at Group level, including the preparation of reports for consideration by the Risk Management Meeting and Group Risk Committee. The Global Operational Risk and Control Committee meets at least quarterly to discuss key risk issues and review the effective implementation of the ORMF.

The ORMF defines minimum standards and processes and the governance structure for the management of operational risk and internal control in our geographical regions, global businesses and global functions. The ORMF has been codified in a high level standards manual supplemented with detailed policies which describe our approach to identifying, assessing, monitoring and controlling operational risk and give guidance on mitigating action to be taken when weaknesses are identified.

Business managers throughout the Group are responsible for maintaining an acceptable level of internal control commensurate with the scale and nature of operations, and for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The ORMF helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

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

For further details, see the Pillar 3 Disclosures 2013 report, page 84.

Compliance risk

(Unaudited)

Compliance risk falls within the definition of operational risk. All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. These rules, regulations, standards and Group policies include those relating to anti-money laundering, anti-bribery and corruption, counter-terrorist and proliferation financing, sanctions compliance, conduct of business, market conduct and other financial regulations.

In 2013, HSBC transformed its existing Global Compliance team into two distinct sub-functions: Financial Crime Compliance (‘FCC’) and Regulatory Compliance (‘RC’), jointly supported by Compliance Shared Services. These are control functions working as part of our Global Risk function. They are responsible for functional resourcing decisions, performance reviews, objectives, strategy, budget and accountability. They are empowered to set standards and have the authority to ensure those standards are met. The Global Head of Financial Crime Compliance and the Global Head of Regulatory Compliance both report to the Group Chief Risk Officer.

There are compliance teams in each of the countries where we operate and in all global businesses. These compliance

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

teams are principally overseen by Heads of Financial Crime Compliance and Regulatory Compliance located in Europe, the US, Canada, Latin America, Asia-Pacific and the Middle East and North Africa. There is an Assurance team within Compliance Shared Services that reviews the effectiveness of the Regional and Global Business Compliance teams.

Global policies and procedures require the prompt identification and escalation to Global Regulatory or Financial Crime Compliance of all actual or suspected breaches of any law, rule, regulation, policy or other relevant requirement. These escalation procedures are supplemented by a requirement for the submission of compliance certificates at the half-year and year-end by all Group companies and functions detailing any known breaches as above. The contents of these escalation and certification processes are used for reporting to the Risk Management Meeting, the Group Risk Committee and the Board. They are disclosed in the Annual Report and Accounts and Interim Report, as appropriate.

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

Our Global Legal function assists management in controlling legal risk. There are legal departments in 51 of the countries in which we operate. In addition to the Group Legal function, there are regional legal functions in each of Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific headed by Regional General Counsels as well as a global General Counsel responsible for each of the global businesses.

Global security and fraud risk

(Unaudited)

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and geopolitical risk and business intelligence is fully integrated within Global Risk. This enables management to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which we operate.

The Fraud Risk function is responsible for ensuring that effective protection measures are in place against all forms of fraudulent activity, whether initiated internally or externally, and is available to support any part of the business. To achieve that and to attain the level of integration needed to face the threat, the management of all types of fraud (e.g. card fraud, non-card fraud and internal fraud, including investigations), is established within one management structure and is part of the Global Risk function.

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

The Business Continuity Planning function is responsible for ensuring that the group’s critical systems, processes and functions have the resilience to maintain continuity in the face of major disruptive events. Within this wider risk,

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Business Continuity Management covers the pre-planning for recovery, seeking to minimise the adverse effects of major business disruption, either globally, regionally or within country, against a range of actual or emerging risks. The pre-planning concentrates on the protection of customer services, our staff, revenue generation and the integrity of data and documents.

Each business and function has its own recovery plans, which are developed following the completion of a Business Impact Analysis. This determines how much time the business or function could sustain an outage before the level of losses becomes unacceptable, i.e. its criticality. These plans are reviewed and tested every year. The planning is undertaken against Group policy and standards and each business confirms in an annual compliance certificate that all have been met. Should there be exceptions, these are raised and their short-term resolution is overseen by Group and regional business continuity teams.

It is important that plans are dynamic and meet all risks, particularly those of an emerging nature such as possible pandemics and the eurozone crisis. The ORMF is used to measure our resilience to these risks, and is confirmed to Group and regional risk committees.

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

The management of systems risk is overseen globally by the HTS organisation. Oversight is provided through monthly risk management committee meetings that provide a comprehensive overview of existing top and emerging risks.

HTS line management manages the control environment over systems risks using risk and control assessments and top risk analysis. Key risk indicators are used to assure a consistent basis of risk evaluation across geographic and line of business boundaries.

Business critical services have been identified through a central, global oversight body. Quantitative scorecards called Risk Appetite Statements have been established for each of these services.

Service Resilience and Systems Continuity Planning functions are in place to ensure systems meet agreed target service levels and in the event of major disruptive events, can be recovered within recovery time objectives agreed with the business.

Vendor risk management

(Unaudited)

Our vendor risk management (‘VRM’) programme is a global framework for managing risk with third party vendors, especially where we are reliant on outsourced agreements to provide critical services to our customers. VRM contains a rigorous process to identify material contracts and their key risks and ensure controls are in place to manage and mitigate these risks.

Fiduciary risk

(Unaudited)

Business activities in which fiduciary risk is inherent should only be undertaken within designated lines of business. Fiduciary risk is managed within the designated businesses via a comprehensive policy framework and monitoring of key indicators. The Group’s principal fiduciary businesses (‘designated businesses’) are:

•	HSBC Securities Services, where it is exposed to fiduciary risk via its Funds Services and Corporate Trust and loan agency activities;

•	HSBC Global Asset Management, which is exposed to fiduciary risks via its investment management activities on behalf of clients;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	HSBC Global Private Banking, which is exposed to fiduciary risks via its Private Wealth Services division and discretionary investment management;

•	HSBC Insurance, which is exposed to fiduciary risks via the investment management activities it undertakes when providing insurance products and services; and

•	RBWM Trust Investment Wrappers, required by regulation for the provision of normal RBWM Wealth Management products and services.

The Group’s requirements for the management of fiduciary risk are laid down in the Fiduciary section of the Global Risk Functional Instruction Manual, which is owned by Global Operational Risk. No business other than the designated businesses may undertake fiduciary activities without notifying Global Operational Risk and receiving specific dispensations from the relevant Fiduciary policy requirements.

Other policies around the provision of advice, including investment advice and corporate advisory, and the management of potential conflicts of interest, also mitigate our fiduciary risks.

Risk management of insurance operations

Overview of insurance products

(Audited)

HSBC manufactures the following main classes of life insurance contracts:

•	life insurance contracts with discretionary participation features (‘DPF’);

•	credit life insurance business;

•	annuities;

•	term assurance and critical illness policies;

•	linked life insurance;

•	investment contracts with DPF;

•	unit-linked investment contracts; and

•	other investment contracts (including pension contracts written in Hong Kong).

We additionally write a small amount of non-life insurance business primarily covering personal and commercial property.

Nature and extent of risks

(Audited)

The majority of the risks in our Insurance business derive from manufacturing activities and can be categorised between financial risks and insurance risk; financial risks include market risk, credit risk and liquidity risk. Operational and sustainability risks are also present and are covered by the Group’s respective overall risk management processes.

The following sections describe how financial risks and insurance risk are managed. The assets of insurance manufacturing subsidiaries are included within the consolidated risk disclosures on pages 134 to 265, although separate disclosures in respect of insurance manufacturing subsidiaries are provided in the ‘Risk management of insurance operations’ section on pages 249 to 259.

Insurance manufacturers establish control procedures complying with the guidelines and requirements issued by Group Insurance and local regulatory requirements. Country level oversight is exercised by local risk management committees. Country Chief Risk Officers have direct reporting lines into local Insurance Chief Executive Officers and functional reporting lines into the Group Insurance Chief Risk Officer, who has overall accountability for risk management in insurance operations globally. The Group Insurance Executive Committee oversees the control framework globally and is accountable to the RBWM Risk Management Committee on risk matters.

In addition, local ALCOs monitor and review the duration and cash flow matching of insurance assets and liabilities.

All insurance products, whether manufactured internally or by a third party, are subjected to a product approval process prior to introduction.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Asset and liability matching

It is not always possible to match asset and liability durations, partly because there is uncertainty over policyholder behaviour which introduces uncertainty over the receipt of all future premiums and the timing of claims, and partly because the forecast payment dates of liabilities may exceed the duration of the longest dated investments available.

We use models to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how to best structure asset holdings to support liabilities. The scenarios include stresses applied to factors which affect insurance risk such as mortality and lapse rates. Of

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

In the product approval process, the risks embedded in new products are identified and assessed. When, for example, options and guarantees are embedded in new products, the due diligence process ensures that complete and appropriate risk management procedures are in place. For all but the simplest of guaranteed benefits the assessment is undertaken by Group Insurance. Management reviews certain exposures more frequently when markets are more volatile to ensure that any matters arising are dealt with in a timely fashion.

How the exposure to market risk is measured

Our insurance manufacturing subsidiaries monitor exposures against mandated limits regularly and report them to Group Insurance. Exposures are aggregated and reported on a quarterly basis to senior risk management forums in Group Insurance.

In addition, large insurance manufacturing subsidiaries perform a high-level monthly assessment of market risk exposure against risk appetite. This is submitted to Group Insurance and a global assessment presented to the RBWM Risk Management Committee.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

We recognise these limitations and augment our standard measures with stress tests which examine the effect of a range of market rate scenarios on the aggregate annual profits and total equity of our insurance manufacturing subsidiaries, after taking into consideration tax and accounting treatments where material and relevant. The results of these tests are reported to Group Insurance and risk committees every quarter.

The table, ‘Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors’ on page 255), indicates the sensitivity of insurance manufacturers profit and total equity to market risk factors.

Credit risk

(Audited)

Description of credit risk

Credit risk arises in two main areas for our insurance manufacturers:

(i)	risk of default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and

(ii)	risk of default by reinsurance counterparties and non-reimbursement for claims made after ceding insurance risk.

How credit risk is managed

Our insurance manufacturing subsidiaries are responsible for the credit risk, quality and performance of their investment portfolios. Our assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.

Investment credit exposures are monitored against limits by our local insurance manufacturing subsidiaries, and are aggregated and reported to Group Insurance Credit Risk and Group Credit Risk. Stress testing is performed by Group Insurance on the investment credit exposures using credit spread sensitivities and default probabilities.

We use a number of tools to manage and monitor credit risk. These include a Credit Watch Report which contains a watch-list of investments with current credit concerns and is circulated fortnightly to senior management in Group Insurance and the individual Country Chief Risk Officers to identify investments which may be at risk of future impairment.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	investing in good credit-quality investments with deep and liquid markets to the degree to which they exist;

•	monitoring investment concentrations and restricting them where appropriate, for example, by debt issues or issuers; and

•	establishing committed contingency borrowing facilities.

Each of these techniques contributes to mitigating the three types of liquidity risk described above.

Every quarter, our insurance manufacturing subsidiaries are required to complete and submit liquidity risk reports to Group Insurance for collation and review. Liquidity risk is assessed in these reports by measuring changes in expected cumulative net cash flows under a series of stress scenarios designed to determine the effect of reducing expected available liquidity and accelerating cash outflows. This is achieved, for example, by assuming new business or renewals are lower, and surrenders or lapses are greater, than expected.

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

Liabilities are affected by changes in assumptions (see ‘Sensitivity analysis’ on page 259).

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

to whom we provide financial services, conduct themselves.

Group functions with responsibility for activities that attract reputational risk are represented at the Group Reputational Risk Policy Committee (‘GRRPC’), which is chaired by the Group Chairman. The primary role of the GRRPC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Global Standards Steering Meeting for policy or procedural changes to mitigate such risk. Each of the Group’s geographical regions is required to ensure that reputational risks are also considered at a regional level, either through a special section of their respective Regional Risk Management Committee or a regional Reputational Risk Policy Committee. Minutes from the regional meetings are tabled at GRRPC.

Each of the global businesses is required to have a procedure to assess and address reputational risks potentially arising from proposed business transactions and client activity. These are supported by a central team which ensures that issues are directed to the appropriate forum, that decisions taken are implemented and that management information is collated and actions reported to senior management.

Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including environmental, social and governance matters, are considered and assessed by the Board, the GMB, the Risk Management Meeting, the Global Standards Steering Meeting, subsidiary company boards, Board committees and senior management during the formulation of policy and the establishment of our standards. These policies, which form an integral part of the internal control system (see page 364), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies set out our risk appetite and operational procedures in all areas of reputational risk, including money laundering deterrence, counter-terrorist financing, environmental impact, anti-bribery and corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between Group departments and businesses is required to ensure a strong adherence to our risk management system and our sustainability practices.

Pension risk

(Audited)

We operate a number of pension plans throughout the world, as described in Note 7 on the Financial Statements, the Pension risk section on page 260 and below. Some of them are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme (‘the principal plan’).

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Pension plans in the UK

HSBC’s largest plan exists in the UK, where the HSBC Bank (UK) Pension Scheme (‘the Scheme’) covers employees of HSBC Bank plc and certain other employees of HSBC. This comprises a funded final salary defined benefit plan (‘the principal plan’), which is closed to new entrants, and a defined contribution plan which was established in July 1996 for new employees.

The principal plan, which accounts for approximately 71% of the obligations of our defined benefit pension plans, is overseen by a corporate trustee who has a fiduciary responsibility for the operation of the pension scheme. The trustee is responsible for monitoring and managing the investment strategy and administration of scheme benefits.

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

Pension plans in Hong Kong

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC. The scheme comprises a funded defined benefit scheme and a defined contribution scheme. The defined benefit section of the scheme is a final salary lump sum scheme and therefore its exposure to longevity and interest rate risk is limited; it was closed to new members from 1999.

The trustee assumes the overall responsibility for the scheme but a management committee and a number of sub-committees have also been established. These committees have been established to broaden the governance and manage the concomitant issues. The finance and investment sub-committee review and make recommendations on  the various issues in relation to both assets and liabilities of the scheme, to the management committee.

Pension plans in North America

The HSBC North America (US) Retirement Income Plan covers all employees of HSBC Bank USA, HSBC Finance and other HSBC entities in the US who have reached the age of 21 and met the one year of service participation requirement. The Retirement Income Plan is a funded defined benefit plan which provides final average pay benefits to legacy participants and cash balance benefits to all other participants. Prior to 1 January 2013, all new employees participated in the cash balance section of the plan. With effect from 1 January 2013, it was agreed to cease all future contributions under the cash balance formula and freeze the plan. Whilst participants with existing balances will no longer accrue benefits, they will continue to receive interest credits. In November 2009, the Board of Directors of HSBC North America Holdings, Inc. (‘HNAH’) approved actions to cease all future benefit accruals for legacy participants under the final average pay formula components of the HSBC North America Retirement Income Plan with effect from 1 January 2011.

The Plan is governed by the Employee Retirement Security Act of 1974 (‘ERISA’), which regulations serve as guidance for the management of plan assets. In this regard, an investment committee (the ‘committee’) for the Plan has been established and its members have been appointed by the Chief Executive Officer as authorised by the Board of Directors of HNAH. The committee is responsible for establishing the funding policy and investment objectives supporting the Plan including allocating the assets of the Plan, monitoring the diversification of the Plan’s

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

investments and investment performance, assuring the Plan does not violate any provisions of ERISA and the appointment, removal and monitoring of investment advisers and the trustee.

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

Sustainability risk

(Unaudited)

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect this risk arises when the environmental and social effects outweigh economic benefits. Within Group Head Office, a separate function, Global Corporate Sustainability, is mandated to manage these risks globally working through local offices as appropriate. Sustainability Risk Managers have regional or national responsibilities for advising on and managing environmental and social risks.

Global Corporate Sustainability’s risk management responsibilities include:

•

formulating sustainability risk policies. This includes overseeing our sustainability risk standards, our implementation of the Equator Principles for project finance lending, and our sector-based sustainability policies covering those sectors with high environmental or social impacts (forestry, freshwater infrastructure, chemicals, energy, mining and metals, and defence-related lending); undertaking an independent review of transactions where sustainability risks are assessed to be high; and supporting our operating companies to assess similar risks of a lower magnitude;

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Capital

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory requirements.

Capital highlights

•	Core tier 1 capital ratio 13.6%, up from 12.3% in 2012, as a result of capital generation and management actions.

•	Our end point CET1 ratio 10.9%, up from 9.5% in 2012, as a result of similar drivers.

Capital overview

Capital ratios

(Unaudited)

	At 31 December
	2013	2012
	%	%

Core tier 1 ratio	13.6	12.3
Tier 1 ratio	14.5	13.4
Total capital ratio	17.8	16.1

CRD IV
Common equity tier 1 ratio (end point)[1]	10.9	9.5
Common equity tier 1 ratio (Year 1 transition)	10.8

For footnote, see page 318.

In November 2013, the Prudential Regulation Authority (‘PRA’) published its expectations in relation to capital ratios for major UK banks and building societies. These were that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a CRD IV end point definition of common equity tier 1 (‘CET1’) but after taking into account any adjustments set by the PRA to reflect the Financial Policy Committee’s (‘FPC’s) capital shortfall exercise recommendations. These include an assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights.

In addition to the above, the PRA has established a forward-looking Basel III end point CET1 target ratio post-FPC adjustments for the Group to be met by 2019. This effectively replaced the Capital Resources Floor that was set by the FSA towards the end of 2012.

In December 2013, the PRA issued its final rules on CRD IV in Policy Statement (‘PS 7/13’). This transposes the various areas of national discretion within the final CRD IV legislation into UK law that is applicable from 1 January 2014. In its final rules, the PRA did not adopt most of the transitional provisions available in CRD IV, thereby opting for an acceleration of the CRD IV end point definition of CET1. Notwithstanding this, the CRD IV transitional provisions for unrealised gains have been applied, so that unrealised gains on investment property are derecognised until 1 January 2015. As a result, our transitional ratio is slightly lower than end point.

Despite the final PRA rules, there remains continued uncertainty around the amount of capital that banks will be required to hold. This relates to the quantification and interaction of capital buffers and Pillar 2, where further PRA consultations are due in 2014. Furthermore, there are a significant number of draft and unpublished European Banking Authority (‘EBA’) technical and implementation standards due in 2014 which could potentially affect our capital position and RWAs.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements, and are well placed to meet those expected in the future.

In 2013 we managed our capital position to meet an internal target ratio of 9.5 – 10.5% on a CET1 end-point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 319.

Risk-weighted assets

RWAs by risk type

(Unaudited)

	At 31 December
	2013 US$m	2012 US$m

Credit risk	864,300	898,416
Standardised approach	329,464	374,469
IRB foundation approach	13,612	10,265
IRB advanced approach	521,224	513,682

Counterparty credit risk	45,731	48,319
Standardised approach[2]	3,583	2,645
IRB approach	42,148	45,674

Market risk	63,416	54,944
Operational risk	119,206	122,264

Total	1,092,653	1,123,943

Of which:
Run-off portfolios	104,869	145,689
Legacy credit in GB&M	26,348	38,587
US CML and Other	78,521	107,102
Card and Retail Services[3]	1,143	6,858

For footnotes, see page 318.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk RWAs

(Unaudited)

	At 31 December
	2013 US$m	2012 US$m

VaR	4,870	7,616
Stressed VaR	9,402	11,048
Incremental risk charge	23,088	11,062
Comprehensive risk measure	2,626	3,387
Other VaR and stressed VaR	12,231	11,355

Internal model based	52,217	44,468

PRA standard rules	11,199	10,476

	63,416	54,944

RWAs by global businesses

(Unaudited)

	At 31 December
	2013 US$bn	2012 US$bn
Retail Banking and Wealth Management	233.5	276.6
Commercial Banking	391.7	397.0
Global Banking and Markets	422.3	403.1
Global Private Banking	21.7	21.7
Other	23.5	25.5

Total	1,092.7	1,123.9

RWAs by geographical regions4

(Unaudited)

	At 31 December
	2013 US$bn	2012 US$bn

Total	1,092.7	1,123.9

Europe	300.1	314.7
Hong Kong	138.3	111.9
Rest of Asia-Pacific	292.4	302.2
MENA	62.5	62.2
North America	223.8	253.0
Latin America	89.5	97.9

For footnote, see page 318.

Credit risk RWAs

(Unaudited)

Credit risk RWAs are calculated using three approaches as permitted by the PRA. For consolidated Group reporting we have adopted the advanced IRB approach for the majority of our business, with a small proportion on the foundation IRB approach and the remaining portfolios being on the standardised approach.

Standardised approach RWAs

For portfolios treated under the standardised approach, credit risk RWAs reduced by US$45bn of which US$2.7bn was due to foreign exchange movements. The reduction was primarily due to the reclassification of Industrial Bank from an associate to a financial investment. As a result, the holding was removed from the regulatory consolidation of RWAs and the investment was deducted from capital, resulting in a year-on-year reduction in RWAs of US$39.2bn. This was partly offset by loan growth in Bank of Communications, increasing RWAs by US$14.5bn.

The disposal of operations in Latin America, reduced RWAs by US$6.2bn, although this was partly offset by RWA growth of US$3.7bn in Brazil, mainly driven by corporate term lending and trade finance growth in GB&M and CMB.

RWAs reduced by US$1.2bn in the Middle East and North Africa, mainly driven by reductions in CMB in the UAE and Oman of US$2.2bn, although this was partly offset by growth in our associate, The Saudi British Bank, of US$1.1bn.

During the year there were changes in approach for several portfolios:

•

In Europe, income producing real estate portfolios in CMB, GPB and GB&M were moved from the standardised approach to the IRB slotting approach, reducing RWAs on the standardised approach by US$15.1bn and increasing RWAs on the IRB approach by US$13.4bn. In addition, as a result of a business restructuring, a GB&M corporate portfolio was moved to the IRB approach, reducing RWAs on the standardised approach by US$3.8bn and increasing RWAs on the IRB approach by US$2.4bn.

•

In North America, commercial real estate portfolios in CMB and GB&M were moved from IRB to the standardised approach, increasing RWAs on the standardised approach by US$6.7bn and reducing RWAs on the IRB approach by US$3.1bn.

•

In Hong Kong and Rest of Asia-Pacific, corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements and these were moved temporarily to the standardised approach, increasing RWAs on the standardised approach by US$7.0bn and reducing RWAs on the IRB approach by US$6.3bn.

IRB approach RWAs

Credit risk RWA movements by key driver for portfolios treated under the IRB approach are set out in the tables on pages 302 and 303. For the basis of preparation, see the Appendix to Capital on page 319.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Foreign exchange movements reduced RWAs under the IRB approach by US$4.6bn; the discussion of the remaining drivers excludes the effects of foreign currency translation.

Acquisitions and disposals

Disposals reduced Group IRB RWAs by US$11.8bn. In line with our objectives to accelerate the run-off of the US CML portfolio there were sales of non-real estate and personal homeowner loans with an RWA reduction of US$8.2bn in North America RBWM. Additional sales of defaulted mortgage exposures for the US CML portfolio, which do not generate RWAs, also had a beneficial impact on the capital position through lower deductions for regulatory expected losses in North America.

The sale of the HFC Bank UK secured loan portfolio in Europe RBWM reduced RWAs by US$1.4bn. In Latin America GB&M, the disposal of our businesses in Panama, Peru and Paraguay, reduced RWAs by US$1.7bn.

Book size

Movements in the size of the book increased Group IRB RWAs by US$14.3bn. Growth in Hong Kong and Rest of Asia-Pacific for CMB and GB&M, mainly driven by corporate term and trade-related lending and trade finance business, resulted in an RWA increase of US$14.5bn, with a further increase of US$1.8bn relating to higher institutional exposures. In Hong Kong RBWM, credit card and unsecured lending portfolio growth resulted in an increase in RWAs of US$1.2bn.

Corporate exposure growth in Europe CMB and GB&M increased RWAs by US$2.1bn, while reductions for securitisation exposures resulted in a reduction in RWAs of US$1.4bn in Europe, reflecting sales and the amortisation of assets, mainly in the GB&M legacy credit portfolio. North America RBWM balance reductions reduced RWAs by US$14bn, primarily from the continued run-off of the US CML retail mortgage portfolio. In North America CMB, corporate lending growth resulted in an increase in RWAs of US$3.2bn.

Sovereign exposure growth increased RWAs by US$4.3bn, mainly in Rest of Asia-Pacific, Middle East and North Africa and Hong Kong.

Book quality

Movements in the quality of the book reduced Group IRB RWAs by US$6.0bn. In the US CML retail mortgage portfolio, accounts moving into default reduced RWAs by US$4.2bn in RBWM. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital.

Book quality movements in Europe GB&M were mainly the result of credit quality changes for securitisation exposures, reducing RWAs by US$4.5bn and partly reflecting the effect of exposures moving from RWAs to capital deductions. There was a reduction in RWAs of US$3.2bn from favourable shifts in corporate and institutional portfolio quality in Europe GB&M. There were further movements in book quality in Europe, including a US$5.3bn RWA management overlay applied for corporate exposures in CMB and GB&M in response to increased loss rates and in advance of model recalibration. In Europe RBWM, RWAs reduced by US$1.7bn on retail mortgage and credit card portfolios, mainly reflecting favourable changes in customer risk and the risk distribution in these portfolios.

In Hong Kong, changes in book quality for GB&M and CMB corporate customers increased RWAs by US$4.7bn, mainly due to adverse movements in customer credit standing, partly offset by favourable shifts in loss given default metrics and the risk distribution of the portfolio. In Hong Kong RBWM, improvements in the quality of the credit card and unsecured lending portfolio reduced RWAs by US$0.5bn.

RWA movements from adverse internal rating changes for sovereign exposures in Middle East and North Africa and Hong Kong were broadly offset by favourable changes in North America.

Model updates

Model updates increased Group IRB RWAs by US$11.5bn. In Europe, income producing real estate portfolios in CMB, GPB and GB&M were moved on to the IRB slotting approach, reducing RWAs on the standardised approach by US$15.1bn and increasing them on the IRB approach by US$13.4bn. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital. Further updates included the implementation of a new corporate exposure model, reducing RWAs in Europe GB&M by US$2.3bn, with lower credit conversion factors that are more reflective of historical experience.

Methodology and policy

Methodology and policy updates increased Group IRB RWAs by US$7.5bn. In Hong Kong and Rest of Asia-Pacific, corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements, and these were moved

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

temporarily to the standardised approach, increasing standardised RWAs by US$7.0bn and reducing RWAs on the IRB approach by US$6.3bn. In Europe CMB, business restructuring enabled the application of a retail approach to the management of a portfolio of SME customers, reducing RWAs by US$0.8bn.

Sovereign exposures were a key driver of external methodology and policy RWA movements in GB&M across a number of regions. On implementation of the PRA-determined 45% loss given default floor, RWAs increased by US$19bn, mainly in North America, Hong Kong and Rest of Asia-Pacific.

In North America, commercial real estate portfolios in CMB and GB&M were moved on to the standardised approach as required by the PRA, increasing standardised RWAs by US$6.7bn and reducing RWAs on the IRB approach by US$3.1bn, as reflected in external methodology updates.

RWA movement by geographical regions by key driver – credit risk – IRB only5

(Unaudited)

	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	MENA US$bn	North America US$bn	Latin America US$bn	Total US$bn

RWAs at 1 January 2013	150.7	70.2	92.1	12.6	187.1	11.2	523.9

Foreign exchange movement	3.3	–	(4.5)	(0.5)	(1.9)	(1.0)	(4.6)
Acquisitions and disposals	(1.5)	–	–	–	(8.6)	(1.7)	(11.8)
Book size	2.1	11.0	10.2	1.4	(10.6)	0.2	14.3
Book quality	(1.5)	5.6	(0.3)	1.3	(10.8)	(0.3)	(6.0)
Model updates	11.6	–	–	0.1	(0.2)	–	11.5
Portfolios moving onto IRB approach	13.4	–	–	–	–	–	13.4
New/updated models	(1.8)	–	–	0.1	(0.2)	–	(1.9)

Methodology and policy	2.2	(1.0)	(0.4)	0.1	6.5	0.1	7.5
Internal updates	(0.2)	(5.0)	(2.8)	0.1	(0.6)	0.1	(8.4)
External updates	2.4	4.0	2.4	–	7.1	–	15.9

Total RWA movement	16.2	15.6	5.0	2.4	(25.6)	(2.7)	10.9

RWAs at 31 December 2013	166.9	85.8	97.1	15.0	161.5	8.5	534.8

RWAs at 1 January 2012	156.5	68.0	82.3	12.9	254.5	12.0	586.2

Foreign exchange movement	4.7	0.1	0.8	(0.2)	0.7	0.1	6.2
Acquisitions and disposals	–	–	(0.1)	(0.7)	(40.3)	(0.9)	(42.0)
Book size	(1.8)	3.6	5.4	1.0	(7.6)	(0.6)	–
Book quality	(6.6)	1.5	(1.1)	(0.3)	(17.9)	0.1	(24.3)
Model updates	0.4	–	–	0.1	–	–	0.5
Portfolios moving onto IRB approach	1.4	–	–	0.1	–	–	1.5
New/updated models	(1.0)	–	–	–	–	–	(1.0)

Methodology and policy	(2.5)	(3.0)	4.8	(0.2)	(2.3)	0.5	(2.7)
Internal updates	(1.3)	(3.0)	4.8	(0.2)	(2.3)	0.5	(1.5)
External updates	(1.2)	–	–	–	–	–	(1.2)

Total RWA movement	(5.8)	2.2	9.8	(0.3)	(67.4)	(0.8)	(62.3)

RWAs at 31 December 2012	150.7	70.2	92.1	12.6	187.1	11.2	523.9

For footnote, see page 318.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

RWA movement by global businesses by key driver – credit risk – IRB only5

(Unaudited)

	Retail Banking and Wealth Management US$bn	Commercial Banking US$bn	Global Banking and Markets US$bn	Global Private banking US$bn	Other US$bn	Total US$bn

RWAs at 1 January 2013	163.1	169.0	177.7	9.6	4.5	523.9
Foreign exchange movement	(0.4)	(1.5)	(2.7)	0.1	(0.1)	(4.6)
Acquisitions and disposals	(10.1)	(0.1)	(1.6)	–	–	(11.8)
Book size	(12.7)	14.5	13.5	(0.7)	(0.3)	14.3
Book quality	(6.4)	3.5	(3.4)	0.3	–	(6.0)
Model updates	(0.2)	10.1	(1.0)	2.6	–	11.5
Portfolios moving onto IRB approach	–	10.0	0.8	2.6	–	13.4
New/updated models	(0.2)	0.1	(1.8)	–	–	(1.9)

Methodology and policy	(2.3)	(6.0)	16.0	(1.3)	1.1	7.5
Internal updates	(2.3)	(3.4)	(0.6)	(2.1)	–	(8.4)
External updates	–	(2.6)	16.6	0.8	1.1	15.9

Total RWA movement	(32.1)	20.5	20.8	1.0	0.7	10.9

RWAs at 31 December 2013	131.0	189.5	198.5	10.6	5.2	534.8

For footnote, see page 318.

Counterparty credit risk and market risk RWAs

(Unaudited)

Portfolio movements for the modelled approaches to  market risk and counterparty credit risk (‘CCR’) RWAs are outlined in the tables below.

RWA movement by key driver – counterparty credit risk –

IRB only

(Unaudited)

	2013 US$bn	2012 US$bn

RWAs at 1 January	45.7	50.6

Book size	(0.9)	(0.8)
Book quality	(2.7)	0.1
Model updates	–	(0.2)
Methodology and policy	0.1	(4.0)
Internal updates	0.1	(4.0)
External updates	–	–

Total RWA movement	(3.5)	(4.9)

RWAs at 31 December	42.2	45.7

CCR RWAs calculated on the IRB approach reduced by US$3.5bn in 2013. Book quality movements drove a reduction in RWAs of US$2.7bn due to an improvement in the credit standing of counterparties. Book size decreased by US$0.9bn, due to lower exposures across most regions as trades matured and volumes reduced.

CCR RWAs on the standardised approach increased by US$0.9bn, mainly due to higher balance sheet exposures on foreign exchange derivatives with corporate counterparties in Brazil.

RWA movement by key driver – market risk – internal model based

(Unaudited)

	2013 US$bn	2012 US$bn

RWAs at 1 January	44.5	54.7

Foreign exchange movement and other	–	(0.4)
Movement in risk levels	(14.5)	(7.4)
Model updates	17.6	–
Methodology and policy	4.6	(2.4)
Internal updates	4.6	(2.4)
External updates	–	–

Total RWA movement	7.7	(10.2)

RWAs at 31 December	52.2	44.5

Market risk RWA increases of US$7.7bn, for internally modelled exposures, were mainly due to model updates in relation to the incremental risk charge (‘IRC’) which increased RWAs by US$17.3bn. In 2013, the IRC model was updated to account more explicitly for stressed conditions. Key input parameters were calibrated to a stressed period and further granularity in parameters were introduced to better represent the risk profile. This led to a one-off increase in the IRC requirement which is reflected in the current year. As part of the model oversight, the IRC model will be periodically recalibrated to accurately capture the risk profile in a stressed environment. Further RWA increases of US$4.6bn were due to changes in the stressed VaR period and internal methodology updates relating to a change in the basis of consolidation for modelled

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

market risk charges as a result of clarification of the regulatory rules.

The movement in risk levels, reducing RWAs by US$14.5bn, was due to reductions in positions sensitive to the IRC and changes in the shape of the trading portfolio due to defensive positions taken by the Equity and Foreign Exchange businesses in GB&M, leading to a lower stressed VaR and VaR.

Operational risk RWAs

(Unaudited)

The reduction in Group-level operational risk RWAs of US$3.1bn was driven by the decrease in North America of US$6.4bn, mainly due to the acceleration of the amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012. This was partly offset by RWA growth in Hong Kong of US$1.5bn and Rest of Asia-Pacific of US$1.2bn due to a higher three-year average operating income from increased loans and advances.

Movement in total regulatory capital in 2013

(Audited)

Source and application of total regulatory capital

	At 31 December
	2013 US$m	2012 US$m

Movement in total regulatory capital
(Audited)
Opening core tier 1 capital	138,789	122,496
Contribution to core tier 1 capital from profit for the year	17,124	17,827
Consolidated profits attributable to shareholders of the parent company	16,204	14,027
Removal of own credit spread net of tax	920	3,800

Net dividends	(6,987)	(5,613)
Dividends	(9,510)	(8,042)
Add back: shares issued in lieu of dividends	2,523	2,429

Decrease in goodwill and intangible assets deducted	535	1,686
Ordinary shares issued	297	594
Foreign currency translation differences	(1,294)	989
Other, including regulatory adjustments	587	810

Closing core tier 1 capital	149,051	138,789

Opening other tier 1 capital	12,259	17,094
Hybrid capital securities redeemed	(1,239)	(776)
Unconsolidated investments	(2,004)	(4,120)
Other, including regulatory adjustments	88	61

Closing tier 1 capital	158,155	151,048

Opening tier 2 capital	29,758	30,744
Unconsolidated investments	6,447	264
Issued tier 2 capital securities net of redemptions	1,609	(1,483)
Other, including regulatory adjustments	(1,960)	233

Closing total regulatory capital	194,009	180,806

We complied with the PRA’s capital adequacy requirements throughout 2012 and 2013. Internal capital generation contributed US$10.1bn to core tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of dividends. The table below sets out the composition of our capital under the regulatory requirements in application at 31 December 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Capital structure

Composition of regulatory capital

(Audited)

		At 31 December
	Ref	2013 US$m	2012 US$m

Tier 1 capital
Shareholders’ equity		173,449	167,360
Shareholders’ equity per balance sheet[6]	a	181,871	175,242
Preference share premium	b	(1,405)	(1,405)
Other equity instruments	c	(5,851)	(5,851)
Deconsolidation of special purpose entities[7]	a	(1,166)	(626)

Non-controlling interests		4,955	4,348
Non-controlling interests per balance sheet	d	8,588	7,887
Preference share non-controlling interests	e	(2,388)	(2,428)
Non-controlling interests transferred to tier 2 capital	f	(488)	(501)
Non-controlling interests in deconsolidated subsidiaries	d	(757)	(610)

Regulatory adjustments to the accounting basis		480	(2,437)
Unrealised losses on available-for-sale debt securities[8]		2,595	1,223
Own credit spread		1,037	112
Defined benefit pension fund adjustment[9]	g	(518)	(469)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities		(2,755)	(3,290)
Cash flow hedging reserve		121	(13)

Deductions		(29,833)	(30,482)
Goodwill and intangible assets	h	(25,198)	(25,733)
50% of securitisation positions		(1,684)	(1,776)
50% of tax credit adjustment for expected losses		151	111
50% of excess of expected losses over impairment allowances	i	(3,102)	(3,084)

Core tier 1 capital		149,051	138,789

Other tier 1 capital before deductions		16,110	17,301
Preference share premium	b	1,405	1,405
Preference share non-controlling interests	e	2,388	2,428
Hybrid capital securities	j	12,317	13,468

Deductions		(7,006)	(5,042)
Unconsolidated investments[10]		(7,157)	(5,153)
50% of tax credit adjustment for expected losses		151	111

Tier 1 capital		158,155	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions		47,812	48,231
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities		2,755	3,290
Collective impairment allowances	k	2,616	2,717
Perpetual subordinated debt	l	2,777	2,778
Term subordinated debt	m	39,364	39,146
Non-controlling interests in tier 2 capital	f	300	300

Total deductions other than from tier 1 capital		(11,958)	(18,473)
Unconsolidated investments[10]		(7,157)	(13,604)
50% of securitisation positions		(1,684)	(1,776)
50% of excess of expected losses over impairment allowances	i	(3,102)	(3,084)
Other deductions		(15)	(9)

Total regulatory capital		194,009	180,806

For footnotes, see page 318.

The references (a) – (m) identify balance sheet components on page 307 which are used in the calculation of regulatory capital.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Regulatory impact of management actions

(Unaudited)

	At 31 December
	Risk- weighted assets	Core tier 1 capital	Tier 1 capital	Total regulatory capital

2012
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

Regulatory and accounting consolidations

(Unaudited)

The basis of consolidation for the purpose of financial accounting under IFRSs, described in Note 1 on the Financial Statements, differs from that used for regulatory purposes as described in ‘Structure of the regulatory group’ on page 12 of the Pillar 3 Disclosures 2013 report. The table below provides a reconciliation of the balance sheet from the financial accounting to the regulatory scope of consolidation.

It is the regulatory balance sheet, and not the financial accounting balance sheet, which forms the basis for the calculation of regulatory capital requirements.

Interests in associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and deducted from regulatory capital. The regulatory consolidation does not include Special Purpose Entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

Entities in respect of which the basis of consolidation for financial accounting purposes differs from that used for regulatory purposes can be found in table 3 of the Pillar 3 Disclosures 2013 report.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation

(Unaudited)

		At 31 December 2013
	Ref	Accounting balance sheet US$m	Decon- solidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m

Assets
Trading assets		303,192	32	1,686	304,910
Loans and advances to customers of which:		1,080,304	(13,182)	110,168	1,177,290
– impairment allowances on IRB portfolios	i	(9,476)	–	–	(9,476)
– impairment allowances on standardised portfolios	k	(5,667)	–	(2,465)	(8,132)

Financial investments		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities		–	9,135	–	9,135
Interests in associates and joint ventures		16,640	–	(15,982)	658
of which:
– positive goodwill on acquisition	h	608	–	(593)	15

Goodwill and intangible assets	h	29,918	(5,369)	631	25,180
Other assets		815,339	(37,634)	57,477	835,182
of which:
– goodwill and intangible assets of disposal groups held for sale	h	3	–	–	3
– retirement benefit assets	g	2,140	–	–	2,140
– impairment allowances on assets held for sale		(111)	–	–	(111)
of which:
– IRB portfolios	i	–	–	–	–
– standardised portfolios	k	(111)	–	–	(111)

Total assets		2,671,318	(99,698)	185,410	2,757,030

Liabilities and equity
Deposits by banks		129,212	(193)	33,296	162,315
Customer accounts		1,482,812	(711)	142,924	1,625,025
Trading liabilities		207,025	(129)	161	207,057
Financial liabilities designated at fair value		89,084	(13,471)	–	75,613
of which:
– term subordinated debt included in tier 2 capital	m	18,230	–	–	18,230
– hybrid capital securities included in tier 1 capital	j	3,685	–	–	3,685

Debt securities in issue		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities	g	2,931	(11)	56	2,976
Subordinated liabilities		28,976	2	2,961	31,939
of which:
– hybrid capital securities included in tier 1 capital	j	2,873	–	–	2,873
– perpetual subordinated debt included in tier 2 capital	l	2,777	–	–	2,777
– term subordinated debt included in tier 2 capital	m	23,326	–	–	23,326

Other liabilities		436,739	(73,570)	4,991	368,160
of which:
– contingent liabilities and contractual commitments		177	–	–	177
of which:
– credit-related provisions on IRB portfolios	i	155	–	–	155
– credit-related provisions on standardised portfolios	k	22	–	–	22

Total shareholders’ equity	a	181,871	(1,166)	–	180,705
of which:
– other equity instruments included in tier 1 capital	c, j	5,851	–	–	5,851
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405

Non-controlling interests	d	8,588	(757)	–	7,831
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,388	–	–	2,388
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f,m	188	–	–	188

Total liabilities and equity		2,671,318	(99,698)	185,410	2,757,030

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation (continued)

(Unaudited)

		At 31 December 2012
	Ref	Accounting balance sheet US$m	Decon- solidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m

Assets
Trading assets		408,811	(144)	1,477	410,144
Loans and advances to customers of which:		997,623	(11,957)	119,698	1,105,364
– impairment allowances on IRB portfolios	i	(10,255)	–	–	(10,255)
– impairment allowances on standardised portfolios	k	(5,857)	–	(2,726)	(8,583)

Financial investments		421,101	(50,256)	33,110	403,955
Capital invested in insurance and other entities		–	8,384	–	8,384
Interests in associates and joint ventures		17,834	–	(17,127)	707
of which:
– positive goodwill on acquisition	h	670	–	(640)	30

Goodwill and intangible assets	h	29,853	(4,983)	687	25,557
Other assets		817,316	(34,672)	82,469	865,113
of which:
– goodwill and intangible assets of disposal groups held for sale	h	146	(117)	–	29
– retirement benefit assets	g	2,846	–	–	2,846
– impairment allowances on assets held for sale		(703)	–	–	(703)
of which:
– IRB portfolios	i	(691)	–	–	(691)
– standardised portfolios	k	(12)	–	–	(12)

Total assets		2,692,538	(93,628)	220,314	2,819,224

Liabilities and equity
Deposits by banks		107,429	(202)	51,296	158,523
Customer accounts		1,340,014	(652)	158,631	1,497,993
Trading liabilities		304,563	(131)	119	304,551
Financial liabilities designated at fair value		87,720	(12,437)	–	75,283
of which:
– term subordinated debt included in tier 2 capital	m	16,863	–	–	16,863
– hybrid capital securities included in tier 1 capital	j	4,696	–	–	4,696

Debt securities in issue		119,461	(11,390)	1,888	109,959
Retirement benefit liabilities	g	3,905	(21)	52	3,936
Subordinated liabilities		29,479	3	2,953	32,435
of which:
– hybrid capital securities included in tier 1 capital	j	2,828	–	–	2,828
– perpetual subordinated debt included in tier 2 capital	l	2,778	–	–	2,778
– term subordinated debt included in tier 2 capital	m	23,873	–	–	23,873

Other liabilities		516,838	(67,562)	5,375	454,651
of which:
– contingent liabilities and contractual commitments		301	–	–	301
of which:
– credit-related provisions on IRB portfolios	i	267	–	–	267
– credit-related provisions on standardised portfolios	k	34	–	–	34

Total shareholders’ equity	a	175,242	(626)	–	174,616
of which:
– other equity instruments included in tier 1 capital	c, j	5,851	–	–	5,851
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405

Non-controlling interests	d	7,887	(610)	–	7,277
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,428	–	–	2,428
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f,m	201	–	–	201

Total liabilities and equity		2,692,538	(93,628)	220,314	2,819,224
The references (a) – (m) identify balance sheet components which are used in the calculation of regulatory capital on page 305.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Basel III implementation and CRD IV

(Unaudited)

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

In December 2013, the PRA issued its final rules on CRD IV in PS 7/13, which transposes the various areas of national discretion within the final CRD IV legislation in the UK. Despite these final PRA rules further PRA consultations are due in 2014 for CRD IV capital buffers and Pillar 2.

In addition, many technical standards and guidelines have been issued by the EBA in draft form for consultation or are pending publication in 2014. These must be adopted by the European Commission to become legally enforceable, which provides further uncertainty as to the capital requirements under CRD IV.

Following publication of the final CRD IV rules and UK national discretions, in order to provide transparency to the way we manage our transition to Basel III under CRD IV, we set out information for investors on the estimated effects of these rules on our CET1 capital position in the table on page 310.

This is supplemented by a table on page 311 which presents a reconciliation of our reported core tier 1 capital and RWAs to our estimated CET1 end point capital and estimated RWAs at 31 December 2013. The position at 31 December 2013 is compared with that at 31 December 2012, where the estimated effect was based on the earlier July 2011 draft CRD IV text. The capital position is presented on an end-point definition of CET1 capital, applying all deductions and regulatory adjustments to CET1 capital in full, as they would apply at the end of the transitional period.

The tables quantify the capital and RWA impacts currently known and are based on our interpretation of the final CRD IV regulation and final rules issued by PRA, as supplemented by regulatory guidance.

The effects of draft EBA standards are not captured in our numbers. These could have additional, potentially significant effects on our capital position and RWAs.

For the detailed basis of preparation, see the Appendix to Capital, page 324.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis

(Unaudited)

At 31 December 2013 US$m

Shareholders’ equity	164,057
Shareholders’ equity per balance sheet[6]	181,871
Foreseeable interim dividend	(3,005)
Preference share premium	(1,405)
Other equity instruments	(5,851)
Deconsolidation of special purpose entities[7]	(1,166)
Deconsolidation of insurance entities	(6,387)

Non-controlling interests	3,644
Non-controlling interests per balance sheet	8,588
Preference share non-controlling interests	(2,388)
Non-controlling interests transferred to tier 2 capital	(488)
Non-controlling interests in deconsolidated subsidiaries	(757)
Surplus non-controlling interest disallowed in CET1	(1,311)

Regulatory adjustments to the accounting basis	782
Own credit spread[11]	1,112
Debit valuation adjustment	(451)
Cash flow hedging reserve	121

Deductions	(35,969)
Goodwill and intangible assets	(24,899)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(680)
Defined benefit pension fund assets	(1,731)
Additional valuation adjustment (referred to as PVA)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)	(677)
Excess of expected losses over impairment allowances	(5,976)

Common equity tier 1 capital	132,514

Transitional adjustment:
Unrealised gains arising from revaluation of property	(1,281)

Common equity tier 1 capital on year 1 transitional basis	131,233

For footnotes, see page 318.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. This results in a cost to our transitional CET1 ratio, corresponding to the treatment of unrealised gains on investment property, which are only capable of being recognised in CET1 capital from 1 January 2015.

For tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, banks should maintain a Pillar 1 tier 1 buffer of 1.5% of RWAs and a tier 2 buffer of 2.0% of RWAs. Going forward, as the grandfathering provisions fall away, we intend to meet these buffers in an economic manner by issuing non-equity capital as necessary. At 31 December 2013, the Group had US$11.7bn of CRD IV compliant, non-equity capital instruments and US$37.8bn of non-equity capital instruments qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

For a full disclosure of the CET1, tier 1 and total capital position on a ‘transitional basis’ at 31 December 2013, see Appendix III of the Pillar 3 Disclosures 2013 report.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of current rules to CRD IV end point rules

(Unaudited)

	Final text At 31 December 2013		July 2011 text[1] At 31 December 2012
	RWAs US$m	Capital US$m	RWAs US$m	Capital US$m

Reported core tier 1 capital under the current regime		149,051		138,789

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment
Foreseeable interim dividend		(3,005)		–
Deconsolidation of insurance undertakings in reserves		(6,387)		–
Surplus non-controlling interest disallowed in CET1		(1,311)		(2,299)
Debit valuation adjustment		(451)		(372)
Own credit spread on trading liabilities		75		–
Removal of filters under current regime:
– unrealised losses on available-for-sale debt securities		(2,595)		(1,223)
– unrealised gains on available-for-sale equities		1,474		2,088
– reserves arising from revaluation of property		1,281		1,202
Deferred tax liabilities on intangibles		299		267
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)		(680)		(456)
Defined benefit pension fund liabilities		(1,213)		(1,596)
Additional valuation adjustment (referred to as PVA)		(2,006)		(1,720)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)		(677)		(1,322)
Excess of expected losses over impairment allowances deducted 100% from CET1		(2,874)		(3,084)
Removal of 50% of tax credit adjustment for expected losses		(151)		(111)
Securitisations positions risk-weighted under CRD IV		1,684		1,776
Deductions under threshold approach
Amount exceeding the 10% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(6,097)
Amount in aggregate exceeding the 15% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(2,029)
– deferred tax assets		–		(1,310)

Estimated CET1 capital under CRD IV		132,514		122,503

Reported total RWAs	1,092,653		1,123,943

Changes to capital requirements introduced by CRD IV
Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight	38,713		45,940
Credit valuation adjustment	30,726		60,360
Securitisation positions and free deliveries risk-weighted under CRD IV	42,288		44,513
Other movements	10,559		17,099

Estimated total RWAs under CRD IV	1,214,939		1,291,855

Estimated CET1 ratio		10.9%		9.5%

Estimated regulatory impact of management actions
Management actions completed in 2013:
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment			(38,880)	(2,150)
Completion of the second tranche of the disposal of Ping An			3,522	9,393

Estimated total after management actions completed in 2013			1,256,497	129,746

Estimated CET1 ratio after management actions completed in 2013				10.3%

For footnote, see page 318.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The main effect of the CRD IV final rules compared with those at 31 December 2012, when the estimated impact was based on the earlier July 2011 draft text, is detailed below.

To effect the deduction of significant investments in insurance companies from CET1, consistent with the treatment in our Interim Report 2013, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules set out in PS 7/13. The change in treatment had a negative capital impact of US$6.4bn on our reserves and resulted in the value of our ‘significant investments in CET1 capital of banks, financial institutions and insurance’ falling below the threshold amounts for deduction.

The estimated amount of capital deduction for non-significant (or ‘immaterial’) holdings of financial sector entities has changed upon finalisation of the CRD IV text.

At 31 December 2012, we quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV text around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year.

For our interim results, following confirmation of the legislation, we changed the basis of presentation of the CRD IV estimated capital position, to reflect further regulatory clarification and the anticipated impact of management actions that while contemplated at that time, could not be concluded ahead of final rules. Consequently, the presentation of the capital position at 31 December 2012 was changed to take into account the effect of those management actions on immaterial holdings.

At 31 December 2013, following evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities. These measures have brought our net long position below the deduction threshold.

The EBA’s publication of their final draft regulatory technical standards (‘RTS’) on ‘Own Funds – Part III’ on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from the initial consultation and is still due for consideration and adoption by the European Commission. We are monitoring developments and depending upon the final standard we will consider the effect, together with any further management actions.

Our CET1 capital ratio at 31 December 2013 was reduced by US$3bn to reflect our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation to reflect CRD IV final rules.

A notable change compared with our 31 December 2012 estimates relates to the CVA risk capital charge, which decreased to US$30.7bn, mainly as a result of the introduction of exemptions under the final CRD IV rules.

Other movements in our RWAs include residual credit risk items following the finalisation of the rules and their respective systems implementation. The latter will continue as future regulatory proposals are published in finalised form.

For a detailed description of the items above, see the Appendix to Capital, page 324.

Leverage ratio

(Unaudited)

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

Basel III provides for a transitional period for the introduction of this ratio, comprising a supervisory monitoring period that started in 2011 and a parallel run period from January 2013 to January 2017. The parallel run will be used to assess whether the proposed minimum ratio of 3% is appropriate, with a view to migrating to a Pillar 1 requirement from 1 January 2018.

In November 2013, the PRA issued a supervisory statement on leverage and capital ratios which requires major UK banks from 1 January 2014 to meet a 3% CRD IV end point tier 1 leverage ratio but after taking deductions to reflect the FPC’s assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

calculation of risk weights, as published previously in June 2013.

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with the public disclosure requirements applicable from 1 January 2015. Under CRD IV, the final calibration and legislative proposals are expected to be determined following a review of the revised Basel proposals and the basis of the EBA’s assessment of the impact and effectiveness of the leverage ratio during a monitoring period from 1 January 2014 until 30 June 2016.

Monitoring leverage has been part of HSBC’s regulatory reporting since December 2010. From the 2012 year end, ahead of the Basel III disclosure timeline, UK banks were required by the PRA to disclose an estimated leverage ratio at year-end and mid-year, using a hybrid of Basel III and CRD IV rules.

In January 2014, the PRA issued a letter to major UK banks setting out the approach to be taken for calculating the leverage ratio for year-end 2013 Pillar 3 disclosures. This confirmed that the calculation of the leverage ratio is conceptually unchanged and will continue to be based on a hybrid of Basel III and CRD IV basis. The numerator is now calculated using the final CRD IV end point tier 1 (rather than draft) capital definition. The calculation of the exposure measure will continue to be based on the December 2010 Basel III text.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee’s final proposals on the Basel III leverage ratio. However, the CRD IV basis is expected to be aligned to Basel during 2014.

For a detailed basis of preparation of the leverage ratio, see the Appendix to Capital, page 328.

Estimated leverage ratio

(Unaudited)

PRA- prescribed basis US$bn

At 31 December 2013
Total assets per financial balance sheet	2,671

Adjustment to reverse netting of loans and deposits allowable under IFRS	93

Reversal of the accounting values:	(482)
Derivatives	(282)
Repurchase agreement and Securities finance	(200)

Replaced with regulatory values:	386
Derivatives	239
Repurchase agreement and Securities finance	147

Addition of off balance sheet commitments and guarantees:	388
Guarantees and contingent liabilities	85
Commitments	295
Other	8

Exclusion of items already deducted from the capital measure	(28)

Exposure measure after regulatory adjustments	3,028

Tier 1 capital under CRD IV (end point)	133

Estimated leverage ratio (end point)	4.4%

Tier 1 capital under CRD IV (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	149

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	4.9%

At 31 December 2012
Estimated leverage ratio (end point)	4.2%

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	4.8%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Future developments

(Unaudited)

UK regulatory update

The UK financial services regulatory structure has undergone substantial reform following the abolition of the FSA and the establishment of three new regulatory bodies on 1 April 2013. These three bodies comprise the FPC, a committee of the Bank of England, the PRA, a subsidiary of the Bank of England and the Financial Conduct Authority (‘FCA’).

The PRA and the FCA are the supervisors inheriting the majority of the FSA’s functions. The FPC is responsible for macro-prudential supervision, focusing on systemic risk that may affect the UK’s financial stability.

UK authorities have a number of areas of ongoing regulatory focus. A common theme is the ability of banks’ internal models to adequately capture the risk of the portfolio.

During 2013, the PRA proposed a wholesale loss given default (‘LGD’) and exposure at default (‘EAD’) framework to UK banks that includes the treatment of low-default portfolios. This imposed LGD and EAD floors based on the foundation approach in the case of portfolios with data quality shortcomings and also those with fewer than 20 events of default per country.

In December 2013, the PRA concluded its review of HSBC and confirmed that the floors should be implemented across a range of portfolios by the end of March 2014. Work is underway to implement the change, which is currently estimated to have a negative impact on our CET1 ratio in the range of 25bps to 35bps.

In December 2013, the PRA issued its Supervisory Statement SS13/13 in relation to Market Risk. This requires firms to identify risks not adequately captured by models and to hold additional funds against those under its Risks not in VaR (‘RNIV’) framework. In assessing these risks, no offsetting or diversification will be allowed across risk factors. To align with this, we are currently reviewing and revising our methodology.

In July 2013, the EBA published a consultation paper on prudent valuation together with a Quantitative Impact Study. We await the outcome of the EBA consultation process and the finalised standard during 2014.

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’. In November 2011, it published its rules and the Financial Stability Board (‘FSB’) issued the initial list of global systemically important banks (‘G-SIB’s). This list, which includes HSBC and 28 other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The banks included in the list, depending on their relative ranking, will be required to hold a buffer in the form of CET1 capital on a scale between 1% and 2.5%.The requirements, initially for those banks identified as G-SIBs in November 2014, on the basis of end-2013 data, are envisaged to be phased in from 1 January 2016, becoming fully effective on 1 January 2019. However, national regulators have discretion to introduce higher thresholds than the minima.

In July 2013, the Basel Committee issued updated final rules, ‘Global systemically important banks: updated assessment methodology and the additional loss absorbency requirement’. Based on this, in November 2013 the FSB and the Basel Committee updated the list of G-SIBs, using end-2012 data. One more institution was added to the list of 28 banking groups identified as G-SIBs in 2012, increasing the overall number to 29. The add-on of 2.5% previously assigned to HSBC was left unchanged.

The EBA is currently consulting on the implementation of the Basel methodology within the EU.

Regulatory capital buffers

CRD IV, in addition to giving effect to the Basel Committee’s surcharge for G-SIBs in the form of a global systemically important institutions buffer (‘G-SIIB’), establishes a number of additional

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

These new capital requirements include a capital conservation buffer designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred, set at 2.5% of RWAs.

Additionally, CRD IV sets out a systemic risk buffer (‘SRB’) for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-prudential risk. It is expected that, if such a risk was found to be prevalent, the SRB would be set at a minimum of 1% of the exposures to which it would apply. This is not restricted to exposures within the member state itself. To the extent it would apply at a global level, it is expected that the higher of the G-SIIB and the SRB would apply.

To implement the CRD IV capital buffers in the UK, in August 2013 the PRA issued a consultation proposing changes to the Pillar 2 framework and explaining its interaction with the buffers. Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A. This is currently met by total capital, and in accordance with PS 7/13, is now to be met 56% by CET1 from 1 January 2015.

The PRA also proposed to introduce a PRA buffer, to replace the current capital planning add-on (known as Pillar 2B), also to be held in the form of CET1 capital.

The PRA buffer is intended to be calculated independently and then compared to the extent to which other CRD IV buffers may already cover the same risks. Depending upon the business undertaken by an individual firm, the PRA has stated its expectation that the capital conservation buffer and relevant systemic buffers should serve a similar purpose to the PRA buffer and therefore be deducted from it.

In PS 7/13, the PRA delayed the publication of the remaining rules on capital buffers, pending confirmation from HM Treasury of the UK authority responsible for setting the systemic buffers. The designated UK authority will have the discretion to set the precise buffer rates above the CRD IV minima and to accelerate the timetable for their implementation.

CRD IV also contemplates a cyclical buffer in line with Basel III, in the form of an institution-specific countercyclical capital buffer (‘CCB’), to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. Should a CCB be required, it is expected to be set in the range of 0-2.5%, whereby the rate shall consist of the weighted average of the CCB rates that apply in the jurisdictions where relevant exposures are located.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through use of the CCB and the Sectoral Capital Requirements (‘SCR’) tools. The CCB allows the FPC to raise capital requirements above the micro-prudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole: residential and commercial property; and other parts of the financial sector, potentially on a global basis.

In October 2013, the Bank of England published a discussion paper ‘A framework for stress testing the UK banking system’. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCB, sectoral capital requirements and other FPC recommendations to the PRA. The PRA is expected to further consult on Pillar 2, the transition to the PRA buffer and the relationship between the PRA buffer and the stress testing exercise in 2014.

Until outstanding consultations are published and guidance issued, there remains uncertainty as to the interaction between these buffers, the exact buffer rate requirements and the ultimate capital impact.

For a high-level representation of the proposed buffers under the new regime, see figure below.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Potential effect of regulatory proposals on HSBC’s capital requirements

Given the developments outlined above, it remains uncertain what HSBC’s final capital requirement will be. However, elements of the capital requirements that are known to date are as follows:

%

Minimum CET1[12]	4.5
Capital conservation buffer[12]	2.5
G-SIIB buffer (to be phased in up to 2019)[13]	2.5

In December 2011, against the backdrop of eurozone instability, the EBA recommended that banks aim to reach a 9% EBA-defined core tier 1 ratio by the end of June 2012. In July 2013, the EBA replaced the 2011 recapitalisation recommendation with a new measure on capital preservation. This equates for HSBC to US$104bn, compared with actual core tier 1 capital held of US$141bn at 30 June 2013. To monitor this, banks submitted additional reporting and capital plans in November 2013 to demonstrate that appropriate levels of capital are being preserved. The EBA indicated they will review this recommendation by December 2014.

RWA integrity

In July 2013, the Basel Committee published its findings on the ‘Analysis of risk-weighted assets for credit risk in the banking book’, reporting that while the majority of RWA variability arises from the underlying credit quality of a portfolio, differences also arise from banks’ choices under the IRB approach. One of its recommendations to counteract this variance was the introduction of new or increased capital floors.

In parallel with the above and as part of the review of the Basel capital framework, also in July 2013, the Basel Committee published a discussion paper on its findings, ‘The regulatory framework: balancing risk sensitivity, simplicity and comparability’. The Basel Committee proposed that a range of measures should be considered, including the possibility of additional floors, as a potential tool to constrain the effect of variation in RWAs derived from internal model outputs, to provide further comfort that banks’ risks are adequately capitalised and to make capital ratios more comparable.

In November 2013, the FPC postponed a decision on whether to propose parallel RWA disclosures by UK banks on the Basel standardised approach, pending further assessment by the PRA of the merits, cost and benefits of such a proposition.

In December 2013, the EBA published the final results of its investigation into RWAs in the banking book, aimed at identifying any material difference in RWA outcomes between banks and understanding the sources of such differences. The report concluded that differences in implementation of the IRB approach were linked to differences in practice on the part of both supervisors and banks.

The EBA set out a number of policy recommendations to address its findings. These include enhancing the disclosure and transparency of RWA-related information, supporting supervisors in properly implementing the single rulebook with the delivery of existing mandates set out in CRD IV and developing additional guidance that specifically addresses and facilitates consistency in supervisory and bank practice.

We are reviewing these proposals and aim to further develop the measures that have already been taken to support and provide transparency to our metrics, such as RWA flow analysis (on pages 302 and 303) and RWA density analysis (on page 36 of the Pillar 3 Disclosures 2013 report), which reflects our compliance with the EDTF framework.

Structural banking reform

The Independent Commission on Banking (‘ICB’) published its final report in September 2011 and the UK government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity.

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received Royal Assent,

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for ‘ring-fencing’ the UK retail banking from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of HM Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK Financial Services (Banking Reform) Act 2013 also creates a ‘bail-in’ mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new ‘bridge’ bank which is later sold or takes the bank into temporary public sector ownership. In a ‘bail-in’, shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen,

to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed. The relationship between the UK, French, German and any EU proposals has still to be clarified (as does the interactivity between any of these proposals and the US Volcker Rule), although the G20 has asked the FSB, in collaboration with the IMF and OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Footnotes to Capital

1	The basis of preparation for the calculation of the CET1 ratio is detailed on page 324. The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post anticipated management actions to mitigate capital deductions for non-significant holdings of financial sector entities, consistent with the Interim Report 2013. Selected management actions have since been undertaken.
2	The value represents marked-to-market method only.
3	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not removed immediately on disposal, but diminish over a period of time. The RWAs for the CRS business represent the remaining operational risk RWAs for the business.
4	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
5	There has been a change to the calculation of the key drivers of RWA movements in 2013, which is now performed at a more granular level to include global businesses. See page 322 for the basis of preparation and supporting notes.
6	Includes externally verified profits for the year ended 31 December 2013.
7	Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
8	Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
9	Under PRA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
10	Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted 50% from tier 1 and 50% from total capital at 31 December 2013.
11	Includes own credit spread on trading liabilities.
12	In November 2013, the PRA published its expectations that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a Basel III end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC’s capital shortfall exercise recommendations. We assume but it has not yet been confirmed that the 7% equates to the 4.5% minimum CET1and the 2.5% capital conservation buffer requirements.
13	The systemic buffers are still pending transposition in the UK.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

•

regulatory capital is the capital which we are required to hold in accordance with the rules established by the PRA for the consolidated Group and by our local regulators for individual Group companies.

Our assessment of capital adequacy is aligned to our assessment of risks, including: credit, market, operational, interest rate risk in the banking book, pension fund, insurance, structural foreign exchange risk and residual risks.

Stress testing

In addition to our internal stress tests, the Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which the results are required. These exercises include the programmes of the PRA, the Federal Reserve Board, The EBA, the ECB and the Hong Kong Monetary Authority, as well as stress tests undertaken in many other jurisdictions. We take into account the results of all such regulatory stress testing when assessing our internal capital requirements.

Risks to capital

Outside the stress-testing framework, a list of top and emerging risks is regularly evaluated for their effect on both the core tier 1 and CET1 capital ratios. In addition, other risks may be identified which have the potential to affect our RWAs and/or capital position. These risks are also included in the evaluation of risks to capital. The downside or upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary. The responsibility for global capital allocation principles and decisions rests with the GMB. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking into account capital costs. Our strategy is to allocate capital to businesses and entities on the basis of their ability to achieve established RoRWA objectives and their regulatory and economic capital requirements.

Risk-weighted asset targets

RWA targets for our global businesses are established in accordance with the Group’s strategic direction and risk appetite, and approved through the Group’s annual planning process. As these targets are deployed to lower levels of management, action plans for implementation are developed. These may include growth strategies; active portfolio management; restructuring; business and/or customer-level reviews; RWA efficiency and optimisation initiatives and

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

risk-mitigation. Our capital management process is articulated in the annual Group capital plan which is approved by the Board.

Business performance against RWA targets is monitored through regular reporting to the Group ALCO. The management of capital deductions is also addressed in the RWA monitoring framework through additional notional charges for these items.

Analysis is undertaken in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

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

Capital measurement and allocation

(Unaudited)

The PRA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In 2013, we calculated capital at a Group level using the Basel II framework as amended for CRD III, commonly known as Basel 2.5, and on an end point Basel III basis.

Our policy and practice in capital measurement and allocation at Group level is underpinned by the Basel II rules and Basel III rules. However, local regulators are at different stages of implementation. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD implemented Basel II in the EU and, in the UK, the predecessor to the PRA then gave effect to the CRD by including the latter’s requirements in its own rulebooks.

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

To ensure the overall quality of the capital base, the PRA’s rules set restrictions on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At the end of 2013, the majority of our portfolios in Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

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

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the PRA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the PRA, or the PRA’s standard rules. Our internal market risk models comprise VaR, stressed VaR, incremental risk charge and correlation trading under the comprehensive risk measure.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The ICAAP is examined by the PRA as part of its Supervisory Review and Evaluation Process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for HSBC and capital planning buffer where required.

Pillar 3 disclosure requirements

Pillar 3 of the Basel framework is related to market discipline. It aims to make firms more transparent by requiring them to publish, at least annually, a report giving a comprehensive view of their risk profile including specific, prescribed details of their risks, capital and the management of these. Our Pillar 3 Disclosures 2013 report is published on the HSBC website, www.hsbc.com.

RWA movement by key driver – basis of preparation and supporting notes

(Unaudited)

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

RWA changes are estimated based on the impact assessments made in the testing phase prior to implementation. These values are used to simulate the impact of new or updated models on the portfolio at the point of implementation, assuming there were no major changes in the portfolio from the testing phase to implementation phase.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

4. Methodology and policy

Internal regulatory updates

This captures the RWA impact resulting from changing the internal treatment of exposures. This may include, but is not limited to, a portfolio or a part of one moving from an existing IRB model onto a standardised model, identification of netting and credit risk mitigation.

External regulatory updates

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

As the calculation relies on averaging, the output is dependent upon the degree of portfolio aggregation and the number of discrete time periods for which the calculation is undertaken. For each quarter of 2013 this calculation was performed for each HSBC company with an IRB portfolio by global businesses, split by the main Basel categories of credit exposures, as described in the table below:

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Counterparty risk drivers – definitions and quantification

The RWA movement by key driver for counterparty credit risk calculates the credit risk drivers 5 and 6 at a more granular level, by using transaction level details provided by regional sites. ‘Foreign exchange movement’ is not a reported layer for counterparty risk drivers, as there is cross currency netting across the portfolio.

Market risk drivers – definitions and quantification

The RWA movement by key driver for market risk combines the credit risk drivers 5 and 6 into a single driver called ‘Movements in risk levels’. The market risk RWA driver called ‘Foreign exchange movements and other’ includes foreign exchange movements and additional items which cannot be reasonably assigned to any of the other drivers.

Basis of preparation of the estimated effect of the CRD IV end point applied to the 31 December 2013 position

(Unaudited)

The table on page 311 presents a reconciliation of our reported core tier 1 and RWA position at 31 December 2013 to the pro forma estimated CET1 and estimated RWAs based on the Group’s interpretation of the final CRD IV legislation and final rules issued by the PRA, supplemented by ongoing regulatory guidance, as applicable. At 31 December 2012, we estimated the impact based on the July 2011 draft CRD IV text.

CRD IV was finalised in June 2013 and came into effect on 1 January 2014. The final text of the legislation contains significant provisions for national discretion and in December 2013 the PRA published Policy Statement PS7/13 containing the final rules and supervisory statements implementing CRD IV in the UK.

Notwithstanding, there remains considerable areas of uncertainty in the legislation, with numerous formal regulatory technical standards (‘RTS’) and implementing technical standards due for issue by the EBA still to be drafted and finalised by the European Commission, leaving the CRD IV rules subject to significant uncertainty. We have not incorporated the impact of those draft standards in our estimates. Furthermore, PRA consultations on capital buffers and Pillar 2 have been delayed to 2014.

As the transposition of the CRD IV rules in the UK was only published in late December, we are still in the process of upgrading our models and systems used to calculate capital numbers in a CRD IV environment. As a consequence, the estimates include manual adjustments and are subject to change.

Given the above, the final CRD IV impact on the Group’s CET1 and RWAs may differ from our current estimates.

The detailed basis of preparation is described below for items that are different from the rules in application as at 31 December 2013 (‘Basel II/PRA old regime’). We have also outlined where the basis of preparation has changed from our 31 December 2012 disclosures, principally as a result of publication of PRA’s final rules and ongoing regulatory clarification of the rules as understanding evolves.

At 31 December 2013, our estimate of individual non-significant holdings in financial sector entities that are, in aggregate, above 10% of the Group’s CET1 capital translates into a net long position amount that is below the threshold for deduction, as a result of management actions executed to optimise our maturity profile and make best use of matching opportunities. Our estimates are based on the CRD IV final rules and ongoing regulatory guidance.

The EBA’s publication of their final draft RTS on ‘Own Funds – Part III’ on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from initial consultation and still due for consideration and adoption by the European Commission. This is currently under review and depending upon the final standard we will consider what, if any, further management actions will be possible to mitigate any impact.

To effect the deduction of significant investments in insurance companies from CET1, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules as set out in PS 7/13.

Following regulatory guidance, our CET1 capital ratio as at 31 December 2013 reflects our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Key regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment

Fourth interim dividend: we have deducted the prospective fourth interim dividend from our CET1 capital at 31 December 2013, following our interpretation of the final rules and regulatory clarification. The amount deducted corresponds to the declared dividend, net of the scrip amount estimated based on our historic planning assumptions. This follows CRD IV final rules and represents a change in the basis of preparation compared with 31 December 2012 as well as the current disclosed capital position under Basel II.

Deconsolidation of insurance undertakings in reserves: under the Basel II/PRA old regime, the Group consolidated reserves include the post-acquisition reserves of our unconsolidated insurance businesses, which is then reflected in the value of the Basel II deduction from tier 1 and tier 2 capital. The CRD IV rules do not consider such a treatment. However, the PRA stated in PS 7/13 that the treatment contemplated under the PRA old regime was no longer considered appropriate. In accordance with the PRA’s final rules, we have therefore excluded the post-acquisition reserves from our CET1 reserves, leaving the investment to be deducted from CET1 (subject to thresholds) valued at cost.

Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock): the value of our holdings of own CET1 instruments, where it is not already deducted under IFRSs, is deducted from CET1. Under CRD IV, this deduction comprises not only direct but also indirect and synthetic, actual and contingent, banking and trading book gross long positions. Trading book positions are calculated net of short positions only where there is no counterparty credit risk on these short positions (this restriction does not apply to short index positions being offset against other index positions).

The EBA’s publication of their final draft RTS on ‘Own Funds – Part III’ on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from initial consultation and still due for consideration and adoption by the European Commission. This is currently under review and may change our estimates. Depending upon the final standard we will consider what, if any, management actions will be possible to mitigate any impact.

Under Basel II/PRA old regime, there is no regulatory adjustment made to the amounts already deducted under IFRS rules.

Surplus non-controlling interest disallowed in CET1: non-controlling interests arising from the issue of common shares by our banking subsidiaries receive limited recognition. The excess over the minimum capital requirements of the relevant subsidiary, calculated on the basis of its local reporting as well as its contribution to the parent consolidated requirements, is not allowable in the Group’s CET1 capital to the extent it is attributable to minority shareholders.

The final rules require a calculation of the surplus to be undertaken at the sub-consolidated level for each relevant subsidiary. In addition, the calculation of the minimum requirements of the subsidiary includes any additional capital requirements imposed by the local regulations, to the extent those are to be met by CET1 capital.

Under the Basel II/PRA old regime, there is no regulatory restriction applied to minority interests.

Unrealised gains/(losses) on available-for-sale debt securities: under CRD IV, there is no adjustment to remove from CET1 capital unrealised gains and losses on available-for-sale debt securities. The final CRD IV text includes a national discretion for competent authorities to retain a prudential filter for those unrealised gains or losses on exposures to central governments. In PS 7/13, the PRA clarified that they were unlikely to apply such a filter and as a consequence we have not applied such a filter in our estimates.

Under Basel II, both unrealised gains and losses are removed from capital (net of tax).

Unrealised gains on available-for-sale equities and reserves arising from revaluation of property: there is no adjustment for unrealised gains and losses on reserves arising from the revaluation of property and on available-for-sale equities. Under the Basel II/PRA old regime, unrealised net gains on these items are included in tier 2 capital (net of deferred tax) and net losses are deducted from tier 1 capital.

Defined benefit pension fund assets and liabilities: in line with the Basel II/PRA old regime, the amount of retirement benefit assets as reported on the balance sheet is to be deducted from CET1. At 31 December 2013, the amount of retirement benefit liabilities as reported on the balance sheet was fully recognised in CET1 rather than being replaced by any commitment funding plans as allowed under the Basel II/PRA old regime.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Excess of expected losses over impairment allowances deducted 100% from CET1: the amount of excess of expected losses over impairment allowances is deducted 100% from CET1. Under the Basel II/PRA old regime, this amount is deducted 50% from core tier 1 and 50% from total capital.

Removal of 50% of tax credit adjustment for expected losses: the amount of expected losses in excess of impairment allowances that is deducted from CET1 capital is not reduced for any related tax effects. Under the Basel II/PRA old regime, any related tax credit offset is recognised 50% in core tier 1 and 50% in tier 1 capital.

Securitisation positions risk-weighted under CRD IV: securitisation positions that were deducted from core tier 1 under the Basel II/PRA old regime have been included in RWAs at 1,250%.

Deferred tax liabilities on intangibles: the amount of intangible assets deducted from CET1 has been reduced by the related deferred tax liability. Under Basel II, the goodwill and intangible assets are deducted at their accounting value.

Deferred tax assets that rely on future profitability (excluding those arising from temporary differences): the deferred tax assets that rely on future profitability and do not arise from temporary differences are deducted 100% from CET1. The deferred tax assets that rely on future profitability and arise from temporary differences are subject to the separate threshold deduction approach detailed separately. Under Basel II, these items receive a risk weighting of 100%.

Additional valuation adjustment (referred to as prudent valuation adjustment or ‘PVA’): under Basel II, banks are required to comply with requirements for prudent and reliable valuation of any balance sheet position measured at market or fair value. Under CRD IV, all assets and derivatives measured at fair value are subject to specified standards for prudent valuation, covering uncertainty around the input factors into the fair value valuation models – namely, uncertainty around the mark-to-market of positions, model risk, valuation of less liquid positions and credit valuation adjustments.

Where the accounting fair value calculated under IFRSs is higher than the valuation amount resulting from the application of the prudential adjustments, this would result in an additional valuation adjustment or PVA deduction from CET1 capital.

Following PRA direction, we have included an estimate of the impact of PVA, on a tax-effected basis, based on our current methodology. However, there is guidance outstanding following ongoing EBA consultation. A new consultation paper was issued by the EBA in July 2013 and a Quantitative Impact Study was launched on 22 July 2013 to assess the effect of the proposals. Further clarity on the requirements following finalisation of the EBA process and discussions with our regulator could potentially change this figure.

Debit valuation adjustment (‘DVA’): the amount of all fair value gains and losses on OTC derivative liabilities that results from changes to our own credit spread are derecognised from CET1.

Individually non-significant holdings in CET1 capital of financial sector entities in aggregate above 10% of HSBC CET1: under CRD IV, the investments in CET1 instruments of financial sector entities, where we have a holding of not more than 10% of the CET1 instruments issued by those entities, are deducted from CET1 to the extent the aggregate amount of such holdings exceeds 10% of our CET1 capital (calculated before any threshold deductions).

At 31 December 2012 we had quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV rules around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year. Consistent with our interim disclosures, we have changed the basis of presentation of the CRD IV estimated capital position as at 31 December 2012 in the table on page 311 to reflect the effect of the management actions deemed necessary at the time.

At 31 December 2013, following publication of CRD IV and evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities which bring our net long position below the deduction threshold.

The EBA’s publication of their final draft RTS on ‘Own Funds – Part III’ on 13 December 2013 offers clarification on the extent to which we are required to look through holdings in intermediate entities to identify indirect financial

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

sector exposures. This is currently under review and depending upon the final standard we will consider the impact and what, if any, further management actions will be taken.

Deductions under threshold approach: under CRD IV, where we have a holding of more than 10% of the CET1 instruments issued by banks, financial institutions and insurance entities which is not part of our regulatory consolidation, that holding is subject to a threshold deduction approach. Under the Basel II/PRA old regime, these exposures are deducted 50% from tier 1 capital and 50% from total capital, except for certain insurance holdings that met the requirements under the transitional provision of the current rules and until 31 December 2012 that were allowed to be deducted 100% from total capital.

Deferred tax assets that rely on the future profitability of the bank to be realised and which arise from temporary differences are also subject to this threshold deduction approach. Under the Basel II/PRA old regime, these assets would be subject to 100% risk weighting.

Under CRD IV, the amount of such deferred tax assets and significant investments which individually and in aggregate exceed 10% and 15% respectively of our CET1, are fully deducted from CET1 capital. Amounts falling below the 10% and 15% thresholds are risk-weighted at 250%.

Key changes to capital requirements introduced by CRD IV

Credit valuation adjustment (‘CVA’) risk: introduced as a new requirement under CRD IV rules, this is a capital charge to cover the risk of mark-to-market losses on expected counterparty risk, and is referred to as a regulatory CVA risk capital charge.

Where we have both specific risk VAR approval and internal model method approval for a product, the CVA VAR approach has been used to calculate the CVA capital charge. Where we do not hold both approvals, the standardised approach has been applied. We have estimated our regulatory CVA risk capital charge calculated on a full range of derivative counterparties on the basis of the final CRD IV text, which exempts from the calculation of the CVA risk capital charge certain corporates, retirement benefits pension funds and specific sovereign bodies.

We have identified the counterparties falling under the corporates exemption in a manner consistent with their categorisation for the purposes of related EU regulation concerning mandatory clearing of derivatives. We have also exempted applicable sovereigns.

At 31 December 2012, we had estimated our regulatory CVA risk capital charge based on the draft July 2011 CRD IV text, without any exemptions.

Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight: as explained above, items that fall under the threshold approach treatment under CRD IV, and which are below the 10% and 15% thresholds, are risk-weighted at 250%.

Securitisation positions and free deliveries risk-weighted under CRD IV: securitisation positions which were deducted 50% from core tier 1 and 50% from total capital, and free deliveries (i.e., transactions where payment has been made for securities, foreign currencies or commodities, before receiving them, or where these have been delivered before receiving payment) that were deducted from total capital under current rules, are now included in RWAs at 1,250%.

Other movements: includes residual items following the finalisation of the rules and our continued systems implementation of these.

Notable items relate to changes in counterparty credit risk, such as the increase in the asset value correlation multiplier for financial counterparties, additional requirements for collateralised counterparties, margin period of risk and new requirements for exposures to central counterparties (‘CCPs’).

Similarly for credit risk, this includes key items such as the increase in the multiplier for financial counterparties, the change in the treatment of deferred tax assets and the confirmation of risk weights for immovable property following PRA final rules.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Leverage ratio: basis of preparation

(Unaudited)

The estimated tier 1 capital figure is based on an ‘end point Basel III’ definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013. We have calculated our tier 1 capital in accordance with the basis of preparation outlined on page 324. We also disclose an estimated leverage ratio which includes, in our tier 1 capital, instruments that will be ineligible for inclusion after the Basel III transitional period has fully elapsed.

The total exposures are calculated according to the December 2010 Basel III rules text, the instructions for the Basel III July 2012 Quantitative Impact Study, its related Frequently Asked Questions and the PRA’s guidance on the methodologies used there. They are based on financial accounting rules for on- and off-balance exposures, adjusted as follows:

•

the scope of netting for derivatives and securities financing transactions (‘SFTs’) is extended to all scenarios where we would recognise a netting agreement for Basel II regulatory purposes, except for cross-product netting which is not permitted. For SFTs, only cash payables and receivables are netted and not securities provided or received;

•	the inclusion of potential future exposure add-ons for both OTC and exchange-traded derivatives;

•	off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included;

•	the exclusion of items deducted from the calculation of end point tier 1 capital; and

•	for investments in banking associates that are equity accounted in the financial accounting consolidation but proportionally consolidated for regulatory purposes, the accounting treatment is used.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not at this time aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee’s final proposals on the Basel III leverage ratio.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance

Corporate Governance

Corporate Governance Report

The statement of corporate governance practices set out on pages 329 to 415 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings. The reports of Board Committees are contained within the Corporate Governance Report.

Letter from the Group Chairman

Dear Shareholder

During 2013, your Board has taken positive steps to enhance the Group’s corporate governance framework globally, in part to reflect the heightened expectations of all of our stakeholders.

We believe that a robust and transparent corporate governance framework is vital to the sustainable success of HSBC. The Board has a critical role in overseeing the transformation agenda which is underway to simplify the way we run the Group, making it easier to manage and control. Management’s focus on the transformation agenda reflects HSBC’s three strategic priorities: to implement Global Standards, grow the business and to simplify and streamline processes. At each of its meetings and through its Committees, the Board reviews progress made on implementation of this agenda and challenges management over the speed of delivery and options considered. Strengthening our corporate governance framework to support the successful implementation of our Global Standards programme, which includes enhancement of compliance-related controls and standards relating to financial crime risk, is a continuing priority focus within the Board’s agenda.

As an early indication of the Board’s commitment to support the transformation agenda, at the start of 2013 we established the Financial System Vulnerabilities Committee (‘FSVC’) chaired by Rona Fairhead. Throughout the year this committee has overseen our progress in achieving enhanced standards and has provided valuable input in connection with the controls and procedures adopted to underpin them. It has also, with the support of its advisers, worked to identify emerging risks, such as cyber security, and challenged management on its plans to address such risks. A key element of its work in 2013 has been on bolstering ‘Know Your Customer’ and ‘Enhanced Due Diligence’ procedures, recommending to the Board revisions and enhancements to existing practices. In January 2014, the Board approved and adopted revised Global Sanctions and Global Anti-Money Laundering Programme Policies, to facilitate implementation and assurance of globally consistent practices. Adherence to these enhanced standards is vital to ensure we adopt globally the high behavioural and compliance standards consistent with our brand and which meet all of our commitments under the deferred prosecution agreement entered into with the US Department of Justice in December 2012 as well as associated legal and regulatory undertakings.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The emphasis we place on adhering to high behavioural standards and ‘doing the right thing’ has led us to establish a further new Board Committee, the Conduct & Values Committee (‘CVC’), which will be chaired by Rachel Lomax. The CVC, which incorporates much of what was previously done in the Corporate Sustainability Committee, will, with a much expanded role, oversee the design and application of our policies, procedures and standards to ensure that we conduct business responsibly and consistently adheres to HSBC Values. The CVC will focus on the key themes that underpin our commitment to meeting societal expectations of the banking sector; treating customers fairly and openly, doing business with the right clients, doing business the right way, being a responsible employer, acting responsibly towards the communities in which HSBC operates and treating all stakeholders fairly.

We recognise, and are preparing for, the specific challenges resulting from continuing regulatory and legislative changes, such as the corporate governance aspects of the EU’s Capital Requirements Directive IV, proposals for a senior persons regime now contained in the 2014 Banking Reform Act and support for the establishment of a professional standards body for banking in the UK.

Ensuring we have a diverse balance of skills, knowledge and experience on the Board is a fundamental aspect of successful corporate governance. In my statement to shareholders on pages 3 to 5, I welcomed Kathleen Casey, who will join the Board on 1 March 2014, bringing extensive experience of financial services regulation. Sir Jonathan Evans, who joined the Board on 6 August 2013, has added considerable insight on emerging risks and threats and will take over the chairmanship of the FSVC during the second quarter of this year. The Board has also been strengthened by the appointment of Marc Moses, Group Chief Risk Officer, as an executive Director with effect from 1 January 2014. This reflects the criticality of the Risk function.

On behalf of the Board and with the very capable leadership of its new and existing committees, I can assure you that your Directors remain committed to establishing and maintaining the highest standards of corporate governance wherever we operate. This is key to the Group’s ability to capitalise on the opportunities arising from successful implementation of our strategic priorities.

D J Flint, Group Chairman

24 February 2014

Directors

Douglas Flint, CBE, 58

Group Chairman

Skills and experience: Member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of The Chartered Institute of Management Accountants. Extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry. Joined HSBC in 1995 as Group Finance Director.

Appointed Group Chairman: 2010

Appointed to the Board: 1995

Current appointments include: A director of The Hong Kong Association and Chairman of the Institute of International Finance. A member of the Mayor of Beijing’s International Business Leaders’ Advisory Council as well as the Mayor of Shanghai’s International Business Leaders’ Advisory Council; a member of the International Advisory Board of the China Europe International Business School, Shanghai; an independent external member of the UK Government’s Financial Services Trade and Investment Board since 20 September 2013, and by invitation from the Prime Minister a British Business Ambassador from January 2014.

Former appointments include: Group Finance Director; Chief Financial Officer and Executive Director, Risk and Regulation. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c..

Stuart Gulliver, 54

Group Chief Executive

Chairman of the Group Management Board

Skills and experience: A career banker with over 30 years’ international experience with HSBC; has held a number of key roles in the Group’s operations

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets. Joined HSBC in 1980 as International Officer Trainee.

Appointed Group Chief Executive: 2011

Appointed to the Board: 2008

Current appointments include: Chairman of The Hongkong and Shanghai Banking Corporation Limited and Chairman of the Group Management Board. A member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission.

Former appointments include: Chairman, Europe, Middle East and Global Businesses and Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) SA. Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board; and Chairman of HSBC France.

Kathleen Casey†, 47

Member of the Group Audit Committee and Financial System Vulnerabilities Committee with effect from 1 March 2014.

Skills and experience: Extensive financial regulatory policy experience. Formerly Commissioner of the US Securities and Exchange Commission, acting as the regulator’s principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and the International Organisation of Securities Commissions.

Appointed to the Board: 1 March 2014

Current appointments include: Chairman of the Alternative Investment Management Association, Senior Advisor of Patomak Global Partners, member of the Board of Trustees of Pennsylvania State University, the Trust Fund Board of the Library of Congress and the Advisory Council of the Public Company Accounting Oversight Board.

Former appointments include: Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

Safra Catz†, 52

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

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

Laura Cha†, GBS, 64

Chairman of the Corporate Sustainability Committee from 1 January 2013 to 31 December 2013. Member of the Conduct & Values Committee since 17 January 2014 and, with effect from the conclusion of the 2014 Annual General Meeting, member of the Nomination Committee.

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

Appointed to the Board: 2011

Current appointments include: Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a Hong Kong Deputy to the 12th National People’s Congress of China; non-executive director of China Telecom Corporation Limited; Senior International Advisor for Foundation Asset Management Sweden AB; member of the State Bar of California and Chairman of the Financial Services Development Council of Hong Kong SAR since 17 January 2013. A non-executive director of Unilever PLC and Unilever N.V. since 14 May 2013. Vice Chairman of the China Securities Regulatory Commission’s International Advisory Council since July 2004

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

and a member of the China Banking Regulatory Commission’s International Advisory Council since 12 July 2013. Hong Kong delegate for the 12th National People’s Congress, People’s Republic of China, since 5 March 2013.

Former appointments include: A non-executive director of Bank of Communications Co. Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited and Chairman of the University Grants Committee in Hong Kong. Non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited; and Chairman of the ICAC Advisory Committee on Corruption. Ceased to be a member of the Advisory Board of the Yale School of Management on 18 April 2013.

Marvin Cheung†, GBS, OBE, 66

Member of the Group Audit Committee.

Skills and experience: A background in international business and financial accounting, particularly in Greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: A non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology; director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd; Member of the Working Group on Transportation under the Economic Development Commission of the Hong Kong SAR Government since 17 January 2013 and member of the court of The Open University of Hong Kong since 1 November 2013.

Former appointments include: A non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; council member of the Open University of Hong Kong; and non-official member of the Executive Council of the Hong Kong SAR.

John Coombe†, 68

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

Appointed to the Board: 2005. Due to retire at the conclusion of the 2014 Annual General Meeting.

Current appointments include: Non-executive Chairman of Hogg Robinson Group plc and Home Retail Group plc.

Former appointments include: An executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; member of the supervisory board of Siemens AG; Chairman of The Hundred Group of Finance Directors; member of the Accounting Standards Board; and a council member of The Royal Academy of Arts.

Sir Jonathan Evans†, 56

Member of the Financial System Vulnerabilities Committee since 6 August 2013 and, with effect from the conclusion of the 2014 Annual General Meeting, Chairman. Member of the Conduct & Values Committee since 17 January 2014.

Skills and experience: Extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security. Responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Appointed to the Board: 6 August 2013.

Current appointments include: Senior Associate of Accenture plc since 24 October 2013, a member of the advisory board of Darktrace Limited since 16 September 2013 and a non-executive Director of the UK National Crime Agency since 2 December 2013.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Various positions in the UK Security Service over a 30-year career, including: Director General; Deputy Director General; Director of International Counter-Terrorism; and Head of the Security Service’s Secretariat.

Joachim Faber†, 63

Member and, since 24 May 2013, Chairman of the Group Risk Committee.

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

Appointed to the Board: 2012

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG; Chairman of the Shareholder Committee of Joh A. Benckiser SARL; independent director of Coty Inc.; director of Allianz France S.A., Allianz Investment Management GmbH and Allianz Climate Solutions GmbH; member of the advisory boards of the Siemens Group Pension Board, the European School for Management and Technology; member of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG since 5 July 2013; and council member of The Hongkong – Europe Business Council since 1 June 2013.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of Allianz Global Investors SGR; and member of the board of Allianz SpA and of the supervisory board of Bayerische Börse AG. Ceased to be a member of the German Council for Sustainable Development on 1 July 2013.

Rona Fairhead†, CBE, 52

Chairman of the Financial System Vulnerabilities Committee since 18 January 2013. Will cease to be Chairman with effect from the conclusion of the 2014 Annual General Meeting. Ceased to be Chairman of the Group Risk Committee and member of the Nomination Committee and the Group Audit Committee on 24 May 2013.

Skills and experience: A background in international industry, publishing, finance and general management. Formerly Chairman and CEO of the Financial Times Group Limited responsible for the strategy, management and operations of a global media and information business and Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and direct responsibility for global financial reporting and control, tax and treasury. Has a Master’s in Business Administration from the Harvard Business School.

Appointed to the Board: 2004.

Current appointments include: Chairman of HSBC North America Holdings Inc. since 1 January 2014. A non-executive member of the board of the UK Government’s Cabinet Office, a non-executive director of The Economist Newspaper Limited and by invitation from the Prime Minister a British Business Ambassador from January 2014. Appointed as a non-executive Director of PepsiCo Inc. with effect from 13 March 2014.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc and Chairman and director of Interactive Data Corporation. Ceased to be Chairman and CEO of Financial Times Group Limited and director of Pearson plc on 27 April 2013.

Renato Fassbind†, 58

Member and, with effect from the conclusion of the 2014 Annual General Meeting, Chairman of the Group Audit Committee (subject to regulatory approval). Member of the Group Remuneration Committee since 1 March 2013.

Skills and experience: A background in financial accounting and international business. Formerly Chief Financial Officer of Credit Suisse Group AG and ABB Group. Has a Master’s in Business Administration and a PhD in Economics from the University of Zurich.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Officer of Credit Suisse Group AG; Senior Advisor to the Chief Executive, Credit Suisse Group AG; Chief Executive Officer of Diethelm Keller Group; Chief Financial Officer of ABB Group; Chairman of ABB (Switzerland) AG and DKSH AG; and a member of the supervisory board of Winterthur Insurance Company.

James Hughes-Hallett†, CMG , SBS, 64

Member of the Nomination Committee and, since 1 January 2013, member of the Corporate Sustainability Committee.

Skills and experience: A background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. Awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005. Due to retire at the conclusion of the 2014 Annual General Meeting.

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; Chairman of the Esmée Fairbairn Foundation; member of The Hong Kong Association; and Chairman of the Governing Board of the Courtauld Institute of Art.

Former appointments include: A non-executive director of The Hongkong and Shanghai Banking Corporation Limited and a trustee of the Dulwich Picture Gallery.

Sam Laidlaw†, 58

Member of the Group Remuneration Committee and with effect from the conclusion of the 2014 Annual General Meeting, member of the Nomination Committee.

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

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; and Lead Non-executive Board Member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; President and Chief Operating Officer of Amerada Hess Corporation; and a member of the UK Prime Minister’s Business Advisory Group.

John Lipsky†, 67

Member of the Group Risk Committee, the Nomination Committee and, with effect from the conclusion of the 2014 Annual General Meeting, member of the Group Remuneration Committee.

Skills and experience: International experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. Served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Advisor. Has a PhD in Economics from Stanford University.

Appointed to the Board: 2012

Current appointments include: Senior Fellow, Foreign Policy Institute at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University. Co-chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research and the Center for Global Development; and member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations. Global Policy Advisor for Anderson Global Macro, LLC since 4 February 2013 and Chairman of World Economic Forum’s Global Agenda Council on the International Monetary System since 1 June 2013.

Former appointments include: Vice Chairman J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

Rachel Lomax†, 68

Chairman of the Conduct & Values Committee since 17 January 2014. Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: Experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: Chairman of the

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

International Regulatory Strategy Group and a director of TheCityUK since 1 January 2013; non-executive director of The Scottish American Investment Company PLC, Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited (formerly BAA Limited); member of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank. Ceased to be a non-executive director of Reinsurance Group of America Inc. on 15 May 2013.

Iain Mackay, 52

Group Finance Director

Skills and experience: Extensive financial and international experience, having worked in London, Paris, US, Africa and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc .

Appointed to the Board: 2010

Current appointments include: a member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia-Pacific; and Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

Marc Moses, 56

Group Chief Risk Officer

Skills and experience: Member of the Institute of Chartered Accountants of England and Wales. Extensive risk management and financial experience. Joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets.

Appointed to the Board: 1 January 2014

Current appointments include: A member of the Group Management Board. Director of HSBC Insurance (Bermuda) Limited; HSBC Private Bank (Suisse) SA; and of HSBC Private Banking Holdings (Suisse) SA.

Former appointments include: Chief Financial and Risk Officer, Global Banking and Markets. Formerly European chief financial officer at JP Morgan and audit partner at PricewaterhouseCoopers.

Sir Simon Robertson†, 72

Deputy Chairman and senior independent

non-executive Director

Chairman of the Nomination Committee and, since 24 May 2013, the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee since 18 January 2013.

Skills and experience: A background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed Senior Independent Director: 2007

Appointed Deputy Chairman: 2010

Appointed to the Board: 2006

Current appointments include: The founding member of Robertson Robey Associates LLP, formerly Simon Robertson Associates LLP; non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited, NewShore Partners Limited and Troy Asset Management; and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International; Chairman of Dresdner Kleinwort Benson; and non-executive director of Royal Opera House, Covent Garden Limited. Ceased to be non-executive Chairman of Rolls-Royce Holdings plc on 2 May 2013.

† Independent non-executive Director.

Secretary

Ben Mathews, 47

Group Company Secretary

Joined HSBC on 11 June 2013 and became Group Company Secretary on 1 July 2013. Fellow of the Institute of Chartered Secretaries and Administrators. Former appointments include: Company Secretary of Rio Tinto plc from 2007 to 7 June 2013; and Company Secretary of BG Group plc.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Group Managing Directors

Ann Almeida, 57

Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

Samir Assaf, 53

Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 2011. Chairman of HSBC France and director of HSBC Trinkaus & Burkhardt AG. Former HSBC appointments include: director of HSBC Global Asset Management Limited and of HSBC Bank Egypt S.A.E.; Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa.

Peter Boyles, 58

Chief Executive, Global Private Banking

Joined HSBC in 1975. A Group Managing Director since 1 October 2013. A director of HSBC Global Asset Management Limited since 12 April 2013. Former HSBC appointments include: Chief Executive of HSBC France and Continental Europe and a director of HSBC Bank plc. Ceased to be director of HSBC Bank Malta p.l.c on 5 March 2013 and director of HSBC Trinkaus & Burkhardt AG on 31 August 2013.

Simon Cooper, 46

Chief Executive, Global Commercial Banking

Joined HSBC in 1989. A Group Managing Director and Chief Executive of Global Commercial Banking since 1 October 2013. A director of HSBC Bank plc since 18 April 2013. Former HSBC appointments include: Chief Executive of HSBC Korea and Head of Corporate and Investment Banking of HSBC Singapore. Ceased to be Chairman of HSBC Bank Egypt S.A.E on 29 June 2013, director of The Saudi British Bank on 22 September 2013, Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited on 1 October 2013, director and Chairman of HSBC Bank Oman on 10 October 2013 and a director of HSBC Bank Middle East Limited on 13 February 2014.

Irene Dorner, 59

President and Chief Executive Officer of HSBC USA

Joined HSBC in 1986. A Group Managing Director since 1 February 2013. Chairman of HSBC Bank USA, National Association and HSBC USA Inc.; President and Chief Executive Officer of HSBC North America Inc. Former HSBC appointments include: Chairman of HSBC Amanah Malaysia Berhad and HSBC Amanah Takaful (Malaysia) Sendirian Berhad; Deputy Chairman and Chief Executive of HSBC Bank Malaysia Berhad; Chief Operating Officer, Treasury and Capital Markets; General Manager of Marketing, General Manager of Human Resources; and General Manager of Premier and Wealth Management, HSBC Bank plc.

John Flint, 45

Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1989. A Group Managing Director since 1 January 2013. A director of HSBC Private Banking Holdings (Suisse) SA since 6 June 2013 and of HSBC Bank Canada. Former HSBC appointments include: Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning; Chief Executive Officer, HSBC Global Asset Management; Group Treasurer; and Deputy Head of Global Markets.

Pam Kaur, 50

Group Head of Internal Audit

Joined HSBC and became a Group Managing Director on 1 April 2013. A co-opted member of The Institute of Chartered Accountants in England and Wales Council since 1 May 2013. Former appointments include: Global Head of Group Audit for Deutsche Bank AG; Chief Financial Officer & Chief Operating Officer, Restructuring & Risk Division, Royal Bank of Scotland Group plc; Group Head of Compliance and Anti-Money Laundering, Lloyds TSB; and Global Director of Compliance, Global Consumer Group, Citigroup.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Alan Keir, 55

Chief Executive, HSBC Bank plc

Joined HSBC in 1981. A Group Managing Director since 2011. Chief Executive of HSBC Bank plc since 1 October 2013. A Director of HSBC Trinkaus & Burkhardt AG since 31 August 2013, and a director of HSBC France since 10 December 2013. Former HSBC appointments include: Global Head, Global Commercial Banking.

Stuart Levey, 50

Chief Legal Officer

Joined HSBC and became a Group Managing Director in January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the US Department of Justice; and Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

Antonio Losada, 59

Chief Executive, Latin America and the Caribbean

Joined HSBC in 1973. A Group Managing Director since December 2012. Ceased to be Chairman of HSBC Bank (Panama) S.A on 28 October 2013. A director of HSBC Bank Argentina S.A, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC and Grupo Financiero HSBC, S.A. de C.V. Director of HSBC North America Holdings from 1 January 2014. Former HSBC appointments include: Chief Executive Officer, HSBC Argentina; and Deputy Head, Personal Financial Services, Brazil.

Sean O’Sullivan, 58

Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 2011. Former HSBC appointments include: Group Chief Technology and Services Officer; director and Chief Operating Officer of HSBC Bank plc; and Chief Operating Officer of HSBC Bank Canada.

Peter Wong, 62

Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since 2010. Chairman of HSBC Bank (China) Company Limited and HSBC Bank Malaysia Berhad. A non-executive director of Hang Seng Bank Limited and Bank of Communications Co. Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Former HSBC appointments include: Vice Chairman of HSBC Bank (Vietnam) Ltd; director of HSBC Bank Australia Limited; and a director of Ping An Insurance (Group) Company of China, Ltd.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board of Directors

The Board of Directors of HSBC Holdings (the ‘Board’) exists to promote the long-term success of the Company and deliver sustainable value to our shareholders. Led by the Group Chairman, it sets the strategy and risk appetite for the Group and approves capital and operating plans presented by management for the achievement of the strategic objectives. Implementation of the strategy is delegated to the Group Management Board (‘GMB’) which, in turn, is led by the Group Chief Executive.

Directors

HSBC Holdings has a unitary Board. The authority of the Directors is exercised in Board meetings where the Board acts collectively. The Directors who served during the year were Safra Catz, Laura Cha, Marvin Cheung, Jim Comey (appointed 4 March 2013 and retired 4 September 2013), John Coombe, Sir Jonathan Evans (appointed 6 August 2013), Joachim Faber, Rona Fairhead, Renato Fassbind (appointed 1 January 2013), Douglas Flint, Stuart Gulliver, James Hughes-Hallett, Sam Laidlaw, John Lipsky, Rachel Lomax, Iain Mackay, Sir Simon Robertson and John Thornton (retired 24 May 2013).

Marc Moses, Group Chief Risk Officer, was appointed a Director with effect from 1 January 2014.

At the time of approval of the Annual Report and Accounts 2013 on 24 February 2014, the Board comprised the Group Chairman, Group Chief Executive, Group Finance Director, Group Chief Risk Officer and 13 non-executive Directors. Kathleen Casey has been appointed a non-executive Director with effect from 1 March 2014.

The names and brief biographical details of the Directors are included on pages 330 to 335.

Executive Directors

The Group Chairman, Group Chief Executive, Group Finance Director and Group Chief Risk Officer are HSBC employees.

Non-executive Directors

Non-executive Directors are not HSBC employees and do not participate in the daily management of HSBC; they bring an independent perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the Group’s risk profile and the reporting of performance. The non-executive Directors bring a wide variety of experience from the public and private sectors, including the leadership of large complex multinational enterprises.

Non-executive Directors’ terms of appointment

The Board has determined the time commitment expected of non-executive Directors to be 30 to 36 days per annum. Time devoted to the Company could be considerably more, particularly if serving on Board committees.

Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at Annual General Meetings, are typically expected to serve two three-year terms. The Board may invite a director to serve additional periods. All Directors are subject to annual election by shareholders.

Letters setting out the terms of appointment of each of the non-executive Directors, including the time commitment expected of each of them, are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the meeting itself.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separate and a clear division of responsibilities has been approved by the Board to distinguish between the running of the Board and the executive responsibility for running HSBC’s business. Descriptions of the roles and responsibilities of the Group Chairman and the Group Chief Executive are available at www.hsbc.com/investor-relations/governance/ board-committees. Their key responsibilities are set out below.

Key responsibilities

Group Chairman – Douglas Flint

•	Leads the Board and ensures its effectiveness.

•	Develops relationships with governments, regulators and investors.

•	Leads the Group’s interactions on matters of public policy and regulatory reform with regard to the banking and financial services industry.

•	Maintains corporate reputation and character.

•	Undertakes performance management of the Group Chief Executive.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Group Chief Executive – Stuart Gulliver

•	Develops, and delivers performance against, business plans.

•	Develops Group strategy, in agreement with the Group Chairman, for recommendation to the Board.

•	As Chairman of the GMB, drives performance within strategic goals and commercial objectives agreed by the Board.

Deputy Chairman and senior independent non-executive Director

A description of the roles and responsibilities of the Deputy Chairman and senior independent non-executive Director, which has been approved by the Board, is available at http://www.hsbc.com/ investor-relations/governance/board-committees. His key responsibilities are set out below.

Key responsibilities

Deputy Chairman and senior independent non-executive Director – Sir Simon Robertson

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

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed twenty-five. Any Director so appointed by the Board shall retire at the Annual General Meeting following his or her appointment and shall be eligible for election but would not be taken into account in determining the number of Directors who are to retire by rotation at such meeting in accordance with the Articles of Association. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person a Director or remove any Director before the expiration of his period of office. On the recommendation of the Nomination Committee and in compliance with provision B.7.1 of the UK Corporate Governance Code, the Board has decided that all of the Directors should be subject to annual re-election by shareholders. Accordingly, all of the Directors will retire at the forthcoming Annual

General Meeting and offer themselves for election or re-election, with the exception of John Coombe and James Hughes-Hallett who will retire and will not offer themselves for re-election. Each of the executive Directors is employed, on a rolling contract which requires 12 months’ notice to be given by either party. None of the non-executive Directors has a service contract with HSBC.

Powers of the Board

The Board is responsible for overseeing the management of HSBC globally and, in so doing, may exercise its powers, subject to any relevant laws and regulations and to the Articles. The Board has adopted terms of reference which are available at www.hsbc.com/1/2/about/board-of-directors. The Board reviews its terms of reference annually.

In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property or assets (present or future) of HSBC Holdings and may also exercise any of the powers conferred on it by the Companies Act 2006 and/or by shareholders. The Board is able to delegate and confer on an executive Director any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fits. In addition, the Board may establish any local or divisional boards or agencies for managing the business of HSBC Holdings in any specified locality and delegate and confer on any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. The Board may also, by power of attorney or otherwise, appoint any person or persons to be the agent of HSBC Holdings and may delegate to any such person or persons any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit.

The Board delegates the day to day management of HSBC Holdings to the GMB but reserves to itself approval of certain matters including operating plans, risk appetite and performance targets, procedures for monitoring and controlling operations, credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments and any substantial change in balance sheet management policy.

HSBC Holdings was registered in Hong Kong under part XI of the Companies Ordinance on 17 January 1991.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board meetings

Seven Board meetings and two one-day strategy meetings were held in 2013. At least one Board meeting each year is held in a key strategic location outside the UK. During 2013, Board meetings were held in Hong Kong and Washington DC.

The table below shows each Director’s attendance at meetings of the Board held while he or she was a Director during 2013.

During 2013, the non-executive Directors and the Group Chairman met once without the other executive Directors. The non-executive Directors also met four times without the Group Chairman, including to appraise the Group Chairman’s performance.

Board attendance record

	Meetings attended	Meetings eligible to attend as a Director

Safra Catz	7	7
Laura Cha	7	7
Marvin Cheung	7	7
Jim Comey[1,2]	2	3
John Coombe	7	7
Sir Jonathan Evans[2,3]	2	2
Joachim Faber	7	7
Rona Fairhead	7	7
Renato Fassbind[4]	7	7
Douglas Flint	7	7
Stuart Gulliver	7	7
James Hughes-Hallett	7	7
Sam Laidlaw	7	7
John Lipsky	7	7
Rachel Lomax	7	7
Iain Mackay	7	7
Sir Simon Robertson	7	7
John Thornton[5]	3	4

Meetings held in 2013	7

1	Appointed a Director on 4 March 2013 and retired on 4 September 2013.
2	Also attended one meeting by invitation before becoming a Director.
3	Appointed a Director on 6 August 2013.
4	Appointed a Director on 1 January 2013.
5	Retired as a Director on 24 May 2013.

Attendance of committee meetings to discharge specific business

Eleven meetings of committees of the Board appointed to discharge specific business were held during 2013. The Directors who attended these meetings are shown in the table below.

Attendance at committee meetings

Meetings Attended

Executive Directors
Douglas Flint	11
Stuart Gulliver	8
Iain Mackay	7

Non-executive Directors
Safra Catz	2
Marvin Cheung	2
Jim Comey	1
John Coombe	3
Joachim Faber	2
Rona Fairhead	1
Renato Fassbind	2
James Hughes-Hallett	1
John Lipsky	2
Rachel Lomax	1
Sir Simon Robertson	2

Board balance and independence of Directors

The Board comprises a majority of independent non-executive Directors to ensure that no individual or small group can dominate its decision making. The size of the Board is considered to be appropriate given the complexity and geographical spread of our business and the significant time demands placed on the Directors.

The Nomination Committee regularly reviews the structure, size and composition of the Board (including skills, knowledge, experience, independence and diversity) and makes recommendations to the Board with regard to any changes.

The Board has adopted a policy on Board diversity which is consistent with the Group’s strategic focus on ethnicity, age and gender diversity for the employee base. Further information on the Board diversity policy can be found on page 362.

The Board considers all of the non-executive Directors to be independent. Rona Fairhead has served on the Board for more than nine years and, in that respect only, does not meet the usual criteria for independence set out in the UK Corporate Governance Code. She will stand for re-election at the 2014 Annual General Meeting. The Board has determined Rona Fairhead to be independent in character and judgement, notwithstanding her length of service, taking into account her continuing level of constructive challenge of management and strong contribution to Board discussions. The Board will continue to consider Rona Fairhead’s independence annually.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her election by shareholders following their appointment as a Director of HSBC Holdings. The experience of previous service on an HSBC subsidiary company board can be a considerable benefit and does not detract from a Director’s independence. In reaching its determination of each non-executive Director’s independence, the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence to HSBC Holdings.

Information and support

The Board regularly reviews reports on performance against financial and other strategic objectives, business developments and investor and external relations. The chairmen of Board committees and the Group Chief Executive report to each meeting of the Board on the activities of the committees since the previous Board meeting. The Board receives regular reports and presentations on strategy and developments in the global businesses and principal geographical areas. Regular reports are also provided on the Group’s risk appetite, top and emerging risks, risk management, credit exposures and the Group’s loan portfolio, asset and liability management, liquidity, litigation, compliance and reputational issues.

The Directors have free and open contact with management at all levels. When attending Board offsite meetings and when travelling for other reasons, non-executive Directors are encouraged to take opportunities to see business operations at first hand and to meet management.

Non-executive Directors have an open invitation to attend meetings of the GMB to further enhance their understanding and awareness of our businesses and the senior leadership team.

Role of the Group Company Secretary

All Directors have access to the advice and services of the Group Company Secretary, who is responsible to the Board for ensuring that Board procedures and all applicable rules and regulations are complied with.

Under the direction of the Group Chairman, the Group Company Secretary’s responsibilities include ensuring good information flows within the Board and its committees and between senior management and non-executive Directors, as well as facilitating induction and assisting with professional development as required.

The Group Company Secretary is responsible for advising the Board through the Group Chairman on corporate governance matters.

The agenda and supporting papers are distributed in advance of all Board and Board committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary at the Company’s expense.

Induction

Full, formal and tailored induction programmes, with particular emphasis on risk management and internal controls systems, are arranged for newly appointed Directors. The programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to familiarise themselves with the business. Directors also receive comprehensive guidance from the Group Company Secretary on directors’ duties and liabilities. As part of their induction, the Group Company Secretary will develop a programme based on an individual Director’s needs. Induction programmes are also arranged for newly appointed members of committees.

Training and development

Focused in-house training sessions are arranged in conjunction with scheduled Board meetings. Directors attended Board and strategy meetings in 2013 at which briefings on the following topics were given:

•	RBWM strategy and business update[1]

•	GB&M strategy and business update[1]

•	GPB strategy and business update[1]

•	CMB strategy and business update[1]

•	Information technology[1]

•	Macroeconomic outlook

•	Regulatory development

•	Global geopolitics

•	Recommendations from the Independent Commission of Banking[1]

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•	Central Clearing Counterparties and Collateral Management[1]

•	Financial intelligence systems[1]

•	Shanghai free trade zone[1]

•	Balance Sheet Management[1]

•	Industry outlook[1]

Except:

1	Jim Comey was not a Director at the time of the briefings.

A number of Directors attended a forum for chairmen of HSBC Group audit and risk committees, which included briefings on the following topics:

•	cyber security;

•	the changing financial and regulatory reporting landscape;

•	developments in regulatory capital requirements; and

•	technical accounting issues

A number of Directors attended a forum for HSBC Group non-executive Directors, which included briefings on the following topics:

•	US strategy;

•	Mexico strategy;

•	public policy and financial crime;

•	international co-operation against tax evasion; and

•	regulatory expectations.

Executive Directors

In the performance of their roles as Group Chairman, Group Chief Executive and Group Finance Director, respectively, Douglas Flint, Stuart Gulliver and Iain Mackay develop and refresh their skills and knowledge of the Group’s businesses and operations through day-to-day interactions and briefings with senior management of the Group’s businesses and functions; and presenting on the Group’s businesses to investors and analysts. They remain abreast of developments affecting the financial services sector, and banking in particular, by representing HSBC’s interests at conferences, advisory groups and other events and meetings with regulators and other authorities. During 2013, this included the activities set out below:

Douglas Flint

Chaired meetings of and gave key note speeches to the International Institute of Finance. Participated in panel discussions and gave key note speeches on economic growth and financial regulation at a number of leading events including the Eurofi High Level Seminar, Asian Leadership Conference, 43rd St. Gallen Symposium and The Salzburg Global Seminar. Attended and participated in panel discussions at the World Economic Forum in Davos. Attended the Global Investment Conference with representatives of the UK Government to discuss how the UK can pursue global growth. Hosted the annual forum for HSBC Group non-executive Directors. Attended regulatory meetings with the PRA and FCA.

Stuart Gulliver

Participated in a panel discussion at the Singapore Summit, on China in transition. Participated in the China Banking Regulatory Commission’s International Advisory Council on changes in the international banking environment, influence on regulation, banking services for the real economy, financial support for small and medium-sized enterprises and consumer protection and education. Attended regulatory meetings with the PRA and FCA and the Federal Reserve Bank of Chicago. Chaired the Group’s update for investors in London.

Iain Mackay

Spoke at a conference sponsored by Bank of America Merrill Lynch on making finance work in a higher capital world and the European Conference run by UBS for policymakers and industry experts to share insights into the crucial issues affecting the global economy. Chaired meetings of the European Chief Financial Officers network. Attended regulatory meetings with the PRA and FCA and the Hong Kong Monetary Authority. Presented at the Group’s update for investors in London and hosted regular meetings with investors in the UK, the rest of Europe, US and Hong Kong. Participated in the annual forum for the chairmen of HSBC Group audit and risk committees.

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

In addition to the briefings given at Board meetings of HSBC Holdings, the following non-executive Directors undertook bespoke training sessions and other activities, including attending

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board and committee meetings at which briefings were given during 2013 to develop and refresh their knowledge and skills as set out below:

Safra Catz

Attended a briefing on HSBC’s IT strategy, risk and governance framework which was given at a meeting of the Group Risk Committee. Attended regulatory meetings with the PRA and FCA.

Laura Cha

Gave keynote speeches on financial services at a number of Hong Kong institutions. Participated in the Bloomberg 20th Anniversary panel discussion on women and the economy in Hong Kong. Attended meetings of the Corporate Sustainability Committee at which briefings were given on sustainability in HSBC’s operations in Europe and Asia. As a director and Vice Chairman of The Hongkong and Shanghai Banking Corporation attended bespoke briefings or board meetings at which briefings were given on: specific aspects of the Group’s operations in Hong Kong, Singapore, India and other countries in Asia Pacific; the four global businesses; IT and operations (including real estate issues and the organisational effectiveness programme); finance and risk-related issues (including Basel III, FATCA, stress testing and recovery and resolution planning); and succession planning.

Marvin Cheung

Attended events for independent non-executive directors organised by KPMG. As a director of Hang Seng Bank attended bespoke briefings on the statutory obligation to disclose inside information and disclosure of interests. Attended meetings of the Group Audit Committee at which briefings were given on developments in regulatory and accounting requirements and the regulatory environment.

John Coombe

Attended events for non-executive directors run by Tapestry Networks and by Ernst & Young on emerging issues in financial services. Participated in a meeting of audit committee chairmen with the PRA and Bank of England to discuss emerging issues. Attended regulatory meetings with the PRA and FCA. Attended meetings of Board committees at which briefings were given on: developments in regulatory and accounting requirements; the regulatory environment; the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation; competition law; the remuneration-related aspects of CRD IV; the Parliamentary Commission on Banking Standards report; and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Co-chaired the annual forum for the chairmen of HSBC Group audit and risk committees. Participated in the annual forum for HSBC Group non-executive Directors.

Sir Jonathan Evans

Attended a regulatory meeting with the FCA. Undertook a personal induction programme comprising bespoke briefings on the four global businesses; the Group’s regional operations; the structure and responsibilities of a number of the Group’s global functions, including: Strategy and Planning; Corporate Sustainability; Risk (including Regulatory and Financial Crime Compliance, security and fraud risk, financial intelligence and client intelligence); Finance; Legal; IT and operations; Human Resources; Internal Audit and corporate governance (including Directors’ duties and obligations, HSBC’s governance structure, Global Standards and Business Principles, international corporate governance codes and listing obligations).

Joachim Faber

Attended and spoke at conferences on corporate governance. As a member of the German Corporate Governance Codex Commission received regular briefings on corporate governance. Attended a regulatory meeting with the PRA and FCA. Regular interactions with, and receipt of briefings from, the Group Chief Risk Officer. Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation and competition law.

Rona Fairhead

Attended a regulatory meeting with the FCA. As Chairman of the Financial System Vulnerabilities Committee received a bespoke overview of the US business including strategy, CMB, compliance (including anti-money laundering, Bank Secrecy Act, country risk rating and assessment). Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for CMB and GPB; risk modelling and stress testing. Co-chaired the annual forum for the chairmen of HSBC Group audit and risk committees. Participated in the annual forum for HSBC Group non-executive Directors.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Renato Fassbind

Attended an event for non-executive directors run by Tapestry Networks. Received bespoke briefings on internal audit issues and RBWM. Attended meetings of committees of the Board at which briefings were given on: developments in regulatory and accounting requirements; the regulatory environment; the remuneration-related aspects of CRD IV; the Parliamentary Commission on Banking Standards report; and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Participated in the annual forum for HSBC Group non-executive Directors.

James Hughes-Hallett

Attended meetings of the Corporate Sustainability Committee at which briefings were given on sustainability in HSBC’s operations in Europe and Asia.

Sam Laidlaw

Attended a regulatory meeting with the PRA and FCA. Attended meetings of the Group Remuneration Committee at which briefings were given on the remuneration-related aspects of CRD IV, the Parliamentary Commission on Banking Standards report and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills.

John Lipsky

Attended and participated in panel discussions at the World Economic Forum in Davos, the European Commission conference in Brussels on competitiveness, structural reform and growth in an international context and the HSBC conference in Brussels on European trade and investment as engines of growth. Attended the annual meeting of the International Monetary Fund. Received a bespoke briefing on the UK economy. Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for the global businesses; Group recovery and resolution planning; risk meetings; stress testing; risk data aggregation; and competition law. Participated in the annual forum for HSBC Group non-executive Directors.

Rachel Lomax

Attended an event for non-executive Directors run by Tapestry Networks. Attended conferences run by the Ditchley Foundation and the Ditchley Canadian Foundation on European developments and the regulatory aftermath of the financial crisis, respectively. Attended regulatory meetings with the PRA and the FCA. Undertook a site visit and received bespoke briefings giving an overview of the Group’s US business. Attended meetings of committees of the Board at which briefings were given on: the regulatory environment and developments in regulatory and accounting requirements; the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation; and competition law. Participated in the annual fora for the chairmen of HSBC Group audit and risk committees and for HSBC Group non-executive Directors.

Sir Simon Robertson

Attended regulatory meetings with the PRA and FCA and the Federal Reserve Board. Develops and refreshes knowledge of the Group’s businesses and operations through regular interactions with, and receipt of briefings from, the Group Chairman and Group Chief Executive as well as other senior executives including the Heads of Financial Crime Compliance and Global Banking and Markets. Attended meetings of the Group Remuneration Committee at which briefings were given on the remuneration-related aspects of CRD IV, the Parliamentary Commission on Banking Standards report and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Participated in the annual fora for the chairmen of HSBC Group audit and risk committees and for HSBC Group non-executive Directors.

Performance evaluation

The Board strongly supports the principle of regular evaluation of its own effectiveness and that of its committees and individual Directors. A routine externally facilitated process brings with it added rigour. In October 2013, Bvalco Ltd1 was commissioned for a second year to facilitate and report on the review of effectiveness of the Board, in particular building upon the review undertaken in 2012. The review considered the level and nature of debate at Board meetings, engagement between non-executive Directors and executive management, the relationship and information flows between subsidiaries and the Board and progress made against the actions identified and agreed since the review undertaken in 2012. Bvalco’s report was prepared following interviews with Directors and senior members of management and a review of relevant documents.

Bvalco presented their report at a full meeting of the Board. It concluded that the Board is operating

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

effectively with a number of important strengths and that significant progress had been made during 2013 to address recommendations made by Bvalco in its 2012 review of the Board’s effectiveness and which were agreed with the Board as part of its annual performance evaluation. This process also enables additional feedback to be provided for the annual evaluation of the effectiveness of the principal Board committees.

Evaluation of the individual performance of each non-executive Director is undertaken annually by the Group Chairman. During this evaluation, the Group Chairman discusses the individual contribution of the Director, explores training and development needs, seeks input on areas where the Director feels he or she could make a greater contribution and discusses whether the time commitment required of the Director can continue to be delivered. Based upon their individual evaluation, the Group Chairman has confirmed that all of the non-executive Directors continue to perform effectively, contribute positively to the governance of HSBC and demonstrate full commitment to their roles.

Evaluation of the individual performance of each executive director is undertaken as part of the performance management process for all employees, the results of which are considered by the Group Remuneration Committee when determining variable pay awards each year.

The non-executive Directors, led by the Deputy Chairman and senior independent non-executive Director, are responsible for the evaluation of the performance of the Group Chairman.

The Board will monitor the implementation of actions arising from its 2013 performance evaluation.

It is the intention of the Board to continue to undertake an evaluation of its performance and that of its committees and individual Directors annually, with independent external input to the process, as appropriate, at least every third year.

1	A legal firm which is engaged from time to time by the Company to provide legal services holds a 20% shareholding in Bvalco Ltd. Bvalco Ltd has confirmed that it does not have any other connection with the Company.

Relations with shareholders

All Directors are encouraged to develop an understanding of the views of major shareholders. Non-executive Directors are invited to attend analyst presentations and other meetings with institutional investors and their representative bodies. Directors also meet representatives of institutional shareholders annually to discuss corporate governance matters.

All executive Directors and certain other senior executives hold regular meetings with institutional investors. The Board receives a regular investor relations activity report which provides feedback from meetings with institutional shareholders and brokers, analysts’ forecasts, information from research reports and share price performance data. Twice each year the Board also receives a report from one of our corporate brokers.

The Group’s shareholder communication policy is available on www.hsbc.com.

On several occasions during 2013, non-executive Directors, including the Deputy Chairman and senior independent non-executive Director, met or corresponded with institutional investors and their representatives to discuss corporate governance and executive remuneration.

As Deputy Chairman and senior independent non-executive Director, Sir Simon Robertson is available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director, Group Chief Risk Officer, or other executives cannot resolve or for which such contact would be inappropriate. He may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

Conflicts of interest, indemnification of Directors and contracts of significance

The Board has adopted a policy and procedures relating to Directors’ conflicts and potential conflicts of interest and can determine the terms of authorisation for such situations. The Board’s powers to authorise conflicts are operating effectively and the procedures are being followed. A review of situational conflicts which have been authorised from time to time and the terms of those authorisations are undertaken by the Board annually.

The Articles provide that Directors are entitled to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities. Such provisions have been in place during the financial year but have not been utilised by the Directors. All Directors have the benefit of directors’ and officers’ liability insurance.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with any HSBC company.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Corporate governance codes

HSBC is committed to high standards of corporate governance. HSBC has complied during 2013 with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the FCA and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year, save that, on 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of €1,000 each issued by HSBC Capital Funding (Euro 2) L.P. before giving notification. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group Securities.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board committees

1	Established on 17 January 2014.
2	Established on 22 November 2013.

The Board has established a number of committees consisting of Directors, Group Managing Directors and, in the case of the Financial System Vulnerabilities Committee, co-opted non-director members. The key roles of the Board committees are described above. The Chairman of each non-executive Board committee reports to each meeting of the Board on the activities of the committee since the previous Board meeting.

The terms of reference of the principal non-executive Board committees are available at www.hsbc.com/ boardcommittees. Each non-executive Board committee reviews its terms of reference annually.

Group Management Board

Role and members

The GMB is responsible for the day-to-day management of HSBC Holdings.

Members	Stuart Gulliver (Chairman), Iain Mackay and Marc Moses who are executive Directors, and Ann Almeida, Samir Assaf, Peter Boyles, Simon Cooper, Irene Dorner, John Flint, Pam Kaur, Alan Keir, Stuart Levey, Antonio Losada, Sean O’Sullivan and Peter Wong, all of whom are Group Managing Directors.

The Group Chief Executive Officer chairs the GMB. The head of each global business and global function and the chief executive of each region attend GMB meetings, either as members or by invitation.

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

Regular Risk Management Meetings of the GMB, chaired by the Group Chief Risk Officer, are held to establish, maintain and periodically review the policy and guidelines for the management of risk within the Group.

Regular Global Standards Steering Meetings of the GMB, co-chaired by the Group Chief Risk Officer and Chief Legal Officer, are held to develop and implement Global Standards reflecting best practices which must be adopted and adhered to consistently throughout the Group. The Head of Group Financial Crime Compliance and Group Money Laundering Reporting Officer attends each meeting.

Group Audit Committee

Chairman’s Statement

HSBC’s Annual Report and Accounts 2013 differs from previous years in line with the new UK legislation requiring that UK companies include in their annual report a Strategic Report section covering the company’s strategy and business model and the principal risks and challenges it faces. The GAC has provided input and guidance on the way in which the Annual Report and Accounts 2013 has been presented and we hope shareholders find the Strategic Report section to be concise and useful.

We have set out in the report below further information on the role and activities of the GAC during 2013.

A particular focus area for the GAC in the year was oversight of the tender process which resulted in the recommendation to the Board that PricewaterhouseCoopers LLP (‘PwC’) be appointed the Group’s auditor for the financial year commencing 1 January 2015. The transition process for PwC to familiarise themselves with the Group’s business and to take steps to satisfy auditor independence requirements, is a crucial element in the handover of audit responsibilities by KPMG. This transition process will continue to be a focus for the GAC in 2014.

At the conclusion of the Annual General Meeting, I shall be stepping down from the Board and it is proposed that Renato Fassbind will become Chairman of the GAC at this time. I should like to congratulate him on his appointment and welcome Kathleen Casey, who will become a Director and member of the GAC in March 2014.

John Coombe

Chairman, Group Audit Committee

24 February 2014

Role and members

The Group Audit Committee has non-executive responsibility for oversight of, and advice to the Board on, matters relating to financial reporting.

	Meetings attended	Meetings eligible to attend
Members[1]
John Coombe (Chairman)	5	5
Marvin Cheung	5	5
Rona Fairhead[2]	3	3
Renato Fassbind[3]	3	3
Rachel Lomax	5	5

Meetings held in 2013	5

1	All members are independent non-executive Directors. Kathleen Casey will be appointed as a non-executive Director with effect from 1 March 2014 and will become a member of the Committee from this date. With effect from the conclusion of the 2014 Annual General Meeting, John Coombe will retire as a Director and Chairman of the GAC and Renato Fassbind will become Chairman of the GAC (subject to regulatory approval).
2	Retired as a member of the Committee on 24 May 2013.
3	Appointed as a member of the Committee on 1 March 2013.

The Board has determined that Marvin Cheung, John Coombe, Renato Fassbind and Rachel Lomax are, and Rona Fairhead was, independent according to SEC criteria and may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK Corporate Governance Code.

The governance structure for the oversight of financial reporting is set out below. Each major operating subsidiary has established a board committee with non-executive responsibility for oversight of matters relating to financial reporting.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Governance structure for the oversight of financial reporting

Authority	Membership	Responsibilities include:

Board	Executive and non-executive Directors	• Financial reporting • Appointing senior financial officers

GAC	Independent non-executive Directors

•   Monitoring the integrity of financial statements

•   Overseeing the internal control systems over financial reporting, including reviewing their effectiveness

•   Monitoring and reviewing the effectiveness of the internal audit function

•   Reviewing the Company’s financial and accounting policies and practices

•   Advising the Board on appointment of the external auditor and is responsible for oversight and remuneration of the external auditor

Disclosure Committee	Representatives from global businesses, functions and certain Group companies

•   Reviewing the Group’s material communications with investors

•   Assisting the Group Chief Executive and Group Finance Director to discharge their obligations relating to financial reporting under the Securities Exchange Act of 1934

•   Monitoring and reviewing the effectiveness of controls and procedures established to ensure that information is disclosed appropriately and on a timely basis

•   Reporting findings and making recommendations to the Group Chief Executive, Group Finance Director and the GAC

Subsidiary board committees responsible for oversight of financial reporting and global business audit committees	Independent non-executive directors and/or HSBC Group employees with no line of functional responsibility for the activities of relevant subsidiary or global business, as appropriate.	• Providing reports to the GAC on financial statements and internal controls over financial reporting of relevant subsidiaries or businesses, as requested

Committee activities

The GAC undertook the following activities in the discharge of its responsibilities:

•

Financial reporting. The Committee advised the Board on meeting its external financial reporting obligations through its reviews of financial statements, interim reports and interim management statements prior to approval by the Board. The Committee also undertook the following:

–	endorsed the going concern statement and the statement of compliance with the UK and Hong Kong Corporate Governance Codes for inclusion in the financial statements;

–	advised the Board that the annual report and accounts, taken as a whole, is fair, balanced and understandable;

–	received reports on proposed changes to the Group’s disclosures in the financial statements and the adequacy of procedures to identify transactions and matters requiring disclosure under certain accounting standards;

–	reviewed accounting policies and practices, including approval of the critical accounting policies;
–	considered provisioning for, and disclosure of, certain litigation and regulatory matters with external legal counsel providing a status update on these matters;

–	received presentations from the Global Head of Tax on current tax issues;

–	received a report on the accounting issues raised in the Report of the Parliamentary Commission on Banking Standards; and

–	reviewed the procedures for the submission by employees of concerns regarding accounting and/or auditing matters.

The GAC considered the significant accounting issues described below and in addressing these issues the Committee considered the appropriateness of management’s judgements and estimates and, where appropriate, discussed these judgements and estimates with the external auditor, reviewing the matters referred to in the external auditor’s report as risks of material misstatement. The Committee considered:

–

loan impairment allowances and charges throughout the year, discussing with management the reasons for significant changes. Judgements and estimates discussed included changes to the loan impairment model and assumptions for

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

restructured loans in Brazil; a review of assumptions about the time period between loss events occurring, discovery and eventual write-off for the collective impairment assessment of retail banking and small business portfolios; collective provisioning for US mortgage portfolios, and management judgements on notable individual cases of impairment in wholesale banking;

–	the recognition and level of provisions, the existence of contingent liabilities, and the disclosures relating to provisions and contingent liabilities, for legal proceedings and regulatory matters;

–	HSBC’s exposure to the payment of redress in respect of the possible mis-selling of payment protection insurance policies in the UK and the related provisions. The Committee considered the key assumptions which determine the provisions and the factors driving the increase during the year. Management’s assessment was that the amount of provision at 31 December 2013 is based on appropriate assumptions about future expected redress payments, while noting the sensitivity of the provision to different outcomes from those assumed;

–	HSBC’s exposure to remediation costs relating to the possible mis-selling of interest rate swaps to small and medium-sized businesses in the UK, noting the reasons for the additional provisions made during 2013;

–	developments in the industry investigations and reviews into the setting of Libor, Euribor and other benchmark interest and foreign exchange rates, and matters relating to trading on foreign exchange and credit derivatives markets, by various regulators and competition and enforcement authorities around the world. The Committee discussed the high degree of uncertainty as to the resolution of these regulatory investigations and reviews;

–	the valuation of financial instruments measured at fair value, including the measurement of derivatives. Developments in market practice regarding accounting for funding costs in the valuation of uncollateralised derivatives were considered. HSBC does not currently include funding fair value adjustments (‘FFVA’) in the fair value measurement of uncollateralised derivatives, as no industry consensus has yet emerged on how FFVA should be calculated. However, FFVA may be adopted by HSBC in future as such consensus develops;

–	the impairment test performed on HSBC’s investment in BoCom as at 31 December 2013. The impairment test identified that, based on an assessment of the value in use of the investment, the investment is not impaired. The Committee noted the sensitivity of the impairment test result to projected future cash flows and the discount rate;

–	the results of the annual goodwill impairment test completed as at 1 July 2013, which identified no impairment. The goodwill relating to GPB Europe was re-tested as at 31 December 2013 following reduced forecast profitability in the second half of 2013, and management concluded that it was not impaired. The Committee noted that disclosure has been made with regards to the extent to which a change in key assumptions would result in the recoverable amount being equal to its carrying amount;

–	the recognition of deferred tax assets, including in the US, where reliance is placed on the Group’s continued investment of sufficient capital to ensure realisation of deferred tax assets, in Mexico, where the recoverability of deferred tax assets has been affected by clarifications in legislation, and in the UK, where projections of future taxable income of HSBC Holdings plc are insufficient to enable recognition of deferred tax assets for its carried forward tax losses.

•	Internal controls over financial reporting. The Committee undertook an annual review of HSBC’s systems of internal controls over financial reporting. During 2013, the Committee monitored the effectiveness of such internal controls and reported regularly to the Board as described on page 366. The Committee received regular reports from the Group Finance Director, the Group Chief Accounting Officer, and the Group Head of Internal Audit. Minutes of the Group Risk Committee and executive committee meetings including the GMB, Risk Management Meetings and Global Standard Steering Meetings were provided to the Committee members. The Committee also reviewed the adequacy of resources, qualifications and experience of staff in the Finance function. Reports were submitted to

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

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

•	Effectiveness of the internal audit function. The Committee satisfied itself that the internal audit function was effective and adequately resourced through regular meetings held with, and reports provided by, the Group Head of Internal Audit on internal audit issues, including the effectiveness and adequacy of resources. PwC were engaged to undertake a review of the internal audit function to assess compliance with industry and regulatory internal audit guidance and progress made by the function in addressing the recommendations contained in the external quality assurance review performed by KPMG in 2012. The Committee received reports over the course of 2013 on the activities of the internal audit function and reviewed its planned activities for the following year.

•	Legal and regulatory environment. The Committee received regular reports on litigation and on the application of changes in law, regulation, accounting policies and practices and regulatory developments, including reports on developments in the programme to change IFRSs, Basel III/CRD IV, the recommendations of the ICB and accounting issues raised in the report from the Parliamentary Commission on Banking Standards.

•	External auditor. The Committee provided oversight of the external auditor through regular meetings with the external auditor, including meetings without management present, and receiving reports on the external auditor’s strategy in relation to the audit of financial statements and the progress of the audit. The Committee monitored the effectiveness of the audit process through a review of the public report published by the Financial Reporting Council’s Audit Inspection Unit on the inspection of the external auditor, an assessment against a best practice checklist for evaluating external auditors, an external audit assessment questionnaire completed by the chief financial officers of the Group’s major geographical
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

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Finance Director, the Group Chief Accounting Officer, the Group Chief Risk Officer, the Group Head of Internal Audit, the external auditor and other senior executives as required.

Terms of reference and subsidiary company audit oversight

The GAC is responsible for non-executive oversight of internal controls over financial reporting.

To ensure consistency of scope and approach by subsidiary company audit committees, the GAC has established core terms of reference to guide subsidiary companies when adopting terms of reference for their non-executive audit committees. The Committee’s endorsement is required for any proposed material changes to subsidiary audit committee terms of reference and for appointments to such committees.

A forum for the chairmen of our principal subsidiary company committees with responsibility for non-executive oversight of financial reporting and risk-related matters was held in June 2013 to share understanding and to facilitate a consistent approach to the way in which these subsidiary company committees operate. The next forum will be held in June 2014.

Arrangements relating to the external auditor

The Committee has recommended to the Board that KPMG Audit Plc be reappointed as auditor at the forthcoming Annual General Meeting.

KPMG has been the Group’s auditor since 1991, when HSBC Holdings became the ultimate holding company of the Group, without a tender process for the external audit contract having taken place. A tender process was undertaken in 2013, resulting in a recommendation, which was endorsed by the

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board, that PricewaterhouseCoopers LLP be appointed as external auditor for the financial year commencing 1 January 2015. The appointment will be subject to shareholders’ approval at the 2015 AGM.

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

The policies for the pre-approval of specific services that may be provided by the principal auditor are kept under review by the Committee and amended as necessary to meet the dual objectives of ensuring that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditor, while also ensuring that our external auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where any HSBC company pays for the service, or is a beneficiary or addressee of the service, and has selected or influenced the choice of KPMG. All services provided by KPMG during 2013 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee.

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

Group Risk Committee

Chairman’s Statement

I assumed the chairmanship of the Group Risk Committee (‘GRC’) in May 2013 from Rona Fairhead, under whose leadership the role of the GRC continued to evolve. Following my appointment and the establishment of the Financial System Vulnerabilities Committee (‘FSVC’) in January 2013 to oversee financial crime-related risk matters and the Group’s adoption of enhanced compliance standards, the GRC has been in a position to increase its focus on oversight of other areas of risk that the Group faces and to take an increasingly forward-looking approach to identifying emerging risks.

As the Group has continued to pursue its transformation agenda to simplify the way the Group is run and make it easier to manage, the GRC has focused on identification and management of risks inherent in the implementation of this agenda. As businesses have been disposed of or closed, pressure has been exerted on costs and our global businesses and functions have been re-shaped, the GRC has overseen risk management actions with a particular focus on seeking assurance that management’s controls across the Group are not adversely affected.

The culture of the Group and the tone set by senior management throughout its global operations are critical to effective risk management. The GRC focuses on steps taken to communicate and reinforce the Group’s commitment to ‘doing the right thing’ particularly during reviews of the strategies and risk governance frameworks of the global businesses and functions. This is also reflected in the risk-related advice the GRC provides to the Group Remuneration Committee in connection with determination of the variable pay pool and individual awards.

The implications for the Group of evolving legal and regulatory requirements applicable to financial institutions, and preparatory steps being taken to address them, are kept under close review by the Committee. Aspects of the changing legal and regulatory environment which have been priority focus areas for the GRC in 2013 include the increased regulatory focus on conduct issues, particularly in the UK retail banking business, the implementation of new UK legislation on ‘ring-fencing’ of a UK bank’s retail operations from its investment banking operations, the application of the Volcker rule (which is part of the US Dodd-Frank Act) and the introduction of a ‘bail-in’ capital regime for UK banks. The nature and pace of legal and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

regulatory change in 2013 has led to increased scrutiny by the GRC of the Group’s risk appetite profile and management actions to mitigate risks and exposures.

We have set out in the report below further information on the role and activities of the GRC during 2013.

On behalf of the Committee I should like to thank John Coombe, who will be stepping down as a Director with effect from the 2014 Annual General Meeting, for his valuable contribution.

Joachim Faber

Chairman, Group Risk Committee

24 February 2014

Role and members

The GRC is responsible for advising the Board on high-level risk-related matters and risk governance and for non-executive oversight of risk management and internal controls (other than financial reporting).

	Meetings attended	Meetings eligible to attend

Members[1]
Joachim Faber[2] (Chairman)	9	9
John Coombe	9	9
Rona Fairhead[3]	5	5
John Lipsky	9	9
Rachel Lomax	9	9

Meetings held in 2013	9

1	All members are independent non-executive Directors. . With effect from the conclusion of the 2014 Annual General Meeting, John Coombe will retire as a Director and member of the GRC.
2	Appointed chairman of the Committee on 24 May 2013.
3	Retired as a member and chairman of the Committee on 24 May 2013.

John Trueman, a non-executive director of HSBC Bank plc and Chairman of its risk committee, and Robert Herdman, a non-executive director of HSBC North America Holdings Inc. and HSBC Bank USA have both attended meetings of the GRC by invitation during 2013. Their experience of risk-related matters in the financial services industry is valued by the Committee.

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

• Approving risk appetite, strategy and performance targets for the Group

• Approving appointment of chief risk officers of subsidiary companies

• Encouraging a strong risk governance culture which shapes the Group’s attitude to risk

GRC	Independent non-executive Directors

• Advising the Board on:

–  risk appetite and alignment with strategy

–  alignment of remuneration with risk appetite (through advice to the Group Remuneration

       Committee)

–  risks associated with proposed strategic acquisitions and disposals

• Overseeing high-level risk related matters

• Reviewing the effectiveness of the Group’s systems of risk management and internal controls

   (other than over financial reporting)

• Overseeing the maintenance and development of a supportive culture in relation to the management of risk

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Authority	Membership	Responsibilities include:

Financial System Vulnerabilities Committee	Executive Directors and co-opted non-director members

•    Overseeing controls and procedures designed to identify areas of exposure to financial crime or system abuse

•    Overseeing matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing

•    Reviewing policies and procedures to ensure continuing obligations to regulatory and law enforcement agencies are met

GAC	Independent non-executive Directors	• Overseeing risks relating to financial reporting and internal control over financial reporting.

Risk Management Meeting of the GMB	Group Chief Risk Officer Chief Legal Officer Group Chief Executive Group Finance Director All other Group Managing Directors

•    Formulating high-level global risk policy

•    Exercising delegated risk management authority

•    Overseeing implementation of risk appetite and controls

•    Monitoring all categories of risk and determining appropriate mitigating action

•    Promoting a supportive Group culture in relation to risk management

Global Standards Steering Meeting of the GMB

Group Chief Risk Officer

Chief Legal Officer

Group Chief Executive

Group Finance Director

Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer

All other Group Managing Directors

• Developing and implementing Global Standards reflecting best practices which must be adopted and adhered to throughout the Group • Overseeing initiatives to ensure our conduct matches our values

Global Risk Management Board	Group Chief Risk Officer Chief Risk Officers of HSBC’s global businesses and regions Heads of risk areas within the Global Risk Function

•    Supporting the Risk Management Meeting and the Group Chief Risk Officer in providing strategic direction for the Global Risk function, setting priorities and overseeing their execution

•    Overseeing consistent approach to accountability for, and mitigation of, risk across the Global Risk function

Subsidiary board committees responsible for risk-related matters and global business risk committees	Independent non-executive directors and/or HSBC Group employees with no line or functional responsibility for the activities of the relevant subsidiary or global business, as appropriate	• Providing reports to the GRC or intermediate risk committee on risk-related matters and internal controls (other than over financial reporting) of relevant subsidiaries or businesses, as requested

Risk reporting and monitoring

The GRC regularly monitors:

•	the Group’s risk appetite and risk profile against key performance/risk indicators, as set out in the Group’s Risk Appetite Statement, on Group-wide, global business and regional bases;

•	the top and emerging risks facing the Group; and

•	the risk profiles for separate categories of risk within the Group’s business identified in the Group’s Risk Appetite Statement, on Group-wide, global business and regional bases;

and reviews the mitigating actions proposed by management.

Reports on these items are presented at each meeting of the Committee. Regular reports from the Risk Management Meeting of the GMB, which is the executive body responsible for overseeing risk, are also presented.

In carrying out its responsibilities the Committee is closely supported by the Group Chief

Risk Officer. The Committee also receives regular presentations from the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, Global Head of Regulatory Compliance, Group Head of Internal Audit, the Chief Legal Officer and other business, function and risk heads.

Risk appetite

Risk appetite is a key component of our management of risk. The Board, advised by the GRC, approves the Group’s risk appetite, which describes the types and levels of risk that the Group is prepared to accept in executing our strategy and which is set out in the Group’s Risk Appetite Statement. Embedding risk appetite statements and the related monitoring and reporting framework across the Group has continued to be an area of significant focus in 2013 with initiatives undertaken to:

•	further enhance the Global risk appetite framework for consistent adoption by all regions and global businesses within the Group; and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•	complete a formal triennial review and assessment that HSBC’s risk appetite framework remains fit for purpose, is in line with best practice and adheres to the highest standards.

Our risk appetite framework is underpinned by the core characteristics listed to the right. These core characteristics are applied to define the risk appetite statements on Group-wide, global business and regional levels. The relevant strategic and operational objectives, within which we expect businesses and regions to operate, are expressed quantitatively across the following dimensions:

Risk appetite: core characteristics

• Risk must be commensurate with sustainable returns

• Strong balance sheet

• Healthy capital position

• Conservative liquidity management

• Strong brand

• Robust Group structure of separate legal entities

• The global businesses should produce sustainable long-term earnings growth

• Risk diversification

Strategic and operational objectives

Earnings	1. Generate sustainable economic profit commensurate with the risks taken
Capital and liquidity	2. Maintain capital in excess of regulatory and internal economic capital requirements
3. Maintain a strong capital ratio comprising a high proportion of core tier 1 (common equity tier 1 from 2014)
4. Maintain a well-diversified funding structure with a particular focus on advances to core funding ratios
5. Off-balance sheet vehicles should not be material in size relative to the total balance sheet
Impairments	6. Manage impairments within the Group’s tolerance
Risk category and diversification	7. Manage all risk categories within the risk appetite
8. Harness benefits from business diversification to generate non-volatile and sustainable earnings
Intra-Group lending	9. Group entities should operate at all times within intra-group exposure limits
Scenario and stress testing	10. Use robust and appropriate scenario stress testing to assess the potential impact on the Group’s capital adequacy and strategic plans

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

The following table shows the current top and emerging risks identified through our risk management processes:

Current top and emerging risks

Categories	Top and emerging risks

Macroeconomic and geopolitical risk	• Emerging markets slowdown • Increased geopolitical risk
Macro-prudential, regulatory and legal risks to our business model

• Regulatory developments affecting our business model and Group profitability

• Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

• Dispute risk

Risks related to our business operations, governance and internal control systems	• Heightened execution risk • Internet crime and fraud • Information security risk • Data management • Model risk

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

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

Further information on scenario stress testing is set out on page 139.

Stress tests and scenario tests fall into three main classifications: regulatory scenarios; Group-wide business scenarios; and specific business or exposure scenarios.

During 2013, the GRC reviewed the outcome of a number of stress tests undertaken by the Group and action plans to mitigate risks where appropriate, including a Group reverse liquidity test and stress tests on the Annual Operating Plan under severe eurozone crisis and US fiscal cliff scenarios, the potential consequences of a breach of the Deferred Prosecution Agreements, worsening economic conditions in Japan and Brazil, a global slowdown scenario, including a hard landing in mainland China, and a eurozone break-up.

The development of HSBC’s stress testing and scenario testing analysis programme will continue to be an area of focus for the Committee.

Committee activities

The GRC undertook the following key activities in the discharge of its responsibilities:

•

Oversight of executive risk management. Regular reports and presentations were received from the Group Chief Risk Officer including at each meeting a presentation of a ‘risk map’, which provides analysis, on Group-wide, global business and regional bases, of risk profiles for categories of risk identified in the Group Risk Appetite Statement, and a top and emerging risks report which summarises proposed mitigating actions for identified risks. The Committee received regular reports on matters discussed at Risk Management Meetings.

•

Legal and regulatory environment. Reports were received from the Chief Legal Officer on forward-looking legal risks, the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, the Global Head of Regulatory Compliance on forward-looking compliance risks and the Head of Group Performance and Reward. Regular updates were received on the US regulatory and law enforcement authorities and US dispute risk and compliance matters in the US and the steps taken to remediate these compliance issues.

•

Obligations under US and UK agreements. Regular updates have been received and reviewed on the Group’s progress in meeting obligations under the agreements and orders entered into or made in connection with the resolution of the investigations by US and UK regulatory and law enforcement authorities in December 2012 and actions completed to date.

•	HSBC Global Standards. The Committee received regular updates on the Global Standards initiative being undertaken by the Group and the activities of the Global Standards Steering Meeting.

•	Financial Crime. The Committee received regular reports on the activities of the Financial System Vulnerabilities Committee.

•

Compliance-related initiatives. The Committee received regular reports on the restructuring of the Compliance function, including the development of the blueprint and target operating model for each of the Financial Crime Compliance team and the Regulatory Compliance team and the establishment of a project management office for implementation of compliance-related initiatives.

•	US matters. The Committee received regular reports from the Chief Executive Officer of HSBC USA on compliance and regulatory matters in the US.

•

Country risk tolerances. The Committee considered enhancements to the Group’s country risk tolerance framework. The risk tolerance in respect of the Group’s two home markets and 20 priority markets were considered by the Committee.

•	Risk data aggregation and risk reporting. The Committee received reports on actions to comply with the Basel Committee on Banking Supervision’s principles on data aggregation and risk reporting.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•

Review of risk management and internal controls. The Committee undertook an annual review of HSBC’s systems of internal controls, other than over financial reporting. During 2013, the Committee monitored the effectiveness of such risk management and internal controls and reported regularly to the Board as described on page 364. A series of presentations were made, and reports submitted, by the heads of the global businesses and global functions to the Committee on the risk control framework in their respective business or function. Reports from the Group Head of Internal Audit on the internal audit process and weaknesses identified in internal controls (other than over financial reporting) were presented to the Committee, as well as reports from regulators relating to the internal control systems.

•

Risk appetite. The Committee reviewed the alignment of risk appetite and Group strategy. Regular reviews were undertaken of the Group’s risk profile against the key performance indicators set out in the Risk Appetite Statement which considered the need for any adjustment to the risk appetite. The Risk Appetite Statement for 2014 was recommended to the Board for approval, to be used in the preparation of the Annual Operating Plan for 2014. Reports and presentations were received from the Group Chief Risk Officer, including on the results of HSBC’s stress testing and scenario analysis programme.

•

Alignment of remuneration with risk appetite. Presentations and reports were received on remuneration-related proposals to assist the Committee in giving advice to the Group Remuneration Committee on the alignment of remuneration with risk appetite. The GRC considered risk-related issues to have been appropriately taken into account by the Group Remuneration Committee, including when determining the total variable pay funding pool for the 2013 performance year and the proposed design of the performance scorecard for the 2014 performance year. The Committee received presentations on the procedure for determining individual variable pay awards, including the risk assessment process for identifying matters for which risk-related adjustments may be made to individual and team awards. The process by which an individual’s adherence to HSBC Values and the Group’s risk-related policies and procedures is taken into account in performance assessment and determination of variable pay was also reported to the Committee. The Committee provided advice and feedback on risk-related matters to the Group Remuneration Committee where appropriate.

•	Reputational risk. The Committee received reports from executive management on reputational risk.

•	Benchmarking. The Committee received reports on internal benchmarking exercises undertaken against third party assessment of industry best practices for risk and compliance functions.

•

Top and emerging risks. In monitoring top and emerging risks the Committee received reports from the Group Chief Risk Officer and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, the Global Head of Regulatory Compliance as well as other members of senior management on risks identified and developments in the Group’s business, including model risk, people risk, the changing regulatory environment; the implications of regulatory investigations and global market risk such as the implications of an emerging market slowdown and the impact on trade and capital flows.

•

Acquisitions and disposals. The Committee received reports and presentations on risk issues relating to proposed strategic acquisitions and the risk management of disposals and advised the Board appropriately.

•	Operational risk. The Committee received regular reports on the Group’s operational risk management framework.

•

Oversight of risk governance framework. Minutes of the GAC, the Financial System Vulnerabilities Committee, Group Remuneration Committee, GMB including the Risk Management Meeting and the Global Standards Steering Meeting, and the Group Reputational Risk Policy Committee were made available to Committee members.

•	Terms of reference and Committee effectiveness. The Committee undertook a review of its terms of reference and of its own effectiveness.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chief Risk Officer, the Group Head of Internal Audit, the Group Finance Director, the

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Chief Legal Officer and other senior executives as required.

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

A forum for the chairmen of HSBC’s principal subsidiary company committees with responsibility for non-executive oversight of financial reporting and risk-related matters was held in June 2013 to share understanding and to facilitate a consistent approach to the way in which these subsidiary committees operate. The next forum will be held in June 2014.

Financial System Vulnerabilities Committee

Chairman’s Statement

Having been established in January 2013, the FSVC has two primary purposes – to oversee our compliance with regulatory orders, including oversight of the relationship with the Monitor, and to help identify and then oversee appropriate responses to emerging exogenous threats to HSBC. By so doing, we support HSBC’s objective of adopting and enforcing high compliance standards throughout the Group and also help protect HSBC. We recognise that in the past HSBC did not consistently identify, and so prevent, misuse and abuse of the financial system through its network. The adoption of high compliance standards – allied with the highest standards of behaviour – forms part of our strategy to eliminate the possibility of this happening again, and will address our obligations under the deferred prosecution agreements and other agreements and orders entered into or made with US and UK regulatory and law enforcement authorities in 2012.

The FSVC will continue to focus in 2014 on approving and monitoring the adoption of controls and procedures which will underpin our high behavioural and compliance standards. Building and maintaining a strong compliance culture throughout the Group, which is essential to the success of our strategy, will remain a focus area for the FSVC in 2014.

An equally important aspect of the FSVC’s role is providing the Group with a forward-looking perspective on financial crime risk and other exogenous threats such as cyber-security. The five subject matter experts appointed to the FSVC, as well as Sir Jonathan Evans who joined the Committee on 6 August 2013, have provided invaluable guidance and advice in identifying risk areas where the Group could become exposed, and working with us to mitigate those risks. In 2014, we will continue to build on this work and I’m delighted that Sir Jonathan has agreed to take over the chairmanship of the Committee during the second quarter of this year.

I would also like to welcome our new Director, Kathleen Casey, who will be joining the FSVC in March 2014.

We have set out in the report below further information on the role and activities of the FSVC during 2013.

Rona Fairhead

Chairman, Financial System Vulnerabilities Committee

24 February 2014

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Role and members

The FSVC has non-executive responsibility for governance, oversight and policy guidance over the framework of controls and procedures designed to identify areas where HSBC and the financial system more broadly may become exposed to financial crime or system abuse. The Committee also has oversight of matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing, including the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the continuing obligations to regulatory and law enforcement agencies are met.

The Committee oversees and reports to the Board on implementation of the actions necessary to build assurance in these areas and seeks to provide the Board with a forward-looking perspective on financial crime risk.

	Meetings attended	Meetings eligible to attend

Members[1]
Rona Fairhead (Chairman)	6	6
Jim Comey[2]	3	4
Sir Jonathan Evans[3,4]	2	2
Nick Fishwick[5]	6	6
Dave Hartnett[5]	6	6
Bill Hughes[5]	6	6
Sir Simon Robertson	6	6
Leonard Schrank[5]	6	6
Juan Zarate[5,6]	6	6

Meetings held in 2013		6

1	Sir Jonathan Evans will become Chairman of the FSVC with effect from the conclusion of the 2014 Annual General Meeting. Kathleen Casey will be appointed as a non-executive Director with effect from 1 March 2014 and will become a member of the Committee from this date.
2	Retired as a Director and member on 4 September 2013.
3	Appointed a Director and member on 6 August 2013.
4	Also attended one meeting by invitation before becoming a Director.
5	Co-opted non-director member of the Committee.
6	Also provides advisory services to the board of HSBC North America Holdings Inc.

Co-opted non-director members

Five co-opted non-director members have been appointed advisers to the Committee to support its work. Brief biographies are set out below:

Nick Fishwick, CMG: former senior official in the Foreign and Commonwealth Office, specialising in security, intelligence and counter-terrorism; seconded from 2001 to 2004 to HM Customs and Excise as Head of Intelligence (Law Enforcement), focusing on international counter-narcotics, tax and excise fraud; awarded the CMG in 2009.

Dave Hartnett, CB: former Permanent Secretary for Tax at HM Revenue and Customs; focused on tax policy development, compliance and enforcement and international tax issues during his 36-year career in tax administration; former deputy chairman of the Organisation for Economic Co-operation and Development’s Forum on Tax Administration.

Bill Hughes, CBE QPM: former head of the UK’s Serious Organised Crime Agency; international experience in the disruption, dismantling and criminal investigation of organised crime.

Leonard Schrank: former chief executive officer of SWIFT, the industry owned, global financial messaging system; oversaw SWIFT’s relationship with the US Treasury Department and other countries on counter-terrorism issues. Member MIT Corporation (board of trustees) from 2011 to 2016.

The Honourable Juan Zarate: Senior Advisor at the Center for Strategic and International Studies; the Senior National Security Analyst for CBS News; a Visiting Lecturer of Law at the Harvard Law School; national security consultant; former Deputy Assistant to the President and Deputy National Security Advisor for Combating Terrorism responsible for developing and implementing the US Government’s counter-terrorism strategy and policies related to transnational security threats; former Assistant Secretary of the Treasury for Terrorist Financing and Financial Crime; and former federal prosecutor who served on terrorism prosecution teams.

Committee activities

The Committee undertook the following key activities in the discharge of its responsibilities:

•

Forward looking perspective on financial crime risk: The Committee agreed areas of focus where HSBC and the financial system more broadly may become exposed to financial crime or system abuse. The Committee received updates from the adviser members of the Committee on activities they had undertaken in connection with these agreed areas and received reports on actions being taken to address these risks including (i) the enhancement of the Group’s cyber security capabilities; (ii) the development of a dedicated team and systems to provide our global businesses with proactive enhanced customer due diligence; (iii) the tax transparency initiatives undertaken by HSBC; and (iv) initiatives HSBC is undertaking with external parties related to financial crime

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

compliance, financial integrity and regulatory enforcement.

•

Oversight of financial crime-related issues: The Committee received updates on financial crime-related issues facing the Group and relevant mitigating controls including: (i) development of financial crime compliance related aspects of the Group’s technology and data systems strategy; (ii) Group policies and procedures on anti-money laundering, sanctions and other financial crime related matters; and (iii) enhancements to transaction monitoring systems. The Committee received regular reports on forward-looking financial crime compliance risks, matters identified by Internal Audit relating to financial crime compliance, and reviews undertaken of the Group’s anti-money laundering programme. The Committee received updates on thematic reviews being undertaken by regulators.

•

Obligations under US and UK agreements: The Committee oversaw the Group’s anti-money laundering and compliance-related initiatives to address obligations under the deferred prosecution agreements, and other agreements and orders entered into or made in connection with the resolution of the investigations by US and UK regulatory and law enforcement authorities in December 2012 and actions completed to date.

•

Compliance-related initiatives: The Committee received reports on the restructuring of the Compliance function, including the development of the operating model for each of the financial crime compliance and regulatory compliance team and reports on progress in recruitment. The Committee reviewed, and received regular updates on, the Compliance Plan, which documents the Group’s strategy to augment HSBC’s anti-money laundering and sanctions compliance programme, which includes policies, procedures and enhanced training.

•

Reporting to regulators: Regular updates were provided by the Chief Legal Officer, Group Chief Risk Officer, Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer and Global Head of Regulatory Compliance on reports to, and meetings held with, regulators about the Group’s compliance-related initiatives. The Committee reviewed reports submitted to regulators on compliance-related initiatives being undertaken by the Group.

•	Global Standards programme: The Committee received regular updates on progress being made in implementing Global Standards. The

Committee reviewed the framework for the execution and implementation of the Global Standards programme and received a presentation on Group-wide communications to employees. Minutes of the Global Standards Steering Meeting were made available to Committee members.

•	Monitor: The Group’s Monitor outlined his planned approach to the monitorship of HSBC. The Committee received regular updates on HSBC’s interactions with the Monitor.

•	Terms of reference and Committee effectiveness: The Committee undertook a review of its terms of reference and of its own effectiveness.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chairman, the adviser members of the Committee and senior executives as required. The Group Chairman, Group Chief Executive, Chief Legal Officer, Group Chief Risk Officer, Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer and Global Head of Regulatory Compliance regularly attend Committee meetings.

Group Remuneration Committee

Role and members

The Group Remuneration Committee is responsible for approving remuneration policy. As part of its role, it considers the terms of annual incentive plans, share plans, other long-term incentive plans and the individual remuneration packages of executive Directors and other senior Group employees, including all positions of significant influence and those having a material impact on our risk profile and in doing so takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

	Meetings attended	Meetings eligible to attend
Members[1]
Sir Simon Robertson (Chairman)[2]	4	4
John Thornton[3]	6	7
John Coombe	12	12
Renato Fassbind[4]	5	5
Sam Laidlaw	12	12

Meetings held in 2013	12	12

1.	All members are independent non-executive Directors. With effect from the conclusion of the 2014 Annual General Meeting, John Coombe will retire as a Director and member of the Committee and John Lipsky will become a member of the Committee.
2	Appointed a member and Chairman of the Committee on 24 May 2013.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

3	Retired as a Director and Chairman of the Committee on 24 May 2013.
4	Appointed a member of the Committee on 1 March 2013.

The Directors’ Remuneration Report is set out on pages 378 to 407.

Nomination Committee

Chairman’s Statement

A key responsibility of the Nomination Committee is to ensure there is an appropriate balance of skills, knowledge, experience, independence and diversity on the Board.

Another important responsibility of the Committee is to ensure that plans are in place for the selection, appointment and orderly succession of executive Directors and senior executives. The Committee met once last year to undertake with the Group Chief Executive an in-depth review of succession plans and satisfied itself after discussion that such plans were sufficient and appropriate but needed to be kept under annual review.

At the conclusion of the Annual General Meeting in May 2014, both John Coombe and James Hughes-Hallett who have served the Board for many years with distinction will be retiring.

The Committee continues to monitor regulatory developments as they may affect Board composition. The Committee has considered in detail the new requirements under the EU’s Capital Requirements Directive IV which comes into effect on 1 July 2014 and which will restrict the number of directorships that may be held by members of the Board. The ramifications of these new requirements for the current Board are being reviewed. The Committee is also considering the implications the new requirements may have on the pipeline of potential non-executive Directors with the appropriate skills, knowledge and experience to augment the Board.

On behalf of the Committee I would like to thank James Hughes-Hallett, who will be stepping down as a Director with effect from the 2014 Annual General Meeting, for his commitment, insights and valuable contribution as a member of the Committee. I would like to welcome Laura Cha and Sam Laidlaw who will be appointed as members of this Committee from the conclusion of the 2014 Annual General Meeting.

Sir Simon Robertson

Chairman, Nomination Committee

24 February 2014

Members

	Meetings attended	Meetings eligible to attend
Members[1]
Sir Simon Robertson (Chairman)	4	4
Rona Fairhead	4	4
James Hughes-Hallett	4	4
John Lipsky	4	4

Meetings held in 2013	4

1	All members are independent non-executive Directors. With effect from the conclusion of the 2014 Annual General Meeting, James Hughes-Hallett will retire as a Director and member of the Committee and Laura Cha and Sam Laidlaw will become members of the Committee.

Committee activities

The Committee undertook the following key activities in the discharge of its responsibilities:

•

Appointments of new Directors. Following a rigorous selection process, the Committee recommended to the Board the appointment of Jim Comey (appointed with effect from 4 March 2013 and resigned with effect from 4 September 2013 as he was asked by President Obama to become head of the Federal Bureau of Investigation), Sir Jonathan Evans (appointed with effect from 6 August 2013) and Kathleen Casey (appointed with effect from 1 March 2014). Both Jim Comey and Sir Jonathan Evans have a background in combatting financial and other crime. Kathleen Casey brings to the Board extensive experience of financial services regulation. An external search consultancy, MWM Consulting, was used in relation to the appointment of Sir Jonathan Evans and Kathleen Casey. MWM Consulting has no other connection with HSBC. Jim Comey was introduced to us by a member of senior management. Having regard to his public and private sector roles, the Committee considered that neither external consultants nor advertising were considered necessary in relation to this appointment. Finally, the Committee also recommended the appointment of Marc Moses, Group Chief Risk Officer, as an executive Director with effect from 1 January 2014 in recognition of the criticality of the Risk function to the Group.

•

Forward planning. The Committee adopts a forward-looking approach to potential candidates for appointment to the Board that takes into account the needs and development of the Group’s businesses and the expected retirement dates of current Directors. The

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Committee believes that the Group will continue to face increased financial services regulation which will include the requirement to assist the authorities to combat financial crime and accordingly will broaden the risks facing the Group.

•

Size, structure and composition. The Committee monitored the size, structure and composition of the Board (including skills, knowledge, experience, independence and diversity). Consideration is given to ensuring that the Board’s decision-making is not dominated by any one individual or small group of individuals. The Committee reviews and recommends to the Board appropriate changes to the roles of the Group Chairman, the Group Chief Executive and the senior independent non-executive Director. The Committee considered the election or re-election of Directors at the Annual General Meeting and has recommended to the Board that all Directors should stand for election or re-election, other than John Coombe and James Hughes-Hallett who will retire at the conclusion of the 2014 Annual General Meeting, having served nine years as Directors.

•

Regulatory developments. The Committee monitored regulatory developments as they may affect Board composition. During 2013, the Committee considered the implications of the corporate governance requirements of the EU’s Capital Requirements Directive IV and the European Parliament’s adoption of a proposal on gender balance for non-executive directors of listed companies.

•

Diversity. Bearing in mind the geographical spread of the Group’s business, the Committee pays particular attention to the ethnicity, age and gender diversity of the Board. Board appointments continue to be made based on merit and candidates are considered against objective criteria, having due regard for the benefits of diversity on the Board. The Board diversity policy is available at www.hsbc.com/investor-relations/governance/ corporate-governance-codes. The Committee regularly monitored progress towards the implementation of the Board diversity policy using the following measurable objectives: 25% of the Board should be female, with a target of 30% to be achieved by 2020; only external search consultants who are signatories to the Executive Search Firms Voluntary Code of Conduct should be engaged by the Nomination Committee; and at least 30% of candidates, proposed by search firms for consideration as non-executive Directors, should be women. As at 31 December 2013, 25% of the Board is female. The benefits of diversity continue to influence succession planning and are key criteria in the instructions to external search consultants.

•	Director training and development. The Committee reviewed and monitored the training and continuous professional development of Directors and senior management.

•

Time commitment and independence of non-executive Directors. The Committee assessed the independence of, and time required from, non-executive Directors. The Committee is satisfied that all non-executive Directors have the time to fulfil their fiduciary responsibilities to provide oversight of the business of the Group and to serve on the Committees of the Board. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them.

•	Terms of reference and Committee effectiveness. The Committee undertook a review of its terms of reference and its own effectiveness.

Corporate Sustainability Committee

	Meetings attended	Meetings eligible to attend

Members
Laura Cha (Chairman)[1]	4	4
James Hughes-Hallett[2]	4	4
Lord May[3]	2	4
Dame Mary Marsh[3]	4	4

Meetings held in 2013	4

1	Appointed Chairman on 1 January 2013.
2	Appointed a member of the Committee on 1 January 2013.
3	Co-opted non-director member of the Committee.

Sustainability governance

The Corporate Sustainability Committee was responsible during 2013 for advising the Board, committees of the Board and executive management on corporate sustainability policies across the Group including environmental, social and ethical issues. The Committee has been demised by resolution of the Board with effect from 31 December 2013. A Conduct & Values Committee has been established which undertakes much of what was previously done by the Corporate Sustainability Committee. Further information on the Conduct & Values Committee can be found on page 364.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Corporate Sustainability exists as a global function. Senior executives are charged with implementing sustainable business practice in all major regions through inclusion in the HSBC Global Standards Manuals; and, through induction and developmental training. Local teams are in charge of embedding corporate sustainability strategies within banking activities.

HSBC reports on its progress in developing and implementing its sustainability strategy annually in the HSBC Sustainability Report, which is independently verified and prepared using the Global Reporting Initiative framework. The HSBC Sustainability Report 2013 will be issued on 23 May 2014 and will be available at www.hsbc.com/ sustainability.

Our sustainable operations strategy

HSBC’s carbon dioxide emissions are calculated on the basis of the energy used in our buildings and employee business travel from over 30 countries (covering about 93% of our operation by FTE). The data gathered on energy consumption and distance travelled are converted to carbon dioxide emissions using conversion factors from the following sources, if available, in order of preference:

1.	factors provided by the data/service providers;

2.	factors provided by the local public environmental authorities. For electricity, if specific factors cannot be obtained from the above two sources, we use the latest available carbon emission factors for national grid electricity from the International Energy Agency as recommended for use by the Greenhouse Gas Protocol; and

3.	for other types of energy and travel, if no specific factors can be obtained from the first two sources, we use the latest available factors provided by the UK Department for Environment, Food and Rural Affairs and/or the Department of Energy and Climate Change in the UK.

To incorporate all of the operations over which we have financial (management) control, the calculated carbon dioxide emissions are scaled up on the basis of the FTE coverage rate to account for any missing data (typically less than 10% of FTEs). In addition, emission uplift rates are applied to allow for uncertainty on the quality and coverage of emission measurement and estimation. The rates are 4% for electricity, 10% for other energy and 6% for business travel, based on the Intergovernmental Panel on Climate Change Good Practice Guidance and Uncertainty Management in National

Greenhouse Gas Inventories, and HSBC’s internal analysis of data coverage and quality.

Carbon dioxide emissions in tonnes

	2013	2012

Total	889,000	963,000
From energy	755,000	825,000
From travel	134,000	138,000
Carbon dioxide emissions in tonnes per FTE
	2013	2012

Total	3.43	3.61
From energy	2.91	3.09
From travel	0.52	0.52

Our greenhouse gas reporting year runs from October to September. For the year from 1 October 2012 to 30 September 2013, carbon dioxide emissions from our operations were 889,000 tonnes.

HSBC Technology and Services employs around a third of our workforce and runs our operations, including real estate, IT infrastructure and supply chain. One of these goals, known as ‘REDUCE’, is to cut annual carbon dioxide emissions per employee by a tonne between 2012 and 2020 to 2.5 tonnes. Our baseline year is 2011, in which emissions were 3.44 tonnes (rounded up to 3.5).

To tackle this challenge, we set a 10-point sustainable operations strategy at the start of 2012, listed below. This strategy covers issues from sustainability leadership and engagement to supply-chain collaboration, and includes ambitious targets to reduce our use of energy and reduce our waste. We made progress in 2013, but recognise that stretching goals like these will take time to achieve. We have capitalised on ‘quick wins’ where possible, but have also spent time to analyse thoroughly and prepare for achieving these targets.

Our 10-point sustainable operations strategy

1.	We are engaging all employees in delivering improved efficiency by 2020 with training and sustainability leadership programmes.

2.	We will increase energy consumption from renewables from 24% to 40% and increase self-generated electricity capacity from zero to 5%.

3.	We will collaborate with our supply chain to achieve sustainable savings through efficiency and innovation.

4.	We will improve the energy efficiency of our Group data centres.

5.	An annual US$5m investment in an HSBC Eco-efficiency Fund has been committed to trial sustainable innovation.

6.	Our target is to increase the recycling of HSBC’s waste from 60% to 100% of our office waste and electronic waste.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

7.	Work on all new and redesigned buildings costing over US$10m in our portfolio of 7,500 buildings will be done to Leadership in Energy and Environmental Design (‘LEED’) certification standards.

8.	We aim to reduce annual energy consumption per employee by 1MWh.

9.	We will reduce paper usage, ensure it comes from sustainable sources, and encourage paperless banking for all retail and commercial customers.

10.	We continue to promote alternatives to travel, reducing travel carbon emissions per employee.

Further details on our progress with achieving our sustainability operations programme will be published in our Sustainability Report 2013 on 23 May 2014.

Further information on environmental, social and community obligations can be found on page 34.

Sustainability risk

Our approach to managing sustainability risk is detailed in the Appendix to Risk on page 297.

Conduct & Values Committee

Members [1]	Rachel Lomax (Chairman)
Laura Cha
Sir Jonathan Evans

1	All members appointed on 17 January 2014.

The Conduct & Values Committee, established by resolution of the Board in January 2014, will focus on ensuring that in the conduct of its business, HSBC treats customers fairly and openly, does business with the right clients and in the right way, is a responsible employer, acts responsibly towards the communities in which HSBC operates and treats other stakeholders fairly.

The Committee has non-executive responsibility for, and advises the Board on, HSBC policies, procedures and standards to ensure that the Group conducts business responsibly and consistently adheres to HSBC Values.

The Committee will meet at least four times each year.

Chairman’s Committee

Members [1]	Douglas Flint (Chairman)
John Coombe
Joachim Faber
Rona Fairhead
Stuart Gulliver
Rachel Lomax
Iain Mackay
Marc Moses
Sir Simon Robertson

1	All members appointed on 22 November 2013, unless otherwise indicated.

The Chairman’s Committee, established by resolution of the Board in November 2013, has the power to act on behalf of the Board between scheduled Board meetings to facilitate ad hoc unforeseen business requiring urgent Board approval.

Internal control

Procedures

The Directors are responsible for maintaining and reviewing the effectiveness of risk management and internal control systems and for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. To meet this requirement and to discharge its obligations under the ‘Handbook of Rules and Guidance’ issued by the FCA and PRA, procedures have been designed for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for ensuring the reliability and usefulness of financial information used within the business or for publication. These procedures can only provide reasonable and not absolute assurance against material misstatement, errors, losses or fraud.

These procedures are designed to provide effective internal control within HSBC and accord with the Financial Reporting Council’s guidance for directors issued in its revised form in 2005 and which is the subject of a recent consultation which closed in January 2014. They have been in place throughout the year and up to 24 February 2014, the date of approval of the Annual Report and Accounts 2013. In the case of companies acquired during the year, the risk management and internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

HSBC’s key risk management and internal control procedures include the following:

•

Group standards. Functional, operating, financial reporting and certain management reporting standards are established by global function management committees, for application throughout HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•

Delegation of authority within limits set by the Board. Authority is delegated to each relevant Group Managing Director to manage the day to day affairs of the business or function for which he or she is accountable within limits set by the Board. Delegation of authority from

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

the Board requires those individuals to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control that are appropriate to the business or function. Appointments to the most senior positions within HSBC requires the approval of the Board.

•

Risk identification and monitoring. Systems and procedures are in place to identify, control and report on the major risks facing HSBC (see page 36) including credit, market, liquidity and funding, capital, financial management, model, reputational, pension, strategic, sustainability, operational (including accounting, tax, legal, regulatory compliance, financial crime compliance, fiduciary, security and fraud, systems operations, project and people risk), insurance and Islamic finance risk. Exposure to these risks is monitored by risk management committees, asset, liability and capital management committees and executive committees in subsidiaries and, for the Group, in Risk Management Meetings (‘RMM’) of the GMB which are chaired by the Group Chief Risk Officer. RMM meets regularly to address asset, liability and risk management issues. HSBC’s operational risk profile and the effective implementation of the Group’s operational risk management framework is monitored by the Global Operational Risk and Control Committee (‘GORCC’), which reports to the RMM. Model risks are monitored by the Model Oversight Committee which also reports to the RMM. The minutes of the GMB meetings and the RMM are provided to members of the GAC, the GRC and the Board.

•

Changes in market conditions/practices. Processes are in place to identify new risks arising from changes in market conditions/practices or customer behaviours, which could expose HSBC to heightened risk of loss or reputational damage. During 2013, attention was focused on:

–	emerging markets’ slowdown;

–	increased geopolitical risk;

–	regulatory developments affecting our business model and Group profitability;

–	regulatory investigations, fines, sanctions commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand;

–	dispute risk;

–	heightened execution risk;
–	internet crime and fraud;

–	information security risk; and

–	model risk.

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

•

Disclosure Committee. The Disclosure Committee reviews material public disclosures made by HSBC Holdings for any material errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of Global Finance, Legal, Risk (including Financial Crime Compliance and Regulatory Compliance), Communications, Investor Relations, and Internal Audit functions and representatives from the principal regions and global businesses. The integrity of disclosures is underpinned by structures and processes within the Global Finance and Risk functions that support expert and rigorous analytical review of financial reporting complemented by certified reviews by heads of global businesses, global functions and certain legal entities.

•

Financial reporting. The Group financial reporting process for preparing the consolidated Annual Report and Accounts 2013 is controlled using documented accounting policies and reporting formats, supported by a chart of accounts with detailed instructions and guidance on reporting requirements, issued by Group Finance to all reporting entities within the Group in advance of each reporting period end. The submission of financial information from each reporting entity to Group Finance is subject to certification by the responsible financial officer, and analytical review procedures at reporting entity and Group levels.

•

Responsibility for risk management. Management of global businesses and global functions are primarily accountable for managing, measuring and monitoring their risks and controls. Processes consistent with the three lines of defence risk management and the internal control model are in place to ensure

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

weaknesses are escalated to senior management and addressed.

•	IT operations. Centralised functional control is exercised over all IT developments and operations. Common systems are employed for similar business processes wherever practicable.

•

Functional management. Global functional management is responsible for setting policies, procedures and standards for the following risks: credit, market, liquidity and funding, capital, financial management, model, reputational, pension, strategic, sustainability and operational risk (including accounting, tax, legal, financial crime compliance, regulatory compliance, fiduciary, information security, security and fraud, systems and people risk) insurance and Islamic finance risk. Authorities to enter into credit and market risk exposures are delegated with limits to line management of Group companies. The concurrence of the appropriate global function is required, however, to credit proposals with specified higher risk characteristics. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•

CEO Attestation process. Global Operational Risk coordinate the annual CEO Attestation process under which the chief executive officer of each of the Group’s material subsidiaries confirms that the internal control framework applicable to that subsidiary has been assessed and any significant open issues have been identified, with action plans in place to address weaknesses. The remediation of these issues is monitored by the Operational Risk and Internal Control (‘ORIC’) teams for the relevant regions/ global businesses and reports on progress are presented to their ORIC committees and quarterly to Global Operational Risk. An annual report and updates on identified issues and remediation plans are presented to the GRC and the GAC.

•

Internal Audit. The establishment and maintenance of appropriate systems of risk management and internal control is primarily the responsibility of business management. The Global Internal Audit function, which is centrally controlled, provides independent and objective assurance in respect of the adequacy of the design and operating effectiveness of the Group’s framework of risk management, control and governance processes across the Group, focusing on the areas of greatest risk to HSBC using a risk-based approach. The Group Head of Global Internal Audit reports to the Chairman of the GRC and Chairman of the GAC in relation to the independence of the function and resourcing, with a secondary executive reporting line to the Group Chief Executive Officer.

•

Internal Audit recommendations. Executive management is responsible for ensuring that recommendations made by the Global Internal Audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to Global Internal Audit.

•

Reputational risk. Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board and its committees, subsidiary company boards and their committees and senior management. Reputational risks can arise from a variety of causes including environmental, social and governance issues, as a consequence of operational risk events and as a result of employees acting in a manner inconsistent with HSBC Values. HSBC’s reputation depends upon the way in which it conducts its business and may be affected by the way in which clients, to which it provides financial services, conduct their business or use financial products and services.

Role of GAC and GRC

On behalf of the Board, the GAC has responsibility for oversight of risk management and internal controls over financial reporting and the GRC has responsibility for oversight of risk management and internal controls, other than over financial reporting.

During the year, the GRC and the GAC have kept under review the effectiveness of this system of internal control and have reported regularly to the Board. In carrying out their reviews, the GRC and the GAC receive regular business and operational risk assessments, regular reports from the Group Chief Risk Officer and the Global Head of Internal Audit; reports on the annual reviews of the internal control framework of HSBC Holdings which cover all internal controls, both financial and non-financial; annual confirmations from chief executives of principal subsidiary companies as to whether there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. The GRC monitors the status of top and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

emerging risks and considers whether the mitigating actions put in place are appropriate. In addition, when unexpected losses have arisen or when incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the GRC and the GAC review special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.

Effectiveness of internal controls

The Directors, through the GRC and the GAC, have conducted an annual review of the effectiveness of our system of risk management and internal control covering all material controls, including financial, operational and compliance controls, risk management systems, the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function and the risk function, and their training programmes and budget. The review does not extend to joint ventures or associates.

The GRC and the GAC have received confirmation that executive management has taken or is taking the necessary actions to remedy any failings or weaknesses identified through the operation of our framework of controls.

Statement on going concern

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

HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are described in the ‘Strategic Report’; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Financial Review’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section.

Employees

At 31 December 2013 we had a total workforce of 263,000 full-time and part-time employees compared with 270,000 at the end of 2012 and 298,000 at the end of 2011. Our main centres of employment are the UK with approximately 46,000 employees, India 31,000, Hong Kong 29,000, Brazil 22,000, mainland China 19,000, Mexico 18,000, the US 16,000 and France 9,000.

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

Diversity and inclusion

HSBC is committed to building a values-driven high performance culture where all employees are valued, respected and where their opinions count. We remain committed to meritocracy, which requires a diverse and inclusive culture where employees believe that their views are heard, their concerns are attended to and they work in an environment where bias, discrimination and harassment on any matter, including gender, age, ethnicity, religion, sexuality and disability are not tolerated and where advancement is based on objective criteria. Our inclusive culture helps us respond to our diverse customer base, while developing and retaining a secure supply of skilled, committed employees. Our culture will be strengthened by employing the best

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

people and optimising their ideas, abilities and differences.

Oversight of our diversity and inclusion agenda and related activities resides with executives on the Group Diversity Committee, complemented by the Group People Committee and local People/Diversity Committees.

Employee development

The development of employees in both developed and emerging markets is essential to the future strength of our business. We have implemented a systematic approach to identifying, developing and deploying talented employees to ensure an appropriate supply of high calibre individuals with the values, skills and experience for current and future senior management positions.

In 2013, we continued to build global consistency across our learning curricula and to improve the relevance and quality of learning programmes. We have endeavoured to achieve a standard of excellence focusing on leadership, values  and technical capability.

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

Health and safety

HSBC is committed to providing a safe and healthy environment for our employees, customers and visitors and pro-actively managing the health and safety risks associated with our business. Our objectives include compliance with health and safety laws in the countries in which we operate, identifying, removing, reducing or controlling material health and safety risks, reducing the likelihood of fires, dangerous occurrences and accidents to employees, customers and visitors.

The Corporate Real Estate department within HSBC has overall responsibility for health and safety and has set global health and safety policies and standards for use wherever in the world HSBC operates. Achieving these policies and standards is the responsibility of the country Chief Operating Officer.

In terms of physical and geopolitical risk, Global Security and Fraud Risk provide regular security risk assessments to assist management in judging the level of terrorist and violent criminal threat. Regional Security and Fraud Risk functions conduct biannual security reviews of all Group critical buildings to ensure measures to protect our staff, buildings, assets and information are appropriate to the level of threat.

HSBC remains committed to the effective management of health and safety and protecting employees, customers and visitors to HSBC.

Remuneration policy

The quality and commitment of our employees is fundamental to our success and accordingly the Board aims to attract, retain and motivate the very best people. As trust and relationships are vital in our business our goal is to recruit those who are committed to making a long-term career with the organisation.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The financial and non-financial measures incorporated in the annual and long-term scorecards are carefully considered to ensure alignment with the long-term strategy of the Group.

Further information on the Group’s approach to remuneration is given on page 378.

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

A summary for each plan of the total number of the options which were granted, exercised or lapsed during 2013 is shown in the following tables. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’, then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 403.

Note 7 on the Financial Statements gives details on share-based payments, including discretionary awards of shares granted under HSBC share plans.

All-employee share plans

All-employee share option plans have operated within the Group and eligible employees have been granted options to acquire HSBC Holdings ordinary shares. Options under the plans are usually exercisable after one, three or five years. The exercise of options may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors of the participant’s estate may exercise options up to six months beyond the normal exercise period. The middle market closing price for HSBC Holdings ordinary shares quoted on the London Stock Exchange, as derived from the Daily Official List on 19 September 2013, the day before options were granted in 2013, was £6.99.

There will be no further grants under the HSBC Holdings Savings-Related Share Option Plan: International. A new international all-employee share purchase plan was launched in the third quarter of 2013. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of awards		Exercise price		Exercisable		At	Granted	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	during year	31 Dec 2013

Savings-Related Share Option Plan[1]
25 Apr 2007	20 Sep 2013	(£) 3.3116	(£) 6.1760	1 Aug 2012	1 May 2019	54,976,065	8,679,304	4,863,212	4,841,271	53,950,886

Savings-Related Share Option Plan: International[2]
25 Apr 2007	24 Apr 2012	(£)3.3116	(£)6.1760	1 Aug 2012	1 Feb 2018	17,468,737	–	5,552,255	1,894,032	10,022,450

25 Apr 2007	24 Apr 2012	(US$) 4.8876	(US$) 12.0958	1 Aug 2012	1 Feb 2018	6,488,894	–	1,218,127	1,273,698	3,997,069

25 Apr 2007	24 Apr 2012	(€)3.6361	(€)9.0818	1 Aug 2012	1 Feb 2018	2,180,263	–	434,028	171,583	1,574,652

25 Apr 2007	24 Apr 2012	(HK$) 37.8797	(HK$) 94.5057	1 Aug 2012	1 Feb 2018	31,637,840	–	5,900,170	1,522,329	24,215,341

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.20.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.30.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Discretionary Share Option Plans

There have been no grants of discretionary share options under employee share plans since 30 September 2005.

		Exercise				HSBC Holdings ordinary shares
Dates of awards		price (£)		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	31 Dec 2013

HSBC Holdings Group Share Option Plan[1,2]
2 May 2003	20 Apr 2005	6.0216	7.9606	2 May 2006	20 Apr 2015	87,172,923	17,594,891	14,552,164	55,025,868

HSBC Share Plan[1]
30 Sep 2005		7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005 and the HSBC Share Plan expired on 27 May 2011. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.11.

Subsidiary company share plans

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

HSBC Bank Bermuda

		Exercise				HSBC Holdings ordinary shares
Dates of awards		price (US$)		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	31 Dec 2013

Share Option Plan 2000
4 Feb 2003	21 Apr 2003	9.32	10.33	4 Feb 2004	21 Apr 2013	149,924	–	149,924	–

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Other required disclosures

Further information about share capital, directors’ interests, dividends and shareholders is set out in the Appendix to this section on page 372.

Annual General Meeting

All Directors listed on pages 330 to 335 attended the Annual General Meeting in 2013, with the exception of Marc Moses and Sir Jonathan Evans who were appointed Directors on 1 January 2014 and 6 August 2013 respectively, and Kathleen Casey who will be appointed a Director with effect from 1 March 2014.

Our Annual General Meeting in 2014 will be held at the Barbican Hall, Barbican Centre, London EC2 on 23 May 2014 at 11.00am.

An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on 19 May 2014 at 4.30pm.

Resolutions to receive the Annual Report and Accounts 2013, approve the Directors’ Remuneration Report, HSBC’s remuneration policy and an increase in the maximum variable component of remuneration under CRD IV from 100% to 200% of the fixed component of remuneration, elect or re-elect Directors and reappoint KPMG Audit Plc as auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board has recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, the disapplication of pre-emption rights and the purchase of ordinary shares, seek an authority for the creation and issue of convertible securities and approve general meetings (other than Annual General Meetings) being called on a minimum of 14 clear days’ notice.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. A recording of the proceedings will be available shortly after the conclusion of the Annual General Meeting until 30 June 2014 on www.hsbc.com.

On behalf of the Board
D J Flint, Group Chairman	24 February 2014
HSBC Holdings plc
Registered number 617987

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Appendix to Report of the Directors Other required disclosures

Share capital

Issued share capital

The nominal value of our issued share capital paid up at 31 December 2013 was US$9,415,018,019.50 divided into 18,830,007,039 ordinary shares of US$0.50 each, 1,450,000 non-cumulative preference shares of US$0.01 each and 1 non-cumulative preference share of £0.01.

The percentage of the nominal value of our total issued share capital paid up at 31 December 2013 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and the non-cumulative preference share of £0.01 was approximately 99.9998%, 0.0002%, and 0%, respectively.

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

Ordinary shares

Subject to the Companies Act 2006 and the Articles HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, though no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles, the Board may, with the prior authority of an ordinary resolution passed by the shareholders and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2012 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the earlier of the conclusion of the Annual General Meeting in 2017 or 24 May 2017.

Further information on the policy adopted by the Board for paying interim dividends on the ordinary shares can be found on page 567.

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

Dollar Preference Shares

Holders of the Dollar Preference Shares are only entitled to attend and vote at general meetings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. In the case of the Dollar Preference Shares in issue at 24 February 2014 the relevant period determined by the Board is four consecutive dividend payment dates. Whenever holders of the Dollar Preference Shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

Subject to the Articles of Association, holders of the Dollar Preference Shares have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). A dividend of US$62 per annum is payable on each Dollar Preference Share in issue at 24 February 2014. The dividend is paid at the rate of US$15.50 per quarter at the sole and absolute discretion of the Board.

A dividend will not be declared or paid on the Dollar Preference Shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the PRA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the relevant preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. Dividends will not be declared or paid on any class of shares of HSBC Holdings ranking lower in the right to dividends than the Dollar Preference Shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the Dollar Preference Shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the Dollar Preference Shares for the then-current dividend period.

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

Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, holders of the Dollar Preference Shares have the right in a winding up of HSBC Holdings to receive out of the assets of HSBC Holdings available for distribution to its shareholders, in priority to any payment to the holders of the ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other relevant preference shares and any other shares expressed to rank pari passu there with as regards repayment of capital; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards repayment of capital), a sum equal to any unpaid dividend on the Dollar Preference Shares which is payable as a dividend in accordance with or pursuant to the Articles of Association and the amount paid up or credited as paid up on the Dollar Preference Shares together with such premium (if any) as may be determined by the Board prior to allotment thereof. In the case of the Dollar Preference Shares in issue at 24 February 2014, the premium is US$999.99 per Dollar Preference Share.

The Dollar Preference Shares may be redeemed in accordance with the Articles of Association and the terms on which Dollar Preference Shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 24 February 2014, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to the prior consent of the PRA.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Sterling Preference Shares

The Sterling Preference Shares carry the same rights and obligations under the Articles of Association as the Dollar Preference Shares, save in respect of certain rights and obligations that attach to Sterling Preference Shares to be determined by the Board prior to allotment of the relevant preference shares and the timing and payment of proceeds from the redemption of each class of share. The one Sterling Preference Share in issue at 24 February 2014 carries the same rights and obligations as the Dollar Preference Shares in issue at 24 February 2014 to the extent described in the section above save as follows:

1.	the holder of the Sterling Preference Share is not entitled to attend or vote at general meetings;

2.	the Sterling Preference Share may be redeemed in whole on any date as may be determined by the Board; and

3.	the exceptions to the circumstances in which a dividend will not be declared or paid do not apply.

A dividend of £0.04 per annum is payable on the Sterling Preference Share in issue at 24 February 2014. The dividend is paid at the rate of £0.01 per quarter at the sole and absolute discretion of the Board.

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

Share capital during 2013

The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:

Scrip dividends

	HSBC Holdings ordinary shares issued		Aggregate nominal value	Market value per share
Issued in lieu of	On	Number	US$	US$	£

Fourth interim dividend for 2012	8 May 2013	50,730,560	25,365,280	10.6452	7.0182
First interim dividend for 2013	11 July 2013	14,989,132	7,494,566	11.1545	7.4126
Second interim dividend for 2013	9 October 2013	89,435,788	44,717,894	10.6401	6.8646
Third interim dividend for 2013	11 December 2013	78,809,402	39,404,701	10.9669	6.8202

All-Employee share plans

	Number	Aggregate nominal value		Exercise price
		US$		from	to

HSBC Holdings savings-related share option plans
HSBC ordinary shares issued in £	10,415,467	5,207,734	£	3.3116	7.2869
HSBC ordinary shares issued in HK$	5,900,170	2,950,085	HK$	37.8797	63.9864
HSBC ordinary shares issued in US$	1,218,1277	609,064	US$	4.8876	11.8824
HSBC ordinary shares issued in €	434,028	217,014	€	3.6361	7.5571
Options over HSBC ordinary shares lapsed	9,702,913	4,851,457
Options over HSBC ordinary shares granted in response to approximately 15,000 applications from HSBC employees in the UK on 20 September 2013	8,679,304	4,339,652

Plan d’Epargne
HSBC ordinary shares issued for the benefit of non-UK resident employees of HSBC France and its subsidiaries	1,970,877	985,439	€	6.6368

Discretionary share incentive plans

	HSBC Holdings ordinary shares	Aggregate nominal value	Exercise price		Options
	issued	US$	from (£)	to (£)	lapsed

Options exercised under:
The HSBC Holdings Group Share Option Plan	17,594,891	8,797,446	6.0216	7.0848	9,939,310

HSBC share plans

	HSBC Holdings ordinary shares	Aggregate nominal value	Market value per share
	issued	US$	from (£)	to (£)

Vesting of awards under the HSBC Share Plan and HSBC Share Plan 2011	82,499,933	41,249,967	6.465	7.547

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Authority to allot shares

At the Annual General Meeting in 2013, shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 3,712,800,000 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each, 15,000,000 non-cumulative preference shares of US$0.01 each and 15,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 928,200,000 ordinary shares wholly for cash to persons other than existing shareholders.

Other than as described in the table above headed ‘Share capital during 2013’, the Directors did not allot any shares during 2013.

Treasury shares

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury. No shares are currently held in treasury.

Directors’ interests

Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2013 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings and its associated corporations:

Directors’ interests – shares and loan capital

		At 31 December 2013
	At 1 January 2013	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests[1]

HSBC Holdings ordinary shares
J D Coombe	22,387	23,397	–	–	–	23,397
Sir Jonathan Evans	–	1,495	–	–	–	1,495
J Faber	–	10,605	–	–	–	10,605
R A Fairhead	21,300	–	–	21,660	–	21,660
D J Flint	350,488	392,664	–	–	–	392,664
S T Gulliver	2,730,477	2,553,592	176,885	–	–	2,730,477
W S H Laidlaw	33,668	33,706	–	–	1,416[2]	35,122
J P Lipsky[3]	15,000	15,000	–	–	–	15,000
I J Mackay	118,813	65,130	–	–	–	65,130
Sir Simon Robertson	177,236	9,912	–	–	–	9,912

HSBC Holdings 6.5% Subordinated Notes 2036
	US$	US$	US$	US$	US$	US$

L M L Cha	300,000	–	–	–	–	–

HSBC Bank 2.875% Notes 2015
	RMBm	RMBm	RMBm	RMBm	RMBm	RMBm

J Faber[4]	5.1	5.1	–	–	–	5.1

HSBC Capital Funding (Euro 2) L.P. 5.3687% Preferred Securities 2014
	€	€	€	€	€	€
R Fassbind	500,000	–	–	–	–	–

HSBC Capital Funding (Dollar 2) L.P. 4.61% Non-cumulative Step-up Perpetual Preferred Securities
	US$	US$	US$	US$	US$	US$

R Fassbind	500,000	–	–	–	–	–

1	Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors’ Remuneration Report on page 403. At 31 December 2013, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans were: Douglas Flint – 444,103; Stuart Gulliver – 4,885,384 and Iain Mackay – 678,831. Each Director’s total interests represents less than 0.03% of the shares in issue.
2	Non-beneficial.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

3	Interest in 3,000 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
4	Non-beneficial interest in renminbi (RMB) 1.2m 2.875% Notes 2015.

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

HSBC Holdings ordinary shares
D J Flint (beneficial owner)	20[1]

1	The acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions.

There have been no other changes in the share and loan capital interests of the Directors from 31 December 2013 to the date of this report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that notice.

At 31 December 2013, non-executive Directors and senior management (being executive Directors and Group Managing Directors of HSBC Holdings) held, in aggregate, beneficial interests in 14,702,234 HSBC Holdings ordinary shares (0.0781% of the issued ordinary shares).

At 31 December 2013, executive Directors and senior management held, in aggregate, options to subscribe for 224,916 of HSBC Holdings ordinary shares under the HSBC Holdings savings-related share option plans and HSBC Holdings Group Share Option Plan. These options are exercisable between 2013 and 2016 at prices ranging from £3.3116 to £7.2181 per ordinary share.

Dividends and shareholders

Dividends for 2013

First, second and third interim dividends for 2013, each of US$0.10 per ordinary share, were paid on 11 July 2013, 9 October 2013 and 11 December 2013 respectively. Note 10 on the Financial Statements gives more information on the dividends declared in 2013. On 24 February 2014, the Directors declared a fourth interim dividend for 2013 of US$0.19 per ordinary share in lieu of a final dividend, which will be payable on 30 April 2014 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 22 April 2014, with a scrip dividend alternative. As the fourth interim dividend for 2013 was declared after 31 December 2013 it has not been included in the balance sheet of HSBC as a debt. The reserves available for distribution at 31 December 2013 were US$49,339m.

A quarterly dividend of US$15.50 per 6.20% non-cumulative US Dollar Preference Share, Series A (‘Series A Dollar Preference Share’), (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share), was paid on 15 March, 17 June, 16 September and 16 December 2013.

Dividends for 2014

Quarterly dividends of US$15.50 per Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share) and £0.01 per Series A Sterling Preference Share were declared on 7 February 2014 for payment on 17 March 2014.

Communication with shareholders

Communication with shareholders is given high priority. The Board has adopted a shareholder communication policy which is available on www.hsbc.com. Extensive information about our activities is provided to shareholders in the Annual Report and Accounts, the Strategic Report and the Interim Report which are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and our business are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss our

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

progress. Shareholders may send enquiries to the Board in writing to the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ or by sending an email to shareholderquestions@hsbc.com.

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

Notifiable interests in share capital

At 31 December 2013, we had received the following disclosures (which have not been subsequently changed) of major holdings of voting rights pursuant to the requirements of Rule 5 of the FCA Disclosure Rules and Transparency Rules:

•	Legal & General Group Plc gave notice on 10 July 2013 that on 9 July 2013 its holding of HSBC Holdings ordinary shares fell below 3.00% of the total voting rights at that date; and

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 31 December 2013, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•

JPMorgan Chase & Co. gave notice on 27 December 2013 that on 23 December 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,316,912,627 shares; a short position of 100,981,726 shares; and a lending pool of 874,324,091 shares, each representing 6.99%, 0.53% and 4.64%, respectively, of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 8 January 2013 that on 3 January 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,110,172,768 shares and a short position of 35,234,325 shares, each representing 6.00% and 0.19%, respectively, of the ordinary shares in issue at that date.

In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25% of the total issued share capital has been held by the public at all times during 2013 and up to the date of this report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither we nor any of our subsidiaries have purchased, sold or redeemed any of our listed securities during the year ended 31 December 2013.

HSBC HOLDINGS PLC

Directors’ Remuneration Report

Directors’ Remuneration Report

Annual Statement from the Group Remuneration Committee Chairman

Dear Shareholder,

I am very pleased to present the Remuneration Report for the year ended 31 December 2013. In this report we provide details of the HSBC remuneration policy, what we paid our Directors in respect of the year 2013, and why.

I believe the Directors’ Remuneration Report should be transparent, and include a link between the performance of our executives and their pay. I hope, therefore, that this report will give you a greater understanding of this link. This report has been prepared in compliance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, as well as the Companies Act 2006 and other related regulations.

Building on the enhancements we made last year in anticipation of the new regulations, this report is divided into three sections: my letter to you as Chairman of the Group Remuneration Committee (the ‘Committee’); our proposed remuneration policy; and an annual report on what we paid our Directors for the year ended 31 December 2013. Additional remuneration-related disclosures are provided in the appendix to this report.

Industry changes and key challenges

The main drivers of change in remuneration policy and practice within the financial services industry are the new regulations under CRD IV and the additional regulatory technical standards released under the requirements of CRD IV by the European Banking Authority (‘EBA’). Specifically, the changes in the rules on remuneration and the application of a cap on variable pay that can be paid to any ‘material risk taker’ (being employees who have been identified as having a material impact on the institution’s risk profile) in EU headquartered banks, presents significant challenges for the HSBC Group.

As a worldwide business, a significant number of our material risk takers are based outside the EU. In these key markets, most of our international peers and domestic competitors do not have to comply with similar restrictions. This situation has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure that HSBC can remain competitive on a total compensation basis for our key talent.

Under the variable pay cap introduced by CRD IV, variable pay awards are restricted to 100% of fixed pay for a material risk taker but this can be increased to 200% of fixed pay with shareholders’ approval.

Following a review of the key factors of our remuneration policy and bearing in mind the interests of our shareholders, the Committee believes it is necessary to increase the variable pay cap to 200% of fixed pay for material risk takers, who include all the executive Directors. This will be put to shareholders for approval at the Annual General Meeting on 23 May 2014. The requested increase in the cap would give us the ability to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay. It will also enable us to retain a larger quantum of variable pay that would be subject to malus than would be the case if the Committee were not to take advantage of this provision. We believe that it is vital to maintain the link of variable pay to the achievement of the business objectives of the Company, and it is also necessary to ensure our total compensation package for material risk takers remains competitive. As a result, a rebalancing from variable pay to fixed pay to the extent necessary to achieve this objective is warranted.

We have discussed with a representative group of our major shareholders the proposed changes to our remuneration policy to deal with this rebalancing. Overall, our shareholders have been broadly supportive of the proposed changes and recognise the importance of ensuring that we can retain our key talent not just in the EU, but also in Asia, Latin America and North America where the majority of our material risk takers reside. These changes are detailed in the section on remuneration policy.

One further change relates to the proposed arrangements for the Group Chairman. Upon his appointment in 2010, it was agreed that he would not be eligible for any annual incentive. This remains appropriate. Our current remuneration policy provides that the Group Chairman is not expected to be granted awards under the Group Performance Share Plan (‘GPSP’) other than in exceptional circumstances. To date, the Committee has not made any such awards to him. In framing the proposed remuneration policy, the Committee is required to clarify and more clearly define the circumstances in which an award could be made. Under the current policy, the theoretical maximum award for the Group Chairman would have been the same as for

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

other executive directors, namely 200% of fixed pay. The Committee determined this should be restricted to 100% of fixed pay. Additionally, the Committee determined that given the exceptional circumstances over the medium term of intense regulatory change, an increased focus on changing conduct and behaviour and the implementation of enhanced banking standards, it would be appropriate for the Group Chairman to be eligible to receive an award under the GPSP, given his executive role in leading the Group’s interactions on regulatory policy and providing leadership and tone to drive an improvement in the Group’s compliance, conduct and behaviour. Any GPSP award to the Group Chairman will be determined by reference to non-financial and qualitative measures and will in all other material respects be made on the same basis as GPSP awards to other executive directors. All other components of the Group Chairman’s remuneration arrangements are unaffected and he will not be eligible for the fixed pay allowance outlined above. Further details are set out in this report.

We are not proposing any other material changes to our remuneration policy. The votes in favour of our Directors’ Remuneration Report at recent Annual General Meetings show that this policy has been well supported by our shareholders in the past.

The Committee is aware that the UK government has lodged a legal challenge to the variable pay cap in CRD IV with the European Court of Justice (‘ECJ’). If the legal challenge is successful, depending on the detail of the ECJ’s ruling and the extent and timing of any consequential challenges to CRD IV, a revised remuneration policy may need to be submitted to shareholders for approval.

The Committee continues to ensure that its malus policy and procedures are sufficiently robust to handle any potential redress and has sought advice from external legal counsel in shaping this policy.

Remuneration strategy

The quality and long-term commitment of all of our employees is fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with the Group, and who will perform their role in the long-term interests of shareholders.

HSBC’s reward package comprises four key elements:

1.	fixed pay;

2.	benefits;

3.	annual incentive; and

4.	the Group Performance Share Plan

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and to align employees’ remuneration with our risk framework and risk outcomes. For our most senior employees, the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. Altogether, performance is therefore judged not only on what is achieved over the short and long-term but also importantly on how it is achieved, as the Committee believes the latter contributes to the long-term sustainability of the business.

Overall performance summary of 2013

During 2013, management continued to reshape the Group and improve returns. The Group announced 20 additional disposals or closures, exiting non-strategic markets and selling businesses and non-core investments. The Group also recorded an additional US$1.5bn in sustainable cost savings, which takes the total annualised savings to US$4.9bn. This surpasses the cumulative target of US$2.5bn to US$3.5bn on sustainable savings since 2011. Management’s continued focus on positioning the business for growth delivered increased underlying revenue in our home markets of the UK and Hong Kong.

The following summarises the Group’s 2013 financial performance highlighting the features which were most influential in the Committee’s assessment of management’s performance:

•	profit before tax rose on both a reported and underlying basis compared with 2013;

•

underlying revenue grew by 3%, notwithstanding the continuing run-off of our US CML portfolio and the repositioning of our client base in GPB. Revenue increased in CMB reflecting balance sheet growth and improved collaboration with other global businesses. In GB&M, revenue was higher in part reflecting our concentration on customer-facing businesses;

•

Loan impairment charges and other credit risk provisions (‘LICs’) reduced significantly, notably in North America, Europe, and in the Middle East and North Africa. In North America, which drove the majority of the decrease, the reduction was due in part to improvements in housing market conditions,

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

actions taken to accelerate the continued run-off of the portfolio, and lower levels of newly impaired loans and delinquencies in the CML portfolio. In Hong Kong and Rest of Asia-Pacific, LICs remained at low levels. By contrast, LICs rose in Latin America, particularly in Mexico, due to specific impairments in CMB relating to homebuilders reflecting a change in public housing policy and higher collective impairments in RBWM. In Brazil, although credit quality improved as changes to credit strategies in prior periods took effect, higher charges were required for restructured loan account portfolios in RBWM and CMB, and higher specific impairments in CMB;

•

the cost efficiency ratio decreased from 62.8% in 2012 to 59.6% in 2013. There was a reduction in legal and regulatory settlement costs, notably in the United States, together with lower customer redress charges and restructuring and related costs. The Group continued to invest in strategic initiatives, risk management and compliance resources. Additional sustainable cost savings were generated to partially offset higher operational costs and general inflation;

•	we maintained a strong balance sheet, with a ratio of customer advances to customer accounts of 72.9%;

•

the return on average ordinary shareholders’ equity was 9.2%, up from 8.4% in 2012, primarily reflecting lower adverse movements in the fair value of our own debt attributable to credit spreads and lower operating expenses;

•	dividends in respect of 2013 were increased from US$0.45 per ordinary share in 2012 to US$0.49 per ordinary share; and

•

our core tier 1 capital increased to 13.6%, up from 12.3% in 2012 and our estimated CRD IV end point basis common equity tier 1 ratio increased to 10.9%, up from 9.5% in 2012, driven by a combination of capital generation and a reduction in risk-weighted assets from management actions.

Major decisions and changes to Directors’ remuneration in 2013

There were no major changes to Directors’ remuneration for 2013. Marc Moses was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC, his leadership of that function and his personal contribution to the Group. His remuneration has therefore been brought in line with the executive Directors’ remuneration policy.

Exercise of discretion

The Committee exercised its discretion to reduce the annual incentive and GPSP award for the Group CEO from that which a formulaic application of his scorecard would have generated. The details are contained on page 397.

Discretion was also applied to reduce variable pay proposed for 2013 for other Group employees by US$22m, including members of senior management, consistent with the approach for the Group CEO. Further, the Committee used its discretion to postpone communication and payment of 2013 variable pay awards and postpone the vesting of unvested deferred awards granted to certain individuals in prior years pending completion of internal reviews of certain Group-wide notable events. The Committee has the authority to reduce or cancel such awards and may use this authority based on the outcome of the on-going reviews.

As previously disclosed in the Directors Remuneration Report in the Annual Report and Accounts 2012, the Committee used its discretion to apply malus provisions to cancel part of the unvested deferred awards granted to certain individuals, in respect of the US regulatory and law enforcement fines and penalties.

Summary of awards

The Group variable pay pool for 2013 was established by reference to the Group’s underlying profit before tax, after excluding movements in the fair value of own debt attributable to credit spread and the gains and losses from disposals. For the sake of clarity, the impact of fines, penalties and other items of redress is included in the profit measure used to calibrate the variable pay pool. The table below summarises the variable pay pool outcome for 2013. For details see page 393.

	Group
	2013	2012
	US$m	US$m
Variable pay pool
– total	3,920	3,689
– as a percentage of pre-tax profit (pre-variable pay) calculated as described above	15%	17%
– percentage of pool deferred	18%	17%

The following table summarises awards made to executive Directors for the relevant performance years. A breakdown of the awards and further details can be found within the ‘single figure of remuneration’ section on page 395.

	Total remuneration		Variable pay
	2013	2012	2013	2012
	£000	£000	£000	£000

Douglas Flint	2,427	2,424	–	–
Stuart Gulliver	8,033	7,532	5,500	4,950
Iain Mackay	4,365	3,887	3,222	2,748

Sir Simon Robertson

Chairman of the Group Remuneration Committee

24 February 2014

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Directors’ remuneration policy

The following section sets out HSBC’s remuneration policy for our executive and non-executive Directors which is subject to shareholder approval. Our policy is in accordance with the new CRD IV regulations subject to shareholders’ approval which we will seek at the Annual General Meeting on 23 May 2014. If approved, the policy is intended to apply for three years to the conclusion of the Annual General Meeting in 2017. During the term of the policy, the Committee will have the authority and discretion to determine, where appropriate, the quantum of each element of remuneration up to the maximum opportunity set out in the table below. Information on how the policy will be implemented is given on page 386.

There are two main changes from our current remuneration policy:

•	the introduction of a fixed pay allowance based on role and responsibility; and

•	variable remuneration opportunity limited to a maximum of 200% of fixed pay.

Both of these changes are detailed in the policy table and the accompanying notes below.

Remuneration policy – executive Directors

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Fixed pay
Base salary
To attract and retain key talent by being market competitive and rewarding on-going contribution to role.

Base salary reflects the individual’s role, experience and responsibility. Changes are reviewed and approved by the Committee within the context of local requirements and market competitiveness.

Base salaries are benchmarked on an annual basis against relevant comparator groups as set out on page 388.

The annual base salary for each executive Director is set out in the table on page 404.

Base salaries are set at an appropriate level within the range determined by the benchmark group, reflecting each Director’s role, experience and responsibility.

Other than in exceptional circumstances, base salary increases for each of the current executive Directors will not increase by more than 15% of current base salary levels during the duration of this policy (for three years to the conclusion of the Annual General Meeting in 2017).

None
Fixed pay allowance[1]
To deliver fixed pay required to reflect the role, skills, and experience of the Directors and to maintain a competitive total remuneration package for the retention of key talent.

Fixed pay allowances are non-pensionable and will be granted in shares that vest immediately on a quarterly basis or in such other frequencies as the Committee deems appropriate.

These shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March immediately following the end of the financial year in which the shares are granted. The remaining 80% will be subject to a retention period of at least 5 years. Dividends will be paid on the vested shares held during the retention period.

Fixed pay allowances are determined based on the role and responsibility of each individual.

Other than in exceptional circumstances, the expectation will be that the maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of target total remuneration of the executive Director under this policy as shown in the ‘Remuneration scenarios’ chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director[2].

No performance conditions are attached to the fixed pay allowance. However, to align the interest of the executives with the long-term interest of shareholders, the shares awarded will be subject to a retention period.
Pension
To attract and retain key talent by being market competitive.	Directors receive a cash allowance in lieu of pension entitlements.	The policy maximum will be 50% of base salary.	None

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Remuneration policy – executive Directors (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Variable pay

Adhering to the HSBC Values is a prerequisite for any employee to be considered for any variable pay. The HSBC Values are key to the running of a sound, sustainable bank. Specifically, our most senior employees have a separate HSBC Values rating which directly influences their overall performance rating considered by the Committee following the financial year end and, accordingly, their variable pay.

Annual incentive[1]

To drive and reward performance against annual financial and non-financial measures and adherence to HSBC Values which are consistent with the medium to long-term strategy and align to shareholder interests.

Deferral structure provides retention value and the ability to apply malus.

Awards are delivered in the form of cash and shares. A minimum of 50% of awards will be made in shares.

A minimum of 60% of the total award will be deferred and vest over a period of three years or such other period as determined by the Committee.

The share awards (net of shares sold to cover any income tax and social security) will be subject to a retention period upon vesting, for such period of time as determined by the Committee using its discretion and taking into account regulatory requirements.

In respect of deferred share awards, on the vesting of these awards, an amount (in cash or shares), equal to the dividends paid or payable between the grant date and the vesting of the award may be paid on the number of shares vested.

In respect of deferred cash awards, a notional return, determined by reference to the dividend yield on shares or such other rate as determined by the Committee for the period between grant and vest, may be paid on vesting in respect of the amount that vests.

Awards are made on a discretionary basis. The Committee can, in appropriate circumstances, apply malus to all or part of an unvested award. It may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out. See page 388 for more details on malus and clawback.

The rules of the HSBC Share Plan 2011 provide the Committee with the discretion to adjust the vesting period of share awards and/or the number of shares underlying an award on the occurrence of corporate events and other reorganisation events specified in the plan rules.

The maximum opportunity for variable pay awards is set at 200% of fixed pay[2,3].

For the purpose of determining incentive awards, fixed pay consists of base salary, fixed pay allowance and cash allowance in lieu of pension. Other benefits are not included.

The maximum annual incentive award will be 1/3 of the maximum variable pay opportunity, resulting in a maximum annual incentive of 67% of fixed pay. Target award is 50% of the maximum annual incentive award.[2]

The Committee assesses performance against targets set for each performance measure and uses its judgement to determine the level of performance achieved for that measure. The overall payout level could be between 0% and 100% of the maximum amount discussed above.

The Committee can reduce (to zero if appropriate) the level of payout of awards as determined based on the outcome of the performance measures, if it considers that the level of payout so determined does not properly reflect the overall position and performance of the Company during the performance period.

Performance is measured against an annual scorecard, based on targets set for financial and non-financial measures. The scorecards vary by individual.

For Stuart Gulliver, the financial measures have a weighting of 60% and non-financial measures have a weighting of 40%.

For Iain Mackay and Marc Moses, the performance measures will be based on their respective functional objectives linked to our strategic priorities with a weighting of 90% and people-based objectives with a weighting of 10%.

Over the duration of the current remuneration policy, the Committee has the discretion to change the overall weighting of each category based on feedback from shareholders and regulators. In addition, the Committee has the discretion to vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘Annual report on remuneration’ for the relevant year in question.

The Committee reserves the right to make adjustments to performance targets to reflect significant one-off items which occur during the measurement period (for example a major transaction). The Committee will make full and clear disclosure of any such adjustments within the ‘Annual report on remuneration’, subject to commercial confidentiality.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Group Performance Share Plan (‘GPSP’)[1]

To incentivise sustainable long-term performance through the use of pre-grant performance measures and aligns with shareholder interests by requiring shares to be held for the duration of employment.

Five-year vesting period provides retention value and the ability to apply malus.

Award levels are determined by considering performance up to the end of the financial year against enduring performance measures set out in the long-term performance scorecard.

The award vests after a five year period. On vesting, the shares (net of shares sold to cover any income tax and social security) must be retained for the duration of the participant’s employment. On cessation of employment the vested shares for good leavers will be released within 30 days of cessation of employment (for the definition of good leaver, see policy on payments for loss of office section on page 391). For leavers not deemed to be good leavers, the vested shares will be released in three equal instalments on each anniversary of the date of cessation of employment.

On the vesting of these awards, an amount (in cash or shares), equal to the dividends paid or payable between the grant date and the vesting of the award may be paid on the number of shares vested.

Awards are made on a discretionary basis. The Committee can, in appropriate circumstances, apply malus to all or part of an unvested award. It may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out. See page 388 for more details on malus and clawback.

The rules of the HSBC Share Plan 2011 provide the Committee with the discretion to adjust the vesting period of share awards and/or the number of shares underlying an award on the occurrence of corporate events and other reorganisation events specified in the plan rules.

The maximum opportunity for variable pay awards is set at 200% of fixed pay[2,3].

For the purpose of determining incentive awards fixed pay consists of base salary, fixed pay allowance and cash in lieu of pension. Other benefits are not included.

The maximum GPSP award will be 2/3 of the maximum variable pay opportunity, resulting in a maximum GPSP award of 133% of fixed pay. Target award potential is 50% of the maximum GPSP award.[2]

The maximum GPSP award for the Group Chairman will be 100% of his fixed pay. Target award potential is 50% of the maximum GPSP award.

The Committee assesses performance against targets set for each performance measure and uses its judgement to determine the level of performance achieved for that measure. The overall payout level could be between 0% and 100% of the maximum amount discussed above.

The Committee can reduce (to zero if appropriate) the level of payout of awards as determined based on the outcome of the performance measures, if it considers that the level of payout so determined does not properly reflect the overall position and performance of the Company during the performance period.

Performance is measured against a long-term scorecard with financial (60% weighting) and non-financial (40% weighting) measures.

Awards for the Group Chairman will be determined by reference to non-financial and qualitative measures including: monitoring and improving HSBC’s reputation with all stakeholders, and providing leadership and tone to drive improvement in the Group’s compliance, conduct and behaviour with a view to becoming over time one of the most reliably compliant financial institutions.

Overall performance is to be judged on achievement of measures in the long-term scorecard during the financial year and adherence to HSBC Values, which acts as a gateway.

Over the duration of the current remuneration policy, the Committee has the discretion to change the overall weighting of financial and non-financial categories based on feedback from shareholders and regulators. In addition, the Committee has the discretion to vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘Annual report on remuneration’ for the relevant year in question.

The Committee reserves the right to make adjustments to performance targets to reflect significant one-off items which occur during the measurement period (for example a major transaction). The Committee will make full and clear disclosure of any such adjustments within the ‘Annual report on remuneration’, subject to commercial confidentiality.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Remuneration policy – executive Directors (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Benefits
To provide benefits in accordance with local market practice

On-going benefits take account of local market practice and include the provision of medical insurance, income protection insurance, health assessment, life assurance, club membership, tax assistance, use of company car (including any tax due on the benefit) and travel assistance.

Stuart Gulliver is also provided with an accommodation and car benefit in Hong Kong. Any tax due on this benefit is borne by HSBC.

Additional benefits may also be provided where an executive is relocated or spends a substantial proportion of his/her time in more than one jurisdiction based on business needs. Such benefits could include, but are not restricted to, airfare, accommodation, shipment, storage, utilities and any tax and social security that may be due in respect of such benefits.

		The maximum for each benefit is determined by the nature of the benefit provided and the cost of benefits may vary from year to year based on market premium rates, the Directors’ personal and/or other external circumstances.	None
Other
Provision in case of regulatory changes
	In the event that regulatory requirements change, such that HSBC must make changes to remuneration that would be in breach of this policy, HSBC will ensure regulatory compliance, even if a revised policy has not been put to shareholders for approval. Any such change in policy would be put to shareholders for approval at the next Annual General Meeting.	Not applicable	Not applicable

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Provisions of previous policy that will continue to apply:
2011 – 2013 GPSP, deferred cash and share awards.

Vesting of outstanding deferred cash and share based awards granted in prior years, including restricted shares and GPSP awards granted under the HSBC Share Plan 2011 and HSBC Share Plan, will continue to form part of the remuneration policy until vesting.

The awards normally vest over a period of up to five years from the date of grant. On vesting of GPSP awards, the shares (net of any shares sold to cover income tax and social security) will be subject to a retention period as discussed in the table above for GPSP awards. On vesting of the deferred share awards granted in 2011 and 2012, the shares (net of any shares sold to cover income tax and social security) will be subject to a retention period of up to six months as specified at the date of grant.

On vesting of the deferred share awards and GPSP awards, an amount (in cash or shares) equal to the dividends paid or payable between grant and vesting would be payable on the number of shares vested.

For deferred cash awards, a notional return, determined by reference to the dividend yield on shares or such other rate as determined by the Committee for the period between grant and vest may be paid on vesting in respect of the amount that vests.

Award levels have already been determined based on the outcome of relevant performance measures in the relevant prior year.

The unvested award would be cancelled if the relevant service condition is not met. Also, the deferred share awards granted in March 2013 would be cancelled if the Committee determines in its absolute discretion that the condition of the satisfactory conclusion of the Deferred Prosecution Agreement with the US Department of Justice (‘DPA’), is not met.

The maximum grant in prior years for a deferred share award was £5.20m, £0.84m for a deferred cash award, and £3.75m for a GPSP award.

Performance was measured against a long-term scorecard including financial and non-financial measures.

The vesting of these awards is subject to a service condition. For the deferred share awards granted in March 2013 as part of the annual incentive awards for financial year 2012, the vesting of the awards is also subject to satisfactory conclusion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.

1	This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint. He is not eligible for fixed pay allowance and annual incentive awards but will be eligible for GPSP awards.
2	Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the ‘Remuneration scenarios’ chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay respectively). The increase in the cap to 200% would enable us to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay, whilst retaining a larger quantum of variable pay that can be subject to malus.
3	Consideration was given to the application of discount factors under the proposed EBA guidelines to compute the value of the GPSP awards for the variable pay cap under CRD IV. Based on the current terms of the EBA guidelines, the Committee considers the impact of the discount factors would be minimal and does not intend to use the discount factors to increase the variable pay cap for executive Directors in order to maintain a simple and transparent remuneration structure.

Notes to the ‘Remuneration policy table – executive Directors’

Differences in policy applied to employees generally

The mix of fixed and variable pay granted to an

employee is commensurate with the individual’s role, experience and responsibility and the local market.

Fixed pay allowances will only be granted to certain material risk takers as defined by the EBA based on their role, function, experience and

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

technical expertise. Group Managing Directors and Group General Managers will receive shares with the same release profile as the executive Directors. All other employees will receive the fixed pay allowance in cash when it is below a specified threshold. Where the fixed pay allowance is above the specified threshold, all of it will be received in shares that vest immediately. Any shares delivered (net of shares sold to cover any income tax and social security) as part of the fixed pay allowance would be subject to a retention period. 40% of the shares will be released in March following the end of the relevant financial year in which the shares were granted. The remaining 60% will be released in three equal annual tranches on each anniversary of the initial release.

Group Managing Directors participate in both the annual incentive and the GPSP. Group General Managers participate in the annual incentive and may receive other long-term awards. Other employees across the Group are eligible to participate in annual incentive arrangements.

Choice of performance measures and targets

The Committee selected the performance measures as they reflect the Group’s financial targets and strategy. The measures were determined in consultation with major shareholders.

Performance targets are set taking into account the economic environment, the Group’s strategic priorities and risk appetite.

Changes in policy for 2014 from 2013

The requirement in CRD IV to limit the variable pay that can be awarded to 100% of fixed pay or, with shareholders’ approval, 200% of fixed pay (in accordance with the requirement in CRD IV) presents challenges for HSBC to remain competitive commercially with our non-EU based international and domestic competitors and protect our talent and market positions. In order to deal with these challenges we have introduced changes to our remuneration structure for 2014. The table below summarises the changes from the remuneration policy. These changes will be effective from the 2014 Annual General Meeting, subject to shareholders’ approval.

UK government legal challenge

The UK government has lodged a legal challenge to the variable pay cap in CRD IV with the ECJ. If the legal challenge is successful, depending on the detail of the ECJ’s ruling and the extent and timing of any consequential changes to CRD IV, a revised remuneration policy may need to be submitted to shareholders for approval before the expiry of the current policy at the conclusion of the 2017 Annual General Meeting.

Changes in remuneration policy for 2014

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics

Salary	No change	No change	No change (none)
Fixed pay allowance[1]	Introduction of share allowance	Maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of target remuneration of the executive Director under this policy as shown in the ‘Remuneration scenarios’ chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director.	None
Benefits	No change	No change	No change (none)
Total variable pay	No change	Maximum at 900% of salary reduced to 200% of fixed pay	No change
Annual incentive[1]	No change	Maximum incentive reduced from 300% of base salary to 67% of fixed pay	See page 382
GPSP[1]	No change	Maximum incentive reduced from 600% of base salary to 133% of fixed pay	See page 383
Pension	No change	No change	No change (none)

1	Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the ‘Remuneration scenarios’ chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay respectively). The increase in the cap to 200% would enable us to minimise the increase in fixed remuneration costs and maintain greater flexibility on total pay whilst retaining a larger quantum of variable pay that can be subject to malus.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Remuneration policy - non-executive Directors

Principles, parameters and protocol for the determination of fees

In accordance with our Articles of Association, Directors are entitled to receive fees for their services as Directors as determined from time to time by HSBC Holdings plc in general meeting. Non-executive Directors, who are not employees, receive such fees but are not entitled to receive a base salary, fixed pay allowance, benefits, pension or any variable pay. The executive Group Chairman and other executive Directors are not eligible to receive fees for their services as Directors.

The fee levels payable reflect the time commitment and responsibilities required of a non-executive Director of HSBC Holdings plc. Fees are determined by benchmark against other UK companies and banks in the FTSE 30, and with reference to the fees paid by other non-UK international banks.

The Board will review the amount of each component of the fees periodically to assess whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities, and/or time commitment of the non-executive Directors and to ensure that individuals of the appropriate calibre are able to be retained or appointed. The Board (excluding the non-executive Directors) has discretion to approve changes to the fees. The Board may also introduce any new component of fee for non-executive Directors subject to the principles, parameters and other requirements set out in this remuneration policy.

In addition to fees payable by HSBC Holdings plc, certain of the non-executive Directors may be entitled to receive fees for their services as directors of subsidiary companies of HSBC Holdings plc. Such additional remuneration is determined by the board of directors of each relevant subsidiary and the relevant subsidiary is entitled to make or continue to make such payments to the relevant non-executive Director as the board of directors of each relevant subsidiary, in its discretion, may determine.

It is common practice for non-executive Directors to be reimbursed expenses incurred in performing their role and any related tax.

Component	Approach to the determination of each component of fees

Base fee

The current base fee for a non-executive Director is £95,000 per annum.

The base fee may be reviewed and adjusted in line with the ‘Principles, parameters and protocol for the determination of fees’, provided that the aggregate of any increases in base fee effected over the duration of this remuneration policy shall not exceed 20% of the current fee level.

Fee for the senior independent non-executive Director

The current fee for the senior independent non-executive Director is £45,000 per annum.

The additional fee may be reviewed and adjusted in line with the ‘Principles, parameters and protocol for the determination of fees’, provided that the aggregate of any increases in additional fee effected over the duration of this remuneration policy shall not exceed 20% of the current fee level.

Committee fees

The current fees for non-executive Directors serving on Board committees are as follows:

• Group Audit, Group Risk, Group Remuneration, Financial System Vulnerabilities, Conduct & Values Committees:

    -   Chairman: £50,000 per annum; Member: £30,000 per annum

• Nomination Committee:

    -   Chairman: £40,000 per annum; Member: £25,000 per annum

The committee fees may be reviewed and adjusted in line with the ‘Principles, parameters and protocol for the determination of fees’, provided that the aggregate of any increases in committee fees effected over the duration of this remuneration policy shall not exceed 20% of the respective current fee levels.

If a new Board committee is established or there is a substantial change in the nature or responsibility of an existing Board committee, the fees for such a committee will be determined in line with the ‘Principles, parameters and protocol for the determination of fees’, provided that the committee fees shall not exceed the then fee levels of the Group Audit Committee.

Material factors taken into account when setting pay policy

The Committee takes into account a variety of factors when determining the remuneration policy for Directors.

Internal factors

Funding

Both the annual incentive and GPSP awards are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group’s annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. Details on the calculation of this year’s variable pay pool can be found on page 393.

The dilution limits set out in the HSBC share plans comply with the Association of British Insurers’ guidelines. Prior to 2012, all equity-settled awards of Performance Shares and Restricted Shares vesting under the HSBC Share Plans were satisfied by the transfer of existing shares held under a trust. To create additional core tier 1 capital and retain funds within HSBC, vestings of Restricted Share awards are now satisfied by a mixture of existing shares from the trust and newly issued shares.

Pay and employment conditions in the Group

HSBC considers pay across the Group when determining remuneration levels for its executive Directors. In considering individual awards, a comparison of the pay and employment conditions of

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

our employees and senior executives is considered by the Committee.

The Committee invites the Head of Group Performance and Reward to present proposals for remuneration for the wider employee population and on any other changes in remuneration policy within the company. The Head of Group Performance and Reward also consults the Committee on the extent to which the different elements of remuneration should be cascaded to other employees.

Feedback from employee engagement surveys and HSBC Exchange meetings are taken into account in determining the Group’s remuneration policy.

External factors

Regulation

There is still a wide divergence in local regulations governing remuneration structures globally. This presents significant challenges to HSBC which operates worldwide. In order to deliver long-term sustainable performance, it is important that we have market-competitive remuneration and which is broadly equivalent across geographic boundaries in order to attract, motivate and retain talented and committed employees around the world. We aim to ensure that our remuneration policy is aligned with regulatory practices and the interests of shareholders. HSBC is fully compliant with the Financial Stability Board (‘FSB’), FCA, PRA and Hong Kong Monetary Authority (‘HKMA’) guidance and rules on remuneration which apply at the date of this report.

Comparator group

The Committee considers market data for executive Directors’ remuneration packages from a defined remuneration comparator group. This group consists of nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, JPMorgan Chase & Co, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance. The Committee can also review other companies where relevant in determining the remuneration policy.

Shareholder views

The Chairman of the Committee, the Head of Group Performance and Reward and the Group Company Secretary met with a representative number of key institutional shareholders in October and November 2013. We consider these types of meetings vital to gather views on our current and developing remuneration practices to ensure that our reward strategy continues to be aligned with the long-term interests of our shareholders.

These shareholders were consulted on the proposed changes to our remuneration policy to be operated from 2014 as a result of the introduction of the cap on variable pay awards under CRD IV. In these meetings we discussed the challenges this cap on variable pay presents to HSBC in retaining talent. We presented and discussed our proposal to increase the fixed pay of affected individuals through the payment of a fixed pay allowance.

Overall, the shareholders we met appreciated the importance of retaining talent and acknowledged the competitive disadvantage the variable pay cap in CRD IV has on HSBC relative to a number of our international peers and domestic competitors. Overall, the shareholders were supportive of our need to address the imbalance and our approach to doing so through the use of a fixed pay allowance. In response to feedback received from shareholders, the increase to the fixed pay of all executive Directors, General Managing Directors and Group General Managers will be delivered in shares which will be subject to a retention period to ensure a strong alignment with the long-term interests of our shareholders. Other employees will receive the fixed pay allowance in cash when it is below a specified threshold. The target and maximum total compensation for the executive Directors has been reduced given the increase in fixed pay.

Adjustments, malus and clawback

In order solely to reward genuine performance, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. In light of this, the Committee has discretion to reduce an employee’s current year variable pay to reflect detrimental conduct or involvement in Group-wide notable events.

Further, the Committee can, in appropriate circumstances, reduce or cancel all or part of any unvested awards under the applicable malus provision. Appropriate circumstances include (but are not limited to) conduct detrimental to the business; past performance being materially worse than originally understood; restatement, correction or amendment of any financial statements; or improper or inadequate risk management.

The Committee can also suspend the vesting of unvested deferred awards granted in prior years where the awards are scheduled to vest before the outcome of a review of a Group-wide notable event is known.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Since 2013, following advice from Freshfields Bruckhaus Deringer, the Committee’s legal adviser on the malus framework, the Committee has implemented a formal policy, with supporting procedures, which will be continuously updated.

The Committee may also decide to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out.

Risk

Risk (including in particular, compliance) is a critical part of the assessment process in determining the performance of senior executives and risk-takers (defined as HSBC Code Staff, which includes executive Directors) and in ensuring that their individual remuneration has been appropriately assessed with regard to risk.

The Global Risk function carries out annual reviews for HSBC Code Staff, which determine whether there are any instances of non-compliance with Risk procedures and expected behaviour. Instances of non-compliance are escalated to senior management and the Committee for consideration in variable pay decisions. Consideration is given to whether adjustments, malus and/or clawback should apply and in certain circumstances, whether employment should be continued.

Group-wide thematic reviews of risk are also carried out to determine if there are any transgressions which could affect the amount of current year variable pay or any instances where malus of previously awarded variable pay is required.

Remuneration scenarios

As a result of rebalancing fixed and variable remuneration to meet the requirements of CRD IV, total remuneration for target and maximum performance has been reduced for those executive Directors currently eligible for annual incentive and GPSP awards in order to offset any benefit arising from increases in fixed pay. As noted above and subject to approval of the remuneration policy, the Group Chairman will be eligible for a GPSP award from 2014.

The following charts show how the total value of remuneration and its composition would vary under three performance scenarios for executive Directors. The ‘current’ scenario models the 2013 policy for executive Directors and the ‘policy’ scenario models the policy, which will be effective from the date of the

Annual General Meeting, subject to shareholders’ approval.

Stuart Gulliver

Iain Mackay

Marc Moses

Marc Moses was promoted to executive Director with effect from 1 January 2014.

Douglas Flint

Douglas Flint is not eligible for annual incentive awards but is eligible for GPSP awards.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

1	Fixed pay includes base salary, fixed pay allowance and pension allowance for the year. Benefits value is based on the value of all benefits received in 2013. For executive Directors other than Stuart Gulliver, the value of the benefits have been shown together with fixed pay in the above charts given their relatively small impact.
2	Maximum award level as stated in our remuneration policy on the basis that shareholders approve the increase in the CRD IV cap on variable pay awards as a percentage of fixed pay to 200%. Includes deferred portion of award. Target has been defined as 50% of the maximum award. Minimum assumes no annual incentive award.
3	Maximum award level as stated in our remuneration policy on the basis that shareholders approve the increase in the CRD IV cap on variable pay awards as a percentage of fixed pay to 200%. Target has been defined as 50% of the maximum award. The GPSP scorecard has not been designed with a numeric targeted or expected value of performance. Minimum assumes no GPSP award.
4	The maximum award level of the GPSP for Douglas Flint is 100% of fixed pay. Target has been defined as 50% of the maximum award. Minimum assumes no GPSP award.

Approach to recruitment remuneration

On the recruitment or appointment of a new executive Director the Committee would adhere to the following principles:

•	remuneration packages should be in line with the policy as outlined on page 381;
•	remuneration packages must meet any applicable local regulatory requirements; and

•	where necessary, compensation may be provided in respect of forfeiture of awards from an existing employer (buyout awards).

The maximum level of variable remuneration (excluding buyout awards) for any new hires will be 200% of fixed pay, subject to shareholder approval at the Annual General Meeting on 23 May 2014.

Outlined in the following table are all components that would be considered for inclusion in the remuneration package of a new executive Director and, for each, the approach that would be adopted.

In the case of an internal appointment, any variable element awarded in respect of the prior role may be allowed to pay out according to its terms on grant.

For non-executive Directors recruitment, remuneration will be in line with the ‘Remuneration policy’ table on page 387.

Components of remuneration package of a new executive Director

Component	Approach taken to each component of remuneration

Fixed pay

Base salary and fixed pay allowance to reflect the individual’s role, experience and responsibility and be set in the context of market practice.

Pension in line with policy as set out in the ‘Remuneration policy’ table on page 381.

Benefits	Benefits to be provided will be dependent on circumstances but in line with Group policy and ‘Remuneration policy’ table, including the global mobility policy, where applicable, and local regulations.
Annual incentive

New joiners will be eligible to be considered for an annual incentive award as set out in the ‘Remuneration policy’ table on page 382.

Guaranteed bonuses are only permitted by exception and must be limited to the first year of service, subject to the Group Deferral Policy and performance requirements.

GPSP	May be considered for GPSP award in year as set out in the ‘Remuneration policy’ table on page 383.
Buyout

May be offered if the individual holds any outstanding unvested shares which are forfeited on resignation from the previous employer.

Group buyout policy is in line with the PRA Remuneration Code which states that both the terms and amount of any replacement awards will not be more generous than the award forfeited on departure from the former employer.

Delivered as HSBC restricted shares with vesting and retention periods to match the terms of forfeited awards with previous employer as closely as possible, subject to proof of forfeiture and other relevant documentation. Where the time to vesting is less than 60 days, deferred cash may be awarded for administrative purposes.

Service contracts

Executive Directors

Our policy is to employ executive Directors on service agreements with 12 months’ notice period. Consistent with the best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Director	Contract date (rolling)	Notice period (Director & HSBC)

Douglas Flint	14 February 2011	12 months
Stuart Gulliver	10 February 2011	12 months
Iain Mackay	4 February 2011	12 months

Marc Moses was appointed as an executive Director with effect from 1 January 2014. He will receive a new service agreement in line with the remuneration policy table for executive Directors after the Annual General Meeting on 23 May 2014.

Other than as set out in the ‘Directors’ remuneration policy’ section on page 381 and the ‘Policy on payments for loss of office’ table below, there are no further obligations which could give rise to remuneration payments or payments for loss of office.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, which may be renewed subject to their election or re-election by shareholders at Annual General Meetings. Non-executive Directors have no service contracts, but are bound by their respective letters of appointment issued for and on behalf of HSBC Holdings plc. Other than as set out in the ‘Remuneration policy’ table on page 387, there are no obligations in any and all of the non-executive Directors’ letters of appointment which could give rise to remuneration payments or payments for loss of office. Non-executive Directors’ current terms of appointment will expire as follows:

•	in 2014, Safra Catz, Laura Cha, John Coombe[1], Rona Fairhead, James Hughes-Hallett[1] and Sam Laidlaw;

•	in 2015, Marvin Cheung, Joachim Faber, John Lipsky, Rachel Lomax and Sir Simon Robertson;

•	in 2016, Renato Fassbind; and
•	in 2017, Kathleen Casey and Sir Jonathan Evans.

1	Not seeking re-election.

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive directors of suitable companies which are not part of HSBC.

Approval will not be given for an executive Director to accept a non-executive directorship of more than one FTSE 100 company or the chairmanship of such a company. In addition, with effect from 1 July 2014, Directors will be subject to the following limits on the number of directorships that they may hold under CRD IV. CRD IV states that members of the management body, which includes both executive and non-executive Directors, may not hold more than:

•	one executive directorship with two non-executive directorships; or

•	four non-executive directorships.

With the consent of the PRA one additional non-executive directorship may be held.

When considering a request to accept a non-executive appointment, the Nomination Committee or Board will take into account, amongst other things, the expected time commitment of such appointment. The time commitment for Directors’ external appointments will be reviewed as part of the annual Board review.

Any remuneration receivable in respect of an external appointment of an executive Director is normally paid to the Group, unless otherwise approved by the Nomination Committee or the Board.

Policy on payments for loss of office

Component of remuneration	Approach taken

Fixed pay and benefits

In the event of redundancy, executive Directors employed on service agreements with HSBC Holdings would be entitled to a severance payment which is calculated using a multiplier of a number of weeks’ pay based on their full years’ service. The calculation of a week’s pay in the context of this severance payment is a pro rata proportion of the individual’s base salary, the last paid annual incentive and any ongoing special allowances. This would only be applicable for Douglas Flint, Iain Mackay and Marc Moses. Stuart Gulliver is not entitled to a severance payment under his service agreement.

Executive Directors may also be entitled to payments in lieu of:

• notice, which shall consist of base salary, pension entitlements and other contractual benefits[1] (or an amount in lieu of); and/or

• accrued but untaken holiday entitlement.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Component of remuneration	Approach taken
Annual incentive

Executive Directors are not eligible to be considered for or receive an annual incentive award if, on the date of grant, they are no longer employed by the Group or are under notice of termination of employment, other than in exceptional circumstances as determined by the Committee based on the individual executive Director’s circumstances.

In relation to unvested annual incentives granted in prior years, these may be subject to good leaver rights at the discretion of the Committee (see below for further details on reasons that may qualify for good leaver status).

If the executive Director is deemed a good leaver, the following apply:

• unvested awards will continue to vest in line with the applicable vesting dates, subject to the share plan rules, malus and clawback provisions (see notes below); or

• in the event of Death unvested awards will vest and will be released to the executive Director’s estate as soon as practicable.

If the executive Director is not deemed a good leaver, all unvested awards will lapse.

GPSP

Executive Directors are not eligible to be considered for or receive a GPSP award if, on the date of grant, they are no longer employed by the Group or are under notice of termination of employment, other than in exceptional circumstances as determined by the Committee based on the individual executive Director’s circumstances.

In relation to deferred GPSP awards granted in prior years, these may be subject to good leaver rights at the discretion of the Committee (see below for further details on reasons that may qualify for good leaver status).

If the executive Director is deemed a good leaver, the following apply:

• vested shares, subject to retention, will be released to the executive Director on cessation of employment;

• unvested awards will continue to vest in line with the applicable vesting dates, subject to the share plan rules, and malus provisions and will be released on the normal vesting dates (see also notes below); or

• in the event of death unvested awards will vest and, together with the vested shares, they will be released to the executive Director’s estate as soon as practicable.

If the executive Director is not deemed a good leaver, the following applies:

• vested shares, subject to retention, will be released to the executive Director in three equal tranches on each of the first, second and third anniversary of cessation of employment; and

• all unvested awards will lapse.

Legal claims	The Committee retains the discretion to make payments (including professional and outplacement fees) to mitigate against legal claims, subject to any such payments being made pursuant to a statutory settlement agreement.

1	The other benefits as part of the payment in lieu of notice do not include the taxable value of accommodation, car and chauffeur provided in Hong Kong to Stuart Gulliver.

Our policy is for notice periods to be set at 12 months for both the executive Director and HSBC.

Subject to the approval of the Committee, an individual would be considered as a good leaver if they cease to be employed by reason of:

•	redundancy;

•	sale of business;

•	retirement from HSBC;

•	death;

•	injury, ill health and disability; or

•	any other reason as determined by the Committee.

In respect of GPSP awards, for an individual to be considered as a good leaver by reason of retirement or ‘any other reason’, the Committee needs to be satisfied that the executive has no current or future intention at the date of leaving HSBC of being employed by any competitor financial services firm. If the Committee becomes aware of any evidence to the contrary before vesting, the award will lapse.

Under the HSBC Share Plan 2011 rules, the Committee has the discretion to determine that the award will vest immediately or on any other date.

Annual report on remuneration

Role, membership and advisers to the Committee

Role

Within the authority delegated by the Board, the Committee is responsible for approving the Group’s remuneration policy. The Committee also determines the remuneration of executive Directors, senior employees, employees in positions of significant influence and employees whose activities have or could have an impact on our risk profile and, in

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

doing so, takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

Membership

The members of the Group Remuneration Committee during 2013 were Sir Simon Robertson (Chairman, appointed 24 May 2013), John Thornton (retired as a Director on 24 May 2013), John Coombe, Renato Fassbind (appointed 1 March 2013) and Sam Laidlaw.

There were 12 meetings of the Committee during 2013. The table on page 360 gives details of Directors attendance at these meetings.

Advisers

In 2013, the Committee decided not to use external advisers, and in future will only seek external support on remuneration policy as and when necessary.

During the year, the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Group Head of Human Resources and Corporate Sustainability, Ann Almeida, the Head of Group Performance and Reward, Alexander Lowen (and his predecessor, Tristram Roberts), the Group Chief Risk Officer, Marc Moses, and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, Robert Werner, all of whom provided advice as part of their executive role as employees of HSBC. The Committee also received advice and feedback from the Group Risk Committee on risk and compliance-related matters relevant to remuneration and the alignment of remuneration with risk appetite.

Group variable pay pool

Variable pay pool determination

The Committee considers many factors in determining the Group’s variable pay pool funding.

Performance and Risk Appetite Statement

The variable pay pool takes into account the performance of the Group which is considered within the context of our Risk Appetite Statement. This helps to ensure that the variable pay pool is shaped by risk considerations and any Group-wide notable events. The Risk Appetite Statement describes and measures the amount and types of risk that HSBC is prepared to take in executing its strategy. It shapes the integrated approach to business, risk and capital management and supports achievement of the Group’s objectives. The Group Chief Risk Officer regularly updates the Committee on the Group’s performance against the Risk Appetite Statement.

The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned.

Counter-cyclical funding methodology

We use a counter-cyclical funding methodology which is categorised by both a floor and a ceiling and the payout ratio reduces as performance increases to avoid pro-cyclicality risk. The floor recognises that competitive protection is typically required irrespective of performance levels. The ceiling recognises that at higher levels of performance it is possible to limit reward as it is not necessary to continue to increase the variable pay pool, thereby limiting the risk of inappropriate behaviour to drive financial performance.

Distribution of profits

In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate (see page 394 for the 2012, 2013 and target split).

Commerciality and affordability

Finally, the commercial requirement to remain competitive in the market and overall affordability are considered. Both the annual incentive and GPSP are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group’s annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. This approach ensures that performance-related awards for individual global businesses, global functions, geographical regions and levels of staff are considered in a holistic fashion.

This year’s variable pay pool was established by reference to the Group’s underlying profit before tax which excludes movements in the fair value of own debt attributable to credit spread and the gains and losses from disposals, and includes the costs of fines, penalties and other items of redress. For the purposes of considering the variable pay pool, the normal profits from disposed of businesses up to their actual disposal are included in the calculation.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Taking into account all of the above, the Committee decided that in light of performance, the market environment, risk inputs, and other factors,

the underlying pre-tax pre-variable pay profit payout ratio for 2013 would be 15%.

Variable pay pool outcome

	Group		Global Banking and Markets
	2013	2012	2013	2012
	US$m	US$m	US$m	US$m

Total variable pay pool	3,920	3,689	1,327	1,266

	%	%	%	%

Variable compensation incentive pool as a percentage of pre-tax profit (pre-variable pay)[1]	15	17	13	13
Percentage of variable pay pool deferred[2]	18	17	30	28

1	The 2013 Group pre-tax profit pre-variable pay calculation as described on the previous page.
2	The percentage of variable pay deferred for the Code Staff population is 64%.

Relative importance of spend on pay

The chart to the right provides a breakdown of total staff pay relative to the amount paid out in dividends.

Pro forma post-tax profits allocation

On a pro forma basis, attributable post-tax profits (excluding movements in the fair value of own debt and before pay distributions) were allocated in the proportions shown in the chart below. The Group’s target policy is for the vast majority of post-tax profit to be allocated to capital and to shareholders.

1	Dividends per ordinary share in respect of that year. For 2013, this includes the first, second and third interim dividends paid in 2013 of US$5.6bn (gross of scrip) and a fourth interim dividend of US$3.6bn.
2	Inclusive of dividends to holders of other equity instruments and net of scrip issuance based on an assumption of scrip take up for the fourth quarter of 2013 of 20%. Dividends per ordinary share declared in respect of 2013 were US$0.49, an increase of 9% compared with 2012.
3	Total variable pay pool net of tax and portion to be delivered by the award of HSBC shares.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Single figure of remuneration

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000
Fixed pay
Base salary	1,500	1,500	1,250	1,250	700	700
Pension	750	750	625	625	350	350

	2,250	2,250	1,875	1,875	1,050	1,050

Benefits	48	64	591	642	33	36
Variable pay
Annual incentive	–	–	1,833	780	1,074	539
GPSP	–	–	3,667	3,000	2,148	1,400

	–	–	5,500	3,780	3,222	1,939

Notional return on deferred cash	27	12	–	–	7	3
Non-taxable benefits	102	98	67	65	53	50

Total single figure of remuneration	2,427	2,424	8,033	6,362	4,365	3,078

Addendum

Annual incentive with performance conditions[1]	–	–	–	1,170	–	809

Total single figure of remuneration and annual incentive with performance conditions	2,427	2,424	8,033	7,532	4,365	3,887

1	60% of the 2012 annual incentive for Stuart Gulliver and Iain Mackay disclosed in the 2012 Directors’ Remuneration Report was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.

Notes to the single figure of remuneration

Base salary

•	Salary paid in year for executive Directors. No fees were paid to executive Directors.

Pension

•	Pension values generally consist of an allowance of 50% of annual basic salary in lieu of personal pension arrangements.
•

For 2012, Stuart Gulliver received employer contributions of 4% of base salary into a personal pension plan and a cash allowance of 46% of base salary from 1 January 2012 to 31 March 2012. From 1 April 2012, he received a cash allowance of 50% of base salary as per above. The employer contributions and the allowance for the whole of 2012 amounted to £625,000.

•	No other benefits were received by the executive Directors from the Group pension plans.

Benefits

•

All taxable benefits (gross value before payment of tax). Benefits include provision of medical insurance, accommodation and car, club membership, and tax gross up for accommodation and car benefit. The 2012 numbers are restated to be in line with the new final regulations on benefits to be reported in the single figure table.

•	Non-taxable benefits include the provision of life assurance and other insurance cover.
•	The values of the significant benefits in the above table are as follows:

	Douglas Flint				Stuart Gulliver		Iain Mackay
	2013		2012		2013	2012	2013		2012
	£000		£000		£000	£000	£000		£000

Pool cars (UK and Hong Kong)	–	[1]	–	[1]	79	73	–	[1]	–	[1]
Hong Kong bank-owned accommodation[2]	–		–		229	237	–		–
Tax expense on pool cars and Hong Kong bank-owned accommodation	–	[1]	–	[1]	266	310	–	[1]	–	[1]
Insurance benefit (non-taxable)	78		75		54	53	–	[1]	–	[1]

1	The pool car and tax on pool car for Douglas Flint and Iain Mackay is not included in the above table as it was not significant. The insurance benefit for Iain Mackay is not included in the above table as it was not significant.
2	Based on the current market rental value of the bank-owned property, as estimated by an external lease service provider, plus utility costs, rates, the taxable value of furniture and taking into account the business use of the property, the taxable value of the accommodation is considered to be 70% of the total of these amounts.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Annual incentive

•	Annual incentive awarded (including deferred amounts) as a result of achievement of performance measures for the relevant financial year. 60% of the award is deferred. 50% of both the deferred and non-deferred component of the award is payable in cash and the remaining 50% in shares, subject to a six month retention period on vesting.
•	The deferred element of the 2013 award pays out over a period of three years, subject to service and malus conditions: 33% vests on the first and second anniversary of grant and 34% on the third anniversary of grant. In 2012, there was a one-time change where the deferred element of the 2012 award was extended to pay out 100% cliff vesting subject to the satisfactory completion of the DPA as per footnote 1 of the ‘Addendum to the single figure of remuneration’. During the vesting period the Committee has the authority to cancel all or part of the unvested award.
•	For the 2013 award the performance measures and the outcomes of the performance conditions can be found on page 397. Outcomes for the 2012 award can be found in the Directors’ Remuneration Report in the Annual Report and Accounts 2012.
•	The deferred share awards also include a right to receive dividend equivalents. Dividend equivalents on deferred share awards are delivered in the form of additional shares, in the same time and in the same manner and in such proportion as the original deferred award that vests. The expected value of these dividend equivalents are included in the value of deferred share awards.
•	The deferred cash awards also include a right to receive notional returns for the period between grant date and vesting date and determined by reference to the dividend yield on HSBC shares. A payment of notional return is made in the same proportion as the vesting of the deferred awards on each vesting date.

GPSP

•	GPSP awards where final vesting is determined as a result of achievement of performance conditions over more than one financial year that end in the respective year. Figures shown reflect the face value of awards granted in 2014 and 2013 respectively.
•	Award levels are determined by considering performance against enduring performance measures set out in the long-term performance scorecard. There are no post-grant performance conditions.
•	The award is subject to a five-year vesting period during which the Committee has the authority to cancel all or part of the award. On vesting, the shares (net of tax) must be retained for the duration of the participant’s employment.
•	For the 2013 award the outcomes of the performance conditions can be found in the section titled ‘Awards under the GPSP’ on page 399. Outcomes for the 2012 award can be found in the Directors’ Remuneration Report in the Annual Report and Accounts 2012.
•	The GPSP awards also include a right to receive dividend equivalents for the period between the grant and the vesting date. Dividend equivalents on the GPSP awards will be delivered when the GPSP awards vest. There was no vesting of GPSP awards in 2013. The expected value of these dividend equivalents are included in the value of GPSP awards included in the table above.

Non-executive Directors

	Fees		Benefits[6]		Total
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000

Safra Catz	95	95	14	11	109	106
Laura Cha[1]	195	548	47	42	242	590
Marvin Cheung[2]	197	166	45	59	242	225
John Coombe	205	205	14	17	219	222
Sir Jonathan Evans[3]	50	–	–	–	50	–
Joachim Faber	137	104	21	15	158	119
Rona Fairhead	202	200	6	1	208	201
Renato Fassbind[4]	145	–	23	–	168	–
James Hughes-Hallett	145	138	1	2	146	140
Sam Laidlaw	125	125	–	–	125	125
John Lipsky	150	119	25	26	175	145
Rachel Lomax	155	155	8	5	163	160
Sir Simon Robertson	240	180	1	–	241	180

Total[5]	2,041	2,035	205	178	2,246	2,213

Total (US$000)	3,191	3,225	320	282	3,511	3,507

1	Includes fees as Director, Deputy Chairman and member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited.
2	Includes fees as Director, Chairman of the risk committee and member of the audit committee of Hang Seng Bank Limited.
3	Appointed on 6 August 2013.
4	Appointed on 1 January 2013.
5

Excludes fees and benefits for Jim Comey and John Thornton who were not Directors at 31 December 2013. Jim Comey was appointed a Director on 4 March 2013 and resigned on 4 September 2013. Fees and benefits[6] for 2013 were £63,000 and £10,000 respectively. John Thornton retired as a Director on 24 May 2013. Fees (including fees as Chairman of HSBC North America Holdings Inc) for 2013 were £472,000 (£1,092,000 for 2012). Benefits[6] for 2013 were £7,000 (£26,000 for 2012).

6	Benefits include travel-related expenses relating to the attendance at Board and other meetings at HSBC Holdings registered office. Amounts disclosed are estimated and have been grossed up using a tax rate of 45%, where relevant.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Variable pay outcomes

Summary of pay outcomes

	Stuart Gulliver						Iain Mackay
	Maximum multiple	Pre- discretion per- formance outcome	Multiple awarded	Pre- discretion value	Com- mittee discretion	Post- discretion value	Maximum multiple	Post- discretion per- formance outcome	Multiple awarded	Value

				£000	£000	£000				£000

Salary	1.00	100%	1.00	1,250	n/a	1,250	1.00	100%	1.00	700
Annual incentive	3.00	60%	1.80	2,250	(417)	1,833	3.00	51%	1.53	1,074
GPSP	6.00	60%	3.60	4,500	(833)	3,667	5.10	60%	3.07	2,148

Total				8,000	(1,250)	6,750				3,922

Determining executive Directors’ annual performance

Stuart Gulliver

The annual incentive award made to Stuart Gulliver in respect of 2013 reflected the Committee’s assessment of the extent to which he had achieved the personal and corporate objectives set for him within his performance scorecard as agreed by the Board at the beginning of the year. This measurement took into account his performance against both the financial and non-financial measures which had been set to reflect the risk appetite and strategic priorities determined by the Board to be appropriate for 2013.

In order for any award of annual incentive to be made under the above performance scorecard, the Committee had to satisfy itself that Stuart Gulliver had personally met and shown leadership in promoting HSBC Values. This overriding test assessed behaviour around the HSBC Values principles of being ‘open, connected and dependable’ and acting with ‘courageous integrity’.

A summary of the assessment against specific performance measures is provided in the following table.

Stuart Gulliver – Annual assessment

Measure	Weighting	Target		Performance	Assessment	Outcome

Pre-tax profit (US$bn)[1]	17.5%	n/a	[3]	23.8	100%	17.5%
Return on equity (%)[1]	10%	12-15		9.8	0%	0%
Cost efficiency ratio (%)[1]	17.5%	48-52		58.5	0%	0%
Dividend payout (%)	10%	40-60		57.1	100%	10%
Capital strength (%)[2]	5%	>10		13.6	100%	5%

Financial	60%					32.5%

Strategy execution	25%	Judgement		n/a	80%	20%
Compliance and reputation	15%	Judgement		n/a	50%	7.5%

Non-financial	40%					27.5%

Promoting HSBC Values	Over- riding test					100%

Total	100%					60%

Result of exercise of Committee’s discretion						49%

1	Pre-tax profit, return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.
2	Capital strength is defined as core tier 1 capital.
3	Specific target not disclosed as deemed to be commercially sensitive.

Rationale

On HSBC values, independent feedback was taken from the Group Chairman, his executive colleagues and other employees in the organisation. Taking this into account as well as its own experience and observation, the Committee concluded that Stuart Gulliver had exhibited strong leadership and personal behaviour in this area and so met the required standard.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

In aggregate, in assessing the calibration of Stuart Gulliver’s 2013 annual incentive against his theoretical maximum opportunity of three times base salary, an overall score of 60% (2012: 52%) of that maximum opportunity was judged to have been achieved. A summary of the assessment and rationale for the conclusions is set out below. Unless otherwise indicated, the figures in parentheses denote the opportunity within the scorecard.

Financial (60% weighting – achieved 32.5%)

An opportunity of 17.5% was available in respect of delivering pre-tax profit improvement against the Board approved target and this was judged to have been fully met with the Committee awarding 100% of the available opportunity (17.5% award). The Committee noted that the Group CEO led the restructuring and reshaping of the Group aggressively to meet the imperative of implementing Global Standards, notwithstanding that in the short to medium term this would hold back attainment of the financial metrics against which he was judged. Additionally, the Group CEO promoted a cautious risk appetite as the Group worked through legacy issues that have impacted the Group in terms of customer redress and impairment charges in prior years.

Return on equity (weighting of 10%) did not meet the target return. The cost efficiency ratio (weighting of 17.5%) also fell outside the target range, in large part attributable to notable items, including customer redress provisions, restructuring costs and other regulatory provisions.

Capital strength (weighting of 5%) and dividend payout (weighting of 10%) remain critically important reflections of financial performance as they encapsulate a number of key factors of importance to shareholders. In essence these elements demonstrate a combination of profit generation, control of capital usage, cash availability at the holding company and regulatory satisfaction with the preceding factors sufficient to support HSBC’s progressive dividend policy. These elements are therefore important indicators of the sustainability of shareholder reward. Reflecting an increased dividend per share, a dividend payout ratio within the target range in 2013 and a strengthened capital position with an improvement in the core tier 1 ratio, the Committee awarded full weighting of these elements of the scorecard.

Non-financial (40% weighting – achieved 27.5%)

An opportunity of 25% in this area related to strategy execution and 80% was judged to have been achieved (20% awarded). Overall, there was significant progress in strategy execution, reflected through growing global business collaboration, maintained leadership in key products and markets, and progress towards HSBC’s digital strategy. There was also progress on effective streamlining and business simplification strategies, which resulted in further disposals and closures, and the run-off of legacy portfolios in the global businesses. The Group CEO led the drive for restructuring and de-risking, including progress towards global implementation of Global Standards and exiting non-core elements of existing businesses.

The final opportunity under non-financial measures (15%) related to compliance and reputation. Minimising the long term impact of regulatory and compliance issues remains a top priority and significant progress was made during the year. Recognising the extensive work during the year to restructure the Global Compliance function, including an increase in headcount of 54%, and the launch of the ‘Driving a Values-led high performance culture’ programme, 50% was judged to have been achieved (7.5% awarded); a full award was not made to reflect the significant work still to be delivered.

This performance assessment resulted in an overall score of 60%.

Notwithstanding this, the Committee subsequently used their discretion to reduce overall variable pay by £1.25m (equivalent to 18.5% of the total annual incentive and GPSP). This adjustment was considered appropriate in the context of overall Group-wide year-over-year profitability and incentive pool funding, Group-wide risk and compliance, market remuneration benchmarks and the remuneration recommendations for the Group CEO’s direct reports. The exercise of discretion by the Committee discretion resulted in a final performance outcome for 2013 of 49%.

Iain Mackay

The same deliberations and assessments with regard to performance and adherence to HSBC Values were undertaken by the Committee with regard to the performance of Iain Mackay.

A summary of the assessment is provided in the following table.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Iain Mackay – Annual assessment

Measure	Weighting	Target		Performance	Assessment	Outcome
Manage global functional costs and full-time equivalent (FTE) employee numbers	30%	Various	[1]	n/a	92%	28%

Financial	30%					28%

Management information and business support	20%	Judgement		n/a	Met
Basel III compliance	15%	Judgement		n/a	Met
Regulation and compliance	15%	Judgement		n/a	Met
Control and governance environment	10%	Judgement		n/a	Met
People	10%	Judgement		n/a	Met

Non-financial	70%			n/a		70%

Promoting HSBC Values	Overriding test					100%

Total	100%					98%

Result of exercise of Committee discretion						51%

1	Specific targets relating to the global function are not disclosed as deemed to be commercially sensitive.

The Committee considered that performance against the financial metric of managing global functional costs and the number of FTE employee numbers (30%) had been partially met, giving an outcome of 28%. The Committee considered that performance against the non-financial targets including management information and business support (20%), Basel III compliance (15%), regulation and compliance (15%), control and governance environment (10%) and people (10%) had been met, giving an outcome of 70%. This performance assessment resulted in an overall score of 98%. However, based on an assessment of overall total compensation, the Committee awarded a discretionary annual incentive equal to an assessment of 51%.1

1	This adjustment was considered appropriate in the context of overall year-over-year Group-wide profitability and incentive pool funding and market remuneration benchmarks.

Awards under the GPSP

Awards to be granted in 2014 in respect of 2013 were assessed against the 2013 long-term scorecard published in the Annual Report and Accounts 2012 and reproduced below.

The performance assessment under the 2013 long-term scorecard took into account achievements under both financial and non-financial objectives, both of which were set within the context of the risk appetite and strategic direction agreed by the Board. Notwithstanding the detail or extent of performance delivery against the objectives, an individual’s eligibility for a GPSP award requires confirmation of adherence to HSBC Values which acts in effect as a gateway to GPSP participation. A summary of the assessment and rationale for the conclusions is set out below.

Awards under the GPSP

Measure	Weighting	Long-term target range	Actual 2013 performance	Assessment	Outcome

Return on equity (%)[1]	15%	12-15	9.8	0%	0%
Cost efficiency ratio (%)[1]	15%	48-52	58.5	0%	0%
Capital strength (%)[1]	15%	>10	13.6	100%	15%
Progressive dividend payout (%)	15%	40-60	57.1	100%	15%

Financial	60%				30%

Strategy execution	20%	Judgement	n/a	80%	16%
Compliance and reputation	10%	Judgement	n/a	50%	5%
Brand equity[2]	5%	Top 3 rating and improved US$value	n/a	100%	5%
People	5%	Judgement	n/a	80%	4%

Non-financial	40%				30%

Total performance outcome	100%				60%

1	See footnotes in ‘Stuart Gulliver – Annual assessment’ table.
2	Based on results from The Brand Finance ® Banking 500 2014 survey.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Rationale

Financial (60% weighting – achieved 30%)

The opportunity of 60% was equally split in 2013 between capital strength, progressive dividend payout, return on equity and cost efficiency ratio.

While the annual assessment also looked at achievement of the same performance elements in 2013, consideration under the long-term plan looked at the sustainability of short-term performance and reflected on whether to recognise progress made towards stated targets where these had not been met in the current year.

The Committee considered favourably the strengthened capital position shown both by the improvement in the year-end core tier 1 ratio and the increase in the estimated end-point position under CRD IV. Having reviewed these factors the Committee awarded the full opportunity (15%).

The Committee noted favourably the projected capacity to maintain a progressive dividend policy which was underpinned by the Group’s strong capital position, its distributable reserves, its cash position and its planning assumptions around future performance. The Committee also reflected upon independent research which included forecasts of dividend paying capacity and discussed with management regulatory interactions around the Group’s capital position. Having considered these factors, it awarded the full opportunity (15%).

Noting that the Group has not yet reached its target return on equity of 12-15%, the Committee deliberated whether to recognise in the GPSP the cumulative progress that has been made in restructuring and reshaping the Group and the achievement of sustainable cost savings ahead of target. The Committee further considered the on-going redeployment of capital from under-performing and exit portfolios to targeted areas of investment which will enhance future returns. There was also debate around the extent to which account should be taken at this stage of the more sustainable revenue streams that are projected to arise through enhanced controls around compliance and financial crime risk. The Committee concluded that while good progress had been made there was still a great deal to do to embed the improvements underway. The Committee also took into account that shareholders still faced continuing uncertainties from an incomplete regulatory reform agenda, from contingent legal risks from on-going matters of note and from continuing significant customer redress costs. As a consequence, the Committee decided not to make any award under this opportunity (15%).

Similarly, under the cost efficiency ratio element of the scorecard the Committee judged that no award could be made under this opportunity (15%).This was despite strong delivery of further sustainable cost savings. The Committee noted that the ratio remained above the target range of 48-52%, and further noted that a notable element of the underperformance related to continuing legal and regulatory fines and penalties and customer redress costs, none of which it could view for the time being as non-recurring.

Non-financial (40% weighting – achieved 30%)

With regard to the execution of strategic priorities laid down by the Board, the Committee reviewed delivery under the programmes for restructuring and de-risking the Group’s businesses. This included, inter alia, the implementation of Global Standards, plans to maintain product leadership and improve digital strategy and steps to enhance global business co-operation and integration. The Committee concluded that it would be an appropriate reflection of management achievement to award 80% of the available opportunity, namely 16%.

With regard to compliance and reputation (10%), minimising the long-term impact of regulatory and compliance issues on the Group’s reputation remains a top priority and the Committee noted further progress made in 2013. The continuing work on restructuring the Global Compliance function, investment in greater compliance and financial crime resources and capabilities, the launch of the ‘Driving a Values-led high performance culture’ programme and continued strengthening of governance were all favourably assessed. Reflecting, however, that there was still much to deliver, the Committee concluded to make a 50% achievement against long-term goals, which resulted in a 5% award in the scorecard.

Brand equity (5%) scored 100% of the available opportunity as independent research recorded that the value of the HSBC brand had increased. The Committee noted that HSBC had retained its status as one of the world’s strongest banking brands, ranking second in The Brand Finance® Banking 500 2014 survey.

In relation to the people aspect of long-term strategy delivery, the Committee looked, inter alia, at progress made in talent development, succession planning and diversity. Recognising the continued progress, the Committee awarded 80% of the available opportunity of 5%, which was 4%. This performance assessment resulted in an overall score of 60%.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

As per Stuart Gulliver’s annual assessment, during its 15 January 2014 meeting the Committee used their discretion to reduce the Group CEO’s overall variable pay by £1.25 million (equivalent to 18.5% of the total annual incentive and GPSP). The result of the Committee discretion was a final performance outcome for 2013 of 49% for the GPSP.

Total pension entitlements

No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension schemes or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for employees is 65.

Scheme interests awarded during the year

The table below sets out the scheme interests awarded to Directors in 2013 (for performance in 2012) as disclosed in the 2012 Directors’ Remuneration Report. No non-executive Directors received scheme interests during the financial year.

Scheme interests awarded during the year

	Type of interest awarded	Basis on which award made	Dates of award	Face value awarded[1] £000	Percentage receivable for minimum performance[2]	Number of shares awarded	Share price on date of grant[1]	End of performance period

Stuart Gulliver	Deferred cash	Annual incentive 2012	11 Mar 2013	585	0%	n/a	n/a	31 Dec 2012
Stuart Gulliver	Restricted shares	Annual incentive 2012	11 Mar 2013	585	0%	79,375	£7.37	31 Dec 2012
Stuart Gulliver	Restricted shares	GPSP 2012	11 Mar 2013	3,000	0%	407,055	£7.37	31 Dec 2012
Iain Mackay	Deferred cash	Annual incentive 2012	11 Mar 2013	404	0%	n/a	n/a	31 Dec 2012
Iain Mackay	Restricted shares	Annual incentive 2012	11 Mar 2013	404	0%	54,874	£7.37	31 Dec 2012
Iain Mackay	Restricted shares	GPSP 2012	11 Mar 2013	1,400	0%	189,959	£7.37	31 Dec 2012

GPSP awards made based on performance up to the financial year end preceding the grant date with no further performance conditions after grant. Vesting occurs five years after grant date and is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the director becomes entitled to on the vesting date are subject to a retention requirement.

1	Share price used is the closing mid-market price on the last working day preceding the date of grant.
2	Awards determined based on performance achieved during the period to 31 December 2012. The overall award level could have been 0% of the maximum opportunity if minimum performance was achieved for the period to 31 December 2012. After grant, awards are subject to service condition and malus provisions.

Summary of performance

HSBC TSR and FTSE100 index

The following graph shows the TSR performance against the FTSE 100 Index for the five-year period ended 31 December 2013. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

Source: Datastream

CEO remuneration

Historical CEO remuneration

The table below summarises the CEO’s single figure remuneration over the past five years together with the outcomes of the respective annual incentive and long term incentive awards.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Historical CEO remuneration

	CEO	Single figure of remuneration	Annual incentive maximum[2]	Annual incentive paid[2]	Long term incentive maximum[3]	Long term incentive paid[3]
		(£000)	(% of salary)	(% of maximum)	(% of salary)	(% of maximum)

2009[1]	Michael Geoghegan	7,580	400%	93.5%	700%	25%
2010[1]	Michael Geoghegan	7,932	400%	81.6%	700%	19%
2011	Stuart Gulliver	8,047	300%	57.5%	600%	50%
2012	Stuart Gulliver	7,521	300%	52.0%	600%	40%
2013	Stuart Gulliver	8,032	300%	49.0%	600%	49%

1	The GPSP was introduced in 2011. Prior to this, values shown relate to awards of Performance Shares under the HSBC Share Plan. Under this plan Performance Share awards vest three years after grant subject to performance conditions of total shareholder return, economic profit and earnings per share, and an over-riding ‘sustained improvement’ judgement by the committee.
2	The 2012 annual incentive figure for Stuart Gulliver used for this table includes 60% of the annual incentive disclosed in the 2012 Directors’ Remuneration Report which was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.
3	Long term incentive awards are shown in the year where the performance period is deemed to be substantially completed. For performance share awards this is at the end of the third financial year following the date of grant (Performance Share awards shown in 2009 and 2010 therefore relate to awards granted in 2007 and 2008 respectively). For GPSP awards this is at the end of the financial year preceding the date of grant (GPSP awards shown in 2011 to 2013 therefore relate to awards granted in 2012 to 2014).

Comparison of Group CEO and all-employee pay

The following table gives a comparison of the changes in Group CEO pay to employees between 2012 and 2013:

Percentage change in remuneration

	Base salary	Benefits[2]		Annual incentive[3]

Group CEO	0.0%	(7.9%	)	(6.0%	)
Employee group[1]	2.1%	1.4%		6.4%

1	Employee group consists of all employees globally, based on costs included in wages and salaries disclosed in financial reports and staff numbers (full-time equivalents averaged over the financial year).
2	Employee group consists of UK employees only (full-time equivalents averaged over the financial year) as it was deemed the most appropriate comparison for the Group CEO given varying local requirements.
3	The 2012 annual incentive figure for Stuart Gulliver used for this table includes the 60% of the annual incentive disclosed in the 2012 Directors’ Remuneration Report which was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate. Employee group consists of all employees globally, based on annual incentive pool less GPSP as disclosed in financial reports and staff numbers (full-time equivalents at the financial year end).

Payments to past directors

No payments were made to past Directors in 2013.

Exit payments made in year

No payments for loss of office were made in 2013 to any person serving as a Director in the year or any previous years.

Directors’ interests in shares

Guidelines

To ensure appropriate alignment with our shareholders, we have shareholding guidelines, expressed as a number of shares, for executive Directors and Group Managing Directors. The Committee considers that material share ownership by senior executives helps align their interests with that of shareholders.

Following a review, the Committee has revised these guidelines as follows:

•	Increased the number of shares executive Directors and Group Managing Directors are expected to hold.

•	Unvested shares will no longer count towards the minimum shareholding under the guidelines.

The new guidelines will come into effect in 2014 and individuals will be expected to build up the following levels of shareholdings:

	Number of shares
	Current guidelines	New guidelines

Group Chairman	400,000	400,000
Group CEO	600,000	750,000
Other executive Directors	200,000	450,000
Group Managing Directors	125,000	250,000

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Individuals will be given five years from 2014 or (if later) their appointment as executive Director or Group Managing Director to build up the recommended levels of shareholding.

HSBC operates an anti-hedging policy for all employees. As part of this all employees are required to certify each year that they have not entered into any personal hedging strategies.

The Committee monitors compliance with the share ownership guidelines annually. The Committee has full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of GPSP and/or an increase in the proportion of the annual variable pay that is deferred into shares.

The shareholdings of all persons who were Directors in 2013 (including the shareholdings of their connected persons) at 31 December 2013 or at the time of their retirement are set out below.

In 2014, the Committee introduced the shareholding guidelines for non-executive Directors, to help align the long-term interests of shareholders and non-executive Directors. Non-executive Directors are expected to build up a shareholding of 15,000 HSBC Holdings plc shares within five years from 2014 or, if later, their appointment as a non-executive Director.

Shares

		At 31 December 2013 or date of retirement
			Scheme interests
	Current			Shares awarded subject to deferral
	shareholding requirement (number)	Total share interests[1] (number)	Share options[2]	without performance conditions[3]	with performance conditions
Executive Directors
Douglas Flint	400,000	442,087	2,016	49,423	–
Stuart Gulliver	600,000	4,885,384	–	2,071,952	82,955
Iain Mackay	200,000	678,831	–	556,352	57,349
Group Managing Directors[4]	125,000	n/a	n/a	n/a	n/a

Non-executive Directors[5]
John Coombe	n/a	23,397	n/a	n/a	n/a
Sir Jonathan Evans	n/a	1,495	n/a	n/a	n/a
Joachim Faber	n/a	10,605	n/a	n/a	n/a
Rona Fairhead	n/a	21,660	n/a	n/a	n/a
Sam Laidlaw	n/a	35,122	n/a	n/a	n/a
John Lipsky	n/a	15,000	n/a	n/a	n/a
Sir Simon Robertson	n/a	9,912	n/a	n/a	n/a

1	For the purposes of our current shareholding guidelines, unvested awards of restricted shares and GPSP awards are included. Under the new guidelines coming into effect in 2014, unvested shares will no longer count towards the expected minimum shareholdings.
2	All share options are unexercised.
3	Includes GPSP awards which are made following an assessment of performance over the relevant period ending on 31 December immediately before the grant date but are subject to a five-year vesting period.
4	All of the Group Managing Directors exceed the expected holdings.
5	Those who were non-executive Directors in 2013 but are not in the list above did not hold any shares as at 31 December 2013, or at the time of their retirement, directly or through any connected persons.

Share options

			Exercisable
	Date of award	Exercise price	from[1]	until	At 1 Jan 2013	Exercised in year	At 31 Dec 2013

Douglas Flint	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	–	–	[2]
Douglas Flint	24 Apr 2012	4.4621	1 Aug 2015	31 Jan 2016	2,016	–	2,016

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 31 December 2013 was £6.62. The highest and lowest market values per ordinary share

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

during the year were £7.70 and £6.47. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Option lapsed on 31 January 2013 following the end of the exercise period.

Shareholder context

The table below shows the advisory vote to approve the 2012 Directors’ Remuneration Report at the Annual General Meeting of HSBC Holdings plc held on 24 May 2013.

	Number of votes cast	For		Against		Withheld

Advisory vote on 2012 Remuneration Report	9,331,516,789	8,304,766,707		1,026,750,082		399,765,100
		(89.0%	)	(11.0%	)

Implementation of remuneration policy in 2014

The table below summarises how each element of pay will be implemented in 2014.

Purpose and link to strategy	Operation and planned changes to policy
Fixed pay
Base salary

Base salary levels for Douglas Flint, Stuart Gulliver and Iain Mackay remain unchanged from their 2013 levels. Following his appointment to executive Director, the base salary for Marc Moses has been set in line with his new role. Base salary levels to apply in 2014 are:

•  Douglas Flint: £1,500,000

•  Stuart Gulliver: £1,250,000

•  Iain Mackay: £700,000

•  Marc Moses: £700,000

Fixed pay allowance[1]

Executive Directors will receive a fixed pay allowance as follows[2]:

•  Douglas Flint: Nil

•  Stuart Gulliver: £1,700,000

•  Iain Mackay: £950,000

•  Marc Moses: £950,000

Fixed pay allowances will be paid in shares. The first delivery of shares as part of the fixed pay allowance for 2014, including those in respect of the first and second quarter, will be in the third quarter of 2014. Thereafter, shares will be awarded and delivered on a quarterly basis in arrears.

The shares will vest immediately but the shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March 2015 and the remaining 80% will be released on or after December 2019.

Pension	No changes proposed. Directors will continue to receive a cash allowance of 50% of salary in lieu of pension entitlements. Pension received by Marc Moses will be bought in line with this policy.
Benefits
Benefits	No changes are proposed to the benefits package for 2014.
Variable pay
Annual incentive[1]

Changes are proposed to the maximum annual incentive opportunity for the 2014 performance year, as part of the rebalancing of fixed pay and variable pay to comply with CRD IV:

•  Maximum variable pay potential is set at 200% of fixed pay. The maximum annual incentive award will be 1/3 of this amount, resulting in a maximum annual incentive of 67% of fixed pay[2].

•  The scorecards to apply are as outlined in the below table.

•  The operation is unchanged and will be as outlined in the ‘Remuneration policy’ table on page 382.

GPSP

Changes are proposed to the maximum opportunity for the 2014 performance year, as part of rebalancing of fixed pay and variable pay to comply with CRD IV:

•  Maximum variable pay potential is set at 200% of fixed pay. The maximum GPSP award will be 2/3 of this amount, resulting in a maximum GPSP of 133% of fixed pay[2].

•  The scorecards to apply are as outlined in the below table.

•  The Group Chairman would be eligible for a GPSP award.

•  The operation is unchanged and will be as outlined in the ‘Remuneration policy’ table on page 383.

1	This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint, who is not eligible for a fixed pay allowance or annual incentive awards.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

2	Award levels for fixed pay allowances and maximum variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If approval is not obtained the fixed pay allowance for 2014 will increase to £3,488,000 for Stuart Gulliver, £1,950,000 for Iain Mackay, and £1,950,000 for Marc Moses. The maximum variable pay award level will be revised to 100% of fixed pay and the annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay, respectively). The requested increase in the cap to 200% would give us the ability to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay.

Annual bonus scorecards

The measures and weightings of the performance measures to apply to the 2014 annual incentive for Stuart Gulliver, Iain Mackay and Marc Moses are given below. Douglas Flint is not included as he will not be eligible for an annual incentive award in the 2014 performance year.

The Committee is of the opinion that the performance targets for the annual incentive are commercially sensitive and that it would be detrimental to the interests of the company to disclose them before the start of the financial year. Subject to commercial sensitivity, the targets will be disclosed after the end of the relevant financial year in that year’s remuneration report.

2014 annual incentive scorecards

Stuart Gulliver		Iain Mackay		Marc Moses
Measures	Weighting	Functional measures linked to	Weighting	Functional measures linked to	Weighting

Underlying pre-tax profit	17.5%	Grow both business and dividends	15%	Grow both business and dividends	20%
Return on equity	10%	Risk and compliance including Global Standards	50%	Risk and compliance including Global Standards	50%
Cost efficiency	17.5%	Streamline processes and procedures	25%	Streamline processes and procedures	20%
Capital	5%
Dividends	10%

Financial	60%	Strategic priorities	90%	Strategic priorities	90%

Strategy execution	20%	People	10%	People	10%
Risk and compliance	20%

Non-financial	40%	People	10%	People	10%

Promoting HSBC Values	Over- riding test	Promoting HSBC Values	Over- riding test	Promoting HSBC Values	Over- riding test

Total	100%	Total	100%	Total	100%
2014 Group GPSP scorecard
Measure			Long-term target range		Weighting

Return on equity			12% – 15%		15%
Cost efficiency ratio			Mid 50s, positive jaws[1]		15%
Capital strength			>10%		15%
Progressive dividend payout			40% – 60%		15%

Financial					60%

Strategy execution			Judgement		20%
Risk and compliance			Judgement		15%
People			Judgement		5%

Non-financial					40%

Total					100%

1	Revenue growth less operating expense growth.

GPSP awards for the Group Chairman will be determined by reference to non-financial and qualitative measures including: monitoring and improving HSBC’s reputation with all stakeholders,

and providing leadership and tone to drive improvement in the Group’s compliance, conduct and behaviour with a view to becoming over time one of the most reliably compliant financial institutions.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Appendix to Directors’ Remuneration Report Additional disclosures

This appendix provides disclosures required under the Hong Kong Ordinances, Hong Kong Listing Rules, Project Merlin agreement, and the US Securities and Exchange Commission Form 20-F disclosures.

Employee Compensation and Benefits

Emoluments of Directors

Set out below are details of emoluments paid to executive Directors for the year ended 31 December 2013.

	Douglas Flint £000	Stuart Gulliver £000	Iain Mackay £000

Basic salaries, allowances and benefits in kind	2,400	2,533	1,136
Pension contributions	–	–	–
Performance-related pay paid or receivable	–	5,500	3,222
Inducements to join paid or receivable	–	–	–
Compensation for loss of office	–	–	–

Total	2,400	8,033	4,358

Total (US$000)	3,752	12,558	6,813

Total 2012 (US$000)	3,771	11,775	6,071

The aggregate amount of Directors emoluments (including both executive Directors and non-executive Directors) for the year ended 2013 was US$27,149,418, including no pension payments. No payments were made in respect of loss of office.

Emoluments of senior management

Set out below are details of emoluments paid to senior management (being executive Directors and Group Managing Directors of HSBC Holdings) for the year ended 31 December 2013 or for the period of appointment as a Director or Group Managing Director.

Emoluments of senior management

Senior management £000

Basic salaries, allowances and benefits in kind	17,369
Pension contributions	458
Performance-related pay paid or receivable	42,318
Inducements to join paid or receivable	-
Compensation for loss of office	-

Total	60,145

Total (US$000)	94,024

The aggregate emoluments of senior management for the year ended 31 December 2013 was US$94,023,875. The emoluments of senior management were within the following bands:
Number senior management

£0 –£1,000,000	1
£1,000,001 – £2,000,000	3
£2,000,001 – £3,000,000	5
£3,000,001 – £4,000,000	5
£4,000,001 – £5,000,000	1
£5,000,001 – £6,000,000	1
£7,000,001 – £8,000,000	1
£8,000,001 – £9,000,000	1

The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for executive Directors and senior management for the year ended 31 December 2013 was US$715,710.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Emoluments of five highest paid employees

Set out below are details of remuneration paid to the five individuals whose emoluments were the highest in HSBC (including two executive Directors and two Group Managing Directors of HSBC Holdings), for the year ended 31 December 2013.

Emoluments of the five highest paid employees

5 highest paid employees £000

Basic salaries, allowances and benefits in kind	6,282
Pension contributions	141
Performance-related pay paid or receivable	22,531
Inducements to join paid or receivable	-
Compensation for loss of office	-

Total	28,954

Total (US$000)	45,263

The emoluments of the five highest paid employees were within the following bands:
Number of 5 highest paid employees

£4,300,001 – £4,400,000	2
£5,000,001 – £5,100,000	1
£7,100,001 – £7,200,000	1
£8,000,001 – £8,100,000	1

Remuneration of eight highest paid senior executives

Set out below are details of the remuneration of the eight highest paid senior executives (including members of the GMB, but not Directors of HSBC Holdings):

	Employee
	1	2	3	4	5	6	7	8
	£000	£000	£000	£000	£000	£000	£000	£000

Fixed
Cash based	650	641	650	650	798	700	650	650

Total fixed	650	641	650	650	798	700	650	650

Annual incentive[1]
Cash	641	353	215	344	296	287	292	288
Non-deferred shares[2]	641	353	215	344	296	287	292	288
Deferred cash[3]	961	529	322	515	444	431	439	433
Deferred shares[3]	961	529	322	515	444	431	439	433

Total annual incentive	3,204	1,764	1,074	1,718	1,480	1,436	1,462	1,442

GPSP
Deferred shares	3,203	1,763	2,148	859	739	718	731	721

Total variable pay	6,407	3,527	3,222	2,577	2,219	2,154	2,193	2,163

Total remuneration	7,057	4,168	3,872	3,227	3,017	2,854	2,843	2,813

US$000
Total remuneration	11,030	6,514	6,052	5,045	4,716	4,464	4,444	4,398

1	Annual incentive in respect of performance year 2013.
2	Awards vested, subject to a six-month retention period.
3	Awards vest over a three year period, 33% vests on the first and second anniversary of grant and 34% on third anniversary of grant.

These pages are intentionally left blank.

408 and 409

HSBC HOLDINGS PLC

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together ‘HSBC’) on pages 417 to 564 which comprise the consolidated balance sheets as of 31 December 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity, for each of the years in the three-year period ended 31 December 2013, including the disclosures marked ‘audited’ within each of the critical accounting policies on pages 72 to 76, the ‘Report of the Directors: Risk’ section on pages 134 to 297, and the ‘Report of the Directors: Capital’ section on pages 299 to 328. We have also audited HSBC’s internal control over financial reporting as of 31 December 2013, based on the framework for Directors’ internal control evaluation contained within Internal control: Revised guidance for directors on the Combined Code (Turnbull Guidance), and the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Assessment of Internal Controls’. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the effectiveness of HSBC’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2013, in conformity with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’) and IFRSs as issued by the International Accounting Standards Board (‘IASB’). Also, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the framework for Directors’ internal control evaluation contained within Internal control: Revised guidance for directors on the Combined Code (Turnbull Guidance), and the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Audit Plc

London, England

24 February 2014

These pages are intentionally left blank.

411 to 415

HSBC HOLDINGS PLC

Financial Statements

Financial Statements and Notes on the Financial Statements

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2013

	Notes	2013 US$m	2012 US$m	2011 US$m

Interest income		51,192	56,702	63,005
Interest expense		(15,653)	(19,030)	(22,343)

Net interest income		35,539	37,672	40,662

Fee income		19,973	20,149	21,497
Fee expense		(3,539)	(3,719)	(4,337)

Net fee income		16,434	16,430	17,160

Trading income excluding net interest income		6,643	4,408	3,283
Net interest income on trading activities		2,047	2,683	3,223

Net trading income		8,690	7,091	6,506

Changes in fair value of long-term debt issued and related derivatives		(1,228)	(4,327)	4,161
Net income/(expense) from other financial instruments designated at fair value		1,996	2,101	(722)

Net income/(expense) from financial instruments designated at fair value	3	768	(2,226)	3,439

Gains less losses from financial investments		2,012	1,189	907
Dividend income		322	221	149
Net earned insurance premiums	4	11,940	13,044	12,872
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd (‘Ping An’)	25	–	7,024	–
Other operating income		2,632	2,100	1,766

Total operating income		78,337	82,545	83,461

Net insurance claims incurred and movement in liabilities to policyholders	5	(13,692)	(14,215)	(11,181)

Net operating income before loan impairment charges and other credit risk provisions		64,645	68,330	72,280

Loan impairment charges and other credit risk provisions	6	(5,849)	(8,311)	(12,127)

Net operating income		58,796	60,019	60,153

Employee compensation and benefits	7	(19,196)	(20,491)	(21,166)
General and administrative expenses		(17,065)	(19,983)	(17,459)
Depreciation and impairment of property, plant and equipment	23	(1,364)	(1,484)	(1,570)
Amortisation and impairment of intangible assets	22	(931)	(969)	(1,350)

Total operating expenses		(38,556)	(42,927)	(41,545)

Operating profit	6	20,240	17,092	18,608

Share of profit in associates and joint ventures	21	2,325	3,557	3,264

Profit before tax		22,565	20,649	21,872

Tax expense	9	(4,765)	(5,315)	(3,928)

Profit for the year		17,800	15,334	17,944

Profit attributable to shareholders of the parent company		16,204	14,027	16,797
Profit attributable to non-controlling interests		1,596	1,307	1,147

		US$	US$	US$

Basic earnings per ordinary share	11	0.84	0.74	0.92
Diluted earnings per ordinary share	11	0.84	0.74	0.91

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of comprehensive income for the year ended 31 December 2013

	2013 US$m	2012 US$m	2011 US$m

Profit for the year	17,800	15,334	17,944

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments[2]	(1,718)	5,070	674
– fair value gains/(losses)	(1,787)	6,396	1,279
– fair value gains transferred to the income statement on disposal	(1,277)	(1,872)	(820)
– amounts transferred to the income statement in respect of impairment losses	286	1,002	583
– income taxes	1,060	(456)	(368)

Cash flow hedges	(128)	109	187
– fair value gains/(losses)	776	552	(581)
– fair value (gains)/losses transferred to the income statement	(894)	(423)	788
– income taxes	(10)	(20)	(20)

Share of other comprehensive income/(expense) of associates and joint ventures	(71)	533	(710)
– share for the year	(35)	311	(710)
– reclassified to income statement on disposal	(36)	222	–

Exchange differences	(1,444)	1,017	(2,865)
– foreign exchange gains reclassified to income statement on disposal of a foreign operation	(290)	(1,128)	–
– other exchange differences	(1,154)	2,145	(2,865)
Income tax attributable to exchange differences	72	–	165
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(458)	(195)	1,009
– before income taxes	(601)	(391)	1,267
– income taxes	143	196	(258)

Other comprehensive income for the year, net of tax	(3,747)	6,534	(1,540)

Total comprehensive income for the year	14,053	21,868	16,404

Total comprehensive income for the year attributable to:
– shareholders of the parent company	12,644	20,455	15,366
– non-controlling interests	1,409	1,413	1,038

	14,053	21,868	16,404

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated balance sheet at 31 December 2013

	Notes	2013 US$m	2012 US$m
Assets

Cash and balances at central banks		166,599	141,532
Items in the course of collection from other banks		6,021	7,303
Hong Kong Government certificates of indebtedness		25,220	22,743
Trading assets	14	303,192	408,811
Financial assets designated at fair value	17	38,430	33,582
Derivatives	18	282,265	357,450
Loans and advances to banks		211,521	152,546
Loans and advances to customers		1,080,304	997,623
Financial investments	19	425,925	421,101
Assets held for sale	25	4,050	19,269
Other assets	25	50,939	54,716
Current tax assets		985	515
Prepayments and accrued income		11,006	9,502
Interests in associates and joint ventures	21	16,640	17,834
Goodwill and intangible assets	22	29,918	29,853
Property, plant and equipment	23	10,847	10,588
Deferred tax assets	9	7,456	7,570

Total assets		2,671,318	2,692,538

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		25,220	22,742
Deposits by banks		129,212	107,429
Customer accounts		1,482,812	1,340,014
Items in the course of transmission to other banks		6,910	7,138
Trading liabilities	26	207,025	304,563
Financial liabilities designated at fair value	27	89,084	87,720
Derivatives	18	274,284	358,886
Debt securities in issue	28	104,080	119,461
Liabilities of disposal groups held for sale	29	2,804	5,018
Other liabilities	29	30,421	33,862
Current tax liabilities		607	1,452
Liabilities under insurance contracts	30	74,181	68,195
Accruals and deferred income		16,185	13,184
Provisions	31	5,217	5,252
Deferred tax liabilities	9	910	1,109
Retirement benefit liabilities	7	2,931	3,905
Subordinated liabilities	32	28,976	29,479

Total liabilities		2,480,859	2,509,409

Equity
Called up share capital	38	9,415	9,238
Share premium account		11,135	10,084
Other equity instruments		5,851	5,851
Other reserves		26,742	29,722
Retained earnings		128,728	120,347

Total shareholders’ equity		181,871	175,242
Non-controlling interests	37	8,588	7,887

Total equity		190,459	183,129

Total equity and liabilities		2,671,318	2,692,538

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of cash flows for the year ended 31 December 2013

	Notes	2013 US$m	2012 US$m	2011 US$m

Cash flows from operating activities
Profit before tax		22,565	20,649	21,872

Adjustments for:
– net gain from investing activities		(1,458)	(2,094)	(1,196)
– share of profits in associates and joint ventures		(2,325)	(3,557)	(3,264)
– gain on disposal of associates, joint ventures, subsidiaries and businesses		(1,173)	(7,024)	–
– other non-cash items included in profit before tax	39	11,995	19,778	19,878
– change in operating assets	39	(148,899)	(116,521)	(7,412)
– change in operating liabilities	39	164,757	89,070	44,012
– elimination of exchange differences[3]		4,479	(3,626)	10,840
– dividends received from associates		694	489	304
– contributions paid to defined benefit plans		(962)	(733)	(1,177)
– tax paid		(4,696)	(5,587)	(4,095)

Net cash generated from/(used in) operating activities		44,977	(9,156)	79,762

Cash flows from investing activities
Purchase of financial investments		(363,979)	(342,974)	(319,008)
Proceeds from the sale and maturity of financial investments		342,539	329,926	311,702
Purchase of property, plant and equipment		(1,952)	(1,318)	(1,505)
Proceeds from the sale of property, plant and equipment		441	241	300
Proceeds from the sale of loan portfolios		6,518	–	–
Net purchase of intangible assets		(834)	(1,008)	(1,571)
Net cash inflow from disposal of US branch network and US cards business		–	20,905	–
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses		2,918	(863)	216
Net cash outflow from acquisition of or increase in stake of associates		(26)	(1,804)	(90)
Proceeds from disposal of Ping An		7,413	1,954	–
Proceeds from disposal of other associates and joint ventures		377	594	25

Net cash generated from/(used in) investing activities		(6,585)	5,653	(9,931)

Cash flows from financing activities
Issue of ordinary share capital		297	594	96

Net sales/(purchases) of own shares for market-making and investment purposes		(32)	(25)	(225)
Net sales/(purchases) of own shares to meet share awards and share option awards		–	–	(136)
Subordinated loan capital issued		1,989	37	7
Subordinated loan capital repaid		(1,662)	(1,754)	(3,777)
Net cash inflow/(outflow) from change in stake in subsidiaries		–	(14)	104
Dividends paid to shareholders of the parent company		(6,414)	(5,925)	(5,014)
Dividends paid to non-controlling interests		(586)	(572)	(568)
Dividends paid to holders of other equity instruments		(573)	(573)	(573)

Net cash used in financing activities		(6,981)	(8,232)	(10,086)

Net increase/(decrease) in cash and cash equivalents		31,411	(11,735)	59,745

Cash and cash equivalents at 1 January		315,308	325,449	274,076
Exchange differences in respect of cash and cash equivalents		(438)	1,594	(8,372)

Cash and cash equivalents at 31 December	39	346,281	315,308	325,449

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the year	–	–	–	16,204	–	–	–	–	16,204	1,596	17,800
Other comprehensive income (net of tax)	–	–	–	(561)	(1,577)	(128)	(1,294)	–	(3,560)	(187)	(3,747)
Available-for-sale investments	–	–	–	–	(1,577)	–	–	–	(1,577)	(141)	(1,718)
Cash flow hedges	–	–	–	–	–	(128)	–	–	(128)	–	(128)
Remeasurement of defined benefit asset/liability	–	–	–	(490)	–	–	–	–	(490)	32	(458)
Share of other comprehensive income of associates and joint ventures	–	–	–	(71)	–	–	–	–	(71)	–	(71)
Exchange differences	–	–	–	–	–	–	(1,294)	–	(1,294)	(78)	(1,372)

Total comprehensive income for the year	–	–	–	15,643	(1,577)	(128)	(1,294)	–	12,644	1,409	14,053

Shares issued under employee remuneration and share plans	60	1,168	–	(931)	–	–	–	–	297	–	297
Shares issued in lieu of dividends and amounts arising thereon[4]	117	(117)	–	2,523	–	–	–	–	2,523	–	2,523
Dividends to shareholders[9]	–	–	–	(9,510)	–	–	–	–	(9,510)	(718)	(10,228)
Tax credit on distributions	–	–	–	42	–	–	–	–	42	–	42
Own shares adjustment	–	–	–	(36)	–	–	–	–	(36)	–	(36)
Cost of share-based payment arrangements	–	–	–	630	–	–	–	–	630	–	630
Income taxes on share-based payments	–	–	–	2	–	–	–	–	2	–	2
Other movements	–	–	–	18	25	(6)	–	–	37	19	56
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(24)	(24)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	15	15

At 31 December	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of changes in equity for the year ended 31 December 2013 (continued)

	2012
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

Profit for the year	–	–	–	14,027	–	–	–	–	14,027	1,307	15,334
Other comprehensive income (net of tax)	–	–	–	321	5,010	108	989	–	6,428	106	6,534
Available-for-sale investments	–	–	–	–	5,010	–	–	–	5,010	60	5,070
Cash flow hedges	–	–	–	–	–	108	–	–	108	1	109
Remeasurement of defined benefit asset/liability	–	–	–	(212)	–	–	–	–	(212)	17	(195)
Share of other comprehensive income of associates and joint ventures				533					533		533
Exchange differences	–	–	–	–	–	–	989	–	989	28	1,017

Total comprehensive income for the year	–	–	–	14,348	5,010	108	989	–	20,455	1,413	21,868

Shares issued under employee remuneration and share plans	119	1,812	–	(1,337)	–	–	–	–	594	–	594
Shares issued in lieu of dividends and amounts arising thereon[4]	185	(185)	–	2,429	–	–	–	–	2,429	–	2,429
Dividends to shareholders[9]	–	–	–	(8,042)	–	–	–	–	(8,042)	(707)	(8,749)
Tax credit on distributions	–	–	–	32	–	–	–	–	32	–	32
Own shares adjustment	–	–	–	2	–	–	–	–	2	–	2
Cost of share-based payment arrangements	–	–	–	988	–	–	–	–	988	–	988
Income taxes on share-based payments	–	–	–	42	–	–	–	–	42	–	42
Other movements	–	–	–	(26)	–	–	–	–	(26)	(20)	(46)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(108)	(108)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	43	–	–	–	–	43	(59)	(16)

At 31 December	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

HSBC HOLDINGS PLC

Financial Statements (continued)

	2011
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

Profit for the year	–	–	–	16,797	–	–	–	–	16,797	1,147	17,944
Other comprehensive income (net of tax)	–	–	–	368	716	190	(2,705)	–	(1,431)	(109)	(1,540)
Available-for-sale investments	–	–	–	–	716	–	–	–	716	(42)	674
Cash flow hedges	–	–	–	–	–	190	–	–	190	(3)	187
Remeasurement of defined benefit asset/liability	–	–	–	1,078	–	–	–	–	1,078	(69)	1,009
Share of other comprehensive income of associates and joint ventures	–	–	–	(710)	–	–	–	–	(710)	–	(710)
Exchange differences	–	–	–	–	–		(2,705)	–	(2,705)	5	(2,700)

Total comprehensive income for the year	–	–	–	17,165	716	190	(2,705)	–	15,366	1,038	16,404

Shares issued under employee share plans	6	90	–	–	–	–	–	–	96	–	96
Shares issued in lieu of dividends and amounts arising thereon[4]	85	(87)	–	2,232	–	–	–	–	2,230	–	2,230
Dividends to shareholders[9]	–	–	–	(7,501)	–	–	–	–	(7,501)	(815)	(8,316)
Tax credit on distributions	–	–	–	128	–	–	–	–	128		128
Own shares adjustment	–	–	–	(361)	–	–	–	–	(361)	–	(361)
Cost of share-based payment arrangements	–	–	–	1,154	–	–	–	–	1,154	–	1,154
Income taxes on share-based payments	–	–	–	21	–	–	–	–	21	–	21
Other movements	–	–	–	(75)	–	–	–	–	(75)	28	(47)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(252)	(252)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	121	121

At 31 December	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2013

	Notes	2013 US$m	2012 US$m
Assets

Cash at bank and in hand:
– balances with HSBC undertakings		407	353
Derivatives	18	2,789	3,768
Loans and advances to HSBC undertakings		53,344	41,675
Financial investments		1,210	1,208
Current tax assets		245	147
Prepayments and accrued income		130	82
Investments in subsidiaries	24	92,695	92,234
Property, plant and equipment		3	3
Deferred tax assets	9	13	14

Total assets		150,836	139,484

Liabilities and equity

Liabilities
Amounts owed to HSBC undertakings		11,685	12,856
Financial liabilities designated at fair value	27	21,027	23,195
Derivatives	18	704	760
Debt securities in issue	28	2,791	2,691
Other liabilities	29	61	30
Current tax liabilities		48	-
Accruals and deferred income		1,266	1,018
Subordinated liabilities	32	14,167	11,907

Total liabilities		51,749	52,457

Equity
Called up share capital	38	9,415	9,238
Share premium account		11,135	10,084
Other equity instruments		5,828	5,828
Other reserves		37,303	37,170
Retained earnings		35,406	24,707

Total equity		99,087	87,027

Total equity and liabilities		150,836	139,484

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of cash flows for the year ended 31 December 2013

	Notes	2013 US$m	2012 US$m

Cash flows from operating activities
Profit before tax		17,725	8,679

Adjustments for:
– non-cash items included in profit before tax	39	74	535
– change in operating assets	39	(10,795)	(4,011)
– change in operating liabilities	39	(1,061)	2,951
– tax received/(paid)		156	(549)

Net cash generated from operating activities		6,099	7,605

Cash flows from investing activities
Net cash outflow from acquisition of or increase in stake of subsidiaries		(665)	(1,973)

Net cash used in investing activities		(665)	(1,973)

Cash flows from financing activities
Issue of ordinary share capital		1,192	1,905
Sales of own shares to meet share awards and share option awards		44	178
Subordinated loan capital issued		1,989	–
Subordinated loan capital repaid		(1,618)	(760)
Debt securities issued		–	2,000
Debt securities repaid		–	(2,420)
Dividends paid		(6,414)	(5,925)
Dividends paid to holders of other equity instruments		(573)	(573)

Net cash used in financing activities		(5,380)	(5,595)

Net increase in cash and cash equivalents		54	37

Cash and cash equivalents at 1 January		353	316

Cash and cash equivalents at 31 December	39	407	353

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnote, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of changes in equity for the year ended 31 December 2013

					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[10] US$m	Available- for-sale fair value reserve US$m	Other paid-in capital[11] US$m	Merger and other reserves[8] US$m	Total share- holders’ equity US$m

At 1 January 2013	9,238	10,084	5,828	24,707	114	1,929	35,127	87,027

Profit for the year	–	–	–	17,882	–	–	–	17,882
Other comprehensive income (net of tax)	–	–	–	–	10	–	–	10
Available-for-sale investments	–	–	–	–	2	–	–	2
Income tax	–	–	–	–	8	–	–	8

Total comprehensive income for the year	–	–	–	17,882	10	–	–	17,892
Shares issued under employee share plans	60	1,168	–	(36)	–	–	–	1,192
Shares issued in lieu of dividends and amounts arising thereon[4]	117	(117)	–	2,523	–	–	–	2,523
Dividends to shareholders[9]	–	–	–	(9,510)	–	–	–	(9,510)
Tax credit on distributions	–	–	–	42	–	–	–	42
Own shares adjustment	–	–	–	222	–	–	–	222
Exercise and lapse of share options	–	–	–	(123)	–	123	–	–
Cost of share-based payment arrangements	–	–	–	49	–	–	–	49
Income taxes on share-based payments	–	–	–	–	–	–	–	–
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–	(350)	–	–	–	(350)

At 31 December 2013	9,415	11,135	5,828	35,406	124	2,052	35,127	99,087

At 1 January 2012	8,934	8,457	5,828	22,115	12	1,710	35,127	82,183

Profit for the year	–	–	–	8,082	–	–	–	8,082
Other comprehensive income (net of tax)	–	–	–	–	102	–	–	102
Available-for-sale investments	–	–	–	–	129	–	–	129
Income tax	–	–	–	–	(27)	–	–	(27)

Total comprehensive income for the year	–	–	–	8,082	102	–	–	8,184
Shares issued under employee share plans	119	1,812	–	(26)	–	–	–	1,905
Shares issued in lieu of dividends and amounts arising thereon[4]	185	(185)	–	2,429	–	–	–	2,429
Dividends to shareholders[9]	–	–	–	(8,042)	–	–	–	(8,042)
Tax credit on distributions	–	–	–	32	–	–	–	32
Own shares adjustment	–	–	–	379	–	–	–	379
Exercise and lapse of share options	–	–	–	(219)	–	219	–	–
Cost of share-based payment arrangements	–	–	–	55	–	–	–	55
Income taxes on share-based payments	–	–	–	10	–	–	–	10
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–	(108)	–	–	–	(108)

At 31 December 2012	9,238	10,084	5,828	24,707	114	1,929	35,127	87,027
Dividends per ordinary share at 31 December 2013 were US$0.48 (2012: US$0.41; 2011: US$0.39).

The accompanying notes on pages 428 to 564 form an integral part of these financial statements1.

For footnotes, see page 427.

HSBC HOLDINGS PLC

Financial Statements (continued)

Footnotes to Financial Statements

1	The ‘Critical accounting policies’ on pages 72 to 76, the audited sections of ‘Risk’ on pages 134 to 297 and the audited sections of ‘Capital’ on pages 298 to 328 are also an integral part of these financial statements.
2	Available-for-sale investments include nil in respect of the investment in Ping An classified as ‘Assets held for sale’ (2012: US$737m).
3	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4	Share premium includes no deduction in respect of issuance costs incurred during the year (2012: nil; 2011: US$2m).
5	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m has been charged against retained earnings.
6	Retained earnings include 85,997,271 (US$915m) of own shares held within HSBC’s Insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2012: 86,394,826 (US$874m); 2011: 98,498,019 (US$1,320m)).
7	Amounts transferred to the income statement in respect of cash flow hedges include a gain of US$223m (2012: US$43m gain; 2011: US$104m gain) taken to ‘Net interest income’ and a gain of US$671m (2012: US$380m gain; 2011: US$893m loss) taken to ‘Net trading income’.
8	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
9	Including distributions paid on preference shares and capital securities classified as equity.
10	Retained earnings include 330,030 (US$5m) (2012: 3,903,901 (US$57m))of own shares held to fund employee share plans.
11	Other paid-in capital arises from the exercise and lapse of share options granted to employees of HSBC Holdings subsidiaries.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU.

At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2013 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

Standards adopted during the year ended 31 December 2013

On 1 January 2013, HSBC adopted the following significant new standards and amendments to standards. The financial effect of these new standards and amendments is insignificant to these consolidated financial statements:

•

IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and amendments to IFRS 10, IFRS 11 and IFRS 12 ‘Transition Guidance’ are required to be applied retrospectively.

•

Under IFRS 10, there is one approach for determining consolidation for all entities, based on the concepts of power, variability of returns and their linkage. This replaces the approach which applied to previous financial statements which emphasised legal control or exposure to risks and rewards, depending on the nature of the entity. HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by exercising its power over the entity.

In accordance with the transitional provisions of IFRS 10, we reviewed the population of investments in entities as at 1 January 2013 to determine whether entities previously consolidated or unconsolidated in accordance with IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC 12 ‘Consolidation – Special Purpose Entities’ changed their consolidation status as a result of applying IFRS 10. The result of this review was that the effect of applying the requirements of IFRS 10 did not have a material effect on these consolidated financial statements. Therefore no restatements are necessary on application of IFRS 10.

IFRS 11 places more focus on the investors’ rights and obligations than on the structure of the arrangement when determining the type of joint arrangement with which HSBC is involved, unlike the previous approach, and introduces the concept of a joint operation. The application of IFRS 11 ‘Joint Arrangements’ did not have a material effect on these consolidated financial statements.

•

IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including for unconsolidated structured entities. The disclosure requirements of IFRS 12 do not require comparative information to be provided for periods prior to initial application. New disclosures are provided in Note 42.

•

IFRS 13 ‘Fair Value Measurement’ establishes a single framework for measuring fair value and introduces new requirements for disclosure of fair value measurements. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application. Disclosures are provided in Notes 15 and 16.

•

Amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’ requires disclosure of the effect or potential effects of netting arrangements on an entity’s financial position. The amendment requires disclosure of recognised financial instruments that are subject to an enforceable master

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

netting arrangement or similar agreement. The amendments have been applied retrospectively. Disclosures are provided in Note 34.

•

The amendments to IAS 19 ‘Employee Benefits’ (‘IAS 19 revised’) are required to be applied retrospectively. The main effect of IAS 19 revised for HSBC is that it replaces the interest cost on the plan liability and expected return on plan assets with a finance cost comprising the net interest on the net defined benefit liability or asset. This finance cost is determined by applying to the net defined benefit liability or asset the same discount rate used to measure the defined benefit obligation. The difference between the actual return on plan assets and the return included in the finance cost component reflected in the income statement is presented in other comprehensive income. The effect of this change is to increase or decrease the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

During 2013, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

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

Disclosures under IFRS 4 ‘Insurance Contracts’ and IFRS 7 ‘Financial Instruments: Disclosures’ concerning the nature and extent of risks relating to insurance contracts and financial instruments have been included in the audited sections of the ‘Report of the Directors: Risk’ on pages 134 to 297.

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ have been included in the audited sections of ‘Report of the Directors: Capital’ on pages 298 to 328.

Disclosures relating to HSBC’s securitisation activities and structured products have been included in the audited section of ‘Report of the Directors: Risk’ on pages 134 to 297.

In accordance with HSBC’s policy to provide disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Report of the Directors goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC provides additional disclosures having regard to the recommendations of the Enhanced Disclosures Task Force (‘EDTF’) report ‘Enhancing the Risk Disclosures of Banks’ issued in October 2012. The report aims to help financial institutions identify areas that investors had highlighted needed better and more transparent information about banks’ risks, and how these risks relate to performance measurement and reporting. The recommendations for disclosure improvement focused on the principal risks faced by the banking industry, and included disclosures about risk governance, capital adequacy, liquidity, funding, credit risk, market risk and other risks. In addition, HSBC follows the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of UK banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses good practice recommendations issued from time to time by relevant regulators and standard setters and will assess the applicability and relevance of such guidance, enhancing disclosures where appropriate.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(d)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, interests in associates, deferred tax assets and provisions for liabilities. See ‘Critical accounting policies’ on pages 72 to 76, which form an integral part of these financial statements.

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

HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. HSBC is considered to have power over an entity when it has existing rights that give it the current ability to direct the relevant activities. For HSBC to have power over an entity, it must have the practical ability to exercise those rights. In the rare situations where potential voting rights exist, these are taken into account if HSBC has the practical ability to exercise those rights.

Where voting rights are not relevant in deciding whether HSBC has power over an entity, the assessment of control is based on all facts and circumstances. Where it is not immediately clear where control rests, an analysis of the purpose and design of the entity, including determining which party has power over the activities which most affect its returns and whether there are any additional rights held that may confer such power, is undertaken.

When assessing whether to consolidate investment funds, HSBC reviews all facts and circumstances to determine whether HSBC, as fund manager, is acting as agent or principal. HSBC is deemed to be a principal, and hence controls and consolidates the funds, when it acts as fund manager and cannot be removed without cause, has variable returns through significant unit holdings and/or a guarantee, and is able to influence the returns of the funds by exercising its power.

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

Entities that are controlled by HSBC are consolidated from the date HSBC gains control and cease to be consolidated on the date HSBC loses control of the entities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC performs a re-assessment of consolidation whenever there is a change in the facts and circumstances determining the control of entities.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications, which is included on the basis of financial statements made up for the twelve months to 30 September. This is equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable. HSBC has taken into account the effect of any significant transactions or events that occurred in the period from 1 October to 31 December that would have a material effect on its results.

Disclosures of interests in unconsolidated structured entities provide information on involvement in these entities which exposes HSBC to variability of returns from the performance of the other entity. Involvement is considered on a case-by-case basis, taking into account the nature of the entity’s activity. This could include holding debt and equity instruments, or the provision of structured derivatives, but excludes involvement that exist only because of typical customer supplier relationships, such as market-making transactions to facilitate secondary trading or senior lending in the normal course of business.

(f)	Future accounting developments

In addition to the projects to complete financial instrument accounting, discussed below, the IASB is continuing to work on projects on insurance and lease accounting which could represent significant changes to accounting requirements in the future.

Amendments issued by the IASB and endorsed by the EU

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

Standards and amendments issued by the IASB but not endorsed by the EU

During 2012 and 2013, the IASB issued various amendments to IFRS that are effective from 1 January 2014 and which are expected to have an insignificant effect on the consolidated financial statements of HSBC.

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement.’ IFRS 9 classification and measurement requirements are to be applied retrospectively but prior periods need not be restated.

In November 2012, the IASB issued proposed amendments to IFRS 9 in respect of classification and measurement. Since the final requirements for classification and measurement are uncertain, it remains impracticable to quantify the effect of IFRS 9 as at the date of the publication of these financial statements.

The second phase in the IASB’s project to replace IAS 39 will address the impairment of financial assets. It is proposed to replace the ‘incurred loss’ approach to the impairment of financial assets carried at amortised cost in IAS 39 with an expected credit loss approach, and require that the expected credit loss approach be applied to other categories of financial instrument, including loan commitments and financial guarantees. The final requirements for impairment of financial assets are expected to be published in 2014.

The third phase of the project addresses general hedge accounting. Macro hedging is not included in the IFRS 9 project and will be considered separately. In November 2013, the IASB issued amendments to IFRS 9 in respect of the general hedge accounting requirements, transition and effective date. As a result of these amendments, it is confirmed that all phases of IFRS 9 (except for changes to the presentation of gains and losses for certain

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

liabilities measured at fair value) must be applied from the same effective date. The IASB has tentatively decided that the effective date is 1 January 2018. The revised hedge accounting requirements are applied prospectively and HSBC is currently assessing the impact they may have on the financial statements.

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

Net income/(expense) from financial instruments designated at fair value includes:

–	all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss, including liabilities under investment contracts;

–	all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value through profit or loss; and

–	interest income, interest expense and dividend income in respect of:

–	financial assets and financial liabilities designated at fair value through profit or loss; and

–	derivatives managed in conjunction with the above,

except for interest arising from debt securities issued by HSBC and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’. (Note 2a).

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

(c)	Operating segments

HSBC has a matrix management structure. HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region and by global business. HSBC considers that geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of the business activities in which HSBC engages, and the economic environments in which it operates. This reflects the importance of geographic factors on business strategy and performance, the allocation of capital resources, and the role of geographical regional management in executing strategy. As a result, HSBC’s operating segments are considered to be geographical regions.

Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted on arm’s length terms and conditions. Shared costs are included in segments on the basis of the actual recharges made. The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of carrying on a business and being headquartered in the UK.

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

The fair value of financial instruments is generally measured by the individual financial instrument. However, in cases where HSBC manages a group of financial assets and financial liabilities according to its net exposure to either market risks or credit risk, HSBC measures the fair value of the group of financial instruments on a net basis, but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRS offsetting criteria as described on page 74.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value are measured in accordance with HSBC’s valuation methodologies, which are described in Notes 15 and 16.

(e)	Cash and cash equivalents

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Loans and advances are reclassified to ‘Assets held for sale’ when their carrying amounts are to be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable (Note 2ab); however, such loans and advances continue to be measured in accordance with the policy described above.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. As it is assessed empirically on a periodic basis the estimated period between a loss occurring and its identification may vary over time as these factors change.

Homogeneous groups of loans and advances

Statistical methods are used to determine impairment losses on a collective basis for homogeneous groups of loans that are not considered individually significant, because individual loan assessment is impracticable. Losses in these groups of loans are recorded on an individual basis when individual loans are written off, at which point they are removed from the group. The methods that are used to calculate allowances on a collective basis are as follows:

–

When appropriate empirical information is available, HSBC utilises roll-rate methodology. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events occurring before the balance sheet date which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. Under this methodology, loans are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency, and ultimately prove irrecoverable. In addition to the delinquency groupings, loans are segmented according to their credit characteristics as described above. In applying this methodology, adjustments are made to estimate the periods of time between a loss event occurring and its discovery, for example through a missed payment, (known as the emergence period) and the period of time between discovery and write-off (known as the outcome period). Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

–

When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a basic formulaic approach based on historical loss rate experience, or a discounted cash flow model. Where a basic formulaic approach is undertaken, the period between a loss occurring and its identification is explicitly estimated by local management, and is typically between six and twelve months.

The inherent loss within each portfolio is assessed on the basis of statistical models using historical data observations, which are updated periodically to reflect recent portfolio and economic trends. When the most recent trends arising from changes in economic, regulatory or behavioural conditions are not fully reflected in the statistical models, they are taken into account by adjusting the impairment allowances derived from the statistical models to reflect these changes as at the balance sheet date.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

In addition, when assessing available-for-sale asset-backed securities (‘ABS’s) for objective evidence of impairment, HSBC considers the performance of underlying collateral and the extent and depth of market price declines. Changes in credit ratings are considered but a downgrade of a security’s credit rating is not, of itself, evidence of impairment. The primary indicators of potential impairment are considered to be adverse fair value movements and the disappearance of an active market for a security. ABS impairment methodologies are described in more detail in ‘Impairment methodologies’ on page 275.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

(k)	Sale and repurchase agreements (including stock lending and borrowing)

When securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to sell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded in ‘Loans and advances to banks’, ‘Loans and advances to customers’ or ‘Trading assets’ as appropriate. The difference between the sale and repurchase price is treated as interest and recognised in net interest income over the life of the agreement for loans and advances to banks and customers. For trading assets, the interest and other fair value movements on the instrument are shown in net trading income.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

(o)	Subsidiaries, associates and joint ventures

HSBC classifies investments in entities which it controls as subsidiaries. Investments in which HSBC, together with one or more parties, has joint control of an arrangement set up to undertake an economic activity are classified as joint ventures. HSBC classifies investments in entities over which it has significant influence, and that are neither subsidiaries nor joint ventures, as associates.

HSBC Holdings’ investments in subsidiaries are stated at cost less any impairment losses. Impairment losses recognised in prior periods are reversed through the income statement if, and only if, there has been a change in the estimates used to determine the recoverable amount of the investment in subsidiary since the last impairment loss was recognised.

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

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only, and key activities are directed by contractual agreement. Structured entities often have restricted activities and a narrow and well defined objective. Examples of structured entities include investment funds, securitisation vehicles and asset backed financings. Involvement with consolidated and unconsolidated structured entities is disclosed in Note 42.

For the purposes of disclosure, HSBC would be considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together the relevant counterparties so that the transaction, which is the purpose of the entity, could occur. This would generally include situations where HSBC initially sets up an entity for a structured transaction. HSBC would not be considered a sponsor once our initial involvement in setting up the structured entity had ceased if we were

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

subsequently involved with the entity only to the extent of providing arm’s length services, for example through the provision of senior lending in the ordinary course of business.

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

Goodwill is allocated to cash-generating units (‘CGU’s) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. HSBC’s cash-generating units are based on geographical regions subdivided by global business. Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of a CGU with its carrying amount. The carrying amount of a CGU is based on the assets and liabilities of each CGU, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use. Value in use is the present value of the expected future cash flows from a cash-generating unit. If the recoverable amount is less than the carrying value, an impairment loss is charged to the income statement. Goodwill is stated at cost less accumulated impairment losses.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the service cost and the net interest on the net defined benefit liability and is presented in operating expenses. Service cost comprises current service cost, past service cost, and gain or loss on settlement.

The past service cost which is charged immediately to the income statement, is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan). A settlement is a transaction that eliminates all further legal and constructive obligations for part or all of the benefits provided under a defined benefit plan, other than a payment of benefits to, or on behalf of, employees that is set out in the terms of the plan and included in the actuarial assumptions.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income.

Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The defined benefit liability recognised on the balance sheet represents the present value of defined benefit obligations reduced by the fair value of plan assets. Any net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

(ab)	Assets held for sale

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

Net income/(expense) from financial instruments designated at fair value

	2013	2012	2011
	US$m	US$m	US$m

Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	3,170	2,980	(933)
– other financial assets designated at fair value	118	83	1,050
– derivatives managed in conjunction with other financial assets designated at fair value	(26)	35	(182)

	3,262	3,098	(65)

– liabilities to customers under investment contracts	(1,237)	(996)	231
– HSBC’s long-term debt issued and related derivatives	(1,228)	(4,327)	4,161
– changes in own credit spread on long-term debt	(1,246)	(5,215)	3,933
– derivatives managed in conjunction with HSBC’s issued debt securities	(3,743)	431	3,165
– other changes in fair value	3,761	457	(2,937)
– other financial liabilities designated at fair value	(39)	(23)	(911)
– derivatives managed in conjunction with other financial liabilities designated at fair value	10	22	23

	(2,494)	(5,324)	3,504

	768	(2,226)	3,439

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

Net income/(expense) arising on HSBC Holdings long-term debt issued and related derivatives

	2013	2012	2011
	US$m	US$m	US$m

Net income/(expense) arising on:
– changes in own credit spread on long-term debt	(695)	(2,260)	1,657
– derivatives managed in conjunction with HSBC Holdings issued debt securities	(1,558)	456	1,368
– other changes in fair value	1,213	(474)	(1,113)

	(1,040)	(2,278)	1,912

4	Net earned insurance premiums

	Non-linked insurance[1]	Linked life insurance	Investment contracts with DPF[2]	Total
	US$m	US$m	US$m	US$m

2013
Gross earned premiums	7,002	3,012	2,384	12,398
– gross written premiums	6,963	3,012	2,384	12,359
– movement in unearned premiums	39	–	–	39

Reinsurers’ share of gross earned premiums	(450)	(8)	–	(458)
– gross written premiums ceded to reinsurers	(427)	(8)	–	(435)
– reinsurers’ share of movement in unearned premiums	(23)	–	–	(23)

	6,552	3,004	2,384	11,940
2012
Gross earned premiums	7,578	3,325	2,699	13,602
– gross written premiums	7,575	3,325	2,699	13,599
– movement in unearned premiums	3	–	–	3

Reinsurers’ share of gross earned premiums	(550)	(8)	–	(558)
– gross written premiums ceded to reinsurers	(512)	(8)	–	(520)
– reinsurers’ share of movement in unearned premiums	(38)	–	–	(38)

	7,028	3,317	2,699	13,044
2011
Gross earned premiums	7,382	2,801	3,155	13,338
– gross written premiums	7,382	2,804	3,155	13,341
– movement in unearned premiums	–	(3)	–	(3)

Reinsurers’ share of gross earned premiums	(458)	(8)	–	(466)
– gross written premiums ceded to reinsurers	(437)	(8)	–	(445)
– reinsurers’ share of movement in unearned premiums	(21)	–	–	(21)

	6,924	2,793	3,155	12,872

1	Includes non-life insurance.
2	Discretionary participation features.

5	Net insurance claims incurred and movement in liabilities to policyholders

	Non-linked insurance[1]	Linked life insurance	Investment contracts with DPF[2]	Total
	US$m	US$m	US$m	US$m

2013
Gross claims incurred and movement in liabilities	6,892	3,379	3,677	13,948
– claims, benefits and surrenders paid	3,014	1,976	2,308	7,298
– movement in liabilities	3,878	1,403	1,369	6,650

Reinsurers’ share of claims incurred and movement in liabilities	(367)	111	–	(256)
– claims, benefits and surrenders paid	(164)	(426)	–	(590)
– movement in liabilities	(203)	537	–	334

	6,525	3,490	3,677	13,692

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Net insurance claims incurred and movement in liabilities to policyholders (continued)

	Non-linked insurance[1]	Linked life insurance	Investment contracts with DPF[2]	Total
	US$m	US$m	US$m	US$m
2012
Gross claims incurred and movement in liabilities	6,900	3,984	3,645	14,529
– claims, benefits and surrenders paid	1,905	1,810	2,525	6,240
– movement in liabilities	4,995	2,174	1,120	8,289

Reinsurers’ share of claims incurred and movement in liabilities	(537)	223	–	(314)
– claims, benefits and surrenders paid	(217)	(681)	–	(898)
– movement in liabilities	(320)	904	–	584

	6,363	4,207	3,645	14,215
2011
Gross claims incurred and movement in liabilities	6,164	2,462	3,005	11,631
– claims, benefits and surrenders paid	2,424	1,129	2,628	6,181
– movement in liabilities	3,740	1,333	377	5,450

Reinsurers’ share of claims incurred and movement in liabilities	(339)	(111)	–	(450)
– claims, benefits and surrenders paid	(245)	(56)	–	(301)
– movement in liabilities	(94)	(55)	–	(149)

	5,825	2,351	3,005	11,181

1	Includes non-life insurance.
2	Discretionary participation features.

6	Operating profit

Operating profit is stated after the following items of income, expense, gains and losses, and loan impairment charges and other credit risk provisions:

	2013	2012	2011
	US$m	US$m	US$m

Income
Interest recognised on impaired financial assets	1,261	1,261	1,604
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	9,799	10,042	11,318
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	3,176	2,897	3,072
Income from listed investments	5,432	5,850	8,283
Income from unlisted investments	6,860	7,677	8,031

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(14,610)	(17,625)	(20,965)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,396)	(1,501)	(1,697)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(171)	(170)	(182)
UK bank levy	(916)	(472)	(570)
Auditors’ remuneration (see Note 8)	(45)	(49)	(51)

Gains/(losses)
Impairment of available-for-sale equity securities	(175)	(420)	(177)
Gains/(losses) recognised on assets held for sale	(729)	485	55
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	178	187	57
Gains on disposal of HSBC Bank (Panama) S.A .	1,107	–	–
Net gains arising from dilution of interest in Industrial Bank and other associates and joint ventures	1,051	–	208

Loan impairment charges and other credit risk provisions	(5,849)	(8,311)	(12,127)
Net impairment charge on loans and advances	(6,048)	(8,160)	(11,505)
Release/(impairment) of available-for-sale debt securities	211	(99)	(631)
Release/(impairment) in respect of other credit risk provisions	(12)	(52)	9

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

7	Employee compensation and benefits

	2013	2012	2011
	US$m	US$m	US$m

Wages and salaries	16,879	17,780	18,923
Social security costs	1,594	1,633	1,754
Post-employment benefits	723	1,078	489

	19,196	20,491	21,166
Average number of persons employed by HSBC during the year
	2013	2012	2011

Europe	75,334	77,204	81,263
Hong Kong	28,540	28,764	30,323
Rest of Asia-Pacific	85,676	88,015	92,685
Middle East and North Africa	9,181	8,645	8,816
North America	22,568	27,396	34,871
Latin America	47,496	54,162	58,026

	268,795	284,186	305,984
Included in ‘Wages and salaries’ above are share-based payments arrangements, as follows: Share-based payments income statement charge
	2013	2012	2011
	US$m	US$m	US$m

Restricted and performance share awards[1]	599	912	1,041
Savings-related and other share award option plans[2]	63	96	121

	662	1,008	1,162

Equity-settled share-based payments	630	988	1,154
Cash-settled share-based payments	32	20	8

1	Restricted share awards include awards granted under the Group Performance Share Plan (‘GPSP’).
2	Includes US$1m relating to the HSBC International Employee Share Purchase Plan. This new broad-based employee plan was launched in Hong Kong in September 2013.

The above ‘Share-based payments income statement charge’ includes US$542m (2012: US$837m; 2011: US$974m) relating to deferred share awards. These awards are generally granted to employees early in the year following the year to which the award relates. The charge for these awards is recognised from the start of the period to which the service relates to the end of the vesting period. The vesting period is the period over which the employee satisfies certain service conditions in order to become entitled to the award. Due to the staggered vesting profile of certain deferred share awards, the employee becomes entitled to a portion of the award on an annual basis during the vesting period. The income statement charge reflects this vesting profile.

In addition, ‘Wages and salaries’ also includes US$154m (2012: US$111m; 2011: US$88m) in respect of deferred cash awards for current and prior performance years. The reconciliation of total incentive awards (both deferred and non-deferred) to income statement charge is as follows:

Reconciliation of total incentive awards granted to incentive awards in employee compensation and benefits

	2013	2012	2011
	US$m	US$m	US$m

Total incentive awards approved and granted for the current year[1]	3,920	3,689	3,966
Less: deferred bonuses awarded for the current year but not amortised	(436)	(355)	(369)

Total incentives awarded and recognised in the current year	3,484	3,334	3,597
Current year charges for deferred bonuses from previous years	427	671	897
Other[2]	(164)	(28)	(261)

Total incentive awards for the current year included in employee compensation and benefits	3,747	3,977	4,233

1	This represents the amount of the Group variable pay pool that has been approved and granted. The total amount of Group variable pay pool approved by the Group Remuneration Committee is disclosed in the Directors’ Remuneration Report on page 380.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

2	This mainly comprises incentive awards paid to employees acting as selling agents, which form an integral part of the effective interest of a financial instrument, recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

The following table identifies the charge recognised in the current year, or expected to be recognised in future years, in relation to deferred bonus awards from the current year and prior year bonus pools.

Income statement charge for current and prior year bonus pools

	Current year bonus pool[1]	Prior year bonus pools	Total
	US$m	US$m	US$m

2013
Charge recognised in 2013	269	427	696
Deferred share awards	188	354	542
Deferred cash awards	81	73	154

Charge expected to be recognised in 2014 or later	436	306	742
Deferred share awards	356	259	615
Deferred cash awards	80	47	127

2012
Charge recognised in 2012	277	671	948
Deferred share awards	224	613	837
Deferred cash awards	53	58	111

Charge expected to be recognised in 2013 or later	355	376	731
Deferred share awards	315	335	650
Deferred cash awards	40	41	81

2011
Charge recognised in 2011	165	897	1,062
Deferred share awards	131	843	974
Deferred cash awards	34	54	88

Charge expected to be recognised in 2012 or later	369	731	1,100
Deferred share awards	289	652	941
Deferred cash awards	80	79	159

1	Current year bonus pool relates to the bonus pool declared for the reporting period (2013 for the current year, 2012 for the 2012 comparatives and 2011 for the 2011 comparatives).

Share-based payments

HSBC share awards

Award	Policy	Purpose

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Movement on HSBC share awards

	Restricted share awards[1]
	2013	2012
	Number (000s)	Number (000s)

Outstanding at 1 January	165,589	262,241
Additions during the year	59,261	107,928
Released in the year	(99,820)	(193,692)
Forfeited in the year	(8,098)	(10,888)

Outstanding at 31 December	116,932	165,589

Weighted average fair value of awards granted (US$)	10.95	8.93

1	Restricted share awards include awards granted under the Group Performance Share Plan (‘GPSP’).

HSBC share option plans

Main plans	Policy	Purpose

Savings-related share option plans

•   Two plans: the UK plan and the International Plan. The last grant of options under the International Plan was in 2012.

•   Eligible employees save up to £250 per month (or for options granted prior to 2013, the equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares.

•   Exercisable within six months following either the third or fifth anniversaries of the commencement of a three-year or five-year contract, respectively, (or for options granted prior to 2013, three months following the first anniversary of the commencement of a one-year savings contract).

•   The exercise price is set at a 20% (2012: 20%) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan prior to 2013 where a 15% discount was applied).

• To align the interests of all employees with the creation of shareholder value.

HSBC Holdings Group share option plan	• Plan ceased in May 2005. • Exercisable between third and tenth anniversaries of the date of grant.	• Long-term incentive plan between 2000 and 2005 during which certain HSBC employees were awarded share options.

The table on page 456 shows the movement on HSBC share option plans during the year.

Calculation of fair values

The fair values of share options at the date of grant of the option are calculated using a Black-Scholes model.

The fair value of a share award is based on the share price at the date of the grant.

Significant weighted average assumptions used to estimate the fair value of options granted

	Savings-related share option plans
	1-year plan	3-year plans	5-year plans
2013
Risk-free interest rate[1] (%)	n/a	0.91	1.73
Expected life (years)	n/a	3	5
Expected volatility[2] (%)	n/a	20	20
Share price at grant date (£)	n/a	6.89	6.89

2012
Risk-free interest rate[1] (%)	0.4	0.6	1.2
Expected life (years)	1	3	5
Expected volatility[2] (%)	25	25	25
Share price at grant date (£)	5.46	5.46	5.46

2011
Risk-free interest rate[1] (%)	0.8	1.7	2.5
Expected life (years)	1	3	5
Expected volatility[2] (%)	25	25	25
Share price at grant date (£)	6.37	6.37	6.37

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

1	The risk-free rate was determined from the UK gilts yield curve. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC Holdings ordinary shares of similar maturity to those of the employee options.

The expected US dollar denominated dividend yield was determined to be 4.5% per annum in line with consensus analyst forecasts (2012: 5.0%; 2011: 4.5%).

HSBC subsidiary company share option plans

There are employee share option plans relating to HSBC Bank Bermuda as a result of the acquisition of this entity.

Options granted prior to public announcement of the acquisition vested on acquisition and are not included in the table below. Full details of the options under these plans that lapsed during 2013 can be found in Note 38. There were no options outstanding under these plans as at 31 December 2013.

Movement on HSBC share option plans

	Savings-related share option plans		HSBC Holdings Group share option plan
	Number (000s)	WAEP[1] £	Number (000s)	WAEP[1] £
2013
Outstanding at 1 January	112,752	4.04	87,173	6.94
Granted during the year[2]	8,679	5.47	–	–
Exercised during the year[3]	(17,968)	4.56	(17,595)	6.21
Expired during the year	(9,703)	4.47	(14,552)	4.21

Outstanding at 31 December	93,760	4.04	55,026	7.23

At 31 December 2013
Exercise price range (£):
3.00 – 4.50	76,091		–
4.51 – 6.00	17,669		–
6.01 – 7.50	–		54,744
7.51 – 7.96	–		282
Of which exercisable	873		55,026
Weighted average remaining contractual life (years)	1.80		0.45

2012
Outstanding at 1 January	153,465	3.80	120,792	7.02
Granted during the year[2]	44,868	4.44	–	–
Exercised during the year[3]	(63,954)	3.47	(1,606)	6.02
Expired during the year	(21,627)	4.82	(32,013)	7.29

Outstanding at 31 December	112,752	4.04	87,173	6.94

At 31 December 2012
Exercise price range (£):
3.00 – 4.50	95,333		–
4.51 – 6.00	16,129		–
6.01 – 7.50	1,290		82,278
7.51 – 9.29	–		4,895
Of which exercisable	4,538		87,173
Weighted average remaining contractual life (years)	2.26		1.11

1	Weighted average exercise price.
2	The weighted average fair value of options granted during the year was US$2.98 (2012: US$1.63).
3	The weighted average share price at the date the options were exercised was US$10.86 (2012: US$8.78) and US$10.93 (2012: US$9.00) for the savings-related share option plans and HSBC Holdings Group share option plan, respectively.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Post-employment benefit plans

Income statement charge

	2013 US$m	2012 US$m	2011 US$m

Defined benefit pension plans	54	427	(172)
– HSBC Bank (UK) Pension Scheme	(312)	169	(428)
– other plans	366	258	256

Defined contribution pension plans	597	599	626

	651	1,026	454
Defined benefit healthcare plans	67	49	32
Defined contribution healthcare plans	5	3	3

	723	1,078	489

Net assets/(liabilities) recognised on balance sheet in respect of defined benefit plans

	2013 US$m	2012 US$m
Defined benefit pension plans
HSBC Bank (UK) Pension Scheme	2,036	2,617
– fair value of plan assets	31,665	29,092
– present value of defined benefit obligations	(29,629)	(26,475)

Other plans	(1,911)	(2,585)
– fair value of plan assets	8,957	9,015
– present value of defined benefit obligations	(10,838)	(11,581)
– effect of limit on plan surpluses	(30)	(19)

	125	32

Defined benefit healthcare plans
– fair value of plan assets	190	189
– present value of defined benefit obligations	(1,106)	(1,280)

	(916)	(1,091)

Fair value of plan assets	40,812	38,296
Present value of defined benefit obligations	(41,573)	(39,336)
Effect of limit on plan surpluses	(30)	(19)

	(791)	(1,059)
Total employee benefit liabilities	(2,931)	(3,905)
Total employee benefit assets	2,140	2,846

Cumulative actuarial gains/(losses) recognised in other comprehensive income

	2013 US$m	2012 US$m	2011 US$m

At 1 January	(3,844)	(3,453)	(4,720)

HSBC Bank (UK) Pension Scheme	(1,524)	208	1,945
Other plans	796	(440)	(642)
Healthcare plans	143	(154)	(61)
Change in the effect of limit on plan surpluses[1]	(16)	(5)	25

Total actuarial gains/(losses) recognised in other comprehensive income	(601)	(391)	1,267

At 31 December[2]	(4,445)	(3,844)	(3,453)

1	Excludes exchange gain of US$5m (2012: US$4m loss; 2011: US$4m loss).
2	Includes cumulative movements related to the limit on plan surpluses. This limit was US$30m at 31 December 2013 (2012: US$19m; 2011: US$18m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC pension plans

	2013	2012	2011

Number of plans worldwide	216	225	230

	%	%	%

Percentage of HSBC employees:
– enrolled in defined contribution plans	64	62	64
– enrolled in defined benefit plans	23	23	25

– covered by HSBC pension plans	87	85	89

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

At 31 December 2013, the present values of the defined benefit obligations of The HSBC Bank (UK) Pension Scheme was US$29,629m (2012: US$26,475m), The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme was US$1,326m (2012:US$1,476m) and the HSBC North America (US) Retirement Income Plan was US$3,892m (2012: US$4,374m). These defined benefit pension plans covered 12% of HSBC’s employees and represented 84% of the Group’s present value of defined benefit obligations. The Pension Risk section on page 260 and the Appendix to Risk on page 266 contain details about the characteristics and risks and amount, timing and uncertainty of future cash flows and policies and practices associated with these three schemes.

The determinations described in the Pension Risk section on page 260 for actuarial funding valuation purposes are based on different methods and assumptions from those used for financial reporting purposes, and as a result should neither be compared nor related to other determinations included in these financial statements. There is no actuarial deficit in the Principal plan.

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

At 31 December 2013, the present value of the defined benefit obligation of HSBC’s healthcare benefit plans was US$1,106m (2012: US$1,280m). In aggregate, healthcare benefit plans comprised 3% of HSBC’s present value of defined benefit obligations.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit liability
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net defined benefit liability
At 1 January 2013	29,092	9,015	(26,475)	(11,581)	–	(19)	2,617	(2,585)
Current service cost	–	–	(259)	(249)	–	–	(259)	(249)
Past service cost and gains/(losses) from settlements	–	(3)	438	(41)	–	–	438	(44)
– plan amendments	–	–	438	–	–	–	438	–
– curtailments	–	–	–	7	–	–	–	7
– settlements[1]	–	(3)	–	14	–	–	–	11
– past service cost and gains and losses from settlement occurring together	–	–	–	(62)	–	–	–	(62)

Service cost	–	(3)	179	(290)	–	–	179	(293)

Net interest income/(cost) on the net defined benefit liability	1,260	156	(1,127)	(229)	–	–	133	(73)
Remeasurement effects recognised in other comprehensive income	817	21	(2,341)	775	–	(16)	(1,524)	780
– return on plan assets (excluding interest income)	817	21	–	–	–	–	817	21
– actuarial gains/(losses) from changes in demographic assumptions	–	–	159	(95)	–	–	159	(95)
– actuarial gains/(losses) from changes in financial assumptions	–	–	(2,453)	829	–	–	(2,453)	829
– actuarial gains/(losses) from experience	–	–	(47)	41	–	–	(47)	41
– changes in the effect of limit on plan surpluses[2]	–	–	–	–	–	(16)	–	(16)

Exchange differences	766	(59)	(740)	23	–	5	26	(31)
Contributions by HSBC	605	336	–	–	–	–	605	336
– normal	399	274	–	–	–	–	399	274
– special	206	62	–	–	–	–	206	62

Contributions by employees	38	17	(38)	(17)	–	–	–	–
Benefits paid	(876)	(513)	876	452	–	–	–	(61)
Administrative costs and taxes paid by plan	(37)	(13)	37	13	–	–	–	–
Disposals	–	–	–	16	–	–	–	16

At 31 December 2013	31,665	8,957	(29,629)	(10,838)	–	(30)	2,036	(1,911)

Retirement benefit liabilities recognised on the balance sheet							–	(2,015)
Retirement benefit assets recognised on the balance sheet (within ‘Other assets’)							2,036	104
Present value of defined benefit obligation relating to:
– actives			(8,896)	(5,465)
– deferreds			(8,358)	(2,144)
– pensioners			(12,375)	(3,229)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Net asset/(liability) under defined benefit pension plans (continued)

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit liability
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net defined benefit liability[3]	26,604	8,232	(24,367)	(10,659)	–	(18)	2,237	(2,445)
At 1 January 2012
Current service cost	–	–	(236)	(310)	–	–	(236)	(310)
Past service cost and gains/(losses) from settlements	–	(16)		(14)	–	–	–	(30)
– plan amendments	–	–	–	(51)	–	–	–	(51)
– curtailments	–	–	–	11	–	–	–	11
– settlements[1]	–	(16)	–	26	–	–	–	10
– past service cost and gains and losses from settlement occurring together	–	–	–	–	–	–	–	–

Service cost	–	(16)	(236)	(334)	–	–	(236)	(340)

Net interest income/(cost) on the net defined benefit liability	1,245	486	(1,178)	(404)	–	–	67	82
Remeasurement effects recognised in other comprehensive income	680	410	(472)	(850)	–	(5)	208	(445)
– return on plan assets (excluding interest income)	680	410	–	–	–	–	680	410
– actuarial gains/(losses) from changes in demographic assumptions	–	–	(612)	(160)	–	–	(612)	(160)
– actuarial gains/(losses) from changes in financial assumptions	–	–	(740)	(746)	–	–	(740)	(746)
– actuarial gains/(losses) from experience	–	–	880	56	–	–	880	56
– changes in the effect of limit on plan surpluses[2]	–	–	–	–	–	(5)		(5)

Exchange differences	1,195	38	(1,092)	(66)	–	4	103	(24)
Contributions by HSBC	238	475	–	–	–	–	238	475
– normal	238	191	–	–	–	–	238	191
– special	–	284	–	–	–	–	–	284

Contributions by employees	37	20	(36)	(21)	–	–	1	(1)
Benefits paid	(876)	(618)	875	731	–	–	(1)	113
Administrative costs and taxes paid by plan	(31)	(12)	31	12	–	–	–	–
Disposals	–	–	–	–	–	–	–	–

At 31 December 2012	29,092	9,015	(26,475)	(11,581)	–	(19)	2,617	(2,585)

Retirement benefit liabilities recognised on the balance sheet							–	(2,814)
Retirement benefit assets recognised on the balance sheet (within ‘Other assets’)							2,617	229

Present value of defined benefit obligation relating to:
– actives			(7,625)	(5,572)
– deferreds			(7,094)	(2,290)
– pensioners			(11,756)	(3,719)

1	(Gains) and losses from settlements arise as the difference between assets distributed and liabilities extinguished on settlements.
2	IAS 19 discloses how the maximum economic benefit available under the effect of the asset ceiling was determined, i.e. are benefits available in the form of refunds, reductions in future contributions or a combination of both.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

3	On transition to IAS 19 Revised, unrecognised past service cost of US$19m at 31 December 2012 has been recognised as an actuarial experience gain.

HSBC expects to make US$655m of contributions to defined benefit pension plans during 2014. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans

	2014	2015	2016	2017	2018	2019-2023
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme[1]	995	1,028	1,063	1,098	1,134	6,424
Other plans[1]	524	523	542	585	613	3,530

1	The duration of the defined benefit obligation is 19.5 years for the HSBC Bank (UK) Pension Scheme under the disclosure assumptions adopted (2012: 19.3 years) and 13.7 years for all other plans combined (2012: 14.6 years).

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

Total (income)/expense recognised in the income statement in ‘Employee compensation and benefits’

	2013	2012
	US$m	US$m
Defined benefit pension plans
Current service cost	458	503
Net interest income on the net defined benefit asset/liability	(60)	(149)
Past service cost and (gains)/losses on settlements	(394)	30
Administrative costs and taxes paid by plan[1]	50	43

	54	427
Defined benefit healthcare plans	67	49

Total (income)/expense	121	476

1	Amounts previously disclosed within ‘Current service cost’ disclosed separately under the requirements of IAS 19 revised.

In 2013, following consultation on various employee benefit proposals, HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section (‘DBS’) would cease with effect from 30 June 2015. As a result, defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI) but all active members of the DBS will become members of the Defined Contribution Section from 1 July 2015. As part of these amendments, the HSBC Bank (UK) Pension Scheme (‘the Scheme’) will cease to deliver ill-health benefits to active members of the DBS and these benefits will, instead, be covered via insurance policies from 1 January 2015, consistent with other UK employees. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m, recorded in ‘Past service cost and (gains)/losses on settlements’ in the table above.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair value of plan assets by asset classes

	31 December 2013				31 December 2012
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
HSBC Bank (UK) Pension Scheme
Fair value of plan assets	31,665	26,520	5,145	2,827	29,092	22,441	6,651	5,226
Equities	4,655	3,667	988	–	3,899	3,899	–	–
Bonds	17,708	17,708	–	–	13,868	13,868	–	–
Contractually linked instruments	2,936	2,936	–	–	1,582	1,582	–	–
Property	1,330	–	1,330	–	1,425	–	1,425	–
Derivatives	2,827	–	2,827	2,827	5,226	–	5,226	5,226
Other	2,209	2,209	–	–	3,092	3,092	–	–

Other plans
Fair value of plan assets	8,957	7,731	1,226	574	9,021	8,359	662	640
Equities	2,854	2,789	65	14	2,688	2,688	–	20
Bonds	4,892	4,409	483	9	4,963	4,963	–	–
Contractually linked instruments	3	–	3	–	–	–	–	–
Property	104	36	68	–	108	–	108	–
Derivatives	399	–	399	399	328	–	328	328
Other	705	497	208	152	934	708	226	292

1	This column shows equities, bonds and contractually linked instruments issued by HSBC, property used by HSBC and derivatives entered into with HSBC.

The fair value of plan assets included derivatives entered into with HSBC Bank plc by the HSBC Bank (UK) Pension Scheme and the HSBC International Staff Retirement Benefits Scheme with positive fair values of US$2,827m at 31 December 2013 (2012: US$5,226m) and US$399m (2012: US$328m), respectively. Further details of these swap arrangements are included in Note 44.

The actual return on plan assets for the year ended 31 December 2013 was a positive return of US$2,254m (2012: positive US$2,784m).

Post-employment defined benefit plans’ principal actuarial financial assumptions

The present value of the defined benefit pension obligations disaggregated by the nature of the benefits provided.

	2013			2012
	Final salary		Cash	Final salary		Cash
	pension	lump sum	balance	pension	lump sum	balance

HSBC Bank (UK) Pension Scheme	25,970	3,659	–	23,430	3,045	–
Hong Kong	–	1,362	–	–	1,476	–
US	3,423	233	236	3,781	318	275

The principal actuarial financial assumptions used to calculate the Group’s obligations for the largest defined benefit pension plans at 31 December for each year, and used as the basis for measuring periodic costs under the plans in the following years, were as follows:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Principal actuarial assumptions

	Discount rate	Inflation rate	Rate of increase for pensions[1]	Rate of pay increase	Interest credit rate
	%	%	%	%	%

At 31 December 2013
UK2	4.45	3.60	3.30	4.10	n/a
Hong Kong	2.15	n/a	n/a	4.00	n/a
US	4.80	2.50	n/a	n/a	4.75

At 31 December 2012
UK2	4.50	3.10	2.90	3.60	n/a
Hong Kong	0.60	n/a	n/a	4.00	n/a
US	3.95	2.50	n/a	2.75	4.75

At 31 December 2011
UK2	4.80	3.20	3.10	3.70	n/a
Hong Kong	1.47	n/a	n/a	5.00	n/a
US	4.60	2.50	n/a	2.75	4.75

1	Rate of increase for pensions in payments and deferred pensions (except for the UK).
2	Rate of increase for pensions in the UK is for pensions in payment only, capped at 5%. Deferred pensions are projected to increase in line with the CPI, capped at 5%. For 2010, deferred pensions were projected to increase in line with the RPI, capped at 5%.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations. In countries where there is not a deep market in corporate bonds, government bond yields are used. The yield curve is extrapolated when the term of the liabilities is longer than the duration of available bonds, in which case the discount rate takes into account the term of the liabilities and the shape of the yield curve. When determining the discount rate with reference to a bond index, an appropriate index for the specific region is used.

Mortality tables and average life expectancy at age 65

	Mortality table	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:
		Aged 65	Aged 45	Aged 65	Aged 45

At 31 December 2013
UK	SAPS S1[1]	23.6	25.2	24.9	26.8
Hong Kong[2]	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	21.2	23.2	23.3	25.1

At 31 December 2012
UK	SAPS S1[1]	23.9	25.6	25.4	27.7
Hong Kong[2]	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	21.1	23.1	23.2	25.0

1	SAPS S1 with Continuous Mortality Investigation 2013 improvements (2012:2011improvements) and a 1.25% long-term allowance improvement. Light table with 1.01 rating for male pensioners and 1.02 rating for female pensioners.
2	The significant plans in Hong Kong are lump sum plans which do not use a post-retirement mortality table.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal defined benefit pension plan:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The effect of changes in key assumptions on the principal plan

	HSBC Bank (UK) Pension Scheme
	2013	2012
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase	(1,352)	(1,191)
Change in pension obligation at year end from a 25bps decrease	1,450	1,275
Change in 2014 pension cost from a 25bps increase	(83)	(78)
Change in 2014 pension cost from a 25bps decrease	79	76

Rate of inflation
Change in pension obligation at year end from a 25bps increase	994	881
Change in pension obligation at year end from a 25bps decrease	(1,137)	(842)
Change in 2014 pension cost from a 25bps increase	53	48
Change in 2014 pension cost from a 25bps decrease	(68)	(47)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase	1,301	719
Change in pension obligation at year end from a 25bps decrease	(1,225)	(692)
Change in 2014 pension cost from a 25bps increase	66	36
Change in 2014 pension cost from a 25bps decrease	(64)	(34)

Rate of pay increase
Change in pension obligation at year end from a 25bps increase	212	175
Change in pension obligation at year end from a 25bps decrease	(205)	(173)
Change in 2014 pension cost from a 25bps increase	15	15
Change in 2014 pension cost from a 25bps decrease	(15)	(13)

Mortality
Change in pension obligation from each additional year of longevity assumed	712	663
The effect of changes in the discount rate and in mortality rates on plans other than the principal plan
	Other plans
	2013	2012
	US$m	US$m

Change in defined benefit obligation at year-end from a 25bps increase in discount rate	(364)	(379)
Change in 2014 pension cost from a 25bps increase in discount rate	(18)	(17)
Increase in defined benefit obligation from each additional year of longevity assumed	207	174

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2013 amounted to US$542m (2012: US$439m). The average number of persons employed by HSBC Holdings during 2013 was 1,525 (2012: 1,323).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefits Scheme. HSBC Holdings pays contributions to such plans for its own employees in accordance with the schedules of contributions determined by the Trustees of the plan and recognises these contributions as an expense as they fall due.

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with the Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 were:

	2013	2012	2011
	US$000	US$000	US$000

Fees	4,027	5,435	5,108
Salaries and other emoluments	9,488	10,316	12,906
Annual incentives	7,357	13,983	12,516

Total	20,872	29,734	30,530

Vesting of long-term incentive awards	–	5,733	2,596

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

In addition, there were payments under retirement benefit agreements with former Directors of US$1,198,744 (2012: US$1,171,796). The provision at 31 December 2013 in respect of unfunded pension obligations to former Directors amounted to US$19,729,103 (2012: US$19,285,971).

During the year, aggregate contributions to pension schemes in respect of Directors were nil (2012: US$29,078).

Discretionary annual incentives for Directors are based on a combination of individual and corporate performance and are determined by the Group Remuneration Committee. Details of Directors’ remuneration, share options and awards under the HSBC Share Plan and HSBC Share Plan 2011 are included in the ‘Directors’ Remuneration Report’ on page 378 to 407.

8	Auditors’ remuneration

	2013	2012	2011
	US$m	US$m	US$m

Audit fees payable to KPMG[1]	43.4	47.2	48.8
Audit fees payable to non-KPMG entities	1.1	1.4	1.9

Total auditors’ remuneration	44.5	48.6	50.7

1  Fees payable to KPMG for HSBC Holdings’ statutory audit and audit of HSBC’s subsidiaries, pursuant to legislation.

The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

Fees payable by HSBC to KPMG

	2013	2012	2011
	US$m	US$m	US$m

Fees for HSBC Holdings’ statutory audit[1]	12.9	13.2	12.7
– relating to current year	12.6	12.8	12.4
– relating to prior year	0.3	0.4	0.3

Fees for other services provided to HSBC	67.5	67.3	74.4
Audit of HSBC’s subsidiaries[2]	30.5	34.0	36.1
Audit-related assurance services[3]	27.4	23.6	25.7
Taxation-related services:
– taxation compliance services	1.3	2.1	2.8
– taxation advisory services	1.3	1.3	1.5
Other assurance services	0.5	1.1	1.3
Other non-audit services[4]	6.5	5.2	7.0

Total fees payable	80.4	80.5	87.1

1	Fees payable to KPMG for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They include amounts payable for services relating to the consolidation returns of HSBC Holdings’ subsidiaries which are clearly identifiable as being in support of the Group audit opinion. Until 2012, these fees were included in ‘Fees for other services provided to HSBC’. Comparative information has been updated accordingly. The adjustment reduced ‘Fees for other services provided to HSBC’ and increased ‘Fees for HSBC Holdings’ statutory audit’ by US$10.5m in 2011. There was no effect on basic or diluted earnings per share following the change.
2	Fees payable for the statutory audit of the financial statements of HSBC’s subsidiaries.
3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews.
4	Including valuation and actuarial services, translation services, ad-hoc accounting advice, review of financial models, advice on IT security and business continuity, corporate finance transactions and performing agreed-upon IT testing procedures.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, services related to litigation and recruitment and remuneration.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fees payable by HSBC’s associated pension schemes to KPMG

	2013	2012	2011
	US$000	US$000	US$000

Audit of HSBC’s associated pension schemes	379	256	248
Audit related assurance services	5
Taxation-related services	–	–	11
– taxation advisory services	–	–	11

Total fees payable	384	256	259

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: audit related assurance services, internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.

In addition to the above, KPMG estimate they have been paid fees of US$5.3m (2012: US$3.3m; 2011: US$8.6m) by parties other than HSBC but where HSBC is connected with the contracting party and may therefore be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the HSBC Group.

9	Tax

Tax expense

	2013	2012	2011
	US$m	US$m	US$m
Current tax
UK corporation tax	(8)	250	820
– for this year	103	60	462
– adjustments in respect of prior years	(111)	190	358

Overseas tax[1]	3,949	5,560	4,255
– for this year	3,947	5,421	4,155
– adjustments in respect of prior years	2	139	100

	3,941	5,810	5,075

Deferred tax	824	(495)	(1,147)
Origination and reversal of temporary differences	739	(269)	(1,178)
Effect of changes in tax rates	93	66	(3)
Adjustments in respect of prior years	(8)	(292)	34

Tax expense	4,765	5,315	3,928

1	Overseas tax included Hong Kong profits tax of US$1,133m (2012: US$1,049m; 2011: US$997m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2012: 16.5%; 2011: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Profit before tax	22,565		20,649		21,872

Tax at 23.25% (2012: 24.5%; 2011: 26.5%)	5,246	23.25	5,057	24.5	5,796	26.5
Effect of differently taxed overseas profits	(177)	(0.8)	(57)	(0.3)	(492)	(2.2)
Adjustments in respect of prior period liabilities	(117)	(0.5)	37	0.2	495	2.3
Deferred tax temporary differences not recognised/(previously not recognised)	332	1.5	374	1.8	(923)	(4.2)
Effect of profits in associates and joint ventures	(543)	(2.4)	(872)	(4.3)	(865)	(4.0)
Tax effect of disposal of Ping An	(111)	(0.5)	(204)	(1.0)	–	–
Tax effect of reclassification of Industrial Bank	(317)	(1.4)	–	–	–	–
Non-taxable income and gains	(871)	(3.9)	(542)	(2.6)	(613)	(2.8)
Permanent disallowables	647	2.9	1,092	5.3	467	2.1
Change in tax rates	93	0.4	78	0.4	(3)	–
Local taxes and overseas withholding taxes	551	2.4	581	2.8	267	1.2
Other items	32	0.1	(229)	(1.1)	(201)	(0.9)

Tax expense	4,765	21.1	5,315	25.7	3,928	18.0

The effective tax rate for the year was 21.1% compared with 25.7% for 2012. The effective tax rate for the year benefited from the non-taxable gain on the reclassification of Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An. The effective tax rate in 2012 was higher because of the non tax deductible effect of fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanction laws.

The UK Government announced that the main rate of corporation tax for the year beginning 1 April 2013 will reduce from 24% to 23%, to be followed by a further 2% reduction to 21% for the year beginning 1 April 2014 and a 1% reduction to 20% for the year beginning 1 April 2015. The reduction in the corporate tax rate to 23%, which was enacted through the 2012 Finance Act, and this resulted in a weighted average rate of 23.25% for 2013 (2012: 24.5%; 2011: 26.5%). The reductions to 21% and 20% that were announced in the 2012 Autumn Statement and 2013 Budget, respectively, became enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reductions will have a significant effect on the Group.

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

The net deferred tax assets totalled US$6.5bn at 31 December 2013 (2012: US$6.5bn). The main items to note are:

US

The net deferred tax asset relating to HSBC’s operations in the US was US$4.4bn (2012: US$4.6bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.7bn (2012: nil), deductible temporary differences in respect of loan impairment allowances of US$1.2bn (2012: US$2.0bn) and other temporary differences of US$2.5bn (2012: US$2.6bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, or if earlier, when the impaired loan is sold. The tax deduction is often in the period subsequent to that in which the

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to retain sufficient capital in North America to recover the deferred tax asset, it is expected that there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a ten year period and include assumptions about future house prices and US economic conditions, including unemployment levels.

Management projections of profits from the US operations currently indicate that tax losses and tax credits will be fully recovered by 2017. The current level of the deferred tax asset in respect of loan impairment allowances and other deductible temporary differences is projected to reduce over the ten year period.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies on capital support from HSBC Holdings, including tax planning strategies in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income. As financial performance in our US operations improves it is anticipated that projected future profits from US operations will be relied on in the evaluation of the recognition of the deferred tax asset in future periods.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil was US$1.0bn (2012: US$0.9bn). The deferred tax assets included in this total reflected the carry forward of tax losses of US$0.1bn (2012: nil), deductible temporary differences in respect of loan impairment allowances of US$0.7bn (2012: US$0.9bn) and other temporary differences of US$0.2bn (2012: nil).

Deductions for loan impairments for Brazilian tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

Management projections of profits from the Brazilian operations currently indicate that the tax losses will be fully recovered within the next five years and that the other temporary differences will be recovered within the next ten years. Loan impairment deductions are recognised for tax purposes typically within two years of the accounting recognition.

On the evidence available, including historic levels of profitability, management projections of income and the state of the Brazilian economy, it is anticipated that there will be sufficient taxable income generated by the business to realise these assets when deductible for tax purposes.

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico was US$0.5bn (2012: US$0.6bn). The deferred tax assets included in this total related primarily to deductible temporary differences in respect of accounting provisions for the loan portfolio. The annual deduction for loan impairment charges was historically capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry.

Following the clarification of tax law by the Mexican fiscal authority during the second quarter of the year, which led to a write down of the deferred tax assets on loan impairments of US$0.3bn, management’s analysis of the recognition of these deferred tax assets now relies on the primary strategy of selling certain loan portfolios, the losses on which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes.

On the evidence available, including historical and projected levels of loan portfolio growth, loan impairment rates and profitability, it is anticipated that the business will now realise these assets over a shorter period, within the next 6 years, than originally was the case under the previous strategy of projecting loan portfolio growth, loan impairment rates and profitability, which anticipated that the assets would be realised within the next 15 years.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Movement of deferred tax assets and liabilities before offsetting balances within countries

	Retirement benefits	Loan impairment provisions	Unused tax losses and tax credits	Accelerated capital allowances and assets leased to customers	Available- for-sale investments	Cash flow hedges	Share- based payments	Fee income	Derivatives, FVOD[1] and other investments	Insurance technical provisions	Expense provisions	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2013
Assets	469	3,912	617	473	–	285	305	–	1,530	–	1457	(22)	9,026
Liabilities	–	–	–	(226)	(1,203)	(44)	–	(105)	(162)	(815)	–	(10)	(2,565)

At 1 January	469	3,912	617	247	(1,203)	241	305	(105)	1,368	(815)	1,457	(32)	6,461
Acquisitions and disposals	–	–	(9)	–	(3)	1	–	–	–	–	–	(26)	(37)
Income statement	(419)	(985)	399	123	(53)	(91)	(49)	42	(165)	(72)	47	399	(824)
Other comprehensive income	169	–	–	–	1,026	38	–	–	(12)	–	–	–	1,221
Equity	–	–	–	–	–	–	(2)	–	–	–	–	–	(2)
Foreign exchange and other adjustments	55	(90)	(29)	35	(65)	(2)	(1)	4	(21)	47	(106)	(100)	(273)

At 31 December	274	2,837	978	405	(298)	187	253	(59)	1,170	(840)	1,398	241	6,546

Assets	274	2,837	978	549	–	211	253	–	1,383	–	1,398	461	8,344
Liabilities	–	–	–	(144)	(298)	(24)	–	(59)	(213)	(840)	–	(220)	(1,798)

2012
Assets	742	4,448	1,328	131	–	487	286	–	302	35	1,389	(17)	9,131
Liabilities	(107)	–	–	(595)	(557)	(137)	–	(737)	(329)	(627)	(68)	234	(2,923)

At 1 January	635	4,448	1,328	(464)	(557)	350	286	(737)	(27)	(592)	1,321	217	6,208
Acquisitions and disposals	–	–	–	–	–	–	–		(2)	(1)	(4)	10	3
Income statement	(313)	(590)	(692)	737	(270)	(9)	(52)	616	1,337	(214)	102	(157)	495
Other comprehensive income	174	–	(33)	–	(395)	(90)	–	–	–	–	–	–	(344)
Equity	–	–	–	–	–	–	45	–	–	–	–	–	45
Foreign exchange and other adjustments	(27)	54	14	(26)	19	(10)	26	16	60	(8)	38	(102)	54

At 31 December	469	3,912	617	247	(1,203)	241	305	(105)	1,368	(815)	1,457	(32)	6,461

Assets	469	3,912	617	473	–	285	305	–	1,530	–	1457	(22)	9,026
Liabilities	–	–	–	(226)	(1,203)	(44)	–	(105)	(162)	(815)	–	(10)	(2,565)

1   Fair value of own debt.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

On 8 September 2013, the Mexican Government proposed a number of tax reforms that were approved by the Chamber of Senate on 31 October 2013 and published in the Official Gazette on 11 December 2013. The tax reforms include a new basis of tax deduction for loan impairment charges that will allow banks to recognise tax deductions as and when loans are written off the balance sheet. The reforms also brought in transitional rules to allow banks to continue to claim any unclaimed deductions with regard to the 2.5% pool as at 31 December 2013. These transitional rules are subject to further clarification by the Mexican fiscal authority. It is not expected that the tax reform will have a significant effect on the deferred tax assets held in HSBC’s operations in Mexico.

There were no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

UK

The net deferred tax asset relating to HSBC’s operations in the UK was US$0.4bn (2012: US$0.3bn). The deferred tax asset in respect of the carry forward of tax losses and tax credits reversed in full during the year (2012: US$0.3bn). The closing net deferred tax asset represents other temporary differences of US$0.4bn (2012: nil).

On the evidence available, including historical levels of profitability and management projections of future income it is anticipated that there will be sufficient taxable income generated by the business to recover the net deferred tax asset within the next ten years.

Unrecognised deferred tax

The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was US$22.0bn (2012: US$16.6bn). These amounts included unused state losses arising in our US operations of US$17.3bn (2012: US$12.6bn).

Of the total amounts unrecognised, US$5.0bn (2012: US$3.9bn) had no expiry date, US$1.0bn (2012: US$0.3bn) was scheduled to expire within ten years and the remaining will expire after ten years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance or other realisation is not probable, and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. No amount is disclosed for the unrecognised deferred tax or the 2013 and 2012 temporary differences associated with such investments as it is impracticable to determine the amount of income taxes that would be payable when any temporary differences reverse. Deferred tax of US$20m (2012: US$269m) has, however, been provided in respect of distributable reserves of associates that, on distribution, would attract withholding tax.

HSBC Holdings

Movement of deferred tax assets

	Accelerated capital allowances	Short-term timing differences	Available- for-sale investments	Fair valued assets and liabilities	Share- based payments	Unused tax losses	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2013
At 1 January	2	–	(31)	31	12	–	14
Income statement	–	4	–	(12)	(1)	–	(9)
Other comprehensive income	–	–	8	–	–	–	8
Equity	–	–	–	–	–	–	–

At 31 December	2	4	(23)	19	11	–	13

2012
At 1 January	–	–	(4)	46	9	40	91
Income statement	2	–	–	(15)	(7)	(40)	(60)
Other comprehensive income	–	–	(27)	–	–	–	(27)
Equity	–	–	–	–	10	–	10

At 31 December	2	–	(31)	31	12	–	14

The amount of unused tax losses for which no deferred tax asset is recognised in the balance sheet was US$3,405m (2012: US$1,775m) of which US$9m (2012: US$9m) relate to capital losses. The losses have no expiry date.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

10	Dividends

Dividends to shareholders of the parent company

	2013			2012			2011
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.18	3,339	540	0.14	2,535	259	0.12	2,119	1,130
In respect of current year:
– first interim dividend	0.10	1,861	167	0.09	1,633	748	0.09	1,601	204
– second interim dividend	0.10	1,864	952	0.09	1,646	783	0.09	1,603	178
– third interim dividend	0.10	1,873	864	0.09	1,655	639	0.09	1,605	720

	0.48	8,937	2,523	0.41	7,469	2,429	0.39	6,928	2,232

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		15.50	22
June dividend	15.50	23		15.50	23		15.50	23
September dividend	15.50	22		15.50	22		15.50	22
December dividend	15.50	23		15.50	23		15.50	23

	62.00	90		62.00	90		62.00	90

Quarterly coupons on capital securities classified as equity1

	2013		2012		2011
	Per share	Total	Per share	Total	Per share	Total
	US$	US$m	US$	US$m	US$	US$m

January coupon	0.508	44	0.508	44	0.508	44
March coupon	0.500	76	0.500	76	0.500	76
April coupon	0.508	45	0.508	45	0.508	45
June coupon	0.500	76	0.500	76	0.500	76
July coupon	0.508	45	0.508	45	0.508	45
September coupon	0.500	76	0.500	76	0.500	76
October coupon	0.508	45	0.508	45	0.508	45
December coupon	0.500	76	0.500	76	0.500	76

	4.032	483	4.032	483	4.032	483

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008 which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2013 of US$0.19 per ordinary share, a distribution of approximately US$3,578m. The fourth interim dividend will be payable on 30 April 2014 to holders of record on 13 March 2014 on the Hong Kong Overseas Branch Register and 14 March 2014 on the Principal Register in the UK or the Bermuda Overseas Branch Register. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2013.

On 15 January 2014, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$44m. No liability is recorded in the balance sheet at 31 December 2013 in respect of this coupon payment.

11	Earnings per share

‘Basic earnings per ordinary share’ is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. ‘Diluted earnings per ordinary share’ is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Profit attributable to the ordinary shareholders of the parent company

	2013 US$m	2012 US$m	2011 US$m

Profit attributable to shareholders of the parent company	16,204	14,027	16,797
Dividend payable on preference shares classified as equity	(90)	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(483)	(483)

Profit attributable to the ordinary shareholders of the parent company	15,631	13,454	16,224

Basic and diluted earnings per share

	2013			2012			2011
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic[1]	15,631	18,530	0.84	13,454	18,125	0.74	16,224	17,700	0.92
Effect of dilutive potential ordinary shares		124			146			222
– Savings-related Share Option Plan		36			23			45
– Other plans		88			123			177

Diluted[1]	15,631	18,654	0.84	13,454	18,271	0.74	16,224	17,922	0.91

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excluded 60m employee share options that were anti-dilutive (2012: 103m; 2011: 151m).

12	Segmental analysis

HSBC’s operates a matrix management structure which includes geographical regions, global businesses and global functions. HSBC’s operating segments are Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America. These geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of HSBC’s business activities and the economic environments in which it operates.

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

•

Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers its customers access to products and services offered by other global businesses, for example Global

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Banking & Markets (‘GB&M’), which include foreign exchange products, raising capital on debt and equity markets and advisory services.

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

•	Global Private Banking (‘GPB’) provides a range of services to high net worth individuals and families with complex and international needs within the Group’s priority markets.

Financial information

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Profit/(loss) for the year

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

2013
Net interest income	10,693	5,993	5,439	1,486	5,742	6,186	–	35,539
Net fee income	6,032	3,877	2,059	622	2,143	1,701	–	16,434
Net trading income/(expense)	4,423	1,570	456	357	948	936	–	8,690
Other income /(expense)	(181)	1,763	4,024	38	(30)	1,745	(3,377)	3,982

Net operating income[1]	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645

Loan impairment charges and other credit risk provisions	(1,530)	(137)	(361)	42	(1,197)	(2,666)	–	(5,849)

Net operating income	19,437	13,066	11,617	2,545	7,606	7,902	(3,377)	58,796

Employee compensation and benefits	(7,175)	(2,624)	(3,042)	(634)	(3,098)	(2,623)	–	(19,196)
General and administrative expenses	(9,479)	(2,019)	(2,390)	(607)	(3,051)	(2,896)	3,377	(17,065)
Depreciation and impairment of property, plant and equipment	(559)	(225)	(167)	(35)	(176)	(202)	–	(1,364)
Amortisation and impairment of intangible assets	(400)	(177)	(41)	(13)	(91)	(209)	–	(931)

Total operating expenses	(17,613)	(5,045)	(5,640)	(1,289)	(6,416)	(5,930)	3,377	(38,556)

Operating profit	1,824	8,021	5,977	1,256	1,190	1,972	–	20,240

Share of profit in associates and joint ventures	1	68	1,787	438	31	–	–	2,325

Profit before tax	1,825	8,089	7,764	1,694	1,221	1,972	–	22,565

Tax expense	(1,279)	(1,312)	(858)	(328)	(313)	(675)	–	(4,765)

Profit for the year	546	6,777	6,906	1,366	908	1,297	–	17,800

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Profit/(loss) for the year (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

2012
Net interest income	10,394	5,316	5,391	1,470	8,117	6,984	–	37,672
Net fee income	6,169	3,335	2,083	595	2,513	1,735	–	16,430
Net trading income	2,707	1,463	1,053	390	507	971	–	7,091
Gains on disposal of US branch network, US cards business and Ping An	–	–	3,012	–	4,012	–	–	7,024
Other income/(expense)	(1,662)	2,308	2,045	(25)	(456)	1,261	(3,358)	113

Net operating income[1]	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330

Loan impairment charges and other credit risk provisions	(1,921)	(74)	(436)	(286)	(3,457)	(2,137)	–	(8,311)

Net operating income	15,687	12,348	13,148	2,144	11,236	8,814	(3,358)	60,019

Employee compensation and benefits	(8,070)	(2,572)	(3,140)	(652)	(3,243)	(2,814)	–	(20,491)
General and administrative expenses	(10,059)	(1,860)	(2,433)	(459)	(5,413)	(3,117)	3,358	(19,983)
Depreciation and impairment of property, plant and equipment	(597)	(236)	(191)	(44)	(195)	(221)	–	(1,484)
Amortisation and impairment of intangible assets	(369)	(180)	(42)	(11)	(89)	(278)	–	(969)

Total operating expenses	(19,095)	(4,848)	(5,806)	(1,166)	(8,940)	(6,430)	3,358	(42,927)

Operating profit/(loss)	(3,408)	7,500	7,342	978	2,296	2,384	–	17,092

Share of profit/(loss) in associates and joint ventures	(6)	82	3,106	372	3	–	–	3,557

Profit/(loss) before tax	(3,414)	7,582	10,448	1,350	2,299	2,384	–	20,649

Tax expense	(173)	(1,095)	(1,616)	(254)	(1,313)	(864)	–	(5,315)

Profit/(loss) for the year	(3,587)	6,487	8,832	1,096	986	1,520	–	15,334

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

2011
Net interest income	11,001	4,691	5,102	1,432	11,480	6,956	–	40,662
Net fee income	6,236	3,097	2,111	627	3,308	1,781	–	17,160
Net trading income/(expense)	2,161	1,189	1,658	482	(362)	1,378	–	6,506
Other income	4,848	1,705	1,842	66	1,574	1,338	(3,421)	7,952

Net operating income[1]	24,246	10,682	10,713	2,607	16,000	11,453	(3,421)	72,280

Loan impairment charges and other credit risk provisions	(2,512)	(156)	(267)	(293)	(7,016)	(1,883)	–	(12,127)

Net operating income	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153

Employee compensation and benefits	(7,621)	(2,610)	(3,179)	(659)	(3,928)	(3,169)	–	(21,166)
General and administrative expenses	(8,473)	(1,724)	(2,378)	(458)	(4,404)	(3,443)	3,421	(17,459)
Depreciation and impairment of property, plant and equipment	(581)	(245)	(198)	(36)	(261)	(249)	–	(1,570)
Amortisation and impairment of intangible assets	(394)	(179)	(51)	(6)	(326)	(394)	–	(1,350)

Total operating expenses	(17,069)	(4,758)	(5,806)	(1,159)	(8,919)	(7,255)	3,421	(41,545)

Operating profit	4,665	5,768	4,640	1,155	65	2,315	–	18,608

Share of profit in associates and joint ventures	6	55	2,831	337	35	–	–	3,264

Profit before tax	4,671	5,823	7,471	1,492	100	2,315	–	21,872

Tax income/(expense)	(1,589)	(1,043)	(1,315)	(266)	958	(673)	–	(3,928)

Profit for the year	3,082	4,780	6,156	1,226	1,058	1,642	–	17,944

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other information about the profit/(loss) for the year

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

2013
Net operating income[1]	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645
External	20,108	12,031	10,822	2,497	8,569	10,618	–	64,645
Inter-segment	859	1,172	1,156	6	234	(50)	(3,377)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	957	402	208	48	303	412	–	2,330
Loan impairment losses gross of recoveries and other credit risk provisions	2,165	172	493	45	1,321	2,949	–	7,145
Impairment of financial investments	(61)	–	4	–	15	6	–	(36)
Changes in fair value of long-term debt and related derivatives	(936)	–	(1)	(3)	(288)	–	–	(1,228)
Restructuring costs	211	5	74	3	100	42	–	435

2012
Net operating income[1]	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330
External	16,405	11,307	12,586	2,455	14,566	11,011	–	68,330
Inter-segment	1,203	1,115	998	(25)	127	(60)	(3,358)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	966	416	233	55	363	499	–	2,532
Loan impairment losses gross of recoveries and other credit risk provisions	2,329	105	586	361	3,587	2,489	–	9,457
Impairment of financial investments	420	(21)	83	1	32	4	–	519
Changes in fair value of long-term debt and related derivatives	(3,091)	–	(4)	(13)	(1,219)	–	–	(4,327)
Restructuring costs	292	21	107	27	219	94	–	760

2011
Net operating income[1]	24,246	10,682	10,713	2,607	16,000	11,453	(3,421)	72,280
External	23,188	9,598	9,663	2,609	15,760	11,462	–	72,280
Inter-segment	1,058	1,084	1,050	(2)	240	(9)	(3,421)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	975	424	249	42	802	643	–	3,135
Loan impairment losses gross of recoveries and other credit risk provisions	3,085	202	453	395	7,147	2,271	–	13,553
Impairment of financial investments	705	55	25	13	9	1	–	808
Changes in fair value of long-term debt and related derivatives	3,180	–	4	10	967	–	–	4,161
Restructuring costs	357	47	34	27	73	259	–	797

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Balance sheet information

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Loans and advances to customers (net)	504,200	195,547	147,797	27,211	161,629	43,920	–	1,080,304
Interests in associates and joint ventures	169	275	13,547	2,575	74	–	–	16,640
Total assets	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Customer accounts	644,816	365,993	182,626	38,683	196,495	54,199	–	1,482,812
Total liabilities	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

Capital expenditure incurred[1]	907	1,124	112	32	265	385	–	2,825

At 31 December 2012
Loans and advances to customers (net)	463,440	173,613	138,119	28,086	140,756	53,609	–	997,623
Interests in associates and joint ventures	178	224	15,085	2,262	85	–	–	17,834
Total assets	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Customer accounts	555,009	346,208	183,621	39,583	149,037	66,556	–	1,340,014
Total liabilities	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,434)	2,509,409

Capital expenditure incurred[1]	925	336	208	102	248	458	–	2,277

At 31 December 2011
Loans and advances to customers (net)	434,336	157,665	123,868	25,875	142,747	55,938	–	940,429
Interests in associates and joint ventures	150	196	17,916	2,036	101	–	–	20,399
Total assets	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579
Customer accounts	493,404	315,345	174,012	36,422	155,982	78,760	–	1,253,925
Total liabilities	1,224,386	458,179	288,485	49,005	464,990	128,302	(223,861)	2,389,486

Capital expenditure incurred[1]	1,177	432	207	29	342	951	–	3,138

1	Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other financial information

Net operating income by global business

	RBWM	CMB	GB&M	GPB	Other[1]	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2013
Net operating income[2]	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
External	25,038	17,241	20,767	1,955	(356)	–	64,645
Internal	1,702	(876)	(1,591)	484	6,007	(5,726)	–

2012
Net operating income[2]	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330
External	31,980	17,295	20,410	2,413	(3,768)	–	68,330
Internal	1,881	(744)	(2,137)	759	6,100	(5,859)	–

2011
Net operating income[2]	33,533	15,611	17,057	3,292	9,145	(6,358)	72,280
External	32,024	15,362	19,881	2,207	2,806	–	72,280
Internal	1,509	249	(2,824)	1,085	6,339	(6,358)	–

1	The main items reported in the ‘Other’ category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC’s holding company and financing operations. The ‘Other’ category also includes gains and losses on the disposal of certain significant subsidiaries or business units.
2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Information by country

	2013		2012		2011
	External net operating income[1,2] US$m	Non- current assets[3] US$m	External net operating income[1,2] US$m	Non- current assets[3] US$m	External net operating income[1,2] US$m	Non- current assets[3] US$m

UK	13,347	17,481	9,149	18,391	16,058	21,414
Hong Kong	12,031	12,170	11,307	11,657	9,600	6,257
USA	6,121	4,189	11,779	6,718	12,972	3,830
France	3,111	11,565	2,881	11,074	2,747	10,790
Brazil	5,364	1,715	6,395	2,017	6,637	2,149
Other countries	24,671	27,879	26,819	30,078	24,266	31,590

	64,645	74,999	68,330	79,935	72,280	76,030

1	External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
3	Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

13	Analysis of financial assets and liabilities by measurement basis

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Analysis of financial assets and liabilities by measurement basis HSBC
	At 31 December 2013
	Held for trading US$m	Designated at fair value US$m	Held-to- maturity securities US$m	Available- for-sale securities US$m	Financial assets and liabilities at amortised cost US$m	Derivatives designated as fair value hedging instruments US$m	Derivatives designated as cash flow hedging instruments US$m	Total US$m

Financial assets
Cash and balances at central banks	–	–	–	–	166,599	–	–	166,599
Items in the course of collection from other banks	–	–	–	–	6,021	–	–	6,021
Hong Kong Government certificates of indebtedness	–	–	–	–	25,220	–	–	25,220
Trading assets	303,192	–	–	–	–	–	–	303,192
Financial assets designated at fair value	–	38,430	–	–	–	–	–	38,430
Derivatives	277,709	–	–	–	–	1,168	3,388	282,265
Loans and advances to banks	–	–	–	–	211,521	–	–	211,521
Loans and advances to customers	–	–	–	–	1,080,304	–	–	1,080,304
Financial investments	–	–	25,084	400,841	–	–	–	425,925
Assets held for sale	22	–	4	965	2,511	–	–	3,502
Other assets	–	–	–	–	23,957	–	–	23,957
Accrued income	–	–	–	–	10,176	–	–	10,176

	580,923	38,430	25,088	401,806	1,526,309	1,168	3,388	2,577,112

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	–	25,220	–	–	25,220
Deposits by banks	–	–	–	–	129,212	–	–	129,212
Customer accounts	–	–	–	–	1,482,812	–	–	1,482,812
Items in the course of transmission to other banks	–	–	–	–	6,910	–	–	6,910
Trading liabilities	207,025	–	–	–	–	–	–	207,025
Financial liabilities designated at fair value	–	89,084	–	–	–	–	–	89,084
Derivatives	269,739	–	–	–	–	2,889	1,656	274,284
Debt securities in issue	–	–	–	–	104,080	–	–	104,080
Liabilities of disposal groups held for sale	1	–	–	–	2,764	–	–	2,765
Other liabilities	–	–	–	–	28,925	–	–	28,925
Accruals	–	–	–	–	14,568	–	–	14,568
Subordinated liabilities	–	–	–	–	28,976	–	–	28,976

	476,765	89,084	–	–	1,823,467	2,889	1,656	2,393,861

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC
	At 31 December 2012
	Held for trading	Designated at fair value	Held-to- maturity securities	Available- for-sale securities	Financial assets and liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash and balances at central banks	–	–	–	–	141,532	–	–	141,532
Items in the course of collection from other banks	–	–	–	–	7,303	–	–	7,303
Hong Kong Government certificates of indebtedness	–	–	–	–	22,743	–	–	22,743
Trading assets	408,811	–	–	–	–	–	–	408,811
Financial assets designated at fair value	–	33,582	–	–	–	–	–	33,582
Derivatives	353,803	–	–	–	–	199	3,448	357,450
Loans and advances to banks	–	–	–	–	152,546	–	–	152,546
Loans and advances to customers	–	–	–	–	997,623	–	–	997,623
Financial investments	–	–	23,413	397,688	–	–	–	421,101
Assets held for sale	9	72	–	10,700	7,341	–	–	18,122
Other assets	–	–	–	–	23,584	–	–	23,584
Accrued income	–	–	–	–	8,540	–	–	8,540

	762,623	33,654	23,413	408,388	1,361,212	199	3,448	2,592,937

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	–	22,742	–	–	22,742
Deposits by banks	–	–	–	–	107,429	–	–	107,429
Customer accounts	–	–	–	–	1,340,014	–	–	1,340,014
Items in the course of transmission to other banks	–	–	–	–	7,138	–	–	7,138
Trading liabilities	304,563	–	–	–	–	–	–	304,563
Financial liabilities designated at fair value	–	87,720	–	–	–	–	–	87,720
Derivatives	352,195	–	–	–	–	4,450	2,241	358,886
Debt securities in issue	–	–	–	–	119,461	–	–	119,461
Liabilities of disposal groups held for sale	8	23	–	–	3,772	–	–	3,803
Other liabilities	–	–	–	–	32,417	–	–	32,417
Accruals	–	–	–	–	11,663	–	–	11,663
Subordinated liabilities	–	–	–	–	29,479	–	–	29,479

	656,766	87,743	–	–	1,674,115	4,450	2,241	2,425,315

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

	Held for trading	Designated at fair value	Available- for-sale securities	Financial assets and liabilities at amortised cost	Total
	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Financial assets
Cash at bank and in hand	–	–	–	407	407
Derivatives	2,789	–	–	–	2,789
Loans and advances to HSBC undertakings	–	–	–	53,344	53,344
Financial investments	–	–	1,210	–	1,210
Other assets	–	–	–	10	10

	2,789	–	1,210	53,761	57,760

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	11,685	11,685
Financial liabilities designated at fair value	–	21,027	–	–	21,027
Derivatives	704	–	–	–	704
Debt securities in issue	–	–	–	2,791	2,791
Accruals	–	–	–	1,169	1,169
Subordinated liabilities	–	–	–	14,167	14,167

	704	21,027	–	29,812	51,543

At 31 December 2012
Financial assets
Cash at bank and in hand	–	–	–	353	353
Derivatives	3,768	–	–	–	3,768
Loans and advances to HSBC undertakings	–	–	–	41,675	41,675
Financial investments	–	–	1,208	–	1,208
Other assets	–	–	–	4	4

	3,768	–	1,208	42,032	47,008

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	12,856	12,856
Financial liabilities designated at fair value	–	23,195	–	–	23,195
Derivatives	760	–	–	–	760
Debt securities in issue	–	–	–	2,691	2,691
Accruals	–	–	–	605	605
Subordinated liabilities	–	–	–	11,907	11,907

	760	23,195	–	28,059	52,014

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

14	Trading assets

	2013 US$m	2012 US$m
Trading assets:
– not subject to repledge or resale by counterparties	201,492	305,312
– which may be repledged or resold by counterparties	101,700	103,499

	303,192	408,811

Treasury and other eligible bills	21,584	26,282
Debt securities	141,644	144,677
Equity securities	63,891	41,634

Trading securities at fair value	227,119	212,593
Loans and advances to banks	27,885	78,271
Loans and advances to customers	48,188	117,947

	303,192	408,811

Trading securities valued at fair value[1]
	Fair value
	2013 US$m	2012 US$m

US Treasury and US Government agencies[2]	23,450	28,405
UK Government	11,591	11,688
Hong Kong Government	5,909	6,228
Other government	86,714	91,498
Asset-backed securities[3]	2,736	2,896
Corporate debt and other securities	32,828	30,244
Equity securities	63,891	41,634

	227,119	212,593

1	Included within these figures are debt securities issued by banks and other financial institutions of US$22,989m (2012: US$20,274m), of which US$3,973m (2012: US$3,469m) are guaranteed by various governments.
2	Include securities that are supported by an explicit guarantee issued by the US Government.
3	Exclude asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m

Fair value at 31 December 2013
Listed[1]	194	85,821	62,724	148,739
Unlisted[2]	21,390	55,823	1,167	78,380

	21,584	141,644	63,891	227,119

Fair value at 31 December 2012
Listed[1]	606	82,732	39,945	123,283
Unlisted[2]	25,676	61,945	1,689	89,310

	26,282	144,677	41,634	212,593

1	Included within listed investments are US$3,836m (2012: US$2,828m) of investments listed on a recognised exchange in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

Loans and advances to banks held for trading

	2013 US$m	2012 US$m

Reverse repos[1]	2,940	45,015
Settlement accounts	7,572	6,324
Stock borrowing	2,323	5,361
Other	15,050	21,571

	27,885	78,271

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Loans and advances to customers held for trading

	2013 US$m	2012 US$m

Reverse repos[1]	7,180	73,666
Settlement accounts	11,863	8,186
Stock borrowing	7,995	10,710
Other	21,150	25,385

	48,188	117,947

1	In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 220. This led to a reduction in the amount of reverse repos classified as trading assets.

15	Fair values of financial instruments carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 432 to 450 and page 74. The fair value of financial instruments is generally measured on the basis of the individual financial instrument. However, when HSBC manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of the group of financial instruments on a net basis, but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRSs offsetting criteria as described on page 442.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m

Recurring fair value measurements
At 31 December 2013
Assets
Trading assets	182,721	115,124	5,347	303,192
Financial assets designated at fair value	30,173	7,649	608	38,430
Derivatives	2,539	277,224	2,502	282,265
Financial investments: available for sale	262,836	130,760	7,245	400,841

Liabilities
Trading liabilities	88,935	110,576	7,514	207,025
Financial liabilities designated at fair value	10,482	78,602	–	89,084
Derivatives	4,508	267,441	2,335	274,284

At 31 December 2012
Assets
Trading assets	198,843	205,590	4,378	408,811
Financial assets designated at fair value	25,575	7,594	413	33,582
Derivatives	1,431	352,960	3,059	357,450
Financial investments: available for sale	253,246	135,931	8,511	397,688

Liabilities
Trading liabilities	116,550	180,543	7,470	304,563
Financial liabilities designated at fair value	10,703	77,017	–	87,720
Derivatives	1,506	354,375	3,005	358,886

The decrease in Level 2 trading assets and liabilities reflects the change in the way GB&M manages repo and reverse repo activities described on page 220. Movement in derivative balances is described in Note 18.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Transfers between Level 1 and Level 2 fair values

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Transfers from Level 1 to Level 2	110	24,140	–	18	35,274	–	17
Transfers from Level 2 to Level 1	1,275	1,264	423	–	–	–	–

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each semi-annual reporting period. Transfers from Level 1 to Level 2 reflect the reclassification of settlement balances and cash collateral following reassessment of the application of levelling criteria to these balances. Transfers from Level 2 to Level 1 related to increased liquidity in certain emerging market government bonds.

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

For fair values determined using valuation models, the control framework may include, as applicable, development or validation by independent support functions of (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.

The majority of financial instruments measured at fair value are in GB&M. GB&M’s fair value governance structure is illustrated below as an example:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.

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

The best evidence of fair value is a quoted price in an actively traded market. The fair values of financial instruments that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities issued. Where a financial instrument has a quoted price in an active market, the fair value of the total holding of the financial instrument is calculated as the product of the number of units and quoted price. In the event that the market for a financial instrument is not active, a valuation technique is used.

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

Valuation techniques

Valuation techniques incorporate assumptions about factors that other market participants would use in their valuations. A range of valuation techniques is employed, dependent on the instrument type and available market data. Most valuation techniques are based upon discounted cash flow analyses, in which expected future cash flows are calculated and discounted to present value using a discounting curve. Prior to considering credit risk, the expected future cash flows may be known, as would be the case for the fixed leg of an interest rate swap, or may be uncertain and require projection, as would be the case for the floating leg of an interest rate swap. ‘Projection’ utilises market forward curves, if available. In option models, the probability of different potential future outcomes must be considered. In addition, the value of some products are dependent on more than one market factor, and in these cases it will typically be necessary to consider how movements in one market factor may affect the other market factors. The model inputs necessary to perform such calculations include interest rate yield curves, exchange rates, volatilities, correlations, prepayment and default rates. For interest rate derivatives with collateralised counterparties and in significant currencies, HSBC uses a discounting curve that reflects the overnight interest rate (‘OIS discounting’).

The majority of valuation techniques employ only observable market data. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them the measurement of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s inception profit (‘day 1 gain or loss’) or greater than 5% of the instrument’s valuation is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). All fair value adjustments are included within the levelling determination.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Changes in fair value are generally subject to a profit and loss analysis process. This process disaggregates changes in fair value into three high level categories; (i) portfolio changes, such as new transactions or maturing transactions, (ii) market movements, such as changes in foreign exchange rates or equity prices, and (iii) other, such as changes in fair value adjustments, discussed below.

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant which are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M.

Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments

	At 31 December 2013 US$m	At 31 December 2012 US$m
Type of adjustment
Risk-related	1,565	2,013
Bid-offer	561	638
Uncertainty	343	142
Credit valuation adjustment	1,274	1,747
Debit valuation adjustment	(616)	(518)
Other	3	4

Model-related	202	162
Model limitation	199	161
Other	3	1

Inception profit (Day 1 P&L reserves) (Note 18)	167	181

	1,934	2,356

Fair value adjustments declined by US$422m during the year. The most significant movement was a decline of US$473m in respect of the credit valuation adjustment, as a result of both reduced derivative counterparty exposures and general narrowing of CDS spreads.

Risk-related adjustments

Bid-offer

IFRS 13 requires use of the price within the bid-offer spread that is most representative of fair value. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the extent to which bid-offer costs would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Credit valuation adjustment

The credit valuation adjustment is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default and that HSBC may not receive the full market value of the transactions (see below).

Debit valuation adjustment

The debit valuation adjustment is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that HSBC may default, and that HSBC may not pay full market value of the transactions (see below).

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

Inception profit (Day 1 P&L reserves)

Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed on page 433. An analysis of the movement in the deferred Day 1 P&L reserve is provided on page 501.

Credit valuation adjustment/debit valuation adjustment methodology

HSBC calculates a separate credit valuation adjustment (‘CVA’) and debit valuation adjustment (‘DVA’) for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit valuation adjustment is described on page 208.

HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty, conditional on the non-default of HSBC, to HSBC’s expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying by the loss expected in the event of default. Both calculations are performed over the life of the potential exposure.

For most products HSBC uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default (‘LGD’) assumption of 60% is generally adopted for developed market exposures, and 75% for emerging market exposures. Alternative loss given default assumptions may be adopted when both the nature of the exposure and the available data support this.

For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts alternative methodologies. These may involve mapping to the results for similar products from the simulation tool or, where the mapping approach is not appropriate, using a simplified methodology which generally follows the same principles as the simulation methodology. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than is used in the simulation methodology.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises when the underlying value of the derivative prior to any CVA is positively correlated to the probability of default by the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation.

With the exception of certain central clearing parties, HSBC includes all third-party counterparties in the CVA and DVA calculations and does not net these adjustments across Group entities. During the year, HSBC refined the methodologies used to calculate the CVA and DVA to more accurately reflect the impact of ratings downgrade triggers on credit mitigation. HSBC reviews and refines the CVA and DVA methodologies on an ongoing basis.

Valuation of uncollateralised derivatives

HSBC values uncollateralised derivatives by discounting expected future cash flows at a benchmark interest rate, typically Libor or its equivalent. This approach has historically been adopted across the industry, and has therefore been an appropriate basis for fair value. HSBC and other industry participants are currently considering whether this approach appropriately reflects the manner in which the derivatives are funded, which may occur at rates other than interbank offer rates. No consensus has yet emerged on how such funding should be reflected in the fair value measurement for uncollateralised derivatives. In the future, and possibly in 2014, HSBC may adopt a ‘funding fair value adjustment’ to reflect funding of uncollateralised derivatives at rates other than interbank offer rates.

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets					Liabilities
	Available for sale US$m	Held for trading US$m	At fair value[1] US$m	Deriv- atives US$m	Total US$m	Held for trading US$m	At fair value[1] US$m	Deriv- atives US$m	Total US$m
At 31 December 2013
Private equity including strategic investments	3,729	103	420	–	4,252	–	–	–	–
Asset-backed securities	1,677	643	–	–	2,320	–	–	–	–
Loans held for securitisation	–	83	–	–	83	–	–	–	–
Structured notes	–	14	–	–	14	7,514	–	–	7,514
Derivatives with monolines	–	–	–	320	320	–	–	–	–
Other derivatives	–	–	–	2,182	2,182	–	–	2,335	2,335
Other portfolios	1,839	4,504	188	–	6,531	–	–	–	–

	7,245	5,347	608	2,502	15,702	7,514	–	2,335	9,849

At 31 December 2012
Private equity including strategic investments	3,582	92	377	–	4,051	–	–	–	–
Asset-backed securities	2,288	652	–	–	2,940	–	–	–	–
Loans held for securitisation	–	547	–	–	547	–	–	–	–
Structured notes	–	23	–	–	23	6,987	–	–	6,987
Derivatives with monolines	–	–	–	630	630	–	–	–	–
Other derivatives	–	–	–	2,429	2,429	–	–	3,005	3,005
Other portfolios	2,641	3,064	36	–	5,741	483	–	–	483

	8,511	4,378	413	3,059	16,361	7,470	–	3,005	10,475

1	Designated at fair value through profit or loss.

Level 3 instruments are present in both ongoing and legacy businesses. Loans held for securitisation, derivatives with monolines, certain ‘other derivatives’ and all level 3 asset-backed securities are legacy. HSBC has the capability to hold these positions.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Derivatives

OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors such as foreign exchange rates, interest rates and equity prices. The valuation of derivatives with monolines is discussed on page 208.

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 January 2013	8,511	4,378	413	3,059	7,470	–	3,005
Total gains/(losses) recognised in profit or loss	(52)	343	36	(205)	(747)	–	393
– trading income excluding net interest income	–	343	–	(205)	(747)	–	393
– net income/(expense) from other financial instruments designated at fair value	–	–	36	–	–	–	–
– gains less losses from financial investments	(66)	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	14	–	–	–	–	–	–

Total gains/(losses) recognised in other comprehensive income[1]	487	20	–	(7)	9	–	57
– available-for-sale investments: fair value gains/(losses)	568	–	–	–	–	–	–
– cash flow hedges: fair value gains/(losses)	–	–	–	(11)	–	–	–
– exchange differences	(81)	20	–	4	9	–	57

Purchases	1,838	1,293	56	–	(482)	–	–
New issuances	–	–	–	–	3,161	–	–
Sales	(766)	(1,821)	(4)	–	(14)	–	–
Settlements	(756)	(473)	(27)	(311)	(1,150)	–	(1,004)
Transfers out	(3,121)	(385)	(68)	(171)	(1,051)	–	(160)
Transfers in	1,104	1,992	202	137	318	–	44

At 31 December 2013	7,245	5,347	608	2,502	7,514	–	2,335

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2013	(166)	362	41	(297)	(401)	–	72
– trading income excluding net interest income	–	362	–	(297)	(401)	–	72
– net income/(expense) from other financial instruments designated at fair value	–	–	41	–	–	–	–
– loan impairment charges and other credit risk provisions	(166)	–	–	–	–	–	–

At 1 January 2012	9,121	4,780	716	4,449	7,827	567	3,129
Total gains/(losses) recognised in profit or loss	(414)	356	10	(974)	319	–	10
Total gains/(losses) recognised in other comprehensive income[1]	472	78	(32)	92	143	–	84
Purchases	1,738	942	113	–	(368)	–	–
New issuances	–	–	–	–	2,852	–	–
Sales	(840)	(1,408)	(69)	–	–	–	–
Settlements	(367)	(617)	(25)	(14)	(1,604)	–	18
Transfers out	(2,944)	(298)	(350)	(571)	(1,901)	(567)	(291)
Transfers in	1,745	545	50	77	202	–	55

At 31 December 2012	8,511	4,378	413	3,059	7,470	–	3,005
Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2012	166	339	9	(1,294)	384	–	(395)

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Purchases of Level 3 available-for-sale assets primarily reflect the acquisition of certain less liquid emerging market government and corporate debt. Transfers in of Level 3 available-for-sale securities reflect decreased confidence in the pricing of certain ABS assets. This is offset by transfers out reflecting increased confidence in the pricing of certain other ABS assets and increased liquidity in certain emerging market sovereign and corporate debt. Sales of Level 3 trading assets reflect the unwind of certain legacy monoline and structured credit exposures. New issuances of trading liabilities reflect structured note issuances, predominantly equity-linked notes.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 31 December 2013
Derivatives, trading assets and trading liabilities[1]	350	(285)	–	–
Financial assets and liabilities designated at fair value	32	(51)	–	–
Financial investments: available for sale	–	–	434	(673)

	382	(336)	434	(673)

At 31 December 2012
Derivatives, trading assets and trading liabilities[1]	465	(384)	–	–
Financial assets and liabilities designated at fair value	41	(41)	–	–
Financial investments: available for sale	–	–	680	(710)

	506	(425)	680	(710)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The decrease in the effect of favourable and unfavourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities reflects a reduction in exposures and reduced market data dispersion as market volatility generally declined over the year. The reduction in the effect of favourable changes in financial investments primarily reflects a decline in private equity, following a reassessment of potential upside.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 31 December 2013
Private equity including strategic investments	31	(61)	226	(436)
Asset-backed securities	60	(27)	113	(99)
Loans held for securitisation	3	(3)	–	–
Structured notes	16	(9)	–	–
Derivatives with monolines	25	(16)	–	–
Other derivatives	212	(164)	–	–
Other portfolios	35	(56)	95	(138)

	382	(336)	434	(673)

At 31 December 2012
Private equity including strategic investments	62	(62)	353	(353)
Asset-backed securities	41	(27)	143	(139)
Loans held for securitisation	3	(3)	–	–
Structured notes	4	(5)	–	–
Derivatives with monolines	36	(20)	–	–
Other derivatives	320	(267)	–	–
Other portfolios	40	(41)	184	(218)

	506	(425)	680	(710)

Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

observable proxy and historical data. When the available data is not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

Key unobservable inputs to Level 3 financial instruments

The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 31 December 2013. The core range of inputs is the estimated range within which 90% of the inputs fall. A further description of the categories of key unobservable inputs is given below.

Private equity including strategic investments

HSBC’s private equity and strategic investments are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. Given the bespoke nature of the analysis in respect of each holding, it is not practical to quote a range of key unobservable inputs.

Prepayment rates

Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. Prepayment rates are an important input into modelled values of ABSs. A modelled price may be used where insufficient observable market prices exist to enable a market price to be determined directly. Prepayment rates are also an important input into the valuation of derivatives linked to securitisations. For example, so-called securitisation swaps have a notional value that is linked to the size of the outstanding loan portfolio in a securitisation, which may fall as prepayments occur. Prepayment rates vary according to the nature of the loan portfolio, and expectations of future market conditions. For example, current prepayment rates in US residential mortgage-backed securities would generally be expected to rise as the US economy improves. Prepayment rates may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historic prepayment rates and macro-economic modelling.

Market proxy

Market proxy pricing may be used for an instrument for which specific market pricing is not available, but evidence is available in respect of instruments that have some characteristics in common. In some cases it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence. For example, in the collateralised loan obligation market it may be possible to establish that A-rated securities exhibit prices in a range, and to isolate key factors that influence position within the range. Application of this to a specific A-rated security within HSBC’s portfolio allows assignment of a price.

The range of prices used as inputs into a market proxy pricing methodology may therefore be wide. This range is not indicative of the uncertainty associated with the price derived for an individual security.

Volatility

Volatility is a measure of the anticipated future variability of a market price. Volatility tends to increase in stressed market conditions, and decrease in calmer market conditions. Volatility is an important input in the pricing of options. In general, the higher the volatility, the more expensive the option will be. This reflects both the higher probability of an increased return from the option, and the potentially higher costs that HSBC may incur in hedging the risks associated with the option. If option prices become more expensive, this will increase the value of HSBC’s long option positions (i.e. the positions in which HSBC has purchased options), while HSBC’s short option positions (i.e. the positions in which HSBC has sold options) will suffer losses.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Quantitative information about significant unobservable inputs in Level 3 valuations

	Fair value
	Assets	Liabilities		Key unobservable	Full range of inputs		Core range of inputs
	US$m	US$m	Valuation technique	inputs	Lower	Higher	Lower	Higher

At 31 December 2013
Private equity including strategic investments	4,252	–	See notes on page 491	See notes on page 491	n/a	n/a	n/a	n/a

Asset-backed securities	2,320	–
CLO/CDO[1]	1,180	–	Model –Discounted cash flow	Prepayment rate	0%	5%	0%	5%
			Market proxy	Bid quotes	0	102	46	95
Other ABSs	1,140	–

Loans held for securitisation	83	–

Structured notes	14	7,514
Equity-linked notes	–	5,750	Model – Option model	Equity volatility	6%	73%	13%	39%
			Model – Option model	Equity correlation	51%	59%	52%	57%
Fund-linked notes	–	717	Model – Option model	Fund volatility	18%	22%	20%	21%
FX-linked notes	14	662	Model – Option model	FX volatility	0.1%	28%	5%	15%
Other	–	385

Derivatives with monolines	320	–	Model – Discounted cash flow	Credit spread	3%	5%	4%	5%

Other derivatives	2,182	2,335
Interest rate derivatives:
– securitisation swaps	275	1,127	Model – Discounted cash flow	Prepayment rate	0%	22%	2%	20%
– long-dated swaptions	655	185	Model – Option model	IR volatility	3%	160%	13%	41%
– other	540	265

FX derivatives:
– FX options	114	151	Model – Option model	FX volatility	0.1%	75%	7%	18%
– other	69	51

Equity derivatives:
– long-dated single stock options	218	247	Model – Option model	Equity volatility	6%	73%	15%	36%
– other	24	151

Credit derivatives:
– other	287	158

Other portfolios	6,531	–
Structured certificates	3,800	–	Model –Discounted cash flow	Credit volatility	1%	3%	1%	3%
EM corporate debt	2,073	–	Market proxy	Credit spread	0.2%	17%	1%	7%
			Market proxy	Bid quotes	57	141	100	134
Other[2]	658	–

	15,702	9,849

1    Collateralised loan obligation/collateralised debt obligation.

2    Includes a range of smaller asset holdings.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Volatility varies by underlying reference market price, and by strike and maturity of the option. Volatility also varies over time. As a result, it is difficult to make general statements regarding volatility levels. For example, while it is generally the case that foreign exchange volatilities are lower than equity volatilities, there may be examples in particular currency pairs or for particular equities where this is not the case.

Certain volatilities, typically those of a longer-dated nature, are unobservable. The unobservable volatility is then estimated from observable data. For example, longer-dated volatilities may be extrapolated from shorter-dated volatilities.

The range of unobservable volatilities quoted in the table reflects the wide variation in volatility inputs by reference market price. For example, foreign exchange volatilities for a pegged currency may be very low, whereas for non-managed currencies the foreign exchange volatility may be higher. As a further example, volatilities for deep-in-the-money or deep-out-of-the-money equity options may be significantly higher than at-the-money options. The core range is significantly narrower than the full range because these examples with extreme volatilities occur relatively rarely within the HSBC portfolio. For any single unobservable volatility, the uncertainty in the volatility determination is significantly less than the range quoted above.

Correlation

Correlation is a measure of the inter-relationship between two market prices. Correlation is a number between minus one and one. A positive correlation implies that the two market prices tend to move in the same direction, with a correlation of one implying that they always move in the same direction. A negative correlation implies that the two market prices tend to move in opposite directions, with a correlation of minus one implying that the two market prices always move in opposite directions.

Correlation is used to value more complex instruments where the payout is dependent upon more than one market price. For example, an equity basket option has a payout that is dependent upon the performance of a basket of single stocks, and the correlation between the price movements of those stocks will be an input to the valuation. This is referred to as equity-equity correlation. There is a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations (e.g. equity-equity correlation) and cross-asset correlations (e.g. foreign exchange rate-interest rate correlation) used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.

Correlation may be unobservable. Unobservable correlations may be estimated on the basis of a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships.

The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair. For any single unobservable correlation, the uncertainty in the correlation determination is likely to be less than the range quoted above.

Credit spread

Credit spread is the premium over a benchmark interest rate required by the market to accept lower credit quality. In a discounted cash flow model, the credit spread increases the discount factors applied to future cash flows, thereby reducing the value of an asset. Credit spreads may be implied from market prices. Credit spreads may not be observable in more illiquid markets.

Inter-relationships between key unobservable inputs

Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macroeconomic or other events. For example, improving economic conditions may lead to a ‘risk on’ market, in which prices of risky assets such as equities and high yield bonds rise, while ‘safe haven’ assets such as gold and US Treasuries decline. Furthermore, the impact of changing market variables upon the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable. For example, increasing high-yield bond prices will benefit long high-yield bond positions, but the value of any credit derivative protection held against these bonds will fall.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value

	At 31 December
	2013 US$m	2012 US$m
Valuation technique using observable inputs: Level 2
Assets
Derivatives	2,789	3,768
Available for sale	1,210	1,208

Liabilities
Designated at fair value	21,027	23,195
Derivatives	704	760

Financial instruments measured at fair value – Level 3

Financial instruments measured using a valuation technique with significant unobservable inputs (Level 3) comprised fixed-rate preferred securities and senior notes purchased from HSBC undertakings. The unobservable elements of the valuation technique included the use of implied credit spreads and simplified bond pricing assumptions.

Movement in Level 3 financial instruments available for sale

	2013 US$m	2012 US$m
At 1 January	–	1,078
Total gains or losses:
– recognised in profit or loss	–	–
– recognised in other comprehensive income	–	130
Settlements	–	–
Transfers out	–	(1,208)

At 31 December	–	–

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December	–	–

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

16	Fair values of financial instruments not carried at fair value

The classification of financial instruments is determined in accordance with the accounting policies set out in Note 2.

Fair values of financial instruments which are not carried at fair value and bases of valuation

	At 31 December 2013					At 31 December 2012
		Fair value
			Valuation techniques
	Carrying amount US$m	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobserv- able inputs Level 3 US$m	Total US$m	Carrying amount US$m	Fair value US$m
Assets and liabilities not held for sale
Assets
Loans and advances to banks	211,521	–	201,643	9,858	211,501	152,546	152,823
Loans and advances to customers[1]	1,080,304	–	98,932	971,555	1,070,487	997,623	973,741
Financial investments: debt securities	25,084	1,432	23,960	25	25,417	23,413	25,458

Liabilities
Deposits by banks	129,212	–	129,144	52	129,196	107,429	107,392
Customer accounts	1,482,812	–	1,467,812	14,622	1,482,434	1,340,014	1,340,521
Debt securities in issue	104,080	166	101,551	2,941	104,658	119,461	120,779
Subordinated liabilities	28,976	–	29,704	1,309	31,013	29,479	32,159

Loans and advances and customer accounts held for sale[2]
Loans and advances to banks and customers	1,973	–	249	1,731	1,980	6,632	6,387
Customer accounts	2,187	–	2,186	–	2,186	2,990	2,990

1	Level 2 fair value amounts primarily include reverse repos.
2	Including financial instruments within disposal groups held for sale.

Fair values are determined according to the hierarchy set out in Note 15.

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

Items in the course of transmission to other banks

Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’

Endorsements and acceptances

Short-term payables within ‘Other liabilities’

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Carrying amount and fair value of loans and advances to customers by industry sector

	Carrying amount at 31 December
	Not impaired US$m	Impaired US$m	Impairment allowances[1] US$m	Total US$m
2013
Loans and advances to customers	1,059,019	36,428	(15,143)	1,080,304
– personal	391,930	18,798	(6,602)	404,126
– corporate and commercial	529,661	16,877	(8,059)	538,479
– financial	137,428	753	(482)	137,699

2012
Loans and advances to customers	975,064	38,671	(16,112)	997,623
– personal	391,342	23,751	(8,212)	406,881
– corporate and commercial	503,291	14,093	(7,346)	510,038
– financial	80,431	827	(554)	80,704

		Fair value at 31 December
		Not impaired US$m	Impaired US$m	Total US$m
2013
Loans and advances to customers		1,045,900	24,587	1,070,487
– personal		379,353	13,774	393,127
– corporate and commercial		529,586	10,340	539,926
– financial		136,961	473	137,434

2012
Loans and advances to customers		948,822	24,919	973,741
– personal		369,692	15,369	385,061
– corporate and commercial		499,261	9,158	508,419
– financial		79,869	392	80,261

1	Impairment allowances relate to both impaired and not impaired loans and advances.

Analysis of loans and advances to customers by geographical segment

	At 31 December 2013		At 31 December 2012
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Loans and advances to customers
Europe	504,201	501,422	463,440	453,382
Hong Kong	195,549	194,081	173,613	171,926
Rest of Asia-Pacific	147,796	147,488	138,119	138,015
Middle East and North Africa	27,211	26,891	28,086	27,954
North America	161,629	156,500	140,756	128,637
Latin America	43,918	44,105	53,609	53,827

	1,080,304	1,070,487	997,623	973,741

Valuation

The fair value measurement is HSBC’s estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available.

The fair values of loans and advances to customers in the US are substantially lower than their carrying amount, reflecting the market conditions at the balance sheet date. The secondary market demand and estimated value for US loans and advances have been heavily influenced by the challenging economic conditions during the past number of years, including house price depreciation, rising unemployment, changes in consumer behaviour, changes in discount rates and the lack of financing options available to support the purchase of loans and advances. Many investors are non-bank financial institutions or hedge funds with high equity levels and a high cost of debt. For certain consumer loans, investors take a more conservative view of future performance than HSBC. As a result, third parties are likely to assume higher charge-off levels and/or slower voluntary prepayment speeds than HSBC believes will ultimately be the case. The investor discount rates reflect this difference in the overall cost of capital as well as the potential

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

volatility in the underlying cash flow assumptions, the combination of which may yield a significant pricing discount from HSBC’s intrinsic value. The relative fair value of loans and advances to customers increased during 2013 largely due to improved conditions in the housing industry driven by increased property values and, to a lesser extent, lower required market yields and increased investor demand for these types of loans and advances.

The fair value of loans and advances to customers has improved in Europe relative to carrying amounts, primarily in the UK mortgage market where increased competition and Central Bank policies to stimulate lending have reduced interest rates and increased fair values accordingly. The overall improvement in fair value has also benefited from higher valuations of ABSs classified as loans and advances following improved market appetite for such securities.

The fair values of loans and advances to customers in Latin America are higher than their carrying amount, primarily driven by mortgages where the market interest rate remains below the historic average.

Fair values of the following assets and liabilities are estimated for the purpose of disclosure as described below:

Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using valuation models that incorporate a range of input assumptions. These assumptions may include value estimates from third party brokers which reflect over-the-counter trading activity, forward looking discounted cash flow models using assumptions which HSBC believes are consistent with those which would be used by market participants in valuing such loans, and trading inputs from other market participants which includes observed primary and secondary trades.

Loans are grouped, as far as possible, into homogeneous groups and stratified by loans with similar characteristics to improve the accuracy of estimated valuation outputs. The stratification of a loan book considers all material factors including vintage, origination period, estimates of future interest rates, prepayment speeds, delinquency rates, loan-to-value ratios, the quality of collateral, default probability, and internal credit risk ratings.

Valuation techniques are calibrated on a regular basis and tested for validity using prices from observable current market transactions in the same instrument, without modification or repackaging, or are based on any available observable market data.

The fair value of a loan reflects both loan impairments at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans, and the fair value effect of repricing between origination and the balance sheet date.

Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

Deposits by banks and customer accounts

For the purpose of estimating fair value, deposits by banks and customer accounts are grouped by remaining contractual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is approximated by its carrying value.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.

The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet

	At 31 December 2013		At 31 December 2012
	Carrying amount US$m	Fair value[1] US$m	Carrying amount US$m	Fair value US$m
Assets
Loans and advances to HSBC undertakings	53,344	55,332	41,675	42,843

Liabilities
Amounts owed to HSBC undertakings	11,685	11,868	12,856	13,133
Debt securities in issue	2,791	3,124	2,691	3,188
Subordinated liabilities	14,167	16,633	11,907	14,865

1	Fair values were determined using valuation techniques with observable inputs (Level 2).

17	Financial assets designated at fair value

	At 31 December
	2013 US$m	2012 US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	38,062	33,562
– which may be repledged or resold by counterparties	368	20

	38,430	33,582

Treasury and other eligible bills	50	54
Debt securities	12,589	12,551
Equity securities	25,711	20,868

Securities designated at fair value	38,350	33,473
Loans and advances to banks	76	55
Loans and advances to customers	4	54

	38,430	33,582

Securities designated at fair value1

	At 31 December
	2013 US$m	2012 US$m
Fair value
US Treasury and US Government agencies[2]	34	37
UK Government	534	625
Hong Kong Government	113	135
Other government	4,097	4,508
Asset-backed securities[3]	140	158
Corporate debt and other securities	7,721	7,142
Equities	25,711	20,868

	38,350	33,473

1	Included within these figures are debt securities issued by banks and other financial institutions of US$4,419m (2012: US$3,509m), of which US$92m (2012: US$5m) are guaranteed by various governments.
2	Include securities that are supported by an explicit guarantee issued by the US Government.
3	Exclude asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m

Fair value at 31 December 2013
Listed[1]	–	2,773	18,235	21,008
Unlisted	50	9,816	7,476	17,342

	50	12,589	25,711	38,350

Fair value at 31 December 2012
Listed[1]	–	3,007	14,063	17,070
Unlisted	54	9,544	6,805	16,403

	54	12,551	20,868	33,473

1	Included within listed investments are US$1,148m of investments listed on a recognised exchange in Hong Kong (2012: US$931m).

18	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading US$m	Hedging US$m	Total US$m	Trading US$m	Hedging US$m	Total US$m
At 31 December 2013
Foreign exchange	78,652	2,262	80,914	75,350	448	75,798
Interest rate	456,282	2,294	458,576	448,434	4,097	452,531
Equity	18,389	–	18,389	22,573	–	22,573
Credit	9,092	–	9,092	8,926	–	8,926
Commodity and other	2,624	–	2,624	1,786	–	1,786

Gross total fair values	565,039	4,556	569,595	557,069	4,545	561,614

Offset			(287,330)			(287,330)

Total			282,265			274,284

At 31 December 2012
Foreign exchange	68,277	1,227	69,504	70,944	239	71,183
Interest rate	628,162	2,417	630,579	618,808	6,491	625,299
Equity	15,413	–	15,413	19,889	–	19,889
Credit	12,740	–	12,740	13,508	–	13,508
Commodity and other	1,443	–	1,443	1,236	–	1,236

Gross total fair values	726,035	3,644	729,679	724,385	6,730	731,115

Offset			(372,229)			(372,229)

Total			357,450			358,886

Derivative assets and liabilities decreased during the year, driven by a decrease in the fair value of interest rate derivatives as yield curves in major currencies steepened. This resulted in the decrease in gross fair values and a commensurate decrease in the offset amount.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Foreign exchange	1,774	45	1,819	471	–	471
Interest rate	955	15	970	233	–	233

	2,729	60	2,789	704	–	704

At 31 December 2012
Foreign exchange	1,636	–	1,636	760	–	760
Interest rate	2,132	–	2,132	–	–	–

	3,768	–	3,768	760	–	760

Derivatives are financial instruments that derive their value from the price of underlying items such as equities, bonds, interest rates, foreign exchange, credit spreads, commodities and equity or other indices. Derivatives enable users to increase, reduce or alter exposure to credit or market risks.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair value of derivatives is derived is set out on page 488. Derivative assets and liabilities are only offset and reported net in the balance sheet when there is a legally enforceable right to offset and the cash flows are intended to be settled on a net basis.

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

HSBC’s derivative activities give rise to significant open positions in portfolios of derivatives. These positions are managed constantly to ensure that they remain within acceptable risk levels. When entering into derivative transactions, HSBC employs the same credit risk management framework to assess and approve potential credit exposures that it uses for traditional lending.

Trading derivatives

Most of HSBC’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities include market-making and risk management. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume. Risk management activity is undertaken to manage the risk arising from client transactions, with the principal purpose of retaining client margin.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 23% increase in the notional contract amounts of HSBC’s derivatives during 2013 was primarily driven by an increase in the trading volumes of interest rate contracts.

Notional contract amounts of derivatives held for trading purposes by product type

	HSBC		HSBC Holdings
	At 31 December 2013 US$m	At 31 December 2012 US$m	At 31 December 2013 US$m	At 31 December 2012 US$m

Foreign exchange	5,264,978	4,435,729	17,280	17,576
Interest rate	27,056,367	21,355,749	10,304	11,554
Equity	589,903	495,668	–	–
Credit	678,256	901,507	–	–
Commodity and other	77,842	80,219	–	–

	33,667,346	27,268,872	27,584	29,130

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

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios. The notional contract amount of credit derivatives of US$678bn (2012: US$902bn) consisted of protection bought of US$339bn (2012: US$446bn) and protection sold of US$339bn (2012: US$455bn). The credit derivative business operates within the market risk management framework described on page 281.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	2013 US$m	2012 US$m

Unamortised balance at 1 January	181	200
Deferral on new transactions	206	149
Recognised in the income statement during the period:
– amortisation	(105)	(112)
– subsequent to unobservable inputs becoming observable	(39)	(1)
– maturity, termination or offsetting derivative	(77)	(46)
– risk hedged	–	(11)
Exchange differences	1	2

Unamortised balance at 31 December[1]	167	181

1	This amount is yet to be recognised in the consolidated income statement.

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

Notional contract amounts of derivatives held for hedge accounting purposes by product type

	At 31 December 2013		At 31 December 2012
	Cash flow hedge US$m	Fair value hedge US$m	Cash flow hedge US$m	Fair value hedge US$m
HSBC
Foreign exchange	25,799	226	16,716	112
Interest rate	201,197	90,354	182,688	75,505

	226,996	90,580	199,404	75,617

			Fair value hedge at 31 December
			2013 US$m	2012 US$m
HSBC Holdings
Foreign exchange			1,120	–
Interest rate			1,977	–

			3,097	–

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

Fair value of derivatives designated as fair value hedges

	At 31 December 2013		At 31 December 2012
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m
HSBC
Foreign exchange	5	–	–	–
Interest rate	1,163	2,889	199	4,450

	1,168	2,889	199	4,450
HSBC Holdings
Foreign exchange	45	–	–	–
Interest rate	15	–	–	–

	60	–	–	–

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Gains or losses arising from fair value hedges

	2013 US$m	2012 US$m	2011 US$m
HSBC
Gains/(losses):
– on hedging instruments	1,997	(898)	(4,082)
– on the hedged items attributable to the hedged risk	(1,932)	871	3,858

	65	(27)	(224)
HSBC Holdings
Gains/(losses):
– on hedging instruments	14	–	–
– on the hedged items attributable to the hedged risk	(21)	–	–

	(7)	–	–

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

Fair value of derivatives designated as cash flow hedges

	At 31 December 2013		At 31 December 2012
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	2,257	439	1,230	200
Interest rate	1,131	1,208	2,218	2,041

	3,388	1,647	3,448	2,241

Forecast principal balances on which interest cash flows are expected to arise
	3 months or less US$m	More than 3 months but less than 1 year US$m	5 years or less but more than 1 year US$m	More than 5 years US$m
At 31 December 2013
Assets	135,857	124,670	89,405	2,156
Liabilities	(60,402)	(46,990)	(38,406)	(10,221)

Net cash inflows/(outflows) exposure	75,455	77,680	50,999	(8,065)

At 31 December 2012
Assets	112,846	93,072	72,557	5,055
Liabilities	(68,534)	(43,800)	(29,401)	(4,777)

Net cash inflows exposure	44,312	49,272	43,156	278

This table reflects the interest rate repricing profile of the underlying hedged items.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the year to 31 December 2013 a gain of US$22m (2012: gain of US$35m; 2011: gain of US$26m) was recognised due to hedge ineffectiveness.

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 31 December 2013, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of US$4m (2012: US$3m), liabilities of US$23m (2012: US$50m) and notional contract values of US$2,840m (2012: US$2,654m).

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2013 that arose from hedges in foreign operations was nil (2012 and 2011: nil).

19	Financial investments

			At 31 December
			2013 US$m	2012 US$m
Financial investments:
– not subject to repledge or resale by counterparties			394,207	399,613
– which may be repledged or resold by counterparties			31,718	21,488

			425,925	421,101

Carrying amount and fair value of financial investments
	At 31 December 2013		At 31 December 2012
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	78,111	78,111	87,550	87,550
– available for sale	78,111	78,111	87,550	87,550

Debt securities	338,674	339,007	327,762	329,807
– available for sale	313,590	313,590	304,349	304,349
– held to maturity	25,084	25,417	23,413	25,458

Equity securities	9,140	9,140	5,789	5,789
– available for sale	9,140	9,140	5,789	5,789

Total financial investments	425,925	426,258	421,101	423,146

Financial investments at amortised cost and fair value
			Amortised cost[1] US$m	Fair value[2] US$m
At 31 December 2013
US Treasury			50,369	50,421
US Government agencies[3]			19,211	18,771
US Government sponsored entities[3]			5,263	5,445
UK Government			23,565	23,580
Hong Kong Government			49,570	49,579
Other government			153,619	156,208
Asset-backed securities[4]			25,961	24,115
Corporate debt and other securities			87,469	88,999
Equities			8,081	9,140

			423,108	426,258

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Amortised cost[1] US$m	Fair value[2] US$m
At 31 December 2012
US Treasury	60,657	61,925
US Government agencies[3]	22,579	23,500
US Government sponsored entities[3]	5,262	5,907
UK Government	17,018	17,940
Hong Kong Government	42,687	42,711
Other government	146,507	149,179
Asset-backed securities[4]	29,960	26,418
Corporate debt and other securities	86,099	89,777
Equities	4,284	5,789

	415,053	423,146
At 31 December 2011
US Treasury	43,848	45,283
US Government agencies[3]	25,079	26,093
US Government sponsored entities[3]	4,425	5,056
UK Government	32,165	33,603
Hong Kong Government	33,359	33,374
Other government	125,623	127,049
Asset-backed securities[4]	35,096	28,625
Corporate debt and other securities	94,110	95,233
Equities	5,122	7,210

	398,827	401,526

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions of US$55,303m (2012: US$59,908m; 2011: US$68,334m;), of which US$8,946m (2012: US$6,916m; 2011: US$17,079m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions was US$55,467m (2012: US$60,616m; 2011: US$68,765m).
3	Include securities that are supported by an explicit guarantee issued by the US Government.
4	Exclude asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale US$m	Debt securities available for sale US$m	Debt securities held to maturity US$m	Equity securities available for sale US$m	Total US$m
Carrying amount at 31 December 2013
Listed[1]	1,404	134,473	6,176	3,950	146,003
Unlisted[2]	76,707	179,117	18,908	5,190	279,922

	78,111	313,590	25,084	9,140	425,925

Carrying amount at 31 December 2012
Listed[1]	3,284	113,399	5,599	536	122,818
Unlisted[2]	84,266	190,950	17,814	5,253	298,283

	87,550	304,349	23,413	5,789	421,101

1	The fair value of listed held-to-maturity debt securities as at 31 December 2013 was US$6,281m (2012: US$6,123m). Included within listed investments were US$2,832m (2012: US$3,512m) of investments listed on a recognised exchange in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturities of investments in debt securities at their carrying amount

	At 31 December
	2013 US$m	2012 US$m

Remaining contractual maturity of total debt securities:
1 year or less	81,215	67,268
5 years or less but over 1 year	154,580	157,075
10 years or less but over 5 years	50,998	47,123
Over 10 years	51,881	56,296

	338,674	327,762

Remaining contractual maturity of debt securities available for sale:
1 year or less	78,222	65,500
5 years or less but over 1 year	146,200	149,195
10 years or less but over 5 years	44,556	39,498
Over 10 years	44,612	50,156

	313,590	304,349

Remaining contractual maturity of debt securities held to maturity:
1 year or less	2,993	1,768
5 years or less but over 1 year	8,380	7,880
10 years or less but over 5 years	6,442	7,625
Over 10 years	7,269	6,140

	25,084	23,413

Contractual maturities and weighted average yields of investment debt securities at 31 December 2013

	Within one year		After one year but within five years		After five years but within ten years		After ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%

Available for sale
US Treasury	11,876	0.3	29,185	0.7	5,871	2.2	1,991	4.1
US Government agencies	–	–	46	2.1	98	2.1	18,802	2.6
US Government-sponsored agencies	50	0.4	821	2.3	2,773	3.3	775	3.8
UK Government	–	–	12,129	3.6	10,165	7.2	644	5.1
Hong Kong Government	773	1.8	109	0.7	–	–	–	–
Other governments	49,919	2.5	63,276	3.2	10,212	5.1	2,432	5.2
Asset-backed securities	72	1.7	1,681	2.4	6,666	0.7	17,524	0.8
Corporate debt and other securities	15,244	2.9	36,703	2.0	8,136	2.0	4,249	3.3

Total amortised cost	77,934		143,950		43,921		46,417

Total carrying value	78,222		146,200		44,556		44,612

Held to maturity
US Treasury	1	4.0	55	4.8	59	4.8	109	4.2
US Government agencies	–	–	1	7.6	2	7.7	262	6.5
US Government-sponsored agencies	1	8.0	1	6.9	2	8.0	843	6.1
Hong Kong Government	–	–	30	0.4	28	2.7	2	1.2
Other governments	267	4.1	317	4.5	278	4.9	661	4.8
Asset-backed securities	–	–	–	–	–	–	18	6.2
Corporate debt and other securities	2,724	3.9	7,976	3.7	6,073	4.1	5,374	4.1

Total amortised cost	2,993		8,380		6,442		7,269

Total carrying value	2,993		8,380		6,442		7,269

The maturity distributions of asset-backed securities are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2013 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

20	Transfers of financial assets

HSBC enters into transactions in the normal course of business by which it transfers financial assets to third parties including structured entities (‘SEs’). Depending on the circumstances, these transfers may either result in these financial assets being derecognised or continuing to be recognised.

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

•

Derecognition does not occur when HSBC transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, but either:

(i)	retains substantially all of the risks and rewards of ownership of the transferred asset; or

(ii)	neither retains nor transfers substantially all of the risks and rewards of ownership but has retained control of the financial asset. In this situation, the financial assets are recognised on the balance sheet to the extent of HSBC’s continuing involvement.

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

Other transactions that do not qualify for full derecognition include other sales where the counterparty’s recourse is only to the transferred asset. ‘Other sales (recourse to transferred asset only)’ in the table below includes a Canadian government sponsored securitisation programme, where HSBC Bank Canada assigns ownership and its right to sell or pledge residential mortgages. HSBC Bank Canada remains exposed to credit and interest rate risk on the assigned residential mortgages, which continue to be recorded as loans and advances. Third party funds received by HSBC Bank Canada under the programme are accounted for as secured borrowings and presented as debt securities in issue on the consolidated balance sheet.

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

Financial assets not qualifying for full derecognition and associated financial liabilities

	Carrying amount of assets before transfer	Carrying amount of transferred assets	Carrying amount of associated liabilities	Fair value of transferred assets	Fair value of associated liabilities	Net position
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Repurchase agreements		125,508	126,175
Securities lending agreements		9,175	8,884
Other sales (recourse to transferred asset only)		6,707	7,019	6,827	6,707	120
Securitisations recognised to the extent of continuing involvement	17,427	16	8	16	8	8

At 31 December 2012
Repurchase agreements		122,130	121,589
Securities lending agreements		5,891	5,820
Other sales (recourse to transferred asset only)		9,727	9,733	9,767	9,856	(89)
Securitisations recognised to the extent of continuing involvement	17,427	12	6	12	6	6

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial assets qualifying for full derecognition and associated financial liabilities by type of continuing involvement

	At 31 December				For the year
	Carrying amount					Gain or		Income/
	of continuing		Fair value of			loss	Income/	(expenses)
	involvement in		continuing		Maximum	recognised	(expenses)	recognised
	the balance sheet		involvement		exposure	at transfer	recognised	cumulat-
	Assets	Liabilities	Assets	Liabilities	to loss	date	in year	ively
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest in structured entities
2013	305	–	307	–	305	10	8	68
2012	393	–	354	–	393	10	8	58

The assets in the table above represent our continuing involvement in securitisations where HSBC has transferred assets to an unconsolidated SE, but has retained some of the notes issued by the SE. These notes are reported in loans and advances to customers. The maximum exposure to loss is the carrying amount of the notes.

21	Interests in associates and joint ventures

Associates

At 31 December 2013, the carrying amount of HSBC’s interests in associates was US$16,417m (2012: US$17,523m).

Principal associates of HSBC

	At 31 December 2013			At 31 December 2012
	Carrying amount US$m		Fair value[1] US$m	Carrying amount US$m	Fair value[1] US$m

Listed
Bank of Communications Co., Limited	13,412		9,954	11,770	10,633
Industrial Bank Co., Limited	–		–	2,851	3,665
The Saudi British Bank	2,437		4,693	2,135	3,189

	15,849		14,647	16,756	17,487

1 Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).
	At 31 December 2013
	Country of incorporation and principal place of business		Principal activity	HSBC’s interest in equity capital	Issued equity capital

Bank of Communications Co., Limited	PRC	[1]	Banking services	19.03%	RMB74,263m
The Saudi British Bank	Saudi Arabia		Banking services	40.00%	SR10,000m

1	People’s Republic of China.

Details of all HSBC associates and joint ventures, as required under Section 409 of the Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

HSBC had US$13,412m (2012: US$11,770m) of interests in associates listed in Hong Kong.

HSBC’s interest in Industrial Bank Co., Limited (‘Industrial Bank’) was equity accounted with effect from May 2004. HSBC’s significant influence was established as a result of representation on Industrial Bank’s Board of Directors. In January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties which diluted HSBC’s equity holding from 12.8% to 10.9%. As a result of this and other factors, HSBC is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the interest as an associate from that date, giving rise to a gain of US$1.1bn recognised in other operating income. Thereafter, the holding was recognised as an available-for-sale financial investment.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Bank of Communications Co., Limited (‘BoCom’)

HSBC’s investment in BoCom was equity accounted with effect from August 2004. HSBC’s significant influence in BoCom was established as a result of representation on the Board of Directors and, in accordance with the Technical Cooperation and Exchange Programme, HSBC is assisting in the maintenance of financial and operating policies and a number of staff have been seconded to assist in this process.

Impairment testing

As at 31 December 2013, the fair value of HSBC’s investment in BoCom had been below the carrying amount for approximately 20 months, apart from a short period in 2013. As a result, we performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment as at 31 December 2013.

Basis of recoverable amount

The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value-in-use (‘VIU’) calculation, with its carrying amount. The VIU calculation used discounted cash flow projections based on management’s estimates. Cash flows beyond the short to medium-term were then extrapolated in perpetuity using a long-term growth rate. Management judgement is required in estimating the future cash flows of BoCom. The projected values are particularly sensitive to the following key assumptions.

Key assumptions in VIU calculation

Long-term growth rate: the growth rate is 5% for periods after 2018 and does not exceed forecast GDP growth in China.

Discount rate: the discount rate of 13% is derived from a range of values obtained by applying a Capital Asset Pricing Model (‘CAPM’) calculation for BoCom, using market data. Management supplements this by comparing the rates derived from the CAPM with discount rates available from external sources, and HSBC’s discount rate for evaluating investments in mainland China. The discount rate used is within the range of 10.5% to 15% indicated by the CAPM and external sources.

Loan impairment charge as a percentage of customer advances: the ratio used increases from 0.64% to 1% in the short to medium term. The long-term ratio is assumed to revert to a historical rate of 0.64%. The rates are within the medium-term range forecast of 0.55% and 1.20% used by external analysts.

Management’s judgement in estimating the VIU

In 2013, the impairment testing model for BoCom was changed to reflect the expected regulatory impact on cash flow projections. The changes reduced the projected available cash flows by including a regulatory cap on the loan-to-deposit ratio and by retaining a proportion of cash flows to maintain capital ratio requirements above the expected regulatory minima. If these changes had been made as at 31 December 2012, the VIU would still have been above the carrying amount as at that date.

VIU was US$14bn, or US$0.6bn (‘headroom’) in excess of the carrying amount of the investment in BoCom of US$13.4bn as at 31 December 2013. The carrying amount increased by US$1.6bn during 2013. At the point where the carrying amount exceeds the value in use, the carrying amount would be reduced to equal value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

Sensitivity analyses were performed on each key assumption to ascertain the impact of reasonably possible changes in assumptions. The following changes to the key assumptions used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Change to key assumption to reduce headroom to nil

Discount rate	Increase by 20 basis points
Long-term growth rate	Decrease by 23 basis points
Loan impairment charge as a percentage of customer advances	Increase by 0.12% in each of the years from 2013 to 2018 respectively

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The following illustrates the impact on VIU of reasonably possible changes to key assumptions:

	Favourable change		Current model	Unfavourable change
	US$bn	US$bn	US$bn	US$bn	US$bn
Carrying value
Long-term growth rate (basis points)	+50	+100	5%	-50	-100
VIU	15.4	16.9	14.0	12.9	11.8
Increase/(decrease) in VIU	1.4	2.9		(1.1)	(2.2)

Discount rate (basis points)	-50	-100	13%	+50	+100
VIU	15.6	17.3	14.0	12.7	11.6
Increase/(decrease) in VIU	1.6	3.3		(1.3)	(2.4)

Loan impairment charge as a percentage of customer advances	0.64% throughout		2013 to 2018: 0.64% to 1% 2019 onwards 0.64%	1% from 2014 to 2018
VIU	14.8		14.0	13.5
Increase/(decrease) in VIU	0.8			(0.5)

Selected financial information of BoCom

The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2013, HSBC included the associate’s results on the basis of financial statements made up for the 12 months to 30 September 2013, taking into account changes in the subsequent period from 1 October 2013 to 31 December 2013 that would have materially affected the results. BoCom’s results announcements for the nine months ended 30 September formed the bases for the 12 month financial statements which include adjustments made by HSBC when applying equity accounting.

	At 30 September 2013 US$m	At 30 September 2012 US$m

Selected balance sheet information of BoCom
Cash and balances at central banks	142,209	131,044
Loans and advances to banks and other financial institutions	88,049	82,042
Loans and advances to customers	516,161	445,958
Other financial assets	165,521	138,283
Other assets	34,392	25,997

Total assets	946,332	823,324

Deposits by banks and other financial institutions	170,916	151,147
Customer accounts	667,588	579,158
Other financial liabilities	20,564	16,177
Other liabilities	19,655	18,072

Total liabilities	878,723	764,554

Total equity	67,609	58,770

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements as at 31 December 2013
HSBC’s share of total shareholders’ equity	12,810	11,142
Add: Goodwill	541	524
Add: Intangible assets	61	104

Carrying amount	13,412	11,770

	For the 12 months ended 30 September 2013
	2013 US$m	2012 US$m

Selected income statement information of BoCom
Net interest income	20,768	18,404
Net fee and commission income	4,010	3,118
Loan impairment charges	(2,811)	(2,153)
Depreciation and amortisation	(809)	(689)
Tax expense	(2,823)	(2,618)
Profit for the year	10,099	9,002
Other comprehensive income	(375)	250
Total comprehensive income	9,724	9,264
Dividends received from BoCom	549	188

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Summarised aggregate financial information in respect of all associates excluding BoCom

	2013 US$m	2012 US$m

Carrying amount	3,005	5,753

HSBC’s share of:
– total assets	21,007	80,659
– total liabilities	18,056	74,960
– revenues	927	9,825
– profit or loss from continuing operations	408	1,851
– other comprehensive income	9	243
– total comprehensive income	417	2,094

Joint ventures

At 31 December 2013, the carrying amount of HSBC’s interests in joint ventures was US$223m (2012: US$311m).

Principal joint ventures of HSBC

	2013
	Country of incorporation and principal place of business	Principal activity	HSBC’s interest in equity capital	Issued equity capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment banking	49.00%	SR500m

Vaultex UK Limited	England	Cash management	50.00%	£10m

Summarised aggregate financial information in respect of all joint ventures

	2013 US$m	2012 US$m

Carrying amount	223	311

HSBC’s share of:
– total assets	734	2,166
– total liabilities	526	1,885
– revenues	251	347
– profit or loss from continuing operation	39	36
– other comprehensive income	–	3
– total comprehensive income	39	39

Associates and joint ventures

For the year ended 31 December 2013, HSBC’s share of associates and joint ventures’ tax on profit was US$556m (2012: US$959m), which is included within ‘Share of profit in associates and joint ventures’ in the income statement.

Movements in interests in associates and joint ventures

	2013 US$m	2012 US$m

At 1 January	17,834	20,399
Additions	26	1,804
Disposals	(3,148)	(7,580)
Share of results	2,325	3,557
Dividends	(694)	(489)
Exchange differences	396	60
Share of other comprehensive income/(expense) of associates and joint ventures	(35)	311
Other movements	(64)	(228)

At 31 December	16,640	17,834

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Goodwill included in carrying amount of associates and joint ventures

	2013 US$m	2012 US$m
Gross amount
At 1 January	670	1,551
Disposals	(75)	(874)
Exchange differences	13	3
Other changes	–	(10)

At 31 December[1]	608	670

1	Includes the carrying amount of goodwill arising from joint ventures of US$15m (2012: US$30m).

22	Goodwill and intangible assets

	At 31 December
	2013 US$m	2012 US$m

Goodwill	21,179	21,390
Present value of in-force long-term insurance business (‘PVIF’)	5,335	4,847
Other intangible assets	3,404	3,616

	29,918	29,853

Goodwill

Reconciliation of goodwill

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Gross amount
At 1 January 2013	14,660	114	1,020	60	8,339	3,646	27,839
Disposals	–	–	–	–	–	(1)	(1)
Exchange differences	596	6	(135)	(5)	(2)	(132)	328
Reclassified to held for sale[1]	(611)	–	–	–	–	(272)	(883)
Reinstated from held for sale	332	–	–	–	–	–	332
Other	–	–	11	–	(476)	–	(465)

At 31 December 2013	14,977	120	896	55	7,861	3,241	27,150

Accumulated impairment losses
At 1 January 2013	–	–	–	–	(6,449)	–	(6,449)
Exchange differences	–	–	–	–	2	–	2
Other	–	–	–	–	476	–	476

At 31 December 2013	–	–	–	–	(5,971)	–	(5,971)

Net carrying amount at 31 December 2013	14,977	120	896	55	1,890	3,241	21,179

Gross amount
At 1 January 2012	14,433	124	1,063	63	8,747	3,765	28,195
Disposals	(2)	(4)	(5)	–	–	(21)	(32)
Exchange differences	229	(6)	(38)	(3)	–	23	205
Reclassified to held for sale	–	–	–	–	(408)	(121)	(529)

At 31 December 2012	14,660	114	1,020	60	8,339	3,646	27,839

Accumulated impairment losses
At 1 January 2012	–	–	–	–	(6,857)	–	(6,857)
Reclassified to held for sale	–	–	–	–	408	–	408

At 31 December 2012	–	–	–	–	(6,449)	–	(6,449)

Net carrying amount at 31 December 2012	14,660	114	1,020	60	1,890	3,646	21,390

1	During the year, goodwill in Europe amounting to US$611m was reclassified to assets held for sale following the decision to sell the private banking operations of HSBC Private Bank Holdings (Suisse) SA. On transfer to held for sale, a write down of the disposal group by US$279m was recorded and allocated to goodwill. Following the later decision to retain the private banking operations in Monaco, the reclassification of the private banking operations in Monaco out of held for sale resulted in the reinstatement of the remaining goodwill.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Impairment testing

Timing of impairment testing

HSBC’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed as at 1 July each year. In line with the accounting policy described in Note 2(p), goodwill is also retested for impairment whenever there is an indication that it may be impaired. For the purpose of impairment testing, the Group’s CGUs are based on geographical regions subdivided by global businesses. The CGUs represent the lowest level at which goodwill is monitored for internal management purposes. For the Global Private Banking – Europe CGU, reduced forecast cash flows in management’s latest approved plan was an indicator of goodwill impairment leading to a retest at 31 December 2013. For other CGUs there was no indication of impairment in the period to 31 December 2013 and therefore goodwill has not been retested since 1 July 2013.

Basis of the recoverable amount – value in use or fair value less costs to sell

The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date for 2012 and 2013.

For each significant CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates. The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of the business units making up the CGUs. For the goodwill impairment test conducted at 1 July 2013, management’s cash flow projections until the end of 2017 were used. For the retest of goodwill impairment for the Global Private Banking – Europe CGU at 31 December 2013, management’s cash flow projections until the end of 2018 were used.

Key assumptions in VIU calculation and management’s approach to determining the values assigned to each key assumption

	Goodwill at 1 July 2013	Discount rate	Nominal growth rate beyond initial cash flow projections
	US$m	%	%
2013
Cash-generating unit
Retail Banking and Wealth Management – Europe	4,135	8.0	3.9
Commercial Banking – Europe	3,062	10.0	3.8
Global Private Banking – Europe	3,607	7.3	3.0
Global Banking and Markets – Europe	3,101	9.9	3.7
Retail Banking and Wealth Management – Latin America	1,812	11.2	8.6

	15,717

2012
Cash-generating unit
Retail Banking and Wealth Management – Europe	4,054	10.0	3.9
Commercial Banking – Europe	2,968	10.2	3.7
Global Private Banking – Europe	4,139	9.1	3.2
Global Banking and Markets – Europe	3,016	10.2	3.5
Retail Banking and Wealth Management – Latin America	1,994	15.3	8.7

	16,171

At 1 July 2013, aggregate goodwill of US$4,550m (1 July 2012: US$4,741m) had been allocated to CGUs that were not considered individually significant. The Group CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

Nominal long-term growth rate: this growth rate reflects GDP and inflation for the countries within which the CGU operates. The rates are based on IMF forecast growth rates as these rates are regarded as the most relevant estimate of likely future trends. The rates used for 2013 and 2012 do not exceed the long-term growth rate for the countries within which the CGU operates.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Discount rate: the discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a CAPM. The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM with cost of capital rates produced by external sources. HSBC uses externally-sourced cost of capital rates where, in management’s judgement, those rates reflect more accurately the current market and economic conditions. For 2013 and 2012, internal costs of capital rates were consistent with externally-sourced rates.

Management’s judgement in estimating the cash flows of a CGU: the cash flow projections for each CGU are based on plans approved by the Group Management Board. The key assumptions in addition to the discount rate and nominal long-term growth rate for each significant CGU are discussed below.

Global Private Banking – Europe: the cash flow forecast for GBP – Europe primarily reflects the repositioning of the business that is underway to concentrate on clients aligned with the Group’s priorities. Revenues in GPB – Europe are predominately generated through HSBC’s client relationships and the key assumption in the cash flow forecast is the level of assets under management and profitability therein following the strategic repositioning. The cash flow forecast includes increased profitability in GPB – Europe which is dependent on management achieving the planned strategic repositioning.

At 1 July 2013, GPB – Europe had an excess of recoverable amount over carrying amount (‘headroom’) of US$4.5bn. At 31 December 2013, headroom was US$0.4bn based on goodwill at that point of US$4.1bn. The change in goodwill carrying value between 1 July 2013 and 31 December 2013 arises from the partial reinstatement of goodwill classified as held for sale at 1 July 2013 as well as retranslating goodwill into the presentation currency of the group. For the test of goodwill impairment at 31 December 2013 for GPB – Europe, in addition to updated cash flow forecasts the nominal long-term growth rate was updated to 3.3% and the discount rate updated to 7.6%.

The following changes to the key assumptions used in the value in use calculation would be necessary in order to reduce headroom to nil:

Key assumption	Change to key assumption to reduce headroom to nil

Discount rate	Increase by 23 basis points

Nominal growth rate beyond initial cash flow projection	Decrease by 27 basis points

Cash flow projection over the forecast period	Decrease by 5.2%

Retail Banking and Wealth Management – Europe and Commercial Banking – Europe: the assumptions included in the cash flow projections for RBWM – Europe and CMB – Europe reflect the economic environment and financial outlook of the European countries within these two CGUs. Key assumptions include the level of interest rates, nominal GDP growth, competitors’ positions within the market and the level and change in unemployment rates. While current economic conditions in Europe continue to be challenging, management’s cash flow projections are based primarily on these prevailing conditions. Risks include slower than expected growth and an uncertain regulatory environment. RBWM – Europe specifically, is sensitive to further customer remediation and regulatory actions. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of RBWM – Europe or CMB – Europe.

Global Banking and Markets – Europe: the key assumption included in the cash flow projection for GB&M – Europe is that European markets will continue to recover during 2014. Accordingly, recovery in European revenues is assumed to continue over the projection period to 2017. Interest rate fluctuations would put further pressure on European markets revenue recovery. Our ability to achieve the forecast cash flows for GB&M – Europe could be adversely impacted by regulatory change during the forecast period including but not limited to the extent that the recommendations set out in the Final Report by the Independent Commission on Banking are implemented. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of GB&M – Europe.

Retail Banking and Wealth Management – Latin America: the assumptions included in the cash flow projections for RBWM – Latin America reflect the economic environment and financial outlook of the countries within this

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

CGU, with Brazil and Mexico being the two largest. Key assumptions include growth in lending and deposit volumes and the credit quality of the loan portfolios. Mexico in particular is sensitive to economic conditions in the US which could constrain demand. Potential challenges include unfavourable economic conditions restricting client demand and competitor pricing constraining margins. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of RBWM – Latin America.

Present value of in-force long-term insurance business (‘PVIF’)

Our life insurance business is accounted for using the embedded value approach which, inter alia, provides a risk and valuation framework. The PVIF asset at 31 December 2013 was US$5.3bn (2012: US$4.8bn), representing the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from long-term insurance business and the long-term investment contracts with DPF in force at the balance sheet date.

Movements in PVIF

  (Audited)

	2013	2012
	PVIF US$m	PVIF US$m

At 1 January	4,847	4,092

Value of new business written during the year[1]	924	1,027
Movements arising from in-force business:
– expected return	(505)	(420)
– experience variances[2]	(20)	12
– changes in operating assumptions	186	(3)
Investment return variances	42	(18)
Changes in investment assumptions	(120)	78
Other adjustments[3]	18	61

Change in PVIF of long-term insurance business	525	737

Exchange differences and other	(37)	18

At 31 December	5,335	4,847

1	Value of net new business during the year is the present value of the projected stream of profits from the business.
2	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year to the extent this affects profits on future business.
3	Other adjustments for 2012 included a one-off gain of US$119m for a PVIF asset recognised on linked insurance business in Brazil.

In the PVIF calculation, expected cash flows are projected after adjusting for a variety of assumptions made by each insurance operation to reflect local market conditions and management’s judgement of future trends, and after applying risk margins to reflect any uncertainty in the underlying assumptions. The main assumptions relate to economic and non-economic assumptions and policyholder behaviour. Variations in actual experience and changes to assumptions can contribute to volatility in the results of the insurance business.

The key drivers of the movement in the value of the PVIF asset are the expected cash flows from:

•	new business adjusted for anticipated maturities and assumptions relating to policyholder behaviour (‘Value of new business written during the year’);

•	unwind of the discount rate less the reversal of expected cash flows for the period (‘Expected return’);

•	changes in non-economic operating assumptions such as mortality or lapse rates (‘Change in operating assumptions’);

•	the effects of changes in projected future cash flows associated with operating assumption experience variances compared with those assumed at the start of the period (‘Experience variances’);

•	changes related to future investment returns (‘Changes in investment assumptions’); and

•	the effect of actual investment experience on existing assets compared with the assumptions at the start of the period (‘Investment return variances’).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The valuation of the PVIF asset includes explicit risk margins for non-economic risks in the projection assumptions and explicit allowances for financial options and guarantees using stochastic methods. Risk discount rates are set on an active basis with reference to market risk-free yields.

Key assumptions used in the computation of PVIF for main life insurance operations

Economic assumptions are set in each country in a way that is consistent with observable market values where deep and liquid markets exist. When economic assumptions are set for a term that is beyond the observable range or the observable values are not appropriate with regard to the nature and term of liabilities, we use relevant historical data and research analyses performed by the Group’s Economic Research team and internationally reputable consultants in deriving the assumptions.

	2013			2012
	UK	Hong Kong	France	UK	Hong Kong	France
	%	%	%	%	%	%

Risk free rate	2.45	2.31	2.38	1.53	0.60	2.12
Risk discount rate	2.95	7.41	4.69	2.03	7.46	4.05
Expense inflation	3.39	3.00	2.00	2.84	3.00	2.00

Sensitivity to changes in economic assumptions

The Group sets the risk discount rate applied to the PVIF calculation by starting from an observed risk-free rate curve and adding explicit allowances for risks not reflected in the best estimate cash flow modelling. Where shareholders provide guarantees and options to policyholders the cost of these options and guarantees is an explicit reduction to PVIF, unless it is already allowed for as an explicit addition to the technical provisions required by regulators. See page 254 for further details of these guarantees.

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

	2013 US$m	2012 US$m

Effect on PVIF at 31 December of:
+ 100 basis point shift in risk-free rate	184	137
– 100 basis point shift in risk-free rate	(289)	(191)

Sensitivity to changes in non-economic assumptions

Policyholder liabilities and PVIF for life manufacturers are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of PVIF to reasonably possible changes in these non-economic assumptions at that date across all our insurance manufacturing subsidiaries.

	2013 US$m	2012 US$m

Effect on PVIF at 31 December of:
10% increase in mortality and/or morbidity rates	(84)	(115)
10% decrease in mortality and/or morbidity rates	84	111
10% increase in lapse rates	(154)	(156)
10% decrease in lapse rates	173	178
10% increase in expense rates	(109)	(114)
10% decrease in expense rates	110	114

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other intangible assets

Movement of intangible assets excluding goodwill and the PVIF

	Internally generated software	Other	Total
	US$m	US$m	US$m

Cost
At 1 January 2013	5,703	3,345	9,048
Additions	731	142	873
Disposals	(117)	(196)	(313)
Amount written off	(57)	(47)	(104)
Other changes	(261)	(269)	(530)

At 31 December 2013	5,999	2,975	8,974

Accumulated amortisation
At 1 January 2013	(3,469)	(1,963)	(5,432)
Charge for the year[1]	(675)	(179)	(854)
Impairment	(39)	(4)	(43)
Disposals	111	167	278
Amount written off	57	47	104
Other changes	206	171	377

At 31 December 2013	(3,809)	(1,761)	(5,570)

Net carrying amount at 31 December 2013	2,190	1,214	3,404

Cost
At 1 January 2012	5,598	3,315	8,913
Additions	765	277	1,042
Disposals	(32)	(189)	(221)
Amount written off	(680)	(60)	(740)
Other changes	52	2	54

At 31 December 2012	5,703	3,345	9,048

Accumulated amortisation
At 1 January 2012	(3,437)	(1,872)	(5,309)
Charge for the year[1]	(645)	(334)	(979)
Impairment	(63)	(5)	(68)
Disposals	28	183	211
Amount written off	680	60	740
Other changes	(32)	5	(27)

At 31 December 2012	(3,469)	(1,963)	(5,432)

Net carrying amount at 31 December 2012	2,234	1,382	3,616

1	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights which is recognised in ‘Net fee income’. The revaluation net of amortisation charge for mortgage servicing rights was a credit of US$34m in 2013 (2012: amortisation charge of US$78m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

23	Property, plant and equipment

	Freehold and leasehold land and buildings	Equipment, fixtures and fittings	Total
	US$m	US$m	US$m
Cost or fair value
At 1 January 2013	9,427	11,771	21,198
Additions at cost	1,022	958	1,980
Fair value adjustments	149	–	149
Disposals	(329)	(666)	(995)
Other changes	(230)	(175)	(405)

At 31 December 2013	10,039	11,888	21,927

Accumulated depreciation and impairment
At 1 January 2013	(2,379)	(8,231)	(10,610)
Depreciation and impairment	(339)	(1,025)	(1,364)
Disposals	174	554	728
Other changes	111	55	166

At 31 December 2013	(2,433)	(8,647)	(11,080)

Net carrying amount at 31 December 2013	7,606	3,241	10,847

Cost or fair value
At 1 January 2012	9,209	11,650	20,859
Additions at cost	433	1,066	1,499
Fair value adjustments	72	–	72
Disposals	(209)	(929)	(1138)
Other changes	(78)	(16)	(94)

At 31 December 2012	9,427	11,771	21,198

Accumulated depreciation and impairment
At 1 January 2012	(2,057)	(7,937)	(9,994)
Depreciation and impairment	(354)	(1,130)	(1,484)
Disposals	97	857	954
Other changes	(65)	(21)	(86)

At 31 December 2012	(2,379)	(8,231)	(10,610)

Net carrying amount at 31 December 2012	7,048	3,540	10,588

Investment properties

Freehold and leasehold land and buildings include US$1,945m of investment properties at 31 December 2013 (31 December 2012: US$1,334m). Investment properties are valued on a market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent more than 75% by value of HSBC’s investment properties subject to revaluation, were valued by DTZ Debenham Tie Leung Limited whose valuers are members of the Hong Kong Institute of Surveyors. Properties in other countries, which represent 25% by value of HSBC’s investment properties, were valued by different independent professionally qualified valuers.

At 31 December 2013, the classification of land and buildings in Hong Kong in accordance with Hong Kong Companies Ordinance requirements was long leasehold US$1,309m (2012: US$1,319m), medium leasehold US$2,472m (2012: US$1,600m) and short leasehold US$2m (2012: US$3m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

24	Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2013
	Country of incorporation or registration		HSBC’s interest in equity capital %	Issued equity capital		Share class
Europe
HSBC Asset Finance (UK) Limited	England		100	£265m		Ordinary £1
HSBC Bank A.S.	Turkey		100	TRL652m		A–Common TRL1 B–Common TRL1
HSBC Bank plc	England		100	£797m		Ordinary £1 Preferred Ordinary £1 Series 2 Third Dollar Preference US$0.01 Third Dollar Preference US$0.01
HSBC France	France		99.99	€337m		Shares €5.00
HSBC Private Banking Holdings (Suisse) SA	Switzerland		100	CHF1,363m		Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG	Germany		80.62	€75.4m		Shares of no par value

Hong Kong
Hang Seng Bank Limited[1]	Hong Kong		62.14	HK$9,559m		Ordinary HK$5.00
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong		100	HK$85,319m		Ordinary HK$2.50 CIP[2] US$1.00 CRP[3] US$1.00 NIP[4] US$1.00
HSBC Life (International) Limited	Bermuda		100	HK$4,178m		Ordinary HK$1.00

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia		100	A$811m		Ordinary no par value
HSBC Bank (China) Company Limited	PRC	[5]	100	RMB15,400m		Ordinary CNY1.00
HSBC Bank Malaysia Berhad	Malaysia		100	RM115m		Ordinary RM0.50
HSBC Bank (Vietnam) Limited	Vietnam		100	VND3,000,000m		Ordinary VND1.00
HSBC Bank (Taiwan) Limited	Taiwan		100	TWD30,000m		Ordinary TWD10.00

Middle East and North Africa
HSBC Bank Middle East Limited	Jersey		100	US$931m		Ordinary US$1.00 CRP[3] US$1.00
HSBC Bank Egypt S.A.E.	Egypt		94.54	EGP2,796m		Ordinary EGP84.00

North America
HSBC Bank Canada	Canada		100	C$1,225m		Common NPV[6]
HSBC Bank USA, N.A.	US		100	US$2m		Common US$100
HSBC Finance Corporation	US		100	–	[7]	Common US$0.01
HSBC Securities (USA) Inc.	US		100	–	[7]	Common US$0.05

Latin America
HSBC Bank Argentina S.A.	Argentina		99.99	ARS1,244m		Ordinary–A ARS1.00 Ordinary–B ARS1.00
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil		100	BRL6,402m		Shares of no par value
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico		99.99	MXN5,681m		Ordinary MXN2.00

1 Listed in Hong Kong.	5 People’s Republic of China.
2 Cumulative Irredeemable Preference shares.	6 Preference shares of nil par value.
3 Cumulative Redeemable Preference shares.	7 Issued equity capital is less than US$1m.
4 Non-cumulative Irredeemable Preference shares.

Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 28 ‘Debt securities in issue’, 32 ‘Subordinated liabilities’ and 37 ‘Non-controlling interests’, respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

Details of all HSBC subsidiaries, as required under Section 409 of the Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited, which operates mainly in the Middle East and North Africa, and HSBC Life (International) Limited, which operates mainly in Hong Kong.

HSBC is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential requirements and maintains a capital buffer consistent

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

with the Group’s risk appetite for the relevant country or region. Within the legal entity structure, HSBC Holdings is the primary provider of equity capital to its subsidiaries and non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. During 2013 and 2012, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance.

The amount of guarantees by HSBC Holdings in favour of other HSBC Group entities is set out in Note 40.

Structured entities consolidated by HSBC where HSBC owns less than 50% of the voting rights

	Carrying value of total consolidated assets		Nature of SPE
	2013 US$bn	2012 US$bn

Solitaire Funding Ltd	10.2	11.3	Securities investment conduit
Mazarin Funding Limited	7.4	8.0	Securities investment conduit
Barion Funding Limited	3.8	3.9	Securities investment conduit
Malachite Funding Limited	3.0	3.4	Securities investment conduit
HSBC Home Equity Loan Corporation I	2.1	2.0	Securitisation
HSBC Home Equity Loan Corporation II	1.6	2.2	Securitisation
Regency Assets Limited	13.5	10.1	Conduit
Bryant Park Funding LLC	0.4	0.9	Conduit

In addition to the above, HSBC consolidates a number of individually insignificant structured entities with total assets of US$26.1bn (2012: US$21.2bn). For further details, see Note 42.

In each of the above cases, HSBC controls and consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Disposals

On 19 February 2013, we announced an agreement to sell HSBC Bank (Panama) S.A., resulting in the classification of the associated assets and liabilities as a disposal group held for sale. On 25 October 2013, we completed the disposal for total cash consideration of US$2.2bn, realising a gain on disposal of US$1.1bn within ‘Other income’.

Subsidiaries with significant non-controlling interests

	2013	2012
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests	37.86%	37.86%
Place of business	Hong Kong	Hong Kong

	US$m	US$m

Profit attributable to non-controlling interests	1,332	1,009
Accumulated non-controlling interests of the subsidiary	4,591	3,894
Dividends paid to non-controlling interests	495	485
Summarised financial information:
– total assets	145,380	137,024
– total liabilities	133,253	126,738
– net operating income before loan impairment	4,876	3,296
– profit for the year	3,517	2,664
– total comprehensive income for the year	3,145	2,831

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

25	Assets held for sale and other assets

Assets held for sale

	2013 US$m	2012 US$m

Disposal groups	2,912	5,797
Non-current assets held for sale:	1,138	13,472
– property, plant and equipment	459	500
– investment in Ping An	–	8,168
– loans and advances to customers	101	3,893
– other	578	911

	4,050	19,269

Disposal groups

At 31 December 2013, the following businesses represented the majority of disposal groups held for sale:

•	Latin American businesses, including banking operations in Uruguay and Colombia. These operations had total assets held for sale of $2.0bn and total liabilities held for sale of $1.8bn.

•	Banking operations in Jordan, with total assets held for sale of $0.9bn and total liabilities held for sale of $1.0bn.

The following businesses that were held for sale at 31 December 2012 were sold in 2013, with losses recognised in other operating income:

•	The sale of the US life insurance business was completed on 29 March 2013 with a loss on disposal of US$99m.

•	The sale of the Latin America operations in Peru was completed on 4 October 2013, resulting in a cumulative loss until the point of disposal of US$18m.

•	The sale of the Latin America operations in Paraguay was completed on 29 November 2013, resulting in a cumulative loss until the point of disposal of US$21m.

The following businesses were held for sale wholly within the year ended 31 December 2013:

•

In the first quarter of 2013, we announced the disposal of HSBC Bank (Panama) S.A. at which point it was classified as held for sale. The sale was completed on 25 October 2013. Further details are provided in Note 24.

•

In the first quarter of 2013, the private banking operations of HSBC Private Banking Holdings (Suisse) S.A. in Monaco were classified as held for sale. At this time, a loss on reclassification to held for sale of US$279m was recognised in the income statement following a write down in the value of goodwill allocated to the operation. On 11 July 2013, we announced that following a strategic review we had decided to retain this business. As a result of this decision all assets and liabilities of the business were reclassified to the relevant balance sheet categories. The loss on reclassification to held for sale was not reversed and remains a permanent reduction in the value of goodwill allocated to this operation.

Investment in Ping An

On 5 December 2012, we entered into an agreement to dispose of our entire shareholding in Ping An for US$9.4bn. The disposal was carried out in two tranches and the selling price for both tranches was fixed. The first tranche of shares was disposed of on 7 December 2012 at which point we recognised a gain on disposal of US$3.0bn. Following the first tranche of the disposal, our remaining shareholding was recognised as an available-for-sale investment. At 31 December 2012, the fair value of our remaining shareholding in Ping An, US$8.2bn, was included within assets held for sale above, with US$737m accumulated unrealised gains recorded in ‘Other comprehensive income’.

The fixing of the sale price gave rise to a contingent forward sale contract, the fair value of which at 31 December 2012 was based on the difference between the agreed sale price and the market price for the shares, adjusted for an assessment of the probability of the transaction being completed. The adverse fair value of this contract was US$553m at 31 December 2012, recorded in ‘Net trading income’.

On 6 February 2013, we completed the disposal of our remaining investment in Ping An realising a gain on derecognition of US$1,235m recorded in ‘Gains less losses from financial investments’. This was partly offset by an adverse fair value movement of US$682m on the contingent forward sale contract in the period to the point of

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

delivery of the remaining shares recorded in ‘Net trading income’, resulting in a net income statement gain before tax of US$553m.

Property, plant and equipment

The property, plant and equipment classified as held for sale is the result of repossessing property that had been pledged as collateral by customers. Substantially all of these assets are disposed of within 12 months of acquisition. The majority arose within the North America operating segment.

Loans and advances to customers

We completed the sale of the CML non-real estate personal loan portfolio with loan balances of US$3.4bn on 1 April 2013 and recognised a loss on sale of US$271m. We completed the sales of several tranches of real estate secured accounts with loan balances of US$5.7bn during 2013 and recognised a total loss on sale of US$153m in other operating income.

Other assets

	At 31 December
	2013 US$m	2012 US$m

Bullion	22,929	26,508
Reinsurers’ share of liabilities under insurance contracts (Note 30)	1,408	1,407
Endorsements and acceptances	11,624	12,032
Retirement benefit assets	2,140	2,846
Other accounts	12,838	11,923

	50,939	54,716

26	Trading liabilities

	At 31 December
	2013 US$m	2012 US$m

Deposits by banks	43,130	61,686
Customer accounts	57,688	150,705
Other debt securities in issue (Note 28)	32,155	31,198
Other liabilities – net short positions in securities	74,052	60,974

	207,025	304,563

At 31 December 2013, the cumulative amount of change in fair value attributable to changes in HSBC’s credit risk was a loss of US$95m (2012: loss of US$29m).

Deposits by banks held for trading

	2013 US$m	2012 US$m

Repos[1]	7,810	26,740
Settlement accounts	7,764	7,647
Stock lending	8,409	4,523
Other	19,147	22,776

	43,130	61,686

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Customer accounts held for trading

	2013 US$m	2012 US$m

Repos[1]	9,611	103,483
Settlement accounts	9,664	9,461
Stock lending	3,809	2,295
Other	34,604	35,466

	57,688	150,705

1	In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 220 of the Liquidity and funding section. This led to a reduction in the amount of repos classified as trading liabilities.

27	Financial liabilities designated at fair value

HSBC

	At 31 December
	2013 US$m	2012 US$m

Deposits by banks and customer accounts	315	496
Liabilities to customers under investment contracts	13,491	12,456
Debt securities in issue (Note 28)	53,363	53,209
Subordinated liabilities (Note 32)	18,230	16,863
Preferred securities (Note 32)	3,685	4,696

	89,084	87,720

The carrying amount at 31 December 2013 of financial liabilities designated at fair value was US$4,375m more than the contractual amount at maturity (2012: US$7,032m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$1,334m (2012: loss of US$88m).

HSBC Holdings

	At 31 December
	2013 US$m	2012 US$m
Debt securities in issue (Note 28):
– owed to third parties	8,106	8,577
Subordinated liabilities (Note 32):
– owed to third parties	9,760	10,358
– owed to HSBC undertakings	3,161	4,260

	21,027	23,195

The carrying amount at 31 December 2013 of financial liabilities designated at fair value was US$2,309m more than the contractual amount at maturity (2012: US$3,199m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$859m (2012: loss of US$164m).

28	Debt securities in issue

	At 31 December
	2013 US$m	2012 US$m

Bonds and medium-term notes	146,116	155,661
Other debt securities in issue	43,482	48,207

	189,598	203,868
Of which debt securities in issue reported as:
– trading liabilities (Note 26)	(32,155)	(31,198)
– financial liabilities designated at fair value (Note 27)	(53,363)	(53,209)

	104,080	119,461

The following table analyses the carrying amount of bonds and medium-term notes in issue at 31 December with original maturities greater than one year:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Bonds and medium-term notes

HSBC

	At 31 December
	2013 US$m	2012 US$m
Fixed rate
Secured financing:
0.01% to 3.99%: until 2056	10,712	7,514
4.00% to 4.99%: until 2013	–	231
5.00% to 5.99%: until 2019	90	189
8.00% to 9.99%: until 2028	–	252
Other fixed rate senior debt:
0.01% to 3.99%: until 2078	48,219	48,620
4.00% to 4.99%: until 2046	16,862	18,722
5.00% to 5.99%: until 2041	11,097	14,766
6.00% to 6.99%: until 2046	4,775	5,207
7.00% to 7.99%: until 2026	470	713
8.00% to 9.99%: until 2036	153	199
10.00% or higher: until 2028	35	108

	92,413	96,521
Variable interest rate
Secured financings – 0.01% to 13.99%: until 2068	5,416	7,897
FHLB advances – 0.01% to 0.99%: until 2036	1,000	1,000
Other variable interest rate senior debt – 0.01% to 12.99%: until 2057	39,281	43,104

	45,697	52,001
Structured notes
Interest rate, equity, equity index or credit-linked	8,006	7,139

	146,116	155,661
HSBC Holdings

	At 31 December
	2013 US$m	2012 US$m

Debt securities	10,897	11,268
Of which debt securities in issue reported as:
– financial liabilities designated at fair value (Note 27)	(8,106)	(8,577)

	2,791	2,691
Fixed rate senior debt, unsecured
3.00% to 3.99%: until 2016	1,283	1,258
4.00% to 4.99%: until 2022	4,797	4,945
5.00% to 5.99%: until 2021	2,817	2,990
6.00% to 6.99%: until 2042	2,000	2,075

	10,897	11,268

29	Liabilities of disposal groups held for sale and other liabilities

Liabilities of disposal groups held for sale

	HSBC
	2013 US$m	2012 US$m

Liabilities of disposal groups held for sale[1]	2,804	5,018

1	Further details in respect of liabilities of disposal groups held for sale is provided on page 521.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other liabilities

	HSBC		HSBC Holdings
	2013 US$m	2012 US$m	2013 US$m	2012 US$m

Amounts due to investors in funds consolidated by HSBC	1,008	564	–	–
Obligations under finance leases (Note 41)	252	304	–	–
Endorsements and acceptances	11,614	12,031	–	–
Other liabilities	17,547	20,963	61	30

	30,421	33,862	61	30

30	Liabilities under insurance contracts

	Gross US$m	Reinsurers’ share US$m	Net US$m

2013
Non-linked insurance contracts[1]
At 1 January	30,765	(952)	29,813
Benefits paid	(3,014)	164	(2,850)
Increase in liabilities to policyholders	6,892	(367)	6,525
Disposals/transfers to held-for-sale	(52)	13	(39)
Exchange differences and other movements	(641)	24	(617)

At 31 December	33,950	(1,118)	32,832

Investment contracts with discretionary participation features
At 1 January	24,374	–	24,374
Benefits paid	(2,308)	–	(2,308)
Increase in liabilities to policyholders	3,677	–	3,677
Exchange differences and other movements[2]	684	–	684

At 31 December	26,427	–	26,427

Linked life insurance contracts
At 1 January	13,056	(455)	12,601
Benefits paid	(1,976)	426	(1,550)
Increase in liabilities to policyholders	3,379	111	3,490
Exchange differences and other movements[3]	(655)	(372)	(1,027)

At 31 December	13,804	(290)	13,514

Total liabilities to policyholders	74,181	(1,408)	72,773

2012
Non-linked insurance contracts[1]
At 1 January	28,561	(899)	27,662
Benefits paid	(1,905)	217	(1,688)
Increase in liabilities to policyholders	6,900	(537)	6,363
Disposals/transfers to held-for-sale	(2,130)	254	(1,876)
Exchange differences and other movements	(661)	13	(648)

At 31 December	30,765	(952)	29,813

Investment contracts with discretionary participation features
At 1 January	21,488	–	21,488
Benefits paid	(2,525)	–	(2,525)
Increase in liabilities to policyholders	3,645	–	3,645
Exchange differences and other movements[2]	1,766	–	1,766

At 31 December	24,374	–	24,374

Linked life insurance contracts
At 1 January	11,210	(903)	10,307
Benefits paid	(1,810)	681	(1,129)
Increase in liabilities to policyholders	3,984	223	4,207
Disposals/transfers to held-for-sale	(26)	–	(26)
Exchange differences and other movements[3]	(302)	(456)	(758)

At 31 December	13,056	(455)	12,601

Total liabilities to policyholders	68,195	(1,407)	66,788

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

1	Includes liabilities under non-life insurance contracts.
2	Includes movement in liabilities relating to discretionary profit participation benefits due to policyholders arising from net unrealised investment gains recognised in other comprehensive income.
3	Includes amounts arising under reinsurance agreements.

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

31	Provisions

	Restruc- turing costs US$m	Contingent liabilities and contractual commitments US$m	Legal proceedings and regulatory matters US$m	Customer remediation US$m	Other provisions US$m	Total US$m

At 1 January 2013	251	301	1,667	2,387	646	5,252
Additional provisions/increase in provisions	179	57	1,209	1,536	230	3,211
Provisions utilised	(111)	(5)	(709)	(1,487)	(167)	(2,479)
Amounts reversed	(65)	(66)	(340)	(94)	(126)	(691)
Unwinding of discounts	–	–	38	7	13	58
Exchange differences and other movements	17	(110)	(33)	33	(41)	(134)

At 31 December 2013	271	177	1,832	2,382	555	5,217

At 1 January 2012	169	206	1,473	1,067	409	3,324
Additional provisions/increase in provisions	434	73	2,779	2,473	376	6,135
Provisions utilised	(320)	(2)	(2,510)	(1,022)	(153)	(4,007)
Amounts reversed	(89)	(58)	(104)	(137)	(63)	(451)
Unwinding of discounts	–	–	42	1	5	48
Exchange differences and other movements	57	82	(13)	5	72	203

At 31 December 2012	251	301	1,667	2,387	646	5,252

Further details of legal proceedings and regulatory matters are set out in Note 43. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC. In December 2012, HSBC made payments totalling US$1,921m to US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions laws. Further details of the agreements reached with the US authorities are set out on page 558.

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.

Payment protection insurance

An increase in provisions of US$756m was recognised during 2013 in respect of the estimated liability for redress regarding the mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in 2011 amount to US$3,153m, of which US$1,138m was paid in 2013 (2012: US$957m). At 31 December 2013, the provision amounted to US$946m (2012: US$1,321m).

The estimated liability for redress is calculated on the basis of total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

A total of approximately 5.4m PPI policies have been sold by HSBC since 2000, generating estimated revenues of US$4.1bn at 2013 average exchange rates. The gross written premiums on these polices was approximately US$5.0bn at 2013 average exchange rates. At 31 December 2013, the estimated total complaints expected to be received was 1.5m, representing 29% of total policies sold. It is estimated that contact will be made with regard to 1.9m policies, representing 35% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

The following table details the cumulative number of complaints received at 31 December 2013 and the number of claims expected in the future:

	Cumulative to 31 December 2013	Future expected

Inbound complaints[1] (000s of policies)	1,022	240
Outbound contact (000s of policies)	375	234
Response rate to outbound contact	49%	44%
Average uphold rate per claim[2]	76%	72%
Average redress per claim (US$)	2,627	2,404

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact. A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$203m at 2013 average exchange rates. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$8m. In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. The decay rate implies that by the end of 2015 inbound claim volumes would mean that the redress programme is complete. However, this timing is subject to some level of uncertainty as the decay rate may change over time based on actual experience.

Interest rate derivatives

A provision of US$776m (2012: US$598m) was recognised relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. Of this provision, US$453m related to the estimated redress payable to customers in respect of historical payments under derivative contracts, the remaining provision covered the expected write-off by the bank of open derivative contracts balances and estimated project costs. Following an FCA review of the sale of interest rate derivatives, HSBC agreed to pay redress to customers where mis-selling of these products occurred under the FCA’s criteria. On 31 January 2013, the FCA announced the findings from their review of pilot cases completed by the banks. Following its review, the FCA clarified the eligibility criteria to ensure the programme is focused on those small businesses that were unlikely to understand the risks associated with those products. HSBC has also been working with the FCA and an independent ‘skilled person’ adviser to clarify the standards against which it should assess sales, and how redress should be calculated (for example, when it would be appropriate to assume a customer would have taken an alternative interest rate product). The extent to which HSBC is required to pay redress depends on the responses of contacted and other customers during the review period and the facts and circumstances of each individual case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress related to this programme. HSBC expects to make the main redress payments in respect of this programme in the near future.

Brazilian labour and fiscal claims

Within ‘Legal proceedings and regulatory matters’ above are labour and fiscal litigation provisions of US$500m (2012: US$506m) which include provisions in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

32	Subordinated liabilities

HSBC

	At 31 December
	2013 US$m	2012 US$m
Subordinated liabilities
At amortised cost	28,976	29,479
– subordinated liabilities	24,573	25,119
– preferred securities	4,403	4,360

Designated at fair value (Note 27)	21,915	21,559
– subordinated liabilities	18,230	16,863
– preferred securities	3,685	4,696

	50,891	51,038

Subordinated liabilities
HSBC Holdings	22,308	20,569
Other HSBC	28,583	30,469

	50,891	51,038

Subordinated liabilities rank behind senior obligations and generally count towards the capital base of HSBC. Where applicable, capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may step-up or become floating rate based on interbank rates.

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

Qualifying tier 1 capital securities in issue accounted for as liabilities

			At 31 December
		First call date	2013 US$m	2012 US$m
Tier 1 capital securities guaranteed by HSBC Holdings[1]
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities[2]	Jun 2013	–	1,250
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities[3]	Mar 2014	2,022	1,933
£500m	8.208% non-cumulative step-up perpetual preferred securities	Jun 2015	825	806
€750m	5.13% non-cumulative step-up perpetual preferred securities	Mar 2016	1,129	1,033
US$900m	10.176% non-cumulative step-up perpetual preferred securities, series 2	Jun 2030	891	891

			4,867	5,913

Tier 1 capital securities guaranteed by HSBC Bank plc[1]
£300m	5.862% non-cumulative step-up perpetual preferred securities	Apr 2020	534	480
£700m	5.844% non-cumulative step-up perpetual preferred securities	Nov 2031	1,157	1,131

			1,691	1,611

1	See paragraph below, ‘Guaranteed by HSBC Holdings or HSBC Bank plc’.
2	In June 2013, HSBC called its US$1,250m 4.61% non-cumulative step-up preferred securities at par.
3	In January 2014, HSBC gave notice that it will call and redeem the €1,400m 5.3687% non-cumulative step-up perpetual preferred securities at par in March 2014.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Guaranteed by HSBC Holdings or HSBC Bank plc

The six capital securities guaranteed on a subordinated basis by HSBC Holdings or HSBC Bank are non-cumulative step-up perpetual preferred securities issued by Jersey limited partnerships. The proceeds of the issues were on-lent to the respective guarantors by the limited partnerships in the form of subordinated notes. These preferred securities qualify as tier 1 capital for HSBC Group and the two capital securities guaranteed by HSBC Bank also qualify as tier 1 capital for HSBC Bank (on a solo and a consolidated basis).

These preferred securities, together with the guarantee, are intended to provide investors with economic rights equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the relevant issuer.

There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements or if HSBC Holdings or HSBC Bank have insufficient distributable reserves (as defined).

HSBC Holdings and HSBC Bank have individually covenanted that if prevented under certain circumstances from paying distributions on the preferred securities in full, they will not pay dividends or other distributions in respect of their ordinary shares, or effect repurchases or redemptions of their ordinary shares, until the distribution on the preferred securities has been paid in full.

With respect to preferred securities guaranteed by HSBC Holdings – if (i) HSBC’s total capital ratio falls below the regulatory minimum ratio required, or (ii) the Directors expect, in view of the deteriorating financial condition of HSBC Holdings, that (i) will occur in the near term, then the preferred securities will be substituted by preference shares of HSBC Holdings which have economic terms which are in all material respects equivalent to those of the preferred securities and the guarantee taken together.

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

Qualifying upper tier 2 securities in issue

			At 31 December
		First call date	2013 US$m	2012 US$m
HSBC Bank plc
US$750m	Undated floating rate primary capital notes	Jun 1990	751	750
US$500m	Undated floating rate primary capital notes	Sep 1990	499	499
US$300m	Undated floating rate primary capital notes, series 3	Jun 1992	299	301

			1,549	1,550

The Hongkong and Shanghai Banking Corporation Ltd
US$400m	Primary capital undated floating rate notes	Aug 1990	404	405
US$400m	Primary capital undated floating rate notes (second series)	Dec 1990	402	402
US$400m	Primary capital undated floating rate notes (third series)	Jul 1991	400	400

			1,206	1,207

Other HSBC subsidiaries
	Other perpetual subordinated loan capital less than US$100m		22	21

Lower tier 2 capital securities

Lower tier 2 capital securities are dated securities on which there is an obligation to pay coupons. In accordance with the PRA’s GENPRU, the capital contribution of lower tier 2 securities is amortised for regulatory purposes on a straight-line basis in their final five years before maturity.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Qualifying lower tier 2 securities in issue

				At 31 December
		First call date	Maturity date	2013 US$m	2012 US$m

HSBC Bank plc
£500m	4.75% callable subordinated notes[1]	Sep 2015	Sep 2020	866	844
£350m	5.00% callable subordinated notes[2]	Mar 2018	Mar 2023	635	630
£300m	6.50% subordinated notes	–	Jul 2023	494	483
£350m	5.375% callable subordinated step-up notes[3]	Nov 2025	Nov 2030	602	630
£500m	5.375% subordinated notes	–	Aug 2033	884	925
£225m	6.25% subordinated notes	–	Jan 2041	370	362
£600m	4.75% subordinated notes	–	Mar 2046	980	958
€500m	Callable subordinated floating rate notes[4]	Sep 2015	Sep 2020	655	606
US$300m	7.65% subordinated notes	–	May 2025	380	394

				5,866	5,832

HSBC Bank Australia Limited
AUD200m	Callable subordinated floating rate notes	Nov 2015	Nov 2020	179	207
AUD42m	Callable subordinated floating rate notes[5]	Mar 2013	Mar 2018	–	44

				179	251

HSBC Bank Malaysia Berhad
MYR500m	4.35% subordinated bonds	Jun 2017	Jun 2022	152	164
MYR500m	5.05% subordinated bonds	Nov 2022	Nov 2027	154	168

				306	332

HSBC USA Inc.
US$200m	7.808% capital securities	Dec 2006	Dec 2026	200	200
US$200m	8.38% capital securities	May 2007	May 2027	200	200
US$150m	9.50% subordinated debt	–	Apr 2014	151	152
US$150m	7.75% Capital Trust pass through securities	Nov 2006	Nov 2026	150	150
US$750m	5.00% subordinated notes	–	Sep 2020	746	745
US$250m	7.20% subordinated debentures	–	Jul 2097	215	214
	Other subordinated liabilities each less than US$150m			299	302

				1,961	1,963

HSBC Bank USA, N.A.
US$1,000m	4.625% subordinated notes	–	Apr 2014	1,000	1,002
US$500m	6.00% subordinated notes	–	Aug 2017	513	516
US$1,250m	4.875% subordinated notes	–	Aug 2020	1,262	1,263
US$1,000m	5.875% subordinated notes	–	Nov 2034	1,081	1,151
US$750m	5.625% subordinated notes	–	Aug 2035	811	864
US$700m	7.00% subordinated notes	–	Jan 2039	696	694

				5,363	5,490

HSBC Finance Corporation
US$1,000m	5.911% trust preferred securities[6]	Nov 2015	Nov 2035	996	995
US$2,939m	6.676% senior subordinated notes[7]	–	Jan 2021	2,182	2,180

				3,178	3,175

HSBC Bank Brazil S.A.
BRL383m	Subordinated certificates of deposit	–	Feb 2015	162	289
BRL500m	Subordinated floating rate certificates of deposit	–	Dec 2016	212	464
	Other subordinated liabilities each less than US$150m8			224	491

				598	1,244

HSBC Mexico, S.A.
MXN1,818m	Non-convertible subordinated obligations[9]	Sep 2013	Sep 2018	138	139
MXN2,273m	Non-convertible subordinated obligations[9]	Dec 2013	Dec 2018	173	173
US$300m	Non-convertible subordinated obligations[9,10]	Jun 2014	Jun 2019	240	240

				551	552

HSBC Bank Canada
CAD400m	4.80% subordinated debentures	Apr 2017	Apr 2022	403	438
CAD200m	4.94% subordinated debentures	Mar 2016	Mar 2021	188	201
CAD39m	Floating rate debentures	Oct 1996	Nov 2083	37	39

				628	678

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

			At 31 December
	First call date	Maturity date	2013 US$m	2012 US$m

Other HSBC subsidiaries
Other subordinated liabilities each less than US$200m9			618	650

Total of subordinated liabilities issued by HSBC subsidiaries			28,583	30,469

Amounts owed to third parties by HSBC Holdings			22,308	20,569

			50,891	51,038

1	The interest rate payable after September 2015 is the sum of the three-month sterling Libor plus 0.82%.
2	The interest rate payable after March 2018 is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.80%.
3	The interest rate payable after November 2025 is the sum of the three-month sterling Libor plus 1.50%.
4	The interest margin increases by 0.5% from September 2015.
5	In March 2013, HSBC called its callable subordinated floating rate notes at par.
6	The distributions change in November 2015 to three-month dollar Libor plus 1.926%.
7	Approximately 25% of the senior subordinated notes are held by HSBC Holdings.
8	Some securities included here are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA’s GENPRU.
9	These securities are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA’s GENPRU.
10	Approximately US$60m of the subordinated obligations are held by HSBC Holdings.

HSBC Holdings

	At 31 December
	2013 US$m	2012 US$m
Subordinated liabilities:
– at amortised cost	14,167	11,907
– designated at fair value (Note 27)	12,921	14,618

	27,088	26,525

HSBC Holdings’ subordinated liabilities

				At 31 December
		First call date	Maturity date	2013 US$m	2012 US$m
Amounts owed to third parties[1]
US$488m	7.625% subordinated notes	–	May 2032	554	579
US$222m	7.35% subordinated notes	–	Nov 2032	278	258
US$2,000m	6.5% subordinated notes	–	May 2036	2,029	2,034
US$2,500m	6.5% subordinated notes	–	Sep 2037	3,039	3,202
US$1,500m	6.8% subordinated notes	–	Jun 2038	1,487	1,486
£250m	9.875% subordinated bonds[2]	Apr 2013	Apr 2018	–	442
£900m	6.375% callable subordinated notes[3]	Oct 2017	Oct 2022	1,672	1,648
£650m	5.75% subordinated notes	–	Dec 2027	1,158	1,210
£650m	6.75% subordinated notes	–	Sep 2028	1,066	1,041
£750m	7.0% subordinated notes	–	Apr 2038	1,288	1,264
£900m	6.0% subordinated notes	–	Mar 2040	1,464	1,431
€1,600m	6.25% subordinated notes	–	Mar 2018	2,210	2,118
€1,750m	6.0% subordinated notes	–	Jun 2019	2,884	2,882
€700m	3.625% callable subordinated notes[4]	Jun 2015	Jun 2020	1,007	974
€1,500m	3.375% callable subordinated notes[5]	Jun 2019	Jun 2024	2,075	–

				22,211	20,569

Amounts owed to HSBC undertakings
US$1,250m	4.61% fixed/floating subordinated notes[6]	Jun 2013	Jun 2043	–	1,264
€1,400m	5.3687% fixed/floating subordinated notes[7]	Mar 2014	Dec 2043	2,024	1,952
£500m	8.208% subordinated step-up cumulative notes	Jun 2015	Jun 2040	825	806
€750m	5.13% fixed/floating subordinated notes	Mar 2016	Dec 2044	1,137	1,043
US$900m	10.176% subordinated step-up cumulative notes	Jun 2030	Jun 2040	891	891

				4,877	5,956

				27,088	26,525

1	Amounts owed to third parties represent securities included in the capital base of HSBC as lower tier 2 securities in accordance with guidance in the PRA’s GENPRU.
2	In April 2013, HSBC Holdings called its £250m 9.875% subordinated bonds at par.
3	The interest rate payable after October 2017 is the sum of the three-month sterling Libor plus 1.3%.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

4	The interest rate payable after June 2015 is the sum of the three-month Euribor plus 0.93%.
5	This subordinated note is measured at amortised cost in HSBC Holdings, where the interest rate risk is hedged using a fair value hedge, while it is measured at fair value in the Group.
6	In June 2013, HSBC Holdings called its US$1,250m 4.61% fixed/floating subordinated notes at par.
7	In January 2014, HSBC Holdings gave notice that it will call and redeem the €1,400m 5.3687% fixed/floating subordinated notes at par in March 2014.

33	Maturity analysis of assets, liabilities and off-balance sheet commitments

The table on page 533 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. Asset and liability balances are included in the maturity analysis as follows:

•

except for reverse repos, repos and debt securities in issue, trading assets and liabilities (including trading derivatives) are included in the ‘Due not more than 1 month’ time bucket, and not by contractual maturity because trading balances are typically held for short periods of time;

•

financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due over 5 years’ time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due over 5 years’ time bucket;

•

non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities and retirement benefit liabilities) are included in the ‘Due over 5 years’ time bucket;

•

financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction; and

•

liabilities under insurance contracts are included in the ‘Due over 5 years’ time bucket. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are classified based on the contractual notice period investors are entitled to give. Where there is no contractual notice period, undated contracts are included in the ‘Due over 5 years’ time bucket.

Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC

Maturity analysis of assets and liabilities

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	166,599	–	–	–	–	–	–	–	166,599
Items in the course of collection from other banks	6,021	–	–	–	–	–	–	–	6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–	–	–	–	–	25,220
Trading assets	296,396	3,098	1,536	2,062	100	–	–	–	303,192
– reverse repos	3,324	3,098	1,536	2,062	100	–	–	–	10,120
– other trading assets	293,072	–	–	–	–	–	–	–	293,072

Financial assets designated at fair value	1,929	254	494	426	328	2,145	2,819	30,035	38,430
Derivatives	277,747	48	88	389	552	716	1,486	1,239	282,265
– trading	277,709	–	–	–	–	–	–	–	277,709
– non-trading	38	48	88	389	552	716	1,486	1,239	4,556

Loans and advances to banks	144,558	41,509	6,886	1,910	2,164	6,966	3,164	4,364	211,521
– reverse repos	68,007	19,402	1,489	481	874	837	385	–	91,475
– other loans and advances to banks	76,551	22,107	5,397	1,429	1,290	6,129	2,779	4,364	120,046

Loans and advances to customers	296,971	89,390	59,851	30,031	33,392	88,241	182,525	299,903	1,080,304
– personal	43,805	8,929	8,561	6,603	7,578	26,915	58,611	243,124	404,126
– corporate and commercial	173,965	58,038	43,723	19,896	21,092	53,887	113,897	53,981	538,479
– financial	79,201	22,423	7,567	3,532	4,722	7,439	10,017	2,798	137,699
of which:
– reverse repos	66,235	15,927	3,798	758	1,198	299	–	–	88,215

Financial investments	34,331	48,053	35,877	22,353	18,816	50,711	105,340	110,444	425,925
Assets held for sale	1,067	541	193	199	229	156	373	744	3,502
Accrued income	3,593	2,312	619	644	148	653	581	1,626	10,176
Other financial assets	14,059	4,831	1,655	526	323	324	73	2,166	23,957

Total financial assets	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	450,521	2,577,112

Non-financial assets	–	–	–	–	–	–	–	94,206	94,206

Total assets	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	544,727	2,671,318

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial liabilities
Hong Kong currency notes in circulation	25,220	–	–	–	–	–	–	–	25,220
Deposits by banks	113,566	7,492	3,329	858	661	737	1,922	647	129,212
– repos	37,268	3,561	1,533	–	343	–	–	–	42,705
– other deposits by banks	76,298	3,931	1,796	858	318	737	1,922	647	86,507

Customer accounts[1]	1,328,563	70,180	31,990	17,415	19,272	8,717	5,937	738	1,482,812
– personal	572,514	33,956	16,953	10,544	10,520	6,093	5,138	59	655,777
– corporate and commercial	506,902	21,209	7,414	2,717	3,786	1,643	674	140	544,485
– financial	249,147	15,015	7,623	4,154	4,966	981	125	539	282,550

of which: repos	98,869	9,497	5,050	3,711	3,888	–	–	500	121,515

Items in the course of transmission to other banks	6,910	–	–	–	–	–	–	–	6,910
Trading liabilities	161,231	11,405	4,886	2,844	3,653	6,323	7,979	8,704	207,025
– repos	2,565	9,763	2,715	1,012	1,279	87	–	–	17,421
– debt securities in issue	1,217	1,642	2,171	1,832	2,374	6,236	7,979	8,704	32,155
– other trading liabilities	157,449	–	–	–	–	–	–	–	157,449

Financial liabilities designated at fair value	4,907	157	92	2,266	68	9,348	21,544	50,702	89,084
– debt securities in issue: covered bonds	–	–	–	1,268	–	230	2,841	3,257	7,596
– debt securities in issue: otherwise secured	–	–	–	–	–	–	–	–	–
– debt securities in issue: unsecured	3,511	5	45	945	11	8,876	18,117	14,256	45,766
– subordinated liabilities and preferred securities	–	121	–	–	–	21	–	21,773	21,915
– other	1,396	31	47	53	57	221	586	11,416	13,807

Derivatives	269,816	33	95	84	61	563	1,978	1,654	274,284
– trading	269,739	–	–	–	–	–	–	–	269,739
– non-trading	77	33	95	84	61	563	1,978	1,654	4,545

Debt securities in issue	20,739	8,280	15,734	7,442	8,106	18,552	19,850	5,377	104,080
– covered bonds	–	–	–	–	–	6	92	–	98
– otherwise secured	10,450	1,051	675	1,260	764	1,857	2,313	1,013	19,383
– unsecured	10,289	7,229	15,059	6,182	7,342	16,689	17,445	4,364	84,599

Liabilities of disposal groups held for sale	2,125	208	131	98	107	49	42	5	2,765
Accruals	6,016	3,950	1,388	584	741	811	618	460	14,568
Subordinated liabilities	21	28	1,171	144	6	1,435	3,406	22,765	28,976
Other financial liabilities	17,126	6,317	1,759	598	751	971	932	471	28,925

Total financial liabilities	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	91,523	2,393,861

Non-financial liabilities	–	–	–	–	–	–	–	86,998	86,998

Total liabilities	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	178,521	2,480,859

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	141,532	–	–	–	–	–	–	–	141,532
Items in the course of collection from other banks	7,303	–	–	–	–	–	–	–	7,303
Hong Kong Government certificates of indebtedness	22,743	–	–	–	–	–	–	–	22,743
Trading assets	382,654	12,506	9,829	248	3,169	405	–	–	408,811
– reverse repos	92,525	12,506	9,829	248	3,169	405	–	–	118,682
– other trading assets	290,129	–	–	–	–	–	–	–	290,129

Financial assets designated at fair value	437	576	425	526	239	2,462	3,545	25,372	33,582
Derivatives	354,222	65	252	22	227	596	1,127	939	357,450
– trading	353,803	–	–	–	–	–	–	–	353,803
– non-trading	419	65	252	22	227	596	1,127	939	3,647

Loans and advances to banks	104,397	22,683	5,859	2,292	5,032	6,238	2,027	4,018	152,546
– reverse repos	28,832	3,101	2,071	356	963	138	–	–	35,461
– other loans and advances to banks	75,565	19,582	3,788	1,936	4,069	6,100	2,027	4,018	117,085

Loans and advances to customers	221,242	69,709	47,507	29,659	71,928	59,100	194,147	304,331	997,623
– personal	49,042	8,578	7,242	6,763	9,547	17,696	66,684	241,329	406,881
– corporate and commercial	138,999	49,166	35,463	19,334	53,766	38,070	119,330	55,910	510,038
– financial	33,201	11,965	4,802	3,562	8,615	3,334	8,133	7,092	80,704
of which:
– reverse repos	19,847	10,640	2,310	1,050	554	250	–	–	34,651

Financial investments	28,085	51,339	33,996	14,072	26,478	61,443	93,127	112,561	421,101
Assets held for sale	4,953	298	515	125	669	519	1,079	9,964	18,122
Accrued income	2,776	2,325	739	493	542	164	217	1,284	8,540
Other financial assets	13,383	3,486	1,759	337	745	332	372	3,170	23,584

Total financial assets	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	461,639	2,592,937

Non-financial assets	–	–	–	–	–	–	–	99,601	99,601

Total assets	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	561,240	2,692,538

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial liabilities
Hong Kong currency notes in circulation	22,742	–	–	–	–	–	–	–	22,742
Deposits by banks	79,100	12,029	1,957	437	2,155	1,695	9,440	616	107,429
– repos	6,593	4,645	711	–	–	–	–	–	11,949
– other deposits by banks	72,507	7,384	1,246	437	2,155	1,695	9,440	616	95,480

Customer accounts[1]	1,193,736	67,638	34,010	11,939	16,019	7,034	8,985	653	1,340,014
– personal	539,792	35,260	21,939	7,900	11,100	4,687	3,916	307	624,901
– corporate and commercial	473,370	24,018	9,044	2,925	3,354	1,069	1,193	305	515,278
– financial	180,574	8,360	3,027	1,114	1,565	1,278	3,876	41	199,835

of which: repos	22,446	3,869	1,047	345	567	344	–	–	28,618

Items in the course of transmission to other banks	7,131	7	–	–	–	–	–	–	7,138
Trading liabilities	240,212	29,003	4,707	1,820	5,197	3,867	9,736	10,021	304,563
– repos	96,690	27,002	3,319	985	2,227	–	–	–	130,223
– debt securities in issue	380	2,001	1,388	835	2,970	3,867	9,736	10,021	31,198
– other trading liabilities	143,142	–	–	–	–	–	–	–	143,142

Financial liabilities designated at fair value	427	81	2,068	2,163	1,605	2,916	28,902	49,558	87,720
– debt securities in issue: covered bonds	–	–	–	–	–	–	4,633	–	4,633
– debt securities in issue: otherwise secured	–	8	2,023	–	22	2,040	228	221	4,542
– debt securities in issue: unsecured	392	49	1	2,117	1,357	690	23,495	15,933	44,034
– subordinated liabilities and preferred securities	–	–	–	–	–	–	21	21,538	21,559
– other	35	24	44	46	226	186	525	11,866	12,952

Derivatives	352,696	75	43	29	2,408	628	1,212	1,795	358,886
– trading	352,195	–	–	–	–	–	–	–	352,195
– non-trading	501	75	43	29	2,408	628	1,212	1,795	6,691

Debt securities in issue	23,738	12,368	6,355	2,840	27,992	11,992	29,100	5,076	119,461
– covered bonds	–	–	1,133	422	757	2,328	1,920	486	7,046
– otherwise secured	14,598	1,894	–	184	753	1,634	5,779	950	25,792
– unsecured	9,140	10,474	5,222	2,234	26,482	8,030	21,401	3,640	86,623

Liabilities of disposal groups held for sale	2,475	242	433	254	188	166	45	–	3,803
Accruals	3,369	4,173	907	521	1,200	232	419	842	11,663
Subordinated liabilities	32	44	–	10	–	1,481	1,516	26,396	29,479
Other financial liabilities	19,837	4,881	2,115	519	867	599	1,409	2,190	32,417

Total financial liabilities	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	97,147	2,425,315

Non-financial liabilities	–	–	–	–	–	–	–	84,094	84,094

Total liabilities	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	181,241	2,509,409

1   Includes US$355,980m (2012: US$366,203m) insured by guarantee schemes.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of off-balance sheet commitments received

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Loan and other credit-related commitments	953	–	–	–	–	–	–	–	953

At 31 December 2012
Loan and other credit-related commitments	2,455	3	8	5	8	25	75	98	2,677
Maturity analysis of off-balance sheet commitments given
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Loan and other credit-related commitments	404,598	45,255	18,770	16,927	20,242	13,320	46,652	21,839	587,603
Of which:
– personal	148,541	14,700	454	10,683	12,131	1,273	704	6,469	194,955
– corporate and commercial	225,333	29,191	17,794	5,662	4,879	9,009	41,851	12,096	345,815
– financial	30,724	1,364	522	582	3,232	3,038	4,097	3,274	46,833

At 31 December 2012
Loan and other credit-related commitments	408,815	43,394	8,389	5,191	37,751	11,598	45,910	18,421	579,469
Of which:
– personal	153,255	6,999	704	185	19,049	1,216	1,616	8,159	191,183
– corporate and commercial	225,899	34,368	6,365	4,951	15,412	9,488	37,179	8,593	342,255
– financial	29,661	2,027	1,320	55	3,290	894	7,115	1,669	46,031

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	407	–	–	–	–	–	–	–	407
Derivatives	2,789	–	–	–	–	–	–	–	2,789
Loans and advances to HSBC undertakings	8,394	4,374	7,595	14	16	–	–	32,951	53,344
Financial investments	23	–	8	–	–	–	330	849	1,210
Other financial assets	10	–	–	–	–	–	–	–	10

Total financial assets	11,623	4,374	7,603	14	16	–	330	33,800	57,760

Non-financial assets	–	–	–	–	–	–	–	93,076	93,076

Total assets	11,623	4,374	7,603	14	16	–	330	126,876	150,836

Financial liabilities
Amounts owing to HSBC undertakings	3,770	12	2,234	–	1	–	463	5,205	11,685
Financial liabilities designated at fair value	–	–	–	–	–	–	1,283	19,744	21,027
– debt securities in issue	–	–	–	–	–	–	1,283	6,823	8,106
– subordinated liabilities and preferred securities	–	–	–	–	–	–	–	12,921	12,921
Derivatives	704	–	–	–	–	–	–	–	704
Debt securities in issue	–	–	1,721	–	–	–	–	1,070	2,791
Accruals	777	109	261	22	–	–	–	–	1,169
Subordinated liabilities	–	–	–	–	–	–	2,210	11,957	14,167

Total financial liabilities	5,251	121	4,216	22	1	–	3,956	37,976	51,543

Non-financial liabilities	–	–	–	–	–	–	–	206	206

Total liabilities	5,251	121	4,216	22	1	–	3,956	38,182	51,749
Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend	1,245	–	–	–	–	–	–	–	1,245

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	353	–	–	–	–	–	–	–	353
Derivatives	3,768	–	–	–	–	–	–	–	3,768
Loans and advances to HSBC undertakings	6,275	2,395	3,992	–	15	35	635	28,328	41,675

Financial investments	23	–	8	–	–	–	–	1,177	1,208
Other financial assets	4	–	–	–	–	–	–	–	4

Total financial assets	10,423	2,395	4,000	–	15	35	635	29,505	47,008

Non-financial assets	–	–	–	–	–	–	–	92,476	92,476

Total assets	10,423	2,395	4,000	–	15	35	635	121,981	139,484

Financial liabilities
Amounts owing to HSBC undertakings	3,576	19	980	–	–	–	1,333	6,948	12,856
Financial liabilities designated at fair value	–		–	–	–	–	1,258	21,937	23,195
– debt securities in issue	–	–	–	–	–	–	1,258	7,319	8,577
– subordinated liabilities and preferred securities	–	–	–	–	–	–	–	14,618	14,618
Derivatives	760	–	–	–	–	–	–	–	760
Debt securities in issue	–	–	–	–	–	1,646	–	1,045	2,691
Accruals	223	171	190	21	–	–	–	–	605
Subordinated liabilities	–	–	–	–	–	–	–	11,907	11,907

Total financial liabilities	4,559	190	1,170	21	–	1,646	2,591	41,837	52,014

Non-financial liabilities	–	–	–	–	–	–	–	443	443

Total liabilities	4,559	190	1,170	21	–	1,646	2,591	42,280	52,457

Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend	1,200	–	–	–	–	–	–	–	1,200

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

34	Offsetting of financial assets and financial liabilities

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial assets	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Financial instruments[1]	Cash collateral received	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Derivatives[2] (Note 18)	569,595	(287,330)	282,265	(215,957)	(36,387)	29,921

Reverse repos, stock borrowing and similar agreements[3]	288,903	(88,775)	200,128	(197,287)	(57)	2,784
Classified as:
– trading assets	39,008	(18,570)	20,438	(20,438)	–	–
– loans and advances to banks at amortised cost	106,684	(15,209)	91,475	(88,711)	(39)	2,725
– loans and advances to customers at amortised cost	143,211	(54,996)	88,215	(88,138)	(18)	59

Loans and advances to customers excluding reverse repos at amortised cost[4]	192,437	(92,654)	99,783	(89,419)	–	10,364

	1,050,935	(468,759)	582,176	(502,663)	(36,444)	43,069

At 31 December 2012
Derivatives[2] (Note 18)	729,679	(372,229)	357,450	(271,944)	(38,915)	46,591

Reverse repos, stock borrowing and similar agreements[3]	293,953	(89,089)	204,864	(202,575)	(214)	2,075
Classified as:
– trading assets	195,112	(60,360)	134,752	(134,328)	–	424
– loans and advances to banks at amortised cost	42,430	(6,969)	35,461	(33,721)	(170)	1,570
– loans and advances to customers at amortised cost	56,411	(21,760)	34,651	(34,526)	(44)	81

Loans and advances to customers excluding reverse repos at amortised cost[4]	172,530	(89,838)	82,692	(76,761)	–	5,931

	1,196,162	(551,156)	645,006	(551,280)	(39,129)	54,597

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of reverse repos, stock borrowing and similar agreements recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 221. In the analysis above, the US$20,438m (2012: US$134,752m) of trading assets presented in the balance sheet comprised US$10,120m of reverse repos (2012: US$118,681m) and US$10,318m of stock borrowing (US$16,071m).
4	At 31 December 2013, the total amount of loans and advances to customers excluding reverse repos at amortised cost was US$992,089m (2012: US$962,972m) of which US$99,783m (2012: US$82,692m) was subject to offsetting. For the amount of loans and advances to customers excluding reverse repos at amortised cost recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 221.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial liabilities	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Financial instruments[1]	Cash collateral pledged	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Derivatives[2] (Note 18)	561,614	(287,330)	274,284	(216,596)	(29,093)	28,595

Repos, stock lending and similar agreements[3]	282,634	(88,775)	193,859	(193,354)	(81)	424
Classified as:
– trading liabilities	48,209	(18,570)	29,639	(29,625)	–	14
– deposits by banks at amortised cost	57,914	(15,209)	42,705	(42,375)	(70)	260
– customer accounts at amortised cost	176,511	(54,996)	121,515	(121,354)	(11)	150

Customer accounts excluding repos at amortised cost[4]	195,153	(92,654)	102,499	(89,394)	–	13,105

	1,039,401	(468,759)	570,642	(499,344)	(29,174)	42,124

At 31 December 2012
Derivatives[2] (Note 18)	731,115	(372,229)	358,886	(275,723)	(39,594)	43,569

Repos, stock lending and similar agreements[3]	266,697	(89,089)	177,608	(176,573)	(94)	941
Classified as:
– trading liabilities	197,401	(60,360)	137,041	(136,173)	–	868
– deposits by banks at amortised cost	18,918	(6,969)	11,949	(11,857)	(92)	–
– customer accounts at amortised cost	50,378	(21,760)	28,618	(28,543)	(2)	73

Customer accounts excluding repos at amortised cost[4]	180,494	(89,838)	90,656	(76,761)	–	13,895

	1,178,306	(551,156)	627,150	(529,057)	(39,688)	58,405

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of repos, stock lending and similar agreements recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 221. In the analysis above, the US$29,639m (2012: US$137,041m) of trading liabilities presented in the balance sheet comprised US$17,421m of repos (2012: US$130,223m) and US$12,218m of stock lending (US$6,818m).
4	At 31 December 2013, the total amount of customer accounts excluding repos at amortised cost was US$1,361,297m (2012: US$1,311,396m) of which US$102,499m (2012: US$90,656m) was subject to offsetting. For the amount of customer accounts excluding repos at amortised cost recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 221.

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously (‘the offset criteria’).

Derivatives and reverse repurchase/repurchase agreements included in the ‘Amounts not offset in the balance sheet’ column relate to transactions where:

•

the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and

•	cash and non-cash collateral received/pledged in respect of the transactions described above.

The Group offsets certain loans and advances to customers and customer accounts when the offset criteria are met and the amounts presented above represent this subset of the total amounts recognised in the balance sheet. Of this subset, the loans and advances to customers and customer accounts included in ‘Amounts not offset in the balance sheet’ column primarily relate to transactions where the counterparty has an offsetting exposure with HSBC and an agreement is in place with the right of offset but the offset criteria are otherwise not satisfied.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

35	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates with non-US dollar functional currencies. Gains or losses on structural foreign exchange exposures are recognised in other comprehensive income. HSBC’s management of its structural foreign exchange exposures is discussed on page 285.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Net structural foreign exchange exposures

	At 31 December
	2013 US$m	2012 US$m

Currency of structural exposure
Pound sterling	28,403	27,305
Euro	22,014	23,945
Chinese renminbi	20,932	19,060
Hong Kong dollars	18,974	14,466
Mexican pesos	5,932	5,948
Brazilian reais	5,581	6,279
Canadian dollars	4,372	5,024
Indian rupees	3,222	3,967
UAE dirhams	3,069	2,807
Saudi riyals	2,531	2,219
Malaysian ringgit	2,194	2,165
Swiss francs	1,940	2,925
Turkish lira	1,533	1,787
Taiwanese dollars	1,527	1,513
Australian dollars	1,515	1,602
Korean won	1,373	1,520
Indonesian rupiah	1,244	1,317
Argentine pesos	1,067	1,054
Singapore dollars	849	874
Egyptian pounds	739	699
Qatari rial	624	599
Thailand baht	593	653
Philippine pesos	553	787
Others, each less than US$500m	4,387	4,931

Total	135,168	133,446

Shareholders’ equity would decrease by US$2,521m (2012: US$2,562m) if euro and sterling foreign currency exchange rates weakened by 5% relative to the US dollar.

36	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at 31 December
	2013 US$m	2012 US$m

Treasury bills and other eligible securities	6,387	4,381
Loans and advances to banks	17,733	22,074
Loans and advances to customers	87,894	81,333
Debt securities	190,095	198,671
Equity shares	8,816	6,255
Other	1,035	1,090

	311,960	313,804

The table above shows assets where a charge has been granted to secure liabilities on a legal and contractual basis. The amount of such assets may be greater than the book value of assets utilised as collateral for funding purposes or to cover liabilities. This is the case for securitisations and covered bonds where the amount of liabilities issued, plus any mandatory over-collateralisation, is less than the book value of financial assets available for funding or collateral

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

purposes in the relevant pool of assets. This is also the case where financial assets are placed with a custodian or settlement agent which has a floating charge over all the financial assets placed to secure any liabilities under settlement accounts.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral in relation to reverse repo and stock borrowing that HSBC is permitted to sell or repledge in the absence of default is US$259,617m (2012: US$295,709m). The fair value of any such collateral that has been sold or repledged was US$186,013m (2012: US$202,662m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

37	Non-controlling interests

	At 31 December
	2013 US$m	2012 US$m

Non-controlling interests attributable to holders of ordinary shares in subsidiaries	5,900	5,159
Preferred securities issued by subsidiaries	2,688	2,728

	8,588	7,887

Preferred securities issued by subsidiaries

Preferred securities are securities for which there is no obligation to pay a dividend and, if the dividend is not paid, it may not be cumulative. Such securities do not generally carry voting rights but rank higher than ordinary shares for dividend payments and in the event of a winding-up. These securities have no stated maturity date but may be called and redeemed by the issuer, subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. Dividends on floating rate preferred securities are generally related to interbank offer rates.

Included in the capital base of HSBC are non-cumulative preferred securities classified as tier 1 capital and cumulative preferred securities classified as tier 2 capital in accordance with the rules and guidance in GENPRU.

Preferred securities issued by HSBC’s subsidiaries

			At 31 December
		First call date	2013 US$m	2012 US$m

HSBC USA Inc.
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, series D	Jul 1999	150	150
US$150m	Cumulative preferred stock	Oct 2007	150	150
US$518m	Floating rate non-cumulative preferred stock, series F	Apr 2010	518	518
US$374m	Floating rate non-cumulative preferred stock, series G	Jan 2011	374	374
US$374m	6.50% non-cumulative preferred stock, series H	Jul 2011	374	374

HSBC Finance Corporation
US$575m	6.36% non-cumulative preferred stock, series B	Jun 2010	559	559

HSBC Bank Canada
CAD175m	Non-cumulative redeemable class 1 preferred shares, series C	Jun 2010	164	176
CAD175m	Non-cumulative class 1 preferred shares, series D	Dec 2010	164	176
CAD250m	Non-cumulative 5 year rate reset class 1 preferred shares, series E	Jun 2014	235	251

			2,688	2,728

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

38	Called up share capital and other equity instruments

Issued and fully paid

HSBC Holdings ordinary shares of US$0.50 each

	At 31 December
	2013 US$m	2012 US$m

HSBC Holdings ordinary shares[1]	9,415	9,238

	Number	US$m

At 1 January 2013	18,476,008,664	9,238
Shares issued under HSBC employee share plans	120,033,493	60
Shares issued in lieu of dividends	233,964,882	117

At 31 December 2013	18,830,007,039	9,415

At 1 January 2012	17,868,085,646	8,934
Shares issued under HSBC employee share plans	238,587,766	119
Shares issued in lieu of dividends	369,335,252	185

At 31 December 2012	18,476,008,664	9,238
HSBC Holdings non-cumulative preference shares of US$0.01 each
	Number	US$m

At 1 January 2013 and 31 December 2013[2]	1,450,000	–

At 1 January 2012 and 31 December 2012	1,450,000	–

1	All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.
2	Included in the capital base of HSBC as tier 1 capital in accordance with the rules and guidance in GENPRU.

Dividends on the HSBC Holdings non-cumulative dollar preference shares in issue (‘dollar preference shares’) are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the dollar preference shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the PRA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the dollar preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the dollar preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the dollar preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the dollar preference shares for the then current dividend period. The dollar preference shares carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the dollar preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the dollar preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of the dollar preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings has paid a full dividend on the dollar preference shares. HSBC Holdings may redeem the dollar preference shares in whole at any time on or after 16 December 2010, subject to prior notification to the PRA.

HSBC Holdings non-cumulative preference share of £0.01

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

Other equity instruments

Other equity instruments which have been included in the capital base of HSBC were issued in accordance with the rules and guidance in the PRA’s GENPRU. These securities may be called and redeemed by HSBC subject to prior notification to the PRA. If not redeemed at the first call date interest coupons remain unchanged.

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

At HSBC Holdings’ discretion, and subject to certain conditions being satisfied, the capital securities may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and ranking pari passu with the dollar and sterling preference shares in issue. The preference shares would be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.

HSBC’s qualifying tier 1 capital securities in issue which are accounted for in equity

			At 31 December
		First call date	2013 US$m	2012 US$m

US$2,200m	8.125% perpetual subordinated capital securities	Apr 2013	2,133	2,133
US$3,800m	8.00% perpetual subordinated capital securities, Series 2	Dec 2015	3,718	3,718

			5,851	5,851

Shares under option

For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, the HSBC Share Plan and HSBC Holdings savings-related share option plans, see Note 7.

Aggregate options outstanding under these plans

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2013	119,085,250	2013 to 2019	£3.3116 – 7.9911
	24,215,341	2013 to 2018	HK$37.8797 – 92.5881
	1,574,652	2013 to 2018	€3.6361 – 7.5571
	3,997,069	2013 to 2018	US$4.8876 – 11.8824

31 December 2012	159,703,771	2013 to 2018	£3.3116 – 7.9911
	31,637,840	2013 to 2018	HK$37.8797 – 94.5057
	2,180,263	2013 to 2018	€3.6361 – 9.5912
	6,488,894	2013 to 2018	US$4.8876 – 12.0958

31 December 2011	216,078,250	2012 to 2017	£3.3116 – 7.9911
	45,422,511	2012 to 2017	HK$37.8797 –94.5057
	3,176,265	2012 to 2017	€3.6361 – 9.5912
	9,752,066	2012 to 2017	US$4.8876 – 12.0958

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

During 2012 and 2013 there were no options exercised over HSBC Holdings ordinary shares and no shares were delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004. During 2013, options over 149,924 (2012: 880,983) HSBC Holdings ordinary shares lapsed.

At 31 December 2013, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held nil (2012: 2,108,830) HSBC Holdings ordinary shares.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Options outstanding over HSBC Holdings ordinary shares under the HSBC Bank Bermuda share plan

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2013	–	2013	US$ 9.32 – 10.33
31 December 2012	149,924	2013	US$9.32 – 10.33
31 December 2011	1,030,907	2012 to 2013	US$9.32 – 15.99

Maximum obligation to deliver HSBC Holdings ordinary shares

At 31 December 2013, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with GPSP awards and restricted share awards granted under the HSBC Share Plan and/or the HSBC Share Plan 2011, was 265,534,885 (2012: 364,082,766). The total number of shares at 31 December 2013 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 12,068,136 (2012: 18,009,459).

39	Notes on the statement of cash flows

Other non-cash items included in profit before tax

	HSBC			HSBC Holdings
	2013 US$m	2012 US$m	2011 US$m	2013 US$m	2012 US$m

Depreciation, amortisation and impairment	2,330	2,531	3,135	35	457
Gains arising from dilution of interests in associates	(1,051)	–	(208)	–	–
Revaluations on investment property	(113)	(72)	(118)	–	–
Share-based payment expense	630	988	1,162	49	55
Loan impairment losses gross of recoveries and other credit risk provisions	7,356	9,358	13,553	–	–
Provisions	2,578	5,732	2,199	–	–
Impairment of financial investments	(36)	519	808	–	–
Charge/(credit) for defined benefit plans	121	476	(140)	–	–
Accretion of discounts and amortisation of premiums	180	246	(513)	(10)	23

	11,995	19,778	19,878	74	535

Change in operating assets

	HSBC			HSBC Holdings
	2013 US$m	2012 US$m	2011 US$m	2013 US$m	2012 US$m

Change in loans to HSBC undertakings	–	–	–	(11,669)	(3,451)
Change in prepayments and accrued income	(1,568)	557	1,907	(65)	(5)
Change in net trading securities and net derivatives	(24,870)	(36,829)	27,058	923	(507)
Change in loans and advances to banks	(21,578)	1,083	2,618	–	–
Change in loans and advances to customers	(100,115)	(72,619)	(30,853)	–	–
Change in financial assets designated at fair value	(4,922)	(2,698)	(583)	–	–
Change in other assets	4,154	(6,015)	(7,559)	16	(48)

	(148,899)	(116,521)	(7,412)	(10,795)	(4,011)

Change in operating liabilities

	HSBC			HSBC Holdings
	2013 US$m	2012 US$m	2011 US$m	2013 US$m	2012 US$m

Change in accruals and deferred income	3,085	78	(800)	248	10
Change in deposits by banks	22,975	(5,393)	2,238	–	–
Change in customer accounts	150,262	90,071	48,401	–	–
Change in debt securities in issue	(15,381)	(11,552)	(14,388)	98	86
Change in financial liabilities designated at fair value	994	2,549	5,468	(550)	2,464
Change in other liabilities	2,822	13,317	3,093	(857)	391

	164,757	89,070	44,012	(1,061)	2,951

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Cash and cash equivalents

	HSBC			HSBC Holdings
	2013 US$m	2012 US$m	2011 US$m	2013 US$m	2012 US$m

Cash at bank with HSBC undertakings	–	–	–	407	353
Cash and balances at central banks	166,599	141,532	129,902	–	–
Items in the course of collection from other banks	6,021	7,303	8,208	–	–
Loans and advances to banks of one month or less	164,591	148,232	169,858	–	–
Treasury bills, other bills and certificates of deposit less than three months	15,980	25,379	26,226	–	–
Less: items in the course of transmission to other banks	(6,910)	(7,138)	(8,745)	–	–

	346,281	315,308	325,449	407	353

Interest and dividends

	HSBC			HSBC Holdings
	2013 US$m	2012 US$m	2011 US$m	2013 US$m	2012 US$m

Interest paid	(17,262)	(18,412)	(23,125)	(2,705)	(2,661)
Interest received	50,823	61,112	66,734	1,986	1,759
Dividends received	1,133	766	602	20,925	13,709

The amount of cash and cash equivalents not available for use by HSBC at 31 December 2013 was US$38,019m (2012: US$32,368m), of which US$21,811m (2012: US$20,464m) related to mandatory deposits at central banks.

Disposal of subsidiaries and businesses

In October 2013, we completed the disposal of HSBC Bank (Panama) S.A., receiving total cash consideration of US$2,210m which is included under ‘Cash flow from investing activities’ in the Consolidated statement of cash flows on page 420. The effect of disposals of subsidiaries and businesses in 2012 is tabulated below.

	2012
	US cards business US$m	US branch network US$m	Other disposals US$m	Total US$m

Assets
Loans and advances to banks	–	–	799	799
Loans and advances to customers	26,748	2,091	3,632	32,471
Financial investments	–	–	924	924
Prepayments and accrued income	572	–	53	625
Goodwill and intangible assets	318	7	276	601
Other assets	369	68	1,618	2,055

Total assets excluding cash and cash equivalents	28,007	2,166	7,302	37,475

Liabilities
Deposits by banks	–	–	385	385
Customer accounts	–	13,199	5,986	19,185
Liabilities under insurance contracts	–	–	1,080	1,080
Other liabilities	161	7	1,012	1,180

Total liabilities	161	13,206	8,463	21,830

Aggregate net assets at date of disposal, excluding cash and cash equivalents	27,846	(11,040)	(1,161)	15,645
Non-controlling interests disposed	–	–	(81)	(81)
Gain on disposal including costs to sell	3,148	864	355	4,367
Add back: costs to sell	72	15	56	143

Selling price	31,066	(10,161)	(831)	20,074

Satisfied by:
Cash and cash equivalents received/(paid) as consideration	31,066	(10,091)	(542)	20,433
Cash and cash equivalents sold	–	(70)	(321)	(391)

Cash consideration received/(paid) up to 31 December 2012	31,066	(10,161)	(863)	20,042
Cash still to be received at 31 December 2012	–	–	32	32

Total cash consideration	31,066	(10,161)	(831)	20,074

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

40	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings
	2013 US$m	2012 US$m	2013 US$m	2012 US$m

Guarantees and contingent liabilities
Guarantees	84,554	80,364	52,836	49,402
Other contingent liabilities	182	209	–	–

	84,736	80,573	52,836	49,402

Commitments
Documentary credits and short-term trade-related transactions	12,154	13,359	–	–
Forward asset purchases and forward forward deposits placed	1,005	419	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	574,444	565,691	1,245	1,200

	587,603	579,469	1,245	1,200

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

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2013 were as follows:

	At 31 December 2013		At 31 December 2012
	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other HSBC Group entities US$m	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other HSBC Group entities US$m

Guarantee type
Financial guarantees[1]	31,224	36,800	32,036	36,800
Credit-related guarantees[2]	15,076	16,036	12,957	12,602
Other guarantees	38,254	–	35,371	–

	84,554	52,836	80,364	49,402

1	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
2	Credit-related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the definition of a financial guarantee contract under IAS 39.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury which at 31 December 2013 stood at approximately £17 billion (US$28.1bn).

In order to repay the loan principal which is not expected to be recovered, the FSCS confirmed in February 2013 that it would levy approximately £363m (US$587m) in Scheme Year 2013/2014 and in the following two Scheme Years on participating financial institutions. In January 2014, the FSCS announced that the expected levy on participating financial institutions for Scheme Year 2014/2015 would be £399m (US$660m).

HSBC could be liable to pay a further proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury.

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Capital commitments

In addition to the commitments disclosed on page 548, at 31 December 2013 HSBC had US$401m (2012: US$607m) of capital commitments contracted but not provided for and US$112m (2012: US$197m) of capital commitments authorised but not contracted for.

Associates

HSBC’s share of associates’ contingent liabilities amounted to US$46,574m at 31 December 2013 (2012: US$46,148m). No matters arose where HSBC was severally liable.

41	Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

	At 31 December 2013			At 31 December 2012
	Total future minimum payments US$m	Future interest charges US$m	Present value of finance lease commitments US$m	Total future minimum payments US$m	Future interest charges US$m	Present value of finance lease commitments US$m
Lease commitments:
– no later than one year	59	(23)	36	81	(21)	60
– later than one year and no later than five years	132	(76)	56	153	(71)	82
– later than five years	185	(25)	160	196	(34)	162

	376	(124)	252	430	(126)	304

At 31 December 2013, future minimum sublease payments of US$237m (2012: US$244m) were expected to be received under non-cancellable subleases at the balance sheet date.

Operating lease commitments

At 31 December 2013, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 31 December 2013		At 31 December 2012
	Land and buildings US$m	Equipment US$m	Land and buildings US$m	Equipment US$m

Future minimum lease payments under non-cancellable operating leases:
– no later than one year	960	11	943	23
– later than one year and no later than five years	2,499	14	2,495	23
– later than five years	2,007	5	2,246	–

	5,466	30	5,684	46

At 31 December 2013, future minimum sublease payments of US$10m (2012: US$14m) were expected to be received under non-cancellable subleases at the balance sheet date.

In 2013, US$1,425m (2012: US$1,166m; 2011: US$973m) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$1,098m (2012: US$1,149m; 2011: US$952m) related to minimum lease payments, US$326m (2012: US$17m; 2011: US$20m) to contingent rents, and US$1m (2012: US$0.4m; 2011: US$1m) to sublease payments.

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

	At 31 December 2013			At 31 December 2012
	Total future minimum payments US$m	Unearned finance income US$m	Present value US$m	Total future minimum payments US$m	Unearned finance income US$m	Present value US$m
Lease receivables:
– no later than one year	3,370	(360)	3,010	3,712	(379)	3,333
– later than one year and no later than five years	7,933	(990)	6,943	8,414	(966)	7,448
– later than five years	5,064	(856)	4,208	5,277	(951)	4,326

	16,367	(2,206)	14,161	17,403	(2,296)	15,107

At 31 December 2013, unguaranteed residual values of US$205m (2012: US$253m) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$7m (2012: US$3m). No contingent rents were received in 2013 (2012: nil).

42	Structured entities

HSBC is involved with structured entities, mainly through securitisation of financial assets, conduits and investment funds.

HSBC arrangements that involve structured entities are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of structured entities administered by HSBC are closely monitored by senior management. HSBC has involvement with both consolidated and unconsolidated structured entities, which may be established by HSBC or by a third party, as detailed below.

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 1(e).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type

	Conduits US$bn	Securitisations US$bn	HSBC managed funds US$bn	Other US$bn	Total US$bn

At 31 December 2013	38.9	7.1	13.9	8.2	68.1

At 31 December 2012	38.4	9.0	12.1	3.5	63.0

Conduits

HSBC has established and manages two types of conduits: securities investment conduits (‘SIC’s) and multi-seller conduits. These entities have been designed so that voting or similar rights are not the dominant factor in deciding who has control; in such cases, the relevant activities are directed by means of contractual arrangement. The conduits are consolidated as HSBC is exposed or has the right to variable returns from its involvement with the entity and has the ability to affect its returns through its power over the entity.

Securities investment conduits

Solitaire, HSBC’s principal SIC, purchases highly rated asset-backed securities (‘ABS’s) to facilitate tailored investment opportunities. At 31 December 2013, Solitaire held US$9.0bn of ABSs (2012: US$10.0bn). These are included within the disclosures of ABS ‘held through consolidated structured entities’ on page 206. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s structured investment vehicles (‘SIV’s) in 2008.

•

Solitaire – Solitaire is currently funded entirely by commercial paper ‘CP’ issued to HSBC. Although HSBC continues to provide a liquidity facility, Solitaire has no need to draw on it so long as HSBC purchases the CP issued, which it intends to do for the foreseeable future. At 31 December 2013, HSBC held US$11.0bn of CP (2012: US$13.0bn).

•

Mazarin – HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2013, this amounted to US$7.4bn (2012: US$8.4bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

At 31 December 2013, HSBC held 1.3% of Mazarin’s capital notes (2012: 1.3%) with a par value of US$17m (2012: US$17m) and a carrying amount of US$0.3m (2012: nil).

•

Barion and Malachite – HSBC’s primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2013, this amounted to US$6.3bn (2012: US$7.4bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 31 December 2013, HSBC held 3.8 % of the capital notes (2012: 3.7%) issued by these vehicles with a par value of US$37m (2012: US$36m) and a carrying amount of US$3.3m (2012: US$1.7m).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients.

HSBC bears risk equal to transaction-specific liquidity facilities offered to the multi-seller conduits amounting to US$15.7bn at 31 December 2013 (2012: US$14.3bn). First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.

Securitisations

HSBC uses structured entities to securitise customer loans and advances that it has originated in order to diversify its sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC to the structured entities for cash or synthetically through credit default swaps, and the structured entities issue debt securities to investors.

HSBC managed funds

HSBC has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, HSBC controls and hence consolidates these funds.

Other

HSBC has also entered into a number of transactions in the normal course of business which include asset and structured finance transactions where it has control of the structured entity. In addition, HSBC is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.

Unconsolidated structured entities

The term ‘unconsolidated structured entities’ refers to all structured entities that are not controlled by HSBC. HSBC enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which HSBC has an interest at the reporting date, as well as its maximum exposure to loss in relation to those interests.

The maximum exposure to loss from HSBC’s interests in unconsolidated structured entities represents the maximum loss that HSBC could incur as a result of HSBC’s involvement with unconsolidated structured entities regardless of the probability of the loss being incurred.

•	For commitments and guarantees, and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.

•	For retained and purchased investments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at the balance sheet reporting date.

The maximum exposure to loss is stated gross of the effects of hedging and collateral arrangements entered into to mitigate HSBC’s exposure to loss.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Nature and risks associated with HSBC interests in unconsolidated structured entities

	Securitisations US$bn	HSBC managed funds US$bn	Non-HSBC managed funds US$bn	Other US$bn	Total US$bn

At 31 December 2013
Total assets of the entities	9.6	290.3	2,843.3	26.7	3,169.9

HSBC’s interest – assets
Cash	–	–	–	–	–
Trading assets	–	0.1	0.2	3.8	4.1
Financial assets designated at fair value	–	5.1	1.4	–	6.5
Derivatives	–	–	–	1.2	1.2
Loans and advances to customers	0.9	–	–	1.5	2.4
Financial investments	–	2.3	5.4	0.1	7.8
Other assets	–	0.1	–	–	0.1

Total assets in relation to HSBC’s interests in the unconsolidated structured entities	0.9	7.6	7.0	6.6	22.1

HSBC’s interest – liabilities
Trading liabilities	–	–	–	0.1	0.1

Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	–	–	–	0.1	0.1

HSBC’s maximum exposure	1.0	7.6	7.0	10.6	26.2

Total income from HSBC interests[1]	–	0.1	0.3	0.3	0.7

1	Income includes recurring and non-recurring fees, interest, dividends, gains or loss on the re-measurement or derecognition of interests in structured entities, any mark-to-market gains/losses on a net basis and gains or losses from the transfer of assets and liabilities to the structured entity.

Securitisations

HSBC has interests in unconsolidated securitisation vehicles through holding notes issued by these entities.

HSBC managed funds

HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on ‘Funds under management’ is provided on page 130.

HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.

Non-HSBC managed funds

HSBC purchases and holds units of third-party managed funds in order to facilitate both business and customer needs.

Other

HSBC has established structured entities in the normal course of business such as structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

HSBC sponsored structured entities

The definition of a sponsor is given in Note 2(o).

In some cases, HSBC does not have an interest in these entities at the reporting date.

The amount of assets transferred to and income received from such sponsored entities during 2013 was not significant.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

43	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. The recognition of provisions is determined in accordance with the accounting policies set out in Note 2. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2013 (see Note 31). It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed 19 August 2002 in the US District Court for the Northern District of Illinois (‘District Court’). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claims form requirements, which the District Court in September 2012 rejected for the most part. The District Court directed further proceedings before a court-appointed Special Master to address certain claim submission issues.

On 4 October 2013, the District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the Prime rate, compounded annually. Subsequently, on 17 October 2013, the District Court entered a partial final judgement against the defendants in the amount of approximately US$2.46bn. In addition to the partial judgement that has been entered, there also remain approximately US$527m in claims, prior to imposition of prejudgement interest, that still are subject to objections that have not yet been ruled upon by the District Court.

The defendants have filed a Notice of Appeal of the partial final judgement. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.46bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. We believe we have meritorious grounds for appeal on matters of both liability and damages, and will argue on appeal that damages should be zero or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts our arguments, the amount of damages, based upon the claims submitted and the application of pre-judgement interest at the Prime rate as ordered by the District Court, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.5bn. Once a judgement is entered (such as the approximately US$2.46bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the 1-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management’s best estimate of probable outflows.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities. Madoff was sentenced in June 2009.

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

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs have requested a rehearing of their appeal, and that request remains pending.

In July and December 2013, settlements were reached in respect of the claim by Thema International Fund plc and AA (Alternative Advantage) Plc respectively against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court.

The Madoff Securities Trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants and alleged that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. In July 2011, the US District Court for the Southern District of New York dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the Second Circuit in June 2013. On 9 October 2013, the Trustee filed a petition for writ of certiorari to review the Second Circuit’s decision with the US Supreme Court. The HSBC defendants filed their response to the petition for writ of certiorari on 16 December 2013. The Supreme Court has issued an order inviting the US Solicitor General to file a brief in the case expressing the views of the US government on the petition. The Trustee’s remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administration and similar services to the funds. These claims remain pending.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served with the trustee’s English action.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency (‘OCC’) and HSBC Finance and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (together with the OCC, the ‘Servicing Consent Orders’) following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the ‘Independent Foreclosure Review’) pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.4bn and US$7.4bn at 31 December 2013 and 31 December 2012, respectively.

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

Various HSBC companies have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency (‘FHFA’), acting in its capacity as conservator for the Federal National Mortgage Association (‘Fannie Mae’) and the Federal Home Loan Mortgage Corporation (‘Freddie Mac’) in the US District Court for the Southern District of New York (the ‘District Court’) against HSBC Bank USA, HSBC North America Holdings Inc. (‘HNAH’), HSI and HSI Asset Securitization (‘HASCO’) and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.6bn at 31 December 2013. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA’s securities law claims and granting the motion to dismiss FHFA’s negligent misrepresentation claims. The District Court’s ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Discovery in HSBC’s case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through the end of July 2014, with the summary judgement motion scheduled to be fully briefed by the end of July 2014. These dates are subject to change by the court.

The timing and outcome of this matter is uncertain. It is possible that HSBC could be found liable to pay damages. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA; (ii) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., and (iii) Deutsche Bank, as Trustee of HASCO 2007-HE2 v. Decision One, HSBC Finance and HSBC Bank USA. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. On 13 January 2014 HSBC Bank USA filed a motion to dismiss the Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA matter. HSBC Finance was dismissed, on motion, as a defendant in Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., but the case remains pending against Decision One Mortgage Company LLC. One other mortgage loan repurchase action against Decision One, Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al. was dismissed voluntarily in January 2014.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including various issues relating to US Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board (‘FRB’). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority (‘FCA’) Direction, to comply with certain forward-looking AML- and sanctions-related obligations.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Under the agreements with the DoJ, FCA, and the FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY’s charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC’s compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person related accounts and employees who serviced those accounts. It is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

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

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world including in the UK, the US, the

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

EU, Switzerland, Hong Kong, Thailand, South Korea and elsewhere are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest and foreign exchange rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore (‘MAS’) censured The Hongkong and Shanghai Banking Corporation Ltd (‘HBAP’) for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

On 4 December 2013, the European Commission (‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to Euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of Euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure.

On 3 January 2014, the Canadian Competition Bureau notified HSBC that it was discontinuing its investigation into alleged collusive conduct in the setting of Japanese yen Libor on the basis that the evidence collected was insufficient to justify prosecution under applicable law.

As for ongoing regulatory investigations, reviews and proceedings, based on the facts currently known in respect of each of these, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

The Financial Conduct Authority is also conducting investigations alongside several other law enforcement and/or regulatory agencies in various countries into a number of firms, including HSBC, related to trading on the foreign exchange market. We are cooperating with the investigations which are ongoing. It is not practicable at this stage for HSBC to estimate reliably any possible liability that might arise.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs have appealed the dismissal opinion and order to the US Court of Appeals for the Second Circuit. The Court of Appeals has dismissed those appeals on the grounds that they are premature and plaintiffs’ subsequent motion for reconsideration was denied. Other plaintiffs have filed amended complaints in the District Court to assert additional allegations, and the defendants have filed motions to dismiss the amended complaints. The District Court held oral argument on the motions to dismiss in February 2014, and it has stayed proceedings with respect to all other actions in the consolidated proceeding pending its decision on the motions to dismiss.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

a second amended complaint which the defendants moved to dismiss in June 2013. Oral argument on the motion to dismiss is scheduled for March 2014.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the US on behalf of persons who transacted in futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA, and state law. HSBC has not yet responded to the complaint and an amended complaint is expected by the end of March 2014. HSBC expects to file a motion to dismiss thereafter.

In late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the US on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the US District Court Judge appointed interim lead class counsel and ordered the plaintiffs to file a consolidated amended complaint. HSBC has not yet responded, but intends to do so at the appropriate time set by the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response to the European Commission. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission’s investigation, including the timing or impact on HSBC.

HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US. On 16 October 2013, the Judicial Panel on Multi-district Litigation ordered that all cases be consolidated in the Southern District of New York as In re Credit Default Swaps Antitrust Litigation, MDL No. 2476. On 5 December 2013, the District Court held its Initial Pretrial Conference, at which time it selected Lead Interim Class Counsel and set a schedule for the filing of an amended, consolidated complaint and motions to dismiss that complaint. The amended, consolidated complaint was filed on 31 January 2014 and names HSBC Bank USA and HSBC Bank, but not HSBC Holdings, as defendants, among others. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

Economic plans were introduced in the mid 1980’s and early 1990’s by the government of Brazil to reduce escalating inflation. The implementation of certain of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, inter alia, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (‘Supreme Court’). The proceedings in the Supreme Court are currently due to commence in February 2014. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (‘Superior Civil Court’) is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolution including the amount of losses HSBC Brazil may be

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$600m, although the upper end of this range is considered unlikely.

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

Compensation of Key Management Personnel

	HSBC
	2013 US$m	2012 US$m	2011 US$m

Short-term employee benefits	38	37	34
Post-employment benefits	2	1	2
Other long-term employee benefits	10	10	7
Share-based payments	35	43	53

	85	91	96

Transactions, arrangements and agreements involving related parties

Particulars of advances (loans and quasi-loans), credits and guarantees entered into by subsidiaries of HSBC Holdings during 2013 with Directors, disclosed pursuant to section 413 of the Companies Act 2006, are shown below:

	At 31 December
	2013 US$m	2012 US$m

Advances and credits	7	7

Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

	2013		2012
	Balance at 31 December US$m	Highest amounts outstanding during year US$m	Balance at 31 December US$m	Highest amounts outstanding during year US$m

Key Management Personnel[1]
Advances and credits	146	171	153	242
Guarantees	–	8	8	12

1	Includes Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Shareholdings, options and other securities of Key Management Personnel

	At 31 December
	2013 (000s)	2012 (000s)

Number of options held over HSBC Holdings ordinary shares under employee share plans	225	358
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	14,704	14,713
Number of HSBC Holdings 6.5% Subordinated Notes 2036 held beneficially and non-beneficially	–	300
Number of HSBC Bank 2.875% Notes 2015 held beneficially and non-beneficially	5	5

	14,934	15,376

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 21. Transactions and balances during the year with associates and joint ventures were as follows:

	2013		2012
	Highest balance during the year[1] US$m	Balance at 31 December[1] US$m	Highest balance during the year[1] US$m	Balance at 31 December[1] US$m
Amounts due from joint ventures:
– subordinated	1	–	5	1
– unsubordinated	300	300	391	210
Amounts due from associates:
– unsubordinated	4,884	4,084	3,554	2,736

	5,185	4,384	3,950	2,947

Amounts due to joint ventures	7	7	135	1
Amounts due to associates	1,178	290	854	264

	1,185	297	989	265

Commitments	70	17	326	45

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Post-employment benefit plans

At 31 December 2013, US$5.2bn (2012: US$5bn) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$23m (2012: US$20m) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC’s post-employment benefit plans had placed deposits of US$620m (2012: US$285m) with its banking subsidiaries, on which interest payable to the schemes amounted to US$1m (2012: US$2m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2013, the gross notional value of the swaps was US$38bn (2012: US$31bn), the swaps had a positive fair value of US$2.8bn (2012: positive fair value of US$5.2bn) to the scheme and HSBC had delivered collateral of US$3.8bn (2012: US$7.1bn) to the scheme in respect of these swaps, on which HSBC earned US$33m of interest (2012: US$31m). All swaps were executed at prevailing market rates and within standard market bid/offer spreads. Previously there were special collateral provisions for the swap transactions between HSBC and the scheme. Those provisions stipulated that the scheme never posted collateral to HSBC, although HSBC posted collateral to the scheme. From December 2013, the swap transactions between HSBC and the scheme are now on substantially the same terms as for comparable transactions with third party counterparties, including the two-way posting of collateral.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The International Staff Retirement Benefit Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2013, the gross notional value of the swaps was US$1.8bn (2012: US$1.8bn) and the swaps had a net positive fair value of US$399m to the scheme (2012: US$328m). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 24. Transactions and balances during the year with subsidiaries were as follows:

	2013		2012
	Highest balance during the year[1] US$m	Balance at 31 December[1] US$m	Highest balance during the year[1] US$m	Balance at 31 December[1] US$m
Assets
Cash at bank	420	407	429	353
Derivatives	3,768	2,789	4,122	3,768
Loans and advances	53,344	53,344	41,675	41,675
Financial investments	1,220	1,210	1,208	1,208
Investments in subsidiaries	92,695	92,695	92,234	92,234

Total related party assets	151,447	150,445	139,668	139,238

Liabilities
Amounts owed to HSBC undertakings	12,856	11,685	12,856	12,856
Derivatives	1,154	704	1,536	760
Subordinated liabilities:
– at amortised cost	1,716	1,716	2,493	1,696
– designated at fair value	4,350	3,161	4,271	4,260

Total related party liabilities	20,076	17,266	21,156	19,572

Guarantees	52,836	52,836	49,560	49,402
Commitments	1,245	1,245	1,811	1,200

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and were on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 7 to the accounts.

45	Events after the balance sheet date

A fourth interim dividend for 2013 of US$0.19 per ordinary share (a distribution of approximately US$3,578m) was declared by the Directors after 31 December 2013.

These accounts were approved by the Board of Directors on 24 February 2014 and authorised for issue.

46	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2013 or 2012. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The accounts for 2012 have been delivered to the Registrar of Companies and those for 2013 will be delivered in due course.

HSBC HOLDINGS PLC

Shareholder Information

Shareholder Information

Exchange controls and other limitations affecting equity security holders	573a
Dividends on the ordinary shares of HSBC Holdings	573a
American Depositary Shares	573a
Nature of trading market	573b
Memorandum and Articles of Association	573c
History and development of HSBC	573d
Differences in HSBC Holdings / New York Stock Exchange corporate governance practices	573e
2013 HSBC 20F reconciliation table	573g
Glossary of accounting terms and US equivalents	574
Abbreviations	575
Glossary and Index	579

Fourth interim dividend for 2013

The Directors have declared a fourth interim dividend for 2013 of US$0.19 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 25 March 2014. The timetable for the dividend is:

Announcement	24 February 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	12 March 2014
ADSs quoted ex-dividend in New York	12 March 2014
Record date in Hong Kong	13 March 2014
Record date in London, New York, Paris and Bermuda[1]	14 March 2014
Mailing of Annual Report and Accounts 2013 and/or Strategic Report 2013, Notice of Annual General Meeting and dividend documentation	25 March 2014
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	15 April 2014
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	22 April 2014
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	30 April 2014

1	Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.

Interim dividends for 2014

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2014 will be US$0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

 HSBC HOLDINGS PLC

Shareholder Information (continued)

Shareholder profile

At 31 December 2013 the share register recorded the following details:

Ordinary shares held	Number of shareholders	Total shares held

1-100	36,671	1,085,236
101-400	29,459	7,226,259
401-500	7,506	3,397,827
501-1,000	31,360	22,984,271
1,001-5,000	70,724	166,667,452
5,001-10,000	18,439	130,183,641
10,001-20,000	10,902	152,062,623
20,001-50,000	6,611	202,833,471
50,001-200,000	3,256	300,217,089
200,001-500,000	706	221,550,972
500,001 and above	1,063	17,621,798,198

Total	216,697	18,830,007,039

2013 Annual General Meeting

All resolutions considered at the 2013 Annual General Meeting held at 11.00am on 24 May 2013 at The Barbican Centre, London EC2 were passed on a poll as follows:

		Votes
Resolution		For[1]	%	Against	%	Total	%[2]	Withheld[3]

1	To receive the Annual Report and Accounts for 2012	9,582,599,011	98.62	134,219,149	1.38	9,716,818,160	52.17	15,724,907
2	To approve the Directors’ Remuneration Report for 2012	8,304,766,707	89.00	1,026,750,082	11.00	9,331,516,789	50.10	399,765,100
3	To elect or re-elect the following as Directors:
	(a) S A Catz	9,705,465,619	99.87	12,747,527	0.13	9,718,213,146	52.18	15,960,825
	(b) L M L Cha	9,572,286,348	99.48	49,577,260	0.52	9,621,863,608	51.66	111,431,942
	(c) M K T Cheung	9,685,695,545	99.66	32,573,965	0.34	9,718,269,510	52.18	15,908,254
	(d) J Comey	9,705,606,332	99.87	12,578,071	0.13	9,718,184,403	52.18	15,972,535
	(e) J D Coombe	9,480,244,194	97.55	237,837,940	2.45	9,718,082,134	52.17	15,955,253
	(f) J Faber	9,696,534,776	99.78	21,625,814	0.22	9,718,160,590	52.17	15,973,448
	(g) R A Fairhead	9,663,011,443	99.46	52,731,976	0.54	9,715,743,419	52.16	18,424,393
	(h) R Fassbind	9,704,174,178	99.86	13,994,077	0.14	9,718,168,255	52.17	15,963,055
	(i) D J Flint	9,501,654,886	97.92	201,964,145	2.08	9,703,619,031	52.10	30,545,606
	(j) S T Gulliver	9,688,105,732	99.70	29,297,560	0.30	9,717,403,292	52.17	16,759,939
	(k) J W J Hughes-Hallett	9,671,525,325	99.55	43,259,963	0.45	9,714,785,288	52.16	19,360,574
	(l) W S H Laidlaw	9,631,950,561	99.64	34,439,677	0.36	9,666,390,238	51.90	67,764,178
	(m) J P Lipsky	9,695,295,317	99.76	22,865,509	0.24	9,718,160,826	52.17	15,882,750
	(n) J R Lomax	9,675,152,284	99.56	43,120,545	0.44	9,718,272,829	52.18	15,880,430
	(o) I J Mackay	9,681,451,307	99.62	36,645,895	0.38	9,718,097,202	52.17	15,979,019
	(p) Sir Simon Robertson	9,561,469,393	99.37	60,350,649	0.63	9,621,820,042	51.66	111,440,980

4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	9,441,326,833	97.86	206,449,570	2.14	9,647,776,403	51.80	86,358,827
5	To authorise the Directors to allot shares	9,456,469,654	97.32	260,668,567	2.68	9,717,138,221	52.17	17,007,896
6	To disapply pre-emption rights (Special Resolution)	9,524,207,114	98.03	191,306,185	1.97	9,715,513,299	52.16	18,654,074
7	To authorise the Company to purchase its own shares	9,538,869,292	99.15	81,838,761	0.85	9,620,708,053	51.65	111,077,756
8	To approve general meetings (other than annual general meetings) being called on 14 clear days’ notice (Special Resolution)	8,610,798,049	88.61	1,106,498,079	11.39	9,717,296,128	52.17	16,736,806

1	Includes discretionary votes.
2	Percentage of Issued Share Capital voted.
3	A ‘Vote Withheld’ is not a ‘vote’ in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Interim Management Statements and Interim Results

Interim Management Statements are expected to be issued on or around 7 May 2014 and 3 November 2014. The Interim Results for the six months to 30 June 2014 are expected to be issued on 4 August 2014.

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

Principal Register:	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Telephone: 44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong Telephone: 852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Investors Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda Telephone: 1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm

Investor Centre: www.investorcentre.co.uk	Investor Centre: www.investorcentre.com/hk	Investor Centre: www.investorcentre.com/bm

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Further copies of this Annual Report and Accounts 2013 may be obtained by writing to the following departments:

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

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Chinese translation

A Chinese translation of this Annual Report and Accounts 2013 is available upon request after 25 March 2014 from the Registrars:

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

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA	Euronext Paris	HSB
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
New York Stock Exchange (ADS)	HSBC

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Manager Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	SVP Investor Relations HSBC North America Holdings Inc. 26525 N Riverwoods Boulevard Mettawa, Illinois 60045 USA	Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong
Telephone: 44 020 7991 8041	1 224 880 8008	852 2822 4908
Facsimile: 44 0845 587 0225	1 847 383 3331	852 3418 4469
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

HSBC HOLDINGS PLC

Shareholder Information (continued)

Where more information about HSBC is available

This Annual Report and Accounts 2013, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.

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

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation will require HSBC Holdings to publish additional information, in respect of the year ended 31 December 2013, by 1 July 2014. This information will be available at the time on HSBC’s website: www.hsbc.com.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Simplified Structure Chart of HSBC Holdings plc

HSBC Holdings plc
HSBC Latin America Holdings (UK) Limited
HSBC Finance (Netherlands)
HSBC Overseas Holdings (UK) Ltd
HSBC Bank plc
HSBC Private Banking Holdings (Suisse) S.A.
HSBC North America Holdings Inc.
HSBC Bank Canada
99.99%
HSBC France
HSBC Germany Holdings GmbH
80.62%
HSBC Trinkaus & Burkhardt AG
HSBC Bank A.S.
HSBC Asset Finance (UK) Ltd
99.99%
HSBC Bank Brasil S.A. - Banco Múltiplo
HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC
99.99%
HSBC Bank Argentina S.A.
HSBC Holdings BV
HSBC Investments (North America) Inc.
94.54%
HSBC Asia Holdings (UK) Ltd
HSBC Bank Egypt S.A.E.
HSBC Middle East Holdings BV
HSBC Asia Holdings BV
HSBC Securities (USA) Inc.
HSBC Bank USA, N.A.
HSBC Finance Corporation
HSBC Bank Middle East Ltd
The Hongkong and Shanghai Banking Corporation Limited
62.14%
HSBC Bank (China) Company Limited
Hang Seng Bank Limited
HSBC Life (International) Ltd
HSBC Bank Malaysia Berhad
HSBC Bank Australia Ltd
HSBC Bank (Taiwan) Limited
HSBC Bank (Vietnam) Limited

1 *This simplified Group structure of principal subsidiaries is as at 31 December 2013.*

2 *Not all intermediate holding companies are shown.*

3 *Unless shown otherwise, all subsidiaries are wholly owned.*

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

For individual shareholders who are resident in the UK for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate or additional rate are taxed on the combined amount of the dividend and the tax credit at the dividend upper rate (currently 32.5%) and the dividend additional rate (currently 37.5%), respectively. The tax credit is available for set-off against the dividend upper rate and the dividend additional rate liability. Individual UK resident shareholders are not entitled to any tax credit repayment.

Although non-UK resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the UK. However, in most cases no amount of the tax credit is, in practice, repayable.

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2012 fourth interim dividend and the first, second and third interim dividends for 2013 was set out in the Secretary’s letters to shareholders of 3 April, 6 June, 5 September and 5 November 2013. In no case was the difference between the cash dividend foregone and the market value of the scrip dividend in excess of 15% of the market value. Accordingly, the amount of the dividend income chargeable to tax, and, the acquisition price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK capital gains tax purposes, was the cash dividend foregone.

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

Taxation – US residents

The following is a summary, under current law, of the principal UK tax and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or American Depositary Shares (‘ADS’s) by a holder that is a resident of the US for US federal income tax purposes (a ‘US holder’) and who is not resident in the UK for UK tax purposes.

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

Taxation of dividends

Currently no tax is withheld from dividends paid by HSBC Holdings. For US tax purposes, a US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. A US holder that elects to receive shares in lieu of a cash dividend must include in ordinary income the fair market value of such shares on the dividend payment date, and the tax basis of those shares will equal such fair market value.

Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a ‘qualified foreign corporation’ (which includes not being classified for US federal income tax purposes as a passive foreign investment company), certain dividends (‘qualified dividends’) received by an individual US holder generally will be subject to US taxation at preferential rates. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings does not anticipate being classified as a passive foreign investment company. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

Taxation of capital gains

Gains realised by a US holder on the sale or other disposition of shares or ADSs normally will not be subject to UK taxation unless at the time of the sale or other disposition the holder carries on a trade, profession or vocation in the UK through a branch or agency or permanent establishment and the shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the shares or ADSs were held for more than one year. A long-term capital gain realised by an individual US holder generally will be subject to US tax at preferential rates.

Inheritance tax

Shares or ADSs held by an individual whose domicile is determined to be the US for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the ‘Estate Tax Treaty’) and who is not for such purposes a national of the UK will not, provided

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim[1]	Total[2]

2013	US$	0.100	0.100	0.100	0.190	0.490
		£0.066	0.064	0.062	0.114	0.306
	HK$	0.776	0.775	0.775	1.473	3.799

2012	US$	0.090	0.090	0.090	0.180	0.450
		£0.058	0.056	0.056	0.111	0.281
	HK$	0.698	0.698	0.698	1.395	3.489

2011	US$	0.090	0.090	0.090	0.140	0.410
		£0.056	0.058	0.058	0.090	0.262
	HK$	0.701	0.702	0.699	1.088	3.190

2010	US$	0.080	0.080	0.080	0.120	0.360
		£0.053	0.051	0.051	0.077	0.232
	HK$	0.622	0.621	0.622	0.933	2.798

2009	US$	0.080	0.080	0.080	0.100	0.340
		£0.048	0.050	0.048	0.062	0.208
	HK$	0.620	0.620	0.620	0.775	2.635

1	The fourth interim dividend for 2013 of US$0.19 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2013. The dividend will be paid on 30 April 2014.
2	The above dividends declared are accounted for as disclosed in Note 10 on the Financial Statements.

American Depositary Shares

A holder of HSBC Holdings’ American Depositary Shares (‘ADS’s) may have to pay, either directly or indirectly (via the intermediary through whom their ADSs are held) fees to the Bank of New York Mellon as depositary. Fees may be paid or recovered in several ways: by deduction from amounts distributed; by selling a portion of distributable property; by deduction from dividend distributions; by directly invoicing the holder; or by charging the intermediaries who act for them. The fees for which the holders of the HSBC ADSs will be responsible include:

573a

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

The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our ADS programme. There are limits on the amount of expenses for which the depositary will reimburse

us. The amount of reimbursement available is not tied to the amount of fees the depositary collects from holders of ADSs. During the year ended 31 December 2013, the depositary reimbursed, paid and/or waived fees and expenses totalling US$650,505.65 in connection with the administration, servicing and maintenance of the programme, as detailed below:

Category of expense/fees	2013 US$

Fees relating to stock exchange listing	216,394.34

Fulfilment costs including shareholder meeting costs (printing and distribution of materials and vote tabulation) and beneficial holder searches	232,872.51

Fees and expenses paid and/or waived including: account servicing fees, postage and envelopes for mailing annual and interim financial reports, dividend warrants, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls	201,238.80

Total	650,505.65

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

As at 31 December 2013, there were a total of 216,702 holders of record of HSBC Holdings ordinary shares on the share register.

As at 31 December 2013, a total of 20,203,754 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 14,119 holders of record with addresses in the US. These shares represented 0.11% of the total HSBC Holdings ordinary shares in issue.

As at 31 December 2013, there were 7,576 holders of record of ADSs holding approximately 164.5m ADSs, representing approximately 822.5m HSBC Holdings ordinary shares 7,412 of these holders had addresses in the US, holding approximately 164.3m ADSs, representing 821.5m HSBC Holdings ordinary shares. As at 31 December 2013, approximately 3.9% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the

573b

HSBC HOLDINGS PLC

Shareholder Information (continued)

Bermuda Stock Exchange, as adjusted for the 5-for-12 rights issue completed in April 2009.

Past share price performance should not be regarded as a guide to future performance.

High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2013	770	647	90.4	79.3	58.6	50.7	9.1	7.7	11.4	10.5
2012	655	491	82.0	59.5	53.1	38.3	8.0	5.8	10.5	7.6
2011	731	464	91.8	56.1	59.0	35.8	8.7	5.4	11.8	7.0
2010	740	596	92.4	69.6	59.3	44.4	8.3	7.2	11.6	8.8
2009	761	304	98.0	30.6	64.0	22.0	8.6	3.3	12.5	4.7

2013
4th Quarter	703	647	87.1	81.8	56.5	53.0	8.4	7.7	11.3	10.5
3rd Quarter	755	670	89.6	79.8	58.0	52.2	8.7	7.9	11.3	10.6
2nd Quarter	770	656	90.4	79.3	58.6	50.7	9.1	7.7	11.4	10.5
1st Quarter	740	647	88.3	81.3	57.1	52.8	8.6	7.9	11.4	10.5

2012
4th Quarter	655	581	82.0	72.6	53.1	47.0	8.0	7.3	10.5	9.4
3rd Quarter	588	511	74.1	62.1	47.7	39.7	7.4	6.5	9.4	8.3
2nd Quarter	573	503	71.6	60.2	46.0	38.7	7.1	6.2	9.2	8.1
1st Quarter	582	491	71.7	59.5	45.9	38.3	7.0	5.8	9.3	7.6

2014
January	681	626	86.1	81.0	56.0	51.5	8.2	7.6	11.0	10.8

2013
December	677	647	87.1	81.8	55.6	53.0	8.2	7.7	10.9	10.5
November	703	682	87.0	84.8	56.5	55.2	8.4	8.1	11.2	10.9
October	690	665	86.0	83.3	56.0	53.5	8.2	7.9	11.3	10.6
September	708	669	88.0	83.1	56.8	52.4	8.4	8.0	11.3	10.6
August	755	676	89.6	82.0	58.0	52.4	8.7	7.9	11.2	10.7
July	748	681	88.1	79.8	56.8	52.2	8.6	8.0	11.2	11.0

1	In New York each ADS represents five underlying ordinary shares.

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

573c

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

Retirement

There is no mandatory retirement age for Directors of HSBC Holdings.

History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	We acquire a 51% interest (subsequently increased to 62.14%) in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	We acquire a 51% interest in Marine Midland Banks, Inc., now HSBC USA, Inc, (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada subsequently makes numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada.

1987	We purchase a 14.9% interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	We purchase the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, our Head Office is transferred from Hong Kong to London in January.

1997	We assume selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina complete the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	We acquire Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	We complete our acquisition of 99.99% of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	We acquire 99.59% of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	We acquire Household International, Inc., now HSBC Finance Corporation.

2003	We acquire Banco Lloyds TSB S.A.–Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	We complete the acquisition of The Bank of Bermuda Limited.

2004	We acquire Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	We acquire 19.9% of Bank of Communications, and Hang Seng Bank acquires 15.98% of Industrial Bank.

573d

HSBC HOLDINGS PLC

Shareholder Information (continued)

2005	We increase our holding in Ping An to 19.9%, having made our initial investment in 2002. Ping An is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	We acquire Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, through a tender offer to acquire 99.98% of the outstanding shares of Banistmo.

2007	Our three associates in mainland China, Industrial Bank, Ping An and Bank of Communications, issue new shares. We do not subscribe and, as a result, our interests in the associates’ equity decrease.

2008	We acquire the assets, liabilities and operations of The Chinese Bank in Taiwan.

2008	We complete the sale of our seven French regional banks.

2009	We complete the acquisition of 88.89% of PT Bank Ekonomi Raharja Tbk in Indonesia.

2012	In May, we complete the sale of our US Card and Retail Services business, together with certain real estate and other assets and liabilities.

2012	In May, we complete the sale of 138 retail branches in upstate New York. The disposal of a further 57 branches is completed in August.

2012	In December, we complete the sale we announced in January of our businesses in Costa Rica, El Salvador and Honduras to the Columbian banking group, Banco Davivienda, for US$801m.

2012	In December, we announce the disposal of our shares in Ping An to Charoen Pokphand Group Company for approximately US$9,385m in cash.

2012	In December, we announce an agreement to sell our 18% shareholding in Bao Viet Holdings to Sumitomo Life Insurance Company for US$340m in cash.

2013	In November, we sell HSBC Bank (Panama) S.A. to Bancolombia S.A. for US$2.1bn in cash.

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

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FCA require each listed company incorporated in the UK to include in its Annual Report and Accounts a statement of how it has applied the principles of The UK Corporate Governance Code issued by the Financial Reporting Council and a statement as to whether or not it has complied with the code provisions of The UK Corporate Governance Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the code provisions, or complied with only some of the code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2013 with the applicable code provisions of The UK Corporate Governance Code. The UK Corporate Governance Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Nomination Committee during 2013 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Nomination Committee, which comply with the UK Corporate Governance Code, require a majority of members to be independent. In addition to identifying individuals qualified to become Board members, a nominating/ corporate governance committee must develop and recommend to the Board a set of corporate governance principles. The Nomination Committee’s terms of reference do not require it to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of The UK Corporate Governance Code. The Board of Directors is responsible under its terms of reference for the development and review of Group policies and practices on corporate governance.

Under the NYSE standards, companies are required to have a compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Group Remuneration Committee during 2013 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our

573e

HSBC HOLDINGS PLC

Shareholder Information (continued)

Group Remuneration Committee, which comply with the UK Corporate Governance Code, require at least three members to be independent. A compensation committee must review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate a chief executive officer’s performance in light of these goals and objectives. The Group Remuneration Committee’s terms of reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives which are set by the Board of Directors.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

During 2013, the non-executive Directors and the Group Chairman met once without the other executive Directors. The non-executive Directors also met four times without the Group Chairman, including to appraise the Group Chairman’s performance. HSBC Holdings’ practice, in this regard, complies with The UK Corporate Governance Code.

In accordance with the requirements of The UK Corporate Governance Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on pages 344 to 345) and provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 378 to 407). The terms of reference of HSBC Holdings’ Group Audit, Group Nomination, Group Remuneration and Group Risk Committees are available at www.hsbc.com/investor-relations/governance/boardcommittees.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In 2009, the Board endorsed three HSBC Values statements underpinned by the continued use of our Business Principles, in replacement of the Group Business Principles and Values. In addition to the HSBC Values statements and Business Principles (and previously the Group Business Principles and Values), which apply to the employees of all our companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2013, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The references to the standards to be followed by all employees reflect the Board’s endorsement of HSBC Values statements underpinned by the continued use of our Business Principles. The HSBC Values statements and Business Principles are available on www.hsbc.com/groupvalues.

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

573f

HSBC HOLDINGS PLC

Shareholder Information (continued)

Form 20-F Item Number and Caption	Location	Page

PART I

1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—

2. Offer Statistics and Expected Timetable	Not required for Annual Report	—

3. Key Information

A. Selected Financial Data	Consolidated income statement, Consolidated balance sheet, Shareholder information	51, 65, 565

B. Capitalisation and Indebtedness	Not required for Annual Report	—

C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—

D. Risk Factors	Report of the Directors: Financial Review	134a-134n

4. Information on the Company

A. History and Development of the Company	Strategic Report	9-15

	Report of the Directors: Financial Review	47-133x

	Shareholder Information	565-566, 594, 573d-573e

B. Business Overview	Strategic Report	9-35

	Financial Review: Regulation and Supervision	133k-133v

	Report of the Directors: Financial Review	47-133x

C. Organisational Structure	Note 24 – Notes on the Financial Statements	519

	Strategic Report	14-15

	Shareholder Information – Simplified structure chart of HSBC Holdings	570

D. Property, Plants and Equipment	Financial Review –Property	130

	Note 23 – Notes on the Financial Statements	518

4 A. Unresolved Staff Comments	Not Applicable	—

5. Operating and Financial Review and Prospects

A. Operating Results	Report of the Directors: Financial Review	47-133x

B. Liquidity and Capital Resources	Financial Review: Liquidity and Funding Financial Review: Risk management of insurance operations	213-229 257-258

	Financial Review: Appendix to Risk	276-281

C. Research and Development, Patents and Licences, etc.	Not Applicable	—

D. Trend Information	Strategic Report	11

573g

HSBC HOLDINGS PLC

Shareholder Information (continued)

Form 20-F Item Number and Caption	Location	Page

	Report of the Directors: Financial Review	47-133x

E. Off-Balance Sheet Arrangements	Note 33 – Notes on the Financial Statements	532-539

	Note 40 – Notes on the Financial Statements	548-549

	Note 42 – Notes on the Financial Statements	550-553

F. Tabular disclosure of Contractual Obligations	Report of the Directors: Financial Review	69k

6. Directors, Senior Management and Employees

A. Directors and Senior Management	Report of the Directors: Corporate Governance	329-337

B. Compensation	Directors’ Remuneration Report	378-407

C. Board Practices	Report of the Directors: Corporate Governance	330-335, 338, 348-352, 360

	Directors’ Remuneration Report	392-393

D. Employees	Strategic Report	27

E. Share Ownership	Report of the Directors: Corporate Governance	369-370, 375-376

	Directors’ Remuneration Report Note 7 – Notes on the Financial Statements Note 38 – Notes on the Financial Statements	381-405 454-457, 545-546

7. Major Shareholders and Related Party Transactions

A. Major Shareholders	Report of the Directors: Corporate Governance	377

B. Related Party Transactions	Note 44 – Notes on the Financial Statements	562-564

C. Interests of Experts and Counsel	Not required for Annual Report	—

8. Financial Information

A. Consolidated Statements and Other Financial Information	Financial Statements	410-564

	Shareholder Information	565

B. Significant Changes	Not Applicable	—

9. The Offer and Listing

A. Offer and Listing Details	Shareholder Information	573b-573c

B. Plan of Distribution	Not required for Annual Report	—

C. Markets	Shareholder Information	573b-573c

D. Selling Shareholders	Not required for Annual Report	—

573h

HSBC HOLDINGS PLC

Shareholder Information (continued)

Form 20-F Item Number and Caption	Location	Page

E. Dilution	Not required for Annual Report	—

F. Expenses of the Issue	Not required for Annual Report	—

10. Additional Information

A. Share Capital	Not required for Annual Report	—

B. Memorandum and Articles of Association	Shareholder Information	573c-573d

C. Material Contracts	Note 43 – Notes on the Financial Statements	558-559

D. Exchange Controls	Shareholder Information	573a

E. Taxation	Shareholder Information	571-573

F. Dividends and Paying Agents	Not required for Annual Report	—

G. Statements by Experts	Not required for Annual Report	—

H. Documents on Display	Shareholder Information	569

I. Subsidiary Information	Not Applicable	—

11. Quantitative and Qualitative Disclosures About Market Risk	Report of the Directors: Financial Review	230-243

	Note 18 and 35 – Notes on the Financial Statements	499-504, 542

12. Description of Securities Other than Equity Securities

A. Debt Securities	Not required for Annual Report	—

B. Warrants and Rights	Not required for Annual Report	—

C. Other Securities	Not required for Annual Report	—

D. American Depositary Shares	Shareholder Information	573a-573b

PART II

13. Defaults, Dividends Arrearages and Delinquencies	Not Applicable	—

14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not Applicable	—

15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	410

	Report of the Directors: Financial Review	131a

16. [Reserved]

A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	348

B. Code of Ethics	Shareholder Information	573f

C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	351-352

	Note 8 – Notes on the Financial Statements	465-466

573i

HSBC HOLDINGS PLC

Shareholder Information (continued)

Form 20-F Item Number and Caption	Location	Page

D. Exemptions from the Listing Standards for Audit Committees	Not Applicable	—

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	377

F. Change in Registrant’s Certifying Accountant	Not Applicable	—

G. Corporate Governance	Shareholder Information	573e-573f

PART III

17. Financial Statements	Not Applicable	—

18. Financial Statements	Financial Statements	410-564

19. Exhibits (including Certifications)		*

573j

HSBC HOLDINGS PLC

Shareholder Information (continued)

Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method.
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviations

Abbreviation	Brief description

A
A$	Australian dollar
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
ACF	Advances to Core Funding
ADR	American Depositary Receipt
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM[1]	Adjustable-rate mortgage
ARS	Argentine peso

B
Basel Committee	Basel Committee on Banking Supervision
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BMD	Bermudan dollar
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
Bps[1]	Basis points. One basis point is equal to one hundredth of a percentage point
BRL	Brazilian real
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management

C
C$	Canadian dollar
CAPM	Capital Asset Pricing Model
CCR[1]	Counterparty credit risk
CD	Certificate of deposit
CDO[1]	Collateralised debt obligation
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1
CGU	Cash-generating unit
CHF	Swiss franc
CMB	Commercial Banking, a global business
CML[1]	Consumer and Mortgage Lending (US)
CNY	Chinese yuan
CP1	Commercial paper
CPB[1]	Capital planning buffer
CPI	Consumer price index
CRD[1]	Capital Requirements Directive
CRR[1]	Customer risk rating
CRS	Card and Retail Services
CVA[1]	Credit valuation adjustment

D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
DBS	Defined Benefit Section
Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act (US)
DoJ	Department of Justice (US)
DPA	Deferred Prosecution Agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA[1]	Debit valuation adjustment

E
EAD[1]	Exposure at default
EBA	European Banking Authority
ECB	European Central Bank
EDTF	Enhanced Disclosure Task Force
EGP	Egyptian pound
ECJ	European Court of Justice
EL1	Expected loss
EU	European Union
Euribor	European Interbank Offered Rate

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

F
Fannie Mae	Federal National Mortgage Association (US)
FCA	Financial Conduct Authority (UK)
FCA Direction	Undertaking originally with the FSA to comply with certain forward-looking obligations with respect to AML and sanctions requirements
FHFA	Federal Housing Finance Agency
First Direct	A division of HSBC Bank plc
FPC	Financial Policy Committee (UK)
Freddie Mac	Federal Home Loan Mortgage Corporation (US)
FSMA	Financial Services and Markets Act 2000, (UK)
FSVC	Financial System Vulnerabilities Committee
FTE	Full-time equivalent staff
FTSE	Financial Times – Stock Exchange index
FuM	Funds under management

G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GENPRU	PRA’s rules, as set out in the General Prudential Sourcebook
Ginnie Mae	Government National Mortgage Association (US)
GLBA	Gramm-Leach-Bliley Act (US)
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank

H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HK$	Hong Kong dollar
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Afore	HSBC Afore S.A. de C.V.
HSBC Bank	HSBC Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Bermuda	HSBC Bank Bermuda Limited
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A.
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada, HSBC Securities Canada and HSBC Financial Co. Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Premier	HSBC’s premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HTCD	HSBC Trust Company (Delaware), N.A.

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRIC	IFRS Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
INR	Indian rupee
IRB[1]	Internal ratings-based
ISDA	International Swaps and Derivatives Association

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

K
KPMG	KPMG Audit Plc and its affiliates
KRW	South Korean won
KYC	Know your customer

L
LCR	Liquidity Coverage Ratio
LFRF	Liquidity and funding risk management framework
LGD[1]	Loss given default
Libor	London Interbank Offer Rate
LIC	Loan impairment charge and other credit risk provision
LTV[1]	Loan-to-value ratio

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS	US mortgage-backed security
MENA	Middle East and North Africa
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN	Medium-term notes
MXN	Mexican peso

N
NSFR	Net Stable Funding Ratio
NYSE	New York Stock Exchange

O
OCC	Office of the Comptroller of the Currency (US)
OFAC	Office of Foreign Assets Control (US)
OIB	Oman International Bank S.A.O.G.
OIS	Overnight index swap
ORMF	Operational risk management framework
OTC[1]	Over-the-counter

P
PAB	Panamanian balboa
PD1	Probability of default
Performance Shares[1]	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
PRC	People’s Republic of China
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business

R
RBWM	Retail Banking and Wealth Management, a global business
Repo[1]	Sale and repurchase transaction
Restricted Shares

Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
Risk Management Meeting	A committee of the Group Management Board
RM	Malaysian ringgit
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RMC	Risk Management Committee
RoRWA	Return on average risk-weighted assets
RPI	Retail price index (UK)
RRP	Recovery and resolution plan
RWA[1]	Risk-weighted assets

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

S
S&P	Standard and Poor’s rating agency
SE	Structured entity
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special Purpose Entity
SR	Saudi Arabian riyal

T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TRL	Turkish lira
TSR	Total shareholder return

U
UAE	United Arab Emirates
UK	United Kingdom
US$	United States dollar
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)
US run-off portfolio	Includes our CML, vehicle finance and Taxpayer Financial Services businesses and insurance, commercial, corporate and treasury activities in HSBC Finance on an IFRSs management basis

V
VaR[1]	Value at risk
Visa	Visa Inc.
VIU	Value in use
VND	Vietnamese dong

1	Full definition included in Glossary on page 579.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Glossary

Term	Definition

A

Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.

Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.

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

Bank levy

A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group’s consolidated liabilities and equity as at 31 December after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel 2.5	The update to Basel II including changes to capital and disclosure requirements for securitisation and market risk, which took effect in December 2011.

Basel III

In December 2010, the Basel Committee issued ‘Basel III rules: a global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in with full implementation by 1 January 2019.

Basis point (‘bps’)	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

C

Capital conservation buffer

A capital buffer prescribed by regulators under Basel III and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer (‘CPB’)

A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital requirements directive (‘CRD’)

A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further CRD III amendment, updated market risk capital and additional securitisation requirements, and came into force on 31 December 2011.

CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV came into force on 1 January 2014.

Central counterparty (‘CCP’)	An intermediary between a buyer and a seller (generally a clearing house).

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

Clawback	Remuneration already paid to an individual, which has to be returned to an organisation under certain circumstances.

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

Commercial real estate	Any real estate, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.

Common equity tier 1 capital (‘CET1’)

The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

CET 1 ratio	A Basel III measure, of CET 1 capital expressed as percentage of total risk exposure amount.

Common reporting (‘COREP’)	Harmonised European reporting framework established in the Capital Requirements Directives, to be mandated by the European Banking Authority.

Compliance risk

The risk that the Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incurs fines and penalties and suffers damage to its business as a consequence.

Comprehensive Capital Analysis and Review (‘CCAR’)

CCAR is an annual exercise by the Federal Reserve to ensure that institutions have robust, forward-looking capital planning processes that account for their unique risks and sufficient capital to continue operations throughout times of economic and financial stress.

Conduits

HSBC sponsors and manages multi-seller conduits and ‘SIC’s. The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

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

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.

Consumer and Mortgage Lending (‘CML’)	In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.

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

Prior to the first quarter of 2007, when we ceased loan purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company (‘Decision One’), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

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

Core tier 1 capital ratio	A Basel II measure, of core tier 1 capital expressed as a percentage of the total risk-weighted assets.

Countercyclical capital buffer (‘CCB’)

A capital buffer prescribed by regulators under Basel III which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

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

Customer risk rating (‘CRR’)	A scale of 23 grades measuring obligor PD.

CVA risk capital charge	A capital charge under CRDIV to cover the risk of mark-to-market losses on expected counterparty risk to derivatives.

D

Debit valuation adjustment (‘DVA’)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Financial assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.

Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Delinquency	See ‘Arrears’.

Deposits by banks	All deposits received from domestic and foreign banks, excluding deposits or liabilities in the form of debt securities or for which transferable certificates have been issued.

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Economic Value of Equity (‘EVE’) sensitivity	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.

Encumbered assets	Assets on our balance sheet which have been pledged as collateral against an existing liability.

Enhanced Variable Net Asset Fund (‘ENAV’)	A fund that prices its assets on a fair value basis. Consequently, process may change from one day to the next.

Equator Principles	The Equator Principles are used by financial institutions to reduce the potential impact of large projects, which they finance, on people or on the environment.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Eurozone

The 18 European Union countries using the euro as their common currency. The 18 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the PD (a percentage) by the EAD (an amount) and LGD (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

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

Financial Conduct Authority (‘FCA’)

The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

Financial Policy Committee (‘FPC’)

The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

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

Funded exposure	A situation where the notional amount of a contract is or has been exchanged.

Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

G

Gap risk	The risk of financial loss arising from a significant change in market price with no accompanying trading opportunity.

Global systemically important bank (‘G-SIB’)

In parallel with the Basel III proposals, the Basel Committee issued in July 2011 a consultative document: ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’, and in November 2011, its first rules on G-SIBs. The Financial Stability Board (‘FSB’) periodically issues the list of G-SIBs, which currently includes HSBC and 28 other major banks from around the world and is re-assessed through annual re-scoring of the individual banks and a triennial review of the methodology.

The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than the minima. In November 2013, the FSB published a revised list of G-SIBs and their current assessment of the appropriate capital charge. HSBC was assigned an add-on of 2.5%.

Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US government.

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

Haircut

A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.

Historical rating transition matrices	The probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.

Home equity lines of credit (‘HELoC’s)

A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

I

Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.

Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

Investment grade	Represents a risk profile similar to a rating of BBB- or better, as defined by an external rating agency.

IRB advanced approach (‘AIRB’)	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

IRB foundation approach (‘FIRB’)	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

K

Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

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

Liquidity enhancement	Liquidity enhancement makes funds available if required for reasons other than asset default, e.g. to ensure timely repayment of maturing commercial paper.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

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

M

Malus	An arrangement that permits an organisation to prevent vesting of all or part of the amount of a deferred remuneration award in relation to risk outcomes or performance.

Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.

Medium term notes (‘MTN’s)	Issued by corporates across a range of maturities. Under MTN Programmes notes are offered on a regular and continuous basis to investors.

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

Mortgage-related assets	Referenced to underlying mortgages.

Mortgage vintage	The year a mortgage was originated.

N

Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.

Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

Net interest income sensitivity

Considers all pricing mismatches in the current balance sheet, with suitable assumptions for balance sheet growth in the future, and calculates the change in net interest income that would result from a set of defined interest rate shocks.

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

O

Offset mortgages

A flexible type of mortgage where a borrower’s savings balance(s) held at the same institution can be used to offset the mortgage balance outstanding. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw up to a pre-agreed limit.

Overnight Index Swap (‘OIS’) discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P

Pension risk

The risk that contributions from Group companies and members fail to generate sufficient funds to meet the cost of accruing benefits for the future service of active members, and the risk that the performance of assets held in pension funds is insufficient to cover existing pension liabilities.

Performance shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.

Personal lending	See ‘Retail loans’.

PRA standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VaR model approval.

Prime	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default (‘PD’)	The probability that an obligor will default within one-year.

Prudential Regulation Authority (‘PRA’)	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

R

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from ECB.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Regulatory matters	Investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Renegotiated loans	Loans for which the contractual payment terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.

Repo/reverse repo (or sale and repurchase agreement)

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

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

Return on equity	Profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders’ equity.

Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.

Risk capacity

The maximum level of risk the firm can assume before breaching constraints determined by regulatory capital and liquidity needs and its obligations, also from a conduct perspective, to depositors, policyholders, other customers and shareholders.

Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure value in accordance with the applicable Standardised or IRB approach rules.

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

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation swap

An interest rate or cross currency swap with notional linked to the size of the outstanding asset portfolio in a securitisation. Securitisation swaps are typically executed by securitisation vehicles to hedge interest rate risk arising from mismatches between the interest rate risk profile of the asset portfolio and that of the securities issued by the vehicle.

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

Six filters

An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.

Special Purpose Entity (‘SPE’)

A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Structured entities (‘SE’s)

An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Standardised approach (‘STD’)

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

Structured Investment Vehicles (‘SIV’s)

Structured entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition

Trading portfolios	Positions arising from market-making and warehousing of customer-derived positions.

Trading risk	Market risk arising from trading portfolios.

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

Write-down/write-off

When a financial asset is written down or written off, a customer balance is partially or fully removed, respectively, from the balance sheet. Loans (and related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Wrong-way risk	An adverse correlation between the counterparty’s PD and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Index

A

Abbreviations 575

Accounting

developments (future) 431

policies (critical) 72

policies (significant) 432

Accounts

approval 564

basis of preparation 77, 428

consolidation 417, 430

judgements (risk) 134i

presentation of information 429

use of estimates 430

Acquisitions and disposals 78, 97

Actuarial assumptions 463

Advances to core funding ratio 215, 277

Annual General Meeting 371, 566

Anti-money laundering and sanctions 133f, 133u, 558

Areas of special interest 147

Asset-backed securities 204, 206, 275

Assets 66

average balance sheet 53, 69a

by country 96, 477

by geographical region 96, 476

by global business 77, 102, 107, 113, 118, 123, 128

charged as security 542

constant currency/reported reconciliation 68

deferred tax 467

distribution 69g

encumbered/unencumbered 223

five years 65

held for sale 156, 521

held in custody and under administration 130

intangible 517

interest earning 69c

liquid assets of principal operating entities 278

maturity analysis 532

other 522

risk-weighted 65, 78, 96, 299, 322

trading 481

Associates and joint ventures

accounting policy 442

contingent liabilities 549

interests in 74, 508

share of profit in 50, 64j

transactions with other related parties 563

Auditor

arrangements 351

remuneration 465

report 410

B

Balance sheet

average 53, 69a

consolidated 65, 419

constant currency/reported reconciliation 68

data 65, 94, 102, 107, 113, 118, 123, 128, 476

HSBC Holdings 424

insurance manufacturing subsidiaries 250

linkages 236

movement in 2013 66

Balance Sheet Management 69, 238

Bancassurance 249

Basel 309

Board of Directors

balance and independence 340

changes 4

committees 340, 347

information and support 341

meetings 340

powers 339

Brand 21

Brazilian labour claims 527

Buffers (capital) 314

Business model 13, 134h

Business principles 25

C

Capital 298

future developments 314

generation 320

management 319

measurement and allocation 320

movement in regulatory capital in 2013 304

overview 299

ratio 19

regulatory 304, 320

regulatory and accounting 306

resources 65

risk 299, 319

strength 19

structure 305

Carbon dioxide emissions 35, 363

Cash flow

accounting policy 433

consolidated statement 420

HSBC Holdings 425

notes 546

Cautionary statement regarding forward-looking

statements 2a

Certificates of deposit 70a

Chairman’s Committee 26

Chinese translation 568

Client assets 90

Client selection 33

Climate business 34

Collateral and credit enhancements 178, 542

management 224

Commercial Banking 84, 214, 477

constant currency/reported profit 48, 93e

products and services 79

underlying/reported reconciliation 93f

Commercial real estate 147, 168

Committees (Board) 347

Communication with shareholders 376,567

Compliance risk 137, 247, 287

Concentration of exposure 197, 273

Conduct and Values committee 26

Conduits 551

Constant currency 47

Contents inside front cover

Contingent liabilities and contractual commitments 548

Contractual maturity of financial liabilities 227

Contractual obligations 69k

Core tier 1 capital 2, 65, 299

Corporate and commercial lending 168

Corporate governance 329, 346

codes report 346

differences between HSBC and NYSE 573e

Corporate Sustainability Committee 362

Cost efficiency ratio 30, 63, 102, 107, 113, 118, 123, 128

Counterparty credit risk 134k, 303, 324

Country distribution of outstandings and cross-border

exposures 202a

CRD IV 309, 324

Credit default swap regulatory investigation 133i, 561

Credit exposure 157

Credit mitigants 158

Credit quality 134m, 155, 164, 169

classifications 267

Credit risk 136, 150

in 2013 36, 152

HSBC HOLDINGS PLC

Shareholder Information (continued)

insurance 255, 293

management thereof 39, 266

policies and practices 266

risk-weighted assets 300, 322

Credit valuation adjustment 486

Critical accounting policies 72

Cross-border exposures 221

Customer accounts 69e, 69i, 69n, 70, 102, 107, 113, 118,

123, 128

Customers 32

Customer deposit markets 214

Customer lending and deposit (combined) 69

Customers service and satisfaction 31

D

Daily trading/non-trading VaR 232, 234

Dealings in HSBC Holdings plc shares 377

Debit valuation adjustment 486

Debt securities in issue 69e, 523

accounting policy 449

Deferred Prosecution Agreements 134b

Defined terms inside front cover

Deposits 69m

accounting policy 449

average balances and average rates 53

by banks 69d, 69i, 69m

core 277

Derivatives 157,197, 487, 499

accounting policy 440

Directors

annual incentives 382

appointments and re-election 339

benefits 396

biographies 330

Board of Directors 338

conflicts of interest 345

emoluments 464

executive 338, 342, 390, 395

exit payments 402

fees 396

induction 341

interests 402

loss of office 391

non-executive 338, 342, 391, 395

other directorships 391

pensions 401

performance evaluation 379

relations with shareholders 345

remuneration (executive) 380, 395, 397

service contracts 390

training and development 341

variable pay 397

Disclosure controls 129a

Disposal gains 49 / groups 521

Disposals 520, 547

Diversity and inclusion 28

Dividends 471, 565, 572, 573a

payout ratio 51

per share 51

E

Earnings per share 16, 51, 417, 471

Earnings to fixed charges 71a

Economic background

Europe 98, 101c

Hong Kong 104, 106c

Latin America 125, 127c

Middle East and North Africa 115, 117c

North America 120, 122c

Rest of Asia-Pacific 109, 112c

Economic contribution 21

Economic plans: HSBC Bank Brazil 133i, 561

Egypt (exposures to) 148

Employees 27

compensation and benefits 406, 453

development 27, 368

disabled 368

diversity and inclusion 28, 367

engagement 27

gender balance 28

health, welfare and safety 29

highest paid 407

misconduct 134i

numbers 27, 62, 367, 453

relations 367

remuneration policy 42, 368

reward 367

share plans 369

volunteering 34

whistleblowing 29

Encumbered assets 223

Enforceability of judgements in the US 573a

Enhanced Disclosure Task Force 131

Enquiries (from shareholders) 567

Equity 67, 69d

Equity securities 235

Environmental, social and community 34

Europe 98

balance sheet data 102, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 101a,101g

customer accounts 69n, 70

economic background 98, 101c

lending 180-184, 186

loan impairment charges/allowances 188-192

operating expenses 62

pension plans 261, 296

principal operations 98

profit/(loss) 98, 102, 475

profit/(loss) by country 99

regulatory update 314

review of performance 98, 101c

risk-weighted assets 96

underlying/reported reconciliation 101a, 101g

Eurozone 148

exposures 210

Events after the balance sheet date 564

Exchange controls 573a

F

Fair value 484

accounting policy 437

adjustments 485

control framework 483

determination 484

movements 97

reconciliation 488

valuation bases 496

Fee income (net) 55, 64e

Fiduciary risk 137, 248, 289

Filters (six) 15

Financial assets

accounting policy 442

designated at fair value 498

not qualifying for de-recognition 507

transfers 506

Financial assets and liabilities

accounting policy 442

by measurement basis 477

Financial crime compliance 147

Financial guarantee contracts

accounting policy 47

Financial instruments

accounting policy (fair value) 437

accounting policy (valuation) 433

at fair value 482

credit quality 169, 267

HSBC HOLDINGS PLC

Shareholder Information (continued)

net income from 56, 64f, 450

not at fair value 495

past due but not impaired 172

Financial investments 69, 69b, 69i, 197, 504

accounting policy 74, 438

gains less losses from 58, 64g

Financial liabilities designated at fair value 69d, 69i, 523 contractual maturities 227

Financial performance 16

Financial risks (insurance) 139, 253

Financial Services Compensation Scheme 549

Financial System Vulnerabilities Committee 26, 358

Financial statements 416

Five-year comparison 51, 65

Fixed pay 381

Footnotes 46, 132, 263, 318, 427

Forbearance 268

Foreclosures 164

Foreign currencies/exchange

accounting policy 446

exposures 542

rates 51, 65, 134b

Funding sources (diversity) 219

Funds under management 130

G

Gains on disposal of US branch network, US cards

and Ping An 59, 64g

Geographical regions 13, 96

Global businesses 15, 77, 94

Global Banking and Markets 87, 214, 477

constant currency/reported profit 48, 93g

management view 88, 93h

products and services 80

significant balance sheet data 93j

underlying/reported reconciliation 93i

Global functions 14

Global People Survey 27

Global Private Banking 90, 214, 477

constant currency/reported profit 48, 93k

products and services 80

underlying/reported reconciliation 93l

Glossary 579

accounting terms and US equivalents 574

Going concern 367

Goodwill

accounting policy 73, 443

and intangible assets 512

Governance 25, 134h

Group Audit Committee 26, 348

Group CEO’s Review 6

Group Chairman’s Statement 3, (letter) 329

Group Company Secretary 335, 341

Group Management Board 25, 26, 347

Group Remuneration Committee 26, 360, 392

Group Risk Committee 26, 352

Growth priorities 12, 83, 85, 89, 91

H

Health and safety 29

Held for sale assets 521

accounting policy 450

Highlights 2

History and development of HSBC 573d

Hong Kong 104

balance sheet data 107, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 106a, 106e

customer accounts 69n, 70

economic background 104, 106c

lending 180-184, 186

loan impairment charges/allowances 188-192

pension plans 262, 296

principal operations 104

profit/(loss) 104, 107, 475

regulation and supervision 133o

review of performance 104, 106c

risk-weighted assets 96

underlying/reported reconciliation 106a, 106e

HSBC Finance 93d, 162

foreclosures 164

loan modifications 176

HSBC Holdings plc

balance sheet 424

cash flow 229, 425

credit risk 203

deferred tax 470

dividends 471

employee compensation 464

financial assets and liabilities 480, 494, 523

financial instruments not at fair value 498

liquidity and funding 229, 281

market risk 241, 286

maturity analysis of assets and liabilities 538

net income from financial instruments 451

operating model 14

related parties 564

share capital 544

statement of changes in equity 426

structural foreign exchange exposures 542

subordinated liabilities 531

Human rights 34

I

Impairment

accounting policy 72, 434

allowances 188-194

assessment 272

charges 50, 61, 64i

constant currency/reported reconciliation 48

goodwill 73

impaired loans and advances 155, 185, 187

losses as percentage of loans and advances 195

methodologies 205, 275

movement by industry and geographical region 186, 191

reported/underlying reconciliation 50

Income statement (consolidated) 51, 64b, 417

Independent Commission on Banking 134g

Information on HSBC (availability thereof) 569

Insurance

accounting policy 447

balance sheet of manufacturing subsidiaries 250

bancassurance model 249

claims incurred (net) and movements in liabilities to

policyholders 60, 64h, 451

in 2013 250

liabilities under contracts issued 525

net earned premiums 58, 64g, 451

products 290

PVIF business 59

risk 134m, 139, 250, 258, 290, 294

Interest income/expense (net) 53, 64d, 69h

accounting policy 432

average balance sheet 53

changes 69h

reported/underlying reconciliation 50

sensitivities 239, 259, 286

Interest rate derivatives 527

Interim management statements 567

Interim results 567

Internal control 134h, 364

Internet crime 146

IFRSs and Hong Kong Financial Reporting Standards comparison 429

IFRSs compliance 428

Investment criteria 15

Investment properties 444, 518

HSBC HOLDINGS PLC

Shareholder Information (continued)

Investor relations 568

Iran 133x

J

Joint ventures 74, 511

K

Key management personnel 562

Key performance indicators 16, 18, 19, 20, 21

L

Latin America 125

balance sheet data 128, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 127a, 127f

customer accounts 69n, 70

economic background 125, 127c

lending 180-184, 186

loan impairment charges/allowances 188-192

principal operations 125

profit/(loss) 125, 128, 475

profit/(loss) by country 126

review of performance 125

risk-weighted assets 96

underlying/reported reconciliation 127a, 127f

Lease commitments 549

accounting policy 444

Legal

proceedings and regulatory matters 133b, 555

risk 288

Lending – combined view 69

Leveraged finance transactions 209

Leverage ratio 19, 312, 328

Liabilities 66

average balance sheet 53

by geographical region 476

constant currency/reported reconciliation 68

deferred tax 467

five years 65

interest bearing 69f

maturity analysis 532

of disposal groups 524

other 525

retirement benefit 457

subordinated 528

trading 522

under insurance contracts 525

Libor, Euribor and other rates investigations 133h, 559

Liquidity and funding

assets 216, 278

description 136

funds transfer pricing 280

in 2013 214

insurance 257, 293

management of risk 134l, 215, 276

net contractual cash flows 217

policies and procedures 276

primary sources of funding 276

regulation 215

Loans and advances 157, 197

accounting policy 433

by country 201

collateral 178

concentration of exposure 197

credit quality of 155

delinquency in the US 163

impairment 185, 209b

maturity and interest sensitivity analysis 69l

past due but not impaired 172

renegotiated 173, 268

risk elements 209a

to banks 69a, 69h

by geographical region 184, 200

to customers 69b, 69h

by industry sector and geographical region 198, 199

write-off 273

M

Madoff 133l, 555

Management’s assessment of internal controls over

financial reporting 129a

Margin 69g

Market capitalisation 22

Market risk

balance sheet linkages 236

description 137

in 2013 231

insurance 254, 291

monitoring and limiting exposures 281

risk-weighting assets 303, 324

sensitivity analysis 282

Maturity analysis of assets and liabilities 532

Memorandum and Articles of Association 573c

Maximum exposure to credit risk 152, 157, 159

Middle East and North Africa 115

balance sheet data 118, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 117a, 117e

customer accounts 69n, 70

economic background 115, 117c

lending 180-184, 186

loan impairment charges/allowances 188-192

principal operations 115

profit/(loss) 115, 118, 475

profit/(loss) by country 116

review of performance 115, 117c

risk-weighted assets 96

underlying/reported reconciliation 117a, 117e

Model risk 147

Monitor 24

Monoline insurers 208

Mortgages

lending 161, 164

lending in the US 162

mortgage-backed securities 203

US mortgage-related investigations 133d, 274, 556

N

Nature of trading market 573b

Nomination Committee 26, 361

Non-controlling interests 543

Non-GAAP measures 47

Non-interest income

accounting policy 432

Non-statutory accounts 564

Non-trading portfolios 231, 234, 285

North America 120

balance sheet data 123, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 122a, 122f

customer accounts 69a, 70

economic background 120, 122c

lending 180-184, 186

loan impairment charges/allowances 188-192

mortgage lending 161

pension plans 263, 296

personal lending 179

principal operations 120

profit/(loss) 120, 123, 475

profit/(loss) by country 121

review of performance 120, 122c

risk-weighted assets 96

underlying/reported reconciliation 122a, 122f

Notable items 52

HSBC HOLDINGS PLC

Shareholder Information (continued)

O

Offsetting 540

accounting policy 442

Operating expenses 50, 62, 64j

Operating income 59, 64h, 88, 477

Operating profit 452

Operating model 14

Operational risk 244, 287

in 2013 245

losses/incidents 246

Ordinary shares 373

Organisational structure chart 570

Other 92, 93m, 477

Outlook 5, 8

P

Payment protection insurance 526

Pension plans

accounting policy 445

defined benefit plans 286, 459

for directors 401

risk 134n, 138, 260, 295

Performance 7, 16, 64b, 81, 84, 87, 90, 98, 101c, 104, 106c,

    111, 112c, 115, 117c, 120, 122c, 127c

operational 30

Personal lending 148, 153, 160, 165

Pillar I, II and III 320, 322

Ping An 521

Post-employment benefit plans 457

Preference shares 373

Preferred securities 528

Products and services 79, 472

Profit before tax

by country 99, 110, 116

by geographical region 96, 102, 107, 113, 118, 123

by global business 77, 94, 102, 105, 107, 113, 118, 123

consolidated 51, 417

constant currency/reported reconciliation 48, 64a

reported/underlying reconciliation 48, 64b

Profit for the year 473

Property plant and equipment 130, 518

accounting policy 444

Provisions 526

accounting policy 75, 447

Purpose 1

R

Ratios

advances to core funding 215, 277

capital 299

capital strength 2

common equity tier 1 19

core tier 1 (CET 1) 2, 65

cost efficiency 2, 63

customer advances to deposits 18

dividend payout 20, 51

dividends per share 2, 51

earnings per share 16, 51, 417

earnings to fixed charges 71a

elements in loan portfolio 209a

leverage 19, 312

return on average ordinary shareholders’ equity 2, 51

return on risk-weighted assets 20

return on average total assets 18, 51

stressed coverage 215, 277

Reconciliation of reported and underlying items 50

Reconciliation of RoRWA 71

Redenomination risk 211

Regulation and supervision 133k

UK 133l

US 133o

Regulatory reform

capital 305, 320

capital buffers 314

CRD IV end point 324

prudential and other developments 133s

reconciliation to financial accounting 306

RWA integrity 316

structured banking reform 316

systemically important banks 314

UK update 314

Related party transactions 562

Remuneration

annual report 392

benefits 384, 404

committee 360

exit factors 387

fixed pay 381, 404

GPSP 399, 405

in 2013 379

in 2014 404

key challenges 378

letter 378

members 360, 393

policy 44, 381, 387

report 378

reward strategy 379

scenarios 389

single figure 43, 395

variable pay 42, 44, 380, 393, 397, 404

Renegotiated loans 173, 178, 268

Representations and warranties 209

Repricing gap 242

Reputational risk 138, 260, 294

Rest of Asia-Pacific 109

balance sheet data 113, 476

certificates of deposit 70a

collateral 179-184

constant currency/reported reconciliation 48, 112a, 112f

customer accounts 69n, 70

economic background 109, 112c

lending 180-184, 186

loan impairment charges/allowances 188-192

principal operations 109

profit/(loss) 109, 113, 475

profit/(loss) by country 110

review of performance 111, 112c

risk-weighted assets 96

underlying/reported reconciliation 112a, 112f

Retail Banking and Wealth Management 81, 214, 477

constant currency/reported profit 48, 93a

customers 31

principal RBWM business 78, 82, 93c

products and services 79

underlying/reported reconciliation 93b

Revenue 50

Risk

appetite 40

banking risks 136

capital 299

committee 352

compliance 137, 247, 287

contingent liquidity 280

counterparty 303

credit 136, 255, 266, 293

credit spread 235

cross-currency 280

description 136

data management 134i, 147

dispute 146

emerging markets 141

eurozone 134a, 148

execution 146

factors 134a, 135

fiduciary 137, 248, 289

financial (insurance) 139, 253, 290

foreign exchange 241

HSBC HOLDINGS PLC

Shareholder Information (continued)

gap risk 284

geopolitical 134a, 142

governance 266

in 2013 36

information security 146

information technology 134i

insurance operations 134m, 139, 249, 258

interest rate 237

internet crime 146

investigations 144

legal 134b, 134d, 288

liquidity and funding 136, 257, 293

management 39, 135

market 137, 244, 281, 291

model 147

operational 134h, 137, 244

pension 138, 260, 295

political 134b

policies and practices 266

profile 134

redenomination 211

refinance 272

regulatory 134c, 134i, 142, 144

reputational 134i, 138, 260, 294

scenario stress testing 139

security and fraud 134h, 288

sustainability 138, 263, 297

systems 289

tax-related 134h

top and emerging 37, 141, 355

vendors 134i, 289

Risk-weighted assets 20, 65, 78, 96, 299, 322

integrity 316

movement in 2013 299

reported/underlying reconciliation 71

RoRWA (reconciliation of measures) 71

S

Sale and repurchase agreements 54, 68, 69k, 219, 224

accounting policy 440

Section 13(r) of the Securities Exchange Act 133v

Securities litigation 133b, 554

Securitisation

exposures203, 274

litigation 133e, 557

Security and fraud risk 288

Segmental analysis 472

accounting policy 433

Senior management

biographies 335, 336

emoluments 406

Share-based payments 454

accounting policy 446

Share capital 65, 544

accounting policy 449

in 2013 374

notifiable interests 377

rights and obligations 372

Share information 2, 22

Share options 403

Share plans 545

for directors 403

for employees 369

HSBC Bank Bermuda plans 545

Shareholder (communications with) 567

profile 566

Short-term borrowings 69k

Short-term funds 69h

Social contribution 35

Standards (Global) 4, 23

Statement of changes in equity 421

Statement of comprehensive income 418

Stock symbols 568

Strategic direction 7, 11, 12, 81, 84, 87, 90

Stressed coverage ratios 215

Stress testing 139, 283, 356

Structural banking reform 316

Structural foreign exchange exposure 237, 285

Structured entities 69, 550

Subsidiaries 519

accounting policy 442

Sustainable savings 30

Sustainability 10

committee 362

risk 138, 263, 297

Systemically important banks 314

Systems risk 289

T

Tax

accounting policy 75, 445

deferred tax 467

expense 64, 64k, 466

of shares and dividends 571

paid 21

reconciliation 467

tax and broker-dealer investigations 133g, 559

Three lines of defence 39, 244

Tier 1 capital (core) 299

Total shareholder return 22, 401

Trading assets 197, 481

accounting policy 437

Trading income (net) 55, 64e

Trading liabilities 522

accounting policy 437

Trading portfolios 231, 232, 284

Troubled debt restructurings 209b

U

Underlying performance 16, 47

Unobservable inputs 49

US executive orders 133x

V

Value at risk 231, 282

Value creation 9

Values (HSBC) 25, 27

Vendor risk management 289

W

Water programme 35

Whistleblowing 29

Wholesale funding 214, 222

Wholesale lending 154, 165

Y

Youth education 35

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

133 Fleet Street

London EC4A 2BB

United Kingdom

Credit Suisse Securities (Europe) Limited

1 Cabot Square

London E14 4QT

United Kingdom

HSBC Bank plc

8 Canada Square

London E14 5HQ

United Kingdom

Item 19. Exhibits

Documents files as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 1.1 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 8, 2011).

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated December 9, 2010 between HSBC Holdings plc and Marc Moses, as amended by a letter agreement dated November 1, 2013 by HSBC Holdings plc.

4.2	Deferred Prosecution Agreement dated December 11, 2012, between HSBC Holdings plc, HSBC Bank USA, N.A., HSBC North America Holdings, Inc., the United States Department of Justice, the United States Attorney’s Office for the Eastern District of New York and the United States Attorney’s Office for the Northern District of West Virginia (incorporated by reference to Exhibit 99.1 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.3	Consent to the Assessment of a Civil Money Penalty dated December 11, 2012, of the United States Department of Treasury Financial Crimes Enforcement Network in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.2 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.4	Undertaking by HSBC Holdings plc to the Financial Services Authority (incorporated by reference to Exhibit 99.3 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.5	Deferred Prosecution Agreement between HSBC Holdings plc and the District Attorney of the County of New York (incorporated by reference to Exhibit 99.4 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.6	Cease and Desist Order issued by the Board of Governors of the United States Federal Reserve System in the Matter of HSBC Holdings plc (incorporated by reference to Exhibit 99.5 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.7	Order of Assessment of a Civil Money Penalty Issued Upon Consent Issued by the Board of Governors of the U.S. Federal Reserve System in the Matter of HSBC Holdings plc and HSBC North America Holdings, Inc. (incorporated by reference to Exhibit 99.6 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.8	Settlement Agreement between HSBC Holdings plc, and the United States Department of the Treasury’s Office of Foreign Assets Control (incorporated by reference to Exhibit 99.7 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.9	Consent Order dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.8 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.10	Consent Order for the Assessment of a Civil Money Penalty dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.9 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.11	Agreement by and between HSBC Bank USA, N.A. McLean, Virginia and the Office of the Comptroller of the Currency dated December 11, 2012 (incorporated by reference to Exhibit 99.10 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends).

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG Audit Plc.

15.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 14.2 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 20, 2006).

15.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 14.3 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 20, 2006).

15.4	Consent of Wing Lui.

15.5	Consent of C G Singer.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 28 February 2014