Form 20-F
period 2014-12-31
HSBC HOLDINGS PLC
filed 2015-02-26
CIK 1089113

As filed with the Securities and Exchange Commission on February 26, 2015.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Hong Kong Stock Exchange
Euronext Paris
Bermuda Stock Exchange
New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares evidenced by American Depositary receipts, each representing one- fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.10% Senior Unsecured Notes Due 2021	New York Stock Exchange
4.00% Senior Unsecured Notes Due 2022	New York Stock Exchange
4.875% Senior Unsecured Notes Due 2022	New York Stock Exchange
7.625% Subordinated Notes due 2032	New York Stock Exchange
7.35% Subordinated Notes due 2032	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange
6.8% Subordinated Notes Due 2038	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042	New York Stock Exchange
8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares	New York Stock Exchange
8.00% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares, Series 2	New York Stock Exchange
4.250% Subordinated Notes due 2024	New York Stock Exchange
5.250% Subordinated Notes due 2044	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each                                              19,217,874,260

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

*	Not for trading, but only in connection with the registration of American Depositary Shares.

HSBC HOLDINGS PLC – ANNUAL REPORT AND ACCOUNTS 2014

Strategic Report

1	Overview
2	Cautionary statement regarding forward-looking statements
3	Highlights
4	Group Chairman’s Statement
7	Group Chief Executive’s Review
9	Strategic objectives
12	Business model
26	Strategic priorities
28	Outcomes

Report of the Directors

Financial Review

40	Financial summary
63	Global businesses
78	Geographical regions
105aa	Reconciliation of reported to constant currency, underlying and adjusted items for 2013
105b	Reconciliation of reported and adjusted items for 2014
105s	2013 compared with 2012
106	Other information
110b	Regulation and supervision
111	Risk
238	Capital

Corporate Governance

263	Corporate Governance Report
264	Biographies of Directors and senior management
270	Board of Directors
276	Board committees
288	Internal control
290	Going concern
291	Employees

Directors’ Remuneration Report

300	Directors’ Remuneration Report

Financial Statements
329	Report of Independent Registered Public Accounting Firm
334	Financial Statements
345	Notes on the Financial Statements

Shareholder Information

458	Shareholder information
466	Abbreviations
470	Glossary
478	Index

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Financial statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU. At 31 December 2014, there were no unendorsed standards effective for the year ended 31 December 2014 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2014 are prepared in accordance with IFRSs as issued by the IASB.

We use the US dollar as our presentation currency because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

When reference to ‘adjusted’ is made in tables or commentaries, the comparative information has been expressed at constant currency (see page 40), the impact of fair value movements in respect of credit spread charges on HSBC’s own debt has been eliminated and the effects of other significant items have been adjusted as reconciled on page 44. Adjusted return on risk-weighted assets is defined and reconciled on page 62.

Strategic Report

Who we are

HSBC is one of the largest banking and financial services organisations in the world.
Customers: 51m
Served by: 266,000 employees (257,600 FTE)

Through four global businesses: – Retail Banking and Wealth Management – Commercial Banking – Global Banking and Markets – Global Private Banking

Located in: 73 countries and territories

Across five geographical regions: – Europe – Asia – Middle East and North Africa – North America – Latin America

Offices: Over 6,100

Global headquarters: – London

Market capitalisation: US$182bn

Listed on stock exchanges in: – London – Hong Kong – New York – Paris – Bermuda

Shareholders: 216,000 in 127 countries and territories

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

In 2013, we announced a set of three interconnected and equally weighted priorities for 2014 to 2016 to help us deliver our strategy:

– grow the business and dividends;

– implement Global Standards; and

– streamline processes and procedures.

Each priority is complementary and underpinned by initiatives being undertaken within our day-to-day business. Together they create value for our customers and shareholders, and contribute to the long-term sustainability of HSBC.

How we measure performance

We track our progress in implementing our strategy with a range of financial and non-financial measures or key performance indicators. From 2015, we have revised our targets to better reflect the changing regulatory and operating environment.

Highlights of 2014 are shown on page 3.

For further information on our new targets see page 32.

Rewarding performance

The remuneration of all staff within the Group, including executive Directors, is based on the achievement of financial and non-financial objectives. These objectives, which are aligned with the Group’s strategy, are detailed in individuals’ annual scorecards. To be considered for a variable pay award, an individual must have fully complied with HSBC Values.

For further information on HSBC Values, see page 10.

HSBC HOLDINGS PLC

Strategic Report (continued)

Cautionary statement regarding forward-looking statements

The Annual Report and Accounts 2014 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.

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

•	changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•	factors specific to HSBC, including discretionary RWA growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPA.

HSBC HOLDINGS PLC

Strategic Report (continued)

Highlights
– Profit before tax was down 17% to US$18.7bn on a reported basis. Adjusted profit before tax, excluding the effect of significant items and currency translation, was broadly unchanged at US$22.8bn.	– Reinforced HSBC’s capital strength. Our CRD IV transitional common equity tier 1 ratio was 10.9% compared with 10.8% at the end of 2013.	– Dividends to shareholders increased to US$9.6bn as capital strength created capacity for organic growth and allowed us to increase the dividends paid.

Profit before taxation (reported basis)	Capital strength (CRD IV common equity tier 1 ratio transitional)[1]	Dividends per ordinary share (in respect of year)[3]
US$18.7bn £11.3bn HK$145bn	10.9% At 31 December	US$0.50

Cost efficiency ratio (reported basis)[2]	Return on average ordinary shareholders’ equity[4]	Share price (at 31 December)

HK$74.00

67.3%	7.3%	£6.09	US$47.23 American Depositary Share

For a description of the difference between reported and adjusted performance, see page 40.

For footnotes, see page 39.

HSBC HOLDINGS PLC

Strategic Report (continued)

Group Chairman’s Statement

HSBC’s performance in 2014 reflected another year of consolidation in the reshaping and strengthening of the Group against a backdrop of geopolitical and economic headwinds, many of which could not have been foreseen at the outset of the year.

As economic activity in much of the world failed to reach the levels required to rebuild sustainable consumer confidence and prompt renewed investment expenditure, governments most impacted expanded their stimulus measures and the major central banks maintained interest rates at their unprecedented low levels. Concerns over deflationary trends, particularly in the eurozone, grew. Although China delivered growth which comfortably surpassed all other major economies, expectations of slower growth in the future weighed heavily on market sentiment and contributed to significant commodity price falls and further curtailment of global investment spending.

Unsurprisingly in this environment, revenue growth opportunities were strongest in our Asian businesses, with expansion in lending and debt capital financing. Cost progression continued globally in large part to implement regulatory change and enhance risk controls, notably around financial system integrity and conduct. Streamlining initiatives could only partly offset this cost expansion. Further customer redress costs and regulatory penalties around past failings reinforced the Board’s continuing commitment to prioritise whatever further investment in systems and controls is necessary to mitigate future repetition.

It is clear now that societal, regulatory and public policy expectations of our industry are changing its long-term cost structure. Technological advancements around data analytics, including ‘big data’, are providing much more sophisticated tools to enhance our capabilities to protect the financial system from bad actors. Also, as more and more customers choose to transact online and through mobile devices, we are making the necessary investment to protect ourselves and our customers from cyber threats. Building the required analytical capabilities entails considerable investment in systems and in maintaining customer data which is accurate and up to date. Reconfiguring customer and transactional data to the digital age is no small endeavour given legacy systems and a multiplicity of historical data standards globally. The benefits, however, of enhanced customer due diligence capabilities and greater systems security essentially go to the core of our systemic role and allow us to be more proactive in fulfilling that role as a key gatekeeper to the financial system.

As our industry reshapes in response to public policy and regulatory directives, we now need to demonstrate, through clarity of our business model, the value to society of our scale and diversification. We must never forget that investors have choices where to invest and individuals have choices where to make their careers. Thus it is essential that we can demonstrate a positive contribution to the societies we serve in order to bolster the business friendly environment that all agree is essential for economic growth and prosperity.

For 150 years HSBC has been following trade and investment flows to serve customers as they fulfil their financial ambitions. In a world which has moved from being interconnected to being interdependent, our business model is increasingly relevant to companies of all sizes and to individuals whose financial future is linked to economic activity in multiple countries.

This can be seen most markedly in our Commercial Banking business, which delivered a record year buoyed by the expansion of supply chain management solutions and increasing cross-border payment flows. Our network coverage of the countries which originate more than 85% of the world’s payment activity drives this key element of our business model. On the investment side, throughout our network we saw corporate flows continuing to target the higher growth emerging markets. At the same time, growth in outward investment from mainland China accelerated as its major companies sought diversification and access to both skill bases and markets. These trends played to HSBC’s scale and presence in the key financial centres, allowing us to support customers with debt and equity financing solutions, offering tailored liquidity and transactional banking support and providing risk management solutions primarily against our clients’ interest rate and foreign exchange exposures. Success was evidenced by growing recognition in industry awards, the most important of which are referred to in the Group Chief Executive’s Review. Finally, our Retail Banking and Wealth Management business continued its journey to build a sustainable customer focused business model, completing the removal of formulaic links between product sales and performance-related pay of our staff, and expanding our digital and mobile offerings.

HSBC HOLDINGS PLC

Strategic Report (continued)

Performance in 2014

Profit before tax of US$18.7bn on a reported basis was US$3.9bn or 17% lower than that achieved in 2013. This primarily reflected lower business disposal and reclassification gains and the negative effect, on both revenue and costs, of significant items including fines, settlements, UK customer redress and associated provisions. On the adjusted basis that is one of the key metrics used to assess current year management and business performance, profit before tax was US$22.8bn, broadly in line with 2013 on a comparable basis.

Earnings per share were US$0.69, against US$0.84 in 2013. The Group’s capital position remained strong with the transitional common equity tier 1 ratio standing at 10.9% at the end of the year, compared with 10.8% 12 months earlier, and our end point ratio at 11.1% compared with 10.9%. Based on this capital strength and the Group’s capital generating capabilities, the Board approved a fourth interim dividend in respect of 2014 of US$0.20 per share, taking the total dividends in respect of the year to US$0.50 per share (US$9.6bn, US$0.4bn higher than in respect of 2013).

Taking into account this financial performance, together with the further progress made in reshaping the Group, responding to regulatory change and implementing Global Standards, the Board considered executive management to have made good progress during 2014 towards strengthening HSBC’s long-term competitive position.

The Group Chief Executive’s Review analyses in detail the important benchmarks and highlights of 2014.

Regulatory landscape becomes clearer but still much to do

A great deal of progress was made during 2014 to finalise the framework under which globally systemic banks like HSBC will be required to operate when it is fully implemented. This clarity is essential if we are to be able to position our global businesses to meet the return expectations of those who invest in us within an acceptable risk appetite.

In particular, major progress was made in addressing the challenge of ‘too big to fail’, largely through finalising proposals to augment existing loss absorbing capacity with ‘bail-inable’ debt and through greater definition of how resolution frameworks would operate in practice. In both cases, this involved the critical issue of how to address cross-border implications and home and host country regulatory responsibilities.

There is, however, still much to complete. The regulatory reform agenda for 2015 is very full with pending public policy decisions, regulatory consultations and impact studies in areas of far reaching influence to the structure of our industry. These include the conclusion of structural separation deliberations in Europe, further work on so called ‘shadow banking’ including identifying non-bank systemically important institutions, addressing the resolution framework for central counterparties, finalising the calibration of the leverage ratio, calibrating the quantum of total loss absorbing capacity to be raised and settling the disposition of that capacity within global groups.

Restoration of trust in our industry remains a significant challenge as further misdeeds are uncovered but it is a challenge we must meet successfully.

In addition, further work will be undertaken on utilising standardised risk weights to overcome regulatory loss of confidence in internally modelled capital measures and a ‘fundamental review of the trading book’ is also underway within the regulatory community to look again at capital support for this activity. These measures, which in aggregate are designed to make the industry structurally more stable, will take the next five or so years to implement, an indication of the scale of the transformation to be completed.

During 2014, the UK government also confirmed the permanence of the UK bank levy. This was introduced in 2010, in part to address the burden borne by taxpayers from failures during the global financial crisis; in 2014, the cost to HSBC of the levy was US$1.1bn, an increase of US$0.2bn over 2013. 58% of the levy we pay does not relate to our UK banking activity.

Rebuilding trust

Restoration of trust in our industry remains a significant challenge as further misdeeds are uncovered but it is a challenge we must meet successfully. We owe this not just to society but to our staff to ensure they can be rightly proud of the organisation to which they have committed their careers. When commentators extrapolate instances of control failure or individual misconduct to question the culture of the firm it strikes painfully at the heart of our identity.

Swiss Private Bank

The recent disclosures around unacceptable historical practices and behaviour within the Swiss private bank remind us of how much there still is to do and how far society’s expectations have changed in terms of banks’ responsibilities. They are also a reminder of the need for constant vigilance over the effectiveness of our controls and the imperative to embed a robust and ethical compliance culture.

We deeply regret and apologise for the conduct and compliance failures highlighted which were in contravention of our own policies as well as expectations of us.

In response to, and in parallel with, the tax investigations prompted by the data theft more than eight years ago, we have been completely overhauling our private banking business, putting the entire customer base through enhanced due diligence and tax transparency filters. Our Swiss Private Bank customer base and the countries we serve are now both about one-third of the size they were in 2007. In addition, HSBC is already working to implement the OECD’s Common Reporting Standard and other measures to foster greater transparency. We cannot change the past. But, looking to the future, we can and must reinforce controls and provide demonstrable evidence of their effectiveness. This forms part of our commitment to Global Standards, to ensure that we will never knowingly do business with counterparties seeking to evade taxes or use the financial system to commit financial crime.

Banking standards

More broadly, following the publication in 2013 of the Parliamentary Commission on Banking Standards, considerable progress has been made in giving effect to its recommendations. The Financial Services (Banking Reform) Act of 2013 provided greater clarity on the accountabilities and responsibilities of management and the Board. We welcome the appointment of Dame Colette Bowe to lead the Banking Standards Review Council and have committed to support her fully in its work. The current Fair and Effective Markets

HSBC HOLDINGS PLC

Strategic Report (continued)

Review being conducted by the Bank of England, Her Majesty’s Treasury and the Financial Conduct Authority is an extremely timely and important exercise to re-establish the integrity of wholesale financial markets.

In terms of our own governance of these areas, the Conduct & Values Committee of the Board that we created at the beginning of 2014 to focus on behavioural issues has established itself firmly as the central support to the Board in these important areas.

Board changes

Since we reported at the interim stage we have taken further steps to augment the skills and experience within the Board and to address succession to key roles.

On 1 January 2015, Phillip Ameen joined the Board and the Group Audit Committee as an independent non-executive Director. Phil was formerly Vice President, Comptroller and Principal Accounting Officer of General Electric Corp. He brings with him extensive financial and accounting experience gained in one of the world’s leading international companies as well as a depth of technical knowledge from his long service in the accounting standard setting world. As a serving Director on HSBC’s US businesses he also brings further detailed insight to Group Board discussions and enhances the strong links that already exist between the Group Board and its major subsidiaries.

Sir Simon Robertson had previously indicated his intention to retire from the Board at the upcoming AGM. I am delighted to report that Simon has agreed to stay on for at least a further year as Deputy Chairman. He has been a considerable support to me and to Stuart Gulliver, in addition to his role leading the non-executives, and we are all delighted that we shall continue to benefit from his wisdom and experience.

150th anniversary

2015 marks the 150th anniversary of our founding back in Hong Kong and Shanghai as a small regional bank focused on trade and investment. All of us within HSBC owe a huge debt of gratitude and respect to our forebears who charted the course that has taken HSBC to one of the most important institutions serving the financial needs of this inter-dependent world.

Outlook

It is impossible not to reflect on the very broad range of uncertainties and challenges to be addressed in 2015 and beyond, most of which are outside our control, particularly against a backdrop of patchy economic recovery and limited policy ammunition. Unexpected outcomes arising from current geopolitical tensions, eurozone membership uncertainties, political changes, currency and commodity price realignments, interest rate moves and the effectiveness of central banks’ unconventional policies, to name but a few, all could materially affect economic conditions and confidence around investment and consumption decisions. One economic uncertainty stands out for a major financial institution headquartered in the UK, that of continuing UK membership of the EU. Today, we publish a major research study which concludes that working to complete the Single Market in services and reforming the EU to make it more competitive are far less risky than going it alone, given the importance of EU markets to British trade.

There are also many underlying positive trends that shape our thinking about the coming year. We are very encouraged by the trends in outward investment from China, the potential for further liberalisation and internationalisation of the renminbi and the reshaping of the Chinese economy from export dependence to domestic consumption. We are positive on the opportunities that will arise from Capital Markets Union within Europe and the declared focus of the incoming Commission on growth and jobs. The strength of the US economy and the benefits of lower oil prices should be positive drivers of growth. There is much to be gained from successful negotiation of the Transatlantic Trade and Investment Partnership and the Trans-Pacific Partnership. Current attention on funding infrastructure investment globally is potentially of huge significance.

Finally, on behalf of the Board, I want again to express our thanks and gratitude to our 266,000 colleagues around the world who worked determinedly in 2014 to build an HSBC fit for the next 150 years.

D J Flint

Group Chairman

23 February 2015

HSBC HOLDINGS PLC

Strategic Report (continued)

Group Chief Executive’s Review

2014 was a challenging year in which we continued to work hard to improve business performance while managing the impact of a higher operating cost environment.

Profits disappointed, although a tough fourth quarter masked some of the progress made over the preceding three quarters. Many of the challenging aspects of the fourth quarter results were common to the industry as a whole. In spite of this, there were a number of encouraging signs, particularly in Commercial Banking, Payments & Cash Management and renminbi products and services. We were also able to continue to grow the dividend.

Reported profit before tax in 2014 was US$18.7bn, US$3.9bn lower than in the previous year. This reflected lower gains from disposals and reclassifications, and the negative effect of other significant items, including fines, settlements, UK customer redress and associated provisions, totalling US$3.7bn.

Adjusted profit before tax, which excludes the year-on-year effects of currency translation differences and significant items, was US$22.8bn, broadly unchanged on 2013.

Asia continued to provide a strong contribution to Group profits. Middle East and North Africa reported a record profit before tax in 2014. Together, Asia and MENA generated more than 70% of adjusted Group profit before tax.

Commercial Banking also delivered a record reported profit, which is evidence of the successful execution of our strategy. Revenue in CMB continued to grow,

notably in our two home markets of Hong Kong and the UK.

Global Banking and Markets performed relatively well for the first three quarters of the year, but, like much of the rest of the industry, suffered a poor fourth quarter. Revenue was lower in 2014, particularly in our Markets businesses, but all other client-facing businesses delivered year-on-year growth.

Revenue was also lower in Retail Banking and Wealth Management, due primarily to the continuing repositioning of the business. However, in our Global Asset Management business we continued our strategy of strengthening collaboration across our global businesses, which helped to attract net new money of US$29bn.

Global Private Banking continues to undergo a comprehensive overhaul which was accelerated from 2011. As part of this overhaul, we are implementing tough financial crime, regulatory compliance and tax transparency measures. In order to achieve our desired business model and informed by our six filters process, we have also sold a number of businesses and customer portfolios, including assets in Japan, Panama and Luxembourg. The number of customer accounts in our Swiss Private Bank is now nearly 70% lower than at its peak. We continued to remodel the Private Bank in 2014, which included the sale of a customer portfolio in Switzerland to LGT Bank. One consequence of this remodelling was a reduction in revenue. We have also grown the parts of the business that fit our new model, attracting US$14bn of net new money in 2014, mostly through clients of Global Banking & Markets and Commercial Banking.

Loan impairment charges were lower, reflecting the current economic environment and the changes we have made to our portfolio since 2011.

Operating expenses were higher due to increased regulatory and compliance costs, inflationary pressures and investment in strategic initiatives to support growth, primarily in Commercial Banking in Asia and Europe. Significant items, which include restructuring costs, were also higher than last year.

We agreed settlements in respect of inquiries by the UK Financial Conduct Authority and the US Commodity Futures Trading Commission into the foreign exchange market in 2014. HSBC was badly let down by a few individuals whose actions do not reflect the vast majority of employees who uphold the values and standards expected of the bank. This matter is now rightly in the hands of the Serious Fraud Office.

Our balance sheet remained strong, with a ratio of customer advances to customer accounts of 72%. Excluding the effects of currency translation, customer loans and advances grew by US$28bn during 2014.

The common equity tier 1 ratio on a transitional basis was 10.9% and on a CRD IV end point basis was 11.1% at 31 December 2014.

Connecting customers to opportunities

2015 is HSBC’s 150th anniversary. Founded in Hong Kong in 1865 to finance local and international trade, the bank expanded rapidly to capture the increasing flow of commerce between Asia, Europe and North America. Our ability to connect customers across the world remains central to the bank’s strategy today and in 2014 we continued to develop and grow the product areas that rely on international connectivity.

Our market-leading Global Trade and Receivables Finance business remains strong and we were voted best global trade finance bank and best trade finance bank in MENA in the Global Trade Review ‘Leaders In Trade’ Awards.

HSBC HOLDINGS PLC

Strategic Report (continued)

In Payments and Cash Management, we increased customer mandates and improved client coverage. We were recognised as the best global cash management bank for the third successive year in the 2014 Euromoney Cash Management Survey.

Our share of the capital financing market continued to improve and we were ranked number one for debt capital markets in our home markets of the UK and Hong Kong, and number one for Equity Capital Markets in Hong Kong by Dealogic. HSBC was also named global bond house of the year, global derivatives house of the year and Asian bond house of the year in the International Financing Review Awards 2014.

We consolidated our leadership of the rapidly growing renminbi market in 2014. According to SWIFT, the renminbi is now the fifth most widely used payment currency in the world, up from 13th just two years ago. We increased revenue from renminbi products and retained our ranking as number one issuer of offshore renminbi bonds worldwide over the last twelve months. HSBC was also recognised as the best overall provider for products and services in Asiamoney’s Offshore Renminbi Services Survey in 2014, and renminbi house of the year in the 2014 Asia Risk Awards.

Operating a global business

It is already clear that the regulatory costs of operating a global business model have increased since we announced our strategy for HSBC in 2011.

As the Group Chairman’s Statement explains, the regulatory environment continues to evolve.

Our commitment to be the world’s leading international bank means that improving our regulatory and compliance abilities and implementing Global Standards must remain priorities for HSBC. Our Compliance staff headcount has more than doubled since 2011 and there is more work still to do to strengthen the Group’s compliance capability.

At the same time, the level of capital that we hold has increased by over 60% since before the financial crisis. Specifically, we have further strengthened our capital levels in response to increasing capital requirements from the UK Prudential Regulation Authority.

Whilst we expected an increase in the amount of capital we were required to hold when setting targets for the Group in 2011, we could not have foreseen the full extent of the additional costs and capital commitment that would subsequently be asked of us. The pace of change has been exceptional. As a consequence, some of the targets that we set for the Group in 2011 are no longer realistic.

In recognition of that fact, we have set new medium-term targets that better reflect the ongoing operating environment.

We are setting a revised return on equity target of more than 10%. This target is modelled using a common equity tier 1 capital ratio on a CRD IV end point basis in the range of 12% to 13%.

Our cost target will be to grow our revenue faster than costs (‘positive jaws’) on an adjusted basis.

We are also restating our commitment to grow the dividend. To be clear, the progression of dividends should be consistent with the growth of the overall profitability of the Group and is predicated on our ability to meet regulatory capital requirements in a timely manner.

These targets offer a realistic reflection of the capabilities of HSBC in the prevailing operating environment.

Our employees

I am grateful for the hard work, dedication and professionalism of all of our employees in 2014.

Extensive work was required to prepare HSBC for stress tests in a number of jurisdictions throughout the year, the results of which confirmed the capital strength of the Group. HSBC will face additional stress testing in 2015.

We all have to work continuously to make sure that the Group remains compliant with anti-money laundering and sanctions legislation and this effort continued in 2014.

Management and staff across the Group continued to work very closely with the Monitor to deliver our commitments under the terms of our December 2012 settlement agreements with the US authorities and the UK Financial Conduct Authority. We have now received the second annual report from the Monitor. Whilst it confirmed that we continue to comply with the obligations we undertook in the Deferred Prosecution Agreement with the US Department of Justice, as we expected we still have substantial work to do.

Summary and outlook

The business remains in a good position structurally to capitalise on broader market trends and the macroeconomic backdrop remains favourable, notwithstanding the continuing low interest rate environment. There are still a number of historical issues left to resolve and we will make further progress on these in 2015. We will also continue the work we started in 2011 to simplify the Group to make it easier to manage and control.

Our 2014 results show a business powered by our continued strength in Hong Kong, with significant additional contributions from the rest of Asia and the Middle East and North Africa. The continuing success of Commercial Banking and the resilience of our differentiated Global Banking & Markets business illustrate the effectiveness of our strategy to bridge global trade and capital flows. Retail Banking & Wealth Management remains a work in progress, but we took considerable further steps to de-risk the business in 2014. Global Private Banking continues to attract net new money from clients in our other global businesses. We maintain a sharp focus on generating net savings to offset increased costs arising from inflation, and the cost of implementing global standards.

Our early 2015 performance has been satisfactory.

We continue to focus on the execution of our strategy and on delivering value to shareholders.

S T Gulliver

Group Chief Executive

23 February 2015

HSBC HOLDINGS PLC

Strategic Report (continued)

Strategic objectives

Value creation

and long-term sustainability

We continue to follow the vision for HSBC we first outlined in 2011 along with the clear strategy that will help us achieve it. Our strategy guides where and how we seek to compete. We constantly assess our progress against this strategy and provide regular updates to stakeholders.

Through our principal activities – making payments, holding savings, enabling trade, providing finance and managing risks – we play a central role in society and in the economic system. Our target is to build and maintain a business which is sustainable in the long term.

How we create value

Banks, and the individuals within them, play a crucial role in the economic and social system, creating value for many parties in different ways.

We provide a facility for customers to securely and conveniently deposit their savings. We allow funds to flow from savers and investors to borrowers, either directly or through the capital markets. The borrowers use these loans or other forms of credit to buy goods or invest in businesses. By these means, we help the economy to convert savings which may be individually short-term into financing which is, in aggregate, longer term. We bring together investors and people looking for investment funding. We develop new financial products. We also facilitate personal and commercial transactions by acting as payment agent both within countries and internationally. Through these activities, we take on risks which we then manage and reflect in our prices.

Our direct lending includes residential and commercial mortgages and overdrafts, and term loan facilities. We finance importers and exporters engaged in international trade and provide advances to companies secured on amounts owed to them by their customers.

We also offer additional financial products and services including broking, asset management, financial advisory services, life insurance, corporate finance, securities services and alternative investments. We make markets in financial assets so that investors have confidence in efficient pricing and the availability of buyers and sellers. We provide these products for clients ranging from governments to large and mid-market corporates, small and medium-sized enterprises, high net worth individuals and retail customers. We help customers raise financing from external investors in debt and equity capital markets. We create liquidity and price transparency in these securities allowing investors to buy and sell them on the secondary market. We exchange national currencies, helping international trade.

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

An important way of managing risks arising from changes in asset and liability values and movements in rates is provided by derivative products such as forwards, futures, swaps and options. In this connection, we are an active market-maker and derivative counterparty. Customers use derivatives to manage their risks, for example, by:

–	using forward foreign currency contracts to hedge their income from export sales or costs of imported materials;

–	using an inflation swap to hedge future inflation-linked liabilities, for example, for pension payments;

–	transforming variable payments of debt interest into fixed rate payments, or vice versa; or

–	providing investors with hedges against movements in markets or particular stocks.

HSBC HOLDINGS PLC

Strategic Report (continued)

We charge customers a spread, representing the difference between the price charged to the customer and the theoretical cost of executing an offsetting hedge in the market. We retain that spread at maturity of the transaction if the risk management of the position has been effective.

We then use derivatives along with other financial instruments to constrain the risks arising from customer business within risk limits. Normally, our customers both buy and sell relevant instruments, in which case our focus is on managing any residual risks through transactions with other dealers or professional counterparties. Where we do not fully hedge the residual risks we may gain or lose money as market movements affect the net value of the portfolio.

Stress tests and other risk management techniques are also used to ensure that potential losses remain within our risk appetite under a wide range of potential market scenarios.

In addition, we manage risks within HSBC, including those which arise from the business we do with customers.

For further information on our risks, see page 21, and on how we manage them, see page 24.

Long-term sustainability

At HSBC, we understand that the continuing financial success of our business is closely connected to the economic, environmental and social landscape in which we operate. For us, sustainability means building our business for the long term by balancing social, environmental and economic considerations in the decisions we make. This enables us to help businesses thrive, reward shareholders and employees, pay taxes and duties in the countries in which we operate and contribute to the health and growth of communities. Achieving a sustainable return on equity and long-term profit growth is built on this foundation.

How we do business is as important as what we do: our responsibilities to our customers, employees and shareholders as well as to wider society go far beyond simply being profitable. These include our consistent implementation of the highest standards everywhere we operate to detect, deter and protect against financial crime.

Sustainability underpins our strategic priorities and enables us to fulfil our purpose. Our ability to identify and address environmental, social and ethical developments which present risks or opportunities for the business contributes to our financial success. Sustainable decision-making shapes our reputation, drives employee engagement and affects the risk profile of the business – and can help reduce costs and secure new revenue streams.

Our international presence and the long-established position of many of our businesses in HSBC’s home and priority growth markets, when combined with our wide-ranging portfolio of products and services, differentiate HSBC from our competitors and give our business and operating models an inherent resilience. This has enabled the Group to remain profitable through the most turbulent of times for our industry, and we are confident that the models will continue to stand us in good stead in the future and will underpin the achievement of our strategic priorities.

Our business and operating models are described in more detail on page 12. For further information about sustainability at HSBC, see page 36.

HSBC Values

Embedding HSBC Values in every decision and every interaction with customers and with each other is a top priority for the Group and is shaping the way we do business.

The role of HSBC Values in daily operating practice is fundamental to our culture, and is particularly important in light of developments in regulatory policy, investor confidence and society’s expectations of banks. HSBC Values are integral to the selection, assessment, recognition, remuneration and training of our employees. We expect our executives and employees to act with courageous integrity in the execution of their duties in the following ways:

HSBC Values
Be dependable and do the right thing

– stand firm for what is right, deliver on commitments, be resilient and trustworthy;

– take personal accountability, be decisive, use judgement and common sense, empower others.

Be open to different ideas and cultures

– communicate openly, honestly and transparently, value challenge, learn from mistakes;

– listen, treat people fairly, be inclusive, value different perspectives.

Be connected with our customers, communities, regulators and each other

– build connections, be externally focused, collaborate across boundaries;

– care about individuals and their progress, show respect, be supportive and responsive.

HSBC HOLDINGS PLC

Strategic Report (continued)

    Our strategy

Long-term trends	Competitive advantages	A two-part approach

Our strategy is aligned to two long-term trends:

–   The world economy is becoming ever more interconnected, with growth in world trade and cross-border capital flows continuing to outstrip growth in average gross domestic product. Over the next decade we expect growth in trade and capital flows to outstrip GDP growth and 35 markets to generate 85% of world trade growth with a similar degree of concentration in cross-border capital flows.

–   Of the world’s top 30 economies, we expect those of Asia, Latin America, the Middle East and Africa to have increased by around four-fold in size by 2050, benefiting from demographics and urbanisation. By this time they will be larger than those of Europe and North America combined. By 2050, we expect 18 of the 30 largest economies will be from Asia, Latin America or the Middle East and Africa.

What matters in this environment is:

–   having an international network and global product capabilities to capture international trade and movements in capital; and

–   being able to take advantage of organic investment opportunities in the most attractive growth markets and maintaining the capacity to invest.

HSBC’s competitive advantages come from:

–   our meaningful presence in and long-term commitment to our key strategic markets;

–   our business network, which covers over 85% of global trade and capital flows;

–   our balanced business portfolio centred on our global client franchise;

–   our strong ability to add to our capital base while also providing competitive rewards to our staff and good returns to our shareholders;

–   our stable funding base, with about US$1.4 trillion of customer accounts of which 72% has been advanced to customers; and

–   our local balance sheet strength and trading capabilities in the most relevant financial hubs.

Responding to these long-term trends, we have developed a two-pronged approach that reflects our competitive advantages:

–   A network of businesses connecting the world. HSBC is well positioned to capture growing international trade and capital flows. Our global reach and range of services place us in a strong position to serve clients as they grow from small enterprises into large multi-nationals through our Commercial Banking and Global Banking & Markets businesses.

–   Wealth management and retail with local scale. We aim to capture opportunities arising from social mobility and wealth creation in our priority growth markets across Asia, Latin America and the Middle East, through our Premier proposition and Global Private Banking business. We expect to invest in full scale retail businesses only in markets where we can achieve profitable scale.

HSBC HOLDINGS PLC

Strategic Report (continued)

Business model

Market presence

Our business model is based on an international network connecting and serving a cohesive portfolio of markets.

Our comprehensive range of banking and related financial services is provided by operating subsidiaries and associates. Services are primarily delivered by domestic banks, typically with local deposit bases.

The UK and Hong Kong are our home markets, and a further 19 countries form our priority growth markets (see below). These 21 markets accounted for over 90% of our profit before tax in 2014, and are the primary focus of capital deployment. Network markets are markets with strong international relevance which serve to complement our international presence, operating mainly through Commercial Banking and Global Banking and Markets. Our combination of home, priority growth and network markets covers around 85% of all international trade and financial flows.

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

HSBC’s markets

Investment criteria

We use six filters to guide our decisions about when and where to invest. The first two – international connectivity and economic development – determine whether the business is strategically relevant. The next three – profitability, efficiency and liquidity – determine whether the financial position of the business is attractive. The sixth filter – the risk of financial crime – governs our activities in high risk jurisdictions, and is applied to protect us by restricting the scope of our business where appropriate.

Decisions over where to invest additional resources have three components:

–	Strategic: we will only invest in businesses aligned to our strategy, mostly in our home and priority growth markets and in target businesses and clients;

–	Financial: the investment must be value accretive for the Group, and must meet minimum returns, revenue and cost hurdles; and
–	Risk: the investment must be consistent with our risk appetite.

We conduct an annual geographic and business portfolio review following the six filter approach to update our market and business priorities.

Using the six filters in decision-making

HSBC HOLDINGS PLC

Strategic Report (continued)

Organisation

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

HSBC Holdings does not provide core funding to any banking subsidiary, nor is it a lender of last resort and does not carry out any banking business in its own right. Subsidiaries operate as separately capitalised entities implementing the Group strategy.

Global management structure

The following table lists our four global businesses, five geographical regions and 11 global functions, and summarises their responsibilities under HSBC’s management structure.

For details of our principal subsidiaries see Note 22 on the Financial Statements. A simplified Group structure chart is provided on page 462.

Global management structure

HSBC HOLDINGS PLC

Strategic Report (continued)

Structural Reform

Banking structural reform and recovery and resolution planning Globally there have been a number of developments relating to banking structural reform and the introduction of recovery and resolution regimes.

As recovery and resolution planning has developed, some regulators and national authorities have also required changes to the corporate structures of banks. These include requiring the local incorporation of banks or ring-fencing of certain businesses. In the UK, ring-fencing legislation has been enacted requiring the separation of retail and small and medium-sized enterprise (‘SME’) deposits from trading activity (see below). Similar requirements have been introduced or are in the process of being introduced in other jurisdictions.

Policy background to recovery and resolution

Following the financial crisis, G20 leaders requested that the Financial Stability Board (‘FSB’) establish more effective arrangements for the recovery and resolution of 28 (now 30) designated Global Systemically Important Banks (‘G-SIBs’), resulting in a series of policy recommendations in relation to recovery and resolution planning, cross-border co-operation agreements and measures to mitigate obstacles to resolution.

In December 2013, the PRA set out rules for the recovery and resolution of UK banks and international banks operating in the UK. These rules were modified as part of the implementation of the EU Bank Recovery and Resolution Directive from January 2015.

HSBC resolution strategy and corporate structure changes

We have been working with the Bank of England, the PRA and our other primary regulators to develop and agree a resolution strategy for HSBC. It is our view that a resolution strategy whereby the Group breaks up at a subsidiary bank level at the point of resolution (referred to as a Multiple Point of Entry strategy) rather than being kept together as a Group at the point of resolution (referred to as a Single Point of Entry strategy) is the optimal approach as it is aligned to our existing legal and business structure.

In common with all G-SIBs, we are working with our regulators to understand inter-dependencies between different businesses and subsidiary banking entities in the Group in order to enhance resolvability.

We have initiated plans to mitigate or remove critical inter-dependencies to further facilitate the resolution of the Group. In particular, in order to remove operational dependencies (where one subsidiary bank provides critical services to another), we have determined to transfer such critical services from the subsidiary banks to a separately incorporated group of service companies (‘ServCo group’). The ServCo group will be separately capitalised and funded to ensure continuity of services in resolution. A significant portion of the ServCo group already exists and therefore this initiative involves transferring the remaining critical services still held by subsidiary banks into the ServCo group. The services will then be provided to the subsidiary banks by the ServCo group.

UK ring-fencing

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 (‘Banking Reform Act’) received Royal Assent. It implements most of the recommendations of the Independent Commission on Banking (‘ICB’), which inter alia require large banking groups to ‘ring-fence’ UK retail banking activity in a separately incorporated banking subsidiary (a ‘ring-fenced bank’) that is prohibited from engaging in significant trading activity. For these purposes, the UK excludes the Crown Dependencies. Ring-fencing is to be completed by 1 January 2019.

In July 2014, secondary legislation was finalised. This included provisions further detailing the applicable individual customers to be transferred to the ring-fenced bank by reference to gross worth and enterprises to be transferred based on turnover, assets and number of employees. In addition, the secondary legislation places restrictions on the activities and geographical scope of ring-fenced banks.

In October 2014, the PRA published a consultation paper on ring-fencing rules in relation to legal structure, governance, and continuity of services and facilities. The PRA intends to undertake further consultations and finalise ring-fencing rules in due course. The PRA also published a discussion paper concerning operational continuity in resolution.

As required by the PRA’s consultation paper, a provisional ring-fencing project plan was presented to the UK regulators in November 2014. This plan provided for ring-fencing of the activities prescribed in the legislation, broadly the retail and SME services that are currently part of HSBC Bank plc (‘HSBC Bank’), in a separate subsidiary.

In addition, the plan reflected the operational continuity expectations of each of the PRA’s consultation and discussion papers by providing for the proposed enhancement of the ServCo group. The plan remains subject to further planning and approvals internally and is ultimately subject to the approval of the PRA, FCA and other applicable regulators.

European banking structural reform

In January 2014, the European Commission published legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors, at their discretion, to require certain trading activities to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including requirements for separate capital and management structures, issuance of own debt and arms-length transactions between entities.

The draft proposals contain a provision which would permit derogation by member states that have implemented their own structural reform legislation, subject to meeting certain conditions. This derogation may benefit the UK in view of the Banking Reform Act.

The proposals are currently subject to discussion in the European Parliament and the Council. The implementation date for any separation under the final rules would depend upon the date on which the final legislation (if any) is agreed.

HSBC HOLDINGS PLC

Strategic Report (continued)

Governance

The Board is committed to establishing and maintaining the highest standards of corporate governance wherever we operate. Good corporate governance is critical to HSBC’s long-term success and sustainability.

We believe that a robust and transparent corporate governance framework is vital to the sustainable success of HSBC. Strengthening our corporate governance framework to support the successful implementation of our Global Standards programme is a continuing focus for the Board.

Role of the Board and Committees

The strategy and risk appetite for HSBC is set by the Board, which delegates the day-to-day running of the business to the GMB. Risk Management Meetings of the GMB are held in addition to regular GMB meetings.

The key roles of the non-executive committees established by the Board are described in the chart below. The terms of reference of the principal non-executive Board committees are available at www.hsbc.com/boardcommittees.

For further details on Group corporate governance, see page 263.

The committee structure and governance framework of the HSBC Holdings Board

HSBC HOLDINGS PLC

Strategic Report (continued)

Global businesses

Our four global businesses are Retail Banking and Wealth Management (‘RBWM’), Commercial Banking (‘CMB’), Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’). They are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the parameters of the Group strategy in liaison with the geographical regions; are responsible for issuing planning guidance regarding their businesses; are accountable for their profit and loss performance; and manage their headcount.

The main business activities of our global business and their products and services are summarised below.

Main business activities by global business in 2014

For footnotes, see page 39.

Retail Banking and Wealth Management

Products and services

RBWM takes deposits and provides transactional banking services to enable customers to manage their day-to-day finances and save for the future. We offer credit facilities to assist them in their short or longer-term borrowing requirements and we provide financial advisory, broking, insurance and investment services to help them to manage and protect their financial futures.

We develop products designed to meet the needs of specific customer segments, which may include a range of different services and delivery channels.

RBWM offers four main types of service:

–	HSBC Premier: we provide a dedicated relationship manager to our mass affluent customers and their immediate families, offering specialist and tailored advice. Customers can access emergency travel assistance, priority telephone banking and an online ‘global view’ of their Premier accounts around the world.

–     HSBC Advance: we offer our emerging affluent customers control over their day-to-day finances and access to a range of preferential products, rates and terms. HSBC Advance is also the start of a relationship where we give customers support and guidance to help them to realise their ambitions.

–     Wealth Solutions & Financial Planning: a financial planning process designed around individual customer needs to help our clients to protect, grow and manage their wealth. We offer investment and wealth insurance products manufactured by Global Asset Management, Markets and HSBC Insurance and by selected third-party providers.

–     Personal Banking: we provide globally standardised but locally delivered, reliable, easy to understand, good-value banking products and services using global product platforms and globally set service standards.

RBWM delivers services through four principal channels: branches, self-service terminals, telephone service centres and digital (internet and mobile).

Customers

RBWM serves nearly 50 million customers. We are committed to building lifelong relationships with our customers as they move from one stage of their lives to the next, offering tailored products and services appropriate to their diverse goals, aspirations and ambitions. We recognise that some of our customers face financial challenges and, in these cases, we aim to be tolerant, fair and understanding and to support them during difficult times.

We put the customer at the heart of everything we do. We constantly carry out research and invest resources to make sure that customers can access our services conveniently, securely and reliably. We have conducted work to ensure that we sell products that meet their needs and at a price that represents a fair exchange of value between customers and shareholders, and have introduced new incentive programmes that have no formulaic links to sales volumes but are focused on assessing how well we are meeting our customers’ needs.

We measure customer satisfaction through an independent market research survey of retail banking customers in selected countries and calculate a Customer Recommendation Index to measure performance. This is benchmarked against average scores of a peer group of banks in each market and we set targets for our business relative to our competitor set of banks. We expect continuous improvements across markets in which we operate. We aim

HSBC HOLDINGS PLC

Strategic Report (continued)

to handle customer complaints promptly and fairly, monitoring trends to further improve our services.

Commercial Banking

Products and services

CMB provides a broad range of banking and financial services to enable customers to manage and grow their businesses domestically and internationally. We aim to be recognised as the leading international trade and business bank by connecting customers to markets and by enhancing collaboration within the Group, both geographically and between global businesses. A global operating model increases transparency, enables consistency, improves efficiency and ensures the right outcomes for our customers.

CMB customer offerings typically include:

–    Credit and Lending: we offer a broad range of domestic and cross-border financing, including overdrafts, corporate cards, term loans and syndicated, leveraged, acquisition and project finance. Asset finance is also offered in selected countries.

–    Global Trade and Receivables Finance: we support customers’ access to the world’s trade flows and provide unrivalled experience in addressing today’s most complex trade challenges. Our comprehensive suite of products and services, letters of credit, collections, guarantees, receivables finance, supply chain solutions, commodity and structured finance and risk distribution, can be combined into global solutions that make it easier for businesses to manage risk, process transactions and fund activities throughout the trade cycle.

–    Payments and Cash Management: we are strategically located where most of the world’s payments and capital flows originate. We provide local, regional and global transaction banking services including payments, collections, account services, e-commerce and liquidity management via e-enabled platforms to address the needs of our customers.

–    Insurance and Investments: we offer business and financial protection, trade insurance, employee benefits, corporate wealth management and a variety of other commercial risk insurance products in selected countries.

–    Collaboration: our CMB franchise represents a key client base for products and services provided by GB&M, RBWM and GPB, including foreign exchange, interest rate, capital markets and advisory services, payroll and personal accounts services and wealth management and wealth transition services.

HSBC is leading the development of the renminbi as a trade currency, with renminbi capabilities in more than 50 markets.

Our range of products, services and delivery channels is tailored to meet the needs of specific customer segments.

Customers

We have organised ourselves around our customers’ needs and their degree of complexity by developing three distinct segments within CMB: Business Banking, Mid-Market and Large Corporates.

–	Business Banking now has two distinct needs-based servicing models: relationship managers focused on customers with more complex needs; and portfolio management for customers requiring simpler, more routine products and services.

–	We have brought increased focus to our Mid-Market customers and are re-configuring our organisation and resources across our home and priority growth markets to provide enhanced relationship management.

–	For our Large Corporate customers, who typically have complex and multi-country needs, we provide globally managed senior coverage teams, who are also able to coordinate with other global businesses.

To ensure that our customers remain at the heart of our business, we continue to place the utmost value on customer feedback and customer engagement. We are now in the 6th year of our Client Engagement Programme, a global survey of 15 markets designed to deepen our understanding of our customers and reinforce our relationship with them. This initiative, combined with other insight programmes, helps us to identify customers’ critical business issues so that we can tailor solutions and services offered to better meet their needs.

Building long-term relationships with reputable customers is core to our growth strategy and organisational values.

Global Banking and Markets

Products and services

GB&M provides wholesale capital markets and transaction banking services organised across eight client-facing businesses.

GB&M products and services include:

–    Sales and trading services in the secondary market are provided in Markets, which includes four businesses organised by asset class:

–    Credit and Rates sell, trade and distribute fixed income securities to clients including corporates, financial institutions, sovereigns, agencies and public sector issuers. They assist clients in managing risk via interest rate and credit derivatives, and facilitate client financing via repurchase (‘repo’) agreements.

–    Foreign Exchange provides spot and derivative products to meet the investment demands of institutional investors, the hedging needs of small and medium-sized enterprises (‘SME’s), middle-market enterprises (‘MME’s) and large corporates in GB&M and CMB, and the needs of RBWM and GPB customers in our branches. Foreign Exchange trades on behalf of clients in over 90 currencies.

–    Equities provides sales and trading services for clients, including direct market access and financing and hedging solutions.

–    Capital Financing offers strategic financing and advisory services focusing on a client’s capital structure. Products include debt and equity capital raising in the primary market, transformative merger and acquisition advisory and execution, and corporate lending and specialised structured financing solutions such as leveraged and acquisition finance, asset and structured finance, real estate, infrastructure and project finance, and export credit.

–    Payments and Cash Management helps clients move, control, access and invest their cash. Products include non-retail deposit taking and international, regional and domestic payments and cash management services.

–    Securities Services provides custody and clearing services to corporate and institutional clients and funds administration to both domestic and cross-border investors.

–    Global Trade and Receivables Finance provides trade services on behalf of GB&M clients to support them throughout their trade cycle.

In addition to the above, Balance Sheet Management is responsible for the management of liquidity and funding for the Group. It also manages structural interest rate positions within the Markets limit structure.

HSBC HOLDINGS PLC

Strategic Report (continued)

Customers

GB&M provides tailored financial solutions to major governmental, corporate and institutional clients worldwide. Managed as a global business with regional oversight, GB&M operates a long-term relationship management approach to build a full understanding of clients’ financial requirements and strategic goals.

Client coverage is centralised in Banking, which contains relationship managers organised by sector, region and country who work to understand client needs and provide holistic solutions by bringing together our broad array of product capabilities and utilising our extensive global network.

Our goal is to be a ‘Top 5’ bank to our priority clients. We strive to achieve this goal by assembling client coverage teams across our geographical network who work alongside product specialists in developing individually tailored solutions to meet client needs. Our client coverage and product teams are supported by a unique customer relationship management platform and comprehensive client planning process. Our teams utilise these platforms to better serve global client relationships, which facilitates our ability to connect clients to international growth opportunities.

Global Private Banking

Products and services

Drawing on the strength of HSBC and the most suitable products from the marketplace, we work with our clients to provide solutions to grow, manage and preserve wealth for today and for the future. Our products and services include Private Banking, Investment Management and Private Wealth Solutions.

GPB products and services include:

–    Private Banking services comprise multicurrency and fiduciary deposits, account services, and credit and specialist lending. GPB also accesses HSBC’s universal banking capabilities to offer products and services such as credit cards, internet banking and corporate and investment banking solutions.

–    Investment Management comprises advisory and discretionary investment services and brokerage across asset classes. This includes a complete range of investment vehicles, portfolio management, securities services and alternatives.

–    Private Wealth Solutions comprise trusts and estate planning, designed to protect wealth and preserve it for future generations.

Customers

GPB serves the needs of high net worth and ultra-high net worth individuals and their families in our home and priority growth markets.

Within these broad segments, GPB has teams dedicated to serving HSBC’s global priority clients, which include our most significant Group relationships, and other clients who benefit from our private banking proposition and services offered by CMB and GB&M. Our aim is to build and grow connectivity with these customers Group-wide, establishing strong relationships across all global businesses to meet clients’ needs. We aim to build on HSBC’s commercial banking heritage to be the leading private bank for high net worth business owners.

Relationship managers are the dedicated points of contact for our clients, tailoring services to meet their individual needs. They develop a thorough understanding of their clients – including their family, business, lifestyle and ambitions – and introduce them to specialists equipped to help build the best financial strategy. Specialists include:

–	investment advisers, who discuss investment ideas in line with a client’s investment and risk profile;

–	credit advisers, who provide expertise in complex liquidity and lending requirements; and

–	wealth planners, who have the knowledge and expertise to manage wealth now and for future generations.

The use of digital platforms continues to grow in line with strong demand from self-directed clients. These platforms enable clients to access account information, investment research and online transactional capabilities directly. We continue to invest in digital systems to better meet clients’ evolving expectations and needs.

Employees

Successfully enhancing a values-led high performance culture in HSBC is critical to implementing Global Standards sustainably. We continue to focus on embedding HSBC Values in every decision and interaction between colleagues and with customers.

–	We aim to attract, retain and motivate the very best people, and our remuneration policy supports this endeavour.

–	We actively manage succession planning by defining the capabilities we need and complement this by identifying talented individuals and ensuring they are provided with appropriate career and development opportunities to fulfil their potential in HSBC.

–	We provide training and development opportunities to enable employees to acquire the technical and leadership skills needed to enhance their careers.

–	We are committed to a diverse and inclusive culture reflective of our customer base.

–	We encourage employees to engage in the local communities in which they work.

At the end of 2014 we had a total workforce of 266,000 full-time and part-time employees compared with 263,000 at the end of 2013 and 270,000 at the end of 2012. Our main centres of employment were as follows (approximate numbers):

HSBC HOLDINGS PLC

Strategic Report (continued)

Profile of leadership

At the date of this Report, the Executive Management of HSBC consists of four Executive Directors, 11 Group Managing Directors and 60 Group General Managers. Of these, 13 (17%) are female. This leadership team is based in 17 different countries and comprises 13 different nationalities. 71% have served with HSBC for more than 10 years and the total average tenure is 20 years.

HSBC has 13 non-executive Directors.

Employment proposition

HSBC Values

In 2014, education on HSBC Values continued for all levels of employees through induction and other training programmes that covered relevant technical, management and leadership skills. We require a high behavioural standard from all our employees, and our focus on values and courageous integrity continues to be instilled at every level in the Group. For example, our employee induction programme has been refreshed to further reinforce courageous integrity and meeting the needs of our customers. Also, an assessment of adherence to our values and supporting behaviours has been formalised as part of our performance appraisal process for all employees. In 2014, some 145,000 employees received values training in addition to 135,000 employees in 2013. A further 100,000 employees are expected to receive this training in 2015. A number of employees left the Group for breaching our values.

Employee development

The development of employees is essential if our businesses and operations are to strengthen and prosper. We take a systematic approach to identifying, developing and deploying talented employees to ensure we have a robust supply of high calibre individuals with the values, skills and experience for current and future senior management positions.

We keep our approach to training current and under constant review in order to improve the quality of our curricula and ensure employees are equipped with the technical and leadership skills to operate in a global organisation. We are standardising our training to help employees provide a consistently high quality experience for customers in all our markets and support the mitigation of current and emerging risks and the Global Standards programme.

Employee engagement

Strong employee engagement leads to positive commercial outcomes and underpins improved business performance, increased customer satisfaction, higher productivity, talent retention and reduced absenteeism.

We assess our employees’ engagement through our Global People Surveys, which were held annually from 2007 to 2011 and biennially thereafter. The latest Survey, in 2013, focused on supporting a values-led high performance culture by assessing if our employees were engaged in the Group’s purpose and felt able to deliver on our ambition to become the world’s leading international bank.

Our employees’ engagement continues to be positive when compared with the financial services industry and sector best-in-class benchmark. The overall engagement score in 2013 was 68%, which was four percentage points ahead of the financial services industry norm and eight points behind the best-in-class benchmark. Strong scores were registered in risk awareness (81% and nine points above best-in-class benchmark), leadership capability (67%) and living the HSBC Values (77%). Employee development significantly improved from six points below best-in-class in 2011 to three points above in 2013. Aspects that required attention included pride and advocacy, which were 12 and 13 points, respectively, below best in class norms and had fallen from 2011 levels. The next Global People Survey will be conducted in 2015.

HSBC also conducts a regular survey, Snapshot, which is sent to one quarter of our employees every three months. Insights from Snapshot provide a timely indication of employee sentiment towards the organisation, including signifiers of engagement. As at the end of September 2014, the favourable responses to selected questions were: support for HSBC’s strategy, 81%; intend to still be working at HSBC in three years’ time, 74%; pride in working for HSBC, 79%; and willingness to recommend HSBC to other senior professionals as a great place to further their career, 68%. Aspects for further attention include helping employees see the positive effects of HSBC’s strategic priorities, 62%.

Succession planning

Our talent strategy aims to ensure that high-quality candidates are available to fill key positions and meet business needs across all areas of the Group. We directly align succession planning with talent management, individual development and career planning. The succession plan defines the number, distribution, types of roles and capabilities needed by HSBC, and talented individuals are then aligned to these roles. This approach in turn defines the individual’s career path and development plan. In 2014, we assessed 104 senior employees with the potential to become leaders and determined their career development needs. Potential successors must demonstrate an understanding of our Global Standards and exemplify HSBC Values.

Our talent strategy supports our aspirations in emerging markets, where in 2014 the representation of those defined as talent was 34%. We closely monitor local nationals identified as short-term and medium-term successors to key leadership roles so as to improve the proportion of local nationals in senior management over the medium term.

Diversity and inclusion

HSBC is committed to a diverse and inclusive culture where employees can be confident their views are encouraged, their concerns are attended to, they work in an environment where bias, discrimination and harassment on any matter (including gender, age, ethnicity, religion, sexuality and disability) are not tolerated, and advancement is based on merit. Our diversity helps us support our increasingly diverse customer base and acquire, develop and retain a secure supply of skilled and committed employees.

Oversight of our diversity and inclusion agenda resides with senior executives on the Group Diversity Committee, complemented by a number of subsidiary People/Diversity Committees. We have over 55 employee network groups representing gender, ethnicity, age, sexuality, disability, religion, culture, working parents, health and community volunteering. These groups are instrumental in driving an inclusive culture and maintaining effective dialogue between management and employees.

HSBC HOLDINGS PLC

Strategic Report (continued)

Gender balance

An area of continued focus is gender representation, particularly at senior levels of our organisation. We are addressing bias in hiring, promotions and talent identification, expanding mentoring and sponsorship, introducing better support for returning parents and increasing flexible working opportunities.

The gender balance for HSBC Directors and employees at 31 December 2014 was as follows:

Gender balance

	Headcount
	Male	Female	Total

Executive Directors	4	–	4
Non-executive Directors	6	6	12
Directors	10	6	16
Senior employees	6,719	2,076	8,795
Other employees	120,496	136,966	257,462

Total	127,225	139,048	266,273

	%
	Male	Female	Total

Executive Directors	100	–	100
Non-executive Directors	50.0	50.0	100
Directors	62.5	37.5	100
Senior employees	76.4	23.6	100
Other employees	46.8	53.2	100
Total	47.8	52.2	100

Overall, Group-wide female representation was 52.2% at 31 December 2014, largely unchanged on 2013. Female representation at senior levels rose from 22.7% in 2013 to 23.6% in 2014, and our target is to improve this to 25% by 2015. The proportion of females in our talent pipeline improved from 32.2% in 2013 to 34.0% in December 2014 and female representation on the GMB was 20% (three out of fifteen) in December 2014.

The average age of our employees was 36.2 years and average tenure was 8.5 years.

Unconscious bias

It is recognised that social behaviour may be driven by stereotypes that operate automatically and therefore unconsciously. These stereotypes can lead to a less inclusive environment. We are addressing this by incorporating inclusive behaviours in our processes and continue to deliver ‘unconscious bias’ training to 8,700 managers and 18,500 employees in 2014 (8,300 managers and 50,000 employees in 2013).

In 2015, our diversity and inclusion priorities will continue to address unconscious bias through targeted education, encourage the career development of diverse talent with a continued emphasis on gender and local nationals and extend inclusion to cover wider aspects of diversity, for example, sexual orientation, ethnicity and disability. We continue to enhance a bias-free approach to performance management and improve internal and external candidate lists, connecting and utilising our Employee Resource Network Groups globally and maintaining a consistent global framework of governance and sponsorship to drive a diverse and inclusive culture throughout the Group.

Health, welfare and safety

We regard the physical and psychological health, welfare and safety of our people as being of the utmost importance. We recently introduced a global occupational health framework which requires the proactive management of employee welfare and encourages the sharing of best practice across the Group. Between August 2012 and the end of 2014, 96% of assigned HSBC employees carried out our bi-annual online health and safety training.

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

Whistleblowing

HSBC operates a global Compliance disclosure line (telephone and email) which is available to allow employees to make disclosures when the normal channels for airing grievances or concerns are unavailable or inappropriate. The Compliance disclosure line is available to capture employee concerns on a number of matters, including breaches of law or regulation, allegations of bribery and corruption, failure to comply with Group policies, suspicions of money laundering, breaches of internal controls and fraud or deliberate error in the financial records of any Group company. Global Regulatory Compliance is responsible for the operation of the Compliance disclosure line and the handling of disclosure cases. Cases are reviewed and referred for appropriate investigation. Whistleblowing cases may also be raised directly with senior executives, line managers, Human Resources and Security and Fraud.

Additional local whistleblowing lines are in place in several countries, operated by Security and Fraud, Human Resources and Regulatory Compliance. Disclosures made on the local whistleblowing lines are escalated to Global Regulatory Compliance or Financial Crime Compliance. Global Regulatory Compliance also monitors an external email address for complaints regarding accounting and internal financial controls or auditing matters (accountingdisclosures@hsbc.com highlighted under Investor Relations and Governance on www.hsbc.com). Cases received are escalated to the Group Chief Accounting Officer, Group Finance Director or Group Chief Executive as appropriate.

HSBC’s policies and procedures for capturing and responding to whistleblowing disclosures relating to accounting or auditing matters are overseen by the Group Audit Committee. Those relating to other whistleblowing disclosures are overseen by the Conduct & Values Committee.

Disclosures and actions taken are reported on a periodic basis to the Conduct & Values Committee, Group Audit Committee and the Financial System Vulnerabilities Committee in respect of matters relating to financial crime compliance.

HSBC HOLDINGS PLC

Strategic Report (continued)

Risk overview

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks.

As a provider of banking and financial services, we actively manage risk as a core part of our day-to-day activities. We employ a risk management framework at all levels of the organisation, underpinned by a strong risk culture and reinforced by HSBC Values and our Global Standards. It ensures that our risk profile remains conservative and aligned to our risk appetite, which describes the type and quantum of risk we are willing to accept in achieving our strategic objectives.

Risk and our strategic priorities

The Group’s three strategic priorities are reflected in our management of risk.

Grow the business and dividends – we ensure risk is maintained at an acceptable and appropriate level while creating value and generating profits.

Implement Global Standards – we are transforming how we detect, deter and protect against financial crime through the deployment of Global Standards, which govern how we do business and with whom.

Streamline processes and procedures – our disposal programme has made HSBC easier to manage and control. By focusing on streamlining our processes and procedures, we are making HSBC less complex and complicated to operate, creating capacity for growth.

Our business and operating models are described on page 12. For further information on Global Standards, see page 26.

Risk in 2014

Concerns remained during 2014 over the sustainability of economic growth in both developed and emerging markets, while geopolitical tensions rose or remained high in many parts of the world.

We continued to sustain a conservative risk profile based on our core philosophy of maintaining balance sheet, liquidity and capital strength by reducing exposure to the most likely areas of stress:

–	we managed selectively our exposures to sovereign debt and bank counterparties to ensure that the overall quality of the portfolio remained strong;

–	we regularly assessed higher risk countries and sectors and adjusted our risk appetite, limits and exposures accordingly;

–	we use stress testing, both internal and regulatory programmes, to assess vulnerabilities and proactively adjust our portfolios, where required;

–	we continued to reposition and exit certain portfolios through our six filters process (see page 12) and our focus on certain products or customer segments;

–	we made our client selection filters more robust in managing the risk of financial crime; and
–	we mitigated risks, for example reputational and operational, when they were forecast to exceed our risk appetite.

The diversification of our lending portfolio across global businesses and geographical regions, together with our broad range of products, ensured that we were not overly dependent on a limited number of countries or markets to generate income and growth.

We monitored a range of key risk metrics in 2014 as part of our risk appetite process, supported by a limit and control framework.

Risk appetite is discussed on page 25.

Our approach to stress testing is discussed on page 117 and regulatory stress testing programmes on page 125.

Risks incurred in our business activities

Our principal banking risks are credit risk, liquidity and funding risks, market risk, operational risk, compliance risk, fiduciary risk, reputational risk, pension risk and sustainability risk. We also incur insurance risk.

The chart overleaf provides a high level guide to how our business activities are reflected in our risk measures and in the Group’s balance sheet. The third-party assets and liabilities indicate the contribution each business makes to the balance sheet, while RWAs illustrate the relative size of the risks incurred in respect of each business.

For a description of our principal risks, see page 114.

HSBC HOLDINGS PLC

Strategic Report (continued)

Exposure to risks arising from the business activities of global businesses

For footnote, see page 39.

For further information on credit risk, see page 127; capital and risk-weighted assets, see page 238; market risk, including value at risk, see page 175; and operational risk see page 186.

Top and emerging risks

Identifying and monitoring top and emerging risks are integral to our approach to risk management.

We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, global businesses or regions and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one-year time horizon. We consider an ‘emerging risk’ to be one with potentially significant but uncertain outcomes which may form and crystallise beyond a year, in the event of which it could have a material effect on our ability to achieve our long-term strategy.

Our top and emerging risk framework enables us to identify and manage current and forward-looking risks to ensure our risk appetite remains appropriate. The ongoing assessment of our top and emerging risks is informed by a comprehensive suite of risk factors which may result in our risk appetite being revised.

During 2014, senior management paid particular attention to a number of top and emerging risks. Our current ones are summarised overleaf.

We made a number of changes to our top and emerging risks during 2014 to reflect our assessment of their effect on HSBC. ‘Macroeconomic risks arising from an emerging market slowdown’ was replaced by ‘Economic outlook and government intervention’ as developed economies demonstrated signs of stress in the second half of 2014. ‘Third party risk management’ was identified as an emerging risk due to the risks associated with the use of third-party service providers, which may be less transparent and more challenging to manage or influence. While ‘People risk’ is inherent within a number of our top and emerging risks, it has now been disclosed as a standalone risk, as the risks in this area continue to heighten.

When the top and emerging risks listed below resulted in our risk appetite being exceeded, or had the potential to exceed our risk appetite, we took steps to mitigate them, including reducing our exposure to areas of stress. Given the impact on the Group of breaching the US Deferred Prosecution Agreement (‘US DPA’), significant senior management attention was given to tracking and monitoring our compliance with its requirements and improving policies, processes and controls to help minimise the risk of a breach.

For a detailed account of these risks see page 118 and for a summary of our risk factors, see page 113.

HSBC HOLDINGS PLC

Strategic Report (continued)

Top and emerging risks –	/

Risk		Description	Mitigants
Macroeconomic and geopolitical risk
	Economic outlook and government intervention	Weak economic growth in both developed and emerging market countries could adversely affect global trade and capital flows and our profits from operations in those countries.	We closely monitor economic developments in key markets and appropriate action is taken as circumstances evolve.
	Increased geopolitical risk	Our operations are exposed to risks arising from political instability and civil unrest in a number of countries, which may have a wider effect on regional stability and regional and global economies.	We monitor the geopolitical and economic outlook, particularly in countries where we have material exposures and/or a physical presence.
Macro-prudential, regulatory and legal risks to our business model
	Regulatory developments affecting our business model and Group profitability	Governments and regulators continue to develop policies which may impose new requirements, particularly in the areas of capital and liquidity management and business structure.	We engage closely with governments and regulators in the countries in which we operate to help ensure that the new requirements are considered properly.
Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime.

Breach of the US DPA may allow the US authorities to prosecute HSBC with respect to matters covered thereunder.

Programmes to enhance the management of conduct are progressing in all global businesses and functions.

We continue to take steps to address the requirements of the US DPA and other consent orders in consultation with the relevant regulatory agencies.

	Dispute risk	HSBC is party to legal proceedings arising out of its normal business operations which could give rise to potential financial loss and significant reputational damage.	We identify and monitor emerging regulatory and judicial trends. We are enhancing our financial crime and regulatory compliance controls and resources.
Risks related to our business operations, governance and internal control systems
	Heightened execution risk	The complexity of projects to meet regulatory demands and risks arising from business and portfolio disposals may affect our ability to execute our strategy.	We have strengthened our prioritisation and governance processes for significant projects.
	People risk	Significant demands are being placed on the human capital of the Group due to the extent of the regulatory reform agenda.	We have reviewed our remuneration policy to ensure we can remain competitive and retain our key talent and continue to increase the level of specialist resources in key areas.
	Third-party risk management	Risks arising from the use of third-party service providers may be less transparent and more challenging to manage or influence.	We are strengthening our risk management processes and procedures in relation to the use and monitoring of third-party service providers.
	Internet crime and fraud	HSBC is increasingly exposed to fraudulent and criminal activities as a result of increased usage of internet and mobile channels.	We continually assess these threats as they evolve and adapt our controls and defences to mitigate them.
	Information security risk	HSBC and other multinational organisations continue to be the targets of cyber attacks.	We have invested significantly in staff training and enhanced multi-layered controls to protect our information and technical infrastructure.
	Data management	New regulatory requirements necessitate more frequent and granular data submissions, which must be produced on a consistent, accurate and timely basis.	Our Data Strategy Board is driving consistent data aggregation, reporting and management across the Group.
	Model risk	Adverse consequences could result from decisions based on incorrect model outputs or from models that are poorly developed, implemented or used.	Model development, usage and validation are subject to governance and independent review.

HSBC HOLDINGS PLC

Strategic Report (continued)

How we manage risk

Managing risk effectively is fundamental to the delivery of our strategic priorities.

Our enterprise-wide risk management framework fosters the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. It also ensures that we have a robust and consistent approach to risk management at all levels of the organisation and across all risk types.

This framework is underpinned by a strong risk culture, which is instrumental in aligning the behaviours of individuals with the

Group’s attitude to assuming and managing risk and ensuring that our risk profile remains in line with our risk appetite and strategy. It is reinforced by the HSBC Values and our Global Standards.

Our approach to managing risk is summarised below.

Driving our risk culture

HSBC HOLDINGS PLC

Strategic Report (continued)

Risk appetite

The Group’s risk appetite statement (‘RAS’) is a key component in the management of risk. It describes the types and quantum of risks that we are willing to accept in achieving our medium and long-term strategic objectives. The RAS is approved by the Board on the advice of the Group Risk Committee.

Our risk appetite is established and monitored via the Group risk appetite framework, which provides a globally consistent and structured approach to the management, measurement and control of risk in accordance with our core risk principles. The framework outlines the processes, policies, metrics and governance bodies and how to address risk appetite as part of day-to-day business and risk management activities.

The RAS guides the annual planning process by defining the desired forward-looking risk profile of the Group in achieving our strategic objectives and plays an important role in our six filters process. Our risk appetite may be revised in response to our assessment of the top and emerging risks we have identified.

Quantitative and qualitative metrics are assigned to a number of key categories including returns, capital, liquidity and funding, securitisations, cost of risk and intra-Group lending, risk categories such as credit, market and operational risk, risk diversification and concentration, and financial crime compliance. These measures are reviewed annually for continued relevance.

Measurement against the metrics:

–	guides underlying business activity, ensuring it is aligned to risk appetite statements;

–	enables the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles;

–	allows the business decisions needed to mitigate risk to be promptly identified; and

–	informs risk-adjusted remuneration.

Risk appetite is embedded in day-to-day risk management decisions through the use of risk tolerances and limits for material risk types. This ensures that our risk profile remains aligned with our risk appetite, balancing risk and returns.

Global businesses and geographical regions are required to align their risk appetite statements with the Group’s.

Some of the core metrics that were measured, monitored and presented monthly to the Risk Management Meeting of the GMB during 2014 are tabulated below:

Key risk appetite metrics

	2014
	target	actual
Common equity tier 1 ratio[1]	> 10%	11.1%
Return on equity	Trending upwards to 12-15% by 2016	7.3%
RoRWA[13]	2.2-2.6%	1.5%
Cost efficiency ratio	Mid-50s	67.3%
Advances to customer accounts ratio	Below 90%	72.2%
Cost of risk (loan impairment charges)	Below 15% of operating income	5.4%

For footnotes, see page 39.

In the early part of 2014, we undertook our annual review of our risk appetite statement. It was approved by the Risk Managament Meeting of the GMB in January 2014 and the HSBC Holdings Board in February 2014. The core aspects of the RAS were incorporated into the 2014 scorecards for the Executive Directors, as set out on page 405 of the Annual Report and Accounts 2013.

We also strengthened the Group’s RAS in 2014 by incorporating into it measures related to the core financial crime compliance principles of deterrence, detection and protection.

Targets for 2015 are discussed on page 32.

For details of requirements under CRD IV, see page 239.

How risk affects our performance

The management of risk is an integral part of all our activities. Risk measures our exposure to uncertainty and the consequent variability of return.

Credit metrics in our retail portfolio benefited from the continued sale of non-strategic portfolios, an improved economic environment across many markets and growth in Asia and in the core business in the US, while our wholesale portfolios remained broadly stable with an overall favourable change in key impairment metrics. Loan impairment charges fell for reasons outlined on page 29.

Operational losses rose, driven by UK customer redress programme charges and settlements relating to legal and regulatory matters. There are many factors which could affect estimated liabilities with respect to legal and regulatory matters and there remains a high degree of uncertainty as to the eventual cost of fines, penalties and redress for these matters.

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of our normal business operations. Our provisions for legal proceedings and regulatory matters and for customer remediation at 31 December 2014 totalled US$4.0bn.

The reported results of HSBC reflect the choice of accounting policies, assumptions and estimates that underlie the preparation of our consolidated financial statements and reflect our assessment of the financial impact of risks affecting the Group.

For a description of material legal proceedings and regulatory matters, see Note 40 on the Financial Statements on page 446.

Provisions for legal proceedings and regulatory matters and for customer remediation are disclosed in Note 29 on the Financial Statements on page 420.

For details of operational losses, see page 188.

For details of our critical accounting estimates and judgements, see page 62.

HSBC HOLDINGS PLC

Strategic Report (continued)

Strategic priorities

We previously defined three interconnected and equally weighted priorities for 2014 to 2016 to help us deliver our strategy:

–	grow the business and dividends;

–	implement Global Standards; and

–	streamline processes and procedures.

Each priority is complementary and underpinned by initiatives within our day-to-day business. Together, they create value for our customers and shareholders and contribute to the long-term sustainability of HSBC.

In the process, we shall maintain a robust, resilient and environmentally sustainable business in which our customers can have confidence, our employees can take pride and our communities can trust.

Grow the business and dividends

In growing the business and dividends, our targets are to grow risk-weighted assets in line with our organic investment criteria, progressively grow dividends, while reducing the effect of legacy and non-strategic activities on our profit and RWAs.

Our strategy is to take advantage of the continuing growth of international trade and capital flows, and wealth creation, particularly in Asia, the Middle East and Latin America. We aim to achieve growth by leveraging our international network and client franchise to improve HSBC’s market position in products aligned to our strategy.

To facilitate this growth, we recycle RWAs from low into high performing businesses within our risk appetite.

In 2014, we launched a number of investment priorities to capitalise on our global network and accelerate organic growth:

–	Global Trade and Receivables Finance: We are investing in our sales and product capabilities, particularly for high growth products and trade corridors, and expanding in trade hubs as a means of reinforcing HSBC’s leading position in trade.
–	Payments and Cash Management: We aim to deliver improved client coverage and products via investments in better sales coverage and customer proposition and mobile enhancements.

–	Foreign Exchange: We aim to improve our services to clients and efficiency by improving our electronic trading platforms and capabilities.

–	Renminbi: Building on our market-leading position, we are investing to roll out our renminbi servicing capabilities internationally, with the aim of capturing a larger share of offshore renminbi foreign exchange and capital markets opportunities.

Industry awards and market share gains have validated our strategy. Our market shares in core international connectivity products such as Payments and Cash Management, Global Trade and Receivables Finance and Foreign Exchange have all improved consistently over the past three years. For three consecutive years, including 2014, HSBC has been voted the top global cash manager for corporate and financial institutions in the Euromoney Cash Management survey. In the same survey, HSBC was voted best global cash manager for non-financial institutions for a second consecutive year in 2014. We have also been voted the ‘Best Overall for Products and Services’ by Asiamoney in its Offshore Renminbi Services survey every year since the survey’s inception in 2012.

We aim to continue investing in key growth markets and align global resources to city clusters with fast-growing international revenue pools:

–	UK and Hong Kong as our home markets: Our goal is to strengthen and develop our home market position in key products, such as mortgages and personal lending.

–	China: Mainland China continues to be of strategic significance for HSBC and presents a structural long-term growth opportunity. We therefore continue to invest in organic growth, particularly in Guangdong and other economically important regions. We strive to invest and be the first to capture opportunities that may arise from regulatory changes such as the introduction of the Shanghai Free-Trade Zone.

–	US and Germany: We continue to improve our position in the world’s largest economy and in Europe’s leading trade nation through the expansion of our corporate franchise. In 2014, we broadened our customer base by enhancing our products, widening our geographical coverage and adjusting our risk appetite. International revenues increased through deeper relationships with customers and developing cross-business opportunities.

Our universal banking model enables us to generate revenues across global businesses. In 2014, cross-business collaboration revenues grew in all of our identified opportunities, except for Markets revenue from CMB customers primarily due to lower foreign exchange volatility. Approximately half of the total collaboration revenues for the year came from Markets and Capital Financing products provided to CMB customers. In GPB, net new money resulting from cross-business client referrals doubled from 2013.

Implement Global Standards

At HSBC, we are adopting the highest or most effective financial crime controls and deploying them everywhere we operate.

Two new global policies set out these controls for anti-money laundering (‘AML’) and sanctions. They are our Global Standards.

In line with our ambition to be recognised as the world’s leading international bank, we aspire to set the industry standard for knowing our customers and detecting, deterring and protecting against financial crime. Delivering on this means introducing a more consistent, comprehensive approach to managing financial crime risk – from understanding more about our customers, what they do and where and why they do it, to ensuring their banking activity matches what we would expect it to be.

We aim to apply our financial crime risk standards throughout the lifetime of our customer relationships: from selecting and onboarding customers to managing our ongoing relationships and monitoring and assessing the changing risk landscape in the bank.

Our new global AML policy is designed to stop criminals laundering money through HSBC. It sets out global requirements for carrying out customer due diligence, monitoring transactions and escalating concerns about suspicious activity.

HSBC HOLDINGS PLC

Strategic Report (continued)

Our new global sanctions policy aims to ensure that we comply with local sanctions-related laws and regulations in countries where we operate, as well as with global sanctions imposed by the UN Security Council, European Union, US, UK and Hong Kong governments.

In many cases, our policy extends beyond what we are legally required to do, reflecting the fact that HSBC has no appetite for business with illicit actors.

We expect our Global Standards to underpin our business practices now and in the future, and to provide a source of competitive advantage. Global Standards are expected to allow us to:

–	strengthen our response to the ongoing threat of financial crime;

–	make consistent – and therefore simplify – the ways by which we monitor and enforce high standards at HSBC;

–	strengthen policies and processes that govern how we do business and with whom; and

–	ensure that we consistently apply our HSBC Values.

Implementing Global Standards

Each global business and Financial Crime Compliance have identified where and how they need to enhance existing procedures to meet the Global Standards. They are now in the process of deploying the systems, processes, training and support to put the enhanced procedures into practice in each country of operation.

This is being done in two stages:

–	delivering policy components with limited infrastructure dependency according to an accelerated timeline; and

–	implementing, in parallel, long-term strategic control enhancements and associated enhancements to infrastructure.

During 2014, we made material progress in a number of areas, including:

–	global implementation of customer selection policies and governance;

–	first deployment of enhanced customer due diligence procedures for gathering and verifying customer information;
–	integration of global sanctions screening lists into our customer and transaction screening tools;

–	targeted training for the highest risk roles and all-employee campaigns to raise awareness of financial crime risk and encourage escalation;

–	global roll out of financial intelligence and investigations units to follow up on escalations and alerts, and identify emerging trends and issues; and

–	the establishment of global procedures and governance to exit business that is outside our financial crime risk appetite.

Governance framework

The global businesses and Financial Crime Compliance, supported by HSBC Technology and Services, are formally accountable for delivering business procedures, controls and the associated operating environment to implement our new policies within each global business and jurisdiction. This accountability is overseen by the Global Standards Execution Committee, which is under the chairmanship of the Group Chief Risk Officer and consists of the Chief Executive Officers of each global business and the Global Head of Financial Crime Compliance.

Correspondingly, and to promote closer integration with business as usual, a report on the implementation of Global Standards is a standing item at the Group’s Risk Management Meeting. The Financial System Vulnerabilities Committee and the Board continue to receive regular reports on the Global Standards programme as part of their continued role in providing oversight.

Risk appetite

Financial crime risk controls are a part of our everyday business and they are governed according to our global financial crime risk appetite statement. This aims to ensure sustainability in the long term. Our overarching appetite and approach to financial crime risk is that we will not tolerate operating without the systems and controls in place designed to detect and prevent financial crime and will not conduct business with individuals or entities we believe are engaged in illicit behaviour.

Enterprise-wide risk assessment

We have conducted our second annual enterprise-wide assessment of our risks and controls related to sanctions and AML compliance. The outcome of this assessment has formed the basis for risk management planning, prioritisation and resource allocation for 2015.

The Monitor

Under the agreements entered into with the US Department of Justice (‘DoJ’), the UK FCA (formerly the Financial Services Authority (‘FSA’)) and the US Federal Reserve Board (‘FRB’) in 2012, including the five-year Deferred Prosecution Agreement (‘US DPA’), an independent compliance monitor (‘the Monitor’) was appointed to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

Michael Cherkasky began his work as the Monitor in July 2013, charged with evaluating and reporting upon the effectiveness of the Group’s internal controls, policies and procedures as they relate to ongoing compliance with applicable AML, sanctions, terrorist financing and proliferation financing obligations, over a five-year period.

HSBC is continuing to take concerted action to remedy AML and sanctions compliance deficiencies and to implement Global Standards. HSBC is also working to implement the agreed recommendations flowing from the Monitor’s 2013 review. We recognise we are only part way through a journey, being two years into our five-year US DPA. We look forward to maintaining a strong, collaborative relationship with the Monitor and his team.

HSBC HOLDINGS PLC

Strategic Report (continued)

Streamline processes and procedures

We continue to refine our operational processes, develop our global functions, implement consistent business models and streamline IT.

Since 2011, we have changed how HSBC is managed by introducing a leaner reporting structure and establishing an operating model with global businesses and functions. These changes – together with improvements in software development productivity, process optimisation and our property portfolio – realised US$5.7bn in sustainable savings, equivalent to US$6.1bn on an annualised (run rate) basis. This exceeded our commitment to deliver US$2.5–3.5bn of sustainable savings at the outset of the organisational effectiveness programme included in the first phase of our strategy.

Sustainable savings arise from the reduction or elimination of complexity, inefficiencies or unnecessary activities, and release capital that can be reinvested in growing our business as well as increase returns to shareholders.

The reorganisation of the Group into four global businesses and eleven global functions further allows us to run globally consistent operating models. This establishes the foundation for our next stage of streamlining.

Going forward, we aim to fund investments into growth and compliance and offset inflation through efficiency gains. This requires net cost reductions. This programme will be applied to:

–	improving the end-to-end optimisation of processes and servicing channels;

–	technology simplification, reducing the number of applications used across the Group; and

–	enhancing infrastructure, including optimising our real estate utilisation and the location where certain activities are carried out.

Streamlining is expected to be achieved through a combination of simplifying and globalising our processes, products, systems and operations. ‘Simplifying’ involves identifying inefficiencies or excessive complexity and redesigning or rationalising processes to make them easier to understand and manage and more efficient. ‘Globalising’ involves developing standard global processes and implementing them around the Group.

Cost efficiency ratio

Our cost efficiency ratio for 2014 was 67.3%, up from 59.6% in 2013. This change was driven by higher legal, regulatory and conduct settlement costs; inflationary pressures; continued investment in strategic initiatives; and a rise in the bank levy. Cost increases were partly offset by realised sustainable savings of US$1.3bn.

Outcomes

Financial performance

Performance reflected lower gains on disposals and the negative effect of other significant items.

Reported results

	2014 US$m	2013 US$m	2012 US$m
Net interest income	34,705	35,539	37,672
Net fee income	15,957	16,434	16,430
Other income	10,586	12,672	14,228
Net operating income[16]	61,248	64,645	68,330
LICs[15]	(3,851)	(5,849)	(8,311)
Net operating income	57,397	58,796	60,019
Total operating expenses	(41,249)	(38,556)	(42,927)
Operating profit	16,148	20,240	17,092
Income from associates[16]	2,532	2,325	3,557
Profit before tax	18,680	22,565	20,649

For footnotes, see page 39.

Profit before tax of US$18.7bn on a reported basis was US$3.9bn or 17% lower than that achieved in 2013. This primarily reflected lower business disposal and reclassification gains and the negative effect, on both revenue and costs, of other significant items including fines, settlements, UK customer redress and associated provisions.

Reported net operating income before loan impairment charges and other credit risk provisions (‘revenue’) of US$61bn was US$3.4bn or 5% lower than in 2013. In 2014 there were lower gains (net of losses) from disposals and reclassifications (2013 included a US$1.1bn accounting gain arising from the reclassification of Industrial Bank Co. Limited (‘Industrial Bank’) as a financial investment following its issue of additional share capital to third parties, and a US$1.1bn gain on the sale of our operations in Panama). In addition, other significant items included adverse fair value movements on non-qualifying hedges of US$0.5bn compared with favourable movements of US$0.5bn in 2013, a US$0.6bn provision arising from the ongoing review of compliance with the Consumer Credit Act in the UK as well as a net adverse movement on debit valuation adjustments on derivative contracts of US$0.4bn. These factors were partially offset by favourable fair value

HSBC HOLDINGS PLC

Strategic Report (continued)

movements of US$0.4bn on our own debt designated at fair value, which resulted from changes in credit spreads, compared with adverse movements of US$1.2bn in 2013 together with a US$0.4bn gain on the sale of our shareholding in Bank of Shanghai in 2014.

Loan impairment charges and other credit risk provisions (‘LICs’) of US$3.9bn were US$2.0bn or 34% lower than in 2013, notably in North America, Europe and Latin America.

Operating expenses of US$41bn were US$2.7bn or 7% higher than in 2013, primarily as a result of significant items which were US$0.9bn higher than in 2013. These included settlements and provisions in connection with foreign exchange investigations of US$1.2bn and a charge of US$0.6bn in the US relating to a settlement agreement with the Federal Housing Finance Agency.

Income from associates of US$2.5bn was US$0.2bn or 9% higher than 2013, primarily reflecting the non-recurrence of an impairment charge of US$106m on the investment in our banking associate in Vietnam in 2013.

The Board approved a 5% increase in the fourth interim dividend in respect of 2014 to US$0.20 per share, US$0.01 higher than the fourth interim dividend in respect of 2013. Total dividends in respect of 2014 were US$9.6bn (US$0.50 per share), US$0.4bn higher than in 2013.

The transitional CET1 ratio of 10.9% was up from 10.8% at the end of 2013 and our end point basis of 11.1% was up from 10.9% at the end of 2013, as a result of continued capital generation and management actions offset by RWA growth, foreign exchange movements and regulatory changes.

Adjusted performance

For further information on non-GAAP financial measures, see page 40 for adjusted and www.hsbc.com for return on tangible equity.

From reported results to adjusted performance To arrive at adjusted performance:
–	we adjust for the year-on-year effects of foreign currency translation; and
–	we adjust for the effect of significant items.
Reconciliations of our reported results to an adjusted basis are set out on page 44.

On an adjusted basis, profit before tax of US$23bn was broadly unchanged compared with 2013. Lower LICs, notably in North America, Europe and Latin

America, together with a marginal rise in revenue was largely offset by higher operating expenses.

The following commentary is on an adjusted basis.

Revenue was broadly unchanged. Growth in CMB, notably in our home markets of Hong Kong and the UK, was offset by decreased revenue in RBWM, GB&M and GPB

Revenue rose by US$0.1bn to US$62bn. Revenue increased in CMB following growth in average lending and deposit balances in Hong Kong, together with rising average deposit balances and wider lending spreads in the UK. Revenue also benefited from higher term lending fees in the UK.

These factors were mostly offset by lower revenue in RBWM, GB&M and GPB. In RBWM, it was primarily driven by the run-off of our US Consumer and Mortgage Lending (‘CML’) portfolio with revenue in Principal RBWM broadly unchanged. In GB&M, revenue was lower due to the introduction of the funding fair value adjustment (‘FFVA’) on certain derivative contracts which resulted in a charge of US$263m, together with a decrease from our Foreign Exchange business, partly offset by an increase in Capital Financing. In GPB, revenue was down reflecting a managed reduction in client assets as we continued to reposition the business, and reduced market volatility.

LICs fell in the majority of our regions, notably in North America, Europe and Latin America

LICs were US$1.8bn or 31% lower than in 2013, primarily in North America and mainly in RBWM, reflecting reduced levels of delinquency and new impaired loans in the CML portfolio, together with decreased lending balances from the continued portfolio run-off and loan sales. LICs were also lower in Europe, mainly reflecting a fall in individually assessed charges in the UK in CMB and GB&M, and higher net releases of credit risk provisions on available-for-sale asset-backed securities (‘ABS’s) in GB&M in the UK. LICs were lower in Latin America too, primarily in Mexico and, to a lesser extent, in Brazil. In Mexico, the decrease in LICs mainly reflected lower individually assessed charges in CMB, while in Brazil LICs were lower in both RBWM and CMB, partly offset by an increase in GB&M.

Adjusted profit before tax

(US$bn)

Reported profit attributable to ordinary shareholders

(US$m)

Reported earnings per share

(US$)

Return on tangible equity

(%)

HSBC HOLDINGS PLC

Strategic Report (continued)

Operating expenses were higher, in part reflecting increases in Regulatory Programmes and Compliance costs and inflation, partly offset by further sustainable cost savings

Operating expenses were US$38bn, US2.2bn or 6% higher than in 2013. Regulatory Programmes and Compliance costs increased as a result of continued focus on Global Standards and the broader regulatory reform programme being implemented by the industry to build the necessary infrastructure to meet today’s enhanced compliance standards.

Operating expenses also increased due to inflationary pressures, including wage inflation, primarily in Asia and Latin America, and an increase in the UK bank levy charge compared with 2013. We continued to invest in strategic initiatives in support of organically growing our business, primarily in CMB. We also increased expenditure on marketing and advertising to support revenue generating initiatives, primarily in RBWM.

These factors were partially offset by further sustainable cost savings in the year of US$1.3bn, primarily by re-engineering certain of our back office processes.

The number of employees expressed in full-time equivalent numbers (‘FTE’s) at the end of 2014 increased by 3,500 or 1%. The average number of FTEs was broadly unchanged as reductions through sustainable savings programmes were offset by the initiatives related to the Regulatory Programmes and Compliance and business growth.

Income from associates rose, mainly in Asia and the Middle East and North Africa

Income from associates increased, primarily reflecting higher contributions from Bank of Communications Co, Limited (‘BoCom’) and The Saudi British Bank, principally reflecting balance sheet growth.

The effective tax rate was 21.3% compared with 21.1% in 2013.

For more details of the Group’s financial performance, see page 46.

Balance sheet strength

Total reported assets were US$2.6 trillion, 1% lower than at 31 December 2013. On a constant currency basis, total assets were US$85bn or 3% higher. Our balance sheet remained strong with a ratio of customer advances to customer accounts of 72%. This was a consequence of our business model and of our conservative risk appetite, which is based on funding the growth in customer loans with growth in customer accounts.

On a constant currency basis, loans and advances grew by US$28bn and customer accounts increased by US$47bn.

For further information on the Balance Sheet, see page 57, and on the Group’s liquidity and funding, see page 163.

Total assets

(US$bn)

Post-tax return on average total assets

(%)

Loans and advances to customers17

(US$bn)

Customer accounts17

(US$bn)

Ratio of customer advances to customer deposits17

(%)

For footnote, see page 39.

HSBC HOLDINGS PLC

Strategic Report (continued)

Capital strength

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and are well placed to meet those expected in the future.

We monitor capital adequacy, inter alia, by using capital ratios, which measure capital relative to a regulatory assessment of risks taken, and the leverage ratio, which measures capital relative to exposure.

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

Under the new regime, common equity tier 1 (‘CET1’) represents the highest form of eligible regulatory capital against which the capital strength of banks is measured. In 2014 we managed our capital position to meet an internal target ratio on a CET1 end point basis of greater than 10%. This has since been reviewed and, in 2015, we expect to manage Group capital to meet a medium-term target for return on equity of more than 10%. This is modelled on a CET1 ratio on an end point basis in the range of 12% to 13%.

Leverage ratio

The following table presents our estimated leverage ratio in accordance with PRA instructions. The numerator is calculated using the CRD IV end point tier 1 capital definition and the exposure measure is calculated using the EU delegated act published in January 2015 (which is based on the Basel III 2014 revised definition).

Estimated leverage ratio

2014 US$bn
At 31 December
Tier 1 capital under CRD IV (end point)	142
Exposures after regulatory adjustment	2,953
Estimated leverage ratio (end point)	4.8%

For further details of the leverage ratio, see page 251.

For further information on the Group’s capital and our risk-weighted assets, see page 239.

Capital ratios and risk-weighted assets

CRD IV1

Common equity tier 1 ratio (transitional)	Total capital ratio (transitional)	Common equity tier 1 ratio (end point)	Risk-weighted assets (‘RWA’s)
(%)	(%)	(%)	(US$bn)

Basel 2.5[1]

Core tier 1 ratio	Total capital ratio	Risk-weighted assets
(%)	(%)	(US$bn)

For footnote, see page 39.

HSBC HOLDINGS PLC

Strategic Report (continued)

Meeting our targets

We set financial targets against which we measure our performance.

In 2011, we articulated our ambition to be the leading international bank and specified financial metrics against which we would measure performance through 2013. Targets were set under our understanding at the time of capital requirements and included a CET1 ratio of 9.5-10.5% under Basel III; return on equity (‘ROE’) of 12-15%; and a cost efficiency ratio (‘CER’) of 48-52% supported by US$2.5-3.5bn in sustainable cost savings over three years. Over the period to 2013, we strengthened our capital position, realised US$4.9bn in sustainable savings and increased dividend pay-outs to shareholders in line with targets.

In May 2013, we defined our strategic priorities for the period from 2014 to 2016 and revisited the financial metrics used to track performance. We continued to target an ROE of 12-15% and added a further target of US$2-3bn in sustainable savings. To allow for investment in growth initiatives and to reflect the increasing requirements involved in operating as a global bank, we revised the CER target to the mid-50s, adding that revenues must grow faster than costs (‘positive jaws’). We defined a target CET1 ratio, on an end point basis, as greater than 10% and continued to seek progressive dividends for shareholders. We also set a cap on our loans to deposits ratio of 90%.

During 2014, we achieved a CET1 ratio on an end point basis of 11.1% and declared US$9.6bn of total dividends in respect of the year. We realised incremental sustainable savings of US$1.3bn and maintained a loans-to-deposits ratio of 72%. The ROE of 7.3% and the CER of 67.3% fell short of our target.

Changing regulatory and operating environment

When we set our targets in 2011, we did so based on a CET1 ratio on an end point basis of greater than 10%. Whilst this factored in foreseeable capital requirements, it did not anticipate, and could not have anticipated, the full extent of capital commitments and additional costs asked of us in the years to come. These factors have included:

•	Progressively strengthening our capital levels in response to increasing capital requirements;

•	The stepped increase in costs due to the implementation of regulatory change and enhancing risk controls, notably around financial system integrity and conduct;

•	An increase in the bank levy;

•	The continuing low interest rate environment; and

•	The impact of significant items, notably the high level of fines, settlements, UK customer redress and associated provisions.

As a consequence, we are setting new targets that better reflect the present and ongoing operating environment.

From 2015, our return on equity target will therefore be replaced with a medium-term target of more than 10%. This is modelled on a CET1 ratio on an end point basis in the range of 12% to 13%.

At the same time, we are reaffirming our target of growing business revenues faster than operating expenses (on an adjusted basis).

We also remain committed to delivering a progressive dividend. The progression of dividends will be consistent with the growth of the overall profitability of the Group and is predicated on our continued ability to meet regulatory capital requirements.

We remain strongly capitalised, providing capacity for both organic growth and dividend return to shareholders.

Brand value

Maintenance of the HSBC brand and our overall reputation remains a priority for the Group.

This is our fourth year of using the Brand Finance valuation method reported in The Banker magazine as our brand value benchmark. The Brand Finance methodology provides a comprehensive measure of the strength of the brand and its impact across all business lines and customer segments. It is wholly independent and is publicly reported. Our target is a top three position in the banking peer group and we have achieved this target with an overall value of US$27.3bn

Pre-tax return on risk-weighted assets13

(%)

Dividend payout ratio

(%)

Brand value

(US$bn)

For footnote, see page 39.

(up 2% from 2014), placing us third. We maintain an AAA rating for our brand in this year’s report.

In addition to the Brand Finance measure, we have reviewed our performance in the Interbrand Annual Best Global Brands report, published in September 2014. This showed HSBC as the top ranked banking brand with a valuation of US$13.1bn (up from US$12bn in 2013) and in second place when all financial services brands are considered.

HSBC HOLDINGS PLC

Strategic Report (continued)

We believe this performance is driven by an underlying strong brand equity established in recent years and a consistent and active programme of activities in support of the brand throughout 2014.

Economic contribution

By running a sustainable business, HSBC is able to make a valuable contribution to the economy by paying dividends to our shareholders, salaries to our employees, payments to suppliers, and tax revenues to governments in the countries and territories where we operate. We also finance companies so that they, in turn, can create employment.

HSBC’s net tax paid18

	2014 US$bn	2013 US$bn

Tax on profits	3.6	4.7
Employer taxes	1.6	1.6
UK bank levy[19]	1.0	0.7
Irrecoverable value-added tax	0.9	0.8
Other duties and levies	0.8	0.8
Year ended 31 December	7.9	8.6
For footnotes, see page 39. Taxes collected for government[20]
	2014 US$bn	2013 US$bn

Region
UK	1.7	1.5
Rest of Europe	1.1	1.3
Asia	2.0	1.5
North America	1.0	1.0
Latin America	3.3	3.5
Year ended 31 December	9.1	8.8

For footnote, see page 39.

Distribution of economic benefits

	2014 US$bn	2013 US$bn	2012 US$bn

Net cash tax outflow	7.9	8.6	9.3
Distributions to shareholders and non-controlling interests	10.6	10.2	8.7
Employee compensation and benefits	20.4	19.2	20.5
General administrative expenses including premises and procurement	18.6	17.1	20.0

Pro-forma post-tax profit allocation21

	2014%	2013%

Retained earnings/capital	32	53
Dividends	53	35
Variable pay	15	12
Year ended 31 December	100	100

For footnote, see page 39.

Market capitalisation and total shareholder return

		Closing market price
US$0.50 ordinary shares in issue	Market capitalisation	London	Hong Kong	American Depositary Share[22]
19,218m	US$182bn	£6.09	HK$74.0	US$47.23
2013: 18,830m 2012: 18,476m	2013: US$207bn 2012: US$194bn	2013: £6.62 2012: £6.47	2013: HK$84.15 2012: HK$81.30	2013: US$55.13 2012: US$53.07

		Total shareholder return[23]
		Over 1 year	Over 3 years	Over 5 years
To 31 December 2014		97	144	109
Benchmarks: – MSCI Banks[24]		100	160	132

For footnotes, see page 39.

HSBC HOLDINGS PLC

Strategic Report (continued)

Remuneration

Our remuneration strategy rewards commercial success and compliance with our risk management framework.

The quality of our people and their commitment to the Group are fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to a long-term career with HSBC in the long-term interests of shareholders.

Employee remuneration

Our remuneration strategy is designed to reward competitively the achievement of long-term sustainable performance. HSBC’s reward package comprises four key elements of remuneration:

–	fixed pay;

–	benefits;

–	annual incentive; and

–	the Group Performance Share Plan (‘GPSP’).

The governance of our remuneration principles and oversight of their implementation by the Group Remuneration Committee ensures what we pay our people is aligned to our business strategy and performance is judged not only on what is achieved over the short- and long-term but also, importantly, on how it is achieved, as we believe the latter contributes to the long-term sustainability of the business.

Full details of our remuneration policy may be found under Remuneration Policy on our website (http://www.hsbc.com/investor-relations/governance).

Industry changes and key challenges

New regulatory requirements such as the bonus cap have influenced how we pay our senior executives and those of our employees identified by the PRA as having a material impact on the institution’s risk profile, being what are termed ‘material risk takers’ (‘MRTs’). This year, a new requirement has been introduced for firms to ensure that clawback (i.e. a firm’s ability to recoup paid and/or vested awards) can be applied to all variable pay awards granted on or after 1 January 2015 for a period of at least seven years from the date of award. These requirements present challenges for HSBC in ensuring that the total compensation package for our employees in all of the markets in which we operate around the world remains competitive, in particular, relative to other banks not subject to these requirements.

Looking ahead to 2015/2016, further significant regulatory changes to executive remuneration are expected and it is possible that we will need to make changes to our remuneration policy in 2016. The number and volume of changes that have been and are being proposed hinders our ability to communicate with any certainty to our current and potential employees the remuneration policies and structures that would apply to them. It also contributes to a general misunderstanding about how our policies work and the effect of those policies on employee performance.

For full details of industry changes and key challenges, see page 300.

Variable pay pool

The total variable pay pool for 2014 was US$3.7bn, down from US$3.9bn in 2013:

	Group
	2014 US$m	2013 US$m
Variable pay pool[25]
– total	3,660	3,920
– as a percentage of pre-tax profit (pre-variable pay)	16%	15%
– percentage of pool deferred	14%	18%

For footnote, see page 39.

The Group Remuneration Committee considers many factors in determining HSBC’s variable pay pool, including the performance of the Group considered in the context of our risk appetite statement.

This ensures that the variable pay pool is shaped by risk considerations and by an integrated approach to business, risk and capital management which supports achievement of our strategic objectives.

The Group Remuneration Committee also takes into account Group profitability, capital strength, shareholder returns, the distribution of profits between capital, dividends and variable pay, the commercial requirement to remain market competitive and overall affordability.

For full details of variable pay pool determination, see pages 309.

Relative importance of expenditure on pay

The following chart provides a breakdown of total staff pay relative to the amount paid out in dividends.

Relative importance of expenditure on pay

(US$m)

For footnotes, see page 39.

Directors’ remuneration

The remuneration policy for our executive and non-executive Directors was approved at the Annual General Meeting on 23 May 2014. The full policy is available in the Directors’ Remuneration Report in the Annual Report and Accounts 2013, a copy of which can be obtained by visiting the following website: http://www.hsbc.com/ investor-relations/financial-and-regulatory-reports.

The single total figure for Directors’ remuneration required by Schedule 8 of the Large and Medium-Sized Companies (Accounts and Reports) Regulations 2008 is as follows:

HSBC HOLDINGS PLC

Strategic Report (continued)

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay		Marc Moses
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000

Fixed pay
Base salary	1,500	1,500	1,250	1,250	700	700	700	–
Fixed pay allowance	–	–	1,700	–	950	–	950	–
Pension	750	750	625	625	350	350	350	–

	2,250	2,250	3,575	1,875	2,000	1,050	2,000	–
Variable pay
Annual incentive	–	–	1,290	1,833	867	1,074	1,033	–
GPSP	–	–	2,112	3,667	1,131	2,148	1,131	–

	–	–	3,402	5,500	1,998	3,222	2,164	–

Total fixed and variable pay	2,250	2,250	6,977	7,375	3,998	4,272	4,164	–
Benefits	136	48	589	591	43	33	6	–
Non-taxable benefits	105	102	53	67	28	53	33	–
Notional return on deferred cash	41	27	–	–	11	7	36	–

Total single figure of remuneration	2,532	2,427	7,619	8,033	4,080	4,365	4,239	–

Douglas Flint, as Group Chairman, is not eligible for an annual incentive but was eligible under the policy to receive a one-time GPSP award for 2014.

Marc Moses, the Group Chief Risk Officer, was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC and his leadership of the function, and recognises his personal contribution to the Group. His 2013 figures have not been disclosed.

For full details of Directors’ remuneration, see page 307.

Remuneration policy going forward

Our remuneration policy was approved by shareholders at the 2014 Annual General

Meeting and will apply for performance year 2015. The table below summarises how each element of pay will be implemented in 2015.

External reporting

The required remuneration disclosures for Directors, MRTs and highest paid employees in the Group are made in the Directors’ Remuneration Report on pages 300 to 323.

Purpose and link to strategy	Operation and planned changes to policy

Fixed pay
Base salary	Base salary levels will remain unchanged from their 2014 levels as follows: • Douglas Flint: £1,500,000 • Stuart Gulliver: £1,250,000 • Iain Mackay: £700,000 • Marc Moses: £700,000

Fixed pay allowance[28]	Fixed pay allowances will remain unchanged from their 2014 levels as follows: • Douglas Flint: Nil • Stuart Gulliver: £1,700,000 • Iain Mackay: £950,000 • Marc Moses: £950,000

Pension	Pension allowances to apply in 2015 as a percentage of base salary will remain unchanged as follows: • Douglas Flint: 50% • Stuart Gulliver: 50% • Iain Mackay: 50% • Marc Moses: 50%

Benefits
Benefits	No changes are proposed to the benefits package for 2015.

Variable pay
Annual incentive[28]	No changes are proposed to the annual incentive.
GPSP	No changes are proposed to the GPSP.

For footnote, see page 39.

HSBC HOLDINGS PLC

Strategic Report (continued)

Sustainability

Sustainability underpins our strategic priorities and enables us to fulfil our purpose as an international bank.

At HSBC, how we do business is as important as what we do. For us, sustainability means building our business for the long term by balancing social, environmental and economic considerations in the decisions we make. This enables us to help businesses thrive and contribute to the health and growth of communities.

Approach to corporate sustainability

Corporate sustainability is governed by the Conduct & Values Committee, a sub-committee of the Board which oversees and advises on a range of issues including adherence to HSBC’s values and ensuring we respond to the changing expectations of society and key stakeholders.

Sustainability priorities are set and programmes are led by the Global Corporate Sustainability function. HSBC’s country operations, global functions and global businesses work together to ensure sustainability is embedded into the Group’s business and operations and properly implemented. Executives within the Risk and the HSBC Technology and Services functions hold a specific remit to deliver aspects of the sustainability programme for the Group.

Our sustainability programme focuses on three areas: sustainable finance; sustainable operations, and sustainable communities.

Sustainable finance

We anticipate and manage the risks and opportunities associated with a changing climate, environment and economy. In a rapidly changing world, we must ensure our business anticipates and prepares for shifts in environmental priorities and societal expectations.

Sustainability risk framework

We manage the risk that the financial services which we provide to customers may have unacceptable effects on people or the environment. Sustainability risk can also lead to commercial risk for customers, credit risk for HSBC and significant reputational risk.

For over 10 years we have been working with our business customers to help them understand and manage their environmental and social impact in relation to sensitive sectors and themes. We assess and support customers using our own policies which we regularly review and refine. We have policies covering agricultural commodities, chemicals, defence, energy, forestry, freshwater infrastructure, mining and metals, World Heritage Sites and Ramsar Wetlands. We also apply the Equator Principles.

We welcome constructive feedback from non-governmental organisations and campaign groups and regularly discuss matters of shared interest with them.

Our sustainability risk framework is based on robust policies, formal processes and well-trained, empowered people.

In 2014, we trained risk and relationship managers in sustainability risk, focusing on the recent policy updates and revised processes. Our designated Sustainability Risk Managers provided training to executives from Risk, GB&M and CMB in every geographical region.

We have used the Equator Principles since 2003. A new version of the Equator Principles – EP3 – was launched in 2013, and HSBC introduced these changes on 1 January 2014 following training and the development of clear templates to ensure the transition was smooth.

Data and the independent assurance of our application of the Equator Principles will be available at hsbc.com in April 2015.

Policy reviews and updates in 2014

In 2014, we published the reports of two independent reviews into the content and implementation of our Forest Land and Forest Products Sector Policy, by Proforest and PricewaterhouseCoopers LLP, respectively. We also issued new policies on forestry, agricultural commodities and World Heritage Sites and Ramsar Wetlands, reflecting the recommendations. These documents can be found online at hsbc.com/sus-risk.

Forestry policy

The new forestry policy, issued in March 2014, requires forestry customers to gain 100% certification by the Forest Stewardship Council (‘FSC’) or the Programme for the Endorsement of Forest Certification (‘PEFC’) in high risk countries by 31 December 2014. Certification requires that customers are operating legally and sustainably.

Feedback from stakeholders on the new policy was positive. Timber customers from affected countries such as Turkey and Mexico were receptive to the new standards, gained certification as a result of the new requirement and benefited from advice. Other customer relationships will end as soon as contractual terms allow, in cases where customers have been unable or unwilling to meet the new standards.

Agricultural commodities policy

The new agricultural commodities policy requires palm oil customers to become members of the Roundtable on Sustainable Palm Oil (‘RSPO’) by 30 June 2014, to have at least one operation certified by the end of 2014 and all operations by the end of 2018.

A number of customer relationships will be closed where the deadline has not been met. Other customers have succeeded in joining the RSPO and having at least one operation certified by the end of 2014. One example is an Indonesian processing, refining and export company. HSBC started to engage with this and other companies in January 2014 on the changes and continued to offer advice. The management of the company sought expert advice from third parties to understand more about RSPO certification, which they found was less complex than they had imagined. Two units of the company obtained RSPO certification in June 2014, and one further is planned.

In order to encourage the shift towards sustainable palm oil we have introduced a discounted prepayment export finance product for trade flows of certified sustainable palm oil. This structured, bespoke financing was launched in Singapore and Indonesia in 2014 and in Malaysia in early 2015.

The inaugural financing using this product was for a major palm oil exporter which has been a member of the RSPO for ten years and is now fully certified. The product is available to both existing and future clients and is hoped to encourage an expansion in the proportion of palm oil that is certified sustainable.

Customers in Malaysia, Indonesia, mainland China, Taiwan, South Korea, Thailand, Turkey and Mexico have decided to certify their operations as a result of HSBC’s new policies and deadlines. A number of others were already certified. Fuller reporting on the effect of these new policies will be available in April 2015 at hsbc.com.

HSBC HOLDINGS PLC

Strategic Report (continued)

The World Heritage Sites and Ramsar Wetlands policy

This is designed to protect unique sites of outstanding international significance as listed by the UN and wetlands of international importance. The policy relates to all business customers involved in major projects, particularly in sectors such as forestry, agriculture, mining, energy, property and infrastructure development.

The policy helps HSBC to make balanced and clear decisions on whether or not to finance projects which could have an effect on these sites or wetlands. HSBC has avoided financing projects in light of the policy.

Our approach to managing sustainability risk is described on page 237.

Climate business

We understand that in response to climate change there is a shift required towards a lower-carbon economy. We are committed to accelerating that shift by supporting customers involved in ‘climate business’ by seeking long-term low-carbon commercial business opportunities. Our climate business includes clients in the solar, wind, biomass, energy efficiency, low-carbon transport and water sectors. In 2014, our Climate Change Research team was recognised as the top team in the industry. We were also a leader in public markets equity-related wind financings for international companies, including the largest wind turbine equity raising since 2010 as part of the €1.4bn Vestas refinancing.

‘Green bonds’ are any type of bond instruments where the proceeds will be exclusively applied to finance climate or environmental projects. In April 2014, HSBC became a member of the International Capital Market Association Executive Committee for the Green Bond Principles. The Green Bond Principles are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the green bond market by clarifying the approach for issuance of a green bond.

In 2014, we commissioned a report, ‘Bonds and Climate Change: the state of the market in 2014’ from the Climate Bonds Initiative to help raise awareness of climate financing.

HSBC has been at the forefront of this fast-developing area. In 2014, we were the sole global coordinator and joint leader, manager and bookrunner for the first green bond issue by an Asian corporate issuer, Advanced Semiconductor Engineering Inc. We also acted as sole global coordinator on the first green bond issued by Abengoa, the first high-yield green bond to be issued in Europe as well as the being a joint lead manager and bookrunner for the first government issuer in the Canadian market for the Province of Ontario.

UN Environment Programme Finance Initiative Principles for Sustainable Insurance

As a signatory to the Principles for Sustainable Insurance (‘PSI’), a global sustainability framework, HSBC’s Insurance business has committed to integrating environmental, social and governance issues across its processes, and to publicly disclosing its progress in doing so on an annual basis. A global programme manager has been appointed to provide leadership, co-ordination and control of Insurance sustainability initiatives world-wide and ensure alignment with the Group’s approach and the requirements of the PSI initiative. This includes driving appropriate activities both within the Insurance business and with partners, regulators and other industry players; disseminating industry best practice, and developing global insurance sustainability initiatives.

Sustainable operations

Managing our own environmental footprint supports business efficiency and is part of our long-term contribution to society. We work together and with our suppliers to find new ways to reduce the impact of our operations on the environment. We are purchasing renewable energy, designing and operating our buildings and data centres more efficiently and reducing waste. We have committed to cut our annual per employee carbon emissions from 3.5 to 2.5 tonnes by 2020.

Sustainability Leadership Programme

To deliver our ten sustainability goals we have trained 847 senior managers through HSBC’s Sustainability Leadership Programme since 2009. The programme is a mix of hands-on learning and leadership development sessions and is aligned to the HSBC Values agenda. The programme participants are expected to embed sustainability into decision-making and project delivery in the businesses and functions where they work.

Renewable energy procurement

In 2014, we signed three power purchase agreements with renewable energy generators in the UK and India. This is expected to provide 9% of HSBC’s energy. In August, a 10-megawatt solar power plant in Hyderabad, India came online to provide the Group with clean energy. This is expected to power three Global Service Centres and a Technology Centre in India. HSBC played a key role in facilitating the project by agreeing to purchase the plant’s energy at a government backed fixed price for the next ten years. The plant will provide a clean and reliable source of energy. In addition, we have redefined our renewables target only to count energy from newly constructed renewable energy sources which have been commissioned by HSBC.

Paper use

Our paper goal is being achieved in three ways: ensuring that the paper we buy is from a sustainable source in accordance with our paper sourcing policy, reducing the volume of paper consumed by our offices and branches and providing paperless banking for all retail and commercial customers. We have continued to reduce the total amount of paper purchased and to increase the proportion of paper we use that is certified as sustainably sourced by the FSC and PEFC. Since 2011, we have achieved a 53% reduction in paper purchased. Certified sustainably sourced paper reached 92% of all paper used by the end of 2014.

HSBC HOLDINGS PLC

Strategic Report (continued)

Our 10-point sustainable operations strategy

     1. Sustainability engagement: encourage employees to deliver improved efficiency by 2020

     2. Supply chain collaboration: sustainable savings through efficiency and innovation

     3. HSBC Eco-efficiency fund: US$50m annually to develop new ways of working, based on employee innovations

     4. Energy: reduce annual energy consumption per employee by 1MWh by 2020, compared to 6.2MWh in 2011

     5. Waste: use less, and recycle 100% of our office waste and electronic waste

     6. Renewables: aim to increase energy consumption from renewables to 25% by 2020 from zero

     7. Green buildings: design, build and run energy efficient, sustainable buildings to the highest international standards

     8. Data centres: achieve an energy efficiency (power usage effectiveness) rating of 1.5 by 2020

     9. Travel: reduce travel emissions per employee

   10. Paper: paperless banking available for all retail and commercial customers and 100% sustainably sourced paper by 2020

Carbon emissions

HSBC’s carbon dioxide emissions are calculated on the basis of the energy used in our buildings and employee business travel from over 28 countries (covering about 93% of our operations by FTE). The data gathered on energy consumption and distance travelled are converted to carbon dioxide emissions using conversion factors from the following sources, if available, in order of preference:

1.	factors provided by the data/service providers;

2.	factors provided by the local public environmental authorities. For electricity, if specific factors cannot be obtained from the above two sources we use the latest available carbon
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

To incorporate all of the operations over which we have financial (management) control, the calculated carbon dioxide emissions are scaled up on the basis of the FTE coverage rate to account for any missing data (typically less than 10% of FTEs). In addition, emission uplift rates are applied to allow for uncertainty on the quality and coverage of emission measurement and estimation. The rates are 4% for electricity, 10% for other energy and 6% for business travel, based on the Intergovernmental Panel on Climate Change Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories, and our internal analysis of data coverage and quality.

Carbon dioxide emissions in tonnes

	2014	2013

Total	752,000	889,000
From energy	633,000	755,000
From travel	119,000	134,000
Carbon dioxide emissions in tonnes per FTE
	2014	2013

Total	2.92	3.43
From energy	2.46	2.91
From travel	0.46	0.52

Our greenhouse gas reporting year runs from October to September. For the year ended 30 September 2014, carbon dioxide emissions from our global operations were 752,000 tonnes.

Sustainable communities

We believe that education and resources such as safe water and sanitation are essential to resilient communities which are, in turn, the basis of thriving economies and businesses.

We provide financial contributions to community projects, and thousands of employees across the world get involved by volunteering their time and sharing their skills.

Volunteering and donations

Thousands of HSBC employees globally are involved every year in volunteering for our Community Investment programmes. Further details on our programmes are available at hsbc.com and will be updated with information for 2014 in April 2015.

In 2014, we donated a total of US$114m to community projects (2013: US$117m). Of this, US$66m was donated in Europe (2013: US$64m); US$28m was donated in Asia-Pacific (2013: US$24m); US$3m was donated in the Middle East (2013: US$5m); US$10m was donated in North America (2013: US$11m); and US$7m was donated in Latin America (2013: US$12m).

Employees gave 303,922 hours of their time to volunteer during the working day (2013: 255,925 hours).

Human rights

We apply human rights considerations directly as they affect our employees and indirectly through our suppliers and customers, in the latter case in particular through our project finance lending and sustainability risk policies. Human rights issues most directly relevant for HSBC are those relating to the right to just and favourable conditions of work and remuneration, the right to equal pay for equal work, the right to form and join trade unions, the right to rest and leisure and the prohibition of slavery and child labour. Alongside our own commitments, such as our HSBC Code of Conduct for Suppliers (in place since 2005), the HSBC Global Standards Manual and HSBC Values, we have signed up to global commitments and standards, including the UN Global Compact, the Universal Declaration of Human Rights and the Global Sullivan Principles.

Further detail on our 2014 performance will be available from the end of April 2015 on our website, along with independent assurance of our application of the Equator Principles and carbon emissions.

On behalf of the Board

D J Flint

Group Chairman

HSBC Holdings plc

23 February 2015

HSBC HOLDINGS PLC

Strategic Report (continued)

Footnotes to Strategic Report

1	On 1 January 2014, CRD IV came into force and capital and RWAs at 31 December 2014 are calculated and presented on this basis. Prior to this, capital and RWAs were calculated and presented on a Basel 2.5 basis. In addition, capital and RWAs at 31 December 2013 were also estimated based on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA. At 31 December 2012, the CRD IV estimated capital and RWAs were based on the July 2011 draft CRD IV text.
2	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. The third interim dividend for 2013 of US$0.10 was paid on 11 December 2013. The fourth interim dividend for 2013 of US$0.19 was paid on 30 April 2014. First, second and third interim dividends for 2014, each of US$0.10 per ordinary share, were paid on 10 July 2014, 9 October 2014 and 10 December 2014, respectively. Note 9 on the Financial Statements provides more information on the dividends declared in 2014. On 23 February 2015, the Directors declared a fourth interim dividend for 2014 of US$0.20 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 30 April 2015 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 20 April 2015, with a scrip dividend alternative. The reserves available for distribution at 31 December 2014 were US$48,883m.
Quarterly dividends of US$15.5 per 6.20% non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A US dollar preference share, were paid on 17 March 2014, 16 June 2014, 15 September 2014 and 15 December 2014.
Quarterly coupons of US$0.508 per security were paid with respect to 8.125% capital securities on 15 January 2014, 15 April 2014, 15 July 2014 and 15 October 2014.
Quarterly coupons of US$0.50 per security were paid with respect to 8% capital securities on 17 March 2014, 16 June 2014, 15 September 2014 and 15 December 2014.
3	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
4	The return on average ordinary shareholders’ equity is defined as profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders’ equity.
5	Established on 5 December 2014.
6	Intermediation of securities, funds and insurance products, including Securities Services in GB&M.
7	Merger and acquisition, event and project financing, and co-investments in GPB.
8	Including Foreign Exchange, Rates, Credit and Equities.
9	Including portfolio management.
10	Including private trust and estate planning (for financial and non-financial assets).
11	Including hedge funds, real estate and private equity.
12	The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.
13	Pre-tax return on average risk-weighted assets is calculated using average RWAs based on a Basel 2.5 basis for all periods up to and including 31 December 2013 and on a CRD IV end point basis for all periods from 1 January 2014.
14	Net operating income before loan impairment charges and other credit risk provisions, also referred to as ‘revenue’.
15	Loan impairment charges and other credit risk provisions.
16	Share of profit in associates and joint ventures.
17	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 17 on the Financial Statements.
18	Taxes paid by HSBC relate to HSBC’s own tax liabilities and is reported on a cash flow basis.
19	UK bank levy paid reflects the payments made to the tax authorities during the calendar year and may differ from the recognition of liabilities charged to the income statement.
20	Taxes collected relate to those taxes which HSBC is liable to pay as agent for taxation authorities across the world and include all employee-related taxes, together with taxes withheld from payments of interest and charged on the provision of goods and services to its customers. Taxes collected are reported on a cash flow basis.
21	Excludes movements in the fair value of own debt and before variable pay distributions.
22	Each American Depositary Share represents five ordinary shares.
23	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
24	The Morgan Stanley Capital International World Bank Index.
25	The 2014 Group pre-tax pre-variable pay profit calculation as described in Directors’ Remuneration Report page 309 .The percentage of variable pay deferred for the Code Staff population was 50%.
26	Dividends per ordinary share in respect of that year. For 2014, this includes the first, second and third interim dividends paid in 2014 of US$5.8bn (gross of scrip) and a fourth interim dividend of US$3.8bn.
27	Employee compensation and benefits in 2013 totalled US$19,196m which included an accounting gain arising from a change in the basis of delivering ill-health benefits in the UK of US$430m. Excluding this accounting gain, 2013 employee compensation and benefits totalled US$19,626m.
28	This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint, who is not eligible for a fixed pay allowance or variable pay awards.

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

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements on page 334. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort year-on-year comparisons. These are considered non-GAAP financial measures. The primary non-GAAP financial measure we use is ‘adjusted performance’. Other non-GAAP financial measures are described and reconciled to the most relevant reported financial measure when used.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

Previously we used the non-GAAP financial measure of ‘underlying performance’, which was calculated by adjusting reported results for the year-on-year effects of currency translation differences, own credit spread and acquisitions, disposals and dilutions. In 2014, we modified our approach to better align it with the way we view our performance internally and with feedback received from investors. Adjusted performance builds on underlying performance by maintaining the adjustment for currency translation differences and incorporating the adjustments for own credit spread and acquisitions, disposals and dilutions into the definition of significant items. We use the term ‘significant items’ to collectively describe the group of individual adjustments which are excluded from reported results when arriving at adjusted performance. Significant items, which are detailed below, are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

We believe adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses year-on-year performance.

We arrive at adjusted performance by excluding from our reported results:

•	the year-on-year effects of foreign currency translation differences. This is done by comparing reported results for 2014 with reported results for 2013 retranslated at 2014 exchange rates. The foreign currency translation differences reflect the movements of the US dollar against most major currencies; and

•	significant items which distort the year-on-year comparison of reported results by obscuring the underlying factors and trends which affect operations. Significant items include adjustments for own credit spread and acquisitions, disposals and dilutions which were previously part of our underlying measure. The following pages provide further details, including a reconciliation from reported to adjusted results.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the years presented so we can view results on a like-for-like basis. Disposal of strategic investments other than those included in the above definition would be included in other significant items if material.

The following acquisitions, disposals and changes to ownership levels affected adjusted performance:

Disposal gains/(losses) affecting adjusted performance

	Date	Disposal gain/(loss) US$m

Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[1]	Jan 2013	1,089
HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[1]	Mar 2013	104
Household Insurance Group Holding company’s disposal of its insurance manufacturing business[1]	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC’s disposal of its property and Casualty Insurance business in Mexico[1]	Apr 2013	20
HSBC Bank plc’s disposal of its shareholding in HSBC (Hellas) Mutual Funds Management SA2	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited[1]	May 2013	28
HSBC Bank plc’s disposal of HSBC Assurances IARD[2]	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited’s disposal of HSBC Life (International) Limited’s Taiwan branch operations[2]	June 2013	(36)
HSBC Markets (USA) Inc.’s disposal of its subsidiary, Rutland Plastic Technologies[2]	Aug 2013	17
HSBC Insurance (Singapore) Pte Ltd’s disposal of its Employee Benefits Insurance business in Singapore[2]	Aug 2013	(8)
HSBC Investment Bank Holdings plc’s disposal of its investment in associate FIP Colorado[2]	Aug 2013	(5)
HSBC Investment Bank Holdings plc group’s disposal of its investment in subsidiary, Viking Sea Tech[1]	Aug 2013	54
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Panama) S.A.[2]	Oct 2013	1,107
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Peru) S.A.[2]	Nov 2013	(18)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Paraguay) S.A.[2]	Nov 2013	(21)
Reclassification loss in respect of our holding in Yantai Bank Co., Limited following an increase in its registered share capital[1]	Dec 2013	(38)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Colombia) S.A.[1]	Feb 2014	18
Reclassification loss in respect of our holding in Vietnam Technological & Commercial Joint Stock Bank following the loss of significant influence[1]	Jun 2014	(32)
HSBC Bank Middle East Limited’s disposal of its operations in Pakistan[1]	Oct 2014	(27)

For footnotes, see page 109.

Foreign currency translation differences
(‘constant currency’)

Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2014. We exclude the translation differences when using constant currency because it allows us to assess balance sheet and income statement performance on a like-for-like basis to better understand the underlying trends in the business.

Foreign currency translation differences

Foreign currency translation differences for 2013 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•     the income statements for 2013 at the average rates of exchange for 2014; and

•     the balance sheet at 31 December 2013 at the prevailing rates of exchange on 31 December 2014.

Foreign currency translation differences for 2012 referred to in the 2013 commentaries are computed on the same basis, by applying average rates of exchange for 2013 to the 2012 income and rates of exchange on 31 December 2013 to the balance sheet at 31 December 2012.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current year on the basis described above.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other significant items

The following tables detail the effect of other significant items in 2014 and 2013 on each of our geographical segments and global businesses.

Other significant items affecting adjusted performance – Losses/(gains)

	2014
	Europe	Asia	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Revenue
Debit valuation adjustment on derivative contracts	234	69	5	16	8	332
Fair value movements on non-qualifying hedges[3]	235	4	–	302	–	541
Gain on sale of several tranches of real estate secured accounts in the US	–	–	–	(168)	–	(168)
Gain on sale of shareholding in Bank of Shanghai	–	(428)	–	–	–	(428)
Impairment of our investment in Industrial Bank	–	271	–	–	–	271
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	632	–	–	–	–	632

	1,101	(84)	5	150	8	1,180
Operating expenses
Charge in relation to the settlement agreement with Federal Housing Finance Authority	–	–	–	550	–	550
Settlements and provisions in connection with foreign exchange investigations	1,187	–	–	–	–	1,187
Restructuring and other related costs	123	9	2	28	116	278
Regulatory provisions in GPB	16	49	–	–	–	65
UK customer redress programmes	1,275	–	–	–	–	1,275

	2,601	58	2	578	116	3,355

	RBWM	CMB	GB&M	GPB	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Revenue
Debit valuation adjustment on derivative contracts	–	–	332	–	–	332
Fair value movements on non-qualifying hedges[3]	493	(1)	8	1	40	541
Gain on sale of several tranches of real estate secured accounts in the US	(168)	–	–	–	–	(168)
Gain on sale of shareholding in Bank of Shanghai	–	–	–	–	(428)	(428)
Impairment of our investment in Industrial Bank	–	–	–	–	271	271
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	568	24	–	40	–	632

	893	23	340	41	(117)	1,180
Operating expenses
Charge in relation to the settlement agreement with Federal Housing Finance Authority	17	–	533	–	–	550
Settlements and provisions in connection with foreign exchange investigations	–	–	1,187	–	–	1,187
Restructuring and other related costs	88	37	27	6	120	278
Regulatory provisions in GPB	–	–	–	65	–	65
UK customer redress programmes	992	138	145	–	–	1,275

	1,097	175	1,892	71	120	3,355

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Europe US$m	Asia US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
Revenue
Net gain on completion of Ping An disposal	–	(553)	–	–	–	(553)
Debit valuation adjustment on derivative contracts	(65)	(40)	(2)	14	(13)	(106)
Fair value movements on non-qualifying hedges[3]	(297)	32	–	(246)	–	(511)
FX gains relating to sterling debt issued by HSBC Holdings	(442)	–	–	–	–	(442)
Write-off of allocated goodwill relating to the GPB Monaco business	279	–	–	–	–	279
Loss on sale of several tranches of real estate secured accounts in the US	–	–	–	123	–	123
Loss on sale of non-real estate secured accounts in the US	–	–	–	271	–	271
Loss on early termination of cash flow hedges in the US run-off portfolio	–	–	–	199	–	199
Loss on sale of an HFC Bank UK secured loan portfolio	146	–	–	–	–	146

	(379)	(561)	(2)	361	(13)	(594)
Operating expenses
Restructuring and other related costs	217	86	4	101	75	483
UK customer redress programmes	1,235	–	–	–	–	1,235
Madoff-related litigation costs	298	–	–	–	–	298
Regulatory provisions in GPB	317	35	–	–	–	352
US customer remediation provisions relating to CRS	–	–	–	100	–	100
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	(430)	–	–	–	–	(430)

	1,637	121	4	201	75	2,038

	RBWM US$m	CMB US$m	GB&M US$m	GPB US$m	Other US$m	Total US$m
Revenue
Net gain on completion of Ping An disposal	–	–	–	–	(553)	(553)
Debit valuation adjustment on derivative contracts	–	–	(106)	–	–	(106)
Fair value movements on non-qualifying hedges[3]	(262)	–	18	–	(267)	(511)
FX gains relating to sterling debt issued by HSBC Holdings	–	–	–	–	(442)	(442)
Write-off of allocated goodwill relating to the GPB Monaco business	–	–	–	279	–	279
Loss on sale of several tranches of real estate secured accounts in the US	123	–	–	–	–	123
Loss on sale of non-real estate secured accounts in the US	271	–	–	–	–	271
Loss on early termination of cash flow hedges in the US run-off portfolio	199	–	–	–	–	199
Loss on sale of an HFC Bank UK secured loan portfolio	146	–	–	–	–	146

	477	–	(88)	279	(1,262)	(594)
Operating expenses
Restructuring and other related costs	167	31	13	73	199	483
UK customer redress programmes	953	148	134	–	–	1,235
Madoff-related litigation costs	–	–	298	–	–	298
Regulatory provisions in GPB	–	–	–	352	–	352
US customer remediation provisions relating to CRS	100	–	–	–	–	100
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	(189)	(160)	(81)	–	–	(430)

	1,031	19	364	425	199	2,038

For footnote, see page 109

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The following table reconciles selected reported items for 2014 and 2013 to adjusted items. Equivalent tables are provided for each of our global businesses and geographical segments on www.hsbc.com.

Reconciliation of reported and adjusted items

	2014	2013	Change[5]
	US$m	US$m	%
Revenue[4]
Reported	61,248	64,645	(5)
Currency translation adjustment[6]		(686)
Own credit spread[7]	(417)	1,246
Acquisitions, disposals and dilutions	(9)	(2,757)
Other significant items	1,180	(594)

Adjusted	62,002	61,854	–

Loan impairment charges and other credit risk provisions
Reported	(3,851)	(5,849)	34
Currency translation adjustment[6]		168
Acquisitions, disposals and dilutions	–	67
Other significant items	–	–

Adjusted	(3,851)	(5,614)	31

Total operating expenses
Reported	(41,249)	(38,556)	(7)
Currency translation adjustment[6]		348
Acquisitions, disposals and dilutions	40	488
Other significant items	3,355	2,038

Adjusted	(37,854)	(35,682)	(6)
Adjusted cost efficiency ratio	61.1%	57.7%

Share of profit in associates and joint ventures
Reported	2,532	2,325	9
Currency translation adjustment[6]		11
Acquisitions, disposals and dilutions	–	87
Other significant items	–	–

Adjusted	2,532	2,423	4

Profit before tax
Reported	18,680	22,565	(17)
Currency translation adjustment[6]		(159)
Own credit spread[7]	(417)	1,246
Acquisitions, disposals and dilutions	31	(2,115)
Other significant items	4,535	1,444

Adjusted	22,829	22,981	(1)

For footnotes, see page 109.

Adjusted profit before tax

	2014	2013	Change[5]
	US$m	US$m	%
By global business
Retail Banking and Wealth Management	7,648	7,959	(4)
Commercial Banking	8,940	7,910	13
Global Banking and Markets	8,114	9,208	(12)
Global Private Banking	738	900	(18)
Other	(2,611)	(2,996)	13

Year ended 31 December	22,829	22,981	(1)

By geographical region
Europe	3,905	4,301	(9)
Asia[8]	14,635	14,309	2
Middle East and North Africa	1,854	1,673	11
North America	2,111	2,048	3
Latin America	324	650	(50)

Year ended 31 December	22,829	22,981	(1)

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Return on Equity and Return on Tangible Equity

ROTE is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’), impairments of goodwill, and adjusting the reported equity for goodwill, intangibles and PVIF. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.

We provide ROTE as an additional measure to ROE to provide a way to look at our performance which is closely aligned to our capital position.

The following table details the adjustments made to the reported results and equity:

	2014 US$m	2013 US$m	2012 US$m
Profit

Profit attributable to the ordinary shareholders of the parent company	13,115	15,631	13,454
Goodwill impairment (net of tax)	–	279	–
Increase in PVIF (net of tax)	(213)	(397)	(537)

Profit attributable to the ordinary shareholders, excl. goodwill impairment and PVIF	12,901	15,513	12,917

Equity

Average ordinary shareholders’ equity	178,898	169,260	159,564
Effect of Goodwill and intangibles (net of deferred tax)	(23,423)	(24,042)	(24,859)
Effect of PVIF (net of deferred tax)	(4,317)	(3,982)	(3,557)

Average tangible equity	151,158	141,236	131,148

	%	%	%

Ratio
Return on equity	7.3	9.2	8.4
Return on tangible equity	8.5	11.0	9.8

HSBC HOLDINGS PLC

44a

Report of the Directors: Financial Review (continued)

Consolidated income statement

Five-year summary consolidated income statement

	2014 US$m	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Net interest income	34,705	35,539	37,672	40,662	39,441
Net fee income	15,957	16,434	16,430	17,160	17,355
Net trading income	6,760	8,690	7,091	6,506	7,210
Net income/(expense) from financial instruments designated at fair value	2,473	768	(2,226)	3,439	1,220
Gains less losses from financial investments	1,335	2,012	1,189	907	968
Dividend income	311	322	221	149	112
Net insurance premium income	11,921	11,940	13,044	12,872	11,146
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd	–	–	7,024	–	–
Other operating income	1,131	2,632	2,100	1,766	2,562

Total operating income	74,593	78,337	82,545	83,461	80,014
Net insurance claims and benefits paid and movement in liabilities to policyholders	(13,345)	(13,692)	(14,215)	(11,181)	(11,767)
Net operating income before loan impairment charges and other credit risk provisions	61,248	64,645	68,330	72,280	68,247
Loan impairment charges and other credit risk provisions	(3,851)	(5,849)	(8,311)	(12,127)	(14,039)

Net operating income	57,397	58,796	60,019	60,153	54,208
Total operating expenses	(41,249)	(38,556)	(42,927)	(41,545)	(37,688)

Operating profit	16,148	20,240	17,092	18,608	16,520
Share of profit in associates and joint ventures	2,532	2,325	3,557	3,264	2,517

Profit before tax	18,680	22,565	20,649	21,872	19,037
Tax expense	(3,975)	(4,765)	(5,315)	(3,928)	(4,846)

Profit for the year	14,705	17,800	15,334	17,944	14,191
Profit attributable to shareholders of the parent company	13,688	16,204	14,027	16,797	13,159
Profit attributable to non-controlling interests	1,017	1,596	1,307	1,147	1,032

Five-year financial information
	2014 US$	2013 US$	2012 US$	2011 US$	2010 US$

Basic earnings per share	0.69	0.84	0.74	0.92	0.73
Diluted earnings per share	0.69	0.84	0.74	0.91	0.72
Dividends per ordinary share[9]	0.49	0.48	0.41	0.39	0.34

	%	%	%	%	%

Dividend payout ratio[10]	71.0	57.1	55.4	42.4	46.6
Post-tax return on average total assets	0.5	0.7	0.6	0.6	0.6
Return on average ordinary shareholders’ equity	7.3	9.2	8.4	10.9	9.5

Average foreign exchange translation rates to US$:
US$1: £	0.607	0.639	0.631	0.624	0.648
US$1: €	0.754	0.753	0.778	0.719	0.755

For footnotes, see page 109.

Unless stated otherwise, all tables in the Annual Report and Accounts 2014 are presented on a reported basis.

For a summary of our financial performance in 2014, see page 28.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Group performance by income and expense item

Net interest income

	2014 US$m		2013 US$m		2012 US$m

Interest income	50,955		51,192		56,702
Interest expense	(16,250)		(15,653)		(19,030)

Net interest income[11]	34,705		35,539		37,672
Average interest-earning assets	1,786,536		1,669,368		1,625,068

Gross interest yield[12]	2.85%		3.07%		3.49%
Less: cost of funds	(1.05%	)	(1.10%	)	(1.36%	)

Net interest spread[13]	1.80%		1.97%		2.13%
Net interest margin[14]	1.94%		2.13%		2.32%

For footnotes, see page 109.

Summary of interest income by type of asset

	2014			2013			2012
	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %	Average balance US$m	Interest income US$m	Yield %

Short-term funds and loans and advances to banks[27]	237,148	3,068	1.29	236,377	2,851	1.21	235,831	3,505	1.49
Loans and advances to customers[27]	931,311	37,429	4.02	897,322	38,529	4.29	891,699	40,870	4.58
Reverse repurchase agreements – non-trading[26,27]	198,273	1,800	0.91	114,324	995	0.87	83,105	975	1.17
Financial investments	399,816	8,323	2.08	393,309	8,002	2.03	387,329	9,078	2.34
Other interest-earning assets	19,988	335	1.68	28,036	815	2.91	27,104	2,274	8.39

Total interest-earning assets	1,786,536	50,955	2.85	1,669,368	51,192	3.07	1,625,068	56,702	3.49
Trading assets and financial assets designated at fair value[15,16,26]	238,958	5,596	2.34	354,817	5,763	1.62	368,406	6,931	1.88
Impairment provisions	(14,015)			(15,954)			(17,421)
Non-interest-earning assets	668,564			683,785			730,901

Year ended 31 December	2,680,043	56,551	2.11	2,692,016	56,955	2.12	2,706,954	63,633	2.35
For footnotes, see page 109. Summary of interest expense by type of liability and equity
	2014			2013			2012
	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %

Deposits by banks[17,27]	61,217	481	0.79	61,616	555	0.90	78,023	1,001	1.28
Financial liabilities designated at fair value – own debt issued[18]	66,374	837	1.26	72,333	967	1.34	75,016	1,325	1.77
Customer accounts[19,27]	1,088,493	9,131	0.84	1,035,500	8,794	0.85	1,012,056	10,650	1.05
Repurchase agreements – non-trading[26,27]	190,705	652	0.34	94,410	405	0.43	55,536	387	0.70
Debt securities in issue	129,724	4,554	3.51	150,976	4,182	2.77	161,348	4,755	2.95
Other interest-bearing liabilities	10,120	595	5.88	11,345	750	6.61	19,275	912	4.73

Total interest-bearing liabilities	1,546,633	16,250	1.05	1,426,180	15,653	1.10	1,401,254	19,030	1.36
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)[26]	178,518	2,856	1.60	301,353	3,027	1.00	318,883	3,445	1.08
Non-interest bearing current accounts	185,990			184,370			177,085
Total equity and other non-interest bearing liabilities	768,902			780,113			809,732

Year ended 31 December	2,680,043	19,106	0.71	2,692,016	18,680	0.69	2,706,954	22,475	0.83
For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reported net interest income of US$35bn decreased by US$834m or 2% compared with 2013. This included the significant items and currency translation summarised in the table below.

Significant items and currency translation

	2014 US$m	2013 US$m
Significant items
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(632)	–
Acquisitions, disposals and dilutions	38	386

	(594)	386

Currency translation	–	518

Year ended 31 December	(594)	904

On a reported basis, net interest spread and margin both fell, reflecting lower yields on customer lending in North America and Europe. In North America, this was due to changes in the composition of the lending portfolios towards lower yielding secured assets and to the run-off of the CML portfolio. In Europe, it was principally due to a significant item, namely provisions arising from the ongoing review of compliance with the Consumer Credit Act (‘CCA’) in the UK. These factors were partially offset by a lower cost of funds.

Excluding the significant items and currency translation tabulated above, net interest income rose by US$664m or 2% from 2013, driven by increases in Asia, partly reflecting growth in customer lending volumes.

Interest income

Reported interest income was broadly unchanged, as decreases in interest income from customer lending (which included the effect of the CCA provisions) were offset by increases in income from short-term funds, as well as a rise due to the change in the management of reverse repo transactions (see page 48).

Interest income on loans and advances to customers decreased, principally in North America and Latin America, partially offset by increases in Asia. In North America, this was a consequence of the disposal of the higher yielding non-real estate loan portfolio and the reduction in the CML portfolio from run-off and sales. In addition, new lending to customers in RBWM and CMB was at lower yields, reflecting a shift in the portfolio towards higher levels of lower yielding first lien real estate secured loans. In Latin America, interest income on customer lending also decreased, reflecting a fall in yields in both Brazil and Mexico, despite the rise in average balances in term lending in both countries. In Brazil, the falling yield reflected the shift in product and client mix to more secured, relationship-led lending while, in Mexico, it was driven by reductions in Central Bank interest rates. The region was also affected by the disposal of non-strategic businesses.

By contrast, we recorded increased interest income on customer lending in Asia, driven by growth in term lending volumes and, to a lesser extent, residential mortgages during the year. This increase in balances was partially offset by compressed yields. In Europe, excluding the effect of the CCA provisions noted above, interest income on customer lending rose due to increases in mortgage and term lending balances.

Interest income on short-term funds and financial investments increased both in Latin America and Asia, as interest rates rose in certain countries in these regions (notably in Brazil, Argentina and mainland China) and average balances grew. However, in Europe, interest income on short-term funds and financial investments fell as maturing positions were replaced by longer-term but lower-yielding bonds.

Interest expense

Reported interest expense increased in the year. We recorded increased interest expense on customer accounts in Asia and Latin America, partly offset by a reduction in North America. In Asia, the growth was principally from an increase in the average balances of customer accounts. In Latin America, interest expense on customer accounts rose as reductions in average balances were more than offset by the increase in the cost of funds due to interest rate rises, notably in Brazil. However, the effects of this were partly offset by a fall in the cost of funds in Mexico as Central Bank rates fell, and the disposal of non-strategic businesses. Conversely, in North America, interest expense on customer deposits declined as a result of a strategic decision to re-price deposits downwards. In addition, other interest expense decreased due to a release of accrued interest associated with an uncertain tax position.

Interest expense on debt issued rose. We recorded an increase in the cost of funds which was partly offset by decreased overall balances. Interest expense rose in Latin America, notably in Brazil, in line with interest rate rises and increased medium-term loan note balances. By contrast, in North America the business disposals led to a decline in our funding requirements. The cost of funds also fell as higher coupon debt matured and was repaid. In Europe, interest expense on debt also decreased, as average outstanding balances fell as a result of net redemptions and the cost of funds reduced.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Repos and reverse repos

During the final quarter of 2013, GB&M changed the way it managed reverse repurchase (‘reverse repo’) and repurchase (‘repo’) activities. This had the effect of reducing the net interest margin as average interest earning assets and interest bearing liabilities increased significantly. These reverse repo and repo agreements have a lower gross yield and cost of funds, respectively, than the remainder of our portfolio.

‘Net interest income’ includes the expense of internally funded trading assets, while related revenue is reported in ‘Net trading income’. The internal cost of funding these assets decreased, as average trading asset balances fell to a greater extent than trading liabilities. In reporting our global business results, this cost is included within ‘Net trading income’.

Net fee income

	2014 US$m	2013 US$m	2012 US$m

Account services	3,407	3,581	3,563
Funds under management	2,658	2,673	2,561
Cards	2,460	2,455	3,030
Credit facilities	1,890	1,907	1,761
Broking income	1,371	1,388	1,350
Imports/exports	1,115	1,157	1,196
Unit trusts	1,005	891	739
Underwriting	872	866	739
Remittances	833	849	819
Global custody	726	698	737
Insurance	516	551	696
Other	2,692	2,957	2,958

Fee income	19,545	19,973	20,149
Less: fee expense	(3,588)	(3,539)	(3,719)

Year ended 31 December	15,957	16,434	16,430

Reported net fee income fell by US$477m, primarily in Latin America and North America. In Latin America, the decrease included the effect of currency translation and the continued repositioning and disposal of businesses, notably the sale of our Panama operations in 2013. In North America, net fee income was lower following the expiry of the Transition Servicing Agreements we entered into with the buyer of the Card and Retail Services (‘CRS’) business, and adverse adjustments to mortgage servicing rights valuations.

Account services fee income decreased, notably in Latin America and Europe. In Latin America, the fall was due to a reduction in customer numbers in Mexico, as we continued to reposition the business, and in Brazil, due to strong market competition. In Europe, account services fees were lower, primarily in Switzerland due to the repositioning of our GPB business, and in the UK, in part reflecting the implementation of the Retail Distribution Review in 2013.

By contrast, unit trust fees rose, primarily in Asia, due to increased sales of equity funds in Hong Kong.

Other fee income declined in North America due to the expiry of the Transition Servicing Agreements and in Latin America following the sale of our operations in Panama in 2013 and the continued repositioning of the business in Mexico.

In addition, fee expenses were higher due to adverse adjustments to mortgage servicing rights valuations in North America, reflecting mortgage interest rate decreases in 2014 which compared with increases in 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net trading income

	2014 US$m	2013 US$m	2012 US$m

Trading activities[20]	5,419	6,921	5,249
Ping An contingent forward sale contract	–	(682)	(553)
Net interest income on trading activities	1,907	2,047	2,683
Gain/(loss) on termination of hedges	1	(194)	–
Other trading income – hedge ineffectiveness:
– on cash flow hedges	34	22	35
– on fair value hedges	19	65	(27)
Fair value movement on non-qualifying hedges[21]	(620)	511	(296)

Year ended 31 December	6,760	8,690	7,091

For footnotes, see page 109.

Reported net trading income of US$6.8bn was US$1.9bn lower, predominantly in Europe. The reduction in net trading income was partly driven by the significant items summarised in the table below.

Significant items and currency translation

	2014 US$m	2013 US$m

Significant items
Included within trading activities:	(332)	548
– Debit valuation adjustment on derivative contracts	(332)	106
– FX gains relating to sterling debt issued by HSBC Holdings	–	442

Included in other net trading income:	(539)	(346)
– Ping An contingent forward sale contract[22]	–	(682)
– Loss on early termination of cash flow hedges in the US run-off portfolio	–	(199)
– Fair value movement on non-qualifying hedges	(541)	511
– Acquisitions, disposals and dilutions	2	24

	(871)	202
Currency translation	–	(11)

Year ended 31 December	(871)	191

For footnote, see page 109.

Excluding the significant items and currency translation tabulated above, net trading income from trading activities decreased by US$0.6bn, notably in Markets within GB&M. This was predominantly driven by our Foreign Exchange business, which was affected by lower volatility and reduced client flows. In Equities, revenue decreased, as 2013 benefited from higher revaluation gains which more than offset a rise in 2014 in revenue from increased client flows and higher derivatives income.

In 2014, we revised our estimation methodology for valuing uncollateralised derivative portfolios by introducing the funding fair value adjustment (‘FFVA’), resulting in a reduction in net trading income of US$263m, primarily in Rates (US$164m) and Credit (US$97m). Excluding the FFVA, Credit was also affected by adverse movements on credit spreads and a reduction in revenue in Legacy Credit. By contrast, Rates was affected by favourable market movements, notably in

Asia, along with minimal fair value movements on our own credit spread on structured liabilities compared with adverse movements in 2013. These factors were partly offset by a fall in Rates in Europe.

Included within net trading income from trading activities, there were favourable foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value, compared with adverse movements in 2013. These movements offset fair value movements on the foreign currency debt which are reported in ‘Net income/(expense) from financial instruments designated at fair value’.

In addition, net interest income from trading activities fell due to lower average balances, notably relating to reverse repo and repo agreements, in line with the change in the way GB&M manages these agreements. The net interest income from these activities is now recorded in ‘Net interest income’.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net income/(expense) from financial instruments designated at fair value

	2014 US$m	2013 US$m	2012 US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	2,300	3,170	2,980
– liabilities to customers under investment contracts	(435)	(1,237)	(996)
– HSBC’s long-term debt issued and related derivatives	508	(1,228)	(4,327)
– change in own credit spread on long-term debt (significant item)	417	(1,246)	(5,215)
– other changes in fair value[22]	91	18	888

– other instruments designated at fair value and related derivatives	100	63	117

Year ended 31 December	2,473	768	(2,226)

For footnote, see page 109. Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose
	2014 US$m	2013 US$m	2012 US$m

Financial assets designated at fair value at 31 December	29,037	38,430	33,582
Financial liabilities designated at fair value at 31 December	76,153	89,084	87,720

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF	10,650	10,717	8,376
– unit-linked insurance and other insurance and investment contracts	16,333	25,423	23,655
Long-term debt issues designated at fair value	69,681	75,278	74,768

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Note 2 on the Financial Statements.

The majority of the financial liabilities designated at fair value are fixed-rate long-term debt issues, the interest rate profile of which has been changed to floating through swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues and the related hedges includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to global businesses, but are reported in ‘Other’. Credit spread movements on own debt designated at fair value are excluded from adjusted results, and related fair value movements are not included in the calculation of regulatory capital.

Reported net income from financial instruments designated at fair value was US$2.5bn in 2014, compared with US$768m in 2013. The former included favourable movements in the fair value of our own long-term debt of US$417m due to changes in credit spread, compared with adverse movements of US$1.2bn in 2013. Excluding this significant item, net income from financial instruments designated at fair value increased by US$42m.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts of US$2.3bn was US$870m lower than in 2013. This was driven by weaker equity market performance in the UK and France, partly offset by improved equity market performance in Hong Kong and higher net income on the bonds portfolio in Brazil.

Investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is also recorded under ‘Net income/(expense) from financial instruments designated at fair value’. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with discretionary participation features (‘DPF’), where the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’.

Other changes in fair value reflected a net favourable movement due to interest and exchange rate hedging ineffectiveness. This was partly offset by net adverse foreign exchange movements on foreign currency debt designated at fair value and issued as part of our overall funding strategy (offset from assets held as economic hedges in ‘Net trading income’).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gains less losses from financial investments

	2014 US$m	2013 US$m	2012 US$m
Net gains/(losses) from disposal of:
– debt securities	665	491	781
– equity securities	1,037	1,697	823
– other financial investments	6	(1)	5

	1,708	2,187	1,609
Impairment of available-for-sale equity securities	(373)	(175)	(420)

Year ended 31 December	1,335	2,012	1,189

Reported gains less losses from financial investments were US$1.3bn, a decrease of US$677m from 2013. The decrease primarily reflected the significant items summarised below.

Significant items and currency translation

	2014 US$m	2013 US$m

Significant items
Gain on sale of shareholding in Bank of Shanghai	428	–
Impairment on our investment in Industrial Bank	(271)	–
Net gain on completion of Ping An disposal[22]	–	1,235
Acquisitions, disposals and dilutions	–	5

	157	1,240

Currency translation	–	(10)

Year ended 31 December	157	1,230

For footnote, see page 109.

Excluding the significant items and currency translation noted above, gains less losses from financial investments increased by US$396m, primarily driven by higher net gains on the disposal of debt securities as we actively managed the Legacy Credit portfolio. In addition, we reported higher gains on sale of available-for-sale equity securities and lower impairments on available-for-sale equity securities from improved market conditions and business performance of the underlying portfolio.

Net insurance premium income

	2014 US$m	2013 US$m	2012 US$m

Gross insurance premium income	12,370	12,398	13,602
Reinsurance premiums	(449)	(458)	(558)

Year ended 31 December	11,921	11,940	13,044

Reported net insurance premium income was broadly unchanged, with reductions in Europe and Latin America largely offset by higher premium income in Asia.

In Asia, premium income rose, primarily in Hong Kong, due to increased new business from deferred annuity, universal life and endowment contracts. This was partly offset by lower new business from unit-linked contracts.

In Europe, premium income decreased, mainly in the UK, reflecting lower sales following the withdrawal of external independent financial adviser distribution channels for certain linked insurance contracts in the second half of 2013. This was partly offset by increases in France, mainly reflecting higher sales of investment contracts with DPF.

Net insurance premium income also fell in Latin America, primarily in Brazil, reflecting lower sales, in part due to changes in our distribution channel.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other operating income

	2014 US$m	2013 US$m	2012 US$m

Rent received	162	155	210
Gains/(losses) recognised on assets held for sale	220	(729)	485
Gains on investment properties	120	113	72
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	32	178	187
Gains/(losses) arising from dilution of interest in Industrial Bank and other associates and joint ventures	(32)	1,051	–
Gain on disposal of HSBC Bank (Panama) S.A.	–	1,107	–
Change in present value of in-force long-term insurance business	261	525	737
Other	368	232	409

Year ended 31 December	1,131	2,632	2,100
Change in present value of in-force long-term insurance business
	2014 US$m	2013 US$m	2012 US$m

Value of new business	870	924	1,027
Expected return	(545)	(505)	(420)
Assumption changes and experience variances	(116)	88	69
Other adjustments	52	18	61

Year ended 31 December	261	525	737

Reported other operating income of US$1.1bn decreased by US$1.5bn from 2013. This was largely due to the significant items summarised in the table below.

Significant items and currency translation

	2014 US$m	2013 US$m
Significant items
Included within gains/(losses) recognised on assets held for sale:	168	(772)
– write-off of allocated goodwill relating to the GPB Monaco business	–	(279)
– gain/(loss) on sale of the non-real estate portfolio in the US	–	(271)
– gain/(loss) on sale of several tranches of real estate secured accounts in the US	168	(123)
– Household Insurance Group Holding company’s disposal of its insurance manufacturing business[2]	–	(99)

Included within the remaining line items:	(41)	2,193
– reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[2]	–	1,089
– HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Panama) S.A.[3]	–	1,107
– HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[2]	–	104
– loss on sale of an HFC Bank UK secured loan portfolio	–	(146)
– acquisitions, disposals and dilutions	(41)	39

Currency translation	–	(18)

Year ended 31 December	127	1,403

Excluding the significant items and currency translation tabulated above, other operating income decreased by US$0.2bn compared with 2013. This was primarily from lower favourable movements in 2014 in present value of in-force (‘PVIF’) long-term insurance business, and lower disposal and revaluation gains on investment properties, mainly in Hong Kong. The decrease was partly offset by gains reported in Legacy Credit in GB&M in the UK as we actively managed the portfolio.

Lower favourable movements in the PVIF long-term insurance business asset in 2014 were mainly due to the following factors:

•	a reduction in the value of new business, mainly in Brazil, due to higher interest rates and lower volumes; and

•	adverse assumption changes and experience variances in 2014 compared with favourable movements in 2013. This was mainly driven by falling interest rates in France and adverse actuarial assumption updates in Hong Kong, partly offset by the favourable effects of interest rate fluctuations, mainly in Asia and Brazil.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net insurance claims and benefits paid and movement in liabilities to policyholders

	2014 US$m	2013 US$m	2012 US$m

Net insurance claims and benefits paid and movement in liabilities to policyholders:
– gross	13,723	13,948	14,529
– less reinsurers’ share	(378)	(256)	(314)

Year ended 31 December[24]	13,345	13,692	14,215

For footnote, see page 109.

Reported net insurance claims and benefits paid and movement in liabilities to policyholders were US$347m lower than in 2013.

Movements in claims resulting from investment returns on the assets held to support policyholder contracts, where the policyholder bears investment risk, decreased. This reflected weaker equity market performance in the UK and France, partly offset by improved equity market performance in Hong Kong and higher net income on the bonds portfolio in Brazil. The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

Reductions in claims resulting from a decrease in new business written in Europe and Latin America were mostly offset by increases in Hong Kong as explained under ‘Net earned insurance premiums’.

Loan impairment charges and other credit risk provisions

	2014 US$m	2013 US$m	2012 US$m
Loan impairment charges:
– new allowances net of allowance releases	5,010	7,344	9,306
– recoveries of amounts previously written off	(955)	(1,296)	(1,146)

	4,055	6,048	8,160
Individually assessed allowances	1,780	2,320	2,139
Collectively assessed allowances	2,275	3,728	6,021

Impairment/(releases of impairment) on available-for-sale debt securities	(319)	(211)	99
Other credit risk provisions	115	12	52

Year ended 31 December	3,851	5,849	8,311

Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers[27]	0.4%	0.7%	0.9%

For footnote, see page 109.

Reported loan impairment charges and other credit risk provisions (‘LICs’) of US$3.9bn were US$2.0bn lower than in 2013, primarily in North America, Europe and Latin America. The percentage of impairment charges to average gross loans and advances fell to 0.4% at 31 December 2014 from 0.7% at 31 December 2013.

Individually assessed charges decreased by US$540m, primarily in Europe, partly offset by an increase in Asia and the Middle East and North Africa. In Europe, they were lower, mainly in CMB in the UK, reflecting improved quality in the portfolio and the economic environment, as well as in GB&M. In Asia, the increase was on a small number of exposures in Hong Kong and in mainland China, primarily in CMB and GB&M, while in the Middle East and North Africa we recorded net charges compared with net releases in 2013, mainly due to lower releases on a particular UAE-related exposure in GB&M.

Collectively assessed charges declined by US$1.5bn, primarily due to decreases in North America and Latin America. In North America, the reduction was mainly in RBWM, reflecting reduced levels of delinquency and new impaired loans in the CML portfolio. A decrease in lending balances from continued portfolio run-off and loan sales was partly offset by an increase relating to less favourable market value adjustments of underlying properties as improvements in housing market conditions were less pronounced in 2014 than in 2013. In Latin America, the reduction in collectively assessed charges was driven by the adverse effect of changes to the impairment model and assumption revisions for restructured loan portfolios in Brazil which occurred in 2013, both in RBWM and CMB. Charges were also lower due to reduced Business Banking provisions reflecting improved delinquency rates and the effect of the disposal of non-strategic businesses.

Net releases of credit risk provisions of US$204m were broadly unchanged, as higher releases on available-for-sale ABSs in GB&M in Europe were offset by provisions in Latin America and North America. In Latin America, a provision was made in Brazil against a guarantee in GB&M. In North America we recorded provisions in Canada, compared with releases in 2013, and in the US reflecting a deterioration in the underlying asset values of a specific GB&M exposure.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operating expenses

	2014	2013	2012
	US$m	US$m	US$m
By expense category
Employee compensation and benefits	20,366	19,196	20,491
Premises and equipment (excluding depreciation and impairment)	4,204	4,183	4,326
General and administrative expenses	14,361	12,882	15,657

Administrative expenses	38,931	36,261	40,474
Depreciation and impairment of property, plant and equipment	1,382	1,364	1,484
Amortisation and impairment of intangible assets	936	931	969

Year ended 31 December	41,249	38,556	42,927

Staff numbers (full-time equivalents)
	2014	2013	2012

Geographical regions
Europe	69,363	68,334	70,061
Asia[8]	118,322	113,701	112,766
Middle East and North Africa	8,305	8,618	8,765
North America	20,412	20,871	22,443
Latin America	41,201	42,542	46,556

At 31 December	257,603	254,066	260,591

For footnote, see page 109.

Reported operating expenses of US$41bn were US$2.7bn or 7% higher than in 2013. The increase in operating expenses was partly driven by the significant items noted in the table below, including settlements and provisions in connection with foreign exchange investigations, of which US$809m was recorded in the fourth quarter of 2014 (see Note 40 on the Financial Statements for further details).

Significant items and currency translation

	2014	2013
	US$m	US$m
Significant items
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	–	(430)
Charge in relation to settlement agreement with Federal Housing Finance Authority	550	–
Madoff-related litigation costs	–	298
Settlements and provisions in connection with foreign exchange investigations	1,187	–
Regulatory provisions in GPB	65	352
UK customer redress programmes	1,275	1,235
US customer remediation provision relating to CRS	–	100
Restructuring and other related costs	278	483
Acquisitions, disposals and dilutions	40	488
	3,395	2,526
Currency translation	–	348

Year ended 31 December	3,395	2,874

Excluding significant items and currency translation, operating expenses were US$2.2bn or 6% higher than in 2013.

Regulatory Programmes and Compliance costs increased as a result of the continued focus on Global Standards and the broader regulatory reform programme being implemented by the industry to build the necessary infrastructure to meet today’s enhanced compliance standards, along with implementation costs to meet obligations such as stress tests in different jurisdictions and structural reform.

During 2014, we accelerated the deployment of Global Standards throughout the Group. Our global businesses and Compliance function have developed operating procedures to meet our new global AML and sanctions policies and these are now being implemented in every country, encompassing local requirements as necessary. During 2014, we invested in developing our financial crime compliance expertise and building strategic infrastructure solutions for customer due diligence, transaction monitoring and sanctions screening.

We continued to invest in strategic initiatives in support of organically growing our business, primarily in CMB in both Asia, in Business Banking and Global Trade and Receivables Finance and, to a lesser extent, in Europe. We also increased expenditure on marketing and advertising to support revenue generating initiatives, primarily in RBWM’s core propositions of Premier and Advance and personal lending products.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The increase in costs also reflected:

•	inflationary pressures, including wage inflation, primarily in Asia and Latin America;

•	the UK bank levy charge, which increased to US$1.1bn in 2014 from US$904m in 2013, mainly due to an increase in the rate of the levy. Both years also included adjustments relating to the previous year’s bank levy charge (2014: US$45m favourable adjustment; 2013: US$12m adverse adjustment); and

•	the Financial Services Compensation Scheme levy in the UK, as a result of the timing of the recognition.

During 2014, we generated further sustainable savings of US$1.3bn, primarily driven by re-engineering our back office processes, which in part offset the investments and inflation noted above.

The average number of FTEs was broadly unchanged as reductions through sustainable savings programmes were broadly offset by the initiatives related to Regulatory Programmes and Compliance and business growth.

Reported cost efficiency ratios25

	2014%	2013%	2012%

HSBC	67.3	59.6	62.8

Geographical regions
Europe	93.7	84.0	108.4
Asia[8]	44.0	40.7	39.4
Middle East and North Africa	47.7	51.5	48.0
North America	78.9	72.9	60.8
Latin America	71.7	56.1	58.7

Global businesses
Retail Banking and Wealth Management	71.2	64.5	58.4
Commercial Banking	45.9	43.1	45.9
Global Banking and Markets	67.7	51.9	54.2
Global Private Banking	74.8	91.4	67.6
For footnotes, see page 109.
Share of profit in associates and joint ventures
	2014 US$m	2013 US$m	2012 US$m
Associates
Bank of Communications Co., Limited	1,974	1,878	1,670
Ping An Insurance (Group) Company of China, Ltd	–	–	763
Industrial Bank Co., Limited	–	–	670
The Saudi British Bank	455	403	346
Other	64	5	72
Share of profit in associates	2,493	2,286	3,521
Share of profit in joint ventures	39	39	36

Year ended 31 December	2,532	2,325	3,557

HSBC’s reported share of profit in associates and joint ventures was US$2.5bn, an increase of US$207m or 9%, in part due to the non-recurrence of an impairment charge of US$106m on our banking associate in Vietnam in 2013. Excluding this, our share of profit in associates and joint ventures increased, driven by higher contributions from BoCom and The Saudi British Bank.

Our share of profit from BoCom rose as a result of balance sheet growth and increased trading income, partly offset by higher operating expenses and a rise in loan impairment charges.

At 31 December 2014, we performed an impairment review of our investment in BoCom and concluded that it was not impaired, based on our value in use calculation

(see Note 20 on the Financial Statements for further details).

In future periods, the value in use may increase or decrease depending on the effect of changes to model inputs. It is expected that the carrying amount will increase in 2015 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, HSBC would continue to recognise its share of BoCom’s profit or loss, but the carrying amount would be reduced to equal the value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

Profits from The Saudi British Bank rose, reflecting strong balance sheet growth.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Tax expense

	2014 US$m	2013 US$m	2012 US$m

Profit before tax	18,680	22,565	20,649
Tax expense	(3,975)	(4,765)	(5,315)

Profit after tax for the year ended 31 December	14,705	17,800	15,334

Effective tax rate	21.3%	21.1%	25.7%

The effective tax rate for 2014 of 21.3% was lower than the blended UK corporation tax rate for the year of 21.5%.

The effective tax rate in the year reflected the following recurring benefits: tax exempt income from government bonds and equities held by a number of Group entities and recognition of the Group’s share of post-tax profits of associates and joint ventures within our pre-tax income. In addition, the effective tax rate reflected a current tax credit for prior periods. This was partly offset by non-tax deductible settlements and provisions in connection with foreign exchange investigations.

The tax expense decreased by US$0.8bn to US$4.0bn for 2014, primarily due to a reduction in accounting profits and the benefit of the current tax credit for previous years.

In 2014, the tax borne and paid by the Group to the relevant tax authorities, including tax on profits, bank levy and employer-related taxes, was US$7.9bn (2013: US$8.6bn). The amount differs from the tax charge reported in the income statement due to indirect taxes such as VAT and the bank levy which are included in pre-tax profit, and the timing of payments.

We also play a major role as tax collector for governments in the jurisdictions in which we operate. Such taxes include employee-related taxes and taxes withheld from payments to deposit holders. In 2014, we collected US$9.1bn (2013: US$8.8bn).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2013 compared with 2012

2013 compared with 2012 commentaries have not been updated to reflect our change from underlying performance to adjusted performance. For comparison, adjusted PBT would have been US$23.0bn and US$20.5bn for 2013 and 2012 respectively as compared with underlying PBT of US$21.6bn and US$15.3bn for 2013 and 2012 respectively. Constant currency, underlying and adjusted are reconciled on pages 105(b) to 105(au).

Consolidated income statement

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

HSBC HOLDINGS PLC

56a

Report of the Directors: Financial Review (continued)

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

The additional US$1.5bn of sustainable cost savings across all regions, took our total annualised cost savings to US$4.9bn since 2011 as we continued with our organisational effectiveness programmes during 2013. Together with business disposals, these led to a fall in the number of FTEs of more than 6,500 to 254,000.

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

Interest income

On a constant currency basis, interest income fell. This was driven by lower interest income from customer lending, including loans classified within ‘Assets held for sale’, as a consequence of the disposal of the CRS business in the US in 2012 and the CML non-real estate loan portfolio and select tranches of CML first lien mortgages in the US in 2013. In addition, average yields on customer lending in Latin America fell, notably in Brazil, following lower average interest rates; re-pricing in line with local competition; a change in the composition of the lending portfolios as we focused on growing secured, lower yielding, lending balances for corporate and Premier customers. Interest income earned in Panama, where we disposed of the business, also fell. By contrast interest income on customer lending in Asia rose, driven by growth in residential mortgage balances in RBWM and term and trade-related and commercial real estate and other property-related lending in CMB. This increase in interest income was partially offset by compressed yields on trade lending and lower yields as interest rates declined in a number of countries across the region.

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

Interest expense

Interest expense fell in the year, though to a lesser extent than interest income, driven by a lower cost of funds relating to customer accounts. The reduction in interest rates paid to customers in Europe and Asia more than offset the effect of the growth in the average balances of customer accounts. There was also a decline in the interest expense on customer accounts in Latin America, principally in Brazil, reflecting the managed reduction in term deposits as we continued to change the funding base, substituting wholesale customer deposits for medium-term loan notes, together with a lower average base interest rate. The disposal of the business in Panama also reduced interest expense.

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

HSBC HOLDINGS PLC

56b

Report of the Directors: Financial Review (continued)

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

The rise in net income from trading activities was due in part to lower adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value. These adverse movements offset favourable foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’. In addition, we made foreign exchange gains of US$442m on sterling debt issued by HSBC Holdings. We also recorded a favourable debit valuation adjustment (‘DVA’) of US$105m on derivative contracts, compared with a net reported charge of US$385m in 2012, as a result of a change in estimation methodology in respect of credit valuation adjustments (‘CVA’s) of US$903m and a DVA of US$518m, to reflect evolving market practices.

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

During 2013, we reported adverse fair value movements of US$682m compared with US$553m in 2012 on the contingent forward sale contract relating to Ping An in Asia.

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

In 2013, there were favourable movements on non-qualifying hedges compared with adverse movements in 2012. In North America, we reported favourable fair value movements on non-qualifying hedges as US long-term interest rates increased, compared with adverse fair value movements in 2012. There were also favourable fair value movements on non-qualifying hedges in Europe, compared with adverse movements in 2012

Net income from financial instruments designated at fair value

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Notes 2 and 25 on the Financial Statements, respectively.

The majority of the financial liabilities designated at fair value are fixed-rate long-term debt issues, the interest rate profile of which has been changed to floating through swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues and the related hedges

HSBC HOLDINGS PLC

56c

Report of the Directors: Financial Review (continued)

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

Gains less losses from financial investments

Gains less losses from financial investments rose by US$823m on a reported basis and by US$840m on a constant currency basis.

This was driven by a significant increase in net gains from the disposal of available-for-sale equity securities in Asia following the completion of the sale of our remaining shareholding in Ping An and an increase in disposal gains in Principal Investments. These increases were partly offset by the non-recurrence of gains in from the sale of our shares in four Indian banks in 2012.

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

Net insurance premium income

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

Gains on disposal of US branch network, US cards business and Ping An

In 2012, we made significant progress in exiting non-strategic markets and disposing of businesses and investments not aligned with the Group’s long-term strategy. These included three major disposals:

•	In May 2012, HSBC USA Inc., HSBC Finance and HSBC Technology and Services (USA) Inc. sold their

HSBC HOLDINGS PLC

56d

Report of the Directors: Financial Review (continued)

•	US Card and Retail Services business, realising a gain on sale of US$3.1bn.

•	In May 2012, HSBC Bank USA, N.A. (‘HSBC Bank USA’) sold 138 out of 195 branches, primarily in upstate New York, realising a gain of US$661m. In August 2012, it sold the remaining 57 branches to the same purchaser, realising a gain of US$203m.

•	In December 2012, HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation agreed to sell their entire shareholdings in Ping An, representing 15.57% of the issued share capital of Ping An, in two tranches. The first tranche was completed on 7 December 2012, at which point we ceased to account for Ping An as an associate and recognised a gain on disposal of US$3.0bn. The remaining shareholding in respect of the second tranche was recognised as a financial investment.

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

There were lower favourable movements on the present value of the in-force (‘PVIF’) long-term insurance business asset compared with 2012. This was largely due to lower values of new business in Europe and Asia, reflecting lower sales. Additionally, expected returns increased due to the growth of the opening PVIF asset year on year, particularly in Hong Kong and Brazil.

These factors were partly offset by higher favourable assumption changes in Hong Kong, which exceeded the adverse experience and assumption changes in Latin America. The lower other PVIF movements in 2013 compared with 2012 were driven by Latin America, notably the favourable effect of the recognition of a PVIF asset in Brazil in 2012 which did not recur.

Net insurance claims and benefits paid and movement in liabilities to policyholders

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

The percentage of impairment charges to average gross loans and advances reduced to 0.7% at 31 December 2013 from 0.9% at 31 December 2012.

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

HSBC HOLDINGS PLC

56e

Report of the Directors: Financial Review (continued)

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

The movement in credit risk provisions on available-for-sale debt securities was largely in GB&M as a result of net releases in Europe compared with charges in 2012, and a credit risk provision on an available-for-sale debt security in 2012 in Asia.

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

In Europe, LICs decreased by 20% to US$1.5bn. In the UK, GB&M reported net releases of credit risk provisions on available-for-sale asset backed securities (‘ABS’s), compared with impairment charges in 2012, offset in part by higher individually assessed provisions. In addition, there were lower loan impairment charges in CMB due to lower collectively and individually assessed provisions, and in RBWM due to lower collectively assessed provisions reflecting recoveries from debt sales. In other countries in Europe, lower individually assessed impairment provisions in Greece were partly offset by increases in Turkey, where there was growth in unsecured lending in RBWM and a rise in Spain, where the challenging economic conditions continued to affect the market.

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

LICs in Asia were in line with 2012 as higher charges in Hong Kong due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, were broadly offset by the non-recurrence of a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M.

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

On a constant currency basis, operating expenses in 2013 were US$3.7bn or 9% lower than in 2012, primarily due to the non-recurrence of a charge for US AML, BSA, and OFAC investigations of US$1.9bn, and a reduction in restructuring and other related costs of US$369m. UK customer redress programmes were also lower than in 2012. These included:

•	a charge for additional estimated redress for possible mis-selling in previous years of payment protection insurance (‘PPI’) policies of US$756m (US$1.7bn in 2012);

•	US$261m in respect of interest rate protection products (US$586m in 2012);

•	US$149m in respect of wealth management products; and

•	The provision for the UK customer redress programmes at 31 December 2013 is US$2.1bn.

The business disposals, primarily the disposal of the CRS business and the non-strategic branches in the US in 2012, resulted in a lower cost base in 2013.

Excluding the above, expenses were US$808m higher than in 2012. The UK bank levy charge of US$904m in 2013 increased compared with US$571m in 2012, mainly due to an increase in its rate. In addition,

HSBC HOLDINGS PLC

56f

Report of the Directors: Financial Review (continued)

operating expenses in both years included adjustments relating to the prior year charge for the UK bank levy (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment).

Litigation-related expenses increased primarily due to a provision in respect of regulatory investigations in GPB, Madoff-related litigation costs in GB&M, and a customer remediation provision connected with our former CRS business.

During 2013:

•	we increased our investment in digital and wealth management capabilities in RBWM;

•	in CMB we continued our ongoing expansion into the large corporate market in the US; and

•	increased investment spend on regulatory requirements particularly through the Global Standards programme.

In addition, other costs rose due to higher operational expenses in part driven by general inflationary pressures including wage inflation across the Group and rental costs in Asia. Cost growth in the Middle East and North Africa resulted from a customer redress programme in RBWM relating to fees charged on overseas credit card transactions, the acquisition of the Lloyds business in the UAE in 2012 and the merger with Oman International Bank S.A.O.G. (‘OIB’). Operating expenses also increased in Hong Kong and North America as a result of changes to the recognition of pension costs.

These cost increases were in part offset by further sustainable cost savings of US$1.5bn from our ongoing organisational effectiveness programmes. In addition, we recorded an accounting gain of US$430m from changes in delivering ill-health benefits to certain employees in the UK (see Note 6 on the Financial Statements).

The number of employees expressed in full-time equivalent numbers (‘FTE’s) at the end of 2013 was 3% lower than at the end of 2012 due to sustainable cost savings initiatives and business disposals. Average staff numbers fell by 6% compared with 2012

Share of profit in associates and joint ventures

The share of profit in associates and joint ventures was US$2.3bn, a decrease of 35% compared with 2012 on both a reported and constant currency basis. This was driven by the disposal of Ping An in 2012 and the reclassification in 2013 of Industrial Bank as a financial investment.

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

HSBC HOLDINGS PLC

56g

Report of the Directors: Financial Review (continued)

Consolidated balance sheet

Five-year summary consolidated balance sheet

	2014 US$m	2013 US$m	2012 US$m	2011 US$m	2010 US$m
ASSETS
Cash and balances at central banks	129,957	166,599	141,532	129,902	57,383
Trading assets[26]	304,193	303,192	408,811	330,451	385,052
Financial assets designated at fair value	29,037	38,430	33,582	30,856	37,011
Derivatives	345,008	282,265	357,450	346,379	260,757
Loans and advances to banks[27]	112,149	120,046	117,085	139,078	141,869
Loans and advances to customers[27,28]	974,660	992,089	962,972	899,010	897,847
Reverse repurchase agreements – non-trading[26,27]	161,713	179,690	70,112	83,328	126,921
Financial investments	415,467	425,925	421,101	400,044	400,755
Other assets	161,955	163,082	179,893	196,531	147,094

Total assets at 31 December	2,634,139	2,671,318	2,692,538	2,555,579	2,454,689

LIABILITIES AND EQUITY
Liabilities
Deposits by banks[27]	77,426	86,507	95,480	95,205	87,221
Customer accounts[27]	1,350,642	1,361,297	1,311,396	1,223,140	1,190,763
Repurchase agreements – non-trading[26,27]	107,432	164,220	40,567	48,402	60,325
Trading liabilities[26]	190,572	207,025	304,563	265,192	300,703
Financial liabilities designated at fair value	76,153	89,084	87,720	85,724	88,133
Derivatives	340,669	274,284	358,886	345,380	258,665
Debt securities in issue	95,947	104,080	119,461	131,013	145,401
Liabilities under insurance contracts	73,861	74,181	68,195	61,259	58,609

Other liabilities	121,459	120,181	123,141	134,171	109,954

Total liabilities at 31 December	2,434,161	2,480,859	2,509,409	2,389,486	2,299,774

Equity
Total shareholders’ equity	190,447	181,871	175,242	158,725	147,667
Non-controlling interests	9,531	8,588	7,887	7,368	7,248

Total equity at 31 December	199,978	190,459	183,129	166,093	154,915

Total liabilities and equity at 31 December	2,634,139	2,671,318	2,692,538	2,555,579	2,454,689

Five-year selected financial information
	2014 US$m	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Called up share capital	9,609	9,415	9,238	8,934	8,843
Capital resources[29,30]	190,730	194,009	180,806	170,334	167,555
Undated subordinated loan capital	2,773	2,777	2,778	2,779	2,781
Preferred securities and dated subordinated loan capital[31]	47,208	48,114	48,260	49,438	54,421
Risk-weighted assets[29]	1,219,765	1,092,653	1,123,943	1,209,514	1,103,113

Financial statistics
Loans and advances to customers as a percentage of customer accounts[27]	72.2	72.9	73.4	73.5	75.4
Average total shareholders’ equity to average total assets	7.01	6.55	6.16	5.64	5.53
Net asset value per ordinary share at year-end[32] (US$)	9.28	9.27	9.09	8.48	7.94
Number of US$0.50 ordinary shares in issue (millions)	19,218	18,830	18,476	17,868	17,686
Closing foreign exchange translation rates to US$:
US$1: £	0.642	0.605	0.619	0.646	0.644
US$1: €	0.823	0.726	0.758	0.773	0.748

For footnotes, see page 109.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 337.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in 2014

Total reported assets were US$2.6 trillion, 1% lower than at 31 December 2013. On a constant currency basis, total assets were US$85bn or 3% higher.

Our balance sheet remains strong with a ratio of customer advances to customer accounts of 72%. Although customer loans and customer accounts have fallen on a reported basis, both have increased on a constant currency basis, notably rising in Asia.

The following commentary is on a reported basis unless otherwise stated.

Assets

Cash and balances at central banks decreased by US$37bn, notably in Europe, in part reflecting net reductions in repurchase and reverse repurchase agreements.

Trading assets were broadly unchanged. Excluding adverse foreign exchange movements of US$18bn, trading assets grew, primarily from the holdings of debt securities in Asia to support GB&M’s Rates business. In Europe, trading assets were broadly unchanged as increased holdings of equity securities were broadly offset by reductions in several other asset classes.

Financial assets designated at fair value decreased by US$9bn, notably in Europe, largely from the transfer to ‘Assets held for sale’ of balances relating to the UK Pension business of HSBC Life (UK) Limited.

Derivative assets increased by 22%, notably in Europe relating to interest rate and foreign exchange derivative contracts reflecting market movements, including changes in yield curves and foreign exchange rates.

Loans and advances to customers marginally decreased by US$17bn or 2% including adverse foreign exchange movements of US$45bn. Excluding these movements, customer lending grew by US$28bn, or 3%, largely from growth in Asia of US$32bn and, to a lesser extent, in North America and Latin America. By contrast, balances decreased in Europe by US$15bn, as term lending growth in CMB and GB&M was more than offset by a fall in corporate overdraft balances relating to a small number of customers, as explained further below.

In Asia, term lending to CMB and GB&M customers grew, which included growth in commercial real estate and other property-related lending. Mortgage balances also increased, mainly in Hong Kong. In North America, the growth in balances was driven by increased term lending to corporate and commercial customers in CMB and GB&M, partly offset by a decline in RBWM from the continued reduction in the US run-off portfolio and the transfer to ‘Assets held for sale’ of US first lien mortgage balances. Balances also rose in Latin America, mainly in CMB in Brazil and GB&M in Mexico.

The fall in lending in Europe of US$15bn was driven by a reduction in corporate overdraft balances. In the UK, a small number of clients benefit from the use of net interest arrangements across their overdraft and deposit positions. During the year, as we aligned our approach in our Payments and Cash Management business to be more globally consistent, many of these clients increased the frequency with which they settled these balances, reducing their overdraft and deposit balances which fell by US$28bn. Other customer loans and advances increased by US$13bn, mainly in CMB and GB&M, driven by an increase in term lending to corporate and commercial customers, notably in the second half of the year.

Reverse repurchase agreements decreased by US$18bn, driven by a managed reduction in Europe as we reassessed the overall returns of these activities in light of new regulatory requirements. This decrease was partly offset by increases in Asia and North America.

Liabilities

Repurchase agreements decreased by US$57bn or 35%, driven by a decrease in Europe, notably in the UK and France, reflecting the managed reduction in reverse repurchase agreements in Europe as noted above.

Customer accounts decreased marginally by US$11bn, and included adverse foreign exchange movements of US$58bn. Excluding these movements, balances increased by US$47bn or 4%, with growth in all regions, notably Asia, of US$36bn. The increase in Asia reflected growth in our Payments and Cash Management business in CMB and GB&M, an increase in balances in Securities Services in GB&M and a rise in RBWM, in part reflecting successful deposit campaigns. In Europe, balances increased marginally despite a US$28bn fall in corporate current accounts, mainly in GB&M, in line with the fall in corporate overdraft balances, and a reduction in client deposits in GPB. These factors were more than offset by growth in CMB and, to a lesser extent, in GB&M as deposits from our Payments and Cash Management business increased together with a rise in RBWM balances reflecting customers’ continued preference for holding balances in current and savings accounts.

Trading liabilities fell by US$16bn including adverse foreign exchange movements of US$12bn. Excluding these, balances fell reflecting changes in client demand.

Financial liabilities designated at fair value reduced by US$13bn, mainly in Europe reflecting the transfer to ‘Liabilities held for sale’ of balances relating to the UK Pension business of HSBC Life (UK) Limited.

The increase in derivative liabilities was in line with that of ‘Derivative assets’ as the underlying risk is broadly matched.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Equity

Total shareholders’ equity rose by 5%, driven by profits generated in the year, which were partially offset by dividends paid. In addition, shareholders’ equity increased as we issued new contingent convertible securities of US$5.7bn during 2014. For further details of these securities, see Note 35 on the Financial Statements. These movements were partly offset by a reduction of US$9bn in our foreign exchange reserve reflecting the notable appreciation in the US dollar against sterling and the euro, particularly in the second half of the year.

Reconciliation of consolidated reported and constant currency assets and liabilities

	31 December 2014 compared with 31 December 2013
	31 Dec 13 as reported US$m	Currency translation adjustment[33] US$m	31 Dec 13 at 31 Dec 14 exchange rates US$m	31 Dec 14 as reported US$m	Reported change %	Constant currency change %

Cash and balances at central banks	166,599	(9,384)	157,215	129,957	(22)	(17)
Trading assets	303,192	(18,176)	285,016	304,193	–	7
Financial assets designated at fair value	38,430	(2,467)	35,963	29,037	(24)	(19)
Derivative assets	282,265	(16,582)	265,683	345,008	22	30
Loans and advances to banks[27]	120,046	(4,923)	115,123	112,149	(7)	(3)
Loans and advances to customers[27]	992,089	(45,494)	946,595	974,660	(2)	3
Reverse repurchase agreements – non-trading[26,27]	179,690	(9,961)	169,729	161,713	(10)	(5)
Financial investments	425,925	(15,285)	410,640	415,467	(2)	1
Other assets	163,082	(385)	162,697	161,955	(1)	–

Total assets	2,671,318	(122,657)	2,548,661	2,634,139	(1)	3

Deposits by banks[27]	86,507	(3,317)	83,190	77,426	(10)	(7)
Customer accounts[27]	1,361,297	(57,673)	1,303,624	1,350,642	(1)	4
Repurchase agreements – non-trading[26,27]	164,220	(7,730)	156,490	107,432	(35)	(31)
Trading liabilities	207,025	(12,208)	194,817	190,572	(8)	(2)
Financial liabilities designated at fair value	89,084	(3,930)	85,154	76,153	(15)	(11)
Derivative liabilities	274,284	(16,214)	258,070	340,669	24	32
Debt securities in issue	104,080	(5,089)	98,991	95,947	(8)	(3)
Liabilities under insurance contracts	74,181	(4,447)	69,734	73,861	–	6
Other liabilities	120,181	(4,221)	115,960	121,459	1	5

Total liabilities	2,480,859	(114,829)	2,366,030	2,434,161	(2)	3

Total shareholders’ equity	181,871	(7,720)	174,151	190,447	5	9
Non-controlling interests	8,588	(108)	8,480	9,531	11	12
Total equity	190,459	(7,828)	182,631	199,978	5	9

Total liabilities and equity	2,671,318	(122,657)	2,548,661	2,634,139	(1)	3

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Combined view of lending and deposits26,27

	2014 US$m	2013 US$m	Change %
Customers – amortised cost
Loans and advances to customers	974,660	992,089	(2)
Loans and advances to customers reported in ‘Assets held for sale’[34]	577	1,703	(66)
Reverse repurchase agreements – non-trading	66,310	88,215	(25)

Combined customer lending	1,041,547	1,082,007	(4)

Customer accounts	1,350,642	1,361,297	(1)
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	145	2,187	(93)
Repurchase agreements – non-trading	79,556	121,515	(35)

Combined customer deposits	1,430,343	1,484,999	(4)

Banks – amortised cost
Loans and advances to banks	112,149	120,046	(7)
Reverse repurchase agreements – non-trading	95,403	91,475	4

Combined bank lending	207,552	211,521	(2)

Deposits by banks	77,426	86,507	(10)
Repurchase agreements – non-trading	27,876	42,705	(35)

Combined bank deposits	105,302	129,212	(19)

Customers and banks – fair value
Trading assets – reverse repos	1,297	10,120	(87)
– loans and advances to customers	908	7,180	(87)
– loans and advances to banks	389	2,940	(87)
Trading liabilities – repos	3,798	17,421	(78)
– customer accounts	898	9,611	(91)
– deposits by banks	2,900	7,810	(63)

For footnotes, see page 109.

Financial investments

	2014			2013
	Equity securities US$bn	Debt securities US$bn	Total US$bn	Equity securities US$bn	Debt securities US$bn	Total US$bn

Balance Sheet Management	–	306.8	306.8	–	314.4	314.4
Insurance entities	–	48.5	48.5	–	46.4	46.4
Structured entities	0.1	14.9	15.0	0.1	22.6	22.7
Principal Investments	2.0	–	2.0	2.7	–	2.7
Other	8.6	34.6	43.2	6.3	33.4	39.7

At 31 December	10.7	404.8	415.5	9.1	416.8	425.9

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Average balance sheet

Average balance sheet and net interest income

Average balances and related interest are shown for the domestic operations of our principal commercial banks by geographical region. ‘Other operations’ comprise the operations of our principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations, including investment banking balances and transactions.

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

Assets

		2014			2013			2012
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary

Interest-earning assets measured at amortised cost (itemised below)		1,786,536	50,955	2.85	1,669,368	51,192	3.07	1,625,068	56,702	3.49
Trading assets and financial assets designated at fair value[61,62]		238,958	5,596	2.34	354,817	5,763	1.62	368,406	6,931	1.88
Impairment provisions		(14,015)			(15,954)			(17,421)
Non-interest-earning assets		668,564			683,785			730,901

Total assets and interest income		2,680,043	56,551	2.11	2,692,016	56,955	2.12	2,706,954	63,633	2.35
Average yield on all interest-earning assets				2.79			2.81			3.19

Short-term funds and loans and advances to banks[27]

Europe	HSBC Bank	96,638	997	1.03	89,921	880	0.98	82,206	1,000	1.22
	HSBC Private Banking Holdings (Suisse)	9,704	10	0.10	15,400	10	0.06	2,072	9	0.43
	HSBC France	7,055	66	0.94	10,603	93	0.88	13,204	115	0.87
Asia[63]	Hang Seng Bank	15,374	279	1.81	16,496	251	1.52	16,396	283	1.73
	The Hongkong and Shanghai Banking Corporation	57,141	822	1.44	53,372	809	1.52	54,148	837	1.55
	HSBC Bank Malaysia	5,060	158	3.12	5,487	162	2.95	4,243	123	2.90
MENA	HSBC Bank Middle East	4,678	29	0.62	5,018	27	0.54	5,530	32	0.58
North America	HSBC Bank USA	28,148	105	0.37	24,907	84	0.34	23,707	104	0.44
	HSBC Bank Canada	606	4	0.66	425	3	0.71	389	4	1.03
Latin America	HSBC Mexico	2,675	86	3.21	2,846	109	3.83	3,053	119	3.90
	Brazilian operations	5,416	498	9.19	5,579	388	6.95	9,008	735	8.16
	HSBC Bank Argentina	1,083	12	1.11	1,199	18	1.50	82	18	21.95
Other operations		3,570	2	0.06	5,124	17	0.33	21,793	126	0.58

		237,148	3,068	1.29	236,377	2,851	1.21	235,831	3,505	1.49

HSBC HOLDINGS PLC

60a

Report of the Directors: Financial Review (continued)

		2014			2013			2012
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Loans and advances to customers[27]

Europe	HSBC Bank	302,817	10,423	3.44	292,200	10,631	3.64	281,255	10,565	3.76
	HSBC Private Banking Holdings (Suisse)	13,026	159	1.22	15,235	194	1.27	12,591	199	1.58
	HSBC France	43,736	1,626	3.72	47,404	1,656	3.49	45,030	1,649	3.66
	HSBC Finance	–	–	–	173	10	5.78	886	42	4.74
Asia[63]	Hang Seng Bank	79,586	2,410	3.03	72,537	2,179	3.00	64,907	1,895	2.92
	The Hongkong and Shanghai Banking Corporation	263,732	8,517	3.23	237,915	8,022	3.37	208,961	7,627	3.65
	HSBC Bank Malaysia	13,548	672	4.96	13,928	683	4.90	13,456	707	5.25
MENA	HSBC Bank Middle East	26,618	1,133	4.26	25,537	1,124	4.40	24,012	1,214	5.06
North America	HSBC Bank USA	63,770	1,791	2.81	56,538	1,776	3.14	53,555	1,715	3.20
	HSBC Finance	26,446	2,171	8.21	34,146	3,064	8.97	43,565	3,903	8.96
	HSBC Bank Canada	37,472	1,371	3.66	39,199	1,431	3.65	41,151	1,551	3.77
Latin America	HSBC Mexico	15,770	1,542	9.78	15,335	1,658	10.81	14,411	1,613	11.19
	Brazilian operations	27,275	4,579	16.79	25,688	4,604	17.92	27,621	5,468	19.80
	HSBC Bank Argentina	3,078	798	25.93	3,615	799	22.10	3,644	718	19.70
Other operations		14,437	237	1.64	17,872	698	3.91	56,654	2,004	3.54

		931,311	37,429	4.02	897,322	38,529	4.29	891,699	40,870	4.58
Reverse repurchase agreements – non-trading[27]

Europe	HSBC Bank	66,360	450	0.68	28,131	113	0.40	12,621	71	0.56
	HSBC France	29,703	62	0.21	45,929	48	0.10	43,986	125	0.28
Asia[63]	The Hongkong and Shanghai Banking Corporation	23,562	333	1.41	11,722	272	2.32	7,585	206	2.72
	HSBC Bank Malaysia	991	31	3.13	378	11	2.91	1,132	34	3.00
MENA	HSBC Bank Middle East	18	2	11.11	620	7	1.13	392	9	2.30
North America	HSBC Bank USA	1,196	10	0.84	1,837	13	0.71	6,312	29	0.46
	HSBC Finance	–	–	–	–	–	–	322	1	0.31
	HSBC Bank Canada	7,169	84	1.17	9,196	93	1.01	4,810	50	1.04
Latin America	HSBC Mexico	90	3	3.33	133	5	3.76	–	–	–
	Brazilian operations	7,241	753	10.40	5,541	404	7.29	5,602	420	7.50
	HSBC Bank Argentina	88	10	11.36	138	13	9.42	314	27	8.60
Other operations		61,855	62	0.10	10,699	16	0.15	29	3	10.34

		198,273	1,800	0.91	114,324	995	0.87	83,105	975	1.17
Financial investments

Europe	HSBC Bank	100,609	867	0.86	88,406	1,223	1.38	80,475	1,275	1.58
	HSBC Private Banking Holdings (Suisse)	10,890	114	1.05	13,509	183	1.35	5,722	107	1.87
	HSBC France	12,685	113	0.89	13,733	94	0.68	11,208	130	1.16
Asia[63]	Hang Seng Bank	33,246	655	1.97	31,502	601	1.91	29,319	590	2.01
	The Hongkong and Shanghai Banking Corporation	118,096	2,109	1.79	104,740	1,781	1.70	94,790	1,821	1.92
	HSBC Bank Malaysia	2,749	94	3.42	2,197	72	3.28	1,798	59	3.28
MENA	HSBC Bank Middle East	10,515	104	0.99	11,838	113	0.95	10,266	113	1.10
North America	HSBC Bank USA	47,963	774	1.61	56,302	884	1.57	61,510	1,092	1.78
	HSBC Finance	–	–	–	–	–	–	941	67	7.12
	HSBC Bank Canada	17,970	246	1.37	20,364	279	1.37	21,179	297	1.40
Latin America	HSBC Mexico	9,914	409	4.13	7,782	351	4.51	8,021	379	4.73
	Brazilian operations	8,350	1,003	12.01	7,404	740	9.99	9,527	1,019	10.70
	HSBC Bank Argentina	518	130	25.10	451	71	15.74	701	96	13.69
Other operations		26,311	1,705	6.48	35,081	1,610	4.59	51,872	2,033	3.92

		399,816	8,323	2.08	393,309	8,002	2.03	387,329	9,078	2.34

HSBC HOLDINGS PLC

60b

Report of the Directors: Financial Review (continued)

Assets (continued)

		2014			2013			2012
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets

Europe	HSBC Bank	85,604	25	0.03	73,607	64	0.09	119,175	153	0.13
	HSBC Private Banking Holdings (Suisse)	5,220	32	0.61	7,441	69	0.93	14,461	189	1.31
	HSBC France	6,016	97	1.61	14,294	111	0.78	13,107	121	0.92
Asia[63]	Hang Seng Bank	2,504	14	0.56	2,088	14	0.67	1,003	9	0.90
	The Hongkong and Shanghai Banking Corporation	86,361	583	0.68	62,369	498	0.80	59,191	481	0.81
	HSBC Bank Malaysia	152	–	–	456	2	0.44	553	4	0.72
MENA	HSBC Bank Middle East	2,221	32	1.44	1,888	87	4.61	1,914	72	3.76
North America	HSBC Bank USA	6,936	123	1.77	6,386	103	1.61	12,324	872	7.08
	HSBC Finance	6,081	5	0.08	6,821	19	0.28	7,723	656	8.49
	HSBC Bank Canada	292	5	1.71	1,691	42	2.48	2,340	69	2.95
Latin America	HSBC Mexico	324	–	–	265	6	2.26	614	39	6.35
	Brazilian operations	1,215	136	11.19	2,394	107	4.47	1,338	100	7.47
	HSBC Bank Argentina	61	–	–	93	–	–	106	4	4
Other operations		(182,999)	(717)		(151,757)	(307)		(206,745)	(495)

		19,988	335	1.68	28,036	815	2.91	27,104	2,274	8.39
Total interest-earning assets

Europe	HSBC Bank	652,028	12,762	1.96	572,265	12,911	2.26	575,732	13,064	2.27
	HSBC Private Banking Holdings (Suisse)	38,840	315	0.81	51,585	456	0.88	34,846	504	1.45
	HSBC France	99,195	1,964	1.98	131,963	2,002	1.52	126,535	2,140	1.69
Asia[63]	Hang Seng Bank	130,710	3,358	2.57	122,623	3,045	2.48	111,625	2,777	2.49
	The Hongkong and Shanghai Banking Corporation	548,892	12,364	2.25	470,118	11,382	2.42	424,675	10,972	2.58
	HSBC Bank Malaysia	22,500	955	4.24	22,446	930	4.14	21,182	927	4.38
MENA	HSBC Bank Middle East	44,050	1,300	2.95	44,901	1,358	3.02	42,114	1,440	3.42
North America	HSBC Bank USA	148,013	2,803	1.89	145,970	2,860	1.96	157,408	3,812	2.42
	HSBC Finance	32,527	2,176	6.69	40,967	3,083	7.53	54,342	4,627	8.51
	HSBC Bank Canada	63,509	1,710	2.69	70,875	1,848	2.61	69,869	1,971	2.82
Latin America	HSBC Mexico	28,773	2,040	7.09	26,361	2,129	8.08	26,099	2,150	8.24
	Brazilian operations	49,497	6,969	14.08	46,606	6,243	13.40	53,096	7,742	14.58
	HSBC Bank Argentina	4,828	950	19.68	5,496	901	16.39	4,847	863	17.80
Other operations		(76,826)	1,289		(82,808)	2,044		(77,302)	3,713

		1,786,536	50,955	2.85	1,669,368	51,192	3.07	1,625,068	56,702	3.49

For footnotes, see page 109.

HSBC HOLDINGS PLC

60c

Report of the Directors: Financial Review (continued)

Equity and liabilities

		2014			2013			2012
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary

Interest-bearing liabilities measured at amortised cost (itemised below)		1,546,633	16,250	1.05	1,426,180	15,653	1.10	1,401,254	19,030	1.36
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)		178,518	2,856	1.60	301,353	3,027	1.00	318,883	3,445	1.08
Non-interest bearing current accounts		185,990			184,370			177,085
Total equity and other non-interest bearing liabilities		768,902			780,113			809,732

Total equity and liabilities		2,680,043	19,106	0.71	2,692,016	18,680	0.69	2,706,954	22,475	0.83
Average cost on all interest-bearing liabilities				1.11			1.08			1.31

Deposits by banks[27,64]

Europe	HSBC Bank	20,508	139	0.68	21,230	165	0.78	26,708	402	1.51
	HSBC Private Banking Holdings (Suisse)	354	1	0.28	351	1	0.28	657	2	0.30
	HSBC France	6,191	53	0.86	7,747	69	0.89	14,833	142	0.96
Asia[63]	Hang Seng Bank	960	9	0.94	1,095	15	1.37	1,305	15	1.15
	The Hongkong and Shanghai Banking Corporation	19,589	79	0.40	15,663	90	0.57	17,154	122	0.71
	HSBC Bank Malaysia	1,095	26	2.37	864	20	2.31	961	20	2.08
MENA	HSBC Bank Middle East	982	3	0.31	1,471	3	0.20	1,586	6	0.38
North America	HSBC Bank USA	6,436	12	0.19	8,131	16	0.20	7,552	19	0.25
	HSBC Bank Canada	371	1	0.27	607	2	0.33	648	3	0.46
Latin America	HSBC Mexico	2,078	73	3.51	1,018	46	4.52	1,103	52	4.71
	Brazilian operations	2,309	84	3.64	3,356	94	2.80	3,931	154	3.92
	HSBC Bank Argentina	10	1	10.00	20	2	10.00	44	3	6.82
Other operations		334	–	–	63	32	50.79	1,541	61	3.96

		61,217	481	0.79	61,616	555	0.90	78,023	1,001	1.28

Financial liabilities designated at fair value – own debt issued[65]

Europe	HSBC Holdings	18,745	234	1.25	19,719	366	1.86	23,864	446	1.87
	HSBC Bank	27,762	421	1.52	28,969	443	1.53	28,046	556	1.98
	HSBC France	8,232	66	0.80	9,173	67	0.73	7,147	118	1.65
North America	HSBC Bank USA	2,032	33	1.62	1,933	35	1.81	1,853	38	2.05
	HSBC Finance	7,195	58	0.81	8,878	80	0.90	12,147	184	1.51
Other operations		2,408	25	1.04	3,661	(24)	(0.66)	1,959	(17)	(0.87)

		66,374	837	1.26	72,333	967	1.34	75,016	1,325	1.77

HSBC HOLDINGS PLC

60d

Report of the Directors: Financial Review (continued)

Equity and liabilities (continued)

		2014			2013			2012
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		US$m	US$m	%	US$m	US$m		US$m	US$m	%
Customer accounts[27,66]
Europe	HSBC Bank	372,151	2,268	0.61	329,867	2,229	0.68	303,178	2,421	0.80
	HSBC Private Banking Holdings (Suisse)	8,165	31	0.38	16,414	70	0.43	15,912	84	0.53
	HSBC France	20,988	189	0.90	24,519	237	0.97	23,912	320	1.34
Asia[63]	Hang Seng Bank	98,794	472	0.48	91,778	360	0.39	85,425	365	0.43
	The Hongkong and Shanghai Banking Corporation	377,748	2,743	0.73	344,968	2,548	0.74	320,028	2,628	0.82
	HSBC Bank Malaysia	13,457	291	2.16	13,673	295	2.16	13,567	310	2.28
MENA	HSBC Bank Middle East	16,533	75	0.45	18,387	106	0.58	17,477	163	0.93
North America	HSBC Bank USA	57,015	78	0.14	56,411	104	0.18	63,581	223	0.35
	HSBC Bank Canada	40,682	319	0.78	41,905	330	0.79	41,842	328	0.78
Latin America	HSBC Mexico	15,050	300	1.99	15,316	383	2.50	16,718	489	2.92
	Brazilian operations	18,542	1,828	9.86	20,602	1,467	7.12	29,569	2,351	7.95
	HSBC Bank Argentina	2,758	373	13.52	3,318	343	10.34	3,594	268	7.46
Other operations		46,610	164	0.35	58,342	322	0.55	77,253	700	0.91

		1,088,493	9,131	0.84	1,035,500	8,794	0.85	1,012,056	10,650	1.05

Repurchase agreements – non-trading[27]
Europe	HSBC Bank	72,481	213	0.29	29,019	111	0.38	7,660	57	0.74
	HSBC Private Banking Holdings (Suisse)	74	–	–	67	–	0.14	14	–	0.00
	HSBC France	29,539	59	0.20	37,554	34	0.09	35,255	112	0.32
Asia[63]	Hang Seng Bank	11	–	–	6	–	4.24	–	–	–
	The Hongkong and Shanghai Banking Corporation	1,760	56	3.18	779	32	4.11	1,207	52	4.31
	HSBC Bank Malaysia	35	1	2.86	65	1	1.54	57	1	1.75
MENA	HSBC Bank Middle East	2	–	–	17	1	5.88	2	–	0.00
North America	HSBC Bank USA	11,485	20	0.17	9,269	12	0.13	4,588	1	0.02
	HSBC Bank Canada	2,167	25	1.15	2,996	30	1.00	4,239	22	0.52
Latin America	HSBC Mexico	4,748	152	3.20	1,842	90	4.89	1,017	39	3.83
	Brazilian operations	910	96	10.55	1,104	87	7.88	1,175	100	8.51
	HSBC Bank Argentina	3	–	–	–	–	–	–	–	–
Other operations		67,490	30	0.04	11,692	7	0.06	322	3	0.93

		190,705	652	0.34	94,410	405	0.43	55,536	387	0.70

Debt securities in issue
Europe	HSBC Holdings	16,781	945	5.63	13,405	807	6.02	12,719	797	6.27
	HSBC Bank	56,949	589	1.03	64,528	768	1.19	69,294	989	1.43
	HSBC France	10,846	52	0.48	13,365	54	0.40	14,801	118	0.80
Asia[63]	Hang Seng Bank	1,155	8	0.69	1,393	12	0.86	1,606	15	0.93
	The Hongkong and Shanghai Banking Corporation	6,365	176	2.77	7,586	186	2.45	7,732	241	3.12
	HSBC Bank Malaysia	461	19	4.12	967	26	2.69	1,016	25	2.46
MENA	HSBC Bank Middle East	2,262	45	1.99	3,057	64	2.09	3,769	83	2.20
North America	HSBC Bank USA	15,935	414	2.60	14,012	415	2.96	12,738	390	3.06
	HSBC Finance	13,045	483	3.70	19,888	739	3.72	29,198	1,059	3.63
	HSBC Bank Canada	10,232	257	2.51	13,158	342	2.60	12,675	390	3.08
Latin America	HSBC Mexico	1,061	57	5.37	813	41	5.04	897	51	5.69
	Brazilian operations	12,707	1,565	12.32	10,963	863	7.87	9,114	732	8.03
	HSBC Bank Argentina	1	–	–	52	10	19.23	121	20	16.53
Other operations		(18,076)	(56)	–	(12,211)	(145)	–	(14,332)	(155)	–

		129,724	4,554	3.51	150,976	4,182	2.77	161,348	4,755	2.95

HSBC HOLDINGS PLC

60e

Report of the Directors: Financial Review (continued)

		2014			2013			2012
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-bearing liabilities
Europe	HSBC Bank	103,819	646	0.62	96,464	659	0.68	126,279	671	0.53
	HSBC Private Banking Holdings (Suisse)	7,903	23	0.29	7,869	13	0.17	4,195	4	0.10
	HSBC France	12,838	34	0.26	26,159	77	0.29	20,853	28	0.13
	HSBC Finance	–	–	–	23	–	–	303	2	0.66
Asia[63]	Hang Seng Bank	1,918	45	2.35	2,021	48	2.38	1,715	39	2.27
	The Hongkong and Shanghai Banking Corporation	91,468	635	0.69	60,056	490	0.82	52,040	477	0.92
	HSBC Bank Malaysia	1,342	14	1.04	1,339	8	0.60	1,069	16	1.50
MENA	HSBC Bank Middle East	2,617	57	2.18	2,557	58	2.27	1,681	76	4.52
North America	HSBC Bank USA	17,632	11	0.06	17,793	176	0.99	26,255	408	1.55
	HSBC Finance	5,817	258	4.44	5,265	220	4.18	3,196	162	5.07
	HSBC Bank Canada	599	4	0.67	3,007	25	0.83	772	4	0.52
Latin America	HSBC Mexico	1,031	13	1.26	1,658	19	1.15	1,305	19	1.46
	Brazilian operations	3,927	357	9.09	3,497	189	5.40	4,705	362	7.69
	HSBC Bank Argentina	40	7	17.50	29	3	10.34	26	3	11.54
Other operations		(240,831)	(1,509)		(216,392)	(1,235)		(225,119)	(1,359)

		10,120	595	5.88	11,345	750	6.61	19,275	912	4.73

Total interest-bearing liabilities
Europe	HSBC Holdings	35,526	1,179	3.32	33,125	1,173	3.54	36,583	1,243	3.40
	HSBC Bank	653,670	4,276	0.65	570,077	4,375	0.77	561,165	5,096	0.91
	HSBC Private Banking Holdings (Suisse)	16,496	55	0.33	24,701	84	0.34	20,778	90	0.43
	HSBC France	88,634	453	0.51	118,517	538	0.45	116,801	838	0.72
	HSBC Finance	–	–	–	23	–	–	303	2	0.66
Asia[63]	Hang Seng Bank	102,927	535	0.52	96,293	435	0.45	90,051	434	0.48
	The Hongkong and Shanghai Banking Corporation	496,930	3,689	0.74	428,959	3,346	0.78	398,161	3,520	0.88
	HSBC Bank Malaysia	16,390	351	2.14	16,908	350	2.07	16,670	372	2.23
MENA	HSBC Bank Middle East	22,994	190	0.83	25,489	232	0.91	24,515	328	1.34
North America	HSBC Bank USA	110,535	568	0.51	107,549	758	0.70	116,567	1,079	0.93
	HSBC Finance	26,057	799	3.07	34,031	1,039	3.05	44,541	1,405	3.15
	HSBC Bank Canada	54,051	606	1.12	61,673	729	1.18	60,176	747	1.24
Latin America	HSBC Mexico	23,968	595	2.48	20,647	579	2.80	21,040	650	3.09
	Brazilian operations	38,395	3,930	10.24	39,522	2,700	6.83	48,494	3,699	7.63
	HSBC Bank Argentina	2,812	381	13.55	3,419	358	10.47	3,785	294	7.77
Other operations		(142,752)	(1,357)		(154,753)	(1,043)		(158,376)	(767)

		1,546,633	16,250	1.05	1,426,180	15,653	1.10	1,401,254	19,030	1.36

For footnotes, see page 109.

HSBC HOLDINGS PLC

60f

Report of the Directors: Financial Review (continued)

Net interest margin67

		2014	2013	2012
		%	%	%
Total		1.94	2.13	2.32
Europe	HSBC Bank	1.30	1.49	1.38
	HSBC Private Banking Holdings (Suisse)	0.67	0.72	1.19
	HSBC France	1.52	1.11	1.03
	HSBC Finance	–	5.78	4.50
Asia[63]	Hang Seng Bank	2.16	2.13	2.10
	The Hongkong and Shanghai Banking Corporation	1.58	1.70	1.75
	HSBC Bank Malaysia	2.68	2.58	2.62
MENA	HSBC Bank Middle East	2.52	2.51	2.64
North America	HSBC Bank USA	1.51	1.44	1.74
	HSBC Finance	4.23	4.99	5.93
	HSBC Bank Canada	1.74	1.58	1.75
Latin America	HSBC Mexico	5.02	5.88	5.75
	Brazilian operations	6.14	7.60	7.61
	HSBC Bank Argentina	11.79	9.88	11.74

Distribution of average total assets
		2014	2013	2012
		%	%	%

Europe	HSBC Bank	39.2	40.1	44.8
	HSBC Private Banking Holdings (Suisse)	1.5	2.0	1.7
	HSBC France	9.0	11.4	11.5
Asia[63]	Hang Seng Bank	5.7	5.3	4.8
	The Hongkong and Shanghai Banking Corporation	26.3	25.0	23.3
	HSBC Bank Malaysia	0.9	1.0	1.0
MENA	HSBC Bank Middle East	1.9	2.0	1.8
North America	HSBC Bank USA	8.5	8.7	10.2
	HSBC Finance	1.3	1.7	2.1
	HSBC Bank Canada	3.0	3.2	3.2
Latin America	HSBC Mexico	1.5	1.5	1.5
	Brazilian operations	2.4	2.3	2.7
	HSBC Bank Argentina	–	–	0.2
Other operations (including consolidation adjustments)		(1.2)	(4.2)	(8.8)

		100.0	100.0	100.0

For footnotes, see page 109.

HSBC HOLDINGS PLC

60g

Report of the Directors: Financial Review (continued)

Analysis of changes in net interest income and net interest expense

The following tables allocate changes in net interest income and net interest expense between volume and rate for 2014 compared with 2013, and for 2013 compared with 2012. We isolate volume variances and allocate any change arising from both volume and rate to rate.

Interest income

			Increase/(decrease) in 2014 compared with 2013			Increase/(decrease) in 2013 compared with 2012
		2014	Volume	Rate	2013	Volume	Rate	2012
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks[27]

Europe	HSBC Bank	997	66	51	880	94	(214)	1,000
	HSBC Private Banking Holdings (Suisse)	10	(4)	4	10	57	(56)	9
	HSBC France	66	(31)	4	93	(23)	1	115
Asia[63]	Hang Seng Bank	279	(17)	45	251	2	(34)	283
	The Hongkong and Shanghai Banking Corporation	822	57	(44)	809	(12)	(16)	837
	HSBC Bank Malaysia	158	(13)	9	162	36	3	123
MENA	HSBC Bank Middle East	29	(2)	4	27	(3)	(2)	32
North America	HSBC Bank USA	105	11	10	84	5	(25)	104
	HSBC Bank Canada	4	1	–	3	–	(1)	4
Latin America	HSBC Mexico	86	(7)	(16)	109	(8)	(2)	119
	Brazilian operations	498	(11)	121	388	(280)	(67)	735
	HSBC Bank Argentina	12	(2)	(4)	18	245	(245)	18
Other operations		2	(5)	(10)	17	(97)	(12)	126

		3,068	9	208	2,851	8	(662)	3,505

Loans and advances to customers[27]

Europe	HSBC Bank	10,423	386	(594)	10,631	412	(346)	10,565
	HSBC Private Banking Holdings (Suisse)	159	(28)	(7)	194	42	(47)	199
	HSBC France	1,626	(128)	98	1,656	87	(80)	1,649
	HSBC Finance	–	(10)	–	10	(34)	2	42
Asia[63]	Hang Seng Bank	2,410	211	20	2,179	223	61	1,895
	The Hongkong and Shanghai Banking Corporation	8,517	870	(375)	8,022	1,057	(662)	7,627
	HSBC Bank Malaysia	672	(19)	8	683	25	(49)	707
MENA	HSBC Bank Middle East	1,133	48	(39)	1,124	77	(167)	1,214
North America	HSBC Bank USA	1,791	227	(212)	1,776	95	(34)	1,715
	HSBC Finance	2,171	(691)	(202)	3,064	(844)	5	3,903
	HSBC Bank Canada	1,371	(63)	3	1,431	(74)	(46)	1,551
Latin America	HSBC Mexico	1,542	47	(163)	1,658	103	(58)	1,613
	Brazilian operations	4,579	284	(309)	4,604	(383)	(481)	5,468
	HSBC Bank Argentina	798	(119)	118	799	(6)	87	718
Other operations		237	(134)	(327)	698	(1,373)	67	2,004

		37,429	1,458	(2,558)	38,529	258	(2,599)	40,870

HSBC HOLDINGS PLC

60h

Report of the Directors: Financial Review (continued)

Interest income (continued)

			Increase/(decrease) in 2014 compared with 2013			Increase/(decrease) in 2013 compared with 2012
		2014	Volume	Rate	2013	Volume	Rate	2012
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Reverse repurchase agreements – non-trading[27]

Europe	HSBC Bank	450	153	184	113	87	(45)	71
	HSBC France	62	(16)	30	48	5	(82)	125
Asia[63]	The Hongkong and Shanghai Banking Corporation	333	275	(214)	272	113	(47)	206
	HSBC Bank Malaysia	31	18	2	11	(23)	–	34
MENA	HSBC Bank Middle East	2	(7)	2	7	5	(7)	9
North America	HSBC Bank USA	10	(5)	2	13	(21)	5	29
	HSBC Finance	–	–	–	–	(1)	–	1
	HSBC Bank Canada	84	(20)	11	93	46	(3)	50
Latin America	HSBC Mexico	3	(2)	–	5	–	5	–
	Brazilian operations	753	124	225	404	(5)	(11)	420
	HSBC Bank Argentina	10	(5)	2	13	(15)	1	27
Other operations		62	77	(31)	16	1,103	(1,090)	3

		1,800	730	75	995	365	(345)	975

Financial investments

Europe	HSBC Bank	867	168	(524)	1,223	125	(177)	1,275
	HSBC Private Banking Holdings (Suisse)	114	(35)	(34)	183	146	(70)	107
	HSBC France	113	(7)	26	94	29	(65)	130
Asia[63]	Hang Seng Bank	655	33	21	601	44	(33)	590
	The Hongkong and Shanghai Banking Corporation	2,109	227	101	1,781	126	(166)	1,821
	HSBC Bank Malaysia	94	18	4	72	13	–	59
MENA	HSBC Bank Middle East	104	(13)	4	113	17	(17)	113
North America	HSBC Bank USA	774	(131)	21	884	(93)	(115)	1,092
	HSBC Finance	–	–	–	–	(67)	–	67
	HSBC Bank Canada	246	(33)	–	279	(11)	(7)	297
Latin America	HSBC Mexico	409	96	(38)	351	(11)	(17)	379
	Brazilian operations	1,003	94	169	740	(227)	(52)	1,019
	HSBC Bank Argentina	130	11	48	71	(34)	9	96
Other operations		1,705	(403)	498	1,610	(658)	235	2,033

		8,323	132	189	8,002	140	(1,216)	9,078

For footnote, see page 109.

HSBC HOLDINGS PLC

60i

Report of the Directors: Financial Review (continued)

Interest expense

			Increase/(decrease) in 2014 compared with 2013			Increase/(decrease) in 2013 compared with 2012
		2014	Volume	Rate	2013	Volume	Rate	2012
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Deposits by banks[27]

Europe	HSBC Bank	139	(6)	(20)	165	(83)	(154)	402
	HSBC Private Banking Holdings (Suisse)	1	–	–	1	(1)	–	2
	HSBC France	53	(14)	(2)	69	(68)	(5)	142
Asia[63]	Hang Seng Bank	9	(2)	(4)	15	(2)	2	15
	The Hongkong and Shanghai Banking Corporation	79	22	(33)	90	(11)	(21)	122
	HSBC Bank Malaysia	26	5	1	20	(2)	2	20
MENA	HSBC Bank Middle East	3	(1)	1	3	–	(3)	6
North America	HSBC Bank USA	12	(3)	(1)	16	1	(4)	19
	HSBC Bank Canada	1	(1)	–	2	–	(1)	3
Latin America	HSBC Mexico	73	48	(21)	46	(4)	(2)	52
	Brazilian operations	84	(29)	19	94	(23)	(37)	154
	HSBC Bank Argentina	1	(1)	–	2	(2)	1	3
Other operations		–	138	(170)	32	(59)	30	61

		481	(4)	(70)	555	(210)	(236)	1,001

Customer accounts[27]

Europe	HSBC Bank	2,268	288	(249)	2,229	214	(406)	2,421
	HSBC Private Banking Holdings (Suisse)	31	(35)	(4)	70	3	(17)	84
	HSBC France	189	(34)	(14)	237	8	(91)	320
Asia[63]	Hang Seng Bank	472	27	85	360	27	(32)	365
	The Hongkong and Shanghai Banking Corporation	2,743	243	(48)	2,548	205	(285)	2,628
	HSBC Bank Malaysia	291	(5)	1	295	2	(17)	310
MENA	HSBC Bank Middle East	75	(11)	(20)	106	8	(65)	163
North America	HSBC Bank USA	78	1	(27)	104	(25)	(94)	223
	HSBC Bank Canada	319	(10)	(1)	330	–	2	328
Latin America	HSBC Mexico	300	(7)	(76)	383	(41)	(65)	489
	Brazilian operations	1,828	(147)	508	1,467	(713)	(171)	2,351
	HSBC Bank Argentina	373	(58)	88	343	(21)	96	268
Other operations		164	(65)	(93)	322	(172)	(206)	700

		9,131	450	(113)	8,794	246	(2,102)	10,650

HSBC HOLDINGS PLC

60j

Report of the Directors: Financial Review (continued)

			Increase/(decrease) in 2014 compared with 2013			Increase/(decrease) in 2013 compared with 2012
		2014	Volume	Rate	2013	Volume	Rate	2012
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Repurchase agreements – non-trading[27]

Europe	HSBC Bank	213	165	(63)	111	158	(104)	57
	HSBC France	59	(7)	32	34	7	(85)	112
Asia[63]	The Hongkong and Shanghai Banking Corporation	56	40	(16)	32	(18)	(2)	52
	HSBC Bank Malaysia	1	(1)	1	1	–	–	1
MENA	HSBC Bank Middle East	–	(1)	–	1	–	1	–
North America	HSBC Bank USA	20	3	5	12	1	10	1
	HSBC Bank Canada	25	(8)	3	30	(6)	14	22
Latin America	HSBC Mexico	152	141	(79)	90	32	19	39
	Brazilian operations	96	(15)	24	87	(6)	(7)	100
	HSBC Bank Argentina	–	–	–	–	–	–	–
Other operations		30	33	(10)	7	106	(102)	3

		652	414	(167)	405	272	(254)	387

Financial liabilities designated at fair value – own debt issued

Debt securities in issue

Europe	HSBC Holdings	945	203	(65)	807	43	(33)	797
	HSBC Bank	589	(90)	(89)	768	(68)	(153)	989
	HSBC France	52	(10)	8	54	(11)	(53)	118
Asia[63]	Hang Seng Bank	8	(2)	(2)	12	(2)	(1)	15
	The Hongkong and Shanghai Banking Corporation	176	(28)	18	186	(7)	(48)	241
	HSBC Bank Malaysia	19	(14)	7	26	(1)	2	25
MENA	HSBC Bank Middle East	45	(17)	(2)	64	(16)	(3)	83
North America	HSBC Bank USA	414	57	(58)	415	39	(14)	390
	HSBC Finance	483	(255)	(1)	739	(338)	18	1,059
	HSBC Bank Canada	257	(76)	(9)	342	15	(63)	390
Latin America	HSBC Mexico	57	12	4	41	(5)	(5)	51
	Brazilian operations	1,565	137	565	863	148	(17)	732
	HSBC Bank Argentina	–	(10)	–	10	(11)	1	20
Other operations		(56)	–	89	(145)	–	10	(155)

		4,554	(589)	961	4,182	(306)	(267)	4,755

For footnote, see page 109.

HSBC HOLDINGS PLC

60k

Report of the Directors: Financial Review (continued)

Short-term borrowings

Short-term borrowings in the form of repurchase agreements are shown separately on the face of the balance sheet. Other forms of short-term borrowings are included within customer accounts, deposits by banks, debt securities in issue and trading liabilities. Short-term borrowings are defined by the US Securities and Exchange Commission as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings.

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

Repos and short-term bonds

	2014	2013	2012
	US$m	US$m	US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	111,230	181,641	170,790
Average amount outstanding during the year	195,482	218,580	206,352
Maximum quarter-end balance outstanding during the year	227,637	210,452	176,162
Weighted average interest rate during the year	0.3%	0.3%	0.4%
Weighted average interest rate at the year-end	0.6%	0.5%	0.5%
Short-term bonds
Outstanding at 31 December	38,868	40,667	44,240
Average amount outstanding during the year	39,547	46,455	40,349
Maximum quarter-end balance outstanding during the year	41,117	54,933	44,240
Weighted average interest rate during the year	1.7%	1.4%	1.4%
Weighted average interest rate at the year-end	1.6%	0.7%	1.3%

Contractual obligations

The table below provides details of our material contractual obligations as at 31 December 2014.

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	US$m	US$m	US$m	US$m	US$m

Long-term debt obligations	198,051	56,704	46,735	27,135	67,477
Term deposits and certificates of deposit	128,790	121,865	3,825	2,528	572
Capital (finance) lease obligations	87	32	29	5	21
Operating lease obligations	5,372	1,022	1,555	1,000	1,795
Purchase obligations	656	540	40	53	23
Short positions in debt securities and equity shares	64,917	44,466	6,913	2,729	10,809
Current tax liability	1,213	1,213	–	–	–
Pension/healthcare obligation	17,466	1,536	3,198	3,398	9,334
	416,552	227,378	62,295	36,848	90,031

HSBC HOLDINGS PLC

60l

Report of the Directors: Financial Review (continued)

Loan maturity and interest sensitivity analysis

At 31 December 2014, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

	Europe	Asia	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	16,736	58,142	10,013	6,957	9,025	100,873
Commercial loans to customers
Manufacturing and international trade and services	76,974	88,223	9,441	11,333	14,894	200,865
Real estate and other property related	10,708	23,722	1,395	3,634	1,511	40,970
Non-bank financial institutions	14,887	10,458	1,876	4,978	958	33,157
Governments	1,104	250	1,072	10	398	2,834
Other commercial	31,419	19,586	2,047	2,780	3,468	59,300

	135,092	142,239	15,831	22,735	21,229	337,126
Maturity after 1 year but within 5 years
Loans and advances to banks	4,667	3,497	483	370	335	9,352
Commercial loans to customers
Manufacturing and international trade and services	29,570	21,185	1,969	15,257	4,984	72,965
Real estate and other property related	17,122	36,462	664	8,082	618	62,948
Non-bank financial institutions	7,115	3,436	1,336	3,868	403	16,158
Governments	235	359	481	33	172	1,280
Other commercial	18,377	14,714	1,563	7,829	2,477	44,960

	72,419	76,156	6,013	35,069	8,654	198,311
Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	14,799	2,182	1,277	3,988	3,150	25,396
Variable interest rate	62,289	77,471	5,219	31,451	5,839	182,269

	77,088	79,653	6,496	35,439	8,989	207,665
Maturity after 5 years
Loans and advances to banks	523	1,321	–	80	–	1,924
Commercial loans to customers
Manufacturing and international trade and services	9,742	1,175	677	2,193	361	14,148
Real estate and other property related	7,482	9,873	185	3,774	442	21,756
Non-bank financial institutions	941	103	78	187	31	1,340
Governments	923	585	–	121	400	2,029
Other commercial	9,064	4,666	1,092	2,946	998	18,766

	28,152	16,402	2,032	9,221	2,232	58,039
Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	7,698	1,220	695	724	351	10,688
Variable interest rate	20,977	16,503	1,337	8,577	1,881	49,275

	28,675	17,723	2,032	9,301	2,232	59,963

HSBC HOLDINGS PLC

60m

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

Deposits by banks27

	2014		2013		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%

Europe	36,427		42,687		52,274
Demand and other – non-interest bearing	8,819	–	13,198	–	9,377	–
Demand – interest bearing	5,778	0.4	5,154	0.5	8,988	0.4
Time	14,191	1.0	17,465	1.1	24,698	1.5
Other	7,639	0.4	6,870	0.7	9,211	2.0

Asia[63]	26,524		26,928		26,676
Demand and other – non-interest bearing	5,189	–	9,606	–	7,222	–
Demand – interest bearing	13,828	0.5	12,181	0.6	11,832	0.6
Time	3,581	0.7	4,282	0.8	5,891	1.2
Other	3,926	0.3	859	1.6	1,731	0.9

Middle East and North Africa	1,546		2,529		1,890
Demand and other – non-interest bearing	563	–	1,058	–	301	–
Demand – interest bearing	3	–	12	–	8	6.5
Time	938	0.2	1,422	0.2	1,543	0.4
Other	42	–	37	–	38	1.4

North America	10,497		12,237		12,696
Demand and other – non-interest bearing	3,686	–	3,488	–	4,470	–
Demand – interest bearing	2,557	0.1	2,787	0.1	2,996	0.1
Time	3,308	0.3	5,110	0.3	4,756	0.4
Other	946	0.1	852	–	474	0.2

Latin America	4,642		4,703		6,070
Demand and other – non-interest bearing	162	–	118	–	212	–
Demand – interest bearing	837	3.8	333	4.5	333	3.9
Time	2,244	3.0	2,783	3.1	3,665	3.7
Other	1,399	4.4	1,469	4.4	1,860	5.1

Total	79,636		89,084		99,606
Demand and other – non-interest bearing	18,419	–	27,467	–	21,582	–
Demand – interest bearing	23,003	0.6	20,468	0.5	24,157	0.5
Time	24,262	1.0	31,062	1.1	40,553	1.4
Other	13,952	0.7	10,087	1.2	13,314	2.2

For footnotes, see page 109.

HSBC HOLDINGS PLC

60n

Report of the Directors: Financial Review (continued)

Customer accounts27

	2014		2013		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%

Europe	490,511		462,669		436,756
Demand and other – non-interest bearing	73,088	–	75,480	–	71,342	–
Demand – interest bearing	314,374	0.4	272,973	0.4	242,769	0.4
Savings	57,464	1.4	63,585	1.4	62,626	1.8
Time	43,760	1.0	50,010	1.1	59,034	1.3
Other	1,825	2.6	621	8.2	985	4.0

Asia[63]	566,595		533,002		505,395
Demand and other – non-interest bearing	62,988	–	59,023	–	55,628	–
Demand – interest bearing	374,026	0.2	347,526	0.2	314,762	0.3
Savings	108,074	2.3	104,099	2.2	107,176	2.1
Time	21,381	0.9	20,978	0.7	26,633	1.0
Other	126	2.4	1,376	0.4	1,196	0.8

Middle East and North Africa	39,076		40,451		37,604
Demand and other – non-interest bearing	18,410	–	16,801	–	14,564	–
Demand – interest bearing	11,587	0.4	13,248	0.4	10,967	0.6
Savings	7,974	2.1	9,981	2.6	11,555	3.0
Time	1,074	1.2	357	1.4	452	2.2
Other	31	–	64	–	66	1.5

North America	135,692		137,181		145,230
Demand and other – non-interest bearing	27,361	–	27,992	–	28,403	–
Demand – interest bearing	38,843	0.3	37,837	0.3	38,419	0.3
Savings	60,075	0.5	63,565	0.6	68,039	0.7
Time	9,290	0.2	7,673	0.3	9,587	0.4
Other	123	0.8	114	1.8	782	0.4

Latin America	50,918		54,585		71,212
Demand and other – non-interest bearing	12,452	–	13,092	–	14,203	–
Demand – interest bearing	7,412	1.2	7,237	1.8	8,258	2.2
Savings	22,062	10.0	24,652	7.4	35,294	7.5
Time	8,850	2.8	9,459	4.4	13,095	4.0
Other	142	5.6	145	9.7	362	4.1

Total	1,282,792		1,227,888		1,196,197
Demand and other – non-interest bearing	194,299	–	192,388	–	184,140	–
Demand – interest bearing	746,242	0.3	678,821	0.3	615,175	0.4
Savings	255,649	2.3	265,882	2.1	284,690	2.4
Time	84,355	1.1	88,477	1.3	108,801	1.5
Other	2,247	2.6	2,320	3.1	3,391	2.0

For footnotes, see page 109.

HSBC HOLDINGS PLC

60o

Report of the Directors: Financial Review (continued)

Customer accounts by country

	2014 US$m	2013 US$m

Europe	545,959	581,933
UK	439,313	462,796
France[35]	40,750	45,149
Germany	15,757	16,615
Switzerland	11,058	16,796
Turkey	7,856	7,795
Other	31,225	32,782

Asia[8]	577,491	548,483
Hong Kong	389,094	365,905
Australia	19,312	19,812
India	11,678	11,549
Indonesia	5,788	5,865
Mainland China	46,588	40,579
Malaysia	16,292	17,093
Singapore	43,731	43,988
Taiwan	14,901	12,758
Other	30,107	30,934

Middle East and North Africa (excluding Saudi Arabia)	39,720	38,683
Egypt	7,663	7,401
UAE	19,771	18,433
Other	12,286	12,849

North America	138,884	140,809
US	84,894	80,037
Canada	43,871	47,872
Other	10,119	12,900

Latin America	48,588	51,389
Argentina	4,384	4,468
Brazil	23,204	23,999
Mexico	18,360	21,529
Other	2,640	1,393

At 31 December	1,350,642	1,361,297
For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Certificates of deposit and other money market instruments

	2014		2013		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%

Europe	20,970	0.4	28,680	0.5	32,602	0.4
Asia	2,441	1.6	3,199	2.0	5,321	2.4
North America	5,406	0.3	5,583	0.6	9,339	0.6
Latin America	12,035	12.1	9,335	8.3	7,344	8.5

	40,852	3.9	46,797	2.3	54,606	1.8

Certificates of deposit and other time deposits

The maturity analysis of certificates of deposit (‘CD’s) and other wholesale time deposits is expressed by remaining maturity. The majority of CDs and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

	At 31 December 2014
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	US$m	US$m	US$m	US$m	US$m

Europe	48,787	11,442	5,078	4,515	69,822
Certificates of deposit	8,315	6,115	1,005	–	15,435
Time deposits:
– banks	10,446	1,160	321	2,166	14,093
– customers	30,026	4,167	3,752	2,349	40,294

Asia	23,299	1,177	1,039	1,023	26,538
Certificates of deposit	641	221	44	717	1,623
Time deposits:
– banks	2,080	34	4	21	2,139
– customers	20,578	922	991	285	22,776

Middle East and North Africa	913	150	721	215	1,999
Time deposits:
– banks	541	134	13	–	688
– customers	372	16	708	215	1,311

North America	13,336	3,028	713	526	17,603
Time deposits:
– banks	3,369	2	–	87	3,458
– customers	9,967	3,026	713	439	14,145

Latin America	10,189	1,131	864	646	12,830
Certificates of deposit	983	697	31	496	2,207
Time deposits:
– banks	1,900	135	725	123	2,883
– customers	7,306	299	108	27	7,740

Total	96,524	16,928	8,415	6,925	128,792
Certificates of deposit	9,939	7,033	1,080	1,213	19,265
Time deposits:
– banks	18,336	1,465	1,063	2,397	23,261
– customers	68,249	8,430	6,272	3,315	86,266

HSBC HOLDINGS PLC

61a

Report of the Directors: Financial Review (continued)

Ratio of earnings to fixed charges69

	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges
– excluding interest on deposits	3.39	3.84	3.03	2.82	2.71
– including interest on deposits	1.86	2.09	1.76	1.68	1.73

Ratio of earnings to combined fixed charges and preference share dividends
– excluding interest on deposits	3.07	3.50	2.79	2.64	2.56
– including interest on deposits	1.79	2.01	1.71	1.64	1.69

For footnote, see page 109.

HSBC HOLDINGS PLC

61b

Report of the Directors: Financial Review (continued)

Reconciliation of RoRWA measures

Performance Management

During 2014, we targeted a return on average ordinary shareholders’ equity of 12%–15%. For internal management purposes we monitored global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives. We targeted a return on average risk-weighted assets of 2.2%-2.6% in 2014.

In addition to the return on average risk-weighted assets (‘RoRWA’) we measure our performance internally using the non-GAAP measure of adjusted RoRWA, which is adjusted profit before tax as a percentage of average risk-weighted assets adjusted for the effects of foreign currency translation differences and the effects of significant items. Excluded from adjusted RoRWA are certain items which distort year-on-year performance as explained on page 40.

We also present the non-GAAP measure of adjusted RoRWA which is further adjusted for the effect of operations that are not regarded as contributing to the long-term performance of the Group. These include the run-off portfolios and the CRS business which was sold in 2012.

The CRS average RWAs in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and have not already been adjusted as part of the adjusted RoRWA calculation. At the end of 2014, the residual CRS operational risk RWAs relating to the CRS portfolio were fully amortised.

Reconciliation of adjusted RoRWA (excluding run-off portfolios and Card and Retail Services)

	2014					2013
	Pre-tax return	Average RWAs	[36]	RoRWA	[36]	Pre-tax return	Average RWAs	[36]	RoRWA	[36]
	US$m	US$bn		%		US$m	US$bn		%

Reported	18,680	1,209		1.5		22,565	1,104		2.0
Adjusted[37]	22,829	1,207		1.9		22,981	1,071		2.1
Run-off portfolios	870	115		0.8		443	121		0.4
Legacy credit in GB&M	172	48		0.4		186	33		0.6
US CML and other[38]	698	67		1.0		257	88		0.3

Card and Retail Services	–	–		–		–	4		–

Adjusted (excluding run-off portfolios and CRS)	21,959	1,092		2.0		22,538	946		2.4

Reconciliation of reported and adjusted average risk-weighted assets

	Year ended 31 December
	2014	2013	Change
	US$bn	US$bn	%

Average reported RWAs[36]	1,209	1,104	9.5
Currency translation adjustment[33]	–	(8)
Acquisitions, disposals and dilutions	(2)	(21)
Other significant items	–	(4)

Average adjusted RWAs[36]	1,207	1,071	12.6

For footnotes, see page 109.

Critical accounting

estimates and judgements

The results of HSBC reflect the choice of accounting policies, assumptions and estimates that underlie the preparation of HSBC’s consolidated financial statements. The significant accounting policies, including the policies which include critical accounting estimates and judgements, are described in Note 1 and in the individual Notes on the Financial Statements. The accounting policies listed below are highlighted as they involve a high degree of judgement and estimation uncertainty and have a material impact on the financial statements:

•	Impairment of loans and advances: Note 1(k) on page 349;
•	Deferred tax assets: Note 8 on page 365;

•	Valuation of financial instruments: Note 13 on page 378;

•	Impairment of interests in associates: Note 20 on page 403;

•	Goodwill impairment: Note 21 on page 407; and

•	Provisions: Note 29 on page 420.

In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of the items above, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based, resulting in the recognition and measurement of materially different amounts from those estimated by management in the 2014 Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global businesses

Summary	63

Retail Banking and Wealth Management	64

Commercial Banking	67

Global Banking and Markets	70

Global Private Banking	72

Other	75

Analysis by global business	76

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

The commentaries below present global businesses followed by geographical regions (page 78). Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on an adjusted basis (page 40) unless stated otherwise, while tables are on a reported basis unless stated otherwise.

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

Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the presentation by global business, the cost of the levy is included in ‘Other’.

Profit/(loss) before tax

	2014		2013		2012
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	5,651	30.3	6,649	29.5	9,575	46.4
Commercial Banking	8,744	46.8	8,441	37.4	8,535	41.3
Global Banking and Markets	5,889	31.5	9,441	41.8	8,520	41.3
Global Private Banking	626	3.4	193	0.9	1,009	4.9
Other[39]	(2,230)	(12.0)	(2,159)	(9.6)	(6,990)	(33.9)

Year ended 31 December	18,680	100.0	22,565	100.0	20,649	100.0
Total assets[40]
			2014		2013
			US$m	%	US$m	%

Retail Banking and Wealth Management			499,083	18.9	517,085	19.4
Commercial Banking			372,739	14.2	360,623	13.5
Global Banking and Markets			1,839,644	69.8	1,975,509	74.0
Global Private Banking			88,342	3.4	97,655	3.7
Other			164,537	6.2	171,812	6.4
Intra-HSBC items			(330,206)	(12.5)	(451,366)	(17.0)

At 31 December			2,634,139	100.0	2,671,318	100.0
For footnotes, see page 109. Risk-weighted assets
			2014		2013
			US$bn	%	US$bn	%

Retail Banking and Wealth Management			205.1	16.8	233.5	21.4
Commercial Banking			432.4	35.4	391.7	35.8
Global Banking and Markets			516.1	42.3	422.3	38.6
Global Private Banking			20.8	1.8	21.7	2.0
Other			45.4	3.7	23.5	2.2

At 31 December			1,219.8	100.0	1,092.7	100.0

Principal Retail Banking and Wealth Management business

RBWM comprises the Principal RBWM business, the US run-off portfolio and the disposed-of US CRS business. We believe that looking at the Principal RBWM business allows management to more clearly discuss the cause of material changes from year-to-year in the ongoing business and to assess the factors and trends in the business which are expected to have a material effect in future years. The reconciliation of RBWM to Principal RBWM is on page 64. Tables which reconcile reported to adjusted financial measures are available on www.hsbc.com.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.

			US
	Total	US	run-off	Principal
	RBWM	CRS	portfolio	RBWM
	US$m	US$m	US$m	US$m
2014

Net interest income	16,782	–	1,390	15,392
Net fee income	6,668	–	(4)	6,672
Other income/(expense)[42]	1,144	–	(49)	1,193

Net operating income[4]	24,594	–	1,337	23,257
LICs[43]	(1,819)	–	(30)	(1,789)

Net operating income	22,775		1,307	21,468
Total operating expenses	(17,522)	–	(738)	(16,784)

Operating profit	5,253	–	569	4,684
Income from associates[44]	398	–	–	398

Profit before tax	5,651	–	569	5,082
RoRWA[36]	2.6%	–	0.8%	3.3%

2013

Net interest income	18,339	–	2,061	16,278
Net fee income	7,021	–	11	7,010
Other income/(expense)[42]	1,380	–	(400)	1,780

Net operating income[4]	26,740	–	1,672	25,068
LICs[43]	(3,227)	–	(705)	(2,522)

Net operating income	23,513	–	967	22,546
Total operating expenses	(17,248)	–	(1,166)	(16,082)

Operating profit/(loss)	6,265	–	(199)	6,464
Income/(expense) from associates[44]	384	–	(1)	385

Profit/(loss) before tax	6,649	–	(200)	6,849
RoRWA[36]	2.6%	–	(0.2% )	4.4%

2012

Net interest income	20,298	1,267	2,563	16,468
Net fee income	7,205	395	33	6,777
Other income/(expense)[42]	6,358	3,155	(200)	3,403

Net operating income[4]	33,861	4,817	2,396	26,648
LICs[43]	(5,515)	(322)	(2,569)	(2,624)

Net operating income/ (expense)	28,346	4,495	(173)	24,024
Total operating expenses	(19,769)	(729)	(1,103)	(17,937)

Operating profit/(loss)	8,577	3,766	(1,276)	6,087
Income from associates[44]	998	–	2	996

Profit/(loss) before tax	9,575	3,766	(1,274)	7,083
RoRWA[36]	3.1%	14.7%	(1.1% )	4.2%

For footnotes, see page 109.

Principal RBWM RoRWA

3.3%

Global mobile application

downloads surpass

6 million

Best Mobile Banking Application 2014

(Global Finance Magazine)

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

•  using our global expertise to improve customer service and productivity to provide a high standard of banking solutions and service to our customers efficiently; and

•  simplifying and re-shaping the RBWM portfolio of businesses to focus our capital and resources on key markets.

Our three growth priorities are customer growth in target segments, deepening customer relationships through wealth management and relationship-led lending, and enhancing distribution capabilities, including digital.

Implementing Global Standards, enhancing risk management control models and simplifying processes also remain top priorities for RBWM.

Review of reported performance

•	On a reported basis, RBWM profit before tax reduced by US$1.0bn to US$5.7bn, while Principal RBWM profit before tax fell by US$1.8bn to US$5.1bn. The reduction in RBWM partly reflected the effects of significant items (see page 42) including provisions of US$568m arising from the ongoing review of compliance with the CCA in the UK, adverse movements in non-qualifying hedges of US$493m in 2014 compared with favourable movements of US$262m in 2013, UK customer redress provisions of US$992m compared with US$953m in 2013, and disposals.

•	In the US run-off portfolio, a profit before tax was recorded compared with a loss in 2013. A reduction in revenue was more than offset by lower LICs reflecting decreased lending balances, reduced new impaired loans and lower delinquency levels. Operating expenses also fell, mainly from the non-recurrence of a customer remediation provision relating to our former CRS business and lower divestiture costs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Review of adjusted performance45

The commentary that follows reflects performance in our Principal RBWM46 business (see page 63).

Profit before tax (US$m)

•	Profit before tax fell by US$0.7bn to US$6.9bn. Revenue was broadly unchanged, while lower LICs were more than offset by higher operating expenses.

Revenue (US$m)

•	Revenue was broadly unchanged despite the effect of de-risking initiatives and against a backdrop of continued low interest rates and muted growth in certain key markets. Higher income from current accounts, savings and deposits was broadly offset by lower revenues from personal lending and wealth management products.

Principal RBWM: management view of adjusted revenue

	2014 US$m	2013 US$m

Current accounts, savings and deposits	5,839	5,606
Wealth management products	6,201	6,263
– investment distribution[47]	3,456	3,568
– life insurance manufacturing	1,603	1,602
– asset management	1,142	1,093
Personal lending	11,300	11,455
– mortgages	3,169	3,182
– credit cards	4,339	4,310
– other personal lending[48]	3,792	3,963

Other[49]	645	873

Net operating income[4]	23,985	24,197

For footnotes, see page 109.

•	Revenue from current accounts, savings and deposits increased by 4%. This reflected an increase in customer account balances, of 4% compared with 2013, mainly in Hong Kong and the UK. In addition, higher revenue reflected increased spreads on savings products in the UK and, to a lesser extent, on deposits in mainland China where market interest rates increased.

•	Revenue from wealth management products reduced by 1%. Investment distribution income declined, mainly as a result of lower fees in the UK, in part reflecting the Retail Distribution Review undertaken in 2013, and in Brazil reflecting a change in product mix. Life insurance manufacturing income was broadly unchanged. This reflected higher new business sales and investment income in Hong Kong, and a net favourable movement in the PVIF asset in Brazil, offset by a reduction in the PVIF asset in France where a fall in long-term yields increased the cost of guarantees on savings business.

•	Personal lending revenue was down by 1%. While mortgage and credit card revenues were broadly unchanged, other personal lending income declined by 4%, notably in the UK due to the cessation of certain overdraft fees.

•	LICs decreased by 22% with reductions across all regions, mainly in Brazil due to impairment model changes and assumption revisions for restructured loans in 2013 which were not repeated in 2014. LICs also reduced in the US and the UK, partly reflecting lower delinquency levels and reduced outstanding credit card and UK loan balances.

Operating expenses (US$m)

•	Operating expenses increased by 7%, reflecting inflationary pressures, particularly in Latin America, in addition to higher costs associated with Regulatory Programmes and Compliance. The increase also reflected the timing of the recognition of the Financial Services Compensation Scheme levy in the UK and higher marketing costs across the regions. These factors were partly offset by sustainable cost savings of over US$200m.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Growth priorities

Focus on relationship-led personal lending to drive balance sheet growth

•	In 2014, we continued to focus on improving the quality of our revenue through the ongoing implementation of de-risking initiatives, although these have weighed on income. They included the introduction of a new discretionary incentive framework for our Retail Banking customer-facing staff similar to the one launched for Wealth Management relationship managers (‘RM’s) in 2013, removing the formulaic link between product sales and variable pay for front line staff. We also continued to simplify our product range, improve our risk governance and align our practices following regulatory changes.

•	We aim to deepen relationships with our existing customers and use personal lending to generate new business, targeting different segments and offerings in each market. To achieve this we continued to use improved analytics to support product decisions. Based on pricing and customer response measures, we enhanced revenue and grew balances in certain targeted segments, including the re-launch of the Advance segment in 17 markets in 2014. Lending and deposit balances and revenue per customer for Advance increased compared with 2013.

•	We maintained discipline around growing lending within our risk appetite in our home and priority growth markets. Home loan average balances increased by 3% in 2014, reflecting growth in our priority markets, notably with double-digit growth in approximately half of these countries as we re-balanced the product mix towards secured loans, although this mix change translated into lower spreads. In our home markets, we continued to target growth in unsecured lending, with average balances marginally higher including an increase in average card balances in Hong Kong, partly offset by a reduction in the UK. Despite overall balance growth, LICs remained lower than in 2013.

•	Customer recommendation levels improved in several markets during 2014, with the total volume of complaints related to products and services decreasing by more than 20% in the second half of the year, compared with the equivalent period in 2013. Further work is required and is ongoing to better meet our customer needs as they continue to evolve.

Continue to develop wealth management with a focus on growing customer balances

•	We remain committed to capturing opportunities from wealth creation, primarily through our Premier offering with its customers generating nearly four times the average revenue of non-Premier clients.

•	Although revenue from wealth management products remained lower than expected we continued to grow wealth balances, which comprise investment and insurance balances. These balances increased compared with 2013 across insurance, mutual funds and equities trading.

•	In 2014, Global Asset Management continued its strategy of strengthening collaboration across the global businesses to serve their customers. This helped to attract US$29bn of net new money principally in fixed income and liquidity products, in particular with GB&M clients. The investment performance in over 74% of Global Asset Management’s eligible funds by value were above the market median.

•	In 2014, we improved our RMs’ productivity through new training programmes and tools. Client contact and coverage rates increased from 2013 with higher numbers of client appointments, financial reviews and needs fulfilled per RM.

Develop digital capabilities to support customers and reduce cost

•	We continue to develop our digital channels and streamline processes to improve the customer experience and to deliver cost savings through our distribution network.

•	In 2014, downloads of our global mobile application, now with enriched functionality, were over 3m with the total number of downloads surpassing 6m. Global Finance magazine presented HSBC with the award for Best Mobile Banking App at its 2014 World’s Best Internet Bank event based on the application’s global reach and functionality.

•	In addition, we launched our first straight-through on-line mortgage application service in the UK and, by the end of 2014, 14% of our annual approvals were produced online. We also deployed new Premier platforms, digital capabilities and tablet-based tools to enhance the end-to-end delivery process and customer experience. Across our priority growth markets, the revenue derived from digital channels increased by 18% compared with 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Commercial Banking

CMB offers a full range of commercial financial services and tailored solutions to more than 2.5 million customers ranging from small and medium-sized enterprises to publicly quoted companies in almost 60 countries.

	2014 US$m	2013 US$m	2012 US$m

Net interest income	10,506	10,200	10,361
Net fee income	4,738	4,717	4,470
Other income[42]	1,059	1,448	1,720

Net operating income[4]	16,303	16,365	16,551

LICs[43]	(1,675)	(2,384)	(2,099)

Net operating income	14,628	13,981	14,452

Total operating expenses	(7,489)	(7,049)	(7,598)

Operating profit	7,139	6,932	6,854

Income from associates[44]	1,605	1,509	1,681

Profit before tax	8,744	8,441	8,535

RoRWA[36]	2.1%	2.2%	2.2%

Record reported profit before tax of

US$8.7bn

10%

Growth in customer lending balances

(excluding the effect of currency translation)

Best Global Cash Management Bank for

Corporates and Financial Institutions

for the third consecutive year

(Euromoney 2014)

Strategic direction

CMB aims to be the banking partner of choice for our customers building on our rich heritage, international capabilities and relationships to enable global connectivity.

We have four growth priorities:

•  providing consistency and efficiency for our customers through a business model organised around global customer segments and products;

•  utilising our distinctive geographical network to support and facilitate global trade and capital flows;

•  delivering excellence in our core flow products – specifically in Trade and in Payments and Cash Management; and

•  enhancing collaboration with other global businesses.

Implementing Global Standards, enhancing risk management controls and simplifying processes also remain top priorities for CMB.

For footnotes, see page 109.

Review of reported performance

•	In 2014, CMB reported a record profit before tax of US$8.7bn, 4% higher than in 2013. Reported profit before tax included the effect of a number of significant items (see page 42), notably the gain on sale of our operations in Panama of US$479m in 2013. The increase in reported profit before tax was also driven by a reduction in LICs, although this was partly offset by higher operating expenses.

Review of adjusted performance45

Profit before tax (US$m)

•	Profit before tax grew by 13% to US$8.9bn. This was driven by increased revenue and a reduction in LICs, partly offset by a rise in operating expenses.

Revenue (US$m)

•	Revenue grew by 5%, driven by Credit and Lending and Payments and Cash Management, notably in our home markets of Hong Kong and the UK. This was due to higher net interest income from growth in average lending and deposit balances in Hong Kong and rising average deposit balances and wider lending spreads in the UK. Higher net fee income was driven by an increase in term lending fees in the UK.

•	Despite lending spread compression compared with 2013, spreads in 2014 stabilised and showed signs of recovery in certain markets. In addition, we saw notable growth in our UK lending balances in the second half of 2014.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Management view of adjusted revenue

	2014 US$m	2013 US$m

Global Trade and Receivables Finance	2,680	2,625
Credit and Lending	6,316	5,938
Payments and Cash Management, current accounts and savings deposits	5,018	4,709
Markets products, Insurance and Investments and Other[51]	2,298	2,207

Net operating income[4]	16,312	15,479

For footnotes, see page 109.

The table above has been restated to reclassify Foreign Exchange revenue. In 2014, ‘Markets products, Insurance and Investments and Other’ included Foreign Exchange revenue of US$207m previously included within ‘Global Trade and Receivables Finance’ (2013: US$213m) and US$516m previously included within ‘Payments and Cash Management’ (2013: US$462m).

•	Global Trade and Receivables Finance revenue increased by 2% compared with 2013. Average balances rose, with growth in Asia, Europe and Latin America. The effect was partly offset by spread compression in Latin America, reflecting a change in portfolio mix in Brazil. In 2014, spread compression stabilised and showed signs of recovery in certain markets.

•	Credit and Lending revenue increased by 6% compared with 2013, reflecting higher average balances in Hong Kong and the US and, to a lesser extent, in Brazil. Revenue also increased in the UK due to wider lending spreads and increased fee income from term lending due to higher new business volumes. These factors were partly offset by spread compression in Latin America, primarily in Brazil as discussed above and in Mexico due to the repositioning of the business, and in mainland China.

•	Payments and Cash Management revenue increased by 7% compared with 2013. This reflected strong deposit growth, notably in the UK and Hong Kong, along with an increase in high value payment transaction volumes. This was partly offset by spread compression, notably in Europe.

•	Markets products, Insurance and Investments and Other revenue was 4% higher, primarily in North America. In Canada, this reflected the non-recurrence of a write-down of an investment property held for sale in 2013 and a gain on sale of an investment portfolio in 2014. In the US, higher revenue was driven by a gain on sale of a real estate portfolio.

•	LICs decreased by US$663m, mainly in Europe and Latin America. Lower LICs in Europe reflected a reduction in individually assessed loan impairment charges in the UK. The reduction in Latin America was driven by lower individually assessed charges in Mexico, in particular relating to homebuilders, and lower collectively assessed impairments in Brazil due to impairment model changes and assumption revisions for restructured loans in the Business Banking portfolios in 2013 not repeated in 2014. These factors were partly offset by higher individually assessed charges in Asia, notably in mainland China and Hong Kong.

Operating expenses (US$m)

•	Operating expenses increased by 8%, principally in Europe, Latin America and Asia. In Europe and Asia, higher costs reflected increased investment in staff to support business growth and inflationary pressures, while in Latin America costs rose due to inflation which was largely attributable to union-agreed salary increases in Brazil and Argentina. In addition, operating expenses increased due to higher Regulatory Programmes and Compliance costs.

•	Income from associates increased by 4% due to the improved performance of BoCom and The Saudi British Bank.

Growth priorities

Providing consistency through a globally led business model

•	Our business strategy is built on the foundation of global scale and consistency, focusing on customer segments and customer behaviour to ensure we provide tailored products to suit their needs. We continue to invest in providing global product coverage for our business segments. This enables us to manage risk more efficiently.

•	The creation of new senior management positions and a more defined global strategy within our customer segments enabled us to improve client coverage. In 2014, we appointed a new Global Head of International Subsidiary Banking to drive investment in supporting our international customers across our network. We also established dedicated RM teams for international subsidiary banking in key markets to focus on meeting the needs of these subsidiaries and growing the associated revenue streams.

•	We appointed a new Global Head of Lending and Transaction Management with a remit to support all segments. This globally-aligned product group is designed to optimise capital allocation and improve revenue mix within our risk appetite.

•	In 2014, we redefined our Large Corporate segment to focus on a smaller number of higher-value clients. The Large Corporate segment experienced strong

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

growth in most markets fuelled by multi-country flow mandates and increased event-driven capital markets activity. The increased focus on ‘global wallet’ and connectivity led to increased awareness amongst our customers of our franchise and capabilities, resulting in stronger global strategic partnerships.

•	In addition, we increased our market presence in six of our key MME markets (Hong Kong, the UK, Canada, the US, Mexico and Brazil). We made further progress by appointing regional and country heads of MME and by enhancing our client management system.

•	In Business Banking, we invested in additional RMs in key markets, increased training worldwide and continued to deploy a globally consistent customer management system within our relationship-managed portfolios. Six major campaigns were launched in 2014 to help SME customers achieve their growth ambitions and expand overseas, including offering funds in the UK, France, the US, Canada, Australia and Turkey totalling US$18bn.

Utilising our geographical network to support our customers’ international growth ambitions

•	HSBC’s network across the major global trade corridors continued to assist us to provide value-added solutions for our clients. For example, we helped one of the largest retailers in the US to improve its supply chain management by providing holistic financing and liquidity solutions including working capital, trade and supply chain finance.

•	In Payments and Cash Management, CMB remained well positioned to benefit from global trends such as the increase in cross-border payment flows as we are strategically located where more than 85% of the world’s payment activity originates. For example, new customer mandates increased by 23% on 2013. In addition, we improved our digital offering, migrating over 80,000 customers to date from legacy platforms to core electronic banking channels, and continued to develop innovative products. These included the enhancement of our Global Liquidity Solutions, which enables customers in mainland China to connect their operating cash with their liquidity structures globally.

Delivering excellence in our core products

•	HSBC is one of the largest trade finance banks in the world with access to more than 85% of the world’s trade and capital flows. We continued to enhance our open account financing capabilities through investment in Receivables Finance and Supply Chain, specifically the launch of a new Supply Chain Solutions platform and the consolidation of the existing Receivables platform into regional hubs. This offers customers broader access to expertise and liquidity and gives us the ability to deploy our capabilities rapidly in new markets, providing better risk management and lower operating costs.

•	Against the backdrop of declining commodity prices, we achieved double-digit asset balance growth in Commodity and Structured Trade Finance compared with 2013.

Enhancing collaboration with other global businesses

•	We maintained our focus on strengthening CMB’s collaboration with GB&M and GPB by increasing product coverage across the Group to our customers. In 2014, CMB customers generated over 80% of HSBC’s total collaboration revenues. Revenue from collaboration remained broadly unchanged compared with 2013. This was driven by lower sales of Markets products to CMB customers, notably in the Foreign Exchange business, offset by growth in the sale of Capital Financing products with regard to mergers and acquisitions and debt capital markets.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	7,022	6,766	6,960
Net fee income	3,560	3,482	3,329
Net trading income[50]	5,861	6,780	5,690
Other income[42]	1,335	2,148	2,294

Net operating income[4]	17,778	19,176	18,273
LICs[43]	(365)	(207)	(670)

Net operating income	17,413	18,969	17,603
Total operating expenses	(12,028)	(9,960)	(9,907)
Operating profit	5,385	9,009	7,696
Income from associates[44]	504	432	824

Profit before tax	5,889	9,441	8,520
RoRWA[36]	1.2%	2.3%	2.1%

Client flows up in Equities,

although subdued in Foreign Exchange

Sustained growth in revenues in

Payments and Cash Management

Bond and Derivatives

House of the year

(International Finance Review 2014)

Strategic direction

GB&M’s business model and strategy is well established with the objective of being a ‘top 5’ bank to our priority clients and in our chosen products and geographies.

We focus on the following growth priorities:

•  connecting clients to international growth opportunities;

•  continuing to be well positioned in products that will benefit from global trends; and

•  leveraging our distinctive international expertise and geographical network which connects developed and faster-growing regions.

Enhancing risk management controls, implementing Global Standards and collaborating with other global businesses also remain top priorities for GB&M.

For footnotes, see page 109.

Review of reported performance

•	GB&M’s reported profit before tax of US$5.9bn was down by US$3.6bn, primarily in Europe and North America, from higher operating expenses and lower revenue. The increase in operating expenses and decrease in revenue reflected a number of significant items (see page 42). Operating expenses included settlements and provisions of US$1.2bn in connection with foreign exchange investigations, of which US$809m was recorded in the fourth quarter of 2014, and a charge of US$533m in the US relating to a settlement agreement with the Federal Housing Finance Agency, which are included in significant items.

Review of adjusted performance45

Profit before tax (US$m)

•	Profit before tax of US$8.1bn was US$1.1bn lower than in 2013, driven by higher operating expenses and a fall in revenue, which included the introduction of the FFVA on certain derivative contracts that resulted in a charge of US$263m.

Revenue (US$m)

•	Revenue was lower principally due to the effect of the FFVA and a reduction in our Foreign Exchange business which was partly offset by an increase in Capital Financing.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Management view of adjusted revenue

	2014 US$m	2013 US$m

Markets[52]	6,262	6,933
– Credit	567	801
– Rates	1,563	1,678
– Foreign Exchange	2,916	3,140
– Equities	1,216	1,314
Capital Financing	4,066	3,981
Payments and Cash Management	1,794	1,743
Securities Services	1,698	1,653
Global Trade and Receivables Finance	767	723
Balance Sheet Management	3,020	3,046
Principal Investments	531	450
Other[53]	(32)	3

Total operating income[4]	18,106	18,532

For footnotes, see page 109.

•	The table below outlines the effect on businesses and total adjusted operating income of the FFVA:

Effect of FFVA on total operating income

	2014 US$m	2013 US$m

Total operating income	18,106	18,532
– FFVA in Rates	(164)	–
– FFVA in Credit	(97)	–
– FFVA in other businesses	(2)	–
Total operating income excluding FFVA	18,369	18,532
– of which Rates excluding FFVA	1,727	1,678
– of which Credit excluding FFVA	664	801

•	Excluding the above, revenue in the majority of our Markets businesses was lower. This was predominantly driven by a decline in our Foreign Exchange business, which was affected by lower volatility, notably in the first half of 2014, and reduced client flows. Credit revenue also decreased due to adverse movements in credit spreads and a reduction in Legacy Credit. Equities revenue fell too, as 2013 benefited from higher revaluation gains which more than offset a rise in revenue from increased client flows and higher derivatives income in 2014. By contrast, Rates revenue rose due to favourable market movements, notably in Asia, along with minimal fair value movements on our own credit spread on structured liabilities compared with adverse movements in 2013. These factors were partly offset by a fall in Rates revenue in Europe.

•	In Capital Financing, revenue grew by US$85m, as the effects of increased volumes and market share gains across our advisory, equity capital markets and lending products were partly offset by spread and fee compression.

•	Payments and Cash Management revenue was marginally higher, due to both increased deposit balances, notably in Asia, and a rise in high value transaction volumes, partly offset by spread compression. We also experienced growth in Securities Services revenue, in part from new business in Europe, and Global Trade and Receivables Finance from growth in lending balances.
•	LICs were higher due to a revision to certain estimates used in our corporate collective loan impairment calculation and increased individually assessed provisions, including a provision against a guarantee in Brazil recorded as a credit risk provision. These were partially offset by higher net releases on available-for-sale ABSs in our legacy portfolio than in 2013.

Operating expenses (US$m)

•	Operating expenses increased by 6%, primarily due to higher Regulatory Programmes and Compliance related costs and from increased staff costs. These factors were partially offset by sustainable savings of over US$80m.

Growth priorities

Connecting clients to international growth opportunities

•	Following the re-shaping of GB&M in 2013, as part of which we brought together all our financing businesses into Capital Financing, including lending, debt capital markets and equity capital markets, we continued to focus on better aligning our resources with clients’ needs. We segmented our client base and created a Client Strategy Group to ensure that GB&M’s product, sector and coverage expertise supports clients in the growth of their business activities. Strong collaboration between these teams was recently demonstrated by our appointment as the joint global coordinator and joint book runner on the largest European corporate equity rights issue since 2011. This was our fifth transaction with this client in the last 12 months.

•	We are utilising our global network to provide solutions for our clients in both established markets and faster-growing regions. Our ability to connect clients to opportunities was highlighted by the first Sukuk bond issued outside the Islamic world on which we acted as sole structuring advisor, joint lead manager and joint book runner.

•	We continued to strengthen our Foreign Exchange franchise by enhancing our risk management capabilities and further developing our distribution platforms and electronic pricing capabilities. This will improve our systems and governance whilst enabling us to better serve clients with a robust and efficient offering.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Continuing to be well positioned in products that will benefit from global trends

•	Capturing new opportunities arising from the internationalisation of the renminbi continues to be one of our key growth priorities. Recently, we acted as joint lead manager, book runner and financial advisor on a pioneering Formosa bond issue, which simultaneously listed on three exchanges worldwide. We were also voted ‘Best Overall for Products and Services’ by Asiamoney Offshore RMB Services Survey 2014 for the third consecutive year, demonstrating our continued leading position in the overseas renminbi market.

•	In November 2014 we launched the Stock Connect programme, a mechanism linking trading and clearing between the Shanghai and Hong Kong securities markets. This will give our clients direct access to the Chinese A-share market and the ability to fund equity purchases in renminbi.

•	Geographical expansion of large corporates and rising world trade are expected to increase the demand for cross-border payments and related services. Our strength in Payments and Cash Management was recognised by Euromoney, who named HSBC the ‘Best Global Cash Manager for Non-financial Institutions’ and ‘Best Global Cash Manager for Corporate and Financial Institutions’, for the second and third consecutive years, respectively. We were also able to win a mandate for renminbi cash management and additional foreign exchange and deposit business from a global automotive group which is seeking to expand into mainland China.

Leveraging our distinctive international expertise and geographical network which connects developed and faster-growing regions

•	Our distinctive geographical network and global expertise allows us to provide a truly international service to our clients. We recently demonstrated the value of our global capital markets capabilities and leading position in faster-growing markets to a European automotive group. We advised and acted as joint sub-underwriter on a domestic securitisation in mainland China which was structured to attract both international and domestic investors. We were the first foreign bank to advise on the structuring of an internationally rated ABS transaction in mainland China.

•	GB&M continues to focus on collaborating with other global businesses and supporting clients in accessing a range of products across our Markets and Capital Financing businesses. In 2014, collaboration revenue between GB&M and CMB was broadly unchanged, driven by a reduction in Foreign Exchange which was offset by growth in Capital Financing, notably in advisory.

Global Private Banking

GPB serves high net worth individuals and families with complex and international needs within the Group’s priority markets.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	994	1,146	1,294
Net fee income	1,056	1,150	1,232
Other income[42]	327	143	646

Net operating income[4]	2,377	2,439	3,172
LICs[43]	8	(31)	(27)

Net operating income	2,385	2,408	3,145
Total operating expenses	(1,778)	(2,229)	(2,143)
Operating profit	607	179	1,002
Income from associates[44]	19	14	7

Profit before tax	626	193	1,009
RoRWA[36]	2.9%	0.9%	4.6%

Positive net new money of

US$14bn

in areas targeted for growth

since December 2013

Performance continued to be affected by

actions taken to reposition the customer

base

Best Family Office Offering

(Private Banker International Global Wealth Awards)

Strategic direction

GPB aims to build on HSBC’s commercial banking heritage to be the leading private bank for high net worth business owners by:

•  capturing growth opportunities in home and priority growth markets, particularly from intra-Group collaboration by accessing owners and principals of CMB and GB&M clients; and

•  repositioning the business to concentrate on onshore markets and a smaller number of target offshore markets, aligned with Group priorities.

Implementing Global Standards, enhancing risk management controls, tax transparency and simplifying processes also remain top priorities for GPB.

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Review of reported performance

•	Reported profit before tax of US$626m was US$433m higher than in 2013. This was due to a small number of significant items (see page 42), most notably in 2013 from the loss on write-off of allocated goodwill relating to our Monaco business of US$279m and regulatory provisions of US$352m.

•	We expect our GPB results in 2015 to be affected by the reduction in our client assets as we continue to reposition our business model, including reducing the number of clients in non-priority markets.

Review of adjusted performance45

Profit before tax (US$m)

•	Profit before tax fell by US$162m to US$738m, mainly due to reduced revenue as we continued to reposition the business, partly offset by lower operating expenses and LICs.

Revenue (US$m)

•	Revenue decreased by 11% compared with 2013, due to lower trading income and net fee income reflecting a managed reduction in client assets and lower market volatility. Net interest income also declined, mainly in Europe and Asia, driven by a reduction in deposit balances and lower treasury income, respectively, both reflecting actions to reposition the business. In addition, lending spreads narrowed compared with 2013.

•	Net loan impairment releases in 2014 compared with charges of US$33m in 2013, largely due to releases of collective impairment allowances in the UK and in the US.

Operating expenses (US$m)

•	Operating expenses decreased by 5%, primarily due to the release of a UK customer redress provision recognised in 2012, the non-recurrence of the UK provision relating to a bilateral Rubik tax agreement between the UK and Swiss governments, and the managed reduction in staff numbers.

Reported client assets54

	2014	2013
	US$bn	US$bn

At 1 January	382	398
Net new money	(3)	(26)
Of which: areas targeted for growth	14	(7)
Value change	8	12
Disposals	(11)	(3)
Exchange and other	(11)	1

At 31 December	365	382

Reported client assets by geography

	2014	2013
	US$bn	US$bn

Europe	179	197
Asia	112	108
North America	63	65
Latin America	11	12

At 31 December	365	382

For footnote, see page 109.

•	On a reported basis, client assets, which include funds under management and cash deposits, decreased, mainly in Europe, due to the effect of the sale of a portfolio of clients in Switzerland, the disposal of our HSBC Trinkaus & Burkhardt AG business in Luxembourg and negative net new money. In addition there were unfavourable foreign exchange movements, mainly in Europe. This was partly offset by favourable market movements. Negative net new money of US$3bn was mainly driven by the continued repositioning of our business, though we attracted positive net new money of US$14bn in areas that we have targeted for growth, including our home and priority growth markets and the high net worth client segment.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	On a reported basis, our return on assets, defined as the percentage of revenue to average client assets, was 63bps in 2014, broadly unchanged compared with 2013. On an adjusted basis, our return on assets was 6bps lower in 2014, reflecting the effect of the repositioning and reduced market volatility. Our client return on assets, which excludes treasury and capital revenue, also decreased by 4bps.

•	In January 2015, the Swiss National Bank removed its currency cap with the euro which resulted in the appreciation of the Swiss franc. We monitor the impact of foreign exchange rate fluctuations on a continuing basis and do not expect any significant effect on the reported results of our GPB business.

Strategic direction

Capture growth in our home and priority growth markets and focus on collaboration revenues

•	In 2014, new referrals from other global businesses generated net new money of over US$10bn, which was US$5.5bn higher than in 2013. In total, 74% of our net new money from areas targeted for growth in 2014 came from Group-referred clients, helped by adopting a more coordinated and systematic approach to identifying client needs in conjunction with the other global businesses.

•	We integrated our collaboration efforts with GB&M and CMB into one team, the Corporate Client Group (‘CCG’). This was established to improve client introductions to and from GPB by standardising best practices and developing tailored offerings to meet client needs more effectively. The CCG is also responsible for enhancing coverage of existing personal and corporate relationships through a coordinated approach. In addition, the Global Solutions Group was established to deliver bespoke solutions to ultra-high net worth and global priority clients. This involves working closely with GB&M and CMB to enhance the service we offer to these sophisticated clients.

•	We also established the Wealth Client Group with responsibility for ensuring greater alignment and increased collaboration with RBWM, including utilising RBWM’s transactional banking capabilities.

•	To support client growth, we expanded our product offering with investment opportunities in three new Alternatives products, comprising one private equity fund and two real estate funds. We strengthened our investment group by ensuring that the majority of clients with assets greater than US$5m now have access to a dedicated investment counsellor. We partnered with the GB&M Global Research team to improve the advisory services for our clients supported by easy client access to a wider range of investment research reports. We plan to deploy this globally by the end of 2015. We also worked closely with HSBC Securities Services to provide our ultra-high net worth and family office clients with access to our institutional global custody platform in Europe and the Middle East and North Africa, providing clients with access to trade capture, clearing and settlement, safekeeping and investment administration services.

Repositioning the business

•	We continued to reposition the GPB business model and client base in 2014 by reviewing our portfolio and seeking to ensure that all clients comply with our Global Standards, including financial crime compliance and tax transparency standards.

•	We remain focused on clients with wider Group connectivity within our home and priority growth markets. Following the announcement of the sale of a portfolio of clients in Switzerland to LGT Bank (Switzerland) Ltd earlier this year, we completed the migration of US$8bn of client assets in the second half of 2014. We also continued to reduce the number of clients in non-priority markets.

•	In 2014, we continued to streamline and rationalise the business, closing a number of non-strategic representative offices, and we announced the consolidation of our trust business in Europe into a regional hub in Jersey. We also commenced development of a new global IT banking platform. This is expected to deliver improved efficiency, enhanced services and a consistent client offering by consolidating GPB’s multiple systems onto a single banking platform. We remain on track to deliver the first phase of the implementation in 2015.

•	We enhanced our digital capabilities with the deployment of a new mobile application in Switzerland, Monaco, Luxembourg and Guernsey, enabling clients to view their investment holdings and transactions while on the move. We introduced a secure tablet application for front office staff in Switzerland delivering digital document browsing during client visits, and also deployed video meeting capabilities in the US. Wider deployment of these and other applications is scheduled for 2015.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other39

‘Other’ contains the results of HSBC’s holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions and movements in fair value of own debt.

	2014	2013	2012
	US$m	US$m	US$m

Net interest expense	(501)	(737)	(730)
Net fee income/(expense)	(65)	64	194
Net trading income/(expense)[50]	(92)	6	(537)
Changes in fair value of long-term debt issued and related derivatives	508	(1,228)	(4,327)
Changes in other financial instruments designated at fair value	(9)	(576)	(1,136)
Net income/(expense) from financial instruments designated at fair value	499	(1,804)	(5,463)
Other income	6,524	8,122	8,868

Net operating income[4]	6,365	5,651	2,332
LICs[43]	–	–	–

Net operating income	6,365	5,651	2,332
Total operating expenses	(8,601)	(7,796)	(9,369)

Operating loss	(2,236)	(2,145)	(7,037)
Income/(expense) from associates[44]	6	(14)	47

Loss before tax	(2,230)	(2,159)	(6,990)

For footnotes, see page 109.

Review of reported performance

Reported loss before tax of US$2.2bn was 3% higher than in 2013. This was driven by increased operating costs partly offset by higher revenue.

The increase in loss before tax of US$71m included favourable movements in the fair value of own debt of US$417m in 2014 compared with adverse movements of US$1.2bn in 2013. These results also included the following items in 2013:

•	gain on derecognition of Industrial Bank as an associate (US$1.1bn);

•	net gain on disposal of Ping An Insurance (Group) Company of China, Ltd (‘Ping An’) (US$553m); and

•	foreign exchange gains relating to sterling debt issued by HSBC Holdings (US$442m);

and the following items in 2014:

•	gain on sale of our shareholding in Bank of Shanghai in 2014 (US$428m); and

•	an impairment on our investment in Industrial Bank (US$271m).

For further details of all significant items, see page 42.

Review of adjusted performance45

Loss before tax (US$m)

•	The loss before tax decreased, reflecting increased revenue partly offset by higher operating costs.

Revenue (US$m)

•	Revenue rose by US$1.3bn, primarily due to favourable movements in 2014 of US$96m on interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued principally by HSBC Holdings and its European subsidiaries, compared with adverse movements of US$551m in 2013. In addition, recoveries of certain expenses from global businesses increased, reflecting higher operating expenses, and we recorded a gain arising from the external hedging of an intra-Group financing transaction in Europe. There was also a release of accrued interest on uncertain tax reserves in the US. These factors were partly offset by the expiry of the TSAs relating to the sale of the CRS business in the US and lower income from investment properties in Asia.

Operating expenses (US$m)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	Operating expenses increased by US$946m due to higher costs associated with Regulatory Programmes and Compliance, an increase in Global Resourcing costs in India and mainland China and the 2013 release of a litigation provision in Asia. In addition, the UK bank levy charge of

US$1.1bn in 2014 was higher than the charge of US$916m in 2013, primarily due to an increase in the rate of the levy. This was partly offset by a reduction in North America by the expiry of the TSAs relating to the sale of the CRS business.

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m [39]	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	16,782	10,506	7,022	994	(501)	(98)	34,705
Net fee income/(expense)	6,668	4,738	3,560	1,056	(65)	–	15,957

Trading income/(expense) excluding net interest income	(28)	620	4,063	298	(100)	–	4,853
Net interest income/(expense) on trading activities	9	(2)	1,798	(4)	8	98	1,907
Net trading income/(expense) [50]	(19)	618	5,861	294	(92)	98	6,760

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	508	–	508
Net income/(expense) from other financial instruments designated at fair value	1,675	288	12	(1)	(9)	–	1,965
Net income/(expense) from financial instruments designated at fair value	1,675	288	12	(1)	499	–	2,473
Gains less losses from financial investments	14	31	1,117	9	164	–	1,335
Dividend income	24	18	80	5	184	–	311
Net insurance premium income	10,570	1,296	5	50	–	–	11,921
Other operating income	719	248	124	33	6,176	(6,169)	1,131

Total operating income	36,433	17,743	17,781	2,440	6,365	(6,169)	74,593
Net insurance claims[56]	(11,839)	(1,440)	(3)	(63)	–	–	(13,345)

Net operating income[4]	24,594	16,303	17,778	2,377	6,365	(6,169)	61,248
Loan impairment (charges)/recoveries and other credit risk provisions	(1,819)	(1,675)	(365)	8	–	–	(3,851)

Net operating income	22,775	14,628	17,413	2,385	6,365	(6,169)	57,397
Employee expenses[57]	(5,038)	(2,439)	(3,655)	(732)	(8,502)	–	(20,366)
Other operating expenses	(12,484)	(5,050)	(8,373)	(1,046)	(99)	6,169	(20,883)

Total operating expenses	(17,522)	(7,489)	(12,028)	(1,778)	(8,601)	6,169	(41,249)

Operating profit/(loss)	5,253	7,139	5,385	607	(2,236)	–	16,148
Share of profit in associates and joint ventures	398	1,605	504	19	6	–	2,532

Profit/(loss) before tax	5,651	8,744	5,889	626	(2,230)	–	18,680

	%	%	%	%	%		%

Share of HSBC’s profit before tax	30.3	46.8	31.5	3.4	(12.0)		100.0
Cost efficiency ratio	71.2	45.9	67.7	74.8	135.1		67.3

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	359,744	313,999	254,463	44,102	2,352		974,660
Total assets	499,083	372,739	1,839,644	88,342	164,537	(330,206)	2,634,139
Customer accounts[27]	581,421	363,654	319,121	85,465	981		1,350,642

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m [39]	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	18,339	10,200	6,766	1,146	(737)	(175)	35,539
Net fee income	7,021	4,717	3,482	1,150	64	–	16,434

Trading income/(expense) excluding net interest income	689	649	4,953	390	(38)	–	6,643
Net interest income/(expense) on trading activities	(3)	–	1,827	4	44	175	2,047
Net trading income[50]	686	649	6,780	394	6	175	8,690

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,228)	–	(1,228)
Net income/(expense) from other financial instruments designated at fair value	1,638	332	599	4	(576)	(1)	1,996
Net income/(expense) from financial instruments designated at fair value	1,638	332	599	4	(1,804)	(1)	768
Gains less losses from financial investments	55	1	747	(3)	1,212	–	2,012
Dividend income	21	15	129	8	149	–	322
Net insurance premium income	10,543	1,375	6	16	–	–	11,940
Other operating income/(expense)	544	621	670	(239)	6,761	(5,725)	2,632

Total operating income	38,847	17,910	19,179	2,476	5,651	(5,726)	78,337
Net insurance claims[56]	(12,107)	(1,545)	(3)	(37)	–	–	(13,692)

Net operating income[4]	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
Loan impairment charges and other credit risk provisions	(3,227)	(2,384)	(207)	(31)	–	–	(5,849)

Net operating income	23,513	13,981	18,969	2,408	5,651	(5,726)	58,796

Employee expenses[57]	(5,219)	(2,327)	(3,549)	(776)	(7,325)	–	(19,196)
Other operating expenses	(12,029)	(4,722)	(6,411)	(1,453)	(471)	5,726	(19,360)

Total operating expenses	(17,248)	(7,049)	(9,960)	(2,229)	(7,796)	5,726	(38,556)

Operating profit/(loss)	6,265	6,932	9,009	179	(2,145)	–	20,240
Share of profit/(loss) in associates and joint ventures	384	1,509	432	14	(14)	–	2,325

Profit/(loss) before tax	6,649	8,441	9,441	193	(2,159)	–	22,565

	%	%	%	%	%		%

Share of HSBC’s profit before tax	29.5	37.4	41.8	0.9	(9.6)		100.0
Cost efficiency ratio	64.5	43.1	51.9	91.4	138.0		59.6

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	375,086	297,852	272,473	44,224	2,454		992,089
Total assets	517,085	360,623	1,975,509	97,655	171,812	(451,366)	2,671,318
Customer accounts[27]	579,994	354,298	328,800	96,770	1,435		1,361,297

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m [38]	Inter– segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	20,298	10,361	6,960	1,294	(730)	(511)	37,672
Net fee income	7,205	4,470	3,329	1,232	194	–	16,430

Trading income/(expense) excluding net interest income	276	617	3,588	476	(549)	–	4,408
Net interest income on trading activities	28	16	2,102	14	12	511	2,683
Net trading income/(expense)[49]	304	633	5,690	490	(537)	511	7,091

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(4,327)	–	(4,327)
Net income/(expense) from other financial instruments designated at fair value	1,893	250	1,094	–	(1,136)	–	2,101
Net income/(expense) from financial instruments designated at fair value	1,893	250	1,094	–	(5,463)	–	(2,226)
Gains less losses from financial investments	96	22	730	(3)	344	–	1,189
Dividend income	24	18	148	6	25	–	221
Net insurance premium income	11,191	1,786	25	42	–	–	13,044
Gains on disposal of US branch network, US cards business and Ping An	3,735	277	–	–	3,012	–	7,024
Other operating income	1,472	536	313	151	5,487	(5,859)	2,100

Total operating income	46,218	18,353	18,289	3,212	2,332	(5,859)	82,545
Net insurance claims[56]	(12,357)	(1,802)	(16)	(40)	–	–	(14,215)

Net operating income[1]	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330
Loan impairment charges and other credit risk provisions	(5,515)	(2,099)	(670)	(27)	–	–	(8,311)

Net operating income	28,346	14,452	17,603	3,145	2,332	(5,859)	60,019
Employee expenses[57]	(5,532)	(2,247)	(3,764)	(915)	(8,033)	–	(20,491)
Other operating expenses	(14,237)	(5,351)	(6,143)	(1,228)	(1,336)	5,859	(22,436)
Total operating expenses	(19,769)	(7,598)	(9,907)	(2,143)	(9,369)	5,859	(42,927)

Operating profit/(loss)	8,577	6,854	7,696	1,002	(7,037)	–	17,092
Share of profit in associates and joint ventures	998	1,681	824	7	47	–	3,557

Profit/(loss) before tax	9,575	8,535	8,520	1,009	(6,990)	–	20,649

	%	%	%	%	%		%

Share of HSBC’s profit before tax	46.4	41.3	41.3	4.9	(33.9)		100.0
Cost efficiency ratio	58.4	45.9	54.2	67.6	–		62.8

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	378,022	288,033	249,209	45,213	2,495		962,972
Total assets	536,244	363,659	1,942,470	118,440	201,741	(470,016)	2,692,538
Customer accounts[27]	562,151	338,405	303,561	105,708	1,571		1,311,396

For footnotes, see page 109.

HSBC HOLDINGS PLC

77a

Report of the Directors: Financial Review (continued)

Geographical regions

Summary	78

Europe	79

Asia	84

Middle East and North Africa	91

North America	96

Latin America	101

Summary

Additional information on results in 2014 may be found in the ‘Financial Summary’ on pages 40 to 62.

In the analysis of profit and loss by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$2,972m (2013: US$2,628m; 2012: US$2,684m).

From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’. This aligns with changes made in the financial information used internally to manage the business. Comparative data have been represented accordingly.

All commentaries are on an adjusted basis (page 40) unless otherwise stated, while tables are on a reported basis unless otherwise stated.

Profit/(loss) before tax

	2014		2013		2012
	US$m	%	US$m	%	US$m	%

Europe	596	3.2	1,825	8.1	(3,414)	(16.5)
Asia[8]	14,625	78.3	15,853	70.3	18,030	87.3
Middle East and North Africa	1,826	9.8	1,694	7.5	1,350	6.5
North America	1,417	7.6	1,221	5.4	2,299	11.1
Latin America	216	1.1	1,972	8.7	2,384	11.6

Year ended 31 December	18,680	100.0	22,565	100.0	20,649	100.0

Total assets40

	2014		2013
	US$m	%	US$m	%

Europe	1,290,926	49.0	1,392,959	52.1
Asia[8]	878,723	33.4	831,791	31.1
Middle East and North Africa	62,417	2.4	60,810	2.3
North America	436,859	16.6	432,035	16.2
Latin America	115,354	4.4	113,999	4.3
Intra-HSBC items	(150,140)	(5.8)	(160,276)	(6.0)

At 31 December	2,634,139	100.0	2,671,318	100.0

Risk-weighted assets[58]
	2014		2013
	US$bn	%	US$bn	%

At 31 December	1,219.8	100.0	1,092.7	100.0
Europe	375.4	30.1	300.1	27.1
Asia[8]	499.8	40.0	430.7	38.9
Middle East and North Africa	63.0	5.0	62.5	5.7
North America	221.4	17.8	223.8	20.2
Latin America	88.8	7.1	89.5	8.1

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these subsidiaries we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	10,611	10,693	10,394
Net fee income	6,042	6,032	6,169
Net trading income	2,534	4,423	2,707
Other income/(expense)	2,384	(181)	(1,662)

Net operating income[4]	21,571	20,967	17,608
LICs[43]	(764)	(1,530)	(1,921)

Net operating income	20,807	19,437	15,687
Total operating expenses	(20,217)	(17,613)	(19,095)

Operating profit/(loss)	590	1,824	(3,408)
Income/(expense) from associates[44]	6	1	(6)

Profit/(loss) before tax	596	1,825	(3,414)
Cost efficiency ratio	93.7%	84.0%	108.4%
RoRWA[36]	0.2%	0.6%	(1.0% )
Year-end staff numbers	69,363	68,334	70,061

Best Debt House in Western Europe

for the second consecutive year

(Euromoney Awards)

UK No1 Trade Bank

(Global Finance Magazine)

US$3.1bn

of regulatory fines, provisions,

penalties and UK customer redress

For footnotes, see page 109.

Economic background

The UK recovery continued through the second half of 2014, though the pace of expansion moderated towards the end of the year. Preliminary estimates indicate that the annual rate of growth of real Gross Domestic Product (‘GDP’) was 2.6%. The unemployment rate fell to 5.7% in the three months to December and wage growth accelerated slightly from a very low level. The annual Consumer Price Index (‘CPI’) measure of inflation reached a 14-year low of 0.5% in December. After a period of rapid activity in 2013 and the early months of 2014, there were signs that both economic activity and price inflation in the housing market were moderating as the year ended. The Bank of England kept the Bank Rate steady at 0.5%.

The recovery in eurozone economic activity in 2014 was slow and uneven across member states. Real GDP in the region as a whole grew by 0.9% in the year. The German and Spanish economies grew by 1.6% and 1.5%, respectively, while French GDP grew by a more modest 0.4%. Eurozone inflation fell to minus 0.2% in December, prompting fears that the region could move towards a sustained period of deflation. The likelihood that low growth and inflation could persist for an extended period prompted the European Central Bank (‘ECB’) to cut the main refinancing rate and the deposit rate to 0.05% and minus 0.2%, respectively, in September and embark on a policy of balance sheet expansion starting with purchases of covered bonds and asset-backed securities.

Financial overview

Profit before tax (US$m)

Our European operations reported a profit before tax of US$596m in 2014 compared with US$1.8bn in 2013. The decrease in reported profit before tax was driven by a number of significant items and increased operating expenses, partly offset by reduced LICs. The former included charges relating to UK customer redress of US$1.3bn, settlements and provisions in relation to regulatory investigations into foreign exchange of US$1.2bn, of which US$809m was recorded in the fourth quarter of 2014, and provisions arising from the on-going review of compliance with the CCA in the UK of US$632m. For further details of all significant items, see page 42.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

UK	589	2,193	(801)	191	(2,228)	(56)
France[35]	(181)	240	354	–	(199)	214
Germany	28	71	162	27	(10)	278
Switzerland	–	5	2	38	(3)	42
Turkey	(155)	5	92	–	(6)	(64)
Other	33	34	240	59	(184)	182

Year ended 31 December 2014	314	2,548	49	315	(2,630)	596

UK	1,471	1,684	1,246	252	(3,493)	1,160
France[35]	285	255	351	21	(162)	750
Germany	30	70	183	44	(25)	302
Switzerland	–	2	2	(291)	–	(287)
Turkey	(74)	36	108	(1)	1	70
Other	41	41	(89)	(190)	27	(170)

Year ended 31 December 2013	1,753	2,088	1,801	(165)	(3,652)	1,825

UK	343	832	(111)	235	(6,355)	(5,056)
France[35]	135	203	514	(11)	(263)	578
Germany	29	64	283	40	(72)	344
Switzerland	–	2	1	133	–	136
Turkey	(32)	71	104	–	1	144
Other	34	36	195	102	73	440

Year ended 31 December 2012	509	1,208	986	499	(6,616)	(3,414)
For footnote, see page 109.

Adjusted profit before tax decreased by US$396m, primarily reflecting an increase in costs which was partly offset by a reduction in LICs; revenue was broadly in line with 2013.

Country business highlights

In the UK, overall CMB lending increased by 7% compared with 2013, with new lending and re-financing before attrition and amortisation increasing by 38% and over 85% of small business loan applications approved. In addition, Business Banking launched a campaign to offer further support and lending to SME customers. As part of this, £5.8bn (US$9.9bn) of future lending was made available to help finance growth across the UK. Lending in Global Trade and Receivables Finance also grew by 3% as we built on our position in the market in Trade Finance and reduced attrition from our existing clients in Receivables Finance.

In RBWM, we approved £11.4bn (US$18.8bn) of new mortgage lending to over 118,000 customers, including £3.5bn (US$5.8bn) to over 27,500 first-time buyers. However, our aggregate amount of mortgage balances drawn down decreased marginally. The loan-to-value (‘LTV’) ratio on new lending was 60% compared with an average of 43.7% for the total mortgage portfolio. In October 2014, we expanded our mortgage distribution channels to include an intermediary in order to reach the growing proportion of the mortgage market in the UK that wishes to source its finance that way.

As part of the re-shaping of the GB&M business in 2013, we brought together all our financing businesses into Capital Financing, including lending, debt capital markets and equity capital markets. We increased our sector expertise and enhanced our geographical spread by appointing two new co-heads of UK Banking. In 2014, the advisory and equity capital markets businesses within Capital Financing experienced volume growth that outstripped the market.

In France, in GB&M, we acted as sole advisor on one of the largest mergers and acquisitions (‘M&A’) transactions in Europe. In CMB, our Payments and Cash Management business implemented the Single Euro Payments Area platform (‘SEPA’) for euro-denominated credit transfer and direct debit payments across our European locations. This allows our clients to make and receive payments in euros from their HSBC accounts in the 34 countries that have implemented SEPA, all governed by a consistent set of standards, rules and conditions. In addition, in CMB, we allocated a further €1.5bn (US$2.0bn) to the SME fund and approved over €2.0bn (US$2.7bn) of lending in 2014. In RBWM, we experienced strong growth in home loans.

In Germany, as part of our growth initiative, we opened three branches in Dortmund, Mannheim and Cologne, increased the number of relationship managers by 26% and held a number of roadshows in countries including France, mainland China and the UK to reinforce Germany as a key international hub. In GPB, we disposed of our HSBC Trinkaus & Burkhardt AG business in Luxembourg.

In Turkey, the regulator imposed interest rate caps on credit cards and overdrafts which affected revenue. Despite this, in September 2014 CMB launched a TRL2bn (US$914m) international fund in order to provide sustainable support and global connectivity for international business, of which TRL1.1bn (US$519m) was drawn down.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In Switzerland, we continued to reposition the GPB business and focused on growth through the high net worth client segment. Client assets, which include funds under management and cash deposits, decreased due to this repositioning, as well as the sale of a portfolio of client assets.

In November 2014, we sold the Kazakhstan business in line with the Group strategy.

Review of adjusted performance45

Revenue increased by US$76m, primarily in the UK, partly offset by reductions elsewhere, including France, Switzerland and Turkey.

Revenue (US$m)

Country view of adjusted revenue

	2014	2013
	US$m	US$m

UK	16,080	15,365
France	2,937	3,097
Germany	945	960
Switzerland	736	831
Turkey	791	827
Other	790	1,123

Year ended 31 December	22,279	22,203

In the UK, revenue increased by US$715m. This was driven by favourable fair value movements of US$222m from interest and exchange rate ineffectiveness in the hedging of long-term debt issued principally by HSBC Holdings in 2014, compared with adverse movements of US$480m in 2013, and a gain arising from external hedging of an intra-Group financing transaction.

Revenue also rose in CMB due to growth in deposit volumes in Payments and Cash Management and net interest income improved due to wider spreads in term lending. In addition, net fee income grew, partly reflecting increased volumes of new business lending in the Large Corporate and Mid-Market segments.

By contrast, GB&M revenue decreased compared with 2013, primarily driven by Markets. This included the introduction of the FFVA on certain derivative contracts which resulted in a charge affecting Rates and Credit. Revenue also fell in Foreign Exchange, reflecting lower volatility and reduced client flows. Furthermore, revenue decreased in Equities, as 2013 benefited from higher revaluation gains, which more than offset the increase in revenue from increased client flows and higher derivative income.

RBWM revenue reduced marginally due to spread compression, primarily on mortgages. In addition, fee income fell as a result of higher fees payable under partnership agreements and lower fee income from investment products and overdrafts. These factors were partly offset by improved spreads on savings products and higher current account balances.

In the rest of Europe, revenue decreased in France, Switzerland and Turkey. Revenue in France fell principally in RBWM in the Insurance business due to adverse movements of US$203m in the PVIF asset, reflecting a fall in long-term yields which increased the cost of guarantees on the savings business, compared with favourable movements of US$48m in 2013. This was coupled with a fall in GB&M in Rates, due to lower volatility and levels of market activity. In Switzerland, the fall in revenue reflected the repositioning of the GPB business and a reduction in client assets. Revenue also decreased in Turkey, principally in RBWM due to interest rate caps on cards and overdrafts imposed by the local regulator, partly offset by an increase in card fees.

LICs reduced, primarily in the UK and, to a lesser extent, in Spain. In the UK in CMB, individually assessed provisions fell, reflecting the quality of the portfolio and improved economic conditions. GB&M also recorded reduced loan impairment charges due to lower individually assessed provisions, and higher net releases of credit risk provisions on available-for-sale ABSs. This was partly offset by an increase due to a revision in certain estimates in our corporate collective loan impairment calculation. Loan impairment charges in RBWM decreased as a result of lower delinquency levels in the improved economic environment and as customers continued to reduce outstanding credit card and loan balances. Loan impairment charges in Spain decreased due to lower individually assessed provisions.

The decreases in the UK and Spain were partly offset by increases in Turkey and France. Loan impairment charges increased in Turkey due to growth in card delinquency rates following regulatory changes. Loan impairment charges in France increased, predominantly in GB&M and CMB due to higher individually assessed provisions.

Operating expenses (US$m)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operating expenses rose by US$1.3bn, mainly in the UK, reflecting growth in Regulatory Programmes and Compliance costs in all businesses and increased staff costs. In addition, the UK bank levy charge of US$1.1bn in respect of 2014 was US$0.2bn higher than in 2013, primarily due to an increase in the rate of the levy. Expenses also increased due to the timing of the recognition of the Financial Services Compensation Scheme levy in the UK. These increases were partly offset by sustainable cost savings of over US$330m.

2013 compared with 2012

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

Review of performance

2013 compared with 2012 commentaries are on a constant currency basis and have not been updated to reflect our change to adjusted performance. For comparison, adjusted profit before tax would have been US$4.1bn and US$3.5bn for 2013 and 2012 respectively as compared with constant currency profit before tax of US$1.8bn and a loss before tax of US$3.4bn for 2013 and 2012 respectively. Constant currency, underlying and adjusted are reconciled on pages 105(b) to 105(au).

Our European operations reported a profit before tax of US$1.8bn in 2013 compared with a loss of US$3.4bn in 2012 (US$3.3bn on a constant currency basis). On an underlying basis, excluding fair value movements on own debt, the effects of foreign currency translation and acquisitions and disposals, profit before tax increased by US$2.1bn. This was due to significantly lower operating expenses, driven by a decrease in charges relating to UK customer redress programmes, an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK and sustainable cost savings in 2013.

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

In Turkey, unsecured lending grew in RBWM, notably in the credit card business due to new product features and channel capabilities including mobile banking. We launched a similar SME fund to those in the UK and France targeted at international trade customers, approving Turkish lira 1.1bn (US$0.6bn) of lending in 2013.

We continued to support the programme of renminbi internationalisation during the year with flagship client events taking place in the UK, France and Germany.

HSBC HOLDINGS PLC

81a

Report of the Directors: Financial Review (continued)

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

HSBC HOLDINGS PLC

81b

Report of the Directors: Financial Review (continued)

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

HSBC HOLDINGS PLC

81c

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	5,196	3,616	1,956	594	(654)	(97)	10,611
Net fee income/(expense)	2,456	1,900	1,087	626	(27)	–	6,042
Trading income/(expense) excluding net interest income	(260)	33	1,943	140	(92)	–	1,764
Net interest income/(expense) on trading activities	14	2	660	(4)	1	97	770
Net trading income/(expense)[50]	(246)	35	2,603	136	(91)	97	2,534
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	614	–	614
Net income/(expense) from other financial instruments designated at fair value	616	119	14	(1)	(11)	–	737
Net income/(expense) from financial instruments designated at fair value	616	119	14	(1)	603	–	1,351
Gains less losses from financial investments	12	10	730	9	11	–	772
Dividend income	3	7	50	2	3	–	65
Net insurance premium income/(expense)	2,741	217	–	50	–	–	3,008
Other operating income/(expense)	(127)	45	(3)	29	1,249	(186)	1,007

Total operating income	10,651	5,949	6,437	1,445	1,094	(186)	25,390
Net insurance claims[56]	(3,450)	(306)	–	(63)	–	–	(3,819)

Net operating income[4]	7,201	5,643	6,437	1,382	1,094	(186)	21,571
Loan impairment (charges)/ recoveries and other credit risk provisions	(268)	(502)	–	4	2	–	(764)

Net operating income	6,933	5,141	6,437	1,386	1,096	(186)	20,807
Total operating expenses	(6,621)	(2,594)	(6,391)	(1,071)	(3,726)	186	(20,217)

Operating profit/(loss)	312	2,547	46	315	(2,630)	–	590
Share of profit in associates and joint ventures	2	1	3	–	–	–	6

Profit/(loss) before tax	314	2,548	49	315	(2,630)	–	596

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.7	13.6	0.3	1.7	(14.1)		3.2
Cost efficiency ratio	91.9	46.0	99.3	77.5	340.6		93.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	165,112	106,342	113,136	24,766	377		409,733
Total assets	221,679	120,819	948,951	64,676	64,182	(129,381)	1,290,926
Customer accounts[27]	202,413	135,837	166,075	41,380	254		545,959

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	5,600	3,353	1,774	722	(694)	(62)	10,693
Net fee income/(expense)	2,545	1,789	957	744	(3)	–	6,032
Trading income excluding net interest income	206	30	2,181	192	698	–	3,307
Net interest income on trading activities	2	5	1,013	4	30	62	1,116
Net trading income[50]	208	35	3,194	196	728	62	4,423
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(936)	–	(936)
Net income/(expense) from other financial instruments designated at fair value	1,059	271	591	4	(570)	(1)	1,354
Net income/(expense) from financial instruments designated at fair value	1,059	271	591	4	(1,506)	(1)	418
Gains less losses from financial investments	52	–	344	(17)	–	–	379
Dividend income	4	2	65	4	–	–	75
Net insurance premium income/(expense)	2,782	361	(1)	16	–	–	3,158
Other operating income/(expense)	(103)	9	110	(253)	766	–	529

Total operating income/(expense)	12,147	5,820	7,034	1,416	(709)	(1)	25,707
Net insurance claims[56]	(4,136)	(567)	–	(37)	–	–	(4,740)

Net operating income/(expense)[4]	8,011	5,253	7,034	1,379	(709)	(1)	20,967
Loan impairment charges and other credit risk provisions	(329)	(935)	(242)	(24)	–	–	(1,530)

Net operating income/(expense)	7,682	4,318	6,792	1,355	(709)	(1)	19,437
Total operating expenses	(5,934)	(2,231)	(4,987)	(1,519)	(2,943)	1	(17,613)

Operating profit/(loss)	1,748	2,087	1,805	(164)	(3,652)	–	1,824
Share of profit/(loss) in associates and joint ventures	5	1	(4)	(1)	–	–	1

Profit/(loss) before tax	1,753	2,088	1,801	(165)	(3,652)	–	1,825

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.8	9.2	8.0	(0.7)	(16.2)		8.1
Cost efficiency ratio	74.1	42.5	70.9	110.2	(415.1)		84.0

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	177,357	105,498	145,136	27,289	830		456,110
Total assets	238,499	124,242	1,054,506	75,718	72,174	(172,180)	1,392,959
Customer accounts[27]	205,288	134,120	191,715	49,789	1,021		581,933

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	5,437	3,228	1,409	820	(543)	43	10,394
Net fee income	2,622	1,658	1,032	848	9	–	6,169
Trading income excluding net interest income	67	26	848	216	25	–	1,182
Net interest income on trading activities	7	14	1,500	14	33	(43)	1,525
Net trading income[49]	74	40	2,348	230	58	(43)	2,707
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(3,091)	–	(3,091)
Net income/(expense) from other financial instruments designated at fair value	770	139	1,073	–	(1,106)	–	876
Net income/(expense) from financial instruments designated at fair value	770	139	1,073	–	(4,197)	–	(2,215)
Gains less losses from financial investments	(5)	(1)	375	(3)	(2)	–	364
Dividend income	–	1	104	3	3	–	111
Net insurance premium income	3,150	438	–	42	–	–	3,630
Other operating income	84	58	88	61	796	(9)	1,078

Total operating income/(expense)	12,132	5,561	6,429	2,001	(3,876)	(9)	22,238
Net insurance claims[56]	(4,054)	(536)	–	(40)	–	–	(4,630)

Net operating income/(expense)[1]	8,078	5,025	6,429	1,961	(3,876)	(9)	17,608
Loan impairment charges and other credit risk provisions	(347)	(1,109)	(436)	(29)	–	–	(1,921)

Net operating income/(expense)	7,731	3,916	5,993	1,932	(3,876)	(9)	15,687
Total operating expenses	(7,225)	(2,708)	(4,999)	(1,431)	(2,741)	9	(19,095)

Operating profit/(loss)	506	1,208	994	501	(6,617)	–	(3,408)
Share of profit/(loss) in associates and joint ventures	3	–	(8)	(2)	1	–	(6)

Profit/(loss) before tax	509	1,208	986	499	(6,616)	–	(3,414)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.5	5.9	4.8	2.4	(32.0)		(16.5)
Cost efficiency ratio	89.4	53.9	77.8	73.0	(70.7)		108.4

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	170,002	105,796	129,499	29,963	881		436,141
Total assets	240,744	132,718	1,044,507	76,145	75,513	(180,387)	1,389,240
Customer accounts[27]	191,024	121,648	164,743	57,061	739		535,215

For footnotes, see page 109.

HSBC HOLDINGS PLC

83a

Report of the Directors: Financial Review (continued)

Asia7

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in Asia.

We offer a wide range of banking and financial services in mainland China, through our local subsidiaries HSBC Bank (China) Company Limited and Hang Seng Bank (China) Limited. We also participate indirectly in mainland China through our associate, Bank of Communications.

Outside Hong Kong and mainland China, we conduct business in 18 countries and territories in Asia, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	12,273	11,432	10,707
Net fee income	5,910	5,936	5,418
Net trading income	2,622	2,026	2,516
Other income	2,872	5,038	6,691

Net operating income[4]	23,677	24,432	25,332

LICs[43]	(647)	(498)	(510)

Net operating income	23,030	23,934	24,822

Total operating expenses	(10,427)	(9,936)	(9,980)

Operating profit	12,603	13,998	14,842

Income from associates[44]	2,022	1,855	3,188

Profit before tax	14,625	15,853	18,030

Cost efficiency ratio	44.0%	40.7%	39.4%
RoRWA[36]	3.1%	3.8%	4.4%

Year-end staff numbers	118,322	113,701	112,766

10% Growth in customer lending balances excluding the effect of currency translation
Market leader for Asia ex-Japan Bonds (Bloomberg)

Best Bank in Asia (The Euromoney Awards of Excellence 2014)

For footnotes, see page 109.

Economic background

Hong Kong’s real GDP growth slowed in 2014 relative to 2013 due to weaker domestic demand, partly attributable to the slowdown in the annual growth of retail sales. Labour market conditions softened with unemployment rising, albeit from historically low levels. Tourism arrivals to Hong Kong held up overall, up by 16% in the year compared with 2013, driven by the growth of visitors from mainland China. Headline CPI inflation averaged just over 4% for 2014, with a number of expiring government subsidies offsetting lower inflation in fuel and food prices.

In mainland China, real GDP growth slowed from 7.7% in 2013 to 7.4% in 2014, largely due to a slowdown in activity in construction and manufacturing investment which was only partially offset by resilient infrastructure investment. Headline annual CPI inflation fell steadily to 1.5% in December, significantly below the government’s target of 3.5%. The People’s Bank of China eased monetary policy in November by cutting policy interest rates for the first time since July 2012. The one-year deposit rate was lowered by 25bps to 2.75% and the one-year lending rate by 40bps to 5.6%. Further measures were announced in December to support bank lending and spur economic activity.

Japan experienced significant economic volatility during 2014 from the imposition of a 3 percentage point consumption tax increase, which took effect on 1 April. The economy recorded annualised GDP growth of 5.8% in the first quarter of 2014, but growth slowed sharply after the tax rise, as government stimuli and exports were unable to offset the decline in private consumption. GDP grew at an annualised rate of 2.2% in the fourth quarter after falls of 6.7% and 1.9% in the preceding quarters. The Bank of Japan announced another round of quantitative easing on 31 October 2014, prompting further depreciation of the yen.

In India, a new government with a strong mandate for reform boosted market sentiment regarding the long-term prospects for the country’s economy. However, the recovery remained constrained in 2014 with many infrastructure projects delayed pending government clearance. The steep decline in international commodity prices during the second half of the year helped push down goods price inflation and reduce the current account deficit. Following an interest rate rise early in 2014, the central bank kept monetary policy stable throughout the year.

The downward trend in global commodity prices permitted Indonesia and Malaysia to cut costly fuel subsidies, which is expected to reduce external imbalances and improve their fiscal position. Domestic demand in these countries remained relatively robust throughout 2014, supporting economic growth. In Singapore, GDP growth slowed in 2014 from weaker export growth and domestic economic restructuring. The Monetary Authority maintained its policy of gradual currency appreciation.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Hong Kong	3,727	2,264	1,807	146	198	8,142
Australia	78	126	232	–	(4)	432
India	4	121	442	11	122	700
Indonesia	10	53	110	–	25	198
Mainland China	292	1,533	954	(3)	175	2,951
Malaysia	156	122	190	–	28	496
Singapore	129	168	243	57	(8)	589
Taiwan	19	35	166	–	1	221
Other	57	320	432	–	87	896

Year ended 31 December 2014	4,472	4,742	4,576	211	624	14,625

Hong Kong	3,742	2,110	1,971	208	58	8,089
Australia	100	131	189	–	26	446
India	(21)	113	418	7	136	653
Indonesia	12	106	126	–	36	280
Mainland China	223	1,536	842	(4)	1,644	4,241
Malaysia	148	105	236	–	25	514
Singapore	147	120	262	74	22	625
Taiwan	7	30	158	–	5	200
Other	61	207	473	(1)	65	805

Year ended 31 December 2013	4,419	4,458	4,675	284	2,017	15,853

Hong Kong	3,694	2,188	1,518	249	(67)	7,582
Australia	97	38	184	–	(44)	275
India	41	89	497	7	175	809
Indonesia	29	124	146	–	7	306
Mainland China	838	1,724	1,257	(4)	2,525	6,340
Malaysia	183	131	242	–	8	564
Singapore	201	139	296	97	(65)	668
Taiwan	62	36	136	–	–	234
Other	66	321	567	59	239	1,252

Year ended 31 December 2012	5,211	4,790	4,843	408	2,778	18,030

In Australia, real GDP growth rose to an annual rate of around 2.8% in 2014 and unemployment remained roughly unchanged at 6.1%. Mining investment fell sharply and was only partly offset by an improvement in other sectors of the economy. Low interest rates continued to drive an increase in housing market activity and credit growth picked up modestly. The Australian dollar weakened during the year but remained well above its long-run average level.

In Taiwan, economic activity accelerated with the level of GDP in 2014 rising 3.5% in the year as a whole. This was the strongest annual rate of growth since 2011 and an improvement on the 2.1% growth seen in 2013. Growth was driven by a combination of strong exports and domestic consumption thanks to low unemployment and rising wage growth. The central bank in Taiwan kept its key policy rate unchanged throughout 2014 at 1.875%, which is the level it has been since 2011.

Financial overview

Profit before tax (US$m)

Our operations in Asia reported a profit before tax of US$14.6bn in 2014 compared with US$15.9bn in 2013, a decrease of 8%. The reduction reflected a decrease in revenue and an increase in costs and LICs, partly offset by a higher share of profits from associates. Revenue included the effect of a number of significant items, notably in 2013, an accounting gain arising from the reclassification of Industrial Bank as a financial investment (US$1.1bn) and the net gain on completion of the Ping An disposal (US$553m).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of mainland China profit/(loss) before tax

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

BoCom and other associates	255	1,421	296	–	1	1,973
Mainland China operations	37	112	658	(3)	174	978
Industrial Bank	–	–	–	–	–	–
Ping An	–	–	–	–	–	–

Year ended 31 December 2014	292	1,533	954	(3)	175	2,951

BoCom and other associates	247	1,360	284	–	(38)	1,853
Mainland China operations	(24)	176	558	(4)	40	746
Industrial Bank	–	–	–	–	1,089	1,089
Ping An	–	–	–	–	553	553

Year ended 31 December 2013	223	1,536	842	(4)	1,644	4,241

BoCom and other associates	214	1,193	248	–	–	1,655
Mainland China operations	(52)	176	606	(4)	66	792
Industrial Bank	54	273	343	–	–	670
Ping An	622	82	60	–	2,459	3,223

Year ended 31 December 2012	838	1,724	1,257	(4)	2,525	6,340

In 2014, significant items included the gain on sale of our investment in Bank of Shanghai (US$428m) and an impairment of our investment in Industrial Bank (US$271m). See page 42 for further details of significant items.

On an adjusted basis, profit before tax rose by US$326m or 2%, driven by higher revenue partly offset by increased operating expenses and LICs.

Country business highlights

We continued to focus on our strategic priorities for Asia, using our international network to drive organic growth and connect customers across borders. We completed the sale of our investment in Bank of Shanghai and implemented a discretionary incentive framework that removes the formulaic link between product sales and remuneration. We also saw continued adoption of our mobile banking applications, extended the contact-less payment systems to Android phones and enhanced our digital banking capabilities.

In Hong Kong, average mortgage balances in RBWM increased by 7%, with average LTV ratios of 47% on new mortgage drawdowns and an estimated 29% on the portfolio as a whole. In November 2014, to coincide with the launch of the Hong Kong-Shanghai Stock Connect platform, we rolled out new services allowing retail customers to trade and invest in eligible shares that are listed on the Shanghai Stock Exchange. We strengthened our cards offering with the launch of the ‘Visa Signature’ card product in Hong Kong and continued building new merchant partnerships across the region. We also re-launched our Advance offering to emerging affluent customers in Hong Kong and nine other regional markets. We were awarded ‘International Retail Bank of the Year’ by Asian Banking and Finance.

In CMB, we were one of the first foreign banks to announce renminbi cross-border pooling capability in the Shanghai Free Trade Zone. The collaboration between CMB and GB&M continued throughout the year, as a consequence of which 157 primary markets transactions were completed in 2014, up from 122 in 2013, primarily for debt capital market issuances and leveraged asset finance mandates. In addition, we were named ‘Best Commercial Bank’ by FinanceAsia Achievement Awards 2014.

In GB&M, we maintained our market leadership in Asia ex-Japan G3 currency and investment grade bonds, and led the market in Hong Kong dollar bond issuances. We were involved in three of the five largest equity capital market transactions during 2014, as well as the first Sukuk sovereign bond issuance in Hong Kong. Furthermore, we continued to lead the market in offshore renminbi bond issuance in Hong Kong, becoming one of the Hong Kong Monetary Authority’s primary liquidity providers for offshore renminbi. We also acted as a joint book runner for an offshore preference share issuance for a mainland Chinese bank, the first mainland Chinese Basel III compliant additional tier-1 capital offering. We remain well-positioned to service our institutional investors using Stock Connect through our integrated Custody Plus platform.

In mainland China, we continued to develop our branch network, which comprised 173 HSBC outlets, 25 HSBC rural bank outlets and 50 Hang Seng Bank outlets at the end of the year. In RBWM, we were one of the first foreign banks to launch renminbi derivative products linked to the US dollar/renminbi rate and were awarded ‘Best Foreign Retail Bank’ by The Asian Banker for the sixth consecutive year. During 2014, we were the first foreign custodian bank to service renminbi qualified foreign institutional investors based in Singapore and South Korea. We also became a member of the Shanghai Gold Exchange’s international board, a newly established trading platform connecting mainland China’s gold market to global investors. In addition, we received regulatory approval to be one of the first market makers to directly trade renminbi, euro and Singaporean dollars in mainland China’s interbank foreign exchange market.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In Payments and Cash Management, we launched the Global Payments System which supports all cross-border payments in and out of mainland China in all currencies, including renminbi. In Global Trade and Receivables Finance, we launched trade link initiatives to connect mainland China with the rest of Asia, Germany and the US, to enhance international connectivity and promote activity between key trade routes. In mergers and acquisitions (‘M&A’), we were adviser to a number of state owned enterprises on significant overseas investments and acquisitions.

Elsewhere in Asia, in India, we continued to grow our balance sheet in CMB, including term lending and Payments and Cash Management deposits, particularly helping UK corporations to invest in India. In GB&M, we were adviser on two of the largest M&A transactions in 2014, and in Wealth Management we launched Managed Solutions, a multi-asset fund series. In Australia, we were a mandated lead arranger for the largest mining project financing deal and for the largest transport infrastructure project during 2014. In CMB, we also announced an A$250m (US$225m) International Growth Fund, providing credit facilities to local SMEs to explore business opportunities abroad.

Review of adjusted performance45

Revenue (US$m)

Revenue was US$1.2bn or 5% higher, driven by Hong Kong and mainland China, mainly in CMB and RBWM from balance sheet growth, as well as in GB&M from portfolio growth in Balance Sheet Management and increased term lending. Revenue was also higher in India and Australia.

Country view of adjusted revenue

	2014	2013
	US$m	US$m

Hong Kong	13,725	13,211
Australia	975	898
India	1,826	1,666
Indonesia	561	559
Mainland China	2,463	1,948
Malaysia	1,066	1,063
Singapore	1,339	1,319
Taiwan	491	501
Other	1,183	1,289

Year ended 31 December	23,629	22,454

In Hong Kong, revenue increased by 4%, primarily in CMB and RBWM and, to a lesser extent, in GB&M. Higher revenue in CMB was due to increased net interest income from growth in term lending across a range of sectors, higher average Payments and Cash Management deposit balances and higher fees from remittance volumes, as well as improved lending spreads.

In RBWM, revenue growth was driven by higher net interest income from increased average lending balances, mainly credit cards and other personal lending, and from growth in average deposit balances, though the benefit of higher volumes was partly offset by spread compression. Net fee income also increased, principally from volume growth in unit trusts, credit card transactions and securities brokerage. In our insurance operations, revenue growth reflected higher premium income, which also contributed to growth in the debt securities portfolio, although this was partly offset by less favourable movements in the PVIF asset from annual actuarial assumption updates.

Revenue in GB&M also increased, mainly in Balance Sheet Management due to portfolio growth, and in Capital Financing from higher average term lending balances. This was partly offset by lower net fee income in Markets due to reduced client flows and in Capital Financing reflecting fee compression.

In mainland China, revenue increased by 26% compared with 2013. In GB&M, we reported greater net interest income from Balance Sheet Management due to portfolio growth and higher reinvestment rates, and a rise in average term lending balances. Additionally, trading income improved in Rates from higher interest income on debt securities and revaluation gains on trading bonds as yields fell, and in Foreign Exchange from increased client flows. Revenue in RBWM increased, mainly from wider deposit spreads as market interest rates rose in the first half of 2014, while in CMB revenue growth was driven by higher average deposit and lending balances.

Elsewhere in Asia, revenue in India rose by 10%, primarily in GB&M from higher Rates trading income due to favourable credit valuation adjustments (‘CVA’s) on derivatives, coupled with higher net interest income from portfolio growth in Balance Sheet Management. In Australia, we reported an increase in revenue of 9%, predominantly in GB&M from higher trading income in Rates and Foreign Exchange. This was partly offset by lower revenue in South Korea following the run-off of our RBWM operations in 2013.

LICs rose by US$167m or 35%, principally in GB&M and CMB from a rise in a small number of individually assessed impairment charges in Hong Kong and mainland China. This was partly offset by a reduction in individually assessed impairment charges in CMB in New Zealand, Malaysia and Vietnam.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operating expenses (US$m)

Operating expenses rose by US$753m following investment in the region, notably in Regulatory Programmes and Compliance, and increased use of our Global Services Centres across the Group. Cost growth also reflected wage inflation and additional headcount, notably in Hong Kong and mainland China to support business growth, mainly in CMB, as well as increased marketing activity. These factors were partly offset by around US$270m of sustainable cost savings achieved in 2014.

Share of profit from associates and joint ventures rose by US$71m, mainly from BoCom, reflecting higher revenue from balance sheet growth and trading income, partly offset by increases in operating expenses and LICs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2013 compared with 2012

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

Singapore’s economic recovery also gathered pace, led by net external demand.

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

In Asia, India and Indonesia were most affected. The current account positions of both economies had significantly deteriorated in recent years, leaving them vulnerable to changes in external financing conditions. In India, structural constraints on growth, including infrastructure bottlenecks, also contributed to a slowdown in activity. The central bank tightened monetary policy during the second half of 2013 in response to concerns over inflation.

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

Review of performance

2013 compared with 2012 commentaries are on a constant currency basis and have not been updated to reflect our change to adjusted performance. Adjusted profit before tax would have been US$14.3bn and US$13.1bn for 2013 and 2012, respectively, as compared with constant currency profit before tax of US$15.9bn and US$17.8bn for 2013 and 2012, respectively. Constant currency, underlying and adjusted are reconciled on pages 105(b) to 105(au).

Our operations in Asia reported a pre-tax profit of US$15.9bn compared with US$18.0bn in 2012, a decrease of 12%. The reduction reflected a 2012 gain following the disposal of our shareholding in Ping An of US$3.0bn, together with a reduction in our share of profit from associates of US$1.4bn as a result of this disposal and the effect of the reclassification of Industrial Bank as a financial investment following its issue of share capital to third parties. These items were partly offset by an accounting gain of US$1.1bn in 2013 on the reclassification of Industrial Bank.

On an underlying basis, which excludes the items above as well as other disposals and the results of disposed-of operations, profit before tax increased by 16% due to the net gain of US$553m on completion of the sale of our investment in Ping An in 2013, compared with adverse fair value movements of US$553m on the Ping An contingent forward sale contract recorded in 2012. Excluding these items, underlying profit before tax increased by 7%, driven by higher net interest income and net fee income in Hong Kong.

The implementation of our strategy to reduce fragmentation across the region continued, leading to the disposal of non-core insurance businesses in Vietnam, South Korea, Taiwan and Singapore, and we announced the closure of a retail brokerage in India and our retail banking operations in South Korea. We also completed the sale of our investment in Ping An in mainland China.

HSBC HOLDINGS PLC

88a

Report of the Directors: Financial Review (continued)

In Hong Kong, we grew our average mortgage balances by 8% with average loan-to-value ratios of 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We continued to develop our digital capabilities and launched our mobile banking application in Hong Kong. We also developed our wealth management capabilities, growing revenue by over 10%. In addition, we enhanced our wealth management systems, simplified the product range and implemented the Global Wealth Incentive Plan to better align customer and business interests.

We further strengthened the collaboration between CMB and GB&M, raising financing for our clients of over US$14bn from debt capital markets and nearly US$4bn from equity capital markets, including the largest IPO in Hong Kong for a mainland Chinese consumer company. In addition, we were awarded Best Trade Finance Bank in Hong Kong by Global Finance.

In GB&M, we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five houses for both equity capital markets and mergers and acquisitions in Hong Kong. We were voted Best Debt House in Hong Kong in the Euromoney 2013 Awards for Excellence and were involved in seven of the ten largest IPOs in Hong Kong this year.

We led the market in offshore renminbi (‘RMB’) bond issuance in Hong Kong, including the RMB3bn (US$491m) government bond issue in December 2013 by mainland China’s Ministry of Finance, and were voted ‘Best provider of offshore renminbi products and services’ for the second year running by Asiamoney. We also won the award for RMB House of the Year from Asia Risk.

We announced the sale of our shareholding in Bank of Shanghai in 2013, a transaction which is expected to complete in the first half of 2014.

In mainland China, where we continued to expand our branch network, we had 162 HSBC outlets, 23 HSBC rural bank outlets and 48 Hang Seng Bank outlets at the end of the year. We were also one of the first foreign banks to be approved to distribute domestic funds to retail investors. In addition, we were the market leader in mainland China’s state-owned enterprise bond issuances and we were awarded Best Foreign Commercial Bank in China by FinanceAsia.

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

We continued to develop our Payments and Cash Management product offering across the region and were awarded the ‘Best Cash Management House in Asia’ by Euromoney. We also strengthened our Project and Export Finance capabilities and were named the Best Project Finance House in Asia by Euromoney for the third consecutive year. Our strength in DCM continued, and we were the No.1 bookrunner in Asia-ex Japan bonds. We were awarded the Domestic Bond House of the Year by IFR Asia.

Net interest income rose by US$839m, primarily in Hong Kong, led by RBWM and supported by GB&M and CMB. The increase was mainly due to higher average lending balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio. Mortgage lending in RBWM in Hong Kong increased, although the rate of growth began to slow during 2013 as transaction volumes in the property market reduced.

Average residential mortgage balances also grew in mainland China and Australia, as we focused on secured lending, and in Singapore reflecting growth in 2012.

In addition, there was strong loan growth in both CMB and GB&M, driven by trade-related lending in the first half of 2013 and an increase in commercial real estate and other property-related lending in the second half of the year, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interbank interest rates.

Net fee income rose by US$595m in 2013, led by RBWM in Hong Kong as strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income also increased due to a rise in debt and equity underwriting and corporate finance activity compared with 2012, in part reflecting collaboration between GB&M and CMB. In CMB, fee income growth reflected an increase in trade and Payments and Cash Management volumes.

Net trading income was US$434m lower, in part from further adverse fair value movements in mainland China on the Ping An contingent forward sale contract of US$682m, compared with US$553m in 2012. In addition, in GB&M, net trading income included a favourable DVA of US$40m in 2013, while 2012 included a favourable DVA of US$136m, arising from a change in estimation methodology reflecting evolving market practices. Rates revenues decreased, largely from reduced bond holdings

HSBC HOLDINGS PLC

88b

Report of the Directors: Financial Review (continued)

in a number of countries and revaluation losses as bond yields rose, notably in mainland China. Foreign Exchange revenues also fell as market conditions in 2012 were not repeated. This was partly offset by favourable movements on the CVA in 2013, compared with adverse movements in 2012 arising from the change in estimation methodology as noted above.

Net income from financial instruments designated at fair value was US$314m compared with US$554m in 2012, primarily due to lower net investment returns on assets held by the insurance business reflecting weaker equity markets and falling bond prices. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with DPF, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were US$936m higher, primarily in mainland China due to the gain on completion of disposal of our investment in Ping An of US$1.2bn, which was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract included in ‘Net trading income’ leading to a net gain of US$553m. Gains less losses from financial investments were also partly offset by the non-recurrence of the gain on sale of our shares in four Indian banks in 2012.

We reported a gain on disposal of Ping An of US$3.0bn in 2012.

Dividend income was US$153m compared with US$26m in 2012, mainly due to the dividend from Industrial Bank following its reclassification as a financial investment during the year.

Net earned insurance premiums grew by 2%, driven by Hong Kong, due to increased renewals of deferred annuity and unit-linked insurance contracts, partly offset by the absence of non-life insurance premiums following the disposal of the HSBC and Hang Seng Bank general insurance businesses in 2012, and lower new business premiums. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income increased by US$812m. We recorded an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties, and a gain on the disposal of our investment in Bao Viet Holdings of US$104m. In 2012, we recorded gains totalling US$305m on a reported basis following the sales of our RBWM business in Thailand, our GPB business in Japan and our interest in a property company in the Philippines.

LICs were in line with 2012 as higher charges in Hong Kong due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, were broadly offset by the non-recurrence of a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M.

Operating expenses rose by US$139m in 2013, primarily in Hong Kong, reflecting higher marketing expenditure, costs relating to the introduction of updated payment cards and information technology platforms, as well as increased property rental and maintenance costs. In addition, staff costs increased as a result of changes to the recognition of pension costs. Costs rose in India from increased use of the service centres and in mainland China from wage inflation, higher staff numbers and branch expansion. These increases were offset by the partial write back of a litigation provision in Singapore and Australia compared with a charge in 2012.

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

HSBC HOLDINGS PLC

88c

Report of the Directors: Financial Review (continued)

Profit before tax and balance sheet data – Asia

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit before tax

Net interest income/(expense)	5,003	3,439	3,579	177	(16)	91	12,273
Net fee income	2,792	1,529	1,311	272	6	–	5,910
Trading income/(expense) excluding net interest income	216	382	1,220	142	(5)	–	1,955
Net interest income/(expense) on trading activities	(13)	(9)	771	–	9	(91)	667

Net trading income[50]	203	373	1,991	142	4	(91)	2,622
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(4)	–	(4)
Net income/(expense) from other financial instruments designated at fair value	543	(6)	(2)	–	2	–	537

Net income/(expense) from financial instruments designated at fair value	543	(6)	(2)	–	(2)	–	533
Gains less losses from financial investments	1	5	46	–	148	–	200
Dividend income	1	–	1	–	177	–	179
Net insurance premium income	6,596	794	–	–	–	–	7,390
Other operating income	516	95	141	3	2,734	(1,158)	2,331

Total operating income	15,655	6,229	7,067	594	3,051	(1,158)	31,438
Net insurance claims[56]	(6,979)	(782)	–	–	–	–	(7,761)

Net operating income[4]	8,676	5,447	7,067	594	3,051	(1,158)	23,677
Loan impairment (charges)/ recoveries and other credit risk provisions	(317)	(228)	(103)	1	–	–	(647)

Net operating income	8,359	5,219	6,964	595	3,051	(1,158)	23,030
Total operating expenses	(4,191)	(1,897)	(2,686)	(384)	(2,427)	1,158	(10,427)

Operating profit	4,168	3,322	4,278	211	624	–	12,603
Share of profit in associates and joint ventures	304	1,420	298	–	–	–	2,022

Profit before tax	4,472	4,742	4,576	211	624	–	14,625

	%	%	%	%	%		%

Share of HSBC’s profit before tax	23.9	25.4	24.5	1.1	3.4		78.3
Cost efficiency ratio	48.3	34.8	38.0	64.6	79.5		44.0

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	115,643	132,509	99,934	12,894	1,975		362,955
Total assets	166,577	158,747	548,865	14,905	79,477	(89,848)	878,723
Customer accounts[27]	286,670	155,608	104,896	29,847	470		577,491

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit before tax

Net interest income/(expense)	4,895	3,103	3,245	205	(124)	108	11,432
Net fee income/(expense)	2,758	1,518	1,419	249	(8)	–	5,936
Trading income/(expense) excluding net interest income	238	377	1,483	175	(739)	–	1,534
Net interest income/(expense) on trading activities	(16)	(6)	608	–	14	(108)	492

Net trading income/(expense)[50]	222	371	2,091	175	(725)	(108)	2,026
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1)	–	(1)
Net income/(expense) from other financial instruments designated at fair value	315	–	7	–	(7)	–	315

Net income/(expense) from financial instruments designated at fair value	315	–	7	–	(8)	–	314
Gains less losses from financial investments	(1)	–	58	14	1,204	–	1,275
Dividend income	–	1	6	–	145	–	152
Net insurance premium income	6,263	654	1	–	–	–	6,918
Other operating income	764	97	163	12	3,871	(1,232)	3,675

Total operating income	15,216	5,744	6,990	655	4,355	(1,232)	31,728
Net insurance claims[56]	(6,609)	(687)	–	–	–	–	(7,296)

Net operating income[4]	8,607	5,057	6,990	655	4,355	(1,232)	24,432
Loan impairment charges and other credit risk provisions	(347)	(144)	(3)	(4)	–	–	(498)

Net operating income	8,260	4,913	6,987	651	4,355	(1,232)	23,934
Total operating expenses	(4,138)	(1,786)	(2,560)	(367)	(2,317)	1,232	(9,936)

Operating profit	4,122	3,127	4,427	284	2,038	–	13,998
Share of profit/(loss) in associates and joint ventures	297	1,331	248	–	(21)	–	1,855

Profit before tax	4,419	4,458	4,675	284	2,017	–	15,853

	%	%	%	%	%		%

Share of HSBC’s profit before tax	19.6	19.8	20.7	1.3	8.9		70.3
Cost efficiency ratio	48.1	35.3	36.6	56.0	53.2		40.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	111,769	122,882	89,722	10,904	1,620		336,897
Total assets	158,456	146,898	515,023	12,994	82,453	(84,033)	831,791
Customer accounts[27]	278,392	141,958	96,546	31,250	337		548,483

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit before tax and balance sheet data – Asia (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit before tax

Net interest income/(expense)	4,638	3,025	3,243	251	(345)	(105)	10,707
Net fee income	2,623	1,349	1,214	226	6	–	5,418
Trading income/(expense) excluding net interest income	272	351	1,668	237	(594)	–	1,934
Net interest income/(expense) on trading activities	4	(1)	452	–	22	105	582

Net trading income/(expense)[49]	276	350	2,120	237	(572)	105	2,516
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(4)	–	(4)
Net income/(expense) from other financial instruments designated at fair value	620	(52)	20	–	(31)	–	557

Net income/(expense) from financial instruments designated at fair value	620	(52)	20	–	(35)	–	553
Gains less losses from financial investments	(1)	2	(8)	7	338	–	338
Dividend income	–	1	6	–	22	–	29
Net insurance premium income	5,863	898	8	–	–	–	6,769
Gain on disposal of Ping An	–	–	–	–	3,012	–	3,012
Other operating income	922	317	159	81	2,723	(1,128)	3,074

Total operating income	14,941	5,890	6,762	802	5,149	(1,128)	32,416
Net insurance claims[56]	(6,280)	(797)	(7)	–	–	–	(7,084)

Net operating income[1]	8,661	5,093	6,755	802	5,149	(1,128)	25,332
Loan impairment (charges)/ recoveries and other credit risk provisions	(331)	(151)	(31)	3	–	–	(510)

Net operating income	8,330	4,942	6,724	805	5,149	(1,128)	24,822
Total operating expenses	(4,057)	(1,712)	(2,542)	(397)	(2,400)	1,128	(9,980)

Operating profit	4,273	3,230	4,182	408	2,749	–	14,842
Share of profit/(loss) in associates and joint ventures	938	1,560	661	–	29	–	3,188

Profit before tax	5,211	4,790	4,843	408	2,778	–	18,030

	%	%	%	%	%		%

Share of HSBC’s profit before tax	25.2	23.2	23.5	2.0	13.4		87.3
Cost efficiency ratio	46.8	33.6	37.6	49.5	46.6		39.4

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	108,542	106,912	83,895	9,702	1,614		310,665
Total assets	151,694	131,179	458,069	32,847	105,619	(74,699)	804,709
Customer accounts[27]	264,879	135,017	98,488	30,661	709		529,754

For footnotes, see page 109.

HSBC HOLDINGS PLC

90a

Report of the Directors: Financial Review (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us wide coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s sixth largest bank by total assets.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	1,519	1,486	1,470
Net fee income	650	622	595
Net trading income	314	357	390
Other income	65	38	(25)

Net operating income[4]	2,548	2,503	2,430
LICs[43]	6	42	(286)

Net operating income	2,554	2,545	2,144
Total operating expenses	(1,216)	(1,289)	(1,166)

Operating profit	1,338	1,256	978
Income from associates[44]	488	438	372

Profit before tax	1,826	1,694	1,350
Cost efficiency ratio	47.7%	51.5%	48.0%
RoRWA[36]	2.9%	2.7%	2.2%
Year-end staff numbers	8,305	8,618	8,765

Best Investment Bank in the

Middle East

(Euromoney 2014)

Record reported profit before tax of

US$1.8bn

Completed disposal of our operations in

Jordan and Pakistan

in line with the Group’s

six filters investment criteria

For footnotes, see page 109.

For footnotes, see page 109.

Economic background

Economic activity across the Middle East and North Africa remained strong during 2014, despite heightened geopolitical uncertainties and weaker global oil prices towards the end of the year. The region’s energy exporters fared particularly well, buoyed by an oil-funded fiscal stimulus and an expansionary monetary stance. Saudi Arabia, the Middle East’s largest oil exporter, grew strongly as the Kingdom pushed ahead with its infrastructure and industrial expansion programme. The United Arab Emirates (‘UAE’), however, showed the most significant gains in momentum, boosted by growth in both its export-orientated non-oil sector and an increasingly expansionary fiscal stance. Though showing some gains as growth picked up speed, inflation remained muted at under 5% across the Gulf.

Egypt showed further signs of stabilisation in 2014. Although still below the trend levels that prevailed prior to the 2011 revolution, some momentum in growth was achieved in the second half of the year, boosted by the receipt of further concessional funding and an improvement in political order and policy making following the May presidential election. Inflation rose and the budget deficit remained high, recording a third successive double-digit deficit as a percentage of GDP. International reserves fell in the latter months of the year, highlighting ongoing pressure on the currency which remained subject to significant controls.

Financial overview

Profit before tax (US$m)

Our operations in the Middle East and North Africa reported a profit before tax of US$1.8bn, an increase of 8% on a reported basis, despite the effects of business disposals, including the loss on sale of our Pakistan business. See page 42 for further details of our significant items.

On an adjusted basis, profit before tax grew by 11% driven by higher revenue and increased income from our associate, The Saudi British Bank.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Egypt	64	94	177	–	–	335
United Arab Emirates	154	190	364	–	(46)	662
Saudi Arabia	91	168	203	19	5	486
Other	14	152	182	–	(5)	343

Year ended 31 December 2014	323	604	926	19	(46)	1,826

Egypt	31	37	166	–	(29)	205
United Arab Emirates	142	290	275	1	(72)	636
Saudi Arabia	82	146	188	15	7	438
Other	3	172	240	–	–	415

Year ended 31 December 2013	258	645	869	16	(94)	1,694

Egypt	67	71	157	–	(5)	290
United Arab Emirates	143	235	141	1	(56)	464
Saudi Arabia	60	120	170	9	18	377
Other	(18)	161	113	–	(37)	219

Year ended 31 December 2012	252	587	581	10	(80)	1,350

Country business highlights

In the UAE, we made significant progress in executing the strategic plan we announced in 2013. In RBWM, we expanded our range of products in Wealth Management, including the launch of the International Bonds and Portfolio Advisory Service to widen our offering for Premier clients. The introduction of a financial health check to better understand customer needs coupled with the opening of a Customer Service Unit in Abu Dhabi illustrated our focus on putting the customer first.

In CMB, we enhanced our services to customers that trade internationally by completing the implementation of our International Subsidiary Business model across the region in order to better meet their cross-border banking requirements and cement our strategic relationships. We also launched a second tranche of the International Growth Fund for AED1bn (US$272m). We continued to invest in our Payments and Cash Management business including recruiting client-facing and specialised staff and won the Best Regional Cash Management Provider in the Middle East award.

In GB&M, we advised a major regional airline on its investment in a European air carrier and a large investment company in Dubai on its inaugural US$1bn bond issue. In addition, we increased our collaboration with CMB, particularly in Capital Financing, focusing on existing clients and taking advantage of our connectivity with other regions.

The drop in oil prices did not have a material impact on our financial performance in the UAE.

In Egypt, in RBWM, we expanded our product offering with enhanced features and reduced pricing for credit cards, and were ranked number one in the customer recommendation index. In GB&M, we acted as the global coordinator, structuring bank, mandated lead arranger and facility agent for a government entity. This reflected our commitment to supporting the Egyptian government’s plan for the development of the country’s infrastructure.

In Saudi Arabia, through our associates, The Saudi British Bank and HSBC Saudi Arabia Limited, we acted as joint financial advisor, joint lead manager and a receiving bank on the US$6bn National Commercial Bank initial public offering (‘IPO’). This was the Middle East’s largest ever IPO and the world’s second largest in 2014.

Review of adjusted performance45

Revenue (US$m)

Revenue increased in the majority of our markets, most notably in Egypt in all global businesses and in the UAE.

Country view of adjusted revenue

	2014	2013
	US$m	US$m

UAE	1,448	1,401
Egypt	531	451
Rest of MENA	566	550

Year ended 31 December	2,545	2,402

In Egypt, revenue increased by US$80m, reflecting higher net interest income in RBWM due to improved deposit spreads as a result of re-pricing, and the non-recurrence of losses on disposal of available-for-sale debt securities

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

in GB&M in 2013. In addition, the Central Bank resumed interest payments on overnight placements during 2014, which contributed to the rise in revenue in all global businesses.

In the UAE, revenue increased by US$47m, primarily in GB&M reflecting a rise in Capital Financing due to increased advisory mandates in Project and Export Finance and a gain on restructuring a specific loan in Credit and Lending. In addition, revenue rose in our Equities and Securities Services businesses from increased customer flows, which in part reflected the upgrade of the UAE to emerging markets status in the MSCI Index. In RBWM, revenue increased, but to a lesser extent, reflecting higher net interest income as mortgage balances rose and deposit spreads improved due to re-pricing initiatives. This was partially offset by reduced revenue in CMB from lower spreads on lending balances, reflecting a highly liquid and competitive market coupled with lower charges on foreign exchange transactions in Payments and Cash Management.

In the rest of the region, revenue was higher with increases in Oman and Qatar partly offset by a reduction in Algeria. Higher revenue in Oman in part reflected growth in customer advances in CMB. The increase in Qatar was driven by fees in GB&M reflecting increased customer flows in our Securities Services business, which in part reflected the upgrade of Qatar to emerging markets status in the MSCI Index. The reduction in Algeria reflected regulatory restrictions on foreign exchange spreads charged on corporate customer transactions.

Net loan impairment releases were lower by US$44m, primarily driven by lower impairment releases for a particular UAE-related exposure in GB&M.

Operating expenses (US$m)

Operating expenses of US$1,183m decreased by US$31m, mainly due to reductions in Egypt and the UAE. In Egypt, expenses fell following charges recorded in 2013 relating to changes in the interpretation of tax regulations. In the UAE, expenses reduced due to the non-recurrence of charges incurred in 2013 on customer redress programmes in RBWM relating to fees charged on overseas credit card transactions. This was partly offset by wage inflation, investment in Regulatory Programmes and Compliance, growth in customer-facing staff in RBWM and increased service and product support staff in CMB.

Share of profits from associates and joint ventures increased by 12%, mainly from The Saudi British Bank. This was driven by higher revenue resulting from strong balance sheet growth.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2013 compared with 2012

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

Review of performance

2013 compared with 2012 commentaries are on a constant currency basis and have not been updated to reflect our change to adjusted performance. For comparison, adjusted profit before tax would have been US$1.7bn and US$1.4bn for 2013 and 2012 respectively as compared with constant currency profit before tax of US$1.7bn and US$1.3bn for 2013 and 2012 respectively. Constant currency, underlying and adjusted are reconciled on pages 105(b) to 105(au).

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

We renewed our primary dealer licence for trading in Government of Egypt treasury bills and bonds, ranking as one of the largest primary dealers in the Egyptian market.

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

HSBC HOLDINGS PLC

93a

Report of the Directors: Financial Review (continued)

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

HSBC HOLDINGS PLC

93b

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income	615	467	410	–	3	24	1,519
Net fee income/(expense)	152	268	240	–	(10)	–	650
Trading income/(expense) excluding net interest income	58	68	207	–	(5)	–	328
Net interest income on trading activities	–	–	10	–	–	(24)	(14)
Net trading income/(expense)[50]	58	68	217	–	(5)	(24)	314

Net expense from financial instruments designated at fair value	–	–	–	–	(3)	–	(3)
Gains less losses from financial investments	1	1	20	–	–	–	22
Dividend income	1	1	12	–	–	–	14
Other operating income	8	–	27	–	108	(111)	32

Total operating income	835	805	926	–	93	(111)	2,548

Net insurance claims[56]	–	–	–	–	–	–	–

Net operating income[4]	835	805	926	–	93	(111)	2,548

Loan impairment (charges)/recoveries and other credit risk provisions	(26)	(21)	53	–	–	–	6

Net operating income	809	784	979	–	93	(111)	2,554

Total operating expenses	(578)	(348)	(256)	–	(145)	111	(1,216)

Operating profit/(loss)	231	436	723	–	(52)	–	1,338

Share of profit in associates and joint ventures	92	168	203	19	6	–	488

Profit/(loss) before tax	323	604	926	19	(46)	–	1,826

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.7	3.2	5.0	0.1	(0.2)		9.8
Cost efficiency ratio	69.2	43.2	27.6	–	155.9		47.7
Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	6,318	13,104	9,641	–	–		29,063
Total assets	7,073	14,911	39,229	77	2,900	(1,773)	62,417
Customer accounts[27]	18,024	11,809	9,630	–	257		39,720

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income	585	486	390	–	4	21	1,486
Net fee income/(expense)	161	269	197	–	(5)	–	622
Trading income excluding net interest income	59	85	220	–	–	–	364
Net interest income on trading activities	–	–	14	–	–	(21)	(7)
Net trading income[50]	59	85	234	–	–	(21)	357

Net expense from financial instruments designated at fair value	–	–	–	–	(2)	–	(2)
Gains less losses from financial investments	–	–	(18)	–	–	–	(18)
Dividend income	–	–	9	–	–	–	9
Other operating income	25	30	15	–	99	(120)	49

Total operating income	830	870	827	–	96	(120)	2,503

Net insurance claims[56]	–	–	–	–	–	–	–

Net operating income[4]	830	870	827	–	96	(120)	2,503

Loan impairment (charges)/ recoveries and other credit risk provisions	(49)	(20)	110	1	–	–	42

Net operating income	781	850	937	1	96	(120)	2,545

Total operating expenses	(606)	(350)	(256)	–	(197)	120	(1,289)

Operating profit/(loss)	175	500	681	1	(101)	–	1,256

Share of profit in associates and joint ventures	83	145	188	15	7	–	438

Profit/(loss) before tax	258	645	869	16	(94)	–	1,694

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.9	3.8	0.1	(0.4)		7.5
Cost efficiency ratio	73.0	40.2	31.0	–	205.2		51.5

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	6,152	11,814	9,241	–	4		27,211
Total assets	7,016	13,776	39,302	64	3,340	(2,688)	60,810
Customer accounts[27]	18,771	12,402	7,432	1	77		38,683

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income	597	492	367	1	42	(29)	1,470
Net fee income/(expense)	164	279	160	1	(9)	–	595
Trading income excluding net interest income	68	94	208	–	3	–	373
Net interest income/(expense) on trading activities	–	2	30	–	(44)	29	17
Net trading income/(expense)[50]	68	96	238	–	(41)	29	390

Net income from financial instruments designated at fair value	–	–	–	–	(12)	–	(12)
Gains less losses from financial investments	–	–	9	–	–	–	9
Dividend income	–	–	5	–	–	–	5
Other operating income/(expense)	(16)	21	14	1	47	(94)	(27)

Total operating income	813	888	793	3	27	(94)	2,430

Net insurance claims[56]	–	–	–	–	–	–	–

Net operating income[1]	813	888	793	3	27	(94)	2,430

Loan impairment charges and other credit risk provisions	(55)	(110)	(119)	(2)	–	–	(286)

Net operating income	758	778	674	1	27	(94)	2,144

Total operating expenses	(561)	(311)	(264)	–	(124)	94	(1,166)

Operating profit/(loss)	197	467	410	1	(97)	–	978

Share of profit in associates and joint ventures	55	120	171	9	17	–	372

Profit/(loss) before tax	252	587	581	10	(80)	–	1,350

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.2	2.8	2.8	–	(0.3)		6.5
Cost efficiency ratio	69.0	35.0	33.3	–	459.3		48.0
Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	5,828	13,559	8,699	–	–		28,086
Total assets	6,562	15,651	36,582	50	6,840	(3,080)	62,605
Customer accounts[27]	19,802	12,826	6,880	3	72		39,583

For footnotes, see page 109.

HSBC HOLDINGS PLC

95a

Report of the Directors: Financial Review (continued)

North America

Our principal North American businesses are located in the US and Canada. Operations in the US are primarily conducted through HSBC Bank USA, N.A., and HSBC Finance, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. Canadian operations are conducted through HSBC Bank Canada.

	2014 US$m	2013 US$m	2012 US$m

Net interest income	5,015	5,742	8,117
Net fee income	1,940	2,143	2,513
Net trading income	411	948	507
Gains on disposals of US branch network and cards business	–	–	4,012
Other income/(expense)	786	(30)	(456)

Net operating income[4]	8,152	8,803	14,693
LICs[43]	(322)	(1,197)	(3,457)

Net operating income	7,830	7,606	11,236
Total operating expenses	(6,429)	(6,416)	(8,940)

Operating profit	1,401	1,190	2,296
Income from associates[44]	16	31	3

Profit before tax	1,417	1,221	2,299
Cost efficiency ratio	78.9%	72.9%	60.8%
RoRWA[36]	0.6%	0.5%	0.8%
Year-end staff numbers	20,412	20,871	22,443

Best Export Finance Arranger in

North America

(Trade Finance Awards for Excellence – 2014)

11%

increase in

CMB customer lending balances

on a reported basis

73%

decrease in

loan impairment charges

on a reported basis

For footnotes, see page 109.

Economic background

In the US, real GDP rose by 2.4% in 2014, after 2.2% growth in 2013. Both consumer spending and business fixed investment increased at a moderate pace in 2014, climbing 2.5% and 5.2%, respectively. Growth in residential investment slowed markedly, however, to 1.8% in 2014, from 11.9% in 2013. Government expenditure fell by 0.2% in 2014, as a decline in federal government spending more than offset an increase in state and local government expenditure. The unemployment rate fell from 6.7% at the end of 2013 to 5.6% at the end of 2014. CPI inflation averaged 1.6% in 2014, after averaging 1.5% in 2013. The Federal Reserve continued to pursue a highly accommodative monetary policy in 2014, keeping the federal funds rate in a 0.00% to 0.25% range. It gradually reduced its monthly purchases of longer-term Treasury securities and agency mortgage-backed securities during the first ten months of the year, bringing its asset purchase programme to a conclusion at the end of October.

Canadian real GDP grew at a 2.4% annual rate through the first three quarters of 2014, an improvement on the 1.8% increase observed during the comparable period in 2013. Exports were supported by US economic growth and rising oil production. Business investment was largely unchanged in 2014. The annual rate of CPI inflation rose to a peak of 2.4% in late 2013 and early 2014. However, as the oil price fell late in the year, fuel prices declined and the annual rate of inflation dropped to 1.5% in December, below the Bank of Canada’s 2% inflation target. Monetary policy remained accommodative with the Bank of Canada keeping its policy rate at 1% throughout 2014, where it has been since September 2010.

Financial overview

Profit before tax (US$m)

Our operations in North America reported a profit before tax of US$1.4bn in 2014 compared with US$1.2bn in 2013. The increase of US$196m primarily reflected lower LICs, mainly in the US CML portfolio. This was partly offset by lower revenue, primarily reflecting continued CML run-off and a reduction in GB&M in the US. Costs were broadly unchanged as portfolio run-off broadly offset a US$550m charge in relation to a settlement with the Federal Housing Finance Authority.

See page 42 for further details of significant items.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

US	513	400	(403)	82	(60)	532
Canada	96	514	242	–	(23)	829
Other	23	(1)	49	3	(18)	56

Year ended 31 December 2014	632	913	(112)	85	(101)	1,417

US	(358)	296	633	53	(350)	274
Canada	131	506	280	–	(3)	914
Other	20	(16)	16	4	9	33

Year ended 31 December 2013	(207)	786	929	57	(344)	1,221

US	2,746	637	661	72	(2,901)	1,215
Canada	207	577	314	(1)	(16)	1,081
Other	42	(15)	(18)	1	(7)	3

Year ended 31 December 2012	2,995	1,199	957	72	(2,924)	2,299

Adjusted profit before tax was US$63m higher , reflecting a reduction in LICs and operating expenses, partially offset by a decrease in revenue.

Country business highlights

In the US, CMB added US$4.0bn in 2014 to its SME fund which supports businesses that trade or aspire to trade internationally, raising the programme’s total available funding to US$5.0bn. Of this, US$3.7bn was utilised at 31 December 2014. Corporate lending balances rose as we continued to be successful in our markets targeted for expansion, with balances in both the Midwest and the West Coast increasing by more than 25% year on year.

In RBWM, we continued to optimise the mortgage origination process to improve the customer experience and expanded our digital channel capabilities. The re-launch of our Global Premier programme along with other related campaigns led to approximately 22,000 new Premier customers being added in 2014, an increase of 25%.

Despite lower revenue in GB&M, we continued to execute our growth strategy utilising GB&M’s unique client franchise, its geographical network and product capabilities to connect our markets. In addition collaboration with CMB resulted in revenue from its clients rising by 19%.

In Canada, CMB continued to focus on the acquisition of new clients, to whom advances reached over US$1.3bn. We created a dedicated International Subsidiary Banking team to manage and support our international clients on a consistent basis. GB&M focused on increasing its multinational client base, and the Project and Export Finance business continued to reflect growth. Our focus in RBWM continued to be on developing the Premier customer base, building mortgage, credit card, and deposit balances and growing assets under management.

We continued to make progress in our strategy to accelerate the run-off and sale of our US CML portfolio. We completed the sale of several tranches of real estate secured accounts with an aggregate unpaid principal balance of US$2.9bn during 2014 and recognised a cumulative gain on sale of US$168m. Gross lending balances in the CML portfolio, including loans held for sale, were US$25bn at 31 December 2014, a decline of US$5.8bn from 2013.

Review of adjusted performance45

Revenue (US$m)

Revenue fell in the US in RBWM, partly reflecting continued CML run-off, and in GB&M. Revenue also reduced in Canada, mainly reflecting the continued run-off of the Consumer Finance business.

Country view of adjusted revenue

	2014 US$m	2013 US$m

US	6,083	7,071
Canada	1,921	1,975
Other	264	293

Year ended 31 December	8,268	9,339

In the US, revenue decreased by US$988m, mainly in RBWM where lower average lending balances driven by the continued run-off and loan sales of the CML portfolio led to lower net interest income. In addition, loan yields fell, partly reflecting the sale of our higher yielding CML non-real estate personal loan portfolio, which resulted in a significant shift in product mix towards increased levels of lower yielding first lien real estate loans. Revenue also declined due to lower deposit volumes and narrower deposit spreads. The fall in revenue was partly offset by releases of mortgage loan repurchase obligations related to loans previously sold, which compared with provisions in 2013.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Revenue decreased in GB&M, driven by a reduction in Balance Sheet Management income due to lower reported gains on sales of available-for-sale debt securities as a result of our ongoing portfolio repositioning for risk management purposes, and the adverse performance of economic hedges used to manage interest rate risk. Credit revenue also reduced, primarily in our legacy credit portfolio partly reflecting net adverse fair value movements on the portfolio.

By contrast, revenue increased in CMB, mainly reflecting increased lending balances in markets targeted for expansion and higher income in GB&M from increased collaboration in acquisition financing activity.

In Canada, revenue decreased by US$54m, mainly in RBWM reflecting a fall in net interest income due to lower average lending balances from the continued run-off of the Consumer Finance business. Excluding this, RBWM revenues rose, driven by higher fees partly reflecting increased sales of wealth management products. In CMB, revenues also increased, largely because of the non-recurrence of a reduction in the fair value of an investment property held for sale and recognised in 2013. By contrast, GB&M revenue decreased, reflecting lower trading income from foreign exchange and a reduction in reported gains on sales of available-for-sale debt securities.

LICs fell, mainly in the CML portfolio reflecting reduced levels of delinquency, new impaired loans and lower lending balances from the continued run-off and loan sales. This was partly offset by less favourable market value adjustments to underlying property prices because improvements in housing market conditions were less pronounced in 2014 than in 2013. LICs also fell in Principal RBWM, mainly reflecting lower levels of delinquency, and in Canada in CMB from lower individually and collectively assessed impairment charges.

Operating expenses (US$m)

Operating expenses decreased by US$285m, primarily in the US, reflecting lower divestiture costs as our former Cards business reached the end of the data separation process, and lower average staff numbers and costs resulting from the continued run-off and sales of tranches of our CML portfolio. In addition, we also achieved over US$185m of sustainable cost savings, primarily reflecting organisational effectiveness initiatives. Partly offsetting the lower operating expenses were higher legal costs and the growth in costs associated with Regulatory Programmes and Compliance, reflecting our continued investment in Global Standards.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2013 compared with 2012

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

Review of performance

2013 compared with 2012 commentaries are on a constant currency basis and have not been updated to reflect our change to adjusted performance. For comparison, adjusted profit before tax would have been US$2.1bn and US$0.5bn for 2013 and 2012 respectively as compared with constant currency profit before tax of US$1.2bn and US$2.3bn for 2013 and 2012 respectively and underlying profit before tax of US$1.6bn and US$(1.5)bn for 2013 and 2012 respectively. Constant currency, underlying currency and adjusted are reconciled on pages 105(b) to 105(au).

Our operations in North America reported a profit before tax of US$1.2bn in 2013, compared with US$2.3bn in 2012 on both a reported and constant currency basis.

Reported profits in both years included gains and losses on disposal of businesses not aligned to our long-term strategy, notably gains in the US of US$3.1bn and US$864m following the sales of the CRS business and 195 non-strategic retail branches, respectively, in 2012.

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

98a

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

HSBC HOLDINGS PLC

98b

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income	2,645	1,455	587	204	157	(33)	5,015
Net fee income/(expense)	497	572	775	130	(34)	–	1,940
Trading income/(expense) excluding net interest income	(165)	34	302	13	3	–	187
Net interest income/(expense) on trading activities	7	1	183	–	–	33	224
Net trading income/(expense)[50]	(158)	35	485	13	3	33	411
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(99)	–	(99)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(99)	–	(99)
Gains less losses from financial investments	–	15	237	–	5	–	257
Dividend income	13	8	16	3	4	–	44
Net insurance premium income	–	–	–	–	–	–	–
Other operating income	268	61	101	1	1,872	(1,719)	584

Total operating income	3,265	2,146	2,201	351	1,908	(1,719)	8,152
Net insurance claims[56]	–	–	–	–	–	–	–

Net operating income[4]	3,265	2,146	2,201	351	1,908	(1,719)	8,152
Loan impairment (charges)/recoveries and other credit risk provisions	(117)	(148)	(63)	8	(2)	–	(322)

Net operating income	3,148	1,998	2,138	359	1,906	(1,719)	7,830
Total operating expenses	(2,516)	(1,101)	(2,250)	(274)	(2,007)	1,719	(6,429)

Operating profit/(loss)	632	897	(112)	85	(101)	–	1,401
Share of profit in associates and joint ventures	–	16	–	–	–	–	16

Profit/(loss) before tax	632	913	(112)	85	(101)	–	1,417

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.4	4.9	(0.6)	0.5	(0.5)		7.6
Cost efficiency ratio	77.1	51.3	102.2	78.1	105.2		78.9

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	60,365	41,966	21,110	6,346	–		129,787
Total assets	74,680	48,411	319,819	8,386	16,823	(31,260)	436,859
Customer accounts[27]	51,258	45,275	30,301	12,050	–		138,884

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income	3,483	1,430	582	195	89	(37)	5,742
Net fee income	605	593	741	125	79	–	2,143

Trading income excluding net interest income	48	40	613	19	7	–	727
Net interest income on trading activities	11	1	172	–	–	37	221
Net trading income[50]	59	41	785	19	7	37	948
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(288)	–	(288)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(288)	–	(288)
Gains less losses from financial investments	4	–	282	–	8	–	294
Dividend income	12	9	48	4	4	–	77
Net insurance premium income	34	–	–	–	–	–	34
Other operating income/(expense)	(454)	–	229	1	1,829	(1,713)	(108)

Total operating income	3,743	2,073	2,667	344	1,728	(1,713)	8,842
Net insurance claims[56]	(39)	–	–	–	–	–	(39)

Net operating income[4]	3,704	2,073	2,667	344	1,728	(1,713)	8,803
Loan impairment charges and other credit risk provisions	(950)	(223)	(20)	(4)	–	–	(1,197)

Net operating income	2,754	1,850	2,647	340	1,728	(1,713)	7,606
Total operating expenses	(2,960)	(1,096)	(1,718)	(283)	(2,072)	1,713	(6,416)

Operating profit/(loss)	(206)	754	929	57	(344)	–	1,190
Share of profit/(loss) in associates and joint ventures	(1)	32	–	–	–	–	31

Profit/(loss) before tax	(207)	786	929	57	(344)	–	1,221

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.9)	3.5	4.1	0.3	(1.6)		5.4
Cost efficiency ratio	79.9	52.9	64.4	82.3	119.9		72.9

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	66,192	37,735	18,070	5,956	–		127,953
Total assets	82,530	45,706	313,701	8,542	13,211	(31,655)	432,035
Customer accounts[27]	53,600	49,225	24,113	13,871	–		140,809

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m [68]	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m
Profit/(loss) before tax

Net interest income	5,481	1,443	948	192	118	(65)	8,117
Net fee income	923	562	716	124	188	–	2,513
Trading income/(expense) excluding net interest income	(216)	47	466	20	16	–	333
Net interest income on trading activities	17	1	91	–	–	65	174
Net trading income/(expense)[50]	(199)	48	557	20	16	65	507
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,219)	–	(1,219)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(1,219)	–	(1,219)
Gains less losses from financial investments	27	–	223	(7)	8	–	251
Dividend income	15	11	32	3	–	–	61
Net insurance premium income	193	–	–	–	–	–	193
Gains on disposal of US branch network and cards business	3,735	277	–	–	–	–	4,012
Other operating income	173	149	191	5	1,787	(1,899)	406

Total operating income	10,348	2,490	2,667	337	898	(1,899)	14,841
Net insurance claims[56]	(148)	–	–	–	–	–	(148)

Net operating income[1]	10,200	2,490	2,667	337	898	(1,899)	14,693
Loan impairment (charges)/recoveries and other credit risk provisions	(3,241)	(148)	(71)	3	–	–	(3,457)

Net operating income	6,959	2,342	2,596	340	898	(1,899)	11,236
Total operating expenses	(3,966)	(1,144)	(1,639)	(268)	(3,822)	1,899	(8,940)

Operating profit/(loss)	2,993	1,198	957	72	(2,924)	–	2,296
Share of profit in associates and joint ventures	2	1	–	–	–	–	3

Profit/(loss) before tax	2,995	1,199	957	72	(2,924)	–	2,299

	%	%	%	%	%		%

Share of HSBC’s profit before tax	14.5	5.8	4.6	0.3	(14.2)		11.1
Cost efficiency ratio	38.9	45.9	61.5	79.5	425.6		60.8

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	76,414	36,387	16,217	5,457	–		134,475
Total assets	101,103	48,604	345,040	8,828	12,659	(25,987)	490,247
Customer accounts[27]	57,758	48,080	22,258	13,553	51		141,700

For footnotes, see page 109.

HSBC HOLDINGS PLC

100a

Report of the Directors: Financial Review (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A. and HSBC Bank Argentina S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico and Argentina.

	2014	2013	2012
	US$m	US$m	US$m

Net interest income	5,310	6,186	6,984
Net fee income	1,415	1,701	1,735
Net trading income	856	936	971
Other income	691	1,745	1,261

Net operating income[4]	8,272	10,568	10,951
LICs[43]	(2,124)	(2,666)	(2,137)

Net operating income	6,148	7,902	8,814
Total operating expenses	(5,932)	(5,930)	(6,430)

Operating profit	216	1,972	2,384
Income from associates[44]	–	–	–

Profit before tax	216	1,972	2,384
Cost efficiency ratio	71.7%	56.1%	58.7%
RoRWA[36]	0.2%	2.0%	2.4%
Year-end staff numbers	41,201	42,542	46,556

Further progress made in repositioning

our businesses in Brazil and Mexico

Loan House and Bond House of the Year

(LatinFinance, 2014)

#1

in Domestic Cash Management

in Argentina and Mexico

(Euromoney Cash Management Survey, 2014)

For footnotes, see page 109.

Economic background

Data for the third quarter of 2014 suggested that Latin America may have seen a material slowdown in its average real annual GDP growth in 2014 to nearly 1.0% from 2.6% in 2013.

A slowdown in the Brazilian economy explains much of this weakness. The level of economic activity was broadly unchanged in 2014 following growth of 2.5% in 2013, but deteriorating business confidence and the resulting contraction in business investment spending were the main factors behind the economic slowdown. To mitigate inflationary pressures from a weakening currency, the central bank raised the key policy rate by 75bps in the fourth quarter to 11.75%.

Mexico’s economic growth accelerated in 2014 after low real GDP growth of only 1.1% in 2013. Consumer spending, the main area of weakness in 2013, accelerated during the year and the improvement in US demand served to boost exports. Inflationary pressures remained muted and the Mexican central bank cut its key policy rate to 3% from 3.5% at the start of the year.

The Argentinian economy contracted in 2014 due to falling commodity prices, a stagnant Brazilian economy and a technical default on the dollar-denominated external debt of the country. A significant devaluation of the Argentine peso at the beginning of 2014 fuelled higher inflation.

Financial overview

Profit before tax (US$m)

Latin America reported a profit before tax of US$216m in 2014 compared with US$2.0bn in 2013. The reduction was due to lower revenue, primarily driven by the non-recurrence of the US$1.1bn gain on sale of our operations in Panama in 2013 partly offset by a decrease in LICs.

Adjusted profit before tax decreased by US$326m, and included a loss before tax in Brazil. The reduction in profit primarily reflected higher operating expenses, mainly due to inflationary and union-agreed salary increases in Brazil and Argentina, and lower revenue in Mexico and Brazil as we progressed with repositioning our business. These factors were partly offset by an increase in revenue in Argentina and a reduction in LICs, primarily in Mexico.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Argentina	52	135	219	–	(22)	384
Brazil	(174)	(153)	115	(2)	(33)	(247)
Mexico	36	(52)	89	(2)	(20)	51
Other	(4)	7	27	–	(2)	28

Year ended 31 December 2014	(90)	(63)	450	(4)	(77)	216

Argentina	97	142	170	–	(1)	408
Brazil	(114)	(43)	514	5	(11)	351
Mexico	154	(160)	115	(3)	11	117
Other	289	525	368	(1)	(85)	1,096

Year ended 31 December 2013	426	464	1,167	1	(86)	1,972

Argentina	209	169	174	–	(46)	506
Brazil	94	359	696	17	(43)	1,123
Mexico	338	176	201	2	(18)	699
Other	(33)	47	82	1	(41)	56

Year ended 31 December 2012	608	751	1,153	20	(148)	2,384

Country business highlights

In 2014, in our priority growth markets of Brazil, Mexico and Argentina, we continued to implement strategic initiatives to improve future returns whilst we faced economic and inflationary pressures.

In Brazil, we made progress in our efforts to transform the business in order to ensure its long-term sustainability. In RBWM, we are updating our business model by concentrating RMs on specific client segments in order to better serve customer needs. We also updated certain features of our lending products to improve our competitiveness such as increasing the duration of some of our personal loans, and further strengthened our retail credit capabilities to improve the quality of originations. We continued to rationalise our branch network, closing 21 branches in areas with lower growth potential as we concentrated our efforts on city clusters with faster-growing revenue pools, and launching 60 client service units with a focus on sales and automated transactions. In CMB, we increased MME market presence and in RBWM we grew lending by 4% following contraction in the past two years. In addition, we saw increased client activity in GB&M, mainly in our Rates business.

In Mexico, we remained focused on achieving sustainable growth although revenue was subdued. In RBWM we introduced RMs dedicated to our Advance segment to improve productivity and customer experience. We launched a balance transfer campaign, selectively increased credit limits for lower risk customers and saw mortgage balances grow by 5% reflecting competitive pricing. In CMB we improved processes in the Business Banking segment to allow RMs to better support their clients. In GB&M, lending balances rose by 48% as a result of new business initiatives following energy reforms in the second half of 2014. We made strong progress on repositioning our business, which has reduced customer numbers, and continued to focus on streamlining, managing our cost base and strengthening our risk management and controls.

In Argentina, we continued to manage our business conservatively as the economic environment remained challenging. We focused our growth on GB&M and corporate CMB customers and continued to follow cautious lending policies in RBWM and Business Banking. We retained leading market positions in Trade and Foreign Exchange.

Review of adjusted performance45

Revenue (US$m)

Revenue was higher in Argentina due to favourable results in GB&M and growth in RBWM and CMB. This was partly offset by reductions in Mexico across all global businesses and in Brazil, primarily in CMB and GB&M.

Country view of adjusted revenue

	2014	2013
	US$m	US$m

Argentina	1,070	718
Brazil	4,821	4,932
Mexico	2,304	2,479
Other	58	(54)

Year ended 31 December	8,253	8,075

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In Argentina, revenue increased by US$352m, primarily in GB&M, together with growth in RBWM and CMB. In GB&M, the increase reflected favourable trading results and higher revenue in Balance Sheet Management, as volumes and spreads related to short-term funds grew in a volatile market.

Revenue increased in RBWM, primarily due to growth in insurance revenue from higher investment income which reflected movements in the bond markets. In addition, revenue rose from increased net interest income, driven by wider spreads due to higher interest rates coupled with growth in average deposit balances. In CMB, revenue increased due to growth in net interest income reflecting wider spreads due to an increase in interest rates, higher average lending balances and growth in Payments and Cash Management deposit balances. Higher balances also led to increased fees from both Payments and Cash Management and Trade products.

In Mexico, revenue decreased by US$175m, mainly in RBWM and, to a lesser extent, in CMB and GB&M.

In RBWM, revenue fell primarily due to lower sales volumes in the insurance business. Revenue was also adversely affected as we continued to progress with repositioning the business. In addition, we experienced narrower liability spreads on current accounts, savings and deposits following a decrease in interest rates although the effect was partly offset by higher mortgage balances.

In CMB, net interest income decreased due to asset spread compression and a reduction in average lending balances. This was notably in Business Banking, where we continued to reposition the business, there were pre-payments by a small number of large corporates and a portion of loans to certain homebuilders were written off. Net interest income was also adversely affected by narrower deposit spreads following a decrease in interest rates. In addition, fee income decreased as a result of lower Account Services and Payments and Cash Management fees reflecting fewer customers, as we continued to reposition the business.

In GB&M, lower revenue was primarily due to market movements which affected counterparty credit spreads resulting in increased CVA charges, and lower gains on disposal of available-for-sale securities.

In Brazil, revenue decreased in CMB and GB&M, while RBWM remained broadly unchanged. In CMB, revenue was lower, despite growth in overall lending balances, as the portfolio mix changed to reflect an increase in lower-yielding MMEs.

In GB&M, revenue reduced in Balance Sheet Management, though this was partly offset by growth in Rates revenue, driven by higher client activity. Revenue in RBWM was broadly unchanged. Insurance revenue increased due to favourable movements in the PVIF asset compared with adverse movements in 2013. This was offset by a decrease in fee income across a number of products, in part reflecting a change in mix by customers towards more secured, lower-yielding assets and strong market competition.

LICs fell, primarily in Mexico and, to a lesser extent, in Brazil.

In Mexico, LICs improved due to lower individually assessed charges in CMB, in particular relating to certain homebuilders following a change in the public housing policy in 2013, and in GB&M due to the non-recurrence of a large specific provision booked in 2013.

In Brazil, the fall was driven by changes to the impairment model and assumption revisions for restructured loan account portfolios which occurred in 2013 in both RBWM and CMB. In addition, collectively assessed impairments reduced in CMB, notably in Business Banking, reflecting improved delinquency rates. This was partly offset by an increase in GB&M driven by an individually assessed impairment and a provision made against a guarantee.

Operating expenses (US$m)

Operating expenses increased by US$796m, primarily in Brazil and Argentina, largely due to union-agreed salary increases and inflationary pressures. In addition, we saw higher transactional taxes in Argentina in line with a growth in revenue and increased infrastructure costs across the region. We also incurred specific costs in Brazil in 2014 relating to an accelerated depreciation charge and an impairment of an intangible asset in RBWM. Despite these factors, our strict cost control continued and we progressed with our strategic focus on streamlining, which resulted in sustainable cost savings of over US$155m.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

2013 compared with 2012

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

Review of performance

2013 compared with 2012 commentaries are on a constant currency basis and have not been updated to reflect our change to adjusted performance. For comparison, adjusted profit before tax would have been US$0.8bn and US$2.1bn for 2013 and 2012 respectively as compared with constant currency profit before tax of US$2.0bn and US$2.2bn for 2013 and 2012 respectively and underlying profit before tax of US$0.7bn and US$1.9bn for 2013 and 2012 respectively. Constant currency, underlying currency and adjusted are reconciled on pages 105(b) to 105(au).

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

We made significant progress on repositioning our business in the region, with a particular focus on our priority growth markets of Brazil, Mexico and Argentina. We also completed the disposal of operations in Panama, Peru and Paraguay, along with the sale of a portfolio of our non-life insurance assets and liabilities and a non-strategic business in Mexico. We expect to complete the sale of our operations in Colombia and Uruguay in 2014, subject to regulatory approvals. While our performance was affected by slower economic growth and inflationary pressures, we continued to implement the Group’s strategy in our core priority markets in order to reposition our portfolios. We made significant progress in exiting certain businesses and products, strengthening transaction monitoring and account opening, and investing in improved compliance across the region.

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

In Mexico, net interest income remained broadly unchanged. It decreased in CMB reflecting large prepayments relating to a small number of corporates, and in GB&M as maturing investments were renewed at lower reinvestment rates. These falls were offset by an increase in RBWM as the launch of successful sales campaigns resulted in higher average lending balances, notably in payroll and personal lending.

HSBC HOLDINGS PLC

103a

Report of the Directors: Financial Review (continued)

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

HSBC HOLDINGS PLC

103b

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income	3,323	1,529	490	19	9	(60)	5,310
Net fee income	771	469	147	28	–	–	1,415
Trading income/(expense) excluding net interest income	123	103	391	3	(1)	–	619
Net interest income/(expense) on trading activities	1	4	174	–	(2)	60	237

Net trading income/(expense)[50]	124	107	565	3	(3)	60	856
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	516	175	–	–	–	–	691

Net income from financial instruments designated at fair value	516	175	–	–	–	–	691
Gains less losses from financial investments	–	–	84	–	–	–	84
Dividend income	6	2	1	–	–	–	9
Net insurance premium income	1,233	285	5	–	–	–	1,523
Other operating income	54	47	19	–	213	(184)	149

Total operating income	6,027	2,614	1,311	50	219	(184)	10,037
Net insurance claims[56]	(1,410)	(352)	(3)	–	–	–	(1,765)

Net operating income[4]	4,617	2,262	1,308	50	219	(184)	8,272
Loan impairment (charges)/ recoveries and other credit risk provisions	(1,091)	(776)	(252)	(5)	–	–	(2,124)

Net operating income	3,526	1,486	1,056	45	219	(184)	6,148
Total operating expenses	(3,616)	(1,549)	(606)	(49)	(296)	184	(5,932)

Operating profit/(loss)	(90)	(63)	450	(4)	(77)	–	216
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	(90)	(63)	450	(4)	(77)	–	216

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.5)	(0.3)	2.4	–	(0.5)		1.1
Cost efficiency ratio	78.3	68.5	46.3	98.0	135.2		71.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	12,306	20,078	10,642	96	–		43,122
Total assets	29,074	29,851	55,827	298	1,155	(851)	115,354
Customer accounts[27]	23,056	15,125	8,219	2,188	–		48,588

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	3,776	1,828	775	24	(12)	(205)	6,186
Net fee income	952	548	168	32	1	–	1,701
Trading income/(expense) excluding net interest income	138	117	456	4	(4)	–	711
Net interest income on trading activities	–	–	20	–	–	205	225

Net trading income/(expense)[50]	138	117	476	4	(4)	205	936
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	264	61	1	–	–	–	326

Net income from financial instruments designated at fair value	264	61	1	–	–	–	326
Gains less losses from financial investments	–	1	81	–	–	–	82
Dividend income	5	3	1	–	–	–	9
Net insurance premium income	1,464	360	6	–	–	–	1,830
Other operating income	312	485	310	1	196	(189)	1,115

Total operating income	6,911	3,403	1,818	61	181	(189)	12,185
Net insurance claims[56]	(1,323)	(291)	(3)	–	–	–	(1,617)

Net operating income[4]	5,588	3,112	1,815	61	181	(189)	10,568
Loan impairment charges and other credit risk provisions	(1,552)	(1,062)	(52)	–	–	–	(2,666)

Net operating income	4,036	2,050	1,763	61	181	(189)	7,902
Total operating expenses	(3,610)	(1,586)	(596)	(60)	(267)	189	(5,930)

Operating profit/(loss)	426	464	1,167	1	(86)	–	1,972
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	426	464	1,167	1	(86)	–	1,972

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.9	2.0	5.2	–	(0.4)		8.7
Cost efficiency ratio	64.6	51.0	32.8	98.4	147.5		56.1

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	13,616	19,923	10,304	75	–		43,918
Total assets	30,584	30,001	52,977	337	634	(534)	113,999
Customer accounts[27]	23,943	16,593	8,994	1,859	–		51,389

For footnotes, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination US$m [55]	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	4,145	2,173	993	30	(2)	(355)	6,984
Net fee income	873	622	207	33	–	–	1,735
Trading income excluding net interest income	85	99	398	3	1	–	586
Net interest income on trading activities	–	–	29	–	1	355	385

Net trading income[50]	85	99	427	3	2	355	971
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	503	163	1	–	–	–	667

Net income from financial instruments designated at fair value	503	163	1	–	–	–	667
Gains less losses from financial investments	75	21	131	–	–	–	227
Dividend income	9	5	1	–	–	–	15
Net insurance premium income	1,985	450	17	–	–	–	2,452
Other operating income/(expense)	309	(9)	6	3	134	(190)	253

Total operating income	7,984	3,524	1,783	69	134	(190)	13,304
Net insurance claims[56]	(1,875)	(469)	(9)	–	–	–	(2,353)

Net operating income[1]	6,109	3,055	1,774	69	134	(190)	10,951
Loan impairment charges and other credit risk provisions	(1,541)	(581)	(13)	(2)	–	–	(2,137)

Net operating income	4,568	2,474	1,761	67	134	(190)	8,814
Total operating expenses	(3,960)	(1,723)	(608)	(47)	(282)	190	(6,430)

Operating profit/(loss)	608	751	1,153	20	(148)	–	2,384
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	608	751	1,153	20	(148)	–	2,384

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.9	3.6	5.6	0.1	(0.7)		11.6
Cost efficiency ratio	64.8	56.4	34.3	68.1	210.4		58.7

Balance sheet data[40]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[27]	17,236	25,379	10,899	91	–		53,605
Total assets	36,141	35,507	58,272	570	1,110	(323)	131,277
Customer accounts[27]	28,688	20,834	11,192	4,430	–		65,144

For footnotes, see page 109.

HSBC HOLDINGS PLC

105a

Report of the Directors: Financial Review (continued)

Reconciliation of reported and adjusted items for 2014

Global businesses

Retail Banking and Wealth Management

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	24,594	26,740	(8)
Currency translation adjustment[74]		(393)
Acquisitions, disposals and dilutions	(16)	(572)
Other significant items	893	477

Adjusted	25,471	26,252	(3)

LICs
Reported	(1,819)	(3,227)	44
Currency translation adjustment[74]		152
Acquisitions, disposals and dilutions	2	65
Other significant items	–	–

Adjusted	(1,817)	(3,010)	40

Operating expenses
Reported	(17,522)	(17,248)	(2)
Currency translation adjustment[74]		262
Acquisitions, disposals and dilutions	21	275
Other significant items	1,097	1,031

Adjusted	(16,404)	(15,680)	(5)
Adjusted cost efficiency ratio	64.4%	59.7%

Share of profit in associates and joint ventures
Reported	398	384	4
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	13
Other significant items	–	–

Adjusted	398	397	–

Profit before tax
Reported	5,651	6,649	(15)
Currency translation adjustment[74]		21
Acquisitions, disposals and dilutions	7	(219)
Other significant items	1,990	1,508

Adjusted	7,648	7,959	(4)
Reconciliation of reported and adjusted average risk-weighted assets
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	220	252	(13)
Currency translation adjustment[77]	–	(2)
Acquisitions, disposals and dilutions	(1)	(4)
Other significant items	–	(4)

Average adjusted RWAs	219	242	(10)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105b

Report of the Directors: Financial Review (continued)

Principal RBWM business

The Principal RBWM business measure excludes the effects of the US run-off portfolio. We believe that looking at the Principal RBWM business without the run-off business allows management to more clearly discuss the cause of material changes from year to year in the ongoing business and assess the factors and trends in the business which are expected to have a material effect in future years. Tables which reconcile reported RBWM financial measures to Principal RBWM financial measures are provided below.

Reconciliation of reported and adjusted items

US run-off

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	1,337	1,672	(20)
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	105
Other significant items	149	278

Adjusted	1,486	2,055	(28)

LICs
Reported	(30)	(705)	96
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(30)	(705)	96

Operating expenses
Reported	(738)	(1,166)	37
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	14
Other significant items	19	113

Adjusted	(719)	(1,039)	31

Adjusted cost efficiency ratio	48.4%	50.6%

Profit/(loss) before tax
Reported	569	(200)
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	120
Other significant items	168	391

Adjusted	737	311	137
Reconciliation of reported and adjusted average risk-weighted assets
US run-off
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	67	92	(27)
Currency translation adjustment[77]	–	–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	(4)

Average adjusted RWAs	67	88	(24)
Card and Retail Services
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	–	4	(100)
Currency translation adjustment[77]	–	–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Average adjusted RWAs	–	4	(100)
For footnotes, see page 109.

HSBC HOLDINGS PLC

105c

Report of the Directors: Financial Review (continued)

Principal RBWM78

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	23,257	25,068	(7)
Currency translation adjustment[74]		(393)
Acquisitions, disposals and dilutions	(16)	(677)
Significant items
Other significant items	744	199

Adjusted	23,985	24,197	(1)

LICs
Reported	(1,789)	(2,522)	29
Currency translation adjustment[74]		152
Acquisitions, disposals and dilutions	2	65
Other significant items	–	–

Adjusted	(1,787)	(2,305)	22

Operating expenses
Reported	(16,784)	(16,082)	(4)
Currency translation adjustment[74]		262
Acquisitions, disposals and dilutions	21	261
Other significant items	1,078	918

Adjusted	(15,685)	(14,641)	(7)

Adjusted cost efficiency ratio	65.4%	60.5%

Profit before tax
Reported	5,082	6,849	(26)
Currency translation adjustment[74]		21
Acquisitions, disposals and dilutions	7	(339)
Other significant items	1,822	1,117

Adjusted	6,911	7,648	(10)

Reconciliation of reported and adjusted average risk-weighted assets

Principal RBWM
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	152	156	(3)
Currency translation adjustment[77]	–	(2)
Acquisitions, disposals and dilutions	–	(4)
Other significant items	–	–

Average adjusted RWAs	152	150	1

For footnotes, see page 109.

HSBC HOLDINGS PLC

105d

Report of the Directors: Financial Review (continued)

Commercial Banking

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	16,303	16,365	–
Currency translation adjustment[74]		(243)
Acquisitions, disposals and dilutions	(14)	(643)
Other significant items	23	–

Adjusted	16,312	15,479	5

LICs
Reported	(1,675)	(2,384)	30
Currency translation adjustment[74]		42
Acquisitions, disposals and dilutions	(2)	2
Other significant items	–	–

Adjusted	(1,677)	(2,340)	28

Operating expenses
Reported	(7,489)	(7,049)	(6)
Currency translation adjustment[74]		164
Acquisitions, disposals and dilutions	14	101
Other significant items	175	19

Adjusted	(7,300)	(6,765)	(8)

Adjusted cost efficiency ratio	44.8%	43.7%

Share of profit in associates and joint ventures
Reported	1,605	1,509	6
Currency translation adjustment[74]		8
Acquisitions, disposals and dilutions	–	19
Other significant items	–	–

Adjusted	1,605	1,536	4

Profit before tax
Reported	8,744	8,441	4
Currency translation adjustment[74]		(29)
Acquisitions, disposals and dilutions	(2)	(521)
Other significant items	198	19

Adjusted	8,940	7,910	13
Reconciliation of reported and adjusted average risk-weighted assets
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	419	389	8
Currency translation adjustment[77]	–	(3)
Acquisitions, disposals and dilutions	(1)	(11)
Other significant items	–	–

Average adjusted RWAs	418	375	12

For footnotes, see page 109.

HSBC HOLDINGS PLC

105e

Report of the Directors: Financial Review (continued)

Global Banking and Markets

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	17,778	19,176	(7)
Currency translation adjustment[74]		(62)
Acquisitions, disposals and dilutions	(12)	(494)
Other significant items	340	(88)

Adjusted	18,106	18,532	(2)

LICs
Reported	(365)	(207)	(76)
Currency translation adjustment[74]		(23)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(365)	(230)	(59)

Operating expenses
Reported	(12,028)	(9,960)	(21)
Currency translation adjustment[74]		(44)
Acquisitions, disposals and dilutions	5	78
Other significant items	1,892	364

Adjusted	(10,131)	(9,562)	(6)

Adjusted cost efficiency ratio	56.0%	51.6%

Share of profit in associates and joint ventures
Reported	504	432	17
Currency translation adjustment[74]		2
Acquisitions, disposals and dilutions	–	34
Other significant items	–	–

Adjusted	504	468	8

Profit before tax
Reported	5,889	9,441	(38)
Currency translation adjustment[74]		(127)
Acquisitions, disposals and dilutions	(7)	(382)
Other significant items	2,232	276

Adjusted	8,114	9,208	(12)
Reconciliation of reported and adjusted average risk-weighted assets
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	511	417	23
Currency translation adjustment[77]	–	(3)
Acquisitions, disposals and dilutions	(1)	(5)
Other significant items	–	–

Average adjusted RWAs	510	409	25

For footnotes, see page 109.

HSBC HOLDINGS PLC

105f

Report of the Directors: Financial Review (continued)

Legacy Credit

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	(2)	149
Currency translation adjustment[74]		(3)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(2)	146

LICs
Reported	349	206	69
Currency translation adjustment[74]		7
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	349	213	64

Operating expenses
Reported	(708)	(170)
Currency translation adjustment[74]		(3)
Acquisitions, disposals and dilutions	–	–
Other significant items	533	–

Adjusted	(175)	(173)	(1)

Profit/(loss) before tax
Reported	(361)	185
Currency translation adjustment[74]		1
Acquisitions, disposals and dilutions	–	–
Other significant items	533	–

Adjusted	172	186	(8)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105g

Report of the Directors: Financial Review (continued)

Global Banking and Markets excluding Legacy Credit

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	17,780	19,027	(7)
Currency translation adjustment[74]		(59)
Acquisitions, disposals and dilutions	(12)	(494)
Other significant items	340	(88)

Adjusted	18,108	18,386	(2)

LICs
Reported	(714)	(413)	(73)
Currency translation adjustment[74]		(30)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(714)	(443)	(61)

Operating expenses
Reported	(11,320)	(9,790)	(16)
Currency translation adjustment[74]		(41)
Acquisitions, disposals and dilutions	5	78
Other significant items	1,359	364

Adjusted	(9,956)	(9,389)	(6)

Adjusted cost efficiency ratio	55.0%	51.1%

Profit before tax
Reported	6,250	9,256	(32)
Currency translation adjustment[74]		(128)
Acquisitions, disposals and dilutions	(7)	(382)
Other significant items	1,699	276

Adjusted	7,942	9,022	(12)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105h

Report of the Directors: Financial Review (continued)

Global Private Banking

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	2,377	2,439	(3)
Currency translation adjustment[74]		12
Acquisitions, disposals and dilutions	–	(5)
Other significant items	41	279

Adjusted	2,418	2,725	(11)

LICs
Reported	8	(31)
Currency translation adjustment[74]		(2)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	8	(33)

Operating expenses
Reported	(1,778)	(2,229)	20
Currency translation adjustment[74]		(6)
Acquisitions, disposals and dilutions	–	4
Other significant items	71	425

Adjusted	(1,707)	(1,806)	5

Adjusted cost efficiency ratio	70.6%	66.3%

Share of profit in associates and joint ventures
Reported	19	14	36
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	19	14	36

Profit before tax
Reported	626	193	224
Currency translation adjustment[74]		4
Acquisitions, disposals and dilutions	–	(1)
Other significant items	112	704

Adjusted	738	900	(18)
Reconciliation of reported and adjusted average risk-weighted assets
	2014 US$bn	2013 US$bn

Average RWAs
Average reported RWAs	22	22	–
Currency translation adjustment[33]	–	–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Average adjusted RWAs	22	22	–

For footnotes, see page 109.

HSBC HOLDINGS PLC

105i

Report of the Directors: Financial Review (continued)

Other

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	6,365	5,651	13
Currency translation adjustment[74]		(60)
Own credit spread[75]	(417)	1,246
Acquisitions, disposals and dilutions	33	(1,043)
Other significant items	(117)	(1,262)

Adjusted	5,864	4,532	29

Operating expenses
Reported	(8,601)	(7,796)	(10)
Currency translation adjustment[74]		32
Acquisitions, disposals and dilutions	–	30
Other significant items	120	199

Adjusted	(8,481)	(7,535)	(13)

Adjusted cost efficiency ratio	144.6%	166.3%

Loss before tax
Reported	(2,230)	(2,159)	(3)
Currency translation adjustment[74]		(28)
Own credit spread[75]	(417)	1,246
Acquisitions, disposals and dilutions	33	(992)
Other significant items	3	(1,063)

Adjusted	(2,611)	(2,996)	13

For footnotes, see page 109.

HSBC HOLDINGS PLC

105j

Report of the Directors: Financial Review (continued)

Geographical regions

Europe

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	21,571	20,967	3
Currency translation adjustment[74]		651
Own credit spread[75]	(393)	1,015
Acquisitions, disposals and dilutions	–	(51)
Other significant items	1,101	(379)

Adjusted	22,279	22,203	–

LICs
Reported	(764)	(1,530)	50
Currency translation adjustment[74]		(54)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(764)	(1,584)	52

Operating expenses
Reported	(20,217)	(17,613)	(15)
Currency translation adjustment[74]		(376)
Acquisitions, disposals and dilutions	–	28
Other significant items	2,601	1,637

Adjusted	(17,616)	(16,324)	(8)

Adjusted cost efficiency ratio	79.1%	73.5%

Profit before tax
Reported	596	1,825	(67)
Currency translation adjustment[74]		221
Own credit spread[75]	(393)	1,015
Acquisitions, disposals and dilutions	–	(18)
Other significant items	3,702	1,258

Adjusted	3,905	4,301	(9)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105k

Report of the Directors: Financial Review (continued)

Asia76

Reconciliation of reported and adjusted items

	2014 US$m	2013 US$m	Change % [72]

Revenue[73]
Reported	23,677	24,432	(3)
Currency translation adjustment[74]		(280)
Own credit spread[75]	4	2
Acquisitions, disposal and dilutions	32	(1,139)
Other significant items	(84)	(561)

Adjusted	23,629	22,454	5

LICs
Reported	(647)	(498)	(30)
Currency translation adjustment[74]		18
Acquisitions, disposal and dilutions	–	–
Other significant items	–	–

Adjusted	(647)	(480)	(35)

Operating expenses
Reported	(10,427)	(9,936)	(5)
Currency translation adjustment[74]		127
Acquisitions, disposal and dilutions	–	72
Other significant items	58	121

Adjusted	(10,369)	(9,616)	(8)

Adjusted cost efficiency ratio	43.9%	42.8%

Share of profit in associates and joint ventures
Reported	2,022	1,855	9
Currency translation adjustment[74]		14
Acquisitions, disposal and dilutions	–	82
Other significant items	–	–

Adjusted	2,022	1,951	4

Profit before tax
Reported	14,625	15,853	(8)
Currency translation adjustment[74]		(121)
Own credit spread[75]	4	2
Acquisitions, disposal and dilutions	32	(985)
Other significant items	(26)	(440)

Adjusted	14,635	14,309	2

For footnotes, see page 109.

HSBC HOLDINGS PLC

105l

Report of the Directors: Financial Review (continued)

Middle East and North Africa

Reconciliation of reported and adjusted items

	2014	2013	Change [72]
	US$m	US$m	%

Revenue[73]
Reported	2,548	2,503	2
Currency translation adjustment[74]		(13)
Own credit spread[75]	6	4
Acquisitions, disposals and dilutions	(14)	(90)
Other significant items	5	(2)

Adjusted	2,545	2,402	6

LICs
Reported	6	42	(86)
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	(2)	6
Other significant items	–	–

Adjusted	4	48	(92)

Operating expenses
Reported	(1,216)	(1,289)	6
Currency translation adjustment[74]		6
Acquisitions, disposals and dilutions	31	65
Other significant items	2	4
Adjusted	(1,183)	(1,214)	3

Adjusted cost efficiency ratio	46.5%	50.5%

Share of profit in associates and joint ventures
Reported	488	438	11
Currency translation adjustment[74]		(1)
Acquisitions, disposal and dilutions	–	–
Other significant items	–	–
Adjusted	488	437	12

Profit before tax
Reported	1,826	1,694	8
Currency translation adjustment[74]		(8)
Own credit spread[75]	6	4
Acquisitions, disposals and dilutions	15	(19)
Other significant items	7	2

Adjusted	1,854	1,673	11

For footnotes, see page 109.

HSBC HOLDINGS PLC

105m

Report of the Directors: Financial Review (continued)

North America

Reconciliation of reported and adjusted items

	2014	2013	Change [72]
	US$m	US$m	%

Revenue[73]
Reported	8,152	8,803	(7)
Currency translation adjustment[74]		(139)
Own credit spread[75]	(34)	225
Acquisitions, disposals and dilutions	–	89
Other significant items	150	361

Adjusted	8,268	9,339	(11)

LICs
Reported	(322)	(1,197)	73
Currency translation adjustment[74]		13
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(322)	(1,184)	73

Operating expenses
Reported	(6,429)	(6,416)	–
Currency translation adjustment[74]		65
Acquisitions, disposals and dilutions	–	14
Other significant items	578	201

Adjusted	(5,851)	(6,136)	5

Adjusted cost efficiency ratio	70.8%	65.7%

Profit before tax
Reported	1,417	1,221	16
Currency translation adjustment[74]		(63)
Own credit spread[75]	(34)	225
Acquisitions, disposals and dilutions	–	103
Other significant items	728	562

Adjusted	2,111	2,048	3

For footnotes, see page 109.

HSBC HOLDINGS PLC

105n

Report of the Directors: Financial Review (continued)

Latin America

Reconciliation of reported and adjusted items

	2014	2013	Change [72]
	US$m	US$m	%

Revenue[73]
Reported	8,272	10,568	(22)
Currency translation adjustment[74]		(914)
Own credit spread[75]	–	–
Acquisitions, disposals and dilutions	(27)	(1,566)
Other significant items	8	(13)

Adjusted	8,253	8,075	2

LICs
Reported	(2,124)	(2,666)	20
Currency translation adjustment[74]		191
Acquisitions, disposals and dilutions	2	61
Other significant items	–	–

Adjusted	(2,122)	(2,414)	12

Operating expenses
Reported	(5,932)	(5,930)	–
Currency translation adjustment[74]		535
Acquisitions, disposals and dilutions	9	309
Other significant items	116	75
Adjusted	(5,807)	(5,011)	(16)

Adjusted cost efficiency ratio	70.4%	62.1%

Profit before tax
Reported	216	1,972	(89)
Currency translation adjustment[74]		(188)
Acquisitions, disposals and dilutions	(16)	(1,196)
Other significant items	124	62

Adjusted	324	650	(50)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105o

Report of the Directors: Financial Review (continued)

Home markets

UK

Reconciliation of reported and adjusted items

	2014	2013	Change [72]
	US$m	US$m	%

Revenue[73]
Reported	15,727	14,253	10
Currency translation adjustment[74]		789
Own credit spread[75]	(474)	1,011
Acquisitions, disposals and dilutions	–	(51)
Other significant items	827	(637)

Adjusted	16,080	15,365	5

LICs
Reported	(214)	(1,003)	79
Currency translation adjustment[74]		(83)
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(214)	(1,086)	80

Operating expenses
Reported	(15,576)	(12,096)	(29)
Currency translation adjustment[74]		(455)
Acquisitions, disposals and dilutions	–	28
Other significant items	2,553	909

Adjusted	(13,023)	(11,614)	(12)

Adjusted cost efficiency ratio	81.0%	75.6%

Profit/(loss) before tax
Reported	(56)	1,160
Currency translation adjustment[74]		251
Own credit spread[75]	(474)	1,011
Acquisitions, disposals and dilutions	–	(18)
Other significant items	3,380	272

Adjusted	2,850	2,676	7

For footnotes, see page 109.

HSBC HOLDINGS PLC

105p

Report of the Directors: Financial Review (continued)

Hong Kong

Reconciliation of reported and adjusted items

	2014	2013	Change [72]
	US$m	US$m	%

Revenue[73]
Reported	13,844	13,203	5
Currency translation adjustment[74]		5
Own credit spread[75]	1	1
Acquisitions, disposals and dilutions	–	–
Other significant items	(120)	2

Adjusted	13,725	13,211	4

LICs
Reported	(320)	(137)	(134)
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	–
Other significant items	–	–

Adjusted	(320)	(137)	(134)

Operating expenses
Reported	(5,424)	(5,045)	(8)
Currency translation adjustment[74]		(1)
Acquisitions, disposals and dilutions	–	–
Other significant items	56	41
Adjusted	(5,368)	(5,005)	(7)

Adjusted cost efficiency ratio	39.1%	37.9%

Profit before tax
Reported	8,142	8,089	1
Currency translation adjustment[74]		3
Own credit spread[75]	1	1
Acquisitions, disposals and dilutions	–	–
Other significant items	(64)	43

Adjusted	8,079	8,136	(1)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105q

Report of the Directors: Financial Review (continued)

Other significant items affecting adjusted performance

	2014
	UK	Hong Kong

Revenue
Debit valuation adjustment on derivative contracts	203	26
Fair value movements on non-qualifying hedges	(8)	11
Gain on sale of shareholding in Bank of Shanghai	–	(428)
Impairment on our investment in Industrial Bank	–	271
Provision arising from the ongoing review of compliance with the Consumer Credit Act in the UK	632	–

	827	(120)
Operating expenses
Settlements and provisions in connection with foreign exchange investigations	1,187	–
Restructuring and other related costs	91	7
Regulatory provisions in GPB	–	49
UK customer redress programmes	1,275	–

	2,553	56

	2013
	UK	Hong Kong

Revenue
Debit valuation adjustment on derivative contracts	(78)	(12)
Fair value movements on non-qualifying hedges	(263)	14
FX gains relating to sterling debt issued by HSBC Holdings	(442)	–
Loss on sale of an HFC Bank UK secured loan portfolio	146	–

	(637)	2
Operating expenses
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	(430)	–
Restructuring and other related costs	104	6
Regulatory provisions in GPB	–	35
UK customer redress programmes	1,235	–

	909	41

HSBC HOLDINGS PLC

105r

Report of the Directors: Financial Review (continued)

2013 compared with 2012

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 334. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort year-on-year comparisons. These are considered non-GAAP financial measures. Non-GAAP financial measures that we use throughout our Financial Review and are described below. Other non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Constant currency

Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2013. We exclude the translation differences when using constant currency because it allows us to assess balance sheet and income statement performance on a like-for-like basis to better understand the underlying trends in the business.

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

HSBC HOLDINGS PLC

105s

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency profit before tax

	2013 compared with 2012
HSBC	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	37,672	(682)	36,990	35,539	(6)	(4)
Net fee income	16,430	(203)	16,227	16,434	–	1
Net trading income	7,091	(164)	6,927	8,690	23	25
Own credit spread[75]	(5,215)	12	(5,203)	(1,246)	76	76
Other income/(expense) from financial instruments	2,989	(53)	2,936	2,014	(33)	(31)

Net income/(expense) from financial instruments designated at fair value	(2,226)	(41)	(2,267)	768
Gains on disposal of US branch network, US cards business and Ping An	7,024	–	7,024	–	(100)	(100)
Gains less losses from financial investments	1,189	(17)	1,172	2,012	69	72
Net earned insurance premiums	13,044	(118)	12,926	11,940	(8)	(8)
Other operating income	2,321	(200)	2,121	2,954	27	39

Total operating income	82,545	(1,425)	81,120	78,337	(5)	(3)
Net insurance claims[81]	(14,215)	96	(14,119)	(13,692)	(4)	(3)

Net operating income[73]	68,330	(1,329)	67,001	64,645	(5)	(4)
Loan impairment charges and other credit risk provisions	(8,311)	201	(8,110)	(5,849)	30	28

Net operating income	60,019	(1,128)	58,891	58,796	(2)	–
Operating expenses	(42,927)	683	(42,244)	(38,556)	10	9

Operating profit	17,092	(445)	16,647	20,240	18	22
Share of profit in associates and joint ventures	3,557	45	3,602	2,325	(35)	(35)

Profit before tax	20,649	(400)	20,249	22,565	9	11

By global business
Retail Banking and Wealth Management	9,575	(26)	9,549	6,649	(31)	(30)
Commercial Banking	8,535	(96)	8,439	8,441	(1)	–
Global Banking and Markets	8,520	(147)	8,373	9,441	11	13
Global Private Banking	1,009	(16)	993	193	(81)	(81)
Other	(6,990)	(115)	(7,105)	(2,159)	69	70

Profit before tax	20,649	(400)	20,249	22,565	9	11

By geographical region
Europe	(3,414)	65	(3,349)	1,825
Asia[76]	18,030	(228)	17,802	15,853	(12)	(11)
Middle East and North Africa	1,350	(36)	1,314	1,694	25	29
North America	2,299	(28)	2,271	1,221	(47)	(46)
Latin America	2,384	(173)	2,211	1,972	(17)	(11)

Profit before tax	20,649	(400)	20,249	22,565	9	11

For footnotes, see page 109.

HSBC HOLDINGS PLC

105t

Report of the Directors: Financial Review (continued)

Underlying performance

To arrive at underlying performance:

•	we adjust for the year-on-year effects of foreign currency translation;

•	we eliminate the fair value movements on our long-term debt attributable to credit spread (‘own credit spread’) where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities; and

•	we adjust for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the years presented so we can view results on a like-for-like basis. For example, if a disposal was made in the current year, any gain or loss on disposal, any associated gain or loss on reclassification or impairment recognised and the results of the disposed-of business would be removed from the results of the current year and the previous year as if the disposed-of business did not exist in those years. The disposal of investments other than those included in the above definition does not lead to underlying adjustments.

We use underlying performance to explain year-on-year changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant because we consider that this basis more appropriately reflects operating performance.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

In 2013 we used the non-GAAP financial measure of ‘underlying performance’, as described above. In 2014, we modified our approach to better align it with the way we view our performance internally and with feedback received from investors. Adjusted performance builds on underlying performance by maintaining the adjustment for currency translation differences and incorporating the adjustments for own credit spread and acquisitions, disposals and dilutions into the definition of significant items. We use the term ‘significant items’ to collectively describe the group of individual adjustments which are excluded from reported results when arriving at adjusted performance. Significant items, which are detailed below, are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

We believe adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses year-on-year performance.

We arrive at adjusted performance by excluding from our reported results:

•	the year-on-year effects of foreign currency translation differences. This is done by comparing reported results for 2013 with reported results for 2012 retranslated at 2013 exchange rates. The foreign currency translation differences reflect the movements of the US dollar against most major currencies; and

•	significant items which distort the year-on-year comparison of reported results by obscuring the underlying factors and trends which affect operations. Significant items include adjustments for own credit spread and acquisitions, disposals and dilutions which were previously part of our underlying measure and are as follows for 2013 as compared with 2012.

The following acquisitions, disposals and changes to ownership levels affected the underlying performance:

HSBC HOLDINGS PLC

105u

Report of the Directors: Financial Review (continued)

Disposal gains/(losses) affecting underlying performance

	Date	Disposal gain/(loss)
		US$m

HSBC Bank Canada’s disposal of HSBC Securities (Canada) Inc’s full service retail brokerage business[70]	Jan 2012	83
The Hongkong and Shanghai Banking Corporation Limited’s disposal of RBWM operations in Thailand[70]	Mar 2012	108
HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc.’s disposal of US Card and Retail Services business[70]	May 2012	3,148
HSBC Bank USA, N.A.’s disposal of 138 non-strategic branches[70]	May 2012	661
HSBC Argentina Holdings S.A.’s disposal of its non-life insurance manufacturing subsidiary[70]	May 2012	102
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its private banking business in Japan[70]	Jun 2012	67
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in a property company in the Philippines[71]	Jun 2012	130
Hang Seng Bank Limited’s disposal of its non-life insurance manufacturing subsidiary[70]	Jul 2012	46
HSBC Bank USA, N.A.’s disposal of 57 non-strategic branches[70]	Aug 2012	203
HSBC Asia Holdings B.V.’s investment loss on a subsidiary[70]	Aug 2012	(85)
HSBC Bank plc’s disposal of HSBC Securities SA71	Aug 2012	(11)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Credit Zrt[71]	Aug 2012	(2)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Insurance (Ireland) Limited[71]	Oct 2012	(12)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Reinsurance Limited[71]	Oct 2012	7
HSBC Private Bank (UK) Limited’s disposal of Property Vision Holdings Limited[71]	Oct 2012	(1)
HSBC Investment Bank Holdings Limited’s disposal of its stake in Havas Havalimanlari Yer Hizmetleri Yatirim Holding Anonim Sirketi[71]	Oct 2012	18
HSBC Insurance (Asia) Limited’s disposal of its non-life insurance portfolios[70]	Nov 2012	117
HSBC Bank plc’s disposal of HSBC Shipping Services Limited[71]	Nov 2012	(2)
HSBC Bank (Panama) S.A.’s disposal of its operations in Costa Rica, El Salvador and Honduras[70]	Dec 2012	(62)
HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited’s disposal of their shares in Ping An70	Dec 2012	3,012
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in Global Payments Asia-Pacific Limited[70]	Dec 2012	212
Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[70]	Jan 2013	1,089
HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[70]	Mar 2013	104
Household Insurance Group Holding company’s disposal of its insurance manufacturing business[70]	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC’s disposal of its property and Casualty Insurance business in Mexico[70]	Apr 2013	20
HSBC Bank plc’s disposal of its shareholding in HSBC (Hellas) Mutual Funds Management SA71	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited[70]	May 2013	28
HSBC Bank plc’s disposal of HSBC Assurances IARD[71]	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited’s disposal of HSBC Life (International) Limited’s Taiwan branch operations[71]	June 2013	(36)
HSBC Markets (USA) Inc.’s disposal of its subsidiary, Rutland Plastic Technologies[71]	Aug 2013	17
HSBC Insurance (Singapore) Pte Ltd’s disposal of its Employee Benefits Insurance business in Singapore[71]	Aug 2013	(8)
HSBC Investment Bank Holdings plc’s disposal of its investment in associate FIP Colorado[71]	Aug 2013	(5)
HSBC Investment Bank Holdings plc group’s disposal of its investment in subsidiary, Viking Sea Tech[70]	Aug 2013	54
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Panama) S.A.[71]	Oct 2013	1,107
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Peru) S.A.[71]	Nov 2013	(18)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Paraguay) S.A.[71]	Nov 2013	(21)
Reclassification loss in respect of our holding in Yantai Bank Co., Limited following an increase in its registered share capital[70]	Dec 2013	(38)

For footnotes, see page 109.

Acquisition gains/(losses) affecting the underlying performance[71]

	Date	Fair value gain on acquisition
		US$m

Gain on the merger of Oman International Bank S.A.O.G. and the Omani operations of HSBC Bank Middle East Limited	Jun 2012	3
Gain on the acquisition of the onshore retail and commercial banking business of Lloyds Banking Group in the UAE by HSBC Bank Middle East Limited	Oct 2012	18

For footnote, see page 109.

HSBC HOLDINGS PLC

105v

Report of the Directors: Financial Review (continued)

The following table reconciles selected reported items for 2013 and 2012 to the underlying basis. For comparison purposes the reconciliations have been updated to additionally reflect the adjusted basis.

The details of other significant items can be found on page 6.

Reconciliation of reported, underlying and adjusted items

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	35,539	37,672	(6)
Currency translation adjustment[74]		(682)
Acquisitions, disposals and dilutions	(273)	(2,015)

Underlying	35,266	34,975	1
Other significant items	–	–

Adjusted	35,266	34,975

Other operating income
Reported	2,632	2,100	25
Currency translation adjustment[74]		(195)
Acquisitions, disposals and dilutions	(2,234)	(811)

Underlying	398	1,094	(64)
Other significant items	819	–

Adjusted	1,217	1,094

Revenue[73]
Reported	64,645	68,330	(5)
Currency translation adjustment[74]		(1,341)
Own credit spread[75]	1,246	5,215
Acquisitions, disposals and dilutions	(2,596)	(10,607)

Underlying	63,295	61,597	3
Other significant items	(594)	17

Adjusted	62,701	61,614

LICs
Reported	(5,849)	(8,311)	30
Currency translation adjustment[74]		201
Acquisitions, disposals and dilutions	32	376

Underlying	(5,817)	(7,734)	25
Other significant items	–	–

Adjusted	(5,817)	(7,734)

Total operating expenses
Reported	(38,556)	(42,927)	10
Currency translation adjustment[74]		683
Acquisitions, disposals and dilutions	353	1,490

Underlying	(38,203)	(40,754)	6
Other significant items	2,038	5,239

Adjusted	(36,165)	(35,515)
Underlying cost efficiency ratio	60.4%	66.2%
Adjusted cost efficiency ratio	57.7%	57.6%

Share of profit in associates and joint ventures
Reported	2,325	3,557	(35)
Currency translation adjustment[74]		45
Acquisitions, disposals and dilutions	(14)	(1,425)

Underlying	2,311	2,177	6
Other significant items	–	–

Adjusted	2,311	2,177

For footnotes, see page 109.

HSBC HOLDINGS PLC

105w

Report of the Directors: Financial Review (continued)

	2013	2012	Change	[72]
	US$m	US$m	%

Profit before tax
Reported	22,565	20,649	9
Currency translation adjustment[74]		(412)
Own credit spread[75]	1,246	5,215
Acquisitions, disposals and dilutions	(2,225)	(10,166)

Underlying	21,586	15,286	41
Other significant items	1,444	5,256

Adjusted	23,030	20,542

For footnotes, see page 109.

HSBC HOLDINGS PLC

105x

Report of the Directors: Financial Review (continued)

The following table details the impact of other significant items in 2013 and 2012 for each of our geographical regions and global businesses.

Other significant items affecting adjusted performance – Losses/(gains)

	2013
	Europe	Asia[76]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Revenue
Net gain on completion of Ping An disposal	–	(553)	–	–	–	(553)
Debit valuation adjustment on derivative contracts	(65)	(40)	(2)	14	(13)	(106)
Fair value movements on non-qualifying hedges	(297)	32	–	(246)	–	(511)
FX gains relating to sterling debt issued by HSBC Holdings	(442)	–	–	–	–	(442)
Write-off of allocated goodwill relating to the GPB Monaco business	279	–	–	–	–	279
Gain/(loss) on sale of several tranches of real estate secured accounts in the US	–	–	–	123	–	123
Loss on sale of non-real estate secured accounts in the US	–	–	–	271	–	271
Loss on early termination of cash flow hedges in the US run-off portfolio	–	–	–	199	–	199
Loss on sale of an HFC Bank UK secured loan portfolio	146					146

	(379)	(561)	(2)	361	(13)	(594)

Operating expenses
Restructuring and other related costs	217	86	4	101	75	483
UK customer redress programmes	1,235	–	–	–	–	1,235
Madoff-related litigation costs	298	–	–	–	–	298
Regulatory provisions in GPB	317	35	–	–	–	352
US customer remediation provisions relating to CRS	–	–	–	100	–	100
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	(430)	–	–	–	–	(430)

	1,637	121	4	201	75	2,038

	RBWM	CMB	GB&M	GPB	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Revenue
Net gain on completion of Ping An disposal	–	–	–	–	(553)	(553)
Revenue
Debit valuation adjustment on derivative contracts	–	–	(106)	–	–	(106)
Fair value movements on non-qualifying hedges	(262)	–	18	–	(267)	(511)
FX gains relating to sterling debt issued by HSBC Holdings	–	–	–	–	(442)	(442)
Write-off of allocated goodwill relating to the GPB Monaco business	–	–	–	279	–	279
Gain/(loss) on sale of several tranches of real estate secured accounts in the US	123	–	–	–	–	123
Loss on sale of non-real estate secured accounts in the US	271	–	–	–	–	271
Loss on early termination of cash flow hedges in the US run-off portfolio	199	–	–	–	–	199
Loss on sale of an HFC Bank UK secured loan portfolio	146	–	–	–	–	146

	477	–	(88)	279	(1,262)	(594)

Operating expenses
Restructuring and other related costs	167	31	13	73	199	483
UK customer redress programmes	953	148	134	–	–	1,235
Madoff-related litigation costs	–	–	298	–	–	298
Regulatory provisions in GPB	–	–	–	352	–	352
US customer remediation provisions relating to CRS	100	–	–	–	–	100
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	(189)	(160)	(81)	–	–	(430)

	1,031	19	364	425	199	2,038

HSBC HOLDINGS PLC

105y

Report of the Directors: Financial Review (continued)

	2012
	Europe	Asia[76]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Revenue
Debit valuation adjustment on derivative contracts	(303)	(136)	(4)	(58)	(17)	(518)
Fair value movements on non-qualifying hedges	51	51	–	194	–	296
Gain on sale of our shares in Indian banks	–	(314)	–	–	–	(314)
Loss on forward contract relating to Ping An sale	–	553	–	–	–	553

	(252)	154	(4)	136	(17)	17

Operating expenses
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	375	–	–	1,546	–	1,921
North America mortgage foreclosure and servicing costs	–	–	–	104	–	104
Restructuring and related costs	299	162	27	221	167	876
UK customer redress charges	2,338	–	–	–	–	2,338

	3,012	162	27	1,871	167	5,239

	RBWM	CMB	GB&M	GPB	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Revenue
Debit valuation adjustment on derivative contracts	–	–	(518)	–	–	(518)
Fair value movements on non-qualifying hedges	193	–	42	(4)	65	296
Gain on sale of our shares in Indian banks	–	–	–	–	(314)	(314)
Loss on forward contract relating to Ping An sale	–	–	–	–	553	553

	193	–	(476)	(4)	304	17

Operating expenses
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	–	–	–	–	1,921	1,921
North America mortgage foreclosure and servicing costs	104	–	–	–	–	104
Restructuring and related costs	266	62	63	58	427	876
UK customer redress charges	1,751	258	331	(2)	–	2,338

	2,121	320	394	56	2,348	5,239

For footnotes, see page 109.

HSBC HOLDINGS PLC

105z

Report of the Directors: Financial Review (continued)

Reconciliation of reported to constant currency, underlying and adjusted items for 2013

Global businesses

Retail Banking and Wealth Management

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	20,298	(368)	19,930	18,339	(10)	(8)
Net fee income	7,205	(113)	7,092	7,021	(3)	(1)
Net trading income	304	(18)	286	686	126	140
Net income from financial instruments designated at fair value	1,893	(26)	1,867	1,638	(13)	(12)
Gains on disposal of US branch network and cards business	3,735	–	3,735	–	(100)	(100)
Gains less losses from financial investments	96	(7)	89	55	(43)	(38)
Net insurance premium income	11,191	(68)	11,123	10,543	(6)	(5)
Other operating income (including dividend income)	1,496	(34)	1,462	565	(62)	(61)

Total operating income	46,218	(634)	45,584	38,847	(16)	(15)
Net insurance claims and benefits paid and movement in liabilities to policyholders	(12,357)	44	(12,313)	(12,107)	2	2

Net operating income[73]	33,861	(590)	33,271	26,740	(21)	(20)
LICs	(5,515)	135	(5,380)	(3,227)	41	40

Net operating income	28,346	(455)	27,891	23,513	(17)	(16)
Operating expenses	(19,769)	415	(19,354)	(17,248)	13	11

Operating profit	8,577	(40)	8,537	6,265	(27)	(27)
Share of profit from associates and joint ventures	998	14	1,012	384	(62)	(62)

Profit before tax	9,575	(26)	9,549	6,649	(31)	(30)
For footnotes, see page 109.

HSBC HOLDINGS PLC

105aa

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – RBWM

	2013 US$m	2012 US$m	Change % [72]

Net interest income
Reported net interest income	18,339	20,298	(10)
Currency translation adjustment[74]		(368)
Acquisitions, disposals and dilutions	(151)	(1,735)

Underlying	18,188	18,195	–
Other significant items	–	–

Adjusted	18,188	18,195

Other operating income
Reported other operating income	544	1,472	(63)
Currency translation adjustment[74]		(33)
Acquisitions, disposals and dilutions	(312)	(395)

Underlying	232	1,044	(78)
Other significant items	540	–

Adjusted	772	1,044

Revenue[73]
Reported revenue	26,740	33,861	(21)
Currency translation adjustment[74]		(590)
Acquisitions, disposals and dilutions	(494)	(6,447)

Underlying	26,246	26,824	(2)
Other significant items	477	193

Adjusted	26,723	27,017

LICs
Reported LICs	(3,227)	(5,515)	41
Currency translation adjustment[74]		135
Acquisitions, disposals and dilutions	33	377

Underlying	(3,194)	(5,003)	36
Other significant items	–	–

Adjusted	(3,194)	(5,003)

Operating expenses
Reported operating expenses	(17,248)	(19,769)	13
Currency translation adjustment[74]		415
Acquisitions, disposals and dilutions	203	1,176

Underlying	(17,045)	(18,178)	6
Other significant items	1,031	2,121

Adjusted	(16,014)	(16,057)

Underlying cost efficiency ratio	64.9%	67.8%
Adjusted cost efficiency ratio	59.9%	59.4%

Share of profit in associates and joint ventures
Reported	384	998	(62)
Currency translation adjustment[74]		14
Acquisitions, disposals and dilutions	(6)	(670)

Underlying	378	342	11
Other significant items	–	–

Adjusted	378	342

Profit before tax
Reported profit before tax	6,649	9,575	(31)
Currency translation adjustment[74]		(26)
Acquisitions, disposals and dilutions	(264)	(5,565)

Underlying	6,385	3,984	60
Other significant items	1,508	2,314

Adjusted	7,893	6,298

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ab

Report of the Directors: Financial Review (continued)

Principal Retail Banking and Wealth Management business76

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	16,468	(368)	16,100	16,278	(1)	1
Net fee income	6,777	(113)	6,664	7,010	3	5
Other income[80]	3,403	(109)	3,294	1,780	(48)	(46)

Net operating income[73]	26,648	(590)	26,058	25,068	(6)	(4)

LICs	(2,624)	135	(2,489)	(2,522)	4	(1)

Net operating income	24,024	(455)	23,569	22,546	(6)	(4)

Total operating expenses	(17,937)	415	(17,522)	(16,082)	10	8

Operating profit	6,087	(40)	6,047	6,464	6	7

Share of profit from associates and joint ventures	996	14	1,010	385	(61)	(62)

Profit before tax	7,083	(26)	7,057	6,849	(3)	(3)

For footnotes, see page 109.

Retail Banking and Wealth Management – HSBC Finance

Reconciliation of reported, underlying and adjusted items

	2013	2012	Change [72]
	US$m	US$m	%
Revenue[73]
Reported revenue	1,672	7,251	(77)
Acquisitions, disposals and dilutions	105	(4,888)

Underlying	1,777	2,363	(25)
Other significant items	278	227

Adjusted	2,055	2,590

Profit/(loss) before tax
Reported profit/(loss) before tax	(200)	2,443
Acquisitions, disposals and dilutions	120	(3,889)

Underlying	(80)	(1,446)	94
Other significant items	391	323

Adjusted	311	(1,123)

For footnote, see page 109.

HSBC HOLDINGS PLC

105ac

Report of the Directors: Financial Review (continued)

Commercial Banking

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	10,361	(220)	10,141	10,200	(2)	1
Net fee income	4,470	(69)	4,401	4,717	6	7
Net trading income	633	(15)	618	649	3	5
Net income from financial instruments designated at fair value	250	(17)	233	332	33	42
Gains on disposal of US branch network and cards business	277	–	277	–	(100)	(100)
Gains less losses from financial investments	22	(2)	20	1	(95)	(95)
Net insurance premium income	1,786	(49)	1,737	1,375	(23)	(21)
Other operating income (including dividend income)	554	(10)	544	636	15	17

Total operating income	18,353	(382)	17,971	17,910	(2)	–
Net insurance claims and benefits paid and movement in liabilities to policyholders	(1,802)	53	(1,749)	(1,545)	15	12

Net operating income[73]	16,551	(329)	16,222	16,365	(1)	1

LICs	(2,099)	59	(2,040)	(2,384)	(14)	(17)

Net operating income	14,452	(270)	14,182	13,981	(3)	(1)

Operating expenses	(7,598)	149	(7,449)	(7,049)	7	5

Operating profit	6,854	(121)	6,733	6,932	1	3

Share of profit from associates and joint ventures	1,681	25	1,706	1,509	(10)	(12)

Profit before tax	8,535	(96)	8,439	8,441	(1)	–

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ad

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – CMB

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported net interest income	10,200	10,361	(2)
Currency translation adjustment[74]		(220)
Acquisitions, disposals and dilutions	(92)	(211)

Underlying	10,108	9,930	2
Other significant items	–	–

Adjusted	10,108	9,930

Other operating income
Reported other operating income	621	536	16
Currency translation adjustment[74]		(10)
Acquisitions, disposals and dilutions	(470)	(187)

Underlying	151	339	(55)
Other significant items	–	–

Adjusted	151	339

Revenue[73]
Reported revenue	16,365	16,551	(1)
Currency translation adjustment[74]		(329)
Acquisitions, disposals and dilutions	(593)	(762)

Underlying	15,772	15,460	2
Other significant items	–	–

Adjusted	15,772	15,460

LICs
Reported LICs	(2,384)	(2,099)	(14)
Currency translation adjustment[74]	–	59
Acquisitions, disposals and dilutions	(1)	–

Underlying	(2,385)	(2,040)	(17)
Other significant items	–	–

Adjusted	(2,385)	(2,040)

Operating expenses
Reported operating expenses	(7,049)	(7,598)	7
Currency translation adjustment[74]	–	149
Acquisitions, disposals and dilutions	63	191

Underlying	(6,986)	(7,258)	4
Other significant items	19	320

Adjusted	(6,967)	(6,938)

Underlying cost efficiency ratio	44.3%	46.9%
Adjusted cost efficiency ratio	44.2%	44.9%

Share of profit in associates and joint ventures
Reported	1,509	1,681	(10)
Currency translation adjustment[74]		25
Acquisitions, disposals and dilutions	(10)	(351)

Underlying	1,499	1,355	11
Other significant items	–	–

Adjusted	1,499	1,355

Profit before tax
Reported profit before tax	8,441	8,535	(1)
Currency translation adjustment[74]	–	(96)
Acquisitions, disposals and dilutions	(541)	(922)

Underlying	7,900	7,517	5
Other significant items	19	320

Adjusted	7,919	7,837

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ae

Report of the Directors: Financial Review (continued)

Global Banking and Markets

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	6,960	(127)	6,833	6,766	(3)	(1)
Net fee income	3,329	(22)	3,307	3,482	5	5
Net trading income	5,690	(90)	5,600	6,780	19	21
Net income from financial instruments designated at fair value	1,094	(13)	1,081	599	(45)	(45)
Gains less losses from financial investments	730	(8)	722	747	2	3
Net insurance premium income	25	(3)	22	6	(76)	(73)
Other operating income (including dividend income)	461	9	470	799	73	70

Total operating income	18,289	(254)	18,035	19,179	5	6
Net insurance claims and benefits paid and movement in liabilities to policyholders	(16)	1	(15)	(3)	81	80

Net operating income[73]	18,273	(253)	18,020	19,176	5	6

LICs	(670)	5	(665)	(207)	69	69

Net operating income	17,603	(248)	17,355	18,969	8	9

Operating expenses	(9,907)	95	(9,812)	(9,960)	(1)	(2)

Operating profit	7,696	(153)	7,543	9,009	17	19

Share of profit from associates and joint ventures	824	6	830	432	(48)	(48)

Profit before tax	8,520	(147)	8,373	9,441	11	13

For footnotes, see page 109.

HSBC HOLDINGS PLC

105af

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – GB&M

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported net interest income	6,766	6,960	(3)
Currency translation adjustment[74]		(127)
Acquisitions, disposals and dilutions	(26)	(56)

Underlying	6,740	6,777	(1)
Other significant items	–	–

Adjusted	6,740	6,777

Other operating income
Reported other operating income	670	313	114
Currency translation adjustment[74]		10
Acquisitions, disposals and dilutions	(407)	(78)

Underlying	263	245	7
Other significant items	–	–

Adjusted	263	245

Revenue[73]
Reported revenue	19,176	18,273	5
Currency translation adjustment[74]		(253)
Acquisitions, disposals and dilutions	(460)	(219)

Underlying	18,716	17,801	5
Other significant items	(88)	(476)

Adjusted	18,628	17,325

LICs
Reported LICs	(207)	(670)	69
Currency translation adjustment[74]		5
Acquisitions, disposals and dilutions	–	–

Underlying	(207)	(665)	69
Other significant items	–	–

Adjusted	(207)	(665)

Operating expenses
Reported operating expenses	(9,960)	(9,907)	(1)
Currency translation adjustment[74]		95
Acquisitions, disposals and dilutions	54	107

Underlying	(9,906)	(9,705)	(2)
Other significant items	364	394

Adjusted	(9,542)	(9,311)

Underlying cost efficiency ratio	52.9%	54.5%
Adjusted cost efficiency ratio	51.2%	53.7%

Share of profit in associates and joint ventures
Reported	432	824	(48)
Currency translation adjustment[74]		6
Acquisitions, disposals and dilutions	2	(404)

Underlying	434	426	2
Other significant items	–	–

Adjusted	434	426

Profit before tax
Reported profit before tax	9,441	8,520	11
Currency translation adjustment[74]		(147)
Acquisitions, disposals and dilutions	(404)	(516)

Underlying	9,037	7,857	15
Other significant items	276	(82)

Adjusted	9,313	7,775

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ag

Report of the Directors: Financial Review (continued)

Global Private Banking

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	1,294	(6)	1,288	1,146	(11)	(11)
Net fee income	1,232	1	1,233	1,150	(7)	(7)
Net trading income	490	(1)	489	394	(20)	(19)
Net income from financial instruments designated at fair value	–	–	–	4
Gains less losses from financial investments	(3)	–	(3)	(3)	–	–
Net insurance premium income	42	2	44	16	(62)	(64)
Other operating income/(expense) (including dividend income)	157	(13)	144	(231)

Total operating income	3,212	(17)	3,195	2,476	(23)	(23)
Net insurance claims and benefits paid and movement in liabilities to policyholders	(40)	(2)	(42)	(37)	8	12

Net operating income[73]	3,172	(19)	3,153	2,439	(23)	(23)

LICs	(27)	1	(26)	(31)	(15)	(19)

Net operating income	3,145	(18)	3,127	2,408	(23)	(23)

Operating expenses	(2,143)	2	(2,141)	(2,229)	(4)	(4)

Operating profit	1,002	(16)	986	179	(82)	(82)

Share of profit from associates and joint ventures	7	–	7	14	100	100

Profit before tax	1,009	(16)	993	193	(81)	(81)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ah

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – GPB

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported net interest income	1,146	1,294	(11)
Currency translation adjustment[74]		(6)
Acquisitions, disposals and dilutions	(4)	(13)

Underlying	1,142	1,275	(10)
Other significant items	–	–

Adjusted	1,142	1,275

Other operating income
Reported other operating income	(239)	151
Currency translation adjustment[74]		(13)
Acquisitions, disposals and dilutions	(1)	(56)

Underlying	(240)	82
Other significant items	279	–

Adjusted	39	82

Revenue[73]
Reported revenue	2,439	3,172	(23)
Currency translation adjustment[74]		(19)
Acquisitions, disposals and dilutions	(5)	(72)

Underlying	2,434	3,081	(21)
Other significant items	279	(4)

Adjusted	2,713	3,077

LICs
Reported LICs	(31)	(27)	(15)
Currency translation adjustment[74]		1
Acquisitions, disposals and dilutions	–	–

Underlying	(31)	(26)	(19)
Other significant items	–	–

Adjusted	(31)	(26)

Operating expenses
Reported operating expenses	(2,229)	(2,143)	(4)
Currency translation adjustment[74]		2
Acquisitions, disposals and dilutions	4	15

Underlying	(2,225)	(2,126)	(5)
Other significant items	425	56

Adjusted	(1,800)	(2,070)

Underlying cost efficiency ratio	91.4%	69.0%
Adjusted cost efficiency ratio	66.3%	67.3%

Profit before tax
Reported profit before tax	193	1,009	(81)
Currency translation adjustment[74]		(16)
Acquisitions, disposals and dilutions	(1)	(57)

Underlying	192	936	(79)
Other significant items	704	52

Adjusted	896	988

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ai

Report of the Directors: Financial Review (continued)

Other

Reconciliation of reported and constant currency loss before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	(730)	(4)	(734)	(737)	(1)	–
Net fee income	194	–	194	64	(67)	(67)
Net trading income	(537)	(1)	(538)	6
Own credit spread[75]	(5,215)	12	(5,203)	(1,246)	76	76
Other expense from financial instruments designated at fair value	(248)	7	(241)	(558)	(125)	(132)
Net expense from financial instruments designated at fair value	(5,463)	19	(5,444)	(1,804)	67	67
Gains on disposal of US branch network, US cards business and Ping An	3,012	–	3,012	–	(100)	(100)
Gains less losses from financial investments	344	–	344	1,212	252	252
Other operating income (including dividend income)	5,512	(210)	5,302	6,910	25	30

Total operating income	2,332	(196)	2,136	5,651	142	165
Net insurance claims and benefits paid and movement in liabilities to policyholders	–	–	–	–

Net operating income[73]	2,332	(196)	2,136	5,651	142	165

LICs	–	–	–	–	–	–

Net operating income	2,332	(196)	2,136	5,651	142	165

Operating expenses	(9,369)	81	(9,288)	(7,796)	17	16

Operating loss	(7,037)	(115)	(7,152)	(2,145)	70	70

Share of profit/(loss) from associates and joint ventures	47	–	47	(14)

Loss before tax	(6,990)	(115)	(7,105)	(2,159)	69	70

For footnotes, see page 109.

HSBC HOLDINGS PLC

105aj

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – Other

	2013	2012	Change	[72]
	US$m	US$m	%

Revenue[73]
Reported revenue	5,651	2,332	142
Currency translation adjustment[74]		(209)
Own credit spread[75]	1,246	5,215
Acquisitions, disposals and dilutions	(1,044)	(3,107)

Underlying	5,853	4,231	38
Other significant items	(1,262)	304

Adjusted	4,591	4,535

Operating expenses
Reported operating expenses	(7,796)	(9,369)	17
Currency translation adjustment[74]		81
Acquisitions, disposals and dilutions	29	1

Underlying	(7,767)	(9,287)	16
Other significant items	199	2,348

Adjusted	(7,568)	(6,939)

Underlying cost efficiency ratio	132.7%	219.5%
Adjusted cost efficiency ratio	164.8%	153.0%

Loss before tax
Reported loss before tax	(2,159)	(6,990)	69
Currency translation adjustment[74]		(127)
Own credit spread[75]	1,246	5,215
Acquisitions, disposals and dilutions	(1,015)	(3,106)

Underlying	(1,928)	(5,008)	62
Other significant items	(1,063)	2,652

Adjusted	(2,991)	(2,356)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ak

Report of the Directors: Financial Review (continued)

Geographical regions

Europe

Reconciliation of reported and constant currency profit/(loss) before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	10,394	(38)	10,356	10,693	3	3
Net fee income	6,169	1	6,170	6,032	(2)	(2)
Net trading income	2,707	(19)	2,688	4,423	63	65
Own credit spread[75]	(4,110)	12	(4,098)	(1,015)	75	75
Other income from financial instruments designated at fair value	1,895	12	1,907	1,433	(24)	(25)
Net income/(expense) from financial instruments designated at fair value	(2,215)	24	(2,191)	418
Gains less losses from financial investments	364	(4)	360	379	4	5
Net earned insurance premiums	3,630	85	3,715	3,158	(13)	(15)
Other operating income (including dividend income)	1,189	49	1,238	604	(49)	(51)

Total operating income	22,238	98	22,336	25,707	16	15
Net insurance claims and benefits paid and movement in liabilities to policyholders	(4,630)	(121)	(4,751)	(4,740)	(2)	–

Net operating income[73]	17,608	(23)	17,585	20,967	19	19

LICs	(1,921)	15	(1,906)	(1,530)	20	20

Net operating income	15,687	(8)	15,679	19,437	24	24

Operating expenses	(19,095)	74	(19,021)	(17,613)	8	7

Operating profit/(loss)	(3,408)	66	(3,342)	1,824

Share of profit/(loss) from associates and joint ventures	(6)	(1)	(7)	1

Profit/(loss) before tax	(3,414)	65	(3,349)	1,825

For footnotes, see page 109.

HSBC HOLDINGS PLC

105al

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – Europe

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	10,693	10,394	3
Currency translation adjustment[74]		(38)
Acquisitions, disposals and dilutions	17	15

Underlying	10,710	10,371	3
Other significant items	–	–

Adjusted	10,710	10,371

Other operating income
Reported	529	1,080	(51)
Currency translation adjustment[74]		49
Acquisitions, disposals and dilutions	(69)	(54)

Underlying	460	1,075	(57)
Other significant items	425	–

Adjusted	885	1,075

Revenue[73]
Reported	20,967	17,608	19
Currency translation adjustment[74]		(35)
Own credit spread[75]	1,015	4,110
Acquisitions, disposals and dilutions	(51)	(36)

Underlying	21,931	21,647	1
Other significant items	(379)	(252)

Adjusted	21,552	21,395

LICs
Reported	(1,530)	(1,921)	20
Currency translation adjustment[74]		15
Acquisitions, disposals and dilutions	–	–

Underlying	(1,530)	(1,906)	20
Other significant items	–	–

Adjusted	(1,530)	(1,906)

Operating expenses
Reported	(17,613)	(19,095)	8
Currency translation adjustment[74]		74
Acquisitions, disposals and dilutions	28	46

Underlying	(17,585)	(18,975)	7
Other significant items	1,637	3,012

Adjusted	15,948	(15,963)

Underlying cost efficiency ratio	80.2%	87.7%
Adjusted cost efficiency ratio	74.0%	74.6%

Profit/(loss) before tax
Reported	1,825	(3,414)
Currency translation adjustment[74]		53
Own credit spread[75]	1,015	4,110
Acquisitions, disposals and dilutions	(18)	10

Underlying	2,822	759	272
Other significant items	1,258	2,760

Adjusted	4,080	3,519

For footnotes, see page 109.

HSBC HOLDINGS PLC

105am

Report of the Directors: Financial Review (continued)

Asia76

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	10,707	(119)	10,588	11,432	7	8
Net fee income	5,418	(77)	5,341	5,936	10	11
Net trading income	2,516	(56)	2,460	2,026	(19)	(18)
Own credit spread[75]	(3)	–	(3)	(2)	33	33
Other income from financial instruments designated at fair value	556	2	558	316	(43)	(43)
Net income from financial instruments designated at fair value	553	2	555	314	(43)	(43)
Gains on disposal of Ping An	3,012	–	3,012	–	(100)	(100)
Gains less losses from financial investments	338	(1)	337	1,275	277	278
Net insurance premium income	6,769	–	6,769	6,918	2	2
Other operating income (including dividend income)	3,103	(214)	2,889	3,827	23	32

Total operating income	32,416	(465)	31,951	31,728	(2)	(1)
Net insurance claims and benefits paid and movement in liabilities to policyholders	(7,084)	–	(7,084)	(7,296)	(3)	(3)

Net operating income[73]	25,332	(465)	24,867	24,432	(4)	(2)

LICs	(510)	12	(498)	(498)	2	–

Net operating income	24,822	(453)	24,369	23,934	(4)	(2)

Operating expenses	(9,980)	179	(9,801)	(9,936)	–	(1)

Operating profit	14,842	(274)	14,568	13,998	(6)	(4)

Share of profit from associates and joint ventures	3,188	46	3,234	1,855	(42)	(43)

Profit before tax	18,030	(228)	17,802	15,853	(12)	(11)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105an

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – Asia76

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	11,432	10,707	7
Currency translation adjustment[74]		(119)
Acquisitions, disposals and dilutions	–	(31)

Underlying	11,432	10,557	8
Other significant items	–	–

Adjusted	11,432	10,557

Other operating income
Reported	3,675	3,074	20
Currency translation adjustment[74]		(214)
Acquisitions, disposals and dilutions	(1,139)	(674)

Underlying	2,536	2,186	16
Other significant items	–	–

Adjusted	2,536	2,186

Revenue[73]
Reported	24,432	25,332	(4)
Currency translation adjustment[74]		(465)
Own credit spread[75]	2	3
Acquisitions, disposals and dilutions	(1,139)	(3,787)

Underlying	23,295	21,083	10
Other significant items	(561)	154

Adjusted	22,734	21,237

LICs
Reported	(498)	(510)	2
Currency translation adjustment[74]		12
Acquisitions, disposals and dilutions	–	(2)

Underlying	(498)	(500)	–
Other significant items	–	–

Adjusted	(498)	(500)

Operating expenses
Reported	(9,936)	(9,980)	–
Currency translation adjustment[74]		179
Acquisitions, disposals and dilutions	72	145

Underlying	(9,864)	(9,656)	(2)
Other significant items	121	162

Adjusted	(9,743)	(9,494)
Underlying cost efficiency ratio	42.3%	45.8%
Adjusted cost efficiency ratio	42.9%	44.7%

Share of profit in associates and joint ventures
Reported	1,855	3,188	(42)
Currency translation adjustment[6]		46
Acquisitions, disposals and dilutions	(19)	(1,425)

Underlying	1,836	1,809	1
Other significant items	–	–

Adjusted	1,836	1,809

Profit before tax
Reported	15,853	18,030	(12)
Currency translation adjustment[74]		(228)
Own credit spread[75]	2	3
Acquisitions, disposals and dilutions	(1,086)	(5,069)

Underlying	14,769	12,736	16
Other significant items	(440)	316

Adjusted	14,329	13,052

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ao

Report of the Directors: Financial Review (continued)

Middle East and North Africa

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	1,470	(43)	1,427	1,486	1	4
Net fee income	595	(11)	584	622	5	7
Net trading income	390	(9)	381	357	(8)	(6)
Own credit spread[75]	(12)	–	(12)	(4)	67	67
Other income from financial instruments designated at fair value	–	–	–	2
Net expense from financial instruments designated at fair value	(12)	–	(12)	(2)	83	83
Gains less losses from financial investments	9	–	9	(18)
Net insurance premium income	–	–	–	–
Other operating income/(expense) (including dividend income)	(22)	–	(22)	58

Total operating income	2,430	(63)	2,367	2,503	3	6
Net insurance claims and benefits paid and movement in liabilities to policyholders	–	–	–	–

Net operating income[73]	2,430	(63)	2,367	2,503	3	6

LICs	(286)	4	(282)	42

Net operating income	2,144	(59)	2,085	2,545	19	22

Operating expenses	(1,166)	23	(1,143)	(1,289)	(11)	(13)

Operating profit	978	(36)	942	1,256	28	33

Share of profit from associates and joint ventures	372	–	372	438	18	18

Profit before tax	1,350	(36)	1,314	1,694	25	29

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ap

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – Middle East and North Africa

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	1,486	1,470	1
Currency translation adjustment[74]		(43)
Acquisitions, disposals and dilutions	–	(8)

Underlying	1,486	1,419	5
Other significant items	–	–

Adjusted	1,486	1,419

Other operating income
Reported	49	(27)
Currency translation adjustment[74]		–
Acquisitions, disposals and dilutions	–	64

Underlying	49	37	32
Other significant items	–	–

Adjusted	49	37

Revenue[73]
Reported	2,503	2,430	3
Currency translation adjustment[74]		(63)
Own credit spread[75]	4	12
Acquisitions, disposals and dilutions	–	3

Underlying	2,507	2,382	5
Other significant items	(2)	(4)

Adjusted	2,505	2,378

LICs
Reported	42	(286)
Currency translation adjustment[74]		4
Acquisitions, disposals and dilutions	–	–

Underlying	42	(282)
Other significant items	–	–

Adjusted	42	(282)

Operating expenses
Reported	(1,289)	(1,166)	(11)
Currency translation adjustment[74]		23
Acquisitions, disposals and dilutions	–	15

Underlying	(1,289)	(1,128)	(14)
Other significant items	4	27

Adjusted	(1,285)	(1,101)

Underlying cost efficiency ratio	51.4%	47.4%
Adjusted cost efficiency ratio	51.3%	46.3%

Profit before tax
Reported	1,694	1,350	25
Currency translation adjustment[74]		(36)
Own credit spread[75]	4	12
Acquisitions, disposals and dilutions	–	18

Underlying	1,698	1,344	26
Other significant items	2	23

Adjusted	1,700	1,367

For footnotes, see page 109.

HSBC HOLDINGS PLC

105aq

Report of the Directors: Financial Review (continued)

North America

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	8,117	(42)	8,075	5,742	(29)	(29)
Net fee income	2,513	(18)	2,495	2,143	(15)	(14)
Net trading income	507	(6)	501	948	87	89
Own credit spread[75]	(1,090)	–	(1,090)	(226)	79	79
Other expense from financial instruments designated at fair value	(129)	–	(129)	(62)	52	52
Net expense from financial instruments designated at fair value	(1,219)	–	(1,219)	(288)	76	76
Gains on disposal of US branch network and US cards business	4,012	–	4,012	–	(100)	(100)
Gains less losses from financial investments	251	(1)	250	294	17	18
Net insurance premium income	193	–	193	34	(82)	(82)
Other operating income/(expense) (including dividend income)	467	3	470	(31)

Total operating income	14,841	(64)	14,777	8,842	(40)	(40)
Net insurance claims and benefits paid and movement in liabilities to policyholders	(148)	–	(148)	(39)	74	74

Net operating income[73]	14,693	(64)	14,629	8,803	(40)	(40)

LICs	(3,457)	6	(3,451)	(1,197)	65	65

Net operating income	11,236	(58)	11,178	7,606	(32)	(32)

Operating expenses	(8,940)	30	(8,910)	(6,416)	28	28

Operating profit	2,296	(28)	2,268	1,190	(48)	(48)

Share of profit from associates and joint ventures	3	–	3	31	933	933

Profit before tax	2,299	(28)	2,271	1,221	(47)	(46)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105ar

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – North America

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	5,742	8,117	(29)
Currency translation adjustment[74]		(42)
Acquisitions, disposals and dilutions	(14)	(1,433)

Underlying	5,728	6,642	(14)
Significant items	–	–

Adjusted	5,728	6,642

Other operating income/(expense)
Reported	(108)	406
Currency translation adjustment[74]		3
Acquisitions, disposals and dilutions	97	(134)

Underlying	(11)	275
Significant items	394	–

Adjusted	383	275

Revenue[73]
Reported	8,803	14,693	(40)
Currency translation adjustment[74]		(64)
Own credit spread[75]	226	1,090
Acquisitions, disposals and dilutions	89	(5,982)

Underlying	9,118	9,737	(6)
Significant items	361	136

Adjusted	9,479	9,873

LICs
Reported	(1,197)	(3,457)	65
Currency translation adjustment[74]		6
Acquisitions, disposals and dilutions	–	325

Underlying	(1,197)	(3,126)	62
Significant items	–	–

Adjusted	(1,197)	(3,126)

Operating expenses
Reported	(6,416)	(8,940)	28
Currency translation adjustment[74]		30
Acquisitions, disposals and dilutions	14	796

Underlying	(6,402)	(8,114)	21
Significant items	201	1,871

Adjusted	(6,201)	(6,243)

Underlying cost efficiency ratio	70.2%	83.3%
Adjusted cost efficiency ratio	65.4%	63.2%

Profit/(loss) before tax
Reported	1,221	2,299	(47)
Currency translation adjustment[74]		(28)
Own credit spread[75]	226	1,090
Acquisitions, disposals and dilutions	103	(4,861)

Underlying	1,550	(1,500)
Significant items	562	2,007

Adjusted	2,112	507
For footnotes, see page 109.

HSBC HOLDINGS PLC

105as

Report of the Directors: Financial Review (continued)

Latin America

Reconciliation of reported and constant currency profit before tax

	2012 as reported US$m	Currency translation adjustment US$m [74]	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change % [72]	Constant currency change % [72]

Net interest income	6,984	(440)	6,544	6,186	(11)	(5)
Net fee income	1,735	(98)	1,637	1,701	(2)	4
Net trading income	971	(74)	897	936	(4)	4
Own credit spread[75]	–	–	–	–
Other income from financial instruments designated at fair value	667	(67)	600	326	(51)	(46)
Net income from financial instruments designated at fair value	667	(67)	600	326	(51)	(46)
Gains less losses from financial investments	227	(11)	216	82	(64)	(62)
Net insurance premium income	2,452	(203)	2,249	1,830	(25)	(19)
Other operating income (including dividend income)	268	(49)	219	1,124	319	413

Total operating income	13,304	(942)	12,362	12,185	(8)	(1)
Net insurance claims and benefits paid and movement in liabilities to policyholders	(2,353)	217	(2,136)	(1,617)	31	24

Net operating income[73]	10,951	(725)	10,226	10,568	(3)	3

LICs	(2,137)	164	(1,973)	(2,666)	(25)	(35)

Net operating income	8,814	(561)	8,253	7,902	(10)	(4)

Operating expenses	(6,430)	388	(6,042)	(5,930)	8	2

Operating profit	2,384	(173)	2,211	1,972	(17)	(11)

Share of profit from associates and joint ventures	–	–	–	–	–	–

Profit before tax	2,384	(173)	2,211	1,972	(17)	(11)

For footnotes, see page 109.

HSBC HOLDINGS PLC

105at

Report of the Directors: Financial Review (continued)

Reconciliation of reported, underlying and adjusted items – Latin America

	2013	2012	Change [72]
	US$m	US$m	%

Net interest income
Reported	6,186	6,984	(11)
Currency translation adjustment[74]		(440)
Acquisitions, disposals and dilutions	(277)	(561)

Underlying	5,909	5,983	(1)
Significant items	–	–

Adjusted	5,909	5,983

Other operating income
Reported	1,115	253	341
Currency translation adjustment[74]		(48)
Acquisitions, disposals and dilutions	(1,123)	(14)

Underlying	(8)	191
Significant items	–	–

Adjusted	(8)	191

Revenue[73]
Reported	10,568	10,951	(3)
Currency translation adjustment[74]		(725)
Acquisitions, disposals and dilutions	(1,495)	(805)

Underlying	9,073	9,421	(4)
Significant items	(13)	(17)

Adjusted	9,060	9,404

LICs
Reported	(2,666)	(2,137)	(25)
Currency translation adjustment[74]		164
Acquisitions, disposals and dilutions	32	53

Underlying	(2,634)	(1,920)	(37)
Significant items	–	–

Adjusted	(2,634)	(1,920)

Operating expenses
Reported	(5,930)	(6,430)	8
Currency translation adjustment[74]		388
Acquisitions, disposals and dilutions	239	488

Underlying	(5,691)	(5,554)	(2)
Significant items	75	167

Adjusted	(5,616)	(5,387)

Underlying cost efficiency ratio	62.7%	59.0%
Adjusted cost efficiency ratio	62.0%	57.3%

Profit before tax
Reported	1,972	2,384	(17)
Currency translation adjustment[74]		(173)
Acquisitions, disposals and dilutions	(1,224)	(264)

Underlying	748	1,947	(62)
Significant items	62	150

Adjusted	810	2,097

For footnotes, see page 109.

HSBC HOLDINGS PLC

105au

Report of the Directors: Financial Review (continued)

Other information

Funds under management and assets held in custody

Funds under management59

	2014	2013
	US$bn	US$bn

Funds under management
At 1 January	921	910
Net new money	38	(18)
Value change	40	34
Exchange and other	(45)	(5)

At 31 December	954	921

	2014	2013
	US$bn	US$bn
Funds under management by business
Global Asset Management	445	420
Global Private Banking	275	282
Affiliates	5	5
Other	229	214

At 31 December	954	921

For footnote, see page 109.

Funds under management (‘FuM’) at 31 December 2014 amounted to US$954bn, an increase of 4%, primarily due to favourable market movements and net inflows in the year.

Global Asset Management FuM increased by 6% to US$445bn as we attracted US$29bn of net new money, notably in fixed income products from our customers in Europe and Asia, as well as from net inflows into liquidity funds in Europe and North America. In addition, we transferred FuM of US$18bn which had previously been reported within Other FuM and we benefited from favourable movements in equity and bond markets. These increases were partly offset by adverse foreign exchange movements reflecting the strengthening of the US dollar against all major currencies.

GPB FuM decreased by 3% to US$275bn due to the ongoing repositioning of our client base, which gave rise to disposals of a portfolio of assets in Switzerland to LGT Bank (Switzerland) Ltd and our HSBC Trinkaus & Burkhardt AG business in Luxembourg with a combined

FuM of US$8bn, and negative net new money in Europe. In addition, there were unfavourable foreign exchange movements, mainly in Europe. This was partly offset by favourable market movements, also principally in Europe, and from positive net new money in areas targeted for growth.

Other FuM increased by 7% to US$229bn, primarily due to strong net inflows and favourable market movements. This was partly offset by the transfer of FuM into Global Asset Management noted above.

Assets held in custody59 and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2014, we held assets as custodian of US$6.4 trillion, 3% higher than the US$6.2 trillion held at 31 December 2013. This was mainly driven by incremental net asset inflows in Asia and Europe, and notably in Middle East and North Africa, partly offset by adverse foreign exchange movements.

Our assets under administration business, which includes the provision of bond and loan administration services and the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2014, the value of assets held under administration by the Group amounted to US$3.2 trillion, which was 6% higher than at 31 December 2013. This was mainly driven by incremental net asset inflows in the Funds business in Europe and Asia, which was partly offset by adverse foreign exchange movements.

Taxes paid by region and country

The following tables reflect a geographical view of HSBC’s operations and the basis of preparation is aligned to the Group’s approach in meeting its country-by-country reporting obligations as laid out in Article 89 of the EU’s CRD IV.

Breakdown of tax paid by region60

	2014 US$bn	2013 US$bn

Region
UK	2.4	2.1
Rest of Europe	1.3	1.5
Asia	2.7	2.5
Middle East and North Africa	0.2	0.3
North America	(0.1)	0.4
Latin America	1.4	1.8

Total	7.9	8.6

For footnote, see page 109.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Taxes paid by country60

	2014	2013	2012
	US$m	US$m	US$m

Total taxes paid analysed by regions
Asia	2,687	2,536	2,639
Home and priority growth markets	2,399	2,185	2,225
– Hong Kong	1,273	1,248	974
– Mainland China	278	207	276
– India	290	318	349
– Australia	204	105	209
– Malaysia	133	106	193
– Indonesia	76	74	113
– Singapore	101	88	89
– Taiwan	44	39	22

Other markets	288	351	414

Europe	3,709	3,570	3,213
Home and priority growth markets	3,466	3,326	3,021
– UK	2,363	2,107	1,906
– France	790	844	679
– Germany	131	151	200
– Switzerland	107	142	160
– Turkey	75	82	76

Other markets	243	244	192

Middle East and North Africa	210	251	284
Priority growth markets	162	213	234
– UAE	102	98	120
– Egypt	60	115	114

Other markets	48	38	50

North America	(108)	414	1,236
Priority growth markets
– US	(377)	125	798
– Canada	269	285	434
Other markets	–	4	4

Latin America	1,384	1,836	1,977
Priority growth markets	1,338	1,645	1,835
– Brazil	804	1,002	1,174
– Argentina	333	318	391
– Mexico	201	325	270

Other markets	46	191	142

Total	7,882	8,607	9,349

For footnote, see page 109.

Property

At 31 December 2014, we operated from some 7,885 operational properties worldwide, of which approximately 1,965 were located in Europe, 2,500 in Asia, 450 in North America, 2,700 in Latin America and 275 in the Middle East and North Africa. These properties had an area of approximately 54.3m square feet (2013: 56.6m square feet).

Our freehold and long leasehold properties, together with all our leasehold land in Hong Kong, were valued in 2014. The value of these properties was US$10.8bn

(2012: US$10.3bn) in excess of their carrying amount in the consolidated balance sheet on an historical cost based measure. In addition, properties with a net book value of US$1.6bn (2013: US$1.5bn) were held for investment purposes.

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

Our disclosure philosophy

HSBC strives to maintain the highest standards of disclosure in our reporting.

It has long been our policy to provide disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto. In accordance with this policy:

•	In order to make the financial statements and notes thereon easier to understand, we have undertaken an initiative to provide more focused information and to remove duplication where possible. As a result, we have changed the location and the wording used to describe certain accounting policies within the notes, removed certain immaterial disclosures and changed the order of certain sections. In applying materiality to financial statement disclosures, we consider both the amount and nature of each item. The main changes to the presentation of the financial statements and notes thereon in 2014 are described on pages 346 and 347.

•	The information provided in the ‘Notes on the Financial Statements’ and the ‘Report of the Directors’ goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, we provide additional disclosures having regard to the recommendations of the Enhanced Disclosures Task Force (‘EDTF’) report ‘Enhancing the Risk Disclosures of Banks’ issued in October 2012. The report aims to help financial institutions identify areas that investors had highlighted needed better and more transparent information about banks’ risks, and how these risks relate to performance measurement and reporting. In addition, we continue to enhance our disclosures in line with good practice recommendations issued by relevant regulators and standard setters and in response to feedback received from users of our financial statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Disclosures arising from EDTF recommendations

Type of risk	Recommendation	Disclosure	Page
General	1	The risks to which the business is exposed.	112 to 117

	2	Our risk appetite and stress testing.	117 to 118

	3	Top and emerging risks, and the changes during the reporting period.	118 to 124

	4	Discussion of future regulatory developments affecting our business model and Group profitability, and its implementation in Europe.	119 to 120 and 252 to 256

Risk governance, risk management and business model	5	Group Risk Committee, and their activities.	280 to 281
	6	Risk culture and risk governance and ownership.	111
	7	Diagram of the risk exposure by global business segment.	22

	8	Stress testing and the underlying assumptions.	117 to 118
Capital adequacy and risk-weighted assets	9	Pillar 1 capital requirements. For calculation of Pillar 1 capital requirements, see the Pillar 3 Disclosures 2014 document.	258 to 259

	10	Reconciliation of the accounting balance sheet to the regulatory balance sheet.	249

	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in the different tiers of regulatory capital.	245

	12	Discussion of targeted level of capital, and the plans on how to establish this.	239 and 252 to 258

	13	Analysis of risk-weighted assets by risk type, global business and geographical region, and market risk RWAs.	240

	14	For analysis of the capital requirements for each Basel asset class, see the Pillar 3 Disclosures 2014 document.

	15	For analysis of credit risk for each Basel asset class, see the Pillar 3 Disclosures 2014 document.

	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	242 to 244

	17	For discussion of Basel credit risk model performance, see the Pillar 3 Disclosures 2014 document.
Liquidity	18	Analysis of the Group’s liquid asset buffer.	165 to 166
Funding	19	Encumbered and unencumbered assets analysed by balance sheet category.	171 to 173

	20	Consolidated total assets, liabilities and off-balance sheet commitments analysed by remaining contractual maturity at the balance sheet date.	426 to 435

	21	Analysis of the Group’s sources of funding and a description of our funding strategy.	168
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet, by business segment.	179 to 180

	23	Discussion of significant trading and non-trading market risk factors.	176 to 179

	24	VaR assumptions, limitations and validation.	223 to 224

	25	Discussion of stress tests, reverse stress tests and stressed VaR.	224 to 225
Credit risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	129 to 130

	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.	137 and 208 to 213

	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	137 and 142 to 143

	29	Analysis of counterparty credit risk that arises from derivative transactions.	150 to 151

	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	146 to 150
Other risks	31	Quantified measures of the management of operational risk.	187 to 189

	32	Discussion of publicly known risk events.	118 to 124

The 32 recommendations listed above were made in the report ‘Enhancing the Risk Disclosures of Banks’ issued by the Enhanced Disclosure Task Force of the Financial Stability Board in October 2012.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Disclosure controls

The Group Chief Executive and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as at 31 December 2014. Based upon that evaluation, the Group Chief Executive and Group Finance Director concluded that our disclosure controls and procedures as at 31 December 2014 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There has been no change in HSBC Holdings’ internal controls over financial reporting during the year ended 31 December 2014 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal controls over financial reporting.

Management’s assessment of internal controls over financial reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended 31 December 2014. In making the assessment, management used the framework for internal control evaluation contained in the Financial Reporting Council’s Internal Control Revised Guidance for Directors, as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework (1992)’.1

Based on the assessment performed, management concluded that as at 31 December 2014, the Group’s internal controls over financial reporting were effective.

KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2014, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) as stated in their report on pages 329 to 333.

1	In May 2013, the Committee of Sponsoring Organisations of the Treadway Commission (COSO) issued the 2013 ‘Internal Control — Integrated Framework’ (Framework). The 2013 Framework superseded the original 1992 Framework on 15 December 2014. HSBC is in the process of finalising its migration to the 2013 Framework, which it plans to use with respect to the evaluation of its internal control over financial reporting for the year ending 31 December 2015. HSBC continued to evaluate its internal control over financial reporting under the Financial Reporting Council’s Internal Control Revised Guidance for Directors and the original 1992 Framework for the year ended 31 December 2014.

Change in the Group’s certifying accountant

In 2013 we conducted a tender process for HSBC Holdings plc (the ‘Company’) and its subsidiaries’ (the ‘Group’) statutory audit contract. Accordingly the engagement of KPMG Audit Plc (‘KPMG’), HSBC’s current auditor, will not be renewed in 2015. As a result of the audit tender process we announced on 2 August 2013 that following completion of the audit of the Group financial statements for the year ended 31 December 2014 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2014, PricewaterhouseCoopers LLP will become the Group’s statutory auditor for the financial year ending 31 December 2015, subject to approval by shareholders at the 2015 Annual General Meeting of the Company. This decision was taken by the Board of Directors on the recommendation of the Group Audit Committee.

During the years ended 31 December 2014 and 2013, (1) KPMG has not issued any reports on the financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the years ended 31 December 2014 and 2013 we have not consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

HSBC HOLDINGS PLC

108a

Report of the Directors: Financial Review (continued)

Footnotes to pages 40 to 108

Use of non-GAAP financial measures

1	The operating results of these disposals were removed from adjusted results in addition to disposal gains and losses.
2	The operating results of these disposals and acquisitions were not removed from adjusted results as they were not significant.
3	Excludes items where there are substantial offsets in the income statement for the same year.
4	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
5	Positive numbers are favourable: negative numbers are unfavourable.
6	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
7	‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
8	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 11 on the Financial Statements for further details). Comparative data have been represented accordingly.

Consolidated income statement

9	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. For further information, see footnote 3 on page 39.
10	Dividends per ordinary share expressed as a percentage of basic earnings per share.
11	Net interest income includes the cost of internally funding trading assets, while the related external revenues are reported in ‘Trading income’. In our global business results, the cost of funding trading assets is included with Global Banking and Market’s net trading income as interest expense.
12	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
13	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
14	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
15	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
16	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
17	Including interest-bearing bank deposits only.
18	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest expense’.
19	Including interest-bearing customer accounts only.
20	Net trading income includes a favourable movement of US$15m (2013: unfavourable movement of US$66m; 2012: unfavourable movement of US$629m), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities arising from movements in HSBC issuance spreads.
21	Trading income also includes movements on non-qualifying hedges. These hedges are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, nor could be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance. The size and direction of the changes in the fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year-to-year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities if the derivative is held to maturity.
22	In 2013, we recorded a net gain on US$553m on the completion of the Ping An disposal. This represented the net effect of US$1,235m gain on de-recognition of equity securities classified as available for sale and recorded in ‘Gains less losses from financial investments’, partly offset by US$682m on a contingent forward sale contract, recorded in ‘Net trading income’.
23	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
24	Net insurance claims and benefits paid and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of incurred claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.
25	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

Consolidated balance sheet

26	In 2013, GB&M changed the way it manages reverse repo and repo activities in the Credit and Rates business. This led to a decrease in amounts classified as ‘Trading assets’ and ‘Trading liabilities’ in the balance sheet and an increase in the amount classified as ‘Non-trading reverse repos’ at amortised cost and ‘Non-trading repos’ at amortised cost respectively.
27	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 17 on the Financial Statements.
28	Net of impairment allowances.
29	On 1 January 2014, CRD IV came into force and the calculation of capital resources and risk-weighted assets at 31 December 2014 are calculated and presented on this basis. 2011 to 2013 comparatives are on a Basel 2.5 basis. 2010 comparatives are on a Basel II basis.
30	Capital resources are total regulatory capital, the calculation of which is set out on page 246.
31	Including perpetual preferred securities, details of which can be found in Note 30 on the Financial Statements.
32	The definition of net asset value per ordinary share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

33	‘Currency translation adjustment’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end.
34	Balance included in disposal groups of assets held for sale.
35	France primarily comprises the domestic operations of HSBC Finance, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Reconciliation of RoRWA measures

36	Risk-weighted assets (‘RWA’s) and pre-tax return on average risk-weighted assets (‘RoRWA’).
37	Adjusted RoRWA is calculated using adjusted pre-tax return and reported average RWAs at constant currency and adjusted for the effects of significant items.
38	‘Other’ includes treasury services related to the US Consumer and Mortgage Lending business and commercial operations in run-off. US CML includes loan portfolios within the run-off business that are designated held for sale.

Global businesses and geographical regions

39	The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).
40	Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’ or ‘inter-segment elimination’, as appropriate.
41	For disposed of businesses, this includes the gain or loss on disposal and material results of operations as described on page 40.
42	Other income in this context comprises where applicable net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.
43	Loan impairment charges and other credit risk provisions.
44	Share of profit in associates and joint ventures.
45	See ‘Use of non-GAAP financial measures’ on page 40. Reconciliation of adjusted results to reported results is provided in the Form 20-F filed with the Securities and Exchange Commission, which is available on www.hsbc.com.
46	The Principal RBWM business measure excludes the effects of the US run-off portfolio and the disposed-of US CRS business. Concentrating on the Principal RBWM business allows management to identify material changes in the ongoing business and assess the factors and trends which are expected to have a material effect on it in future years. Tables which reconcile reported to adjusted financial measures for Principal RBWM are available on www.hsbc.com.
47	‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.
48	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
49	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
50	In the analysis of global businesses, net trading income/(expense) comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
51	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and GCF products.
52	In 2014, Markets included a favourable fair value movement of US$15m on the widening of credit spreads on structured liabilities (2013: adverse fair value movement of US$66m; 2012: adverse fair value movement of US$629m).
53	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits are included within ‘Other’.
54	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management (US$275bn as at 31 December 2014) which are not reported on the Group’s balance sheet, and customer deposits (US$90bn as at 31 December 2014), of which US$85bn is reported on the Group’s balance sheet and US$5bn are off-balance sheet deposits.
55	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
56	Net insurance claims and benefits paid and movement in liabilities to policyholders.
57	‘Employee expenses’ comprise costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category are shown in ‘Other operating expenses’.
58	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
59	Funds under management and assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager, and these assets are consolidated as Structured entities (see Note 39 on the Financial Statements).
60	Taxes paid by HSBC relate to HSBC’s own tax liabilities including tax on profits earned, employer taxes, bank levy and other duties/levies such as stamp duty. Numbers are reported on a cash flow basis.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Average balance sheet

61	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
62	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
63	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong and Rest of Asia-Pacific’ (see Note 11 on the Financial Statements for further details). Comparative data have been represented accordingly.
64	This includes interest-bearing bank deposits only. See page 60(n) for an analysis of all bank deposits.
65	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt which is reported in ‘Interest Expense’.
66	This includes interest-bearing customer accounts only. See page 60(n) for an analysis of all customer accounts.
67	Net interest margin is calculated as net interest income divided by average interest earning assets.
68	In 2012 CMB results include US$128m of net operating income and US$43m of profit before tax related to low income housing tax credit investments in the US which are offset within the ‘Other’ segment.

Ratio of earnings to fixed charges

69	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

Reconciliations of non-GAAP financial measures

70	The operating results of these disposals were removed from underlying results in addition to disposal gains and losses.
71	The operating results of these disposals and acquisitions were not removed from underlying results as they were not significant.
72	Positive numbers are favourable: negative numbers are unfavourable.
73	Net operating income before loan impairment charges and other credit risk provisions, also referred to as ‘revenue’.
74	‘Currency translation on adjustment’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
75	‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
76	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (See Note11 on the Financial Statements for further details). Comparative data have been represented accordingly.
77	‘Currency translation adjustment’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end.
78	The Principal RBWM business measure excludes the effects of the US run-off portfolio and the disposed-of US CRS business. Concentrating on the Principal RBWM business allows management to identify material changes in the ongoing business and assess the factors and trends which are expected to have a material effect on it in future years. Tables which reconcile reported RBWM financial measures to Principal RBWM financial measures are available on www.hsbc.com.
79	Excludes items where there are substantial offsets in the income statement for the same year.
80	Other income in this context comprises where applicable net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
81	Net insurance claims incurred and movement in liabilities to shareholders.

HSBC HOLDINGS PLC

110a

Report of the Directors: Financial Review (continued)

Regulation and supervision (Unaudited)

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Conduct Authority (‘FCA’) in its role as the UK Listing Authority; in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKSE’); in the US, where the shares are traded in the form of ADS, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission (‘SEC’). As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s (‘NYSE’) Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange respectively, applicable to companies with secondary listings.

A statement of our compliance with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and with the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited can be found in the ‘Report of the Directors: Corporate Governance’ on page 263.

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

The Prudential Regulation Authority (‘PRA’) is the HSBC Group’s consolidated lead regulator. The other UK regulator, the FCA, supervises 12 HSBC regulated entities in the UK, including 7 where the PRA is responsible for prudential supervision. The FCA also supervises the Group globally in relation to financial crime matters. Additionally, both the PRA and FCA have certain limited direct supervisory powers over our unregulated qualifying parent company HSBC Holdings plc, including (in the FCA’s case) pursuant to the undertaking with the FSA (revised as the ‘FCA Direction’ on 2 April 2013) in connection with HSBC Holdings plc and HSBC North America Holdings, Inc. having entered into agreements as part of a global settlement with a number of US authorities in relation to the Group’s failure to comply with anti-money laundering (‘AML’) rules, US sanctions requirements and related matters. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors.

The primary regulatory authorities are those in the UK, Hong Kong and the US, our principal jurisdictions of operation. However, and in addition, with the implementation of the EU’s Single Supervisory Mechanism (‘SSM’) in 19 EU member states on 4 November 2014, the European Central Bank (‘ECB’) assumed direct supervisory responsibility for HSBC France and HSBC Malta as ‘significant supervised entities’ within the Eurozone for the purposes of the EU’s SSM Regulation. Under the SSM, the ECB will also increasingly engage with the relevant ‘National Competent Authorities’ in relation to HSBC’s businesses in other Eurozone countries and more widely with other HSBC regulators. It is therefore expected that we will continue to see changes in how the Group is regulated and supervised on a day-to-day basis in the Eurozone and more generally as the ECB and other of our regulators develop their powers having regard to some of the regulatory initiatives highlighted in this report.

UK regulation and supervision

The UK financial services regulatory structure is comprised of three regulatory bodies: the Financial Policy Committee (‘FPC’), a committee of the Bank of England (‘BoE’), the PRA, a subsidiary of the BoE and the FCA.

The FPC is responsible for macro-prudential supervision, focussing on systemic risk that may affect the UK’s financial stability. The PRA and the FCA are micro-prudential supervisors. The Group’s banking subsidiaries such as HSBC Bank plc (our principal authorised

HSBC HOLDINGS PLC

110b

Report of the Directors: Financial Review (continued)

institution in the UK) are ‘dual-regulated’ firms, subject to prudential regulation by the PRA and to conduct regulation by the FCA. Other (generally smaller, non-bank) UK based Group subsidiaries are ‘solo regulated’ by the FCA (i.e. the FCA is responsible for both prudential and conduct regulation of those subsidiaries).

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000 (‘FSMA’), as amended by subsequent legislation. Other UK financial services legislation includes that derived from EU directives and regulations relating to banking, securities, insurance, investments and sales of personal financial services.

The PRA and FCA are together responsible for authorising and supervising all our operating businesses in the UK which require authorisation under FSMA. These include deposit-taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses and treasury and capital markets activity.

PRA and FCA rules establish the minimum criteria for the authorisation of banks and financial services businesses. In the UK and the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that it regulates, or of its parent undertaking. PRA rules also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as our supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the Group as a whole. Individual banking subsidiaries in the Group are directly regulated by their local banking supervisors, who set and monitor, inter alia, their capital adequacy requirements.

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

In 2013, we calculated capital at a Group level using the Basel II framework as amended for CRD III, commonly known as ‘Basel 2.5’, and also estimated capital on an

‘end point’ CRD IV basis. On 1 January 2014, CRD IV came into force and capital and RWAs at 31 December 2014 are calculated and presented on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA.

The Basel III framework, similarly to Basel II, is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. CRD IV implemented Basel III in the EU and, in the UK, the ‘PRA Rulebook CRR Firms Instrument 2013’ transposed the various national discretions under CRD IV into UK law.

In its final rules, the PRA did not adopt most of the CRD IV transitional provisions available, instead opting for an acceleration of the CRD IV end point definition of common equity tier 1 (‘CET1’). However CRD IV transitional provisions for unrealised gains were applied, such that unrealised gains on investment property and available-for-sale securities were not recognised for capital until 1 January 2015. As a result, in 2014, our transitional capital ratio is slightly lower than the comparable end point capital ratio.

In April 2014, the PRA published its rules and supervisory statements implementing some of the CRD IV provisions relating to capital buffers. In addition, in June 2014 the PRA published its expectations in relation to capital ratios for major UK banks and building societies, namely that from 1 July 2014, we are expected to meet a 7% CET1 ratio using CRD IV end point definition. This applies alongside CRD IV requirements. This also included a revised PRA expectation in relation to the leverage ratio for major UK banks and building societies, namely that from 1 July 2014, we are expected to meet a 3% end-point tier 1 leverage ratio, calculated using the CRD IV definition of capital for the numerator and the Basel 2014 exposure measure for the denominator.

In January 2015, the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for 2014 year end disclosures. While the numerator continues to be calculated using the final CRD IV end point tier 1 capital definition, the exposure measure is now calculated based the EU delegated act published in January 2015 (rather than the Basel 2014 definition used in the Interim Report 2014). Further details of this can be found in the Capital section on page 251.

Despite the rules published to date, there remains continued uncertainty around the amount of capital that UK banks will be required to hold. This relates specifically to the quantification and interaction of capital buffers and Pillar 2. The PRA is currently consulting on their revised approach to Pillar 2, the PRA buffer and its interaction with the CRD IV buffers. Furthermore, there are a significant number of draft and unpublished EBA regulatory and implementing technical standards due in 2015.

CRD IV establishes a number of capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be

HSBC HOLDINGS PLC

110c

Report of the Directors: Financial Review (continued)

phased in from 1 January 2016, subject to national discretion. Automatic restrictions on capital distributions apply if a bank’s CET1 capital falls below the level of its CRD IV combined buffer. This is defined as the total of the capital conservation buffer (‘CCB’), the countercyclical capital buffer (‘CCyB’), the global systemically important institutions (‘G-SIIs’) buffer and the systemic risk buffer (‘SRB’) as these become applicable. The PRA have proposed that the use of the PRA buffer will not result in automatic restrictions on capital distributions.

In April 2014, HM Treasury published the statutory instrument ‘Capital Requirements (Capital Buffers and Macro-Prudential Measures) Regulations 2014’ transposing into UK legislation the main provisions in CRD IV related to capital buffers, with the exception of the SRB. In January 2015, HM Treasury published amendments to this statutory instrument in order to transpose the SRB.

The PRA is the designated authority for the G-SII buffer, the other systemically important institutions (‘O-SII’s) buffer and the CCB. In April 2014, they published rules and supervisory statements implementing the main CRD IV provisions in relation to these buffers. The BoE is the designated authority for the CCyB and macro-prudential measures. Whilst the PRA and the FCA are the designated authorities for applying and determining the SRB, the FPC is responsible for creating the SRB framework for calibration.

The G-SII buffer (which is the EU implementation of the Basel G-SIB buffer) is to be met with CET1 capital and will be phased in from 1 January 2016. In October 2014, finalised Regulatory Technical Standards (‘RTS’) on the methodology for identification of G-SIIs were published in the EU’s Official Journal and came into effect from 1 January 2015. In November 2014 the Financial Stability Board (‘FSB’) and the Basel Committee updated the list of G-SIBs, using end-2013 data. The add-on of 2.5% previously assigned to HSBC was left unchanged.

Following direction from the PRA to UK banks in its Supervisory Statement issued in April 2014, and in accordance with the EBA final draft Implementing Technical Standards (‘ITS’) and guidelines published in June 2014, we published the EBA template in July 2014. This disclosed the information used for the identification and scoring process which underpins our G-SIB designation. The final ITS for disclosure requirements were published in September 2014, and will form the basis of our future 2015 disclosure of G-SII indicators.

The CCB was designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred and is set at 2.5% of RWAs. The PRA will phase-in this buffer from 1 January 2016 to 1 January 2019.

CRD IV contemplates a countercyclical buffer in line with Basel III, in the form of an institution-specific CCyB and the application of increased requirements to address macro-prudential or systemic risk. In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through the use of the CCyB and the sectoral capital requirements (‘SCR’) tools.

The CCyB is expected to be set in the range of 0-2.5% of relevant credit exposures RWAs, although it is uncapped. Under UK legislation, the FPC is required to determine whether to recognise any CCyB rates set by other EEA countries before 2016.

In June 2014, the FPC set the CCyB rate for UK exposures at 0%. At its September 2014 meeting, the FPC left the CCyB rate for UK exposures unchanged at 0% and recognised the 1% CCyB rates introduced by Norway and Sweden to become effective from 3 October 2015. In January 2015, the HKMA announced the application of a CCyB rate of 0.625% to Hong Kong exposures, to apply from 1 January 2016. In accordance with UK legislation and PRA supervisory statement PS 3/14, this rate will directly apply to the calculation of our institution-specific CCyB rate from 1 January 2016. The institution-specific CCyB rate for the Group will be based on the weighted average of the CCyB rates that apply in the jurisdictions where relevant credit exposures are located. Currently the Group’s institution specific CCyB is zero. The SCR tool is not currently deployed in the UK.

In addition to the measures above, CRD IV sets out a SRB for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigating structural macro-prudential risk.

In January 2015, the legislative changes necessary to transpose the SRB were implemented. The SRB is to be applied to ring-fenced banks and building societies (over a certain threshold), which are together defined as ‘SRB institutions’. The SRB can be applied on an individual, sub-consolidated or consolidated basis and is applicable from 1 January 2019. By 31 May 2016, the FPC is required to create a framework for identifying the extent to which the failure or distress of SRB institutions will pose certain long-term non-cyclical systemic or macro-prudential risks. The PRA will apply this framework to determine whether specific SRB institutions would be subject to an SRB rate, and the level at which the buffer would be applied and is able to exercise supervisory judgment to determine what the rate should be. Where applicable, the buffer rate must be set in the range of 1% to 3%. The buffer rate would apply to all the SRB institution’s exposures unless the PRA has recognised a buffer rate set in another member state. If the SRB is applied on a consolidated basis it is expected that the higher of the G-SII or SRB would apply, in accordance with CRD IV.

Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A and Pillar 2B. Pillar 2A was previously met by total capital, but since 1 January 2015, in accordance with the PRA supervisory statement SS 5/13, is met with at least 56% CET1.

HSBC HOLDINGS PLC

110d

Report of the Directors: Financial Review (continued)

Pillar 2A guidance is a point in time assessment of the amount of capital the PRA considers that a bank should hold to meet the overall financial adequacy rule. It is therefore subject to change pending annual assessment and the supervisory review process. During 2014, the Group Pillar 2A guidance amounted to 1.5% of RWAs, of which 0.9% was to be met by CET1. In February 2015, this was revised to 2.0% of RWAs, of which 1.1% is to be met by CET1 and is effective immediately.

In January 2015, the PRA published a consultation on the Pillar 2 framework. This set out the methodologies that the PRA proposed to use to inform its setting of firms’ Pillar 2 capital requirements, including proposing new approaches for determining Pillar 2 requirements for credit risk, operational risk, credit concentration risk and pension obligation risk.

As part of CRD IV implementation, the PRA proposed to introduce a PRA buffer, to replace the capital planning buffer (‘CPB’) (known as Pillar 2B), also to be held in the form of CET1 capital. This was reconfirmed in the recent PRA consultation on the Pillar 2 framework. It is proposed that a PRA buffer will avoid duplication with CRD IV buffers and will be set for a particular firm depending on its vulnerability in a stress scenario or where the PRA has identified risk management and governance failings. In order to address weaknesses in risk management and governance, the PRA propose a scalar applied to firms’ CET1 Pillar 1 and Pillar 2A capital requirements. Where the PRA considers there is overlap between the CRD IV buffers and the PRA buffer assessment, the PRA proposes to set the PRA buffer as the excess capital required over and above the CCB and relevant systemic buffers. The PRA buffer will however be in addition to the CCyB and sectoral capital requirements.

The PRA expects to finalise the Pillar 2 framework in July 2015, with implementation expected from 1 January 2016. Until this consultation is finalised and revised rules and guidance issued, there remains uncertainty as to the exact buffer rate requirements, and their ultimate capital impact.

The FPC has been granted powers to give directions to the FCA or the PRA on the exercise of their supervisory powers, and may make recommendations within the BoE, to HM Treasury, to the FCA or the PRA or to ‘other persons’.

Within the BoE, the FPC is responsible for setting the CCyB rate and the use of direction powers over SCR’s. The UK legislation enabled use of the CCyB and SCR tools from 1 May 2014. In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through the use of the CCyB and the SCR tools. The CCyB allows the FPC to raise capital requirements above the micro-prudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole;

residential and commercial property; and, other parts of the financial sector, potentially on a global basis

The CCyB and SCR tools are stated as broad powers designed to reduce the likelihood and severity of financial crises, their primary purpose being to tackle cyclical risks. Both tools provide the FPC with means to increase the amount of capital that banks must have when threats to financial stability are judged to be emerging.

In October 2014, the FPC published final recommendations on the design of a UK specific leverage ratio framework and calibration. This followed an earlier FPC consultation in July 2014 on the design of the framework. HM Treasury published a consultation paper in November 2014, which responded to and agreed with the FPC recommendations in relation to the design of the leverage ratio framework. Specifically, HM Treasury agreed that the FPC should be granted powers to direct the PRA on a minimum requirement, additional leverage ratio buffer (for G-SIBs, major UK banks and building societies including ring fenced banks) and a countercyclical leverage ratio buffer (‘CCLB’). In February 2015, HM Treasury published a summary of responses, alongside the draft instrument which was laid before Parliament. Further details of this can be found in the Capital section on page 255.

In the third quarter of 2014, and in response to UK government proposals, the FPC also recommended that HM Treasury exercise its statutory power to enable the FPC to direct the PRA and FCA to require UK regulated lenders to place limits on residential mortgage lending, both owner occupied and buy-to-let by reference to loan-to-value, debt-to income and interest coverage ratios. In February 2015, HM Treasury published a summary of responses to an earlier consultation. As part of this, HM Treasury laid secondary legislation before Parliament to provide the FPC with a new power of direction over the housing market.

There are a substantial number of other on-going regulatory initiatives affecting the Group driven by or from the UK. These include the UK bank levy, on-going implementation of requirements regarding recovery and resolution plans (‘RRP’) and of the recommendations of the UK Independent Commission on Banking (‘ICB’) and the Parliamentary Commission on Banking Standards (‘PCBS’) in relation to ring-fencing of retail banking activities.

Legislation in respect of the UK bank levy was substantively created in July 2011, in the form of the Finance Act 2011 and the levy has been applied since January 2011. HSBC is a UK banking group for these purposes and the UK levy is chargeable on the Group’s consolidated balance sheet at the year end. A charge of US$1,108m for the UK bank levy on the 2014 balance sheet has been recognised of which US$641m does not relate to UK banking activity.

HSBC HOLDINGS PLC

110e

Report of the Directors: Financial Review (continued)

In relation to recovery and resolution planning, following the financial crisis, G20 leaders requested the Financial Stability Board (‘FSB’) to establish more effective arrangements for the recovery and resolution of 28 (now 30) designated G-SIBs resulting in a series of policy recommendations in relation to recovery and resolution planning, cross border cooperation agreements and measures to mitigate obstacles to resolution.

In December 2013, the PRA set out rules for recovery and resolution of UK banks and international banks operating in the UK, which came into effect on 1 January 2014. In January 2015, the PRA published a policy statement containing updated requirements for recovery and resolution planning in order to implement the EU Bank Recovery and Resolution Directive (‘BRRD’) which came into effect from 1 January 2015.

In addition to the developing rules in the UK relevant to the Group as a whole, many individual legal entities outside the UK are (or may in future be) subject to their own local requirements regarding RRP.

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 (‘Banking Reform Act’) received royal assent. It implements most of the primary recommendations of the ICB, which inter alia require large banking groups to ‘ring-fence’ UK retail banking activity in a separately incorporated banking subsidiary (a ‘ring-fenced bank’) that is prohibited from engaging in significant trading activity. For these purposes, the UK excludes the Crown Dependencies. Ring-fencing will take effect from 1 January 2019.

In July 2014, secondary legislation was finalised. This included provisions further detailing the applicable individuals and enterprises to be transferred to the ring-fenced bank by reference to gross worth and turnover levels respectively. In addition, the secondary legislation places restrictions on the activities and geographical scope of ring-fenced banks.

In October 2014, the PRA published a consultation paper on ring-fencing rules in relation to legal structure, governance and continuity of services and facilities. The PRA also published a discussion paper concerning operational continuity in resolution. The PRA intends to undertake further consultation and finalise ring-fencing rules in due course. The PRA also published a discussion paper concerning operational continuity in resolution. As required by the PRA’s consultation paper, a provisional ring-fencing project plan was presented to the UK regulators in November 2014. This plan provided for ring-fencing of the activities prescribed in the legislation, broadly the retail and SME services that are currently part of HSBC Bank plc (‘HSBC Bank’), in a separate subsidiary.

In addition, the plan reflected the operational continuity expectations of each of the PRA’s consultation and discussion papers by providing for the proposed enhancement of the ServCo Group. The plan remains subject to further planning and approvals internally and is ultimately subject to the approval of the PRA, FCA and other applicable regulators.

Further reforms currently in the process of implementation as a result of ICB and PCBS proposals include the introduction of a new framework for individuals aimed at strengthening accountability in banking (including a new ‘Senior Managers’ Regime’) and new remuneration rules intended to strengthen the alignment between risk and reward. Whilst proposed by the PRA and FCA, these initiatives may have some effect on HSBC’s staff and operations outside the UK and HSBC is actively engaged in consultations on and preparation for these new regimes.

At a national level in the UK, other relevant regulatory initiatives include a continued high levels of focus by the FCA on the management of conduct of business including attention to sales processes and incentives, product and investment suitability, product governance, employee activities and accountabilities as well as the risks of market abuse in relation to benchmark, index, other rate setting processes and wider trading activities and the financial crime (AML, sanctions and anti-bribery) agenda. The FCA also continues work to establish a new Payment Systems Regulator (‘PSR’) in the UK with the intention of the PSR being operational by 1 April 2015.

The FCA continues to make increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. The FCA is also now regulating areas of activity not previously regulated by them, such as consumer credit, and considering competition issues in the markets they regulate.

These ongoing changes mean that the FCA and other regulators increasingly take actions in response to customer complaints or where they see poor customer outcomes and/or market abuses, either specific to an institution or more generally in relation to a particular product. There have been recent examples of this approach by regulators in the context of the mis-selling of payment protection insurance (‘PPI’), interest rate hedging products to SMEs and wealth management products.

The FCA is also involved (along with HM Treasury) in the Fair and Effective Financial Markets Review, established by the UK Government in June 2014 and led by the BoE. This review was established with the aim of reinforcing confidence in the fairness and effectiveness of wholesale financial market activity in the UK and to influence the international debate on trading practices. Work to date includes considering the fairness and effectiveness of the fixed income, foreign exchange and commodities markets and the Review is expected to produce its final report by June 2015.

In a similar vein, on 6 November 2014, and following an earlier consultation, the UK Competition and Markets Authority (‘CMA’) announced an in depth investigation into the supply of retail banking services to personal current account and to SME customers in the UK. The investigation is based on the CMA concerns that there are features of both sectors that (alone or in combination) it suspects prevent, restrict or distort competition. The CMA has indicated that it intends to

HSBC HOLDINGS PLC

110f

Report of the Directors: Financial Review (continued)

notify provisional findings and possible remedies in September 2015 and the statutory deadline for the CMA’s final report is 5 May 2016.

Either or both of these reviews could lead to the imposition of new or additional requirements or remedies which could affect the scope or operation of HSBC’s activities in the UK.

Similarly, the UK and other regulators may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities; and (ii) changes in the practices of such businesses. Further, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

The FCA also continues to apply close scrutiny to the Group’s financial crime control framework both generally in conjunction with the exercise of its wider powers under FSMA and more specifically under the FCA Direction as described above. This includes ongoing consideration of the Group’s progress in meeting its obligations under the Deferred Prosecution Agreement and other commitments outlined below.

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

US regulation and supervision

The Group is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Board of Governors of the Federal Reserve System (the ‘Federal Reserve Board’), the Office of the Comptroller of the Currency (the ‘OCC’) and the Federal Deposit Insurance Corporation (the ‘FDIC’) (collectively, the ‘US banking regulators’) govern many aspects of our US business. Furthermore, since we have substantial operations outside the US which conduct many of their day-to-day transactions in US dollars which are ultimately cleared and settled in the US, HSBC entities’ operations outside the US are also subject to the extra-territorial effects of US regulation in many respects. The requirements of the Deferred Prosecution Agreement entered into by HSBC in December 2012 and described in this section under ‘Anti-money laundering and related regulation’ should also be noted in this context.

In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’), which provided a broad framework for significant regulatory changes extending to almost every area of US financial regulation. The implementation of Dodd-Frank has required further detailed rulemakings by different US regulators, including the Department of the Treasury, the Federal Reserve Board, the FDIC, the SEC, the

HSBC HOLDINGS PLC

110g

Report of the Directors: Financial Review (continued)

Commodity Futures Trading Commission (‘CFTC’), the Financial Stability Oversight Council (‘FSOC’) and the Consumer Financial Protection Bureau (‘CFPB’). Notwithstanding the time that has passed since Dodd-Frank was enacted, uncertainty remains about some of the final details, timing and impact of the rules.

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

In January 2014, the Federal Reserve Board implemented the Basel III capital framework for bank holding companies such as HSBC North America Holdings Inc. (‘HNAH’), which will phase in many of the requirements, including a minimum supplementary leverage ratio (‘SLR’) of 3% and an effective minimum total risk-based capital ratio of 10.5% over a transition period from 2014 to 2019. The 10.5% ratio includes the capital conservation buffer which is not a minimum requirement, per se, but rather a necessary condition to capital distributions. Additionally, failure to maintain minimum regulatory ratios in simulated stress conditions, as required by the Federal Reserve Board’s Comprehensive Capital Analysis and Review (‘CCAR’) programme, will restrict HNAH from engaging in capital distributions such as dividends or share repurchases. In addition, large bank holding companies such as HNAH (or their parent companies) are required to file resolution plans identifying material subsidiaries and core business lines domiciled in the US, describing what strategy would be followed in the event of significant financial distress and including identifying how insured bank subsidiaries are adequately protected from risk created by other affiliates. If the Federal Reserve Board and the FDIC were to determine that these plans are not ‘credible’ (which, although not defined, is generally believed to mean the regulators do not believe the plans are feasible or would otherwise allow the regulators to resolve the US businesses in a way that protects systematically important functions without severed systematic disruption and without exposing taxpayers to loss), our failure to cure the deficiencies in the required time period would enable the US regulators to impose more stringent capital, leverage and liquidity requirements, restrict the growth, activities or operations of the company or, if such failure persists, require the company to divest assets or operations. The Federal Reserve Board has also adopted final rules requiring a series of increased supervisory standards to be followed by large bank holding companies, and certain foreign banking organisations that meet particular thresholds, including stress testing requirements and risk management standards. These rules also authorise the Federal

Reserve to impose a 15-to-1 debt-to-equity ratio limit on non-bank financial companies, bank holding companies and the US operations of foreign banking organisations that the FSOC determines to pose a grave threat to the financial stability of the US.

In October 2012, the US banking regulators published a final rule setting out stress testing requirements for banking organisations. HNAH became subject to the rule from October 2013 and was required to comply with CCAR beginning with its capital plan submission in January 2014. In addition to the CCAR stress testing requirements, these regulations also include the Dodd-Frank stress testing requirements (‘DFAST’), which require HNAH to undergo regulatory stress tests conducted by the Federal Reserve Board annually, and, to conduct and publish the results of its own internal stress tests semi-annually.

Under the CCAR process, the Federal Reserve Board considers a bank holding company’s overall financial condition, risk profile and capital adequacy over a nine-quarter forward-looking planning horizon. The Federal Reserve Board assesses a bank holding company’s ability to meet qualitative aspects of capital planning and risk management, as well as maintaining minimum regulatory ratios including a 5% Basel I tier 1 common equity ratio, for each quarter of the planning horizon under baseline, adverse and severely adverse economic scenarios. The Federal Reserve Board also takes into account a bank holding company’s planned capital actions (such as dividends or share repurchases) over the planning horizon when assessing capital adequacy. If, based on such assessment, the Federal Reserve Board were to issue an objection to a bank holding company’s capital plan or planned capital actions, the bank holding company would generally not be able to undertake planned capital actions until approved by the Federal Reserve Board. The Federal Reserve Board will publicly release a summary of its CCAR assessments each year and bank holding companies are also required to publicly release a summary of their stress test results under the supervisory severely adverse scenario.

On 26 March 2014, the Federal Reserve Board informed HNAH that it did not object to HNAH’s capital actions, including payment of dividends on outstanding preferred stock and trust preferred securities of HNAH and its subsidiaries. The Federal Reserve Board informed HNAH that it did object to its capital plan submitted for the 2014 CCAR submission due to weaknesses in its capital planning processes. The Federal Reserve Board does not permit bank holding companies to disclose confidential supervisory information including the reason for an objection to a capital plan submitted for CCAR. HNAH submitted its 2015 CCAR capital plan, incorporating enhancements to its processes and which also served as the required re-submission for CCAR 2014, on 5 January 2015.

In July 2014, HNAH submitted its mid-year company-run Dodd-Frank Act Stress Test (‘DFAST’) results. HNAH publicly disclosed its mid-cycle DFAST results, as required, in September 2014.

HSBC HOLDINGS PLC

110h

Report of the Directors: Financial Review (continued)

In October 2014, the US banking regulators finalised a proposal to revise certain aspects of their rules pertaining to CCAR and DFAST. These revisions include, among other changes, new limitations on the ability of a bank holding company subject to CCAR to make capital distributions in a given quarter if its actual capital issuances in that quarter are less than the amount included in its capital plan. The final rule also shifts the start date of the annual CCAR capital plan and DFAST stress test cycles back by one calendar quarter. The 2015 cycle began on 1 October 2014, with a capital plan submission date on 5 January 2015. However, the next annual cycle will begin 1 January 2016 with a capital plan submission date of 5 April 2016.

In December 2014, the Federal Reserve Board published a proposal to implement the G-SIB buffer in the US. The proposed rule will only apply to US G-SIBs and will not therefore apply to HNAH.

HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’), as a result of its control of HSBC Bank USA, N.A., McLean, Virginia (‘HSBC Bank USA’); and HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’). HNAH is also a ‘bank holding company’. Both HSBC and HNAH have elected to be financial holding companies pursuant to the provisions of the Gramm-Leach-Bliley Act (the ‘GLB Act’) and, accordingly, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature.

Under regulations implemented by the Federal Reserve Board, if any financial holding company, or any depository institution controlled by a financial holding company, ceases to meet certain capital or management standards, the Federal Reserve Board may impose corrective capital and/or managerial requirements on the financial holding company and place limitations on its ability to conduct the broader financial activities permissible for financial holding companies. In addition, the Federal Reserve Board may require divestiture of the holding company’s depository institutions or its affiliates engaged in broader financial activities in reliance on financial holding company status under the GLB Act if the deficiencies persist. The regulations also provide that if any depository institution controlled by a financial holding company fails to maintain a satisfactory rating under the Community Reinvestment Act of 1977, the Federal Reserve Board must prohibit the financial holding company and its subsidiaries from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies. See page 120 for further information on the regulatory consent orders with which HSBC Bank USA must comply in accordance with the agreement entered into with the Office of the Controller of the Currency (‘OCC’) in December 2012 (the ‘GLBA’ Agreement).

The two US banks, HSBC Bank USA and HTCD, are subject to regulation and examination primarily by the OCC. HSBC Bank USA and HTCD are subject to additional regulation and supervision, secondly by the FDIC, and by the Federal Reserve Board and the CFPB. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. In addition, the FDIC requires FDIC-insured banks with US$50bn or more in total assets (such as HSBC Bank USA) to submit resolution plans that should enable the FDIC to resolve the bank in a manner that ensures that depositors receive access to their insured deposits within one business day of the institution’s failure (two business days if the failure occurs on a day other than Friday), maximises the value from the sale or disposition of its assets and minimises the amount of any loss to be realised by the institution’s creditors. HSBC and HSBC Bank USA submitted their second annual resolution plan jointly to the Federal Reserve Board and the FDIC on 26 June 2014.

In February 2014, the Federal Reserve Board finalised its rule requiring enhanced supervision of the US operations of non-US banks such as HSBC Holdings. The rule requires certain large non-US banks with significant operations in the United States to establish a single intermediate holding company (‘IHC’) to hold their US bank and non-bank subsidiaries. HSBC currently operates in the US through an IHC structure and HNAH will be designated its IHC. The implementation of this rule, from 1 July 2016, will not have a significant impact on HSBC’s US operations. HNAH submitted its IHC implementation plan to the Federal Reserve Board on 31 December 2014, as required.

An IHC may calculate its capital requirements under the US standardised approach, even if it meets the asset thresholds that would require a bank holding company to use the advanced approach. IHCs meeting these thresholds will still be subject to other applicable capital requirements, including the SLR and the countercyclical buffer (if in effect). The rule also provides that IHCs may opt out of the advanced approach and become subject to the standardised approach immediately upon the Federal Reserve Board’s approval. In December 2014, HNAH received approval to opt out of the advanced approach. IHCs will be subject to all other US risk-based capital requirements, stress testing requirements, enhanced risk management standards and enhanced governance and stress testing requirements for liquidity management, as well as other prudential standards.

During 2014, HNAH reported its capital ratios in accordance with the US Basel III capital rules, applying the phase in provisions, and Basel I RWAs. From 1 January 2015, HNAH will report its capital ratios using US Basel III standardised RWAs.

In September 2014, the US banking regulators adopted revisions to the SLR denominator in the US to align with the final Basel leverage framework adopted in January

HSBC HOLDINGS PLC

110i

Report of the Directors: Financial Review (continued)

2014. The changes apply to all advanced approach banking organizations subject to the SLR, including HNAH. The SLR is generally consistent with the Basel leverage framework, but also contains certain modifications, including the methodology for averaging total leverage exposure. HNAH must begin publicly disclosing its SLR in 2015, but the SLR does not become a binding regulatory requirement until 1 January 2018.

The US banking regulators have partially implemented the Basel liquidity framework, which includes two minimum liquidity risk measures. On 3 September 2014 the US banking regulators issued a final rule to implement the first of these measures, the liquidity coverage ratio (‘LCR’), which is designed to ensure that a banking organisation maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. The rule, which will apply to HNAH, is more stringent than the Basel III LCR in several respects. Starting on 1 January 2015, covered companies, including HNAH and HSBC Bank USA, are required to maintain an LCR of 80%, increasing annually by 10% increments and reaching 100% on 1 January 2017.

HSBC Bank USA and HTCD are subject to risk-based assessments from the FDIC, which insures deposits generally to a maximum of US$250,000 per depositor for domestic deposits. Dodd-Frank changes the FDIC’s risk-based deposit insurance assessment framework primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than US domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions. The new large bank pricing system will result in higher assessment rates for banks with high-risk asset concentrations, less stable balance sheet liquidity, or potentially higher loss severity in the event of failure. On 18 November 2014, the FDIC adopted further changes to the deposit insurance assessment system for large banks to align the assessment system with the standardised approach capital regulations and to eliminate all use of internal models.

HSBC’s US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection (both in general, and in respect of sub-prime lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. These operations are subject to regulations and legislation that limit operations in certain jurisdictions.

On 10 December 2013, US regulators issued final regulations implementing the Volcker Rule. The Volcker Rule limits the ability of banking entities (including HSBC group companies outside the US) to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US. The final rule extended the ‘conformance period’ for all banking entities until 21 July 2015, during which Financial institutions subject to the rule must bring their activities and investments into compliance. In December 2014, the Federal Reserve Board further extended by order the conformance period to 21 July 2016 for investments in and relationship with covered funds and foreign funds that were in place prior to 31 December 2013 (‘legacy covered funds’). The Federal Reserve Board also indicated that it intends to act next year to grant additional one-year extension, until 21 July 2017, for the same legacy covered fund investments and relationships. The Group continues to update its existing conformance plans, to finalise adjustments necessary to its businesses and risk management and control frameworks both in the US and elsewhere, including establishing a defined Volcker Compliance programme and related CEO attestation processes to comply with the final rule.

Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives by the CFTC and the SEC, including mandatory clearing, exchange trading and public and regulatory transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities.

The CFTC has completed many of these most significant rulemakings, which came into effect in 2013 and 2014. In particular, HSBC Bank USA and HSBC Bank plc are provisionally registered as Swap Dealers with the CFTC. Because HSBC Bank plc is a non-US swap dealer, the CFTC generally limits its direct regulation of HSBC Bank plc to swaps with US persons and certain affiliates of US persons. However, the CFTC is considering whether to apply mandatory clearing, exchange trading, public transaction reporting, margin and business conduct rules to swaps with non-US persons arranged, negotiated or executed by US personnel or agents. The CFTC is also considering whether to apply regulatory transaction reporting to all swaps entered into by a non-US swap dealer or instead to rely on transaction reporting under comparable EU rules. The application of CFTC rules to HSBC Bank plc’s swaps with non-US persons could have an adverse effect on the willingness of non-US counterparties to trade swaps with HSBC Bank plc and we continue to assess how developments in these areas will affect our business.

In June 2014, the SEC finalised rules regarding the cross-border application of the security-based swap dealer and major security-based swap participant definitions. These definitions share many similarities with parallel guidance finalised by the CFTC in July 2013. In January 2015, the SEC also finalised rules regarding reporting and public dissemination requirements for security-based swap transaction data. It is expected that the SEC will finalise many of its other OTC derivatives rules during 2015. If the SEC’s rules differ significantly from the CFTC’s rules, those differences could increase the costs of our equity and credit derivatives businesses.

HSBC HOLDINGS PLC

110j

Report of the Directors: Financial Review (continued)

In September 2014, the US banking regulators and the CFTC re-proposed margin rules for non-cleared swaps and security-based swaps entered into with swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. Under the re-proposals, such dealers and major participants would be required to collect and post initial and variation margin for non-cleared swaps and security-based swaps with financial end users that exceed a minimum volume of transactional activity. The two re-proposals would also limit categories of eligible collateral to cash, for variation margin, and cash and certain asset types (subject to standardized haircuts), for initial margin. The two re-proposals would follow a phased implementation schedule, with variation margin requirements coming into effect on 1 December 2015, and initial margin requirements phasing in annually for different counterparties from 1 December 2015 until 1 December 2019, depending on the transactional volume of the parties and their affiliates. Once finalised, these rules, as well as parallel rules outside the United States, are likely to increase the costs and liquidity burden associated with trading non-cleared swaps and security-based swaps and may adversely affect our business in such products.

Dodd-Frank also included a ‘swaps push-out’ provision that would have effectively limited the range of OTC derivatives activities in which an insured depository institution may engage, including HSBC Bank USA. The scope of this rule was significantly reduced in December 2014 and the provisions will now effectively only restrict HSBC Bank USA’s ability to deal in certain structured finance swaps that it entered into after 16 July 2015 and are not entered into for hedging or risk mitigation purposes.

Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. These rules became effective in October 2012 and HSBC Bank USA and HSBC Bank plc are provisionally registered as Swap Dealers with the CFTC.

Dodd-Frank grants the SEC discretionary rule-making authority to modify the standard of care that applies to brokers, dealers and investment advisers when providing personalised investment advice to retail customers and to harmonise other rules applying to these regulated entities. Dodd-Frank also expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the anti-fraud provisions in the Securities Act, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. In addition, regulations which the FSOC, the CFPB or other regulators may adopt could affect the nature of the activities which our FDIC-insured depository institution subsidiaries may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Global and regional prudential and other regulatory developments

The Group is subject to regulation and supervision by a large number of regulatory bodies and other agencies. In addition to changes being pursued at a country level, changes are also being pursued globally through the actions of bodies such as the G-20, the FSB and Basel Committee, as well as regionally through the EU and similar. Key areas include the work of the FSB on global systemically important banks (‘G-SIBs’), Basel Committees development of revised standardised approaches across a number of risk areas, and the FSB’s development of requirements for total loss absorbing capacity.

In November 2014, as part of the ‘too big to fail’ agenda, the FSB published proposals for total loss absorbing capacity (‘TLAC’) for G-SIBs. The FSB proposals include a minimum TLAC requirement in the range of 16-20% of RWAs and a TLAC leverage ratio of at least twice the Basel III Tier 1 leverage ratio. The TLAC requirement is to be applied in accordance with individual resolution strategies, as determined by the G-SIB’s crisis management group. A quantitative impact study (‘QIS’) is currently underway, the results of which will inform finalised proposals. The QIS will inform the conformance period for the TLAC requirement, which is not expected to come into place before 1 January 2019. Once finalised, it is expected that any new TLAC standard should be met alongside the Basel III minimum capital requirements.

The draft proposals require G-SIBs to be subject to a minimum TLAC requirement with the precise requirement to be informed by the QIS. There are a number of requirements relating to the types of liabilities which can be used to meet the TLAC requirement, the composition of TLAC, and the location of liabilities within a banking group, in accordance with its resolution strategy. The TLAC proposals are expected to be finalised in 2015 and will then need to be implemented into national legislation.

Throughout 2014, the Basel Committee published proposals across all Pillar 1 risk types, to update standardised, non-modelled approaches for calculating capital requirements and to provide the basis for the application of capital floors.

In particular, in March 2014, the Basel Committee published finalised proposals for the standardised approach for calculating counterparty credit risk exposures, expected to come into effect on 1 January 2017.

In October 2014, the Basel Committee also consulted on proposals to revise the standardised approach for calculating operational risk. An implementation date is

HSBC HOLDINGS PLC

110k

Report of the Directors: Financial Review (continued)

yet to be proposed. Also in October 2014, the Basel Committee finalised another aspect of the Basel III liquidity framework – the Net Stable Funding Ratio (‘NSFR’). The NSFR is a significant component of the Basel III reforms. It requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities, thus reducing the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure and potentially lead to broader systemic stress. Further details on NSFR can be found on page 164.

In December 2014, the Basel Committee undertook a further consultation on its fundamental review of the trading book. This included revisions to the market risk framework that was published for consultation in October 2013. The Committee intends to carry out a further QIS in early 2015 to inform finalised proposals expected at the end of 2015.

In December 2014, the Basel Committee published a revised framework for securitisation risk, which will come into effect on 1 January 2018.

In December 2014, the Basel Committee also published a consultation paper on revisions to the Standardised Approach for credit risk and a consultation on the design of a capital floor framework, which will replace the Basel I floor. The Committee intends to publish final proposals including calibration and implementation timelines by the end of 2015.

All finalised Basel Committee proposals for standardised approaches for calculating risk requirements and introduction of a revised capital floor would need to be transposed into EU requirements before coming into effect.

Recovery and resolution

Globally there have been a number of developments relating to banking structural reform and the introduction of recovery and resolution regimes.

As recovery and resolution planning has developed, some regulators and national authorities have also required changes to the corporate structures of banks. These include requiring the local incorporation of banks or ring-fencing of certain businesses. In the UK, ring-fencing legislation has been enacted requiring the separation of retail and Small and Medium Size Enterprise (‘SME’) deposits from trading activity. Similar requirements have been introduced or are in the process of being introduced in other jurisdictions.

The FSB has been designated by the G-20 as the body responsible for coordinating the delivery of a global reform programme following the financial crisis, a key element of which is that no firm should be too big or too complicated to fail, and that taxpayers should not bear the cost of resolution. HSBC has been classified by the FSB as a G-SIB and therefore subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place an additional capital and TLAC buffer on the Group and require enhanced reporting.

Following the financial crisis, G20 leaders requested the FSB to establish more effective arrangements for the recovery and resolution of 28 (now 30) designated Global Systemically Important Banks or Financial Institutions (‘G-SIB’s or ‘G-SIFI’s) resulting in a series of policy recommendations in relation to recovery and resolution planning, cross border cooperation agreements and measures to mitigate obstacles to resolution.

In December 2013, the PRA set out rules for the recovery and resolution of UK banks and international banks operating in the UK. These rules were modified as part of the implementation of the EU Bank Recovery and Resolution Directive from January 2015.

We have been working with the Bank of England and the PRA together with the Group’s other primary regulators that together form the Crisis Management Group (‘CMG’) to develop and agree a resolution strategy for the HSBC Group. It is our view that a resolution strategy whereby the Group breaks up at a subsidiary bank level at the point of resolution (referred to as a Multiple Point of Entry strategy) rather than being kept together as a group at the point of resolution (referred to as Single Point of Entry strategy) is the optimal approach as it is aligned to the Group’s existing legal and business structure.

In common with all G-SIBs, we are working with our regulators in the CMG to understand inter-dependencies between different businesses and subsidiary banking entities in the HSBC Group in order to enhance resolvability.

We have initiated plans to mitigate or remove critical inter-dependencies to further facilitate the resolution of the Group. In particular, in order to remove operational dependencies (where one subsidiary bank provides critical services to another), we have determined to transfer such critical services from the subsidiary banks to a separately incorporated group of service companies (‘ServCo Group’). A significant portion of the ServCo group already exists and therefore this initiative involves transferring the remaining critical services still held by subsidiary banks into the ServCo Group. The services will then be provided to the subsidiary banks by the ServCo Group.

In accordance with guidance from the FSB and UK requirements, HSBC has produced a recovery plan for the Group, drawing together many of the actions contained in stress testing and scenario planning exercises conducted within the Group. The recovery plan identify a series of early warning signals indicative of developing financial stress and establishes triggers which, if breached, would precipitate pre-planned but urgent action from the Group. The plan also contains a series of recovery options to raise additional capital or funding for the Group or individual entities as appropriate. These options would be reviewed for applicability and feasibility once the cause and magnitude of the financial stress was evident. The Group recovery plan has been submitted to the PRA and the BoE in the UK.

HSBC HOLDINGS PLC

110l

Report of the Directors: Financial Review (continued)

European regulation

Through the UK’s membership of the EU, HSBC is both directly and indirectly subject to European financial services regulation.

CRD IV implemented Basel III in the EU and, in the UK, the ‘PRA rulebook CRR Firms Instrument 2013’ transposed the various national discretions under CRD IV into UK law. CRD IV and the PRA requirements came into force on 1 January 2014.

Additionally, the EU is implementing its ‘Banking Union’ to increase integration in the Eurozone banking system. As part of this, in November 2014, the Single Supervisory Mechanism (‘SSM’) established the ECB as the single supervisor for all banks in the Eurozone with direct supervisory responsibility for larger and systemically important banks, including HSBC France and HSBC Malta. A Single Resolution Mechanism (‘SRM’) was also established to apply to all banks covered by the SSM. This is intended to ensure that bank resolution is managed effectively through a Single Resolution Board and a Single Resolution Fund, financed by the banking sector.

Non-Eurozone countries within the EU may opt to join the Banking Union, but the UK has indicated that it will not do so.

In January 2014, the European Commission published legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors, at their discretion, to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including requirements for separate capital and management structures, issuance of own debt and arms-length transactions between entities.

The draft proposals contain a provision which would permit derogation by member states which have implemented their own structural reform legislation, subject to meeting certain conditions. This derogation may benefit the UK in view of the UK Financial Services (Banking Reform) Act 2013.

The proposals are currently subject to discussion in the European Parliament and the Council. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed.

In the EU, BRRD was finalised and published in June 2014. This came into effect from 1 January 2015, with the option to delay implementation of bail-in provisions until 1 January 2016. Regardless of this, the UK introduced bail in powers from 1 January 2015. The UK transposition of the BRRD builds on the resolution framework already in place in the UK. In January 2015, the PRA published a policy statement containing updated requirements for recovery and resolution planning which revises PRA rules that have been in force since 1 January 2014. In addition, the European Banking Authority has produced a number of RTS, some of which are yet to be finalised, that will further inform the BRRD requirements.

The EU also continues to pursue the development of markets, and conduct-related EU regulations. This includes its work under e.g. the Short Selling Regulation and the European Markets Infrastructure Regulation, most or all parts of which have been or are now being implemented. A number of other EU market-related regulations are still in the legislative process. For example, in 2014 the Markets in Financial Instrument Regulation/Directive (MiFID II) and the Market Abuse Regulation texts were finalised and the EU legislative process is now focused on agreeing the supplementary technical standards and delegated acts ahead of implementation in 2016/2017. Amongst others, the EU’s Framework for Benchmarks and Indices, Mortgage Credit Directive, Packaged Retail Investment and Insurance Products Regulation, Second Payment Services Directive, Money Markets Fund Regulation and Payment Accounts Directive are all expected to progress further towards implementation during 2015 and the Group continues to enhance and strengthen its governance and resourcing more generally around regulatory change management and the implementation of required measures, actively to address this ongoing and significant agenda of regulatory change.

Anti-money laundering and Sanctions regulation

HSBC places a high priority on its obligations to deter money laundering and terrorist financing and to enforce global sanctions. The European Commission has proposed a Fourth Directive on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing (known as the Fourth Money Laundering Directive). Political agreement between the European Council and European Parliament has been reached on the text of the Directive and it is due to go forward for further review and endorsement before being put to a vote in the European Parliament in 2015, meaning that the new regime is likely to come into force in 2016. HSBC policy requires that all Group companies must adhere to the letter and spirit of all applicable laws and regulations and we have policies, procedures and training intended to ensure that our employees know and understand our criteria for deciding when a client relationship or business should be evaluated as higher risk.

HSBC HOLDINGS PLC

110m

Report of the Directors: Financial Review (continued)

Risk mitigation measures aimed at deterring money laundering, terrorist and proliferation (weapons) financing (collectively referred to as ‘AML’) and enforcing Sanctions have been focused in three key areas:

•	managing risk;

•	transitioning to a new operating and governance model; and

•	meeting HSBC’s regulatory obligations.

HSBC met all obligations due in 2014 under the Deferred Prosecution Agreement with the US Department of Justice. Furthermore, HSBC’s Deferred Prosecution Agreement with the New York County District Attorney’s Office expired on 11 December 2014.

To maximise information sharing across the Group, two key units were formed in 2014: the Financial Intelligence Unit (‘FIU’) and AML Investigations (‘AMLi’). The FIU has been built out with the global team and five regional hubs in place. Additionally, six country FIUs have also been implemented. An AMLi function has been trained in eight priority countries with further resources operating across another 53 countries. The next tranche of 11 countries will begin to adopt AMLi global standards in 2015.

Enhanced global AML and sanctions policies, incorporating risk appetite, were approved by the Board in January 2014. The policies adopt and enforce the highest or most effective standards globally, including a globally consistent approach to knowing our customers.

The Policies are being implemented in phases through the development and application of procedures required to embed those policies in our day to day business operations globally. The overriding policy objective is for every employee to engage in only ‘the right kind of business, conducted in the right way’.

Conducting customer due diligence (‘CDD’) is one of the fundamental ways in which we know our customers and understand and manage financial crime risk. Enhanced minimum standards for CDD, including, as applicable, standards to determine beneficial ownership information, are continuing to be deployed across the four global businesses. In-country CDD deployment has been initiated in 32 countries, with deployment to the remaining 29 countries driven by a risk prioritisation framework.

The AML and sanctions programmes are being better aligned to the three lines of defence model (described on page 112) with roles and accountability across all three lines clearly set out and embedded through employee awareness initiatives.

As part of our continuing evaluation of AML and sanctions risk, we also monitor activities relating to the countries subject to US economic sanctions programmes administered by OFAC, as well as those subject to United Nations, UK and EU sanctions. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country, territory and individual economic sanctions (‘US Sanctions’). This means that not only must US subsidiaries and US nationals comply with US Sanctions, but that HSBC subsidiaries outside the US which are not

US persons must not participate in transactions within US jurisdictions (including most US dollar transactions) that would contravene the US Sanctions. We do not consider that our business activities with counterparties with whom transactions are restricted or prohibited under US Sanctions are material to our business, and such activities represented a very small part of the Group’s total assets at 31 December 2014 and total revenues for the year ended 31 December 2014.

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

In order to comply with this requirement, HSBC Holdings Plc (together with its affiliates, ‘HSBC’) has requested relevant information from its affiliates globally. The following activities are disclosed in response to Section 13(r).

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

At December 31, 2014, we had 11 loans outstanding to an Iranian petrochemical company. These loans are supported by the official Export Credit Agencies of the following countries: the United Kingdom, France, Germany, Spain, South Korea and Japan. We continue to seek repayments from the company under the existing loans in accordance with the original maturity profiles.

HSBC HOLDINGS PLC

110n

Report of the Directors: Financial Review (continued)

All repayments made by the Iranian company have received a licence or an authorisation from relevant authorities. Two repayments were received under each loan in 2014.

Bank Melli and Bank Saderat acted as sub-participants in three of the aforementioned loans. The repayments due to these banks under the loan agreements were paid into frozen accounts under licences or authorisations from relevant European governments.

In 2002, we provided a loan to Bank Tejarat with a guarantee from the Government of Iran to fund the construction of a petrochemical plant undertaken by a UK contractor. This loan was supported by the UK Export Credit Agency and is administered under licence from the relevant European Government. This facility has now matured and the final claim for non-payment was processed by the supporting Export Credit Agency in 2014.

We also maintained sub-participations in four loans provided by other international banks to Bank Tejarat and Bank Mellat with guarantees from the Government of Iran. These sub-participations were supported by the Export Credit Agencies of Italy, The Netherlands and Spain.

With respect to Bank Mellat, we held two sub-participations in loans provided by another internal bank to Bank Mellat with a guarantee from the Government of Iran, supported by the Dutch and Spanish Export Credit Agencies. The facilities have matured and the final claims for non-payment were processed by the supporting export credit agency in 2014.

In relation to Bank Tejarat, we held two sub-participations in loans provided by another international bank to Bank Tejarat with a guarantee from the Government of Iran, supported by the Italian Export Credit Agency. Both facilities matured in 2014. The final claim for non-payment on one of the transactions was paid by the Italian Export Credit Agency in 2014 and the claim for the other transaction is currently being processed with the Italian Export Credit Agency. Licenses and relevant authorisations have been obtained from the competent authorities of the European Union with regard to the transactions.

Estimated gross revenue generated by these loans in repayment for 2014, which includes interest and fees, was approximately US$1.7m whilst net estimated profit was approximately US$1.1m. While we intend to continue to seek repayment under the existing loans, we do not intend to extend any new loans.

Legacy contractual obligations related to guarantees

Between 1996 and 2007, we provided guarantees to a number of its non-Iranian customers in Europe and the Middle East for various business activities in Iran. In a number of cases, we issued counter indemnities in support of guarantees issued by Iranian banks as the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. The Iranian banks to which we provided counter indemnities included Bank Tejarat, Bank Melli, and the Bank of Industry and Mine.

We have worked with relevant regulatory authorities to obtain licences where required and ensure compliance with laws and regulations while seeking to cancel the guarantees and counter indemnities. None were cancelled during 2014 and approximately 20 remain outstanding.

There was no measurable gross revenue generated by this activity in 2014. We do not allocate direct costs to fees and commissions, and therefore, have not disclosed a separate net profit measure. We are seeking to cancel all relevant guarantees and do not intend to provide any new guarantees involving Iran.

Other relationships with Iranian banks

Activity related to US-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:

•	We maintain a frozen account in the UK for an Iranian-owned, UK-regulated financial institution. In April 2007, the UK government issued a licence to allow us to handle certain transactions (operational payments and settlement of pre-sanction transactions) for this institution. In December 2013, the UK government issued a new licence allowing HSBC to deposit certain cheque payments. There was some licensed activity in 2014.

•	We acted as the trustee and administrator for pension schemes involving four employees of a US-sanctioned Iranian bank in Hong Kong. Under the rules of these schemes, we accepted contributions from the Iranian bank each month and allocated the funds into the pension accounts of the four Iranian bank employees. We ran and operated these pension schemes in accordance with Hong Kong laws and regulations. During 2014, one of the two schemes was terminated and the only member and accrued benefits were transferred into the other scheme. Notices of resignation were received for two employees and accrued benefits were transferred into the former members’ personal accounts. We continue to act as trustee and administrator for the remaining pension scheme.

In 2010, we closed our representative office in Iran. We maintained a local account with an Iranian bank in Tehran in order to facilitate residual activity related to the closure. We were authorised by the US Government (and by relevant non-US regulators) to engage in such activity in connection with the liquidation and deregistration of the representative office in Tehran. During 2014, we initiated a payment of approximately US$55,000 into the account and paid fees in the amount of approximately US$90,500 from the account to settle tax assessments. Funds from this account were also used to pay outstanding and future accounting, legal and administrative related expenses associated with the closure. All debts have been satisfied and the account was closed with a zero balance in the fourth quarter of 2014.

HSBC HOLDINGS PLC

110o

Report of the Directors: Financial Review (continued)

Estimated gross revenue in 2014 for all Iranian bank-related activity described in this section, which includes fees and/or commissions, was approximately US$585,370. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate net profit measure. We intend to continue to wind down this Iranian bank-related activity and not enter into any new such activity.

Activity related to US Executive Order 13224

We maintain a frozen personal account for an individual sanctioned under Executive Order 13224 and by the UK and the UN Security Council. Activity on this account in 2014 was permitted by a licence issued by the UK Government. There was no measurable gross revenue or net profit generated in 2014.

We undertook a review of an account held for a customer in the UK in the first quarter of 2014 and identified a domestic currency payment in the second quarter of 2013 from an entity designated under Executive Order 13224. We have exited this customer relationship.

Activity related to US Executive Order 13382

We held accounts for a customer in France that was sanctioned under Executive Order 13382 in the first quarter of 2014. We closed all accounts for the customer. There was no measurable gross revenue or net profits generated to HSBC in the first quarter of 2014. OFAC removed the designation placed on the customer in October 2014. We also maintain an account for a customer in the UK for whom we processed a payment received from the same sanctioned entity. The payment related to an invoice generated prior to designation.

We held an account for a customer in the Middle East who was sanctioned under Executive Order 13382 in the first quarter of 2014. We closed the account in the second quarter. There was no measurable gross revenue or net profit generated in the first and second quarters of 2014.

We held an account and an investment plan for a customer that was a wholly owned subsidiary of an entity sanctioned under Executive Order 13382. Sanctions were lifted from the parent entity in the third quarter of 2014. The account was closed in the fourth quarter of 2014 and the investment plan is active. The investment plan matures in 2015, and we intend to exit the customer relationship. The estimated gross revenue and the estimated net profits generated to HSBC were approximately US$2,000 in 2014.

Other activity

We hold a lease of branch premises in London which HSBC entered into in 2005 and is due to expire in 2020. The premises are owned by the Iranian government and the landlord is a specially designated national under US Sanctions programmes. We have exercised a break clause in the lease and are in the process of exiting the property. The relationship will be terminated in 2015 and we closed the branch in the third quarter of 2014. There was no gross revenue or net profit to HSBC in 2014.

We maintain an account for a customer in the US for whom we processed cheques involving the Iranian Interests Section of the Embassy of Pakistan in relation to intellectual property protection in Iran. The estimated gross revenue and estimated net profits generated to HSBC were approximately US$48 in 2014.

We maintain an account for a corporate customer in UAE for whom we processed a supplier payment to a hospital owned by the Government of Iran. There was no measurable gross revenue or net profit to HSBC in 2014.

Frozen accounts and transactions

We maintain several accounts that are frozen under relevant sanctions programmes and on which no activity, except as licensed or otherwise authorised, took place during 2014. In 2014, we also froze payments where required under relevant sanctions programmes. There was no gross revenue or net profit to HSBC.

HSBC HOLDINGS PLC

110p

Report of the Directors: Financial Review (continued)

For details of HSBC’s policies and practices regarding risk management and governance see the Appendix to Risk on page 204.

Risk profile

(Unaudited)

Managing our risk profile

•	A strong balance sheet remains core to our philosophy.

•	Our portfolios continue to be aligned to our risk appetite and strategy.

•	Our risk management framework is supported by strong forward-looking risk identification.

Maintaining capital strength and a strong liquidity position

•	Our transitional common equity tier 1 capital ratio remains strong at 10.9%.

•	We have sustained our strong liquidity position throughout 2014.

•	The ratio of customer advances to deposits remains significantly below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

•	Macroeconomic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk factors

(Unaudited)

Macroeconomic and geopolitical risk

Current economic and market conditions may adversely affect our results

Our earnings are affected by global and local economic and market conditions. Economic growth in emerging markets remained weak in 2014, while concerns remained over the sustainability of economic growth in many developed markets. The significant decline in oil prices since the middle of 2014 as a result of increasing global demand-supply imbalances may lead to fiscal and financing challenges for energy exporters, and although it may bring benefits for oil importers, it also accentuates deflationary risks among some of these (particularly in the eurozone).

The uncertain economic conditions continue to create a challenging operating environment for financial services companies such as HSBC. In particular, we may face the following challenges to our operations and operating model in connection with these factors:

•	the demand for borrowing from creditworthy customers may diminish if economic activity slows or remains subdued;

•	as capital flows are increasingly disrupted, some emerging markets could be tempted to impose protectionist measures that could affect financial institutions and their clients;

•	European banks may come under renewed stress as a result of the interdependencies between economic conditions and the sovereign financial situation in the eurozone;

•	geopolitical risks, which remain elevated in many parts of the world, directly affect the economies of the countries in which we operate and present a clear risk of disruption to the global economy due to links to the global resources supply chain;

•	a prolonged period of low, or negative, interest rates will constrain, for example, through margin compression and low returns on assets, the net interest income we earn from investing our excess deposits;

•	our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption, for example, in the event of contagion from stress in the eurozone sovereign and financial sectors; and

•	market developments may depress consumer and business confidence beyond expected levels. If economic growth remains subdued, for example, asset prices and payment patterns may be adversely affected, leading to greater than expected increases in our delinquencies, default rates, write-offs and loan impairment charges.

The occurrence of any of these events or circumstances could have a material adverse effect on our business, our financial condition, our prospects, our customers and their operations and/or results of our operations.

We are subject to political and economic risks in the countries in which we operate, including the risk of government intervention

We operate through an international network of subsidiaries and affiliates in over 70 countries and territories around the world. Our results are, therefore, subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which we operate.

For example, military escalation and/or civil war remain a possibility in Ukraine, while sanctions targeting the Russian government, institutions and individuals, together with falling oil prices, have had an adverse effect on the Russian economy. In the Middle East, the civil war in Syria has been complicated by the seizure of parts of Iraq and Syria by Islamic State, a terrorist group. Elsewhere in the region, chaos in Libya, ongoing tensions between Israel and Palestine and fraught negotiations over Iran’s nuclear programme are combining to increase risks to stability. In East Asia, tensions over maritime sovereignty disputes involving mainland China and its neighbours may intensify, while tensions remain high over the line of control between India and Pakistan, raising concerns over a possible wider conflict between the two nuclear-armed neighbours. A break-up of the eurozone or continued social unrest triggered by the ongoing economic crisis and related austerity programmes may result in political or social disruption throughout Europe.

We may suffer adverse effects as a result of the renewed economic and sovereign debt tensions in the eurozone

Although in recent years the EU has introduced a series of legislative changes designed to better equip it to deal with a financial crisis and to reduce the risks of contagion in the event of an EU member country experiencing financial difficulties, the outcome of current negotiations on the terms of the Greek bail out is highly uncertain. The debt may be rescheduled or Greece may default on its debts; there is also the possibility that Greece may eventually exit the euro.

Any default on the sovereign debt of Greece or any eurozone nation and the resulting impact on other eurozone countries could have a material adverse effect on us, including (a) significant market dislocation, (b) heightened counterparty risk and (c) an adverse effect on the management of market risk.

Moreover, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations that are under severe financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in, among other things, significant disruptions in financial activities.

HSBC HOLDINGS PLC

111a

Report of the Directors: Financial Review (continued)

As a result, a default on the sovereign debt of any eurozone nation may have a material adverse effect on our operating results, financial condition and prospects.

Changes in foreign currency exchange rates may affect our results

We prepare our accounts in US dollars because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. A substantial portion of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies. Changes in foreign exchange rates, including those which may result from a currency becoming de-pegged from the US dollar, have an effect on our reported income, cash flows and shareholders’ equity and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Macro-prudential, regulatory and legal risks to our business model

Failure to implement our obligations under the deferred prosecution agreements could have a material adverse effect on our results and operations

In December 2012, HSBC Holdings, HSBC North America Holdings, Inc (‘HNAH’), and HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into agreements with US and UK government agencies regarding past inadequate compliance with the US Bank Secrecy Act (the ‘BSA’), anti-money laundering (‘AML’) and sanctions laws. Among other agreements, HSBC Holdings and HSBC Bank USA entered into a five-year Deferred Prosecution Agreement with the US Department of Justice (‘DoJ’), the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (‘US DPA’); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (‘DANY DPA’); and HSBC Holdings consented to a cease-and-desist order and HSBC Holdings and HNAH consented to a civil monetary penalty order with the Federal Reserve Board (‘FRB’). In addition, HSBC Bank USA entered into a civil monetary penalty order with the Financial Crimes Enforcement Network and a separate civil monetary penalty order with the Office of the Comptroller of the Currency (‘OCC’). HSBC Holdings entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the FSA (now the FCA) to comply with certain forward-looking obligations with respect to AML and sanctions requirements (‘FCA Direction’). HSBC Bank USA is also subject to an agreement entered into with the OCC, the Gramm-Leach-Bliley Act (‘GLBA’) Agreement and other consent orders.

Under the agreements with the DoJ, FCA and FRB , an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 156 of the Financial Services and

Markets Act) is evaluating and regularly assessing the effectiveness of our AML and sanctions compliance function and our progress in implementing our remedial obligations under the agreements. The Monitor began his work on 22 July 2013.

HSBC has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014.

Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Any such breach of the US DPA or the FCA Direction leading to further enforcement action, including the prosecution of HSBC, would have a material adverse effect on our business, financial condition, results of operations and prospects, including the potential significant loss of business and withdrawal of funding.

HSBC Bank USA, as clearer for all US dollar transactions for HSBC globally, manages a significant AML risk in the global correspondent banking area because of its breadth and scale, especially as it relates to transactions involving affiliates and global correspondent banks in high risk AML jurisdictions. A significant AML violation in this area or the utilisation of the global affiliate and correspondent banking network by terrorists or other perpetrators of financial crimes could have materially adverse consequences under the US DPA or our other consent agreements. The design and execution of AML and sanctions remediation plans is complex and requires major investments in people, systems and other infrastructure. This complexity creates significant execution risk, which could impact our ability to effectively manage financial crime risk and remedy AML and sanctions compliance deficiencies in a timely manner. This could, in turn, impact HSBC’s ability to satisfy the Monitor or comply with the terms of the US DPA, the FCA Direction, or the FRB‘s cease and desist order and may require HSBC to take additional remedial measures.

Failure to comply with certain regulatory requirements would have a material adverse effect on our results and operations

As reflected in the agreement entered into with the OCC in December 2012 (‘the GLBA Agreement’), the OCC has determined that HSBC Bank USA is not in compliance with the requirements that a national bank, and each depository institution affiliate of the national bank, must be both well capitalised and well managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC Holdings, do not meet the qualification requirements for financial holding company status. If all of our affiliate depositary institutions are not in compliance with these requirements within the time periods specified in the GLBA Agreement, as they may be extended, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on financial holding company status under the GLBA. Similar consequences could

HSBC HOLDINGS PLC

111b

Report of the Directors: Financial Review (continued)

result for financial subsidiaries of HSBC Bank USA that engage in activities in reliance on expanded powers provided for in the GLBA. Any such divestiture or termination of activities would have a material adverse effect on our business, prospects, financial condition and results of operation.

Failure to meet the requirements of regulatory stress tests could have a material adverse effect on our capital position, operations, results and future prospects

We are subject to regulatory stress testing in many jurisdictions. These have increased both in frequency and in the granularity of information required by supervisors.

These exercises are designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.

During 2014, we participated in the regulatory stress test programmes of the PRA, the FRB, the OCC, the ECB, the EBA and the HKMA, among others, which are described on page 125.

The PRA and the EBA disclosed the results of their stress test exercises on 16 December 2014 and 26 October 2014, respectively. HSBC’s stressed CET1 ratio remained above the required minimum thresholds.

On 26 March 2014, the FRB informed HNAH that it did not object to HNAH’s capital actions, including payment of dividends on outstanding preferred stock and trust preferred securities of HNAH and its subsidiaries. However, the FRB informed HNAH that it did object to the capital plan submitted for the 2014 Comprehensive Capital Analysis and Review (‘CCAR’) programme due to weaknesses in its capital planning processes. The FRB does not permit bank holding companies to disclose confidential supervisory information, including the reason for an objection to a capital plan submitted for CCAR. HNAH made its CCAR 2015 submission, which also served as the required re-submission for CCAR 2014, on 5 January 2015. Disclosure by the FRB and HNAH of the results of the exercises will be made in March 2015.

Failure to meet quantitative or qualitative requirements of regulatory stress test programmes, or the failure by regulators to approve our stress results and capital plans, could have a material adverse effect on our operations, results and future prospects.

We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand

We face significant legal and regulatory risks in our business. The volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial institutions are increasing for many reasons, including a substantial increase in the number of regulatory changes taking place globally, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of financial institutions for, among other alleged conduct, breaches of AML and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from prosecutors and the public. Any such prosecution of HSBC or one or more of its subsidiaries could have a material adverse effect on our business, could result in substantial fines, penalties and/or forfeitures and could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation, including the potential loss of key licences, requirement to exit certain businesses and withdrawal of funding from depositors and other stakeholders.

Additionally, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations (including criminal) as described in Note 40 on the Financial Statements. It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations.

Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could have a material adverse effect on our operations, financial condition and prospects

Our businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, Hong Kong, the EU and the other markets in which we operate. This is particularly so in the current environment, where we expect government and regulatory intervention in the banking sector to continue to remain high for the foreseeable future. Additionally, many of these changes increasingly have an impact beyond the country in which they are effected as regulators either deliberately enact regulation with

HSBC HOLDINGS PLC

111c

Report of the Directors: Financial Review (continued)

extra-territorial impact or our operations mean that the Group is obliged to give effect to ‘local’ laws and regulations on a wider basis.

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

HSBC has been classified by the Financial Stability Board (‘FSB’) as a global systemically important bank (‘G-SIB’) and therefore is subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place additional capital and Total Loss Absorbing Capacity (‘TLAC’) buffers on the Group and require enhanced reporting.

Furthermore, the BRRD introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and ‘eligible liabilities’ (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (‘MREL’). The BoE is required to issue further secondary legislation to implement MREL requirements by 2016, which will take into account the regulatory technical standards to be developed by the EBA. The EBA has stated that these technical standards would be compatible with the proposed term sheet published by the FSB on TLAC requirements for G-SIBs, but the extent to which MREL and TLAC requirements may differ remains uncertain.

More stringent regulatory requirements, including enhanced capital, liquidity and funding requirements and those governing the development of parameters applied in, and controls around, models used for measuring risk can give rise to changes that may adversely affect our business, including increases in capital requirements.

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

Areas where changes could have an adverse effect on our business, prospects, financial condition or results of operations include, but are not limited to:

•	general changes in government, central bank or regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which we operate;

•	the structural separation of banking and trading activities proposed or enacted in a number of jurisdictions (see below);

•	requirements flowing from arrangements for the resolution strategy of the Group and its individual operating entities, which may have different effects in different countries;

•	the implementation of extra-territorial laws, including the US Foreign Account Tax Compliance Act (‘FATCA’) and other related initiatives to share tax information such as those being pursued by the OECD more generally;

•	the implementation of CRD IV, notably the UK application of the capital buffer framework and its interaction with Pillar 2 and the PRA buffer;

•	the implementation of the BRRD’s minimum requirements for eligible liabilities by the BoE and its interaction with TLAC requirements for G-SIBs;

•	the increasing focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets;

•	restrictions on the structure of remuneration imposed under CRD IV and UK regulations and increasing requirements to detail management accountability within the Group to meet the requirements of the Senior Managers’ Regime in the UK (including the continued focus in the UK on the progress being made in implementing wider recommendations made by the Parliamentary Commission on Banking Standards on matters relating to institutional ‘culture’, employee conduct and obligations more generally such as whistleblowing);

•	the implementation of any measures as a result of regulators’ increased focus on ‘conduct’ matters (including any measures resulting from the FCA’s February 2015 announced plans to launch its first wholesale market study into investment and corporate banking to assess whether competition in the sector is working properly, as well as the FCA’s ongoing retail banking market studies into whether

HSBC HOLDINGS PLC

111d

Report of the Directors: Financial Review (continued)

competition is working effectively in the cash savings and consumer credit markets), which may include customer compensation and redress schemes or other, potentially significant, remedial work;

•	the proposals from the FSB which are subject to consultation and translation into national regulations but which would require G-SIBs to hold minimum levels of capital and TLAC;

•	external bodies applying or interpreting standards or laws differently to us;

•	further requirements relating to financial reporting, corporate governance and employee compensation; and

•	expropriation, nationalisation, confiscation of assets and changes in legislation or regulations relating to foreign ownership.

These developments, which are discussed in more detail on pages 110(b) to 110(n), are expected to continue to change the way in which we are regulated and supervised and could affect the manner in which we conduct our business activities, capital requirements, results of operations or how the Group is structured.

We and our UK subsidiaries may become subject to stabilisation provisions under the Bank Act 2009, as amended, in certain significant stress situations.

Under the Banking Act 2009, as amended (the ‘Banking Act’), substantial powers have been granted to HM Treasury, the BoE and the PRA and FCA (as successors to the FSA) (together, the ‘Authorities’) as part of the special resolution regime (‘SRR’). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the FSMA that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 55B of the FSMA). The SRR presently consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

In general, the Banking Act requires the Authorities to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the United Kingdom. The Banking Act includes provisions related to compensation in respect of transfer instruments and orders made under it. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. An order may make provision which has retrospective effect.

There is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them or the powers that may be granted to the Authorities under future legislation. However, if we are at or approaching the point of non-viability such as to require regulatory intervention, any exercise of any resolution regime powers by the Authorities may result in holders of our ordinary shares losing all or a part of their shareholdings and/or in the rights of holders of our ordinary shares being adversely affected, including by the dilution of their percentage ownership of our share capital, and/or could have a material adverse effect on the market price of our ordinary shares.

Structural separation of banking and trading activities proposed or enacted in a number of jurisdictions could have a material adverse effect on our operations and operating results.

In December 2013, the UK Financial Services (Banking Reform) Act 2013 received Royal Assent. It implements the recommendations of the Independent Commission on Banking (‘ICB’), which inter alia establish a framework for ‘ring-fencing’ UK retail banking in separately incorporated banking entities (‘ring-fenced banks’) from trading activities. Secondary legislation has also been finalised, and in October 2014 the PRA published a consultation on ring-fencing rules in relation to group structures, governance and arrangements to ensure continuity of services and facilities. Finalised rules are expected to be published in 2016, with the implementation of ring-fencing in 2019.

The proposed separation of retail and SME banking in the UK would be a material change to the structure of HSBC Bank plc. Considerable uncertainty remains over the likely cost of implementing structural separation at this time, although we expect it to be material.

In January 2014, the European Commission published legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities. The proposals are currently subject to discussion in the European Parliament and the Council. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed.

Structural separation of retail and investment banking and trading activities is discussed in more detail on page 119.

HSBC HOLDINGS PLC

111e

Report of the Directors: Financial Review (continued)

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

Risks related to our business, business operations, governance and internal control systems

The delivery of our strategic priorities is subject to execution risk

The financial services industry is currently facing an unprecedented period of scrutiny. Regulatory requests, legal matters and business initiatives all require a significant amount of time and resources to implement. The magnitude and complexity of projects within HSBC required to meet these demands has resulted in heightened execution risk. Organisational change and external factors, including the challenging macroeconomic environment and the extent and pace of regulatory change also contribute to execution risk. These factors could adversely affect the successful delivery of our strategic priorities.

There also remains heightened risk around the execution of a number of disposals across the Group in line with our Strategy. The potential risks of disposals include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation. They can have both financial and reputational implications and could also adversely affect the successful delivery of our strategic priorities.

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

Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. In addition, factors beyond our control, including but not limited to, the economic and market conditions and other challenges discussed in detail above, could limit our ability to achieve all of the expected benefits of these initiatives.

We operate in markets that are highly competitive

We compete with other financial institutions in a highly competitive industry that is undergoing significant changes as a result of financial regulatory reform and increased public scrutiny stemming from the financial crisis and continued challenging economic conditions.

We target internationally mobile clients who need sophisticated global solutions and generally compete on the basis of the quality of our customer service, the wide variety of products and services that we can offer our customers and the ability of those products and services to satisfy our customers’ needs, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and results of operations and/or cause us to increase our capital investment in our businesses in order to remain competitive. Additionally, if our products and services are not accepted by our targeted clients, this may have a material adverse effect on our business, financial condition and results of operations.

In many markets, there is increased competitive pressure to provide products and services at current or lower prices. Consequently, our ability to reposition or reprice our products and services from time to time may be limited and could be influenced significantly by the actions of our competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that we offer our customers and/or the pricing for those products and services could result in a loss of customers and market share and could materially adversely affect our results of operations.

Further, new entrants to the market or new technologies could require us to spend more to modify or adapt our products to attract and retain customers. We may not respond effectively to these competitive threats from existing and new competitors and may be forced to increase our investment in our business to modify or adapt our existing products and services or develop new products and services to respond to our customers’ needs.

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

HSBC HOLDINGS PLC

111f

Report of the Directors: Financial Review (continued)

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

Operational risks are inherent in our business

We are exposed to many types of operational risk that are inherent in banking operations including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non-availability. These risks apply equally when we rely on outside suppliers or vendors to provide services to us and our customers. These operational risks could have a material adverse effect on our business, prospects, financial condition and results of operation.

Our operations are subject to the threat of fraudulent activity

Fraudsters may target any of our products, services and delivery channels including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to the bank, an adverse customer experience, reputational damage and potential regulatory action depending on the circumstances of the event.

Our operations are subject to disruption from the external environment

HSBC operates in many geographical locations, which are subject to events that are outside our control. These events may be acts of God such as natural disasters and epidemics, geopolitical risks including acts of terrorism and social unrest, and infrastructure issues such as transport or power failure. These risk events may give rise to disruption to our services, result in physical damage and/or loss of life, and could have a material adverse effect on our business, prospects, financial condition and results of operation.

Our operations utilise third-party suppliers and service providers

HSBC places reliance on third-party firms for the supply of goods and services or outsourcing of certain activities. There has been increased scrutiny by global regulators of the use by financial institutions of third-party service providers, including how outsourcing decisions are made and how the key relationships are managed. Risks arising from the use of third-party service providers may be less transparent and therefore more challenging to manage or influence. The risk of inadequate management of risks associated with the use of significant third-party service providers could lead to a failure to meet our operational and business requirements which, in turn, may involve regulatory breaches, financial crime, loss of confidential information, civil or monetary penalties or damage both to shareholder value and to our reputation/brand image.

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

HSBC remains susceptible to a wide range of cyber risks that impact and/or are facilitated by technology. The threat from cyber attacks is a concern for our organisation and failure to protect our operations from internet crime or cyber attacks may result in financial loss and/or loss of customer data or other sensitive information which could undermine our reputation and our ability to attract and keep customers. This could have a material adverse effect on our business, financial condition and/or results of our operations.

A cyber security breach in HSBC Turkey in November 2014 exposed the details of credit and debit card information for 2.7m customers. Although the exposure was not linked to fraudulent transactions and the breach was detected through internal security controls, customers and the local regulator were informed.

During 2014, we were subjected to 12 ‘denial of service’ attacks on our external facing websites across the Group. A denial of service attack is the attempt to intentionally disrupt, paralyse and potentially extract data from a computer network by flooding it with data sent simultaneously from many individual computers.

Although most cyber attacks in 2014 had a negligible effect on our customers, services or firm, future cyber attacks could have a material adverse effect on our business, financial condition and/or results of operations and reputation.

We may not be able to meet regulatory requests for data

The volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate

HSBC HOLDINGS PLC

111g

Report of the Directors: Financial Review (continued)

management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands. Financial institutions that fail to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision by the required deadline may face supervisory measures.

Our operations have inherent reputational risk

Reputational risk is the risk of failure to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC, its employees or those with whom it is associated, that may cause stakeholders to form a negative view of HSBC. It could also arise from negative public opinion about the actual, or perceived, manner in which we conduct our business activities, our financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Reputational risk could lead to adverse financial or non-financial consequences, including loss of confidence or adverse effects on our ability to retain and attract customers. Any lapse in standards of integrity, compliance, customer service or operating efficiency represents a potential reputational risk.

Modern technologies, in particular online social media channels and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect our ability to keep and attract customers and, in particular, corporate and retail depositors, and could have a material adverse effect on our business, prospects, financial condition, reputation and/or results of operations.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies, including the HSBC Values and related behaviours, and employee misconduct, such as fraud or negligence, all of which could result in regulatory sanctions or reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

The demands being placed on the human capital of the Group are unprecedented. The cumulative workload arising from a regulatory reform programme that is often extra-territorial and still evolving is hugely consumptive of human resources, placing increasingly complex and conflicting demands on a workforce where the required expert capabilities are in short supply and globally mobile.

Our continued success depends in part on the retention of key members of our management team and wider employee base. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management in each of our global businesses or global functions. If global businesses or global functions fail to staff their operations appropriately, or lose one or more of their key senior executives, and fail to replace them in a satisfactory and timely manner, or fail to implement successfully the organisational changes required to support the Group’s strategy, our business prospects, financial condition and/or results of operations, including control and operational risks, may be materially adversely affected.

Our financial statements are based in part on judgements, estimates and assumptions which are subject to uncertainty

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements, assumptions and models are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, deferred tax assets, provisions and interests in associates, which are discussed in detail in ‘Critical accounting estimates and judgements’ on page 348.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments, future outcomes may differ materially from those assumed using information available at the reporting date. The effect of these differences on the future results of operations and the future financial position of the Group may be material. For further details, see ‘Critical accounting estimates and judgements’ on page 348.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be materially different from those assumed using information available at the reporting

HSBC HOLDINGS PLC

111h

Report of the Directors: Financial Review (continued)

date, this could affect our business, financial conditions, prospects, and/or results of operations and have a corresponding effect on our funding requirements and capital ratios.

HSBC could incur losses or be required to hold additional capital as a result of model limitations or failure

HSBC uses models for a range of purposes in managing its business, including regulatory and economic capital calculations, stress testing, granting credit, pricing and financial reporting, including the valuation of financial instruments measured at fair value, as explained above. HSBC could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. Risks arising from use of models could have a material adverse effect on our business, financial condition and/or results of operations, minimum capital requirements and reputation.

In addition, supervisory concerns over the internal models and assumptions used by banks in the calculation of regulatory capital have led to the imposition of risk weight and loss given default floors, which has the potential to increase our capital requirement.

Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us

We are required to comply with applicable anti-money laundering laws and regulations and have adopted various policies and procedures, including internal control and ‘know your customer’ procedures, aimed at preventing use of HSBC products and services for the purpose of committing or concealing financial crime. A major focus of US and UK government policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US and EU economic sanctions, and this prioritisation is evidenced by our agreements with US and UK authorities relating to various investigations regarding past inadequate compliance with anti-money laundering and sanctions laws. Certain US subsidiaries of HSBC Holdings have entered into a consent cease and desist order with the OCC and a similar consent order with the FRB which require the implementation of improvements to compliance procedures regarding obligations under the US Bank Secrecy Act (the ‘BSA’), FCA Direction and anti-money laundering (‘AML’) rules. These consent orders do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies or private litigation.

A number of the remedial actions taken or being taken as a result of the matters to which the US DPA relates are intended to ensure that the Group’s businesses are better protected in respect of these risks. However, there can be no assurance that the steps that continue to be taken to address the requirements of the US DPA will be completely effective. Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC in relation to the matters which are the subject of the US DPA.

In relevant situations, and where permitted by regulation, we may rely upon certain counterparties to maintain and properly apply their own appropriate AML procedures. While permitted by regulation, such reliance may not be effective in preventing third parties from using us (and our relevant counterparties) as a conduit for money laundering including illegal cash operations without our knowledge (and that of our relevant counterparties). Becoming a party to money laundering, association with, or even accusations of being associated with money laundering will damage our reputation and could make us subject to fines, sanctions and/or legal enforcement (including being added to ‘blacklists’ that would prohibit certain parties from engaging in transactions with us). Any one of these outcomes could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We have significant exposure to counterparty risk

We are exposed to counterparties that are involved in virtually all major industries, and we routinely execute transactions with counterparties in financial services, including brokers and dealers, central clearing counterparties, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. Our ability to engage in routine transactions to fund our operations and manage our risks could be materially adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses.

Mandatory central clearing of over the counter (‘OTC’) derivatives, including under the Dodd-Frank Act and the EU’s European Market Infrastructure Regulation (‘EMIR’), brings new risks to HSBC. As a clearing member, we will be required to underwrite losses incurred at Central Counterparty (‘CCP’) by the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk. At the same time, our ability to manage such risk ourselves will be reduced because control has been largely outsourced to CCPs and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.

HSBC HOLDINGS PLC

111i

Report of the Directors: Financial Review (continued)

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

Market movements will continue to significantly affect us in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates, yield curves and spreads affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates. Our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary.

Our insurance businesses are exposed to the risk that market fluctuations will cause mismatches to occur between product liabilities and the investment assets which back them. Market risks can affect our insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses, with their excess capital invested in the markets. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The performance of the investment markets will thus have a direct effect upon the value embedded in the insurance and investment contracts and our operating results, financial condition and prospects.

It is difficult to predict with any accuracy changes in market conditions, and such changes may have a material adverse effect on our business, operating results, financial condition and prospects.

Liquidity, or ready access to funds, is essential to our businesses

Our ability to borrow on a secured or unsecured basis and the cost of so doing can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to HSBC or the banking sector, including our perceived or actual creditworthiness.

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

We also access wholesale markets in order to provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local markets. In 2014, we issued the equivalent of US$20bn of debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities, including US$9.1bn of subordinated securities issued by HSBC Holdings. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. Unfavourable macroeconomic developments, market disruptions or regulatory developments may increase our funding costs or challenge our ability to raise funds to support or expand our businesses, materially adversely affecting our business, prospects, financial condition and/or results of operations.

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

HSBC HOLDINGS PLC

111j

Report of the Directors: Financial Review (continued)

Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase the cost or decrease the availability of our funding and adversely affect our liquidity position and net interest margin

Credit ratings affect the cost and other terms upon which we are able to obtain market funding. Rating agencies regularly evaluate HSBC Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of HSBC or of the relevant entity, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC’s or the relevant entity’s current ratings or outlook, particularly given the rating agencies’ current review of their bank rating methodologies and the potential impact on HSBC’s or its subsidiaries’ ratings.

As of the date hereof, HSBC Holdings’ long-term debt was rated AA-, A, Aa3 by Fitch, Standard & Poor’s (‘S&P’) and Moody’s, respectively. Ratings outlook by Fitch and S&P were stable and Moody’s rating outlook was negative. Among other factors, Moody’s rating outlook reflects the potential removal of government support (in whole or in part) as a factor in our rating due to the European resolution framework, including BRRD and the UK bail-in power. S&P lowered our long-term debt rating in February 2015 to reflect their view that extraordinary government support is unlikely. Any reductions in these ratings and outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and/or our liquidity position.

Under the terms of our current collateral obligations under derivative contracts, we could be required to post additional collateral as a result of a downgrade in HSBC’s credit rating as described on page 173.

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

HSBC Holdings is a holding company and as a result, is dependent on loan payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders

HSBC Holdings is a non-operating holding company and, as such, its principal source of income is from operating subsidiaries which hold the principal assets of HSBC. As a separate legal entity, HSBC Holdings relies on remittance of its subsidiaries’ loan interest payments and dividends in order to be able to pay obligations to debt holders as they fall due and to pay dividends to its shareholders. The ability of HSBC Holdings subsidiaries and affiliates to pay dividends could be restricted by changes in regulation, exchange controls and other requirements.

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

HSBC HOLDINGS PLC

111k

Report of the Directors: Financial Review (continued)

Managing risk

(Unaudited)

As a provider of banking and financial services, we actively manage risk as a core part of our day-to-day activities.

Risk management framework

Our risk management framework, which is employed at all levels of the organisation, is set out on page 24. The key elements are discussed below.

The Group’s Risk Appetite Statement is a key component in our management of risk and is described on page 24.

Risk governance framework

Robust risk governance and accountability are embedded throughout the Group through an established framework that ensures appropriate oversight of and accountability for the effective management of risk at all levels of the organisation and across all risk types. Adherence to consistent standards and risk management policies is required across HSBC by our Global Standards and our Global Risk operating model.

The Board has ultimate responsibility for approving HSBC’s risk appetite and the effective management of risk.

•	The Group Risk Committee advises the Board on risk appetite and its alignment with strategy, risk governance and internal controls and high-level risk related matters.

•	The Financial System Vulnerabilities Committee reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk.

•	The Conduct & Values Committee was established in January 2014 to oversee the design and application of HSBC’s policies, procedures and standards, to ensure that we conduct business responsibly and consistently adhere to HSBC Values and to advise the Board accordingly.

Executive accountability for the ongoing monitoring, assessment and management of the risk environment and the effectiveness of our risk management policies resides with the Risk Management Meeting of the GMB. Day-to-day risk management activities are the responsibility of senior managers of individual businesses, supported by global functions as described under ‘Three lines of defence’ below.

The executive and non-executive risk governance structures and their interactions are set out on page 204, with similar arrangements in place for major operating subsidiaries.

The report of the Group Risk Committee is on page 280. The Report of the Financial System Vulnerabilities Committee is on page 282. The report of the Conduct & Values Committee is on page 286.

Three lines of defence

We use a three lines of defence model in the management of risk.

•	First line – every employee is responsible for the risks that form part of their day to day jobs. The first line of defence ensures that all key risks within their operations are identified, mitigated and monitored by appropriate internal controls within an overall control environment.

•	Second line – global functions such as Risk, Finance and Human Resources form the second line of defence. They are responsible for providing assurance, challenge and oversight of the activities conducted by the first line.

•	Third line – Internal Audit forms the third line of defence, providing independent assurance to senior management and the Board over the first and second lines of defence.

For details of our operational risk management framework, see page 186.

People

All employees are required to identify, assess and manage risk within the scope of their assigned responsibilities and, as such, they are critical to the effectiveness of the three lines of defence. Personal accountability for Global Standards is reinforced by HSBC Values.

Clear and consistent employee communication on risk conveys strategic messages and sets the tone from senior leadership. A suite of mandatory training on critical risk and compliance topics is deployed to embed skills and understanding and strengthen the risk culture within HSBC. It reinforces the attitude to risk in the behaviour expected of employees, as described in our risk policies. The training is updated regularly, describing technical aspects of the various risks assumed by the Group and how they should be managed effectively. Staff are supported in their roles by a disclosure line which enables them to raise concerns confidentially (see page 20).

Our risk culture is reinforced by our approach to remuneration. Individual awards, including those for executives, are based on compliance with HSBC Values and the achievement of financial and non-financial objectives which are aligned to our risk appetite and global strategy.

For further information on risk and remuneration, see the Report of the Group Remuneration Committee on page 300.

Independent Risk function

Global Risk, headed by the Group Chief Risk Officer, is responsible for enterprise-wide risk oversight including the establishment of global policy, the monitoring of risk profiles and forward-looking risk identification and management. Global Risk also has functional responsibility for risk management in support of HSBC’s global businesses and regions through an integrated network of Risk sub-functions which are independent from the sales and trading functions of our businesses. This independence ensures the necessary balance in risk/return decisions.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

We run Global Risk like a business, ensuring that the function is dynamic and responsive to the needs of its stakeholders.

Risks faced by HSBC

All of our activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks.

Risk factors

We have identified a comprehensive suite of risk factors which covers the broad range of risks our businesses are exposed to.

A number of the risk factors have the potential to affect the results of our operations or financial condition, but may not necessarily be deemed as top or emerging risks. However, they inform the ongoing assessment of our top and emerging risks which may result in our risk appetite being revised. The risk factors are:

Macroeconomic and geopolitical risk

•	Current economic and market conditions may adversely affect our results.

•	We are subject to political and economic risks in the countries in which we operate, including the risk of government intervention.

•	We may suffer adverse effects as a result of the renewed economic and sovereign debt tensions in the eurozone.

•	Changes in foreign currency exchange rates may affect our results.

Macro-prudential, regulatory and legal risks to our business model

•	Failure to implement our obligations under the deferred prosecution agreements could have a material adverse effect on our results and operations.

•	Failure to comply with certain regulatory requirements would have a material adverse effect on our results and operations.

•	Failure to meet the requirements of regulatory stress tests could have a material adverse effect on our capital position, operations, results and future prospects.

•	We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand.

•	Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could have a material adverse effect on our operations, financial condition and prospects.

•	HSBC Holdings and its UK subsidiaries may become subject to stabilisation provisions under the Bank Act

    2009, as amended, in certain significant stress situations.

•	Structural separation of banking and trading activities proposed or enacted in a number of jurisdictions could have a material adverse effect on our operations and operating results.

•	We are subject to tax-related risks in the countries in which we operate which could have a material adverse effect on our operating results.

Risks related to our business, business operations, governance and internal control systems

•	The delivery of our strategic priorities is subject to execution risk.

•	We may not achieve all the expected benefits of our strategic initiatives.

•	We operate in markets that are highly competitive.

•	Our risk management measures may not be successful.

•	Operational risks are inherent in our business.

•	Our operations are subject to the threat of fraudulent activity.

•	Our operations are subject to disruption from the external environment.

•	Our operations utilise third-party suppliers and service providers.

•	Our operations are highly dependent on our information technology systems.

•	We may not be able to meet regulatory requests for data.

•	Our operations have inherent reputational risk.

•	We may suffer losses due to employee misconduct.

•	We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

•	Our financial statements are based in part on judgements, estimates and assumptions which are subject to uncertainty.

•	HSBC could incur losses or be required to hold additional capital as a result of model limitations or failure.

•	Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us.

•	We have significant exposure to counterparty risk.

•	Market fluctuations may reduce our income or the value of our portfolios.

•	Liquidity, or ready access to funds, is essential to our businesses.

•	Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase the cost or decrease the availability of our funding and adversely affect our liquidity position and interest margins.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	Risks concerning borrower credit quality are inherent in our businesses.

•	Our insurance business is subject to risks relating to insurance claim rates and changes in insurance customer behaviour.

•	HSBC Holdings is a holding company and, as a result, is dependent on loan payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

•	We may be required to make substantial contributions to our pension plans.

Risks managed by HSBC

The principal risks associated with our banking and insurance manufacturing operations are described in the tables below.

Description of risks – banking operations

Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (page 127)

The risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.

Credit risk is:

•    measured as the amount which could be lost if a customer or counterparty fails to make repayments. In the case of derivatives, the measurement of exposure takes into account the current mark-to-market value to HSBC of the contract and the expected potential change in that value over time caused by movements in market rates;

•    monitored within limits approved by individuals within a framework of delegated authorities. These limits represent the peak exposure or loss to which HSBC could be subjected should the customer or counterparty fail to perform its contractual obligations; and

•    managed through a robust risk control framework which outlines clear and consistent policies, principles and guidance for risk managers.

Liquidity and funding risk (page 163)

The risk that we do not have sufficient financial resources to meet our obligations as they fall due or that we can only do so at excessive cost.

Liquidity risk arises from mismatches in the timing of cash flows.

Funding risk arises when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

Liquidity and funding risk is:

•    measured using internal metrics including stressed operational cash flow projections, coverage ratios and advances to core funding ratios;

•    monitored against the Group’s liquidity and funding risk framework and overseen by regional Asset and Liability Management Committees (‘ALCO’s), Group ALCO and the Risk Management Meeting; and

•    managed on a stand-alone basis with no reliance on any Group entity (unless pre-committed) or central bank unless this represents routine established business as usual market practice.

Market risk (page 175)

The risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

Exposure to market risk is separated into two portfolios:

•  trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.

•  non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (page 198).

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
Operational risk (page 186)

The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk (along with accounting, tax, security and fraud, people, systems, projects, operations and organisational change risk).

Operational risk arises from day to day operations or external events, and is relevant to every aspect of our business.

Compliance risk and fiduciary risk are discussed below. Other operational risks are covered in the Appendix to Risk (page 204).

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

Compliance risk (page 189)

The risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

Compliance risk is part of operational risk, and arises from rules, regulations, other standards and Group policies, including those relating to anti-money laundering, anti-bribery and corruption, counter-terrorist and proliferation financing, sanctions compliance and conduct of business.

The DPA is discussed on page 120 and the Monitor on page 27.

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

Other material risks
Reputational risk (page 199)

The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC’s reputation, leading potentially to a loss of business, fines or penalties.	Reputational risk is the risk of failure to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC itself, its employees or those with whom it is associated, that may cause stakeholders to form a negative view of HSBC.

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

Fiduciary risk (page 200)

The risk of breaching our fiduciary duties, defined as any duty where HSBC holds, manages, oversees or has responsibilities for assets for a third party that involves a legal and/or regulatory duty to act with the highest standard of care and with utmost good faith.	Fiduciary risk is part of operational risk, and arises from our business activities where we act in a fiduciary capacity (‘designated businesses’) as Trustee, Investment Manager or as mandated by law or regulation.

Fiduciary risk is:

•    measured by each designated business monitoring against their own risk appetite statements and by the operational risk and control assessment process, which assesses the level of risk and the effectiveness of the key controls;

•    monitored through a combination of testing, key indicators and other metrics such as client and regulatory feedback; and

•    managed within the designated businesses via established governance frameworks, and comprehensive policies, procedures and training programmes.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Description of risks – banking operations (continued)

Risks	Arising from	Measurement, monitoring and management of risk
Pension risk (page 236)

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

Sustainability risk (page 237)

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

Financial risks (page 194)

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

Financial risks are:

•    measured separately for each type of risk:

–    market risk is measured in terms of exposure to fluctuations in key financial variables;

–    credit risk is measured as the amount which could be lost if a customer or counterparty fails to make repayments; and

–    liquidity risk is measured using internal metrics including stressed operational cash flow projections.

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
Insurance risk (page 198)

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

•    managed both centrally and locally using product design, underwriting, reinsurance and claims-handling procedures.

Risk management processes and procedures

In addition to risk appetite, the following processes are integral to risk management at HSBC:

•	risk identification through our top and emerging risk process;

•	mapping our risk profile; and

•	stress testing and scenario analysis.

Risk identification

We identify and monitor risks continuously. This process, which is informed by analysis of our risk factors and the results of our stress testing programme, gives rise to the classification of certain key risks as top or emerging. Changes in our assessment of top and emerging risks may result in adjustments to our business strategy and, potentially, our risk appetite.

Our current top and emerging risks are discussed below.

Mapping our risk profile

Risks are assumed by our global businesses in accordance with their risk appetite and are managed at Group, global business and regional levels. All risks are recorded and monitored through our risk map process, which describes our risk profile by risk type in the different regions and global businesses.

In addition to our principal banking and insurance risks, the risk map process identifies and monitors risks such as model, financial management, capital, Islamic finance and strategic risks. These risks are regularly assessed through our risk appetite framework, stress tested and considered for classification as top and emerging risks.

Stress testing

We conduct stress testing scenarios across the Group on both an enterprise-wide basis and at a major subsidiary level, reflecting our business strategy and its resultant risk exposures. Our stress testing and scenario analysis programme examines the sensitivities of our capital plans and unplanned demand for regulatory capital under a number of scenarios and ensures that top and emerging risks are appropriately considered. These scenarios include, but are not limited to, adverse macroeconomic events, failures at country, sector and counterparty levels, geopolitical occurrences and a variety of projected major operational risk events.

The Stress Testing Management Board, which is chaired by the Group Finance Director, is responsible for stress testing strategy and stewardship. Stress testing models are approved through the Group’s Model Oversight Committee framework. Updates on stress testing are provided at each meeting of the Risk Management Meeting of the GMB. The Group Risk Committee is informed and consulted, and approves, as appropriate.

The development of macroeconomic scenarios is a critical part of the process. Potential scenarios are defined and generated by an expert panel comprising economic experts from various global teams including Risk and Finance. Variables and assumptions underpinning the scenarios, including economic indicators such as yield curves, exchange rates and volatilities, are expanded and enriched by internal and external teams. Once approved by the governing committee, they are circulated to the regional and global business stress testing teams along with instructions for the exercise.

Scenarios are translated into financial impacts, such as on our forecast profitability and RWAs, using a suite of stress testing models and methodologies. Models are subject to independent model review and go through a process of validation and approval. Model overlays may be considered where necessary.

Stress testing results are subject to a review and challenge process at regional and Group levels and action plans are developed to mitigate identified risks. The extent to which these action plans would be implemented in the event of particular scenarios occurring depends on senior management’s evaluation of the risks and their potential consequences, taking into account HSBC’s risk appetite.

In addition to the Group-wide risk scenarios, each major HSBC subsidiary conducts regular macroeconomic and event-driven scenario analyses specific to their region. They may also participate in local regulatory stress testing programmes.

Stress testing is applied to risks such as market risk, liquidity and funding risk and credit risk to evaluate the potential effect of stress scenarios on portfolio values, structural long-term funding positions, income or capital.

Reverse stress testing is run annually on both Group and subsidiary entity bases. This stress test is conducted by assuming the business model is non-viable and working backwards to identify a range of occurrences that could

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

bring that event about. Non-viability might occur before the bank’s capital is depleted, and could result from a variety of events. These include idiosyncratic or systemic events or combinations thereof, and/or could imply failure of the Group’s holding company or one of its major subsidiaries. They would not necessarily mean the simultaneous failure of all the major subsidiaries. Reverse stress testing is used to strengthen our resilience by helping to inform early-warning triggers, management actions and contingency plans designed to mitigate the potential stresses and vulnerabilities which the Group might face.

HSBC participated in regulatory stress testing programmes in a number of jurisdictions during 2014, as outlined on page 125.

Top and emerging risks	/
(Unaudited)

Our approach to identifying and monitoring top and emerging risks is described on page 22.

During 2014, senior management paid particular attention to a number of top and emerging risks. Our current top and emerging risks are as follows:

Macroeconomic and geopolitical risks

Economic outlook and government intervention

Increased geopolitical risk

Economic outlook and government intervention

Economic growth in both developed and emerging market countries remained weak in 2014.

Oil and commodity prices have declined significantly since the middle of 2014 as a result of increasing global demand-supply imbalances. The precipitous fall in energy prices over such a short span of time changes both the nature and the distribution of risks. It sharpens fiscal and financing challenges for energy exporters, and although it brings benefits for oil importers, it also accentuates deflationary risks among some of these (particularly in the eurozone). In addition, the prospect of low oil prices for a prolonged period may reduce investment in exploration and thus poses the danger of significantly reduced future supply.

The economic recovery in the eurozone is still at risk. Deflationary pressures persist as a result of low oil prices and despite much looser monetary policy. Acceleration in the structural reform agenda could also accentuate deflationary pressures in the short-term. The eurozone is discussed further in ‘Areas of special interest’ on page 126. Japan fell into a technical recession in the third quarter of 2014 and policy responses may not be sufficient to support a recovery in economic activity. Resilience in US economic activity represents an upside to the world economy.

Emerging markets, particularly those with domestic vulnerabilities, remain exposed to monetary policy normalisation in the US and to greater risk aversion. While high by international standards, mainland China’s GDP growth in 2014 was the lowest in over two decades and recent forecasts indicate a lower trajectory than in recent years. Years of excessive investment, notably in the property market, has stoked potential financial bubbles, requiring the implementation of a new economic growth model.

Potential impact on HSBC

•	HSBC’s results could be adversely affected by a prolonged period of low or negative interest rates, low inflation levels or deflation and/or low oil prices.

•	We earn a significant proportion of our profits from our operations in emerging markets. Our results could be adversely affected by a prolonged slowdown in emerging market growth.

•	Global trade and capital flows may contract as a result of weaker economic growth, the introduction of protectionist measures, the emergence of geopolitical risks or increasing redenomination risk. This may curtail our profitability.

Mitigating actions

•	We closely monitor economic developments in key markets and sectors with the aim of ensuring trends are identified, the implications for specific customers, customer segments or portfolios are assessed and appropriate mitigating action, which may include revising key risk appetite metrics and limits, is taken as circumstances evolve.

•	We use stress testing, both internal and regulatory programmes, to assess the effect of changes in economic conditions on our operations. Regulatory stress tests are discussed on page 124.

Increased geopolitical risk

Our operations are exposed to risks arising from political instability and civil unrest in many parts of the world, which may have a wider effect on regional stability and regional and global economies.

Geopolitical risk increased during 2014. Military escalation and/or civil war remain a possibility in Ukraine, while sanctions targeting the Russian government, institutions and individuals, together with falling oil prices, have had an adverse effect on the Russian economy.

In the Middle East, the civil war in Syria has been complicated by the seizure of parts of Iraq and Syria by Islamic State, a terrorist group. Elsewhere in the region, chaos in Libya, ongoing tensions between Israel and Palestine and fraught negotiations over Iran’s nuclear programme are combining to increase risks to stability. In Asia, there was no easing in the maritime sovereignty disputes involving mainland China and its neighbours, while tensions remain high over the line of control between India and Pakistan, raising concerns over a possible wider conflict between the two nuclear-armed neighbours.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Civil unrest and demonstrations in a number of countries during 2014, including Turkey and Hong Kong, have also contributed to geopolitical risk as governments took measures to contain them.

A number of emerging and developed markets will hold elections in 2015, which could lead to further market volatility. In addition, a sustained period of low oil prices may affect stability in countries that rely heavily on oil production as a significant source of revenue.

Potential impact on HSBC

•	Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate.

•	Actual conflict could expose our staff to physical risk and/or result in physical damage to our assets.

Mitigating actions

•	We continuously monitor the geopolitical outlook, in particular in countries where we have material exposures and/or a physical presence.

•	Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our risk appetite and mitigate risks as appropriate.

Macro-prudential, regulatory and legal risks to our business model

Regulatory developments affecting our business model and Group profitability

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Dispute risk

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, often involving the provision of large amounts of data, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions both on a sector-wide basis and individually, together with measures to reduce systemic risk, may significantly alter the competitive landscape locally, regionally and/or globally for some or all of the Group’s businesses. These measures may be introduced as formal requirements in a supra-equivalent manner and to differing timetables by different regulatory regimes.

Regulatory developments affecting our business model and Group profitability

Regulatory changes affect our activities, both of the Group as a whole and of some or all of our principal subsidiaries. These changes include:

•	the UK’s Financial Services (Banking Reform) Act 2013 which requires the ring-fencing of our UK retail banking activities from wholesale banking, together with the structural separation of other activities as envisaged in the legislation and rules adopted in the US (including the Volcker Rule adopted in December 2013 under the Dodd-Frank Act), measures adopted in France restricting certain trading activities and potential further changes under European Commission proposals for structural measures for larger EU banks;

•	the implementation of extra-territorial laws, including the US Foreign Account Tax Compliance Act (‘FATCA’) and other related initiatives to share tax information such as those being pursued by the OECD more generally;

•	changes in the regime for the operation of capital markets, notably mandatory central clearing of over the counter (‘OTC’) derivatives, including under the Dodd-Frank Act and the EU’s European Market Infrastructure Regulation (‘EMIR’);

•	changes arising from the increasing focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets, promoting effective competition in the interests of consumers (including the outcome of the current investigation by the UK Competition and Markets Authority on the personal current account and SME banking market in the UK and recent indications of further FCA focus on UK wholesale markets);

•	the outcome of the Fair and Effective Financial Markets Review being undertaken by the Bank of England which will consider changes in the operation of wholesale financial markets in the UK;

•	restrictions on the structure of remuneration imposed under CRD IV and UK regulations and increasing requirements to detail management accountability within the Group to meet the requirements of the Senior Managers’ Regime in the UK (including the continued focus in the UK on the progress being made in implementing wider recommendations made by the Parliamentary Commission on Banking Standards on matters relating to institutional ‘culture’, employee conduct and obligations more generally such as whistleblowing etc.);

•	the implementation of CRD IV, notably the UK application of the capital buffer framework and its interaction with Pillar 2;

•	the effect of proposals for the UK Financial Policy Committee to be given more powers to impose leverage constraints on UK banks;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	the proposals from the Financial Stability Board which are subject to consultation and translation into national regulations but which would require G-SIB’s to hold minimum levels of capital and subordinated debt as total loss absorbing capacity (‘TLAC’);

•	requirements flowing from arrangements for the resolution strategy of the Group and its individual operating entities, which may have different effects in different countries;

•	the continuing stress tests by supervisory authorities and the implication for capital requirements and capital transfers within the Group;

•	the tightening by regulators in a number of countries of credit controls on mortgage lending and unsecured portfolios; and

•	the continued risk of further changes to regulation relating to taxes affecting financial service providers, including financial transaction taxes.

Potential impact on HSBC

•	Proposed changes in and/or the implementation of regulations including mandatory central clearing of OTC derivatives, EMIR, ring-fencing and similar requirements, the Volcker Rule, recovery and resolution plans, FATCA and findings from competition orientated enquiries and investigations may affect the manner in which we conduct our activities and how the Group is structured.

•	Requirements for higher levels of capital or TLAC may increase the funding costs for the Group and reduce our return on equity.

•	Mandatory central clearing of OTC derivatives also brings new risks to HSBC in our role as a clearing member, as we will be required to underwrite losses incurred by central clearing counterparties from the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk.

•	Increased regulatory scrutiny of conduct of business (including incentive structures, remuneration, product governance and sales processes) and management accountability may affect the industry in areas such as employee recruitment and retention, product pricing and profitability in both retail and wholesale markets. HSBC’s businesses may be affected by these developments.

•	These measures have the potential to increase our cost of doing business and curtail the types of business we can carry out, with the consequent risk of decreased profitability.

Mitigating actions

•	We are engaged closely with governments and regulators in the countries in which we operate to help ensure that the new requirements are considered properly and can be implemented in an effective manner.

•	We have developed and are implementing a global approach to the management of conduct and have established a Conduct & Values Committee as a sub-committee of the Board to oversee the management of conduct across the Group.

•	We have enhanced our governance around central clearing counterparties and appointed specialists to manage the associated liquidity and collateral risks.

We continue to enhance and strengthen governance and resourcing more generally around regulatory change management and the implementation of required measures to actively address this ongoing and significant agenda of regulatory change.

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings against financial service firms is increasing, with a consequent increase also in civil litigation arising from or relating to issues which are subject to regulatory investigation, sanction or fine. In addition, criminal prosecutions of financial institutions for, among other alleged conduct, breaches of AML and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from prosecutors and the public. Moreover, financial service providers may face similar or broader legal proceedings, investigations or regulatory actions across many jurisdictions as a result of, among other things, increased media attention and higher expectations from regulators and the public. Any such prosecution or investigation of, or legal proceeding or regulatory action brought against, HSBC or one or more of its subsidiaries could result in substantial fines, penalties and/or forfeitures and could have a material adverse effect on our results, business, financial condition, prospects and reputation, including the potential loss of key licences, requirement to exit certain businesses and withdrawal of funding from depositors and other stakeholders.

Regulatory commitments and consent orders

In December 2012, HSBC Holdings, HSBC North America Holdings Inc. (‘HNAH’) and HSBC Bank USA, N.A. (‘HSBC Bank USA’) entered into agreements with US and UK authorities regarding past inadequate compliance with AML and sanctions laws. Among these agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement (‘US DPA’) with the US Department of Justice (‘DoJ’) and HSBC Holdings entered

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

into a two-year DPA with the New York County District Attorney (the ‘DANY DPA’). HSBC Holdings also entered into an undertaking with the FSA (the ‘FCA Direction’) to comply with certain forward-looking obligations with respect to AML and sanctions requirements. In addition, HSBC Holdings entered into a cease and desist order with the US FRB with respect to compliance with US AML and sanctions requirements.

The agreements with the DoJ and the FRB and the FCA Direction require us to retain an independent monitor to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Financial Crime Compliance function. The Monitor is discussed on page 27.

HSBC has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014.

While we still have significant work to do to build and improve our AML and sanctions compliance programme, and our DPA with the DoJ and other settlement agreements remain in place, the expiration of the DANY DPA is an important milestone.

HSBC Bank USA is also subject to an agreement entered into with the Office of the Comptroller of the Currency (‘OCC’) in December 2012, the Gramm-Leach-Bliley Act (‘GLBA’) Agreement and other consent orders.

Potential impact on HSBC

•	It is difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes may have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•	Our significant involvement in facilitating international capital flows and trade exposes the Group to the risk of financial crime or inadvertently breaching restrictions and sanctions imposed by the US Office of Foreign Assets Control and other regulators.

•	Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA.

•	The design and execution of AML and sanctions remediation plans is complex and requires major investments in people, systems and other infrastructure. This complexity creates significant execution risk, which could impact our ability to effectively manage financial crime risk and remedy AML and sanctions compliance deficiencies in a timely manner. This could, in turn, impact HSBC’s ability to satisfy the Monitor or comply with the terms of the US DPA, the FCA Direction, or the FRB Cease and Desist Order, and may require HSBC to take additional remedial measures in the future.

•	Failure to comply with the requirements of consent orders or the GLBA Agreement within the time periods specified in them or otherwise as may be extended, could result in supervisory action. Any such action could have a material adverse effect on the consolidated results and operation of HSBC.

Mitigating actions

•	Steps to address many of the requirements of the US DPA, the FCA Direction and the GLBA Agreement have either already been taken or are under way in consultation with the relevant regulatory agencies. These include simplifying the Group’s control structure, strengthening the governance structure with new leadership appointments, revising key policies and implementing Global Standards to detect, deter and protect against financial crime (see page 26). In addition, we have substantially increased spending and staffing in the Financial Crime Compliance and Regulatory Compliance functions in the past few years.

•	During 2014, we approved a new global strategy for transaction monitoring. Globally standardised AML investigations processes have been developed and are being implemented, starting in priority countries.

Conduct of business

Regulators in the UK and other countries have continued to increase their focus on ‘conduct’ matters relating to fair outcomes for customers and orderly/transparent markets including, for example, attention to sales processes and incentives, product and investment suitability, product governance, employee activities and accountabilities as well as the risks of market abuse in relation to benchmark, index, other rate setting processes, wider trading activities and more general conduct of business concerns.

In the UK, the FCA is making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. The FCA is also now regulating areas of activity not previously regulated by them, such as consumer credit, and considering competition issues in the markets they regulate. Additionally, the FCA and other regulators increasingly take actions in response to customer complaints or where they see poor customer outcomes and/or market abuses, either specific to an institution or more generally in relation to a particular product. There have been examples of this approach by regulators in the context of the possible mis-selling of PPI, of interest rate hedging products for SMEs and of wealth management products.

The Group also remains subject to a number of other regulatory proceedings including investigations and reviews by various national regulatory, competition and enforcement authorities relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor and other interbank offered and benchmark

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

interest rates. There are also ongoing investigations into foreign exchange, precious metals and credit default swap related activities. Details of these investigations can be found in Note 40 on the Financial Statements.

Potential impact on HSBC

•	HSBC may face regulatory censure or sanctions including fines and/or be exposed to legal proceedings and litigation.

•	Regulators in the UK and other countries may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to significant direct costs or liabilities and/or changes in the practices of such businesses. Also, decisions taken by the Financial Ombudsman Service in the UK (or similar overseas bodies) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

Mitigating actions

•	Programmes to enhance the management of conduct of business are progressing in all global businesses and functions.

•	Performance management arrangements for managers and staff are being reviewed, focusing on reward linked to values-based behaviour and good conduct.

•	Enhancements to surveillance capabilities and benchmark rate setting processes are ongoing and HSBC Holdings and its subsidiaries are cooperating fully with all regulatory investigations and reviews.

Dispute risk

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Further details are provided in Note 40 on the Financial Statements.

Potential impact on HSBC

•	Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Mitigating actions

•	We continue to focus on identifying emerging regulatory and judicial trends in order to limit exposure to litigation or regulatory enforcement action in the future.

•	We are enhancing our financial crime and regulatory compliance controls and resources.

Risks related to our business operations, governance and internal control systems

Heightened execution risk

People risk

Internet crime and fraud

Information security risk

Data management

Model risk

Third party risk management

Heightened execution risk

The financial services industry is currently facing an unprecedented period of scrutiny. Regulatory requests, legal matters and business initiatives all require a significant amount of time and resources to implement. The magnitude and complexity of projects within HSBC required to meet these demands has resulted in heightened execution risk. There also remains heightened risk around the execution of a number of disposals across the Group in line with our strategy.

Potential impact on HSBC

•	These factors may affect the successful delivery of our strategic priorities.

•	The potential risks of disposals include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation. They can have both financial and reputational implications.

Mitigating actions

•	We have strengthened our prioritisation and governance processes for significant projects and have invested in our project implementation and IT capabilities.

•	Risks related to disposals are carefully assessed and monitored and are subject to close management oversight.

People risk

The demands being placed on the human capital of the Group are unprecedented. The cumulative workload arising from a regulatory reform programme that is often extra-territorial and still evolving is hugely consumptive of human resources, placing increasingly complex and conflicting demands on a workforce where the expertise is in short supply and globally mobile.

Potential impact on HSBC

•

Changes in remuneration policy and practice resulting from the new regulations under CRD IV apply globally to all employees of EU headquartered banks. The key change is the application of a cap on variable pay that can be paid to any ‘material risk-taker’ (based on qualitative and quantitative criteria issued by the

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

EBA). This presents significant challenges for HSBC because a significant number of our material risk takers are based outside the EU.

•	The policy statement issued by the PRA extends the Remuneration Code to require all PRA-authorised firms to apply clawback to vested/paid variable remuneration on a Group-wide basis for any material risk takers receiving variable pay from 1 January 2015.

•	The introduction by the PRA and FCA in the UK of the Senior Managers and Certification regimes and of the related Rules of Conduct (the detail of which is currently subject to consultation) are intended to set clearer expectations of the accountabilities and behaviour of both senior and more junior employees. However, there are a number of uncertainties around the precise impact of these regimes at present (including on more senior employees, on non-UK based employees and on non-executive directors).

•	Organisational changes to support the Group’s strategy and/or implement regulatory reform programmes have the potential to lead to increased staff turnover.

Mitigating actions

•	The changes in remuneration under the new CRD IV regulations has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure we can remain competitive on a total compensation basis and retain our key talent.

•	Risks related to organisational change and disposals are subject to close management oversight.

•	We continue to increase the level of specialist resources within Financial Crime Compliance, Regulatory Compliance and stress testing and to engage with our regulators as they finalise new regulations.

Internet crime and fraud

HSBC is increasingly exposed to fraudulent and criminal activities as a result of increased usage of internet and mobile services by customers. We also face the risk of breakdowns in processes or procedures and systems failure or unavailability, and our business is subject to disruption from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

Potential impact on HSBC

•	Internet crime could result in financial loss and/or customer data and sensitive information being compromised. They may also give rise to losses in service to customers. The same threats apply equally when we rely on external suppliers or vendors for services provided to us and our customers.

Mitigating actions

•	We continually assess these threats as they evolve and adapt our controls to mitigate them.
•	We have increased our defences through enhanced monitoring and have implemented additional controls, such as two-factor authentication, to reduce the possibility of losses from fraud.

Information security risk

The security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand. HSBC and other multinational organisations continue to be the targets of cyber-attacks which may disrupt services including the availability of our external facing websites, compromise organisational and customer information or expose security weaknesses.

Potential impact on HSBC

•	Information security risk gives rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also trigger regulatory breaches which could result in fines and penalties being incurred.

Mitigating actions

•	We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements, enhanced multi-layered controls protecting our information and technical infrastructure, heightened monitoring and management of potential cyber-attacks and continued vulnerability assessment.

Data management

HSBC must have a clear data strategy to meet the volume, granularity, frequency and scale of regulatory and other reporting requirements. As a G-SIB, HSBC is also required to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision (‘the Basel Committee’) in its paper.

Potential impact on HSBC

•	Ineffective data management could adversely affect our ability to aggregate and report complete, accurate and consistent data to regulators, investors and senior management on a timely basis.

•	Financial institutions that fail to meet their Basel Committee data obligations by the required deadline may face supervisory measures.

Mitigating actions

•	Since the Data Strategy Board was established in 2012, we have set a data strategy for the Group and defined Group-level principles, standards and policies to enable consistent data aggregation, reporting and management.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	A number of key initiatives and projects to implement our data strategy and work towards meeting our Basel Committee data obligations are in progress.

Model risk

HSBC uses models for a range of purposes in managing its business, including regulatory and economic capital calculations, stress testing, granting credit, pricing and financial reporting. Model risk is the potential for adverse consequences as a result of decisions based on incorrect model outputs and reports or the use of such information for purposes for which it was not designed. Model risk could arise from models that are poorly developed, implemented or used, or from the modelled outcome being misunderstood and acted upon inappropriately by management. The regulatory environment and supervisory concerns over banks’ use of internal models to determine regulatory capital further contribute to model risk.

Potential impact on HSBC

•	HSBC could incur losses or be required to hold additional capital as a result of model limitations or failure.

•	Supervisory concerns over the internal models and assumptions used by banks in the calculation of regulatory capital have led to the imposition of risk weight and loss given default floors. Such changes have the potential to increase our capital requirement and/or make it more volatile.

Mitigating actions

•	We aim to mitigate model risk through appropriate governance over model development, usage and validation, together with independent review, monitoring and feedback.

Third-party risk management

We have increased our risk management focus on our use of third-party service providers, in part in response to increased scrutiny by global regulators. This includes how outsourcing decisions are made, how the key relationships are managed and the consistency of risk management across the range of third parties used. Risks arising from the use of third-party service providers may be less transparent and therefore more challenging to manage or influence.

Potential impact on HSBC

•	Any deficiency in the management of third-party service providers could lead to a variety of risks including business disruption, regulatory failings, loss of confidential information and financial crime.

Mitigating actions

•	We are enhancing our third-party risk management capability in line with guidance issued by the OCC and FRB, strengthening controls over third-party use and increasing the monitoring and assurance over these controls.

Areas of special interest

(Unaudited)

During 2014, we considered a number of particular areas because of the effect they may have on the Group. Whilst these areas may already have been identified in top and emerging risks, further details of the actions taken during the year are provided below.

Financial crime compliance and regulatory compliance

In recent years, we have experienced increasing levels of compliance risk as regulators and other agencies pursued investigations into historical activities, and we continued to work with them in relation to existing issues. This has included the matters giving rise to the DPAs reached with US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law, and the related undertaking with the FSA (the ‘FCA Direction’). The work of the Monitor, who has been appointed to assess our progress against our various obligations is discussed on page 27.

We continue to respond to a number of investigations by the FCA into the possible mis-selling in the UK of certain products, including sales of PPI, of interest rate hedging products for SMEs and of wealth management products. In addition, we also remain subject to a number of other regulatory proceedings including investigations and reviews by various national regulatory, competition and enforcement authorities relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor and other interbank offered and benchmark interest rates. There are also investigations in progress into activities related to foreign exchange, precious metals and credit default swaps. Details of these investigations and legal proceedings can be found in Note 40 on the Financial Statements.

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

Further information about the Group’s compliance risk management may be found on page 189.

Private Bank

Past practices at our Swiss private bank and the financial affairs of some of our Swiss private banking clients have been subject to recent media coverage. The media focus has been on historical events that show the standards to which we operate today were not universally in place in our Swiss operations eight years ago.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Since then, we have fundamentally changed the way HSBC is run and have established much tighter central control around who are our customers. We have put in place tough, world-class financial crime, regulatory compliance and tax transparency standards, enforced by a team of over 7,000 compliance staff.

GPB, and in particular its Swiss private bank, has undergone a radical transformation. We have taken significant steps over the past several years to implement reforms and exit clients who did not meet strict new HSBC standards, including those where we had concerns in relation to tax compliance. As a result of this repositioning, HSBC’s Swiss private bank has reduced its client base by almost 70% since 2007.

We are fully committed to the exchange of information with relevant authorities and are actively pursuing measures that ensure clients are tax transparent, even in advance of a regulatory or legal requirement to do so. We are also cooperating with relevant authorities investigating these matters.

Regulatory stress tests

Stress testing is an important tool for regulators to assess vulnerabilities in the banking sector and in individual banks, the results of which could have a significant effect on minimum capital requirements, risk and capital management practices and planned capital actions, including the payment of dividends, going forward.

We are subject to regulatory stress testing in many jurisdictions. These have increased both in frequency and in the granularity of information required by supervisors. They include the programmes of the PRA, the FRB, the EBA, the ECB, the Hong Kong Monetary Authority (‘HKMA’) and other regulators. Assessment by regulators is on both quantitative and qualitative bases, the latter focusing on portfolio quality, data provision, stress testing capability, forward-looking capital management processes and internal management processes.

In 2014, the Group took part in the first PRA concurrent stress test exercise involving major UK banks. The exercise was run on an enterprise-wide basis and comprised the EBA base scenario and a stress scenario that predominantly followed the EBA stress scenario with an additional overlay of variables reflecting the vulnerabilities facing the UK banking system, including significant declines in the value of sterling, residential and commercial property prices and bond and equity prices, along with a downturn in economic activity and rising unemployment. HSBC’s submission was made to the PRA at the end of June 2014. The Group also participated in the complementary programme of regular data provision to the Bank of England under its Firm Data Submission Framework.

The PRA disclosed the results of the 2014 Concurrent Stress Test on 16 December 2014. The stressed CET1 capital ratio of HSBC was deemed by the PRA to fall to a minimum of 8.7%, taking into account approved management mitigating actions. This was above the target minimum of 4.5%.

The EBA conducted a Europe-wide stress test in the first half of 2014, administered via the PRA for UK banks. The base scenario covered a wide range of risks including credit, market, securitisation, sovereign and funding risks. The adverse macroeconomic scenario included country-specific shocks to sovereign bond spreads, short-term interest rates and residential property prices, together with a decline in world trade, currency depreciation in Central and Eastern Europe and slow-downs or contractions in GDP growth around the world.

The EBA disclosed results of the stress test exercise on 26 October 2014. Our stressed CET1 capital ratio was projected to fall to a low point of 8.7% at the end of 2015, above the EBA minimum threshold of 5.5%. Our fully-loaded stressed CET1 ratio was projected to be 9.3% at the end of 2016, which compared favourably with other major European banks.

The PRA and EBA results demonstrate HSBC’s continued capital strength.

The ECB conducted its comprehensive assessment in the first half of 2014, which comprised an Asset Quality Review and the ECB’s stress testing process, the latter using the EBA scenarios. HSBC France and HSBC Malta fell within scope and both passed the exercise, the results of which were also published in October 2014. The CET1 ratio for HSBC France was projected to fall from 12.9% in 2013 to 6.6% by the end of 2016, remaining above the regulatory minimum. The fall reflected the impact of stress on HSBC France’s business model, which includes the Group’s euro Rates trading business, and the effect of ECB credit loss benchmarks on the loan portfolio.

HNAH participates in the Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Stress Testing (‘DFAST’) programmes of the FRB and HSBC Bank USA in the OCC’s DFAST programme. Both made their first submissions under these programmes on 6 January 2014. On 26 March 2014, the FRB informed HNAH that it objected to the submitted capital plan on qualitative grounds and a resubmission of its capital plan was required by 5 January 2015, together with improvements to its stress testing processes. However, the FRB approved the capital actions included in HNAH’s CCAR submission and HNAH was allowed to proceed with the payment of dividends on the outstanding preferred shares and trust preferred securities of HNAH and its subsidiaries. HNAH’s stressed CET1 capital ratio was forecast by the FRB to fall to a minimum of 9.4% under the supervisory ‘severely adverse’ scenario, above the regulatory minimum ratio of 4.5%. HNAH made its CCAR 2015 submission, which also served as the required re-submission for the CCAR 2014, and HSBC Bank USA made its DFAST 2015 submission, on 5 January 2015. Disclosure by the FRB and HNAH and HSBC Bank USA of the results of the exercises, based on the supervisory scenarios published in November 2014, will be made in

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

March 2015. In addition, the FRB will also provide its non-objection or objection to HNAH’s capital plan and the capital actions included within its 2015 CCAR submission.

The Hongkong and Shanghai Banking Corporation participated in the HKMA stress test exercise in the first half of 2014. The HKMA stress scenario envisaged a significant deceleration of growth in mainland China and a sharper contraction in Hong Kong.

Oil and gas prices

Oil and commodity prices have declined significantly since the middle of 2014 as a result of increasing global demand and supply imbalances and changes in market sentiment. There is considerable uncertainty regarding the future price levels during 2015 and beyond. Prolonged depressed oil prices will affect countries, industries and individual companies differently:

•	Country level: net oil importers are likely to benefit from reduced oil prices. In advanced economies, this is likely to increase consumer disposable income while in emerging market countries it is more likely to benefit the governments’ fiscal position. The impact on oil exporting countries will depend on the importance of the oil receipts to fiscal revenues, the extraction costs and the amount of fiscal reserves that the countries are able to draw upon.

•	Industry level: the oil and gas industry and supporting services will be affected, though this will vary depending on the relevant sub-sector. Large integrated producers are likely to remain resilient. Within the pure producers sector, the higher cost pure producers, such as shale and oil sands producers, are likely to experience higher levels of stress. Similarly, infrastructure and services providers are likely to come under stress as producers curtail capital expenditure. Industries where oil and gas represent major costs, such as haulage, transport and shipping, are likely to benefit if prices remain depressed.

The oil and gas sector has been considered a higher risk sector for some time and has been under enhanced monitoring and controls with risk appetite and new money lending under increased scrutiny.

HSBC has a diversified lending profile to the oil and gas sector. Lending in GB&M is concentrated predominately in upstream activities and with large investment-grade global integrated producers. CMB mainly focuses on lending to service companies and pure producers. The exposures are diversified across a number of countries.

The overall portfolio has drawn risk exposures amounting to about US$34bn, with just over 47% consisting of exposures to oil service companies and non-integrated producers. In-depth client reviews have been conducted on larger clients considered to be potentially vulnerable to depressed oil prices for a period of one to two years, particularly, but not exclusively, focusing on oil service companies, and producers (and their suppliers) reliant on expensive extraction methods such as shale or oil sands.

Following these reviews, about US$0.5bn of exposures have been identified as being of sufficient concern to require close management. Whilst weakening credit is evident in this population, no new customers were identified as being impaired at this stage.

Russia

During 2014, tensions have risen between the Russian Federation (‘Russia’) and western countries (‘the West’) in respect of Ukraine. The West’s response to date has been to impose sanctions on a selected list of Russian individuals, banks and corporates during the course of 2014. Monitoring and action in response to the sanctions requirements is ongoing and will impose some restrictions on HSBC’s business in Russia, although the effect on the Group is not expected to be significant. Our exposures to counterparties incorporated or domiciled in Ukraine are not considered material.

The fourth quarter of 2014 saw significant falls in the value of the Russian rouble and the price of crude oil, and multiple interest rate rises implemented by Russia’s central bank. The impact of these developments is being monitored by management and, combined with the sanctions, means the outlook for Russia remains highly uncertain with the economy expected to contract in 2015.

Our exposures to Russia mainly consist of loans and advances. At 31 December 2014 these amounted to US$4bn.

In addition to the above, a number of our multinational clients have indirect exposure to Russia through majority or minority stakes in Russia-based entities, via dependency of supply or from reliance on exports. The operations and businesses of such clients may be negatively affected should the scope and nature of sanctions and other actions be widened or the Russian economy deteriorate. Also, we run operations in neighbouring countries where the financial system has strong links to the Russian economy. Management is monitoring the quantum and potential severity of such risks.

Eurozone

In recent years the EU has introduced a series of legislative changes designed to better equip it to deal with a financial crisis and to reduce the risks of contagion in the event of an EU member country experiencing financial difficulties. The outcome of current negotiations on the terms of the Greek bail out is highly uncertain. The debt may be rescheduled or Greece may default on its debts; there is also the possibility that Greece may eventually exit the euro. Our exposures to Greece mainly consist of loans and advances and reverse repos. At 31 December 2014 these amounted to US$4bn and US$2bn respectively. Included in loans and advances are US$2bn related to the shipping industry, denominated in US dollars and booked in the UK. We believe the shipping industry is less sensitive to the Greek economy as it is mainly dependent on international trade.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk

	Page	App	[1]	Tables	Page

Credit risk	129	206		Summary of credit risk	129
				Gross loans to customers and banks over five years	130
				Loan impairment charge over five years	130
				Loan impairment charges by geographical region	130
				Loan impairment charges by industry	130
				Loan impairment allowances over five years	130
Credit risk management		206

Credit exposure	130
Maximum exposure to credit risk	130
Other credit risk mitigants	130			Maximum exposure to credit risk	131
				Loan and other credit-related commitments	131

Concentration of exposure	132	206
Financial investments	132
Trading assets	132
Derivatives	132
Loans and advances	132			Gross loans and advances to customers by industry sector and by geographical region	132
Credit quality of financial instruments	133	207
Credit quality classification				Distribution of financial instruments by credit quality	134
Past due but not impaired gross financial instruments	136			Past due but not impaired gross financial instruments by geographical region	136
				Ageing analysis of days for past due but not impaired gross financial instruments	136

Impaired loans	137			Movement in impaired loans by geographical region	137
Renegotiated loans and forbearance	138	208		Renegotiated loans and advances to customers by geographical region	139
				Movement in renegotiated loans by geographical region	140
Impairment of loans and advances	141			Loan impairment charge to the income statement by industry sector	141
				Loan impairment charge to the income statement by assessment type	141
				Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region	142
				Movement in impairment allowances by industry sector and geographical region	142
				Movement in impairment allowances on loans and advances to customers and banks	143
Impairment assessment		212

Wholesale lending	144			Total wholesale lending	144
Commercial real estate	145			Commercial real estate lending	145
				Commercial real estate loans and advances including loan commitments by level of collateral	147
				Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral rated CRR/EL8 to 10 only	148
				Loans and advances to banks including loan commitments by level of collateral	149
Other credit risk exposures	149
Derivatives	149			Notional contract amounts and fair values of derivatives by product type	150
				OTC collateral agreements by type	150
Reverse repos – non-trading by geographical region	151			Reverse repos – non-trading by geographical region	151
Loan Management Unit		213

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk

(Unaudited)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There were no material changes to our policies and practices for the management of credit risk in 2014.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 204.

Our maximum exposure to credit risk is presented on page 131 and credit quality on page 133. While credit risk arises across most of our balance sheet, losses have typically been incurred on loans and advances and securitisation exposures and other structured products. As a result, our disclosures focus primarily on these two areas.

This year we have redesigned the ‘Credit risk’ section in order to enhance clarity and reduce duplication. It now begins with a summary of credit risk followed by an overview of our gross exposures. We describe various measures of credit quality such as past due status, impaired loans and renegotiated loans before analysing impairment allowances. There are specific sections on wholesale lending and personal lending where additional detail is provided and we cover areas of particular focus such as our exposure to commercial real estate in wholesale lending and our Consumer and Mortgage Lending (‘CML’) portfolio in personal lending. This is followed by a section describing our securitisation exposures and other structured products. Information on our exposures to oil and gas, Russia and Greece is provided in ‘Areas of special interest’ on page 126.

Following the change in balance sheet presentation explained on page 347, non-trading reverse repos are shown separately on the balance sheet and are no longer included in ‘Loans and advances to customers’ and ‘Loans and advances to banks’. Comparative data have been re-presented accordingly. As a result, any analysis that references loans and advances to customers or banks excludes non-trading reverse repos. The amount of the non-trading reverse repos to customers and banks is set out on page 151.

Loan impairment charges, loan impairment allowances and impaired loans all reduced compared with 2013.

Gross loans and advances decreased by US$28bn which included adverse foreign exchange movements of US$51bn; excluding these movements customer lending grew in 2014.

The commentary that follows is on a constant currency basis, whilst tables are presented on a reported basis.

Summary of credit risk

(Unaudited)

	2014 US$bn	2013 US$bn	Page
At year-end
Maximum exposure to credit risk	3,133	3,112	131
Gross loans and advances[1]
– personal lending	393	411	132
– wholesale lending	706	716	132

Total	1,099	1,127	132
Impaired loans
– personal lending	15	19	137
– wholesale lending	14	18	137

Total	29	37	137
Impaired loans as a % of gross loans and advances
– personal lending	3.9%	4.6%
– wholesale lending	2.0%	2.5%
– total	2.7%	3.3%

	US$bn	US$bn
Impairment allowances
– personal lending	4.6	6.6	143
– wholesale lending	7.8	8.6	143

Total	12.4	15.2	143
Loans and advances net of impairment allowances[1]	1,087	1,112

For year ended 31 December
Loan impairment charge
– personal lending	1.8	3.1	141
– wholesale lending	2.3	2.9	141

Total	4.1	6.0	141

For footnotes, see page 202.

See page 158 for further details in respect of the constant currency reconciliation. For an analysis of loans and advances by country see page 160.

Wholesale gross loans and advances increased by US$21bn. Asia grew by US$16bn and North America by US$10bn with more modest levels of growth in the Middle East and North Africa and Latin America. This was offset by a decrease of US$15bn in Europe. Loan impairment charges were lower in 2014 as we continued to benefit from the improvement in various economies and the low interest rate environment.

Personal lending balances, excluding the planned US CML portfolio run off, grew by US$7.7bn. This was primarily driven by increased mortgage and other lending in Asia and growth in the mortgage portfolio in both North America and Latin America. The growth was partially offset by lower lending balances in Europe due to repayments on the mortgage and credit card portfolio in the UK. The CML portfolio declined by a further US$5.7bn during the year. Loan impairment charges were down as a result of improvements in the US housing market and the continued run-off of the CML portfolio.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans to customers and banks over five years1 (US$bn)

(Unaudited)

Loan impairment charge over five years (US$bn)

(Unaudited)

Loan impairment charges by geographical region (US$bn)

(Unaudited)

Loan impairment charges by industry (US$bn)

(Unaudited)

Loan impairment allowances over five years

(Unaudited)

For footnote, see page 202.

Credit exposure

Maximum exposure to credit risk

(Audited)

The table on page 131 provides information on balance sheet items, offsets and loan and other credit-related commitments. Commentary on balance sheet movements is provided on page 58. The offset on derivatives increased in line with the increase in maximum exposure amounts.

The offset on corporate and commercial loans to customers decreased by US$31bn. This reduction was in the UK where a small number of clients benefit from the use of net interest arrangements across their overdraft and deposit positions. During the year, as we aligned our approach in our Payments and Cash Management business to be more globally consistent, many of these clients increased the frequency with which they settled these balances thereby reducing the amount of offset available.

‘Maximum exposure to credit risk’ table (page 131)

The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments, it is generally the full amount of the committed facilities.

The offset in the table relates to amounts where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

In the case of derivatives the offset column also includes collateral received in cash and other financial assets.

Other credit risk mitigants

While not disclosed as an offset in the ‘Maximum exposure to credit risk’ table, other arrangements are in place which reduce our maximum exposure to credit risk. These include a charge over collateral over borrowers’ specific assets such as residential properties. Other credit risk mitigants include short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominantly borne by the policyholder. In addition, we hold collateral in the form of financial instruments that are not recognised on the balance sheet.

See Note 32 and from page 147 and page 156 respectively on the Financial Statements for further details on collateral in respect of certain loans and advances and derivatives.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Maximum exposure to credit risk

(Audited)

	2014			2013
	Maximum exposure US$m	Offset US$m	Net US$m	Maximum exposure US$m	Offset US$m	Net US$m

Cash and balances at central banks	129,957	–	129,957	166,599	–	166,599
Items in the course of collection from other banks	4,927	–	4,927	6,021	–	6,021
Hong Kong Government certificates of indebtedness	27,674	–	27,674	25,220	–	25,220

Trading assets	228,944	–	228,944	239,301	(1,777)	237,524
– Treasury and other eligible bills	16,170	–	16,170	21,584	–	21,584
– debt securities	141,532	–	141,532	141,644	–	141,644
– loans and advances to banks	27,581	–	27,581	27,885	–	27,885
– loans and advances to customers	43,661	–	43,661	48,188	(1,777)	46,411

Financial assets designated at fair value	9,031	–	9,031	12,719	–	12,719
– Treasury and other eligible bills	56	–	56	50	–	50
– debt securities	8,891	–	8,891	12,589	–	12,589
– loans and advances to banks	84	–	84	76	–	76
– loans and advances to customers	–	–	–	4	–	4

Derivatives	345,008	(313,300)	31,708	282,265	(252,344)	29,921

Loans and advances to customers held at amortised cost[1]	974,660	(67,094)	907,566	992,089	(96,726)	895,363
– personal	388,954	(4,412)	384,542	404,126	(1,348)	402,778
– corporate and commercial	535,184	(59,197)	475,987	537,922	(90,215)	447,707
– financial (non-bank financial institutions)	50,522	(3,485)	47,037	50,041	(5,163)	44,878

Loans and advances to banks held at amortised cost[1]	112,149	(258)	111,891	120,046	(587)	119,459

Reverse repurchase agreements – non-trading	161,713	(5,750)	155,963	179,690	(22,267)	157,423
Financial investments	404,773	–	404,773	416,785	–	416,785
– Treasury and other similar bills	81,517	–	81,517	78,111	–	78,111
– debt securities	323,256	–	323,256	338,674	–	338,674

Other assets	35,264	–	35,264	37,324	(22)	37,302
– assets held for sale	1,375	–	1,375	3,306	(22)	3,284
– endorsements and acceptances	10,775	–	10,775	11,624	–	11,624
– other	23,114	–	23,114	22,394	–	22,394

Financial guarantees and similar contracts[2]	47,078	–	47,078	46,300	–	46,300
Loan and other credit-related commitments[3]	651,380	–	651,380	587,603	–	587,603

At 31 December	3,132,558	(386,402)	2,746,156	3,111,962	(373,723)	2,738,239

For footnotes, see page 202. Loan and other credit-related commitments[3] (Unaudited)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Personal	86,247	96,497	2,995	15,636	11,679	213,054
Corporate and commercial	98,045	138,366	20,141	102,911	17,540	377,003
Financial[5]	26,605	9,355	711	23,559	1,093	61,323

At 31 December 2014	210,897	244,218	23,847	142,106	30,312	651,380

Personal	92,148	74,445	2,940	15,647	9,774	194,954
Corporate and commercial	91,895	120,084	19,045	92,837	21,956	345,817
Financial[5]	18,930	8,477	705	17,478	1,242	46,832

At 31 December 2013	202,973	203,006	22,690	125,962	32,972	587,603

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Concentration of exposure

(Unaudited)

Concentrations of credit risk are described in the Appendix to Risk on page 206.

The geographical diversification of our lending portfolio and our broad range of global businesses and products ensured that we did not overly depend on a few markets to generate growth in 2014. This diversification also supported our strategy for growth in faster-growing markets and those with international connectivity.

Financial investments

Our holdings of available-for-sale government and government agency debt securities, corporate debt securities, ABSs and other securities were spread across a wide range of issuers and geographical regions in 2014, with 15% invested in securities issued by banks and other financial institutions and 72% in government or government agency debt securities. We also held assets backing insurance and investment contracts.

For an analysis of financial investments, see Note 18 on the Financial Statements.

Trading assets

Trading securities remained the largest concentration within trading assets at 77% compared with 75% in 2013. The largest concentration within the trading securities portfolio was in government and government agency debt securities. We had significant exposures to US Treasury and government agency debt securities (US$26bn) and UK (US$9.3bn) and Hong Kong (US$6.9bn) government debt securities.

For an analysis of debt and equity securities held for trading, see Note 12 on the Financial Statements.

Derivatives

Derivative assets were US$345bn at 31 December 2014 (2013: US$282bn). Details of derivative amounts cleared through an exchange, central counterparty and non-central counterparty are shown on page 150.

For an analysis of derivatives, see page 150 and Note 16 on the Financial Statements.

Loans and advances to customers

The following tables analyse loans and advances to customers by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East Limited (‘HSBC Bank Middle East’) and HSBC Bank USA, by the location of the lending branch. The distribution of loans across geographical regions and industries remained similar to last year.

For an analysis of loans and advances by country see page 160.

Gross loans and advances to customers by industry sector and by geographical region

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m		US$m	US$m	US$m	US$m	loans

Personal	178,531	129,515		6,571	65,400	13,537	393,554	39.9
– first lien residential mortgages[6]	131,000	93,147		2,647	55,577	4,153	286,524	29.0
– other personal[7]	47,531	36,368		3,924	9,823	9,384	107,030	10.9

Corporate and commercial	210,585	220,799		20,588	57,862	30,722	540,556	54.8
– manufacturing	39,456	37,767		2,413	15,299	12,051	106,986	10.9
– international trade and services	76,629	72,814		9,675	13,484	8,189	180,791	18.3
– commercial real estate	28,187	35,678		579	6,558	2,291	73,293	7.4
– other property-related	7,126	34,379		1,667	8,934	281	52,387	5.3
– government	2,264	1,195		1,552	164	968	6,143	0.6
– other commercial[8]	56,923	38,966		4,702	13,423	6,942	120,956	12.3

Financial	23,103	13,997		3,291	9,034	1,393	50,818	5.1
– non-bank financial institutions	21,867	13,410		3,289	9,034	1,199	48,799	4.9
– settlement accounts	1,236	587		2	–	194	2,019	0.2

Asset-backed securities reclassified	1,938	–		–	131	–	2,069	0.2

Total gross loans and advances to customers at 31 December 2014 (A)	414,157	364,311		30,450	132,427	45,652	986,997	100.0

Percentage of A by geographical region	42.0%	36.9%		3.1%	13.4%	4.6%	100.0%	–

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe	Asia	[4]	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m		US$m	US$m	US$m	US$m	loans

Personal	192,107	124,529		6,484	72,690	14,918	410,728	40.8
– first lien residential mortgages[6]	140,474	92,047		2,451	60,955	3,948	299,875	29.8
– other personal[7]	51,633	32,482		4,033	11,735	10,970	110,853	11.0

Corporate and commercial	239,116	203,894		19,760	50,307	30,188	543,265	53.9
– manufacturing	55,920	30,758		3,180	11,778	12,214	113,850	11.3
– international trade and services	76,700	79,368		8,629	11,676	8,295	184,668	18.3
– commercial real estate	31,326	34,560		639	5,900	2,421	74,846	7.4
– other property-related	7,308	27,147		1,333	8,716	328	44,832	4.5
– government	3,340	1,021		1,443	499	974	7,277	0.7
– other commercial[8]	64,522	31,040		4,536	11,738	5,956	117,792	11.7

Financial	27,872	9,688		2,532	9,055	1,376	50,523	5.0
– non-bank financial institutions	26,314	9,359		2,532	9,055	1,277	48,537	4.8
– settlement accounts	1,558	329		–	–	99	1,986	0.2

Asset-backed securities reclassified	2,578	–		–	138	–	2,716	0.3

Total gross loans and advances to customers at 31 December 2013 (B)	461,673	338,111		28,776	132,190	46,482	1,007,232	100.0

Percentage of B by geographical region	45.8%	33.6%		2.9%	13.1%	4.6%	100.0%

For footnotes, see page 202.

Credit quality of financial instruments

(Audited)

A summary of our current policies and practices regarding the credit quality of financial instruments is provided in the Appendix to Risk on page 207.

We assess credit quality on all financial instruments which are subject to credit risk.

The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are defined on page 207 (unaudited). Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 162.

For the purpose of the following disclosure, retail loans which are past due up to 90 days and are not otherwise classified as impaired in accordance with our disclosure convention are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.

The overall credit quality of assets remained stable with ‘Strong’ and ‘Good’ categories making up 84% of the portfolio, ‘Satisfactory’ 13%, ‘Sub-standard’ and ‘Past due but not impaired’ 2% and ‘Impaired’ 1%.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Distribution of financial instruments by credit quality

(Audited)

	Neither past due nor impaired				Past due		Total
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Impaired	gross amount	Impairment allowances [9]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cash and balances at central banks	127,971	1,438	195	353			129,957		129,957
Items in the course of collection from other banks	4,515	46	365	1			4,927		4,927
Hong Kong Government certificates of indebtedness	27,674	–	–	–			27,674		27,674
Trading assets[10]	168,521	35,042	24,740	641			228,944		228,944
– treasury and other eligible bills	13,938	1,641	559	32			16,170		16,170
– debt securities	111,138	17,786	12,305	303			141,532		141,532
– loans and advances:
to banks	17,492	4,961	5,016	112			27,581		27,581
to customers	25,953	10,654	6,860	194			43,661		43,661

Financial assets designated at fair value[10]	3,017	4,476	1,207	331			9,031		9,031
– treasury and other eligible bills	5	–	–	51			56		56
– debt securities	3,011	4,476	1,124	280			8,891		8,891
– loans and advances:
to banks	1	–	83	–			84		84
to customers	–	–	–	–			–		–

Derivatives[10]	269,490	58,596	15,962	960			345,008		345,008

Loans and advances to customers held at amortised cost[11]	487,734	239,136	196,685	20,802	13,357	29,283	986,997	(12,337)	974,660
– personal	320,678	32,601	15,109	1,130	8,876	15,160	393,554	(4,600)	388,954
– corporate and commercial	141,375	192,799	171,748	18,986	3,922	13,795	542,625	(7,441)	535,184
– financial (non-bank financial institutions)	25,681	13,736	9,828	686	559	328	50,818	(296)	50,522

Loans and advances to banks held at amortised cost	83,766	19,525	7,945	914	1	47	112,198	(49)	112,149
Reverse repurchase agreements – non-trading	98,470	28,367	33,283	1,593	–	–	161,713	–	161,713

Financial investments	347,218	27,373	22,600	5,304	–	2,278	404,773		404,773
– treasury and other similar bills	68,966	6,294	4,431	1,826	–	–	81,517		81,517
– debt securities	278,252	21,079	18,169	3,478	–	2,278	323,256		323,256

Other assets	13,015	7,564	12,976	631	210	884	35,280	(16)	35,264
– assets held for sale	802	43	79	–	2	465	1,391	(16)	1,375
– endorsements and acceptances	1,507	4,644	4,281	298	34	11	10,775		10,775
– accrued income and other	10,706	2,877	8,616	333	174	408	23,114		23,114

At 31 December 2014	1,631,391	421,563	315,958	31,530	13,568	32,492	2,446,502	(12,402)	2,434,100

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Neither past due nor impaired				Past due		Total
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Impaired	gross amount	Impairment allowances [9]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cash and balances at central banks	162,017	2,877	265	1,440			166,599		166,599
Items in the course of collection from other banks	5,590	66	286	79			6,021		6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–			25,220		25,220
Trading assets[10]	163,444	39,475	34,868	1,514			239,301		239,301
– treasury and other eligible bills	17,235	3,585	758	6			21,584		21,584
– debt securities	107,831	16,498	16,167	1,148			141,644		141,644
– loans and advances:
to banks	15,804	5,546	6,342	193			27,885		27,885
to customers	22,574	13,846	11,601	167			48,188		48,188

Financial assets designated at fair value[10]	6,608	5,183	671	257			12,719		12,719
– treasury and other eligible bills	50	–	–	–			50		50
– debt securities	6,490	5,179	664	256			12,589		12,589
– loans and advances:
to banks	68	–	7	1			76		76
to customers	–	4	–	–			4		4

Derivatives[10]	220,711	47,004	13,425	1,125			282,265		282,265

Loans and advances to customers held at amortised cost[11]	488,504	243,077	199,821	23,942	15,460	36,428	1,007,232	(15,143)	992,089
– personal	326,269	39,024	14,882	1,580	10,175	18,798	410,728	(6,602)	404,126
– corporate and commercial	132,943	194,966	174,905	21,281	5,009	16,877	545,981	(8,059)	537,922
– financial (non-bank financial institutions)	29,292	9,087	10,034	1,081	276	753	50,523	(482)	50,041

Loans and advances to banks held at amortised cost	91,498	21,131	6,266	1,123	11	75	120,104	(58)	120,046
Reverse repurchase agreements – non-trading	111,543	37,878	28,265	2,004	–	–	179,690	–	179,690

Financial investments	362,799	27,833	17,556	6,089	–	2,508	416,785		416,785
– treasury and other similar bills	69,364	5,595	1,856	1,296	–	–	78,111		78,111
– debt securities	293,435	22,238	15,700	4,793	–	2,508	338,674		338,674

Other assets	12,501	8,028	14,848	1,159	307	592	37,435	(111)	37,324
– assets held for sale	1,129	642	1,050	351	89	156	3,417	(111)	3,306
– endorsements and acceptances	1,976	4,824	4,562	225	19	18	11,624		11,624
– accrued income and other	9,396	2,562	9,236	583	199	418	22,394		22,394

At 31 December 2013	1,650,435	432,552	316,271	38,732	15,778	39,603	2,493,371	(15,312)	2,478,059

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Past due but not impaired gross financial instruments

(Audited)

Past due but not impaired gross financial instruments are those loans where, although customers have failed to make payments in accordance with the contractual terms of their facilities, they have not met the impaired loan criteria described on page 137.

Overall, past due but not impaired balances decreased by US$2.2bn, mainly due to continued run-off and loan sales in the CML portfolio.

Past due but not impaired gross financial instruments by geographical region

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Loans and advances to customers held at amortised cost	2,409	4,260		704	4,634	1,350	13,357
– personal	1,159	2,880		182	3,759	896	8,876
– corporate and commercial	1,244	1,102		508	623	445	3,922
– financial (non-bank financial institutions)	6	278		14	252	9	559

Other financial instruments	6	52		31	97	25	211

At 31 December 2014	2,415	4,312		735	4,731	1,375	13,568

Loans and advances to customers held at amortised cost	2,399	4,211		757	6,453	1,640	15,460
– personal	1,287	2,764		174	4,817	1,133	10,175
– corporate and commercial	1,092	1,197		580	1,635	505	5,009
– financial (non-bank financial institutions)	20	250		3	1	2	276

Other financial instruments	45	49		50	101	73	318

At 31 December 2013	2,444	4,260		807	6,554	1,713	15,778

For footnote, see page 202.

Ageing analysis of days for past due but not impaired gross financial instruments

(Audited)

	Up to 29 days	30-59 days	60-89 days	90-179 days	180 days and over	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Loans and advances to customers held at amortised cost	10,427	2,057	801	54	18	13,357
– personal	6,477	1,717	676	5	1	8,876
– corporate and commercial	3,417	328	114	48	15	3,922
– financial (non-bank financial institutions)	533	12	11	1	2	559

Other financial instruments	130	33	18	12	18	211

At 31 December 2014	10,557	2,090	819	66	36	13,568

Loans and advances to customers held at amortised cost	11,689	2,587	1,057	76	51	15,460
– personal	7,170	2,124	865	16	–	10,175
– corporate and commercial	4,290	418	190	60	51	5,009
– financial (non-bank financial institutions)	229	45	2	–	–	276

Other financial instruments	214	55	26	12	11	318

At 31 December 2013	11,903	2,642	1,083	88	62	15,778

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Impaired loans

(Audited)

Impaired loans and advances are those that meet any of the following criteria:

•	wholesale loans and advances classified as Customer Risk Rating (‘CRR’) 9 or CRR 10. These grades are assigned when the bank considers that either the customer is unlikely to pay their credit obligations in full, without recourse to security, or when the customer is more than 90 days past due on any material credit obligation to HSBC.

•	retail loans and advances classified as Expected Loss (‘EL’) 9 or EL 10. These grades are typically assigned to retail loans and advances more than 90 days past due unless individually they have been assessed as not impaired.

•	renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not

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

For further details of the CRR and the EL scales see page 207.

Movement in impaired loans by geographical region

(Unaudited)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impaired loans at 1 January 2014	13,228	1,623	2,285	15,123	4,244	36,503
– personal	2,938	526	317	13,669	1,348	18,798
– corporate and commercial	9,714	1,082	1,765	1,427	2,889	16,877
– financial[5]	576	15	203	27	7	828

Classified as impaired during the year	3,367	1,970	346	4,724	3,342	13,749
– personal	1,168	857	193	4,360	1,958	8,536
– corporate and commercial	2,166	1,113	153	354	1,383	5,169
– financial[5]	33	–	–	10	1	44

Transferred from impaired to unimpaired during the year	(1,661)	(230)	(320)	(2,609)	(730)	(5,550)
– personal	(282)	(184)	(178)	(2,551)	(364)	(3,559)
– corporate and commercial	(1,319)	(46)	(53)	(57)	(366)	(1,841)
– financial[5]	(60)	–	(89)	(1)	–	(150)

Amounts written off	(2,037)	(617)	(111)	(1,369)	(2,048)	(6,182)
– personal	(631)	(470)	(77)	(1,007)	(1,371)	(3,556)
– corporate and commercial	(1,201)	(147)	(29)	(356)	(673)	(2,406)
– financial[5]	(205)	–	(5)	(6)	(4)	(220)

Net repayments and other	(2,655)	(698)	(219)	(4,175)	(1,443)	(9,190)
– personal	(649)	(238)	(13)	(3,645)	(514)	(5,059)
– corporate and commercial	(1,975)	(457)	(140)	(506)	(926)	(4,004)
– financial[5]	(31)	(3)	(66)	(24)	(3)	(127)

Impaired loans at 31 December 2014	10,242	2,048	1,981	11,694	3,365	29,330
– personal	2,544	491	242	10,826	1,057	15,160
– corporate and commercial	7,385	1,545	1,696	862	2,307	13,795
– financial[5]	313	12	43	6	1	375

Impaired loans as a percentage of gross loans	2.3%	0.5%	4.8%	8.4%	6.1%	2.7%
– personal	1.4%	0.4%	3.7%	16.6%	7.8%	3.9%
– corporate and commercial	3.5%	0.7%	8.2%	1.5%	7.5%	2.5%
– financial[5]	0.7%	0.0%	0.3%	0.0%	0.0%	0.2%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impaired loans at 1 January 2013	11,145	1,624	2,474	20,345	3,188	38,776
– personal	2,466	611	368	18,726	1,580	23,751
– corporate and commercial	8,058	967	1,872	1,592	1,604	14,093
– financial[5]	621	46	234	27	4	932

Classified as impaired during the year	4,952	1,424	419	6,168	4,333	17,296
– personal	1,176	798	107	5,319	1,872	9,272
– corporate and commercial	3,726	623	306	837	2,453	7,945
– financial[5]	50	3	6	12	8	79

Transferred from impaired to unimpaired during the year	(1,215)	(145)	(166)	(3,198)	(642)	(5,366)
– personal	(265)	(137)	(68)	(3,172)	(266)	(3,908)
– corporate and commercial	(804)	(8)	(85)	(24)	(375)	(1,296)
– financial[5]	(146)	–	(13)	(2)	(1)	(162)

Amounts written off	(1,411)	(538)	(165)	(1,706)	(1,957)	(5,777)
– personal	(423)	(444)	(79)	(1,433)	(1,456)	(3,835)
– corporate and commercial	(927)	(91)	(75)	(270)	(499)	(1,862)
– financial[5]	(61)	(3)	(11)	(3)	(2)	(80)

Net repayments and other	(243)	(742)	(277)	(6,486)	(678)	(8,426)
– personal	(16)	(302)	(11)	(5,771)	(382)	(6,482)
– corporate and commercial	(339)	(409)	(253)	(708)	(294)	(2,003)
– financial[5]	112	(31)	(13)	(7)	(2)	59

Impaired loans at 31 December 2013	13,228	1,623	2,285	15,123	4,244	36,503
– personal	2,938	526	317	13,669	1,348	18,798
– corporate and commercial	9,714	1,082	1,765	1,427	2,889	16,877
– financial[5]	576	15	203	27	7	828

Impaired loans as a percentage of gross loans	2.7%	0.4%	6.5%	10.9%	7.5%	3.2%
– personal	1.5%	0.4%	4.9%	18.8%	9.0%	4.6%
– corporate and commercial	4.0%	0.5%	8.9%	2.8%	9.6%	3.1%
– financial[5]	1.1%	0.0%	2.3%	0.2%	0.1%	0.5%

For footnotes, see page 202.

Impaired loans decreased by US$7.2bn during the year. Personal impaired loans declined mainly due to the continued run off and loan sales in the CML portfolio in North America. In personal lending, ‘Net repayments and other’ includes US$2.9bn of CML portfolio assets that were reclassified as held for sale and also sold during the year.

Impaired loans in wholesale lending declined mainly in Europe and, to a lesser extent, in North America and Latin America due to repayments and a reduction in new impaired loans which reflected improvements in the economic conditions in these markets. These decreases were offset by an increase in Asia.

Renegotiated loans and forbearance

(Audited)

Current policies and procedures regarding renegotiated loans and forbearance are described in the Appendix to Risk on page 208.

The contractual terms of a loan may be modified for a number of reasons, including changes in market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. ‘Forbearance’ describes concessions made on the contractual terms of a loan in response to an obligor’s financial difficulties. We classify and report loans on which concessions have been granted under conditions of credit distress as ‘renegotiated loans’

when their contractual payment terms have been modified, because we have significant concerns about the borrowers’ ability to meet contractual payments when due. On renegotiation, where the existing agreement is cancelled and a new agreement is made on substantially different terms, or if the terms of an existing agreement are modified such that the renegotiated loan is substantially a different financial instrument, the loan would be derecognised and recognised as a new loan for accounting purposes. However, the newly recognised financial asset will retain the renegotiated loan classification. Concessions on loans made to customers which do not affect the payment structure or basis of repayment, such as waivers of financial or security covenants, do not directly provide concessionary relief to customers in terms of their ability to service obligations as they fall due and are therefore not included in this classification.

The most significant portfolio of renegotiated loans remained in North America, substantially all of which were retail loans held by HSBC Finance.

The following tables show the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Renegotiated loans and advances to customers by geographical region

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

First lien residential mortgages	1,605	94		58	13,540	60	15,357
– neither past due nor impaired	529	63		19	3,695	32	4,338
– past due but not impaired	221	8		1	1,894	5	2,129
– impaired	855	23		38	7,951	23	8,890

Other personal lending[7]	324	292		27	1,267	326	2,236
– neither past due nor impaired	184	173		16	453	14	840
– past due but not impaired	40	22		5	214	1	282
– impaired	100	97		6	600	311	1,114

Corporate and commercial	5,469	501		1,439	427	1,324	9,160
– neither past due nor impaired	1,383	102		483	36	303	2,307
– past due but not impaired	68	–		31	1	1	101
– impaired	4,018	399		925	390	1,020	6,752

Financial[5]	413	4		323	1	1	742
– neither past due nor impaired	219	–		305	–	–	524
– past due but not impaired	–	–		–	–	–	–
– impaired	194	4		18	1	1	218

Renegotiated loans at 31 December 2014	7,811	891		1,847	15,235	1,711	27,495
– neither past due nor impaired	2,315	338		823	4,184	349	8,009
– past due but not impaired	329	30		37	2,109	7	2,512
– impaired	5,167	523		987	8,942	1,355	16,974

Impairment allowances on renegotiated loans	1,458	170		458	1,499	704	4,289
– renegotiated loans as % of total gross loans	1.9%	0.2%		6.1%	11.5%	3.7%	2.8%

First lien residential mortgages	1,820	117		91	16,853	76	18,957
– neither past due nor impaired	392	78		47	4,332	32	4,881
– past due but not impaired	517	11		3	2,684	4	3,219
– impaired	911	28		41	9,837	40	10,857

Other personal lending[7]	431	318		58	1,277	531	2,615
– neither past due nor impaired	253	207		33	503	18	1,014
– past due but not impaired	39	24		17	284	2	366
– impaired	139	87		8	490	511	1,235

Corporate and commercial	7,270	330		1,583	658	2,161	12,002
– neither past due nor impaired	1,796	134		677	47	493	3,147
– past due but not impaired	193	4		126	34	5	362
– impaired	5,281	192		780	577	1,663	8,493

Financial[5]	235	2		362	1	1	601
– neither past due nor impaired	93	–		265	–	–	358
– past due but not impaired	–	–		–	–	–	–
– impaired	142	2		97	1	1	243

Renegotiated loans at 31 December 2013	9,756	767		2,094	18,789	2,769	34,175
– neither past due nor impaired	2,534	419		1,022	4,882	543	9,400
– past due but not impaired	749	39		146	3,002	11	3,947
– impaired	6,473	309		926	10,905	2,215	20,828

Impairment allowances on renegotiated loans	1,867	101		460	2,285	1,014	5,727
– renegotiated loans as % of total gross loans	2.1%	0.2%		7.3%	14.2%	6.0%	3.4%

For footnotes, see page 202.

The following table shows movements in renegotiated loans during the year. Renegotiated loans reduced by US$6.7bn to US$27bn in 2014. Renegotiated loans in personal lending reduced by US$4bn. Included within ‘other’ movements is US$1.9bn of CML portfolio assets that were transferred to held for sale. New renegotiated loans and write-offs reduced as a result of improvements in the US housing market and economic conditions.

Renegotiated loans in wholesale lending decreased by US$2.7bn. The reductions were mainly concentrated in Europe and Latin America and were the result of increased write-offs and repayments.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Movement in renegotiated loans by geographical region

(Unaudited)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Renegotiated loans at 1 January 2014	9,756	767	2,094	18,789	2,769	34,175
– personal	2,251	435	149	18,130	607	21,572
– corporate and commercial	7,270	330	1,583	658	2,161	12,002
– financial	235	2	362	1	1	601

Loans renegotiated in the year without derecognition	1,543	371	296	862	725	3,797
– personal	433	83	10	774	310	1,610
– corporate and commercial	939	288	286	78	415	2,006
– financial	171	–	–	10	–	181

Loans renegotiated in the year resulting in recognition of a new loan	500	5	79	–	92	676
– personal	69	2	–	–	28	99
– corporate and commercial	381	–	61	–	64	506
– financial	50	3	18	–	–	71

Repayments	(2,416)	(246)	(562)	(1,518)	(1,036)	(5,778)
– personal	(635)	(96)	(47)	(1,319)	(288)	(2,385)
– corporate and commercial	(1,757)	(149)	(445)	(189)	(747)	(3,287)
– financial	(24)	(1)	(70)	(10)	(1)	(106)

Amounts written off	(828)	(42)	(23)	(640)	(510)	(2,043)
– personal	(88)	(28)	(7)	(568)	(223)	(914)
– corporate and commercial	(740)	(14)	(16)	(72)	(286)	(1,128)
– financial	–	–	–	–	(1)	(1)

Other	(744)	36	(37)	(2,258)	(329)	(3,332)
– personal	(101)	(10)	(20)	(2,210)	(48)	(2,389)
– corporate and commercial	(624)	46	(30)	(48)	(283)	(939)
– financial	(19)	–	13	–	2	(4)

At 31 December 2014	7,811	891	1,847	15,235	1,711	27,495
– personal	1,929	386	85	14,807	386	17,593
– corporate and commercial	5,469	501	1,439	427	1,324	9,160
– financial	413	4	323	1	1	742

Renegotiated loans at 1 January 2013	9,974	944	2,389	26,162	2,758	42,227
– personal	2,817	493	190	25,474	781	29,755
– corporate and commercial	6,829	447	1,859	685	1,975	11,795
– financial	328	4	340	3	2	677

Loans renegotiated in the year without derecognition	2,807	49	101	1,727	1,311	5,995
– personal	264	8	16	1,335	507	2,130
– corporate and commercial	2,541	41	85	391	803	3,861
– financial	2	–	–	1	1	4

Loans renegotiated in the year resulting in recognition of a new loan	105	113	14	–	62	294
– personal	17	76	14	–	25	132
– corporate and commercial	88	37	–	–	37	162
– financial	–	–	–	–	–	–

Repayments	(2,139)	(233)	(541)	(1,759)	(707)	(5,379)
– personal	(489)	(111)	(64)	(1,387)	(353)	(2,404)
– corporate and commercial	(1,574)	(121)	(477)	(370)	(354)	(2,896)
– financial	(76)	(1)	–	(2)	–	(79)

Amounts written off	(426)	(25)	(38)	(1,035)	(409)	(1,933)
– personal	(99)	(20)	(9)	(995)	(233)	(1,356)
– corporate and commercial	(303)	(5)	(29)	(40)	(175)	(552)
– financial	(24)	–	–	–	(1)	(25)

Other	(565)	(81)	169	(6,306)	(246)	(7,029)
– personal	(259)	(11)	2	(6,297)	(120)	(6,685)
– corporate and commercial	(311)	(69)	145	(8)	(125)	(368)
– financial	5	(1)	22	(1)	(1)	24

At 31 December 2013	9,756	767	2,094	18,789	2,769	34,175
– personal	2,251	435	149	18,130	607	21,572
– corporate and commercial	7,270	330	1,583	658	2,161	12,002
– financial	235	2	362	1	1	601

For footnote, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Impairment of loans and advances

(Audited)

A summary of our current policies and practices regarding impairment assessment is provided in the Appendix to Risk on page 212. For an analysis of loan impairment charges and other credit risk provisions by global business, see page 76.

The tables below analyse the impairment allowances recognised for impaired loans and advances that are either individually or collectively assessed, and collective impairment allowances on loans and advances that are classified as not impaired.

Loan impairment charge to the income statement by industry sector

(Unaudited)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Personal	245	321	25	117	1,095	1,803
– first lien residential mortgages	(75)	6	(24)	26	15	(52)
– other personal[7]	320	315	49	91	1,080	1,855

Corporate and commercial	790	327	6	196	937	2,256
– manufacturing and international trade and services	520	197	36	116	382	1,251
– commercial real estate and other property-related	78	29	(28)	27	176	282
– other commercial[8]	192	101	(2)	53	379	723

Financial[5]	44	(4)	(32)	(13)	1	(4)

Total loan impairment charge for the year ended 31 December 2014	1,079	644	(1)	300	2,033	4,055

Personal	320	345	46	963	1,522	3,196
– first lien residential mortgages	(11)	(7)	(13)	647	11	627
– other personal[7]	331	352	59	316	1,511	2,569

Corporate and commercial	1,467	152	(13)	253	1,115	2,974
– manufacturing and international trade and services	800	134	37	125	594	1,690
– commercial real estate and other property-related	432	(2)	(5)	79	322	826
– other commercial[8]	235	20	(45)	49	199	458

Financial[5]	(55)	(14)	(77)	19	5	(122)

Total loan impairment charge for the year ended 31 December 2013	1,732	483	(44)	1,235	2,642	6,048

Loan impairment charge to the income statement by assessment type (Unaudited)
	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment allowances	617	351	32	190	590	1,780
– new allowances	1,112	542	134	298	738	2,824
– release of allowances no longer required	(486)	(171)	(95)	(88)	(90)	(930)
– recoveries of amounts previously written off	(9)	(20)	(7)	(20)	(58)	(114)

Collectively assessed impairment allowances[12]	462	293	(33)	110	1,443	2,275
– new allowances net of allowance releases	757	426	2	205	1,726	3,116
– recoveries of amounts previously written off	(295)	(133)	(35)	(95)	(283)	(841)

Total loan impairment charge for the year ended 31 December 2014	1,079	644	(1)	300	2,033	4,055

Individually assessed impairment allowances	1,376	145	(86)	262	623	2,320
– new allowances	1,828	316	196	398	702	3,440
– release of allowances no longer required	(402)	(145)	(235)	(98)	(31)	(911)
– recoveries of amounts previously written off	(50)	(26)	(47)	(38)	(48)	(209)

Collectively assessed impairment allowances[12]	356	338	42	973	2,019	3,728
– new allowances net of allowance releases	943	479	82	1,058	2,253	4,815
– recoveries of amounts previously written off	(587)	(141)	(40)	(85)	(234)	(1,087)

Total loan impairment charge for the year ended 31 December 2013	1,732	483	(44)	1,235	2,642	6,048

For footnotes, see page 202.

Total loan impairment charges of US$4.1bn were US$2.0bn lower than in 2013 reflecting reduced impairment charges in both the personal lending and the corporate and commercial lending portfolios, primarily in North America, Europe and Latin America.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In North America, loan impairment charges relating to both first lien mortgages and other personal lending decreased, which reflected reduced levels of both delinquency and new impaired loans in the CML portfolio, and a fall in lending balances from continued run-off and loan sales. This was partly offset by lower favourable market value adjustments of underlying properties as improvements in housing market conditions were less pronounced in 2014 than in 2013.

In Europe, the reduction in loan impairment charges was primarily in corporate and commercial lending, as a result of lower individually assessed impairment allowances reflecting the improved quality of the portfolio and economic conditions. Loan impairment charges also decreased in personal lending, albeit to a lesser extent, due to lower delinquency levels in the improved economic environment and as customers continued to reduce outstanding credit card and loan balances. These factors were partly offset by an increase in collectively assessed allowances in the corporate and commercial lending sector as we revised certain estimates in our collective corporate loan impairment calculation, and in the financial industry sector reflecting charges compared with releases in 2013.

In Latin America, the reduction in loan impairment charges in the other personal lending and the corporate and commercial portfolios primarily reflected the prior year adverse effect of changes to the impairment model and assumption revisions for restructured loan portfolios in Brazil. Individually assessed allowances were broadly stable. There were lower loan impairment charges in Mexico in the commercial real estate and other property related sector, in particular relating to certain homebuilders. In Brazil individually assessed allowances increased due to an impairment relating to a corporate customer in the other commercial sector.

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

(Unaudited)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	%	%	%	%	%	%

New allowances net of allowance releases	0.37	0.22	0.14	0.32	5.00	0.53
Recoveries	(0.08)	(0.04)	(0.14)	(0.09)	(0.72)	(0.10)

Total charge for impairment losses at 31 December 2014	0.29	0.18	–	0.23	4.28	0.43

Amount written off net of recoveries	0.49	0.13	0.58	0.97	3.59	0.58

New allowances net of allowance releases	0.65	0.20	0.15	1.00	5.93	0.81
Recoveries	(0.17)	(0.05)	(0.29)	(0.09)	(0.57)	(0.14)

Total charge for impairment losses at 31 December 2013	0.48	0.15	(0.14)	0.91	5.36	0.67

Amount written off net of recoveries	0.42	0.12	0.38	1.10	3.69	0.59
For footnote, see page 202. Movement in impairment allowances by industry sector and by geographical region (Unaudited)
	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January 2014	5,598	1,214	1,583	4,242	2,564	15,201

Amounts written off
Personal	(724)	(463)	(157)	(1,030)	(1,359)	(3,733)
– first lien residential mortgages	(21)	(17)	(4)	(731)	(40)	(813)
– other personal[7]	(703)	(446)	(153)	(299)	(1,319)	(2,920)

Corporate and commercial	(1,202)	(146)	(47)	(346)	(684)	(2,425)
– manufacturing and international trade and services	(732)	(86)	(41)	(81)	(428)	(1,368)
– commercial real estate and other property-related	(342)	(53)	(6)	(153)	(39)	(593)
– other commercial[8]	(128)	(7)	–	(112)	(217)	(464)

Financial[5]	(203)	–	(8)	(6)	(4)	(221)

Total amounts written off	(2,129)	(609)	(212)	(1,382)	(2,047)	(6,379)

Recoveries of amounts written off in previous years
Personal	271	143	35	86	283	818
– first lien residential mortgages	3	3	–	40	33	79
– other personal[7]	268	140	35	46	250	739

Corporate and commercial	29	9	7	25	58	128
– manufacturing and international trade and services	19	7	7	6	46	85
– commercial real estate and other property-related	11	–	–	3	1	15
– other commercial[8]	(1)	2	–	16	11	28

Financial[5]	4	1	–	4	–	9

Total recoveries of amounts written off in previous years	304	153	42	115	341	955

Charge to income statement	1,079	644	(1)	300	2,033	4,055

Exchange and other movements[13]	(397)	(46)	(6)	(635)	(362)	(1,446)

Impairment allowances at 31 December 2014	4,455	1,356	1,406	2,640	2,529	12,386

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe	Asia [4]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances against banks:
– individually assessed	31	–	18	–	–	49
Impairment allowances against customers:
– individually assessed	2,981	812	1,110	276	1,016	6,195
– collectively assessed[12]	1,443	544	278	2,364	1,513	6,142

Impairment allowances at 31 December 2014	4,455	1,356	1,406	2,640	2,529	12,386

Impairment allowances at 1 January 2013	5,361	1,219	1,811	5,616	2,162	16,169

Amounts written off
Personal	(876)	(461)	(107)	(1,330)	(1,593)	(4,367)
– first lien residential mortgages	(83)	(7)	(2)	(779)	(25)	(896)
– other personal[7]	(793)	(454)	(105)	(551)	(1,568)	(3,471)

Corporate and commercial	(1,264)	(96)	(78)	(277)	(514)	(2,229)
– manufacturing and international trade and services	(680)	(73)	(64)	(80)	(386)	(1,283)
– commercial real estate and other property-related	(289)	(7)	(2)	(141)	(23)	(462)
– other commercial[8]	(295)	(16)	(12)	(56)	(105)	(484)

Financial[5]	(40)	(3)	(10)	(3)	(3)	(59)

Total amounts written off	(2,180)	(560)	(195)	(1,610)	(2,110)	(6,655)

Recoveries of amounts written off in previous years
Personal	584	153	41	82	237	1,097
– first lien residential mortgages	25	4	–	67	23	119
– other personal[7]	559	149	41	15	214	978

Corporate and commercial	52	14	46	41	45	198
– manufacturing and international trade and services	19	7	2	6	27	61
– commercial real estate and other property-related	6	4	–	18	1	29
– other commercial[8]	27	3	44	17	17	108

Financial[5]	1	–	–	–	–	1

Total recoveries of amounts written off in previous years	637	167	87	123	282	1,296

Charge to income statement	1,732	483	(44)	1,235	2,642	6,048

Exchange and other movements[13]	48	(95)	(76)	(1,122)	(412)	(1,657)

Impairment allowances at 31 December 2013	5,598	1,214	1,583	4,242	2,564	15,201

Impairment allowances against banks:
– individually assessed	35	–	18	5	–	58
Impairment allowances against customers:
– individually assessed	4,019	634	1,131	410	878	7,072
– collectively assessed[12]	1,544	580	434	3,827	1,686	8,071

Impairment allowances at 31 December 2013	5,598	1,214	1,583	4,242	2,564	15,201

For footnotes, see page 202.

Movement in impairment allowances on loans and advances to customers and banks

(Audited)

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2014	58	7,072	8,071	15,201
Amounts written off	(6)	(2,313)	(4,060)	(6,379)
Recoveries of loans and advances previously written off	–	114	841	955
Charge to income statement	4	1,776	2,275	4,055
Exchange and other movements[13]	(7)	(454)	(985)	(1,446)

At 31 December 2014	49	6,195	6,142	12,386

Impairment allowances:
on loans and advances to customers		6,195	6,142	12,337
– personal		468	4,132	4,600
– corporate and commercial		5,532	1,909	7,441
– financial		195	101	296

as a percentage of loans and advances[1]	0.04%	0.63%	0.62%	1.13%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2013	57	6,572	9,540	16,169
Amounts written off	(4)	(1,937)	(4,714)	(6,655)
Recoveries of loans and advances previously written off	–	209	1,087	1,296
Charge to income statement	5	2,315	3,728	6,048
Exchange and other movements[13]	–	(87)	(1,570)	(1,657)

At 31 December 2013	58	7,072	8,071	15,201

Impairment allowances:
on loans and advances to customers		7,072	8,071	15,143
– personal		589	6,013	6,602
– corporate and commercial		6,096	1,963	8,059
– financial		387	95	482

as a percentage of loans and advances[1]	0.05%	0.70%	0.80%	1.35%

For footnotes, see page 202.

Wholesale lending

On a reported basis gross loans decreased by US$11bn, which included adverse foreign exchange movements of US$32bn, mainly in Europe.

The following commentary is on a constant currency basis.

Wholesale lending grew by US$21bn in the year. In Asia, balances grew by US$16bn as we continued to leverage our position in emerging markets. In North America, we also experienced strong growth of US$10bn as we executed our strategy of expanding our core offerings and proactively targeting companies with international banking requirements in key growth markets. The fall in lending in Europe of US$15bn was mainly driven by a reduction in corporate overdraft balances. In the UK, a small number of clients benefited from the use of net interest arrangements across their overdraft and deposit positions. During the year, as we aligned our approach in our Payments and Cash Management business to be more globally consistent, many of these clients increased the frequency with which they settled these balances, reducing their overdraft and deposit balances, which fell by US$28bn. The Middle East and North Africa and Latin America grew by US$6bn and US$4bn, respectively.

Total wholesale lending

(Unaudited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Corporate and commercial (A)	210,585	220,799		20,588	57,862	30,722	540,556
– manufacturing	39,456	37,767		2,413	15,299	12,051	106,986
– international trade and services	76,629	72,814		9,675	13,484	8,189	180,791
– commercial real estate	28,187	35,678		579	6,558	2,291	73,293
– other property-related	7,126	34,379		1,667	8,934	281	52,387
– government	2,264	1,195		1,552	164	968	6,143
– other commercial[8]	56,923	38,966		4,702	13,423	6,942	120,956

Financial (non-bank financial institutions) (B)	23,103	13,997		3,291	9,034	1,393	50,818
Asset-backed securities reclassified	1,938	–		–	131	–	2,069
Loans and advances to banks (C)	21,978	62,960		10,495	7,405	9,360	112,198

Gross loans at 31 December 2014 (D)	257,604	297,756		34,374	74,432	41,475	705,641

Impairment allowances on wholesale lending
Corporate and commercial (a)	3,112	1,089		1,171	608	1,461	7,441
– manufacturing	529	242		141	152	348	1,412
– international trade and services	877	533		536	157	237	2,340
– commercial real estate	909	44		147	101	476	1,677
– other property-related	203	55		219	57	12	546
– government	4	–		1	–	–	5
– other commercial	590	215		127	141	388	1,461

Financial (non-bank financial institutions) (b)	221	13		21	39	2	296
Loans and advances to banks (c)	31	–		18	–	–	49

Impairment allowances at 31 December 2014 (d)	3,364	1,102		1,210	647	1,463	7,786

(a) as a percentage of (A)	1.48%	0.49%		5.69%	1.05%	4.76%	1.38%
(b) as a percentage of (B)	0.96%	0.09%		0.64%	0.43%	0.14%	0.58%
(c) as a percentage of (C)	0.14%	–		0.17%	–	–	0.04%
(d) as a percentage of (D)	1.31%	0.37%		3.52%	0.87%	3.53%	1.10%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Corporate and commercial (I)	239,116	203,894		19,760	50,307	30,188	543,265
– manufacturing	55,920	30,758		3,180	11,778	12,214	113,850
– international trade and services	76,700	79,368		8,629	11,676	8,295	184,668
– commercial real estate	31,326	34,560		639	5,900	2,421	74,846
– other property-related	7,308	27,147		1,333	8,716	328	44,832
– government	3,340	1,021		1,443	499	974	7,277
– other commercial[8]	64,522	31,040		4,536	11,738	5,956	117,792

Financial (non-bank financial institutions) (J)	27,872	9,688		2,532	9,055	1,376	50,523
Asset-backed securities reclassified	2,578	–		–	138	–	2,716
Loans and advances to banks (K)	24,273	72,814		6,419	6,420	10,178	120,104

Gross loans at 31 December 2013 (L)	293,839	286,396		28,711	65,920	41,742	716,608

Impairment allowances on wholesale lending
Corporate and commercial (i)	3,821	918		1,212	769	1,339	8,059
– manufacturing	618	246		182	89	384	1,519
– international trade and services	1,216	428		502	188	349	2,683
– commercial real estate	1,116	22		153	202	396	1,889
– other property-related	269	102		236	93	8	708
– government	3	–		10	1	–	14
– other commercial	599	120		129	196	202	1,246

Financial (non-bank financial institutions) (j)	344	17		60	50	11	482
Loans and advances to banks (k)	35	–		18	5	–	58

Impairment allowances at 31 December 2013 (l)	4,200	935		1,290	824	1,350	8,599

(i) as a percentage of (I)	1.60%	0.45%		6.13%	1.53%	4.44%	1.48%
(j) as a percentage of (J)	1.23%	0.18%		2.37%	0.55%	0.80%	0.95%
(k) as a percentage of (K)	0.14%	–		0.28%	0.08%	–	0.05%
(l) as a percentage of (L)	1.43%	0.33%		4.49%	1.25%	3.23%	1.20%

For footnotes, see page 202.

Commercial real estate

Commercial real estate lending

(Unaudited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Neither past due nor impaired	25,860	35,430		333	6,136	1,535	69,294
Past due but not impaired	18	170		47	100	28	363
Impaired loans	2,309	78		199	322	728	3,636

Total gross loans and advances at 31 December 2014	28,187	35,678		579	6,558	2,291	73,293

Of which:
– renegotiated loans[14]	1,954	19		183	191	377	2,724
Impairment allowances	909	44		147	101	476	1,677

Neither past due nor impaired	28,044	34,433		402	5,400	2,249	70,528
Past due but not impaired	95	103		18	29	35	280
Impaired loans	3,187	24		219	471	137	4,038

Total gross loans and advances at 31 December 2013	31,326	34,560		639	5,900	2,421	74,846

Of which:
– renegotiated loans[14]	2,590	20		229	280	461	3,580
Impairment allowances	1,116	22		153	202	396	1,889

For footnotes, see page 202.

Commercial real estate lending includes the financing of corporate, institutional and high net worth individuals who are investing primarily in income producing assets and, to a lesser extent, in their construction and development. The business focuses mainly on traditional core asset classes such as retail, offices, light industrial and residential building projects. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK, the US and Canada.

In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and population growth. In lesser developed commercial real estate markets our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting the larger, better capitalised developers involved in residential construction or in assets supporting economic expansion.

Many of these markets are beginning to move away from the rapid construction of recent years with an increasing focus on investment assets consistent with more

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

developed markets. A significant amount of exposure is centred on cities which are key locations of economic, political or cultural importance.

Total commercial real estate was US$73bn at 31 December 2014, a reduction of US$1.6bn which included adverse foreign exchange movements of US$3.3bn, mainly in Europe.

Refinance risk in commercial real estate

Commercial real estate lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial rates. Refinance risk is described in more detail on page 214. We monitor our commercial real estate portfolio closely, assessing those drivers that may indicate potential issues with refinancing. The principal driver is the vintage of the loan, when origination reflected previous market norms which do not apply in the current market. Examples might be higher LTV ratios and/or lower interest cover ratios. The range of refinancing sources in the local market is also an important consideration, with risk increasing when lenders are restricted to banks and when bank liquidity is limited. In addition, underlying fundamentals such as the reliability of tenants, the ability to let and the condition of the property are important, as they influence property values.

For the Group’s commercial real estate portfolios as a whole, the behaviour of markets and the quality of assets did not cause undue concern in 2014. In the UK, which was subject to heightened concerns in recent years, the drivers described above are not currently causing sufficient concern to warrant enhanced management attention.

Further details on our UK portfolio are as follows: at 31 December 2014, we had US$20bn (2013: US$22bn) of commercial real estate loans of which US$5.9bn (2013: US$6.8bn) were due to be refinanced within the next 12 months. Of these balances, cases subject to close monitoring in our Loan Management Unit amounted to US$2.1bn (2013: US$2.4bn). US$1.3bn (2013: US$1.6bn) were disclosed as impaired with impairment allowances of US$0.6bn (2013: US$0.6bn). Where these loans are not considered impaired it is because there is sufficient evidence to indicate that the associated contractual cash flows will be recovered or that the loans will not need to be refinanced on terms we would consider below market norms.

Collateral on loans and advances

Details of the Group’s practice regarding the use of collateral are provided in the Appendix to Risk on page 213.

Collateral held is analysed separately below for commercial real estate and for other corporate, commercial and financial (non-bank) lending. This reflects the greater correlation between collateral performance and principal repayment in the commercial real estate sector than applies to other lending. In each case, the analysis includes off-balance sheet loan commitments, primarily undrawn credit lines.

The collateral measured in the tables below consists of fixed first charges on real estate and charges over cash and marketable financial instruments. The values in the tables represent the expected market value on an open market basis; no adjustment has been made to the collateral for any expected costs of recovery. Cash is valued at its nominal value and marketable securities at their fair value. The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. When collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.

Other types of collateral which are commonly taken for corporate and commercial lending such as unsupported guarantees and floating charges over the assets of a customer’s business are not measured in the tables below. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are therefore assigned no value for disclosure purposes.

For impaired loans the collateral values cannot be directly compared with impairment allowances recognised. The LTV tables below use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 212.

Commercial real estate loans and advances

The value of commercial real estate collateral is determined by using a combination of professional and internal valuations and physical inspections. Due to the complexity of valuing collateral for commercial real estate, local valuation policies determine the frequency of review on the basis of local market conditions. Revaluations are sought with greater frequency as concerns over the performance of the collateral or the direct obligor increase. Revaluations may also be sought where customers amend their banking requirements, resulting in the Group extending further funds or other significant rearrangements of exposure or collateral, which may change the customer risk profile. As a result, the real estate collateral values used for CRR1-7 might date back to the last point at which such considerations applied. For CRR 8 and 9-10 almost all collateral would have been revalued within the last three years.

In Hong Kong, market practice is typically for lending to major property companies to be either secured by guarantees or unsecured. In Europe, facilities of a working capital nature are generally not secured by a first fixed charge and are therefore disclosed as not collateralised.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Commercial real estate loans and advances including loan commitments by level of collateral

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Rated CRR/EL 1 to 7
Not collateralised	5,351	16,132		361	87	1,719	23,650
Fully collateralised	25,873	26,323		23	9,093	556	61,868
Partially collateralised (A)	1,384	1,599		–	1,819	152	4,954
– collateral value on A	1,032	901		–	1,199	47	3,179

	32,608	44,054		384	10,999	2,427	90,472

Rated CRR/EL 8
Not collateralised	34	7		–	9	2	52
Fully collateralised	568	23		–	30	1	622
LTV ratio:
– less than 50%	64	–		–	16	1	81
– 51% to 75%	222	11		–	10	–	243
– 76% to 90%	132	9		–	4	–	145
– 91% to 100%	150	3		–	–	–	153

Partially collateralised (B)	365	–		–	7	–	372
– collateral value on B	296	–		–	2	–	298

	967	30		–	46	3	1,046

Rated CRR/EL 9 to 10
Not collateralised	369	48		6	1	499	923
Fully collateralised	992	15		7	166	178	1,358
LTV ratio:
– less than 50%	78	6		7	28	10	129
– 51% to 75%	593	2		–	91	43	729
– 76% to 90%	167	2		–	17	53	239
– 91% to 100%	154	5		–	30	72	261

Partially collateralised (C)	1,085	15		181	37	50	1,368
– collateral value on C	664	5		89	30	13	801

	2,446	78		194	204	727	3,649

At 31 December 2014	36,021	44,162		578	11,249	3,157	95,167

Rated CRR/EL 1 to 7
Not collateralised	4,865	14,164		192	137	935	20,293
Fully collateralised	24,154	25,317		21	8,627	1,728	59,847
Partially collateralised (D)	2,664	2,377		139	704	484	6,368
– collateral value on D	1,827	1,688		24	303	292	4,134

	31,683	41,858		352	9,468	3,147	86,508

Rated CRR/EL 8
Not collateralised	109	10		–	1	3	123
Fully collateralised	793	–		72	68	1	934
LTV ratio:
– less than 50%	139	–		–	15	–	154
– 51% to 75%	367	–		72	49	1	489
– 76% to 90%	173	–		–	4	–	177
– 91% to 100%	114	–		–	–	–	114

Partially collateralised (E)	360	2		–	13	–	375
– collateral value on E	281	1		–	11	–	293

	1,262	12		72	82	4	1,432

Rated CRR/EL 9 to 10
Not collateralised	564	–		7	4	521	1,096
Fully collateralised	1,079	12		31	233	286	1,641
LTV ratio:
– less than 50%	275	2		7	39	32	355
– 51% to 75%	436	6		7	110	57	616
– 76% to 90%	209	3		17	62	62	353
– 91% to 100%	159	1		–	22	135	317

Partially collateralised (F)	1,815	5		181	240	56	2,297
– collateral value on F	1,284	5		89	115	34	1,527

	3,458	17		219	477	863	5,034

At 31 December 2013	36,403	41,887		643	10,027	4,014	92,974

For footnote, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other corporate, commercial and financial (non-bank loans) are analysed separately below. For financing activities in other corporate and commercial lending, collateral value is not strongly correlated to principal repayment performance. Collateral values are generally refreshed when an obligor’s general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them.

Accordingly, the table below reports values only for customers with CRR 8 to 10, recognising that these loans and advances generally have valuations which are comparatively recent.

Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral rated CRR/EL 8 to 10 only

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

Rated CRR/EL 8
Not collateralised	2,051	237		15	320	227	2,850
Fully collateralised	629	56		72	331	11	1,099
LTV ratio:		13
– less than 50%	120	13		–	186	5	324
– 51% to 75%	293	–		–	72	6	371
– 76% to 90%	51	9		69	46	–	175
– 91% to 100%	165	34		3	27	–	229

Partially collateralised (A)	105	44		1	148	6	304
– collateral value on A	46	17		1	68	4	136

	2,785	337		88	799	244	4,253

Rated CRR/EL 9 to 10
Not collateralised	4,185	939		813	62	1,420	7,419
Fully collateralised	615	143		147	231	124	1,260
LTV ratio:
– less than 50%	169	68		25	48	48	358
– 51% to 75%	136	27		19	39	35	256
– 76% to 90%	168	16		6	35	26	251
– 91% to 100%	142	32		97	109	15	395

Partially collateralised (B)	624	364		547	251	140	1,926
– collateral value on B	341	169		92	141	46	789

	5,424	1,446		1,507	544	1,684	10,605

At 31 December 2014	8,209	1,783		1,595	1,343	1,928	14,858

Rated CRR/EL 8
Not collateralised	2,411	185		37	328	456	3,417
Fully collateralised	259	51		1	227	70	608
LTV ratio:
– less than 50%	65	38		1	84	11	199
– 51% to 75%	103	4		–	47	10	164
– 76% to 90%	25	8		–	31	5	69
– 91% to 100%	66	1		–	65	44	176

Partially collateralised (C)	435	23		528	345	73	1,404
– collateral value on C	17	5		398	89	18	527

	3,105	259		566	900	599	5,429

Rated CRR/EL 9 to 10
Not collateralised	1,467	685		1,089	26	1,615	4,882
Fully collateralised	1,121	161		49	309	266	1,906
LTV ratio:
– less than 50%	124	57		2	24	159	366
– 51% to 75%	161	21		47	29	49	307
– 76% to 90%	156	53		–	46	43	298
– 91% to 100%	680	30		–	210	15	935

Partially collateralised (D)	1,192	304		770	359	290	2,915
– collateral value on D	606	150		102	149	131	1,138

	3,780	1,150		1,908	694	2,171	9,703

At 31 December 2013	6,885	1,409		2,474	1,594	2,770	15,132

For footnote, see page 202.

Loans and advances to banks are typically unsecured. Collateral values held for customers rated CRR 9 to 10
(i.e. classified as impaired) are separately disclosed.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loans and advances to banks including loan commitments by level of collateral

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m
Rated CRR/EL 1 to 8
Not collateralised	22,405	64,210		10,472	7,985	9,406	114,478
Fully collateralised	104	1,587		–	–	–	1,691
Partially collateralised (A)	5	–		–	–	–	5
– collateral value on A	3	–		–	–	–	3

	22,514	65,797		10,472	7,985	9,406	116,174

Rated CRR/EL 9 to 10
Not collateralised	102	1		21	–	–	124

At 31 December 2014	22,616	65,798		10,493	7,985	9,406	116,298

Rated CRR/EL 1 to 8
Not collateralised	21,225	72,986		6,373	7,210	9,837	117,631
Fully collateralised	3,614	1,376		–	–	266	5,256
Partially collateralised (B)	68	560		–	–	–	628
– collateral value on B	3	389		–	–	–	392

	24,907	74,922		6,373	7,210	10,103	123,515

Rated CRR/EL 9 to 10
Not collateralised	153	–		312	14	–	479

At 31 December 2013	25,060	74,922		6,685	7,224	10,103	123,994

For footnote, see page 202.

Other credit risk exposures

In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:

•	some securities issued by governments, banks and other financial institutions benefit from additional credit enhancement provided by government guarantees that cover the assets.

Details of government guarantees are included in Notes 12, 15 and 18 on the Financial Statements.

•	debt securities issued by banks and financial institutions include ABSs and similar instruments which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of credit default swap (‘CDS’) protection.

Disclosure of the Group’s holdings of ABSs and associated CDS protection is provided on page 162.

•	trading assets include loans and advances held with trading intent. These mainly consist of cash collateral posted to satisfy margin requirements on derivatives, settlement accounts, reverse repos and stock borrowing. There is limited credit risk on cash collateral posted since in the event of default of the counterparty these would be set-off against the related liability. Reverse repos and stock borrowing are by their nature collateralised.

Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described in Note 19 on the Financial Statements.

•	the Group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted, as well as loan and other credit-related commitments. Depending on the terms of the arrangement, we may have recourse to additional credit mitigation in the event that a guarantee is called upon or a loan commitment is drawn and subsequently defaults. For further information on these arrangements, see Note 37 on the Financial Statements.

Derivatives

HSBC participates in transactions exposing us to counterparty credit risk. Counterparty credit risk is the risk of financial loss if the counterparty to a transaction defaults before satisfactorily settling it. It arises principally from OTC derivatives and securities financing transactions and is calculated in both the trading and non-trading books. Transactions vary in value by reference to a market factor such as interest rate, exchange rate or asset price.

The counterparty risk from derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the fair value is known as the credit value adjustment (‘CVA’).

For an analysis of CVA, see Note 13 on the Financial Statements.

The table below reflects by risk type the fair values and gross notional contract amounts of derivatives cleared through an exchange, central counterparty and non-central counterparty.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Notional contract amounts and fair values of derivatives by product type

(Unaudited)

	2014			2013
	Notional	Fair value		Notional	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	5,573,415	97,312	95,759	5,291,003	80,914	75,798
– exchange traded	81,785	229	369	41,384	121	93
– central counterparty cleared OTC	18,567	321	349	16,869	415	622
– non-central counterparty cleared OTC	5,473,063	96,762	95,041	5,232,750	80,378	75,083

Interest rate	22,328,518	473,243	468,152	27,347,918	458,576	452,531
– exchange traded	1,432,333	112	161	857,562	335	225
– central counterparty cleared OTC	15,039,001	261,880	264,509	18,753,836	285,390	285,375
– non-central counterparty cleared OTC	5,857,184	211,251	203,482	7,736,520	172,851	166,931

Equity	568,932	11,694	13,654	589,903	18,389	22,573
– exchange traded	289,140	2,318	3,201	274,880	8,403	2,949
– non-central counterparty cleared OTC	279,792	9,376	10,453	315,023	9,986	19,624

Credit	550,197	9,340	10,061	678,256	9,092	8,926
– central counterparty cleared OTC	126,115	1,999	2,111	104,532	1,346	1,409
– non-central counterparty cleared OTC	424,082	7,341	7,950	573,724	7,746	7,517

Commodity and other	77,565	3,884	3,508	77,842	2,624	1,786
– exchange traded	7,015	80	23	6,531	182	6
– non-central counterparty cleared OTC	70,550	3,804	3,485	71,311	2,442	1,780

Total OTC derivatives	27,288,354	592,735	587,379	32,804,565	560,554	558,341
– total OTC derivatives cleared by central counterparties	15,183,683	264,200	266,968	18,875,237	287,151	287,406
– total OTC derivatives not cleared by central counterparties	12,104,671	328,535	320,411	13,929,328	273,403	270,935

Total exchange traded derivatives	1,810,273	2,739	3,755	1,180,357	9,041	3,273

Gross	29,098,627	595,473	591,134	33,984,922	569,595	561,614

Offset		(250,465)	(250,465)		(287,330)	(287,330)

Total at 31 December		345,008	340,669		282,265	274,284

The purposes for which HSBC uses derivatives are described in Note 16 on the Financial Statements.

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

We have historically placed strict policy restrictions on collateral types and as a consequence the types of collateral received and pledged are, by value, highly liquid and of a strong quality, being predominantly cash.

Where a collateral type is required to be approved outside the collateral policy (which includes collateral that includes wrong way risks), a submission to one of three regional Documentation Approval Committees (‘DAC’s) for approval is required. These DACs require the participation and sign-off of senior representatives from regional Global Markets Chief Operating Officers, Legal and Risk.

The majority of the counterparties with whom we have a collateral agreement are European. The majority of our CSAs are with financial institutional clients.

As a consequence of our policy, the type of agreement we enter into is predominately ISDA CSAs, the majority of which are written under English law. The  table below provides a breakdown of OTC collateral agreements by agreement type:

OTC collateral agreements by type

(Unaudited)

Number of agreements

ISDA CSA (English law)	2,434
ISDA CSA (New York law)	1,628
ISDA CSA (Japanese law)	18
French Master Agreement and CSA equivalent[15]	227
German Master Agreement and CSA equivalent[16]	90
Others	205

At 31 December 2014	4,602

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

See page 130 and Note 32 on the Financial Statements for details regarding legally enforceable right of offset in the event of counterparty default and collateral received in respect of derivatives.

Reverse repos – non-trading by geographical region

Following the change in balance sheet presentation explained on page 347, non-trading reverse repos are presented separately on the face of the balance sheet and are no longer included in ‘Loans and advances to customers’ and ‘Loans and advances to banks’.

Comparative data have been re-presented accordingly. As a result, any analysis in the Credit Risk section that references loans and advances to customers or banks excludes non-trading reverse repos to customers or banks, respectively. For reference, the amount of non-trading reverse repos to customers and banks is set out below.

Reverse repos – non-trading by geographical region

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

With customers	25,841	5,409		–	35,060	–	66,310
With banks	34,748	22,813		19	29,008	8,815	95,403

At 31 December 2014	60,589	28,222		19	64,068	8,815	161,713

With customers	48,091	6,448		–	33,676	–	88,215
With banks	49,631	12,973		24	23,744	5,103	91,475

At 31 December 2013	97,722	19,421		24	57,420	5,103	179,690

For footnote, see page 202.

Personal lending

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Personal lending includes advances to customers for asset purchases such as residential property where the loans are secured by the assets being acquired. We also offer loans secured on existing assets, such as first liens on residential property, and unsecured lending products such as overdrafts, credit cards and payroll loans.

Total personal lending

(Unaudited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

First lien residential mortgages (A)	131,000	93,147		2,647	55,577	4,153	286,524

Of which:
– interest only (including offset)	44,163	956		–	276	–	45,395
– affordability including ARMs	337	5,248		–	16,452	–	22,037

Other personal lending (B)	47,531	36,368		3,924	9,823	9,384	107,030
– other	34,567	25,695		2,633	4,328	4,846	72,069
– credit cards	12,959	10,289		897	1,050	3,322	28,517
– second lien residential mortgages	–	56		2	4,433	–	4,491
– motor vehicle finance	5	328		392	12	1,216	1,953

Total gross loans at 31 December 2014 (C)	178,531	129,515		6,571	65,400	13,537	393,554
Impairment allowances on personal lending
First lien residential mortgages (a)	306	46		97	1,644	36	2,129
Other personal lending (b)	786	208		97	350	1,030	2,471
– other	438	87		59	43	672	1,299
– credit cards	347	119		33	36	298	833
– second lien residential mortgages	–	–		–	271	–	271
– motor vehicle finance	1	2		5	–	60	68

Total impairment allowances at 31 December 2014 (c)	1,092	254		194	1,994	1,066	4,600
(a) as a percentage of A	0.2%	–		3.7%	3.0%	0.9%	0.7%
(b) as a percentage of B	1.7%	0.6%		2.5%	3.6%	11.0%	2.3%
(c) as a percentage of C	0.6%	0.2%		3.0%	3.0%	7.9%	1.2%

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m

First lien residential mortgages (D)	140,474	92,047		2,451	60,955	3,948	299,875

Of which:
– interest only (including offset)	49,460	1,115		–	352	–	50,927
– affordability including ARMs	508	5,593		–	16,274	–	22,375

Other personal lending (E)	51,633	32,482		4,033	11,735	10,970	110,853
– other	37,126	21,636		2,728	5,309	5,651	72,450
– credit cards	14,496	10,274		915	1,145	3,526	30,356
– second lien residential mortgages	–	91		2	5,261	–	5,354
– motor vehicle finance	11	481		388	20	1,793	2,693

Total gross loans at 31 December 2013 (F)	192,107	124,529		6,484	72,690	14,918	410,728
Impairment allowances on personal lending
First lien residential mortgages (d)	439	57		124	2,886	32	3,538
Other personal lending (e)	959	222		169	532	1,182	3,064
– other	553	93		104	59	881	1,690
– credit cards	403	127		61	47	217	855
– second lien residential mortgages	–	–		–	426	–	426
– motor vehicle finance	3	2		4	–	84	93

Total impairment allowances at 31 December 2013 (f)	1,398	279		293	3,418	1,214	6,602
(d) as a percentage of D	0.3%	0.1%		5.1%	4.7%	0.8%	1.2%
(e) as a percentage of E	1.9%	0.7%		4.2%	4.5%	10.8%	2.8%
(f) as a percentage of F	0.7%	0.2%		4.5%	4.7%	8.1%	1.6%

For footnote, see page 202.

Total personal lending was US$394bn at 31 December 2014, down from US$411bn at the end of 2013 (US$392bn on a constant currency basis). We continued to run-off our CML portfolio in North America and the balance declined by a further US$5.7bn during the year.

Personal lending excluding the US CML run-off portfolio grew by US$7.7bn on a constant currency basis in 2014. This was mainly due to increased mortgage and other lending in Asia and growth in the mortgage portfolio in the US and Brazil. It was partially offset by a reduction in personal lending in UK.

Mortgage lending

(Unaudited)

We offer a wide range of mortgage products designed to meet customer needs, including capital repayment, interest-only, affordability and offset mortgages.

Group credit policy prescribes the range of acceptable residential property LTV thresholds with the maximum upper limit for new loans set at between 75% and 95%.

Specific LTV thresholds and debt-to-income ratios are managed at regional and country levels and, although the parameters must comply with Group policy, strategy and risk appetite, they differ in the various locations in which we operate to reflect the local economic and housing market conditions, regulations, portfolio performance, pricing and other product features.

The commentary that follows is on a constant currency basis

Personal lending excluding the US CML run-off portfolio, mortgage lending balances increased by US$3.9bn during the year. Mortgage lending in Asia, excluding the reclassification to Other Personal lending discussed on page 153, grew by US$4.8bn. The increases were primarily attributable to continued growth in Hong Kong (US$2.9bn) and, to a lesser extent, in Australia (US$0.5bn),

Malaysia (US$0.4bn), and Taiwan (US$0.3bn) as a result of strong demand and competitive customer offerings. The quality of our Asian mortgage book remained high with negligible defaults and impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 47% compared with an estimated 29% for the overall portfolio.

In North America, our Canadian mortgage balances increased by US$0.5bn during the year as a result of a focused mortgage campaign and process improvements. The Premier mortgage portfolio in the US also increased by US$0.9bn during 2014 as we continued to focus on growth in our core portfolios. Our business in the US exhibited lower collectively assessed impairment charges due to continued improvement in the credit quality of the mortgage portfolio. The US CML portfolio declined by US$5.7bn in 2014.

Mortgage lending in Brazil increased by US$0.5bn as a result of improvements to both our process and products offered and overall growth in the mortgage market in the country during the year.

In Europe, there was a marginal decline of US$1.4bn or 1% due to decreased lending and effects of repayments, mainly in the UK mortgage portfolio.

Interest-only products made up US$44bn of total UK mortgage lending, including US$19bn of offset mortgages in First Direct. The LTV ratio on new lending was 60% compared with an average of 43.7% for the total mortgage portfolio. The credit quality of our UK mortgage portfolio remained high and both loan impairment charges and delinquency levels declined in 2014.

We grew our mortgage book in France by US$0.6bn in the year due to strong demand.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other personal lending

(Unaudited)

Other personal lending increased by US$3.7bn in 2014. This was driven by growth in personal loans and revolving credit facilities in Asia, mainly in Hong Kong (US$3.1bn). We also reclassified US$1.7bn of loans in mainland China from Residential mortgages to other personal lending as the supporting collateral over some of the properties either under construction or completed was yet to be fully registered. These increases were partially offset by a reduction in credit card lending of US$0.7bn in the UK and US$0.3bn in Turkey, due to repayments. Term lending in North America, primarily Canada, declined by US$0.7bn during the year. There was also a US$0.2bn reduction in the auto finance dealers run off portfolio in Brazil.

HSBC Finance US Consumer and Mortgage Lending – residential mortgages17

(Unaudited)

	2014	2013
	US$m	US$m

Residential mortgages:
– first lien	21,915	27,305
Other personal lending:
– second lien	2,509	3,014

Total (A) at 31 December	24,424	30,319

Impairment allowances	1,679	3,028
– as a percentage of A	6.9%	10.0%

For footnote, see page 202.

HSBC Finance

Mortgage lending balances in HSBC Finance declined by US$5.7bn during 2014. In addition to the continued loan sales in the CML portfolio, we transferred a further US$2.9bn to assets held for sale during the year, and expect to sell these in multiple transactions over the next 12 months.

The decrease in impairment allowances reflected lower levels of both new impaired loans and loan balances outstanding as a result of continued liquidation of the portfolio. This included loan sales and loss estimates due to lower delinquency and loss severity levels than in 2013.

Across the first and second lien residential mortgages in our CML portfolio, two months and over delinquent balances reduced by US$2.5bn to US$2.4bn during 2014 reflecting the continued portfolio run-off and loan sales.

HSBC Finance: foreclosed properties in the US

(Unaudited)

	2014		2013
	US$m		US$m

Number of foreclosed properties at year-end	2,139		4,254
Number of properties added to foreclosed inventory in the period	3,716		9,752
Average (gain)/loss on sale of foreclosed properties[18]	(1%	)	1%
Average total loss on foreclosed properties[19]	51%		51%
Average time to sell foreclosed properties (days)	189		154

For footnotes, see page 202.

The number of foreclosed properties at 31 December 2014 significantly decreased compared with the end of 2013 as during 2014 more properties were sold than were added to the foreclosed inventory. We added fewer properties to the inventory as many of them were sold prior to taking title as a result of the ongoing sale of receivables from the CML portfolio.

HSBC Bank USA

In HSBC Bank USA, mortgage balances grew by US$0.9bn during 2014 as we implemented our strategy to grow the HSBC Premier customer base. Credit quality improved further during 2014 and balances which were two months and over delinquent in our first lien residential mortgage portfolio declined by US$0.3bn to US$1.1bn at December 2014. We also continued to sell all agency eligible new originations in the secondary market as a means of managing our interest rate risk and improving structural liquidity.

Trends in two months and over contractual delinquency in the US

(Unaudited)

	2014	2013
	US$m	US$m

In personal lending in the US
First lien residential mortgages	3,271	5,931
– Consumer and Mortgage Lending	2,210	4,595
– other mortgage lending	1,061	1,336

Second lien residential mortgages	216	406
– Consumer and Mortgage Lending	154	276
– other mortgage lending	62	130

Credit card	17	25
Personal non-credit card	7	25

Total at 31 December	3,511	6,387
	%	%

As a percentage of the equivalent loans and receivables balances
First lien residential mortgages	8.6	14.0
Second lien residential mortgages	5.0	8.1
Credit card	2.4	3.4
Personal non-credit card	1.4	4.9

Total at 31 December	8.1	13.1

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loan portfolio of HSBC Finance real estate secured balances

(Unaudited)

	Re-aged	[20]	Modified and re-aged	Modified	Total renegotiated loans	Total non- renegotiated loans	Total gross loans	Total impairment allowances	Impairment allowances/ gross loans
	US$m		US$m	US$m	US$m	US$m	US$m	US$m	%

At 31 December 2014	6,637		6,581	587	13,805	10,619	24,424	1,679	7
At 31 December 2013	8,167		8,213	768	17,148	13,171	30,319	3,028	10

For footnote, see page 202.

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

(Unaudited)

	Number of renegotiated loans (000s)				Total number
	Re-aged	Modified and re-aged	Modified	Total	of loans (000s)

At 31 December 2014	85	64	6	155	297
At 31 December 2013	102	78	8	188	352

HSBC Finance loan modifications and re-age programmes

HSBC Finance maintains loan modification and re-age (‘loan renegotiation’) programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure.

Since 2006, HSBC Finance has implemented an extensive loan renegotiation programme, and a significant portion of its loan portfolio has been subject to renegotiation at some stage in the life of the customer relationship as a consequence of the economic conditions in the US and the characteristics of HSBC Finance’s customer base.

The volume of loans that qualify for modification has reduced significantly in recent years and we expect this trend to continue. Volumes of new loan modifications are decreasing due to improvements in economic conditions, the cessation of new real estate secured and personal non-credit card receivables originations, and the continued run-off and loan sales in the CML portfolio.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria, and HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies varies according to its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

Renegotiated real estate secured are not eligible for a subsequent renegotiation for 12 months, with a maximum of five renegotiations permitted within a five-year period. Borrowers must be approved for a modification and, to activate it, must generally make two minimum qualifying monthly payments within 60 days. In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Real estate secured loans involving a bankruptcy and accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be considered current upon receipt of one qualifying payment, while accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, some products accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

2014 compared with 2013

At 31 December 2014, renegotiated real estate secured accounts in HSBC Finance represented 91% (2013: 91%) of North America’s total renegotiated loans. US$8.0bn of renegotiated real estate secured loans were classified as impaired (2013: US$10bn). During 2014, the aggregate number of renegotiated loans in HSBC Finance reduced, due to the run-off and loan sales in the CML portfolio, despite renegotiation activity continuing.

Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances. Consequently, a significant proportion of loans included in the table above have undergone multiple re-ages or modifications. In this regard, multiple modifications have remained consistent at 70% to 75% of total modifications.

The accounts that received second or subsequent renegotiations during the year do not appear in the statistics presented. These statistics treat a loan as an addition to the volume of renegotiated loans on its first renegotiation only.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Types of loan renegotiation programmes in HSBC Finance

•   A temporary modification is a change to the contractual terms of a loan that results in HSBC Finance giving up a right to contractual cash flows over a pre-defined period. With a temporary modification the loan is expected to revert back to the original contractual terms, including the interest rate charged, after the modification period. An example is reduced interest payments.

A substantial number of HSBC Finance modifications involve interest rate reductions, which lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications were granted for terms as low as six months, although, more recent modifications have a minimum term of two years.

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

Second lien mortgages in the US

The majority of second lien residential mortgages were taken up by customers who held a first lien mortgage issued by a third party. Second lien residential mortgage loans have a risk profile characterised by higher LTV ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss severity on default of second liens has typically approached 100% of the amount outstanding, as any equity in the property is consumed through the repayment of the first lien loan.

Impairment allowances for these loans were determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience. Once we believe that a second lien residential mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100% in the CML portfolios, and more than 80% in HSBC Bank USA.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Collateral and other credit enhancements held

(Audited)

Loans and advances held at amortised cost

Details of the Group’s practice regarding the use of collateral are provided in the Appendix to Risk on page 213.

The tables below provide a quantification of the value of fixed charges we hold over specific assets where we have a history of enforcing, and are able to enforce,

collateral in satisfying a debt in the event of the borrower failing to meet its contractual obligations, and where the collateral is cash or can be realised by sale in an established market. The collateral valuation excludes any adjustments for obtaining and selling the collateral and, in particular, loans shown as not collateralised or partially collateralised may also benefit from other forms of credit mitigants.

Residential mortgage loans including loan commitments by level of collateral

(Audited)

	Europe	Asia	[4]	MENA	North America	Latin America	Total
	US$m	US$m		US$m	US$m	US$m	US$m
Non-impaired loans and advances
Fully collateralised	135,875	99,257		2,431	43,317	3,759	284,639
LTV ratio:
– less than 50%	66,075	60,315		1,324	14,003	1,454	143,171
– 51% to 75%	56,178	31,142		856	20,872	1,777	110,825
– 76% to 90%	11,856	6,906		212	5,994	480	25,448
– 91% to 100%	1,766	894		39	2,448	48	5,195

Partially collateralised:
– greater than 100% LTV (A)	537	99		60	2,209	167	3,072
– collateral value on A	532	81		44	1,999	24	2,680

	136,412	99,356		2,491	45,526	3,926	287,711
Impaired loans and advances
Fully collateralised	906	256		122	8,618	154	10,056
LTV ratio:
– less than 50%	232	130		53	1,291	103	1,809
– 51% to 75%	417	90		29	3,462	35	4,033
– 76% to 90%	163	32		19	2,471	10	2,695
– 91% to 100%	94	4		21	1,394	6	1,519

Partially collateralised:
– greater than 100% LTV (B)	55	7		31	1,395	2	1,490
– collateral value on B	40	5		23	1,181	1	1,250

	961	263		153	10,013	156	11,546

At 31 December 2014	137,373	99,619		2,644	55,539	4,082	299,257

Non-impaired loans and advances
Fully collateralised	146,326	98,332		2,235	44,125	3,749	294,767
LTV ratio:
– less than 50%	55,028	55,479		749	13,172	1,337	125,765
– 51% to 75%	66,452	34,370		1,095	20,751	1,715	124,383
– 76% to 90%	21,603	6,836		348	6,933	606	36,326
– 91% to 100%	3,243	1,647		43	3,269	91	8,293

Partially collateralised:
– greater than 100% LTV (C)	1,410	362		42	4,150	59	6,023
– collateral value on C	852	307		37	3,681	49	4,926

	147,736	98,694		2,277	48,275	3,808	300,790
Impaired loans and advances
Fully collateralised	1,369	254		90	10,128	160	12,001
LTV ratio:
– less than 50%	244	100		15	1,393	97	1,849
– 51% to 75%	452	96		31	4,250	47	4,876
– 76% to 90%	320	49		34	2,809	13	3,225
– 91% to 100%	353	9		10	1,676	3	2,051

Partially collateralised:
– greater than 100% LTV (D)	104	17		6	2,548	8	2,683
– collateral value on D	91	4		6	2,272	4	2,377

	1,473	271		96	12,676	168	14,684

At 31 December 2013	149,209	98,965		2,373	60,951	3,976	315,474

For footnote, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Supplementary information

Gross loans and advances by industry sector over five years

(Unaudited)

	2014	Currency translation adjustment	Movement	2013	2012	2011	2010
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Personal	393,554	(19,092)	1,918	410,728	415,093	393,625	425,320
– first lien residential mortgages[6]	286,524	(12,372)	(979)	299,875	301,862	278,963	268,681
– other personal[7]	107,030	(6,720)	2,897	110,853	113,231	114,662	156,639

Corporate and commercial	540,556	(24,729)	22,020	543,265	513,229	472,784	445,505
– manufacturing	106,986	(5,856)	(1,008)	113,850	112,149	96,054	91,121
– international trade and services	180,791	(8,232)	4,355	184,668	169,389	152,709	146,567
– commercial real estate	73,293	(3,270)	1,717	74,846	76,760	73,941	71,880
– other property-related	52,387	(922)	8,477	44,832	40,532	39,539	34,838
– government	6,143	(395)	(739)	7,277	10,785	11,079	8,594
– other commercial[8]	120,956	(6,054)	9,218	117,792	103,614	99,462	92,505

Financial	50,818	(2,303)	2,598	50,523	46,871	44,832	41,213
– non-bank financial institutions	48,799	(2,180)	2,442	48,537	45,430	43,888	39,651
– settlement accounts	2,019	(123)	156	1,986	1,441	944	1,562

Asset-backed securities reclassified	2,069	(147)	(500)	2,716	3,891	5,280	5,892
Total gross loans and advances to customers (A)	986,997	(46,271)	26,036	1,007,232	979,084	916,521	917,930
Gross loans and advances to banks	112,198	(4,925)	(2,981)	120,104	117,142	139,203	142,027

Total gross loans and advances	1,099,195	(51,196)	23,055	1,127,336	1,096,226	1,055,724	1,059,957
Impaired loans and advances to customers	29,283	(1,538)	(5,607)	36,428	38,671	41,584	46,871
– as a percentage of A	3.0%			3.6%	3.9%	4.5%	4.8%
Impairment allowances on loans and advances to customers	12,337	(776)	(2,030)	15,143	16,112	17,511	20,083
– as a percentage of A	1.2%			1.5%	1.6%	1.9%	2.2%
Loan impairment charge	4,055	(160)	(1,833)	6,048	8,160	11,505	13,548
– new allowances net of allowance releases	5,010	(158)	(2,176)	7,344	9,306	12,931	14,568
– recoveries	(955)	(2)	343	(1,296)	(1,146)	(1,426)	(1,020)

For footnotes, see page 202.

The personal lending currency effect on gross loans and advances of US$19bn was made up as follows: Europe US$13bn, Asia US$2.6bn, Latin America US$1.8bn, North America US$1.8bn. The wholesale lending currency effect on gross loans and advances of US$32bn was made up as follows: Europe US$21bn, Asia US$4.8bn, Latin America US$4.7bn, North America US$1.5bn and Middle East and North Africa US$0.3bn.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of reported and constant currency impaired loans, allowances and charges by geographical region

(Unaudited)

	31 Dec 13 as reported	Currency translation adjustment [21]	31 Dec 13 at 31 Dec 14 exchange rates	Movement – constant currency basis	31 Dec 14 as reported	Reported change [22]	Constant currency change [22]
	US$m	US$m	US$m	US$m	US$m	%	%
Impaired loans
Europe	13,228	(1,011)	12,217	(1,975)	10,242	(23)	(16)
Asia[4]	1,623	(54)	1,569	479	2,048	26	31
Middle East and North Africa	2,285	(8)	2,277	(296)	1,981	(13)	(13)
North America	15,123	(42)	15,081	(3,387)	11,694	(23)	(22)
Latin America	4,244	(425)	3,819	(454)	3,365	(21)	(12)

	36,503	(1,540)	34,963	(5,633)	29,330	(20)	(16)
Impairment allowances
Europe	5,598	(420)	5,178	(723)	4,455	(20)	(14)
Asia[4]	1,214	(32)	1,182	174	1,356	12	15
Middle East and North Africa	1,583	(4)	1,579	(173)	1,406	(11)	(11)
North America	4,242	(28)	4,214	(1,574)	2,640	(38)	(37)
Latin America	2,564	(294)	2,270	259	2,529	(1)	11

	15,201	(778)	14,423	(2,037)	12,386	(19)	(14)
Loan impairment charge
Europe	1,732	62	1,794	(715)	1,079	(38)	(40)
Asia[4]	483	(17)	466	178	644	33	38
Middle East and North Africa	(44)	–	(44)	43	(1)	98	98
North America	1,235	(15)	1,220	(920)	300	(76)	(75)
Latin America	2,642	(190)	2,452	(419)	2,033	(23)	(17)

	6,048	(160)	5,888	(1,833)	4,055	(33)	(31)

For footnotes, see page 202.

Reconciliation of reported and constant currency loan impairment charges to the income statement

(Unaudited)

	31 Dec 13 as reported	Currency translation adjustment [21]	31 Dec 13 at 31 Dec 14 exchange rates	Movement – constant currency basis	31 Dec 14 as reported	Reported change [22]	Constant currency change [22]
	US$m	US$m	US$m	US$m	US$m	%	%
Loan impairment charge
Europe	1,732	62	1,794	(715)	1,079	(38)	(40)
– new allowances	3,082	99	3,181	(736)	2,445	(21)	(23)
– releases	(713)	(11)	(724)	(338)	(1,062)	(49)	(47)
– recoveries	(637)	(26)	(663)	359	(304)	52	54

Asia[4]	483	(17)	466	178	644	33	38
– new allowances	953	(31)	922	193	1,115	17	21
– releases	(303)	8	(295)	(23)	(318)	(5)	(8)
– recoveries	(167)	6	(161)	8	(153)	8	5

Middle East and North Africa	(44)	–	(44)	43	(1)	98	98
– new allowances	408	(1)	407	(52)	355	(13)	(13)
– releases	(365)	2	(363)	49	(314)	14	13
– recoveries	(87)	(1)	(88)	46	(42)	52	52

North America	1,235	(15)	1,220	(920)	300	(76)	(75)
– new allowances	1,640	(17)	1,623	(715)	908	(45)	(44)
– releases	(282)	2	(280)	(213)	(493)	(75)	(76)
– recoveries	(123)	–	(123)	8	(115)	7	7

Latin America	2,642	(190)	2,452	(419)	2,033	(23)	(17)
– new allowances	3,262	(243)	3,019	(312)	2,707	(17)	(10)
– releases	(338)	34	(304)	(29)	(333)	1	(10)
– recoveries	(282)	19	(263)	(78)	(341)	(21)	(30)

Total	6,048	(160)	5,888	(1,833)	4,055	(33)	(31)
– new allowances	9,345	(193)	9,152	(1,622)	7,530	(19)	(18)
– releases	(2,001)	35	(1,966)	(554)	(2,520)	(26)	(28)
– recoveries	(1,296)	(2)	(1,298)	343	(955)	26	26

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Loan impairment charges by industry sector over five years

(Unaudited)

	2014	2013	2012	2011	2010
	US$m	US$m	US$m	US$m	US$m

Loan impairment charge/(release)
Personal	1,803	3,196	5,362	9,318	11,187
Corporate and commercial	2,256	2,974	2,802	2,114	2,198
Financial[5]	(4)	(122)	(4)	73	163

Year ended 31 December	4,055	6,048	8,160	11,505	13,548
For footnotes, see page 202. Charge for impairment losses as a percentage of average gross loans and advances to customers (Unaudited)
	2014	2013	2012	2011	2010
	%	%	%	%	%

New allowances net of allowance releases	0.53	0.81	1.00	1.34	1.65
Recoveries	(0.10)	(0.14)	(0.12)	(0.15)	(0.12)

Total charge for impairment losses	0.43	0.67	0.88	1.19	1.53

Amount written off net of recoveries	0.58	0.59	0.93	1.14	2.08
Movement in impairment allowances over five years (Unaudited)
	2014	2013	2012	2011	2010
	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	15,201	16,169	17,636	20,241	25,649

Amounts written off	(6,379)	(6,655)	(9,812)	(12,480)	(19,300)
– personal	(3,733)	(4,367)	(6,905)	(10,431)	(16,458)
– corporate and commercial	(2,425)	(2,229)	(2,677)	(2,009)	(2,789)
– financial[5]	(221)	(59)	(230)	(40)	(53)

Recoveries of amounts written off in previous years	955	1,296	1,146	1,426	1,020
– personal	818	1,097	966	1,175	846
– corporate and commercial	128	198	172	242	156
– financial[5]	9	1	8	9	18

Loan impairment charge	4,055	6,048	8,160	11,505	13,548
Exchange and other movements[13]	(1,446)	(1,657)	(961)	(3,056)	(676)

Impairment allowances at 31 December	12,386	15,201	16,169	17,636	20,241

Impairment allowances
– individually assessed	6,244	7,130	6,629	6,662	6,615
– collectively assessed	6,142	8,071	9,540	10,974	13,626

Impairment allowances at 31 December	12,386	15,201	16,169	17,636	20,241

Amount written off net of recoveries as a percentage of average gross loans and advances to customers	0.6%	0.6%	1.0%	1.2%	2.2%

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Gross loans and advances to customers by country

(Unaudited)

	First lien residential mortgages US$m	[6]	Other personal[7] US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

Europe	131,000		47,531	35,313	200,313	414,157
UK	123,239		21,023	25,927	156,577	326,766
France	2,914		12,820	7,341	21,834	44,909
Germany	6		212	304	7,275	7,797
Switzerland	298		8,149	225	614	9,286
Turkey	645		3,389	297	4,244	8,575
Other	3,898		1,938	1,219	9,769	16,824

Asia	93,147		36,368	70,057	164,739	364,311
Hong Kong	56,656		22,891	52,208	82,362	214,117
Australia	9,154		815	2,130	6,360	18,459
India	1,235		285	613	5,099	7,232
Indonesia	64		469	202	5,476	6,211
Mainland China	4,238		1,981	6,606	24,875	37,700
Malaysia	5,201		1,750	1,988	5,217	14,156
Singapore	9,521		5,878	4,210	11,951	31,560
Taiwan	3,920		626	118	7,057	11,721
Other	3,158		1,673	1,982	16,342	23,155

Middle East and North Africa (excluding Saudi Arabia)	2,647		3,924	2,246	21,633	30,450
Egypt	1		510	98	2,272	2,881
UAE	2,263		1,782	1,545	13,814	19,404
Other	383		1,632	603	5,547	8,165

North America	55,577		9,823	15,492	51,535	132,427
US	37,937		5,482	11,461	38,632	93,512
Canada	16,236		4,085	3,708	11,825	35,854
Other	1,404		256	323	1,078	3,061

Latin America	4,153		9,384	2,572	29,543	45,652
Argentina	15		1,169	93	2,119	3,396
Brazil	2,067		5,531	1,077	16,814	25,489
Mexico	1,967		2,642	1,336	9,503	15,448
Other	104		42	66	1,107	1,319

At 31 December 2014	286,524		107,030	125,680	467,763	986,997

Europe	140,474		51,633	38,634	230,932	461,673
UK	132,174		22,913	28,127	185,534	368,748
France	2,661		13,840	8,442	23,962	48,905
Germany	7		218	127	6,361	6,713
Switzerland	364		8,616	269	320	9,569
Turkey	833		4,002	305	4,059	9,199
Other	4,435		2,044	1,364	10,696	18,539

Asia	92,047		32,482	61,707	151,875	338,111
Hong Kong	53,762		19,794	44,904	75,547	194,007
Australia	9,468		1,236	2,511	7,138	20,353
India	1,080		297	425	4,231	6,033
Indonesia	69		447	78	5,361	5,955
Mainland China	4,880		300	5,808	22,149	33,137
Malaysia	5,140		1,994	1,997	5,420	14,551
Singapore	10,283		5,754	3,953	12,188	32,178
Taiwan	3,797		660	158	5,198	9,813
Other	3,568		2,000	1,873	14,643	22,084

Middle East and North Africa (excluding Saudi Arabia)	2,451		4,033	1,972	20,320	28,776
Egypt	1		477	146	2,232	2,856
UAE	2,082		1,842	1,331	12,344	17,599
Other	368		1,714	495	5,744	8,321

North America	60,955		11,735	14,616	44,884	132,190
US	42,317		6,257	10,174	30,952	89,700
Canada	17,036		5,116	3,912	13,079	39,143
Other	1,602		362	530	853	3,347

Latin America	3,948		10,970	2,749	28,815	46,482
Argentina	20		1,425	62	2,103	3,610
Brazil	1,811		6,466	1,268	17,132	26,677
Mexico	2,117		3,079	1,398	8,994	15,588
Other	–		–	21	586	607

At 31 December 2013	299,875		110,853	119,678	476,826	1,007,232
For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The above tables analyse loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

HSBC Holdings

(Audited)

Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Management Committee (‘HALCO’). The major risks faced by HSBC Holdings are credit risk, liquidity risk and market risk (in the form of interest rate risk and foreign exchange risk), of which the most significant is credit risk.

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

HSBC Holdings’ maximum exposure to credit risk at 31 December 2014 is shown below. Its financial assets principally represent claims on Group subsidiaries in Europe and North America.

All the derivative transactions are with HSBC undertakings that are banking counterparties (2013: 100%) and for which HSBC Holdings has in place master netting arrangements. Since 2012, the credit risk exposure has been managed on a net basis and the remaining net exposure is specifically collateralised in the form of cash.

HSBC Holdings – maximum exposure to credit risk

(Audited)

	2014			2013
	Maximum exposure	Offset	Exposure to credit risk (net)	Maximum exposure	Offset	Exposure to credit risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m

Cash at bank and in hand:
– balances with HSBC undertakings	249	–	249	407	–	407
Derivatives	2,771	(2,610)	161	2,789	(2,755)	34
Loans and advances to HSBC undertakings	43,910	–	43,910	53,344	–	53,344
Financial investments in HSBC undertakings	4,073	–	4,073	1,210	–	1,210
Financial guarantees and similar contracts	52,023	–	52,023	52,836	–	52,836
Loan and other credit-related commitments	16	–	16	1,245	–	1,245

At 31 December	103,042	(2,610)	100,432	111,831	(2,755)	109,076

The credit quality of loans and advances and financial investments, both of which consist of intra-Group lending, is assessed as ‘strong’ or ‘good’, with 100% of  the exposure being neither past due nor impaired (2013: 100%).

Securitisation exposures and other structured products

(Audited)

This section contains information about our exposure to asset-backed securities (‘ABS’s), some of which are held through consolidated structured entities and are summarised in the table below.

A summary of the nature of HSBC’s exposures is provided in the Appendix to Risk on page 214.

Overall exposure of HSBC

(Audited)

	Carrying amount[23]
	2014	2013
	US$bn	US$bn

Asset-backed securities	48.9	50.1
– fair value through profit or loss	3.6	3.1
– available for sale[24]	29.7	42.7
– held to maturity[24]	13.4	1.1
– loans and receivables	2.2	3.2

At 31 December	48.9	50.2

For footnotes, see page 202.

The following table summarises the carrying amount of our ABS exposure by categories of collateral and includes assets held in the GB&M legacy credit portfolio with a carrying value of US$23bn (2013: US$28bn).

At 31 December 2014, the available-for-sale reserve in respect of ABSs was a deficit of US$777m (2013: deficit of US$1,643m). For 2014, the impairment write-back in respect of ABSs was US$276m (2013: write-back of US$289m).

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs23

(Audited)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Mortgage-related assets:
Sub-prime residential	122	3,081	–	–	308	3,511	2,075
US Alt-A residential	96	3,022	11	–	110	3,239	2,411
US Government agency and sponsored enterprises:
MBSs	82	10,401	13,436	–	–	23,919	–
Other residential	928	1,220	–	–	330	2,478	652
Commercial property	654	3,627	–	–	516	4,797	2,854

Leveraged finance-related assets	172	3,660	–	–	218	4,050	2,526
Student loan-related assets	242	3,545	–	–	119	3,906	3,284
Other assets	1,264	1,114	–	19	646	3,043	758

At 31 December 2014	3,560	29,670	13,447	19	2,247	48,943	14,560

Mortgage-related assets:
Sub-prime residential	178	2,977	–	–	403	3,558	2,782
US Alt-A residential	101	3,538	18	–	134	3,791	2,926
US Government agency and sponsored enterprises:
MBSs	178	18,661	1,110	–	–	19,949	–
Other residential	618	1,925	–	–	399	2,942	1,513
Commercial property	133	5,667	–	104	669	6,573	5,146
Leveraged finance-related assets	294	5,011	–	–	251	5,556	4,310
Student loan-related assets	196	3,705	–	–	121	4,022	3,495
Other assets	1,271	1,265	–	34	1,186	3,756	989

At 31 December 2013	2,969	42,749	1,128	138	3,163	50,147	21,161

For footnote, see page 202.

Representations and warranties related to mortgage sales and securitisation activities

(Unaudited)

We have been involved in various activities related to the sale and securitisation of residential mortgages that are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and their securitisation by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for the third-party issuance of private label mortgage-backed securities (‘MBS’s) with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government-sponsored entities.

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

At 31 December 2014, a liability of US$27m (2013: US$99m) was recognised in respect of various representations and warranties regarding the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process and compliance with the origination criteria established by the agencies. In the event of a breach of its representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The estimated liability was based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and the expected future repurchase demands in respect of mortgages sold to date which were either two or more payments delinquent or might become delinquent at an estimated conversion rate. Repurchase demands of US$3m were outstanding at 2014 (2013: US$44m).

For further information on legal proceedings and regulatory matters, see Note 40 on the Financial Statements.

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

The outstanding repurchase demands and movement in repurchase liabilities are as follows:

Outstanding repurchase demands received from GSEs and other third parties

	2014 US$m	2013 US$m

GSEs	2	41
Others	1	3

At 31 December	3	44
Movement in repurchase liability for loans sold to GSEs and other third parties
	2014 US$m	2013 US$m

At 1 January	99	219
Increase/(decrease) in liability recorded through earnings	(41)	21
Realised losses	(31)	(141)

At 31 December	27	99

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

Risk elements in the loan portfolio

(Unaudited)

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually more than 90 days past due as to interest or principal; and

•	troubled debt restructurings not included in the above.

Interest foregone on impaired and restructured loans

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$2.2bn in 2014 (2013: US$2.5bn). The table below analyses this by geographic region.

	US$m	US$m

Europe	218	214
Asia	113	92
Middle East and North Africa	135	147
North America	1,350	1,667
Latin America	411	421

Year ended 31 December	2,227	2,541

Interest recognised on impaired and restructured loans

Interest income from such loans of approximately US$1.6bn was recorded in 2014 (2013: US$1.7bn). The table below analyses this by geographical region.

	2014	2013
	US$m	US$m

Europe	112	97
Asia	38	42
Middle East and North Africa	40	28
North America	995	1,087
Latin America	284	410

Year ended 31 December	1,469	1,664

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 137 .

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

HSBC HOLDINGS PLC

162a

Report of the Directors: Financial Review (continued)

The balance of impaired loans at 31 December 2014 was US$7.2bn lower than at 31 December 2013. This reduction occurred primarily in North America due to the continued run-off of the CML portfolio, partly offset by increases in individually assessed impaired balances in Asia.

Unimpaired loans more than 90 days past due

Examples of unimpaired loans more than 90 days past due include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

The amount of unimpaired loans more than 90 days past due at 31 December 2014 was US$72m, US$55m lower than at 31 December 2013.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDRs in the table on page 162(a). Loans that have been identified as a TDR under the US guidance retain this designation until maturity or derecognition.

The balance of TDRs not included as impaired loans at 31 December 2014 was US$253m lower than at 31 December 2013. The decrease was mainly in North America and reflects the continued run off and loan sales in the CML portfolio. This was partly offset by an increase in the Middle East and North Africa and Europe.

Potential problem loans

Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. The following concentrations of credit risk have a higher risk of containing potential problem loans.

‘Total Personal lending’ on page 151 includes disclosure about certain homogeneous groups of loans, including interest-only mortgages and ARMs, which are collectively assessed for impairment. Collectively assessed loans and advances approach, as described on page 137, although typically not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on pages 212 and 351.

‘Renegotiated loans and forbearance’ on page 138 includes disclosure about the credit quality of loans whose contractual terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flow as a result of a concession which the lender would otherwise not consider; and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-repayment of future cash flows, and there are no other indicators of impairment. Refer to page 155 for further details on renegotiated loans within HSBC Finance.

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 209 .

Areas of special interest’ on page 126 includes information on Oil and Gas, Russia and Greece.

Refinancing risk in the commercial real estate sector is a separate area of focus and is covered on page 146.

HSBC HOLDINGS PLC

162b

Report of the Directors: Financial Review (continued)

Analysis of risk elements in the loan portfolio by geographical region

(Unaudited)

	2014 US$m	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Impaired loans
Europe	10,242	13,228	11,145	11,819	11,500
Asia	2,048	1,623	1,624	1,678	1,989
Middle East and North Africa	1,981	2,285	2,474	2,445	2,549
North America	11,694	15,123	20,345	22,758	27,902
Latin America	3,365	4,244	3,188	3,039	3,124

	29,330	36,503	38,776	41,739	47,064

Unimpaired loans contractually more than 90 days past due as to principal or interest
Europe	6	25	33	41	65
Asia	1	33	14	24	47
Middle East and North Africa	59	56	108	214	263
North America	3	13	69	74	265
Latin America	3	–	–	10	3

	72	127	224	363	643

Troubled debt restructurings (not included in the classifications above)
Europe	1,652	1,427	1,306	753	591
Asia	267	277	236	230	403
Middle East and North Africa	778	406	593	444	141
North America	3,932	4,643	3,813	2,300	1,970
Latin America	353	482	1,001	1,037	1,274

	6,982	7,235	6,949	4,764	4,379

Trading loans classified as in default
North America	4	133	166	230	412

Risk elements on loans[61]
Europe	11,900	14,680	12,484	12,613	12,157
Asia	2,316	1,933	1,874	1,932	2,439
Middle East and North Africa	2,818	2,747	3,175	3,103	2,953
North America	15,633	19,912	24,393	25,362	30,549
Latin America	3,721	4,726	4,189	4,086	4,401

	36,388	43,998	46,115	47,096	52,499

Assets held for resale[62]
Europe	29	46	51	60	47
Asia	14	10	19	14	7
Middle East and North Africa	–	–	–	–	2
North America	186	370	319	359	1,084
Latin America	16	27	55	69	121

	245	453	444	502	1,261

Total risk elements
Europe	11,929	14,726	12,535	12,673	12,204
Asia	2,330	1,943	1,893	1,946	2,446
Middle East and North Africa	2,818	2,747	3,175	3,103	2,955
North America	15,819	20,282	24,712	25,721	31,633
Latin America	3,737	4,753	4,244	4,155	4,522

At 31 December	36,633	44,451	46,559	47,598	53,760

	%	%	%	%	%

Loan impairment allowances as a percentage of risk elements on loans[63]	34.0	34.7	35.2	37.6	38.9

For footnotes, see page 202.

HSBC HOLDINGS PLC

162c

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

In-country foreign currency and cross-border amounts outstanding

(Unaudited)

	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn

At 31 December 2014
US	6.8	30.3	32.4	69.5
Mainland China	26.5	5.7	28.5	60.7
UK	24.0	8.3	41.8	74.2
Germany	7.7	26.6	6.7	41.0
Hong Kong	8.1	0.4	29.0	37.5
Japan[64]	9.0	15.7	12.2	36.9
France	7.3	3.1	11.6	22.1

At 31 December 2013
US	10.0	2.3	42.5	54.8
UK	5.9	34.3	24.5	64.7
Mainland China	28.8	6.9	19.3	55.0
Germany	10.0	12.9	31.9	54.8
France	12.8	21.1	5.6	39.5
Hong Kong	10.9	0.7	26.5	38.1
Japan[64]	7.2	14.8	7.0	29.0
Ireland[64]	6.2	8.7	11.2	26.1

At 31 December 2012
UK	5.9	37.9	14.7	58.5
US	18.0	2.8	34.7	55.5
Mainland China	23.4	3.3	16.0	42.7
Japan	11.6	15.9	10.2	37.7
France	12.8	11.3	13.2	37.3
Hong Kong	8.3	1.0	21.3	30.6
Germany	6.7	16.8	1.6	25.1
Ireland	0.8	0.1	19.5	20.4

For footnote, see page 202.

HSBC HOLDINGS PLC

162d

Report of the Directors: Financial Review (continued)

Liquidity and funding

	Page	App[1]	Tables	Page
Liquidity and funding	164	215
Primary sources of funding		215
Liquidity and funding in 2014	164
Customer deposit markets	164
Wholesale senior funding markets	164
Liquidity regulation	164
Management of liquidity and funding risk	165	215
Inherent liquidity risk categorisation		215
Core deposits		216
Advances to core funding ratio	165	216	Advances to core funding ratios	165
Stressed coverage ratios	165	216	Stressed one-month and three-month coverage ratios	165
Stressed scenario analysis		216
Liquid assets of HSBC’s principal operating entities	166	217	Liquid assets of HSBC’s principal entities	166
Net contractual cash flows	166	217	Net cash inflows/(outflows) for inter-bank loans and intra-group deposits and reverse repo, repo and short positions	167
Wholesale debt monitoring		218
Liquidity behaviouralisation		218
Funds transfer pricing		219
Contingent liquidity risk arising from committed lending facilities	167		The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure	167
Sources of funding	168
Repos and stock lending		219	Funding sources and uses	168
Cross-border intra-Group and cross-currency liquidity and funding risk	169		Advances to core funding ratios by material currency	169
Wholesale term debt maturity profile	169		Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities	170
Encumbered and unencumbered assets	171	220	Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet)	171
Collateral	171
The effect of active collateral management		220
Off-balance sheet collateral received and pledged for reverse repo, stock borrowing and derivative transactions	171
Analysis of on-balance sheet encumbered and unencumbered assets	171		Analysis of on-balance sheet encumbered and unencumbered assets	172
Additional contractual obligations	173
Contractual maturity of financial liabilities	173		Cash flows payable by HSBC under financial liabilities by remaining contractual maturities	173
Management of cross-currency liquidity and funding risk		221
HSBC Holdings	174	221	Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities	174
1 Appendix to Risk – risk policies and practices.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquidity and funding

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There were no material changes to our policies and practices for the management of liquidity and funding risks in 2014.

Following the change in balance sheet presentation explained on page 347, the advances to deposits ratio now excludes non-trading reverse repos and repos with customers. The change had no effect on the 31 December 2013 ratio as disclosed.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 215.

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

Liquidity and funding in 2014

(Unaudited)

The liquidity position of the Group strengthened in 2014, and we continued to enjoy strong inflows of customer deposits and maintained good access to wholesale markets. Customer accounts increased by 4% (US$47bn) on a constant currency basis. On a reported basis, customer account balances decreased marginally by 1% (US$11bn). Loans and advances to customers increased by 3% (US$28bn) on a constant currency basis. On a reported basis, loans and advances to customers decreased by 2% (US$17bn). These changes resulted in a small decrease in our advances to deposits ratio to 72% (2013:73%)

HSBC UK recorded a decrease in its advances to core funding (‘ACF’) ratio to 97% at 31 December 2014 (2013: 100%), mainly because core deposits increased more than advances, and due to the disposal of legacy assets.

The Hongkong and Shanghai Banking Corporation recorded an increase in its ACF ratio to 75% at 31 December 2014 (2013: 72%), mainly because advances increased more than core deposits.

HSBC USA recorded an increase in its ACF ratio to 100% at 31 December 2014 (2013: 85%), mainly because of growth in customer advances.

HSBC UK, The Hongkong and Shanghai Banking Corporation and HSBC USA are defined in footnotes 26 to 28 on page 202. The ACF ratio is discussed on page 216.

Customer deposit markets

(On constant currency basis)

Retail Banking and Wealth Management

RBWM customer account balances increased by 4%, driven by our two home markets of the UK and Hong Kong and the majority of our priority growth markets.

Commercial Banking

Customer accounts increased by 7% in 2014, driven by growth in Payments and Cash Management accounts in our two home markets.

Global Banking and Markets

Customer accounts increased by 2% in 2014, mainly from a rise in Payments and Cash Management accounts.

Global Private Banking

GPB customer account balances decreased by 10% compared with the end of 2013 following the continued repositioning of the GPB business and a client portfolio disposal.

Wholesale senior funding markets

Conditions in the bank wholesale debt markets were generally positive in 2014, supporting increased primary market issuance volumes across the capital structure from banks when compared with 2013. Periods of volatility remained, however, particularly during the latter months of the year when concerns around the decline in the oil price and growth in Europe combined with a variety of other factors to leave the outlook uncertain, with market confidence affected as a result.

In 2014, we issued the equivalent of US$20bn (2013: US$16bn) of senior term debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities.

Liquidity regulation

(Unaudited)

The European adoption of the Basel Committee framework (legislative texts known as the Capital Requirements Regulation and Directive – ‘CRR/CRD IV’) was published in June 2013, and required the reporting of the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’) to European regulators from January 2014, which was subsequently delayed until 30 June 2014. A significant level of interpretation has been required to report and calculate the LCR as defined in the CRR text as certain areas were only addressed by the finalisation of the LCR delegated act in January 2015, which will not become a regulatory standard until 1 October 2015. The European calibration of NSFR is still pending following the Basel Committee’s final recommendation in October 2014.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Management of liquidity and funding risk

(Audited)

Our liquidity and funding risk management framework (‘LFRF’) employs two key measures to define, monitor and control the liquidity and funding risk of each of our operating entities. The ACF ratio is used to monitor the structural long-term funding position, and the stressed coverage ratio, incorporating Group-defined stress scenarios, is used to monitor the resilience to severe liquidity stresses.

The three principal entities listed in the tables below represented 66% (2013: 66%) of the Group’s customer accounts. Including the other principal entities, the percentage was 95% (2013: 94%).

Advances to core funding ratio

The table to the right shows the extent to which loans and advances to customers in our principal banking entities were financed by reliable and stable sources of funding.

ACF limits set for principal operating entities at 31 December 2014 ranged between 80% and 120%.

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

Advances to core funding ratios25

(Audited)

	At 31 December
	2014	2013
	%	%

HSBC UK26
Year-end	97	100
Maximum	102	107
Minimum	97	100
Average	100	104

The Hongkong and Shanghai Banking Corporation[27]
Year-end	75	72
Maximum	75	77
Minimum	72	70
Average	74	74

HSBC USA[28]
Year-end	100	85
Maximum	100	85
Minimum	85	78
Average	95	82

Total of HSBC’s other principal entities[29]
Year-end	92	93
Maximum	94	93
Minimum	92	89
Average	93	91

For footnotes, see page 202.

The one-month stressed coverage ratio for HSBC UK increased as certain assets previously treated as realisable under stress between 1 and 3 months were reassessed as being either realisable within 1 month or beyond 3 months. The three-month stressed coverage ratio remained broadly unchanged.

The stressed coverage ratios for the other entities remained broadly unchanged.

Stressed one-month and three-month coverage ratios25

(Audited)

	Stressed one-month coverage ratios at 31 December		Stressed three-month coverage ratios at 31 December
	2014	2013	2014	2013
	%	%	%	%
HSBC UK26
Year-end	117	106	109	109
Maximum	117	114	109	109
Minimum	102	100	103	101
Average	107	106	104	103

The Hongkong and Shanghai Banking Corporation[27]
Year-end	117	119	112	114
Maximum	119	131	114	126
Minimum	114	113	111	109
Average	116	119	112	114

HSBC USA[28]
Year-end	111	114	104	110
Maximum	122	126	111	119
Minimum	108	110	104	109
Average	115	115	107	112

Total of HSBC’s other principal entities[29]
Year-end	121	121	108	114
Maximum	121	128	115	119
Minimum	114	113	108	109
Average	117	120	110	113

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Liquid assets of HSBC’s principal operating entities

The table below shows the estimated liquidity value (before assumed haircuts) of assets categorised as liquid and used for the purposes of calculating the three-month stressed coverage ratios, as defined under the LFRF.

The level of liquid assets reported reflects the stock of unencumbered liquid assets at the reporting date, adjusted for the effect of reverse repo, repo and collateral swaps maturing within three months as the liquidity value of these transactions is reflected as a contractual cash flow reported in the net contractual cash flow table.

Like reverse repo transactions with residual contractual maturities within three months, unsecured interbank loans maturing within three months are not included in liquid assets, but are treated as contractual cash inflows.

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

For a summary of our liquid asset policy and definitions of the classifications shown in the table below, see the Appendix to Risk on page 217.

Liquid assets of HSBC’s principal entities

(Audited)

	Estimated liquidity value[30]
	31 December 2014	31 December 2013
	US$m	US$m

HSBC UK26
Level 1	131,756	168,877
Level 2	4,688	1,076
Level 3	66,011	63,509

	202,455	233,462

The Hongkong and Shanghai Banking Corporation[27]
Level 1	109,683	108,713
Level 2	4,854	5,191
Level 3	7,043	7,106

	121,580	121,010

HSBC USA[28]
Level 1	51,969	43,446
Level 2	15,184	12,709
Level 3	197	5,044
Other	9,492	8,000

	76,842	69,199

Total of HSBC’s other principal entities[29]
Level 1	141,659	144,774
Level 2	10,419	12,419
Level 3	13,038	13,663

	165,116	170,856

For footnotes, see page 202.

All assets held within the liquid asset portfolio are unencumbered.

Liquid assets held by HSBC UK decreased as a result of switching from central bank reserves to short-term reverse repo placements. A corresponding improvement can be seen in HSBC UK’s net repo cash flow shown in the net contractual cash flow table.

Liquid assets held by The Hongkong and Shanghai Banking Corporation remained broadly unchanged.

Liquid assets held by HSBC USA increased, mainly due to a reduction in short-term repos and the reclassification of some assets as liquid in line with the LFRF.

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

Outflows included in the denominator of the stressed coverage ratios include the principal outflows associated with the contractual maturity of wholesale debt securities reported in the table headed ‘Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities’ on page 170.

For a summary of our policy and definitions of the classifications shown in the table below, see the Appendix to Risk on page 218.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Net cash inflows/(outflows) for interbank and intra-Group loans and deposits and reverse repo, repo and short positions

(Audited)

	At 31 December 2014		At 31 December 2013
	Cash flows within 1 month	Cash flows from 1 to 3 months	Cash flows within 1 month	Cash flows from 1 to 3 months
	US$m	US$m	US$m	US$m
Interbank and intra-Group loans and deposits
HSBC UK26	(14,110)	(2,846)	(19,033)	(5,272)
The Hongkong and Shanghai Banking Corporation[27]	(1,277)	6,862	2,314	7,487
HSBC USA[28]	(18,353)	1,648	(24,268)	729
Total of HSBC’s other principal entities[29]	(1,322)	6,158	4,295	10,149

Reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)
HSBC UK26	(16,070)	11,551	(39,064)	149
The Hongkong and Shanghai Banking Corporation[27]	8,139	8,189	12,662	4,297
HSBC USA[28]	(4,928)	–	(11,001)	–
Total of HSBC’s other principal entities[29]	(22,110)	(11,120)	(40,223)	9,551

For footnotes, see page 202.

Contingent liquidity risk arising from committed lending facilities

(Audited)

The Group’s operating entities provide commitments to various counterparties. In terms of liquidity risk, the most significant risk relates to committed lending facilities which, whilst undrawn, give rise to contingent liquidity risk as they could be drawn during a period of liquidity stress. Commitments are given to customers and committed lending facilities are provided to consolidated multi-seller conduits established to enable clients to access flexible market-based sources of finance (see page 443), consolidated securities investment conduits and third-party sponsored conduits.

The consolidated securities investment conduits include Solitaire Funding Limited (‘Solitaire’) and Mazarin Funding Limited (‘Mazarin’). They issue asset-backed commercial paper secured against the portfolio of securities held by them. At 31 December 2014, HSBC

UK had undrawn committed lending facilities to these conduits of US$11bn (2013: US$15bn), of which Solitaire represented US$9.5bn (2013: US$11bn) and the remaining US$1.6bn (2013: US$4bn) pertained to Mazarin. Although HSBC UK provides a liquidity facility, Solitaire and Mazarin have no need to draw on it so long as HSBC purchases the commercial paper issued, which it intends to do for the foreseeable future. At 31 December 2014, the commercial paper issued by Solitaire and Mazarin was entirely held by HSBC UK. Since HSBC controls the size of the portfolio of securities held by these conduits, no contingent liquidity risk exposure arises as a result of these undrawn committed lending facilities.

The table below shows the level of undrawn commitments to customers outstanding for the five largest single facilities and the largest market sector, and the extent to which they are undrawn.

The Group’s contractual undrawn exposures at 31 December monitored under the contingent liquidity risk limit structure

(Audited)

	HSBC UK26		HSBC USA[28]		HSBC Canada		The Hongkong and Shanghai Banking Corporation[27]
	2014	2013	2014	2013	2014	2013	2014	2013
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Commitments to conduits
Consolidated multi-seller conduits
– total lines	9.8	10.1	2.3	2.5	0.2	1.0	–	–
– largest individual lines	0.9	0.7	0.5	0.5	0.2	0.7	–	–
Consolidated securities investment conduits – total lines	11.1	14.8	–	–	–	–	–	–
Third party conduits – total lines	–	–	0.1	0.7	–	–	–	–

Commitments to customers
– five largest[31]	2.6	4.4	7.1	6.3	1.7	1.5	1.5	2.4
– largest market sector[32]	16.6	9.5	10.0	8.2	3.5	3.4	3.2	2.7

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Sources of funding

(Audited)

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The ‘Funding sources and uses’ table below, which provides a consolidated view of how our balance sheet is funded, should be read in light of the LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. The assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

The level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets – cash and balances with central banks and financial investments – as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

For a summary of sources and utilisation of repos and stock lending, see the Appendix to Risk on page 219.

Funding sources and uses33

(Audited)

	2014	2013
	US$m	US$m
Sources
Customer accounts[1]	1,350,642	1,361,297
Deposits by banks[1]	77,426	86,507
Repurchase agreements – non-trading[1]	107,432	164,220
Debt securities issued	95,947	104,080
Subordinated liabilities	26,664	28,976
Financial liabilities designated at fair value	76,153	89,084
Liabilities under insurance contracts	73,861	74,181
Trading liabilities	190,572	207,025
– repos	3,798	17,421
– stock lending	12,032	12,218
– settlement accounts	17,454	17,428
– other trading liabilities	157,288	159,958

Total equity	199,979	190,459

At 31 December	2,198,676	2,305,829

For footnote, see page 202.

	2014	2013
	US$m	US$m
Uses
Loans and advances to customers[1]	974,660	992,089

Loans and advances to banks[1]	112,149	120,046

Repurchase agreements – non-trading[1]	161,713	179,690

Trading assets	304,193	303,192

– reverse repos	1,297	10,120
– stock borrowing	7,969	10,318
– settlement accounts	21,327	19,435
– other trading assets	273,600	263,319

Financial investments	415,467	425,925
Cash and balances with central banks	129,957	166,599
Net deployment in other balance sheet assets and liabilities	100,537	118,288

At 31 December	2,198,676	2,305,829

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

A central principle of our stand-alone approach to LFRF is that operating entities place no future reliance on other Group entities. However, operating entities may, at their discretion, utilise their respective committed facilities from other Group entities if necessary. In addition, intra-Group large exposure limits are applied by national regulators to individual legal entities locally, which restricts the unsecured exposures of legal entities to the rest of the Group to a percentage of the lender’s regulatory capital.

Our LFRF also considers the ability of each entity to continue to access foreign exchange markets under stress when a surplus in one currency is used to meet a deficit in another currency, for example, by using the foreign currency swap markets. Where appropriate, operating entities are required to monitor stressed coverage ratios and ACF ratios for non-local currencies and set limits for them. Foreign currency swap markets in currency pairs settled through the Continuous Link Settlement Bank are considered to be extremely deep and liquid and it is assumed that capacity to access these markets is not exposed to idiosyncratic risks. The table below shows the ACF ratios by material currencies for the year ended 31 December 2014.

Advances to core funding ratios by material currency25

(Unaudited)

At 31 December
2014
%
HSBC UK26
Local currency (sterling)	98
US dollars	100
Euros	99
Consolidated	97

The Hongkong and Shanghai Banking Corporation[27]
Local currency (Hong Kong dollars)	81
US dollars	74
Consolidated	75

HSBC USA[28]
Local currency (US dollars)	100
Consolidated	100

Total of HSBC’s other principal entities[29]
Local currency	97
US dollars	101
Consolidated	92

For footnotes, see page 202.

For all HSBC’s operating entities, the only significant foreign currencies that exceed 5% of Group balance sheet liabilities are the Hong Kong dollar, euro, sterling and US dollar.

Wholesale term debt maturity profile

(Unaudited)

The maturity profile of our wholesale term debt obligations is set out in the table on page 170, ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’.

The balances in the table do not agree directly with those in the consolidated balance sheet as the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities

(Unaudited)

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Debt securities issued	17,336	17,161	19,030	9,352	9,055	27,312	40,855	31,928	172,029
– unsecured CDs and CP	5,637	9,337	9,237	4,793	3,010	3,506	4,158	185	39,863
– unsecured senior MTNs	1,300	5,679	7,684	2,922	4,794	17,676	23,523	20,715	84,293
– unsecured senior structured notes	1,363	1,082	2,049	1,149	979	4,757	8,444	6,789	26,612
– secured covered bonds	–	–	–	205	–	–	2,765	2,942	5,912
– secured ABCP	8,602	–	–	–	–	–	–	–	8,602
– secured ABS	212	1,063	60	283	272	915	1,562	–	4,367
– others	222	–	–	–	–	458	403	1,297	2,380

Subordinated liabilities	–	150	–	3	185	113	5,556	40,487	46,494
– subordinated debt securities	–	150	–	3	185	113	5,556	34,750	40,757
– preferred securities	–	–	–	–	–	–	–	5,737	5,737

At 31 December 2014	17,336	17,311	19,030	9,355	9,240	27,425	46,411	72,415	218,523

Debt securities issued	25,426	9,752	17,942	11,659	10,587	31,839	46,934	31,066	185,205
– unsecured CDs and CP	7,589	7,206	9,867	3,239	5,043	4,449	2,749	–	40,142
– unsecured senior MTNs	6,284	71	5,448	4,221	3,062	21,428	33,091	21,433	95,038
– unsecured senior structured notes	987	1,423	1,952	1,689	1,718	3,712	6,036	5,021	22,538
– secured covered bonds	–	–	–	1,250	–	225	2,747	3,317	7,539
– secured ABCP	10,383	–	–	–	–	–	–	–	10,383
– secured ABS	74	1,052	675	1,260	764	1,861	2,311	–	7,997
– others	109	–	–	–	–	164	–	1,295	1,568

Subordinated liabilities	–	28	1,171	144	6	1,460	3,374	41,801	47,984
– subordinated debt securities	–	28	1,171	144	6	460	3,374	34,899	40,082
– preferred securities	–	–	–	–	–	1,000	–	6,902	7,902

At 31 December 2013	25,426	9,780	19,113	11,803	10,593	33,299	50,308	72,867	233,189

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Encumbered and unencumbered assets

(Unaudited)

The table on page 172, ‘Analysis of on-balance sheet encumbered and unencumbered assets’, summarises the total on and off-balance sheet assets that are capable of supporting future funding and collateral needs and shows the extent to which these assets are currently pledged for this purpose. The objective of this disclosure is to facilitate an understanding of available and unrestricted assets that could be used to support potential future funding and collateral needs.

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

At 31 December 2014, the Group held US$1,770bn of unencumbered assets that could be used to support potential future funding and collateral needs, representing 85% of the total assets that can support funding and collateral needs (on and off-balance sheet). Of this amount, US$765bn (US$684bn on-balance sheet) were assessed to be readily realisable.

Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet)

(Unaudited)

	2014	2013
	US$bn	US$bn

Total on-balance sheet assets	2,634	2,671
Less:
Reverse repo/stock borrowing receivables and derivative assets	(518)	(482)
Other assets that cannot be pledged as collateral	(281)	(255)

Total on-balance sheet assets that can support funding and collateral needs	1,835	1,934
Add off-balance sheet assets:
Fair value of collateral received from reverse repo/stock borrowing/derivatives that is available to sell or repledge	257	265

Total assets that can support funding and collateral needs (on and off-balance sheet)	2,092	2,199
Less:
On-balance sheet assets pledged	(146)	(187)
Off-balance sheet collateral received from reverse repo/stock borrowing/derivatives which has been repledged or sold	(176)	(187)

Assets available to support future funding and collateral needs at 31 December	1,770	1,825

For a summary of our policy on collateral management and definition of encumbrance, see the Appendix to Risk on page 213.

Collateral

(Unaudited)

Off-balance sheet collateral received and pledged for reverse repo, stock borrowing and derivative transactions

The fair value of assets accepted as collateral that we are permitted to sell or repledge in the absence of default was US$257bn at 31 December 2014 (2013: US$265bn). The fair value of any such collateral sold or repledged was US$176bn (2013: US$187bn). We are obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard reverse repo, stock borrowing and derivative transactions.

The fair value of collateral received and repledged in relation to reverse repos, stock borrowing and derivatives is reported on a gross basis. The related balance sheet receivables and payables are reported on a net basis where required under IFRSs offset criteria.

As a consequence of reverse repo, stock borrowing and derivative transactions where the collateral received could be but had not been sold or repledged, we held US$81bn (2013: US$78bn) of unencumbered collateral available to support potential future funding and collateral needs at 31 December 2014.

Analysis of on-balance sheet encumbered and unencumbered assets

The table below presents an analysis of on-balance sheet holdings only, and shows the amounts of balance sheet assets on a liquidity and funding basis that are encumbered. The table therefore excludes any available off-balance sheet holdings received in respect of reverse repos, stock borrowing or derivatives.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis of on-balance sheet encumbered and unencumbered assets

(Unaudited)

	Encumbered	Unencumbered
	Assets pledged as collateral	Readily realisable assets	Other realisable assets	Reverse repos/stock borrowing receivables and derivative assets	Cannot be pledged as collateral	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Cash and balances at central banks	–	123,990	425	–	5,542	129,957
Items in the course of collection from other banks	–	–	–	–	4,927	4,927
Hong Kong Government certificates of indebtedness	–	–	–	–	27,674	27,674
Trading assets	59,162	182,305	17,869	9,266	35,591	304,193
– Treasury and other eligible bills	1,994	14,122	4	–	50	16,170
– debt securities	46,311	94,941	23	–	257	141,532
– equity securities	10,857	62,855	1,497	–	40	75,249
– loans and advances to banks	–	2,530	4,818	2,781	17,452	27,581
– loans and advances to customers	–	7,857	11,527	6,485	17,792	43,661

Financial assets designated at fair value	–	177	2,330		26,530	29,037
– Treasury and other eligible bills	–	–	52	–	4	56
– debt securities	–	177	1,058	–	7,656	8,891
– equity securities	–	–	1,139	–	18,867	20,006
– loans and advances to banks and customers	–	–	81	–	3	84
Derivatives	–	–	–	345,008	–	345,008
Loans and advances to banks	178	3,573	74,231	762	33,405	112,149
Loans and advances to customers	24,329	92,238	840,241	1,170	16,682	974,660
Reverse repurchase agreements – non-trading	–	–	–	161,713	–	161,713
Financial investments	61,785	275,732	22,780	–	55,170	415,467
– Treasury and other eligible bills	3,176	75,896	2,167	–	278	81,517
– debt securities	58,609	192,411	18,266	–	53,970	323,256
– equity securities	–	7,425	2,347	–	922	10,694
Prepayments, accrued income and other assets	294	6,334	29,780	–	38,768	75,176
Current tax assets	–	–	–	–	1,309	1,309
Interest in associates and joint ventures	–	22	17,875	–	284	18,181
Goodwill and intangible assets	–	–	–	–	27,577	27,577
Deferred tax	–	–	–	–	7,111	7,111
At 31 December 2014	145,748	684,371	1,005,531	517,919	280,570	2,634,139

Cash and balances at central banks	–	161,240	269	–	5,090	166,599
Items in the course of collection from other banks	–	–	–	–	6,021	6,021
Hong Kong Government certificates of indebtedness	–	–	–	–	25,220	25,220
Trading assets	99,326	142,211	14,654	20,438	26,563	303,192
– Treasury and other eligible bills	3,402	17,976	206	–	–	21,584
– debt securities	83,563	57,850	–	–	231	141,644
– equity securities	8,373	55,156	363	–	–	63,892
– loans and advances to banks	1,796	2,813	6,151	5,263	11,861	27,884
– loans and advances to customers	2,192	8,416	7,934	15,175	14,471	48,188

Financial assets designated at fair value	19	2,706	1,883	–	33,822	38,430
– Treasury and other eligible bills	–	–	–	–	50	50
– debt securities	19	826	776	–	10,968	12,589
– equity securities	–	1,874	1,103	–	22,734	25,711
– loans and advances to banks and customers	–	6	4	–	70	80

Derivatives	–	–	–	282,265	–	282,265
Loans and advances to banks	162	8,342	80,231	–	31,311	120,046
Loans and advances to customers	32,218	102,203	854,724	65	2,879	992,089
Reverse repurchase agreements – non-trading	–	–	–	179,690	–	179,690
Financial investments	54,473	289,093	31,096	–	51,263	425,925
– Treasury and other eligible bills	2,985	72,849	2,052	–	226	78,112
– debt securities	51,488	210,516	25,720	–	50,949	338,673
– equity securities	–	5,728	3,324	–	88	9,140
Prepayments, accrued income and other assets	1,028	16,788	24,619	–	34,407	76,842
Current tax assets	–	–	–	–	985	985
Interest in associates and joint ventures	–	12	16,356	–	272	16,640
Goodwill and intangible assets	–	–	–	–	29,918	29,918
Deferred tax	–	–	–	–	7,456	7,456

At 31 December 2013	187,226	722,595	1,023,832	482,458	255,207	2,671,318

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The US$24bn (2013: US$32bn) of loans and advances to customers reported in the table above as encumbered have been pledged predominantly to support the issuance of secured debt instruments such as covered bonds and ABSs, including asset-backed commercial paper issued by consolidated multi-seller conduits. It also includes those pledged in relation to any other form of secured borrowing.

In total, the Group pledged US$121bn (2013: US$150bn) of negotiable securities, predominantly as a result of market-making in securities financing to our clients.

Additional contractual obligations

Under the terms of our current collateral obligations under derivative contracts (which are ISDA compliant CSA contracts and contracts entered for pension obligations, and exclude the contracts entered for special purpose vehicles and additional termination events) and based on the positions at 31 December 2014, we estimate that we could be required to post additional collateral of up to US$0.5bn (2013: US$0.7bn) in the event of a one-notch downgrade in credit ratings, which would increase to US$1.2bn (2013: US$1.2bn) in the event of a two-notch downgrade.

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

A maturity analysis of repos and debt securities in issue included in trading liabilities is presented in Note 31 on the Financial Statements.

In addition, loans and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities

(Audited)

	On demand US$m	Due within 3 months US$m	Due between 3 and 12 months US$m	Due between 1 and 5 years US$m	Due after 5 years US$m

Deposits by banks	52,682	17,337	3,600	3,580	390
Customer accounts	1,088,769	187,207	61,687	15,826	390
Repurchase agreements – non-trading	8,727	91,542	6,180	23	1,057
Trading liabilities	190,572	–	–	–	–
Financial liabilities designated at fair value	365	2,201	9,192	28,260	39,397
Derivatives	335,168	375	1,257	4,231	1,517
Debt securities in issue	9	32,513	30,194	37,842	7,710
Subordinated liabilities	–	737	1,256	10,003	42,328
Other financial liabilities	41,517	23,228	4,740	1,893	988

	1,717,809	355,140	118,106	101,658	93,777
Loan and other credit-related commitments	406,561	101,156	64,582	62,312	16,769
Financial guarantees and similar contracts	13,166	6,306	13,753	9,575	4,278

At 31 December 2014	2,137,536	462,602	196,441	173,545	114,824

Deposits by banks	56,198	22,965	3,734	2,819	686
Customer accounts	1,097,159	196,048	57,243	15,520	726
Repurchase agreements – non-trading	37,117	112,621	14,177	–	–
Trading liabilities	207,025	–	–	–	–
Financial liabilities designated at fair value	18,689	1,967	3,223	39,554	64,144
Derivatives	269,554	456	1,684	6,099	1,638
Debt securities in issue	2,528	35,401	33,695	46,141	6,526
Subordinated liabilities	55	391	2,687	11,871	44,969
Other financial liabilities	31,996	30,706	6,564	2,376	1,300

	1,720,321	400,555	123,007	124,380	119,989
Loan and other credit-related commitments	377,352	79,599	55,124	59,747	16,872
Financial guarantees and similar contracts	18,039	4,796	12,040	7,479	3,988

At 31 December 2013	2,115,712	484,950	190,171	191,606	140,849

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

HSBC Holdings

(Audited)

Liquidity risk in HSBC Holdings is overseen by HALCO. Liquidity risk arises because of HSBC Holdings’ obligation to make payments to debt holders as they fall due. The liquidity risk related to these cash flows is managed by matching debt obligations with internal loan cash flows and by maintaining an appropriate liquidity buffer that is monitored by HALCO.

At 31 December 2014, the Group had US$9.2bn of CRD IV compliant non-common equity capital instruments, of which US$3.5bn were classified as tier 2 and US$5.7bn were classified as additional tier 1 (for details on the additional tier 1 instruments issued during the year see Note 35 on the Financial Statements). The balances in the table below do not agree directly with those on the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for derivatives not treated as hedging derivatives). Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Derivatives not treated as hedging derivatives are included in the ‘On demand’ time bucket.

In addition, loan commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date on which they can be called.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities

(Audited)

	On demand US$m	Due within 3 months US$m	Due between 3 and 12 months US$m	Due between 1 and 5 years US$m	Due after 5 years US$m

Amounts owed to HSBC undertakings	1,441	985	42	449	–
Financial liabilities designated at fair value	–	210	642	6,345	19,005
Derivatives	1,066	–	–	103	–
Debt securities in issue	–	16	50	263	1,303
Subordinated liabilities	–	252	770	5,815	28,961
Other financial liabilities	–	1,132	158	–	–

	2,507	2,595	1,662	12,975	49,269
Loan commitments	16	–	–	–	–
Financial guarantees and similar contracts	52,023	–	–	–	–

At 31 December 2014	54,546	2,595	1,662	12,975	49,269

Amounts owed to HSBC undertakings	2,053	1,759	2,315	857	5,654
Financial liabilities designated at fair value	–	299	671	4,921	26,518
Derivatives	704	–	–	–	–
Debt securities in issue	–	37	1,780	279	1,451
Subordinated liabilities	–	225	676	5,699	24,812
Other financial liabilities	–	885	284	–	–

	2,757	3,205	5,726	11,756	58,435
Loan commitments	1,245	–	–	–	–
Financial guarantees and similar contracts	52,836	–	–	–	–

At 31 December 2013	56,838	3,205	5,726	11,756	58,435

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk

	Page	App[1]	Tables	Page

Market risk in 2014	176
Exposure to market risk	176	221
Overview of market risk in global businesses		221	Types of risk by global business	176
Market risk governance		222
Market risk measures		223
Monitoring and limiting market risk exposures	176	223
Sensitivity analysis	176	223
Value at risk	176	223
Stress testing	176	224	Market risk stress testing	176
Trading portfolios	176	225
Value at risk of the trading portfolios	176		Daily VaR (trading portfolios)	176
			Trading VaR	177
Back-testing	177	224	Back-testing of trading VaR against hypothetical profit and loss for the Group	177
Gap risk		225
De-peg risk		225
ABS/MBS exposures		225
Non-trading portfolios	178	225
Value at risk of the non-trading portfolios	178		Daily VaR (non-trading portfolios)	178
			Non-trading VaR	178
Credit spread risk for available-for-sale debt securities (including SICs)	178	226
Equity securities classified as available for sale	179	226	Fair value of equity securities	179
Market risk balance sheet linkages	179		Balances included and not included in trading VaR	179
			Market risk linkages to the accounting balance sheet	180
Structural foreign exchange exposures	181	226
Non-trading interest rate risk	181	226
Interest rate risk behaviouralisation	181	226
Balance Sheet Management		227
Third-party assets in Balance Sheet Management	181		Third-party assets in Balance Sheet Management	181
Sensitivity of net interest income	181	227	Sensitivity of projected net interest income	182
			Sensitivity of reported reserves to interest rate movements	183
Defined benefit pension schemes	183	228	HSBC’s defined benefit pension schemes	183
Additional market risk measures applicable only to the parent company	183	228
Foreign exchange risk	183		HSBC Holdings – foreign exchange VaR	183
Sensitivity of net interest income	184		Sensitivity of HSBC Holdings net interest income to interest rate movements	184
Interest rate repricing gap table	185		Repricing gap analysis of HSBC Holdings	185
1 Appendix to Risk – risk policies and practices.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There were no material changes to our policies and practices for the management of market risk in 2014.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•   Trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions. The interest rate risk on fixed-rate securities issued by HSBC Holdings is not included in Group VaR. The management of this risk is described on page 222.

•   Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 225).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures, including:

•   Sensitivity analysis includes the sensitivity of net interest income and the sensitivity of structural foreign exchange, which are used to monitor the market risk positions within each risk type;

•   Value at risk (‘VaR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•   In recognition of VaR’s limitations we augment VaR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the slowdown in mainland China and the potential effects of a sovereign debt default, including its wider contagion effects.

A summary of our market risk management framework including current policies is provided in the Appendix to Risk on page 221.

Market risk in 2014

(Unaudited)

Global financial markets were characterised by low inflation and weak global growth, leading monetary authorities to maintain accommodative policies, using measures such as low interest rates and asset purchases.

With US data showing GDP growth, the US Federal Reserve’s asset purchase programme came to an end. Despite this, US dollar bond yields fell further. Market focus switched to actions that the ECB can take to address the issues of low growth and deflation. A sustained period of deflation would have a severe detrimental impact on countries already in recession and with high debt to GDP ratios. 2014 can be characterised as a period of benign rates and equity markets in the G7 group of countries.

Against this backdrop, we maintained an overall defensive risk profile in our trading businesses. Defensive positions are characterised by low net open positions or the purchase of volatility protection via options trades. The lower trading VaR from defensive positioning was offset by an increase caused by lower diversification and regulatory changes to the calibrations used in calculating VaR. Non-trading VaR declined during the year as low interest rates, especially in US dollars, caused the duration of non-trading assets to decrease.

Trading portfolios

(Audited)

Value at risk of the trading portfolios

Trading VaR predominantly resides within Global Markets. This was higher at 31 December 2014 than at 31 December 2013 due to an increase in interest rate trading VaR, the removal of diversification effects within risk not in VaR (‘RNIV’) and lower portfolio diversification benefit across asset classes.

The daily levels of total trading VaR over the last year are set out in the graph below.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Daily VaR (trading portfolios), 99% 1 day (US$m)

(Unaudited)

The Group trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day34

(Audited)

	Foreign exchange	Interest		Credit	Portfolio diversification
	and commodity	rate	Equity	spread	incl RNIV [35]	Total	[36]
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014	9.8	45.4	7.3	12.5	(14.3)	60.7
Average	16.9	39.5	6.9	13.7	(17.8)	59.2
Maximum	34.2	50.6	15.6	20.9		77.8

At 31 December 2013	16.0	33.4	9.2	14.2	(20.7)	52.1
Average	15.2	33.4	5.1	16.5	(20.3)	49.9
Maximum	26.4	71.9	14.1	25.5		81.3

For footnotes, see page 202.

Back-testing

(Unaudited)

In 2014, the Group experienced one loss exception and two profit exceptions.

The loss exception was due primarily to losses from increased volatility in foreign exchange currencies and interest rates in some developed markets combined with flattening yield curves.

The profit exceptions were driven by the tightening of spreads, and exposures to emerging market foreign exchange and interest rates. There is no evidence of model errors or control failures.

The graph below shows the daily trading VaR against hypothetical profit and loss for the Group during 2014. It excludes exceptions that were exempted by the PRA for regulatory capital purposes.

Back-testing of trading VaR against hypothetical profit and loss for the Group (US$m)

(Unaudited)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Non-trading portfolios

(Audited)

Value at risk of the non-trading portfolios

Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The decrease of non-trading VaR during 2014 was due primarily to the shortening of the duration in the non-trading book from lower interest rates, especially in US dollars. The credit spread risks component also added to a lower non-trading VaR as a result of the reduction in the overall position combined with lower volatilities and credit spread baselines utilised in the VaR calculations. This movement included the reduction in credit spread risks relating to the Group’s holdings of available-for-sale debt securities (excluding those held in insurance operations which are discussed further on page 194.

In the year, the decline in non-trading interest rate and credit spread VaR components was offset by a decrease in diversification benefit.

The daily levels of total non-trading VaR over the last year are set out in the graph below.

Daily VaR (non-trading portfolios), 99% 1 day (US$m)

(Unaudited)

The Group non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day

(Audited)

	Interest rate	Credit spread	Portfolio diversification	Total
	US$m	US$m	US$m	US$m

At 31 December 2014	88.2	62.5	(28.5)	122.2
Average	103.3	73.3	(37.4)	139.2
Maximum	147.7	91.9		189.0

At 31 December 2013	150.6	80.4	(76.4)	154.6
Average	145.7	106.6	(82.1)	170.2
Maximum	221.7	135.7		252.3

The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of Balance Sheet Management (‘BSM’).

Non-trading VaR excludes equity risk on available-for- sale securities, structural foreign exchange risk and interest rate risk on fixed rate securities issued by HSBC Holdings, the management of which is described in the relevant sections below. These sections together describe the scope of HSBC’s management of market risks in non-trading books.

Credit spread risk for available-for-sale debt securities (including SICs)

The effect of movements in VaR credit spreads on our available-for-sale debt securities was US$81m (2013: US$113m) at 31 December 2014. This sensitivity includes the gross exposure for the securities investment conduits (‘SICs’) consolidated within our balance sheet based on credit spread VaR. This sensitivity excludes losses which would have been absorbed by the capital note holders.

The decrease in this sensitivity at 31 December 2014 compared with 31 December 2013 was due mainly to reducing the overall positions and lower volatilities and credit spread baselines observed during the year.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Equity securities classified as available for sale

Fair value of equity securities

(Audited)

	2014	2013
	US$bn	US$bn

Private equity holdings[37]	2.0	2.7
Investment to facilitate ongoing business[38]	1.2	1.2
Other strategic investments	7.5	5.2

At 31 December	10.7	9.1

For footnotes, see page 202.

The fair value of equity securities classified as available for sale can fluctuate considerably. The table above sets out the maximum possible loss on shareholders’ equity from available-for-sale equity securities. The increase in other strategic investments was largely due to the increase in the market value of the Industrial Bank investment offsetting the decrease in private equity holdings from the disposal of various direct and private equity fund investments.

Market risk balance sheet linkages

(Unaudited)

The information below and on page 180 aims to facilitate an understanding of linkages between line items in the balance sheet and positions included in our market risk disclosures, in line with recommendations made by the Enhanced Disclosure Task Force.

Balances included and not included in trading VaR

(Unaudited)

	Balance sheet	Balances included in trading VaR	Balances not included in trading VaR	Primary market risk sensitivities
	US$m	US$m	US$m

At 31 December 2014
Assets
Cash and balances at central banks	129,957		129,957	B
Trading assets	304,193	276,419	27,774	A
Financial assets designated at fair value	29,037		29,037	A
Derivatives	345,008	333,880	11,128	A
Loans and advances to banks	112,149		112,149	B
Loans and advances to customers	974,660		974,660	B
Reverse repurchase agreements – non-trading	161,713		161,713	C
Financial investments	415,467		415,467	A

Liabilities
Deposits by banks	77,426		77,426	B
Customer accounts	1,350,642		1,350,642	B
Repurchase agreements – non-trading	107,432		107,432	C
Trading liabilities	190,572	170,576	19,996	A
Financial liabilities designated at fair value	76,153		76,153	A
Derivatives	340,669	334,199	6,470	A
Debt securities in issue	95,947		95,947	C

The table represents account lines where there is some exposure to market risk according to the following asset classes:

A Foreign exchange, interest rate, equity and credit spread.

B Foreign exchange and interest rate.

C Foreign exchange, interest rate and credit spread.

The table above splits the assets and liabilities into two categories:

•	those that are included in the trading book and are measured by VaR; and

•	those that are not in the trading book and/or are not measured by VaR.

The breakdown of financial instruments included and not included in trading VaR provides a linkage with market risk to the extent that it is reflected in our risk framework. However, it is important to highlight that the table does not reflect how we manage market risk, since we do not discriminate between assets and liabilities in our VaR model.

The assets and liabilities included in trading VaR give rise to a large proportion of the income included in net trading income. As set out on page 49, HSBC’s net trading income in 2014 was US$6,760 (2013: US$8,690m). Adjustments to trading income such as valuation adjustments do not feed the trading VaR model.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk linkages to the accounting balance sheet

Trading assets and liabilities

The Group’s trading assets and liabilities are in almost all cases originated by GB&M. The assets and liabilities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These assets and liabilities are treated as traded risk for the purposes of market risk management, other than a limited number of exceptions, primarily in Global Banking where the short-term acquisition and disposal of the assets are linked to other non-trading related activities such as loan origination.

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

Within derivative assets and liabilities there are portfolios of derivatives which are not risk managed on a trading intent basis and are treated as non-traded risk for VaR measurement purposes. These arise when the derivative was entered into in order to manage risk arising from non-traded exposures. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. The use of non-qualifying hedges whose primary risks relate to interest rate and foreign exchange exposure is described on page 181. Details of derivatives in fair value and cash flow hedge accounting relationships are given in Note 16 on the Financial Statements. Our primary risks in respect of these instruments relate to interest rate and foreign exchange risks.

Loans and advances to customers

The primary risk on assets within loans and advances to customers is the credit risk of the borrower. The risk of these assets is treated as non-trading risk for market risk management purposes.

Financial investments

Financial investments include assets held on an available-for-sale and held-to-maturity basis. An analysis of the Group’s holdings of these securities by accounting classification and issuer type is provided in Note 18 on the Financial Statements and by business activity on page 60. The majority of these securities are mainly held within Balance Sheet Management (‘BSM’) in GB&M. The positions which are originated in order to manage structural interest rate and liquidity risk are treated as non-trading risk for the purposes of market risk management. Available-for-sale security holdings within insurance entities are treated as non-trading risk and are largely held to back non-linked insurance policyholder liabilities.

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

Repurchase (repo) and reverse repurchase (reverse repo) agreements non-trading

Reverse repo agreements, classified as assets, are a form of collateralised lending. HSBC lends cash for the term of the reverse repo in exchange for receiving collateral (normally in the form of bonds).

Repo agreements, classified as liabilities, are the opposite of reverse repo, allowing HSBC to obtain funding by providing collateral to the lender.

Both transaction types are treated as non-trading risk for market risk management and the primary risk is counterparty credit risk.

For information on the accounting policies applied to financial instruments at fair value, see Note 13 on the Financial Statements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Structural foreign exchange exposures

(Unaudited)

For our policies and procedures for managing structural foreign exchange exposures, see page 226 of the Appendix to Risk.

For details of structural foreign exchange exposures see Note 33 on the Financial Statements.

Non-trading interest rate risk

(Unaudited)

For our policies regarding the funds transfer pricing process for non-trading interest rate risk and liquidity and funding risk, see pages 226 and 219, respectively, of the Appendix to Risk.

Asset, Liability and Capital Management (‘ALCM’) is responsible for measuring and controlling non-trading interest rate risk under the supervision of the Risk Management Meeting. Its primary responsibilities are:

•	to define the rules governing the transfer of non-trading interest rate risk from the global businesses to BSM;

•	to define the rules governing the interest rate risk behaviouralisation applied to non-trading assets/liabilities (see below);

•	to ensure that all market interest rate risk that can be neutralised is transferred from the global businesses to BSM; and

•	to define the rules and metrics for monitoring the residual interest rate risk in the global businesses, including any market risk that cannot be neutralised.

The different types of non-trading interest rate risk and the controls which we use to quantify and limit exposure to these risks can be categorised as follows:

•	risk which is transferred to BSM and managed by BSM within a defined market risk mandate, predominantly through the use of fixed rate liquid assets (government bonds) held in available-for-sale portfolios and/or interest rate derivatives which are part of fair value hedging or cash flow hedging relationships. This non-trading interest rate risk is reflected in non-trading VaR, as well as in our net interest income (see below) or economic value of equity (‘EVE’) sensitivity;

•	risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk is not reflected in non-trading VaR, but is captured by our net interest income or EVE sensitivity and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

•	basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to ALCO. This risk is not reflected in non-trading VaR, but is captured by our net interest income or EVE sensitivity. A typical example would be a managed rate savings product transfer-priced using a Libor-based interest rate curve; and
•	model risks which cannot be captured by non-trading VaR, net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or pipeline risk.

Interest rate risk behaviouralisation

For our policies regarding interest risk behaviouralisation, see page 226 of the Appendix to Risk.

Third-party assets in Balance Sheet Management

(Unaudited)

For our BSM governance framework, see page 227 of the Appendix to Risk.

Third-party assets in BSM decreased by 9% during 2014. Deposits with central banks reduced by US$31bn, predominantly in Europe due to a combination of reduced repo activity and a decrease in balances with the ECB as deposit rates became negative. Loans and advances to banks decreased by US$6bn, mainly in Hong Kong and the rest of Asia. Financial investments reduced by US$8bn due to foreign exchange movements, net sales and maturities in Hong Kong and the Americas, partially offset by the increased deployment of funds into securities in Asia.

Third-party assets in Balance Sheet Management

(Unaudited)

	2014	2013
	US$m	US$m

Cash and balances at central banks	103,008	134,086
Trading assets	4,610	5,547
Financial assets designated at fair value	–	72
Loans and advances[1]:
– to banks	53,842	59,355
– to customers	1,931	2,146
Reverse repurchase agreements	59,172	58,968
Financial investments	306,763	314,427
Other	2,470	3,700

At 31 December	531,796	578,301

For footnote, see page 202.

Sensitivity of net interest income

(Unaudited)

The table below sets out the effect on our future accounting net interest income (excluding insurance) of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2015. The sensitivities shown represent the change in the base case projected net interest income that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections the re-pricing rate of assets and liabilities used is derived from current yield curves. The interest rate sensitivities are indicative and based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 227.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Assuming no management response, a sequence of such rises (‘up-shock’) would increase planned net interest income for 2015 by US$885m (2014: US$938m), while a sequence of such falls (‘down-shock’) would decrease planned net interest income by US$2,089m (2014: US$1,734m).

The net interest income (‘NII’) sensitivity of the Group can be split into three key components; the structural sensitivity arising from the four global businesses excluding BSM and Markets, the sensitivity of the funding of the trading book (Markets) and the sensitivity of BSM.

The structural sensitivity is positive in a rising rate environment and negative in a falling rate environment. The sensitivity of the funding of the trading book is negative in a rising rate environment and positive in a falling rate environment, and in terms of the impact on profit the change in net interest income would be expected to be offset by a similar change in net trading income. The sensitivity of BSM will depend on its position. Typically, assuming no management response, the sensitivity of BSM is negative in a rising rate environment and positive in a falling rate environment.

The NII sensitivity figures below also incorporate the effect of any interest rate behaviouralisation applied and the effect of any assumed repricing across products under the specific interest rate scenario. They do not incorporate the effect of any management decision to change the HSBC balance sheet composition.

See page 227 in the Risk Appendix for more information about interest rate behaviouralisation and the role of BSM.

The NII sensitivity in BSM arises from a combination of the techniques that BSM use to mitigate the transferred interest rate risk and the methods they use to optimise net revenues in line with their defined risk mandate. The figures in the table below do not incorporate the effect of any management decisions within BSM, but in reality it is likely that there would be some short-term adjustment in BSM positioning to offset the NII effects of the specific interest rate scenario where necessary.

The NII sensitivity arising from the funding of the trading book is comprised of the expense of funding trading assets, while the revenue from these trading assets is reported in net trading income. This leads to an asymmetry in the NII sensitivity figures which is cancelled out in our global business results, where we include both net interest income and net trading income. It is likely, therefore, that the overall effect on profit before tax of the funding of the trading book will be much less pronounced than shown in the figures below.

The up-shock sensitivity remained broadly unchanged in 2014. The down-shock sensitivity increased predominantly due to a change in BSM’s interest rate risk profile in US dollars.

Sensitivity of projected net interest income39

(Unaudited)

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m

Change in 2015 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	209	(9)	245	265	321	(146)	885
–25 basis points at the beginning of each quarter	(521)	(1)	(494)	(259)	(783)	(31)	(2,089)

Change in 2014 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	(107)	12	327	236	598	(128)	938
–25 basis points at the beginning of each quarter	(291)	(23)	(412)	(233)	(761)	(14)	(1,734)

For footnote, see page 202.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the below table, does not require revaluation movements to go to reserves.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The table below describes the sensitivity of our reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures during the year. The sensitivities are indicative and based on simplified scenarios. The change in sensitivity of reported reserves is predominantly due to a reduction in the available-for-sale securities portfolio.

Sensitivity of reported reserves to interest rate movements

(Unaudited)

	US$m		Maximum impact US$m		Minimum impact US$m

At 31 December 2014
+ 100 basis point parallel move in all yield curves	(3,696)		(5,212)		(3,696)
As a percentage of total shareholders’ equity	(1.9%	)	(2.7%	)	(1.9%	)

– 100 basis point parallel move in all yield curves	3,250		4,915		3,250
As a percentage of total shareholders’ equity	1.7%		2.6%		1.7%

At 31 December 2013
+ 100 basis point parallel move in all yield curves	(5,762)		(5,992)		(5,507)
As a percentage of total shareholders’ equity	(3.2%	)	(3.3%	)	(3.0%	)

– 100 basis point parallel move in all yield curves	5,634		5,786		4,910
As a percentage of total shareholders’ equity	3.1%		3.2%		2.7%

Defined benefit pension schemes

(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

(Audited)

	2014	2013
	US$bn	US$bn

Liabilities (present value)	42.1	40.5

	%	%

Assets:
Equities	18	18
Debt securities	68	70
Other (including property)	14	12

At 31 December	100	100

For details of our defined benefit schemes, see Note 6 on the Financial Statements, and for pension risk management see page 200.

Additional market risk measures applicable only to the parent company

(Audited)

The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap repricing tables for interest rate risk.

Foreign exchange risk

Total foreign exchange VaR arising within HSBC Holdings in 2014 was as follows:

HSBC Holdings – foreign exchange VaR

(Audited)

	2014 US$m	2013 US$m

At 31 December	29.3	54.1
Average	42.1	51.1
Minimum	29.3	46.7
Maximum	50.0	64.1

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on consolidation.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Sensitivity of net interest income

(Audited)

HSBC Holdings monitors net interest income sensitivity over a five year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. These sensitivities assume that any issuance where HSBC Holdings has an option to reimburse at a future call date is called at this date. The table below sets out the effect on HSBC Holdings’ future net interest income over a five year time horizon of incremental 25 basis point parallel falls or rises in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2015.

Assuming no management actions, a sequence of such rises would increase planned net interest income for the next five years by US$600m (2013: increase of US$602m), while a sequence of such falls would decrease planned net interest income by US$539m (2013: decrease of US$464m).

Sensitivity of HSBC Holdings’ net interest income to interest rate movements39

(Audited)

	US dollar bloc	Sterling bloc	Euro bloc	Total
	US$m	US$m	US$m	US$m

Change in projected net interest income as at 31 December arising from a shift in yield curves

2014
of + 25 basis points at the beginning of each quarter
0-1 year	78	9	2	89
2-3 years	281	17	34	332
4-5 years	138	17	24	179
of – 25 basis points at the beginning of each quarter
0-1 year	(58)	(9)	(1)	(68)
2-3 years	(276)	(16)	(12)	(304)
4-5 years	(138)	(17)	(12)	(167)

2013
of + 25 basis points at the beginning of each quarter
0-1 year	104	(14)	2	92
2-3 years	382	(93)	38	327
4-5 years	245	(101)	38	182
of – 25 basis points at the beginning of each quarter
0-1 year	(53)	13	(2)	(42)
2-3 years	(300)	91	(33)	(242)
4-5 years	(243)	101	(38)	(180)

For footnote, see page 202.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Repricing gap analysis of HSBC Holdings

(Audited)

	Total	Up to 1 year	From over 1 to 5 years	From over 5 to 10 years	More than 10 years	Non-interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m

Cash at bank and in hand:
– balances with HSBC undertakings	249	–	–	–	–	249
Derivatives	2,771	–	–	–	–	2,771
Loans and advances to HSBC undertakings	43,910	41,603	290	1,093	–	924
Financial investments in HSBC undertakings	4,073	3,010	–	731	–	332
Investments in subsidiaries	96,264	–	–	–	–	96,264
Other assets	597	–	–	–	–	597

Total assets	147,864	44,613	290	1,824	–	101,137

Amounts owed to HSBC undertakings	(2,892)	(1,877)	–	–	–	(1,015)
Financial liabilities designated at fair values	(18,679)	(850)	(5,472)	(5,400)	(4,263)	(2,694)
Derivatives	(1,169)	–	–	–	–	(1,169)
Debt securities in issue	(1,009)	–	–	(1,013)	–	4
Other liabilities	(1,415)	–	–	–	–	(1,415)
Subordinated liabilities	(17,255)	(779)	(3,766)	(2,000)	(10,195)	(515)
Total equity	(105,445)	–	–	–	–	(105,445)

Total liabilities and equity	(147,864)	(3,506)	(9,238)	(8,413)	(14,458)	(112,249)

Off-balance sheet items attracting interest rate sensitivity	–	(21,525)	7,295	7,400	5,763	1,067

Net interest rate risk gap at 31 December 2014	–	19,582	(1,653)	811	(8,695)	(10,045)

Cumulative interest rate gap	–	19,582	17,929	18,740	10,045	–

Cash at bank and in hand:
– balances with HSBC undertakings	407	357	–	–	–	50
Derivatives	2,789	–	–	–	–	2,789
Loans and advances to HSBC undertakings	53,344	49,979	290	1,239	645	1,191
Financial investments in HSBC undertakings	1,210	300	–	731	–	179
Investments in subsidiaries	92,695	–	–	–	–	92,695
Other assets	391	–	–	–	–	391

Total assets	150,836	50,636	290	1,970	645	97,295

Amounts owed to HSBC undertakings	(11,685)	(10,865)	–	–	–	(820)
Financial liabilities designated at fair values	(21,027)	(1,928)	(4,655)	(7,810)	(4,325)	(2,309)
Derivatives	(704)	–	–	–	–	(704)
Debt securities in issue	(2,791)	(1,722)	–	–	(1,069)	–
Other liabilities	(1,375)	–	–	–	–	(1,375)
Subordinated liabilities	(14,167)	–	(3,030)	(2,066)	(8,912)	(159)
Total equity	(99,087)	–	–	–	–	(99,087)

Total liabilities and equity	(150,836)	(14,515)	(7,685)	(9,876)	(14,306)	(104,454)

Off-balance sheet items attracting interest rate sensitivity	–	(18,620)	4,382	9,876	4,421	(59)

Net interest rate risk gap at 31 December 2013	–	17,501	(3,013)	1,970	(9,240)	(7,218)

Cumulative interest rate gap	–	17,501	14,488	16,458	7,218	–

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operational risk

(Unaudited)

	Page	App[1]	Tables	Page

Operational risk	186	228
Operational risk management framework	186		Three lines of defence	186
			Operational risk management framework	187
Operational risk in 2014	187
Frequency and amount of operational risk losses	188		Frequency of operational risk incidents by risk category	189
			Distribution of operational risk losses in US dollars by risk category	228
Compliance risk	189	229
Legal risk		229
Global security and fraud risk		230
Systems risk		231
Vendor risk management		231
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

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 228.

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

Three lines of defence

A diagrammatic representation of the ORMF is presented on page 187.

Activity to embed the use of our operational risk management framework continued in 2014. At the same time, we are streamlining operational risk management processes and harmonising framework components and risk management processes. This is expected to lead to a stronger operational risk management culture and more forward-looking risk insights to enable businesses to determine whether material risks are being managed within the Group’s risk appetite and whether further action is required. In addition, the Security and Fraud Risk and Financial Crime Compliance functions have built a Financial Intelligence Unit (‘FIU’) which provides intelligence on the potential risks of financial crime posed by customers and business prospects to enable better risk management decision-making. The FIU provides context and expertise to identify, assess and understand financial crime risks holistically in clients, sectors and markets.

Articulating our risk appetite for material operational risks helps the organisation understand the level of risk HSBC is willing to accept. The Group operational risk appetite statement is approved annually by the GRC. The Group risk appetite statement, which includes operational risk appetite metrics, was approved by the HSBC Holdings Board. Monitoring operational risk exposure against risk appetite on a regular basis and implementing our risk acceptance process drives risk awareness in a forward-looking manner. It assists management in determining whether further action is required.

Operational risk and control assessments (‘RCAs’) are performed by individual business units and functions. The risk and control assessment process is designed to provide business areas and functions with a forward looking view of operational risks and an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels. Risk and control assessments are reviewed and updated at least annually.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Operational risk management framework

•	RCAs are used to inform the evaluation of the effectiveness of controls over top risks.

•	Key Indicators are used to help monitor the risks and controls.

•	Scenarios provide management with a quantified view of our top and emerging operational risks.

•	Internal incidents are used to forecast typical losses.

•	External sources are used to inform the assessment of extreme scenarios.

Appropriate means of mitigation and controls are considered. These include:

•	making specific changes to strengthen the internal control environment;

•	investigating whether cost-effective insurance cover is available to mitigate the risk; and

•	other means of protecting us from loss.

In addition, an enhanced scenario analysis process has been implemented across material legal entities to improve the quantification and management of material risks.

Operational risk in 2014

During 2014, our operational risk profile continued to be dominated by compliance and legal risks as referred to under ‘Top and emerging risks’ on page 118. Losses were realised relating to events that occurred in previous years. These events included the possible historical mis-selling of payment protection insurance (‘PPI’) products in the UK (see Note 29 on the Financial Statements). A number of mitigating actions continue to be taken to prevent future mis-selling incidents.

The incidence of regulatory and other proceedings against financial service firms is increasing. Proposed changes relating to capital and liquidity requirements, remuneration and/or taxes could increase our cost of doing business, reducing future profitability. We remain subject to a number of regulatory proceedings including investigations and reviews by various national regulatory, competition and enforcement authorities relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor and other interbank offered and benchmark interest rates. There are also investigations into foreign exchange, precious metals and credit default swap-related activities in progress. In response, we have undertaken a number of initiatives, including the restructuring of our Compliance sub-functions, enhancing our governance and oversight, measures to implement Global Standards as described on page 26 and other measures put in place designed to ensure we have the appropriate people, processes and procedures to manage emerging risks and new products and business.

For further details see ‘Compliance risk’ on page 189 and for details of the investigations and legal proceedings see Note 40 on the Financial Statements.

In November 2014, the UK FCA and the US Commodity Futures Trading Commission (‘CFTC’) each announced having concluded regulatory settlements with a number of banks, including HSBC Bank plc, in connection with their respective investigations of trading and other conduct involving foreign exchange benchmark rates. Under the settlement terms, HSBC Bank plc agreed to pay a financial penalty to the FCA and a civil monetary penalty to the CFTC and to undertake various remedial actions. For further information, see Note 40 on the Financial Statements.

We have undertaken a review of our compliance with the fixed-sum unsecured loan agreement requirements of the UK Consumer Credit Act (‘CCA’). A liability has been recognised within ‘Accruals, deferred income and other liabilities’ for the repayment of interest to customers where annual statements did not remind them of their right to partially prepay the loan, notwithstanding that the customer loan documentation did include this right.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

There is uncertainty as to whether other technical requirements of the CCA have been met, for which we have assessed an additional contingent liability. For further details see Note 40 on the Financial Statements.

We have settled claims by the US Federal Housing Finance Agency in relation to the purchase of mortgage backed securities by the Federal National Mortgage Associations (‘Fannie Mae’) and the Federal Home Loan Mortgage Association (‘Freddie Mac’) between 2005 and 2007. For further information, see Note 40 on the Financial Statements.

Other operational risks included:

•	fraud risks: the threat of fraud perpetrated by or against our customers, especially in retail and commercial banking, may grow during adverse economic conditions. We increased monitoring, analysed root causes and reviewed internal controls to enhance our defences against external attacks and reduce the level of loss in these areas. In addition, Group Security and Fraud Risk worked closely with the global businesses to continually assess these threats as they evolved and adapt our controls to mitigate these risks;

•	level of change creating operational complexity: the Global Risk function is engaged with business management in business transformation initiatives to ensure robust internal controls are maintained, including through participation in all relevant management committees. The Global Transactions Team has developed an enhanced risk management framework to be applied to the management of disposal risks;

•	information security: the security of our information and technology infrastructure is crucial for maintaining our banking services and protecting our customers and the HSBC brand. A failure of the control framework which protects this could have implications for the wider financial sector and result in direct financial loss and/or the loss of customer data and other sensitive information which could undermine both our reputation and our ability to retain the trust of our customers. Programmes of work have been ongoing to strengthen internal security controls to prevent unauthorised access to our systems which may affect live services or facilitate data loss or fraud. In common with other banks and multinational organisations, we continue to be a target of increasingly sophisticated cyber-attacks such as ‘distributed denial of service’ attacks which can affect the availability of customer-facing websites. In addition, reliance on standard internet technologies, protocols and services means we are subject to wide-scale remediation when flaws are reported in these technologies. Lessons learnt from attacks experienced within the industry and information sharing with other financial institutions, government agencies and external intelligence providers allows us to develop a better understanding of our own susceptibilities and to develop scenarios to test against. They will continue to be a focus of ongoing initiatives to strengthen the control environment. Significant investment has already been made in enhancing controls around data access, the heightened monitoring of potential cyber-attacks and continued training to raise staff awareness. This is an area that will require continual investment in our operational processes and contingency plans;

•	vendor risk management: we continue to focus on the management of vendor risks including making good progress with the implementation of the supplier performance management programme with our most important suppliers. Additional focus is put on the screening of suppliers to enable HSBC to identify if any suppliers are on a sanctions list and to exit such relationships. Vendor risk management is a core element of third party risk management; and

•	compliance with regulatory agreements and orders: Failure to implement our obligations under the DPAs could have a material adverse effect on our results and operations. Legal proceedings are discussed in Note 40 on the Financial Statements and further details regarding compliance risk are set out below.

Other operational risks are also monitored and managed through the use of the ORMF.

Further information on the nature of these risks is provided in ‘Top and emerging risks’ on page 118.

Frequency and amount of operational risk losses

The profile of operational risk incidents and associated losses is summarised below, showing the distribution of operational risk incidents in terms of their frequency of occurrence and total loss amount in US dollars.

Operational losses rose in 2014, driven by UK customer redress programme charges and settlements relating to legal and regulatory matters.

As in 2013, the operational risk incident profile in 2014 comprised both high frequency, low impact events and high impact events that occurred much less frequently. For example, losses due to external fraud incidents such as credit card fraud occurred more often than other types of event, but the amounts involved were often small in value. By contrast, operational risk incidents in the compliance category were relatively low frequency events, but the total cost was significant.

The number of fraud cases was broadly unchanged during 2014 due to the continued strong control environment.

Losses due to significant historical events, including the possible mis-selling of PPI products in the UK and the incidence of regulatory matters described in Note 40 on the Financial Statements remained substantial in 2014.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

In 2014, we completed the restructuring of our Compliance sub-function within Global Risk into two new sub-functions: Financial Crime Compliance and Regulatory Compliance, appropriately supported by shared Compliance Chief Operating Officer, Assurance and Reputational Risk Management teams. We continue to ensure that the Compliance sub-functions, through their operation and the execution of the Group strategy, including measures to implement Global Standards, are well positioned to meet increased levels of regulation and scrutiny from regulators and law enforcement agencies. In addition, the measures we have put in place are designed to ensure we have the appropriate people, processes and procedures to manage emerging risks and new products and business.

Enhanced global AML and sanctions policies, incorporating risk appetite, were approved by the Board in January 2014. The policies adopt and seek to enforce the highest or most effective standards globally, including a globally consistent approach to knowing our customers.

The policies are being implemented in phases through the development and application of procedures required to embed them in our day to day business operations globally. The overriding policy objective is for every employee to engage in only ‘the right kind of business, conducted in the right way’.

HSBC has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014. Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. For further information, see ‘Regulatory commitments and consent orders’ on page 120.

In May 2014, the Board approved a globally consistent approach to the management of regulatory conduct designed to ensure we deliver fair outcomes for our customers and conduct orderly and transparent operations in financial markets. Implementation of the global conduct approach is managed through the global lines of business and functions and covers all our business and operational activities. Examples of these activities are disclosed in ‘Conduct of business’ on page 121.

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being made and will continue to be made in ensuring that we are well placed to effectively manage those risks.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk management of insurance operations

(Audited)

	Page	App[1]	Tables	Page
HSBC’s bancassurance model	190
Overview of insurance products		231
Nature and extent of risks		232
Risk management of insurance operations in 2014	191
Asset and liability matching	191		Balance sheet of insurance manufacturing subsidiaries:
			– by type of contract	191
			– by geographical region	193
			Movement in total equity of insurance operations	193
Financial risks	194	232	Financial assets held by insurance manufacturing subsidiaries	194
Market risk	194	232	Financial return guarantees	195
			Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors	195
Credit risk	196	234	Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries	196
			Reinsurers’ share of liabilities under insurance contracts	197
Liquidity risk	197	234	Expected maturity of insurance contract liabilities	197
			Remaining contractual maturity of investment contract liabilities	197
Insurance risk	198	235	Analysis of insurance risk – liabilities under insurance contracts	198
Sensitivities to non-economic assumptions	198		Sensitivity analysis	198
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

There were no material changes to our policies and practices for the management of risks arising in the insurance operations in 2014.

A summary of HSBC’s policies and practice regarding the risk management of insurance operations and the main contracts we manufacture is provided in the Appendix to Risk on page 231.

HSBC’s bancassurance model

(Unaudited)

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

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, the UK, Hong Kong and Singapore). There are also life insurance manufacturing subsidiaries in mainland China, Malaysia and Malta.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk management of insurance operations in 2014

We measure the risk profile of our insurance manufacturing businesses using an economic capital approach, where assets and liabilities are measured on a market value basis and a capital requirement is held to ensure that there is less than a 1 in 200 chance of insolvency over the next year, given the risks that the businesses are exposed to. In 2014 we aligned the measurement approach for market, credit and insurance risks in the economic capital model to the new pan-European Solvency II insurance capital regulations, which are applicable from 2016.

The risk profile of our life insurance manufacturing businesses did not change materially during 2014 and liabilities to policyholders on these contracts remained constant at US$74bn (2013: US$74bn). However, a notable change arose in the UK where HSBC Life (UK) Ltd entered into an agreement to sell its pensions business.

The full effect will only be recognised once regulatory approval is received and the portfolio is transferred to the purchaser.

Asset and liability matching

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

The tables below show the composition of assets and liabilities by contract and by geographical region and demonstrate that there were sufficient assets to cover the liabilities to policyholders in each case at the end of 2014.

Balance sheet of insurance manufacturing subsidiaries by type of contract

(Audited)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annuities	Other	[40]	With DPF[41]	Unit- linked	Other	Other assets[42]	Total
	US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m	US$m

Financial assets	29,040	11,278	1,517	6,253		24,238	2,561	4,322	5,732	84,941
– trading assets	–	–	3	–		–	–	–	–	3
– financial assets designated at fair value	4,304	11,111	533	782		6,346	2,223	1,684	1,713	28,696
– derivatives	12	1	–	1		101	1	10	73	199
– financial investments	21,152	–	886	5,167		15,677	–	1,807	3,812	48,501
– other financial assets	3,572	166	95	303		2,114	337	821	134	7,542

Reinsurance assets	190	262	–	617		–	–	–	2	1,071
PVIF[43]	–	–	–	–		–	–	–	5,307	5,307
Other assets and investment properties	698	328	23	107		831	7	26	7,383	9,403

Total assets	29,928	11,868	1,540	6,977		25,069	2,568	4,348	18,424	100,722

Liabilities under investment contracts	–	–	–	–		–	2,542	4,155	–	6,697
– designated at fair value	–	–	–	–		–	2,542	3,770	–	6,312
– carried at amortised cost	–	–	–	–		–	–	385	–	385

Liabilities under insurance contracts	29,479	11,820	1,473	6,021		25,068	–	–	–	73,861
Deferred tax[44]	12	–	11	18		–	–	–	1,180	1,221
Other liabilities	–	–	–	–		–	–	–	8,577	8,577

Total liabilities	29,491	11,820	1,484	6,039		25,068	2,542	4,155	9,757	90,356

Total equity	–	–	–	–		–	–	–	10,366	10,366

Total liabilities and equity at 31 December 2014[45]	29,491	11,820	1,484	6,039		25,068	2,542	4,155	20,123	100,722

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annuities	Other	[40]	With DPF	[41]	Unit- linked	Other	Other assets	[42]	Total
	US$m	US$m	US$m	US$m		US$m		US$m	US$m	US$m		US$m

Financial assets	26,382	13,348	1,651	4,728		25,676		9,720	4,375	5,846		91,726
– trading assets	–	–	3	–		–		–	–	–		3
– financial assets designated at fair value	3,850	13,131	532	761		6,867		9,293	1,706	1,757		37,897
– derivatives	1	3	–	–		215		5	–	55		279
– financial investments	19,491	–	959	3,780		16,556		–	1,853	3,745		46,384
– other financial assets	3,040	214	157	187		2,038		422	816	289		7,163

Reinsurance assets	182	291	522	439		–		–	–	2		1,436
PVIF[43]	–	–	–	–		–		–	–	5,335		5,335
Other assets and investment properties	757	284	23	113		791		19	31	546		2,564

Total assets	27,321	13,923	2,196	5,280		26,467		9,739	4,406	11,729		101,061

Liabilities under investment contracts	–	–	–	–		–		9,730	4,209	–		13,939
– designated at fair value	–	–	–	–		–		9,730	3,761	–		13,491
– carried at amortised cost	–	–	–	–		–		–	448	–		448
Liabilities under insurance contracts	26,920	13,804	2,158	4,872		26,427		–	–	–		74,181
Deferred tax[44]	12	–	17	1		–		–	–	1,163		1,193
Other liabilities	–	–	–	–		–		–	–	2,048		2,048

Total liabilities	26,932	13,804	2,175	4,873		26,427		9,730	4,209	3,211		91,361

Total equity	–	–	–	–		–		–	–	9,700		9,700

Total liabilities and equity at 31 December 2013[45]	26,932	13,804	2,175	4,873		26,427		9,730	4,209	12,911		101,061

For footnotes, see page 202.

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

As noted above, during the year HSBC entered into an agreement to sell its UK pensions business, and the related balances are reported as a disposal group held for sale under IFRS 5 (and are therefore included within the ‘Other assets’ column in the table above). The disposal group comprises US$6.8bn of total liabilities, being liabilities under unit-linked investment contracts, unit-linked insurance contracts and annuity contracts. It also comprises US$6.8bn of total assets, being financial and reinsurance assets backing the liabilities, and the associated PVIF on these contracts. The transfer is subject to regulatory approvals and is expected to complete in the second half of 2015. As part of the transaction we also entered into a reinsurance agreement transferring certain risks and rewards of the business to the purchaser from 1 January 2014 until completion of the transaction. A gain of US$42m was recognised on entering into this reinsurance agreement.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Balance sheet of insurance manufacturing subsidiaries by geographical region46

(Audited)

	Europe	Asia	[6]	Latin America	Total
	US$m	US$m		US$m	US$m

Financial assets	30,178	47,443		7,320	84,941
– trading assets	–	–		3	3
– financial assets designated at fair value	10,610	12,497		5,589	28,696
– derivatives	172	27		–	199
– financial investments	16,947	30,010		1,544	48,501
– other financial assets	2,449	4,909		184	7,542

Reinsurance assets	308	748		15	1,071
PVIF[43]	711	4,175		421	5,307
Other assets and investment properties	7,650	1,145		608	9,403

Total assets	38,847	53,511		8,364	100,722

Liabilities under investment contracts:
– designated at fair value	1,585	4,727		–	6,312
– carried at amortised cost	–	–		385	385
Liabilities under insurance contracts	27,312	39,990		6,559	73,861
Deferred tax[44]	273	806		142	1,221
Other liabilities	7,932	460		185	8,577

Total liabilities	37,102	45,983		7,271	90,356

Total equity	1,745	7,528		1,093	10,366

Total liabilities and equity at 31 December 2014[45]	38,847	53,511		8,364	100,722

Financial assets	41,557	42,352		7,817	91,726
– trading assets	–	–		3	3
– financial assets designated at fair value	20,742	11,420		5,735	37,897
– derivatives	272	7		–	279
– financial investments	18,080	26,505		1,799	46,384
– other financial assets	2,463	4,420		280	7,163

Reinsurance assets	823	596		17	1,436
PVIF[43]	1,156	3,730		449	5,335
Other assets and investment properties	868	1,101		595	2,564

Total assets	44,404	47,779		8,878	101,061

Liabilities under investment contracts:
– designated at fair value	8,760	4,731		–	13,491
– carried at amortised cost	–	–		448	448
Liabilities under insurance contracts	31,786	35,619		6,776	74,181
Deferred tax[44]	407	645		141	1,193
Other liabilities	1,474	371		203	2,048

Total liabilities	42,427	41,366		7,568	91,361

Total equity	1,977	6,413		1,310	9,700

Total liabilities and equity at 31 December 2013[45]	44,404	47,779		8,878	101,061

For footnotes, see page 202.

Movement in total equity of insurance operations

(Audited)

	Total equity
	2014	2013
	US$m	US$m

At 1 January	9,700	9,989
Change in PVIF of long-term insurance business[43]	261	525
Return on net assets	1,835	848
Capital transactions	(673)	(590)
Disposals of subsidiaries/portfolios	1	(675)
Exchange differences and other	(758)	(397)

At 31 December	10,366	9,700

For footnote, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Financial risks

(Audited)

Details on the nature of financial risks and how they are managed are provided in the Appendix to Risk on page 232.

Financial risks can be categorised into:

•	market risk – risk arising from changes in the fair values of financial assets or their future cash flows from fluctuations in variables such as interest rates, credit spreads, foreign exchange rates and equity prices;

•	credit risk – the risk of financial loss following the failure of third parties to meet their obligations; and
•	liquidity risk – the risk of not being able to make payments to policyholders as they fall due as there are insufficient assets that can be realised as cash.

The following table analyses the assets held in our insurance manufacturing subsidiaries at 31 December 2014 by type of contract, and provides a view of the exposure to financial risk. For unit-linked contracts, which pay benefits to policyholders determined by reference to the value of the investments supporting the policies, we typically designate assets at fair value; for non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

Financial assets held by insurance manufacturing subsidiaries

(Audited)

	Unit-linked		Non-linked		Other
	contracts	[47]	contracts	[48]	assets	[49]	Total
	US$m		US$m		US$m		US$m

Trading assets
Debt securities	–		3		–		3

Financial assets designated at fair value	13,334		13,649		1,713		28,696
Treasury bills	–		40		16		56
Debt securities	4,589		3,507		618		8,714
Equity securities	8,745		10,102		1,079		19,926

Financial investments
Held-to-maturity: debt securities	–		21,789		2,494		24,283

Available-for-sale:	–		22,899		1,319		24,218
– debt securities	–		22,899		1,290		24,189
– equity securities	–		–		29		29

Derivatives	2		124		73		199
Other financial assets[49]	503		6,905		134		7,542

Total financial assets at 31 December 2014[45]	13,839		65,369		5,733		84,941

Trading assets
Debt securities	–		3		–		3

Financial assets designated at fair value	22,424		13,716		1,757		37,897
Treasury bills	–		–		50		50
Debt securities	7,809		3,910		546		12,265
Equity securities	14,615		9,806		1,161		25,582

Financial investments
Held-to-maturity: debt securities	–		21,784		2,142		23,926

Available-for-sale:	–		20,855		1,603		22,458
– debt securities	–		20,855		1,594		22,449
– equity securities	–		–		9		9

Derivatives	8		216		55		279
Other financial assets[49]	636		6,238		289		7,163

Total financial assets at 31 December 2013[45]	23,068		62,812		5,846		91,726

For footnotes, see page 202.

Approximately 67% of financial assets were invested in debt securities at 31 December 2014 (2013: 64%) with 24% (2013: 28%) invested in equity securities.

Under unit-linked contracts, premium income less charges levied is invested in a portfolio of assets. We manage the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. These assets represented 16% (2013: 25%) of the total financial assets of our insurance manufacturing subsidiaries at the end of 2014. The reduction of US$9.3bn in the value of assets backing unit-linked contracts is largely due to the classification of US$6.3bn of assets relating to the UK pensions business as held for sale (see page 192) and the transfer of US$2.9bn assets backing other unit-linked investment contracts to a third party during the year.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The risk of shareholder capital being required to meet liabilities to policyholders increases in products that offer guaranteed financial returns where current yields fall below guaranteed levels for a prolonged period. Reserves are held against the cost of guarantees, calculated by stochastic modelling. Where local rules require, these reserves are held through policyholder liabilities. Any remainder is accounted for as a deduction to PVIF on the relevant product. The table below shows the total reserve held for the cost of guarantees, the range of investment returns on assets supporting these products and the implied investment return that would enable the business to meet the guarantees.

The financial guarantees offered on some portfolios exceeded the current yield on the assets that back them. The cost of guarantees increased to US$777m (2013: US$575m) primarily because of falling yields in France throughout 2014. As these yields fell, the cost of guarantees on closed portfolios reported in the 2.1%-4.0% and 4.1%-5.0% categories increased, driven by reduced reinvestment yield assumptions. In addition, there was a closed portfolio in Hong Kong with a guaranteed rate of 5.0% compared with the current yield of 4.1%. We reduced short-term bonus rates paid to policyholders on certain DPF contracts to manage the immediate strain on the business.

Financial return guarantees45,50

(Audited)

	2014			2013
	Investment returns implied by guarantee	Current yields	Cost of guarantees	Investment returns implied by guarantee	Current yields	Cost of guarantees
	%	%	US$m	%	%	US$m

Capital	0.0	0.0 – 3.5	81	0.0	0.0 – 4.4	57
Nominal annual return	0.1 – 2.0	3.6 – 3.6	6	0.1 – 2.0	4.1 – 4.1	9
Nominal annual return[51]	2.1 – 4.0	3.5 – 4.1	646	2.1 – 4.0	4.2 – 4.4	471
Nominal annual return	4.1 – 5.0	3.5 – 4.1	30	4.1 – 5.0	4.1 – 4.4	25
Real annual return[52]	0.0 – 6.0	4.7 – 7.5	14	0.0 – 6.0	6.4 – 6.4	13

At 31 December			777			575

For footnotes, see page 202.

In addition to the above, a deduction from PVIF of US$53m (2013: US$134m) is made in respect of the modelled cost of guaranteed annuity options attached to certain unit-linked pension products in Brazil.

The following table illustrates the effects of selected interest rate, equity price and foreign exchange rate scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.

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

The effects of +/-100 basis points parallel shifts in yield curves have increased from 2013 to 2014, driven mainly by falling yields and a flattening of the yield curve in France during 2014. In the low yield environment the projected cost of options and guarantees described above is particularly sensitive to yield curve movements. The market value of available-for-sale bonds is also sensitive to yield curve movements hence the larger opposite stresses on equity.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors

(Audited)

	2014		2013
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	US$m	US$m	US$m	US$m

+ 100 basis points parallel shift in yield curves	290	(345)	151	(199)
– 100 basis points parallel shift in yield curves[53]	(549)	214	(230)	139
10% increase in equity prices	180	180	149	149
10% decrease in equity prices	(153)	(153)	(129)	(129)
10% increase in US dollar exchange rate compared to all currencies	54	54	21	21
10% decrease in US dollar exchange rate compared to all currencies	(54)	(54)	(21)	(21)

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk

(Audited)

Credit risk can give rise to losses through default and can lead to volatility in our income statement and balance sheet figures through movements in credit spreads, principally on the US$53bn (2013: US$51bn) bond portfolio supporting non-linked contracts and shareholders’ funds.

The sensitivity of the profit after tax of our insurance subsidiaries to the effects on asset values of increases in credit spreads was a reduction of US$7m (2013: US$21m). The sensitivity of total equity was a reduction of US$9m (2013: US$46m). The sensitivities are relatively small because the vast majority of the debt securities held by our insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no effect on the profit after tax (or to total equity in the case of the held-to-maturity securities). We calculate the sensitivity based on a one-day movement in credit spreads over a two-year period. A confidence level of 99%, consistent with our Group VaR, is applied.

Credit quality

(Audited)

The following table presents an analysis of treasury bills, other eligible bills and debt securities within our insurance business by measures of credit quality.

Only assets supporting liabilities under non-linked insurance and investment contracts and shareholders’ funds are included in the table as financial risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder. 84.8% (2013: 83.4%) of the assets included in the table are invested in investments rated as ‘strong’.

For a definition of the five credit quality classifications, see page 207.

Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries

(Audited)

	Neither past due nor impaired
	Strong	Good	Satisfactory	Sub-standard	Total
	US$m	US$m	US$m	US$m	US$m

Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,550	530	214	255	3,549
– treasury and other eligible bills	5	–	–	35	40
– debt securities	2,545	530	214	220	3,509

Financial investments – debt securities	38,515	4,312	1,662	200	44,689

	41,068	4,842	1,876	455	48,241

Supporting shareholders’ funds[54]
Financial assets designated at fair value	214	322	30	69	635
– treasury and other eligible bills	–	–	–	16	16
– debt securities	214	322	30	53	619

Financial investments – debt securities	3,378	196	154	54	3,782

	3,592	518	184	123	4,417

Total[45]
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,764	852	244	324	4,184
– treasury and other eligible bills	5	–	–	51	56
– debt securities	2,759	852	244	273	4,128

Financial investments – debt securities	41,893	4,508	1,816	254	48,471

At 31 December 2014	44,660	5,360	2,060	578	52,658

Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,780	691	224	215	3,910
– debt securities	2,780	691	224	215	3,910

Financial investments – debt securities	36,113	4,596	1,699	231	42,639

	38,896	5,287	1,923	446	46,552

Supporting shareholders’ funds[54]
Financial assets designated at fair value	191	298	73	34	596
– treasury and other eligible bills	50	–	–	–	50
– debt securities	141	298	73	34	546

Financial investments – debt securities	3,356	176	139	65	3,736

	3,547	474	212	99	4,332

Total[45]
Trading assets – debt securities	3	–	–	–	3
Financial assets designated at fair value	2,971	989	297	249	4,506
– treasury and other eligible bills	50	–	–	–	50
– debt securities	2,921	989	297	249	4,456

Financial investments – debt securities	39,469	4,772	1,838	296	46,375

At 31 December 2013	42,443	5,761	2,135	545	50,884

For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk also arises when assumed insurance risk is ceded to reinsurers. The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by credit quality, is shown below. Our exposure to third parties under the reinsurance agreements described in the Appendix to Risk on page 235 is included in this table.

Reinsurers’ share of liabilities under insurance contracts45

(Audited)

	Neither past due nor impaired				Past due but
	Strong	Good	Satisfactory	Sub-standard	not impaired	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Unit-linked insurance	75	185	–	–	–	260
Non-linked insurance[55]	751	11	10	–	–	772

At 31 December 2014	826	196	10	–	–	1,032
Reinsurance debtors	11	6	–	–	21	38

Unit-linked insurance	72	218	–	–	–	290
Non-linked insurance[55]	1,103	8	7	–	–	1,118

At 31 December 2013	1,175	226	7	–	–	1,408

Reinsurance debtors	17	1	–	–	10	28

For footnotes, see page 202.

Liquidity risk

(Audited)

The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2014.

The liquidity risk exposure is borne in conjunction with policyholders for the majority of our business, and wholly borne by the policyholder in the case of unit-linked business.

The profile of the expected maturity of the insurance contracts at 31 December 2014 remained comparable with 2013.

Expected maturity of insurance contract liabilities45

(Audited)

	Expected cash flows (undiscounted)
	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m

Unit-linked insurance	709	3,280	9,243	14,544	27,776
Non-linked insurance[55]	3,504	12,718	29,905	33,108	79,235

At 31 December 2014	4,213	15,998	39,148	47,652	107,011

Unit-linked insurance	1,106	3,609	9,757	13,725	28,197

Non-linked insurance[55]	3,977	11,731	26,848	31,306	73,862

At 31 December 2013	5,083	15,340	36,605	45,031	102,059
For footnotes, see page 202. Remaining contractual maturity of investment contract liabilities (Audited)
		Liabilities under investment contracts issued by insurance manufacturing subsidiaries[46]
		Unit-linked investment contracts	Investment contracts with DPF	Other investment contracts	Total
		US$m	US$m	US$m	US$m

Remaining contractual maturity:
– due within 1 year		151	–	389	540
– due over 1 year to 5 years		133	–	–	133
– due over 5 years to 10 years		194	–	–	194
– due after 10 years		766	–	–	766
– undated[56]		1,298	25,068	3,765	30,131

At 31 December 2014		2,542	25,068	4,154	31,764

Remaining contractual maturity:
– due within 1 year		232	–	454	686
– due over 1 year to 5 years		778	–	–	778
– due over 5 years to 10 years		852	–	–	852
– due after 10 years		2,254	–	–	2,254
– undated[56]		5,614	26,427	3,755	35,796

At 31 December 2013		9,730	26,427	4,209	40,366
For footnotes, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Insurance risk

Insurance risk is principally measured in terms of liabilities under the contracts in force.

A principal risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities. The following table analyses our life insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2013.

Analysis of insurance risk – liabilities under insurance contracts46

(Audited)

	Europe	Asia	Latin America	Total
	US$m	US$m	US$m	US$m

Non-linked insurance[55]	829	34,261	1,883	36,973
Insurance contracts with DPF[57]	367	29,112	–	29,479
Credit life	56	87	–	143
Annuities	71	127	1,275	1,473
Other	335	4,935	608	5,878

Unit-linked insurance	1,415	5,729	4,676	11,820
Investment contracts with DPF[41,57]	25,068	–	–	25,068

Liabilities under insurance contracts at 31 December 2014	27,312	39,990	6,559	73,861

Non-linked insurance[55]	1,383	30,554	2,013	33,950
Insurance contracts with DPF[57]	380	26,540	–	26,920
Credit life	130	74	–	204
Annuities	622	129	1,407	2,158
Other	251	3,811	606	4,668

Unit-linked insurance	3,976	5,065	4,763	13,804

Investment contracts with DPF[41,57]	26,427	–	–	26,427

Liabilities under insurance contracts at 31 December 2013	31,786	35,619	6,776	74,181

For footnotes, see page 202.

Our most significant life insurance products are insurance contracts with DPF issued in Hong Kong, investment contracts with DPF issued in France and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Sensitivities to non-economic assumptions

(Audited)

Policyholder liabilities and PVIF for life manufacturers are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit and total equity to reasonably possible changes in these non-economic assumptions at that date across all our insurance manufacturing subsidiaries.

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

Sensitivity analysis

(Audited)

	2014	2013
	US$m	US$m

Effect on profit after tax and total equity at 31 December
10% increase in mortality and/or morbidity rates	(65)	(76)
10% decrease in mortality and/or morbidity rates	72	79
10% increase in lapse rates[57]	(108)	(119)
10% decrease in lapse rates[57]	122	133
10% increase in expense rates	(106)	(101)
10% decrease in expense rates	106	100

For footnote, see page 202.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Other material risks

	Page	App[1]	Tables	Page
Reputational risk	199	235
Fiduciary risk	200
Pension risk	200	236
The principal plan	200		The principal plan – target asset allocation	200
			Benefit payments (US$m)	201
Future developments	201
Defined contribution plans	201
Sustainability risk	201	237
1 Appendix to Risk – risk policies and practices.

Reputational risk

(Unaudited)

Reputational risk is the failure to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC itself, our employees or those with whom we are associated, that might cause stakeholders to form a negative view of HSBC.

Reputational risk relates to perceptions, whether based on fact or otherwise. Stakeholders’ expectations are constantly changing and thus reputational risk is dynamic and varies between geographies, groups and individuals. As a global bank, HSBC shows unwavering commitment to operating, and to be seen to be operating, to the high standards we have set for ourselves in every jurisdiction. Reputational risk might result in financial or non-financial impacts, loss of confidence, adverse effects on our ability to keep and attract customers, or other consequences. Any lapse in standards of integrity, compliance, customer service or operating efficiency represents a potential reputational risk.

A number of measures to address the requirements of the US DPA and otherwise to enhance our AML, sanctions and other regulatory compliance frameworks have been taken and/or are ongoing. These measures, which should also serve over time to enhance our reputational risk management, include the following:

•	simplifying our business through the progressive implementation of our Group strategy, including the adoption of a global financial crime risk filter, which should help to standardise our approach to doing business in higher risk countries;

•	an increase in reputational risk resources in each region in which we operate and the introduction of a central case management and tracking process for reputational risk and client relationship matters;

•	the creation of combined reputational risk and client selection committees within the global businesses with a clear process to escalate and address matters at the appropriate level;

•	the continued roll-out of training and communication about the HSBC Values Programme that defines the way everyone in the Group should act and seeks to ensure that the Values are embedded into our operations; and

•	the continuous development and implementation of the Global Standards around financial crime compliance, which underpin our businesses. This includes ensuring globally consistent application of policies that govern AML and sanctions compliance programmes.

In July 2014, the new reputational risk and customer selection policies were issued which define a consistent and structured approach to managing these risks:

•	Reputational risk (new policy): defines reputational risk and sets out HSBC’s approach to managing it;

•	Customer selection and business acceptance (new policy): outlines the risk factors to be considered when a new customer relationship is identified;

•	Customer selection and exit management: establishes the globally sustainable approach to customer selection and exit management for all accounts and relationships in all business lines. This details the criteria under which escalation or approval is required; and

•	Sixth filter: customers operating in high risk jurisdictions carry particular financial crime risks and may require specific approvals, or be considered for an exit, if the relationship exceeds HSBC’s global risk appetite.

HSBC has zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational damage has not been considered and mitigated. There must be no barriers to open discussion and the escalation of issues that could affect the Group negatively. While there is a level of risk in every aspect of business activity, appropriate consideration of potential harm to HSBC’s good name must be a part of all business decisions.

Detecting and preventing illicit actors’ access to the global financial system calls for constant vigilance and we will continue to cooperate closely with all governments to achieve success. This is integral to the execution of our strategy, to HSBC Values and to preserving and enhancing our reputation.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Pension risk

(Audited)

We operate a number of defined benefit and defined contribution pension plans throughout the world. The majority of pension risk arises from the Group’s defined benefit plans of which the largest is the HSBC Bank (UK) Pension Scheme (‘the principal plan’).

During 2014, a new global pension risk framework was established, with accompanying new global policies on the management of risks related to defined benefit and defined contribution plans. In addition, a new Global Pensions Oversight Committee was established to oversee the running of all pension plans sponsored by HSBC around the world.

At 31 December 2014, the Group’s aggregate defined benefit pension plan obligation was US$42bn and the net asset was US$2.7bn (2013: US$40bn and US$0.1bn, respectively). The increase in the net asset was mainly due to the increase in the principal plan’s assets exceeding the increase in its benefit obligation. Of the Group total amounts, the principal plan contributed US$30bn to the defined benefit obligation and US$4.8bn to the net asset. The principal plan is the largest contributor to pension risk in the Group.

The principal plan

(Audited)

The principal plan is overseen by a corporate trustee who has fiduciary responsibility for the operation of the pension scheme. The principal plan comprises a defined benefit section and a defined contribution section. Unless stated otherwise, this narrative relates to the defined benefit section.

The investment strategy of the principal plan is to hold the majority of assets in bonds, with the remainder in a more diverse range of investments, and includes a portfolio of interest rate and inflation swaps in order to reduce interest rate risk and inflation risk (see Note 41 in the Financial Statements). The target asset allocation of the principal plan at the year-end is shown below. HSBC and the trustee have developed a general framework which, over time, will see the plan’s asset strategy evolve to be less risky: this is described in further detail below.

The principal plan – target asset allocation

	2014	2013
	%	%

Equities[58]	19.4	19.4
Bonds	64.5	64.5
Alternative assets[59]	10.6	10.6
Property	5.5	5.5
Cash[60]	–	–

At 31 December	100.0	100.0

For footnotes, see page 202.

The latest actuarial valuation of the principal plan was made as at 31 December 2011 by C G Singer, Fellow of the Institute and Faculty of Actuaries, of Towers Watson Limited. At that date, the market value of the plan’s assets was £18bn (US$28bn) (including assets relating to both the defined benefit and defined contribution plans, and additional voluntary contributions). The market value of the plan assets represented 100% of the amount expected to be required, on the basis of the assumptions adopted, to provide the benefits accrued to members after allowing for expected future increases in earnings under the projected unit method. There was therefore no resulting surplus/deficit and hence no recovery plan was required.

The expected cash flows from the principal plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2011. Salary increases were assumed to be 0.5% per annum above RPI and inflationary pension increases, subject to a minimum of 0% and a maximum of 5% (maximum of 3% per annum in respect of service accrued since 1 July 2009), were assumed to be in line with RPI. The projected cash flows were discounted at the Libor swap curve at 31 December 2011 plus a margin for the expected return on the investment strategy of 160bps per annum. The mortality experience of the principal plan’s pensioners over the six-year period (2006-2011) was analysed and, on the basis of this analysis, the mortality assumptions were set, based on the SAPS S1 series of tables adjusted to reflect the pensioner experience. Allowance was made for future improvements to mortality rates in line with the Continuous Mortality Investigation core projections with a long-run improvement rate set at 2% for males and 1.5% for females. The benefits expected to be payable from the defined benefit plan from 2015 are shown in the chart below.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Future benefit payments (US$m)

As part of the 31 December 2011 valuation, calculations were also made of the amount of assets that might be needed to meet the liabilities if the principal plan was discontinued and the members’ benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount required under this approach was estimated to be £26bn (US$41bn) as at 31 December 2011. In arriving at this estimation, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of UK government bonds. An explicit allowance for expenses was also included.

HSBC and the trustee have developed a general framework which, over time, will see the principal plan’s asset strategy evolve to be less risky and further aligned to the expected future cash-flows, referred to as the Target Matching Portfolio (‘TMP’). The TMP would therefore contain sufficient assets, the majority of which will be bond-like in nature, which are more closely aligned to the liability profile. Progress towards the TMP can be achieved by asset returns in excess of that assumed and/or additional funding. In 2013, HSBC agreed to make general framework contributions of £64m (US$100m) in each of the calendar years 2013, 2014 and 2015 as well as £128m (US$200m) in 2016. Further contributions have been agreed to be made in future years, which are linked to the continued implementation of the general framework.

HSBC Bank is also making contributions to the principal plan in respect of the accrual of benefits of defined benefit section members. Since April 2013, HSBC has paid contributions at the rate of 43% of pensionable salaries (less member contributions).Contribution levels will be reviewed as part of the next actuarial valuation, which has an effective date of 31 December 2014. The results of this valuation are expected to be included in the Annual Report and Accounts 2015.

Future developments

(Unaudited)

Future service accrual for active members of the defined benefit section will cease with effect from 30 June 2015. All active members of the defined benefit section will become members of the defined contribution section from 1 July 2015, and their accrued defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI). The defined benefit service cost will therefore reduce to zero from 1 July 2015 and the defined contribution service cost will increase.

Defined contribution plans

Our global strategy is to move from defined benefit pension provisions to defined contribution, dependent on local legislative requirements and emerging practice. In defined contribution pension plans, the sponsor contributions are known, while the ultimate benefit will vary, typically with investment returns achieved by employee investment choices. While the market risk of defined contribution plans is significantly less than that of defined benefit plans, the Bank is still exposed to operational and reputational risk.

Sustainability risk

(Unaudited)

Assessing the environmental and social impacts of providing finance to our customers is integral to our overall risk management processes.

In 2014, we issued new policies on forestry, agricultural commodities, World Heritage Sites and Ramsar Wetlands, following an extensive internal and external review of our previous forestry policy. The results of two independent reviews into the content and implementation of our previous policy were published on www.hsbc.com.

A summary of our current policies and practices regarding reputational risk, pension risk and sustainability risk is provided in the Appendix to Risk on page 235.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Footnotes to Risk

Credit risk

1	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly.
2	At 31 December 2014, the credit quality of financial guarantees and similar contracts was: US$17bn strong, US$16bn good, US$12bn satisfactory, and US$2bn sub-standard.
3	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$71bn (2013: US$34bn), reflecting the full take-up of loan commitments. The take-up of such offers is generally at modest levels. At 31 December 2014, the credit quality of loan and other credit-related commitments was: US$322bn strong, US$191bn good, US$127bn satisfactory, US$10bn sub-standard and US$0.8bn impaired.
4	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 23 on the Financial Statements for further details). Comparative data have been re-presented to reflect this change.
5	‘Financial’ includes loans and advances to banks.
6	‘First lien residential mortgages’ include Hong Kong Government Home Ownership Scheme loans of US$3.4bn at 31 December 2014 (2013: US$3.2bn). Where disclosed, earlier comparatives were 2012: US$3.2bn; 2011: US$3.3bn; 2010: US$3.5bn.
7	‘Other personal lending’ includes second lien mortgages and other property-related lending.
8	‘Other commercial loans and advances’ include advances in respect of agriculture, transport, energy and utilities.
9	Impairment allowances are not reported for financial instruments, for which the carrying amount is reduced directly for impairment and not through the use of an allowance account.
10	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
11	‘Loans and advances to customers’ includes asset-backed securities that have been externally rated as strong (2014: US$1.2bn; 2013: US$1.7bn), good (2014: US$256m; 2013: US$255m), satisfactory (2014: US$332m; 2013: US$200m), sub-standard (2014: US$94m; 2013: US$283m) and impaired (2014: US$128m; 2013: US$252m).
12	‘Collectively assessed impairment allowances’ are allocated to geographical segments based on the location of the office booking the allowances or provisions.
13	Included within ‘Exchange and other movements’ is US$0.4bn of impairment allowances reclassified to held for sale (2013: US$0.2bn).
14	Of the US$2,724m (2013: US$3,580m) of renegotiated loans, US$608m (2013: US$716m) were neither past due nor impaired, US$1m (2013: US$52m) was past due but not impaired and US$2,115m (2013: US$2,812m) were impaired.
15	French Banking Federation Master Agreement Relating to Transactions on Forward Financial Instruments plus CSA equivalent.
16	The German Master Agreement for Financial Derivative Transactions.
17	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
18	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘initial foreclosed property carrying amount’). The average gain/loss on sale of foreclosed properties is calculated as cash proceeds less the initial foreclosed properties carrying amount divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property.
19	The average total gain/loss on foreclosed properties includes both the gain/loss on sale of the foreclosed property as discussed in footnote 18 and the cumulative write-downs recognised on the loans up to the time we took title to the property.
20	Included in this category are loans of US$1.5bn (2013: US$1.9bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
21	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
22	Negative numbers are favourable: positive numbers are unfavourable.
23	Carrying amount of the net principal exposure.
24	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.

Liquidity and funding

25	The most favourable metrics are smaller advances to core funding and larger stressed one-month and three-month coverage ratios.
26	The HSBC UK entity shown comprises four legal entities; HSBC Bank plc (including all overseas branches, and SPEs consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.
27	The Hongkong and Shanghai Banking Corporation represents the Group in Hong Kong, including its overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
28	The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.
29	The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
30	Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
31	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

32	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.
33	The residual contractual maturity profile of the balance sheet is set out on in Note 31 on the Financial Statements.

Market risk

34	Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
35	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures. For presentation purposes, portfolio diversification within the trading portfolio includes VaR-based RNIV.
36	The total VaR is non-additive across risk types due to diversification effects.
37	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
38	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
39	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together. See ‘Cautionary statement regarding forward-looking statements’.

Risk management of insurance operations

40	Other includes term assurance, credit life insurance, universal life insurance and remaining non-life insurance.
41	Although investment contracts with discretionary participation features (‘DPF’) are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
42	The Other assets column shows shareholder assets as well as assets and liabilities classified as held for sale. The majority of the assets for insurance businesses classified as held for sale are reported as ‘Other assets and investment properties’ and totalled US$6.8bn at 31 December 2014 (31 December 2013: nil). The majority of these assets were debt and equity securities. All liabilities for insurance businesses classified as held for sale are reported in ‘Other liabilities’ and totalled US$6.8bn at 31 December 2014 (31 December 2013: nil). The majority of these liabilities were liabilities under insurance contracts and liabilities under investment contracts.
43	Present value of in-force long-term insurance contracts and investment contracts with DPF.
44	Deferred tax includes the deferred tax liabilities arising on recognition of PVIF.
45	Does not include associated insurance company SABB Takaful Company or joint venture insurance company Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
46	HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa or North America.
47	Comprise unit-linked life insurance contracts and linked long-term investment contracts.
48	Comprise non-linked insurance contracts and non-linked long-term investment contracts.
49	Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
50	The cost of guarantees figure presented comprises the modelled cost of guarantees under products manufactured by our insurance subsidiaries, including both the cost of guarantees reserved for through policyholder liabilities and the amount accounted for as a deduction to PVIF. This is considered to provide more relevant information than the total liabilities to policyholders established for guaranteed products manufactured by our insurance subsidiaries as disclosed in prior periods.
51	A block of contracts in France with guaranteed nominal annual returns in the range 1.25%-3.72% are reported entirely in the 2.1%-4.0% category in line with the average guaranteed return of 2.7% offered to policyholders by these contracts.
52	Real annual return guarantees provide the policyholder a guaranteed return in excess of the rate of inflation, and are supported by inflation-linked debt securities with yields that are also expressed in real terms.
53	Where a –100 basis point parallel shift in the yield curve would result in a negative interest rate, the effects on profit after tax and total equity have been calculated using a minimum rate of 0%.
54	Shareholders’ funds comprise solvency and unencumbered assets.
55	Non-linked insurance includes remaining non-life business.
56	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown.
57	Insurance contracts and investment contracts with DPF can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

Pension risk

58	In 2014, option overlay strategies which are expected to improve the risk/return profile of the equity allocation were implemented.
59	Alternative assets includes ABSs, MBSs and infrastructure assets.
60	Whilst there is no target cash allocation, the amount of cash is expected to vary between 0-5% depending upon the liquidity requirements of the scheme, which will affect the actual allocation of bonds correspondingly.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk elements in the loan portfolio

61	In addition to the numbers presented there were US$0.5bn of impaired loans (2013: US$0.2bn); US$1m unimpaired loans contractually more than 90 days past due as to principal or interest (2013: US$40m); and US$ nil of troubled debt restructurings (not included in the classifications above) (2013: US$70m), all relating to assets held for sale at 31 December 2014.
62	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
63	Ratio excludes trading loans classified as in default.

Country distribution of outstandings and cross-border exposures

64	These balances were between 0.75% and 1% of total assets. All other balances were above 1%.

HSBC HOLDINGS PLC

203a

Report of the Directors: Financial Review (continued)

Appendix to Risk

Risk policies and practices

This appendix describes the significant policies and practices employed by HSBC in managing our credit risk, liquidity and funding, market risk, operational risk (including compliance risk, legal risk and fiduciary risk), insurance risk, reputational risk, pension risk and sustainability risk.

Risk governance

(Unaudited)

Our strong risk governance reflects the importance placed by the Board and the Group Risk Committee (‘GRC’) on shaping the Group’s risk strategy and managing risks effectively. It is supported by a clear policy framework of risk ownership, a risk appetite process through which the types and levels of risk that we are prepared to accept in executing our strategy are articulated and monitored, performance scorecards cascaded from the GMB that align business and risk objectives, and the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities. This personal accountability, reinforced by the governance structure, mandatory learning and our approach to remuneration, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

The executive and non-executive risk governance structures and their interactions are set out in the following table. Each major operating subsidiary has established a board committee with non-executive responsibility for oversight of risk-related matters and an executive committee with responsibility for risk-related matters.

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

•  Advising the Board on:

–  risk appetite and alignment with strategy

–  alignment of remuneration with risk appetite (through advice to the Group Remuneration Committee)

–  risks associated with proposed strategic acquisitions and disposals

•  Overseeing high-level risk related matters

•  Reviewing the effectiveness of the Group’s systems of risk management and internal controls (other than over financial reporting)

•  Overseeing the maintenance and development of a supportive culture in relation to the management of risk

Financial System Vulnerabilities Committee	Non-executive Directors, including the Chairman of the Group Remuneration Committee, and co-opted non-director members

•  Overseeing controls and procedures designed to identify areas of exposure to financial crime or system abuse

•  Overseeing matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing

•  Reviewing policies and procedures to ensure continuing obligations to regulatory and law enforcement agencies are met

Conduct & Values Committee	Independent non-executive Directors

•  Ensuring that in the conduct of its business, HSBC treats all stakeholders fairly

•  Advising the Board on HSBC policies, procedures and standards to ensure that the Group conducts business responsibly and consistently adheres to the HSBC Values

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Authority	Membership	Responsibilities include:
Risk Management Meeting of the GMB	Group Chief Risk Officer Chief Legal Officer Group Chief Executive Group Finance Director All other Group Managing Directors

•  Formulating high-level global risk policy

•  Exercising delegated risk management authority

•  Overseeing implementation of risk appetite and controls

•  Monitoring all categories of risk and determining appropriate mitigating action

•  Promoting a supportive Group culture in relation to risk management and conduct

•  Implementing Global Standards throughout the Group

Global Risk Management Board	Group Chief Risk Officer Chief Risk Officers of HSBC’s global businesses and regions Heads of Global Risk sub-functions

•  Supporting the Risk Management Meeting and the Group Chief Risk Officer in providing strategic direction for the Global Risk function, setting priorities and overseeing their execution

•  Overseeing consistent approach to accountability for, and mitigation of, risk across the Global Risk function

Global Business Risk Management Committees	Global Business Chief Risk Officer Global Business Chief Executive Global Business Chief Financial Officer Heads of Global Risk sub-functions, as appropriate

•  Forward looking assessment of changes in Global Business activities or the markets in which it operates, analysing the possible risk impact and taking appropriate action

•  Overseeing the implementation of Global Business risk appetite and controls

•  Monitoring all categories of risk and determining appropriate mitigating actions

•  Promoting a strong risk culture

Regional Risk Management Committees	Regional Chief Risk Officer Regional Chief Executive Officer Regional Chief Financial Officer Regional Global Business Chief Heads of Global Risk sub-functions, as appropriate

•  Formulating regional specific risk policy

•  Overseeing the implementation of regional risk appetite and controls

•  Monitoring all categories of risk and determining appropriate mitigating actions

•  Promoting a strong risk culture

Subsidiary board committees responsible for risk-related matters and global business risk committees	Independent non-executive directors and/or HSBC employees with no line or functional responsibility for the activities of the relevant subsidiary or global business, as appropriate	• Providing reports to the GRC or intermediate risk committee on risk-related matters and internal controls (other than over financial reporting) of relevant subsidiaries or businesses, as requested

The governance framework also defines the required structure of committees for Risk sub-functions, stress testing and other key areas at Group, global business, regional and country level.

Risk appetite

(Unaudited)

Our risk appetite framework is underpinned by the following core characteristics. These are applied to define the risk appetite statements on Group-wide, global business and regional levels.

•	Strong capital position: defined by a strong CET1 ratio and overall capital structure, both from a regulatory and internal perspective, which is not overly leveraged;

•	Conservative liquidity management: defined by a diversified funding structure and a conservative discipline whereby subsidiaries plan their contingency liquidity requirements on the assumption that there is no ‘lender of last resort’, either in the form of local supervisory intervention or via support from HSBC Holdings;

•	Strong balance sheet: core to HSBC’s philosophy, generating a resilient stream of earnings;

•	Strong brand: our brand – ‘the world’s leading international bank’ – is of paramount importance as is the Group’s reputation and the quality of its business ethics;

•	Risk must be commensurate with returns: returns should be generated in line with the risk taken and in alignments with strategic plans and risk management policies;

•	Robust Group structure of separate legal entities: the legal entity structure provides the potential for firewalls to mitigate liquidity and capital contagion in crisis situations;

•	The global business mix should produce sustainable long-term earnings growth: our global businesses should be suitably diversified to provide a stream of non-volatile, predictable earnings;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	Risk diversification: the globally diverse nature of our activities produces significant risk diversification benefits which must be closely assessed on an ongoing basis and reflected in our capital requirements; and

•	Financial crime risk: our overarching approach and appetite to financial crime risk is that the Group will not tolerate operating without systems and controls in place aimed at preventing and detecting financial crime and will not conduct business with individuals or entities we believe are engaged in illicit behaviour.

Credit risk

Credit risk management

(Audited)

The role of an independent credit control unit is fulfilled by the Global Risk function. Credit approval authorities are delegated by the Board to certain executive officers of HSBC Holdings. Similar credit approval authorities are delegated by the boards of subsidiary companies to executive officers of the relevant subsidiaries. In each major subsidiary, a Chief Risk Officer reports to the local Chief Executive Officer on credit-related issues, while maintaining a direct functional reporting line to the Group Chief Risk Officer in Global Risk. Details of the roles and responsibilities of the credit risk management function and the policies and procedures for managing credit risk are set out below. There were no significant changes in 2014.

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

•  to control our cross-border exposures (see page 207);

•  to maintain and develop our risk rating framework and systems, the governance of which is under the general oversight of the Group Model Oversight Committee (‘MOC’). The Group MOC meets bi-monthly and reports to the Risk Management Meeting. It is chaired by the risk function and its membership is drawn from Global Risk and relevant global functions or businesses;

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

Wrong-way risk occurs when a counterparty’s exposures are adversely correlated with its credit quality. There are two types of wrong-way risk:

•	general wrong-way risk occurs when the probability of counterparty default is positively correlated with general risk factors such as, for example, where the counterparty is resident and/or incorporated in a higher-risk country and seeks to sell a non-domestic currency in exchange for its home currency; and

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	specific wrong-way risk occurs when the exposure to a particular counterparty is positively correlated with the probability of counterparty default, such as a reverse repo on the counterparty’s own bonds. It is HSBC policy that specific wrong-way transactions are approved on a case-by-case basis.

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

Our risk rating system facilitates the internal ratings – based approach under the Basel framework adopted by the Group to support calculation of our minimum credit regulatory capital requirement. Our credit quality classifications are defined below.

Special attention is paid to problem exposures in order to accelerate remedial action. When appropriate, our operating companies use specialist units to provide customers with support to help them avoid default wherever possible.

Group and regional Credit Review and Risk Identification teams regularly review exposures and processes in order to provide an independent, rigorous assessment of credit risk across the Group, reinforce secondary risk management controls and share best practice. Internal audit, as a tertiary control function, focuses on risks with a global perspective and on the design and effectiveness of primary and secondary controls, carrying out oversight audits via the sampling of global and regional control frameworks, themed audits of key or emerging risks and project audits to assess major change initiatives.

The five credit quality classifications defined below each encompass a range of granular internal credit rating grades assigned to wholesale and retail lending businesses and the external ratings attributed by external agencies to debt securities.

Credit quality classification

(Unaudited)

	Debt securities and other bills	Wholesale lending and derivatives		Retail lending
	External credit rating	Internal credit rating	12 month probability of default %	Internal credit rating[1]	Expected loss %

Quality classification
Strong	A– and above	CRR[2]1 to CRR2	0 – 0.169	EL31 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000 – 19.999
Sub-standard	B- to C	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Default	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted[4]

1	We observe the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 136, ‘Past due but not impaired gross financial instruments’).
2	Customer risk rating.
3	Expected loss.
4	The EL percentage is derived through a combination of PD and LGD, and may exceed 100% in circumstances where the LGD is above 100% reflecting the cost of recoveries.

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

•  ‘Impaired’ exposures have been assessed as impaired. These include wholesale exposures where the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse by the bank to the actions such as realising security if held, or the customer is past due more than 90 days on any material credit obligation; retail accounts include loans and advances classified as EL9 to EL10, and for those classified EL1 to EL8 they are greater than 90 days past due unless individually they have been assessed as not impaired; and renegotiated loans that have met the requirements to be disclosed as impaired and have not yet met the criteria to be returned to the unimpaired portfolio (see below).

The customer risk rating (‘CRR’) 10-grade scale summarises a more granular underlying 23-grade scale of obligor probability of default (‘PD’). All HSBC customers are rated using the 10 or 23-grade scale, depending on the degree of sophistication of the Basel II approach adopted for the exposure.

Each CRR band is associated with an external rating grade by reference to long-run default rates for that grade, represented by the average of issuer-weighted historical default rates. This mapping between internal and external ratings is indicative and may vary over time.

The expected loss (‘EL’) 10-grade scale for retail business summarises a more granular underlying EL scale for this customer segment; this combines obligor and facility/product risk factors in a composite measure.

For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications based upon the mapping of related CRR to external credit grade. The most recent mapping review resulted in ‘B‘ being mapped to CRR5. Accordingly ‘B‘ ratings are now mapped to ‘Satisfactory’. This represents a change in disclosure mapping unrelated to changes in counterparty creditworthiness.

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

For retail lending our credit risk management policy sets out restrictions on the number and frequency of renegotiations, the minimum period an account must have been opened before any renegotiation can be considered and the number of qualifying payments that must be received. The application of this policy varies according to the nature of the market, the product and the management of customer relationships through the occurrence of exceptional events. When considering whether there is significant concern regarding a customer’s ability to meet contractual loan repayments when due, we assess the customer’s delinquency status, account behaviour, repayment history, current financial situation and continued ability to repay. If the customer is not meeting contractual repayments or it is evident that they will be unable to do so without the renegotiation, there will be a significant concern regarding their ability to meet contractual payments, and the loan will be disclosed as impaired, unless the concession granted is insignificant as discussed below.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

For loan restructurings in wholesale lending, indicators of significant concerns regarding a borrower’s ability to pay include:

•	the debtor is currently in default on any of its debt;
•	the debtor has declared or is in the process of declaring bankruptcy or entering into a similar process;
•	there is significant doubt as to whether the debtor will continue to be a going concern;
•	currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange as a result of trading or financial difficulties;
•	based on estimates and projections that only encompass current business capabilities, the Group forecasts that the debtor’s entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity. In this instance, actual payment default may not yet have occurred; and
•	absent the modification, the debtor cannot obtain funds from sources other than its existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-distressed debtor.

Where the modification of a loan’s contractual payment terms represents a concession for economic or legal reasons relating to the borrower’s financial difficulty, and is a concession that we would not otherwise consider, then the renegotiated loan is disclosed as impaired in accordance with our impaired loan disclosure convention described in more detail on page 212, unless the concession is insignificant and there are no other indicators of impairment. Insignificant concessions are primarily restricted to our CML portfolio in HSBC Finance, where loans which are in the early stages of delinquency (less than 60 days delinquent) and typically have the equivalent of two payments deferred for the first time, are excluded from our impaired loan classification, as the contractual payment deferrals are deemed to be insignificant compared with payments due on the loan as a whole. For details of HSBC Finance’s loan renegotiation programmes and portfolios, see pages 154 and 155.

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

For retail lending the minimum period of payment performance required depends on the nature of loans in the portfolio, but is typically not less than six months. Where portfolios have more significant levels of forbearance activity, such as that undertaken by HSBC Finance, the minimum repayment performance period required may be substantially more (for further details on HSBC Finance see page 153). Payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio. These performance periods are in addition to a minimum of two payments which must be received within a 60-day period for the customer to initially qualify for the renegotiation (in the case of HSBC Finance, in certain circumstances, for example where debt has been restructured in bankruptcy proceedings, fewer or no qualifying payments may be required). The qualifying payments are required in order to demonstrate that the renegotiated terms are sustainable for the borrower. For corporate and commercial loans, which are individually assessed for impairment and where non-monthly payments are more commonly agreed, the history of payment performance will depend on the underlying structure of payments agreed as part of the restructuring.

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

When determining whether a loan that is restructured should be derecognised and a new loan recognised, we consider the extent to which the changes to the original contractual terms result in the renegotiated loan, considered as a whole, being a substantially different financial instrument. The following are examples of circumstances that, individually or in aggregate, are likely to result in this test being met and derecognition accounting being applied:

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

Renegotiated loans and recognition of impairment allowances

(Audited)

For retail lending, renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment to reflect the higher rates of losses often encountered in these segments. When empirical evidence indicates an increased propensity to default and higher losses on such accounts, such as for re-aged loans in the US, the use of roll-rate methodology ensures these factors are taken into account when calculating impairment allowances by applying roll rates specifically calculated on the pool of loans subject to forbearance. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, a basic formulaic approach based on historical loss rate experience is used. As a result of our roll-rate methodology, we recognise collective impairment allowances on homogeneous groups of loans, including renegotiated loans, where there is historical evidence that there is a likelihood that loans in these groups will progress through the various stages of delinquency, and ultimately prove irrecoverable as a result of events occurring before the balance sheet date. This treatment applies irrespective of whether or not those loans are presented as impaired in accordance with our impaired loans disclosure convention. When we consider that there are additional risk factors inherent in the portfolios that may not be fully reflected in the statistical roll rates or historical experience, these risk factors are taken into account by adjusting the impairment allowances derived solely from statistical or historical experience. For further details of the risk factor adjustments see Note 1k on the Financial Statements.

In the corporate and commercial sectors, renegotiated loans are typically assessed individually. Credit risk ratings are intrinsic to the impairment assessment. A distressed restructuring is classified as an impaired loan. The individual impairment assessment takes into account the higher risk of the non-payment of future cash flows inherent in renegotiated loans.

Corporate and commercial forbearance

(Unaudited)

In the corporate and commercial sectors, forbearance activity is undertaken selectively where it has been identified that repayment difficulties against the original terms have already materialised, or are very likely to materialise. These cases are treated as impaired loans where:

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Modifications that are unrelated to payment arrangements, such as the restructuring of collateral or security arrangements or the waiver of rights under covenants within documentation, are not regarded by themselves to be evidence of credit distress affecting payment capacity. Typically, covenants are in place to give the Group rights of repricing or acceleration, but they are frequently set at levels where payment capacity has yet to be affected, providing rights of action at earlier stages of credit deterioration. Such concessions do not directly affect the customer’s ability to service the original contractual debt and are not reported as renegotiated loans. However, where a customer requests a non-payment related covenant waiver, the significance of the underlying breach of covenant will be considered together with any other indicators of impairment, and where there is a degree of severity of credit distress indicating uncertainty of payment, all available evidence will be considered in determining whether a loss event has occurred. The waiver will not, however, trigger classification as a renegotiated loan as payment terms have not been modified.

When both payment-related and non-payment related modifications are made together as a result of significant concerns regarding the payment of contractual cash flows, the loan is treated as a distressed restructuring and disclosed as a renegotiated loan.

Within corporate and commercial business segments, modifications of several kinds are frequently agreed for a customer contemporaneously. Transfer to an interest-only arrangement is the most common type of modification granted in the UK, whether in isolation or in combination with other concessions. Throughout the rest of the world, term extensions occur more frequently with other types of concession such as interest rate changes occurring less often.

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

When considering acceptable restructuring terms we consider the ability of the customer to be able to service the revised interest payments as a necessity. When principal payment modifications are considered, again we require the customer to be able to comply with the revised terms as a necessary pre-condition for the restructuring to proceed. When principal payments are modified resulting in permanent forgiveness, or when it is otherwise considered that there is no longer a realistic prospect of recovery of outstanding principal, the affected balances are written off. When principal repayments are postponed, it is expected that the customer will be capable of paying in line with the renegotiated terms, including instances when the postponed principal repayment is expected from refinancing. In all cases, a loan renegotiation is only granted when the customer is expected to be able to meet the revised terms.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Impairment assessment

(Audited)

It is our policy that each operating company in HSBC creates impairment allowances for impaired loans promptly and appropriately, when there is objective evidence that impairment of a loan or portfolio of loans has occurred.

For details of our impairment policies on loans and advances and financial investments, see Note 1k on the Financial Statements.

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

Personal lending portfolios are generally assessed for impairment on a collective basis as the portfolios typically consist of large groups of homogeneous loans. Two methods are used to calculate allowances on a collective basis: a roll-rate methodology or a more basic formulaic approach based on historical losses. In 2014, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group to ensure that the assumptions used in our collective assessment models continued to appropriately reflect the period of time between a loss event occurring and the account proceeding to delinquency and eventual write-off.

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

The nature of the collective allowance assessment prevents individual collateral values or LTV ratios from being included within the calculation. However, the loss rates used in the collective assessment are adjusted for the collateral realisation experiences which will vary depending on the LTV composition of the portfolio. For example, mortgage portfolios under a historical loss rate methodology with lower LTV ratios will typically experience lower loss history and consequently a lower net contractual write-off rate.

For wholesale collectively assessed loans, historical loss methodologies are applied to measure loss event impairments which have been incurred but not reported. Loss rates are derived from the observed contractual write-off net of recoveries over a defined period, typically no less than 60 months. The net contractual write-off rate is the actual or expected amount of loss experienced after realisation of collateral and receipt of recoveries. These historical loss rates are adjusted by an economic factor which amends the historical averages to better represent current economic conditions affecting the portfolio. In order to reflect the likelihood of a loss event not being identified and assessed an emergence period assumption is applied which reflects the period between a loss occurring and its identification. The emergence period is estimated by management for each identified portfolio. The factors that may influence this estimation include economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. The emergence period is assessed empirically on a periodic basis and may vary over time as these factors change.

Write-off of loans and advances

(Audited)

For details of our policy on the write-off of loans and advances, see Note 1k on the Financial Statements.

In HSBC Finance, the carrying amounts of residential mortgage and second lien loans in excess of net realisable value are written off at or before the time foreclosure is completed or settlement is reached with the borrower. If there is no reasonable expectation of recovery, and foreclosure is pursued, the loan is normally written off no later than the end of the month in which the loan becomes 180 days contractually past due. We regularly obtain new appraisals for these collateral dependent loans (every 180 days) and adjust carrying values to the most recent appraisal if they have improved or deteriorated as the best estimate of the cash flows that will be received on the disposal of the collateral.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Loan Management Unit

(Unaudited)

The HSBC Loan Management Unit (‘LMU’) is a front line customer contact department within Wholesale Credit and Market Risk that assumes responsibility for managing business customer relationships requiring intensive and close control where the bank’s lending is at risk. LMU operates on a regional basis across the Group and is independent of the originating business management units. It reports locally to the chief credit officer position. Customers are identified and transferred to LMU by business management or the Wholesale Credit and Market Risk approval teams.

Customers managed by LMU are normally operating outside the Group’s risk appetite. They typically show symptoms of significant financial difficulty, the management team displays limited experience of managing a business in distress and the management and financial information provided to the bank is insufficient and unreliable.

The levels of customer exposure under management and the size of the LMU team varies between countries depending on the breadth of business undertaken locally but LMU will always manage highly distressed situations where individual customer exposure exceeds US$1.5m.

The primary focus of LMU is to protect the bank’s capital and minimise losses by working consensually with customers to promote and support viable recovery strategies wherever achievable, with the ultimate intention of returning the customer to front line relationship management. In some cases, rehabilitation is not possible and LMU will consider a range of options to protect the bank’s exposure and solvency of the customer. On occasion, it is not possible to find a satisfactory solution and the customer may file for insolvency or local equivalent. In all outcomes, LMU seeks to treat customers fairly, sympathetically and positively, in a professional way with transparent processes and procedures.

Remediation and restructuring strategies available in the business and LMU include granting a customer various types of concessions while seeking to enhance the ability of the customer to ultimately repay the Group which could include enhancing the overall security available to the bank. Any decision to approve a concession will be a function of the region’s specific country and sector appetite, the key metrics of the customer, the market environment, the loan structure and security. Internal reviews on customers managed directly by LMU are performed on a scheduled basis in accordance with relevant accounting guidelines, credit policies and national banking regulations. Under certain circumstances, concessions granted may result in the loan being classified as a renegotiated loan.

Collateral and other credit enhancements held

(Audited)

Loans and advances held at amortised cost

The Group’s practice is to lend on the basis of customers’ ability to meet their obligations out of cash flow resources rather than rely on the value of security offered. Depending on a customer’s standing and the type of product, facilities may be provided without security. For other lending, a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default, the bank may utilise the collateral as a source of repayment. Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Additionally, risk may be managed by employing other types of collateral and credit risk enhancements such as second charges, other liens and unsupported guarantees, but the valuation of such mitigants is less certain and their financial effect has not been quantified.

Refinance risk

(Audited)

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

Our exposure to non-residential mortgage-related ABSs includes securities with collateral relating to commercial property mortgages, leveraged finance loans, student loans, and other assets such as securities with other receivable-related collateral.

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
US Home Equity Lines of Credit (‘HELoC’s) (categorised within ‘Sub-prime’)	A form of revolving credit facility provided to customers, which is supported in the majority of circumstances by a second lien or lower ranking charge over residential property.	Holdings of HELoCs are classified as sub-prime.
US Alt-A	Lower risk loans than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria.

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

US Government agency and sponsored enterprises mortgage-related assets

Securities that are guaranteed by US Government agencies such as the Government National Mortgage Association (‘Ginnie Mae’), or by US Government sponsored entities including Fannie Mae and Freddie Mac.

Holdings of US Government agency and US Government sponsored enterprises’ mortgage-related assets are classified as prime exposures.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Categories of ABSs and CDOs	Definition	Classification
UK non-conforming mortgages (categorised within ‘Sub-prime’)

UK mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as income with self-certification), or where poor credit history increases risk and results in pricing at a higher than normal lending rate.

UK non-conforming mortgages are treated as sub-prime exposures.
Other residential mortgages	Residential mortgages, including prime mortgages, that do not meet any of the classifications described above.	Prime residential mortgage-related assets are included in this category.

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

The management of liquidity and funding risk

(Audited)

Inherent liquidity risk categorisation

We place our operating entities into one of two categories (low and medium) to reflect our assessment of their inherent liquidity risk considering political, economic and regulatory factors within the host country and factors specific to the operating entities themselves, such as their local market, market share and balance sheet strength. The categorisation involves management judgement and is based on the perceived liquidity risk of an operating entity relative to other entities in the Group. The categorisation is intended to reflect the possible impact of a liquidity event, not the probability of an event, and forms part of our risk appetite. It is used to determine the prescribed stress scenario that we require our operating entities to be able to withstand and manage to.

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

A stressed coverage ratio of 100% or higher reflects a positive cumulative cash flow under the stress scenario being monitored. Group operating entities are required to maintain a ratio of 100% or more out to three months under the combined market-wide and HSBC-specific stress scenario defined by the inherent liquidity risk categorisation of the operating entity concerned.

Compliance with operating entity limits is monitored by ALCM teams and reported monthly to the Risk Management Meeting for the main operating entities and to regional ALCOs for the smaller operating entities.

Stressed scenario analysis

(Unaudited)

We use a number of standard Group stress scenarios designed to model:

•	combined market-wide and HSBC-specific liquidity crisis scenarios; and
•	market-wide liquidity crisis scenario.

These scenarios are modelled by all operating entities. The appropriateness of the assumptions for each scenario is reviewed by ALCM regularly and formally approved by the Risk Management Meeting and the Board annually as part of the liquidity and funding risk appetite approval process.

Stressed cash outflows are determined by applying a standard set of prescribed stress assumptions to the Group’s cash flow model. Our framework prescribes the use of two market-wide scenarios and two further combined market-wide and HSBC-specific stress scenarios of increasing severity. In addition to our standard stress scenarios, individual operating entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The two combined market-wide and HSBC-specific scenarios model a more severe scenario than the market-wide scenario. The relevant combined market-wide and HSBC-specific stress scenario that an operating entity manages to is based upon its inherent liquidity risk categorisation. The key assumptions factored into the two combined market-wide and HSBC-specific stress scenarios are summarised as follows:

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

Inflows from the utilisation of liquid assets within one month can generally only be based on confirmed withdrawable central bank deposits or the sale or repo of government and quasi-government exposures generally restricted to those denominated in the sovereign’s domestic currency. High quality ABSs (predominantly US MBSs) and covered bonds are also included but inflows assumed for these assets are capped.

Inflows after one month are also reflected for high quality non-financial and non-structured corporate bonds and equities within the most liquid indices.

Internal categorisation	Cash inflow recognised	Asset classes
Level 1	Within one month	• Central government • Central bank (including confirmed withdrawable reserves) • Supranationals • Multilateral development banks • Coins and banknotes
Level 2	Within one month but capped	• Local and regional government • Public sector entities • Secured covered bonds and pass-through ABSs • Gold
Level 3	From one to three months	• Unsecured non-financial entity securities • Equities listed on recognised exchanges and within liquid indices

Any entity owned and controlled by central or local/regional government but not explicitly guaranteed is treated as a public sector entity.

Any exposure explicitly guaranteed is reflected as an exposure to the ultimate guarantor.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

On a case-by-case basis, operating entities are permitted to treat other assets as liquid if these assets are realistically assessed to be liquid under stress. These liquid assets are reported as ‘Other’, separately from level 1, level 2 and level 3 liquid assets.

Net cash flow arising from interbank and intragroup loans and deposits

Under the LFRF, a net cash inflow within three months arising from interbank and intra-Group loans and deposits will give rise to a lower liquid asset requirement. Conversely, a net cash outflow within three months arising from interbank and intra-Group loans and deposits will give rise to a higher liquid assets requirement.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The interest rate risk transfer pricing policy seeks to ensure that all market interest rate risk arising structurally from non-trading (banking book) assets and liabilities which is capable of being neutralised externally in the market or neutralised internally by off-setting transfers, is transferred to BSM to be managed centrally as non-trading market risk. For each material currency each operating entity employs a single interest rate risk transfer pricing curve. The transfer price curve used for this purpose reflects how BSM in each operating entity is best able to neutralise the interest rate risk in the market at the point of transfer. Where basis risk can be identified between the re-pricing basis of an external asset or external liability and the re-pricing basis of the interest rate risk transfer pricing curve, this basis risk may be transferred to BSM provided it can neutralise the basis risk in the market.

Liquidity and funding risk is transfer priced independently from interest rate risk because the liquidity and funding risk of an operating entity is transferred to ALCO to be managed centrally. ALCO monitors and manages the advances to core funding ratio and delegates the management of the liquid asset portfolio and execution of the wholesale term debt funding plan to BSM. This assists ALCO in ensuring the Group’s stressed coverage ratios remain above 100% out to three months.

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

Operating entities may also borrow cash against collateral in the form of securities, using the securities available in the central collateral pool. Repos and stock lending can be used in this way to fund the cash requirement arising from securities owned outright by Markets to facilitate client business, and the net cash requirement arising from financing client securities activity.

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

In quantifying the level of encumbrance of negotiable securities, the encumbrance is analysed by individual security. When a particular security is encumbered and we hold the security both on-balance sheet and off-balance sheet with the right to repledge, we assume for the purpose of this disclosure that the off-balance sheet holding received from the third party is encumbered ahead of the on-balance sheet holding.

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

Encumbered and unencumbered assets

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

•  Unencumbered – reverse repo/stock borrowing receivables and derivative assets are assets related specifically to reverse repo, stock borrowing and derivative transactions. They are shown separately as these on-balance sheet assets cannot be pledged but often give rise to the receipt of non-cash assets which are not recognised on the balance sheet, and can additionally be used to raise secured funding, meet additional collateral requirements or be sold.

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

Additional information

The amount of assets pledged to secure liabilities reported in Note 19 on the Financial Statements may be greater than the book value of assets reported as being encumbered in the table on page 172. Examples of where such differences occur are:

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Securities reflected on the balance sheet that are pledged as collateral against an existing liability or lent are reflected as encumbered for the duration of the transaction. When securities are received as collateral or borrowed, and when we have the right to sell or re-pledge these securities, they are reflected as available and unencumbered for the duration of the transaction, unless re-pledged or sold. Further analysis regarding the encumbrance of securities resulting from repos and stock lending and available unencumbered assets arising from reverse repos and stock borrowing is provided under the heading ‘Encumbered and unencumbered assets’ on page 171.

In the normal course of business we do not seek to utilise repo financing as a source of funding to finance customer assets, beyond the collateralised security financing activities within Markets described above.

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

HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance. During 2014 and 2013, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged by our subsidiaries on paying dividends or repaying loans and advances. None of the subsidiaries which are excluded from our regulatory consolidation has capital resources below its minimum regulatory requirement.

Market risk

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

Market risk exposures (including graphs and tables) are provided under Market Risk on page 175.

Exposure to market risk

(Unaudited)

Exposure to market risk is separated into two portfolios:

•	Trading portfolios comprise positions arising from market-making and the warehousing of customer-derived positions.

•	Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations.

Where appropriate, we apply similar risk management policies and measurement techniques to both trading and non-trading portfolios. Our objective is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with our status as one of the world’s largest banking and financial services organisations.

The nature of the hedging and risk mitigation strategies performed across the Group corresponds to the market risk management instruments available within each operating jurisdiction. These strategies range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies to address a combination of risk factors arising at portfolio level.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Overview of market risk in global businesses

(Unaudited)

The diagram below illustrates the main business areas where trading and non-trading market risks reside and market risk measures to monitor and limit exposures.

1	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VaR. The management of this risk is described on page 181.

Market risk governance

(Audited)

Market risk is managed and controlled through limits approved by the Risk Management Meeting of the GMB for HSBC Holdings and our various global businesses. These limits are allocated across business lines and to the Group’s legal entities.

The management of market risk is principally undertaken in Global Markets, where 77% of the total value at risk of HSBC (excluding insurance) and almost all trading VaR resides, using risk limits approved by the GMB. VaR limits are set for portfolios, products and risk types, with market liquidity being a primary factor in determining the level of limits set.

Group Risk, an independent unit within Group Head Office, is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis. The market risk limits are governed according to the framework illustrated to the left.

Each operating entity is required to assess the market risks arising on each product in its business and to transfer them to either its local Markets unit for management, or to separate books managed under the supervision of the local ALCO.

Our aim is to ensure that all market risks are consolidated within operations that have the necessary skills, tools, management and governance to manage them. In certain cases where the market risks cannot be fully transferred, we identify the impact of varying scenarios on valuations or on net interest income resulting from any residual risk positions. Further details on the control and management process for residual risks are provided on page 224.

Model risk is governed through Model Oversight Committees (‘MOC’s) at the regional and global Wholesale Credit and Market Risk levels. They have direct oversight and approval responsibility for all traded risk models utilised for risk measurement and management and stress testing. The MOCs prioritise the development of models, methodologies and practices used for traded risk management within the Group and ensure that they remain within our risk appetite and business plans. The Markets MOC reports into the Group MOC, which oversees all model risk types at Group level. Group MOC informs the Group Risk Management Meeting about material issues at least on a bi-annual basis. The Risk Management Meeting is the Group’s ‘Designated Committee’ according to regulatory rules and has delegated day-to-day governance of all traded risk models to the Markets MOC.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Our control of market risk in the trading and non-trading portfolios is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Group Risk, of enforcing new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.

Market risk measures

(Audited)

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures including sensitivity analysis, value at risk and stress testing.

Sensitivity analysis

(Unaudited)

Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including interest rates, foreign exchange rates and equity prices, such as the effect of a one basis point change in yield. We use sensitivity measures to monitor the market risk positions within each risk type. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

Value at risk

(Audited)

Value at risk (‘VaR’) is a technique that estimates the potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The use of VaR is integrated into market risk management and is calculated for all trading positions regardless of how we capitalise those exposures. Where there is not an approved internal model, we use the appropriate local rules to capitalise exposures.

In addition, we calculate VaR for non-trading portfolios in order to have a complete picture of risk. Our models are predominantly based on historical simulation. VaR is calculated at a 99% confidence level for a one-day holding period. Where we do not calculate VaR explicitly, we use alternative tools as summarised in the Market Risk Stress Testing table found in the Stress testing section below.

Our VaR models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

The historical simulation models used incorporate the following features:

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;

•	potential market movements utilised for VaR are calculated with reference to data from the past two years; and

•	VaR measures are calculated to a 99% confidence level and use a one-day holding period.

The nature of the VaR models means that an increase in observed market volatility will lead to an increase in VaR without any changes in the underlying positions.

We are committed to the ongoing development of our in-house risk models.

VaR model limitations

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Risk not in VaR framework

(Unaudited)

Our VaR model is designed to capture significant basis risks such as credit default swap versus bond, asset swap spreads and cross-currency basis. Other basis risks which are not completely covered in VaR, such as the Libor tenor basis, are complemented by our risk not in VaR (‘RNIV’) calculations, and are integrated into our capital framework.

The RNIV framework therefore aims to capture and capitalise material market risks that are not adequately covered in the VaR model. An example of this is Libor-overnight index swap basis risk for minor currencies. In such instances the RNIV framework uses stress tests to quantify the capital requirement. On average in 2014, the capital requirement derived from these stress tests represented 2.6% of the total internal model-based market risk requirement.

Risks covered by RNIV represent 18% of market risk RWAs for models with regulatory approval and include those resulting from underlying risk factors which are not observable on a daily basis across asset classes and products, such as dividend risk and correlation risks.

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

In 2014, we modified our RNIV model on a non-diversified basis across risk factors to comply with new PRA CRD IV implementation guidelines.

Level 3 assets

The fair values of Level 3 assets and liabilities in trading portfolios are disclosed on page 380, and represent only a small proportion of the overall trading portfolio. Market risk arising from Level 3 instruments is managed by various market risk techniques such as stress testing and notional limits. The table on page 384 shows the movement in Level 3 financial instruments.

Back-testing

We routinely validate the accuracy of our VaR models by back-testing them against both clean and hypothetical profit and loss against the corresponding VaR numbers. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenues of intra-day transactions.

We would expect on average to see two or three profits and two or three losses in excess of VaR at the 99% confidence level over a one-year period. The actual number of profits or losses in excess of VaR over this period can therefore be used to gauge how well the models are performing. To ensure a conservative approach to calculating our risk exposures, it is important to note that profits in excess of VaR are only considered when back-testing the accuracy of our models and are not used to calculate the VaR numbers used for risk management or capital purposes.

We back-test our Group VaR at various levels which reflect a full legal entity scope of HSBC, including entities that do not have local permission to use VaR for regulatory purposes.

Stress testing

(Unaudited)

Stress testing is an important tool that is integrated into our market risk management tool to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables. In such abnormal scenarios, losses can be much greater than those predicted by VaR modelling.

Stress testing is implemented at legal entity, regional and overall Group levels. A standard set of scenarios is utilised consistently across all regions within the Group. Scenarios are tailored to capture the relevant events or market movements at each level. The risk appetite around potential stress losses for the Group is set and monitored against referral limits.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk reverse stress tests are undertaken on the premise that there is a fixed loss. The stress test process identifies which scenarios lead to this loss. The rationale behind the reverse stress test is to understand scenarios which are beyond normal business settings that could have contagion and systemic implications.

Stressed VaR and stress testing, together with reverse stress testing and the management of gap risk, provide management with insights regarding the ‘tail risk’ beyond VaR for which HSBC’s appetite is limited.

Trading portfolios

(Audited)

Gap risk

Certain products are structured in such a way that they give rise to enhanced gap risk, being the risk that loss is incurred upon occurrence of a gap event. A gap event is a significant and sudden change in market price with no accompanying trading opportunity. Such movements may occur, for example, when, in reaction to an adverse event or unexpected news announcement, some parts of the market move far beyond their normal volatility range and become temporarily illiquid. In 2014 gap risk principally arose from non-recourse loan transactions, mostly for corporate clients, where the collateral against the loan is limited to the posted shares. Upon occurrence of a gap event, the value of the equity collateral could fall below the outstanding loan amount.

Given their characteristics, these transactions make little or no contribution to VaR nor to traditional market risk sensitivity measures. We capture their risks within our stress testing scenarios and monitor gap risk on an ongoing basis. We did not incur any notable gap loss in 2014.

De-peg risk

For certain currencies (pegged or managed) the spot exchange rate is pegged at a fixed rate (typically to USD or EUR), or managed within a predefined band around a pegged rate. De-peg risk is the risk of the peg or managed band changing or being abolished, and moving to a floating regime.

HSBC has a lot of experience in managing fixed and managed currency regimes. Using stressed scenarios on spot rates, we are able to analyse how de-peg events would impact the positions held by HSBC. We monitor such scenarios to pegged or managed currencies, such as the Hong Kong dollar, renminbi, Middle Eastern currencies and the Swiss franc with appreciation capped against the euro during 2014, and limit any potential losses that would occur. This complements traditional market risk metrics, such as historical VaR, which may not fully capture the risk involved in holding positions in pegged or managed currencies. Historical VaR relies on past events to determine the likelihood of potential profits or losses. However, pegged or managed currencies may not have experienced a de-peg event during the historical timeframe being considered.

ABS/MBS exposures

The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VaR limits as described on page 176, and are included within the stress testing scenarios described above.

Non-trading portfolios

(Audited)

Most of the Group’s non-trading VaR relates to Balance Sheet Management (‘BSM’) or local treasury management functions. Contributions to Group non-trading VaR are driven by interest rates and credit spread risks arising from all global businesses. There is no commodity market risk in the non-trading portfolios.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit spread risk for available-for-sale debt instruments

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VaR. The VaR shows the effect on income from a one-day movement in credit spreads over a two-year period, calculated to a 99% confidence interval.

Equity securities classified as available for sale

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

Non-trading interest rate risk

(Unaudited)

Non-trading interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts, and the re-pricing behaviour of managed rate products. These assumptions around behavioural features are captured in our interest rate risk behaviouralisation framework, which is described below.

We aim, through our management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

Analysis of interest rate risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments.

Our funds transfer pricing policies give rise to a two stage funds transfer pricing approach. For details see page 219.

Interest rate risk behaviouralisation

Unlike liquidity risk, which is assessed on the basis of a very severe stress scenario, non-trading interest rate risk is assessed and managed according to ‘business-as-usual’ conditions. In many cases the contractual profile of non-trading assets/liabilities arising from assets/liabilities created outside Markets or BSM does not reflect the behaviour observed.

Behaviouralisation is therefore used to assess the market interest rate risk of non-trading assets/liabilities and this assessed market risk is transferred to BSM, in accordance with the rules governing the transfer of interest rate risk from the global businesses to BSM.

Behaviouralisation is applied in three key areas:

•	the assessed re-pricing frequency of managed rate balances;

•	the assessed duration of non-interest bearing balances, typically capital and current accounts; and

•	the base case expected prepayment behaviour or pipeline take-up rate for fixed rate balances with embedded optionality.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Interest rate behaviouralisation policies have to be formulated in line with the Group’s behaviouralisation policies and approved at least annually by local ALCO, regional ALCM and Group ALCM, in conjunction with local, regional and Group market risk monitoring teams.

The extent to which balances can be behaviouralised is driven by:

•	the amount of the current balance that can be assessed as ‘stable’ under business-as-usual conditions; and

•	for managed rate balances, the historic market interest rate re-pricing behaviour observed; or

•	for non-interest bearing balances, the duration for which the balance is expected to remain under business-as-usual conditions. This assessment is often driven by the re-investment tenors available to BSM to neutralise the risk through the use of fixed rate government bonds or interest rate derivatives, and for derivatives the availability of cash flow hedging capacity.

Balance Sheet Management

Effective governance across BSM is supported by the dual reporting lines it has to the CEO of GB&M and to the Group Treasurer. In each operating entity, BSM is responsible for managing liquidity and funding under the supervision of the local ALCO (which usually meets on a monthly basis). It also manages the non-trading interest rate positions transferred to it within a Global Markets limit structure.

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

Withdrawable central bank deposits are accounted for as cash balances. Interbank loans, statutory central bank reserves and loans to central banks are accounted for as loans and advances to banks. BSM’s holdings of securities are accounted for as available-for-sale or, to a lesser extent, held-to-maturity assets.

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

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only. The risk limits are extremely limited and closely monitored. At 31 December 2014 and 31 December 2013, BSM had no open credit derivative index risk.

VaR is calculated on both trading and non-trading positions held in BSM. It is calculated by applying the same methodology used for the Markets business and utilised as a tool for market risk control purposes.

BSM holds trading portfolio instruments in only very limited circumstances. Positions and the associated VaR were not significant during 2014 and 2013.

Sensitivity of net interest income

(Unaudited)

A principal part of our management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). This monitoring is undertaken at an entity level by local ALCOs.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Defined benefit pension schemes

(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates (and credit risk) vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management and, in certain instances, trustees (who act on behalf of the pension schemes’ beneficiaries) assess these risks using reports prepared by independent external consultants, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.

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

The main market risks to which HSBC Holdings is exposed are non-trading interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets and financial liabilities including debt capital issued. The objective of HSBC Holdings’ market risk management strategy is to reduce exposure to these risks and minimise volatility in capital resources, cash flows and distributable reserves. Market risk for HSBC Holdings is monitored by HSBC Holdings ALCO in accordance with its risk appetite statement.

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

Operational risk is organised as a specific risk discipline within Global Risk, and a formal governance structure provides oversight over its management. The Global Operational Risk function reports to the Group Chief Risk Officer and supports the Global Operational Risk Committee. It is responsible for establishing and maintaining the operational risk management framework (‘ORMF’) and monitoring the level of operational losses and the effectiveness of the control environment. It is also responsible for operational risk reporting at Group level, including the preparation of reports for consideration by the Risk Management Meeting and Group Risk Committee. The Global Operational Risk Committee meets at least quarterly to discuss key risk issues and review the effective implementation of the ORMF.

The ORMF defines minimum standards and processes and the governance structure for the management of operational risk and internal control in our geographical regions, global businesses and global functions. The ORMF has been codified in a high level standards manual supplemented with detailed policies which describes our approach to identifying, assessing, monitoring and controlling operational risk and gives guidance on mitigating action to be taken when weaknesses are identified.

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

A centralised database is used to record the results of the operational risk management process. Operational risk and control self-assessments are input and maintained by business units. Business and functional management and Business Risk and Control Managers monitor the progress of documented action plans to address shortcomings. To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000, and to aggregate all other operational risk losses under US$10,000. Losses are entered into the Group Operational Risk database and are reported to the Risk Management Meeting on a monthly basis.

For further details, see the Pillar 3 Disclosures 2014 report.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The two Compliance sub-functions: Financial Crime Compliance (‘FCC’) and Regulatory Compliance (‘RC’), are appropriately supported by shared Compliance Chief Operating Officer, Assurance and Reputational Risk Management teams. The Global Head of Financial Crime Compliance and the Global Head of Regulatory Compliance both report to the Group Chief Risk Officer.

There are compliance teams in each of the countries where we operate and in all global businesses. These compliance teams are principally overseen by Heads of Financial Crime Compliance and Regulatory Compliance located in Europe, the US, Canada, Latin America, Asia and the Middle East and North Africa. The effectiveness of the regional and global business compliance teams are reviewed by the Assurance team.

Global policies and procedures require the prompt identification and escalation to Financial Crime Compliance or Regulatory Compliance of all actual or suspected breaches of any law, rule, regulation, policy or other relevant requirement. These escalation procedures are supplemented by a requirement for the submission of compliance certificates at the half-year and year-end by all Group companies and functions detailing any known breaches as above. The contents of these escalation and certification processes are reported to the Risk Management Meeting, the Group Risk Committee and the Board. They are disclosed in the Annual Report and Accounts and Interim Report, as appropriate.

Our focus on compliance and conduct issues is further reinforced by the Financial System Vulnerabilities Committee, which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk. In addition, the Conduct & Values Committee reports to the Board on matters relating to the responsible conduct of business and adherence to HSBC’s Values.

In 2014, the new enhanced global AML and sanctions policies and a globally consistent approach to the management of conduct were approved by the Board as described in ‘Compliance risk’ on page 189.

Legal risk

(Unaudited)

Each legal department is required to have processes and procedures in place to manage legal risk that conform to Group standards.

Legal risk falls within the definition of operational risk and includes:

•	contractual risk, which is the risk of a member of HSBC suffering financial loss, legal or regulatory action or reputational damage because its rights and/or obligations under a contract to which it is a party are technically defective;

•	dispute risk, which is the risk of a member of HSBC suffering financial loss or reputational damage due to an adverse dispute environment or a failure to take appropriate steps to defend, prosecute and/or resolve actual or threatened legal claims brought against or by a Group member;

•	legislative risk, which is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates; and

•	non-contractual rights risk, which is the risk that a Group member’s assets are not properly owned or protected or are infringed by others or the infringement by a Group member of another party’s rights.

Our global legal function assists management in controlling legal risk. There are legal departments in 49 of the countries in which we operate. In addition to the Group Legal function, there are regional legal functions in each of Europe, North America, Latin America, the Middle East and North Africa and Asia headed by regional General Counsels, and a global General Counsel responsible for each of the global businesses.

Global security and fraud risk

(Unaudited)

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for information, fraud, contingency, financial intelligence, physical and geopolitical risks is fully integrated within the central Group Risk function. This enables management to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which we operate.

The Information Security Risk function is responsible for defining the strategy and policy by which the organisation protects its information assets and services from compromise, corruption or loss, whether caused deliberately or inadvertently by internal or external parties. It provides independent advice, guidance and oversight to the business about the effectiveness of information security controls and practices in place or being proposed.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The Fraud Risk function is responsible for ensuring that effective prevention, detection and investigation measures are in place against all forms of fraudulent activity, whether initiated internally or externally, and is available to support any part of the business. To achieve that and to attain the level of integration needed to face the threat, the management of all types of fraud (e.g. card fraud, non-card fraud and internal fraud, including investigations) is established within one management structure and is part of the Global Risk function.

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

We have developed a holistic and effective anti-fraud strategy which, in addition to the use of advanced technology, includes fraud prevention policies and practices, the implementation of strong internal controls, investigations response teams and liaison with law enforcement where appropriate.

The Contingency Risk function is responsible for ensuring that the group’s critical systems, processes and functions have the resilience to maintain continuity in the face of major disruptive events.

Within this wider risk, Business Continuity Management covers the pre-planning for recovery, seeking to minimise the adverse effects of major business disruption, either globally, regionally or within country, against a range of actual or emerging risks. The pre-planning concentrates on the protection of customer services, our staff, revenue generation, the integrity of data and documents and meeting regulatory requirements.

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

It is important that plans are dynamic and meet all risks, particularly those of an emerging nature such as possible pandemics and cyber-attacks. The ORMF is used to measure our resilience to these risks, and is confirmed to Group and regional risk committees.

Resilience is managed through various risk mitigation measures. These include agreeing with IT acceptable recovery times of systems, ensuring our critical buildings have the correct infrastructure to enable ongoing operations, requiring critical vendors to have their own recovery plans and arranging with Group Insurance appropriate cover for business interruption costs.

The Financial Intelligence Unit is jointly administered by Security and Fraud Risk and Financial Crime Compliance. It uses advanced analytics and subject matter expertise to detect indicators of financial crime in the Group’s clients and counter-parties.

The Physical Security function develops practical physical, electronic and operational counter-measures to ensure that the people, property and assets managed by the Group are protected from crime, theft, attack and groups hostile to HSBC’s interests.

Geopolitical risk unit provides both regular and ad hoc reporting to business executives and senior Security and Fraud Risk management on geopolitical risk profiles and evolving threats in countries in which the Group operates. This both enhances strategic business planning and provides an early view into developing security risks. Security travel controls and guidance are also maintained.

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

HTS line management manages the control environment over systems risks using risk and control assessments and scenario analysis. Key risk indicators are used to assure a consistent basis of risk evaluation across geographical and line of business boundaries. Material risks are monitored through the periodic testing of associated key controls.

Business-critical services have been identified through a central, global oversight body. Quantitative scorecards, called risk appetite statements, are used for monitoring performance, and have been established for each of these services.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Service Resilience and Systems Continuity Planning functions are in place to ensure systems meet agreed target service levels and, in the event of major disruptive events, can be recovered within recovery time objectives agreed with the business.

Vendor risk management

(Unaudited)

Our vendor risk management (‘VRM’) programme is a global framework for managing risk with third party vendors, especially where we are reliant on outsourced agreements to provide critical services to our customers. VRM contains a rigorous process to identify material contracts and their key risks and ensure controls are in place to manage and mitigate these risks. Global and regional governance structures have been implemented to oversee vendor third party service providers.

Risk management of insurance operations

Overview of insurance products

(Audited)

HSBC manufactures the following main classes of contract:

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

The following sections describe how financial risks and insurance risk are managed. The assets of insurance manufacturing subsidiaries are included within the consolidated risk disclosures on pages 111 to 203, although separate disclosures in respect of insurance manufacturing subsidiaries are provided in the ‘Risk management of insurance operations’ section on pages 190 to 198.

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

Interest rate risk arises to the extent that yields on the assets are lower than the investment returns implied by the guarantees payable to policyholders by insurance manufacturing subsidiaries. When the asset yields are below guaranteed yields, products may be closed to new business, repriced or restructured. A list of the different types of guarantees within our insurance contracts is outlined below.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

The table, ‘Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors’ on page 195, indicates the sensitivity of insurance manufacturers profit and total equity to market risk factors.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

Liabilities are affected by changes in assumptions (see ‘Sensitivity analysis’ on page 198).

Reputational risk

(Unaudited)

We regularly review our policies and procedures for safeguarding against reputational risk. This is an evolutionary process which takes account of relevant developments, industry guidance, best practice and societal expectations.

We have always aspired to the highest standards of conduct and, as a matter of routine, take account of reputational risks to our business. Reputational risks can arise from a wide variety of causes. As a banking group, our good reputation depends not only upon the way in which we conduct our business, but also by the way in which clients to whom we provide financial services, and our vendors, conduct themselves.

The Global Head of Financial Crime Compliance and the Global Head of Regulatory Compliance are the risk stewards for reputational risk. The development of policies, and an effective control environment for the identification, assessment, management and mitigation of reputational risk, is co-ordinated through the Group Reputational Risk Policy Committee (‘GRRPC’), which is chaired by the Group Chairman. The primary role of the GRRPC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Group Risk Management Meeting for policy or procedural changes to mitigate such risk. Each of the Group’s geographical regions is required to ensure that reputational risks are also considered at a regional level, either through a special section of their respective Regional Risk Management Committee meetings, or a Regional Reputational Risk Policy Committee. A summary of the minutes from the regional meetings is tabled at GRRPC. Significant issues posing reputational risk are reported to Group Risk Committee and the Holdings Board and, where appropriate, to the Conduct & Values Committee.

In July 2014, the new Reputational Risk and Customer Selection policies were issued which define a consistent and structured approach to managing these risks. For further details, see ‘Reputational risk’ on page 199. Each of the global businesses and functions is required to have a procedure to assess and address reputational risks potentially arising from proposed business transactions and client activity. These are supported by a central team which ensures that issues are directed to the appropriate forum, that decisions taken are implemented and that management information is collated and actions reported to senior management. In 2014, the combined Reputational Risk and Client Selection committees were created within the global businesses with a clear process to escalate and address matters at the appropriate level. The global functions manage and escalate reputational risks within established operational risk frameworks.

Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including environmental, social and governance matters, are considered and assessed by the Board, the GMB, the Risk Management Meeting, the Global Standards Steering Meeting, subsidiary company boards, Board committees and senior management during the formulation of policy and the establishment of our standards. These policies, which form an integral part of the internal control system (see page 288), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies set out our risk appetite and operational procedures in all areas of reputational risk, including money laundering deterrence, counter-terrorist financing, environmental impact, anti-bribery and corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between Group departments and businesses is required to ensure a strong adherence to our risk management system and our sustainability practices.

Fiduciary risk

(Unaudited)

Business activities in which fiduciary risk is inherent are only permitted within designated lines of business. Fiduciary risk is managed within the designated businesses via a comprehensive policy framework and monitoring of key indicators. The Group’s principal fiduciary businesses and activities (‘designated businesses and activities’) are:

•	HSBC Securities Services, which is exposed to fiduciary risk via its Funds Services and Corporate Trust and loan agency activities;

•	HSBC Global Asset Management, which is exposed to fiduciary risks via its investment management activities on behalf of clients;

•	HSBC Global Private Banking, which is exposed to fiduciary risks via its private trust division and discretionary investment management;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	HSBC Insurance, which is exposed to fiduciary risks via the investment management activities it undertakes when providing insurance products and services;

•	RBWM Trust Investment Wrappers, required by regulation for the provision of normal RBWM Wealth Management products and services; and

•	HSBC Employee Pension Scheme activities, where fiduciary duties may arise as part of carrying out a function of discretion or control over an HSBC employee pension scheme’s operations.

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

Pension risk

(Audited)

We operate a number of pension plans throughout the world, as described in the Pension risk section on page 200 and below.

In order to fund the benefits associated with defined benefit plans, sponsoring Group companies (and, in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme’s trustees (where relevant). The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.

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

Defined contribution plans result in far less exposure to market risk for the bank, but remain exposed to operational and reputational risks as they place the responsibility and flexibility more directly with employees. To manage these risks, the performance of defined contribution investment funds are monitored and local engagement with employees is actively promoted to ensure they are provided with sufficient information about the options available to them.

Pension plans in the UK

The HSBC Bank (UK) Pension Scheme (the principal plan) has both defined benefit and defined contribution sections. The defined benefit section accounts for approximately 72% of our total defined benefit obligations around the world. The defined benefit section was closed to new entrants in 1996 and from 1 July 2015 it will be closed to further accrual for

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

current employees who are in that section, who will join the defined contribution section for future pensions. All new employees have joined the defined contribution section since 1996. The principal plan is overseen by an independent corporate trustee who has a fiduciary responsibility for the operation of the pension plan. The trustee is responsible for monitoring and managing the investment strategy and administration of scheme benefits. The principal plan holds a diversified portfolio of investments to meet future cash flow liabilities arising from accrued benefits as they fall due to be paid. The trustee of the principal plan is required to produce a written Statement of Investment Principles which governs decision-making about how investments are made and the need for adequate diversification is taken into account in the choice of asset allocation and manager structure in the defined benefit section. Longevity risk in the principal plan is assessed as part of the measurement of the pension liability and managed through the funding process of the plan.

Sustainability risk

(Unaudited)

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect, this risk arises when the environmental and social effects outweigh economic benefits. Within Group Head Office, a separate function, Global Corporate Sustainability, is mandated to manage these risks globally working through local offices as appropriate. Sustainability Risk Managers have regional or national responsibilities for advising on and managing environmental and social risks. Global Corporate Sustainability’s risk management responsibilities include:

•	formulating sustainability risk policies. This includes overseeing our sustainability risk standards, our application of the Equator Principles and our sustainability policies (covering agricultural commodities, chemicals, defence, energy, forestry, freshwater infrastructure, mining and metals, and World Heritage Sites and Ramsar Wetlands); undertaking an independent review of transactions where sustainability risks are assessed to be high; and supporting our operating companies to assess similar risks of a lower magnitude;

•	building and implementing systems-based processes to ensure consistent application of policies, reduce the costs of sustainability risk reviews and capture management information to measure and report on the effect of our lending and investment activities on sustainable development; and

•	providing training and capacity building within our operating companies to ensure sustainability risks are identified and mitigated consistently to either our own standards, international standards or local regulations, whichever is higher.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Capital	Page	App[1]	Tables	Page

Capital overview	239		Capital ratios	239
Capital management		257	Total regulatory capital and risk-weighted assets	239
Approach and policy		257
Stress testing		257
Risks to capital		257
Risk-weighted asset targets		257
Capital generation		258
Capital measurement and allocation		258
Regulatory capital		258
Pillar 1 capital requirements		258
Pillar 2 capital requirements		259
Pillar 3 disclosure requirements		260
Risk-weighted assets	239		RWAs by risk type	240
			RWAs by global businesses	240
			RWAs by geographical regions	240
Credit risk RWAs	240		Credit risk exposure – RWAs by geographical region	240
			Credit risk exposure – RWAs by global businesses	240
			RWA movement by geographical regions by key driver – credit risk – IRB only	242
			RWA movement by global businesses by key driver – credit risk – IRB only	242
Counterparty credit risk and market risk RWAs	243		Counterparty credit risk RWAs	243
			RWA movement by key driver – counterparty credit risk – advanced approach	243
			Market risk RWAs	244
			RWA movement by key driver – market risk – internal model based	244
			Capital and RWA movements by major driver – CRD IV end point basis	245
Operational risk RWAs	244
RWA movement by key driver – basis of preparation and supporting notes		260
Credit risk drivers – definitions and quantifications		260
Counterparty risk drivers – definitions and quantifications		261
Market risk drivers – definitions and quantifications		261
Capital structure	245		Source and application of total regulatory capital	245
			Composition of regulatory capital	246
			Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis	247
Regulatory balance sheet	248		Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation	249
Regulatory and accounting consolidations	248
Leverage ratio	251		Estimated leverage ratio	251
Leverage ratio: basis of preparation		261
Regulatory developments	252
Regulatory capital buffers	252		Capital requirements framework	254
Regulatory stress testing	254
RWA developments	254
Leverage ratio proposals	255
Banking structural reform and recovery and resolution planning	255
Other regulatory updates	256

1 Appendix to Capital.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory and stress testing related requirements.

Capital highlights

•  The transitional CET1 ratio of 10.9% was up from 10.8% at the end of 2013 as a result of continued capital generation and management initiatives offset by RWA growth, foreign exchange movements and regulatory changes.

•  The end point CET1 ratio of 11.1% was up from 10.9% at the end of 2013 as a result of similar drivers.

Capital overview

(Unaudited)

Capital ratios

(Unaudited)

	At 31 December
	2014	2013
	%	%
CRD IV transitional
Common equity tier 1 ratio	10.9	10.8
Tier 1 ratio	12.5	12.0
Total capital ratio	15.6	14.9

CRD IV end point
Common equity tier 1 ratio	11.1	10.9

Basel 2.5
Core tier 1 ratio	n/a	13.6
Tier 1 ratio	n/a	14.5
Total capital ratio	n/a	17.8

Total regulatory capital and risk-weighted assets

(Unaudited)

	CRD IV transitional at 31 Dec 2014 US$m	CRD IV transitional estimated at 31 Dec 2013 US$m	Basel 2.5 at 31 Dec 2013 US$m

Common equity tier 1 capital	133,200	131,233
Core tier 1 capital			149,051
Additional tier 1 capital	19,539	14,408	9,104
Tier 2 capital	37,991	35,538	35,854

Total regulatory capital	190,730	181,179	194,009

Risk-weighted assets	1,219,765	1,214,939	1,092,653

On 1 January 2014, CRD IV came into force and capital and RWAs at 31 December 2014 are calculated and presented on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA. Prior to 1 January 2014, RWAs and capital were calculated and presented in accordance with the previous regime under CRD III, also referred to as ‘Basel 2.5’. As a result, unless otherwise stated, comparatives for capital and RWAs at 31 December 2013 are on a Basel 2.5 basis.

The capital and RWAs on a CRD IV basis incorporate the effect of the PRA’s final rules as set out in the PRA Rulebook. This transposed various areas of national discretion within the final CRD IV legislation into UK law. In its final rules, the PRA did not adopt most of the CRD IV transitional provisions available, instead opting for an acceleration of the CRD IV end point definition of common equity tier 1 (‘CET1’) capital. However, CRD IV transitional provisions for unrealised gains were applied, such that unrealised gains on investment property and available-for-sale securities are not recognised for capital until 1 January 2015. As a result, our transitional capital ratio in 2014 is slightly lower than the comparable end point capital ratio.

In April 2014, the PRA published its rules and supervisory statements implementing some of the CRD IV provisions relating to capital buffers, further details of which are provided in the ‘Regulatory capital buffers’ section on page 252.

In June 2014, the PRA published its revised expectations in relation to capital ratios for major UK banks and building societies, namely that from 1 July 2014 we are expected to meet a 7% CET1 ratio using the CRD IV end point definition. This applies alongside CRD IV requirements.

Despite the rules published to date, there remains continued uncertainty around the amount of capital that UK banks will be required to hold. This relates specifically to the quantification and interaction of capital buffers and Pillar 2. The PRA is currently consulting on their revised approach to Pillar 2, the PRA buffer and its interaction with the CRD IV buffers. Furthermore, there are a significant number of draft and unpublished EBA technical and implementation standards due in 2015.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and that we respect the payment priority of our capital providers. Throughout 2014, we complied with the PRA’s regulatory capital adequacy requirements, including those relating to stress testing. We are also well placed to meet our expected future capital requirements.

During 2014, we managed our capital position to meet an internal target CET1 ratio on an end point basis of greater than 10%. This has since been reviewed, and in 2015 we expect to manage Group capital to meet a medium-term target for return on equity of more than 10%. This is modelled on a CET1 ratio on an end point basis in the range of 12% to 13%.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 257.

Risk-weighted assets

(Unaudited)

CRD IV contributed to an increased capital requirement. The key changes introduced were:

•	securitisation positions which were previously deducted 50% from core tier 1 and 50% from total capital, are now included in RWAs at 1,250%;

•	an additional capital charge to cover the risk of mark-to-market losses on expected counterparty risk referred to as credit valuation adjustment (‘CVA’) risk;

•	deferred tax assets and significant investments, subject to thresholds, are now risk weighted at 250%;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	increased risk weights on exposures to financial institutions, referred to as asset value correlation (‘AVC’); and

•	new requirements for exposures to central counterparties (‘CCP’). There are enhanced incentives for clearing OTC derivative transactions through CCP.

RWAs by risk type

(Unaudited)

	CRD IV transitional and end point		Basel 2.5 basis
	2014	2013	2013
	US$bn	US$bn	US$bn

Credit risk	955.3	936.5	864.3
Standardised approach	356.9	358.6	329.5
IRB foundation approach	16.8	13.5	13.6
IRB advanced approach	581.6	564.4	521.2

Counterparty credit risk	90.7	95.8	45.8
Standardised approach	25.2	36.6	3.6
Advanced approach	65.5	59.2	42.2

Market risk	56.0	63.4	63.4

Operational risk	117.8	119.2	119.2

At 31 December	1,219.8	1,214.9	1,092.7

Of which:
US run-off portfolios	99.2	142.3	104.9
Legacy credit in GB&M	44.1	63.7	26.4
US CML and Other	55.1	78.6	78.5
Card and Retail Services[1]	–	1.1	1.1

For footnotes, see page 256.

RWAs by global businesses

(Unaudited)

	CRD IV transitional and end point	Basel 2.5 basis
	2014	2013
	US$bn	US$bn

Retail Banking and Wealth Management	205.1	233.5
Commercial Banking	432.4	391.7
Global Banking and Markets	516.1	422.3
Global Private Banking	20.8	21.7
Other	45.4	23.5
At 31 December	1,219.8	1,092.7
RWAs by geographical regions[2] (Unaudited)
	CRD IV transitional and end point	Basel 2.5 basis
	2014	2013
	US$bn	US$bn

Europe	375.4	300.1
Asia	499.8	430.7
Middle East and North Africa	63.0	62.5
North America	221.4	223.8
Latin America	88.8	89.5

At 31 December	1,219.8	1,092.7

For footnote, see page 256.

Credit risk RWAs

(Unaudited)

Credit risk exposure – RWAs by geographical region

	Europe	Asia[3]	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
CRD IV basis
IRB approach	216.1	213.1	15.6	142.0	11.6	598.4
IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
IRB foundation approach	12.8	–	4.0	–	–	16.8
Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9

RWAs at 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

Basel 2.5 basis
IRB advanced approach	157.1	182.9	11.2	161.5	8.5	521.2
IRB foundation approach	9.8	–	3.8	–	–	13.6
Standardised approach	44.5	165.9	40.0	22.7	56.4	329.5

RWAs at 31 December 2013	211.4	348.8	55.0	184.2	64.9	864.3

For footnote, see page 256.

Credit risk exposure – RWAs by global businesses

	Principal RBWM	RBWM (US run-off portfolio)	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
CRD IV basis
IRB approach	55.9	47.3	103.2	217.4	255.6	10.2	12.0	598.4

IRB advanced approach	55.9	47.3	103.2	209.4	248.1	10.0	10.9	581.6
IRB foundation approach	–	–	–	8.0	7.5	0.2	1.1	16.8

Standardised approach	60.4	4.8	65.2	181.8	70.1	6.6	33.2	356.9

RWAs at 31 December 2014	116.3	52.1	168.4	399.2	325.7	16.8	45.2	955.3

Basel 2.5 basis
IRB advanced approach	58.4	72.6	131.0	183.2	192.8	10.4	3.8	521.2
IRB foundation approach	–	–		6.3	5.8	0.1	1.4	13.6
Standardised approach	60.6	3.1	63.7	169.3	71.6	6.9	18.0	329.5

RWAs at 31 December 2013	119.0	75.7	194.7	358.8	270.2	17.4	23.2	864.3

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Credit risk RWAs are calculated using three approaches, as permitted by the PRA. For consolidated Group reporting, we have adopted the advanced internal ratings-based (‘IRB’) approach for the majority of our business, with a small proportion being on the foundation IRB approach and the remaining portfolios on the standardised approach.

Standardised approach

For portfolios treated under the standardised approach, credit risk RWAs increased by US$27.4bn, which reflected a reduction of US$13.6bn due to foreign exchange movements.

Corporate growth in Asia, Europe, North America and Latin America, including term and trade-related lending, increased RWAs by US$25.0bn, of which growth in our associate, BoCom, accounted for US$6.4bn.

The move to a CRD IV basis increased RWAs on 1 January 2014 by US$ 7.1bn. This movement mainly comprised material holdings and deferred tax asset amounts in aggregate below the capital threshold risk-weighted at 250% US$28.3bn, partially offset by the reclassification of non-credit obligation assets to the IRB approach for reporting purposes US$16.3bn and the netting of collective impairments against exposure at default under the standardised approach US$3.5bn.

During the year, several individually immaterial portfolios moved from the IRB approach to the standardised approach, increasing standardised RWAs by US$6.0bn and reducing IRB RWAs by US$4.8bn.

The disposal of our operations in Jordan, Pakistan, Colombia and Kazakhstan reduced RWAs by US$1.0bn.

In Asia, movement in the fair value of our material holdings, mainly in Industrial Bank, resulted in an increase in RWAs of US$5.9bn. This was partially offset by the reclassification of Vietnam Technological and Commercial Joint Stock Bank from an associate to an investment, which reduced RWAs by US$1.1bn.

Internal ratings-based approach

Credit risk RWA movements by key driver for portfolios treated under the IRB approach are set out in the tables on page 242 and 243. For basis of preparation on Credit risk, Counterparty credit risk and Market risk RWA flow, see Annual Reports and Accounts Appendix to Capital on page 257. For portfolios treated under the IRB approach, credit risk RWAs increased by US$63.6bn which reflected a reduction of US$20.1bn due to foreign exchange movements driven by the strengthening of the US dollar against other currencies.

Acquisitions and disposals

In GB&M, the sale of ABSs in North America reduced RWAs by US$4.2bn. Additionally, GB&M continued to manage down the securitisation positions held through the sale of certain structured investment conduit positions, lowering RWAs by US$3.0bn in Europe. The disposal of our businesses in Kazakhstan, Colombia, Pakistan and Jordan resulted in a reduction in RWAs of

US$1.2bn in Europe, Latin America, the Middle East and North Africa.

Book size

Book size movement reflected higher corporate lending, including term and trade-related lending, increasing RWAs by US$40.3bn in Asia, Europe and North America for CMB and GB&M. Sovereign book growth in GB&M increased RWAs by US$3.3bn, mainly in Asia, Latin America, the Middle East and North Africa.

In North America, in RBWM, continued run-off of the US CML retail mortgage portfolios resulted in a RWA reduction of US$6.9bn.

Book quality

RWAs reduced by US$8.5bn in the US run-off portfolio, primarily due to continued run-off which resulted in an improvement in the book quality of the residual portfolio.

Book quality improvements in the Principal RBWM business of US$5.9bn related to model recalibrations reflecting improving property prices in the US and favourable changes in portfolio mix reducing RWAs in Europe.

A ratings upgrade for securitisation portfolio resulted in a decrease in RWAs of US$3.2bn.

This was partially offset by adverse movements in average customer credit quality in corporate, sovereign and institutional portfolios in Europe, North America, Middle East, North Africa, Asia and Latin America increased RWAs by US$7.6bn.

Model updates

In Europe, a loss given default (‘LGD’) floor applied to UK corporate portfolios resulted in an increase in RWAs of US$19.0bn in CMB and GB&M.

This was partially offset by model updates in North America, primarily the implementation of new risk models for the US mortgage run-off portfolio, resulting in a decrease in RWAs of US$6.2bn.

Methodology and policy changes

Methodology and policy updates increased RWAs by US$52.2bn.

CRD IV impact

The rise related to the implementation of CRD IV rules at 1 January 2014, which increased RWAs by US$48.2bn. The main CRD IV movements arose from securitisation positions that were previously deducted from capital and are now included as a part of credit risk RWAs and risk-weighted at 1,250%, resulting in a US$40.2bn increase in GB&M, primarily Europe. CRD IV also introduced an asset valuation correlation multiplier for financial counterparties, producing a US$9.2bn increase in RWAs primarily in GB&M in Asia and Europe.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Internal updates

A decrease in RWAs of US$9.2bn arose from the set-off of negative AFS reserves against EAD for GB&M legacy credit portfolios.

In Asia, internal methodology changes associated with trade finance products accounted for a reduction in RWAs of US$4.9bn.

Additionally, the transfer of individually immaterial portfolios moving to the standardised approach reduced IRB RWAs by US$4.8bn in Principal RBWM and CMB in most regions and increased RWAs in the standardised approach by US$6.0bn.

The reclassification of part of the mortgage portfolio led to a decrease in RWAs of US$4.5bn in North America, of which US$4.1bn was in the run-off portfolio.

External updates

Selected portfolios with a low default history, mainly in Europe, Asia and North America, were subjected to external updates with the introduction of LGD floors applied to corporates and institutions, increasing RWAs by US$9.8bn. A further RWA floor was introduced on retail mortgages in Asia, resulting in an increase of US$1.7bn.

Non-credit obligation assets

The reclassification of non-credit obligation assets from the standardised to the IRB approach for reporting purposes increased RWAs under the latter approach by US$16.3bn and reduced the STD RWAs by the same amount.

RWA movement by geographical regions by key driver – credit risk – IRB only

(Unaudited)

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	(11.6)	(4.0)	(0.2)	(2.4)	(1.9)	(20.1)
Acquisitions and disposals	(3.5)	–	(0.7)	(4.2)	(0.1)	(8.5)
Book size	11.4	19.5	1.8	2.9	2.0	37.6
Book quality	(1.5)	–	(0.8)	(10.3)	1.4	(11.2)
Model updates	19.4	0.3	–	(6.1)	–	13.6
New/updated models	19.4	0.3	–	(6.1)	–	13.6

Methodology and policy	35.0	14.4	0.5	0.6	1.7	52.2
Internal updates	(11.7)	(5.2)	(0.2)	(6.4)	(0.1)	(23.6)
External updates	2.2	8.5	(0.2)	0.7	0.1	11.3
CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	49.2	30.2	0.6	(19.5)	3.1	63.6

RWAs at 31 December 2014 on CRD IV basis	216.1	213.1	15.6	142.0	11.6	598.4

RWAs at 1 January 2013 on Basel 2.5 basis	150.7	162.3	12.6	187.1	11.2	523.9

Foreign exchange movement	3.3	(4.5)	(0.5)	(1.9)	(1.0)	(4.6)
Acquisitions and disposals	(1.5)	–	–	(8.6)	(1.7)	(11.8)
Book size	2.1	21.2	1.4	(10.6)	0.2	14.3
Book quality	(1.5)	5.3	1.3	(10.8)	(0.3)	(6.0)
Model updates	11.6	–	0.1	(0.2)	–	11.5
Portfolios moving onto IRB approach	13.4	–	–	–	–	13.4
New/updated models	(1.8)	–	0.1	(0.2)	–	(1.9)

Methodology and policy	2.2	(1.4)	0.1	6.5	0.1	7.5
Internal updates	(0.2)	(7.8)	0.1	(0.6)	0.1	(8.4)
External updates	2.4	6.4	–	7.1	–	15.9

Total RWA movement	16.2	20.6	2.4	(25.6)	(2.7)	10.9

RWAs at 31 December 2013 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

For footnote, see page 256.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

RWA movement by global businesses by key driver – credit risk – IRB only

(Unaudited)

	Principal RBWM	RBWM (US run-off)	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8
Foreign exchange movement	(2.6)	–	(2.6)	(8.7)	(8.1)	(0.2)	(0.5)	(20.1)
Acquisitions and disposals	–	–	–	–	(8.2)	–	(0.3)	(8.5)
Book size	1.8	(6.9)	(5.1)	23.2	21.1	(0.5)	(1.1)	37.6
Book quality	(5.7)	(8.6)	(14.3)	2.8	(0.2)	(0.3)	0.8	(11.2)
Model updates	0.6	(6.2)	(5.6)	12.2	7.0	–	–	13.6
New/updated models	0.6	(6.2)	(5.6)	12.2	7.0	–	–	13.6

Methodology and policy	3.4	(3.6)	(0.2)	(1.6)	45.5	0.6	7.9	52.2
Internal updates	(3.0)	(3.9)	(6.9)	(5.0)	(11.2)	(0.5)	–	(23.6)
External updates	1.8	–	1.8	2.5	6.3	0.5	0.2	11.3
CRD IV impact	–	–	–	(0.7)	48.6	0.2	0.1	48.2
NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	(2.5)	(25.3)	(27.8)	27.9	57.1	(0.4)	6.8	63.6

RWAs at 31 December 2014 on CRD IV basis	55.9	47.3	103.2	217.4	255.6	10.2	12.0	598.4

	RBWM US$bn	CMB US$bn	GB&M US$bn	GPB US$bn	Other US$bn	Total US$bn

RWAs at 1 January 2013 on Basel 2.5 basis	163.1	169.0	177.7	9.6	4.5	523.9
Foreign exchange movement	(0.4)	(1.5)	(2.7)	0.1	(0.1)	(4.6)
Acquisitions and disposals	(10.1)	(0.1)	(1.6)	–	–	(11.8)
Book size	(12.7)	14.5	13.5	(0.7)	(0.3)	14.3
Book quality	(6.4)	3.5	(3.4)	0.3	–	(6.0)
Model updates	(0.2)	10.1	(1.0)	2.6	–	11.5
Portfolios moving onto IRB approach	–	10.0	0.8	2.6	–	13.4
New/updated models	(0.2)	0.1	(1.8)	–	–	(1.9)
Methodology and policy	(2.3)	(6.0)	16.0	(1.3)	1.1	7.5
Internal updates	(2.3)	(3.4)	(0.6)	(2.1)	–	(8.4)
External updates	–	(2.6)	16.6	0.8	1.1	15.9

Total RWA movement	(32.1)	20.5	20.8	1.0	0.7	10.9

RWAs at 31 December 2013 on Basel 2.5 basis	131.0	189.5	198.5	10.6	5.2	534.8

Counterparty credit risk and market risk RWAs

(Unaudited)

Counterparty credit risk RWAs

(Unaudited)

	CRD IV basis	Basel 2.5 basis
	2014	2013
	US$bn	US$bn

Advanced approach	65.5	42.2
CCR IRB approach	62.0	42.2
CVA	3.5	–

Standardised approach	25.2	3.5
CCR standardised approach	4.4	3.5
CVA	18.0	–
CCP	2.8	–

RWAs at 31 December	90.7	45.7

RWA movement by key driver – counterparty credit risk – advanced approach

(Unaudited)

	CRD IV basis	Basel 2.5 basis
	2014	2013
	US$bn	US$bn

RWAs at 1 January	42.2	45.7

Book size	1.6	(0.9)
Book quality	(0.6)	(2.7)
Model updates	0.1	–
Methodology and policy	22.2	0.1
Internal updates	(3.8)	0.1
External regulatory updates	9.0	–
CRD IV impact	17.0	–

Total RWA movement	23.3	(3.5)
RWAs at 31 December	65.5	42.2

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Market risk RWAs

(Unaudited)

	CRD IV basis	Basel 2.5 basis
	2014	2013
	US$bn	US$bn
Internal model based
VaR	7.3	4.9
Stressed VaR	10.4	9.4
Incremental risk charge	20.1	23.1
Comprehensive risk measure	–	2.6
Other VaR and stressed VaR	6.8	12.2

Internal model based	44.6	52.2
Standardised approach	11.4	11.2

At 31 December	56.0	63.4

RWA movement by key driver – market risk –
internal model based

(Unaudited)

	CRD IV basis	Basel 2.5 basis
	2014	2013
	US$bn	US$bn

RWAs at 1 January	52.2	44.5

Acquisitions and disposals	(2.2)	–
Movement in risk levels	(4.2)	(14.5)
Model updates	–	17.6
Methodology and policy	(1.2)	4.6
Internal updates	(3.8)	4.6
External updates	2.6	–

Total RWA movement	(7.6)	7.7

RWAs at 31 December	44.6	52.2

Counterparty credit risk RWAs

Counterparty credit risk RWAs increased by US$45.0bn, in 2014. The RWA increase of US$21.7bn for the standardised approach mainly relates to the implementation of CRD IV on 1 January 2014, which introduced CVA and CCP RWAs.

Advanced approach

Book size

The increase in book size was mainly driven by business movements and the impact of the strengthening of the US dollar against other currencies on the mark to market of derivatives contracts.

Model updates

In Europe, an LGD floor applied to UK corporate portfolios resulted in an increase in RWAs of US$2.2bn. This was offset by a decrease in RWAs of US$2.0bn due to model updates to the Internal Model Method (‘IMM’) used for selected portfolios in London.

Methodology and policy changes

The CVA and AVC multiplier for financial counterparties introduced by the implementation of CRD IV increased RWAs by US$6.8bn and US$10.2bn, respectively, on 1 January 2014.

Within external regulatory and policy updates, selected portfolios were subject to PRA LGD floors, which increased RWAs by US$7.5bn, mainly in Europe and Asia. Additionally, guidance received in the fourth quarter of 2014 led to the application of a ‘potential future exposure’ charge on sold options, contributing to a US$1.5bn increase in RWAs.

Decreases in RWAs from internal methodology updates were mainly driven by additional CVA exemptions following internal due diligence and review alongside a more efficient allocation of collateral in Europe, which decreased RWAs by US$3.8bn.

Market risk RWAs

Total market risk RWAs decreased by US$7.4bn in 2014.

Standardised approach

The market risk RWA movements for portfolios not within the scope of modelled approaches resulted in an increase of US$0.2bn. The increase in RWAs of US$2.6bn related to CRD IV treatment of trading book securitisation positions that were previously deducted from capital. This was offset by reductions in RWAs of US$2.5bn for interest rate position risk, primarily in Latin America due to the introduction of the scenario matrix method for options and a general reduction in positions in Latin America and the US.

Internal model based

Acquisitions and disposals

The sale of our correlation trading portfolio, reduced comprehensive risk measure RWAs by US$2.0bn. The disposal of our business in Kazakhstan resulted in a reduction of US$0.2bn in RWAs.

Movement in risk levels

Movement in risk levels reflected a decrease mainly in VaR and Stressed VaR as a result of reduced FX and Equity trading positions.

Methodology and policy changes

The increase in RWAs from external updates related mainly to the introduction, for collateralised transactions, of the basis between the currency of trade and the currency of collateral into the VaR calculation and the removal of the diversification benefit from Risks not in VaR (‘RNIV’) calculations, driving an increase of US$6.7bn.

This was partially offset by decreases in RWAs of US$4.3bn from Internal updates, mainly due to refinements in the RNIV calculation for the Equities and Rates desks.

Further decreases in RWAs following regulatory approval for a change in the basis of consolidation for modelled market risk charges delivered a reduction in RWAs of US$4.1bn.

Operational risk RWAs

The reduction in operational risk RWAs of US$1.4bn was due to the full amortisation of operational risk RWAs for the US CRS portfolio disposed of in May 2012, combined with a lower three-year average operating income.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Capital and RWA movements by major driver – CRD IV end point basis

(Unaudited)

	CET1
	capital	RWAs
	US$bn	US$bn
CRD IV end point basis at 1 January 2014[4]	132.5	1,214.9
Accounting profit for the period	13.7	–
Regulatory adjustments to accounting profit	(1.0)	–
Dividends net of scrip[5]	(7.5)	–
Regulatory change: LGD floors		38.6
Corporate lending growth	–	64.8
Management initiatives:	2.2	(66.3)
– legacy reduction and run-off	2.2	(43.0)
– portfolio and entity disposals	–	(5.2)
– RWA initiatives	–	(18.1)
Exchange differences	(8.4)	(33.6)
Other movements	4.5	1.4

CRD IV end point basis at 31 December 2014	136.0	1,219.8

RWAs increased in the year, primarily from corporate lending growth and regulatory change. These have been largely offset by management initiatives and foreign exchange movements. Management initiatives include legacy reduction and run-off, portfolio and entity disposals and a number of other initiatives including a better alignment of VaR scope to management’s view of risk, improved collateral allocation, increased use of IMM and a review of product mappings to regulatory categories.

Capital structure

Source and application of total regulatory capital

(Audited)

	CRD IV transitional	Basel 2.5
	Year to 31 Dec 2014 US$m	Year to 31 Dec 2013 US$m
Movement in total regulatory capital
Opening common equity/core tier 1 capital[4]	131,233	138,789
Contribution to common equity/core tier 1 capital from profit for the period	12,678	17,124
Consolidated profits attributable to shareholders of the parent company	13,688	16,204
Removal of own credit spread net of tax	(328)	920
Debit valuation adjustment	254
Deconsolidation of insurance entities and SPE entities	(936)

Net dividends including foreseeable net dividends[5]	(7,541)	(6,987)
Dividends net of scrip recognised under Basel 2.5		(6,987)
Update for fourth interim dividend scrip take-up in excess of plan	1,108
First interim dividend net of scrip	(1,766)
Second interim dividend net of scrip	(1,686)
Third interim dividend net of scrip	(1,835)
Fourth foreseeable interim dividend	(4,131)
Add back: planned scrip take-up	769

Decrease in goodwill and intangible assets deducted	2,424	535
Ordinary shares issued	267	297
Foreign currency translation differences	(8,356)	(1,294)
Other, including regulatory adjustments	2,495	587

Closing common equity/core tier 1 capital	133,200	149,051
Opening additional/other tier 1 capital[4]	14,408	12,259
Issued hybrid capital securities net of redemptions	4,961	(1,151)
Unconsolidated investments	17	(2,004)
Other, including regulatory adjustments	153	–

Closing tier 1 capital	152,739	158,155
Opening other tier 2 capital[4]	35,538	29,758
Issued tier 2 capital securities net of redemptions	2,414	1,609
Unconsolidated investments	26	6,447
Other, including regulatory adjustments	13	(1,960)

Closing total regulatory capital	190,730	194,009

For footnotes, see page 256.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Internal capital generation contributed US$5.1bn to common equity tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread, debit valuation adjustment, deconsolidation of insurance entities and net of dividends. The 2014 fourth interim dividend is net of planned scrip.

Composition of regulatory capital

		CRD IV transitional		Basel 2.5
	Ref	At 31 Dec 2014 (Audited) US$m	Estimated at 31 Dec 2013 (Unaudited) US$m	At 31 Dec 2013 (Audited) US$m
Tier 1 capital
Shareholders’ equity		166,617	164,057	173,449
Shareholders’ equity per balance sheet[6]	a	190,447	181,871	181,871
Foreseeable interim dividend[5]		(3,362)	(3,005)
Preference share premium	b	(1,405)	(1,405)	(1,405)
Other equity instruments	c	(11,532)	(5,851)	(5,851)
Deconsolidation of special purpose entities[7]	a	(323)	(1,166)	(1,166)
Deconsolidation of insurance entities	a	(7,208)	(6,387)

Non-controlling interests		4,640	3,644	4,955
Non-controlling interests per balance sheet	d	9,531	8,588	8,588
Preference share non-controlling interests	e	(2,127)	(2,388)	(2,388)
Non-controlling interests transferred to tier 2 capital	f	(473)	(488)	(488)
Non-controlling interests in deconsolidated subsidiaries	d	(851)	(757)	(757)
Surplus non-controlling interests disallowed in CET1		(1,440)	(1,311)

Regulatory adjustments to the accounting basis		(6,309)	(2,230)	480
Unrealised (gains)/losses in available-for-sale debt and equities[8]		(1,378)	–	1,121
Own credit spread[9]		767	1,112	1,037
Debit valuation adjustment		(197)	(451)
Defined benefit pension fund adjustment[10]	g	(4,069)	(1,731)	(518)
Reserves arising from revaluation of property		(1,375)	(1,281)	(1,281)
Cash flow hedging reserve		(57)	121	121

Deductions		(31,748)	(34,238)	(29,833)
Goodwill and intangible assets	h	(22,475)	(24,899)	(25,198)
Deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	n	(1,036)	(680)
Additional valuation adjustment (referred to as PVA)		(1,341)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)		(1,083)	(677)
50% of securitisation positions				(1,684)
50% of tax credit adjustment for expected losses				151
Negative amounts resulting from the calculation of expected loss amounts	i	(5,813)	(5,976)	(3,102)

Common equity/core tier 1 capital		133,200	131,233	149,051

Additional tier 1 capital
Other tier 1 capital before deductions		19,687	14,573	16,110
Preference share premium	b	1,160	1,160	1,405
Preference share non-controlling interests	e	1,955	1,955	2,388
Allowable non-controlling interest in AT1	d	884	731
Hybrid capital securities	j	15,688	10,727	12,317

Deductions		(148)	(165)	(7,006)
Unconsolidated investments[11]		(148)	(165)	(7,157)
50% of tax credit adjustment for expected losses				151

Tier 1 capital		152,739	145,641	158,155

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

		CRD IV transitional		Basel 2.5
	Ref	At 31 Dec 2014 (Audited) US$m	Estimated at 31 Dec 2013 (Unaudited) US$m	At 31 Dec 2013 (Audited) US$m

Tier 2 capital
Total qualifying tier 2 capital before deductions		38,213	35,786	47,812
Reserves arising from revaluation of property and unrealised gains in available-for-sale equities				2,755
Collective impairment allowances	k			2,616
Allowable non-controlling interest in tier 2	d	99	86
Perpetual subordinated debt	l	2,218	2,218	2,777
Term subordinated debt	m	35,656	33,242	39,364
Non-controlling interests in tier 2 capital	f	240	240	300

Total deductions other than from tier 1 capital		(222)	(248)	(11,958)
Unconsolidated investments[11]		(222)	(248)	(7,157)
50% of securitisation positions				(1,684)
50% negative amounts resulting from the calculation of expected loss amounts	i			(3,102)
Other deductions				(15)

Total regulatory capital		190,730	181,179	194,009

For footnotes, see page 256.

The references (a) – (n)  identify balance sheet components on page 249 which are used in the calculation of regulatory capital.

Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis

(Unaudited)

	At 31 Dec 2014	Estimated at 31 Dec 2013
	US$m	US$m

Common equity tier 1 capital on a transitional basis	133,200	131,233
Unrealised gains arising from revaluation of property	1,375	1,281
Unrealised gains in available for sale reserves	1,378	–

Common equity tier 1 capital end point basis	135,953	132,514
Additional tier 1 capital on a transitional basis	19,539	14,408
Grandfathered instruments:
Preference share premium	(1,160)	(1,160)
Preference share non-controlling interests	(1,955)	(1,955)
Hybrid capital securities	(10,007)	(10,727)
Transitional provisions:
Allowable non-controlling interest in AT1	(487)	(366)
Unconsolidated investments	148	165

Additional tier 1 capital end point basis	6,078	365

Tier 1 capital end point basis	142,031	132,879
Tier 2 capital on a transitional basis	37,991	35,538
Grandfathered instruments:
Perpetual subordinated debt	(2,218)	(2,218)
Term subordinated debt	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	(240)	(240)
Allowable non-controlling interest in tier 2	396	345
Unconsolidated investments	(148)	(165)

Tier 2 capital end point basis	14,268	11,747

Total regulatory capital end point basis	156,299	144,626

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

The capital position presented on a CRD IV transitional basis follows the CRD IV legislation as implemented in the UK via the PRA’s final rules in the Policy Statement (‘PS 7/13’) issued in December 2013, and as incorporated in the PRA Rulebook.

The effects of draft EBA technical standards are not generally captured in our numbers. These could have additional effects on our capital position and RWAs.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. Due to the exclusion of unrealised gains on investment property and available-for-sale securities which are only capable of being recognised in CET1 capital from 1 January 2015, and PRA acceleration of unrealised losses on these items, our CET1 capital and ratio is lower on a transitional basis than it is on an end point basis.

For additional tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments is being phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial reduction of 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, as implemented in the UK, banks are required to meet a minimum CET1 ratio of 4.0% of RWAs (increasing to 4.5% from 1 January 2015), a minimum tier 1 ratio of 5.5% of RWAs (increasing to 6% from 1 January 2015) and a total capital ratio of 8% of RWAs. Alongside CRD IV requirements, from 1 July 2014, the PRA expects major UK banks and building societies to meet a 7% CET1 ratio using the CRD IV end point definition. Going forward, as the grandfathering provisions fall away, we intend to meet these regulatory minima in an economically efficient manner by issuing non-common equity capital as necessary. At 31 December 2014, the Group had US$19.8bn of CRD IV compliant non-common equity capital instruments, of which US$3.5bn of tier 2 and US$5.7bn of additional tier 1 were issued during the year (for details on the additional tier 1 instruments issued during the year see Note 35 on the Financial Statements). At 31 December 2014, the Group also had US$37.1bn of non-common equity capital instruments qualifying as eligible capital under CRD IV by virtue of the application of the grandfathering provisions, after applying the 20% reduction outlined above.

Regulatory balance sheet

Regulatory and accounting consolidations

(Unaudited)

The basis of consolidation for the purpose of financial accounting under IFRS, described in Note 1 on the Financial Statements, differs from that used for regulatory purposes as described in ‘Structure of the regulatory group’ on page 13 of the Pillar 3 Disclosures 2014 report. The table below provides a reconciliation of the financial accounting balance sheet to the regulatory scope of consolidation.

Interests in banking associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes in accordance with PRA’s application of EU legislation.

Subsidiaries engaged in insurance activities are excluded from the regulatory consolidation, leaving the investment to be recorded at cost. In prior years, the investment of these insurance subsidiaries was recorded at the net asset value. This change in treatment from 1 January 2014 has been aligned to the capital treatment under CRD IV where we have excluded post-acquisition reserves from our CET1 capital and the investment to be deducted from CET1 (subject to thresholds) valued at cost.

The regulatory consolidation does not include special purpose entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

Entities in respect of which the basis of consolidation for financial accounting purposes differs from that used for regulatory purposes can be found in table 5 of the Pillar 3 Disclosures 2014 report.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation

(Unaudited)

		At 31 December 2014
	Ref	Accounting balance sheet US$m	Deconsolidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m
Assets
Cash and balances at central banks		129,957	–	30,731	160,688
Items in the course of collection from other banks		4,927	–	80	5,007
Hong Kong Government certificates of indebtedness		27,674	–	–	27,674
Trading assets		304,193	(720)	2,357	305,830
Financial assets designated at fair value		29,037	(28,791)	3,312	3,558
Derivatives		345,008	(94)	353	345,267
Loans and advances to banks		112,149	(2,727)	7,992	117,414
Loans and advances to customers		974,660	(10,809)	116,484	1,080,335
of which:
– impairment allowances on IRB portfolios	i	(6,942)	–	–	(6,942)
– impairment allowances on standardised portfolios		(5,395)	–	(2,744)	(8,139)
Reverse repurchase agreements – non-trading		161,713	(30)	7,510	169,193
Financial investments		415,467	(50,420)	33,123	398,170
Capital invested in insurance and other entities		–	2,542	–	2,542
Current tax assets		1,309	(16)	–	1,293
Prepayments, accrued income and other assets		75,176	(5,295)	8,501	78,382
of which:
– goodwill and intangible assets of disposal groups held for sale	h	8	–	–	8
– retirement benefit assets	g	(5,028)	–	–	(5,028)
– impairment allowances on assets held for sale		(16)	–	–	(16)
of which:
– IRB portfolios	i	(16)	–	–	(16)
– standardised portfolios			–	–
Interests in associates and joint ventures		18,181	–	(17,479)	702
of which:
– positive goodwill on acquisition	h	621	–	(606)	15
Goodwill and intangible assets	h	27,577	(5,593)	571	22,555
Deferred tax assets	n	7,111	163	474	7,748

Total assets		2,634,139	(101,790)	194,009	2,726,358

Liabilities and equity
Hong Kong currency notes in circulation		27,674	–	–	27,674
Deposits by banks		77,426	(21)	40,530	117,935
Customer accounts		1,350,642	(535)	141,858	1,491,965
Repurchase agreements – non-trading		107,432	–	–	107,432
Items in course of transmission to other banks		5,990	(3)	–	5,987
Trading liabilities		190,572	(42)	50	190,580
Financial liabilities designated at fair value		76,153	(6,317)	–	69,836
of which:
– term subordinated debt included in tier 2 capital	m	21,822	–	–	21,822
– hybrid capital securities included in tier 1 capital	j	1,495	–	–	1,495
Derivatives		340,669	37	331	341,037
Debt securities in issue		95,947	(7,797)	3,720	91,870
Current tax liabilities		1,213	(138)	317	1,392
Liabilities under insurance contracts		73,861	(73,861)	–	–
Accruals, deferred income and other liabilities		53,396	(3,659)	5,145	54,882
of which:
– retirement benefit liabilities		3,208	(2)	56	3,262
– contingent liabilities and contractual commitments		234	–	–	234
of which:
– credit-related provisions on IRB portfolios	i	132	–	–	132
– credit-related provisions on standardised portfolios		102	–	–	102
Provisions		4,998	(63)	–	4,935
Deferred tax liabilities		1,524	(1,009)	2	517
Subordinated liabilities		26,664	–	2,056	28,720
of which:
– hybrid capital securities included in tier 1 capital	j	2,761	–	–	2,761
– perpetual subordinated debt included in tier 2 capital	l	2,773	–	–	2,773
– term subordinated debt included in tier 2 capital	m	21,130	–	–	21,130

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

		At 31 December 2014
	Ref	Accounting balance sheet US$m	Deconsolidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m
Total shareholders’ equity	a	190,447	(7,531)	–	182,916
of which:
– other equity instruments included in tier 1 capital	c, j	11,532	–	–	11,532
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405

Non-controlling interests	d	9,531	(851)	–	8,680
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,127	–	–	2,127
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f, m	173	–	–	173

Total liabilities and equity at 31 December 2014		2,634,139	(101,790)	194,009	2,726,358

		At 31 December 2013
	Ref	Accounting balance sheet US$m	Deconsolidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m
Assets
Trading assets		303,192	32	1,686	304,910
Loans and advances to customers		1,080,304	(13,182)	110,168	1,177,290
of which:
– impairment allowances on IRB portfolios	i	(9,476)	–	–	(9,476)
– impairment allowances on standardised portfolios	k	(5,667)	–	(2,465)	(8,132)
Financial investments		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities		–	9,135	–	9,135
Interests in associates and joint ventures		16,640	–	(15,982)	658
of which:
– positive goodwill on acquisition	h	608	–	(593)	15
Goodwill and intangible assets	h	29,918	(5,369)	631	25,180
Other assets		815,339	(37,634)	57,477	835,182
of which:
– goodwill and intangible assets of disposal groups held for sale	h	3	–	–	3
– retirement benefit assets	g	2,140	–	–	2,140
– impairment allowances on assets held for sale		(111)	–	–	(111)
of which:
– IRB portfolios	i	–	–	–	–
– standardised portfolios	k	(111)	–	–	(111)

Total assets at 31 December 2013		2,671,318	(99,698)	185,410	2,757,030
Liabilities and equity
Deposits by banks		129,212	(193)	33,296	162,315
Customer accounts		1,482,812	(711)	142,924	1,625,025
Trading liabilities		207,025	(129)	161	207,057
Financial liabilities designated at fair value		89,084	(13,471)	–	75,613
of which:
– term subordinated debt included in tier 2 capital	m	18,230	–	–	18,230
– hybrid capital securities included in tier 1 capital	j	3,685	–	–	3,685
Debt securities in issue		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities	g	2,931	(11)	56	2,976
Subordinated liabilities		28,976	2	2,961	31,939
of which:
– hybrid capital securities included in tier 1 capital	j	2,873	–	–	2,873
– perpetual subordinated debt included in tier 2 capital	l	2,777	–	–	2,777
– term subordinated debt included in tier 2 capital	m	23,326	–	–	23,326
Other liabilities		436,739	(73,570)	4,991	368,160
of which:
– contingent liabilities and contractual commitments		177	–	–	177
of which:
– credit-related provisions on IRB portfolios	i	155	–	–	155
– credit-related provisions on standardised portfolios	k	22	–	–	22

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

		At 31 December 2013
	Ref	Accounting balance sheet US$m	Deconsolidation of insurance/ other entities US$m	Consolidation of banking associates US$m	Regulatory balance sheet US$m

Total shareholders’ equity	a	181,871	(1,166)	–	180,705
of which:
– other equity instruments included in tier 1 capital	c, j	5,851	–	–	5,851
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405
Non-controlling interests	d	8,588	(757)	–	7,831
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,388	–	–	2,388
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f, m	188	–	–	188

Total liabilities and equity at 31 December 2013		2,671,318	(99,698)	185,410	2,757,030

The references (a) – (n) identify balance sheet components which are used in the calculation of regulatory capital on page 246.

Leverage ratio

(Unaudited)

For a detailed basis of preparation of the leverage ratio, see the Appendix to Capital, page 261.

Estimated leverage ratio

(Unaudited)

	EU Delegated Act basis at 31 Dec 2014 US$bn	Basel III 2010 basis at 31 Dec 2013 US$bn

Total assets per accounting balance sheet	2,634	2,671

Deconsolidation of insurance/other entities	(104)
Capital invested in insurance entities	2
Consolidation of banking associates	194

Total assets per regulatory/accounting balance sheet	2,726	2,671
Adjustment to reverse netting of loans and deposits allowable under IFRS	38	93
Reversal of accounting values:	(525)	(482)
Derivatives	(345)	(282)
Repurchase agreement and securities finance	(180)	(200)
Replaced with values after applying regulatory rules:
Derivatives:	166	239
Mark-to-market value	81	69
Deductions of receivables assets for cash variation margin	(82)
Add-on amounts for potential future exposure	148	170
Exposure amount resulting from the additional treatment for written credit derivatives	19

Repurchase agreement and securities finance:	188	147
Gross securities financing transactions assets	269
Netted amounts of cash payables and cash receivables of gross securities financing transactions assets	(89)
Securities financing transactions assets netted under Basel III 2010 framework		147
Measurement of counterparty risk	8

Addition of off balance sheet commitments and guarantees:	396	388
Guarantees and contingent liabilities	67	85
Commitments	321	295
Other	8	8

Exclusion of items already deducted from the capital measure	(36)	(28)

Exposure measure after regulatory adjustments	2,953	3,028

Tier 1 capital under CRD IV (end point)	142	133

Estimated leverage ratio (end point)	4.8%	4.4%

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with public disclosure requirements applicable from 1 January 2015, updating its 2010 recommendations.

In June 2014, the PRA published its revised expectations in relation to the leverage ratio for major UK banks and building societies, namely that from 1 July 2014, we are expected to meet a 3% end point tier 1 leverage ratio,

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

calculated using the CRD IV definition of capital for the numerator and the Basel 2014 exposure measure for the denominator.

In October 2014, the European Commission adopted a delegated act to establish a common definition of the leverage ratio for EU banks (based on the Basel revised definition). This was published in the EU’s Official Journal in January 2015.

Under CRD IV, the legislative proposals and final calibration of the leverage ratio are expected to be determined following a review of the revised Basel proposals and the basis of the EBA’s assessment of the impact and effectiveness of the leverage ratio during a monitoring period between 1 January 2014 and 30 June 2016.

In January 2015, the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for 2014 year end disclosures. While the numerator continues to be calculated using the final CRD IV end point tier 1 capital definition, the exposure measure is now calculated based on the EU delegated act (rather than the Basel 2014 definition used in the Interim Report 2014). Reporting on the basis of the EU Delegated Act (rather than the Basel 2014 definition) results in an immaterial 2bps positive difference.

Our leverage ratio for 2013 as disclosed above and in our Annual Report and Accounts 2013 was based on the Basel 2010 text at the direction of the PRA. The change to reporting on the EU Delegated Act from the Basel 2010 text contributes a US$115bn increase in the exposure measure. Key changes include:

•	A change to the regulatory scope of consolidation increases the exposure measure by US$132bn.

•	The netting of securities financing transactions (SFTs) is based on the accounting criteria and an additional add-on for counterparty risk increases the exposure measure by US$66bn.

•	The inclusion of written credit derivatives at a notional amount increases the exposure measure by US$23bn.

•	Revision to permit the offsetting of cash variation margin against derivative assets and liabilities results in a decrease in the exposure measure of US$65bn.

•	A change to the Credit Conversion Factors (CCFs) applied to off-balance sheet exposures decreases the exposure measure by US$41bn.

For further details on the basis of preparation, see page 261.

It should be noted that the UK specific leverage ratio proposals published in October 2014 by the Financial Policy Committee (‘FPC’) are conceptually different to the Basel and CRD IV leverage frameworks and are not yet in place. Further details of the UK proposals can be found under ‘Leverage ratio proposals’ on page 255.

Regulatory developments

(Unaudited)

Regulatory capital buffers

CRD IV establishes a number of capital buffers, to be met with CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

Automatic restrictions on capital distributions apply if a bank’s CET1 capital falls below the level of its CRD IV combined buffer. This is defined as the total of the capital conservation buffer (‘CCB’), the countercyclical capital buffer (‘CCyB’), the global systemically important institutions (‘G-SII’s) buffer and the systemic risk buffer (‘SRB’) as these become applicable. The PRA have proposed that the use of the PRA buffer will not result in automatic restrictions on capital distributions.

In April 2014, HM Treasury published the statutory instrument ‘Capital Requirements (Capital Buffers and Macro-Prudential Measures) Regulations 2014’ transposing into UK legislation the main provisions in CRD IV related to capital buffers, with the exception of the SRB. In January 2015, HM Treasury published amendments to this statutory instrument in order to transpose the SRB.

The PRA is the designated authority for the G-SIIs buffer, the other systemically important institutions (‘O-SII’s) buffer and the CCB. In April 2014, they published rules and supervisory statements implementing the main CRD IV provisions in relation to these buffers. The Bank of England is the designated authority for the CCyB and other macro prudential measures. Whilst the PRA is the designated authority for applying and determining the SRB, the FPC is responsible for creating the SRB framework for calibration.

G-SII buffer

The G-SII buffer (which is the EU implementation of the Basel G-SIB buffer) is to be met with CET1 capital and will be phased in from 1 January 2016. In October 2014, finalised technical standards on the methodology for identification of G-SIIs were published in the EU’s Official Journal and came into effect from 1 January 2015.

In November 2014, the FSB and the Basel Committee updated the list of G-SIBs, using end-2013 data. The add-on of 2.5% previously assigned to HSBC was left unchanged.

Following direction from the PRA to UK banks in its Supervisory Statement issued in April 2014, and in accordance with the EBA final draft Implementing Technical Standards (‘ITS’) and guidelines published in June 2014, we published the EBA template in July 2014. This disclosed the information used for the identification and scoring process which underpins our G-SIB designation. The final ITS for disclosure requirements were published in September 2014, and will form the basis of our future 2015 disclosure of G-SII indicators.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Capital conservation buffer

The CCB was designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred and is set at 2.5% of RWAs. The PRA will phase-in this buffer from 1 January 2016 to 1 January 2019.

Countercyclical and other macro-prudential buffers

CRD IV contemplates a countercyclical buffer in line with Basel III, in the form of an institution-specific CCyB and the application of increased requirements to address macro-prudential or systemic risk.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through the use of the CCyB and the Sectoral Capital Requirements (‘SCR’) tools. The CCyB is expected to be set in the range of 0-2.5% of relevant credit exposures RWAs, although it is uncapped. Under UK legislation, the FPC is required to determine whether to recognise any CCyB rates set by other EEA countries before 2016.

In June 2014, the FPC set the CCyB rate for UK exposures at 0%. At its September 2014 meeting, the FPC left the CCyB rate for UK exposures unchanged at 0% and recognised the 1% CCyB rates introduced by Norway and Sweden to become effective from 3 October 2015. In January 2015, the HKMA announced the application of a CCyB rate of 0.625% to Hong Kong exposures, to apply from 1 January 2016. In accordance with UK legislation and PRA supervisory statement PS 3/14, this rate will directly apply to the calculation of our institution-specific CCyB rate from 1 January 2016.

The institution-specific CCyB rate for the Group will be based on the weighted average of the CCyB rates that apply in the jurisdictions where relevant credit exposures are located. Currently the Group’s institution specific CCyB is zero. The SCR tool is not currently deployed in the UK.

Systemic risk buffer

In addition to the measures above, CRD IV sets out an SRB for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigating structural macro-prudential risk.

In January 2015, the legislative changes necessary to transpose the SRB were implemented. The SRB is to be applied to ring fenced banks and building societies (over a certain threshold), which are together defined as ‘SRB institutions’. The SRB can be applied on an individual, sub-consolidated or consolidated basis and is applicable from 1 January 2019. By 31 May 2016, the FPC is required to create a framework for identifying the extent to which the failure or distress of SRB institutions will pose certain long-term non-cyclical systemic or macro-prudential risks. The PRA will apply this framework to determine whether specific SRB institutions would be subject to an SRB rate, and the level at which the buffer would be applied, and is able to exercise supervisory judgement to determine what the rate should be. Where applicable, the buffer rate must be set in the range of 1% to 3%. The buffer rate would apply to all the SRB institution’s exposures unless the PRA has recognised a buffer rate set in another member state. If the SRB is applied on a consolidated basis it is expected that the higher of the G-SII or SRB would apply, in accordance with CRD IV.

Pillar 2 and the ‘PRA buffer’

Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A and Pillar 2B. Pillar 2A was previously met by total capital, but since 1 January 2015, in accordance with the PRA supervisory statement SS 5/13, is met with at least 56% CET1.

Pillar 2A guidance is a point in time assessment of the amount of capital the PRA considers that a bank should hold to meet the overall financial adequacy rule. It is therefore subject to change pending annual assessment and the supervisory review process. During 2014, the Group Pillar 2A guidance amounted to 1.5% of RWAs, of which 0.9% was to be met by CET1. In February 2015, this was revised to 2.0% of RWAs, of which 1.1% is to be met by CET1 and is effective immediately.

In January 2015, the PRA published a consultation on the Pillar 2 Framework. This set out the methodologies that the PRA proposed to use to inform its setting of firms’ Pillar 2 capital requirements, including proposing new approaches for determining Pillar 2 requirements for credit risk, operational risk, credit concentration risk and pension obligation risk.

As part of CRD IV implementation, the PRA proposed to introduce a PRA buffer, to replace the capital planning buffer (‘CPB’) (known as Pillar 2B), also to be held in the form of CET1 capital. This was reconfirmed in the recent PRA consultation on the Pillar 2 framework. It is proposed that a PRA buffer will avoid duplication with CRD IV buffers and will be set for a particular firm depending on its vulnerability in a stress scenario or where the PRA has identified risk management and governance failings. In order to address weaknesses in risk management and governance, the PRA propose a scalar applied to firms’ CET1 Pillar 1 and Pillar 2A capital requirements. Where the PRA considers there is overlap between the CRD IV buffers and the PRA buffer assessment, the PRA proposes to set the PRA buffer as the excess capital required over and above the CCB and relevant systemic buffers. The PRA buffer will, however, be in addition to the CCyB and sectoral capital requirements.

The PRA expects to finalise the Pillar 2 framework in July 2015, with implementation expected from 1 January 2016. Until this consultation is finalised and revised rules and guidance issued, there remains uncertainty as to the exact buffer rate requirements, and their ultimate capital impact.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Overall capital requirements

Following the developments outlined above, details are beginning to emerge of the various elements of the capital requirements framework. However, there remains residual uncertainty as to what HSBC’s precise end point CET1 capital requirement will be. Elements of the capital requirements that are known or quantified to date are set out in the diagram below. Time-varying elements such as the macro-prudential tools, the Pillar 2 requirements, and systemic buffers are subject to change.

Capital requirements framework (end point)

In addition to the capital requirements tabulated above, we will need to consider the effect of FSB proposals published in November 2014 in relation to total loss absorbing capacity (‘TLAC’) requirements. For further details, see page 256.

Regulatory stress testing

The Group is subject to supervisory stress testing in many jurisdictions. These supervisory requirements are increasing in frequency and in the granularity with which results are required. As such, stress testing represents a key focus for the Group.

In October 2013, the Bank of England published an initial discussion paper ‘A framework for stress testing the UK banking system’. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCyB, sectoral capital requirements and other FPC recommendations to the PRA. In April 2014, the Bank of England published details of the UK stress testing exercise, which the Group subsequently participated in. The results of this exercise were published in December 2014.

Throughout 2014, the Group participated in various stress testing exercises in a number of different jurisdictions. For further details on all stress testing exercises, see page 122.

RWA developments

Throughout 2014, regulators issued a series of recommendations and consultations designed to revise the various components of the RWA regime and increase related reporting and disclosures.

UK

In March 2014, the FPC published that it was minded to recommend that firms report and disclose capital ratios using the standardised approach to credit risk as soon as practicable in 2015 following a Basel review of the standardised approach.

In June 2014, the PRA issued its consultation CP12/14, which proposed changes to the credit risk rules in two areas. Firstly, a proposal that exposures on the advanced internal ratings-based (‘AIRB’) approach for central governments, public sector entities, central banks and financial sector entities would be moved to the foundation approach from June 2015. Secondly, a proposal to introduce stricter criteria for the application of the standardised risk weight for certain commercial real estate (‘CRE’) exposures located in non-EEA countries, which would be dependent upon loss rates in these jurisdictions over a representative period. In October, the PRA published a policy statement (‘PS 10/14’) containing final rules on the second proposal, which introduces more stringent criteria for the application of risk weights to non-EEA CRE exposures from April 2015.

EU

In May 2014, the EBA published a consultation on benchmarks of internal approaches for calculating own funds requirements for credit and market risk exposures in RWAs. This follows a series of benchmarking exercises run in 2013 to better understand the drivers of differences observed in RWAs across EU institutions. The future annual benchmarking exercise outlined in the consultation paper aims to improve the comparability of capital requirements calculated using internal modelled approaches and will be used by regulators to inform their policy decisions.

In June 2014, the EBA published a consultation on thresholds for the application of the standardised approach for exposures treated under permanent partial use and the IRB roll-out plan. The finalised Regulatory Technical Standards (‘RTS’) is yet to be published.

In December 2014, the list of non-EEA countries deemed to have equivalent regulatory regimes for CRD IV purposes was published in the EU’s Official Journal, and became effective on 1 January 2015. This equivalence evaluation affects the treatment of exposures across

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

a number of different areas in CRD IV, such as the treatment of exposures to third country investment firms, credit institutions and exchanges; standardised risk weights applicable to exposures to central governments, central banks, regional governments, local authorities and public sector entities; and the calculation of RWAs for exposures to corporates, institutions, central governments and central banks under the IRB approach.

International

Throughout 2014, the Basel Committee published proposals across all Pillar 1 risk types, to update standardised, non-modelled approaches for calculating capital requirements and to provide the basis for the application of a capital floor.

In particular, in March 2014, the Basel Committee published finalised proposals for the standardised approach for calculating counterparty credit risk exposures for OTC derivatives, exchange traded derivatives and long settlement transactions. Following this, another technical paper on the foundations of the new standard was published in August 2014. The new approach is proposed to replace both the current exposure measure and the standardised method and is expected to come into effect on 1 January 2017.

In October 2014, the Basel Committee also published a consultation and a Quantitative Impact Study (‘QIS’) to revise the standardised approach for calculating operational risk. The proposals seek to establish a new unitary standardised approach to replace the current non-model-based approaches, which comprise the basic indicator approach and the standardised approach, including its variant the alternative standardised approach. An implementation date is yet to be proposed.

In December 2014, the Basel Committee undertook a further consultation on its fundamental review of the trading book. This included revisions to the market risk framework that was published for consultation in October 2013. The Committee intends to carry out a further QIS in early 2015 to inform finalised proposals expected at the end of 2015.

In December 2014, the Basel Committee published a revised framework for securitisation risk, which will come into effect on 1 January 2018.

In December 2014, the Basel Committee also published a consultation paper on revisions to the Standardised Approach for credit risk. Proposals include a reduced reliance on external credit ratings; increased granularity and risk sensitivity; and updated risk weight calibrations. Proposed calibration for risk weights are indicative only and will be further informed by responses from this consultation and results from a QIS.

Additionally, in December 2014, the Basel Committee published a consultation on the design of a capital floor framework, which will replace the Basel I floor. The calibration of the floor is, however, outside the scope of this consultation. The Committee has stated its intention to publish final proposals including calibration and implementation timelines by the end of 2015.

All finalised Basel Committee proposals for standardised approaches for calculating risk requirements and the introduction of a revised capital floor would need to be transposed into EU requirements before coming into legal effect.

Leverage ratio proposals

In October 2014, the FPC published final recommendations on the design of a UK specific leverage ratio framework and calibration. This followed an earlier FPC consultation in July 2014 on the design of the framework. The FPC finalised recommendations included a minimum leverage ratio of 3% to be implemented as soon as practicable for UK G-SIBs and major UK banks and building societies, a supplementary leverage ratio buffer applied to systemically important firms of 35% of the relevant risk-weighted systemic risk buffer rates, and a further countercyclical leverage ratio buffer (‘CCLB’) of 35% of the relevant risk-weighted CCyB. The minimum leverage ratio is to be met 75% with CET1 and 25% with AT1, and both the supplementary leverage ratio buffer and CCLB are to be met 100% with CET1. The FPC recommended that HM Treasury provide the FPC with the necessary powers to direct the PRA to set leverage ratio requirements implementing the above mentioned calibration and framework.

HM Treasury published a consultation paper in November 2014, which responded to and agreed with the FPC recommendations in relation to the design of the leverage ratio framework. Specifically, HM Treasury agreed that the FPC should be granted powers to direct the PRA on a minimum requirement, additional leverage ratio buffer (for G-SIBs, major UK banks and building societies, including ring fenced banks) and a CCLB. HM Treasury did not, however, provide any views on the calibration. The consultation paper included legislative changes to provide the FPC with new powers. In February 2015, HM Treasury published a summary of responses, alongside the draft instrument which was laid before Parliament.

Banking structural reform and recovery and resolution planning

In the EU, the Bank Recovery and Resolution Directive (‘BRRD’) was finalised and published in June 2014. This came into effect from 1 January 2015, with the option to delay implementation of bail-in provisions until 1 January 2016. Regardless of this, the UK introduced bail-in powers from 1 January 2015. The UK transposition of the BRRD builds on the resolution framework already in place in the UK. In January 2015, the PRA published a policy statement containing updated requirements for recovery and resolution planning which revises PRA rules that have been in force since 1 January 2014. In addition, the EBA has produced a number of RTS, some of which are yet to be finalised, that will further inform the BRRD requirements.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received royal assent, which implements ring-fencing recommendations of the ICB. This has been supplemented through secondary legislation which was finalised in July 2014. In October 2014, the PRA published a consultation paper on ring-fencing rules. The PRA intends to undertake further consultation and finalise ring-fencing rules in due course, with implementation by 1 January 2019.

In January 2014, the European Commission also published legislative proposals on ring-fencing trading activities from deposit taking and a prohibition on proprietary trading in financial instruments and commodities. This is currently under discussion in the European Parliament and the Council.

For further details of the policy background and the Group’s approach to recovery and resolution planning, see page 14.

Total loss absorbing capacity proposals

In November 2014, as part of the ‘too big to fail’ agenda, the FSB published proposals for total loss absorbing capacity (‘TLAC’) for G-SIBs.

The FSB proposals include a minimum TLAC requirement in the range of 16-20% of RWAs and a TLAC leverage ratio of at least twice the Basel III tier 1 leverage ratio. The TLAC requirement is to be applied in accordance with individual resolution strategies, as determined by the G-SIB’s crisis management group. A QIS is currently underway, the results of which will inform finalised proposals. The conformance period for the TLAC requirement will also be influenced by the QIS, but will not be before 1 January 2019. Once finalised, it is expected that any new TLAC standard should be met alongside the Basel III minimum capital requirements.

The draft proposals require G-SIBs to be subject to a minimum TLAC requirement with the precise requirement to be informed by the QIS. There are a number of requirements relating to the types of liabilities which can be used to meet the TLAC requirement, the composition of TLAC, and the location of liabilities within a banking group, in accordance with its resolution strategy. The TLAC proposals are expected to be finalised in 2015 and will then need to be implemented into national legislation.

Other regulatory updates

In January 2015, the EBA published revised final draft RTS on prudent valuation. Finalised requirements will need to be adopted by the European Commission and published in the EU’s Official Journal before coming into effect.

In June 2014, the EBA and Basel Committee each issued a consultation on the Pillar 3 disclosures. The final EBA guidelines were issued in December 2014 and entail additional process and governance around the Pillar 3 report, as well as semi-annual or quarterly disclosure of key capital, ratio, RWA, leverage and risk model information, exceeding the scope of our current interim disclosures. The guidelines are subject to implementation by national supervisors and are expected to enter into force in 2015.

The final Basel standards on ‘Revised Pillar 3 disclosure requirements’ were issued in January 2015. They mandate extensive use of standardised templates to enhance comparability between banks’ disclosures as well as requiring a considerable volume of disclosures to be produced semi-annually, rather than annually as hitherto. The revised framework calls for disclosure at the latest from 2016 year-ends, concurrently with financial reports.

Footnotes to Capital

1	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not removed immediately on disposal, but diminish over a period of time. The RWAs for the CRS business represent the remaining operational risk RWAs for the business.
2	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
3	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 23 on the Financial Statements for further details). Comparative data have been re-presented to reflect this change.
4	CRD IV opening balances as at December 2013 were estimated based on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA, details of which can be found in the basis of preparation on page 324 of the Annual Report and Accounts 2013.
5	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
6	Includes externally verified profits for the year to 31 December 2014.
7	Mainly comprise unrealised gains/losses in available-for-sale debt securities related to SPEs.
8	Unrealised gains/losses in available-for-sale securities are net of tax.
9	Includes own credit spread on trading liabilities.
10	Under Basel 2.5 rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
11	Mainly comprise investments in insurance entities.

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

Our policy on capital management is underpinned by a capital management framework which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital. Given that CRD IV has been in effect since 1 January 2014, during 2014 we managed our internal capital ratio target on an end point CRD IV CET1 basis of greater than 10%. We have since reviewed this and in 2015 expect to manage group capital to meet a medium-term target for return on equity of more than 10%. This is modelled on CET1 ratio on an end point basis in the range of 12% to 13%.

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

Our assessment of capital adequacy is aligned to our assessment of risks, including: credit, market, operational, interest rate risk in the banking book, pensions, insurance, structural foreign exchange risk and residual risks.

Stress testing

In addition to our internal stress tests, the Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which the results are required. These exercises include the programmes of the PRA, the FRB, the EBA, the ECB and the HKMA, as well as stress tests undertaken in other jurisdictions. We take into account the results of all such regulatory stress testing when assessing our internal capital requirements.

Risks to capital

Outside the stress-testing framework, a list of top and emerging risks is regularly evaluated for their effect on our CET1 capital ratio. In addition, other risks may be identified which have the potential to affect our RWAs and/or capital position. These risks are also included in the evaluation of risks to capital. The downside or upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary. The responsibility for global capital allocation principles and decisions rests with the GMB. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment meet the Group’s management objectives. Our strategy is to allocate capital to businesses and entities on the basis of their ability to achieve established RoRWA objectives and their regulatory and economic capital requirements.

Risk-weighted asset targets

RWA targets for our global businesses are established in accordance with the Group’s strategic direction and risk appetite, and approved through the Group’s annual planning process. As these targets are deployed to lower levels of management, action plans for implementation are developed. These may include growth strategies; active portfolio management; restructuring; business and/or customer-level reviews; RWA accuracy and allocation initiatives and risk mitigation. Our capital management process is articulated in the annual Group capital plan which forms part of the Annual Operating Plan that is approved by the Board.

Business performance against RWA targets is monitored through regular reporting to the Group ALCO. The management of capital deductions is also addressed in the RWA monitoring framework through additional notional charges for these items.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Analysis is undertaken within the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

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

Capital measurement and allocation

(Unaudited)

The PRA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In 2013, we calculated capital at a Group level using the Basel II framework as amended for CRD III, commonly known as Basel 2.5, and also estimated capital on an end point CRD IV basis. From 1 January 2014, our capital at Group level is calculated under CRD IV and supplemented by PRA rules to effect the transposition of directive requirements.

Our policy and practice in capital measurement and allocation at Group level is underpinned by the CRD IV rules. However, local regulators are at different stages of implementation and some local reporting is still on a Basel I basis, notably in the US for the reporting of RWAs for some institutions during 2014. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The Basel III framework, similarly to Basel II, is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD IV legislation implemented Basel III in the EU and, in the UK, the ‘PRA rulebook CRR Firms Instrument 2013’ transposed the various national discretions under the CRD IV legislation into UK law. The CRD IV and PRA legislation came into force on 1 January 2014.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely common equity tier 1, additional tier 1 and tier 2, depending on their characteristics.

•	Common equity tier 1 capital is the highest quality form of capital, comprising shareholders’ equity and related non-controlling interests (subject to limits). Under CRD IV various capital deductions and regulatory adjustments are made against these items which are treated differently for the purposes of capital adequacy – these include deductions for goodwill and intangible assets, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts under IRB, holdings of capital securities of financial sector entities and surplus defined benefit pension fund assets.
•	Additional tier 1 capital comprises eligible non-common equity capital securities and any related share premium; it also includes qualifying securities issued by subsidiaries subject to certain limits. Holdings of additional tier 1 securities of financial sector entities are deducted.
•	Tier 2 capital comprises eligible capital securities and any related share premium and qualifying tier 2 capital securities issued by subsidiaries subject to limits. Holdings of tier 2 capital securities of financial sector entities are deducted.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

Credit risk capital requirements

CRD IV applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but their estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

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

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

For credit risk we have adopted the IRB advanced approach for the majority of our portfolios, with the remainder on either IRB foundation or standardised approaches.

Under our CRD IV rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At the end of 2014, global models for sovereigns, banks, large corporates and portfolios in most of Europe, Asia and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches pending definition of local regulations or model approval, or under exemptions from IRB treatment. In some instances, regulators have allowed us to transition from advanced to standardised approaches for a limited number of portfolios.

•	Counterparty credit risk

Counterparty credit risk (‘CCR’) arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating CCR and determining exposure values are defined by CRD IV: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for CCR. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

In addition, CRD IV applies a capital requirement for CVA risk. Where we have both specific risk VaR approval and internal model method approval for a product, the CVA VaR approach has been used to calculate the CVA capital charge. Where we do not hold both approvals, the standardised approach has been applied.

•	Securitisation

Securitisation positions are held in both the trading and non-trading books. For non-trading book securitisation positions, CRD IV specifies two methods for calculating credit risk requirements, the standardised and the IRB approaches. Both rely on the mapping of rating agency credit ratings to risk weights, which range from 7% to 1,250%.

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

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the PRA, or the standard rules of the EU Capital Requirement Regulation. Our internal market risk models comprise VaR, stressed VaR and the incremental risk charge. Since the sale of our correlation portfolio in September 2014, there is no market risk capital requirement associated with the comprehensive risk measure.

Operational risk capital requirement

CRD IV includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. We have adopted the standardised approach in determining our operational risk capital requirements.

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

The ICAAP is examined by the PRA as part of its supervisory review and evaluation process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for HSBC and our capital planning buffer where required.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

Pillar 3 disclosure requirements

Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make firms more transparent by requiring them to publish, at least annually, wide-ranging information on their risks and capital, and how these are managed. Our Pillar 3 Disclosures 2014 are published on our website, www.hsbc.com, under Investor Relations.

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

1. Foreign exchange movements

This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the HSBC company owning each portfolio and US dollars, being our presentation currency for consolidated reporting. Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question. We hedge structural foreign exchange exposures only in limited circumstances.

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

RWA changes are estimated based on the impact assessments made in the testing phase prior to implementation. These values are used to simulate the effect of new or updated models on the portfolio at the point of implementation, assuming there were no major changes in the portfolio from the testing phase to implementation phase.

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

4. Methodology and policy

Internal regulatory updates

This captures the effect on RWAs of changing the internal treatment of exposures. This may include, but is not limited to, a portfolio or a part of one moving from an existing IRB model onto a standardised model, identification of netting and credit risk mitigation.

External regulatory updates

This specifies the effect of additional or changing regulatory requirements. This includes, but is not limited to, regulatory-prescribed changes to the RWA calculation. The movement in RWAs is quantified by comparing the RWAs calculated for that portfolio under the old and the new requirements.

5. Book size

RWA movements attributed to this driver are those we would expect to experience for the given movement in exposure, as measured by EAD, assuming a stable risk profile. These RWA movements arise in the normal course of business, such as growth in credit exposures or reduction in book size from run-offs and write-offs.

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

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

As the calculation relies on averaging, the output is dependent upon the degree of portfolio aggregation and the number of discrete time periods for which the calculation is undertaken. For each quarter of 2014 this calculation was performed for each HSBC company with an IRB portfolio by global businesses, split by the main Basel categories of credit exposures, as described in the table below:

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

Leverage ratio: basis of preparation

(Unaudited)

The numerator, capital measure, is calculated using the ‘end point’ definition of tier 1 capital applicable from 1 January 2022, which is set out in the final CRD IV rules. This is supplemented with the EBA’s Own Funds’ RTS to the extent that these have been published in the EU’s Official Journal of the European Commission as at the reporting date, as well as making reference to the PRA Rulebook where appropriate. The denominator, exposure measure, is calculated on the basis of the Leverage Ratio Delegated Act adopted by the European Commission in October 2014 and published in the EU’s Official Journal in January 2015, which is aligned to the Basel 2014 leverage ratio framework. This follows the same scope of regulatory consolidation used for the risk-based capital framework, which differs to the 2010 Basel text that required banks to include items using their accounting balance sheet. The exposure measure generally follows the accounting value, adjusted as follows:

•	on-balance sheet, non-derivative exposures are included in the exposure measure net of specific provisions or accounting valuation adjustments (e.g. accounting credit valuation adjustments);

•	loans are not netted with deposits;

•	the scope of netting for derivatives is extended to all scenarios where we would recognise a netting agreement for regulatory purposes;

•	the scope for offsetting of cash variation margin against derivative assets and liabilities is extended subject to certain additional conditions including the requirement that the margin be exchanged daily and be in the same currency as the currency of settlement of the derivative contract. For these purposes we have considered this to include any currency that can be used to make payments under the derivative contract, the governing qualifying master netting agreement, or its associated credit support annex. Such offsetting is not permitted under the Basel 2010 text;

HSBC HOLDINGS PLC

Report of the Directors: Financial Review (continued)

•	the approach to netting securities financing transactions (‘SFT’s) is aligned to that permitted under IFRS, though for the purposes of the leverage ratio there is an additional counterparty credit risk add-on to the extent that an SFT is under collateralised. This represents a stricter requirement compared with the Basel 2010 text;

•	there is an add-on for potential future exposure for both OTC and exchange-traded derivatives;

•	the notional amount of written credit derivatives is included in the exposure measure, subject to offsets for purchased protection. This represents a stricter requirement compared with the Basel 2010 text;

•	off-balance sheet items are converted into credit exposure equivalents through the use of credit conversion factors (‘CCF’s). Depending on the risk category of the exposure a CCF of 10%, 20%, 50% or 100% is applied. In contrast, the Basel 2010 text requires that off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included; and

•	items deducted from the end point tier 1 capital such as goodwill and intangible assets, are excluded.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Corporate Governance Report

The statement of corporate governance practices set out on pages 263 to 333 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings. The reports of Board Committees are contained within the Corporate Governance Report.

Letter from the Group Chairman

Dear Shareholder

This year, 2015, marks the 150th anniversary of our foundation in Hong Kong and Shanghai. In these days of companies ascending to the top ranks of valuation within a decade or so of being formed and often descending as rapidly, we should reflect positively on the enormous skill and foresight of those who built this firm sustainably from modest beginnings to its position as one of the leading international banking groups in the world. Given the history of the world over this period and the episodic intensity of financial market crises, this could not have been achieved without strong governance and a prudent character. It is among the Board’s primary responsibilities to ensure that the firm’s governance and character are such as to underpin its continuing success. Describing what good governance and a prudent character look like is relatively simple; understanding how to embed these and to measure success in so doing is the greater challenge and one which lies firmly within the Board’s accountability.

At the heart of good governance lie three responsibilities reserved to the Board. Firstly, selection of the appropriate business model and countries within which to pursue all or elements of that model; secondly, determining the appropriate risk appetite of the firm across the variety of risks to which each business line is exposed; and finally, and most importantly, ensuring that the composition of the management team is best placed to deliver the right outcome for all stakeholders, is aligned in its incentives with the interests of shareholders and is committed to building long-term sustainable success, including in planning for its own succession.

Over the last four years, as the industry emerged from the global financial crisis and fresh regulatory requirements were determined, the Board has engaged actively with management on all these areas. Through this governance process, the Board has been able to endorse the progressive redefinition and clarity brought to HSBC’s business model, its geographic representation and its risk appetite proposed by Stuart Gulliver and his management team. At the same time, the Board has been able to assess the composition and quality of the most senior management team; the Board continued to be impressed by their dedication and commitment as well as their success in meeting the objectives set for them by the Board.

The Board also has a critical role in overseeing the performance of management, including oversight of the transformation agenda which is underway to simplify and control more effectively the management of the Group. This agenda reflects HSBC’s three strategic priorities: to implement Global Standards, grow the business and simplify and streamline processes. At each of its meetings and through its committees, the Board reviews progress made on implementation of this agenda, challenging management over the speed of delivery against agreed milestones and seeking insight into options considered but rejected.

Finally, governance is also about ensuring that the lessons of unexpected outcomes, of mistakes and of control failings are both acknowledged and responded to in a timely and effective manner. More importantly, it imposes a responsibility to ensure actions are taken to ensure that repetition is remote and that pre-emptive controls are established to warn, so far as is possible, of emerging areas of concern.

During 2014, regrettably, there were further instances of legal and regulatory proceedings that reinforced the need for greater governance oversight over conduct and financial crime risk. Indeed 2014 saw a sustained focus on conduct and behaviour

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

risks with the establishment of the Banking Standards Review Council, the setting up of an enquiry by the UK Chancellor into Fair and Effective Markets and an update statement by former members of the Parliamentary Commission on Banking Standards.

HSBC has progressively enhanced its own governance oversight capabilities in these areas through the establishment in 2013 of the Financial System Vulnerabilities Committee to address financial crime matters and, in 2014, the Conduct & Values Committee, demonstrating the importance we place on adhering to high behavioural standards and ‘doing the right thing’. Reports from these committees can be found on pages 282 to 283 and 286 to 287, respectively.

Ensuring we have a diverse balance of skills, knowledge and experience on the Board is a fundamental aspect of successful corporate governance. Since my letter of last year the Board was strengthened by the appointments during 2014 of Jonathan Symonds and Heidi Miller as non-executive Directors on 14 April and 1 September, respectively, and Phil Ameen as of 1 January, 2015. These fresh appointments have added considerable experience in financial and governance matters and also in the case of Heidi Miller detailed banking expertise at the top level gained over more than 30 years in the industry. Biographies for all Directors can be found on pages 264 to 268.

Good governance has to extend throughout the Group, not just at the top company level. We address this by bringing together annually non-executives from our major subsidiaries in an NED forum to discuss governance issues and share best practices. Additionally, the chairmen of HSBC’s principal subsidiary company committees with responsibility for non-executive oversight of financial reporting and risk-related matters meet each year to share issues and to reinforce consistent standards.

As we view the year ahead, we will see finalisation of the new Senior Managers Regime brought in by the Financial Services (Banking Reform) Act 2013, which is likely to include specific responsibilities in respect of non-executive Directors. Also in this coming year, an update to the UK Corporate Governance Code will apply encompassing certain changes to its principles and provisions relating to remuneration, engagement with shareholders, risk management and going concern. The Board unreservedly supports the evolution of best practice, recognising that good governance is key both to sustainable success and to capturing the business growth opportunities that our distinctive business model affords us.

Douglas Flint

Group Chairman

23 February 2015

Directors

Douglas Flint, CBE, 59 Group Chairman

Skills and experience: Douglas has extensive board-level experience and knowledge of governance, including experience gained through membership of the Boards of HSBC and BP p.l.c. He has considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations. He joined HSBC as Group Finance Director in 1995.

He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and also a fellow of the Chartered Institute of Management Accountants. In 2006 he was honoured with a CBE in recognition of his services to the finance industry.

Appointed to the Board: 1995. Group Chairman since 2010.

Current appointments include: Douglas is a director of The Hong Kong Association and Chairman of the Institute of International Finance. He is a member of the Mayor of Beijing’s International Business Leaders’ Advisory Council as well as the Mayor of Shanghai’s International Business Leaders’ Advisory Council and the International Advisory Board of the China Europe International Business School, Shanghai. He is also an independent external member of the UK Government’s Financial Services Trade and Investment Board, a British Business Ambassador and was appointed a director of the Peterson Institute for International Economics on 10 December 2014.

Former appointments include: Douglas was formerly Group Finance Director, Chief Financial Officer and Executive Director, Risk and Regulation of HSBC and non-executive director and Chairman of the Audit Committee of BP p.l.c. He has chaired and been a member of highly influential bodies which set standards for taxation, governance, accounting and risk management. Douglas served as a partner in KPMG.

Stuart Gulliver, 55 Group Chief Executive Chairman of the Group Management Board

Skills and experience: Stuart joined HSBC in 1980. He is a career banker with over 30 years’ international experience. He has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Stuart played a leading role in developing and expanding Global Banking and Markets.

Appointed to the Board: 2008. Group Chief Executive since 2011.

Current appointments include: Stuart is Chairman of The Hongkong and Shanghai Banking Corporation Limited and of the Group Management Board. He is a member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Stuart served as Chairman of Europe, Middle East and Global Businesses and of HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC France and Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its supervisory board. He was Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; and Head of Treasury and Capital Markets in Asia-Pacific.

Phillip Ameen, 66 Independent non-executive Director

Member of the Group Audit Committee with effect from 1 January 2015.

Skills and experience: As a Certified Public Accountant with extensive financial and accounting experience, Phil served as Vice President, Comptroller, and Principal Accounting Officer of General Electric Capital Co. Prior to joining GE, he was a partner of KPMG. He also has a depth of technical knowledge from his participation in accounting standards setting.

Appointed to the Board: 1 January 2015

Current appointments include: A non-executive director of HSBC North America Holdings Inc., HSBC Bank USA, HSBC Finance Corporation and HSBC USA Inc. He is a non-executive director of Skyonic Corporation and R3 Fusion, Inc. and is a member of the Advisory Board of the Business School, University of North Carolina.

Former appointments include: Vice President, Comptroller and Principal Accounting Officer of General Electric Corp; a technical audit partner at Peat Marwick Mitchell & Co (now KPMG). He served on the International Financial Reporting Interpretations Committee of the International Accounting Standards Board, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board Emerging Issues Task Force, was Chair of the Committee on Corporate Reporting of Financial Executives International and was a Trustee of the Financial Accounting Foundation.

Kathleen Casey, 48 Independent non-executive Director

Member of the Group Audit Committee and the Financial System Vulnerabilities Committee.

Skills and experience: Kathleen has extensive financial regulatory policy experience. She is a former Commissioner of the US Securities and Exchange Commission, acting as the regulator’s principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and the International Organisation of Securities Commissions.

Appointed to the Board: 1 March 2014

Current appointments include: Kathleen is the Chairman of the Alternative Investment Management Association and a senior adviser to Patomak Global Partners. She is a member of the Board of Trustees of Pennsylvania State University, the Trust Fund Board of the Library of Congress and the Advisory Council of the Public Company Accounting Oversight Board.

Former appointments include: Kathleen was a Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

Safra Catz, 53 Independent non-executive Director

Skills and experience: Safra has a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: Safra was appointed joint Chief Executive Officer of Oracle Corporation on 18 September 2014, having previously been President and Chief Financial Officer. She joined Oracle in 1999 and was appointed to the board of directors in 2001.

Former appointments include: Safra was Managing Director of Donaldson, Lufkin & Jenrette.

Laura Cha, GBS, 65 Independent non-executive Director

Chairman of the Philanthropic and Community Investment Oversight Committee since 5 December 2014 and a member of the Conduct & Values Committee and the Nomination Committee.

Skills and experience: Laura has extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. She is the former Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People’s Republic of China at vice-ministerial rank. Laura was awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service.

Appointed to the Board: 2011

Current appointments include: Laura is a non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited and non-official member of the Executive Council of Hong Kong SAR. She is a Hong Kong Delegate to the 12th National People’s Congress of China and a non-executive director of China Telecom Corporation Limited, Unilever PLC and Unilever N.V. Laura is also a Senior International Adviser for Foundation Asset Management Sweden AB and a member of the State Bar of California and the China Banking Regulatory Commission’s International Advisory Council. She is Chairman of the Financial Services Development Council of Hong Kong SAR and Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Laura was a non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited, Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She served as Chairman of the University Grants Committee in Hong Kong and the ICAC Advisory Committee on Corruption. Laura also served as Deputy Chairman of the Securities and Futures Commission in Hong Kong and was a member of the Advisory Board of the Yale School of Management.

Lord Evans of Weardale, 57 Independent non-executive Director

Chairman of the Financial System Vulnerabilities Committee and a member of the Conduct & Values Committee and Philanthropic and Community Investment Oversight Committee since 5 December 2014.

Skills and experience: Jonathan has extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security.

Appointed to the Board: 2013

Current appointments include: Jonathan is a non-executive director of the UK National Crime Agency and a Senior Adviser of Accenture plc. He is a member of the advisory board of Darktrace Limited and of Facewatch Limited.

Former appointments include: Jonathan has held various positions in the UK Security Service over a 30-year career with responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Joachim Faber, 64 Independent non-executive Director

Chairman of the Group Risk Committee.

Skills and experience: Joachim has experience in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. He is a former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE. He has 14 years’ experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan.

Appointed to the Board: 2012

Current appointments include: Joachim is Chairman of the supervisory board of Deutsche Börse AG and of the Shareholder Committee of Joh A. Benckiser SARL. He is an independent director of Coty Inc. and a director of Allianz France S.A. Joachim is also a member of the advisory board of the European School for Management and Technology; and council member of The Hongkong – Europe Business Council.

Former appointments include: Joachim served as Chairman of various Allianz subsidiaries. He was a member of the supervisory board of Bayerische Börse AG, and of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG. He was also a member of the German Council for Sustainable Development and a member of the advisory board of the Siemens Group Pension Board.

Rona Fairhead, CBE, 53 Independent non-executive Director

Member of the Financial System Vulnerabilities Committee and the Nomination Committee.

Skills and experience: Rona has a background in international industry, publishing, finance and general management. She was a former Chairman and Chief Executive Officer of the Financial Times Group Limited responsible for its strategy, management and operations and Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury.

Appointed to the Board: 2004

Current appointments include: Rona is Chairman of HSBC North America Holdings Inc. She is a non-executive director of PepsiCo Inc. Rona is also a British Business Ambassador and, since 8 October 2014, Chairman of the BBC Trust.

Former appointments include: Rona was an Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc and Chairman and director of Interactive Data Corporation. She was a member of the board of the UK Government’s Cabinet Office until 1 September 2014 and a non-executive director of The Economist Newspaper Limited until 1 July 2014.

Sam Laidlaw, 59 Independent non-executive Director

Member of the Group Remuneration Committee and the Nomination Committee.

Skills and experience: Sam has international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He is a qualified solicitor with a Master’s in Business Administration.

Appointed to the Board: 2008

Former appointments include: Sam was the Chief Executive Officer of Centrica plc and the lead non-executive board member of the UK Department for Transport until 31 December 2014. Sam was also an Executive Vice President of Chevron Corporation, non-executive director of Hanson PLC, Chief Executive Officer of Enterprise Oil plc, President and Chief Operating Officer of Amerada Hess Corporation, and a member of the UK Prime Minister’s Business Advisory Group.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

John Lipsky, 68 Independent non-executive Director

Member of the Group Risk Committee, the Nomination Committee and the Group Remuneration Committee.

Skills and experience: John has international experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. He served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Adviser.

Appointed to the Board: 2012

Current appointments include: John is a Senior Fellow, Foreign Policy Institute at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University. He is co-chairman of the Aspen Institute Program on the World Economy and a director of the National Bureau of Economic Research and the Center for Global Development. John is a member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations. He is Chairman of the World Economic Forum’s Global Agenda Council on the International Monetary System.

Former appointments include: John served as Vice Chairman of JPMorgan Investment Bank; a director of the American Council on Germany and the Japan Society; a trustee of the Economic Club of New York, and a Global Policy Adviser for Anderson Global Macro, LLC.

Rachel Lomax, 69 Independent non-executive Director

Chairman of the Conduct & Values Committee and a member of the Group Audit Committee and the Group Risk Committee.

Skills and experience: Rachel has experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: Rachel is Chairman of the International Regulatory Strategy Group. She is a director of TheCityUK and Bruegel, a Brussels-based European think tank; a non-executive director of Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited. Rachel is also a member of the Council of Imperial College, London and President of the Institute of Fiscal Studies, a Trustee of the Ditchley Foundation, and a non-executive director and chairman of the corporate responsibility committee of Serco Group plc.

Former appointments include: Rachel served as Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee, Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office, and Vice President and Chief of Staff to the President of the World Bank. She was a non-executive director of Reinsurance Group of America Inc. and The Scottish American Investment Company PLC.

Iain Mackay, 53 Group Finance Director

Skills and experience: Iain joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc. He has extensive financial and international experience, having worked in London, Paris, US, Africa and Asia. Iain is a member of the Institute of Chartered Accountants of Scotland.

Appointed to the Board: 2010

Current appointments include: Iain is a member of the Group Management Board and was also appointed as a member of the audit committee of the British Heart Foundation on 4 December 2014.

Former appointments include: Iain served as a director of Hang Seng Bank Limited, Chief Financial Officer, Asia-Pacific, Vice President and Chief Financial Officer of GE Global Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

Heidi Miller, 61 Independent non-executive Director

Member of the Group Risk Committee and Conduct & Values Committee since 1 September 2014.

Skills and experience: Heidi has extensive international banking and finance experience. She is a former President of International at JPMorgan Chase, and was responsible for leading the global expansion and international business strategy across the investment bank, asset management, and treasury and securities services divisions.

Appointed to the Board: 1 September 2014

Current appointments include: Heidi is a non-executive director of First Data Corporation and General Mills Inc. She is a Trustee of the International Financial Reporting Standards Foundation.

Former appointments include: Heidi served as non-executive director of Merck & Co. Inc. and also Progressive Corp until 1 August 2014. She was an Executive Vice President and Chief Executive Officer, Treasury and Securities Services at JPMorgan Chase & Co.; Executive Vice President and Chief Financial Officer of Bank One Corporation; Senior Executive Vice President of Priceline.com Inc.; and Executive Vice President and Chief Financial Officer of Citigroup Inc.

Marc Moses, 57 Group Chief Risk Officer

Skills and experience: Marc joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets. He has extensive risk management and financial experience. Marc is a member of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 1 January 2014

Current appointments include: Marc is a member of the Group Management Board. A director of HSBC Private Bank (Suisse) SA and of HSBC Private Banking Holdings (Suisse) SA.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Former appointments include: Marc served as Chief Financial and Risk Officer, Global Banking and Markets and a director of HSBC Insurance (Bermuda) Limited. He was a European chief financial officer at JP Morgan and audit partner at PricewaterhouseCoopers.

Sir Simon Robertson, 73 Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee and the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee.

Skills and experience: Simon has a background in international corporate advisory work with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. He was honoured with a knighthood in recognition of his services to business. Simon has extensive international experience having worked in France, Germany, the UK and the US.

Appointed to the Board: 2006. Senior Independent non-executive Director since 2007 and Deputy Chairman since 2010.

Current appointments include: Simon is the founding member of Simon Robertson Associates LLP. He is a non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Troy Asset Management. He is also a trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Simon served as non-executive Chairman of Rolls-Royce Holdings plc, Managing Director of Goldman Sachs International, Chairman of Dresdner Kleinwort Benson, and non-executive director of Royal Opera House, Covent Garden Limited and NewShore Partners Limited.

Jonathan Symonds, CBE, 55 Independent non-executive Director

Chairman of the Group Audit Committee since 1 September 2014. A member of the Group Remuneration Committee from 14 April 2014 until 1 September 2014 and a member of the Conduct & Values Committee.

Skills and experience: Jonathan has extensive international financial experience, having worked in the UK, US and Switzerland. He served as Chief Financial Officer of Novartis AG and AstraZeneca plc. Jonathan is a Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 14 April 2014

Current appointments include: Jonathan is Chairman of HSBC Bank plc and of Innocoll AG. He is a non-executive director of Genomics England Limited and of Proteus Digital Health Inc.

Former appointments include: Jonathan was a partner and managing director of Goldman Sachs, and a partner of KPMG. He was a non-executive director and Chairman of the Audit Committee of Diageo plc.

Secretary

Ben Mathews, 48 Group Company Secretary

Ben joined HSBC in June 2013 and became Group Company Secretary in July 2013. He is a Fellow of the Institute of Chartered Secretaries and Administrators. Former appointments include: Group Company Secretary of Rio Tinto plc and of BG Group plc.

Group Managing Directors

Ann Almeida, 58 Group Head of Human Resources and Corporate Sustainability (due to retire 31 May 2015)

Ann joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

Samir Assaf, 54 Chief Executive, Global Banking and Markets

Samir joined HSBC in 1994. A Group Managing Director since 2011. He is Chairman of the Global Financial Markets Association and of HSBC France, a director of HSBC Trinkaus & Burkhardt AG and of HSBC Bank plc since 28 March 2014. Former appointments include: director of HSBC Global Asset Management Limited and of HSBC Bank Egypt S.A.E., Head of Global Markets, and Head of Global Markets for Europe, Middle East and Africa.

Peter Boyles, 59 Chief Executive of Global Private Banking

Peter joined HSBC in 1975. A Group Managing Director since October 2013. He is Chairman of HSBC Private Bank (Monaco) SA. Former appointments include: Chief Executive of HSBC France and Continental Europe. A director of HSBC Bank plc, HSBC Bank Malta p.l.c. and of HSBC Trinkaus & Burkhardt AG. Peter ceased to be a director of HSBC Global Asset Management Limited on 29 September 2014.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Simon Cooper, 47 Chief Executive, Global Commercial Banking

Simon joined HSBC in 1989. A Group Managing Director and Chief Executive of Global Commercial Banking since October 2013. He is a director of HSBC Bank plc. Former HSBC appointments include: Chairman of HSBC Bank Egypt S.A.E. and of HSBC Bank Oman; Chairman and Chief Executive of HSBC Bank Middle East and Chief Executive of HSBC Korea. Head of Corporate and Investment Banking of HSBC Singapore. A director of The Saudi British Bank and of HSBC Bank Middle East Limited.

John Flint, 46 Chief Executive, Retail Banking and Wealth Management

John joined HSBC in 1989. A Group Managing Director since January 2013. He is a director of HSBC Private Banking Holdings (Suisse) SA. Former appointments include: a Director of HSBC Bank Canada, Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning, Chief Executive Officer, HSBC Global Asset Management, Group Treasurer, and Deputy Head of Global Markets.

Pam Kaur, 51 Group Head of Internal Audit

Pam joined HSBC and became a Group Managing Director in April 2013. She is a co-opted member of The Institute of Chartered Accountants in England & Wales. Former appointments include: Global Head of Group Audit for Deutsche Bank AG, Chief Financial Officer and Chief Operating Officer, Restructuring and Risk Division, Royal Bank of Scotland Group plc, Group Head of Compliance and Anti-Money Laundering, Lloyds TSB, and Global Director of Compliance, Global Consumer Group, Citigroup.

Alan Keir, 56 Chief Executive, HSBC Bank plc

Alan joined HSBC in 1981. A Group Managing Director since 2011. He is a director of HSBC Bank Middle East Limited, HSBC Trinkaus & Burkhardt AG and of HSBC France. Alan is a member of the Advisory Council of TheCityUK and of the Advisory Board of Bradford University School of Management. Former appointments include: Global Head, Global Commercial Banking; director of HSBC Bank A.S. and HSBC Bank Polska S.A.

Stuart Levey, 51 Chief Legal Officer

Stuart joined HSBC and became a Group Managing Director in 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of the Treasury, Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations, Principal Associate Deputy Attorney General at the US Department of Justice, and Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

Antonio Losada, 60 Chief Executive, Latin America

Antonio joined HSBC in 1973. A Group Managing Director since December 2012. He is a director of HSBC Latin America Holdings (UK) Limited, HSBC Bank Argentina S.A., HSBC Argentina Holdings S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, Grupo Financiero HSBC, S.A. de C.V. and of HSBC North America Holdings Inc. Former appointments include: Chief Executive Officer, HSBC Argentina; Chairman of HSBC Bank (Panama) S.A. and of HSBC Argentina Holdings S.A., and Deputy Head, Personal Financial Services, Brazil.

Sean O’Sullivan, 59 Group Chief Operating Officer (due to retire 31 March 2015)

Sean joined HSBC in 1980. A Group Managing Director since 2011. Former appointments include: Group Chief Technology and Services Officer, director and Chief Operating Officer of HSBC Bank plc, and Chief Operating Officer of HSBC Bank Canada.

Peter Wong, 63 Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Peter joined HSBC in 2005. A Group Managing Director since 2010. He is Chairman of HSBC Bank (China) Company Limited and HSBC Bank Malaysia Berhad, and a non-executive director of Hang Seng Bank Limited, Shek O Development Company Limited and Bank of Communications Co. Ltd. He is also an independent non-executive director of Cathay Pacific Airways Limited. Former appointments include: Vice Chairman of HSBC Bank (Vietnam) Ltd, director of HSBC Bank Australia Limited and of Ping An Insurance (Group) Company of China, Ltd.

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

Directors

HSBC Holdings has a unitary Board. The authority of the Directors is exercised in Board meetings where the Board acts collectively. The Directors who served during the year were Kathleen Casey (appointed 1 March 2014), Safra Catz, Laura Cha, Marvin Cheung (retired 1 August 2014), John Coombe (retired 23 May 2014), Lord Evans of Weardale, Joachim Faber, Rona Fairhead, Renato Fassbind (retired 1 September 2014), Douglas Flint, Stuart Gulliver, James Hughes-Hallett (retired 23 May 2014), Sam Laidlaw, John Lipsky, Rachel Lomax, Iain Mackay, Heidi Miller (appointed 1 September 2014), Marc Moses (appointed 1 January 2014), Sir Simon Robertson and Jonathan Symonds (appointed 14 April 2014).

Phillip Ameen was appointed with effect from 1 January 2015.

At the date of approval of the Annual Report and Accounts 2014, the Board comprised the Group Chairman, Group Chief Executive, Group Finance Director, Group Chief Risk Officer and 13 non-executive Directors.

The names and brief biographical details of the Directors are included on pages 264 to 268.

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

Non-executive Directors’ terms of appointment

The Board has determined the minimum time commitment expected of non-executive Directors to be about 30 days per annum. Time devoted to the Company could be considerably more, particularly if serving on Board committees.

Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at annual general meetings, are typically expected to serve two three-year terms. The Board may invite a director to serve additional periods. All Directors are subject to annual election by shareholders.

Letters setting out the terms of appointment of each of the non-executive Directors are available for inspection at the Company’s registered office.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separate, with a clear division of responsibilities between the running of the Board and the executive responsibility for running HSBC’s business. Descriptions of the roles and responsibilities of the Group Chairman and the Group Chief Executive are available at www.hsbc.com/investor-relations/governance/board-committees. Their key responsibilities are set out below.

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

Deputy Chairman and senior independent non-executive Director

    A description of the roles and responsibilities of the Deputy Chairman and senior independent non-executive Director, which has been approved by the Board, is available at www.hsbc.com/investor-relations/governance/board-committees. His key responsibilities are set out below.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Key responsibilities

Deputy Chairman and senior independent non-executive Director – Sir Simon Robertson

•  Deputises for the Group Chairman at meetings of the Board or shareholders and supports the Group Chairman in his role.

•  Acts as an intermediary for other non-executive Directors when necessary.

•  Leads the non-executive Directors in the oversight of the Group Chairman.

•  Ensures there is a clear division of responsibility between the Group Chairman and Group Chief Executive.

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not be less than five or exceed 25. Any Director so appointed by the Board shall retire at the Annual General Meeting following his or her appointment and shall be eligible for election but would not be taken into account in determining the number of Directors who are to retire by rotation at such meeting in accordance with the Articles of Association. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person a Director or remove any Director before the expiration of his or her period of office. On the recommendation of the Nomination Committee and in compliance with the UK Corporate Governance Code, the Board has decided that all of the Directors should be subject to annual re-election by shareholders. Accordingly, all of the Directors will retire at the forthcoming Annual General Meeting and offer themselves for election or re-election.

Powers of the Board

The Board is responsible for overseeing the management of HSBC globally and, in so doing, may exercise its powers, subject to any relevant laws and regulations and to the Articles. The Board has adopted terms of reference which are available at www.hsbc.com/1/2/ about/board-of-directors. The Board reviews its terms of reference annually.

In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property or assets (present or future) of HSBC Holdings and may also exercise any of the powers conferred on it by the Companies Act 2006 and/or by shareholders. The Board is able to delegate and confer on any executive Director any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fits. In addition, the Board may establish any local or divisional boards or agencies for managing the business of HSBC Holdings in any specified locality and delegate and confer on any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. The Board may also, by power of attorney or otherwise, appoint any person or persons to be the agent of HSBC Holdings and may delegate to any such person or persons any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit.

The Board delegates the day-to-day management of HSBC Holdings to the GMB but reserves to itself approval of certain matters including operating plans, risk appetite and performance targets, procedures for monitoring and controlling operations, credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments and any substantial change in balance sheet management policy.

HSBC Holdings was registered in Hong Kong under part XI of the Companies Ordinance on 17 January 1991.

Board meetings

Eight Board meetings and two one-day strategy meetings were held in 2014. At least one Board meeting each year is held in a key strategic location outside the UK. During 2014, Board meetings were held in Hong Kong and Beijing.

The table below shows each Director’s attendance at meetings of the Board during 2014.

During 2014, the non-executive Directors and the Group Chairman met once without the other executive Directors. The non-executive Directors also met four times without the Group Chairman, including to appraise the Group Chairman’s performance.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

2014 Board attendance record

	Meetings attended	Meetings eligible to attend as a Director

Kathleen Casey[1,8]	5	5
Safra Catz	8	8
Laura Cha	8	8
Marvin Cheung[2]	4	5
John Coombe[3]	4	4
Lord Evans of Weardale[8]	7	7
Joachim Faber	8	8
Rona Fairhead[8]	7	7
Renato Fassbind[4]	7	7
Douglas Flint	8	8
Stuart Gulliver	8	8
James Hughes-Hallett[3]	4	4
Sam Laidlaw	8	8
John Lipsky[8]	7	7
Rachel Lomax	8	8
Iain Mackay	8	8
Heidi Miller[5,8]	2	2
Marc Moses[6]	8	8
Sir Simon Robertson	8	8
Jonathan Symonds[7]	6	6

Meetings held in 2014[8]		8

1	Appointed a Director on 1 March 2014.
2	Retired as a Director on 1 August 2014.
3	Retired as a Director on 23 May 2014.
4	Retired as a Director on 1 September 2014.
5	Appointed a Director on 1 September 2014.
6	Appointed a Director on 1 January 2014.
7	Appointed a Director on 14 April 2014.
8	A meeting was called at short notice. Those Directors not able to attend were briefed prior to the meeting.

Board balance and independence of Directors

The Board comprises a majority of independent non-executive Directors. The size of the Board is considered to be appropriate given the complexity and geographical spread of our business and the significant time demands placed on the Directors.

The Nomination Committee regularly reviews the structure, size and composition of the Board (including skills, knowledge, experience, independence and diversity) and makes recommendations to the Board with regard to any changes.

The Board has adopted a policy on Board diversity which is consistent with the Group’s strategic focus on ethnicity, age and gender diversity for the employee base. Further information on the Board diversity policy can be found on page 285.

The Board considers all of the non-executive Directors to be independent. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her election by shareholders following their appointment as a Director of HSBC Holdings. Rona Fairhead has served on the Board for more than nine years and, in that respect only, does not meet the usual criteria for independence set out in the UK Corporate Governance Code. The Board has determined Rona Fairhead to be independent in character and judgement, notwithstanding her length of service, taking into account her continuing level of constructive challenge of management and strong contribution to Board discussions. Rona Fairhead will stand for re-election at the 2015 Annual General Meeting. It is our view that the experience of current and previous service on an HSBC subsidiary company board can be a considerable benefit but that such service does not detract from a non-executive Director’s independence. The Board has concluded that there are no relationships or circumstances which are likely to affect a non-executive Director’s judgement and any relationships or circumstances which could appear to do so are not considered to be material.

In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence.

Information and support

The Board regularly reviews reports on performance against financial and other strategic objectives, business developments and investor and external relations. The chairmen of Board committees and the Group Chief Executive report to each meeting of the Board on the activities of the committees since the previous Board meeting. The Board receives regular reports and presentations on strategy and developments in the global businesses and principal geographical areas. Regular reports are also provided on the Group’s risk appetite, top and emerging risks, risk management, credit exposures and the Group’s loan portfolio, asset and liability management, liquidity, litigation, financial and regulatory compliance and reputational issues.

The Directors have free and open contact with management at all levels. When attending Board offsite meetings and when travelling for other reasons, non-executive Directors are encouraged to take opportunities to see local business operations at first hand and to meet local management.

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

The agenda and supporting papers are distributed in advance of all Board and Board committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary at HSBC Holdings’ expense.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Induction

Formal, tailored induction programmes are arranged for newly appointed Directors. The programmes are based on an individual Director’s needs and vary according to the skills and experience of each Director. Typical induction programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to familiarise themselves with the business. Directors also receive comprehensive guidance from the Group Company Secretary on directors’ duties and liabilities.

Training and development

We provide training and development for Directors with sessions often arranged in conjunction with scheduled Board meetings. Executive Directors develop and refresh their skills and knowledge through day-to-day interactions and briefings with senior management of the Group’s businesses and functions. Non-executive Directors have access to internal training and development resources and personalised training is provided where necessary. All newly appointed Directors attended a tailored induction programme. The Chairman regularly reviews the training and development of each Director.

During the year, Directors received training on the following topics:

•	The Dodd-Frank Act;

•	UK Financial Services (Banking Reform) Act 2014 including Senior Managers Regime; and

•	the changing financial and regulatory reporting landscape.

The table below shows a summary of training and development undertaken by each Director during 2014.

Training and development

Training areas
	Regulatory updates	Corporate Governance	Financial industry developments	Briefings on Board committee related topics
Executive Directors
Douglas Flint	✓	✓	✓	✓
Stuart Gulliver	✓	✓	✓	✓
Iain Mackay	✓	✓	✓	✓
Marc Moses	✓	✓	✓	✓

Non-executive Directors
Kathleen Casey	✓	✓		✓
Safra Catz	✓			✓
Laura Cha	✓	✓	✓
Lord Evans of Weardale	✓	✓	✓
Joachim Faber	✓	✓	✓	✓
Rona Fairhead	✓	✓	✓
Sam Laidlaw	✓	✓
John Lipsky	✓	✓
Rachel Lomax	✓	✓	✓
Heidi Miller	✓	✓
Sir Simon Robertson	✓	✓		✓
Jonathan Symonds	✓	✓		✓

Board performance evaluation

The Board is committed to regular evaluation of its own effectiveness and that of its committees. In 2012 and 2013, the review of the effectiveness of the Board and its committees was undertaken by Bvalco Ltd1, an independent third-party firm. The 2013 review process mirrored that of 2012 with Bvalco conducting in-depth interviews with the members of the Board and a number of other senior executives. The findings of the 2013 review were presented to the Board, an action plan developed and progress against these actions reported to the Board during 2014. The 2013 review concluded that the Board continues to operate effectively and is well positioned to address the challenges faced by the Group. Themes emerging from the 2013 review and the actions taken included:

1	A legal firm which is engaged from time to time by the Company to provide legal services holds a 20% shareholding in Bvalco Ltd. Bvalco Ltd has confirmed that it does not have any other connection with the Company.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

2013 Review of Board effectiveness
Theme	Action taken
Ensuring an appropriate balance between regulatory, business and strategic issues at Board meetings.	Key issues have been further prioritised. More time has been provided for the debate of these issues at Board meetings.
Providing further opportunities for the executive and non-executive Directors to meet outside of the formal setting of the boardroom.

Informal executive and non-executive Directors’ events have been planned around Board meetings providing additional forums for discussion.

Non-executive Directors have been invited to a number of events attended by executive Directors.

Arrangements made for non-executive Directors to meet senior members of local management teams in HSBC local offices when travelling.

Ensuring increased time and opportunity for non-executive Director meetings.	Non-executive Director-only sessions are scheduled around Board meetings. A number of informal non-executive Director events were organised throughout the year.
Maintaining focus on succession planning.	Succession planning remains a key area of focus with formal governance processes in place. Those named in succession plans are scheduled to present to Board meetings.

A third and final review was facilitated by Bvalco during the year, providing continuity and allowing for progress against prior year themes to be evaluated.

Director performance evaluation

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

The Board monitors the implementation of actions arising from each performance evaluation.

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

All executive Directors and certain other senior executives hold regular meetings with institutional investors. The Board receives a regular investor relations activity report which provides feedback from meetings with institutional shareholders and brokers, analysts’ forecasts, information from research reports and share price performance data. The Board also receives regular reports from one of our corporate brokers.

The Group’s shareholder communication policy is available on www.hsbc.com/governance.

On several occasions during 2014, non-executive Directors, including the Deputy Chairman and senior independent non-executive Director, met or corresponded with institutional investors and their representatives to discuss corporate governance topics and executive remuneration.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Conflicts of interest, indemnification of Directors and contracts of significance

The Board has adopted a policy and procedures relating to Directors’ conflicts and potential conflicts of interest and can determine the terms of authorisation for such situations. The Board’s powers to authorise conflicts are operating effectively and the procedures are being followed. A review of situational conflicts which have been authorised from time-to-time and the terms of those authorisations are undertaken by the Board annually.

The Articles of Association provide that Directors are entitled to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities. Such provisions have been in place during the financial year but have not been utilised by the Directors. All Directors have the benefit of directors’ and officers’ liability insurance.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with any HSBC company.

Corporate governance codes

HSBC is committed to high standards of corporate governance. During 2014, HSBC has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council in September 2012; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock

Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the FCA and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.

All Directors are routinely reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Board committees

1	Established on 17 January 2014.
2	Established on 5 December 2014.

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

Group Management Board

Role and members

The GMB exercises all of the powers, authorities and discretions of the Board of Directors in so far as they concern the management and day-to-day running of the Company and its subsidiaries.

Members

Stuart Gulliver (Chairman), Iain Mackay and Marc Moses who are executive Directors, and Ann Almeida, Samir Assaf, Peter Boyles, Simon Cooper, John Flint, Pam Kaur (non-voting), Alan Keir, Stuart Levey, Antonio Losada, Sean O’Sullivan and Peter Wong, all of whom are Group Managing Directors.

The Group Chief Executive chairs the GMB. The head of each global business and global function and the chief executive of each region attend GMB meetings, either as members or by invitation.

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

The Chairman of the GMB reports to each meeting of the Board on the activities of the GMB.

The Group Chief Risk Officer chairs regular Risk Management Meetings of the GMB. The Risk Management Meetings provide strategic direction and oversight of enterprise-wide management of all risks and establish, maintain and periodically review the policy and guidelines for the management of risk within the Group. The Risk Management Meeting also reviews the development and implementation of Global Standards reflecting best practices which must be adopted and adhered to consistently throughout the Group. The Head of Group Financial Crime Compliance and Group Money Laundering Reporting Officer attends this section of the Risk Management Meeting.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Group Audit Committee

Chairman’s Statement

The GAC has non-executive responsibility for oversight of and provision to the Board of advice on matters relating to financial reporting and internal controls over financial reporting. This report sets out the activities of the GAC that underpin this work and issues faced by the committee during the year.

Key areas of GAC activity during the year include: overseeing the external auditor transition from KPMG Audit Plc (‘KPMG’) to PricewaterhouseCoopers LLP (‘PwC’); considering provisioning for conduct-related legal and regulatory issues; and integrating the approach to financial reporting and internal controls to ensure consistency across committees of the Board.

In 2015, an area of focus for the GAC will be to monitor the implementation of recovery and resolution plans, which are designed to ensure that the effects of a banking failure are mitigated, thus avoiding severe systemic disruption, while protecting the economic functions provided by the relevant banking entity. The GAC will also monitor the financial control and reporting implications of ring-fencing the retail banking operations in the UK and the establishment of operating companies globally. A further area of focus in 2015 will be the implementation of revised International Financial Reporting Standard 9 ‘Financial Instruments’ concerning the classification and measurement of financial instruments (‘IFRS 9’). This is of particular significance given the potential impact IFRS 9 will have on how we classify and measure financial assets.

Kathleen Casey joined the GAC in March 2014 and Phillip Ameen joined the GAC on 1 January 2015, bringing with them extensive experience in US financial regulatory policy and accounting standards setting and reporting, respectively. Further details are provided in Kathleen’s and Phillip’s biographies on page 265.

Finally, I would like to thank Renato Fassbind, whom I succeeded as Chairman of the GAC, John Coombe and the late Marvin Cheung, all of whom stepped down from the GAC during the year, for their respective contributions to the work of the committee.

Jonathan Symonds

Chairman, Group Audit Committee

23 February 2015

Role and membership

The key areas of responsibility for the GAC include:

•	monitoring the integrity of financial statements;

•	overseeing the internal controls systems over financial reporting;

•	monitoring and reviewing the effectiveness of the Internal Audit function;

•	reviewing the Company’s financial and accounting policies and practices; and

•	oversight and remuneration of the external auditor and advising the Board on the appointment of the external auditor.

	Meetings attended	Meetings eligible to attend
Members[1]
Jonathan Symonds (Chairman)[2,7]	2	2
John Coombe[3]	4	4
Renato Fassbind[4]	5	5
Kathleen Casey[5,7]	4	4
Marvin Cheung[6]	4	5
Rachel Lomax[7]	7	7
Meetings held in 2014		7

1	All members are independent non-executive Directors.
2	Appointed as a member and Chairman on 1 September 2014.
3	Retired as Chairman and member on 23 May 2014.
4	Appointed Chairman on 23 May 2014 and retired as a member and Chairman on 1 September 2014.
5	Appointed as a member on 1 March 2014.
6	Retired as a member on 1 August 2014.
7	The Board has determined member to be independent according to SEC criteria and may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK Corporate Governance Code.

Governance

The table below sets out the governance structure for the Board Committees whose duties relate to the integrity of HSBC’s reporting to shareholders and other investors. Each major operating subsidiary has established a board committee with non-executive responsibility for oversight of matters relating to financial reporting.

A forum for the chairmen of our principal subsidiary company committees with non-executive oversight responsibility for financial reporting and risk-related matters was held in June 2014 to share views and to facilitate a consistent approach to the way in which these subsidiary company committees operate. The next forum is scheduled to be held in June 2015.

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

•  Reporting findings and making recommendations to the Group Chief Executive, Group Finance Director and the GAC

Subsidiary board committees responsible for oversight of financial reporting and global business audit committees	Independent non-executive directors and/or HSBC Group employees with no line of functional responsibility for the activities of relevant subsidiary or global business, as appropriate	• Providing reports to the GAC on financial statements and internal controls over financial reporting of relevant subsidiaries or businesses, as requested

How the Committee discharged its responsibilities

Throughout the year, the GAC received regular reports on a number of matters including internal audit findings and follow-up work, accounting issues and judgements, and legal and regulatory matters. The GAC received presentations from a number of members of the senior management including the Group Finance Director, Group Chief Accounting Officer and Group Head of Internal Audit. The Chairman of the GAC also had meetings with a number of these individuals separately, providing an additional forum to discuss specific issues.

During the year, the GAC held meetings with the Group Head of Internal Audit and with the external auditors in the absence of management.

In discharging its responsibilities the GAC undertakes the following principal activities:

•	oversight and challenge of the effectiveness of internal control processes that form the internal control framework for financial reporting and also of those internal controls processes that relate to the Sarbanes-Oxley Act. The Group Head of Internal Audit and the external auditor regularly report to the GAC without management present. During the year, the GAC confirmed that the Finance function was adequately resourced and that qualifications and experience of staff in that function were appropriate. Further details on internal control can be found on pages 288 to 290;

•	the adoption for full implementation in 2015 of the revised Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) framework, an integrated internal control framework to meet our internal controls obligations under the Sarbanes-Oxley Act and also under the UK and Hong Kong corporate governance codes;

•	review of HSBC’s financial and accounting policies and their application to the reporting of the Group’s activities and financial performance. Further details of this area of the GAC’s work are provided in the
‘Principal activities and significant issues considered’ table on page 279;

•	monitoring of the legal and regulatory environment; the GAC received regular reports on litigation and on the application of changes in law, regulation, accounting policies and practices including reports on developments in programmes to implement IFRSs, Basel III/CRD IV and the recommendations of the Parliamentary Commission on Banking Standards, particularly as they relate to accounting policies and financial reporting;

•	review of the effectiveness of the Internal Audit function. The GAC’s effectiveness review encompassed the scope of the Internal Audit function’s work and the adequacy of the skills of the internal audit team. The GAC found the Internal Audit function remained effective and this conclusion was supported by the findings of a quality assurance review of the Internal Audit function undertaken by PwC. During the year, the GAC terms of reference and the audit charter of internal audit were updated to clarify the GAC’s responsibility for the oversight of the governance of the Internal Audit function and the reporting line of the Group Head of Internal Audit to the Chairman of the GAC. The Audit Charter is available on the HSBC website at www.hsbc.com/ investor-relations/governance/internal-control.

•	an annual assessment of the effectiveness of the external auditor which includes assessments by the Group’s chief financial officers of its major geographical regions. The GAC also considered the level of scrutiny applied during the audit and the interaction of the auditor with senior management. Following this review the GAC was satisfied that KPMG continued to perform effectively as external auditor; and

•

an annual review of the independence of the external auditor. All services provided by KPMG during the 2014 were pre-approved by the GAC and were entered into under the pre-approval policies established by the GAC. The pre-approved services

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

relate to regulatory reviews, agreed-upon procedures reports, other types of attestation reports, the provision of advice and other non-audit services allowed under the SEC independence rules. The services fall into the categories of audit services, audit-related services, tax services and other services.

Following its review, the GAC confirmed that it considered KPMG to be independent and KPMG, in accordance with industry standards, has provided the GAC with written confirmation of its independence for the duration of the financial year ended 31 December 2014. The GAC approved the remuneration and terms of engagement and recommended to the Board the re-appointment of KPMG for the financial year ended 31 December 2014.

The GAC’s oversight of the audit tender process in 2013 resulted in the GAC’s recommendation to the Board that PwC be appointed as the Group’s auditor for the financial year beginning on 1 January 2015. The GAC has recommended to the Board that PwC be appointed at the forthcoming Annual General Meeting. PwC provided written confirmation of its independence from HSBC prior to its appointment. During 2014, regular meetings were held with PwC’s audit engagement team to assist in developing the 2015 external audit plan.

The Board has approved, on the recommendation of the GAC, a policy for the employment by HSBC of former employees of KPMG and PwC. The GAC receives an annual report on such former employees who are employed and the number in senior positions. This report enables the GAC to consider whether there has been any impairment, or appearance of impairment, of the external auditor’s judgement, objectivity or independence in respect of the audit. An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG for each of the past three years is disclosed in Note 7 on the Financial Statements.

In addition to addressing the matters noted above, the GAC considered the significant accounting issues described below. The GAC considered the appropriateness of management’s judgements and estimates, where appropriate discussing these with KPMG, the external auditors, and reviewing the matters referred to in the external auditor’s report as risks of material mis-statement.

The GAC undertakes an annual review of its own terms of reference and effectiveness. The terms of reference can be found on our website at www.hsbc.com/ investor-relations/governance/ board-committees.

Principal activities and significant issues considered include:

Key area	Action taken
Appropriateness of provisioning for legal proceedings and regulatory matters

The GAC received reports from management on the recognition and amounts of provisions, the existence of contingent liabilities, and the disclosures relating to provisions and contingent liabilities, for legal proceedings and regulatory matters. Specific areas addressed included the legal action brought by the US Federal Housing Finance Agency in respect of mortgage-backed securities offerings, and provisioning arising from investigations conducted by the UK Financial Conduct Authority and US regulators and law enforcement agencies relating to trading activities in the foreign exchange market. In 2015, the GAC considered reports and disclosures concerning potential liabilities in connection with investigations of HSBC’s Swiss Private Bank by a number of tax administration, regulatory and law enforcement authorities.

Loan impairment, allowances and charges

The GAC reviewed loan impairment allowances for personal and wholesale lending. Significant judgements and estimates reviewed included a review of loss emergence periods across our wholesale loan portfolios, consideration of the effect of falling oil prices on potential wholesale loan impairments, notable individual cases of impairment in wholesale lending and the adequacy of collective impairment allowances on personal lending portfolios.

UK customer remediation

The GAC considered the provisions for redress for mis-selling of payment protection insurance policies, provisions for mis-selling of interest rate hedging products, and liabilities in respect of breaches of the UK Consumer Credit Act.

Valuation of financial instruments

The GAC reviewed developments in market practice regarding accounting for funding costs in the valuation of uncollateralised derivatives. In line with evolving market practice, in the fourth quarter of 2014 we adopted an FFVA to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives.

Bank of Communications Co., Limited (‘BoCom’) impairment testing

During the year the GAC considered the regular impairment reviews of HSBC’s investment in BoCom and management’s conclusions that the investment is not impaired. When testing investments in associates for impairment, IFRS requires the carrying amount to be compared with the higher of fair value and value in use. The GAC reviewed a number of aspects of management’s work in this area including the sensitivity of the result of the impairment review to estimates and assumptions of projected future cash flows and the discount rate.

Goodwill impairment testing

No impairment was identified as a result of the annual goodwill impairment test, and the review for indicators of impairment as at 31 December 2014 identified no indicators of impairment. The result for GPB Europe is sensitive to key assumptions and is subject to enhanced disclosure.

Recognition of deferred tax assets

In considering the recoverability of the Group’s deferred tax assets, the GAC reviewed the recognition of deferred tax assets in the USA, Brazil and Mexico, and the associated projections of future taxable income.

Non-GAAP financial measures	The GAC considered the change in the non-GAAP financial measures presented from ‘underlying performance’ to an ‘adjusted performance’ measure in the 2014 ARA.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Group Risk Committee

Chairman’s Statement

The Group Risk Committee (‘GRC’) oversees and advises the Board on high level risk-related matters and internal control, other than internal financial controls, which are overseen by the Group Audit Committee. The GRC is responsible for ensuring that Group risk profile and underlying business activity is in line with risk appetite as approved by the Board.

The tone from the top of the Group, which is set by senior management, is critical to effective risk management. During the year the GRC continued to focus on steps taken to communicate and reinforce the Group’s commitment to ‘doing the right thing’. This focus is reflected in the advice the GRC provides to the Group Remuneration Committee in connection with executive pay.

The implications of an evolving legal and regulatory framework for financial institutions present an ongoing challenge. The 2014 PRA and EBA stress testing programmes were a particular area of focus for the GRC during the year. The nature and pace of legal and regulatory change in 2014 has also led to increased scrutiny by the GRC of the Group’s risk appetite profile and management actions to mitigate legal and regulatory risks and exposures.

Geopolitical risk has remained an ongoing theme for the GRC, and during the year, the GRC held a joint meeting with the Group Audit Committee to consider key risks in China and the Asia Pacific region. It is expected that geopolitical risk will also be a theme for the GRC throughout 2015.

Heidi Miller joined the GRC in September 2014 and brings with her significant global financial services experience. Heidi has held a range of senior financial services sector appointments, most recently as President of JPMorgan International. Further details are provided in Heidi’s biography on page 267.

Toward the end of 2014 a regulatory driven industry-wide review of IT infrastructure commenced which will continue into 2015.

Joachim Faber

Chairman, Group Risk Committee

23 February 2015

Role and membership

The GRC is responsible for:

•	advising the Board on high-level risk-related matters and risk governance, including current and forward looking risk exposures, future risk strategy and management of risk within the Group;

•	advising the Board on risk appetite and risk tolerance;

•	reviewing the effectiveness of the Group’s risk management systems framework and internal control systems (other than internal financial control systems which is the responsibility of the Group Audit Committee);

•	monitoring executive control and management of risk including top and emerging risks; and

•	advising the Group Remuneration Committee on the alignment of remuneration with risk appetite.

The GRC is comprised of independent non-executive Directors as listed below.

	Meetings attended	Meetings eligible to attend
Members

Joachim Faber (Chairman)	13	13
John Coombe[1]	5	5
John Lipsky	13	13
Rachel Lomax	13	13
Heidi Miller[2]	4	4

Meetings held in 2014		13

1	Retired as a Director and member on 23 May 2014.
2	Appointed a member on 1 September 2014.

By invitation, John Trueman, a non-executive director of HSBC Bank plc, attended meetings of the GRC throughout 2014. Safra Catz, a non-executive Director of HSBC Holdings plc, attended two presentations given to the GRC on IT-related matters.

Governance of risk

All of HSBC’s activities involve the measurement, evaluation, acceptance and management of risk or combinations of risks. The Board, advised by the GRC, requires and encourages a strong risk governance culture which shapes the Group’s attitude to risk. The Board and the GRC oversee the maintenance and development of a strong risk management framework by continually monitoring the risk environment, top and emerging risks facing the Group and mitigating actions planned and taken.

The governance structure of the Board and its committees for the management of risk is set out in the table on page 24. The GRC has overall non-executive responsibility for oversight of risk across the Group. The Conduct & Values and the Financial System Vulnerabilities committees are responsible for the oversight of specific areas of risk which include the promotion and embedding of HSBC Group Values and HSBC Group principles and the oversight of matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing. The Conduct & Values and the Financial System Vulnerabilities committees regularly update the GRC on their activities.

Each major Group operating subsidiary has established a board committee with non-executive responsibility for oversight of risk-related matters and an executive committee with responsibility for risk-related matters. The GRC has set core terms of reference for subsidiary company non-executive risk and audit committees.

Further details of the structures in place for the management of risk across the Group are provided on pages 112 to 118.

How the GRC discharged its responsibilities

The GRC discussed top and emerging risks and the Group’s risk profile with management at each of its meetings. In monitoring top and emerging risks the GRC received reports and presentations from the Group Chief

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Risk Officer (an executive Director), the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, and the Global Head of Regulatory Compliance. During the year, other members of the senior management attended GRC meetings including the Group Chief Operating Officer, the Global Head of Risk Strategy and Chief of Staff, the Head of Group Performance and Reward and the Group Chief Data Officer.

The Group Chief Risk Officer provided regular reports and presentations to the GRC, including at each meeting a presentation of the ‘risk map’ which describes our risk profile by risk type in the global businesses and regions, the Group Risk Appetite Statement, and the top and emerging risks report which summarised the mitigating actions for identified risks. The GRC requested reports and updates from management on risk-related issues identified for in-depth consideration and also received regular reports on matters discussed at Risk Management Meetings of the GMB.

Page 118 provides further information on the top and emerging risks for the Group.

Throughout the year, the GRC Chairman met with the Group Chief Risk Officer, the Group Head of Internal Audit, the Group Finance Director, the Chief Legal Officer and other senior executives as required.

In addition to addressing the matters noted above, the GRC focused on a number of key areas including those set out in the table below.

Principal activities and significant issues considered include:

Key area	Action taken
The Group Risk Appetite Statement and monitoring of the Group risk profile against the Risk Appetite Statement

The GRC reviewed management proposals for revisions to the Group Risk Appetite Statement metrics for 2014. Following review, the Committee recommended a number of refinements to the Group Risk Appetite Statement to the Board including the cost efficiency, Common Equity Tier 1 Capital and sovereign exposure ratios.

The GRC regularly reviews the Group’s risk profile against the key performance metrics set out in the Risk Appetite Statement. The GRC reviewed management’s assessment of risk and provided scrutiny of management’s proposed mitigating actions.

PRA and EBA concurrent stress tests

The GRC monitored the PRA and EBA stress testing exercises and reviewed the results of stress testing prior to submission to the respective regulators. It received reports over the course of the PRA and EBA stress testing exercises and met three times during the year solely to consider stress testing related matters. At these meetings the GRC reviewed the stress test scenarios as set by the PRA and EBA and the enhancements to these scenarios where appropriate. The GRC oversaw a review of the lessons learnt from this stress testing exercise.

Internal Audit assessed progress on the regulatory stress tests programmes and reported its conclusions and recommendations to the GRC.

Execution risk

Execution risk is the risk relating to the delivery of the Group strategy and is a standing agenda item for the GRC. Monitoring of this risk and challenging management’s assessment of execution risk and corresponding mitigating actions remain a priority for the GRC.

In addition to the regular reports received and ‘deep-dive reviews’ conducted on specific issues identified, the GRC requested reports from Internal Audit on the themes identified during the course of its work.

Legal and regulatory risks

The legal and regulatory environment continues to evolve in both complexity and the level of requirements placed on financial services sector firms.

The GRC received regular reports on legal and regulatory risks, reviewed management actions to mitigate these risks and considered the potential impact of future developments in this area on the Group. In 2015, these included reports concerning risks related to investigations of HSBC’s Swiss Private Bank by a number of tax administration, regulatory and law enforcement authorities. A particular area of focus for the GRC remains the uncertainty in respect of capital adequacy regulatory requirements; further time has been scheduled for the GRC to address this matter.

IT and data-related risks

During the year, the GRC considered a number of IT and data-related risks including internet crime and fraud, data management and aggregation, and information security. The GRC reviewed management’s assessment of these risks and management actions to mitigate them.

IT and data-related risks are expected to remain an area of focus for the GRC during the course of 2015.

Geopolitical risk

The GRC received regular reports on geopolitical risks including the crises in the Middle East and Ukraine and the continued tensions in respect of maritime sovereignty in the South China Sea. Management provided regular updates on the implementation of mitigating actions in response to these matters which included the augmentation of anti-money laundering, sanctions and financial crime compliance controls. The GRC also held a joint meeting with the Group Audit Committee which focused on issues faced in mainland China and the Asia-Pacific region.

Further information on the identification, management and mitigation of the risks set out above is provided on pages 114 to 117.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Financial System Vulnerabilities Committee

Chairman’s Statement

The Financial System Vulnerabilities Committee (‘FSVC’) oversees the implementation by management of policies aimed at mitigating financial crime and system abuse risks which HSBC faces in the execution of its strategy. In doing so, it provides thought leadership, governance, oversight and policy guidance over the framework of controls and procedures which has been designed to address these risks to which HSBC, and the financial system more broadly, may be exposed. More formally, the Committee oversees our compliance with regulatory orders, including oversight of the Group’s relationship with the Monitor[1], with whom the Committee regularly meets and engages to ensure alignment of our respective priorities and interests.

We recognise that in the past HSBC did not consistently identify, and so prevent, misuse and abuse of the financial system through its network. However, the adoption of the highest or most effective global compliance standards – allied with the highest standards of behaviour – forms part of our strategy to address the possibility of this happening again, and will address our obligations under the various regulatory orders entered into in 2012.

As you will read in this report, during 2014, the Committee has made considerable progress in the achievement of its objective, reviewing and adopting new global policies on anti-money laundering and sanctions compliance, agreeing and setting milestones regarding the enhancement of transaction monitoring and customer due diligence systems and processes and routinely engaging with the Monitor for this purpose. An equally important aspect of the FSVC’s role in 2014 has been to provide the Group with a forward-looking perspective on financial crime risk. As an example, the Committee undertook a deep dive review in 2014 to ascertain the actions being taken to mitigate the risks associated with the vast amount of data to which the firm is exposed in the delivery of products to its customers. The five subject matter experts appointed to the FSVC have provided invaluable guidance and advice in identifying risk areas where the Group could become exposed, working with us to mitigate those risks.

Building on this, the FSVC will continue to focus in 2015 on the controls and procedures which will underpin our high behavioural and compliance standards. A strong compliance culture is essential to the success of our strategy and this will remain a focus area for the FSVC during the year.

I would like to take this opportunity to thank Rona Fairhead for her leadership of the Committee from the period since its establishment in early 2013 and I am delighted to have inherited from her in May last year a Committee with a clear intent and purpose to address the challenges facing HSBC.

Lord Evans of Weardale

Chairman, Financial System Vulnerabilities Committee

23 February 2015

1   See page 27 for further details on the Monitor.

Role and membership

The FSVC has non-executive responsibility for:

•	governance, oversight and policy guidance over the framework of controls and procedures designed to identify areas where HSBC and the financial system more broadly may become exposed to financial crime or system abuse;

•	oversight of matters relating to anti-money laundering, sanctions, terrorist financing and proliferation financing, including the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the continuing obligations to regulatory and law enforcement agencies are met and oversight of implementation of the actions necessary to build assurance in these areas;

•	provision of advice as applicable on the implementation of the Global Standards programme; and

•	provision of a forward-looking perspective on financial crime risk to the Board.

	Meetings attended	Meetings eligible to attend
Members
Lord Evans of Weardale (Chairman)[1]	6	7
Kathleen Casey[2]	5	5
Rona Fairhead[3]	7	7
Nick Fishwick[4]	7	7
Dave Hartnett[4]	7	7
Bill Hughes[4]	7	7
Sir Simon Robertson	7	7
Leonard Schrank[4]	7	7
Juan Zarate[4,5]	7	7

Meetings held in 2014		7

1	Appointed Chairman on 23 May 2014.
2	Appointed a non-executive Director and member on 1 March 2014.
3	Retired as Chairman on 23 May 2014.
4	Co-opted non-director member.
5	Also provides advisory services to the board of HSBC North America Holdings Inc.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

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

Leonard Schrank: Former chief executive officer of SWIFT, the industry-owned, global financial messaging system; oversaw SWIFT’s relationship with the US Treasury Department and other countries on counter-terrorism issues. Member of MIT Corporation.

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

How the FSVC discharged its responsibilities

The FSVC has agreed areas of focus where HSBC and the financial system more broadly may become exposed to financial crime or system abuse, with the GRC retaining responsibility for high-level risk related matters and risk governance. Particular areas of focus for FSVC included: cyber security; technology and data systems; transaction monitoring systems for anti-money laundering; sanctions and other financial crime related risks; and customer due diligence and know your customer procedures. Regular reports and updates on these focus areas were provided to the FSVC by the adviser members and relevant executives.

The FSVC also maintained oversight of obligations under the US and UK agreements and updates on HSBC’s interactions with the Monitor.

The Chief Legal Officer, Group Chief Risk Officer, Global Head of Financial Crime Compliance, the Group Money Laundering Reporting Officer, Global Head of Regulatory Compliance and the Group Head of Internal Audit provided reports to the FSVC including on meetings held with, and reports submitted to, regulators on the Group’s compliance-related initiatives made both in connection with the resolution of the investigations by US and UK regulatory and law enforcement authorities in December 2012 and also more generally. In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chairman, the adviser members of the Committee and senior executives as required.

During the year, the FSVC received regular updates on the Compliance Plan, which documents the Group’s strategy to augment HSBC’s anti-money laundering and sanctions compliance programme, which covers the related policies, procedures and enhanced training. Regular reports are also submitted to the FSVC on Group-wide whistleblowing disclosures and anti-bribery and corruption matters.

In addition to its reports to the Board, the FSVC also regularly updates the Group Risk Committee on specified matters to raise areas for its consideration as appropriate.

During the year, the FSVC focused on a number of key areas, as set out in the table below.

Principal activities and significant issues considered include:

Key area	Action taken
Financial crime-related issues

The FSVC reviewed and adopted a Group policy on anti-money laundering which is now being implemented across all of HSBC’s businesses. It received regular updates on the implementation of the IT strategy agreed as part of the work to manage and mitigate financial crime risks. A particular area of focus was on enhancements proposed by management in respect of the Group’s transaction monitoring systems.

Sanctions

The FSVC reviewed and adopted a Group policy on sanctions compliance which is now being implemented, whilst the Group’s ongoing sanctions compliance programmes and management’s strategy to respond to the expansion of global sanctions were also routinely monitored by the Committee during the year.

Cyber security

During 2014, the FSVC reviewed cyber-security risks and strategy in this area and proposed enhancements to the Group’s cyber security capabilities. The reviews included briefings on the Group’s ability to predict, respond and recover from cyber-attacks. Metrics and timelines were agreed with management to monitor progress in this area.

FATCA and tax transparency	The FSVC received updates to tax transparency initiatives undertaken by HSBC and the Group-wide implementation of the requirements under the Foreign Account Tax Compliance Act.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Group Remuneration Committee

The Group Remuneration Committee is responsible for approving remuneration policy. As part of its role, it considers the terms of fixed pay, annual incentive plans, share plans, other long-term incentive plans, benefits and the individual remuneration packages of executive Directors and other senior Group employees and in doing so takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

	Meetings attended	Meetings eligible to attend
Members[1]
Sir Simon Robertson (Chairman)	11	11
John Coombe [2]	6	6
Renato Fassbind[3]	7	7
John Lipsky[4]	5	5
Sam Laidlaw	10	11
Jonathan Symonds[5]	2	3

Meetings held in 2014		11

1	All members are independent non-executive Directors.
2	Retired as a Director and member on 23 May 2014.
3	Resigned as a Director and member on 1 September 2014.
4	Appointed a member on 23 May 2014.
5	A member from 14 April 2014 until 1 September 2014.

The Directors’ Remuneration Report is set out on pages 300 to 327.

Nomination Committee

Chairman’s Statement

A key responsibility of the Nomination Committee (‘Nomco’) is to ensure there is an appropriate balance of skills, knowledge, experience, diversity and independence on the Board. Following Nomco’s recommendation, the Board appointed in 2014 four independent non-executive Directors, namely, Phillip Ameen, Kathleen Casey, Heidi Miller and Jonathan Symonds. They have brought different expertise and experience to the Board. HSBC now surpasses the target set under the Board’s own diversity policy, which states that 30% of the Board members should be female by 2020.

Another important responsibility of Nomco is to ensure that plans are in place for the selection, appointment and orderly succession of executive Directors and senior executives. Nomco met once last year to undertake with the Group Chief Executive an in-depth review of succession plans and concluded that they are sufficient and appropriate but need to be kept under annual review.

Nomco continues to monitor regulatory developments as they may require changes to the composition of the Board. Nomco has considered in detail the new requirements under the EU’s Capital Requirements Directive IV which came into effect on 1 July 2014 and which restrict the number of directorships that may be held by member of the Board. The ramifications of these new requirements for the current Board have been reviewed and the requirements are routinely kept under review.

Sir Simon Robertson

Chairman, Nomination Committee

23 February 2015

Role and membership

Nomco has non-executive responsibility for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Nomco is responsible for succession planning of Directors to the Board. In the course of this, it also oversees senior management succession planning.

	Meetings attended	Meetings eligible to attend
Members[1]
Sir Simon Robertson (Chairman)	4	4
Laura Cha[2]	2	2
Rona Fairhead	4	4
James Hughes-Hallett[3]	2	2
Sam Laidlaw[2]	2	2
John Lipsky	4	4

Meetings held in 2014		4

1	All members are independent non-executive Directors.
2	Appointed a member on 23 May 2014.
3	Retired as a Director and member on 23 May 2014.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

How Nomco discharged its responsibilities

Nomco undertook the following key activities in the discharge of its responsibilities:

Principal activities and significant issues considered include:

Key area	Action taken
Appointments of new Directors

Following a rigorous selection process, Nomco recommended to the Board the appointment of four non-executive Directors during 2014: Phillip Ameen (with effect from 1 January 2015), Kathleen Casey, Heidi Miller and Jonathan Symonds; and an executive Director: Marc Moses, Group Chief Risk Officer.

An external search consultancy, MWM Consulting, was used in relation to the appointment of three of the four non-executive Directors (Kathleen Casey, Heidi Miller and Jonathan Symonds). MWM Consulting has no additional connection with HSBC other than as search consultant for certain senior executive hires. Phillip Ameen was identified by the Committee through his existing role as an independent Director of HSBC North America Holdings Inc. since 2012 (where he chairs the Audit Committee and serves on the Risk Committee). He also brings extensive financial and accounting experience gained from a long career at General Electric (ultimately as Vice President, Comptroller and Principal Accounting Officer of General Electric Corp.), as well as a depth of technical knowledge from his participation in the accounting standard setting world.

Forward planning

Nomco adopts a forward-looking approach to potential candidates for appointment to the Board that takes into account the needs and development of the Group’s businesses and the expected retirement dates of current Directors.

Size, structure and composition of the Board and it committees

Nomco monitors the size, structure and composition of the Board (including skills, knowledge, experience, diversity and independence).

Nomco considered the election or re-election of Directors at the 2014 Annual General Meeting. It has also recommended to the Board that all Directors should stand for election or re-election at the 2015 Annual General Meeting.

Regulatory developments

Nomco monitors regulatory developments as they may affect Board composition. During 2014, Nomco considered the implications of the corporate governance requirements of the EU’s Capital Requirements Directive IV and the Equality and Human Rights Commission’s guidance on the equality law framework.

Diversity

Nomco believes that one of its important duties is to ensure that there is a proper balance on the Board to reflect diversity and the geographical nature of its business. Appointments to the Board are made on merit and candidates are considered against objective criteria, having due regard to the benefits of diversity on the Board. The Board diversity policy is available at www.hsbc.com/investor-relations/governance/corporate-governance-codes.

Nomco regularly monitors the implementation of the Board’s diversity policy using the following measurable objectives: at least 25% of the Board should be female, with a target of 30% to be achieved by 2020; only external search consultants who are signatories to the Executive Search Firms Voluntary Code of Conduct should be engaged by Nomco; and at least 30% of candidates, proposed by search firms for consideration as non-executive Directors, should be women. We comply with these requirements and, as at the date of this report, 35.3% of the Board is female.

Director training and development	Nomco reviews and monitors the training and continuous professional development of Directors and senior management.
Time commitment and independence of non-executive Directors

Nomco assessed the independence of, and time required from, non-executive Directors. Nomco is satisfied that all non-executive Directors have the time to fulfil their fiduciary responsibilities to provide oversight of the business of the Group; and to serve on the relevant Committees of the Board. All Directors are asked to identify any other significant commitments they may have and confirm they have sufficient time to discharge what is expected of them as members of the Board.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Conduct & Values Committee

Chairman’s Statement

The Conduct & Values Committee (‘CVC’) was established in January 2014 to provide Board oversight of the Group’s multiple efforts to raise standards of conduct and to embed the behavioural values the Group stands for. The delivery of fair outcomes for customers and upholding market integrity is a prime driver of a sustainable and profitable business. Whilst conduct risk is not a new concept, the Board recognises it is one receiving increasing global regulatory and industry focus and that it is therefore right to establish a committee whose objective is to oversee how conduct risk is being managed.

The need for greater emphasis on this area has become apparent in the last few years with the establishment of the Consumer Financial Protection Bureau in the US in 2011; the Financial Conduct Authority in the UK listing among its objectives ensuring appropriate protection of consumers and enhancing the integrity of the financial system; and the Hong Kong Monetary Authority introducing a charter on treating customers fairly. Additionally, fine levels have escalated, most significantly in the US, with a developing trend of out of court settlements. These facts reaffirm our belief that delivering higher standards of conduct is essential to restoring consumer confidence and rebuilding society’s trust in banking.

Since its establishment, the CVC has taken a systematic approach focussing on the global businesses and global functions, with a number of deep dives into its home and priority markets, with a particular focus to date on the UK. The business on the agenda for each meeting is closely mapped to the terms of reference and ensures that key responsibilities are adequately addressed at least once a year.

I have chaired the CVC since its establishment, with Laura Cha, chair of the former Corporate Sustainability Committee, Lord Evans of Weardale, Heidi Miller and Jonathan Symonds as members.

In 2015, the CVC will continue to focus on implementation of the Group’s conduct and market risk programme, with a particular interest in employee training and customer communication. It aims to take a forward looking approach to assessing conduct risk and anticipated further changes in public policy relating to conduct will be received with interest.

The Committee will additionally address its sustainability responsibilities, as inherited from the now-demised Corporate Sustainability Committee, so as to ensure that HSBC acts responsibly towards the communities within which it operates.

Rachel Lomax

Chairman, Conduct & Values Committee

23 February 2015

Role and membership

The CVC is responsible for:

•	HSBC policies, procedures and standards to ensure that the Group conducts business responsibly and consistently adheres to HSBC Values. It aims to align its work to HSBC’s purpose of connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions; and
•	ensuring that in the conduct of its business, HSBC treats customers fairly and openly, does business with the right clients and in the right way, is a responsible employer, acts responsibly towards the communities in which HSBC operates and treats other stakeholders fairly.

The CVC is comprised of independent non-executive Directors as listed below.

	Meetings attended	Meetings eligible to attend
Members
Rachel Lomax (Chairman)[1]	4	4
Laura Cha[2]	4	4
Lord Evans of Weardale[2]	4	4
Heidi Miller[3]	2	2
Jonathan Symonds[4]	4	4

Meetings held in 2014		4

1	Appointed Chairman on 17 January 2014.
2	Appointed a member on 17 January 2014.
3	Appointed a member on 1 September 2014.
4	Appointed a member on 14 April 2014.

Governance

The CVC exercises non-executive responsibility for the oversight of the promotion and embedding of HSBC Values and our required global conduct outcomes. Additionally, the CVC will input as appropriate into the Group Remuneration Committee on the alignment of remuneration with conduct. It reports regularly to the Board on its activities.

How the CVC discharged its responsibilities

During the course of 2014 the CVC received regular reports and presentations from the Chief Executive, RBWM, the Chief Executive, CMB, the Global Head of Regulatory Compliance, the Group Head of Development, the Head of Group Corporate Sustainability and the Group Head of Internal Audit. During the year, other members of senior management attended CVC meetings including the Chief Executive, GB&M, the Global Head of Financial Crime Compliance, the Global Head of Communications, the Global Head of Anti-Bribery and Corruption and the Global Head of Marketing.

The Chief Executive, RBWM and the Chief Executive, Global Commercial Banking provide regular reports and presentations to the CVC, including an analysis of customer complaint trends at each meeting. The CVC also receives regular reports on whistleblowing cases, the outcomes of internal audits and the Group’s initiatives being undertaken to deliver against key values and culture initiatives.

In addition to the scheduled Committee meetings, the Chairman met regularly with the Group Chairman and senior executives as required.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

The Committee is additionally responsible for advising the Board, its committees and executive management on corporate sustainability policies across the Group including environmental, social and ethical issues. From this year, our progress on sustainability policies and performance is reported in the Strategic Report and on our website at hsbc.com/sustainability.

We will no longer publish a separate Sustainability Report as part of a progression towards an integrated approach to sustainability reporting. This change reflects best practice in reporting as well as the ongoing integration of sustainability matters into the strategy and management of HSBC.

During the year the CVC focused on a number of key areas, as set out in the table below.

Principal activities and significant issues considered include:

Key area	Action taken
Global approach to conduct

The CVC endorsed a global approach to the management of conduct which defines and sets out required outcomes. It received regular reports from the Global Head of Regulatory Compliance on how conduct is being managed consistently across the Group to deliver the required outcomes. It also sets out the programmes and governance to deliver conduct improvements. In developing this approach, Management has given consideration to strategy, business models and decision making, culture and behaviours, interactions with customers, the impact of activities in financial markets and governance structures, oversight frameworks and management information. There is close alignment between this and the work being done to promote and embed HSBC Values.

Values

The CVC oversees the promotion and embedding of HSBC Values. In 2013, the Group launched a project to better understand how HSBC Values drive everyday behaviours. This included interviews with leadership teams and functional specialists, focus groups with line managers and staff, and reviews of management information and local documentation.

The CVC received regular reports from management on this project and contributed to the subsequent action plan. It will continue to monitor the implementation of cultural change into 2015.

Customer experience

Customer complaints. The CVC reviewed reports regarding customer experience, complaint trends and complaint handling. It considered improvements to the quality of complaint handling processes and root cause analysis.

Sales processes and incentive schemes. The CVC considered the review mechanism established by RBWM management, the aim of which is to ensure that the RBWM product range is appropriately positioned to fulfil customers’ needs. The CVC also reviewed the changes implemented to sales processes and sales incentive schemes in the RBWM and CMB businesses and the effectiveness of new quality assurance programmes. This will continue into 2015.

Whistleblowing

The CVC has assumed responsibility for the governance of the Group’s whistleblowing policies and procedures, including the protection of whistleblowers. This responsibility does not extend to matters relating to financial reporting and associated auditing matters, which remain the responsibility of the Group Audit Committee. The CVC reviewed current whistleblowing processes and disclosures and received reports on an ongoing enhancement programme which takes account of recommendations made by the UK Parliamentary Commission on Banking Standards, regulatory guidance and emerging industry best practices.

Employee engagement

The CVC monitored employee engagement across the Group and received the results of quarterly Snapshot engagement surveys which were conducted during 2014. It will continue to monitor these survey results in 2015, as well as the results of a Group People Survey planned to take place later in the year.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Chairman’s Committee

Role and membership

The Chairman’s Committee has the power to act on behalf of the Board between scheduled Board meetings to facilitate ad hoc unforeseen business requiring urgent Board approval. The Committee meets with such frequency and at such times as it may determine, the quorum for meetings is dependent upon the nature of the business to be transacted, as set out in its terms of reference.

Philanthropic and Community Investment Oversight Committee

Role and membership

The Philanthropic and Community Investment Oversight Committee, established by resolution of the Board in December 2014, will focus on the Group’s philanthropic activity, being monetary donations made to charitable organisations and the contribution of staff time toward voluntary activities.

The Committee has non-executive responsibility for the oversight of HSBC’s philanthropic and community investment activities in support of the Group’s corporate sustainability objectives.

The Committee will meet for the first time in 2015 and will meet at least twice each year.

Members
Laura Cha[1] (Chairman)
Lord Evans of Weardale[1]
Sir Malcolm Grant[2,4]
Ruth Kelly[3,4]
Stephen Moss[3,4]

1	Appointed on 5 December 2014.
2	Independent member.
3	Employee member.
4	Appointed on 19 February 2015.

Internal control

Procedures

The Directors are responsible for maintaining and reviewing the effectiveness of risk management and internal control systems and for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. To meet this requirement and to discharge its obligations under the FCA Handbook and PRA Handbook, procedures have been designed for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for ensuring the reliability and usefulness of financial information used within the business or for publication. These procedures can only provide reasonable but not absolute assurance against material mis-statement, errors, losses or fraud.

These procedures are designed to provide effective internal control within HSBC and accord with the Financial Reporting Council’s guidance for directors issued in its revised form in 2005. HSBC’s procedures have been in place throughout the year and up to 23 February 2015, the date of approval of the Annual Report and Accounts 2014. This guidance was amended following consultations undertaken by the Financial Reporting Council in November 2013 and April 2014, resulting in revised guidance on risk management, internal control and related financial and business reporting. The revised guidance applies to companies with financial years beginning on or after 1 October 2014.

In the case of companies acquired during the year, the risk management and internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

In 2014 the GAC and GRC endorsed the adoption of the COSO 2013 framework for the monitoring of risk management and internal control systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the UK Corporate Governance Code and the Hong Kong Corporate Governance Code. Full implementation of the COSO 2013 framework will be completed in 2015. HSBC continued to evaluate its internal control over financial reporting under the Financial Reporting Council’s Internal Control Revised Guidance for Directors and the original 1992 Framework for the year ended 31 December 2014.

HSBC’s key risk management and internal control procedures include the following:

•	Group Standards. Functional, operating, financial reporting and certain management reporting standards are established by global function management committees, for application throughout HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•	Delegation of authority within limits set by the Board. Authority is delegated within limits set by the Board to each relevant Group Managing Director to manage the day to day affairs of the business or function for which he or she is accountable. Delegation of authority from the Board requires those individuals to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control that are appropriate to their business or function. Appointments to the most senior positions within HSBC requires the approval of the Board.

•	Risk identification and monitoring. Systems and procedures are in place to identify, control and report on the major risks facing HSBC (see page 21) including credit, market, liquidity and funding, capital, financial management, model, reputational, pension, strategic, sustainability, operational (including accounting, tax, legal, regulatory compliance, financial crime compliance, fiduciary, security and fraud, systems operations, project and people risk) and insurance risk. Exposure to these risks is monitored by risk management committees, asset, liability and capital management committees and executive committees in subsidiaries and, for the Group, in Risk Management Meetings (‘RMM’) of the GMB which are chaired by the Group Chief Risk Officer. RMM meets regularly to discuss enterprise-wide risk management issues. Asset, liability and capital management issues are monitored by the Group ALCO, which also reports to the RMM. HSBC’s operational risk profile and the effective implementation of the Group’s operational risk management framework is monitored by the Global Operational Risk Committee (‘GORC’), which reports to the RMM. Model risks are monitored by the Model Oversight Committee which also reports to the RMM. The minutes of the GMB meetings and the RMM are provided to members of the GAC, the GRC and the Board.

•	Changes in market conditions/practices. Processes are in place to identify new risks arising from changes in market conditions/practices or customer behaviours, which could expose HSBC to heightened risk of loss or reputational damage. During 2014, attention was focused on:

–	economic outlook and government intervention;

–	increased geopolitical risk;

–	regulatory developments affecting our business model and Group profitability;

–	regulatory investigations, fines, sanctions commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand;

–	dispute risk;

–	heightened execution risk;

–	people risk;

–	third party risk management;
–	internet crime and fraud;

–	information security risk;

–	data management; and

–	model risk.

•	Strategic plans. Periodic strategic plans are prepared for global businesses, global functions and certain geographical regions within the framework of the Group’s strategy. Annual Operating Plans, informed by detailed analysis of risk appetite describing the types and quantum of risk that we are prepared to take in executing our strategy, are prepared and adopted by all major HSBC operating companies and set out the key business initiatives and the likely financial effects of those initiatives.

•	Disclosure Committee. The Disclosure Committee reviews material public disclosures made by HSBC Holdings for any material errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of Global Finance, Legal, Risk (including Financial Crime Compliance and Regulatory Compliance), Communications, Investor Relations, and Internal Audit functions and representatives from the principal regions and global businesses. The integrity of disclosures is underpinned by structures and processes within the Global Finance and Global Risk functions that support expert and rigorous analytical review of financial reporting complemented by certified reviews by heads of global businesses, global functions and certain legal entities.

•	Financial reporting. The Group financial reporting process for preparing the consolidated Annual Report and Accounts 2014 is controlled using documented accounting policies and reporting formats, supported by a chart of accounts with detailed instructions and guidance on reporting requirements, issued by Group Finance to all reporting entities within the Group in advance of each reporting period end. The submission of financial information from each reporting entity to Group Finance is subject to certification by the responsible financial officer, and analytical review procedures at reporting entity and Group levels.

•	Responsibility for risk management. Management of global businesses and global functions are primarily accountable for measuring, monitoring, mitigating and managing their risks and controls. Processes are in place to ensure weaknesses are escalated to senior management and addressed, supported by our three lines of defence model.

•	IT operations. Centralised functional control is exercised over all IT developments and operations. Common systems are employed for similar business processes wherever practicable.

•	Functional management. Global functional management is responsible for setting policies, procedures and standards for the following risks: credit, market, liquidity and funding, capital, financial

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

management, model, reputational, pension, strategic, sustainability and operational risk (including accounting, tax, legal, financial crime compliance, regulatory compliance, fiduciary, information security, security and fraud, systems and people risk) and insurance risk. Authorities to enter into credit and market risk exposures are delegated with limits to line management of Group companies. The concurrence of the appropriate global function is required, however, to credit proposals with specified higher risk characteristics. Credit and market risks are measured and reported at subsidiary company level and aggregated for risk concentration analysis on a Group-wide basis.

•	Internal Audit. The establishment and maintenance of appropriate systems of risk management and internal control is primarily the responsibility of business management. The Global Internal Audit function, which is centrally controlled, provides independent and objective assurance in respect of the adequacy of the design and operating effectiveness of the Group’s framework of risk management, control and governance processes across the Group, focusing on the areas of greatest risk to HSBC using a risk-based approach. The Group Head of Internal Audit reports to the Chairman of the GAC and administratively to the Group Chief Executive.

•	Internal Audit recommendations. Executive management is responsible for ensuring that recommendations made by the Global Internal Audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to Global Internal Audit.

•	Reputational risk. Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board and its committees, subsidiary company boards and their committees and senior management. Reputational risks can arise from a variety of causes including environmental, social and governance issues, as a consequence of operational risk events and as a result of employees acting in a manner inconsistent with HSBC Values. HSBC’s reputation depends upon the way in which it conducts its business and may be affected by the way in which clients, to which it provides financial services, conduct their business or use financial products and services.

Role of GAC and GRC

On behalf of the Board, the GAC has responsibility for oversight of risk management and internal controls over financial reporting and the GRC has responsibility for oversight of risk management and internal controls, other than over financial reporting.

During the year, the GRC and the GAC have kept under review the effectiveness of this system of internal control and have reported regularly to the Board. In carrying out their reviews, the GRC and the GAC receive regular business and operational risk assessments, regular reports from the Group Chief Risk Officer and the Group Head of Internal Audit; reports on the annual reviews of the internal control framework of HSBC Holdings which cover all internal controls, both financial and non-financial; half yearly-confirmations to the GAC from audit and risk committees of principal subsidiary companies regarding whether their financial statements have been prepared in accordance with Group policies, present fairly the state of affairs of the relevant principal subsidiary, are prepared on a going concern basis; and confirm if there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. The GRC monitors the status of top and emerging risks and considers whether the mitigating actions put in place are appropriate. In addition, when unexpected losses have arisen or when incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the GRC and the GAC review special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.

Effectiveness of internal controls

The Directors, through the GRC and the GAC, have conducted an annual review of the effectiveness of our system of risk management and internal control covering all material controls, including financial, operational and compliance controls, risk management systems, the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function and the risk function, and their training programmes and budget. The review does not extend to joint ventures or associates. The annual review of the effectiveness of our system of risk management and internal control was conducted with reference to COSO principles functioning as evidenced by specified entity level controls. A report on the effectiveness of each entity level control and regular risk and control reporting was escalated to the GRC and GAC from certain key management committees.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Financial Review’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section.

Employees

At 31 December 2014 we had a total workforce of 266,000 full-time and part-time employees compared with 263,000 at the end of 2013 and 270,000 at the end of 2012. Our main centres of employment are the UK with approximately 48,000 employees, India 32,000, Hong Kong 30,000, Brazil 21,000, mainland China 21,000, Mexico 17,000, the US 15,000 and France 9,000.

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

In 2014, we continued to build global consistency across our learning curricula and to improve the relevance and quality of learning programmes. We have endeavoured to achieve a standard of excellence focusing on leadership, values and technical capability.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Employee health and safety

	2014		2013	2012

Number of employee workplace fatalities	2	[1]	–	–
Accidents involving more than 3 days’ absence per 100,000 employees	96		101	58
All accident rate per 100,000 employees	388	[2]	355	375

1	Non-HSBC staff working on HSBC related activity.
2	Reflects higher reporting rate.

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

Further information on the Group’s approach to remuneration is given on page 300.

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

A summary for each plan of the total number of the options which were granted, exercised or lapsed during 2014 is shown in the following tables. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com/investor-relations/governance/ share-plans and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 321.

Note 6 on the Financial Statements gives details on share-based payments, including discretionary awards of shares granted under HSBC share plans.

All-employee share plans

All-employee share option plans have operated within the Group and eligible employees have been granted options to acquire HSBC Holdings ordinary shares. Options under the plans are usually exercisable after three or five years. The exercise of options may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors of the participant’s estate may exercise options up to six months beyond the normal exercise period. The middle market closing price for HSBC Holdings ordinary shares quoted on the London Stock Exchange, as derived from the Daily Official List on 22 September 2014, the day before options were granted in 2014, was £6.58. There will be no further grants under the HSBC Holdings Savings-Related Share Option Plan: International. A new international all-employee share purchase plan was launched in the third quarter of 2013. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of awards		Exercise price		Exercisable		At	Granted	Exercised	[1]	Lapsed	At
from	to	from	to	from	to	1 Jan 2014	during year	during year		during year	31 Dec 2014

Savings-Related Share Option Plan
30 Apr 2008	23 Sep 2014	(£) 3.3116	(£) 5.9397	1 Aug 2013	1 May 2020	53,950,886	28,688,703	25,097,425		3,798,209	53,743,955

Savings-Related Share Option Plan: International
30 Apr 2008	24 Apr 2012	(£) 3.3116	(£) 5.9397	1 Aug 2013	1 Feb 2018	10,022,450	–	5,625,183		683,208	3,714,059
30 Apr 2008	24 Apr 2012	(US$) 4.8876	(US$) 11.8824	1 Aug 2013	1 Feb 2018	3,997,069	–	1,528,838		600,903	1,867,328
30 Apr 2008	24 Apr 2012	(€) 3.6361	(€) 7.5571	1 Aug 2013	1 Feb 2018	1,574,652	–	935,177		67,973	571,502
30 Apr 2008	24 Apr 2012	(HK$) 37.8797	(HK$) 92.5881	1 Aug 2013	1 Feb 2018	24,215,341	–	17,206,998		539,561	6,468,782

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.36.

Discretionary Share Option Plans

There have been no grants of discretionary share options under employee share plans since 30 September 2005.

						HSBC Holdings ordinary shares
Dates of awards		Exercise price (£)		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2014	during year	during year	31 Dec 2014

HSBC Holdings Group Share Option Plan[1,2]
30 Apr 2004	20 Apr 2005	7.2181	7.5379	30 Apr 2007	20 Apr 2015	55,025,868	1,434	48,650,452	6,373,982

HSBC Share Plan[1]
30 Sep 2005		7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005 and the HSBC Share Plan expired on 27 May 2011. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.09.

Other disclosures

Further information about share capital, Directors’ interests, dividends and shareholders, and employee diversity is set out in the Appendix to this section on page 294.

Annual General Meeting

All Directors listed on pages 264 to 268 attended the Annual General Meeting in 2014, with the exception of Heidi Miller and Phillip Ameen who were appointed Directors on 1 September 2014 and 1 January 2015 respectively.

Our Annual General Meeting in 2015 will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 24 April 2015 at 11.00am.

An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on Monday 20 April 2015 at 4.30pm.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. A recording of the proceedings will be available shortly after the conclusion of the Annual General Meeting until 22 May 2015 on www.hsbc.com.

On behalf of the Board

D J Flint

Group Chairman

HSBC Holdings plc

Registered number 617987

23 February 2015

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Appendix to Corporate Governance – Other disclosures

Share capital

Issued share capital

The nominal value of HSBC Holdings’ issued share capital paid up at 31 December 2014 was US$9,608,951,630 divided into 19,217,874,260 ordinary shares of US$0.50 each, 1,450,000 non-cumulative preference shares of US$0.01 each and 1 non-cumulative preference share of £0.01.

The percentage of the nominal value of HSBC Holdings’ total issued share capital paid up at 31 December 2014 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and the non-cumulative preference share of £0.01 was approximately 99.9998%, 0.0002%, and 0%, respectively.

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

Ordinary shares

Subject to the Companies Act 2006 and the Articles of Association HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, though no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles of Association, the Board may, with the prior authority of an ordinary resolution passed by the shareholders and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2012 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the earlier of the conclusion of the Annual General Meeting in 2017 or 24 May 2017.

Further information on the policy adopted by the Board for paying interim dividends on the ordinary shares can be found on page 458.

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

Dollar Preference Shares

Holders of the dollar preference shares are only entitled to attend and vote at general meetings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. In the case of the dollar preference shares in issue at 23 February 2015 the relevant period determined by the Board is four consecutive dividend payment dates. Whenever holders of the dollar

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

preference shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

Subject to the Articles of Association, holders of the dollar preference shares have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). A dividend of US$62 per annum is payable on each dollar preference share in issue at 23 February 2015. The dividend is paid at the rate of US$15.50 per quarter at the sole and absolute discretion of the Board.

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

Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, holders of the dollar preference shares have the right in a winding up of HSBC Holdings to receive out of the assets of HSBC Holdings available for distribution to its shareholders, in priority to any payment to the holders of the ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other relevant preference shares and any other shares expressed to rank pari passu there with as regards repayment of capital; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards repayment of capital), a sum equal to any unpaid dividend on the dollar preference shares which is payable as a dividend in accordance with or pursuant to the Articles of Association and the amount paid up or credited as paid up on the dollar preference shares together with such premium (if any) as may be determined by the Board prior to allotment thereof. In the case of the dollar preference shares in issue at 23 February 2015, the premium is US$999.99 per dollar preference share.

The dollar preference shares may be redeemed in accordance with the Articles of Association and the terms on which dollar preference shares were issued and allotted. In the case of the dollar preference shares in issue at 23 February 2015, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to the prior consent of the PRA.

Sterling Preference Shares

The sterling preference shares carry the same rights and obligations under the Articles of Association as the dollar preference shares, save in respect of certain rights and obligations that attach to sterling preference shares to be determined by the Board prior to allotment of the relevant preference shares and the timing and payment of proceeds from the redemption of each class of share. The one sterling preference share in issue at 23 February 2015 carries the same rights and obligations as the dollar preference shares in issue at 23 February 2015 to the extent described in the section above save as follows:

1	the holder of the sterling preference share is not entitled to attend or vote at general meetings;

2	the sterling preference share may be redeemed in whole on any date as may be determined by the Board; and

3	the exceptions to the circumstances in which a dividend will not be declared or paid do not apply.

A dividend of £0.04 per annum is payable on the sterling preference share in issue at 23 February 2015. The dividend is paid at the rate of £0.01 per quarter at the sole and absolute discretion of the Board.

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

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Share capital during 2014

The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:

Scrip dividends

	HSBC Holdings ordinary shares issued		Aggregate nominal value	Market value per share
Issued in lieu of	on	number	US$	US$	£

Fourth interim dividend for 2013	30 April 2014	184,047,509	92,023,755	9.9254	5.9788
First interim dividend for 2014	10 July 2014	27,302,240	13,651,120	10.3980	6.1996
Second interim dividend for 2014	9 October 2014	34,787,645	17,393,823	10.6850	6.4478
Third interim dividend for 2014	10 December 2014	22,338,589	11,169,295	10.1178	6.2750

All-Employee share plans

	Number	Aggregate nominal value		Exercise price
		US$		from	to

HSBC Holdings savings-related share option plans
HSBC ordinary shares issued in £	30,722,608	15,361,304	£	3.3116	5.9397
HSBC ordinary shares issued in HK$	17,206,998	8,603,499	HK$	37.8797	92.5881
HSBC ordinary shares issued in US$	1,528,838	764,419	US$	4.8876	11.8824
HSBC ordinary shares issued in €	935,177	467,589	€	3.6361	7.5571
Options over HSBC ordinary shares lapsed	5,689,854	2,844,927
Options over HSBC ordinary shares granted in response to approximately 24,000 applications from HSBC employees in the UK on 23 September 2014	28,688,703	14,344,352

HSBC International Employee Share Purchase Plan	6,470	3,235	£	5.9290	6.5770

Plan d’Epargne
HSBC ordinary shares issued for the benefit of non-UK resident employees of HSBC France and its subsidiaries	1,763,449	881,725	€	6.7073
Discretionary share incentive plans
	HSBC Holdings ordinary shares	Aggregate nominal value	Exercise price		Options
	issued	US$	from (£)	to (£)	lapsed

Options exercised under:
The HSBC Holdings Group Share Option Plan	1,434	717	7.2181	7.5379	48,650,452

HSBC share plans

	HSBC Holdings ordinary shares	Aggregate nominal value	Market value per share
	issued	US$	from (£)	to (£)

Vesting of awards under the HSBC Share Plan and HSBC Share Plan 2011	67,226,264	33,613,132	5.9180	6.6040

Authorities to allot and to purchase shares

At the Annual General Meeting in 2014, shareholders renewed the general authority for the Directors to allot new shares up to 12,576,146,960 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each, 15,000,000 non-cumulative preference shares of US$0.01 each and 15,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 943,211,022 ordinary shares wholly for cash to persons other than existing shareholders. Shareholders also renewed the authority for the Directors to make market purchases of up to 1,886,422,044 ordinary shares. The Directors have not exercised this authority.

In addition, shareholders gave authority for the Directors to grant rights to subscribe for, or to convert any security into no more than 4,500,000,000 ordinary shares in relation to any issue by HSBC Holdings or any member of the Group of contingent convertible securities that automatically convert into or are exchanged for ordinary shares in HSBC Holdings in prescribed circumstances. Further details about the issue of contingent convertible securities can be found in Note 35 on the Financial Statements.

Other than as described in the table above headed ‘Share capital during 2014’, the Directors did not allot any shares during 2014.

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

Treasury shares

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury. Pursuant to Chapter 6 of the UK Companies Act 2006 no shares are currently held in treasury.

Directors’ interests

Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2014 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings and its associated corporations:

Directors’ interests – shares and loan capital

		At 31 December 2014
	At 1 January 2014	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee		Total interests	[1]
HSBC Holdings ordinary shares
Safra Catz[3]	–	20,045	–	–	–		20,045
Lord Evans of Weardale	1,495	5,519	–	–	–		5,519
Joachim Faber	10,605	24,105	–	–	–		24,105
Rona Fairhead	21,858		–	76,524	–		76,524
Douglas Flint	392,664	400,748	–	–	–		400,748
Stuart Gulliver	2,730,477	2,434,303	176,885	–	–		2,611,188
Sam Laidlaw	35,123	35,352	–	–	1,416	[2]	36,768
John Lipsky[3]	15,525	15,820	–	–	–		15,820
Rachel Lomax	–	15,500	–	–	–		15,500
Iain Mackay	65,130	79,933	–	–	–		79,933
Heidi Miller[3]	–	3,575	–	–	–		3,575
Marc Moses	400,753	480,423	–	–	–		480,423
Sir Simon Robertson	9,912	22,981	–	–	–		22,981
Jonathan Symonds	–	15,940	4,613	–	–		20,553

	RMBm	RMBm	RMBm	RMBm	RMBm		RMBm
HSBC Bank 2.875% Notes 2015
Joachim Faber[4]	5.1	–	–	–	–		5.1

1	Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors’ Remuneration Report on page 320. At 31 December 2014, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans were: Douglas Flint – 405,683; Stuart Gulliver – 5,175,003; Marc Moses – 1,775,461; and Iain Mackay – 1,086,284. Each Director’s total interests represents less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Safra Catz has an interest in 4,009, John Lipsky has an interest in 3,164 and Heidi Miller has an interest in 715 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
4	Non-beneficial interest in renminbi (‘RMB’) 1.2m 2.875% Notes 2015.

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

Since the end of the year, the aggregate interests of the following Director has increased by the number of HSBC Holdings ordinary shares shown against his name:

HSBC Holdings ordinary shares
Douglas Flint (beneficial owner)	25	[1]

1	The acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions.

There have been no other changes in the share and loan capital interests of the Directors from 31 December 2014 to the date of this report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that notice.

At 31 December 2014, non-executive Directors and senior management (being executive Directors and Group Managing Directors of HSBC Holdings) held, in aggregate, beneficial interests in 17,531,530 HSBC Holdings ordinary shares (0.09% of the issued ordinary shares).

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

At 31 December 2014, executive Directors and senior management held, in aggregate, options to subscribe for 28,288 of HSBC Holdings ordinary shares under the HSBC Holdings savings-related share option plans and HSBC Holdings Group Share Option Plan. These options are exercisable between 2015 and 2020 at prices ranging from £4.4621 to £5.1887 per ordinary share.

Dividends and shareholders

Dividends for 2014

First, second and third interim dividends for 2014, each of US$0.10 per ordinary share, were paid on 10 July 2014, 9 October 2014 and 10 December 2014 respectively. Note 9 on the Financial Statements gives more information on the dividends declared in 2014. On 23 February 2015, the Directors declared a fourth interim dividend for 2014 of US$0.20 per ordinary share in lieu of a final dividend, which will be payable on 30 April 2015 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 20 April 2015, with a scrip dividend alternative. As the fourth interim dividend for 2014 was declared after 31 December 2014 it has not been included in the balance sheet of HSBC as a debt. The reserves available for distribution at 31 December 2014 were US$48,883m.

A quarterly dividend of US$15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), was paid on 17 March, 16 June, 15 September and 15 December 2014.

Dividends for 2015

Quarterly dividends of US$15.50 per Series A dollar preference share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share) and £0.01 per Series A sterling preference share were declared on 9 February 2015 for payment on 16 March 2015.

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

Shareholders may require the Directors to call a general meeting, other than an annual general meeting as provided by the UK Companies Act 2006. Requests to call a general meeting may be made by members representing at least 5% of the paid-up capital of the Company as carries the right of voting at general meetings of HSBC Holdings (excluding any paid-up capital held as treasury shares). A request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. A resolution may properly be moved at a meeting unless it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise); it is defamatory of any person; or it is frivolous or vexatious. A request may be in hard copy form or in electronic form and must be authenticated by the person or persons making it. A request may be made in writing to the postal address referred to in the paragraph above or by sending an email to shareholderquestions@hsbc.com. At any meeting convened on such request no business shall be transacted except that stated by the requisition or proposed by the Board.

Notifiable interests in share capital

At 31 December 2014, we had received the following disclosures (which have not been subsequently changed) of major holdings of voting rights pursuant to the requirements of Rule 5 of the FCA Disclosure Rules and Transparency Rules:

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

At 31 December 2014, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•	JPMorgan Chase & Co. gave notice on 21 November 2014 that on 18 November 2014 it had the following interests in HSBC Holdings ordinary shares: a long position of 937,591,714 shares; a short position of 99,085,113 shares; and a lending pool of 527,117,024 shares, each representing 4.88%, 0.51% and 2.74%, respectively, of the ordinary shares in issue at that date; and

HSBC HOLDINGS PLC

Report of the Directors: Corporate Governance (continued)

•	BlackRock, Inc. gave notice on 28 October 2014 that on 24 October 2014 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,238,135,870 shares and a short position of 4,572,291 shares, each representing 6.45% and 0.02%, respectively, of the ordinary shares in issue at that date.

In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25% of the total issued share capital has been held by the public at all times during 2014 and up to the date of this report.

Dealings in HSBC Holdings listed securities

Except for dealings as intermediaries by HSBC Bank and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2014.

HSBC HOLDINGS PLC

Directors’ Remuneration Report

1	Appendix to Directors’ Remuneration Report.

Annual Statement from the Group Remuneration Committee Chairman

Dear Shareholder,

I am very pleased to present the Remuneration Report for 2014. In this report we provide details of the HSBC remuneration policy, what we paid our Directors in 2014 and why.

This is the first year in which our remuneration policy, which was approved at last year’s Annual General Meeting, has been implemented. I hope this report will give you an understanding of how the Group Remuneration Committee (the ‘Committee’) implemented the policy in 2014 and, more importantly, the link between the performance and pay of our executives and the long-term interests of our shareholders.

The report is divided into three sections: my letter to you as Chairman of the Committee, a summary of our remuneration policy, and an annual report on what we paid our Directors for the year ended 31 December 2014. Additional remuneration-related disclosures are provided in the appendix to this report.

Our remuneration strategy and key decisions for 2014

Our remuneration strategy is designed to reward competitively the achievement of long-term sustainable performance and attract and motivate the very best people who are committed to a long-term career with the Group in the long-term interests of our shareholders.

The Committee believes that it is important that what we pay our people is aligned to our business strategy. Performance should be judged not only on what is achieved over the short and long-term but also, importantly, on how it is achieved, as we believe the latter contributes to the long-term sustainability of the business.

In 2014, new regulatory requirements were introduced under the EU’s Capital Requirements Directive (‘CRD’) IV. The consequential changes to the remuneration rules of the Prudential Regulation Authority (‘PRA’) have influenced how we pay our senior executives and those of our employees identified by the PRA as having a material impact on the institution’s risk profile, being what are termed Material Risk Takers (‘MRTs’).

From 2014, CRD IV introduced a cap on variable pay requiring banks in the EU, including HSBC, to restrict variable pay awards of MRTs, if approved by shareholders, to 200% of fixed pay. This authority was sought and given by shareholders at last year’s Annual General Meeting.

The CRD IV requirements present challenges for HSBC in ensuring that the total compensation package for our employees in all of the markets in which we operate around the world remains competitive, in particular, relative to other banks not subject to these requirements.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

As a consequence, we introduced fixed pay allowances for our executive Directors and other MRTs to rebalance the fixed and variable components of their total compensation. The Committee believes that the introduction of fixed pay allowances as a component of remuneration was essential to ensure the total compensation package for our employees remains competitive. HSBC must continue to retain and attract talent in key non-EU markets where our international peers and their domestic competitors do not have to comply with the CRD IV pay cap. As required by CRD IV, fixed pay allowances are not linked to the achievement of any performance conditions and we comply with the current guidelines which have been issued by the regulators. Our executive Directors and senior executives receive this allowance in shares which are subject to a retention period in order to maintain a close alignment with the long-term interests of our shareholders.

In July 2014, the PRA introduced a new requirement for firms to ensure that clawback (i.e. a firm’s ability to recoup paid and/or vested awards) can be applied to variable pay awards granted on or after 1 January 2015 for a period of at least seven years from the date of award. This requirement is in addition to a firm’s ability to apply malus (i.e. reduction or cancellation of unvested awards prior to the vesting of such awards) in certain circumstances.

To comply with the new PRA requirement, the Committee has established a clawback policy which will apply to all awards we grant to MRTs on or after 1 January 2015. More details of the circumstances in which ‘malus’ and ‘clawback’ can be applied is provided later in this report.

The Committee has also adopted a policy enabling it to exercise its discretion to reduce variable pay awards for executive Directors and other senior executives when it believes there has been insufficient yearly progress in developing an effective anti-money laundering and sanctions compliance programme.

In 2014, there were a number of legal and regulatory costs for legacy events, including penalties arising from the investigation of certain behaviour within the foreign exchange markets. These were fully reflected in the level of profits used by the Committee to determine the incentive pool, and resulted in a US$600m adjustment to the pool. Additionally, there were a number of actions taken, including discretion applied to reduce variable pay proposed for 2014 for Group employees by US$22m, including members of senior management. More details are provided later in this report.

Overall performance summary/business context

HSBC Holdings plc

•  In 2014, the Group maintained a strong balance sheet and robust capital position. Excluding the effect of currency translation, loans and advances grew by US$28bn and customer accounts increased by US$47bn, with a ratio of customer advances to customer accounts of 72%.

•  Profit before tax fell on a reported basis compared with 2013, primarily reflecting lower gains from disposals and reclassifications in 2014 and the effect of other significant items, which included provisions for fines, settlements and UK customer redress of US$3.7bn. On an adjusted basis, excluding the effect of significant items and currency translation, profit before tax was broadly unchanged from 2013.

•  Adjusted profit before tax was up in three out of five regions.

•  CMB reported a record profit in 2014.

•  Revenue on an adjusted basis was broadly unchanged from 2013. This reflected growth in CMB offset by a fall in revenue in GB&M, together with lower revenue in RBWM and GPB reflecting the remodelling of these businesses.

•  Net interest margin for the Group stabilised during 2014.

•  Loan impairment charges were lower, reflecting the changes to our portfolio since 2011.

•  The reported cost efficiency ratio increased from 59.6% in 2013 to 67.3% in 2014, and on an adjusted basis it increased to 61.1% in 2014 from 57.7%, principally reflecting higher operating expenses due to an increase in Regulatory Programmes and Compliance costs, inflationary pressures, continued investment in strategic initiatives, and a rise in the bank levy. These factors were partly offset by sustainable cost savings in the year of US$1.3bn.

•  The return on average ordinary shareholders’ equity was 7.3%, down from 9.2% in 2013, primarily reflecting lower gains from disposals and reclassifications, together with higher operating expenses, including provisions for fines, settlements and UK customer redress.

•  Dividends in respect of 2014 increased from US$0.49 per ordinary share in 2013 to US$0.50 per ordinary share.

•  Our capital position strengthened in 2014 with our CRD IV transitional CET1 ratio increasing to 10.9% from 10.8% in 2013.

RBWM • Lower reported profit before tax was principally driven by lower revenue from the continued run-off of our US CML portfolio and higher operating expenses in our Principal RBWM business.	CMB • CMB reported an increase in profit before tax reflecting higher revenue performance in our home markets of Hong Kong and the UK, together with lower LICs, mainly in Europe and Latin America.

GB&M

•  GB&M reported lower profit before tax, mainly reflecting an increase in significant items, notably settlements and provisions in connection with foreign exchange investigations, together with lower revenue in part reflecting an adjustment following the introduction of the FFVA and lower Foreign Exchange revenue.

GPB

•  Lower profit before tax on an adjusted basis, mainly reflected a managed reduction in client assets as we continued to reposition the business. Despite a reduction in client assets, we attracted positive net new money of US$14bn in areas that we have targeted for growth.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Major decisions on Directors’ remuneration

The Group Chief Risk Officer, Marc Moses, was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC, his leadership of that function and his personal contribution to the Group. His remuneration has therefore been brought into line with the executive Directors’ remuneration policy.

Following consultation with shareholders, the Group Chairman, Douglas Flint, became eligible under the policy to receive a one-time award under the Group Performance Share Plan (‘GPSP’). The Committee has subsequently decided that it will not grant a GPSP award to the Group Chairman for 2014. Instead, it has decided to review the base salary of the Group Chairman as part of any future policy change that is proposed to shareholders.

The Committee has concluded that there will be no increase to the base salary of executive Directors in 2015. In light of the feedback received from some of our shareholders, the Committee will review the level of cash pension allowances for executive Directors as part of any future policy change.

The Committee has exercised its discretion to reduce the executive Directors’ overall variable pay from that which would be justified simply from application of the scorecard weightings. This adjustment is justified in the context of the overall financial results and the legal, compliance and regulatory issues impacting the Group, particularly those related to historical events, including but not limited to foreign exchange. Further details are set out in this report.

Future regulatory change

Looking ahead to 2015/2016, further significant regulatory changes to executive remuneration are expected from the recent PRA and Financial Conduct Authority consultation on ‘Strengthening the alignment of risk and reward: new remuneration rules’. In addition, the European Banking Authority is expected to issue for consultation remuneration guidelines which include criteria under which allowances can be treated as fixed remuneration.

The number and volume of regulatory changes that have been and are being proposed in connection with remuneration are, in the Committee’s view, excessive and are hindering our ability to communicate with any certainty to our current employees and potential employees the remuneration policies and structures that would apply to them. Regulatory uncertainty and complexity is contributing to a general misunderstanding about how our remuneration policies work and the impact of those policies on employee performance.

The Committee will consider the effect of these various changes as well as shareholder feedback on our policy. In light of these factors, it is possible that we will need to make changes to our remuneration policy in 2016.

Sir Simon Robertson

Chairman of the Group Remuneration Committee

23 February 2015

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Directors’ remuneration policy

The following section sets out a summary of HSBC’s remuneration policy for our executive and non-executive Directors approved at the Annual General Meeting on 23 May 2014. The full policy is available in last year’s Directors’ Remuneration Report in the Annual Report and Accounts 2013, a copy of which can be obtained by visiting the following website: http://www.hsbc.com/ investor-relations/financial-and-regulatory-reports.

The quality and long-term commitment of all of our employees is fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with the Group, and who will perform their role in the long-term interests of shareholders.

The key elements of our remuneration policy, fixed pay, benefits and variable pay consisting of the annual incentive and GPSP are shown below. These elements support the achievement of our strategic objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and to align employees’ remuneration with our risk framework and risk outcomes. For our most senior employees, the greater part of their reward is deferred and thereby subject to malus, that is, unvested awards can be reduced or cancelled if warranted by events. In addition, as outlined in the Chairman’s statement, the variable pay awards made from 1 January 2015 will be subject to clawback.

Remuneration policy – executive Directors

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

The following chart provides an overview of the release profile of target performance total compensation for the

Group Chief Executive Officer based on the above policy.

Release profile for target total compensation

1	Shares arising from GPSP awards must be retained and cannot be sold for the duration of the participant’s employment. For leavers deemed to be good leavers, the retention period applicable to their vested shares will end upon cessation of employment. For leavers not deemed to be good leavers, their vested shares will be released in three equal instalments on or around each anniversary of the date of cessation of employment.

The Committee will apply the above policy for executive Directors in 2015. In the event that regulatory requirements require changes to be made to the terms of any fixed or variable remuneration outside this policy, the Committee will make the changes necessary to ensure regulatory compliance.

Downward override policy

Based on the recommendations received from the independent monitor, the Committee introduced a downward override policy in 2014, to set the circumstances in which it will make a downward adjustment to any variable pay determination for the executive Directors and other senior executives.

Under this policy, the criteria used to determine the downward adjustment will include:

•	insufficient yearly progress in developing an effective AML and sanctions compliance programme; or

•	non-compliance with the US DPA and other relevant orders.

The Committee will factor in the Financial System Vulnerabilities Committee’s recommendations in deciding the application and degree of any such downward override to reduce variable pay awards.

Differences in policy applied to employees generally

The mix of fixed and variable pay granted to an employee is commensurate with the individual’s role and experience and local market factors.

Fixed pay allowances are granted to MRTs or individuals identified as having a material impact on the institution’s risk profile based on the qualitative and quantitative criteria set out in the EU Regulatory Technical Standard 604/2014. The fixed pay allowance can also be granted to such other individuals where it is considered a rebalancing of the fixed and variable pay components of their remuneration would be appropriate.

The criteria used for determining fixed pay allowances include the role undertaken, skills, experience, technical expertise, market compensation for the role and other remuneration that the employee may receive in the year.

Group Managing Directors and Group General Managers will receive the fixed pay allowance in shares with the same release profile as the executive Directors. All other employees will receive the fixed pay allowance in cash when it is below a specified threshold. Where the fixed pay allowance is above the specified threshold, all of it will be received in shares that vest immediately. Any shares delivered (net of shares sold to cover any income

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

tax and social security) as part of the fixed pay allowance would be subject to a retention period. 40% of the shares are released in March following the end of the relevant financial year in which the shares were granted. The remaining 60% are released in three equal annual tranches on or around each anniversary of the initial release.

Group Managing Directors participate in both the annual incentive and the GPSP. Group General Managers participate in the annual incentive and may receive other long-term awards. Other employees across the Group are eligible to participate in annual incentive arrangements.

Elements of remuneration

	Executive Directors	Group Managing Directors	Group General Managers	Other MRTs	Other Employees
Base salary	✓	✓	✓	✓	✓
Fixed pay allowance	✓	✓	✓	✓	✓
Annual incentive	✓	✓	✓	✓	✓
GPSP/long-term awards	✓	✓	✓	–	–
Benefits and pension	✓	✓	✓	✓	✓

Material factors taken into account when setting pay policy

The Committee takes into account a variety of factors when determining the remuneration policy for Directors.

Funding

•  Annual incentive and GPSP awards are funded from a single annual variable pay pool.

•  Funding of the Group’s annual variable pay pool is determined in the context of Group profitability, capital strength, shareholder returns, the distribution of profits between capital, dividends and variable pay, risk appetite statement, market competitiveness, and overall affordability.

•  Details of the calculation of this year’s variable pay pool can be found on page 309.

Pay and employment conditions within the Group

•  HSBC considers pay across the Group when determining remuneration levels for its executive Directors. In considering individual awards, a comparison of the pay and employment conditions of our employees and senior executives is considered by the Committee.

•  The Committee invites the Head of Group Performance and Reward to present proposals for remuneration for the wider employee population and to consult on the extent to which the different elements of remuneration are provided to other employees.

•  Feedback from employee engagement surveys and HSBC Exchange meetings are taken into account in determining the Group’s remuneration policy.

Regulation

•  There is still a wide divergence in local regulations governing remuneration structures globally. This presents significant challenges to HSBC, which operates worldwide.

•  In order to deliver long-term sustainable performance, it is important to have market-competitive remuneration which is broadly equivalent across geographical boundaries in order to attract, motivate and retain talented and committed employees around the world.

•  We aim to ensure that our remuneration policy is aligned with regulatory practices and the interests of shareholders.

•  HSBC is fully compliant with the FSB, FCA, PRA and HKMA guidance and rules on remuneration which apply at the date of this report.

Comparator group

•  The Committee considers market data for executive Directors’ remuneration packages from a defined remuneration comparator group.

•  This group consists of ten global financial services companies, namely Australia and New Zealand Banking Group Limited (‘ANZ’), Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, JPMorgan Chase & Co, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance. ANZ is an additional firm added to the group as part of the Committee’s 2014 review.

•  The Committee can also review other companies where relevant in determining the remuneration policy.

Shareholder views

•  The Chairman of the Committee, the Head of Group Performance and Reward and the Group Company Secretary meet with key institutional shareholders and other representative bodies. We consider these types of meetings important to gather views on our current and developing remuneration practices to ensure that our reward strategy continues to be aligned with the long-term interests of our shareholders.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Adjustment, malus and clawback

In order to reward genuine performance, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. The Committee has exclusive discretion to apply the malus and clawback policies that it has adopted, enabling it to take the following actions, taking into consideration an individual’s proximity to, and responsibility for, the event in question. Where practicable, an adjustment will be made to current year variable pay, before the application of malus, then clawback.

This policy is in line with the PRA regulatory requirements.

Type of action	Type of variable pay award affected	Circumstances where it may apply (including, but not limited to):
Adjustment	Current year variable pay

•  Detrimental conduct or conduct which brings the business into disrepute, such as in 2014 relating to the investigation of certain behaviour within the Foreign Exchange markets.

•  Involvement in Group-wide events resulting in significant operational losses, including events which have caused or have the potential to cause significant harm to HSBC.

•  Non-compliance with HSBC Values and other mandatory requirements.

•  For specified individuals, insufficient yearly progress in developing an effective AML and sanctions compliance programme or non-compliance with the DPA and other relevant orders.

Malus	Unvested deferred awards granted in prior years

•  Detrimental conduct or conduct which brings the business into disrepute.

•  Past performance being materially worse than originally reported.

•  Restatement, correction or amendment of any financial statements.

•  Improper or inadequate risk management.

Clawback[1]	Vested or paid awards

•  Participation in or responsibility for conduct which results in significant losses.

•  Failing to meet appropriate standards of fitness and propriety.

•  Reasonable evidence of misconduct or material error that would justify, or would have justified, summary termination of a contract of employment.

•  HSBC or a business unit suffers a material failure of risk management within the context of Group risk management standards, policies and procedures.

1	Clawback is only applicable to variable pay awards granted to MRTs on or after 1 January 2015. These include, but are not limited to, the awards made in relation to the 2014 performance year.

Remuneration policy – non-executive Directors

Non-executive Directors are not employees and receive a fee for their services as Directors. In addition, it is common practice for non-executive Directors to be reimbursed expenses incurred in performing their role and any related tax. They are not eligible to receive a base salary, fixed pay allowance, benefits, pension or any variable pay.

The fee levels payable reflect the time commitment and responsibilities required of a non-executive Director of HSBC Holdings. Fees are determined by reference to other UK companies and banks in the FTSE 30, and to the fees paid by other non-UK international banks.

The Board reviews each component of the fees periodically to assess whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities, and/or the time commitment required for the non-executive Directors and to ensure that individuals of the appropriate calibre are retained or can be appointed. The Board (excluding the non-executive Directors) may approve changes to the fees within the ranges prescribed in the remuneration policy. The Board may also introduce any new component of fee for non-executive Directors subject to the principles, parameters and other requirements set out in the remuneration policy.

The Philanthropic and Community Investment Oversight Committee, a new non-executive Board committee, was established on 5 December 2014. In line with its authority under the remuneration policy, the Board approved the following fee levels for this committee: chairman – £25,000 per annum; member – £15,000 per annum.

No other change has been made or is proposed to the fees of non-executive Directors during the term of this policy. The fees payable to non-executive Directors are set out in last year’s Directors’ Remuneration Report in the Annual Report and Accounts 2013.

Service contracts

Executive Directors

Our policy is to employ executive Directors on service agreements with 12 months’ notice period. Consistent with the best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Service contracts

	Contract date (rolling)	Notice period (Director & HSBC)
Director
Douglas Flint	14 February 2011	12 months
Stuart Gulliver	10 February 2011	12 months
Iain Mackay	4 February 2011	12 months
Marc Moses	27 November 2014	12 months

Other than as set out under ‘Directors’ remuneration policy’ and ‘Policy on payments for loss of office’ in the Directors’ Remuneration Report in the Annual Report and Accounts 2013, there are no further obligations which could give rise to remuneration payments or payments for loss of office.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, which may be renewed subject to their re-election by shareholders at annual general meetings. Non-executive Directors do not have a service contract, but are bound by letters of appointment issued for and on behalf of HSBC Holdings plc. Other than as set out in ‘Remuneration policy – non-executive Directors’ in the Directors’ Remuneration Report in the Annual Report and Accounts 2013, there are no obligations in the non-executive Directors’ letters of appointment which could give rise to remuneration payments or payments for loss of office. Non-executive Directors’ current terms of appointment will expire as follows:

•	in 2015, Joachim Faber, Rona Fairhead, John Lipsky, Rachel Lomax and Sir Simon Robertson;

•	in 2017, Kathleen Casey, Safra Catz, Laura Cha, Lord Evans of Weardale, Sam Laidlaw and Jonathan Symonds; and

•	in 2018, Heidi Miller and Phillip Ameen[1].

1	Appointed with effect from 1 January 2015.

Other directorships

Executive Directors may accept appointments as non-executive directors of companies which are not part of HSBC if so authorised by either the Board or the Nomination Committee.

When considering a request to accept a non-executive appointment, the Board or the Nomination Committee will take into account, amongst other things, the expected time commitment associated with the proposed appointment. The time commitment for

Directors’ external appointments is also routinely reviewed to ensure that these external appointments will not compromise the Directors’ commitment to HSBC.

In accordance with the requirements of CRD IV, Directors who are approved by the PRA to take up certain roles on the Board are subject to the following limits on the number of directorships which they may hold:

•	one executive directorship with two non-executive directorships; or

•	four non-executive directorships.

With the consent of the PRA one additional non-executive directorship may be held.

Any remuneration receivable in respect of an external appointment of an executive Director is normally paid to the Group, unless otherwise approved by the Nomination Committee or the Board.

Annual report on remuneration

Remuneration Committee

Role

Within the authority delegated by the Board, the Committee is responsible for approving the Group’s remuneration policy. The Committee also determines the remuneration of executive Directors, senior employees, employees in positions of significant influence and employees whose activities have or could have a material impact on our risk profile and, in doing so, takes into account the pay and conditions across the Group. No executive Directors are involved in deciding their own remuneration.

Membership

The members of the Group Remuneration Committee during 2014 were Sir Simon Robertson (Chairman), Sam Laidlaw, John Lipsky (appointed 23 May 2014), Jonathan Symonds (appointed 14 April 2014 but stepped down from this Committee on 1 September 2014 to become Chairman of the Group Audit Committee), Renato Fassbind (resigned as a Director on 1 September 2014), and John Coombe (retired as a Director on 23 May 2014).

Activities

The Committee met 11 times during 2014. The following is a summary of the Committee’s key activities during 2014.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Details of the Committee’s key activities

Month	Activities	Month	Activities
January	• 2013 performance year pay review matters • Design of new remuneration policy • New shareholding guidelines • Governance matters	July

•  Feedback from the 2014 Annual General Meeting

•  2014 performance year pay review matters

•  Update on notable events

•  Matters regarding Group-wide incentives

•  Employee share plan matters

•  Governance matters

February	• 2013 performance year pay review matters • 2014 GPSP and Annual Scorecards for executive Directors • Design of new remuneration policy	September	• 2014 performance year pay review matters • Review of PRA/FCA consultation on alignment between risk and reward
	• Matters regarding Group-wide incentives framework • Employee share plan matters • New shareholding guidelines • Regulatory submissions and disclosures • Governance matters	October	• Shareholder feedback on remuneration matters • Update on PRA/FCA consultation on alignment between risk and reward
March

•  Provision of response to the monitor’s report

•  2013 performance year pay review matters

•  Review of PRA consultation on clawback rules

•  Update on notable events

•  Matters regarding retirement benefit arrangements and incentive plans

•  Regulatory submissions and disclosures

November

•  Update on EBA’s report and opinion on fixed pay allowances

•  2014 Risk Appetite Statement review and Remuneration Code risk assessment

•  2014 proposed Group variable pay spend and methodology

•  Approval of clawback policy

•  Update on notable events

•  Regulatory submissions and disclosures

•  Independent review of HSBC Reward Strategy against the HKMA remuneration guidelines

April	• New remuneration policy matters • Preparation for the 2014 Annual General Meeting • Matters regarding retirement benefit arrangements and incentive plans • Regulatory submissions and disclosures	December	• Risk appetite framework and Financial Crime Compliance updates • Inputs from the Group Risk Committee, Financial System Vulnerabilities Committee, and Conduct & Values Committee
May

•  Matters regarding implementation of new remuneration policy

•  Preparation for the 2014 Annual General Meeting

•  2014 performance year pay review matters

•  Employee share plan matters

•  Governance matters

•  2014 performance year pay review matters

•  2015 GPSP and Annual Scorecards for executive Directors

•  Update on notable events

•  Regulatory submissions and disclosures

•  Employee share plan matters

•  Governance matters

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Advisers

In 2014, the Committee did not engage any external adviser, and will only seek specific legal and/or remuneration advice independently as and when it considers this to be necessary.

During the year, the Group Chief Executive provided regular briefings to the Committee. In addition, the Committee received advice from the Group Head of Human Resources and Corporate Sustainability, Ann Almeida, the Head of Group Performance and Reward, Alexander Lowen, the Group Chief Risk Officer, Marc Moses, and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting

Officer, Robert Werner, as part of their executive role as employees of HSBC. The Committee also received advice and feedback from the Group Risk Committee, Financial System Vulnerabilities Committee and Conduct & Values Committee on risk and compliance-related matters relevant to remuneration, and the implementation of the downward override policy.

Group variable pay pool

Variable pay pool determination

The Committee considers many factors in determining the Group’s variable pay pool funding.

Variable pay pool determination

Performance and risk appetite statement

•  The variable pay pool takes into account the performance of the Group which is considered within the context of our risk appetite statement. This helps to ensure that the variable pay pool is shaped by risk considerations and any Group-wide notable events.

•  The risk appetite statement describes and measures the amount and types of risk that HSBC is prepared to take in executing its strategy. It shapes the integrated approach to business, risk and capital management and supports achievement of the Group’s objectives. The Group Chief Risk Officer regularly updates the Committee on the Group’s performance against the risk appetite statement.

•  The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned.

Counter-cyclical funding methodology

•  We use a counter-cyclical funding methodology which is categorised by both a floor and a ceiling and the payout ratio reduces as performance increases to avoid pro-cyclicality risk.

•  The floor recognises that competitive protection is typically required irrespective of performance levels.

•  The ceiling recognises that at higher levels of performance it is possible to limit reward as it is not necessary to continue to increase the variable pay pool, thereby limiting the risk of inappropriate behaviour to drive financial performance.

Distribution of profits

•  In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate (see next page for the 2014, 2013 and target split).

Commerciality and affordability

•  Finally, the commercial requirement to remain competitive in the market and overall affordability are considered. Both the annual incentive and GPSP are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group’s annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. This approach ensures that performance-related awards for individual global businesses, global functions, geographical regions and levels of staff are considered in a holistic fashion.

•  Market competiveness is one of the inputs in the determination of the variable pay pool. This allows us to address any gaps to market identified when comparing total reward with our global peers. This recognises the challenges which arise from being headquartered in the UK and hereby having to apply more stringent reward practices than those applied in markets outside the EU. Factors which influence our competitive market position in Asia, Latin America and the US in attracting and retaining talent are the discounts applied on their pay by employees arising from regulations covering a variable pay cap, higher and longer deferrals, malus and now clawback.

•  This year’s variable pay pool was established by reference to the Group’s reported profit before tax, which is adjusted to exclude movements in the fair value of own debt attributable to credit spread, the gains and losses from disposals, and debit valuation adjustment. Reported profit before tax includes the costs of fines, penalties and other items of redress.

•  Taking into account all of the above, the Committee decided that in light of performance, the competitive market environment , risk inputs, and other factors, the adjusted pre-tax pre-variable pay profit payout ratio for 2014 would be 16% (15% in 2013). The higher payout ratio reflects stronger performance in Asia and the Middle East, and an increased emphasis on risk and control functions.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Variable pay pool outcome (US$m)

	Group		Global Banking and Markets
	2014	2013	2014	2013
Variable compensation incentive pool as a % of pre-tax profit (pre-variable pay)[1]	16%	15%	15%	13%
% of variable pay pool deferred[2]	14%	18%	25%	30%

1	The 2014 Group pre-tax pre-variable pay profit calculation as described on the previous page.
2	The percentage of variable pay deferred for 2014 MRT population is 50%.

Pro forma post-tax profits allocation

On a pro-forma basis, attributable post-tax profits (excluding the movements in the fair value of own debt and before pay distributions were allocated in the proportions shown in the chart below. The Group’s target policy is for the vast majority of post-tax profit to be allocated to capital and to shareholders.

Relative importance of spend on pay

The chart below provides a breakdown of total staff pay relative to the amount paid out in dividends.

1	Dividends per ordinary share in respect of that year. For 2014, this includes the first, second and third interim dividends paid in 2014 of US$5.8bn (gross of scrip) and a fourth interim dividend of US$3.8bn.
2	Employee compensation and benefits in 2014 includes fixed pay, benefits and variable pay as outlined on page 303. Employee compensation and benefits in 2013 totalled US$19,196m which included an accounting gain arising from a change in the basis of delivering ill-health benefits in the UK of US$430m. Excluding this accounting gain, 2013 employee compensation and benefits totalled US$19,626m.

1	Inclusive of dividends to holders of other equity instruments and net of scrip issuance based on an assumption of scrip take up for the fourth quarter of 2014 of 20%. Dividends per ordinary share declared in respect of 2014 were US$0.50, an increase of 2% compared with 2013.
2	Total variable pay pool net of tax and portion to be delivered by the award of HSBC shares.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Single figure of remuneration

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay		Marc Moses
	2014	2013	2014	2013	2014	2013	2014	2013
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed pay
Base salary	1,500	1,500	1,250	1,250	700	700	700	–
Fixed pay allowance	–	–	1,700	–	950	–	950	–
Pension	750	750	625	625	350	350	350	–

	2,250	2,250	3,575	1,875	2,000	1,050	2,000	–
Variable pay
Annual incentive	–	–	1,290	1,833	867	1,074	1,033	–
GPSP	–	–	2,112	3,667	1,131	2,148	1,131	–

			3,402	5,500	1,998	3,222	2,164	–

Total fixed and variable pay	2,250	2,250	6,977	7,375	3,998	4,272	4,164	–
Benefits	136	48	589	591	43	33	6	–
Non-taxable benefits	105	102	53	67	28	53	33	–
Notional return on deferred cash	41	27	–	–	11	7	36	–

Total single figure of remuneration	2,532	2,427	7,619	8,033	4,080	4,365	4,239	–

Notes to the single figure of remuneration

Marc Moses was appointed an executive Director with effect from 1 January 2014, so his 2013 figures have not been disclosed.

Base salary

•	Salary paid in year for executive Directors. No fees were paid to executive Directors.

Fixed pay allowance

•	Fixed pay allowance granted in immediately vested shares in the year for executive Directors.
•	The shares are subject to a retention period. 20% released in the March immediately following the end of the financial year. 80% released after a period of five years from the date of the first release.
•	Dividends will be paid on the vested shares held during the retention period.

Pension

•	The amounts consist of an allowance of 50% of annual base salary in lieu of personal pension arrangements.
•	No other benefits were received by the executive Directors from the Group pension plans.

Benefits

•	All taxable benefits (gross value before payment of tax). Benefits include provision of medical insurance, accommodation and car, club membership, tax gross-up for accommodation and car benefit, and car allowance.
•	Non-taxable benefits include the provision of life assurance and other insurance cover.
•	The values of the significant benefits in the above table were as follows:

	Douglas Flint				Stuart Gulliver			Iain Mackay				Marc Moses
	2014		2013		2014		2013	2014		2013		2014		2013
	£000		£000		£000		£000	£000		£000		£000		£000

Car benefit (UK and Hong Kong)	70	[1]	–	[2]	88	[1]	79	–	[2]	–	[2]	–	[2]	–
Hong Kong bank-owned accommodation[3]	–		–		246		229	–		–		–		–
Tax expense on car benefit and Hong Kong bank-owned accommodation	58	[1]	–	[2]	239	[1]	266	–	[2]	–	[2]	–	[2]	–
Insurance benefit (non-taxable)	80		78		–	[2]	54	–	[2]	–	[2]	–	[2]	–

1	The UK car benefit provided for Douglas Flint and Stuart Gulliver in 2014 has not changed from 2013. The valuation of the car benefit has increased as they are no longer deemed pool cars for UK tax purposes, and include driver wages, fuel and all associated costs.
2	The car benefit and tax on car benefit for Douglas Flint in 2013, Marc Moses in 2014 and Iain Mackay is not included in the above table as it was not significant. The insurance benefit for Stuart Gulliver and Marc Moses in 2014 and Iain Mackay is not included in the above table as it was not significant.
3	Based on the current market rental value of the bank-owned property, as estimated by an external lease service provider, plus utility costs, rates, the taxable value of furniture and taking into account the business use of the property, the taxable value of the accommodation is considered to be 70% of the total of these amounts.

Annual incentive

•	Annual incentive awarded (including deferred amounts) as a result of achievement of performance measures for the relevant financial year. 60% of the award is deferred. 50% of both the deferred and non-deferred component of the award is payable in cash and the remaining 50% in shares, subject to a six month retention period on vesting.
•	The deferred element of the 2014 award pays out over a period of three years, subject to service and malus conditions: 33% vests on or around the first and second anniversary of grant and 34% on or around the third anniversary of grant. For the 2014 award the performance measures and the outcomes of the performance conditions can be found on pages 315-317. Outcomes for the 2013 award can be found in the Directors’ Remuneration Report in the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

•	The deferred share awards also include a right to receive dividend equivalents. Dividend equivalents on deferred share awards are delivered in the form of additional shares, in the same time and in the same manner and in such proportion as the original deferred award that vests. The expected value of these dividend equivalents is included in the value of deferred share awards.

Illustration of annual incentives

GPSP

•	GPSP awarded as a result of achievement of sustainable long-term performance. Figures shown reflect the face value of awards granted in 2014 and 2013 respectively.
•	Award levels are determined by considering performance against enduring performance measures set out in the long-term performance scorecard. There are no post-grant performance conditions.
•	The award is subject to a five-year cliff vesting period during which the Committee has the authority to cancel all or part of the award. On vesting, the shares (net of tax) must be retained for the duration of the participant’s employment.
•	For the 2014 award the outcomes of the performance conditions can be found in the section titled ‘Awards under the GPSP’ on page 314. Outcomes for the 2013 award can be found in the Directors’ Remuneration Report in the Annual Report and Accounts 2013.
•	The GPSP awards also include a right to receive dividend equivalents for the period between the grant and the vesting date. Dividend equivalents on the GPSP awards will be delivered when the GPSP awards vest. There was no vesting of historical GPSP awards in 2014. The expected value of these dividend equivalents are included in the value of GPSP awards.

Illustration of GPSP

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Notional return on deferred cash

•	The deferred cash award portion of the annual incentive also include a right to receive notional returns for the period between grant date and vesting date and determined by reference to the dividend yield on HSBC shares, determined annually.
•	A payment of notional return is made annually in the same proportion as the vesting of the deferred awards on each vesting date. The amount is disclosed on a paid basis in the year in which the payment is made.

Remuneration scenarios and outcomes

The charts below show the value and composition of remuneration under three performance scenarios for each of the executive Directors based on the current policy in comparison to the actual 2014 variable pay outcomes.

1	Fixed pay includes base salary, fixed pay allowance and pension allowance for the year, and excludes benefits.
2	Maximum award level as stated in our remuneration policy Includes deferred portion of award. Target has been defined as 50% of the maximum award. Minimum assumes no annual incentive award.
3	Maximum award level as stated in our remuneration policy. Target has been defined as 50% of the maximum award. The GPSP scorecard has not been designed with a numeric targeted or expected value of performance. Minimum assumes no GPSP award.

Variable pay outcomes

	Stuart Gulliver	Iain Mackay	Marc Moses
Fixed pay
Value (£000)	3,575	2,000	2,000

Annual incentive
Maximum multiple of fixed pay	0.67	0.67	0.67
Performance outcome	54.1%	65.0%	77.5%
Multiple awarded	0.36	0.43	0.52

Value (£000)	1,290	867	1,033

GPSP
Maximum multiple of fixed pay	1.33	1.33	1.33
Performance outcome	54.8%	54.8%	54.8%
Multiple awarded	0.73	0.73	0.73
Pre-discretion value (£000)	2,612	1,461	1,461
Committee discretion (£000)	(500)	(330)	(330)

Post-discretion value (£000)	2,112	1,131	1,131

Total variable pay
Maximum multiple of fixed pay	2.00	2.00	2.00
Multiple awarded	0.95	1.00	1.08

Value (£000)	3,402	1,998	2,164

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Awards under the GPSP

Awards in respect of 2014 were assessed against the 2014 long-term scorecard published in the Annual Report and Accounts 2013 and reproduced below.

The performance assessment under the 2014 long-term scorecard took into account achievements under both financial and non-financial objectives, both of which were set within the context of the risk appetite and strategic direction agreed by the Board.

Notwithstanding the detail or extent of performance delivery against the objectives, an individual’s eligibility for a GPSP award requires confirmation of adherence to HSBC Values which acts in effect as a gateway to GPSP participation, which was assessed to have been met for all executive Directors. A summary of the assessment and rationale for the conclusions is set out below.

Annual assessment – GPSP

	Weighting	Long-term target range		Actual 2014 performance	Assessment	Outcome
Measure
Capital strength (%)[1]	15%	>10		11.1	100%	15.0%
Progressive dividend payout (%)[2]	15%	40-60		72.5	100%	15.0%
Return on equity (%)[3]	15%	12-15		7.2	0%	–
Cost efficiency ratio
– Jaws[4]	7.5%	Positive jaws	[1]	(14.7)	0%	–
– Cost efficiency ratio (%)[3]	7.5%	Mid-50s		67.8	0%	–

Financial	60%					30.0%
Strategy execution	20%	Judgement		n/a	67%	13.3%
Risk and compliance	15%	Judgement		n/a	50%	7.5%
People	5%	Judgement		n/a	80%	4.0%

Non-financial	40%					24.8%

Total performance outcome	100%					54.8%

1	Capital strength is defined as common equity tier 1 capital (CRD IV end point basis).
2	Payout ratio reflects dividends in respect of the year.
3	Return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.
4	Revenue growth (excluding the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads) less operating expense growth.

Financial (60% weighting – achieved 30%)

Capital strength (assessment: 100%): The Committee took particular note in 2014 of the Group’s position against prospective capital and liquidity standards given the publication of important fresh regulatory proposals on total loss-absorbing capacity (‘TLAC’), net stable funding and leverage. The Group’s ability and capacity to meet these standards will have important ramifications for its business model, the prospective returns available and, therefore, the Group’s dividend paying capacity.

The Committee also took note of the outcome of stress tests conducted by the EBA and the PRA, which provided independent evidence of the Group’s resilience to economic downturn and sectoral weaknesses in framing its judgements on capital strength and dividend policy. The Committee noted positively the outcome of these stress tests which placed the Group favourably amongst its peers in terms of its capacity to absorb and recover from adverse circumstances.

The strength of the capital position was therefore considered favourably, with additional note taken of the improvement in the year-end common equity tier 1 ratio and the increase in the estimated end point position under CRD IV.

Progressive dividend payout (assessment: 100%): The projected capacity to maintain a progressive dividend policy was also noted favourably, which was underpinned by the Group’s strong capital position, its distributable reserves, its cash position, and its planning assumptions around future performances. The progressive development of the Group’s dividend was achieved notwithstanding economic weakness in parts of the external environment, demonstrating the benefits of the Group’s diversified business model.

Return on equity (assessment: 0%): The Group did not achieve previously set aspiration of 12-15%. While having made good progress towards reducing legacy positions and having de-risked the business where necessary, Group performance remains below its stated target. Business model changes consequent upon new regulatory requirements and enhanced risk controls to reduce the possibility of future customer redress and conduct issues were considered to be essential elements to take the Group to where it needed to be for sustainable financial performance. In the interim, the Committee noted the necessary structural changes which are likely to constrain the overall return of equity and mask the benefits coming from new business and from market share improvement in some areas. Additionally, the Group’s performance continues to be exposed in the near term to uncertainties from an evolving regulatory reform agenda (including the Group’s target capital ratios), contingent legal risks from notable legacy matters and continued significant customer redress costs. While acknowledging the commendable efforts being made to meet an ROE target of 12-15% against increased capital requirements both at a global and at a local level, it was decided not to make any award under this opportunity.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Cost efficiency ratio (assessment: 0%): Based on the 2014 development of the Group’s operating expenses, it was judged that no reward should be made under the cost efficiency ratio element of the scorecard. It was noted that the strengthening of Regulatory and Financial Crime Compliance resources and capabilities was a material element in the level of higher costs. It was also recognised that this situation is not likely to diminish in the medium term.

Non-financial (40% weighting – achieved 24.8%)

Strategy execution (assessment: 67%): The Board reviewed progress achieved by management in 2014 to deliver the strategic priorities including organic growth, implementation of Global Standards and driving further efficiency gains through streamlining processes and procedures.

Against a backdrop of weaker than expected economic growth in a number of important markets, and with financial market activity and liquidity further constrained by the industry reshaping in response to regulatory changes, the Group was nevertheless able to demonstrate underlying growth in a number of its global businesses and maintain market position in key products. The Committee recognised that the Board had emphasised a cautious approach to risk appetite during 2014 in light of uncertain economic conditions.

Management demonstrated further progress towards the implementation of Global Standards, acknowledging that material further work is required to achieve full roll-out.

With regard to streamlining, the Group delivered over US$1bn of sustainable savings but these were outweighed by incremental costs in support of growth initiatives and to implement regulatory change, enhance risk controls and implement Global Standards. In light of this, management launched new initiatives to improve efficiency across global businesses and functions which will continue into 2015.

Risk and compliance (assessment: 50%): The Committee received input from the Group Risk Committee, the Conduct & Values Committee and the Financial System Vulnerability Committee on evidence of progress being made to minimise the long-term impact of regulatory and compliance issues on the Group’s reputation. The Committee was satisfied that based on feedback received it was clear that this remains a top priority within the organisation and progress was made in 2014. The Committee took particular notice of work on restructuring the Group Compliance function, investment in greater compliance capabilities, the establishment of enterprise-wide risk assessment programmes, the roll-out of enhanced training and continued strengthening of governance oversight. The Committee also noted the disappointing incidence of further fines and penalties received in 2014, albeit in relation to matters occurring in prior periods, and the consequential extension of work to prevent recurrence.

People (assessment: 80%): The Committee reviewed progress made in talent development, succession planning, diversity and attrition in some areas. The Committee recognised continued progress, including the successful initiation of a mentoring programme between non-executive directors and senior executives below Board level.

This performance assessment resulted in an overall score of 54.8%.

Notwithstanding this, the Committee subsequently used their discretion to reduce the executive Directors’ GPSP awards by the following amounts:

GPSP adjustment

	GPSP adjustment	Adjustment as a percentage of variable pay
	£000	%
Director
Stuart Gulliver	500	13%
Iain Mackay	330	14%
Marc Moses	330	13%

For Stuart Gulliver and Marc Moses, the adjustments were considered appropriate based on the weight of legal, compliance and regulatory issues affecting the Group, even those related to historical events, including but not limited to foreign exchange. For Iain Mackay, the adjustment is considered appropriate by the Committee in the context of overall year-on-year Group-wide profitability, incentive pool funding and market remuneration benchmarks.

In 2013, the Committee also used their discretion to reduce Stuart Gulliver’s overall variable pay by 18.5%.

Determining executive Directors’ annual performance

The annual incentive award made to executive Directors in respect of 2014 reflected the Committee’s assessment of the extent to which they had achieved personal and corporate objectives set within their performance scorecard as agreed by the Board at the beginning of the year. This measurement took into account performance against both the financial and non-financial measures which had been set to reflect the risk appetite and strategic priorities determined by the Board to be appropriate for 2014. In addition, in accordance with the downward override policy, the Committee also consulted the Financial System Vulnerabilities Committee and took into consideration the feedback received from this committee in relation to progress on enhancing AML and sanctions compliance as well as progress in meeting the Group obligations under the DPA and other relevant orders.

In order for any award of annual incentive to be made under the above performance scorecard, the Committee had to satisfy itself the executive Directors had personally met and shown leadership in promoting HSBC Values. This overriding test assessed behaviour around HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’, which was assessed to have been met for all executive Directors.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Notwithstanding regulatory difficulties, overall the executive Directors performed well in the context of a challenging market environment.

A summary of each executive Director’s assessment against specific performance measures is provided in the following tables.

Stuart Gulliver

Annual assessment

	Weighting	Target	[6]	Performance	Assessment	Outcome
Measure
Pre-tax profit (US$bn)[1]	17.5%	21.6		18.6	86%	15.1%
Return on equity (%)[2]	10%	9.8		7.2	0%	–
Cost efficiency ratio (%)
– Jaws[3]	8.75%	5.6		(14.7)	0%	–
– Cost efficiency ratio (%)[2]	8.75%	58.5		67.8	0%	–
Dividends (%)[4]	10%	57.1		72.5	100%	10.0%
Capital strength (%)[5]	5%	10.9		11.1	100%	5.0%

Financial	60%					30.1%
Strategy execution	20%	Judgement		n/a	70%	14.0%
Risk and compliance	20%	Judgement		n/a	50%	10.0%

Non-financial	40%					24.0%

Promoting HSBC Values	Over-riding test					Met

Total	100%					54.1%

1	Group’s reported profit before tax adjusted to exclude movements in the fair value of own debt attributable to credit spread, the gains and losses from disposals, and debit valuation adjustment (2013 does not include debit valuation adjustment).
2	Return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.
3	Revenue growth (excluding the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads) less operating expense growth.
4	Payout ratio reflects dividends in respect of the year.
5	Capital strength is defined as common equity tier 1 capital (CRD IV end point basis).
6	Based on prior year 2013.

Strategy execution (assessment: 70%): The Board reviewed progress achieved in 2014 to deliver the strategic priorities including organic growth, implementation of Global Standards, and driving further efficiency gains through streamlining processes and procedures.

The Committee noted favourably that underlying revenue reflected progress in execution against priority initiatives, including growing market share in selected trade corridors and maintaining market position in key products.

The Committee noted progress in the Global Standards programme throughout 2014 in moving from design to execution phase, the continuation of disposals and closures of non-core businesses and shareholdings (75 transactions since 2011). In addition, the global businesses are implementing operating procedures to assure the delivery of global AML and sanctions policies approved earlier in the year. The Committee noted continuing investment to strengthen financial crime compliance expertise and build strategic infrastructure for customer due diligence, transaction monitoring and sanctions screening. As a consequence, the Committee was advised the Group had been able to deliver on its 2014 milestones.

The Committee noted favourably that the Group had achieved sustainable savings in excess of US$1bn in the year through business simplification and re-engineering. The Committee noted that costs during 2014 had increased by being affected by significant items and a rise in regulatory and financial crime compliance costs, inflationary pressures, continued investment in strategic initiatives, and a rise in the bank levy. The Committee was advised the Group had launched new initiatives to further improve efficiency across global businesses and key functions which will continue into 2015.

Risk and compliance (assessment: 50%): This measure increased in weighting to 20% from 15% in 2013 to underscore the Group’s commitment to these areas. The Committee reviewed the Group’s progress in increasing and enhancing Group Compliance headcount, the roll out of the ‘Driving a values-led high performance culture’ programme, the implementation of measures to address conduct risk (e.g., product range reviews and associated product exits, changes to retail banking incentive arrangements) and the continued strengthening of governance oversight. The outcome has been affected by the incidence, scale and reputational damage incurred from continuing customer redress and regulatory fines and penalties incurred in 2014.

This performance assessment resulted in an overall score of 54.1%.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Iain Mackay

Annual assessment

	Weighting	Target	Performance	Assessment	Outcome
Measure
Grow both business and dividends	15%	Judgement	n/a	85%	13.0%
Risk and compliance including Global Standards	50%	Judgement	n/a	75%	37.5%
Streamline processes and procedures	25%	Judgement	n/a	45%	11.0%

Strategic priorities	90%				61.5%

People	10%	Judgement	n/a	35%	3.5%

Promoting HSBC Values	Over-riding test				Met

Total	100%				65.0%

Grow both business and dividends (assessment: 85%): The Committee recognised the contribution of the Finance function in supporting the development, implementation and monitoring of business cases in support of organic growth and the substantial improvement in clarity in analysts and investors presentations which had attracted favourable comment from analysts and shareholders.

Risk and compliance including Global Standards (assessment: 75%): The Committee noted substantial progress in a number of areas. Risk and compliance metrics, and implementation of new cost and resource monitoring processes for Global Standards programmes were both fully met during the year.

Streamline processes and procedures (assessment: 45%): The Committee recognised the substantial commitment to, and achievement of, the exacting stress testing programmes across the Group. It was further noted that costs were higher than target, while the target for sustainable saves had not been met fully. Similarly, while progress was being made in re-engineering the global Finance function, a number of initiatives were still in progress.

People (assessment: 35%): The progress made in performance management and reward differentiation for the global Finance function and further work to be done in increasing employee diversity and cost restructuring were noted.

This performance assessment resulted in an overall score of 65%.

Marc Moses

Annual assessment

	Weighting	Target	Performance	Assessment	Outcome
Measure
Grow both business and dividends	20%	Judgement	n/a	90%	18.0%
Risk and compliance including Global Standards	50%	Judgement	n/a	75%	37.5%
Streamline processes and procedures	20%	Judgement	n/a	70%	14.0%

Strategic priorities	90%				69.5%

People	10%	Judgement	n/a	80%	8.0%

Promoting HSBC Values	Over-riding test				Met

Total	100%				77.5%

Grow both business and dividends (assessment: 90%): The Committee recognised the use of risk appetite statements to enable a sustainable business, and the provision of resources to support business growth (e.g., risk analytics and enhancements to risk processes to enable improvements in quality of credit portfolio).

Risk and compliance including Global Standards (assessment: 75%): The Committee noted the progress towards implementing Global Standards, compliance with regulatory requirements, and de-risking the organisation. This was evidenced by the roll-out of the AML and sanctions compliance plan, the development of the operational risk transformation roadmap and the successful execution of the PRA and EBA stress tests.

Streamline processes and procedures (assessment: 70%): The Committee recognised these objectives have been largely met, supported by the management of business performance, delivery of key streamlining initiatives, and re-engineering of Financial Crime Compliance systems. Work towards the Global Risk data strategy programme to support PRA data requirements, which included enhancements to the Risk data infrastructure, was further noted.

People (assessment: 80%): The execution of the pay and performance plans, as well as the learning and development plans which were part of a comprehensive people strategy for the Global Risk function were noted.

This performance assessment resulted in an overall score of 77.5%.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Non-executive Directors

Fees and benefits

	Fees		Benefits[7]		Total
	2014	2013	2014	2013	2014	2013
	£000	£000	£000	£000	£000	£000

Kathleen Casey[1]	129	–	12	–	141	–
Safra Catz	95	95	4	14	99	109
Laura Cha[2]	197	195	22	47	219	242
Lord Evans of Weardale	167	50	14	–	181	50
Joachim Faber	145	137	10	21	155	158
Rona Fairhead[3]	494	202	19	6	513	208
Sam Laidlaw	140	125	–	–	140	125
John Lipsky	168	150	27	25	195	175
Rachel Lomax	205	155	21	8	226	163
Heidi Miller[4]	52	–	–	–	52	–
Sir Simon Robertson	260	240	6	1	266	241
Jonathan Symonds[5]	365	–	3	–	368	–

Total[6]	2,417	1,349	138	122	2,555	1,471

Total (US$000)	3,979	2,221	229	201	4,208	2,422

1	Appointed on 1 March 2014.
2	Includes fees of £57,000 in 2014 (£75,000 for 2013) as Director, Deputy Chairman and member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited.
3	Includes a fee of £334,000 in 2014 as non-executive Chairman of HSBC North America Holdings Inc (appointed on 1 January 2014).
4	Appointed on 1 September 2014.
5	Appointed on 14 April 2014 as non-executive Director of HSBC Holdings plc and non-executive chairman of HSBC Bank plc, for which he received a fee of £247,000.
6	Excludes fees and benefits for Marvin Cheung, John Coombe, Renato Fassbind and James Hughes-Hallett who were not Directors at 31 December 2014. Marvin Cheung resigned on 1 August 2014. His fees for 2014 were £113,000 (£197,000 for 2013) (including fees of £40,000 as Director, Chairman of the risk committee and member of the audit committee of Hang Seng Bank Limited). His benefits for 2014 were £18,000 (£45,000 for 2013). John Coombe retired on 23 May 2014. His fees and benefits for 2014 were £85,000 and £5,000 respectively (£205,000 and £14,000 respectively in 2013). Renato Fassbind resigned on 1 September 2014. His fees and benefits for 2014 were £109,000 and £10,000 respectively (£145,000 and £23,000 respectively in 2013). James Hughes-Hallett retired on 23 May 2014. His fees and benefits for 2014 were £50,000 and £1,000 respectively (£145,000 and £1,000 respectively in 2013).
7	Benefits include travel-related expenses relating to the attendance at Board and other meetings at HSBC Holdings registered office. Amounts disclosed are estimated and have been grossed up using a tax rate of 45%, where relevant.

Total pension entitlements

No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension schemes or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for employees is 65.

Payments to past Directors

This report does not include details of payments made to past Directors below the de minimis limit set by the company of £50,000.

Exit payments made in year

No payments for loss of office were made in 2014 to any person serving as a Director in the year or any previous years.

Scheme interests awarded during 2014

The table below sets out the scheme interests awarded to Directors in 2014 (for performance in 2013) as disclosed in the 2013 Directors’ Remuneration Report. No non-executive Directors received scheme interests during the financial year.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Scheme awards in 2014

	Type of interest awarded	Basis on which award made	Dates of award	Face value awarded[1] £000	Percentage receivable for minimum performance	[2]	Number of shares awarded	Share price on date of grant	[1]	End of performance period

Stuart Gulliver	Deferred cash	Annual incentive 2013	10 Mar 2014	550	0%		n/a	n/a		31 Dec 2013
Stuart Gulliver	Restricted shares	Annual incentive 2013	10 Mar 2014	550	0%		88,766	£6.196		31 Dec 2013
Stuart Gulliver	Restricted shares	GPSP 2013	10 Mar 2014	3,667	0%		591,779	£6.196		31 Dec 2013

Iain Mackay	Deferred cash	Annual incentive 2013	10 Mar 2014	322	0%		n/a	n/a		31 Dec 2013
Iain Mackay	Restricted shares	Annual incentive 2013	10 Mar 2014	322	0%		51,997	£6.196		31 Dec 2013
Iain Mackay	Restricted shares	GPSP 2013	10 Mar 2014	2,147	0%		346,647	£6.196		31 Dec 2013

Marc Moses	Deferred cash	Annual incentive 2013	10 Mar 2014	322	0%		n/a	n/a		31 Dec 2013
Marc Moses	Restricted shares	Annual incentive 2013	10 Mar 2014	322	0%		51,992	£6.196		31 Dec 2013
Marc Moses	Restricted shares	GPSP 2013	10 Mar 2014	2,147	0%		346,613	£6.196		31 Dec 2013

GPSP awards made based on performance up to the financial year-end preceding the grant date with no further performance conditions after grant. Vesting occurs five years after grant date and is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the director becomes entitled to on the vesting date are subject to a retention requirement.

The above table does not include details of shares issued as part of the Fixed Pay Allowances, as those shares vest immediately and are not subject to any service or performance conditions.

1	Share price used is the closing mid-market price on the last working day preceding the date of grant.
2	Awards determined based on performance achieved during the period to 31 December 2013. The overall award level could have been 0% of the maximum opportunity if minimum performance was achieved for the period to 31 December 2013. After grant, awards are subject to service condition and malus provisions.

Summary of performance

HSBC TSR and FTSE100 Index

The graph shows the TSR performance against the FTSE 100 Index for the six-year period ended 31 December 2014. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

Source: Datastream

CEO remuneration

Historical CEO remuneration

The table below summarises the CEO’s single figure remuneration over the past six years together with the outcomes of the respective annual incentive and long-term incentive awards.

		Single figure of remuneration	Annual incentive maximum[2]	Annual incentive paid[2]	Long-term incentive maximum[4]	Long-term incentive paid[4]
		(£000)	(% of fixed pay)[3]	(% of maximum)	(% of fixed pay)[3]	(% of maximum)

2014	Stuart Gulliver	7,619	67%	54.1%	133%	44.3%
2013	Stuart Gulliver	8,033	300%	49.0%	600%	49.0%
2012	Stuart Gulliver	7,532	300%	52.0%	600%	40.0%
2011	Stuart Gulliver	8,047	300%	57.5%	600%	50.0%
2010[1]	Michael Geoghegan	7,932	400%	81.6%	700%	19.1%
2009[1]	Michael Geoghegan	7,580	400%	93.5%	700%	25.4%

1	The GPSP was introduced in 2011. Prior to this, values shown relate to awards of Performance Shares under the HSBC Share Plan. Under this plan Performance Share awards vest three years after grant subject to performance conditions of total shareholder return, economic profit and earnings per share, and an over-riding ‘sustained improvement’ judgement by the committee.
2	The 2012 annual incentive figure for Stuart Gulliver used for this table includes 60% of the annual incentive disclosed in the 2012 Directors’ Remuneration Report which was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on or around the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on or around the date on which the DPA expires and otherwise ceases to operate.
3	For 2014, fixed pay includes base salary, fixed pay allowance and pension allowance for the year, and excludes benefits. For 2013 and earlier, fixed pay includes base salary only.
4	Long-term incentive awards are shown in the year where the performance period is deemed to be substantially completed. For performance share awards this is at the end of the third financial year following the date of grant (Performance Share awards shown in 2010 therefore relate to awards granted in 2008). For GPSP awards this is at the end of the financial year preceding the date of grant (GPSP awards shown in 2011 to 2014 therefore relate to awards granted in 2012 to 2015).

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Comparison of Group CEO and all-employee pay

The following table compares the changes in Group CEO pay to changes in employee pay between 2013 and 2014:

Percentage change in remuneration

	Base salary	Benefits	[3]	Annual incentive	[4]

Group CEO[1]	0.0%	(0.3%	)	(29.6%	)
Employee group[2]	4.4%	5.7%		(5.3%	)

1	Group CEO received an FPA of £1.7 million with effect from 1 January 2014 based on the new remuneration policy approved by shareholders. Further details on the FPA are provided in the remuneration policy section for executive Directors.
2	Employee group consists of all employees globally, based on costs included in wages and salaries disclosed in financial reports (excluding FPA) and staff numbers (full-time equivalents averaged over the financial year).
3	Employee group consists of UK employees only (full-time equivalents averaged over the financial year) as it was deemed the most appropriate comparison for the Group CEO given varying local requirements.
4	Employee group consists of all employees globally, based on annual incentive pool less GPSP as disclosed in financial reports and staff numbers (full-time equivalents at the financial year-end).

Directors’ interests in shares

Guidelines

To ensure appropriate alignment with our shareholders, we have shareholding guidelines expressed as a number of shares for executive Directors, non-executive Directors, and Group Managing Directors. The Committee considers that share ownership by senior executives and non-executive Directors helps align their interests with those of shareholders. The numbers of shares they are required to hold are set out in the table below.

Individuals are given five years from 2014 or (if later) their appointment as executive Director, non-executive Director, or Group Managing Director to build up the recommended levels of shareholding.

HSBC operates an anti-hedging policy for all employees. As part of this all employees are required to certify each year that they have not entered into any personal hedging strategies in relation to their holdings of HSBC shares.

The Committee monitors compliance with the share ownership guidelines annually. The Committee has full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of GPSP and/or an increase in the proportion of the annual variable pay that is deferred into shares.

The shareholdings of all persons who were Directors in 2014 (including the shareholdings of their connected persons) at 31 December 2014 or at the time of their retirement are set out below.

Share options

			Exercisable		At 1 Jan	Exercised	At 31 Dec
	Date of award	Exercise price	From[1]	until	2014	in year	2014

Douglas Flint	24 Apr 2012	4.4621	1 Aug 2015	1 Feb 2016	2,016	–	2,016
Douglas Flint	23 Sep 2014	5.1887	1 Nov 2019	1 May 2020	–	–	2,919
Iain Mackay	23 Sep 2014	5.1887	1 Nov 2017	1 May 2018	–	–	3,469

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £500 (or equivalent) each month over a period of three or five years which may be used on or around the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 31 December 2014 was £6.09. The highest and lowest market values per ordinary share during the year were £6.81 and £5.89. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Shares

			At 31 December 2014 or date of retirement
				Scheme interests
						Shares awarded subject to deferral
	Shareholding requirement (number of shares)	[1]	Total share interests (number of shares)	Share options	[2]	without performance conditions	[3]	with performance conditions

Executive Directors
Douglas Flint	400,000		400,748	4,935		–		–
Stuart Gulliver	750,000		2,611,188	–		2,476,808		87,007
Iain Mackay	450,000		79,933	3,469		942,732		60,150
Marc Moses	450,000		480,423	–		1,216,599		58,439
Group Managing Directors[4]	250,000		n/a	n/a		n/a		n/a

Non-executive Directors[5]
Safra Catz	15,000		20,045	n/a		n/a		n/a
John Coombe[6]	15,000		23,845	n/a		n/a		n/a
Lord Evans of Weardale	15,000		5,519	n/a		n/a		n/a
Joachim Faber	15,000		24,105	n/a		n/a		n/a
Rona Fairhead	15,000		76,524	n/a		n/a		n/a
Sam Laidlaw	15,000		36,768	n/a		n/a		n/a
John Lipsky	15,000		15,820	n/a		n/a		n/a
Rachel Lomax	15,000		15,500	n/a		n/a		n/a
Heidi Miller[7]	15,000		3,575	n/a		n/a		n/a
Sir Simon Robertson	15,000		22,981	n/a		n/a		n/a
Jonathan Symonds[8]	15,000		20,553	n/a		n/a		n/a

1	The current shareholding requirement does not count unvested share based incentives.
2	All share options are unexercised.
3	Includes GPSP awards which are made following an assessment of performance over the relevant period ending on 31 December immediately before the grant date but are subject to a five-year vesting period.
4	All of the Group Managing Directors are expected to meet their minimum shareholding requirement by 2019 or within five years of the date of their appointment, whichever is later.
5	Those who were non-executive Directors in 2014 but are not in the list above did not hold any shares as at 31 December 2014, or at the date of their retirement, directly or through any connected persons.
6	John Coombe retired as a Director on 23 May 2014.
7	Appointed on 1 September 2014.
8	Appointed on 14 April 2014.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Shareholder context

The table below shows the outcome of the remuneration-related votes at the Annual General Meeting of HSBC Holdings plc held on 23 May 2014.

	Number of votes cast	For	Against	Withheld

Advisory vote on 2013 Remuneration Report	9,744,121,154	8,180,579,271 (83.95%)	1,563,541,883 (16.05%)	205,528,859
Binding vote on the Remuneration Policy	9,781,954,191	7,762,051,505 (79.35%)	2,019,902,686 (20.65%)	167,509,544

Implementation of remuneration policy in 2015

The table below summarises how each element of pay will be implemented in 2015.

Purpose and link to strategy	Operation and planned changes to policy

Fixed pay

Base salary	Base salary levels will remain unchanged from their 2014 levels as follows: Douglas Flint: £1,500,000 Stuart Gulliver: £1,250,000 Iain Mackay: £700,000 Marc Moses: £700,000

Fixed pay allowance[1]	Fixed pay allowances will remain unchanged from their 2014 levels as follows: Douglas Flint: Nil Stuart Gulliver: £1,700,000 Iain Mackay: £950,000 Marc Moses: £950,000

Pension	Pension Allowance to apply in 2015 as a percentage of base salary will remain unchanged as follows: Douglas Flint: 50% Stuart Gulliver: 50% Iain Mackay: 50% Marc Moses: 50%
Benefits

Benefits	No changes are proposed to the benefits package for 2015.
Variable pay[1]

Annual incentive	No changes are proposed to the annual incentive.

GPSP	No changes are proposed to the GPSP.

1	This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint, who is not eligible for a fixed pay allowance or variable pay awards.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Annual bonus scorecards

The measures and weightings of the performance measures to apply to the 2015 annual incentive for Stuart Gulliver, Iain Mackay and Marc Moses are given below. Douglas Flint is not included as he is not eligible for an annual incentive award.

The Committee is of the opinion that the performance targets for the annual incentive are commercially sensitive and that it would be detrimental to the interests of the company to disclose them before the start of the financial year. Subject to commercial sensitivity, the targets will be disclosed after the end of the relevant financial year in that year’s remuneration report.

2015 annual incentive scorecards

Stuart Gulliver		Iain Mackay		Marc Moses
Measures	Weighting	Functional measures linked to	Weighting	Functional measures linked to	Weighting

Profit before tax[1]	15%	Grow both business and dividends	15%	Grow both business and dividends	20%
Return on equity	15%	Global Standards including risk and compliance	50%	Global Standards including risk and compliance	50%
Jaws[2]	15%	Streamline processes and procedures	25%	Streamline processes and procedures	20%
Grow dividends[3]	15%

Financial	60%	Strategic priorities	90%	Strategic priorities	90%

Strategy execution	15%	People	10%	People	10%
Global Standards including risk and compliance	25%

Non-financial	40%	People	10%	People	10%

Promoting HSBC Values	Over-riding test	Promoting HSBC Values	Over-riding test	Promoting HSBC Values	Over-riding test

Total	100%	Total	100%	Total	100%

2015 Group GPSP scorecard

Measure	Long-term target range	Weighting

Return on equity[2]	>10%	20%
Jaws[2]	Positive adjusted jaws	20%
Grow dividends[3]	Progressive	20%

Financial		60%

Strategy execution	Judgement	15%
Global standards including risk and compliance	Judgement	25%

Non-financial		40%

Total		100%

1	Profit before tax, as defined for the Group variable pay pool.
2	Revenue growth less operating expense, on an adjusted basis.
3	Dividend per ordinary share (USD) in respect of the year, measured year on year; consistent with the growth of the overall profitability of the Group, predicated on the continued ability to meet with regulatory capital requirements.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Appendix to Directors’ Remuneration Report

Additional disclosures

This appendix provides disclosures required under the Hong Kong Ordinances, Hong Kong Listing Rules, Project Merlin agreement, Financial Conduct Authority’s Prudential Sourcebook for Banks and the US Securities and Exchange Commission Form 20-F disclosures.

Employee compensation and benefits

Emoluments of Directors

Set out below are details of emoluments paid to executive Directors for the year ended 31 December 2014.

	Douglas Flint	Stuart Gulliver	Iain Mackay	Marc Moses
	£000	£000	£000	£000

Basic salaries, allowances and benefits in kind	2,491	4,217	2,071	2,039
Pension contributions	–	–	–	–
Performance-related pay paid or receivable	–	3,402	1,998	2,164
Inducements to join paid or receivable	–	–	–	–
Compensation for loss of office	–	–	–	–

Total	2,491	7,619	4,069	4,203

Total (US$000)	4,101	12,545	6,700	6,922

Total 2013 (US$000)	3,752	12,558	6,813	–

The aggregate amount of Directors emoluments (including both executive Directors and non-executive Directors) for the year ended 2014 was US$34,475,463. No payments were made in respect of pensions and loss of office. Marc Moses was appointed an executive Director with effect from 1 January 2014, therefore his 2013 figures have not been disclosed.

Emoluments of senior management

Set out below are details of emoluments paid to senior management (being executive Directors and Group Managing Directors of HSBC Holdings) for the year ended 31 December 2014 or for the period of appointment as a Director or Group Managing Director.

Emoluments of senior management

Senior management £000

Basic salaries, allowances and benefits in kind	32,237
Pension contributions	433
Performance-related pay paid or receivable	23,749
Inducements to join paid or receivable	–
Compensation for loss of office	–

Total	56,419

Total (US$000)	92,893
The aggregate emoluments of senior management for the year ended 31 December 2014 was US$92,892,912. The emoluments of senior management were within the following bands:
Number of senior management

£0 – £1,000,000	1
£1,000,001 – £2,000,000	1
£2,000,001 – £3,000,000	7
£3,000,001 – £4,000,000	3
£4,000,001 – £5,000,000	3
£6,000,001 – £7,000,000	1
£7,000,001 – £8,000,000	1

The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for executive Directors and senior management for the year ended 31 December 2014 was US$713,715.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Emoluments of five highest paid employees

Set out below are details of remuneration paid to the five individuals whose emoluments were the highest in HSBC (including two executive Directors and two Group Managing Directors of HSBC Holdings), for the year ended 31 December 2014.

Emoluments of the five highest paid employees

5 highest paid employees £000

Basic salaries, allowances and benefits in kind	14,945
Pension contributions	128
Performance-related pay paid or receivable	11,690
Inducements to join paid or receivable	–
Compensation for loss of office	–

Total	26,763

Total (US$000)	44,066
The emoluments of the five highest paid employees were within the following bands:
Number of 5 highest paid employees
£4,000,001 – £4,100,000	1
£4,200,001 – £4,300,000	1
£4,700,001 – £4,800,000	1
£6,000,001 – £6,100,000	1
£7,600,001 – £7,700,000	1

Remuneration of eight highest paid senior executives

Set out below are details of the remuneration of the eight highest paid senior executives (including members of the GMB, but not Directors of HSBC Holdings):

	Employee
	1	2	3	4	5	6	7	8
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	650	606	650	668	741	650	765	561
Shares-based	3,016	1,549	904	726	617	710	376	434

Total fixed	3,666	2,155	1,554	1,394	1,358	1,360	1,141	995

Annual incentive[1]
Cash	421	345	283	265	224	223	224	199
Non-deferred shares[2]	421	345	283	265	224	223	224	199
Deferred cash[3]	631	517	424	398	336	334	336	299
Deferred shares[3]	631	517	424	398	336	334	336	299

Total annual incentive	2,104	1,724	1,414	1,326	1,120	1,114	1,120	996

GPSP
Deferred shares	234	191	157	147	125	124	124	111

Total variable pay	2,338	1,915	1,571	1,473	1,245	1,238	1,244	1,107

Total remuneration	6,004	4,070	3,125	2,867	2,603	2,598	2,385	2,102

Total remuneration (US$000)	9,887	6,701	5,144	4,720	4,287	4,276	3,928	3,461

1	Annual incentive in respect of performance year 2014.
2	Awards vested, subject to a six-month retention period.
3	Awards vest over a three-year period, 33% vests on or around the first and second anniversary of grant and 34% on or around third anniversary of grant.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Pillar 3 remuneration disclosures

The following tables show the remuneration awards made by HSBC to its Identified Staff and MRTs for 2014. Individuals have been identified as MRTs based on the qualitative and quantitative criteria set out in the Regulatory Technical Standard EU 604/2014 that came into force in June 2014. This replaces the criteria that were previously used to identify Code Staff for the purposes of the PRA’s and the FCA’s Remuneration Code.

The scope of the qualitative and quantitative criteria specified in Regulatory Technical Standard EU 604/2014 to identify MRTs is much broader than the criteria used to identify Code Staff in previous years. Accordingly, the number of individuals identified as MRTs for 2014 is significantly larger than the number of individuals that were identified as Code Staff in previous years. The figures for 2013 in the tables below relate to the number of individuals that were identified as Code Staff for 2013.

These disclosures reflect the requirements of the FCA’s Prudential Sourcebook for Banks.

Aggregate remuneration expenditure

	Global business aligned
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Non-global business aligned US$m	Total US$m
Aggregate remuneration expenditure (2014 MRTs/2013 Code Staff)[1]
2014	94.3	61.7	741.3	70.2	374.4	1,341.9
2013	39.7	14.6	309.0	44.9	171.2	579.4

1	Includes salary and incentives awarded in respect of performance in the years 2013 and 2014 (including deferred component) and any pension or benefits outside of policy.

Remuneration – fixed and variable amounts – Group-wide

	2014				2013
	Senior manage- ment	[1]	MRTs (non-senior manage- ment)	Total	Senior manage- ment	[1]	Code Staff (non-senior manage- ment)	Total

Number of 2014 MRTs/2013 Code Staff	98		1,080	1,178	66		264	330

	US$m		US$m	US$m	US$m		US$m	US$m
Fixed
Cash-based	64.1		517.0	581.1	52.6		101.1	153.7
Shares-based	51.8		88.7	140.5	–		–	–

Total fixed	115.9		605.7	721.6	52.6		101.1	153.7
Variable[2]
Cash	18.5		138.9	157.4	19.0		60.1	79.1
Non-deferred shares[3]	18.5		132.0	150.5	18.9		56.5	75.4
Deferred cash	24.9		119.5	144.4	26.6		79.3	105.9
Deferred shares	41.5		126.4	167.9	72.4		92.8	165.2

Total variable pay[4]	103.4		516.8	620.2	136.9		288.7	425.6

1	Definition of senior management for 2014 includes members of the Group Management Board, Group General Managers and non-executive Directors. For 2013, this includes members of the Group Management Board and Group General Managers only.
2	Variable pay awarded in respect of performance in the years 2013 and 2014.
3	Vested shares, subject to a six-month retention period.
4	In accordance with shareholder approval received on 23 May 2014, for each MRT the variable component of remuneration for any one year is limited to 200% of fixed component of total remuneration of the MRT.

Remuneration – fixed and variable amounts – UK based

	2014			2013
	Senior manage- ment	MRTs (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Number of 2014 MRTs/2013 Code Staff	64	446	510	35	157	192

	US$m	US$m	US$m	US$m	US$m	US$m

Total fixed	73.1	244.5	317.6	30.4	53.7	84.1
Total variable pay[1]	60.7	205.2	265.9	86.0	120.3	206.3

1	Variable pay awarded in respect of performance in the years 2013 and 2014.

HSBC HOLDINGS PLC

Directors’ Remuneration Report (continued)

Deferred remuneration1

	2014				2013
	Senior manage- ment US$m	MRTs (non-senior manage- ment) US$m	Total US$m	Senior manage- ment US$m	Code Staff (non-senior manage- ment) US$m	Total US$m
Deferred remuneration at 31 December
Outstanding, unvested	270.2	691.8	962.0	213.4	331.7	545.1
Awarded during the year	112.6	353.8	466.4	87.0	159.6	246.6
Paid out[2]	33.9	210.3	244.2	110.7	269.9	380.6
Reduced through malus[3]	–	–	–	0.4	–	0.4

1   This table provides details of actions taken during the performance years 2013 and 2014. For details of variable pay awards granted for the performance years 2013 and 2014, please refer to both the Remuneration tables above.

2   All valued as at 31 December of the relevant year, except for 2013 vested shares which are valued using share price as at day of vesting.

3   This table only discloses instances of malus for 2014 MRTs/2013 Code Staff. Malus has been applied in the year for other individuals who have left the Group. Where practicable, an adjustment will be made to current year variable pay, before the application of malus (see page 306 for further information).

Sign-on and severance payments
	2014				2013
	Senior manage- ment	MRTs (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total
Sign-on payments
Made during year (US$m)	1.9	2.6	4.5	–	3.7	3.7
Number of beneficiaries	1	5	6	–	3	3

Severance payments
Made during year (US$m)	–	4.1	4.1	1.1	1.6	2.7
Number of beneficiaries	–	13	13	3	5	8
Highest such award to single person (US$m)	–	0.5	0.5	0.6	0.6
MRT remuneration by band[1]
	Number of 2014 MRTs			Number of 2013 Code Staff
	Senior manage- ment	MRTs (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

€0 – €1,000,000	29	829	858	11	139	150
€1,000,001 – €1,500,000	20	150	170	19	44	63
€1,500,001 – €2,000,000	10	54	64	9	33	42
€2,000,001 – €2,500,000	13	23	36	6	19	25
€2,500,001 – €3,000,000	10	12	22	7	16	23
€3,000,001 – €3,500,000	6	7	13	4	10	14
€3,500,001 – €4,000,000	3	3	6	2	1	3
€4,000,001 – €4,500,000	2	1	3	3	1	4
€4,500,001 – €5,000,000	2	1	3	3	–	3
€5,000,001 – €6,000,000	1	–	1	–	1	1
€6,000,001 – €7,000,000	–	–	–	–	–	–
€7,000,001 – €8,000,000	1	–	1	1	–	1
€8,000,001 – €9,000,000	1	–	1	1	–	1

1	Table prepared in euros in accordance with Article 450 of the Capital Requirements Regulation, using the rates published by the European Commission for financial programming and budget for December of the reported year as published on their website.

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc only

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together “HSBC”) on pages 335 to 457 which comprise the consolidated balance sheets as of 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity, for each of the years in the three-year period ended 31 December 2014, including the disclosures marked ‘audited’ within the ‘Report of the Directors: Risk’ section on pages 111 to 237 and the ‘Report of the Directors: Capital’ section on page 238 to 262. We have also audited HSBC’s internal control over financial reporting as of 31 December 2014, based on the Financial Reporting Council’s Internal Control Revised Guidance for Directors, and the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Assessment of Internal Controls’. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on HSBC’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2014, in conformity with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’) and IFRSs as issued by the International Accounting Standards Board (‘IASB’). Also, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the Financial Reporting Council’s Internal Control Revised Guidance for Directors, and the criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

KPMG Audit Plc

London, England

23 February 2015

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

This page is intentionally left blank.

HSBC HOLDINGS PLC

Financial Statements

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated income statement

for the year ended 31 December 2014

		2014	2013	2012
	Notes	US$m	US$m	US$m
Interest income		50,955	51,192	56,702
Interest expense		(16,250)	(15,653)	(19,030)

Net interest income		34,705	35,539	37,672
Fee income		19,545	19,973	20,149
Fee expense		(3,588)	(3,539)	(3,719)

Net fee income		15,957	16,434	16,430

Trading income excluding net interest income		4,853	6,643	4,408
Net interest income on trading activities		1,907	2,047	2,683

Net trading income		6,760	8,690	7,091

Changes in fair value of long-term debt issued and related derivatives		508	(1,228)	(4,327)
Net income from other financial instruments designated at fair value		1,965	1,996	2,101

Net income/(expense) from financial instruments designated at fair value	2	2,473	768	(2,226)

Gains less losses from financial investments		1,335	2,012	1,189
Dividend income		311	322	221
Net insurance premium income	3	11,921	11,940	13,044
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd		–	–	7,024
Other operating income		1,131	2,632	2,100

Total operating income		74,593	78,337	82,545

Net insurance claims and benefits paid and movement in liabilities to policyholders	4	(13,345)	(13,692)	(14,215)

Net operating income before loan impairment charges and other credit risk provisions		61,248	64,645	68,330

Loan impairment charges and other credit risk provisions	5	(3,851)	(5,849)	(8,311)

Net operating income		57,397	58,796	60,019
Employee compensation and benefits	6	(20,366)	(19,196)	(20,491)
General and administrative expenses		(18,565)	(17,065)	(19,983)
Depreciation and impairment of property, plant and equipment		(1,382)	(1,364)	(1,484)
Amortisation and impairment of intangible assets	21	(936)	(931)	(969)

Total operating expenses		(41,249)	(38,556)	(42,927)

Operating profit	5	16,148	20,240	17,092

Share of profit in associates and joint ventures	20	2,532	2,325	3,557

Profit before tax		18,680	22,565	20,649

Tax expense	8	(3,975)	(4,765)	(5,315)

Profit for the year		14,705	17,800	15,334
Profit attributable to shareholders of the parent company		13,688	16,204	14,027
Profit attributable to non-controlling interests		1,017	1,596	1,307

		US$	US$	US$

Basic earnings per ordinary share	10	0.69	0.84	0.74
Diluted earnings per ordinary share	10	0.69	0.84	0.74

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of comprehensive income

for the year ended 31 December 2014

	2014	2013	2012
	US$m	US$m	US$m

Profit for the year	14,705	17,800	15,334
Other comprehensive income/(expense)

Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments[2]	2,972	(1,718)	5,070
– fair value gains/(losses)	4,794	(1,787)	6,396
– fair value gains reclassified to the income statement	(1,672)	(1,277)	(1,872)
– amounts reclassified to the income statement in respect of impairment losses	374	286	1,002
– income taxes	(524)	1,060	(456)

Cash flow hedges	188	(128)	109
– fair value gains	1,512	776	552
– fair value gains reclassified to the income statement	(1,244)	(894)	(423)
– income taxes	(80)	(10)	(20)

Share of other comprehensive income/(expense) of associates and joint ventures	80	(71)	533
– share for the year	78	(35)	311
– reclassified to income statement on disposal	2	(36)	222

Exchange differences	(8,903)	(1,372)	1,017
– foreign exchange gains reclassified to income statement on disposal of a foreign operation	(21)	(290)	(1,128)
– other exchange differences	(8,917)	(1,154)	2,145
– Income tax attributable to exchange differences	35	72	–

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	1,985	(458)	(195)
– before income taxes	2,419	(601)	(391)
– income taxes	(434)	143	196

Other comprehensive income for the year, net of tax	(3,678)	(3,747)	6,534

Total comprehensive income for the year	11,027	14,053	21,868
Attributable to:
– shareholders of the parent company	9,245	12,644	20,455
– non-controlling interests	1,782	1,409	1,413

Total comprehensive income for the year	11,027	14,053	21,868

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated balance sheet

at 31 December 2014

		2014	2013
	Notes	US$m	US$m

Assets

Cash and balances at central banks		129,957	166,599
Items in the course of collection from other banks		4,927	6,021
Hong Kong Government certificates of indebtedness		27,674	25,220
Trading assets	12	304,193	303,192
Financial assets designated at fair value	15	29,037	38,430
Derivatives	16	345,008	282,265
Loans and advances to banks[3]		112,149	120,046
Loans and advances to customers[3]		974,660	992,089
Reverse repurchase agreements – non-trading	17	161,713	179,690
Financial investments	18	415,467	425,925
Prepayments, accrued income and other assets	23	75,176	76,842
Current tax assets		1,309	985
Interests in associates and joint ventures	20	18,181	16,640
Goodwill and intangible assets	21	27,577	29,918
Deferred tax assets	8	7,111	7,456

Total assets at 31 December		2,634,139	2,671,318

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		27,674	25,220
Deposits by banks[3]		77,426	86,507
Customer accounts[3]		1,350,642	1,361,297
Repurchase agreements – non-trading	17	107,432	164,220
Items in the course of transmission to other banks		5,990	6,910
Trading liabilities	24	190,572	207,025
Financial liabilities designated at fair value	25	76,153	89,084
Derivatives	16	340,669	274,284
Debt securities in issue	26	95,947	104,080
Accruals, deferred income and other liabilities	27	53,396	52,341
Current tax liabilities		1,213	607
Liabilities under insurance contracts	28	73,861	74,181
Provisions	29	4,998	5,217
Deferred tax liabilities	8	1,524	910
Subordinated liabilities	30	26,664	28,976

Total liabilities at 31 December		2,434,161	2,480,859

Equity
Called up share capital	35	9,609	9,415
Share premium account		11,918	11,135
Other equity instruments		11,532	5,851
Other reserves		20,244	26,742
Retained earnings		137,144	128,728

Total shareholders’ equity		190,447	181,871
Non-controlling interests	34	9,531	8,588

Total equity at 31 December		199,978	190,459

Total liabilities and equity at 31 December		2,634,139	2,671,318

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of cash flows

for the year ended 31 December 2014

		2014	2013	2012
	Notes	US$m	US$m	US$m

Cash flows from operating activities

Profit before tax		18,680	22,565	20,649
Adjustments for:
– net gain from investing activities		(1,928)	(1,458)	(2,094)
– share of profits in associates and joint ventures		(2,532)	(2,325)	(3,557)
– (gain)/loss on disposal of associates, joint ventures, subsidiaries and businesses		9	(1,173)	(7,024)
– other non-cash items included in profit before tax	36	11,262	11,995	19,778
– change in operating assets	36	25,877	(148,899)	(116,521)
– change in operating liabilities	36	(93,814)	164,757	89,070
– elimination of exchange differences[4]		24,571	4,479	(3,626)
– dividends received from associates		757	694	489
– contributions paid to defined benefit plans		(681)	(962)	(733)
– tax paid		(3,573)	(4,696)	(5,587)

Net cash generated from/(used in) operating activities		(21,372)	44,977	(9,156)

Cash flows from investing activities

Purchase of financial investments		(384,199)	(363,979)	(342,974)
Proceeds from the sale and maturity of financial investments		382,837	342,539	329,926
Purchase of property, plant and equipment		(1,477)	(1,952)	(1,318)
Proceeds from the sale of property, plant and equipment		88	441	241
Net cash inflow/(outflow) from disposal of customer and loan portfolios		(1,035)	6,518	–
Net purchase of intangible assets		(903)	(834)	(1,008)
Net cash inflow from disposal of US branch network and US cards business		–	–	20,905
Proceeds from disposal of Ping An		–	7,413	1,954
Net cash inflow/(outflow) from disposal of other subsidiaries, businesses, associates and joint ventures		(242)	3,295	(269)
Net cash outflow from acquisition of or increase in stake of associates		(30)	(26)	(1,804)

Net cash generated from/(used in) investing activities		(4,961)	(6,585)	5,653

Cash flows from financing activities

Issue of ordinary share capital		267	297	594
Net sales/(purchases) of own shares for market-making and investment purposes		(96)	(32)	(25)
Issue of other equity instruments		5,681	–	–
Redemption of preference shares		(234)	–	–
Subordinated loan capital issued		3,500	1,989	37
Subordinated loan capital repaid		(3,163)	(1,662)	(1,754)
Net cash inflow/(outflow) from change in stake in subsidiaries		–	–	(14)
Dividends paid to shareholders of the parent company		(6,611)	(6,414)	(5,925)
Dividends paid to non-controlling interests		(639)	(586)	(572)
Dividends paid to holders of other equity instruments		(573)	(573)	(573)

Net cash used in financing activities		(1,868)	(6,981)	(8,232)

Net increase/(decrease) in cash and cash equivalents		(28,201)	31,411	(11,735)

Cash and cash equivalents at 1 January		346,281	315,308	325,449
Exchange differences in respect of cash and cash equivalents		(16,779)	(438)	1,594

Cash and cash equivalents at 31 December	36	301,301	346,281	315,308

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

Consolidated statement of changes in equity

For the year ended 31 December 2014

						Other reserves
	Called up share capital	Share premium	Other equity instru- ments	[11]	Retained earnings [5,6]	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	[5,7]	Total share- holders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m		US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January 2014	9,415	11,135	5,851		128,728	97	(121)	(542)	27,308		181,871	8,588	190,459

Profit for the year	–	–	–		13,688	–	–	–	–		13,688	1,017	14,705
Other comprehensive income (net of tax)	–	–	–		2,066	2,025	189	(8,723)	–		(4,443)	765	(3,678)
– available-for-sale investments	–	–	–		–	2,025	–	–	–		2,025	947	2,972
– cash flow hedges	–	–	–		–	–	189	–	–		189	(1)	188
– remeasurement of defined benefit asset/liability	–	–	–		1,986	–	–	–	–		1,986	(1)	1,985
– share of other comprehensive income of associates and joint ventures	–	–	–		80	–	–	–	–		80	–	80
– exchange differences	–	–	–		–	–	–	(8,723)	–		(8,723)	(180)	(8,903)

Total comprehensive income for the year	–	–	–		15,754	2,025	189	(8,723)	–		9,245	1,782	11,027
Shares issued under employee remuneration and share plans	60	917	–		(710)	–	–	–	–		267	–	267
Shares issued in lieu of dividends and amounts arising thereon	134	(134)	–		2,709	–	–	–	–		2,709	–	2,709
Capital securities issued	–	–	5,681		–	–	–	–	–		5,681	–	5,681
Dividends to shareholders[8]	–	–	–		(9,893)	–	–	–	–		(9,893)	(712)	(10,605)
Cost of share-based payment arrangements	–	–	–		732	–	–	–	–		732	–	732
Other movements	–	–	–		(176)	21	(10)	–	–		(165)	(127)	(292)

At 31 December 2014	9,609	11,918	11,532		137,144	2,143	58	(9,265)	27,308		190,447	9,531	199,978

At 1 January 2013	9,238	10,084	5,851		120,347	1,649	13	752	27,308		175,242	7,887	183,129

Profit for the year	–	–	–		16,204	–	–	–	–		16,204	1,596	17,800
Other comprehensive income (net of tax)	–	–	–		(561)	(1,577)	(128)	(1,294)	–		(3,560)	(187)	(3,747)
– available-for-sale investments	–	–	–		–	(1,577)	–	–	–		(1,577)	(141)	(1,718)
– cash flow hedges	–	–	–		–	–	(128)	–	–		(128)	–	(128)
– remeasurement of defined benefit asset/liability	–	–	–		(490)	–	–	–	–		(490)	32	(458)
– share of other comprehensive income of associates and joint ventures	–	–	–		(71)	–	–	–	–		(71)	–	(71)
– exchange differences	–	–	–		–	–	–	(1,294)	–		(1,294)	(78)	(1,372)

Total comprehensive income for the year	–	–	–		15,643	(1,577)	(128)	(1,294)	–		12,644	1,409	14,053

Shares issued under employee remuneration and share plans	60	1,168	–		(931)	–	–	–	–		297	–	297
Shares issued in lieu of dividends and amounts arising thereon	117	(117)	–		2,523	–	–	–	–		2,523	–	2,523
Dividends to shareholders[8]	–	–	–		(9,510)	–	–	–	–		(9,510)	(718)	(10,228)
Cost of share-based payment arrangements	–	–	–		630	–	–	–	–		630	–	630
Other movements	–	–	–		26	25	(6)	–	–		45	10	55

At 31 December 2013	9,415	11,135	5,851		128,728	97	(121)	(542)	27,308		181,871	8,588	190,459

HSBC HOLDINGS PLC

Financial Statements (continued)

					Other reserves
	Called up share capital	Share premium	Other equity instru- ments	Retained earnings [5,6]	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	[5,7]	Total share- holders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January 2012	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308		158,725	7,368	166,093

Profit for the year	–	–	–	14,027	–	–	–	–		14,027	1,307	15,334
Other comprehensive income (net of tax)	–	–	–	321	5,010	108	989	–		6,428	106	6,534
– available-for-sale investments	–	–	–	–	5,010	–	–	–		5,010	60	5,070
– cash flow hedges	–	–	–	–	–	108	–	–		108	1	109
– remeasurement of defined benefit asset/liability	–	–	–	(212)	–	–	–	–		(212)	17	(195)
– share of other comprehensive income of associates and joint ventures	–	–	–	533	–	–	–	–		533	–	533
– exchange differences	–	–	–	–	–	–	989	–		989	28	1,017

Total comprehensive income for the year	–	–	–	14,348	5,010	108	989	–		20,455	1,413	21,868

Shares issued under employee remuneration and share plans	119	1,812	–	(1,337)	–	–	–	–		594	–	594
Shares issued in lieu of dividends and amounts arising thereon	185	(185)	–	2,429	–	–	–	–		2,429	–	2,429
Dividends to shareholders[8]	–	–	–	(8,042)	–	–	–	–		(8,042)	(707)	(8,749)
Cost of share-based payment arrangements	–	–	–	988	–	–	–	–		988	–	988
Other movements	–	–	–	93	–	–	–	–		93	(187)	(94)

At 31 December 2012	9,238	10,084	5,851	120,347	1,649	13	752	27,308		175,242	7,887	183,129

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings balance sheet

at 31 December 2014

		2014	2013
	Notes	US$m	US$m

Assets

Cash at bank and in hand:
– balances with HSBC undertakings		249	407
Derivatives	16	2,771	2,789
Loans and advances to HSBC undertakings		43,910	53,344
Financial investments in HSBC undertakings		4,073	1,210
Prepayments, accrued income and other assets		125	133
Current tax assets		472	245
Investments in subsidiaries	22	96,264	92,695
Deferred tax assets	8	–	13

Total assets at 31 December		147,864	150,836

Liabilities and equity

Liabilities
Amounts owed to HSBC undertakings		2,892	11,685
Financial liabilities designated at fair value	25	18,679	21,027
Derivatives	16	1,169	704
Debt securities in issue	26	1,009	2,791
Accruals, deferred income and other liabilities		1,398	1,327
Current tax liabilities		–	48
Deferred tax liabilities	8	17	–
Subordinated liabilities	30	17,255	14,167

Total liabilities		42,419	51,749

Equity
Called up share capital	35	9,609	9,415
Share premium account		11,918	11,135
Other equity instruments		11,476	5,828
Other reserves		37,456	37,303
Retained earnings		34,986	35,406

Total equity		105,445	99,087

Total liabilities and equity at 31 December		147,864	150,836

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

D J Flint, Group Chairman

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of cash flows

for the year ended 31 December 2014

		2014	2013
	Notes	US$m	US$m

Cash flows from operating activities
Profit before tax		6,228	17,725

Adjustments for:
– non-cash items included in profit before tax	36	52	74
– change in operating assets	36	1,854	(10,795)
– change in operating liabilities	36	(9,914)	(1,061)
– tax received		133	156

Net cash generated from/(used in) operating activities		(1,647)	6,099

Cash flows from investing activities
Net cash outflow from acquisition of or increase in stake of subsidiaries		(1,603)	(665)
Repayment of capital from subsidiaries		3,505	–

Net cash used in investing activities		1,902	(665)

Cash flows from financing activities
Issue of ordinary share capital		924	1,192
Issue of other equity instruments		5,635	–
Sales of own shares to meet share awards and share option awards		–	44
Subordinated loan capital issued		3,500	1,989
Subordinated loan capital repaid		(1,654)	(1,618)
Debt securities repaid		(1,634)	–
Dividends paid on ordinary shares		(6,611)	(6,414)
Dividends paid to holders of other equity instruments		(573)	(573)

Net cash generated from/(used in) financing activities		(413)	(5,380)

Net increase in cash and cash equivalents		(158)	54

Cash and cash equivalents at 1 January		407	353

Cash and cash equivalents at 31 December	36	249	407

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

HSBC Holdings statement of changes in equity

for the year ended 31 December 2014

						Other reserves
	Called up share capital	Share premium	Other equity instru- ments	[11]	Retained earnings [9]	Available- for-sale fair value reserve	Other paid-in capital	[10]	Merger and other reserves	[7]	Total share- holders’ equity
	US$m	US$m	US$m		US$m	US$m	US$m		US$m		US$m

At 1 January 2014	9,415	11,135	5,828		35,406	124	2,052		35,127		99,087

Profit for the year	–	–	–		6,527	–	–		–		6,527
Other comprehensive income (net of tax)	–	–	–		–	116	–		–		116
– available-for-sale investments	–	–	–		–	152	–		–		152
– income tax	–	–	–		–	(36)	–		–		(36)

Total comprehensive income for the year	–	–	–		6,527	116	–		–		6,643
Shares issued under employee share plans	60	917	–		(53)	–	–		–		924
Shares issued in lieu of dividends and amounts arising thereon	134	(134)	–		2,709	–	–		–		2,709
Capital securities issued	–	–	5,648		–	–	–		–		5,648
Dividends to shareholders[8]	–	–	–		(9,893)	–	–		–		(9,893)
Tax credit on distributions	–	–	–		104	–	–		–		104
Own shares adjustment	–	–	–		103	–	–		–		103
Exercise and lapse of share options	–	–	–		(37)	–	37		–		–
Cost of share-based payment arrangements	–	–	–		74	–	–		–		74
Income taxes on share-based payments	–	–	–		(2)	–	–		–		(2)
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–		48	–	–		–		48

At 31 December 2014	9,609	11,918	11,476		34,986	240	2,089		35,127		105,445

At 1 January 2013	9,238	10,084	5,828		24,707	114	1,929		35,127		87,027

Profit for the year	–	–	–		17,882	–	–		–		17,882
Other comprehensive income (net of tax)	–	–	–		–	10	–		–		10
– available-for-sale investments	–	–	–		–	2	–		–		2
– income tax	–	–	–		–	8	–		–		8

Total comprehensive income for the year	–	–	–		17,882	10	–		–		17,892
Shares issued under employee share plans	60	1,168	–		(36)	–	–		–		1,192
Shares issued in lieu of dividends and amounts arising thereon	117	(117)	–		2,523	–	–		–		2,523
Dividends to shareholders[8]	–	–	–		(9,510)	–	–		–		(9,510)
Tax credit on distributions	–	–	–		42	–	–		–		42
Own shares adjustment	–	–	–		222	–	–		–		222
Exercise and lapse of share options	–	–	–		(123)	–	123		–		–
Cost of share-based payment arrangements	–	–	–		49	–	–		–		49
Income taxes on share-based payments	–	–	–		–	–	–		–		–
Equity investments granted to employees of subsidiaries under employee share plans	–	–	–		(350)	–	–		–		(350)

At 31 December 2013	9,415	11,135	5,828		35,406	124	2,052		35,127		99,087

Dividends per ordinary share at 31 December 2014 were US$0.49 (2013: US$0.48; 2012: US$0.41).

The accompanying notes on pages 345 to 457 form an integral part of these financial statements1.

For footnote, see page 344.

HSBC HOLDINGS PLC

Financial Statements (continued)

Footnotes to the Financial Statements

1	The audited sections of ‘Risk’ on pages 111 to 237 and the audited sections of ‘Capital’ on pages 238 to 262 are also an integral part of these financial statements.
2	Available-for-sale investments include nil in respect of the investment in Ping An classified as ‘Assets held for sale’ (2013: nil; 2012: US$: 737m).
3	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaninful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 17 on the Financial Statements.
4	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
5	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m has been charged against retained earnings.
6	Retained earnings include 85,337,430 (US$641m) of own shares held within HSBC’s Insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2013: 85,997,271 (US$915m); 2012: 86,394,826 (US$874m)).
7	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
8	Including distributions paid on preference shares and capital securities classified as equity under IFRSs.
9	Retained earnings include 179,419 (US$3m) (2013: 330,030 (US$5m)) of own shares held to fund employee share plans.
10	Other paid-in capital arises from the exercise and lapse of share options granted to employees of HSBC Holdings subsidiaries.
11	During September 2014, HSBC Holdings issued US$2,250m, US$1,500m and €1,500m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were US$13m of external issuance costs and US$33m of intra-group issuance costs which are classified as equity under IFRSs.

HSBC HOLDINGS PLC

Notes on the Financial Statements

1	Basis of preparation and significant accounting policies

(a)	Compliance with International Financial Reporting Standards

International Financial Reporting Standards (‘IFRSs’) comprise accounting standards issued or adopted by the International Accounting Standards Board (‘IASB’) and interpretations issued or adopted by the IFRS Interpretations Committee (‘IFRS IC’).

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with IFRSs as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU.

At 31 December 2014, there were no unendorsed standards effective for the year ended 31 December 2014 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2014 are prepared in accordance with IFRSs as issued by the IASB.

Standards adopted during the year ended 31 December 2014

There were no new standards applied during the year ended 31 December 2014.

On 1 January 2014, HSBC applied ‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’, which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments were applied retrospectively and did not have a material effect on HSBC’s financial statements.

During 2014, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

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

(c)	Future accounting developments

In addition to the projects to complete financial instrument accounting, discussed below, the IASB is working on projects on insurance and lease accounting which could represent significant changes to accounting requirements in the future.

Standards and amendments issued by the IASB and endorsed by the EU but effective after 31 December 2014

During 2014, the EU endorsed the amendments issued by IASB through the Annual Improvements to IFRSs 2010-2012 Cycle and the 2011-2013 Cycle, and a narrow-scope amendment to IAS 19 ‘Employee Benefits’. HSBC has not early applied any of the amendments effective after 31 December 2014 and it expects they will have an immaterial effect, when applied, on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

Standards and amendments issued by the IASB but not endorsed by the EU

In May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The standard is effective for annual periods beginning on or after 1 January 2017 with early application permitted. IFRS 15 provides a principles-based approach for revenue recognition, and introduces the concept of recognising revenue for obligations as they are satisfied. The standard should be applied retrospectively, with certain practical expedients available. HSBC is currently assessing the impact of this standard but it is not practicable to quantify the effect as at the date of the publication of these financial statements.

In July 2014, the IASB issued IFRS 9 ‘Financial Instruments’, which is the comprehensive standard to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’, and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Classification and measurement

The classification and measurement of financial assets will depend on the entity’s business model for their management and their contractual cash flow characteristics and result in financial assets being measured at amortised cost, fair value through other comprehensive income (‘FVOCI’) or fair value through profit or loss. In many instances, the classification and measurement outcomes will be similar to IAS 39, although differences will arise, for

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

example, since IFRS 9 does not apply embedded derivative accounting to financial assets, and equity securities will be measured at fair value through profit or loss or, in limited circumstances, at fair value through other comprehensive income. The combined effect of the application of the business model and the contractual cash flow characteristics tests may result in some differences in the population of financial assets measured at amortised cost or fair value compared with IAS 39. The classification of financial liabilities is essentially unchanged, except that, for certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in other comprehensive income.

Impairment

The impairment requirements apply to financial assets measured at amortised cost and FVOCI, and lease receivables and certain loan commitments and financial guarantee contracts. At initial recognition, allowance (or provision in the case of commitments and guarantees) is required for expected credit losses (‘ECL’) resulting from default events that are possible within the next 12 months (‘12 month ECL’). In the event of a significant increase in credit risk, allowance (or provision) is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’).

The assessment of whether credit risk has increased significantly since initial recognition is performed for each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument, rather than by considering an increase in ECL.

The assessment of credit risk, and the estimation of ECL, are required to be unbiased and probability-weighted, and should incorporate all available information which is relevant to the assessment, including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money. As a result, the recognition and measurement of impairment is intended to be more forward-looking than under IAS 39 and the resulting impairment charge will tend to be more volatile. It will also tend to result in an increase in the total level of impairment allowances, since all financial assets will be assessed for at least 12-month ECL and the population of financial assets to which lifetime ECL applies is likely to be larger than the population for which there is objective evidence of impairment in accordance with IAS 39.

Hedge accounting

The general hedge accounting requirements aim to simplify hedge accounting, creating a stronger link with risk management strategy and permitting hedge accounting to be applied to a greater variety of hedging instruments and risks. The standard does not explicitly address macro hedge accounting strategies, which are being considered in a separate project. To remove the risk of any conflict between existing macro hedge accounting practice and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to remain with IAS 39 hedge accounting.

Transition

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting is generally applied prospectively from that date.

The mandatory application date for the standard as a whole is 1 January 2018, but it is possible to apply the revised presentation for certain liabilities measured at fair value from an earlier date. HSBC intends to revise the presentation of fair value gains and losses relating to the entity’s own credit risk on certain liabilities as soon as permitted by EU law. If this presentation was applied at 31 December 2014, the effect would be to increase profit before tax with the opposite effect on other comprehensive income based on the change in fair value attributable to changes in HSBC’s credit risk for the year, with no effect on net assets. Further information on change in fair value attributable to changes in credit risk, including HSBC’s credit risk, is disclosed in Note 25.

HSBC is assessing the impact that the rest of IFRS 9 will have on the financial statements through a Group-wide project which has been in place since 2012, but due to the complexity of the classification and measurement, impairment, and hedge accounting requirements and their inter-relationships, it is not possible at this stage to quantify the potential effect.

(d)	Changes to the presentation of the Financial Statements and Notes on the Financial Statements

In order to make the financial statements and notes thereon easier to understand, HSBC has changed the location and the wording used to describe certain accounting policies within the notes, removed certain immaterial disclosures and changed the order of certain sections. In applying materiality to financial statement disclosures, we consider both the amount and nature of each item. The main changes to the presentation of the financial statements and notes thereon in 2014 are as follows:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

•	Consolidated balance sheet and Consolidated statement of changes in equity: rationalised certain line items disclosure to focus on material information.
•	Credit risk: changed the order and presentation of certain disclosures to remove duplication and focus on material information.
•	In 2013, the financial statements included Note 2 ‘Summary of significant accounting policies’. In 2014, the accounting policies have been placed, whenever possible, within the relevant Notes on the Financial Statements, and the changes in wording are intended to more clearly set out the accounting policies. These changes in the wording do not represent changes in accounting policies.
•	Critical accounting policies: replaced ‘Critical accounting policies’ with ‘Critical accounting estimates and judgements’ and placed them within the relevant notes alongside the significant accounting policy to which they relate. The new approach meets the reporting requirements of IAS 1 ‘Presentation of Financial Statements’ and of the US Securities and Exchange Commission.
•	Note 6 ‘Employee compensation and benefits’: rationalised to remove duplication and focus on material information.
•	Note 38 ‘Lease commitments’: rationalised to focus on material information.
•	In 2013, the financial statements included Note 13 Analysis of financial assets and liabilities by measurement basis and Note 23 ‘Property, Plant and equipment’. In 2014, separate notes for these areas have been removed and relevant information incorporated into other notes.
•	In 2013, the financial statements included Note 20 ‘Transfers of financial assets’ and Note 36 Assets charged as security for liabilities and collateral accepted as security for assets. In 2014, the relevant information for these areas has been included in a single Note 19 ‘Assets charged as security for liabilities, assets transferred and collateral accepted as security for assets’.

From 1 January 2014, HSBC has chosen to present non-trading reverse repos and repos separately on the face of the balance sheet. These items are classified for accounting purposes as loans and receivables or financial liabilities measured at amortised cost. Previously, they were presented on an aggregate basis together with other loans or deposits measured at amortised cost under the following headings in the consolidated balance sheet: ‘Loans and advances to banks’, ‘Loans and advances to customers’, ‘Deposits by banks’ and ‘Customer accounts’. The separate presentation aligns disclosure of reverse repos and repos with market practice and provides more meaningful information in relation to loans and advances. Further explanation is provided in Note 17.

From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’. This better aligns with internal information used to manage the business. Comparative data have been re-presented. Further explanation is provided in Note 11.

(e)	Presentation of information

Disclosures under IFRS 4 ‘Insurance Contracts’ and IFRS 7 ‘Financial Instruments: Disclosures’ concerning the nature and extent of risks relating to insurance contracts and financial instruments have been included in the audited sections of the ‘Report of the Directors: Risk’ on pages 111 to 237.

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ have been included in the audited sections of ‘Report of the Directors: Capital’ on pages 238 to 262.

Disclosures relating to HSBC’s securitisation activities and structured products have been included in the audited section of ‘Report of the Directors: Risk’ on pages 111 to 237.

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

In publishing the parent company financial statements together with the Group financial statements, HSBC Holdings has taken advantage of the exemption in section 408(3) of the Companies Act 2006 not to present its individual income statement and related notes.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC’s consolidated financial statements are presented in US dollars because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. The US dollar is also HSBC Holdings’ functional currency because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities.

(f)	Critical accounting estimates and judgements

The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items listed below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based, resulting in materially different conclusions from those reached by management for the purposes of the 2014 Financial Statements. Management’s selection of HSBC’s accounting policies which contain critical estimates and judgements is listed below; it reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved:

•	Impairment of loans and advances: Note 1(k);

•	Deferred tax assets: Note 8;

•	Valuation of financial instruments: Note 13;

•	Impairment of interests in associates: Note 20;

•	Goodwill impairment: Note 21;

•	Provisions: Note 29.

(g)	Going concern

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

(h)	Consolidation and related disclosures

HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control is initially assessed based on consideration of all facts and circumstances, and is subsequently reassessed when there are significant changes to the initial setup.

Where an entity is governed by voting rights, HSBC would consolidate when it holds, directly or indirectly, the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power over the relevant activities or holding the power as agent or principal.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration, given at the date of exchange. Acquisition-related costs are recognised as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are generally measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of non-controlling interest and the fair value of HSBC’s previously held equity interest, if any, over the net of the amounts of the identifiable assets acquired and the liabilities assumed. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. For acquisitions achieved in stages, the previously held equity interest is remeasured at the acquisition-date fair value with the resulting gain or loss recognised in the income statement.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates, based on either financial statements made up to 31 December or pro-rated amounts adjusted for any material transactions or events occurred between the date of financial statements available and 31 December.

(i)	Foreign currencies

Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured at historical cost in a foreign

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined. Any foreign exchange component of a gain or loss on a non-monetary item is recognised either in other comprehensive income or in the income statement depending where the gain or loss on the underlying non-monetary item is recognised.

In the consolidated financial statements, the assets and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars, are translated into the Group’s presentation currency at the rate of exchange at the balance sheet date, while their results are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net assets, and the retranslation of the results for the reporting period from the average rate to the exchange rate at the period end, are recognised in other comprehensive income. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate financial statements and in other comprehensive income in consolidated financial statements. On disposal of a foreign operation, exchange differences previously recognised in other comprehensive income are reclassified to the income statement as a reclassification adjustment.

(j)	Loans and advances to banks and customers

These include loans and advances originated by HSBC, not classified as held for trading or designated at fair value. They are recognised when cash is advanced to a borrower and are derecognised when either the borrower repays its obligations, or the loans are sold, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment allowance.

Loans and advances are reclassified to ‘Assets held for sale’ when they meet the criteria presented in Note 23; however, their measurement continues to be in accordance with this policy.

HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a derivative. On drawdown, the loan is classified as held for trading. Where HSBC intends to hold the loan, a provision on the loan commitment is only recorded where it is probable that HSBC will incur a loss. On inception of the loan, the loan to be held is recorded at its fair value and subsequently measured at amortised cost. For certain transactions, such as leveraged finance and syndicated lending activities, the cash advanced may not be the best evidence of the fair value of the loan. For these loans, where the initial fair value is lower than the cash amount advanced, the difference is charged to the income statement in other operating income. The write-down will be recovered over the life of the loan, through the recognition of interest income, unless the loan becomes impaired.

(k)	Impairment of loans and advances and available-for-sale financial assets

Critical accounting estimates and judgements

Impairment of loans and advances

Loan impairment allowances represent management’s best estimate of losses incurred in the loan portfolios at the balance sheet date. Management is required to exercise judgement in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances.

The largest concentration of collectively assessed loan impairment allowances are in North America, where they were US$2.4bn, representing 38% (2013: US$3.8bn; 47%) of the Group’s total collectively assessed loan impairment allowances and 19% (2013:25%) of the Group’s total impairment allowances. Of the North American collective impairment allowances approximately 71% (2013: 79%) related to the US CML portfolio.

Collective impairment allowances are subject to estimation uncertainty, in part because it is not practicable to identify losses on an individual loan basis due to the large number of individually insignificant loans in the portfolio. The estimation methods include the use of statistical analyses of historical information, supplemented with significant management judgement, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than historical experience.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

For individually assessed loans, judgement is required in determining whether there is objective evidence that a loss event has occurred and, if so, the measurement of the impairment allowance. In determining whether there is objective evidence that a loss event has occurred, judgement is exercised in evaluating all relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A higher level of judgement is required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly where the likelihood of repayment is affected by the prospects for refinancing or the sale of a specified asset. For those loans where objective evidence of impairment exists, management determine the size of the allowance required based on a range of factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

HSBC might provide loan forbearance to borrowers experiencing financial difficulties by agreeing to modify the contractual payment terms of loans in order to improve the management of customer relationships, maximise collection opportunities or avoid default or repossession. Where forbearance activities are significant, higher levels of judgement and estimation uncertainty are involved in determining their effects on loan impairment allowances. Judgements are involved in differentiating the credit risk characteristics of forbearance cases, including those which return to performing status following renegotiation. Where collectively assessed loan portfolios include significant levels of loan forbearance, portfolios are segmented to reflect their specific credit risk characteristics, and estimates are made of the incurred losses inherent within each forbearance portfolio segment. Forbearance activities take place in both retail and wholesale loan portfolios, but our largest concentration is in the US, in HSBC Finance’s CML portfolio.

The exercise of judgement requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas. Many of the factors have a high degree of interdependency and there is no single factor to which our loan impairment allowances as a whole are sensitive, though they are particularly sensitive to general economic and credit conditions in North America. For example, a 10% increase in impairment allowances on collectively assessed loans and advances in North America would have increased loan impairment allowances by US$0.2bn at 31 December 2014 (2013: US$0.4bn).

Impairment of loans and advances

Losses for impaired loans are recognised when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances that are calculated on individual loans or on groups of loans assessed collectively, are recorded as charges to the income statement and are recorded against the carrying amount of impaired loans on the balance sheet. Losses which may arise from future events are not recognised.

Individually assessed loans and advances

The factors considered in determining whether a loan is individually significant for the purposes of assessing impairment include the size of the loan, the number of loans in the portfolio, and the importance of the individual loan relationship, and how this is managed. Loans that meet these criteria will be individually assessed for impairment, except when volumes of defaults and losses are sufficient to justify treatment under a collective assessment methodology (see below).

Loans considered as individually significant are typically to corporate and commercial customers, are for larger amounts and are managed on an individual basis. For these loans, HSBC considers on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. The criteria used to make this assessment include:

–	known cash flow difficulties experienced by the borrower;
–	contractual payments of either principal or interest being past due for more than 90 days;
–	the probability that the borrower will enter bankruptcy or other financial realisation;
–	a concession granted to the borrower for economic or legal reasons relating to the borrower’s financial difficulty that results in forgiveness or postponement of principal, interest or fees, where the concession is not insignificant; and
–	there has been deterioration in the financial condition or outlook of the borrower such that its ability to repay is considered doubtful.

For loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:

–	HSBC’s aggregate exposure to the customer;
–	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;
–	the amount and timing of expected receipts and recoveries;
–	the likely dividend available on liquidation or bankruptcy;
–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;
–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;
–	the likely costs of obtaining and selling collateral as part of foreclosure;
–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and
–	when available, the secondary market price of the debt.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The determination of the realisable value of security is based on the market value at the time the impairment assessment is performed. The value is not adjusted for expected future changes in market prices, though adjustments are made to reflect local conditions such as forced sale discounts.

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

Collectively assessed loans and advances

Impairment is assessed collectively to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment or for homogeneous groups of loans that are not considered individually significant. Retail lending portfolios are generally assessed for impairment collectively as the portfolios are generally large homogeneous loan pools.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of impairment has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for a collective impairment assessment. These credit risk characteristics may include country of origination, type of business involved, type of products offered, security obtained or other relevant factors. This assessment captures impairment losses that HSBC has incurred as a result of events occurring before the balance sheet date, which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. When information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed individually.

The collective impairment allowance is determined after taking into account:

–	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
–	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
–	management’s judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The period between a loss occurring and its identification is estimated by management for each identified portfolio based on economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. As it is assessed empirically on a periodic basis, the estimated period may vary over time as these factors change.

Homogeneous groups of loans and advances

Statistical methods are used to determine collective impairment losses for homogeneous groups of loans not considered individually significant. Losses in these groups of loans are recorded individually when individual loans are removed from the group and written off. The methods that are used to calculate collective allowances are:

–	When appropriate empirical information is available, HSBC utilises roll-rate methodology, which employs statistical analyses of historical data and experience of delinquency and default to reliably estimate the amount of the loans that will eventually be written off as a result of the events occurring before the balance sheet date but which HSBC is not able to identify individually. Individual loans are grouped using ranges of past due days; statistical analysis is then used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and become irrecoverable. Additionally, individual loans are segmented based on their credit characteristics as described above. In applying this methodology, adjustments are made to estimate the periods of time between a loss event occurring and its discovery, for example through a missed payment, (known as the emergence period) and the period of time between discovery and write-off (known as the outcome period). Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

–	When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a basic formulaic approach based on historical loss rate experience, or a discounted cash flow model. Where a basic formulaic approach is undertaken, the period between a loss event occurring and its identification is explicitly estimated by local management, and is typically between six and twelve months.

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

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans as part of an orderly realisation are recorded as ‘Assets held for sale’ and reported in ‘Other assets’ if those assets are classified as held for sale. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held for sale. Impairments and reversal of previous impairments are recognised in the income statement in ‘Other operating income’, together with any realised gains or losses on disposal.

Renegotiated loans

Loans subject to collective impairment assessment whose terms have been renegotiated are no longer considered past due, but are treated as up to date loans for measurement purposes once a minimum number of payments required have been received. They are segregated from other parts of the loan portfolio for the purposes of collective impairment assessment, to reflect their risk profile. Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired. The carrying amounts of loans that have been classified as renegotiated retain this classification until maturity or derecognition.

A loan that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement made on substantially different terms or if the terms of an existing agreement are modified such that the renegotiated loan is substantially a different financial instrument. Any new agreements arising due to derecognition events will continue to be disclosed as renegotiated loans and are assessed for impairment as above.

Impairment of available-for-sale financial assets

Available-for-sale financial assets are assessed at each balance sheet date for objective evidence of impairment. If such evidence exists as a result of one or more events that occurred after the initial recognition of the financial asset (a ‘loss event’) and that loss event has an impact which can be reliably measured on the estimated future cash flows of the financial asset an impairment loss is recognised.

If the available-for-sale financial asset is impaired, the difference between its acquisition cost (net of any principal repayments and amortisation) and its current fair value, less any previous impairment loss recognised in the income statement, is recognised in the income statement.

Impairment losses are recognised in the income statement within ‘Loan impairment charges and other credit risk provisions’ for debt instruments and within ‘Gains less losses from financial investments’ for equities. The impairment methodologies for available-for-sale financial assets are set out in more detail below:

–	Available-for-sale debt securities. In assessing objective evidence of impairment at the reporting date, HSBC considers all available evidence, including observable data or information about events specifically relating to the securities which may result in a shortfall in the recovery of future cash flows. Financial difficulties of the issuer, as well as other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment.

In addition, the performance of underlying collateral and the extent and depth of market price declines is relevant when assessing objective evidence of impairment of available-for-sale ABSs. The primary indicators of potential impairment are considered to be adverse fair value movements and the disappearance of an active market for a security, while changes in credit ratings are of secondary importance.

–	Available-for-sale equity securities. Objective evidence of impairment may include specific information about the issuer as detailed above, but may also include information about significant changes in technology, markets, economics or the law that provides evidence that the cost of the equity securities may not be recovered.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

A significant or prolonged decline in the fair value of the equity below its cost is also objective evidence of impairment. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the continuous period in which the fair value of the asset has been below its original cost at initial recognition.

Once an impairment loss has been recognised, the subsequent accounting treatment for changes in the fair value of that asset differs depending on the type of asset:

–	for an available-for-sale debt security, a subsequent decline in the fair value of the instrument is recognised in the income statement when there is further objective evidence of impairment as a result of further decreases in the estimated future cash flows of the financial asset. Where there is no further objective evidence of impairment, the decline in the fair value of the financial asset is recognised in other comprehensive income. If the fair value of a debt security increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, or the instrument is no longer impaired, the impairment loss is reversed through the income statement;

–	for an available-for-sale equity security, all subsequent increases in the fair value of the instrument are treated as a revaluation and are recognised in other comprehensive income. Impairment losses recognised on the equity security are not reversed through the income statement. Subsequent decreases in the fair value of the available-for-sale equity security are recognised in the income statement to the extent that further cumulative impairment losses have been incurred.

(l)	Funding fair value adjustment

In line with evolving market practice HSBC revised its estimation methodology for valuing the uncollateralised derivative portfolios by introducing a funding fair value adjustment (‘FFVA’). The FFVA adjustment reflects the estimated present value of the future market funding cost or benefit associated with funding uncollateralised derivative exposure at rates other than the Overnight Index Swap (‘OIS’) rate, which is the benchmark rate used for valuing collateralised derivatives. The impact of FFVA adoption in 2014 was a US$263m reduction in net trading income, reflecting the incorporation of a funding spread over Libor. Further details have been provided in Note 13 to the Financial Statements.

(m)	Operating income

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

Non-interest income and expense

Fee income is earned from a diverse range of services provided by HSBC to its customers. Fee income is accounted for as follows:

–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as an arrangement for the acquisition of shares or other securities);

–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’.

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

The accounting policies for net income/(expense) from financial instruments designated at fair value and for net insurance premium income are disclosed in Note 2 and Note 3.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

2	Net income/(expense) from financial instruments designated at fair value

Accounting policy

Net income/(expense) from financial instruments designated at fair value includes:

•  all gains and losses from changes in the fair value of financial assets and liabilities designated at fair value through profit or loss, including liabilities under investment contracts;

•  all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value through profit or loss; and

•  interest income, interest expense and dividend income in respect of financial assets and liabilities designated at fair value through profit or loss; and derivatives managed in conjunction with the above, except for interest arising from debt securities issued by HSBC and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.

Net income/(expense) from financial instruments designated at fair value

	2014 US$m	2013 US$m	2012 US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	2,300	3,170	2,980
– other financial assets designated at fair value	131	118	83
– derivatives managed in conjunction with other financial assets designated at fair value	(19)	(26)	35

	2,412	3,262	3,098
– liabilities to customers under investment contracts	(435)	(1,237)	(996)
– HSBC’s long-term debt issued and related derivatives	508	(1,228)	(4,327)
– changes in own credit spread on long-term debt	417	(1,246)	(5,215)
– derivatives managed in conjunction with HSBC’s issued debt securities	333	(3,743)	431
– other changes in fair value	(242)	3,761	457
– other financial liabilities designated at fair value	(23)	(39)	(23)
– derivatives managed in conjunction with other financial liabilities designated at fair value	11	10	22

	61	(2,494)	(5,324)

Year ended 31 December	2,473	768	(2,226)

HSBC Holdings Net income/(expense) arising on HSBC Holdings long-term debt issued and related derivatives
	2014 US$m	2013 US$m	2012 US$m
Net income/(expense) arising on:
– changes in own credit spread on long-term debt	339	(695)	(2,260)
– derivatives managed in conjunction with HSBC Holdings issued debt securities	126	(1,558)	456
– other changes in fair value	(27)	1,213	(474)

Year ended 31 December	438	(1,040)	(2,278)

3	Net insurance premium income

Accounting policy

Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance contracts to which they relate.

Net insurance premium income

	Non-linked insurance US$m	[1]	Linked life insurance US$m	Investment contracts with DPF US$m	[2]	Total US$m

Gross insurance premium income	7,705		2,195	2,470		12,370
Reinsurers’ share of gross insurance premium income	(441)		(8)	–		(449)

Year ended 31 December 2014	7,264		2,187	2,470		11,921

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Non-linked insurance US$m [1]	Linked life insurance US$m	Investment contracts with DPF US$m	[2]	Total US$m
Gross insurance premium income	7,002	3,012	2,384		12,398
Reinsurers’ share of gross insurance premium income	(450)	(8)	–		(458)

Year ended 31 December 2013	6,552	3,004	2,384		11,940

Gross insurance premium income	7,578	3,325	2,699		13,602
Reinsurers’ share of gross insurance premium income	(550)	(8)	–		(558)

Year ended 31 December 2012	7,028	3,317	2,699		13,044

1	Includes non-life insurance.
2	Discretionary participation features.

4	Net insurance claims and benefits paid and movement in liabilities to policyholders

Accounting policy

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

Reinsurance recoveries are accounted for in the same period as the related claim.

Net insurance claims and benefits paid and movement in liabilities to policyholders

	Non-linked insurance US$m [1]	Linked life insurance US$m	Investment contracts with DPF US$m	[2]	Total US$m

Gross claims and benefits paid and movement in liabilities	7,770	2,765	3,188		13,723
– claims, benefits and surrenders paid	3,575	1,499	2,215		7,289
– movement in liabilities	4,195	1,266	973		6,434
Reinsurers’ share of claims and benefits paid and movement in liabilities	(411)	33	–		(378)
– claims, benefits and surrenders paid	(176)	(88)	–		(264)
– movement in liabilities	(235)	121	–		(114)

Year ended 31 December 2014	7,359	2,798	3,188		13,345

Gross claims and benefits paid and movement in liabilities	6,892	3,379	3,677		13,948
– claims, benefits and surrenders paid	3,014	1,976	2,308		7,298
– movement in liabilities	3,878	1,403	1,369		6,650

Reinsurers’ share of claims and benefits paid and movement in liabilities	(367)	111	–		(256)
– claims, benefits and surrenders paid	(164)	(426)	–		(590)
– movement in liabilities	(203)	537	–		334

Year ended 31 December 2013	6,525	3,490	3,677		13,692

Gross claims and benefits paid and movement in liabilities	6,900	3,984	3,645		14,529
– claims, benefits and surrenders paid	1,905	1,810	2,525		6,240
– movement in liabilities	4,995	2,174	1,120		8,289

Reinsurers’ share of claims and benefits paid and movement in liabilities	(537)	223	–		(314)
– claims, benefits and surrenders paid	(217)	(681)	–		(898)
– movement in liabilities	(320)	904	–		584

Year ended 31 December 2012	6,363	4,207	3,645		14,215

1	Includes non-life insurance.
2	Discretionary participation features.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

5	Operating profit

Operating profit is stated after the following items of income, expense, gains and losses, and loan impairment charges and other credit risk provisions:

	2014 US$m	2013 US$m	2012 US$m

Income
Interest recognised on impaired financial assets	1,137	1,261	1,261
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	9,438	9,799	10,042
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	3,253	3,176	2,897
Income from listed investments	6,726	5,432	5,850
Income from unlisted investments	5,874	6,860	7,677

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(15,322)	(14,610)	(17,625)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,427)	(1,396)	(1,501)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(185)	(171)	(170)
Payments under lease and sublease agreements	(1,548)	(1,425)	(1,166)
– minimum lease payments	(1,199)	(1,098)	(1,149)
– contingent rents and sublease payments	(349)	(327)	(17)
UK bank levy	(1,066)	(916)	(472)

Gains/(losses)
Impairment of available-for-sale equity securities	(373)	(175)	(420)
Gains/(losses) recognised on assets held for sale	220	(729)	485
Gains on disposal of HSBC Bank (Panama) S.A.	–	1,107	–
(Losses)/gains arising from dilution of interest in Industrial Bank and other associates and joint ventures	(32)	1,051	–

Loan impairment charges and other credit risk provisions	(3,851)	(5,849)	(8,311)
– net impairment charge on loans and advances	(4,055)	(6,048)	(8,160)
– release/(impairment) of available-for-sale debt securities	319	211	(99)
– impairment in respect of other credit risk provisions	(115)	(12)	(52)

6	Employee compensation and benefits

	2014 US$m	2013 US$m	2012 US$m

Wages and salaries	17,477	16,879	17,780
Social security costs	1,666	1,594	1,633
Post-employment benefits	1,223	723	1,078

Year ended 31 December	20,366	19,196	20,491

Average number of persons employed by HSBC during the year

	2014	2013	2012

Europe	74,024	75,334	77,204
Asia	116,492	114,216	116,779
Middle East and North Africa	8,616	9,181	8,645
North America	21,983	22,568	27,396
Latin America	43,652	47,496	54,162

Year ended 31 December	264,767	268,795	284,186

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Reconciliation of total incentive awards granted to incentive awards in employee compensation and benefits

	2014 US$m	2013 US$m	2012 US$m

Total incentive awards approved and granted for the current year[1]	3,660	3,920	3,689
Less: deferred bonuses awarded for the current year, expected to be recognised in future periods	(359)	(436)	(355)

Total incentives awarded and recognised in the current year	3,301	3,484	3,334
Current year charges for deferred bonuses from previous years	425	427	671
Other	(114)	(164)	(28)

Total incentive awards for the current year included in employee compensation and benefits	3,612	3,747	3,977

1   This represents the amount of the Group variable pay pool that has been approved and granted. The total amount of Group variable pay pool approved by the Group Remuneration Committee is disclosed in the Directors’ Remuneration Report on page 310.

Income statement charge: deferred bonuses

	Current year bonus pool US$m	Prior year bonus pools US$m	Total US$m

2014
Charge recognised in 2014	245	425	670
– deferred share awards	147	373	520
– deferred cash awards	98	52	150

Charge expected to be recognised in 2015 or later	359	381	740
– deferred share awards	250	334	584
– deferred cash awards	109	47	156

2013
Charge recognised in 2013	269	427	696
– deferred share awards	188	354	542
– deferred cash awards	81	73	154

Charge expected to be recognised in 2014 or later	436	306	742
– deferred share awards	356	259	615
– deferred cash awards	80	47	127

2012
Charge recognised in 2012	277	671	948
– deferred share awards	224	613	837
– deferred cash awards	53	58	111

Charge expected to be recognised in 2013 or later	355	376	731
– deferred share awards	315	335	650
– deferred cash awards	40	41	81

Share-based payments

Accounting policy

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

For cash-settled share-based payment arrangements, the services acquired and liability incurred are measured at the fair value of the liability and recognised as the employees render service. Until settlement, the fair value of the liability is re-measured, with changes in fair value recognised in the income statement.

Fair value is determined by using appropriate valuation models. Vesting conditions include service conditions and performance conditions; any other features of the arrangement are non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account when estimating the fair value of the award at the date of grant. Vesting conditions, other than market performance conditions, are not taken into account in the initial estimate of the fair value at the grant date. They are taken into account by adjusting the number of equity instruments included in the measurement of the transaction.

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries for which the subsidiaries are re-charged, the difference between the cost of the share-based payment arrangement and the fair value of the equity instruments expected to be issued to satisfy those arrangements is recognised as an adjustment to ‘Investment in subsidiaries’ over the vesting period.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

‘Wages and salaries’ include the effect of share-based payments arrangements, of which US$732m are equity settled (2013: US$630m; 2012: US$988m), as follows:

	2014	2013	2012
	US$m	US$m	US$m

Restricted share awards	738	599	912
Savings-related and other share award option plans	36	63	96

Year ended 31 December	774	662	1,008

HSBC share awards

Award	Policy	Purpose

Restricted share awards (including Annual incentive awards delivered in shares) and GPSP

•  An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.

•  Deferred awards generally require employees to remain in employment over the vesting period and are not subject to performance conditions after the grant date.

•  Deferred Annual incentive awards generally vest over a period of three years and GPSP awards vest after five years.

•  Vested shares may be subject to a retention requirement (restriction) post-vesting. GPSP awards are retained until cessation of employment.

•  Awards granted from 2010 onwards are subject to malus provision prior to vesting.

• To drive and reward performance consistent with strategy and align to shareholder interests. • Deferral provides an incentive for a longer-term commitment and the ability to apply malus.

Movement on HSBC share awards

	2014	2013
	Number (000s)	Number (000s)

Restricted share awards outstanding at 1 January	116,932	165,589
Additions during the year	82,871	59,261
Released in the year	(78,224)	(99,820)
Forfeited in the year	(5,096)	(8,098)

Restricted share awards outstanding at 31 December	116,483	116,932

Weighted average fair value of awards granted (US$)	10.18	10.95

HSBC share option plans

Main plans	Policy	Purpose

Savings-related share option plans

•  Two plans: the UK plan and the International Plan. The last grant of options under the International Plan was in 2012.

•  From 2014, eligible employees save up to £500 per month (or for International options granted prior to 2013, the equivalent of £250 in US dollars, Hong Kong dollars or Euros), with the option to use the savings to acquire shares.

•  Exercisable within six months following either the third or fifth anniversaries of the commencement of a three-year or five-year contract, respectively, (or for International options granted prior to 2013, three months following the first anniversary of the commencement of a one-year savings contract).

•  The exercise price is set at a 20% (2013: 20%) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan prior to 2013 where a 15% discount was applied).

• To align the interests of all employees with the creation of shareholder value.

HSBC Holdings Group share option plan	• Plan ceased in May 2005. • Exercisable between third and tenth anniversaries of the date of grant.	• Long-term incentive plan between 2000 and 2005 during which certain HSBC employees were awarded share options.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Calculation of fair values

The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans

	Savings-related share option plans			HSBC Holdings Group share option plan
	Number (000s)	WAEP £	[1]	Number (000s)	WAEP £	[1]

Outstanding at 1 January 2014	93,760	4.04		55,026	7.23
Granted during the year[2]	28,689	5.19		–	–
Exercised during the year[3]	(50,393)	3.48		(1)	7.22
Expired during the year	(5,690)	4.81		(48,651)	7.22

Outstanding at 31 December 2014	66,366	4.89		6,374	7.29

Weighted average remaining contractual life (years)	2.66			0.30

Outstanding at 1 January 2013	112,752	4.04		87,173	6.94
Granted during the year[2]	8,679	5.47		–	–
Exercised during the year[3]	(17,968)	4.56		(17,595)	6.21
Expired during the year	(9,703)	4.47		(14,552)	4.21

Outstanding at 31 December 2013	93,760	4.04		55,026	7.23

Weighted average remaining contractual life (years)	1.80			0.45

1	Weighted average exercise price.
2	The weighted average fair value of options granted during the year was US$1.90 (2013: US$2.98).
3	The weighted average share price at the date the options were exercised was US$9.91 (2013: US$10.86) and US$9.49 (2013: US$10.93) for the savings-related share option plans and HSBC Holdings Group share option plan, respectively.

Post-employment benefit plans

Accounting policy

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

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the service cost and the net interest on the net defined benefit asset or liability and is presented in operating expenses.

The past service cost, which is charged immediately to the income statement, is the change in the present value of the defined benefit obligation for employee service in prior periods resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan). A settlement is a transaction that eliminates all further legal and constructive obligations for part or all of the benefits provided under a defined benefit plan, other than a payment of benefits to, or on behalf of, employees that is set out in the terms of the plan and included in the actuarial assumptions.

Re-measurements of the net defined benefit asset or liability, which comprise actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income.

Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions.

The net defined benefit asset or liability represents the present value of defined benefit obligations reduced by the fair value of plan assets. Any net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.

The cost of obligations arising from other post-employment defined benefit plans, such as defined benefit health-care plans, are accounted for on the same basis as defined benefit pension plans.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Income statement charge

	2014	2013	2012
	US$m	US$m	US$m

Defined benefit pension plans	469	54	427
Defined contribution pension plans	687	597	599

Pension plans	1,156	651	1,026

Defined benefit and contribution healthcare plans	67	72	52

Year ended 31 December	1,223	723	1,078

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans

	Fair value of plan assets	Present value of defined benefit obligations	Effect of limit on plan surpluses	Total
	US$m	US$m	US$m	US$m

Defined benefit pension plans	44,824	(42,062)	(17)	2,745
Defined benefit healthcare plans	179	(1,104)	–	(925)

At 31 December 2014	45,003	(43,166)	(17)	1,820

Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)				(3,208)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)				5,028

Defined benefit pension plans	40,622	(40,467)	(30)	125
Defined benefit healthcare plans	190	(1,106)	–	(916)

At 31 December 2013	40,812	41,573	(30)	(791)

Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)				(2,931)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)				2,140

Cumulative actuarial gains/(losses) recognised in other comprehensive income

	2014	2013	2012
	US$m	US$m	US$m

At 1 January	(4,445)	(3,844)	(3,453)
HSBC Bank (UK) Pension Scheme	2,764	(1,524)	208
Other plans	(274)	796	(440)
Healthcare plans	(88)	143	(154)
Change in the effect of limit on plan surpluses	17	(16)	(5)

Total actuarial gains/(losses) recognised in other comprehensive income	2,419	(601)	(391)

At 31 December	(2,026)	(4,445)	(3,844)
HSBC pension plans
	2014	2013	2012
	%	%	%

Percentage of HSBC employees:
– enrolled in defined contribution plans	66	64	62
– enrolled in defined benefit plans	22	23	23

– covered by HSBC pension plans	88	87	85

The Group operates a number of pension plans throughout the world. Some are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme (‘the principal plan’). The Pension Risk section on page 200 and the Appendix to Risk on page 236 contain details about the characteristics and risks and amount, timing and uncertainty of future cash flows and policies and practices associated with the principal plan.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	31,665	8,957	(29,629)	(10,838)	–	(30)	2,036	(1,911)
Current service cost	–	–	(228)	(257)	–	–	(228)	(257)
Past service cost and gains/(losses) from settlements	–	(5)	(26)	11	–	–	(26)	6

Service cost	–	(5)	(254)	(246)	–	–	(254)	(251)

Net interest income/(cost) on the net defined benefit asset/(liability)	1,386	370	(1,291)	(425)	–	(4)	95	(59)
Re-measurement effects recognised in other comprehensive income	4,864	845	(2,100)	(1,034)	–	17	2,764	(172)
– return on plan assets (excluding interest income)	4,864	845	–	–	–	–	4,864	845
– actuarial losses	–	–	(2,317)	(987)	–	–	(2,317)	(987)
– other changes	–	–	217	(47)	–	17	217	(30)

Exchange differences	(2,112)	(316)	1,838	357	–	–	(274)	41
Contributions by HSBC	397	278	–	–	–	–	397	278
– normal	265	239	–	–	–	–	265	239
– special	132	39	–	–	–	–	132	39

Contributions by employees	38	17	(38)	(17)	–	–	–	–
Benefits paid	(954)	(543)	954	598	–	–	–	55
Administrative costs and taxes paid by plan	(40)	(23)	40	23	–	–	–	–

At 31 December 2014	35,244	9,580	(30,480)	(11,582)	–	(17)	4,764	(2,019)

Present value of defined benefit obligation relating to:
– actives			(9,782)	(5,605)
– deferreds			(8,799)	(2,498)
– pensioners			(11,899)	(3,479)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Net asset/(liability) under defined benefit pension plans (continued)

	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans	HSBC Bank (UK) Pension Scheme	Other plans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2013	29,092	9,015	(26,475)	(11,581)	–	(19)	2,617	(2,585)
Current service cost	–	–	(259)	(249)	–	–	(259)	(249)
Past service cost and gains/(losses) from settlements[1]	–	(3)	438	(41)	–	–	438	(44)

Service cost	–	(3)	179	(290)	–	–	179	(293)

Net interest income/(cost) on the net defined benefit asset/(liability)	1,260	156	(1,127)	(229)	–	–	133	(73)
Re-measurement effects recognised in other comprehensive income	817	21	(2,341)	775	–	(16)	(1,524)	780
– return on plan assets (excluding interest income)	817	21	–	–	–	–	817	21
– actuarial gains/(losses)	–	–	(2,453)	829	–	–	(2,453)	829
– other changes	–	–	112	(54)	–	(16)	112	(70)

Exchange differences	766	(59)	(740)	23	–	5	26	(31)
Contributions by HSBC	605	336	–	–	–	–	605	336
– normal	399	274	–	–	–	–	399	274
– special	206	62	–	–	–	–	206	62

Contributions by employees	38	17	(38)	(17)	–	–	–	–
Benefits paid	(876)	(513)	876	452	–	–	–	(61)
Administrative costs and taxes paid by plan	(37)	(13)	37	13	–	–	–	–
Disposals	–	–	–	16	–	–	–	16

At 31 December 2013	31,665	8,957	(29,629)	(10,838)	–	(30)	2,036	(1,911)

Present value of defined benefit obligation relating to:
– actives			(8,896)	(5,465)
– deferreds			(8,358)	(2,144)
– pensioners			(12,375)	(3,229)

1	HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section (‘DBS’) of the principal plan would cease with effect from 30 June 2015 and that all active members of the DBS will become member of the Defined Contribution Section from 1 July 2015. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m in 2013, recorded in ‘Past service cost and (gains)/losses on settlements’ in the table above.

HSBC expects to make US$530m of contributions to defined benefit pension plans during 2015. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans

	2015	2016	2017	2018	2019	2020-2024
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme[1]	970	999	1,029	1,060	1,091	5,968
Other plans[1]	566	576	595	605	643	3,366

1	The duration of the defined benefit obligation is 19.8 years for the HSBC Bank (UK) Pension Scheme under the disclosure assumptions adopted (2013: 19.5 years) and 14.2 years for all other plans combined (2013: 13.7 years).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair value of plan assets by asset classes

	31 December 2014				31 December 2013
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC [1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC	[1]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme
Fair value of plan assets	35,244	31,355	3,889	930	31,665	26,520	5,145	2,827
– equities	5,502	4,557	945	–	4,655	3,667	988	–
– bonds	22,965	22,965	–	–	17,708	17,708	–	–
– derivatives	1,369	52	1,317	930	2,827	–	2,827	2,827
– other	5,408	3,781	1,627	–	6,475	5,145	1,330	–

Other plans
Fair value of plan assets	9,580	6,390	3,190	(13)	8,957	7,731	1,226	574
– equities	2,534	1,778	756	11	2,854	2,789	65	14
– bonds	6,376	4,109	2,267	7	4,892	4,409	483	9
– derivatives	(100)	(8)	(92)	(107)	399	–	399	399
– other	770	511	259	76	812	533	279	152

1	The fair value of plan assets includes derivatives entered into with HSBC Bank plc as detailed in Note 41.

Post-employment defined benefit plans’ principal actuarial financial assumptions

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA-rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions for the principal plan

	Discount rate	Inflation rate	Rate of increase for pensions	Rate of pay increase	Interest credit rate
	%	%	%	%	%

UK
At 31 December 2014	3.70	3.20	3.00	3.70	n/a
At 31 December 2013	4.45	3.60	3.30	4.10	n/a
At 31 December 2012	4.50	3.10	2.90	3.60	n/a

Mortality tables and average life expectancy at age 65 for the principal plan

	Mortality table		Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:
			Aged 65	Aged 45	Aged 65	Aged 45

UK
At 31 December 2014	SAPS S1	[1]	23.6	25.2	25.0	26.9
At 31 December 2013	SAPS S1	[1]	23.6	25.2	24.9	26.8

1	Self-administered Pension Scheme (‘SAPS’) with Continuous Mortality Investigation 2014 improvements (2013: 2013 improvements) and a 1.25% long-term allowance improvement. Light table with 1.01 rating for male pensioners and 1.02 rating for female pensioners.

Actuarial assumption sensitivities

The effect of changes in key assumptions on the principal plan

	HSBC Bank (UK) Pension Scheme
	2014	2013
	US$m	US$m

Discount rate
Change in pension obligation at year-end from a 25bps increase	(1,420)	(1,352)
Change in pension obligation at year-end from a 25bps decrease	1,523	1,450
Change in 2015 pension cost from a 25bps increase	(75)	(83)
Change in 2015 pension cost from a 25bps decrease	73	79

Rate of inflation
Change in pension obligation at year-end from a 25bps increase	1,026	994
Change in pension obligation at year-end from a 25bps decrease	(1,184)	(1,137)
Change in 2015 pension cost from a 25bps increase	44	53
Change in 2015 pension cost from a 25bps decrease	(48)	(68)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year-end from a 25bps increase	1,188	1,301
Change in pension obligation at year-end from a 25bps decrease	(1,127)	(1,225)
Change in 2015 pension cost from a 25bps increase	50	66
Change in 2015 pension cost from a 25bps decrease	(45)	(64)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	HSBC Bank (UK) Pension Scheme
	2014	2013
	US$m	US$m

Rate of pay increase
Change in pension obligation at year-end from a 25bps increase	237	212
Change in pension obligation at year-end from a 25bps decrease	(232)	(205)
Change in 2015 pension cost from a 25bps increase	12	15
Change in 2015 pension cost from a 25bps decrease	(11)	(15)

Mortality
Change in pension obligation from each additional year of longevity assumed	768	712

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2014 amounted to US$681m (2013: US$542m). The average number of persons employed by HSBC Holdings during 2014 was 2,070 (2013: 1,525).

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

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with the Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 were:

	2014	2013	2012
	US$000	US$000	US$000

Fees	4,567	4,027	5,435
Salaries and other emoluments	17,812	9,488	10,316
Annual incentives	4,426	7,357	13,983

Year ended 31 December	26,805	20,872	29,734

Vesting of long-term incentive awards	–	–	5,733

In addition, there were payments under retirement benefit agreements with former Directors of US$1,269,160 (2013: US$1,198,744). The provision at 31 December 2014 in respect of unfunded pension obligations to former Directors amounted to US$19,419,524 (2013: US$19,729,103).

During the year, aggregate contributions to pension schemes in respect of Directors were nil (2013: nil).

The salary and other emoluments figure includes fixed pay allowances. Discretionary annual incentives for Directors are based on a combination of individual and corporate performance and are determined by the Group Remuneration Committee. Details of Directors’ remuneration, share options and awards under the HSBC Share Plan and HSBC Share Plan 2011 are included in the ‘Directors’ Remuneration Report’ on page 300 to 327.

7	Auditors’ remuneration

	2014	2013	2012
	US$m	US$m	US$m

Audit fees payable to KPMG[1]	40.6	43.4	47.2
Audit fees payable to non-KPMG entities	1.2	1.1	1.4

Year ended 31 December	41.8	44.5	48.6

1	Fees payable to KPMG for HSBC Holdings’ statutory audit and audit of HSBC’s subsidiaries, pursuant to legislation and includes fees payable for the current year. Excluded from the 2014 audit fees payable to KPMG is a net release of accruals of US$2.5 million relating to prior years and fees related to the transition of the audit to PwC of US$1.3 million.

The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fees payable by HSBC to KPMG

	2014	2013	2012
	US$m	US$m	US$m

Fees for HSBC Holdings’ statutory audit[1]	13.4	12.9	13.2
– relating to current year	13.4	12.6	12.8
– relating to prior year	–	0.3	0.4

Fees for other services provided to HSBC	62.5	67.5	67.3
Audit of HSBC’s subsidiaries[2]	27.2	30.5	34.0
Audit-related assurance services[3]	22.6	27.4	23.6
Taxation-related services:
– taxation compliance services	1.5	1.3	2.1
– taxation advisory services	0.8	1.3	1.3
Other assurance services	0.7	0.5	1.1
Other non-audit services[4]	9.7	6.5	5.2

Year ended 31 December	75.9	80.4	80.5

1	Fees payable to KPMG for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They include amounts payable for services relating to the consolidation returns of HSBC Holdings’ subsidiaries which are clearly identifiable as being in support of the Group audit opinion. Excluded from the 2014 fees is US$0.3m related to prior year and fees related to the transition of the audit to PwC of US$1.3m.
2	Fees payable for the statutory audit of the financial statements of HSBC’s subsidiaries. Excluded from the 2014 fees is a net release of accruals of US$2.8m relating to prior years.
3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews.
4	Including valuation and actuarial services, translation services, ad-hoc accounting advice, review of financial models, advice on IT security and business continuity, corporate finance transactions and performing agreed-upon IT testing procedures.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, services related to litigation, recruitment and remuneration.

Fees payable by HSBC’s associated pension schemes to KPMG

	2014	2013	2012
	US$000	US$000	US$000

Audit of HSBC’s associated pension schemes	322	379	256
Audit related assurance services	5	5	–

Year ended 31 December	327	384	256

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: audit related assurance services, internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.

In addition to the above, KPMG estimate they have been paid fees of US$3.6m (2013: US$5.3m; 2012: US$3.3m) by parties other than HSBC but where HSBC is connected with the contracting party and may therefore be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the HSBC Group.

8	Tax

Accounting policy

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised in other comprehensive income. Deferred tax relating to share-based payment transactions is recognised directly in equity to the extent that the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense. Deferred tax relating to fair value re-measurements of available-for-sale investments and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

Critical accounting estimates and judgements

Deferred tax assets

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies. In absence of a history of taxable profits, the most significant judgements relate to expected future profitability and to the applicability of tax planning strategies, including corporate reorganisations.

Our US operations have a history of tax losses, but profitability is expected to improve. Tax planning strategies support the recognition of deferred tax assets in the US, with retention of capital in the US operations being a significant factor in recognising the deferred tax assets. Given the recent occurrence of tax losses, the recognition of deferred tax assets in Brazil takes into consideration both the reliance placed on management’s projection of income and on the use of strategies, such as corporate reorganisations and other initiatives, to improve the profitability of our Brazilian banking operations from a tax perspective.

Tax expense

	2014	2013	2012
	US$m	US$m	US$m

Current tax
UK corporation tax	69	(8)	250
– for this year	54	103	60
– adjustments in respect of prior years	15	(111)	190

Overseas tax[1]	3,881	3,949	5,560
– for this year	4,423	3,947	5,421
– adjustments in respect of prior years	(542)	2	139

	3,950	3,941	5,810

Deferred tax	25	824	(495)
– origination and reversal of temporary differences	(477)	739	(269)
– effect of changes in tax rates	83	93	66
– adjustments in respect of prior years	419	(8)	(292)

Year ended 31 December	3,975	4,765	5,315

1	Overseas tax included Hong Kong profits tax of US$1,135m (2013: US$1,133m; 2012: US$1,049m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2013: 16.5%; 2012: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2014		2013		2012
	US$m	%	US$m	%	US$m	%

Profit before tax	18,680		22,565		20,649

Tax expense
Tax at 21.5% (2013: 23.25%; 2012: 24.5%)	4,016	21.5	5,246	23.25	5,057	24.5
Effect of differently taxed overseas profits	33	0.2	(177)	(0.8)	(57)	(0.3)
Adjustments in respect of prior period liabilities	(108)	(0.6)	(117)	(0.5)	37	0.2
Deferred tax temporary differences not recognised/ (previously not recognised)	(154)	(0.8)	332	1.5	374	1.8
Effect of profits in associates and joint ventures	(547)	(2.9)	(543)	(2.4)	(872)	(4.3)
Tax effect of disposal of Ping An	–	–	(111)	(0.5)	(204)	(1.0)
Tax effect of reclassification of Industrial Bank	–	–	(317)	(1.4)	–	–
Non-taxable income and gains	(668)	(3.5)	(871)	(3.9)	(542)	(2.6)
Permanent disallowables	969	5.1	647	2.9	1,092	5.3
Change in tax rates	22	0.1	93	0.4	78	0.4
Local taxes and overseas withholding taxes	434	2.3	551	2.4	581	2.8
Other items	(22)	(0.1)	32	0.1	(229)	(1.1)

Year ended 31 December	3,975	21.3	4,765	21.1	5,315	25.7

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The effective tax rate for the year was 21.3% compared with 21.1% for 2013. The effective tax rate for the year reflected the recurring benefits from tax exempt income from government bonds and equities held by a number of Group entities and recognition of the Group’s share of post-tax profits of associates and joint ventures within our pre-tax income, together with a current tax credit for prior periods offset in part by non-tax-deductible settlements and provision in connection with foreign exchange investigations. The effective tax rate in 2013 was lower because of benefits from non-taxable gains offset in part by a write-down of deferred tax assets.

The main rate of corporation tax in the UK reduced from 23% to 21% on 1 April 2014 and will be further reduced to 20% on 1 April 2015. The reduction in the corporate tax rate to 20% was enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reduction will have a significant effect on the Group.

The Group’s legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. Where the ultimate tax treatment is uncertain, the Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Deferred taxation

The table overleaf shows the gross deferred tax assets and liabilities recognised in the balance sheet and the related amounts recognised in the income statement, other comprehensive income and directly in equity.

The amounts presented in the balance sheet are different from the amounts disclosed in the table overleaf as they are presented after offsetting asset and liability balances where HSBC has the legal right to set-off and intends to settle on a net basis. The net deferred tax assets totalled US$5.6bn at 31 December 2014 (2013: US$6.5bn). The main items to note are:

US

The net deferred tax asset relating to HSBC’s operations in the US was US$4.1bn (2013: US$4.4bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.9bn (2013: US$0.7bn), deductible temporary differences in respect of loan impairment allowances of US$0.8bn (2013: US$1.2bn) and other temporary differences of US$2.4bn (2013: US$2.5bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, or if earlier, when the impaired loan is sold. The tax deduction is often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to retain sufficient capital in North America to recover the deferred tax asset, it is expected that there will be sufficient taxable income generated by the business to realise these assets.

Management projections of profits from the US operations currently indicate that tax losses and tax credits will be fully recovered by 2017. The current level of the deferred tax asset in respect of loan impairment allowances and other deductible temporary differences is projected to reduce over the next four years.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies on capital support from HSBC Holdings, including tax planning strategies in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income. As financial performance in our US operations improves it is expected that projected future profits from US operations will be relied on in the evaluation of the recognition of the deferred tax asset in future periods as the sustainability of the improving financial performance is demonstrated.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil was US$1.3bn (2013: US$1.0bn). The deferred tax assets included in this total reflected the carry forward of tax losses of US$0.3bn (2013: US$0.1bn), deductible temporary differences in respect of loan impairment allowances of US$0.7bn (2013: US$0.7bn) and other temporary differences of US$0.3bn (2013: US$0.2bn).

Deductions for loan impairments for Brazilian tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

Management projections of profits from the Brazilian banking operations currently indicate that the tax losses and other temporary differences will be substantially recovered within the next five to eight years. Loan impairment deductions are recognised for tax purposes typically within two to three years of the accounting recognition.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico was US$0.5bn (2013: US$0.5bn). The deferred tax assets included in this total related primarily to deductible temporary differences in respect of accounting provisions for impaired loans.

Management’s analysis of the recognition of these deferred tax assets relies on the primary strategy of selling certain loan portfolios, the losses on which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes. The deferred tax balances are carried forward to future years without expiry.

In September 2013, the Mexican Government proposed a number of tax reforms that were approved by the Chamber of Senate in October 2013 and published in the Official Gazette in December 2013. The tax reforms included a new basis of tax deduction for loan impairment charges that will allow banks to recognise tax deductions as and when loans are written off the balance sheet. The reforms also brought in transitional rules to allow banks to continue to claim any unclaimed deductions as at 31 December 2013. On 4 July 2014, the Mexican Government issued rule I.3.22.5 of the Miscellaneous Tax Resolution that clarified the treatment of the transitional rules, but had no impact on the deferred tax assets held in our operations in Mexico.

On the evidence available, including historical and projected levels of loan portfolio growth, loan impairment rates and profitability, it is expected that the business will realise these assets over the next five years.

There were no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

UK

The net deferred tax liability relating to HSBC’s operations in the UK was US$0.4bn (2013: asset of US$0.4bn). The deferred tax liabilities included in this total related primarily to retirement benefits.

There were no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in the UK.

Unrecognised deferred tax

The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was US$22.6bn (2013: US$22.0bn). These amounts included unused state losses arising in our US operations of US$14.1bn (2013: US$17.3bn).

Of the total amounts unrecognised, US$4.2bn (2013: US$5.0bn) had no expiry date, US$0.9bn (2013: US$1.0bn) was scheduled to expire within 10 years and the remaining will expire after 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance or other realisation is not probable, and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. No amount is disclosed for the unrecognised deferred tax or the 2014 and 2013 temporary differences associated with such investments as it is impracticable to determine the amount of income taxes that would be payable when any temporary differences reverse. Deferred tax of US$132m (2013: US$20m) has, however, been provided in respect of distributable reserves of associates that, on distribution, would attract withholding tax.

HSBC HOLDINGS PLC

Notes of Financial Statements (continued)

Movement of deferred tax assets and liabilities

	Retirement benefits	Loan impairment provisions	Unused tax losses and tax credits	Accelerated capital allowances and assets leased to customers	Available- for-sale investments	Cash flow hedges	Share- based payments	Fee income	Derivatives, FVOD and other investments [1]	Insurance technical provisions	Expense provisions	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Assets	274	2,837	978	549	–	211	253	–	1,383	–	1,398	461	8,344
Liabilities	–	–	–	(144)	(298)	(24)	–	(59)	(213)	(840)	–	(220)	(1,798)

At 1 January 2014	274	2,837	978	405	(298)	187	253	(59)	1,170	(840)	1,398	241	6,546
Acquisitions and disposals	–	–	–	–	–	–	–	–	–	–	–	–	–
Income statement	(57)	(408)	396	(17)	(2)	(3)	(3)	2	361	(76)	(86)	(132)	(25)
Other comprehensive income	(438)	–	–	–	(203)	(87)	–	–	(12)	–	–	48	(692)
Equity	–	–	–	–	–	–	(20)	–	–	–	–	–	(20)
Foreign exchange and other adjustments	10	(165)	(42)	(26)	11	1	(21)	1	12	55	(68)	10	(222)

At 31 December 2014	(211)	2,264	1,332	362	(492)	98	209	(56)	1,531	(861)	1,244	167	5,587

Assets	–	2,264	1,332	362	–	98	209	–	1,764	–	1,244	167	7,440
Liabilities	(211)	–	–	–	(492)	–	–	(56)	(233)	(861)	–	–	(1,853)

Assets	469	3,912	617	473	–	285	305	–	1,530	–	1,457	(22)	9,026
Liabilities	–	–	–	(226)	(1,203)	(44)	–	(105)	(162)	(815)	–	(10)	(2,565)

At 1 January 2013	469	3,912	617	247	(1,203)	241	305	(105)	1,368	(815)	1,457	(32)	6,461
Acquisitions and disposals	–	–	(9)	–	(3)	1	–	–	–	–	–	(26)	(37)
Income statement	(419)	(985)	399	123	(53)	(91)	(49)	42	(165)	(72)	47	399	(824)
Other comprehensive income	169	–	–	–	1,026	38	–	–	(12)	–	–	–	1,221
Equity	–	–	–	–	–	–	(2)	–	–	–	–	–	(2)
Foreign exchange and other adjustments	55	(90)	(29)	35	(65)	(2)	(1)	4	(21)	47	(106)	(100)	(273)

At 31 December 2013	274	2,837	978	405	(298)	187	253	(59)	1,170	(840)	1,398	241	6,546

Assets	274	2,837	978	549	–	211	253	–	1,383	–	1,398	461	8,344
Liabilities	–	–	–	(144)	(298)	(24)	–	(59)	(213)	(840)	–	(220)	(1,798)

1 Fair	value of own debt.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

Movement of deferred tax assets

	Accelerated capital allowances	Available- for-sale investments	Other Investments	Share- based payments	Other short- term timing differences	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	2	(23)	19	11	4	13
Income statement	–	–	3	2	1	6
Other comprehensive income	–	(36)	–	–	–	(36)

At 31 December 2014	2	(59)	22	13	5	(17)

At 1 January 2013	2	(31)	31	12	–	14
Income statement	–	–	(12)	(1)	4	(9)
Other comprehensive income	–	8	–	–	–	8

At 31 December 2013	2	(23)	19	11	4	13

The amount of unused tax losses for which no deferred tax asset is recognised in the balance sheet was US$3,760m (2013: US$3,405m) of which US$10m (2013: US$9m) relate to capital losses. On the evidence available, including historical levels of profitability and management projections of future income, it is expected that there will be not sufficient taxable income generated by the business to recover the tax losses carried forward by HSBC Holdings. The losses have no expiry date.

9	Dividends

Dividends to shareholders of the parent company

	2014			2013			2012
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.19	3,582	1,827	0.18	3,339	540	0.14	2,535	259
In respect of current year:
– first interim dividend	0.10	1,906	284	0.10	1,861	167	0.09	1,633	748
– second interim dividend	0.10	1,914	372	0.10	1,864	952	0.09	1,646	783
– third interim dividend	0.10	1,918	226	0.10	1,873	864	0.09	1,655	639

Total	0.49	9,320	2,709	0.48	8,937	2,523	0.41	7,469	2,429

Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90		62.00	90

Total coupons on capital securities classified as equity

		2014		2013		2012
	First	Per security	Total	Per security	Total	Per security	Total
	call date	US$	US$m	US$	US$m	US$	US$m

Perpetual subordinated capital securities[1]
– US$2,200m	Apr 2013	2.032	179	2.032	179	2.032	179
– US$3,800m	Dec 2015	2.000	304	2.000	304	2.000	304

Total			483		483		483

1	Coupons are paid quarterly on the perpetual subordinated capital securities.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2014 of US$0.20 per ordinary share, a distribution of approximately US$3,844m. The fourth interim dividend will be payable on 30 April 2015 to holders of record on 6 March 2015 on the Principal Register in the UK, the Hong Kong or the Bermuda Overseas Branch registers. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2014.

On 15 January 2015, HSBC paid a coupon on the perpetual subordinated capital securities of US$0.508 per security, a distribution of US$45m. No liability was recorded in the balance sheet at 31 December 2014 in respect of this coupon payment.

In September 2014, HSBC issued three contingent convertible securities as set out on page 438 which are classified as equity under IFRSs. Coupons are paid semi-annually on the contingent convertible securities and none fell due in 2014. On 20 January 2015, HSBC paid a coupon on one of the contingent convertible securities of US$28.125 per security, a distribution of US$28m. No liability was recorded in the balance sheet at 31 December 2014 in respect of this coupon payment.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The reserves available for distribution at 31 December 2014 were US$48,883m.

10	Earnings per share

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

Profit attributable to the ordinary shareholders of the parent company

	2014	2013	2012
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	13,688	16,204	14,027
Dividend payable on preference shares classified as equity	(90)	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(483)	(483)

Year ended 31 December	13,115	15,631	13,454

Basic and diluted earnings per share

	2014			2013			2012
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic[1]	13,115	18,960	0.69	15,631	18,530	0.84	13,454	18,125	0.74
Effect of dilutive potential ordinary shares	–	96	–	–	124	–	–	146	–

Diluted[1]	13,115	19,056	0.69	15,631	18,654	0.84	13,454	18,271	0.74

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excluded 6m employee share options that were anti-dilutive (2013: 60m; 2012: 103m).

11	Segmental analysis

Accounting policy

HSBC has a matrix management structure. HSBC’s chief operating decision-maker is the Group Management Board (‘GMB’) which operates as a general management committee under the direct authority of the Board. The GMB regularly reviews operating activity on a number of bases, including by geographical region and by global business. HSBC considers that geographical operating segments represent the most appropriate information for the users of the financial statements to best evaluate the nature and financial effects of the business activities in which HSBC engages, and the economic environments in which it operates. This reflects the importance of geographical factors on business strategy and performance, the allocation of capital resources, and the role of geographical regional management in executing strategy. As a result, HSBC’s operating segments are considered to be geographical regions.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or providing funding.

Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted at arm’s length. Shared costs are included in segments on the basis of the actual recharges made. The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of carrying on business and being headquartered in the UK.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its five geographical regions. The products and services offered to customers are organised by global business.

•	Retail Banking and Wealth Management (‘RBWM’) offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

•	Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers its customers access to products and services offered by other global businesses, for example Global Banking & Markets (‘GB&M’), which include foreign exchange products, raising capital on debt and equity markets and advisory services.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

•	GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

•	Global Private Banking (‘GPB’) provides a range of services to high net worth individuals and families with complex and international needs within the Group’s priority markets.

Change in operating segments

HSBC’s operating segments are Europe, Asia, Middle East and North Africa (‘MENA’), North America and Latin America. Previously, HSBC’s operating segments were reported as Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, having considered the geographical financial information presented to the chief operating decision maker. From 1 January 2014, they have been replaced by a new operating segment, ‘Asia’, which better aligns with internal management information used for evaluation when making business decisions and resource allocations. The chief operating decision-maker continues to be the GMB and the basis for measuring segmental results has not changed. Comparative financial information has been re-presented accordingly.

There has been no change in the underlying business operations comprising the Asia segment. Reported net operating income in Asia for the year to 31 December 2014 was US$23,677m (31 December 2013: US$24,432m; 31 December 2012: US$25,332m). This was US$713m lower (31 December 2013: US$749m lower; 31 December 2012: US$674m lower) than would be calculated by adding net operating income reported for Hong Kong and Rest of Asia-Pacific on an individual basis. The reduction in net operating income is offset by an equal decrease in operating expenses. The difference relates to shared service recharges and business activity undertaken between the two regions which form revenue or expense on an individual basis, but are eliminated as ‘intra-segment’ activity when reported as Asia. There is no difference between profit before tax reported for Asia and that which would be calculated by adding the profit before tax of Hong Kong and Rest of Asia-Pacific on an individual basis.

Profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2014
Net interest income	10,611	12,273	1,519	5,015	5,310	(23)	34,705
Net fee income	6,042	5,910	650	1,940	1,415	–	15,957
Net trading income	2,534	2,622	314	411	856	23	6,760
Other income	2,384	2,872	65	786	691	(2,972)	3,826

Net operating income[1]	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248

Loan impairment (charges)/recoveries and other credit risk provisions	(764)	(647)	6	(322)	(2,124)	–	(3,851)

Net operating income	20,807	23,030	2,554	7,830	6,148	(2,972)	57,397

Employee compensation and benefits	(8,191)	(5,862)	(676)	(3,072)	(2,565)	–	(20,366)
General and administrative expenses	(11,076)	(3,959)	(500)	(3,108)	(2,894)	2,972	(18,565)
Depreciation and impairment of property, plant and equipment	(543)	(389)	(28)	(180)	(242)	–	(1,382)
Amortisation and impairment of intangible assets	(407)	(217)	(12)	(69)	(231)	–	(936)

Total operating expenses	(20,217)	(10,427)	(1,216)	(6,429)	(5,932)	2,972	(41,249)

Operating profit	590	12,603	1,338	1,401	216	–	16,148

Share of profit in associates and joint ventures	6	2,022	488	16	–	–	2,532

Profit before tax	596	14,625	1,826	1,417	216	–	18,680

Tax expense	(853)	(2,542)	(339)	(195)	(46)	–	(3,975)

Profit/(loss) for the year	(257)	12,083	1,487	1,222	170	–	14,705

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Profit/(loss) for the year (continued)

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2013
Net interest income	10,693	11,432	1,486	5,742	6,186	–	35,539
Net fee income	6,032	5,936	622	2,143	1,701	–	16,434
Net trading income	4,423	2,026	357	948	936	–	8,690
Other income/(expense)	(181)	5,038	38	(30)	1,745	(2,628)	3,982

Net operating income[1]	20,967	24,432	2,503	8,803	10,568	(2,628)	64,645

Loan impairment (charges)/recoveries and other credit risk provisions	(1,530)	(498)	42	(1,197)	(2,666)	–	(5,849)

Net operating income	19,437	23,934	2,545	7,606	7,902	(2,628)	58,796

Employee compensation and benefits	(7,175)	(5,666)	(634)	(3,098)	(2,623)	–	(19,196)
General and administrative expenses	(9,479)	(3,660)	(607)	(3,051)	(2,896)	2,628	(17,065)
Depreciation and impairment of property, plant and equipment	(559)	(392)	(35)	(176)	(202)	–	(1,364)
Amortisation and impairment of intangible assets	(400)	(218)	(13)	(91)	(209)	–	(931)

Total operating expenses	(17,613)	(9,936)	(1,289)	(6,416)	(5,930)	2,628	(38,556)

Operating profit	1,824	13,998	1,256	1,190	1,972	–	20,240

Share of profit in associates and joint ventures	1	1,855	438	31	–	–	2,325

Profit before tax	1,825	15,853	1,694	1,221	1,972	–	22,565

Tax expense	(1,279)	(2,170)	(328)	(313)	(675)	–	(4,765)

Profit for the year	546	13,683	1,366	908	1,297	–	17,800

2012
Net interest income	10,394	10,707	1,470	8,117	6,984	–	37,672
Net fee income	6,169	5,418	595	2,513	1,735	–	16,430
Net trading income	2,707	2,516	390	507	971	–	7,091
Gains on disposal of US branch network, US cards business and Ping An	–	3,012	–	4,012	–	–	7,024
Other income/(expense)	(1,662)	3,679	(25)	(456)	1,261	(2,684)	113

Net operating income[1]	17,608	25,332	2,430	14,693	10,951	(2,684)	68,330

Loan impairment charges and other credit risk provisions	(1,921)	(510)	(286)	(3,457)	(2,137)	–	(8,311)

Net operating income	15,687	24,822	2,144	11,236	8,814	(2,684)	60,019

Employee compensation and benefits	(8,070)	(5,712)	(652)	(3,243)	(2,814)	–	(20,491)
General and administrative expenses	(10,059)	(3,619)	(459)	(5,413)	(3,117)	2,684	(19,983)
Depreciation and impairment of property, plant and equipment	(597)	(427)	(44)	(195)	(221)	–	(1,484)
Amortisation and impairment of intangible assets	(369)	(222)	(11)	(89)	(278)	–	(969)

Total operating expenses	(19,095)	(9,980)	(1,166)	(8,940)	(6,430)	2,684	(42,927)

Operating profit/(loss)	(3,408)	14,842	978	2,296	2,384	–	17,092

Share of profit/(loss) in associates and joint ventures	(6)	3,188	372	3	–	–	3,557

Profit/(loss) before tax	(3,414)	18,030	1,350	2,299	2,384	–	20,649

Tax expense	(173)	(2,711)	(254)	(1,313)	(864)	–	(5,315)

Profit/(loss) for the year	(3,587)	15,319	1,096	986	1,520	–	15,334

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other information about the profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2014
Net operating income[1]	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248
– external	20,450	22,071	2,524	7,937	8,266	–	61,248
– inter-segment	1,121	1,606	24	215	6	(2,972)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	950	606	40	182	473	–	2,251
Loan impairment losses gross of recoveries and other credit risk provisions	1,066	800	37	437	2,466	–	4,806
Impairment of financial investments	(256)	286	–	14	10	–	54
Changes in fair value of long-term debt and related derivatives	614	(4)	(3)	(99)	–	–	508
Restructuring costs	117	7	2	28	57	–	211

2013
Net operating income[1]	20,967	24,432	2,503	8,803	10,568	(2,628)	64,645
– external	20,108	22,853	2,497	8,569	10,618	–	64,645
– inter-segment	859	1,579	6	234	(50)	(2,628)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	957	610	48	303	412	–	2,330
Loan impairment losses gross of recoveries and other credit risk provisions	2,165	665	45	1,321	2,949	–	7,145
Impairment of financial investments	(61)	4	–	15	6	–	(36)
Changes in fair value of long-term debt and related derivatives	(936)	(1)	(3)	(288)	–	–	(1,228)
Restructuring costs	211	79	3	100	42	–	435

2012
Net operating income[1]	17,608	25,332	2,430	14,693	10,951	(2,684)	68,330
– external	16,405	23,893	2,455	14,566	11,011	–	68,330
– inter-segment	1,203	1,439	(25)	127	(60)	(2,684)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	966	649	55	363	499	–	2,532
Loan impairment losses gross of recoveries and other credit risk provisions	2,329	691	361	3,587	2,489	–	9,457
Impairment of financial investments	420	62	1	32	4	–	519
Changes in fair value of long-term debt and related derivatives	(3,091)	(4)	(13)	(1,219)	–	–	(4,327)
Restructuring costs	292	128	27	219	94	–	760

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Balance sheet information

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014
Loans and advances to customers	409,733	362,955	29,063	129,787	43,122	–	974,660
Interests in associates and joint ventures	175	14,958	2,955	83	10	–	18,181
Total assets	1,290,926	878,723	62,417	436,859	115,354	(150,140)	2,634,139
Customer accounts	545,959	577,491	39,720	138,884	48,588	–	1,350,642
Total liabilities	1,223,371	807,998	52,569	398,356	102,007	(150,140)	2,434,161
Capital expenditure incurred[1]	1,168	637	25	208	348	–	2,386

At 31 December 2013
Loans and advances to customers	456,110	336,897	27,211	127,953	43,918	–	992,089
Interests in associates and joint ventures	169	13,822	2,575	74	–	–	16,640
Total assets	1,392,959	831,791	60,810	432,035	113,999	(160,276)	2,671,318
Customer accounts	581,933	548,483	38,683	140,809	51,389	–	1,361,297
Total liabilities	1,326,537	770,938	50,706	393,635	99,319	(160,276)	2,480,859
Capital expenditure incurred[1]	907	1,236	32	265	385	–	2,825

At 31 December 2012
Loans and advances to customers	436,141	310,665	28,086	134,475	53,605	–	962,972
Interests in associates and joint ventures	178	15,309	2,262	85	–	–	17,834
Total assets	1,389,240	804,709	62,605	490,247	131,277	(185,540)	2,692,538
Customer accounts	535,215	529,754	39,583	141,700	65,144	–	1,311,396
Total liabilities	1,327,487	749,561	53,498	450,480	113,923	(185,540)	2,509,409
Capital expenditure incurred[1]	925	544	102	248	458	–	2,277

1	Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Other financial information

Net operating income by global business

	RBWM	CMB	GB&M	GPB	Other [1]	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

2014
Net operating income[2]	24,594	16,303	17,778	2,377	6,365	(6,169)	61,248
– external	22,692	16,879	20,055	1,980	(358)	–	61,248
– internal	1,902	(576)	(2,277)	397	6,723	(6,169)	–

2013
Net operating income[2]	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
– external	25,038	17,241	20,767	1,955	(356)	–	64,645
– internal	1,702	(876)	(1,591)	484	6,007	(5,726)	–

2012
Net operating income[2]	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330
– external	31,980	17,295	20,410	2,413	(3,768)	–	68,330
– internal	1,881	(744)	(2,137)	759	6,100	(5,859)	–

1	The main items reported in the ‘Other’ category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC’s holding company and financing operations. The ‘Other’ category also includes gains and losses on the disposal of certain significant subsidiaries or business units.
2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Information by country

	2014				2013				2012
	External net operating income	[1,2]	Non- current assets	[3]	External net operating income	[1,2]	Non- current assets	[3]	External net operating income	[1,2]	Non- current assets	[3]
	US$m		US$m		US$m		US$m		US$m		US$m

UK	14,392		8,671		13,347		17,481		9,149		18,391
Hong Kong	12,656		12,376		12,031		12,170		11,307		11,657
USA	5,736		5,685		6,121		4,189		11,779		6,718
France	2,538		10,301		3,111		11,565		2,881		11,074
Brazil	4,817		1,403		5,364		1,715		6,395		2,017
Other countries	21,109		28,273		24,671		27,879		26,819		30,078

Year ended/at 31 December	61,248		66,709		64,645		74,999		68,330		79,935

1	External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
3	Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than 12 months after the reporting period.

Financial information presented on our previous geographical operating segments

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net operating income[1]

2014
Net operating income	21,571	13,844	10,546	2,548	8,152	8,272	(3,685)	61,248
– external	20,450	12,656	9,415	2,524	7,937	8,266	–	61,248
– inter-segment	1,121	1,188	1,131	24	215	6	(3,685)	–

2013
Net operating income	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645
– external	20,108	12,031	10,822	2,497	8,569	10,618	–	64,645
– inter-segment	859	1,172	1,156	6	234	(50)	(3,377)	–

2012
Net operating income	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330
– external	16,405	11,307	12,586	2,455	14,566	11,011	–	68,330
– inter-segment	1,203	1,115	998	(25)	127	(60)	(3,358)	–

Profit/(loss) before tax

Year to:
31 December 2014	596	8,142	6,483	1,826	1,417	216	–	18,680
31 December 2013	1,825	8,089	7,764	1,694	1,221	1,972	–	22,565
31 December 2012	(3,414)	7,582	10,448	1,350	2,299	2,384	–	20,649

Balance sheet information

At 31 December 2014
Total assets	1,290,926	587,534	359,757	62,417	436,859	115,354	(218,708)	2,634,139
Total liabilities	1,223,371	556,388	320,178	52,569	398,356	102,007	(218,708)	2,434,161

At 31 December 2013
Total assets	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Total liabilities	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

At 31 December 2012
Total assets	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Total liabilities	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,343)	2,509,409

1	Net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

12	Trading assets

Accounting policy

Financial assets are classified as held for trading if they have been acquired principally for the purpose of selling in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. They are recognised on trade date, when HSBC enters into contractual arrangements with counterparties, and are normally derecognised when sold. They are initially measured at fair value, with transaction costs taken to the income statement. Subsequent changes in their fair values are recognised in the income statement in ‘Net trading income’. For trading assets, the interest is shown in ‘Net trading income’.

Trading assets

	2014	2013
	US$m	US$m

Trading assets:
– not subject to repledge or resale by counterparties	247,586	201,492
– which may be repledged or resold by counterparties	56,607	101,700

At 31 December	304,193	303,192

Treasury and other eligible bills	16,170	21,584
Debt securities	141,532	141,644
Equity securities	75,249	63,891

Trading securities at fair value	232,951	227,119
Loans and advances to banks[1]	27,581	27,885
Loans and advances to customers[1]	43,661	48,188

At 31 December	304,193	303,192

1	Loans and advances to banks and customers include reverse repos, settlement accounts, stock borrowing and other amounts.

Trading securities valued at fair value1

	2014	2013
	US$m	US$m

US Treasury and US Government agencies[2]	25,880	23,450
UK Government	9,280	11,591
Hong Kong Government	6,946	5,909
Other government	78,774	86,714
Asset-backed securities[3]	3,494	2,736
Corporate debt and other securities	33,328	32,828
Equity securities	75,249	63,891

At 31 December	232,951	227,119

1	Included within these figures are debt securities issued by banks and other financial institutions of US$22,399m (2013: US$22,989m), of which US$2,949m (2013: US$3,973m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m

Fair value
Listed[1]	1,311	98,028	74,542	173,881
Unlisted[2]	14,859	43,504	707	59,070

At 31 December 2014	16,170	141,532	75,249	232,951

Fair value
Listed[1]	194	85,821	62,724	148,739
Unlisted[2]	21,390	55,823	1,167	78,380

At 31 December 2013	21,584	141,644	63,891	227,119

1	Included within listed investments are US$5,956m (2013: US$3,836m) of securities listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

13	Fair values of financial instruments carried at fair value

Accounting policy

All financial instruments are recognised initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss at inception (‘day 1 gain or loss’), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire day 1 gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or HSBC enters into an offsetting transaction.

The fair value of financial instruments is generally measured on an individual basis. However, in cases where HSBC manages a group of financial assets and liabilities according to its net market or credit risk exposure, HSBC measures the fair value of the group of financial instruments on a net basis but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRS offsetting criteria as described in Note 32.

Critical accounting estimates and judgements

Valuation of financial instruments

The best evidence of fair value is a quoted price in an actively traded principal market. The fair values of financial instruments that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities issued. Where a financial instrument has a quoted price in an active market, the fair value of the total holding of the financial instrument is calculated as the product of the number of units and quoted price. The judgement as to whether a market is active may include, but is not restricted to, the consideration of factors such as the magnitude and frequency of trading activity, the availability of prices and the size of bid/offer spreads. The bid/offer spread represents the difference in prices at which a market participant would be willing to buy compared with the price at which they would be willing to sell. Valuation techniques may incorporate assumptions about factors that other market participants would use in their valuations, including:

•   the likelihood and expected timing of future cash flows on the instrument. Judgement may be required to assess the counterparty’s ability to service the instrument in accordance with its contractual terms. Future cash flows may be sensitive to changes in market rates;

•   selecting an appropriate discount rate for the instrument. Judgement is required to assess what a market participant would regard as the appropriate spread of the rate for an instrument over the appropriate risk-free rate;

•   judgement to determine what model to use to calculate fair value in areas where the choice of valuation model is particularly subjective, for example, when valuing complex derivative products.

A range of valuation techniques is employed, dependent on the instrument type and available market data. Most valuation techniques are based upon discounted cash flow analyses, in which expected future cash flows are calculated and discounted to present value using a discounting curve. Prior to considering credit risk, the expected future cash flows may be known, as would be the case for the fixed leg of an interest rate swap, or may be uncertain and require projection, as would be the case for the floating leg of an interest rate swap. ‘Projection’ utilises market forward curves, if available. In option models, the probability of different potential future outcomes must be considered. In addition, the value of some products is dependent on more than one market factor, and in these cases it will typically be necessary to consider how movements in one market factor may affect the other market factors. The model inputs necessary to perform such calculations include interest rate yield curves, exchange rates, volatilities, correlations, prepayment and default rates. For interest rate derivatives with collateralised counterparties and in significant currencies, HSBC uses a discounting curve that reflects the overnight interest rate (‘OIS’).

The majority of valuation techniques employ only observable market data. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them the measurement of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s inception profit or greater than 5% of the instrument’s valuation is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used).

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker.

For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets HSBC will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:

•	the extent to which prices may be expected to represent genuine traded or tradeable prices;

•	the degree of similarity between financial instruments;

•	the degree of consistency between different sources;

•	the process followed by the pricing provider to derive the data;

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Changes in fair value are generally subject to a profit and loss analysis process. This process disaggregates changes in fair value into three high level categories; (i) portfolio changes, such as new transactions or maturing transactions, (ii) market movements, such as changes in foreign exchange rates or equity prices, and (iii) other, such as changes in fair value adjustments (see further below).

The majority of financial instruments measured at fair value are in GB&M. GB&M’s fair value governance structure is illustrated below as an example:

Financial liabilities measured at fair value

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair value hierarchy

Fair values of financial assets and liabilities are determined according to the following hierarchy:

•	Level 1 – valuation technique using quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.

•	Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

The following table sets out the financial instruments by fair value hierarchy.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m

Recurring fair value measurements at 31 December 2014
Assets
Trading assets	180,446	117,279	6,468	304,193
Financial assets designated at fair value	23,697	4,614	726	29,037
Derivatives	4,366	337,718	2,924	345,008
Financial investments: available for sale	241,464	131,264	4,988	377,716

Liabilities
Trading liabilities	62,385	122,048	6,139	190,572
Financial liabilities designated at fair value	3,792	72,361	–	76,153
Derivatives	4,649	334,113	1,907	340,669

Recurring fair value measurements at 31 December 2013
Assets
Trading assets	182,721	115,124	5,347	303,192
Financial assets designated at fair value	30,173	7,649	608	38,430
Derivatives	2,539	277,224	2,502	282,265
Financial investments: available for sale	262,836	130,760	7,245	400,841

Liabilities
Trading liabilities	88,935	110,576	7,514	207,025
Financial liabilities designated at fair value	10,482	78,602	–	89,084
Derivatives	4,508	267,441	2,335	274,284

The increase in Level 2 derivative balances reflects the overall increase in derivative balances and is discussed in Note 16. There were no other significant movements during 2014.

Transfers between Level 1 and Level 2 fair values

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014
Transfers from Level 1 to Level 2	2,702	18,149	–	–	22,964	–	–
Transfers from Level 2 to Level 1	–	–	–	–	–	–	–

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each semi-annual reporting period. Transfers from Level 1 to Level 2 mainly reflect the reclassification of settlement balances and cash collateral following reassessment of the application of levelling criteria to these balances.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Global Banking and Markets fair value adjustments

	2014	2013
	US$m	US$m

Type of adjustment
Risk-related	1,958	1,565
– bid-offer	539	561
– uncertainty	357	343
– credit valuation adjustment	871	1,274
– debit valuation adjustment	(270)	(616)
– funding fair value adjustment	460	–
– other	1	3

Model-related	57	202
– model limitation	52	199
– other	5	3

Inception profit (Day 1 P&L reserves) (Note 16)	114	167

At 31 December	2,129	1,934

The largest change in recurring fair value adjustments was a decline of US$403m in respect of the credit valuation adjustment, as a result of both reduced derivative counterparty exposures and general narrowing of credit default swap (‘CDS’) spreads. Narrowing HSBC credit default swap spreads similarly contributed to a reduction in the debit valuation adjustment (‘DVA’) of US$346m.

Funding fair value adjustment (‘FFVA’) reflects the potential future cost or benefit of funding the uncollateralised derivative portfolio at rates other than overnight (‘OIS’) rates. The impact of FFVA adoption in 2014 was a US$263m reduction in net trading income, reflecting the incorporation of a funding spread over Libor. FFVA is measured from an OIS base, and the total FFVA balance of US$460m also reflects the difference between OIS and Libor which had been previously reflected in the fair value of the uncollateralised derivative portfolio.

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

Credit valuation adjustment

The CVA is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default and that HSBC may not receive the full market value of the transactions (see below).

Debit valuation adjustment

The DVA is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that HSBC may default, and that HSBC may not pay full market value of the transactions (see below).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Funding fair value adjustment

The funding fair value adjustment is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The expected future funding exposure is adjusted for events that may terminate the exposure such as the default of HSBC or the counterparty. The funding fair value adjustment and debit valuation adjustment are calculated independently.

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

Inception profit (Day 1 P&L reserves)

Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed on page 378. An analysis of the movement in the deferred Day 1 P&L reserve is provided on page 395.

Credit valuation adjustment/debit valuation adjustment methodology

HSBC calculates a separate CVA and DVA for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty, conditional on the non-default of HSBC, to HSBC’s expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying the result by the loss expected in the event of default. Both calculations are performed over the life of the potential exposure.

For most products HSBC uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default (‘LGD’) assumption of 60% is generally adopted for developed market exposures, and 75% for emerging market exposures. Alternative LGD assumptions may be adopted when both the nature of the exposure and the available data support this.

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

With the exception of certain central clearing parties, we include all third-party counterparties in the CVA and DVA calculations and do not net these adjustments across Group entities. We review and refine the CVA and DVA methodologies on an ongoing basis.

Valuation of uncollateralised derivatives

Historically, HSBC has valued uncollateralised derivatives by discounting expected future cash flows at a benchmark interest rate, typically Libor or its equivalent. In line with evolving industry practice, HSBC changed this approach in the second half of 2014. HSBC now views the OIS curve as the base discounting curve for all derivatives, both collateralised and uncollateralised, and has adopted an FFVA to reflect the funding of uncollateralised derivative exposure at rates other than OIS. The impact of adopting the funding fair value adjustment was a reduction in trading revenues of US$263m. This is an area in which a full industry consensus has not yet emerged. HSBC will continue to monitor industry evolution and refine the calculation methodology as necessary.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets						Liabilities
	Available for sale	Held for trading	At fair value	[1]	Deriv- atives	Total	Held for trading	At fair value	[1]	Deriv- atives	Total
	US$m	US$m	US$m		US$m	US$m	US$m	US$m		US$m	US$m

Private equity including strategic investments	3,120	164	432		–	3,716	47	–		–	47
Asset-backed securities	1,462	616	–		–	2,078	–	–		–	–
Loans held for securitisation	–	39	–		–	39	–	–		–	–
Structured notes	–	2	–		–	2	6,092	–		–	6,092
Derivatives with monolines	–	–	–		239	239	–	–		1	1
Other derivatives	–	–	–		2,685	2,685	–	–		1,906	1,906
Other portfolios	406	5,647	294		–	6,347	–	–		–	–

At 31 December 2014	4,988	6,468	726		2,924	15,106	6,139	–		1,907	8,046

Private equity including strategic investments	3,729	103	420		–	4,252	–	–		–	–
Asset-backed securities	1,677	643	–		–	2,320	–	–		–	–
Loans held for securitisation	–	83	–		–	83	–	–		–	–
Structured notes	–	14	–		–	14	7,514	–		–	7,514
Derivatives with monolines	–	–	–		320	320	–	–		–	–
Other derivatives	–	–	–		2,182	2,182	–	–		2,335	2,335
Other portfolios	1,839	4,504	188		–	6,531	–	–		–	–

At 31 December 2013	7,245	5,347	608		2,502	15,702	7,514	–		2,335	9,849

1	Designated at fair value through profit or loss.

Level 3 instruments are present in both ongoing and legacy businesses. Loans held for securitisation, derivatives with monolines, certain ‘other derivatives’ and predominantly all Level 3 asset-backed securities are legacy. HSBC has the capability to hold these positions.

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

Loans, including leveraged finance and loans held for securitisation

Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using alternative valuation techniques. These techniques include discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan, derived from other market instruments issued by the same or comparable entities.

Structured notes

The fair value of structured notes valued using a valuation technique with significant unobservable inputs is derived from the fair value of the underlying debt security, and the fair value of the embedded derivative is determined as described in the paragraph below on derivatives.

Level 3 structured notes principally comprise equity-linked notes which are issued by HSBC and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The notes are classified as Level 3 due to the unobservability of parameters such as long-dated equity volatilities and correlations between equity prices, between equity prices and interest rates and between interest rates and foreign exchange rates.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	7,245	5,347	608	2,502	7,514	–	2,335
Total gains/(losses) recognised in profit or loss	174	194	56	959	(25)	–	(5)
– trading income excluding net interest income	–	194	–	959	(25)	–	(5)
– net income/(expense) from other financial instruments designated at fair value	–	–	56	–	–	–	–
– gains less losses from financial investments	198
– loan impairment charges and other credit risk provisions	(24)

Total gains/(losses) recognised in other comprehensive income[1]	126	(178)	(16)	(126)	(123)	–	54
– available-for-sale investments: fair value gains/(losses)	208	–	–	–	–	–	–
– cash flow hedges: fair value gains/(losses)	–	–	–	(9)	–	–	34
– exchange differences	(82)	(178)	(16)	(117)	(123)	–	20

Purchases	1,505	705	273	–	(31)	–	–
New issuances	–	–	–	–	2,067	–	–
Sales	(1,237)	(481)	(149)	–	–	–	–
Settlements	(1,255)	(49)	(78)	27	(1,655)	–	(69)
Transfers out	(3,027)	(112)	–	(544)	(1,918)	–	(527)
Transfers in	1,457	1,042	32	106	310	–	119

At 31 December 2014	4,988	6,468	726	2,924	6,139	–	1,907

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2014	(24)	1	46	946	(122)	–	134
– trading income excluding net interest income	–	1	–	946	(122)	–	134
– net income/(expense) from other financial instruments designated at fair value	–	–	46	–	–	–	–
– loan impairment charges and other credit risk provisions	(24)	–	–	–	–	–	–

At 1 January 2013	8,511	4,378	413	3,059	7,470	–	3,005
Total gains/(losses) recognised in profit or loss	(52)	343	36	(205)	(747)	–	393
– trading income/(expense) excluding net interest income	–	343	–	(205)	(747)	–	393
– net income from other financial instruments designated at fair value	–	–	36	–	–	–	–
– gains less losses from financial investments	(66)	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	14	–	–	–	–	–	–

Total gains/(losses) recognised in other comprehensive income[1]	487	20	–	(7)	9	–	57
– available-for-sale investments: fair value gains	568	–	–	–	–	–	–
– cash flow hedges: fair value losses	–	–	–	(11)	–	–	–
– exchange differences	(81)	20	–	4	9	–	57

Purchases	1,838	1,293	56	–	(482)	–	–
New issuances	–	–	–	–	3,161	–	–
Sales	(766)	(1,821)	(4)	–	(14)	–	–
Settlements	(756)	(473)	(27)	(311)	(1,150)	–	(1,004)
Transfers out	(3,121)	(385)	(68)	(171)	(1,051)	–	(160)
Transfers in	1,104	1,992	202	137	318	–	44

At 31 December 2013	7,245	5,347	608	2,502	7,514	–	2,335

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2013	(166)	362	41	(297)	(401)	–	72
– trading income excluding net interest income	–	362	–	(297)	(401)	–	72
– net income from other financial instruments designated at fair value	–	–	41	–	–	–	–
– loan impairment charges and other credit risk provisions	(166)	–	–	–	–	–	–

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Purchases and sales of Level 3 available-for-sale assets predominantly reflect ABS activity, particularly in the securities investment conduits. Transfers out of Level 3 available-for-sale securities reflect increased confidence in the pricing of certain emerging markets corporate debt, in addition to improved price discovery of some ABSs. Transfers into Level 3 largely relate to other ABSs where price discovery has deteriorated. New issuances of trading liabilities reflect structured note issuances, mainly equity-linked notes. Transfers out of Level 3 trading liabilities principally relate to equity linked notes as certain model inputs became observable. Transfers into Level 3 trading assets primarily relate to loans in the process of syndication.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	US$m	US$m	US$m	US$m

Derivatives, trading assets and trading liabilities[1]	296	(276)	–	–
Financial assets and liabilities designated at fair value	37	(47)	–	–
Financial investments: available for sale	51	(67)	270	(350)

At 31 December 2014	384	(390)	270	(350)

Derivatives, trading assets and trading liabilities[1]	350	(285)	–	–
Financial assets and liabilities designated at fair value	32	(51)	–	–
Financial investments: available for sale	–	–	434	(673)

At 31 December 2013	382	(336)	434	(673)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The reduction in the effect of both favourable and unfavourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities predominantly reflects greater certainty in some emerging market foreign exchange volatility, as markets have developed. The reduction in the effect of both favourable and unfavourable changes in significant unobservable inputs in relation to available-for-sale assets during the period primarily reflects a decrease in the Level 3 balances.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	US$m	US$m	US$m	US$m

Private equity including strategic investments	77	(110)	172	(255)
Asset-backed securities	49	(22)	60	(55)
Loans held for securitisation	1	(1)	–	–
Structured notes	14	(9)	–	–
Derivatives with monolines	11	(11)	–	–
Other derivatives	129	(155)	–	–
Other portfolios	103	(82)	38	(40)

At 31 December 2014	384	(390)	270	(350)

Private equity including strategic investments	31	(61)	226	(436)
Asset-backed securities	60	(27)	113	(99)
Loans held for securitisation	3	(3)	–	–
Structured notes	16	(9)	–	–
Derivatives with monolines	25	(16)	–	–
Other derivatives	212	(164)	–	–
Other portfolios	35	(56)	95	(138)

At 31 December 2013	382	(336)	434	(673)

Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data. When the available data is not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

Key unobservable inputs to Level 3 financial instruments

The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 31 December 2014. The core range of inputs is the estimated range within which 90% of the inputs fall. A further description of the categories of key unobservable inputs is given below.

HSBC HOLDINGS PLC

Notes of Financial Statements (continued)

Quantitative information about significant unobservable inputs in Level 3 valuations

	Fair value			Key unobservable
	Assets	Liabilities	Valuation technique	inputs	Full range of inputs		Core range of inputs
	US$m	US$m			Lower	Higher	Lower	Higher

Private equity including strategic investments	3,716	47	See notes on page 388	See notes on page 388	n/a	n/a	n/a	n/a

Asset-backed securities	2,078	–
– CLO/CDO[1]	1,122	–	Model – Discounted cash flow	Prepayment rate	1%	6%	1%	6%
			Market proxy	Bid quotes	0	100	54	85
Other ABSs	956	–

Loans held for securitisation	39	–

Structured notes	2	6,092
– equity-linked notes	–	4,744	Model – Option model	Equity volatility	0.2%	65%	18%	38%
			Model – Option model	Equity correlation	27%	92%	44%	79%
– fund-linked notes	–	562	Model – Option model	Fund volatility	6%	8%	6%	8%
– FX-linked notes	2	477	Model – Option model	FX volatility	2%	70%	4%	16%
– other	–	309

Derivatives with monolines	239	1	Model – Discounted cash flow	Credit spread	3%	5%	4%	4%

Other derivatives	2,685	1,906
Interest rate derivatives:
– securitisation swaps	449	1,023	Model – Discounted cash flow	Prepayment rate	0%	50%	6%	18%
– long-dated swaptions	1,044	152	Model – Option model	IR volatility	2%	59%	16%	36%
– other	755	151

FX derivatives:
– FX options	89	95	Model – Option model	FX volatility	0.1%	70%	4%	14%
– other	7	7

Equity derivatives:
– long-dated single stock options	192	256	Model – Option model	Equity volatility	9%	65%	16%	40%
– other	34	162

Credit derivatives:
– other	115	60

Other portfolios	6,347	–
– structured certificates	4,420	–	Model – Discounted cash flow	Credit volatility	0.8%	3%	0.8%	3%
– EM corporate debt	372	–	Market proxy	Credit spread	1%	4%	1%	3%
			Market proxy	Bid quotes	58	131	106	130
– other[2]	1,555	–

At 31 December 2014	15,106	8,046

1	Collateralised loan obligation/collateralised debt obligation.
2	Includes a range of smaller asset holdings.

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

Prepayment rates

Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. Prepayment rates are an important input into modelled values of ABSs. A modelled price may be used where insufficient observable market prices exist to enable a market price to be determined directly. Prepayment rates are also an important input into the valuation of derivatives linked to securitisations. For example, so-called securitisation swaps have a notional value that is linked to the size of the outstanding loan portfolio in a securitisation, which may fall as prepayments occur. Prepayment rates vary according to the nature of the loan portfolio, and expectations of future market conditions. For example, current prepayment rates in US residential MBSs would generally be expected to rise as the US economy improves. Prepayment rates may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historical prepayment rates and macro-economic modelling.

Market proxy

Market proxy pricing may be used for an instrument for which specific market pricing is not available, but evidence is available in respect of instruments that have some characteristics in common. In some cases it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence. For example, in the collateralised loan obligation market it may be possible to establish that A-rated securities exhibit prices in a range, and to isolate key factors that influence position within the range. Applying this to a specific A-rated security within HSBC’s portfolio allows assignment of a price.

The range of prices used as inputs into a market proxy pricing methodology may therefore be wide. This range is not indicative of the uncertainty associated with the price derived for an individual security.

Volatility

Volatility is a measure of the anticipated future variability of a market price. Volatility tends to increase in stressed market conditions, and decrease in calmer market conditions. Volatility is an important input in the pricing of options. In general, the higher the volatility, the more expensive the option will be. This reflects both the higher probability of an increased return from the option and the potentially higher costs that HSBC may incur in hedging the risks associated with the option. If option prices become more expensive, this will increase the value of HSBC’s long option positions (i.e. the positions in which HSBC has purchased options), while HSBC’s short option positions (i.e. the positions in which HSBC has sold options) will suffer losses.

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

Certain volatilities, typically those of a longer-dated nature, are unobservable. The unobservable volatility is then estimated from observable data. For example, longer-dated volatilities may be extrapolated from shorter-dated volatilities. The range of unobservable volatilities quoted in the table on page 387 reflects the wide variation in volatility inputs by reference market price. For example, foreign exchange volatilities for a pegged currency may be very low, whereas for non-managed currencies the foreign exchange volatility may be higher. As a further example, volatilities for deep-in-the-money or deep-out-of-the-money equity options may be significantly higher than at-the-money options. The core range is significantly narrower than the full range because these examples with extreme volatilities occur relatively rarely within the HSBC portfolio. For any single unobservable volatility, the uncertainty in the volatility determination is significantly less than the range quoted above.

Correlation

Correlation is a measure of the inter-relationship between two market prices and is expressed as a number between minus one and one. A positive correlation implies that the two market prices tend to move in the same direction, with a correlation of one implying that they always move in the same direction. A negative correlation implies that the two market prices tend to move in opposite directions, with a correlation of minus one implying that the two market prices always move in opposite directions. Correlation is used to value more complex instruments where the payout is dependent upon more than one market price. For example, an equity basket option has a payout that is dependent upon the performance of a basket of single stocks, and the correlation between the price movements of those stocks will be an

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

input to the valuation. This is referred to as equity-equity correlation. There is a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations (e.g. equity-equity correlation) and cross-asset correlations (e.g. foreign exchange rate-interest rate correlation) used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.

Correlation may be unobservable. Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships.

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

Inter-relationships between key unobservable inputs

Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macroeconomic or other events. For example, improving economic conditions may lead to a ‘risk on’ market, in which prices of risky assets such as equities and high yield bonds rise, while ‘safe haven’ assets such as gold and US Treasuries decline. Furthermore, the effect of changing market variables upon the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable. For example, increasing high-yield bond prices will benefit long high-yield bond positions, but the value of any credit derivative protection held against these bonds will fall.

HSBC Holdings

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value

	2014	2013
	US$m	US$m

Valuation technique using observable inputs: Level 2
Assets at 31 December
Derivatives	2,771	2,789
Available for sale	4,073	1,210

Liabilities at 31 December
Designated at fair value	18,679	21,027
Derivatives	1,169	704

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

14	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation

		Fair value
			Valuation techniques
	Carrying amount	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m	US$m

Assets and liabilities not held for sale at 31 December 2014
Assets
Loans and advances to banks[1]	112,149	–	109,087	3,046	112,133
Loans and advances to customers[1]	974,660	–	13,598	959,239	972,837
Reverse repurchase agreements – non-trading[1]	161,713	–	160,600	1,123	161,723
Financial investments: debt securities	37,751	1,418	37,671	74	39,163

Liabilities
Deposits by banks[1]	77,426	–	77,300	98	77,398
Customer accounts[1]	1,350,642	–	1,336,865	13,730	1,350,595
Repurchase agreements – non-trading[1]	107,432	–	107,432	–	107,432
Debt securities in issue	95,947	146	94,325	1,932	96,403
Subordinated liabilities	26,664	–	28,806	1,248	30,054

Assets and liabilities not held for sale at 31 December 2013
Assets
Loans and advances to banks[1]	120,046	–	111,297	8,727	120,024
Loans and advances to customers[1]	992,089	–	10,762	971,520	982,282
Reverse repurchase agreements – non-trading[1]	179,690	–	178,516	1,166	179,682
Financial investments: debt securities	25,084	1,432	23,960	25	25,417

Liabilities
Deposits by banks[1]	86,507	–	86,440	51	86,491
Customer accounts[1]	1,361,297	–	1,346,343	14,576	1,360,919
Repurchase agreements – non-trading[1]	164,220	–	164,173	47	164,220
Debt securities in issue	104,080	166	101,551	2,941	104,658
Subordinated liabilities	28,976	–	29,704	1,309	31,013

1	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances.

Fair values are determined according to the hierarchy set out in Note 13.

Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. This includes cash and balances at central banks, items in the course of collection/transmission from/to other banks, Hong Kong Government certificates of indebtedness and Hong Kong currency notes in circulation, all of which are measured at amortised cost.

Carrying amount and fair value of loans and advances to customers by industry sector

	Carrying amount at 31 December
	Not impaired	Impaired	Total
	US$m	US$m	US$m

2014
Loans and advances to customers	954,710	19,950	974,660
– personal	377,154	11,800	388,954
– corporate and commercial	527,168	8,016	535,184
– financial	50,388	134	50,522

2013
Loans and advances to customers	967,181	24,908	992,089
– personal	390,018	14,108	404,126
– corporate and commercial	527,483	10,439	537,922
– financial	49,680	361	50,041

Loans and advances to customers are classified as not impaired or impaired in accordance with the criteria described on page 137.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Fair value at 31 December
	Not impaired	Impaired	Total
	US$m	US$m	US$m

2014
Loans and advances to customers	954,347	18,490	972,837
– personal	375,615	10,721	386,336
– corporate and commercial	528,361	7,642	536,003
– financial	50,371	127	50,498

2013
Loans and advances to customers	957,695	24,587	982,282
– personal	379,353	13,774	393,127
– corporate and commercial	529,029	10,340	539,369
– financial	49,313	473	49,786

Analysis of loans and advances to customers by geographical segment

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m

Loans and advances to customers
Europe	409,733	413,373	456,110	453,331
Asia	362,955	361,412	336,897	335,132
Middle East and North Africa	29,063	28,658	27,211	26,891
North America	129,787	126,232	127,953	122,823
Latin America	43,122	43,162	43,918	44,105

At 31 December	974,660	972,837	992,089	982,282

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

Fair values of the following assets and liabilities are estimated for the purpose of disclosure as described below:

Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using valuation models that incorporate a range of input assumptions. These assumptions may include value estimates from third-party brokers which reflect over-the-counter trading activity, forward looking discounted cash flow models using assumptions which HSBC believes are consistent with those which would be used by market participants in valuing such loans, and trading inputs from other market participants which include observed primary and secondary trades.

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

The fair value of loans and advances to customers in North America is lower than the carrying amount, primarily in the US, reflecting the market conditions at the balance sheet date. This is due to the challenging economic conditions during the past number of years, including house price depreciation, rising unemployment, changes in consumer behaviour, changes in discount rates and the lack of financing options available to support the purchase of loans and advances. The relative fair values have increased during 2014 largely due to improved conditions in the housing industry driven by increased property values and, to a lesser extent, lower required market yields and increased investor demand for these types of loans and advances.

The fair value of loans and advances to customers in Europe has improved relative to the carrying amount, primarily in the UK mortgage market where increased competition and central bank policies to stimulate lending have reduced interest rates and increased fair values accordingly.

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

Repurchase and reverse repurchase agreements – non-trading

Fair values are estimated by using discounted cash flows, applying current rates. Fair values approximate carrying amounts as their balances are generally short dated.

HSBC Holdings

The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet

	2014			2013
	Carrying amount	Fair value	[1]	Carrying amount	Fair value	[1]
	US$m	US$m		US$m	US$m

Assets at 31 December
Loans and advances to HSBC undertakings	43,910	45,091		53,344	55,332

Liabilities at 31 December
Amounts owed to HSBC undertakings	2,892	2,906		11,685	11,868
Debt securities in issue	1,009	1,357		2,791	3,124
Subordinated liabilities	17,255	20,501		14,167	16,633

1	Fair values were determined using valuation techniques with observable inputs (Level 2).

15	Financial assets designated at fair value

Accounting policy

Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated irrevocably at inception. HSBC may designate financial instruments at fair value when the designation:

•   eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial instruments, or recognising gains and losses on different bases from related positions. Under this criterion, the main class of financial assets designated by HSBC are financial assets under unit-linked insurance and unit-linked investment contracts. Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds. If no fair value designation was made for the related assets, the assets would be classified as available for sale, with changes in fair value recorded in other comprehensive income. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows the changes in fair values to be recorded in the income statement and presented in the same line;

•   applies to groups of financial instruments that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis. For example, certain financial assets are held to meet liabilities under non-linked insurance contracts. HSBC has documented risk management and investment strategies designed to manage and monitor market risk of those assets on net basis, after considering non-linked liabilities. Fair value measurement is also consistent with the regulatory reporting requirements under the appropriate regulations for those insurance operations;

•   relates to financial instruments containing one or more non-closely related embedded derivatives.

Designated financial assets are recognised at fair value when HSBC enters into contracts with counterparties, which is generally on trade date, and are normally derecognised when sold. Subsequent changes in fair values are recognised in the income statement in ‘Net income from financial instruments designated at fair value’.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	2014	2013
	US$m	US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	28,357	38,062
– which may be repledged or resold by counterparties	680	368

At 31 December	29,037	38,430
Treasury and other eligible bills	56	50
Debt securities	8,891	12,589
Equity securities	20,006	25,711

Securities designated at fair value	28,953	38,350
Loans and advances to banks and customers	84	80

At 31 December	29,037	38,430

Securities designated at fair value1

	2014	2013
	US$m	US$m

Fair value
US Treasury and US Government agencies[2]	8	34
UK Government	140	534
Hong Kong Government	40	113
Other government	4,088	4,097
Asset-backed securities[3]	18	140
Corporate debt and other securities	4,653	7,721
Equities	20,006	25,711

At 31 December	28,953	38,350

1	Included within these figures are debt securities issued by banks and other financial institutions of US$1,388m (2013: US$4,419m), of which US$24m (2013: US$92m) are guaranteed by various governments.
2	Include securities that are supported by an explicit guarantee issued by the US Government.
3	Exclude ABSs included under US Treasury and US Government agencies.

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m

Fair value
Listed[1]	5	2,731	13,837	16,573
Unlisted	51	6,160	6,169	12,380

At 31 December 2014	56	8,891	20,006	28,953

Fair value
Listed[1]	–	2,773	18,235	21,008
Unlisted	50	9,816	7,476	17,342

At 31 December 2013	50	12,589	25,711	38,350

1	Included within listed investments are US$1,361m of investments listed on a recognised exchange in Hong Kong (2013: US$1,148m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

16	Derivatives

Accounting policy

Derivatives

Derivatives are financial instruments that derive their value from the price of underlying items such as equities, bonds, interest rates, foreign exchange, credit spreads, commodities and equity or other indices.

Derivatives are recognised initially, and are subsequently measured, at fair value. Fair values of derivatives are obtained either from quoted market prices or by using valuation techniques.

Embedded derivatives are bifurcated from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host non-derivative contract, their contractual terms would otherwise meet the definition of a stand-alone derivative and the combined contract is not held for trading or designated at fair value. The bifurcated embedded derivatives are measured at fair value with changes therein recognised in the income statement.

Derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative.

Derivative assets and liabilities arising from different transactions are only offset for accounting purposes if the offsetting criteria presented in Note 32 are met.

Gains and losses from changes in the fair value of derivatives, including the contractual interest, that do not qualify for hedge accounting are reported in ‘Net trading income’. Gains and losses for derivatives managed in conjunction with financial instruments designated at fair value are reported in ‘Net income from financial instruments designated at fair value’ together with the gains and losses on the economically hedged items. Where the derivatives are managed with debt securities issued by HSBC that are designated at fair value, the contractual interest is shown in ‘Interest expense’ together with the interest payable on the issued debt.

Hedge accounting

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

At the inception of a hedging relationship, HSBC documents the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge. HSBC requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the hedged assets, liabilities or group that contain the hedged risk. If a hedging relationship no longer meets the criteria for hedge accounting, the hedge accounting is discontinued; the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income; the ineffective portion of the change in fair value is recognised immediately in the income statement.

The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the periods in which the hedged item affects profit or loss. In hedges of forecasted transactions that result in recognition of a non-financial asset or liability, previous gains and losses recognised in other comprehensive income are included in the initial measurement of the asset or liability.

When a hedging relationship is discontinued, any cumulative gain or loss recognised in other comprehensive income remains in equity until the forecast transaction is recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognised in other comprehensive income is immediately reclassified to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; the residual change in fair value is recognised immediately in the income statement. Gains and losses previously recognised in other comprehensive income are reclassified to the income statement on the disposal, or part disposal, of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, HSBC requires that at the inception of the hedge and throughout its life each hedge must be expected to be highly effective, both prospectively and retrospectively, on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed and the method adopted by an entity to assess hedge effectiveness will depend on its risk management strategy. For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated, with the effectiveness range being defined as 80% to 125%. Hedge ineffectiveness is recognised in the income statement in ‘Net trading income’.

Derivatives that do not qualify for hedge accounting

Non-qualifying hedges are derivatives entered into as economic hedges of assets and liabilities for which hedge accounting was not applied.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	95,584	1,728	97,312	95,187	572	95,759
Interest rate	471,379	1,864	473,243	463,456	4,696	468,152
Equities	11,694	–	11,694	13,654	–	13,654
Credit	9,340	–	9,340	10,061	–	10,061
Commodity and other	3,884	–	3,884	3,508	–	3,508

Gross total fair values	591,881	3,592	595,473	585,866	5,268	591,134

Offset			(250,465)			(250,465)

At 31 December 2014			345,008			340,669

Foreign exchange	78,652	2,262	80,914	75,350	448	75,798
Interest rate	456,282	2,294	458,576	448,434	4,097	452,531
Equities	18,389	–	18,389	22,573	–	22,573
Credit	9,092	–	9,092	8,926	–	8,926
Commodity and other	2,624	–	2,624	1,786	–	1,786

Gross total fair values	565,039	4,556	569,595	557,069	4,545	561,614

Offset			(287,330)			(287,330)

At 31 December 2013			282,265			274,284

Derivative assets increased during 2014, driven by yield curve movements and increased market volatility in foreign exchange. The decline in equity derivative assets and liabilities reflects the inclusion of variation margin on cash-settled exchange-traded equity derivatives within gross fair value rather than ‘offsetting’. This change has no impact upon total derivatives assets.

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	680	–	680	1,066	103	1,169
Interest rate	1,607	484	2,091	–	–	–

At 31 December 2014	2,287	484	2,771	1,066	103	1,169

Foreign exchange	1,774	45	1,819	471	–	471
Interest rate	955	15	970	233	–	233

At 31 December 2013	2,729	60	2,789	704	–	704

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

Notional contract amounts of derivatives held for trading purposes by product type

	HSBC		HSBC Holdings
	2014	2013	2014	2013
	US$m	US$m	US$m	US$m

Foreign exchange	5,548,075	5,264,978	15,595	17,280
Interest rate	22,047,278	27,056,367	8,650	10,304
Equities	568,932	589,903	–	–
Credit	550,197	678,256	–	–
Commodity and other	77,565	77,842	–	–

At 31 December	28,792,047	33,667,346	24,245	27,584

The decline in interest rate derivatives notionals during the year reflects participation in industry-wide ‘portfolio compression’ exercises.

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

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios. The notional contract amount of credit derivatives of US$550bn (2013: US$678bn) consisted of protection bought of US$272bn (2013: US$339bn) and protection sold of US$278bn (2013: US$339bn). The credit derivative business operates within the market risk management framework described on page 222.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	2014	2013
	US$m	US$m

Unamortised balance at 1 January	167	181
Deferral on new transactions	177	206
Recognised in the income statement during the period:	(234)	(221)
– amortisation	(114)	(105)
– subsequent to unobservable inputs becoming observable	(13)	(39)
– maturity, termination or offsetting derivative	(107)	(77)
– risk hedged	–	–
Exchange differences	4	1

Unamortised balance at 31 December[1]	114	167

1	This amount is yet to be recognised in the consolidated income statement.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Notional contract amounts of derivatives held for hedge accounting purposes by product type

	HSBC				HSBC Holdings
	2014		2013		2014	2013
	Cash flow hedge	Fair value hedge	Cash flow hedge	Fair value hedge	Fair value hedge	Fair value hedge
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	25,340	–	25,799	226	1,120	1,120
Interest rate	190,902	90,338	201,197	90,354	5,477	1,977

At 31 December	216,242	90,338	226,996	90,580	6,597	3,097

Fair value hedges

HSBC’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Fair value of derivatives designated as fair value hedges

	2014		2013
	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

HSBC
Foreign exchange	–	–	5	–
Interest rate	387	4,012	1,163	2,889

At 31 December	387	4,012	1,168	2,889

HSBC Holdings
Foreign exchange	–	103	45	–
Interest rate	484	–	15	–

At 31 December	484	103	60	–

Gains or losses arising from fair value hedges

	2014	2013	2012
	US$m	US$m	US$m

HSBC
Gains/(losses):
– on hedging instruments	(2,542)	1,997	(898)
– on the hedged items attributable to the hedged risk	2,561	(1,932)	871

Year ended 31 December	19	65	(27)

HSBC Holdings
Gains/(losses):
– on hedging instruments	423	14	–
– on the hedged items attributable to the hedged risk	(422)	(21)	–

Year ended 31 December	1	(7)	–

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

Fair value of derivatives designated as cash flow hedges

	2014		2013
	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,673	572	2,257	439
Interest rate	1,477	684	1,131	1,208

At 31 December	3,150	1,256	3,388	1,647

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Forecast principal balances on which interest cash flows are expected to arise

	3 months or less	More than 3 months but less than 1 year	5 years or less but more than 1 year	More than 5 years
	US$m	US$m	US$m	US$m

Net cash inflows/(outflows) exposure
Assets	131,694	122,728	79,529	959
Liabilities	(60,814)	(46,582)	(36,371)	(8,169)

At 31 December 2014	70,880	76,146	43,158	(7,210)

Net cash inflows/(outflows) exposure
Assets	135,857	124,670	89,405	2,156
Liabilities	(60,402)	(46,990)	(38,406)	(10,221)

At 31 December 2013	75,455	77,680	50,999	(8,065)

This table reflects the interest rate repricing profile of the underlying hedged items.

The gains and losses on ineffective portions of derivatives designated as cash flow hedges are recognised immediately in ‘Net trading income’. During the year to 31 December 2014 a gain of US$34m (2013: gain of US$22m; 2012: gain of US$35m) was recognised due to hedge ineffectiveness.

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 31 December 2014, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of US$55m (2013: US$4m), liabilities of US$1m (2013: US$23m) and notional contract values of US$3,525m (2013: US$2,840m).

Ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2014 was nil (2013 and 2012: nil).

17	Non-trading reverse repurchase and repurchase agreements

Accounting policy

When securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and an asset is recorded in respect of the initial consideration paid.

Non trading repos and reverse repos are measured at amortised cost. The difference between the sale and repurchase price or between the purchase and resale price is treated as interest and recognised in net interest income over the life of the agreement.

Non-trading repos and reverse repos are presented as separate lines in the balance sheet. This separate presentation was adopted with effect from 1 January 2014 and comparatives are re-presented accordingly. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’.

The extent to which non-trading reverse repos and repos represent amounts with customers and banks is set out below.

	2014	2013
	US$m	US$m

Assets
Banks	95,403	91,475
Customers	66,310	88,215

At 31 December	161,713	179,690

Liabilities
Banks	27,876	42,705
Customers	79,556	121,515

At 31 December	107,432	164,220

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

18	Financial investments

Accounting policy

Treasury bills, debt securities and equity securities intended to be held on a continuing basis, other than those designated at fair value, are classified as available for sale or held to maturity. They are recognised on trade date when HSBC enters into contractual arrangements to purchase those instruments, and are normally derecognised when either the securities are sold or redeemed.

(i)  Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in other comprehensive income until they are either sold or become impaired. When available-for-sale financial assets are sold, cumulative gains or losses previously recognised in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial investments’.

Interest income is recognised over a debt security’s expected life. Premiums and/or discounts arising on the purchase of dated debt securities are included in the interest recognised. Dividends from equity assets are recognised in the income statement when the right to receive payment is established.

(ii) Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends and is able to hold to maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost, less any impairment losses.

The accounting policy relating to impairments of available-for-sale securities is presented in Note 1(k).

Available-for-sale financial assets are reclassified to held to maturity if there is a change in intention or ability to hold those assets to maturity due to a change in the way those assets are managed. The fair value on reclassification becomes the new amortised cost and the assets are subsequently carried at amortised cost rather than fair value.

Financial investments

	2014	2013
	US$m	US$m

Financial investments:
– not subject to repledge or resale by counterparties	380,419	394,207
– which may be repledged or resold by counterparties	35,048	31,718

At 31 December	415,467	425,925

Carrying amount and fair value of financial investments

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m

Treasury and other eligible bills	81,517	81,517	78,111	78,111
– available for sale	81,517	81,517	78,111	78,111

Debt securities[1]	323,256	324,668	338,674	339,007
– available for sale	285,505	285,505	313,590	313,590
– held to maturity	37,751	39,163	25,084	25,417

Equity securities	10,694	10,694	9,140	9,140
– available for sale	10,694	10,694	9,140	9,140

At 31 December	415,467	416,879	425,925	426,258

1	During the year US$11,043m of available-for-sale debt securities were reclassified to held-to-maturity debt securities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial investments at amortised cost and fair value

	Amortised cost[1]	Fair value[2]
	US$m	US$m

US Treasury	33,931	34,745
US Government agencies[3]	18,326	18,516
US Government sponsored entities[3]	9,339	9,761
UK Government	28,680	29,758
Hong Kong Government	43,573	43,574
Other government	159,846	163,401
Asset-backed securities[4]	20,911	19,177
Corporate debt and other securities	84,387	87,252
Equities	7,421	10,694

At 31 December 2014	406,414	416,878

US Treasury	50,369	50,421
US Government agencies[3]	19,211	18,771
US Government sponsored entities[3]	5,263	5,445
UK Government	23,565	23,580
Hong Kong Government	49,570	49,579
Other government	153,619	156,208
Asset-backed securities[4]	25,961	24,115
Corporate debt and other securities	87,469	88,999
Equities	8,081	9,140

At 31 December 2013	423,108	426,258

US Treasury	60,657	61,925
US Government agencies[3]	22,579	23,500
US Government sponsored entities[3]	5,262	5,907
UK Government	17,018	17,940
Hong Kong Government	42,687	42,711
Other government	146,507	149,179
Asset-backed securities[4]	29,960	26,418
Corporate debt and other securities	86,099	89,777
Equities	4,284	5,789

At 31 December 2012	415,053	423,146

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions of US$53,877m (2013: US$55,303m; 2012: US$59,908m), of which US$8,812m (2013: US$8,946m; 2012: US$6,916m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions was US$54,375m (2013: US$55,467m; 2012: US$60,616m).
3	Include securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes ABSs included under US Government agencies and sponsored entities.

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale	Debt securities available for sale	Debt securities held to maturity	Equity securities available for sale	Total
	US$m	US$m	US$m	US$m	US$m

Carrying amount
Listed[1]	4,101	168,879	6,037	5,928	184,945
Unlisted[2]	77,416	116,626	31,714	4,766	230,522

At 31 December 2014	81,517	285,505	37,751	10,694	415,467

Carrying amount
Listed[1]	1,404	134,473	6,176	3,950	146,003
Unlisted[2]	76,707	179,117	18,908	5,190	279,922

At 31 December 2013	78,111	313,590	25,084	9,140	425,925

1	The fair value of listed held-to-maturity debt securities as at 31 December 2014 was US$6,459m (2013: US$6,281m). Included within listed investments were US$3,752m (2013: US$2,832m) of investments listed on a recognised exchange in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturities of investments in debt securities at their carrying amount

	1 year or less	5 years or less but over 1 year	10 years or less but over 5 years	Over 10 years	Total
	US$m	US$m	US$m	US$m	US$m

Available for sale	68,344	134,815	44,938	37,408	285,505
Held to maturity	1,396	9,622	7,087	19,646	37,751

At 31 December 2014	69,740	144,437	52,025	57,054	323,256

Available for sale	78,222	146,200	44,556	44,612	313,590
Held to maturity	2,993	8,380	6,442	7,269	25,084

At 31 December 2013	81,215	154,580	50,998	51,881	338,674

Contractual maturities and weighted average yields of investment debt securities

	Within one year		After one year but within five years		After five years but within ten years		After ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%

Available for sale
US Treasury	4,136	0.8	20,273	1.0	3,961	2.5	1,490	4.1
US Government agencies	–	–	9	4.2	44	3.9	9,704	2.6
US Government-sponsored agencies	–	–	1,939	3.2	1,393	3.3	1,138	3.3
UK Government	281	2.2	12,389	1.0	12,541	1.7	–	–
Hong Kong Government	350	0.4	953	1.0	–	–	–	–
Other governments	46,946	2.2	65,497	2.7	12,806	2.9	2,864	2.4
Asset-backed securities	688	1.3	1,172	1.4	4,003	1.4	15,036	1.1
Corporate debt and other securities	16,392	2.3	30,687	2.1	7,048	2.7	6,459	3.3

Total amortised cost at 31 December 2014	68,793		132,919		41,796		36,691

Total carrying value	68,344		134,815		44,938		37,408
Held to maturity
US Treasury	–	–	75	4.8	44	4.8	115	4.2
US Government agencies	–	–	1	7.6	50	2.6	8,506	2.4
US Government-sponsored agencies	–	–	92	1.4	406	2.9	4,370	3.1
Hong Kong Government	1	0.5	37	1.3	20	1.8	2	1.2
Other governments	95	4.1	278	4.8	202	5.2	722	4.9
Asset-backed securities	–	–	–	–	–	–	11	6.4
Corporate debt and other securities	1,300	3.5	9,139	3.6	6,365	4.0	5,920	4.1

Total amortised cost at 31 December 2014	1,396		9,622		7,087		19,646

Total carrying value	1,396		9,622		7,087		19,646

The maturity distributions of ABSs are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2014 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

19	Assets charged as security for liabilities, assets transferred and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	2014	2013
	US$m	US$m

Treasury bills and other eligible securities	5,170	6,387
Loans and advances to banks	17,294	17,733
Loans and advances to customers	77,960	87,894
Debt securities	138,991	190,095
Equity shares	11,373	8,816
Other	6,079	1,035

Assets pledged at 31 December	256,867	311,960

The table above shows assets where a charge has been granted to secure liabilities on a legal and contractual basis. The amount of such assets may be greater than the book value of assets utilised as collateral for funding purposes or to cover liabilities. This is the case for securitisations and covered bonds where the amount of liabilities issued, plus any mandatory over-collateralisation, is less than the book value of financial assets available for funding or collateral purposes in the relevant pool of assets. This is also the case where financial assets are placed with a custodian or settlement agent which has a floating charge over all the financial assets placed to secure any liabilities under settlement accounts.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Assets transferred

Accounting policy

Derecognition of financial assets

Financial assets are derecognised when the contractual rights to receive cash flows from the assets has expired; or when HSBC has transferred its contractual right to receive the cash flows of the financial assets, and either:

•   substantially all the risks and rewards of ownership have been transferred; or

•   HSBC has neither retained nor transferred substantially all the risks and rewards, but has not retained control.

HSBC enters into transactions in the normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognised or continuing to be recognised.

The financial assets shown above include amounts transferred to third parties that do not qualify for derecognition, notably debt securities held by counterparties as collateral under repurchase agreements and equity securities lent under securities lending agreements. As the substance of these transactions is secured borrowings, the asset collateral continues to be recognised in full and the related liability reflecting the Group’s obligation to repurchase the transferred assets for a fixed price at a future date is recognised on the balance sheet. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

Transferred financial assets not qualifying for full derecognition and associated financial liabilities

	Carrying amount of assets before transfer	Carrying amount of transferred assets	Carrying amount of associated liabilities	Fair value of transferred assets	Fair value of associated liabilities	Net position
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014
Repurchase agreements		78,541	79,141
Securities lending agreements		13,177	10,643
Other sales (recourse to transferred asset only)		3,775	4,049	4,007	4,018	(11)
Securitisations recognised to the extent of continuing involvement	17,427	11	5	11	5	6

At 31 December 2013
Repurchase agreements		125,508	126,175
Securities lending agreements		9,175	8,884
Other sales (recourse to transferred asset only)		6,707	7,019	6,827	6,707	120
Securitisations recognised to the extent of continuing involvement	17,427	16	8	16	8	8

Collateral accepted as security for assets

The fair value of assets accepted as collateral in relation to reverse repo and securities borrowing that HSBC is permitted to sell or repledge in the absence of default is US$269,019m (2013: US$259,617m). The fair value of any such collateral that has been sold or repledged was US$163,342m (2013: US$186,013m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

20	Interests in associates and joint ventures

Accounting policy

Investments in which HSBC, together with one or more parties, has joint control of an arrangement set up to undertake an economic activity are classified as joint ventures. HSBC classifies investments in entities over which it has significant influence, and that are neither subsidiaries (Note 22) nor joint ventures, as associates.

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

An investment in an associate is tested for impairment when there is an indication that the investment may be impaired. Goodwill on acquisitions of interests in joint ventures and associates is not tested separately for impairment.

Profits on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC’s interest in the respective associates or joint ventures. Losses are also eliminated to the extent of HSBC’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

Critical accounting estimates and judgements

Impairment of interests in associates

Impairment testing involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment.

The most significant judgements relate to the impairment testing of our investment in Bank of Communications (‘BoCom’). Key assumptions used in estimating BoCom’s value in use, the sensitivity of the value in use calculation to different assumptions and a sensitivity analysis that shows the changes in key assumptions that would reduce the excess of value in use over the carrying amount (the ‘headroom’) to nil are described in the Note below.

Associates

At 31 December 2014, the carrying amount of HSBC’s interests in associates was US$17,940m (2013: US$16,417m).

Principal associates of HSBC

	2014			2013
	Carrying amount	Fair value	[1]	Carrying amount	Fair value	[1]
	US$m	US$m		US$m	US$m

Listed
Bank of Communications Co., Limited	14,590	13,140		13,412	9,954
The Saudi British Bank	2,811	6,220		2,437	4,693

At 31 December	17,401	19,360		15,849	14,647

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

	At 31 December 2014
	Country of incorporation and principal place of business		Principal activity	HSBC’s interest in equity capital	Issued equity capital

Bank of Communications Co., Limited	PRC	[1]	Banking services	19.03%	RMB74,263m
The Saudi British Bank	Saudi Arabia		Banking services	40.00%	SR10,000m

1	People’s Republic of China.

Details of all HSBC associates and joint ventures, as required under Section 409 of the Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

HSBC had US$14,590m (2013: US$13,412m) of interests in associates listed in Hong Kong.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Bank of Communications Co., Limited (‘BoCom’)

HSBC’s investment in BoCom was equity accounted with effect from August 2004. HSBC’s significant influence in BoCom was established as a result of representation on the Board of Directors and, in accordance with the Technical Cooperation and Exchange Programme, HSBC is assisting in the maintenance of financial and operating policies and a number of staff has been seconded to assist in this process.

Impairment testing

At 31 December 2014, the fair value of HSBC’s investment in BoCom had been below the carrying amount for approximately 32 months, apart from a short period in 2013. As a result, we performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment at 31 December 2014. The recoverable amount was US$15.7bn (2013: US$14.0bn), an excess over carrying amount (‘headroom’) of US$1.1bn at 31 December 2014 (2013: US$0.6bn). The increase in headroom is due to the improved capital position of BoCom.

	At 31 December 2014			At 31 December 2013
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Bank of Communications Co., Limited	15.7	14.6	13.1	14.0	13.4	10.0

Basis of recoverable amount

The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value in use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates of earnings. Cash flows beyond the short- to medium-term are then extrapolated in perpetuity using a long-term growth rate. An imputed capital maintenance charge (‘CMC’) is included to meet the expected regulatory capital requirements, and calculated as a deduction from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected regulatory capital requirements. Management judgement is required in estimating the future cash flows of BoCom.

Key assumptions in VIU calculation

Long-term growth rate: the growth rate used was 5% (2013: 5%) for periods after 2018 and does not exceed forecast GDP growth in China.

Discount rate: the discount rate of 13% (2013: 13%) is derived from a range of values obtained by applying a Capital Asset Pricing Model (‘CAPM’) calculation for BoCom, using market data. Management supplements this by comparing the rates derived from the CAPM with discount rates available from external sources, and HSBC’s discount rate for evaluating investments in China. The discount rate used was within the range of 11.4% to 14.2% (2013: 10.5% to 15.0%) indicated by the CAPM and external sources.

Loan impairment charge as a percentage of customer advances: the ratio used ranges from 0.73% to 1% (2013: 0.64% to 1%) in the short- to medium-term. The long-term ratio was assumed to revert to a historical rate of 0.65% (2013: 0.64%). The rates were within the short- to medium-term range forecasts of 0.51% to 1.08% (2013: 0.55% to 1.20%) disclosed by external analysts.

Risk-weighted assets as a percentage of total assets: the ratio used ranges from 70% to 72% in the short- to medium-term. The long-term ratio reverts to a rate of 70% (2013: 68.7%).

Cost-income ratio: the ratio used ranges from 40.0% to 42.4% (2013: 39.7% to 43.2%) in the short- to medium-term. The ratios were within the short- to medium-term range forecasts of 37.2% to 44.5% (2013: 38.0% to 44.2%) disclosed by external analysts.

Sensitivity analyses were performed on each key assumption to ascertain the impact of reasonably possible changes in assumptions. The following change to each key assumption used on its own in the VIU calculation would reduce the headroom to nil.

Key assumption	Changes to key assumption to reduce headroom to nil

• Long-term growth rate • Discount rate • Loan impairment charge as a percentage of customer advances • Risk-weighted assets as a percentage of total assets • Cost-income ratio	• Decrease by 43 basis points • Increase by 53 basis points • Increase by 8 basis points • Increase by 3.3% • Increase by 1.6%

The following table illustrates the effect on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change will occur at the same time.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Favourable change		Current model	Unfavourable change
	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2014
Carrying amount: US$14.6bn
Long-term growth rate	+50bp	+100bp	5%	-50bp	-100bp
VIU	17.0	18.6	15.7	14.5	13.4
Increase/(decrease) in VIU	1.3	2.9		(1.2)	(2.3)

Discount rate	-50bp	-100bp	13%	+50bp	+100bp
VIU	16.8	18.1	15.7	14.7	13.9
Increase/(decrease) in VIU	1.1	2.4		(1.0)	(1.8)

Loan impairment charge as a percentage of customer advances	0.65% throughout		2014-18: 0.73% – 1% 2019 onwards: 0.65%	1% from 2014-18 2019 onwards: 0.65%
VIU	16.2		15.7	14.9
Increase/(decrease) in VIU	0.5			(0.8)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	2014-18: 70% – 72% 2019 onwards: 70.0%	+100bp	+200bp
VIU	16.0	16.3	15.7	15.4	15.1
Increase/(decrease) in VIU	0.3	0.6		(0.3)	(0.6)

Cost income ratio	-50bp	-100bp	2014-18: 40.0% – 42.4% 2019 onwards: 42.4%	+50bp	+100bp
VIU	16.0	16.3	15.7	15.4	15.1
Increase/(decrease) in VIU	0.3	0.6		(0.3)	(0.6)

At 31 December 2013
Carrying amount: US$13.4bn
Long-term growth rate	+50bp	+100bp	5%	-50bp	-100bp
VIU	15.4	16.9	14.0	12.9	11.8
Increase/(decrease) in VIU	1.4	2.9		(1.1)	(2.2)

Discount rate	-50bp	-100bp	13%	+50bp	+100bp
VIU	15.6	17.3	14.0	12.7	11.6
Increase/(decrease) in VIU	1.6	3.3		(1.3)	(2.4)

Loan impairment charge as a percentage of customer advances	0.64% throughout		2013-18: 0.64% – 1.00% 2019 onwards: 0.64%	1% from 2014-18
VIU	14.8		14.0	13.5
Increase/(decrease) in VIU	0.8			(0.5)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	68.7% throughout	+100bp	+200bp
VIU	14.4	14.7	14.0	13.7	13.4
Increase/(decrease) in VIU	0.4	0.7		(0.3)	(0.6)

Cost income ratio	-50bp	-100bp	2013-18: 39.7% – 43.2% 2019 onwards: 43.2%	+50bp	+100bp
VIU	14.3	14.7	14.0	13.7	13.4
Increase/(decrease) in VIU	0.3	0.7		(0.3)	(0.6)

Selected financial information of BoCom

The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2014, HSBC included the associate’s results on the basis of financial statements made up for the 12 months to 30 September 2014, taking into account changes in the subsequent period from 1 October 2014 to 31 December 2014 that would have materially affected the results.

	At 30 September
	2014	2013
	US$m	US$m

Selected balance sheet information of BoCom
Cash and balances at central banks	150,306	142,209
Loans and advances to banks and other financial institutions	79,960	88,049
Loans and advances to customers	547,706	516,161
Other financial assets	178,883	165,521
Other assets	45,140	34,392

Total assets	1,001,995	946,332

Deposits by banks and other financial institutions	209,935	170,916
Customer accounts	663,745	667,588
Other financial liabilities	28,860	20,564
Other liabilities	25,361	19,655

Total liabilities	927,901	878,723

Total equity	74,094	67,609

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 30 September
	2014	2013
	US$m	US$m

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements as at 31 December
HSBC’s share of total shareholders’ equity	14,040	12,810
Add: Goodwill and other intangible assets	550	602

Carrying amount	14,590	13,412

	For the 12 months ended 30 September
	2014	2013
	US$m	US$m

Selected income statement information of BoCom
Net interest income	22,030	20,768
Net fee and commission income	4,792	4,010
Loan impairment charges	(3,509)	(2,811)
Depreciation and amortisation	(920)	(809)
Tax expense	(3,102)	(2,823)
Profit for the year	10,626	10,099
Other comprehensive income	217	(375)
Total comprehensive income	10,843	9,724
Dividends received from BoCom	597	549
Summarised aggregate financial information in respect of all associates excluding BoCom
	2014	2013
	US$m	US$m

Carrying amount	3,350	3,005

HSBC’s share of:
– total assets	20,099	21,007
– total liabilities	16,837	18,056
– revenues	801	927
– profit or loss from continuing operations	519	408
– other comprehensive income	2	9
– total comprehensive income	521	417

Joint ventures

At 31 December 2014, the carrying amount of HSBC’s interests in joint ventures was US$241m (2013: US$223m).

Associates and joint ventures

For the year ended 31 December 2014, HSBC’s share of associates and joint ventures’ tax on profit was US$600m (2013: US$556m), which is included within ‘Share of profit in associates and joint ventures’ in the income statement.

Movements in interests in associates and joint ventures

	2014	2013
	US$m	US$m

At 1 January	16,640	17,834
Additions	30	26
Disposals	(133)	(3,148)
Share of results	2,532	2,325
Dividends	(757)	(694)
Exchange differences	(212)	396
Share of other comprehensive income/(expense) of associates and joint ventures	78	(35)
Other movements	3	(64)

At 31 December[1]	18,181	16,640

1	Includes goodwill of US$621m (2013: US$608m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

21	Goodwill and intangible assets

	2014	2013
	US$m	US$m

Goodwill	19,169	21,179
Present value of in-force long-term insurance business	5,307	5,335
Other intangible assets	3,101	3,404

At 31 December	27,577	29,918

Goodwill

Accounting policy

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

Goodwill is allocated to cash-generating units (‘CGU’s) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. HSBC’s CGU’s are based on geographical regions subdivided by global business. Impairment testing is performed at least annually, or whenever there is an indication of impairment, by comparing the recoverable amount of a CGU with its carrying amount. The carrying amount of a CGU is based on its assets and liabilities, including attributable goodwill. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value in use. VIU is the present value of the expected future CGU cash flows. If the recoverable amount is less than the carrying value, an impairment loss is charged to the income statement. Goodwill is carried on balance sheet at cost less accumulated impairment losses.

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

Critical accounting estimates and judgements

Goodwill impairment

The review of goodwill for impairment reflects management’s best estimate of the future cash flows of the CGUs and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

•   the future cash flows of the CGUs are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they reflect management’s view of future business prospects at the time of the assessment; and

•   the rates used to discount future expected cash flows can have a significant effect on their valuation and are based on the costs of capital assigned to individual CGUs. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control, are subject to uncertainty and require the exercise of significant judgement.

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

During 2014, no impairment of goodwill was identified (2013: nil). In addition to the annual impairment test which was performed as at 1 July 2014, management reviewed the current and expected performance of the CGUs as at 31 December 2014 and determined that there was no indication of impairment of the goodwill allocated to them.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Reconciliation of goodwill

	Europe	Asia	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Gross amount
At 1 January 2014	14,977	1,016	55	7,861	3,241	27,150
Disposals	(168)	–	–	–	–	(168)
Exchange differences	(1,594)	(30)	(1)	1	(240)	(1,864)
Reclassified to held for sale	(8)	–	–	–	24	16
Other	–	23	–	(47)	(18)	(42)

At 31 December 2014	13,207	1,009	54	7,815	3,007	25,092

Accumulated impairment losses
At 1 January 2014	–	–	–	(5,971)	–	(5,971)
Exchange differences	–	–	–	1	–	1
Other	–	–	–	47	–	47

At 31 December 2014	–	–	–	(5,923)	–	(5,923)

Net carrying amount at 31 December 2014	13,207	1,009	54	1,892	3,007	19,169

Gross amount
At 1 January 2013	14,660	1,134	60	8,339	3,646	27,839
Disposals	–	–	–	–	(1)	(1)
Exchange differences	596	(129)	(5)	(2)	(132)	328
Reclassified to held for sale[1]	(611)	–	–	–	(272)	(883)
Reinstated from held for sale	332	–	–	–	–	332
Other	–	11	–	(476)	–	(465)

At 31 December 2013	14,977	1,016	55	7,861	3,241	27,150

Accumulated impairment losses
At 1 January 2013	–	–	–	(6,449)	–	(6,449)
Exchange differences	–	–	–	2	–	2
Other	–	–	–	476	–	476

At 31 December 2013	–	–	–	(5,971)	–	(5,971)

Net carrying amount at 31 December 2013	14,977	1,016	55	1,890	3,241	21,179

1	During 2013, goodwill in Europe amounting to US$611m was reclassified to assets held for sale following the decision to sell the private banking operations of HSBC Private Bank Holdings (Suisse) S.A. in Monaco. On transfer to held for sale, a write down of the disposal group by US$279m was recorded and allocated to goodwill. Following the later decision to retain the operations, the reclassification of the assets and liabilities out of held for sale resulted in the reinstatement of the remaining goodwill.

Impairment testing

Timing of impairment testing

HSBC’s impairment test in respect of goodwill allocated to each ‘CGU’ is performed as at 1 July each year.

Basis of the recoverable amount

The recoverable amount of all CGUs to which goodwill has been allocated was equal to its VIU at each respective testing date for 2013 and 2014.

For each significant CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates. The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of the business units making up the CGUs. For the goodwill impairment test conducted at 1 July 2014, management’s cash flow projections until the end of 2018 were used.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Key assumptions in VIU calculation

			Nominal
	Goodwill at 1 July	Discount rate	growth rate beyond initial cash flow projections
	US$m	%	%

Cash-generating unit
Retail Banking and Wealth Management – Europe	4,298	9.1	4.5
Commercial Banking – Europe	3,214	10.1	4.2
Global Private Banking – Europe	3,808	7.1	3.4
Global Banking and Markets – Europe	3,296	11.0	4.2
Retail Banking and Wealth Management – Latin America	1,762	12.8	7.9

2014	16,378

Cash-generating unit
Retail Banking and Wealth Management – Europe	4,135	8.0	3.9
Commercial Banking – Europe	3,062	10.0	3.8
Global Private Banking – Europe	3,607	7.3	3.0
Global Banking and Markets – Europe	3,101	9.9	3.7
Retail Banking and Wealth Management – Latin America	1,812	11.2	8.6

2013	15,717

At 1 July 2014, aggregate goodwill of US$4,526m (1 July 2013: US$4,550m) had been allocated to CGUs that were not considered individually significant. The Group’s CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

Nominal long-term growth rate: this growth rate reflects GDP and inflation for the countries within which the CGU operates. The rates are based on IMF forecast growth rates as these rates are regarded as the most relevant estimate of likely future trends. The rates used for 2013 and 2014 do not exceed the long-term growth rate for the countries within which the CGU operates.

Discount rate: the discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a CAPM. The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. For the 1 July 2014 test, the methodology used to determine the discount rate for each CGU was refined to more accurately reflect the rates of inflation for the countries within which the CGU operates. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM with cost of capital rates produced by external sources. HSBC uses externally-sourced cost of capital rates where, in management’s judgement, those rates reflect more accurately the current market and economic conditions. For 2013 and 2014, internal costs of capital rates were consistent with externally-sourced rates.

Management’s judgement in estimating the cash flows of a CGU: the cash flow projections for each CGU are based on plans approved by the GMB. The key assumptions in addition to the discount rate and nominal long-term growth rate for each significant CGU are discussed below.

Global Private Banking – Europe: the cash flow forecast for GPB – Europe primarily reflects the repositioning of the business that is underway to concentrate on clients aligned with the Group’s priorities. Revenues in GPB – Europe are predominately generated through HSBC’s client relationships and the key assumption in the cash flow forecast is the level of assets under management and profitability therein following the strategic repositioning. The cash flow forecast includes increased profitability in GPB – Europe which is dependent on management achieving the planned strategic repositioning, in the context of the external environment.

At 1 July 2014, GPB – Europe had an excess of recoverable amount over carrying amount (‘headroom’) of US$1.8bn.

The following changes to the key assumptions in the value in use calculation would be necessary in order to reduce headroom to nil:

Key assumption Discount rate Long-term growth rate Cash flow projection	Change to key assumption to reduce headroom to nil Increase by 90 basis points Decrease by 102 basis points Decrease by 19.7%

The following table illustrates the effect on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change will occur at the same time.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Favourable change	Current model	Unfavourable change
	US$bn	US$bn	US$bn
At 1 July 2014
Carrying amount of CGU: US$7.3bn

Excess of recoverable amount over carrying amount: $1.8bn
Long-term growth rate	+100bp	3.4%	-100bp
VIU	12.2	9.1	7.4
Increase/(decrease) in VIU	3.1		(1.7)

Discount rate	-100bp	7.1%	+100bp
VIU	12.5	9.1	7.2
Increase/(decrease) in VIU	3.4		(1.9)

Forecast cash flow	+20%	378	-20%
VIU	10.9	9.1	7.3
Increase/(decrease) in VIU	1.8		(1.8)

Retail Banking and Wealth Management – Europe and Commercial Banking – Europe: the assumptions included in the cash flow projections for RBWM – Europe and CMB – Europe reflect the economic environment and financial outlook of the European countries within these two CGUs. Key assumptions include the level of interest rates, nominal GDP growth, competitors’ positions within the market and the level and change in unemployment rates. While current economic conditions in Europe continue to be challenging, management’s cash flow projections are based primarily on these prevailing conditions. Risks include slower than expected growth and an uncertain regulatory environment. RBWM – Europe is sensitive to further customer remediation and regulatory actions. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of RBWM – Europe or CMB – Europe.

Global Banking and Markets – Europe: the key assumption included in the cash flow projection for GB&M – Europe is that European markets will continue to recover. Accordingly, recovery in European revenues is assumed to continue over the projection period to 2018. Interest rate fluctuations would put further pressure on European markets revenue recovery. Our ability to achieve the forecast cash flows for GB&M – Europe could be adversely impacted by regulatory change during the forecast period including but not limited to the extent that the recommendations set out in the final report by the Independent Commission on Banking are implemented. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of GB&M – Europe.

Retail Banking and Wealth Management – Latin America: the assumptions included in the cash flow projections for RBWM – Latin America reflect the economic environment and financial outlook of the countries within this CGU, with Brazil and Mexico being the two largest. Key assumptions include growth in lending and deposit volumes and the credit quality of the loan portfolios. Potential challenges include unfavourable economic conditions restricting client demand and competitor pricing constraining margins. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of RBWM – Latin America.

Intangible assets

Accounting policy

Intangible assets are recognised, and those that are acquired in a business combination are distinguished from goodwill, when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Intangible assets include the present value of in-force long-term insurance business and long-term investment contracts with discretionary participating features (‘PVIF’), computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Computer software includes both purchased and internally generated software. The cost of internally generated software comprises all directly attributable costs necessary to create, produce and prepare the software to be capable of operating in the manner intended by management. Costs incurred in the ongoing maintenance of software are expensed immediately as incurred.

Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Where:

•  intangible assets have an indefinite useful life, or are not yet ready for use, they are tested for impairment annually. An intangible asset recognised during the current period is tested before the end of the current year; and where

•  intangible assets have a finite useful life, except for PVIF, they are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Intangible assets with finite useful lives are amortised, generally on a straight-line basis, over their useful lives as follows:

Trade names	10 years
Mortgage servicing rights	generally between 5 and 12 years
Internally generated software	between 3 and 5 years
Purchased software	between 3 and 5 years
Customer/merchant relationships	generally between 3 and 10 years
Other	generally 10 years

Present value of in-force long-term insurance business

The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features (‘DPF’) and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from these contracts written at the balance sheet date. The PVIF is determined by discounting the equity holders’ interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.

Present value of in-force long-term insurance business

Our life insurance business is accounted for using the embedded value approach which, inter alia, provides a risk and valuation framework. The PVIF asset at 31 December 2014 was US$5.3bn (2013: US$5.3bn).

Movements in PVIF

	2014	2013
	US$m	US$m

PVIF at 1 January	5,335	4,847

Value of new business written during the year[1]	870	924
Movements arising from in-force business:
– expected return	(545)	(505)
– experience variances[2]	62	(20)
– changes in operating assumptions	(69)	186
Investment return variances	(34)	42
Changes in investment assumptions	(75)	(120)
Other adjustments	52	18

Change in PVIF of long-term insurance business	261	525
Transfer of assets classified as held for sale[3]	(122)	–
Exchange differences and other	(167)	(37)

PVIF at 31 December	5,307	5,335

1	Value of new business written during the year is the present value of the projected stream of profits from the business.
2	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year to the extent this affects profits on future business.
3	Relates to the UK Pensions business which was classified as held for sale in the first half of the year. See page 191 for further details.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Key assumptions used in the computation of PVIF for main life insurance operations

Economic assumptions are either set in a way that is consistent with observable market values or, in certain markets (including those where the risk free curve is not observable at tenors matching the duration of our insurance contract liabilities) we make use of long-term economic assumptions. Setting such assumptions involves the projection of long-term interest rates and the time horizon over which rates in less developed markets will tend towards the norms observed in mature markets. The assumptions are informed by relevant historical data and by research and analysis performed by the Group’s Economic Research team and external experts. The valuation of PVIF will be sensitive to any changes in these long-term assumptions in the same way that it is sensitive to observed market movements, and the impact of such changes is included in the sensitivities presented below.

	2014			2013
	UK	Hong Kong	France[1]	UK	Hong Kong	France[1]
	%	%	%	%	%	%

Weighted average risk free rate	1.65	1.86	1.21	2.45	2.31	2.38
Weighted average risk discount rate	2.15	7.42	1.73	2.95	7.41	4.69
Expense inflation	4.67	3.00	2.00	3.39	3.00	2.00

1	For 2014, the calculation of France’s PVIF assumes a risk discount rate of 1.73% plus a risk margin of US$ 63m. For 2013, a composite rate of 4.69% was used. This was equivalent to a rate of 3.08% plus a risk margin of US$64m.

Sensitivity to changes in economic assumptions

The Group sets the risk discount rate applied to the PVIF calculation by starting from a risk-free rate curve and adding explicit allowances for risks not reflected in the best estimate cash flow modelling. Where shareholders provide options and guarantees to policyholders the cost of these options and guarantees is an explicit reduction to PVIF, unless it is already allowed for as an explicit addition to the technical provisions required by regulators. See page 195 for further details of these guarantees.

The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumption, risk-free rates, across all insurance manufacturing subsidiaries. Due to certain characteristics of the contracts, the relationships are non-linear and the results of the sensitivity testing should not be extrapolated to higher levels of stress. The sensitivities shown are before actions that could be taken by management to mitigate effects and before resultant changes in policyholder behaviour. The sensitivities have increased from 2013 to 2014, driven mainly by falling yields and a flattening of the yield curve in France during 2014. In the low yield environment the PVIF asset is particularly sensitive to yield curve movements driven by the projected cost of options and guarantees described on page 195.

	2014	2013
	US$m	US$m

Effect on PVIF at 31 December of:
+ 100 basis point shift in risk-free rate	320	184
– 100 basis point shift in risk-free rate[1]	(589)	(289)

1	Where a –100 basis point parallel shift in the risk-free rate would result in a negative rate, the effect on PVIF has been calculated using a minimum rate of 0%.

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

	2014	2013
	US$m	US$m

Effect on PVIF at 31 December of:
10% increase in mortality and/or morbidity rates	(66)	(84)
10% decrease in mortality and/or morbidity rates	70	84
10% increase in lapse rates	(146)	(154)
10% decrease in lapse rates	165	173
10% increase in expense rates	(93)	(109)
10% decrease in expense rates	94	110

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Other intangible assets

Movement of intangible assets excluding goodwill and the PVIF

	Internally generated software	Other	Total
	US$m	US$m	US$m

Cost
At 1 January 2014	5,999	2,975	8,974
Additions	732	177	909
Disposals	(35)	(80)	(115)
Amount written off	(24)	(53)	(77)
Other changes	(259)	(156)	(415)

At 31 December 2014	6,413	2,863	9,276

Accumulated amortisation
At 1 January 2014	(3,809)	(1,761)	(5,570)
Charge for the year[1]	(677)	(261)	(938)
Impairment	(11)	(54)	(65)
Disposals	32	77	109
Amount written off	24	53	77
Other changes	155	57	212

At 31 December 2014	(4,286)	(1,889)	(6,175)

Net carrying amount at 31 December 2014	2,127	974	3,101

Cost
At 1 January 2013	5,703	3,345	9,048
Additions	731	142	873
Disposals	(117)	(196)	(313)
Amount written off	(57)	(47)	(104)
Other changes	(261)	(269)	(530)

At 31 December 2013	5,999	2,975	8,974

Accumulated amortisation
At 1 January 2013	(3,469)	(1,963)	(5,432)
Charge for the year[1]	(675)	(179)	(854)
Impairment	(39)	(4)	(43)
Disposals	111	167	278
Amount written off	57	47	104
Other changes	206	171	377

At 31 December 2013	(3,809)	(1,761)	(5,570)

Net carrying amount at 31 December 2013	2,190	1,214	3,404

1	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights which is recognised in ‘Net fee income’. The revaluation net of amortisation charge for mortgage servicing rights was US$67m in 2014 (2013: credit of US$34m).

22	Investments in subsidiaries

Accounting policy

HSBC classifies investments in entities which it controls as subsidiaries. HSBC consolidation policy is described in Note 1(h). Subsidiaries which are structured entities are covered in Note 39.

HSBC Holdings’ investments in subsidiaries are stated at cost less impairment losses. Impairment losses recognised in prior periods are reversed through the income statement if there has been a change in the estimates used to determine the investment’s recoverable amount since the last impairment loss was recognised.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Principal subsidiaries of HSBC Holdings

	At 31 December 2014
	Country of incorporation or registration		HSBC’s interest in equity capital %	Issued equity capital		Share class
Europe
HSBC Asset Finance (UK) Limited	England		100	£265m		Ordinary £1
HSBC Bank A.S.	Turkey		100	TRL652m		A–Common TRL1 B–Common TRL1
HSBC Bank plc	England		100	£797m		Ordinary £1 Preferred Ordinary £1 Series 2 Third Dollar Preference US$0.01 Third Dollar Preference US$0.01
HSBC France	France		99.99	€337m		Shares €5.00
HSBC Private Banking Holdings (Suisse) SA	Switzerland		100	CHF1,363m		Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG	Germany		80.65	€75.4m		Shares of no par value

Asia
Hang Seng Bank Limited[1]	Hong Kong		62.14	HK$9, 658m		Ordinary no par value
HSBC Bank Australia Limited	Australia		100	A$811m		Ordinary no par value
HSBC Bank (China) Company Limited	PRC	[5]	100	RMB15,400m		Ordinary CNY1.00
HSBC Bank Malaysia Berhad	Malaysia		100	RM115m		Ordinary RM0.50
HSBC Bank (Taiwan) Limited	Taiwan		100	TWD34,800m		Ordinary TWD10.00
HSBC Life (International) Limited	Bermuda		100	HK$4,178m		Ordinary HK$1.00
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong		100	HK$96,052m		Ordinary no par value CIP[2] US$1.00 CRP[3] US$1.00 NIP[4] US$1.00

Middle East and North Africa
HSBC Bank Middle East Limited	Jersey		100	US$931m		Ordinary US$1.00 CRP[3] US$1.00
HSBC Bank Egypt S.A.E.	Egypt		94.53	EGP2,796m		Ordinary EGP84.00

North America
HSBC Bank Canada	Canada		100	C$1,225m		Common shares of no par value
HSBC Bank USA, N.A.	USA		100	US$2m		Common US$100
HSBC Finance Corporation	USA		100	–	[6]	Common US$0.01
HSBC Securities (USA) Inc.	USA		100	–	[6]	Common US$0.05

Latin America
HSBC Bank Argentina S.A.	Argentina		99.99	ARS1,244m		Ordinary–A ARS1.00 Ordinary–B ARS1.00
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil		100	BRL6,402m		Shares of no par value
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico		99.99	MXN5,681m		Ordinary MXN2.00

1 Listed in Hong Kong.	4 Non-cumulative Irredeemable Preference shares.
2 Cumulative Irredeemable Preference shares.	5 People’s Republic of China.
3 Cumulative Redeemable Preference shares.	6 Issued equity capital is less than US$1m.

Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 26 ‘Debt securities in issue’, 30 ‘Subordinated liabilities’ and 34 ‘Non-controlling interests’, respectively.

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

HSBC is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential requirements and maintains a capital buffer consistent with the Group’s risk appetite for the relevant country or region. Our capital management process culminates in the annual Group capital plan, which is approved by the Board. HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ issuance of equity and non-equity capital and by profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries. Subject to the above, there is no current or foreseen impediment to HSBC Holdings’ ability to provide such investments. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance. During 2014 and 2013, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged by our subsidiaries on paying dividends or repaying loans and advances.

The amount of guarantees by HSBC Holdings in favour of other HSBC Group entities is set out in Note 37.

Structured entities consolidated by HSBC where HSBC owns less than 50% of the voting rights

	Carrying value of total consolidated assets		Nature of SPE
	2014	2013
	US$bn	US$bn

Solitaire Funding Ltd	9.0	10.2	Securities investment conduit
Mazarin Funding Limited	3.9	7.4	Securities investment conduit
Barion Funding Limited	2.0	3.8	Securities investment conduit
Malachite Funding Limited	1.4	3.0	Securities investment conduit
HSBC Home Equity Loan Corporation I	1.9	2.1	Securitisation
HSBC Home Equity Loan Corporation II	0.9	1.6	Securitisation
Regency Assets Limited	11.0	13.5	Conduit
Bryant Park Funding LLC	–	0.4	Conduit

In addition to the above, HSBC consolidates a number of individually insignificant structured entities with total assets of US$22.9bn (2013: US$26.1bn). For further details, see Note 39.

In each of the above cases, HSBC controls and consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries with significant non-controlling interests

	2014	2013

Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests	37.86%	37.86%
Place of business	Hong Kong	Hong Kong

	US$m	US$m

Profit attributable to non-controlling interests	760	1,332
Accumulated non-controlling interests of the subsidiary	5,765	4,591
Dividends paid to non-controlling interests	513	495
Summarised financial information:
– total assets	160,769	145,380
– total liabilities	144,642	133,253
– net operating income before loan impairment	3,687	4,876
– profit for the year	2,007	3,517
– total comprehensive income for the year	4,460	3,145

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

23	Prepayments, accrued income and other assets

Accounting policy

Assets held for sale

Assets and liabilities of disposal groups and non-current assets are classified as held for sale when their carrying amounts will be recovered principally through sale rather than through continuing use. Held-for-sale assets are generally measured at the lower of their carrying amount and fair value less cost to sell, except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

Immediately before the initial classification as held for sale, the carrying amounts of the relevant assets and liabilities are measured in accordance with applicable IFRSs. On subsequent remeasurement of a disposal group, the carrying amounts of any assets and liabilities that are not within the scope of the measurement requirements of IFRS 5, but are included in a disposal group classified as held for sale, are remeasured under applicable IFRSs before the fair value less costs to sell of the disposal group is determined.

Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less impairment losses and depreciation over their estimated useful lives, as follows:

•  freehold land is not depreciated;

•  freehold buildings are depreciated at the greater of 2% per annum on a straight-line basis or over their remaining useful lives; and

•  leasehold land and buildings are depreciated over the shorter of their unexpired terms of the leases or their remaining useful lives.

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less impairment losses and depreciation over their useful lives, which are generally between 5 years and 20 years.

Property, plant and equipment is subject to an impairment review if their carrying amount may not be recoverable.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both, and those investment properties are included on balance sheet at fair value.

Prepayments, accrued income and other assets

	2014 US$m	2013 US$m

Prepayments and accrued income	10,554	11,006
Assets held for sale	7,647	4,050
Bullion	15,726	22,929
Endorsements and acceptances	10,775	11,624
Reinsurers’ share of liabilities under insurance contracts (Note 28)	1,032	1,408
Employee benefit assets (Note 6)	5,028	2,140
Other accounts	13,882	12,838
Property, plant and equipment	10,532	10,847

At 31 December	75,176	76,842

Prepayments, accrued income and other assets include US$40,622m (2013: US$37,635m) of financial assets, the majority of which are measured at amortised cost.

Property, plant and equipment – selected information

	2014 US$m	2013 US$m

Cost or fair value	21,831	21,927
Accumulated depreciation and impairment	11,299	11,080

Net carrying amount at 31 December	10,532	10,847
Additions at cost	1,477	1,980
Disposals at net book value	69	267
Property, plant and equipment[1]:
Land and buildings	5,234	5,661
– freehold	1,769	2,062
– long leasehold	1,252	1,266
– medium and short leasehold	2,213	2,333

Investment properties[2]	2,236	1,945

1	Includes nil freehold (2013: nil), US$1,306m long leasehold (2013: US$1,309m), US$2,638m medium leasehold (2013: US$2,472m) and nil short leasehold (2013: US$2m) in Hong Kong.
2	Investment properties are valued on a market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent more than 74% by value of HSBC’s investment properties subject to revaluation, were valued by DTZ Debenham Tie Leung Limited whose valuers are members of the Hong Kong Institute of Surveyors. Properties in other countries, which represent 26% by value of HSBC’s investment properties, were valued by different independent professionally qualified valuers.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

24	Trading liabilities

Accounting policy

Trading liabilities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. They are recognised on trade date, when HSBC enters into contractual arrangements with counterparties, and are normally derecognised when extinguished. They are initially measured at fair value, with subsequent changes in fair value and interest paid recognised in the income statement in ‘Net trading income’.

The sale of borrowed securities is classified as trading liabilities.

Trading liabilities

	2014 US$m	2013 US$m

Deposits by banks[1]	41,453	43,130
Customer accounts[1]	50,600	57,688
Other debt securities in issue (Note 26)	33,602	32,155
Other liabilities – net short positions in securities	64,917	74,052

At 31 December	190,572	207,025

1	Deposits by banks and customer accounts include repos, settlement accounts, stock lending and other amounts.

At 31 December 2014, the cumulative amount of change in fair value attributable to changes in HSBC’s credit risk was a loss of US$79m (2013: loss of US$95m).

25	Financial liabilities designated at fair value

Accounting policy

The criteria for designating instruments at fair value and their measurement are described in Note 15. The fair value designation, once made, is irrevocable. Designated financial liabilities are recognised when HSBC enters into contracts with counterparties and are normally derecognised when extinguished. This section provides examples of such designations:

•  Long-term debt issues. The interest payable on certain fixed rate long-term debt securities issued has been matched with the interest on certain interest rate swaps as part of a documented interest rate risk management strategy. An accounting mismatch would arise if the debt securities issued were accounted for at amortised cost, and this mismatch is eliminated through the fair value designation.

•  Financial liabilities under unit-linked and non-linked investment contracts.

HSBC issues contracts to customers that contain insurance risk, financial risk or a combination thereof. A contract under which HSBC accepts insignificant insurance risk from another party is not classified as an insurance contract, but is accounted for as a financial liability. See Note 28 for contracts where HSBC accepts significant insurance risk.

Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries and the corresponding financial assets are designated at fair value. Liabilities are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices. Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts. The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are deferred and amortised over the period during which the investment management services are provided.

Financial liabilities designated at fair value – HSBC

	2014 US$m	2013 US$m

Deposits by banks and customer accounts	160	315
Liabilities to customers under investment contracts	6,312	13,491
Debt securities in issue (Note 26)	46,364	53,363
Subordinated liabilities (Note 30)	21,822	18,230
Preferred securities (Note 30)	1,495	3,685

At 31 December	76,153	89,084

The carrying amount at 31 December 2014 of financial liabilities designated at fair value was US$5,813m more than the contractual amount at maturity (2013: US$4,375m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$870m (2013: loss of US$1,334m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial liabilities designated at fair value – HSBC Holdings

	2014 US$m	2013 US$m

Debt securities in issue (Note 26):
– owed to third parties	8,185	8,106
Subordinated liabilities (Note 30):
– owed to third parties	9,513	9,760
– owed to HSBC undertakings	981	3,161

At 31 December	18,679	21,027

The carrying amount at 31 December 2014 of financial liabilities designated at fair value was US$2,694m more than the contractual amount at maturity (2013: US$2,309m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$520m (2013: loss of US$859m).

26	Debt securities in issue

Accounting policy

Financial liabilities for debt securities issued are recognised when HSBC enters into contractual arrangements with counterparties and initially measured at fair value, which is normally the consideration received, net of directly attributable transaction costs incurred. Subsequent measurement of financial liabilities, other than those measured at fair value through profit or loss and financial guarantees, is at amortised cost, using the effective interest method to amortise the difference between proceeds received, net of directly attributable transaction costs incurred, and the redemption amount over the expected life of the instrument.

Debt securities in issue – HSBC

	2014 US$m	2013 US$m

Bonds and medium-term notes	132,539	146,116
Other debt securities in issue	43,374	43,482
	175,913	189,598
Of which debt securities in issue reported as:
– trading liabilities (Note 24)	(33,602)	(32,155)
– financial liabilities designated at fair value (Note 25)	(46,364)	(53,363)
At 31 December	95,947	104,080
Debt securities in issue – HSBC Holdings
	2014 US$m	2013 US$m

Debt securities	9,194	10,897
Of which debt securities in issue reported as:
– financial liabilities designated at fair value (Note 25)	(8,185)	(8,106)

At 31 December	1,009	2,791

27	Accruals, deferred income and other liabilities

	2014 US$m	2013 US$m

Liabilities of disposal groups held for sale	6,934	2,804
Accruals and deferred income	15,075	16,185
Amounts due to investors in funds consolidated by HSBC	782	1,008
Obligations under finance leases	67	252
Endorsements and acceptances	10,760	11,614
Employee benefit liabilities (Note 6)	3,208	2,931
Other liabilities	16,570	17,547

At 31 December	53,396	52,341

Accruals, deferred income and other liabilities include US$43,840m (2013: US$46,258m) of financial liabilities, the majority of which are measured at amortised cost.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

28	Liabilities under insurance contracts

Accounting policy

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

Future profit participation on insurance contracts with DPF

Where contracts provide discretionary profit participation benefits to policyholders, liabilities for these contracts include provisions for the future discretionary benefits to policyholders. These provisions reflect actual performance of the investment portfolio to date and management expectation of the future performance of the assets backing the contracts, as well as other experience factors such as mortality, lapses and operational efficiency, where appropriate. This benefit may arise from the contractual terms, regulation, or past distribution policy.

Investment contracts with DPF

While investment contracts with DPF are financial instruments, they continue to be treated as insurance contracts as permitted by IFRS 4. The Group therefore recognises the premiums for those contracts as revenue and recognises as an expense the resulting increase in the carrying amount of the liability.

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

Liabilities under insurance contracts

	Gross US$m	Reinsurers’ share US$m	Net US$m
Non-linked insurance contracts[1]
At 1 January 2014	33,950	(1,118)	32,832
Claims and benefits paid	(3,575)	175	(3,400)
Increase in liabilities to policyholders	7,764	(409)	7,355
Disposals/transfers to held-for-sale	(589)	527	(62)
Exchange differences and other movements	(577)	53	(524)

At 31 December 2014	36,973	(772)	36,201

Investment contracts with discretionary participation features
At 1 January 2014	26,427	–	26,427
Claims and benefits paid	(2,175)	–	(2,175)
Increase in liabilities to policyholders	3,188	–	3,188
Exchange differences and other movements[2]	(2,372)	–	(2,372)

At 31 December 2014	25,068	–	25,068

Linked life insurance contracts
At 1 January 2014	13,804	(290)	13,514
Claims and benefits paid	(1,499)	88	(1,411)
Increase in liabilities to policyholders	2,762	33	2,795
Disposals/transfers to held-for-sale	(2,547)	74	(2,473)
Exchange differences and other movements[3]	(700)	(165)	(865)

At 31 December 2014	11,820	(260)	11,560

Total liabilities to policyholders at 31 December 2014	73,861	(1,032)	72,829

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Gross US$m	Reinsurers’ share US$m	Net US$m

Non-linked insurance contracts[1]
At 1 January 2013	30,765	(952)	29,813
Claims and benefits paid	(3,014)	164	(2,850)
Increase in liabilities to policyholders	6,892	(367)	6,525
Disposals/transfers to held-for-sale	(52)	13	(39)
Exchange differences and other movements	(641)	24	(617)

At 31 December 2013	33,950	(1,118)	32,832

Investment contracts with discretionary participation features
At 1 January 2013	24,374	–	24,374
Claims and benefits paid	(2,308)	–	(2,308)
Increase in liabilities to policyholders	3,677	–	3,677
Exchange differences and other movements[2]	684	–	684

At 31 December 2013	26,427	–	26,427

Linked life insurance contracts
At 1 January 2013	13,056	(455)	12,601
Claims and benefits paid	(1,976)	426	(1,550)
Increase in liabilities to policyholders	3,379	111	3,490
Exchange differences and other movements[3]	(655)	(372)	(1,027)

At 31 December 2013	13,804	(290)	13,514

Total liabilities to policyholders at 31 December 2013	74,181	(1,408)	72,773

1	Includes liabilities under non-life insurance contracts.
2	Includes movement in liabilities relating to discretionary profit participation benefits due to policyholders arising from net unrealised investment gains recognised in other comprehensive income.
3	Includes amounts arising under reinsurance agreements.

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

29	Provisions

Accounting policy

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation, which has arisen as a result of past events and for which a reliable estimate can be made.

Critical accounting estimates and judgements

Provisions

Judgement is involved in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. Professional expert advice is taken on the assessment of litigation, property (including onerous contracts) and similar obligations.

Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous judgements and estimates as appropriate. At more advanced stages, it is typically easier to make judgements and estimates around a better defined set of possible outcomes. However, the amount provisioned can remain very sensitive to the assumptions used. There could be a wide range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved.

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Provisions

	Restructuring costs US$m	Contractual commitments US$m	Legal proceedings and regulatory matters US$m	Customer remediation US$m	Other provisions US$m	Total US$m

At 1 January 2014	271	177	1,832	2,382	555	5,217
Additional provisions/increase in provisions	147	136	1,752	1,440	154	3,629
Provisions utilised	(143)	(2)	(1,109)	(1,769)	(112)	(3,135)
Amounts reversed	(43)	(46)	(281)	(184)	(66)	(620)
Unwinding of discounts	–	1	43	10	11	65
Exchange differences and other movements	(35)	(32)	(53)	(48)	10	(158)

At 31 December 2014	197	234	2,184	1,831	552	4,998

At 1 January 2013	251	301	1,667	2,387	646	5,252
Additional provisions/increase in provisions	179	57	1,209	1,536	230	3,211
Provisions utilised	(111)	(5)	(709)	(1,487)	(167)	(2,479)
Amounts reversed	(65)	(66)	(340)	(94)	(126)	(691)
Unwinding of discounts	–	–	38	7	13	58
Exchange differences and other movements	17	(110)	(33)	33	(41)	(134)

At 31 December 2013	271	177	1,832	2,382	555	5,217

Further details of legal proceedings and regulatory matters are set out in Note 40, including the provisions made on foreign exchange rate investigations and litigation. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.

Payment protection insurance

At 31 December 2014, a provision of US$1,079m (31 December 2013: US$946m) was held relating to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. An increase in provisions of US$960m was recognised during the year, primarily reflecting an increase in inbound complaints by claims management companies compared to previous forecasts. The current projected trend of inbound complaint volumes implies that the redress programme will be complete by the first quarter of 2018. However, this timing is subject to uncertainty as the trend may change over time based on actual experience.

Cumulative provisions made since the Judicial Review ruling in the first half of 2011 amounted to US$4.2bn of which US$3.2bn had been paid as at 31 December 2014.

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

A total of approximately 5.4m PPI policies have been sold by HSBC since 2000, generating estimated revenues of US$4.3bn at 2014 average exchange rates. The gross written premiums on these polices was approximately US$5.6bn at 2014 average exchange rates. At 31 December 2014, the estimated total complaints expected to be received was 1.9m, representing 36% of total policies sold. It is estimated that contact will be made with regard to 2.3m policies, representing 42% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

The following table details the cumulative number of complaints received at 31 December 2014 and the number of claims expected in the future:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Cumulative to 31 December 2014	Future expected

Inbound complaints[1] (000s of policies)	1,215	344
Outbound contact (000s of policies)	448	291
Response rate to outbound contact	51%	51%
Average uphold rate per claim[2]	77%	71%
Average redress per claim (US$)	2,611	3,115

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

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

A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$222m at 2014 average exchange rates. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$13m.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress.

Interest rate derivatives

At 31 December 2014, a provision of US$312m (31 December 2013: US$776m) was held relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. The provision relates to the estimated redress payable to customers in respect of historical payments under derivative contracts, the expected write-off by the bank of open derivative contract balances, and estimated project costs. An increase in the provision of US$288m was recorded during the year, reflecting updated claims experience and the announcement by the FCA on 28 January 2015 of the extension of the scheme to 31 March 2015, and expectation of an additional population who will opt into the scheme following communications to affected customers.

The extent to which HSBC is ultimately required to pay redress depends on the responses of contacted and other customers during the review period and analysis of the facts and circumstances of each individual case, including consequential loss claims received. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress related to this programme.

UK Consumer Credit Act

HSBC has undertaken a review of compliance with the fixed-sum unsecured loan agreement requirements of the UK Consumer Credit Act (‘CCA’). US$379m has been recognised at 31 December 2014 within ‘Accruals, deferred income and other liabilities’ for the repayment of interest to customers, primarily where annual statements did not remind them of their right to partially prepay the loan, notwithstanding that the customer loan documentation did refer to this right. The cumulative liability to date is US$591m, of which payments of US$212m have been made to customers. There is uncertainty as to whether other technical requirements of the CCA have been met, for which we have assessed the contingent liability as up to US$0.9bn.

Brazilian labour, civil and fiscal claims

Within ‘Legal proceedings and regulatory matters’ above are labour, civil and fiscal litigation provisions of US$501m (2013: US$500m). Of these provisions, US$246m (2013: US$232m) was in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

30	Subordinated liabilities

HSBC

	2014 US$m	2013 US$m

Subordinated liabilities
At amortised cost	26,664	28,976
– subordinated liabilities	22,355	24,573
– preferred securities	4,309	4,403
Designated at fair value (Note 25)	23,317	21,915
– subordinated liabilities	21,822	18,230
– preferred securities	1,495	3,685

At 31 December	49,981	50,891

Subordinated liabilities
HSBC Holdings	25,277	22,308
Other HSBC	24,704	28,583

At 31 December	49,981	50,891

HSBC’s subordinated liabilities

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

The balance sheet amounts disclosed below are presented on an IFRSs basis and do not reflect the amount that the instruments contribute to regulatory capital due to the inclusion of issuance costs, regulatory amortisation and regulatory eligibility limits prescribed in the grandfathering provisions under CRD IV.

HSBC’s subordinated liabilities in issue

		First call date	Maturity date	2014 US$m	2013 US$m

Additional tier 1 capital securities guaranteed by HSBC Holdings plc[1]
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities[2]	Mar 2014		–	2,022
£500m	8.208% non-cumulative step-up perpetual preferred securities	Jun 2015		779	825
€750m	5.13% non-cumulative step-up perpetual preferred securities	Mar 2016		979	1,129
US$900m	10.176% non-cumulative step-up perpetual preferred securities, series 2	Jun 2030		891	891

				2,649	4,867

Additional tier 1 capital securities guaranteed by HSBC Bank plc[1]
£300m	5.862% non-cumulative step-up perpetual preferred securities	Apr 2020		515	534
£700m	5.844% non-cumulative step-up perpetual preferred securities	Nov 2031		1,091	1,157

				1,606	1,691

Tier 2 securities issued by HSBC Bank plc
£500m	4.75% callable subordinated notes[3]	Sep 2015	Sep 2020	802	866
£350m	5.00% callable subordinated notes[4]	Mar 2018	Mar 2023	605	635
£300m	6.50% subordinated notes	–	Jul 2023	466	494
£350m	5.375% callable subordinated step-up notes[5]	Nov 2025	Nov 2030	620	602
£500m	5.375% subordinated notes	–	Aug 2033	905	884
£225m	6.25% subordinated notes	–	Jan 2041	349	370
£600m	4.75% subordinated notes	–	Mar 2046	924	980
€500m	Callable subordinated floating rate notes[6]	Sep 2015	Sep 2020	588	655
US$300m	7.65% subordinated notes	–	May 2025	400	380
US$750m	Undated floating rate primary capital notes	Jun 1990		750	751
US$500m	Undated floating rate primary capital notes	Sep 1990		500	499
US$300m	Undated floating rate primary capital notes, series 3	Jun 1992		300	299

				7,209	7,415

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

		First call date	Maturity date	2014 US$m	2013 US$m

Tier 2 securities issued by The Hongkong and Shanghai Banking Corporation Ltd
US$400m	Primary capital undated floating rate notes	Aug 1990		403	404
US$400m	Primary capital undated floating rate notes (second series)	Dec 1990		401	402
US$400m	Primary capital undated floating rate notes (third series)	Jul 1991		400	400

				1,204	1,206

Tier 2 securities issued by HSBC Bank Australia Limited
AUD200m	Callable subordinated floating rate notes	Nov 2015	Nov 2020	164	179

				164	179

Tier 2 securities issued by HSBC Bank Malaysia Berhad
MYR500m	4.35% subordinated bonds	Jun 2017	Jun 2022	143	152
MYR500m	5.05% subordinated bonds	Nov 2022	Nov 2027	144	154

				287	306

Tier 2 securities issued by HSBC USA Inc.
US$200m	7.808% capital securities	Dec 2006	Dec 2026	200	200
US$200m	8.38% capital securities	May 2007	May 2027	200	200
US$150m	9.50% subordinated debt[7]	–	Apr 2014	–	151
US$150m	7.75% Capital Trust pass through securities	Nov 2006	Nov 2026	150	150
US$750m	5.00% subordinated notes	–	Sep 2020	738	746
US$250m	7.20% subordinated debentures	–	Jul 2097	216	215
	Other subordinated liabilities each less than US$150m			297	299

				1,801	1,961

Tier 2 securities issued by HSBC Bank USA, N.A.
US$1,000m	4.625% subordinated notes[7]	–	Apr 2014	–	1,000
US$500m	6.00% subordinated notes	–	Aug 2017	508	513
US$1,250m	4.875% subordinated notes	–	Aug 2020	1,210	1,262
US$1,000m	5.875% subordinated notes	–	Nov 2034	1,245	1,081
US$750m	5.625% subordinated notes	–	Aug 2035	934	811
US$700m	7.00% subordinated notes	–	Jan 2039	676	696

				4,573	5,363

Tier 2 securities issued by HSBC Finance Corporation
US$1,000m	5.911% trust preferred securities[8]	Nov 2015	Nov 2035	998	996
US$2,939m	6.676% senior subordinated notes[9]	–	Jan 2021	2,185	2,182

				3,183	3,178

Tier 2 securities issued by HSBC Bank Brazil S.A.
BRL383m	Subordinated certificates of deposit	–	Feb 2015	144	162
BRL500m	Subordinated floating rate certificates of deposit	–	Dec 2016	188	212
	Other subordinated liabilities each less than US$150m10			81	224

				413	598

Tier 2 securities issued by HSBC Bank Canada
CAD400m	4.80% subordinated debentures	Apr 2017	Apr 2022	367	403
CAD200m	4.94% subordinated debentures	Mar 2016	Mar 2021	172	188
CAD39m	Floating rate debentures	Oct 1996	Nov 2083	34	37

				573	628

Securities issued by HSBC Mexico, S.A.
MXN1,818m	Non-convertible subordinated obligations[11]	Sep 2013	Sep 2018	124	138
MXN2,273m	Non-convertible subordinated obligations[11]	Dec 2013	Dec 2018	154	173
US$300m	Non-convertible subordinated obligations[11,12]	Jun 2014	Jun 2019	240	240

				518	551

Securities issued by other HSBC subsidiaries
Other subordinated liabilities each less than US$200m11				524	640

Total of subordinated liabilities issued by HSBC subsidiaries				24,704	28,583

1	See paragraph below, ‘Guaranteed by HSBC Holdings or HSBC Bank’.
2	In March 2014, HSBC called and redeemed the €1,400m 5.3687% non-cumulative step-up perpetual preferred securities at par.
3	The interest rate payable after September 2015 is the sum of the three-month sterling Libor plus 0.82%.
4	The interest rate payable after March 2018 is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.80%.
5	The interest rate payable after November 2025 is the sum of the three-month sterling Libor plus 1.50%.
6	The interest margin increases by 0.5% from September 2015.
7	In April 2014, HSBC redeemed the $1,000m 4.625% subordinated notes and the 9.5% subordinated debt security at par.
8	The distributions change in November 2015 to three-month dollar Libor plus 1.926%.
9	Approximately 25% of the senior subordinated notes are held by HSBC Holdings.
10	Some securities included here are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA’s GENPRU as applied in 2013 and CRD IV rules as applied in 2014.
11	These securities are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA’s GENPRU as applied in 2013 and CRD IV rules as applied in 2014.
12	Approximately US$60m of the subordinated obligations are held by HSBC Holdings.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

				2014 US$m	2013 US$m
Subordinated liabilities:
– at amortised cost				17,255	14,167
– designated at fair value (Note 25)				10,494	12,921

At 31 December				27,749	27,088

HSBC Holdings’ subordinated liabilities
		First call date	Maturity date	2014 US$m	2013 US$m

Tier 2 securities issued by HSBC Holdings plc

Amounts owed to third parties
US$488m	7.625% subordinated notes[1]	–	May 2032	538	554
US$222m	7.35% subordinated notes[1]	–	Nov 2032	278	278
US$2,000m	6.5% subordinated notes[1]	–	May 2036	2,029	2,029
US$2,500m	6.5% subordinated notes[1]	–	Sep 2037	3,278	3,039
US$1,500m	6.8% subordinated notes[1]	–	Jun 2038	1,487	1,487
US$2,000m	4.25% subordinated notes[2,5]	–	Mar 2024	2,069	–
US$1,500m	5.25% subordinated notes[2,5]	–	Mar 2044	1,735	–
£900m	6.375% callable subordinated notes[1,3]	Oct 2017	Oct 2022	1,558	1,672
£650m	5.75% subordinated notes[2]	–	Dec 2027	1,176	1,158
£650m	6.75% subordinated notes[2]	–	Sep 2028	1,005	1,066
£750m	7.0% subordinated notes[2]	–	Apr 2038	1,217	1,288
£900m	6.0% subordinated notes[2]	–	Mar 2040	1,379	1,464
€1,600m	6.25% subordinated notes[2]	–	Mar 2018	1,950	2,210
€1,750m	6.0% subordinated notes[2]	–	Jun 2019	2,623	2,884
€700m	3.625% callable subordinated notes[1,4]	Jun 2015	Jun 2020	878	1,007
€1,500m	3.375% callable subordinated notes[1,2,5]	Jan 2019	Jan 2024	1,898	2,075

				25,098	22,211

Amounts owed to HSBC undertakings
€1,400m	5.3687% fixed/floating subordinated notes[6]	Mar 2014	Dec 2043	–	2,024
£500m	8.208% subordinated step-up cumulative notes	Jun 2015	Jun 2040	779	825
€750m	5.13% fixed/floating subordinated notes	Mar 2016	Dec 2044	981	1,137
US$900m	10.176% subordinated step-up cumulative notes	Jun 2030	Jun 2040	891	891

				2,651	4,877

At 31 December				27,749	27,088

1	Amounts owed to third parties represent securities included in the capital base of HSBC as tier 2 securities in accordance with the grandfathering provisions under CRD IV rules.
2	These securities are included in the capital base of HSBC as fully CRD IV compliant tier 2 securities on an end point basis.
3	The interest rate payable after October 2017 is the sum of the three-month sterling Libor plus 1.3%.
4	The interest rate payable after June 2015 is the sum of the three-month Euribor plus 0.93%.
5	These subordinated notes are measured at amortised cost in HSBC Holdings, where the interest rate risk is hedged using a fair value hedge, while they are measured at fair value in the Group.
6	In March 2014, HSBC Holdings called and redeemed the €1,400m 5.3687% fixed/floating subordinated notes at par.

Additional tier 1 capital securities

Additional tier 1 capital securities are included in HSBC’s capital base as tier 1 capital and are perpetual subordinated securities on which investors are entitled, subject to certain conditions, to receive distributions which are non-cumulative. Such securities do not generally carry voting rights but rank above ordinary shares for coupon payments and in the event of a winding-up. The eligibility criteria for tier 1 securities changed on the introduction of CRD IV rules on 1 January 2014. For further guidance on the criteria for additional tier 1 securities, see note 35. Instruments issued before CRD IV comes into effect which do not meet the identifying criteria in full are eligible as regulatory capital subject to grandfathering limits and progressive phase-out. Capital securities that have been issued during 2014 are recognised as fully CRD IV compliant additional tier 1 capital securities on an end point basis and are accounted for as equity and detailed in Note 35.

Guaranteed by HSBC Holdings or HSBC Bank

The six capital securities guaranteed on a subordinated basis by HSBC Holdings or HSBC Bank are non-cumulative step-up perpetual preferred securities issued by Jersey limited partnerships. The proceeds of the issues were on-lent to the respective guarantors by the limited partnerships in the form of subordinated notes. These preferred securities qualify as additional tier 1 capital for HSBC under CRD IV by virtue of application of grandfathering provisions and the two capital securities guaranteed by HSBC Bank also qualify as additional tier 1 capital for HSBC Bank (on a solo and a consolidated basis) under CRD IV by virtue of application of grandfathering provisions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

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

Tier 2 capital securities

These capital securities are included within HSBC’s capital base as tier 2 capital under CRD IV by virtue of application of grandfathering provisions (with the exception of identified HSBC Holding securities which are compliant with CRD IV end point rules). Tier 2 capital securities are either perpetual subordinated securities or dated securities on which there is an obligation to pay coupons. In accordance with CRD IV, the capital contribution of all tier 2 securities is amortised for regulatory purposes in their final five years before maturity.

31	Maturity analysis of assets, liabilities and off-balance sheet commitments

The table on page 427 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. Asset and liability balances are included in the maturity analysis as follows:

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

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC

Maturity analysis of assets and liabilities

	At 31 December 2014
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets

Cash and balances at central banks	129,957	–	–	–	–	–	–	–	129,957
Items in the course of collection from other banks	4,927	–	–	–	–	–	–	–	4,927
Hong Kong Government certificates of indebtedness	27,674	–	–	–	–	–	–	–	27,674
Trading assets	303,463	–	–	–	–	–	730	–	304,193
– reverse repos	567	–	–	–	–	–	730	–	1,297
– other trading assets	302,896	–	–	–	–	–	–	–	302,896

Financial assets designated at fair value	244	399	417	346	208	1,825	4,634	20,964	29,037
Derivatives	341,558	56	463	220	32	1,003	1,033	643	345,008
– trading	341,416	–	–	–	–	–	–	–	341,416
– non-trading	142	56	463	220	32	1,003	1,033	643	3,592

Loans and advances to banks[1]	73,758	17,649	5,682	1,934	1,850	7,371	1,981	1,924	112,149
Loans and advances to customers[1]	203,130	76,236	55,018	35,347	37,674	91,300	187,728	288,227	974,660
– personal	42,170	9,673	8,911	7,486	8,672	27,305	54,439	230,298	388,954
– corporate and commercial	146,250	61,809	41,924	23,720	23,697	56,398	124,796	56,590	535,184
– financial	14,710	4,754	4,183	4,141	5,305	7,597	8,493	1,339	50,522

Reverse repurchase agreements – non-trading[1]	116,002	30,490	9,076	2,230	582	868	2,465	–	161,713
Financial investments	28,237	50,445	41,503	14,577	17,011	48,392	96,891	118,411	415,467
Accrued income and other financial assets	17,870	7,572	2,415	605	327	748	1,282	9,803	40,622

Financial assets at 31 December 2014	1,246,820	182,847	114,574	55,259	57,684	151,507	296,744	439,972	2,545,407

Non-financial assets	–	–	–	–	–	–	–	88,732	88,732

Total assets at 31 December 2014	1,246,820	182,847	114,574	55,259	57,684	151,507	296,744	528,704	2,634,139

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2014
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities

Hong Kong currency notes in circulation	27,674	–	–	–	–	–	–	–	27,674
Deposits by banks[1]	66,829	2,890	2,539	511	810	621	2,963	263	77,426

Customer accounts[1,2]	1,216,574	57,127	32,925	15,023	13,586	9,278	5,819	310	1,350,642
– personal	572,459	28,580	16,728	10,609	9,625	7,220	3,967	125	649,313
– corporate and commercial	465,990	21,841	10,688	3,716	2,894	1,615	1,316	150	508,210
– financial	178,125	6,706	5,509	698	1,067	443	536	35	193,119

Repurchase agreements – non-trading[1]	95,243	5,029	4,054	1,392	714	–	–	1,000	107,432
Items in the course of transmission to other banks	5,990	–	–	–	–	–	–	–	5,990
Trading liabilities	155,604	2,041	2,636	1,439	2,918	5,744	9,603	10,587	190,572
– repos	746	909	224	264	1,249	406	–	–	3,798
– debt securities in issue	1,686	1,132	2,412	1,175	1,669	5,338	9,603	10,587	33,602
– other trading liabilities	153,172	–	–	–	–	–	–	–	153,172

Financial liabilities designated at fair value	981	912	4,264	972	1,557	8,500	15,037	43,930	76,153
– debt securities in issue: covered bonds	–	–	–	205	–	–	2,705	2,942	5,852
– debt securities in issue: otherwise secured	–	–	–	–	–	–	–	–	–
– debt securities in issue: unsecured	942	868	4,242	742	1,409	8,500	9,576	14,233	40,512
– subordinated liabilities and preferred securities	–	36	–	–	18	–	2,623	20,640	23,317
– other	39	8	22	25	130	–	133	6,115	6,472

Derivatives	335,802	23	86	223	54	621	1,121	2,739	340,669
– trading	335,400	–	–	–	–	–	–	–	335,400
– non-trading	402	23	86	223	54	621	1,121	2,739	5,269

Debt securities in issue	14,741	15,424	13,027	7,854	6,050	14,209	19,481	5,161	95,947
– covered bonds	–	–	–	–	–	–	81	–	81
– otherwise secured	8,807	1,063	60	283	272	912	1,562	1,008	13,967
– unsecured	5,934	14,361	12,967	7,571	5,778	13,297	17,838	4,153	81,899

Accruals and other financial liabilities	21,084	9,198	3,069	1,221	1,820	1,568	2,225	3,655	43,840
Subordinated liabilities	–	150	–	3	167	113	3,607	22,624	26,664

Total financial liabilities at 31 December 2014	1,940,522	92,794	62,600	28,638	27,676	40,654	59,856	90,269	2,343,009

Non-financial liabilities	–	–	–	–	–	–	–	91,152	91,152

Total liabilities at 31 December 2014	1,940,522	92,794	62,600	28,638	27,676	40,654	59,856	181,421	2,434,161

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 3 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash and balances at central banks	166,599	–	–	–	–	–	–	–	166,599
Items in the course of collection from other banks	6,021	–	–	–	–	–	–	–	6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–	–	–	–	–	25,220
Trading assets	296,396	3,098	1,536	2,062	100	–	–	–	303,192
– reverse repos	3,324	3,098	1,536	2,062	100	–	–	–	10,120
– other trading assets	293,072	–	–	–	–	–	–	–	293,072

Financial assets designated at fair value	1,929	254	494	426	328	2,145	2,819	30,035	38,430
Derivatives	277,747	48	88	389	552	716	1,486	1,239	282,265
– trading	277,709	–	–	–	–	–	–	–	277,709
– non-trading	38	48	88	389	552	716	1,486	1,239	4,556

Loans and advances to banks[1]	76,551	22,107	5,397	1,429	1,290	6,129	2,779	4,364	120,046

Loans and advances to customers[1]	230,736	73,463	56,053	29,273	32,194	87,942	182,525	299,903	992,089
– personal	43,805	8,929	8,561	6,603	7,578	26,915	58,611	243,124	404,126
– corporate and commercial	171,713	60,827	43,723	19,505	21,093	53,183	113,897	53,981	537,922
– financial	15,218	3,707	3,769	3,165	3,523	7,844	10,017	2,798	50,041

Reverse repurchase agreements – non-trading	134,242	35,329	5,287	1,239	2,072	1,136	385	–	179,690
Financial investments	34,331	48,053	35,877	22,353	18,816	50,711	105,340	110,444	425,925
Accrued income and other financial assets	18,719	7,684	2,467	1,369	700	1,133	1,027	4,536	37,635

Total financial assets at 31 December 2013	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	450,521	2,577,112

Non-financial assets	–	–	–	–	–	–	–	94,206	94,206

Total assets at 31 December 2013	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	544,727	2,671,318

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities

Hong Kong currency notes in circulation	25,220	–	–	–	–	–	–	–	25,220
Deposits by banks[1]	76,298	3,931	1,796	858	318	737	1,922	647	86,507

Customer accounts[1,2]	1,229,694	60,683	26,940	13,704	15,384	8,717	5,937	238	1,361,297
– personal	572,514	33,956	16,953	10,544	10,520	6,093	5,138	59	655,777
– corporate and commercial	494,612	18,084	3,414	1,717	1,786	1,643	674	140	522,070
– financial	162,568	8,643	6,573	1,443	3,078	981	125	39	183,450

Repurchase agreements – non-trading	136,137	13,058	6,583	3,711	4,231	–	–	500	164,220
Items in the course of transmission to other banks	6,910	–	–	–	–	–	–	–	6,910
Trading liabilities	161,231	11,405	4,886	2,844	3,653	6,323	7,979	8,704	207,025
– repos	2,565	9,763	2,715	1,012	1,279	87	–	–	17,421
– debt securities in issue	1,217	1,642	2,171	1,832	2,374	6,236	7,979	8,704	32,155
– other trading liabilities	157,449	–	–	–	–	–	–	–	157,449

Financial liabilities designated at fair value	4,907	157	92	2,266	68	9,348	21,544	50,702	89,084
– debt securities in issue: covered bonds	–	–	–	1,268	–	230	2,841	3,257	7,596
– debt securities in issue: otherwise secured	–	–	–	–	–	–	–	–	–
– debt securities in issue: unsecured	3,511	5	45	945	11	8,876	18,117	14,256	45,766
– subordinated liabilities and preferred securities	–	121	–	–	–	21	–	21,773	21,915
– other	1,396	31	47	53	57	221	586	11,416	13,807

Derivatives	269,816	33	95	84	61	563	1,978	1,654	274,284
– trading	269,739	–	–	–	–	–	–	–	269,739
– non-trading	77	33	95	84	61	563	1,978	1,654	4,545

Debt securities in issue	20,739	8,280	15,734	7,442	8,106	18,552	19,850	5,377	104,080
– covered bonds	–	–	–	–	–	6	92	–	98
– otherwise secured	10,450	1,051	675	1,260	764	1,857	2,313	1,013	19,383
– unsecured	10,289	7,229	15,059	6,182	7,342	16,689	17,445	4,364	84,599

Accruals and other financial liabilities	25,267	10,475	3,278	1,280	1,599	1,831	1,592	936	46,258
Subordinated liabilities	21	28	1,171	144	6	1,435	3,406	22,765	28,976

Total financial liabilities at 31 December 2013	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	91,523	2,393,861

Non-financial liabilities	–	–	–	–	–	–	–	86,998	86,998

Total liabilities at 31 December 2013	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	178,521	2,480,859

1	See footnote 3 on page 344.
2	Includes US$342,927m (2013: US$355,980m) insured by guarantee schemes.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Maturity analysis of off-balance sheet commitments received

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014
Loan and other credit-related commitments	3,313	–	4,312	607	–	–	–	–	8,232

At 31 December 2013
Loan and other credit-related commitments	953	–	–	–	–	–	–	–	953

Maturity analysis of off-balance sheet commitments given
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2014
Loan and other credit-related commitments	455,319	52,398	8,919	14,163	41,500	13,979	48,333	16,769	651,380
Of which:
– personal	179,088	15,784	452	305	14,036	1,432	1,003	955	213,055
– corporate and commercial	239,646	34,657	7,595	12,556	23,519	9,926	36,918	12,185	377,002
– financial	36,585	1,957	872	1,302	3,945	2,621	10,412	3,629	61,323

At 31 December 2013
Loan and other credit-related commitments	404,598	45,255	18,770	16,927	20,242	13,320	46,652	21,839	587,603
Of which:
– personal	148,541	14,700	454	10,683	12,131	1,273	704	6,469	194,955
– corporate and commercial	225,333	29,191	17,794	5,662	4,879	9,009	41,851	12,096	345,815
– financial	30,724	1,364	522	582	3,232	3,038	4,097	3,274	46,833

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets

Cash at bank and in hand:
– balances with HSBC undertakings	249	–	–	–	–	–	–	–	249
Derivatives	2,287	–	–	–	–	–	127	357	2,771
– trading	2,287	–	–	–	–	–	–	–	2,287
– non-trading	–	–	–	–	–	–	127	357	484
Loans and advances to HSBC undertakings	7,007	858	7,676	–	14	–	–	28,355	43,910
Financial investments in HSBC undertakings	26	6	–	–	–	–	–	4,041	4,073
Accrued income and other financial assets	8	–	–	–	–	–	–	–	8

Total financial assets at 31 December 2014	9,577	864	7,676	–	14	–	127	32,753	51,011

Non-financial assets	–	–	–	–	–	–	–	96,853	96,853

Total assets at 31 December 2014	9,577	864	7,676	–	14	–	127	129,606	147,864

Financial liabilities

Amounts owed to HSBC undertakings	2,423	–	32	–	1	436	–	–	2,892
Financial liabilities designated at fair value	–	–	–	–	–	1,110	2,623	14,946	18,679
– debt securities in issue	–	–	–	–	–	1,110	–	7,075	8,185
– subordinated liabilities and preferred securities	–	–	–	–	–	–	2,623	7,871	10,494
Derivatives	1,066	–	–	–	–	–	103	–	1,169
– trading	1,066	–	–	–	–	–	–	–	1,066
– non-trading	–	–	–	–	–	–	103	–	103
Debt securities in issue	–	–	–	–	–	–	–	1,009	1,009
Accruals and other financial liabilities	924	208	137	21	–	–	–	–	1,290
Subordinated liabilities	–	–	–	–	–	–	1,951	15,304	17,255

Total financial liabilities at 31 December 2014	4,413	208	169	21	1	1,546	4,677	31,259	42,294

Non-financial liabilities	–	–	–	–	–	–	–	125	125

Total liabilities at 31 December 2014	4,413	208	169	21	1	1,546	4,677	31,384	42,419

Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend	16	–	–	–	–	–	–	–	16

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets

Cash at bank and in hand:
– balances with HSBC undertakings	407	–	–	–	–	–	–	–	407
Derivatives	2,729	–	–	–	–	–	–	60	2,789
– trading	2,729	–	–	–	–	–	–	–	2,729
– non-trading	–	–	–	–	–	–	–	60	60
Loans and advances to HSBC undertakings	8,394	4,374	7,595	14	16	–	–	32,951	53,344
Financial investments in HSBC undertakings	23	–	8	–	–	–	330	849	1,210
Accrued income and other financial assets	10	–	–	–	–	–	–	–	10

Total financial assets at 31 December 2013	11,563	4,374	7,603	14	16	–	330	33,860	57,760

Non-financial assets	–	–	–	–	–	–	–	93,076	93,076

Total assets at 31 December 2013	11,563	4,374	7,603	14	16	–	330	126,936	150,836

Financial liabilities
Amounts owed to HSBC undertakings	3,770	12	2,234	–	1	–	463	5,205	11,685
Financial liabilities designated at fair value	–	–	–	–	–	–	1,283	19,744	21,027
– debt securities in issue	–	–	–	–	–	–	1,283	6,823	8,106
– subordinated liabilities and preferred securities	–	–	–	–	–	–	–	12,921	12,921
Derivatives	704	–	–	–	–	–	–	–	704
– trading	704	–	–	–	–	–	–	–	704
– non-trading	–	–	–	–	–	–	–	–	–
Debt securities in issue	–	–	1,721	–	–	–	–	1,070	2,791
Accruals and other financial liabilities	777	109	261	22	–	–	–	–	1,169
Subordinated liabilities	–	–	–	–	–	–	2,210	11,957	14,167

Total financial liabilities at 31 December 2013	5,251	121	4,216	22	1	–	3,956	37,976	51,543

Non-financial liabilities	–	–	–	–	–	–	–	206	206

Total liabilities at 31 December 2013	5,251	121	4,216	22	1	–	3,956	38,182	51,749

Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend	1,245	–	–	–	–	–	–	–	1,245

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

32	Offsetting of financial assets and financial liabilities

Accounting policy

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously (‘the offset criteria’).

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of	Gross amounts	Amounts presented	Amounts not set off in the balance sheet
	recognised financial assets	offset in the balance sheet	in the balance sheet	Financial instruments [1]	Cash collateral received	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m

Derivatives[2] (Note 16)	595,473	(250,465)	345,008	(271,040)	(42,260)	31,708
Reverse repos, stock borrowing and similar agreements[3]	259,655	(88,676)	170,979	(166,958)	(249)	3,772
Classified as:
– trading assets	9,656	(390)	9,266	(9,256)	–	10
– non-trading assets	249,999	(88,286)	161,713	(157,702)	(249)	3,762

Loans and advances to customers at amortised cost[4]	101,220	(37,527)	63,693	(55,989)	(310)	7,394

At 31 December 2014	956,348	(376,668)	579,680	(493,987)	(42,819)	42,874

Derivatives[2] (Note 16)	569,595	(287,330)	282,265	(215,957)	(36,387)	29,921
Reverse repos, stock borrowing and similar agreements[3]	288,903	(88,775)	200,128	(197,287)	(57)	2,784
Classified as:
– trading assets	39,008	(18,570)	20,438	(20,438)	–	–
– non-trading assets	249,895	(70,205)	179,690	(176,849)	(57)	2,784

Loans and advances to customers at amortised cost[4]	192,437	(92,654)	99,783	(89,419)	–	10,364

At 31 December 2013	1,050,935	(468,759)	582,176	(502,663)	(36,444)	43,069

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of reverse repos, stock borrowing and similar agreements recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 168. In the analysis above, the US$9,266m (31 December 2013: US$20,438m) of trading assets presented in the balance sheet comprised US$1,297m of reverse repos (31 December 2013: US$10,120m) and US$7,969m of stock borrowing (31 December 2013: US$10,318m).
4	At 31 December 2014, the total amount of loans and advances to customers at amortised cost was US$974,660m (31 December 2013: US$992,089m) of which US$63,693m (31 December 2013: US$99,783m) was subject to offsetting. For the amount of loans and advances to customers at amortised cost recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 168.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of	Gross amounts	Amounts presented	Amounts not set off in the balance sheet
	recognised financial liabilities	offset in the balance sheet	in the balance sheet	Financial instruments [1]	Cash collateral pledged	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m

Derivatives[2] (Note 16)	591,134	(250,465)	340,669	(272,815)	(40,291)	27,563
Repos, stock lending and similar agreements[3]	211,938	(88,676)	123,262	(121,722)	(105)	1,435
Classified as:
– trading liabilities	16,220	(390)	15,830	(15,828)	–	2
– non-trading liabilities	195,718	(88,286)	107,432	(105,894)	(105)	1,433

Customer accounts at amortised cost[4]	107,088	(37,527)	69,561	(55,989)	–	13,572

At 31 December 2014	910,160	(376,668)	533,492	(450,526)	(40,396)	42,570

Derivatives[2] (Note 16)	561,614	(287,330)	274,284	(216,596)	(29,093)	28,595
Repos, stock lending and similar agreements[3]	282,634	(88,775)	193,859	(193,354)	(81)	424
Classified as:
– trading liabilities	48,209	(18,570)	29,639	(29,625)	–	14
– non-trading liabilities	234,425	(70,205)	164,220	(163,729)	(81)	410

Customer accounts at amortised cost[4]	195,153	(92,654)	102,499	(89,394)	–	13,105

At 31 December 2013	1,039,401	(468,759)	570,642	(499,344)	(29,174)	42,124

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of repos, stock lending and similar agreements recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 168. In the analysis above, the US$15,830m (31 December 2013: US$29,639m) of trading liabilities presented in the balance sheet comprised US$3,798m of repos (31 December 2013: US$17,421m) and US$12,032m of stock lending (31 December 2013: US$12,218m).
4	At 31 December 2014, the total amount of customer accounts at amortised cost was US$1,350,642m (31 December 2013: US$1,361,297m) of which US$69,561m (31 December 2013: US$102,499m) was subject to offsetting. For the amount of customer accounts at amortised cost recognised in the balance sheet, see the ‘Funding sources and uses’ table on page 168.

The ‘Amounts not set off in the balance sheet’ for derivatives and reverse repurchase/repurchase, stock borrowing/ lending and similar agreements include transactions where:

•	the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and

•	cash and non-cash collateral received/pledged in respect of the transactions described above.

For loans and advances to customers and Customer accounts at amortised cost the amounts included in the table above typically relate to transactions entered into with corporate and commercial customers for working capital management purposes. The ‘Amounts not set off in the balance sheet’ relate to transactions where the customer has an offsetting exposure with HSBC and an agreement is in place with the right of offset but the offset criteria are otherwise not satisfied. For risk management purposes, the net amounts of such exposures are subject to limits which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure the legal right of offset remains appropriate.

33	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates with non-US dollar functional currencies. Gains or losses on structural foreign exchange exposures are recognised in other comprehensive income. HSBC’s management of its structural foreign exchange exposures is discussed on page 181.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Net structural foreign exchange exposures

	2014	2013
	US$m	US$m

Currency of structural exposure
Pound sterling[1]	30,071	28,403
Chinese renminbi	24,578	20,932
Hong Kong dollars	24,028	18,974
Euros	20,378	22,014
Mexican pesos	5,249	5,932
Brazilian real	4,910	5,581
Canadian dollars	4,187	4,372
Indian rupees	3,466	3,222
Saudi riyals	2,910	2,531
Malaysian ringgit	2,219	2,194
UAE dirhams	2,199	3,069
Swiss francs	1,864	1,940
Taiwanese dollars	1,721	1,527
Australian dollars	1,516	1,515
Turkish lira	1,366	1,533
Korean won	1,360	1,373
Indonesian rupiah	1,352	1,244
Singapore dollars	1,185	849
Argentine pesos	1,059	1,067
Egyptian pounds	868	739
Others, each less than US$700m	5,918	6,157

At 31 December	142,404	135,168

1	During 2014, we entered into a forward foreign exchange contract amounting to US$1.6bn in order to manage our sterling structural foreign exchange exposure.

Shareholders’ equity would decrease by US$2,522m (2013: US$2,521m) if euro and sterling foreign currency exchange rates weakened by 5% relative to the US dollar.

34	Non-controlling interests

	2014	2013
	US$m	US$m

Non-controlling interests attributable to holders of ordinary shares in subsidiaries	7,104	5,900
Preferred securities issued by subsidiaries	2,427	2,688

At 31 December	9,531	8,588

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

Included in the capital base of HSBC are non-cumulative preferred securities classified as additional tier 1 capital and cumulative preferred securities classified as tier 2 capital in accordance with CRD IV rules, by virtue of the application of grandfathering provisions.

Preferred securities issued by HSBC’s subsidiaries

		First call date	2014 US$m	2013 US$m

HSBC USA Inc.
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, series D	Jul 1999	150	150
US$150m	Cumulative preferred stock	Oct 2007	150	150
US$518m	Floating rate non-cumulative preferred stock, series F	Apr 2010	518	518
US$374m	Floating rate non-cumulative preferred stock, series G	Jan 2011	374	374
US$374m	6.50% non-cumulative preferred stock, series H	Jul 2011	374	374

HSBC Finance Corporation.
US$575m	6.36% non-cumulative preferred stock, series B	Jun 2010	559	559

HSBC Bank Canada
CAD175m	Non-cumulative redeemable class 1 preferred shares, series C	Jun 2010	151	164
CAD175m	Non-cumulative class 1 preferred shares, series D	Dec 2010	151	164
CAD250m1	Non-cumulative 5 year rate reset class 1 preferred shares, series E	Jun 2014	–	235

At 31 December			2,427	2,688

1	In June 2014, HSBC redeemed its non-cumulative 5 year reset class 1 preferred shares series E for US$234m.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

35	Called up share capital and other equity instruments

Accounting policy

Financial instruments issued are classified as equity when there is no contractual obligation to transfer cash, other financial assets or issue a variable number of own equity instruments. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

HSBC Holdings shares held by HSBC are recognised in equity as a deduction from retained earnings until they are cancelled. When such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity, net of any directly attributable incremental transaction costs and related income tax effects.

Issued and fully paid

HSBC Holdings ordinary shares of US$0.50 each

	2014	2013
	US$m	US$m

HSBC Holdings ordinary shares[1] at 31 December	9,609	9,415

	Number	US$m

At 1 January 2014	18,830,007,039	9,415
Shares issued under HSBC employee share plans	119,391,238	60
Shares issued in lieu of dividends	268,475,983	134

At 31 December 2014	19,217,874,260	9,609

At 1 January 2013	18,476,008,664	9,238
Shares issued under HSBC employee share plans	120,033,493	60
Shares issued in lieu of dividends	233,964,882	117

At 31 December 2013	18,830,007,039	9,415
HSBC Holdings non-cumulative preference shares of US$0.01 each
	Number	US$m

At 1 January 2014 and 31 December 2014[2]	1,450,000	–
At 1 January 2013 and 31 December 2013	1,450,000	–

1	All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.
2	Included in the capital base of HSBC as additional tier 1 capital in accordance with the CRD IV rules, by virtue of the application of grandfathering provisions.

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

Other equity instruments

Other equity instruments which have been included in the capital base of HSBC comprise of additional tier 1 capital securities and additional tier 1 – contingent convertible securities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Additional tier 1 capital securities

Additional tier 1 capital securities are perpetual subordinated securities on which coupon payments may be deferred at the discretion of HSBC Holdings. While any coupon payments are unpaid or deferred, HSBC Holdings will not declare, pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Such securities do not generally carry voting rights but rank higher than ordinary shares for coupon payments and in the event of a winding-up. These securities have been included in the capital base of HSBC in accordance with CRD IV rules by virtue of the application of grandfathering provisions.

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

HSBC’s additional tier 1 capital securities in issue which are accounted for in equity

		First call date	2014 US$m	2013 US$m

US$2,200m	8.125% perpetual subordinated capital securities	Apr 2013	2,133	2,133
US$3,800m	8.00% perpetual subordinated capital securities, Series 2	Dec 2015	3,718	3,718

At 31 December			5,851	5,851

Additional tier 1 capital – contingent convertible securities

During 2014, HSBC issued new contingent convertible securities that are included in HSBC’s capital base as fully CRD IV compliant additional tier 1 capital securities on an end point basis. The net proceeds of the issuances will be used for general corporate purposes and to further strengthen the capital base pursuant to requirements under CRD IV. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, in the event they are not redeemed, the securities will bear interest at rates which are fixed periodically in advance for five year periods based on prevailing market rates. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC, and HSBC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations, or other requirements, if HSBC Holdings has insufficient reserves available for distribution or if HSBC fails to satisfy the solvency condition as defined in the securities’ terms.

The contingent convertible securities are undated and are repayable, at the option of HSBC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC’s dollar and sterling preference shares and are therefore ahead of ordinary shares. The contingent convertible securities will be converted into ordinary shares of HSBC, at a pre-determined price, should HSBC’s consolidated, end-point CET1 ratio fall below 7.0%. Therefore, per the terms of the securities, on bail-in the securities will convert into ordinary shares at a conversion price of £2.70 subject to certain anti-dilution and foreign exchange adjustments and will rank pari passu with the fully paid ordinary shares in issue.

HSBC’s additional tier 1 capital – contingent convertible securities in issue which are accounted for in equity

		First call date	2014 US$m	2013 US$m

US$2,250m	6.375% perpetual subordinated contingent convertible securities	Sep 2024	2,244	–
US$1,500m	5.625% perpetual subordinated contingent convertible securities	Jan 2020	1,494	–
€1,500m	5.25% perpetual subordinated contingent convertible securities	Sep 2022	1,943	–

At 31 December			5,681	–

Shares under option

For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, the HSBC Share Plan and HSBC Holdings savings-related share option plans, see Note 6.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Aggregate options outstanding under these plans

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2014	63,918,042	2014 to 2020	£3.3116 – 7.9911
	6,468,782	2014 to 2018	HK$37.8797 – 63.9864
	571,502	2014 to 2018	€3.6361 – 6.0657
	1,867,328	2014 to 2018	US$4.8876 – 8.2094

31 December 2013	119,085,250	2013 to 2019	£3.3116 – 7.9911
	24,215,341	2013 to 2018	HK$37.8797 – 92.5881
	1,574,652	2013 to 2018	€3.6361 – 7.5571
	3,997,069	2013 to 2018	US$4.8876 – 11.8824

31 December 2012	159,703,771	2013 to 2018	£3.3116 – 7.9911
	31,637,840	2013 to 2018	HK$37.8797 – 94.5057
	2,180,263	2013 to 2018	€3.6361 – 9.5912
	6,488,894	2013 to 2018	US$4.8876 – 12.0958

Maximum obligation to deliver HSBC Holdings ordinary shares

At 31 December 2014, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with GPSP awards and restricted share awards granted under the HSBC Share Plan and/or the HSBC Share Plan 2011, was 193,154,512 (2013: 265,534,885). The total number of shares at 31 December 2014 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 7,943,191 (2013: 12,068,136).

36	Notes on the statement of cash flows

Other non-cash items included in profit before tax

	HSBC			HSBC Holdings
	2014 US$m	2013 US$m	2012 US$m	2014 US$m	2013 US$m

Depreciation, amortisation and impairment	2,251	2,330	2,531	39	35
(Gains)/losses arising from dilution of interests in associates	32	(1,051)	–	–	–
Revaluations on investment property	(120)	(113)	(72)	–	–
Share-based payment expense	732	630	988	74	49
Loan impairment losses gross of recoveries and other credit risk provisions	5,125	7,356	9,358	–	–
Provisions	3,074	2,578	5,732	–	–
Impairment/(release of impairment) of financial investments	54	(36)	519	–	–
Charge/(credit) for defined benefit plans	535	121	476	–	–
Accretion of discounts and amortisation of premiums	(421)	180	246	(62)	(10)

Year ended 31 December	11,262	11,995	19,778	51	74
Change in operating assets
	HSBC			HSBC Holdings
	2014 US$m	2013 US$m	2012 US$m	2014 US$m	2013 US$m

Change in loans to HSBC undertakings	–	–	–	1,364	(11,669)
Change in net trading securities and net derivatives	(18,498)	(24,870)	(36,829)	483	923
Change in loans and advances to banks	5,147	(4,739)	1,174	–	–
Change in loans and advances to customers	12,666	(46,551)	(79,388)	–	–
Change in reverse repurchase agreements – non-trading	18,900	(70,403)	6,678	–	–
Change in financial assets designated at fair value	3,269	(4,922)	(2,698)	–	–
Change in other assets	4,393	2,586	(5,458)	7	(49)

Year ended 31 December	25,877	(148,899)	(116,521)	1,854	(10,795)
Change in operating liabilities
	HSBC			HSBC Holdings
	2014 US$m	2013 US$m	2012 US$m	2014 US$m	2013 US$m

Change in deposits by banks	(9,081)	(7,781)	274	–	–
Change in customer accounts	(8,362)	57,365	92,238	–	–
Change in repurchase agreements – non-trading	(56,788)	123,653	(7,834)	–	–
Change in debt securities in issue	(8,133)	(15,381)	(11,552)	(149)	98
Change in financial liabilities designated at fair value	(10,734)	994	2,549	(694)	(550)
Change in other liabilities	(716)	5,907	13,395	(9,071)	(609)

Year ended 31 December	(93,814)	164,757	89,070	(9,914)	(1,061)

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Cash and cash equivalents

Accounting policy

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition.

Cash and cash equivalents

	HSBC			HSBC Holdings
	2014 US$m	2013 US$m	2012 US$m	2014 US$m	2013 US$m
Cash at bank with HSBC undertakings	–	–	–	249	407
Cash and balances at central banks	129,957	166,599	141,532	–	–
Items in the course of collection from other banks	4,927	6,021	7,303	–	–
Loans and advances to banks of one month or less	89,285	96,584	119,400	–	–
Reverse repurchase agreements with banks of one month or less	68,930	68,007	28,832	–	–
Treasury bills, other bills and certificates of deposit less than three months	14,192	15,980	25,379	–	–
Less: items in the course of transmission to other banks	(5,990)	(6,910)	(7,138)	–	–

At 31 December	301,301	346,281	315,308	249	407
1 Measured at amortised cost from 2013. Interest and dividends
	HSBC			HSBC Holdings
	2014 US$m	2013 US$m	2012 US$m	2014 US$m	2013 US$m

Interest paid	(15,633)	(17,262)	(18,412)	(2,463)	(2,705)
Interest received	51,522	50,823	61,112	1,945	1,986
Dividends received	1,199	1,133	766	9,077	20,925

The amount of cash and cash equivalents not available for use by HSBC at 31 December 2014 was US$43,738m (2013: US$38,019m), of which US$29,883m (2013: US$21,811m) related to mandatory deposits at central banks.

Disposal of subsidiaries and businesses

During 2014, we completed the disposals of HSBC Bank Middle East Limited’s banking business in Jordan and operations in Pakistan. This resulted in a net US$303m outflow of cash and cash equivalents which is included under ‘Cash flow from investing activities’ in the Consolidated statement of cash flows on page 338.

In October 2013, we completed the disposal of HSBC Bank (Panama) S.A., receiving total cash consideration of US$2,210m which is included under ‘Cash flow from investing activities’ in the Consolidated statement of cash flows on page 338.

The effect of disposals of subsidiaries and businesses in 2012 is tabulated below.

	2012
	US cards business US$m	US branch network US$m	Other disposals US$m	Total US$m
Total assets excluding cash and cash equivalents	28,007	2,166	7,302	37,475
Total liabilities	161	13,206	8,463	21,830

Aggregate net assets at date of disposal, excluding cash and cash equivalents	27,846	(11,040)	(1,161)	15,645
Non-controlling interests disposed	–	–	(81)	(81)
Gain on disposal including costs to sell	3,148	864	355	4,367
Add back: costs to sell	72	15	56	143

Selling price	31,066	(10,161)	(831)	20,074
Satisfied by:
Cash and cash equivalents received/(paid) as consideration	31,066	(10,091)	(542)	20,433
Cash and cash equivalents sold	–	(70)	(321)	(391)
Cash consideration received/(paid) up to 31 December 2012	31,066	(10,161)	(863)	20,042
Cash still to be received at 31 December 2012	–	–	32	32
Total cash consideration	31,066	(10,161)	(831)	20,074

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

37	Contingent liabilities, contractual commitments and guarantees

Accounting policy

Contingent liabilities

Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security and contingent liabilities related to legal proceedings or regulatory matters (see Note 40), are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of HSBC; or are present obligations that have arisen from past events but are not recognised because it is not probable that settlement will require the outflow of economic benefits, or because the amount of the obligations cannot be reliably measured. Contingent liabilities are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.

Financial guarantee contracts

Liabilities under financial guarantee contracts which are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or present value of the fee receivable. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortisation, and the best estimate of the expenditure required to settle the obligations.

HSBC Holdings has issued financial guarantees and similar contracts to other Group entities. HSBC elects to account for certain guarantees as insurance contracts in HSBC Holdings’ financial statements, in which case they are measured and recognised as insurance liabilities. This election is made on a contract by contract basis, and is irrevocable.

Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings
	2014 US$m	2013 US$m	2014 US$m	2013 US$m
Guarantees and contingent liabilities
Guarantees	86,385	84,554	52,023	52,836
Other contingent liabilities	346	182	–	–

At 31 December	86,731	84,736	52,023	52,836

Commitments
Documentary credits and short-term trade-related transactions	12,082	12,154	–	–
Forward asset purchases and forward forward deposits placed	823	1,005	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	638,475	574,444	16	1,245

At 31 December	651,380	587,603	16	1,245

The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 29 and 40. Nominal principal amounts represent the amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Social Security tax claims in Brazil

In April 2008, a final judicial decision was issued in favour of HSBC insurance and leasing companies in Brazil, clarifying that the Profit participation contribution (‘PIS’) and the Social security financing contribution (‘COFINS’) should only be levied on the revenues from the sale of goods and services and not on income derived from insurance premiums and financial revenue. The resulting reduction of the tax basis and the offsetting of tax credits was made by HSBC at that time, in accordance with this decision, but later challenged by the Brazilian tax authority claiming that the basis of those taxes should include all revenues from the corporate activity of the tax payer. With the enactment of a new law in force from 1 January 2015, the tax base for PIS and COFINS has been expanded to include all revenue from corporate activity, including insurance and financing income; therefore, any possible obligation for HSBC to pay any additional taxes only relates to tax years up to the end of 2014. These tax assessments are in various stages of the administrative process. Based on the facts currently known, it is not practicable for HSBC to predict the timing of the resolution of these matters.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Guarantees

	2014		2013
	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other Group entities US$m	Guarantees in favour of third parties US$m	Guarantees by HSBC Holdings in favour of other Group entities US$m

Guarantee type
Financial guarantees[1]	30,406	36,800	31,224	36,800
Credit-related guarantees[2]	16,672	15,223	15,076	16,036
Other guarantees	39,307	–	38,254	–

At 31 December	86,385	52,023	84,554	52,836

1	Financial guarantees are contracts that require HSBC to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due.
2	Credit-related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the definition of a financial guarantee contract under IAS 39.

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

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury which at 31 December 2014 stood at approximately £16bn (US$24.9bn).

In order to repay the loan principal which is not expected to be recovered, the FSCS levies participating financial institutions. In January 2015, the FSCS announced that the expected levy on participating financial institutions for Scheme Year 2015/2016 would be £347m (US$541m) (2014/2015: £399m (US$660m)).

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Capital commitments

In addition to the commitments disclosed on page 441, at 31 December 2014 HSBC had US$656m (2013: US$401m) of capital commitments contracted but not provided for and US$101m (2013: US$112m) of capital commitments authorised but not contracted for.

Associates

HSBC’s share of associates’ contingent liabilities amounted to US$47,593m at 31 December 2014 (2013: US$46,574m). No matters arose where HSBC was severally liable.

38	Lease commitments

Accounting policy

Agreements which transfer substantially all the risks and rewards incidental to the ownership of assets are classified as finance leases.

As a lessor under finance leases, HSBC presents the amounts due under the leases, after deduction of unearned charges, in ‘Loans and advances to banks’ or ‘Loans and advances to customers’. As a lessee under finance leases, HSBC presents the leased assets in ‘Property, plant and equipment’ with the corresponding liability included in ‘Other liabilities’. A finance lease asset and its corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments.

All other leases are classified as operating leases. As lessor, HSBC presents assets subject to operating leases in ‘Property, plant and equipment’. Impairment losses are recognised to the extent that carrying values are not fully recoverable. As a lessee, leased assets are not recognised on the balance sheet.

Finance income or charges on the finance lease are recognised in ‘Net interest income’ over the lease periods so as to give a constant rate of return. Rentals payable or receivable under operating leases are spread on a straight-line basis over the lease periods and are recognised in ‘General and administrative expenses’ or in ‘Other operating income’.

Operating lease commitments

At 31 December 2014, future minimum lease payments under non-cancellable operating leases for land, buildings and equipment were US$5,372m (2013 US$5,496m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Finance lease receivables

HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2014			2013
	Total future minimum payments US$m	Unearned finance income US$m	Present value US$m	Total future minimum payments US$m	Unearned finance income US$m	Present value US$m
Lease receivables:
– no later than one year	3,383	(374)	3,009	3,370	(360)	3,010
– later than one year and no later than five years	8,089	(980)	7,109	7,933	(990)	6,943
– later than five years	5,013	(744)	4,269	5,064	(856)	4,208

At 31 December	16,485	(2,098)	14,387	16,367	(2,206)	14,161

39	Structured entities

Accounting policy

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only, and key activities are directed by contractual arrangements. Structured entities often have restricted activities and a narrow and well defined objective.

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 1(h).

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

Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type

	Conduits US$bn	Securitisations US$bn	HSBC managed funds US$bn	Other US$bn	Total US$bn

At 31 December 2014	27.2	7.9	11.2	6.7	53.0
At 31 December 2013	38.9	7.1	13.9	8.2	68.1

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

Securities investment conduits

Solitaire, HSBC’s principal SIC, purchases highly rated ABSs to facilitate tailored investment opportunities. At 31 December 2014, Solitaire held US$8.0bn of ABSs (2013: US$9.0bn). These are included within the disclosures of ABSs ‘held through consolidated structured entities’ on page 162. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s structured investment vehicles in 2008.

•	Solitaire – Solitaire is currently funded entirely by commercial paper ‘CP’ issued to HSBC. Although HSBC continues to provide a liquidity facility, Solitaire has no need to draw on it so long as HSBC purchases the CP issued, which it intends to do for the foreseeable future. At 31 December 2014, HSBC held US$9.5bn of CP (2013: US$11.0bn).

•	Mazarin – HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2014, this amounted to US$3.9bn (2013: US$7.4bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

At 31 December 2014, HSBC held 1.2% of Mazarin’s capital notes (2013: 1.3%) with a par value of US$10m (2013: US$17m) and a carrying amount of US$1.4m (2013: US$0.3m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

•	Barion and Malachite – HSBC’s primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2014, this amounted to US$3.0bn (2013: US$6.3bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 31 December 2014, HSBC held 9.9% of the capital notes (2013: 3.8%) issued by these vehicles with a par value of US$54.8m (2013: US$37m) and a carrying amount of US$10.1m (2013: US$3.3m).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients. HSBC bears risk equal to transaction-specific liquidity facilities offered to the multi-seller conduits amounting to US$15.4bn at 31 December 2014 (2013: US$15.7bn). First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.

Securitisations

HSBC uses structured entities to securitise customer loans and advances that it has originated in order to diversify its sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by HSBC to the structured entities for cash or synthetically through credit default swaps, and the structured entities issue debt securities to investors.

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

The table below shows the total assets of unconsolidated structured entities in which HSBC had an interest at the reporting date and its maximum exposure to loss in relation to those interests.

Nature and risks associated with HSBC interests in unconsolidated structured entities

	Securitisations US$bn	HSBC managed funds US$bn	Non-HSBC managed funds US$bn	Other US$bn	Total US$bn

At 31 December 2014
Total assets of the entities	11.0	308.5	2,899.9	32.8	3,252.2

HSBC’s interest – assets
Trading assets	–	0.1	0.1	4.6	4.8
Financial assets designated at fair value	–	5.2	2.3	–	7.5
Derivatives	–	–	–	1.3	1.3
Loans and advances to banks	–	–	–	0.1	0.1
Loans and advances to customers	0.8	–	–	1.5	2.3
Financial investments	–	2.5	5.9	0.1	8.5
Other assets	–	–	–	0.1	0.1

Total assets in relation to HSBC’s interests in the unconsolidated structured entities	0.8	7.8	8.3	7.7	24.6

HSBC’s interest – liabilities
Other liabilities	–	–	–	0.1	0.1

Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	–	–	–	0.1	0.1

HSBC’s maximum exposure	0.8	7.8	8.3	11.1	28.0

Total income from HSBC interests[1]	–	0.1	0.3	0.4	0.8

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Securitisations US$bn	HSBC managed funds US$bn	Non-HSBC managed funds US$bn	Other US$bn	Total US$bn

At 31 December 2013
Total assets of the entities	9.6	290.3	2,843.3	26.7	3,169.9
HSBC’s interest – assets
Trading assets	–	0.1	0.2	3.8	4.1
Financial assets designated at fair value	–	5.1	1.4	–	6.5
Derivatives	–	–	–	1.2	1.2
Loans and advances to customers	0.9	–	–	1.5	2.4
Financial investments	–	2.3	5.4	0.1	7.8
Other assets	–	0.1	–	–	0.1

Total assets in relation to HSBC’s interests in the unconsolidated structured entities	0.9	7.6	7.0	6.6	22.1

HSBC’s interest – liabilities
Trading liabilities	–	–	–	0.1	0.1
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	–	–	–	0.1	0.1

HSBC’s maximum exposure	1.0	7.6	7.0	10.6	26.2

Total income from HSBC interests[1]	–	0.1	0.3	0.3	0.7

1	Income includes recurring and non-recurring fees, interest, dividends, gains or losses on the re-measurement or derecognition of interests in structured entities, any mark-to-market gains/losses on a net basis and gains or losses from the transfer of assets and liabilities to the structured entity.

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

Securitisations

HSBC has interests in unconsolidated securitisation vehicles through holding notes issued by these entities. In addition, HSBC has investments in asset-backed securities issued by third party structured entities as set out on page 162.

HSBC managed funds

HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on ‘Funds under management’ is provided on page 106.

HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.

Non-HSBC managed funds

HSBC purchases and holds units of third-party managed funds in order to facilitate both business and customer needs.

In addition, HSBC enters into derivative contracts to facilitate risk management solutions for non-HSBC managed funds. At 31 December 2014, the fair value of HSBC’s derivative exposures to non-HSBC managed funds was US$6.5bn. Note 16 sets out information in respect of derivatives entered into by HSBC.

Other

HSBC has established structured entities in the normal course of business such as structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

HSBC sponsored structured entities

Accounting policy

HSBC is considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together the relevant counterparties so that the transaction, which is the purpose of the entity, could occur. HSBC is generally not considered a sponsor if the only involvement with the entity is merely administrative in nature.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

The amount of assets transferred to and income received from such sponsored entities during 2014 and 2013 was not significant.

40	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2014 (see Note 29). Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., filed in August 2002 in the US District Court for the Northern District of Illinois (the ‘Illinois District Court’). The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

In October 2013, the Illinois District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, in October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately US$2.5bn (including pre-judgement interest). In addition to the partial judgement that has been entered, there also remain approximately US$625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit (the ‘Court of Appeals’) in May 2014. We await a decision from the Court of Appeals. The defendants have also filed a supersedeas bond in the approximate amount of the partial final judgement (US$2.5bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the Illinois District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for relief on appeal.

The timing and outcome of the ultimate resolution of this matter is uncertain. Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible outcomes. If the Court of Appeals rejects or only partially accepts our arguments, the amount of damages, based upon that partial final judgement, and other pending claims and the application of pre-judgement interest on those pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.6bn. Once a judgement is entered (such as the approximately US$2.5bn partial final judgement entered in October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the one-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management’s best estimate of probable outflows.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008, and ultimately pleaded guilty to running a Ponzi scheme. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities, he in fact never invested in securities and used other customers’ money to fulfil requests to return investments. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US/UK Litigation: The Trustee has brought suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The Trustee’s US actions included common law claims, alleging that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. Those claims were dismissed on grounds of lack of standing. The Trustee’s remaining US claims seek recovery of prepetition transfers pursuant to US bankruptcy law. The amount of these remaining claims has not been pleaded or determined as against HSBC.

Alpha Prime Fund Ltd (‘Alpha Prime’) and Senator Fund SPC, co-defendants in the Trustee’s US actions, have brought cross-claims against HSBC. These funds have also sued HSBC in Luxembourg (discussed below).

The Trustee’s English action seeks recovery of unspecified transfers from Madoff Securities to or through HSBC. HSBC has not yet been served with the Trustee’s English action. The Trustee’s deadline for serving the claim has been extended through the third quarter of 2015.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, ‘Fairfield’), funds whose assets were invested with Madoff Securities, commenced multiple suits in the US and the British Virgin Islands (the ‘BVI’) against fund shareholders, including various HSBC companies that acted as nominees for HSBC clients, seeking restitution of payments made in connection with share redemptions. The US actions brought by Fairfield are stayed pending the outcome of the Fairfield cases in the BVI (discussed below).

In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of purported class action claims against HSBC and others brought by investors in three Madoff-invested funds on grounds of forum non conveniens. The plaintiffs’ petitions for certiorari to the US Supreme Court were filed in December 2014. The Supreme Court’s decision on whether to grant certiorari review is expected in the first half of 2015.

In December 2014, three new Madoff-related actions were filed. The first is a purported class action brought by direct investors in Madoff Securities who were holding their investments as of December 2008, asserting various common law claims and seeking to recover damages lost to Madoff Securities’ fraud on account of HSBC’s purported knowledge and alleged furtherance of the fraud. The other two actions were filed by SPV Optimal SUS Ltd (‘SPV Optimal’), the purported assignee of the Madoff Securities-invested company, Optimal Strategic US Equity Ltd. One of these actions was filed in New York state court and the other in US federal district court. In January 2015, SPV Optimal dismissed its federal lawsuit against HSBC. The state court action against HSBC remains pending.

BVI Litigation: Beginning in October 2009, the Fairfield funds, whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the BVI against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield funds are seeking restitution of redemption payments made by the funds to defendants on the grounds that they were mistakenly based on inflated net asset values. In April 2014, the UK Privy Council issued a ruling on two preliminary issues in favour of other defendants in the BVI actions, and issued its order in October 2014. There is also a pending motion brought by other defendants before the BVI court challenging the Fairfield liquidator’s authorisation to pursue its claims in the US. The BVI court has adjourned the hearing on that pending motion until March 2015.

Bermuda Litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (collectively, ‘Kingate’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced an action in Bermuda against HSBC Bank Bermuda Limited for recovery of funds held in Kingate’s accounts, fees and dividends. This action is currently pending, but is not expected to move forward until there is a resolution as to the Trustee’s separate US actions against Kingate and HSBC Bank Bermuda Limited.

Thema Fund Limited (‘Thema’) and Hermes International Fund Limited (‘Hermes’), funds invested with Madoff Securities, each also brought three actions in Bermuda in 2009. The first set of actions were brought against HSBC Institutional Trust Services (Bermuda) Limited and seek recovery of funds in frozen accounts held at HSBC. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HSBC Bank Bermuda Limited and HSBC Securities Services (Bermuda). There has been little progress in these actions for several years, although in January 2015, Thema and Hermes served notice of intent to proceed in respect of the second set of actions referred to above.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Cayman Islands Litigation: In February 2013, Primeo Fund, a Cayman Islands-based fund invested in Madoff Securities, brought an action against the fund administrator, Bank of Bermuda (Cayman), and the fund custodian, HSBC Securities Services (Luxembourg) (‘HSSL’), alleging breaches of contract. Primeo Fund claims damages from defendants to compensate it for alleged losses, including loss of profit and any liability to the Trustee. Trial has been postponed to January 2016.

Luxembourg Litigation: In April 2009, Herald Fund SPC (‘Herald’) (in official liquidation since July 2013) commenced action against HSSL before the Luxembourg District Court seeking restitution of all cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or in the alternative, money damages in the same amount. In March 2013, the Luxembourg District Court dismissed Herald’s restitution claim for the return of the securities. Herald’s restitution claim for return of the cash and claim for money damages were reserved. Herald appealed this judgement in May 2013. Judgement on the issue of a judicial bond is expected to be rendered in May 2015. Proceedings on the reserved restitution claim were suspended pending resolution of the appeal.

In October 2009, Alpha Prime sued HSSL before the Luxembourg District Court, alleging breach of contract and negligence in the appointment of Madoff Securities as a sub-custodian of Alpha Prime’s assets. Alpha Prime was ordered to provide a judicial bond. Alpha Prime requested a stay of these proceedings pending its negotiations with the Trustee in the US proceedings. The matter has been temporarily suspended.

In March 2010, Herald (Lux) SICAV (‘Herald (Lux)’) (in official liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages in the alternative. Herald (Lux) has also requested the restitution of fees paid to HSSL as custodian and service agent of the fund. The last preliminary hearing is scheduled to take place in March 2015.

In December 2014, Senator Fund SPC commenced an action against HSSL before the Luxembourg District Court, seeking the restitution of securities held as of the latest net asset value statement from November 2008, or in the alternative, money damages. The first preliminary hearing is scheduled to take place in February 2015.

HSSL has been sued in various actions by shareholders in the Primeo Select Fund, Herald, Herald (Lux), and Hermes funds. These actions are in different stages, most of which have been dismissed, suspended or postponed.

Ireland Litigation: In November 2013, Defender Limited, a fund invested with Madoff securities, commenced an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’), alleging breach of the custodian agreement and claiming damages and indemnification for claims against Defender Limited for fund losses. The action also includes four non-HSBC parties, who served as directors and investment managers to Defender Limited.

In July 2013 and December 2013, settlements were reached in respect of claims filed against HTIE in the Irish High Court by Thema International Fund plc (‘Thema International’) and Alternative Advantage Plc (‘AA’), respectively. Five actions by individual Thema International shareholders remain pending.

In December 2014, a new proceeding against HTIE and HSBC Securities Services (Ireland) Limited was brought by SPV Optimal, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, amongst others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all claims in the various Madoff-related proceedings, but they could be significant.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (the ‘OCC’). HSBC Finance Corporation (‘HSBC Finance’) and HSBC North America Holdings Inc. (‘HNAH’) also entered into a similar consent order with the Federal Reserve Board (the ‘FRB’) (together with the OCC order, the ‘Servicing Consent Orders’). The Servicing Consent Orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required.

Pursuant to the Servicing Consent Orders, an independent consultant was retained to conduct an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Independent Foreclosure Review’) to determine if any borrower was financially injured as a result of an error in the foreclosure process. In February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review was replaced by a broader framework under which HSBC and 12 other participating servicers agreed to provide, in the aggregate, over

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (the ‘DoJ’) or state Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreements are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlements related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and state Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following the February 2012 settlement, these government agencies initiated discussions with other mortgage industry servicers, including HSBC, HSBC Bank USA, HSBC Finance and HNAH have had discussions with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, bank regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$5.7bn as at 31 December 2014.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and any related liabilities are properly those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

Between June and December 2014, a number of lawsuits were filed in state and federal court in New York against HSBC Bank USA as trustee of over 250 mortgage securitisation trusts. These lawsuits are brought derivatively on behalf of the trusts by a class of investors including, amongst others, BlackRock and PIMCO funds. Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The complaints against HSBC Bank USA allege that the trusts have sustained losses in collateral value of over US$34bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duties, negligence, breach of contract and breach of the common law duty of trust. HSBC filed a motion to dismiss three of these lawsuits in January 2015.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. In September 2011, an action was filed by the Federal Housing

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Finance Agency (‘FHFA’), acting in its capacity as conservator for the Federal National Mortgage Association (‘Fannie Mae’) and the Federal Home Loan Mortgage Corporation (‘Freddie Mac’) in the US District Court for the Southern District of New York (the ‘New York District Court’) against HSBC Bank USA, HNAH, HSI and HSI Asset Securitization (‘HASCO’), as well as five former and current officers and directors of HASCO. FHFA sought money damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. As announced in September 2014, this matter was resolved between the parties by final settlement requiring HSBC to pay a total of US$550m to FHFA.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) have been named as defendants in various mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase totalling at least US$1bn. Motions to dismiss have been filed and are fully briefed and pending in two of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from US authorities seeking the production of documents and information regarding HSBC’s involvement, and the involvement of its affiliates, in particular private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC continues to cooperate with these US authorities. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HASCO, HSI, HSI Asset Loan Obligation, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act, concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. This matter is at an early stage and HSBC is cooperating fully.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC.

HSBC expects the focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market, either as a member of a group or individually.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent cease-and-desist order with the OCC, and HNAH entered into a consent cease-and-desist order with the FRB (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to US Bank Secrecy Act (the ‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders.

In December 2012, HSBC Holdings plc (‘HSBC Holdings’), HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’); and HSBC Holdings consented to a cease-and-desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with FinCEN and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Conduct Authority (the ‘FCA’) to comply with certain forward-looking AML and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1.9bn to US authorities and are continuing to comply with ongoing obligations. In July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) is evaluating and regularly assessing the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements.

HSBC Holdings has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014. If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to any matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA.

HSBC Bank USA also entered into a separate consent order with the OCC, requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York State Supreme Court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In October 2014, the Nominal Corporate Defendants moved to dismiss the action, and the Individual Defendants who had been served also responded to the complaint. Plaintiff filed an amended complaint in February 2015.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and ADSs between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran (together, the ‘Defendants’). The plaintiffs allege that defendants conspired to violate the US Anti-Terrorism Act, by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Defendants’ motion to dismiss is due to be filed in March 2015.

These private lawsuits are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’), with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. The DoJ has requested additional information from HSBC Swiss Private Bank and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Swiss Private Bank is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies have received subpoenas and requests for information from US and other authorities, including with respect to US-based clients of an HSBC company in India.

In November 2014, HSBC Swiss Private Bank reached a final settlement with the SEC relating to cross-border brokerage and advisory services provided by HSBC Swiss Private Bank and its predecessor entities to US resident clients between 2003 and 2011.

In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina, Switzerland and India, are conducting investigations and reviews of HSBC Swiss Private Bank in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In February 2015, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought, whilst reserving the right to continue investigating other conduct at HSBC. In addition, in November 2014, the Argentine tax authority filed a complaint alleging an unlawful association between HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain current and former HSBC officers, which allegedly enabled HSBC customers to evade Argentine tax obligations. In February 2015, a public prosecutor in Switzerland commenced an investigation of HSBC Swiss Private Bank, and the Indian tax authority issued a summons and request for information to an HSBC company in India.

With respect to each of these ongoing matters, HSBC is cooperating with the relevant authorities. Based on the facts currently known, there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines, penalties and/or forfeitures imposed on HSBC, which could be significant.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

In light of the recent media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU, Switzerland and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2013, the European Commission (the ‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. In May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC responded partially to the Commission’s Statement of Objections in November 2014, and will have the opportunity to complete its response on a date to be decided by the Commission, once various procedural issues are resolved.

Based on the facts currently known, with respect to each of these ongoing investigations, there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolution, including the amounts of fines and/or penalties, which could be significant.

In addition, HSBC and other US dollar Libor panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In March 2013, the New York District Court overseeing the consolidated proceedings related to US dollar Libor issued a decision in the six oldest actions, dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court’s decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals. In January 2015, the US Supreme Court reversed the Court of Appeals’ decision and remanded the case to the Court of Appeals for consideration of the merits of the plaintiffs’ appeal.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations. In June 2014, the New York District Court issued a decision that, amongst other things, denied the plaintiffs’ request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain non-HSBC banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants’ motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision. The stay was lifted in September 2014. Amended complaints were filed in previously stayed non-class actions in October 2014; and amended complaints were filed in several of the previously stayed class actions in November 2014. Motions to dismiss were filed in November 2014 and January 2015, respectively, and remain pending.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In March 2014, the New York District Court issued an opinion dismissing the plaintiffs’ claims under US antitrust law and state law, but sustaining their claims under the CEA. In June 2014, the plaintiffs moved for leave to file a third amended complaint. HSBC has opposed that motion, which remains pending.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA and state law. The plaintiffs filed a second and later third amended complaint in May 2014 and October 2014, respectively. HSBC intends to respond to the third amended complaint once a court-ordered stay expires, currently set for May 2015.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

In September and October 2014, HSBC Bank plc and other panel banks were named as defendants in a number of putative class actions that were filed and consolidated in the New York District Court on behalf of persons who transacted in interest rate derivative transactions or purchased or sold financial instruments that were either tied to USD ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The complaint alleges, amongst other things, misconduct related to these activities in violation of US antitrust laws, the CEA and state law. In October 2014, the plaintiffs filed a consolidated amended complaint. A motion to dismiss that complaint was filed in December 2014 and remains pending. In February 2015, plaintiffs filed a second consolidated amended complaint replacing HSBC Bank plc with HSBC Bank USA.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets.

In November 2014, HSBC Bank plc entered into regulatory settlements with the FCA and the US Commodity Futures Trading Commission (‘CFTC’) in connection with their respective investigations of HSBC’s trading and other conduct involving foreign exchange benchmark rates. Under the terms of those settlements, HSBC Bank plc agreed to pay a financial penalty of £216m (US$336m) to the FCA and a civil monetary penalty of US$275m to the CFTC, and to undertake various remedial actions.

In December 2014, the Hong Kong Monetary Authority (‘HKMA’) announced the completion of its investigation into the foreign exchange trading operations of The Hongkong and Shanghai Banking Corporation Limited (‘HBAP’). The investigation found no evidence of market manipulation by HBAP and no monetary penalty was imposed. HBAP was required to implement various remedial actions.

The remaining investigations and reviews in the UK, the US and elsewhere are ongoing. Based on the facts currently known there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties, which could be significant. As at 31 December 2014, HSBC has recognised a provision in the amount of US$550m in respect of these matters.

In addition, in late 2013 and early 2014, HSBC Holdings, HSBC Bank plc, HNAH and HSBC Bank USA were named as defendants, amongst other banks, in various putative class actions filed in the New York District Court. In March 2014, the plaintiffs filed a consolidated amended complaint alleging, amongst other things, that defendants conspired to manipulate the WM/ Reuters foreign exchange benchmark rates by sharing customers’ confidential order flow information, thereby injuring plaintiffs and others by forcing them to pay artificial and non-competitive prices for products based on these foreign currency rates (‘the Consolidated Action’). Separate putative class actions were also brought on behalf of non-US plaintiffs (the ‘Foreign Actions’). Defendants moved to dismiss all actions. In January 2015, the court denied defendants’ motion to dismiss as to the Consolidated Action, but granted defendants’ motion to dismiss as to the Foreign Actions.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Precious metals fix-related litigation and investigations

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC Bank USA, HSBC Bank plc, HSI and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in December 2014, and HSBC’s response was filed in February 2015.

Since July 2014, putative class actions were filed in the US District Court for the Southern District of New York and the Eastern District of New York naming HSBC Holdings, HNAH, HSBC Bank USA, HSBC USA Inc. and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of US antitrust laws and the CEA. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in January 2015, and HSBC’s response is due in March 2015.

Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court naming HSBC Bank USA and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical Platinum Group Metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the CEA.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

In November 2014, the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents relating to a criminal antitrust investigation that the DoJ is conducting in relation to precious metals. In January 2015, the CFTC issued a subpoena to HSBC Bank USA, seeking the production of certain documents related to HSBC Bank USA’s precious metals trading operations. HSBC is cooperating with the US authorities in their respective investigations.

These matters are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014. Following the oral hearing, the Commission decided to conduct a further investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank plc have been named as defendants, amongst others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of US antitrust laws by, amongst other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

In October 2013, these cases were consolidated in the New York District Court. An amended consolidated complaint was filed in January 2014, naming HSBC Bank USA and HSBC Bank plc as defendants, amongst other non-HSBC defendants. Following the filing of defendants’ initial motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint, which defendants also moved to dismiss. In September 2014, the court granted in part and denied in part the defendants’ motion to dismiss. Discovery is in process.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, amongst other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the ‘Supreme Court’). The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the ‘Superior Civil Court’) is considering matters relating to, amongst other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses that HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$800m, although the upper end of this range is considered unlikely.

Regulatory Review of Consumer ‘Enhancement Services Products’

HSBC Finance, through its legacy Cards and Retail Services business, offered or participated in the marketing, distribution, or servicing of products, such as identity theft protection and credit monitoring products, that were ancillary to the provision of credit to the consumer. HSBC Finance ceased offering these products by May 2012. The offering and administration of these and other enhancement services products, such as debt protection products, has been the subject of enforcement actions against other institutions by regulators, including the Consumer Financial Protection Bureau, the OCC, and the Federal Deposit Insurance Corporation. Such enforcement actions have resulted in orders to pay restitution to customers and the assessment of penalties in substantial amounts. We have made restitution to certain customers in connection with certain enhancement services products, and we continue to cooperate with our regulators in connection with their on-going review. In light of the actions that regulators have taken in relation to other non-HSBC credit card issuers regarding their enhancement services products, one or more regulators may order us to pay additional restitution to customers and/or impose civil money penalties or other relief arising from the prior offering and administration of such enhancement services products by HSBC Finance. There is a high degree of uncertainty as to the terms on which this matter will be resolved and the timing of such resolution, including the amount of any additional remediation which may lie in a range from zero to an amount up to US$500m.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

41	Related party transactions

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

Compensation of Key Management Personnel

	HSBC
	2014 US$m	2013 US$m	2012 US$m

Short-term employee benefits	41	38	37
Post-employment benefits	1	2	1
Other long-term employee benefits	7	10	10
Share-based payments	54	35	43

Year ended 31 December	103	85	91

Transactions, arrangements and agreements involving related parties

Particulars of advances (loans and quasi-loans), credits and guarantees entered into by subsidiaries of HSBC Holdings during 2014 with Directors, disclosed pursuant to section 413 of the Companies Act 2006, are shown below:

	2014 US$m	2013 US$m

Advances and credits at 31 December	5	7

Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

	2014		2013
	Balance at 31 December US$m	Highest amounts outstanding during year US$m	Balance at 31 December US$m	Highest amounts outstanding during year US$m

Key Management Personnel[1]
Advances and credits	194	227	146	171
Guarantees	–	–	–	8

1	Includes Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

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

Shareholdings, options and other securities of Key Management Personnel

	2014 (000s)	2013 (000s)

Number of options held over HSBC Holdings ordinary shares under employee share plans	28	225
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	17,533	14,704
Number of HSBC Bank 2.875% Notes 2015 held beneficially and non-beneficially	5	5

At 31 December	17,566	14,934

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 20. Transactions and balances during the year with associates and joint ventures were as follows:

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	2014				2013
	Highest balance during the year	[1]	Balance at 31 December	[1]	Highest balance during the year	[1]	Balance at 31 December	[1]
	US$m		US$m		US$m		US$m
Amounts due from joint ventures:
– subordinated	–		–		1		–
– unsubordinated	205		205		300		300
Amounts due from associates:
– subordinated	58		–		–		–
– unsubordinated	5,451		4,273		4,884		4,084

At 31 December	5,714		4,478		5,185		4,384

Amounts due to joint ventures	–		–		7		7
Amounts due to associates	650		162		1,178		290

At 31 December	650		162		1,185		297

Commitments	17		–		70		17

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Post-employment benefit plans

At 31 December 2014, US$4.5bn (2013: US$5.2bn) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$12m (2013: US$23m) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC’s post-employment benefit plans had placed deposits of US$223m (2013: US$620m) with its banking subsidiaries, on which interest payable to the schemes amounted to US$6m (2013: US$1m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2014, the gross notional value of the swaps was US$24bn (2013: US$38bn), the swaps had a positive fair value of US$0.9bn (2013: positive fair value of US$2.8bn) to the scheme and HSBC had delivered collateral of US$2.0bn (2013: US$3.8bn) to the scheme in respect of these swaps, on which HSBC earned US$5m of interest (2013: US$33m). All swaps were executed at prevailing market rates and within standard market bid/offer spreads. Over the year, the Scheme reduced its level of swap transactions with HSBC.

The International Staff Retirement Benefit Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2014, the gross notional value of the swaps was US$1.9bn (2013: US$1.8bn) and the swaps had a net negative fair value of US$107m to the scheme (2013: US$399m positive). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 22. Transactions and balances during the year with subsidiaries were as follows:

	2014				2013
	Highest balance during the year	[1]	Balance at 31 December	[1]	Highest balance during the year	[1]	Balance at 31 December	[1]
	US$m		US$m		US$m		US$m
Assets
Cash at bank	436		249		420		407
Derivatives	3,179		2,771		3,768		2,789
Loans and advances	55,026		43,910		53,344		53,344
Financial investments	4,073		4,073		1,220		1,210
Investments in subsidiaries	96,264		96,264		92,695		92,695

Total related party assets at 31 December	158,978		147,267		151,447		150,445

Liabilities
Amounts owed to HSBC undertakings	12,046		2,892		12,856		11,685
Derivatives	1,169		1,169		1,154		704
Subordinated liabilities:
– at amortised cost	1,743		1,670		1,716		1,716
– designated at fair value	3,186		981		4,350		3,161

Total related party liabilities at 31 December	18,144		6,712		20,076		17,266

Guarantees	53,180		52,023		52,836		52,836
Commitments	1,245		16		1,245		1,245

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and were on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 6 to the accounts.

42	Events after the balance sheet date

A fourth interim dividend for 2014 of US$0.20 per ordinary share (a distribution of approximately US$3,844m) was declared by the Directors after 31 December 2014.

These accounts were approved by the Board of Directors on 23 February 2015 and authorised for issue.

43	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2014 or 2013. These accounts have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The accounts for 2013 have been delivered to the Registrar of Companies and those for 2014 will be delivered in due course.

HSBC HOLDINGS PLC

Shareholder Information

Exchange controls and other limitations affecting equity security holders	465a

Dividends on the ordinary shares of HSBC Holdings	465a

American Depositary Shares	465a

Nature of trading market	465b

Memorandum and Articles of Association	465c

History and development of HSBC	465d

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices	465d

2014 HSBC 20F reconciliation table	465g

Glossary of accounting terms and US equivalents	465i

Abbreviations	466

Glossary and Index	470

Fourth interim dividend for 2014

The Directors have declared a fourth interim dividend for 2014 of US$0.20 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 20 March 2015. The timetable for the dividend is:

Announcement	23 February 2015
ADSs quoted ex-dividend in New York	4 March 2015
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	5 March 2015
Record date – London, Hong Kong, New York, Paris, Bermuda[1]	6 March 2015
Mailing of Annual Report and Accounts 2014 and/or Strategic Report 2014, Notice of Annual General Meeting and dividend documentation	20 March 2015
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	16 April 2015
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	20 April 2015
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	30 April 2015

1	Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.

Interim dividends for 2015

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2015 will be US$0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Shareholder profile

At 31 December 2014 the share register recorded the following details:

	Number of shareholders	Total ordinary shares held

1 - 100	37,254	1,086,273
101 - 400	28,970	7,109,335
401 - 500	7,269	3,294,206
501 - 1,000	30,675	22,589,447
1,001 - 5,000	70,515	166,806,864
5,001 - 10,000	18,455	130,271,174
10,001 - 20,000	10,964	152,651,126
20,001 - 50,000	6,616	203,096,923
50,001 - 200,000	3,229	296,665,889
200,001 - 500,000	713	223,855,824
500,001 and above	1,092	18,010,447,199

Total	215,752	19,217,874,260

HSBC HOLDINGS PLC

Shareholder Information (continued)

2014 Annual General Meeting

All resolutions considered at the 2014 Annual General Meeting held at 11.00am on 23 May 2014 at The Barbican Centre, London EC2 were passed on a poll as follows:

		Votes
Resolution		For	[1]	%	Against	%	Total	%	[2]	Withheld	[3]

1	To receive the Annual Report and Accounts 2013	9,757,667,883		98.77	121,991,215	1.23	9,879,659,098	51.81		67,631,467
2	To approve the Directors’ remuneration policy	7,762,051,505		79.35	2,019,902,686	20.65	9,781,954,191	51.29		167,509,544
3	To approve the Directors’ Remuneration Report	8,180,579,271		83.95	1,563,541,883	16.05	9,744,121,154	51.10		205,528,859
4	To approve the variable pay cap	9,722,737,304		98.01	197,867,631	1.99	9,920,604,935	52.06		29,824,365
5	To elect or re-elect the following as Directors:
	(a) Kathleen Casey	9,919,351,912		99.90	9,703,995	0.10	9,929,055,907	52.07		22,579,886
	(b) Safra Catz	9,907,586,080		99.79	21,027,161	0.21	9,928,613,241	52.06		22,549,669
	(c) Laura Cha	9,780,982,617		99.65	34,767,318	0.35	9,815,749,935	51.47		134,402,361
	(d) Marvin Cheung	9,896,844,476		99.68	32,093,388	0.32	9,928,937,864	52.07		22,444,096
	(e) Sir Jonathan Evans (now Lord Evans of Weardale)	9,919,562,434		99.90	9,445,023	0.10	9,929,007,457	52.07		22,647,584
	(f) Joachim Faber	9,777,856,091		99.57	41,751,739	0.43	9,819,607,830	51.49		130,404,838
	(g) Rona Fairhead	9,850,526,539		99.23	75,986,608	0.77	9,926,513,147	52.05		23,410,104
	(h) Renato Fassbind	8,877,803,961		89.45	1,047,345,520	10.55	9,925,149,481	52.05		26,491,483
	(i) Douglas Flint	9,648,640,713		97.44	253,257,525	2.56	9,901,898,238	51.92		49,764,237
	(j) Stuart Gulliver	9,901,917,449		99.73	27,013,216	0.27	9,928,930,665	52.07		22,318,409
	(k) Sam Laidlaw	9,905,841,880		99.76	23,398,827	0.24	9,929,240,707	52.07		22,425,383
	(l) John Lipsky	9,916,726,269		99.88	11,952,583	0.12	9,928,678,852	52.06		22,478,974
	(m) Rachel Lomax	9,907,427,658		99.78	21,476,877	0.22	9,928,904,535	52.07		22,307,009
	(n) Iain Mackay	9,896,296,230		99.67	32,591,433	0.33	9,928,887,663	52.06		22,328,752
	(o) Marc Moses	9,903,345,079		99.76	24,023,003	0.24	9,927,368,082	52.06		22,605,039
	(p) Sir Simon Robertson	8,879,523,428		89.43	1,049,218,853	10.57	9,928,742,281	52.06		22,459,665
	(q) Jonathan Symonds	9,909,069,564		99.80	19,845,278	0.20	9,928,914,842	52.07		22,747,741
6	To reappoint KPMG Audit Plc as auditor to the Company	9,858,281,428		99.29	70,691,207	0.71	9,928,972,635	52.07		22,181,297
7	To authorise the Group Audit Committee to determine the auditor’s remuneration	9,899,311,128		99.70	30,047,667	0.30	9,929,358,795	52.07		22,178,082
8	To authorise the Directors to allot shares	8,960,671,117		90.89	898,368,702	9.11	9,859,039,819	51.70		92,477,179
9	To disapply pre-emption rights	9,782,952,816		98.97	101,914,263	1.03	9,884,867,079	51.83		66,129,918
10	To authorise the Directors to allot repurchased shares	9,397,626,368		95.18	475,964,720	4.82	9,873,591,088	51.77		77,459,228
11	To authorise the Company to purchase its own ordinary shares	9,785,002,326		99.58	41,076,933	0.42	9,826,079,259	51.53		123,932,000
12	To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,558,599,010		97.49	246,293,361	2.51	9,804,892,371	51.41		142,376,638
13	To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	8,915,406,730		89.85	1,007,452,174	10.15	9,922,858,904	52.03		25,542,467
14	To approve general meetings (other than annual general meetings) being called on a minimum of 14 clear days’ notice	8,798,744,951		88.64	1,127,707,377	11.36	9,926,452,328	52.05		23,437,179

1	Includes discretionary votes.
2	Percentage of Issued Share Capital voted.
3	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

Interim Management Statements and Interim Results

Interim Management Statements are expected to be issued on or around 5 May 2015 and 2 November 2015. The Interim Results for the six months to 30 June 2015 are expected to be issued on 3 August 2015.

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

Further copies of this Annual Report and Accounts 2014 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Global Communications HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Communications (Asia) The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong	Global Publishing Services HSBC – North America SC1 Level, 452 Fifth Avenue New York, NY 10018 USA

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

Chinese translation

A Chinese translation of this Annual Report and Accounts 2014 is available upon request after 20 March 2015 from the Registrars:

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

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA	Euronext Paris	HSB
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
New York Stock Exchange (ADS)	HSBC

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Senior Manager Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	SVP Investor Relations HSBC North America Holdings Inc. 26525 N Riverwoods Boulevard, Suite 100 Mettawa, Illinois 60045 USA	Head of Investor Relations, Asia The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong
Telephone: 44 (0) 20 7991 3643	1 224 880 8008	852 2822 4908
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2014, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.

Reports, statements and information that HSBC Holdings files with the Securities and Exchange Commission are available at www.sec.gov. Investors can also request hard copies of these documents upon payment of a duplicating fee by writing to the SEC at the Office of Investor Education and Advocacy, 100 F Street N.E., Washington, DC 20549-0123 or by emailing PublicInfo@sec.gov. Investors should call the Commission at (202) 551 8090 if they require further assistance. Investors may also obtain the reports and other information that HSBC Holdings files at www.nyse.com (telephone number (1) 212 656 3000).

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation will require HSBC Holdings to publish additional information, in respect of the year ended 31 December 2014, by 1 July 2015. This information will be available at the time on HSBC’s website: www.hsbc.com.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Simplified Structure Chart of HSBC Holdings plc

•	This simplified Group structure of principal subsidiaries is at 31 December 2014.
•	Not all intermediate holding companies are shown.
•	Unless shown otherwise, all subsidiaries are wholly owned.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Taxation of shares and dividends

Taxation – UK residents

The following is a summary, under current law, of certain UK tax considerations that are likely to be material to the ownership and disposition of HSBC Holdings ordinary shares. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares. In particular, the summary deals principally with shareholders who are resident solely in the UK for UK tax purposes and only with holders who hold the shares as investments and who are the beneficial owners of the shares, and does not address the tax treatment of certain classes of holders such as dealers in securities. Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares in light of their particular circumstances, including the effect of any national, state or local laws.

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

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2013 fourth interim dividend and the first, second and third interim dividends for 2014 was set out in the Secretary’s letters to shareholders of 25 March, 5 June, 3 September and 5 November 2014. In no case was the difference between the cash dividend foregone and the market value of the scrip dividend in excess of 15% of the market value. Accordingly, the amount of the dividend income chargeable to tax, and, the acquisition price of the HSBC Holdings ordinary shares for UK capital gains tax purposes, was the cash dividend foregone.

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

An agreement to transfer shares, or any interest therein, normally will give rise to a charge to stamp duty reserve tax at the rate of 0.5% of the consideration. However, provided an instrument of transfer of the shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under the current practice of UK HM Revenue and Customs (‘HMRC’) it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax is generally payable by the transferee.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

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

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim	[1]	Total	[2]

2014	US$	0.100	0.100	0.100	0.200		0.500
	£	0.059	0.062	0.064	0.128		0.313
	HK$	0.775	0.777	0.776	1.551		3.879

2013	US$	0.100	0.100	0.100	0.190		0.490
	£	0.066	0.064	0.062	0.114		0.306
	HK$	0.776	0.775	0.775	1.473		3.799

2012	US$	0.090	0.090	0.090	0.180		0.450
	£	0.058	0.056	0.056	0.111		0.281
	HK$	0.698	0.698	0.698	1.395		3.489

2011	US$	0.090	0.090	0.090	0.140		0.410
	£	0.056	0.058	0.058	0.090		0.262
	HK$	0.701	0.702	0.699	1.088		3.190

2010	US$	0.080	0.080	0.080	0.120		0.360
	£	0.053	0.051	0.051	0.077		0.232
	HK$	0.622	0.621	0.622	0.933		2.798

1	The fourth interim dividend for 2014 of US$0.20 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2014. The dividend will be paid on 30 April 2015.
2	The above dividends declared are accounted for as disclosed in Note 9 on the Financial Statements.

American Depositary Shares

A holder of HSBC Holdings’ American Depositary Shares (‘ADSs’) may have to pay, either directly or indirectly (via the intermediary through whom their ADSs are held) fees to the Bank of New York Mellon as depositary.

Fees may be paid or recovered in several ways: by deduction from amounts distributed; by selling a portion of distributable property; by deduction from dividend distributions; by directly invoicing the holder; or by charging the intermediaries who act for them. The fees for which the holders of the HSBC ADSs will be responsible include:

HSBC HOLDINGS PLC

465a

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

The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. The amount of reimbursement available is not tied to the amount of fees the depositary collects from holders of ADSs. During the year ended 31 December 2014, the depositary reimbursed, paid and/or waived fees and expenses totalling US$710,714.54 in connection with the administration, servicing and maintenance of the programme, as detailed below:

Category of expense/fees	2014 US$

Fees relating to stock exchange listing	240,310.00
Fulfilment costs including shareholder meeting costs (printing and distribution of materials and vote tabulation) and beneficial holder searches	367,208.64
Fees and expenses paid and/or waived including: account servicing fees, postage and envelopes for mailing annual and interim financial reports, dividend warrants, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls	103,195.90
Total	710,714.54

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

As at 31 December 2014, there were a total of 215,752 holders of record of HSBC Holdings ordinary shares on the share register.

As at 31 December 2014, a total of 20,224,926 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 14,067 holders of record with addresses in the US. These shares represented 0.11% of the total HSBC Holdings ordinary shares in issue.

As at 31 December 2014, there were 7,188 holders of record of ADSs holding approximately 166.3m ADSs, representing approximately 831m HSBC Holdings ordinary shares, 7,038 of these holders had addresses in the US, holding approximately 166.2m ADSs, representing 831m HSBC Holdings ordinary shares. As at 31 December 2014, approximately 4.3% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

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

HSBC HOLDINGS PLC

465b

Shareholder Information (continued)

High and low mid-market closing prices

	London US$0.50 shares		Hong Kong US$0.50 shares		New York ADSs[1]		Paris US$0.50 shares		Bermuda US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2014	681	589	86.1	72.2	56.0	46.5	8.4	7.1	11.0	9.4
2013	770	647	90.4	79.3	58.6	50.7	9.1	7.7	11.4	10.5
2012	655	491	82.0	59.5	53.1	38.3	8.0	5.8	10.5	7.6
2011	731	464	91.8	56.1	59.0	35.8	8.7	5.4	11.8	7.0
2010	740	596	92.4	69.6	59.3	44.4	8.3	7.2	11.6	8.8

2014
4th Quarter	643	592	79.8	72.2	51.4	46.5	8.2	7.4	10.6	9.4
3rd Quarter	664	589	84.2	78.6	54.3	50.6	8.4	7.4	10.7	10.1
2nd Quarter	633	593	82.5	77.9	53.2	50.3	7.8	7.2	10.4	10.0
1st Quarter	681	592	86.1	76.0	56.0	49.2	8.2	7.1	11.0	9.9

2013
4th Quarter	703	647	87.1	81.8	56.5	53.0	8.4	7.7	11.3	10.5
3rd Quarter	755	670	89.6	79.8	58.0	52.2	8.7	7.9	11.3	10.6
2nd Quarter	770	656	90.4	79.3	58.6	50.7	9.1	7.7	11.4	10.5
1st Quarter	740	647	88.3	81.3	57.1	52.8	8.6	7.9	11.4	10.5

2015
January	627	590	74.0	70.0	47.3	45.2	8.4	7.5	9.4	9.4

2014
December	643	592	77.4	72.2	50.1	46.5	8.1	7.4	10.0	9.4
November	643	624	78.7	76.5	50.6	49.1	8.2	7.9	10.0	10.0
October	640	614	79.8	77.6	51.4	49.6	8.2	7.7	10.6	10.0
September	664	626	84.2	79.6	54.1	50.9	8.4	8.0	10.7	10.5
August	652	626	83.9	81.9	54.3	52.5	8.2	7.8	10.7	10.5
July	642	589	83.6	78.6	54.2	50.6	8.0	7.4	10.7	10.1

1	In New York each ADS represents five underlying ordinary shares.

Memorandum and Articles of Association

The disclosure under the caption ‘Memorandum and Articles of Association’ contained in Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein, together with the disclosure below.

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

HSBC HOLDINGS PLC

465c

Shareholder Information (continued)

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

Retirement

There is no mandatory retirement age for Directors of HSBC Holdings.

History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	We acquire a 51% interest (subsequently increased to 62.14%) in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	We acquire a 51% interest in Marine Midland Banks, Inc., now HSBC USA, Inc, (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada subsequently makes numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada.

1987	We purchase a 14.9% interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	We purchase the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, our Head Office is transferred from Hong Kong to London in January.

1997	We assume selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina complete the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	We acquire Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	We complete our acquisition of 99.99% of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	We acquire 99.59% of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	We acquire Household International, Inc., now HSBC Finance Corporation.

2003	We acquire Banco Lloyds TSB S.A.–Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	We complete the acquisition of The Bank of Bermuda Limited.

2004	We acquire Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	We acquire 19.9% of Bank of Communications, and Hang Seng Bank acquires 15.98% of Industrial Bank.

2005	We increase our holding in Ping An to 19.9%, having made our initial investment in 2002. Ping An is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	We acquire Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, through a tender offer to acquire 99.98% of the outstanding shares of Banistmo.

2007	Our three associates in mainland China, Industrial Bank, Ping An and Bank of Communications, issue new shares. We do not subscribe and, as a result, our interests in the associates’ equity decrease.

2008	We acquire the assets, liabilities and operations of The Chinese Bank in Taiwan.

2008	We complete the sale of our seven French regional banks.

2009	We complete the acquisition of 88.89% of PT Bank Ekonomi Raharja Tbk in Indonesia.

2012	In May, we complete the sale of our US Card and Retail Services business, together with certain real estate and other assets and liabilities.

2012	In May, we complete the sale of 138 retail branches in upstate New York. The disposal of a further 57 branches is completed in August.

2012	In December, we complete the sale we announced in January of our businesses in Costa Rica, El Salvador and Honduras to the Colombian banking group, Banco Davivienda, for US$801m.

2012	In December, we announce the disposal of our shares in Ping An to Charoen Pokphand Group Company for approximately US$9,385m in cash.

2012	In December, we announce an agreement to sell our 18% shareholding in Bao Viet Holdings to Sumitomo Life Insurance Company for US$340m in cash.

2013	In November, we sell HSBC Bank (Panama) S.A. to Bancolombia S.A. for US$2.1bn in cash.

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

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FCA require each listed company incorporated in the UK to include in its Annual Report

HSBC HOLDINGS PLC

465d

Shareholder Information (continued)

and Accounts a statement of how it has applied the principles of The UK Corporate Governance Code issued by the Financial Reporting Council and a statement as to whether or not it has complied with the code provisions of The UK Corporate Governance Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the code provisions, or complied with only some of the code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2014 with the applicable code provisions of The UK Corporate Governance Code. The UK Corporate Governance Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Nomination Committee during 2014 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Nomination Committee, which comply with the UK Corporate Governance Code, require a majority of members to be independent. In addition to identifying individuals qualified to become Board members, a nominating/corporate governance committee must develop and recommend to the Board a set of corporate governance principles. The Nomination Committee’s terms of reference do not require it to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of The UK Corporate Governance Code. The Board of Directors is responsible under its terms of reference for the development and review of Group policies and practices on corporate governance.

Under the NYSE standards, companies are required to have a compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Group Remuneration Committee during 2014 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Group Remuneration Committee, which comply with the UK Corporate Governance Code, require at least three members to be independent. A compensation committee must review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate a chief executive officer’s performance in light of these goals and objectives. The Group Remuneration Committee’s terms of reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives which are set by the Board of Directors.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

During 2014, the non-executive Directors and the Group Chairman met once without the other executive Directors. The non-executive Directors also met four times without the Group Chairman, including to appraise the Group Chairman’s performance. HSBC Holdings’ practice, in this regard, complies with The UK Corporate Governance Code.

In accordance with the requirements of The UK Corporate Governance Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on pages 273 to 274) and provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 300 to 327). The terms of reference of HSBC Holdings’ Group Audit, Group Nomination, Group Remuneration and Group Risk Committees are available at www.hsbc.com/investor-relations/governance/boardcommittees.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In 2009, the Board endorsed three HSBC Values statements underpinned by the continued use of our Business Principles, in replacement of the Group Business Principles and Values. In addition to the HSBC Values statements and Business Principles (and previously the Group Business Principles and Values), which apply to the employees of all our companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2014, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The references to the standards to be followed by all employees reflect the Board’s endorsement of HSBC Values statements underpinned by the continued use of our Business Principles. The HSBC Values statements and Business Principles are available on www.hsbc.com/groupvalues.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Currently, more than three-quarters of HSBC Holdings’ Directors are independent.

HSBC HOLDINGS PLC

465e

Shareholder Information (continued)

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

HSBC HOLDINGS PLC

465f

Reconciliations

Form 20-F Item Number and Caption	Location	Page

PART I
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer Statistics and Expected Timetable	Not required for Annual Report	—
3. Key Information
A. Selected Financial Data	Consolidated income statement, Consolidated balance sheet, Shareholder information	45, 57, 458
B. Capitalisation and Indebtedness	Not required for Annual Report	—
C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
D. Risk Factors	Report of the Directors: Financial Review	111a-111k
4. Information on the Company
A. History and Development of the Company	Strategic Report	9-18
	Report of the Directors: Financial Review	40-110p
	Shareholder Information	458-459, 485, 465f
B. Business Overview	Strategic Report	9-20
	Financial Review: Regulation and Supervision	110b-110n
	Report of the Directors: Financial Review	40-110p
C. Organisational Structure	Note 22 – Notes on the Financial Statements	414
	Strategic Report	13, 16-18
	Shareholder Information – Simplified structure chart of HSBC Holdings	462
D. Property, Plants and Equipment	Financial Review –Property	107
	Note 23 – Notes on the Financial Statements	416
4 A. Unresolved Staff Comments	Not Applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Report of the Directors: Financial Review	40-110p
B. Liquidity and Capital Resources	Financial Review: Liquidity and Funding Financial Review: Risk management of insurance operations Financial Review: Appendix to Risk	163-174 197-198 215-221
C. Research and Development, Patents and Licences, etc.	Not Applicable	—
D. Trend Information	Strategic Report	11
	Report of the Directors: Financial Review	40-110p
E. Off-Balance Sheet Arrangements	Note 31 – Notes on the Financial Statements	426-433
	Note 37 – Notes on the Financial Statements	441-442
	Note 39 – Notes on the Financial Statements	443-445
F. Tabular disclosure of Contractual Obligations	Report of the Directors: Financial Review	601
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance	263-269
B. Compensation	Directors’ Remuneration Report	300-327
C. Board Practices	Report of the Directors: Corporate Governance	264-268, 276, 277-280, 284,
	Directors’ Remuneration Report	307-309
D. Employees	Strategic Report	18
E. Share Ownership	Report of the Directors: Corporate Governance	292-293, 297-298
	Directors’ Remuneration Report Note 6 – Notes on the Financial Statements Note 35 – Notes on the Financial Statements	303-323 356-360 437-438
7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance	298-299
B. Related Party Transactions	Note 41 – Notes on the Financial Statements	455-457
C. Interests of Experts and Counsel	Not required for Annual Report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	329-457
	Shareholder Information	458
B. Significant Changes	Not Applicable	—
9. The Offer and Listing
A. Offer and Listing Details	Shareholder Information	465b-465c
B. Plan of Distribution	Not required for Annual Report	—
C. Markets	Shareholder Information	465b-465c
D. Selling Shareholders	Not required for Annual Report	—
E. Dilution	Not required for Annual Report	—
F. Expenses of the Issue	Not required for Annual Report	—

HSBC HOLDINGS PLC

465g

Reconciliations (continued)

Form 20-F Item Number and Caption	Location	Page

10. Additional Information
A. Share Capital	Not required for Annual Report	—
B. Memorandum and Articles of Association	Shareholder Information	465c-465d
C. Material Contracts	Note 40 – Notes on the Financial Statements	450-451
D. Exchange Controls	Shareholder Information	465a
E. Taxation	Shareholder Information	463-465
F. Dividends and Paying Agents	Not required for Annual Report	—
G. Statements by Experts	Not required for Annual Report	—
H. Documents on Display	Shareholder Information	461
I. Subsidiary Information	Not Applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Report of the Directors: Financial Review	175-185
	Note 16 and 33 – Notes on the Financial Statements	394-398, 435
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depositary Shares	Shareholder Information	465a-b
PART II
13. Defaults, Dividends Arrearages and Delinquencies	Not Applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not Applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	329
	Report of the Directors: Financial Review	108a
16. [Reserved]
A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	277
B. Code of Ethics	Shareholder Information	465f
C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	279
	Note 7 – Notes on the Financial Statements	364-365
D. Exemptions from the Listing Standards for Audit Committees	Not Applicable	—
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	298-299
F. Change in Registrant’s Certifying Accountant	Report of the Directors: Financial Review	108a
G. Corporate Governance	Shareholder Information	465e-465f
PART III
17. Financial Statements	Not Applicable	—
18. Financial Statements	Financial Statements	329-457
19. Exhibits (including Certifications)		*

HSBC HOLDINGS PLC

465h

Shareholder Information (continued)

Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC HOLDINGS PLC

465i

Shareholder Information (continued)

Abbreviations

Abbreviation	Brief description

A
A$	Australian dollar
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
ACF	Advances to core funding
ADR	American Depositary Receipt
ADS	American Depositary Share
AED	United Arab Emirates dirham
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM[1]	Adjustable-rate mortgage
ARS	Argentine peso

B
Basel Committee	Basel Committee on Banking Supervision
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
Bps[1]	Basis points. One basis point is equal to one-hundredth of a percentage point
BRRD[1]	Bank Recovery and Resolution Directive (EU)
BRL	Brazilian real
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management

C
C$	Canadian dollar
CAPM	Capital Asset Pricing Model
CCA	Consumer Credit Act (UK)
CCB[1]	Capital conservation buffer
CCR[1]	Counterparty credit risk
CCyB[1]	Countercyclical capital buffer
CD	Certificate of deposit
CDO[1]	Collateralised debt obligation
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1
CGU	Cash-generating unit
CHF	Swiss franc
CMB	Commercial Banking, a global business
CML[1]	Consumer and Mortgage Lending (US)
CNY	Chinese yuan
COSO	2013 Committee of the Sponsors of the Treadway Commission (US)
CP1	Commercial paper
CPB[1]	Capital planning buffer
CPI	Consumer price index
CRD[1]	Capital Requirements Directive
CRR[1]	Customer risk rating
CRR/CRD IV	Capital Requirements Regulation and Directive
CRS	Card and Retail Services
CVA[1]	Credit valuation adjustment

D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act (US)
DoJ	Department of Justice (US)
DPA	Deferred Prosecution Agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA[1]	Debit valuation adjustment

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description

E
EAD[1]	Exposure at default
EBA	European Banking Authority
ECB	European Central Bank
EDTF	Enhanced Disclosure Task Force
EGP	Egyptian pound
EL1	Expected loss
EMIR	European Market Infrastructure Regulation (EU)
EU	European Union
Euribor	European Interbank Offered Rate

F
Fannie Mae	Federal National Mortgage Association (US)
FCA	Financial Conduct Authority (UK)
FCA Direction	Undertaking originally with the FSA to comply with certain forward-looking obligations with respect to AML and sanctions requirements
FFVA	Funding fair value adjustment estimation methodology on derivative contracts
First Direct	A division of HSBC Bank plc
FPC	Financial Policy Committee (UK)
FRB	Federal Reserve Board (US)
Freddie Mac	Federal Home Loan Mortgage Corporation (US)
FSA	Financial Services Authority (UK)
FSB	Financial Stability Board
FSC	Forestry Stewardship Council
FSVC	Financial System Vulnerabilities Committee
FTE	Full-time equivalent staff
FTSE	Financial Times – Stock Exchange index
FuM	Funds under management

G
GAAP	Generally accepted accounting principles
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GENPRU	PRA’s rules, as set out in the General Prudential Sourcebook
GLBA	Gramm-Leach-Bliley Act (US)
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank
G-SII	Global systemically important institution

H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HK$	Hong Kong dollar
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description
HSBC Premier	HSBC’s premium personal global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking (UK)
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB[1]	Internal ratings-based
ISDA	International Swaps and Derivatives Association

K
KPMG	KPMG Audit Plc and its affiliates

L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD[1]	Loss given default
Libor	London Interbank Offer Rate
LIC	Loan impairment charge and other credit risk provision
LMU	Loan Management Unit, part of Wholesale Credit and Market Risk
LTV[1]	Loan-to-value ratio

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS	US mortgage-backed security
MENA	Middle East and North Africa
MME	Mid-market enterprise
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN	Medium-term notes
MXN	Mexican peso

N
NII	Net interest income
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange

O
OCC	Office of the Comptroller of the Currency (US)
OIS	Overnight index swap
ORMF	Operational risk management framework
OTC[1]	Over-the-counter

P
PD1	Probability of default
PEFC	Programme for the Endorsement of Forest Certification
Performance Shares[1]	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)

HSBC HOLDINGS PLC

Shareholder Information (continued)

Abbreviation	Brief description
PRC	People’s Republic of China
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	PricewaterhouseCoopers LLP and its network of firms

Q
QIS	Quantitative Impact Study

R
RBWM	Retail Banking and Wealth Management, a global business
Repo[1]	Sale and repurchase transaction
Restricted Shares	Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment
Reverse repo	Security purchased under commitments to sell
Risk Management Meeting	A meeting of the Group Management Board providing oversight of enterprise-wide management of all risks
RM	Malaysian ringgit
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RMs	Relationship managers
RNIV	Risk not in Var
RoRWA	Return on average risk-weighted assets
ROTE	Return on tangible equity
RPI	Retail price index (UK)
RSPO	Roundtable on Sustainable Palm Oil
RTS	Regulatory Technical Standards
RWA[1]	Risk-weighted assets

S
SE	Structured entity
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity
SRB[1]	Systemic Risk Buffer

T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of HSBC
TLAC[1]	Total loss absorbing capacity
TRL	Turkish lira
TSA	Transaction Services Agreement – relating to the sale of the CRS business in the US
TSR	Total shareholder return

U
UAE	United Arab Emirates
UK	United Kingdom
US$	United States dollar
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)
US run-off portfolio	Includes our CML, vehicle finance and Taxpayer Financial Services businesses and insurance, commercial, corporate and treasury activities in HSBC Finance on an IFRSs management basis

V
VaR[1]	Value at risk
Visa	Visa Inc.
VIU	Value in use

1	Full definition included in Glossary on page 470.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Glossary

Term	Definition
A
Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.
Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.
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

Bank Recovery and Resolution Directive (‘BRRD’)

A European legislative package issued by the European Commission and adopted by EU Member States. This directive was finalised in July 2014 with the majority of provisions coming into effect 1 January 2015. This introduces a common EU framework for how authorities should intervene to address banks which are failing or are likely to fail. The framework includes early intervention and measures designed to prevent failure and in the event of bank failure for authorities to ensure an orderly resolution.

Basel II

The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’, amended by subsequent changes to the capital requirements for market risk and re-securitisations, commonly known as Basel 2.5, which took effect from 31 December 2011.

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

Basis point (‘bps’)	One hundredth of a per cent (0.01%), so 100 basis points is 1%. For example, this is used in quoting movements in interest rates or yields on securities.

C
Capital conservation buffer (‘CCB’)

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

Capital securities	Capital securities include perpetual subordinated capital securities and contingent convertible capital securities.
Central counterparty (‘CCP’)	An intermediary between a buyer and a seller (generally a clearing house).
Clawback	Remuneration already paid to an individual, which has to be returned to an organisation under certain circumstances.
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
Countercyclical capital buffer (‘CCyB’)

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
Credit default swap (‘CDS’)

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

Credit spread risk	The risk that movements in credit spreads will affect the value of financial instruments.
Credit valuation adjustment (‘CVA’)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition
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
Down-shock

Term given to the effect on our future net interest income of an incremental parallel fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2015, assuming no management response. An equivalent rise in yield curves is referred to as an up-shock.

E
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.
Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.
Economic Value of Equity (‘EVE’) sensitivity	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.
Encumbered assets	Assets on our balance sheet which have been pledged as collateral against an existing liability.
Enhanced Variable Net Asset Value Fund (‘ENAV’)	A fund that prices its assets on a fair value basis. Consequently, process may change from one day to the next.
Equator Principles	The Equator Principles are used by financial institutions to reduce the potential impact of large projects, which they finance, on people or on the environment.
Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.
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
Global systemically important bank (‘G-SIB’)

The FSB established in November 2011 a methodology to identify G-SIBs based on 12 principal indicators. Designation will result in the application of a CET1 buffer between 1% and 3.5%, to be phased in by 1 January 2019.

The list of G-SIBs is re-assessed through annual re-scoring of banks and a triennial review of the methodology. National regulators have discretion to introduce higher charges than the minima. In CRD IV this is implemented via the Global Systemically Important Institutions (G-SII) Buffer.

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
Insurance Manufacturing

The writing of contracts that fall within the scope of insurance regulation by a Group subsidiary authorised to write such business. The risks and rewards of writing the insurance business are retained by HSBC (or reinsured in line with our reinsurance strategy). The balance sheet analysis presented in the Risk Management of Insurance Operations section shows the aggregated full balance sheets of these entities.

Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method	One of three approaches defined in the Basel Framework to determine exposure values for counterparty credit risk.
Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.
Investment grade	Represents a risk profile similar to a rating of BBB- or better, as defined by an external rating agency.
IRB advanced approach (‘AIRB’)	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach (‘FIRB’)	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

K
Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L
Legacy credit in GB&M

A separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition
Legal proceedings

Civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

Legal risk

The risk of financial loss, sanction and/or reputational damage resulting from contractual risk (the risk that the rights and/or obligations of a Group member within a contractual relationship are defective); dispute risk (the risk due to an adverse dispute environment or the management of potential or actual disputes); legislative risk (the risk that a Group member fails to adhere to laws of the jurisdiction in which it operates); and non-contractual rights risk (the risk that a Group member’s assets are not properly owned or are infringed by others or the infringement by a Group member of another party’s rights).

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition
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

Probability of default (‘PD’)	The probability that an obligor will default within one year.
Profit participation contribution (‘PIS’)	A federal tax which is imposed monthly on gross revenue earned by legal entities in Brazil. It is a mandatory employer contribution to an employee savings initiative.
Prudential Regulation Authority (‘PRA’)	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

R
Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from ECB.
Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.
Regulatory matters	Investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Renegotiated loans	Loans for which the contractual payment terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.
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

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.
Return on equity	Profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders’ equity.

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition
Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.
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

Social security financing contribution (‘COFINS’)	A federal tax imposed monthly on gross revenue earned by legal entities in Brazil. It is a contribution to finance the social security system.
Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.
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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Term	Definition
Systemic Risk Buffer (‘SRB’)

A capital buffer prescribed in the EU under CRD IV, to address risks in the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-prudential risk. In the UK this was transposed in January 2015 and is to be applied to ring-fenced banks and building societies over a certain threshold.

Systems risk

The risk of failure or other deficiency in the automated platforms that support the Group’s daily execution and the systems infrastructure on which they reside, including data centres, networks and distributed computers.

T
Tier 1 capital

A component of regulatory capital, comprising common equity tier 1 and additional tier 1. Additional tier 1 capital includes eligible non-common equity capital securities and any related share premium.

Under Basel II, Tier 1 capital comprises of core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 2 capital

A component of regulatory capital, comprising eligible capital securities and any related share premium.

Under Basel II, Tier 2 capital comprises of qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Total Loss Absorbing Capacity (‘TLAC’)

A proposal by the FSB and not yet finalised for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. These proposals are intended to facilitate an orderly resolution that minimises any impact on financial stability, ensures the continuity of critical functions, and avoids exposing taxpayers to loss.

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

U
Unencumbered assets	Assets on our balance sheet which have not been pledged as collateral against an existing liability.
Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.
Up-shock	See down-shock.
US government agency and US government sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government sponsored entities including Fannie Mae and Freddie Mac.

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

HSBC HOLDINGS PLC

Shareholder Information (continued)

Index

A
Abbreviations 466

Accounting

developments (future) 345

estimates and judgements 349, 366, 378, 403, 407, 420

policies (critical) 62

policies 345, 354, 355, 357, 359, 365, 371, 377, 378, 392, 394, 398, 399, 402, 403, 407, 410, 413, 416, 417, 418, 419, 420, 434, 437, 440, 441, 442, 443, 445

Accounts approval 457 basis of preparation 63, 345 consolidation and related disclosures 348 presentation of information 347
Accruals, deferred income and other liabilities 418
Acquisitions and disposals 41, 105v, 241, 244, 260
Actuarial assumptions 363
Adjusted performance 29, 40, 105u
Advances to core funding ratio 165, 169, 216
Ageing analysis 136
American Depository Shares 465a
Annual General Meeting 293, 459
Anniversary (150th) 6,8
Anti-money laundering and sanctions 110m, 450
Areas of special interest 124

Asia 84

adjusted performance 87

adjusted/reported reconciliation 105l

balance sheet data 89, 375

certificates of deposit 61a

collateral 147

constant currency/reported reconciliation 158

country business highlights 86

customer accounts 60o, 82

deposits by banks 60n

economic background 84, 88a

financial overview 85, 88a

impaired loans 137

lending 131, 132, 160

loan impairment charges/allowances 141, 142

mortgage loans 156

operating expenses 88

personal lending 151

principal operations 84

profit 84, 89, 374

profit/(loss) by country 85, 86

renegotiated loans 139, 140

reported/constant currency reconciliation 105an

reported/underlying/adjusted reconciliation 105ao

reverse repos 151

risk-weighted assets 240

staff numbers 84

wholesale lending 144, 145

Asset-backed securities 214

Assets

average balance sheet 46

by country 376

by geographical region 78, 82, 89, 94, 99, 104, 375

by global business 63, 82, 89, 94, 99, 104

charged as security 401

constant currency/reported reconciliation 59

customer accounts 61

deferred tax 331, 365, 366, 367, 368

distribution 60g

encumbered/unencumbered 171, 220, 472

financial accounting/regulatory reconciliation 249

five years 57

held for sale 349, 352, 416

held in custody and under administration 106

intangible 407, 410, 413

interest earning 60c

liquid assets of principal operating entities 166

maturity analysis 426

movement in 2014 58

other 416

risk-weighted 31, 62, 63, 78, 239-244, 476

total 30, 57, 59, 76, 82, 89, 94, 99, 104, 337, 341, 427 trading 377 transferred (accounting policy) 402
Associates and joint ventures 403 accounting policy 403

Bank of Communications 404

contingent liabilities 442

critical accounting estimates and judgements 403

interests in 332, 406

reported/adjusted reconciliation 44

share of profit in 30, 55, 56g

transactions with other related parties 456

Auditor arrangements 279 remuneration 364 report 329

B
Back-testing 177, 224, 470
Balance sheet average 46, 60a consolidated 57, 337 constant currency/reported reconciliation 59 data 57, 76, 82, 89, 94, 99, 104
HSBC Holdings 341 insurance manufacturing subsidiaries 191 linkages 179 movement in 2014 30, 58 regulatory 248
Balance Sheet Management 181, 227
Bancassurance 190
Banking standards 5
Basel 31, 123, 164, 218, 239, 251, 470
Behaviouralisation 181, 218, 226
Board of Directors 270 balance and independence 272 changes 6 committees 15, 276 information and support 272 meetings 271 powers 271
Brand 32
Brazilian labour claims 422
Brazilian social security claims 441
Buffers (capital) 239, 252
Business model 12

C

Capital 239

generation 245, 258

management 257

measurement and allocation 258

movement in regulatory capital in 2014 245

overview 239

ratios 31, 239, 471

regulatory 245, 247

resources 57

risks to capital 257

strength 3, 31

structure 245

Carbon dioxide emissions 38
Cash and cash equivalents 440 accounting policy 440
Cash flow consolidated statement 338
Hedges 397
HSBC Holdings 342 notes 439 payable by contractual maturities 173
Cautionary statement regarding forward-looking statements 2
Certificates of deposit 61a
Certifying accountant (change in registrant’s) 108b
Chairman’s Committee 15, 288
Chinese translation 461
Client assets 73
Climate business 37
Collateral and credit enhancements 146, 150, 156, 171, 213 management 220
Commercial Banking 16, 17, 22, 67 adjusted/reported reconciliation 105e

HSBC HOLDINGS PLC

Shareholder Information (continued)

reported/constant currency reconciliation 105ad
reported/underlying/adjusted reconciliation 105ae
Commercial real estate 145
Committees (Board) 276
Communication with shareholders 298, 460
Compliance risk 115, 189
Concentration of exposure 132
Conduct & Values committee 15, 286
Conduits 443
Consent orders 120
Constant currency 41
Consumer Credit Act 422
Contents inside front cover
Contingent liabilities, contractual commitments and guarantees 441 accounting policy 441
Contractual maturity of financial liabilities 173
Contractual obligations 60l, 110o
Corporate governance 263 codes report 275
Cost efficiency ratio 3, 28, 55, 79, 84, 91, 96, 101
Counterparty credit risk 243
Country business highlights 80, 86, 92
Country distribution of outstandings 162d
Credit default swap regulatory investigation 454
Credit exposure 130, 149
Credit quality 207 classifications 207
Credit risk 129, 206, 258, 260 in 2014 129 insurance 196 management thereof 206 policies and practices 206 risk-weighted assets 240
Credit valuation adjustment 382
Critical accounting estimates and judgements 349, 366, 378, 403, 407, 420
Cross-border exposures 169
Customer accounts 30, 60e, 60j, 61, 82, 89, 94, 99, 104
Customers 16, 17, 18
Customer deposit markets 164
Customer lending and deposit (combined) 60
Customers service and satisfaction 17

D
Dealings in HSBC Holdings plc shares 299
Debit valuation adjustment 382
Debt securities in issue 60e, 418 accounting policy 418
Defined terms inside front cover
Deposits 60bn by banks 60d, 60j combined view 60 core 216 average balances and average rates 46
Derivatives 149, 382, 394, 422 accounting policy 394
Differences in HSBC Holdings/New York Stock Exchange corporate governance practices 465d
Directors 270

Directors 270

appointments and re-election 271

benefits 318

biographies 264

conflicts of interest 274

emoluments 324, 364

executive 270

exit payments 318

fees 318

induction 273

interests 297, 320

loss of office 318

non-executive 270

other directorships 307

pensions 318

performance evaluation 274

relations with shareholders 274

remuneration (executive) 34, 300, 303, 311, 313

remuneration (non-executive) 306

service contracts 306

training and development 273 variable pay 303, 309, 310
Disclosure controls 108a
Disclosure philosophy 107
Disclosures pursuant to Section 13(r) of the Securities Exchange Act 110n
Disposal gains/groups 41, 105v
Disposals 440
Dispute risk 122
Diversity and inclusion 19, 291
Dividends 298, 370, 458, 465a income 353 payout ratio 32 per share 3, 45
Donations 38

E
Earnings per share 29, 45, 371
Earnings to fixed charges ratio 61b
Economic background
Asia 84, 88a
Europe 79, 81a
Latin America 101, 103a
Middle East and North Africa 91, 93a
North America 96, 98a
Economic contribution 33
Economic plans: HSBC Bank Brazil 454

Employees

compensation and benefits 356

development 19, 291

disabled 291

diversity and inclusion 19, 291

engagement 21, 288

gender balance 20

health, welfare and safety 20, 291

highest paid 325

material risk takers 327

numbers 1, 18, 54, 79, 84, 91, 96, 101

profile of leadership 19

relations 291

remuneration policy 34, 292

reward 291

risk 112

share plans 292

sign-on and severance 327

volunteering 37

whistleblowing 20

Encumbered assets 171, 220, 472
Enforceability of judgements in the US 465a
Enhanced Disclosure Task Force 108
Enquiries (from shareholders) 460
Equity constant currency/reported reconciliation 59 movement in 2014 59
Equity securities 179, 226

Europe 79

adjusted performance 81

adjusted/reported reconciliation 105k

balance sheet data 82, 375

certificates of deposit 61a

collateral 147

constant currency/reported reconciliation 158

country business highlights 80

customer accounts 60o, 61

deposits by banks 60n

economic background 79, 81a

financial overview 79, 81a

impaired loans 137

lending 131, 132, 160

loan impairment charges/allowances 141, 142

mortgage loans 156

operating expenses 81

personal lending 151

principal operations 79

profit/(loss) 79, 82, 374

profit/(loss) by country 80

regulatory update 110m, 254

reported/constant currency reconciliation 105al

reported/underlying/adjusted reconciliation 105am

profit/(loss) by country 80

HSBC HOLDINGS PLC

Shareholder Information (continued)

renegotiated loans 139, 140

reverse repos 151

risk-weighted assets 240

staff numbers 79

wholesale lending 144, 145

Eurozone 126

Events after the balance sheet date 457

Executive risk 122

Exchange controls 465a

F

Fair value

accounting policy 378

adjustments 381

control framework 378

reconciliation 384

valuation bases 383

Fee income (net) 48, 56c, 353

Fiduciary risk 115, 200

Filters (six) 12

Financial assets 392

accounting policy 392, 402

designated at fair value 181

not qualifying for de-recognition 402

Financial crime compliance and regulatory compliance 124

Financial guarantee contracts 442

accounting policy 441

Financial instruments 378, 390

accounting policy (fair value) 378

accounting policy (valuation) 354

at fair value 330

credit quality 133, 207

critical accounting estimates and judgements (valuation) 378 net income from 50, 56c, 354

not at fair value 390

past due but not impaired 136

Financial investments 60, 60b,60i, 399

accounting policy 399

gains less losses from 51

Financial liabilities designated at fair value 60d, 60k, 181, 379, 417 accounting policy 417

contractual maturities 173

Financial overview 79, 85, 91, 96, 101

Financial risks (insurance) 194

Financial Services Compensation Scheme 442

Financial System Vulnerabilities Committee 15, 282

Financial statements 334

changes to presentation 346

Five-year comparison 45, 57, 157, 159

Fixed pay 39, 40, 303, 311

Footnotes 39, 109, 202, 256, 344

Forbearance 139, 208, 350

Foreclosures 208, 449

Foreign currencies/exchange

accounting policy 348

exposures 435

investigations and litigation 453

rates 57

translation differences 41

Frozen accounts 110p

Funding fair value adjustments 353

Funding sources (diversity) 168, 215

Funds transfer pricing 219

Funds under management 106

G

Gains on disposal of US branch network, US cards business and

Ping An 56d

Geographical regions 13,78

Global businesses 16, 63

Glossary of accounting terms and US equivalents 456k

Global Banking and Markets 16, 17, 22, 70, 381

adjusted/reported reconciliation 105f, 105h

reported/constant currency reconciliation 105af

reported/underlying/adjusted reconciliation 105ag

Global functions 13

Global People Survey 19

Global Private Banking 4, 16, 18, 22, 72, 124

adjusted reported reconciliation 105i

reported/constant currency reconciliation 105ah

reported/underlying /adjusted reconciliation 105ai

Glossary 470

Going concern 290, 348

Goodwill 407

accounting policy 407

critical accounting estimates and judgements 407

impairment 331

Governance 15, 27

Group Audit Committee 15, 277, 290

Group CEO

annual performance 316

biography 264

bonus scorecard 264

interests in shares 320

remuneration 313

remuneration history 319

responsibilities 270

review 7

Group Chairman

biography 264

interest in shares 320

letter 263

responsibilities 270

statement 4

Group Chief Risk Officer

annual performance 317

biography 267

bonus scorecard 323

interests in shares 320

remuneration 311, 313

Group Company Secretary

biography 268

role 272

Group Finance Director

annual performance 317

biography 267

bonus scorecard 323

interests in shares 320

remuneration 311, 313

Group Management Board 15, 276

Group Remuneration Committee 15, 284, 300, 307

Group Risk Committee 15, 280, 290

Growth priorities 66, 68, 71, 74

Guarantees 442

H

Health and safety 291

Held for sale assets 349, 352

accounting policy 416

Highlights 3

History and development of HSBC 465d

Home markets 12, 105p, 105q

Hong Kong regulation and supervision 110g

HSBC Finance

foreclosures 153

loan modifications 154

reported/underlying/adjusted reconciliation 105ac

HSBC Holdings plc

balance sheet 341

cash flow 174, 221, 342

credit risk 161

deferred tax 370

Directors’ emoluments 364

dividends 370

employee compensation 364

financial assets and liabilities 389

financial instruments not at fair value 392

foreign exchange VaR 183

liquidity and funding 174

market risk 183

maturity analysis of assets and liabilities 432

net income from financial instruments 354

operating model 13

related parties 457

repricing gap maturities 185

share capital 439

statement of changes in equity 343

structural foreign exchange exposures 435

subordinated liabilities 425

HSBC HOLDINGS PLC

Shareholder Information (continued)

Human rights 38

I

Impairment

accounting policy 350

allowances 142, 159

assessment 212

available-for-sale financial assets 352

charges 29, 53, 56e, 141, 159

constant currency/reported reconciliation 158

critical accounting estimates and judgements 349

goodwill 407

impaired loans 137, 162a, 329

methodologies 213

movement by industry and geographical region 142

reported/adjusted reconciliation 44

Income statement (consolidated) 45, 56a, 335
Information on HSBC (availability thereof) 461

Insurance 190

accounting policy 354, 355

asset and liability matching 191

balance sheet of manufacturing subsidiaries 193

bancassurance model 190

claims incurred (net) and movements in liabilities to policyholders 53, 56e, 355 in 2014 191

net earned premiums 51, 56d

premium income 354

PVIF business 52 reinsurers’ share of liabilities 197 risk 116, 117, 194, 198
Intangible assets 410 accounting policy 410 movements 413
Interest income/expense (net) 46, 56b, 60a, 60h, 353 accounting policy 354 average balance sheet 46, 60a margin 60g sensitivities 181, 184
Interest rate derivatives 422
Interim management statements 459
Interim results 459
Internal control 288
Internet crime 123
IFRSs and Hong Kong Financial Reporting Standards comparison 345
Investment criteria 12
Investment properties 416
Investor relations 461
Iranian banks 110o

J
Joint ventures 403, 406, 456

K
Key management personnel 455
Key performance indicators 29, 30, 31, 32

L

Latin America 101

adjusted performance 102

adjusted/reported reconciliation 105o

balance sheet data 104, 375

certificates of deposit 61a

collateral 147

constant currency/reported reconciliation 158

country business highlights 102

customer accounts 60o, 61

deposits by banks 60n

economic background 101, 103a

financial overview 101, 103a

impaired loans 137

lending 131, 132, 160

loan impairment charges/allowances 141, 142

mortgage loans 156

operating expenses 103

personal lending 151

principal operations 101

profit 101, 104, 374

profit/(loss) by country 102

renegotiated loans 139, 140

reported/constant currency reconciliation 105at reported/underlying/adjusted reconciliation 105au reverse repos 151 risk-weighted assets 240 staff numbers 101 wholesale lending 144, 145
Lease commitments 442 accounting policy 442
Legacy credit 105g
Legal proceedings and regulatory matters 330, 446 risk 229
Lending – combined view 60
Leveraged finance transactions 383, 474
Leverage ratio 251, 255, 261

Liabilities

average balance sheet 46

by geographical region 375

constant currency/reported reconciliation 59

deferred tax 367

financial accounting/regulatory reconciliations 249

five years 57

interest bearing 60f

maturity analysis 426

movement in 2014 58

of disposal groups 418

other 418

retirement benefits 359

subordinated 423, 476

total 57, 59, 337, 341, 427

trading 417

under insurance contracts 28, 419

Libor, Euribor and other rates investigations 452

Liquidity and funding 163, 215

assets 166

behaviouralisation 218

description 164

funds transfer pricing 219

in 2014 164

insurance 197

management of risk 114, 165

net contractual cash flows 166

policies and procedures 215

primary sources of funding 168

regulation 164

Loans and advances

accounting policy 349

by country 160

by geographical region 131

by industry over 5 years 157

collateral 146, 150, 156, 171, 213

concentration of exposure 132

credit quality of 133

delinquency in the US 153

impairment 137, 141

maturity and interest sensitivity analysis 60m

past due but not impaired 136

renegotiated 138

to banks 60a, 60h, 291

to customers 30, 60b, 60h, 132

write-off 212

Loans Management Unit 213

M
Madoff 447
Management’s assessment of internal controls over financial reporting 108a
Market capitalisation 1, 33
Market risk 114, 175, 221, 259 balance sheet linkages 179 description 176 governance 222 in 2014 176 insurance 194 measures 223 risk-weighting assets 244 sensitivity analysis 181
Material risk takers 300, 327
Maturity analysis of assets and liabilities 426

HSBC HOLDINGS PLC

Shareholder Information (continued)

Maximum exposure to credit risk 130

Memorandum and Articles of Association 465c

Middle East and North Africa 91

adjusted performance 92

adjusted/reported reconciliation 105m

balance sheet data 94, 375

certificates of deposit 61a

collateral 147

constant currency/reported reconciliation 158

country business highlights 92

customer accounts 60o, 61

deposits by banks 60n

economic background 91, 93a

financial overview 91, 93a

impaired loans 137

lending 131, 132, 160

loan impairment charges/allowances 141, 142

mortgage loans 156

operating expenses 93

personal lending 151

principal operations 91

profit 91, 94, 374

profit/(loss) by country 92

renegotiated loans 139, 140

reported/constant currency reconciliation 105ap

reported/underlying/adjusted reconciliation 105aq

risk-weighted assets 240

staff numbers 91

wholesale lending 144, 145

Model risk 25, 122, 223

Monitor 27

Mortgages

lending 152

mortgage-backed securities 214, 474

US mortgage-related investigations 449

N

Nature of trading market 465b

Nomination Committee 15, 284

Non-controlling interests 436

Non-GAAP measures 40, 105s

Non-interest income 353

Non-statutory accounts 457

Non-trading portfolios 178, 221, 225

North America 96

adjusted performance 97

adjusted/reported reconciliation 105n

balance sheet data 99, 375

certificates of deposit 61a

collateral 147

constant currency/reported reconciliation 158

country business highlights 97

customer accounts 60o, 61

delinquency trends in the US 153

deposits by banks 60n

economic background 96, 98a

financial overview 96, 98a

impaired loans 137

lending 131, 132, 160

loan impairment charges/allowances 141, 142

mortgage lending 156

operating expenses 98

personal lending 151

principal operations 96

profit 96, 99, 374

profit/(loss) by country 97

renegotiated loans 139, 140

reported/constant currency reconciliation 105ar

reported/underlying/adjusted reconciliation 105as

reverse repos 151

risk-weighted assets 240

staff numbers 96

wholesale lending 144

O

Offsetting 130, 434

accounting policy 434

Oil and gas prices 125

Operating expenses 30, 42, 54, 56f

by geographical region 81, 88, 93, 96, 103

by global business 65, 68, 71, 73, 75

reported/adjusted reconciliation 44

Operating income 52, 56e, 353, 375, 376

Operating profit 356

Operational risk 115, 186, 259

in 2014 187

losses/incidents 188

Ordinary shares 294

Organisation 13

Organisational structure chart 462

Other 75

adjusted/reported constant currency reconciliation 105j

reported/constant currency reconciliation 105aj

reported/underlying/adjusted reconciliation 105ak

Outlook 6

P

Paper use 37

Payment protection insurance 421

Pension plans 200, 237

accounting policy 359

defined benefit plans 183, 361

for directors 318

risk 116, 200

People risk 122

Performance 1, 5, 56b, 64

adjusted 29, 40, 65, 67, 70, 73, 75, 87, 92, 97, 102

reported 29, 64, 67, 70, 73, 75

Perpetual subordinated capital securities 370

Personal lending 151

Philanthropic and Community Investment Oversight Committee 15, 288

Pillar I, II and III 253, 258, 259, 260, 326

Ping An 77

Post-employment benefit plans 359, 456

accounting policy 359

Precious metals fix-related litigation and investigations 454

Preference shares 294, 437

Preferred securities 57

Prepayment, accrued income and other assets 416

accounting policy 416

Products and services 16, 371

Profit before tax 3, 28, 63, 76

reported/adjusted reconciliation 44

by country 80, 85, 86, 92, 97, 102

by country 80, 85, 86, 92, 97, 102

by geographical region 44, 78, 79, 82, 84, 85, 89, 94, 96, 99, 101, 102, 104 by global business 44, 64, 65, 67, 70, 72, 73, 75, 76, 82, 89, 94, 99, 104

consolidated 45

reported/constant currency reconciliation 105t

reported/underlying reconciliation 105w, 105x

Profit for the year 28, 335, 372

Property plant and equipment 107, 416

accounting policy 416

Provisions 420

accounting policy 420

critical accounting estimates and judgements 420

Purpose 1

PVIF 52, 411

R

Ratios

advances to core funding 165, 169, 216

capital 239

capital strength 3, 31

common equity tier 1 31

core tier 1 (CET 1) 471

cost efficiency 3, 28, 55, 79, 84, 91, 96, 101, 104

customer advances to deposits 30

dividend payout 32

dividends per share 3

earnings per share 29, 45, 371

earnings to fixed charges 61b

leverage 31, 251, 255, 261

return on average ordinary shareholders’ equity 3

return on average total assets 30

return on equity 44a

return on risk-weighted assets 32, 79, 84, 91, 96, 101

return on tangible equity 29, 44a

stressed coverage 165, 216

HSBC HOLDINGS PLC

Shareholder Information (continued)

Reconciliation of reported and adjusted items 44

Reconciliation of RoRWA 62

Reconciliation table 465g

Recovery and resolution 14, 110l, 255

Regulation and supervision 110b

Regulatory

balance sheet 248

capital 239, 258

capital buffers 252

CRD IV 470

developments 110k, 252

landscape 5

reconciliation to financial accounting 248

review of consumer enhancement services products 455

risk 119, 120

stress tests 125, 254, 257

structured banking reform 14, 255

systemically important banks 15, 252, 473

UK update 254

Related party transactions 455

Remuneration

adjustment, malus & clawback 306

benefits 311

bonus scorecards 323

business context 301

committee 284, 300

committee members 284, 307

Directors 73

exit factors 318

fixed pay 39, 40, 303, 311

GPSP 314

in 2014 318

in 2015/16 302, 322

letter 300

Pillar 3 remuneration policy 326

policy 35, 303, 304, 305, 306

report 307

reward strategy 34, 300

scenarios 313

single figure 311

variable pay 34, 309

Renegotiated loans 138, 154, 208

Renewable energy 37

Representations and warranties 162

Repricing gap 185

Repurchase and reverse repurchase agreements 48, 60b, 60e, 60i, 60k,

    60l, 151, 219, 398

accounting policy 398

Reputational risk 115, 199

Resolution strategy 14

Retail Banking and Wealth Management 16, 22, 64

adjusted/reported reconciliation 105b

reported/constant currency reconciliation 105aa

reported/underlying/adjusted reconciliation 105ab

principal RBWM business 63

adjusted/reported reconciliation 105c, 105d

reported/constant currency reconciliation 105ac

Revenue 29, 42

by country 81, 87, 92, 97, 102

by geographical region 81, 87, 92, 97, 102

by global business 65, 67, 70, 73, 75

Ring-fencing (UK) 14

Risk 111

appetite 25, 27, 205

banking risks 114

committee 16, 276, 280

compliance 115, 189

conduct of business 121

contingent liquidity 167

counterparty 150, 243, 261, 471

credit 114, 129, 196, 206

credit spread 178, 226

cross-currency 221

data management 123

de-peg 225

dispute 122

economic outlook 118

elements in loan portfolio 162a

eurozone 126

execution 122

factors 111a, 113

fiduciary 115, 200

financial (insurance) 116, 194

foreign exchange 183

gap risk 225

geopolitical 118

governance 111, 204

in 2014 21

information security 123

insurance operations 116, 117, 190, 198

interest rate 181, 226

internet crime 123

investigations 120

legal 229

liquidity and funding 114, 197

management 24, 112, 117, 215

market 114

model 25, 122, 223

oil and gas prices 125

operational 115

overview 21

people 122

pension 116, 200

policies and practices 204

profile 111, 117

refinance 214

regulatory 119, 120

reputational 115, 199

Russia 126

security and fraud 187, 230

stress testing 117

sustainability 116, 201

systems 231

third party 124

top and emerging 22, 111, 118

vendor 190, 231

Risk-weighted assets 31, 62, 260, 476

adjusted/reported reconciliation 62, 105c-f, 105i

by geographical region 78

by global businesses 63

developments 254

five year trend 57

movement in 2014 239-244

run-off portfolios 32

targets 257

underlying/reported reconciliation 105x, 105av

RoRWA (reconciliation of measures) 62, 79, 84

Russia 126

S

Sale and repurchase agreements 398, 476

accounting policy 398

Securities litigation 446

Securitisation

exposures 161, 214, 445

litigation 449

Security and fraud risk 187, 230

Segmental analysis 371

accounting policy 371

Senior management

biographies 268

emoluments 324

Sensitivities to non-economic assumptions (insurance) 198

Share-based payments 357

accounting policy 357

Share capital 294, 437

accounting policy 437

five year trend 57

in 2014 296

notifiable interests 298

rights and obligations 294

treasury shares 297

Share information 33

Share options 321, 359

Share plans

for directors 297, 320

for employees 292, 296

Shareholder (communications with) 460

HSBC HOLDINGS PLC

Shareholder Information (continued)

numbers 1

profile 458

Short-term borrowings 60l

Short-term funds 60a, 60h

Significant items (other) 42, 47, 49, 51, 52, 54, 105y, 105z

Sources of funds 168

Standards (Global) 26, 27

Statement of changes in equity 339

Statement of comprehensive income 336

Stock symbols 461

Strategy 1, 11, 26, 64, 67, 70, 72

Streamlining 27

Stress testing 117, 125, 216, 224

Stressed coverage ratios 165, 216

Structural banking reform 14, 255

Structural foreign exchange exposure 181, 226, 435

Structured entities 415, 443, 476

accounting policy 443

Subordinated loan capital 57

Subsidiaries 413, 440

accounting policy 413

Sustainable savings 32

Sustainability 9, 36

committee 286

risk 116, 201

Systemically important banks 15, 255, 473

Systems risk 231, 477

T

Targets 32

Tax 365

accounting policy 365

collected for government 33

critical accounting estimates and judgements 366

deferred tax 331, 365, 366, 367, 368

expense 56, 56g

of shares and dividends 463

paid 33

paid by region and country 106

reconciliation 366

tax and broker-dealer investigations 451

Three lines of defence 112, 186

Tier 1 capital 258, 425, 438, 477

Total loss absorbing capacity 256

Total shareholder return 33, 319

Trading assets 377

accounting policy 377

Trading income (net) 49, 56c, 353

Trading liabilities 417

accounting policy 417

Trading portfolios 176, 221, 225

Troubled debt restructurings 162b

U

Underlying performance 105u

Unobservable inputs 386

US Executive Orders 110p

US regulation and supervision 110g

V

Value at risk 176, 178, 223

Value creation 9

Values (HSBC) 10, 19

Vendor risk management 231

Volunteering 37

W

Whistleblowing 20, 287

Wholesale funding 169, 218

Wholesale lending 144

HSBC HOLDINGS PLC

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

HSBC HOLDINGS PLC

© Copyright HSBC Holdings plc 2015

All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Cover designed by Black Sun Plc, London; text pages designed by Black Sun Plc and Group Finance, HSBC Holdings plc, London

Printed by DG3 Group (Holdings) Limited, London

Photography

Cover: (top) HSBC Archives; (bottom) Matthew Mawson

Group Chairman and Group Chief Executive

by George Brooks

Item 19. Exhibits

Documents files as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 1.1 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 8, 2011).

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated December 9, 2010 between HSBC Holdings plc and Marc Moses, as amended by a letter agreement dated November 1, 2013 by HSBC Holdings plc (incorporated by reference to Exhibit 4.1 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 28, 2014).

4.2	Deferred Prosecution Agreement dated December 11, 2012, between HSBC Holdings plc, HSBC Bank USA, N.A., HSBC North America Holdings, Inc., the United States Department of Justice, the United States Attorney’s Office for the Eastern District of New York and the United States Attorney’s Office for the Northern District of West Virginia (incorporated by reference to Exhibit 99.1 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.3	Consent to the Assessment of a Civil Money Penalty dated December 11, 2012, of the United States Department of Treasury Financial Crimes Enforcement Network in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.2 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.4	Undertaking by HSBC Holdings plc to the Financial Services Authority (incorporated by reference to Exhibit 99.3 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012), as replaced by the Direction by the Financial Conduct Authority to HSBC Holdings plc (incorporated by reference to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on April 12, 2013).

4.5	Cease and Desist Order issued by the Board of Governors of the United States Federal Reserve System in the Matter of HSBC Holdings plc (incorporated by reference to Exhibit 99.5 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.6	Order of Assessment of a Civil Money Penalty Issued Upon Consent Issued by the Board of Governors of the U.S. Federal Reserve System in the Matter of HSBC Holdings plc and HSBC North America Holdings, Inc. (incorporated by reference to Exhibit 99.6 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.7	Settlement Agreement between HSBC Holdings plc, and the United States Department of the Treasury’s Office of Foreign Assets Control (incorporated by reference to Exhibit 99.7 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.8	Consent Order dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.8 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.9	Consent Order for the Assessment of a Civil Money Penalty dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A. (incorporated by reference to Exhibit 99.9 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.10	Agreement by and between HSBC Bank USA, N.A. McLean, Virginia and the Office of the Comptroller of the Currency dated December 11, 2012 (incorporated by reference to Exhibit 99.10 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012).

4.11	Final Notice from the Financial Conduct Authority to HSBC Bank plc dated November 11, 2014 (incorporated by reference to Exhibit 99.1 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on November 13, 2014).

4.12	Order Instituting Proceedings Pursuant to Sections 6(c)(4)(A) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions dated 11 November 2014 of the CFTC in the Matter of HSBC Bank plc (incorporated by reference to Exhibit 99.2 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on November 13, 2014).

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends).

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 22 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG Audit Plc.

15.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 14.2 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 20, 2006).

15.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 14.3 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on March 20, 2006).

15.4	Consent of C G Singer.

15.5	Letter from KPMG Audit Plc, dated February 26, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 26 February 2015