Form 20-F
period 2021-12-31
HSBC HOLDINGS PLC
filed 2022-02-23
CIK 1089113

As filed with the Securities and Exchange Commission on February 23, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Jonathan Bingham
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 3268 4840
Email jonathan.bingham@hsbc.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value US$0.50 each (GB0005405286)	HSBA	London Stock Exchange
	5	Hong Kong Stock Exchange
	HSBC.BH	Bermuda Stock Exchange
	HSBC	New York Stock Exchange	*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each (US4042804066)	HSBC	New York Stock Exchange

7.625% Subordinated Notes due 2032 (US404280AF65)	HSBC/32A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280AE90)	HSBC/32B	New York Stock Exchange
6.5% Subordinated Notes 2036 (US404280AG49)	HSBC36	New York Stock Exchange
6.5% Subordinated Notes 2037 (US404280AH22)	HSBC37	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280AJ87)	HSBC38	New York Stock Exchange
4.875% Senior Unsecured Notes Due 2022 (US404280AL34)	HSBC22	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042 (US404280AM17)	HSBC42	New York Stock Exchange
4.00% Senior Unsecured Notes Due 2022 (US404280AN99)	HSBC22A	New York Stock Exchange
4.250% Subordinated Notes due 2024 (US404280AP48)	HSBC24	New York Stock Exchange
5.250% Subordinated Notes due 2044 (US404280AQ21)	HSBC44	New York Stock Exchange
4.250% Subordinated Notes due 2025 (US404280AU33)	HSBC25	New York Stock Exchange
4.300% Senior Unsecured Notes due 2026 (US404280AW98)	HSBC26	New York Stock Exchange
3.600% Senior Unsecured Notes due 2023 (US404280BA69)	HSBC23	New York Stock Exchange
3.900% Senior Unsecured Notes due 2026 (US404280BB43)	HSBC26A	New York Stock Exchange
2.650% Senior Unsecured Notes due 2022 (US404280BF56)	HSBC22B	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2022 (US404280BG30)	HSBC22C	New York Stock Exchange
4.375% Subordinated Notes due 2026 (US404280BH13)	HSBC26B	New York Stock Exchange
3.262% Fixed Rate/Floating Rate Senior Unsecured Notes due 2023 (US404280BJ78)	HSBC23A	New York Stock Exchange
4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280BK42)	HSBC28	New York Stock Exchange
3.033% Fixed Rate/Floating Rate Senior Unsecured Notes due 2023 (US404280BM08)	HSBC23B	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2024 (US404280BR94)	HSBC24A	New York Stock Exchange
3.950% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (US404280BS77)	HSBC24B	New York Stock Exchange
4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280BT50)	HSBC29	New York Stock Exchange
2.175% Resettable Senior Unsecured Notes due 2023 (XS1823595647)	N/A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2026 (US404280BW89)	HSBC26D	New York Stock Exchange
4.292% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280BX62)	HSBC26C	New York Stock Exchange
3.803% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280BZ11)	HSBC25A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2025 (US404280CA50)	HSBC25B	New York Stock Exchange
3.000% Resettable Senior Unsecured Notes due 2028 (XS1961843171)	HSBC28A	New York Stock Exchange
3.973% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280CC17)	HSBC30	New York Stock Exchange
3.00% Resettable Senior Unsecured Notes due 2030 (XS2003500142)	HSBC30A	New York Stock Exchange

2.633% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280CE72)	HSBC25C	New York Stock Exchange
4.950% Fixed Rate Senior Unsecured Notes due 2030 (US404280CF48)	HSBC30B	New York Stock Exchange
2.099% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CG21)	HSBC26E	New York Stock Exchange
2.848% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CH04)	HSBC31	New York Stock Exchange
1.645% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CJ69)	HSBC26F	New York Stock Exchange
2.357% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CK33)	HSBC31A	New York Stock Exchange
2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280CL16)	HSBC28B	New York Stock Exchange
1.589% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CM98)	HSBC27	New York Stock Exchange
1.750% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (XS2322315727)	HSBC27A	New York Stock Exchange
0.976% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280CS68)	HSBC25	New York Stock Exchange
2.804% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CT42)	HSBC32	New York Stock Exchange
0.732% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (US404280CU15)	HSBC24C	New York Stock Exchange
2.206% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280CV97)	HSBC29A	New York Stock Exchange
1.162% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (US404280CW70)	HSBC24D	New York Stock Exchange
2.251% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CX53)	HSBC27B	New York Stock Exchange
2.871% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CY37)	HSBC32A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2024 (US404280CZ02)	HSBC24E	New York Stock Exchange
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
Ordinary Shares, nominal value US$0.50 each 20,631,520,439
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Strategic report
1a Forward-looking statements
1c Approach to ESG reporting
1d Certain defined terms
2 Highlights
4 Who we are
6 Group Chairman’s statement
8 Group Chief Executive’s review
12 Our strategy
15 How we do business
25 Remuneration
26 Financial overview
30 Global businesses
37 Risk overview

Environmental, social and
governance (‘ESG’) review
43 Our approach to ESG
45 Environmental
66 Social
79 Governance

Financial review
90 Financial summary
110 Global businesses and geographical regions
131 Reconciliation of alternative performance measures
134 Other information

Risk review
145 Our approach to risk
148 Top and emerging risks
155 Risk factors
167 Areas of special interest
171 Our material banking risks

Corporate governance report
254 Group Chairman’s governance statement
256 Biographies of Directors and senior management
273 Board committees
290 Directors’ remuneration report

Financial statements
334 Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc
(PCAOB ID 876)
336 Financial statements
346 Notes on the financial statements

Additional information
425 Shareholder information
435 Abbreviations

We have changed how we provide the disclosures against the Task Force on Climate-related Disclosures (‘TCFD’) framework by embedding the content previously provided in our stand-alone TCFD Update within this Form 20-F for the year ended 31 December 2021. The summary TCFD disclosure can be found on page 19.

This Strategic Report was approved by the Board on 22 February 2022.

Mark E Tucker
Group Chairman

A reminder
The currency we report in is US dollars.

Adjusted measures
We supplement our IFRSs figures with non-IFRSs measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures are highlighted with the following symbol: <>

Further explanation may be found on page 28.
None of the websites referred to in this Form 20-F for the year ended 31 December 2021 (the ‘Form 20-F’) (including where a link is provided), and none of the information contained on such websites, are incorporated by reference in this report.

Cover image: Opening up a world of opportunity
We connect people, ideas and capital across the world, opening up opportunities for our customers and the communities we serve.

Opening up a world of opportunity

Our ambition is to be the preferred international financial partner for our clients.
Our purpose, ambition and values reflect our strategy and support our focus on execution.

Read more on our values, strategy and purpose on pages 4, 12 and 15.

Key themes of 2021
The Group continued to make progress on our strategic aims, although challenges remain:

Financial performance
Performance reflected an improvement in global economic conditions, which resulted in releases of expected credit loss allowances, the impact of lower interest rates, and continued cost discipline. All of our regions were profitable, and our Asia operations continued to perform strongly. The outlook for net interest income is now significantly more positive.
Read more on pages 2 and 26.

Strategic transformation
We have made progress in areas of strength and expanded our digital capabilities across key products. During the year, we announced a number of strategic transactions including the planned sale of our retail banking business in France and our exit of mass market retail in the US. We also announced acquisitions in Singapore and India to develop our wealth capabilities across Asia.
Read more on page 12.

Climate ambition
We are helping to mobilise the transition to a net zero global economy. Since 2020, we have supported our customers’ transition to net zero and a sustainable future by providing and facilitating sustainable finance and investment. We have published our thermal coal phase-out policy and have set targets to reduce our on-balance sheet financed emissions of two priority sectors: oil and gas, and power and utilities by 2030.
Read more on page 18.

Delivery against our financial targets
Return on average tangible equity <>
8.3%
Target: ≥10% over the medium term.
(2020: 3.1%)

Adjusted operating expenses <>
$32.1bn
Updated target: 2022 adjusted operating expenses in line with 2021.
Previous target: ≤$31bn in 2022 (at December 2020 foreign exchange rates).
(2020: $32.4bn)

Gross RWA reduction
$104bn
Since the start of the programme. Updated target: >$110bn by end of 2022.

Common equity tier 1 capital ratio

15.8%
Target: >14%, managing in the range of 14% to 14.5% in the medium term; and manage the range down further long term.
(2020: 15.9%)

Dividend per share
$0.25
2021 payout ratio: 40.3%
Target: sustainable cash dividends with a payout ratio of 40% to 55% from 2022 onwards.

For our financial targets, we define medium term as three to four years and long term as five to six years, commencing 1 January 2020.
Further explanation of performance against Group financial targets may be found on page 26.

ESG performance indicators and targets

Gender diversity
31.7%
Women in senior leadership roles.
(2020: 30.3%)

Sustainable finance and investment
$126.7bn
Cumulative total provided and facilitated since January 2020.
(2020: $44.1bn)

Net zero in our own operations
50.3%
Cumulative reduction in absolute greenhouse gas emissions from 2019 baseline.

Financed emissions targets by 2030
34%
Mt CO2e reduction in oil and gas absolute on-balance sheet financed emissions

0.14
Mt CO2e/TWh power and utilities on-balance sheet financed emissions intensity, representing 75% reduction from 2019
Customer satisfaction
6 out of 10
Wealth and Personal Banking markets that sustained top-three rank and/or improved in customer satisfaction.

4 out of 13
Commercial Banking markets that sustained top-three rank and/or improved in customer satisfaction.

Read more on how we set and define our environmental, social and governance metrics on page 17.
Read more on our financed emissions scope, methodology and terminology on page 47 and our definition of sustainable finance and investment on page 53.

HSBC Holdings plc	1

Cautionary statement regarding forward-looking statements

This Form 20-F contains certain forward-looking statements with respect to HSBC’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as new recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 pandemic); the Covid-19 pandemic, which may continue to have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and volatile interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 pandemic); potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may affect the Group by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC's actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk free benchmark rates, which exposes HSBC to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which may continue to be characterised by uncertainty, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

1a	HSBC Holdings plc

•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our targets to reduce our on-balance sheet financed emissions in the oil and gas and power and utilities sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our oil and gas and power and utilities portfolio and the commitments set forth in our thermal coal phase-out policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 148 to 167.

Approach to ESG reporting

The information set out in the ESG review on pages 42 to 88, taken together with other information relating to ESG issues included in this Form 20-F, aims to provide key ESG information and data relevant to our operations for the year ended 31 December 2021. The data is compiled for the financial year 1 January to 31 December 2021 unless otherwise specified. Measurement techniques and calculations are explained next to data tables where necessary. There are no significant changes from the previous reporting period in terms of scope, boundary or measurement of our reporting of ESG matters. Where relevant, rationale is provided for any restatement of information or data that has been previously published. We have also considered our obligations under the Environmental, Social and Governance Reporting Guide contained in Appendix 27 to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (‘ESG Guide’) and under LR9.8.6R(8) of the Financial Conduct Authority’s (‘FCA’) Listing Rules. We will continue to develop and refine our reporting and disclosures on ESG matters in line with feedback received from our investors and other stakeholders, and in view of our obligations under the ESG Guide and the FCA’s Listing Rules.
ESG Guide
We comply with the ‘comply or explain’ provisions in the ESG Guide, save for certain items, which we describe in more detail below:
•A1(b) on relevant laws/regulations relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste: Taking into account the nature of our business, we do not believe that there are relevant laws and regulations in these areas that have significant impacts on HSBC.
•A1.3 on total hazardous waste produced, A1.4 on total non-hazardous waste produced: Taking into account the nature of our business, we do not consider hazardous waste to be a material issue for our stakeholders. As such, we report only on total waste produced, which includes hazardous and non-hazardous waste.
•A1.6 on handling hazardous and non-hazardous waste: Taking into account the nature of our business, we do not consider this to be a material issue for our stakeholders. Notwithstanding this, we continue to focus on the reduction and recycling of all waste. Building on the success of our previous operational environmental strategy, we are identifying key opportunities where we can lessen our wider environmental impact, including waste management. For further details, please see our ESG review on page 51.
•A2.4 on sourcing water issue: Taking into account the nature of our business, we do not consider this to be a material issue for our stakeholders. Notwithstanding this, we have implemented measures to further reduce water consumption through the installation of flow restrictors, auto-taps and low or zero flush sanitary fittings and continue to track our water consumption.
•A2.5 on packaging material, B2.2 on lost days due to work injury, B6(b) on issues related to health and safety and labelling relating to products and services provided, B6.1 on percentage of total products sold or shipped subject to recalls for safety and health reasons and B6.4 in recall procedures: Taking into account the nature of our business, we do not consider these to be material issues for our stakeholders.
This is aligned with the materiality reporting principle that is set out in the ESG Guide. See ‘How we decide what to measure’ on page 44 for further information on how we determine what matters are material to our stakeholders.
TCFD recommendations and recommended disclosures
As noted on page 19, we have considered our ‘comply or explain’ obligation under the FCA’s Listing Rules, and confirm that we have made disclosures consistent with the TCFD Recommendations and Recommended Disclosures in this Annual Report and Accounts 2021 save for certain items, which we describe below:
Targets setting
Metrics and targets (c) relating to short-term targets: Given that climate scenarios are mainly focused on medium- to long-term horizons, rather than short term, we have set interim 2030 targets for on-balance sheet financed emissions for the oil and gas, and power and utilities sectors. HSBC intends to review the financed emissions baseline and targets annually, where relevant, to help ensure that they are aligned with market practice and current climate science.
Impacts on financial planning and performance
Strategy (b) relating to financial planning and performance: We do not currently fully disclose the impacts of climate-related issues on financial planning, how these serve as an input to the financial planning process, the impact of climate-related issues on our financial performance (for example, revenues and costs) and financial position (for example, assets and liabilities), in each case due to transitional challenges including data and system limitations.
Metrics and targets (a) relating to internal carbon prices and climate-related opportunities metrics: We do not currently fully disclose the proportion of revenue or proportion of assets, or other business activities aligned with climate-related opportunities, including revenue from products and services, forward-looking metrics consistent with our business or strategic planning time horizons, or internal carbon prices, in each case due to transitional challenges including data and system limitations.

We expect the data and system limitations related to financial planning and performance, internal carbon prices and climate-related opportunities metrics to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.
Impacts of transition and physical risk
Strategy (c) relating to quantitative scenario analysis: We do not currently fully disclose the impacts of transition and physical risk quantitatively, due to transitional challenges including data limitations and evolving science and methodologies.
Metrics and targets (a) relating to detailed climate-related risk exposure metrics for retail and wholesale: We do not fully disclose metrics used to assess the impact of climate-related risks on retail lending, parts of wholesale lending and other financial intermediary business activities (specifically credit exposure, equity and debt holdings, or trading positions, each broken down by industry, geography, credit quality, average tenor). This is due to transitional challenges including data limitations.
Metrics and targets (c) on targets related to physical risk: We do not currently disclose targets used to measure and manage physical risk. This is due to transitional challenges including data limitations.
We expect the data limitations related to quantitative scenario analysis, specific risk metrics and physical risk targets to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.

HSBC Holdings plc	1b

Scope 3 emissions disclosure
Metrics and targets (b) relating to scope 3 emissions metrics: We currently disclose partial scope 3 greenhouse gas emissions including business travel and financed emissions. In relation to financed emissions, we are disclosing scope 3 greenhouse gas emissions for the oil and gas, and the power and utilities sectors. Future disclosure on scope 3 financed emissions (customers) and supply chain emissions (suppliers), and related risks is reliant on both our customers and suppliers publicly disclosing their carbon emissions and related risks. We aim to disclose financed emissions for additional sectors by 2023.
Our approach to disclosure of financed emissions for additional sectors can be found on: www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
Other matters
Strategy (b) relating to acquisitions/divestments and access to capital: We have considered the impact of climate-related issues on our businesses, strategy, and financial planning, but not specifically in relation to acquisitions/divestments or access to capital. Due to transitional challenges such as process limitations, we do not disclose the climate-related impact in these areas. We will aim to further enhance our processes in relation to acquisitions/divestments and access to capital in the medium term.
Metrics and targets (c) relating to water usage target: We have described the targets used by the organisation to manage climate-related risks and opportunities and performance against targets. However, taking into account the nature of our business, we do not consider water usage to be a material target for our business and, therefore, we have not included a target in this year’s disclosure.
With respect to our obligations under LR9.8.6R(8) of the FCA’s Listing Rules, as part of considering what to measure and publicly report, we perform an assessment to ascertain the appropriate level of detail to be included in the climate-related financial disclosures that are set out in our Annual Report and Accounts. Our assessment takes into account factors such as the level of our exposure to climate-related risks and opportunities, the scope and objectives of our climate-related strategy, transitional challenges, and the nature, size and complexity of our business. See ‘How we decide what to measure’ on page 44 for further information.
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

1c	HSBC Holdings plc

This page is intentionally left blank

HSBC Holdings plc	1d

Highlights

Financial performance reflected improved global economic conditions, and we continued to make progress against our four strategic pillars.

Financial performance (vs 2020)
•Reported profit after tax up $8.6bn to $14.7bn and reported profit before tax up $10.1bn to $18.9bn. The increase was driven by a net release of expected credit losses and other credit impairment charges (‘ECL’) and a higher share of profit from our associates. Adjusted profit before tax up 79% to $21.9bn.
•All regions were profitable in 2021, notably HSBC UK Bank plc, where reported profit before tax increased by $4.5bn to $4.8bn. Our Asia operations contributed $12.2bn to reported profit before tax and all other regions reported a material recovery in profitability, reflecting favourable ECL movements.
•Reported revenue down 2% to $49.6bn, primarily reflecting the impact of lower global interest rates and a decrease in revenue in Markets and Securities Services (‘MSS’) compared with a strong comparative period. Notwithstanding these factors, we saw revenue growth in areas of strategic focus, including Wealth, in part due to favourable market impacts in life insurance manufacturing, and Global Trade and Receivables Finance (‘GTRF’). Adjusted revenue down 3% to $50.1bn.
•Net interest margin (‘NIM’) of 1.20%, down 12 basis points (‘bps’) from 2020, with stabilisation in the second half of 2021.
•Reported ECL were a net release of $0.9bn, compared with an $8.8bn charge in 2020, reflecting an improvement in economic conditions relative to 2020, and better than expected levels of credit performance. In the fourth quarter of 2021, we recognised a net ECL charge of $450m, which included an increase in allowances to reflect recent developments in China’s commercial real estate sector.
•Reported operating expenses broadly unchanged at $34.6bn. Adjusted operating expenses down 1% to $32.1bn, despite inflationary pressures, as the impact of our cost-saving initiatives and a reduction in the UK bank levy charge absorbed higher performance-related pay and continued growth in technology investment.
•Customer lending balances in 2021 up $8bn on a reported basis and $23bn on a constant currency basis, primarily driven by growth in mortgage balances, mainly in the UK and Hong Kong.
•Common equity tier 1 (‘CET1’) capital ratio of 15.8%, down 0.1 percentage points. Capital generation was more than offset by dividends, the up to $2bn share buy-back announced in October, foreign exchange movements and other deductions. Risk-weighted assets (‘RWAs’) reduced despite new Pillar 1 requirements for structural foreign exchange, reflecting actions under our transformation programme.
•The Board has approved a second interim dividend of $0.18 per share, making a total for 2021 of $0.25 per share. We also intend to initiate a further share buy-back of up to $1bn, to commence after the existing up to $2bn buy-back has concluded.
Strategic progress
•In our wealth business in Asia, we attracted net new invested assets of $36bn in 2021. We also announced acquisitions in Singapore and India to develop our wealth capabilities across the region.
•Our cost-reduction programme continues to progress with $2.2bn of cost savings recognised in 2021. Since the start of the programme in 2020, we have delivered savings of $3.3bn, with costs to achieve of $3.6bn.
•In line with our climate change resolution, we published our thermal coal phase-out policy and have set on-balance sheet financed emission targets for our oil and gas, and power and utilities sectors.
•In 2021, we continued to support our customers in the transition to net zero and a sustainable future. Since 1 January 2020, we have provided and facilitated $126.7bn towards our ambition of $750bn to $1tn by 2030.
•We continued the transformation of our US business and HSBC Bank plc, our UK non-ring-fenced bank and Europe, reducing costs and RWAs. Furthermore, we announced the exit of mass market retail in the US, and the planned sale of our retail operations in France. During 2022, we expect to recognise a pre-tax loss, excluding transaction costs, of around $2.7bn upon the classification of our France retail operations as ‘held for sale’.

Outlook
We carry good business momentum into 2022 in most areas and expect mid-single-digit lending growth over the year. However, we expect a weaker Wealth performance in Asia in the first quarter of 2022.
We expect ECL charges to normalise towards 30bps of average loans in 2022, based on current consensus economic forecasts and default experience, noting we retain $0.6bn of Covid-19-related allowances as at the end of 2021. Uncertainty remains given recent developments in China’s commercial real estate sector, while inflationary pressures persist in many of our markets.
We continue to target 2022 adjusted operating expenses in line with 2021, despite inflationary pressures, with cost to achieve spend of $3.4bn expected to generate over $2bn of cost savings in 2022. In 2023, we intend to manage growth in adjusted operating expenses to within a range of 0% to 2%, compared with 2022 (on an IFRS 4 basis), with cost savings of at least $0.5bn from actions taken in 2022 helping to offset inflation.
We expect mid-single-digit RWA growth in 2022 through a combination of business growth, acquisitions and regulatory changes, partly offset by additional RWA savings. This growth, together with capital returns are expected to normalise our CET1 position to be within our 14% to 14.5% target operating range during 2022.
Our net interest income outlook is now significantly more positive. If policy rates were to follow the current implied market consensus, we would expect to deliver a RoTE of at least 10% for 2023, one year ahead of our previous expectations.
We continue to target dividends within our 40% to 55% dividend payout ratio range.

2	HSBC Holdings plc

Key financial metrics

	For the year ended
Reported results	2021	2020	2019
Reported revenue ($m)	49,552	50,429	56,098
Reported profit before tax ($m)	18,906	8,777	13,347
Reported profit after tax ($m)	14,693	6,099	8,708
Profit attributable to the ordinary shareholders of the parent company ($m)	12,607	3,898	5,969
Cost efficiency ratio (%)	69.9	68.3	75.5
Net interest margin (%)	1.20	1.32	1.58
Basic earnings per share ($)	0.62	0.19	0.30
Diluted earnings per share ($)	0.62	0.19	0.30
Dividend per ordinary share (in respect of the period) ($)	0.25	0.15	0.30
Dividend payout ratio (%)[1]	40.3	78.9	100.0
Alternative performance measures <>
Adjusted revenue ($m)	50,090	51,770	56,435
Adjusted profit before tax ($m)	21,916	12,271	22,681
Adjusted cost efficiency ratio (%)	64.2	62.6	59.5
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	(0.09)	0.87	0.26
Return on average ordinary shareholders’ equity (%)	7.1	2.3	3.6
Return on average tangible equity (%)[2]	8.3	3.1	8.4
	At 31 December
Balance sheet	2021	2020	2019
Total assets ($m)	2,957,939	2,984,164	2,715,152
Net loans and advances to customers ($m)	1,045,814	1,037,987	1,036,743
Customer accounts ($m)	1,710,574	1,642,780	1,439,115
Average interest-earning assets ($m)	2,209,513	2,092,900	1,922,822
Loans and advances to customers as % of customer accounts (%)	61.1	63.2	72.0
Total shareholders’ equity ($m)	198,250	196,443	183,955
Tangible ordinary shareholders’ equity ($m)	158,193	156,423	144,144
Net asset value per ordinary share at period end ($)	8.76	8.62	8.00
Tangible net asset value per ordinary share at period end ($)	7.88	7.75	7.13
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3]	15.8	15.9	14.7
Risk-weighted assets ($m)[3]	838,263	857,520	843,395
Total capital ratio (%)[3]	21.2	21.5	20.4
Leverage ratio (%)[3]	5.2	5.5	5.3
High-quality liquid assets (liquidity value) ($bn)	717	678	601
Liquidity coverage ratio (%)	138	139	150
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,073	20,184	20,206
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,189	20,272	20,280
Average basic number of $0.50 ordinary shares outstanding (millions)	20,197	20,169	20,158
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 110. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 131.
1 Dividend per ordinary share, in respect of the period, expressed as a percentage of basic earning per share.
2 Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
3 Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 231. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.

HSBC Holdings plc	3

Who we are

About HSBC
With assets of $3.0tn and operations in 64 countries and territories at 31 December 2021, HSBC is one of the largest banking and financial services organisations in the world. Approximately 40 million customers bank with us and we employ around 220,000 full-time equivalent staff. We have around 187,000 shareholders in 128 countries and territories.

Our values
Our values help define who we are as an organisation, and are key to our long-term success.
We value difference
Seeking out different perspectives

We succeed together
Collaborating across boundaries

We take responsibility
Holding ourselves accountable and taking the long view

We get it done
Moving at pace and making things happen

> For further details on our strategy and purpose, see pages 12 and 15.

Our global businesses
We serve our customers through three global businesses. On pages 30 to 36 we provide an overview of our performance in 2021 for each of our global businesses, as well as our Corporate Centre. In each of our global businesses, we focus on delivering growth in areas where we have distinctive capabilities and have significant opportunities.
Each of the chief executive officers of our global businesses reports to our Group Chief Executive, who in turn reports to the Board of HSBC Holdings plc.
> For further information on how we are governed, see our corporate governance report on page 253.
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

Adjusted revenue by global business1

30%
43%
27%
WPB
CMB
GBM

1 Calculation is based on adjusted revenue of our global businesses excluding Corporate Centre, which is also excluded from the total adjusted revenue number. Corporate Centre had negative adjusted revenue of $437m in 2021.

Our global functions
Our business is supported by a number of corporate functions and our Digital Business Services teams. The global functions include Corporate Governance and Secretariat, Communications and Brand, Finance, Human Resources, Internal Audit, Legal, Risk and Compliance, Sustainability and Strategy. Digital Business Services provides real estate, procurement, technology and operational services to the business.

4	HSBC Holdings plc

Our global reach
We aim to create long-term value for our shareholders and capture opportunity. One of our goals is to lead in wealth, with a particular focus on Asia and the Middle East. Taking advantage of our international network, we aspire to lead in cross-border banking flows, and to serve mid-market corporates globally. We continue to maintain a strong capital, funding and liquidity position with a diversified business model.

Value of customer accounts by geography
North America 10%
Latin America 2%
Rest of Europe 8%
UK 31%
Middle East and North Africa 2%
Rest of Asia 11%
Hong Kong 33%

Mainland China 3%

See page 99 for further information on our customers and approach to geographical information.

Engaging with our stakeholders
Customers
Employees
Investors
Communities
Regulators and governments
Suppliers

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

Euromoney Awards for Excellence 2021
Best Bank for Sustainable Finance in Asia
Best Bank for Sustainable Finance in the Middle East
Best Bank for Transaction Services in Asia
Best Bank for Transaction Services in the Middle East
Western Europe’s Best Bank for SMEs

Euromoney Trade Finance Survey 2021
Number 1 Trade Finance Bank in the UK

The Banker, Transaction Banking Awards 2021
Transaction Bank of the Year for Asia-Pacific
Transaction Bank of the Year for Middle East

Asiamoney Global RMB Poll 2021
Best overall bank for global, onshore and offshore RMB products and services

Asian Private Banker Awards for Distinction 2021
Best Private Bank – Asia Pacific
Best Private Bank – Wealth Continuum

Payments Awards 2021
B2B Payments Innovation of the Year

HSBC Holdings plc	5

Group Chairman’s statement

The progress we made in 2021 means that HSBC is well placed to open up a world of opportunity for our customers as economic recovery continues.
2021 was another challenging year. While Covid-19 vaccines were rolled out globally, some countries dealt with very significant outbreaks and many more operated under various restrictions at different points. As in 2020, this took a huge toll on our customers, our people, the communities we serve and our shareholders.
My colleagues once again demonstrated their resilience, their professionalism and, above all, their exceptional commitment to serving our customers. Our purpose as an organisation is to open up a world of opportunity. Our people have brought this to life in the way they have supported our customers and each other. On behalf of the Board, I would like to thank them warmly for everything they have done, and continue to do.
ESG was another major theme of 2021. The pandemic has exposed the fragility of the planet and society as a whole. It has also created a catalyst for change and highlighted the associated commercial opportunities. Businesses, governments, regulators and investors all continued along their ESG journeys in 2021, as public awareness grew and activism around climate change in particular increased. HSBC has long understood that good ESG performance goes hand-in-hand with good financial performance, and it is now abundantly clear that the action businesses take on sustainability is an important lens through which they are being viewed and assessed by their stakeholders.
Progress
HSBC delivered a good financial performance in 2021. Reported profit before tax was $18.9bn, an increase of $10.1bn as compared with 2020, while adjusted profit before tax was $21.9bn, up 79%. All of our regions were profitable in 2021, supported by the global economic recovery, demonstrating the value of our global network. There was also good growth in focus areas such as Asia wealth and trade. In line with the dividend policy announced in February 2021, the Board approved a second interim dividend for 2021 of $0.18, meaning the full year dividends for 2021 are $0.25.
Good progress has been made in executing our strategic plan. A number of key milestones were reached in 2021 – including resolving the future of our retail businesses in France and the US, the organic build-out of HSBC Personal Wealth Planning in mainland China, and acquisitions in Singapore and India to accelerate the development of our wealth capabilities across Asia. At the same time, our work to digitise HSBC and to play a leading role in the net zero transition has continued at pace. There is more to do – and it will be important to see successive consecutive quarters of growth – but good momentum exists across our businesses.
Board of Directors
Due to ongoing travel restrictions and safety concerns, the Board has not been able to meet in person for two years. We look forward to reconnecting with each other and welcoming those Board members we are yet to meet in person. At the same time, we have come to appreciate the benefits of this new way of working – which include more regular dialogue, less travel and reduced costs – and we will therefore use a hybrid model going forward.

6	HSBC Holdings plc

“HSBC has long understood that good ESG performance goes hand-in-hand with good financial performance.”

We were pleased to hold our first hybrid AGM in May 2021, which the majority of shareholders attended virtually. It is a matter of deep regret to me, and to the Board as a whole, that we have been unable to meet our loyal Hong Kong shareholders face-to-face. We look forward to doing so again as soon as it is practicable and safe. In the meantime, a hybrid meeting does at least allow for constructive engagement and discussions with shareholders, which we continue to value highly.
At the 2021 AGM, Laura Cha, Henri de Castries and Heidi Miller all retired from the Board. We also recently announced that Irene Lee and Pauline van der Meer Mohr will step down from the Board at the conclusion of our 2022 AGM in April. I am enormously grateful to them all for their important and valuable contributions to the Board, the committees and the subsidiary entities on which they have served. We welcomed Dame Carolyn Fairbairn and Rachel Duan to the Board on 1 September. Both Carolyn and Rachel bring a wealth of skills and expertise that will be of great value to the Board’s discussions.

External environment
The roll-out of vaccines around the world and a robust global economic recovery mean we entered 2022 in a better state than we might have expected a year ago. There are clearly still significant challenges ahead, foremost among which is the uncertainty caused by the spread of the Omicron variant, and potentially other variants in the future. Supply chain bottlenecks, high energy and food prices, surging consumer demand and higher wages have combined to drive up inflation. Central banks have already begun to respond by tightening monetary policy and this is likely to continue in 2022.
Global economic growth forecasts are fairly resilient – our own forecast is 4.1% global GDP growth in 2022. However, there remains a great deal of uncertainty given the wide range of responses from governments to the different challenges they face.

After China’s strong recovery, growth slowed in the second half of 2021. As a result, we expect China’s government to take action to ease monetary and fiscal policies, with the aim of shoring up growth. Meanwhile, India’s economy is set to grow rapidly, but growth is expected to be slower in the UK and the US.
Global trade performed well in 2021, with volumes rising above pre-pandemic levels despite ongoing supply chain disruptions. Looking forward, trade growth could be further boosted by the lifting of restrictions on movement that remain in place in some countries. There are also signs that supply chain bottlenecks will ease as the year goes on, although when and how remains uncertain. The Regional Comprehensive Economic Partnership is expected to reinforce Asia’s central role in global trade. Along with the bilateral trade deals being struck by some countries, it also shows that trade liberalisation continues to advance in some parts of the world.
Although there is currently no long-term agreement between the UK and the EU on access to financial services, we have worked for a number of years to ensure we will be able to maintain a full service for our clients under all potential scenarios. Ideally, the temporary arrangements on access to financial services will be retained so as to minimise disruption and enable the UK financial services industry to continue to offer the many benefits it brings to the UK and EU economies. However, we are well prepared for a broad range of outcomes.
As a global bank operating in more than 60 countries and territories, with a history stretching back more than 156 years, we always have experienced – and always will experience – geopolitical tensions. However, we remain alive to the potential impact that geopolitics can have on our business, as well as on our clients. The relationship between the US and China remains a prominent feature of the external environment, but we do not currently expect it to change significantly in the near future. We also expect the mutual economic benefits brought by the UK-China relationship to outweigh any short-term pressures. We continue to engage with all governments and remain focused on serving the needs of our customers in both East and West, and the many points in between.
Stakeholder engagement
Our purpose of opening up a world of opportunity is equally applicable to our different stakeholders. For our people, it can mean helping them to develop new skills and advance in their careers, as well as being diverse and inclusive. For our shareholders, it can mean creating sustainable returns and value. For our suppliers, it can mean supporting them to grow their businesses and strengthen their own supply chains. And for the communities we serve, it can mean being a responsible citizen and leading the net zero transition.
Stakeholder engagement has been a priority for the Board in 2021. For example, the Board oversaw HSBC’s continuing work in support of our ambition to align our financed emissions to net zero by 2050 or sooner. This included engaging shareholders and leading NGOs ahead of the 2021 AGM, when our special resolution on the next steps in relation to our climate ambition was overwhelmingly approved. We also reviewed and approved a new thermal coal phase-out policy, which we announced in December 2021 and is designed to allow HSBC to help facilitate the transition to net zero in both developed and developing markets.
Thank you
Finally, I would like to reiterate how grateful I am to all my colleagues for the great dedication and care they have shown to our customers and to each other over the past year. Their tremendous efforts have, above everything else, made us what we are today – and will shape what we become tomorrow.

Mark E Tucker
Group Chairman
22 February 2022

HSBC Holdings plc	7

Group Chief Executive’s review
We are making good progress transforming and growing HSBC, which is helping us to open up a world of opportunity for our customers, our colleagues and our shareholders.

A year ago, we refreshed our core purpose as an organisation. ‘Opening up a world of opportunity’ was the outcome of extensive consultation with colleagues and customers around the globe. I have been delighted by the way it has been embraced across HSBC – and in the many conversations I have had with colleagues, I have been greatly encouraged by how they see their roles contributing towards it.

Opening up a world of opportunity draws heavily on HSBC’s past, but it also encapsulates what we need to focus on to succeed now and in the future. Opportunities have always come in many shapes and forms, some of which have required us to change and evolve to make the most of them. We need to keep challenging ourselves to find and capture these opportunities. This is how we will help our customers to grow and succeed over the long term.
As we do so, we will be guided by the values underpinning our purpose – we value difference, we succeed together, we take responsibility and we get it done. These are the behaviours that will help us to identify and unlock new opportunities – and together they represent the kind of organisation we want HSBC to be.
With our purpose and values firmly in mind, we made good progress in 2021 against all four of our strategic pillars: focus on our strengths, digitise at scale, energise for growth and transition to net zero. Delivering against them contributed to a strong financial performance, which was supported by the global economic recovery. All of our regions were profitable and we have built a strong platform for future growth.
For some of our customers, the first priority has remained navigating the ongoing impact of Covid-19, particularly in markets that suffered severe outbreaks or faced restrictions during the course of 2021. To this end, I must again offer my deep thanks to my colleagues, who have exemplified our values in supporting our customers and each other, all the while continuing to deal with the pandemic themselves.
As economies recovered and opened up, we have helped more and more of our customers to look beyond the immediate horizon and towards the opportunities we can open up for them. In 2021, we helped almost 269,000 personal customers to buy their first homes. We lent $47bn to help our business banking customers to run, grow and digitise their businesses. We launched new products and services that make it easier for our customers to bank with us, and allow us to focus our efforts on serving them. We facilitated $799bn of trade, which has helped businesses and economies around the world to recover and grow again.
As our people also began to look to the future, we created opportunities for them too. We helped more than 30,000 colleagues move into new roles in 2021, and over 115,000 colleagues to develop future-ready skills through our learning programmes. An increasing number of these programmes focused on building skills and capabilities in areas like data and sustainability, which are essential to our future.

8	HSBC Holdings plc

“The opportunities of the future will be defined by the single greatest challenge of our time – the need for everyone to make the low-carbon transition.“

More than anything else, the opportunities of the future will be defined by the single greatest challenge of our time – the need for everyone to make the low-carbon transition. To seize them, we must change, adapt, invest and innovate. Since 2019, we have reduced greenhouse gas emissions across our operations by more than half. We also provided and facilitated $82.6bn of sustainable finance and investment – bringing the cumulative total since 1 January 2020 to $126.7bn, towards our ambition of $750bn to $1tn by 2030. Furthermore, we have collaborated with other banks and financial institutions to help accelerate the transition through initiatives including the Net-Zero Banking Alliance, the Glasgow Financial Alliance for Net Zero and the Sustainable Markets Initiative’s Financial Services Taskforce.
Financial performance
The global economic recovery supported our 2021 financial performance, as the release of expected credit losses resulted in an improvement in the profitability of the Group and all global businesses. Our interest-rate sensitive business lines continued to be adversely impacted by low interest rates, but our net interest margin remained broadly stable during 2021 and the outlook is now significantly more positive. After absorbing the impact of low interest rates for some time, we believe we have turned the corner on revenue. We have also seen good fee income growth, good growth in mortgage balances and our lending pipelines across both retail and wholesale remain strong. Our insurance business also continues to perform well, notably in Asia where we have seen strong growth in value of new business, despite the border between Hong Kong and mainland China remaining closed.

As a consequence, the Group delivered $18.9bn of reported profit before tax, up $10.1bn on the prior year, and $21.9bn of adjusted profits, up 79%. We were profitable in every region, with Asia leading the way and material increases in profits in the UK, continental Europe, the US and the Middle East.
Adjusted revenue was down 3%, due mainly to the impact of interest rate cuts. However, trade balances grew by 23% overall, while loans and advances increased by $23bn for the year.
Our cost reduction programmes were able to absorb increased technology investment and higher performance-related pay, with adjusted operating expenses down by 1%. Return on tangible equity was 8.3%. If rates follow the path currently implied by the market, we would expect to reach a return on tangible equity of at least 10% for 2023, one year ahead of our previous expectations.
In the fourth quarter of 2021, we took a charge on expected credit losses, due to changing market conditions in the mainland China commercial real estate sector. Since the year end, there has been some positive sentiment as a consequence of new policy actions. They will take time to impact the market and we will continue to support our clients, with whom we have good and long-standing relationships.
Our funding, liquidity and capital all remain strong. We grew deposits by $90bn on a constant currency basis, with growth in all three global businesses. Our common equity tier 1 ratio was 15.8%. As a consequence, we are able to announce a second interim dividend of $0.18, bringing the full-year dividends for 2021 to $0.25 per ordinary share. This is within our target payout ratio, and our aim is for a sustainable dividend in 2022.

HSBC Holdings plc	9

Strategic progress
In 2021, we made good progress against our strategic pillars.
We brought in
$36.2bn
of net new invested assets in Asia Wealth.

We provided and facilitated
$82.6bn
of sustainable finance and investment.

Our strong capital position and confidence in the business enabled us to announce a share buy-back of up to $2bn in October 2021. We also intend to initiate a further share buy-back of up to $1bn, to commence after the existing buy-back of up to $2bn has concluded.
We are also helping to create sustainable returns for shareholders by driving underlying growth across the business. We have much more to do, but I am encouraged by what we have achieved so far.
Focus on our strengths
We have made good progress restructuring our portfolio of businesses, with the aim of investing in those areas in which we are strongest and withdrawing from those areas in which we lack the necessary scale to compete.
Over the last two years, we reduced gross risk-weighted assets by a cumulative $104bn, against our original three-year target of $110bn. Given this progress, we now expect to exceed this target by the end of 2022. In Global Banking and Markets, adjusted risk-weighted assets were 10% lower in 2021, as we moved capital and resources mainly into Asia and the Middle East. The extensive work undertaken to transform this business since 2019 was also designed to mitigate the impact of Basel III reforms.
We reached two key milestones for our transformation as we took steps to resolve the future of our businesses in the US and continental Europe. In the US, we entered into an agreement to sell our mass market retail business, which has now been completed on schedule. We also entered into an agreement to sell our retail banking activities in France, which we expect to complete in 2023. Both deals will help our US and continental Europe businesses to become more focused, better aligned to the Group and the international needs of our wholesale and wealth management customers.
In Asia, we continued to enhance our wealth proposition, including through the launch of HSBC Greater Bay Area Connect and more than 30 new asset management products across the region. In December, we received regulatory approval to acquire the remaining 50% stake in HSBC Life China, our joint venture insurance company in mainland China. All of this is enabling us to significantly expand our capabilities to serve the growing wealth and insurance needs of our customers in China, particularly in the Greater Bay Area.
We accelerated the development of our wealth capabilities across the rest of Asia by several years through two acquisitions. We entered into an agreement to buy AXA Singapore, which was completed earlier this month and will expand our insurance and wealth franchise in our ASEAN regional hub. We also agreed to buy L&T Investment Management to strengthen our asset management business in India. Both deals represent significant steps towards our ambition of being a leading wealth manager in Asia.
The overall investment we have made in Asia wealth was evidenced by strong customer acquisition, and significantly increased assets and balances, year-on-year. Net new invested assets in Asia wealth were $36.2bn, which was more than double the previous year.
In Commercial Banking, we grew our lending by $11bn and our international account opening increased by 13% in 2021, while trade balances grew by 30% and are now above pre-pandemic levels.
Digitise at scale
We invested $6bn in technology in 2021, as we continued to drive change in the way we approach technology across the organisation and ultimately improve the customer experience.
Around 97% of transactions are now fully automated. For example, automated credit and lending systems processed around $15bn of personal loans in 2021. Our use of the Cloud increased to cover 27% of technology services, giving us more processing power and speed, while we also increased our use of Agile across technology roles.

Almost half of our retail customers are now active on mobile, and we have developed new products and improved existing ones so we can better meet their needs. Our revamped mobile app is now available across 24 markets and Global Money was extended to more markets, allowing more of our international retail customers to hold, manage and send funds in various currencies. Corporate customers carried out over 9 million payments through the HSBCnet app – an increase of 58% year-on-year. HSBC Kinetic – our award-winning mobile banking app for business customers in the UK – has acquired more than 24,000 customers since it was launched.
Energise for growth
We have taken further steps to create a dynamic and inclusive culture, which helps us to attract and retain the best people.
After listening to our people, we introduced a hybrid working model, wherever appropriate, which allows us to strike the right balance between office-based work and home-based work. We have also taken the opportunity during Covid-19 to reconfigure much of our head office workspace to better facilitate team-based Agile working methods. We are still learning about what works, but we believe that trusting our colleagues to find the right balance is integral to building the culture we aspire to at HSBC. As a consequence of hybrid working, we will need less office space. In 2021, we reduced our global office footprint by more than 3.4 million square feet – equivalent to 18%.
We were pleased to exceed our target for 30% women in leadership roles globally in 2020, and we set a new target of 35% by 2025. HSBC was named in the Bloomberg Gender-Equality Index last month, with our overall score increasing by 21 percentage points in 2021 and outperforming the financial services average by 15 percentage points. We also continued to work to improve ethnicity representation, especially for Black colleagues. However, we still have a way to go to get to where we want, and need, to be on both measures.

10	HSBC Holdings plc

”We were profitable in every region, with Asia leading the way and material increases in profits in the UK, continental Europe, the US and the Middle East.”

In our most recent colleague survey, our employee engagement index was 72%, which is unchanged on 2020 and 4 percentage points above the average for the financial services sector.
Transition to net zero
The industrial landscape of the world is being transformed by the transition to net zero. I am determined that HSBC will play a leading role in driving this change.
At the 2021 AGM, 99.7% of shareholders backed our special resolution on climate change, providing a strong endorsement of our climate plan and our commitment to support our customers on their transitions to a low-carbon future. However, we do not take this support for granted, and we have taken a number of further steps to maintain our leadership role.
In September, we partnered with Temasek, subject to regulatory approval, to launch a new debt financing fund for sustainable infrastructure in south-east Asia, with $150m of seed capital and the ambition to deploy $1bn of financing over five years. At the COP26 meeting in Glasgow, HSBC was one of over 100 public and private organisations behind the launch of FAST-Infra, a labelling system that aims to increase investor confidence in the sustainability credentials of projects in emerging markets. We are also supporting the Energy Transition Mechanism, a public-private partnership led by the Asian Development Bank that aims for the materially earlier retirement of coal assets without hindering growth. HSBC was presented with the Terra Carta seal by HRH the Prince of Wales in recognition of the work that we are doing to create truly sustainable markets.
After also joining the Powering Past Coal Alliance, we published a new thermal coal policy to phase out the financing of coal-fired power and thermal coal mining in EU and OECD markets by 2030, and globally by 2040. This fulfilled the commitment approved by our shareholders and followed a period of extensive engagement with our stakeholders. It has two clear objectives: to drive thermal coal phase-out within the timeframe required to reach net zero by 2050; and to help enable the energy transition in developing economies.
We are committed to working with our clients to develop valid, science-based transition plans to understand – sector-by-sector and client-by-client – how we will move to net zero by 2050. These transition plans and the targets within them must be predicated on the science relevant to the individual sectors. We will use them as a basis for further engagement and decision making, including how we drive change within our portfolios. As part of this process, we have disclosed interim targets for on-balance sheet financed emissions in the oil and gas, and power and utilities sectors. In the year ahead, we plan to set interim targets for financed emissions across a range of other sectors. We will also work on our climate transition plan, which will be published in 2023 and will bring together in one place how we will embed our net zero targets into our strategy, processes, policies and governance.

2022
We have good momentum coming into 2022 and are confident that we can continue to execute against our strategy. We also remain cognisant of the potential impact that further Covid-19-related uncertainty and continued inflation might have on us and our clients.
Throughout HSBC’s history, our people have always demonstrated great professionalism and commitment to those we serve, and that is as evident today as it has ever been. Despite the personal and professional challenges they continue to face after two years of living with the pandemic, I am proud of my colleagues, and the sense of duty and care they continue to show towards our customers and each other. Our success – now and in the future – is testament to them and all they continue to do for our bank.

Noel Quinn
Group Chief Executive
22 February 2022

HSBC Holdings plc	11

Our strategy
We are implementing our strategy across the four strategic pillars aligned to our purpose, values and ambition announced in February 2021.

Progress on our commitments in 2021
In 2021, we made good progress on our strategy across all of our global businesses.
In Wealth and Personal Banking, we had strong wealth revenue momentum and augmented our fee generating portfolios with acquisitions in asset management and insurance to build further scale. In Commercial Banking, we saw strong growth in fee income, and momentum in trade volumes. In Global Banking and Markets, we had strong countercyclical revenue even as we exceeded our expectations on RWA rundowns and client exits. To support our global businesses, we also continued to invest in technology, develop our talent and culture, and play a role in the transition to a global net zero economy.
Our efforts to date are paving the way for us to accelerate execution of the growth opportunities across our businesses and international network and, in turn, to help meet our targets and ambitions.

Shifting capital to areas with the highest returns and growth
In line with our strategy, we set out aspirations in February 2021 to accelerate the shift of capital and resources to areas that have demonstrated the highest returns and where we are strongest, principally in Asia, with a pivot to fee income generating businesses such as wealth. We saw strong progress across all parameters in 2021. While the proportion of fee and insurance income increased relative to 2020, reflecting fee and insurance revenue growth, this metric was also favourably impacted by lower net interest income due to 2020 interest rate reductions, as well as favourable market impacts in life insurance manufacturing.
Capital allocation and revenue concentration
Asia
(as a % of Group tangible equity)1
Wealth and Personal Banking
(as a % of Group tangible equity)2

Adjusted fees and insurance revenue
(as a % of total adjusted revenue)
1 Based on tangible equity of the Group’s major legal entities excluding associates, holding companies, and consolidation adjustments.
2 WPB tangible equity as a share of tangible equity allocated to the global businesses (excluding Corporate Centre). Excludes holding companies, and consolidation adjustments.

Progress against Group targets
Adjusted operating expenses in 2021    <>
$32.1bn
Updated target: 2022 adjusted operating expenses in line with 2021. Previous target: ≤$31bn in 2022 (at December 2020 foreign exchange rates).
Gross RWA reduction1
$104bn
Since the start of the programme. Updated target: >$110bn by end of 2022.
CET1 ratio in 2021
15.8%
Target: >14%, managing in the range of 14% to 14.5% in the medium term; and manage range down further long term.

Dividend payout ratio2
40.3%
Target: sustainable cash dividends with a payout ratio of 40% to 55% from 2022 onwards.

RoTE3 in 2021 <>
8.3%
Target: ≥10% over the medium term.

For our financial targets, we define medium term as three to four years and long term as five to six years, commencing 1 January 2020. Further explanation of performance against Group financial targets may be found on page 26.

1 Given progress to date, we now expect to exceed our $110bn reduction target by the end of 2022.
2 In line with our dividend policy, we retain the flexibility to adjust earnings per ordinary share (‘EPS’) for non-cash significant items. In 2022, we intend to adjust EPS to exclude the forecast loss on the sale of our retail banking operations in France.
3 If policy rates were to follow the current implied market consensus, we would expect to deliver a return on average tangible equity (‘RoTE’) of at least 10% for 2023.

12	HSBC Holdings plc

Our strategy
Our strategy centres around four key areas: focus on our areas of strengths, digitise at scale to adapt our operating model for the future, energise our organisation for growth, and support the transition to a net zero global economy.

Focus on our strengths
In our global businesses
In each of our global businesses, we continue to focus on areas where we are strongest and have opportunities to grow.

Wealth and Personal Banking
In Wealth and Personal Banking, we have continued to make progress in the execution of our wealth, asset management and insurance strategy, notably in Asia. We grew our net new invested assets from $53bn in 2020 to $64bn, with $36bn coming from Asia, where we saw an increase of 138%. This contributed to a 5% increase in Wealth and Personal Banking wealth balances to $1.67tn, including 5% growth in Asset Management’s funds under management to $630bn. In Asia, Wealth and Personal Banking wealth revenue – which comprises wealth, insurance, private banking, and asset management – grew by 10% to $5.8bn. This included a 40% growth in value of new business in insurance to $917m. We continued to enhance our wealth product offerings in the region, including launching Greater Bay Area Wealth Management Connect, and over 30 new asset management products. Globally, Wealth and Personal Banking customer lending balances were $489bn, an increase of 6% compared with 2020, notably reflecting mortgage balance growth across all regions, but particularly in the UK and Hong Kong.

$64bn
Net new invested assets in 2021.

Commercial Banking
Our Commercial Banking business continued to grow our lending pipeline and maintain leadership in supporting cross-border trade. Customer lending volume increased 3% to $349bn in 2021, mainly from continued growth in trade and term lending. The recovery in global trade volumes was also reflected in higher fee income in Global Trade and Receivables Finance, where we saw a 9% revenue growth compared with 2020. Over the same period, fee income in the overall Commercial Banking business also grew 9%, reaching approximately $3.6bn and surpassing pre-pandemic levels in 2019. We also committed to investing in global platforms and improving SME propositions in our key markets. Since the launch of our digital business banking account Kinetic in the UK in August 2020, we have reached approximately 24,000 customers at the end of 2021.

$3.6bn
Fee income in 2021.

Global Banking and Markets
We repositioned our capital and resources in Global Banking and Markets to create capacity for growth opportunities, mainly into Asia and the Middle East, and to serve international clients that are aligned to our strategy. As part of our transformation programme, we reduced adjusted RWAs by approximately 10% to $236bn at 31 December 2021, driven by saves in our Western franchise, comprising our Europe and Americas businesses. Despite the focus on repositioning, the business performed well in 2021, with overall revenue reaching approximately $15bn, driven by strong performances in Equities, Capital Markets and Advisory and Securities Services. Collaboration with other businesses through cross-selling products remains important for us. In 2021, the business facilitated $2.5bn into Commercial Banking, an increase of 12% compared with 2020, and $1.4bn into Wealth and Personal Banking, an increase of 2%.

18%
Adjusted RWA reduction in the West in 2021.

Repositioning for higher growth
We are repositioning our portfolio to support our areas of growth.

Restructuring the US and Europe
We aim to create capacity for growth by refocusing our US business and HSBC Bank plc, our non-ring-fenced bank in Europe and the UK. In May and June respectively, we announced the exit of mass market retail in the US, and the planned sale of our retail operations in France. Our plan to exit our US mass market retail banking business was completed in February 2022, which includes approximately $8.8bn of deposits held for sale and exiting and winding down approximately 125 branches, leaving us with approximately 25 international wealth centres. The planned sale of our France retail business includes a network (using values at 31 December 2021) of 244 retail branches, approximately 800,000 customers, $24.9bn in customer loans and $22.6bn in deposits balances.
We also made strong progress in 2021 on reducing the capital and cost base in the two franchises. During the year, adjusted RWAs decreased $7bn in the US to $78bn at 31 December 2021, while in HSBC Bank plc, they decreased by $22bn to $141bn. The respective balances at 31 December 2021 included approximately $1.3bn relating to the announced US mass market retail disposal and approximately $7bn relating to the planned disposal of our France retail business. We also lowered the adjusted cost base in these franchises by 5% compared with 2020 to $10.4bn, in spite of strong inflationary pressures in these markets.
Repositioning Asia for growth
We announced three key acquisitions in 2021 to further strengthen our wealth franchise in Asia. In August, we entered an agreement to acquire AXA Singapore for $529m, with the intention to merge the business with the operations of our existing HSBC Life Singapore franchise. The acquisition was recently completed on 11 February 2022. The combined business would be the seventh largest life insurer in Singapore, based on annualised new premiums, and the fourth largest retail health insurer, based on gross premiums, with over 600,000 policies in-force, data as of end of 2020. In December, we announced the agreement to fully acquire L&T Investment Management, the 12th largest mutual fund management company in India with assets under management of $10.8bn and over 2.4 million portfolios as of September 2021. We also received regulatory approval to acquire the remaining 50% stake in HSBC Life China, bringing our shareholder ownership to 100% upon completion.

HSBC Holdings plc	13

Digitise at scale
We continue to invest in our technology and operational capabilities to drive operating productivity across businesses and geographies and to offer better client experience. In 2021, approximately $6.0bn, or 19%, of our overall adjusted operating expenses were dedicated to technology (net of saves from our transformation programme), up from approximately $5.7bn in 2020. We aspire to progressively increase the share to greater than 21% by 2025.
We have made progress on automating our organisation at scale. Our Cloud adoption rate, which is the percentage of our technology services on the private or public Cloud, increased from approximately 20% in 2020 to 27% in 2021. We are also promoting an agile workforce to help equip our colleagues for the future of work. At the end of 2021, 15% of our total technology workforce in the global businesses and functions were aligned to at least one agile team per agile blueprint. This marks a significant improvement from 5% in 2020.
Our digital engagement with customers also improved. At the end of 2021, 43% of our customers active on our mobile services had logged onto a HSBC mobile app at least once in the last 30 days, compared with 38% in 2020. Our wholesale clients executed over 9 million payments on HSBCnet’s mobile banking app, a 58% increase compared with 2020. During the same period, the percentage of Commercial Banking transactions enabled digitally for HSBCnet grew from 83% to 94% in the 18 Asian markets where HSBCnet is available for wholesale clients. Across all our trade digital channels, 84% of transactions in 2021 were initiated digitally by our customers, compared with 69% of transactions in 2020. Seeing these improvements, we endeavour to continue investing in technology that helps enhance our customers’ digital experiences.

Technology spend as % of total adjusted operating expenses

Energise for growth
In February 2021, we set out the case for a more effective, agile and empowered organisation that could execute on our ambitious journey.
In 2021, our employee engagement score, a gauge of an employee’s propensity to recommend HSBC as a great place to work, was in line with 2020 at 72%, but notably up from 67% in 2019. This represents a strong endorsement of various initiatives around our purpose and values in our organisation.

Recruiting the right talent and diversifying our workforce remain important to us. We had 31.7% of senior leadership roles held by women, which are roles classified as those at band 3 and above in our global career band structure. We are on track to meet our ambition of having more than 35% representation of women in these roles by 2025.

We continue to energise our colleagues through initiatives that help develop their future skills and learning opportunities, especially in areas including data, digital and sustainability. In 2021, the average hours of training per full-time equivalent staff (‘FTE’) increased to 26.7 hours from 23.0 hours in 2020.

We outline how we put our purpose and values into practice in the following 'How we do business' section. For further details on how we plan to energise for growth, see the Social section in the ESG review on page 66.

Transition to net zero
In November, we participated in COP26 to play our part in bringing together the public and private sector to mobilise this transition. We also made good progress on our ambitions, including setting targets for our on-balance sheet financed emissions and launching innovative climate solutions and products to support our customers in their transition to a net zero future.
Becoming a net zero bank
We have set a climate ambition to become net zero in our operations and supply chain by 2030, and align our financed emissions to the Paris Agreement goal of net zero by 2050. In 2021, we reduced our organisation’s absolute greenhouse gas emissions in our operations to 341,000 tonnes, a decrease of 50.3% from the 2019 baseline (the data for 2019 and 2020 has been revised as we have updated our air travel reporting methodology to include the cabin class travel and the impact of radiative forces, and therefore, the percentage change from 2019 baseline is based on the revised methodology). In December, we published a policy to phase out thermal coal financing in EU and OECD markets by 2030, and globally by 2040. We have also set targets for our on-balance sheet financed emissions for the oil and gas, and power and utilities sectors. On the journey to net zero, we recognise that individual markets have their own unique circumstances that we intend to factor in when laying out our net zero approach.
Supporting customers through transition
Our ambition is to support our customers in their transition to net zero and a sustainable future. In 2021, we provided and facilitated $82.6bn of sustainable finance and investment, taking the cumulative amount to $126.7bn since 1 January 2020, as part of our $750bn to $1tn by 2030 ambition. This comprised support including facilitation of capital flow and access to capital markets for sustainability-linked outcomes, as well as financing and investments in environmental and social goals such as decarbonisation of energy systems.
Unlocking new climate solutions
Scaled innovation in critical areas such as next generation climate technologies, nature-based solutions and sustainable infrastructure will be critical to tackling climate change. In September, we launched a new debt financing fund for sustainable infrastructure in south-east Asia in partnership (subject to regulatory approval) with Temasek, with $150m of seed capital and the ambition to deploy $1bn of financing over five years. We are leading the FAST-Infra initiative, which we co-founded to establish a consistent, globally applicable labelling system to identify and evaluate sustainable infrastructure assets. We are also supporting the Energy Transition Mechanism, a public-private partnership led by the Asian Development Bank, which endeavours to accelerate the retirement of coal-fired power stations and increase demand and investments in renewable energy.
For further details on our climate ambition, see the Environmental section in the ESG review on page 45.

14	HSBC Holdings plc

How we do business
We conduct our business intent on supporting the sustained success of our customers, people and other stakeholders.

Our approach
We recognise that it is important to be clear about who we are and what we stand for to create long-term value for our stakeholders. This will help us deliver our strategy and operate our business in a way that is sustainable. Following an extensive consultation with our people and customers, we refined our purpose and values. Our new purpose is ‘Opening up a world of opportunity’ and our ambition is to be the preferred international financial partner for our clients.
To achieve this in a way that is sustainable, we are guided by our values: we value difference; we succeed together; we take responsibility; and we get it done.
Our Covid-19 actions
Having a clear purpose and strong values has never been more important, with the Covid-19 pandemic testing us all in ways we could never have anticipated. Since the world changed in 2020, we adapted to new ways of working and endeavoured to provide support to our customers during this challenging period. On the following page, we have set out further ways that we continued to support our stakeholders.
Fair outcomes
Our conduct approach guides us to do the right thing and to focus on the impact we have for our customers and the financial markets in which we operate. It complements our purpose and values and – together with more formal policies and the tools we have to do our jobs – provides a clear path to achieving our purpose and delivering our strategy. For further information on conduct, see page 83. For further details on our purpose-led conduct approach framework, see www.hsbc.com/who-we-are.
Our colleagues
Understanding the experience of colleagues is central to our efforts to open up a world of opportunity. Through our employee survey, Snapshot, we capture their views on issues from our strategy to their well-being to the future of work. These views will guide our approach as we embrace hybrid working.
We value difference among our colleagues, which is why we continue to build an inclusive workforce. Having surpassed our 2020 target to reach 30% women in senior leadership roles – classified as those at band 3 and above in our global career band structure – we have made strong progress towards our goal to achieve 35% by 2025, with 31.7% achieved in 2021.
We expanded the ability for our colleagues to share their diversity characteristics, with over 70% now able to self-identify their ethnic heritage, gender identity, disability and sexual orientation. This will help us to set locally appropriate goals, reflective of our markets. In July 2020, we set out our early global race commitments, which included the goal of doubling the number of Black employees in senior roles over the following five years. In 2021, we put in place important foundations to achieve this goal.
Developing the skills of colleagues is critical to energising our organisation. We foster a culture of learning through a range of resources, providing colleagues with a breadth of educational materials and opportunities.
As we continue to reshape the organisation, we are committed to managing change well, and redeploying impacted colleagues. In 2021, 23% of colleagues impacted through restructuring programmes found new jobs within HSBC.
Our climate ambition
We have set a climate ambition to become net zero in our operations and our supply chain by 2030, and align our financed emissions to the Paris Agreement goal of net zero by 2050. We have set on-balance sheet financed emissions targets for the oil and gas, and power and utilities sectors, aligned to the International Energy Agency’s (‘IEA’) net zero scenario, underpinned by a clear science-based strategy. To support our goal of net zero financed emissions, it will be crucial to unlock transition finance for our portfolio of clients.

> For further details of our ESG disclosures, see our ESG review on page 42.

Update on our purpose and values
We relaunched our purpose in March 2021. We have been pleased to see how quickly our colleagues have embraced 'Opening up a world of opportunity’ as our purpose, and how they are delivering against it. You can find some examples from 2021 below. We have enabled the recognition of colleagues who have lived up to our values, and there have been over 600,000 recognitions made in 2021.

•We helped 268,771 people buy their first home, lending $92.9bn in mortgages.
•We provided $47bn in loans to our business banking customers to help support, grow, internationalise and digitise their businesses.
•We facilitated $799bn of trade globally to help economies grow and prosper.
•We supported over 270,000 students move internationally to study by providing key financial products including account openings, fund transfer and day-to-day finance management in their new countries.
•Over 115,000 colleagues made use of our new learning platform, Degreed, during 2021.
•We enabled over 30,000 colleagues to progress their careers at the Group by helping them move into new roles.

HSBC Holdings plc	15

Engaging with our stakeholders and our material ESG topics
Engaging with our stakeholders is core to being a responsible business. To determine material topics that our stakeholders are interested in, we conduct a number of activities throughout the year, including engagements outlined in the table below. Disclosure standards such as the TCFD, World Economic Forum (‘WEF’) Stakeholder Capitalism Metrics and Sustainability Accounting Standards Board (‘SASB’), as well as the ESG Guide under the Hong Kong Stock Exchange Listing Rules and other applicable rules and regulations, are considered as part of the identification of material issues and disclosures.

Our stakeholders	How we engage	Material topics highlighted by the engagement[1]
Customers	Our customers’ voices are heard through our interactions with them, surveys and by listening to their complaints	–Customer advocacy –Cybersecurity
Communities	We welcome dialogue with external stakeholders, including non-governmental organisations (‘NGOs’) and other civil societies groups. We engage directly on specific issues and by taking part in external forums and working groups	–Financial inclusion and community investment
Employees	Our colleagues’ voices are heard through our employee Snapshot survey, Exchange meetings and our ‘speak-up’ channels, including our global whistleblowing platform, HSBC Confidential	–Diversity and inclusion, in particular gender and ethnicity profile and pay gap –Employee training
Investors	We engage with our shareholders through our AGMs, virtual and in-person meetings, conferences and our annual investor survey	–Coal financing policies –Becoming a net zero bank in our own operations and financed emissions
Regulators and governments	We proactively engage with regulators and governments to facilitate strong relationships via virtual and in-person meetings, responses to consultations individually and jointly via the industry bodies	–Anti-bribery and corruption
Suppliers	Our ethical and environmental code of conduct for suppliers of goods and services sets out how we engage with our suppliers on ethical and environmental performance	–Supply chain management
1 Material topics highlighted through the engagement form part of our ESG disclosures suite together with other requirements and are not exhaustive or exclusive to one stakeholder group. For further details on our disclosures, see our ESG review and ESG Data Pack, as well as our ESG reporting centre at www.hsbc.com/esg.

Supporting our stakeholders through Covid-19
The Covid-19 pandemic continues to create a great deal of uncertainty and disruption for the people, businesses and communities we serve around the world. It is affecting everyone in different ways, with markets at different stages of the crisis.
The pandemic continued to pose significant challenges for our customers. Our immediate priority has been to do what we can to provide them with support and flexibility. We continued to take steps to keep many of our branches open while protecting customers and our colleagues. However, with customers doing more of their banking online, we have also deployed new technology to help enable them to engage with us in new ways.
Employee well-being remains a top priority as we transition to new ways of working and continue to navigate through the pandemic. The support we provide is driven by the feedback from our people surveys. In 2021, we launched new tools and training to support mental, physical and financial health. We are also enabling more colleagues to work flexibly and continue to follow social distancing and protection measures in line with local guidance. We firmly believe that helping our people to be healthy and happy is a key enabler of our strategy, and benefits the people and communities we serve.
We continued to engage with our investors virtually and restarted face-to-face meetings where local guidance allowed.
We also donated a further $11.5m towards Covid-19 relief efforts to support the communities in which we operate, primarily in India.

Our COP26 actions
COP26, the UN climate change conference held in Glasgow, Scotland, in November, was a critical moment for the financial sector, including HSBC, to demonstrate how we are helping to accelerate the transition to net zero. The Glasgow Financial Alliance for Net Zero, which we are part of, announced potentially transformative measures for the sector, including setting short-term science-based targets, annual reporting of progress, embedding climate risk management into businesses, and mobilising transition finance for emerging and developing countries.

Our delegation, including our Group Chief Sustainability Officer, Celine Herweijer (pictured here at COP26) was involved in a series of major announcements around finance, energy transition, sustainable infrastructure and nature. This included joining the Powering Past Coal Alliance, a global coalition of countries, cities, regions and businesses focused on tackling the challenge of ending the world’s reliance on coal. We also announced that we are supporting the Asian Development Bank in the pioneering Energy Transition Mechanism initiative, which is working with developing countries on early retirement of coal power assets and unlocking new investment in clean energy, while supporting reskilling of workers in directly affected communities.

16	HSBC Holdings plc

Our ESG ambitions, metrics and targets
We have established ambitions and targets that guide how we do business, including how we operate and how we serve our customers. These include targets designed to help us make our business – and those of our customers – more environmentally and socially sustainable. They also help us to improve employee advocacy and diversity at senior levels, as well as strengthen our market conduct.
The 2021 annual incentive scorecards of the Group Chief Executive, Group Chief Financial Officer and Group Executives contain customer and employee measures linked to the outcomes that underpin the ESG metrics below. These carry a 30% weighting in the scorecards of the Group Chief Executive and Group Chief Financial Officer. In addition, a 25% weighting is given to environment and sustainable finance measures in the 2020 and 2021 long-term incentive (‘LTI’) scorecards, which have three-year performance periods ending on 31 December 2023 and 31 December 2024, respectively. The targets for these measures are linked to our climate ambition of achieving net zero in our operations and supply chain by 2030 and supporting our clients in their transition to net zero and a sustainable future. For a summary of how all financial and non-financial metrics link to executive remuneration outcomes, see pages 297 to 309 in the Directors’ remuneration report.
The table below sets out how we have made progress against the following ESG-related ambitions and targets.

	Ambition/target	Progress to date
Environmental
Becoming a net zero bank	Ambition to align our financed emissions to achieve net zero by 2050 or sooner	Disclosed interim targets for the oil and gas, and power and utilities sectors (for further details, see page 47)
Published thermal coal phase-out policy (for further details, see page 62)
	Ambition to be net zero in our own operations and supply chain by 2030 or sooner	50.3% cumulative reduction in absolute operational greenhouse gas emissions from 2019 baseline[1]
Supporting our customers	Ambition to support our customers in their transition to net zero and a sustainable future with $750bn to $1tn of sustainable finance and investment by 2030	Cumulative progress of $126.7bn since 2020[2]
Social
Customer satisfaction	Target to be ranked top three and/or improve customer satisfaction rank	6 out of 10 WPB markets sustained top-three rank and/or improved rank in customer satisfaction[3]
4 out of 13 CMB markets sustained top-three rank and/or improved rank in customer satisfaction[3]
Employee engagement	Target to maintain employee engagement score at 72%	Employee engagement score of 72%[4]
Employee gender diversity	Target to reach 35% women in senior leadership roles by the end of 2025	Women in senior leadership roles of 31.7%[5]
Employee ethnicity diversity	Target to at least double the number of Black senior leaders by 2025	Increased number of Black senior leaders by 17.5% from 2020 baseline[5]
Governance
Global conduct	Target to achieve at least 98% of employees complete conduct and financial crime training each year	99% of staff completed training[6]

1 This absolute greenhouse gas emission figure covers scope 1, scope 2 and scope 3 (business travel) emissions. The data for 2019 and 2020 has been revised as we have updated our air travel reporting methodology to include the cabin class travel and the impact of radiative forces. For further details, see the ESG review on page 52. For further details on how this target links with the scorecards, see page 297.
2 In October 2020, we announced our ambition to provide and facilitate between $750bn to $1tn of sustainable finance and investment by 2030. For further details and breakdown, see the ESG review on page 43. For details on how this target links with the scorecards, see page 297.
3 Rank position reported for markets where net promoter score (‘NPS’) is live. In WPB, markets comprised: the UK, Hong Kong, Malaysia, Singapore, mainland China, Australia, UAE, Canada, Mexico and the US. In CMB, markets comprised: the UK, Hong Kong, Malaysia, Singapore, Pearl River Delta, mainland China, India, Indonesia, Australia, UAE, Canada, Mexico and the US. For further details on customer satisfaction, see the ESG review on page 67. For further details on how this target links with the scorecards, see page 305.
4 For further details, see the ESG review on page 75. For details on how this target links with the scorecards, see page 305.
5 Senior leadership is classified as those at band 3 and above in our global career band structure. Ethnicity target progress tracked from 31 December 2020 baseline. For further details, see the ESG review on page 72. For details on how this target links with the scorecards, see page 305.
6 The completion rate shown relates to the 2021 ‘Fighting financial crime’ training module. The latest global regulatory conduct training has been launched in January 2022 and will run through the first quarter of 2022.

HSBC Holdings plc	17

How we measure our net zero progress
One of our strategic pillars is to support the transition to a net zero global economy. We believe our most significant contribution will be to align our financed emissions to the Paris Agreement goal to achieve net zero by 2050 or sooner. The Paris Agreement aims to limit the rise in global temperatures to well below 2°C, preferably to 1.5°C, above pre-industrial levels. To limit the rise in global temperatures to 1.5°C, the global economy would need to reach net zero greenhouse gas emissions by 2050.
In May 2021, a climate change resolution proposed by the Board was backed by more than 99% of our shareholders at our AGM. The resolution included a commitment to set out the next steps in our transition to net zero, including setting sector-based targets, publishing a thermal coal phase-out policy and reporting annually on our progress. We also indicated that we would provide further details on our approach to assessing financed emissions by the end of 2021.
We have set on-balance sheet financed emissions 2030 targets for the oil and gas, and power and utilities sectors, focusing on the companies within these sectors which we believe account for the majority of emissions in the sector. For further details including scope, methodology, assumptions and limitations, see page 47.
We continue to track our progress against our ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030, aligned to our published data dictionary, and our transformation to a net zero bank by reducing our operations and our supply chain emissions to net zero by 2030.
In the year ahead we plan to set interim targets for financed emissions across a wide range of sectors, alongside a broad transformation programme to embed the climate transition into our core business and risk processes. We will also begin work on our climate transition plan, which will bring together – in one place – how we plan to embed our net zero targets into the Group’s strategy, processes, policies and governance. We plan to publish this in 2023, and update on progress annually thereafter.
We know this is a journey and recognise that certain metrics and targets may need to be revised as a result of changes or developments in methodology, climate science and improvements in data quality. In the following table, we set out our metrics and indicators and assess our progress against them.

Ambition	Metrics and indicators	Progress to date
Becoming a net zero bank[1] Align our financed emissions to achieve net zero by 2050 or sooner	Absolute emissions for oil and gas sector (Mt CO2e)	–Set a Mt CO2e target of 34% reduction in oil and gas absolute on-balance sheet financed emissions by 2030 from 2019 baseline (see page 47)
	Physical emissions intensity for power and utilities sector (Mt CO2e/TWh)	–Set a target for power and utilities on-balance sheet financed emissions intensity of 0.14 Mt CO2e/ TWh, representing 75% reduction by 2030 from 2019 baseline (see page 47)
	Percentage of wholesale loans and advances in high transition risk sectors	–≤ 20.0% of wholesale loans and advances to high transition risk sectors at 31 December 2021 –Expanded the transition risk questionnaire to cover more sectors (see page 169)
Thermal coal financing exposure ($)
–Published a thermal coal phase-out policy incorporating a target to reduce exposure to thermal coal financing by at least 25% by 2025, and by 50% by 2030, using 2020 data as the baseline (see page 62)

	Illustrative impacts of climate scenarios	–Ran our first climate stress test, covering our wholesale corporate lending, commercial real estate, retail mortgages and our own properties (see page 57)
Be net zero in our operations and supply chain by 2030 or sooner	Absolute operational greenhouse gas emissions (tonnes CO2e)	–50.3% cumulative reduction in absolute greenhouse gas emissions from 2019 baseline
	Percentage of renewable electricity sourced (GWh)	–Remained stable from 37.4% in 2020 to 37.5%
	Energy consumption (GWh)	–20.6% cumulative reduction in energy consumption from 2019 baseline
Supporting our customers Support our customers in their transition to net zero and a sustainable future	Sustainable finance and investment provided and facilitated ($bn)	–$126.7bn cumulative progress since 2020 (for further breakdown see page 53)
Unlocking new climate solutions Help transform sustainable infrastructure into a global asset class, and create a pipeline of bankable projects	Natural capital investment	–Climate Asset Management is one of the three founding partners of Natural Capital Investment Alliance, which aims to mobilise $10bn towards natural capital themes (see page 55)
	Climate technology investment	–Lending commitments of $65m and raised our target to $250m (see page 55)
	Philanthropic investment to climate innovation ventures, renewable energy, and nature-based solutions	–Provided $28.4m to our NGO partners since 2020, as part of the Climate Solutions Partnership (see page 77)
1 Our reported scope 3 greenhouse gas emissions of our own operations in 2021 is related to business travel. The data for 2019 and 2020 has been revised as we have updated our air travel reporting methodology to include the cabin class travel and the impact of radiative forces.For further details on scope 1, 2 and 3, and our progress on greenhouse gas emissions and renewable energy targets, see page 51 and our ESG Data Pack at www.hsbc.com/esg.

18	HSBC Holdings plc

Task Force on Climate-related Financial Disclosures (‘TCFD’)
The Financial Stability Board’s Task Force on Climate-related Financial Disclosures (‘TCFD’) recommendations set an important framework for understanding and analysing climate-related risks, and we are committed to regular, transparent reporting to help communicate and track our progress. We will advocate the same from our customers, suppliers and the industry. We recognise that further work lies ahead as we develop our management and metrics capabilities.
The information set out on page 63 in this Form 20-F aims to provide key climate-related information and cross-references to where additional information can be found. In this context, we have considered our ‘comply or explain’ obligation under the UK’s Financial Conduct Authority’s Listing Rules, and confirm that we have made disclosures consistent with the TCFD Recommendations and Recommended Disclosures in this Form 20-F save for certain items, which we summarise below and describe in more detail in the information set out on page 63 and in the additional information section on page 1b.

There are certain areas where we have not included climate-related disclosures, a summary of these are set out below:
–Given that climate scenarios are mainly focused on medium- to long-term horizons, rather than short-term, we have set interim 2030 targets for on-balance sheet financed emissions for the oil and gas and power and utilities sectors. HSBC intends to review the financed emissions baseline and targets annually, where relevant, to help ensure that they are aligned with market practice and current climate science.
–We do not fully disclose impacts on financial planning and performance (including proportions of revenue, costs and balance sheet related to climate-related opportunities), quantitative scenario analysis, detailed climate risk exposures for all sectors and geographies or physical risk metrics. This is due to transitional challenges in relation to data limitations. We expect these data limitations to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.
–We currently disclose partial scope 3 greenhouse gas emissions. In relation to on-balance sheet financed emissions, we are disclosing our scope 3 greenhouse gas emissions for oil and gas, and the power and utilities sectors. Future disclosure on scope 3 financed emissions (customers) and supply chain emissions (suppliers), as well as related risks is reliant on both our customers and suppliers publicly disclosing their carbon emissions and related risks. We aim to disclose financed emissions for additional sectors by 2023, as set out in our Financed Emissions – Approach and Methodology Update published in December 2021, which can be found at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

Leading on an inaugural green bond
We were joint lead manager and bookrunner as Arab Petroleum Investments Corporation (‘APICORP’) in September 2021 raised $750m with its inaugural green bond. The multilateral development bank, founded in 1975 by the 10 Arab oil-exporting countries, has a strategic focus to promote the energy sector within the region to a more sustainable future. As set out in its green bond framework, APICORP will use the proceeds to finance or invest in projects focused on renewable energy, pollution prevention and control, and green buildings.

Supporting renewable projects through our operations
We are expanding our efforts to bring additional renewable electricity in the markets where we operate, as part of our ambition to source 100% renewable power across our operations by 2030. In September 2021, we signed a power purchase agreement that supported the development of the Sorbie Wind Farm project in Ayrshire, south-west of Glasgow. This agreement will create a new renewable electricity source that will benefit us, as well as our customers and the wider communities we serve.
This power purchase agreement will be our fourth project in the UK, supporting wind or solar projects, and will result in approximately 90% of our UK electricity being sourced from such renewable projects.

HSBC Holdings plc	19

Responsible business culture
We have the responsibility to protect our customers, our communities and the integrity of the financial system. In this section, we outline our requirements under the Non-Financial Reporting Directive.
Employee matters
We are opening up a world of opportunity for our colleagues through building an inclusive organisation that values difference, takes responsibility, and seeks different perspectives for the overall benefit of our customers.
We want to encourage a dynamic culture where our colleagues can expect to be treated with dignity and respect. We are an organisation that takes action where we find behaviours that fall short of this aspiration. We monitor our progress through metrics that we value and have benchmarked against peers.
Listening to our colleagues is critical to the business we conduct, and is reflected in our purpose and values, which were established through the largest employee engagement programme in our history.
We continue to seek innovative ways that encourage and provide opportunities for our people to speak up. We recognise that at times people may not feel comfortable speaking up through the usual channels. HSBC Confidential is our global whistleblowing channel, allowing our colleagues past and present to raise concerns confidentially and, if preferred, anonymously (subject to local laws).
Having surpassed our 2020 target to reach 30% women in senior leadership roles (classified as those at band 3 and above in our global career band structure), we aim to reach 35% by 2025, with 31.7% achieved in 2021.
In July 2020, we set out our early global race commitments, which included the goal of doubling the number of Black employees in senior roles over the next five years. To support our ambition, we have placed a strong focus on enhancing the quality and transparency of our ethnicity data through the expansion of our self-identification capability. We will use this data to develop market-specific goals that are connected to the communities we serve. While we know we need to do more, we have put in place important foundations in 2021 through leadership development, inclusive hiring practices and investing in the next generation of high-performing, diverse talent.
The table below outlines high-level diversity metrics.

	All employees	Senior leadership[1]	Directors
Male	48%	68%	62%
Female	52%	32%	38%
1 Senior leadership is classified as those at band 3 and above in our global career band structure.

For further details on how we look after our people, including our diversity targets, transformation employee metrics and how we encourage our employees to speak up, see the Employees section of the ESG review on page 70.

Social matters
We have a responsibility to invest in the long-term prosperity of the communities where we operate. We recognise that technology is developing at a rapid pace and that a range of new and different skills are now needed to succeed in the workplace. For this reason, much of our focus is on programmes that develop employability and financial capability. We also back climate solutions and innovation, and contribute to disaster relief based on need. For further details of our programmes see ‘Communities’ on page 77.
Human rights
Our commitment to respecting human rights, principally as they apply to our employees, our suppliers and through our financial services lending, is set out in our Statement on Human Rights. This statement, along with our statements under the UK’s Modern Slavery Act, is available on www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
.
Anti-corruption and anti-bribery
We require compliance with all applicable anti-bribery and corruption laws in all markets and jurisdictions in which we operate. These include the UK Bribery Act, the US Foreign Corrupt Practices Act, the Hong Kong Prevention of Bribery Ordinance and France’s 'Sapin II’ law. We have a global anti-bribery and corruption policy, which gives practical effect to these laws and regulations, but also requires compliance with the spirit of laws and regulations to demonstrate our commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance.

Environmental matters
For details of our climate ambition and carbon emission metrics, see the ESG review on page 45.

Non-financial information statement
This section primarily covers our non-financial information as required by the regulations. Other related information can be found as follows:
For further details on our key performance indicators, see page 1.
For further details on our business model, see page 4.
For further details on our principal risks and how they are managed, see pages 37 to 40.

Engaging colleagues in future skills
Our colleagues have explored digital, data, sustainability and personal skills as part of our ‘Future Skills’ campaign. Colleagues engaged with various tools, assessments and industry experts over 44,000 times throughout the campaign, and learned how these skills are critical for the future of our organisation. Colleagues identified specific skills they wanted to develop and assessed them through our skills platform to shape their development plan.

We helped a number of colleagues to share their own skills with others through our partnership with Ashoka. In 2021 we launched the global Green Skills Innovation Challenge to support innovations that connect people with the skills to support a green transition. Out of 340 submissions, 12 winners were selected, each receiving a prize of up to $20,000 alongside support and mentoring from HSBC colleagues.

20	HSBC Holdings plc

This page is intentionally left blank

HSBC Holdings plc	21

This page is intentionally left blank

22	HSBC Holdings plc

This page is intentionally left blank

HSBC Holdings plc	23

This page is intentionally left blank

24	HSBC Holdings plc

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
For further details of our principles and what we did during 2021 to help ensure remuneration outcomes were consistent with those principles, see page 314.

Variable pay
The 2021 Group variable pay pool has been determined taking into account the improvement in financial performance, with adjusted profit before tax up 79%, the reinstatement of dividends and the capital return to shareholders through share buy-backs, as well as performance against the strategic plan. It also took into account the challenges the Group faces with regard to a very competitive market for talent.
For details of how the Group Remuneration Committee sets the pool, see page 290.

Remuneration for our executive Directors
Our current remuneration policy for executive Directors was approved at our AGM in 2019 and is intended to apply for three performance years until the AGM in 2022. We are proposing to roll forward our current remuneration policy for shareholders’ approval at the 2022 AGM. We have made no changes to the remuneration structure or to the maximum opportunity payable for each element of remuneration. Details of the proposed policy can be found on page 293.
Variable pay for our executive Directors is driven by scorecard achievement, with measures and targets set to align pay outcomes with the delivery of our strategy and plan for the year.
Executive Directors’ annual incentive scorecard outcome
(% of maximum opportunity)

Group Chief Executive	57.30%
Group Chief Financial Officer	60.43%

The table below shows the amount our executive Directors earned in 2021. For details of Directors’ pay and performance for 2021, see the Directors’ remuneration report on page 290.

Single figure of remuneration
	Noel Quinn		Ewen Stevenson
(£000)	2021	2020	2021	2020
Base salary1	1,288	1,266	751	738
Fixed pay allowance ('FPA')1	1,700	1,700	1,062	950
Cash in lieu of pension	129	127	75	74
Taxable benefits2	95	186	3	12
Non-taxable benefits2	71	59	42	32
Total fixed	3,283	3,338	1,933	1,806
Annual incentive3	1,590	799	978	450
Notional returns4	22	17	—	—
Replacement award5	—	—	754	1,431
Total variable	1,612	816	1,732	1,881
Total fixed and variable	4,895	4,154	3,665	3,687
1    Executive Directors made the personal decision to donate 100% of their base salary increases for 2021 to charity given the ongoing challenging external environment. Ewen Stevenson also donated his FPA increase for 2021 to charity. Figures shown in the table above are the gross figures before charitable donations.
2    Taxable benefits include the provision of medical insurance, car and tax return assistance (including any associated tax due, where applicable). Non-taxable benefits include the provision of life assurance and other insurance cover.
3    Noel Quinn and Ewen Stevenson both voluntarily waived the cash portion of their 2020 annual incentive. Without this voluntary waiver, the 2020 annual incentive of Noel Quinn and Ewen Stevenson would have been £1,598,000 and £900,000, respectively.
4    The deferred cash awards granted in prior years includes a right to receive notional returns for the period between the grant and vesting date. This is determined by reference to a rate of return specified at the time of grant and paid annually, with the amount disclosed on a paid basis.
5    In 2019 Ewen Stevenson was granted replacement awards to replace unvested awards, which were forfeited as a result of him joining HSBC. The awards, in general, match the performance, vesting and retention periods attached to the awards forfeited. The values included in the table for 2020 relate to his 2017 LTI award granted by the Royal Bank of Scotland Group plc ('RBS'), now renamed as NatWest Group plc ('NatWest'), for performance year 2016, which was determined by applying the performance assessment outcome of 56.25% as disclosed in NatWest's Annual Report and Accounts 2019 (page 91) to the maximum number of shares subject to performance conditions. This resulted in a payout equivalent to 78.09% of NatWest award shares that were forfeited and replaced with HSBC shares. A total of 313,608 shares were granted in respect of his 2017 LTI replacement award at a share price of £6.643. The HSBC share price was £5.845 when the awards ceased to be subject to performance conditions, with no value attributable to share price appreciation. The value included in the table for 2021 relates to Ewen Stevenson's 2018 LTI replacement award granted by NatWest for performance year 2017 and was subject to a pre-vest performance test assessed and disclosed by NatWest in its Annual Report and Accounts 2020 (page 135). As no adjustment was proposed for Ewen Stevenson by NatWest, a total of 177,883 shares granted in respect of his 2018 LTI replacement award ceased to be subject to performance conditions. These awards were granted at a share price of £6.643 and the HSBC share price was £4.240 when the awards ceased to be subject to performance conditions, with no value attributable to share price appreciation.

HSBC Holdings plc	25

Financial overview

In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.

Executive summary
Financial performance in 2021 was supported by the improved economic outlook and resultant release in ECL allowances, which materially improved our profitability. While lower policy rates adversely impacted revenue compared with 2020, the interest rate outlook is now significantly more positive.
Reported profit before tax of $18.9bn increased by 115%, while our return on average tangible equity (‘RoTE’) improved by 5.2 percentage points to 8.3%. The growth in reported profit was due to a net release of ECL, compared with a significant charge in 2020, as well as an increase in share of profit from associates and joint ventures, while reported operating expenses remained broadly unchanged. These factors were partly offset by lower reported revenue.
In 2021, all of our regions were profitable. Notwithstanding lower policy rates, our Asia business continued to perform strongly, delivering 65% of Group reported profits, while there was a material recovery in profitability in all of our other regions.
The Group maintained its strong capital position with a CET1 ratio of 15.8% at 31 December 2021, and increased both customer deposit and lending balances.

Group financial targets
Return on average tangible equity <>
8.3%
2020: 3.1%
The Group is targeting a reported RoTE greater than or equal to 10% in the medium term. In 2021, RoTE was 8.3%, an increase of 5.2 percentage points from 2020, primarily reflecting net releases of ECL. Our net interest income outlook is now significantly more positive. If policy rates were to follow the current implied market consensus, we would expect to deliver a RoTE of at least 10% for 2023.

Adjusted operating expenses <>
$32.1bn
2020: $32.4bn
In February 2020, we announced a multi-year plan to substantially reduce the cost base and accelerate the pace of change, with the aim of becoming leaner, simpler and more competitive.
During 2021, we continued to demonstrate strong cost control, with adjusted operating expenses of $32.1bn, a reduction of 1% compared with 2020.
Adjusted operating expenses for 2022 are expected to be in line with 2021, with inflationary impacts, continued investment and the impact of acquisitions and disposals broadly offset by further savings from our cost-reduction programme. This compares with our original target of $31bn or less (based on average December 2020 rates of foreign exchange).
Our cost reduction programme remains on track to deliver cost saves of between $5bn and $5.5bn in the period from 2020 to 2022, while spending around $7bn in costs to achieve.
Cumulatively, since the start of our cost programme in 2020, we have generated savings of $3.3bn, with costs to achieve of $3.6bn, which included actions to restructure our businesses in Europe and the US.

Gross RWA reductions
$104bn
Since the start of the programme.
To improve the return profile of the Group, we are targeting a gross RWA reduction, mainly in low-returning parts of the Group.
During 2021, we updated the list of clients we are remediating and also implemented other methodology changes to improve how we align the tracking and reporting of reductions to how the programme is being managed. In line with these changes, we also increased our gross RWA reduction target from $100bn to $110bn by the end of 2022, updating executive scorecards accordingly.

At 31 December 2021, the Group had achieved cumulative RWA reductions of $104bn since the start of the programme, including accelerated saves of $9.6bn made in 2019. Given progress to date, we now expect to exceed our $110bn reduction target by the end of 2022.

Capital and dividend policy
CET1 ratio
15.8%
Dividend payout ratio
40.3%

At 31 December 2021, our CET1 ratio was 15.8%. We expect mid-single-digit RWA growth in 2022 through a combination of business growth, acquisitions and regulatory changes, partly offset by additional RWA savings. This growth, together with capital returns are expected to normalise our CET1 position to be within our 14% to 14.5% target operating range during 2022. Once we are within the target operating range, we intend to actively manage our CET1 position to stay within this range. However, due to normal capital volatility, we may be above or below this range in any given quarter. Our ambition remains to manage this operating range down in the longer term.

The Board has approved a second interim dividend for 2021 of $0.18 per ordinary share. The total dividend per share in 2021 of $0.25 results in a dividend payout ratio of 40.3% of reported earnings per share (‘EPS’), relative to our target range of between 40% and 55% from 2022 onwards. We also intend to initiate a further share buy-back of up to $1bn, to commence after the existing up to $2bn buy-back has concluded.
In line with our dividend policy, we retain the flexibility to adjust EPS for non-cash significant items. In 2022, we intend to adjust EPS to exclude the forecast loss on the planned sale of our retail banking operations in France.

26	HSBC Holdings plc

Reported results
Reported profit
Reported profit after tax of $14.7bn was $8.6bn higher than in 2020.
Reported profit before tax of $18.9bn was $10.1bn higher than in 2020. The increase was primarily due to a net release in reported ECL, reflecting an improvement in the forward economic outlook, notably in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 2020. We also reported an increase in the share of profit from associates, while reported operating expenses remained broadly unchanged.
Lower reported revenue primarily reflected the impact of 2020 global interest rate reductions, as well as a decline in revenue in GBM’s Markets and Securities Services (‘MSS’) business compared with a strong performance in 2020. Reported revenue also included the net favourable impact of certain volatile items:
•In WPB, favourable market impacts in life insurance manufacturing of $504m compared with favourable movements in 2020 of $90m.
•In GBM, MSS included favourable movements in credit and funding valuation adjustments, as favourable adjustments of $30m compared with adverse adjustments of $252m in 2020.
•In Corporate Centre, there were adverse fair value movements on our long-term debt and associated swaps of $99m (2020: $150m favourable).
In 2021, all of our regions were profitable. Despite the impact of lower global interest rates, our Asia business continued to perform strongly. In addition, there was a material recovery in profitability in all other regions, primarily reflecting a net release in ECL as the economic outlook improved.
IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. For further details on the impact of IFRS 17 on the results of our insurance operations, see page 346.
Reported revenue
Reported revenue of $49.6bn was $0.9bn or 2% lower than in 2020. The reduction primarily reflected a fall in net interest income as a result of the impact of lower global interest rates, notably affecting our deposit franchises in WPB and in Global Liquidity and Cash Management (‘GLCM’) in CMB and GBM. In GBM’s MSS business, revenue decreased in Global Foreign Exchange and Global Debt Markets, compared with a strong 2020, although revenue increased in Equities from higher volatility and there were favourable movements in credit and funding valuation adjustments. In addition, revenue was lower in Corporate Centre.
These reductions were in part mitigated by revenue growth in Wealth in WPB of $1.2bn, notably from a net favourable movement in market impacts in life insurance manufacturing, and growth in investment distribution, asset management and new business in insurance. GBM revenue also benefited from favourable valuation gains in Principal Investments. In CMB, revenue increased in Credit and Lending as margins improved, and a recovery in trade volumes resulted in higher fee income in Global Trade and Receivables Finance (‘GTRF’).
The reduction in reported revenue included adverse fair value movements on financial instruments of $0.5bn, although these were more than offset by the favourable impact of foreign currency translation differences of $1.4bn.

Reported ECL
Reported ECL were a net release of $0.9bn, compared with a charge of $8.8bn in 2020. The net release in 2021 reflected an improvement in the economic outlook, notably in the UK, partly offset by an increase in allowances in the fourth quarter, reflecting recent developments in China’s commercial real estate sector. This compared with the significant build-up of stage 1 and stage 2 allowances in 2020 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL also reflected historically low levels of stage 3 charges, although with some normalisation during the fourth quarter, as well as the non-recurrence of a significant charge in 2020 related to a corporate exposure in Singapore.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 180 to 188.
Reported operating expenses
Reported operating expenses of $34.6bn were broadly unchanged compared with 2020. This included the impact of our cost saving initiatives, as well as lower impairments of goodwill and other intangible assets, as 2021 included a $0.6bn impairment of goodwill related to our WPB business in Latin America to reflect the macroeconomic outlook, as well as the impact of foreign exchange rate deterioration and inflationary pressures, notably on our Argentina business. However, 2020 included a $1.3bn impairment of intangible assets, mainly in Europe. There was also a $0.6bn reduction in the UK bank levy due to a change in the basis of calculation to only include the UK balance sheet rather than the global balance sheet, as well as a credit of $0.1bn relating to the 2020 charge.
These decreases were broadly offset by an increase in performance-related pay of $0.7bn as Group performance improved, and by an increase in investment in technology of $0.9bn (gross of cost savings of $0.5bn). The remaining increase primarily reflected inflationary impacts, non-technology investment in regulatory programmes, and business growth notably Asia wealth investment. In addition, there was an adverse impact of foreign currency translation differences of $1.1bn.
In February 2020, we announced a plan to substantially reduce the cost base by 2022 and accelerate the pace of change. We continue to target $5bn to $5.5bn of cost saves for 2020 to 2022, while spending around $7bn in costs to achieve, which are included in restructuring and other related costs. Cumulative spend since the start of the programme in 2020 was $3.6bn, with cumulative saves of $3.3bn. In 2021, the total spend was $1.8bn with saves during the year of $2.2bn.

Reported results	2021 $m	2020 $m	2019 $m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	49,552	50,429	56,098
Change in expected credit losses and other credit impairment charges	928	(8,817)	(2,756)
Net operating income	50,480	41,612	53,342
Total operating expenses	(34,620)	(34,432)	(42,349)
Operating profit	15,860	7,180	10,993
Share of profit in associates and joint ventures	3,046	1,597	2,354
Profit before tax	18,906	8,777	13,347
Tax expense	(4,213)	(2,678)	(4,639)
Profit after tax	14,693	6,099	8,708

HSBC Holdings plc	27

Reported share of profit from associates and joint ventures
Reported share of profit in associates and joint ventures of $3.0bn was $1.4bn higher, primarily reflecting a higher share of profit from Bank of Communications Co., Limited (‘BoCom’), British Growth Fund (‘BGF’) and The Saudi British Bank (‘SABB’). For BGF in the UK, this was due to a recovery in asset valuations relative to 2020, and for SABB, this was primarily due to the non-recurrence of our share of its goodwill impairment charge in 2020.
Tax expense
The effective tax rate for 2021 of 22.3% was lower than the 30.5% for 2020. The effective tax rate for 2021 was increased by the impact of substantively enacted legislation to increase the UK statutory tax rate from 1 April 2023. The 2020 effective tax rate was high, due mainly to the non-recognition of deferred tax on losses in the UK and France.

Adjusted performance
Our reported results are prepared in accordance with IFRSs, as detailed in the financial statements on page 346.
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
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 110. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 90 and ‘Reconciliation of alternative performance measures’ on page 131.

Adjusted results<>	2021 $m	2020 $m	2019 $m	2021 vs 2020 $m	%
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	50,090	51,770	56,435	(1,680)	(3)
Change in expected credit losses and other credit impairment charges	928	(9,282)	(2,687)	10,210	110
Total operating expenses	(32,148)	(32,409)	(33,563)	261	1
Operating profit	18,870	10,079	20,185	8,791	87
Share of profit in associates and joint ventures	3,046	2,192	2,496	854	39
Profit before tax	21,916	12,271	22,681	9,645	79
Adjusted profit before tax<>
Adjusted profit before tax of $21.9bn was $9.6bn or 79% higher than in 2020, primarily due to a net release of adjusted ECL due to an improvement in the economic outlook, notably in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 2020. Adjusted share of profit from associates and joint ventures increased and adjusted operating expenses fell, reflecting strong cost discipline.
These factors were in part offset by lower adjusted revenue, primarily reflecting a fall in net interest income as a result of the impact of lower global interest rates and a reduction in MSS revenue in GBM, compared with a strong performance in 2020.
Reconciliation of reported to adjusted profit before tax

	2021 $m	2020 $m	2019 $m
Reported profit before tax	18,906	8,777	13,347
Currency translation	—	(11)	240
Significant items:	3,010	3,505	9,094
– costs of structural reform	—	—	158
– customer redress programmes	38	(33)	1,444
– disposals, acquisitions and investment in new businesses	—	10	(768)
– fair value movements on financial instruments	242	(264)	(84)
– impairment of goodwill and other intangibles	587	1,090	7,349
– past service costs of guaranteed minimum pension benefits equalisation	—	17	—
– restructuring and other related costs	2,143	2,078	827
– settlements and provisions in connection with legal and regulatory matters	—	12	(61)
– goodwill impairment (share of profit in associates and joint ventures)	—	462	—
– currency translation on significant items	—	133	229
Adjusted profit before tax	21,916	12,271	22,681

28	HSBC Holdings plc

Adjusted revenue<>
Adjusted revenue of $50.1bn was $1.7bn or 3% lower than in 2020. The reduction was primarily in net interest income due to the impact of lower global interest rates, mainly affecting our deposit franchises within WPB and in GLCM in CMB and GBM. In GBM’s MSS business, revenue decreased in Global Foreign Exchange and Global Debt Markets, compared with a strong 2020, although revenue increased in Equities from higher volatility and there were favourable movements in credit and funding valuation adjustments of $301m. In addition, revenue was lower in Corporate Centre from a net adverse fair value movement relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps.
These reductions were in part mitigated by revenue growth of $1.1bn in Wealth in WPB, notably from a net favourable movement in market impacts in life insurance manufacturing of $434m, and growth in investment distribution, asset management and new business in insurance. In GBM, there were higher favourable revaluations in Principal Investments compared with 2020, and increased revenue in Capital Markets and Advisory. In CMB, revenue grew in Credit and Lending as margins improved, and a recovery in trade volumes resulted in higher fee income in GTRF.
Adjusted ECL<>
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were a net release of $0.9bn compared with a charge of $9.3bn in 2020. These reflected releases as a result of an improvement in the economic outlook, notably in the UK, partly offset by an increase in allowances in the fourth quarter, reflecting recent developments in China’s commercial real estate sector. This compared with the significant build-up of stage 1 and stage 2 allowances in 2020 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL also reflected historically low levels of stage 3 charges in 2021, although with some normalisation during the fourth quarter, as well as the non-recurrence of a significant stage 3 charge in 2020 related to a corporate exposure in Singapore.
Adjusted operating expenses<>
Adjusted operating expenses of $32.1bn were $0.3bn or 1% lower than in 2020. This reflected a favourable impact of $2.2bn from our cost-saving initiatives. It also included a reduction of $0.6bn in the UK bank levy, reflecting a change in the basis of calculation to only include the UK balance sheet rather than the global balance sheet, as well as a credit of $0.1bn relating to the 2020 charge. These reductions were partly offset by a higher performance-related pay of $0.7bn as Group performance improved, and an increase of $0.9bn in investment in technology (gross of cost savings of $0.5bn), which included enhancements to our digital capabilities. The remaining increase included inflation, non-technology investment in regulatory programmes and business growth, including Asia wealth investment.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 31 December 2021 was 219,697, a decrease of 6,362 compared with 31 December 2020. The number of contractors at 31 December 2021 was 6,192, an increase of 500, primarily as a result of our growth and transformation initiatives.
Adjusted share of profit from associates and JVs<>
Adjusted share of profit from associates and joint ventures of $3.0bn was $0.9bn or 39% higher than in 2020, including increases in share of profits from BoCom and SABB. Our share of profit also rose from BGF in the UK due to a recovery in asset valuations relative to 2020.

Balance sheet and capital

Balance sheet strength
At 31 December 2021, our total assets of $3.0tn were $26bn or 1% lower than at 31 December 2020 on a reported basis and included adverse effects of foreign currency translation differences of $46bn.
The decrease in total assets reflected lower derivative assets and a fall in financial investments, reflecting a redeployment of our commercial surplus into cash, which rose by $99bn, in part due to higher customer deposits. Loans and advances to customers increased by $8bn on a reported basis and $23bn on a constant currency basis, mainly from growth in mortgage balances.
Reported loans and advances to customers of $1.0tn were 61.1% as a percentage of customer accounts, compared with 63.2% at 31 December 2020, primarily reflecting growth in customer account balances.
Distributable reserves
The distributable reserves of HSBC Holdings at 31 December 2021 were $32.2bn, compared with $31.3bn at 31 December 2020. The increase was primarily driven by profits generated of $10.8bn, offset by ordinary dividend payments and additional tier 1 coupon distributions of $5.8bn, other reserves movements of $2.1bn and $2bn related to our share buy-back programme.

Capital position
We actively manage the Group’s capital position to support our business strategy and meet our regulatory requirements at all times, including under stress, while optimising our capital efficiency. To do this, we monitor our capital position using a number of measures. These include: our capital ratios, the impact on our capital ratios as a result of stress, and the degree of double leverage being run by HSBC Holdings. Double leverage is one of the constraints on managing our capital position, given the complexity of the Group’s subsidiary structure and the multiple regulatory regimes under which we operate. For further details, see page 225.
Our CET1 ratio at 31 December 2021 was 15.8%, down 0.1 percentage points from 2020. Capital generation was more than offset by dividends, the up to $2bn share buy-back announced in October, foreign exchange movements and other deductions. RWAs reduced despite new Pillar 1 requirements for structural foreign exchange, reflecting actions under our transformation programme.

Liquidity position
We actively manage the Group’s liquidity and funding to support our business strategy and meet regulatory requirements at all times, including under stress. To do this, we monitor our position using a number of risk appetite measures, including the liquidity coverage ratio and the net stable funding ratio. At 31 December 2021, we held high-quality liquid assets of $717bn. This excludes high-quality liquid assets in legal entities which are not transferable due to local restrictions. For further details, see page 229.

$2,958bn

15.8%

HSBC Holdings plc	29

Wealth and Personal Banking

Contribution to Group adjusted profit before tax<>

% contribution to Group
32%

We serve more than 38 million customers from retail customers to ultra high net worth individuals and their families.
We offer locally-tailored products and services across multiple channels for our customers’ everyday banking needs, as well as insurance, investment management, advisory and wealth solutions for those with more sophisticated requirements. Our global presence provides for customers with international needs.
WPB grew customer deposits, lending and wealth sales, as markets emerged from the pandemic in 2021. Performance was favourably impacted by a net release of adjusted ECL provisions and strong wealth sales in Asia, although adjusted revenue was affected by the impact of lower interest rates, despite strong balance sheet growth. Aligned with our strategy, we continued to invest in our digital capabilities and people to expand our wealth franchise in Asia, and address our customers’ international needs.

Adjusted results<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Net operating income	22,110	22,571	26,140	(461)	(2)
Change in expected credit losses and other credit impairment charges	288	(3,005)	(1,376)	3,293	110
Operating expenses	(15,384)	(15,443)	(15,823)	59	—
Share of profit in associates and JVs	34	7	54	27	>200
Profit before tax	7,048	4,130	8,995	2,918	71
RoTE excluding significant items (%)[1]	15.2	9.1	19.7
1 Since 1 January 2021, the UK bank levy has been included in the calculation of this measure. Comparative data have not been re-presented.
Opening up the gateway to international banking
We are making it easier than ever for our customers to manage their money around the world.
Global Money Account, our multi-currency account for personal customers, allows customers to hold, manage and send cash in various currencies without paying any fees. Having launched Global Money in the US in 2020, we expanded these capabilities into the UAE, Singapore and the Channel Islands and Isle of Man in 2021, and we aim to double the number of markets in 2022.
Our international account opening is getting simpler. It is now possible to open accounts in mainland China and either Singapore or the UK, in the same visit to a branch, and 80% faster than in 2020. Hong Kong identity card holders in Australia, Canada, Singapore, the US and the UK can now open an account online in 10 minutes, down from four weeks, with immediate access to mobile banking.

30	HSBC Holdings plc

Financial performance

Adjusted profit before tax of $7.0bn was $2.9bn or 71% higher than in 2020. This reflected a net release of adjusted ECL as the economic outlook improved, compared with the significant build-up of allowances in 2020. Adjusted revenue fell as the impact of lower global interest rates resulted in a decrease in net interest income. This was partly offset by an increase in Wealth revenue of $1.1bn due to a net favourable movement of $434m in market impacts in insurance, higher new business in insurance (up $0.3bn), as well as growth in investment distribution (up $0.2bn) and asset management (up $0.1bn).
Adjusted revenue of $22.1bn was $0.5bn or 2% lower.
In Personal Banking, revenue of $12.3bn was down $1.1bn or 8%.
•Net interest income was $1.2bn lower due to narrower margins following the fall in global interest rates in 2020 due to the Covid-19 pandemic. This reduction was partly mitigated by deposit balance growth of $29bn or 4% and higher retail mortgage lending of $22bn or 7% across all regions, particularly in the UK and Hong Kong.
•Non-interest income increased by $0.1bn or 11%, driven by growth of mortgage fees in the UK and higher transaction volumes and spending on cards.
In Wealth, revenue of $9.1bn was up $1.1bn or 14%.
•Life insurance manufacturing revenue was $0.7bn higher, driven by a net favourable movement in market impacts of $434m. A favourable movement of $504m compared with a favourable movement of $70m in 2020, as equity markets performed strongly in 2021 compared with volatile conditions in 2020. The value of new business written was $0.3bn or 41% higher, reflecting market share growth, notably in Hong Kong, where we continued to scale up our health platforms and significantly broadened engagement with domestic customers.
•Investment distribution revenue was $0.2bn or 7% higher, driven by higher mutual fund sales in Hong Kong and mainland China.
•Asset management revenue was $0.1bn or 14% higher, driven by an increase in management fees, reflecting growth of $28bn in invested assets, and higher performance fees.
•Global Private Banking revenue was $37m or 2% higher due to growth in non-interest income of $78m or 7% driven by a rise in investment revenue, reflecting higher fees from advisory and discretionary mandates. This was partly offset by a reduction in net interest income of $41m or 6% as a result of the impact of lower global interest rates.
In Other, revenue fell by $0.5bn, reflecting a reduction in revenue allocated from Markets Treasury, lower interest income earned on capital held in the business and adverse valuations on properties.
Adjusted ECL were a net release of $0.3bn, reflecting an improvement in the economic outlook. This compared with a charge of $3.0bn in 2020 due to the significant build-up of allowances as a result of the Covid-19 pandemic.
Adjusted operating expenses of $15.4bn were $0.1bn lower, as the benefits of our cost-saving initiatives funded our continued investment in wealth in Asia and offset higher performance-related pay.

Management view of adjusted revenue<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Wealth	9,123	8,004	8,923	1,119	14
– investment distribution[1]	3,488	3,252	3,322	236	7
– Global Private Banking	1,826	1,789	1,917	37	2
net interest income	647	688	911	(41)	(6)
non-interest income	1,179	1,101	1,006	78	7
– life insurance manufacturing[2]	2,590	1,890	2,632	700	37
– asset management	1,219	1,073	1,052	146	14
Personal Banking	12,254	13,330	16,068	(1,076)	(8)
– net interest income[1]	10,858	12,070	14,381	(1,212)	(10)
– non-interest income	1,396	1,260	1,687	136	11
Other[2,3]	733	1,237	1,149	(504)	(41)
Net operating income[4]	22,110	22,571	26,140	(461)	(2)

1 In the fourth quarter of 2021, revenue of $62m for the full-year related to wealth lending was moved from Personal Banking to investment distribution. Comparative data have not been re-presented.
2 In the fourth quarter of 2021, revenue of $53m for the full-year, primarily related to interest on capital held in our insurance business, was moved from ‘Other’ to life insurance manufacturing (2020: $79m, 2019: $144m). Comparative data have been re-presented.
3 ‘Other’ includes the distribution (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income. It also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
4 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

Divisional highlights

$1.7tn
WPB wealth balances at 31 December 2021, up 5% from 31 December 2020 with net new invested assets of $64bn.
$23bn
Growth in WPB mortgage book, notably in the UK (up 7%) and Hong Kong (up 7%) since 31 December 2020. <>

$7.0bn

$22.1bn

HSBC Holdings plc	31

Commercial Banking

Contribution to Group adjusted profit before tax<>

% contribution to Group
31%

We support businesses in 53 countries and territories, ranging from small enterprises to large companies operating globally.
We help businesses grow by supporting their financial needs, facilitating cross-border trade and payment services, and providing access to products and services. We help them access international markets, provide expert financial advice and offer a full suite of products and services from across the Group’s other businesses.
CMB supported our customers’ liquidity and working capital needs, growing lending and deposit balances in 2021. We enabled our clients to participate in the recovery in global trade volumes while dealing with supply chain constraints, increasing our fee income and trade-related lending. We also more than doubled our sustainable finance and investment compared with 2020. Performance was favourably impacted by the net release of adjusted ECL provisions, partly offset by the impact of lower interest rates globally on adjusted revenue.

Adjusted results<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Net operating income	13,415	13,718	15,594	(303)	(2)
Change in expected credit losses and other credit impairment charges	300	(4,989)	(1,194)	5,289	106
Operating expenses	(6,973)	(6,897)	(7,028)	(76)	(1)
Share of profit in associates and JVs	1	(1)	1	2	200
Profit before tax	6,743	1,831	7,373	4,912	>200
RoTE excluding significant items (%)[1]	10.8	1.3	13.0
1 Since 1 January 2021, the UK bank levy has been included in the calculation of this measure. Comparative data have not been re-presented.

Supporting SMEs on the move
HSBC Kinetic provides cutting edge technology solutions to our customers and opens up a world of opportunity for small businesses. Launched on Apple’s App store in 2020, Kinetic is an app-based business account that allows sole traders and other small and medium-sized enterprises to apply for an account in minutes and manage their finances on the go. Onboarding is fast, with 87% of accounts approved within 48 hours during the second half of 2021. A range of new features and services have been added to the app throughout the year, which include credit cards, digital cheque deposits, a cashflow toolkit and predictive smart alerts informing customers about critical cash shortfalls in advance.
Designed using insights from over 3,000 small and medium-sized enterprises, we brought Kinetic to 21,000 additional customers during 2021, reaching 24,000 users at the end of 2021, achieving an Apple rating of 4.8.

32	HSBC Holdings plc

Financial performance
Adjusted profit before tax of $6.7bn was $4.9bn higher than in 2020. This reflected a net release of adjusted ECL of $0.3bn in 2021 as the economic outlook improved, compared with a charge of $5.0bn in 2020 due to a significant build-up of allowances and a notable charge related to a corporate exposure in Singapore. This was partly offset by a decline in adjusted revenue, mainly due to the impact of lower global interest rates.
Adjusted revenue of $13.4bn was $0.3bn or 2% lower.

•In GLCM, revenue decreased by $0.7bn or 16%, reflecting the impact of lower global interest rates, mainly in Hong Kong and the UK. This was partly offset by a 14% increase in year-on-year average deposit balances, with growth particularly in Hong Kong, the UK and the US, as well as from an 11% increase in fee income, with growth across all regions.
•In Markets products, Insurance and Investments and Other, revenue reduced by $11m or 1%, reflecting the impact of lower global interest rates on income earned on capital held in the business and lower Markets Treasury revenue. This reduction was partly offset by a 12% increase in revenue from the sale of GBM products to CMB customers, notably Global Markets and Capital Markets and Advisory, as well as higher insurance and investment revenue.
•In Credit and Lending, revenue increased by $0.2bn or 4%, reflecting wider margins and a 9% increase in fee income, notably in the UK and North America. During 2021, we grew balances in Asia, although year-on-year average balances decreased, as customers' funding requirements fell due to Covid-19 restrictions, notably in Europe and North America.
•In GTRF, revenue rose by $0.2bn or 9%, driven by an 8% growth in fee income across all regions, partly reflecting a recovery in global trade volumes, as well as a 9% increase in average balances, notably in Asia, and higher margins in the UK.
Adjusted ECL were a net release of $0.3bn, compared with a charge of $5.0bn in 2020. ECL in 2021 reflected a release of stage 1 and stage 2 allowances as the economic outlook improved, notably in the UK, although ECL were a net charge of $0.2bn in the fourth quarter, including an increase in allowances relating to recent developments in China’s commercial real estate sector. This compared with the significant build-up of allowances in 2020 as a result of the adverse economic outlook due to the Covid-19 pandemic. The reduction in ECL also included lower stage 3 charges in 2021, and as 2020 included a significant charge related to a corporate exposure in Singapore.
Adjusted operating expenses of $7.0bn were $0.1bn or 1% higher, primarily reflecting an increase in performance-related pay. We continued to invest in our digital and transactional banking capabilities, as well as simplifying customer journeys for both onboarding and lending, and enhancing self-service capabilities. These investments helped us drive operational and hiring efficiencies, resulting in cost reductions, in addition to the impact of our cost-saving initiatives. From 2021, the UK bank levy was partially allocated to global businesses, which was previously retained in Corporate Centre, resulting in an additional $47m of operating expenses in 2021.
During 2021, we delivered $13bn of gross RWA reductions, taking our cumulative total to $26bn since January 2020, as part of our transformation programme.

Management view of adjusted revenue<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Global Trade and Receivables Finance	1,945	1,784	1,876	161	9
Credit and Lending	6,052	5,828	5,617	224	4
Global Liquidity and Cash Management	3,575	4,252	6,066	(677)	(16)
Markets products, Insurance and Investments and Other[1]	1,843	1,854	2,035	(11)	(1)
– of which: share of revenue for Markets and Securities Services and Banking products	1,065	950	965	115	12
Net operating income[2]	13,415	13,718	15,594	(303)	(2)
1 Includes CMB’s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM’s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
2 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

Divisional highlights
9%
Growth in adjusted net fee income from $3.3bn in 2020 to $3.6bn in 2021, rising above pre-pandemic levels. <>
30%
Growth in GTRF lending from $44.4bn in 2020 to $57.6bn in 2021, growing to above pre-pandemic levels.<>
$6.7bn

$13.4bn

HSBC Holdings plc	33

Global Banking and Markets

Contribution to Group adjusted profit before tax<>

% contribution to Group
24%

We repositioned our capital and resources in Global Banking and Markets to create capacity for growth opportunities, mainly into Asia and the Middle East, and to serve international clients that are aligned to our strategy. Our product specialists deliver a comprehensive range of transaction banking, financing, capital markets and advisory, as well as risk management services. Our products, combined with our expertise across industries, enable us to help clients achieve their sustainability goals.
GBM adjusted profit before tax increased, reflecting a net release in adjusted ECL in 2021. While adjusted revenue fell, there was continued momentum in Equities, Capital Markets and Advisory, as well as our Securities Services business, where during 2021 assets under custody surpassed $10tn for the first time. We also continued to invest in technology to support our clients and to improve our operational resilience.

Adjusted results<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Net operating income	15,002	15,768	15,282	(766)	(5)
Change in expected credit losses and other credit impairment charges	337	(1,289)	(155)	1,626	126
Operating expenses	(10,006)	(9,640)	(9,891)	(366)	(4)
Share of profit in associates and JVs	—	—	1	—	—
Profit before tax	5,333	4,839	5,237	494	10
RoTE excluding significant items (%)[1]	8.6	6.7	9.8
1 Since 1 January 2021, the UK bank levy has been included in the calculation of this measure. Comparative data have not been re-presented.

Supporting customers to net zero
Etihad Airways has pledged to reduce CO2 emissions to 50% of 2019 levels by 2035 on the way to reaching net zero by 2050.
As part of this transition, we helped the UAE’s national airline raise $1.2bn with the first sustainability-linked loan in the global aviation industry to embed publicly disclosed environment, social and governance targets. We held joint ESG structuring and coordinator roles, as well as being joint bookrunner and mandated lead arranger. The targets included the amount of carbon emissions Etihad cuts from its passenger fleet, with financial penalties and incentives of up to $5.5m.
The loan builds on a $600m sustainability-linked Islamic bond, or sukuk, we helped arrange in October 2020.

34	HSBC Holdings plc

Financial performance
Adjusted profit before tax of $5.3bn was $0.5bn or 10% higher than in 2020. This reflected a net release of adjusted ECL, compared with a significant build-up of allowances in 2020, although adjusted revenue fell and adjusted operating expenses rose.
Adjusted revenue of $15.0bn decreased by $0.8bn compared with 2020.
In MSS, revenue fell by $0.7bn or 8%, compared with a strong comparative period, primarily in Global Foreign Exchange and Global Debt Markets, from a reduction in client activity.
•In Equities, our diversified product mix and geographical coverage enabled us to benefit from volatility in Asian markets, particularly in wealth products, resulting in revenue growth of $0.4bn or 45%.
•In Securities Services, we continued to grow fees from client inflows and market-related growth, and increased average assets under custody by 18% to over $10tn. Net interest income decreased by 16% as lower global interest rates were in part mitigated by growth in average cash balances.
In Banking, revenue fell by $0.1bn or 2%.
•In GLCM, revenue fell by $0.2bn or 10%, as lower global interest rates compressed margins. This was partly offset by growth in average balances of 4% and increased fee income, reflecting higher transaction volumes.
•Revenue in Credit and Lending and GTRF was adversely affected by strategic actions taken to reduce RWAs.
•Capital Markets and Advisory benefited from a strong performance in leveraged and acquisition finance, particularly in the US, although debt underwriting volumes fell.
Adjusted ECL were a net release of $0.3bn, reflecting an improved economic outlook. This compared with a net charge of $1.3bn in 2020. ECL in 2021 also included an increase in allowances in the fourth quarter, reflecting recent developments in China’s commercial real estate sector.
Adjusted operating expenses of $10.0bn were $0.4bn or 4% higher from an increase in performance-related pay of approximately $0.2bn and higher technology investment. From 2021, the UK bank levy was partially allocated to global businesses, which was previously retained in Corporate Centre, resulting in an additional $0.2bn of operating expenses in 2021. These increases were partly offset by the impact of our cost-saving initiatives.
At 31 December 2021, we had delivered $77bn of cumulative gross RWA reductions as part of our transformation programme, reflecting the completion of structural elements of our transformation programme and approximately 90% of our target.

Management view of adjusted revenue<>[1]	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Markets and Securities Services	8,288	8,997	7,984	(709)	(8)
– Securities Services	1,923	1,832	2,075	91	5
– Global Debt Markets	878	1,464	1,043	(586)	(40)
– Global Foreign Exchange	3,355	4,140	3,179	(785)	(19)
– Equities	1,224	844	598	380	45
– Securities Financing	878	988	1,056	(110)	(11)
– Credit and funding valuation adjustments	30	(271)	33	301	>100%
Banking	6,610	6,748	7,571	(138)	(2)
– Global Trade and Receivables Finance	714	706	703	8	1
– Global Liquidity and Cash Management	1,838	2,034	2,751	(196)	(10)
– Credit and Lending	2,596	2,687	2,785	(91)	(3)
– Capital Markets and Advisory	1,256	1,073	872	183	17
– Other[2]	206	248	460	(42)	(17)
GBM Other	104	23	(273)	81	>100%
– Principal Investments	377	115	267	262	>100%
– Other[3]	(273)	(92)	(540)	(181)	>(100)%
Net operating income[4]	15,002	15,768	15,282	(766)	(5)
1 From 1 June 2020, revenue from Issuer Services, previously reported in Securities Services, was reported in Banking. This resulted in $80m revenue being recorded in Securities Services in 2020. Comparative data have not been re-presented.
2 Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3 Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
4 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
Divisional highlights
48%
Adjusted revenue generated in Asia in 2021. <>
$28.9bn
Reduction in reported RWAs compared with 31 December 2020.

$5.3bn
$15.0bn

HSBC Holdings plc	35

Corporate Centre
The results of Corporate Centre primarily comprise the share of profit from our interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.
Corporate Centre performance improved from 2020, mainly due to a higher adjusted share of profit from associates and joint ventures and a lower UK bank levy charge.

Adjusted results<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Net operating income	(437)	(287)	(581)	(150)	(52)
Change in expected credit losses and other credit impairment charges	3	1	38	2	200
Operating expenses	215	(429)	(821)	644	150
Share of profit in associates and JVs	3,011	2,186	2,440	825	38
Profit before tax	2,792	1,471	1,076	1,321	90
RoTE excluding significant items (%)[1]	5.6	3.1	0.8
1 Since 1 January 2021, the UK bank levy has been included in the calculation of this measure. Comparative data have not been re-presented.

Financial performance
Adjusted profit before tax of $2.8bn was $1.3bn higher than in 2020 due to an increased adjusted share of profit from associates and joint ventures and a net favourable movement in adjusted operating expenses, partly offset by adverse movements in adjusted revenue.
Adjusted revenue decreased by $0.2bn, mainly in Central Treasury, from a net adverse fair value movement of $0.3bn relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps. This was partly offset by the non-recurrence of revaluation losses on investment properties in 2020.
Adjusted operating expenses were a net credit of $0.2bn, which was $0.6bn favourable compared with 2020. This was driven by a reduction of $0.6bn in the UK bank levy, reflecting a change in the basis of calculation to only include the UK balance sheet rather than the global balance sheet, and by a credit of $0.1bn relating to the 2020 charge. In addition, in 2021 the UK bank levy was partially allocated to our global businesses, notably to GBM, resulting in a further reduction of $0.2bn. The effect of these changes resulted in a net credit of $0.1bn in Corporate Centre, compared with a charge of $0.8bn in 2020. This decrease was partly offset by lower recoveries from our global businesses.
Adjusted share of profit in associates and joint ventures of $3.0bn increased by $0.8bn. The increases were from BoCom and SABB, as well as from BGF in the UK, reflecting a recovery in asset valuations relative to 2020.

Management view of adjusted revenue<>	2021 $m	2020 $m	2019 $m	2021 vs 2020
				$m	%
Central Treasury[1]	(99)	157	179	(256)	>(100)
Legacy portfolios	(33)	(20)	(115)	(13)	(65)
Other[2]	(305)	(424)	(645)	119	28
Net operating income[3]	(437)	(287)	(581)	(150)	(52)

1 Central Treasury includes adverse valuation differences on issued long-term debt and associated swaps of $99m (2020: gains of $151m; 2019: gains of $146m).
2 Revenue from Markets Treasury, HSBC Holdings net interest expense and Argentina hyperinflation were allocated to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 2021 was $2,339m (2020: $2,849m; 2019: $2,075m).
3 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

36	HSBC Holdings plc

Risk overview
Active risk management helps us to achieve our strategy, serve our customers and communities and grow our business safely.

Managing risk
The Covid-19 pandemic and its effect on the global economy have continued to impact our customers and our organisation. Despite the successful roll-out of vaccines around the world, a varying degree of uncertainty remained throughout 2021. This was caused by new variants of Covid-19, varying vaccine effectiveness rates and the need for the reimposition of government-imposed restrictions. While the global economic recovery in 2021 eased financial difficulties for some of our customers, the future effects remain uncertain.
Throughout the pandemic, we have continued to support our customers and adapted our operational processes. We maintained high levels of service as our people, processes and systems responded to the required changes.
The financial performance of our operations varied in different geographies, but our balance sheet and liquidity remained strong. This helped us to support our customers both during periods of government-imposed restrictions and when these restrictions were eased.
Tensions between China and the US, the UK, the EU, India and other countries were heightened during 2021. In addition, the potential for an escalation of hostilities between Russia and Ukraine further complicates the geopolitical landscape. The macroeconomic, trade and regulatory environments have become increasingly fragmented through disruptions to supply chains, increasing inflationary pressures, and market concerns regarding potential impacts following instability in China’s commercial real estate sector. We continue to monitor the situation closely.
We continued to focus on improving the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management of our risk appetite, and ensuring regular communication with our Board and key stakeholders.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Additionally, it supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
Capital and liquidity are at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to evolve our climate risk appetite to reflect the risks from climate change, setting out the measures we intend to take to support our climate ambition and our commitments to regulators, investors and stakeholders.
During 2021, metrics monitoring the change in expected credit losses and other credit impairment charges returned to within their defined risk appetite thresholds. This was achieved by the release in allowances for expected credit losses, reflecting: an improvement of the economic outlook; the adaption of our strategy following the Covid-19 pandemic; enhancements to how we monitor risks; reviews of our portfolios that are highly vulnerable to the economic environment; and the implementation of additional review measures for new credit requests.

Key risk appetite metrics
Component	Measure	Risk appetite	2021
Capital	CET1 ratio – end point basis	≥13.0%	15.8%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: (WPB)	≤0.50%	(0.06)%
	Change in expected credit losses and other credit impairment charges as a % of advances: wholesale (GBM, CMB)	≤0.45%	(0.10)%
Stress tests
We regularly conduct stress tests to assess the resilience of our balance sheet and our capital adequacy, as well as to provide actionable insights into how key elements of our portfolios may behave during crises. We use the outcomes to calibrate our risk appetite and to review the robustness of our strategic and financial plans, helping to improve the quality of management’s decision making. Stress testing analysis assists management in understanding the nature and extent of vulnerabilities to which the Group is exposed. The results from the stress tests also drive recovery and resolution planning to help enhance the Group’s financial stability under various macroeconomic scenarios. The selection of stress scenarios is based upon the identification and assessment of our top and emerging risks identified and our risk appetite.
In 2021, the Bank of England (‘BoE’) required all major UK banks to conduct a solvency stress test to assess whether the capital buffers that banks had built during the Covid-19 pandemic were sufficient to deal with a prevailing stress period. This exercise differed from previous BoE stress tests, which were used to determine the capital requirements for participating banks. The 2021 solvency stress test incorporated a ‘double dip’ scenario, whereby an economy faces a recession and then a partial or full recovery for a short period of time before entering a second recessionary period. Additionally, it represented an intensification of the macroeconomic shocks seen in 2020, with economic weaknesses persisting around the world, leading to ongoing weaknesses in global GDP.
We also conducted our own internal stress test, which explored the potential impacts of key vulnerabilities to which we are exposed, including geopolitical issues and the Covid-19 pandemic. The internal stress test considered the impacts of various risk scenarios across all risk types and on capital resources. The results of the internal stress test were shared with senior management, and showed that after taking appropriate actions, the Group would remain adequately capitalised.
In 2021, the Prudential Regulation Authority (‘PRA’) requested all major UK banks to run a climate-related stress test to explore the impacts of a set of scenarios: an early policy action, a late policy action and no additional policy action. To support the requirements for assessing the impacts of climate change, we have developed a set of capabilities to execute climate stress testing and scenario analysis. These are used to improve our understanding of our risk exposures for risk management and business decision making. In addition to the PRA requirements, we also delivered regulatory climate change stress testing exercises to a number of other regulators including the Hong Kong Monetary Authority and the Monetary Authority of Singapore. These have provided us with insights to identify appropriate areas of further development and actions to mitigate against the impact of climate change.

HSBC Holdings plc	37
Our operations
We remain committed to investing in the reliability and resilience of our IT systems and critical services that support all parts of our business. We do so to help protect our customers, affiliates and counterparties, and to help ensure that we minimise any disruption to services that could result in reputational and regulatory consequences. We continue to operate in a challenging environment in which cyber threats are prevalent. We continue to invest in business and technical controls to help defend against these threats.
We are making progress with the implementation of our business transformation plans, while seeking to ensure that we are able to manage safely the risks of the restructuring, which include execution, operational, governance, reputational, conduct and financial risks.
For further details on our risk management framework and risks associated with our banking and insurance manufacturing operations, see pages 171 and 172 respectively.

Risks related to Covid-19
A global vaccination roll-out in 2021 helped reduce the social and economic impact of the Covid-19 pandemic, although there has been significant divergence in the speed at which vaccines have been deployed around the world. By the end of 2021, high vaccination rates had ensured that many Covid-19-related restrictions on activity in developed markets had been lifted and travel constraints were easing. However, the emergence of the Omicron variant in late 2021 demonstrated the continued risk new variants pose. There remains a divergence in approach taken by countries to the level of restrictions on activity and travel in response to the pandemic. Such diverging approaches to future pandemic waves could prolong or worsen supply chain and international travel disruptions. A full return to pre-pandemic levels of social interaction across all our key markets is unlikely in the short to medium term.
Our ECL models continue to be impacted by the pandemic, as a result of the continued economic uncertainty caused by new Covid-19 variants. We continued to carry out enhanced monitoring of model outputs and use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers. In addition, we recalibrated certain key loss models to take into account the impacts of Covid-19 on critical model inputs. We also responded to complex conduct considerations and heightened risk of fraud related to the varying government support measures and restrictions. The continued economic uncertainty resulting from the pandemic could adversely impact our revenue assumptions, notably volume growth.
Our operations have been resilient throughout the pandemic. However, the operational support functions on which the Group relies are based in a number of countries worldwide, some of which have been particularly affected by the Covid-19 pandemic during 2021. As a result, business continuity responses have been implemented and the majority of service level agreements have been maintained in locations where the Group operates. We continue to monitor the situation closely, in particular in those countries and regions where Covid-19 infections are most prevalent and/or where travel restrictions are in place.

For further details on our approach to the risks related to Covid-19, see ‘Areas of special interest’ on page 167.

Geopolitical and macroeconomic risks
The macroeconomic, trade and regulatory environment has become increasingly fragmented, with the spread of new variants of Covid-19, alongside other factors, continuing to disrupt supply chains in several industries globally. It remains to be seen how supply chains will be impacted by the Omicron or other future variants. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and our customers. Against the backdrop of both a vaccine-led economic recovery and increasing inflationary pressures, interest rates generally rose during 2021. Central banks in developed markets have either begun, or are expected to soon begin, to raise benchmark rates in order to help ease inflationary pressures, although rates are expected to remain low by historical standards, as uncertainties over the economic outlook continue.
Market concerns remain about repercussions for the Chinese domestic economy from recent instability in its commercial real estate sector. Such repercussions may occur directly through financial exposures to the Chinese commercial real estate sector, or indirectly through the effect of a slowdown in economic activity in China and in the supply chain to the real estate sector. According to the Chinese government’s ‘three red lines’ framework used to govern the real estate sector, at 31 December 2021 we had no direct credit exposure to developers in the 'red' category, noting that deteriorating operating performance and challenging liquidity conditions were seen more broadly across the sector. We continue to monitor the situation closely, including potential indirect impacts, and seek to take mitigating actions as required.
In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15% from 2023. In January 2022, the UK government opened a consultation on how the UK plans to implement the rules. The impact on HSBC will depend on exactly how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2023. Separately, potential changes to tax legislation and tax rates in the countries in which we operate could increase our effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
Heightened tensions across the geopolitical landscape could also have implications for the Group and its customers. The relationship between the UK and the EU may come under further strain in 2022 with a number of potential areas of tension, notably the Northern Ireland Protocol, with possible repercussions for the operation of the EU-UK Trade and Cooperation Agreement. Diplomatic tensions between China and the US, and extending to the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, may affect the Group, creating regulatory, reputational and market risks. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has announced sanctions, trade restrictions and laws that could impact the Group and its customers.

38	HSBC Holdings plc

The financial impact on the Group of geopolitical risks in Asia is heightened owing to the strategic importance of the region in terms of profitability and prospects for growth. Business sentiment in some sectors in Hong Kong remains subdued, although the financial services sector has remained strong and has benefited from stable liquidity conditions.
Additionally, the US, the UK and the EU have threatened to expand sanctions significantly against Russia in response to an increasing risk of hostilities in Ukraine, which, together with any military conflict, could impact global markets as well as the Group and its customers. We continue to monitor developments and seek to manage the associated impacts on our customers and business.

For further details on our approach to geopolitical and macroeconomic risks, see ‘Top and emerging risks’ on page 148.

Climate risk
In 2021, the pace and volume of policy and regulatory changes and expectations increased, amid a global focus on formalising climate risk management, stress testing and scenario analysis and disclosures. We aim to manage climate risk across all our businesses in line with our Group-wide risk management framework. Our most material risks in terms of managing climate risk relate to corporate and retail client financing within our banking portfolio, but there are also significant responsibilities in relation to asset ownership by our insurance business and employee pension plans, as well as from the activities of our asset management business.
Climate change can have an impact across our risk taxonomy through both transition and physical channels. These have the potential to cause both idiosyncratic and systemic risks, resulting in potential financial and non-financial impacts for HSBC.
We continue to monitor the impacts of climate risk and accelerate the development of our climate risk management capabilities, through our dedicated climate risk programme. While financed emissions and other climate risk reporting has improved over time, data remains of limited quality and consistency. Developments in data and methodologies are expected to continue to help improve and enhance our measurement and reporting of climate risk and financed emissions.

For further details of our approach to climate risk management, see ‘Areas of special interest’ on page 167.

Ibor transition
During 2021, our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – continued to facilitate engagement with our clients, and finalise IT and operational changes necessary to enable an orderly transition from Ibors to RFRs, or alternative benchmarks, such as policy interest rates. Following the announcement by ICE Benchmark Administration Limited in March 2021 that the publication of the US dollar London interbank offer rate (‘Libor’) would be extended to 30 June 2023, the Group’s transition programme focused mainly on client engagement for sterling, Swiss franc, euro and Japanese yen Libor interest rates, as well as Euro Overnight Index Average (‘Eonia’). These interest rate benchmarks were all demised from the end of 2021 although six sterling and Japanese yen settings are currently being published under an amended methodology, commonly known as ‘synthetic’ Libor. Over 90% of legacy contracts referencing rates that were demised from the end of 2021 were transitioned prior to 31 December 2021. The programme continues to support customers with transitioning remaining contracts linked to these rates, as well as customers whose contracts are utilising ‘synthetic’ sterling or Japanese yen Libor rates. In 2022, the programme will focus on the transition of these remaining contracts in addition to the wider portfolio of US dollar Libor legacy contracts.
At 31 December 2021, our exposure to contracts referencing rates that were demised from the end of 2021 included: contracts that have been transitioned but are yet to reach the next subsequent relevant interest payment date; contracts where the Ibor rate exposure only arises at a future date; legacy Ibor contracts that included robust industry fallback provisions that were invoked after 31 December 2021; and a small proportion of so-called ‘tough legacy’ contracts which will either use a ‘synthetic’ Libor or a contractual fallback rate.
For any ‘tough legacy’ contracts we continue to work with our clients and investors with the aim of transitioning them to appropriate products and interest rates at the earliest opportunity. In the meantime, these contracts will be valued using the appropriate interest rate methodology.
The key risks associated with Ibor transition beyond 2021 are unchanged and include regulatory compliance risk, resilience risk, financial reporting risk, legal risk and market risk. For ‘tough legacy’ contracts, we closely monitor legal, resilience and regulatory compliance risks. For the US dollar legacy portfolio these risks continue to be actively managed and mitigated with a focus on ensuring that fair outcomes for our clients are achieved.
For further details on our approach to Ibor transition, see ‘Top and emerging risks’ on page 148.

Top and emerging risks
Our top and emerging risks identify forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect.
Top risks are those that have the potential to have a material adverse impact on the financial results, reputation or business model of the Group. We actively manage and take actions to mitigate our top risks, Emerging risks are those that while they could have a material impact on our risk profile were they to occur, are not considered immediate and are under regular review.

Our suite of top and emerging risks is subject to regular review by senior governance forums. In December 2021, we amended our top and emerging risks. ‘Environmental, social and governance’ replaced ‘Climate-related risks’ to cover the wider scope of climate, nature and human rights risks. ‘Digitalisation and technological advances’ was added as a new risk to capture the emerging strategic and operational risks associated with the advancement of technology.

HSBC Holdings plc	39

Risk	Trend	Mitigants
Externally driven
Geopolitical and macroeconomic risks	>	We monitor macroeconomic risks and risks posed by heightened tensions across the geopolitical landscape. We adopt procedures and controls based on an assessment of the potential impacts on our portfolios. We maintain heightened monitoring activities to identify sectors and customers experiencing financial difficulties from the Covid-19 pandemic. In light of geopolitical tensions, we assess those sectors likely to be particularly impacted by laws and regulatory actions resulting from such tensions.
Cyber threat and unauthorised access to systems	>	We help protect our customers and organisation by investing in our cybersecurity capabilities, helping us to execute our business priorities and grow safely. We focus on controls to prevent, detect and mitigate the impacts of persistent and increasingly advanced cyber threats. We closely monitor the continued dependency on widespread remote working and online facilities.

Regulatory compliance risk environment, including conduct	>	We monitor regulatory and wider industry developments closely and engage with regulators, as appropriate, to help ensure new regulatory requirements are implemented effectively and in a timely way, adjusting our policies, procedures and relevant controls as required. We keep abreast of the emerging regulatory compliance and conduct agenda. Current areas of focus include developments in areas such as ESG, operational resilience, digital and technology changes (including payments), how we are ensuring good customer outcomes (including addressing customer vulnerabilities), regulatory reporting and employee compliance.
Financial crime risk environment	>	We continued to support our customers as our financial crime landscape evolved due to the Covid-19 pandemic, and as geopolitical, socioeconomic and technological shifts occurred across our markets. We continued to make improvements to our financial crime controls as emerging risks were identified, and to invest in advanced analytics and artificial intelligence as key elements of our next generation of tools to fight financial crime.
Ibor transition	>
We remain focused on completing the system and product updates to support additional geographies in the transition of demising Libor benchmarks, in particular US dollar Libor. We continue to support the transition of all legacy contracts referencing demised and demising Ibor benchmarks, including from any sterling or Japanese yen contracts using ‘synthetic’ Libor. Throughout 2022, there will be an increasing focus on customer engagement for US dollar Libor-related transition activities.

Environmental, social and governance	^
ESG risk has increased owing to the pace and volume of regulatory developments globally, with the focus on formalising climate risk management, enhanced disclosures, and integration of other ESG risks such as nature-related risks and human rights. Some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to develop our approach and engage with our stakeholders on ESG risk.

Digitalisation and technological advances	^	We monitor advances in technology to understand how changes may impact our customers and business. We closely monitor and assess the potential for consequent financial crime and the resulting impact on payment transparency and architecture.
Internally driven
IT systems infrastructure and resilience	>	We monitor and improve IT systems and network resilience to minimise service disruption and improve customer experience. To support the business strategy, we continue to strengthen our end-to-end service management, build and deployment controls and system monitoring capabilities.
Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	>	We monitor workforce capacity and capability requirements in line with our published growth strategy. We have measures to support our people to work safely during the Covid-19 pandemic, and to integrate them back into the workplace as government restrictions ease. We monitor people risks that may arise due to business transformation to help manage redundancies sensitively and support impacted employees.
Risks arising from the receipt of services from third parties	>	We continually enhance our third-party risk management framework as our supply chain evolves, and to stay aligned to the latest regulatory expectations. We closely monitor for Covid-19-related impacts on the delivery of services to the Group, with businesses and functions taking appropriate action where needed.
Model risk management	>	We continue to strengthen our oversight of models and model risk controls. We are redeveloping our capital models to reflect the evolving regulatory requirements, and in some cases the potential effects from the Covid-19 pandemic. Ibor models impacted by the switch to new alternative risk-free rates are also being redeveloped. We enhanced the oversight of models used in financial reporting processes in light of the potential impacts from the uncertain external environment.
Data management	>	We protect our customers and organisation by making focused investments in capabilities that manage data risk. We focus on controls that manage data governance, usage, integrity, privacy and retention. During 2021, we refreshed our data strategy and continued to improve our approach to data risk management and reporting.
Change execution risk	>
We continue to monitor and manage our change execution risk, including our capacity and resources to meet the increased levels of change associated with the delivery of our strategic priorities and regulatory requirements. We are working to deliver sustainable change efficiently and safely, through the embedding of a change framework launched in May 2021.

^    Risk heightened during 2021
>    Risk remained at the same level as 2020

40	HSBC Holdings plc

This page is intentionally left blank

HSBC Holdings plc	41

Environmental, social and governance review

Our ESG review sets out our approach to our environment, customers, employees and governance. It also explains how we aim to achieve our purpose and deliver our strategy in a way that is sustainable and how we build strong relationships with all of our stakeholders.

43    Our approach to ESG
45    Environmental
66    Social
79    Governance

42	HSBC Holdings plc

Our approach to ESG
We are on a journey to incorporate environmental, social and governance principles throughout the organisation, as we have taken material steps to embed sustainability into our purpose and corporate strategy.

About the ESG review
Our purpose is: ‘Opening up a world of opportunity’.
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
We continue to make progress on our climate ambition to support our customers in their transition to net zero and a sustainable future, including through providing and facilitating sustainable finance and investment, as we set out on the following pages.
In May 2021, a climate change resolution proposed by the Board was backed by more than 99% of our shareholders at our Annual General Meeting (‘AGM’), including a commitment to set, disclose and implement a strategy with short- and medium-term targets to align our provision of finance with the goals and timelines of the Paris Agreement. It also included a commitment to publish a policy to phase out the financing of coal-fired power and thermal coal mining, by 2030 in the EU/OECD, and 2040 in all other markets.
We have disclosed our baseline financed emissions for two priority sectors – oil and gas, and power and utilities – and set targets to reduce on-balance sheet financed emissions in these sectors. In assessing financed emissions, we are focusing our analysis on those parts of the sectors that we believe are most material in terms of greenhouse gas emissions.
We are also working with peers and industry bodies to mobilise the financial system to take action on climate change, biodiversity and nature.
Through a series of surveys, we aim to listen to our customers to put them at the centre of our decision making. If things do go wrong, we aim to take action in a timely manner.
Our colleagues have needed to adapt at pace due to the impact of the Covid-19 pandemic. This has offered us the opportunity to rethink how our colleagues work, considering what worked well during the pandemic, and what challenges they face. Our future of work strategy will provide a framework through which we will implement hybrid working principles and adopt new technologies and working practices to enhance productivity, engagement and well-being.
We run a Snapshot survey every six months and report insights to our Group Executive Committee and the Board. We received 272,718 responses to our two Snapshot surveys in 2021, with record response rates. We will look to continue to focus on those aspects of the employee experience that we know to have the greatest impact on employee sentiment: fostering a healthy work-life balance, trust towards leadership, career progression opportunities and confidence in the company’s future.
We are on a journey to embed ESG principles across the organisation, including incorporating climate change-related risks within the risk framework, training our workforce, incorporating climate-related targets within executive scorecards, and engaging with customers and suppliers.
Environmental
•Since 2020, we have provided and facilitated $126.7bn of sustainable finance and investment towards our ambition of $750bn to $1tn by 2030.
•In line with the climate change resolution, we published our thermal coal phase-out policy. For the oil and gas sector, we target a 34% Mt CO2e reduction in oil and gas absolute on-balance sheet financed emissions by 2030, from a 2019 baseline. For the power and utilities sector, we target a 0.14 Mt CO2e/TWh power and utilities on-balance sheet financed emissions intensity, representing a 75% reduction from 2019.
Read more in the Environmental section on page 45.
Social
•We aim to be a top-three bank for customer satisfaction. Even though our performance, using the net promoter score, improved in many markets in which we operate, we still have work to do to improve our rank position against competitors, as some have accelerated their performance faster than us.
Read more in the Customers section on page 67.
•In 2021, 31.7% of women occupied senior leadership roles, with a target to achieve 35% by 2025. We have put in place important foundations to support our goal of doubling the number of Black employees in senior leadership roles by 2025.
•Employee engagement, which is our headline measure, remained unchanged in 2021 at 72% following a five-point increase from 2019 and was four points above benchmark.
Read more in the Employees section on page 70.
Governance
•Governance activities are managed through a combination of specialist governance infrastructure, and regular meetings and committees, where appropriate. We expect that our ESG governance approach will continue to develop, in line with our evolving approach to ESG matters and stakeholder expectations.
•In seeking to safeguard the financial system, we monitor on average over 1.1 billion transactions each month for signs of financial crime.

Read more in the Governance section on page 79.

43	HSBC Holdings plc

How we decide what to measure
We listen to our stakeholders in a number of different ways, which we set out in more detail within the ESG review. We use the information they provide us with to identify the issues that are most important to them and consequently also matter to our own business.
Our ESG Committee (previously the ESG Steering Committee) and other relevant governance bodies regularly discuss the new and existing themes and issues that matter to our stakeholders. Our management team then uses this insight, alongside the framework of the ESG Guide (which refers to our obligations under the Environmental, Social and Governance Reporting Guide contained in Appendix 27 to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited), and other applicable laws and regulations to choose what we measure and publicly report in this ESG review.
Under the ESG Guide, ’materiality’ is considered to be the threshold at which ESG issues become sufficiently important to our investors and other stakeholders that they should be publicly reported. We are also informed by stock exchange listing and disclosure rules globally. We know that what is important to our stakeholders evolves over time and we plan to continue to assess our approach to ensure we remain relevant in what we measure and publicly report.
Recognising the need for a consistent and global set of ESG metrics, we started to report against the core World Economic Forum (‘WEF’) ‘Stakeholder Capitalism Metrics’ within the Annual Report and Accounts 2021 for the first time.
Consistent with the scope of financial information presented in our Annual Report and Accounts, the ESG review covers the operations of HSBC Holdings plc and its subsidiaries. Given the relative immaturity of the ESG data in general, we are on a continuous journey to ensure completeness and robustness.

For further information on our approach to reporting, see the ‘Additional information’ section on page 1b.

Our reporting around ESG
We report on ESG matters within this ESG review and throughout our Annual Report and Accounts, including the 'How we do business' section of the Strategic Report (pages 15 to 20), this ESG review (pages 43 to 88), and the ‘Climate-related risks’ section of our Risk review (pages 167 to 171). In addition, we have other supplementary materials, including our ESG Data Pack, which provides a more granular breakdown of ESG information.

Detailed data	Additional reports	Indices
ESG Data Pack	UK Pay Gap Report 2021 Modern Slavery and Human Trafficking Statement 2021	SASB Index 2021 WEF Index 2021
For further details of our supplementary materials, see our ESG reporting centre at www.hsbc.com/esg.

We have changed how we are presenting our TCFD disclosures
Our overall approach to TCFD can be found on page 19 and additional information is included on page 63. Further details, which last year were presented in a separate supplement, have been embedded in this section and the Risk review section on pages 167 to 171.

Assurance relating to ESG data
We recognise the importance of ESG disclosures and the quality of data underpinning it. Certain aspects of our ESG disclosures are subject to independent assurance and we will continue to enhance our approach in line with external expectations.

For 2021, ESG data is subject to stand-alone third-party limited assurance reports in accordance with International Standard on Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ and, in respect of the greenhouse gas emissions, in accordance with International Standard on Assurance Engagements 3410 ‘Assurance engagements on greenhouse gas statements’, issued by the International Auditing and Assurance Standards Board, on the following specific ESG-related metrics:

•our Green Bond Report 2021 (published in December 2021);
•our 2019 baseline for financed emissions related to our climate change resolution (see page 48);
•our own operations’ scope 1, 2 and 3 (business travel) greenhouse gas emissions data (see page 52); and
•our progress towards our ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment (see page 53).

Our data dictionaries and methodologies for preparing the above ESG-related metrics and third-party limited assurance reports can be found on: www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

44	HSBC Holdings plc

Environmental
We are accelerating new solutions to the climate crisis and supporting the transition of industries and markets to a net zero future, moving to net zero ourselves as we help our customers do so too.
At a glance
Our climate ambition
Our net zero ambition represents one of our four strategic pillars. At the core of it is an ambition to support our customers on their transition to net zero, so that the greenhouse gas emissions from our portfolio of clients reaches net zero by 2050. We also aim to be net zero in our operations and supply chain by 2030.
We aim to provide and facilitate $750bn to $1tn of sustainable finance and investment to support our customers in their transition to net zero and a sustainable future by 2030. To support our ambition of net zero financed emissions, unlocking transition finance for our portfolio of clients will be crucial.
As we describe in the following pages, we have set on-balance sheet financed emissions targets for the oil and gas, and power and utilities sectors, aligned to the IEA’s net zero scenario, underpinned by a clear science-based strategy.
Our approach to climate risk
We recognise that to achieve our climate ambition we need to further enhance our approach to managing climate risk. We have established a dedicated programme to develop a strong climate risk management capability.
We manage climate risks in line with our risk management framework and three lines of defence model. We also use stress testing and scenario analysis to assess how these risks will impact our customers, business and infrastructure. This approach gives the Board and senior management visibility and oversight of the climate risks that could have the greatest impact on HSBC, and helps us identify opportunities to deliver sustainable growth in support of our climate ambition. For further details on our approach to climate risk management, see Environmental, social and governance risk on page 149 and Climate-related risks on page 167.
Impact on financial statements
We have assessed the impact of climate risk on our balance sheet and have concluded that there is no material impact on the financial statements for the year ended 31 December 2021. We considered the impact on expected credit losses, classification and measurement of financial instruments, our owned properties, as well as our long-term viability and going concern.
During the year we also conducted a stress test to understand the impact of climate risk. While the focus of the exercise was solely on banking book impairments and RWAs, no issues were identified regarding the going concern status of the Group. For further details on how climate risk can impact HSBC in the medium to long term, including credit risk, see page 167.

In this section
Our climate ambition	Becoming a net zero bank	We aim to achieve net zero in our financed emissions by 2050, and in our own operations and supply chain by 2030.	Page	46
	Measuring our financed emissions	In delivering our financed emissions ambition, we have initially focused on the oil and gas, and power and utilities sectors.	Page	47
	Our approach to our own operations	We aim to reduce energy consumption by 50% by 2030, against a 2019 baseline.	Page	51
	Supporting customers through transition	Our ability to finance the transformation of businesses and infrastructure is key to building a sustainable future for our customers and society.	Page	53
	Unlocking climate solutions and innovations	We are working closely with a range of partners to accelerate investment in natural resources, technology and sustainable infrastructure.	Page	55
	Biodiversity and natural capital strategy	By addressing nature-related risks and investing in nature, we have an opportunity to accelerate the transition to net zero.	Page	55
Our approach to climate risk	Managing risk for our stakeholders	We manage climate risk across all our businesses in line with our Group-wide risk management framework.	Page	56
	Insights from scenario analysis	Enhancing our climate change stress testing and scenario analysis capability is crucial in identifying and understanding climate-related risks and opportunities.	Page	57
	Our approach to sustainability policies	Our sustainability risk policies seek to ensure that the financial services that we provide to customers do not contribute to unacceptable impacts on people or the environment.	Page	62
Our approach to climate reporting	Task Force on Climate-related Financial Disclosures (‘TCFD’)	Our TCFD index provides our responses to each of the 11 recommendations and summarises where additional information can be found.	Page	63

45	HSBC Holdings plc

Our climate ambition
Becoming a net zero bank
We are committed to a net zero future. We recognise that our planet urgently needs drastic and lasting action to protect our communities, businesses and the natural environment from the damaging effects of climate change.
The Paris Agreement aims to limit the rise in global temperatures to well below 2°C, preferably to 1.5°C, compared with pre-industrial levels. To limit the rise in global temperatures to 1.5°C, the global economy would need to reach net zero greenhouse gas emissions by 2050. Our ability to steer finance for the transformation of businesses and infrastructure will be key in helping to enable the transition to a net zero global economy.
We believe we can make the most significant impact by working with our customers to support their transition to a net zero future. We aim to align our financed emissions to net zero by 2050 or sooner.
We intend to set targets on a sector by sector basis that are consistent with net zero outcomes by 2050. In assessing financed emissions, we focus on those parts of the sector that are most material in terms of greenhouse gas emissions, and where we believe engagement and climate action have the greatest potential to effect change, taking into account industry and scientific guidance.
As an asset manager, we will work towards the target of net zero emissions across all assets under management by 2050 or sooner.
Our ambition is to become net zero in our operations and supply chain. This covers our direct and indirect greenhouse gas emissions, known as scope 1, 2 and 3 emissions. As well as transforming our own operations and supply chain to net zero across our own organisation by 2030, we are asking our suppliers to do the same.
The next two sections provide further details on how we are measuring our progress on our financed emissions ambition and the progress made to date on our own operations and supply chain.
The diagram below shows how these ambitions map to our scope 1, 2 and 3 emissions.
Explaining scope 1, 2 and 3 emissions
To measure and manage our carbon emissions, we follow the Greenhouse Gas Protocol global framework, which identifies three scopes of emissions. Scope 1 represents the direct emissions we create. Scope 2 represents the indirect emissions resulting from the use of electricity and energy to run a business. Scope 3 represents indirect emissions attributed to upstream and downstream activities taking place to provide services to customers. Our upstream activities include business travel and emissions from our supply chain including transport, distribution and waste. Our downstream activities include those related to investments and financed emissions.
For further details, see our ESG Data Pack at www.hsbc.com/esg.

Our own operations and supply chain			Our financed emissions
Scope 2 Indirect	Scope 3 Indirect	Scope 1 Direct	Scope 3 Indirect

Electricity, steam heating and cooling	Employee commuting[1]	Company facilities
Investments and financed emissions
Business travel
Company vehicles
Supply chain

Upstream activities		HSBC Holdings	Downstream activities
1 HSBC - sponsored shuttles only

Supporting an energy provider through the transition
In March 2021, Air Liquide S.A., a French multinational specialised in gases, technologies and services, presented its plan to achieve carbon neutrality by 2050. The company has placed the use of a competitive low-carbon hydrogen offering at the cornerstone of its energy transition ambition, while aiming to decarbonise its production assets. We aim to support our clients through the transition. In May, we acted as a joint bookrunner for Air Liquide Finance’s inaugural green bond and helped them to raise €500m, which will be dedicated to eligible sustainable projects including hydrogen, biogas, carbon capture, air gases, energy efficiency and green buildings in accordance with its sustainable finance framework.

46	HSBC Holdings plc

Measuring our financed emissions
We announced our ambition to become a net zero bank in October 2020, including an aim to align our financed emissions to net zero by 2050 or sooner. In May 2021, shareholders approved a climate change resolution at our AGM that commits us to set, disclose and implement a strategy with short- and medium-term targets to align our provision of finance with the goals and timelines of the Paris Agreement.
Our analysis of financed emissions considers on-balance sheet financing, including project finance and direct lending, as well as financing we help clients access through capital markets activities. Given the different nature of these two forms of financing, we distinguish between ‘on-balance sheet financed’ and ‘facilitated’ emissions where necessary in our reporting. Our analysis covers financing from both Global Banking and Markets, and Commercial Banking.
Financed emissions link the financing we provide to our customers and their activities in the real economy, and helps provide an indication of the greenhouse gas emissions associated with those activities. They form part of our scope 3 emissions, which include emissions associated with the use of a company’s products and services.
Our initial disclosures
We started with measuring our financed emissions for two emissions-intensive sectors: the oil and gas, and power and utilities sectors. On the following pages, we report on the results of our analysis for these two sectors. We plan to measure and report on an annual basis, and intend to extend our analysis in our Annual Report and Accounts 2022 and related disclosures.
Our analysis relies on data disclosed by our customers and other sources that may result in a time lag of one year or longer. We chose to use 2019 data as the basis for our initial disclosures, having taken into consideration potential distortions to economic activity caused by the Covid-19 pandemic during 2020.
The following pages also set out our initial 2030 targets to align our on-balance sheet financed emissions for the oil and gas, and power and utilities sectors to the International Energy Agency’s (‘IEA’) net zero emissions by 2050 scenario. The scenario provides a science-based decarbonisation pathway for the global economy that is consistent with a 1.5°C global warming target.
In developing our approach, we engaged with industry initiatives to help formulate our methodology for assessing and measuring financed emissions. In 2021, we were one of 43 founding members of the Net-Zero Banking Alliance (‘NZBA’), which seeks to reinforce, accelerate, and support the implementation of decarbonisation strategies for the banking sector. We also joined the Partnership for Carbon Accounting Financials (‘PCAF’), which seeks to define and develop greenhouse gas accounting standards for financial institutions.
What is included in our analysis
In 2021, we assessed our financed emissions related to the oil and gas, and power and utilities sectors using 2019 data. We believe these sectors are most material in terms of emissions, and are where we believe engagement and climate action have the greatest potential to effect change.
For the oil and gas sector, we focused on upstream companies, and integrated or diversified energy companies. Our assessment of this portfolio included scope 1, 2 and 3 greenhouse gas emissions of financed counterparties. By focusing on upstream and diversified energy producers, and including scope 3 greenhouse gas emissions, we believe we are accounting for the majority of emissions across the sector. These include emissions associated with the ultimate use of oil and gas products as a fuel source. We have excluded midstream and downstream companies within the sector to limit double-counting and to concentrate engagement with customers whose products contribute most to greenhouse gas emissions in the global economy.
For the power and utilities sector, our analysis focused on upstream power generation companies, including scope 1 and 2 greenhouse gas emissions of financed counterparties. We believe power generation is where the majority of sector emissions occur through the use of fossil fuel as a source of energy. In analysing the power and utilities sector, we did not take account of scope 3 greenhouse gas emissions because we believe them to be immaterial. We believe upstream power producers have the most potential to reduce greenhouse gas emissions by shifting to renewables and other sources of low-emissions power generation.
Regarding the different types of greenhouse gas measured, we include CO2 and methane (measured in CO2e) for the oil and gas sectors, and CO2 only for the power and utilities sector due to data availability and emissions materiality.
To calculate on-balance sheet financed emissions, we used drawn balances at 31 December 2019 related to wholesale credit and lending, which included business loans, trade and receivables finance, and project finance as the value of finance provided to customers in our analysis. We only included facilities with an original duration of 12 months or longer having considered industry guidance. We plan to continue to review the scope of facilities included in our analysis and update our approach following industry guidance.
For facilitated emissions, we used the apportioned value of underwriting for debt and equity issuances and syndicated loans as the proportion of funds provided to companies. We refer to these collectively as capital markets activities. Although we applied a similar methodology to assess facilitated and on-balance sheet financed emissions, using PCAF guidance as our foundation, we expect to continue to report them separately for transparency.

Sector	Value chain in scope
Oil and gas	Upstream (e.g. extraction)	Midstream (e.g. transport)	Downstream (e.g. fuel use)	Integrated/ diversified	Included in analysis

Power and utilities	Upstream (e.g. generation)	Midstream (e.g. transmission and distribution)		Downstream (e.g. retail)

47	HSBC Holdings plc

Measuring our financed emissions continued
Our analysis of oil and gas, and power and utilities portfolios
The table below summarises the results of our assessment of financed emissions using 2019 data. It indicates the emissions associated with our financing activities in terms of both absolute emissions and emissions per unit of output relevant to each sector. The table also includes the PCAF data quality scores for the various components of our analysis, as explained further in the box on this page.
From our analysis, total absolute on-balance sheet financed emissions associated with our oil and gas portfolio were more than three times greater than those from power and utilities. Similarly, the emissions associated with each dollar invested, or economic intensity, for our oil and gas portfolio is more than triple that of our power and utilities portfolio. More than 80% of on-balance sheet financed emissions for our oil and gas portfolio were attributed to our customers’ scope 3 emissions.
We found that data quality scores varied across the different components of our analysis, although not significantly. For the oil and gas portfolio, data quality scores for scope 3 emissions were found to be slightly higher due to lower availability of reported data. Differences between the data quality scores for on-balance sheet financed and facilitated emissions reflect the different composition of the customers and weighting of finance provided in each portfolio.
Notes on data and methodology
PCAF provides guidance on how to assess and disclose greenhouse gas emissions associated with loans and investments. It also provides a common approach for addressing variability in the data available to assess emissions.
We applied PCAF’s data quality score to the sources of data we used to determine counterparty emissions. The PCAF scores can be seen in the table below.
The majority of our clients do not yet report the full scope of greenhouse gas emissions included in our analysis, in particular scope 3 emissions. In the absence of client-reported emissions, we estimated emissions using proxies based on company production and revenue figures. We validated data inputs used in our analysis with the global relationship managers for the top clients ranked by financed emissions and covering a significant majority of total financed emissions for each sector portfolio. Although we sought to minimise the use of non-company specific data, we applied industry averages in our analysis where company-specific data was unavailable.
The methodology and data used to assess financed emissions and set targets is new and evolving, and we expect industry guidance, market practice, and regulations to continue to change. We plan to refine our analysis using the data sources and methodologies available for the sectors we analyse, including, among others, the Science Based Targets initiative (‘SBTi’) and the Paris Agreement Capital Transition Assessment (‘PACTA’) methodology. We expect our data quality scores to improve over time as companies continue to expand their disclosures to meet growing regulatory and stakeholder expectations.
Our initial set of baselines and targets may require updating as data availability changes over time and methodology and climate science evolve. We plan to report financed emissions and progress against our targets annually and seek to be transparent in our disclosures about the methodologies applied. However, financed emissions figures may not be reconcilable or comparable year-on-year and targets may require re-evaluation.
For further details of our approach and methodology, see our Financed Emissions – Approach and Methodology Update at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
Financed emissions using 2019 data

	Absolute emissions[1]		Emissions intensity[2]	PCAF data quality scores[3]
	Scope 1–2	Scope 3	Physical intensity (per unit of output)	Scope 1–2	Scope 3
On-balance sheet financed emissions — wholesale credit lending and project finance (2019)[4,5]
Oil and gas	6.0 †	29.8 †	68.4	2.9 †	3.4 †
Power and utilities	10.1 †	N/A	0.55	3.0 †	N/A
Facilitated emissions — capital markets (2019)[6]
Oil and gas	3.9 †	25.6 †	70.7	2.4 †	2.9 †
Power and utilities	4.4 †	N/A	0.36	3.5 †	N/A
1 Absolute emissions are measured by million tonnes of carbon dioxide equivalent (‘Mt CO2e’).
2 For the oil and gas portfolio, physical emissions intensity is measured in million tonnes of carbon dioxide equivalent per exajoule (‘Mt CO2e/EJ’); for the power and utilities sector, it is measured in million tonnes of carbon dioxide equivalent per terawatt hour (‘Mt CO2e/TWh’).
3 PCAF scores where 1 is high and 5 is low. This is a weighted average score based on loans/advances for on-balance sheet financed emissions, and apportioned value for facilitated emissions.
4 Total loans and advances analysed in 2019 were $23.5bn, comprising $12.3bn for the oil and gas sector, and $11.2bn for the power and utilities sector, representing 1.8% and 1.6% respectively of wholesale credit and lending and project finance at 31 December 2019. This compares with a total wholesale loan exposure of 7% for these two sectors overall, as reported in our TCFD disclosures for 2019, which covered the full value chain and all financing activities. On-balance sheet economic intensity for the oil and gas sector was 2.9 Mt CO2e/$bn, and for power and utilities it was 0.9 Mt CO2e/$bn.
5 For the oil and gas sector, the value chain analysed covers upstream and integrated/diversified operations. For the power and utilities sector, the value chain analysed covers upstream operations.
6 Total capital markets activities analysed in 2019 was $21.1bn, comprising $15.4bn for oil and gas, and $5.7bn for power and utilities.

† Data is subject to third-party limited assurance in accordance with International Standard on Assurance Engagements 3410. ‘Assurance engagements on greenhouse gas statements’. For further details, see our Financed Emissions Methodology and third-party limited assurance reports, which are available at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

48	HSBC Holdings plc

Measuring our financed emissions continued
Our oil and gas, and power and utilities targets
We have defined targets to 2030 for the on-balance sheet financed emissions of our oil and gas, and power and utilities portfolios, as set out below. These are aligned with global sector decarbonisation pathways set out by the IEA in its net zero emissions by 2050 scenario. For facilitated emissions, we are supporting efforts to establish an industry standard. When this becomes available, we intend to refresh our analysis and set interim targets. The methodology for targets is set out in our Financed Emissions Methodology, which is available at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
For the oil and gas sector, we target a reduction of 34% in absolute on-balance sheet financed emissions by 2030, using 2019 as our baseline. Our target is equal to the percentage reduction that the IEA indicates in its scenario for global sector emissions to 2030 from a 2019 baseline. We chose to use an absolute emissions metric in order to reflect a direct link to reducing greenhouse gas emission in the real economy. Our on-balance sheet financed emissions for 2019 was 35.8 million tonnes of carbon dioxide equivalent (‘Mt CO2e’).
For the power and utilities sector, we target an on-balance sheet financed emissions intensity of 0.14 million tonnes of carbon dioxide equivalent per terawatt hour (‘Mt CO2e/TWh’) by 2030. Our emissions intensity target is equal to the global sector average emissions intensity for 2030 set out by the IEA, and represents a 75% reduction compared with our baseline of 0.55 Mt CO2e/TWh for 2019. We chose to use an emissions intensity metric, rather than absolute emissions, as the basis for our 2030 target for the power and utilities portfolio to reflect the need to reduce global greenhouse gas emissions from power generation while also meeting the anticipated increase in electricity demand. Electrification is central to the transition pathways for transport, heating, and other economic activities. This will require scaling up investment and financing for renewable and other low-emission sources of electricity to meet demand.
Our approach to target setting is in line with industry guidance on assessing portfolio alignment, including from – among others – the NZBA and the Financial Services Taskforce (‘FSTF’). Our approach does not rely on purchasing offsets to achieve any financed emissions targets we set.
In selecting a reference scenario to assess alignment to net zero, we reviewed the IEA’s net zero emissions by 2050 scenario against other available science-based 1.5°C scenarios. We believe it provides the greatest level of detail for assessing alignment across relevant sectors at a global level. Choosing this scenario allows us to make comparisons of our portfolio targets with other banks and peers who use this same scenario.
We have used the global decarbonisation pathway set out by the IEA’s net zero emissions by 2050 scenario by sector as the reference for setting targets for our oil and gas, and power and utilities portfolios. The IEA’s net zero emissions by 2050 scenario does not currently provide decarbonisation pathways at a regional level. We completed analysis to help ensure a global pathway is relevant for our financing portfolio and we will continue to assess this as further information becomes available over time. For further details on the IEA net zero by 2050 scenario, see www.iea.org/reports/net-zero-by-2050.

Oil and gas - absolute emissions (Mt CO2e)
Mt CO2e
40
35
30
25
20
15
10
5
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
HSBC 2019 on-balance sheet financed emissions baseline
IEA Net Zero Emissions by 2050 scenario

Target 34% reduction by 2030 from 2019

Power and utilities - emissions intensity (Mt CO2e/TWh)
Mt CO2e/TWh
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
HSBC 2019 on-balance sheet financed emissions baseline
IEA Net Zero Emissions by 2050 scenario

Target 0.14 Mt CO2e/TWh by 2030, representing 75% reduction from 2019

Helping to power a European first
We used our global reach and local expertise to attract a diverse base of international and domestic investors in March 2021 when Greece’s largest power producer issued a €650m high-yield sustainability-linked bond – a first for Europe. We acted as joint global coordinator and left-lead bookrunner on the bond, which committed Public Power Corporation to reducing its carbon emissions by 40% by the end of 2022, or face higher financing costs. We were also ratings adviser and ESG structuring adviser supporting the company in achieving an improved sustainability performance target, measured using a Sustainalytics rating. Public Power Corporation has committed to end its reliance on lignite – low-grade brown coal – plants over the next few years and significantly boost its solar and wind power capacity.

49	HSBC Holdings plc

Measuring our financed emissions continued
Embedding financed emissions analysis into our business
Our net zero ambition is underpinned by our relationships with customers and collective engagement, so that we are able to support our customers to take action to address climate change in their own activities.
To achieve this, we aim to embed how we manage and assess financed emissions within our financing portfolios to provide a basis for informing client engagement and business management decisions from a climate perspective.
There are three key components we are undertaking to achieve these objectives.
•We are placing climate and sustainability at the centre of our engagement with customers, and in particular those customers with the greatest potential to effect change.
•We are seeking to support our customers in their transition to net zero and a sustainable future. We aim to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030 (see page 53).
•We are working to embed financed emissions considerations into our business activities and culture. Our global businesses have had active roles alongside our Corporate Sustainability, Global Risk and Compliance, and Global Finance functions in developing our financed emissions approach in 2021. Collaboration across the organisation will continue to be essential. This includes plans to strengthen our climate data and analytics capability to inform decision making and portfolio management, as well as expanding the resources to support business engagement.
As part of our annual disclosures for the year ending 31 December 2022, we plan to report baseline financed emissions and targets for the following sectors: coal mining; aluminium; cement; iron and steel; and transport (including automotive, aviation and shipping). We expect to also report on the agriculture, and commercial and residential real estate sectors in our annual disclosures for the year ending 31 December 2023 at the latest, following baseline analysis for these sectors.
In 2022 we will begin work on our climate transition plan, which will bring together – in one place – how we plan to embed our 2050 and 2030 net zero targets into the Group’s strategy, processes, policies and governance. We plan to publish this in 2023, and update on progress annually thereafter as part of our annual disclosures.
The transition to a net zero global economy has implications for our customers across industries and geographies. It introduces new risks that need to be managed, as well as opportunities. Given our global presence and relationships with clients across industries and customer groups, we recognise the role we can play in helping catalyse this change.
Financed emissions targets to 2030

	Target metric	Our 2019 baseline	Our 2030 targets[1]
Oil and gas	Absolute emissions (Mt CO2e)2	35.8	34%
			Mt CO2e reduction in oil and gas absolute on-balance sheet financed emissions
Power and utilities	Physical emissions intensity (Mt CO2e/TWh)3	0.55	0.14
			Mt CO2e/TWh power and utilities on-balance sheet financed emissions intensity, representing 75% reduction from 2019
1 Our 2030 targets are based on IEA net zero emissions by 2050 scenario references. The methodology for targets is set out in our Financed Emissions Methodology, which is available at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
2 For oil and gas, the IEA indicates in its scenario a reduction of 34% in global sector scope 1,2 and 3 emissions (Mt CO2e) to 2030 from a 2019 baseline.
3 For power and utilities, the IEA indicates a global sector scope 1 and 2 emissions intensity at 2030 of 0.14 Mt CO2e/TWh electricity produced.
Steering the automobile transition
We have been working with Ford Motor Co. towards its sustainability goals with two sustainability-linked transactions in 2021. In September, we supported Ford as it extended its revolving credit facilities worth a combined $15.5bn. Ford amended the credit facilities to include sustainability-linked targets, which included lower emissions from global manufacturing facilities and reduced exhaust emissions from passenger vehicles sold in Europe.
In November, we also acted as a joint lead manager on Ford’s $2.5bn inaugural 10-year green bond under its new sustainable finance framework. This framework targets investments in clean transportation, clean manufacturing, advancing economic opportunity and equity for underrepresented and/or disadvantaged populations and community revitalisation.

50	HSBC Holdings plc

Our approach to our own operations
Part of our ambition to be a net zero bank is to achieve net zero carbon emissions in our operations and supply chain by 2030 or sooner.
Reduce, replace and remove
We have three elements to our strategy: reduce, replace and remove. We plan to first focus on reducing carbon emissions from consumption, and then replacing remaining emissions with low-carbon alternatives in line with the Paris Agreement. We plan to remove the remaining emissions that cannot be reduced or replaced by procuring, in accordance with prevailing regulatory requirements, high-quality offsets at a later stage.
Our energy consumption
In October 2020, we announced our ambition to reduce our energy consumption by 50% by 2030, against a 2019 baseline. To do this, we plan to reduce our energy consumption by optimising the use of our real estate portfolio.
In 2017, we announced our ambition to achieve 100% renewable power across our operations by 2030, joining other global companies in the RE100 initiative. In 2021, 37.5% of our electricity was renewable, mainly due to our power purchase agreements of wind and solar energy in the UK, Mexico and India. As part of this energy replacement strategy, in September 2021, we signed our fourth power purchase agreement for the UK. This agreement, which will support the development of the Sorbie Wind Farm project in Ayrshire, south-west of Glasgow, will result in approximately 90% of our UK electricity being sourced from such renewable projects (for further details, see page 19). We continue to look for opportunities to procure green energy in each of our markets. A key challenge is the limited opportunity to pursue power purchase agreements or green tariffs in key markets due to regulations.
We are considering the impact on our emissions from our colleagues working from home during the Covid-19 pandemic, and in the future, as they embrace more flexible ways of working. Using the EcoAct methodology, we calculated the emissions of our colleagues working from home was 4% of total electricity emissions in 2021. This only includes energy consumption from the IT equipment and lighting. We do not report employee home working emissions in our scope 1 and 2 performance data.
Business travel and employee commuting
Our travel emissions continued to reduce in 2021 as a result of ongoing international travel restrictions caused by the pandemic. As international travel gradually resumes, we will update our internal policies with the aim to halve travel emissions by 2030, compared with pre-pandemic levels. We will continue to encourage the use of technological solutions where possible to provide connectivity with colleagues and customers. To ensure we are following best practices, we updated our air travel reporting methodology in 2021 to include cabin class and indirect climate change effects in our travel emission calculations.
We continue to pursue the reduction of vehicles we use in our global markets, and accelerate the use of electric vehicles.
Focus on natural resources
Alongside our net zero operations ambition, our aim is to be a responsible consumer of natural resources. Building on the success of our previous operational environmental strategy, we are identifying the key opportunities where we can lessen our wider environmental impact over the coming decade. We plan to set interim and 2030 global targets to maintain short-term momentum while also changing behaviour through ambitious long-term goals.

Our environmental and sustainability management policies
Our buildings policy recognises that regulatory and environmental requirements vary across geographies and may include environmental certification. The policy is supported by Corporate Services procedures on environmental and sustainability management, ensuring HSBC's properties continually reduce their overall direct impact on the environment. Detailed design considerations documented in our Global Engineering Standards aim to reduce or avoid depletion of critical resources like energy, water, land, and raw materials. Suppliers are required to adhere to strict environmental management principles and reduce their impact on the environment in which they operate.

Our presence in environmentally sensitive areas
As a global organisation, our branches, offices and data centres may be located in – or near – areas of water stress and/or protected areas of biodiversity, as we support our customers and communities in these locations.
Approximately 28% of our global offices, branches and data centres are located in areas identified as being subject to high and very high water stress, accounting for 37% of our annual water consumption. These are predominantly urban or city centre locations with large, concentrated populations. Our industry is a low user of potable water, and we have implemented measures to further reduce water consumption through the installation of flow restrictors, auto-taps and low or zero flush sanitary fittings.
In addition, 1.7% of our global office, branch and data centre portfolio lies in protected areas and areas of biodiversity. We strive through our design, construction and operational standards to ensure that, where possible, our premises do not adversely affect the environment or natural resources in these areas.

51	HSBC Holdings plc

Our approach to our own operations continued
Engaging with our supply chain
As the majority of our emissions are within our supply chain, we know we cannot achieve our net zero goal without our suppliers joining us on our journey.
In 2020, we began the three-year process of encouraging our largest suppliers to make their own carbon commitments, and to disclose their emissions via the CDP supply chain programme. The target for 2021 was for suppliers representing 45% of total supplier spend to have completed the CDP questionnaire. In total, suppliers representing 51.2% of total supplier spend completed the CDP questionnaire.
We will continue to engage with our supply chain with the aim of increasing the response rate, and have expanded the scope of our engagement with the CDP programme for 2022.
This engagement has allowed us to work on a new supply chain emissions methodology using actual supplier data. While substantial progress has been made, this methodology requires further refinement before it is ready to be disclosed.
Our aim is to use real supplier data where we have it through our engagement with the CDP programme. Where we do not have CDP data for suppliers, we will use industry averages and spend data to define the contribution to our supply chain emissions.
In 2021, we also updated our supplier selection process to include carbon emissions questions in new commercial engagements. This signals to our suppliers the importance we place in the transition to net zero, from the start of the engagement.

Working with our Cloud partners
Using Cloud technologies is one of the ways we are reducing our IT carbon footprint. Our Cloud providers run more efficiently than our own data centres due to the lower impact of shared resources. In 2021, we engaged with our Cloud partners to improve our understanding of our carbon footprint on Cloud, and collaborate towards more efficient applications. Our partners also continue to assist in the education of our internal IT colleagues by delivering sustainability learning sessions, and sharing research and experience.

Our greenhouse gas emissions in 2021
We report our emissions following the Greenhouse Gas Protocol, which incorporates the scope 2 market-based emissions methodology. We report greenhouse gas emissions resulting from the energy used in our buildings and employees’ business travel. Due to the nature of our primary business, carbon dioxide is the main type of greenhouse gas applicable to our operations. While the amount is immaterial, our current reporting also incorporates methane and nitrous oxide for completeness. We do not report employee home working emissions in our scope 1 and 2 performance data. Our environmental data for our own operations is based on a 12-month period to 30 September.

In 2021, we continued to decrease our emissions, achieving a 50.3% reduction compared with our 2019 baseline. This was mainly attributed to travel restrictions and the reduction of usage of our buildings due to the Covid-19 pandemic. We also implemented over 700 energy conservation measures that amounted to an estimated energy avoidance in excess of 14.9 million kWh.
In 2021, we collected data on energy use and business travel for our operations in 28 countries and territories, which accounted for approximately 92% of our FTEs. To estimate the emissions of our operations in countries and territories where we have operational control and a small presence, we scale up the emissions data from 92% to 100%. We then apply emission uplift rates to reflect uncertainty concerning the quality and coverage of emission measurement and estimation. This is consistent both with the Intergovernmental Panel on Climate Change’s Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories and our internal analysis of data coverage and quality. For further details on our methodology, our third-party assurance report and relevant environment key facts, see our ESG Data Pack at www.hsbc.com/esg.

Greenhouse gas emissions in tonnes CO2e
		2021	2020 [2]
Total	↓	341,000	444,000
Scope 1 – direct[1]	↑	22,000	20,000
Scope 2 – indirect[1]	↓	307,000	343,000
Scope 3 – indirect (Upstream activities – business travel only)[1]	↓	12,000	81,000
Included energy UK	↑	10,000	8,000

Greenhouse gas emissions in tonnes CO2e per FTE
		2021	2020 [2]
Total	↓	1.52	1.93

Energy consumption in kWh in ‘000s
		2021	2020
Total Group	↓	833	928
UK only	↓	227	247

Greenhouse gas emissions (total and FTE)2

1 Data in 2021 is subject to third-party limited assurance in accordance with International Standard on Assurance Engagements 3410 ‘Assurance engagements on greenhouse gas statements’. For further details, see GHG Reporting Guideline 2021 and third-party limited assurance report at www.hsbc.com/our-approach/esg-information/esg-reporting-and-policies.
2 Data for 2019 and 2020 has been revised as we have updated our air travel reporting methodology to include the cabin class travel and the impact of radiative forces. The emissions of HSBC's vehicle fleet were reported under scope 3 for these two years. For 2019 and 2020, see CO2 Emissions Reporting Guideline, ESG Data Pack, and third-party limited assurance reports, which are available at www.hsbc.com/our-approach/esg-information/esg-reporting-and-policies.

52	HSBC Holdings plc

Supporting customers through transition
Our ability to finance the transformation of businesses and infrastructure is key to building a sustainable future for our customers and society. The most significant contribution we can make is by supporting our portfolio of customers to decarbonise within the transition to a net zero global economy.
A leader in sustainable finance
We are a recognised leader in sustainable finance, helping to pioneer the market for green, social and sustainable bonds and attaching ambitious environmental targets to business loans.
In 2021, we acted on more green, social, sustainability and sustainability-linked bonds for clients than in 2020. We were mandated to act as structuring adviser on nine ESG-related government bonds, including for the UK, Saudi Arabia, Canada and Indonesia. We were recognised by Euromoney as the Best Bank for Sustainable Finance in Asia and the Middle East for 2021.
In 2021, we continued to expand the horizons of sustainable finance:
•We acted as global coordinator and bookrunner for POSCO, the South Korean steelmaker, when it raised a €1.06bn five-year green convertible bond, which was South Korea’s first green convertible bond and its largest equity-linked deal, to help establish and expand its rechargeable battery and hydrogen business.

•We launched a £500m Green SME Fund in the UK to help remove the barriers small businesses face in the transition to a lower-carbon economy.
•We partnered with Walmart and CDP to create the industry’s first sustainable supply chain finance programme to use science-based targets to encourage suppliers to reduce emissions in alignment with the Paris Agreement. The initiative also included additional criteria for suppliers to meet certain scores on their environmental disclosures with the CDP.
•We launched green mortgages for customers in the UAE and Singapore to finance their purchase of homes that have been respectively accredited by the LEED and BCA Green Mark schemes as energy efficient.
•We supported the transition within the aviation sector, acting as the sole coordinator for a £1bn sustainability-linked loan – backed by the UK’s export credit agency, UK Export Finance – to British Airways plc, with the loan margin linked to aircraft fuel efficiency.

Transition solutions
We aim to help our customers transition to net zero and a sustainable future through providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030. Our sustainable finance ambition has enabled sustainable infrastructure and energy systems, promoted decarbonisation efforts across the real economy, and enhanced investor capital through sustainable investment.
Since 1 January 2020, we have provided and facilitated $109.8bn of sustainable finance, $11.7bn of sustainable investment and $5.2bn of sustainable infrastructure spanning more than 1,193 transactions, as defined in our data dictionary. This comprised 29% of green, social and sustainability-linked lending to companies, 9% of investments managed and distributed on behalf of investors, and 62% that facilitated the flow of capital and provided access to capital markets. Our data dictionary defining our sustainable finance and investment continues to evolve, which takes into account the revised marketing standards and guidelines. Our progress will be published each year, and we will seek to continue to be independently assured.
The breakdown of our sustainable finance and investment progress is included in our ESG Data Pack. The detailed definitions of the contributing activities for sustainable finance are available in our revised Sustainable Finance Data Dictionary 2021. For our ESG Data Pack, Sustainable Finance Data Dictionary and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

Sustainable finance summary1

	2021	2020	Cumulative progress since 2020
	($bn)	($bn)	($bn)
Balance sheet-related transactions provided	26.2	10.4	36.6
Capital markets/advisory (facilitated)	48.7	30.0	78.7
Investments (assets under management – flows)	7.7	3.7	11.4
Total contribution[2]	82.6	44.1	126.7
1 This table has been prepared in accordance with our Sustainable Finance Data Dictionary 2021, which includes green, social and sustainability activities. The amounts provided and facilitated include: the limits agreed for balance sheet-related transactions provided, the proportional share of facilitated capital markets/advisory activities and the net new flows of sustainable investments within assets under management. For our sustainable finance ambition and progress figure, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
2 Data is subject to third-party limited assurance in accordance with International Standard on Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’. For our Sustainable Finance Data Dictionary 2021 and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

$126.7bn
Cumulative progress since 2020 on our ambition to provide and facilitate sustainable finance and investment.
(Target: $750bn to $1tn by 2030)

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

Sustainable finance and investment
We define sustainable finance and investment as:
•any form of financial service that integrates ESG criteria into business or investment decisions; and
•financing, investing and advisory activities that support the achievement of UN Sustainable Development Goals (‘SDGs’), including but not limited to the aims of the Paris Agreement on climate change. The SDGs, also known as the Global Goals, were adopted by all UN member states in 2015 as a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030.
We have reviewed and updated these definitions to reflect our updated climate ambition, which is available at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

53	HSBC Holdings plc

To help solve this, we are leading the Finance to Accelerate the Sustainable Transition-Infrastructure (‘FAST-Infra’) initiative, which in November 2021 launched the Sustainable Infrastructure (SI) label (see box to the right).
In September 2021, we partnered with Temasek to establish (subject to regulatory approval) a debt financing platform dedicated to sustainable infrastructure projects with an initial focus on south-east Asia. The platform aims to deploy blended finance at scale over time to unlock more marginally bankable projects and create a tradeable asset class. We also co-chair the Coalition for Climate Resilient Investment, which was launched at the UN Climate Action Summit to help investors and policymakers understand infrastructure investments and incorporate physical climate risk in decision making.
Responsible and sustainable investment
We offer a broad suite of ESG capabilities across asset management, global markets, research, wealth, private banking and securities services, enabling institutional and individual investors to manage risk and pursue ESG-related opportunities.
We expanded our investment offering for private banking and wealth clients, launching several cross-border ESG funds including a Sustainable Healthcare fund, to help investors generate long-term returns while contributing to the UN SDGs on good health and well-being. We launched a green certificate of deposit for the first time in renminbi to clients in Hong Kong and Singapore, as well as the first Hong Kong dollar-denominated sustainability-linked bonds to clients in Hong Kong. We also expanded our ESG offering to emerging markets, including a Global Equity Climate Change fund in India that helps clients to capture emerging opportunities during the low-carbon transition journey.
HSBC Asset Management strengthened its proposition with the formation of a new Sustainability Office, which is responsible for the delivery of our sustainability strategy and business-wide transition to sustainable investment. Our endeavour is to influence the markets through active engagement on ESG issues. HSBC Asset Management’s stewardship activities, through its portfolio managers and other investment analysts, led to ESG issues being raised in engagements with over 1,800 corporate and non-corporate issuers in 73 markets in 2021. We also voted on over 84,000 resolutions at over 8,400 company meetings in 72 markets by year end.
At HSBC Life, our insurance business, we continued to build our sustainable investment portfolios to support the UN SDGs and the Paris Agreement. During 2021, we made an effort to increase our sustainable investment across our different manufacturing entities in Asia, Europe and Latin America. The intent is to continue to build on the work and grow the assets under management. While previously, HSBC Life invested in only green bonds within the spectrum of traditional bond instruments, in 2021 it also invested in social, sustainability and sustainability-linked bonds.

Embedding ESG into our engagement
Our vision is to support our customers’ aspirations to make a positive change in the world through wealth value creation. We are embedding ESG in our client engagement and investment solutions across our business functions.
We provide our customers with ESG insights and foster industry development. HSBC Global Research published over 200 climate and ESG-related reports in 2021, accompanied by approximately 525 client meetings and close to 30 client webcasts and events. Our ESG team works in close collaboration with analysts from other asset classes and across markets, embedding sustainability into research and offering a deeper integration approach to a global investor client base. The team released five episodes of the ESG Brief podcast. ESG Insights from HSBC Global Research are also repackaged for retail investors as a series known as #WhyESGMatters. Through our sustainable finance think tank, HSBC Centre of Sustainable Finance, we launched 42 reports and collaborated with 15 partners to provide thought leadership on decarbonisation strategies and strengthen the financial system response to climate change. The centre and our reports are publicly available at www.sustainablefinance.hsbc.com.
For further details of our net zero ambition, see www.hsbc.com/who-we-are/our-climate-strategy/ becoming-a-net-zero-bank.

The Sustainable Infrastructure (SI) label
In 2021, FAST-Infra launched the Sustainable Infrastructure (SI) Label – a consistent, globally applicable labelling system designed to identify and evaluate sustainable infrastructure assets. The use of the label will help to address the estimated $6.9tn of annual investment that the OECD says is required until 2030 to meet the sustainable infrastructure objectives of the Paris Agreement. We helped conceive the FAST-Infra initiative, working with the IFC, OECD, the World Bank’s Global Infrastructure Facility and the Climate Policy Initiative, under the auspices of the One Planet Lab.

Developing a beacon of green luxury
The former US embassy at Grosvenor Square, London, is being converted into a luxury hotel and could become a model of sustainability for future hospitality developments. Qatari Diar – the property arm of Qatar’s sovereign wealth fund – is converting the former embassy into the Chancery Rosewood, which will feature green roofs, energy efficiency measures and a system to reduce water consumption. The Chancery Rosewood is aspiring to achieve a BREEAM ‘Outstanding’ rating for sustainable development, which would make it the first five-star hotel and first UK hotel to achieve this rating under the 2014 assessment scheme. As mandated lead arranger, facility and security agent, hedge coordinator, and green loan coordinator, in April 2021 we helped Qatari Diar secure a £450m green loan for the landmark development.

54	HSBC Holdings plc

Unlocking climate solutions and innovations
We understand the need to find new solutions to increase the pace of change if the world is to achieve the Paris Agreement’s goal of being net zero by 2050.
We are working closely with a range of partners to accelerate investment in natural resources, technology and sustainable infrastructure to reduce emissions and address climate change.
Natural capital as an emerging asset class
As part of our goal to unlock new climate solutions, we announced the launch of Climate Asset Management, a joint venture with Pollination, in 2020. Climate Asset Management’s ambition is to become the world’s largest dedicated natural capital asset management company. Its investment strategies are grounded in nature-based investments, including sustainable forestry, regenerative agriculture, nature-based carbon projects, and exploration of new forms of natural capital. Climate Asset Management established a partnership with the Global EverGreening Alliance in November 2021, supporting the alliance’s aim to deliver a $150m nature-based carbon programme in Africa.
Climate Asset Management is one of the three founding partners of the Natural Capital Investment Alliance, which aims to mobilise $10bn towards natural capital themes by the end of 2022.
Backing new technology and innovation
Addressing climate change requires innovative ideas. By connecting financing with fresh thinking, we can help climate solutions to scale to support sustainable growth.
Our Climate Solutions Partnership aims to scale up climate innovation ventures and nature-based solutions, as well as help the energy sector transition towards renewable sources in Asia. For further details, see page 77.
We have expanded our venture debt platform to support climate technology hardware and software companies that are growing rapidly. In 2020, we committed to fund $100m to climate technology (climate tech) companies through this platform. We closed our first two deals in 2021 and expect to achieve the $100m goal by the end of the first quarter of 2022. Consequently, we have raised our commitment to $250m.
HSBC Asset Management has also developed a new venture capital capability that provides institutional and private banking customers with opportunities to invest in technology start-ups addressing global climate change challenges. We launched the first fund in November 2021 and provided it with a cornerstone investment.
Our climate technology venture debt and venture capital platforms invest in companies that are developing innovative technological solutions that help companies and governments understand, track and reduce their greenhouse gas emissions.
Biodiversity and natural capital strategy
We recognise that achieving net zero goes hand in hand with halting and reversing nature loss. Nature loss, which refers to the decline of natural capital, ecosystem services and biodiversity, is one of the greatest systemic risks to the global economy and the health of people and the planet.
Investing in nature
By addressing nature-related risks and investing in nature, we have an opportunity to accelerate the transition to net zero, help tackle climate change and open up a more resilient and inclusive global economy.
We recognise that more needs to be done to assess and manage our exposure to nature-related risks and that collective initiatives are needed to progress at pace. In 2021, we joined several working groups dedicated to helping us progress on this journey, such as the Taskforce on Nature-related Financial Disclosures (‘TNFD’). For further details on the nature-related initiatives we have joined, see ‘Key external memberships’ in the box on the right.
Catalyst for change
We are committed to playing a key role as a catalyst for change, using our scale, influence and financing to help preserve natural capital and protect biodiversity as a component of our net zero ambition. In 2021, we facilitated green and blue bonds, as well as provided lending to corporate and sovereign clients for sustainable projects. Highlights included:
•We co-led the provision of $90m of green loan facilities to support Instar Asset Management’s acquisition of PRT Growing Services, North America’s largest producer of container-grown forest seedlings.
•We launched the world’s first broad-based biodiversity screened equity indices, developed jointly with Euronext and Iceberg Data Lab, to explore ways to apply a biodiversity benchmark to trading and investment activities.
•Our asset management business published its biodiversity policy to publicly explain how our analysts address nature-related issues. In 2021, it also engaged with companies in the food industry on how to manage their suppliers’ impact on biodiversity. For further details on the biodiversity policy, see: www.assetmanagement.hsbc.com/about-us/responsible-investing/policies.

Key external memberships
Our nature-related external memberships and endorsements include:
•Taskforce on Nature-related Financial Disclosures
•Cambridge Institute on Sustainability Leadership’s nature-related financial risks working group
•Accountability Alignment on Deforestation Working Group
•Business for Nature’s Call to Action
•Get Nature Positive
•Signatory by the asset management business to the Finance for Biodiversity pledge
For further details of our sustainability-related memberships, see www.hsbc.com/who-we-are/our-climate-strategy/sustainability-memberships.

55	HSBC Holdings plc

Our approach to climate risk
Managing risk for our stakeholders

We see managing climate risk as an opportunity to create value for our customers, investors, people and communities in which we operate. We manage climate risk across all our businesses in line with our Group-wide risk management framework. Our most material risks in terms of managing climate risk relate to corporate and retail client financing within our banking portfolio, but there are also significant responsibilities in relation to asset ownership by our insurance business and employee pension plans, as well as from the activities of our asset management business.
We tailor our underlying policies and controls to manage the different risks and exposures to reflect these respective roles to meet the needs of our key stakeholders. In the table below, we set out our duties to our stakeholders in our four more material roles.
For further details of our approach to climate risk, see Environmental, social and governance risk on page 149 and Climate-related risks on page 167.

Banking
We seek to manage the climate risk in our banking portfolios through our developing risk appetite and policies for our financial and non-financial risks. This helps enable us to identify opportunities to support our customers, while continuing to meet the expectations of our shareholders and regulators.

(Stakeholders: Customers, Investors, Regulators)

Employee pensions
Our employee pension plans each manage climate risk in line with their fiduciary duties and local regulatory requirements, with global corporate policy encouraging consideration of ESG risks when selecting investments. We are developing internal climate risk exposure reporting for our largest plans, pending more widespread adoption of consistent reporting standards.

(Stakeholders: Employees, Regulators)

Climate risk
Asset management
As part of our asset management business’s fiduciary duty to clients, our solutions integrate key climate and sustainability considerations. Climate risk management is a key feature of our investment decision making and portfolio management. We also engage directly with companies on priority topics related to climate risk to drive positive change.

(Stakeholders: Customers, Investors, Regulators)

Insurance
Our insurance business offers long-term life and health products. We manage climate risks, including wholesale credit risk, in assets to meet customer investment returns. We also take into consideration mortality and morbidity risks for customers as a result of climate risk. We have established an evolving ESG programme to meet changing external expectations and customer demands.

(Stakeholders: Customers, Investors, Regulators)

Banking
Our banking business is well positioned to support our 40 million personal, wealth and corporate customers manage their own climate risk through financing. For our wholesale customers, we use our corporate questionnaire as part of our transition risk framework to understand their climate strategies and risk. We also use our climate change stress testing and scenario analysis capabilities to provide insights on the long-term effects of transition and physical risks across our retail and wholesale banking portfolios (for further details, see page 57). In December, we announced our thermal coal phase-out policy (see page 62) and we will use our deep relationships to partner with customers in this sector to help them transition to cleaner, safer and cheaper energy alternatives.

Asset management
HSBC Asset Management managed over $630bn assets – including assets managed for parts of HSBC Insurance and employee pensions – at the end of 2021. With the majority of assets managed in ESG-integrated strategies, it treats climate change risk as a key feature of the investment decision-making process. Investment teams examine and determine the level of importance of potential ESG risks that could impact current and/or future value of issuers. These risks are reflected in proprietary issuer ESG scoring methodology and are embedded into investment processes. Portfolio management tools also enable investment teams to assess their portfolios for climate-related risks, as part of ongoing portfolio management activities. We continue to lead on the analysis of climate-related issues, in particular transition risks, and their impact on financial markets. Our analysts carry out proprietary research and collaborate with outside experts and industry initiatives.
Employee pensions
The Trustee of the HSBC Bank (UK) Pension Scheme, our largest plan with $51bn assets under management, announced an ambition in 2021 to achieve net zero greenhouse gas emissions across its defined benefit and defined contribution assets by 2050. To help achieve this, it is targeting a real economy emissions reduction interim target of 50% by 2030 for its equity and corporate bond mandates.
The weight given to climate-related factors in the asset allocation of this plan’s defined contribution fund was strengthened during 2021 to target additional green revenue and lower carbon emissions and reserves, and now excludes companies whose revenues are substantially derived from coal extraction or coal power generation.
For further details of the HSBC Bank (UK) Pension Scheme’s annual TCFD statements, see https://futurefocus.staff.hsbc.co.uk/-/media/project/futurefocus/information-centre/pensioner/other-information/2020-tcfd-statement.pdf.

Insurance
In 2021, our Insurance business, which has life insurance manufacturing subsidiaries in eight markets, a life insurance manufacturing associate in India and assets under management of approximately $123bn, developed a methodology for climate stress testing. It ran stress tests across the major portfolios considering adverse stresses as a result of transition risks on wholesale credit risks within the insurance investment portfolio.
The insurance business began a review of its sustainability policy to align with the Group’s new thermal coal phase-out policy published in December 2021. Risk appetite has been articulated relating to key ESG aspects. ESG standards have been implemented into insurance product development processes and operational capabilities.
In response to regulatory developments, HSBC’s insurance entities in the EU and UK have implemented key disclosure-related regulatory requirements, which mainly impacts insurance-based investment products manufactured and/or sold by HSBC.

56	HSBC Holdings plc

Insights from scenario analysis
Our 2021 climate stress testing and scenario analysis exercise
A crucial component of our climate ambitions is having the ability to identify and understand climate-related risks and opportunities, and having insights on how our customers and business could be impacted under a range of climate change scenarios.
In 2021, we ran our first Group-wide climate change scenario analysis exercise, following on from a pilot exercise carried out in 2020. The 2021 exercise focused on the portfolios most exposed to climate risk: our wholesale corporate lending, commercial real estate and retail mortgage portfolios. We performed our assessment over a 30-year time horizon, reflecting the long-term nature and effects of transition and physical risks. For all portfolios, our assessments considered:
•transition risk arising from the process of moving to a net zero economy, including changes in policy, technology, and consumer behaviour and stakeholder perception, which will each impact borrowers’ operating income, financing requirements and asset values; and
•physical risk arising from the increased frequency and severity of weather events, such as hurricanes and floods, or chronic shifts in weather patterns, which will each impact property values, repair costs and lead to business interruptions.
Our progress in 2021
Climate change scenario analysis requires bespoke data, modelling techniques and analysis. In order to integrate climate considerations in our analysis, we used the people, processes, controls, and governance structures from traditional stress tests. Building on that, throughout 2021, we continued to develop our climate change scenario analysis capabilities, including:
•We identified new data requirements and sourced data for a vast number of inputs representing climate, macroeconomic and financial variables.
•We built and refined climate change models for wholesale corporate lending, commercial real estate and retail mortgage portfolios. Our models incorporated sector-specific adjustments for the higher risk industrial sectors. These portfolios represent a material part of our lending activities. The models projected the impact of climate change and produced outputs such as credit ratings, which helped us assess the financial impact on our portfolios.
•We held training sessions covering all levels of seniority from our colleagues to Board Directors, to allow our people to effectively understand, review, challenge and use the outcomes.
•Following the execution of results, we revisited the end-to-end process to learn key lessons and make continuous improvements for the next stress testing cycle.
The process has involved engaging with stakeholders across our Finance, Corporate Sustainability and Risk functions, as well as global businesses at Group and regional levels. We held ‘in-depth’ sessions with the Group Risk Management Meeting (‘RMM’), Group Risk Committee (‘GRC’) and the Group Executive Committee covering data, models, risk assessments and outcomes. A series of governance meetings culminating with the RMM and GRC reviewed, challenged and approved the overall outcomes of this exercise.
Our framework
We have created – and continue to develop – a target state framework for climate change stress testing and scenario analysis. This framework uses many of the building blocks from of our traditional capital stress testing framework, but it demands larger and richer data that feeds innovative and granular forecasting solutions. All activities in this framework need to be embedded in our business-as-usual processes to help drive business decisions.
Scenarios and time horizons
We have developed capabilities to define parameters for bespoke scenario modelling. Our 2021 climate-related scenario analysis was run on a suite of specific scenarios published by the Network of Central Banks and Supervisors for Greening the Financial System (‘NGFS’). The NGFS scenarios test a broad range of possible outcomes and have been created as a starting point for central banks and supervisors, encompassing a complex set of social, political and economic assumptions. The scenarios we considered were:
•An Orderly scenario assumes climate policies are introduced early and become gradually more stringent. As a result of early action to tackle global warming and climate change, both physical and transition risks are relatively subdued. A moderate level of carbon sequestration (which is the process of capturing and storing atmospheric carbon dioxide) is factored into the scenario.
•A Disorderly scenario explores higher transition risk due to policies being delayed or divergent across countries and sectors. Carbon prices are typically higher for a given temperature outcome. There is a low level of carbon sequestration assumed in this scenario due to the absence of timely and sizable investments in such technologies.
•A Hot house world scenario assumes that some climate policies are implemented in some jurisdictions, but global efforts are insufficient to halt significant global warming. Critical temperature thresholds are exceeded, leading to severe physical risks and irreversible impacts like sea-level rise. This scenario also assumes a low level of carbon sequestration.
Further details of these scenarios are available at: www.ngfs.net/ngfs-scenarios-portal.

The following pages highlight some of the analysis conducted. The nature of the scenarios, our developing capabilities, and limitations of the analysis have led to outcomes that are directionally indicative of climate change headwinds, but they are not a direct forecast. Developments in climate science, data, methodology, and scenario analysis techniques will help us shape our approach further. We therefore expect this view of risk to change over time.

57	HSBC Holdings plc

Insights from scenario analysis continued

Wholesale corporate lending portfolio methodology
We have developed a standardised framework to assess the financial impact of climate change on our wholesale corporate counterparties. We carried out granular modelling for material counterparties, projecting how their financial position might be impacted under each scenario. As data limitations often posed a challenge, we performed a high-level impact assessment for less material counterparties.
For simplicity, we assumed that our counterparty exposures would remain static over the 30-year horizon under all scenarios. Sectors already transitioning, such as those with electric vehicles and renewable energy, are assumed to continue transitioning at a conservative level, based on verifiable data and scenario assumptions. Companies with government support are also assumed to benefit. We have not considered the impact of individual counterparties’ plans to adapt to climate change or the potential impact of supply chain disruptions. The analysis was performed on a sample of the portfolio that focused on our most material counterparties and regions. Results should therefore be interpreted accordingly.
How climate change is impacting our wholesale corporate lending portfolio
The table below illustrates the level of climate-related risk to which we are exposed within six key wholesale sectors. We have focused on these sectors because they are most likely to be impacted by climate risk. We assessed these sectors against Orderly, Disorderly and Hot house scenarios over a 30-year horizon. The two transition risk scenarios (Orderly and Disorderly) have the most impact on our wholesale portfolio and therefore the commentary focuses on these scenarios. While cumulative impacts over the 2020 to 2050 scenario horizon are broadly similar, the Disorderly scenario has a delayed disruptive transition and the Orderly scenario starts to impact the portfolio immediately.

Impact for key wholesale transition risk sectors[1]
Sector	Sub-sectors	Projected impact			Impact analysis
		Orderly	Disorderly	Hot house
Building and construction	Construction	d	d	d	Companies with carbon-intensive production activities, such as steel and cement companies, are significantly impacted under the Orderly and Disorderly scenarios due to their expected vulnerability to carbon price increases and limited options currently available to transition.
	Steel	e	e	d
	Cement	e	e	b
Oil and gas	Integrated	c	c	c	A number of our oil and gas counterparties are operating in regions with low extraction costs, and are expected to be more resilient in transition scenarios.
Profiting from greater diversification and size, integrated companies perform relatively better compared with counterparties specialised on one part of the value chain.
	Services	c	c	b
	Downstream	d	d	c
	Upstream	d	d	c
	Midstream	d	d	c
Automotive	Original equipment manufacturers	c	c	b	Impacts are broadly similar in the automotive sector under the transition risk scenarios due to a similar cumulative effect of electrical vehicle sales and carbon pricing over the 30 years. As expected, companies with existing investments in electrical vehicle manufacturing tend to be less impacted, particularly as they scale up over time. Dealers experience a more severe downgrade due to carbon pricing impacting current financial positions.
	Dealers	d	d	c
	Suppliers	c	c	b
Power and utilities	Gas and water utilities	c	c	b	Coal-focused companies are materially impacted in the transition scenarios. In contrast, renewables-focused counterparties benefit in the transition risk scenarios from the increase in demand for their products, lower carbon tax impacts and lower investment requirements. Overall, the ability of power and utilities companies to transfer costs to customers and the exposure to renewable-based power generators offsets negative impacts from fossil fuel-based counterparties.
	Power generation companies	c	b	b
	Transmission, distribution and other electricity companies	c	c	a
Chemicals	Chemical companies	e	d	c	Carbon-intensive processes significantly impact part of the chemicals sub-sector in the transition risk scenarios. In contrast, companies in the pharmaceutical and other sub-sectors tend to have less carbon-intensive processes, naturally leading to lower carbon costs and abatement expenses.
	Pharmaceutical companies	d	d	c
Metals and mining	Core miners (bulk, base/diversified, precious metals)	d	d	c	As expected, coal-focused companies are heavily impacted under the transition risk scenarios. Energy transition miners, including companies mining lithium or copper, are less impacted due to an increased demand for electrification. Diversified miners also perform relatively better as they are able to shift away from coal to other minerals. Overall, energy transition and diversified miners offset some of the downgrades.
	Pure traders/services	c	c	c

a	b	c	d	e
Lower Impact				Higher Impact
1 This heat map is based on projected change in average credit ratings between 2020 and 2050 of counterparties by sector/sub-sector. Colours are defined based on the distribution of credit rating changes for the six key wholesale sectors. The bigger the credit rating downgrade, the more severely the counterparty is impacted.

58	HSBC Holdings plc

Insights from scenario analysis continued

Retail mortgage portfolio methodology
We used granular models to assess our material retail mortgage portfolios exposed to a high degree of climate change. After simulating thousands of weather events and assessing their impact on each property’s value, we estimated expected physical losses under all scenarios. Key parameters included insurance coverage, public defences and building resilience archetypes. Transition risk was modelled considering the changes in key macroeconomic variables and region-specific policies, such as the requirement for homes to have certain minimum-rated energy performance certificates (‘EPC’) in the UK.

Impact of climate risk on our retail mortgage portfolios
We assessed the impact of various peril risks that our retail mortgage customers could face, including flooding, wildfires and windstorms. These risks influence property values and the ability and willingness of borrowers to service their debts. Another risk driver is the ability to respond and adapt to new and emerging regulatory requirements, such as new energy efficiency standards, which may influence property values.
The table below focuses on our most material retail mortgage portfolios in Hong Kong and the UK – covering 66% of our retail mortgage portfolio as of 31 December 2020. It demonstrates the potential physical risks of river, surface and coastal flooding, and how this may vary under the Orderly, Disorderly and Hot house scenarios. We show the projected change in flood depth in metres given a 1-in-100-year flood event. Since the Orderly and Disorderly scenarios use the same physical risk forecasts, these are combined into a single column.
Our analysis indicates that the most pronounced effects of physical risk on our retail mortgage customers are under a Hot house scenario characterised by a more than 3°C increase in global temperatures, which leads to an increase in the frequency and severity of extreme weather events. There are also risks posed by the transition to a net zero economy, predominantly through macroeconomic disruption, as well as some country-specific policies that may be enacted to meet these targets, including introduction of minimum energy efficiency standards.
Impacts across mortgage portfolios are primarily driven by the increased risk of flooding, including river, surface and coastal flooding. While relatively small proportions of the portfolios are predicted to be impacted by flooding events, the severity of these events is expected to increase over time. Under a Hot house scenario, sea levels are expected to rise up to 1.5 metres, which would increase the risk of coastal flooding for parts of the Hong Kong portfolio in the latter part of the century. The table shows that the Hot house scenario puts 25.6% of properties in Hong Kong at risk of a 0.5 metre to 1.5 metres 1-in-100-year flood event, up 18.7% from 6.9% in the Orderly and Disorderly scenarios.
The risk of extreme wind stress has also been considered and is only deemed material in Hong Kong, where typhoons regularly occur. Buildings standards in Hong Kong mean that structures are designed to withstand high wind speeds, and the severity of wind events is not predicted to materially change between now and the end of the century.
We take into account the transition risk for our retail mortgage portfolio as part of our business-as-usual lending and scenario analysis exercises. We focused on physical risk on this page because our current analysis shows it to be a material climate risk for this business.

Exposure to flooding
Proportion of properties predicted to be impacted by floods given a 1-in-100-year severity flood event (%)

	Hong Kong			UK
Scenarios	2020 [1]	2050		2020 [1]	2050
Flood depth in metres		Orderly and Disorderly, +1.5°C2	Hot house, +>3°C3		Orderly and Disorderly, +1.5°C2	Hot house, +>3°C3
0–0.5	92.1	92.0	73.3	98.5	97.5	96.1
0.5–1.5	6.9	6.9	25.6	1.3	2.3	3.6
>1.5	1.0	1.1	1.1	0.2	0.2	0.3
1 Represents the baseline flood risk in 2020.
2 Represents the flood risk in 2050 under a climate scenario aligned to a 1.5°C increase in global temperatures.
3 Represents the flood risk in 2050 under a climate scenario aligned to a more than 3°C increase in global temperatures.

59	HSBC Holdings plc

Insights from scenario analysis continued

Commercial real estate portfolio methodology
The commercial real estate methodology is tailored to individual property characteristics and is used to analyse the impact on borrowers’ credit risk. We have also taken into account existing property insurance in our portfolio. Transition risk drivers include country-specific net zero policies, such as requirements for EPCs, and the associated macroeconomic disruption.

Impact of climate risk on our commercial real estate portfolios
We assessed the impact of various perils that our commercial real estate customers could be vulnerable to, including flooding, wildfires and windstorms. The map below illustrates the potential impact of physical risk on our commercial real estate portfolio in Hong Kong under the Hot house scenario. We have focused on this portfolio as it is our most material commercial real estate portfolio in terms of exposure. The map shows a projected increase in average damage ratio, which represents the ratio between the cost of potential damage due to climate-related perils and the value of the property. The key peril drivers in our results are coastal, river and surface water flooding, and wind under a Hot house scenario.
Exposure to physical risk in Hong Kong under a Hot house scenario
The chart shows the increase in average damage ratio between 2020 and 2050 using a simple average for locations of our commercial real estate properties in each district. Our approach assumes an acceleration of physical risk impacts from later in the century.

The table alongside shows the projected increase in financial impact over 30 years for our most material commercial real estate portfolios – Hong Kong, the UK, Canada and the US, which cover 77% of the total commercial real estate portfolio as of 31 December 2020 – under the Orderly, Disorderly and Hot house scenarios. The increase in projected financial impact represents the increase in expected credit losses relative to exposure. The commentary highlights the key reasons for the change in impact between the Orderly scenario and alternative scenarios.

Impact on commercial real estate for key countries/territories
Projected impact[1]
Countries /territories	Country/territory-specific EPC policies in the scenario	Orderly, +1.5°C	Disorderly, +1.5°C	Hot house, +>3°C
Hong Kong	—	a	a Higher value of collateral helps reduce impact	b Increased risk of coastal flooding
Canada	—	a	b Macroeconomic disruption due to late policy action	b Increased risk of riverine and surface water flooding
US	—	a	b Macroeconomic disruption due to late policy action	a No material increase of physical risk due to location of properties
UK2	Energy efficiency standards introduced via EPC policies	a	b Macroeconomic disruption and stricter EPC policies due to late policy action	b Increased risk of coastal flooding

a	b	c	d	e
Lower Impact				Higher impact
1 Projected impacts from perils include flooding (coastal, river and surface water), wind and wildfires, without taking into account client adaptation plans or management actions.
2 UK financial projections include transition risks related to meeting minimum energy efficiency standards, whereas the other countries/territories do not.

Under the Hot house scenario, the impacts are driven primarily by the increased risk of flooding (coastal, riverine and surface water). In this scenario, Hong Kong and the UK would be particularly impacted by coastal flooding due to the estimated rise in the sea level of up to 1.5 metres, with an increase in the frequency and severity of extreme weather events. Risks posed by the transition to a net zero economy also exist, which manifest mainly through macroeconomic disruption under the Disorderly scenario, as well as country-specific policies enacted to meet these targets, such as, minimum energy efficiency standards in the UK.
We are continuing to refine the data used for physical and transition risk assessment of our portfolios together with our modelling capabilities which use these inputs.

60	HSBC Holdings plc

Understanding the resilience of our critical properties
Climate change poses a physical risk to the buildings that we occupy as an organisation, including our offices, retail branches and data centres. We measure the impacts of climate and weather events to our buildings on an ongoing basis using historical, current and scenario modelled forecast data. In 2021, there were 47 major events that had no impact on the availability of our buildings.
We use stress testing to evaluate the potential for impact to our owned or leased premises. Our scenario stress test, conducted in 2021, analysed how seven different climate change-related hazards – comprising coastal inundation, extreme heat, extreme winds, wildfires, riverine flooding, soil movement due to drought, and surface water flooding – could impact 250 of our critical buildings.
The 2021 scenario stress test of 250 of our critical buildings modelled climate change with a Hot house scenario that projects that the rise in the temperature of the world will likely exceed 4°C by 2100. It also modelled a less severe scenario that projects that global warming will likely be limited to 2°C, in line with the upper limit ambition of the Paris Agreement.
Key findings from the 4°C or greater Hot house scenario included:

•By 2050, 22 of our 250 critical buildings will have a high potential for impact due to climate change, with insurance-related losses estimated to be in excess of 10% of the insured value of our buildings.
•The eight most affected locations face hazards relating to surface flooding, rising river levels and landslides, as well as coastal flooding from rising sea levels and storms. Of the remaining 14 locations, 11 are data centres where the predominant hazards emanate from a mixture of temperature extremes, water stress and drought for which the specific direct physical impact could be soil movement. The other three are offices where the predominant hazard is coastal flooding.
•A further 25 locations have the potential to be impacted by climate change, albeit to a lesser extent, with insurance-related losses estimated at between 5% and 10% of the insured value of our buildings.
A key finding from the 2°C, less severe scenario showed:
•The total number of buildings at risk reduces from 47 to 35, with the same eight key facilities still at risk by 2050 from the same perils.
This forward-looking data will inform real estate planning. We will continue to improve our understanding of how extreme weather events impact our building portfolio as climate risk assessment tools improve and evolve. Additionally, we buy insurance for property damage and business interruption, and consider insurance as a loss mitigation strategy depending on its availability and price.
We regularly review and enhance our building selection process and global engineering standards, and will continue to assess historic claims data to help ensure our building selection and design standards reflect the potential impacts of climate change.

Regulatory climate stress tests
Regulators in an increasing number of jurisdictions are incorporating climate factors in their supervisory tools, with different aspects considered around the world. We have built flexibility into our approach to climate stress tests to support these differences. During 2021, we completed a number of climate stress tests in response to regulatory requirements from the Bank of England, the Hong Kong Monetary Authority and the Monetary Authority of Singapore. We expect to complete further tests in 2022.
Any specific outcomes and balances disclosed in this section should not be assumed to be those that have fed into our aggregated final climate results for the Bank of England’s biennial exploratory scenario.
Our priority next steps
While we have conducted a number of climate change scenario analyses and stress tests in 2021, we continue to broaden and enhance our capabilities in order to overcome the limitations identified. These include enhancing our climate data repository, expanding scenario analysis methodology beyond credit risk, forecasting key climate metrics, integrating climate scenario analysis into risk management, business decisions and strategic planning. Together, they will help us define and monitor targets to support the Group’s climate strategy. We aim to continue to improve on scenario analysis disclosures in line with regulatory expectations, supported by robust control processes and governance.

61	HSBC Holdings plc

Our approach to sustainability policies
We recognise that businesses can have an impact on the environment, individuals and communities around them. We have developed, implemented and refined our approach to working with our business customers to understand and manage these issues. We have joined various partnerships to support our role in this, including the Powering Past Coal Alliance and World Economic Forum’s Principles for Financing a Just and Urgent Energy Transition.
Our policies
Our sustainability risk policies cover agricultural commodities, chemicals, energy, forestry, mining and metals, thermal coal, UNESCO World Heritage Sites and Ramsar-designated wetlands.
These policies define our appetite for business in these sectors and seek to encourage customers to meet good international standards of practice. Where we identify activities that could cause material negative impacts, we will only provide finance if we can confirm clients are managing these risks responsibly. Such customers are subject to greater due diligence and generally require additional approval by sustainability risk specialists.
Our sustainability policies continue to be aligned with our approach to climate risk, and our net zero ambition.
For further details on how we manage sustainability risk, as well as our full policies, see www.hsbc.com/our-approach/risk-and-responsibility/sustainability-risk.
Supporting the transition
Reinforcing our ambition to support our clients’ transition to lower carbon through transition financing – and particularly to the phase-out of thermal coal – we published our thermal coal phase-out policy, which we introduced in December 2021 (see right).
Governance and implementation
Within our Global Risk and Compliance function, we have reputational and sustainability risk specialists who are responsible for reviewing, implementing and managing our sustainability risk policies as well as our application of the Equator Principles. Our global network of more than 75 sustainability risk managers supports the implementation of these policies. In 2021, these local sustainability risk managers continued to be supported by regional reputational risk managers across the Group who have taken on additional oversight responsibilities for sustainability risk.
The Sustainability Risk Oversight Forum, made up of senior members of the Global Risk and Compliance function and global businesses, continued to oversee the development and implementation of policies that identify, manage and mitigate the Group’s sustainability risk, including a refreshed assurance framework in 2021. This framework has been designed to take a more holistic view of the ESG risks we face in our sustainability risk policies, including:
•monitoring ESG news across the sustainability risk policies;
•overseeing clients considered to be of higher risk or under exit;
•reviewing client files across the sustainability risk policies; and
•setting and reporting against a defined set of key control indicators aligned to our risk appetite.
The framework is used to monitor the in-scope portfolio and keep track if there is any deterioration in the risk ratings. With the respective risk rating assigned, our sustainability risk specialists will take the necessary actions to mitigate unacceptable risks. If necessary, we will proactively end the client relationship.

Our thermal coal phase-out policy
In fulfilment of our commitment approved by shareholders at the AGM in May 2021, we published a policy to phase out thermal coal financing in EU and OECD markets by 2030, and globally by 2040. This incorporates project finance, direct lending, or arranging or underwriting of capital markets transactions to in-scope clients, as well as the refinancing of existing finance facilities.
Every year we commit to review our policy and targets, taking into account evolving science and internationally recognised guidance.
Using our TCFD disclosures in 2020 as our baseline, we intend to reduce thermal coal financing exposure by at least 25% by 2025, and by 50% by 2030. These targets will be reviewed in conjunction with assessments of client transition plans. For further details, see www.hsbc.com/news-and-media/hsbc-news/were-phasing-out-coal-financing.
As shown in the wholesale loan exposure table on page 169, within the power and utilities, and metals and mining sectors, and recognising external party assessments of power generation and mining capacity, our exposure to thermal coal at 31 December 2021 was $1.0bn (2020: $1.2bn) or 0.2% of the total wholesale loans and advances figures.
In 2021, HSBC, together with other financial institutions, participated in capital markets transactions relating to clients who own or operate thermal coal-fired powered plants or thermal coal mines. HSBC facilitated a total of $1.3bn out of the total of these transactions.

Biodiversity and natural capital-related policies
We have taken several steps to unlock the value of natural capital in the global economy, and help tackle biodiversity loss and other nature-related financial risks. However, we recognise we are at the beginning of our journey.
We regularly assess our clients for their commitment to sustainable business practices, and have clear policies to help mitigate the risk of nature loss. Our sustainability risk policies are designed to provide several protections against financing, which will have a negative impact on nature. These include our forestry and agricultural commodities policies, which put an emphasis on customers involved with the major forest-risk commodities to obtain independent certification that their businesses operate in a sustainable manner. These include requiring palm oil customers to commit to ‘No Deforestation, No Peat and No Exploitation’. Our World Heritage Sites and Ramsar-designated wetlands policy prohibits the financing of any project that threatens the special natural characteristics of these internationally protected areas.

62	HSBC Holdings plc

Our approach to climate reporting

Task Force on Climate-related Financial Disclosures (‘TCFD’)
The table below sets out the 11 TCFD recommendations and summarises where additional information can be found.

Where we have not included climate-related financial disclosures consistent with all of the TCFD Recommendations and Recommended Disclosures, the reasons for this and steps we are taking are set out in the additional information section on page 1b.

Recommendation	Response	Disclosure location
Governance
a) Describe the Board’s oversight of climate-related risks and opportunities
Process, frequency and training	The Board is responsible for our climate ambition, strategy and risk, receives climate-focused updates throughout the year and receives ESG-related training.	Page 80 Page 265 Page 268
Sub-committee accountability, processes and frequency
The Group Risk Committee exercises oversight of climate risks.

The Group Audit Committee reviews and challenges ESG and climate-related reporting and disclosure, including the climate change resolution and scenario analysis disclosure.
Page 285 Page 281
Examples of the Board and relevant Board committees taking climate into account
2021 was a significant year for the Group in its efforts to support the transition to net zero – a key pillar of our overall Group strategy – with the passing of our climate change resolution at our 2021 AGM and the publication of our thermal coal phase-out policy being two of the most notable achievements. In January 2022, the Board also approved the necessary investment required to develop and implement a revised operating model for the Group's Sustainability function to help ensure delivery against our sustainability ambitions.

The GRC and GAC convened a joint meeting to review the thermal coal phase-out policy and our approach to financed emissions.
Page 24 Page 255 Page 277
b) Describe management’s role in assessing and managing climate-related risks and opportunities
Who manages climate-related risks and opportunities
The Group Executive Committee (‘GEC’) manages our climate ambition with management responsibilities integrated into the relevant business and functional areas. It oversees and directs the climate-related opportunities. It discussed climate-related issues at six meetings in 2021.

The Group Chief Executive is responsible for overseeing the delivery of the sustainable finance and investment ambition and realisation of commercial opportunities.

The Group Chief Sustainability Officer holds joint responsibility for the ESG committee that supports Group Executives in the development and delivery of ESG strategy, key policies and material commitments by providing oversight, coordination and management of ESG commitments and activities.

The Group Chief Risk and Compliance Officer and the chief risk officers of our PRA-regulated businesses are the senior managers responsible for climate financial risks under the UK Senior Managers Regime.

How management reports to the Board
The Group Chief Executive, the Group Chief Financial Officer, and the Chief Risk and Compliance Officer provide regular verbal and written updates to the Board.

The ESG Committee will regularly report to the Board on progress against our ESG ambitions, climate strategy and related commitments.
Page 80
Processes used to inform management	The Group Chief Financial Officer provides an ESG dashboard including key climate-related metrics within a quarterly report, presented to the GEC.

	Management is informed by a number of specialist ESG governance forums.	Page 80
Strategy
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
Processes used to determine material risks and opportunities
We use scenario analysis to help us identify and understand climate-related risks.

We understand the need to find new solutions to increase the pace of change if the world is to achieve the Paris Agreement’s goal of being net zero by 2050.

For wholesale customers, we use a questionnaire as part of the independent review of risk, to understand their climate strategies and risks. It also helps us to identify potential business opportunities to support the transition.
Page 57 Page 55 Page 169
Relevant short, medium, and long term time horizons
We aim to achieve net zero in our financed emissions by 2050, and in our own operations and supply chain by 2030.

We aim to provide and facilitate $750bn to $1tn of sustainable finance and investment for our customers in their transition to net zero and a sustainable future between 2020 and 2030.

We have taken these time horizons into our consideration. We consider short term to be less than one year, medium term to be by 2030 and long term to be by 2050.
Page 46 Page 53 Page 168
Transition or physical climate-related issues identified	Transition or physical climate-related risk impacts may manifest across our risk taxonomy across all time horizons.

	We are supporting our customers in their transition through our sustainable finance and investment ambition. Our sustainable finance data dictionary includes a detailed definition of contributing activities.	Page 168 Page 53

63	HSBC Holdings plc

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued

Recommendation	Response	Disclosure location
Risks and opportunities by sector and/or geography
For our wholesale exposure we have focused on a group lens as a starting point, primarily due to data limitations on client carbon emissions. Our scenario analysis shows that transition risk represents a more material risk for corporate customers, and physical risk is more material for our retail customers.

Opportunities include sustainable finance, sustainable investment and sustainable infrastructure.
Page 57 Page 53

Concentrations of credit exposure to carbon-related assets
We have identified and disclosed six sectors where our corporate customers have the highest climate risk, which are: oil and gas; building and construction; chemicals; automotive; power and utilities; and metals and mining.

We have also disclosed our exposure to thermal coal.

Our approach to financed emissions has focused primarily on oil and gas, and power and utilities, and the specific areas of the value chain which are most carbon intensive. We will aim to enhance our scope 3 emissions disclosure by encouraging our customers to publicly disclose their carbon emissions

Page 169 Page 62 Page 47 Page 1b
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning
Impact on strategy, business, and financial planning
Transition to net zero represents one of our four strategic pillars. We aim to be net zero in our operations and supply chain by 2030 and in our financed emissions by 2050.

Due to transitional challenges, including data and system limitations, we do not currently fully disclose the way in which climate-related issues have affected our financial planning and performance. We have considered the impact of climate-related issues on our businesses, strategy and financial planning, and will aim to further enhance our processes in relation to acquisitions/divestments and access to capital.

Page 14 Page 1b
Impact on products and services	We aim to help our customers’ transition to net zero and a sustainable future through providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030.	Page 53
Impact on supply chain and/or value chain
We have started targeting our largest suppliers to encourage them to make their own carbon commitments, and to disclose their emissions. We take into account climate-related risks as part of our third-party risk management process.
Page 52
Impact on adaptation and mitigation activities
We announced our ambition to achieving 100% renewable power across our operations by 2030, and continue to look for opportunities to procure green energy. We regularly review and enhance our building selection process and global engineering standards, to help ensure our building selection and design standards reflect the potential impacts of climate change.
Page 52
Impact on operations
We have analysed the resilience of our critical properties, identifying 22 of our 250 critical buildings have a high potential for impact due to climate change by 2050. This will inform real estate planning. Our business continuity processes, including people and infrastructure, will continue to evolve to take in account of climate-related risks across regions and markets to avoid concentration risk.
Page 61
Impact on investment in research and development	We are working with the World Resources Institute and WWF, focusing our collective efforts on climate-related innovation, nature-based solutions and energy efficiency initiatives in Asia.	Page 77
How we are striving to meet investor expectations	The climate change resolution that was passed at our 2021 AGM committed us to publishing our thermal coal phase-out policy and setting short and medium term targets to align our provision of finance with the goals and timelines of the Paris Agreement.	Page 18
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Embedding climate into scenario analysis	We use the people, processes, controls and governance structures from our traditional capital stress tests for our climate-related scenario analysis, as well as bespoke data, modelling techniques and analysis.	Page 57

Key drivers of performance and how these have been taken into account	In 2021, we ran our first climate stress testing and scenario analysis exercise. For all portfolios, our assessments considered transition risk and physical risk.

	We do not currently fully disclose the impacts of transition and physical risk quantitatively, due to transitional challenges such as data limitations and evolving science and methodologies.	Page 57 Page 1b
Scenarios used and how they factored in government policies
Our climate-related scenario analysis was run on a suite of scenarios including Hot house, Orderly and Disorderly scenarios, which incorporated a complex set of social, political and economic decisions, including taking into account government policies.
Page 57
How our strategies may change and adapt	As our approach matures, we will look to begin incorporating our analysis into our core banking processes including strategic planning and risk appetite.

	We regularly review and enhance our own building selection process and design standards to help these reflect the potential impacts of climate change.	Page 61
Risk management
a) Describe the organisation’s processes for identifying and assessing climate-related risks
Traditional banking risk types considered	Our key climate risk types are: wholesale credit risk, retail credit risk, regulatory compliance risk, resilience risk and strategic (reputational) risk.

	We tailor our underlying policies and controls to manage the different risks and exposures to reflect our respective roles in asset management, employee pensions and insurance to meet the needs of our key stakeholders.	Page 167 Page 56

64	HSBC Holdings plc

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued

Recommendation	Response	Disclosure location
Process	The process of identification and assessment of climate risk differs according to the risk type, taking into account material risk drivers. We use scenario analysis to assess our portfolio’s exposure, which takes into account emerging regulatory requirements, and we use our transition risk questionnaire to request information from our corporate customers.	Page 167
Integration into policies and procedures
We are integrating climate risk into the supporting policies, processes and controls for our key climate risks and we will continue to update these as our climate risk management capabilities mature over time.

b) Describe the organisation’s processes for managing climate-related risks

Process and how we make decisions
The Group Risk Management Meeting receives scheduled updates on climate risk, and receive regular updates on our climate risk appetite and top and emerging climate risks.

Our developing climate risk appetite metrics aim to support the oversight and management of the financial and non-financial risks from climate change.

Our approach to climate risk management is developing and how we manage these risks will vary by risk type. We will continue to align to our risk management framework when determining the materiality of its exposure to climate-related risks.
Page 80 Page 167
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management framework
How we have aligned and integrated our approach	Our approach to climate risk management is aligned to our Group-wide risk management framework and three lines of defence model.	Page 167
How we take into account interconnections between entities, functions	Our dedicated climate risk programme continues to accelerate the development of our climate risk management capabilities, taking into account relevant interconnections within global businesses, functions and entities.	Page 167
Metrics and targets
a) Disclose the metrics used by the organisation to assess climate-related risk and opportunities in line with its strategy and risk management process
Metrics used to assess the impact of climate-related risks on our loan portfolio
We disclose our wholesale loan exposure to the six high transition risk sectors. It is also used to be a metric, together with our transition risk questionnaire to assess impact of climate risk and help inform risk management.

We are starting to measure climate risk for our retail portfolio, starting with retail properties in the UK.

Our climate risk management information dashboard includes metrics relating to our key climate risks, and is reported to the Global Climate Risk Oversight Forum. However, we do not fully disclose metrics used to assess the impact of climate-related risks on retail lending, parts of wholesale lending and other financial intermediary business activities
Page 169 Page 170 Page 1b
Metrics used to assess progress against opportunities
We track our net zero progress using multiple metrics, tailoring methodologies to the specific measures.

We do not currently fully disclose the proportion of revenue or proportion of assets aligned with climate-related opportunities, relevant forward-looking metrics or internal carbon prices due to transitional challenges including data and system limitations.

Page 18 Page 1b
Board or senior management incentives	We use a number of climate-related metrics within annual incentive scorecards, including those of the Group Chief Executive and Group Chief Financial Officer.	Page 17
b) Disclose scope 1, scope 2 and, if appropriate, scope 3 greenhouse gas emissions and the related risks
Our own operations
We report scope 1, 2 and part of scope 3 greenhouse gas emissions resulting from the energy used in our buildings and employees’ business travel.

Future disclosure on scope 3 supply chain emissions (suppliers), as well as its related risks is reliant on our suppliers publicly disclosing their carbon emissions.
Page 52 Page 1b
Measuring our on-balance sheet financed emissions
We have started to measure our scope 3 portfolio impact, beginning with the oil and gas, and power and utilities sectors.
Future disclosure on scope 3 financed emissions (customers) is reliant on our customers publicly disclosing their carbon emissions.
Page 47 Page 1b
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets

Details of targets set and whether they are absolute or intensity based
One of our strategic pillars is to support the transition to a net zero global economy. To support our ambition to align our financed emissions to achieve net zero by 2050 or sooner, we have set a new absolute on-balance sheet financed emissions 2030 target for the oil and gas sector, and an on-balance sheet financed emissions intensity 2030 target for the power and utilities sector.

Given that climate scenarios are mainly focused on medium- to long-term horizons, rather than short-term, we have set interim 2030 targets for on-balance sheet financed emissions for the oil and gas and power and utilities sectors. We do not currently disclose targets used to measure and manage physical risk, due to transitional challenges and data limitations. We do not consider water usage to be a material target for our business and therefore we have not included a target in this year’s disclosure.

Page 50 Page 1b
Other key performance indicators used	We also use other indicators to assess our progress including energy consumption and percentage of renewable electricity sourced.	Page 18

65	HSBC Holdings plc

Social
We aim to play an active role in opening up a world of opportunity for our customers, colleagues and communities as we bring the benefits of connectivity and global economy to more people around the world.

At a glance
Our relationships
Our purpose is opening up a world of opportunity, and we aim to bring that purpose to our customers, employees and the communities in which we operate.
We create value by providing the products and services our customers need and aim to do so in a way that fits seamlessly into their lives. This helps us to build long-lasting relationships with our customers. Through a series of surveys, we aim to listen to our customers to put them at the centre of our decision making. If things do go wrong, we aim to take action in a timely manner.
Our organisation has been shaped by the many cultures, communities and continents we serve, with almost 220,000 full-time equivalent employees (‘FTEs’) in 64 countries with 160 nationalities. We were founded on the strength of different experience and we continue to value that difference. We strive to champion inclusivity to better reflect the worlds of our customers and communities.
We have a long-standing commitment to support our communities, in areas where we can make a difference and support sustainable economic growth. We believe that financial services, when accessible and fair, can reduce inequality and help more people access opportunities.
Our culture is underpinned by our values: we value difference, we succeed together, we take responsibility, and we get it done.

66	HSBC Holdings plc

Customers
We create value by providing the products and services our customers need and aim to do so in a way that fits seamlessly into their lives.
We aim to listen, learn and act on our customers’ feedback, and use the net promoter score (‘NPS’) system to compare our customer satisfaction performance against our peers. We manage customer feedback when things go wrong and report on our actions against our key customer complaints.
In this section, we report on our customers as three distinct groups: our wealth and personal banking customers; medium and large-sized corporate customers; and our global and institutional customers. These groups are served by our three global businesses respectively: Wealth and Personal Banking (‘WPB’), Commercial Banking (‘CMB’) and Global Banking and Markets (‘GBM’).
Customer satisfaction
We remain committed to improving customers’ experiences. In 2021, we gathered feedback from over one million customers across our three global businesses to help us understand our strengths and the areas of focus.
Our recommendation scores improved in more than 60% of our markets, although we still have work to do to improve our rank position against competitors, as some have accelerated their performance faster than us.
Listening to drive continuous improvement
Throughout 2021, we continued to embed our new feedback system so we can better listen, learn and act on our customers’ feedback. We use NPS to provide a consistent measure of our performance. NPS is measured by subtracting the percentage of ‘Detractors’ from the percentage of ‘Promoters’. ‘Detractors’ are customers who provide a score of 0 to 6, and ‘promoters’ are customers who provide a score of 9 to 10 to the question: ‘On a scale on 0 to 10, how likely is it that you would recommend HSBC to a friend or colleague’.
We run studies that allow us to benchmark ourselves against other banks. In 2021, these were live in 10 WPB markets and 13 CMB markets, and in our key regions for our private bank and GBM. These will be expanded to other key markets in 2022. We try to make it as easy as possible for customers to give us feedback, accelerating our use of digital real-time surveys to capture insight. By sharing this and other feedback with our front-line teams, and allowing them to respond directly to customers, we are improving how we address issues and realising opportunities.
How we fared
In WPB, our NPS rose in seven markets. In Hong Kong, mainland China and UAE, we were ranked in the top-three banks, and in the UK, Malaysia and Mexico we improved rank positions. Our rank in Singapore and the US remained flat while our positions slipped in Australia and Canada. Customers told us we needed to focus on: making digital platforms more accessible, making payments easier, improving our account opening experience and helping customers better monitor their spending. We have made a commitment to invest in making these things better. In our private bank, our global NPS increased to 31, compared with 9 in 2020. This was largely due to an increase in our scores in Hong Kong, the US and Germany, with scores in Switzerland, the UK and Luxembourg also performing strongly.
In CMB, NPS rose in eight of our 13 key markets, with our rank positions in Malaysia, India, UAE and Mexico either improving or in the top three against competitors. In Hong Kong, we placed a stronger emphasis on innovation from a product and digital banking perspective. In the UK, as we continued to navigate the broader impacts of Covid-19, we faced challenges providing consistent levels of customer service. We are prioritising areas where we can improve the experience customers have with us.
In GBM, our NPS increased in Asia and the US. We ranked in first place in Asia, an improvement from third place in 2020. In the US, our NPS increased by 16 points, consequently placing us in sixth place versus our ninth place ranking in 2020. While our NPS declined in Europe by four points compared with 2020, our score improved among our key clients.

Number of markets in top three or improving rank[1]
2021
WPB	6 out of 10
CMB	4 out of 13
1 In WPB, markets comprised: the UK, Hong Kong, Malaysia, Singapore, mainland China, Australia, UAE, Canada, Mexico and the US. In CMB, markets comprised: the UK, Hong Kong, Malaysia, Singapore, Pearl River Delta, mainland China, India, Indonesia, Australia, UAE, Canada, Mexico and the US. Rank positions are provided using data gathered through third-party research agencies.

Acting on feedback
We continued to focus on our digital capabilities in 2021 to enable better customer experiences.
In WPB, we introduced new mobile account opening functionality in Hong Kong, leading to improved NPS, and reaching an all-time high of 62 in March. We also launched Trade25, our new stock trading platform for 18 to 25 year-olds. By the end of the year, 1,800 users had opted into the programme. A new online banking platform was delivered across 20 markets to improve navigation and usability.
In CMB, our digital self-service programme launched to enable our customers to undertake more of their day-to-day banking online. Since introduction in early 2021, in the UK, over 140,000 customers changed their details online, 71,000 customers managed their debit and credit cards and 389,000 cheques were deposited using the mobile application.
In GBM, our digitised account onboarding and lifecycle management platform has been extended to 21 markets with enhanced features and capabilities including one time password and e-sign functionality. Integrated electronic identification and verification capabilities have also been deployed to simplify the onboarding experience for our clients.

67	HSBC Holdings plc

How we listen
To improve how we serve our customers, we must be open to feedback and acknowledge when things go wrong. We have adapted quickly to support our customers facing new challenges and new ways of working, especially as a result of Covid-19-related lockdown restrictions.
We aim to be open and consistent in how we track, record and manage complaints, although as we serve a wide range of customers – from personal banking and wealth customers to large corporates, institutions and governments – we tailor our approach in each of our global businesses. As the table on the right demonstrates, we have a consistent set of principles that enable us to remain customer-focused throughout the complaints process.

For further details on complaints volumes by geography, see our ESG Data Pack at www.hsbc.com/esg.

How we handle complaints
Our principles	Our actions
Making it easy for customers to complain	Customers can complain via the channel that best suits them. We provide a point of contact along with clear information on next steps and timescales.
Acknowledging complaints	All colleagues welcome complaints as opportunities and exercise empathy to acknowledge our customers’ issues. Complaints are escalated if they cannot be resolved at first point of contact.
Keeping the customer up to date	We set clear expectations and keep customers informed throughout the complaint resolution process via their preferred channel.
Ensuring fair resolution	We thoroughly investigate all complaints to address concerns and ensure the right outcome for our customers.
Providing available rights	We provide customers with information on their rights and the appeal process if they are not satisfied with the outcome of the complaint.
Undertaking root cause analysis	Complaint causes are analysed on a regular basis to identify and address any systemic issues and to inform process improvements.

Wealth and Personal Banking (‘WPB’)
In 2021, we received approximately 1.2 million complaints from customers. The ratio of complaints per 1,000 customers per month in our large markets reduced from 2.7 to 2.5.
In the UK, complaints relating to our response to the Covid-19 pandemic reduced, due to the decline in demand for financial support, payment holidays and additional lending. In the UK, we also implemented various initiatives to resolve common customer pain points and have provided our people with enhanced guidance to help them identify complaints.
The increase in complaints in Hong Kong mainly related to stresses to our operations caused by events including frauds, Covid-19-related government schemes and new business initiatives. We are addressing these by offering new flexible solutions, customer education on fraud prevention and enhanced digital services.
The increase in complaints in Mexico was driven by unrecognised charges in debit and credit cards caused by fraud attacks. In response, our fraud teams have taken actions to protect customers, including enhanced monitoring and customer alerts.
Our complaint management platform, now live in 11 markets, allows us to deliver a more customer-focused experience when managing feedback. We have streamlined complaints procedures, introduced greater automation to track complaints and provide customers with regular updates, and enhanced our reporting. Our new global complaints dashboard enables us to identify trends, and put in place actions to resolve emerging issues.
In our private bank in 2021, we received 431 complaints, a 25% decrease on 2020, largely due to the reduction in administration and service issues. Within this category, approximately 50% were attributable to processing errors/delays and client reporting delays/errors. In 2021, the private bank resolved 431 complaints.

WPB complaint volumes1 (per 1,000 customers per month)

		2021	2020
Total[2]		2.5	2.7
UK3	↓	1.6	2.1
Hong Kong[3]	↑	0.7	0.6
Mexico[3]	↑	5.5	4.9

1 A complaint is any expression of dissatisfaction about HSBC’s activities, products or services whether justified or not.
2 Markets included: Hong Kong, mainland China, France, the UK, UAE, Mexico, Canada, US.
3 The UK, Mexico and Hong Kong make up 84% of total complaints.

Acting on feedback
In 2021, we revised our global complaint handling policy to simplify our process, and set a principle-based approach. We aim to ensure we recognise those customers with enhanced care needs to deliver fair outcomes.
In March 2021, we were the first bank in Hong Kong to allow fully digital international account opening for both permanent and non-permanent residents through the launch of a new international account opening service through our internet banking.
Since October 2021, our UK customers have benefited from enriched transaction details for their debit and credit cards on the mobile app. The app provides a simpler interface, includes improved transaction descriptions and helps support customers where they are querying transactions through the dispute process.
Contact centres are accelerating the digital transformation to deliver enhanced customer experience by streamlining and automating processes. In 2021, we launched 14 new chat deployments, four new chatbots and security improvements that included voice biometrics and SMS passwords that drive towards delivering seamless customer experiences when connecting with our contact centres.

68	HSBC Holdings plc

How we listen continued
Commercial Banking (‘CMB’)
In 2021, we received 82,238 customer complaints, a decrease of 22% from 2020. Of the overall volumes, 82% came from the UK, 10% from Hong Kong and 2% from France. We resolved 81,968 complaints.
The most common complaint related to operations, namely payment processing errors and delays. However, complaints in this category fell markedly compared with 2020, largely due to the significant reduction in complaints relating to the Bounce Back Loan Scheme in the UK after the scheme was closed in March 2021. In Hong Kong, the number of complaints received were significantly lower in 2021 due to a reduction in our due diligence reviews of customers as part of our global standards programme.
Encouraging our people to capture and log complaints allows us to continually improve the products and services we offer. To support this we rolled out a new complaints tool across 36 markets to ensure effective complaint handling remains at the front and centre of how we operate.

CMB complaint volumes1 (000s)

		2021	2020
Total		82.2	105.1
UK2	↓	67.1	81.9
Hong Kong[2]	↓	8.2	16.3

Acting on feedback
We seek to ensure that we treat customers fairly when managing complaints, especially those who may be considered vulnerable or who have enhanced care needs. In 2021, we introduced a way to identify complaints from such customers so that they get the right outcomes.
The majority of complaints related to payment processing. To improve our customers’ experience when making payments, we launched SMS and We Chat notifications in Hong Kong to accelerate payment screening times.
The second highest contributor to complaint volumes related to contact centres, in particular the time taken for our customers to be served. In the UK these complaints were driven by a rise in customer demand and operational challenges increasing call wait times. To improve response times, we provided customers with more digital channels including web chat and upgraded our Business Banking mobile app.
We continued to strengthen our financial crime procedures as part of our commitment to safeguard our customers. While complaints related to these processes and procedures remained high they fell by 2% compared with 2020.

Global Banking and Markets (‘GBM’)
We received 1,429 customer complaints in 2021, which was in line with complaint volumes in 2020. Of the complaints received in 2021, 92% were closed.

Our Global Liquidity and Cash Management business recorded the most complaints, corresponding to the high transaction volumes associated with this business. Complaint volumes were broadly stable throughout the year, with no material incidents observed. Some examples of complaints raised include temporary issues with system performance, and customers citing query resolution times.

GBM complaint volumes1

		2021	2020
Total		1,429	1,432
Global Banking	↓	282	309
Global Markets and Securities Services	↓	309	363
Global Liquidity and Cash Management[3]	↑	838	760

Acting on feedback
We have developed a client feedback tool to replace several legacy complaints logging tools for all GBM businesses. The tool is scheduled to go live across all GBM markets by September 2022.

While global systems were stable throughout 2021, where issues occurred we deployed resources to restore services quickly, and performed root-cause analysis to ensure fixes were implemented.

1 A complaint is any expression of dissatisfaction, whether justified or not, relating to the provision of, or failure to provide, a specific product or service or service activity.
2 For our CMB business, the UK and Hong Kong make up 92% of total complaints.
3 Global Liquidity and Cash Management excludes 1,190 complaints relating to payment operations, which is part of Digital Business Services.

69	HSBC Holdings plc

Employees
Opening up a world of opportunity applies to colleagues, as well as our customers. We do this by building a diverse and inclusive organisation that prioritises well-being. We invest in the development of talent, creating a culture of learning and we empower our colleagues to shape the future of work.
We were founded on the strength of diverse experience, and we continue to seek different perspectives to ensure we are prepared to move at pace, and deliver on behalf of our colleagues, customers and shareholders. We regularly listen to our colleagues through surveys and Exchange sessions. The insight we collect shapes our approach to colleague engagement and support.
Our culture is underpinned by our values: we value difference, we succeed together, we take responsibility, and we get it done.

The future of work
The way we work is continuing to adapt as our workforce meets new demands, and as expectations change. In addition to this, our colleagues are developing new skills and working more flexibly than ever before.
Adapting at pace
During the Covid-19 pandemic, our colleagues adapted at pace in a fast-changing environment to provide continuity of service for our customers. This offered us the opportunity to rethink the future of work, taking the best of what we learnt to attract a better and more diverse workforce.
To support our approach, we created three guiding principles:
•Customer focus: We aim to make sure the way we work helps deliver the best commercial outcomes for our customers.
•Team commitment: We will connect with each other, build our community and collaborate.
•Flexibility: We will provide our colleagues with more choice on how, when and where we work, suitable for the roles we do.
Our future of work initiative is driven by feedback and insights that we gain from our colleagues. In April 2021, our return to workplace survey revealed approximately 70% of colleagues wanted individual flexibility around location and hours. In October 2021, our employee focus groups showed approximately 85% of colleagues wanted leaders to set an example and encourage our new ways of working.
In 2021, we started to formalise hybrid working arrangements, splitting time between home, office or other locations. We developed e-learnings and conversation guides to help managers discuss hybrid ways of working with their teams. We also created films and communications, showcasing how leaders and colleagues were role modelling new ways of working.
To further support individual flexibility, we created a new global flexible working framework and best practice guidelines to enable all colleagues to have more choice around how and where they work.
Our June 2021 Snapshot survey revealed there are five key areas our colleagues want us to get right for hybrid working to be successful:
•improve communication;
•offer the right level of flexibility;
•provide fit-for-purpose technology;
•facilitate collaboration; and
•enable our leaders to lead hybrid teams.
In line with this feedback, we improved technology platforms including the accelerated deployment of Microsoft Teams and improved remote internet connection capabilities. We have commenced refurbishment of buildings to support better collaboration, while ensuring the safety of our colleagues by continuing to provide social distancing measures. The future of work will remain an area of focus in 2022 and beyond.
We recognise we do not have all the answers, so we will continue to take a ‘test and learn’ approach, closely evaluating our success through regular feedback and business performance.

Spotlight on hybrid working
Our colleagues in mainland China – one of the first markets to reopen following Covid-19-related restrictions – embraced our new hybrid ways of working.
Managers assessed role types against a global ‘workstyle’ framework, which considers issues such as local laws, regulations and the need for face-to-face contact. This helped management understand and role model a balance between home and office working. Managers were then encouraged to have open discussions with their teams, supported by HR guidelines, around how individuals could be supported to work more flexibly. Following these changes, we received feedback that showed that ways of working had changed, and where roles allowed, hybrid working was now seen to be the standard way to work.

66%
of employees whose roles allow them to work remotely told us their ideal work pattern would be hybrid, according to the Snapshot employee survey in December 2021.

70	HSBC Holdings plc

Inclusion
We value diversity of thought and we are building an environment that reflects our customers and communities. We are committed to attracting, developing and retaining diverse talent by fostering an inclusive culture.
We recognise the importance of data in driving change, and in 2021 placed an increased focus on capturing diversity data in markets where this is possible from a legal, data privacy and cultural perspective. We are now using data science to uncover barriers to more equal representation across the organisation.
Our approach to inclusion is organised under four pillars:
Investing in talent
To ensure that we have diversity of thought and represent the communities we serve it is imperative that we attract, hire and develop high-performing diverse talent. Our recruitment, retention and development initiatives include the following:
•In recruitment, it is now mandatory for all hiring managers to carry out inclusive hiring training. For external recruitment, we work with agencies that specialise in promoting more diverse hires at all levels of seniority.
•To support our people managers and colleagues, we have invested in expanding our leadership development programmes, and in initiatives relating to mental health and neurodiversity. We are also the first UK employer to be accredited as menopause friendly.
•We run targeted leadership programmes for underrepresented groups, and we have reviewed succession plans and pipelines for senior leadership roles in our key markets with a focus on representation of female and ethnically diverse talent.
For further details on awards and employee programmes, see the ESG Data Pack at www.hsbc.com/esg.

Investing in employee networks
Tens of thousands of colleagues are part of our employee networks, focusing on age, disability, mental health, ethnicity, faith, gender, LGBT+, working parents, carers, and wider common interest groups. Each network is supported by an executive sponsor. Some highlights from 2021 include:
•Balance, our gender network, launched an initiative that now runs across all employee networks, providing structured small group executive coaching sessions led by internal leaders in 38 markets. Nearly 3,000 colleagues have benefited to date.
•Embrace, our ethnicity network, hosted global panel sessions on World Day for Cultural Diversity to discuss the importance of ethnic and cultural inclusion and the actions needed to bring about sustainable change. In the US, Embrace held career insights workshops showcasing the skills needed for various internal vacancies.
•Our Pride network launched ‘How to be an LGBT+ Ally’ e-learning in 10 languages. Approximately 2,500 colleagues completed the training within five months, including the Group Executive Committee.

Investing in data
The diversity data we collect is reviewed by our Group Executive Committee on a quarterly basis and is used to make evidence-based decisions and hold us accountable for progress against our commitments. We will use diversity data to enhance our understanding of employee sentiment across diverse groups and to enable us to assess the inclusiveness of our hiring processes. In 2021, highlights included:
•We have expanded our self-identification capability to 38 markets, enabling 91% of our workforce to share their ethnic heritage.
•Employees can now also share their disability, gender identity and sexual orientation data. These self-identification options were enabled for 90%, 80% and 70% of our workforce respectively, in markets where this was permitted from a legal, regulatory and cultural perspective.
•As part of the hiring process, we have enabled candidates in 12 markets, including five of our largest, to share their diversity data. We will add a further seven markets in 2022.

Supporting customers and communities
We are committed to supporting the diverse communities we serve, with actions across HSBC, and in our personal and wholesale businesses specifically, including:
•We empowered female entrepreneurs to increase the scale of their business through masterclasses, coaching and networking as part of HSBC Roar, a customer coaching and networking programme launched by HSBC Global Business Banking in partnership with AllBright.
•We redesigned our retail banking apps in line with accessibility guidelines and transformed the physical appearance of our credit and debit cards to make them more accessible.
•We demonstrated our commitment to promoting a culture of respect and equality by becoming a signatory in 2021 to the UN Standards of Conduct for Business: Tackling discrimination against lesbian, gay, bi, trans and intersex people.
For further details of how we are making financial services more accessible and fair, see ‘Financial inclusion’ on page 78.

Disability confidence
Our employee networks are essential to fostering an inclusive culture. Our Ability network celebrated International Day of People with Disabilities in partnership with PurpleSpace, which launched the Purple Light Up movement to build disability confidence for employees and customers. Global events were held to celebrate the contribution of colleagues with disabilities, raise awareness of our disability confidence goals, and build empathy and allyship.

In 2021, we made progress on our ambition to become a disability confident organisation. Key highlights were: running more than 50 digital accessibility sessions attended by 15,000 employees and partners; launching local Ability networks in India and Poland, and increasing membership across the Group; and welcoming six new colleagues with Down’s Syndrome to work in our UK branches.

71	HSBC Holdings plc

Inclusion continued

Women in senior leadership
After achieving our ambition of 30% women in senior leadership positions in 2020, we set a new goal to reach 35% by 2025. At the end of 2021, we had 31.7% of women in senior leadership roles.
Appointments of external female candidates into senior positions were 37.6%, up from 31.7% in 2020. Promotions of women into senior leadership roles were 43.2%.
Talent programmes – including Accelerating Female Leaders and our Explore leadership course – have provided skills and coaching to help high-performing women progress their careers at an accelerated rate.

1    Combined executive committee and direct reports includes HSBC Group Executives, General Managers, Managing Directors, Group Company Secretary and Chief Governance Officer and their direct reports (excluding administrative staff).
2     Senior leadership is classified as those at band 3 and above in our global career band structure.

Our ethnicity commitments
In July 2020, we made a commitment to double the number of Black colleagues in senior leadership positions by 2025. We have focused on the UK and US markets, where most of our Black colleagues are based. In 2021 we grew our number of Black senior leaders by 17.5%.
Our global campaign to invite colleagues to provide us with data on how they identify has provided us with a more robust understanding of the ethnic profile of our workforce. Using this data, in 2022 we are refining our ethnic diversity goals to work towards a diverse senior leadership representation that better reflects the communities we serve. We will maintain our focus on goals for Black senior leaders and will also establish goals for other underrepresented ethnically diverse groups.
We put in place important foundations in 2021 through leadership development programmes, inclusive hiring, and investing in the next generation of high-performing diverse talent.
Our Accelerating into Leadership programme was expanded to include ethnically diverse men as well as women in middle management. In the UK, we piloted the Solaris Bridge development programme for high-performing Black women.
We have partnered with organisations that specialise in engaging ethnically diverse talent for graduate, mid-career and leadership recruitment, and request diverse candidate slates from our recruitment partners.
We are building our pipeline of future talent through grants, scholarships and internships. We have signed up to the UK 10,000 Black Interns initiative, pledging to hire 35 interns – which is the highest number of places among all financial services companies. In the UK we also donated £2m to the #Merky Foundation to support 30 Stormzy Scholars at the University of Cambridge over the next three years. In the US, we have established an $800,000 scholarship with the Executive Leadership Council to fund Black students interested in a career at HSBC.

Representation and pay gap reporting
We publish our gender representation, ethnicity representation and pay gap data annually to ensure we continue to make progress and to help us identify new areas for action. We have been reporting our gender representation and pay gap data for the UK since 2017. In 2020, we voluntarily extended our reporting to include ethnicity for the UK and gender for the US. In 2021, we extended this further to include ethnicity for the US and gender for mainland China, Hong Kong, India and Mexico. This covers 70% of our organisation, providing a clear view of overall representation.
While we are confident in our approach to pay, until women and ethnically diverse colleagues are appropriately represented at every level across the organisation, and we have more complete ethnicity self-identification data, we will continue to see gaps in average pay. We review our pay practices regularly and work with independent third parties to review equal pay. If pay differences are identified that are not due to objective, tangible reasons such as performance or skills and experience, we make adjustments.
In 2021, our median aggregate UK-wide gender pay gap, including all reported HSBC entities, was 46.7%, compared with 48.0% in 2020, and the ethnicity pay gap was -6.0%, compared with -5.6% in 2020. Our overall UK gender pay gap is driven by the shape of our UK workforce. There are more men than women in senior and higher-paid roles, and more women than men in junior roles. We also have a number of senior, global, head office roles based in the UK.
For further details on our gender representation, ethnicity representation, pay gap data, and actions we are taking, see www.hsbc.com/diversitycommitments and the ESG Data Pack at www.hsbc.com/esg.

Diversity data
During 2021, our inclusion team worked with legal, regulatory and diversity and inclusion colleagues in each of our markets to ensure we enabled as many colleagues as possible to share their data on a voluntary basis.
This was one of the biggest global initiatives we have run, and has resulted in significant engagement from colleagues sharing their ethnicity data so far.
It will be a multi-year process for colleagues and candidates to feel comfortable sharing their diversity data with us. We will need to demonstrate the robustness of our data security controls, deliver on our commitments to use this data to progress representation targets, identify and remove inclusion barriers and enhance our inclusion culture.

Percentage of our senior leadership who are women
31.7%
(2020: 30.3%; 2019: 29.4%; 2018: 28.2%)

Ethnicity declaration
52.4%
Colleagues who have shared their ethnic heritage with us to date, out of 91% who are able to do so.

72	HSBC Holdings plc

Learning and skills development
We aim to build a dynamic, inclusive culture where colleagues can develop skills and undertake experiences that help them fulfil their potential. This determines not only how we develop our people but also how we recruit, identify and nurture talent.

Our resources
We use a range of resources to help colleagues take ownership of their development and career including:
–HSBC University is our home for learning and skills, which is accessed online and through a network of training centres. Learning is organised through technical academies aligned to businesses and functions and enterprise-wide academies.
–Our My HSBC Career portal offers career development information and resources to help colleagues manage the various stages of their career from joining through to career progression.
–HSBC Talent Marketplace is a new online platform using artificial intelligence (‘AI’) to match those keen to learn specific skills while they work, with opportunities to support relevant projects alongside existing work.
Developing strong foundations
We expect all colleagues to complete global mandatory training each year. It plays a critical role in shaping our culture, ensuring a focus on the issues that are fundamental to working with us – such as sustainability, financial crime risk, and our intolerance of bullying and harassment. New joiners attend our Global Discovery programme designed to enhance their knowledge of the organisation and engage them with our purpose, values and strategy.
As our risks and opportunities change, our technical academies offer general and targeted development. Our Risk Academy provides learning for every employee in traditional areas of risk like financial crime risk but also offers more specialised development for those in high-risk roles and for emerging issues like climate risk or the ethics of AI and Big Data.
A focus on skills
Our approach to learning is skills based. Our academy teams work with businesses and functions to identify the key skills and capabilities they need in the future. We also help colleagues identify, assess and develop the skills that match their aspirations.
In 2021, we ran a Future Skills campaign called Focus 4, encouraging colleagues to identify four skills to prioritise in their development plans. During four themed weeks colleagues attended various events that introduced them to areas such as data, digital and sustainability skills, as well as personal skills including critical thinking and resilience.
Changing how we learn
Colleagues can access HSBC University online via a learning platform called Degreed. This helps them identify, assess and develop skills through internal and external courses and resources in a way that suits them. Launched in 2021, usage of Degreed grew significantly through the year.
Degreed materials range from short videos, articles or podcasts to packaged programmes or curated learning pathways that link content in a logical structure. Degreed changes the nature of learning, balancing time-intensive classroom learning with simple accessible and timely content. By December, more than 115,000 colleagues were registered on the platform, and in 2021, overall training volumes were up to 26.7 hours per FTE from 23 hours per FTE in 2020.
Most development happens while our colleagues work. In 2021, we launched an AI-based platform called Talent Marketplace, which matches colleagues to projects and experiences based on their aspirations. By December, this had been rolled out to nearly 50,000 colleagues in the US, India, Singapore and the UK, and will be rolled out globally in 2022.
Leadership development
It remains critical to our ability to energise for growth that we manage people effectively and our leaders make an impact. In recent years, we have refreshed how we provide leadership development. In 2021, we launched a new executive development curriculum for our most senior leaders, combining internal programmes and business school activities with targeted technical programmes on key topics and skills.
Retaining and identifying future talent
The starting point to identifying talent is having a recruitment process that is fair and inclusive. In February 2021, we launched inclusive hiring training to help managers make decisions in line with our hiring principles. Managers can now only hire once they have completed this training, with over 13,500 managers receiving certification in 2021.
As we reshape HSBC we recognise that managing change well is critical. To that end, we have committed to focusing on redeploying those colleagues impacted by restructuring. In 2021, 23% of staff impacted found new jobs within HSBC, compared with 14% in 2020.
Our global graduate programme welcomed 650 new colleagues to the organisation in 2021. We held a three-day virtual induction to help graduates understand the programme and how they can play their part in bringing our purpose, strategy and values to life.
The Group Executive Committee takes time to identify successors for our most critical roles. Successors undergo robust assessment and participate in executive development programmes.

New routes to opportunity
Our Talent Marketplace platform helps our colleagues to open up a world of new opportunities to develop their skills, connections and careers to complement traditional learning.
Colleagues can create a profile that describes their skills, experience and aspirations. The system uses AI to match projects to potential candidates, providing our colleagues with an opportunity to learn and offering project owners a diverse pool of talent from which to draw.
Having launched in a number of countries in 2021, Talent Marketplace is helping our colleagues to connect with each other around the world and realise new opportunities. For example, one Singapore-based colleague who wanted to improve their communication skills and was matched with a London-based project owner who needed local market knowledge and language skills.

Training at HSBC
5.9 million
Training hours carried out by our colleagues in 2021.
(2020: 5.2 million)

73	HSBC Holdings plc

Listening to our colleagues
We were founded on the strength of different experiences, attributes and voices. We believe that seeking out and listening to the views of our colleagues is a fundamental part of who we are and how we work. This has been especially important in 2021, as we look to define the future of work, support colleague well-being and develop the skills to enable future success.
Listening to colleague sentiment
We run a Snapshot survey every six months and report insights to our Group Executive Committee and the Board. Results are shared across the Group to provide managers in each region with a better understanding to plan and make decisions. We complement these all-employee surveys with targeted listening activity throughout the year, and in 2022 we will move to one all-employee Snapshot survey to reduce the risk of survey fatigue.
We received 272,718 responses to our two Snapshot surveys in 2021, with a record response rate of 64% in June and 61% in December, up from 62% and 56% respectively in the same periods of 2020.
Employee listening to support our people priorities
In addition to our regular Snapshot surveys, we captured monthly feedback through a series of pulse surveys from September 2020 through to April 2021 to understand colleagues’ views on returning to the workplace and their preferences for the future of work, with more than 60,000 participants. This feedback was complemented by a virtual focus group involving 3,400 colleagues across 20 markets in September 2021, deep-diving into hybrid working. We will continue to monitor employee attitudes and preferences for the future of work through our Snapshot surveys and other targeted research. For further details on the future of work, see page 70.
We also used our Snapshot surveys and virtual focus groups to engage with colleagues about learning and skills development, with over 1,100 participants to a series of virtual focus groups in March 2021 on learning, development and skills for the future. In our December Snapshot, 76% of colleagues said that where they work, people are empowered to seek opportunities to learn and develop new skills. For further details on learning and skills development, see page 73.
Employee well-being has remained a central focus of our Snapshot research throughout 2021 with a dedicated section of each survey focused on colleague well-being. For further details on well-being, see page 76.
We also used Snapshot and pulse surveys to measure the progress of our refreshed purpose, strategy and values, which we launched in February 2021. By the end of 2021, 78% of colleagues said they were aware of these, and 82% of those believed that we have the right purpose, strategy and values to drive success (see below).
Fostering an inclusive working environment
We expect our people to treat each other with dignity and respect and do not tolerate bullying or harassment on any grounds.
Over the past few years, we have strengthened our approach to bullying and harassment, improving our collective understanding of, and response to, these issues. In 2021, we reinforced expected standards of conduct with a refreshed global anti-bullying and harassment code, supplemented with local codes to reflect cultural context while maintaining consistent high standards across the Group.
We have added further anti-bullying and harassment messages to our mandatory training for all our colleagues, and continued our campaign to encourage colleagues to be ‘active bystanders’ and speak up when they see or experience poor behaviours or things that do not seem right.
We have mandatory local procedures for handling employee concerns, including complaints of bullying and harassment. Where investigations are required, we have a global framework setting the standards for those investigations and an additional quality assurance process. We monitor bullying and harassment cases to inform our response and identify actions that could prevent future issues. The data is reported to management committees.
We are not complacent and know that this journey continues. Our refreshed values will guide and inform our plans for 2022 to continue to create and promote an inclusive working environment.

Employee engagement and turnover	2021	2020
Employee engagement	72%	72%
Voluntary turnover	12.7%	7.7%
Involuntary turnover	3.8%	3.6%

Embedding our new purpose and values
Following the launch of our new purpose and values in February 2021, we have continued to embed them in how we operate.
As well as building awareness through communications, we have helped leaders, teams and individuals explore how they bring them to life through workshops, webinars and team discussions. We have further embedded the new values and their associated behaviours into our learning programmes, recognition schemes and performance management processes across HSBC. We continue to find ways to make our purpose and values a cornerstone of how we communicate, conduct business and deliver employee services.
Awareness of the new purpose and values has been consistently high, at 78% in June and December 2021. As evidence that the new purpose and values are becoming embedded, we had positive change in sentiment during the year. Among colleagues who were aware of our purpose and values, 76% of respondents to the December Snapshot survey believed that they will lead to meaningful changes in how we work. This was a seven point increase from the survey result in June. Similarly, a total of 77% of employees stated in December that people around them demonstrate the values in how they work, which was a seven point increase from June. Overall, 82% of aware employees believed that we have the right purpose, strategy and values to drive success.

74	HSBC Holdings plc

Listening to our colleagues continued

Measuring our progress against peers
We use seven Snapshot indices to measure key areas of focus and to enable comparison against a peer group of global financial institutions. The table sets out how we performed.

Index	Score[1]	vs 2020	HSBC vs benchmark[2]	Questions that make up the index
Employee engagement	72	0	+4	I am proud to say I work for this company. I feel valued at this company. I would recommend this company as a great place to work.
Employee focus	71	-1	+3	I generally look forward to going to work. My work gives me a feeling of personal accomplishment. My work is challenging and interesting.
Strategy	72	+4	+2	I have a clear understanding of this company's strategic objectives. I am seeing the positive impact of our strategy. I feel confident about this company's future.
Change leadership	74	0	-2	Leaders in my area set a positive example.
My line manager does a good job of communicating reasons behind important changes that are made.
				Senior leaders in my area communicate openly and honestly about changes to the business.
Speak-up	75	0	+8	My company is genuine in its commitment to encourage colleagues to speak up.
I feel able to speak up when I see behaviour which I consider to be wrong.
				Where I work, people can state their opinion without the fear of negative consequences.
Trust	76	+1	+5	I trust my direct manager. I trust senior leadership in my area. Where I work, people are treated fairly.
Career (new)[3]	67	+2	+3	I feel able to achieve my career objectives at this company. I believe that we have fair processes for moving/promoting people into new roles. My line manager actively supports my career development.
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
3 The career index was introduced in early 2021. It comprises questions that were asked in earlier surveys so we are able to report a comparison with 2020.

Managing employee engagement
Three of our seven Snapshot indices improved in 2021, following significant increases in 2020. Employee engagement, which is our headline measure, was four points above benchmark and five points above 2019 levels. The measure was unchanged from 2020, as were the speak-up and change leadership indices. The employee focus index dropped by one point, but remained three points above the benchmark.
Our response to the Covid-19 pandemic remained a strong positive driver of employee sentiment in 2021. Employee feedback frequently references flexibility and the ability to work from home as an important factor in why they would recommend HSBC as a great place to work, with employee well-being, HSBC’s Covid-19 response and the working environment having the greatest positive influence on employee engagement. Looking beyond the pandemic, we will continue to focus on aspects of the wider employee experience that our research shows are the strongest drivers of employee engagement. This included ensuring that colleagues feel a sense of belonging, feel trust towards leadership, see career progression opportunities at HSBC and are confident in the company’s future.
Our strategy index continued to strengthen with employees increasingly confident about the future. We still trailed the benchmark by five points for employees stating that they see the positive impact of our strategy. We hope to address this through a renewed focus on our purpose and strategy as part of our 2022 employee engagement activities.
We note that voluntary turnover increased from 7.7% in 2020 to 12.7% in 2021, consistent with trends across the wider employment market. Our Snapshot survey showed a slight decrease in employees who intend to stay with HSBC for five or more years, from 65% in 2020 to 64% in 2021. Our research shows that how employees feel about their career at HSBC is a key driver of their intent to stay. Ensuring that our people have the opportunity to develop new skills and further their careers with HSBC is therefore important for retaining talent. We are reassured that against this backdrop, our career index increased by two points since 2020 and was three points above the external benchmark.
For further details on how employee engagement scores, including among colleagues identifying as part of an ethnic minority or as having a disability, have an impact on executive Director remuneration scorecards, see page 304 in our corporate governance report.

Employee engagement
72%
Employee engagement index score
(2020: 72%)

74%
Of colleagues feel confident about this company’s future
(2020: 70%)
67%
Of colleagues feel they can achieve their career objectives at this company
(2020: 66%)

75	HSBC Holdings plc

Well-being
We are deeply committed to supporting the well-being of our colleagues as we transition to new ways of working and support our colleagues through the pandemic. Guided by data and feedback from our employee surveys, our approach will continue to adapt to ensure our services remain relevant.
In 2021, our global well-being programme covered three pillars: mental, physical and financial. In 2022, we added social well-being as a fourth pillar.
Mental well-being
Despite the immense challenges of the Covid-19 pandemic, 82% of colleagues in our December Snapshot survey rated their mental well-being as positive, compared with 81% in 2020. However, colleagues faced challenges, with 27% asking for more support in this area. To address this, we made Headspace, a meditation app, available to all colleagues globally. Since July 2021, 23,000 colleagues have used Headspace to access guided exercises and meditations.
All colleagues took part in mental health awareness training, as part of our global mandatory training programme. We updated our mental health e-learning to help colleagues identify signs of mental ill-health in other colleagues, in both remote and face-to-face settings, as well as to help have supportive conversations with customers. Despite being voluntary, the e-learning has been completed by 26,000 colleagues, with 18% of these being line managers.
To celebrate World Mental Health Day, we ran a global awareness campaign and created a film featuring colleagues sharing personal stories. Throughout October 2021, we held over 60 virtual events globally, featuring external experts providing advice on mental health-related topics.
We know from employee surveys that colleagues are more likely to report better mental well-being when they are physically active, have a good work-life balance, and have regular well-being conversations with their manager. We recognise there is more we can do to support these good habits and will prioritise addressing them in 2022.
Physical well-being
Employee Snapshot surveys revealed 75% of colleagues rated their physical well-being positively, compared with 73% in 2020. As a result of the pandemic, access to doctor appointments became limited in some locations. To reduce the risk of serious illnesses going undetected, we increased the number of markets where we offered telemedicine services, allowing colleagues to have appointments with doctors virtually. Coverage of our workforce increased from 50% in 2020 to 66% in 2021. We have continued to provide access to private medical insurance in the majority of our countries, covering 98% of permanent employees. In certain countries we provide on-site medical centres that the majority of employees can access.
In June, we ran a month-long global physical well-being campaign, featuring guidance from sport ambassadors and our Chief Medical Adviser on topics including management of chronic conditions, exercise, nutrition and symptoms that should not be ignored.
Financial well-being
Snapshot surveys revealed a decrease in financial well-being, with 64% of colleagues reporting positively, compared with 68% in 2020. However, colleagues felt more supported to manage their financial well-being, at 58%, an increase of two points, and more confident talking about their financial well-being with their line manager, at 56%, an increase of six points.
During the pandemic, we preserved pay and benefits, and introduced hardship funds in some markets, which allowed colleagues to apply for financial support. In 2021, we expanded our employee banking proposition, HSBC Together, into Asia and parts of Europe, providing financial guidance and seminars in seven countries, covering 53% of colleagues.
We also introduced employee share plans in mainland China and Poland for the first time, meaning 90% of colleagues can invest in HSBC shares.
Social well-being
At the beginning of 2022, we formalised social well-being as a new pillar of our programme. This was done to address challenges around reduced in-person connections, and to continue the development of our colleagues’ work-life balance.
We will prioritise promoting team cohesion in a hybrid environment, with 25% of colleagues indicating they would like better technology and support with interacting with one another. Snapshot surveys revealed 76% of colleagues say they can integrate their work and personal life positively, compared with 74% in 2020. We will continue to facilitate this by introducing flexible working policies in line with our future of work initiative (see page 69).
In 2021, we refreshed our At Our Best recognition online platform, which allows for real-time recognition and appreciation between colleagues. In 2021, the total number of recognitions made was 1.1 million. In 2022, we will evolve the programme to encourage more recognitions, including through access on mobile devices.

Award
Global Centre for Healthy Workplace Awards 2021
-Best global healthy workplace programme, multinational employer

Advocating change for positive mental health
In January 2021, we helped found and launch the Global Business Collaboration for Better Workplace Mental Health. It is the first global business-led initiative of its kind designed to advocate for – and accelerate – positive change for mental health in the workplace.
Despite important progress in some countries, there remains a lack of evidence, best practice and tools, to effectively implement global approaches to workplace mental health. This challenge is exacerbated by cultural complexities and stigma.
Together with academic experts and not-for-profit organisations, we want to create a world where all business leaders recognise, have the right tools, and commit to take tangible and evidence-based action on mental health in the workplace, enabling their workplace to thrive.

This initiative seeks to advance progress around the world by committing business leaders to a pledge to create mentally healthy workplaces, and by freely sharing insights and best practices to create a roadmap for change, wherever an organisation is on its journey.

76	HSBC Holdings plc

Communities
We have a long-standing commitment to support the communities in which we operate, in areas where we can make a difference and support sustainable economic growth.
Our Future Skills strategy aims to provide our customers, colleagues and communities with the employability and financial capability skills and knowledge needed to thrive in the post-pandemic environment, and through the transition to a sustainable future. Our five-year Climate Solutions Partnership, powered by $100m of our philanthropic funding, aims to scale up climate innovation ventures and nature-based solutions, and to help transition the energy sector towards renewable sources. We also recognise the importance of listening to – and addressing – local community needs and causes. We earmark approximately a quarter of our funding for causes that are important to communities across our network, such as environmental protection or healthcare.

Supporting communities
Future skills
Our Future Skills strategy, launched in 2018, has supported over 5.2 million people through more than $156m in charitable donations. Current projections from our charity partners indicate our support during 2021 reached more than 1.2 million people through donations of $41.8m.
With the global economy still feeling the effects and restrictions from the Covid-19 pandemic, our colleagues and partners have continued to deliver programmes aimed at ensuring that people likely to be most impacted are not left behind. We also funded global research by The Prince’s Trust group of charities, to get a true understanding of how young people feel about the future of work in this context.
We support our charity partners to deliver a combination of global and locally-led programmes, including:
•Junior Achievement’s International Innovation Challenges, which encourage young people to use their creativity to help communities develop financial capability;
•our Green Skills Innovation Challenge with Ashoka – a global network for social entrepreneurs – which recognised 12 innovators who are simultaneously solving environmental and social problems;
•the Technovation Girls programme, which aims to address the lack of diversity in the technology sector by equipping young women and girls with the skills to become technology entrepreneurs and leaders;
•Soliya, an international non-profit organisation, whose work enables young adults to gain the skills needed to thrive in a connected world; and
•the Ryerson Diversity Institute’s Pursue Entrepreneurship programme, which supports Black high school students and recent graduates to develop leadership skills and explore careers in entrepreneurship.
Our High Impact grants programme allows our teams to apply for additional funding to support local projects. This year we awarded $7.4m to 26 projects, which will be distributed over two years.
Climate Solutions Partnership
Working with the World Resources Institute and WWF, we are focusing our collective efforts on three global themes: climate-related innovation, nature-based solutions and energy efficiency initiatives in Asia. We see these as having the potential to make a significant impact in the mission to achieve a net zero, resilient and sustainable future. Since 2020, we have provided $28.4m to our NGO partners.
Local priorities
Our support for Covid-19 relief efforts continued in 2021, with a further $10m donated in India. Focusing on the longer-term response to the pandemic, we also launched a one-year programme with UNICEF to support the employability and financial capability of young people in Mexico, Indonesia and India.
Employee volunteering
We offer paid volunteering days, and encourage our people to give time, skills and knowledge to causes within their communities. In 2021, our colleagues gave over 79,000 hours to community activities during work time.
Engagement with pressure groups
We aim to maintain a constructive dialogue on important topics that are often raised by campaigning organisations and pressure groups.

Charitable giving in 2021

Social, including Future Skills: 39%
Environment, including the Climate Solutions Partnership: 18%
Local priorities: 22%
Disaster relief and other giving: 21%

Skills impact bond
In 2021, we supported India’s first skills impact bond, issued by the National Skills Development Corporation, a public-private partnership set up by India’s Ministry of Finance. We are providing $4.3m as one of four outcome funders, who commit to pay out once the partnership achieves its stated objectives. Over the next four years, the partnership aims to equip 50,000 young people with skills and vocational training, and to help them to find employment. Our philanthropic funding towards the bond aims to prove the concept of this innovative approach, and act as a catalyst for much wider impact in the future.

Total cash giving towards charitable programmes
$113.8m
Hours volunteered during work time
>79,000
People reached through our Future Skills programme
1.2 million

77	HSBC Holdings plc

Financial inclusion
We believe that financial services, when accessible and fair, can reduce inequality and help more people access opportunities. We aim to play an active role in opening up a world of opportunity for individuals by building financial health and removing the different barriers that people can face in accessing financial services.
Access to products and services
We remain committed to supporting individuals experiencing homelessness or housing difficulties through our ‘no fixed address’ service in the UK and Hong Kong. We continue to support survivors of human trafficking in the UK, as well as refugees and unified screening mechanism claimants in Hong Kong through the provision of basic banking services. In 2021, HSBC UK also supported 150 Afghan settlers who arrived in the country as part of a resettlement scheme to open bank accounts, a crucial first step to moving their lives forward. In May 2021, as part of our ongoing efforts to create innovative product offerings, we introduced basic banking services for ethnic minority customers in Hong Kong who have a limited understanding of English or Chinese.
Making banking accessible
Number of accounts opened for homeless, refugees and survivors of human trafficking

Access to financial education
We continue to invest in financial education content and features across different channels, to help customers, colleagues and communities be confident users of financial services. Throughout 2020 and 2021, we received over 2.8 million unique visitors to our digital financial education content, making progress towards our 2019 goal of reaching 4 million unique visitors by the end of 2022. In the UK, we have a financial fitness score that provides individuals with an indicative score on the healthiness of their finances based on details about their spending, borrowing and saving habits, as well as tips to improve their financial fitness.
Our financial education offering is extended to our colleagues in the form of online learning modules, empowering them to improve their skills and enhance their financial well-being. We also deliver digital content and webinars to employees of our corporate clients on a broad range of financial topics. These are supported by financial health checks – a one-on-one conversation on a non-advised basis to discuss individuals’ circumstances based on their learning.
We support charity programmes that deliver financial education to our local communities. In 2021, we launched our Saving for Good programme in partnership with JA Worldwide – Injaz Al-Arab. The programme aims to equip economically vulnerable migrant workers in Bahrain, Egypt, Kuwait, Qatar and the UAE with financial literacy skills to strengthen their financial resilience.
We understand the importance of building financial capability in children to ensure future resilience, and continue to collaborate with partners to deliver financial education programmes such as Money Heroes. In 2021, HSBC UK also introduced a programme to tackle the unhealthy spending habits associated with the increased amount of gaming that young people are engaging with today. The programme featured digital tools, videos and in-school lesson plans to educate children and parents on the issue.
Inclusive design
We aim to ensure that our banking products and services are designed to be accessible for customers experiencing either temporary or permanent challenging circumstances, such as disability, impairment or a major life event. For further details on our new HSBC UK accessible card features, see page 333.
We strive to make our digital channels accessible so they are usable by everyone, regardless of ability. We have now reviewed our browser-based websites in 27 retail markets and our mobile banking services in 21 markets against the Web Content Accessibility Guidelines 2.0 AA standards, which are stipulated by the World Wide Web Consortium. We are continuing to make progress in this area.
We also want to be more explicit about catering for neurodiverse users and have launched our first Neurodiversity Guidelines. The purpose of these guidelines is to provide members of HSBC digital teams with guidance for how they should design, code and create digital content to support the needs of people who are neurodiverse.
Within our insurance business, we are redesigning the layout of our documents, adding in visual graphics and simplifying the language used.
For further details of our product design and our product responsibilities, please see page 83.

Supporting women and minority-led businesses
We are aiming to support our diverse customers by opening up a world of opportunity for women and minorities. In October 2021, we committed to allocating $100m in lending for companies that are founded and led by women and minorities through HSBC Ventures, which provides capital to start-ups and early stage businesses around the world. We understand it is critical to provide financial support to founders who are historically underrepresented, so that their businesses can grow and expand. Since 2019, we have also been in partnership with AllBright, a network that helps women in business connect with funding and growth opportunities. Together with AllBright, we launched HSBC Roar in 2021, a customer coaching and networking programme for female entrepreneurs.

78	HSBC Holdings plc

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
We strive to meet our responsibilities to society, including through being transparent in our approach to paying taxes. We also seek to ensure we respect global standards on human rights in our workplace and our supply chains, and continually work to improve our compliance management capabilities.
We acknowledge that increasing financial inclusion is a continuing effort, and we are carrying out a number of initiatives to increase access to financial services.
For further details on our corporate governance, see our corporate governance report on page 253.

In this section
How ESG is governed	We expect that our ESG governance approach is likely to continue to develop, in line with our evolving approach to ESG matters and stakeholder expectations.	Page	80
Our respect for human rights	As set out in our Human Rights Statement, we strive for continual improvement in our approach to human rights.	Page	81
Conduct: Our product responsibilities	Our conduct approach guides us to do the right thing and to focus on the impact we have on our customers and the geographies in which we operate.	Page	83
Cybersecurity	We invest heavily in our business and technical controls to help prevent, detect and mitigate cyber threats.	Page	85
Data privacy	We are committed to protecting and respecting the data we hold and process, in accordance with the laws and regulations of the geographies in which we operate.	Page	86
Our approach with our suppliers	We require suppliers to meet our compliance and financial stability requirements, as well as to comply with our supplier ethical code of conduct.	Page	86
Safeguarding the financial system	We have continued our efforts to combat financial crime risks and reduce their impact on our organisation, customers and communities that we serve.	Page	87
Whistleblowing	Our global whistleblowing channel, HSBC Confidential, allows our colleagues and other stakeholders to raise concerns confidentially.	Page	87
A responsible approach to tax	We seek to pay our fair share of tax in all jurisdictions in which we operate.	Page	88
Acting with integrity	We aim to act with courageous integrity and learn from past events to prevent their recurrence.	Page	88

79	HSBC Holdings plc

How ESG is governed
The Board takes overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution and associated reporting. Progress against our ESG ambitions is reviewed through Board discussion and review of key topics such as updates on net zero, customer experience and employee sentiment. Board members receive ESG-related training as part of their ongoing development, and seek out further opportunities to build their skills and experience in this area. For further details on Board members' ESG skills and experience, see page 256. For further details on their induction and training in 2021, see page 265. Given the wide-ranging remit of ESG matters, the governance activities are managed through a combination of specialist governance infrastructure and regular meetings and committees, where appropriate. These include the Disclosure Committee, which provides oversight for the scope and content of ESG disclosures, and the Group People Committee, which provides oversight support for the Group’s approach to performance management.
For some areas, such as climate where our approach is more advanced, dedicated governance activities exist to support the wide range of activities, from sustainable finance solution development in the Sustainability Execution Review Group to climate risk management in the Climate Risk Oversight Forum.
The Group Chief Risk and Compliance Officer and the chief risk officers of our Prudential Regulation Authority-regulated businesses are the senior managers responsible for climate financial risks under the UK Senior Managers Regime. The chief risk officers attend Board meetings and where appropriate provide regular verbal and written updates to the Board and Group Executive Committee. Climate risks are also considered in the Group Risk Management Meeting and the Group Risk Committee, with scheduled updates provided, as well as detailed reviews of material matters, such as climate-related stress testing exercises.
The below table details the main specialist governance forums, their responsibilities and the responsible executives for the management of ESG matters. We expect that our ESG governance approach is likely to continue to develop, in line with our evolving approach to ESG matters and stakeholder expectations. The Board is regularly provided with specific updates on ESG matters, including the thermal coal phase-out policy and exposures, human rights, and employee well-being.

Governance forums	Responsible for:	Responsibility held by:
ESG Committee (new)	Supports Group Executives in the development and delivery of ESG strategy, key policies and material commitments by providing oversight, coordination and management of ESG commitments and activities	Group Chief Sustainability Officer and Group Company Secretary and Chief Governance Officer
Sustainability Execution Review Group (new)	Oversees the delivery of our ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment, and realisation of commercial opportunities	Group Chief Executive
Social management forums	Oversees employee engagement, diversity and inclusion, community engagement, customer satisfaction, and social considerations for stakeholders	Group Chief Human Resources Officer and Group Chief Communications Officer
Governance management forums	Oversees subsidiaries, business conduct and ethics, corporate governance, whistleblowing, reputational factors, data privacy and human rights	Group Chief Risk and Compliance Officer and Group Company Secretary and Chief Governance Officer
Digital Business Services ESG Forum	Oversees the global delivery of ESG activities within our own operations, services and technology elements of our strategy	Group Chief Operating Officer
Human Rights Steering Committee
Supports global leadership in promoting, enhancing and reflecting human rights in execution of the Group's strategic goals, as well as developing the Group’s Human Rights, and Modern Slavery and Human Trafficking statements and associated oversight of implementation
Group Chief Risk and Compliance Officer
Climate Risk Oversight Forum	Oversees all global risk activities relating to climate risk management, including physical and transition risks. Equivalent forums have been established at regional level
Group Reputational Risk Committee	Oversees global executive support for identification, management and ongoing monitoring of reputational risks, including those related to ESG matters

80	HSBC Holdings plc

Our respect for human rights
As set out in our Human Rights Statement, we follow the UN Guiding Principles on Business and Human Rights (‘UNGPs’). In 2021, with the help of external stakeholders, we continued to review and improve our approach.
Our priorities on human rights
We respect all categories of human rights in the Universal Declaration of Human Rights. We focus our attention on those rights we assess as most likely to be affected by our business activities and by those of our customers and suppliers.
Such assessment takes account of a range of factors, including geographical and cultural context and economic sectors, and is subject to periodic review. After a policy review and prioritisation process, including consultation across key business units, we identified discrimination and modern slavery as the two priority human rights issues on which we could use our influence to make the most positive impact. These priorities also align closely with our commitments on diversity and inclusion and those we have made under the UN Global Compact and under the WEF metrics on risk for incidents of child and forced or compulsory labour.

Our priority human rights Issues in 2021
Issues		Our employees	Suppliers’ employees	Customers	Communities
Discrimination	In the workplace	●	●		●
	In our services			●
Modern slavery		●	●	●	●

For further details on our approach to tackling discrimination, see www.hsbc.com/diversitycommitments. For further details on our work on inclusion in the workplace, see ‘Inclusion’ on page 71.
For further details of our approach to tackling modern slavery, including steps taken to eliminate child and forced labour practices, see www.hsbc.com/modernslaveryact.

Sector policies
To meet our responsibility for respecting human rights under the UNGPs, we consider those rights that may be adversely impacted through involvement in high-risk sectors. Our sector policies for agricultural commodities, energy, forestry, mining and metals all refer specifically to human rights. These considerations include issues such as forced labour, harmful or exploitative child labour, trafficking, land rights, the rights of indigenous peoples such as ‘free prior and informed consent’, workers’ rights, and the health and safety of communities.
Our policy for financing forest plantations and downstream supply chain operations in, or sourced from, high-risk countries is linked to certification by the Forestry Stewardship Council or the Programme for the Endorsement of Forest Certification. Through our membership of international certification schemes such as the Forestry Stewardship Council, the Roundtable on Sustainable Palm Oil and the Equator Principles, we actively support the continual improvement of standards aimed at respecting human rights.
For further details of our policy prohibitions and other financing restrictions, see our sector-specific sustainability risk policies at www.hsbc.com/who-we-are/esg-and-responsible-business/managing-risk/sustainability-risk.
Financial crime controls
The risk of us causing, contributing or being linked to negative human rights impacts is also mitigated by our financial crime framework, with global policies to mitigate money laundering, sanctions, and bribery and corruption risks, including those where protecting human rights and preventing financial crime converge. Our financial crime controls include customer due diligence, sanctions screening, transaction monitoring, negative news screening and targeted investigations.
For further details of how we fight financial crime, see www.hsbc.com/who-we-are/esg-and-responsible-business/fighting-financial-crime.

Sustainable finance and the just transition
Our leading role in providing and facilitating sustainable finance to businesses around the world is another way in which we contribute to the rights of the communities we serve. We support the drive for a ‘just transition’ to net zero, harnessing political momentum for action with policies and finance to support disadvantaged sectors and communities. On 29 October 2021, we joined other private sector institutions in signing up to the WEF Just and Urgent Energy Transition principles.
We are also harnessing our leadership position in sustainable finance to create products that will help our clients to support social development, mobility and capability building, in line with International Capital Markets Association social bonds principles released in 2021.
For further details of how we support our customers with sustainable finance, see ‘Supporting customers through the transition’ on page 53.

81	HSBC Holdings plc

Our respect for human rights continued
Supporting change
We continued to expand our Survivor Bank programme, which has now benefited over 1,000 survivors of modern slavery and human trafficking in the UK, and is a model for making financial services more accessible to vulnerable communities worldwide. We built on this experience in developing access to banking services for customers in the UK and in Hong Kong with no fixed abode.
In Hong Kong, we also introduced basic banking services for ethnic minority customers who do not speak English or Chinese. The service allows ethnic minorities who speak Hindi, Punjabi, Nepali and Urdu to open a Hong Kong Dollar Statement Savings account, by providing tailored material in each of the four languages. In addition, we hired part-time ethnic minority customer service ambassadors to offer further support at six designated branches. In May 2021, the Hong Kong Equal Opportunities Commission named HSBC a Gold Awardee in the inaugural Equal Opportunity Employer Recognition scheme, which recognises organisations for setting an example in promoting and implementing equal opportunities employment policies.
These initiatives support several different human rights, such as the right to adequate living standards and the right to own property. As well as benefiting the communities we serve in the UK and Hong Kong, these initiatives allowed us to work alongside local non-governmental organisations, learning from their understanding of human rights impacts.
We are committed to working with governments to help create inclusive communities. In 2021, we supported the development of regulation related to human rights, including as an adviser to the UK Government on developing their online Registry of Statements under the Modern Slavery Act.

Stakeholder engagement
In 2021, as part of an internal survey of senior executives, we gathered information from across our network on our engagement with civil society stakeholders and those who represent individuals or groups at risk of impact from our activities or from the activities of those with whom we have business relationships. As a result of this work, we acknowledged the need to expand our engagement in future. We also took steps to ensure that our approach to human rights was well understood by our colleagues. In 2021:
•We offered a detailed course on human trafficking to new employees in the Global Risk Operations function, highlighting the importance of identification and reporting.
•We provided detailed briefings to more than 250 senior colleagues on human rights and the UNGPs.
•We provided training materials to colleagues in our Procurement team on modern slavery.
•We delivered training on anti-discrimination as part of our diversity and inclusion programme.
As we develop our approach to human rights, we will focus on training modules for our colleagues, supplemented by role-specific training. We also intend to improve the process for our suppliers to ensure that the key elements of our ethical code of conduct that relate to human rights are clearly and regularly communicated. For retail customers, we aim to communicate our approach and expectations through our public statements, and for our business customers, we aim to integrate our approach to human rights more clearly into our processes.
In developing the initiatives described above, we drew upon expertise from within our organisation, including the insights of specialist staff in key departments and of 200 senior executives from every part of our network. We also engaged the support of external advisers with expertise in human rights as they relate to business.

82	HSBC Holdings plc

Conduct: Our product responsibilities
Following the refresh of our purpose and values, we have taken the opportunity to align and simplify our conduct approach, making conduct easier to understand and showing how it fulfils our value ‘we take responsibility’.
Our conduct approach guides us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate. It focuses on five clear outcomes:
•We understand our customers’ needs.
•We provide products and services that offer a fair exchange of value.
•We serve customers’ ongoing needs, and will put it right if we make a mistake.
•We act with integrity in the financial markets we operate in.
•We operate with resilience and security to avoid harm to customers and markets.
Our conduct approach is embedded into the way we develop, distribute, structure and execute products and services. For further details of our approach to conduct, see page 244.
Designing products and services
Our approach to product design and development – including how we advertise our products – is set out in our policies, and provides a clear basis from which strategic product and service decisions can be made. Our global businesses each take the following approach:
•We carry out robust testing during the design and development of a product to help ensure there is an identifiable need in the market.
•We consider the complexity of products and the possible financial risks to customers when determining the target market.
•We offer a carefully selected range of products that are managed through product inventories, helping to ensure they continue to meet customers’ needs and continue to deliver a fair exchange of value.
•We regularly review products to help ensure they remain relevant and perform in line with expectations we have set.
•Where products do not meet our customers’ needs or no longer meet our high standards, improvements are made or they are withdrawn from sale.
•Wherever possible, we act on feedback from our customers to provide better and more accessible products and services.
Our GBM business also considers our impact on the integrity of markets when introducing new products.
Oversight of product design and sales is provided by governance committees chaired and attended by senior executives who are accountable for ensuring we manage risks appropriately, and within appetite, to ensure fair customer outcomes.
In 2021, we continued to develop our product governance. In CMB, we deployed our new Google Cloud-based product inventory, which has improved the way we manage our products. Our product management and governance system supports our colleagues throughout the product lifecycle, from product development to demise. In GBM’s markets business, we continued to focus on the development of our ESG product suite across all asset classes, ensuring we maintain our position as an innovator of ESG products.
In WPB, we are developing our sustainable product suite, and remain committed to help mitigate against greenwashing risks. For further details on the Group’s sustainable finance and investment ambition, see page 53.
Meeting our customers’ needs
Our customers’ interests are at the centre of everything we do, and we have policies and procedures in place that set the standards required to protect them. These include:
•providing information on products and services that is clear, fair and not misleading;
•enabling customers to understand the key features of products and services, especially the risks, exclusions and limitations;
•enabling customers to make informed decisions before purchasing a product or service; and
•checking that customers are offered appropriate products and, where relevant, received the right advice.
Supporting customers with enhanced care needs
Our strategy to support customers with enhanced care needs continues to be a core focus. We have guidelines and have developed procedures to ensure we provide the right outcomes for customers who may require enhanced care. We have made a number of improvements to our products, services, governance and oversight, as well as developed our colleagues’ skills and capabilities.
In our CMB business in the UK, we identify customers with enhanced care needs to ensure we tailor our approach in our communications, services and product design. This is supported by post-sale calls with these customers to ensure we identify and support their needs fairly. In our UK retail branches, we have launched a daily quiet hour to help those needing access to banking in a calmer environment. For further details on inclusive product design, see ‘Financial inclusion’ on page 78.

Managing incentives for front-line colleagues
In WPB, we continued to apply a discretionary approach to incentivising our front-line colleagues rather than applying a formulaic link to sales. Following the review of incentives during 2020, we continued to embed the changes with the aim to be even more customer-centric and focused on employee development. We also continued to strengthen our approach to third-party sales agents that distribute our products, such as insurance and retail, to ensure that our principles on balanced reward are in place. While there is still more to do, this change is designed to improve oversight and alignment with third-party sales agents.
In our CMB and GBM businesses, we recognise and reward exceptional conduct demonstrated by our colleagues while discouraging misconduct and inappropriate behaviour that exposes us to financial, regulatory and reputational risks. During the annual pay review, we apply adjustments to variable pay to employees who exhibit either exceptional behaviours, or behaviours not aligned to our values. In addition, the businesses have specific goals to help drive conduct outcomes and ensure they are incorporated into how employees achieve their goals. CMB has created a scorecard reference guide, and GBM has specific mandatory conduct objectives applicable to all global GBM colleagues.

83	HSBC Holdings plc
Conduct: Our product responsibilities continued
Ensuring sales quality
In WPB, we consider our customers’ financial needs and personal circumstances to assist us in offering suitable product recommendations. This is achieved through measures such as:
•a globally consistent risk rating methodology for investment products, which is customised for local regulatory requirements; and
•a thorough customer risk profiling methodology to assess customers’ financial objectives, attitudes towards risk, financial ability to bear investment risk, and knowledge and experience.
In WPB, sales quality and mystery shopping reviews assess whether customers receive a fair outcome. If any issues are identified, we investigate the root cause, put things right and act to reduce the risk of the issue occurring again.
In CMB, we operate focused sales outcome testing to ensure that we correctly explain product features and pricing. We look at different customer needs and circumstances, particularly where customers may have enhanced needs. In 2021, we identified issues relating to documentation, sales process and pricing. Subsequently we ensured we put things right for our customers and took the necessary internal action.
In GBM’s markets business, we undertake sample-based testing on sales of products to customers to ensure that product features and pricing have been correctly explained and sales processes have been adhered to. Feedback is collated centrally and acted upon in a timely manner.
Supporting customers during Covid-19
We responded rapidly to the changing environment caused by the Covid-19 pandemic. Many of our personal banking and wealth customers needed financial relief as a result of the pandemic, which we sought to address in a responsible way. We provided significant financial relief to our WPB customers in several markets. These solutions varied by market and were aligned with government or regulatory guidance in each jurisdiction. At its peak in 2021, we had payment relief measures offered to 1.6 million customers, which equated to $31bn in balances. We support customers that are in arrears or experiencing financial difficulty, in line with our policies and procedures.
In our CMB business, we made more than 56 Covid-19-related enhancements to products in specific countries. We continue to review these to ensure they remain appropriate. We aim to support our customers as and when any relief products are demised.
In Asia, given the ongoing Covid-19 environment, our CMB business temporarily enabled manual payments processes in Bangladesh, India and Maldives to support relevant customers and ensure continuity of services and payment handling.

Training our colleagues to support our customers
In WPB, we provide training to our employees through our product management academy. In 2021, more than 750 of our colleagues completed over 2,000 courses, relating to customer insight, customer-focused design, communications, product development, balance sheet management and governance. We created global training, with over 60,000 courses completed by colleagues to manage situations for customers with enhanced care needs, assigning to both customer-facing and non-customer-facing colleagues.
In CMB, we focused on training all our UK-based colleagues on meeting the needs of customers who require enhanced care due to their circumstances. We delivered tailored training to our product managers to ensure that customers with enhanced care needs are considered across each stage of the product lifecycle.
In GBM, we continued to develop and roll out interactive conduct training that focuses on behaviour. Following the successful completion of the training by 21,000 colleagues early in 2021, this has now been adapted to cover joiners and those who have taken on a new management role.

Transition from Ibor
As a result of the planned cessation of the London interbank offered rates (‘Libor’), Euro Overnight Index Average (‘Eonia’) and other benchmarks collectively known as Ibors, we are ensuring that we have the product capability in place to support our customers on the transition to alternative rates. We aim to clearly outline the options available to our customers holding existing Ibor-based products, and our commercial strategy is designed to minimise value transfer when transitioning their products from Ibor to alternative rates.
Transition from Libor and Eonia benchmarks to alternative risk-free rates (‘RFRs’) progressed significantly over 2021 and all industry cessation milestones were met. We continued to proactively support the transition, or inclusion of contractual fallback provisions where more appropriate, of customers’ legacy contracts referencing sterling, Japanese yen, euro and Swiss franc Libor to RFR products, or other alternatives, by the end of 2021. We completed this transition in line with regulatory expectations and met our goal of transitioning more than 90% of contracts by the end of 2021, with the balance continuing to be actively transitioned in early 2022 ahead of the next interest rate reset.
For further details of the transition from Ibors, see ‘Ibor transition’ in the Risk section on page 150.

84	HSBC Holdings plc

Cybersecurity
The threat of cyber-attacks remains a concern for our organisation, as it does across the entire financial sector. Failure to protect our operations from cyber-attacks may result in financial loss, disruption for customers or loss of data. This could negatively affect our reputation and ability to attract and retain customers.
Prevent, detect and mitigate
We invest in business and technical controls to help prevent, detect and mitigate cyber threats. We apply a 'defence in depth’ approach to cyber controls, recognising the complexity of our environment. Our abilities to detect and respond to attacks through round-the-clock security operations centre capabilities help to reduce the impact of attacks.
We continually evaluate threat levels for the most prevalent attack types and their potential outcomes. We have an internal cyber intelligence and threat analysis capability, which proactively collects and analyses external cyber information. We input into the broader cyber intelligence community through technical expertise in investigations and contributions to the cyber-sharing ecosystem in the financial services industry, alongside government agencies around the world.
As we continue to grow and digitise at scale, we may be exposed to new cyber threats. In 2021, we further strengthened our cyber defences and enhanced our cybersecurity capabilities to help reduce the likelihood and impact of advanced malware, security vulnerabilities being exploited, data leakage and unauthorised access. These defences are grounded in controls that help to mitigate cyber-attacks and build upon a proactive data analytical approach to help identify advanced targeted threats.
Policy and governance
We have a comprehensive range of cybersecurity policies and systems designed to help ensure that the organisation is well managed, with oversight and control.
We operate a three lines of defence model, aligned to the operational risk management framework, to help ensure oversight and challenge of our cybersecurity capabilities and priorities.
In the first line of defence, we have risk owners within global businesses and functions who are accountable for identifying, owning and managing the cyber risk. They work with control owners to help ensure controls are in place to mitigate issues, prevent risk events from occurring and resolve them if needed. These controls are executed in line with policies produced by our Resilience Risk teams, the second line of defence, which provide independent review and challenge. They are overseen by the Global Internal Audit function, the third line of defence.
We regularly report and review cyber risk and control effectiveness at relevant governance forums and to the Board to help ensure visibility and oversight. We also report across the global businesses, functions and regions to help ensure visibility and governance of risks and mitigating controls.
We also work with our third parties to help reduce the threat of cyber-attacks impacting our business processes. We have an assessment capability designed to review third parties’ compliance with our information security policies and standards.
Cyber training and awareness
We understand the important role our people play in protecting against cybersecurity threats. Our mission is to equip every colleague with the tools to help prevent, mitigate and report cyber incidents to keep our organisation and customers’ data safe.
We provide cybersecurity training and awareness to all our people, ranging from our top executives to IT developers to front-line relationship managers around the world.
We aim to ensure that cybersecurity is an integrated part of the building and maintenance of our technology environment. Over 90% of our IT developers hold at least one of our internal security certifications to help ensure we build secure systems and products.
We host an annual cyber awareness campaign for all colleagues, covering topics such as social engineering, remote working security and data management.
Our dedicated cybersecurity training and awareness team provides monthly webinars and bespoke training to our colleagues, customers, regulators, governments and cross-sector partners.
We know it is critical that we protect our customers. While online banking has brought enormous benefits for our customers, it has increased the threat of cyber-attacks. We provide a wide range of education and guidance about how to stay safe online to both customers and our colleagues.

Over 99%
Employees completed mandatory cybersecurity training on time.

Over 90%
IT developers who hold at least one of our internal secure developer certifications.

Over 75
Cybersecurity education events held globally.

Over 95%
Survey respondents to cybersecurity education events who said they have a better understanding of cybersecurity following these events.

Protecting customers online
We are a founding sponsor of Get Safe Online, a joint initiative between the UK Government, police law enforcement and businesses. It gives free advice in plain English about internet safety. We are committed to help our customers stay safe and secure when banking online. Our online security centres provide security guidance from ‘How to protect devices from security threats’ to ‘Learn to spot fake websites’.

85	HSBC Holdings plc

Data privacy
We are committed to protecting and respecting the data we hold and process, in accordance with the laws and regulations of the geographies in which we operate.
Our approach rests on having the right talent, technology, systems, controls, policies and processes to help ensure appropriate management of privacy risk. Our Group-wide privacy policy and principles aim to provide a consistent global approach to managing data privacy risk, and must be applied by all of our global businesses and global functions. Our privacy principles are available at www.hsbc.com/who-we-are/esg-and-responsible-business/managing-risk/operational-risk.
We conduct regular employee training and awareness sessions on data privacy and security issues throughout the year, including global mandatory training for all our colleagues, along with additional training sessions, where required, to keep abreast of new developments in this space.
We provide transparency to our customers and stakeholders on how we collect, use and manage their personal data, and their associated rights. Where relevant, we work closely with third parties to help ensure adequate protections are provided, in line with our data privacy policy and as required under data privacy law. We offer a broad range of channels in the markets where we operate, through which customers and stakeholders can raise any concerns regarding the privacy of their data.
Our dedicated privacy teams report to the highest level of management on data privacy risks and issues, and oversee our global data privacy programmes. We review data privacy regularly at multiple governance forums, including at Board level, to help ensure there is appropriate challenge and visibility among senior executives. As part of our three lines of defence model, our Global Internal Audit function provides independent assurance as to whether our data privacy risk management approaches and processes are designed and operating effectively. In addition, we have established data privacy governance structures, and continue to embed accountability across all businesses and functions.
We continue to implement industry practices for data privacy and security. Our privacy teams work closely with industry bodies and research institutions to drive the design, implementation and monitoring of privacy solutions. We conduct regular reviews and privacy risk assessments, and continue to develop solutions to strengthen our data privacy controls. In 2021, we implemented new tooling to improve accountability for data privacy. We have procedures to articulate the actions needed to deal with data privacy considerations. These include notifying regulators, customers or other data subjects, as required under applicable privacy laws and regulations, in the event of a reportable incident occurring.
Intellectual property rights practices
We have policies, controls and guidance to manage risk relating to intellectual property. This is to ensure that intellectual property is identified, maintained and protected appropriately, and to help ensure we do not infringe third-party intellectual property rights during the course of business and/or operation.
These policies and controls support our management of intellectual property risk, and operate to help ensure that intellectual property risk is controlled consistently and effectively in line with our risk appetite.
The ethical use of Big Data and AI
Big Data technologies and artificial intelligence give us the ability to process and analyse data at a depth and breadth not previously possible. While this technology offers significant potential benefits for our customers, it also poses potential ethical risks for the financial services industry and society as a whole. We have developed a set of principles to help us consider and address the ethical issues that could arise. HSBC’s Principles for the Ethical Use of Big Data and Artificial Intelligence are available at www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct.
Our approach with our suppliers
We have globally consistent standards and procedures for the onboarding and use of external suppliers. We require suppliers to meet our compliance and financial stability requirements, and to comply with our supplier ethical code of conduct.
Ethical code of conduct
We have an ethical and environmental code of conduct for suppliers of goods and services, which must be complied with by all suppliers. The code of conduct provides suppliers with an outline for economic, environmental and social standards and the requirements for having a reasonable governance and management structure.
At the end of 2021, we had approximately 9,600 contracted suppliers. In 2021, we had 8,144 engagements with suppliers that resulted in either the confirmation that they adhered to our code of conduct or that their own code of conduct had been reviewed and accepted by Strategic Procurement Services.
Managing environmental and social risk
We use an ESG reputational risk tool to identify environmental and social risk for supplier engagements with a contract value over $500,000. The tool provides an ESG reputational risk score for the supplier. In 2021, 2,248 ESG reputational risk assessments were undertaken. A high-risk score drives a manual review to assess the extent of the risk and whether we are willing to accept the heightened risk and onboard the supplier. We are reviewing the reputational risk process to ensure we focus on sectors with high ESG risk going forward.
We formalise commitments to the ethical code with clauses in our suppliers’ contracts, which support the right to audit and act if a breach is discovered.
In 2021, we produced an internal toolkit to explain how Strategic Procurement Services can integrate net zero initiatives into everyday procurement activity. The toolkit, which outlines our net zero ambition and provides practical guidance on how Strategic Procurement Services can improve the way it drives net zero initiatives, is available to our teams globally to ensure a consistent approach.
For further details of the number of suppliers by geographical region, see the ESG Data Pack at www.hsbc.com/esg.

86	HSBC Holdings plc

Safeguarding the financial system
We have continued our efforts to combat financial crime risks and reduce their impact on our organisation, customers and communities that we serve. These financial crime risks include money laundering, fraud, bribery and corruption, tax evasion, sanctions breaches, terrorist financing and proliferation financing.
We are committed to acting with integrity and have built a strong financial crime risk management framework across all global businesses and all countries and territories in which we operate. The financial crime risk framework, which is overseen by the Board, is supported by our holistic financial crime policies that enable adherence to applicable laws and regulations globally.

Annual mandatory training is provided to all colleagues, with additional targeted training tailored to certain individuals. We carry out regular risk assessments, identifying where we need to respond to evolving financial crime threats, as well as conducting monitoring and testing of our financial crime programme, with applicable findings included within our policies and framework.
We continue to invest in new technology such as contextual monitoring in our trade finance business, the enhancement of our fraud monitoring and market surveillance capabilities, and the application of machine learning to improve the accuracy and timeliness of our detection capabilities. We pay due care and attention to ethical questions when considering the use of AI. We are confident our adoption of these new technologies will continue to enhance our ability to respond quickly to suspicious activity and be more granular in our risk assessments, helping to protect our customers and the integrity of the financial system.
Our anti-bribery and corruption policy
Our global anti-bribery and corruption policy requires that all activity must be: conducted without intent to bribe or corrupt; reasonable and transparent; considered to not be lavish nor disproportionate to the professional relationship; appropriately documented with business rationale; and authorised at an appropriate level of seniority. There were no concluded, nor live active, legal cases regarding bribery or corruption brought against HSBC or its employees in 2021.
Our global anti-bribery and corruption policy requires that we identify and mitigate the risk of our customers and third parties committing bribery or corruption. We utilise anti-money laundering controls, including customer due diligence and transaction monitoring, to identify and mitigate the risk that our customers are involved in bribery or corruption. We perform a bribery risk assessment on all third parties, and impose risk-based controls on the third parties that expose us to bribery or corruption risk.

For further details on our financial crime risk management framework, see page 244.

The scale of our work
Each month, on average, we monitor over 1.1 billion transactions for signs of financial crime. During 2021, we filed over 56,000 suspicious activity reports to law enforcement and regulatory authorities where we identified potential financial crime. In addition, we screen approximately 116 million customer records monthly for sanctions exposure.

99%
Total percentage of employees who have received training on the organisation’s anti-corruption policies and procedures.

Whistleblowing
We want colleagues and stakeholders to have confidence in speaking up when they observe unlawful or unethical behaviour. We offer a range of speak-up channels to listen to their concerns and have a zero tolerance for acts of retaliation. However, we recognise that sometimes people may still not be comfortable using these routes.
Listening through whistleblowing channels
Our global whistleblowing channel, HSBC Confidential, allows our colleagues and stakeholders to raise concerns confidentially and, if preferred, anonymously (subject to local laws).
In the majority of countries, HSBC Confidential concerns are raised through an independent third-party provider that offers 24/7 hotlines and a multiple language web portal to our colleagues. We also provide an external email address for concerns about accounting, internal financial controls or auditing matters (accountingdisclosures@hsbc.com).
In 2021, while we continued to actively promote speak-up opportunities, the volume of HSBC Confidential concerns reduced by 11%, driven in part, we believe, by the continued change to the working environment during the Covid-19 pandemic. Of the HSBC Confidential concerns closed in 2021, 87% related to colleagues’ behaviour and personal conduct concerns, 9% to security and fraud risks, 3% to compliance risks and less than 1% to other issues.
Concerns are investigated proportionately and independently, with action taken where appropriate. Actions can include disciplinary action, dismissal, and adjustments to variable pay and performance ratings.
Compliance sets whistleblowing policy and procedures, and provides the Group Audit Committee with periodic reports on the effectiveness of whistleblowing arrangements. These reports are informed by first line of defence control assessments, second line assurance reviews and third line internal and external audit reports.
The Group Audit Committee has overall oversight of whistleblowing arrangements. The chair of the Group Audit Committee acts as HSBC’s whistleblowers’ champion with responsibility for ensuring and overseeing the integrity, independence and effectiveness of our whistleblowing policies and procedures.
Further details of the role of the Group Audit Committee in relation to whistleblowing can be found on page 280.

Whistleblowing concerns raised (subject to investigation) in 2021
2,224
(2020: 2,510)

Substantiated and partially substantiated whistleblowing cases in 2021
42%
(2020: 42%)

87	HSBC Holdings plc

A responsible approach to tax
We seek to pay our fair share of tax in all jurisdictions in which we operate and to minimise the likelihood of customers using our products and services to evade or inappropriately avoid tax. We also abide by international protocols that affect our organisation. Our approach to tax and governance processes is designed to achieve these goals.
Through adoption of the Group’s risk management framework, we have put in place regularly maintained controls. These aim to ensure, among other things, that we do not adopt inappropriately tax-motivated transactions or products and that tax planning is scrutinised and supported by genuine commercial activity. HSBC has no appetite for using aggressive tax structures. We continue to commit to making a significant investment globally in implementation and maintenance of appropriate tax risk processes and controls.
With respect to our own taxes, we are guided by the following principles:
•We are committed to applying both the letter and spirit of the law. This includes adherence to a variety of measures arising from the OECD Base Erosion and Profit Shifting initiative.
•We seek to have open and transparent relationships with all tax authorities. Given the size and complexity of our organisation, which operates across over 60 jurisdictions, a number of areas of differing interpretation or disputes with tax authorities exist at any point in time. We cooperate with the relevant local tax authorities to mutually agree and resolve these in a timely manner.
•We have applied the OECD/G20 Inclusive Framework Pillar 2 guidance to identify those jurisdictions in which we operate that have nil or low tax rates (15% or below). We have identified 14 such jurisdictions in which we had active subsidiaries during 2021. We continually monitor the number of active subsidiaries within each jurisdiction as part of our ongoing entity rationalisation programme. We ensure that our entities active in nil or low tax jurisdictions have clear business rationale for why they are based in these locations and appropriate transparency over their activities.
With respect to our customers’ taxes, we are guided by the following principles:
•We have made considerable investment implementing processes designed to enable us to support external tax transparency initiatives and reduce the risk of banking services being used to facilitate customer tax evasion. Initiatives include the US Foreign Account Tax Compliance Act, the OECD Standard for Automatic Exchange of Financial Account Information (‘Common Reporting Standard’), and the UK legislation on the corporate criminal offence of failing to prevent the facilitation of tax evasion.
•We implement processes that aim to ensure that inappropriately tax-motivated products and services are not provided to our customers.

Our tax contributions
The effective tax rate for the year was 22.3%. Further details are provided on page 366.
As highlighted below, in addition to paying $6.3bn of our own tax liabilities during 2021, we collected taxes of $9.2bn on behalf of governments around the world. A more detailed geographical breakdown of the taxes paid in 2021 is provided in the ESG Data Pack.

$2,711m Tax on profits 2020: $3,873m	$366m Withholding taxes 2020: $386m
$1,125m Employer taxes 2020: $1,121m	$479m Bank levy 2020: $1.011m
$1,315m Irrecoverable VAT 2020: $1,389m	$278m Other duties and levies[1] 2020: $278m

1 Other duties and levies includes property taxes of $126m (2020: $129m)

$3,170m Europe 2020: $3,022m	$2,077m Asia-Pacific 2020: $3,911m
$236m Middle East and North Africa 2020: $299m	$469m North America 2020: $382m
$322m Latin America 2020: $444m

$3,177m Europe 2020: $3,462m	$3,584m Asia-Pacific 2020: $3,595m
$78m Middle East and North Africa 2020: $90m	$1,081m North America 2020: $1,089m
$1,343m Latin America 2020: $1,302m
Acting with integrity
We aim to act with courageous integrity and learn from past events to prevent their recurrence. We recognise that restoration of trust in our industry remains a significant challenge as past misdeeds continue to be in the spotlight. But it is a challenge we must meet successfully. We owe this not just to our customers and to society at large, but to our colleagues to ensure they can be rightly proud of the organisation where they work.
We aim to make decisions based on doing the right thing for our customers and never compromising our ethical standards or integrity.
Further information regarding the measures that we have taken to prevent the recurrence of past mistakes can be found at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-and-policies.
A chart reflecting fines and penalties arising out of significant investigations involving criminal, regulatory, competition or other law enforcement authorities, and costs relating to payment protection insurance remediation is available in the ESG Data Pack at www.hsbc.com/esg.

88	HSBC Holdings plc

Financial review

The financial review gives detailed reporting of our financial performance at Group level as well as across our different global businesses and geographical regions.

90 Financial summary
110 Global businesses and geographical regions
131 Reconciliation of alternative performance measures
134 Other information

Expanding opportunities beyond the branches

Mainland China has Asia’s largest pool of wealth and is set to become the world’s biggest life insurance market by 2030. Pinnacle is therefore critical to our ambition to be one of Asia’s leading wealth managers. Colleagues run specialist seminars for our customers, using digital tablets to facilitate visiting them in their homes and offices, and are further supported by an award-winning HSBC River bespoke financial planning mobile app. We have nearly 700 digitally enabled wealth planners across five mainland cities, and are looking to accelerate the trajectory of our hiring towards a target of 3,000 planners, supported by the recent regulatory approval to take full ownership of our life insurance manufacturing joint venture.

HSBC Holdings plc	89

Financial summary

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in the financial statements starting on page 336.
To measure our performance, we supplement our IFRSs figures with non-IFRSs measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort year-on-year comparisons. The ‘adjusted performance’ measure used throughout this report is described below. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 131. All alternative performance measures are reconciled to the closest reported performance measure.
The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 10 ‘Segmental analysis’ on page 369.
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
The tables on pages 110 to 113 and pages 122 to 127 detail the effects of significant items on each of our global business segments, geographical regions and selected countries/territories in 2021, 2020 and 2019.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2021.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 2021 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 2020 and 2019 at the average rates of exchange for 2021; and
•the balance sheets at 31 December 2020 and 31 December 2019 at the prevailing rates of exchange on 31 December 2021.
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

Future accounting developments
IFRS 17 ‘Insurance Contracts’
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020. It has been adopted for use in the EU but not yet for use in the UK. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 is effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain. We expect to provide an update on the likely impacts on our insurance business at or around our 2022 interim results announcement. For the purpose of planning the Group’s financial resources, our initial assumption (based on analysis of the expected 2022 position) is that the accounting changes may result in a reduction in the reported profit of our insurance business by approximately two thirds on the transition to IFRS 17, albeit with a range of expected outcomes. A similar impact is expected on the equity of the insurance business, primarily reflecting the elimination of the present value of in-force business ('PVIF') asset and creation of the contractual service margin (the latter impacting tangible equity). The return on average ordinary shareholders' equity ('RoE') of the insurance business is not expected to be significantly impacted. At 31 December 2021, the equity associated with our insurance manufacturing operations was $17.0bn, including PVIF assets of $9.5bn and an associated deferred tax liability of $1.6bn. These assumptions may change significantly in the period prior to adoption of the standard.

Critical accounting estimates and judgements
The results of HSBC reflect the choice of accounting policies, assumptions and estimates that underlie the preparation of HSBC’s consolidated financial statements. The significant accounting policies, including the policies which include critical accounting estimates and judgements, are described in Note 1.2 on the financial statements. The accounting policies listed below are highlighted as they involve a high degree of uncertainty and have a material impact on the financial statements:
•Impairment of amortised cost financial assets and financial assets measured at fair value through other comprehensive income (‘FVOCI’): The most significant judgements relate to defining what is considered to be a significant increase in credit risk, determining the lifetime and point of initial recognition of revolving facilities, and making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 1.2(i) on page 351.
•Deferred tax assets: The most significant judgements relate to judgements made in respect of expected future profitability. See Note 1.2(l) on page 355.
•Valuation of financial instruments: In determining the fair value of financial instruments a variety of valuation techniques are used, some of which feature significant unobservable inputs and are subject to substantial uncertainty. See Note 1.2(c) on page 349.
•Impairment of interests in associates: Impairment testing involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions. The most significant judgements relate to the impairment testing of our

90	HSBC Holdings plc

investment in Bank of Communications Co., Limited (‘BoCom’). See Note 1.2(a) on page 347.
•Impairment of goodwill and non-financial assets: A high degree of uncertainty is involved in estimating the future cash flows of the cash-generating units (‘CGUs’) and the rates used to discount these cash flows. See Note 1.2(a) on page 347.
•Provisions: Significant judgement may be required due to the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. See Note 1.2(m) on page 356.
•Post-employment benefit plans: The calculation of the defined benefit pension obligation involves the determination of key assumptions including discount rate, inflation rate, pension payments and deferred pensions, pay and mortality. See Note 1.2(k) on page 355.
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

Consolidated income statement

Summary consolidated income statement
	2021	2020	2019	2018	2017
	$m	$m	$m	$m	$m
Net interest income	26,489	27,578	30,462	30,489	28,176
Net fee income	13,097	11,874	12,023	12,620	12,811
Net income from financial instruments held for trading or managed on a fair value basis	7,744	9,582	10,231	9,531	8,426
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,053	2,081	3,478	(1,488)	2,836
Change in fair value of designated debt and related derivatives[1]	(182)	231	90	(97)	155
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	798	455	812	695	N/A
Gains less losses from financial investments	569	653	335	218	1,150
Net insurance premium income	10,870	10,093	10,636	10,659	9,779
Other operating income/(expense)	502	527	2,957	960	443
Total operating income	63,940	63,074	71,024	63,587	63,776
Net insurance claims and benefits paid and movement in liabilities to policyholders	(14,388)	(12,645)	(14,926)	(9,807)	(12,331)
Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions[2]	49,552	50,429	56,098	53,780	51,445
Change in expected credit losses and other credit impairment charges	928	(8,817)	(2,756)	(1,767)	N/A
Loan impairment charges and other credit risk provisions	N/A	N/A	N/A	N/A	(1,769)
Net operating income	50,480	41,612	53,342	52,013	49,676
Total operating expenses excluding impairment of goodwill and other intangible assets	(33,887)	(33,044)	(34,955)	(34,622)	(34,849)
Impairment of goodwill and other intangible assets	(733)	(1,388)	(7,394)	(37)	(35)
Operating profit	15,860	7,180	10,993	17,354	14,792
Share of profit in associates and joint ventures	3,046	1,597	2,354	2,536	2,375
Profit before tax	18,906	8,777	13,347	19,890	17,167
Tax expense	(4,213)	(2,678)	(4,639)	(4,865)	(5,288)
Profit for the year	14,693	6,099	8,708	15,025	11,879
Attributable to:
– ordinary shareholders of the parent company	12,607	3,898	5,969	12,608	9,683
– preference shareholders of the parent company	7	90	90	90	90
– other equity holders	1,303	1,241	1,324	1,029	1,025
– non-controlling interests	776	870	1,325	1,298	1,081
Profit for the year	14,693	6,099	8,708	15,025	11,879

Five-year financial information
	2021	2020	2019	2018	2017
	$	$	$	$	$
Basic earnings per share	0.62	0.19	0.30	0.63	0.48
Diluted earnings per share	0.62	0.19	0.30	0.63	0.48
Dividends per ordinary share (paid in the period)[3]	0.22	—	0.51	0.51	0.51
	%	%	%	%	%
Dividend payout ratio[4]	40.3	78.9	100.0	81.0	106.3
Post-tax return on average total assets	0.5	0.2	0.3	0.6	0.5
Return on average ordinary shareholders’ equity	7.1	2.3	3.6	7.7	5.9
Return on average tangible equity	8.3	3.1	8.4	8.6	6.8
Effective tax rate	22.3	30.5	34.8	24.5	30.8
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions, also referred to as revenue.
3    Includes an interim dividend of $0.07 per ordinary share in respect of the financial year ending 31 December 2021, paid in September 2021, and an interim dividend of $0.15 per ordinary share in respect of the financial year ending 31 December 2020, paid in April 2021.
4    Dividend per ordinary share, in respect of the period, expressed as a percentage of basic earning per share.
Unless stated otherwise, all tables in the Annual Report and Accounts 2021 are presented on a reported basis.
For a summary of our financial performance in 2021, see page 27.
For further financial performance data for each global business and geographical region, see pages 110 to 113 and 120 to 130 respectively. The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’, in Note 10: Segmental analysis on page 369.

HSBC Holdings plc	91

Financial summary

Income statement commentary
The following commentary compares Group financial performance for the year ended 2021 with 2020.
Net interest income

	Year ended			Quarter ended
	31 Dec	31 Dec	31 Dec	31 Dec	30 Sep	31 Dec
	2021	2020	2019	2021	2021	2020
	$m	$m	$m	$m	$m	$m
Interest income	36,188	41,756	54,695	9,219	9,010	9,301
Interest expense	(9,699)	(14,178)	(24,233)	(2,438)	(2,400)	(2,682)
Net interest income	26,489	27,578	30,462	6,781	6,610	6,619
Average interest-earning assets	2,209,513	2,092,900	1,922,822	2,251,433	2,207,960	2,159,003
	%	%	%	%	%	%
Gross interest yield[1]	1.64	2.00	2.84	1.62	1.62	1.71
Less: gross interest payable[1]	(0.53)	(0.81)	(1.48)	(0.52)	(0.53)	(0.60)
Net interest spread[2]	1.11	1.19	1.36	1.10	1.09	1.11
Net interest margin[3]	1.20	1.32	1.58	1.19	1.19	1.22
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
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	2021			2020			2019
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	450,678	1,105	0.25	298,255	1,264	0.42	212,920	2,411	1.13
Loans and advances to customers	1,060,658	26,071	2.46	1,046,795	29,391	2.81	1,021,554	35,578	3.48
Reverse repurchase agreements – non-trading	206,246	1,019	0.49	221,901	1,819	0.82	224,942	4,690	2.08
Financial investments	438,840	6,729	1.53	463,542	8,143	1.76	417,939	10,705	2.56
Other interest-earning assets	53,091	1,264	2.38	62,407	1,139	1.83	45,467	1,311	2.88
Total interest-earning assets	2,209,513	36,188	1.64	2,092,900	41,756	2.00	1,922,822	54,695	2.84

Summary of interest expense by type of liability
	2021			2020			2019
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[1]	75,671	198	0.26	65,536	330	0.50	52,515	702	1.34
Customer accounts[2]	1,362,580	4,099	0.30	1,254,249	6,478	0.52	1,149,483	11,238	0.98
Repurchase agreements – non-trading	114,201	363	0.32	125,376	963	0.77	160,850	4,023	2.50
Debt securities in issue – non-trading	193,137	3,603	1.87	219,610	4,944	2.25	211,229	6,522	3.09
Other interest-bearing liabilities	70,929	1,436	2.02	76,395	1,463	1.92	59,980	1,748	2.91
Total interest-bearing liabilities	1,816,518	9,699	0.53	1,741,166	14,178	0.81	1,634,057	24,233	1.48
1    Including interest-bearing bank deposits only.
2    Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 2021 was $26.5bn, a decrease of $1.1bn or 4% compared with 2020. This reflected lower average market interest rates across the major currencies compared with 2020. This was partly offset by interest income associated with the increase in average interest-earning assets (‘AIEA’) of $116.6bn or 5.6%.
Excluding the favourable effects of foreign currency translation differences, net interest income decreased by $1.8bn or 6.2%.
NII for the fourth quarter was $6.8bn, up 2.4% compared with the previous year. The increase was driven by a change in funding composition leading to a reduction of debt securities and an increase in lower-yielding customer deposits. This was partly offset by lower interest income on AIEA, primarily driven by a shift of balances from financial investments to lower yielding short-term funds, and reduced yields on customer loans. Compared with the previous quarter, NII was up 2.5%. The increase was mainly driven by higher interest rates on other interest-earning assets as well as growth in AIEA.

Net interest margin (‘NIM’) for 2021 of 1.20% was 12 basis points (‘bps’) lower compared with 2020 as the reduction in the yield on AIEA of 36bps was partly offset by the fall in funding costs of average interest-bearing liabilities of 28bps. The decrease in NIM in 2021 included the adverse effects of foreign currency translation differences. Excluding this, NIM fell by 11bps.
NIM for the fourth quarter of 2021 was 1.19%, down 3bps year-on-year, predominantly driven by a change in balance sheet composition towards lower yielding short-term funds and loans and advances to banks. NIM remained unchanged compared with the previous quarter.
Interest income for 2021 of $36.2bn decreased by $5.6bn or 13%, primarily due to the lower average interest rates compared with 2020 as the yield on AIEA fell by 36bps. This was partly offset by income from balance sheet growth, predominantly in Asia and the UK. In particular, balances of short-term funds and loans and advances to banks grew by $152.4bn, and loans and advances to customers grew by $13.9bn. The decrease in interest income included $0.9bn from the favourable effects of foreign currency

92	HSBC Holdings plc

translation differences. Excluding these, interest income decreased by $6.5bn.
Interest income of $9.2bn in the fourth quarter was down $0.1bn year-on-year. The decline was predominantly driven by a change in the balance sheet composition where high-yielding financial investments decreased by $33.8bn, while low-yielding short-term funds and loans and advances to banks increased by $138.8bn. Compared with the previous quarter interest income was up $0.2bn, mainly due to improved yield on other interest-earning assets, as well as growth in AIEA.
Interest expense for 2021 of $9.7bn represented a decrease by $4.5bn or 32% compared with 2020. This reflected a decrease in funding costs of 28bps, mainly arising from lower interest rates paid on interest-bearing customer accounts, debt securities in issue and repurchase agreements. Funding costs further declined due to a change in funding composition from debt securities to low-yielding customer deposits, which grew by $108bn, predominantly in Asia and Europe. The decrease in interest expense included the adverse effects of foreign currency translation differences of $0.3bn. Excluding this, interest expense decreased by $4.8bn.
Interest expense of $2.4bn in the fourth quarter of 2021 was down $0.2bn year-on-year. The decline was predominantly driven by an improved funding mix, with additional funding from lower costing customer accounts, coupled with the impact of lower market interest rates. Compared with the previous quarter, the interest expense was materially unchanged.

Net fee income of $13.1bn was $1.2bn higher than in 2020, and included a favourable impact from foreign currency translation differences of $0.3bn. Net fee income grew in all of our global businesses.
In WPB, net fee income increased by $0.5bn. Fee income grew, mainly in Wealth, as improved market sentiment resulted in increased customer demand. This increase included higher fee income from funds under management, notably in Hong Kong, the UK and France, and from unit trusts in Asia. Cards income grew as spending increased compared with 2020. This also resulted in higher fee expense.
In CMB, net fee income increased by $0.4bn. Fee income increased from credit facilities, as well as from trade products, as global trade volumes recovered during 2021. Income from account services and remittances also rose as customer activity increased.
In GBM, net fee income increased by $0.3bn. This was driven by higher fee income from growth in corporate finance activity and in account services, which included higher activity from transaction banking clients. Fee income also increased in remittances, credit facilities, funds under management and global custody, reflecting a higher level of client activity compared with 2020.
Net income from financial instruments held for trading or managed on a fair value basis of $7.7bn was $1.8bn lower compared with 2020 and included adverse fair value movements on non-qualifying hedges of $0.4bn.
The remaining reduction was mainly in GBM, as 2020 benefited from higher market volatility supporting a particularly strong performance within Global Foreign Exchange and Global Debt Markets, notably in the UK and the US.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $4.1bn, compared with $2.1bn in 2020. This increase primarily reflected favourable equity market performances in France and Hong Kong and higher gains on unit trust assets, supporting insurance and investment contracts. This compared with 2020, which was adversely impacted by the onset of the Covid-19 pandemic.
This favourable movement resulted in a corresponding movement in liabilities to policyholders and the present value of in-force long-term insurance business (‘PVIF’) (see ‘Other operating income’ below). This reflected the extent to which the policyholders and shareholders respectively participate in the investment performance of the associated assets.
Change in fair value of designated debt and related derivatives was $0.4bn adverse compared with 2020. These movements were driven by the widening of long-term interest rate curves between the periods, driven by the gradual recovery of major economies.
All of our financial liabilities designated at fair value are fixed-rate, long-term debt issuances and are managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 98.
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss of $0.8bn was $0.3bn higher compared with 2020. This primarily reflected the impact of adverse movements in equity markets in the first half of 2020 following the onset of the Covid-19 pandemic, as well as from favourable equity market movements during 2021.
Gains less losses from financial investments of $0.6bn were $0.1bn lower compared with 2020, primarily reflecting lower gains on the disposal of debt securities.
Net insurance premium income of $10.9bn was $0.8bn higher than in 2020, primarily reflecting higher sales volumes, particularly in France, the UK and Singapore.
Other operating income of $0.5bn was broadly unchanged compared with 2020, as a $0.3bn decrease in net favourable movements in PVIF was broadly offset by the gain on the sale of a property in Germany and the non-recurrence of revaluation losses on investment properties in Hong Kong in 2020.
The change in PVIF included a net reduction of $0.7bn from assumption changes and experience variances, primarily reflecting increased interest rates and the effect of sharing higher investment returns with policyholders in Hong Kong and Singapore. These were partly offset by France where higher interest rates reduced the cost of guarantees. The net reduction due to assumption changes was partly offset by a $0.3bn increase in the value of new business written, primarily in Hong Kong.
PVIF is presented in accordance with IFRS 4 ‘Insurance Contracts’. As set out in our Annual Report and Accounts 2020, IFRS 17 ‘Insurance Contracts’ is effective from 1 January 2023. Under IFRS 17, there will be no PVIF asset recognised. Instead, the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.
Net insurance claims and benefits paid and movement in liabilities to policyholders was $1.7bn higher, primarily due to higher returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk and higher sales volumes, particularly in France and the UK.
Changes in expected credit losses and other credit impairment charges (‘ECL’) were a net release of $0.9bn, compared with a charge of $8.8bn in 2020. The net release in 2021 reflected an improvement in the economic outlook, notably in the UK, partly offset by an increase in allowances in the fourth quarter, reflecting recent developments in China’s commercial real estate sector. This compared with the significant build-up of stage 1 and stage 2 allowances in 2020 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL also reflected historically low levels of stage 3 charges, although with some normalisation during the fourth quarter, as well as the non-recurrence of a significant charge in 2020 related to a corporate exposure in Singapore.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 180 to 188.

HSBC Holdings plc	93

Financial summary

Operating expenses – currency translation and significant items
	Year ended
	2021	2020
	$m	$m
Significant items	2,472	3,095
– customer redress programmes	49	(54)
– impairment of goodwill and other intangibles	587	1,090
– past service costs of guaranteed minimum pension benefits equalisation	—	17
– restructuring and other related costs[1]	1,836	1,908
– settlements and provisions in connection with legal and regulatory matters	—	12
– currency translation on significant items		122
Currency translation		(1,072)
Year ended 31 Dec	2,472	2,023
1 The year ended 2020 included impairment of software intangible assets of $189m (of the total software intangible asset impairment of $1,347m) and impairment of tangible assets of $197m.

Operating expenses
	Year ended
	2021	2020
	$m	$m
Gross employee compensation and benefits	19,612	19,396
Capitalised wages and salaries	(870)	(1,320)
Goodwill impairment	587	41
Property and equipment	5,145	5,322
Amortisation and impairment of intangibles	1,438	2,519
UK bank levy	116	802
Legal proceedings and regulatory matters	106	289
Other operating expenses[1]	8,486	7,383
Total operating expenses (reported)	34,620	34,432
Total significant items (including currency translation on significant items)	(2,472)	(3,095)
Currency translation		1,072
Total operating expenses (adjusted)	32,148	32,409
1 Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel. The increase was driven by the spend related to our cost reduction programme, as well as from the growth in investment in technology and regulatory programmes.

Staff numbers (full-time equivalents)
	2021	2020	2019
Global businesses
Wealth and Personal Banking	130,185	135,727	141,341
Commercial Banking	42,969	43,221	44,706
Global Banking and Markets	46,166	46,729	48,859
Corporate Centre	377	382	445
At 31 Dec	219,697	226,059	235,351

Operating expenses of $34.6bn were broadly unchanged compared with 2020. This included the impact of our cost saving initiatives, as well as lower impairments of goodwill and other intangible assets, as 2021 included a $0.6bn impairment of goodwill related to our WPB business in Latin America to reflect the macroeconomic outlook, as well as the impact of foreign exchange rate deterioration and inflationary pressures, notably on our Argentina business. However, 2020 included a $1.3bn impairment of intangible assets, mainly in Europe. There was also a $0.6bn reduction in the UK bank levy due to a change in the basis of calculation to only include the UK balance sheet rather than the global balance sheet, as well as a credit of $0.1bn relating to the 2020 charge.
These decreases were broadly offset by an increase in performance-related pay of $0.7bn as Group performance improved, and by an increase in investment in technology of $0.9bn (gross of cost savings of $0.5bn). The remaining increase primarily reflected inflationary impacts, non-technology investment in regulatory programmes, and business growth notably Asia wealth investment. In addition, there was an adverse impact of foreign currency translation differences of $1.1bn.
In February 2020, we announced a plan to substantially reduce the cost base by 2022 and accelerate the pace of change. We continue to target $5bn to $5.5bn of cost saves for 2020 to 2022, while spending around $7bn in costs to achieve, which are included in restructuring and other related costs. Cumulative costs to achieve spend since the start of the programme in 2020 was
$3.6bn, with related saves of $3.3bn. In 2021, the total cost to achieve spend was $1.8bn with saves during the year of $2.2bn.
Share of profit in associates and joint ventures of $3.0bn was $1.4bn higher, primarily reflecting a higher share of profit from The Saudi British Bank (‘SABB’) due to the non-recurrence of our share of its goodwill impairment charge in 2020, and an increased share of profit from BoCom. Our share of profit also rose from Business Growth Fund in the UK due to a recovery in asset valuations relative to 2020.
At 31 December 2021, we performed an impairment review of our investment in BoCom and concluded that it was not impaired, based on our value-in-use (‘VIU’) calculations. The excess of the VIU of BoCom and its carrying value has increased over the period, reflecting the impact of BoCom’s performance on the VIU.
For more information, see Note 19: Interests in associates and joint ventures on page 387.
Tax expense
The effective tax rate for 2021 of 22.3% was lower than the 30.5% for 2020. The effective tax rate for 2021 was increased by the impact of substantively enacted legislation to increase the UK statutory tax rate from 1 April 2023. The 2020 effective tax rate was high, due mainly to the non-recognition of deferred tax on losses in the UK and France.

94	HSBC Holdings plc

2020 compared with 2019
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
Excluding the favourable impact of significant items and the adverse effects of foreign currency translation differences between 2020 and 2019, net interest income decreased by $2.7bn or 9%.
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
Interest income for 2020 of $41.8bn decreased by $12.9bn or 24%, primarily due to the lower average interest rates compared with 2019 as the yield on AIEA fell by 84bps. This was partly offset by income from balance sheet growth, predominantly in Asia and Europe. The balance sheet growth was driven by higher balances in short-term funds and loans and advances to banks and financial investments, which increased by $85.3bn and $45.6bn, respectively. The decrease in interest income included $0.2bn in relation to the favourable impact of significant items and $0.8bn from the adverse effects of foreign currency translation differences. Excluding these, interest income decreased by $12.3bn.
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
The remaining reduction was primarily due to lower trading interest income, reflecting lower market rates. However, other trading income increased in GBM as elevated market volatility and wider spreads supported a strong performance in Global Debt Markets and Global Foreign Exchange.
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

HSBC Holdings plc	95

Financial summary
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
Other operating income of $0.5bn decreased by $2.4bn compared with 2019, primarily due to lower favourable changes in PVIF compared with 2019 (down $1.4bn) and also the non recurrence of a $0.8bn dilution gain in 2019 following the merger of The Saudi British Bank (‘SABB’) with Alawwal bank in Saudi Arabia.
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
Excluding currency translation differences, and based on the foreign exchange rates during 2020, ECL as a percentage of average gross loans and advances to customers was 0.81%, compared with 0.25% in 2019.
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
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of alternative/additional scenarios and management judgemental adjustments, see pages 169 to 177 of the HSBC Holdings plc 20-F for the year ended 31 December 2020.

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
The reduction also included favourable currency translation differences between 2020 and 2019 of $0.2bn.
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
For more information on the key assumptions in our VIU calculation, including the sensitivity of the VIU to each key assumption, see Note 18 on the financial statements of the HSBC Holdings plc 20-F for the year ended
31 December 2020.
Tax expense The effective tax rate for 2020 of 30.5% was lower than the 34.8% effective tax rate for 2019. An impairment of goodwill and non-deductible customer redress charges increased the 2019 effective tax rate. These were not repeated in 2020. Additionally, the non-taxable dilution gain arising on the merger of SABB with Alawwal bank decreased the effective tax rate in 2019. Higher charges in respect of the non-recognition of deferred tax assets, particularly in the UK ($0.4bn) and France ($0.4bn), increased the 202 effective tax rate.
Further details are provided in Note 7 on the financial statements of the HSBC Holdings plc 20-F for the year ended 31 December 2020.

96	HSBC Holdings plc

Consolidated balance sheet

Five-year summary consolidated balance sheet
	2021	2020	2019	2018	2017
	$m	$m	$m	$m	$m
Assets
Cash and balances at central banks	403,018	304,481	154,099	162,843	180,624
Trading assets	248,842	231,990	254,271	238,130	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,804	45,553	43,627	41,111	N/A
Financial assets designated at fair value	N/A	N/A	N/A	N/A	29,464
Derivatives	196,882	307,726	242,995	207,825	219,818
Loans and advances to banks	83,136	81,616	69,203	72,167	90,393
Loans and advances to customers[1]	1,045,814	1,037,987	1,036,743	981,696	962,964
Reverse repurchase agreements – non-trading	241,648	230,628	240,862	242,804	201,553
Financial investments	446,274	490,693	443,312	407,433	389,076
Other assets	242,521	253,490	230,040	204,115	159,884
Total assets at 31 Dec	2,957,939	2,984,164	2,715,152	2,558,124	2,521,771
Liabilities and equity
Liabilities
Deposits by banks	101,152	82,080	59,022	56,331	69,922
Customer accounts	1,710,574	1,642,780	1,439,115	1,362,643	1,364,462
Repurchase agreements – non-trading	126,670	111,901	140,344	165,884	130,002
Trading liabilities	84,904	75,266	83,170	84,431	184,361
Financial liabilities designated at fair value	145,502	157,439	164,466	148,505	94,429
Derivatives	191,064	303,001	239,497	205,835	216,821
Debt securities in issue	78,557	95,492	104,555	85,342	64,546
Liabilities under insurance contracts	112,745	107,191	97,439	87,330	85,667
Other liabilities	199,994	204,019	194,876	167,574	113,690
Total liabilities at 31 Dec	2,751,162	2,779,169	2,522,484	2,363,875	2,323,900
Equity
Total shareholders’ equity	198,250	196,443	183,955	186,253	190,250
Non-controlling interests	8,527	8,552	8,713	7,996	7,621
Total equity at 31 Dec	206,777	204,995	192,668	194,249	197,871
Total liabilities and equity at 31 Dec	2,957,939	2,984,164	2,715,152	2,558,124	2,521,771
1     Net of impairment allowances.
A more detailed consolidated balance sheet is contained in the financial statements on page 338.

Five-year selected financial information
	2021	2020	2019	2018	2017
	$m	$m	$m	$m	$m
Called up share capital	10,316	10,347	10,319	10,180	10,160
Capital resources[1]	177,786	184,423	172,150	173,238	182,383
Undated subordinated loan capital	1,968	1,970	1,968	1,969	1,969
Preferred securities and dated subordinated loan capital[2]	28,568	30,721	33,063	35,014	42,147
Risk-weighted assets	838,263	857,520	843,395	865,318	871,337
Total shareholders’ equity	198,250	196,443	183,955	186,253	190,250
Less: preference shares and other equity instruments	(22,414)	(22,414)	(22,276)	(23,772)	(23,655)
Total ordinary shareholders’ equity	175,836	174,029	161,679	162,481	166,595
Less: goodwill and intangible assets (net of tax)	(17,643)	(17,606)	(17,535)	(22,425)	(21,680)
Tangible ordinary shareholders’ equity	158,193	156,423	144,144	140,056	144,915
Financial statistics
Loans and advances to customers as a percentage of customer accounts	61.1%	63.2%	72.0%	72.0%	70.6%
Average total shareholders’ equity to average total assets	6.62%	6.46%	6.97%	7.16%	7.33%
Net asset value per ordinary share at year-end ($)[3]	8.76	8.62	8.00	8.13	8.35
Tangible net asset value per ordinary share at year-end ($)[4]	7.88	7.75	7.13	7.01	7.26
Tangible net asset value per fully diluted share at year-end ($)	7.84	7.72	7.11	6.98	7.22
Number of $0.50 ordinary shares in issue (millions)	20,632	20,694	20,639	20,361	20,321
Basic number of $0.50 ordinary shares outstanding (millions)	20,073	20,184	20,206	19,981	19,960
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,189	20,272	20,280	20,059	20,065
Closing foreign exchange translation rates to $:
$1: £	0.739	0.732	0.756	0.783	0.740
$1: €	0.880	0.816	0.890	0.873	0.834
1     Capital resources are regulatory total capital, the calculation of which is set out on page 229.
2     Including perpetual preferred securities, details of which can be found in Note 28: Subordinated liabilities on page 398.
3     The definition of net asset value per ordinary share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
4     The definition of tangible net asset value per ordinary share is total ordinary shareholder’s equity excluding goodwill, PVIF and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

HSBC Holdings plc	97

Financial summary
Balance sheet commentary compared with
31 December 2020
At 31 December 2021, our total assets were $3.0tn, which were $26bn or 1% lower on a reported basis and $19bn or 1% higher on a constant currency basis.
The decrease in total assets reflected lower derivative assets and a fall in financial investments, in part reflecting a redeployment of our commercial surplus into cash. Reported customer lending balances were $8bn higher, mainly from growth in mortgage balances.
Reported loans and advances to customers as a percentage of customer accounts was 61.1%, which was lower compared with 63.2% at 31 December 2020. This was due to an increase in customer accounts as corporate customers continued to build up liquidity and personal customers grew their savings accounts.
Assets
Cash and balances at central banks increased by $99bn or 32%, mainly in the UK and the US, as we redeployed our commercial surplus to cash to increase liquidity for our clients and as a result of deposit inflows.
Trading assets increased by $17bn or 7%, notably from an increase in equity securities held, particularly in Hong Kong and the US, largely driven by client demand. These were partly offset by a reduction of debt securities in the US.
Derivative assets decreased by $111bn or 36%, primarily in the UK and France. This reflected adverse revaluation movements on interest rate contracts due to higher long-term yield curve rates in most major markets. Foreign exchange contracts also decreased as a result of foreign exchange rate movements in the UK and Hong Kong and lower client demand in the US. The decrease in derivative assets was consistent with the decrease in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $1.0tn increased by $8bn on a reported basis, which included adverse effects of foreign currency translation differences of $16bn. On a constant currency basis, customer lending balances were $23bn higher, despite $3bn of loans and advances to customers being reclassified to assets held for sale in the US.
The commentary below is on a constant currency basis.
Customer lending increased in WPB by $27bn to $489bn, mainly from growth in mortgage balances of $23bn, notably in the UK (up $10bn), Hong Kong (up $7bn) and Canada (up $4bn) as housing market activity continued to increase.
In CMB, customer lending of $349bn was $11bn higher, as we grew trade lending by $13bn, reflecting a recovery in global trade volumes, which more than offset a reduction in other term lending.
In GBM, lending of $207bn fell by $14bn, due to a reduction in other term lending mainly in the UK.
Reverse repurchase agreements – non-trading increased by $11bn or 5%, primarily in Asia due to client demand. This was partly offset by the redeployment of our commercial surplus to cash in the US.
There was also an increase in balances eligible for netting in the UK, resulting in an overall balance reduction.
Financial investments decreased by $44bn or 9%, mainly as we reduced our holdings of debt securities and treasury bills through a combination of disposals and maturities. A notable portion of these funds was redeployed into cash as we managed our commercial surplus.
Other assets decreased by $11bn due to lower cash collateral as derivative balances decreased, partly offset by an increase from the reclassification of loans and advances to customers to assets held for sale, reflecting our exit of mass market retail banking in the US.
Liabilities
Customer accounts of $1.7tn increased by $68bn or 4% on a reported basis, which included adverse effects of foreign currency translation differences of $23bn. On a constant currency basis, customer accounts were $90bn higher, with growth across all of our global businesses, despite a reclassification of $10bn to liabilities of disposal groups held for sale in the US. The increase was primarily in the UK, Hong Kong and the rest of Asia, as corporate customers continued to build up liquidity and personal customers grew their savings as spending remained below pre-pandemic levels.
Deposits by banks increased by $19bn or 23%, primarily in the UK, relating to the utilisation of a Bank of England scheme to provide loans to corporate customers during the year. There were also increases in Hong Kong and the US.
Repurchase agreements – non-trading increased by $15bn or 13%, primarily in Hong Kong, as client demand increased.
Derivative liabilities decreased by $112bn or 37%, which is consistent with the decrease in derivative assets, since the underlying risk is broadly matched.
Other liabilities decreased by $4bn or 2% due to lower cash collateral as derivative balances decreased, partly offset by an increase from a reclassification of customer accounts to liabilities held for sale, reflecting our exit of mass market retail banking in the US.
Equity
Total shareholders’ equity, including non-controlling interests, increased by $2bn or 1% compared with 31 December 2020. This reflected the effects of profits generated of $15bn, partly offset by a reduction in other comprehensive income (‘OCI’) of $5bn, dividend payments and coupon distributions on securities classified as equity of $6bn and a $2bn reduction related to our share buy-back programme. Movements in OCI included fair value losses on debt instruments of $2bn, driven by unrealised losses on fixed rate bonds due to higher long-term yield curve rates, and adverse foreign exchange differences of $2bn.
Risk-weighted assets
Risk-weighted assets (‘RWAs’) totalled $838.3bn at 31 December 2021, a $19.2bn decrease since 2020. Excluding foreign currency translation differences, RWAs fell by $6.3bn in 2021. This was due to the following movements:
•a $4.7bn asset size increase, mostly caused by CMB and WPB lending growth in Asia, while lending fell in GBM;
•a $8.0bn reduction in RWAs due to changes in asset quality from favourable portfolio mix and credit migration, mostly in CMB and WPB in Asia and North America; and
•a $3.0bn fall in RWAs due to changes in methodology and policy. This was primarily the result of risk parameter refinements in GBM and CMB, partly offset by higher market risk RWAs following our adoption of a Pillar 1 approach to the capitalisation of structural foreign exchange.

98	HSBC Holdings plc

Customer accounts by country/territory
	2021	2020
	$m	$m
Europe	667,769	629,647
– UK	535,797	504,275
– France	56,841	55,111
– Germany	22,509	21,605
– Switzerland	10,680	10,102
– other	41,942	38,554
Asia	792,098	762,406
– Hong Kong	549,429	531,489
– Singapore	57,572	55,140
– mainland China	59,266	56,826
– Australia	28,240	29,286
– India	24,507	20,199
– Malaysia	16,500	15,997
– Taiwan	15,483	16,041
– Indonesia	6,019	5,198
– other	35,082	32,230
Middle East and North Africa (excluding Saudi Arabia)	42,629	41,221
– United Arab Emirates	20,943	20,974
– Turkey	4,258	3,987
– Egypt	6,699	5,659
– other	10,729	10,601
North America	178,565	182,028
– US1	111,921	117,485
– Canada	58,071	56,520
– other	8,573	8,023
Latin America	29,513	27,478
– Mexico	23,583	22,220
– other	5,930	5,258
At 31 Dec	1,710,574	1,642,780
1     At 31 December 2021, customer accounts of $8.8bn relating to the disposal of the US retail banking business met the criteria to be classified as held for sale and are reported within ‘Accruals, deferred income and other liabilities’ on the balance sheet. Refer to Note 36 on page 415 for further details.

Loans and advances, deposits by currency
	At
	31 Dec 2021
$m	USD	GBP	HKD	EUR	CNY	Others[1]	Total
Loans and advances to banks	21,474	3,991	524	3,970	6,545	46,632	83,136
Loans and advances to customers	169,055	280,909	223,714	83,457	44,093	244,586	1,045,814
Total loans and advances	190,529	284,900	224,238	87,427	50,638	291,218	1,128,950
Deposits by banks	37,962	20,909	2,757	24,393	5,049	10,082	101,152
Customer accounts	453,864	463,232	318,702	133,604	65,052	276,120	1,710,574
Total deposits	491,826	484,141	321,459	157,997	70,101	286,202	1,811,726

	At
	31 Dec 2020
$m	USD	GBP	HKD	EUR	CNY	Others	Total
Loans and advances to banks	17,959	3,495	7,155	4,601	6,063	42,343	81,616
Loans and advances to customers	173,117	280,803	222,138	89,851	37,671	234,407	1,037,987
Total loans and advances	191,076	284,298	229,293	94,452	43,734	276,750	1,119,603
Deposits by banks	30,239	7,856	2,884	25,291	4,904	10,906	82,080
Customer accounts	433,647	431,143	310,197	135,851	60,971	270,971	1,642,780
Total deposits	463,886	438,999	313,081	161,142	65,875	281,877	1,724,860
1     ‘Others’ includes items with no currency information available ($11,028m for loans to banks, $64,491m for loans to customers, $23m for deposits by banks and $5m for customer accounts).

HSBC Holdings plc	99

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

Assets
		2021			2020
		Average balance	Interest income	Yield	Average balance	Interest income	Yield
		$m	$m	%	$m	$m	%
Summary
Interest-earning assets measured at amortised cost (itemised below)		2,209,513	36,188	1.64	2,092,900	41,756	2.00
Trading assets and financial assets designated and otherwise mandatorily measured at fair value through profit or loss		171,232	3,342	1.95	188,648	3,328	1.76
Expected credit losses provision		(12,944)	N/A	N/A	(11,709)	N/A	N/A
Non-interest-earning assets		644,636	N/A	N/A	667,100	N/A	N/A
Total assets and interest income		3,012,437	39,530	1.31	2,936,939	45,084	1.54
Average yield on all interest-earning assets				1.66			1.98
Short-term funds and loans and advances to banks
Europe	HSBC Bank plc	163,708	157	0.10	116,521	182	0.16
	HSBC UK Bank plc	124,627	132	0.11	63,190	111	0.18
Asia	The Hongkong and Shanghai Banking Corporation Limited	86,997	502	0.58	76,521	683	0.89
MENA	HSBC Bank Middle East Limited	5,647	34	0.60	4,837	54	1.12
North America	HSBC North America Holdings Inc.	53,984	110	0.20	24,429	89	0.36
	HSBC Bank Canada	12,388	29	0.23	8,953	22	0.25
Latin America	Grupo Financiero HSBC, S.A. de C.V.	2,143	85	3.97	2,084	104	4.99
	HSBC Argentina Holdings S.A.	72	—	—	43	—	—
Other operations and intra-region eliminations		1,112	56	5.04	1,677	19	1.13
At 31 Dec		450,678	1,105	0.25	298,255	1,264	0.42

Loans and advances to customers
Europe	HSBC Bank plc	136,373	2,226	1.63	149,457	2,685	1.80
	HSBC UK Bank plc	267,177	6,633	2.48	242,013	6,307	2.61
Asia	The Hongkong and Shanghai Banking Corporation Limited	489,093	10,599	2.17	479,165	12,984	2.71
MENA	HSBC Bank Middle East Limited	20,022	614	3.07	21,244	786	3.70
North America	HSBC North America Holdings Inc.	54,761	1,545	2.82	66,642	2,090	3.14
	HSBC Bank Canada	51,847	1,322	2.55	46,432	1,306	2.81
Latin America	Grupo Financiero HSBC, S.A. de C.V.	18,496	1,849	10.00	18,796	1,898	10.10
	HSBC Argentina Holdings S.A.	1,529	452	29.56	1,619	462	28.54
Other operations and intra-region eliminations		21,360	831	3.89	21,427	873	4.07
At 31 Dec		1,060,658	26,071	2.46	1,046,795	29,391	2.81

Reverse repurchase agreements – banks
Europe	HSBC Bank plc	41,531	137	0.33	36,307	244	0.67
	HSBC UK Bank plc	845	1	0.12	85	—	—
Asia	The Hongkong and Shanghai Banking Corporation Limited	56,515	384	0.68	51,230	462	0.90
MENA	HSBC Bank Middle East Limited	2,021	16	0.79	1,573	22	1.40
North America	HSBC North America Holdings Inc.	12,820	8	0.06	15,048	125	0.83
	HSBC Bank Canada	1,499	4	0.27	277	2	0.72
Latin America	Grupo Financiero HSBC, S.A. de C.V.	1,214	53	4.37	1,755	103	5.87
	HSBC Argentina Holdings S.A.	589	205	34.80	292	69	23.63
Other operations and intra-region eliminations		(6,956)	(63)	0.91	(7,540)	(73)	0.97
At 31 Dec		110,078	745	0.68	99,027	954	0.96

100	HSBC Holdings plc

Assets (continued)
		2021			2020
		Average balance	Interest income	Yield	Average balance	Interest income	Yield
		$m	$m	%	$m	$m	%
Reverse repurchase agreements – customers
Europe	HSBC Bank plc	37,735	120	0.32	51,652	291	0.56
	HSBC UK Bank plc	4,103	8	0.19	3,004	11	0.37
Asia	The Hongkong and Shanghai Banking Corporation Limited	26,276	64	0.24	20,095	123	0.61
MENA	HSBC Bank Middle East Limited	210	1	0.48	3	—	—
North America	HSBC North America Holdings Inc.	26,204	35	0.13	50,486	397	0.79
	HSBC Bank Canada	3,994	13	0.33	5,370	43	0.80
Latin America	Grupo Financiero HSBC, S.A. de C.V.	664	33	4.97	310	—	—
Other operations and intra-region eliminations		(3,018)	—	—	(8,046)	(54)	0.67
At 31 Dec		96,168	274	0.28	122,874	811	0.66

Financial investments
Europe	HSBC Bank plc	62,091	693	1.12	65,848	842	1.28
	HSBC UK Bank plc	20,022	180	0.90	32,450	232	0.71
Asia	The Hongkong and Shanghai Banking Corporation Limited	255,500	4,001	1.57	251,760	4,653	1.85
MENA	HSBC Bank Middle East Limited	10,963	61	0.56	9,918	99	1.00
North America	HSBC North America Holdings Inc.	42,823	651	1.52	52,611	888	1.69
	HSBC Bank Canada	12,315	77	0.63	16,522	183	1.11
Latin America	Grupo Financiero HSBC, S.A. de C.V.	4,219	223	5.29	4,791	246	5.13
	HSBC Argentina Holdings S.A.	898	303	33.74	903	312	34.55
Other operations and intra-region eliminations		30,009	540	1.80	28,739	688	2.39
At 31 Dec		438,840	6,729	1.53	463,542	8,143	1.76

Other interest-earning assets
Europe	HSBC Bank plc	45,908	995	2.17	54,323	994	1.83
	HSBC UK Bank plc	181	21	11.60	317	4	1.26
Asia	The Hongkong and Shanghai Banking Corporation Limited	8,566	63	0.74	8,661	94	1.09
MENA	HSBC Bank Middle East Limited	1	—	—	29	2	6.90
North America	HSBC North America Holdings Inc.	4,869	66	1.36	8,001	46	0.57
	HSBC Bank Canada	421	2	0.48	746	3	0.40
Latin America	Grupo Financiero HSBC, S.A. de C.V.	731	1	0.14	1,062	3	0.28
	HSBC Argentina Holdings S.A.	18	171	950.00	20	135	675.00
Other operations and intra-region eliminations		(7,604)	(55)	0.72	(10,752)	(142)	1.32
At 31 Dec		53,091	1,264	2.38	62,407	1,139	1.83

Total interest-earning assets
Europe	HSBC Bank plc	487,346	4,328	0.89	474,108	5,238	1.10
	HSBC UK Bank plc	416,955	6,975	1.67	341,059	6,665	1.95
Asia	The Hongkong and Shanghai Banking Corporation Limited	922,947	15,613	1.69	887,432	18,999	2.14
MENA	HSBC Bank Middle East Limited	38,102	728	1.91	37,604	963	2.56
North America	HSBC North America Holdings Inc.	195,461	2,415	1.24	217,217	3,635	1.67
	HSBC Bank Canada	82,464	1,447	1.75	78,300	1,613	2.06
Latin America	Grupo Financiero HSBC, S.A. de C.V.	27,467	2,244	8.17	28,798	2,354	8.17
	HSBC Argentina Holdings S.A.	3,106	1,131	36.41	2,877	978	33.99
Other operations and intra-region eliminations		35,665	1,307	3.66	25,505	1,311	5.14
At 31 Dec		2,209,513	36,188	1.64	2,092,900	41,756	2.00

Equity and liabilities
	2021			2020
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Summary
Interest-bearing liabilities measured at amortised cost (itemised below)	1,816,518	9,699	0.53	1,741,166	14,178	0.81
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	143,258	2,602	1.82	137,349	2,356	1.72
Non-interest bearing current accounts	318,305	N/A	N/A	267,944	N/A	N/A
Total equity and other non-interest bearing liabilities	734,356	N/A	N/A	790,480	N/A	N/A
Total equity and liabilities	3,012,437	12,301	0.41	2,936,939	16,534	0.56
Average cost on all interest-bearing liabilities			0.63			0.88

HSBC Holdings plc	101

Financial summary

Equity and liabilities (continued)
		2021			2020
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		$m	$m	%	$m	$m	%
Deposits by banks[1]
Europe	HSBC Bank plc	45,238	61	0.13	36,958	120	0.32
	HSBC UK Bank plc	3,273	4	0.12	91	—	—
Asia	The Hongkong and Shanghai Banking Corporation Limited	30,568	67	0.22	30,929	123	0.40
MENA	HSBC Bank Middle East Limited	2,738	29	1.06	2,998	39	1.30
North America	HSBC North America Holdings Inc.	8,124	4	0.05	7,174	9	0.13
	HSBC Bank Canada	931	—	—	919	1	0.11
Latin America	Grupo Financiero HSBC, S.A. de C.V.	749	50	6.68	949	63	6.64
	HSBC Argentina Holdings S.A.	19	5	26.32	24	5	20.83
Other operations and intra-region eliminations		(15,969)	(22)	0.14	(14,506)	(30)	0.21
At 31 Dec		75,671	198	0.26	65,536	330	0.50

Debt Securities in issue – non trading
Europe	HSBC Holdings plc	109,472	2,748	2.51	106,742	3,101	2.91
	HSBC Bank plc	53,265	353	0.66	67,703	719	1.06
	HSBC UK Bank plc	16,904	396	2.34	14,900	423	2.84
Asia	The Hongkong and Shanghai Banking Corporation Limited	39,936	652	1.63	40,602	841	2.07
MENA	HSBC Bank Middle East Limited	3,165	38	1.20	3,214	57	1.77
North America	HSBC North America Holdings Inc.	21,496	366	1.70	31,352	730	2.33
	HSBC Bank Canada	12,846	233	1.81	14,592	287	1.97
Latin America	Grupo Financiero HSBC, S.A. de C.V.	1,983	127	6.40	3,451	212	6.14
	HSBC Argentina Holdings S.A.	101	6	5.94	161	28	17.39
Other operations and intra-region eliminations		(66,031)	(1,316)	1.99	(63,107)	(1,454)	2.30
At 31 Dec		193,137	3,603	1.87	219,610	4,944	2.25

Customer accounts[2]
Europe	HSBC Bank plc	206,377	378	0.18	184,462	603	0.33
	HSBC UK Bank plc	288,821	166	0.06	237,077	378	0.16
Asia	The Hongkong and Shanghai Banking Corporation Limited	683,482	1,934	0.28	651,288	3,300	0.51
MENA	HSBC Bank Middle East Limited	9,234	25	0.27	10,678	84	0.79
North America	HSBC North America Holdings Inc.	86,228	195	0.23	86,470	504	0.58
	HSBC Bank Canada	50,317	170	0.34	47,175	428	0.91
Latin America	Grupo Financiero HSBC, S.A. de C.V.	17,627	411	2.33	16,325	535	3.28
	HSBC Argentina Holdings S.A.	2,910	424	14.57	2,596	307	11.83
Other operations and intra-region eliminations		17,584	396	2.25	18,178	339	1.86
At 31 Dec		1,362,580	4,099	0.30	1,254,249	6,478	0.52

Repurchase agreements – with banks
Europe	HSBC Bank plc	20,083	27	0.13	20,940	83	0.40
	HSBC UK Bank plc	256	—	—	133	—	—
Asia	The Hongkong and Shanghai Banking Corporation Limited	21,808	141	0.65	16,764	160	0.95
MENA	HSBC Bank Middle East Limited	777	1	0.13	332	1	0.30
North America	HSBC North America Holdings Inc.	6,611	4	0.06	10,933	73	0.67
	HSBC Bank Canada	357	2	0.56	1,336	21	1.57
Latin America	Grupo Financiero HSBC, S.A. de C.V.	160	8	5.00	597	23	3.85
	HSBC Argentina Holdings S.A.	9	1	11.11	24	5	20.83
Other operations and intra-region eliminations		(9,284)	(6)	0.06	(12,096)	(75)	0.62
At 31 Dec		40,777	178	0.44	38,963	291	0.75

Repurchase agreements – with customers
Europe	HSBC Bank plc	25,190	41	0.16	28,866	177	0.61
	HSBC UK Bank plc	5,635	1	0.02	3,977	2	0.05
Asia	The Hongkong and Shanghai Banking Corporation Limited	11,641	47	0.40	6,701	37	0.55
MENA	HSBC Bank Middle East Limited	—	—	—	—	—	—
North America	HSBC North America Holdings Inc.	28,917	7	0.02	47,314	328	0.69
	HSBC Bank Canada	3,742	8	0.21	2,852	20	0.70
Latin America	Grupo Financiero HSBC, S.A. de C.V.	1,850	80	4.32	1,777	107	6.02
	HSBC Argentina Holdings S.A.	—	—	—	—	—	—
Other operations and intra-region eliminations		(3,551)	1	(0.03)	(5,074)	1	(0.02)
At 31 Dec		73,424	185	0.25	86,413	672	0.78

102	HSBC Holdings plc

Equity and liabilities (continued)
		2021			2020
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
		$m	$m	%	$m	$m	%
Other interest-bearing liabilities
Europe	HSBC Bank plc	50,629	1,059	2.09	60,780	1,100	1.81
	HSBC UK Bank plc	399	10	2.51	406	22	5.42
Asia	The Hongkong and Shanghai Banking Corporation Limited	12,616	152	1.20	12,950	166	1.28
MENA	HSBC Bank Middle East Limited	30	3	10.00	40	3	7.50
North America	HSBC North America Holdings Inc.	9,549	32	0.34	7,289	71	0.97
	HSBC Bank Canada	2,149	53	2.47	1,960	44	2.24
Latin America	Grupo Financiero HSBC, S.A. de C.V.	159	27	16.98	165	27	16.36
	HSBC Argentina Holdings S.A.	17	77	452.94	23	56	243.48
Other operations and intra-region eliminations		(4,619)	23	(0.50)	(7,218)	(26)	0.36
At 31 Dec		70,929	1,436	2.02	76,395	1,463	1.92

Total interest-bearing liabilities
Europe	HSBC Holdings plc	110,981	2,749	2.48	108,612	3,104	2.86
	HSBC Bank plc	400,782	1,919	0.48	399,709	2,802	0.70
	HSBC UK Bank plc	315,288	577	0.18	256,584	825	0.32
Asia	The Hongkong and Shanghai Banking Corporation Limited	800,051	2,993	0.37	759,234	4,627	0.61
MENA	HSBC Bank Middle East Limited	15,944	96	0.60	17,262	184	1.07
North America	HSBC North America Holdings Inc.	160,924	608	0.38	190,531	1,715	0.90
	HSBC Bank Canada	70,342	466	0.66	68,834	801	1.16
Latin America	Grupo Financiero HSBC, S.A. de C.V.	22,528	703	3.12	23,264	967	4.16
	HSBC Argentina Holdings S.A.	3,056	513	16.79	2,828	401	14.18
Other operations and intra-region eliminations		(83,378)	(925)	1.11	(85,692)	(1,248)	1.46
At 31 Dec		1,816,518	9,699	0.53	1,741,166	14,178	0.81
1    This includes interest-bearing bank deposits only. See page 108 for an analysis of all bank deposits.
2    This includes interest-bearing customer accounts only. See page 109 for an analysis of all customer accounts.

Net interest margin[1]
		2021	2020	2019
		%	%	%
Europe	HSBC Bank plc	0.49	0.51	0.43
	HSBC UK Bank plc	1.53	1.71	2.05
Asia	The Hongkong and Shanghai Banking Corporation Limited	1.37	1.62	2.02
MENA	HSBC Bank Middle East Limited	1.66	2.07	3.03
North America	HSBC North America Holdings Inc.	0.93	0.88	0.98
	HSBC Bank Canada	1.19	1.03	1.38
Latin America	Grupo Financiero HSBC, S.A. de C.V.	5.61	4.82	4.54
	HSBC Argentina Holdings S.A.	19.93	19.99	20.88
At 31 Dec		1.20	1.32	1.58
1    Net interest margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
		2021	2020	2019
		%	%	%
Europe	HSBC Bank plc	30.0	32.0	32.0
	HSBC UK Bank plc	14.0	12.0	12.0
Asia	The Hongkong and Shanghai Banking Corporation Limited	42.0	40.0	40.0
MENA	HSBC Bank Middle East Limited	2.0	2.0	1.0
North America	HSBC North America Holdings Inc.	9.0	11.0	12.0
	HSBC Bank Canada	3.0	3.0	3.0
Latin America	Grupo Financiero HSBC, S.A. de C.V.	1.0	2.0	2.0
Other operations and intra-region eliminations		(1.0)	(2.0)	(2.0)
At 31 Dec		100.0	100.0	100.0

HSBC Holdings plc	103

Financial summary
Analysis of changes in net interest income and net interest expense
The following tables allocate changes in net interest income and net interest expense between volume and rate for 2021 compared with 2020, and for 2020 compared with 2019. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest income
			Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
		2021	Volume	Rate	2020	Volume	Rate	2019
		$m	$m	$m	$m	$m	$m	$m
Short-term funds and loans and advances to banks
Europe	HSBC Bank plc	157	45	(70)	182	50	(244)	376
	HSBC UK Bank plc	132	65	(44)	111	40	(206)	277
Asia	The Hongkong and Shanghai Banking Corporation Limited	502	56	(237)	683	94	(558)	1,147
MENA	HSBC Bank Middle East Limited	34	5	(25)	54	18	(35)	71
North America	HSBC North America Holdings Inc.	110	60	(39)	89	32	(250)	307
	HSBC Bank Canada	29	9	(2)	22	20	(2)	4
Latin America	Grupo Financiero HSBC, S.A. de C.V.	85	2	(21)	104	(21)	(55)	180
Other operations and intra-region eliminations		56	(29)	66	19	7	(37)	49
At 31 Dec		1,105	348	(507)	1,264	365	(1,512)	2,411

Loans and advances to customers
Europe	HSBC Bank plc	2,226	(205)	(254)	2,685	(18)	(495)	3,198
	HSBC UK Bank plc	6,633	641	(315)	6,307	281	(624)	6,650
Asia	The Hongkong and Shanghai Banking Corporation Limited	10,599	202	(2,587)	12,984	281	(3,560)	16,263
MENA	HSBC Bank Middle East Limited	614	(38)	(134)	786	24	(238)	1,000
North America	HSBC North America Holdings Inc.	1,545	(332)	(213)	2,090	18	(641)	2,713
	HSBC Bank Canada	1,322	137	(121)	1,306	99	(378)	1,585
Latin America	Grupo Financiero HSBC, S.A. de C.V.	1,849	(30)	(19)	1,898	(161)	(289)	2,348
	HSBC Argentina Holdings S.A.	452	(27)	17	462	(132)	(58)	652
Other operations and intra-region eliminations		831	(3)	(39)	873	57	(353)	1,169
At 31 Dec		26,071	344	(3,664)	29,391	657	(6,844)	35,578

Reverse repurchase agreements – with banks
Europe	HSBC Bank plc	137	16	(123)	244	1	(282)	525
	HSBC UK Bank plc	1	1	—	—	—	—	—
Asia	The Hongkong and Shanghai Banking Corporation Limited	384	35	(113)	462	108	(454)	808
MENA	HSBC Bank Middle East Limited	16	4	(10)	22	10	(20)	32
North America	HSBC North America Holdings Inc.	8	(1)	(116)	125	(50)	(524)	699
	HSBC Bank Canada	4	3	(1)	2	1	(7)	8
Latin America	Grupo Financiero HSBC, S.A. de C.V.	53	(24)	(26)	103	38	(10)	75
	HSBC Argentina Holdings S.A.	205	103	33	69	61	(8)	16
Other operations and intra-region eliminations		(63)	5	5	(73)	(26)	315	(362)
At 31 Dec		745	68	(277)	954	54	(901)	1,801

Reverse repurchase agreements – with customers
Europe	HSBC Bank plc	120	(47)	(124)	291	(58)	(317)	666
	HSBC UK Bank plc	8	2	(5)	11	(5)	(20)	36
Asia	The Hongkong and Shanghai Banking Corporation Limited	64	15	(74)	123	20	(119)	222
MENA	HSBC Bank Middle East Limited	1	1	—	—	—	—	—
North America	HSBC North America Holdings Inc.	35	(29)	(333)	397	(31)	(1,433)	1,861
	HSBC Bank Canada	13	(5)	(25)	43	(3)	(67)	113
Latin America	Grupo Financiero HSBC, S.A. de C.V.	33	18	15	—	—	—	—
Other operations and intra-region eliminations		—	—	54	(54)	28	(73)	(9)
At 31 Dec		274	(70)	(467)	811	(59)	(2,019)	2,889

104	HSBC Holdings plc

Interest income (continued)
			Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
		2021	Volume	Rate	2020	Volume	Rate	2019
		$m	$m	$m	$m	$m	$m	$m
Financial investments
Europe	HSBC Bank plc	693	(44)	(105)	842	25	(378)	1,195
	HSBC UK Bank plc	180	(114)	62	232	84	(154)	302
Asia	The Hongkong and Shanghai Banking Corporation Limited	4,001	53	(705)	4,653	423	(1,601)	5,831
MENA	HSBC Bank Middle East Limited	61	6	(44)	99	22	(96)	173
North America	HSBC North America Holdings Inc.	651	(148)	(89)	888	38	(352)	1,202
	HSBC Bank Canada	77	(27)	(79)	183	(29)	(159)	371
Latin America	Grupo Financiero HSBC, S.A. de C.V.	223	(31)	8	246	(117)	(103)	466
	HSBC Argentina Holdings S.A.	303	(2)	(7)	312	(20)	(194)	526
Other operations and intra-region eliminations		540	22	(170)	688	231	(182)	639
At 31 Dec		6,729	(348)	(1,066)	8,143	782	(3,344)	10,705

Interest expense
			Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
		2021	Volume	Rate	2020	Volume	Rate	2019
		$m	$m	$m	$m	$m	$m	$m
Deposits by banks
Europe	HSBC Bank plc	61	11	(70)	120	26	(152)	246
	HSBC UK Bank plc	4	4	—	—	—	(25)	25
Asia	The Hongkong and Shanghai Banking Corporation Limited	67	—	(56)	123	22	(189)	290
MENA	HSBC Bank Middle East Limited	29	(3)	(7)	39	14	(28)	53
North America	HSBC North America Holdings Inc.	4	1	(6)	9	1	(37)	45
	HSBC Bank Canada	—	—	(1)	1	—	(1)	2
Latin America	Grupo Financiero HSBC, S.A. de C.V.	50	(13)	—	63	(34)	4	93
	HSBC Argentina Holdings S.A.	5	(1)	1	5	(8)	(5)	18
Other operations and intra-region eliminations		(22)	(2)	10	(30)	(3)	43	(70)
At 31 Dec		198	25	(157)	330	69	(441)	702

Customer accounts
Europe	HSBC Bank plc	378	52	(277)	603	28	(853)	1,428
	HSBC UK Bank plc	166	25	(237)	378	43	(471)	806
Asia	The Hongkong and Shanghai Banking Corporation Limited	1,934	132	(1,498)	3,300	170	(2,390)	5,520
MENA	HSBC Bank Middle East Limited	25	(3)	(56)	84	11	(61)	134
North America	HSBC North America Holdings Inc.	195	(6)	(303)	504	120	(488)	872
	HSBC Bank Canada	170	11	(269)	428	51	(265)	642
Latin America	Grupo Financiero HSBC, S.A. de C.V.	411	31	(155)	535	(12)	(285)	832
	HSBC Argentina Holdings S.A.	424	46	71	307	(29)	(218)	554
Other operations and intra-region eliminations		396	(14)	71	339	106	(217)	450
At 31 Dec		4,099	380	(2,759)	6,478	528	(5,288)	11,238

HSBC Holdings plc	105

Financial summary

Interest expense (continued)
			Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
		2021	Volume	Rate	2020	Volume	Rate	2019
		$m	$m	$m	$m	$m	$m	$m
Repurchase agreements – with banks
Europe	HSBC Bank plc	27	1	(57)	83	(13)	(212)	308
	HSBC UK Bank plc	—	—	—	—	—	(4)	4
Asia	The Hongkong and Shanghai Banking Corporation Limited	141	31	(50)	160	16	(244)	388
MENA	HSBC Bank Middle East Limited	1	1	(1)	1	1	(2)	2
North America	HSBC North America Holdings Inc.	4	(2)	(67)	73	(31)	(363)	467
	HSBC Bank Canada	2	(6)	(13)	21	(10)	(40)	71
Latin America	Grupo Financiero HSBC, S.A. de C.V.	8	(22)	7	23	(119)	(129)	271
	HSBC Argentina Holdings S.A.	1	(2)	(2)	5	(1)	(7)	13
Other operations and intra-region eliminations		(6)	1	68	(75)	(10)	459	(524)
At 31 Dec		178	8	(121)	291	(83)	(626)	1,000

Repurchase agreements – with customers
Europe	HSBC Bank plc	41	(6)	(130)	177	(66)	(385)	628
	HSBC UK Bank plc	1	—	(1)	2	2	(4)	4
Asia	The Hongkong and Shanghai Banking Corporation Limited	47	20	(10)	37	(8)	(38)	83
MENA	HSBC Bank Middle East Limited	—	—	—	—	—	—	—
North America	HSBC North America Holdings Inc.	7	(4)	(317)	328	(113)	(1,602)	2,043
	HSBC Bank Canada	8	2	(14)	20	(15)	(43)	78
Latin America	Grupo Financiero HSBC, S.A. de C.V.	80	3	(30)	107	(2)	(78)	187
	HSBC Argentina Holdings S.A.	—	—	—	—	—	—	—
Other operations and intra-region eliminations		1	(1)	1	1	(1)	2	—
At 31 Dec		185	(29)	(458)	672	(191)	(2,160)	3,023

Debt securities in issue – non trading
Europe	HSBC Holdings	2,748	74	(427)	3,101	208	(904)	3,797
	HSBC Bank plc	353	(95)	(271)	719	(17)	(402)	1,138
	HSBC UK Bank plc	396	48	(75)	423	63	6	354
Asia	The Hongkong and Shanghai Banking Corporation Limited	652	(10)	(179)	841	68	(429)	1,202
MENA	HSBC Bank Middle East Limited	38	(1)	(18)	57	3	(57)	111
North America	HSBC North America Holdings Inc.	366	(166)	(198)	730	(38)	(488)	1,256
	HSBC Bank Canada	233	(31)	(23)	287	60	(84)	311
Latin America	Grupo Financiero HSBC, S.A. de C.V.	127	(94)	9	212	35	(35)	212
	HSBC Argentina Holdings S.A.	6	(4)	(18)	28	(21)	(45)	94
Other operations and intra-region eliminations		(1,316)	(58)	196	(1,454)	(118)	617	(1,953)
At 31 Dec		3,603	(506)	(835)	4,944	196	(1,774)	6,522
.

106	HSBC Holdings plc

Loan maturity and interest sensitivity analysis
At 31 December 2021, the analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.

Total
$m
Maturity of 1 year or less
Loans and advances to banks	74,533
Loans and advances to customers	404,010
478,543
Maturity after 1 year but within 5 years
Loans and advances to banks	8,459
Loans and advances to customers	331,901
340,360
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	5,710
Variable interest rate	2,749
8,459
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	94,792
Variable interest rate	237,109
331,901
Maturity after 5 years but within 15 years
Loans and advances to banks	161
Loans and advances to customers	176,310
176,471
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	161
Variable interest rate	—
161
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	77,000
Variable interest rate	99,310
176,310
Maturity after 15 years
Loans and advances to banks	—
Loans and advances to customers	145,010
145,010
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—
Variable interest rate	—
—
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	64,016
Variable interest rate	80,994
145,010

HSBC Holdings plc	107

Financial summary
Deposits
The following tables summarise the average amount of bank deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (that are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past two years.
The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

Deposits by banks
	2021		2020
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
Europe	49,069		38,299
– demand and other – non-interest bearing	5,443	—	5,100	—
– demand – interest bearing	18,044	0.2	14,492	0.2
– time	25,577	0.1	18,701	0.5
– other	5	—	6	—
Asia	29,785		29,791
– demand and other – non-interest bearing	4,390	—	3,787	—
– demand – interest bearing	19,623	0.2	19,381	0.3
– time	5,770	0.5	6,623	0.7
– other	2	—	—	—
Middle East and North Africa	1,631		1,528
– demand and other – non-interest bearing	235	—	220	—
– demand – interest bearing	426	0.2	280	0.4
– time	948	1.3	969	1.7
– other	22	—	59	—
North America	6,337		5,493
– demand and other – non-interest bearing	1,872	—	1,471	—
– demand – interest bearing	4,391	0.1	3,617	0.2
– time	74	—	405	0.7
– other	—	—	—	—
Latin America	790		1,005
– demand and other – non-interest bearing	1	—	2	—
– demand – interest bearing	66	10.6	71	9.9
– time	723	6.8	932	6.7
– other	—	—	—	—
Total	87,612		76,116
– demand and other – non-interest bearing	11,941	—	10,580	—
– demand – interest bearing	42,550	0.2	37,841	0.3
– time	33,092	0.4	27,630	0.8
– other	29	—	65	—

108	HSBC Holdings plc

Customer accounts
	2021		2020
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
Europe	665,553		568,003
– demand and other – non-interest bearing	171,066	—	145,363	—
– demand – interest bearing	414,592	0.1	343,374	0.2
– savings	54,670	0.2	52,584	0.5
– time	24,519	0.3	25,755	0.6
– other	706	0.1	927	0.2
Asia	769,581		722,371
– demand and other – non-interest bearing	86,691	—	71,629	—
– demand – interest bearing	564,962	0.1	486,903	0.2
– savings	101,749	1.3	138,508	1.6
– time	16,173	0.4	25,324	1.1
– other	6	—	7	14.0
Middle East and North Africa	41,704		40,559
– demand and other – non-interest bearing	23,407	—	21,238	—
– demand – interest bearing	8,868	0.3	7,837	0.4
– savings	9,425	4.0	11,478	3.0
– time	4	—	6	—
North America	180,828		169,636
– demand and other – non-interest bearing	36,003	—	28,486	—
– demand – interest bearing	55,460	0.2	49,422	0.3
– savings	86,277	0.3	84,882	0.8
– time	3,088	0.3	6,846	1.3
Latin America	27,916		25,681
– demand and other – non-interest bearing	5,835	—	5,285	—
– demand – interest bearing	12,301	2.9	10,739	3.1
– savings	2,884	10.3	2,746	8.9
– time	6,896	2.8	6,911	4.0
Total	1,685,582		1,526,250
– demand and other – non-interest bearing	323,002	—	272,001	—
– demand – interest bearing	1,056,183	0.1	898,275	0.2
– savings	255,005	0.9	290,198	1.3
– time	50,680	0.7	64,842	1.2
– other	712	0.1	934	0.3

Net Charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.

Net charge-offs to average loans
	2021	2020
	%	%
Loans and advances to banks	0.00	0.00
Loans and advances to customers	0.21	0.25
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 178.
Estimate of uninsured deposits and uninsured time deposits
HSBC provides deposit services to customers across the many countries in which we operate and are therefore subject to differing national and state deposit insurance regimes. Uninsured deposits are presented on an estimated basis using the same methodologies and assumptions inherent in our liquidity reporting requirements to our primary regulator, the Prudential Regulation Authority.
The insured status of a deposit is determined on the basis of individual insurance limits enacted within local regulations.
At 31 December 2021, the amount of uninsured deposit was $1.4tn (31 December 2020: $1.3tn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	At 31 Dec 2021
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	$m	$m	$m	$m	$m
Uninsured time deposits	149,939	8,989	8,042	18,872	185,842

HSBC Holdings plc	109

Global businesses
.

Summary
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC'), reviews operating activity on a number of bases, including by global business and geographical region. Our global businesses – Wealth and Personal Banking,
Commerical Banking, and Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’ and are presented below and in Note 10: Segmental analysis on page 369.
Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC UK Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, by the location of the branch responsible for reporting the results or providing funding.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. From 2021, the UK bank levy was partially allocated to global businesses, which was previously retained in Corporate Centre. Comparative periods have not been re-presented.
The results of geographical regions are presented on a reported basis on page 120 and an adjusted basis on page 122.

Reconciliation of reported and adjusted items – global businesses
Supplementary unaudited analysis of significant items by global business is presented below.

	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	22,117	13,431	14,588	(584)	49,552
Significant items	(7)	(16)	414	147	538
– customer redress programmes	7	(18)	—	—	(11)
– fair value movements on financial instruments[2]	—	(1)	19	224	242
– restructuring and other related costs[3]	(14)	3	395	(77)	307
Adjusted	22,110	13,415	15,002	(437)	50,090
ECL
Reported	288	300	337	3	928
Adjusted	288	300	337	3	928
Operating expenses
Reported	(16,306)	(7,055)	(10,203)	(1,056)	(34,620)
Significant items	922	82	197	1,271	2,472
– customer redress programmes	39	1	—	9	49
– impairment of goodwill and other intangibles	587	—	—	—	587
– restructuring and other related costs	296	81	197	1,262	1,836
Adjusted	(15,384)	(6,973)	(10,006)	215	(32,148)
Share of profit in associates and joint ventures
Reported	34	1	—	3,011	3,046
Adjusted	34	1	—	3,011	3,046
Profit before tax
Reported	6,133	6,677	4,722	1,374	18,906
Significant items	915	66	611	1,418	3,010
– revenue	(7)	(16)	414	147	538
– operating expenses	922	82	197	1,271	2,472
Adjusted	7,048	6,743	5,333	2,792	21,916
Loans and advances to customers (net)
Reported	488,786	349,126	207,162	740	1,045,814
Adjusted	488,786	349,126	207,162	740	1,045,814
Customer accounts
Reported	859,029	506,688	344,205	652	1,710,574
Adjusted	859,029	506,688	344,205	652	1,710,574
1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

110	HSBC Holdings plc

Reconciliation of reported and adjusted items (continued)
	2020
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	21,999	13,294	14,994	142	50,429
Currency translation	560	405	456	(28)	1,393
Significant items	12	19	318	(401)	(52)
– customer redress programmes	5	16	—	—	21
– disposals, acquisitions and investment in new businesses	9	—	—	1	10
– fair value movements on financial instruments[2]	—	1	2	(267)	(264)
– restructuring and other related costs[3]	—	1	307	(138)	170
– currency translation on significant items	(2)	1	9	3	11
Adjusted	22,571	13,718	15,768	(287)	51,770
ECL
Reported	(2,855)	(4,754)	(1,209)	1	(8,817)
Currency translation	(150)	(235)	(80)	—	(465)
Adjusted	(3,005)	(4,989)	(1,289)	1	(9,282)
Operating expenses
Reported	(15,446)	(6,900)	(10,169)	(1,917)	(34,432)
Currency translation	(432)	(214)	(451)	25	(1,072)
Significant items	435	217	980	1,463	3,095
– customer redress programmes	(64)	1	—	9	(54)
– impairment of goodwill and other intangibles	294	45	577	174	1,090
– past service costs of guaranteed minimum pension benefits equalisation	—	—	—	17	17
– restructuring and other related costs[4]	192	165	326	1,225	1,908
– settlements and provisions in connection with legal and regulatory matters	—	—	2	10	12
– currency translation on significant items	13	6	75	28	122
Adjusted	(15,443)	(6,897)	(9,640)	(429)	(32,409)
Share of profit in associates and joint ventures
Reported	6	(1)	—	1,592	1,597
Currency translation	1	—	—	132	133
Significant items	—	—	—	462	462
– impairment of goodwill[5]	—	—	—	462	462
– currency translation on significant items	—	—	—	—	—
Adjusted	7	(1)	—	2,186	2,192
Profit/(loss) before tax
Reported	3,704	1,639	3,616	(182)	8,777
Currency translation	(21)	(44)	(75)	129	(11)
Significant items	447	236	1,298	1,524	3,505
– revenue	12	19	318	(401)	(52)
– operating expenses	435	217	980	1,463	3,095
– share of profit in associates and joint ventures	—	—	—	462	462
Adjusted	4,130	1,831	4,839	1,471	12,271
Loans and advances to customers (net)
Reported	469,186	343,182	224,364	1,255	1,037,987
Currency translation	(6,900)	(4,989)	(3,672)	(24)	(15,585)
Adjusted	462,286	338,193	220,692	1,231	1,022,402
Customer accounts
Reported	834,759	470,428	336,983	610	1,642,780
Currency translation	(10,768)	(6,048)	(5,819)	(17)	(22,652)
Adjusted	823,991	464,380	331,164	593	1,620,128
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
5    In 2020, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc	111

Global businesses

Reconciliation of reported and adjusted items (continued)
	2019
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	25,552	15,256	14,894	396	56,098
Currency translation	358	327	303	22	1,010
Significant items	230	11	85	(999)	(673)
– customer redress programmes	155	7	—	1	163
– disposals, acquisitions and investment in new businesses[2]	52	—	—	(820)	(768)
– fair value movements on financial instruments[3]	7	4	84	(179)	(84)
– currency translation on significant items	16	—	1	(1)	16
Adjusted	26,140	15,594	15,282	(581)	56,435
ECL
Reported	(1,437)	(1,192)	(162)	35	(2,756)
Currency translation	61	(2)	7	3	69
Adjusted	(1,376)	(1,194)	(155)	38	(2,687)
Operating expenses
Reported	(17,351)	(9,905)	(13,790)	(1,303)	(42,349)
Currency translation	(431)	(184)	(337)	(29)	(981)
Significant items	1,959	3,061	4,236	511	9,767
– costs of structural reform[4]	—	4	42	112	158
– customer redress programmes	1,264	17	—	—	1,281
– goodwill impairment	431	2,956	3,962	—	7,349
– restructuring and other related costs	180	51	217	379	827
– settlements and provisions in connection with legal and regulatory matters	(69)	—	2	6	(61)
– currency translation on significant items	153	33	13	14	213
Adjusted	(15,823)	(7,028)	(9,891)	(821)	(33,563)
Share of profit in associates and joint ventures
Reported	55	—	—	2,299	2,354
Currency translation	(1)	1	1	141	142
Adjusted	54	1	1	2,440	2,496
Profit before tax
Reported	6,819	4,159	942	1,427	13,347
Currency translation	(13)	142	(26)	137	240
Significant items	2,189	3,072	4,321	(488)	9,094
– revenue	230	11	85	(999)	(673)
– operating expenses	1,959	3,061	4,236	511	9,767
Adjusted	8,995	7,373	5,237	1,076	22,681
Loans and advances to customers (net)
Reported	443,025	346,105	246,492	1,121	1,036,743
Currency translation	5,855	2,611	1,570	20	10,056
Adjusted	448,880	348,716	248,062	1,141	1,046,799
Customer accounts
Reported	753,769	388,723	295,880	743	1,439,115
Currency translation	4,645	3,410	2,738	17	10,810
Adjusted	758,414	392,133	298,618	760	1,449,925
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes $0.8bn dilution gain following the merger of The Saudi British Bank (‘SABB’) with Alawwal bank.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.

112	HSBC Holdings plc

Reconciliation of reported and adjusted risk-weighted assets

	At 31 Dec 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	178.3	332.9	236.2	90.9	838.3
Adjusted[1]	178.3	332.9	236.2	90.9	838.3

	At 31 Dec 2020
Risk-weighted assets
Reported	172.8	327.7	265.1	91.9	857.5
Currency translation	(2.7)	(5.3)	(4.1)	(0.8)	(12.9)
Adjusted[1]	170.1	322.4	261.0	91.1	844.6

	At 31 Dec 2019
Risk-weighted assets
Reported	162.6	325.9	273.4	81.5	843.4
Currency translation	(0.3)	1.5	(0.6)	0.1	0.7
Adjusted[1]	162.3	327.4	272.8	81.6	844.1
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

WPB – summary (adjusted basis)
	Total WPB	Consists of1
		Banking operations	Insurance manufacturing	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
2021
Net operating income before change in expected credit losses and other credit impairment charges[2]	22,110	16,440	2,625	1,826	1,219
– net interest income	14,198	11,237	2,316	647	(2)
– net fee income/(expense)	5,894	4,405	(620)	933	1,176
– other income	2,018	798	929	246	45
ECL	288	292	(17)	14	(1)
Net operating income	22,398	16,732	2,608	1,840	1,218
Total operating expenses[3]	(15,384)	(12,401)	(589)	(1,565)	(829)
Operating profit	7,014	4,331	2,019	275	389
Share of profit in associates and joint ventures	34	16	18	—	—
Profit before tax	7,048	4,347	2,037	275	389

2020
Net operating income before change in expected credit losses and other credit impairment charges[2]	22,571	17,840	1,869	1,789	1,073
– net interest income	15,470	12,536	2,249	688	(3)
– net fee income/(expense)	5,519	4,175	(527)	843	1,028
– other income	1,582	1,129	147	258	48
ECL	(3,005)	(2,866)	(67)	(71)	(1)
Net operating income	19,566	14,974	1,802	1,718	1,072
Total operating expenses	(15,443)	(12,774)	(486)	(1,429)	(754)
Operating profit	4,123	2,200	1,316	289	318
Share of profit in associates and joint ventures	7	6	1	—	—
Profit before tax	4,130	2,206	1,317	289	318

HSBC Holdings plc	113

Global businesses

WPB – summary (adjusted basis) (continued)
	Total WPB	Consists of1
		Banking operations	Insurance manufacturing	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
2019
Net operating income before change in expected credit losses and other credit impairment charges[2]	26,140	20,508	2,663	1,917	1,052
– net interest income	17,820	14,737	2,179	911	(7)
– net fee income/(expense)	5,753	4,684	(726)	797	998
– other income	2,567	1,087	1,210	209	61
ECL	(1,376)	(1,286)	(66)	(24)	—
Net operating income	24,764	19,222	2,597	1,893	1,052
Total operating expenses	(15,823)	(13,085)	(485)	(1,480)	(773)
Operating profit	8,941	6,137	2,112	413	279
Share of profit in associates and joint ventures	54	11	43	—	—
Profit before tax	8,995	6,148	2,155	413	279
1    The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations. These eliminations are presented within Banking operations.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue. This differs from the WPB Life insurance manufacturing revenue shown in the managed view of adjusted revenue on page 31, which excludes the impact of Argentina hyperinflation and includes the effect of goodwill adjustments.
3    Operating expenses in Global Private Banking in 2021 included a one-off charge of $0.1bn, which did not meet the criteria to be classified as a significant item.
WPB insurance manufacturing adjusted results
The following table shows the results of our insurance manufacturing operations by income statement line item. It shows the results of insurance manufacturing operations for WPB and for all global business segments in aggregate, and separately the insurance distribution income earned by HSBC bank channels.
These results are prepared in accordance with current IFRSs which will change following adoption of IFRS 17 ‘Insurance Contracts’, effective from 1 January 2023. Further information about the adoption of IFRS 17 is provided on page 90.

Adjusted results of insurance manufacturing operations and insurance distribution income earned by HSBC bank channels[1,2]
	2021		2020		2019
	WPB	All global businesses	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m	$m	$m
Net interest income	2,316	2,492	2,249	2,414	2,179	2,318
Net fee income/(expense)	(620)	(652)	(527)	(564)	(726)	(750)
– fee income	105	128	111	132	108	131
– fee expense	(725)	(780)	(638)	(696)	(834)	(881)
Net income/(expenses) from financial instruments held for trading or managed on a fair value basis	6	—	66	84	(107)	(117)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,061	4,100	2,066	2,019	3,671	3,654
Gains less losses from financial investments	86	90	13	13	5	5
Net insurance premium income	10,516	10,998	9,822	10,313	10,572	10,932
Other operating income	192	175	333	347	1,801	1,814
Of which: PVIF	100	93	368	381	1,724	1,769
Total operating income	16,557	17,203	14,022	14,626	17,395	17,856
Net insurance claims and benefits paid and movement in liabilities to policyholders	(13,932)	(14,442)	(12,153)	(12,653)	(14,732)	(15,115)
Net operating income before change in expected credit losses and other credit impairment charges[3]	2,625	2,761	1,869	1,973	2,663	2,741
Change in expected credit losses and other credit impairment charges	(17)	(20)	(67)	(78)	(66)	(70)
Net operating income	2,608	2,741	1,802	1,895	2,597	2,671
Total operating expenses	(589)	(618)	(486)	(514)	(485)	(506)
Operating profit	2,019	2,123	1,316	1,381	2,112	2,165
Share of profit in associates and joint ventures	18	18	1	1	43	43
Profit before tax of insurance manufacturing operations[4]	2,037	2,141	1,317	1,382	2,155	2,208
Annualised new business premiums of insurance manufacturing operations	2,838	2,892	2,320	2,384	3,348	3,427
Insurance distribution income earned by HSBC bank channels	762	832	751	816	961	1,057
1    Adjusted results are derived by adjusting for year-on-year effects of foreign currency translation differences, and the effect of significant items that distort year-on-year comparisons. There are no significant items included within insurance manufacturing, and the impact of foreign currency translation on all global businesses’ profit before tax is 2020: $5m favourable (reported: $1,377m), 2019: $73m favourable (reported: $2,135m).
2    The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4    The effect on the insurance manufacturing operations of applying hyperinflation accounting in Argentina resulted in an increase in adjusted revenue in 2021 of $12m (2020: increase of $5m, 2019: reduction of $1m) and an increase in profit before tax in 2021 of $10m (2020: increase of $12m, 2019: increase of $3m). These effects are recorded within ‘All global businesses’.

114	HSBC Holdings plc

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
Adjusted profit before tax of $2.1bn increased by $0.8bn or 55% compared with 2020.
Adjusted net operating income before change in expected credit losses and other credit impairment changes was $0.8bn or 40% higher than in 2020. This reflected the following:
•‘Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ of $4.1bn in 2021 compared with $2.0bn in 2020. This increase primarily reflected favourable equity market performance in France and Hong Kong and higher gains on unit trust assets, supporting insurance and investment contracts. This compared with 2020, which was adversely impacted by the onset of the Covid-19 pandemic.
•This favourable movement resulted in a corresponding movement in liabilities to policyholders and PVIF (see ‘Other operating income’ below), to the extent to which policyholders and shareholders respectively participate in the investment performance of the associated assets.
•Net insurance premium income of $11bn was $0.7bn higher than in 2020, primarily reflecting higher sales volumes particularly in France, the UK and Singapore.
•Other operating income of $0.2bn decreased by $0.2bn compared with 2020, mainly from adverse movements in PVIF. This included a reduction of $0.7bn due to assumption changes and experience variances, primarily reflecting increased interest rates and the effect of sharing higher investment returns with policyholders in Hong Kong and Singapore, partly offset in France where higher interest rates reduced the cost of guarantees. The net reduction from assumption changes and experience variances was partly offset by a $0.3bn increase in the value of new business written, primarily in Hong Kong.
•Net insurance claims and benefits paid and movement in liabilities to policyholders was $1.8bn higher, primarily due to higher returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk and higher sales volumes, particularly in France and the UK.
Adjusted operating expenses of $0.6bn increased by 20% compared with 2020, reflecting investments in core insurance functions and capabilities during the period.
Annualised new business premiums (‘ANP’) is used to assess new insurance premium generation by the business. It is calculated as 100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. Higher ANP during the period reflected improved new business volumes, mainly in Hong Kong.
Insurance distribution income from HSBC channels included $486m (2020: $476m; 2019: $665m) on HSBC manufactured products, for which a corresponding fee expense is recognised within insurance manufacturing, and $346m (2020: $340m; 2019: $392m) on products manufactured by third-party providers. The WPB component of this distribution income was $433m (2020: $428m; 2019: $589m) from HSBC manufactured products and $329m (2020: $323m; 2019: $372m) from third-party products.

WPB: Wealth adjusted revenue by geography
The following table shows the adjusted revenue of our Wealth business by region. Our Wealth business comprises investment distribution, life insurance manufacturing, Global Private Banking and Asset Management.

Wealth adjusted revenue by geography
	2021	2020	2019
	$m	$m	$m
Europe	2,381	1,859	2,402
Asia	5,780	5,246	5,587
MENA	180	163	126
North America	530	520	562
Latin America	252	216	246
Total	9,123	8,004	8,923
WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

HSBC Holdings plc	115

Global businesses

WPB – reported wealth balances[1]
	2021	2020
	$bn	$bn
Global Private Banking invested assets	351	326
– managed by Global Asset Management	67	66
– external managers, direct securities and other	284	260
Retail invested assets	434	407
– managed by Global Asset Management	229	219
– external managers, direct securities and other	205	188
Asset Management third-party distribution	334	317
Reported invested assets[1]	1,119	1,050
Wealth deposits (Premier, Jade and Global Private Banking)[2]	551	538
Total reported wealth balances	1,670	1,588
1    Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2    Premier, Jade and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of $859bn (2020: $835bn) on page 110.
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

Asset Management – reported funds under management
	2021	2020
	$bn	$bn
Opening balance	602	506
Net new invested assets	27	53
Net market movements	18	17
Foreign exchange and others	(17)	26
Closing balance	630	602

Asset Management – reported funds under management by geography
	2021	2020
	$bn	$bn
Europe	367	346
Asia	180	176
MENA	5	6
North America	69	65
Latin America	9	9
Closing balance	630	602
At 31 December 2021, Asset Management funds under management amounted to $630bn, an increase of $28bn or 5%. The increase reflected strong net new invested assets, primarily from passive and managed solutions investment products. There was a positive market performance, although this was largely offset by adverse foreign exchange translation.
Global Private Banking: client assets
Global Private Banking client assets comprises invested assets and deposits, which are translated at the rates of exchange applicable for their respective year-ends, with the effects of currency translation reported separately.

Global Private Banking – reported client assets[1]
	2021	2020
	$bn	$bn
Opening balance	394	361
Net new invested assets	19	3
Increase/(decrease) in deposits	4	3
Net market movements	17	6
Foreign exchange and others	(11)	21
Closing Balance	423	394

Global Private Banking – reported client assets by geography[1]
	2021	2020
	$bn	$bn
Europe	174	174
Asia	178	176
North America	71	44
Closing balance	423	394
1    Client assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. Customer deposits included in these client assets are on balance sheet.

116	HSBC Holdings plc

Retail invested assets
The following table shows the invested assets of our retail customers. These comprise customer assets either managed by our Asset Management business or by external third-party investment managers as well as self-directed investments by our customers. Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	2021	2020
	$bn	$bn
Opening balance	407	380
Net new invested assets[1]	26	10
Net market movements	5	5
Foreign exchange and others	(4)	12
Closing balance	434	407

Retail invested assets by geography
	2021	2020
	$bn	$bn
Europe	81	71
Asia	293	281
MENA	4	4
North America	47	42
Latin America	9	9
Closing balance	434	407
1    ‘Retail net new invested assets’ covers nine markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia, Singapore, HSBC Bank UK, UAE, US, Canada and Mexico. The net new invested assets related to all other geographies is reported in ‘exchange and other’.
WPB invested assets
Net new invested assets represents the net customer inflows from retail invested assets, Asset Management third-party distribution and Global Private Banking invested assets. It excludes all customer deposits. The net new invested assets in the table below is non-additive from the tables above, as net new invested assets managed by Asset Management that is generated by retail clients or Global Private Banking will be recorded in both businesses.

WPB: Invested assets
	2021	2020
	$bn	$bn
Opening balance	1,050	925
Net new invested assets	64	53
Net market movements	33	21
Foreign exchange and others	(28)	51
Closing balance	1,119	1,050

WPB: Net new invested assets by geography
	2021	2020
	$bn	$bn
Europe	17	21
Asia	36	15
MENA	—	—
North America	10	16
Latin America	1	1
Total	64	53
GBM: Securities Services and Issuer Services
Assets held in custody
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. Assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2021, we held $10.8tn of assets as custodian, 7% higher than at 31 December 2020. The balance comprised $10.0tn of assets in Securities Services, which were recorded at market value, and $0.8tn of assets in Issuer Services, recorded at book value.
The growth was driven by Securities Services balances, from net client asset inflows, including increases from new client mandates, notably in Asia, the US and the UK, and favourable market movements. These increases were partly offset by the adverse impact of currency translation differences.
Assets under administration
Our assets under administration business, which includes the provision of bond and loan administration services, transfer agency services and the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2021, the value of assets held under administration by the Group amounted to $4.9tn, which was 10% higher than at 31 December 2020. The balance comprised $3.0tn of assets in Securities Services, which were recorded at market value, and $1.9tn of assets in Issuer Services, recorded at book value.
The increase was mainly driven by Securities Services balances, from a net inflow of client assets, particularly in the UK and Hong Kong, and from favourable market movements.

HSBC Holdings plc	117

Global businesses

Wealth and Personal Banking
2020 compared with 2019
Financial performance
Adjusted profit before tax of $4.1bn was $4.9bn or 54% lower than in 2019. Despite this, we achieved a RoTE of 9.1%. The reduction in adjusted profit before tax reflected a fall in adjusted revenue and an increase in adjusted ECL from the impact of the Covid-19 outbreak. The reduction in revenue was mainly as a result of lower global interest rates, which particularly affected deposit margins, as well as from lower spending and reduced customer demand for borrowing.
Adjusted revenue of $22.6bn was $3.6bn or 14% lower, which included the non-recurrence of 2019 disposal gains in Argentina and Mexico of $133m.
In Personal Banking, revenue of $13.3bn was up $2.7bn or 17%.
– Net interest income was $2.3bn lower due to narrower margins from lower global interest rates. This reduction was partly offset by deposit balance growth of $67bn or 9%, particularly in Hong Kong and the UK, and higher mortgage lending of $22bn or 6%, mainly in the UK and Hong Kong.
– Non-interest income fell by $0.4bn, driven by lower fee income earned on unsecured lending products primarily due to lower customer activity as a result of the Covid-19 outbreak.
In Wealth, revenue of $8.0bn was down $0.9bn or 10%.
– In life insurance manufacturing revenue fell by $0.7bn or 28%, mainly as the value of new business written reduced by $0.4bn or 37% due to lower volumes following the Covid-19 outbreak, in part mitigated by continued actions to support customers by improving our digital channels. The reduction also included lower favourable movements in market impacts of $92m (2020: $70m favourable, 2019 $162m favourable), as the sharp movement we saw in the first quarter reversed over subsequent quarters.
– In Global Private Banking, revenue was $0.1bn or 7% lower, as net interest income fell as a result of lower global interest rates, although investment revenue increased, reflecting market volatility and higher fees from advisory and discretionary mandates.
– In investment distribution, revenue was $0.1bn or 2% lower, reflecting adverse market conditions, which resulted in lower mutual fund sales and a reduction in wealth insurance distribution. This was partly offset by higher brokerage fees from increased transaction volumes.
Adjusted ECL of $3.0bn were $1.6bn higher than in 2019, reflecting the global impact of the Covid-19 outbreak on the forward economic outlook across all regions, notably in the UK.
Adjusted operating expenses of $15.4bn were $0.4bn or 2% lower, as a decrease in performance-related pay and reduced discretionary expenditure more than offset the impact of inflation and our continued investment in digital.

Commercial Banking
2020 compared with 2019
Adjusted profit before tax of $1.8bn was $5.5bn or 75% lower than in 2019. Adjusted ECL were higher, reflecting the impact of the Covid-19 outbreak, and adjusted revenue fell, which was primarily due to the impact of lower global interest rates.
Adjusted revenue of $13.7bn was $1.9bn or 12% lower.
– In GLCM, revenue decreased by $1.8bn or 30% due to the impact of the lower global interest rates, mainly in Hong Kong and the UK. This was partly offset by a 16% increase in average deposit balances, with growth across all regions, particularly in the UK and the US.
– In GTRF, revenue decreased by $0.1bn or 5% from lower lending balances and fees, notably in Hong Kong and the UK, reflecting a reduction in global trade volumes as a result of the Covid-19 outbreak. This was partly offset by wider margins in the UK and Latin America.
– In ‘Markets products, Insurance and Investments and Other’, revenue was $0.4bn lower, reflecting the impact of lower interest rates on income earned on capital held in the business, a fall in revenue from Insurance, Investments and Markets products, as well as a reduction in revaluation gains on shares. In addition, 2019 included a disposal gain of $24m in Latin America.
This was partly offset by:
– In C&L, revenue increased by $0.2bn or 4%, reflecting growth in average balances driven by the uptake of government-backed lending schemes and from wider margins.
Adjusted ECL of $5.0bn were $3.8bn higher than in 2019. The increase reflected the global impact of the Covid-19 outbreak on the forward economic outlook, mainly in the UK and Asia. There were also higher charges against specific customers in 2020, particularly in the oil and gas and wholesale trade sectors, including a significant charge related to a corporate exposure in Singapore in the first quarter of 2020.
Adjusted operating expenses of $6.9bn were $0.1bn or 2% lower, reflecting a decrease in performance-related pay and reduced discretionary expenditure, while we continued to invest in our digital and transaction banking capabilities to improve customer experience.
In 2020, we delivered around $13bn of RWA reductions as part of our transformation programme, which mitigated an increase from asset quality deterioration.

118	HSBC Holdings plc

Global Banking and Markets
2020 compared with 2019
Adjusted profit before tax of $4.8bn was $0.4bn or 8% lower than in 2019, mainly due to higher adjusted ECL, which reflected the global impact of the Covid-19 outbreak and included charges relating to specific exposures, partly offset by higher adjusted revenue and lower adjusted operating expenses.
Adjusted revenue of $15.8bn increased by $0.5bn compared with 2019. We grew adjusted revenue, which included adverse movements in credit and funding valuation adjustments of $0.3bn, while reducing net reported RWAs by $8bn, compared with
31 December 2019.
In Markets and Securities Services, revenue increased by $1.0bn or 13%, as higher volatility levels and increased client activity, together with wider spreads, supported an improved performance in Global Debt Markets and Global Foreign Exchange. These increases were partly offset by a reduction of $0.2bn or 12% in Securities Services due to lower global interest rates, mainly affecting Asia and Europe, although fees increased.
In Banking, revenue decreased $0.8bn or 11%.
– In GLCM, revenue fell by $0.7bn or 26% due to the impact of lower global interest rates and a fall in transaction volumes that reduced fee income, notably in the US and the UK, partly offset by a 21% growth in average balances, across all regions, particularly in the US, Asia and the UK.
– In GTRF revenue was broadly in line with 2019, reflecting repricing initiatives in Asia and Latin America, offset by lower fees in Europe due to management actions taken to reduce RWAs.
Revenue fell in Principal Investments by $0.2bn, reflecting revaluation losses incurred in the first quarter of 2020, mainly in Europe, as a result of the Covid-19 outbreak, which partly reversed in the remainder of the period.
Adjusted ECL were $1.3bn, up $1.1bn compared with 2019 from charges relating to the impact of the Covid-19 outbreak on the forward economic outlook, particularly in Europe, MENA and North and Latin America.
Adjusted operating expenses of $9.6bn were $0.3bn or 3% lower, reflecting management’s cost reduction initiatives and from lower performance-related pay, which more than offset growth in regulatory programme costs and investments in technology.
In 2020, net reported RWAs fell by $8bn. We delivered around $37bn of RWA reductions in 2020, taking our cumulative reduction, including accelerated saves relating to our transformation programme, to $47bn. This mitigated RWA growth from asset quality deterioration, elevated market volatility and from regulatory changes.

Corporate Centre
2020 compared with 2019
Adjusted profit before tax of $1.5bn was $0.4bn higher than in 2019.
Adjusted revenue increased by $0.3bn, which included inter-segment eliminations, largely related to movements in own shares held by the global businesses, which offset an equivalent adverse movement in these businesses. In addition, certain funding costs that were retained in Corporate Centre during 2019 were allocated to global businesses with effect from 1 January 2020. Revenue in our legacy portfolios rose by $0.1bn due to the non-recurrence of portfolio losses in 2019.
Adjusted operating expenses, which are stated after recovery of costs from our global businesses, decreased by $0.4bn due to a lower UK bank levy charge and a reduction in discretionary expenditure.
Adjusted share of profit in associates and joint ventures decreased by $0.3bn, primarily due to the impact of falling interest rates and the Covid-19 outbreak.

HSBC Holdings plc	119

Geographical regions

Analysis of reported results by geographical regions

HSBC reported profit/(loss) before tax and balance sheet data
	2021
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	6,454	12,596	1,299	2,845	2,195	1,100	26,489
Net fee income	3,882	5,871	774	2,056	514	—	13,097
Net income from financial instruments held for trading or managed on a fair value basis	2,602	3,643	431	426	476	166	7,744
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	1,670	2,340	—	—	45	(2)	4,053
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	1,973	(3)	(3)	54	40	(1,263)	798
Other income/(expense)[1]	3,523	1,316	59	673	(212)	(7,988)	(2,629)
Net operating income before change in expected credit losses and other credit impairment charges[2]	20,104	25,763	2,560	6,054	3,058	(7,987)	49,552
Change in expected credit losses and other credit impairment charges	1,601	(840)	132	238	(203)	—	928
Net operating income	21,705	24,923	2,692	6,292	2,855	(7,987)	50,480
Total operating expenses excluding impairment of goodwill and other intangible assets	(18,099)	(15,136)	(1,536)	(4,905)	(2,198)	7,987	(33,887)
Impairment of goodwill and other intangible assets	(95)	(24)	(8)	(13)	(593)	—	(733)
Operating profit/(loss)	3,511	9,763	1,148	1,374	64	—	15,860
Share of profit/(loss) in associates and joint ventures	268	2,486	275	—	17	—	3,046
Profit/(loss) before tax	3,779	12,249	1,423	1,374	81	—	18,906
	%	%	%	%	%		%
Share of HSBC’s profit before tax	20.0	64.8	7.5	7.3	0.4		100.0
Cost efficiency ratio	90.5	58.8	60.3	81.2	91.3		69.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	397,090	492,525	26,375	108,717	21,107	—	1,045,814
Total assets	1,354,483	1,261,707	70,974	362,150	46,602	(137,977)	2,957,939
Customer accounts	667,769	792,098	42,629	178,565	29,513	—	1,710,574
Risk-weighted assets[3]	261,115	396,206	60,223	110,412	35,915		838,263

	2020
Net interest income	5,695	14,318	1,465	2,836	1,960	1,304	27,578
Net fee income	3,499	5,418	695	1,795	467	—	11,874
Net income from financial instruments held for trading or managed on a fair value basis	3,266	4,273	402	997	593	51	9,582
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	327	1,699	—	—	55	—	2,081
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	1,747	17	3	2	40	(1,354)	455
Other income/(expense)[1]	3,885	1,197	63	745	(95)	(6,936)	(1,141)
Net operating income before change in expected credit losses and other credit impairment charges[2]	18,419	26,922	2,628	6,375	3,020	(6,935)	50,429
Change in expected credit losses and other credit impairment charges	(3,751)	(2,284)	(758)	(900)	(1,124)	—	(8,817)
Net operating income	14,668	24,638	1,870	5,475	1,896	(6,935)	41,612
Total operating expenses excluding impairment of goodwill and other intangible assets	(17,860)	(13,584)	(1,521)	(5,081)	(1,933)	6,935	(33,044)
Impairment of goodwill and other intangible assets	1,014	(78)	(65)	(226)	(5)	—	(1,388)
Operating profit/(loss)	(4,206)	10,976	284	168	(42)	—	7,180
Share of profit/(loss) in associates and joint ventures	1	1,856	(265)	—	5	—	1,597
Profit/(loss) before tax	(4,205)	12,832	19	168	(37)	—	8,777
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(47.9)	146.2	0.2	1.9	(0.4)		100.0
Cost efficiency ratio	102.5	50.7	60.4	83.2	64.2		68.3
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	408,495	473,165	28,700	107,969	19,658	—	1,037,987
Total assets	1,416,111	1,206,404	68,860	373,167	49,703	(130,081)	2,984,164
Customer accounts	629,647	762,406	41,221	182,028	27,478	—	1,642,780
Risk-weighted assets[3]	284,322	384,228	60,181	117,755	35,240	—	857,520

120	HSBC Holdings plc

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2019
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC/global impairment[4]	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,601	16,607	1,781	3,241	2,061	1,171	30,462
Net fee income	3,668	5,325	685	1,804	540	1	12,023
Net income from financial instruments held for trading or managed on a fair value basis	3,785	4,735	327	873	883	(372)	10,231
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	1,656	1,803	—	—	14	5	3,478
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	1,516	28	1	31	41	(805)	812
Other income/(expense)[1]	1,830	1,921	916	638	(23)	(6,190)	(908)
Net operating income before loan impairment (charges)/recoveries and other credit risk provisions[2]	18,056	30,419	3,710	6,587	3,516	(6,190)	56,098
Change in expected credit losses and other credit impairment (charges)/recoveries	(938)	(724)	(117)	(237)	(740)	—	(2,756)
Net operating income	17,118	29,695	3,593	6,350	2,776	(6,190)	53,342
Total operating expenses excluding impairment of goodwill and other intangible assets	(19,209)	(13,284)	(1,452)	(5,150)	(2,050)	6,190	(34,955)
Impairment of goodwill and other intangible assets	(2,550)	(13)	(97)	(433)	(339)	(3,962)	(7,394)
Operating profit/(loss)	(4,641)	16,398	2,044	767	387	(3,962)	10,993
Share of profit in associates and joint ventures	(12)	2,070	283	—	13	—	2,354
Profit/(loss) before tax	(4,653)	18,468	2,327	767	400	(3,962)	13,347
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(34.9)	138.4	17.4	5.7	3.0	(29.6)	100.0
Cost efficiency ratio	120.5	43.7	41.8	84.8	67.9		75.5
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	393,850	477,727	28,556	113,474	23,136	—	1,036,743
Total assets	1,248,205	1,102,805	65,369	377,095	52,879	(131,201)	2,715,152
Customer accounts	528,718	697,358	38,126	146,676	28,237	—	1,439,115
Risk-weighted assets[3]	280,983	366,375	57,492	121,953	38,460	—	843,395
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
4    Includes the impact of goodwill impairment. As per Group accounting policy, HSBC’s cash-generating units are based on geographical regions subdivided by global business, except for Global Banking and Markets, for which goodwill is monitored on a global basis.

HSBC Holdings plc	121

Geographical regions

Reconciliation of reported and adjusted items – geographical regions

Reconciliation of reported and adjusted items
	2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	20,104	25,763	2,560	6,054	3,058	49,552
Significant items[2]	125	(164)	—	10	5	538
– customer redress programmes	(11)	—	—	—	—	(11)
– fair value movements on financial instruments[3]	226	11	—	5	—	242
– restructuring and other related costs[2,4]	(90)	(175)	—	5	5	307
Adjusted[2]	20,229	25,599	2,560	6,064	3,063	50,090
ECL
Reported	1,601	(840)	132	238	(203)	928
Adjusted	1,601	(840)	132	238	(203)	928
Operating expenses
Reported[2]	(18,194)	(15,160)	(1,544)	(4,918)	(2,791)	(34,620)
Significant items[2]	1,367	509	56	432	670	2,472
– customer redress programmes	49	—	—	—	—	49
– impairment of goodwill and other intangibles	—	—	—	—	587	587
– restructuring and other related costs[2]	1,318	509	56	432	83	1,836
Adjusted[2]	(16,827)	(14,651)	(1,488)	(4,486)	(2,121)	(32,148)
Share of profit in associates and joint ventures
Reported	268	2,486	275	—	17	3,046
Adjusted	268	2,486	275	—	17	3,046
Profit before tax
Reported	3,779	12,249	1,423	1,374	81	18,906
Significant items	1,492	345	56	442	675	3,010
– revenue[2]	125	(164)	—	10	5	538
– operating expenses[2]	1,367	509	56	432	670	2,472
Adjusted	5,271	12,594	1,479	1,816	756	21,916
Loans and advances to customers (net)
Reported	397,090	492,525	26,375	108,717	21,107	1,045,814
Adjusted	397,090	492,525	26,375	108,717	21,107	1,045,814
Customer accounts
Reported	667,769	792,098	42,629	178,565	29,513	1,710,574
Adjusted	667,769	792,098	42,629	178,565	29,513	1,710,574
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4     Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

122	HSBC Holdings plc

Reconciliation of reported and adjusted items (continued)
	2021
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[1]
Reported	16,415	14,463	3,734	4,006	2,341
Significant items	(18)	61	(41)	14	15
– customer redress programmes	(11)	—	—	—	—
– fair value movements on financial instruments[2]	220	7	—	5	—
– restructuring and other related costs[3]	(227)	54	(41)	9	15
Adjusted	16,397	14,524	3,693	4,020	2,356
ECL
Reported	1,645	(608)	(89)	205	(224)
Adjusted	1,645	(608)	(89)	205	(224)
Operating expenses
Reported	(14,808)	(7,955)	(2,773)	(3,683)	(1,565)
Significant items	1,193	227	32	355	59
– customer redress programmes	49	—	—	—	—
– restructuring and other related costs	1,144	227	32	355	59
Adjusted	(13,615)	(7,728)	(2,741)	(3,328)	(1,506)
Share of profit in associates and joint ventures
Reported	267	16	2,461	—	17
Adjusted	267	16	2,461	—	17
Profit before tax
Reported	3,519	5,916	3,333	528	569
Significant items	1,175	288	(9)	369	74
– revenue	(18)	61	(41)	14	15
– operating expenses	1,193	227	32	355	59
Adjusted	4,694	6,204	3,324	897	643
Loans and advances to customers (net)
Reported	306,464	311,947	54,239	52,678	18,043
Adjusted	306,464	311,947	54,239	52,678	18,043
Customer accounts
Reported	535,797	549,429	59,266	111,921	23,583
Adjusted	535,797	549,429	59,266	111,921	23,583
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3     Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc	123

Geographical regions

Reconciliation of reported and adjusted items (continued)
	2020
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	18,419	26,922	2,628	6,375	3,020	50,429
Currency translation[2]	1,171	335	(58)	109	(69)	1,393
Significant items[2]	(233)	(36)	(1)	42	—	(52)
– customer redress programmes	21	—	—	—	—	21
– disposals, acquisitions and investment in new businesses	—	—	—	10	—	10
– fair value movements on financial instruments[3]	(254)	(5)	—	(2)	(3)	(264)
– restructuring and other related costs[2,4]	(9)	(32)	—	35	—	170
– currency translation on significant items	9	1	(1)	(1)	3	11
Adjusted[2]	19,357	27,221	2,569	6,526	2,951	51,770
ECL
Reported	(3,751)	(2,284)	(758)	(900)	(1,124)	(8,817)
Currency translation	(337)	(57)	3	(24)	(50)	(465)
Adjusted	(4,088)	(2,341)	(755)	(924)	(1,174)	(9,282)
Operating expenses
Reported [2]	(18,874)	(13,662)	(1,586)	(5,307)	(1,938)	(34,432)
Currency translation[2]	(1,000)	(198)	39	(69)	61	(1,072)
Significant items[2]	2,335	171	81	603	81	3,095
– customer redress programmes	(54)	—	—	—	—	(54)
– impairment of goodwill and other intangibles	803	—	64	223	—	1,090
– past service costs of guaranteed minimum pension benefits equalisation	17	—	—	—	—	17
– restructuring and other related costs[2,5]	1,425	171	19	378	91	1,908
– settlements and provisions in connection with legal and regulatory matters	12	—	—	—	—	12
– currency translation on significant items	132	—	(2)	2	(10)	122
Adjusted[2]	(17,539)	(13,689)	(1,466)	(4,773)	(1,796)	(32,409)
Share of profit/(loss) in associates and joint ventures
Reported	1	1,856	(265)	—	5	1,597
Currency translation	—	133	—	—	—	133
Significant items	—	—	462	—	—	462
– impairment of goodwill[6]	—	—	462	—	—	462
– currency translation on significant items	—	—	—	—	—	—
Adjusted	1	1,989	197	—	5	2,192
Profit/(loss) before tax
Reported	(4,205)	12,832	19	168	(37)	8,777
Currency translation	(166)	213	(16)	16	(58)	(11)
Significant items	2,102	135	542	645	81	3,505
– revenue[2]	(233)	(36)	(1)	42	—	(52)
– operating expenses[2]	2,335	171	81	603	81	3,095
– share of profit in associates and joint ventures	—	—	462	—	—	462
Adjusted	(2,269)	13,180	545	829	(14)	12,271
Loans and advances to customers (net)
Reported	408,495	473,165	28,700	107,969	19,658	1,037,987
Currency translation	(9,176)	(4,397)	(1,423)	199	(788)	(15,585)
Adjusted	399,319	468,768	27,277	108,168	18,870	1,022,402
Customer accounts
Reported	629,647	762,406	41,221	182,028	27,478	1,642,780
Currency translation	(12,835)	(6,887)	(1,748)	234	(1,416)	(22,652)
Adjusted	616,812	755,519	39,473	182,262	26,062	1,620,128
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
6    In 2020, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

124	HSBC Holdings plc

Reconciliation of reported and adjusted items (continued)
	2020
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[1]
Reported	13,886	16,345	3,088	4,590	2,234
Currency translation	1,048	(29)	220	—	124
Significant items	(180)	14	(5)	41	(11)
– customer redress programmes	21	—	—	—	—
– disposals, acquisitions and investment in new businesses	—	—	—	10	—
– fair value movements on financial instruments[2]	(256)	—	(1)	(2)	(1)
– restructuring and other related costs[3]	48	15	(4)	33	(12)
– currency translation on significant items	7	(1)	—	—	2
Adjusted	14,754	16,330	3,303	4,631	2,347
ECL
Reported	(3,256)	(824)	(114)	(622)	(1,050)
Currency translation	(306)	2	(9)	—	(69)
Adjusted	(3,562)	(822)	(123)	(622)	(1,119)
Operating expenses
Reported	(14,855)	(7,312)	(2,211)	(4,194)	(1,376)
Currency translation	(875)	14	(152)	—	(74)
Significant items	1,430	99	20	556	42
– customer redress programmes	(54)	—	—	—	—
– impairment of goodwill and other intangibles	650	—	—	223	—
– past service costs of guaranteed minimum pension benefits equalisation	17	—	—	—	—
– restructuring and other related costs	693	100	19	333	42
– settlements and provisions in connection with legal and regulatory matters	12	—	—	—	—
– currency translation on significant items	112	(1)	1	—	—
Adjusted	(14,300)	(7,199)	(2,343)	(3,638)	(1,408)
Share of profit/(loss) in associates and joint ventures
Reported	1	(2)	1,849	—	5
Currency translation	—	—	132	—	—
Adjusted	1	(2)	1,981	—	5
Profit/(loss) before tax
Reported	(4,224)	8,207	2,612	(226)	(187)
Currency translation	(133)	(13)	191	—	(19)
Significant items	1,250	113	15	597	31
– revenue	(180)	14	(5)	41	(11)
– operating expenses	1,430	99	20	556	42
Adjusted	(3,107)	8,307	2,818	371	(175)
Loans and advances to customers (net)
Reported	314,530	302,454	46,113	58,082	17,296
Currency translation	(2,764)	(1,741)	1,278	—	(471)
Adjusted	311,766	300,713	47,391	58,082	16,825
Customer accounts
Reported	504,275	531,489	56,826	117,485	22,220
Currency translation	(4,432)	(3,060)	1,575	—	(605)
Adjusted	499,843	528,429	58,401	117,485	21,615
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc	125

Geographical regions

Reconciliation of reported and adjusted items (continued)
	2019
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	18,056	30,419	3,710	6,587	3,516	56,098
Currency translation[2]	1,353	354	(72)	99	(666)	1,010
Significant items	41	35	(827)	68	10	(673)
– customer redress programmes	163	—	—	—	—	163
– disposals, acquisitions and investment in new businesses[3]	—	—	(828)	59	1	(768)
– fair value movements on financial investments[4]	(137)	35	—	9	9	(84)
– currency translation on significant items	15	—	1	—	—	16
Adjusted[2]	19,450	30,808	2,811	6,754	2,860	56,435
ECL
Reported	(938)	(724)	(117)	(237)	(740)	(2,756)
Currency translation	(69)	(11)	4	(4)	149	69
Adjusted	(1,007)	(735)	(113)	(241)	(591)	(2,687)
Operating expenses
Reported[2,6]	(21,759)	(13,297)	(1,549)	(5,583)	(2,389)	(42,349)
Currency translation[2]	(1,246)	(177)	59	(61)	386	(981)
Significant items[6]	4,655	127	112	544	367	9,767
– costs of structural reform[5]	154	4	—	—	—	158
– customer redress programmes	1,281	—	—	—	—	1,281
– goodwill impairment[6]	2,522	—	97	431	337	7,349
– restructuring and other related costs	538	123	15	113	38	827
– settlements and provisions in connection with legal and regulatory matters	(60)	(1)	—	—	—	(61)
– currency translation on significant items	220	1	—	—	(8)	213
Adjusted[2,6]	(18,350)	(13,347)	(1,378)	(5,100)	(1,636)	(33,563)
Share of profit/(loss) in associates and joint ventures
Reported	(12)	2,070	283	—	13	2,354
Currency translation	1	142	—	—	(1)	142
Adjusted	(11)	2,212	283	—	12	2,496
Profit/(loss) before tax
Reported[6]	(4,653)	18,468	2,327	767	400	13,347
Currency translation[6]	39	308	(9)	34	(132)	240
Significant items[6]	4,696	162	(715)	612	377	9,094
– revenue	41	35	(827)	68	10	(673)
– operating expenses[6]	4,655	127	112	544	367	9,767
Adjusted	82	18,938	1,603	1,413	645	22,681
Loans and advances to customers (net)
Reported	393,850	477,727	28,556	113,474	23,136	1,036,743
Currency translation	8,549	4,264	(1,482)	1,165	(2,440)	10,056
Adjusted	402,399	481,991	27,074	114,639	20,696	1,046,799
Customer accounts
Reported	528,718	697,358	38,126	146,676	28,237	1,439,115
Currency translation	11,240	4,003	(2,091)	1,183	(3,525)	10,810
Adjusted	539,958	701,361	36,035	147,859	24,712	1,449,925
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes $0.8bn dilution gain following the merger of The Saudi British Bank (‘SABB’) with Alawwal bank.
4    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
5    Comprises costs associated with preparations for the UK’s exit from the European Union.
6    Amounts are non-additive across geographical regions due to goodwill impairment recognised on the Global Banking and Markets cash-generating unit, which is monitored on a global basis.

126	HSBC Holdings plc

Reconciliation of reported and adjusted items (continued)
	2019
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[1]
Reported	13,538	19,412	3,101	4,638	2,555
Currency translation	1,148	153	219	—	(129)
Significant items	40	26	1	66	7
– customer redress programmes	162	—	—	—	—
– disposals, acquisitions and investment in new businesses	—	—	—	59	—
– fair value movements on financial instruments[2]	(139)	26	1	7	8
– currency translation on significant items	17	—	—	—	(1)
Adjusted	14,726	19,591	3,321	4,704	2,433
ECL
Reported	(714)	(459)	(129)	(170)	(491)
Currency translation	(58)	(3)	(9)	—	25
Adjusted	(772)	(462)	(138)	(170)	(466)
Operating expenses
Reported	(16,157)	(6,935)	(2,111)	(4,033)	(1,390)
Currency translation	(1,010)	(51)	(153)	—	71
Significant items	1,941	65	7	93	19
– costs of structural reform[3]	101	4	—	—	—
– customer redress programmes	1,281	—	—	—	—
– restructuring and other related costs	405	61	6	93	20
– settlements and provisions in connection with legal and regulatory matters	8	(1)	—	—	—
– currency translation on significant items	146	1	1	—	(1)
Adjusted	(15,226)	(6,921)	(2,257)	(3,940)	(1,300)
Share of profit in associates and joint ventures
Reported	(12)	31	2,016	—	13
Currency translation	1	—	143	—	(1)
Adjusted	(11)	31	2,159	—	12
Profit/(loss) before tax
Reported	(3,345)	12,049	2,877	435	687
Currency translation	81	99	200	—	(34)
Significant items	1,981	91	8	159	26
– revenue	40	26	1	66	7
– operating expenses	1,941	65	7	93	19
Adjusted	(1,283)	12,239	3,085	594	679
Loans and advances to customers (net)
Reported	303,041	306,964	42,380	63,588	20,426
Currency translation	7,175	(372)	4,054	—	(1,561)
Adjusted	310,216	306,592	46,434	63,588	18,865
Customer accounts
Reported	419,642	499,955	48,323	90,834	23,051
Currency translation	9,935	(606)	4,622	—	(1,762)
Adjusted	429,577	499,349	52,945	90,834	21,289
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises costs associated with preparations for the UK’s exit from the European Union.

HSBC Holdings plc	127

Geographical regions

Analysis by country

Profit/(loss) before tax by country/territory within global businesses
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Europe	1,817	2,893	(299)	(632)	3,779
– UK1	1,511	2,475	(487)	20	3,519
– of which: HSBC UK Bank plc (ring-fenced bank)	2,047	2,929	127	(318)	4,785
– of which: HSBC Bank plc (non-ring-fenced bank)	176	259	220	(17)	638
– of which: Holdings and other	(712)	(713)	(834)	355	(1,904)
– France	236	163	(97)	(133)	169
– Germany	17	82	155	67	321
– Switzerland	46	10	—	(12)	44
– other	7	163	130	(574)	(274)
Asia	4,366	2,364	3,193	2,326	12,249
– Hong Kong	4,076	1,303	920	(383)	5,916
– Australia	146	132	131	(26)	383
– India	20	265	593	232	1,110
– Indonesia	14	12	111	(8)	129
– mainland China	(95)	288	586	2,554	3,333
– Malaysia	37	(23)	145	(20)	139
– Singapore	145	107	231	(13)	470
– Taiwan	14	16	106	(5)	131
– other	9	264	370	(5)	638
Middle East and North Africa	194	235	805	189	1,423
– Egypt	79	42	163	(2)	282
– UAE	91	3	342	(61)	375
– Saudi Arabia	17	—	65	274	356
– other	7	190	235	(22)	410
North America	60	1,023	697	(406)	1,374
– US	(131)	472	524	(337)	528
– Canada	141	544	145	(62)	768
– other	50	7	28	(7)	78
Latin America	(304)	162	326	(103)	81
– Mexico	305	88	222	(46)	569
– other[2]	(609)	74	104	(57)	(488)
Year ended 31 Dec 2021	6,133	6,677	4,722	1,374	18,906
1     UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2    Includes the impact of goodwill impairment of $587m. As per Group accounting policy, HSBC’s cash-generating units are based on geographical regions, subdivided by global business.

128	HSBC Holdings plc

Profit/(loss) before tax by country/territory within global businesses (continued)
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Europe	(680)	(529)	(1,809)	(1,187)	(4,205)
– UK1	(357)	(543)	(1,769)	(1,555)	(4,224)
– of which: HSBC UK Bank plc (ring-fenced bank)	113	167	90	(124)	246
– of which: HSBC Bank plc (non-ring-fenced bank)	109	36	(1,030)	(454)	(1,339)
– of which: Holdings and other	(579)	(746)	(829)	(977)	(3,131)
– France	(340)	(168)	(347)	(310)	(1,165)
– Germany	17	16	197	(15)	215
– Switzerland	(2)	(4)	—	(10)	(16)
– other	2	170	110	703	985
Asia	5,031	1,944	4,002	1,855	12,832
– Hong Kong	4,927	1,787	1,674	(181)	8,207
– Australia	108	76	138	(7)	315
– India	16	187	593	228	1,024
– Indonesia	(6)	(14)	147	(13)	114
– mainland China	(34)	295	506	1,845	2,612
– Malaysia	8	33	141	(55)	127
– Singapore	45	(644)	239	(12)	(372)
– Taiwan	9	18	104	(2)	129
– other	(42)	206	460	52	676
Middle East and North Africa	(15)	(120)	478	(324)	19
– Egypt	68	46	185	(1)	298
– UAE	(21)	(210)	102	(39)	(168)
– Saudi Arabia	21	—	26	(264)	(217)
– other	(83)	44	165	(20)	106
North America	(449)	366	712	(461)	168
– US	(547)	139	573	(391)	(226)
– Canada	52	225	100	(67)	310
– other	46	2	39	(3)	84
Latin America	(183)	(22)	233	(65)	(37)
– Mexico	(115)	(106)	59	(25)	(187)
– other	(68)	84	174	(40)	150
Year ended 31 Dec 2020	3,704	1,639	3,616	(182)	8,777

1    UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).

HSBC Holdings plc	129

Geographical regions

Profit/(loss) before tax by country/territory within global businesses (continued)
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Europe	(841)	(1,324)	(997)	(1,491)	(4,653)
– UK1	(1,053)	904	(1,217)	(1,979)	(3,345)
– of which: HSBC UK Bank plc (ring-fenced bank)	(331)	1,555	70	13	1,307
– of which: HSBC Bank plc (non-ring fenced bank)	245	278	(186)	(467)	(130)
– of which: Holdings and other	(967)	(929)	(1,101)	(1,525)	(4,522)
– France	55	120	(65)	(74)	36
– Germany	18	46	95	2	161
– Switzerland	93	7	(3)	(6)	91
– other[2]	46	(2,401)	193	566	(1,596)
Asia	7,715	4,519	4,083	2,151	18,468
– Hong Kong	7,220	3,242	1,729	(142)	12,049
– Australia	130	127	199	(12)	444
– India	67	201	533	205	1,006
– Indonesia	20	55	127	14	216
– mainland China	(73)	317	512	2,121	2,877
– Malaysia	102	73	189	(22)	342
– Singapore	154	105	250	(31)	478
– Taiwan	43	25	97	(4)	161
– other	52	374	447	22	895
Middle East and North Africa	254	212	761	1,100	2,327
– Egypt	73	81	245	11	410
– UAE	139	94	246	(54)	425
– Saudi Arabia	(3)	—	13	1,145	1,155
– other[2]	45	37	257	(2)	337
North America	(573)	855	729	(244)	767
– US	(277)	386	547	(221)	435
– Canada	70	427	143	(22)	618
– other[2]	(366)	42	39	(1)	(286)
Latin America	264	(103)	328	(89)	400
– Mexico	311	176	229	(29)	687
– other[2]	(47)	(279)	99	(60)	(287)
GBM goodwill impairment[2]	—	—	(3,962)	—	(3,962)
Year ended 31 Dec 2019	6,819	4,159	942	1,427	13,347

1    UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2    Includes the impact of goodwill impairment. As per Group accounting policy, HSBC’s cash-generating units are based on geographical regions, subdivided by global business.

130	HSBC Holdings plc

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 336.
As described on page 90, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort year-on-year comparisons. These are considered alternative performance measures (non-GAAP financial measures).
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
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period. Since 1 January 2021, the UK bank levy has no longer been excluded from the calculation of this measure. Comparative data have not been re-presented.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	2021	2020	2019
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	12,607	3,898	5,969
Impairment of goodwill and other intangible assets (net of tax)	608	1,036	7,349
Decrease/(increase) in PVIF (net of tax)	(58)	(253)	(1,248)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	13,157	4,681	12,070
Significant items (net of tax) and other adjustments[1]	2,086	2,402	2,251
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF and significant items[1]	15,243	7,083	14,321
Equity
Average total shareholders’ equity	199,295	189,719	189,035
Effect of average preference shares and other equity instruments	(22,814)	(22,326)	(23,614)
Average ordinary shareholders’ equity	176,481	167,393	165,421
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(17,705)	(17,292)	(22,574)
Average tangible equity	158,776	150,101	142,847
Fair value of own debt, DVA and other adjustments	1,278	422	1,032
Average tangible equity excluding fair value of own debt, DVA and other adjustments	160,054	150,523	143,879
	%	%	%
Ratio
Return on average ordinary shareholders’ equity	7.1	2.3	3.6
Return on average tangible equity	8.3	3.1	8.4
Return on average tangible equity excluding significant items[1]	9.5	4.7	10.0
1    Since 1 January 2021, the UK bank levy has no longer been excluded from the calculation of this measure. Comparative data have not been re-presented.

HSBC Holdings plc	131

Reconciliation of alternative performance measures
The following table details the adjustments made to reported results by global business:

Return on average tangible equity by global business
	Year ended 31 Dec 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	6,133	6,677	4,722	1,374	18,906
Tax expense	(1,540)	(1,783)	(1,020)	130	(4,213)
Profit after tax	4,593	4,894	3,702	1,504	14,693
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(735)	(665)	(618)	(68)	(2,086)
Profit attributable to ordinary shareholders of the parent company	3,858	4,229	3,084	1,436	12,607
Increase in PVIF (net of tax)	(65)	4	—	3	(58)
Significant items (net of tax)[1]	850	51	517	1,269	2,687
Other adjustments	3	(4)	(3)	11	7
Profit attributable to ordinary shareholders, excluding PVIF, significant items[1]	4,646	4,280	3,598	2,719	15,243
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	30,587	39,487	41,816	48,164	160,054
Return on average tangible equity excluding significant items (%)[1]	15.2	10.8	8.6	5.6	9.5

	Year ended 31 Dec 2020
Profit before tax	3,704	1,639	3,616	(182)	8,777
Tax expense	(509)	(661)	(977)	(531)	(2,678)
Profit after tax	3,195	978	2,639	(713)	6,099
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(736)	(673)	(784)	(8)	(2,201)
Profit attributable to ordinary shareholders of the parent company	2,459	305	1,855	(721)	3,898
Increase in PVIF (net of tax)	(242)	(10)	—	(1)	(253)
Significant items (net of tax) and UK bank levy	190	208	958	2,041	3,397
Other adjustments	20	(14)	(25)	60	41
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	2,427	489	2,788	1,379	7,083
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	26,551	37,826	41,566	44,580	150,523
Return on average tangible equity excluding significant items and UK bank levy (%)	9.1	1.3	6.7	3.1	4.7
1    Since 1 January 2021, the UK bank levy has no longer been excluded from the calculation of this measure. Comparative data have not been re-presented.

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

Net asset value and tangible net asset value per ordinary share
	2021	2020	2019
	$m	$m	$m
Total shareholders’ equity	198,250	196,443	183,955
Preference shares and other equity instruments	(22,414)	(22,414)	(22,276)
Total ordinary shareholders’ equity	175,836	174,029	161,679
Goodwill, PVIF and intangible assets (net of deferred tax)	(17,643)	(17,606)	(17,535)
Tangible ordinary shareholders’ equity	158,193	156,423	144,144
Basic number of $0.50 ordinary shares outstanding	20,073	20,184	20,206
	$	$	$
Value per share
Net asset value per ordinary share	8.76	8.62	8.00
Tangible net asset value per ordinary share	7.88	7.75	7.13

132	HSBC Holdings plc

Post-tax return and average total shareholders’ equity on average total assets
Post-tax return on average total assets is profit after tax divided by average total assets for the period.
Average total shareholders’ equity to average total assets is average total shareholders' equity divided by average total assets for the period.

Post-tax return and average total shareholders’ equity on average total assets
	2021	2020	2019
	$m	$m	$m
Profit after tax	14,693	6,099	8,708
Average total shareholders’ equity	199,295	189,719	189,035
Average total assets	3,012,437	2,936,939	2,712,376

Ratio	%	%	%
Post-tax return on average total assets	0.5	0.2	0.3
Average total shareholders’ equity to average total assets	6.62	6.46	6.97

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

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	2021	2020	2019
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	928	(8,817)	(2,756)
Currency translation		(465)	69
Adjusted ECL	928	(9,282)	(2,687)
Average gross loans and advances to customers	1,057,412	1,047,114	1,021,238
Currency translation	(8,487)	20,243	22,292
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	1,048,925	1,067,357	1,043,530
	%	%	%
Ratio
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	(0.09)	0.87	0.26

HSBC Holdings plc	133

Other information

Disclosure controls
The Group Chief Executive and Group Chief Financial Officer, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as at
31 December 2021. Based upon that evaluation, the Group Chief Executive and Group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2021 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
There have been no changes in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2021 that have materially affected, or are reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Management’s assessment of internal controls over financial reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended 31 December 2021. In making the assessment, management used the framework for internal control evaluation contained in the Financial Reporting Council’s Guidance on Risk Management, Internal Control and Related Financial and Business Reporting (September 2014), as well as the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework (2013)’.
Based on the assessment performed, management concluded that for the year ended 31 December 2021, the Group’s internal controls over financial reporting were effective.
PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2021, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) as stated in their report on page 334.

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
A statement of our compliance with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and with the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited can be found in the ‘Report of the Directors: Statement of Compliance’ on page 332.
Our operations throughout the world are regulated and supervised globally by a large number of different regulatory authorities, central banks and other bodies in those jurisdictions in which we have offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to provide financial stability, transparency in financial markets and a contribution to economic growth. The requirements to which our operations must adhere include those relating to capital and liquidity, disclosure standards and restrictions on certain types of products or transaction structures, recovery and resolution, governance standards, conduct of business and financial crime.
The UK Prudential Regulation Authority (‘PRA’) is the HSBC Group’s consolidated lead regulator. HSBC Holdings is now approved by, and directly responsible to the PRA for ensuring the HSBC group meets consolidated prudential requirements. The other lead UK regulator, the FCA, supervises 15 HSBC entities in the UK, including eight where the PRA is responsible for prudential supervision.The FCA maintains global oversight of the Group’s management of financial crime risk both generally, in the exercise of its wider powers under the Financial Services and Markets Act 2000, and more specifically through the exercise of direct supervisory powers over HSBC Holdings and the 2020 Direction, as described in the Financial crime section on page 244. In addition, and as required under relevant local laws, each operating bank, finance company and insurance operation within HSBC is regulated by relevant local regulatory authorities.
The Group’s primary regulatory authorities include those in the UK, Hong Kong and the US and our other principal jurisdictions of operation. However, and in addition, with the implementation of the European Union's (‘EU’) Single Supervisory Mechanism (‘SSM’) in 2014, the European Central Bank (‘ECB’) assumed direct supervisory responsibility for HSBC Continental Europe and HSBC Malta as ‘significant supervised entities’ within the eurozone for the purposes of the EU’s SSM Regulation. Under the SSM, the ECB increasingly engages with the relevant ‘national competent authorities’ in relation to HSBC’s businesses in other eurozone countries and more widely with HSBC's other regulators. It is therefore expected that we will continue to see changes in how the Group is regulated and supervised on a day-to-day basis in the eurozone and, more generally, as the ECB and other of our regulators develop their powers having regard to some of the developments highlighted in this report including those that follow the UK’s exit from the EU.

134	HSBC Holdings plc

UK regulation and supervision
The UK's financial services regulatory structure is comprised of three regulatory bodies: the Financial Policy Committee, a committee of the BOE; the PRA; and the FCA.
The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability.
The BoE prudentially regulates and supervises financial services firms through the PRA, and in addition to its wider role as the UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities.
The PRA and the FCA are micro-prudential supervisors. The Group’s banking subsidiaries in the UK, such as HSBC Bank plc and HSBC UK, are ‘dual-regulated’ firms, subject to prudential regulation by the PRA and to conduct regulation by the FCA. Other (generally smaller, non-bank) UK-based subsidiaries are ‘solo regulated’ by the FCA (i.e. the FCA is responsible for both prudential and conduct regulation of those subsidiaries). HSBC Group is subject to consolidated supervision by the PRA.
UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000, as amended by subsequent legislation. As a result of a referendum in 2016, the UK left the EU on 31 January 2020 and agreed a transition period which ended at 11pm on 31 December 2020. At the end of the transition period, HSBC Holdings and its subsidiaries in the UK ceased to be subject to EU law. However, at that time, the EU’s financial services legislation was "onshored" into UK law under the European Union (Withdrawal) Act 2018 (‘EUWA’). EU law continues to apply to HSBC’s subsidiaries in the EU. The UK and the EU have entered into a Trade and Cooperation Agreement, and have made certain declarations relating to financial services. See the European Regulation section for more information.
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
The PRA and FCA's rules establish the minimum criteria for the authorisation of banks and other financial sector entities that carry out regulated activities. In the UK, the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that they regulate, or of its parent undertaking. In its capacity as our supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the Group as a whole. In addition, it conducts stress tests both on HSBC’s UK entities and more widely on the Group. Individual banking subsidiaries in the Group are directly regulated by their local banking supervisors, who set and monitor, inter-alia, their capital adequacy requirements.
The Group is subject to capital requirements as set out in the Capital Requirements Regulation (the ‘CRR’), the PRA Rulebook and the UK law implementing the Capital Requirements Directive (the ‘CRD’ and together with the CRR, and the relevant rules of the PRA rulebook, the ‘Capital Requirements Legislative Package’). Broadly, the changes to the framework that resulted from onshoring the legislation under EUWA will be delayed until
31 March 2022 under transitional powers exercised by the PRA.
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with the Basel III Reforms in January 2022. These include the changes in relation to counterparty risk, equity investments in funds and market risk RWAs and the leverage ratio. The other elements of the Basel III Reforms, including the changes to credit and operational risk RWAs and the implementation of an RWA output floor, are currently scheduled by the Basel Committee for implementation in January 2023. Given the PRA is currently not expected to consult on these other elements until mid-2022, implementation in the UK is likely to be delayed. UK law implementing the Bank Recovery and Resolution Directive (the 'BRRD') requires the UK’s resolution authority to set a minimum requirement for own funds and eligible liabilities ('MREL') for banks in the UK. These include own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. These requirements are based on the resolution strategy for the Group, as agreed by the BoE in consultation with our local regulators. The UK has implemented the MREL requirements through the Banking Act, and the Bank Recovery and Resolution (No 2) Order 2014. The BoE separately updated its statement of policy on its approach to setting MREL in December 2021. The BoE has set interim MREL requirements for the Group and to some of the Group’s UK subsidiaries,which were applicable from 1 January 2019; end state MREL requirements are applicable from 1 January 2022.
The UK MREL framework has been designed to be broadly compatible with the term sheet published by the Financial Stability Board (the 'FSB') on total loss absorbing capacity ('TLAC') requirements for global systemically important banks ('G-SIBs'). Additional TLAC requirements were implemented in 2019 through amendments to the CRR in line with the FSB's TLAC standards and these also apply to HSBC as a G-SIB.
The Group is also subject to liquidity requirements as set out in the Capital Requirements Legislative Package and implemented by the PRA, and became subject to the net stable funding ratio ('NSFR') requirements prescribed under the Basel III Reforms in January 2022.
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

HSBC Holdings plc	135

Other information | Regulation and supervision
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
The marketing of, dealing in and provision of advice and asset management services in relation to securities and futures in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong. Entities engaging in activities regulated by the Ordinance (including the Hongkong and Shanghai Banking Corporation Limited) are required to be licensed or registered with the Securities and Futures Commission (‘SFC’). The HKMA is the front-line regulator for banks involved in the securities and futures business.
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
To promote proper conduct and increase awareness of individual responsibility and accountability, the SFC introduced and implemented the Manager-In-Charge (‘MIC’) regime in Hong Kong in October 2017. The MIC regime applies to senior individuals of licensed corporations responsible for managing core functions within financial services businesses supervised by the SFC. The regime required SFC licensed corporations to review their organisational structure and the roles of senior management and their responsible officers in light of the SFC’s classification of core functions within licensed corporations and its guidelines on identifying Managers-In-Charge of Core Functions. The regime also imposes new reporting requirements on SFC licensed corporations.
Similar to the SFC, the HKMA launched its Management Accountability Initiative in October 2017 aimed at increasing the accountability of the senior management of Hong Kong registered institutions (‘RIs’) i.e. Hong Kong banks registered to carry on one or more regulated activities under the SFO. The Management Accountability Initiative clarified the HKMA’s expectations on the responsibility and accountability of RIs’ senior management and enhanced its information gathering on RIs’ regulated activities, while requiring RIs to better identify lines of responsibility and accountability for their regulated activities. In order to support capacity building and talent development, the HKMA is also working with the banking industry and relevant professional bodies to implement an industry-wide enhanced competency framework for banking practitioners. The availability of a set of common and transparent competency standards enables more effective training for new entrants and professional development for existing practitioners. Authorised institutions are encouraged to adopt it as the benchmark for enhancing the level of core competence and ongoing professional development of banking practitioners.
Currently, the enhanced competency framework for banking practitioners covers five professional work streams: anti-money laundering and counter-financing of terrorism; cybersecurity; treasury management; retail and wealth management, with Fintech, risk management and compliance to be launched in due course.
Relevant to the Group's insurance business in Hong Kong, the HKMA and the Hong Kong Insurance Authority (‘IA’) have also signed a Memorandum of Understanding to enhance the cooperation, exchange of information and mutual assistance between the two authorities. This Memorandum of Understanding sets out the framework between the HKMA and the IA for strengthening co-operation in respect of regulation and

136	HSBC Holdings plc

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
HSBC Holdings and its US operations are subject to supervision, regulation and examination by the FRB because HSBC Holdings is a ‘bank holding company’ ('BHC') under the US Bank Holding Company Act of 1956, as a result of its control of HSBC Bank USA and HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’). HNAH and HSBC USA Inc., are each a ‘bank holding company’ and HNAH is also an intermediate holding company (‘IHC’) regulated by the FRB. HSBC Holdings, HNAH and HSBC USA Inc. have elected to be financial holding companies pursuant to the provisions of the Gramm-Leach-Bliley Act and, accordingly, may affiliate with securities firms and insurance companies, and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature.
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
In 2019, the FRB and the other US banking regulators jointly finalised rules that would tailor the application of the enhanced prudential standards for large US banking organisations and certain foreign banking organisations (the ‘Tailoring Rules’). The Tailoring Rules assign each BHC and US IHC with $50bn or more in total US assets to one of five categories based on their relative

HSBC Holdings plc	137

Other information | Regulation and supervision
size and complexity and assessed on asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank asset size, and off-balance sheet exposures. As of 31 December, 2021, HNAH and HSBC Bank USA were subject to Category III standards. As of 1 January 2022, HNAH met the criteria to be re-classified as a Category IV firm and the enhanced prudential standards applicable to HNAH and HSBC Bank USA are expected to change commensurate with their risk profile.
Following implementation of the Basel III capital framework by the US banking regulators, HNAH, HSBC USA Inc. and HSBC Bank USA are required to maintain minimum capital ratios (exclusive of any capital buffers), including a minimum Tier 1 leverage ratio of 4%, and a minimum total risk-based capital ratio of at least 8%. Through 31 December 2021, HNAH and HSBC Bank USA were subject to a minimum supplementary leverage ratio ('SLR') of 3%. HNAH, HSBC USA Inc. and HSBC Bank USA each calculate their risk-based capital requirements as Non-Advanced Approaches banks in accordance with the Basel III rule as adopted by US banking regulators. As a result of HNAH's re-classification as a Category IV firm, HNAH and HSBC Bank USA expect to no longer be subject to the SLR or the countercyclical capital buffer, but continue to review the composition of their capital structure and capital buffers in light of these developments. Over and above the minimum risk-based requirements, HNAH is subject to a Stress Capital Buffer (‘SCB’), which has replaced the static 2.5% Capital Conservation Buffer (‘CCB’) and is floored at 2.5%. HSBC USA Inc. and HSBC Bank USA continue to be subject to the static 2.5% CCB. Compliance with the SCB/CCB does not represent minimum requirements per se, but rather a necessary condition to allow capital distributions and discretionary bonus payments. In addition to stress testing requirements imposed under the FRB’s Comprehensive Capital Analysis and Review ('CCAR'), the Dodd-Frank Act Stress Test (‘DFAST’) requires that HNAH undergo supervisory stress tests conducted by the FRB.
Under CCAR, the FRB assesses whether the largest US banking organisations have sufficient capital to continue operations throughout times of economic and financial stress and whether they have robust, forward-looking capital-planning processes that account for their unique risks. As part of the CCAR process, the FRB undertakes a supervisory assessment of the capital adequacy of bank holding companies, including HNAH, based on a review of a comprehensive capital plan submitted by each participating bank holding company to the FRB that describes the company’s planned capital actions, such as plans to pay or increase common stock dividends, reinstate or increase common stock repurchase programmes, or redeem preferred stock or other regulatory capital instruments, during the nine-quarter review period, as well as the results of stress tests conducted under different hypothetical macroeconomic scenarios, including a severely adverse scenario provided by the FRB.
HNAH submitted its CCAR capital plan and company-run DFAST results in April 2021. The company-run stress tests are forward-looking exercises to assess the impact of hypothetical macroeconomic baseline and severely adverse scenarios provided by the FRB, and internally developed scenarios for both the periodic exercises, on the financial condition and capital adequacy of a bank holding company over a nine-quarter planning horizon.
As a result of re-classification as a Category IV firm, HNAH expects to no longer be subject to company-run stress testing and related disclosure requirements. Category IV firms are subject to supervisory stress testing on an every-other-year basis, although they may opt into such testing in an "off year" in order to recalibrate their SCB based on their most recent supervisory stress test. The SCB equals (i) a CCAR firm's projected decline in common equity tier 1 under the CCAR supervisory severely adverse stress testing scenario plus (ii) one year of planned common stock dividends. In response to the Covid-19 pandemic, during the first six months of 2021, the FRB imposed additional restrictions on certain capital distributions for CCAR firms separate from the SCB. These additional capital distribution restrictions were lifted on 1 July 2021. In August 2021, the FRB announced a new SCB for participating CCAR firms based on 2021 CCAR stress tests, which took effect 1 October 2021. The FRB continues to supervise Category IV firms on an ongoing basis, including evaluation of the capital adequacy and capital planning processes during off-cycle years.
HNAH already utilizes an internal capital assessment approach that is analogous to the SCB and continues to review the composition of its capital structures and capital buffers in light of these developments.
Under the Tailoring Rules, certain US banking organizations are subject to the US LCR rule and are required to report their LCRs to US regulators on a daily basis. An 85 percent LCR requirement applies to Category III firms with weighted short-term wholesale funding under $75 billion and their depository institution subsidiaries. As a result, under the US LCR rule, a LCR of 100 percent or higher reflects an unencumbered HQLA balance that is equal to or exceeds 85 percent of a Category III firm's liquidity needs for a 30 calendar day liquidity stress scenario. In 2020, US regulators issued a final rule to implement the NSFR in the US, applicable to certain large banking organizations, including HNAH and HSBC Bank USA, which took effect on 1 July 2021. Consistent with the Tailoring Rules, an 85 percent NSFR requirement applies to Category III firms with weighted short-term wholesale funding under $75 billion and their depository institution subsidiaries. As a result, under the US NSFR rule, a NSFR of 100 percent or more reflects an available stable funding balance from liabilities and capital over the next 12 months that is equal to or exceeds 85 percent of a Category III firm's required amount of funding for assets and off-balance sheet exposures. As a result of HNAH re-classification as a Category IV firm, HNAH and HSBC Bank USA expect to be subject to a further reduced US LCR and NSFR requirement of 70 percent so long as HNAH's weighted short-term wholesale funding equals or exceeds $50 billion. As a Category III firm, HNAH was subject to liquidity stress testing on a monthly basis and related liquidity buffer and liquidity risk management requirements. As a Category IV firm, HNAH remains subject to liquidity risk management and liquidity buffer requirements, but would be subject to liquidity stress testing on a quarterly, rather than monthly basis.
Simultaneous with the Tailoring Rules, the FRB and FDIC jointly adopted revisions to the regulations implementing the SIFI Plan requirements in the Dodd-Frank Act (the ‘SIFI Plan Rule’).
Under the SIFI Plan Rule, HSBC Holdings is required to file a resolution plan every three years, alternating between a full resolution plan and a targeted resolution plan, which would generally be limited to core areas such as capital and liquidity, as well as material changes in other areas. HSBC submitted its latest SIFI Plan, which was a targeted plan, in December 2021. As a result of HNAH's re-classification as a Category IV firm, HSBC would be required to submit a reduced SIFI Plan every three years. Reduced plans generally include only changes to the firm's plan since its previous filing. The SIFI Plan Rule did not revise the resolution plan requirements applicable to HSBC Bank USA, which are administered solely by the FDIC. In April 2019, the FDIC requested comment on an advance notice of proposed rulemaking that would alter the FDIC’s separate resolution plan requirements for insured depository institutions (the 'IDI Plan') with total consolidated assets of at least $50bn (‘Covered IDIs’), including HSBC Bank USA. The proposal delayed the requirement for HSBC Bank USA (as well as other Covered IDIs) to file a resolution plan under the FDIC’s current rules until a future date to be specified by the FDIC. Consequently, HSBC Bank USA has not been required to file an IDI Plan since 2018. In January 2021, the FDIC announced it will resume requiring IDI Plan submission for banks with $100 billion or more in assets (‘Large IDIs’) and will provide at least
12 months advance notice to firms required to submit IDI Plans. The FRB has separately established a framework for recovery plans, although HSBC is not currently required to submit a recovery plan to US regulators unless specifically requested to do so. The FRB limits credit exposures to single counterparties for large BHCs and IHCs, including HNAH. As a Category III firm, HNAH, together with its subsidiaries, is prohibited from having net credit exposure to a single unaffiliated counterparty in excess of 25% of HNAH's Tier 1 capital. As a result of re-classification as a Category IV firm, HNAH expects to no longer be directly subject to

138	HSBC Holdings plc

these single counterparty credit limits. Independent of HNAH's re-classification to a Category IV firm, HNAH, together with its subsidiaries, could become subject to a separate limit on its exposures to certain unaffiliated systemically important counterparties if its parent, HSBC, cannot certify its compliance with a large exposure regime in the UK that is consistent with the Basel large exposure framework.
In 2018, the FRB adopted final rules implementing the FSB’s TLAC standard. The rules require that IHCs of non-US G-SIBs, including HNAH, maintain minimum amounts of TLAC that may include minimum levels of tier 1 capital and long-term debt satisfying certain eligibility criteria, and a related TLAC buffer commencing
1 January 2019 without the benefit of a phase-in period. In October 2020, the FRB finalised a proposal to align the calculation of TLAC buffer for US IHCs of non-US G-SIBs with the calculation methodology used by US G-SIBs which took effect on 1 April 2021. The TLAC rules also include ‘clean holding company requirements’ that impose limitations on the types of financial transactions HSBC’s US IHC, HNAH, may engage in. HNAH maintains TLAC and long-term debt to support compliance with the TLAC rules and will continue to assess if additional long-term debt is needed to remain compliant in future periods.
In September 2017, HSBC Holdings and HNAH entered into a consent order with the FRB in connection with its investigation into HSBC’s historical foreign exchange activities, which requires HSBC Holdings and HNAH to undertake certain remedial steps.
The US government response to the Covid-19 pandemic included enactment of the Coronavirus Aid, Relief, and Economic Security Act (‘CARES Act’) and a number of emergency lending and liquidity facilities established by the FRB. The CARES Act provides financial institutions with the option to temporarily suspend certain requirements under US GAAP for loan modifications related to Covid-19 and any determination that a loan modified as a result of Covid-19 is a troubled debt restructuring (including impairment for accounting purposes). The CARES Act also created the Paycheck Protection Program (the ‘PPP’), a programme designed to aid small- and medium-sized businesses through federally guaranteed loans distributed through banks. In December 2020, additional federal stimulus legislation was enacted, which included additional funding for the PPP. HSBC Bank USA participated in the PPP program. Throughout 2020, the US banking regulators issued a number of regulatory rule changes in response to the Covid-19 pandemic, including the following key rules:
In March 2020, the US banking regulators issued an interim final rule allowing US banks the option to delay, over a five-year transition period, the regulatory capital impacts of implementing the Current Expected Credit Loss accounting standard. In May 2020, the US banking regulators issued an interim final rule allowing banks that are subject to the SLR to temporarily exclude on-balance sheet US Treasury securities and deposits held at the Federal Reserve from the SLR denominator until 31 March 2021.
Title VII of the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives by the CFTC and the SEC, including mandatory clearing, exchange trading, and public and regulatory transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers, major swap participants, security-based swap (‘SBS’) dealers, and major SBS participants and related capital, margin, business conduct, record keeping and other requirements applicable to such entities.
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
In October 2020, the CFTC finalised rules that applied position limits to certain futures contracts as of 1 January 2021 and will apply position limits to certain swaps as of 1 January 2023
The expansion of position limits requirements for swaps will significantly increase the burden and cost of executing certain commodity swaps and may adversely affect HSBC to a greater extent than some of our competitors.
Also, HSBC Bank plc and HSBC Bank USA engage in equity and credit derivatives businesses that are subject to the SEC’s jurisdiction to regulate security-based swaps (‘SBS’) under Title VII of the Dodd-Frank Act. The SEC has finalised the key rules governing the application of Title VII requirements to SBS dealers and major SBS participants. The registration requirements and other rules applicable to SBS dealers and major SBS participants generally came into effect on 1 November 2021. Both HSBC Bank plc and HSBC Bank USA registered with the SEC as SBS dealers prior to that date.
While the SEC’s rules have largely paralleled many of the CFTC’s rules, key differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons.
The SEC has issued final orders for substituted compliance for non-US, SEC-registered SBS dealers that are subject to certain UK regulations, which would allow such SBS dealers to comply with certain SBS requirements via compliance with corresponding requirements of the UK.
HSBC Bank plc expects to avail itself of such substituted compliance, which reduces the extent of its burden of having to reconcile compliance with conflicting SEC and UK requirements. However, the order includes extensive conditions and limitations, especially with respect to certain counterparty protection and financial reporting requirements, which will limit the extent to which HSBC Bank plc may avail itself of substituted compliance and subject HSBC Bank plc to additional costs and burdens.
In 2015, the US banking regulators, adopted final rules establishing margin requirements for non-cleared swaps and SBS. Subject to certain exceptions, the final margin rules require HSBC Bank USA and HSBC Bank plc to collect and post initial and variation margin for non-cleared swaps and SBS entered into with other swap dealers and financial end-users that exceed a minimum threshold of transactional activity and for financial end-users that do not meet the minimum transactional activity threshold, to collect and post variation margin (but not initial margin).
The margin rules also limit the types of assets that are eligible to satisfy initial and variation margin requirements, require initial margin to be segregated at a third-party custodian, impose requirements on internal models used to calculate initial margin requirements and contain specific provisions for cross-border and inter-affiliate transactions. The margin rules follow a phased implementation schedule with additional counterparties becoming subject to initial margin requirements in September 2021 and September 2022, depending on the transactional volume of the parties and their affiliates. These final rules, as well as parallel non-cleared swaps and SBS margin rules from the CFTC, the SEC and certain non-US regulators increase the costs and liquidity burden associated with trading non-cleared swaps and SBS, and may adversely affect our business in such products.

HSBC Holdings plc	139

Other information | Regulation and supervision
In June 2020, the US banking regulators finalized a rule that makes significant amendments to the margin rules, including (i) mostly exempting swap entities from needing to collect initial margin for swaps with affiliates; (ii) preserving legacy status for swaps that are amended to replace certain interest rate provisions or due to technical amendments, notional reductions, or portfolio compression exercises; (iii) clarifying the time at which initial margin trading documentation must be in place; and (iv) adding a new compliance phase for initial margin requirements. The amendments in the final rule took effect 31 August 2020, which reduced the amount of initial margin HSBC Bank USA and HSBC Bank plc need to collect from many of their affiliates.
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
Global and regional prudential and other regulatory developments
The Group is subject to regulation and supervision by a large number of regulatory bodies and other agencies. In addition to changes being introduced at a country level, changes are often driven by global bodies such as the G20, the FSB and the Basel Committee, which are then implemented at country level or regionally, sometimes with modifications and with separate additional measures.
We are also subject to regulatory stress testing in many jurisdictions. These have increased both in frequency and in the granularity of information required by supervisors. They include the programmes of the BoE, the FRB (as explained in the ‘US regulation and supervision’ section), the OCC, the EBA, the ECB, the HKMA and other regulators. For further details, see ‘Stress testing’ on page 109. On prudential changes, further details can be found in the ‘Regulatory developments’ section on page 6 of the Pillar 3 Disclosures as at 31 December 2021.

Recovery and resolution
As outlined above, the HSBC Group is subject to recovery and resolution requirements in many of the jurisdictions in which it operates. In the UK, the Banking Act implemented the BRRD to create the SRR. Under the SRR, the Authorities are granted substantial powers to resolve and stabilise UK-incorporated institutions. In Europe, the BRRD establishes a framework for the recovery and resolution of EU credit institutions and investment firms. This framework applies where HSBC has operating banks in the European region, including France and Malta. In Hong Kong, the Banking Ordinance and Financial Institutions (Resolution) Ordinance sets out requirements for recovery and resolution planning, respectively. In the US, the Board of Governors of the Federal Reserve System ('FRB') and Federal Deposit Insurance Corporation ('FDIC') have jointly implemented Dodd-Frank Act resolution planning requirements for depository institution holding companies that are at or above certain thresholds. The FDIC has a separate resolution planning requirement for insured depository institutions (the ‘IDI Plan’). The FRB has separately established a framework for recovery plans, although HSBC is not currently required to submit a recovery plan to US regulators unless specifically requested to do so. In general, each respective part of the HSBC Group is responsible for ensuring that it meets local recovery and resolution requirements where they exist, which are mainly applicable only to those regulated entities in a particular jurisdiction. The PRA and BoE, however, represent the lead regulators from a prudential and resolution perspective for the consolidated HSBC Group.
Recovery
HSBC maintains recovery plans that are designed to outline credible actions that the HSBC Group could implement in the event of severe stress in order to restore its business to a stable and sustainable condition. HSBC typically submits recovery plans on an annual basis both to the PRA and to other regulators that have implemented recovery planning requirements. HSBC’s recovery plans are frequently re-appraised, and this involves stress testing and ‘fire drill’ tests at the Group and material entity levels.
Resolution
In general terms, resolution refers to the exercise of statutory powers where a financial institution and/or its parent or other group company is deemed by its regulators to be failing, or likely to fail and it is not reasonably likely that action could be taken that would result in the institution recovering.
In view of the HSBC Group’s corporate structure, which comprises a group of locally regulated operating banks, the preferred resolution strategy for the HSBC Group, as confirmed by its regulators, is a multiple point of entry (‘MPE’) bail-in strategy. This provides flexibility for HSBC to be resolved (i) through a bail-in at the HSBC Holdings level, which enables the recapitalisation of operating bank subsidiaries in the HSBC Group (as required) while restructuring actions are undertaken, with the HSBC Group remaining together; or (ii) at a local subsidiary level pursuant to the application of statutory resolution powers by local resolution authorities.
In the event of a resolution of the HSBC Group, it is anticipated that the MREL issued externally by HSBC Holdings would be written down or converted to equity by the BoE using its statutory powers. This would enable subsidiaries of the HSBC Group to be recapitalised, as needed, to support the resolution objectives and maintain the provision of critical functions. Recapitalisation of operating bank subsidiaries could be achieved through the write-down, or conversion to equity, of internally issued MREL, TLAC or LAC. It is anticipated that this approach to recapitalising the HSBC Group’s operating bank subsidiaries would allow the HSBC Group to stay together in order to ensure an effective stabilisation of the HSBC Group, as a whole, whilst also facilitating an orderly restructuring process, as needed, to remediate the cause of resolution. Any resolution of HSBC as a group would be coordinated by the BoE.
Given the HSBC Group’s corporate structure, HSBC is overseen by various regulators and resolution authorities, such as its lead

140	HSBC Holdings plc

global regulators and resolution authority, the BoE and the PRA and a number of host regulators and resolution authorities, such as the ECB, the European Banking Union’s Single Resolution Board, the HKMA, and, in the US, the FRB, FDIC and OCC. Many of these host resolution authorities have statutory resolution powers which could be applied to subsidiaries of the HSBC Group in their jurisdictions. The application of these local statutory resolution powers may result in one or more individual resolution authorities leading a local resolution of the subsidiaries within their jurisdiction. This may or may not result in such subsidiaries ceasing to be part of the HSBC Group, depending on the resolution strategy adopted by the relevant resolution authority.
HSBC considers that a bail-in at the HSBC Holdings level that enables subsidiaries in the HSBC Group to be recapitalised, (as required), and the subsequent implementation of restructuring actions while the HSBC Group remains together, is the strategy most likely to deliver the most effective resolution outcome for the HSBC Group’s stakeholders.
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
The RAF requires HSBC to prepare a report on the HSBC Group’s assessment of its resolvability, which must be submitted to the PRA on a biennial basis. HSBC submitted its first such report to the PRA in October 2021 and will publish a public summary of the report in June 2022. The BoE will similarly publish a statement concerning the resolvability of HSBC at the same time.
HSBC continues to engage with the BoE, PRA and its global regulators in other jurisdictions to ensure that it meets current and future recovery and resolution requirements.
UK's withdrawal from the EU
Through the UK’s membership of the EU, HSBC was both directly and indirectly subject to EU financial services regulation. The UK left the EU on 31 January 2020 but was subject to EU law during a transition period, which ended on 31 December 2020. At the end of the transition period, the HSBC Group and its subsidiaries in the UK ceased to be subject to EU law. However, EU law continues to apply to HSBC’s EU subsidiaries.
On 30 December 2020, the UK and the EU signed a Trade and Cooperation Agreement ('TCA') setting out their future relationship. The UK Parliament ratified the TCA the same day and the EU completed its ratification process in April 2021. The financial services provisions of the agreement are limited. In particular, the TCA provided no new arrangements to replace the "passporting" arrangements which previously allowed UK and EU firms access to the others markets. The agreement preserves the respective rights of both the UK and EU to put in place measures for prudential reasons. In a declaration accompanying the TCA, the UK and EU have agreed to establish structured regulatory cooperation on financial services, with the aim of establishing a durable and stable relationship. The declaration states that these arrangements will allow for ‘transparency and appropriate dialogue in the process of adoption, suspension and withdrawal of equivalence decisions’ and ‘enhanced cooperation and coordination’. On 26 March 2021, the EU and UK announced the completion of negotiations for a Memorandum of Understanding establishing a Joint UK-EU Financial Regulatory Forum to serve as a platform for dialogue on financial services issues
During the transition period, the UK implemented EU legislative changes that were scheduled to enter into force before the end of the transition period. Certain changes that were scheduled to enter into force after 31 December 2020 have been implemented separately by the UK under the Financial Services Act (the ‘Act’) which gave powers to HMT to revoke rules within the CRR where they were superseded by new rules published by the Basel
Committee. The Act contains a specified list of publications by the Basel Committee that may be used as a basis to revoke the CRR. This includes all of the papers that form the basis of the Basel III Reforms, including those that have been enacted by the EU as part of its amendments to the CRR (‘CRR2’).
The PRA is responsible for designing and writing the new rules. The Act does not require that the PRA implement rules that replicate the Basel III Reforms in the UK; instead, the PRA has been given the discretion to decide the substance of the rules, having regards to the likely effect of the rules on the relative standing of the UK as a place for internationally active banks to be based or to carry on activities.
In the EU, the principal changes arising from the CRR2 entered into force in June 2021. In order to give firms a reasonable time to implement following the finalisation of the rules, the UK’s implementation of equivalent rules was delayed until 1 January 2022. This includes the changes to the RWA rules on counterparty risk, equity investments in funds and market risk, NSFR and the leverage ratio.
Financial crime regulation
HSBC has built a strong financial crime risk management framework across its global business and functions. We are committed to acting with integrity, and conducting our activities in each of the countries and territories in which we operate around the world in accordance with all applicable laws and regulations relating to financial crime; money laundering, terrorist financing and proliferation financing, tax evasion, bribery and corruption, sanctions and fraud.
HSBC has established a global anti-money laundering ('AML') programme which is designed to enable the bank to mitigate the money laundering, terrorist financing and proliferation financing risks that we may face. HSBC’s Global AML Policy is informed by applicable laws, regulations and regulatory guidance of the United Kingdom, Hong Kong Special Administrative Region, the European Union and the United States of America, although where country requirements are more stringent, the HSBC business or entity will apply local standards. The AML programme is designed to enable our employees to detect, prevent and manage money laundering risks, and we continue to evolve our AML programme in light of emerging risks and new regulations.
Technical and digital innovation in the financial sector continues apace and we are actively monitoring developments, defining risk appetite and appropriate controls to manage the risks of digital assets and currencies and, more generally, the effects of accelerated digitisation as a result of the Covid-19 pandemic, which has seen changes in customer behaviour and required enhancements to our transaction monitoring capabilities.
We have also spent time and attention on the detection, deterrence and disruption of terrorist financing and proliferation financing, as well as on our commitment to act with integrity and conduct our global activities in accordance with all applicable laws and regulations relating to tax evasion and tax evasion facilitation risks. These include the UK Corporate Criminal Offence for failing to prevent the criminal facilitation of tax evasion which has extra-territorial reach.
HSBC’s Global Sanctions Policy is derived from the sanctions resolutions, laws, regulations and regulatory guidance of the United Nations, the United Kingdom, the Hong Kong Special Administrative Region, the European Union and the United States of America and takes into account broader financial crime concerns. The Policy seeks, subject to the primacy of local law, to establish a globally consistent standard to effectively manage sanctions compliance risk across all HSBC legal entities in all jurisdictions in which HSBC operates.
The external sanctions environment remains dynamic, and sanctions regimes are increasingly complex and less predictable as geopolitical tensions continue to rise, particularly between the US and China but increasingly extending to the UK, the EU, India and other countries, and more recently as between Russia and the US, the UK and the EU in response to an escalation of hostilities

HSBC Holdings plc	141

Other information | Regulation and supervision
relating to Ukraine. Other material sanctions regulatory developments in 2021 include, but are not limited to: new EU, UK and US debt, equity and insurance restrictions involving the Government of Belarus as well as certain EU and UK trade restrictions involving Belarus. Further, the new autonomous UK sanctions regulations, which became effective following expiry of the Brexit transition period, with notable divergences from the EU in relation to Libya and Russia. HSBC continues to monitor regulatory developments and their impact to HSBC’s Global Sanctions Policy and risk appetite. We do not consider that our business activities with counterparties with whom transactions are restricted under applicable sanctions are material to our business for the year ended 31 December 2021.
HSBC requires compliance with all applicable anti-bribery and corruption laws in all markets and jurisdictions in which we operate. These include the UK Bribery Act, the US Foreign Corrupt Practices Act, the Hong Kong Prevention of Bribery Ordinance and France's "Sapin II" law. We have a global anti-bribery and corruption policy, which gives practical effect to these laws and regulations, but also requires compliance with the spirit of laws and regulations to demonstrate HSBC’s commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance.
HSBC provides annual mandatory AB&C training to all staff and carries out regular risk assessments, monitoring and testing of its AB&C programme, with any applicable findings included within the annual AB&C Policy refresh. HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can confidentially report concerns.
In December 2012, Holdings entered into a cease-and-desist order with the Federal Reserve Board (the “2012 Order”) and agreed to an undertaking with the Financial Services Authority (replaced with a Direction from the UK Financial Conduct Authority in 2013 and again in 2020 (the “FCA Direction”)), both of which contained certain forward-looking obligations in relation to HSBC’s AML and sanctions compliance programme. The 2012 Order and the FCA Direction remain in effect as of year-end 2021.

142	HSBC Holdings plc

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
There was no measurable gross revenue in 2021 under those guarantees and counter indemnities. We do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure. We are seeking to cancel all relevant guarantees and counter indemnities, and we do not currently intend to provide any new guarantees or counter indemnities involving Iran. Three guarantees were cancelled in 2021, and approximately 14 remain outstanding.

Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
•We act as the trustee and administrator for a pension scheme involving eight employees of a U.S.-sanctioned Iranian bank in Hong Kong. Under the rules of this scheme, we accept contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. We run and operate this pension scheme in accordance with Hong Kong laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2021, was approximately $3,011.
For the Iranian bank related-activity discussed above, we do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure.
We have been holding a safe custody box for the Central Bank of Iran. For a number of years, the box has not been accessed by the Central Bank of Iran, and no fees have been charged to the Central Bank of Iran.
We currently intend to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.
Activity related to U.S. Executive Order 13224
During 2021, we processed a small number of low-value domestic local currency payments on behalf of UK customers to a UK-registered charity that is designated under Executive Order 13224, but that is not sanctioned by the UK, EU, or the United Nations Security Council.
HSBC maintained accounts for two individual customers in the Middle East who were designated under Executive Order 13224 in 2021. The accounts were closed and exited during 2021. HSBC engaged in three local currency domestic transactions as part of the exit processes for the two customers.
There was no measurable gross revenue or net profit to HSBC during 2021 relating to these transactions.
Other activity
HSBC has an insurance company customer in the United Arab Emirates that, during 2021, made local currency payments for the reimbursement of medical treatment to a hospital located in the United Arab Emirates and owned by the Government of Iran. HSBC processed these payments from its customer to the hospital.
HSBC has four individual customers in the United Arab Emirates that, during 2021, made local currency payments for medical treatment to a hospital located in the United Arab Emirates and owned by the Government of Iran. HSBC processed these payments from its customers to the hospital.
HSBC has customers in the United Arab Emirates that, during 2021, received local currency checks from an insurance company owned by the Government of Iran. HSBC processed these checks from the insurance company to its customers.
HSBC has three customers in France that, during 2021, received local currency payments from a bank owned by the Government of Iran in relation to management charges and office supplies for property owned by the bank. HSBC processed these payments to its customers.
HSBC has an individual customer in Hong Kong that, during 2021, received local currency salary payments from a bank owned by the Government of Iran. HSBC processed these payments to its customer.
HSBC has a customer in Hong Kong that, during 2021, received local currency payments, for rental income and management fees, from a bank owned by the Government of Iran. HSBC processed these payments to its customer.
HSBC has an individual customer in Malta that, during 2021, made a Euro-denominated payment to the Iranian Consulate in Rome for passport renewal fees. HSBC processed this payment.
The HSBC Group has an individual customer in the UK that, during 2021, was identified as a director of a bank owned by the Government of Iran. The HSBC Group processed a number of local currency domestic payments for its customer.
HSBC has an international organisation as a customer in France that, during 2021, received a local currency payment from the Iranian Embassy in Austria for membership fees. HSBC processed this payment.
HSBC has individual customers in the Middle East that, during 2021, made local currency credit card payments to an Iranian Consulate for visa, birth certificate, passport, dual citizenship, and marriage license application fees. HSBC processed these payments.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2021.
Frozen accounts and transactions
We maintain several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed or otherwise authorised, took place during 2021. There was no measurable gross revenue or net profit to HSBC during 2021 relating to these frozen accounts.

HSBC Holdings plc	143

Corporate governance report
The corporate governance report gives details of our Board of Directors, senior management, and Board committees. It outlines key aspects of our approach to corporate governance, including internal control.

It also includes the Directors’ remuneration report, which explains our policies on remuneration.
Page
Group Chairman's governance statement	254
The Board	256
Senior management	260
How we are governed	263
Board activities during 2021	268
Board and committee effectiveness, performance and accountability	270
Board committees	273
Directors' remuneration report	290
Share capital and other related disclosures	323
Internal control	327
Going concern	329
Employees	330
Statement of compliance	332

We have a comprehensive range of policies and systems in place designed to help ensure that the Group is well managed, with effective oversight and control.

HSBC Holdings plc	253

Report of the Directors | Corporate governance report

Group Chairman's governance statement The Board and its committees continued to operate well in a challenging environment, and focused on enhancing governance practices.

"Following the launch of the Group’s refreshed purpose, strategy and values in March, we introduced a 'culture moment' at the beginning of each Board meeting."
Dear Shareholder
The global health crisis continued into 2021 as a result of the Covid-19 pandemic. Despite promising developments in relation to the efficacy of vaccines in combating the virus, there remained significant restrictions across our markets. It was therefore important that our governance framework and practices remained flexible to ensure that the Board could effectively discharge its duties.
While the Board and its committees have operated well in a virtual environment, it was unfortunate that we were again unable to come together physically as a Board. It has been two years since the full Board was last together in person for a Board meeting, with five new Directors appointed in that time. I hope to hold in-person meetings as soon as it is safe to do so, particularly in our largest markets of Hong Kong and the UK.
We continued our focus on enhancing our governance practices throughout the year, with key decisions and areas of focus set out in further detail below.
Board changes
A key aspect of my role as Group Chairman is ensuring that collectively the Board has the skills, knowledge and experience it requires. The Nomination & Corporate Governance Committee retained a keen focus on succession planning during the year. For further details on its work, see page 273. We are currently in the process of completing a search for new non-executive Directors to join our Board, with knowledge and experience of banking and Asia a priority. The Committee is actively progressing this search and will provide an update in due course.
There were a number of changes to the Board during 2021, with Laura Cha, Heidi Miller and Henri de Castries retiring following our 2021 Annual General Meeting ('AGM') in May, and Rachel Duan and Dame Carolyn Fairbairn appointed with effect from 1 September.
We also recently announced that, in line with our succession planning and having each served on the Board for six years, Irene Lee and Pauline van der Meer Mohr would step down from the Board at the conclusion of our 2022 AGM in April. Irene’s existing roles on our subsidiary boards in Asia are not impacted by her retirement from the Holdings Board. On behalf of the Board, I wish to thank Irene and Pauline for their outstanding dedication and the enormous contributions they have made to the success of HSBC during their time on the Board. We wish them both well in their future endeavours.

Purpose, strategy and values
Following the launch of the Group’s refreshed purpose, strategy and values in March, we introduced a 'culture moment' at the beginning of each Board meeting. These discussions have allowed Board members to share their insights on the culture of the Group, and have raised awareness of employee and stakeholder perspectives in the Boardroom. This has supported the Board in helping to create greater alignment between culture and strategy, and in driving a tone from the top focused on the Group’s purpose of opening up a world of opportunity.
Technology governance
Digitise at scale is one of our four strategic pillars and reflects the increasingly important role that technology plays in delivering for our customers. It is therefore critical that our governance helps enable the Board to effectively shape and oversee progress against our technology strategy. As such, we took the decision to establish the Technology Governance Working Group at the beginning of 2021 to determine the most effective approach for the Board to discharge its responsibilities in relation to technology strategy and oversight.
The Co-Chairs of the Technology Governance Working Group presented to the Board in January 2022 on their work during 2021. In light of the significant role that technology will continue to play in the Group's strategy, it was recommended that the Technology Governance Working Group continues to meet throughout 2022. The Board agreed to continue with the Technology Governance Working Group in its current format through 2022, but with the scope extended to include a focus on business execution of the technology strategy. This will allow for a better understanding of the progress, challenges involved in implementing the strategy and the impact on key stakeholders.
Environmental, social and governance
The Board recognises the growing importance of ESG and oversees the ESG agenda. It was a significant year for the Group in its efforts to support the transition to net zero – a key pillar of our overall Group strategy – with the passing of our climate resolution at our 2021 AGM and the publication of our thermal coal phase-out policy, being two of the most notable achievements. Given its significance, the Board has decided to retain responsibility for development and oversight of our ESG strategy directly, rather than establishing a specific Board-level committee and we will include a dedicated item on our agenda for ESG matters. Within their existing responsibilities, the Group Risk Committee, Group Audit Committee and Group Remuneration Committee will also continue to have specific roles to play in overseeing and supporting the delivery of our ESG objectives.
At the management level, we have asked our team to further enhance ESG governance, with the introduction of an ESG Committee, co-chaired by our Group Chief Sustainability Officer, Celine Herweijer, and our Group Company Secretary and Chief Governance Officer, Aileen Taylor. This committee will regularly report to the Board on progress against our ESG ambitions, climate strategy and related commitments. In February 2022, the Board also approved the proposal to develop and implement a sustainability target operating model for the Group. The new operating model will help ensure that our businesses have the technical expertise, specialist resources and training to equip and support them in assisting our clients in their transition to net zero.
For further information on our climate ambition and progress against our transition to net zero strategic pillar, see page 45.
Board evaluation
We again conducted a review of the effectiveness of the Board and Board committees, which helps to support the continuous improvement of the operation of our key governance practices. Following two successive externally facilitated evaluations, we took the decision that the 2021 evaluations should be facilitated internally. The process was led by our Group Company Secretary and Chief Governance Officer and involved the completion of online surveys tailored for each Board and committee,

254	HSBC Holdings plc

complemented by individual interviews with Directors and attendees.
Further details on the progress made against the 2020 findings, as well as the findings and recommendations from the 2021 review, can be found on page 271 and in each of the respective committee reports on pages 273 to 303.
Subsidiary governance
Subsidiary governance remained a key priority, as it has been since my appointment as Group Chairman, and we continued to build strong connectivity with our principal subsidiaries. In 2021, we sought to enhance the standard and consistency of governance across the Group, with the launch of our refreshed subsidiary accountability framework. The refreshed framework makes clear the Group's expectations of subsidiaries in relation to their governance approach and board practices through overarching principles and detailed provisions.
A key aspect of the framework is focused on the composition of our subsidiary boards, with our most significant subsidiaries required to submit their succession plans to the Nomination & Corporate Governance Committee through the course of the year. This provided clarity on plans to refresh and enhance the calibre and diversity of boards across the Group. Further details are set out in the Nomination & Corporate Governance Committee report on page 273.
Given the continued uncertainty externally, we looked to strengthen the connectivity between the Group and principal subsidiaries during the year through virtual forums held between the Board and committee chairs and our counterparts at subsidiary level. We further supplemented this connectivity with the introduction of a virtual Non-Executive Director Summit, which saw all subsidiary non-executive directors invited to come together to discuss areas of common interest. This was a valuable opportunity to share and discuss material topics, including strategy, risk, data, culture, diversity, climate and technology. Following the success of the summit, we have taken the decision to make these sessions a part of our annual governance calendar.
Workforce engagement
Various opportunities for members of the Board to engage with employees have been provided during 2021, including through partnerships with our employee resource groups and sessions with members of our global graduate programme. The Board greatly values the opportunity to engage with employees from across the business and markets, and of different backgrounds and seniority. We will continue to prioritise this, along with interaction with all our key stakeholders, during 2022.
For further details on the arrangements we have in place to facilitate workforce engagement, see page 269.
2021 Annual General Meeting
The pandemic has continued to pose many challenges for the Group, as it does for many of our stakeholders. However, the Group has benefited significantly from the speed at which digital tools have been adopted since the beginning of the pandemic.
This has also been true of our AGM, where I was delighted to host our first hybrid AGM, which enabled shareholders globally to attend virtually, or in person. The use of technology enabled a broader range of shareholders to attend and participate than had been the case pre-pandemic.
Further details of our plans for the 2022 AGM, which will be a hybrid meeting again, will be provided when our Notice of AGM is published on 25 March 2022.
Looking ahead
Despite the concerns of the Covid-19 pandemic, I am hopeful that the success of vaccine roll-out will allow us to safely resume in-person engagement with each other and all stakeholders in the near future.
On behalf of myself and the Board, many thanks for your continued commitment and support.

Mark E Tucker
Group Chairman
22 February 2022

HSBC Holdings plc	255

Report of the Directors | Corporate governance report
The Board

The Board aims to promote the Group’s long-term success, deliver sustainable value to shareholders and promote a culture of openness and debate.
Chairman and executive Directors
Mark E Tucker (64) 4C
Group Chairman
Appointed to the Board: September 2017
Group Chairman since: October 2017

Skills and experience: With over 35 years of experience in financial services in Asia, Africa, the US and the UK, including 25 years based in Hong Kong, Mark has a deep understanding of the industry and markets in which we operate.
Career: Mark was most recently Group Chief Executive and President of AIA Group Limited (‘AIA’), having joined in July 2010. Prior to AIA he was Group Chief Executive of Prudential plc. He served on Prudential's Board for nearly 10 years.
Mark previously served as non-executive Director of the Court of the Bank of England and as an independent non-executive Director of Goldman Sachs Group.

Other appointments:
•Chair of TheCityUK
•Non-executive Chairman of Discovery Limited
•Supporting Chair of Chapter Zero
•Member of the UK Investment Council
•Co-Chair of the B20 Finance and Infrastructure Task Force (Indonesia 2022)
•Director, Peterson Institute for International Economics
•Director, Institute of International Finance
•International Adviser to the Hong Kong Academy of Finance
•Asia Society Board of Trustees

Noel Quinn (60)
Group Chief Executive
Appointed to the Board: August 2019
Group Chief Executive since: March 2020
Skills and experience: Having qualified as an accountant in 1987, Noel has more than 30 years of banking and financial services experience, both in the UK and Asia.
Career: Noel was formally named Group Chief Executive in March 2020, having held the role on an interim basis since August 2019. He has held various roles across HSBC, or its constituent companies, since 1987.
Prior to becoming Group Chief Executive, Noel was most recently CEO, Global Commercial Banking. He has also served as Regional Head of Commercial Banking for Asia-Pacific; Head of Commercial Banking UK; Head of Commercial Finance Europe; and Group Director of Strategy and Development at HSBC Insurance Services North America.

Other appointments:
•Chair of the Financial Services Task Force of HRH The Prince of Wales’ Sustainable Market Initiative
•Member of the Principals Group of the Glasgow Financial Alliance for Net Zero
•Member of the World Economic Forum’s International Business Council

Ewen Stevenson (55)
Group Chief Financial Officer
Appointed to the Board: January 2019
Skills and experience: Ewen has over 25 years of experience in the banking industry as an adviser and executive to major banks and large financial institutions. In addition to his existing leadership responsibilities for Group Finance, Ewen assumed responsibility for the oversight of the Group's transformation programme in February 2021 and the Group’s corporate development activities in April 2021.
Career: Ewen was Chief Financial Officer at the Royal Bank of Scotland Group plc from 2014 to 2018. Before this, Ewen spent 25 years with Credit Suisse, where his last role was co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group.

Other appointments:
•Director of The Hongkong and Shanghai Banking Corporation Limited

Board committee membership key
C. Committee Chair
1.Group Audit Committee
2.Group Risk Committee
3.Group Remuneration Committee
4.Nomination & Corporate Governance Committee

For full biographical details of our Board members, see
www.hsbc.com/who-we-are/leadership-and-governance.

256	HSBC Holdings plc

Independent non-executive Directors

Rachel Duan (51) 3,4
Independent non-executive Director
Appointed to the Board: September 2021
Skills and experience: Rachel is a business leader with exceptional international experience in the US, Japan, mainland China and Hong Kong.
Career: Rachel spent 24 years at General Electric (‘GE’), most recently as Senior Vice President of GE, and President and Chief Executive Officer of GE’s Global Markets, where she was responsible for driving GE’s growth in Asia-Pacific, the Middle East, Africa, Latin America, and Russia and the Commonwealth of Independent States. She has also previously served as President and Chief Executive Officer of GE Advanced Materials China and then of the Asia-Pacific, President and CEO of GE Healthcare China, and President and CEO of GE China.

Other appointments:
•Independent Director of Sanofi S.A.
•Independent Director of AXA S.A.
•Independent Director of the Adecco Group

Dame Carolyn Fairbairn (61) 2,3,4
Independent non-executive Director
Appointed to the Board: September 2021
Skills and experience: Carolyn has significant experience across the media, government and finance sectors.
Career: An economist by training, Carolyn has served as a Partner at McKinsey & Company, Director-General of the Confederation of British Industry, and Group Development and Strategy Director at ITV plc. She has extensive board experience, having previously served as non-executive Director of Lloyds Banking Group plc, the Vitec Group plc and Capita plc. She has also served as a non-executive Director of the UK Competition and Markets Authority and the Financial Services Authority.

Other appointments:
•Non-executive Director of BAE Systems plc
James Forese (58) 1,3,4
Independent non-executive Director
Appointed to the Board: May 2020
Skills and experience: James has over 30 years of international business and management experience in the finance industry.
Career: James formerly served as President of Citigroup. He began his career in securities trading with Salomon Brothers, one of Citigroup’s predecessor companies, in 1985. In addition to his most recent role as President, he was Chief Executive Officer of Citigroup’s Institutional Clients Group. He has also been Chief Executive of its Securities and Banking division and head of its Global Markets business.

Other appointments:
•Chair of HSBC North America Holdings Inc
•Non-executive Chairman of Global Bamboo Technologies
•Trustee of Colby College

Steven Guggenheimer (56) 2,4
Independent non-executive Director
Appointed to the Board: May 2020
Skills and experience: Steven brings extensive insight into technologies ranging from artificial intelligence to Cloud computing, through his experience advising businesses on digital transformation.
Career: Steven has more than 25 years of experience at Microsoft, where he held a variety of senior leadership roles. These included: Corporate Vice President, Artificial Intelligence and Independent Software Vendor Engagement; Corporate Vice President, Chief Evangelist; and Corporate Vice President, Original Equipment Manufacturer.

Other appointments:
•Non-executive Director of Forrit Technologies Limited
•Independent Director of Software Acquisition Group
•Adviser to Tensility Venture Partners LLC
•Advisory Board Member of 5G Open Innovation Lab

HSBC Holdings plc	257

Report of the Directors | Corporate governance report
Irene Lee (68) 4
Independent non-executive Director
Appointed to the Board: July 2015
Skills and experience: Irene has more than 40 years of experience in the finance industry, having worked in the UK, the US and Australia.
Career: Irene held senior investment banking and fund management roles at Citibank, the Commonwealth Bank of Australia and SealCorp Holdings Limited. She has served as a member of the Advisory Council for J.P. Morgan Australia, a member of the Australian Government Takeovers Panel and as a non-executive Director of QBE Insurance Group Limited, Keybridge Capital Limited, ING Bank (Australia) Limited, Noble Group Limited, CLP Holdings Limited and Cathay Pacific Airways Limited.
Other appointments:
•Chair of Hang Seng Bank Limited
•Non-executive Director of the Hongkong and Shanghai Banking Corporation Limited
•Executive Chair of Hysan Development Company Limited
•Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority

Dr José Antonio Meade Kuribreña (52) 2,3,4
Independent non-executive Director
Appointed to the Board: March 2019
Skills and experience: José has extensive experience in public administration, banking, financial policy and foreign affairs.
Career: José has held Cabinet-level positions in the federal government of Mexico, including as Secretary of Finance and Public Credit, Secretary of Social Development, Secretary of Foreign Affairs and Secretary of Energy. Prior to his appointment to the Cabinet, he served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit. José is also a former Director General of Banking and Savings at the Ministry of Finance and Public Credit, and served as Chief Executive Officer of the National Bank for Rural Credit.

Other appointments:
•Non-executive Director of Alfa S.A.B. de C.V.
•Non-executive Director of Grupo Comercial Chedraui, S.A.B. de C.V.
•Board member of The Global Center on Adaptation
•Member of the Independent Task Force on Creative Climate Action
•Member of the UNICEF Mexico Advisory Board

Eileen Murray (63) 2,4
Independent non-executive Director
Appointed to the Board: July 2020
Skills and experience: Eileen has extensive knowledge in financial technology and corporate strategy from a career spanning more than 40 years.
Career: Eileen most recently served as co-Chief Executive Officer of Bridgewater Associates, LP. Before this, she was Chief Executive Officer for Investment Risk Management LLC, and President and co-Chief Executive Officer of Duff Capital Advisors. Eileen started her professional career at Morgan Stanley, having held positions including Controller, Treasurer, and Global Head of Technology and Operations, as well as Chief Operating Officer for its Institutional Securities Group. At Credit Suisse, she was Head of Global Technology, Operations and Product Control.

Other appointments:
•Chair of the Financial Industry Regulatory Authority
•Non-executive Director of Guardian Life Insurance Company of America
•Adviser of Invisible Urban Charging
•Adviser of ConsenSys, Aquarion Company

David Nish (61) 1C,2,4
Independent non-executive Director
Appointed to the Board: May 2016
Senior Independent non-executive Director since: February 2020
Skills and experience: David has international experience in financial services, corporate governance, financial accounting, and strategic and operational transformation.
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

Other appointments:
•Non-executive Director of Vodafone Group plc
•Honorary Professor of Dundee University Business School

258	HSBC Holdings plc

Jackson Tai (71) 1,2C,4
Independent non-executive Director
Appointed to the Board: September 2016
Skills and experience: Jackson has held senior operating and governance roles across Asia, North America and Europe.
Career: Jackson was Vice Chairman and Chief Executive Officer of DBS Group and DBS Bank Ltd., having served as Chief Financial Officer and then as President and Chief Operating Officer. He worked for 25 years with J.P. Morgan & Co. Incorporated, holding roles as Chairman of Asia-Pacific Management Committee and Head of Japan Capital Markets. Other former appointments included non-executive Director of Canada Pension Plan Investment Board, Royal Philips N.V., Bank of China Limited, Singapore Airlines, NYSE Euronext, ING Groep N.V., CapitaLand Ltd, SingTel Ltd. and Jones Lang LaSalle Inc. He also served as Vice Chairman of Islamic Bank of Asia.

Other appointments:
•Non-executive Director of Eli Lilly and Company
•Non-executive Director of MasterCard Incorporated

Pauline van der Meer Mohr (62) 1,3C,4
Independent non-executive Director
Appointed to the Board: September 2015
Skills and experience: Pauline has extensive legal, corporate governance and human resources experience across a number of different sectors.
Career: Pauline served on the Supervisory Board of ASML Holding N.V. between 2009 and 2018. She was also Deputy Chair of the Supervisory Board of Royal DSM N.V. from 2018 to 2021, while also chairing its Sustainability Committee. Pauline was formerly President of Erasmus University Rotterdam, a member of the Dutch Banking Code Monitoring Commission, and a Senior Vice President and Head of Group Human Resources Director at ABN AMRO Bank N.V. and TNT N.V. She also held various executive roles at the Royal Dutch Shell Group. Pauline also chaired the Group’s former Conduct and Values Committee.

Other appointments:
•Chair of the Dutch Corporate Governance Code Monitoring Committee
•Chair of the Supervisory Board of EY Netherlands LLP
•Member of the Selection and Nomination Committee of the Supreme Court of the Netherlands
•Member of the Capital Markets Committee of the Dutch Authority for Financial Markets
•Non-executive Director of Viatris, Inc.
•Chair of the ASM International NV Supervisory Board

Aileen Taylor (49)
Group Company Secretary and Chief Governance Officer
Appointed: November 2019
Skills and experience: Aileen is a solicitor with significant governance and regulatory experience across various roles in the banking industry. She is a member of the European Corporate Governance Council, the GC100 and the Financial Conduct Authority's Listing Authority Advisory Panel.
Career: Prior to joining HSBC, Aileen spent 19 years at the Royal Bank of Scotland Group, holding various legal, risk and compliance roles. She was appointed Group Secretary in 2010 and subsequently Chief Governance Officer and Board Counsel.

Former Directors who served for part of the year
Heidi Miller
Heidi Miller retired from the Board on 28 May 2021.
Henri de Castries
Henri de Castries retired from the Board on 28 May 2021.
Laura Cha, GBM
Laura Cha, GBM retired from the Board on 28 May 2021.

For full biographical details of our Board members, see www.hsbc.com/who-we-are/leadership-and-governance.

HSBC Holdings plc	259

Report of the Directors | Corporate governance report

Senior management
Senior management, which includes the Group Executive Committee, supports the Group Chief Executive in the day-to-day management of the business and the implementation of strategy.

Elaine Arden, 53 Group Chief Human Resources Officer
Elaine joined HSBC as Group Chief Human Resources Officer in June 2017. Prior to joining HSBC, she was Group Human Resources Director at Royal Bank of Scotland Group for six years. She has held a number of human resources and employee relations roles in financial services, including Clydesdale Bank and Direct Line Group. Elaine is a member of the Chartered Institute of Personnel and Development, and a fellow of the Chartered Institute of Banking in Scotland.

Chira Barua, 48 Global Head of Strategy
Chira joined HSBC in May 2020 as Global Head of Strategy and was appointed to the Group Executive Committee in April 2021. Before joining HSBC, he was a partner at McKinsey & Company in its financial services practice and a managing director at Sanford C. Bernstein between 2011 and 2017. Earlier in his career, Chira held a number of strategy, management and operational roles at Standard Chartered and Citigroup in India.

Colin Bell, 54 Chief Executive Officer, HSBC Bank plc and HSBC Europe
Colin joined HSBC in July 2016 and was appointed Chief Executive Officer, HSBC Bank plc and HSBC Europe in February 2021. He previously held the role of Group Chief Compliance Officer. Before HSBC, Colin worked at UBS as Global Head of Compliance and Operational Risk Control. He served for 16 years in the British Army, having held a variety of command and staff positions, including within operational tours of Iraq and Northern Ireland, the Ministry of Defence and NATO.

Jonathan Calvert-Davies, 53 Group Head of Internal Audit
Jonathan is a standing attendee of the Group Executive Committee, having joined HSBC as Group Head of Internal Audit in October 2019. He has 30 years of experience providing assurance, audit and advisory services to the banking and securities industries in the UK, the US and Europe. Jonathan's previous roles included leading KPMG UK’s financial services internal audit services practice and PwC's UK internal audit services practice. He has also served as interim Group Head of Internal Audit at the Royal Bank of Scotland Group.

Georges Elhedery, 47 Co-Chief Executive Officer, Global Banking and Markets
Georges joined HSBC in 2005 and was appointed co-Chief Executive Officer of Global Banking and Markets in March 2020. He is also head of the Markets and Securities Services division of the business, with responsibility for its strategic direction in more than 55 countries and territories. Georges previously served as Head of Global Markets; Chief Executive Officer for HSBC, Middle East, North Africa and Turkey; Head of Global Banking and Markets, MENA; and Regional Head of Global Markets, MENA. Georges will be on sabbatical leave between March and September 2022.

Greg Guyett, 58 Co-Chief Executive Officer, Global Banking and Markets
Greg joined HSBC in October 2018 as Head of Global Banking and became co-Chief Executive Officer of Global Banking and Markets in March 2020. Greg will assume sole responsibility of the business while Georges Elhedery is on sabbatical leave between March and September 2022. Before joining HSBC, he was President and Chief Operating Officer of East West Bank. Greg began his career as an investment banker at J.P. Morgan, where positions included: Chief Executive Officer for Greater China; Chief Executive Officer, Global Corporate Bank; Head of Investment Banking for Asia-Pacific; and Co-Head of Banking Asia-Pacific.

260	HSBC Holdings plc

Dr Celine Herweijer, 44 Group Chief Sustainability Officer
Celine joined HSBC as Group Chief Sustainability Officer in July 2021, and is responsible for the Group’s sustainability agenda including its ambition to transition to net zero. She previously worked as a partner at PwC for over a decade, where she held global leadership roles including acting as its global innovation and sustainability leader. Before joining PwC, Celine worked as Director of Climate Change and Consulting for Risk Management Solutions. She is a World Economic Forum Young Global Leader, a co-chair of the We Mean Business Coalition, a PhD climate scientist and a NASA fellow by training.

John Hinshaw, 51 Group Chief Operating Officer
John became Group Chief Operating Officer in February 2020, having joined HSBC in December 2019. He has an extensive background in transforming organisations across a range of industries. Most recently, John served as Executive Vice President of Hewlett Packard and Hewlett Packard Enterprise, where he managed technology and operations and was Chief Customer Officer. He also held senior roles at Boeing and Verizon and served on the Board of Directors of BNY Mellon, DocuSign and the US National Academy Foundation.

Bob Hoyt, 57 Group Chief Legal Officer
Bob joined HSBC as Group Chief Legal Officer in January 2021. He was most recently Group General Counsel at Barclays from 2013 to 2020. Prior to that he was General Counsel and Chief Regulatory Affairs Officer for The PNC Financial Services Group. Bob has served as General Counsel and senior policy adviser to the US Department of the Treasury under Secretary Paulson, and as Special Assistant and Associate Counsel to the White House under President George W. Bush.

Steve John, 48 Group Chief Communications Officer
Steve was appointed as Group Chief Communications Officer in December 2019 and appointed to the Group Executive Committee in April 2021. He has a wealth of senior communications, public policy and leadership experience acquired across a number of multinational and charitable organisations. Prior to joining HSBC, Steve was a partner and Global Director of Communications at McKinsey & Company from 2014 to 2019. He has also held roles with Bupa as Global Director of Communications and PepsiCo as Director of Corporate Affairs for their UK and Ireland franchises.

Pam Kaur, 58 Group Chief Risk and Compliance Officer
Pam was appointed Group Chief Risk and Compliance Officer in July 2021, having held the role of Group Risk Officer since January 2020. She joined HSBC in 2013 and was previously Group Head of Internal Audit, Head of Wholesale Market and Credit Risk, and Chair of the enterprise-wide non-financial risk forum. Pam has also held a variety of audit and compliance roles in the banking industry, including with Deutsche Bank, Royal Bank of Scotland Group, Lloyds TSB and Citigroup. She serves as a non-executive Director of Centrica plc.

David Liao, 49 Co-Chief Executive Officer, Asia-Pacific – The Hongkong and Shanghai Banking Corporation Limited
David was appointed co-Chief Executive Officer of the Asia-Pacific region in June 2021. He is a Director of the Hongkong and Shanghai Banking Corporation Limited, Bank of Communications Co., Limited, Hang Seng Bank Limited and HSBC Global Asset Management Limited. David joined HSBC in 1997, with previous roles including: Head of Global Banking Coverage for Asia-Pacific; President and Chief Executive at HSBC China; Head of Global Banking and Markets at HSBC China; and Treasurer and Head of Global Markets at HSBC China.

HSBC Holdings plc	261

Report of the Directors | Corporate governance report

Nuno Matos, 54 Chief Executive Officer, Wealth and Personal Banking
Nuno joined HSBC in 2015 and was appointed Chief Executive Officer of Wealth and Personal Banking in February 2021. He is a Director of HSBC Global Asset Management Limited. He was previously the Chief Executive Officer of HSBC Bank plc and HSBC Europe, a role he held from March 2020. Nuno has also served as Chief Executive Officer of HSBC Mexico, and as regional head of Retail Banking and Wealth Management in Latin America. Before joining HSBC, he held senior positions at Santander Group.

Stephen Moss, 55 Regional Chief Executive Officer – Middle East. North Africa and Turkey
Stephen was appointed Regional Chief Executive Officer for the Middle East, North Africa and Turkey in April 2021. He has held a series of roles since joining HSBC in 1992, including as Chief of Staff to the Group Chief Executive and overseeing the Group’s mergers and acquisitions, and strategy and planning activities. Stephen is a Director of The Saudi British Bank, HSBC Bank Middle East Limited, HSBC Middle East Holdings B.V, HSBC Bank Egypt S.A.E and HSBC Saudi Arabia.

Barry O'Byrne, 46 Chief Executive Officer, Global Commercial Banking
Barry joined HSBC in April 2017 and was appointed Chief Executive Officer of Global Commercial Banking in February 2020, having served in the role on an interim basis since August 2019. He was previously Chief Operating Officer for Global Commercial Banking. Before joining HSBC, Barry worked at GE Capital for 19 years in a number of senior leadership roles, including as Chief Executive Officer and Chief Operating Officer for GE Capital International.

Michael Roberts, 61 Chief Executive Officer, HSBC USA and Americas
Michael was appointed Chief Executive Officer for HSBC USA and the Americas with oversight responsibility for Canada and Latin America in April 2021. He joined HSBC in October 2019 and is a Director of HSBC Bank Canada; executive Director, President and Chief Executive Officer of HSBC North America Holdings Inc.; and Chairman of HSBC Bank USA, N.A. and HSBC USA Inc. Previously, Michael spent 33 years at Citigroup in a number of senior leadership roles, most recently as Global Head of Corporate Banking and Capital Management and Chief Lending Officer.

Surendra Rosha, 53 Co-Chief Executive Officer, Asia-Pacific – The Hongkong and Shanghai Banking Corporation Limited
Surendra was appointed co-Chief Executive Officer of the Asia-Pacific region in June 2021. He is a Director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Bank Australia Limited. Surendra joined HSBC in 1991 and has held several senior positions within Global Banking and Markets, including as Head of Global Markets in Indonesia and Head of Institutional Sales, Asia-Pacific. He was Chief Executive for HSBC India and Head of HSBC’s financial institutions group for Asia-Pacific.

John David Stuart (known as Ian Stuart), 58 Chief Executive Officer, HSBC UK Bank plc
Ian has been Chief Executive Officer of HSBC UK Bank plc since April 2017 and has worked in financial services for over four decades. He joined HSBC as Head of Commercial Banking Europe in 2014, having previously led the corporate and business banking businesses at Barclays and NatWest. He started his career at Bank of Scotland. Ian is a business ambassador for Meningitis Now and a member of the Economic Crime Strategic Board.

Additional members of the Group Executive Committee
Noel Quinn
Ewen Stevenson
Aileen Taylor

Biographies are provided on pages 256 and 259.

262	HSBC Holdings plc

How we are governed
We are committed to high standards of corporate governance. The Group has a comprehensive range of policies and procedures in place designed to help ensure that it is well managed, with effective oversight and controls. We comply with the UK Corporate Governance Code and the applicable requirements of the Hong Kong Corporate Governance Code.
Board’s role, Directors’ responsibilities and meeting attendance
The Board, led by the Group Chairman, is responsible among other matters for:
•promoting the Group’s long-term success and delivering sustainable value to shareholders;
•establishing and approving the Group’s strategy and objectives, and monitoring the alignment of the Group’s purpose, strategy and values with the desired culture;
•setting the Group’s risk appetite and monitoring the Group’s risk profile;
•approving and monitoring capital and operating plans for achieving strategic objectives;
•approving material transactions;
•approving the appointment of Directors, including Board roles; and
•reviewing the Group's overall corporate governance arrangements.
The Board's terms of reference are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/board-responsibilities. The Board's powers are subject to relevant laws, regulations and HSBC’s articles of association.
The role of the independent non-executive Directors is to support the development of proposals on strategy, hold management to account and ensure the executive Directors are discharging their responsibilities properly, while creating the right culture to encourage constructive challenge. Further details on the independence of the Board and the value independence brings can be found in the Nomination & Corporate Governance Committee report. Non-executive Directors also review the performance of management in meeting agreed goals and objectives. The Group Chairman meets with the non-executive Directors without the executive Directors in attendance after Board meetings and otherwise, as necessary.
The roles of Group Chairman and Group Chief Executive are separate. There is a clear division of responsibilities between the leadership of the Board by the Group Chairman, and the executive responsibility for day-to-day management of HSBC’s business, which is undertaken by the Group Chief Executive.
The majority of Board members are independent non-executive Directors. At 31 December 2021, the Board comprised the Group Chairman, 10 non-executive Directors, and two executive Directors who are the Group Chief Executive and the Group Chief Financial Officer. Two non-executive Directors will not stand for re-election at the AGM in April 2022.
For further details of the Board’s career background, skills, experience and external appointments, see pages 256 to 259.
Operation of the Board
The Board is ordinarily scheduled to meet at least seven times a year. In 2021, the Board held 12 meetings. For further details on attendance at those meetings, see page 264. The Board agenda is agreed by the Group Chairman, working with both the Group Chief Executive and the Group Company Secretary and Chief Governance Officer. For more information, see 'Board activities during 2021' on page 268.
The Group Company Secretary and Chief Governance Officer, the Group Chief Risk and Compliance Officer, the Group Chief Legal Officer and the non-executive Chairman of The Hongkong and Shanghai Banking Corporation Limited are all regular attendees at
Board meetings. Other senior executives attend Board meetings as required.
In addition to formal Board meetings, the Board Oversight Sub-Group, established by the Group Chairman in 2020, meets in advance of each Board meeting. Such meetings are an informal mechanism for a smaller group of Board members and management to discuss emerging issues and upcoming Board matters. Standing attendees comprise the Group Chairman, the Chair of the Group Audit Committee (who is also the Senior Independent Director), the Chair of the Group Risk Committee, the Group Chief Executive, the Group Chief Financial Officer, the Group Chief Risk and Compliance Officer, and the Group Company Secretary and Chief Governance Officer. Other non-executive Directors and management are invited on a rotational basis, depending on the subject to be discussed. The forum is not decision making but provides regular opportunities for Board members to communicate with senior management to deepen their understanding of, and provide input into, key issues facing the Group. For further details on how the Board engages with the wider workforce, see page 269.

Board governance enhancements due to Covid-19
The Board continued many of the governance changes introduced in 2020 in response to the Covid-19 pandemic, including meeting online during 2021. The Board was kept informed of the continuing challenges and priorities of the management team as part of the formal executive reporting received at these meetings. The following practices continued:
•The Group Chairman prepared a weekly Board update note.
•The Group Chief Risk and Compliance Officer produced a weekly Board report on risk matters, including in relation to the Covid-19 pandemic, as well as market highlights, industry events and results.
•Immunologists and pandemic experts updated the Board on emerging issues.
•The Group Chairman's Forum was held monthly. It was attended by Board committee chairs, as well as chairs of principal subsidiaries.

Technology governance
A Technology Governance Working Group was established in 2021, initially for a period of 12 months, to provide recommendations to enhance the Board's oversight of technology strategy, governance and emerging risks, and to enhance connectivity with the principal subsidiaries. Given their industry expertise and experience, the working group is jointly chaired by Eileen Murray and Steven Guggenheimer. Its members include Group Risk Committee chair Jackson Tai and other non-executive Directors representing each of our US, UK, European and Asian principal subsidiaries. Key technology and business stakeholders have attended the working group to provide insights on technology and information security issues across the Group. The working group has met formally eight times since its inception, and has held additional ad hoc sessions on priority strategic topics including data and cybersecurity. The Technology Governance Working Group's recommendations were presented to the Board in January 2022 when it was decided that the working group will remain an informal committee of the Board. For further details on the future of the working group, see the Group Chairman's governance statement on page 254.

HSBC Holdings plc	263

Report of the Directors | Corporate governance report

Board engagement with shareholders
In 2021, the Group Chairman, Senior Independent Director and other non-executive Directors, often with the Group Company Secretary and Chief Governance Officer, engaged with a number of our large institutional investors in 15 meetings. The Group Chief Executive and the Group Chief Financial Officer attended over 30 meetings with investors in 2021. Key topics included our financial performance, climate policies and progress in relation to the climate resolution passed at the 2021 AGM. Other topics discussed with investors included geopolitical tensions, primarily relating to Hong Kong, mainland China, the US and the UK, as well as Board composition, changes to the Group Executive Committee, and the impact of the Covid-19 pandemic on the Group, its employees, customers and communities.
The Group Remuneration Committee Chair met with representatives from key investors and proxy advisory firms numerous times during the fourth quarter of 2021, in preparation for its discussion and decision making on the 2021 executive Directors' performance outcomes and the renewal of the 2022 Directors' remuneration policy.

Board roles, responsibilities and meeting attendance

The table below sets out the Board members' respective roles, responsibilities and attendance at Board meetings and the AGM in 2021. For a full description of responsibilities, see www.hsbc.com/who-we-are/leadership-and-governance/board-responsibilities.

Roles	Board attendance in 2021	Responsibilities
Group Chairman Mark E Tucker[1,2]	12/12
•Provides effective leadership of the Board and promotes the highest standards of corporate governance practices.
•Leads the Board in providing strong strategic oversight and setting the Board’s agenda, culture and values.
•Leads the Board in challenging management’s thinking and proposals, and fosters open and constructive debate among Directors.
•Maintains external relationships with key stakeholders and communicates investors' views to the Board.
•Organises periodic monitoring and evaluation, including externally facilitated evaluation, of the performance of the Board, its committees and individual Directors.

Executive Director Group Chief Executive Noel Quinn[2]	12/12
•Leads and directs the implementation of the Group’s business strategy, embedding the organisation’s culture and values.
•Leads the Group Executive Committee with responsibility for the day-to-day operations of the Group, under authority delegated to him from the Board.
•Maintains relationships with key internal and external stakeholders including the Group Chairman, the Board, regulators, governments and investors.

Executive Director Chief Financial Officer Ewen Stevenson[2]	12/12
•Supports the Group Chief Executive in developing and implementing the Group strategy and recommends the annual budget and long-term strategic and financial plan.
•Leads the Finance function and is responsible for effective financial reporting, including the effectiveness of the processes and controls, to ensure the financial control framework is robust and fit for purpose.
•Maintains relationships with key stakeholders including shareholders.

Non-executive Directors Senior Independent Director David Nish[2,3]	12/12
•Supports the Group Chairman, acting as intermediary for non-executive Directors when necessary.
•Leads the non-executive Directors in the oversight of the Group Chairman, supporting the clear division of responsibility between the Group Chairman and the Group Chief Executive.
•Listens to shareholders' views if they have concerns that cannot be resolved through the normal channels.

Laura Cha[2,3,4]	6/6	•Develop and approve the Group strategy. •Challenge and oversee the performance of management. •Approve the Group’s risk appetite and review risk profile and performance.
Henri de Castries[2,3,4,6]	5/6
Rachel Duan[3,5]	4/4
Dame Carolyn Fairbairn[3,5]	4/4
James Forese[2,3]	12/12
Steven Guggenheimer[2,3]	12/12
Irene Lee[2,3]	12/12
Dr José Antonio Meade Kuribreña[2,3]	12/12
Heidi Miller[2,3,4]	6/6
Eileen Murray2,3.6	9/12
Jackson Tai[2,3]	12/12
Pauline van der Meer Mohr[2,3]	12/12
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
2    Attended the AGM on 28 May 2021.
3    Independent non-executive Director. All of the non-executive Directors are considered to be independent of HSBC. There are no relationships or circumstances that are likely to affect any individual non-executive Director’s judgement. All non-executive Directors have confirmed their independence during the year.
4    Heidi Miller, Laura Cha and Henri de Castries retired from the Board on 28 May 2021.
5    Rachel Duan and Dame Carolyn Fairbairn joined the Board effective 1 September 2021.
6    Henri de Castries was unable to attend one Board meeting due to a conflict of interest. Eileen Murray was unable to attend meetings in the last few months of 2021 due to personal health reasons, but was kept informed of Board and relevant committee matters. She was fully briefed ahead of her return to regular meeting attendance in January 2022. Eileen continues to have sufficient time to dedicate to her role with HSBC.

264	HSBC Holdings plc

Board induction and training
The Group Company Secretary and Chief Governance Officer works with the Group Chairman to oversee appropriate induction and ongoing training programmes for the Board. On appointment, new Board members are provided with tailored and comprehensive induction programmes to fit with their individual experiences and needs, including the process for dealing with conflicts.
The induction programme is delivered through formal briefings and introductory sessions with Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered include, but are not limited to: purpose and values; culture and leadership; governance and stakeholder management; Directors' legal and regulatory duties; recovery and resolution risk; anti-money laundering and anti-bribery; technical and business briefings; and strategy.
An early focus on induction allows a new Board member to contribute meaningfully from appointment. The structure of the induction supports good information flows within the Board and its committees, as well as between senior management and non-executive Directors, providing a clear understanding of our culture and way of operating.
During 2021 we welcomed two new non-executive Directors, Rachel Duan and Dame Carolyn Fairbairn, to our Board. We gave careful consideration to creating relevant and bespoke induction programmes for each of the new non-executive Directors, particularly given their differing geographical locations and the continuing Covid-19-related challenges for meetings in person. For illustrations of the typical induction modules, see the 'Directors' induction and ongoing development in 2021' table on the following page.
Non-executive Directors continued to engage with each other through virtual meetings amid continuing Covid-19-related travel restrictions. We continue to plan and look forward to opportunities to facilitate safe and comprehensive person-to-person engagement, both in and out of Board meetings. These opportunities provide invaluable insight and understanding of our business, customers, culture and people.
Directors undertook routine training during 2021. They also participated in 'deep dive' sessions into specific areas of the Group’s strategic priorities, risk appetite and approach to managing certain risks. These training sessions included external consultants who provided insights into geopolitical matters, macroeconomics and investor sentiments. Other topics of focus included: operations and technology strategy; the resolvability assessment framework; and climate change and sustainability.
Non-executive Directors also discussed individual development areas with the Group Chairman during performance reviews and in conversations with the Group Company Secretary and Chief Governance Officer. The Group Company Secretary and Chief Governance Officer makes appropriate arrangements for any additional training needs identified using internal resources, or otherwise, at HSBC’s expense.
Members of Board committees receive relevant training as appropriate. Directors may take independent professional advice at HSBC’s expense.
Board Directors who serve on principal subsidiary boards also receive training relevant to those boards. Opportunities exist for the principal subsidiary and principal subsidiary committee chairs to share their understanding in specific areas with the Board Directors. During 2021, the Group Chairman hosted a Non-Executive Director Summit where 200 independent non-executive directors from the Group's subsidiaries attended a virtual session along with Board Directors. They received updates and training on Group-wide matters including climate change, technology, culture and the launch of the newly developed Non-Executive Director Handbook. Following its success, further Non-Executive Director Summits will take place during 2022.

Q&A with Rachel Duan

Q: What is your impression and experience of the onboarding process for HSBC?
From the very start of the process I was impressed at the level of attention given to my induction programme. Care was taken to tailor my meetings and the information provided so that it was relevant for me and thereby ensured a smooth, efficient and thoughtful process.
Q: How have you managed to get insight into the wider Group governance?
Before my joining date I was afforded many opportunities to meet colleagues, both virtually and physically. Shortly after joining, I visited our Hong Kong office to meet, among others, Peter Wong, non-executive chairman of The Hongkong and Shanghai Banking Corporation Limited. This gave me the chance to gain insight into governance matters in Asia. In July 2021, I was invited to attend the Non-Executive Director Summit, which was a great introduction into the Group's and its subsidiaries' governance matters. These engagements highlighted key areas of focus for HSBC and provided clear insight into the Group's way of working.
Q: How prepared did you feel for the first Board meeting in September?
My tailored engagements and bespoke briefings started shortly after the announcement of my intention to join the HSBC Board in March, all of which helped me get my arms around this complex organisation and made me feel included and ready to execute my role in the boardroom with ease.

Q&A with Dame Carolyn Fairbairn

Q: How have you got an understanding of the Board's focus on culture?
The culture at HSBC is thoughtful and inclusive. I could see from the carefully planned induction meetings which were arranged well ahead of my joining. I have been introduced to two employee resource groups: Ability, the disability and mental health network, and Embrace, an ethnicity network, and value the opportunity to support them. Also, the Board opens every meeting with a ‘culture moment’, which really demonstrates how it connects closely with the corporate values, and openly expresses how these are observed.
Q: What has been your experience of preparing for membership of the Group Remuneration Committee and the Group Risk Committee?
Before I joined, I engaged closely with the committees' chairs, as well as senior management, to understand their priorities, including a new remuneration policy for the 2022 AGM and the climate agenda. I remain actively engaged with the members to ensure a smooth transition onto these committees.
Q: Did your attendance at the 2021 AGM give you a better understanding of the Group's business?
Attending the 2021 AGM, ahead of my official appointment to the Board, enabled me to witness HSBC’s first hybrid meeting with shareholders. I was pleased to see that the company’s planning enabled as many shareholders as possible to participate in this annual event, despite the persistent Covid-19 pandemic challenges, demonstrating HSBC's inclusive culture. The questions from shareholders were insightful and gave me a good sense of what was top of investors’ minds and how the company was responding to such concerns, particularly on the climate agenda.

HSBC Holdings plc	265

Report of the Directors | Corporate governance report

Directors’ induction and ongoing development in 2021
Director	Induction[1]	Strategy and business briefings[2]	Risk and control[3]	Corporate governance, ESG and other reporting matters[4]	Board and global mandatory training[5]	Chair and subsidiary non-executive Director forums[6]
Rachel Duan	●	●	●	●	●	●
Dame Carolyn Fairbairn	●	●	●	●	●	●
James Forese	ô	●	●	●	●	●
Steven Guggenheimer	ô	●	●	●	●	●
Irene Lee	ô	●	●	●	●	●
José Antonio Meade Kuribreña	ô	●	●	●	●	●
Eileen Murray	ô	●	●	●	●	●
David Nish	ô	●	●	●	●	●
Noel Quinn	ô	●	●	●	●	●
Ewen Stevenson	ô	●	●	●	●	●
Jackson Tai	ô	●	●	●	●	●
Mark Tucker	ô	●	●	●	●	●
Pauline van der Meer Mohr	ô	●	●	●	●	●
1    The induction programme was delivered through formal briefings and introductory sessions with Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered included, but were not limited to: purpose and values; culture and leadership; governance and stakeholder management; Directors’ legal and regulatory duties; recovery and resolution risk; anti-money laundering and anti-bribery; technical and business briefings; and strategy.
2    Directors participated in business strategy, market development and business briefings, which are global, regional and/or market-specific. Examples of specific sessions held in 2021 included: 'US strategy: restructuring of the operating model' and 'Climate change: becoming net zero by 2050'.
3    Directors received risk and control training. Examples of specific sessions held in 2021 included: 'Stress testing' and 'ICAAP/ILAAP'.
4    All Directors received training on topics such as: 'Resolvability assessment framework', 'Climate and sustainable finance' and 'IFRS 17'.
5    Global mandatory training, issued to all Directors, mirrored training undertaken by all employees, including senior management. This included: management of risk under the enterprise risk management framework, with a focus on operational risk; cybersecurity risk; health, safety and well-being; data privacy and the protection of data of our customers and colleagues; combating financial crime, including understanding money laundering, sanctions, fraud and bribery and corruption risks; and our values and conduct, including workplace harassment and speaking up.
6    Chairman's Forum, Remuneration Committee Chairs' Forum and the Non-Executive Director Summit.
Board committees and working groups
The Board delegates oversight of certain audit, risk, remuneration, nomination and governance matters to its committees. Each standing Board committee is chaired by a non-executive Board member and has a remit to cover specific topics in accordance with their respective terms of reference. Only independent non-executive Directors are members of Board committees. Details of the work carried out by each of the Board committees can be found in the respective committee reports from page 273.
In addition to the Board committees, working groups are established to enhance Board governance. The Technology Governance Working Group was first convened in March 2021 to enhance the Board's oversight of technology strategy, governance and emerging risks, and to enhance connectivity with the principal subsidiaries. The working group will continue in 2022 but will remain a working group, not a formal committee of the Board. For further details, see page 263.
The Board Oversight Sub-Group is also part of the group operating rhythm ahead of Board meetings. As described on page 263, this group offers the Board and senior management an informal forum to discuss key matters before they are considered by the Board.
In addition, the Chairman’s Committee is convened to provide flexibility for the Board to consider ad hoc Board and routine matters between scheduled Board meetings. All Board members are invited to attend all Chairman's Committees.

266	HSBC Holdings plc

Relationship between Board and senior management
The Board delegates day-to-day management of the business and implementation of strategy to the Group Chief Executive. The Group Chief Executive is supported in his management of the Group by recommendations and advice from the Group Executive Committee ('GEC'), an executive forum comprising members of senior management that include chief executive officers of the global businesses, regional chief executive officers and functional heads.
The Directors are encouraged to have contact with management at all levels, and have full access to all relevant information. Non-executive Directors are encouraged to visit local business operations and meet local management when they attend off-site Board meetings and when travelling for other reasons but only when it is safe to do so. While there were limited physical opportunities for Board members to meet in 2021, there were several virtual meetings with senior executives including induction meetings and subject matter 'deep dives', as well as regular working meetings.
Connectivity between management and the Board is further facilitated through informal discussion held as required on an ad hoc basis, and as part of the Board Oversight Sub-Group meetings.

Executive governance
The Group’s executive governance is underpinned by the Group operating rhythm, which helps facilitate end-to-end governance between senior leadership and the Board, and sets out the Board and executive engagement schedule.
The Group operating rhythm is characterised by three pillars:
•The GEC normally meets every week to discuss current and emerging issues.
•On a monthly basis, the GEC reviews the performance of global businesses, principal geographical areas and legal entities. These performance reviews are supplemented by operating unit performance review meetings between the Group Chief Financial Officer and each of the chief executive officers of the global businesses, principal geographical areas and legal entities on an individual basis. The Group Chief Executive and Group Risk and Compliance Officer have standing invitations to these meetings.
•The GEC holds a strategy and governance meeting two weeks in advance of each Board meeting.
Separate committees have been established to provide specialist oversight for matters delegated to the Group Chief Executive and senior management, in keeping with their responsibilities under the Senior Managers and Certification Regime. Some of these committees are dedicated sub-committees of the GEC, including the new ESG Committee, the Transformation Oversight Executive Committee and the Acquisitions and Disposals Committee, and all committees together support and facilitate collective decision taking and individual accountabilities. These committees support the Group Chief Executive and GEC members in areas such as capital and liquidity, risk management, disclosure and financial reporting, restructuring and investment considerations, transformation programmes, ESG matters and talent and development.
In addition to our regional company secretaries supporting our principal subsidiaries, we have corporate governance officers supporting our global businesses and our larger global functions to assist in effective end-to-end governance, consistency and connectivity.

Subsidiary governance
Certain subsidiaries are formally designated as principal subsidiaries by approval of the Board. In addition to their obligations under their respective local laws and regulation, principal subsidiaries have an important role in supporting effective and high standards of governance across the Group.
The designated principal subsidiaries are:

Principal subsidiary	Oversight responsibility
The Hongkong and Shanghai Banking Corporation Limited	Asia-Pacific
HSBC Bank plc	Europe, Bermuda (excluding Switzerland and UK ring-fenced activities)
HSBC UK Bank plc	UK ring-fenced bank and its subsidiaries
HSBC Middle East Holdings BV	Middle East and North Africa
HSBC North America Holdings Inc.	US
HSBC Latin America Holdings (UK) Limited	Mexico and Latin America
HSBC Bank Canada	Canada
In general, principal subsidiaries are responsible for overseeing the implementation of the subsidiary accountability framework for Group companies in the region for which they are responsible. The subsidiary accountability framework, approved in 2020, and refreshed by the Board in 2021, set out to improve communications and connectivity between the Group and its subsidiaries. It is subject to regular review and is occasionally updated to improve how the respective roles of principal subsidiaries and other subsidiaries are articulated. This helps to provide the Group with a shared understanding and a consistent approach towards its strategic objectives, culture and values and furthers the efforts to streamline and align corporate governance.
The Group Chairman interacts regularly with the chairs of the principal subsidiaries, including through the Chairman’s Forum, which brings together the chairs of the principal subsidiaries, the chairs of the Group's audit, risk and remuneration committees and the Group Chief Executive to discuss Group-wide and regional matters. The Group Chairman hosted 11 Chairman’s Forums in 2021, which were also attended by relevant executive management, to cover sessions on strategy, financial performance and investor sentiment, geopolitics, culture, employee engagement, diversity and inclusion, technology and data, group recovery planning, corporate governance and implementation of the updated subsidiary accountability framework. The Non-Executive Director Summit, hosted by the Group Chairman, was also an effective subsidiary directors' engagement event. For further details, see page 265.
The chairs of the principal subsidiaries’ committees are invited to attend the relevant forums to raise and discuss current and future global issues, including regulatory priorities in each of the regions. While the Audit and Risk Committee Chairs' Forums did not take place in 2021, the chairs of the Group Audit Committee and Group Risk Committee continued to have regular dialogue with the respective committees of the principal subsidiaries to ensure an awareness and coordinated approach to key issues. The annual Remuneration Committee Chairs' Forum took place in October, and provided the principal subsidiary chairs with an opportunity to discuss performance, key considerations and positioning in advance of the pay review process. A follow-up forum was held in early December to provide transparency around pay outcomes and allocation, with feedback from the discussion used to shape the final pay proposals, which were considered and approved by the Group Remuneration Committee.
Board members attend principal subsidiary meetings as guests from time to time. Similarly, principal subsidiary directors are invited to attend committee meetings at Group level, where relevant, and in particular, when the Prudential Regulation Authority ('PRA') is in attendance. The chairs of the principal subsidiary risk committees are regular attendees at the Group Risk Committee.

HSBC Holdings plc	267

Report of the Directors | Corporate governance report

Board activities during 2021
During 2021, the Board was focused on HSBC's strategic direction and overseeing performance and risk. It considered performance against financial and other strategic objectives, key business challenges, emerging risks, business development, investor relations and the Group’s relationships with its stakeholders. The end-to-end governance framework facilitated discussion on strategy and performance by each of the global businesses and across the principal geographical areas, which enabled the Board to support executive management with its delivery of the Group’s strategy.
The Board's key areas of focus in 2021 are set out by theme below.
Strategy and business performance
Since the Group announced a new strategic focus and associated transformation programme in February 2020, it has set out to reshape underperforming businesses, simplify the organisation and reduce costs. The strategy aims to increase returns for investors, create capacity for future investment and build a sustainable platform for growth.
The Board, which held a dedicated strategy session in May 2021, assessed the delivery of strategic achievements throughout the year through both the perspectives of the global businesses and the regions. The Board took a holistic view by reviewing management’s strategic alignment to, and outcomes against, HSBC's four strategic pillars of: focus on our strengths, digitise at scale, energise for growth and transition to net zero.
Environmental, social and governance
In 2020, the Group announced its new climate ambition to align financed emissions to net zero by 2050 and become net zero for its own operations and supply chain by 2030. The Group aims to achieve this by supporting clients on the road to a net zero carbon economy and a focus on sustainable finance opportunities. In 2021, the Board considered more climate matters at its meetings, including participating in four climate 'deep-dives' and approving the climate-related resolution for the 2021 AGM. For further details on how the Board is meeting its climate agenda ambitions, see the ESG review on page 43.
The Board has also considered other sustainability matters, including human rights, a new thermal coal phase-out policy, the operating model for sustainability and the methodology for climate-aligned financing.
The Board received regular reports on the continuing challenges presented by the ongoing Covid-19 pandemic, which supported the Group’s responses and measures to mitigate the effects, including, providing medical aid and assistance to our colleagues in India and other regions.
The Board takes overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution and associated reporting. It has enhanced its oversight of ESG matters, with a dedicated agenda item on this topic introduced for 2022. Management has also enhanced its governance model with the introduction of a new ESG Committee and supporting forums, which will support senior management in the delivery of the Group’s ESG strategy, key policies and material commitments by providing holistic oversight over – and management and coordination of – ESG commitments and activities.
Financial decisions
The Board approved key financial decisions throughout the year and approved the Annual Report and Accounts 2020, the Interim Report 2021 and the first quarter and the third quarter Earnings Releases.
At the start of 2021, the Board approved the 2021 annual financial resourcing plan and in December 2021 approved the financial resourcing plan for 2022. The Board monitored the Group's performance against the approved 2021 financial resourcing plan, as well as the plans of each of the global businesses. The Board also approved the renewal of the debt issuance programme, and as announced on 26 October 2021 the buy-back programme.
Following the decision in 2020 to cancel the fourth interim dividend for 2019, on 23 February 2021, we announced that after considering the requirements set out in the PRA's temporary approach to shareholder distributions for 2020, an interim dividend for 2020 of $0.15 per ordinary share would be paid in cash on
29 April 2021. On 2 August 2021, we announced an interim dividend of $0.07 for the 2021 half-year paid in cash on
30 September 2021. For further details of dividend payments, see page 425.
The Board has adopted a policy designed to provide sustainable dividends going forward. For the financial year 2021, we are at the lower end of our target dividend payout ratio range of between 40% and 55% of reported earnings per ordinary share (‘EPS’), driven by ECL releases and higher restructuring costs. The dividend policy has the flexibility to adjust EPS for non-cash significant items such as goodwill or intangible impairments. The Board believes this payout ratio approach will allow for a good level of income to shareholders and a progressive dividend, assuming good levels of economic and earnings growth.
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
•the Group’s obligations under the Modern Slavery Act and approval of the Modern Slavery and Human Trafficking Statement;
•stress testing and capabilities required to meet the PRA’s resolvability assessment framework;
•the revised terms of reference for the Board and Board committees; and
•delegations of authority.
The Board also reviewed and monitored the implications of geopolitical developments during the year including US-China relations and the impacts to trade following the UK's departure from the EU.
Technology
Throughout the year, the Board received regular updates on technology from the Group Chief Operating Officer, including updates on the refreshed technology strategy and restructuring of the technology leadership function.
In early 2021, the Technology Governance Working Group was established to oversee and enhance the Group's governance of technology. For further details on this group’s work and the future of the Board’s oversight of technology governance, see page 263.
People and culture
The Board continued to spend time discussing people and culture-related topics. To set the right cultural tone, since March 2021, each Board meeting has begun with a Director or regular attendee describing a 'cultural moment' he or she had experienced, including observations of behaviours within the Group aligned to the purpose and values. Once a year the chairs from each of the principal subsidiaries present to the Chairman's Forum on their respective board engagement activities and learnings, including

268	HSBC Holdings plc

cultural insights. Twice a year the Group Chief Human Resources Officer attends the Board to provide insights into the Group’s employee Snapshot survey results measuring employee sentiment, talent plans, progress on the embedding of the new purpose and values, and the measurement of culture. This reporting includes a culture insights report, which allows the Board to monitor culture through receipt of data on culture perceptions and using the indicators of behaviours/sentiment and business outcomes/people data. These presentations help enable the Board to monitor and assess the organisation's culture.
Board engagement with management and the wider workforce continued to remain a strong area of attention.
Governance
The Board continued to oversee the governance, smooth operation and oversight of the Group and its principal and material subsidiaries. Following a review of subsidiary governance, the Board oversaw the implementation of the review findings, with the support of the Nomination & Corporate Governance Committee.
The Board also supported new governance initiatives to encourage simplification and promote effective decision making in the business. Such initiatives included the refinement of Board and committee papers, and a review to reduce unnecessary committee meetings to free management time and encourage individual accountability and decision taking.
Succession planning was considered at the Nomination & Corporate Governance Committee. During the year, Laura Cha, Henri de Castries and Heidi Miller retired as independent non-executive Directors. The Board appointed Rachel Duan and Dame Carolyn Fairbairn as independent non-executive Directors who joined the Board in September 2021. The Board, supported by the Nomination & Corporate Governance Committee, will continue to review the skills and experience of the Board as a whole to ensure that it comprises the relevant skills, diversity, experiences and competencies to discharge its responsibilities effectively.
For further details on the review, subsequent actions and changes to the Board, see the Nomination & Corporate Governance Committee report on page 273.
The Board monitored its compliance with the UK Corporate Governance Code, the Hong Kong Corporate Governance Code and the Companies Act 2006 throughout the year.

Workforce engagement
The Board continued to place great emphasis on the importance of engagement with the workforce, including colleagues affected by the continued impact of the Covid-19 pandemic and the return to offices in the UK and elsewhere. The Board also considered the impact of the launch of our new purpose and values and the ongoing transformation activity, including the announcement of the disposal of our retail businesses in the US and France.
In accordance with the UK Corporate Governance Code, the Board reaffirmed that it continued to believe that the 'alternative arrangements' approach remained most appropriate for the Group in engaging and understanding the views of the workforce. The programme of engagement covered a variety of interaction styles: more bespoke sessions with smaller groups; formal presentations; Q&A opportunities; and other sessions to facilitate engagement across a breadth of experience, geographical spread and seniority. This variety of engagements enabled open dialogue and two-way discussions between Directors and employees. These sessions allowed the Board to gain valuable insight on employee perspectives, which in turn informed their deliberations and decision making at Board and committee meetings. The Board receives updates on how the Group engages with stakeholders, including the workforce, by way of the Group Chief Executive's Board report and the Group Chairman's weekly Board note. In addition, the Board's agenda regularly includes non-executive Director workforce and other stakeholder engagement updates. These help to inform the Board of employee initiatives and sentiment and allow the Board to plan for future engagement activities.
The flexibility of this approach allowed all Board members the opportunity for direct engagement – albeit often virtually during 2021 – with a broad cross-section of the workforce, spanning global businesses, functions and geographies. It also gave insights provided by management through our employee listening tools and surveys. The Board received formal updates from the Group Chief Executive and the Group Chief Human Resources Officer on employee views and sentiment. These include results of employee engagement surveys, benchmarked data, and additional surveys to understand well-being throughout the Covid-19 pandemic. The Chairman’s Forum meetings also discussed employee feedback from the Group's subsidiaries.
Specific engagement between the Board and the wider workforce included meetings and events with:
•representatives of the employee resource groups and each of the non-executive Directors who have been partnered to support the designated groups: Ability, Balance, Embrace, Faith, Generations, Nurture, Pride, and Communities;
•the Nurture employee resource group, which hosted online events on domestic abuse and working fathers, during which non-executive Directors discussed with a small group of employees how the Group had supported them during such challenging times and how the Board could promote further initiatives;
•first and second year members of the HSBC graduate scheme, who discussed their experiences of hybrid working and HSBC's culture, purpose and values;
•US executive management, who held succession and emerging talent sessions, and who also discussed our net zero ambitions, career pathways, and the delivery of our strategy; and
•African heritage employee resource group leaders, who held a roundtable event to discuss inclusivity at work.

HSBC Holdings plc	269

Report of the Directors | Corporate governance report

Board activities in 2021
Main topic	Sub-topic	Meetings at which topics were discussed[1]
		Jan	Feb	Mar	Apr	May	Jun	Jul	Sep	Nov	Dec
Strategy	Group strategy	ô	ô	ô	ô	●	ô	ô	ô	ô	●
	Regional strategy/global business strategy	●	●	ô	●	●	●	●	●	ô	ô
	Environmental, social, governance	ô	ô	ô	ô	●	ô	ô	●	●	●
Business and financial performance	Region/global business	●	●	ô	●	●	ô	●	●	ô	●
	Financial performance	●	●	ô	●	●	ô	●	●	ô	●
Financial	Results and accounts	●	●	ô	ô	ô	ô	ô	ô	ô	ô
	Dividends	●	●	ô	ô	ô	ô	ô	ô	ô	ô
	Group financial resource planning	●	ô	ô	●	ô	ô	ô	ô	ô	●
Risk	Risk function	●	●	ô	●	●	ô	●	ô	ô	●
	Risk appetite	●	ô	ô	ô	ô	ô	●	●	ô	●
	Capital and liquidity adequacy	●	ô	●	●	ô	ô	ô	ô	ô	ô
Regulatory	Regulatory and legal matters[2]	ô	●	●	●	●	●	●	●	ô	●
	Regulatory matters with regulators in attendance[3]	ô	ô	ô	ô	ô	ô	●	●	ô	ô
External	External insights	ô	●	ô	●	ô	ô	●	ô	ô	●
Technology	Strategic and operational	●	ô	ô	ô	ô	ô	●	ô	●	●
People and culture	Purpose, values and engagement	●	●	ô	●	ô	ô	ô	●	ô	ô
Governance	Subsidiary governance framework	ô	●	ô	ô	ô	ô	ô	ô	ô	ô
	Policies and terms of reference	●	ô	ô	●	ô	●	●	ô	ô	ô
	Board/committee effectiveness	●	ô	ô	ô	ô	ô	ô	ô	ô	ô
	Appointment and succession	●	●	●	ô	●	●	●	ô	ô	ô
	AGM and resolutions	●	●	ô	●	●	ô	ô	ô	ô	ô
1    No formal Board meetings were held during August and October 2021.
2    Includes resolvability assessment framework, modern slavery and human trafficking, statement of business principles and code of conduct, regional updates and listing renewals.
3    Meetings attended by members of the Financial Conduct Authority, Prudential Regulation Authority, Monetary Authority of Singapore, Hong Kong Monetary Authority.

Board and committee effectiveness, performance and accountability
The Board and its committees are committed to regular, independent evaluation of their effectiveness at least once every three years.
In 2020, the Nomination & Corporate Governance Committee invited Dr Tracy Long of Boardroom Review Limited to support the Board with its annual evaluation and to conduct a follow-up review on the Board's progress against the findings and recommendations from her 2019 report.
In 2021, the Nomination & Corporate Governance Committee approved the conducting of an internal evaluation of the Board and its committees, with the assistance of an externally facilitated questionnaire system managed by Lintstock, an independent service provider with no other connection to the Group or any individual Director. The questions were designed by the Group Company Secretary and Chief Governance Officer and included some of the themes addressed by Dr Long's previous reviews, namely: leadership, shared perspective, culture, end-to-end governance and future thinking. A summary of the effectiveness reviews of the Board and the Board committees can be found on page 271 and in the respective committee reports on pages 273 to 303.
To gather qualitative feedback the Group Company Secretary and Chief Governance Officer, together with the Deputy Group Secretary, conducted one-to-one interviews with all questionnaire respondents, including all the Board Directors, regular attendees of the relevant meetings and key advisers. The Group Chairman and committee chairs also participated in additional discussion following the consolidation of feedback in respect of the individual committees.
In general, there were consistent findings across the Board and committee reviews. These included: a desire to be more forward looking; more discussion of contextual matters such as economic, social, and geopolitical issues; maintaining a supportive and challenging relationship between the Board, its committees and senior management; providing clear governance for our subsidiaries; and a more consistent approach in leading and living the Group purpose and values.
At its January 2022 meeting, the Board considered the findings and noted the following areas of focus: in person Board and committee meetings; succession planning; diversity in Board composition including the need for more Asian and banking experience; prioritising digital opportunities; and more Board meeting time dedicated to customers.
The Group Chairman led a discussion at which the Board agreed the actions and priorities to be implemented, which will be monitored and addressed on an ongoing basis. Similar discussions were carried out by each of the committee chairs in their respective January meetings. Progress against these actions will be included in the Annual Report and Accounts 2022.
During 2021, a review of the Group Chairman’s performance was led by the Senior Independent Director in consultation with the other independent non-executive Directors, management and key stakeholders. Non-executive Directors also undergo regular individual reviews with the Group Chairman. These reviews confirmed that the performance of the Group Chairman and each Director was effective and that each had met their time commitments during the year.
The review of executive Directors’ performance, which helps determine the level of variable pay they receive each year, is contained in the Directors’ remuneration report on page 304.

270	HSBC Holdings plc

Summary of 2020 Board effectiveness recommendations and actions:
	Recommendation from the evaluation	Progress against recommendations
Leadership
•Continue to focus on Board succession planning, building on the progress made during 2020 to facilitate and manage succession for Board and committee positions, cognisant of diversity in all aspects and making full use of external advisers and skills matrix analysis.
•Embed executive succession so that it translates into a stronger, more diversified talent pool for future senior leadership.

Significant time has been allocated at Nomination & Corporate Governance Committee meetings to discuss these items. An additional session was held in March to discuss Board and committee composition, and senior executive changes. Discussions have included succession candidates at the layer below the GEC, and plans to simplify the senior grade structure at managing director level and above.
Progress reports for the Asia talent programme were submitted to Nomination & Corporate Governance Committee meetings, with the first received at the May meeting.

Shared perspective
•Optimise use of Board information to enhance testing of the effectiveness of the strategic and business plans with reference to the evolving external factors and competitive landscape across its key markets.

The Board operating rhythm continues to be effective. Positive feedback from non-executive and executive Directors confirmed that the Board Oversight Sub-Group is valuable for all stakeholders.
We have made use of the expertise and experience of our non-executive Directors by rotating attendance at our Board Oversight Sub-Group meetings, according to the topic to be discussed.
Regular feedback is sought from members of the GEC and the Board to ensure that the Board operating rhythm continues to support the Group's decision making.

Culture	•Continue to review and determine the culture and key behaviours required to support the delivery of the revised strategy with a clear focus on pace and execution.
The Board Oversight Sub-Group meetings supported both the executive Directors and the Board to take strategic decisions in a timely manner, and ensure effective use of time in Board meetings. The enhanced strategy was announced alongside the 2021 interim results, including the Group's proposed disposal of the US retail banking franchise.
Cadence of reporting to the Board in support of its oversight of culture was agreed. This takes place twice per year alongside updates on workforce engagement. The Board has adopted a 'culture moment' at the beginning of each meeting.

Future thinking	•Maintain and evolve good quality papers and presentations to the Board to continue providing insight and supporting informed decision making
The Group’s new Board paper template and guidance on the most effective writing approach has now been implemented across the Board and committee meetings.
We also provided presenter and chair training to members of the Group Executive and wider management.

HSBC Holdings plc	271

Report of the Directors | Corporate governance report

Summary of 2021 Board effectiveness recommendations and actions
	Findings from the evaluation	Recommendations for action
Composition and Board dynamics
•The Board's overall skills and capability, and diversity and inclusion representation, could be improved, particularly with Asian background and banking experience.
•Significant collective knowledge of existing chairs who are all extremely able and active in their roles must be considered as part of succession planning.
•Strong relationships exist among Board members and senior management with the Board providing appropriate challenge and support as necessary.
•The Board Oversight Sub-Group has been a useful forum for Directors and senior management to hold discussions in advance of Board meetings.
•There is a strong desire to return to in-person meetings. The Group Chairman was complimented on his management of meetings and Board communication throughout the pandemic.
•Increased engagement outside of formal meetings with executives and employees to aid focused, informed and efficient discussion in formal meetings was welcomed.

The Board will support the Nomination & Corporate Governance Committee’s focus on identifying and securing additional Board members, reflecting on the membership of the committees, and with a particular focus on Hong Kong, mainland China and south-east Asian representation, as well as banking expertise and diversity. In addition, through the Nomination & Corporate Governance Committee, the Board should consider the tenure of the Chairs of the Board, the Group Audit Committee and the Group Risk Committee to ensure there is well planned succession so as not to lose their collective knowledge and experience within too short a space of time.
The Board will explore different approaches to in-person meetings during 2022 to allow members to meet face to face in different locations, and to continue to facilitate communication between the Board and management.
The Board will support an appropriate level of employee and customer engagement outside formal meetings while ensuring both receive adequate time on the Board agenda.

Meetings, priorities and materials
•Board meetings were efficiently and effectively managed, in terms of the logistics and support, as well as the quality of materials which had improved during the year as a result of the introduction of the new templates. Continuation of that improvement would help the effort to reduce length, improve timelines and drive clarity.
•The Board should build on foundational work to date to provide greater clarity on climate matters, and more broadly ESG issues.
•The Board should increase its focus on understanding of – and attention to – customers, and also digital opportunities and threats.
•Strategic oversight was highly regarded overall, with a request for the development of Board materials to more easily track progress of the strategic priorities. Attention to execution, prioritisation, capability and capacity were recurring themes.

Senior management will clearly articulate progress against strategic objectives in Board materials, particularly in relation to relevant strategic levers and prioritisation. The forward agenda planner will capture the key areas of future focus, particularly ESG, digital and customer issues.
The improvement in style and content of Board and committee papers will continue in 2022 with the Corporate Governance and Secretariat facilitating management’s commitment to improving information to the Board.
A 2022 Board meeting will include digital opportunities and threats as an agenda item.

Risk
•The Board oversaw risk matters as part of its dedicated sessions but suggested more focus on emerging risks and consideration of 'what keeps management awake at night' with forward-looking discussion and debate at Board meetings in addition to at the Group Risk Committee.

The Board will hold two forward-looking strategic risk discussions per year focused on emerging areas of threat and/or opportunity, to ensure that the Board is considering how to maximise growth opportunities and appropriate mitigants.

Principal subsidiaries	•The Board should continue to evolve good quality papers and presentations at meetings to continue providing insight, and support for, informed decision making.	Through the subsidiary accountability framework, the Board will continue to monitor progress of governance of principal subsidiaries and maintain subsidiary director interactions through the annual virtual Non-Executive Director Summit.

Committee connectivity and collaboration
•The Board should look to improve coordination between Board committees and the Technology Governance Working Group to ensure minimal overlap in content and optimal coverage of relevant matters, and ensure appropriate reporting to the Board for discussion.
The Board will undertake a review of the Board committees’ and Technology Governance Working Group's terms of reference, with particular reference to technology, transformation, data, cyber-related matters and ESG matters. In each case, the Board will ensure that there is clarity as to the remit and responsibilities of each committee and the Technology Governance Working Group, with a view to reducing any duplication and ensuring optimal coverage of relevant matters. Enhanced planning will be implemented across Board and committee agendas to improve rhythm of topics for discussion by the Board.

272	HSBC Holdings plc

Board committees
Nomination & Corporate Governance Committee

"The Committee has overseen another year of significant activity, with a number of changes to the Board and senior executive team, as well as to our subsidiary governance practices."
Dear Shareholder
I am pleased to present the Nomination & Corporate Governance Committee report, which provides an overview of the work of the Committee and its activities during the year.
The Committee has overseen another year of significant activity, with a number of changes to the Board and senior executive team, as well as to our subsidiary governance practices.
Executive development and succession has continued to be a priority for the Committee, with various joiners approved throughout the year, improving the capability and depth of our senior leadership team. This included the approval of a new senior leadership structure with an expanded Group Executive Committee and a new General Manager cohort with enterprise-wide responsibilities. The Committee has supported the establishment of a flagship development programme for senior executives and the first HSBC Bank Director Programme, which aims to prepare senior talent for roles on subsidiary boards.
Significant progress has also been made in enhancing our subsidiary governance practices over recent years, with further improvements made during 2021. In accordance with the recommendation arising from the subsidiary governance review undertaken in 2020, we implemented a refreshed subsidiary accountability framework, which now applies to all HSBC subsidiaries on a proportionate basis and provides greater clarity on the Group’s expectations of subsidiary boards. A key element of this has been succession planning for our principal and material subsidiary boards, with the Committee overseeing all succession plans and considering requests for exceptions from the requirements of the framework.
As we look ahead to the remainder of 2022, the Committee will continue to play an important role in overseeing our work in improving the standards of corporate governance across HSBC and achieving our ambition of world class governance.
Mark E Tucker
Chair
Nomination & Corporate Governance Committee
22 February 2022

Membership
	Member since	Meeting attendance in 2021
Mark Tucker (Chair)	Oct 2017	8/8
Laura Cha[1]	May 2014	4/4
Henri de Castries[1]	Apr 2018	4/4
Rachel Duan[2]	Sep 2021	2/2
Dame Carolyn Fairbairn[2]	Sep 2021	2/2
James Forese	May 2020	8/8
Steven Guggenheimer	May 2020	8/8
Irene Lee	Apr 2018	8/8
José Antonio Meade Kuribreña	Apr 2019	8/8
Eileen Murray[3]	Jul 2020	7/8
Heidi Miller[1]	Apr 2018	4/4
David Nish	Apr 2018	8/8
Jackson Tai	Apr 2018	8/8
Pauline van der Meer Mohr	Apr 2016	8/8
1    Laura Cha, Henri de Castries and Heidi Miller stepped down from the Board following the conclusion of the AGM on 28 May 2021.
2    Rachel Duan and Dame Carolyn Fairbairn were appointed to the Board on 1 September 2021.
3    Eileen Murray was unable to attend the December committee meeting for personal health reasons.
Key responsibilities
The Committee’s key responsibilities include:
•leading the process for identifying and nominating candidates for appointment to the Board and its committees;
•overseeing succession planning and development for the Group Executive Committee and other senior executives; and
•overseeing and monitoring the corporate governance framework of the Group and ensuring that this is consistent with best practice.
Committee governance
The Group Chief Executive, Group Chief Human Resources Officer and Group Company Secretary and Chief Governance Officer routinely attended Nomination & Corporate Governance Committee meetings.
Russell Reynolds Associates, which supported the Committee and the management team in relation to Board and senior executive succession planning, regularly attended meetings during the year. It has no other connection with the Group or members of the Board.
The Group Company Secretary and Chief Governance Officer ensured that the Committee fulfilled its governance responsibilities, considering input from various stakeholders when finalising meeting agendas and tracking progress on actions and Committee priorities.
Board composition and succession
The main focus of the Committee during 2021 was on succession planning for the Board and committees. The Committee keeps the composition of the Board and its committees under constant review and continually strives to ensure that the membership, both individually and collectively, has the skills, knowledge and experience necessary to oversee, challenge and support management in the achievement of the Group’s strategic and business objectives.
There were a number of retirements from the Board during the year, with Henri de Castries, Laura Cha and Heidi Miller retiring at the conclusion of the 2021 AGM. In addition, since the year-end, we announced that Irene Lee and Pauline van der Meer Mohr would retire from the Board at the conclusion of the 2022 AGM. The Committee is actively considering Pauline’s successor as Chair of the Group Remuneration Committee and will provide an update in due course.
The Committee considered both the short-term and long-term succession needs to identify candidates for immediate

HSBC Holdings plc	273

Report of the Directors | Corporate governance report
appointment, and to develop a pipeline for potential future appointments. This will ensure that the longer-term shape of the Board is well aligned to our purpose, strategy and values, and provides relevant skills, experience and knowledge of our priority markets.
In late 2020, the Committee engaged Russell Reynolds Associates to conduct a thorough and robust search to identify prospective candidates for appointment to the Board. This identified a number of potential candidates who met our agreed search criteria, which reflected prior feedback from stakeholders including investors, regulators and the management team. This was initially reviewed by the Group Chairman, with potential candidates presented and discussed by the Committee at various meetings during 2021. Following consideration by the Committee, and meetings between various members of the Committee and priority candidates to understand their interest and capacity, the Board approved the appointments of Rachel Duan and Dame Carolyn Fairbairn with effect from 1 September 2021.
A search for additional non-executive Director candidates, which looks to enhance the Board’s collective knowledge and experience of banking and Asia in particular, was initiated during 2021. The search will also look to further enhance diversity on the Board in line with its diversity and inclusion policy. The Committee’s search was again supported by Russell Reynolds. The Committee is actively progressing this search and will provide an update in due course.
Board diversity
The Board recognises the importance of gender, social and ethnic diversity, and the strengths this brings to Board effectiveness. There was a significant focus on diversity at Board and senior executive levels in 2021, with consultations issued by our UK regulators and the UK Listing Authority. We are well positioned against the proposals outlined in those consultations and, in line with the Board diversity and inclusion policy, remain committed to increasing diversity at Board and senior levels to ensure we reflect the markets and societies we serve. The policy, which was updated in 2021 to incorporate new targets on female representation, details our approach to achieving our diversity ambitions, and helps to ensure that diversity and inclusion factors are taken into account in succession planning. The revised Board diversity and inclusion policy is available at www.hsbc.com/who-we-are/leadership-and-governance/board-responsibilities.
At the end of 2021, we had a 38% female Board representation, with five female Board members out of 13. Our aspirational female representative target is at least 40% by the end of 2023, aligned to the recommendation in the final Hampton-Alexander Review. We continue to exceed the Parker Review target of at least one Director from an ethnic minority background by 2021, with four members of our Board self-identifying in line with the ethnicity/ethnic definition set by Parker. Given the global and international nature of HSBC, including our strong presence and heritage in Asia, the Committee expects the composition of the Board to exceed the current Parker Review recommendations. In line with our purpose and values, the Board believes that a diverse and inclusive Board, reflective of the communities we serve, is key to effective decision making and to developing a sustainable and successful business for HSBC.
Further details on activities to improve diversity across senior management and the wider workforce, together with representation statistics, can be found on page 72.
Independence
Independence is a critical component of good corporate governance, and is a principle that is applied consistently at both Holdings and subsidiary level. The Committee has delegated authority from the Board in relation to the assessment of the independence of non-executive Directors. In accordance with the UK and Hong Kong Corporate Governance Codes, the Committee has reviewed and confirmed that all non-executive Directors who have submitted themselves for election and re-election at the AGM are considered to be independent. This conclusion was reached after consideration of all relevant circumstances that are likely to impair, or could appear to impair, independence.
Senior executive succession and development
The Group Executive Committee underwent a period of significant change during 2021 and engaged Russell Reynolds to identify the best talent for roles on the committee. The changes included the addition of three new roles, as well as the appointments of new Co-Chief Executives for our Asia-Pacific region. These appointments recognised the leadership and capabilities that the Group requires to deliver our strategic commitments.
Succession plans for the Group Executive Committee members were approved at the Nomination & Corporate Governance Committee meeting in December. These reflected continued efforts to support the development and progression of diverse talent and promote the long-term success of the Group.
The Committee also discussed progress under the Asia talent programme, which aims to support the development of potential future leaders from the Group’s key region. The initiative exceeded the target of appointing the top talent from the region into stretch roles as part of their development. As part of succession plans, we also identified at least one credible successor of Asia heritage for the region's key roles. Other regions across the Group have begun work to replicate the success in Asia, with updates on their efforts to be provided to the Committee during 2022.
Committee evaluation
The annual review of the effectiveness of the Committee was internally facilitated in 2021. The review concluded that the Committee continued to operate effectively, with a number of positive aspects of the Committee’s operation and practices highlighted. Areas for improvement that were identified included the Committee’s succession planning practices, and the need to review the support and guidance provided in relation to executive succession activity, including the expectations of leaders in relation to succession preparedness. The Committee discussed the outcomes of the evaluation in January 2022, and endorsed the findings and actions to be taken. The outcomes of the evaluation have been reported to the Board and the Committee will track progress on the recommendations through the year.
Subsidiary governance
The importance of robust, effective and proportionate governance at all levels of the Group is critical, with the 2020 subsidiary governance review of principal subsidiaries identifying a number of areas of good practice and areas where further improvement would be beneficial.
One of the recommended areas for improvement was a refresh of the existing subsidiary governance policy, and the subsidiary accountability framework, to provide greater clarity and guidance on the Group’s expectations of various subsidiaries. The refreshed framework, which included additional principles, underpinned by provisions and detailed guidance, took effect from 1 April 2021.
Subsidiary board composition and ensuring effective succession planning practices were key objectives of the refreshed framework. The subsidiary governance review also recommended that guidance should be developed and enhanced with additional provisions to support effective board composition and succession planning. It also expected that boards should use a skills matrix. In connection with the revised expectations, all principal and material subsidiaries submitted their succession plans for the Committee’s review. The Committee approved a number of required exceptions from strict compliance with the framework to manage transition for a limited period, and to reflect varying market practices, laws and regulations across our markets.
As part of efforts to make greater use of the skills, expertise and experience among our senior employees for roles on subsidiary boards, the Committee approved the development of the HSBC Bank Director Programme. This programme seeks to equip our internal talent with the appropriate skills and knowledge required to serve on a HSBC subsidiary board. The initiative was developed following consultation with our principal subsidiary chairs, who

274	HSBC Holdings plc

supported the greater use of an internal talent pool on subsidiary boards, where permitted by applicable laws and regulations.
Business governance review
Following the success of the 2020 review, an equivalent review of the executive governance practices across our three global businesses, Wealth and Personal Banking, Commercial Banking and Global Banking and Markets, was conducted during the fourth quarter of 2021. This work had the strong support of the Group Executive Committee, and involved desktop reviews, meeting observations and interviews.
Overall, the review concluded that the governance of the three global businesses operated effectively, and had improved as a result of governance simplification initiatives sponsored by the Group Executive Committee. The main opportunities for improvement related to further simplification of governance structures. In particular, the role of the global business governance forums within regions and countries will be considered to avoid duplication by ensuring that their roles and responsibilities are clear and distinct.
The findings and recommendations from the review were discussed and endorsed by the Committee in January 2022, with oversight of the actions and next steps to be overseen by the respective global business executive committees and the Group Executive Committee.

Matters considered during 2021
	Jan	Feb	Mar	Apr	May	Jul	Sep	Dec
Board composition and succession
Board composition, including succession planning and skills matrices	●	●	ô	●	●	●	●	●
Approval of diversity and inclusion policy	ô	ô	ô	ô	●	ô	ô	ô
Executive talent and development
Senior executive succession	●	●	●	●	●	●	●	ô
Approval of executive succession plans	ô	ô	ô	ô	ô	ô	ô	●
Talent programmes	ô	●	ô	ô	●	●	ô	ô
Governance
Board and committee evaluation	ô	ô	ô	●	ô	ô	●	●
Subsidiary governance	●	ô	ô	ô	ô	●	●	●
Subsidiary and executive appointments	●	●	ô	●	●	●	●	●

HSBC Holdings plc	275

Report of the Directors | Corporate governance report

Group Audit Committee

"In 2021, the Group Audit Committee carried out significant development in our internal financial controls and regulatory reporting processes to meet a number of challenges."
Dear Shareholder
The Group Audit Committee (‘GAC’) had a busy agenda in 2021.
We carried out significant development in our internal financial controls and regulatory reporting processes to help meet the challenges of organisational transformation, the continued impact of the Covid-19 pandemic, a changing regulatory landscape and the growing demand for better and more ESG and climate reporting.
To ensure alignment of priorities and understand local challenges, I attended a number of principal subsidiary audit committee meetings. These were supplemented with regular communications that we cascade through the Group, informal meetings with audit committee chairs and a breakout session on key areas for focus at the Non-Executive Director Summit in July 2021.
I regularly met the whistleblowing team to discuss material whistleblowing cases and the effectiveness of whistleblowing arrangements. The GAC spent significant time considering enhancements to whistleblowing arrangements, management's responses to internal audit findings and the thematic and cultural insights that could be used to improve the speak-up culture.
The Committee received regular updates from the Group Chief Financial Officer and the Group Head of Internal Audit on functional transformation, its impact on the control environment and the capacity and capabilities of the functions. The Committee also invited the Global Finance Executive Committee for a private session, and I attended a session of the Global Internal Audit Executive Committee to discuss key topics and themes from a management perspective.
Recognising the importance of providing enhanced trust in reporting to all stakeholders, the Committee provided a detailed response to the UK Government's consultation paper on ‘Restoring Trust in Audit and Corporate Governance’.
The Committee implemented all the actions from the 2020 evaluation. The 2021 review determined that the GAC continued to operate effectively.
Eileen Murray stepped down as a member at the 2021 AGM. The Committee continues to have a wide range of financial services experience and I would like to thank all the GAC members and management for their diligent contributions and support to the work of the Committee during the year.
David Nish
Chair, Group Audit Committee, 22 February 2022

Membership
	Member since	Meeting attendance in 2021[1]
David Nish (Chair)	May 2016	11/11
James Forese[2]	May 2020	10/11
Eileen Murray[3]	Jul 2020	5/6
Jackson Tai	Dec 2018	11/11
Pauline van der Meer Mohr[4]	Apr 2020	10/11
1    These included two joint meetings with the Group Risk Committee.
2    James Forese was unable to attend one meeting due to extreme weather conditions disrupting air travel.
3    Eileen Murray was unable to attend one meeting due to personal circumstances and stepped down from the Group Audit Committee on 28 May 2021.
4    Pauline van der Meer Mohr was unable to attend one meeting due to personal circumstances and another due to a prior commitment.
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
•reviewing and monitoring the relationship with the external auditor and overseeing its appointment, tenure, rotation, remuneration, independence and engagement for non-audit services;
•overseeing the Group’s policies, procedures and arrangements for capturing and responding to whistleblower concerns and ensuring they are operating effectively; and
•overseeing the work of Global Internal Audit and monitoring and assessing the effectiveness, performance, resourcing, independence and standing of the function.
Committee governance
The Committee keeps the Board informed and advises on matters concerning the Group's financial reporting requirements to ensure that the Board has exercised oversight of the work carried out by management, Global Internal Audit and the external auditor.
Committee meetings usually take place a couple of days before Board meetings to allow the Committee to report its findings and recommendations in a timely and orderly manner. This is done through the Chair who comments on matters of particular relevance. The Board also receives copies of the Committee agenda and minutes of meetings.
The Group Chief Executive, Group Chief Financial Officer, Group Head of Finance, Global Financial Controller, Group Head of Internal Audit, Group Chief Risk and Compliance Officer, Group Company Secretary and Chief Governance Officer and other members of senior management routinely attended meetings of the GAC. The external auditor attended all meetings.
The Chair held regular meetings with management, Global Internal Audit and the external auditor to discuss agenda planning and specific issues as they arose during the year outside the formal Committee process. The Committee also regularly met separately with the internal and external auditors and other senior management to discuss matters in private.
The Committee Secretary regularly met with the Chair to ensure the Committee fulfilled its governance responsibilities, and to consider input from stakeholders when finalising meeting agendas, tracking progress on actions and Committee priorities.

276	HSBC Holdings plc

Matters considered during 2021
	Jan	Feb	Mar	Apr	Jun	Jul	Sep	Oct	Nov	Dec
Reporting
Financial reporting matters including:
–review of financial statements, ensuring that disclosures are fair, balanced and understandable
–significant accounting judgements
–going concern assumptions and viability statement
–supplementary regulatory information
	●	●	ô	●	●	●	●	●	●	●
ESG and climate reporting	●	●	ô	ô	ô	●	ô	●	●	●
Regulatory reporting-related matters	●	●	●	●	●	●	●	ô	ô	●
Certificates from principal subsidiary audit committees	ô	●	ô	ô	ô	●	ô	ô	ô	ô
Control environment
Control enhancement programmes	●	●	●	●	●	●	●	●	ô	ô
Group transformation	●	ô	ô	ô	●	ô	●	●	ô	●
Review of deficiencies and effectiveness of internal financial controls	●	●	ô	●	●	●	●	●	ô	●
Internal audit
Reports from Global Internal Audit	●	●	ô	●	ô	●	ô	●	ô	●
Annual audit plan, independence and effectiveness	●	ô	ô	●	ô	●	ô	ô	ô	●
External audit
Reports from external audit, including external audit plan	●	●	ô	●	●	●	●	●	ô	●
Appointment, remuneration, non-audit services and effectiveness	●	●	ô	●	●	ô	ô	●	ô	ô
Compliance
Accounting standards and critical accounting policies	●	●	ô	ô	ô	ô	ô	ô	ô	●
Corporate governance codes and listing rules	ô	●	ô	ô	ô	●	ô	ô	ô	ô
Whistleblowing
Whistleblowing arrangements and effectiveness	ô	●	ô	ô	●	ô	ô	ô	ô	●
Compliance with regulatory requirements
The Board has confirmed that each member of the Committee is independent according to the criteria from the US Securities and Exchange Commission, and the Committee continues to have competence relevant to the sector in which the Group operates. The Board has determined that David Nish and Jackson Tai are ‘financial experts’ for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK and Hong Kong Corporate Governance Codes.
The GAC Chair had regular meetings with the regulators, including the UK’s PRA and the Financial Conduct Authority ('FCA'). These included trilateral meetings involving the Group’s external auditor PwC.
The Committee assessed the adequacy of resources of the accounting and financial reporting function. It also monitored the legal and regulatory environment relevant to its responsibilities.
How the Committee discharged its responsibilities
Connectivity with principal subsidiary audit committees
The Committee maintains a close working relationship with the principal subsidiary audit committees through formal and informal channels.
On a half-year basis, principal subsidiary audit committees provide certifications to the GAC regarding the preparation of their financial statements, adherence to Group policies and escalation of any issues that require the attention of the GAC. Recognising the additional focus on prudential regulatory reporting, the GAC sought additional information via these certifications regarding the governance, review and assurance activities undertaken by the principal subsidiary audit committees in relation to prudential regulatory reporting.
The GAC Chair regularly met with the chairs of the principal subsidiary audit committees, and attended meetings to enable close links and deeper understanding on judgements around key issues. Certain chairs and audit committee members from the principal subsidiary audit committees were also invited to attend meetings of the GAC on relevant topics.
At the Non-Executive Director Summit, the GAC Chair engaged with a number of subsidiary non-executive Directors in a breakout session to discuss key focus areas, including regulatory reporting, ESG and climate reporting and whistleblowing arrangements.
Regular post-meeting communications to principal subsidiary audit chairs were supplemented with informal quarterly catch-ups with a group of the audit committee chairs. These provided opportunities for the discussion of key matters impacting subsidiaries and the Group in between formal meetings.
Internal controls
In 2021, the GAC devoted significant time in overseeing management’s approach to enabling a sustainable transformation of the control environment that supports financial, prudential regulatory and other regulatory reporting to meet the evolving expectations of regulators and other stakeholders. The programme will drive end-to-end organisational alignment so that principles and control standards can be designed to deliver a more integrated, standardised and automated control environment. The Committee received regular updates on the mobilisation of the programme workstreams, resourcing and engagement throughout the Group and with regulators. The oversight and implementation of the programme and its component parts will be a key focus for the Committee in 2022.
The Committee received regular updates and confirmations that management had taken, or was taking, the necessary actions to remediate any failings or weaknesses identified through the operation of the Group’s framework of controls. For further details on how the Board reviewed the effectiveness of key aspects of internal control, see page 327.
As required by the Sarbanes-Oxley Act, the GAC received updates on the Group's work on section 404 compliance and the Group's broader financial control environment during the year. This was to assess the effectiveness of the internal control system for financial reporting and any developments affecting it. Based on this work, the GAC recommended that the Board support the assessment of the internal controls over financial reporting.
Financial reporting
The Committee is responsible for reviewing the Group’s financial reporting during the year, including the Annual Report and Accounts, Interim Report, quarterly earnings releases, analyst presentations and, where material, Pillar 3 disclosures and other items arising from the review of the Group Disclosure Committee. As part of its review, the GAC:
•evaluated management’s application of critical accounting policies and material areas in which significant accounting judgements were applied;

HSBC Holdings plc	277

Report of the Directors | Corporate governance report
•focused on compliance with disclosure requirements to ensure these were consistent, appropriate and acceptable under the relevant financial and governance reporting requirements;
•provided advice to the Board on the form and basis underlying the long-term viability statement; and
•gave careful consideration to the key performance metrics related to strategic priorities and ensured that the performance and outlook statements were fair, balanced and reflected the risks and uncertainties appropriately.
In conjunction with the Group Risk Committee (‘GRC’), the GAC considered the current position of the Group, along with the emerging and principal risks, and carried out a robust assessment of the Group’s prospects, before making a recommendation to the Board on the Group’s long-term viability statement. The GAC also undertook a detailed review before recommending to the Board that the Group continues to adopt the going concern basis in preparing the annual and interim financial statements. Further details can be found on page 329.
Fair, balanced and understandable
Following review and challenge of the disclosures, the Committee recommended to the Board that the financial statements, taken as a whole, were fair, balanced and understandable. The financial statements provided the shareholders with the necessary information to assess the Group’s position and performance, business model, strategy and risks facing the business, including in relation to the increasingly important ESG considerations.
The Committee reviewed the draft Annual Report and Accounts 2021 and results announcements to enable input and comment. It was supported by the work of the Group Disclosure Committee, which also reviewed and assessed the Annual Report and Accounts 2021 and investor communications.
This work enabled the GAC to provide positive assurance to the Board to assist them in making the statement required in compliance with the 2018 UK Corporate Governance Code.
ESG and climate reporting
During the year, the GAC reviewed the strategy, scope and status of ESG and climate reporting, including the climate change resolution and scenario analysis disclosure. Management updates were also informed by an HSBC-specific stakeholder feedback survey, which highlighted the appetite for more detailed ESG disclosures on climate metrics, emissions targets and plans on how these would be achieved. The Committee considered the operational, disclosure and litigation risks, which could arise from making further external commitments related to ESG and climate reporting.
The development of methodologies, tools and data to support our ESG strategy remained a key challenge. The GAC discussed management plans to enhance and assure internal and external ESG data sourcing across the Group to develop a common ESG data inventory. The Committee considered the approach to subsidiary reporting, in particular the availability of granular data to support the Group subsidiaries in fulfilling their mandatory disclosure requirements.
Management updated the Committee on the verification and assurance framework to ensure that ESG and climate disclosures were materially accurate, consistent, fair and balanced. The GAC discussed the roles and work of the three lines of defence as part of this framework, as well as proposals for further limited third-party assurance to be performed over specific ESG-related metrics.
The Committee oversaw and challenged management on the proposals to further expand the ESG review section of the Annual Report and Accounts to incorporate additional disclosures. These include the integration of TCFD disclosures, which were previously published in a stand-alone supplement, and net zero disclosures in relation to the special shareholder resolution on climate change.
The GAC and the GRC held a joint meeting to review the progress made to deliver on the commitment – under the climate change special resolution – to publish a policy to phase out the financing of coal-fired power and thermal coal mining. The committees discussed the positions taken, and the risks associated with the policy, as well as the methodology for capturing and reporting the emissions data across the financing portfolio.
Regulatory reporting
The GAC focused on what improvements were required to regulatory reporting processes and controls, which were operating outside the Board’s risk tolerance. The Committee continued to focus heavily on the quality and reliability of regulatory reporting to strengthen the end-to-end processes to meet regulatory expectations. It also challenged management on the scope of the regulatory reporting enhancement programmes. This was in response to findings from HSBC-specific external reviews and other regulatory pronouncements including the PRA's ‘Dear CEO’ letter on thematic findings on the reliability of regulatory reporting across the industry. The Committee Chair invited certain principal subsidiary audit committee members to GAC meetings to participate in discussions to ensure alignment and understanding of key issues and ongoing regulatory engagement.
Management discussed root cause themes, remediation of known issues and areas of increased risk identified from the risk-based read-across exercise. The Committee considered the near-term actions being taken by management, as well as the strategic remediation plan, including the costs, resources and time for implementation. It also challenged management on the delivery risks and the dependency on other ongoing programmes.
Management also highlighted potential impacts on some of the Group's regulatory ratios, such as CET1 and LCR, and adjustments required to external disclosures.
UK audit reform
The Committee spent significant time in reviewing a UK Government consultation paper – from the Department of Business, Energy and Industrial Strategy – on ‘Restoring Trust in Audit and Corporate Governance’. The GAC oversaw the development of the direct HSBC response to the consultation, as well as management’s engagement across a number of industry bodies to understand wider views.
In addition, the Committee discussed the management activities being undertaken in preparation for future stages of the consultation. The GAC took steps to review its audit and assurance policy and expand assurance in certain areas, particularly regulatory reporting and ESG. The Committee also considered the impact on the future audit tender strategy, and will be looking to tender in advance of the 10-year rotation point. The Committee has proactively started engagement with the Big Four and challenger audit firms, as part of its preparations.
The Committee will continue to monitor outcomes and next steps arising from the UK Government’s consultation.
External auditor
The GAC has the primary responsibility for overseeing the relationship with the Group’s external auditor, PwC.
PwC completed its seventh audit, providing robust challenge to management and sound independent advice to the Committee on specific financial reporting judgements and the control environment. The senior audit partner is Scott Berryman who has been in the role since 2019. The Committee reviewed the external auditor’s approach and strategy for the annual audit and also received regular updates on the audit, including observations on the control environment. Critical audit matters discussed with PwC are set out in its report on page 334.
External audit plan
The GAC reviewed the PwC external audit approach, including the materiality, risk assessment and scope of the audit. The Committee invited a number of the principal subsidiary audit partners to discuss their priorities as part of the review of the external audit plan.
PwC highlighted the changes being made to their approach to enhance the quality and effectiveness of the audit. Changes for the

278	HSBC Holdings plc

2022 audit included more auditing being performed centrally across legal entities and the increased use of technology solutions, some of which are aligned to technology change and transformation activities across HSBC.
Effectiveness of external audit process
The GAC assessed the effectiveness of PwC as the Group's external auditor, using a questionnaire that focused on the overall audit process, its effectiveness and the quality of output. PwC highlighted the actions being taken in response to the HSBC effectiveness review, including the development of audit quality indicators, which would provide a balanced scorecard and transparent reporting to the GAC. These focused on the following areas:
•findings from inspections across the Group on PwC as a firm;
•the hours of audit work delivered by senior PwC audit team members, the extent of specialist and expert involvement, delivery against agreed timetable and milestones and the use of technology;
•any new control deficiencies in Sarbanes-Oxley locations, proportion of management identified deficiencies and delivery of audit deliverables to agreed timelines; and
•outcomes and scores from annual audit surveys, independent senior partner reviews and prior period errors.
The GAC will continue to receive regular updates from PwC and management on the progress of the external audit plan and PwC performance across the audit quality indicators.
The GAC monitored the policy on hiring employees or former employees of the external auditor, and there were no breaches of the policy highlighted during the year. The external auditor attended all Committee meetings and the GAC Chair maintains regular contact with the senior audit partner and his team throughout the year.
Independence and objectivity
The Committee assessed any potential threats to independence that were self-identified or reported by PwC. The GAC considered PwC to be independent and PwC, in accordance with professional ethical standards and applicable rules and regulations, provided the GAC with written confirmation of its independence for the duration of 2021.
The Committee confirms it has complied with the provisions of the The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the financial statements. The Committee acknowledges the provisions contained in the 2018 UK Corporate Governance Code in respect of audit tendering. In conformance with these requirements, HSBC will be required to tender for the audit for the 2025 financial year end and beyond, having appointed PwC from 1 January 2015.
The Committee believed it would not be appropriate to re-tender in 2021 as a change in auditor would have a significant impact on the organisation, including on the Global Finance function and would increase operational risk. In 2021, the Committee's priority was to monitor closely the ongoing industry developments and proposals on reform of the UK external audit market and the impact this may have on any tender process. As a result, the Committee has commenced planning for the next tender process in advance of the 10-year re-tender period, likely to take place no later than early 2023.
The Committee has recommended to the Board that PwC should be reappointed as auditor. Resolutions concerning the reappointment of PwC and its audit fee for 2022 will be proposed to shareholders at the 2022 AGM.
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
During the period, it was identified that PwC provided an impermissible training service via a publicly available seminar in respect of the implementation of a new Indonesian IT security regulation. The attendees at this seminar included six members of staff from HSBC Indonesia. The HSBC staff who attended the course were not from the Finance function and were not in roles relevant to the audit. In addition, HSBC Indonesia is not within the scope of the Group audit. In light of the nature and scope of the original service and the mitigating factors mentioned above, we do not believe that the provision of the service has affected PwC’s professional judgement or integrity in respect of the audit of the Group. Mitigating actions have been implemented by both PwC and HSBC to reinforce the controls around the provision of non-audit services by PwC, including additional independence training and improved communication between relevant parties.
The non-audit services carried out by PwC included 69 engagements approved during the year where the fees were over $100,000 but less than $1m. Global Finance, as a delegate of GAC, considered that it was in the best interests of the Group to use PwC for these services because they were:
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
Ten engagements during the year were approved where the fees exceeded $1m. These were mainly engagements required by the regulator and incremental fees related to previously approved engagements, including the provision of services by PwC relating to the Section 166 Financial Services and Markets Act 2000 Skilled Person report. The PRA instructed a Section 166 review of HSBC's credit risk RWAs as reported at 31 December 2020 and agreed for PwC to provide a reasonable assurance opinion on the accuracy of the regulatory reporting at that date. One new engagement outside the scope of the pre-approved services related to preliminary advanced audit procedures for the adoption of IFRS 17 in 2023.

	2021	2020
Auditors‘ remuneration	$m	$m
Total fees payable	129.4	130.2
Fees for non-audit services	41.3	37.3
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
The Group Head of Internal Audit reports to the Chair of the GAC and there are frequent and regular meetings held between them.

HSBC Holdings plc	279

Report of the Directors | Corporate governance report
Results of audit work, together with an assessment of the Group’s overall governance, risk management and control framework and processes are reported regularly to the GAC, GRC and local audit and risk committees, as appropriate. This reporting highlights key themes identified through audit activity, and the output from continuous monitoring. This includes business and regulatory developments and an independent view of emerging and horizon risk, together with details of audit coverage and any required changes to the annual audit plan.
Audit coverage is achieved using a combination of business and functional audits of processes and controls, risk management frameworks and major change initiatives, as well as regulatory audits, investigations and special reviews. In addition to the ongoing importance of regulatory-focused work, key risk theme categories for 2021 audit coverage were strategy, governance and culture, financial crime, conduct and compliance, financial resilience and operational resilience. In 2021, Global Internal Audit increased coverage on the Group’s transformation programme and performed project audit activity for selected complex and high-priority business cases. Global Internal Audit also continued its 'real-time audit' approach, notably to cover areas of strategic importance. 'Real-time audits' provide real-time, independent ongoing observations to management, with issues being raised for significant observations that are not addressed in a timely manner. In addition, in 2021, Global Internal Audit implemented its revised 'culture audit' approach which assesses the impact of culture in supporting or inhibiting sustainable performance against strategic aspirations and managing risk within risk appetite. The approach combines internal audit and behavioural science principles, which align to regulator culture assessments and industry best practice.
Executive management is responsible for ensuring that issues raised by the Global Internal Audit function are addressed within an appropriate and agreed timetable. Confirmation to this effect must be provided to Global Internal Audit, which validates closure on a risk basis.
Consistent with previous years, the 2022 audit planning process includes assessing the inherent risks and strength of the control environment across the audit entities representing the Group. Results of this assessment are combined with a top-down analysis of risk themes by risk category to ensure that themes identified are addressed in the annual plan. Risk theme categories for the 2022 audit work continue to be strategy, governance and culture, financial crime, conduct and compliance, financial resilience and operational resilience. In 2022, a quarterly assessment of key risk themes will form the basis of thematic reporting and plan updates and will ultimately drive the 2023 planning process. The annual audit plan and material plan updates made in response to changes in the Group’s structure and risk profile are approved by the GAC.
Based on regular internal audit reporting to the GAC, private sessions with the Group Head of Internal Audit, the Global Professional Practices annual assessment and quarterly quality assurance updates, the GAC is satisfied with the effectiveness of the Global Internal Audit function and the appropriateness of its resources.
Global Internal Audit maintains a close working relationship with HSBC’s external auditor, PwC. The external auditor is kept informed of Global Internal Audit’s activities and results, and is afforded free access to all internal audit reports and supporting records.
Principal activities and significant issues considered during 2021
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
Areas of joint focus for the GAC and GRC during 2021 were:
Sustainable control environment
As discussed in the ‘Internal controls’ section of this report, the GAC oversaw management’s approach to create a sustainable transformation of the control environment. The programme, and its impact on the internal control environment as a whole, was also discussed by the GRC.
In conjunction with the GRC, the GAC monitored the remediation of significant deficiencies and weaknesses in controls raised by management and the external auditor. The GAC will continue to monitor the progress of remediation as well as efforts to integrate requirements of the Sarbanes-Oxley Act with the operational risk framework as part of the sustainable control environment programme. The committees will also continue to monitor the regulatory reporting enhancements programmes to bring regulatory reporting processes within the risk appetite.
In 2021, the GAC and GRC Chairs worked closely with the Group Chief Risk and Compliance Officer and the Group Head of Internal Audit to:
•ensure that risks and issues highlighted at the GAC from audit reports were appropriately captured and reported as part of the wider internal controls discussion at the GRC; and
•coordinate the approach and oversight required for the remediation of very high risk and high risk issues identified by Global Internal Audit, as well as the establishment of a single repository of issues across HSBC.
The GAC and the GRC also held a joint meeting to consider data strategy and data management. Further details can be found in the GRC report on page 286.
Financial reporting
In addition to the GRC’s overall review of the Group’s risk appetite and risk management framework, the GAC gave particular focus to risk measures impacting financial reporting. This included the review of the financial reporting, tax and pension risk appetite statements. The GAC and the GRC also considered how the approach to financial reporting risk appetite could be evolved to drive a reduction in the exposure to this risk over the medium term and provide better visibility to financial and prudential regulatory reporting separately.
The committees worked collaboratively in reviewing ESG and climate risks, as well as the financial and regulatory reporting impacts. For further details, see the 'ESG and climate reporting’ section of this report on page 80.
Given the continued impact from the Covid-19 pandemic, the GAC and the GRC reviewed the risks arising from models used for the estimation of expected credit losses under IFRS 9. The committees challenged the underlying economic scenarios, additional scenarios added by management and the reasonableness of the weightings applied to each scenario in order to understand the impact on the financial statements.
Whistleblowing and speak-up culture
An important part of HSBC's values is ensuring that colleagues have the confidence to speak up when they observe unlawful or unethical behaviour. HSBC provides a variety of channels for colleagues to raise concerns, including through the Group’s whistleblowing channel, HSBC Confidential (see page 87 for further information). The GAC is responsible for the oversight of the effectiveness of the Group’s whistleblowing arrangements. The Group Head of Compliance provides periodic reporting to the GAC on the efficacy of the whistleblowing arrangements, providing an assessment of controls and detailing the results of internal audit assessments. The Committee is also briefed on culture and conduct risks and associated management actions arising from whistleblowing cases. The Chair of the GAC acts as the Group’s whistleblowers’ champion, with responsibility for ensuring and overseeing the integrity, independence and effectiveness of HSBC’s policies and procedures on whistleblowing and the protection of whistleblowers. The Chair met with the Group Head of Conduct, Policy and Whistleblowing

280	HSBC Holdings plc

throughout the year for briefings on material whistleblowing cases and assessments of the whistleblowing arrangements.
The Committee has requested updates on a number of key areas during 2021, including: enhancements made to the Group’s whistleblowing arrangements following an external benchmarking assessment in December 2020; completion of actions arising from
Global Internal Audit reviews; and details of key emerging conduct themes across the arrangements. During 2022, the Committee will be provided with updates on how whistleblowing arrangements are actively supporting our purpose and values, and conduct approach.

Principal activities and significant issues considered during 2021
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
Environmental, social and governance (‘ESG’) reporting
The Committee considered management's efforts to enhance ESG disclosures and associated verification and assurance activities. The GAC reviewed the 2021 ESG disclosure approach in line with our external commitments.

In relation to our climate change resolution, particular attention was given to the disclosure of the financed emissions. The Committee reviewed the ESG reporting strategy, including the broadening of ESG coverage in the Annual Report and Accounts and management’s approach on integrated reporting, which will be further informed by feedback from external stakeholders.

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
The measurement of expected credit losses involves significant judgements, particularly under current economic conditions. Despite a general recovery in economic conditions in 2021, there remains an elevated degree of uncertainty over ECL estimation under current conditions, due to macroeconomic, political and epidemiological uncertainties.

The GAC reviewed the economic scenarios for the key countries in which the Group operates, and challenged management's judgements as to the weightings assigned to these scenarios. The GAC also challenged management's approach to making management adjustments to account for the uncertainty in outcomes arising from Covid-19 and China commercial real estate,, including the rationale for such adjustments, the controls underpinning the adjustment processes, and under what conditions such adjustments could be reduced or removed. The GAC also challenged management on the overall levels of ECL across portfolios, including looking at historical performances of portfolios and peer group comparisons.

Goodwill, other non-financial assets and investment in subsidiaries impairment
During the year, management tested for impairment goodwill, other non-financial assets and investments in subsidiaries. Key judgements in this area relate to long-term growth rates, discount factors and what cash flows to include for each cash-generating unit tested, both in terms of compliance with the accounting standards and reasonableness of the forecast. During the year, the Group recognised $0.6bn impairment in relation to goodwill and an impairment reversal of $3.1bn in investments in subsidiaries.
The GAC received reports on management's approach to goodwill, other non-financial assets and investments in subsidiaries impairment testing and challenged the approach and methodologies used,with a key focus on the cashflows included within the forecasts and the discount rates used. The GAC also challenged management's key judgements and considered the reasonableness of the outcomes as a sense check against the business forecasts and strategic objectives of HSBC.
Associates (Bank of Communications Co., Limited)
During the year, management performed the impairment review of HSBC’s investment in Bank of Communications Co., Ltd (‘BoCom’). The impairment reviews are complex and require significant judgements, such as projected future cash flows, discount rate, and regulatory capital assumptions.

The GAC reviewed the judgements in relation to the impairment review of HSBC’s investment in BoCom, including the sensitivity of the results to estimates and key assumptions such as projected future cash flows and regulatory capital assumptions. Additionally, the GAC reviewed the model’s sensitivity to long-term assumptions including the continued appropriateness of the discount rates. The GAC also challenged management to review all aspects of its approach to accounting for BoCom to ensure the approach remains the most appropriate in terms of accounting judgements including compliance with the relevant accounting requirements.

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

The GAC received reports from management on the legal proceedings and regulatory matters that highlight the accounting judgements for matters where these are required. The matters requiring significant judgements were highlighted. The GAC has reviewed these reports and agrees with the conclusions reached by management.

HSBC Holdings plc	281

Report of the Directors | Corporate governance report

Principal activities and significant issues considered during 2021 (continued)
Areas of focus	Key issues	Conclusions and actions
Significant accounting judgements
Valuation of defined benefit pension obligations
The valuation of defined benefit pension obligations involves highly judgemental inputs and assumptions, of which the most sensitive are the discount rate, pension payments and deferred pensions, inflation rate and changes in mortality.
The GAC has considered the effect of changes in key assumptions on the HSBC UK Bank plc section of the HSBC Bank (UK) Pensions Scheme, which is the principal plan of HSBC Group.
Valuation of financial instruments
Due to the ongoing volatile market conditions in 2021, management continuously refined its approach to valuing the Group’s investment portfolio. In addition, as losses were incurred on the novation of certain derivative portfolios, management considered whether fair value adjustments were required under the fair value framework. Management’s analysis provided insufficient evidence to support the introduction of these adjustments in line with IFRSs.
The GAC considered the key valuation metrics and judgements involved in the determination of the fair value of financial instruments. The GAC considered the valuation control framework, valuation metrics, significant year-end judgements and emerging valuation topics and agrees with the judgements applied by management.
Long-term viability and going concern statement
The GAC has considered a wide range of information relating to present and future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the increasing uncertainty that the global Covid-19 pandemic continues to have on HSBC’s operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

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

The GAC considered the recoverability of deferred tax assets, in particular in the US, France and the UK. The GAC also considered management’s judgements relating to tax positions in respect of which the appropriate tax treatment is uncertain, open to interpretation or has been challenged by the tax authority.

Impact of acquisitions and disposals
In 2021, HSBC engaged in a number of business acquisition and disposal activities, notably in the US, France, Singapore and India. There are a number of accounting impacts that need to be considered, including the timing of recognition of assets held-for-sale, gains or losses, and the measurement of assets and liabilities on acquisition or disposal.
The GAC considered the impacts of the planned exits of the French and US retail banking businesses and the timing of the accounting recognition of these transactions. The GAC also considered the financial and accounting impacts of other acquisitions and disposals.

282	HSBC Holdings plc

Principal activities and significant issues considered during 2021 (continued)
Areas of focus	Key issues	Conclusions and actions
Group transformation	Transformation and sustainable control environment The GAC will oversee the impact on the risk and control environment from the Group transformation programme.
The Committee received regular updates on the Group transformation programme – and the broader change framework – to review the impact on the risk and control environment and to oversee progress of the transformation programme. In these updates, the Committee monitored the progress of the programme, and focused on the implementation of the new change framework and the management of the entire change portfolio. This oversight helped the Committee to understand the key improvements being made to the management of the change portfolio, and progress on the implementation.
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
The Committee has oversight for the adequacy of resources and expertise, as well as succession planning for the Global Finance function. During 2021, the Committee dedicated significant time to the review and progress of the multi-year Global Finance transformation programme, with the overall objectives being to improve the control environment and customer outcomes and to make use of technology to increase overall efficiency. In particular, the Committee discussed the challenges to Global Finance operations, including financial reporting, from the Covid-19 pandemic and sought assurance that controls were in place to maintain standards and quality.
The Committee has received regular status updates on the progress of the Global Finance transformation, the outcomes achieved to date and challenges encountered. The Committee has continued to dedicate significant time to the review of the progress of the programme.
A key objective of the programme is to improve the Group’s control environment and a particular focus of the Committee has been the interaction of the Global Finance transformation programme and the programmes to enhance the Group’s regulatory reporting control environment. The Committee has also considered the dependencies that key regulatory change programmes, such as the Basel III Reform programme, have on the Global Finance transformation. In addition, the Committee has specifically sought to understand the impact of new requirements and programme re-planning on the delivery and timing of programme outcomes. Sessions have been held with individual Committee members to support a more detailed understanding of the programme risks and challenges.
The results of Global Internal Audit reviews of the programme have been considered by the Committee and there have been frequent discussions with Global Internal Audit on its assessment of the progress and risks of the programme.
The Group Chief Financial Officer had private sessions with the Committee to share his perspectives on the progress of the Global Finance transformation and where additional focus was required.

Regulatory change	IFRS 17 'Insurance Contracts' The Committee will oversee the transition to IFRS 17 and consider the wider strategic implications of the change on the insurance business.	Earlier in 2021, management provided an update on the potential impact of IFRS 17 on HSBC’s reported numbers in the financial statements, and conducted a walk-through of the relevant disclosure requirements applicable to HSBC, including an introduction to GAAP and potential non-GAAP metrics to support investor communications during and after the transitional period. In response to questions from GAC members, including from the Chair, relating to the overall financial management of the insurance business, a separate session was organised with the Chair of the GAC on 16 June 2021. The meeting covered different aspects of insurance financial management, with a particular focus on interest rate management and business strategy. Since then, HSBC released further information on the impact of IFRS 17 on HSBC’s reported numbers, as part of the third quarter 2021 earnings release statement, as well as providing a briefing to analysts on IFRS 17. Feedback from analysts so far has been positive, particularly given HSBC was the first to provide high-level indicative impact based on planning assumptions. In December 2021, management provided an update on the disclosure of performance metrics on adoption of IFRS 17, including its current intention to continue to provide Value of New Business and embedded value metrics for comparability.
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
The Committee reviewed and challenged management on the findings from an audit on the programme structure, governance and the significant cost increase year on year. Management explained the actions being taken in response to the audit findings and the reasons for the increase in costs, which included delays to implementation dates caused by the Covid-19 pandemic.

HSBC Holdings plc	283

Report of the Directors | Corporate governance report

Principal activities and significant issues considered during 2021 (continued)
Areas of focus	Key issues	Conclusions and actions
Regulatory change
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
The Committee considered the risks and financial reporting impacts arising from the Ibor transition. Management discussed actions being taken to mitigate the risks, which included new product development and a client outreach programme, to ensure we were ready to migrate and able to explain the changes and outcomes arising from the transition to clients. Management advised about the operational challenges, such as the updates to current systems and processes that were required to support the accounting for the Ibor transition, and our external dependency on market and client readiness. In particular, management drew attention to the potentially material impact on hedge accounting programmes from the Ibor transition and the substantial costs and risks involved in the redocumentation of hedges.
The Committee discussed the approach being taken across the industry with management and PwC, and potential impacts on the control environment relevant to financial reporting from the Ibor transition.

Committee evaluation and effectiveness
The annual review of the effectiveness of the Board committees, including the GAC, was conducted internally in 2021. Led by the Group Company Secretary and Chief Governance Officer, the review concluded that the GAC continued to operate effectively. Management of meetings and reporting to the Board on discussions, in particular, were rated highly.
The review also made certain recommendations for continual improvement. The GAC was recommended to review the composition of the GAC to broaden the skillset, ensure clarity in roles and improve the coordination between the GAC and other Board committees and working groups relating to technology and ESG. Succession planning was also highlighted as a priority. The Committee considered the outcomes of the evaluation and accepts the findings. The evaluation outcomes were reported to the Board and the Committee will track progress against the recommendations during 2022.
Focus of future activities
At the beginning of each year, the Committee discusses its key priorities for the year ahead. In 2022, the Committee will continue to focus strongly on the remediation of controls, particularly those supporting regulatory reporting. The Committee will continue to monitor the execution of the Group's transformation programme and its impact on the risk and control environment. It will also monitor the interdependencies between the transformation programme and the implementation of large-scale regulatory change programmes, such as the Basel III reforms, the Ibor transition and IFRS 17 'Insurance Contracts'. A key priority will be to further embed ESG and climate-related disclosures to meet increasing expectations of stakeholders, in particular the implementation of robust processes and controls to support these disclosures. The Committee will focus on the audit tender strategy in preparation for the next re-tender, and will consider the impact of potential changes to the UK external audit market on HSBC's approach to audit and assurance.

284	HSBC Holdings plc

Group Risk Committee

"The GRC provided oversight on the management of Covid-19-related financial risks, including the Group's release of expected credit loss reserves in response to the improving macroeconomic conditions."

Dear Shareholder
I am pleased to present the Group Risk Committee (‘GRC’) report.
The year commenced with a challenging risk outlook due to increasing Covid-19 infections and lockdowns across markets. The outlook began to stabilise by the second quarter, with the roll-out of global vaccine programmes, and the GRC monitored the impact of new strains, including the Omicron variant.
Against this backdrop, the GRC provided oversight on the management of Covid-19-related financial risks, including the Group’s release of expected credit loss reserves in response to the improving macroeconomic conditions. The Committee worked closely with the Group Chief Risk and Compliance Officer in strengthening the Group’s risk management framework to be even more forward looking, granular and risk connected. The GRC continued its oversight of people and operational challenges presented by the pandemic and market conditions.
Throughout the year, the GRC played a central role in reviewing and challenging management on the Group’s regulatory submissions and programmes, including the Bank of England's requirements for the resolvability assessment framework. The GRC had primary non-executive responsibility for reviewing the outcomes of regulatory stress tests, including the Bank of England's biennial exploratory scenario on the financial risk from climate risk, and the 2021 solvency stress test. The GRC reviewed and challenged the Group’s thermal coal phase-out policy and approach to climate-aligned finance in a joint meeting with the GAC. The Committee continued its oversight of the Group’s preparations to meet the PRA’s requirements on operational resilience.
The GRC continued to strengthen its composition, skills and experience to ensure that it remains well positioned to promote proactive risk governance. On 1 September 2021, we welcomed Dame Carolyn Fairbairn, a seasoned macroeconomic and political environment expert. Heidi Miller and Pauline van der Meer Mohr left the GRC on 28 May 2021. I extended our gratitude to each for their valued commitments and support to the GRC.
The GRC convened 11 formal meetings, two of which were joint meetings with the GAC, and 13 education and special meetings to review and challenge some of our most important responsibilities.

Jackson Tai
Chair
Group Risk Committee
22 February 2022

Membership
	Member since	Meeting attendance in 2021[1]
Jackson Tai (Chair)	Sep 2016	11/11
Dame Carolyn Fairbairn[2]	Sep 2021	3/3
Steven Guggenheimer	May 2020	11/11
José Antonio Meade Kuribreña	May 2019	11/11
Heidi Miller[3]	Sep 2014	6/6
Eileen Murray[4]	Jul 2020	9/11
David Nish[5]	Feb 2020	10/11
Pauline van der Meer Mohr[6]	Apr 2018	5/6
1    These included two joint meetings with the Group Audit Committee.
2    Dame Carolyn Fairbairn joined the GRC on 1 September 2021.
3    Heidi Miller stepped down from the GRC on 28 May 2021.
4    Eileen Murray was unable to attend two meetings due to personal circumstances.
5    David Nish was unable to attend one meeting due to a prior commitment.
6    Pauline van der Meer Mohr was unable to attend one meeting due to personal circumstances, and stepped down from the GRC on 28 May 2021.
Key responsibilities
The GRC has overall non-executive responsibility for the oversight of risk-related matters and the risks impacting the Group. The GRC’s key responsibilities are:
•overseeing and advising the Board on all risk-related matters, including financial risks, non-financial risks and the effectiveness of the Group’s conduct framework;
•advising the Board on risk appetite-related matters, and key regulatory submissions;
•reviewing the effectiveness of the Group’s enterprise risk management framework and internal controls systems (other than internal financial controls overseen by the GAC); and
•reviewing and challenging the Group's stress testing exercises.
Committee governance
The Group Chief Risk and Compliance Officer, Group Chief Financial Officer, Group Chief Operating Officer, Group Company Secretary and Chief Governance Officer, Group Chief Legal Officer, Group Head of Internal Audit, Group Head of Finance and Group Head of Risk Strategy are standing attendees and regularly attend GRC meetings to contribute their subject matter expertise and insight. The Chair and members of the GRC also hold private meetings with the Group Chief Risk and Compliance Officer, the Group Head of Internal Audit and external auditor, PwC, following scheduled GRC meetings.
The participation of our senior business leaders, including the Group Chief Executive who attended 9 GRC meetings in 2021, reaffirmed the ownership and accountability of risks in the first line of defence and strengthened our holistic three lines of defence review of our most pressing risks.
The Chair meets regularly with the Group Chief Risk and Compliance Officer to discuss priorities, track progress on key actions and plan GRC meeting agendas. The Chair also has regular meetings with members of senior management to discuss specific risk matters that arise during the year outside formal meetings. The Chair meets regularly with the GRC Secretary and other members of the Corporate Governance and Secretariat to ensure the GRC meets its governance responsibilities, and to consider input from stakeholders when finalising meeting agendas, tracking progress on actions and GRC priorities. A summary of coverage is set out in the 'Matters considered during 2021' table on page 286.

HSBC Holdings plc	285

Report of the Directors | Corporate governance report

Matters considered during 2021
	Jan	Feb	Mar	Apr	May	Jun	Jul	Sep	Nov	Dec
Financial risk	●	●	●	●	●	●	●	●	ô	●
Credit risk	●	●	●	●	●	ô	●	●	ô	●
Climate risk	ô	ô	●	●	ô	ô	●	●	●	●
IT and operational risk including outsourcing, third-party risk management, cyber risk	●	●	●	●	●	ô	●	●	ô	●
Model risk	●	ô	ô	●	●	ô	ô	ô	ô	ô
People and conduct risk	ô	ô	●	ô	●	ô	ô	●	ô	●
Risk appetite	●	●	ô	ô	ô	ô	●	●	ô	●
Financial crime risk	●	●	●	●	●	ô	●	●	ô	●
Regulatory compliance	●	●	ô	●	●	ô	●	●	ô	●
Legal risk	●	●	ô	●	ô	ô	●	ô	ô	●
How the Committee discharged its responsibilities
Activities outside formal meetings
The GRC held a number of meetings outside its regular schedule to facilitate more effective oversight of the risks impacting the Group. In particular, Directors’ education meetings and GRC Chair’s preview meetings strengthened the understanding of more technical topics and promoted constructive challenge. Areas covered included stress testing, ICAAP and ILAAP preparations, as well as recovery and resolution planning. Further details on these sessions are included in the 'Principal activities and significant issues considered during 2021' table starting on page 287.
Connectivity with principal subsidiary risk committees
During 2021 the GRC continued to actively engage with principal subsidiary risk committees through the scheduled participation of principal subsidiary risk committee chairs at GRC meetings, and through two connectivity meetings with the principal subsidiary risk committee chairs. This participation and connectivity promoted the sharing of information and best practices between the GRC and principal subsidiary risk committees.
The GRC also received reports on the key risks facing particular principal subsidiaries at its regular meetings and continued to review certifications from the principal subsidiary risk committees. The certifications confirmed that the principal subsidiary risk committees had challenged management on the quality of the information provided, reviewed the actions proposed by management to address any emerging issues and that the risk management and internal control systems have been operating effectively.
The principal subsidiary risk committee chairs have attended regular GRC meetings, education meetings and special review meetings. The engagement facilitated the GRC’s holistic review of regulatory submissions including stress tests, the Group recovery plan and the resolution self-assessment. The interactions furthered the GRC’s understanding of the risk profile of the principal subsidiaries, leading to more comprehensive review and challenge by the GRC.
Collaborative oversight by the GRC and the GAC
The GRC collaborated with the GAC to address any areas of significant overlap and to oversee risk more comprehensively, through inter-committee communication and joint meetings. The GRC and GAC Chairs are members of both committees to strengthen connectivity and the flow of information between the committees.
Joint meetings with the GAC
The GRC and the GAC convened a meeting on data strategy and data management in April 2021, with the attendance and support of the Group Chief Executive and the chief executive officers of the three global businesses. The committees reviewed the Group’s data strategy and the work required to embed its data policies, define its technology landscape and build a data-led culture. The committees challenged the first and second lines of defence on how they are pursuing a data-driven strategy across four key areas for the Group. In the process the committees reviewed the regulatory landscape in relation to the Group's use of data, and the roles of the first and second lines of defence as co-owners of the management of data risk. The committees also reviewed the Group's approach to harnessing and using data to better unlock value for our customers.
The GRC and the GAC convened a joint meeting in November 2021 to review HSBC's thermal coal phase-out policy and the Group's approach to climate-aligned finance. The committees reviewed the progress made to deliver on the commitment to publish a policy to phase out the financing of coal-fired power and thermal coal mining by 2030 in EU/OECD markets, and by 2040 in other markets. The committees recommended the thermal coal phase-out policy and the approach to climate-aligned finance to the Board for approval.
Sustainable control environment
The GRC continued to review and challenge the Group’s internal controls to improve the control environment. The GRC reviewed entity level controls, which form the basis of HSBC’s control environment, as well as the results and remediation plans of a self-assessment performed by entity level control owners. At the request of the GRC Chair, with support of the GAC Chair, the GRC received an update on the thematic analysis and remediation plans for any overdue very high risk and high risk issues identified by Global Internal Audit.
Financial risk
During 2021, the GRC and the GAC reviewed and challenged the Group’s risk appetite and risk management framework relating to financial risk. In the process the committees discussed risk tolerance for financial reporting risk and financial reporting and tax risk, as well as improvement and remediation plans to enhance the broad regulatory reporting control environment.
Collaborative oversight by the GRC and the Technology Governance Working Group
The GRC worked closely with the Technology Governance Working Group to ensure appropriate alignment in the review, discussion, challenge and conclusions on technology risk-related matters. The GRC organised a technology-specific session with the working group in advance of the broader discussion at the joint GRC and GAC meeting on data strategy and data management. This ensured that the GRC benefited from the working group’s expertise and challenge in advance of the GRC and GAC discussion. The GRC also arranged for the Technology Governance Working Group Co-Chairs to lead discussions on data, models and infrastructure at the GRC climate biennial exploratory scenario pre-meetings.
Coordination and collaboration between the GRC and the Technology Working Group is supported by cross-membership. The GRC Chair is a member of the Technology Working Group and the Co-Chairs of the Technology Working Group are members of the GRC.

286	HSBC Holdings plc

Principal activities and significant issues considered during 2021
Areas of focus	Key issues	Conclusions and actions
Risk appetite	The Group risk appetite statement defines the Group’s risk appetite and tolerance thresholds and forms the basis of the first and second lines of defence’s management of risks, the Group's capacity and capabilities to support customers, and the pursuit of strategic goals.
The GRC maintained oversight of changes to the Group’s risk appetite statements, which in turn provided the basis for the Committee’s regular interactive review of financial and non-financial management information at each GRC meeting. The GRC continued to promote the development of more granular risk appetite statements that are more forward looking and risk responsive. The Committee continued to strengthen the linkage between risk appetite statements with the Group’s corporate strategy, stress testing, annual operating plan, as well as the Group's move towards stronger, sustainably higher returns for stakeholders, so that it may serve customers well. In January 2021, the GRC recommended the Group’s climate risk appetite statement to the Board for approval. It also recommended significant changes to the Group’s risk appetite statement, including in the areas of liquidity risk, wholesale credit risk metrics, climate risk, model risk, resilience risk, financial crime risk and regulatory compliance.

Geopolitical developments and risks	Geopolitical developments and risks continue to present significant challenges for the Group’s customer franchise and for the resilience of our operations.
The GRC continued to monitor global geopolitical risks that could impact the Group’s strategy, business performance or operations, including trade tensions between the US and China and the related regulatory and reputational risks for operations globally.

Managing through the Covid-19 pandemic	Managing operational risk and counterparty credit risk to enable the Group’s support of our customers, communities and the local economy throughout the Covid-19 pandemic.
The GRC continued to review the economic uncertainty stemming from the Covid-19 pandemic and the impact to the Group’s own risk management and exposures, including those related to credit risk and models. The Committee received updates on the progress of economic recovery and how the Group continued to support customers and sustain operational resilience during the pandemic. The GRC closely monitored Covid-19-related lending and financial support packages, including forbearance and other support to customers following the closure of government lending schemes.

Operational resilience
Management’s operational resilience programme defines the Group’s policies and practices to strengthen its ability to protect customers. The programme identifies priority business services and their readiness to serve customers in the event of unforeseen disruptions in key markets.

The GRC continued its oversight of the Group’s operational resilience programme with a focus on 2021 and 2022 regulatory commitments to the PRA. The GRC reviewed and challenged the remediation plans for identified gaps, relevant controls, and the business ownership model and its supporting infrastructure. The GRC worked with management, including the Group Chief Control Officer to ensure ownership and the delivery of resilience outcomes is embedded with business and function leaders in the first line of defence. The Committee encouraged early adoption of operational resilience learnings across key markets and business, as well as the effective management of third-party risk.

Technology resilience including cybersecurity and Cloud strategy	Technology resilience is the risk of unmanaged disruption to any IT system within HSBC, as a result of malicious acts, accidental actions or poor IT practice or IT system failure.
The GRC reviewed reports on the state of the Group’s technology risk profile, as well as reports on cybersecurity. The GRC also maintained a strong focus on understanding the Group’s data risk landscape and its data strategy and data management programme.
The GRC convened a joint meeting with the Group Audit Committee in April to review and challenge the data strategy and data management programme, which had the strong support of the Group Chief Executive and the chief executives of the global businesses. The committees agreed that the Group’s data strategy and data management programme should be elevated to the highest level of prominence within the Group. Further details on the joint meeting are included in the 'Joint meetings with the GAC' section on page 286.

People, conduct and culture
The Group promotes a culture that is effective in managing risk and leads to fair conduct outcomes. It seeks to actively manage the risk of not having the right people with the right skills doing the right thing, including risks associated with employment practices and relations.

The GRC monitored people risk and employee conduct, with support from the Group Chief Human Resources Officer and Group Chief Risk and Compliance Officer. The Committee considered people risk issues, including those arising from the impact of Covid-19, the link between remuneration and talent retention and acquisition, and reviewed workplace harassment data and insights. The GRC reviewed and challenged the alignment of risk and reward, and the impact of risk and compliance objectives on the Group’s variable pay pool.
The GRC reviewed the Group’s new conduct approach, which was refreshed in 2021, to reflect prevailing regulatory and industry standards and to align with the Group’s new purpose and values. The GRC monitored progress in remediating the market conduct issues underlying the 2017 Federal Reserve Bank Consent Order (which remains in force) arising from its investigation into HSBC’s historical foreign exchange activities, and to ensure the reforms are effective and sustainable in the long term.

Financial crime risk	The Group is committed to closely monitoring and managing the risk of knowingly or unknowingly helping parties to commit or to further potentially illegal activity, including both internal and external fraud
The GRC continued to review the Group’s approach to managing its financial crime risk across a number of important areas. These included the Group’s progress in enhancing its transaction monitoring framework, the use of next generation technology, the fraud landscape (particularly against heightened Covid-19 conditions), the Group’s fraud risk profile and the nature and scale of insider risk and the strategies for managing such risk.
The GRC also maintained oversight of the ever-changing and increasingly complex international sanctions landscape in which the Group and its customers operate, as well as the Group’s approach to managing its compliance with sanctions regimes globally.

HSBC Holdings plc	287

Report of the Directors | Corporate governance report

Principal activities and significant issues considered during 2021 (continued)
Areas of focus	Key issues	Conclusions and actions
Capital and liquidity risk including ICAAP and ILAAP	The GRC oversees the Group’s management of its financial risk.
The GRC reviewed the Group’s ongoing capital and liquidity management activities, including early warning indicators, scenario stress testing and the Group’s capital and liquidity adequacy.
The GRC conducted its annual review, challenge and recommendation of the Group ICAAP and ILAAP to the Board for approval. GRC members received both an education session and previewed the ICAAP and ILAAP submissions in depth, with input from the principal subsidiary risk committee chairs. In the process the Committee evaluated the Group’s capital and liquidity strategies, capabilities including progress on the Group liquidity remediation programme and internal liquidity metric.

Credit risk	HSBC faces risk from the possibility of losses resulting from the failure of a counterparty to meet its agreed obligations to pay the Group
The Committee reviewed updates from management on the strategy and approach to manage credit risk and credit risk capabilities. The Committee reviewed forward economic scenarios and received quarterly updates on the Group’s expected credit losses and provisions, loan impairment charges and the credit risk arising from the wholesale portfolio and mortgage books. The GRC also reviewed the potential impact for the Group from external and secondary market events and recommended a management-led comprehensive review of the learnings and actions to be taken to drive a stronger credit risk culture.

Climate risk	Successful delivery of our climate ambition will be determined by our ability to measure and manage all components of climate risk.
The GRC remained focused on climate risk, reviewed quarterly reports on climate risk management, and maintained oversight over delivery plans to ensure the Group develops robust climate risk management capabilities. The GRC reviewed the Group's approach to climate risk appetite.
The GRC approved the Group’s climate biennial exploratory scenario stress test submission to the PRA. In preparation, the GRC reviewed the scenario and convened an education session. The GRC challenged management on the results of the submission during three preparatory meetings on the key risks of climate change. During the sessions the GRC reviewed the engagement with clients, their transition plans and the importance of advancing risk appetite and management actions; the challenges in relation to data, modelling and infrastructure support; and the impact of climate change on our physical risks including through our residential and corporate real estate mortgage books. The GRC also reviewed new business and lending opportunities for our Wealth and Personal Banking business to support customers.
The GRC and the GAC convened a joint meeting in November to review HSBC's thermal coal phase-out policy and the Group's approach to climate-aligned finance and recommended the thermal coal phase-out policy and approach to climate-aligned finance to the Board for approval. Further details on the joint meeting are included in the 'Joint meetings with the GAC' section on page 286.

Model risk	HSBC faces risk from the inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used, or from models that do not perform in line with expectations and predictions.
The GRC continued to receive ongoing updates on the Group’s progress in managing model risk through the Group Chief Risk and Compliance Officer’s Group risk profile report and from the second line of defence. In January 2021, the Committee received an update on a number of material post-model adjustments to the Group’s wholesale portfolio, and on alternative modelling concepts being considered to recalibrate the idiosyncratic economic effects of the pandemic not captured by models. The update to the Committee in May 2021 reported on model risk deliverables against external review findings, improvements to enhance first line of defence engagement in the model lifecycle, and progress made to transform the model risk management function and implementation of new global model risk policy and standards.

Stress testing	HSBC performs internal and regulatory stress tests to measure the Group’s resilience and performance against stress.
The GRC reviewed and approved the outcomes of the initial submission of the impairments and RWA impact to the Bank of England's solvency stress test in April 2021 and subsequently the final outcomes of the 2021 solvency stress test scenarios in May 2021. In advance of the review, the Committee convened a preview meeting with the principal subsidiary risk committee chairs to review the solvency stress test submissions and the key learnings for the principal subsidiaries, including early identification of adjustments that might strengthen resilience in advance of a stress event. The Committee also undertook significant review and challenge of the Group’s 2021 GRC climate biennial exploratory analysis and approved the submissions to the PRA.
The GRC undertook a technical review of the 2021 Group internal stress test outcomes at a GRC Chair’s preview meeting, which was followed by formal review and approval at the January 2021 GRC meeting. In the lead-up to the 2022 financial resource plan, the GRC reviewed and endorsed the economic scenarios underpinning the financial resource plan and Group internal stress test in July 2021. The GRC subsequently reviewed, challenged and approved the final Group internal stress test results in December 2021.
The GRC also reviewed the implications of the results of the Federal Reserve’s Comprehensive Capital Analysis and Review severely adverse scenario stress test resubmission in relation to HSBC North America Holdings, and considered action being progressed by management in response.

288	HSBC Holdings plc

Principal activities and significant issues considered during 2021 (continued)
Areas of focus	Key issues	Conclusions and actions
Recovery and resolvability	HSBC is required to show how its resolution strategy could be carried out in an orderly way, including identification of any risks to successful resolution.
The GRC continued its oversight of the Group’s progress in understanding its capabilities against the Bank of England’s requirements for recovery and resolvability. The GRC reviewed and challenged the governance pathway for the 2021 Group recovery plan, including review of the recovery indicator framework and a special session to consider the key messages, the recovery playbook and strategic management actions. In advance of review by the Committee the GRC Chair met with senior management to consider the Group recovery plan, including principal subsidiary risk committee components.
The GRC was also heavily involved in the governance of the resolvability assessment framework, with updates on the valuation in resolution requirements, and the Group’s resolvability self-assessment and resolvability assessment framework testing approach. The GRC reviewed and recommended the resolvability assessment framework self-assessment to the Board for approval. The Board meeting was preceded by four Board sub-Group preview meetings jointly sponsored by the GRC and GAC Chairs to examine the Group’s submission.

Committee evaluation
During 2021, the GRC implemented the recommendations of the internal committee evaluation conducted by the Group Company Secretary and Chief Governance Officer in November 2020. This included strengthening the focus of meeting agendas, and further increasing the GRC’s engagement with the Risk and Compliance functions and principal subsidiary risk committee chairs.
Continuing the commitment to regular evaluation, the Group Company Secretary and Chief Governance Officer performed an annual review of the effectiveness of the GRC in December 2021. The evaluation concluded that the GRC continued to operate effectively and in line with regulatory requirements, and identified enhancements, including a review of GRC composition, to help strengthen the GRC's ability to effectively review and challenge the Group's risk profile. Other recommendations included: strengthening the focus of agendas with an ongoing emphasis on emerging risks; continued enhancement to papers and presentations; optimising the use of member time spent outside of formal governance; and even stronger coordination of the roles of the Board committees. As with the GAC, succession planning will also remain a priority. The outcomes of the evaluation have been reported to the Board, and the GRC will track the progress in implementing recommendations during 2022.

Focus of future activities
The GRC’s focus for 2022 will include the following activities. It will:
•oversee the continued strengthening of the Group's risk appetite and risk management framework;
•continue to review the Group’s work to enhance its credit risk capabilities and culture;
•continue to oversee financial crime and fraud;
•oversee the delivery against climate change commitments and enhancing climate risk capabilities;
•continue the oversight of the delivery of technology-related programmes including the adoption of Cloud platforms, and enhancement of the Group’s IT systems/platform; and
•oversee key regulatory actions, including the implementation of the Group’s operational resilience strategy on a global basis, recovery and resolution, and stress testing submissions and capabilities.

HSBC Holdings plc	289

Report of the Directors | Corporate governance report
All disclosures in the Directors’ remuneration report are unaudited unless otherwise stated. Disclosures marked as audited should be considered audited in the context of financial statements taken as a whole.

'The remuneration outcomes for 2021 reflect the improvement in the Group's financial performance, our strong cost controls and execution of our strategy at pace.'
Dear shareholder
I am pleased to present our 2021 Directors’ remuneration report on behalf of the members of the Group Remuneration Committee.
During 2021 the Group's financial performance improved against a backdrop of continuing challenging circumstances, including the emergence of new Covid-19 variants and ongoing low interest rates. We continued to execute our strategy at pace. The decisions the Committee has taken reflect the improvement in the Group's performance and progress towards its strategic targets. I have summarised our decisions in this statement.
At the 2022 Annual General Meeting ('AGM'), we will be seeking shareholder approval for a renewed Directors' remuneration policy. Our current policy received 97% of votes cast in favour at our 2019 AGM and its implementation received strong support with more than 96% of votes cast in favour in both 2020 and 2021. The Committee reviewed the remuneration policy, considering carefully whether it provides a fair and competitive remuneration opportunity to incentivise long-term performance. We also noted that the UK regulatory requirements currently restrict us from using a structure with a greater focus on variable pay and lower fixed pay.
Based on this review, engagement with our largest shareholders, and the premise that the policy, within our regulatory framework, supports the execution of our strategy, we have decided to roll forward our current policy with no changes to the fixed or variable pay structure and approach.

Membership
	Member since	Meeting attendance in 2021
Pauline van der Meer Mohr (Chair)	Jan 2016	6/6
Rachel Duan	Sept 2021	2/2
Dame Carolyn Fairbairn	Sept 2021	2/2
James Forese	May 2020	6/6
José Antonio Meade Kuribreña	May 2021	4/4
Henri de Castries[1]	May 2017	2/3
Irene Lee[1]	Apr 2018	3/3
David Nish[1]	May 2017	2/2
1    David Nish stepped down from the Committee on 23 February 2021; Henri de Castries and Irene Lee stepped down from the Committee on 28 May 2021.
Performance in 2021
Financial performance
The Group's financial performance improved in 2021 and all regions were profitable. Reported profit before tax of $18.9bn was up $10.1bn from 2020. Adjusted profit before tax of $21.9bn was up $9.6bn, with net ECL releases more than offsetting the impact of lower revenue, which reflected continuing external pressures during 2021. We continued to demonstrate strong cost control. Despite inflationary pressures and continued investment in technology, our adjusted costs were $32.1bn. Our return on tangible equity ('RoTE') improved from 3.1% in 2020 to 8.3%. We also achieved a $104bn RWA reduction in legacy assets and low-return areas and we have now achieved 95% of the $110bn reduction targeted by the end of 2022. We were able to restart our dividend payments to shareholders and we remain well placed to fund growth and step up capital returns.
Workforce pay
Support for our colleagues
The well-being of our people remained a critical focus, specifically as the operating environment continued to be challenging for many colleagues and their families. The pandemic, which remains a presence in all of our lives, continued to impact our customers, colleagues and communities and we have continued to provide support to our colleagues.
While we have sustained our employee engagement scores, which remain above pre-pandemic levels, we are monitoring carefully the well-being of our people. Our survey results showed that overall well-being has remained stable with 82% of our colleagues reporting positive mental health. We are moving to a hybrid working model wherever possible, giving people the flexibility to work in a way that balances the needs of our customers, their teams and their personal preferences.
To help people to develop skills for the changing world around us, we launched Future Skills in September 2021, supporting colleagues to explore new personal, digital, data and sustainability skills through a series of learning activities and events.
Group variable pay pool
2021 was characterised by a sharp economic rebound and an extraordinarily competitive labour market. Our financial performance was strong, and it is critical for our long-term performance that we continue to attract and retain the talent necessary to deliver our strategic priorities. As a Committee, we reflected on this throughout the year, and particularly when we reviewed and agreed the Group variable pay pool of $3,495m, a year-on-year increase of 31%.
In deciding the Group variable pay pool, we reviewed performance against financial and non-financial metrics set out in the Group risk framework, including conduct. We took into account the improvement in the Group's financial performance with adjusted profit before tax up 79%, our strong capital position, the reinstatement of dividends and the capital return to shareholders through the up to $2bn buy-back announced in October 2021. Subsequently, the Group has announced that it intends to initiate a further up to $1bn share buy-back, to commence after the existing

290	HSBC Holdings plc

buy-back has concluded. We also took into account the operating environment and the challenges created by a very competitive market for talent manifesting through higher than normal voluntary attrition rates.
The pool was determined in line with our countercyclical funding methodology, whereby variable pay as a percentage of profits generally reduces as performance increase. In 2020, the variable pay pool was reduced by 20% when the adjusted profit before tax was down 45% to recognise the need to remain competitive in retaining talent even in challenging circumstances. In 2021, our countercyclical approach meant that while the adjusted profit before tax was up 79%, the pool increased by 31%.
As part of the year-end pay review, the Committee considered the remuneration outcomes. Overall, total compensation across all our businesses was up relative to 2020. For our junior colleagues, the increase is slightly lower, as their outcomes last year were broadly stable in order to protect their outcomes against material year-on-year volatility. Outcomes correlated well with performance and behaviours, with the largest increase in variable pay for those who performed most strongly and who acted as role models for our values. Fixed pay increases were targeted towards junior colleagues to help address the impact of rising inflation in many of our locations. The outcomes were in line with our pay principles and the approach decided by the Committee for 2021.
Key remuneration decisions for Directors
Executive Directors' annual performance assessment
The financial measures in the executive Directors’ 2021 scorecards were growing revenue in Asia, meeting the Group's adjusted cost target and our strategic priority of reducing RWAs in legacy assets and low-return areas. Strategic performance measures were customer satisfaction, employee engagement and diversity and personal objectives aligned with delivery of our strategy.
Overall, the Committee considered the executive Directors delivered a strong performance. The adjusted cost performance was above the minimum set for the year. As noted earlier, strong performance in RWA reduction, with 95% of our end-2022 target already achieved, led to a maximum payout against the RWA performance metrics. We did not meet the target for revenue growth in Asia, primarily due to the impact of low interest rates on certain business lines.
We also made good progress on strategic measures, by improving customer satisfaction, maintaining the high level of employee engagement from 2020, exceeding our gender representation target in senior leadership roles and executing our strategy at pace (see page 304 for details).
Executive Directors' annual incentive scorecard outcome
This resulted in an overall annual incentive outcome of 57.30% for Noel Quinn and 60.43% for Ewen Stevenson (further details are provided on page 262). These are slightly below the 2020 scorecard outcomes and results in an annual incentive award of £1.59m for Noel Quinn (2020: £1.60m before voluntarily waiver of cash bonus) and £0.98m for Ewen Stevenson (2020: £0.90m before voluntary waiver of cash bonus).
Long-term incentive ('LTI') for executive Directors
Noel Quinn and Ewen Stevenson will receive LTI awards of £4.13m and £2.41m respectively, in respect of their performance for 2021 and subject to a three-year forward-looking performance period from 1 January 2022 to 31 December 2024. The Committee decided to retain the RoTE, relative total shareholder return ('TSR'), capital reallocation to Asia and transition to net zero measures in the LTI scorecard given their strong alignment with the Group’s strategy. Details of the measures and targets are set out on page 307.
Executive Directors' fixed pay for 2022
We have increased the base salary of our executive Directors by 3.5%, effective from 1 March 2022. The Committee considered the increase was necessary to ensure that the total remuneration opportunity of our executive Directors does not fall further behind desired levels based on the size, complexity and international peer group of the Group. This was discussed with shareholders during our engagement with them on the new Directors' remuneration policy. The increase is in line with the average salary increase for our wider workforce.
New Directors' remuneration policy
We are proposing to roll forward our current remuneration policy for shareholder approval at the 2022 AGM. During the year, we undertook a review of the policy based on the key principles that it should be easy to understand, align reward with stakeholder interests, incentivise long-term performance, be competitive and meet expectations of investors and regulators.
As part of the review, the Committee considered whether the current policy provides a remuneration opportunity that is appropriate given the size and complexity of the Group's operations and is commensurate with its aim of fairly remunerating executives for delivering its strategic priorities. The review clearly demonstrated that over time, HSBC’s overall remuneration opportunity has fallen significantly behind desired levels to reflect the calibre of the executives and positioning against international peers. The Committee also noted that the UK regulatory requirements currently restrict us from using a remuneration structure with a greater focus on variable pay for performance, which is typically used by our international peers.
We engaged with our shareholders to take into account their views on our policy and remuneration structure. As ever, we found engagement with our shareholders to be very helpful and we were pleased with the level of feedback and support received. Noting the strong support from shareholders for our current policy and on the basis that it supports the execution of our strategy within our regulatory framework, we are proposing to roll forward our current policy for shareholders’ approval at the 2022 AGM. We will keep the issue on appropriate positioning of our executive Directors' total remuneration opportunity under review for the duration of the policy. Further details of the remuneration policy and how each element supports the Group’s strategy are set out on page 293.
On behalf of the Committee I would like to thank our shareholders for their engagement and feedback. The Committee looks forward to maintaining an open and transparent dialogue in 2022.
Our annual report on remuneration
The section on Directors' remuneration policy provides an overview of our remuneration policy for our Directors, for which we are seeking shareholder approval at the 2022 AGM.
In the annual report section, we provide details of decisions made for executive Directors in respect of their 2021 remuneration for which, along with this statement, we will seek shareholder approval with an advisory vote at the 2022 AGM.
We also provide details of our remuneration framework for our Group colleagues. In the additional remuneration disclosure section of this report, we provide other related disclosures.
As Chair of the Committee, I hope you will support our remuneration policy and the 2021 Directors' remuneration report.
Finally, as announced in January, I will step down as Chair of this Committee and from the Board at the conclusion of the 2022 AGM. An update on my successor will be announced in due course.

Pauline van der Meer Mohr
Chair
Group Remuneration Committee
22 February 2022

HSBC Holdings plc	291

Report of the Directors | Corporate governance report

Summary 2021 remuneration outcomes for executive Directors
An overview of the 2021 remuneration outcomes and the release profile of remuneration for executive Directors is set out below. Further details are available on page 304.

Noel Quinn
Total remuneration (£000)

Ewen Stevenson
Total remuneration (£000)
Annual incentive outcome
Shareholding (% of salary)1

1    Executive Directors are expected to meet their shareholding guidelines within five years of the date of their appointment. Noel Quinn and Ewen Stevenson were appointed on 5 August 2019 and 1 January 2019 respectively.
Illustration of release profile
The following chart provides an illustrative release profile of the remuneration awarded for executive Directors in respect of 2021.

		2021		2022		2023	2024		2025	2026	2027	2028	2029	2030	▶
Salary and benefits	•Received during 2021.
		▶	▶

Fixed pay allowance	•Released in five equal annual instalments starting from March 2022.
					▶	▶	▶		▶	▶

Annual incentive
•Paid 50% in cash and 50% in immediately vested shares subject to a retention period of one year.
•Subject to clawback provisions for seven years from grant, which may be extended to 10 years in the event of an ongoing internal/regulatory investigation.

		Perform-ance period			Retained shares
		▶	▶		▶	▶

Clawback
▶

Long-term incentive
•Award granted taking into consideration performance over the prior year and subject to three-year forward-looking performance conditions.
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

Malus
▶

Clawback
▶

292	HSBC Holdings plc

Directors’ remuneration policy
This section sets outs the Directors' remuneration policy proposed for shareholders' approval at the AGM on 29 April 2022. We have made no changes to the remuneration structure or to the maximum opportunity payable for each element of remuneration and are seeking to roll forward our current policy. Minor changes have been made to provide the Committee with sufficient flexibility to implement the policy as intended over its term. Subject to receiving shareholder approval, the policy is intended to apply immediately for three years to the end of the AGM in 2025, although we may seek shareholders' approval for a new policy during the period depending on regulatory developments, changes to our strategy or competitive pressures.
Remuneration policy – key principles
The Committee is responsible for reviewing and recommending to the Board the Directors' remuneration policy to be put forward for approval by shareholders.
The guiding principles that form the basis of our review of the remuneration policy for Directors are as follows:
•The rationale and operation of the policy should be easy to understand and transparent.
•There should be a strong alignment between reward and the interests of our stakeholders, including shareholders, customers and employees.
•The policy should maintain a focus on long-term performance.
•The total compensation package should be competitive to ensure we can retain and attract talent to deliver our strategic priorities.
•The structure should meet the expectations of investors and our regulators.
Setting the policy
The Committee undertook a detailed review of the Group's remuneration policy during 2021 to assess whether it continues to be appropriate based on the size and complexity of its operations, investor feedback, best practice and market developments. Input was received from the Group Chairman and management while ensuring that conflicts of interest were suitably mitigated. Input was also provided by the Committee’s appointed independent advisers throughout the process.
As highlighted in the 2020 Directors' remuneration report, the Committee – while conscious of external sentiment – planned to focus the review on whether overall remuneration levels remain appropriate and support the delivery of our strategic priorities.
The Committee has become increasingly concerned that, over time, the remuneration opportunity of our executive Directors has fallen behind desired levels to reflect their calibre and positioning against our international peers. This is supported by benchmarked data for comparable roles in organisations similar in size, geographical presence and with whom we compete for talent.
The Committee noted that UK regulatory requirements restrict us from using a remuneration structure with a greater focus on variable pay for performance, which is typically used by our international peers. Our preference would be to use such a structure to improve the total compensation opportunity of our executive Directors. This view was supported by a number of our shareholders, who also expressed a preference for a structure with lower fixed pay and higher variable pay opportunity, but understood that UK regulatory rules impact our ability to use such a structure.
The Committee also noted that our current policy and its implementation have received strong support from shareholders over the last few years. This was reaffirmed during our engagement with shareholders on the new policy.
Based on the review and taking into account the feedback received during our discussions with shareholders, we are proposing to roll forward our current policy for shareholders’ approval at the 2022 AGM. We will keep the issues on appropriate positioning of our executive Directors' total remuneration opportunity under review throughout the duration of the policy.
Other matters considered as part of policy review
We also reviewed the remuneration structure, fixed and variable pay mix, the deferral and post-vesting retention periods and our shareholding guidelines to ensure there is strong alignment between reward and interests of our stakeholders. We also considered whether a formal post-employment shareholding policy should be introduced. For this purpose, the Committee took into consideration the following features of our existing policy:
•Shares delivered to executive Directors as part of the fixed pay allowance ('FPA') have a five-year retention period, which continues to apply following a departure of an executive Director.
•Shares delivered as part of an annual incentive award are subject to a one-year retention period, which continues to apply following a departure of an executive Director.
•LTI awards have a seven-year vesting period with a one-year post-vesting retention period, which is not accelerated on departure. The weighted average holding period of an LTI award within HSBC is therefore six years, in excess of the five-year holding period typically implemented by FTSE-listed companies. When an executive Director ceases employment, if they are treated as a good leaver under our policy, any LTI awards granted will continue to be released over a period of up to eight years, subject to the outcome of performance conditions.
Reflecting on the above, and the in-employment shareholding requirement of up to 400% of salary for executive Directors, we agreed our existing policy structure achieves the objective of ensuring there is ongoing alignment of executive Directors' interests with shareholder experience post-cessation of their employment. We discussed this with major shareholders during our consultation on the new policy.

HSBC Holdings plc	293

Report of the Directors | Corporate governance report
Remuneration policy – executive Directors

Fixed pay
Elements	Details
Base salary	To attract, retain and develop key talent by being market competitive and rewarding ongoing contribution to role.
Operation	The base salary for an executive Director is designed to reflect the individual’s role, experience and responsibility.
Base salaries are normally benchmarked on an annual basis against relevant comparator groups and may be reviewed more frequently at the discretion of the Committee. The Committee reviews and approves changes, taking into consideration factors such as scope of the role, local requirements, employee increases and market competitiveness.
Maximum opportunity	In normal circumstances, the base salary for the current executive Directors will not increase by more than 15% above the level at the start of the policy period in total for the duration of this policy. The Committee may determine larger increases in exceptional circumstances, such as a change in responsibility, where the overall remuneration opportunity has been set lower than the market and when it is justified based on skills, experience and performance in the role.
Fixed pay allowance (‘FPA’)	To deliver a level of fixed pay required to reflect the role, skills and experience of the executive Directors and to maintain a competitive total remuneration package for executive Directors.
Operation
FPAs are non-pensionable and will normally be granted in three instalments of immediately vested shares per year, or at any other frequency that the Committee deems appropriate.
Shares equivalent to the net number of shares delivered (after those sold to cover any income tax and social security) will be subject to a retention period and normally released on a pro-rata basis over five years, starting from the March immediately following the end of the financial year in respect of which the shares are granted.
Dividends will be paid on the vested shares held during the retention period.
The Committee retains the discretion to amend the retention period and/or pay the FPA in cash if required to do so to meet any regulatory requirements or for any other reason the Committee deems appropriate.

Maximum opportunity	FPAs are determined based on the role, skills and responsibility of each individual and taking into account factors such as market competitiveness of the total remuneration opportunity and other elements of remuneration set out in this policy.
Other than in exceptional circumstances, the FPA for the duration of this policy will be capped at 150% of base salary levels at the start of this policy.
Cash in lieu of pension	To help executive Directors build retirement savings
Operation	Directors receive a cash allowance in lieu of a pension entitlement.
Maximum opportunity	The maximum opportunity will be aligned with the maximum contribution rate that HSBC could make for the majority of employees in the relevant jurisdiction. This is currently set at 10% of base salary in line with the maximum contribution rate, as a percentage of salary, that HSBC could make for a majority of employees who are defined contribution members of the HSBC Bank (UK) pension scheme in the UK.

Benefits and all employee share plans
Elements	Details
Benefits	To provide support for physical, mental and financial health in accordance with local market practice.
Operation
Benefits take account of local market practice and include, but are not restricted to:
•taxable benefits (gross value before payment of tax) including provision of medical insurance, accommodation, car, club membership, independent legal advice in relation to a matter arising out of the performance of employment duties for HSBC, tax return assistance or preparation, and travel assistance (including any associated tax due, where applicable); and
•non-taxable benefits including the provision of a health assessment, life assurance and other insurance coverage.
The Group Chief Executive is also eligible to be provided with accommodation and car benefits in Hong Kong. Any tax and/or social security due on these benefits will be paid by HSBC.
Additional benefits may also be provided when an executive is relocated or spends a substantial proportion of their time in more than one jurisdiction for business needs, or in such other circumstances as the Committee may determine in its discretion. Such benefits could include, but are not restricted to, airfare, accommodation, shipment, storage, utilities, and any tax and social security that may be due in respect of such benefits.

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

Maximum opportunity	The maximum number of options is determined by the maximum savings limit set by HM Revenue and Customs. This is currently £500 per month.

294	HSBC Holdings plc

Variable pay

Adhering to the values-aligned behaviours is a prerequisite to be considered for any variable pay. Executive Directors receive a performance and behaviour rating that is considered by the Committee in determining the variable pay awards.

Elements	Details
Annual incentive	To drive and reward performance against annual financial and non-financial objectives that are consistent with the strategy and align to shareholder interests.
Operation
Annual incentive awards are discretionary and can be delivered in any combination of cash and shares under the HSBC Share Plan 2011 (‘HSBC Share Plan’). Shares will not represent less than 50% of any award and are normally immediately vested.
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
The Committee retains the discretion to:
•apply a longer retention period;
•increase the proportion of the award to be delivered in shares; and
•defer the vesting of a portion of the awards, subject to such conditions that the Committee may determine at its discretion (which may include continued employment). The deferred awards will be subject to malus (i.e. reduction and/or cancellation of unvested awards) provisions during any applicable deferral period.
Any deferred shares may be entitled to dividend equivalents during the vesting period, which will be paid on vesting. Where awards do not receive dividend equivalents during the vesting period (to meet regulatory requirements), the number of shares to be awarded will be determined using a share price discounted for the expected dividend yield.
Any deferred cash award may be entitled to notional returns during the deferral period, or any appropriate adjustment to reflect such notional returns, as determined by the Committee.
The Committee may adjust and amend awards in accordance with the relevant plan rules.

Maximum opportunity	The maximum opportunity for the annual incentive award, in respect of a financial year, is up to 215% of base salary.
Performance metrics
Performance is measured against an annual scorecard, based on targets set for financial and non-financial measures. The scorecards may vary by individual.
Measures with financial targets will generally have a weighting of 60% for the Group Chief Executive and 50% for the Group Chief Financial Officer. The Committee will review the scorecard annually and may vary the measures, weighting and targets each year.
The overall payout of the annual incentive could be between 0% (for below threshold performance) and 100% of the maximum.
At threshold level of performance set in the scorecard for each measure, 25% of the award opportunity for that measure will pay out. An achievement of maximum performance set in the scorecard means a payout of 100% of the award. The Committee exercises its judgement to determine performance achieved and awards at the end of the performance period, which in normal circumstances will be one financial year, to ensure that the outcome is fair in the context of overall Group and individual performance. The Committee can adjust the payout based on the outcome of the performance measures, if it considers that the payout determined does not appropriately reflect the overall position and performance of the Group for the relevant performance period.
The scorecard outcome may also be subject to a risk and compliance modifier and/or a capital underpin under which the Committee will have the discretion to adjust down the overall scorecard outcome, taking into account performance against those factors.
The Committee has the discretion to:
•change the overall weighting of the financial and non-financial measures;
•vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘annual report on remuneration’ for the relevant year; and
•make adjustments to performance targets, measures, weighting and/or outcomes in exceptional circumstances. This may be to reflect significant one-off items that occur during the measurement period and/or where the Committee determines that original measures, targets or conditions are no longer appropriate or that amendment is required so that the measures, targets or conditions achieve their original purpose. Full and clear disclosure of any such adjustments will be made in the 'annual report on remuneration' for the relevant year, subject to commercial confidentiality.

HSBC Holdings plc	295

Report of the Directors | Corporate governance report

Elements	Details
Long-term incentives (‘LTI’)	To incentivise sustainable long-term performance and alignment with shareholder interests.
Operation
LTI awards are discretionary and are granted if the Committee considers that there has been satisfactory performance over the prior year. The awards are granted as rights to receive shares under the HSBC Share Plan, normally subject to a forward-looking three-year performance period from the start of the financial year in which the awards are granted.
At the end of the performance period, the performance outcome will be used to assess the percentage of the awards that will vest. These shares will then normally vest in five equal instalments, with the first vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date, in accordance with the UK's Prudential Regulation Authority's ('PRA') remuneration rules.
On each vesting, shares equivalent to the net number of shares that vested (after those sold to cover any income tax and social security payable) must be held for a retention period up to one year (or such other period as required by regulators).
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
For each measure, the Committee will determine the extent of achievement based on actual performance against the target set and other relevant factors that the Committee considers appropriate to take account of in order to better reflect the Group's underlying performance. The overall payout level could be between 0% (for below threshold performance) and 100% of the maximum.
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
The Committee can adjust the LTI payout based on the outcome of the performance measures, if it considers that the payout determined does not appropriately reflect the overall position and performance of the Group during the performance period.
The scorecard outcome may also be subject to a risk and compliance modifier and/or a capital underpin under which the Committee will have the discretion to adjust down the overall scorecard outcome, taking into account performance against those factors. Performance targets will normally be set annually for each three-year cycle. The Committee has the discretion to:
•change the overall weighting of the financial and non-financial measures;
•vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘annual report on remuneration’ for the relevant year;
•vary the risk and compliance and/or any underpin measures; and
•make adjustments to performance targets, measures, weighting and/or outcomes in exceptional circumstances. This may be to reflect significant one-off items that occur during the measurement period and/or where the Committee determines that original measures, targets or conditions are no longer appropriate or that an amendment is required so that the measures, targets or conditions achieve their original purpose. Revised targets/measures will be, in the opinion of the Committee, no less difficult to satisfy had they been set at the same time as the original targets. Full and clear disclosure of any such adjustments will be made within the 'annual report on remuneration' for the relevant year, subject to commercial confidentiality.

Malus and clawback (applicable to both annual incentive and LTI)
The Committee has the discretion to operate malus and clawback provisions.
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
•a material failure of risk management suffered by HSBC or a business unit in the context of Group risk management standards, policies and procedures; and
•any other circumstances required by local regulatory obligations to which any member of the HSBC Group or its subsidiary is subject.

296	HSBC Holdings plc

Other
Elements	Details
Shareholding guidelines	To ensure appropriate alignment with the interest of our shareholders.
Operation
Executive Directors are expected to satisfy the following shareholding requirement as a percentage of base salary within five years from the date of their appointment:
•Group Chief Executive: 400%
•Group Chief Financial Officer: 300%
For this purpose, unvested shares which are not subject to forward-looking performance conditions (on a net of tax basis) will count towards the shareholding requirement. HSBC operates an anti-hedging policy under which individuals are not permitted to enter into any personal hedging strategies in relation to HSBC shares subject to a vesting and/or retention period.

Maximum opportunity	Not applicable.
The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed:
•before the policy set out above or any previous policy came into effect;
•at a time where a previous policy, approved by shareholders, was in place provided the payment is in line with the terms of that policy; or
•at a time when the relevant individual was not a Director of the Group and the payment was not in consideration for the individual becoming a Director of the Group.
For these purposes, payments include the Committee satisfying awards of variable remuneration. This means making payments in line with the terms that were agreed at the time the award was granted.
In addition to the specific discretions expressly set out in the policy, the incentive plans include a number of operational discretions available to the Committee, including:
•the right to grant awards in the form of conditional share awards or options (including nil-cost options);
•the right to amend a performance condition in accordance with its terms, or if anything happens that causes the Committee to consider it appropriate to do so;
•the right to settle the award in cash, based on the relevant share price, or shares as appropriate; and
•the right to adjust the award on a variation of share capital or other corporate event that affects the current or future value of the award, or alternatively, the right to vest the award early in such circumstances.
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
The targets for the performance measures will be set taking into account a number of factors, including the targets set in our financial and resource plan, our strategic priorities, shareholder expectations, the economic environment and risk appetite.

Performance measures
Measures and modifier/underpin	Example measures for annual incentive scorecard	Example measures for LTI scorecard	Rationale
Financial measures	•Adjusted profit before tax •Operating profit •RoTE •Revenue growth •Volume growth •Adjusted costs	•RoTE •Total shareholder return •Underpin to maintain a minimum CET1 ratio	Measures are selected to incentivise the achievement of our financial targets as set out in our strategic priorities and financial and resource plan.
Strategic measures	•Customer satisfaction •Employee engagement •Succession planning and diversity •Carbon reduction and sustainable finance	•Reduce carbon emissions •Sustainable finance •Capital reallocation to areas of strategic focus	Measures are selected to support the delivery of our strategic priorities.
Risk and compliance measures, modifier and/or underpin
•Sustained delivery of global conduct outcomes
•Effective financial crime risk management
•Effective management of material operational risks in support of strategic priorities
•Risk metrics to identify when business activities are outside of tolerance level for a significant period of time
•Failures in risk management that have resulted in significant customer detriment, reputational damage and/or regulatory censure.
•CET1 level
		•Modifier linked to risk and compliance performance	Measures are chosen to ensure a high level of accountability of risk and conduct, to promote an effective risk management environment and to embed a robust governance system.

HSBC Holdings plc	297

Report of the Directors | Corporate governance report
Approach to recruitment remuneration – executive Directors
On the recruitment or appointment of a new executive Director, the Committee would adhere to the following principles:
•Remuneration packages should be in line with the approved policy for executive Directors.
•Remuneration packages must meet any applicable local regulatory requirements.
•Where necessary, compensation may be provided in respect of forfeiture of awards from an existing employer (for example, buy-out awards).
Outlined in the following table are all components that would be considered for inclusion in the remuneration package of a new executive Director appointment and, for each, the approach that would be adopted.
In the case of an internal appointment, any existing commitments will be honoured and any variable element awarded in respect of the prior role will be allowed to be paid out according to its existing terms.

Components of remuneration package of a new executive Director
Component	Approach taken to each component of remuneration
Fixed pay
The base salary and FPA will reflect the individual’s role, experience and responsibility, and will be set in the context of market practice.
The maximum cash in lieu of pension allowance will be no more than the maximum contribution, as a percentage of salary, that can be made for the majority of employees in the relevant jurisdiction.

Benefits
Benefits to be provided will be dependent on circumstances while in line with Group policy and the remuneration policy table, including the global mobility policy (where applicable) and local regulations.

Variable pay awards
New appointments will be eligible to be considered for variable pay awards consisting of an annual incentive and/or LTI award (or any other element which the Committee considers appropriate given the particular circumstances but not exceeding the maximum level of variable remuneration set out below).
For the year in which the individual commences providing services as an executive Director, the Committee retains the discretion to determine the proportion of variable pay to be deferred, the deferral and retention period, whether any performance and/or continued employment conditions should be applied, and the period over which such performance should be assessed. In exercising this discretion, the Committee will take into account the circumstances in which the individual is appointed (for example, if it is promotion of an internal candidate or an external appointment), expectation of shareholders and any regulatory requirements.
Total variable pay awarded for the year in which the individual is newly appointed as an executive Director will be limited to 535% of base salary. This limit excludes buy-out awards and is in line with the aggregate maximum variable pay opportunity set out in the remuneration policy table.
Guaranteed bonuses are only permitted by exception and in very rare and limited circumstances (for example, where the individual loses a variable pay opportunity with the previous employer as a result of joining HSBC and such an award is considered essential to attract and hire the candidate). If such an award is provided then, in line with the PRA remuneration rules, it will be limited to the first year of service, subject to the Group deferral policy and performance requirements.

Buy-out
The Committee may make an award to buy out remuneration terms forfeited on resignation from the previous employer.
The Group buy-out policy is in line with the PRA remuneration rules, which state that both the terms and amount of any replacement awards will not be more generous than the award forfeited on departure from the former employer.
In considering buy-out levels and conditions, the Committee will take into account the type of award, performance measures and likelihood of performance conditions being met in setting the quantum of the buy-out. Buy-out awards will match the terms of forfeited awards with the previous employer as closely as possible, subject to proof of forfeiture and other relevant documentation. Where the vesting time is fewer than 90 days, cash or deferred cash may be awarded for administrative purposes.
Where appropriate, the Committee retains the discretion to utilise the provisions provided in the UK Listing Rules for the purpose of making buy-out awards.

298	HSBC Holdings plc

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
Fixed pay and benefits
Executive Directors may be entitled to payments in lieu of:
•notice, which may consist of base salary, FPA, cash in lieu of pension allowance, pension entitlements and other contractual benefits, or an amount in lieu of; and/or
•accrued but untaken holiday entitlement.
Payments may be made in instalments or a lump sum, and may be subject to mitigation, and subject to applicable tax and social security deductions.

Annual incentive and LTI
In exceptional circumstances, as determined by the Committee, an executive Director may be eligible for the grant of annual and/or long-term incentives under the HSBC Share Plan, taking into account the time worked in the performance year and based on the individual’s contribution.

Unvested awards
All unvested awards will be forfeited when an executive Director ceases employment voluntarily and is not deemed a good leaver. An executive Director may be considered a good leaver, under the HSBC Share Plan, if their employment ceases in specified circumstances, which include:
•ill heath, injury or disability, as established to the satisfaction of the Committee;
•retirement with the agreement and approval of the Committee;
•the employee's employer ceasing to be a member of the Group;
•redundancy with the agreement and approval of the Committee; or
•any other reason at the discretion of the Committee.
If an executive Director is considered a good leaver, unvested awards will normally continue to vest in line with the applicable vesting dates, subject to performance conditions, the share plan rules, and malus and clawback provisions. Unless the Committee determined otherwise, awards made subject to forward-looking performance conditions, including LTI awards, will normally be subject to time pro-rating for time in employment during the performance period.
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

Legal claims
The Committee retains the discretion to make payments (including professional and outplacement fees) in connection with an executive Director’s cessation of office or employment. This may include payments that are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of that executive Director’s office or employment.

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
The time commitment for external appointments is also routinely reviewed to ensure that it will not compromise the Director's commitment to HSBC. Any remuneration receivable in respect of an external appointment of an executive Director is normally paid to the Group unless otherwise approved by the Nomination & Corporate Governance Committee or the Board.

HSBC Holdings plc	299

Report of the Directors | Corporate governance report
Remuneration scenarios
The following charts show how the total value of remuneration and its composition would vary under different performance scenarios for executive Directors under the proposed policy, which will be effective from the date of the 2022 AGM, subject to shareholders’ approval. Benefits in the charts below represents value of regular benefits as per the 2021 single figure table of remuneration. Additional benefits may arise but will always be provided in line with the shareholder approved policy.
The charts set out:
•the minimum level of remuneration receivable under the policy for each performance year;
•the remuneration level for achieving target level of performance (which assumes 50% of maximum variable pay opportunity is realised); and
•the maximum level of remuneration (which assumes 100% of the variable pay opportunity is realised), as well as the maximum value assuming a 50% increase in share price for LTI awards.
The charts have been prepared using 2022 salaries and, therefore, the annual incentive and LTI opportunities have been computed as percentages of 2022 salaries.

Group Chief Executive (£000)

						Fixed pay	Benefits	Annual incentive	LTI
							£12,621
				£10,483			51%
				41%

		£6,909
	5%	31%
				27%			23%
£3,336		21%
95%		46%	2%	30%	2%		25%	1%
Proposed policy		Proposed policy		Proposed policy		Proposed policy with 50% share price increase
Minimum		Target			Maximum

Group Chief Financial Officer (£000)

						Fixed pay	Benefits	Annual incentive	LTI
							£7,401
				£6,155			50%
				40%

		£4,071
	2%	30%
				27%			23%
£1,987		21%
98%		48%	1%	32%	1%		26%	1%
Proposed policy		Proposed policy		Proposed policy		Proposed policy with 50% share price increase
Minimum		Target			Maximum

Service contracts
The service contracts of executive Directors do not have a fixed term. The notice periods of executive Directors are set at the discretion of the Committee, taking into account market practice, governance considerations, and the skills and experience of the particular candidate at that time.
Service agreements for each executive Director are available for inspection at HSBC Holdings’ registered office. Consistent with the best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC)
Noel Quinn	18 March 2020	12 months
Ewen Stevenson	1 December 2018	12 months

300	HSBC Holdings plc

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
The policy for non-executive Directors is to pay:
•base fees;
•further fees for additional Board duties, including but not limited to chairmanship, membership of a committee, or acting as the Senior Independent Director and/or Deputy Chairman; and
•travel allowances.
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

The Board will normally review the amount of each component of fees periodically to assess whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities and/or time commitment of the non-executive Directors, and to ensure that individuals of the appropriate calibre are retained or appointed.
Other than in exceptional circumstances, during the term of this policy, fees will not increase by more than 20% above the 2022 levels.
Travel allowances are set at an appropriate level, taking into account the time requirement for non-executive Directors to travel to overseas meetings.
Any new fees, allowance or component part (for example, for a new committee) would be set and then subject to a maximum of 20% increase for the duration of the policy, subject to the exceptional circumstances referred to above.

Expenses/benefits
Any taxable or other expenses incurred in performing their role are reimbursed, as well as any related tax cost on such reimbursement.
Non-executive Directors may on occasion receive reimbursement for costs incurred in relation to the provision of professional advice. These payments, if made, are taxable benefits to the non-executive Directors and the tax arising is paid by the Group on the Directors’ behalf.
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
Service contracts
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
Policy on payments on loss of office – non-executive Directors
There are no obligations in the non-executive Directors’ letters of appointment that could give rise to remuneration payments or payments for loss of office.
Non-executive Directors are entitled to notice under their letter of appointment. Non-executive Directors' current terms of appointment will expire as follows:

2022 AGM	2023 AGM	2024 AGM
José Antonio Meade Kuribreña	David Nish	Mark Tucker
Rachel Duan[1]	Jackson Tai	James Forese
Dame Carolyn Fairbairn[1]		Steven Guggenheimer
Eileen Murray
1    Rachel Duan and Dame Carolyn Fairbairn were appointed following the 2021 AGM and therefore their initial three-year appointment terms are subject to approval of their election by shareholders at the 2022 AGM. Their initial three-year term of appointment will end at the conclusion of the 2025 AGM, subject to annual re-election by shareholders' at the relevant AGMs.
Remuneration arrangements for colleagues
Our remuneration arrangements for our colleagues, including the executive Directors, are driven by the Group reward strategy. The Committee reviews the Group reward strategy to ensure it continues to support HSBC's overall ability to attract, retain, develop and motivate the best people, who are aligned to HSBC’s values and committed to maintaining a long-term career within the Group. Full details of our remuneration framework for our colleagues are disclosed on page 315.
Our executive Directors' remuneration policy aligns with our remuneration policy for our colleagues as follows:
•Externally sourced market data is used to help guide pay decisions for colleagues, including executive Directors.
•The base salary increases for executive Directors take into consideration base salary increases of colleagues across the Group, and relevant market conditions.
•The cash in lieu of pension allowance for executive Directors will not exceed the maximum contribution (as a percentage of salary) that can be made for the majority of colleagues in the relevant jurisdiction.
•All colleagues are eligible to be considered for an annual incentive award based on their performance and behaviour ratings. The variable pay for all colleagues, including executive Directors, is funded from a Group variable pay pool that is determined by reference to Group performance. Colleagues who receive a variable pay award above a certain level have a portion of their award deferred over a period of three to seven years.

HSBC Holdings plc	301

Report of the Directors | Corporate governance report
•LTI awards are considered for senior management, given their ability to influence directly the long-term performance.
The Board gathers views from our colleagues through a number of engagement channels. Our management engages with colleagues, either on a Group-wide basis or in the context of smaller focus groups, to solicit feedback generally on a wide range of matters, including pay. Our annual survey on pay seeks the views of all colleagues on their performance and pay outcomes. The Committee reviews the outcomes of the survey and determines the key remuneration priorities for the forthcoming year. Many of our colleagues are also shareholders and therefore have the opportunity to vote on the policy at the 2022 AGM.
As part of our annual calendar, the Committee Chair also hosts a forum attended by the chairs of our principal subsidiaries boards and remuneration committees. This event allows the Committee to understand local market factors and feedback gathered from employees, within the regions where we operate, on pay and performance matters. This helps both management and the Committee to determine the prioritisation of pay budgets, and allows the Committee to ensure that funding is directed to the areas of need in support of the Group’s strategic ambitions.
In 2022, the Committee has requested that a detailed review of the reward strategy be conducted to reflect the changes in the Group’s strategy, and our employee value proposition as a result of the Covid-19 pandemic, as well as to ensure that we are well positioned versus developments in the market, both within financial services and more broadly. This will include engagement with colleagues to ensure their feedback on the various elements of our reward strategy can be taken into account as part of the Committee’s decision making. An update will be provided as part of next year’s Directors’ remuneration report.
The table below details how the Group Remuneration Committee addresses the principles set out in the UK Corporate Governance Code in respect of the Directors' remuneration policy.

Provision	Approach
Clarity
•The Committee regularly engages and consults with key shareholders to take into account shareholder feedback and to ensure there is transparency on our policy and its implementation.
•Details of our remuneration practices and our remuneration policy for Directors are published and available to all our employees.

Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce.
Simplicity
•Our Directors' remuneration policy has been designed so that it is easy to understand and transparent, while complying with the provisions set out in the UK Corporate Governance Code and the remuneration rules of the UK's PRA and FCA, as well as meeting the expectations of our shareholders. The objective of each remuneration element is explained and the amount paid in respect of each element of pay is clearly set out.

Remuneration structures should avoid complexity and their rationale and operation should be easy to understand.
Risk
•In line with regulatory requirements, our remuneration practices promote sound and effective risk management while supporting our business objectives (see page 317).
•The Group Chief Risk and Compliance Officer attends Committee meetings and updates the Committee on the overall risk profile of the Group. The Committee also seeks inputs from the Group Risk Committee when making remuneration decisions.
•Risk and conduct considerations are taken into account in setting the variable pay pool, from which any executive Director variable pay is funded.
•Executive Directors' annual incentive and LTI scorecards include a mix of financial and non-financial measures. Financial measures in the scorecards are subject to a CET1 capital underpin to ensure CET1 capital remains within risk tolerance levels while achieving financial targets. In addition, the overall scorecard outcome is subject to a risk and compliance modifier.
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
Predictability	•The charts set out on page 300 show how the total value of remuneration and its composition vary under different performance scenarios for executive Directors.
The range of possible values of rewards to individual Directors and any other limits or discretions should be identified and explained at the time of approving the policy.
Proportionality
•The annual incentive and LTI scorecards reward achievement of our financial and resource plan targets, as well as long-term financial and shareholder value creation targets.
•The Committee retains the discretion to adjust the annual incentive and LTI payout based on the outcome of the relevant scorecards, if it considers that the payout determined does not appropriately reflect the overall position and performance of the Group during the performance period.

The link between individual awards, the delivery of strategy and the long-term performance of the Group should be clear and outcomes should not reward poor performance.
Alignment with culture
•In order for any annual incentive award to be made, each executive Director must achieve a required behaviour rating.
•Annual incentive and LTI scorecards contain non-financial measures linked to our wider social obligations. These include measures related to reducing the environmental impact of our operations, improving customer satisfaction, diversity and employee engagement.
•Each year senior employees participate in a 360 degree survey, which gathers feedback on values-aligned behaviours from peers, direct reports, skip level reports and managers.

Incentive schemes should drive behaviours consistent with the Group's purpose, values and strategy.

302	HSBC Holdings plc

Group Remuneration Committee
The Group Remuneration Committee is responsible for setting the overarching principles, parameters and governance of the Group's remuneration framework for our colleagues, and the remuneration of executive Directors, the Group Chairman and other senior Group colleagues. The Committee regularly reviews the framework to ensure it supports the Group's purpose, values, culture and strategy, as well as promoting sound risk management. The Committee also reviews the framework to satisfy itself that it complies with the regulatory requirements of multiple jurisdictions.
All members of the Committee are independent non-executive Directors of HSBC Holdings. No Directors are involved in deciding their own remuneration. A copy of the Committee’s terms of reference can be found on our website at www.hsbc.com/our-approach/corporate-governance/board-committees.
The Committee met six times during 2021. Rachel Duan, Dame Carolyn Fairbairn and José Antonio Meade Kuribreña were appointed as members of the Committee during 2021. David Nish, Henri de Castries and Irene Lee stepped down as members of the Committee during 2021. The following is a summary of the Committee’s key activities during 2021.

Matters considered during 2021
	Jan	Feb	May	Jul	Sep	Dec
Remuneration framework and governance
Group variable pay pool, workforce performance and pay matters, gender pay gap report, and employee surveys	●	ô	●	●	●	●
Directors' remuneration policy design	ô	ô	●	●	●	●
Executive Director remuneration policy implementation, scorecards and pay proposals	●	●	●	ô	●	●
Remuneration for other senior executives of the Group	●	●	●	●	●	●
Directors’ remuneration report	●	●	ô	ô	ô	●
Regulatory, risk and governance
Information on material risk and audit events, and performance and remuneration impacts for individuals involved	●	ô	●	●	●	●
Regulatory updates, including approach and outcomes for the identification of Material Risk Takers	●	●	●	●	●	●
Governance matters	●	●	●	●	●	●
Principal subsidiaries
Matters from subsidiary committees	●	●	●	●	●	●

Advisers
The Committee received input and advice from different advisers on specific topics during 2021. Deloitte LLP’s engagement with the Committee was extended during 2021. Deloitte provided benchmarking data on remuneration policy matters and independent advice to the Committee. Deloitte also provided tax compliance and other advisory services to the Group. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.
The Committee also received advice from Willis Towers Watson on market data and remuneration trends. Willis Towers Watson was appointed by management after considering invited proposals from similar consultancy firms. It provides actuarial support to Global Finance and benchmarking data and services related to benefits administration for our Group employees. The Committee was satisfied the advice provided by Deloitte and Willis Towers Watson was objective and independent in 2021.
For 2021, total fees of £176,550 and £35,060 were incurred in relation to remuneration advice provided by Deloitte and Willis Towers Watson, respectively. This was based on pre-agreed fees and a time-and-materials basis.
Attendees and interaction with other Board committees
During the year, Noel Quinn as the Group Chief Executive provided regular briefings to the Committee. In addition, the Committee engaged with and received updates from the following:
•Mark Tucker, Group Chairman;
•Elaine Arden, Group Chief Human Resources Officer;
•Jenny Craik, Group Head of Performance Management, Reward and Employee Relations;
•Alexander Lowen, Former Group Head of Performance Management and Reward;
•Pam Kaur, Group Chief Risk and Compliance Officer;
•Colin Bell, former Group Chief Compliance Officer;
•Bob Hoyt, Group Chief Legal Officer;
•Shawn Chen, Group General Counsel for Litigation and Regulatory Enforcement; and
•Aileen Taylor, Group Company Secretary and Chief Governance Officer.
The Committee also received feedback and input from the Group Risk Committee and Group Audit Committee on risk, conduct and compliance-related matters relevant to remuneration.
Committee effectiveness
The annual review of the effectiveness of the Committee was internally facilitated for 2021. The review concluded that the Committee continued to operate effectively, with a number of positive aspects of the Committee’s operation and practices highlighted. Areas identified for focus during 2022 included:
•The Committee needs to receive suitable and relevant data and insight to support its discussion and decision making on pay, including for the wider workforce.
•It should facilitate the right level of preparation for its members.
•The Committee should consider how best the Committee’s advisers and other external consultants could add value and insights on developing market context and stakeholder views to its discussions.
The Committee discussed the outcomes of the evaluation in January 2022, and endorsed the findings and actions to be taken. The outcomes of the evaluation have been reported to the Board and the Committee will track progress on the recommendations through the year.
Voting results from Annual General Meeting
The table below shows the voting results from our last AGM.

2021 Annual General Meeting voting results
	For	Against	Withheld
Remuneration report (votes cast)	97.30%	2.70%	––
	8,898,898,415	246,557,676	12,404,292
Remuneration policy (2019) (votes cast)	97.36%	2.64%	––
	9,525,856,097	258,383,075	47,468,297

HSBC Holdings plc	303

Report of the Directors | Corporate governance report

Annual report on Directors' remuneration
This section sets out how our approved Directors’ remuneration policy was implemented during 2021.
Determining executive Directors’ incentive outcomes
(Audited)
The maximum 2021 annual incentive opportunity for our two executive Directors, Noel Quinn and Ewen Stevenson, was set at 215% of salary.
In order for any annual incentive award to be made, each executive Director must achieve a minimum values-aligned behaviour rating. For 2021, both executive Directors met this requirement.
The level of award is determined by applying the outcome of their annual incentive scorecard to the maximum opportunity. The scorecard measures, weighting and targets were determined at the start of the financial year taking into account the Group's plan for 2021 and the Group's strategic priorities and commitments.
The financial targets were set at the start of the financial year when there was significant uncertainty and challenging circumstances, including the emergence of new Covid-19 variants and ongoing low interest rates. For strategic measures, the performance assessment involved considering performance against targets set in line with our commitments, such as employee diversity, survey results for employee experience and customer satisfaction measures, as well as an assessment of the progress made and momentum generated to achieve our strategic priorities.
The Group's financial performance improved in 2021. In particular, the Committee noted:
•reported profit before tax was $18.9bn, which represented an increase of 115% compared with 2020 and an increase of 42% compared with 2019;
•strong cost controls were demonstrated, despite inflationary pressures and continued investment in technology, with adjusted costs at $32.15bn;
•RoTE was 8.3%; and
•there was a more positive shareholder experience, including share price performance and shareholder returns through dividends and capital returns.
As set out in the scorecard assessment table below, while cost performance was towards the lower end of the target range, it was broadly in line with the Group’s revised adjusted cost guidance of $32bn, reflecting increases in technology investment and inflationary pressures. Adjusted revenue in Asia was down, due mainly to the impact of interest rate cuts. However, wealth and trade revenues grew, while loans and advances increased by $33bn for the year, indicating that demand remains high. We made strong progress towards our core objective of reducing RWAs in low-return franchises, achieving $104bn by the end of 2021 and more than 95% of our cumulative target for the end of 2022. We also made good progress on strategic measures, by improving customer satisfaction, maintaining the high level of employee engagement from 2020 and exceeding our gender representation target in senior leadership roles.
Overall, this level of performance resulted in a payout of 57.30% of the maximum for Noel Quinn and 60.43% for Ewen Stevenson.
The annual incentive scorecard is subject to a risk and compliance modifier, which provides the Committee with the discretion to adjust down the overall scorecard outcome, taking into account information such as any risk metrics being outside of tolerance for a significant period of time and any risk management failures that have resulted in significant customer detriment, reputational damage and/or regulatory censure. Taking into account the Group's performance against the risk metrics, inputs from the Group Risk Committee and overall performance of the executive Directors, the Committee determined that the application of the risk modifier was not required for 2021.
The Committee also reviewed these outcomes in the context of a number of internal and external considerations to determine whether it should exercise its discretion to reduce the formulaic outcome. The Committee determined that the 2021 formulaic outcome appropriately rewards the executive Directors for their performance within the context of Group's financial performance and overall stakeholder experience.

Annual incentive assessment
				Noel Quinn			Ewen Stevenson
	Minimum (25% payout)	Maximum (100% payout)	Performance	Weighting (%)	Assessment (%)	Outcome (%)	Weighting (%)	Assessment (%)	Outcome (%)
Adjusted cost ($bn)	32.27	31.47	32.15	20.00	36.25	7.25	20.00	36.25	7.25
Revenue growth in Asia (%)	0.44%	0.89%	-5.96%	20.00	—	—	15.00	—	—
RWA reduction in legacy assets/low-return areas ($bn)[1]	38.35	42.40	43.00	20.00	100.00	20.00	15.00	100.00	15.00
Customer satisfaction	See following section for non-financial performance commentary			15.00	67.00	10.05	15.00	67.00	10.05
Employee experience				15.00	75.00	11.25	15.00	75.00	11.25
Personal objectives				10.00	87.50	8.75	20.00	84.40	16.88
Total				100.00		57.30	100.00		60.43
Maximum annual incentive opportunity (£000)						£2,776			£1,619
Annual incentive outcome (£000)						£1,590			£978
1    As set out in our February 2020 business update, one of our objectives has been to reduce RWAs in low-return franchises and redeploy capital in areas of faster growth and higher returns, with a target of achieving a $100bn reduction in RWAs by the end of 2022. This target was subsequently amended during 2021, following a change to the methodology of capturing RWA saves. Following this amendment in methodology, the Committee adjusted the original target range of $28.35bn to $32.4bn and increased it to $38.35bn to $42.40bn.

304	HSBC Holdings plc

Non-financial performance

Shared objectives for Noel Quinn and Ewen Stevenson
Objectives	Weighting	Assessment	Performance
Customer satisfaction Maintain and improve net promoter score ('NPS') in the UK and Hong Kong	15%	67%
•In Wealth and Personal Banking, our NPS ranking in Hong Kong remained in third place, and in the UK our NPS increased and our overall rank improved by one place (assessed at 65%).
•In Commercial Banking, our overall NPS ranking was fourth in Hong Kong, and we ranked in the top three among our large corporate customers. In the UK, overall we declined one rank position in 2021. We continued to have a top placed NPS ranking for mid-market enterprises, and we maintained our NPS ranks for large corporates and small business banking clients, while our ranking fell for business banking customers (assessed at 57%).
•For Global Banking and Markets, we improved our overall NPS ranking in Asia from third to first place, and our rank improved by one place in Europe among priority clients (assessed at 80%).

Employee experience Improve engagement, diversity and inclusion	15%	75%
Employee engagement (assessed at 100%)
•We met our stretch target to sustain last year’s historically strong employee engagement score of 72%. The result is four points above the global financial services benchmark and five points above 2019 levels.
•The index comprises three areas: willingness to recommend HSBC as a great place to work, feeling proud to work for HSBC, and feeling valued by HSBC.
•Commentary from our survey suggests that focus on employee well-being, flexible work arrangements and our response to the Covid-19 pandemic have had a strong positive impact on employee engagement.
Gender representation in leadership roles (assessed at 100%)
•At the end of 2021, we had 31.7% of our senior leadership roles held by female colleagues, exceeding our target of 31.0% for the year and on track to achieving our new goal of 35.0% by 2025.
•This has been achieved through a focus on the hiring, retention and career development of female colleagues.
Black employees' representation in leadership roles (assessed at 100%)
•The number of Black heritage employees in senior leadership increased by 17.5%.
•We are reliant on our colleagues’ choice to self-identify or not, noting that we have made good progress on this ethnicity data with 78.1% of UK colleagues and 95.2% of US colleagues having self-identified. This improvement has enabled a much clearer picture of where to focus attention and we are using it as part of progress check-ins with executives.
Engagement among colleagues identifying as part of an ethnic minority and who identify as having a disability (assessed at 0%)
•At a global level, we have not closed the gap in employee engagement scores between ethnic minority and non-ethnic-minority colleagues, or between colleagues with disabilities versus those who do not have a disability.
•While delivering meaningful change will take time, we are deepening our understanding of where differences arise – in particular looking at how engagement is shaped by the way diverse groups are represented differently across our businesses, geographies and job types.
•We have also introduced an inclusion index to help understand the sentiment of all colleagues, including diverse groups. This includes questions related to a sense of belonging, speak-up, trust, career, fair treatment and self-expression.

HSBC Holdings plc	305

Report of the Directors | Corporate governance report

Personal objectives for Noel Quinn and Ewen Stevenson
Objectives	Weighting	Assessment	Performance
Noel Quinn •Launch of refreshed purpose and values •Delivery of strategy	10%	87.5%
Launch of refreshed purpose and values
•Our refreshed purpose and values were successfully deployed with strong leadership tone from the Group Chief Executive and Group Executives internally and externally.
•Our employee survey to test awareness and understanding of our new purpose, values and strategy found that 82% of respondents said that HSBC has the right purpose, strategy and values to drive success, and 76% believed that the purpose and values will lead to meaningful changes in how we work. The strategy index is at 72%, two points ahead of the financial services benchmark that has trended downwards.
•The purpose and values have been embedded into our onboarding and induction processes for 26,500 new joiners, our recognition framework and performance management approach.
Delivery of strategy
•We are making progress across the four strategic pillars: Focus on our strengths, digitise at scale, energise for growth and transition to net zero.
•Focus on our strengths:
–In Wealth and Personal Banking, we saw growth of 138% in net new invested assets for Asia wealth. In asset management, our funds under management rose 5% to $630bn. In insurance, the value of new business in Singapore, mainland China, and Hong Kong (including Hang Seng Bank) increased 40% from 2020, to reach $917m.
–In Commercial Banking, we saw strong growth in fee income in 2021, reaching $3.6bn, a growth of 9% compared with 2020. Our customer lending volume increased 3% to $349bn. We made progress on improving SME propositions in our key markets. Since the launch of Kinetic in the UK in 2020 we have reached 24,000 customers at the end of 2021.
–In Global Banking and Markets, we reduced adjusted RWAs by 10% to $236bn at 31 December 2021, driven by saves in our Western franchise, comprising of our Europe and Americas businesses. Overall, Global Banking and Markets revenue reached approximately $15bn, driven by strong performance in Equities, Capital Markets and Advisory, and Securities Services.
–We made progress on restructuring our US business and HSBC Bank plc, our non-ring-fenced bank in Europe and the UK. We announced three key acquisitions in 2021 to further strengthen our wealth franchise in Asia. We entered into an agreement to acquire AXA Singapore, pending regulatory approval, with the intention to merge the business with the operations of our existing HSBC Life Singapore franchise. We agreed to fully acquire L&T Investment Management, the 12th largest mutual fund management company in India. We received regulatory approval to acquire the remaining 50% stake in HSBC Life China, bringing our shareholder ownership to 100% upon completion.
•Digitise at scale: We made good progress on automating our organisation at scale. Our Cloud adoption rate, which is the percentage of our technology services on the private or public Cloud, increased from approximately 20% in 2020 to 27% in 2021. At the end of 2021, 43% of our customers were 'mobile active' users, who are customers that had logged onto a mobile app at least once in the last 30 days. This is an improvement compared with 38% in 2020.
•Energise for growth: We continue to help to energise our colleagues through initiatives that help develop their future skills and learning opportunities, in areas including data, digital and sustainability.
•Transition to net zero: In 2021, we reduced our organisation’s absolute greenhouse gas emissions in our operations to 341,000 CO2 tonnes, a decrease of 50% using 2019 as the baseline. We provided and facilitated $82.6bn of sustainable finance and investment, taking the cumulative amount to $126.7bn since 1 January 2020, as part of our $750bn to $1tn by 2030 ambition.

Ewen Stevenson •Finance on the Cloud deployment •Climate stress test •Resolvability assessment framework attestation •Reduce Global Finance function costs and number of FTEs	20%	84.4%
•The Finance on the Cloud programme entered into the implementation phase in 2021. The RWA and liquidity Cloud migrations from the legacy Platfora solution was completed and the UK Cloud transformation was extended to liquidity. All regulatory obligations in relation to this were met. We also made progress with the global roll-out of the Cloud solution in Hong Kong and the US.
•We significantly developed our climate scenario capabilities, largely driven by the climate biennial exploratory scenario exercise and through developing a framework to incorporate client adaptation plans into climate scenario analysis to address insufficient client data issues. We developed reporting that includes the Group’s carbon reduction metrics, with reporting of high-risk sectors included in the quarterly Group Executive Committee update. We also enhanced disclosures to cover quantitative risk metrics aligned with the climate risk appetite statement.
•We built capabilities to support the resolvability assessment framework and met all regulatory deadlines during 2021 in relation to this.
•The Global Finance function costs were marginally above target due to market pay challenges and the target for full-time equivalent colleagues was largely met.

306	HSBC Holdings plc

Single figure of remuneration
(Audited)
The following table shows the single figure of total remuneration of each executive Director for 2021, together with comparative figures.

Single figure of remuneration
	Noel Quinn		Ewen Stevenson
(£000)	2021	2020	2021	2020
Base salary[1]	1,288	1,266	751	738
Fixed pay allowance ('FPA')[1]	1,700	1,700	1,062	950
Cash in lieu of pension	129	127	75	74
Taxable benefits[2]	95	186	3	12
Non-taxable benefits[2]	71	59	42	32
Total fixed	3,283	3,338	1,933	1,806
Annual incentive[3]	1,590	799	978	450
Notional returns[4]	22	17	—	—
Replacement award[5]	—	—	754	1,431
Total variable	1,612	816	1,732	1,881
Total fixed and variable	4,895	4,154	3,665	3,687
1    Executive Directors made the personal decision to donate 100% of their base salary increases for 2021 to charity given the ongoing challenging external environment. Ewen Stevenson also donated his FPA increase for 2021 to charity. Figures shown in the table above are the gross figures before charitable donations.
2    Taxable benefits include the provision of medical insurance, car and tax return assistance (including any associated tax due, where applicable). Non-taxable benefits include the provision of life assurance and other insurance cover.
3    Noel Quinn and Ewen Stevenson both voluntarily waived the cash portion of their 2020 annual incentive. Without this voluntary waiver, the 2020 annual incentive of Noel Quinn and Ewen Stevenson would have been £1,598,000 and £900,000, respectively.
4    The deferred cash awards granted in prior years includes a right to receive notional returns for the period between the grant and vesting date. This is determined by reference to a rate of return specified at the time of grant and paid annually, with the amount disclosed on a paid basis.
5    In 2019 Ewen Stevenson was granted replacement awards to replace unvested awards, which were forfeited as a result of him joining HSBC. The awards, in general, match the performance, vesting and retention periods attached to the awards forfeited. The values included in the table for 2020 relate to his 2017 LTI award granted by the Royal Bank of Scotland Group plc ('RBS'), now renamed as NatWest Group plc ('NatWest'), for performance year 2016, which was determined by applying the performance assessment outcome of 56.25% as disclosed in NatWest's Annual Report and Accounts 2019 (page 91) to the maximum number of shares subject to performance conditions. This resulted in a payout equivalent to 78.09% of NatWest award shares that were forfeited and replaced with HSBC shares. A total of 313,608 shares were granted in respect of his 2017 LTI replacement award at a share price of £6.643. The HSBC share price was £5.845 when the awards ceased to be subject to performance conditions, with no value attributable to share price appreciation. The value included in the table for 2021 relates to Ewen Stevenson's 2018 LTI replacement award granted by NatWest for performance year 2017 and was subject to a pre-vest performance test assessed and disclosed by NatWest in its Annual Report and Accounts 2020 (page 135). As no adjustment was proposed for Ewen Stevenson by NatWest, a total of 177,883 shares granted in respect of his 2018 LTI replacement award ceased to be subject to performance conditions. These awards were granted at a share price of £6.643 and the HSBC share price was £4.240 when the awards ceased to be subject to performance conditions, with no value attributable to share price appreciation.
Benefits
The values of the significant benefits in the single figure table are set out in the following table.1

	Noel Quinn
(£000)	2021	2020
Insurance benefit (non-taxable)	67	51
Car and driver (UK and Hong Kong)[2]	87	139
1    The insurance and car benefits for Ewen Stevenson are not included in the above table as they were not deemed significant.
2    The 2021 car and driver benefit was lower than 2020 due to the impact of travel restrictions during the Covid-19 pandemic.
Long-term incentive awards
(Audited)
Long-term incentive in respect of 2021
After taking into account performance for 2021, the Committee decided to grant Noel Quinn and Ewen Stevenson LTI awards of £4,131,000 and £2,410,000, respectively.
The 2021 LTI awards will have a three-year performance period starting 1 January 2022. During this period, performance will be assessed based on four equally weighted measures: two financial measures to incentivise value creation for our shareholders; a measure linked to our climate ambitions; and a measure for relative total shareholder return ('TSR'). This is consistent with the measures used for our last LTI award.
RoTE is a key measure of our financial performance and how we generate returns that deliver value for our shareholders. The target range for this measure is aligned with our medium-term objective of achieving a RoTE of 10% or more.
Capital reallocation to Asia remains one of the key levers of our strategy and business transformation plan. This measure will be assessed based on the share of Group tangible equity allocated to
Asia at the end of the performance period. The target range for this measure is aligned with our long-term strategic plan.
The transition to net zero scorecard measures are aligned to our strategic priority of bringing carbon emissions in our own operations to net zero by 2030 and supporting our customers in the transition to a more sustainable future, by providing and facilitating $750bn to $1tn of sustainable finance and investment over the same time period. Targets are linked to this climate ambition and performance will be assessed based on the reduction in our carbon footprint and the financing we provide to our clients in their net zero transition.
Relative TSR rewards executive Directors based on comparison of the TSR performance of the Group and a relevant peer group. No changes were made to the peer group for this LTI award. The Committee will review the TSR peer group for future LTI awards to ensure the peer group remains appropriate, taking into account the progress in the execution of our strategic shifts in our geographical and business mix, notably future growth investment in Asia and wealth business.
The LTI continues to be subject to a risk and compliance modifier, which gives the Committee the discretion to adjust down the

HSBC Holdings plc	307

Report of the Directors | Corporate governance report
overall outcome to ensure that the Group operates soundly when achieving its financial targets. For this purpose, the Committee will receive information including any risk metrics outside of tolerance for a significant period of time and any risk management failures that have resulted in significant customer detriment, reputational damage and/or regulatory censure.
The RoTE and capital reallocation to Asia measures are also subject to a CET1 underpin. If the CET1 ratio at the end of the performance period is below the CET1 risk tolerance level set in the risk appetite statement, then the assessment for these measures will be reduced to nil.
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

Performance conditions for LTI awards in respect of 2021 (performance period 1 January 2022 to 31 December 2024)
Measures[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)	Weighting %
RoTE (with CET1 underpin)[2]		8.0%	9.5%	11.0%	25.0
Capital reallocation to Asia (with CET1 underpin)[3]		46.0%	48.0%	50.0%	25.0
Transition to net zero[4]	Carbon reduction	52.0%	56.0%	60.0%	25.0
	Sustainable finance and investment	$285.0bn	$340.0bn	$370.0bn
Relative TSR[5]		At the median of the peer group	Straight-line vesting between minimum and maximum	At the upper quartile of the peer group	25.0
1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2To be assessed based on RoTE at the end of the performance period. This metric will be subject to the CET1 underpin outlined above.
3    To be assessed based on share of Group tangible equity (on a constant currency basis and excluding associates) allocated to Asia by 31 December 2024. This metric will be subject to the CET1 underpin outlined above.
4    Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2024 using 2019 as the baseline. The sustainable finance and investment metric will assess cumulative financing provided over the period commencing on
1 January 2020 and ending on 31 December 2024.
5    The peer group for the 2021 award is: Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse Group, DBS Group Holdings, Deutsche Bank, J.P. Morgan Chase & Co., Lloyds Banking Group, Morgan Stanley, Standard Chartered and UBS Group.
2018 long-term incentive performance
The 2018 LTI award was granted to John Flint (former Group Chief Executive) and Marc Moses (former Group Chief Risk Officer).
Based on the scorecard outcome, 78,071 shares will vest for John Flint and 54,932 shares will vest for Marc Moses (determined by pro-rating their awards for time in employment during the performance period of 1 January 2019 to 31 December 2021). The awards will vest in five equal annual instalments commencing in March 2022. Using the average daily closing share prices over the three months to 31 December 2021 of £4.339 the value of awards to vest to John Flint and Marc Moses is £338,750 and £238,350, respectively.

Assessment of the LTI award in respect of 2018 (performance period 1 January 2019 to 31 December 2021)
Measures (with weighting)	Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)	Actual	Assessment	Outcome
Average RoTE (with CET1 underpin) (75%)	10.0%	11.0%	12.0%	6.6%	0.0%	0.00%
Employer advocacy[1] (12.5%)	65%	70%	75%	70%	50.0%	6.25%
Environmental, social and governance rank[2] (12.5%)	At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of peer group	Above upper quartile	100.0%	12.50%
Total[3]						18.75%
1    Assessed based on results of the 2021 employee Snapshot survey question: 'I would recommend this company as a great place to work'.
2    Based on Sustainalytics ratings. Peer group for this measure included Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse Group, Deutsche Bank, DBS Group Holdings, J.P. Morgan Chase & Co., Lloyds Banking Group, Standard Chartered, UBS Group, ICBC, Itau and Santander.
3    The award was subject to a risk and compliance underpin which gives the Committee the discretion to adjust down the overall scorecard outcome, taking into account performance against risk and compliance factors during the performance period for the award. Taking into account inputs received from Group Risk and Compliance and the Group Risk Committee, the Committee considered the application of the risk and compliance underpin was not required.

308	HSBC Holdings plc

Scheme interests awarded during 2021
(Audited)
The table below sets out the scheme interests granted to executive Directors during 2021 in respect of performance year 2020, as disclosed in the 2020 Directors’ remuneration report. No non-executive Directors received scheme interests during the financial year.

Scheme awards in 2021
(Audited)
	Type of interest awarded	Basis on which award made	Date of award	Face value awarded[1] £000	Percentage receivable for minimum performance	Number of shares awarded	End of performance period
Ewen Stevenson	LTI deferred shares[2]	% of salary[2]	1 March 2021	2,716	25	637,197	31 December 2023
Noel Quinn	LTI deferred shares[2]	% of salary[2]	1 March 2021	4,767	25	1,118,554	31 December 2023
1The face value of the award has been computed using HSBC's closing share price of £4.262 taken on 26 February 2021. LTI awards are subject to a three-year forward-looking performance period and vest in five equal annual instalments, between the third and seventh anniversary of the award date, subject to performance achieved. On vesting, awards will be subject to a one-year retention period. Awards are subject to malus during the vesting period and clawback for a maximum period of 10 years from the date of the award.
2    In line with regulatory requirements, scheme interests awarded during 2021 were not eligible for dividend equivalents. In accordance with the remuneration policy approved by shareholders at the 2019 AGM, the LTI award was determined at 293% of salary for Noel Quinn and 286% of salary for Ewen Stevenson. The number of shares to be granted was determined by taking HSBC's closing share price of £4.262 taken on 26 February 2021, and applying a discount based on HSBC’s expected dividend yield of 5% per annum for the vesting period (£3.324).
The above table does not include details of shares issued as part of the fixed pay allowance and shares issued as part of the 2020 annual incentive award that vested on grant and were not subject to any further service or performance conditions. Details of the performance measures and targets for the LTI award in respect of 2020 are set out below:

Performance conditions for LTI awards in respect of 2020 (performance period 1 January 2021 to 31 December 2023)
Measures[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)	Weighting %
RoTE (with CET1 underpin)[2]		8.0%	9.0%	10.0%	25.0
Capital reallocation to Asia (with CET1 underpin)[3]		45.0%	47.0%	50.0%	25.0
Environment and sustainability[4]	Carbon reduction	42.0%	48.0%	51.0%	25.0
	Sustainable finance and investment	$200.0bn	$240.0bn	$260.0bn
Relative TSR[5]		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of peer group	25.0
1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2    To be assessed based on RoTE at the end of the performance period. The measure will also be subject to a CET1 underpin. If the CET1 ratio at the end of the performance period is below the CET1 risk tolerance level set in the risk appetite statement, then the assessment for this measure will be reduced to nil.
3    To be assessed based on share of Group tangible equity (on a constant currency basis and excluding associates) allocated to Asia by 31 December 2023. This metric will be measured on an organic basis and will exclude changes in Group tangible equity allocation resulting from acquisitions and disposals (and also part-acquisitions or part-disposals) of businesses and is subject to the CET1 underpin outlined above.
4    Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2023 using 2019 as the baseline. The sustainable finance and investment metric will assess cumulative financing provided over the period commencing on
1 January 2020 and ending on 31 December 2023.
5    The peer group for the 2020 award is: Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse Group, DBS Group Holdings, Deutsche Bank, J.P. Morgan Chase & Co., Lloyds Banking Group, Morgan Stanley, Standard Chartered and UBS Group.

Executive Directors’ interests in shares
(Audited)
The shareholdings of executive Directors in 2021, including the shareholdings of their connected persons, at 31 December 2021 (or the date they stepped down from the Board, if earlier) are set out below. The following table shows the comparison of shareholdings with the company shareholding guidelines. There have been no changes in the shareholdings of the executive Directors from 31 December 2021 to the date of this report.
Individuals have five years from their appointment date to build up the recommended levels of shareholding. In line with investor guidance, for executive Directors, unvested shares which are not subject to forward-looking performance conditions (on a net of tax basis) will count towards their shareholding requirement under the new policy proposed for shareholder approval at the 2022 AGM.
The Committee reviews compliance with the shareholding requirement and has full discretion in determining if any unvested shares should be taken into consideration for assessing compliance with this requirement, taking into account shareholder expectations and guidelines. The Committee also has full discretion in determining any penalties for non-compliance.
With regard to post-employment shareholding arrangements,
we believe that our remuneration structure achieves the objective of ensuring there is ongoing alignment of executive Directors' interests with shareholder experience post-cessation of their employment due to the following features of the policy:
•Shares delivered to executive Directors as part of the FPA have a five-year retention period, which continues to apply following a departure of an executive Director.
•Shares delivered as part of an annual incentive award are subject to a one-year retention period, which continues to apply following a departure of an executive Director.
•LTI awards have a seven-year vesting period with a one-year post-vesting retention period, which is not accelerated on departure. The weighted average holding period of an LTI award within HSBC is therefore six years, in excess of the five-year holding period typically implemented by FTSE-listed companies. When an executive Director ceases employment as a good leaver under our policy, any LTI awards granted will continue to be released over a period of up to eight years, subject to the outcome of performance conditions.
HSBC operates an anti-hedging policy under which individuals are not permitted to enter into any personal hedging strategies in relation to HSBC shares subject to a vesting and/or retention period.

HSBC Holdings plc	309

Report of the Directors | Corporate governance report

Shares
(Audited)
	Shareholding guidelines (% of salary)	Shareholding at 31 Dec 2021[2] (% of salary)	At 31 Dec 2021
				Scheme interests
			Share interests (number of shares)	Share options[3]	Shares awarded subject to deferral[1]
					without performance conditions[4]	with performance conditions[5]
Executive Directors
Noel Quinn[6]	400%	380%	1,131,278	—	481,634	1,118,554
Ewen Stevenson[6]	300%	483%	838,154	—	506,743	1,113,954
1The gross number of shares is disclosed. A portion of these shares will be sold at vesting to cover any income tax and social security that falls due at the time of vesting.
2    The value of the shareholding is calculated using an average of the daily closing share prices in the three months to 31 December 2021 (£4.339).
3    At 31 December 2021, Noel Quinn and Ewen Stevenson did not hold any options under the HSBC Holdings Savings-Related Share Option Plan (UK).
4    The amount for Ewen Stevenson reflects the award granted in May 2019, replacing the 2015 to 2018 LTIs forfeited by the Royal Bank of Scotland Group plc, now renamed as NatWest Group plc ('NatWest'), and is subject to any performance adjustments assessed and disclosed in the relevant NatWest Annual Report and Accounts.
5    LTI awards granted in February 2020 and 2021 are subject to the performance conditions as set out on page 309.
6    All Group Executives and executive Directors are expected to meet their shareholding guidelines within five years of the date of their appointment (Noel Quinn and Ewen Stevenson were appointed on 5 August 2019 and 1 January 2019 respectively). For Group Executives, their shareholding requirement is 250% of salary and unvested shares that are not subject to forward-looking performance conditions (on a net of tax basis) are counted towards their shareholding requirement.
Total pension entitlements
(Audited)
No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension scheme for their services as executive Directors or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for colleagues is 65.
Payments to past Directors
(Audited)
Details of the 2018 LTI outcome, in which John Flint (former Group Chief Executive) and Marc Moses (former Group Chief Risk Officer) participated, are outlined on page 308. No payments were made to, or in respect of, former Directors in the year in excess of the minimum threshold of £50,000 set for this purpose.
Payments for loss of office
(Audited)
No payments for loss of office were made to, or in respect of, former or current Directors in the year.

External appointments
During 2021, executive Directors did not receive any fees from external appointments.
Implementation of remuneration policy in 2022 for executive Directors
The base salary of our executive Directors will increase by 3.5% with effect from 1 March 2022. The Committee determined the increase was necessary to ensure that the total remuneration opportunity of our executive Directors does not fall further behind desired levels based on the size, complexity and international peer group of the Group. This was discussed with shareholders during our engagement with them on the new Directors' remuneration policy.
The increase is in line with the average salary increase of our wider workforce. There is no other change to the remuneration elements of our executive Directors.
The following table summarises how the maximum opportunity for each element of our remuneration policy for executive Directors will be implemented in 2022.

Implementation of remuneration policy in 2022
	Summary of operation	Noel Quinn	Ewen Stevenson
Base salary	3.5% increase with effect from 1 March 2022 (in line with the increase for the wider workforce)	£1,336,000	£779,000
Fixed pay allowance	No change	£1,700,000	£1,085,000
Cash in lieu of pension	No change	10% of base salary
Benefits	No change	Same benefit provisions will be made available
Annual incentive	No change in maximum opportunity	Maximum opportunity will be 215% of base salary
Long-term incentive	No change in maximum opportunity	Maximum opportunity will be 320% of base salary

2022 annual incentive scorecards
The 2022 annual incentive scorecard measures for our executive Directors have been set to deliver growth and business transformation. The targets for the measures have been set, reflecting on the Group's plan for 2022 and the macroeconomic uncertainty, including the interest rate environment and inflation.
The Committee will continue to retain discretion to adjust the formulaic outcomes of scorecards, taking into account factors such as Group profits, wider business performance and stakeholder experience, to ensure executive reward is aligned with underlying Group performance and the broader stakeholder experience.
The weightings and performance measures for the 2022 annual incentive award for executive Directors are disclosed below. The performance targets are commercially sensitive and it would be detrimental to the Group’s interests to disclose them at the start of the financial year. Subject to commercial sensitivity, we will disclose the targets for a given year in the Annual Report and Accounts for that year in the Directors' remuneration report.
Executive Directors will be eligible for an annual incentive award of up to 215% of base salary.
The 2022 annual incentive scorecards for members of our Group Executive Committee include similar measures as for the executive Directors to drive performance in each of our businesses, functions and regions that contribute to the overall success of the Group. The Group Executives' LTI awards in respect of 2021 will also be subject to the same three-year forward-looking scorecard measures and targets as set out on page 307.

310	HSBC Holdings plc

2022 annual incentive scorecard measures and weightings
	Noel Quinn	Ewen Stevenson
Measures	Weighting %	Weighting %
Group adjusted profit before tax	20.0	15.0
Growth in Group lending and net new invested assets	15.0	10.0
RoTE	15.0	15.0
Group adjusted costs	10.0	10.0
Customer satisfaction in the UK, Hong Kong and key growth markets	15.0	15.0
Employee experience through maintaining and improving engagement, increasing diversity and improving inclusion	15.0	15.0
Personal objectives Group Chief Executive •Technology transformation, growth initiatives, restructuring of the Group and driving innovation programmes. Group Chief Financial Officer •Finance of the future, creating strong corporate development and Group transformation functions, Global Finance function employee experience and Global Finance function efficiency.	10.0	20.0
Total	100.0	100.0
The Group adjusted profit before tax, Group lending and net new invested assets growth, RoTE and Group adjusted costs measures will be subject to a CET1 underpin. If the CET1 ratio on 31 December 2022 is below the CET1 risk tolerance level set in the risk appetite statement, then the assessment for these measures will be reduced to nil. The 2022 annual incentive scorecard is subject to a risk and compliance modifier, which allows the
Committee the discretion to adjust down the overall scorecard outcome to ensure that the Group operates soundly when achieving its financial targets. For this purpose, the Committee will receive information including any risk thresholds outside of tolerance for a significant period of time and any risk management failures that have resulted in significant customer detriment, reputational damage and/or regulatory censure.
Non-executive Directors
(Audited)
The following table shows the total fees and benefits of non-executive Directors for 2021, together with comparative figures for 2020.

Fees and benefits
(Audited)	Fees[1]		Benefits[2]		Total
(£000)	2021	2020	2021	2020	2021	2020
Henri de Castries[3]	82	202	22	1	104	203
Laura Cha[3,4]	242	587	18	—	260	587
Rachel Duan[5]	67	—	—	—	67	—
Dame Carolyn Fairbairn[6]	80	—	—	—	80	—
James Forese[7]	572	160	—	—	572	160
Steven Guggenheimer[8]	250	134	—	—	250	134
Irene Lee[9]	556	546	—	—	556	546
José Antonio Meade Kuribreña[10]	223	202	—	4	223	206
Heidi Miller[3,11]	251	632	19	7	270	639
Eileen Murray[12]	266	120	—	—	266	120
David Nish[13]	482	480	10	8	492	488
Jackson Tai	350	355	—	12	350	367
Mark Tucker[14]	1,500	1,500	33	52	1,533	1,552
Pauline van der Meer Mohr[15]	291	312	—	2	291	314
Total (£000)	5,212	5,230	102	79	5,314	5,309
Total ($000)	7,169	6,958	140	105	7,309	7,063
1Fees are in line with the Directors' remuneration policy that was approved at the 2019 AGM. Fees include a travel allowance of £4,000 for non-UK based non-executive Directors and for all non-executive Directors effective from 1 June 2019. Given the travel restrictions in place, the Board was unable to travel to attend meetings in person. Therefore, no travel allowance was paid to non-executive Directors during 2021.
2    Benefits include taxable expenses such as accommodation, travel and subsistence relating to attendance at Board and other meetings at HSBC Holdings' registered offices. Amounts disclosed have been grossed up using a tax rate of 45%, where relevant.
3    Retired from the Board on 28 May 2021.
4    Includes fees of £177,000 (2020: £423,800) for her role as non-executive Chair and member of the Nomination Committee of The Hongkong and Shanghai Banking Corporation Limited.
5    Appointed to the Board and as a member of the Group Remuneration Committee and Nomination & Corporate Governance Committee on 1 September 2021.
6    Appointed to the Board and as a member of the Group Risk Committee, Group Remuneration Committee and Nomination & Corporate Governance Committee on 1 September 2021.
7    Includes fees of £332,000 (2020: £nil) in relation to his role as a non-executive Director of HSBC North America Holdings, Inc. He was appointed as non-executive Chair on 28 May 2021.
8    Appointed as Co-Chair of the Technology Governance Working Group on 1 March 2021.
9    Includes fees of £380,000 (2020: £546,000) in relation to her roles as a Director, Remuneration Committee Chair, Audit Committee member and Risk Committee member of The Hongkong and Shanghai Banking Corporation Limited and in relation to her role as non-executive Chair of Hang Seng Bank Limited.
10     Appointed to the Group Remuneration Committee on 28 May 2021.
11    Includes fees of £169,000 (2020: £431,000) in relation to her role as non-executive Chair of HSBC North America Holdings, Inc.
12    Appointed as Co-Chair of the Technology Governance Working Group on 1 March 2021. Stepped down as a member of the Group Audit Committee on 28 May 2021.
13    Stepped down as a member of Group Remuneration Committee on 23 February 2021.
14 As previously announced in 2020, a part of the fee for 2021 was donated to charity. The fee shown in the single figure of remuneration is the gross fee before charitable donations.
15    Stepped down as a member of the Group Risk Committee on 28 May 2021.

HSBC Holdings plc	311

Report of the Directors | Corporate governance report
Non-executive Directors’ interests in shares
(Audited)
The shareholdings of persons who were non-executive Directors in 2021, including the shareholdings of their connected persons, at
31 December 2021, or date of cessation as a Director if earlier, are set out below.
Non-executive Directors are expected to meet the shareholding guidelines within five years of the date of their appointment. All non-executive Directors who had been appointed for five years or more at 31 December 2021 met the guidelines.

Shares
	Shareholding guidelines (number of shares)	Share interests (number of shares)
Laura Cha (retired on 28 May 2021)	15,000	16,200
Henri de Castries (retired on 28 May 2021)	15,000	19,251
Rachel Duan (appointed to the Board on 1 Sep 2021)	15,000	—
Dame Carolyn Fairbairn (appointed to the Board on 1 Sep 2021)	15,000	—
James Forese	15,000	115,000
Steven Guggenheimer	15,000	15,000
Irene Lee	15,000	15,000
José Antonio Meade Kuribreña	15,000	15,000
Heidi Miller (retired on 28 May 2021)	15,000	15,700
Eileen Murray	15,000	75,000
David Nish	15,000	50,000
Jackson Tai	15,000	66,515
Mark Tucker	15,000	307,352
Pauline van der Meer Mohr	15,000	15,000
2022 fees for non-executive Directors
The table below sets out the 2022 fees for non-executive Directors.

		2022 fees
Position		£
Non-executive Group Chairman[1]		1,500,000
Non-executive Director (base fee)		127,000
Senior Independent Director		200,000
Group Risk Committee	Chair	150,000
	Member	40,000
Group Audit Committee and Group Remuneration Committee	Chair	75,000
	Member	40,000
Nomination & Corporate Governance Committee	Chair	––
	Member	33,000
Technology Governance Working Group	Co-Chair	60,000
1    The Group Chairman does not receive a base fee or any other fee in respect of chairing of the Nomination & Corporate Governance Committee.

312	HSBC Holdings plc

Summary of shareholder return and Group Chief Executive remuneration
The following graph shows HSBC TSR performance (based on the daily spot Return Index in sterling) against the FTSE 100 Total Return Index for the 10-year period ended 31 December 2021.
The FTSE 100 Total Return Index has been chosen as a recognised broad equity market index of which HSBC Holdings is a member. The single figure remuneration for the Group Chief Executive over the past 10 years, together with the outcomes of the respective annual incentive and LTI awards, are presented in the following table.

HSBC TSR and FTSE 100 Total Return Index

	2012	2013	2014	2015	2016	2017	2018		2019		2020	2021
Group Chief Executive	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	John Flint	John Flint	Noel Quinn	Noel Quinn	Noel Quinn
Total single figure £000	7,532	8,033	7,619	7,340	5,675	6,086	2,387	4,582	2,922	1,977	4,154	4,895
Annual incentive[1] (% of maximum)	52%	49%	54%	45%	64%	80%	76%	76%	61%	66%	32%	57%
Long-term incentive[1,2,3] (% of maximum)	40%	49%	44%	41%	–%	–%	100%	–%	–%	–%	–%	—%
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
2    Long-term incentive awards are included in the single figure for the year in which the performance period is deemed to be substantially completed. For Group Performance Share Plan ('GPSP') awards, this is the end of the financial year preceding the date of grant. GPSP awards shown in 2012 to 2015 are therefore related to awards granted in 2013 to 2016.
3    The GPSP was replaced by the LTI in 2016 and the value for GPSP is nil for 2016 as no GPSP award was made for 2016. LTI awards have a three-year performance period and the first LTI award was made in February 2017. The value of the LTI awards expected to vest will be included in the total single figure of remuneration of the year in which the performance period ends. Noel Quinn did not receive the 2018 LTI award that had a performance period ended on 31 December 2021.
Relative importance of spend on pay
The following chart shows the change in:
•total staff pay between 2020 and 2021; and
•dividends and share buy-backs in respect of 2020 and 2021.
In 2021, total spend on pay was up from 2020, and the distribution to shareholders also increased from 2020 with the reinstatement of dividends (following the suspension of dividend payments during 2020) and the capital return to shareholders through the up to $2bn share buy-back announced in October 2021. In addition, the Group has announced the intention to initiate a further up to $1bn buy-back, to commence after the existing buy-back has concluded. Dividends include an approximation of the amount payable on 28 April 2022 in relation to the second interim dividend of $0.18 per ordinary share.

Relative importance of spend on pay

Total return to shareholder	2021 —	$5,070m	$2,000m	$7,070m	ì
131.1%
	2020 —	$3,059m
ì
Employee pay	2021 —		$18,742m

	2020 —		$18,076m		3.7%

		Employee pay	Dividends	Share buy-back

HSBC Holdings plc	313

Report of the Directors | Corporate governance report

Our approach to workforce remuneration
Remuneration principles
Our performance and pay strategy aims to competitively reward long-term sustainable performance. Our goal is to attract, motivate and retain the very best people, regardless of gender, ethnicity, age, disability or any other factor unrelated to performance or experience. This supports the long-term interests of our stakeholders, including our customers and the communities we serve, our shareholders and our regulators.
Our approach to performance and pay in 2021 for the broader workforce was underpinned by our remuneration principles.

Principle	Our approach in 2021
Fair, appropriate and free from bias
•We help managers to make informed, consistent and fair pay decisions. Variable pay for 92% of our employees is either set centrally or based on a starting point recommendation from HR.
•Communications and reporting encourage our managers to: challenge their assessments; question whether they were objective; and use facts to make decisions.
•Managers in similar roles complete ‘fairness reviews’ where they discuss the performance and values-aligned behaviour ratings of their teams. They help each other to make objective decisions by providing a diverse range of examples, facts and viewpoints, and challenge each other to mitigate the risk of unconscious bias.
•During the annual review process, HR and management perform checks to ensure outcomes are in line with our principles and are equitable. We use data to identify employees whose pay is lower than their comparable peer group. If there is no objective reason for these variances, such as performance or skills and experience, we make adjustments.

A culture of continuous feedback through manager and employee empowerment
•We seek to create a culture where our people can fulfil their potential, gain new skills and develop their careers for the future.
•In 2021, we further improved our culture of continuous feedback, with 66% of our colleagues saying that conversations with their managers across the year had a positive impact on their performance and 62% reporting positive effects on their well-being.
•Our continuous feedback tool, including a mobile app, makes it easier for our colleagues to share feedback with each other in the moment, providing a structure so that they can share what went well and what they could do better in specific situations.
•We encourage colleagues to use our online career planning tools to help them with their thinking about future roles and the capabilities they require and to drive conversations.

Reward and recognition of sustainable performance and values-aligned behaviour
•Individual performance is assessed against clear and relevant financial and non-financial objectives. These set out expectations for each colleague in terms of performance and development.
•We recognise our colleagues not just for results, but also for demonstrating our values. As such, subject to local law, our colleagues receive a behaviour rating as well as a performance rating.
•Group and business performance is used to determine the Group variable pay pool and that of each business. Where performance in a year is weak, as measured by both financial and non-financial metrics, this will impact the relevant pool. The final pool also considers the external operating environment and the expectations of our stakeholders.
•We undertake analytical reviews to ensure there is clear pay differentiation across both performance and behaviour ratings. This is provided to senior management and the Committee as part of their oversight of the remuneration outcomes for the Group.
•We recognise examples of exceptional positive conduct through an increase in variable pay, and apply a reduction in variable pay for misconduct or inappropriate behaviour that exposes us to financial, regulatory or reputational risk.
•We promote employee share ownership through variable pay deferrals and voluntary enrolment in an all-employee share plan.

Balanced, simple and transparent total reward packages, which support employee well-being
•Paying our colleagues fairly and appropriately is critical to delivering on our strategic commitments. We work extensively with our external market benchmarking consultants to get the latest insights on market pay levels and areas of potential risk. That guides us as we make pay decisions, allowing us to focus on managing people risks and areas critical to our strategy.
•We maintain an appropriate balance between fixed pay, variable pay and employee benefits, taking into consideration an employee’s seniority, role, individual performance and the market. Decisions are informed, but not driven, by market position and practice.
•We are committed to employee well-being and offer employee benefits that support the mental, physical and financial health of a diverse workforce.
•We review pay based on gender to uphold our commitment to inclusion and pay equity.
•All HSBC employees that work in a jurisdiction with a legal minimum wage are paid at or above this amount. In 2014, HSBC in the UK was formally accredited by the Living Wage Foundation for having adopted the ‘Living Wage’ and the ‘London Living Wage’. In nine of our jurisdictions where a 'living wage' has been defined, our employees are paid at or above that level. We also undertake regular reviews of equal pay for gender.
•As part of our commitment to the World Economic Forum ('WEF') metrics on measuring stakeholder capitalism, we review entry level wages in key markets to compare both men and women against the local minimum wage. This provided an indication of fairness at point of career entry. We have included data from the UK, US and Mexico where we have sufficient entry-level colleagues and good quality gender disclosures to allow for meaningful analysis (see table below). In line with expectations, the data shows broad consistency between male and female outcomes.

Average standard entry level vs. minimum wage by gender as at 31 December 2021
Market	Male	Female	All
UK	115%	114%	114%
US	153%	162%	158%
Mexico	259%	250%	254%
To calculate the above, we have used an average of annualised fixed pay to allow for a like-for-like comparison to include colleagues who work part-time. For colleagues based in the UK, we have compared the entry level wage against the UK national minimum wage. For the US, our comparison is against the respective state minimum wage, which is slightly higher than the federal minimum wage. In Mexico, we have used the minimum wage, which is regulated by the National Minimum Wage Commission.

314	HSBC Holdings plc

Supporting colleagues in 2021
The well-being of our people remained a critical focus, in particular as the operating environment continued to be challenging for many colleagues and their families. The pandemic was a key influence on our activities during the year and our country-based approach allowed us to respond quickly and flexibly to specific situations in each of our markets. In India, we took urgent steps during the second wave of the pandemic to help our colleagues and their dependants with access to support via a Covid-19 taskforce consisting of employee volunteers working in collaboration with partners. Our offices in India were set up to manage vaccination drives for employees and their families and we provided financial support to local non-profit organisations delivering the relief effort on the ground.
Our global well-being programme covered three pillars: mental, physical and financial well-being. Despite the immense challenges, sentiment remained high. A total of 82% of colleagues rated their mental well-being as positive, 75% rated their physical well-being positively and 64% of colleagues reported their financial well-being as positive in our December survey.
Our survey suggests that work-life balance has improved, with 76% of colleagues saying they can integrate their work and personal life positively, compared with 74% in 2020.
The pandemic offered us the opportunity to take the best of what we learnt and rethink the future of work. To support our approach, we created three guiding principles:
•Customer focus: We aim to make sure the way we work helps deliver the best commercial outcomes for our customers.
•Team commitment: We will connect with each other, build our community and collaborate.
•Flexibility: We will provide our colleagues with more choice on how, when and where we work, suitable to the roles we do.
Considering the challenges colleagues faced, it was encouraging to see that check-ins happened regularly, with 60% of colleagues having frequent conversations with their managers, an increase from 56% in 2020. Our colleagues tell us that these have a positive impact on their performance, development and well-being, and are important in motivating them to perform at their best.
We also measure our colleagues’ sentiment on performance and pay matters through our annual pay review surveys. In the most recent survey, a significant proportion of the respondents’ comments indicated they believed they were paid fairly for what they do. It also highlighted challenges on market positions and potential retention issues in certain areas. Noting this sentiment of our colleagues, the extraordinarily competitive market for talent and material improvement in the Group's financial performance, we agreed a Group variable pay pool of $3,495m. This was determined using our countercyclical funding methodology under which a ceiling is used to limit the increase in variable pay pool at higher levels of performance. Therefore, while adjusted profit before tax rose 79%, the year-on-year increase in Group variable pay pool was 31%, following a reduction of 20% in 2020. In addition, fixed pay increases were targeted towards junior colleagues to help address the impact of rising inflation in many of our locations.
Throughout the year we also recognise our colleagues for demonstrating our values. The ‘At Our Best‘ recognition online platform allows for real-time recognition and communication of positive behaviours by colleagues, in line with our refreshed purpose and values. We ran a special ‘Spotlight on valuing difference’ campaign to recognise the exceptional actions of our colleagues in being empathetic, championing inclusivity, listening and seeking out different perspectives. An additional points budget was allocated and there were over 130,000 recognitions during the campaign.
Remuneration structure for Group employees
Total compensation, which comprises fixed and variable pay, is the key focus of our remuneration framework, with variable pay differentiated by performance and demonstration of values-aligned behaviours. We set out below the key features and design characteristics of our remuneration framework, which apply on a Group-wide basis, subject to compliance with local laws:

Overview of remuneration structure for employees
Remuneration components and objectives	Application for Group employees	Approach for executive Directors
Fixed pay Attract and retain employees with market competitive pay for the role, skills and experience required.
•May include salary, fixed pay allowance, cash in lieu of pension and other cash allowances in accordance with local market practice.
•Based on predetermined criteria, non-discretionary, transparent and not reduced based on performance.
•Represents a higher proportion of total compensation for more junior employees.
•May change to reflect an individual’s position, role or grade, cost of living in the country, individual skills, capabilities and experience.
•Fixed pay is generally delivered in cash on a monthly basis.
•Consistent with approach for Group colleagues except fixed pay allowance paid in shares.
Benefits Support the physical, mental and financial health of a diverse workforce in accordance with local market practice.	•Benefits may include, but are not limited to, the provision of a pension, medical insurance, life insurance, health assessment and relocation support.	•Provision of medical insurance, life insurance, car and tax return assistance. Group Chief Executive is eligible to receive accommodation and a car benefit in Hong Kong.
Annual incentive
Incentivise and reward performance based on annual financial and non-financial measures consistent with the medium- to long-term strategy, stakeholder interests and values-aligned behaviours.

•All employees are eligible to be considered for a discretionary variable pay award. Individual awards are determined against objectives for performance set at the start of the year.
•Represents a higher proportion of total compensation for more senior employees and will be more closely aligned to Group and business performance as seniority increases.
•Variable pay for Group employees identified as Material Risk Takers ('MRTs') under European Union Regulatory Technical Standard ('RTS') 2021/923 is limited to 200% of fixed pay, as approved by shareholders at the 2014 AGM held on 23 May 2014 (98% in favour).
•Awards are generally paid in cash and shares. For MRTs, at least 50% of the awards are in shares and/or where required by regulations, in units linked to asset management funds.

•Annual incentive is determined based on the outcomes of annual scorecard of financial and non-financial measures.
•Executive Directors and Group Executives are also eligible to be considered for a long-term incentive award, which is subject to three-year forward-looking performance measures. See details on page 293.

HSBC Holdings plc	315

Report of the Directors | Corporate governance report

Overview of remuneration structure for employees (continued)
Remuneration components and objectives	Application for Group employees	Approach for executive Directors
Deferral Align employee interests with the medium- to long-term strategy, stakeholder interests and values-aligned behaviours.
•A Group-wide deferral approach is applicable to all employees. A portion of annual incentive awards above a specified threshold is deferred in shares vesting annually over a three-year period with 33% vesting on the first and second anniversaries of grant and 34% on the third anniversary.
•For MRTs awards are generally subject to a minimum 40% deferral (60% for awards of £500,000 or more) over a minimum period of four years.
•A deferral period of five years is applied for senior management and individuals identified in specified roles with managerial responsibilities as prescribed under the PRA and FCA remuneration rules.
•A deferral period of seven years is applied for individuals in PRA-designated senior management functions.
•In accordance with the terms of the PRA and FCA remuneration rules, and subject to compliance with local regulations, the deferral requirement for MRTs is not applied to individuals where their total variable pay is £44,000 or less and variable pay is not more than one-third of total compensation. For these individuals, the Group standard deferral applies.
•Individuals based outside the UK and identified as MRTs under local regulations, would be subject to local requirements where necessary.
•All deferred awards are subject to malus provisions, subject to compliance with local laws. Awards granted to MRTs on or after 1 January 2015 are subject to clawback.
•HSBC operates an anti-hedging policy for all employees, which prohibits employees from entering into any personal hedging strategies in respect of HSBC securities.
•For Group and local MRTs, excluding executive Directors where deferral is typically in the form of shares only, a minimum of 50% of the deferred awards is in HSBC shares and the balance is deferred into cash. Local regulatory requirements would also apply where necessary.
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
•Where an employee is subject to more than one regulation, the requirement specific to the sector and/or country in which the individual is working is applied.

•All of the LTI award, or at least 60% of the total variable award (including LTI), is deferred. The deferred awards will vest in five equal annual instalments, with the first vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date.
•All deferred awards are in HSBC shares and subject to a post-vesting retention period of one year.

Buy-out awards Support recruitment of key individuals.
•Buy-out awards may be offered if an individual holds any outstanding unvested awards that are forfeited on resignation from the previous employer.
•The terms of the buy-out awards will not be more generous than the terms attached to the awards forfeited on cessation of employment with the previous employer.
•For new hires, the approach is consistent with the approach taken for employees and policy approved by shareholders.
Guaranteed variable remuneration Support recruitment of key individuals.
•Guaranteed variable remuneration is awarded in exceptional circumstances for new hires, and is limited to the individual’s first year of employment only.
•The exceptional circumstances would typically involve a critical new hire and would also depend on factors such as the seniority of the individual, whether the new hire candidate has any competing offers and the timing of the hire during the performance year.
•For new hires, the approach is consistent with the approach taken for employees and policy approved by shareholders.
Severance payments Adhere to contractual agreements with involuntary leavers.
•Where an individual’s employment is terminated involuntarily for gross misconduct then, subject to compliance with local laws, the Group’s policy is not to make any severance payment in such cases and all outstanding unvested awards are forfeited.
•For other cases of involuntary termination of employment, the determination of any severance will take into consideration the performance of the individual, contractual notice period, applicable local laws and circumstances of the case.
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
•Any payments will be in line with the policy on loss of office as noted on page 310.

316	HSBC Holdings plc

Link between risk, performance and reward
Our remuneration practices promote sound and effective risk management while supporting our business objectives and the delivery of our strategy.
We set out below the key features of our framework, which help enable us to achieve alignment between risk, performance and reward, subject to compliance with local laws and regulations:

Alignment between risk and reward
Framework elements	Application
Variable pay pool
The Group variable pay pool is expected to move in line with Group performance, based on a range of financial, non-financial and contextual factors. We also use a countercyclical funding methodology, with both a floor and a ceiling, with the payout ratio generally reducing as performance increases to avoid pro-cyclicality. The floor recognises that even in challenging times, remaining competitive is important. The ceiling recognises that at higher levels of performance it is not always necessary to continue to increase the variable pay pool, thereby limiting the risk of inappropriate behaviour to drive financial performance.
The main quantitative and qualitative performance and risk metrics used for assessment of performance include:
•Group and business unit financial performance, including capital requirements;
•current and future risks, taking into consideration performance against the risk appetite, financial and resourcing plan and global conduct outcomes; and
•fines, penalties and provisions for customer redress, which are automatically included in the Committee’s definition of profit for determining the pool.
In the event that the Group was unable to distribute dividends to shareholders for reasons such as capital adequacy, then the Group may determine that as a year of weak performance. In such a year, the Group may withhold some, or all, variable pay for employees including unvested share awards, using the metrics outlined above as a basis for that determination.

Individual performance scorecard
•Assessment of individual performance is made with reference to clear and relevant financial and non-financial objectives. Objectives for senior management take into account appropriate measures linked to sustainability risks, such as: reduction in carbon footprint; facilitating financing to help clients with their transition to net zero; employee diversity targets; and risk and compliance measures. A mandatory global risk objective is included in the scorecard of all other employees. All employees receive a behaviour rating as well as a performance rating, which ensures performance is assessed not only on what is achieved but also on how it is achieved.

Control function staff
•The performance and reward of individuals in control functions, including risk and compliance employees, are assessed according to a balanced scorecard of objectives specific to the functional role they undertake.
•Their remuneration is determined independent of the performance of the business areas they oversee.
•The Committee is responsible for approving the remuneration for the Group Chief Risk and Compliance Officer and Group Head of Internal Audit.
•Group policy is for control functions staff to report into their respective function. Remuneration decisions for senior functional roles are made by the global function head.
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
– non-compliance with the values-aligned behaviours and other mandatory requirements or policies.
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

Clawback
Clawback can be applied to vested or paid awards granted to MRTs on or after 1 January 2015 for a period of seven years, extended to 10 years for employees in PRA and FCA designated senior management functions in the event of ongoing internal/regulatory investigation at the end of the seven-year period. Clawback may be applied in circumstances including:
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
Identification of MRTs
•We identify individuals as MRTs based on the qualitative and quantitative criteria set out in the RTS and using the following key principles that underpin HSBC’s identification process:
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
•We also identify additional MRTs based on our own internal criteria, which include compensation thresholds and individuals in certain roles and grades who otherwise would not be identified as MRTs under the criteria prescribed in the RTS.

HSBC Holdings plc	317

Report of the Directors | Corporate governance report
Comparison of Directors' and employees' pay
The following table compares the changes in each Director's salary, taxable benefits and annual incentive between 2020 and 2021 with the percentage change in each of those elements of pay for UK-based employees of HSBC Group Management Services Limited, the employing entity of the executive Directors.
There were no changes to the fees or benefits of the non-executive Directors between 2021 and 2020. The year-on-year percentage change in fees noted in the table below is primarily driven by any pro-rated fees received by the non-executive Director for 2021 and/or 2020 based on time served by them on the Board and the relevant Board committees and any additional responsibilities taken on by the non-executive Director during each year. The value of benefits received by the non-executive Directors reflect the taxable expense reimbursements claimed, and the associated gross-up tax, in relation to attending the Board meetings in each year. Non-executive Directors who joined after 1 January 2021 are not included.

Annual percentage change in remuneration
	2020			2021
Director/employees	Base salary/fees	Benefits	Annual incentive	Base salary/fees	Benefits	Annual incentive[2]
Executive Directors
Noel Quinn[1]	151.7%	353.7%	20.2%	1.7%	-48.9%	99.0%
Ewen Stevenson	2.6%	-25.0%	-58.4%	1.8%	-75.0%	117.3%
Non-executive Directors[3]
Kathleen Casey (retired on 24 April 2020)	-65.0%	200.0%	-	-	-	-
Laura Cha[4]	97.0%	-	-	-58.8%	-	-
Henri de Castries[4,5]	4.1%	-75.0%	-	-59.4%	2,100.0%	-
James Forese[6]	-	-	-	257.5%	-	-
Steven Guggenheimer[7]	-	-	-	86.6%	-	-
Irene Lee	20.3%	-100.0%	-	1.8%	-	-
José Antonio Meade Kuribreña[8]	28.7%	100.0%	-	10.4%	-100.0%	-
Heidi Miller[4,5]	1.1%	-100.0%	-	-60.3%	171.4%	-
Eileen Murray[7]	-	-	-	121.7%	-	-
David Nish	108.7%	-50.0%	-	0.4%	25.0%	-
Sir Jonathan Symonds (retired on 18 February 2020)	-86.5%	-4.8%	-	-	-	-
Jackson Tai[8]	-10.8%	-78.9%	-	-1.4%	-100.0%	-
Mark Tucker	-	-77.5%	-	—	-36.5%	-
Pauline van der Meer Mohr[8]	17.7%	-75.0%	-	-6.7%	-100.0%	-
Employee group[9]	2.0%	2.3%	-20.0%	1.0%	1.3%	25.2%
1    Noel Quinn succeeded John Flint as interim Group Chief Executive with effect from 5 August 2019 and was appointed permanently into the role on 17 March 2020. The annual percentage change in 2020 for Noel Quinn is based on remuneration reported in his 2019 single figure of remuneration (for the period 5 August 2019 to 31 December 2019) and his 2020 single figure of remuneration (for the period 1 January 2020 to 31 December 2020). Based on his annualised 2019 compensation as an executive Director, his percentage change in salary, benefits and annual incentive was 2.1%, 85.2% and -50.9%, respectively for 2020.
2    Noel Quinn and Ewen Stevenson both voluntarily waived the cash portion of their 2020 annual incentive. The year-on-year percentage change between 2020 and 2021 would be -1% for Noel Quinn and 9% for Ewen Stevenson without this cash waiver.
3    In some instances, non-executive Directors may have served only part of the year resulting in large year-on-year percentage changes in fees and/or benefits. Page 311 provides the underlying single figure of remuneration for non-executive Directors used to calculate the figures above.
4    Retired from the Board during 2021 and therefore fees received during 2021 were lower than the fees received in 2020.
5    There was no change to the benefit provided. The year-on-year change reflected the increase in taxable expense reimbursement claimed in 2021 for attending Board and other meetings at HSBC Holdings' registered offices.
6    In 2021, James Forese was appointed as non-executive Chair of HSBC North America Holdings, Inc. Fees for 2021 included fees in relation to this role.
7    Joined the Board during 2020 and therefore received fees for only part of 2020.
8 Received no taxable benefits in 2021, resulting in a 100% reduction from 2021.
9    Employee group consists of individuals employed by HSBC Group Management Services Ltd, the employing entity of the executive Directors, as no individuals are employed directly by HSBC Holdings.
Pay ratio
The following table shows the ratio between the total pay of the Group Chief Executive and the lower quartile, median and upper quartile pay of our UK employees.

Total pay ratio
	Method	Lower quartile	Median	Upper quartile
2021	A	154:1	90:1	46:1
2020	A	139:1	85:1	43:1
2019	A	169:1	105:1	52:1

Total pay and benefits amounts used to calculate the ratio
(£)	Method	Lower quartile		Median		Upper quartile
		Total pay and benefits	Total salary	Total pay and benefits	Total salary	Total pay and benefits	Total salary
2021	A	31,727	27,666	54,678	41,500	106,951	84,000
2020	A	29,833	23,264	48,703	36,972	96,386	75,000
2019	A	28,920	24,235	46,593	41,905	93,365	72,840
The increase in median ratio is primarily driven by a higher annual incentive payout than 2020 when the Group Chief Executive voluntarily decided to waive the cash portion of his annual incentive award and we protected the outcomes for junior colleagues against material year-on-year volatility when the Group variable pay pool was down 20%. The 2021 annual incentive award of the Group Chief Executive was higher than in 2020, reflecting the improvement in the financial performance of the Group and execution of our strategy at pace.
The total pay and benefits for the median employee for 2021 was £54,678, a 12.3% increase compared with 2020.

318	HSBC Holdings plc

Our UK workforce comprises a diverse mix of employees across different businesses and levels of seniority, from junior cashiers in our retail branches to senior executives managing our global business units. We aim to deliver market-competitive pay for each role, taking into consideration the skills and experience required for the business. Our approach to pay is designed to attract and motivate the very best people, regardless of gender, ethnicity, age, disability or any other factor unrelated to performance or experience. We actively promote learning and development opportunities for our employees to provide a framework for them to develop their career. To help people to develop skills for the changing world around us, we launched Future Skills in September 2021, supporting colleagues to explore new personal, digital, data and sustainability skills through a series of learning activities and events. As an individual progresses in their career we would expect their total compensation opportunity to also increase, reflecting their role and responsibilities.
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
Our ratios have been calculated using the option ‘A’ methodology prescribed under the UK Companies (Miscellaneous Reporting) Regulations 2018. Under this option, the ratios are calculated using full-time equivalent pay and benefits of all employees providing services in the UK at 31 December 2021. We believe this approach provides accurate information and representation of the ratios. The ratio has been computed taking into account the pay and benefits of over 37,000 UK employees, other than the individual performing the role of Group Chief Executive. We calculated our lower quartile, median and upper quartile pay and benefits information for our UK employees using:
•full-time equivalent annualised fixed pay, which includes salary and allowances, at 31 December 2021;
•variable pay awards for 2021;
•return on deferred cash awards granted in prior years. The deferred cash portion of the annual incentive granted in prior years includes a right to receive notional returns for the period between the grant date and vesting date, which is determined by reference to a rate of return specified at the time of grant. A payment of notional return is made annually and the amount is disclosed on a paid basis in the year in which the payment is made;
•gains realised from exercising awards from taxable employee share plans; and
•full-time equivalent value of taxable benefits and pension contributions.
For this purpose, full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee’s fixed pay and benefits at 31 December 2021. Where an employee works part-time, fixed pay and benefits are grossed up, where appropriate, to full-time equivalent. One-off benefits provided on a temporary basis to employees on secondment to the UK have not been included in calculating the ratios as these are not permanent in nature and in some cases, depending on individual circumstances, may not truly reflect a benefit to the employee.
Total pay and benefits for the Group Chief Executive used for this purpose is the total remuneration for Noel Quinn as reported in the single figure of remuneration table. Total remuneration does not include an LTI as he has not received an LTI award with a performance period that ended during 2021. In a year in which the value of an LTI is included in the single figure table of remuneration, the ratios could be higher.
Given the different business mix, size of the business, methodologies for computing pay ratios, estimates and assumptions used by other companies to calculate their respective pay ratios, as well as differences in employment and compensation practices between companies, the ratios reported may not be comparable to those reported by other listed peers on the FTSE 100 and our international peers.

HSBC Holdings plc	319

Report of the Directors | Corporate governance report

Additional regulatory remuneration disclosures
This section provides disclosures required under the Hong Kong Ordinances, Hong Kong Listing Rules and the Pillar 3 remuneration disclosures.
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
The 2021 variable pay information included in the following tables is based on the market value of awards. For share awards, the market value is based on HSBC Holdings' share price at the date of grant (unless indicated otherwise). For cash awards, it is the value of awards expected to be paid to the individual over the deferral period.

Remuneration awarded for the financial year (REM1)
		Supervisory function	Management function	Other senior management	Other identified staff
Fixed remuneration	Number of identified staff	14.0	2.0	22.9	1,020.7
	Total fixed pay ($m)	7.2	6.9	48.9	619.6
	Of which: cash-based ($m)[1]	7.2	3.1	48.9	619.6
	Of which: shares or equivalent ownership interests ($m)[2]	—	3.8	—	—
	Of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	—
	Of which: other instruments ($m)	—	—	—	—
	Of which: other forms ($m)	—	—	—	—
Variable remuneration[3]	Number of identified staff	14.0	2.0	22.9	1,020.7
	Total variable remuneration ($m)[4,5]	—	15.1	76.3	637.5
	Of which: cash-based ($m)	—	1.8	27.1	307.2
	Of which: deferred ($m)	—	—	16.2	161.6
	Of which: shares or equivalent ownership interests ($m)[2]	—	13.3	49.2	318.1
	Of which: deferred ($m)	—	11.5	38.3	178.2
	Of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	8.8
	Of which: deferred ($m)	—	—	—	4.7
	Of which: other instruments ($m)	—	—	—	—
	Of which: deferred ($m)	—	—	—	—
	Of which: other forms ($m)	—	—	—	3.4
	Of which: deferred ($m)	—	—	—	2.1
Total remuneration ($m)		7.2	22.0	125.2	1,257.1
1    Cash-based fixed remuneration is paid immediately.
2    Paid in HSBC shares. Vested shares are subject to a retention period of up to one year.
3    Variable pay awarded in respect of 2021. In accordance with shareholder approval received on 23 May 2014 (98% in favour), for each MRT the variable component of remuneration for any one year is limited to 200% of fixed component of the total remuneration.
4    The Group has used the discount rate under PRA remuneration rule 15.13 for 15 individuals for the purpose of calculating the ratio between fixed and variable components of 2021 total remuneration.
5    13 identified staff members were exempt from the application of the remuneration structure requirements for MRTs under the PRA and FCA remuneration rules. Their total remuneration is $4.2m, of which $3.6m is fixed pay and $0.6m is variable remuneration.

Special payments to staff whose professional activities have a material impact on institutions’ risk profile (REM2)
	Supervisory function	Management function	Other senior management	Other identified staff
Guaranteed variable remuneration awards[1]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
Of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	—
Severance payments awarded in previous periods, that have been paid out during the financial year[2]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
Severance payments awarded during the financial year[2]
Number of identified staff	—	—	—	64.6
Total amount ($m)	—	—	—	68.2
Of which paid during the financial year ($m)	—	—	—	54.3
Of which deferred ($m)	—	—	—	—
Of which severance payments paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	68.2
Of which highest payment that has been awarded to a single person ($m)	—	—	—	5.0
1    No guaranteed variable remuneration was awarded in 2021. HSBC would offer a guaranteed variable remuneration award in exceptional circumstances for new hires, and for the first year of employment only. It would typically involve a critical new hire, and would also depend on factors such as the seniority of the individual, whether the new hire candidate has any competing offers and the timing of the hire during the performance year.
2    Includes payments such as payment in lieu of notice, statutory severance, outplacement service, legal fees, ex-gratia payments and settlements (excludes pre-existing benefit entitlements triggered on terminations).

320	HSBC Holdings plc

Deferred remuneration at 31 December[1] (REM3)
$m	Total amount of deferred remuneration awarded for previous performance periods	Of which: due to vest in the financial year	Of which: vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory function	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares	—	—	—	—	—	—	—	—
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management function	24.7	1.9	22.8	—	—	2.0	1.9	0.2
Cash-based	3.5	0.3	3.2	—	—	—	0.3	—
Shares	21.2	1.6	19.6	—	—	2.0	1.6	0.2
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other senior management	82.5	13.2	69.3	—	—	4.6	13.3	1.8
Cash-based	40.2	7.2	33.0	—	—	—	7.2	—
Shares	40.6	4.9	35.7	—	—	4.3	5.0	1.3
Share-linked instruments	1.7	1.1	0.6	—	—	0.2	1.1	0.5
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	0.1	—	—
Other identified staff	717.9	173.0	544.9	—	—	39.8	175.4	35.6
Cash-based	349.9	94.3	255.6	—	—	—	95.3	—
Shares	350.4	70.4	280.0	—	—	38.5	71.6	31.8
Share-linked instruments	11.8	5.4	6.4	—	—	1.0	5.5	2.0
Other instruments	—	—	—	—	—	—	—	—
Other forms	5.8	2.9	2.9	—	—	0.3	3.0	1.8
Total amount	825.1	188.1	637.0	—	—	46.4	190.6	37.6
1    This table provides details of balances and movements during performance year 2021. For details of variable pay awards granted for 2021, refer to the 'Remuneration awarded for the financial year' table. Deferred remuneration is made in cash and/or shares. Share-based awards are made in HSBC shares.

Identified staff - remuneration by band[1] (REM4)
Identified staff that are high earners as set out in Article 450(i) CRR
€1,000,000 – 1,500,000	243
€1,500,000 – 2,000,000	85
€2,000,000 – 2,500,000	54
€2,500,000 – 3,000,000	25
€3,000,000 – 3,500,000	11
€3,500,000 – 4,000,000	8
€4,000,000 – 4,500,000	6
€4,500,000 – 5,000,000	5
€5,000,000 – 6,000,000	4
€6,000,000 – 7,000,000	4
€7,000,000 – 8,000,000	3
€8,000,000 – 9,000,000	—
€9,000,000 – 10,000,000	2
€10,000,000 – 11,000,000	—
€11,000,000 – 12,000,000	1
1    Table prepared in euros in accordance with Article 450 of the European Union Capital Requirements Regulation, using the exchange rates published by the European Commission for financial programming and budget for December of the reported year as published on its website.

HSBC Holdings plc	321

Report of the Directors | Corporate governance report

Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (REM5)
	Management body			Business areas						Total
	Supervisory function	Management function	Total	Investment banking	Retail banking	Asset management	Corporate function	Independent internal control function	All other
Total number of identified staff										1,059.6
Of which members of the Board	14.0	2.0	16.0
Of which senior management				2.0	3.0	—	7.9	4.0	6.0
Of which other identified staff				504.5	162.0	30.0	110.6	142.6	71.0
Total remuneration of identified staff ($m)	7.2	22.0	29.2	741.3	186.3	39.7	167.3	118.7	129.0
Of which variable remuneration ($m)[1]	—	15.1	15.1	410.7	87.5	21.0	82.8	48.5	63.3
Of which fixed remuneration ($m)	7.2	6.9	14.1	330.6	98.8	18.7	84.5	70.2	65.7
1    Variable pay awarded in respect of 2021. In accordance with shareholder approval received on 23 May 2014 (98% in favour), for each MRT the variable component of remuneration for any one year is limited to 200% of fixed component of the total remuneration.
Directors’ emoluments
The details of compensation paid to executive and non-executive Directors for the year ended 31 December 2021 are set out below.

Emoluments
	Noel Quinn		Ewen Stevenson		Non-executive Directors
	2021	2020	2021	2020	2021	2020
	£000	£000	£000	£000	£000	£000
Directors' base salary, allowances and benefits in kind	3,283	3,338	1,933	1,806
Non-executive Directors' fees and benefits in kind					5,314	5,309
Pension contributions	—	—	—	—	—	—
Performance-related pay paid or receivable[1]	5,721	4,517	3,388	2,568	—	—
Inducements to join paid or receivable	—	—	754	1,431	—	—
Compensation for loss of office	—	—	—	—	—	—
Notional return on deferred cash	22	17	—	—	—	—
Total	9,026	7,872	6,075	5,805	5,314	5,309
Total ($000)	12,414	10,097	8,356	7,446	7,309	7,063
1Includes the value of the deferred and LTI awards at grant.
The aggregate amount of Directors' emoluments (including both executive Directors and non-executive Directors) for the year ended 31 December 2021 was $28,079,057. As per our policy, benefits in kind may include, but are not limited to, the provision of medical insurance, income protection insurance, health assessment, life assurance, club membership, tax assistance, car benefit, travel assistance, provision of company owned-accommodation and relocation costs (including any tax due on these benefits, where applicable). Post-employment medical insurance benefit was provided to former Directors, including Douglas Flint valued at £6,477 ($8,909), Stuart Gulliver valued at £6,477 ($8,909), John Flint valued at £10,303 ($14,171), and Marc Moses valued at £15,310 ($21,058). Tax return support was also provided to John Flint £8,292 ($11,405), and Marc Moses £2,500 ($3,439). The total aggregate value of benefits provided to former executive Directors was £49,359 ($67,891). The aggregate value of Director retirement benefits for current Directors is nil. Amounts are converted into US dollars based on the average year-to-date exchange rates for the respective year.
There were payments under retirement benefit arrangements with two former Directors of $435,131. The provision at 31 December 2021 in respect of unfunded pension obligations to former Directors amounted to $8,162,646. This relates to unfunded unapproved retirement benefits schemes.

Emoluments of senior management and five highest paid employees
The following tables set out the details of emoluments paid to senior management, which in this case comprises executive Directors and members of the Group Executive Committee, for the year ended 31 December 2021, or for the period of appointment in 2021 as a Director or member of the Group Executive Committee. Details of the remuneration paid to the five highest paid employees, comprising one executive Director and four Group Executives, for the year ended 31 December 2021, are also presented.

Emoluments
£000s	Five highest paid employees	Senior management
Basic salaries, allowances and benefits in kind	13,070	37,816
Pension contributions	22	303
Performance-related pay paid or receivable[1]	21,870	54,033
Inducements to join paid or receivable	6,388	7,039
Compensation for loss of office	—	—
Total	41,350	99,191
Total ($000)	56,873	136,428
1Includes the value of deferred shares awards at grant.

322	HSBC Holdings plc

Emoluments by bands
Hong Kong dollars	US dollars	Number of highest paid employees	Number of senior management
$0 – $1,000,000	$0 – $128,652	—	1
$5,000,001 – $5,500,000	$643,262 – $707,588	—	1
$6,000,001 – $6,500,000	$771,915 – $836,241	—	1
$12,500,001 – $13,000,000	$1,608,156 – $1,672,482	—	1
$14,000,001 – $14,500,000	$1,801,134 – $1,865,461	—	1
$19,000,001 – $19,500,000	$2,444,397 – $2,508,723	—	1
$24,500,001 – $25,000,000	$3,151,985 – $3,216,311	—	1
$25,500,001 – $26,000,000	$3,280,638 – $3,344,964	—	1
$26,500,001 – $27,000,000	$3,409,290 – $3,473,616	—	2
$27,500,001 – $28,000,000	$3,537,943 – $3,602,269	—	1
$38,000,001 – $38,500,000	$4,888,793 – $4,953,119	—	1
$39,500,001 – $40,000,000	$5,081,772 – $5,146,098	—	1
$40,000,001 – $40,500,000	$5,146,098 – $5,210,424	—	1
$41,500,001 – $42,000,000	$5,339,077 – $5,403,403	—	1
$42,000,001 – $42,500,000	$5,403,403 – $5,467,729	—	1
$45,500,001 – $46,000,000	$5,853,687 – $5,918,013	—	1
$56,500,001 – $57,000,000	$7,268,864 – $7,333,190	—	1
$58,000,001 – $58,500,000	$7,461,842 – $7,526,168	—	1
$65,500,001 – $66,000,000	$8,426,736 – $8,491,062	—	1
$68,000,001 – $68,500,000	$8,748,367 – $8,812,693	1	1
$76,500,001 – $77,000,000	$9,841,913 – $9,906,239	1	1
$77,500,001 – $78,000,000	$9,970,565 – $10,034,891	1	1
$96,000,001 – $96,500,000	$12,350,636 – $12,414,962	1	1
$122,500,001 – $123,000,000	$15,759,926 – $15,824,252	1	1

Share capital and other related disclosures
Share buy-back programme
On 26 October 2021, HSBC Holdings commenced a share buy-back to purchase its ordinary shares of $0.50 each up to a maximum consideration of $2.0bn. This programme will end no later than 20 April 2022. The purpose of the programme is to reduce HSBC’s number of outstanding ordinary shares. As at
31 December 2021, 120,366,714 ordinary shares had been purchased and cancelled representing a nominal value of $60,183,357 and an aggregate consideration paid by HSBC of £524,301,527. The shares cancelled represented 0.58% of the shares in issue and 0.59% of the shares in issue, excluding treasury shares.
The table that follows outlines details of the shares purchased and cancelled on a monthly basis during 2021.

	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
Month		£	£	£	£
Share buy-back of 2021
Oct-21	5,260,011	4.4800	4.4155	4.4553	23,435,159
Nov-21	67,010,270	4.4750	4.1525	4.3602	292,178,124
Dec-21	48,096,433	4.5280	4.0990	4.3390	208,688,243
	120,366,714				524,301,527
Dividends
Dividends for 2021
An interim dividend of $0.07 for the 2021 half-year was paid on 30 September 2021. For further details of the dividends approved in 2021, see Note 8 on the financial statements.
On 22 February 2022, the Directors approved a second interim dividend for 2021 of $0.18 per ordinary share, making a total of $0.25 for the 2021 full year. The second interim dividend for 2021 will be payable on 28 April 2022 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 19 April 2022. As the second interim dividend for 2021 was approved after 31 December 2021, it has not been included in the balance sheet of HSBC as a liability. The distributable reserves of HSBC Holdings at 31 December 2021 were $32.2bn.
A quarterly dividend of £0.01 per Series A sterling preference share was paid on 15 March, 15 June, 15 September and 15 December 2021. The Series A dollar preference shares were redeemed on 13 January 2021.
Dividends for 2022
The Group has reviewed whether it will revert to paying quarterly dividends and is currently not intending to pay quarterly dividends during 2022. The Group will continue to review whether to revert to paying quarterly dividends in future years, and a further update will be given at or ahead of the 2022 results announcement in February 2023.
A dividend of £0.01 per Series A sterling preference share was approved on 22 February 2022 for payment on 15 March 2022.
Share capital
Issued share capital
The nominal value of HSBC Holdings’ issued share capital paid up at 31 December 2021 was $10,315,760,219.50 divided into 20,631,520,439 ordinary shares of $0.50 each and one non-cumulative preference share of £0.01, representing approximately 100.00% and 0.00% respectively of the nominal value of HSBC Holdings’ total issued share capital paid up at 31 December 2021. The 1,450,000 non-cumulative preference shares of $0.01 each were redeemed on 13 January 2021.
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

HSBC Holdings plc	323

Report of the Directors | Corporate governance report
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
Information on the policy adopted by the Board for paying interim dividends on the ordinary shares may be found in the 'Shareholder information' section on page 425.
Dividend waivers
HSBC Holdings' employee benefit trusts, which hold shares in HSBC Holdings in connection with the operation of its share plans, have lodged standing instructions to waive dividends on shares held by them that have not been allocated to employees. Shares held by custodians in connection with the vesting of employee share awards also lodged instructions to waive dividends. The total amount of dividends waived during 2021 was $6.8m.
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
Information on dividends approved for 2020 and 2021 may be found in Note 8 on the financial statements on page 368.
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
Share capital changes in 2021
The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:
Scrip dividends
There were no scrip dividends issued during the year.

All-employee share plans
	Number	Aggregate nominal value	Exercise price
			from	to
		$	£	£
HSBC Holdings Savings-Related Share Option Plan (UK)
HSBC ordinary shares issued in £	3,197,834	1,598,917	2.627	4.4037
Options over HSBC ordinary shares lapsed	19,287,652	9,643,826
Options over HSBC ordinary shares granted in response to approximately 11,183 applications from HSBC employees in the UK on 22 September 2021	15,410,381	7,705,191

	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
HSBC International Employee Share Purchase Plan	283,004	141,502	3.5975	4.4995

HSBC share plans
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
Vesting of awards under the HSBC Share Plan 2011	54,785,215	27,392,608	4.052	4.555
Authorities to allot and to purchase shares and
pre-emption rights
At the AGM in 2021, shareholders renewed the general authority for the Directors to allot new shares up to 13,615,199,500 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each, 15,000,000 non-cumulative preference shares of $0.01 each and 15,000,000 non-cumulative preference shares of €0.01 each. Shareholders also renewed the authority for the Directors to make market purchases of up to 2,042,279,925 ordinary shares. The Directors exercised this authority during the year and purchased 120,366,714 ordinary shares.
In addition, shareholders gave authority for the Directors to grant rights to subscribe for, or to convert any security into, no more than 4,084,559,850 ordinary shares in relation to any issue by HSBC Holdings or any member of the Group of contingent convertible securities that automatically convert into or are exchanged for ordinary shares in HSBC Holdings in prescribed circumstances. For further details on the issue of contingent convertible securities, see Note 31 on the financial statements.
Other than as disclosed in the tables above headed ‘Share capital changes in 2021’, the Directors did not allot any shares during 2020.
Debt securities
In 2021, HSBC Holdings issued the equivalent of $19.34bn of debt securities in the public capital markets in a range of currencies and maturities in the form of senior securities to ensure it meets the current and proposed regulatory rules, including those relating to the availability of adequate total loss-absorbing capacity. For details of capital instruments and subordinated bail-inable debt, see Notes 28 and 31 on pages 398 and 407.
Treasury shares
In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury. At 31 December 2021, pursuant to Chapter 6 of the UK Companies Act 2006, 325,273,407 ordinary shares were held in treasury. This was the maximum number of shares held at any

324	HSBC Holdings plc

time during 2021, representing 1.58% of the shares in issue as at 31 December 2021. The nominal value of shares held in treasury was $162,636,704.
Notifiable interests in share capital
During 2021, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules. No further notifications had been received between 31 December 2021 and 11 February 2022. Previous notifications received are as follows:
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
•Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.
At 31 December 2021, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:
•BlackRock, Inc. gave notice on 1 September 2020 that on
27 August 2020 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,477,023,361 shares and a short position of 38,760,188 shares, representing 7.14% and 0.19%, respectively, of the ordinary shares in issue at that date.
•Ping An Asset Management Co., Ltd., gave notice on
25 September 2020 that on 23 September 2020 it had a long position of 1,655,479,531 in HSBC Holdings ordinary shares, representing 8.00% of the ordinary shares in issue at that date.
On 8 February 2022, pursuant to section 324 of Part XV of the
Securities and Futures Ordinance of Hong Kong, BlackRock, Inc. gave notice that on 3 February 2022 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,638,892,657 shares and a short position of 13,731,141 shares, representing 7.96% and 0.07%, respectively, of the ordinary shares in issue at that date.
Sufficiency of float
In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, at least 25% of the total issued share capital has been held by the public at all times during 2021 and up to the date of this report.
Dealings in HSBC Holdings listed securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2021.
Directors’ interests
Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2021 had certain interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations.
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

Directors’ interests – shares and debentures
		At 31 Dec 2021 or date of cessation, if earlier
	At 1 Jan 2021, or date of appointment, if later	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
HSBC Holdings ordinary shares
Laura Cha (retired on 28 May 2021)	16,200	16,200	—	—	—	16,200
Henri de Castries (retired on 28 May 2021)	19,251	19,251	—	—	—	19,251
Rachel Duan (appointed to the Board on 1 Sep 2021)	—	—	—	—	—	—
Dame Carolyn Fairbairn (appointed to the Board on 1 Sep 2021)	—	—	—	—	—	—
James Forese[1]	115,000	115,000	—	—	—	115,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
Irene Lee	11,904	15,000	—	—	—	15,000
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Heidi Miller[1] (retired on 28 May 2021)	15,700	15,700	—	—	—	15,700
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
David Nish	50,000	—	50,000	—	—	50,000
Noel Quinn[2]	778,958	1,131,278	—	—	—	1,131,278
Ewen Stevenson[2]	545,731	838,154	—	—	—	838,154
Jackson Tai[1,3]	66,515	32,800	11,965	21,750	—	66,515
Mark Tucker	307,352	307,352	—	—	—	307,352
Pauline van der Meer Mohr	15,000	15,000	—	—	—	15,000
1James Forese has an interest in 23,000, Steven Guggenheimer has an interest in 3,000, José Antonio Meade Kuribreña has an interest in 3,000, Heidi Miller has an interest in 3,140, Eileen Murray has an interest in 15,000 and Jackson Tai has an interest in 13,303 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2    Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors’ remuneration report on page 290. At 31 December 2021, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: Noel Quinn – 2,731,466; and Ewen Stevenson – 2,458,851. Each Director’s total interests represents approximately 0.01% of the shares in issue and 0.01% of the shares in issue excluding treasury shares.
3    Jackson Tai has a non-beneficial interest in 11,965 shares of which he is custodian.

HSBC Holdings plc	325

Report of the Directors | Corporate governance report
There have been no changes in the shares or debentures of the current Directors from 31 December 2021 to the date of this report.
Listing Rule 9.8.4 and other disclosures
This section of the Form 20-F forms part of and includes certain disclosures required in the Report of the Directors incorporated by cross-reference, including under Listing Rule 9.8.4 and otherwise as applicable by law.

Content	Page references
Long-term incentives	307
Dividend waivers	323
Dividends	323
Share buy-back	24, 323
Emissions	46
Energy efficiency	46, 53, 55
Principal activities of HSBC	13, 30, 99, 390
Business review and future developments	12–41, 43, 146, 171, 416
Directors’ governance
Appointment and re-election
A rigorous selection process is followed for the appointment of Directors. Appointments are made on merit and candidates are considered against objective criteria, having regard to the benefits of a diverse Board. Appointments are made in accordance with HSBC Holdings' Articles of Association. The Nomination & Corporate Governance Committee report sets out further details of the Board selection process. The number of Directors (other than any alternate Directors) must not be fewer than five nor exceed 25.
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
Shareholders vote at each AGM on whether to elect and re-elect individual Directors. All Directors that stood for election and re-election at the 2021 AGM were elected and re-elected by shareholders.
None of the Directors who retired during the year or who are not offering themselves for re-election at the 2022 AGM have raised concerns about the operation of the Board or the management of the company.
No executive Director is involved in deciding their own remuneration outcome.
Commitments
The terms and conditions of the appointments of non-executive Directors are set out in a letter of appointment, which includes the expectations of them and the estimated time required to perform their role. Letters of appointment of each non-executive Director are available for inspection at the registered office of HSBC Holdings. The anticipated time commitment for non-executive Directors serving on the Board and as a member of any committees is no more than 75 days per annum. Directors who in addition chair a large committee should expect to commit up to 100 days per annum. Any additional time commitment connected with Board-related appointments will be confirmed separately.
Board approval is required for any non-executive Directors’ external commitments, with consideration given to time commitments and conflicts of interest.
Conflicts of interest
The Board has an established policy and set of procedures to ensure that the Board’s management of the Directors’ conflicts of interest policy operates effectively. The Board has the power to authorise conflicts where they arise, in accordance with the Companies Act 2006 and HSBC Holdings' Articles of Association. Details of all Directors’ conflicts of interest are recorded in the register of conflicts, which is maintained by the Group Company Secretary and Chief Governance Officer's office. The Board agreed for 2022 onwards that the conflicts register be reviewed annually by the Board and quarterly by the Nomination & Corporate Governance Committee. Upon appointment, new Directors are advised of the policy and procedures for managing conflicts. Directors are required to notify the Board of any actual or potential conflicts of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts. Directors are requested to review and confirm their own and their respective closely associated persons' outside interests and appointments twice a year. The Board has considered, and authorised (with or without conditions) where appropriate, potential conflicts as they have arisen during the year in accordance with the said policy and procedures. All non-executive Directors are re-vetted by the compliance team every three years from appointment and as part of such process all conflicts checks are refreshed.
Directors' indemnity
The Articles of Association of HSBC Holdings contain a qualifying third-party indemnity provision, which entitles Directors and other officers to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities.
HSBC Holdings has granted, by way of deed poll, indemnities to the Directors, including former Directors, against certain liabilities arising in connection with their position as a Director of HSBC Holdings or of any Group company. Directors are indemnified to the maximum extent permitted by law.
The indemnities that constitute a 'qualifying third-party indemnity provision', as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of Directors appointed during 2021, from the date of their appointment). The deed poll is available for inspection at the registered office of HSBC Holdings.
Additionally, Directors have the benefit of Directors’ and officers’ liability insurance.
Qualifying pension scheme indemnities have also been granted to the Trustees of the Group's pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.
Contracts of significance
During 2021, none of the Directors had a material interest, directly or indirectly, in any contract of significance with any HSBC company. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC securities and following specific enquiry all Directors have confirmed that they have complied with their obligations.
Shareholder engagement
The Board is directly accountable to, and gives high priority to communicating with, HSBC’s shareholders. Information about HSBC and its activities is provided to shareholders in its Interim Reports and the Annual Report and Accounts as well as on www.hsbc.com.
To complement regular publications, there is continual dialogue between members of the Board and institutional investors throughout the year. For examples of such engagement see the Group Chairman's governance statement on page 254 and the Remuneration Committee Chair's letter on page 290.
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

326	HSBC Holdings plc

cannot be resolved or for which the normal channels would not be appropriate. He can be contacted via the Group Company Secretary and Chief Governance Officer at 8 Canada Square, London E14 5HQ.
Annual General Meeting
The AGM in 2022 is planned to be held in London at 11:00am on Friday, 29 April 2022. Information on how to participate, both in advance and on the day, can be found in the Notice of the 2022 AGM, which will be sent to shareholders on 25 March 2022 and be available on www.hsbc.com/agm. A live webcast will be available on www.hsbc.com. A recording of the proceedings will be available on www.hsbc.com shortly after the conclusion of the AGM. Due to the current environment, these arrangements may change. Shareholders should monitor our website and announcements for any updates. Shareholders may send enquiries to the Board in writing via the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ or by sending an email to shareholderquestions@hsbc.com.
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
Events after the balance sheet date
For details of events after the balance sheet date, see Note 37 on the financial statements.
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
HSBC provides administrative support to two political action committees ('PACs') in the US funded by voluntary political contributions by eligible employees. We do not control the PACs, and all decisions regarding the amounts and recipients of contributions are directed by the respective steering committee of each PAC, which are comprised of eligible employees. The PACs recorded combined political donations of $15,500 during 2021 (2020: $100,750).
Charitable contributions
For details of charitable contributions, see page 77.

Internal control
The Board is responsible for maintaining and reviewing the effectiveness of risk management and internal control systems, and for determining the level and type of risks the Group is willing to take in achieving its strategic objectives.
To meet this requirement and to discharge its obligations under the FCA Handbook and the PRA Handbook, procedures have been designed: for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for ensuring the reliability and usefulness of financial information used within the business or for publication.
These procedures provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the Group and accord with the Financial Reporting Council‘s guidance for Directors issued in 2014, on risk management, internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 22 February 2022, the date of approval of the Annual Report and Accounts 2021.
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
Risk management framework
The risk management framework supports our Global Principles. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
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

HSBC Holdings plc	327

Report of the Directors | Corporate governance report
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
During 2021 due to the prolonged impact of the Covid-19 pandemic on the global economy, banks continued to play an expanded role to support society and customers. The pandemic and its impact on the global economy have impacted many of our customers’ business models and income, requiring significant levels of support from both governments and banks.
To meet the additional challenges, we supplemented our existing approach to risk management with additional tools and practices and these continue to be in place. We continue our focus on the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management of our risk appetite, and ensuring regular communication with our Board and other key stakeholders.
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
Strategic plans
Strategic plans are prepared for global businesses, global functions and geographical regions within the framework of the Group’s overall strategy. Financial resource plans, informed by detailed analysis of risk appetite describing the types and quantum of risk that the Group is prepared to take in executing its strategy, are prepared and adopted by all major Group operating companies and set out the key business initiatives and the likely financial effects of those initiatives.
The effectiveness of the Group’s system of risk management and internal control is reviewed regularly by the Board, the GRC and the GAC.
During 2021, the Group continued to focus on operational resilience and invest in the non-financial risk infrastructure. There was a particular focus on material and emerging risks and areas undergoing strategic growth.
The GRC and the GAC received confirmation that executive management has taken or is taking the necessary actions to remedy any failings or weaknesses identified through the operation of the Group's framework of controls. In response to the prolonged Covid-19 pandemic, our business continuity responses have been successfully implemented and the majority of service level agreements continue to be maintained.
Internal control over financial reporting
HSBC is required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2021. In 2014, the GAC endorsed the adoption of the COSO 2013 framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-Oxley Act.
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
Process level transactional controls
Key process level controls that mitigate the risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details on HSBC’s approach to risk management can be found on page 145. The GAC has continued to receive regular updates on HSBC’s ongoing activities for improving the effective oversight of end-to-end business processes, and management continued to identify opportunities for enhancing key controls, such as through the use of automation technologies.
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
Disclosure Committee
Chaired by the Group Chief Financial Officer, the Disclosure Committee supports the discharge of the Group’s obligations under relevant legislation and regulation including the UK and Hong Kong listing rules, the UK Market Abuse Regulation and US Securities and Exchange Commission rules. In so doing, the Disclosure Committee is empowered to determine whether a new event or circumstance should be disclosed, including the form and timing of such disclosure, and review certain material disclosures made or to be made by the Group. The membership of the Disclosure Committee consists of senior management, including the Group Chief Financial Officer, Group Chief Legal Officer and Group Company Secretary and Chief Governance Officer. The Group's brokers, external auditors and its external legal counsel also attend as required. The integrity of disclosures is underpinned by structures and processes within the Global Finance and Global Risk and Compliance functions that support rigorous analytical

328	HSBC Holdings plc

review of financial reporting and the maintenance of proper accounting records. As required by the Sarbanes-Oxley Act, the Group Chief Executive and the Group Chief Financial Officer have certified that the Group's disclosure controls and procedures were effective as at the end of the period covered by the Annual Report and Accounts 2021.
The annual review of the effectiveness of the Group's system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Directors concluded that for the year ended 31 December 2021, the Group's internal control over financial reporting was effective.
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
In carrying out their assessment of the principal risks (as detailed on page 148 of the Form 20-F for the year ended 31 December 2021), the Directors considered a wide range of information including:
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
•enterprise risk reports, including the Group’s risk appetite profile (see page 145 of the Form 20-F for the year ended 31 December 2021) and top and emerging risks (see page 148 of the Form 20-F for the year ended 31 December 2021);
•the impact on the Group due to the Covid-19 pandemic, including the emergence of the Delta and Omicron variants; recent instability in China's commercial real estate sector; and strained economic and diplomatic tensions between China and the US, the UK, the EU and other countries;
•reports and updates regarding regulatory and internal stress testing. During 2021, the Bank of England ('BoE') mandated an industry wide solvency stress test exercise which incorporated a ‘double dip’ scenario and represented an intensification of the macroeconomic shocks seen in 2020. The outcomes of the stress test showed that taking account of strategic management actions, the Group would remain adequately capitalised;
•the results of our 2021 climate stress testing and scenario analysis exercise. No issues were identified around the going concern status of the Group. Further details of the insights from the 2021 climate stress test are explained on page 149 of the Form 20-F for the year ended 31 December 2021;
•reports and updates from management on risk-related issues selected for in-depth consideration;
•reports and updates on regulatory developments;
•legal proceedings and regulatory matters set out in Note 34 of the financial statements in the Form 20-F for the year ended 31 December 2021; and
•reports and updates from management on the operational resilience of the Group.

HSBC Holdings plc	329

Report of the Directors | Corporate governance report

Employees
At 31 December 2021, HSBC had a total workforce equivalent to 220,000 full-time employees compared with 226,000 at the end of 2020 and 235,000 at the end of 2019. Our main centres of employment were India with approximately 38,000 employees, the UK with 35,000, mainland China with 30,000, Hong Kong with 28,000, Mexico with 16,000 and the US with 7,000.
Our business spans many cultures, communities and continents. We aim to provide an environment where our colleagues can fulfil their potential by building their skills and capabilities while focusing on the development of a diverse and inclusive culture. We use confidential employee surveys to assess progress and make changes. We want to provide an open culture, where our colleagues feel connected, supported to speak up and where our leaders encourage and use feedback. Where we make organisational changes, we support our people, in particular where there are job impacts.
Employee relations
We consult with and, where appropriate, negotiate with employee representative bodies where we have them. It is our policy to maintain well-developed communications and consultation programmes with all employee representative bodies. There have been no material disruptions to our operations from labour disputes during the past five years.
We are committed to complying with the applicable employment law and regulations in the jurisdictions in which we operate. HSBC’s global employment practices and relations policy provides the framework and controls through which we seek to uphold that commitment.
Diversity and inclusion
Our customers, colleagues and communities span many cultures and continents. We value difference, and believe that diversity makes us strong. We are dedicated to building a diverse and connected workforce where everyone feels a sense of belonging.
Our Group People Committee, which is made up of Group Executive Committee members, governs our diversity and inclusion agenda. It meets regularly to agree actions to improve diverse representation and build a more inclusive culture where our colleagues can bring the best of themselves to work, and deliver more equal outcomes for our stakeholders. Members of our Group Executive Committee are held to account for the actions they take on diversity via aspirational targets contained within their performance scorecards. Every colleague at HSBC must treat each other with dignity and respect to ensure an inclusive environment. Our policies make it clear that we do not tolerate unlawful discrimination, bullying or harassment on any grounds.
To align our approach to inclusion best practices, we participate in global diversity benchmarks that help us to identify improvement opportunities. We also track a large number of diversity and inclusion metrics, which enable us to pinpoint inclusion barriers, and take action where required. Our gender diversity statistics are set out on page 72.
Further details of our diversity and inclusion activity, together with our Gender and Ethnicity Pay Gap Report 2021, can be found at www.hsbc.com/diversitycommitments.
Employment of people with a disability
We strongly believe in providing equal opportunities for all employees. The employment of people with a disability is included in this commitment. The recruitment, training, development and promotion of people with a disability are based on the aptitudes and abilities of the individual. Should employees become disabled during their employment with us, efforts are made to continue their employment. Where necessary, we will provide appropriate training, facilities and reasonable equipment.

Employee development
We aim to build a dynamic, inclusive culture where the best want to develop the skills and experiences that help them fulfil their potential. This determines how we develop our people and recruit, identify and nurture talent. A range of resources bring this to life including:
•HSBC University, our platform for learning and development with specific business and technical academies;
•our My HSBC Career portal, which offers career development information and resources; and
•HSBC Talent Marketplace, our new online platform that uses AI to provide opportunities to learn as we work.
Each year, every employee is asked to complete global mandatory training. It plays a critical role in shaping our culture by ensuring everyone is focused on issues that are fundamental to working at HSBC, from sustainability, to financial crime risk, to our intolerance of bullying and harassment.
As the opportunities we face change, we provide development to key populations through business and technical academies. This includes our risk academy, which helps us to develop broad capabilities in traditional areas of risk like financial crime but also in emerging risk issues like climate risk and the ethics of AI and Big Data.
Our approach to learning is skills based. Our academies work with our businesses to identify the key skills and capabilities we need in the future. Alongside this, we help colleagues identify, assess and develop the skills that match their ambition and aspirations. In 2021, as part of our Future Skills programme a ‘Focus 4’ campaign encouraged colleagues to identify four future skills they want to prioritise in their development plans. Over four themed weeks, various events introduced colleagues to areas such as data, digital and sustainability skills, as well as personal skills like critical thinking and resilience.
Our new platform for learning content is Degreed. This helps colleagues identify, assess and develop key skills through internal and external training materials in a way that suits them. Content can range from quick videos, articles or podcasts to packaged programmes or learning pathways.
In 2021, we launched the HSBC Talent MarketPlace, an AI-based platform, which matches colleagues to projects and experiences based on their aspirations. By December, this had been rolled out to nearly 50,000 colleagues in the US, India, Singapore and the UK, and will be rolled out globally in 2022.
Effective people management and impactful leadership remain critical to our ability to energise for growth. In 2021, we launched a refreshed executive development curriculum for our most senior population. This combines internal programmes and business school activities with targeted technical programmes on key topics and skills.

330	HSBC Holdings plc

Health and safety
We are committed to providing a safe and healthy working environment for everyone. We have adopted global policies, mandatory procedures, and incident and information reporting systems across the organisation that reflect our core values and are aligned to international standards. Our global health and safety performance is subject to ongoing monitoring and assurance.
Our chief operating officers have overall responsibility for engendering a positive health and safety culture and ensuring that global policies, procedures and systems are put into practice locally. They also have responsibility for ensuring all local legal requirements are met.
We delivered a range of programmes in 2021 to help us understand and manage our health and safety risks:
•We continued to provide enhancements to our workplaces globally to minimise the risks of Covid-19, including enhanced cleaning, improved ventilation and social distancing measures.
•We updated our advice and risk assessment methodology on working from home, providing more awareness and best practices on good ergonomics and well-being to be adopted as we transitioned to new ways of working.
•We delivered health and safety training and awareness to 220,000 of our employees and contractors globally, ensuring roles and responsibilities were clear and understood.
•We completed the annual safety inspection on all of our buildings globally, subject to local Covid-19 restrictions, to ensure we were meeting our standards and continuously improving our safety performance.
•We continued to focus on enhancing the safety culture in our supply chain through our SAFER Together programme, covering the five key elements of best practice safety culture, including speaking up about safety, and recognising excellence. Our 2021 safety climate survey results showed a continued high level of positive safety culture, significantly above the industry average.
•We commenced a targeted guidance and training programme for our construction partners in our key markets globally to help them understand and deliver industry leading health and safety performance, with over 130 construction workers receiving safety passporting training.
•Our Eat Well Live Well programme continued educating and informing our colleagues on how to make healthy food and drink choices. We enhanced the programme to provide digital educational and information resources, including a suite of videos and recipe ideas. The programme was a key component of HSBC’s winning entry in the 2021 Global Healthy Workplace Awards.
•We put in place effective storm preparation controls and processes to ensure the protection of our people and operations. In 2021, there were 38 named storms that passed over 1,935 of our buildings, resulting in 0 injuries or material business impact.

Employee health and safety
	2021	2020	2019
Rate of workplace fatalities per 100,000 employees	—	—	—
Number of major injuries to employees[1]	14	15	29
All injury rate per 100,000 employees	64	88	189
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
For further details of the Group’s approach to remuneration, see page 314.
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
A summary for each plan of the total number of the options that were granted, exercised or lapsed during 2021 is shown in the following table. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/remuneration and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk, or can be obtained upon request from the Group Company Secretary and Chief Governance Officer, 8 Canada Square, London E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 309.
Note 5 on the financial statements gives details of share-based payments, including discretionary awards of shares granted under HSBC share plans.
All-employee share plans
HSBC operates all-employee share option plans under which options are granted over HSBC ordinary shares. Subject to leaver provisions, options are normally exercisable after three or five years. During 2021, options were granted by reference to the average market value of HSBC Holdings ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. The closing price for HSBC Holdings ordinary shares quoted on the London Stock Exchange on
21 September 2021, the day before the options were granted and as derived from the Daily Official List, was £3.5975.
The HSBC Holdings Savings-Related Share Option Plan (UK) will expire on 24 April 2030, by which time the plan may be extended with approval from shareholders, unless the Directors resolve to terminate the plan at an earlier date.
The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in
28 jurisdictions, although no options are granted under this plan.
During 2021, approximately 190,000 employees were offered participation in these plans.

HSBC Holdings Savings-Related Share Option Plan (UK)
HSBC Holdings ordinary shares
Dates of awards		Exercise price		Usually exercisable		At	Granted	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2021	during year	during year[1]	during year	31 Dec 2021
		(£)	(£)
20 Sep 2015	22 Sep 2021	2.6270	5.9640	1 Nov 2019	30 Apr 2027	130,952,539	15,410,381	3,878,418	19,287,652	123,196,850
1    The weighted average closing price of the shares immediately before the dates on which options were exercised was £4.3351.

HSBC Holdings plc	331

Report of the Directors | Corporate governance report

Statement of compliance
The statement of corporate governance practices set out on pages 253 to 332 and the information referred to therein constitutes the 'Corporate governance report' and 'Report of the Directors' of HSBC Holdings. The websites referred to do not form part of this report.

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
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2021, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.
HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.

On behalf of the Board
Mark E Tucker
Group Chairman
HSBC Holdings plc
Registered number 617987
22 February 2022

332	HSBC Holdings plc

Risk

Risk

Our risk review outlines our approach to risk management, how we identify and monitor top and emerging risks, and the actions we take to mitigate them. In addition, it explains our material banking risks, including how we manage capital.
Page
Our approach to risk	145
Our risk appetite	145
Risk management	145
Key developments in 2021	148
Top and emerging risks	148
Externally driven	148
Internally driven	153
Risk factors	155
Areas of special interest	167
Risks related to Covid-19	167
Climate-related risks	167
Our material banking risks	171
Credit risk	173
Treasury risk	225
Market risk	239
Resilience risk	243
Regulatory compliance risk	244
Financial crime risk	244
Model risk	245
Insurance manufacturing operations risk	246

Investing in technology to screen suspicious activities
We screen the names of more than 112 million personal and corporate customers every day against external and internal watchlists to identify potential financial crime risks and their impact on our customers and organisation. This currently generates approximately 350,000 alerts for our colleagues to review each month. In October, working with technology company Silent Eight, we launched a global automated alert adjudication tool for name screening, which will be able to close 50% of the false positives without human intervention. This will help us increase the speed and accuracy of monitoring adherence to risk appetite, while reducing the cost of compliance.

144	HSBC Holdings plc

Our approach to risk
Our risk appetite
We recognise the importance of a strong culture, which refers to our shared attitudes, values and standards that shape behaviours related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with the ultimate accountability residing with the Board.
We seek to build our business for the long term by balancing social, environmental and economic considerations in the decisions we make. Our strategic priorities are underpinned by our endeavour to operate in a sustainable way. This helps us to carry out our social responsibility and manage the risk profile of the business. We are committed to managing and mitigating climate-related risks, both physical and transition risks, and continue to incorporate consideration of these into how we manage and oversee risks internally and with our customers.
The following principles guide the Group’s overarching appetite for risk and determine how our businesses and risks are managed.
Financial position
•We aim to maintain a strong capital position, defined by regulatory and internal capital ratios.
•We carry out liquidity and funding management for each operating entity, on a stand-alone basis.
Operating model
•We seek to generate returns in line with our risk appetite and strong risk management capability.
•We aim to deliver sustainable and diversified earnings and consistent returns for shareholders.
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
•We are committed to managing the climate risks that have an impact on our financial position, and delivering on our net zero ambition.
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
Our risk appetite is expressed in both quantitative and qualitative terms and applied at the global business level, at the regional level and to material operating entities. Every three years, the Global Risk and Compliance function commissions an external independent firm to review the Group’s approach to risk appetite and to help ensure that it remains in line with market best practice and regulatory expectations. This review was last carried out in 2019 and confirmed the Group’s risk appetite statement (‘RAS’) remains aligned to best practices, regulatory expectations and strategic goals. Our risk appetite continues to evolve and expand its scope as part of our regular review process.
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
The RAS consists of qualitative statements and quantitative metrics, covering financial and non-financial risks. It is applied to the development of business line strategies, strategic and business planning and remuneration. At a Group level, performance against the RAS is reported to the Group Risk Management Meeting (‘RMM’) alongside key risk indicators to support targeted insight and discussion on breaches of risk appetite and any associated mitigating actions. This reporting allows risks to be promptly identified and mitigated, and informs risk-adjusted remuneration to drive a strong risk culture.
Each global business, region and strategically important country and territory is required to have its own RAS, which is monitored to help ensure it remains aligned with the Group’s RAS. Each RAS and business activity is guided and underpinned by qualitative principles and/or quantitative metrics.
Risk management
We recognise that the primary role of risk management is to protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth. This is supported through our three lines of defence model described on page 147.
The implementation of our business strategy, which includes a major transformation programme, remains a key focus. As we implement change initiatives, we actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued safe operation.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages a sound operational and strategic decision-making and escalation process. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities, with clear accountabilities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk, through our activities with regard to: people and capabilities; governance; reporting and management information; credit risk management models; and data.
We merged our Group Risk and Compliance functions on 1 July 2021 to take an increasingly comprehensive view of risk, and enhance cross-discipline collaboration on key areas such as fraud, credit and conduct risk. This merger did not have an impact on our policies and practices regarding the management of risk. Led by the Group Chief Risk and Compliance Officer, this merged function plays an important role in reinforcing our culture and values. It focuses on creating an environment that encourages our people to speak up and do the right thing.

HSBC Holdings plc	145

Risk
Group Risk and Compliance is independent from the global businesses, including our sales and trading functions, to provide challenge, oversight and appropriate balance in risk/reward decisions.

Our risk management framework
The following diagram and descriptions summarise key aspects of the risk management framework, including governance, structure, risk management tools and our culture, which together help align employee behaviour with risk appetite.

Key components of our risk management framework
HSBC Values and risk culture

Risk governance	Non-executive risk governance	The Board approves the Group’s risk appetite, plans and performance targets. It sets the ‘tone from the top’ and is advised by the Group Risk Committee (see page 268).

Executive risk governance
Our executive risk governance structure is responsible for the enterprise-wide management of all risks, including key policies and frameworks for the management of risk within the Group (see pages 147 and 171).

Roles and responsibilities	Three lines of defence model
Our ‘three lines of defence’ model defines roles and responsibilities for risk management. An independent Global Risk and Compliance function helps ensure the necessary balance in risk/return decisions (see page 147).

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
The Group Chief Risk and Compliance Officer, supported by the RMM, holds executive accountability for the ongoing monitoring, assessment and management of the risk environment and the effectiveness of the risk management framework.
The Group Chief Risk and Compliance Officer is also responsible for the oversight of reputational risk, with the support of the Group Reputational Risk Committee. The Group Reputational Risk Committee considers matters arising from customers, transactions and third parties that either present a serious potential reputational risk to the Group or merit a Group-led decision to ensure a consistent risk management approach across the regions, global businesses and global functions. Our reputational risk policy sets out our risk appetite and the principles for managing reputational risk. Further details can be found under the ‘Reputational risk’ section of www.hsbc.com/our-approach/risk-and-responsibility.
Day-to-day responsibility for risk management is delegated to senior managers with individual accountability for decision making. All our people have a role to play in risk management. These roles are defined using the three lines of defence model, which takes into account our business and functional structures as described in the following commentary, 'Our responsibilities’.
We use a defined executive risk governance structure to help ensure there is appropriate oversight and accountability of risk, which facilitates reporting and escalation to the Group RMM. This structure is summarised in the following table.

146	HSBC Holdings plc

Governance structure for the management of risk and compliance
Authority	Membership	Responsibilities include:
Risk Management Meeting	Group Chief Risk and Compliance Officer Group Chief Legal Officer Group Chief Executive Group Chief Financial Officer All other Group Executive Committee members
•Supporting the Group Chief Risk and Compliance Officer in exercising Board-delegated risk management authority
•Overseeing the implementation of risk appetite and the risk management framework
•Forward-looking assessment of the risk environment, analysing possible risk impacts and taking appropriate action
•Monitoring all categories of risk and determining appropriate mitigating action
•Promoting a supportive Group culture in relation to risk management and conduct

Global Risk Executive Committee	Group Chief Risk and Compliance Officer Chief risk officers of HSBC’s global businesses and regions Heads of Global Risk and Compliance sub-functions
•Supporting the Group Chief Risk and Compliance Officer in providing strategic direction for the Global Risk and Compliance function, setting priorities and providing oversight
•Overseeing a consistent approach to accountability for, and mitigation of, risk and compliance across the Group

Global business/regional risk management meetings	Global business/regional chief risk officer Global business/regional chief executive officer Global business/regional chief financial officer Global business/regional heads of global functions
•Supporting the Group Chief Risk and Compliance Officer in exercising Board-delegated risk management authority
•Forward-looking Group assessment of the risk environment, analysing the possible risk impact and taking appropriate action
•Implementation of risk appetite and the risk management framework
•Monitoring all categories of risk and determining appropriate mitigating actions
•Embedding a supportive culture in relation to risk management and controls

The Board committees with responsibility for oversight of risk-related matters are set out on page 273.
.
Our responsibilities
All our people are responsible for identifying and managing risk within the scope of their roles. Roles are defined using the three lines of defence model, which takes into account our business and functional structures as described below.
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
•The third line of defence is our Global Internal Audit function, which provides independent assurance as to whether our risk management approach and processes are designed and operating effectively.
Global Risk and Compliance function
Our Global Risk and Compliance function is responsible for the Group’s risk management framework. This responsibility includes establishing global policy, monitoring risk profiles, and identifying and managing forward-looking risk. Global Risk and Compliance is made up of sub-functions covering all risks to our business. Forming part of the second line of defence, the Global Risk and Compliance function is independent from the global businesses, including sales and trading functions, to provide challenge, appropriate oversight and balance in risk/return decisions.
Responsibility for minimising both financial and non-financial risk lies with our people. They are required to manage the risks of the business and operational activities for which they are responsible. We maintain adequate oversight of our risks through our various specialist risk stewards and the collective accountability held by our chief risk officers.
We have continued to strengthen the control environment and our approach to the management of non-financial risk, as broadly set out in our risk management framework. The management of non-financial risk focuses on governance and risk appetite, and provides a single view of the non-financial risks that matter the most and the associated controls. It incorporates a risk management system designed to enable the active management of non-financial risk. Our ongoing focus is on simplifying our approach to non-financial risk management, while driving more effective oversight and better end-to-end identification and management of non-financial risks. This is overseen by the Operational and Resilience Risk function, headed by the Group Head of Operational and Resilience Risk.
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
In addition to the Group-wide stress testing scenarios, each major subsidiary conducts regular macroeconomic and event-driven

HSBC Holdings plc	147

Risk
scenario analyses specific to its region. They also participate, as required, in the regulatory stress testing programmes of the jurisdictions in which they operate, such as the Bank of England (‘BoE’) stress tests required in the UK, Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programmes in the US, and the stress tests of the Hong Kong Monetary Authority (‘HKMA’). Global functions and businesses also perform bespoke stress testing to inform their assessment of risks to potential scenarios.
We also conduct reverse stress tests each year at Group level and, where required, at subsidiary entity level to understand potential extreme conditions that would make our business model non-viable. Reverse stress testing identifies potential stresses and vulnerabilities we might face, and helps inform early warning triggers, management actions and contingency plans designed to mitigate risks.
Recovery and resolution plans
Recovery and resolution plans form part of the integral framework safeguarding the Group’s financial stability. The Group recovery plan, together with stress testing, helps us understand the likely outcomes of adverse business or economic conditions and in the identification of appropriate risk mitigating actions. The Group is committed to further developing its recovery and resolution capabilities in line with the BoE resolvability assessment framework requirements.
Key developments in 2021
We continued to actively manage the risks resulting from the Covid-19 pandemic and its impacts on our customers and operations during 2021, as well as other key risks described in this section. In addition, we enhanced our risk management in the following areas:
•We streamlined the articulation of our risk appetite framework, providing further clarity on how risk appetite interacts with strategic planning and recovery planning processes.
•We continued to simplify our approach to non-financial risk management, with the implementation of more effective oversight tools and techniques to improve end-to-end identification and management of these risks.
•We accelerated the transformation of our approach to managing financial risks across the businesses and risk functions, including initiatives to enhance portfolio monitoring and analytics, credit risk management, traded risk management, treasury risk management and models used to manage financial risks.
•We are progressing with a comprehensive regulatory reporting programme to strengthen our global processes, improve consistency, and enhance controls.
•We launched an enhanced approach to conduct for all colleagues, businesses and geographies, establishing the outcomes to be achieved for customers and markets in all risk disciplines, operations and technologies and integrating it into our approach to culture and our risk management arrangements.
•We continued to enhance our approach to portfolio risk management, through clearly defined roles and responsibilities, and improving our data and management information reporting capabilities.
•The Climate Risk Oversight Forum continued to shape and oversee our approach to climate risk. We appointed a Head of Climate Risk in support of our climate change strategy and to oversee the development of our climate risk management capabilities. The climate risk programme continues to drive the delivery of our enhanced climate risk management approach.
•We continued to improve the effectiveness of our financial crime controls with a targeted update of our fraud controls. We refreshed our financial crime policies, ensuring they remained up to date and addressed changing and emerging risks, and we continued to meet our regulatory obligations.
•We introduced enhanced governance and oversight around management judgemental adjustments and related processes for IFRS 9 models and Sarbanes-Oxley controls.

Top and emerging risks
We use a top and emerging risks process to provide a forward-looking view of issues with the potential to threaten the execution of our strategy or operations over the medium to long term.
We proactively assess the internal and external risk environment, as well as review the themes identified across our regions and global businesses, for any risks that may require global escalation. We update our top and emerging risks as necessary.
Our current top and emerging risks are as follows.
Externally driven
Geopolitical and macroeconomic risks
Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets.
Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses.
The Covid-19 pandemic brought supply chain issues into focus, with shortages appearing across several regions and products throughout 2020 and 2021, and it is not expected that these issues will ease significantly before mid-2022.
The pandemic has also heightened geopolitical tensions, which could have implications for the Group and its customers.
The Group will continue to need to consider potential regulatory, reputational and market risks arising from the evolving geopolitical landscape. In 2021, there was an escalation of diplomatic tensions between China and the US, and increasingly extending to the UK, the EU, India and other countries.
The US-China relationship in particular remains complex, with tensions over a number of critical issues. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals or companies, and the US continues to develop its approach to perceived strategic competition with China.
Among these, the US Hong Kong Autonomy Act authorises the imposition of secondary sanctions against non-US financial institutions found to be knowingly engaged in significant transactions with individuals and entities subject to US sanctions for engaging in certain activities that undermine Hong Kong’s autonomy. In addition, the US has imposed restrictions on US persons’ ability to buy or sell certain publicly traded securities linked to a number of prominent Chinese companies.
There is also a risk of increased sanctions being imposed by the US and other governments in relation to human rights, technology and other issues with China, and this could create a more complex operating environment for the Group and its customers. Notably, alongside the EU, UK, and Canada, the US has increasingly imposed sanctions and other measures in response to allegations of human rights abuses in Xinjiang.
China, in turn, has announced a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies. These have been imposed mainly against certain public officials associated with the implementation of foreign sanctions against China. China has also promulgated new laws that provide a legal framework for imposing further sanctions and export restrictions, including laws prohibiting implementation of – or compliance with – foreign sanctions against China and creating a private right of action in Chinese courts for damages caused by third parties implementing foreign sanctions or other discriminatory measures.

148	HSBC Holdings plc

These and any future measures and countermeasures that may be taken by the US, China and other countries may affect the Group, its customers and the markets in which the Group operates.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
Tensions between Russia and the US and a number of European states have heightened significantly following the increasing risk of hostilities between Russia and Ukraine. While negotiations are ongoing to seek a resolution, a continuation of or any further deterioration to the situation could have significant geopolitical implications, including economic, social and political repercussions on a number of regions that may impact HSBC and its customers. In addition, the US, the UK and the EU have threatened a significant expansion of sanctions and trade restrictions against Russia in the event of a Russian incursion into Ukraine, and Russian countermeasures are also possible.
Expanding data privacy and cybersecurity laws in a number of markets could pose potential challenges to intra-group data sharing. These developments could increase financial institutions’ compliance burdens in respect of cross-border transfers of personal information.
Political disagreements between the UK and the EU, notably over the future operation of the Northern Ireland Protocol, have meant work on the creation of a framework for voluntary regulatory cooperation in financial services following the UK’s withdrawal from the EU has stalled. While negotiations are continuing, it is unclear whether or when an agreement will be reached, and this has led to speculation that the UK may trigger Article 16 of the Protocol, which could suspend the operation of the Protocol in certain respects. Any decision to do so could be met with retaliatory action by the EU, complicating the terms of trade between the UK and the EU and potentially preventing progress in other areas such as financial services. We are monitoring the situation closely, including the potential impacts on our customers.
Our global presence and diversified customer base should help mitigate the direct impacts on our financial position of the absence of a comprehensive EU-UK agreement on financial services. Our wholesale and markets footprint in the EU provides a strong foundation for us to build upon. Over the medium to long term, the UK’s withdrawal from the EU may impact markets and increase economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
Monetary and fiscal policies in developed markets will likely remain broadly accommodative for some time owing to uncertainty over the economic outlook, although rising global inflation – partly on the back of higher energy prices – is putting pressure on central banks to tighten monetary policy. The US Federal Reserve Board began tapering its asset purchases in November 2021 and financial markets currently expect it to raise the Federal Funds rate over the next year. The European Central Bank is on course to end its extraordinary asset purchase programme in March 2022.
Persistent supply issues or further increases in energy prices – for instance as a result of escalation in the Russia-Ukraine crisis – could keep inflation high and force central banks to tighten monetary policies faster than currently envisaged. Conversely, monetary policy tightening may be constrained by the emergence and spread of new Covid-19 variants that dampen economic recovery. We continue to monitor our risk profile closely in the context of uncertainty over monetary policy.
The global economic recovery in 2021 eased financial difficulties for some of our customers, which contributed to a reduction in ECL charges. For further details on customer relief programmes, see page 195.
Mitigating actions
•We closely monitor geopolitical and economic developments in key markets and sectors and undertake scenario analysis where appropriate. This helps us to take portfolio actions where necessary, including enhanced monitoring, amending our risk appetite and/or reducing limits and exposures.
•We stress test portfolios of particular concern to identify sensitivity to loss under a range of scenarios, with management actions being taken to rebalance exposures and manage risk appetite where necessary.
•We regularly review key portfolios to help ensure that individual customer or portfolio risks are understood and our ability to manage the level of facilities offered through any downturn is appropriate.
•We continue to monitor the UK’s relationship with the EU, and assess the potential impact on our people, operations and portfolios.
•We have taken steps, where necessary, to enhance physical security in geographical areas deemed to be at high risk from terrorism and military conflicts.
Environmental, social and governance risk
We are subject to financial and non-financial risks associated with environmental, social and governance (‘ESG’) related matters. Our current areas of focus are climate risk, nature-related risks and human rights risks. These can impact us both directly and indirectly through our customers. For details on how we govern ESG, see page 80.
Climate-related risk increased over 2021, owing to the pace and volume of policy and regulatory changes globally particularly on climate risk management, stress testing and scenario analysis and disclosures. If we fail to meet evolving regulatory expectations or requirements on climate risk management, this could have regulatory compliance and reputational impacts.
We face increased reputational, legal and regulatory risk as we make progress towards our net zero ambition, with stakeholders likely to place greater focus on our actions such as the development of climate-related policies, our disclosures and financing and investment decisions relating to our ambition. We will face additional risks if we are perceived to mislead stakeholders in respect of our climate strategy, the climate impact of a product or service, or the commitments of our customers.
To track and report on progress towards achieving our ambition, we rely on internal and, where appropriate and available, external data, guided by certain industry standards. While emissions reporting has improved over time, data remains of limited quality and consistency. Methodologies we have used may develop over time in line with market practice and regulations, as well as owing to developments in climate science. Any developments in data and methodologies could result in revisions to reported data going forward, including on financed emissions, meaning that reported figures may not be reconcilable or comparable year-on-year. We may also have to reevaluate our progress towards our climate-related targets in future and this could result in reputational, legal and regulatory risks.
Climate risk will also have an impact on model risk, as models play an important role in risk management and the financial reporting of climate-related risks. The uncertain impacts of climate change and data limitations present challenges to creating reliable and accurate model outputs.
We could also face increased resilience risk, retail credit risk and wholesale credit risk owing to the increase in frequency and severity of weather events and chronic shifts in weather patterns. These risks could affect our own critical operations, impacting our customers and resulting in losses to our operations. Our customers’ operations and assets could also be affected, reducing their ability to afford mortgage or loan repayments, and leading to credit risk impacts.
There is increasing evidence that a number of nature-related risks beyond climate change – which include risks that can be

HSBC Holdings plc	149

Risk
represented more broadly by economic dependence on nature – can and will have significant economic impact. These risks arise when the provision of natural services – such as water availability, air quality, and soil quality – is compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. They can show themselves in various ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC and our customers. In 2021, we added nature-related risks as a new emerging risk driver, under the umbrella theme of ESG risks and we continue to engage with investors, regulators and customers on nature-related risks to evolve our approach and understand best practice risk mitigation.
Regulation and disclosure requirements in relation to human rights, and to modern slavery in particular, are increasing. Businesses are expected to explain more about their efforts to identify and respond to the risk of negative human rights impacts arising from the actions of their employees, suppliers, customers and those in whom they invest.
Mitigating actions
•We continue to deepen our understanding of the drivers of climate risk as well as manage our exposure. A dedicated Climate Risk Oversight Forum is responsible for shaping and overseeing our approach and providing support in managing climate risk. For further details on the Group’s ESG governance structure, see page 80.
•Our climate risk programme continues to accelerate the development of our climate risk management capabilities across four key pillars – governance and risk appetite, risk management, stress testing and scenario analysis, and disclosures. We are also enhancing our approach to greenwashing risk management.
•In December, we published our thermal coal phase-out policy, which committed to phase out the financing of coal-fired power and thermal coal mining in EU/OECD markets by 2030, and globally by 2040. The policy helps us chart the path to net zero and is a component of our approach towards managing the climate risk of our lending portfolio.
•Climate stress tests and scenarios are being used to further improve our understanding of our risk exposures for use in risk management and business decision making.
•We are undertaking training and adding additional roles with specialist skills to manage climate-related model risk.
•We have delivered climate risk training to our legal entity boards and wider target audiences.
•With the help of external stakeholders, we continued to review and improve our approach to human rights issues, following the UN Guiding Principles on Business and Human Rights.
•In 2021, we joined several industry working groups dedicated to helping us assess and manage nature-related risks, such as the Taskforce on Nature-related Financial Disclosure (‘TNFD’). Our asset management business also published its biodiversity policy to publicly explain how our analysts address nature-related issues.
•We continue to engage with our customers, investors and regulators proactively on the management of ESG risks. We also engage with initiatives, including the Climate Financial Risk Forum, Equator Principles, Taskforce on Climate-related Financial Disclosures and CDP (formerly the Carbon Disclosure Project) to drive best practice for climate risk management.
For further details on our approach to climate risk management, see ‘Areas of special interest’ on page 167.
For further details on ESG risk management see ‘Financial crime risk environment and ‘Regulatory compliance risk environment including conduct’ on page 153.
Our ESG review can be found on page 43.

Ibor transition
Interbank offered rates (‘Ibors’) have historically been used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Following the UK’s Financial Conduct Authority (‘FCA’) announcement in July 2017 that it would no longer continue to persuade or require panel banks to submit rates for the London interbank offered rate (‘Libor’) after 2021, we have been actively working to transition legacy contracts from Ibors to products linked to near risk-free replacement rates (‘RFRs’) or alternative reference rates. In March 2021, in accordance with the 2017 FCA announcement, ICE Benchmark Administration Limited (‘IBA’) announced that it would cease publication of 24 of the 35 main Libor currency interest rate benchmark settings from the end of 2021, and that the most widely used US dollar Libor settings would cease from 30 June 2023. The FCA subsequently used its regulatory powers to compel IBA to publish the remaining six sterling and Japanese yen settings, from 1 January 2022, under an amended methodology, commonly known as ‘synthetic’ Libor. As a result, our focus during 2021 was on the transition of legacy contracts referencing the Euro Overnight Index average (‘Eonia’) and the Libor settings that demised from the end of 2021, including those settings subsequently being published on a ‘synthetic’ basis.
During 2021, we continued the development of IT and RFR product capabilities, implemented supporting operational processes, and engaged with our clients to discuss options for the transition of their legacy contracts. The successful implementation of new processes and controls, as well as the transition of contracts away from Ibors, reduced the heightened financial and non-financial risks to which we were exposed. However, while all but exceptional new Libor contract issuance ceased during 2021, or from the end of 2021 for US dollar Libor, we remain exposed to material risks. These include from so-called ‘tough legacy’ contracts, which have not been able to be transition to a new RFR rate and will use a ‘synthetic’ Libor or a contractual fallback rate, and from legacy contracts that reference the remaining US dollar Libor tenors, which are expected to demise from June 2023.
Financial risks have been largely mitigated as a result of the implementation of model and pricing changes. However, differences in US dollar Libor and its replacement RFR, Secured Overnight Funding Rate (‘SOFR’), create a basis risk in the trading book and banking book due to the asymmetric adoption of SOFR across assets, liabilities and products that we need to actively manage through appropriate financial hedging. Additionally, the comparatively limited use of the SOFR benchmark for new RFR products to date and lack of alignment around conventions could potentially delay transition of some US dollar contracts into 2023. This would compress the amount of time to transition these contracts, which could lead to heightened operational and conduct-related risk.
Additional non-financial risks, including regulatory compliance risk, resilience risk, financial reporting risk, and legal risk also remain for ‘tough legacy’ contracts, and the US dollar legacy portfolio. These risks continue to be actively managed and mitigated with a focus on ensuring that fair outcomes for our clients are achieved.
These risks are present in different degrees across our product offering.
Transition of legacy contracts
During 2021 we successfully transitioned over 90% of legacy Ibor lending contracts in sterling, Swiss franc, euro and Japanese yen Libor interest rates, as well as Eonia, directly or via appropriate fallback mechanisms. The majority of the remaining contracts will transition in advance of their next interest payment date, with only a small proportion of ‘tough legacy’ contracts remaining. We expect that out of approximately 5,000 lending contracts there will be less than 50 ‘tough legacy’ contracts, the majority of which will be transitioned to alternative rates during 2022. Our approach to transition ‘tough legacy’ and US dollar Libor legacy contracts will

150	HSBC Holdings plc

differ by product and business area, but will be based on the lessons learned from the successful transition of contracts during 2021. We will continue to communicate with our clients and investors in a structured manner and be client led in the timing and nature of the transition.
For derivatives, approximately 99% of our sterling, Swiss franc, euro and Japanese yen Libor interest rate exposures at the end of 2021 had successfully transitioned directly or via appropriate fallback mechanisms, leaving a small number of ‘tough legacy’ contracts. Out of the approximately 13,000 bilateral derivatives trades there are expected to be less than 20 that remain ‘tough legacy’, the majority of which are expected to mature or transition in 2022. We anticipate our ‘tough legacy’ and US dollar exposure will continue to reduce through 2022 as a result of contract maturities, and active transition. We will continue to look to actively reduce our US dollar exposure by transitioning trades ahead of the demise date of 30 June 2023, by working with our clients to determine their needs and discuss how we transition their contracts. Additionally, we are working with market participants, including clearing houses, to ensure we are able to transition our cleared derivative contracts as the US dollar Libor benchmark demise date approaches.
For our loan book, approximately 85% of our reported exposure at the end of 2021 linked to sterling, Swiss franc, euro and Japanese yen Libor interest rate contracts required no further client negotiation but remained drawn as they have yet to reach their next interest payment date. The majority of the remaining exposure linked to benchmarks that demised from the end of 2021 relates to contracts where discussions with our clients and other market participants, for syndicated transactions, have continued into early 2022, in advance of their next scheduled interest payment date, and this has led to further transitions being completed. A small number of ‘tough legacy’ contracts, less than 50, that were unable to transition prior to their first interest payment date in 2022, are expected to use legislative reliefs, such as ‘synthetic’ Libor, or an alternative rate determined by the contractual fallback language, and in the main will be transitioned during 2022. For the remaining demising Ibors, notably US dollar Libor, we have implemented new products and processes and updated our systems in readiness for transition. In our US retail bank, our mortgage products are offered in SOFR, and the transition of legacy contracts will occur once an industry spread adjustment is available. Global Banking, Commercial Banking and Global Private Banking have begun to engage with clients who have upcoming contract maturities with a view to refinancing using an appropriate replacement rate. Further communications and outreach to customers with US dollar Libor contracts with later maturities will occur in due course.
For the Group’s own debt securities issuances, in 2021 HSBC launched a consent solicitation to remediate Ibor references in five of its English law governed regulatory capital and MREL sterling and Singapore dollar instruments. The proposed amendments were successfully adopted on all of the sterling instruments, but were not adopted with respect to the Singapore dollar instruments as the minimum quorum requirements were not met. The terms of these two instruments provide for an Ibor benchmark being used to reset the coupon rate if HSBC chooses not to redeem the instruments on the respective call date, or dates, for each series. We remain mindful of the various factors that impact on the Ibor remediation strategy for our regulatory capital and MREL instruments, including – but not limited to – timescales for cessation of relevant Ibor rates, constraints relating to the governing law of outstanding instruments, and the potential relevance of legislative solutions. We remain committed in seeking to remediate or mitigate relevant risks relating to Ibor-demise, as appropriate, on our outstanding regulatory capital and MREL instruments before the relevant calculation dates, which may occur post-cessation of the relevant Ibor rate or rates. Where we hold bonds issued by other institutions, we have remained dependent on the issuer’s agents to engage in the transition process, although analysis will be undertaken of the issuers in US dollar Libor bonds to reduce our exposure, as occurred through 2021.
The completion of an orderly transition from the remaining Ibors, notably US dollar Libor, continues to be our programme’s key objective through 2022 and 2023, with the aim of putting systems and processes in place to help achieve this.
Mitigating actions
•Our global Ibor transition programme, which is overseen by the Group Chief Risk and Compliance Officer, will continue to deliver IT and operational processes to meet its objectives.
•We carry out extensive training, communication and client engagement to facilitate appropriate selection of new rates and products.
•We have dedicated teams in place to support the transition.
•We actively transitioned legacy contracts and ceased new issuance of Libor-based contracts, other than those allowed under regulatory exemptions, with associated monitoring and controls.
•We assess, monitor and dynamically manage risks arising from Ibor transition, and implement specific mitigating controls when required.
•We continue to actively engage with regulatory and industry bodies to mitigate risks relating to ‘tough legacy’ contracts.

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

HSBC Holdings plc	151

Risk

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	GBP Libor	JPY Libor	Others[1]
At 31 Dec 2021	$m	$m	$m	$m
Non-derivative financial assets
Loans and advances to customers	70,932	18,307	370	8,259
Other financial assets	5,131	1,098	—	2
Total non-derivative financial assets[2]	76,063	19,405	370	8,261

Non-derivative financial liabilities
Financial liabilities designated at fair value	20,219	4,019	1,399	1
Debt securities in issue	5,255	—	—	—
Other financial liabilities	2,998	78	—	—
Total non-derivative financial liabilities	28,472	4,097	1,399	1

Derivative notional contract amount
Foreign exchange	137,188	5,157	31,470	9,652
Interest rate	2,318,613	284,898	72,229	133,667
Others	—	—	—	—
Total derivative notional contract amount	2,455,801	290,055	103,699	143,319

At 31 Dec 2020
Non-derivative financial assets
Loans and advances to customers	85,378	43,681	371	10,751
Other financial assets	8,770	2,906	—	12
Total non-derivative financial assets[2]	94,148	46,587	371	10,763

Non-derivative financial liabilities
Financial liabilities designated at fair value	24,350	6,219	1,548	128
Debt securities in issue	5,840	—	—	416
Other financial liabilities	3,412	964	—	5
Total non-derivative financial liabilities	33,602	7,183	1,548	549

Derivative notional contract amount
Foreign exchange	196,774	6,374	28,411	22,762
Interest rate	2,848,552	1,190,491	479,789	492,197
Others	11	—	—	—
Total derivative notional contract amount	3,045,337	1,196,865	508,200	514,959
1    Comprises financial instruments referencing other significant benchmark rates yet to transition to alternative benchmarks (euro Libor, Swiss franc Libor, Eonia, SOR, THBFIX and Sibor).
2    Gross carrying amount excluding allowances for expected credit losses.
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
•have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
•are recognised on HSBC’s consolidated balance sheet.
In March 2021, the administrator of Libor, IBA, announced that the publication date of most US dollar Libor tenors has been extended from 31 December 2021 to 30 June 2023. Publication of one-week and two-month tenors ceased after 31 December 2021. This change, together with the extended publication dates of Sibor, SOR and THBFIX, reduce the amounts presented at 31 December 2021 in the above table as some financial instruments included at 31 December 2020 will reach their contractual maturity date prior to the extended publication dates. Comparative data have not been re-presented.

Financial crime risk environment
Financial institutions remain under considerable regulatory scrutiny regarding their ability to prevent and detect financial crime. The financial crime threats we face have continued to evolve, often in tandem with broader geopolitical, socioeconomic and technological shifts in our markets, leading to challenges such as managing conflicting laws and approaches to legal and regulatory regimes.
Financial crime risk evolved during the Covid-19 pandemic, notably with the manifestation of fraud risks linked to the economic slowdown and resulting deployment of government relief measures. The accelerated digitisation of financial services has fostered significant changes to the payments ecosystem, including a multiplicity of providers and new payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. This is presenting increasing challenges to the industry in terms of maintaining required levels of transparency, notably where institutions serve as intermediaries. Developments around digital assets and currencies, notably the role of stablecoins and central bank digital currencies, have continued at pace, with an increasing regulatory and enforcement focus on the financial crimes linked to these types of assets.
Expectations with respect to the intersection of ESG issues and financial crime as our organisation, customers and suppliers transition to net zero, are increasing, not least with respect to potential ‘greenwashing’. Companies also face a heightened regulatory focus on both human rights issues and environmental crimes from a financial crime perspective. We also continue to face increasing challenges presented by national data privacy

152	HSBC Holdings plc

requirements, which may affect our ability to manage financial crime risks holistically and effectively.
Mitigating actions
•We are strengthening our fraud and surveillance controls, and investing in next generation capabilities to fight financial crime through the application of advanced analytics and artificial intelligence (‘AI’).
•We are looking at the impact of a rapidly changing payments ecosystem to ensure our financial crime controls remain appropriate for changes in customer behaviour and gaps in regulatory coverage, including the development of procedures and controls to manage the risks associated with direct and indirect exposure to digital assets and currencies.
•We are assessing our existing policies and control framework to ensure that developments in the ESG space are considered and the risks mitigated.
•We work with jurisdictions and relevant international bodies to address data privacy challenges through international standards, guidance, and legislation to help enable effective management of financial crime risk.
•We work closely with our regulators and engage in public-private partnerships, playing an active role in shaping the industry’s financial crime controls for the future, notably with respect to the enhanced, and transparent, use of technology.
Regulatory compliance risk environment including conduct
We keep abreast of the emerging regulatory compliance and conduct agenda, which currently includes, but is not limited to: ESG matters; operational resilience; how digital and technology changes, including payments, are impacting financial institutions; how we are ensuring good customer outcomes, including addressing customer vulnerabilities; regulatory reporting; and employee compliance. We monitor regulatory developments closely and engage with regulators, as appropriate, to help ensure new regulatory requirements are implemented effectively and in a timely way.
The competitive landscape in which the Group operates may be impacted by future regulatory changes and government intervention. In the UK, potential regulatory developments include any legislative changes resulting from a statutory review of ring-fencing, which has been undertaken by an independent panel appointed by HM Treasury. The panel has recommended several adjustments to the regime and HM Treasury is reviewing these recommendations. Legislative amendments may be proposed in due course.
Mitigating actions
•We monitor for regulatory developments to understand the evolving regulatory landscape and respond with changes in a timely way.
•We engage, wherever possible, with governments and regulators to make a positive contribution to regulations and ensure that new requirements are considered properly and can be implemented effectively. We hold regular meetings with relevant authorities to discuss strategic contingency plans, including those arising from geopolitical issues.
•We launched our simplified conduct approach to align to our new purpose and values, in particular the value ‘we take responsibility’.
Cyber threat and unauthorised access to systems
Together with other organisations, we continue to operate in an increasingly hostile cyber threat environment. This requires ongoing investment in business and technical controls to defend against these threats, including potential unauthorised access to customer accounts, attacks on our systems, and attacks on our third-party suppliers.

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
•We report and review cyber risk and control effectiveness at executive and non-executive Board level. We also report across our global businesses, functions and regions to help ensure appropriate visibility and governance of the risk and mitigating actions.
•We participate globally in industry bodies and working groups to collaborate on tactics employed by cyber-crime groups and to collaborate in fighting, detecting and preventing cyber-attacks on financial organisations.
Digitalisation and technological advances
Developments in technology and changes in regulations are enabling new entrants to the industry. This challenges HSBC to continue to innovate and optimise in order to take advantage of new digital capabilities to best serve our customers, and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to modify or adapt our existing products and services or develop new products and services to respond to our customers’ needs.
Mitigating actions:
•We continue to monitor this emerging risk, as well as the advances in technology, and changes in customer behaviours to understand how these may impact our business.
•We closely monitor and assess financial crime and the impact on payment transparency and architecture.
Internally driven
Data management
We use a large number of systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused, or unprotected. Along with other banks and financial institutions, we need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking Supervision’s 239 guidelines and the General Data Protection Regulation (‘GDPR’).
Mitigating actions
•Through our global data management framework, we monitor proactively the quality, availability and security of data that supports our customers and internal processes. We resolve any identified data issues in a timely manner.
•We have made improvements to our data policies and are implementing an updated control framework to enhance the end-to-end management of data risk by our global businesses, global functions and regions.
•We protect customer data via our data privacy framework, which establishes practices, design principles and guidelines that enable us to demonstrate compliance with data privacy laws and regulations.
•We continue to modernise our data and analytics infrastructure through investments in Cloud technology, data visualisation, machine learning and AI.
•We educate our employees on data risk and data management and have delivered global mandatory training on the importance of protecting data and managing data appropriately.

HSBC Holdings plc	153

Risk
Model risk management
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications such as customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. Assessing model performance is a continuous undertaking. Models can need redevelopment as market conditions change. This was required following the outbreak of Covid-19 as some models used for estimating credit losses needed to be redeveloped due to the dramatic change to inputs. This included GDP; unemployment rates; housing prices; and the varying government support measures introduced.
We prioritised the redevelopment of internal ratings-based (‘IRB’) and internal model methods (‘IMM’) models, in relation to counterparty credit, as part of the IRB repair and Basel III programmes with a key focus on enhancing the quality of data used as model inputs. Submission of these models to the UK’s Prudential Regulation Authority (‘PRA’) and other key regulators for feedback and approval is in progress. Some IMM and internal model approach (‘IMA’) models have been approved for use and feedback has been received for some IRB models. Climate risk modelling is a key focus for the Group as HSBC’s commitment to sustainability has become a critical part of the Group’s strategy.
Mitigating actions
•We further enhanced the monitoring, review and challenge of loss model performance through our Model Risk Management function as part of a broader quarterly process to determine loss levels. The Model Risk Management team aims to provide strong and effective review and challenge of any future redevelopment of these models.
•Model Risk Management works closely with businesses to ensure that IRB/IMM/IMA models in development meet risk management, pricing and capital management needs. Global Internal Audit provides assurance over the risk management framework for models.
•Additional assurance work is performed by the model risk governance teams, which act as second lines of defence. The teams test whether controls implemented by model users comply with model risk policy and if model risk standards are adequate.
•Models using advanced machine learning techniques are validated and monitored to ensure that risks that are determined by the algorithms have adequate oversight and review.
Risks arising from the receipt of services from third parties
We use third parties to provide a range of goods and services. Risks arising from the use of third-party providers and their supply chain may be harder to identify. It is critical that we ensure we have appropriate risk management policies, processes and practices over the selection, governance and oversight of third parties and their supply chain, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Mitigating actions
•We have enhanced our control framework for external supplier arrangements to ensure the risks associated with third-party arrangements are understood and managed effectively by our global businesses, global functions and regions.
•We have applied the same control standards to intra-group arrangements as we have for external third-party arrangements to ensure we are managing them effectively.
•We are implementing the changes required by the new global third-party risk policy to comply with new regulations as defined by our regulators.
Risks associated with workforce capability, capacity and environmental factors with potential impact on growth
Our success in delivering our strategic priorities and managing the regulatory environment proactively depends on the development and retention of our leadership and high-performing employees. A very competitive employment market will continue to test our ability to attract and retain talent. Changed working arrangements, local Covid-19 restrictions and health concerns during the pandemic have also impacted on employee mental health and well-being.
Mitigating actions
•We have put in place measures to help support our people so they are able to work safely during the Covid-19 pandemic. While our approach to workplace recovery around the world is consistent, the measures we take in different locations are specific to their environment.
•We promote a diverse and inclusive workforce and provide active support across a wide range of health and well-being activities. We continue to build our speak-up culture through active campaigns.
•We monitor people risks that could arise due to organisational restructuring, helping to ensure we manage redundancies sensitively and support impacted employees. We encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole proposition of working at HSBC is well understood.
•Our Future Skills curriculum helps provide critical skills that will enable employees and HSBC to be successful in the future.
•We continue to develop succession plans for key management roles, with actions agreed and reviewed on a regular basis by the Group Executive Committee.
IT systems infrastructure and resilience
We operate an extensive and complex technology landscape, which must remain resilient in order to support customers, the organisation and markets globally. Risks arise where technology is not understood or maintained, and development of technology is not controlled.
Mitigating actions
•We continue to invest in transforming how software solutions are developed, delivered and maintained. We concentrate on improving system resilience and service continuity testing. We continue to ensure security is built into our software development life cycle and improve our testing processes and tools.
•We continue to upgrade many of our IT systems, simplify our service provision and replace older IT infrastructure and applications. These enhancements supported global improvements in service availability during 2021 for both our customers and colleagues.
Change execution risk
We have continued our increased investment in strategic change to support the delivery of our strategic priorities and regulatory commitments. This requires change to be executed safely and efficiently.
Mitigating actions
•A global transformation programme is progressing with the delivery of strategic change commitments made in February 2020 to restructure our business, reallocate capital into higher growth and higher return businesses and markets, and to simplify our organisation to improve operational resilience and reduce costs.
•The remit of the Transformation Oversight Executive Committee, established in 2020 to oversee the global transformation programme, was expanded in 2021 to oversee the prioritisation, strategic alignment and management of execution risk for all change portfolios and initiatives.

154	HSBC Holdings plc

•We continue to work to strengthen our change management practices to deliver sustainable change, increased adoption of Agile ways of working, and a more consistent standard of delivery. The Transformation Oversight Executive Committee oversees the continued embedding of our improved Group-wide change framework released in May 2021, which sets out the mandatory principles and standards relating to leading and delivering change.

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
In particular, we have faced and may continue to face the following challenges to our operations and operating model in connection with these factors:
•the Covid-19 pandemic and its impact on global economies could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial services companies such as HSBC (see 'Risks relating to the impact of Covid-19');
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
Risks relating to the impact of Covid-19
The Covid-19 pandemic and its effect on the global economy have continued to impact our customers and organisation, and the future effects of the pandemic remain uncertain. Covid-19 necessitated governments to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. It has affected regions at different times and to varying degrees as it has developed. The resulting government support measures and restrictions have created additional challenges given the rapid pace of change and significant operational demands. Renewed outbreaks, particularly those resulting from the emergence of new variants of the virus, emphasise the ongoing threat of Covid-19 and could result in further tightening of government restrictions.
Over the course of 2021, government restrictions across many countries were gradually unwound, allowing the global economy to stage a robust recovery up until the fourth quarter, when the highly transmissible Omicron variant began to emerge. While government restrictions were re-imposed in many countries in response to this variant, they have in certain countries been less restrictive than those that were imposed during previous waves of the pandemic.
The global vaccination roll-out in 2021 helped reduce the social and economic impact of the Covid-19 pandemic, although there has been significant divergence in the speed at which vaccines have been deployed around the world. Most developed countries have now vaccinated a large proportion of their populations, but many less developed countries have struggled to secure supplies and are at an earlier stage of their roll-out. By the end of 2021, high vaccination rates had ensured that many Covid-19-related restrictions on activity in developed markets had been lifted and travel constraints were easing. However, the emergence of the Omicron variant, which proved to be more contagious and able, to a certain extent, to evade vaccine immunity, demonstrated the risk that new variants pose and led to government restrictions being reintroduced. A full return to pre-pandemic levels of social interaction across all our key markets is therefore, unlikely in the short to medium term. There remains a divergence in approach taken by countries with regards to the level of restrictions on activity and travel imposed in response to the pandemic. Such diverging approach to future pandemic waves could prolong or worsen supply chain and international travel disruptions. The evolving Covid-19 restrictions in Hong Kong, including travel, public gathering and social distancing restrictions are impacting the Hong Kong economy, and may affect the ability to attract and retain staff.
Mismatches between the supply and demand of goods and services contributed to a rise in inflation in 2021. Central banks in major markets are expected to raise interest rates, but such increases are expected to be gradual and monetary policy is expected to remain accommodative overall. Policy tightening in major emerging markets has already begun in order to counteract rising inflation and the risk of capital outflows. Governments are also expected to reduce the level of fiscal support they offer households and businesses as the appetite for broad lockdowns and public health restrictions decreases. Government debt has risen in most advanced economies, and is expected to remain high into the medium term. High government debt burdens have raised fiscal vulnerabilities, increasing the sensitivity of debt service costs to interest rate increases and potentially reducing the fiscal space available to address any future economic downturns.
Economic growth in the Group's major markets is expected to slow in 2022 to more sustainable rates, contingent on the successful further containment of the virus, the continued roll-out of vaccination programmes, and the evolution of other top risks.
There remains a material risk of a renewed drop in economic activity, particularly in countries with low vaccination rates. The economic fallout from Covid-19 risks increasing inequality across markets, which may leave the burden on governments and central banks to continue providing fiscal and monetary stimulus, possibly in a more targeted fashion than seen during 2020 and 2021. After financial markets suffered a sharp fall in the early phases of the spread of Covid-19, they rebounded but still remain volatile. Depending on the long-term impact on global economic growth, financial asset prices may suffer a further sharp fall.
Depending on the time taken for economic activity to return to previous levels, there could be further adverse impacts on the Group's income due to lower lending and transaction volumes and lower wealth and insurance manufacturing revenue due to equity market volatility and weakness. Lower or negative interest rates globally increase the cost of guarantees for insurance manufacturing, and there could also be adverse impacts on other assets, such as the Group's investment in Bank of

HSBC Holdings plc	155

Risk
Communications Co., Limited, goodwill and other intangible assets.
The Covid-19 pandemic may also have material impacts on capital and liquidity. This may include downward customer credit rating migration, which could negatively impact the Group's risk-weighted assets ('RWAs') and capital position, and potential liquidity stress due, among other factors, to increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Central banks in some markets also initiated a series of capital measures, including the reduction of certain regulatory capital buffers, to support the ability of banks to supply credit to businesses and households through periods of economic disruption.
The Group continues to support its personal and business customers through market-specific measures initiated during the Covid-19 pandemic and by supporting the remaining national government schemes that focus on the parts of the economy most impacted by the pandemic.
Central bank and government actions and support measures taken in response to the Covid-19 pandemic, and the Group's responses to those, have created, and may in the future create, restrictions in relation to capital. This has limited and may in the future limit management's flexibility in managing the business and taking action in relation to capital distribution and capital allocation.
Should central banks or regulatory authorities introduce new or further restrictions in relation to our capital distributions, our ability to declare, or to pay, dividends or to carry out share buybacks may be negatively impacted.
The rapid introduction and varying nature of the government support schemes introduced throughout the Covid-19 pandemic led to increased operational risks, including complex conduct considerations, increased reputational risk and increased risk of fraud. These risks are likely to be heightened further as and when those remaining government support schemes are unwound. These events have also led to increased litigation risk.
The impact of the pandemic on the long-term prospects of businesses in the most vulnerable sectors of the economy – such as retail, hospitality and commercial real estate – remains uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in ECL estimates. In addition, in times of stress, fraudulent activity is often more prevalent, leading to potentially significant credit or operational losses.
Our financial models continue to be impacted by the pandemic. These include retail and wholesale credit models such as IFRS loss models, as well as capital models, traded risk models and models used in the asset/liability management process. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of Covid-19 on critical model inputs. See "We could incur losses or be required to hold additional capital as a result of model limitations or failure."
The operational support functions on which the Group relies are based in a number of countries worldwide, some of which were particularly affected by the Covid-19 pandemic during 2021. We continue to monitor the situation, in particular in those countries and regions where Covid-19 infections are most prevalent and/or where travel restrictions are in place.
Despite the ongoing economic recovery, significant uncertainties remain in assessing the duration and impact of the Covid-19 pandemic, including where government restrictions are re-imposed as a result of further outbreaks of the virus, in particular those outbreaks which result from the emergence of new variants. There is a risk that economic activity remains below pre-pandemic levels for a prolonged period and this could have a material adverse effect on the Group's financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
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
•political and/or social instability;
•geopolitical tensions;
•climate change, acts of God, including epidemics and pandemics (such as Covid-19, further details on which can be found in 'Risks relating to the impact of Covid-19') and natural disasters (such as floods and hurricanes); and
•infrastructure issues, such as transportation or power failures.
Each of the above could impact credit RWAs, and the financial losses caused by any of these risk events or developments could impair asset values and the creditworthiness of customers.
These risk events or developments may also give rise to disruption to the Group's services and some may result in physical damage to our operations and/or risks to the safety of our personnel and customers.
Geopolitical tensions could have significant ramifications for the Group and its customers. In particular:
•Diplomatic tensions between China and the US, and extending to the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, may affect the Group, creating regulatory, reputational and market risks.
•In particular, the US-China relationship remains complex, with tensions over a number of critical issues. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals or companies, and the US continues to develop its approach to perceived strategic competition with China. Among these, the US Hong Kong Autonomy Act authorises the imposition of secondary sanctions against non-US financial institutions found to be knowingly engaged in significant transactions with individuals and entities subject to US sanctions for engaging in certain activities that undermine Hong Kong’s autonomy. In addition, the US has imposed restrictions on US persons’ ability to buy or sell certain publicly traded securities linked to a number of prominent Chinese companies.
•There is also a risk of increased sanctions being imposed by the US and other governments in relation to human rights, technology and other issues with China, and this could create a more complex operating environment for the Group and its customers. Notably, alongside the EU, UK, and Canada, the US has increasingly imposed sanctions and other measures in response to allegations of human rights abuses in Xinjiang.
•China, in turn, has announced a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies. These have been imposed mainly against certain public officials associated with the implementation of foreign sanctions against China. China has also promulgated new laws that provide a legal framework for imposing further sanctions and export restrictions, including laws prohibiting implementation of – or compliance with – foreign sanctions against China and creating a private rights of action in Chinese courts for damages caused by third parties implementing foreign sanctions or other discriminatory measures.
•These and any future measures and countermeasures that may be taken by the US, China and other countries may affect the Group, its customers and the markets in which the Group operates. The financial impact to the Group of geopolitical risks in Asia is heightened due to the importance and profitability of the region, and Hong Kong in particular.

156	HSBC Holdings plc

•Political disagreements between the UK and the EU, notably over the future operation of the Northern Ireland Protocol ('the protocol'), has meant work on the creation of a framework for voluntary regulatory cooperation in financial services following the UK’s withdrawal from the EU has stalled. While negotiations are continuing, it is unclear whether or when an agreement will be reached, and this has led to speculation that the UK may trigger Article 16 of the Protocol, which could suspend the operation of the Protocol in certain respects. Any decision to do so could be met with retaliatory action by the EU, complicating the terms of trade between the UK and the EU and potentially preventing progress in other areas such as financial services. See “The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect our operating model and financial results"
•Tensions between Russia and the US and a number of European states have heightened significantly following the increasing risk of hostilities between Russia and Ukraine. While negotiations are ongoing to seek a resolution, a continuation of or any further deterioration to the situation could have significant geopolitical implications, including economic, social and political repercussions on a number of regions that may impact HSBC and its customers. In addition, the US, the UK and the EU have threatened a significant expansion of sanctions and trade restrictions against Russia in the event of a Russian incursion into Ukraine, and Russian countermeasures are also possible.
As the geopolitical landscape evolves, the compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the Group.
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
We are subject to financial and non-financial risks associated with Environmental, Social and Governance ('ESG') related matters, such as climate change, nature-related and human rights issues.
ESG related matters such as climate change, society’s impact on nature and human rights violations brings risks to our business, our customers and wider society.
Climate change, through transitional and physical channels, could have both financial and non-financial impacts on HSBC either directly or indirectly through our customers. Transition risk can arise from the move to a low-carbon economy, such as through policy, regulatory and technological changes. Physical risk can arise through increasing severity and/or frequency of severe weather or other climatic events, such as rising sea levels and flooding.
We currently expect that the following are the most likely ways in which climate risk may materialise for the Group:
•transition and physical risk may impact our corporate customers, for example if regulatory, legislative or technological developments impact customers' business models resulting in financial difficulty for customers and/or stranded assets;
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
•conduct risks could develop associated with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies; and
•reputational risks may result from our decisions on how we support our customers in high-emitting sectors, including our ability to reach our climate-related ambitions, targets and commitments.
We also face increased reputational, legal and regulatory risks as we make progress towards our net zero ambition, with stakeholders likely to place greater focus on our actions, such as the development of climate-related policies, our disclosures and financing and investment decisions relating to our ambition. We will face additional risks if we are perceived to mislead stakeholders in respect of our climate strategy, the climate impact of a product or service, or the commitments of our customers.
In addition, there is increasing evidence that a number of nature-related risks beyond climate change - which include risks that can be represented more broadly by economic dependency on nature – can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality is compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. They can show themselves in a variety of ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC and its customers.
The key human rights risks that currently impact HSBC include discrimination, in particular with respect to our employees and our customers, and modern slavery in our supply chains and those of our customers. Failure to manage these risks may result in negative impacts on our people (both in terms of hiring and retention), our business and our reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory

HSBC Holdings plc	157

Risk
requirements and expectations in certain markets and this could have reputational, legal and financial consequences for HSBC.
Human rights issues have recently become a focus for geopolitical tensions, notably between the US and China, and these issues are further heightened for HSBC due to its extensive geographic footprint and presence in a number of markets.
In respect of all ESG-related risks, we also need to ensure that our strategy and business model, including the products and services we provide to customers and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the Group faces as a result of ESG related matters) adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace. Achieving our strategy with respect to ESG matters, including any ESG-related ambitions, commitments and targets that we may set, will depend on a number of different factors outside of the Group’s control, such as advancements in technologies and supportive public policies in the markets where we operate. If these external factors and other changes do not occur, or do not occur on a timely basis, the Group may fail to achieve its ESG related ambitions, commitments and targets.
In order to track and report on our progress against our ESG-related ambitions, commitments and targets, we rely on internal and, where appropriate and available, external data sources, guided by certain industry standards. While ESG related reporting has improved over time, data remains of limited quality and consistency. Methodologies we have used may develop over time in line with market practice, regulation and/or developments in science, where applicable. Any such developments in methodologies, and changes in the availability and quality of data over time could result in revisions to reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year. This could also result in the Group having to re-evaluate its progress towards its ESG-related ambitions, commitments and targets in the future and this could result in reputational, legal and regulatory risks.
If any of the above risks materialise, this could have financial and non-financial impacts for HSBC which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the EU, following the UK's withdrawal from the EU, may adversely affect our operating model and financial results
The EU and the UK agreed a Trade and Cooperation Agreement on 31 December 2020, following the UK’s withdrawal from the EU. The agreement mainly focused on goods and services but also covered a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. While the agreement only addressed financial services in a limited manner, bilateral discussions have now concluded at a technical level to create a framework for voluntary regulatory cooperation in financial services between the UK and EU through the establishment of a Joint UK-EU Financial Regulatory Forum. This is expected to provide a platform within which both parties will be able to discuss financial services-rellated issues, including future equivalence determinations.
Broader political disagreements, notably over the future operation of the Northern Ireland Protocol, have, however, increased tensions in the UK-EU relationship. While negotiations relating to the Protocol between the UK and the EU are continuing, it remains uncertain whether an agreement will be reached. If the failure to reach an agreement were to lead to the UK triggering Article 16 of the Protocol, this could suspend the Protocol’s operation in certain respects, which may further complicate the terms of trade between the UK and the EU and prevent progress in other areas such as financial services.
As the financial passporting arrangement that existed prior to, and during, the transition period expired, we put in place new arrangements in the provision of cross-border banking and investment services to customers and counterparties in the EEA. Notwithstanding the progress made in ensuring we were prepared for the end of the transition period, there remain risks, many of them linked to the uncertain outcome of ongoing negotiations relating to potential developments in the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states. Significant uncertainty also remains as to the extent to which EU laws will diverge from UK law (including bank regulation) in the future. Any changes to the current rules in this respect and any further divergences in the legal regimes could require modifications to our UK and European operating models, with resulting impacts to our clients and employees. The exact impacts on our clients will depend on the nature of any developments and their individual circumstances and, in a worst case scenario, could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the Group.
More generally, over the medium to long term, the UK’s withdrawal from the EU and the operation of the Trade and Cooperation Agreement (and any complexities that may result there from), may lead to increased market volatility and economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
In addition, the UK’s future trading relationship with the EU and the rest of the world will likely take a number of years to fully resolve. This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as currency fluctuations.
We operate in markets that are highly competitive
We compete with other financial institutions in a highly competitive industry that continues to undergo significant change as a result of financial regulatory reform, including Open Banking in the UK, as well as increased public scrutiny and a continued challenging macro-economic environment.
We target internationally mobile clients who need sophisticated global solutions. We generally compete on the basis of the quality of our customer service; the wide variety of products and services that we can offer our customers; the ability of our products and services to satisfy our customers’ needs; the extensive distribution channels available for our customers;our innovation; and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and/or cause us to increase our capital investment in our businesses in order to remain competitive. Additionally, our products and services may not be accepted by our targeted clients.
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
Further, new entrants to the market or new technologies challenge HSBC to continue to innovate and optimise to take advantage of new digital capabilities to best serve our customers, and adapt our products to attract and retain customers. We may not respond effectively to these competitive threats from existing and new competitors, and as a result may need to increase our investment in our business to modify or adapt our existing products and services or develop new products and services to respond to our customers’ needs.
Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Changes in foreign currency exchange rates may affect our results
We prepare our accounts in US dollars because the US dollar and currencies linked to it form the major currency bloc in which we

158	HSBC Holdings plc

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
Market pricing can be volatile and ongoing market movements could significantly affect us in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates and yield curves affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. See 'Risks relating to the impact of Covid-19' above regarding the impact of Covid-19 on the interest rate environment.
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
We also access wholesale markets in order to provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies, and to maintain a presence in local markets. In 2021 we issued the equivalent of $24.3bn of debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities, including $19bn of senior securities issued by HSBC Holdings.
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
Macro-prudential, regulatory and legal risks to our business model
We are subject to numerous legislative or regulatory requirements and developments and changes in the policy of regulators or governments and we may fail to comply with applicable regulations, particularly any changes thereto
Our businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, Hong Kong, the EU, China and the other markets in which we operate. Many regulatory changes relevant to our business may have an effect beyond the country in which they are enacted, either because our regulators deliberately enact regulation with extra-territorial impact or our global operations mean that the Group is obliged to give effect to ‘local’ laws and regulations on a wider basis.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices and more detailed requirements on how business is conducted. The governments and regulators in the UK, the US, Hong Kong, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect us.
Specific areas where regulatory changes could have a material effect on our business, financial condition, results of operations, prospects, capital position, and reputation and current and anticipated areas of particular focus for HSBC’s regulators, include, but are not limited to:
•the ongoing regulatory response to the Covid-19 pandemic and its implications for banks credit risk management and provisioning processes, capital adequacy and liquidity, and a renewed focus on vulnerable customers including the treatment of customers, including consideration of longer-term initiatives to support borrowers in financial difficulty and measures designed to maximise access to cash for consumers;
•the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of

HSBC Holdings plc	159

Risk
consumers and ensuring the orderly and transparent operation of global financial markets, including the proposed introduction in the UK of a new Consumer Duty and measures resulting from ongoing thematic reviews into the workings of the retail, SME and wholesale banking sectors and the provision of financial advice to consumers;
•the implementation of any conduct measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing;
•the demise of certain Ibor reference rates and the transition to new replacement rates (as discussed further under ‘We may not manage risks associated with the replacement of benchmark rates and indices effectively’);
•reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements;
•the focus globally on technology adoption and digital delivery, underpinned by customer protection, including the use of artificial intelligence and digital assets (data, identity and disclosures), financial technology risks, payments and related infrastructure, operational resilience, virtual currencies (including central bank digital currencies and global stablecoins) and cybersecurity. This also includes the introduction of new and/or enhanced regulatory standards in these areas;
•the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls, as evidenced in regulatory fines imposed against other financial institutions. HSBC has commissioned a number of independent external reviews of its regulatory reporting processes and controls, some at the request of its regulators, including one of its credit risk RWA reporting process which is currently ongoing;
•increasing regulatory expectations of firms around governance and risk management frameworks, particularly for management of climate change, diversity and inclusion and other ESG risks and enhanced ESG disclosure and reporting obligations;
•the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, and similarly regarding the access of UK and other non-EU financial institutions to EU markets, for example, in the light of proposals within the EU Commission’s CRDVI package which could restrict cross border activity by non-EU firms without a branch, except on a reverse solicitation basis. For further details see 'The UK’s trading relationship with the EU, following the UK's withdrawal from the EU, may adversely affect our operating model and financial results';
•the recommendations of an independent panel appointed by HM Treasury which undertook a statutory review of the UK regime for ring-fencing and proprietary trading during 2021 are expected during the first quarter of 2022. This may result in proposed legislative amendments to the regime in due course;
•the implementation of the reforms to the Basel III package, which includes changes to the RWA approaches to credit risk, market risk, counterparty risk, operational risk, and credit valuation adjustments and the application of RWA floors and the leverage ratio (as discussed further under the 'Risks to Capital’ section on page 225;
•the implementation of more stringent capital, liquidity and funding requirements, including changes to IRB modelling;
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
•financial crime, fraud and market abuse standards and increasing expectations for related control frameworks, to ensure firms are adapting to new threats such as those arising from the Covid-19 pandemic, and are protecting customers from cyber-enabled crime;
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
•the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions; and
•continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed against other financial institutions.
We may not manage risks associated with the replacement of benchmark rates and indices effectively
Key benchmark rates and indices, including interbank offered rates (“Ibors”) such as the London interbank offered rate (‘Libor’), have been the subject of national, international and other regulatory scrutiny and reform for a number of years. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (“RFRs”) and the proposed discontinuation of certain reference rates (including Libor). In May 2019, the European Money Markets Institute (‘EMMI’) announced the cessation of the Euro Overnight Index average (Eonia) from the end of 2021 and, in March 2021, ICE Benchmark Administration Limited (‘IBA’) announced that it would cease publication of (i) all sterling, Euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month U.S. dollar Libor settings immediately after 31 December 2021 and (ii) the remaining U.S. dollar Libor settings immediately after 30 June 2023. The FCA subsequently used its regulatory powers to compel IBA to publish a number of sterling and Japanese Yen Libor settings on an alternative methodology basis (so-called “synthetic Libor”) from 1 January 2022 for an undetermined period of time.
The discontinuation of sterling, Swiss franc, Euro and Japanese Yen Libor interest rates, and Eonia has occurred with the adoption of respective replacement near risk free rates (‘RFR’).
The continued existence of legacy contracts in benchmark rates that demised from the end of 2021, so called ‘tough legacy,’ and legacy contracts referencing other Ibors that are expected to demise at a later date, notably a number of US dollar Libor settings, results in a number of risks for HSBC, its clients and the financial services industry more widely. These include but are not limited to;
•Regulatory compliance, legal and conduct risks, that arise from the transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs could lead to unintended or unfavourable outcomes for clients and market participants. These risks could be heightened if HSBC’s sales processes and procedures are not appropriately adapted or

160	HSBC Holdings plc

executed to detail the risks and complexity of the RFR market conventions;
•Legal risks are associated with legacy contracts that HSBC is unable to appropriately transition and legacy contracts that rely on the use of legislative solutions, such as 'synthetic' Libor. If HSBC is unable to appropriately transition legacy contracts this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions do not work from a contractual, practical or financial perspective, potentially resulting in unintended outcomes for clients. While legislative solutions are (in some circumstances) expected to assist market participants with transitioning contracts or mitigating risks associated with 'tough legacy' contracts, there remains some uncertainty around the operation and implementation of such solutions as well as their longevity. For legacy contracts that utilise 'synthetic' Libor there is a risk that we are unable to transition such contracts to a new RFR or alternative rate before the relevant 'synthetic' Libor is discontinued. This could lead to reliance on the above mentioned fallback provisions, which do not contemplate permanent cessation of Libor. Each of these issues could result in unintended or unfavourable outcomes for clients and market participants and this could potentially increase the risk of disputes;
•Financial risks result from the discontinuation of US dollar Libor and the development of liquidity in its replacement RFR, Secured Overnight Funding rate (‘SOFR’). Differences in US dollar Libor and SOFR interest rate levels create a basis risk in the trading book and banking book due to asymmetric adoption of SOFR across assets, liabilities and products that we need to actively manage through appropriate financial hedging. In addition, this may limit the ability to hedge effectively; and
•Resilience and operational risks, resulting from ‘tough legacy’ and other legacy Ibor contracts that are expected to be transitioned to RFRs and alternative rates. In particular, there is a risk that our systems, processes and controls have not been appropriately adapted to account for new RFR methodology changes or fallback provisions, leading to complaints and disputes. The operational and resilience risks may be further heightened if there is a slow take-up of the use of the SOFR benchmark for new financing and hedging activities in 2022, as this could compress the timelines for transition of legacy contracts referencing US dollar Libor settings that are demising in 2023.
If any of these risks materialise this could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
We are subject to the risk of current and future legal, regulatory or administrative actions and investigations, the outcomes of which are inherently difficult to predict
We face significant risks in our business relating to legal, regulatory or administrative actions and investigations. The volume and amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons, including a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of financial institutions for, among other things, alleged conduct breaches, breaches of AML, anti-bribery/corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from prosecutors and the public.
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
Additionally, as described in Note 34 on the Financial Statements, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
We may fail to meet the requirements of regulatory stress tests
We are subject to regulatory stress testing in many jurisdictions, which are described on page 246. These exercises are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.
Failure to meet quantitative or qualitative requirements of regulatory stress test programmes, or the failure by regulators to approve our stress results and capital plans, could result in the Group being required to enhance its capital position and/or position additional capital in specific subsidiaries, and this could, in turn, have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
We and our UK subsidiaries may become subject to stabilisation provisions under the Banking Act, in certain significant stress situations
The Banking Act implemented the BRRD in the UK and creates a special resolution regime (the ‘SRR’). Under the SRR, HM Treasury, the BoE and the PRA and FCA (together, the ‘Authorities’) are granted substantial powers to implement resolution measures and stabilisation options with respect to UK banks or certain investment firms in circumstances in which the relevant Authority is satisfied that the resolution conditions are met. The SRR presently consists of five stabilisation options:
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

HSBC Holdings plc	161

Risk
modification, or suspension of the relevant entity’s equity, capital instruments and liabilities (the so-called “bail-in power”); and
(v) temporary public ownership of the relevant entity. These tools may also be applied to a parent company or affiliate of a UK bank or relevant investment firm (which, in respect of HSBC, could include HSBC Holdings) where certain conditions are met. In addition, the SRR provides for modified insolvency and administration procedures for relevant entities. It also confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances.
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
In general, the Banking Act requires the Authorities to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. The Banking Act includes, in certain circumstances, and with respect to the exercise of certain powers provided for by the Banking Act, provisions related to compensation in respect of transfer instruments and orders made under it. This includes a ‘no creditor worse off’ safeguard, which requires that no shareholder or creditor must be left worse off from the use of resolution powers than they would have been had the entity entered insolvency rather than resolution.
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
We are subject to tax-related risks in the countries in which we operate
We are subject to the substance and interpretation of tax laws in all countries in which we operate and are subject to routine review and audit by tax authorities in relation thereto. Our interpretation or application of these tax laws may differ from those of the relevant tax authorities and we provide for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15% from 2023. In January 2022, the UK government opened a consultation on how the UK implements the rules. The impact on HSBC will depend on exactly how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2023. Separately, potential changes to tax legislation and tax rates in the countries in which we operate could increase our effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
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
We remain susceptible to a wide range of cyber risks that impact and/or are facilitated by technology
The threat of cyber-attacks remains a concern for our organisation, as it does across the entire financial sector. Failure to protect our operations from cyber-attacks may result in financial loss, disruption for customers or a loss of data. This could negatively affect our reputation and ability to attract and retain customers, and as we continue to grow and digitise at scale, we may be exposed to new cyber threats.
Adversaries attempt to achieve their objectives by compromising HSBC and related third party systems. They use techniques that include malware (including ransomware), exploitation of both known and unpublished (zero-day) vulnerabilities in vendor-supplied and HSBC-developed software, phishing emails, distributed denial of service, as well as potentially physical compromise of premises and coercion of staff. Our customers are also subject to these cyber-attack techniques. These techniques are constantly evolving and cyber-attacks are increasing in terms of frequency, sophistication, impact and severity. The Group, like other financial institutions, experiences numerous attempts to compromise its cyber security. We expect to continue to be the target of such attacks in the future.
Cybersecurity risks will continue to increase, due to factors such as the increasing demand across the industry and customers’ expectations for the continued expansion of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and changes in ways of working by HSBC’s employees, contractors, third party service providers and suppliers and their sub-contractors in response to the Covid-19 pandemic.
A failure in HSBC’s adherence to its cyber security policies, procedures or controls, employee malfeasance, or human, governance or technological error could also compromise HSBC’s ability to successfully defend against cyber-attacks. Should any of the aforementioned cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects, and reputation.
We could incur losses or be required to hold additional capital as a result of model limitations or failure
HSBC uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS9, Financial Instruments ('IFRS9') basis, financial crime and fraud risk management and financial reporting. HSBC could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed or by inherent limitations arising

162	HSBC Holdings plc

from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’ use of models is considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to review and challenge, HSBC could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to HSBC’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including artificial intelligence related risks and technology by both HSBC and the financial services industry could also lead to increased model risk. HSBC’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate related risks. Challenges such as uncertainty of the long dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models.
The economic consequences of the Covid-19 pandemic have impacted the reliability of model outputs beyond how IFRS 9 models have been built and calibrated to operate. Moreover, complexities of current governmental support programmes and regulatory guidance on the treatment of customer impacts, such as forbearance and payment holidays, and the unpredictable pathways of the pandemic, cannot realistically be factored into the modelling. Consequently, IFRS 9 models under the current economic conditions are generating outputs that do not accurately assess the actual level of credit quality in all cases. In order to calculate more realistic valuation of assets, compensating controls, such as post model management adjustments based on expert judgement are required. Such compensating controls require a significant degree of management judgment and assumptions. There is a risk that future actual results/performance may differ from such judgments and assumptions.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
Our operations utilise third-party suppliers and service providers
HSBC relies on third parties to supply goods and services. The use of third-party service providers by financial institutions is of particular focus to global regulators. This includes how outsourcing decisions are made, how key relationships are managed and our understanding of third party dependencies and their impact on service provision.
The inadequate management of third-party risk could impact our ability to meet strategic, regulatory and client expectations.
This may lead to a range of impacts, including regulatory censure, civil penalties or damage both to shareholder value and to our reputation, which could have a material adverse effect on our business, financial condition, results of operations, prospects and strategy.
Risks related to our governance and internal controls
Our data management and data privacy controls must be sufficiently robust to support the increasing data volumes and evolving regulations.
As HSBC Group becomes more data-driven and our business processes move to digital channels, the volume of data that we rely on has grown. As a result, management of data (including data retention and deletion, data quality, data privacy and data architecture policies and procedures) from creation to destruction must be robust and designed to identify quality and availability issues. Inadequate data management could result in negative impacts to customer service, business process, or require manual intervention and reconciliation to reduce the risk of errors in reporting to senior management, regulators, or executives.
In addition, failure to comply with data privacy laws and other legislation in the jurisdictions in which we operate may result in regulatory sanctions. Any of these failures could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
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

HSBC Holdings plc	163

Risk
transition, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these can result in heightened execution risk.
The Group’s strategy (see pages 12 to 13) set out in February 2021 was supported by global trends – the continued economic development in Emerging Markets, growth of international trade and capital flows, and wealth creation, particularly in faster-growing markets. We took into consideration global trends along with our strategic advantages to help us better deploy capital. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the relevant factors in making decisions as to capital deployment and cost reduction. We may also encounter unpredictable changes in the external environment that are unfavourable to our strategy.
Our ability to execute our strategy may be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. We continue to pursue our cost management initiatives, though they may not be as effective as expected, and we may be unable to meet our cost saving targets.
The global economic outlook continues to remain uncertain, particularly with regard to the effects of the Covid-19 pandemic, interest rate volatility, changes in tax legislation, heightened geopolitical tensions and the UK relationship with the EU. There remains a risk that, in the absence of an improvement in economic conditions, our cost and investment actions may not be sufficient to achieve the expected benefits.
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
Risks related to our business
Our business has inherent reputational risk
Reputational risk is the risk of failing to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC, our employees or those with whom we are associated. Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputational risk. Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and individuals. In addition, our business faces increasing scrutiny in respect to ESG related matters. If we fail to act responsibly, or to achieve our announced targets, commitments, goals or ambitions, in a number of areas, such as diversity and inclusion, climate change, sustainability, workplace conduct, human rights, and support for local communities, our reputation and the value of our brand may be negatively affected.
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
Our continued success and implementation of our growth strategy depend in part on the retention of key members of our management team and wider employee base, the availability of skilled management in each of our global businesses and global functions, and the ability to continue to attract, train, motivate and retain highly qualified professionals, each of which may depend on factors beyond our control, including economic, market and regulatory conditions, and the impact of the Covid-19 pandemic on health and well-being. In addition, the Group announced goals in relation to increasing the representation of women and Black employees in senior leadership roles by 2025. If the Group fails to achieve these goals, its ability to attract and retain qualified professionals may be negatively affected.
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

164	HSBC Holdings plc

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
Mandatory central clearing of OTC derivatives poses risks to the Group. As a clearing member, we are required to underwrite losses incurred at a central counterparty by the default of other clearing members and their clients. Increased moves towards central clearing brings with it a further element of interconnectedness between clearing members and clients that we believe may increase rather than reduce our exposure to systemic risk. At the same time, our ability to manage such risk ourselves will be reduced because control has been largely outsourced to central counterparties, and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.
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
At the date hereof, HSBC Holdings’ long-term debt was rated ‘A+’ by Fitch, ‘A-’ by Standard and Poor’s (‘S&P’) and ‘A3’ by Moody’s.
The ratings outlook by both S&P and Moody's were stable and the ratings outlook by Fitch was negative. Any reductions in these ratings and outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and our liquidity position.
Under the terms of our current collateral obligations under derivative contracts, we could be required to post additional collateral as a result of a downgrade in HSBC Holdings’ credit rating.
Risks concerning borrower credit quality are inherent in our businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (e.g. reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including from the impact of the ongoing Covid-19 pandemic (see 'Risks relating to the impact of Covid-19') could reduce the recoverability and value of our assets, and require an increase in our ECLs.
We estimate and recognise ECLs in our credit exposure. This process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the economic conditions might impair the ability of our borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions (including GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
HSBC Holdings is a holding company and, as a result, is dependent on loan/instrument payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders
HSBC Holdings is a non-operating holding company and, as such, its principal source of income is from operating subsidiaries that hold the principal assets of the Group. As a separate legal entity, HSBC Holdings relies on remittance of its subsidiaries’ loan/instrument interest payments and dividends in order to be able to pay obligations to debt holders as they fall due, and to pay dividends to its shareholders. The ability of HSBC Holdings' subsidiaries and affiliates to pay remittances and dividends to HSBC Holdings is subject to such subsidiaries’ and affiliates’ financial performance and could also be restricted by applicable laws, regulations, exchange controls and other requirements.

HSBC Holdings plc	165

Risk
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
Risk related to our financial statements and accounts
Our financial statements are based in part on judgements, estimates and assumptions that are subject to uncertainty
The preparation of financial information requires management to make judgements and use estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods could differ from those on which management’s estimates are based. Estimates, judgements, assumptions and models are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the prevailing circumstances. The impacts of revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2021 these include impairment of amortised cost financial assets and assets measured at fair value through other comprehensive income, impairment of goodwill and non-financial assets, valuation of financial instruments, deferred tax assets, provisions, impairment of interests in associates and post-employment benefit plans, which are discussed in detail in ‘Critical accounting estimates and judgements’ on page 90.
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
The assessment of whether goodwill and non-financial assets are impaired, and the measurement of any impairment, involves the application of judgement in determining key assumptions, including discount rates, estimated cash flows for the periods for which detailed cash flows are available and projecting the long-term pattern of sustainable cash flows thereafter. The recognition and measurement of deferred tax assets involves significant judgement regarding the probability and sufficiency of future taxable profits, taking into account the future reversal of existing taxable temporary differences and tax planning strategies, including corporate reorganisations. The recognition and measurement of provisions involve significant judgements due to the high degree of uncertainty in determining whether a present obligation exists, and in estimating the probability and amount of any outflows that may arise. The valuation of financial instruments measured at fair value can be subjective, in particular where models are used that include unobservable inputs. The assessment of interests in associates for impairment involves significant judgements in determining the value in use, in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions. At 31 December 2021, we performed an impairment review of our investment in BoCom and concluded it was not impaired based on our value in use calculation.
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
The effect of these changes on the future results of operations and the future financial position of the Group may be material, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For further details, see ‘Critical accounting estimates and judgements’ on page 90.
Changes in accounting standards may have a material impact on how we report our financial results and financial condition
We prepare our consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations (‘IFRICS’) issued by the IFRS Interpretations Committee. From time to time, the IASB or the IFRS Interpretations Committee may issue new accounting standards or interpretations that could materially impact how we calculate, report and disclose our financial results and financial condition, and which may affect our capital ratios, including the CET1 ratio. For example, IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. We could also be required to apply new or revised standards retrospectively, resulting in our restating prior period financial statements in material amounts.

166	HSBC Holdings plc

Areas of special interest
During 2021, a number of areas were identified and considered as part of our top and emerging risks because of the effect they may have on the Group. While considered under the themes captured under top and emerging risks, in this section we have placed a particular focus on the Covid-19 pandemic and climate-related risks.
Risks related to Covid-19
Despite the successful roll-out of vaccines around the world, the Covid-19 pandemic and its effect on the global economy have continued to impact our customers and organisation. The global vaccination roll-out in 2021 helped reduce the social and economic impact of the Covid-19 pandemic, although there has been significant divergence in the speed at which vaccines have been deployed around the world. Most developed countries have now vaccinated a large proportion of their populations, but many less developed countries have struggled to secure supplies and are at an earlier stage of their roll-out. By the end of 2021, high vaccination rates had ensured that many Covid-19-related restrictions on activity in developed markets had been lifted and travel constraints were easing. However, the emergence of the Omicron variant in late 2021 demonstrated the continued risk new variants pose.
The pandemic necessitated governments to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. The resulting government support measures and restrictions created additional challenges, given the rapid pace of change and significant operational demands. Renewed outbreaks, particularly those resulting from the emergence of variants of the virus, emphasise the ongoing threat of Covid-19 and could result in further tightening of government restrictions. There remains a divergence in approach taken by countries to the level of restrictions on activity and travel. Such diverging approaches to future pandemic waves could prolong or worsen supply chain and international travel disruptions. The evolving Covid-19 restrictions in Hong Kong, including travel, public gathering and social distancing restrictions, are impacting the Hong Kong economy, and may affect the ability to attract and retain staff.
We continue to support our personal and business customers through market-specific measures initiated during the Covid-19 pandemic, and by supporting those remaining national government schemes that focus on the parts of the economy most impacted by the pandemic. For further details of our customer relief programmes, see page 195.
The rapid introduction and varying nature of the government support schemes introduced throughout the Covid-19 pandemic led to increased operational risks, including complex conduct considerations, increased reputational risk and increased risk of fraud. These risks are likely to be heightened further as and when those remaining government support schemes are unwound. These events have also led to increased litigation risk.
The impact of the pandemic on the long-term prospects of businesses in the most vulnerable sectors of the economy – such as retail, hospitality, travel and commercial real estate – remains uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in ECL estimates. In addition, in times of stress, fraudulent activity is often more prevalent, leading to potentially significant credit or operational losses.
As economic conditions improve, and government support measures come to an end, there is a risk that the outputs of IFRS 9 models may have a tendency to underestimate loan losses. To help mitigate this risk, model outputs and management adjustments are closely monitored and independently reviewed at the Group and country level for reliability and appropriateness. For further details on model risk, see page 245.
Despite the ongoing economic recovery, significant uncertainties remain in assessing the duration and impact of the Covid-19 pandemic, including whether any subsequent outbreaks result in a reimposition of government restrictions. There is a risk that economic activity remains below pre-pandemic levels for a prolonged period, increasing inequality across markets, and it will likely be some time before societies return to pre-pandemic levels of social interactions. As a result, there may still be a requirement for additional mitigating actions including further use of adjustments, overlays and model redevelopment.
Governments and central banks in major economies have deployed extensive measures to support their local populations. This is expected to reverse partially in 2022. Central banks in major markets are expected to raise interest rates, but such increases are expected to be gradual and monetary policy is expected to remain accommodative overall. Policy tightening in major emerging markets has already begun in order to counteract rising inflation and the risk of capital outflows. Governments are also expected to reduce the level of fiscal support they offer households and businesses as the appetite for broad lockdowns and public health restrictions decreases. Government debt has risen in most advanced economies, and is expected to remain high into the medium term. High government debt burdens have raised fiscal vulnerabilities, increasing the sensitivity of debt service costs to interest rate increases and potentially reducing the fiscal space available to address future economic downturns. Our Central scenario used to calculate impairment assumes that economic activity will continue to recover through 2022, surpassing peak pre-pandemic levels of GDP in all our key markets. It is assumed that private sector growth accelerates, ensuring a strong recovery is sustained even as pandemic-related fiscal support is withdrawn. However, there is a high degree of uncertainty associated with economic forecasts in the current environment and there are significant risks to our Central scenario. The degree of uncertainty varies by market, driven by country-specific trends in the evolution of the pandemic and associated policy responses. As a result, our Central scenario for impairment has not been assigned an equal likelihood of occurrence across our key markets. For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 180.
We continue to monitor the situation closely, and given the novel and prolonged nature of the pandemic, additional mitigating actions may be required.
Climate-related risks
Climate change can have an impact across HSBC’s risk taxonomy through both transition and physical channels. Transition risk can arise from the move to a net zero economy, such as through policy, regulatory and technological changes. Physical risk can arise through increasing severity and/or frequency of severe weather or other climatic events, such as rising sea levels and flooding.
These have the potential to cause both idiosyncratic and systemic risks, resulting in potential financial and non-financial impacts for HSBC. Financial impacts could materialise if transition and physical risks impact the ability of our customers to repay their loans. Non-financial impacts could materialise if our own assets or operations are impacted by extreme weather or chronic changes in weather patterns, or as a result of business decisions to achieve our climate ambition.
How climate risk can impact our customers
Climate change could impact our customers in two main ways. Firstly, customer business models may fail to align to a net zero economy, which could mean that new climate-related regulation would have a material impact on their business. Secondly, extreme weather events or chronic changes in weather patterns may damage our customers’ assets leaving them unable to operate their business or potentially even live in their home.
One of the most valuable ways we can help our customers navigate the transition challenges and to become more resilient to the physical impacts of climate change is through financing and investment. To do this effectively, we must understand the risks they are facing.

HSBC Holdings plc	167

Risk
The table below summarises the key categories of transition and physical risk, with examples of how our customers might be affected financially by climate change and the shift to a low-carbon economy.

Climate risk		Main causes of financial impact on customers
Transition	Policy and legal	Mandates on, and regulation of, existing products and services Litigation from parties who have suffered from the effects of climate change
	Technology	Replacement of existing products with lower emission options
	End-demand (market)	Changing consumer behaviour
	Reputational	Increased scrutiny following a change in stakeholder perceptions of climate-related action or inaction
Physical	Acute	Increased frequency and severity of weather events
	Chronic	Changes in precipitation patterns Rising temperatures

For further details on how we manage climate risk for our other stakeholders, see the ESG review on page 56.
Integrating climate into enterprise-wide risk management
Our approach to climate risk management is aligned to our Group-wide risk management framework and three lines of defence model, which sets out how we identify, assess and manage our risks. This approach ensures the Board and senior management have visibility and oversight of our key climate risks.
Climate risk appetite
Our developing climate risk appetite measures support the oversight and management of the financial and non-financial risks from climate change, meet regulatory expectations and support the business to deliver our climate ambition in a safe and sustainable way. Our initial measures are focused on the oversight and management of our key climate risks: wholesale credit risk, retail credit risk, reputational risk, resilience risk and regulatory compliance. These measures are implemented at a global and regional level. We continue to develop climate risk appetite measures and our future ambition for our climate risk appetite is to:
•adapt the risk appetite metrics to incorporate forward-looking transition plans and net zero commitments;
•expand metrics to consider other financial and non-financial risks; and
•use enhanced scenario analysis capabilities.
Climate risk policies, processes and controls
We are integrating climate risk into the policies, processes and controls for our key climate risks and we will continue to update these as our climate risk management capabilities mature over time. We have updated our policy on product management, and developed the first version of a climate risk scoring tool for our corporate portfolios. In addition, we published and started to implement our new thermal coal phase-out policy. For further details on our thermal coal phase-out policy, see page 62.
Climate risk governance and reporting
Our global and regional Climate Risk Oversight Forums are responsible for the oversight, management and escalation of climate risks across the Group and are supported by specific forums for our global businesses, as well as for our Risk and Compliance function. These include the Sustainability Risk Oversight Forum, the WPB Risk Management Meeting and the Regulatory Compliance ESG and Climate Risk Working Group.
Our climate risk management information dashboard includes metrics relating to our key climate risks, and is reported to the Group Climate Risk Oversight Forum. The Group Risk Management Meeting and the Group Risk Committee receive scheduled updates on climate risk, and receive regular updates on our climate risk appetite and top and emerging climate risks.
For further details on the Group’s ESG governance structure, see page 80.
The Group Chief Risk and Compliance Officer is the key senior manager responsible for the management of climate-related financial risks under the UK Senior Managers Regime. The Group Chief Risk and Compliance Officer is the overall accountable executive for the Group’s climate risk programme, including responsibility for governance, risk management, stress testing and scenario analysis and disclosures.
Climate risk programme
Our dedicated programme continues to accelerate the development of our climate risk management capabilities. The key achievements in 2021 include:
•We delivered tailored training sessions to our legal entity boards.
•We delivered training to colleagues across the three lines of defence so they can understand climate risk as part of their role, and we also included an introduction to our climate ambition in our global mandatory training.
•We developed our climate risk scoring tool for corporate customers for use in priority regions, which builds on our corporate transition questionnaire.
•We introduced a risk appetite based on monitoring climate risk exposure at property level across the UK mortgage portfolio.
•We have continued to develop our climate stress testing and scenarios capabilities, including model development and delivered regulatory climate stress tests. These are being used to further improve our understanding of our risk exposures for use in risk management and business decision making. For more detail on our approach to climate stress testing and scenario analysis, see page 57.
We will continue to enhance our climate risk management capabilities throughout 2022. This will include the further roll-out of training, refinement of our risk appetite, enhancement of our climate risk scoring tool and increasing the availability and quality of data so that new metrics can be developed.
How climate risk can impact HSBC
Below, we provide details on how climate risk impacts to our customers might manifest across our key climate risks, and the potential timeframes involved using the TCFD’s four main drivers of transition climate risk – policy and legal, technology, end-demand (market) and reputational – and two physical risk drivers – acute and chronic.

168	HSBC Holdings plc

Risk management framework
	Financial risks			Non-financial risk
Risk type	Wholesale credit	Retail credit	Strategic risk (reputational)	Resilience risk	Regulatory compliance risk
Timescale[1]	All term periods	Medium–long term	All term periods	All term periods	Short–medium
Transition risk drivers[2]
– policy and legal	●	●			●
– technology	●
– end-demand (market)	●	●
– reputational	●	●	●
Physical risk drivers[2]
– acute – increased frequency and severity of weather events	●	●		●
– chronic – changes in weather patterns	●	●		●
1    Short-term: less than one year; medium term: period to 2030; long term: period to 2050.
2    Transition and physical risk drivers defined by TCFD.
Wholesale credit risk
Identification and assessment
We have identified six key sectors where our wholesale credit customers have the highest climate risk, based on their carbon emissions. These are oil and gas, building and construction, chemicals, automotive, power and utilities, and metals and mining. We continue to roll out our transition and physical risk questionnaire to our largest customers in high-risk sectors, with the addition of four more sectors: agriculture, manufacturing, real estate and transportation. The questionnaires will help us to assess and improve our understanding of the impact of climate changes on our customers’ business models and any related transition strategies. It also helps us to identify potential business opportunities to support the transition. In 2022, we intend to increase the scope of the questionnaires by adding more countries to the scope.
Management
In 2021, we developed a scoring tool, which provides a climate risk score for each customer based on questionnaire responses. The climate risk score will then be used in portfolio level management information to assess and compare clients. The scoring tool will be enhanced and refined over time as more data becomes available. The results of the tool have been provided to business and risk management teams. During 2021, we also performed a climate-related stress test, as explained further on page 58. In 2022 we aim to further embed climate risk considerations in our credit risk management processes.
Aggregation and reporting
We currently internally report our transition risk exposure and RWAs consumed by the six high-risk sectors in the wholesale portfolio.
We also report the proportion of questionnaire responses that reported either having a board policy or management plan for transition risk. Our key wholesale credit exposures are included as part of our broader ESG management information dashboard, which is presented to the Group Executive Committee each quarter. In addition, a representative from wholesale credit risk attends the Global Climate Risk Oversight Forum to ensure consideration of this risk type, and we report our exposure through the climate risk management information dashboard at this meeting.
We will continue to report these metrics in 2022 and will aim to cascade these measures to global businesses and to provide insight on the climate risk profile of our portfolio and customers.
In the table below, we capture our lending activity, including environmentally responsible and sustainable finance activities, to customers within the six high risk sectors. Green financing for large companies that work in high transition sectors is also included. The overall exposure has increased slightly to 20.0% (2020:19.6%). For further details on how we designate counterparties as high transition risk, see footnote 2.
Since 2019, we have received responses from customers within the six high transition risk sectors, which represent 56% of our exposure, an increase in coverage of 15% since last year. The breakdown of our customer responses is presented by sector in the table below.
Within the power and utilities, and metals and mining sectors shown in the table below, and recognising external third-party assessments of power generation and mining capacity, our exposure to thermal coal is 0.2% of the total wholesale loans and advances figures.

Wholesale loan exposure to transition risk sectors and customer questionnaire responses at 31 December 2021

	Automotive	Chemicals	Construction and building materials	Metals and mining	Oil and gas	Power and utilities	Total
	%	%	%	%	%	%	%
Wholesale loan exposure as % of total wholesale loans and advances to customers and banks[1,2,3]	≤ 2.8	≤ 3.4	≤ 4.5	≤ 2.4	≤ 3.4	≤ 3.5	≤ 20.0
Proportion of sector for which questionnaires were completed[4]	59	44	56	52	64	59	56
Proportion of questionnaire responses that reported either having a board policy or a management plan[4]	65	76	76	57	77	90	75
Sector weight as proportion of high transition risk sector[4]	14	17	22	12	17	18	100
1    Amounts shown in the table also include green and other sustainable finance loans, which support the transition to the net zero economy. The methodology for quantifying our exposure to high transition risk sectors and the transition risk metrics will evolve over time as more data becomes available and is incorporated in our risk management systems and processes.
2    Counterparties are allocated to the high transition risk sectors via a two-step approach. Firstly, where the main business of a group of connected counterparties is in a high transition risk sector, all lending to the group is included irrespective of the sector of each individual obligor within the group. Secondly, where the main business of a group of connected counterparties is not in a high transition risk sector, only lending to individual obligors in the high transition risk sectors is included. For Global Banking and Markets clients, the main business of a group of connected counterparties is identified by the relationship manager for the group. For Commercial Banking clients, the main business of a group of connected counterparties is identified based on the largest industry of HSBC’s total lending limits to the group.
3    Total wholesale loans and advances to customers and banks amount to $662bn (2020: $673bn).
4    All percentages are weighted by exposure.

HSBC Holdings plc	169

Risk
Retail credit risk
Identification and assessment
We manage retail credit risk under a framework of controls that enable the identification and assessment of credit risk across the retail portfolio.
In 2021, we completed a Group-wide climate scenario analysis and stress testing exercise. This enabled us to enhance our understanding and assess the impact of physical risk to our mortgage portfolio under three potential future climate scenarios, with a focus on the UK, Hong Kong and Canada.
Additionally, for the UK mortgage portfolio, we considered the impact of potential minimum energy performance certificate (‘EPC’) rating requirements, as well as changes to the availability of buildings insurance following the demise of FloodRe. These factors were considered alongside macroeconomic drivers, given the supplemental data available for the UK.
FloodRe is a scheme between the UK Government and the insurance industry that aims to improve the availability and affordability of flood cover for properties in high flood risk areas. It is currently in place until 2039.
Understanding the impact of future climate risk relies heavily upon the availability of quality data, as well as on the evolution of climate risk modelling expertise. As this matures, we plan to expand our approach to additional markets.
Management
We are focusing on embedding climate risk into retail credit risk management processes, prioritising the largest residential mortgage portfolios.
We continue to update our risk management framework to reflect lessons learnt.
Aggregation and reporting
We manage and monitor the integration of climate risk across Wealth and Personal Banking through the Risk Management Meeting.
We have also developed and are implementing metrics to support active risk management, which will be tracked and monitored through relevant credit risk meetings.
A representative from Retail Credit Risk attends the Group Climate Risk Oversight Forum to ensure this risk type is considered.
How we are starting to measure climate risk
We are starting to measure climate risk with the most material market, which is the UK, where the primary risk facing properties is flooding.
Using a risk methodology that considers a combination of the likelihood and severity of flood hazard affecting individual properties, we estimate that on a total volume basis, and at present day levels, 3.5% of the UK retail banking mortgage portfolio is at high risk of flooding, and 0.3% is at a very high risk. This is based on 94% coverage of our mortgage portfolio and is reliant on flood data provided by Ambiental Risk Analytics, flood risk experts and suppliers of flood models to more than 50% of the UK insurance industry.
This data will enable monitoring and reporting of properties at risk of flooding, which will support activities to educate impacted customers and protect the Group from incurring losses as a result of climate events.
Our transition risk efforts in the UK have focused on obtaining current and potential energy efficiency ratings for individual properties, sourced from property EPC data.
The UK Government has a stated ambition to improve the EPC ratings of housing stock as set out in its Clean Growth Strategy. We are working towards improving the proportion of properties on our book with an EPC rating of C or above and on improving the EPC data coverage.
We have approximately 53% of properties in our portfolio with a valid EPC certificate (i.e. dated within the last 10 years) and 35.7% of these are rated A to C.
For further details and metrics relating to physical and transition risk to our UK mortgage portfolio, see our ESG Data Pack at www.hsbc.com/esg.
Reputational risk
Identification and assessment
We implement sustainability risk policies, including the Equator Principles, as part of our broader reputational risk framework. We focus on sensitive sectors that may have a high adverse impact on people or the environment, and in which we have a significant number of customers. A key area of focus is high-carbon sectors, which include oil and gas, power generation, mining, agricultural commodities and forestry. During 2021 we published our thermal coal phase-out policy.
Management
As the primary point of contact for our customers, our relationship managers are responsible for checking that our customers meet policies aimed at reducing carbon impacts. Our global network of more than 75 sustainability risk managers provides local policy support and expertise to relationship managers. A central Sustainability Risk team provides a higher level of guidance and is responsible for the oversight of policy compliance and implementation over wholesale banking activities. During 2021, we introduced a refreshed assurance framework, which takes a risk-based approach focusing on higher risks.
For further details on our sustainability risk policies, see our ESG review on page 62.
Aggregation and reporting
Our Sustainability Risk Oversight Forum provides a Group-wide forum for senior members of our Global Risk and Compliance team and global businesses. It also oversees the development and implementation of sustainability risk policies. Cases involving complex sustainability risk issues related to customers, transactions or third parties are managed through the reputational risk and client selection governance process. We report annually on our implementation of the Equator Principles and the corporate loans, project-related bridge loans and advisory mandates completed under the principles. With the introduction of Equator Principles IV, a training programme was delivered to raise the awareness of the changes and obligations therein.
For the latest report, see: www.hsbc.com/who-we-are/our-climate-strategy/sustainability-risk/equator-principles.
A representative from Reputational risk attends the Group Climate Risk Forum to ensure consideration of this risk type.
Regulatory compliance risk
Identification and assessment
Compliance, as a sub-function within Group Risk and Compliance, continues to prioritise the identification and assessment of compliance risks that may arise from climate risk. Although not an exhaustive list, key regulatory compliance risks under consideration include those related to product management, mis-selling, marketing, conflicts of interest and regulatory change.
An area of particular focus is the risk of greenwashing. We regard greenwashing as the act of knowingly or unknowingly misleading stakeholders regarding our climate ambition, the climate impact/benefits of a product or service or regarding the climate commitments of our customers. For the Compliance function, product-based greenwashing is a key area of focus. When considering product-based greenwashing, we seek to:
•effectively and consistently consider climate risk factors in the development and ongoing governance of new, changed or withdrawn products and services through the enhancement of existing risk management frameworks utilised within the Group’s operating entities and lines of business, enabling climate risks to be identified and assessed in a timely manner;

170	HSBC Holdings plc

•ensure that climate-related products and services offered to customers are appropriately designed and that related sales practices and marketing materials are clear, fair and not misleading; and
•develop climate-related products and services consistent with the evolving expectations of the Group’s regulators and other relevant authorities.
Management
We continue to develop our compliance policies and underlying measurement capability to enhance the management of climate risks in line with our climate ambition and risk appetite. As such, we have integrated and are continuing to enhance climate risk considerations within our product and customer life-cycle policies. Our policies set the minimum standards that are required to manage the risk of breaches of our regulatory duty to customers, including those related to climate risk, ensuring fair customer outcomes are achieved.
The Compliance sub-function placed significant focus in 2021 on supporting and improving the capability of Compliance colleagues through climate-specific training, communications and guidance materials to ensure the robust identification, assessment and management of climate risks.
Aggregation and reporting
The Compliance sub-function continues to operate an ESG and Climate Risk Working Group. This group tracks and monitors the integration and embedding of Climate risk within the management of regulatory compliance risks and controls more generally, and monitors ongoing regulatory and legislative changes across the sustainability and climate risk agenda.
We have also developed and implemented climate risk metrics and indicators aligned to wider regulatory compliance risks.
The Compliance sub-function is also represented at the Group’s Climate Risk Oversight Forum to ensure this risk type is considered.
Resilience risk
Identification and assessment
Our assessment of climate risk identified building unavailability, workplace safety, information technology and cybersecurity risk, transaction processing risk, and third-party risk as the key risks facing our operational resilience.
In 2021 we repeated and extended our scenario stress testing. We will continue to work with our partners to identify and assess emerging climate risks.
Management
In 2021, we reviewed existing policies, processes and controls, which were then revised as required. This work will continue in subsequent years.
Identification of new tooling, both internally and through collaboration with business partners, for the management of climate risk is ongoing with new tooling being introduced as appropriate.
Our stress test results will continue to inform our approach to climate risk management.
Aggregation and reporting
Our exposure to climate risk will continue to be aggregated and reported to the Group Climate Risk Forum and other relevant formal governance forums.

Our material banking risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables:

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (see page 173)
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

Treasury risk (see page 225)
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural foreign exchange exposures and changes in market interest rates, together with pension and insurance risk.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions, or the external environment
Treasury risk is:
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

Market risk (see page 239)
Market risk is the risk of an adverse financial impact on trading activities arising from changes in market parameters such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads.
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

HSBC Holdings plc	171

Risk

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Resilience risk (see page 243)
Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates and counterparties as a result of sustained and significant operational disruption.	Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk is:
•measured using a range of metrics with defined maximum acceptable impact tolerances, and against our agreed risk appetite;
•monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
•managed by continual monitoring and thematic reviews.

Regulatory compliance risk (see page 244)
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct and breaching related financial services regulatory standards.
Regulatory compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business.
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

Financial crime risk (see page 244)
Financial crime risk is the risk of knowingly or unknowingly helping parties to commit or to further potentially illegal activity through HSBC, including money laundering, fraud, bribery and corruption, tax evasion, sanctions breaches, and terrorist and proliferation financing.	Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk is:
• measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and assessment by, our compliance teams;
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

Model risk (see page 245)
Model risk is the risk of inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used or that model does not perform in line with expectations and predictions.
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
Financial risk (see page 250)
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

Insurance risk (see page 252)
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

172	HSBC Holdings plc

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and credit derivatives.
Credit risk management
Key developments in 2021
There were no material changes to the policies and practices for the management of credit risk in 2021. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function.
Due to the Covid-19 pandemic and its continued effects on the global economy we provided short-term support to customers through market-specific measures under the current credit policy framework. We have also implemented the guidance provided by regulators on managing the credit portfolio as required throughout the course of the customer relief life cycle.
The extent of our support depends on the degree of country-specific government support measures, restrictions, associated policy responses, and the effects of new Covid-19 variants.
The majority of the customer relief programmes that we provided during the Covid-19 pandemic ended by 31 December 2021 and will not be reassessed under the revised definition of default. For further details of market-specific measures to support our personal and business customers, see page 195.
In the second half of 2021, market concerns regarding China’s commercial real estate sector emerged. At 31 December 2021 we had no direct exposures to developers in the ‘red’ category under the Chinese government’s ‘three red lines’ framework used to govern the real estate sector. We continue to monitor the situation closely, including potential indirect impacts that may arise, and seek to take mitigating actions as required under our existing policy framework.
During 2021, we adopted the EBA ‘Guidelines on the application of definition of default’ for our wholesale portfolios. This did not have a material impact on our wholesale portfolios. For our retail portfolios, these guidelines will be adopted in 2022 and this is not expected to have a material impact.
Governance and structure
We have established Group-wide credit risk management and related IFRS 9 processes. We continue to assess the impact of economic developments in key markets on specific customers, customer segments or portfolios. As credit conditions change, we take mitigating actions, including the revision of risk appetites or limits and tenors, as appropriate. In addition, we continue to evaluate the terms under which we provide credit facilities within the context of individual customer requirements, the quality of the relationship, local regulatory requirements, market practices and our local market position.
Credit Risk sub-function
(Audited)
Credit approval authorities are delegated by the Board to the Group Chief Executive together with the authority to sub-delegate them. The Credit Risk sub-function in Global Risk and Compliance is responsible for the key policies and processes for managing credit risk, which include formulating Group credit policies and risk rating frameworks, guiding the Group’s appetite for credit risk exposures, undertaking independent reviews and objective assessment of credit risk, and monitoring performance and management of portfolios.
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
Governance
Regional management review forums are established in key sites and regions in order to review and approve the impairment results. Regional management review forums have representatives from Credit Risk and Finance. The key site and regional approvals are reported up to the global business impairment committee for final approval of the Group’s ECL for the period. Required members of the committee are the global heads of Wholesale Credit, Market Risk, and Wealth and Personal Banking Risk, as well as the relevant global business Chief Financial Officer and the Global Financial Controller.
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

HSBC Holdings plc	173

Risk
wholesale and retail customers, and the external ratings attributed by external agencies to debt securities.
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
Quality classification[1,2]
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
A loan is classed as ‘renegotiated’ when we modify the contractual payment terms on concessionary terms because we have significant concerns about the borrowers’ ability to meet contractual payments when due. Non-payment-related concessions (e.g. covenant waivers), while potential indicators of impairment, do not trigger identification as renegotiated loans under our existing disclosures.
Loans that have been identified as renegotiated retain this designation until maturity or derecognition under our existing disclosures.
For details of our policy on derecognised renegotiated loans, see Note 1.2(i) on the financial statements.
Credit quality of renegotiated loans
On execution of a renegotiation, the loan will also be classified as credit impaired if it is not already so classified. In wholesale lending, all facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a renegotiated loan under our existing disclosures.
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
Customer relief programmes and renegotiated loans
In response to the Covid-19 pandemic, governments and regulators around the world encouraged a range of customer relief programmes including payment deferrals. In determining whether a customer is experiencing financial difficulty for the purposes of identifying renegotiated loans a payment deferral requested under such schemes, or an extension thereof, is not automatically determined to be evidence of financial difficulty and would therefore not automatically trigger identification as renegotiated loans. Rather, information provided by payment deferrals is considered in the context of other reasonable and supportable information. The IFRS 9 treatment of customer relief programmes is explained on page 195.
Impairment assessment
(Audited)
For details of our impairment policies on loans and advances and financial investments, see Note 1.2(i) on the financial statements.

174	HSBC Holdings plc

Write-off of loans and advances
(Audited)
For details of our policy on the write-off of loans and advances, see Note 1.2(i) on the financial statements.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard period runs until the end of the month in which the account becomes 180 days contractually delinquent. However, in exceptional circumstances to achieve a fair customer outcome, and in line with regulatory expectations, they may be extended further.
For secured facilities, write-off should occur upon repossession of collateral, receipt of proceeds via settlement, or determination that recovery of the collateral will not be pursued.
Any secured assets maintained on the balance sheet beyond
60 months of consecutive delinquency-driven default require additional monitoring and review to assess the prospect of recovery.
There are exceptions in a few countries and territories where local regulation or legislation constrains earlier write-off, or where the realisation of collateral for secured real estate lending takes more time. Write-off, either partially or in full, may be earlier when there is no reasonable expectation of further recovery, for example, in the event of a bankruptcy or equivalent legal proceedings. Collection procedures may continue after write-off.
Credit risk in 2021
At 31 December 2021, gross loans and advances to customers and banks of $1,140bn increased by $6.3bn, compared with 31 December 2020. This included adverse foreign exchange movements of $17.0bn and a $2.4bn decrease due to domestic mass market retail banking in the US being reclassified to assets held for sale.
Excluding foreign exchange movements, the growth was driven by a $24.0bn increase in personal loans and advances to customers and a $3.0bn increase in loans and advances to banks. Wholesale loans and advances to customers decreased by $3.7bn.
The increase in personal loans and advances to customers was driven by mortgage growth of $22.8bn, mainly in the UK (up $10.1bn), Hong Kong (up $6.6bn), Canada (up $3.4bn) and Australia (up $2.1bn). Other personal lending increased by $1.2bn, mainly from unsecured personal lending in Hong Kong (up $1.0bn) and Latin America (up $0.7bn), as well as guaranteed loans in respect of residential property in France (up $0.8bn). These were offset by a decrease in credit cards mainly in the US (down $0.9bn).
At 31 December 2021, the allowance for ECL of $12.2bn decreased by $3.5bn compared with 31 December 2020, including favourable foreign exchange movements of $0.4bn. The $12.2bn allowance comprised $11.6bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
During the first half of 2021, the Group experienced a release in allowances for ECL, reflecting an improvement of the economic outlook. This trend continued during the second half of the year following better than expected levels of credit performance and lower levels of stage 3 charges. However, in the later part of the year the trend slowed down due to the emergence of the new Omicron variant and the recent developments in China’s commercial real estate sector.
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $2.7bn from 31 December 2020. This was attributable to:
•a $1.2bn decrease in wholesale loans and advances to customers, of which $1.0bn was driven by stages 1 and 2; and
•a $1.5bn decrease in personal loans and advances to customers, of which $1.3bn was driven by stages 1 and 2.
During the first six months of the year, the Group experienced significant migrations from stage 2 to stage 1, reflecting an improvement of the economic outlook. This trend continued during the second half of 2021 as forecasts underpinning forward economic guidance stabilised.
Stage 3 balances at 31 December 2021 remained broadly stable compared with 31 December 2020.
The ECL release for 2021 was $0.9bn, inclusive of recoveries. This release comprised $0.6bn in respect of wholesale lending, of which the stage 3 and purchased or originated credit impaired (‘POCI‘) charge was $0.5bn, and $0.3bn in respect of personal lending, of which the stage 3 charge was $0.4bn. Uncertainty remains as countries recover from the pandemic at different speeds, government support measures unwind and the emergence of new strains of the virus continue to test the efficacy of vaccination programmes.
During 2021, we continued to provide Covid-19-related support to customers under the current policy framework. For further details of market-specific measures to support our personal and business customers, see page 195.
Income statement movements are analysed further on page 92.
While credit risk arises across most of our balance sheet, ECL have typically been recognised on loans and advances to customers and banks, in addition to securitisation exposures and other structured products. As a result, our disclosures focus primarily on these two areas. For further details of:
•maximum exposure to credit risk, see page 180;
•measurement uncertainty and sensitivity analysis of ECL estimates, see page 180;
•reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees, see page 188;
•credit quality, see page 191;
•customer relief programmes, see page 195;
•total wholesale lending for loans and advances to banks and customers by stage distribution, see page 199;
•wholesale lending collateral, see page 205;
•total personal lending for loans and advances to customers at amortised cost by stage distribution, see page 213; and
•personal lending collateral, see page 217.

HSBC Holdings plc	175

Risk
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2021		At 31 Dec 2020
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	1,057,231	(11,417)	1,052,477	(14,490)
– personal	478,337	(3,103)	460,809	(4,731)
– corporate and commercial	513,539	(8,204)	527,088	(9,494)
– non-bank financial institutions	65,355	(110)	64,580	(265)
Loans and advances to banks at amortised cost	83,153	(17)	81,658	(42)
Other financial assets measured at amortised cost	880,351	(193)	772,408	(175)
– cash and balances at central banks	403,022	(4)	304,486	(5)
– items in the course of collection from other banks	4,136	—	4,094	—
– Hong Kong Government certificates of indebtedness	42,578	—	40,420	—
– reverse repurchase agreements – non-trading	241,648	—	230,628	—
– financial investments	97,364	(62)	88,719	(80)
– prepayments, accrued income and other assets[2]	91,603	(127)	104,061	(90)
Total gross carrying amount on-balance sheet	2,020,735	(11,627)	1,906,543	(14,707)
Loans and other credit-related commitments	627,637	(379)	659,783	(734)
– personal	239,685	(39)	236,170	(40)
– corporate and commercial	283,625	(325)	299,802	(650)
– financial	104,327	(15)	123,811	(44)
Financial guarantees	27,795	(62)	18,384	(125)
– personal	1,130	—	900	(1)
– corporate and commercial	22,355	(58)	12,946	(114)
– financial	4,310	(4)	4,538	(10)
Total nominal amount off-balance sheet[3]	655,432	(441)	678,167	(859)
	2,676,167	(12,068)	2,584,710	(15,566)

	Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	347,203	(96)	399,717	(141)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’, as presented within the consolidated balance sheet on page 338, includes both financial and non-financial assets. The 31 December 2021 balances include $2,424m gross carrying amounts and $39m allowances for ECL related to assets held for sale due to the exit of domestic mass market retail banking in the US.
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

176	HSBC Holdings plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2021
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)	0.1	2.6	36.5	23.4	1.1
– personal	456,956	16,439	4,942	—	478,337	(658)	(1,219)	(1,226)	—	(3,103)	0.1	7.4	24.8	—	0.6
– corporate and commercial	400,894	98,911	13,460	274	513,539	(665)	(1,874)	(5,601)	(64)	(8,204)	0.2	1.9	41.6	23.4	1.6
– non-bank financial institutions	61,086	3,874	395	—	65,355	(44)	(26)	(40)	—	(110)	0.1	0.7	10.1	—	0.2
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)	—	0.2	—	—	—
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)	—	1.1	13.8	14.0	—
Loan and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)	—	0.5	5.2	—	0.1
– personal	237,770	1,747	168	—	239,685	(37)	(2)	—	—	(39)	—	0.1	—	—	—
– corporate and commercial	254,750	28,269	606	—	283,625	(120)	(165)	(40)	—	(325)	—	0.6	6.6	—	0.1
– financial	101,953	2,373	1	—	104,327	(8)	(7)	—	—	(15)	—	0.3	—	—	—
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)	—	1.1	9.3	—	0.2
– personal	1,114	15	1	—	1,130	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	20,025	2,107	223	—	22,355	(10)	(28)	(20)	—	(58)	—	1.3	9.0	—	0.3
– financial	3,793	516	1	—	4,310	(1)	(2)	(1)	—	(4)	—	0.4	100.0	—	0.1
At 31 Dec 2021	2,494,993	160,756	20,101	317	2,676,167	(1,648)	(3,380)	(6,970)	(70)	(12,068)	0.1	2.1	34.7	22.1	0.5
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

Stage 2 days past due analysis at 31 December 2021
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	119,224	115,350	2,193	1,681	(3,119)	(2,732)	(194)	(193)	2.6	2.4	8.8	11.5
– personal	16,439	14,124	1,387	928	(1,219)	(884)	(160)	(175)	7.4	6.3	11.5	18.9
– corporate and commercial	98,911	97,388	806	717	(1,874)	(1,822)	(34)	(18)	1.9	1.9	4.2	2.5
– non-bank financial institutions	3,874	3,838	—	36	(26)	(26)	—	—	0.7	0.7	—	—
Loans and advances to banks at amortised cost	1,517	1,517	—	—	(3)	(3)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	4,988	4,935	22	31	(54)	(47)	(4)	(3)	1.1	1.0	18.2	9.7
1    Days past due (‘DPD’).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

HSBC Holdings plc	177

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2020 (continued)
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
2    Purchased or originated credit-impaired (‘POCI’).

Stage 2 days past due analysis at 31 December 2020
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	163,185	159,367	2,052	1,766	(4,965)	(4,358)	(275)	(332)	3.0	2.7	13.4	18.8
– personal	25,064	22,250	1,554	1,260	(2,402)	(1,895)	(227)	(280)	9.6	8.5	14.6	22.2
– corporate and commercial	126,287	125,301	489	497	(2,444)	(2,344)	(48)	(52)	1.9	1.9	9.8	10.5
– non-bank financial institutions	11,834	11,816	9	9	(119)	(119)	—	—	1.0	1.0	—	—
Loans and advances to banks at amortised cost	2,004	2,004	—	—	(9)	(9)	—	—	0.4	0.4	—	—
Other financial assets measured at amortised cost	3,975	3,963	3	9	(44)	(44)	—	—	1.1	1.1	—	—
1    Days past due (‘DPD’).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

178	HSBC Holdings plc

Stage 2 decomposition at 31 December 2021
The following disclosure presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers.
The table below discloses the reasons why an exposure moved into stage 2 originally, and is therefore presented as a significant increase in credit risk since origination.
The quantitative classification shows when the relevant reporting date PD measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of significant accounting policies’, on page 352.
The qualitative classification primarily accounts for CRR deterioration, watch and worry and retail management judgemental adjustments.
For further details on our approach to the assessment of significant increase in credit risk, see ‘Summary of significant accounting policies’ on page 352.

Loans and advances to customers[1]
	Gross carrying amount				Allowance for ECL				ECL coverage Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	9,907	68,000	3,041	80,948	(1,076)	(1,347)	(19)	(2,442)	3.0
Qualitative	6,329	30,326	818	37,473	(134)	(520)	(7)	(661)	1.8
30 DPD backstop[2]	203	585	15	803	(9)	(7)	—	(16)	2.0
Total stage 2	16,439	98,911	3,874	119,224	(1,219)	(1,874)	(26)	(3,119)	2.6
1 Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2 Days past due (‘DPD’).
Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments.
Commentary on consolidated balance sheet movements in 2021 is provided on page 98.
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

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place that reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets, such as residential properties, collateral held in the form of financial instruments that are not held on the balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the risk is predominantly borne by the policyholder. See page 350 and Note 30 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the ‘Collateral’ section on page 205.

HSBC Holdings plc	179

Risk

Maximum exposure to credit risk
(Audited)
	2021			2020
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	$m	$m	$m	$m	$m	$m
Loans and advances to customers held at amortised cost	1,045,814	(22,838)	1,022,976	1,037,987	(27,221)	1,010,766
– personal	475,234	(4,461)	470,773	456,078	(4,287)	451,791
– corporate and commercial	505,335	(16,824)	488,511	517,594	(21,102)	496,492
– non-bank financial institutions	65,245	(1,553)	63,692	64,315	(1,832)	62,483
Loans and advances to banks at amortised cost	83,136	—	83,136	81,616	—	81,616
Other financial assets held at amortised cost	882,708	(12,231)	870,477	774,116	(14,668)	759,448
– cash and balances at central banks	403,018	—	403,018	304,481	—	304,481
– items in the course of collection from other banks	4,136	—	4,136	4,094	—	4,094
– Hong Kong Government certificates of indebtedness	42,578	—	42,578	40,420	—	40,420
– reverse repurchase agreements – non-trading	241,648	(12,231)	229,417	230,628	(14,668)	215,960
– financial investments	97,302	—	97,302	88,639	—	88,639
– prepayments, accrued income and other assets	94,026	—	94,026	105,854	—	105,854
Derivatives	196,882	(188,284)	8,598	307,726	(293,240)	14,486
Total on-balance sheet exposure to credit risk	2,208,540	(223,353)	1,985,187	2,201,445	(335,129)	1,866,316
Total off-balance sheet	928,183	—	928,183	940,185	—	940,185
– financial and other guarantees	113,088	—	113,088	96,147	—	96,147
– loan and other credit-related commitments	815,095	—	815,095	844,038	—	844,038
At 31 Dec	3,136,723	(223,353)	2,913,370	3,141,630	(335,129)	2,806,501
Concentration of exposure
We have a number of global businesses with a broad range of products. We operate in a number of geographical markets with the majority of our exposures in Asia and Europe.
For an analysis of:
•financial investments, see Note 17 on the financial statements;
•trading assets, see Note 11 on the financial statements;
•derivatives, see page 212 and Note 16 on the financial statements; and
•loans and advances by industry sector and by the location of the principal operations of the lending subsidiary (or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, by the location of the lending branch), see page 198 for wholesale lending and page 212 for personal lending.
Credit deterioration of financial instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2, stage 3 (credit impaired) and POCI financial instruments can be found in Note 1.2 on the financial statements.
Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
Despite a broad recovery in economic conditions during 2021, ECL estimates continued to be subject to a high degree of uncertainty, and management judgements and estimates continued to reflect a degree of caution, both in the selection of economic scenarios and their weightings, and through management judgemental adjustments. Releases of provisions were made progressively as economic conditions recovered and by 31 December 2021 the majority of the 2020 uplift in ECL provisions had been reversed. By the end of 2021, we retained $0.6bn (15%) of the $3.9bn uplift in stage 1 and stage 2 ECL provisions on loans made during 2020.
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
Methodology
Four economic scenarios are used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
In the second quarter of 2020, to ensure that the severe risks associated with the pandemic were appropriately captured, management added a fourth, more severe, scenario to use in the measurement of ECL. Starting in the fourth quarter of 2021, HSBC’s methodology has been adjusted so that the use of four scenarios, of which two are Downside scenarios, is the standard approach to ECL calculation.
Three of the scenarios are drawn from consensus forecasts and distributional estimates. The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting, while the outer scenarios represent the tails of the distribution, which are less likely to occur. The Central scenario is created using the average of a panel of external forecasters. Consensus Upside and Downside scenarios are created with reference to distributions for select markets that capture forecasters’ views of the entire range of outcomes. In the later years of the scenarios, projections revert to long-term consensus trend expectations. In the consensus outer scenarios, reversion to trend expectations is done mechanically with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, Downside 2, is designed to represent management’s view of severe downside risks. It is a globally consistent narrative-driven scenario that explores more extreme economic outcomes than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations. They may instead explore alternative states of equilibrium, where economic activity moves permanently away from past trends.
The consensus Downside and the consensus Upside scenarios are each constructed to be consistent with a 10% probability. The Downside 2 is constructed with a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However, management may depart from this probability-based scenario weighting approach when the economic outlook is determined to be particularly uncertain and risks are elevated.
In light of ongoing risks, related primarily to the Covid-19 pandemic, management deviated from this probability weighting in most markets in the fourth quarter of 2021.

180	HSBC Holdings plc

Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts specifically for the purpose of calculating ECL.
The global economy experienced a recovery in 2021, following an unprecedented contraction in 2020. Restrictions to mobility and travel eased across our key markets, aided by the successful roll-out of vaccination programmes. The emergence of new variants that potentially reduce the efficacy of vaccines remains a risk.
Economic forecasts remain subject to a high degree of uncertainty. Risks to the economic outlook are dominated by the progression of the pandemic, vaccine roll-out and the public policy response. Geopolitical risks also remain significant and include continued differences between the US and other countries with China over a range of economic and strategic defence issues. Continued uncertainty over the long-term economic relationship between the UK and EU also present downside risks.
The scenarios used to calculate ECL in the Annual Report and Accounts 2021 are described below.
The consensus Central scenario
HSBC’s Central scenario features a continued recovery in economic growth in 2022 as activity and employment gradually return to the levels reached prior to the outbreak of Covid-19.
Our Central scenario assumes that the stringent restrictions on activity, imposed across several countries and territories in 2020 and 2021 are not repeated. The new viral strain that emerged late in 2021, Omicron, has only a limited impact on the recovery, according to this scenario. Consumer spending and business investment, supported by elevated levels of private sector savings, are expected to drive the economic recovery as fiscal and monetary policy support recedes.
Regional differences in the speed of economic recovery in the Central scenario reflect differences over the progression of the pandemic, roll-out of vaccination programmes, national level restrictions imposed and scale of support measures. Global GDP is expected to grow by 4.2% in 2022 in the Central scenario and the average rate of global GDP growth is 3.1% over the five-year forecast period. This exceeds the average growth rate over the five-year period prior to the onset of the pandemic.
The key features of our Central scenario are:
•Economic activity in our top eight markets continues to recover. GDP grows at a moderate rate and exceeds pre-pandemic levels across all our key markets in 2022.
•Unemployment declines to levels only slightly higher than existed pre-pandemic, with the exception of France where the downward trend in unemployment, related to structural changes to the labour market, resumes.
•Covid-19-related fiscal spending recedes in 2022 as fewer restrictions on activity allow fiscal support to be withdrawn. Deficits remain high in several countries as they embark on multi-year investment programmes to support recovery, productivity growth and climate transition.
•Inflation across many of our key markets remains elevated through 2022. Supply-driven price pressures persist through the first half of 2022 before gradually easing. In subsequent years, inflation quickly converges back towards central bank target rates.
•Policy interest rates in key markets rise gradually over our projection period, in line with economic recovery.
•The West Texas Intermediate oil price is forecast to average $62 per barrel over the projection period.
In the longer term, growth reverts back towards similar rates that existed prior to the pandemic, suggesting that the damage to long-term economic prospects is expected to be minimal.
The Central scenario was first created with forecasts available in November, and subsequently updated in December. Probability weights assigned to the Central scenario vary from 60% to 80% and reflect relative differences in uncertainty across markets.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Central scenario.

Central scenario 2022–2026
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
	%	%	%	%	%	%	%	%
GDP growth rate
2022: Annual average growth rate	5.0	4.0	3.1	5.3	4.1	3.9	4.4	2.9
2023: Annual average growth rate	2.1	2.4	2.9	5.4	2.8	2.1	3.4	2.3
2024: Annual average growth rate	1.9	2.1	2.6	5.1	2.0	1.6	3.0	2.2
5-year average	2.5	2.5	2.7	5.1	2.5	2.1	3.2	2.3
Unemployment rate
2022: Annual average rate	4.5	4.2	4.1	3.8	6.3	8.0	3.1	4.0
2023: Annual average rate	4.3	3.8	3.6	3.7	5.9	7.7	3.0	3.9
2024: Annual average rate	4.2	3.8	3.5	3.8	5.8	7.6	2.9	3.8
5-year average	4.3	3.8	3.6	3.8	5.9	7.7	3.0	3.8
House price growth
2022: Annual average growth rate	5.5	10.3	3.4	0.3	6.4	4.9	4.9	5.8
2023: Annual average growth rate	3.3	5.4	2.4	4.7	2.8	4.6	—	5.0
2024: Annual average growth rate	3.3	3.7	2.0	4.9	2.1	4.0	2.1	4.4
5-year average	3.5	5.4	2.6	3.5	3.3	3.9	2.7	4.7
Short-term interest rate
2022: Annual average rate	1.0	0.5	0.5	3.1	1.1	(0.5)	1.1	7.2
2023: Annual average rate	1.3	1.1	1.1	3.2	2.0	(0.3)	1.7	8.1
2024: Annual average rate	1.2	1.5	1.6	3.4	2.2	(0.1)	2.2	8.0
5-year average	1.2	1.3	1.4	3.4	1.9	(0.2)	2.0	7.9
Probability	60	75	70	80	75	60	70	65

HSBC Holdings plc	181

Risk
The graphs comparing the respective Central scenarios in the fourth quarters of 2020 and 2021 reveal the extent of economic dislocation that occurred in 2020 and compare current economic expectations with those held a year ago.

GDP growth: Comparison

UK
Note: Real GDP shown as year-on-year percentage change.

Hong Kong
Note: Real GDP shown as year-on-year percentage change.

US
Note: Real GDP shown as year-on-year percentage change.

Mainland China
Note: Real GDP shown as year-on-year percentage change.

The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features a faster recovery in economic activity during the first two years, before converging to long-run trend expectations.
The scenario is consistent with a number of key upside risk themes. These include the orderly and rapid global abatement of
Covid-19 via successful containment and ongoing vaccine efficacy; de-escalation of tensions between the US and China; continued fiscal and monetary support; and smooth relations between the UK and the EU.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Upside scenario.

Consensus Upside scenario best outcome
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	9.9	(1Q22)	7.3	(3Q22)	10.3	(4Q22)	11.8	(4Q22)	9.1	(3Q22)	7.0	(2Q22)	10.8	(1Q22)	7.6	(3Q22)
Unemployment rate	3.0	(4Q23)	2.7	(2Q23)	2.7	(4Q23)	3.5	(1Q23)	5.0	(2Q23)	6.6	(4Q23)	2.3	(4Q23)	3.3	(3Q22)
House price growth	7.4	(2Q23)	14.8	(1Q22)	11.9	(4Q22)	8.2	(4Q22)	16.0	(4Q22)	6.8	(2Q22)	14.4	(2Q22)	9.6	(1Q23)
Short-term interest rate	0.7	(1Q22)	0.4	(1Q22)	0.6	(1Q22)	3.2	(1Q22)	0.9	(1Q22)	(0.5)	(1Q22)	0.9	(1Q22)	8.7	(1Q22)
Probability	10		5		5		5		10		10		5		5
Note: Extreme point in the consensus Upside is ‘best outcome’ in the scenario, for example the highest GDP growth and the lowest unemployment rate, in the first two years of the scenario.
Downside scenarios
The progress of the pandemic and the ongoing public policy response continue to be a key sources of risk. Downside scenarios assume that new strains of the virus result in an acceleration in infection rates and increased pressure on public health services, necessitating restrictions on activity. The reimposition of such restrictions could be assumed to have a damaging effect on consumer and business confidence.
Government fiscal programmes in advanced economies in 2020 and 2021 were supported by accommodative actions taken by central banks. These measures have provided households and firms with significant support. An inability or unwillingness to continue with such support or the untimely withdrawal of support present a downside risk to growth.
While Covid-19 and related risks dominate the economic outlook, geopolitical risks also present a threat. These risks include:
•continued differences between the US and other countries with China, which could affect sentiment and restrict global economic activity;
•the re-emergence of social unrest in Hong Kong; and
•potential disagreements between the UK and the EU, which may hinder the ability to reach a more comprehensive agreement on trade and services, despite the Trade and Cooperation Agreement averting a disorderly UK departure.

182	HSBC Holdings plc

The consensus Downside scenario
In the consensus Downside scenario, economic recovery is weaker compared with the Central scenario as key global risks, including the Covid-19 pandemic, escalate. Compared with the Central scenario, GDP growth is expected to be lower, unemployment rates rise moderately and asset and commodity prices fall, before gradually recovering towards their long-run trend expectations.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Downside scenario.

Consensus Downside scenario worst outcome
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	(0.5)	(3Q23)	0.0	(4Q22)	(1.0)	(4Q22)	2.3	(4Q22)	(0.5)	(4Q22)	0.5	(4Q23)	(2.0)	(4Q22)	(0.7)	(4Q22)
Unemployment rate	5.6	(4Q22)	5.6	(3Q22)	5.6	(2Q22)	4.0	(2Q22)	7.3	(3Q22)	9.1	(3Q22)	4.3	(3Q22)	4.8	(3Q22)
House price growth	(4.2)	(1Q23)	3.0	(4Q23)	(7.9)	(4Q22)	(3.7)	(2Q22)	(2.3)	(4Q22)	2.0	(4Q22)	(6.6)	(1Q23)	2.5	(1Q23)
Short-term interest rate	0.2	(4Q23)	0.3	(1Q22)	0.4	(1Q22)	2.9	(1Q22)	0.5	(3Q23)	(0.5)	(1Q22)	0.6	(4Q23)	4.6	(1Q22)
Probability	15		10		20		10		10		15		20		20
Note: Extreme point in the consensus Downside is 'worst outcome' in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession. In this scenario, new Covid-19 variants emerge that cause infections to rise sharply in 2022, resulting in setbacks to vaccination programmes and the rapid imposition of restrictions on mobility and travel across some countries. The scenario also assumes governments and central banks are unable to significantly increase fiscal and monetary support, which results in abrupt corrections in labour and asset markets.
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 2 scenario.

Downside 2 scenario worst outcome
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	(4.6)	(4Q22)	(4.6)	(4Q22)	(8.2)	(4Q22)	(4.8)	(4Q22)	(13.9)	(4Q22)	(4.6)	(4Q22)	(12.5)	(4Q22)	(8.5)	(4Q22)
Unemployment rate	7.5	(2Q23)	10.6	(4Q23)	6.1	(4Q22)	5.4	(4Q23)	11.5	(2Q23)	10.0	(4Q23)	4.7	(2Q22)	5.9	(2Q23)
House price growth	(14.2)	(2Q23)	(6.2)	(4Q22)	(17.7)	(4Q22)	(24.8)	(4Q22)	(23.8)	(1Q23)	(6.0)	(2Q23)	(16.2)	(4Q22)	1.0	(2Q23)
Short-term interest rate	1.6	(2Q22)	1.3	(2Q22)	1.3	(2Q22)	4.0	(2Q22)	0.5	(3Q23)	0.4	(2Q22)	1.5	(2Q22)	9.6	(2Q22)
Probability	15		10		5		5		5		15		5		10
Note: Extreme point in the Downside 2 is 'worst outcome' in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario.
Scenario weighting
In reviewing the economic conjuncture, the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assign scenario probabilities that are tailored to its view of uncertainty in individual markets.
To inform its view, management has considered the progression of the virus in individual countries, the speed of vaccine roll-outs, the degree of current and expected future government support and connectivity with other countries. Management has also been guided by the policy response and economic performance through the pandemic, as well as the evidence that economies have adapted as the virus has progressed.
A key consideration in the fourth quarter was the emergence of the new variant, Omicron. The virulence and severity of the new strain, in addition to the continued efficacy of vaccines against it, was unknown when the variant first emerged. Management therefore determined that uncertainty attached to forecasts had increased and sought to reflect this in scenario weightings.
China’s significant capacity to extend policy support to the economy and manage through Covid-19-related disruptions, led management to conclude that the outlook for mainland China was the least uncertain of all our key markets. The Central scenario was given an 80% probability while a total of 15% has been assigned to the two Downside scenarios.
In Hong Kong, the combination of recurrent outbreaks and the other risks outlined above led management to assign a 25% weight to the two Downside scenarios.

The UK and France faced the greatest economic uncertainties of our key markets. The emergence of Omicron exacerbated the rise in case rates and hospitalisations in both countries, necessitating the imposition of new restrictions. These increase uncertainties around economic growth and employment. Accordingly, the Central scenario was assigned a 60% weight in both countries. The two Downside scenarios were given a combined probability weighting of 30% for both the UK and France.
For the US, Canada and Mexico, connectivity across the three North American economies has been considered. For the US and Mexico, management similarly sought to reflect the increase in uncertainty by raising the probability weighting of the Downside 2 scenario. The two Downside scenarios combined have been given weights of between 20% and 30%. For Canada, the probability attached to the Downside 2 scenario was reduced. This follows from an adjustment to the methodology used for this scenario, which increased its overall severity. The change aligned the methodology to the global approach and weighting adjustments reflect the greater implied severity. In the UAE, the impact of the oil price on the economy and the ability of non-oil sectors to contribute to economic recovery have influenced the view of uncertainty. The Central scenario has been assigned between 65% and 75% weight for these four markets and, with risks perceived as being weighted to the downside, the two Downside scenarios have been given weights of between 15% and 30%.

HSBC Holdings plc	183

Risk
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

US

UK

Hong Kong

Mainland China

Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates. Despite a general recovery in economic conditions during 2021, the level of estimation uncertainty and judgement has remained high during 2021 as a result of the ongoing economic effects of the Covid-19 pandemic and other sources of economic instability, including significant judgements relating to:
•the selection and weighting of economic scenarios, given rapidly changing economic conditions in an unprecedented manner, uncertainty as to the effect of government and central bank support measures designed to alleviate adverse economic impacts, and a wider distribution of economic forecasts than before the pandemic. The key judgements are the length of time over which the economic effects of the pandemic will occur, and the speed and shape of recovery. The main factors include the effectiveness of pandemic containment measures, the pace of roll-out and effectiveness of vaccines, and the emergence of new variants of the virus, plus a range of geopolitical uncertainties, which together represent a high degree of estimation uncertainty, particularly in assessing Downside scenarios;
•estimating the economic effects of those scenarios on ECL, where there is no observable historical trend that can be reflected in the models that will accurately represent the effects of the economic changes of the severity and speed brought about by the Covid-19 pandemic and the recovery from those conditions. Modelled assumptions and linkages between economic factors and credit losses may underestimate or overestimate ECL in these conditions, and there is significant uncertainty in the estimation of parameters such as collateral values and loss severity; and
•the identification of customers experiencing significant increases in credit risk and credit impairment, particularly where those customers have accepted payment deferrals and other reliefs designed to address short-term liquidity issues given muted default experience to date. The use of segmentation techniques for indicators of significant increases in credit risk involves significant estimation uncertainty.
How economic scenarios are reflected in ECL calculations
Models are used to reflect economic scenarios on ECL estimates. As described above, modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2021, and management judgemental adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental adjustments made, including those to reflect the circumstances experienced in 2021.
For our wholesale portfolios, a global methodology is used for the estimation of the term structure of probability of default (‘PD’) and loss given default (‘LGD’). For PDs, we consider the correlation of forward economic guidance to default rates for a particular industry in a country. For LGD calculations, we consider the correlation of forward economic guidance to collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
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

184	HSBC Holdings plc

For our retail portfolios, the impact of economic scenarios on PD is modelled at a portfolio level. Historical relationships between observed default rates and macroeconomic variables are integrated into IFRS 9 ECL estimates by using economic response models. The impact of these scenarios on PD is modelled over a period equal to the remaining maturity of the underlying asset or assets. The impact on LGD is modelled for mortgage portfolios by forecasting future loan-to-value (‘LTV’) profiles for the remaining maturity of the asset by using national level forecasts of the house price index and applying the corresponding LGD expectation.
These models are based largely on historical observations and correlations with default rates. Management judgemental adjustments are described below.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are short-term increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied following management review and challenge.
At 31 December 2021, management judgements were applied to reflect credit risk dynamics not captured by our models. The drivers of the management judgemental adjustments reflect the changing economic outlook and evolving risks across our geographies.
Where the macroeconomic and portfolio risk outlook continues to improve, supported by low levels of observed defaults, adjustments initially taken to reflect increased risk expectations have been retired or reduced.
However, other adjustments have increased where modelled outcomes are overly sensitive and not aligned to observed changes in the risk of the underlying portfolios during the pandemic, or where sector-specific risks are not adequately captured.
The effects of management judgemental adjustments are considered for balances and ECL when determining whether or not a significant increase in credit risk has occurred and are attributed or allocated to a stage as appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 173). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Management judgemental adjustments made in estimating the scenario-weighted reported ECL at 31 December 2021 are set out in the following table. The table includes adjustments in relation to data and model limitations, including those driven by late-breaking events and sector-specific risks and as a result of the regular process of model development and implementation.

Management judgemental adjustments to ECL at 31 December 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)		(0.1)	(0.1)
Corporate lending adjustments		1.3	1.3
Retail lending probability of default adjustments			—
Retail model default timing adjustments			—
Macroeconomic-related adjustments			—
Pandemic-related economic recovery adjustments	0.2		0.2
Other retail lending adjustments	0.3		0.3
Total	0.5	1.2	1.7
.

Management judgemental adjustments to ECL at 31 December 2020[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)		(0.7)	(0.7)
Corporate lending adjustments		0.5	0.5
Retail lending probability of default adjustments	(0.8)		(0.8)
Retail model default timing adjustment	1.9		1.9
Macroeconomic-related adjustments	0.1		0.1
Pandemic-related economic recovery adjustments			—
Other retail lending adjustments	0.3		0.3
Total	1.5	(0.2)	1.3
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
Management judgemental adjustments at 31 December 2021 were an increase to ECL of $1.2bn for the wholesale portfolio and an increase to ECL of $0.5bn for the retail portfolio.
During 2021, management judgemental adjustments reflected an evolving macroeconomic outlook and the relationship of the modelled ECL to this outlook and to late-breaking and sector-specific risks.
At 31 December 2021, wholesale management judgemental adjustments were an ECL increase of $1.2bn (31 December 2020: $0.2bn decrease).
•Adjustments relating to low credit-risk exposures decreased ECL by $0.1bn at 31 December 2021 (31 December 2020: $0.7bn decrease). These were mainly to highly rated banks, sovereigns and US government-sponsored entities, where modelled credit factors did not fully reflect the underlying fundamentals of these entities or the effect of government support and economic programmes in the Covid-19 environment. The decrease in adjustment impact relative to 31 December 2020 was mostly driven by increased alignment of modelled outcomes to management expectations following changes in systems and data.
•Adjustments to corporate exposures increased ECL by $1.3bn at 31 December 2021 (31 December 2020: $0.5bn increase). These principally reflected the outcome of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics, quantitative analyses and benchmarks. Considerations include risk of individual exposures under different

HSBC Holdings plc	185

Risk
macroeconomic scenarios and comparison of key risk metrics to pre-pandemic levels, resulting in either releases or increases to ECL in each geography. The increase in adjustment impact relative to 31 December 2020 was mostly driven by management judgements as a result of the effect of further improvement of macroeconomic scenarios on modelled outcomes and increased dislocation of modelled outcomes to management expectations for high-risk sectors and due to late-breaking events not fully reflected in the underlying data. The highest increase was observed in the real estate sector, including an adjustment to reflect the uncertainty of the higher risk Chinese commercial real estate offshore exposures, booked in Hong Kong, on account of tightening liquidity and increased refinancing risks resulting in the downgrade of even some previously highly rated borrowers.
At 31 December 2021, retail management judgemental adjustments were an ECL increase of $0.5bn (31 December 2020: $1.5bn increase).
•Pandemic-related economic recovery adjustments increased ECL by $0.2bn (31 December 2020: $0) to adjust for the effects of the volatile pace of recovery from the pandemic. This is where in management’s judgement, supported by quantitative analyses of portfolio and economic metrics, modelled outcomes are overly sensitive given the limited observed deterioration in the underlying portfolio during the pandemic.
•Other retail lending adjustments increased ECL by $0.3bn
(31 December 2020: $0.3bn increase). These were primarily to address areas such as model recalibration and redevelopment, customer relief and data limitations.
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
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. It is generally impracticable to separate the effect of macroeconomic factors in individual assessments of obligors in default. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Therefore, the sensitivity analysis to macroeconomic scenarios does not capture the residual estimation risk arising from wholesale stage 3 exposures.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario. The results tables exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared to personal and wholesale lending presented in other credit risk tables. Additionally, in both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risk profiles relative to the consensus scenarios for the period end.

Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	Gross carrying amount[2]	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 2 scenario ECL
By geography at 31 Dec 2021	$m	$m	$m	$m	$m	$m
UK	483,273	920	727	590	944	1,985
US	227,817	227	204	155	317	391
Hong Kong	434,608	767	652	476	984	1,869
Mainland China	120,627	149	113	36	216	806
Canada	85,117	151	98	61	150	1,121
Mexico	23,054	118	80	61	123	358
UAE	44,767	158	122	73	214	711
France	163,845	133	121	106	162	187

By geography at 31 Dec 2020
UK	430,555	2,077	1,514	1,026	2,271	3,869
US	201,263	369	314	219	472	723
Hong Kong	452,983	474	388	211	672	1,363
Mainland China	118,163	116	93	28	252	1,158
Canada	85,720	183	140	82	253	528
Mexico	25,920	246	222	177	285	437
UAE	44,777	250	241	190	330	536
France	164,899	117	109	97	131	238
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3    Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 198.

186	HSBC Holdings plc

At 31 December 2021, the most significant level of ECL sensitivity was observed in Hong Kong, the UK and Canada. Real estate was the sector with higher sensitivity to a severe scenario, namely in Hong Kong and Canada. In the case of Hong Kong, the higher ECL sensitivity was mainly driven by increased uncertainty due to tightening liquidity and increased refinancing risks resulting in the downgrade of even some previously highly rated borrowers. In the case of Canada, the higher ECL sensitivity was mainly driven by the adoption of a new Downside 2 scenario, which resulted in increased modelled ECL for this scenario relative to 31 December 2020.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	Gross carrying amount	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 2 scenario ECL
ECL of loans and advances to customers at 31 December 2021	$m	$m	$m	$m	$m	$m
UK
Mortgages	155,084	191	182	175	197	231
Credit cards	8,084	439	381	330	456	987
Other	7,902	369	298	254	388	830
Mexico
Mortgages	4,972	123	116	106	130	164
Credit cards	1,167	141	134	122	150	176
Other	2,935	366	360	350	374	401
Hong Kong
Mortgages	96,697	—	—	—	—	—
Credit cards	7,644	218	206	154	231	359
Other	5,628	109	101	88	128	180
UAE
Mortgages	1,982	45	44	42	46	57
Credit cards	429	43	41	29	54	82
Other	615	19	18	13	21	25
France
Mortgages	23,159	63	62	62	63	64
Other	1,602	61	61	60	61	63
US
Mortgages	15,379	28	27	26	29	41
Credit cards	446	80	76	70	83	118
Canada
Mortgages	26,097	28	27	26	29	48
Credit cards	279	9	9	9	10	13
Other	1,598	19	18	17	19	27

IFRS 9 ECL sensitivity to future economic conditions[1]
	Gross carrying amount	Reported ECL	Central scenario ECL	Upside scenario ECL	Downside scenario ECL	Additional Downside scenario
ECL of loans and advances to customers at 31 December 2020	$m	$m	$m	$m	$m	$m
UK
Mortgages	146,478	197	182	172	205	221
Credit cards	7,869	857	774	589	904	1,084
Other	9,164	897	795	471	1,022	1,165
Mexico
Mortgages	3,896	111	101	79	136	167
Credit cards	1,113	260	255	243	269	290
Other	2,549	436	428	411	451	491
Hong Kong
Mortgages	89,943	—	—	—	—	—
Credit cards	7,422	266	259	247	277	405
Other	6,020	112	105	102	115	130
UAE
Mortgages	1,889	66	63	53	73	78
Credit cards	426	92	81	62	107	126
Other	683	38	37	33	41	46
France
Mortgages	24,565	68	68	68	69	70
Other	1,725	88	87	85	88	91
US
Mortgages	15,399	41	39	38	41	53
Credit cards	570	86	84	81	88	119
Canada
Mortgages	22,454	31	30	29	31	36
Credit cards	260	9	9	8	9	9
Other	1,775	22	21	20	24	28
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.

HSBC Holdings plc	187

Risk
At 31 December 2021, the most significant level of ECL sensitivity was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of ECL sensitivity across most markets as collateral values remained resilient. Hong Kong mortgages had low levels of reported ECL due to the credit quality of the portfolio, and so presented sensitivity was negligible. Credit cards and other unsecured lending are more sensitive to economic forecasts, which improved during 2021.
Group ECL sensitivity results
The ECL impact of the scenarios and management judgemental adjustments are highly sensitive to movements in economic forecasts. Based upon the sensitivity tables presented above, if the Group ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the Downside 2 scenario at 31 December 2021, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 31 December 2021	$bn	$bn
Reported ECL	3.0	3.1
Scenarios
100% Consensus Central scenario	(0.2)	(0.6)
100% Consensus Upside scenario	(0.5)	(1.2)
100% Consensus Downside scenario	0.2	0.6
100% Downside 2 scenario	2.0	5.5

	Retail[1]	Wholesale
Total Group ECL at 31 December 2020	$bn	$bn
Reported ECL	4.5	4.5
Scenarios
100% Consensus Central scenario	(0.3)	(0.9)
100% Consensus Upside scenario	(1.0)	(2.0)
100% Consensus Downside scenario	0.3	1.0
100% Downside 2 scenario	1.3	5.9
1    On the same basis as retail and wholesale sensitivity analysis.
For both retail and wholesale portfolios, the reported ECL decreased since 31 December 2020. The relative sensitivity of the Group total consensus Central scenario remained relatively stable, while the Group total consensus Upside and consensus Downside sensitivities both reduced since 31 December 2020. The Group total Downside 2 scenario continues to present the highest level of sensitivity. The Group results are reflective of the improvement in economic expectations, inclusive of the continuing pandemic-related and sector-specific uncertainty.

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

188	HSBC Holdings plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	1,506,451	(2,331)	223,432	(5,403)	20,424	(7,544)	279	(113)	1,750,586	(15,391)
Transfers of financial instruments:	21,107	(1,792)	(27,863)	2,601	6,756	(809)	—	—	—	—
– transfers from stage 1 to stage 2	(159,633)	527	159,633	(527)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	182,432	(2,279)	(182,432)	2,279	—	—	—	—	—	—
– transfers to stage 3	(2,345)	24	(6,478)	1,010	8,823	(1,034)	—	—	—	—
– transfers from stage 3	653	(64)	1,414	(161)	(2,067)	225	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	1,225	—	(596)	—	(34)	—	—	—	595
New financial assets originated or purchased	444,070	(553)	—	—	—	—	124	—	444,194	(553)
Assets derecognised (including final repayments)	(304,158)	174	(31,393)	489	(2,750)	458	(10)	6	(338,311)	1,127
Changes to risk parameters – further lending/repayment	(61,742)	547	(3,634)	498	(1,268)	576	(108)	12	(66,752)	1,633
Changes to risk parameters – credit quality	—	1,111	—	(1,012)	—	(2,354)	—	28	—	(2,227)
Changes to models used for ECL calculation	—	(17)	—	(33)	—	1	—	—	—	(49)
Assets written off	—	—	—	—	(2,610)	2,605	(7)	7	(2,617)	2,612
Credit-related modifications that resulted in derecognition	—	—	—	—	(125)	—	—	—	(125)	—
Foreign exchange	(25,231)	26	(2,918)	45	(479)	157	(4)	1	(28,632)	229
Others[1]	(2,915)	53	(1,882)	85	(151)	16	—	(5)	(4,948)	149
At 31 Dec 2021	1,577,582	(1,557)	155,742	(3,326)	19,797	(6,928)	274	(64)	1,753,395	(11,875)
ECL income statement change for the period		2,487		(654)		(1,353)		46		526
Recoveries										409
Others										(111)
Total ECL income statement change for the period										824
1    Total includes $3.0bn of gross carrying loans and advances to customers, which were classified to assets held for sale and a corresponding allowance for ECL of $123m, reflecting our exit of the domestic mass market retail banking in the US.

	At 31 Dec 2021		12 months ended 31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,753,395	(11,875)	824
Other financial assets measured at amortised cost	880,351	(193)	(19)
Non-trading reverse purchase agreement commitments	42,421	—	—
Performance and other guarantees not considered for IFRS 9	—	—	75
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,676,167	(12,068)	880
Debt instruments measured at FVOCI	347,203	(96)	48
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,164)	928
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $3,516m during the period from $15,391m at 31 December 2020 to $11,875m at 31 December 2021.
This decrease was primarily driven by:
•$2,612m of assets written off;
•$2,207m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further lending/repayment;
•$595m relating to the net remeasurement impact of stage transfers; and
•foreign exchange and other movements of $378m.

These were partly offset by:
•$2,227m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages; and
•$49m of changes to models used for ECL calculation.
The ECL release for the period of $526m presented in the previous table consisted of $2,207m relating to underlying net book volume movement and $595m relating to the net remeasurement impact of stage transfers. This was partly offset by $2,227m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages and $49m in changes to models used for ECL calculation.
Summary views of the movement in wholesale and personal lending are presented on pages 201 and 215.

HSBC Holdings plc	189

Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired				Total
	Stage 1		Stage 2		Stage 3		POCI
	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	1,561,613	(1,464)	105,551	(2,441)	14,335	(5,121)	345	(99)	1,681,844	(9,125)
Transfers of financial instruments:	(129,236)	(1,122)	116,783	1,951	12,453	(829)	—	—	—	—
– transfers from stage 1 to stage 2	(298,725)	947	298,725	(947)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	172,894	(2,073)	(172,894)	2,073	—	—	—	—	—	—
– transfers to stage 3	(3,942)	30	(10,320)	986	14,262	(1,016)	—	—	—	—
– transfers from stage 3	537	(26)	1,272	(161)	(1,809)	187	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	907	—	(1,158)	—	(750)	—	—	—	(1,001)
New financial assets originated or purchased	437,836	(653)	—	—	—	—	25	(1)	437,861	(654)
Assets derecognised (including final repayments)	(313,347)	160	(37,409)	464	(3,430)	485	(23)	2	(354,209)	1,111
Changes to risk parameters – further lending/repayment	(83,147)	157	29,092	85	(597)	248	(50)	(2)	(54,702)	488
Changes to risk parameters – credit quality	—	(408)	—	(4,374)	—	(4,378)	—	(39)	—	(9,199)
Changes to models used for ECL calculation	—	134	—	294	—	5	—	—	—	433
Assets written off	—	—	—	—	(2,946)	2,944	(30)	30	(2,976)	2,974
Credit-related modifications that resulted in derecognition	—	—	—	—	(23)	7	—	—	(23)	7
Foreign exchange	32,808	(47)	9,123	(223)	633	(163)	4	(3)	42,568	(436)
Others	(76)	5	292	(1)	(1)	8	8	(1)	223	11
At 31 Dec 2020	1,506,451	(2,331)	223,432	(5,403)	20,424	(7,544)	279	(113)	1,750,586	(15,391)
ECL income statement change for the period		297		(4,689)		(4,390)		(40)		(8,822)
Recoveries										326
Others										(84)
Total ECL income statement change for the period										(8,580)

	At 31 Dec 2020		12 months ended 31 Dec 2020
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,750,586	(15,391)	(8,580)
Other financial assets measured at amortised cost	772,408	(175)	(95)
Non-trading reverse purchase agreement commitments	61,716	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(94)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	2,584,710	(15,566)	(8,769)
Debt instruments measured at FVOCI	399,717	(141)	(48)
Total allowance for ECL/total income statement ECL change for the period	n/a	(15,707)	(8,817)

190	HSBC Holdings plc

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
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table on page 174.

Distribution of financial instruments by credit quality at 31 December 2021
(Audited)
	Gross carrying/notional amount						Allowance for ECL/other credit provisions	Net
	Strong	Good	Satisfactory	Sub-standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	544,695	230,326	233,739	29,404	19,067	1,057,231	(11,417)	1,045,814
– personal	388,903	52,080	30,492	1,920	4,942	478,337	(3,103)	475,234
– corporate and commercial	124,819	158,938	188,858	27,194	13,730	513,539	(8,204)	505,335
– non-bank financial institutions	30,973	19,308	14,389	290	395	65,355	(110)	65,245
Loans and advances to banks held at amortised cost	72,978	4,037	5,020	1,118	—	83,153	(17)	83,136
Cash and balances at central banks	400,176	1,675	1,171	—	—	403,022	(4)	403,018
Items in the course of collection from other banks	4,122	10	4	—	—	4,136	—	4,136
Hong Kong Government certificates of indebtedness	42,578	—	—	—	—	42,578	—	42,578
Reverse repurchase agreements – non-trading	175,576	46,412	18,881	779	—	241,648	—	241,648
Financial investments	84,477	11,442	1,401	1	43	97,364	(62)	97,302
Prepayments, accrued income and other assets	67,097	12,109	11,685	408	304	91,603	(127)	91,476
– endorsements and acceptances	1,742	5,240	4,038	199	26	11,245	(17)	11,228
– accrued income and other	65,355	6,869	7,647	209	278	80,358	(110)	80,248
Debt instruments measured at fair value through other comprehensive income[1]	320,161	12,298	11,677	1,087	46	345,269	(96)	345,173
Out-of-scope for IFRS 9
Trading assets	101,879	16,254	20,283	678	134	139,228	—	139,228
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,438	723	4,455	150	—	11,766	—	11,766
Derivatives	146,748	42,717	6,691	719	7	196,882	—	196,882
Total gross carrying amount on balance sheet	1,966,925	378,003	315,007	34,344	19,601	2,713,880	(11,723)	2,702,157
Percentage of total credit quality	72.5%	13.9%	11.6%	1.3%	0.7%	100%
Loan and other credit-related commitments	389,865	136,297	92,558	8,142	775	627,637	(379)	627,258
Financial guarantees	16,511	4,902	5,166	991	225	27,795	(62)	27,733
In-scope: Irrevocable loan commitments and financial guarantees	406,376	141,199	97,724	9,133	1,000	655,432	(441)	654,991
Loan and other credit-related commitments	62,701	65,031	56,446	3,327	332	187,837	—	187,837
Performance and other guarantees	31,510	32,193	19,265	2,027	539	85,534	(179)	85,355
Out-of-scope: Revocable loan commitments and non-financial guarantees	94,211	97,224	75,711	5,354	871	273,371	(179)	273,192
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc	191

Risk

Distribution of financial instruments by credit quality at 31 December 2020 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL/other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	506,231	233,320	256,584	36,970	19,372	1,052,477	(14,490)	1,037,987
– personal	357,821	53,892	38,520	4,965	5,611	460,809	(4,731)	456,078
– corporate and commercial	120,971	158,601	203,560	30,718	13,238	527,088	(9,494)	517,594
– non-bank financial institutions	27,439	20,827	14,504	1,287	523	64,580	(265)	64,315
Loans and advances to banks held at amortised cost	71,318	5,496	3,568	1,276	—	81,658	(42)	81,616
Cash and balances at central banks	302,028	1,388	1,070	—	—	304,486	(5)	304,481
Items in the course of collection from other banks	4,079	9	6	—	—	4,094	—	4,094
Hong Kong Government certificates of indebtedness	40,420	—	—	—	—	40,420	—	40,420
Reverse repurchase agreements – non-trading	177,457	40,461	12,398	312	—	230,628	—	230,628
Financial investments	77,361	9,781	1,537	1	39	88,719	(80)	88,639
Prepayments, accrued income and other assets	81,886	10,129	11,570	298	178	104,061	(90)	103,971
– endorsements and acceptances	1,458	4,355	4,245	229	20	10,307	(30)	10,277
– accrued income and other	80,428	5,774	7,325	69	158	93,754	(60)	93,694
Debt instruments measured at fair value through other comprehensive income[1]	367,685	12,678	10,409	825	306	391,903	(141)	391,762
Out-of-scope for IFRS 9
Trading assets	117,972	14,694	20,809	829	43	154,347	—	154,347
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,440	2,378	1,827	109	—	10,754	—	10,754
Derivatives	243,005	54,581	8,709	1,359	72	307,726	—	307,726
Total gross carrying amount on balance sheet	1,995,882	384,915	328,487	41,979	20,010	2,771,273	(14,848)	2,756,425
Percentage of total credit quality	72.0%	13.9%	11.9%	1.5%	0.7%	100%
Loan and other credit-related commitments	400,911	157,339	90,784	9,668	1,081	659,783	(734)	659,049
Financial guarantees	6,356	5,194	5,317	1,247	270	18,384	(125)	18,259
In-scope: Irrevocable loan commitments and financial guarantees	407,267	162,533	96,101	10,915	1,351	678,167	(859)	677,308
Loan and other credit-related commitments	59,392	62,664	59,666	2,837	430	184,989	—	184,989
Performance and other guarantees	26,082	27,909	21,256	2,112	755	78,114	(226)	77,888
Out-of-scope: Revocable loan commitments and non-financial guarantees	85,474	90,573	80,922	4,949	1,185	263,103	(226)	262,877
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

192	HSBC Holdings plc

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	544,695	230,326	233,739	29,404	19,067	1,057,231	(11,417)	1,045,814
– stage 1	537,642	206,645	169,809	4,840	—	918,936	(1,367)	917,569
– stage 2	7,053	23,681	63,930	24,560	—	119,224	(3,119)	116,105
– stage 3	—	—	—	—	18,797	18,797	(6,867)	11,930
– POCI	—	—	—	4	270	274	(64)	210
Loans and advances to banks at amortised cost	72,978	4,037	5,020	1,118	—	83,153	(17)	83,136
– stage 1	72,903	3,935	4,788	10	—	81,636	(14)	81,622
– stage 2	75	102	232	1,108	—	1,517	(3)	1,514
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	774,026	71,648	33,142	1,188	347	880,351	(193)	880,158
– stage 1	773,427	70,508	30,997	84	—	875,016	(91)	874,925
– stage 2	599	1,140	2,145	1,104	—	4,988	(54)	4,934
– stage 3	—	—	—	—	304	304	(42)	262
– POCI	—	—	—	—	43	43	(6)	37
Loan and other credit-related commitments	389,865	136,297	92,558	8,142	775	627,637	(379)	627,258
– stage 1	387,434	129,455	76,043	1,541	—	594,473	(165)	594,308
– stage 2	2,431	6,842	16,515	6,601	—	32,389	(174)	32,215
– stage 3	—	—	—	—	775	775	(40)	735
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	16,511	4,902	5,166	991	225	27,795	(62)	27,733
– stage 1	16,351	4,469	3,929	183	—	24,932	(11)	24,921
– stage 2	160	433	1,237	808	—	2,638	(30)	2,608
– stage 3	—	—	—	—	225	225	(21)	204
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	1,798,075	447,210	369,625	40,843	20,414	2,676,167	(12,068)	2,664,099
Debt instruments at FVOCI[1]
– stage 1	319,557	12,196	11,354	—	—	343,107	(67)	343,040
– stage 2	604	102	323	1,087	—	2,116	(22)	2,094
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	46	46	(7)	39
At 31 Dec 2021	320,161	12,298	11,677	1,087	46	345,269	(96)	345,173
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc	193

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
Debt instruments at FVOCI[1]
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

Renegotiated loans and forbearance
The following table shows the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector and by stages. Mandatory and general offer loan modifications that are not borrower-specific, for example market-wide customer relief programmes, have not been classified as renegotiated loans. For details on customer relief schemes, see page 195.
A summary of our current policies and practices for renegotiated loans and forbearance is set out in ‘Credit risk management’ on page 173.

194	HSBC Holdings plc

Renegotiated loans and advances to customers at amortised cost by stage allocation
	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m
Gross carrying amount
Personal	—	—	2,256	—	2,256
– first lien residential mortgages	—	—	1,547	—	1,547
– other personal lending	—	—	709	—	709
Wholesale	366	559	4,505	253	5,683
– corporate and commercial	355	550	4,491	253	5,649
– non-bank financial institutions	11	9	14	—	34
At 31 Dec 2021	366	559	6,761	253	7,939
Allowance for ECL
Personal	—	—	(400)	—	(400)
– first lien residential mortgages	—	—	(178)	—	(178)
– other personal lending	—	—	(222)	—	(222)
Wholesale	(7)	(24)	(1,282)	(52)	(1,365)
– corporate and commercial	(7)	(24)	(1,274)	(52)	(1,357)
– non-bank financial institutions	—	—	(8)	—	(8)
At 31 Dec 2021	(7)	(24)	(1,682)	(52)	(1,765)

Gross carrying amount
Personal	—	—	2,429	—	2,429
– first lien residential mortgages	—	—	1,692	—	1,692
– other personal lending	—	—	737	—	737
Wholesale	328	989	3,929	239	5,485
– corporate and commercial	324	972	3,903	239	5,438
– non-bank financial institutions	4	17	26	—	47
At 31 Dec 2020	328	989	6,358	239	7,914
Allowance for ECL
Personal	—	—	(452)	—	(452)
– first lien residential mortgages	—	—	(152)	—	(152)
– other personal lending	—	—	(300)	—	(300)
Wholesale	(10)	(36)	(1,276)	(86)	(1,408)
– corporate and commercial	(10)	(36)	(1,263)	(86)	(1,395)
– non-bank financial institutions	—	—	(13)	—	(13)
At 31 Dec 2020	(10)	(36)	(1,728)	(86)	(1,860)

Renegotiated loans and advances to customers by geographical region
							Of which:
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021	4,119	1,322	954	1,064	480	7,939	3,469	528
At 31 Dec 2020	4,274	745	1,279	1,349	267	7,914	3,483	220
Customer relief programmes
In response to the Covid-19 pandemic, governments and regulators around the world introduced a number of support measures for both personal and wholesale customers in market-wide schemes. The following table presents the number of personal accounts/wholesale customers and the associated drawn loan values of customers under these schemes and HSBC-specific measures for major markets at 31 December 2021. When schemes expire, accounts and customers and their associated drawn balances are no longer reported under relief regardless of their repayment status. In relation to personal lending, the majority of relief measures, including payment holidays, relate to existing lending, while in wholesale lending the relief measures comprise payment holidays, refinancing of existing facilities and new lending under government-backed schemes.

At 31 December 2021, the gross carrying value of loans to personal customers under relief was $1.7bn (31 December 2020: $5.5bn). This comprised $1.0bn in relation to mortgages (31 December 2020: $4.7bn) and $0.7bn in relation to other personal lending (31 December 2020: $0.9bn). The decrease in personal customer relief during the year was driven by customers exiting relief measures. The gross carrying value of loans to wholesale customers under relief was $26.3bn (31 December 2020: $35.3bn). We continue to monitor the recoverability of loans granted under customer relief programmes, including loans to a small number of customers that were subsequently found to be ineligible for such relief. The ongoing performance of such loans remains an area of uncertainty at 31 December 2021.

HSBC Holdings plc	195

Risk

Personal lending
Extant at 31 December 2021		UK	Hong Kong	US	Other major markets[1,2]	Total
Market-wide schemes
Number of accounts granted mortgage customer relief	000s	—	—	—	8	8
Drawn loan value of accounts granted mortgage customer relief	$m	—	—	—	657	657
Number of accounts granted other personal lending customer relief	000s	—	—	—	34	34
Drawn loan value of accounts granted other personal lending customer relief	$m	—	—	—	613	613
HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	—	1	—	1
Drawn loan value of accounts granted mortgage customer relief	$m	—	57	336	3	396
Number of accounts granted other personal lending customer relief	000s	—	—	—	1	1
Drawn loan value of accounts granted other personal lending customer relief	$m	—	34	18	10	62
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	—	1	8	9
Drawn loan value of accounts granted mortgage customer relief	$m	—	57	336	660	1,053
Number of accounts granted other personal lending customer relief	000s	—	—	—	35	35
Drawn loan value of accounts granted other personal lending customer relief	$m	—	34	18	623	675
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	—	0.1	2.0	0.8	0.3
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	—	0.1	2.3	1.2	0.7

Wholesale lending
Extant at 31 December 2021		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	227	1	1	5	234
Drawn loan value of customers under market-wide schemes	$m	12,468	2,907	262	4,501	20,138
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	5	—	—	5
Drawn loan value of customers under HSBC-specific measures	$m	82	4,611	42	1,420	6,155
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	227	6	1	5	239
Drawn loan value	$m	12,550	7,518	304	5,921	26,293
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.9	4.1	0.9	2.9	4.8

Personal lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1,2,3]	Total
Market-wide schemes
Number of accounts granted mortgage customer relief	000s	6	—	—	5	11
Drawn loan value of accounts granted mortgage customer relief	$m	1,412	—	—	908	2,320
Number of accounts granted other personal lending customer relief	000s	15	—	—	28	43
Drawn loan value of accounts granted other personal lending customer relief	$m	140	—	—	386	526
HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	3	2	3	8
Drawn loan value of accounts granted mortgage customer relief	$m	7	1,124	864	360	2,355
Number of accounts granted other personal lending customer relief	000s	—	1	6	18	25
Drawn loan value of accounts granted other personal lending customer relief	$m	—	75	67	182	324
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	6	3	2	8	19
Drawn loan value of accounts granted mortgage customer relief	$m	1,419	1,124	864	1,268	4,675
Number of accounts granted other personal lending customer relief	000s	15	1	6	46	68
Drawn loan value of accounts granted other personal lending customer relief	$m	140	75	67	568	850
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	0.9	1.2	4.7	1.6	1.4
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	0.7	0.2	3.1	1.1	0.8

196	HSBC Holdings plc

Wholesale lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	226	3	3	5	237
Drawn loan value of customers under market-wide schemes	$m	13,517	10,622	1,043	6,017	31,199
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	—	—	—	—
Drawn loan value of customers under HSBC-specific measures	$m	349	—	924	2,869	4,142
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	226	3	3	5	237
Drawn loan value	$m	13,866	10,622	1,967	8,886	35,341
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.6	5.9	5.2	4.6	6.4
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Indonesia, Malaysia, Mexico, Singapore, Switzerland, Taiwan and UAE.
2    In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. As a result of further loosening of eligibility criteria and scope of relief measures, the country is now the major contributor to the figures reported under ‘Other major markets’. At 31 December 2021, the number of accounts under relief was 39,000 (31 December 2020: 26,000) with an associated drawn balance of $1,151m (31 December 2020: $452m).
3    In Mexico, at 31 December 2020, there were 16,000 personal lending accounts under customer relief with an associated drawn balance of $233m.
The initial granting of customer relief does not automatically trigger a migration to stage 2 or 3. However, information provided by payment deferrals is considered in the context of other reasonable and supportable information. This forms part of the overall assessment for whether there has been a significant increase in credit risk and credit impairment to identify loans for which lifetime ECL is appropriate. An extension in payment deferral does not automatically result in a migration to stage 2 or stage 3. The key accounting and credit risk judgement to ascertain whether a significant increase in credit risk has occurred is whether the economic effects of the Covid-19 pandemic on the customer are likely to be temporary over the lifetime of the loan, and whether they indicate that a concession is being made in respect of financial difficulty that would be consistent with stage 3.
Market-wide schemes
The following narrative provides further details on the major government and regulatory schemes offered in the UK, Hong Kong and the US.
UK personal lending
Mortgages
Customer relief granted on UK mortgages primarily consisted of payment holidays or partial payment deferrals.
Relief was offered for an initial period of three months and could be extended for a further three months in certain circumstances. No payment was required from the customer during this period (though with a partial payment deferral the customer had expressed a desire to make a contribution) and interest continued to be charged as usual. The customer’s arrears status was not worsened from utilisation of these schemes. All UK personal lending schemes expired during 2021.
Other personal lending payment holidays
Customer relief was granted for an initial period of three months and could be extended for a further three months. The maximum relief value was up to the due payment amount during the period. All UK personal lending schemes expired during 2021.
UK wholesale lending
The primary relief granted under government schemes consisted of the Bounce Back Loan Scheme, Coronavirus Business Interruption Loan Scheme and Coronavirus Large Business Interruption Loan Scheme. Since their initial launch, the application deadline for these schemes was extended to 31 March 2021. The key features of these schemes were as follows:
•The Bounce Back Loan Scheme provided small and medium-sized enterprises (‘SME’) with loans of up to £50,000 for a maximum period of six years. Interest was charged at 2.5% and the government paid the fees and interest for the first 12 months. No capital repayment was required by the customer for the first 12 months of the scheme. A government guarantee of 100% was provided under the scheme. Before their first payment was due customers could extend the term of the loan to 10 years, move to interest-only repayments for a period of six months (customers could use this option up to three times) and/or pause repayments for a period of six months (customers could use this option once).
•The Coronavirus Business Interruption Loan Scheme provided SMEs that had a turnover of less than £45m with loans of up to £5m for a maximum period of six years. Interest was charged between 3.49% and 3.99% above the UK base rate and no capital repayment was required by the customer for the first 12 months of the scheme. A government guarantee of up to 80% was provided under the scheme.
•The Coronavirus Large Business Interruption Loan Scheme provided medium and large-sized enterprises that had a turnover in excess of £45m with loans of up to £200m. The interest rate and tenor of the loan were negotiated on commercial terms. A government guarantee of 80% was provided under the scheme.
Until 31 December 2021, the Recovery Loan Scheme, launched on 6 April 2021, provided businesses of any size financial support to recover from the Covid-19 pandemic with loans of £25,001 to £10m subject to eligibility and viability assessments. A government guarantee of 80% was provided under the scheme.
For term loans and asset finance, businesses could borrow for three months up to six years and for overdrafts and invoice finance, three months up to three years. The scheme was extended until 30 June 2022, with the following changes coming into force from 1 January 2022: the scheme remains open to small and medium-sized enterprises and the maximum amount of finance available is £2m per business. A government guarantee of 70% is provided on such loans.
Hong Kong wholesale lending
Pre-approved Principal Payment Holiday Scheme for Corporate Customers
The above scheme enabled eligible customers to apply for a payment holiday of six months (or 90 days for trade finance) with no change to the existing interest rate charge. On 2 September 2020, the Hong Kong Monetary Authority (‘HKMA’) announced that this scheme had been extended for a further six months to April 2021 and on 4 March 2021, it was extended for a further six months (or 90 days for trade finance) to October 2021.

HSBC Holdings plc	197

Risk
Given the persistence of the Covid-19 pandemic around the world and the severity of the ensuing impact on the global and local economy, HKMA – together with the Banking Sector SME Lending Coordination Mechanism – announced on 21 September 2021 that the Pre-approved Principal Payment Holiday Scheme would be extended for another six months until April 2022. HKMA and the coordination mechanism agreed that all principal payments of loans falling due between November 2021 and April 2022 by eligible corporate customers would be deferred by another six months except for repayments of trade loans, which would be deferred by 90 days.
US wholesale lending
Paycheck Protection Program
The CARES Act created the Paycheck Protection Program (‘PPP’) loan guarantee programme to provide small businesses with support to cover payroll and certain other expenses. Loans made under the PPP were fully guaranteed by the Small Business Administration, whose guarantee was backed by the full faith and credit of the US. PPP-covered loans also afforded customers forgiveness up to the principal amount of the PPP-covered loan, plus accrued interest, if the loan proceeds were used to retain workers and maintain payroll or to make certain mortgage interest, lease and utility payments, and certain other criteria were satisfied. The Small Business Administration would reimburse PPP lenders for any amount of a PPP-covered loan that was forgiven, and PPP lenders would not be liable for any representations made by PPP borrowers in connection with their requests for loan forgiveness. Lenders received pre-determined fees for processing and servicing PPP loans. The schemes have now been closed.
HSBC-specific measures
UK wholesale lending
HSBC offered capital repayment holidays to CMB customers. Relief was offered on a preferred term of six months. However, some were granted for three months with the option of an extension. Interest continued to be paid as usual. Schemes have now been closed for application.
Hong Kong personal lending
Mortgages
Customer relief granted on Hong Kong mortgages consisted of deferred principal repayment of up to 12 months. This relief programme was available to existing HSBC mortgage loan customers who had a good repayment record during the six months prior to application. Schemes have now been closed for application.
Hong Kong wholesale lending
On 20 May 2021, the Group announced a new SME financing scheme in Hong Kong, with HK$40bn reserved to support SME customers as the economy started to recover. The scheme has now been closed for application.
US total personal lending
Customer relief granted on US mortgages and other personal lending consisted of deferrals of up to 12 months and up to nine months respectively. Schemes have now been closed for application.

Wholesale lending
This section provides further details on the regions, countries, territories and products comprising wholesale loans and advances to customers and banks. Product granularity is also provided by stage with geographical data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts. Additionally, this section provides a reconciliation of the opening 1 January 2021 to 31 December 2021 closing gross carrying/nominal amounts and the associated allowance for ECL.
At 31 December 2021, wholesale lending for loans and advances to banks and customers of $662bn decreased by $11.3bn since 31 December 2020. This included adverse foreign exchange movements of $10.6bn. Excluding foreign exchange movements, the total wholesale lending decrease was driven by a $5.2bn decline in corporate and commercial balances. This was partly offset by a $3bn increase in loans and advances to banks and a $1.5bn increase in balances from non-bank financial institutions.
The primary driver of the decline in corporate and commercial balances was $11.2bn in Europe, notably $12.4bn in the UK and $1bn in Germany, partly offset by growth of $4.6bn in France.
In MENA and North America, balances declined $1.4bn and $0.9bn respectively, while they grew in Asia by $8.0bn, notably $4.3bn in mainland China, $1.6bn in Hong Kong and $1.1bn in India.
Loan commitments and financial guarantees declined $26.5bn since 31 December 2020 to $415bn at 31 December 2021, including a $19.3bn decrease related to unsettled reverse repurchase agreements. This also included adverse foreign exchange movements of $12.7bn.
The allowance for ECL attributable to wholesale loans and advances to banks and customers decreased $1.5bn to $8.3bn at 31 December 2021 from $9.8bn at 31 December 2020. This included favourable foreign exchange movements of $0.2bn.
Excluding foreign exchange movements, the total decrease in the wholesale ECL allowance for loans and advances to customers and banks was driven by a $1.1bn decline in corporate and commercial allowances. The primary driver of this decrease in corporate and commercial allowance for ECL was $1.1bn in Europe, notably $1.1bn in the UK. Additionally, there were decreases of $0.2bn, $0.2bn and $0.1bn in MENA, North America and Latin America, respectively. There was an increase of $0.6bn in Asia, notably $0.4bn in Hong Kong.
The allowance for ECL attributable to loan commitments and financial guarantees of $0.4bn at 31 December 2021 decreased from $0.8bn at 31 December 2020.

198	HSBC Holdings plc

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	400,894	98,911	13,460	274	513,539	(665)	(1,874)	(5,601)	(64)	(8,204)
– agriculture, forestry and fishing	6,510	1,026	362	1	7,899	(10)	(23)	(104)	(1)	(138)
– mining and quarrying	7,167	2,055	447	16	9,685	(17)	(39)	(159)	(12)	(227)
– manufacturing	75,193	16,443	2,019	88	93,743	(110)	(176)	(931)	(31)	(1,248)
– electricity, gas, steam and air-conditioning supply	15,255	1,285	78	—	16,618	(16)	(21)	(31)	—	(68)
– water supply, sewerage, waste management and remediation	3,376	468	51	—	3,895	(5)	(4)	(20)	—	(29)
– construction	9,506	3,605	842	1	13,954	(24)	(44)	(439)	(1)	(508)
– wholesale and retail trade, repair of motor vehicles and motorcycles	79,137	12,802	3,003	2	94,944	(71)	(99)	(1,936)	(1)	(2,107)
– transportation and storage	21,199	7,726	658	9	29,592	(56)	(116)	(191)	—	(363)
– accommodation and food	8,080	14,096	1,199	1	23,376	(67)	(245)	(110)	(1)	(423)
– publishing, audiovisual and broadcasting	16,417	1,804	222	28	18,471	(37)	(47)	(94)	(6)	(184)
– real estate	93,633	25,154	2,375	98	121,260	(132)	(737)	(775)	—	(1,644)
– professional, scientific and technical activities	16,160	2,888	637	—	19,685	(26)	(40)	(172)	—	(238)
– administrative and support services	23,186	4,740	719	30	28,675	(40)	(84)	(296)	(11)	(431)
– public administration and defence, compulsory social security	938	333	—	—	1,271	(5)	(3)	—	—	(8)
– education	1,455	273	65	—	1,793	(4)	(15)	(18)	—	(37)
– health and care	3,743	928	183	—	4,854	(11)	(24)	(37)	—	(72)
– arts, entertainment and recreation	1,620	826	152	—	2,598	(6)	(44)	(42)	—	(92)
– other services	10,123	1,726	448	—	12,297	(26)	(101)	(246)	—	(373)
– activities of households	860	117	—	—	977	—	—	—	—	—
– extra-territorial organisations and bodies activities	2	—	—	—	2	—	—	—	—	—
– government	7,010	602	—	—	7,612	(2)	(2)	—	—	(4)
– asset-backed securities	324	14	—	—	338	—	(10)	—	—	(10)
Non-bank financial institutions	61,086	3,874	395	—	65,355	(44)	(26)	(40)	—	(110)
Loans and advances to banks	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)
By geography
Europe	154,575	31,871	6,741	30	193,217	(356)	(654)	(1,806)	(9)	(2,825)
– of which: UK	101,029	24,461	5,126	28	130,644	(306)	(518)	(1,060)	(6)	(1,890)
Asia	297,423	53,993	3,997	199	355,612	(182)	(830)	(2,299)	(43)	(3,354)
– of which: Hong Kong	165,437	30,305	1,990	159	197,891	(85)	(650)	(836)	(21)	(1,592)
MENA	26,135	5,295	1,682	22	33,134	(62)	(108)	(1,028)	(11)	(1,209)
North America	53,513	10,397	652	—	64,562	(57)	(215)	(169)	—	(441)
Latin America	11,970	2,746	783	23	15,522	(66)	(96)	(339)	(1)	(502)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	274,775	30,376	829	—	305,980	(130)	(193)	(60)	—	(383)
Financial	105,746	2,889	2	—	108,637	(9)	(9)	(1)	—	(19)
At 31 Dec 2021	380,521	33,265	831	—	414,617	(139)	(202)	(61)	—	(402)
By geography
Europe	189,770	15,585	673	—	206,028	(67)	(76)	(47)	—	(190)
– of which: UK	68,136	8,430	389	—	76,955	(55)	(49)	(28)	—	(132)
Asia	72,179	5,229	20	—	77,428	(35)	(40)	(5)	—	(80)
– of which: Hong Kong	31,314	1,517	10	—	32,841	(11)	(17)	(2)	—	(30)
MENA	6,335	1,017	19	—	7,371	(10)	(18)	(3)	—	(31)
North America	109,851	11,350	91	—	121,292	(24)	(66)	(1)	—	(91)
Latin America	2,386	84	28	—	2,498	(3)	(2)	(5)	—	(10)
At 31 Dec 2021	380,521	33,265	831	—	414,617	(139)	(202)	(61)	—	(402)
1    Included in loans and other credit-related commitments and financial guarantees is $42bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

HSBC Holdings plc	199

Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)
– agriculture, forestry and fishing	6,087	1,026	331	1	7,445	(12)	(45)	(149)	(1)	(207)
– mining and quarrying	7,429	3,705	797	16	11,947	(33)	(112)	(209)	(11)	(365)
– manufacturing	68,179	23,564	2,076	87	93,906	(201)	(442)	(905)	(40)	(1,588)
– electricity, gas, steam and air-conditioning supply	14,240	1,907	53	—	16,200	(25)	(40)	(8)	—	(73)
– water supply, sewerage, waste management and remediation	2,874	253	47	—	3,174	(8)	(7)	(22)	—	(37)
– construction	9,368	4,455	773	4	14,600	(42)	(118)	(426)	(4)	(590)
– wholesale and retail trade, repair of motor vehicles and motorcycles	65,937	21,518	3,196	12	90,663	(174)	(326)	(2,029)	(3)	(2,532)
– transportation and storage	19,510	9,143	769	11	29,433	(90)	(163)	(240)	—	(493)
– accommodation and food	10,616	14,918	536	1	26,071	(76)	(285)	(129)	(1)	(491)
– publishing, audiovisual and broadcasting	17,019	2,796	131	33	19,979	(45)	(85)	(39)	(20)	(189)
– real estate	102,933	22,186	1,907	1	127,027	(169)	(260)	(738)	—	(1,167)
– professional, scientific and technical activities	17,162	6,379	498	33	24,072	(56)	(149)	(185)	(8)	(398)
– administrative and support services	17,085	8,361	907	70	26,423	(66)	(153)	(291)	(24)	(534)
– public administration and defence, compulsory social security	1,530	475	3	—	2,008	(2)	(11)	(1)	—	(14)
– education	1,402	691	29	—	2,122	(12)	(20)	(9)	—	(41)
– health and care	4,049	1,192	261	8	5,510	(21)	(45)	(120)	—	(186)
– arts, entertainment and recreation	1,631	1,570	236	—	3,437	(9)	(62)	(87)	—	(158)
– other services	11,380	1,320	410	—	13,110	(54)	(105)	(249)	—	(408)
– activities of households	660	142	—	—	802	—	(1)	—	—	(1)
– extra-territorial organisations and bodies activities	10	—	—	—	10	—	—	—	—	—
– government	7,866	671	1	—	8,538	(6)	(2)	(1)	—	(9)
– asset-backed securities	596	15	—	—	611	—	(13)	—	—	(13)
Non-bank financial institutions	52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)
Loans and advances to banks	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)
By geography
Europe	156,474	51,708	6,531	109	214,822	(589)	(1,400)	(2,097)	(51)	(4,137)
– of which: UK	104,534	40,454	4,712	53	149,753	(536)	(1,234)	(1,320)	(33)	(3,123)
Asia	279,985	58,159	3,443	106	341,693	(337)	(383)	(2,040)	(43)	(2,803)
– of which: Hong Kong	156,817	39,257	1,637	45	197,756	(162)	(260)	(751)	(23)	(1,196)
MENA	24,753	7,893	1,952	30	34,628	(91)	(216)	(1,205)	(12)	(1,524)
North America	46,852	18,220	913	—	65,985	(77)	(302)	(281)	—	(660)
Latin America	11,376	4,145	645	32	16,198	(86)	(271)	(314)	(6)	(677)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	262,598	49,008	1,140	2	312,748	(271)	(392)	(100)	(1)	(764)
Financial	120,768	7,526	55	—	128,349	(17)	(33)	(4)	—	(54)
At 31 Dec 2020	383,366	56,534	1,195	2	441,097	(288)	(425)	(104)	(1)	(818)
By geography
Europe	210,141	28,705	851	2	239,699	(152)	(208)	(83)	(1)	(444)
– of which: UK	81,153	17,048	480	1	98,682	(138)	(176)	(72)	(1)	(387)
Asia	63,586	6,311	20	—	69,917	(73)	(43)	(6)	—	(122)
– of which: Hong Kong	26,502	3,639	4	—	30,145	(24)	(22)	(1)	—	(47)
MENA	4,975	1,609	85	—	6,669	(14)	(44)	(2)	—	(60)
North America	102,399	19,360	198	—	121,957	(39)	(124)	(7)	—	(170)
Latin America	2,265	549	41	—	2,855	(10)	(6)	(6)	—	(22)
At 31 Dec 2020	383,366	56,534	1,195	2	441,097	(288)	(425)	(104)	(1)	(818)
1    Included in loans and other credit-related commitments and financial guarantees is $62bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

200	HSBC Holdings plc

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	841,105	(1,465)	196,662	(2,998)	14,662	(6,041)	279	(113)	1,052,708	(10,617)
Transfers of financial instruments	19,285	(638)	(23,361)	888	4,076	(250)	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	400	—	(233)	—	(27)	—	—	—	140
Net new and further lending/ repayments	38,224	20	(32,150)	454	(2,501)	764	6	18	3,579	1,256
Change in risk parameters – credit quality	—	793	—	(234)	—	(1,347)	—	28	—	(760)
Changes to models used for ECL calculation	—	(15)	—	(33)	—	—	—	—	—	(48)
Assets written off	—	—	—	—	(1,085)	1,085	(7)	7	(1,092)	1,092
Credit-related modifications that resulted in derecognition	—	—	—	—	(125)	—	—	—	(125)	—
Foreign exchange and other	(16,872)	43	(3,610)	51	(341)	114	(4)	(4)	(20,827)	204
At 31 Dec 2021	881,742	(862)	137,541	(2,105)	14,686	(5,702)	274	(64)	1,034,243	(8,733)
ECL income statement change for the period		1,198		(46)		(610)		46		588
Recoveries										54
Others										(102)
Total ECL income statement change for the period										540
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $1,884m during the period from $10,617m at 31 December 2020 to $8,733m at 31 December 2021.
This decrease was primarily driven by:
•$1,256m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further lending/repayments;
•$1,092m of assets written off;
•$140m relating to the net remeasurement impact of stage transfers; and
•foreign exchange and other movements of $204m.

These were partly offset by:
•$760m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages; and
•$48m of changes to models used for ECL calculation.
The ECL release for the period of $588m presented in the previous table consisted of $1,256m relating to underlying net book volume movement and $140m relating to the net remeasurement impact of stage transfers. This was partly offset by $760m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages and $48m in changes to models used for ECL calculation.
The net transfer of gross carrying/nominal amounts to stage 1 of $19,285m reflects the overall improvement in the economic outlook as the effects of the Covid-19 outbreak subsided. It was primarily driven by $14,393m in Europe, $8,871m in North America, $3,674m in Middle East and North Africa, and was partly offset by a net transfer out of stage 1 of $8,285m in Asia mainly driven by an increase in Downside scenario weighting for China, reflecting management’s concern for potential deterioration on forward looking credit quality.

HSBC Holdings plc	201

Risk

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	925,652	(867)	88,169	(1,103)	9,289	(3,906)	345	(99)	1,023,455	(5,975)
Transfers of financial instruments	(113,217)	(493)	103,413	770	9,804	(277)	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	476	—	(603)	—	(742)	—	—	—	(869)
Net new and further lending/repayments	10,451	(437)	(2,910)	141	(3,350)	583	(48)	(1)	4,143	286
Changes to risk parameters – credit quality	—	(261)	—	(2,349)	—	(3,120)	—	(39)	—	(5,769)
Changes to models used for ECL calculation	—	137	—	303	—	—	—	—	—	440
Assets written off	—	—	—	—	(1,537)	1,537	(30)	30	(1,567)	1,567
Credit-related modifications that resulted in derecognition	—	—	—	—	(23)	7	—	—	(23)	7
Foreign exchange and other	18,219	(20)	7,990	(157)	479	(123)	12	(4)	26,700	(304)
At 31 Dec 2020	841,105	(1,465)	196,662	(2,998)	14,662	(6,041)	279	(113)	1,052,708	(10,617)
ECL income statement change for the period		(85)		(2,508)		(3,279)		(40)		(5,912)
Recoveries										46
Others										(59)
Total ECL income statement change for the period										(5,925)

Wholesale lending – distribution of financial instruments to which the impairment requirements of IFRS 9 are applied by credit quality
	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By geography
Europe	48,758	49,254	74,240	14,196	6,769	193,217	(2,825)	190,392
– of which: UK	30,390	37,212	48,694	9,192	5,156	130,644	(1,890)	128,754
Asia	155,072	95,626	96,046	4,670	4,198	355,612	(3,354)	352,258
– of which: Hong Kong	74,440	54,703	63,301	3,297	2,150	197,891	(1,592)	196,299
MENA	12,264	7,004	10,321	1,844	1,701	33,134	(1,209)	31,925
North America	11,683	24,663	22,022	5,543	651	64,562	(441)	64,121
Latin America	993	5,736	5,638	2,349	806	15,522	(502)	15,020
At 31 Dec 2021	228,770	182,283	208,267	28,602	14,125	662,047	(8,331)	653,716
Percentage of total credit quality	34.6%	27.5%	31.5%	4.3%	2.1%	100.0%

By geography
Europe	53,373	55,436	81,049	18,327	6,637	214,822	(4,137)	210,685
– of which: UK	35,050	42,476	55,106	12,357	4,764	149,753	(3,123)	146,630
Asia	141,811	93,350	98,488	4,493	3,551	341,693	(2,803)	338,890
– of which: Hong Kong	72,088	52,601	68,826	2,558	1,683	197,756	(1,196)	196,560
MENA	12,398	7,810	10,990	1,448	1,982	34,628	(1,524)	33,104
North America	11,157	22,973	24,978	5,964	913	65,985	(660)	65,325
Latin America	989	5,355	6,127	3,049	678	16,198	(677)	15,521
At 31 Dec 2020	219,728	184,924	221,632	33,281	13,761	673,326	(9,801)	663,525
Percentage of total credit quality	32.6%	27.5%	32.9%	4.9%	2.0%	100.0%
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support calculation of our minimum credit regulatory capital requirement. The credit quality classifications can be found on page 174.

202	HSBC Holdings plc

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost
		Gross carrying amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		400,894	98,911	13,460	274	513,539	(665)	(1,874)	(5,601)	(64)	(8,204)	1.6
– CRR 1	0.000 to 0.053	40,583	599	—	—	41,182	(7)	(1)	—	—	(8)	—	AA- and above
– CRR 2	0.054 to 0.169	78,794	4,843	—	—	83,637	(26)	(43)	—	—	(69)	0.1	A+ to A-
– CRR 3	0.170 to 0.740	139,739	19,199	—	—	158,938	(165)	(145)	—	—	(310)	0.2	BBB+ to BBB-
– CRR 4	0.741 to 1.927	91,268	23,365	—	—	114,633	(218)	(258)	—	—	(476)	0.4	BB+ to BB-
– CRR 5	1.928 to 4.914	45,850	28,375	—	—	74,225	(185)	(424)	—	—	(609)	0.8	BB- to B
– CRR 6	4.915 to 8.860	3,280	11,197	—	—	14,477	(22)	(242)	—	—	(264)	1.8	B-
– CRR 7	8.861 to 15.000	1,101	4,406	—	—	5,507	(24)	(167)	—	—	(191)	3.5	CCC+
– CRR 8	15.001 to 99.999	279	6,927	—	4	7,210	(18)	(594)	—	—	(612)	8.5	CCC to C
– CRR 9/10	100.000	—	—	13,460	270	13,730	—	—	(5,601)	(64)	(5,665)	41.3	D
Non-bank financial institutions		61,086	3,874	395	—	65,355	(44)	(26)	(40)	—	(110)	0.2
– CRR 1	0.000 to 0.053	14,370	122	—	—	14,492	(2)	(1)	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	16,438	43	—	—	16,481	(5)	—	—	—	(5)	—	A+ to A-
– CRR 3	0.170 to 0.740	18,282	1,026	—	—	19,308	(11)	(4)	—	—	(15)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	6,835	1,204	—	—	8,039	(15)	(11)	—	—	(26)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	5,053	1,297	—	—	6,350	(11)	(4)	—	—	(15)	0.2	BB- to B
– CRR 6	4.915 to 8.860	102	98	—	—	200	—	(5)	—	—	(5)	2.5	B-
– CRR 7	8.861 to 15.000	5	25	—	—	30	—	(1)	—	—	(1)	3.3	CCC+
– CRR 8	15.001 to 99.999	1	59	—	—	60	—	—	—	—	—	—	CCC to C
– CRR 9/10	100.000	—	—	395	—	395	—	—	(40)	—	(40)	10.1	D
Banks		81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)	—
– CRR 1	0.000 to 0.053	61,275	10	—	—	61,285	(4)	—	—	—	(4)	—	AA- and above
– CRR 2	0.054 to 0.169	11,628	65	—	—	11,693	(3)	—	—	—	(3)	—	A+ to A-
– CRR 3	0.170 to 0.740	3,935	102	—	—	4,037	(2)	—	—	—	(2)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	4,232	180	—	—	4,412	(5)	—	—	—	(5)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	556	52	—	—	608	—	(1)	—	—	(1)	0.2	BB- to B
– CRR 6	4.915 to 8.860	9	541	—	—	550	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	1	564	—	—	565	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	—	3	—	—	3	—	(2)	—	—	(2)	66.7	CCC to C
– CRR 9/10	100.000	—	—	—	—	—	—	—	—	—	—	—	D
At 31 Dec 2021		543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)	1.3

Corporate and commercial		387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)	1.8
– CRR 1	0.000 to 0.053	36,047	486	—	—	36,533	(8)	(5)	—	—	(13)	—	AA- and above
– CRR 2	0.054 to 0.169	81,298	3,140	—	—	84,438	(42)	(36)	—	—	(78)	0.1	A+ to A-
– CRR 3	0.170 to 0.740	131,540	27,061	—	—	158,601	(262)	(197)	—	—	(459)	0.3	BBB+ to BBB-
– CRR 4	0.741 to 1.927	91,385	35,376	—	—	126,761	(390)	(375)	—	—	(765)	0.6	BB+ to BB-
– CRR 5	1.928 to 4.914	42,214	34,585	—	—	76,799	(330)	(686)	—	—	(1,016)	1.3	BB- to B
– CRR 6	4.915 to 8.860	3,523	14,560	—	—	18,083	(35)	(476)	—	—	(511)	2.8	B-
– CRR 7	8.861 to 15.000	1,111	7,241	—	—	8,352	(21)	(322)	—	—	(343)	4.1	CCC+
– CRR 8	15.001 to 99.999	445	3,838	—	—	4,283	(13)	(347)	—	—	(360)	8.4	CCC to C
– CRR 9/10	100.000	—	—	12,961	277	13,238	—	—	(5,837)	(112)	(5,949)	44.9	D
Non-bank financial institutions		52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)	0.4
– CRR 1	0.000 to 0.053	12,234	28	—	—	12,262	(3)	—	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	15,128	49	—	—	15,177	(5)	(1)	—	—	(6)	—	A+ to A-
– CRR 3	0.170 to 0.740	16,741	4,086	—	—	20,827	(12)	(9)	—	—	(21)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	4,931	3,917	—	—	8,848	(15)	(27)	—	—	(42)	0.5	BB+ to BB-
– CRR 5	1.928 to 4.914	2,859	2,797	—	—	5,656	(10)	(34)	—	—	(44)	0.8	BB- to B
– CRR 6	4.915 to 8.860	103	505	—	—	608	(1)	(22)	—	—	(23)	3.8	B-
– CRR 7	8.861 to 15.000	87	329	—	—	416	—	(9)	—	—	(9)	2.2	CCC+
– CRR 8	15.001 to 99.999	140	123	—	—	263	—	(17)	—	—	(17)	6.5	CCC to C
– CRR 9/10	100.000	—	—	523	—	523	—	—	(100)	—	(100)	19.1	D
Banks		79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)	0.1
– CRR 1	0.000 to 0.053	62,291	46	—	—	62,337	(10)	—	—	—	(10)	—	AA- and above
– CRR 2	0.054 to 0.169	8,835	146	—	—	8,981	(7)	—	—	—	(7)	0.1	A+ to A-
– CRR 3	0.170 to 0.740	5,098	398	—	—	5,496	(5)	(2)	—	—	(7)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,558	168	—	—	2,726	(4)	(4)	—	—	(8)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	799	43	—	—	842	(1)	(1)	—	—	(2)	0.2	BB- to B
– CRR 6	4.915 to 8.860	71	20	—	—	91	(6)	—	—	—	(6)	6.6	B-
– CRR 7	8.861 to 15.000	2	1	—	—	3	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	—	1,182	—	—	1,182	—	(2)	—	—	(2)	0.2	CCC to C
– CRR 9/10	100.000	—	—	—	—	—	—	—	—	—	—	—	D
At 31 Dec 2020		519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)	1.5

HSBC Holdings plc	203

Risk
Commercial real estate
Commercial real estate lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK and the US.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better capitalised developers involved in residential construction or assets supporting economic expansion.
Commercial real estate lending declined $7.5bn, including adverse foreign exchange movements of $1.2bn, mainly in the UK and, to a lesser extent, within the US.

Commercial real estate lending
							Of which:
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	20,317	56,734	781	8,328	1,073	87,233	14,235	42,951
Stage 2	3,505	17,103	569	1,265	218	22,660	2,781	13,300
Stage 3	1,062	543	206	9	249	2,069	905	435
POCI	—	98	—	—	—	98	—	98
At 31 Dec 2021	24,884	74,478	1,556	9,602	1,540	112,060	17,921	56,784
– of which: renegotiated loans	440	251	145	—	—	836	436	170
Allowance for ECL	(450)	(693)	(158)	(26)	(130)	(1,457)	(366)	(604)

Gross loans and advances
Stage 1	22,639	63,276	1,147	7,373	1,269	95,704	16,207	48,735
Stage 2	5,549	11,686	436	4,093	381	22,145	4,299	9,105
Stage 3	1,114	37	250	42	240	1,683	966	18
POCI	1	—	—	—	—	1	—	—
At 31 Dec 2020	29,303	74,999	1,833	11,508	1,890	119,533	21,472	57,858
– of which: renegotiated loans	751	3	201	—	—	955	744	—
Allowance for ECL	(650)	(117)	(190)	(64)	(120)	(1,141)	(575)	(65)
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

Commercial real estate gross loans and advances maturity analysis
							Of which:
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
On demand, overdrafts or revolving
< 1 year	12,980	26,736	478	5,961	336	46,491	10,546	20,466
1–2 years	4,794	18,192	159	1,098	280	24,523	3,921	14,399
2–5 years	5,352	26,668	631	2,297	559	35,507	2,805	19,562
> 5 years	1,758	2,882	288	246	365	5,539	649	2,357
At 31 Dec 2021	24,884	74,478	1,556	9,602	1,540	112,060	17,921	56,784

On demand, overdrafts or revolving
< 1 year	13,728	25,075	750	5,793	263	45,609	12,131	19,998
1–2 years	6,373	18,396	119	3,112	434	28,434	4,991	13,237
2–5 years	6,241	27,699	668	2,288	927	37,823	3,135	21,694
> 5 years	2,961	3,829	296	315	266	7,667	1,215	2,929
At 31 Dec 2020	29,303	74,999	1,833	11,508	1,890	119,533	21,472	57,858

204	HSBC Holdings plc

The following table presents the Group’s total exposure to mainland China commercial real estate at 31 December 2021, by country/territory and credit quality. Mainland China reported real estate exposures comprise exposures booked in mainland China and offshore where the ultimate parent and beneficial owner is based in mainland China, and all exposures booked on mainland China balance sheets.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	9,903	6,811	410	17,124
Guarantees issued and others[2]	1,747	2,376	79	4,202
Total mainland China commercial real estate exposure at 31 Dec 2021	11,650	9,187	489	21,326
Distribution of mainland China commercial real estate exposure by credit quality
– Strong	3,543	3,864	155	7,562
– Good	2,652	2,354	73	5,079
– Satisfactory	3,383	2,855	106	6,344
– Sub-standard	1,570	12	155	1,737
– Credit impaired	502	102	—	604
At 31 Dec 2021	11,650	9,187	489	21,326
Allowance for ECL	560	49	2	611
1 Amounts represent gross carrying amount.
2 Amounts represent nominal amount.
At 31 December 2021, the Group had no direct credit exposure to developers in the ‘red’ category of the Chinese government’s ‘three red lines’ framework. The Group’s exposures related to companies whose primary activities are focused on residential, commercial and mixed-use real estate activities. Lending is generally focused on tier 1 and 2 cities.
Booked in Hong Kong are higher risk exposures to a combination of state and privately owned enterprises. This portfolio had 89% of exposure booked with a credit quality of ‘satisfactory’ or above, but had a higher degree of uncertainty due to tightening liquidity and increased refinancing risks. In addition, offshore exposures are typically higher risk than onshore exposures. At 31 December 2021, the Group had allowances for ECL of $560m held against mainland China commercial real estate exposures booked in Hong Kong. We will continue to monitor the prevailing situation closely.
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
CDS mitigants are held at portfolio level and are not included in the expected credit loss calculations. CDS mitigants are not reported in the following tables.
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
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV

HSBC Holdings plc	205

Risk
figures use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 352.
Commercial real estate loans and advances
The value of commercial real estate collateral is determined by using a combination of external and internal valuations and physical inspections. For commercial real estate, where the facility exceeds regulatory threshold requirements, Group policy requires an independent review of the valuation at least every three years, or more frequently as the need arises.
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
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Not collateralised	50,603	0.1	7,623	0.4	23,864	—
Fully collateralised	71,769	0.1	13,139	0.2	32,951	—
LTV ratio:
– less than 50%	35,984	0.1	4,142	0.2	22,645	—
– 51% to 75%	26,390	0.1	6,460	0.2	8,082	—
– 76% to 90%	5,284	0.2	1,859	0.2	1,181	—
– 91% to 100%	4,111	0.1	678	—	1,043	0.1
Partially collateralised (A):	5,429	0.1	2,018	0.1	714	—
– collateral value on A	2,942		874		447
Total	127,801	0.1	22,780	0.3	57,529	—
Stage 2
Not collateralised	11,729	4.3	1,970	0.9	7,758	5.9
Fully collateralised	12,741	1.1	1,131	2.3	6,385	0.4
LTV ratio:
– less than 50%	5,759	1.0	605	3.1	3,633	0.3
– 51% to 75%	4,804	1.1	471	1.3	2,389	0.5
– 76% to 90%	757	1.5	43	—	269	0.4
– 91% to 100%	1,421	1.5	12	—	94	—
Partially collateralised (B):	1,783	2.7	366	0.3	172	2.9
– collateral value on B	930		223		70
Total	26,253	2.7	3,467	1.3	14,315	3.4
Stage 3
Not collateralised	828	40.9	407	42.0	198	35.9
Fully collateralised	1,176	22.0	346	5.2	290	11.0
LTV ratio:
– less than 50%	645	19.8	36	2.8	284	10.9
– 51% to 75%	286	9.1	250	5.2	—	—
– 76% to 90%	62	14.5	11	—	2	—
– 91% to 100%	183	52.5	49	8.2	4	25.0
Partially collateralised (C):	265	47.9	204	49.0	—	—
– collateral value on C	149		97		—
Total	2,269	32.0	957	30.2	488	21.1
POCI
Not collateralised	—	—	—	—	—	—
Fully collateralised	98	—	—	—	98	—
LTV ratio:
– less than 50%	98	—	—	—	98	—
– 51% to 75%	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—
Partially collateralised (D):	—	—	—	—	—	—
– collateral value on D	—		—		—
Total	98	—	—	—	98	—
At 31 Dec 2021	156,421	1.0	27,204	1.5	72,430	0.8

206	HSBC Holdings plc

Wholesale lending – commercial real estate loans and advances including loan commitments by level of collateral for key countries/territories (by stage) (continued)
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Not collateralised	55,376	0.1	7,205	0.6	29,422	—
Fully collateralised	71,915	0.2	14,053	0.2	33,386	—
LTV ratio:
– less than 50%	36,408	0.1	4,665	0.3	22,361	—
– 51% to 75%	26,081	0.2	7,031	0.2	9,091	—
– 76% to 90%	5,098	0.3	1,932	0.2	1,093	—
– 91% to 100%	4,328	0.3	425	0.5	841	—
Partially collateralised (A):	5,477	0.2	1,463	0.1	769	—
– collateral value on A	3,486		912		594
Total	132,768	0.1	22,721	0.4	63,577	—
Stage 2
Not collateralised	8,710	1.3	3,337	2.2	1,084	0.1
Fully collateralised	18,383	1.0	2,534	1.6	8,719	0.5
LTV ratio:
– less than 50%	8,544	0.8	1,132	1.5	5,359	0.4
– 51% to 75%	8,097	1.1	1,020	2.0	2,955	0.8
– 76% to 90%	849	1.1	350	0.9	319	0.3
– 91% to 100%	893	1.0	32	3.1	86	—
Partially collateralised (B):	1,260	1.0	713	0.8	196	1.0
– collateral value on B	517		246		147
Total	28,353	1.1	6,584	1.8	9,999	0.5
Stage 3
Not collateralised	1,038	45.3	635	50.7	—	—
Fully collateralised	583	11.5	348	9.5	20	5.0
LTV ratio:
– less than 50%	177	13.6	56	5.4	11	—
– 51% to 75%	161	15.5	128	12.5	3	—
– 76% to 90%	149	6.7	139	5.8	—	—
– 91% to 100%	96	8.3	25	24.0	6	16.7
Partially collateralised (C):	474	45.6	195	27.7	—	—
– collateral value on C	331		120		—
Total	2,095	35.9	1,178	34.7	20	5.0
POCI
Not collateralised	—	—	—	—	—	—
Fully collateralised	1	—	—	—	—	—
LTV ratio:
– less than 50%	1	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—
Partially collateralised (D):	—	—	—	—	—	—
– collateral value on D	—	—	—	—	—	—
Total	1	—	—	—	—	—
At 31 Dec 2020	163,217	0.8	30,483	2.0	73,596	0.1

HSBC Holdings plc	207

Risk

Wholesale lending – commercial real estate loans and advances including loan commitments by level of collateral for key countries/territories
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Rated CRR/PD1 to 7
Not collateralised	61,279	0.5	9,586	0.5	30,917	0.6
Fully collateralised	83,456	0.2	14,218	0.2	38,817	0.1
Partially collateralised (A):	7,059	0.5	2,379	0.2	886	0.6
– collateral value on A	3,729		1,092		517
Total	151,794	0.3	26,183	0.3	70,620	0.3
Rated CRR/PD8
Not collateralised	1,053	26.5	7	42.9	705	38.6
Fully collateralised	1,054	3.8	52	38.5	519	2.1
LTV ratio:
– less than 50%	503	4.8	41	41.5	378	0.8
– 51% to 75%	447	3.1	8	25.0	137	5.8
– 76% to 90%	60	1.7	1	—	4	—
– 91% to 100%	44	2.3	2	—	—	—
Partially collateralised (B):	153	15.0	5	20.0	—	—
– collateral value on B	143		5		—
Total	2,260	15.1	64	37.5	1,224	23.1
Rated CRR/PD9 to 10
Not collateralised	828	40.9	407	42.0	198	35.9
Fully collateralised	1,274	20.3	346	5.2	388	8.2
LTV ratio:
– less than 50%	743	17.2	36	2.8	382	8.1
– 51% to 75%	286	9.1	250	5.2	—	—
– 76% to 90%	62	14.5	11	—	2	—
– 91% to 100%	183	52.5	49	8.2	4	25.0
Partially collateralised (C):	265	47.9	204	49.0	—	—
– collateral value on C	149		97		—
Total	2,367	30.6	957	30.2	586	17.6
At 31 Dec 2021	156,421	1.0	27,204	1.5	72,430	0.8

Rated CRR/PD1 to 7
Not collateralised	64,046	0.3	10,527	1.1	30,506	—
Fully collateralised	89,664	0.3	16,483	0.4	41,861	0.1
Partially collateralised (A):	6,728	0.4	2,174	0.3	965	0.2
– collateral value on A	3,994		1,157		741
Total	160,438	0.3	29,184	0.6	73,332	—
Rated CRR/PD8
Not collateralised	40	22.5	15	6.7	—	—
Fully collateralised	634	8.2	104	12.5	244	12.7
LTV ratio:
– less than 50%	282	7.1	15	6.7	102	11.8
– 51% to 75%	321	9.0	75	13.3	138	13.0
– 76% to 90%	14	21.4	5	20.0	4	25.0
– 91% to 100%	17	—	9	—	—	—
Partially collateralised (B):	9	11.1	2	50.0	—	—
– collateral value on B	9		1		—
Total	683	9.1	121	12.4	244	12.7
Rated CRR/PD9 to 10
Not collateralised	1,038	45.3	635	50.7	—	—
Fully collateralised	584	11.5	348	9.5	20	5.0
LTV ratio:
– less than 50%	178	13.5	56	5.4	11	—
– 51% to 75%	161	15.5	128	12.5	3	—
– 76% to 90%	149	6.7	139	5.8	—	—
– 91% to 100%	96	8.3	25	24.0	6	16.7
Partially collateralised (C):	474	45.6	195	27.7	—	—
– collateral value on C	331		120		—
Total	2,096	35.9	1,178	34.7	20	5.0
At 31 Dec 2020	163,217	0.8	30,483	2.0	73,596	0.1

208	HSBC Holdings plc

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
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Not collateralised	624,935	0.1	112,188	0.2	111,948	—
Fully collateralised	112,905	0.1	22,971	0.2	45,479	0.1
LTV ratio:
– less than 50%	40,636	0.1	6,512	0.2	16,915	—
– 51% to 75%	38,709	0.1	9,431	0.2	16,533	0.1
– 76% to 90%	13,284	0.1	2,556	0.1	4,920	0.1
– 91% to 100%	20,276	0.1	4,472	—	7,111	0.1
Partially collateralised (A):	64,058	0.1	8,665	0.1	20,358	—
– collateral value on A	30,890		4,826		9,322
Total	801,898	0.1	143,824	0.2	177,785	—
Stage 2
Not collateralised	85,394	1.1	18,562	2.0	8,310	1.1
Fully collateralised	32,019	1.1	8,231	1.3	11,503	0.7
LTV ratio:
– less than 50%	10,892	1.2	3,148	1.5	3,378	0.5
– 51% to 75%	14,281	1.1	4,161	1.2	5,202	0.9
– 76% to 90%	2,752	1.2	687	1.5	1,148	0.9
– 91% to 100%	4,094	0.9	235	1.7	1,775	0.2
Partially collateralised (B):	12,484	1.0	1,824	1.9	1,788	0.4
– collateral value on B	6,675		937		785
Total	129,897	1.1	28,617	1.8	21,601	0.8
Stage 3
Not collateralised	8,122	47.3	2,979	21.6	732	74.7
Fully collateralised	2,278	12.7	1,212	3.4	240	2.1
LTV ratio:
– less than 50%	603	20.9	249	4.8	76	—
– 51% to 75%	1,110	5.0	786	1.4	110	3.6
– 76% to 90%	295	11.5	115	9.6	26	—
– 91% to 100%	270	27.4	62	9.7	28	3.6
Partially collateralised (C):	2,134	38.7	318	35.5	616	28.9
– collateral value on C	1,200		186		358
Total	12,534	39.6	4,509	17.7	1,588	46.0
POCI
Not collateralised	114	36.0	28	21.4	4	—
Fully collateralised	61	34.4	—	—	57	36.8
LTV ratio:
– less than 50%	—	—	—	—	—	—
– 51% to 75%	57	36.8	—	—	57	36.8
– 76% to 90%	—	—	—	—	—	—
– 91% to 100%	4	—	—	—	—	—
Partially collateralised (D):	2	100.0	—	—	—	—
– collateral value on D	2		—		—
Total	177	36.2	28	21.4	61	34.4
At 31 Dec 2021	944,506	0.8	176,978	0.9	201,035	0.5

HSBC Holdings plc	209

Risk

Wholesale lending – other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries/territories (by stage) (continued)
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Not collateralised	617,592	0.2	122,554	0.4	95,061	0.1
Fully collateralised	110,528	0.2	28,232	0.3	40,207	0.1
LTV ratio:
– less than 50%	37,991	0.1	7,367	0.3	14,744	0.1
– 51% to 75%	36,696	0.2	11,891	0.3	13,961	0.2
– 76% to 90%	13,542	0.2	2,624	0.4	6,522	0.1
– 91% to 100%	22,299	0.1	6,350	0.1	4,980	0.1
Partially collateralised (A):	52,892	0.2	6,826	0.5	19,163	0.1
– collateral value on A	25,903		3,524		9,208
Total	781,012	0.2	157,612	0.4	154,431	0.1
Stage 2
Not collateralised	118,959	1.6	37,430	2.6	19,466	0.4
Fully collateralised	37,753	1.3	9,316	2.1	15,044	0.8
LTV ratio:
– less than 50%	11,992	1.3	2,498	1.5	3,920	0.7
– 51% to 75%	16,982	1.6	5,715	2.2	6,657	1.0
– 76% to 90%	3,727	1.2	502	3.2	2,150	0.7
– 91% to 100%	5,052	0.9	601	2.0	2,317	0.3
Partially collateralised (B):	16,829	1.5	3,984	2.7	3,849	0.9
– collateral value on B	9,425		1,714		2,104
Total	173,541	1.5	50,730	2.5	38,359	0.6
Stage 3
Not collateralised	7,852	50.0	2,793	28.5	865	66.0
Fully collateralised	1,939	17.3	585	7.9	342	6.4
LTV ratio:
– less than 50%	637	24.0	151	8.6	83	6.0
– 51% to 75%	526	19.0	182	12.6	128	4.7
– 76% to 90%	294	9.2	211	1.9	49	14.3
– 91% to 100%	482	11.6	41	14.6	82	4.9
Partially collateralised (C):	2,847	35.5	553	23.1	592	26.4
– collateral value on C	1,619		337		322
Total	12,638	41.7	3,931	24.7	1,799	41.6
POCI
Not collateralised	211	39.8	54	63.0	1	—
Fully collateralised	63	41.3	—	—	45	51.1
LTV ratio:
– less than 50%	6	50.0	—	—	—	—
– 51% to 75%	11	9.1	—	—	11	9.1
– 76% to 90%	34	64.7	—	—	34	64.7
– 91% to 100%	12	—	—	—	—	—
Partially collateralised (D):	4	75.0	—	—	—	—
– collateral value on D	4		—		—
Total	278	40.6	54	63.0	46	50.0
At 31 Dec 2020	967,469	1.0	212,327	1.3	194,635	0.6

210	HSBC Holdings plc

Wholesale lending – other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries/territories
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Rated CRR/PD8
Not collateralised	4,790	3.9	1,587	3.1	79	30.4
Fully collateralised	1,653	3.9	259	6.6	32	—
LTV ratio:
– less than 50%	803	3.5	113	6.2	2	—
– 51% to 75%	583	3.8	110	8.2	1	—
– 76% to 90%	116	5.2	23	4.3	29	—
– 91% to 100%	151	5.3	13	—	—	—
Partially collateralised (A):	1,253	3.7	138	8.0	11	—
– collateral value on A	921		40		6
Total	7,696	3.9	1,984	3.9	122	20.5
Rated CRR/PD9 to 10
Not collateralised	8,239	47.1	3,007	21.5	736	74.3
Fully collateralised	2,335	13.3	1,212	3.4	297	9.1
LTV ratio:
– less than 50%	604	20.9	249	4.8	75	—
– 51% to 75%	1,166	6.7	786	1.4	168	14.9
– 76% to 90%	295	11.5	115	9.6	26	—
– 91% to 100%	270	27.4	62	9.7	28	3.6
Partially collateralised (B):	2,137	38.7	318	35.5	616	28.9
– collateral value on B	1,203		186		358
Total	12,711	39.5	4,537	17.7	1,649	45.6
At 31 Dec 2021	20,407	26.1	6,521	13.5	1,771	43.8

Rated CRR/PD8
Not collateralised	3,787	7.1	924	8.7	103	25.2
Fully collateralised	1,107	5.2	171	9.4	15	—
LTV ratio:
– less than 50%	269	4.1	29	10.3	1	—
– 51% to 75%	480	6.3	87	6.9	—	—
– 76% to 90%	140	5.0	13	23.1	14	—
– 91% to 100%	218	4.1	42	9.5	—	—
Partially collateralised (A):	493	8.1	174	9.2	27	3.7
– collateral value on A	352		83		13
Total	5,387	6.8	1,269	8.7	145	18.6
Rated CRR/PD9 to 10
Not collateralised	8,062	49.7	2,847	29.1	865	66.0
Fully collateralised	2,003	18.1	585	7.9	388	11.6
LTV ratio:
– less than 50%	644	24.2	151	8.6	84	6.0
– 51% to 75%	538	18.8	182	12.6	139	5.0
– 76% to 90%	327	15.0	211	1.9	83	34.9
– 91% to 100%	494	11.3	41	14.6	82	4.9
Partially collateralised (B):	2,851	35.6	553	23.1	592	26.4
– collateral value on B	1,623		337		322
Total	12,916	41.7	3,985	25.2	1,845	41.8
At 31 Dec 2020	18,303	31.4	5,254	21.2	1,990	40.2
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
Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described on page 386 of the financial statements.
•The Group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted, as well as loan and other credit-related commitments. Depending on the terms of the arrangement, we may use additional credit mitigation if a guarantee is called upon or a loan commitment is drawn and subsequently defaults.
For further information on these arrangements, see Note 32 on the financial statements.

HSBC Holdings plc	211

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

Notional contract amounts and fair values of derivatives
	2021			2020
	Notional	Fair value		Notional	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	$m	$m	$m	$m	$m	$m
Total OTC derivatives	21,964,665	246,108	241,136	22,749,280	372,373	368,010
– total OTC derivatives cleared by central counterparties	10,086,344	59,147	60,686	9,898,260	74,054	75,253
– total OTC derivatives not cleared by central counterparties	11,878,321	186,961	180,450	12,851,020	298,319	292,757
Total exchange traded derivatives	1,359,692	4,152	3,306	1,332,438	4,456	4,094
Gross	23,324,357	250,260	244,442	24,081,718	376,829	372,104
Offset		(53,378)	(53,378)		(69,103)	(69,103)
At 31 Dec		196,882	191,064		307,726	303,001
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
See page 406 and Note 30 on the financial statements for details regarding legally enforceable right of offset in the event of counterparty default and collateral received in respect of derivatives.
Personal lending
This section presents further disclosures related to personal lending. It provides details of the regions, countries and products that are driving the change observed in personal loans and advances to customers, with the impact of foreign exchange separately identified. Additionally, Hong Kong and UK mortgage book LTV data is provided.
This section also provides a reconciliation of the opening 1 January 2021 to 31 December 2021 closing gross carrying/nominal amounts and associated allowance for ECL. Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loan and other credit-related commitments and financial guarantees.

At 31 December 2021, total personal lending for loans and advances to customers of $478bn increased by $17.5bn compared with 31 December 2020. This increase included adverse foreign exchange movements of $6.4bn. Excluding foreign exchange movements, there was growth of $24.0bn, primarily driven by $11.4bn in Asia and $10.2bn in Europe. The allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and guarantees and foreign exchange movements, decreased $1.5bn to $3.1bn at 31 December 2021.
Excluding foreign exchange movements, total personal lending was primarily driven by mortgage growth, which grew by $22.8bn. Mortgages grew $10.1bn in the UK; $9.9bn in Asia, notably $6.6bn in Hong Kong and $2.1bn in Australia; and $3.4bn in Canada. This was partly offset by a decrease of $1.8bn due to domestic mass market retail banking in the US being reclassified to assets held for sale. The allowance for ECL, excluding foreign exchange, attributable to mortgages of $0.7bn decreased by $0.1bn compared with 31 December 2020.
The quality of both our Hong Kong and UK mortgage books remained high, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 62%, compared with an estimated 47% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 67%, compared with an estimated 51% for the overall mortgage portfolio.
Excluding foreign exchange movements, other personal lending balances at 31 December 2021 increased by $1.2bn compared with 31 December 2020, mainly from unsecured personal lending in Hong Kong (up $1.0bn) and in Latin America (up $0.7bn), as well as from guaranteed loans in respect of residential property in France (up $0.8bn). These were offset by a decrease in credit cards mainly in the US (down $0.9bn).
The allowance for ECL, excluding foreign exchange, attributable to other personal lending of $2.4bn decreased by $1.5bn compared with 31 December 2020. Excluding foreign exchange, the allowance for ECL attributable to credit cards decreased by $0.9bn while unsecured personal lending decreased by $0.6bn.

212	HSBC Holdings plc

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	360,686	7,637	3,045	371,368	(128)	(131)	(416)	(675)
– of which: interest only (including offset)	28,506	1,795	255	30,556	(5)	(24)	(81)	(110)
– affordability (including US adjustable rate mortgages)	13,621	712	452	14,785	(6)	(6)	(5)	(17)
Other personal lending	96,270	8,802	1,897	106,969	(530)	(1,088)	(810)	(2,428)
– second lien residential mortgages	314	44	37	395	(1)	(4)	(9)	(14)
– guaranteed loans in respect of residential property	20,643	731	236	21,610	(9)	(7)	(42)	(58)
– other personal lending which is secured	36,533	1,096	366	37,995	(21)	(15)	(120)	(156)
– credit cards	18,623	3,897	338	22,858	(246)	(675)	(214)	(1,135)
– other personal lending which is unsecured	18,743	2,820	915	22,478	(240)	(378)	(421)	(1,039)
– motor vehicle finance	1,414	214	5	1,633	(13)	(9)	(4)	(26)
– IPO loans	—	—	—	—	—	—	—	—
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)
By geography
Europe	212,284	5,639	2,148	220,071	(199)	(499)	(637)	(1,335)
– of which: UK	176,547	4,668	1,488	182,703	(167)	(480)	(399)	(1,046)
Asia	187,391	7,796	1,303	196,490	(158)	(381)	(226)	(765)
– of which: Hong Kong	125,854	4,959	202	131,015	(65)	(231)	(43)	(339)
MENA	4,965	252	202	5,419	(38)	(40)	(94)	(172)
North America	43,489	2,126	1,005	46,620	(43)	(67)	(118)	(228)
Latin America	8,827	626	284	9,737	(220)	(232)	(151)	(603)
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	57,109	558	107	57,774	(11)	(1)	—	(12)
– of which: UK	54,704	407	104	55,215	(10)	(1)	—	(11)
Asia	160,248	894	21	161,163	—	—	—	—
– of which: Hong Kong	121,597	292	19	121,908	—	—	—	—
MENA	2,568	30	16	2,614	(5)	—	—	(5)
North America	15,039	251	23	15,313	(15)	(1)	—	(16)
Latin America	3,920	29	2	3,951	(6)	—	—	(6)
At 31 Dec 2021	238,884	1,762	169	240,815	(37)	(2)	—	(39)

Total personal lending for loans and advances to customers at amortised cost by stage distribution (continued)[1]
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	336,666	12,233	3,383	352,282	(125)	(188)	(442)	(755)
– of which: interest only (including offset)	29,143	3,074	351	32,568	(9)	(19)	(88)	(116)
– affordability (including US adjustable rate mortgages)	13,265	2,209	606	16,080	(11)	(11)	(5)	(27)
Other personal lending	93,468	12,831	2,228	108,527	(702)	(2,214)	(1,060)	(3,976)
– second lien residential mortgages	593	100	51	744	(3)	(9)	(10)	(22)
– guaranteed loans in respect of residential property	21,558	835	159	22,552	(4)	(7)	(32)	(43)
– other personal lending which is secured	36,230	1,357	448	38,035	(13)	(19)	(127)	(159)
– credit cards	17,327	5,292	680	23,299	(386)	(1,281)	(380)	(2,047)
– other personal lending which is unsecured	16,338	5,096	882	22,316	(288)	(888)	(506)	(1,682)
– motor vehicle finance	1,374	151	8	1,533	(8)	(10)	(5)	(23)
– IPO loans	48	—	—	48	—	—	—	—
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)
By geography
Europe	200,120	11,032	2,511	213,663	(247)	(1,271)	(826)	(2,344)
– of which: UK	163,338	9,476	1,721	174,535	(223)	(1,230)	(545)	(1,998)
Asia	178,175	7,969	1,169	187,313	(234)	(446)	(241)	(921)
– of which: Hong Kong	118,252	5,133	206	123,591	(102)	(237)	(48)	(387)
MENA	4,879	403	251	5,533	(54)	(112)	(152)	(318)
North America	40,387	4,613	1,378	46,378	(93)	(200)	(132)	(425)
Latin America	6,573	1,047	302	7,922	(199)	(373)	(151)	(723)
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)
1    During the period, the Group has re-presented the other personal lending with additional granularity.

HSBC Holdings plc	213

Risk

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	56,920	719	96	57,735	(22)	(2)	—	(24)
– of which: UK	54,348	435	92	54,875	(21)	(2)	—	(23)
Asia	156,057	790	11	156,858	—	—	—	—
– of which: Hong Kong	118,529	10	10	118,549	—	—	—	—
MENA	2,935	46	8	2,989	(1)	—	—	(1)
North America	15,835	124	38	15,997	(11)	—	—	(11)
Latin America	3,462	28	1	3,491	(5)	—	—	(5)
At 31 Dec 2020	235,209	1,707	154	237,070	(39)	(2)	—	(41)
Exposure to UK interest-only mortgage loans
The following information is presented for HSBC branded UK interest-only mortgage loans with balances of $15.2bn. This excludes offset mortgages in the first direct brand and Private Bank mortgages.
At the end of 2021, the average LTV ratio in the portfolio was 40% and 99% of mortgages had an LTV ratio of 75% or less.
Of the interest-only mortgage loans that expired in 2019, 89%

were repaid within 12 months of expiry with a total of 91% being repaid within 24 months of expiry. For those expiring during 2020, 73% were repaid within 12 months of expiry. The drop in the amount fully repaid within the 12 months is explained by the extensions granted as part of the FCA guidance on helping borrowers with maturing interest-only mortgages during the pandemic that ended in October 2021. Excluding the extensions, only $3.9m remains outstanding.
The profile of maturing UK interest-only loans is as follows:

UK interest-only mortgage loans
$m
Expired interest-only mortgage loans	167
Interest-only mortgage loans by maturity
– 2022	267
– 2023	401
– 2024	330
– 2025	420
– 2026–2030	3,288
– post-2030	10,333
At 31 Dec 2021	15,206

Expired interest-only mortgage loans	169
Interest-only mortgage loans by maturity
– 2021	356
– 2022	392
– 2023	500
– 2024	407
– 2025–2029	3,317
– post-2030	9,914
At 31 Dec 2020	15,055
Exposure to offset mortgage in first direct
The offset mortgage in first direct is a flexible way for our customers to take control of their finances. It works by grouping together the customer’s mortgage, savings and current accounts to offset their credit and debit balances against their mortgage exposure.

At 31 December 2021, exposures were worth a total $7.0bn with an average LTV ratio of 35% (31 December 2020: $8.6bn exposure and 37% LTV ratio).

214	HSBC Holdings plc

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	665,346	(866)	26,770	(2,405)	5,762	(1,503)	697,878	(4,774)
Transfers of financial instruments	1,822	(1,154)	(4,502)	1,713	2,680	(559)	—	—
Net remeasurement of ECL arising from transfer of stage	—	825	—	(363)	—	(7)	—	455
Net new and further lending/repayments	39,946	148	(2,877)	533	(1,517)	270	35,552	951
Change in risk parameters – credit quality	—	318	—	(778)	—	(1,007)	—	(1,467)
Changes to models used for ECL calculation	—	(2)	—	—	—	1	—	(1)
Assets written off	—	—	—	—	(1,525)	1,520	(1,525)	1,520
Foreign exchange and other[1]	(11,274)	36	(1,190)	79	(289)	59	(12,753)	174
At 31 Dec 2021	695,840	(695)	18,201	(1,221)	5,111	(1,226)	719,152	(3,142)
ECL income statement change for the period		1,289		(608)		(743)		(62)
Recoveries								355
Other								(9)
Total ECL income statement change for the period								284
1 Total includes $3.0bn of gross carrying loans and advances to customers, which were classified to assets held for sale and a corresponding allowance for ECL of $123m, reflecting our exit of the domestic mass market retail banking in the US.
As shown in the above table, the allowance for ECL for loans and advances to customers and relevant loan commitments and financial guarantees decreased $1,632m during the period from $4,774m at 31 December 2020 to $3,142m at 31 December 2021.
This decrease was primarily driven by:
•$1,520m of assets written off;
•$951m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further lending/repayment;
•$455m relating to the net remeasurement impact of stage transfers; and
•foreign exchange and other movements of $174m.
These were partly offset by:
•$1,467m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages.
The ECL charge for the period of $62m presented in the above table consisted of $1,467m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages. This was partly offset by $951m relating to underlying net book volume movements and $455m relating to the net remeasurement impact of stage transfers.
The net transfer of gross carrying/nominal amounts to stage 1 of $1,822m reflects the overall improvement in the economic outlook as the effects of the Covid-19 outbreak subsided. It was primarily driven by $2,854m in Europe and $1,074m in North America, and was partly offset by a net transfer out of stage 1 of $2,346m in Asia, mainly driven by management judgemental adjustments primarily in Hong Kong during 1H21.

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	635,961	(597)	17,382	(1,338)	5,046	(1,215)	658,389	(3,150)
Transfers of financial instruments	(16,019)	(629)	13,370	1,181	2,649	(552)	—	—
Net remeasurement of ECL arising from transfer of stage	—	431	—	(555)	—	(8)	—	(132)
Net new and further lending/repayments	30,891	101	(5,407)	408	(677)	150	24,807	659
Change in risk parameters – credit quality	—	(147)	—	(2,025)	—	(1,258)	—	(3,430)
Changes to models used for ECL calculation	—	(3)	—	(9)	—	5	—	(7)
Assets written off	—	—	—	—	(1,409)	1,407	(1,409)	1,407
Foreign exchange and other	14,513	(22)	1,425	(67)	153	(32)	16,091	(121)
At 31 Dec 2020	665,346	(866)	26,770	(2,405)	5,762	(1,503)	697,878	(4,774)
ECL income statement change for the period		382		(2,181)		(1,111)		(2,910)
Recoveries								280
Other								(25)
Total ECL income statement change for the period								(2,655)

HSBC Holdings plc	215

Risk

Personal lending – credit risk profile by internal PD band for loans and advances to customers at amortised cost
		Gross carrying amount				Allowance for ECL
	PD range[1]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
First lien residential mortgages		360,686	7,637	3,045	371,368	(128)	(131)	(416)	(675)	0.2
– Band 1	0.000 to 0.250	310,042	451	—	310,493	(30)	(5)	—	(35)	—
– Band 2	0.251 to 0.500	19,741	203	—	19,944	(7)	(2)	—	(9)	—
– Band 3	0.501 to 1.500	25,835	1,936	—	27,771	(79)	(8)	—	(87)	0.3
– Band 4	1.501 to 5.000	4,976	2,657	—	7,633	(12)	(30)	—	(42)	0.6
– Band 5	5.001 to 20.000	88	1,416	—	1,504	—	(35)	—	(35)	2.3
– Band 6	20.001 to 99.999	4	974	—	978	—	(51)	—	(51)	5.2
– Band 7	100.000	—	—	3,045	3,045	—	—	(416)	(416)	13.7
Other personal lending		96,270	8,802	1,897	106,969	(530)	(1,088)	(810)	(2,428)	2.3
– Band 1	0.000 to 0.250	45,049	187	—	45,236	(50)	(13)	—	(63)	0.1
– Band 2	0.251 to 0.500	12,625	605	—	13,230	(27)	(6)	—	(33)	0.2
– Band 3	0.501 to 1.500	22,791	1,518	—	24,309	(102)	(30)	—	(132)	0.5
– Band 4	1.501 to 5.000	13,006	2,360	—	15,366	(213)	(108)	—	(321)	2.1
– Band 5	5.001 to 20.000	2,732	3,257	—	5,989	(138)	(554)	—	(692)	11.6
– Band 6	20.001 to 99.999	67	875	—	942	—	(377)	—	(377)	40.0
– Band 7	100.000	—	—	1,897	1,897	—	—	(810)	(810)	42.7
At 31 Dec 2021		456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)	0.6

First lien residential mortgages		336,666	12,233	3,383	352,282	(125)	(188)	(442)	(755)	0.2
– Band 1	0.000 to 0.250	284,252	1,283	—	285,535	(36)	(3)	—	(39)	—
– Band 2	0.251 to 0.500	16,259	302	—	16,561	(9)	(3)	—	(12)	0.1
– Band 3	0.501 to 1.500	27,055	1,755	—	28,810	(64)	(8)	—	(72)	0.2
– Band 4	1.501 to 5.000	8,858	5,134	—	13,992	(15)	(32)	—	(47)	0.3
– Band 5	5.001 to 20.000	238	1,806	—	2,044	(1)	(41)	—	(42)	2.1
– Band 6	20.001 to 99.999	4	1,953	—	1,957	—	(101)	—	(101)	5.2
– Band 7	100.000	—	—	3,383	3,383	—	—	(442)	(442)	13.1
Other personal lending		93,468	12,831	2,228	108,527	(702)	(2,214)	(1,060)	(3,976)	3.7
– Band 1	0.000 to 0.250	41,565	589	—	42,154	(96)	(8)	—	(104)	0.2
– Band 2	0.251 to 0.500	13,053	518	—	13,571	(31)	(63)	—	(94)	0.7
– Band 3	0.501 to 1.500	23,802	1,280	—	25,082	(108)	(37)	—	(145)	0.6
– Band 4	1.501 to 5.000	11,787	2,175	—	13,962	(270)	(112)	—	(382)	2.7
– Band 5	5.001 to 20.000	3,234	5,288	—	8,522	(197)	(821)	—	(1,018)	11.9
– Band 6	20.001 to 99.999	27	2,981	—	3,008	—	(1,173)	—	(1,173)	39.0
– Band 7	100.000	—	—	2,228	2,228	—	—	(1,060)	(1,060)	47.6
At 31 Dec 2020		430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)	1.0
1    12-month point in time adjusted for multiple economic scenarios.

216	HSBC Holdings plc

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

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Fully collateralised	377,454	—	168,737	—	98,020	—
LTV ratio:
– less than 50%	190,370	—	81,582	—	61,234	—
– 51% to 60%	64,217	—	28,555	—	12,070	—
– 61% to 70%	51,842	—	25,949	—	4,649	—
– 71% to 80%	46,932	0.1	24,114	—	8,360	—
– 81% to 90%	18,778	0.1	7,899	—	8,420	—
– 91% to 100%	5,315	0.1	638	—	3,287	—
Partially collateralised (A):	682	0.3	358	—	30	—
LTV ratio:
– 101% to 110%	254	0.6	104	—	26	—
– 111% to 120%	98	0.4	60	—	1	—
– greater than 120%	330	0.1	194	—	3	—
– collateral value on A	484		235		28
Total	378,136	—	169,095	—	98,050	—
Stage 2
Fully collateralised	7,710	1.7	2,738	2.1	1,166	—
LTV ratio:
– less than 50%	4,380	1.5	1,846	1.6	905	—
– 51% to 60%	1,317	1.4	397	2.4	106	—
– 61% to 70%	1,016	1.6	282	3.0	34	—
– 71% to 80%	725	2.3	175	4.7	50	—
– 81% to 90%	208	4.3	32	5.6	58	—
– 91% to 100%	64	4.1	6	1.9	13	—
Partially collateralised (B):	24	13.6	3	7.7	—	—
LTV ratio:
– 101% to 110%	7	18.6	1	1.0	—	—
– 111% to 120%	8	16.6	—	—	—	—
– greater than 120%	9	6.7	2	11.1	—	—
– collateral value on B	20		2		—
Total	7,734	1.7	2,741	2.1	1,166	—
Stage 3
Fully collateralised	2,853	11.5	954	14.2	68	0.3
LTV ratio:
– less than 50%	1,490	9.2	635	13.0	48	0.5
– 51% to 60%	443	8.6	129	14.0	10	0.1
– 61% to 70%	371	10.9	79	16.2	2	0.1
– 71% to 80%	256	15.4	67	19.1	3	—
– 81% to 90%	171	20.4	21	25.2	4	—
– 91% to 100%	122	32.2	23	18.6	1	—
Partially collateralised (C):	220	39.6	7	30.8	—	—
LTV ratio:
– 101% to 110%	56	27.5	4	22.3	—	—
– 111% to 120%	29	29.2	—	—	—	—
– greater than 120%	135	46.9	3	45.5	—	—
– collateral value on C	143		6		—
Total	3,073	13.5	961	14.4	68	0.3
At 31 Dec 2021	388,943	0.2	172,797	0.1	99,284	—

HSBC Holdings plc	217

Risk

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage (continued)
(Audited)
			Of which:
	Total		UK		Hong Kong
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	$m	%	$m	%	$m	%
Stage 1
Fully collateralised	354,102	—	159,562	—	90,733	—
LTV ratio:
– less than 50%	174,370	—	76,535	—	54,866	—
– 51% to 60%	60,180	—	23,967	—	14,253	—
– 61% to 70%	48,159	—	23,381	—	6,042	—
– 71% to 80%	40,395	0.1	20,846	—	4,288	—
– 81% to 90%	23,339	0.1	12,936	—	6,837	—
– 91% to 100%	7,659	0.1	1,897	0.1	4,447	—
Partially collateralised (A):	973	0.4	289	—	336	—
LTV ratio:
– 101% to 110%	592	0.4	84	—	334	—
– 111% to 120%	101	0.5	45	—	—	—
– greater than 120%	280	0.3	160	—	2	—
– collateral value on A	847		212		328
Total	355,075	—	159,851	—	91,069	—
Stage 2
Fully collateralised	12,252	1.5	4,229	1.4	1,802	—
LTV ratio:
– less than 50%	6,694	1.1	2,442	1.2	1,256	—
– 51% to 60%	2,223	1.1	730	1.3	253	—
– 61% to 70%	1,779	1.6	606	1.3	83	—
– 71% to 80%	987	2.8	244	2.9	111	—
– 81% to 90%	400	4.9	139	3.6	60	—
– 91% to 100%	169	5.7	68	3.3	39	—
Partially collateralised (B):	53	13.6	4	3.3	9	—
LTV ratio:
– 101% to 110%	28	11.9	3	1.5	9	—
– 111% to 120%	9	16.8	—	—	—	—
– greater than 120%	16	14.8	1	8.5	—	—
– collateral value on B	47		4		9
Total	12,305	1.5	4,233	1.4	1,811	—
Stage 3
Fully collateralised	3,083	9.8	1,050	12.3	63	—
LTV ratio:
– less than 50%	1,472	8.0	676	10.9	53	—
– 51% to 60%	505	8.7	144	15.1	6	—
– 61% to 70%	435	9.2	112	12.9	—	—
– 71% to 80%	378	11.5	81	13.7	2	—
– 81% to 90%	195	17.3	28	22.4	2	—
– 91% to 100%	98	24.3	9	17.8	—	—
Partially collateralised (C):	328	42.7	17	22.9	—	—
LTV ratio:
– 101% to 110%	75	30.4	9	16.7	—	—
– 111% to 120%	56	38.8	5	17.6	—	—
– greater than 120%	197	48.5	3	50.3	—	—
– collateral value on C	228		10		1
Total	3,411	13.0	1,067	12.5	63	—
At 31 Dec 2020	370,791	0.2	165,151	0.1	92,943	—

218	HSBC Holdings plc

Supplementary information

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	Of which: real estate[1]	Non-bank financial institutions	Total	Corporate and commercial	Of which: real estate[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	163,341	23,137	17,818	181,159	(2,770)	(546)	(41)	(2,811)
– UK	115,386	16,233	11,306	126,692	(1,855)	(489)	(32)	(1,887)
– France	34,488	5,520	4,391	38,879	(654)	(47)	(2)	(656)
– Germany	6,746	306	987	7,733	(120)	—	(3)	(123)
– Switzerland	1,188	731	688	1,876	(8)	—	—	(8)
– other	5,533	347	446	5,979	(133)	(10)	(4)	(137)
Asia	263,821	81,453	36,321	300,142	(3,297)	(731)	(44)	(3,341)
– Hong Kong	162,684	62,792	20,182	182,866	(1,585)	(624)	(7)	(1,592)
– Australia	9,937	2,596	717	10,654	(108)	(3)	—	(108)
– India	8,221	1,786	4,003	12,224	(84)	(29)	(8)	(92)
– Indonesia	3,436	86	226	3,662	(246)	(2)	(1)	(247)
– mainland China	33,555	6,811	9,359	42,914	(198)	(41)	(28)	(226)
– Malaysia	7,229	1,741	197	7,426	(172)	(21)	—	(172)
– Singapore	16,401	4,158	782	17,183	(792)	(5)	—	(792)
– Taiwan	6,291	31	47	6,338	—	—	—	—
– other	16,067	1,452	808	16,875	(112)	(6)	—	(112)
Middle East and North Africa (excluding Saudi Arabia)	21,963	1,555	376	22,339	(1,207)	(158)	(3)	(1,210)
– Egypt	1,788	69	152	1,940	(161)	(7)	—	(161)
– UAE	12,942	1,370	190	13,132	(811)	(149)	—	(811)
– other	7,233	116	34	7,267	(235)	(2)	(3)	(238)
North America	52,577	13,639	10,197	62,774	(427)	(87)	(18)	(445)
– US	27,002	5,895	8,511	35,513	(207)	(64)	(1)	(208)
– Canada	25,048	7,650	1,546	26,594	(198)	(15)	(6)	(204)
– other	527	94	140	667	(22)	(8)	(11)	(33)
Latin America	11,837	1,476	643	12,480	(503)	(122)	(4)	(507)
– Mexico	9,561	1,475	618	10,179	(452)	(122)	(4)	(456)
– other	2,276	1	25	2,301	(51)	—	—	(51)
At 31 Dec 2021	513,539	121,260	65,355	578,894	(8,204)	(1,644)	(110)	(8,314)

Europe	179,104	26,505	22,176	201,280	(3,918)	(632)	(185)	(4,103)
– UK	128,933	18,890	16,165	145,098	(2,958)	(574)	(147)	(3,105)
– France	32,278	5,740	3,557	35,835	(645)	(40)	(26)	(671)
– Germany	8,309	364	1,156	9,465	(125)	—	(3)	(128)
– Switzerland	1,489	576	513	2,002	(14)	—	—	(14)
– other	8,095	935	785	8,880	(176)	(18)	(9)	(185)
Asia	257,942	82,359	31,637	289,579	(2,766)	(162)	(38)	(2,804)
– Hong Kong	162,039	64,216	18,406	180,445	(1,180)	(83)	(15)	(1,195)
– Australia	9,769	1,813	1,348	11,117	(95)	(2)	—	(95)
– India	7,223	1,951	3,075	10,298	(90)	(18)	(4)	(94)
– Indonesia	3,699	81	246	3,945	(229)	(2)	—	(229)
– mainland China	28,443	6,251	7,128	35,571	(187)	(23)	(18)	(205)
– Malaysia	7,228	1,968	123	7,351	(86)	(27)	—	(86)
– Singapore	18,859	4,637	362	19,221	(782)	(2)	—	(782)
– Taiwan	6,115	50	60	6,175	—	—	—	—
– other	14,567	1,392	889	15,456	(117)	(5)	(1)	(118)
Middle East and North Africa (excluding Saudi Arabia)	24,625	1,839	379	25,004	(1,512)	(187)	(9)	(1,521)
– Egypt	2,162	37	13	2,175	(157)	(7)	(3)	(160)
– UAE	13,485	1,690	170	13,655	(1,019)	(176)	(2)	(1,021)
– other	8,978	112	196	9,174	(336)	(4)	(4)	(340)
North America	53,386	14,491	9,292	62,678	(637)	(73)	(23)	(660)
– US	30,425	7,722	7,708	38,133	(367)	(38)	(3)	(370)
– Canada	22,361	6,645	1,440	23,801	(243)	(27)	(9)	(252)
– other	600	124	144	744	(27)	(8)	(11)	(38)
Latin America	12,031	1,833	1,096	13,127	(661)	(113)	(10)	(671)
– Mexico	10,244	1,832	1,083	11,327	(589)	(113)	(10)	(599)
– other	1,787	1	13	1,800	(72)	—	—	(72)
At 31 Dec 2020	527,088	127,027	64,580	591,668	(9,494)	(1,167)	(265)	(9,759)
1    Real estate lending within this disclosure corresponds solely to the industry of the borrower. Commercial real estate on page 204 includes borrowers in multiple industries investing in income-producing assets and to a lesser extent, their construction and development.

HSBC Holdings plc	219

Risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	Of which: credit cards	Total	First lien residential mortgages	Other personal	Of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	170,818	49,253	8,624	220,071	(329)	(1,006)	(437)	(1,335)
– UK	163,549	19,154	8,213	182,703	(223)	(823)	(434)	(1,046)
– France[1]	3,124	22,908	366	26,032	(38)	(91)	(3)	(129)
– Germany	—	282	—	282	—	—	—	—
– Switzerland	1,367	6,615	—	7,982	—	(75)	—	(75)
– other	2,778	294	45	3,072	(68)	(17)	—	(85)
Asia	149,709	46,781	11,413	196,490	(59)	(706)	(428)	(765)
– Hong Kong	98,019	32,996	8,154	131,015	(1)	(338)	(217)	(339)
– Australia	21,149	504	427	21,653	(5)	(33)	(32)	(38)
– India	981	543	181	1,524	(10)	(30)	(20)	(40)
– Indonesia	76	272	147	348	(1)	(20)	(14)	(21)
– mainland China	10,525	1,103	563	11,628	(4)	(72)	(66)	(76)
– Malaysia	2,532	2,657	791	5,189	(33)	(122)	(34)	(155)
– Singapore	7,811	6,649	367	14,460	—	(40)	(13)	(40)
– Taiwan	5,672	1,188	271	6,860	—	(17)	(5)	(17)
– other	2,944	869	512	3,813	(5)	(34)	(27)	(39)
Middle East and North Africa (excluding Saudi Arabia)	2,262	3,157	761	5,419	(26)	(146)	(60)	(172)
– Egypt	—	368	98	368	—	(3)	(1)	(3)
– UAE	1,924	1,232	417	3,156	(18)	(88)	(39)	(106)
– other	338	1,557	246	1,895	(8)	(55)	(20)	(63)
North America	43,529	3,091	555	46,620	(141)	(87)	(47)	(228)
– US	16,642	799	232	17,441	(12)	(53)	(36)	(65)
– Canada	25,773	2,123	284	27,896	(33)	(27)	(8)	(60)
– other	1,114	169	39	1,283	(96)	(7)	(3)	(103)
Latin America	5,050	4,687	1,505	9,737	(120)	(483)	(163)	(603)
– Mexico	4,882	4,006	1,172	8,888	(119)	(450)	(148)	(569)
– other	168	681	333	849	(1)	(33)	(15)	(34)
At 31 Dec 2021	371,368	106,969	22,858	478,337	(675)	(2,428)	(1,135)	(3,103)

Europe	162,630	51,033	8,471	213,663	(364)	(1,980)	(859)	(2,344)
– UK	154,839	19,696	8,064	174,535	(236)	(1,762)	(852)	(1,998)
– France[1]	3,623	23,982	358	27,605	(43)	(120)	(5)	(163)
– Germany	—	368	—	368	—	—	—	—
– Switzerland	1,195	6,641	—	7,836	—	(79)	—	(79)
– other	2,973	346	49	3,319	(85)	(19)	(2)	(104)
Asia	141,581	45,732	11,186	187,313	(80)	(841)	(563)	(921)
– Hong Kong	91,997	31,594	7,573	123,591	—	(387)	(265)	(387)
– Australia	20,320	602	514	20,922	(12)	(47)	(45)	(59)
– India	933	544	215	1,477	(9)	(45)	(34)	(54)
– Indonesia	71	288	167	359	—	(37)	(26)	(37)
– mainland China	9,679	1,155	644	10,834	(6)	(81)	(73)	(87)
– Malaysia	2,797	2,964	841	5,761	(41)	(102)	(35)	(143)
– Singapore	7,394	6,537	375	13,931	—	(55)	(17)	(55)
– Taiwan	5,407	1,069	277	6,476	—	(15)	(5)	(15)
– other	2,983	979	580	3,962	(12)	(72)	(63)	(84)
Middle East and North Africa (excluding Saudi Arabia)	2,192	3,341	863	5,533	(43)	(275)	(142)	(318)
– Egypt	—	360	89	360	—	(8)	(3)	(8)
– UAE	1,841	1,158	432	2,999	(37)	(163)	(92)	(200)
– other	351	1,823	342	2,174	(6)	(104)	(47)	(110)
North America	41,826	4,552	1,373	46,378	(159)	(266)	(193)	(425)
– US	18,430	2,141	1,091	20,571	(26)	(226)	(182)	(252)
– Canada	22,241	2,230	244	24,471	(36)	(31)	(10)	(67)
– other	1,155	181	38	1,336	(97)	(9)	(1)	(106)
Latin America	4,053	3,869	1,406	7,922	(109)	(614)	(290)	(723)
– Mexico	3,901	3,351	1,119	7,252	(107)	(578)	(268)	(685)
– other	152	518	287	670	(2)	(36)	(22)	(38)
At 31 Dec 2020	352,282	108,527	23,299	460,809	(755)	(3,976)	(2,047)	(4,731)
1    Included in other personal lending at 31 December 2021 is $19,972m (31 December 2020: $20,625m) guaranteed by Crédit Logement.

220	HSBC Holdings plc

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)
– WPB	469,477	17,285	5,211	—	491,973	(664)	(1,247)	(1,276)	—	(3,187)
– CMB	267,517	76,798	11,462	245	356,022	(571)	(1,369)	(4,904)	(53)	(6,897)
– GBM	181,247	25,085	2,124	29	208,485	(132)	(493)	(687)	(11)	(1,323)
– Corporate Centre	695	56	—	—	751	—	(10)	—	—	(10)
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)
– WPB	20,464	481	—	—	20,945	(1)	(1)	—	—	(2)
– CMB	15,269	352	—	—	15,621	(1)	—	—	—	(1)
– GBM	36,875	654	—	—	37,529	(10)	(2)	—	—	(12)
– Corporate Centre	9,028	30	—	—	9,058	(2)	—	—	—	(2)
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)
– WPB	207,335	1,407	175	43	208,960	(51)	(44)	(14)	(6)	(115)
– CMB	163,457	2,370	61	—	165,888	(12)	(8)	(20)	—	(40)
– GBM	409,808	1,204	62	—	411,074	(28)	(2)	(8)	—	(38)
– Corporate Centre	94,416	7	6	—	94,429	—	—	—	—	—
Total gross carrying amount on-balance sheet at 31 Dec 2021	1,875,588	125,729	19,101	317	2,020,735	(1,472)	(3,176)	(6,909)	(70)	(11,627)
Loans and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)
– WPB	235,722	2,111	153	—	237,986	(37)	(3)	—	—	(40)
– CMB	126,728	17,490	555	—	144,773	(80)	(118)	(37)	—	(235)
– GBM	231,890	12,788	67	—	244,745	(48)	(53)	(3)	—	(104)
– Corporate Centre	133	—	—	—	133	—	—	—	—	—
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)
– WPB	1,295	15	1	—	1,311	—	(1)	—	—	(1)
– CMB	6,105	1,606	126	—	7,837	(7)	(16)	(17)	—	(40)
– GBM	17,531	1,017	98	—	18,646	(4)	(13)	(4)	—	(21)
– Corporate Centre	1	—	—	—	1	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2021	619,405	35,027	1,000	—	655,432	(176)	(204)	(61)	—	(441)

WPB	143,373	718	—	35	144,126	(20)	(7)	—	(5)	(32)
CMB	86,247	471	—	10	86,728	(11)	(1)	—	(1)	(13)
GBM	111,473	526	—	1	112,000	(13)	(2)	—	—	(15)
Corporate Centre	4,038	311	—	—	4,349	(25)	(11)	—	—	(36)
Debt instruments measured at FVOCI at 31 Dec 2021	345,131	2,026	—	46	347,203	(69)	(21)	—	(6)	(96)

HSBC Holdings plc	221

Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business (continued)
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	869,920	163,185	19,095	277	1,052,477	(1,974)	(4,965)	(7,439)	(112)	(14,490)
– WPB	442,641	25,694	5,753	—	474,088	(854)	(2,458)	(1,590)	—	(4,902)
– CMB	238,517	101,960	10,408	212	351,097	(917)	(2,029)	(4,874)	(96)	(7,916)
– GBM	187,564	35,461	2,934	65	226,024	(203)	(465)	(975)	(16)	(1,659)
– Corporate Centre	1,198	70	—	—	1,268	—	(13)	—	—	(13)
Loans and advances to banks at amortised cost	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)
– WPB	16,837	519	—	—	17,356	(2)	(2)	—	—	(4)
– CMB	12,253	222	—	—	12,475	(2)	—	—	—	(2)
– GBM	33,361	1,166	—	—	34,527	(23)	(7)	—	—	(30)
– Corporate Centre	17,203	97	—	—	17,300	(6)	—	—	—	(6)
Other financial assets measured at amortised cost	768,216	3,975	177	40	772,408	(80)	(44)	(42)	(9)	(175)
– WPB	167,053	1,547	50	39	168,689	(41)	(22)	(7)	(9)	(79)
– CMB	111,299	1,716	65	1	113,081	(17)	(19)	(25)	—	(61)
– GBM	391,967	705	56	—	392,728	(22)	(3)	(10)	—	(35)
– Corporate Centre	97,897	7	6	—	97,910	—	—	—	—	—
Total gross carrying amount on-balance sheet at 31 Dec 2020	1,717,790	169,164	19,272	317	1,906,543	(2,087)	(5,018)	(7,481)	(121)	(14,707)
Loans and other credit-related commitments	604,485	54,217	1,080	1	659,783	(290)	(365)	(78)	(1)	(734)
– WPB	232,027	2,591	136	—	234,754	(41)	(2)	—	—	(43)
– CMB	111,800	29,150	779	1	141,730	(157)	(203)	(72)	(1)	(433)
– GBM	260,527	22,476	165	—	283,168	(92)	(160)	(6)	—	(258)
– Corporate Centre	131	—	—	—	131	—	—	—	—	—
Financial guarantees	14,090	4,024	269	1	18,384	(37)	(62)	(26)	—	(125)
– WPB	1,048	23	2	—	1,073	—	—	—	—	—
– CMB	5,556	2,519	146	1	8,222	(19)	(36)	(12)	—	(67)
– GBM	7,482	1,482	121	—	9,085	(17)	(26)	(14)	—	(57)
– Corporate Centre	4	—	—	—	4	(1)	—	—	—	(1)
Total nominal amount off-balance sheet at 31 Dec 2020	618,575	58,241	1,349	2	678,167	(327)	(427)	(104)	(1)	(859)

WPB	159,988	625	154	39	160,806	(27)	(10)	(15)	(8)	(60)
CMB	95,182	313	51	10	95,556	(22)	(3)	(2)	(2)	(29)
GBM	136,909	126	93	—	137,128	(24)	(1)	(3)	—	(28)
Corporate Centre	5,838	389	—	—	6,227	(17)	(6)	(1)	—	(24)
Debt instruments measured at FVOCI at 31 Dec 2020	397,917	1,453	298	49	399,717	(90)	(20)	(21)	(10)	(141)

222	HSBC Holdings plc

Loans and advances to customers and banks metrics
	Gross carrying amount	Of which: stage 3 and POCI	Allowance for ECL	Of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	371,368	3,045	(675)	(416)	—	(70)	31
– second lien residential mortgages	395	37	(14)	(9)	12	(1)	6
– guaranteed loans in respect of residential property	21,610	236	(58)	(42)	(5)	(8)	2
– other personal lending which is secured	37,995	366	(156)	(120)	(11)	(11)	1
– credit cards	22,858	338	(1,135)	(214)	172	(751)	153
– other personal lending which is unsecured	22,478	915	(1,039)	(421)	135	(659)	156
– motor vehicle finance	1,633	5	(26)	(4)	(22)	(20)	6
– IPO loans	—	—	—	—	—	—	—
Other personal lending	106,969	1,897	(2,428)	(810)	281	(1,450)	324
Personal lending	478,337	4,942	(3,103)	(1,226)	281	(1,520)	355
– agriculture, forestry and fishing	7,899	363	(138)	(105)	61	(5)	—
– mining and quarrying	9,685	463	(227)	(171)	72	(57)	(1)
– manufacturing	93,743	2,107	(1,248)	(962)	102	(222)	7
– electricity, gas, steam and air-conditioning supply	16,618	78	(68)	(31)	5	—	—
– water supply, sewerage, waste management and remediation	3,895	51	(29)	(20)	3	(7)	—
– construction	13,954	843	(508)	(440)	(13)	(94)	9
– wholesale and retail trade, repair of motor vehicles and motorcycles	94,944	3,005	(2,107)	(1,937)	163	(238)	15
– transportation and storage	29,592	667	(363)	(191)	100	(10)	2
– accommodation and food	23,376	1,200	(423)	(111)	12	(17)	6
– publishing, audiovisual and broadcasting	18,471	250	(184)	(100)	(12)	(4)	1
– real estate	121,260	2,473	(1,644)	(775)	(674)	(152)	5
– professional, scientific and technical activities	19,685	637	(238)	(172)	97	(39)	1
– administrative and support services	28,675	749	(431)	(307)	48	(37)	—
– public administration and defence, compulsory social security	1,271	—	(8)	—	6	—	1
– education	1,793	65	(37)	(18)	1	(1)	—
– health and care	4,854	183	(72)	(37)	44	(69)	1
– arts, entertainment and recreation	2,598	152	(92)	(42)	27	(26)	—
– other services	12,297	448	(373)	(246)	(59)	(109)	6
– activities of households	977	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	2	—	—	—	1	—	1
– government	7,612	—	(4)	—	(6)	—	—
– asset-backed securities	338	—	(10)	—	3	—	—
Corporate and commercial	513,539	13,734	(8,204)	(5,665)	(19)	(1,087)	54
Non-bank financial institutions	65,355	395	(110)	(40)	129	(5)	—
Wholesale lending	578,894	14,129	(8,314)	(5,705)	110	(1,092)	54
Loans and advances to customers	1,057,231	19,071	(11,417)	(6,931)	391	(2,612)	409
Loans and advances to banks	83,153	—	(17)	—	22	—	—
At 31 Dec 2021	1,140,384	19,071	(11,434)	(6,931)	413	(2,612)	409

HSBC Holdings plc	223

Risk

Loans and advances to customers and banks metrics (continued)
	Gross carrying amount	Of which: stage 3 and POCI	Allowance for ECL	Of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	352,282	3,383	(755)	(442)	(259)	(92)	35
– second lien residential mortgages	744	51	(22)	(10)	(5)	—	—
– guaranteed loans in respect of residential property	22,552	159	(43)	(32)	1	(3)	—
– other personal lending which is secured	38,035	448	(159)	(127)	(62)	(5)	1
– credit cards	23,299	680	(2,047)	(380)	(1,194)	(736)	131
– other personal lending which is unsecured	22,316	882	(1,682)	(506)	(1,085)	(543)	108
– motor vehicle finance	1,533	8	(23)	(5)	(18)	(28)	5
– IPO loans	48	—	—	—	—	—	—
Other personal lending	108,527	2,228	(3,976)	(1,060)	(2,363)	(1,315)	245
Personal lending	460,809	5,611	(4,731)	(1,502)	(2,622)	(1,407)	280
– agriculture, forestry and fishing	7,445	332	(207)	(150)	(28)	(3)	—
– mining and quarrying	11,947	813	(365)	(220)	(513)	(311)	—
– manufacturing	93,906	2,163	(1,588)	(945)	(652)	(375)	7
– electricity, gas, steam and air-conditioning supply	16,200	53	(73)	(8)	(7)	(14)	—
– water supply, sewerage, waste management and remediation	3,174	47	(37)	(22)	(8)	—	—
– construction	14,600	777	(590)	(430)	(151)	(135)	13
– wholesale and retail trade, repair of motor vehicles and motorcycles	90,663	3,208	(2,532)	(2,032)	(1,560)	(280)	11
– transportation and storage	29,433	780	(493)	(240)	(308)	(62)	1
– accommodation and food	26,071	537	(491)	(130)	(365)	(28)	—
– publishing, audiovisual and broadcasting	19,979	164	(189)	(59)	(94)	(2)	—
– real estate	127,027	1,908	(1,167)	(738)	(424)	(47)	4
– professional, scientific and technical activities	24,072	531	(398)	(193)	(219)	(36)	1
– administrative and support services	26,423	977	(534)	(315)	(298)	(61)	—
– public administration and defence, compulsory social security	2,008	3	(14)	(1)	(5)	—	—
– education	2,122	29	(41)	(9)	(26)	(6)	1
– health and care	5,510	269	(186)	(120)	(127)	(2)	1
– arts, entertainment and recreation	3,437	236	(158)	(87)	(170)	(2)	—
– other services	13,110	410	(408)	(249)	(360)	(168)	4
– activities of households	802	—	(1)	—	—	—	—
– extra-territorial organisations and bodies activities	10	—	—	—	1	—	1
– government	8,538	1	(9)	(1)	2	(5)	—
– asset-backed securities	611	—	(13)	—	1	—	—
Corporate and commercial	527,088	13,238	(9,494)	(5,949)	(5,311)	(1,537)	44
Non-bank financial institutions	64,580	523	(265)	(100)	(146)	(30)	2
Wholesale lending	591,668	13,761	(9,759)	(6,049)	(5,457)	(1,567)	46
Loans and advances to customers	1,052,477	19,372	(14,490)	(7,551)	(8,079)	(2,974)	326
Loans and advances to banks	81,658	—	(42)	—	(23)	—	—
At 31 Dec 2020	1,134,135	19,372	(14,532)	(7,551)	(8,102)	(2,974)	326
HSBC Holdings
(Audited)
Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Management Committee. The major risks faced by HSBC Holdings are credit risk, liquidity risk and market risk (in the form of interest rate risk and foreign exchange risk).
Credit risk in HSBC Holdings primarily arises from transactions with Group subsidiaries and its investments in those subsidiaries.
In HSBC Holdings, the maximum exposure to credit risk arises from two components:
•financial instruments on the balance sheet (see page 343); and
•financial guarantees and similar contracts, where the maximum exposure is the maximum that we would have to pay if the guarantees were called upon (see Note 32).

In the case of our derivative balances, we have amounts with a legally enforceable right of offset in the case of counterparty default that are not included in the carrying value. These offsets also include collateral received in cash and other financial assets.
The total offset relating to our derivative balances was $1.6bn at 31 December 2021 (2020: $1.7bn).
The credit quality of loans and advances and financial investments, both of which consist of intra-Group lending and US Treasury bills and bonds, is assessed as ‘strong’, with 100% of the exposure being neither past due nor impaired (2020: 100%). For further details of credit quality classification, see page 174.

224	HSBC Holdings plc

Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
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
Our policy is underpinned by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’). The risk framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
For further details, refer to our Pillar 3 Disclosures at 31 December 2021.
Treasury risk management
Key developments in 2021
•Global Treasury initiated a new flagship programme to deliver a more resilient, effective and efficient Treasury function over the next four years with a focus on safeguarding and optimising financial resources. The programme will aim to deliver modernised infrastructure and upgraded modelling capabilities alongside a broad reorganisation of the Global Treasury function.
•As announced in February 2021, we intend to maintain a common equity tier 1 (‘CET1’) ratio above 14%, normalising within our target operating range of 14% to 14.5% by the end of 2022. For the financial year 2021, we were at the lower end of our target dividend payout ratio range of between 40% and 55% of reported earnings per ordinary share (‘EPS’), driven by ECL releases and higher restructuring costs.
•We continued to build our recovery and resolution capabilities, including in relation to the Bank of England (‘BoE’) Resolvability Assessment Framework, which had an overall compliance deadline of 1 January 2022. We submitted a self-assessment report on our resolvability to the Prudential Regulation Authority (‘PRA’) and the BoE on 1 October 2021. This included an assessment of how we addressed resolvability outcomes that impact treasury risk, including valuations, and capital, liquidity and funding capabilities in resolution. We will publish a summary of our self-assessment report in June 2022. The BoE will similarly publish a statement relating to the resolvability of HSBC at the same time.
•The BoE’s Financial Policy Committee (‘FPC’) confirmed its guidance on the path for the UK countercyclical capital buffer rate. It has announced that it is increasing the rate from 0% to 1%, effective December 2022 in line with the usual 12‑month implementation lag. Absent a material change in the outlook for the UK’s financial stability, the FPC would expect to further increase the rate to 2% in the second quarter of 2022, which would take effect 12 months later. The Hong Kong Monetary Authority (‘HKMA’) maintained the countercyclical capital buffer rate at 1% for Hong Kong, but it will continue to monitor credit and economic conditions closely.
•The PRA has confirmed that the capitalisation of structural foreign exchange risk should align to a Pillar 1 approach. In response, we adopted this approach from 31 December 2021. As a result, market risk RWAs increased by $8.4bn, offset by a reduction in Pillar 2 requirements. In advance of this change, we undertook incremental hedging transactions to reduce structural foreign exchange risk and RWAs.
•We revised the approach to calculate the Group liquidity coverage ratio (‘LCR’) better reflecting the free transferability of liquidity within the Group, in consideration with currency convertibility and regulatory intra-Group limits. A risk appetite has been set against the Group LCR. We first published the Group LCR as part of our 30 June 2021 disclosures. Based on the consolidation methodology, the Group LCR was 138.4% at 31 December 2021.
•As part of our continuing focus on enhancing the quality of our regulatory reporting, we are progressing with a comprehensive programme to strengthen our global processes, improve consistency and enhance control standards on various aspects of regulatory reporting. Further details can be found in the subsequent sub-section ‘Regulatory reporting processes and controls’.
•We worked with the fiduciaries of all our pension plans to ensure the measures taken in response to the Covid-19 pandemic, including remote working for plan providers and dealing appropriately with affected plan members, were properly maintained and supported. Our de-risking programmes continued to provide protection against the volatility in financial markets that resulted from the pandemic’s economic impact.
•We created a new team within the Global Treasury function to be accountable for monitoring and managing the financial risk and capital implications of the Group’s employee defined benefit pension plans. This change creates clearer delineation of the roles and responsibilities of the first and second lines of defence.
The Group’s CET1 ratio was 15.8% at 31 December 2021 and the leverage ratio, calculated in accordance with the Capital Requirements Regulation, was 5.2%. The Group continues to maintain and plan for the appropriate resources required to manage its risk and deliver its strategic objectives while supporting local economies.
All of the Group’s material operating entities were above regulatory minimum levels of liquidity and funding at 31 December 2021.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 229 to 230. For quantitative disclosures on liquidity and funding metrics, see pages 232 to 233. For quantitative disclosures on interest rate risk in the banking book, see pages 236 to 237.
Governance and structure
The Global Head of Traded and Treasury Risk Management and Risk Analytics is the accountable risk steward for all treasury risks. The Group Treasurer is the risk owner for all treasury risks, with the exception of pension risk, which is co-owned together with the Group Head of Performance, Reward and Employee Relations.

HSBC Holdings plc	225

Risk
Capital risk, liquidity risk, interest rate risk in the banking book and non-trading book foreign exchange risk are the responsibility of the Group Executive Committee and the Group Risk Committee (‘GRC’). The Global Treasury function actively manages these risks on an ongoing basis, supported by the Holdings Asset and Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk Management and the Risk Management Meeting (‘RMM’).
Pension risk is overseen by a network of local and regional pension risk management meetings. The Global Pensions Risk Management Meeting provides oversight of all pension plans sponsored by HSBC globally and is chaired by the accountable risk steward.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is underpinned by a global capital management framework and our ICAAP. The framework incorporates key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), leverage ratio and double leverage. The ICAAP is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from HSBC’s business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk driven by credit concentration risk in HSBC UK. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The Group’s ICAAP supports the determination of the consolidated capital risk appetite and target ratios, as well as enables the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
HSBC Holdings is the provider of equity capital and MREL-eligible debt to its subsidiaries, and also provides them with non-equity capital where necessary. These investments are funded by HSBC Holdings’ own equity capital and MREL-eligible debt.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries, including management of double leverage. Double leverage reflects the extent to which equity investments in operating entities are funded by holding company debt. Where Group capital requirements are less than the aggregate of operating entity capital requirements, double leverage can be used to improve Group capital efficiency provided it is managed appropriately. In 2021, we updated the basis of preparation for the calculation of double leverage, to better reflect the economics of the risk and align with the Group accounting view. The Group recognises that double leverage can give rise to holding company cash flow risk, and the risk framework reflects the view that the holding company should be a source of support for its subsidiaries in times of stress. Double leverage is one of the constraints on managing our capital position, given the complexity of the Group’s subsidiary structure and the multiple regulatory regimes under which we operate. As a matter of long-standing policy, the holding company retains a substantial holdings capital buffer comprising high-quality liquid assets (‘HQLA’), which at 31 December 2021 was in excess of $13bn. The portfolio of HQLA helps to mitigate the risks associated with double leverage. Further mitigation is provided by additional tier 1 (‘AT1’) securities issued in excess of the regulatory requirements of our subsidiaries.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level by maintaining comprehensive policies, metrics and controls. We manage liquidity and funding risk at an operating entity level to make sure that obligations can be met in the jurisdiction where they fall due, generally without reliance on other parts of the Group. Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through the ILAAP, which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and risk-weighted asset (‘RWA’) plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the Group Executive Committee on a monthly basis, and capital and RWAs are monitored and managed against the plan. The responsibility for global capital allocation principles rests with the Group Chief Financial Officer, supported by the Group Capital Management Meeting. This is a specialist forum addressing capital management, reporting into Holdings ALCO.
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
Funding and liquidity plans form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the LCR and net stable funding ratio (‘NSFR’), together with an internal liquidity metric which was introduced in January 2021 to supplement the LCR and NSFR. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory changes and continue to evaluate the impact of these upon our capital and liquidity requirements. These include the UK’s implementation of amendments to the Capital Requirements Regulation (‘CRR II’), the Basel III Reforms, and the regulatory impact from the UK’s withdrawal from the EU, as well as other regulatory statements including changes to internal ratings-based (‘IRB’) modelling requirements.
Regulatory developments
The PRA has confirmed that software assets are deducted in full from CET1 capital, starting 1 January 2022. This reverses the beneficial changes to the treatment of software assets that were implemented as part of the EU’s response to the Covid-19 pandemic. As a result, the CET1 capital ratio will reduce by approximately 25bps.
Overall, we expect RWAs to increase by around 3% as a result of changes in regulations during 2022. These include the changes to the UK’s version of the CRR II, as well as other regulatory statements including changes to IRB modelling requirements and the expiry of transitional provisions in relation to the UK’s withdrawal from the EU. The CRR II changes, including the PRA’s new rules on NSFR, counterparty credit risk, equity investment in funds, and leverage ratio, will be reflected in disclosures starting in the first quarter of 2022.

226	HSBC Holdings plc

Further changes will occur with the introduction of the remaining Basel III Reforms on which the PRA is expected to consult in the second half of 2022. We currently do not foresee a material net impact on initial implementation. The RWA output floor under the Basel III reforms will be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. Notably, the PRA published a Dear CEO letter addressed to UK regulated banks, which highlighted areas of concern over the processes firms use to deliver regulatory returns. Recent sanctions issued by the PRA demonstrate their intent in this respect. We are progressing with a comprehensive programme to strengthen our processes, improve consistency, and enhance controls on various aspects of regulatory reporting. We have commissioned a number of independent external reviews, some at the request of our regulators, including one on our credit risk RWA reporting process, which is currently ongoing. As a result of these initiatives, there may be an impact on some of our regulatory ratios, such as the CET1 and LCR.
Stress testing and recovery planning
The Group uses stress testing to evaluate the robustness of plans and risk portfolios including the impact of ECL, and to meet the stress testing requirements set by supervisors. Stress testing also informs the ICAAP and ILAAP and supports recovery planning in many jurisdictions. It is an important output used to evaluate how much capital and liquidity the Group requires in setting risk appetite for capital and liquidity risk. It is also used to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
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
The Group and subsidiaries have established recovery plans, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. All entities monitor internal and external triggers that could threaten their capital, liquidity or funding positions. Entities have established recovery plans providing detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that our capital and liquidity position can be recovered even in an extreme stress event.
Overall, recovery and resolution plans form part of the integral framework safeguarding the Group’s financial stability. The Group is committed to developing its recovery and resolution capabilities further, including in relation to the BoE’s Resolvability Assessment Framework.
Measurement of interest rate risk in the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the Markets Treasury business. Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
The Global Treasury function uses a number of measures to monitor and control interest rate risk in the banking book, including:
•net interest income sensitivity; and
•economic value of equity sensitivity
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level by local ALCOs, where entities calculate both one-year and five-year NII sensitivities across a range of interest rate scenarios.
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
Economic value of equity sensitivity
Economic value of equity (‘EVE’) represents the present value of the future banking book cash flows that could be distributed to equity holders under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. Operating entities are required to monitor EVE sensitivities as a percentage of capital resources.
Further details of HSBC’s risk management of interest rate risk in the banking book can be found in the Group’s Pillar 3 Disclosures at 31 December 2021.
Other Group risks
Non-trading book foreign exchange exposures
Structural foreign exchange exposures
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangements or associates, together with any associated hedges, the functional currencies of which are currencies other than the US dollar. An entity’s functional currency is normally that of the primary economic environment in which the entity operates.
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
We hedge structural foreign exchange positions where it is capital efficient to do so, and subject to approved limits. This is achieved

HSBC Holdings plc	227

Risk
through a combination of net investment hedges and economic hedges. Hedging positions are monitored and rebalanced periodically to manage RWA or downside risks associated with HSBC’s foreign currency investments.
For further details of our structural foreign exchange exposures, see page 235.
Transactional foreign exchange exposures
Transactional foreign exchange exposures arise from transactions in the banking book generating profit and loss or OCI reserves in a currency other than the reporting currency of the operating entity. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services and managed within limits with the exception of limited residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through OCI reserves is managed by the Markets Treasury business within a limit framework to be agreed in the first half of 2022.

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
The main market risks to which HSBC Holdings is exposed are banking book interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets, financial liabilities including debt capital issued and structural foreign exchange hedges. The objective of HSBC Holdings’ market risk management strategy is to manage volatility in capital resources, cash flows and distributable reserves that could be caused by movements in market parameters. Market risk for HSBC Holdings is monitored by Holdings ALCO in accordance with its risk appetite statement.
HSBC Holdings uses interest rate swaps and cross-currency interest rate swaps to manage the interest rate risk and foreign currency risk arising from its long-term debt issues and forward foreign exchange contracts to manage its structural foreign exchange exposures.
For quantitative disclosures on interest rate risk in the banking book, see pages 236 to 237.

Pension risk management processes
Our global pensions strategy is to move from defined benefit to defined contribution plans, where local law allows and it is considered competitive to do so. We will continue to review and enhance our risk appetite metrics to assist the internal monitoring of our de-risking programmes.
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
To fund the benefits associated with defined benefit plans, sponsoring Group companies, and in some instances employees, make regular contributions in accordance with advice from actuaries and in consultation with the plan’s fiduciaries where relevant. These contributions are normally set to ensure that there are sufficient funds to meet the cost of the accruing benefits for the future service of active members. However, higher contributions are required when plan assets are considered insufficient to cover the existing pension liabilities. Contribution rates are typically revised annually or once every three years, depending on the plan.
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
In addition, some of the Group’s pension plans hold longevity swap contracts. These arrangements provide long-term protection to the relevant plans against costs resulting from pensioners or their dependants living longer than initially expected. The most sizeable plan to do this is the HSBC Bank (UK) Pension Scheme, which holds longevity swaps covering approximately 60% of the plan’s pensioner liabilities.

228	HSBC Holdings plc

Capital risk in 2021
Capital overview

Capital adequacy metrics
	At
	31 Dec	31 Dec
	2021	2020
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	680.6	691.9
Counterparty credit risk	35.9	42.8
Market risk	32.9	28.5
Operational risk	88.9	94.3
Total RWAs	838.3	857.5
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	132.6	136.1
Tier 1 capital	156.3	160.2
Total capital	177.8	184.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	15.8	15.9
Tier 1 ratio	18.6	18.7
Total capital ratio	21.2	21.5
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	132.6	136.1
Tier 1 capital	155.0	158.5
Total capital	167.5	173.2
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	15.8	15.9
Tier 1 ratio	18.5	18.5
Total capital ratio	20.0	20.2
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	717.0	677.9
Total net cash outflow ($bn)	518.0	487.3
LCR ratio (%)	138.4	139.1

References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.

Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below. Where applicable, they also reflect government relief schemes intended to mitigate the impact of the Covid-19 pandemic.
At 31 December 2021, our common equity tier 1 (‘CET1’) capital ratio decreased to 15.8% from 15.9% at 31 December 2020. RWAs decreased due to RWA reductions under the transformation programme and favourable movements in asset quality. CET1 capital fell due to higher regulatory deductions and fair value movements net of capital generation.
Own funds
The $3.5bn fall in CET1 capital was mainly as a result of:
•a $2.9bn net increase in deductions for excess expected loss, investment in financial sector entities and defined benefit pension assets surplus;
•$2.5bn unfavourable foreign currency translation differences; and
•a $2.2bn decrease in fair value through other comprehensive income reserve.
These decreases were partly offset by capital generation of $3.9bn through profits net of share buy-back, foreseeable dividend and dividends paid.
Our Pillar 2A requirement at 31 December 2021, as per the PRA’s Individual Capital Requirement based on a point-in-time assessment, was $22.5bn, equivalent to 2.7% of RWAs, of which 1.5% was required to be met by CET1. With effect from 31 December 2021, structural foreign exchange risk is capitalised in RWAs under Pillar 1, with a consequent reduction in Pillar 2A. Going forward, structural foreign exchange risk will be assessed for Pillar 2A in the same manner as other risks capitalised under Pillar 1.

Own funds disclosure
(Audited)
		At
		31 Dec	31 Dec
		2021	2020
Ref*		$m	$m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts	23,513	23,219
	– ordinary shares	23,513	23,219
2	Retained earnings[1]	121,059	126,314
3	Accumulated other comprehensive income (and other reserves)	8,273	9,768
5	Minority interests (amount allowed in consolidated CET1)	4,186	4,079
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	5,887	(252)
6	Common equity tier 1 capital before regulatory adjustments[1]	162,918	163,128
28	Total regulatory adjustments to common equity tier 1[1]	(30,353)	(27,078)
29	Common equity tier 1 capital	132,565	136,050
36	Additional tier 1 capital before regulatory adjustments	23,787	24,183
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	23,727	24,123
45	Tier 1 capital	156,292	160,173
51	Tier 2 capital before regulatory adjustments	23,018	25,722
57	Total regulatory adjustments to tier 2 capital	(1,524)	(1,472)
58	Tier 2 capital	21,494	24,250
59	Total capital	177,786	184,423
*    The references identify the lines prescribed in the European Banking Authority (‘EBA’) template, which are applicable and where there is a value.
1The figures for 31 December 2020 have been restated to reflect the reclassification of the IFRS 9 transitional adjustment from retained earnings (within row 6) to ‘Total regulatory adjustments to common equity tier 1’ (row 28).

HSBC Holdings plc	229

Risk
Throughout 2021, we complied with the PRA’s regulatory capital adequacy requirements, including those relating to stress testing.
Regulatory and other developments
During 2022, we expect our CET1 ratio to be affected by regulatory developments including:
• the change in the treatment of software assets;
• the implementation of the standardised approach for counterparty credit risk calculation, which came into effect on 1 January 2022;
•measures to improve the comparability of internal ratings-based (‘IRB’) models, including the introduction of a minimum risk weight for performing mortgage portfolios in the UK; and
•the expiry of transitional provisions in relation to the UK’s withdrawal from the EU.
Based on our capital position at 31 December 2021, we would expect that the proposed classification of our retail banking operations in France as being held for sale would reduce our CET1 ratio by around 30bps. Separately, our recent strategic actions are likely to lead to a fall in our CET1 ratio of around 15bps, of which we expect approximately half will occur in the first quarter of 2022. These actions include the acquisitions of AXA Singapore, L&T Investment Management and HSBC Life China, and the exit of mass market retail banking in the US.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	143.0	305.4	151.8	80.4	680.6
Counterparty credit risk	1.1	0.7	33.5	0.6	35.9
Market risk	1.7	0.9	20.3	10.0	32.9
Operational risk	32.5	25.9	30.6	(0.1)	88.9
At 31 Dec 2021	178.3	332.9	236.2	90.9	838.3

RWAs by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	193.7	318.1	50.6	90.6	27.6	680.6
Counterparty credit risk	19.4	9.9	1.3	3.3	2.0	35.9
Market risk[1]	24.6	25.3	2.3	5.3	1.0	32.9
Operational risk	23.4	43.0	6.0	11.2	5.3	88.9
At 31 Dec 2021	261.1	396.3	60.2	110.4	35.9	838.3
1    RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2021	171.2	326.8	242.2	88.8	28.5	857.5
Asset size	5.5	12.5	(12.1)	0.6	(1.8)	4.7
Asset quality	(2.2)	(4.9)	(0.4)	(0.5)	—	(8.0)
Model updates	2.0	(0.4)	—	—	(1.2)	0.4
Methodology and policy	3.4	3.3	(9.8)	(7.3)	7.4	(3.0)
Acquisitions and disposals	(0.4)	—	—	—	—	(0.4)
Foreign exchange movements	(2.9)	(5.3)	(4.0)	(0.7)	—	(12.9)
Total RWA movement	5.4	5.2	(26.3)	(7.9)	4.4	(19.2)
RWAs at 31 Dec 2021	176.6	332.0	215.9	80.9	32.9	838.3

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2021	260.8	363.3	57.8	113.1	34.0	28.5	857.5
Asset size	(15.9)	17.2	2.3	0.8	2.1	(1.8)	4.7
Asset quality	2.9	(4.9)	(0.5)	(6.2)	0.7	—	(8.0)
Model updates	—	1.7	—	(0.1)	—	(1.2)	0.4
Methodology and policy	(5.5)	(3.2)	0.6	(2.3)	—	7.4	(3.0)
Acquisitions and disposals	—	—	—	(0.4)	—	—	(0.4)
Foreign exchange movements	(5.8)	(3.1)	(2.3)	0.2	(1.9)	—	(12.9)
Total RWA movement	(24.3)	7.7	0.1	(8.0)	0.9	4.4	(19.2)
RWAs at 31 Dec 2021	236.5	371.0	57.9	105.1	34.9	32.9	838.3

Risk-weighted assets (‘RWAs’) fell by $19.2bn during the year, including a drop of $12.9bn due to foreign currency translation differences. The $6.3bn decrease (excluding foreign currency translation differences) resulted from RWA saves and favourable movements in asset quality, which more than offset increases due to lending growth and regulatory change. At 31 December 2021, our cumulative RWA saves as part of our transformation programme were $104bn, including accelerated reductions of $9.6bn from 31 December 2019.

230	HSBC Holdings plc

Asset size
The $12.5bn increase in CMB RWAs reflected corporate loan growth in mainland China, Hong Kong and North America, while lending in Europe reduced.
WPB RWAs rose by $5.5bn, primarily due to lending growth in Asia, largely in the mortgage portfolio. Sovereign exposures drove the $0.6bn rise in Corporate Centre RWAs.
The $12.1bn fall in GBM was mostly due to lower lending, management initiatives and mark-to-market movements in Europe, North America and Latin America, partly offset by growth in Asia.
Market risk RWAs decreased by $1.8bn, largely as a result of reduced exposures and risk mitigation actions.
Asset quality
The RWA decreases in CMB, WPB and Corporate Centre were mostly due to favourable portfolio mix changes in Asia and North America, and credit migration in Europe and North America.
In GBM, favourable portfolio mix changes in Asia and credit migration in North America were partly offset by increases in the UK due to portfolio changes, leading to an overall fall of $0.4bn.
Model updates
The $2.0bn increase in WPB was mostly due to changes to our Australian mortgages model.
This was partly offset by the $1.2bn reduction in market risk RWAs, largely from the implementation of an options risk model. The fall in CMB RWAs was driven by corporate model updates.
Methodology and policy
Changes to Markets Treasury allocation methodologies decreased RWAs in Corporate Centre and increased RWAs in WPB, CMB and GBM. However, the increase in GBM was more than offset by parameter refinements across our major regions.
The $7.4bn rise in market risk included an $8.4bn increase on our adoption of a Pillar 1 approach to the capitalisation of structural foreign exchange risk, following confirmation from the PRA. This was partly offset by enhancements to foreign exchange risk calculations under the standardised approach.
Acquisitions and disposals
The sale of a US credit card portfolio led to a $0.4bn fall in WPB RWAs.
Leverage ratio1

		At
		31 Dec	31 Dec
		2021	2020
Ref*		$bn	$bn
20	Tier 1 capital	155.0	158.5
21	Total leverage ratio exposure	2,962.7	2,897.1
		%	%
22	Leverage ratio	5.2	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average[2]	2,545.6	2,555.5
		%	%
	UK leverage ratio – quarterly average[2]	6.0	6.1
	UK leverage ratio – quarter end[2]	6.2	6.2
*    The references identify the lines prescribed in the EBA template.
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2    UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework. This measure excludes from the calculation of exposure qualifying central bank balances and loans under the UK Bounce Back Loan Scheme.
Our leverage ratio calculated in accordance with the Capital Requirements Regulation was 5.2% at 31 December 2021, down from 5.5% at 31 December 2020, due to a decrease in tier 1 capital and an increase in leverage exposure, primarily due to growth in central bank deposits and customer lending, offset by a decrease in financial investments.
At 31 December 2021, our UK minimum leverage ratio requirement of 3.25% under the PRA’s UK leverage framework was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translated into capital values of $17.6bn and $2.5bn respectively. We exceeded these leverage requirements.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the tables in this section, including in the end point figures. Without their application, our CET1 ratio would be 15.7%.
The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. The impact is defined as:
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
In the current period, the add-back to CET1 capital amounted to $1.0bn under the STD approach with a tax impact of $0.2bn. At 31 December 2020, the add-back to the capital base under the STD approach was $1.6bn with a tax impact of $0.4bn.
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 31 December 2021 is published on our website at www.hsbc.com/investors.

HSBC Holdings plc	231

Risk
Liquidity and funding risk in 2021
Liquidity metrics
At 31 December 2021, all of the Group’s material operating entities were above regulatory minimum liquidity and funding levels.
Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. The liquidity value of these assets for each entity is shown in the following table along with the individual LCR levels based on European Commission Delegated Regulation (EU) 2015/61. This basis may differ from local LCR measures due to differences in the way non-EU regulators have implemented the Basel III standards. Each entity maintains sufficient stable funding relative to the required stable funding assessed using the NSFR or other appropriate metrics. From 1 January 2022, we started managing funding risk based on the PRA’s NSFR rules.
In addition to regulatory metrics, we enhanced our liquidity framework in 2021 to include an internal liquidity metric, which is being used to monitor and manage liquidity risk via a low-point measure across a 270-day horizon, taking into account recovery capacity.
The Group liquidity and funding position at the end of 2021 is analysed in the following sections.

Operating entities’ liquidity
	At 31 December 2021
	LCR	HQLA	Net outflows	NSFR
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[1]	241	163	68	178
HSBC Bank plc (non-ring-fenced bank)[2]	150	135	90	107
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	154	145	94	135
The Hongkong and Shanghai Banking Corporation – Singapore branch[3]	179	18	10	145
Hang Seng Bank	169	43	25	144
HSBC Bank China	141	17	12	130
HSBC Bank USA	119	98	83	140
HSBC Continental Europe[4,5]	145	54	37	128
HSBC Bank Middle East Ltd – UAE branch	210	12	6	146
HSBC Canada[4]	119	22	18	123
HSBC Mexico	200	9	5	141

	At 31 December 2020
HSBC UK Bank plc (ring-fenced bank)[1]	198	121	61	164
HSBC Bank plc (non-ring-fenced bank)[2]	136	138	102	124
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	195	146	75	146
The Hongkong and Shanghai Banking Corporation – Singapore branch[3]	162	16	10	135
Hang Seng Bank	212	50	24	151
HSBC Bank China	232	24	10	158
HSBC Bank USA	130	106	82	130
HSBC Continental Europe[4]	143	48	34	130
HSBC Bank Middle East Ltd – UAE branch	280	11	4	164
HSBC Canada[4]	165	30	18	136
HSBC Mexico	198	10	5	139
1HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises four legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
2HSBC Bank plc includes oversea branches and special purpose entities consolidated by HSBC for financial statements purposes.
3The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation Limited. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
4HSBC Continental Europe and HSBC Canada represent the consolidated banking operations of the Group in France and Canada, respectively. HSBC Continental Europe and HSBC Canada are each managed as single distinct operating entities for liquidity purposes.
5The net stable funding ratio for HSBC Continental Europe is based on the EU’s CRR II rules.
At 31 December 2021, all of the Group’s principal operating entities were above regulatory minimum levels.
The most significant movements in 2021 are explained below:
•HSBC UK Bank plc retained a strong liquidity position, reflecting growth in its commercial surplus that was driven by customer deposits and the drawdown of a central bank term funding scheme.
•HSBC Bank plc’s liquidity ratio increased to 150%, mainly due to growth in customer deposits and a decline in loans.
•HSBC Continental Europe maintained a strong liquidity position, reflecting growth in deposits.
•The Hongkong and Shanghai Banking Corporation – Hong Kong branch’s liquidity position remained strong, although its liquidity ratio dropped to 154%, mainly due to growth in equity holding and loans.
•Hang Seng Bank’s liquidity ratio dropped to 169%, mainly due to growth in loans.
•HSBC Bank China’s liquidity ratio dropped to 141%, mainly driven by growth in loans coupled with lower deposits and debt issuances.
•HSBC Bank Middle East Ltd – UAE branch retained a strong liquidity position, with a liquidity ratio of 210%.
•HSBC Canada’s liquidity ratio dropped to 119%, mainly driven by the maturity of the short-term funding raised during the pandemic and growth in loans.

232	HSBC Holdings plc

Consolidated liquidity metrics
Liquidity coverage ratio
At 31 December 2021, the total HQLA held at entity level amounted to $880bn (31 December 2020: $857bn), an increase of $23bn. In 2021, we implemented a revised approach to the application of the requirements under the European Commission Delegated Regulation (EU) 2015/61. This revised approach was used to assess the limitations in the transferability of entity liquidity around the Group and resulted in an adjustment of $163bn to LCR HQLA and $9bn to LCR inflows. This reflected an increase in the adjustment of $62bn compared with the approach used for the disclosure in the Annual Report and Accounts 2020. The change in methodology was designed to better incorporate local regulatory restrictions on the transferability of liquidity.

	At
	31 Dec	30 Jun	31 Dec
	2021	2021	2020[1]
	$bn	$bn	$bn
High-quality liquid assets (in entities)	880	844	857
EC Delegated Act adjustment for transfer restrictions[2]	(172)	(189)	(179)
Group LCR HQLA	717	659	678
Net outflows	518	494	487
Liquidity coverage ratio	138%	134%	139%
1 Group LCR numbers above for 31 December 2020 are based on the approach used before the methodology was revised.
2 This includes adjustments made to high-quality liquid assets and inflows in entities to reflect liquidity transfer restrictions
Liquid assets
After the $163bn adjustment, the Group LCR HQLA of $717bn (31 December 2020: $678bn) was held in a range of asset classes and currencies. Of these, 97% were eligible as level 1 (31 December 2020: 90%).
The following tables reflect the composition of the liquidity pool by asset type and currency at 31 December 2021.

Liquidity pool by asset type
	Liquidity pool	Cash	Level 1[1]	Level 2[1]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	390	390	—	—
Central and local government bonds	302	—	281	21
Regional government public sector entities	3	—	2	1
International organisation and multilateral developments banks	9	—	9	—
Covered bonds	4	—	2	2
Other	9	—	8	1
Total at 31 Dec 2021	717	390	302	25
Total at 31 Dec 2020	678	307	301	70
1    As defined in EU regulations, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 31 Dec 2021	189	211	104	56	157	717
Liquidity pool at 31 Dec 2020	218	176	117	74	93	678

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

Funding sources
(Audited)
	2021	2020
	$m	$m
Customer accounts	1,710,574	1,642,780
Deposits by banks	101,152	82,080
Repurchase agreements – non-trading	126,670	111,901
Debt securities in issue	78,557	95,492
Cash collateral, margin and settlement accounts	65,452	78,565
Liabilities of disposal groups held for sale	9,005	—
Subordinated liabilities	20,487	21,951
Financial liabilities designated at fair value	145,502	157,439
Liabilities under insurance contracts	112,745	107,191
Trading liabilities	84,904	75,266
– repos	11,004	11,728
– stock lending	2,332	4,597
– other trading liabilities	71,568	58,941
Total equity	206,777	204,995
Other balance sheet liabilities	296,114	406,504
At 31 Dec	2,957,939	2,984,164

Funding uses
(Audited)
	2021	2020
	$m	$m
Loans and advances to customers	1,045,814	1,037,987
Loans and advances to banks	83,136	81,616
Reverse repurchase agreements – non-trading	241,648	230,628
Cash collateral, margin and settlement accounts	59,884	76,859
Assets held for sale	3,411	299
Trading assets	248,842	231,990
– reverse repos	14,994	13,990
– stock borrowing	8,082	8,286
– other trading assets	225,766	209,714
Financial investments	446,274	490,693
Cash and balances with central banks	403,018	304,481
Other balance sheet assets	425,912	529,611
At 31 Dec	2,957,939	2,984,164

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

HSBC Holdings plc	233

Risk

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt securities issued	17,602	14,593	9,293	9,249	5,233	25,058	55,388	56,639	193,055
– unsecured CDs and CP	4,586	6,795	4,281	2,837	1,189	947	834	931	22,400
– unsecured senior MTNs	8,542	4,140	2,633	2,078	2,074	14,932	45,063	45,259	124,721
– unsecured senior structured notes	2,090	1,610	1,017	975	1,206	2,996	3,382	8,604	21,880
– secured covered bonds	—	1,137	—	997	—	2,417	1,997	—	6,548
– secured asset-backed commercial paper	956	—	—	—	—	—	—	—	956
– secured ABS	1	133	33	31	193	896	1,696	98	3,081
– others	1,427	778	1,329	2,331	571	2,870	2,416	1,747	13,469
Subordinated liabilities	—	—	11	—	—	417	7,023	21,274	28,725
– subordinated debt securities	—	—	11	—	—	417	7,023	19,427	26,878
– preferred securities	—	—	—	—	—	—	—	1,847	1,847
At 31 Dec 2021	17,602	14,593	9,304	9,249	5,233	25,475	62,411	77,913	221,780

Debt securities issued	18,057	16,848	20,314	15,208	7,561	20,768	49,948	59,911	208,615
– unsecured CDs and CP	4,048	8,440	9,977	6,186	2,945	1,474	1,454	1,546	36,070
– unsecured senior MTNs	9,625	3,363	3,915	4,684	2,005	9,295	35,834	49,209	117,930
– unsecured senior structured notes	2,075	1,539	1,451	1,242	1,241	3,702	4,979	6,765	22,994
– secured covered bonds	—	—	28	—	750	2,514	3,917	—	7,209
– secured asset-backed commercial paper	1,094	—	—	—	—	—	—	—	1,094
– secured ABS	19	119	171	45	41	410	1,865	646	3,316
– others	1,196	3,387	4,772	3,051	579	3,373	1,899	1,745	20,002
Subordinated liabilities	618	—	237	—	12	12	6,081	22,941	29,901
– subordinated debt securities	618	—	237	—	12	12	6,081	21,085	28,045
– preferred securities	—	—	—	—	—	—	—	1,856	1,856
At 31 Dec 2020	18,675	16,848	20,551	15,208	7,573	20,780	56,029	82,852	238,516

234	HSBC Holdings plc

Structural foreign exchange risk in 2021
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangements or associates, together with any associated hedges, the functional currencies of which are currencies other than the US dollar. Exchange differences on structural exposures are usually recognised in ‘Other comprehensive income’.

Net structural foreign exchange exposures
	2021[1]
Currency of structural exposure	Net investment in foreign operations (excl non-controlling interest)	Net investment hedges	Structural foreign exchange exposures (pre-economic hedges)	Economic hedges – structural FX hedges[2]	Economic hedges – equity securities (AT1)[3]	Net structural foreign exchange exposures
	$m	$m	$m	$m	$m	$m
Hong Kong dollars	44,714	(4,992)	39,722	(7,935)	—	31,787
Pounds sterling	47,935	(15,717)	32,218	—	(1,353)	30,865
Chinese renminbi	35,879	—	35,879	(1,255)	—	34,624
Euros	14,671	—	14,671	—	(4,262)	10,409
Canadian dollars	5,147	(1,093)	4,054	—	—	4,054
Indian rupees	5,106	—	5,106	—	—	5,106
Mexican pesos	3,598	—	3,598	—	—	3,598
Saudi riyals	4,115	—	4,115	—	—	4,115
UAE dirhams	4,155	(700)	3,455	(1,985)	—	1,470
Malaysian ringgit	2,713	—	2,713	—	—	2,713
Singapore dollars	2,339	(680)	1,659	—	(1,298)	361
Australian dollars	2,300	—	2,300	—	—	2,300
Taiwanese dollars	2,105	(1,019)	1,086	—	—	1,086
Indonesian rupiah	1,748	—	1,748	—	—	1,748
Swiss francs	1,107	(809)	298	—	—	298
Korean won	1,219	(696)	523	—	—	523
Thai baht	859	—	859	—	—	859
Egyptian pound	1,051	—	1,051	—	—	1,051
Qatari rial	725	—	725	(332)	—	393
Argentinian peso	795	—	795	—	—	795
Others, each less than $700m	5,242	(200)	5,042	(36)	—	5,006
At 31 Dec	187,523	(25,906)	161,617	(11,543)	(6,913)	143,161

	2020[1]
Hong Kong dollars	47,623	—	47,623	(5,564)	—	42,059
Pounds sterling	46,506	(11,221)	35,285	—	(1,365)	33,920
Chinese renminbi	32,165	—	32,165	(1,191)	—	30,974
Euros	15,672	—	15,672	—	(4,596)	11,076
Canadian dollars	5,123	—	5,123	—	—	5,123
Indian rupees	4,833	—	4,833	—	—	4,833
Mexican pesos	4,139	—	4,139	—	—	4,139
Saudi riyals	3,892	—	3,892	—	—	3,892
UAE dirhams	3,867	—	3,867	(1,985)	—	1,882
Malaysian ringgit	2,771	—	2,771	—	—	2,771
Singapore dollars	2,473	—	2,473	—	(1,324)	1,149
Australian dollars	2,357	—	2,357	—	—	2,357
Taiwanese dollars	2,036	—	2,036	—	—	2,036
Indonesian rupiah	1,726	—	1,726	—	—	1,726
Swiss francs	1,444	—	1,444	—	—	1,444
Korean won	1,368	—	1,368	—	—	1,368
Thai baht	991	—	991	—	—	991
Egyptian pound	889	—	889	—	—	889
Qatari rial	667	—	667	(382)	—	285
Argentinian peso	614	—	614	—	—	614
Others, each less than $700m	5,577	—	5,577	(75)	—	5,502
At 31 Dec	186,733	(11,221)	175,512	(9,197)	(7,285)	159,030
1    Incremental hedging transactions were undertaken in 2021 to reduce structural foreign exchange risk. The disclosure has therefore been expanded and comparatives re-presented.
2    Represents hedges that do not qualify as net investment hedges for accounting purposes.
3    Represents foreign currency denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRSs and do not qualify as net investment hedges for accounting purposes. The gain or loss arising from changes in the US dollar value of these instruments is recognised on redemption in retained earnings.
Shareholders’ equity would decrease by $2,981m (2020: $2,427m) if euro and sterling foreign currency exchange rates weakened by 5% relative to the US dollar.

HSBC Holdings plc	235

Risk
Interest rate risk in the banking book in 2021

Net interest income sensitivity
The following tables set out the assessed impact to a hypothetical base case projection of our banking book NII under the following scenarios:
•an immediate shock of 25 basis points (‘bps’) to the current market-implied path of interest rates across all currencies on
1 January 2022 (effects over one year and five years);
•an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 January 2022 (effects over one year and five years).
The sensitivities shown represent a hypothetical simulation of the base case NII, assuming a static balance sheet, no management actions from the Markets Treasury business and a simplified 50% pass-on assumption applied for material entities as described below. This incorporates the effect of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions and customer behaviour, including prepayment of mortgages under the specific interest rate scenarios. The scenarios represent interest rate shocks to the current market implied path of rates. The sensitivity calculations exclude pensions, insurance and investments in subsidiaries.
The NII sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.
As market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics in particular markets. Previously we disclosed NII sensitivity using a range of different pass-on assumptions, varying by currency, product and market. To aid comparability between markets, we have simplified the basis of preparation for our disclosure, and have used a 50% pass-on assumption for major entities on certain interest bearing deposits. Our pass-through asset assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on. Using this basis has resulted in a modest reduction in interest rate sensitivities in comparison with the previous basis of preparation. Comparatives have not been restated.
The one-year and five-year NII sensitivities in the down-shock scenarios increased at 31 December 2021 at Group level when compared with 31 December 2020. This was driven by the changes in the forecasted yield curves and changes in balance sheet composition. The NII sensitivities are forecasted for the whole period of one and five years each quarter.
The NII sensitivities shown are hypothetical and based on simplified scenarios. Immediate interest rate rises of 25bps and 100bps would increase projected NII for the 12 months to
31 December 2022 by $1,309m and $5,414m, respectively. Conversely, falls of 25bps and 100bps would decrease projected NII for the 12 months to 31 December 2022 by $1,952m and $5,761m, respectively.
The sensitivity of NII for 12 months increased by $66m in the plus 100bps parallel shock and increased by $907m in the minus 100bps parallel shock, comparing 31 December 2021 with
31 December 2020. The increase in the sensitivity of NII for 12 months in the plus 100bps parallel shock was mainly driven by change in market sentiment, reflecting current market expectations of main policy rates and changes in pass-on assumptions referred to above.
The change in NII sensitivity for five years is also driven by the factors above.
The tables do not include Markets Treasury management actions or changes in Markets and Securities Services net trading income that may further limit the impact.
For further details on measurement of interest rate risk in the banking book, see page 227.

NII sensitivity to an instantaneous change in yield curves (12 months) – 1 year NII sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2022 to Dec 2022 (based on balance sheet at 31 December 2021)
+25bps parallel	125	265	420	106	393	1,309
-25bps parallel	(257)	(536)	(594)	(170)	(395)	(1,952)
+100bps parallel	458	1,054	1,739	632	1,532	5,414
-100bps parallel	(466)	(1,020)	(2,070)	(595)	(1,610)	(5,761)
Change in Jan 2021 to Dec 2021 (based on balance sheet at 31 December 2020)
+25bps parallel	223	423	555	126	320	1,647
-25bps parallel	(227)	(343)	(548)	(88)	(302)	(1,508)
+100bps parallel	546	1,267	1,811	502	1,222	5,348
-100bps parallel	(565)	(749)	(1,906)	(299)	(1,335)	(4,854)
.

NII sensitivity to an instantaneous change in yield curves (5 years) – Cumulative 5 years NII sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2022 to Dec 2026 (based on balance sheet at 31 December 2021)
+25bps parallel	1,026	1,410	3,333	827	2,510	9,106
-25bps parallel	(1,701)	(2,887)	(4,216)	(997)	(2,600)	(12,401)
+100bps parallel	3,922	4,870	13,389	3,919	9,841	35,941
-100bps parallel	(5,060)	(7,052)	(14,893)	(3,571)	(10,481)	(41,057)
Change in Jan 2021 to Dec 2025 (based on balance sheet at 31 December 2020)
+25bps parallel	1,233	1,732	3,718	761	2,128	9,571
-25bps parallel	(1,466)	(1,968)	(3,826)	(605)	(2,094)	(9,959)
+100bps parallel	3,891	6,465	12,571	3,020	8,203	34,149
-100bps parallel	(4,650)	(5,285)	(13,469)	(1,888)	(8,808)	(34,098)
The net interest income sensitivities arising from the scenarios presented in the tables above are not directly comparable. This is due to timing differences relating to interest rate changes and the repricing of assets and liabilities.

236	HSBC Holdings plc

NII sensitivity to an instantaneous change in yield curves (5 years) – NII sensitivity by years
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2022 to Dec 2026 (based on balance sheet at 31 December 2021)
+25bps parallel	1,309	1,758	1,896	2,002	2,141	9,106
-25bps parallel	(1,952)	(2,324)	(2,593)	(2,687)	(2,845)	(12,401)
+100bps parallel	5,414	6,738	7,492	7,937	8,359	35,941
-100bps parallel	(5,761)	(7,664)	(8,675)	(9,354)	(9,603)	(41,057)
Change in Jan 2021 to Dec 2025 (based on balance sheet at 31 December 2020)
+25bps parallel	1,647	1,866	1,930	2,028	2,100	9,571
-25bps parallel	(1,508)	(1,986)	(2,307)	(2,045)	(2,113)	(9,959)
+100bps parallel	5,348	6,538	7,083	7,444	7,736	34,149
-100bps parallel	(4,854)	(6,174)	(7,087)	(7,660)	(8,323)	(34,098)
Sensitivity of capital and reserves
Hold-to-collect-and-sell stressed value at risk (‘VaR’) is a quantification of the potential losses to a 99% confidence level of the portfolio of high-quality liquid assets held under a hold-to-collect-and-sell business model in the Markets Treasury business. The portfolio is accounted for at fair value through other comprehensive income together with the derivatives held in designated hedging relationships with these securities. The mark-to-market of this portfolio therefore has an impact on CET1. Stressed VaR is quantified based on the worst losses over a one-year period going back to the beginning of 2007 and the assumed holding period is 60 days. At the end of 2021, the stressed VaR of the portfolio was $3.63bn (2020: $2.94bn). The increase was mainly driven by the extension in the duration of our mortgage- backed securities exposures in US dollars as well as increases to the hold-to-collect-and-sell portfolios in US dollars and pounds sterling, partially offset by a reduction of exposure in a variety of other currencies.
Alongside our monitoring of the stressed VaR of this portfolio, we also monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a yearly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. Although we allow rates to go negative in this assessment, we apply a floor on the shocks in the minus 100bps scenario set at the lower of either minus 50bps or the central bank deposit rate. Due to increases in interest rates during 2021, the effect of this flooring has reduced significantly when compared with 2020.
The following table describes the sensitivity of our cash flow hedge reported reserves to the stipulated movements in yield curves at the year end. The sensitivities are indicative and based on simplified scenarios. These particular exposures form only a part of our overall interest rate exposure.
Comparing 31 December 2021 with 31 December 2020, the sensitivity of the cash flow hedging reserve increased by $866m in the plus 100bps scenario and increased by $1.13bn in the minus 100bps scenario. The increase in both scenarios was mainly driven by an increase in fixed rate pound sterling hedges transacted in HSBC UK Bank plc against a change in the interest rate risk behaviouralisation profile for non-interest-bearing current accounts. The increase in the down scenario is also driven by the reduced effect of flooring as interest rates increased over the year.

Sensitivity of cash flow hedging reported reserves to interest rate movements
$m
At 31 Dec 2021
+100 basis point parallel move in all yield curves	(1,531)
As a percentage of total shareholders’ equity	(0.77)%
-100 basis point parallel move in all yield curves	1,537
As a percentage of total shareholders’ equity	0.78%

At 31 Dec 2020
+100 basis point parallel move in all yield curves	(665)
As a percentage of total shareholders’ equity	(0.34)%
-100 basis point parallel move in all yield curves	409
As a percentage of total shareholders’ equity	0.21%
Third-party assets in Markets Treasury
Third-party assets in Markets Treasury increased by 8% compared with 31 December 2020. The net increase of $57bn is reflective of higher commercial surpluses during the year, with the increase of $115bn in ‘Cash and balances at central banks’ and decrease of
$52bn in ‘Financial investments’ being largely attributed to the reduction of investments in high-quality liquid assets driven by the change in outlook for interest rate expectations across many markets, with the resulting cash deployed with central banks.

Third-party assets in Markets Treasury
	2021	2020
	$m	$m
Cash and balances at central banks	379,106	263,656
Trading assets	329	392
Loans and advances:
– to banks	47,363	34,555
– to customers	371	1,167
Reverse repurchase agreements	47,067	61,693
Financial investments	338,692	391,017
Other	5,451	8,724
At 31 Dec	818,379	761,204

HSBC Holdings plc	237

Risk
Defined benefit pension plans
Market risk arises within our defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows.
For details of our defined benefit plans, including asset allocation, see Note 5 on the financial statements, and for pension risk management, see page 228.
.
Additional market risk measures applicable only to the parent company
HSBC Holdings monitors and manages foreign exchange risk and interest rate risk. In order to manage interest rate risk, HSBC Holdings uses the projected sensitivity of its NII to future changes in yield curves and the interest rate repricing gap tables.
During 2021, HSBC Holdings issued approximately $19.3bn of debt, replacing $5.6bn of maturing or callable debt and generating $13.7bn of net new debt. A total $3.1bn of this new debt was left unhedged and the impact can be observed in the NII sensitivity tables where the 12 months sensitivity increased compared with last year.
Foreign exchange risk
HSBC Holdings’ foreign exchange exposures derive almost entirely from the execution of structural foreign exchange hedges on behalf of the Group as its business-as-usual foreign exchange exposures are managed within tight risk limits. At 31 December 2021, HSBC Holdings had forward foreign exchange contracts of
$25.9bn (2020: $11.2bn) to manage the Group’s structural foreign exchange exposures.
For further details of our structural foreign exchange exposures, see page 235.
Sensitivity of net interest income
HSBC Holdings monitors NII sensitivity over 12-month and five-year time horizons, reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. These sensitivities assume that any issuance where HSBC Holdings has an option to reimburse at a future call date is called at this date. The tables below set out the effect on HSBC Holdings’ future NII based on the following scenarios:
•an immediate shock of 25 basis points (‘bps’) to the current market-implied path of interest rates across all currencies on
1 January 2022; and
•an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 January 2022.
The NII sensitivities shown are indicative and based on simplified scenarios. Immediate interest rate rises of 25bps and 100bps would increase projected NII for the 12 months to 31 December 2022 by $29m and $113m, respectively. Conversely, falls of 25bps and 100bps would decrease projected NII for the 12 months to 31 December 2022 by $28m and $109m, respectively.

NII sensitivity to an instantaneous change in yield curves (12 months)
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2022 to Dec 2022 (based on balance sheet at 31 December 2021)
+25bps	16	—	8	4	—	29
-25bps	(16)	—	(8)	(4)	—	(28)
+100bps	65	—	31	16	—	113
-100bps	(64)	—	(31)	(14)	—	(109)
Change in Jan 2021 to Dec 2021 (based on balance sheet at 31 December 2020)
+25bps	13	—	8	2	—	23
-25bps	(13)	—	(8)	(3)	—	(23)
+100bps	50	—	33	7	—	91
-100bps	(51)	—	(32)	(13)	—	(95)

NII sensitivity to an instantaneous change in yield curves (5 years)
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2022 to Dec 2022 (based on balance sheet at 31 December 2021)
+25bps	29	44	45	38	28	184
-25bps	(28)	(44)	(45)	(38)	(28)	(183)
+100bps	113	177	180	152	112	733
-100bps	(109)	(174)	(174)	(148)	(109)	(715)
Change in Jan 2021 to Dec 2021 (based on balance sheet at 31 December 2020)					—
+25bps	23	40	43	39	31	176
-25bps	(23)	(42)	(46)	(41)	(32)	(184)
+100bps	91	159	171	156	126	702
-100bps	(95)	(169)	(189)	(169)	139	(761)
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

238	HSBC Holdings plc

Repricing gap analysis of HSBC Holdings
	Total	Up to 1 year	From over 1 to 5 years	From over 5 to 10 years	More than 10 years	Non-interest bearing
	$m	$m	$m	$m	$m	$m
Cash at bank and in hand:
– balances with HSBC undertakings	2,590	2,590
Derivatives	2,811					2,811
Loans and advances to HSBC undertakings	76,516	22,545	29,759	20,347	2,000	1,865
Financial investments in HSBC undertakings	26,194	22,917	3,268			9
Investments in subsidiaries	163,211	5,425	8,395	600		148,791
Other assets	1,850					1,850
Total assets	273,172	53,477	41,422	20,947	2,000	155,326
Amounts owed to HSBC undertakings	(111)					(111)
Financial liabilities designated at fair values	(32,418)	(5,925)	(10,801)	(14,942)	(750)
Derivatives	(1,220)					(1,220)
Debt securities in issue	(67,483)	(11,244)	(34,917)	(19,322)	(2,000)
Other liabilities	(4,551)					(4,551)
Subordinated liabilities	(17,059)	(1,131)	(3,705)	(1,780)	(10,443)
Total equity	(150,330)	(2,446)	(11,096)	(8,721)		(128,067)
Total liabilities and equity	(273,172)	(20,746)	(60,519)	(44,765)	(13,193)	(133,949)
Off-balance sheet items attracting interest rate sensitivity		(18,797)	(10,871)	1,434	6,184	308
Net interest rate risk gap at 31 Dec 2021		13,952	(8,226)	(22,384)	(5,009)	21,667
Cumulative interest rate gap		13,952	5,726	(16,658)	(21,667)

Cash at bank and in hand:
– balances with HSBC undertakings	2,913	2,913	—	—	—	—
Derivatives	4,698	—	—	—	—	4,698
Loans and advances to HSBC undertakings	75,696	25,610	22,190	20,398	2,000	5,498
Financial investments in HSBC undertakings	17,485	15,112	2,771	—	—	(398)
Investments in subsidiaries	156,485	5,381	7,660	1,500	—	141,944
Other assets	1,721	257	—	—	—	1,464
Total assets	258,998	49,273	32,621	21,898	2,000	153,206
Amounts owed to HSBC undertakings	(330)	(330)	—	—	—	—
Financial liabilities designated at fair values	(25,664)	(1,827)	(6,533)	(13,535)	(750)	(3,019)
Derivatives	(3,060)	—	—	—	—	(3,060)
Debt securities in issue	(64,029)	(9,932)	(29,026)	(22,063)	(2,000)	(1,008)
Other liabilities	(5,375)	—	—	—	—	(5,375)
Subordinated liabilities	(17,916)	—	(3,839)	(1,780)	(10,463)	(1,834)
Total equity	(142,624)	(1,464)	(11,439)	(9,198)		(120,523)
Total liabilities and equity	(258,998)	(13,553)	(50,837)	(46,576)	(13,213)	(134,819)
Off-balance sheet items attracting interest rate sensitivity		(20,324)	11,562	2,492	6,200	70
Net interest rate risk gap at 31 Dec 2020[1]		15,396	(6,654)	(22,186)	(5,013)	18,457
Cumulative interest rate gap		15,396	8,742	(13,444)	(18,457)	—
1    Investments in subsidiaries and equity have been allocated based on call dates for any callable bonds. The prior year figures have been amended to reflect this.
Overview
Market risk is the risk of adverse financial impact on trading activities arising from changes in market parameters such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios: trading portfolios and non-trading portfolios
Market risk management
Key developments in 2021
There were no material changes to our policies and practices for the management of market risk in 2021.
Governance and structure
The following diagram summarises the main business areas where trading and non-trading market risks reside, and the market risk measures used to monitor and limit exposures.

Risk types	Trading risk	Non-trading risk
	•Foreign exchange and commodities •Interest rates •Credit spreads •Equities	•Interest rates[1] •Credit spreads •Foreign exchange
Global business	GBM	GBM, Global Treasury, CMB and WPB
Risk measure	Value at risk | Sensitivity | Stress testing	Value at risk | Sensitivity | Stress testing
1    The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group value at risk. The management of this risk is described on page 238.
Where appropriate, we apply similar risk management policies and measurement techniques to both trading and non-trading portfolios. Our objective is to manage and control market risk exposures to optimise return on risk while maintaining a market profile consistent with our established risk appetite.
Market risk is managed and controlled through limits approved by the Group Chief Risk and Compliance Officer for HSBC Holdings. These limits are allocated across business lines and to the Group’s legal entities. Each major operating entity has an independent market risk management and control sub-function, which is

HSBC Holdings plc	239

Risk
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
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue of intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business.
The number of back-testing exceptions is used to gauge how well the models are performing. We consider enhanced internal monitoring of a VaR model if more than five profit exceptions or more than five loss exceptions occur in a 250-day period.
We back-test our VaR at set levels of our Group entity hierarchy.
Market risk in 2021
Financial markets performed well in 2021. During the first half of the year, the roll-out of Covid-19 vaccination programmes, as well as continued monetary and fiscal support, contributed to a gradual recovery of major economies. Concerns of rising inflationary pressures were mainly interpreted as transitory. While the path of monetary policies remained uncertain, central banks continued to provide liquidity. This supported risk asset valuations, while

240	HSBC Holdings plc

volatility in most asset classes was subdued. In the second half of 2021, amid the emergence of new Covid-19 variants, global equities reached further record highs, as investors focused on global economic resilience and strong corporate earnings. Bond yields followed a downward trend for most of the third quarter of 2021, before reversing in the final weeks of the year, when markets began pricing in expectations of a faster pace of interest rate rises in some of the major economies, due to persistently elevated inflation. Credit markets remained strong, with credit benchmark indices for investment-grade and high-yield debt close to pre-pandemic levels.
We continued to manage market risk prudently during 2021. Sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress and scenario analysis.

Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by the Markets and Securities Services business.
Trading VaR at 31 December 2021 did not change materially compared with 31 December 2020 and it remained within a relatively narrow range for most of 2021. On a consolidated portfolio basis, larger contributions from credit spread risks and foreign exchange risks were offset by:
•gains from exposures to equity risks and interest rate risks; and
•reduced equity risks captured in the RNIV framework.
On a stand-alone basis, credit spread risks and interest rate risks from fixed income market-making activities were the main drivers of VaR at the end of 2021, with larger contributions compared with the end of 2020.
The daily levels of total trading VaR during 2021 are set out in the graph below.

Daily VaR (trading portfolios), 99% 1 day ($m)
The Group trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day[1]
(Audited)
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[2]	Total[3]
	$m	$m	$m	$m	$m	$m
Balance at 31 Dec 2021	9.1	25.9	15.4	24.8	(36.5)	38.8
Average	12.9	33.8	16.7	19.2	(45.5)	37.1
Maximum	31.8	51.7	24.3	29.4		53.8
Minimum	6.7	18.5	12.1	12.2		27.7

Balance at 31 Dec 2020	13.7	20.3	21.5	24.3	(36.4)	43.4
Average	11.0	26.6	27.3	21.6	(38.3)	48.1
Maximum	25.7	43.5	42.0	44.1		69.3
Minimum	5.6	19.1	13.6	12.6		33.6
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
3    The total VaR is non-additive across risk types due to diversification effects.

HSBC Holdings plc	241

Risk
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at
31 December 2021. This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day

	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Balance at 31 Dec 2021	38.8	21.6
Average	37.1	24.0
Maximum	53.8	30.0
Minimum	27.7	18.9

Balance at 31 Dec 2020	43.4	27.6
Average	48.1	32.7
Maximum	69.3	47.3
Minimum	33.6	22.4

Back-testing
During 2021, the Group experienced two loss back-testing exceptions against hypothetical profit and loss and two loss back-testing exceptions against actual profit and loss.
These exceptions comprised:
•a loss back-testing exception against hypothetical profit and loss in March, mainly driven by the effect of lower volatility in the equity markets and by the increase in some emerging markets foreign exchange forward rates volatilities;
•a loss exception against actual profit and loss in September, attributable to the payment of novation fees under our RWA optimisation programme; and
•a loss back-testing exception against both hypothetical and actual profit and loss in late November, due to a number of relatively small losses spread across credit spread, equity and interest rates asset classes.

Non-trading portfolios
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at fair value through other comprehensive income, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
Value at risk of the non-trading portfolios
The VaR for non-trading activity at 31 December 2021 was lower than at 31 December 2020. The decrease arose mainly from an increase in the diversification benefit across interest rate and credit exposures. On a stand-alone basis, interest rate VaR increased, mainly due to higher levels of market volatility observed in February 2021, while credit VaR reduced over the year driven by a reduction in credit spread exposure in the portfolio of non-trading financial instruments managed by Markets Treasury.
Non-trading VaR includes the interest rate risk in the banking book transferred to and managed by Markets Treasury and the exposures generated by the portfolio of high-quality liquid assets held by Markets Treasury to meet liquidity requirements. The management of interest rate risk in the banking book is described further in the ‘Net interest income sensitivity’ section.
The daily levels of total non-trading VaR in 2021 are set out in the graph below.

Daily VaR (non-trading portfolios), 99% 1 day ($m)

242	HSBC Holdings plc

The Group non-trading VaR for 2021 is shown in the table below.

Non-trading VaR, 99% 1 day
(Audited)
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Balance at 31 Dec 2021	216.4	70.3	(66.3)	220.4
Average	200.7	76.9	(40.3)	237.3
Maximum	248.7	99.3	—	298.8
Minimum	163.3	64.7	—	193.5

Balance at 31 Dec 2020	166.6	87.0	(5.7)	247.8
Average	150.2	82.5	(42.0)	190.7
Maximum	196.4	133.4	—	274.6
Minimum	59.0	44.2	—	79.7
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types – such as interest rate and credit spreads – together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
2    The total VaR is non-additive across risk types due to diversification effects.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk and interest rate risk on fixed-rate securities issued by HSBC Holdings. HSBC’s management of market risks in non-trading books is described further in the Treasury Risk section.
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
Resilience risk management
Key developments in 2021
The Operational and Resilience Risk sub-function provides robust non-financial risk steward oversight of the management of risk by the Group businesses, functions and legal entities. It also provides effective and timely independent challenge. During the year, we carried out a number of initiatives to strengthen the management of non-financial risks:
•We developed a more robust understanding of our risk and control environment, by updating our material risk taxonomy and control libraries, and refreshing material risk and control assessments.
•We further strengthened our non-financial risk governance and senior leadership.
•We created a consolidated view of all risk issues across the Group, enabling better senior management focus on non-financial risk, and the ability to identify material control issues and intervention as required.
•We improved how we provide analysis and reporting of non-financial risks, with more risk practitioners now having access to a wider range of management information on their risks and controls.
•We increased the capability of risk stewards to allow for effective stewardship to be in place across the Group.
•We strengthened our approach in the comparison of issues and near misses by implementing a Group-wide harmonised approach across businesses, functions and regions.
•We enhanced risk management oversight across our most material change initiatives to support growth in our strategic transformation.
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
A principal senior management meeting for operational and resilience risk governance is the Non-Financial Risk Management Board, chaired by the Group Chief Risk and Compliance Officer, with an escalation path to the Group Risk Management Meeting.
Key risk management processes
Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover and learn from internal or external disruption, protecting customers, the markets we operate in and economic stability. Resilience is determined by assessing whether we are

HSBC Holdings plc	243

Risk
able to continue to provide our most important services, within an agreed level. We accept we will not be able to prevent all disruption but we prioritise investment to continually improve the response and recovery strategies for our most important business services.
Business operations continuity
Business continuity, in response to the Covid-19 pandemic, remains in place across a number of locations where the Group operates, allowing the majority of service level agreements to be maintained. There were no significant impacts to service delivery in locations where the Group operates.

Regulatory compliance risk
Overview
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct and breaching related financial services regulatory standards. Regulatory compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business.
Regulatory compliance risk management
Key developments in 2021
We continued to embed the structural changes made in 2020 to our wider approach to compliance risk management. The integration of the Risk and Compliance functions in May 2021 has brought together two complementary functions, which will strengthen the regulatory compliance function’s mandate and our capability to drive the right standards with regard to the conduct of our business.
In June 2021, we also announced our new purpose-led approach to conduct. As part of this, we took the opportunity to align and simplify our approach, making conduct easier to understand and showing how it relates to and helps fulfil our value: ‘we take responsibility’.
Governance and structure
Following the integration of the Global Risk and Compliance functions, the Group Head of Compliance and the Group Head of Financial Crime – who is also the Group Money Laundering Reporting Officer – each report to the Group Chief Risk and Compliance Officer. They also each attend the Risk and Compliance Executive Committee, the Group RMM and the GRC. The structure of the Compliance function below this level is substantively unchanged and the Group Regulatory Conduct capability and Group Financial Crime capability both continue to work closely with the regional chief compliance officers and their respective teams to help them identify and manage regulatory and financial crime compliance risks across the Group. They also work together to ensure we achieve good conduct outcomes and provide enterprise-wide support on the Compliance risk agenda in collaboration with the Group’s Risk function.
Key risk management processes
The Group Regulatory Conduct capability is responsible for setting global policies, standards and risk appetite to guide the Group’s management of regulatory compliance risk. It also devises the required frameworks and support processes to protect against regulatory compliance risks. The Group capability provides oversight, review and challenge to the regional chief compliance officers and their teams to help them identify, assess and mitigate regulatory compliance risks, where required. The Group’s regulatory compliance risk policies are regularly reviewed. Global policies and procedures require the prompt identification and escalation of any actual or potential regulatory breaches, and relevant reportable events are escalated to the Group RMM and the GRC, as appropriate.
Conduct of business
Our new, simplified conduct approach, which was launched in 2021, guides us to do the right thing and to recognise the real impact we have for our customers and the financial markets in which we operate. It complements our purpose and values, setting outcomes to be achieved for our customers and markets. It recognises cultural and behavioural drivers of good conduct outcomes and applies across all risk disciplines, operational processes and technologies. During 2021:
•We understood and served our customers’ ongoing needs, and continued to champion a strong conduct and customer-focused culture. This was demonstrated through the continued provision of support to our customers facing financial difficulties as a result of the prolonged impacts of the pandemic and the resulting uncertainty in trading conditions.
•We began the integration of climate risk into the Group’s risk management approach to recognise the importance of strengthened controls and oversight for our related activities.
•We operated resiliently and securely to avoid harm to our customers and markets by continuing to embed conduct within our business line processes and through our non-financial and financial risk steward activities.
•We continued our focus on culture and behaviours as a driver of good conduct outcomes.
•We placed a particular focus on the importance of well-being and collaborative working as we continued to adapt to changing working practices as the pace of change resulting from the pandemic varied across our markets.
•We continued to emphasise – and worked to create – an environment in which employees are encouraged and feel safe to speak up.
•We delivered our latest annual global mandatory training course on conduct to reinforce the importance of conduct for all colleagues.
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
Financial crime risk management
Key developments in 2021
We continuously review the effectiveness of our financial crime risk management framework, which includes consideration of the complex and dynamic nature of sanctions risk, notably with respect to the array of new regulations and designations in 2021 and in alignment with our policy, which is to comply with all applicable sanctions regulations in the jurisdictions in which we operate.
We also continued to make progress with several key financial crime risk management initiatives, including:
•We deployed a key component of our intelligence-led, dynamic risk assessment capabilities for customer account monitoring in the UK, and undertook important enhancements to our traditional transaction monitoring systems globally.
•We strengthened our anti-fraud capabilities, notably with respect to the early identification of first-party lending fraud and the development of new strategic detection tools.
•We continued the development of leading-edge surveillance technology and capabilities to identify potential market abuse, including testing machine learning capabilities to detect unauthorised trading.

244	HSBC Holdings plc

•We invested in the use of AI and advanced analytics techniques to manage financial crime risk, notably new automated capabilities in name and transaction screening (for further details, see page 144).
•We implemented a gifts and entertainment recording and approval system, which, in combination with an expenses reconciliation tool, allows us to better manage our gifts and entertainment risk.
Governance and structure
We have continued to review the effectiveness of our governance framework to manage financial crime risk. The framework aims to enable us to comply with the letter and the spirit of applicable financial crime laws and regulations in the jurisdictions in which we operate, as well as our own policies, standards, and values relating to financial crime risks.
In 2021, the Group Risk and Compliance functions were integrated, allowing us to make better use of a broader range of perspectives from other risk disciplines.
Key risk management processes
We will not tolerate knowingly conducting business with individuals or entities believed to be engaged in illicit activity. We require everybody in HSBC to play their role in maintaining effective systems and controls to prevent and detect financial crime. Where we believe we have identified suspected illicit activity or vulnerabilities in our control framework, we will take appropriate mitigating action.
We continue to assess the effectiveness of our end-to-end financial crime risk management framework on an ongoing basis, and invest in enhancing our operational control capabilities and technology solutions to deter and detect criminal activity. We have simplified our framework by streamlining and de-duplicating policy requirements. We also strengthened our financial crime risk taxonomy and control libraries and our investigative and monitoring capabilities through technology deployments. We developed more targeted metrics, and have also enhanced our governance and reporting.
We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk, protecting the integrity of the financial system and the communities we serve. We participate in numerous public-private partnerships and information-sharing initiatives around the world. In 2021, the UK, the EU, the US and Singapore, were particularly focused on anti-money laundering (‘AML’) reforms, to which we provided significant input. We played a key role in the industry responses to a number of consultation papers focused on the overall effectiveness of the global AML framework. We were also active participants in a key pilot undertaken by the Monetary Authority of Singapore, which establishes a framework to enable financial institutions to share information with each other when certain financial crime risk concerns have been identified. We took part in a number of roundtables organised by the Financial Action Task Force, supporting its strategic review. We also supported its work on digitisation and beneficial ownership registers. These align with our objectives of promoting a public policy and regulatory environment that embraces the use and harnessing of technology in building a financial crime framework for the future to ensure our organisation is more resilient and secure, while benefiting our customers.
Skilled Person/Independent Consultant
In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020), as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking AML and sanctions-related obligations. Over the past several years, HSBC has retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme.
The Skilled Person issued its final report in June 2021, which contained a number of limited recommendations. Following publication of the report, the FCA determined that no further Skilled Person work is required. The Group Risk Committee will continue to retain oversight of matters relating to AML, sanctions, terrorist financing and proliferation financing. Separately, the Independent Consultant carried out its eighth annual review for the FRB and, in November 2021, issued its report, which contained a limited number of recommendations.

Model risk
Overview
Model risk is the risk of inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used, or from models that do not perform in line with expectations and predictions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2021
In 2021, we continued to make improvements in our model risk management processes amid regulatory changes in model requirements.
Initiatives during the year included:
•In response to regulatory capital charges, we redeveloped, validated and submitted to the PRA our models for the internal ratings-based (‘IRB’) approach for credit risk, internal model method (‘IMM’) for counterparty credit risk and internal model approach (‘IMA’) for market risk. These new models have been built to enhanced standards using improved data as a result of investment in processes and systems.
•We redeveloped and validated models impacted by changes to alternative rate setting mechanisms due to the Ibor transition.
•We made further enhancements to our control framework for our Sarbanes-Oxley models to address the control weaknesses that emerged as a result of significant increases in adjustments and overlays that were applied to compensate for the impact of the Covid-19 pandemic on models. We also introduced a requirement for the model risk stewards to approve material models prior to use.
•Our businesses and functions were more involved in the development and management of models, and hiring colleagues who had strong model risk skills. They also put an enhanced focus on key model risk drivers such as data quality and model methodology.
•Our model owners in businesses and functions fully embedded the requirements included in the model risk policy and standards introduced in 2020.
•We delivered a suite of training on model risk to front-line teams to improve their awareness of model risk and their adherence to the governance framework.
•We rolled out new model risk appetite measures, which are more forward looking and will help our businesses and functions manage model risk more effectively.
•We continued the transformation of the Model Risk Management team, with changes to the model validation processes, including new systems and processes. Key senior hires were made during the year to lead the business areas and regions to strengthen oversight and expertise within the function. We also made changes to the model inventory system to provide businesses and functions with improved functionality and more detailed information related to model risk.
•We initiated a programme of development related to climate risk and models using advanced analytics and machine learning, which have become critical areas of focus that will

HSBC Holdings plc	245

Risk
grow in importance in 2022 and beyond. We also added qualified specialist skills to the model risk teams to manage the increased model risk in these areas.
Governance and structure
The new governance structure implemented in 2020 is fully operational. Model Risk Governance committees at the Group, business and functional levels provide oversight of model risk. The committees include senior leaders from the three global businesses and the Global Risk and Compliance function, and focus on model-related concerns and are supported by key model risk metrics. The Group-level Model Risk Committee is chaired by the Group Chief Risk and Compliance Officer and the heads of key businesses participate in those meetings.
Key risk management processes
We use a variety of modelling approaches, including regression, simulation, sampling, machine learning and judgemental scorecards for a range of business applications. These activities include customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. Global responsibility for managing model risk is delegated from the RMM to the Group Model Risk Committee, which is chaired by the Group Chief Risk and Compliance Officer. This committee regularly reviews our model risk management policies and procedures, and requires the first line of defence to demonstrate comprehensive and effective controls based on a library of model risk controls provided by Model Risk Management.
Model Risk Management also reports on model risk to senior management on a regular basis through the use of the risk map, risk appetite metrics and top and emerging risks.
We regularly review the effectiveness of these processes, including the model oversight committee structure, to help ensure appropriate understanding and ownership of model risk is embedded in the businesses and functions.

Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate and equity, credit risks and insurance underwriting and operational risks. These have a direct impact on the financial results and capital positions of the insurance operations. Liquidity risk, while significant in other parts of the Group, is relatively minor for our insurance operations.
HSBC’s insurance business
We sell insurance products worldwide through a range of channels including our branches, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship.
The insurance contracts we sell relate to the underlying needs of our customers, which we can identify from our point-of-sale contacts and customer knowledge. For the products we manufacture, the majority of sales are savings, universal life and protection contracts.
We choose to manufacture these insurance products in HSBC subsidiaries based on an assessment of operational scale and risk appetite. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit and investment income within the Group.
We have life insurance manufacturing subsidiaries in eight markets, which are Hong Kong, Singapore, mainland China, France, the UK, Malta, Mexico and Argentina. We also have a life insurance manufacturing associate in India.
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
This section focuses only on the risks relating to the insurance products we manufacture.
Insurance manufacturing operations risk management
Key developments in 2021
The insurance manufacturing subsidiaries follow the Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts. There were no material changes to the policies and practices over 2021, although enhancements were made to the product pricing and profitability framework to allow for the transition to IFRS 17.
Governance and structure
(Audited)
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the Group’s risk appetite and risk management framework, including its three lines of defence model. For details of the Group’s governance framework, see page 146. The Global Insurance Risk Management Meeting oversees the control framework globally and is accountable to the WPB Risk Management Meeting on risk matters relating to the insurance business.
The monitoring of the risks within our insurance operations is carried out by Insurance Risk teams. The Group’s risk stewardship functions support the Insurance Risk teams in their respective areas of expertise.
Stress and scenario testing
(Audited)
Stress testing forms a key part of the risk management framework for the insurance business. We participate in local and Group-wide regulatory stress tests, as well as internally developed stress and scenario tests, including Group internal stress test exercises.
The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the Group’s ICAAP and the entities’ regulatory Own Risk and Solvency Assessments (‘ORSAs’).
Key risk management processes
Market risk
(Audited)
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using, among others, some or all of the techniques listed below, depending on the nature of the contracts written:
•We are able to adjust bonus rates to manage the liabilities to policyholders for products with discretionary participating features (‘DPF’). The effect is that a significant portion of the market risk is borne by the policyholder.
•We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group

246	HSBC Holdings plc

manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target investment return. We use models to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how best to structure asset holdings to support liabilities.
•We use derivatives to protect against adverse market movements.
•We design new products to mitigate market risk, such as changing the investment return sharing portion between policyholders and the shareholder.
•We exit, to the extent possible, investment portfolios whose risk is considered unacceptable.
Credit risk
(Audited)
Our insurance manufacturing subsidiaries also have credit risk mandates and limits within which they are permitted to operate, which consider the credit risk exposure, quality and performance of their investment portfolios. Our assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.
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
Capital and liquidity risk
(Audited)
Capital risk for our insurance manufacturing subsidiaries is assessed in the Group’s ICAAP based on their financial capacity to support the risks to which they are exposed. Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis. The Group’s economic capital basis is largely aligned to European Solvency II regulations, other than in Hong Kong where this is based on the emerging Hong Kong risk based capital regulations.
Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases, allowing for business-as-usual volatility and extreme but plausible stress events.
Liquidity risk is managed by cash flow matching and maintaining sufficient cash resources, investing in high credit-quality investments with deep and liquid markets, monitoring investment concentrations and restricting them where appropriate, and establishing committed contingency borrowing facilities.
Insurance manufacturing subsidiaries complete quarterly liquidity risk reports and an annual review of the liquidity risks to which they are exposed.
Insurance underwriting risk
Our insurance manufacturing subsidiaries primarily use the following frameworks and processes to manage and mitigate insurance underwriting risks:
•a formal approval process for launching new products or making changes to products;
•a product pricing and profitability framework, which requires initial and ongoing assessment of the adequacy of premiums charged on new insurance contracts to meet the risks associated with them;
•a framework for customer underwriting;
•reinsurance, which cedes risks above our appetite thresholds to a third-party reinsurer thereby limiting our exposure; and
•oversight of expense and reserve risks by entity Actuarial Control Committees.

HSBC Holdings plc	247

Risk
Insurance manufacturing operations risk in 2021
Measurement
The following tables show the composition of assets and liabilities by contract type and by geographical region.

Balance sheet of insurance manufacturing subsidiaries by type of contract[1]
(Audited)
	With DPF	Unit-linked	Other contracts[2]	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	88,969	8,881	19,856	9,951	127,657
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	30,669	8,605	3,581	1,827	44,682
– derivatives	129	1	15	2	147
– financial investments at amortised cost	42,001	61	14,622	4,909	61,593
– financial investments at fair value through other comprehensive income	10,858	—	459	1,951	13,268
– other financial assets[3]	5,312	214	1,179	1,262	7,967
Reinsurance assets	2,180	72	1,666	3	3,921
PVIF[4]	—	—	—	9,453	9,453
Other assets and investment properties	2,558	1	206	820	3,585
Total assets	93,707	8,954	21,728	20,227	144,616
Liabilities under investment contracts designated at fair value	—	2,297	3,641	—	5,938
Liabilities under insurance contracts	89,492	6,558	16,757	—	112,807
Deferred tax[5]	179	9	24	1,418	1,630
Other liabilities	—	—	—	7,269	7,269
Total liabilities	89,671	8,864	20,422	8,687	127,644
Total equity	—	—	—	16,972	16,972
Total liabilities and equity at 31 Dec 2021	89,671	8,864	20,422	25,659	144,616

Financial assets	84,478	8,802	18,932	8,915	121,127
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	26,002	8,558	3,508	1,485	39,553
– derivatives	262	3	13	3	281
– financial investments at amortised cost	39,891	30	13,984	4,521	58,426
– financial investments at fair value through other comprehensive income	12,531	—	459	1,931	14,921
– other financial assets[3]	5,792	211	968	975	7,946
Reinsurance assets	2,256	65	1,447	2	3,770
PVIF[4]	—	—	—	9,435	9,435
Other assets and investment properties	2,628	1	227	721	3,577
Total assets	89,362	8,868	20,606	19,073	137,909
Liabilities under investment contracts designated at fair value	—	2,285	4,100	—	6,385
Liabilities under insurance contracts	84,931	6,503	15,827	—	107,261
Deferred tax[5]	145	5	25	1,400	1,575
Other liabilities	—	—	—	7,244	7,244
Total liabilities	85,076	8,793	19,952	8,644	122,465
Total equity	—	—	—	15,444	15,444
Total liabilities and equity at 31 Dec 2020	85,076	8,793	19,952	24,088	137,909
1Balance sheet of insurance manufacturing operations is shown before elimination of inter-company transactions with HSBC non-insurance operations.
2‘Other contracts’ includes term insurance, credit life insurance, universal life insurance and investment contracts not included in the ‘Unit-linked’ or ‘With DPF’ columns.
3Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
4Present value of in-force long-term insurance business.
5‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

248	HSBC Holdings plc

Balance sheet of insurance manufacturing subsidiaries by geographical region[1,2]
(Audited)
	Europe	Asia	Latin America	Total
	$m	$m	$m	$m
Financial assets	34,264	92,535	858	127,657
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	19,030	25,248	404	44,682
– derivatives	65	82	—	147
– financial investments – at amortised cost	1,161	60,389	43	61,593
– financial investments – at fair value through other comprehensive income	12,073	817	378	13,268
– other financial assets[3]	1,935	5,999	33	7,967
Reinsurance assets	213	3,703	5	3,921
PVIF[4]	1,098	8,177	178	9,453
Other assets and investment properties	1,091	2,431	63	3,585
Total assets	36,666	106,846	1,104	144,616
Liabilities under investment contracts designated at fair value	1,396	4,542	—	5,938
Liabilities under insurance contracts	30,131	81,840	836	112,807
Deferred tax[5]	250	1,357	23	1,630
Other liabilities	2,711	4,523	35	7,269
Total liabilities	34,488	92,262	894	127,644
Total equity	2,178	14,584	210	16,972
Total liabilities and equity at 31 Dec 2021	36,666	106,846	1,104	144,616

Financial assets	34,768	85,259	1,100	121,127
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	17,184	22,099	270	39,553
– derivatives	107	174	—	281
– financial investments – at amortised cost	531	57,420	475	58,426
– financial investments – at fair value through other comprehensive income	13,894	706	321	14,921
– other financial assets[3]	3,052	4,860	34	7,946
Reinsurance assets	245	3,521	4	3,770
PVIF[4]	884	8,390	161	9,435
Other assets and investment properties	1,189	2,332	56	3,577
Total assets	37,086	99,502	1,321	137,909
Liabilities under investment contracts designated at fair value	1,288	5,097	—	6,385
Liabilities under insurance contracts	31,153	74,994	1,114	107,261
Deferred tax[5]	204	1,348	23	1,575
Other liabilities	2,426	4,800	18	7,244
Total liabilities	35,071	86,239	1,155	122,465
Total equity	2,015	13,263	166	15,444
Total liabilities and equity at 31 Dec 2020	37,086	99,502	1,321	137,909
1HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa or North America.
2Balance sheet of insurance manufacturing operations is shown before elimination of inter-company transactions with HSBC non-insurance operations.
3Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
4Present value of in-force long-term insurance business.
5‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

HSBC Holdings plc	249

Risk
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting HSBC’s capital or profit. Market factors include interest rates, equity and growth assets and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are contracts with discretionary participating features (‘DPF’). These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which discretionary bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in fixed interest, with a proportion allocated to other asset classes to provide customers with the potential for enhanced returns.
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
The cost of such guarantees is accounted for as a deduction from the present value of in-force ('PVIF') asset, unless the cost of such guarantees is already explicitly allowed for within the insurance contract liabilities.
The following table shows the total reserve held for the cost of guarantees, the range of investment returns on assets supporting these products and the implied investment return that would enable the business to meet the guarantees.
The cost of guarantees decreased to $938m (2020: $1,105m) primarily due to the increase in swap rates and positive equity performance in France and Hong Kong.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains, as fees earned are related to the market value of the linked assets.

Financial return guarantees
(Audited)
	2021			2020
	Investment returns implied by guarantee	Long-term investment returns on relevant portfolios	Cost of guarantees	Investment returns implied by guarantee	Long-term investment returns on relevant portfolios	Cost of guarantees
	%	%	$m	%	%	$m
Capital	0.0	0.7–3.2	220	0.0	0.7–3.2	277
Nominal annual return	0.1–1.9	2.3–3.6	423	0.1–1.9	2.3–3.6	515
Nominal annual return	2.0-3.9	2.0–4.5	183	2.0–3.9	2.0–4.5	180
Nominal annual return	4.0–5.0	2.0–4.2	112	4.0–5.0	2.0–4.2	133
At 31 Dec			938			1,105
Sensitivities
Changes in financial market factors, from the economic assumptions in place at the start of the year, had a positive impact on reported profit before tax of $516m (2020: $102m). The following table illustrates the effects of selected interest rate, equity price and foreign exchange rate scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.
Where appropriate, the effects of the sensitivity tests on profit after tax and equity incorporate the impact of the stress on the PVIF.
Due in part to the impact of the cost of guarantees and hedging strategies, which may be in place, the relationship between the profit and total equity and the risk factors is non-linear, particularly in a low interest-rate environment. Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions, which may mitigate the effect of changes in the market environment. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates. The differences between the impacts on profit after tax and equity are driven by the changes in value of the bonds measured at fair value through other comprehensive income, which are only accounted for in equity.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors
(Audited)
	2021		2020
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	$m	$m	$m	$m
+100 basis point parallel shift in yield curves	(2)	(142)	(67)	(188)
-100 basis point parallel shift in yield curves	(154)	(9)	(68)	58
10% increase in equity prices	369	369	332	332
10% decrease in equity prices	(377)	(377)	(338)	(338)
10% increase in US dollar exchange rate compared with all currencies	80	80	84	84
10% decrease in US dollar exchange rate compared with all currencies	(80)	(80)	(84)	(84)

250	HSBC Holdings plc

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
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 248.
The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher (as defined on page 174), with 100% of the exposure being neither past due nor impaired (2020: 100%).
Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder. Therefore, our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of insurance financial assets is included in the table on page 191.
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
The following table shows the expected undiscounted cash flows for insurance liabilities at 31 December 2021. The liquidity risk exposure is wholly borne by the policyholder in the case of unit-linked business and is shared with the policyholder for non-linked insurance.
The profile of the expected maturity of insurance contracts at 31 December 2021 remained comparable with 2020.
The remaining contractual maturity of investment contract liabilities is included in Note 29 on page 401.

Expected maturity of insurance contract liabilities
(Audited)
	Expected cash flows (undiscounted)
	Within 1 year	1–5 years	5–15 years	Over 15 years	Total
	$m	$m	$m	$m	$m
Unit-linked	1,346	2,605	3,159	2,293	9,403
With DPF and Other contracts	8,803	31,334	51,891	94,168	186,196
At 31 Dec 2021	10,149	33,939	55,050	96,461	195,599

Unit-linked	1,407	3,097	2,976	2,099	9,579
With DPF and Other contracts	8,427	30,156	51,383	75,839	165,805
At 31 Dec 2020	9,834	33,253	54,359	77,938	175,384

HSBC Holdings plc	251

Risk
Insurance underwriting risk
Description and exposure
Insurance underwriting risk is the risk of loss through adverse experience, in either timing or amount, of insurance underwriting parameters (non-economic assumptions). These parameters include mortality, morbidity, longevity, lapse and expense rates.
The principal risk we face is that, over time, the cost of the contract, including claims and benefits, may exceed the total amount of premiums and investment income received.
The tables on pages 248 and 249 analyse our life insurance risk exposures by type of contract and by geographical region.
The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2020.
Sensitivities
(Audited)
The following table shows the sensitivity of profit and total equity to reasonably possible changes in non-economic assumptions across all our insurance manufacturing subsidiaries.
Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Sensitivity to lapse rates depends on the type of contracts being written. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. We are most sensitive to a change in lapse rates on unit-linked and universal life contracts.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for our smaller entities.

Sensitivity analysis
(Audited)
	2021	2020
	$m	$m
Effect on profit after tax and total equity at 31 Dec
Effect on profit after tax and total equity at 10% increase in mortality and/or morbidity rates	(112)	(93)
Effect on profit after tax and total equity at 10% decrease in mortality and/or morbidity rates	115	98
Effect on profit after tax and total equity at 10% increase in lapse rates	(115)	(111)
Effect on profit after tax and total equity at 10% decrease in lapse rates	129	128
Effect on profit after tax and total equity at 10% increase in expense rates	(108)	(117)
Effect on profit after tax and total equity at 10% decrease in expense rates	107	115

252	HSBC Holdings plc

Financial statements

The financial statements provide detailed information and notes on our income, balance sheet, cash flows and changes in equity, alongside a report from our independent auditors.

334 Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc
336 Financial statements
346 Notes on the financial statements

Making our cards more sustainable and accessible
We are ending single-use plastic in our payment cards. By the end of 2026, the approximately 23 million cards we issue each year will be made from recycled PVC plastic. This action is expected to reduce CO2 emissions by 161 tonnes and save 73 tonnes of plastic waste per year as part of our net zero strategy. We rolled out recycled PVC cards for 13 markets in 2021, issuing them for customers needing new or replacement cards.
Our UK cards also feature a range of accessibility features as standard for all customers. Working with charities such as Alzheimer’s Society, the new features include considerations for people with dementia, visual impairments, learning difficulties, dyslexia and colour blindness. These include tactile raised dots to differentiate credit cards from debit cards, and retail cards from commercial ones.

HSBC Holdings plc	333

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of HSBC Holdings plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HSBC Holdings plc and its subsidiaries (the “Company”) as of 31 December 2021 and 31 December 2020, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 31 December 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 as prepared in accordance with i) UK-adopted International Accounting Standards, ii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s assessment of internal controls over financial reporting on page 134 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Measurement of expected credit losses
As described in Note 1.2(i) to the consolidated financial statements, expected credit losses are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at fair value through other comprehensive income and certain loan commitments and financial guarantee contracts. The assessment of credit risk and the estimation of expected credit losses are probability-weighted, and incorporate information about past events, current conditions and forecasts of future events and economic conditions at the reporting date. Management calculates expected credit losses using three main components: a probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). Management applies judgement when determining the severity and probability weighting of multiple forward-looking economic scenarios. As described by management, the level of estimation uncertainty and judgement has remained high during 2021 as a result of the ongoing economic effects of the Covid-19 pandemic and other sources of economic instability, including significant judgements relating to the selection and weighting of economic scenarios, and estimating the economic effects of those scenarios on expected credit losses. Modelled assumptions and linkages based on historical information alone do not produce relevant information under the

334	HSBC Holdings plc

conditions experienced in 2021, and management judgemental adjustments are used to address late-breaking events, data and model limitations, credit risk dynamics not captured by models and sector specific risks. The Company’s expected credit losses total was US$12.2 billion as of 31 December 2021.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses is a critical audit matter are the estimate of expected credit losses involved significant judgement by management in developing the assumptions supporting the selection and weighting of economic scenarios, and the adjustments made to modelled expected credit losses. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating the models, inputs, significant assumptions and audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of expected credit losses. These procedures also included, among others, testing management’s process for estimating expected credit losses through (i) evaluating the appropriateness of the model methodologies applied by management, (ii) assessing the reasonableness of the selection and weighting of economic scenarios, (iii) evaluating management’s determination of the need for and measurement of management judgemental adjustments; and (iv) testing the completeness and accuracy of certain input data that is used to determine expected credit losses. We also evaluated the disclosures made in the consolidated financial statements in relation to the measurement of expected credit losses. Professionals with specialised skills and knowledge assisted in assessing the reasonableness of and testing model methodologies, management judgemental adjustments and selection and weighting of economic scenarios.
Impairment assessment of investment in Bank of Communications Co., Limited (‘BoCom’)
As described in Notes 1.2(a) and 18 to the consolidated financial statements, the carrying value of the Group’s investment in Bank of Communications Co., Limited is US$23.6billion at 31 December 2021. As disclosed by management, there is significant judgement in determining the value in use, and in particular estimating the present value of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions. The fair value of the Group’s investment in BoCom has been below the carrying amount for approximately 10 years. Management performed an impairment test by comparing the recoverable amount of BoCom, determined by a value-in-use (‘VIU’) calculation, with its carrying amount, which confirmed there was no impairment at 31 December 2021. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders. The recoverable amount as determined by a VIU calculation was higher than the carrying value. Significant management judgement was required in arriving at the estimate. The significant assumptions used were discount rate; short term assumptions for operating income growth rate, cost-income ratio, expected credit losses and effective tax rates; long term assumptions for profit and asset growth rates, expected credit losses, and effective tax rates; and capital related assumptions including risk-weighted assets, capital adequacy ratio and tier 1 capital adequacy ratio.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in BoCom is a critical audit matter are (i) the significant judgement by management when developing significant assumptions including discount rate; short term assumptions for operating income growth rate, cost-income ratio, expected credit losses and effective tax rates; long term assumptions for profit and asset growth rates, expected credit losses, and effective tax rates; and capital related assumptions including risk-weighted assets, capital adequacy ratio and tier 1 capital adequacy ratio; (ii) a high degree of auditor judgement and effort in performing procedures to evaluate the methodology used to calculate the VIU and assessing audit evidence; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in BoCom, which included controls over the VIU model and significant assumptions including discount rate; short term assumptions for operating income growth rate, cost-income ratio, expected credit losses and effective tax rates; long term assumptions for profit and asset growth rates, expected credit losses, and effective tax rates; and capital related assumptions including risk-weighted assets, capital adequacy ratio and tier 1 capital adequacy ratio. These procedures also included, among others, i) evaluating management’s VIU determination and underlying significant assumptions; ii) developing an independent range for discount rates and evaluating the appropriateness of the methodology used to estimate the VIU; iii) testing inputs used in the determination of the significant assumptions; and iv) evaluating the disclosures made in the consolidated financial statements in relation to BoCom. Professionals with specialized skill and knowledge were used to assist in assessing the VIU methodology and developing an independent range for discount rates.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
23 February 2022

We have served as the Company’s auditor since 2015

HSBC Holdings plc	335

Financial statements

Consolidated income statement
for the year ended 31 December
		2021	2020	2019
	Notes*	$m	$m	$m
Net interest income		26,489	27,578	30,462
– interest income[1,2]		36,188	41,756	54,695
– interest expense[3]		(9,699)	(14,178)	(24,233)
Net fee income	2	13,097	11,874	12,023
– fee income		16,788	15,051	15,439
– fee expense		(3,691)	(3,177)	(3,416)
Net income from financial instruments held for trading or managed on a fair value basis	3	7,744	9,582	10,231
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	4,053	2,081	3,478
Changes in fair value of designated debt and related derivatives[4]	3	(182)	231	90
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	798	455	812
Gains less losses from financial investments		569	653	335
Net insurance premium income	4	10,870	10,093	10,636
Other operating income		502	527	2,957
Total operating income		63,940	63,074	71,024
Net insurance claims and benefits paid and movement in liabilities to policyholders	4	(14,388)	(12,645)	(14,926)
Net operating income before change in expected credit losses and other credit impairment charges		49,552	50,429	56,098
Change in expected credit losses and other credit impairment charges		928	(8,817)	(2,756)
Net operating income		50,480	41,612	53,342
Employee compensation and benefits	5	(18,742)	(18,076)	(18,002)
General and administrative expenses		(11,592)	(11,115)	(13,828)
Depreciation and impairment of property, plant and equipment and right-of-use assets[5]		(2,261)	(2,681)	(2,100)
Amortisation and impairment of intangible assets		(1,438)	(2,519)	(1,070)
Goodwill impairment	21	(587)	(41)	(7,349)
Total operating expenses		(34,620)	(34,432)	(42,349)
Operating profit		15,860	7,180	10,993
Share of profit in associates and joint ventures	19	3,046	1,597	2,354
Profit before tax		18,906	8,777	13,347
Tax expense	7	(4,213)	(2,678)	(4,639)
Profit for the year		14,693	6,099	8,708
Attributable to:
– ordinary shareholders of the parent company		12,607	3,898	5,969
– preference shareholders of the parent company		7	90	90
– other equity holders		1,303	1,241	1,324
– non-controlling interests		776	870	1,325
Profit for the year		14,693	6,099	8,708
		$	$	$
Basic earnings per ordinary share	9	0.62	0.19	0.30
Diluted earnings per ordinary share	9	0.62	0.19	0.30
*    For Notes on the financial statements, see page 346.
1    Interest income includes $30,916m (2020: $35,293m) of interest recognised on financial assets measured at amortised cost and $4,337m (2020: $5,614m) of interest recognised on financial assets measured at fair value through other comprehensive income.
2    Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3        Interest expense includes $8,227m (2020: $12,426m) of interest on financial instruments, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
5    Includes depreciation of the right-of-use assets of $878m (2020: $1,029m).

336	HSBC Holdings plc

Consolidated statement of comprehensive income
for the year ended 31 December
	2021	2020	2019
	$m	$m	$m
Profit for the year	14,693	6,099	8,708
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(2,139)	1,750	1,152
– fair value gains/(losses)	(2,270)	2,947	1,793
– fair value gains transferred to the income statement on disposal	(464)	(668)	(365)
– expected credit (recoveries)/losses recognised in the income statement	(49)	48	109
– income taxes	644	(577)	(385)
Cash flow hedges	(664)	471	206
– fair value gains/(losses)	595	(157)	551
– fair value (gains)/losses reclassified to the income statement	(1,514)	769	(286)
– income taxes	255	(141)	(59)
Share of other comprehensive income/(expense) of associates and joint ventures	103	(73)	21
– share for the year	103	(73)	21
Exchange differences	(2,393)	4,855	1,044
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(274)	834	13
– before income taxes	(107)	1,223	(17)
– income taxes	(167)	(389)	30
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	531	167	(2,002)
– before income taxes	512	190	(2,639)
– income taxes	19	(23)	637
Equity instruments designated at fair value through other comprehensive income	(446)	212	366
– fair value gains/(losses)	(443)	212	364
– income taxes	(3)	—	2
Effects of hyperinflation	315	193	217
Other comprehensive income/(expense) for the period, net of tax	(4,967)	8,409	1,017
Total comprehensive income for the year	9,726	14,508	9,725
Attributable to:
– ordinary shareholders of the parent company	7,765	12,146	6,838
– preference shareholders of the parent company	7	90	90
– other equity holders	1,303	1,241	1,324
– non-controlling interests	651	1,031	1,473
Total comprehensive income for the year	9,726	14,508	9,725

HSBC Holdings plc	337

Financial statements

Consolidated balance sheet
		At
		31 Dec	31 Dec
		2021	2020
	Notes*	$m	$m
Assets
Cash and balances at central banks		403,018	304,481
Items in the course of collection from other banks		4,136	4,094
Hong Kong Government certificates of indebtedness		42,578	40,420
Trading assets	11	248,842	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14	49,804	45,553
Derivatives	15	196,882	307,726
Loans and advances to banks		83,136	81,616
Loans and advances to customers		1,045,814	1,037,987
Reverse repurchase agreements – non-trading		241,648	230,628
Financial investments	16	446,274	490,693
Prepayments, accrued income and other assets	22	139,982	156,412
Current tax assets		970	954
Interests in associates and joint ventures	18	29,609	26,684
Goodwill and intangible assets	21	20,622	20,443
Deferred tax assets	7	4,624	4,483
Total assets		2,957,939	2,984,164
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		42,578	40,420
Deposits by banks		101,152	82,080
Customer accounts		1,710,574	1,642,780
Repurchase agreements – non-trading		126,670	111,901
Items in the course of transmission to other banks		5,214	4,343
Trading liabilities	23	84,904	75,266
Financial liabilities designated at fair value	24	145,502	157,439
Derivatives	15	191,064	303,001
Debt securities in issue	25	78,557	95,492
Accruals, deferred income and other liabilities	26	123,778	128,624
Current tax liabilities		698	690
Liabilities under insurance contracts	4	112,745	107,191
Provisions	27	2,566	3,678
Deferred tax liabilities	7	4,673	4,313
Subordinated liabilities	28	20,487	21,951
Total liabilities		2,751,162	2,779,169
Equity
Called up share capital	31	10,316	10,347
Share premium account	31	14,602	14,277
Other equity instruments		22,414	22,414
Other reserves		6,460	8,833
Retained earnings		144,458	140,572
Total shareholders’ equity		198,250	196,443
Non-controlling interests	19	8,527	8,552
Total equity		206,777	204,995
Total liabilities and equity		2,957,939	2,984,164
*    For Notes on the financial statements, see page 346.
The accompanying notes on pages 346 to 424 and the audited sections in ‘Risk’ on pages 144 to 252 (including ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on pages 180 to 188), and ‘Directors’ remuneration report’ on pages 290 to 323 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 22 February 2022 and signed on its behalf by:

Mark E Tucker	Ewen Stevenson
Group Chairman	Group Chief Financial Officer

338	HSBC Holdings plc

Consolidated statement of cash flows
for the year ended 31 December
	2021	2020	2019
	$m	$m	$m
Profit before tax	18,906	8,777	13,347
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,286	5,241	10,519
Net gain from investing activities	(647)	(541)	(399)
Share of profits in associates and joint ventures	(3,046)	(1,597)	(2,354)
Gain on disposal of subsidiaries, businesses, associates and joint ventures	—	—	(929)
Change in expected credit losses gross of recoveries and other credit impairment charges	(519)	9,096	3,012
Provisions including pensions	1,063	1,164	2,423
Share-based payment expense	467	433	478
Other non-cash items included in profit before tax	510	(906)	(2,297)
Elimination of exchange differences[1]	18,937	(25,749)	(3,742)
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(9,226)	13,150	(18,910)
Change in loans and advances to banks and customers	(11,014)	(14,131)	(53,760)
Change in reverse repurchase agreements – non-trading	552	9,950	(7,390)
Change in financial assets designated and otherwise mandatorily measured at fair value	(4,254)	(1,962)	(2,308)
Change in other assets	19,899	(19,610)	(21,863)
Change in deposits by banks and customer accounts	95,703	226,723	79,163
Change in repurchase agreements – non-trading	14,769	(28,443)	(25,540)
Change in debt securities in issue	(16,936)	(9,075)	19,268
Change in financial liabilities designated at fair value	(11,425)	(6,630)	20,068
Change in other liabilities	(10,935)	20,323	23,124
Dividends received from associates	808	761	633
Contributions paid to defined benefit plans	(509)	(495)	(533)
Tax paid	(3,077)	(4,259)	(2,267)
Net cash from operating activities	104,312	182,220	29,743
Purchase of financial investments	(493,042)	(496,669)	(445,907)
Proceeds from the sale and maturity of financial investments	521,190	476,990	413,186
Net cash flows from the purchase and sale of property, plant and equipment	(1,086)	(1,446)	(1,343)
Net cash flows from purchase/(disposal) of customer and loan portfolios	3,059	1,362	1,118
Net investment in intangible assets	(2,479)	(2,064)	(2,289)
Net cash flow from acquisition and disposal of subsidiaries, businesses, associates and joint ventures	(106)	(603)	(83)
Net cash from investing activities	27,536	(22,430)	(35,318)
Issue of ordinary share capital and other equity instruments	1,996	1,497	—
Cancellation of shares	(707)	—	(1,000)
Net sales/(purchases) of own shares for market-making and investment purposes	(1,386)	(181)	141
Redemption of preference shares and other equity instruments	(3,450)	(398)	—
Subordinated loan capital repaid[2]	(864)	(3,538)	(4,210)
Dividends paid to shareholders of the parent company and non-controlling interests	(6,383)	(2,023)	(9,773)
Net cash from financing activities	(10,794)	(4,643)	(14,842)
Net increase/(decrease) in cash and cash equivalents	121,054	155,147	(20,417)
Cash and cash equivalents at 1 Jan	468,323	293,742	312,911
Exchange differences in respect of cash and cash equivalents	(15,345)	19,434	1,248
Cash and cash equivalents at 31 Dec[3]	574,032	468,323	293,742
Cash and cash equivalents comprise:
– cash and balances at central banks	403,018	304,481	154,099
– items in the course of collection from other banks	4,136	4,094	4,956
– loans and advances to banks of one month or less	55,705	51,788	41,626
– reverse repurchase agreements with banks of one month or less	76,658	65,086	65,370
– treasury bills, other bills and certificates of deposit less than three months	28,488	30,023	20,132
– cash collateral and net settlement accounts	11,241	17,194	12,376
– less: items in the course of transmission to other banks	(5,214)	(4,343)	(4,817)
Cash and cash equivalents at 31 Dec[3]	574,032	468,323	293,742

Interest received was $40,175m (2020: $45,578m; 2019: $58,627m), interest paid was $12,695m (2020: $17,740m; 2019: $27,384m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,898m (2020: $1,158m; 2019: $2,369m).
1    Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2    Subordinated liabilities changes during the year are attributable to repayments of $(0.9)bn (2020: $(3.5)bn; 2019: $(4.2)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $(0.3)bn (2020: $0.5bn; 2019: $0.6bn) and fair value gains/(losses) of $(1.0)bn (2020: $1.1bn; 2019: $1.4bn).
3    At 31 December 2021 $33,634m (2020: $41,912m; 2019: $35,735m) was not available for use by HSBC, of which $15,357m (2020: $16,935m; 2019: $19,353m) related to mandatory deposits at central banks.

HSBC Holdings plc	339

Financial statements

Consolidated statement of changes in equity
for the year ended 31 December
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings[3,4]	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves[4,5]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the year	—	—	13,917	—	—	—	—	13,917	776	14,693
Other comprehensive income (net of tax)	—	—	661	(2,455)	(654)	(2,394)	—	(4,842)	(125)	(4,967)
– debt instruments at fair value through other comprehensive income	—	—	—	(2,105)	—	—	—	(2,105)	(34)	(2,139)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(350)	—	—	—	(350)	(96)	(446)
– cash flow hedges	—	—	—	—	(654)	—	—	(654)	(10)	(664)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	531	—	—	—	—	531	—	531
– remeasurement of defined benefit asset/liability	—	—	(288)	—	—	—	—	(288)	14	(274)
– share of other comprehensive income of associates and joint ventures	—	—	103	—	—	—	—	103	—	103
– effects of hyperinflation	—	—	315	—	—	—	—	315	—	315
– exchange differences	—	—	—	—	—	(2,394)	—	(2,394)	1	(2,393)
Total comprehensive income for the year	—	—	14,578	(2,455)	(654)	(2,394)	—	9,075	651	9,726
Shares issued under employee remuneration and share plans	354	—	(336)	—	—	—	—	18	—	18
Capital securities issued[1]	—	2,000	(4)	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	(5,790)	—	—	—	—	(5,790)	(593)	(6,383)
Redemption of securities[2]	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Transfers[6]	—	—	(3,065)	—	—	—	3,065	—	—	—
Cost of share-based payment arrangements	—	—	467	—	—	—	—	467	—	467
Cancellation of shares[7]	(60)	—	(2,004)	—	—	—	60	(2,004)	—	(2,004)
Other movements	—	—	40	5	—	—	—	45	(83)	(38)
At 31 Dec 2021	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777

At 1 Jan 2020	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
Profit for the year	—	—	5,229	—	—	—	—	5,229	870	6,099
Other comprehensive income (net of tax)	—	—	1,118	1,913	459	4,758	—	8,248	161	8,409
– debt instruments at fair value through other comprehensive income	—	—	—	1,746	—	—	—	1,746	4	1,750
–equity instruments designated at fair value through other comprehensive income	—	—	—	167		—	—	167	45	212
– cash flow hedges	—	—	—	—	459	—	—	459	12	471
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	167	—	—	—	—	167	—	167
– remeasurement of defined benefit asset/liability	—	—	831	—	—	—	—	831	3	834
– share of other comprehensive income of associates and joint ventures	—	—	(73)	—	—	—	—	(73)	—	(73)
– effects of hyperinflation	—	—	193	—	—	—	—	193	—	193
– exchange differences	—	—	—	—	—	4,758	—	4,758	97	4,855
Total comprehensive income for the year	—	—	6,347	1,913	459	4,758	—	13,477	1,031	14,508
Shares issued under employee remuneration and share plans	346	—	(339)	—	—	—	—	7	—	7
Capital securities issued[1]	—	1,500	(3)	—	—	—	—	1,497	—	1,497
Dividends to shareholders	—	—	(1,331)	—	—	—	—	(1,331)	(692)	(2,023)
Redemption of securities[2]	—	—	(1,450)	—	—	—	—	(1,450)	—	(1,450)
Transfers[6]	—	—	435	—	—	—	(435)	—	—	—
Cost of share-based payment arrangements	—	—	434	—	—	—	—	434	—	434
Other movements	—	43	(200)	11	—	—	—	(146)	(500)	(646)
At 31 Dec 2020	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995

340	HSBC Holdings plc

Consolidated statement of changes in equity (continued)
for the year ended 31 December
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings[3,4]	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves[4,5]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the year	—	—	7,383	—	—	—	—	7,383	1,325	8,708
Other comprehensive income (net of tax)	—	—	(1,759)	1,424	204	1,000	—	869	148	1,017
– debt instruments at fair value through other comprehensive income	—	—	—	1,146	—	—	—	1,146	6	1,152
– equity instruments designated at fair value through other comprehensive income	—	—	—	278	—	—	—	278	88	366
– cash flow hedges	—	—	—	—	204	—	—	204	2	206
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	(2,002)	—	—	—	—	(2,002)	—	(2,002)
– remeasurement of defined benefit asset/liability	—	—	5	—	—	—	—	5	8	13
– share of other comprehensive income of associates and joint ventures	—	—	21	—	—	—	—	21	—	21
– effects of hyperinflation	—	—	217	—	—	—	—	217	—	217
– exchange differences	—	—	—	—	—	1,000	—	1,000	44	1,044
Total comprehensive income for the year	—	—	5,624	1,424	204	1,000	—	8,252	1,473	9,725
Shares issued under employee remuneration and share plans	557	—	(495)	—	—	—	—	62	—	62
Shares issued in lieu of dividends and amounts arising thereon	—	—	2,687	—	—	—	—	2,687	—	2,687
Dividends to shareholders	—	—	(11,683)	—	—	—	—	(11,683)	(777)	(12,460)
Redemption of securities[2]	—	(1,496)	(12)	—	—	—	—	(1,508)	—	(1,508)
Transfers[6]	—	—	2,475	—	—	—	(2,475)	—	—	—
Cost of share-based payment arrangements	—	—	478	—	—	—	—	478	—	478
Cancellation of shares[7]	(68)	—	(1,000)	—	—	—	68	(1,000)	—	(1,000)
Other movements	—	—	414	—	—	—	—	414	21	435
At 31 Dec 2019	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
1    During 2021, HSBC Holdings issued $2,000m of additional tier 1 instruments on which there were $4m of external issue costs. In 2020, HSBC Holdings issued $1,500m of perpetual subordinated contingent convertible capital securities.
2    During 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible capital securities. For further details, see Note 31 in the Annual Report and Accounts 2021. In 2020, HSBC Holdings called and later redeemed $1,450m 6.20% non-cumulative US dollar preference shares. In 2019, HSBC Holdings redeemed $1,500m 5.625% perpetual subordinated capital securities on which there were $12m of external issuance costs. Under IFRSs external issuance costs are classified as equity.
3    At 31 December 2021, retained earnings included 558,397,704 treasury shares (2020: 509,825,249; 2019: 432,108,782). In addition, treasury shares are also held within HSBC’s Insurance business retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Security Services.
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
6    Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In the comparative periods, impairments (2020: $435m; 2019: $2,475m) were recognised and a permitted transfer of these amounts was made from the merger reserve to retained earnings. During 2021, a part reversal of these impairments resulted in a transfer from retained earnings back to the merger reserve of $3,065m.
7    For further details, see Note 31 in the Annual Report and Accounts 2021. In October 2021, HSBC announced a share buy-back of up to $2.0bn, which will be completed no later than April 2022. At 31 December 2021, 120,366,714 ordinary shares had been purchased and cancelled representing a nominal value of $60m, which has been transferred from share capital to capital redemption reserve within merger and other reserves. In August 2019, HSBC announced a share buy-back of up to $1.0bn, which was completed in September 2019.

HSBC Holdings plc	341

Financial statements

HSBC Holdings income statement
for the year ended 31 December
		2021	2020	2019
	Notes*	$m	$m	$m
Net interest expense		(2,367)	(2,632)	(2,554)
– interest income		380	473	1,249
– interest expense		(2,747)	(3,105)	(3,803)
Fee (expense)/income		(5)	(12)	(2)
Net income from financial instruments held for trading or managed on a fair value basis	3	110	801	1,477
Changes in fair value of designated debt and related derivatives[1]	3	349	(326)	(360)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	(420)	1,141	1,659
Dividend income from subsidiaries		11,404	8,156	15,117
Other operating income		230	1,889	1,293
Total operating income		9,301	9,017	16,630
Employee compensation and benefits	5	(30)	(56)	(37)
General and administrative expenses		(1,845)	(4,276)	(4,772)
Impairment of subsidiaries		3,065	(435)	(2,562)
Total operating expenses		1,190	(4,767)	(7,371)
Profit before tax		10,491	4,250	9,259
Tax (charge)/credit		343	(165)	(218)
Profit for the year		10,834	4,085	9,041
*    For Notes on the financial statements, see page 346.
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.

HSBC Holdings statement of comprehensive income
for the year ended 31 December
	2021	2020	2019
	$m	$m	$m
Profit for the year	10,834	4,085	9,041
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	267	176	(396)
– before income taxes	259	176	(573)
– income taxes	8	—	177
Other comprehensive income/(expense) for the year, net of tax	267	176	(396)
Total comprehensive income for the year	11,101	4,261	8,645

342	HSBC Holdings plc

HSBC Holdings balance sheet
		31 Dec 2021	31 Dec 2020
	Notes*	$m	$m
Assets
Cash and balances with HSBC undertakings		2,590	2,913
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value		51,408	65,253
Derivatives	15	2,811	4,698
Loans and advances to HSBC undertakings		25,108	10,443
Financial investments		26,194	17,485
Prepayments, accrued income and other assets		1,513	1,445
Current tax assets		122	—
Investments in subsidiaries		163,211	160,660
Intangible assets		215	276
Total assets at 31 Dec		273,172	263,173
Liabilities and equity
Liabilities
Amounts owed to HSBC undertakings		111	330
Financial liabilities designated at fair value	24	32,418	25,664
Derivatives	15	1,220	3,060
Debt securities in issue	25	67,483	64,029
Accruals, deferred income and other liabilities		4,240	4,865
Subordinated liabilities	28	17,059	17,916
Current tax liabilities		—	71
Deferred tax liabilities		311	438
Total liabilities		122,842	116,373
Equity
Called up share capital	31	10,316	10,347
Share premium account		14,602	14,277
Other equity instruments		22,414	22,414
Merger and other reserves		37,882	34,757
Retained earnings		65,116	65,005
Total equity		150,330	146,800
Total liabilities and equity at 31 Dec		273,172	263,173
*    For Notes on the financial statements, see page 346.
The accompanying notes on pages 346 to 424 and the audited sections in ‘Risk’ on pages 144 to 252 (including ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on pages 180 to 188), and ‘Directors’ remuneration report’ on pages 290 to 323 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 22 February 2022 and signed on its behalf by:

Mark E Tucker	Ewen Stevenson
Group Chairman	Group Chief Financial Officer

HSBC Holdings plc	343

Financial statements

HSBC Holdings statement of cash flows
for the year ended 31 December
	2021	2020	2019
	$m	$m	$m
Profit before tax	10,491	4,250	9,259
Adjustments for non-cash items	(2,954)	442	2,657
– depreciation, amortisation and impairment/expected credit losses	(2,976)	87	72
– share-based payment expense	2	1	1
– other non-cash items included in profit before tax	20	354	2,584
Changes in operating assets and liabilities
Change in loans to HSBC undertakings	3,364	(327)	41,471
Change in financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	(4,409)	(3,289)	(38,451)
Change in net trading securities and net derivatives	47	(1,657)	(1,433)
Change in other assets	(226)	(633)	(437)
Change in financial investments	20	449	(70)
Change in debt securities in issue	(2,833)	3,063	1,899
Change in financial liabilities designated at fair value	(1,396)	1,258	1,227
Change in other liabilities	(691)	1,366	437
Tax received	32	270	459
Net cash from operating activities	1,445	5,192	17,018
Purchase of financial investments	(16,966)	(11,652)	(19,293)
Proceeds from the sale and maturity of financial investments	16,074	9,342	6,755
Net cash outflow from acquisition of or increase in stake of subsidiaries	(1,337)	(2,558)	(3,721)
Repayment of capital from subsidiaries	2,000	1,516	—
Net investment in intangible assets	(26)	(33)	(44)
Net cash from investing activities	(255)	(3,385)	(16,303)
Issue of ordinary share capital and other equity instruments	2,334	1,846	500
Redemption of preference shares and other equity instruments	(3,450)	—	—
Purchase of treasury shares	(28)	—	—
Cancellation of shares	(707)	—	(1,006)
Subordinated loan capital repaid	—	(1,500)	(4,107)
Debt securities issued	19,379	15,951	10,817
Debt securities repaid	(5,569)	(16,577)	—
Dividends paid on ordinary shares	(4,480)	—	(7,582)
Dividends paid to holders of other equity instruments	(1,310)	(1,331)	(1,414)
Net cash from financing activities	6,169	(1,611)	(2,792)
Net increase/(decrease) in cash and cash equivalents	7,359	196	(2,077)
Cash and cash equivalents at 1 January	6,176	5,980	8,057
Cash and cash equivalents at 31 Dec	13,535	6,176	5,980
Cash and cash equivalents comprise:
– cash at bank with HSBC undertakings	2,590	2,913	2,382
– loans and advances to banks of one month or less	93	249	102
– treasury and other eligible bills	10,852	3,014	3,496
Interest received was $1,636m (2020: $1,952m; 2019: $2,216m), interest paid was $2,724m (2020: $3,166m; 2019: $3,819m) and dividends received were $11,404m (2020: $8,156m; 2019: $15,117m).

344	HSBC Holdings plc

HSBC Holdings statement of changes in equity
for the year ended 31 December
	Called up share capital	Share premium	Other equity instruments	Retained earnings[1]	Merger and other reserves	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	10,347	14,277	22,414	65,005	34,757	146,800
Profit for the year	—	—	—	10,834	—	10,834
Other comprehensive income (net of tax)	—	—	—	267	—	267
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	267	—	267
Total comprehensive income for the year	—	—	—	11,101	—	11,101
Shares issued under employee share plans	29	325	—	(103)	—	251
Capital securities issued	—	—	2,000	(20)	—	1,980
Cancellation of shares[2]	(60)	—	—	(2,004)	60	(2,004)
Dividends to shareholders	—	—	—	(5,790)	—	(5,790)
Redemption of capital securities	—	—	(2,000)	—	—	(2,000)
Transfers[3]	—	—	—	(3,065)	3,065	—
Other movements	—	—	—	(8)	—	(8)
At 31 Dec 2021	10,316	14,602	22,414	65,116	37,882	150,330

At 1 Jan 2020	10,319	13,959	20,743	62,484	37,539	145,044
Profit for the year	—	—	—	4,085	—	4,085
Other comprehensive income (net of tax)	—	—	—	176	—	176
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	176	—	176
Total comprehensive income for the year	—	—	—	4,261	—	4,261
Shares issued under employee share plans	28	318	—	2,540	(2,347)	539
Capital securities issued	—	—	1,500	(15)	—	1,485
Dividends to shareholders	—	—	—	(1,331)	—	(1,331)
Redemption of capital securities	—	—	—	(1,450)	—	(1,450)
Transfers[3]	—	—	—	435	(435)	—
Other movements[4]	—	—	171	(1,919)	—	(1,748)
At 31 Dec 2020	10,347	14,277	22,414	65,005	34,757	146,800

At 1 Jan 2019	10,180	13,609	22,231	61,434	39,899	147,353
Profit for the year	—	—	—	9,041	—	9,041
Other comprehensive income (net of tax)	—	—	—	(396)	—	(396)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	(396)	—	(396)
Total comprehensive income for the year	—	—	—	8,645	—	8,645
Shares issued under employee share plans	36	521	—	(56)	—	501
Shares issued in lieu of dividends and amounts arising thereon	171	(171)	—	2,687	—	2,687
Cancellation of shares	(68)	—	—	(1,000)	68	(1,000)
Capital securities issued	—	—	—	—	—	—
Dividends to shareholders	—	—	—	(11,683)	—	(11,683)
Redemption of capital securities	—	—	(1,488)	(20)	—	(1,508)
Transfers[3]	—	—	—	2,475	(2,475)	—
Other movements	—	—	—	2	47	49
At 31 Dec 2019	10,319	13,959	20,743	62,484	37,539	145,044
Dividends per ordinary share at 31 December 2021 were $0.22 (2020: nil; 2019: $0.51).
1    At 31 December 2021, retained earnings included 329,871,829 ($2,542m) treasury shares (2020: 326,766,253 ($2,521m); 2019: 326,191,804 ($2,543m)).
2    On 26 October 2021, HSBC announced a share buy-back of up to $2.0bn, which is to be completed no later than 20 April 2022.
3    Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2021, a part reversal of this impairment resulted in a transfer from retained earnings back to the merger reserve of $3,065m. At 31 December 2020, an additional impairment of $435m (2019: $2,475m) was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings.
4    Includes an adjustment to retained earnings for a repayment of capital by a subsidiary of $1,650m, which had been recognised as dividend income in 2019.

HSBC Holdings plc	345

Notes on the financial statements

Notes on the financial statements
		Page			Page
1	Basis of preparation and significant accounting policies	346	21	Goodwill and intangible assets	393
2	Net fee income	357	22	Prepayments, accrued income and other assets	396
3	Net income from financial instruments measured at fair value through profit or loss	357	23	Trading liabilities	396
			24	Financial liabilities designated at fair value	396
4	Insurance business	358	25	Debt securities in issue	397
5	Employee compensation and benefits	359	26	Accruals, deferred income and other liabilities	397
6	Auditors’ remuneration	365	27	Provisions	397
7	Tax	366	28	Subordinated liabilities	398
8	Dividends	368	29	Maturity analysis of assets, liabilities and off-balance sheet commitments	401
9	Earnings per share	368
10	Segmental analysis	369	30	Offsetting of financial assets and financial liabilities	406
11	Trading assets	372	31	Called up share capital and other equity instruments	407
12	Fair values of financial instruments carried at fair value	372	32	Contingent liabilities, contractual commitments and guarantees	409
13	Fair values of financial instruments not carried at fair value	378	33	Finance lease receivables	410
14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	379	34	Legal proceedings and regulatory matters	410
			35	Related party transactions	413
15	Derivatives	380	36	Business disposals	415
16	Financial investments	384	37	Events after the balance sheet date	416
17	Assets pledged, collateral received and assets transferred	386	38	HSBC Holdings’ subsidiaries, joint ventures and associates	416
18	Interests in associates and joint ventures	387	39	Non-statutory accounts	424
19	Investments in subsidiaries	390
20	Structured entities	391

1	Basis of preparation and significant accounting policies
1.1    Basis of preparation
(a)    Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. There were no unendorsed standards effective for the year ended
31 December 2021 affecting these consolidated and separate financial statements.
Standards adopted during the year ended 31 December 2021
There were no new accounting standards or interpretations that had a significant effect on HSBC in 2021. Accounting policies have been consistently applied.
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
New IFRSs
IFRS 17 ‘Insurance Contracts’
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 is effective from 1 January 2023. The standard has been endorsed for use in the EU but has not yet been endorsed for use in the UK. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely financial impact of its implementation remains uncertain. However, we have the following expectations as to the impact compared with our current accounting policy for insurance contracts, which is set out in policy 1.2(j) below:
•Under IFRS 17, there will be no present value of in-force business (‘PVIF’) asset recognised. Instead the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin (‘CSM’), representing unearned profit, and this will be gradually recognised in revenue as services are provided over the duration of the insurance contract. While the profit over the life of an individual contract will be unchanged, its emergence will be later under IFRS 17. The removal of the PVIF asset and the recognition of CSM, which is a liability, will reduce equity. The PVIF asset will be eliminated to equity on transition, together with other adjustments to assets and liabilities to reflect IFRS 17 measurement requirements and any consequential amendments to financial assets in the scope of IFRS 9.

346	HSBC Holdings plc

•IFRS 17 requires increased use of current market values in the measurement of insurance liabilities. Changes in market conditions for certain products measured under the general measurement approach are immediately recognised in profit or loss, while changes in market conditions for other products measured under the variable fee approach are included in the measurement of CSM.
•In accordance with IFRS 17, directly attributable costs will be incorporated in the CSM and recognised in the results of insurance services as a reduction in reported revenue, as profit is recognised over the duration of insurance contracts. Costs that are not directly attributable will remain in operating expenses. This will result in a reduction in reported operating expenses compared with the current accounting policy.
•We intend to provide an update on the likely financial impacts at or around our 2022 interim results announcement, when we expect that this will be reasonably estimable.
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
(e)    Presentation of information
Certain disclosures required by IFRSs have been included in the sections marked as (‘Audited’) in the Annual Report and Accounts 2021 as follows:
•Disclosures concerning the nature and extent of risks relating to insurance contracts and financial instruments are included in the ‘Risk review’ on pages 144 to 252.
•The ‘Own funds disclosure’ is included in the ‘Risk review’ on page 229.
•Disclosures relating to HSBC’s securitisation activities and structured products are included in the ‘Risk review’ on pages 144 to 252.
HSBC follows the UK Finance Disclosure Code. The UK Finance Disclosure Code aims to increase the quality and comparability of UK banks’ disclosures and sets out five disclosure principles together with supporting guidance agreed in 2010. In line with the principles of the UK Finance Disclosure Code, HSBC assesses good practice recommendations issued from time to time by relevant regulators and standard setters, and will assess the applicability and relevance of such guidance, enhancing disclosures where appropriate.
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
(h)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty that the global Covid-19 pandemic has had on HSBC’s operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
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

HSBC Holdings plc	347

Notes on the financial statements
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
•The rates used to discount future expected cash flows can have a significant effect on their valuation, and are based on the costs of equity assigned to individual CGUs. The cost of equity percentage is generally derived from a capital asset pricing model and market implied cost of equity, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control.
•Key assumptions used in estimating goodwill and non-financial asset impairment are described in Note 21.

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

•Management’s best estimate of BoCom’s earnings are based on management’s explicit forecasts over the short to medium term and the capital maintenance charge, which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, both of which are subject to uncertain factors.
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

348	HSBC Holdings plc

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

•Details on the Group’s level 3 financial instruments and the sensitivity of their valuation to the effect of applying reasonable possible alternative assumptions in determining their fair value are set out in Note 12.

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

HSBC Holdings plc	349

Notes on the financial statements
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
•The use of the designation removes or significantly reduces an accounting mismatch.
•A group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.
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

350	HSBC Holdings plc

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

HSBC Holdings plc	351

Notes on the financial statements
at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). Any amount written off as a result of the modification of contractual terms would not be reversed.
Loan modifications other than renegotiated loans
Loan modifications that are not identified as renegotiated are considered to be commercial restructuring. Where a commercial restructuring results in a modification (whether legalised through an amendment to the existing terms or the issuance of a new loan contract) such that HSBC’s rights to the cash flows under the original contract have expired, the old loan is derecognised and the new loan is recognised at fair value. The rights to cash flows are generally considered to have expired if the commercial restructure is at market rates and no payment-related concession has been provided. Mandatory and general offer loan modifications that are not borrower-specific, for example market-wide customer relief programmes, have not been classified as renegotiated loans and generally have not resulted in derecognition, but their stage allocation is determined considering all available and supportable information under our ECL impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.
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
For loans originated prior to the implementation of IFRS 9, the origination PD does not include adjustments to reflect expectations of future macroeconomic conditions since these are not available without the use of hindsight. In the absence of this data, origination PD must be approximated assuming through-the-cycle PDs and through-the-cycle migration probabilities, consistent with the instrument’s underlying modelling approach and the CRR at origination. For these loans, the quantitative comparison is supplemented with additional CRR deterioration-based thresholds, as set out in the table below:

Origination CRR	Additional significance criteria – number of CRR grade notches deterioration required to identify as significant credit deterioration (stage 2) (> or equal to)
0.1	5 notches
1.1–4.2	4 notches
4.3–5.1	3 notches
5.2–7.1	2 notches
7.2–8.2	1 notch
8.3	0 notch
Further information about the 23-grade scale used for CRR can be found on page 174.
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

352	HSBC Holdings plc

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
HSBC makes use of the Basel II IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:

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

HSBC Holdings plc	353

Notes on the financial statements
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
Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected loss in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 180.
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

•The section ‘Measurement uncertainty and sensitivity analysis of ECL estimates’, marked as audited from page 180, sets out the assumptions used in determining ECL, and provides an indication of the sensitivity of the result to the application of different weightings being applied to different economic assumptions

(j) Insurance contracts
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

354	HSBC Holdings plc

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
•Key assumptions used in calculating the defined benefit pension obligation for the principal plan and the sensitivity of the calculation to different assumptions are described in Note 5.

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
Current and deferred tax are calculated based on tax rates and laws enacted, or substantively enacted, by the balance sheet date.
Critical accounting estimates and judgements

The recognition of deferred tax assets depends on judgements and estimates.
Judgements	Estimates
•In assessing the probability and sufficiency of future taxable profit, we consider the availability of evidence to support the recognition of deferred tax assets. taking into account the inherent risk in long-term forecasting and drivers of recent history of tax losses where applicable, taking into account the future reversal of existing taxable temporary differences and tax planning strategies including corporate reorganisations. Specific judgements supporting deferred tax assets are described in Note 7.

The recognition of deferred tax assets is sensitive to estimates of future cash flows projected for periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of cash flows thereafter, on which forecasts of future taxable profit are based, and which affect the expected recovery periods and the pattern of utilisation of tax losses and tax credits. In particular there is estimation uncertainty relating to the recognition of deferred tax on the post-1 April 2017 tax losses of HSBC Holdings plc. See Note 7 for further detail.

HSBC Holdings plc	355

Notes on the financial statements
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
•Determining whether a present obligation exists. Professional advice is taken on the assessment of litigation and similar obligations.
•Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous estimates as appropriate. At more advanced stages, it is typically easier to make estimates around a better defined set of possible outcomes.

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

356	HSBC Holdings plc

2	Net fee income

Net fee income by global business
	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,984	126	546	—	2,656
Cards	1,949	240	23	1	2,213
Credit facilities	103	833	690	1	1,627
Broking income	863	69	669	—	1,601
Account services	429	677	340	6	1,452
Unit trusts	1,065	23	—	—	1,088
Underwriting	4	6	1,009	(2)	1,017
Global custody	167	24	787	—	978
Remittances	75	357	343	—	775
Imports/exports	1	474	145	—	620
Insurance agency commission	324	17	—	—	341
Other	1,305	1,077	2,503	(2,465)	2,420
Fee income	8,269	3,923	7,055	(2,459)	16,788
Less: fee expense	(2,375)	(284)	(3,452)	2,420	(3,691)
Net fee income	5,894	3,639	3,603	(39)	13,097

	2020					2019
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total	Total
	$m	$m	$m	$m	$m	$m
Funds under management	1,686	126	477	—	2,289	2,177
Cards	1,564	360	25	—	1,949	1,975
Credit facilities	93	740	626	—	1,459	1,618
Broking income	862	61	616	—	1,539	1,057
Account services	431	598	264	—	1,293	2,003
Unit trusts	881	18	—	—	899	1,035
Underwriting	5	9	1,002	(1)	1,015	829
Global custody	189	22	723	—	934	717
Remittances	77	313	288	(1)	677	747
Imports/exports	—	417	160	—	577	662
Insurance agency commission	307	17	1	—	325	377
Other	1,123	893	2,369	(2,290)	2,095	2,242
Fee income	7,218	3,574	6,551	(2,292)	15,051	15,439
Less: fee expense	(1,810)	(349)	(3,284)	2,266	(3,177)	(3,416)
Net fee income	5,408	3,225	3,267	(26)	11,874	12,023

Net fee income included $6,742m of fees earned on financial assets that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2020: $5,858m; 2019: $6,647m), $1,520m of fees payable on financial liabilities that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2020: $1,260m; 2019: $1,450m), $3,849m of fees earned on trust and other fiduciary activities (2020: $3,426m; 2019: $3,110m) and $305m of fees payable relating to trust and other fiduciary activities (2020: $267m; 2019: $237m).

3	Net income from financial instruments measured at fair value through profit or loss

	2021	2020	2019
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	6,668	11,074	16,121
Other instruments managed on a fair value basis	1,076	(1,492)	(5,890)
Net income from financial instruments held for trading or managed on a fair value basis	7,744	9,582	10,231
Financial assets held to meet liabilities under insurance and investment contracts	4,134	2,481	3,830
Liabilities to customers under investment contracts	(81)	(400)	(352)
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,053	2,081	3,478
Derivatives managed in conjunction with HSBC’s issued debt securities	(2,811)	2,619	2,561
Other changes in fair value	2,629	(2,388)	(2,471)
Changes in fair value of designated debt and related derivatives[1]	(182)	231	90
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	798	455	812
Year ended 31 Dec	12,413	12,349	14,611
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.

HSBC Holdings plc	357

Notes on the financial statements
HSBC Holdings

	2021	2020	2019
	$m	$m	$m
Net income/(expense) arising on:
– trading activities	87	(336)	(559)
– other instruments managed on a fair value basis	23	1,137	2,036
Net income from financial instruments held for trading or managed on a fair value basis	110	801	1,477
Derivatives managed in conjunction with HSBC Holdings-issued debt securities	(625)	694	764
Other changes in fair value	974	(1,020)	(1,124)
Changes in fair value of designated debt and related derivatives	349	(326)	(360)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	(420)	1,141	1,659
Year ended 31 Dec	39	1,616	2,776

4	Insurance business

Net insurance premium income
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	$m	$m	$m	$m
Gross insurance premium income	8,529	1,027	1,873	11,429
Reinsurers’ share of gross insurance premium income	(555)	(4)	—	(559)
Year ended 31 Dec 2021	7,974	1,023	1,873	10,870

Gross insurance premium income	8,321	579	1,563	10,463
Reinsurers’ share of gross insurance premium income	(362)	(8)	—	(370)
Year ended 31 Dec 2020	7,959	571	1,563	10,093

Gross insurance premium income	9,353	489	2,266	12,108
Reinsurers’ share of gross insurance premium income	(1,465)	(7)	—	(1,472)
Year ended 31 Dec 2019	7,888	482	2,266	10,636
1    Discretionary participation features.

Net insurance claims and benefits paid and movement in liabilities to policyholders
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	$m	$m	$m	$m
Gross claims and benefits paid and movement in liabilities	10,474	1,134	3,332	14,940
– claims, benefits and surrenders paid	2,929	1,023	2,142	6,094
– movement in liabilities	7,545	111	1,190	8,846
Reinsurers’ share of claims and benefits paid and movement in liabilities	(543)	(9)	—	(552)
– claims, benefits and surrenders paid	(343)	(7)	—	(350)
– movement in liabilities	(200)	(2)	—	(202)
Year ended 31 Dec 2021	9,931	1,125	3,332	14,388

Gross claims and benefits paid and movement in liabilities	10,050	1,112	1,853	13,015
– claims, benefits and surrenders paid	3,695	900	2,083	6,678
– movement in liabilities	6,355	212	(230)	6,337
Reinsurers’ share of claims and benefits paid and movement in liabilities	(366)	(4)	—	(370)
– claims, benefits and surrenders paid	(430)	(10)	—	(440)
– movement in liabilities	64	6	—	70
Year ended 31 Dec 2020	9,684	1,108	1,853	12,645

Gross claims and benefits paid and movement in liabilities	11,305	1,217	3,810	16,332
– claims, benefits and surrenders paid	3,783	900	1,921	6,604
– movement in liabilities	7,522	317	1,889	9,728
Reinsurers’ share of claims and benefits paid and movement in liabilities	(1,402)	(4)	—	(1,406)
– claims, benefits and surrenders paid	(411)	(17)	—	(428)
– movement in liabilities	(991)	13	—	(978)
Year ended 31 Dec 2019	9,903	1,213	3,810	14,926
1Discretionary participation features.

358	HSBC Holdings plc

Liabilities under insurance contracts
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	$m	$m	$m	$m
Gross liabilities under insurance contracts at 1 Jan 2021	72,464	6,449	28,278	107,191
Claims and benefits paid	(2,929)	(1,023)	(2,142)	(6,094)
Increase in liabilities to policyholders	10,474	1,134	3,332	14,940
Exchange differences and other movements[2]	(534)	(47)	(2,711)	(3,292)
Gross liabilities under insurance contracts at 31 Dec 2021	79,475	6,513	26,757	112,745
Reinsurers’ share of liabilities under insurance contracts	(3,638)	(30)	—	(3,668)
Net liabilities under insurance contracts at 31 Dec 2021	75,837	6,483	26,757	109,077

Gross liabilities under insurance contracts at 1 Jan 2020	65,324	6,151	25,964	97,439
Claims and benefits paid	(3,695)	(900)	(2,083)	(6,678)
Increase in liabilities to policyholders	10,050	1,112	1,853	13,015
Exchange differences and other movements[2]	785	86	2,544	3,415
Gross liabilities under insurance contracts at 31 Dec 2020	72,464	6,449	28,278	107,191
Reinsurers’ share of liabilities under insurance contracts	(3,434)	(14)	—	(3,448)
Net liabilities under insurance contracts at 31 Dec 2020	69,030	6,435	28,278	103,743
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

5	Employee compensation and benefits

	2021	2020	2019
	$m	$m	$m
Employee compensation and benefits	18,742	18,076	18,002
Capitalised wages and salaries	870	1,320	1,475
Gross employee compensation and benefits for the year ended 31 Dec	19,612	19,396	19,477

Consists of:
Wages and salaries	17,072	17,072	17,056
Social security costs	1,503	1,378	1,472
Post-employment benefits	1,037	946	949
Year ended 31 Dec	19,612	19,396	19,477

Employee compensation and benefits are presented net of software capitalisation costs in the income statement. During 2021, the allocation methodology for internally capitalised software costs between ‘employee compensation and benefits’ and ‘general administrative expenses’ has been updated to better reflect the underlying costs being capitalised.

Average number of persons employed by HSBC during the year by global business
	2021	2020	2019
Wealth and Personal Banking	138,026	144,615	148,680
Commercial Banking	44,992	45,631	46,584
Global Banking and Markets	48,179	49,055	51,313
Corporate Centre	359	411	478
Year ended 31 Dec	231,556	239,712	247,055

Average number of persons employed by HSBC during the year by geographical region
	2021	2020	2019
Europe	60,919	64,886	66,392
Asia	127,673	129,923	133,624
Middle East and North Africa	9,329	9,550	9,798
North America	13,845	15,430	16,615
Latin America	19,790	19,923	20,626
Year ended 31 Dec	231,556	239,712	247,055

HSBC Holdings plc	359

Notes on the financial statements

Reconciliation of total incentive awards granted to income statement charge
	2021	2020	2019
	$m	$m	$m
Total incentive awards approved for the current year	3,495	2,659	3,341
Less: deferred bonuses awarded, expected to be recognised in future periods	(379)	(239)	(337)
Total incentives awarded and recognised in the current year	3,116	2,420	3,004
Add: current year charges for deferred bonuses from previous years	270	286	327
Other	4	2	(55)
Income statement charge for incentive awards	3,390	2,708	3,276
Share-based payments
‘Wages and salaries’ includes the effect of share-based payments arrangements, of which $467m was equity settled (2020: $434m; 2019: $478m), as follows:

	2021	2020	2019
	$m	$m	$m
Conditional share awards	479	411	521
Savings-related and other share award option plans	27	51	30
Year ended 31 Dec	506	462	551

HSBC share awards
Award	Policy
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
• Awards are subject to malus and clawback provisions.

International Employee Share Purchase Plan (‘ShareMatch’)
The plan was first introduced in Hong Kong in 2013 and now includes employees based in 28 jurisdictions.
• Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
• Matching awards are added at a ratio of one free share for every three purchased (in mainland China matching awards are settled in cash).
• Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

Movement on HSBC share awards
	2021	2020
	Number	Number
	(000s)	(000s)
Conditional share awards outstanding at 1 Jan	103,473	97,055
Additions during the year	75,549	72,443
Released in the year	(63,635)	(60,673)
Forfeited in the year	(6,023)	(5,352)
Conditional share awards outstanding at 31 Dec	109,364	103,473
Weighted average fair value of awards granted ($)	6.49	7.28

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
• From 2014, employees eligible for the UK plan could save up to £500 per month with the option to use the savings to acquire shares.
•These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
•The exercise price is set at a 20% (2020: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

360	HSBC Holdings plc

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2021	130,953	2.97
Granted during the year[2]	15,410	3.15
Exercised during the year[3]	(3,878)	3.80
Expired during the year	(11,502)	3.53
Forfeited during the year	(7,786)	3.97
Outstanding at 31 Dec 2021	123,197	2.85
– of which exercisable	4,949	4.05
Weighted average remaining contractual life (years)	3.02

Outstanding at 1 Jan 2020	65,060	4.81
Granted during the year[2]	111,469	2.63
Exercised during the year[3]	(1,387)	4.48
Expired during the year	(43,032)	4.81
Forfeited during the year	(1,158)	4.88
Outstanding at 31 Dec 2020	130,953	2.97
– of which exercisable	8,170	4.50
Weighted average remaining contractual life (years)	3.68
1    Weighted average exercise price.
2    The weighted average fair value of options granted during the year was $0.85 (2020: $0.47).
3    The weighted average share price at the date the options were exercised was $5.87 (2020: $7.08).
Post-employment benefit plans
The Group operates pension plans throughout the world for its employees. ‘Pension risk management processes’ on page 228 contains details of the policies and practices associated with these pension plans, some of which are defined benefit plans. The largest defined benefit plan is the HBUK section of the HSBC Bank (UK) Pension Scheme (‘the principal plan’), created as a result of the HSBC Bank (UK) Pension Scheme being fully sectionalised in 2018 to meet the requirements of the Banking Reform Act.
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
The investment strategy of the plan is to hold the majority of assets in bonds, with the remainder in a diverse range of investments. It also includes some interest rate swaps to reduce interest rate risk, inflation swaps to reduce inflation risk and longevity swaps to reduce the impact of longer life expectancy.
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
Although the plan was in surplus at the valuation date, HSBC continued to make separately committed lump sum contributions and the final such contribution of £160m ($218m) was paid in 2021. The main employer of the principal plan is HSBC UK Bank plc, with additional support from HSBC Holdings plc. The HSBC Bank (UK) Pension Scheme is fully sectionalised and no entities outside the ring fence participate in the HBUK section.
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

HSBC Holdings plc	361

Notes on the financial statements

Income statement charge
	2021	2020	2019
	$m	$m	$m
Defined benefit pension plans	243	146	176
Defined contribution pension plans	767	775	758
Pension plans	1,010	921	934
Defined benefit and contribution healthcare plans	27	25	15
Year ended 31 Dec	1,037	946	949

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Effect of limit on plan surpluses	Total
	$m	$m	$m	$m
Defined benefit pension plans	51,431	(42,277)	(23)	9,131
Defined benefit healthcare plans	103	(572)	—	(469)
At 31 Dec 2021	51,534	(42,849)	(23)	8,662
Total employee benefit liabilities (within Note 26 ‘Accruals, deferred income and other liabilities’)				(1,607)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				10,269

Defined benefit pension plans	52,990	(43,995)	(44)	8,951
Defined benefit healthcare plans	114	(639)	—	(525)
At 31 Dec 2020	53,104	(44,634)	(44)	8,426
Total employee benefit liabilities (within Note 26 ‘Accruals, deferred income and other liabilities’)				(2,025)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				10,450
HSBC Holdings
Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2021 amounted to $30m (2020: $56m). The average number of persons employed during 2021 was 54 (2020: 59). A small number of employees are members of defined benefit pension plans. These employees are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings pays contributions to such plan for its own employees in accordance with the schedules of contributions determined by the trustees of the plan and recognises these contributions as an expense as they fall due.

362	HSBC Holdings plc

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	42,505	10,485	(33,005)	(10,990)	—	(44)	9,500	(549)
Service cost	—	—	(55)	(276)	—	—	(55)	(276)
– current service cost	—	—	(14)	(206)	—	—	(14)	(206)
– past service cost and gains/(losses) from settlements	—	—	(41)	(70)	—	—	(41)	(70)
Net interest income/(cost) on the net defined benefit asset/(liability)	613	172	(473)	(174)	—	(1)	140	(3)
Remeasurement effects recognised in other comprehensive income	(377)	7	(271)	471	—	22	(648)	500
– return on plan assets (excluding interest income)	(377)	7	—	—	—	—	(377)	7
– actuarial gains/(losses) financial assumptions	—	—	611	315	—	—	611	315
– actuarial gains/(losses) demographic assumptions	—	—	(447)	64	—	—	(447)	64
– actuarial gains/(losses) experience adjustments	—	—	(435)	92	—	—	(435)	92
– other changes	—	—	—	—	—	22	—	22
Exchange differences	(361)	(94)	283	138	—	—	(78)	44
Benefits paid	(1,396)	(645)	1,396	712	—	—	—	67
Other movements[2]	400	122	(130)	97	—	—	270	219
At 31 Dec 2021	41,384	10,047	(32,255)	(10,022)	—	(23)	9,129	2

At 1 Jan 2020	37,874	9,693	(30,158)	(10,424)	—	(16)	7,716	(747)
Service cost	—	—	(68)	(172)	—	—	(68)	(172)
– current service cost	—	—	(28)	(184)	—	—	(28)	(184)
– past service cost and losses from settlements	—	—	(40)	12	—	—	(40)	12
Net interest income/(cost) on the net defined benefit asset/(liability)	726	233	(575)	(245)	—	—	151	(12)
Remeasurement effects recognised in other comprehensive income	3,173	879	(2,118)	(547)	—	(26)	1,055	306
– return on plan assets (excluding interest income)	3,173	692	—	—	—	—	3,173	692
– actuarial gains/(losses) financial assumptions	—	—	(3,179)	(564)	—	—	(3,179)	(564)
– actuarial gains/(losses) demographic assumptions	—	—	86	49	—	—	86	49
– actuarial gains/(losses) experience adjustments	—	—	975	87	—	—	975	87
– other changes	—	187	—	(119)	—	(26)	—	42
Exchange differences	1,446	249	(1,100)	(387)	—	(2)	346	(140)
Benefits paid	(1,148)	(652)	1,148	727	—	—	—	75
Other movements[2]	434	83	(134)	58	—	—	300	141
At 31 Dec 2020	42,505	10,485	(33,005)	(10,990)	—	(44)	9,500	(549)
1    For further details of the principal plan, see page 361.
2    Other movements include contributions by HSBC, contributions by employees, administrative costs and taxes paid by plan.
HSBC expects to make $145m of contributions to defined benefit pension plans during 2022. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2022	2023	2024	2025	2026	2027-2031
	$m	$m	$m	$m	$m	$m
The principal plan[1,2]	1,444	1,491	1,542	1,592	1,644	9,070
Other plans[1]	474	473	460	459	453	2,325
1    The duration of the defined benefit obligation is 17.3 years for the principal plan under the disclosure assumptions adopted (2020: 17.4 years) and 12.7 years for all other plans combined (2020: 13.5 years).
2    For further details of the principal plan, see page 361.

HSBC Holdings plc	363

Notes on the financial statements

Fair value of plan assets by asset classes
	31 Dec 2021				31 Dec 2020
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]
	$m	$m	$m	$m	$m	$m	$m	$m
The principal plan[2]
Fair value of plan assets	41,384	36,270	5,114	1,037	42,505	37,689	4,816	973
– equities[3]	197	5	192	—	268	7	261	—
– bonds[4]	36,295	35,612	683	—	36,198	35,479	719	—
– derivatives	1,864	—	1,864	1,037	1,973	—	1,973	973
– property	1,094	—	1,094	—	1,106	—	1,106	—
– other[5]	1,934	653	1,281	—	2,960	2,203	757	—
Other plans
Fair value of plan assets	10,047	8,248	1,799	52	10,485	9,512	973	54
– equities	892	668	224	5	1,484	1,069	415	3
– bonds	7,080	6,490	590	5	7,624	7,143	481	10
– derivatives	7	(13)	20	—	(57)	—	(57)	—
– property	123	119	4	—	192	157	35	—
– other	1,945	984	961	42	1,242	1,143	99	41
1    The fair value of plan assets includes derivatives entered into with HSBC Bank plc as detailed in Note 35.
2    For further details on the principal plan, see page 361.
3    Includes $192m (2020: $261m) in relation to private equities.
4    Principal plan bonds includes fixed income bonds of $18,315m (2020: $17,730m) and index-linked bonds of $18,160m (2020: $18,468m).
5 Other includes $0m (2020: $696m) of pooled investment vehicles with quoted underlying assets and $1,281m (2020: $757m) of pooled investment vehicles with unquoted underlying assets.
Post-employment defined benefit plans’ principal actuarial financial assumptions
HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high-quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions for the principal plan[1]
	Discount rate	Inflation rate (RPI)[2]	Inflation rate (CPI)[2]	Rate of increase for pensions	Rate of pay increase
	%	%	%	%	%
UK
At 31 Dec 2021	1.90	3.45	3.20	3.30	3.45
At 31 Dec 2020	1.45	3.05	2.50	3.00	2.75
1    For further details on the principal plan, see page 361.
2 Due to the significant difference between short-term and long-term inflation expectations that has developed over 2021, HSBC UK has changed the methodology of setting inflation-related assumptions to fully and separately reflect how benefits are linked to RPI inflation and CPI inflation respectively. For example, the revaluation of deferred pensions is driven by CPI inflation expectations in the short to medium term, whereas increases to pensions in payment are driven by RPI inflation expectations over the long term.

Mortality tables and average life expectancy at age 60 for the principal plan[1]
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
UK
At 31 Dec 2021	SAPS S3[2]	27.3	28.8	28.5	30.1
At 31 Dec 2020	SAPS S3[2]	27.0	28.5	28.1	29.7
1    For further details of the principal plan, see page 361.
2    Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation’s CMI 2020 core projection model with an initial addition to improvement of 0.25% per annum and a long-term rate of improvement of 1.25% per annum.

The effect of changes in key assumptions on the principal plan[1]
	Impact on HBUK section of the HSBC Bank (UK) Pension Scheme obligation[2]
	Financial impact of increase		Financial impact of decrease
	2021	2020	2021	2020
	$m	$m	$m	$m
Discount rate – increase/decrease of 0.25%	(1,337)	(1,383)	1,425	1,475
Inflation rate (RPI and CPI) – increase/decrease of 0.25%	1,211	871	(980)	(830)
Pension payments and deferred pensions – increase/decrease of 0.25%	1,267	1,307	(1,177)	(1,222)
Pay – increase/decrease of 0.25%	20	60	(20)	(59)
Change in mortality – increase of 1 year	1,387	1,453	N/A	N/A
1    For further details of the principal plan, see page 361.
2 Sensitivities allow for HSBC UK’s convention of rounding pension assumptions to the nearest 0.05%.

364	HSBC Holdings plc

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
Directors’ emoluments
Details of Directors’ emoluments, pensions and their interests are disclosed in the Directors’ remuneration report on page 290.

6	Auditor’s remuneration

	2021	2020	2019
	$m	$m	$m
Audit fees payable to PwC[1]	88.1	92.9	85.2
Other audit fees payable	2.0	1.0	0.9
Year ended 31 Dec	90.1	93.9	86.1

Fees payable by HSBC to PwC
	2021	2020	2019
	$m	$m	$m
Fees for HSBC Holdings’ statutory audit[2]	19.5	21.9	15.7
Fees for other services provided to HSBC	109.9	108.3	95.0
– audit of HSBC’s subsidiaries	68.6	71.0	69.5
– audit-related assurance services[3]	18.7	17.2	10.0
– other assurance services[4,5]	22.6	20.1	12.2
– taxation compliance services	—	—	1.6
– other non-audit services[4]	—	—	1.7
Year ended 31 Dec	129.4	130.2	110.7
1Audit fees payable to PwC in the current year include adjustments made to the prior year audit fee after finalisation of the 2020 financial statements.
2Fees payable to PwC for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They include amounts payable for services relating to the consolidation returns of HSBC Holdings’ subsidiaries, which are clearly identifiable as being in support of the Group audit opinion.
3Including services for assurance and other services that relate to statutory and regulatory filings, including interim reviews.
4Including permitted services relating to attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end user, including comfort letters.
5 Includes reviews of PRA regulatory reporting returns.
No fees were payable by HSBC to PwC as principal auditor for the following types of services: internal audit services and services related to litigation, recruitment and remuneration.

Fees payable by HSBC’s associated pension schemes to PwC
	2021	2020	2019
	$000	$000	$000
Audit of HSBC’s associated pension schemes	382	316	250
Year ended 31 Dec	382	316	250
No fees were payable by HSBC’s associated pension schemes to PwC as principal auditor for the following types of services: internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC amounted to $6.3m (2020: $12.3m; 2019: $17.2m). In these cases, HSBC was connected with the contracting party and may therefore have been involved in appointing PwC. These fees arose from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns that borrow from HSBC.
Fees payable for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the Group.

HSBC Holdings plc	365

Notes on the financial statements

7	Tax

Tax expense
	2021	2020	2019
	$m	$m	$m
Current tax[1]	3,250	2,700	3,768
– for this year	3,182	2,883	3,689
– adjustments in respect of prior years	68	(183)	79
Deferred tax	963	(22)	871
– origination and reversal of temporary differences	874	(341)	684
– effect of changes in tax rates	132	58	(11)
– adjustments in respect of prior years	(43)	261	198
Year ended 31 Dec[2]	4,213	2,678	4,639
1    Current tax included Hong Kong profits tax of $813m (2020: $888m; 2019: $1,413m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2020: 16.5%; 2019: 16.5%).
2    In addition to amounts recorded in the income statement, a tax charge of $7m (2020: charge of $7m) was recorded directly to equity.
Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2021		2020		2019
	$m	%	$m	%	$m	%
Profit before tax	18,906		8,777		13,347
Tax expense
Taxation at UK corporation tax rate of 19.00%	3,592	19.0	1,668	19.0	2,536	19.0
Impact of differently taxed overseas profits in overseas locations	280	1.5	178	2.0	253	1.9
UK banking surcharge	332	1.8	(113)	(1.3)	29	0.2
Items increasing tax charge in 2021:
– impact of differences between French tax basis and IFRSs	434	2.3	—	—	—	—
– local taxes and overseas withholding taxes	360	1.9	228	2.6	484	3.6
– UK tax losses not recognised	294	1.6	444	5.1	364	2.7
– other permanent disallowables	254	1.3	322	3.6	481	3.6
– non-deductible goodwill write-down	178	0.9	—	—	1,421	10.7
– impact of changes in tax rates	132	0.7	58	0.6	(11)	(0.1)
– bank levy	93	0.5	202	2.3	184	1.4
– impacts of hyperinflation	68	0.4	65	0.7	29	0.2
– adjustments in respect of prior period liabilities	25	0.1	78	0.9	277	2.1
– non-deductible regulatory settlements	2	—	33	0.4	5	—
Items reducing tax charge in 2021:
– non-taxable income and gains	(641)	(3.4)	(515)	(5.8)	(844)	(6.3)
– tax impact of planned sale of French retail banking business	(434)	(2.3)	—	—	—	—
– effect of profits in associates and joint ventures	(414)	(2.2)	(250)	(2.8)	(467)	(3.5)
– deductions for AT1 coupon payments	(270)	(1.4)	(310)	(3.5)	(263)	(2.0)
– non-UK movements in unrecognised deferred tax	(67)	(0.4)	608	6.9	12	0.1
– non-deductible UK customer compensation	(5)	—	(18)	(0.2)	382	2.9
– non-taxable gain on dilution of shareholding in SABB	—	—	—	—	(181)	(1.3)
– other items	—	—	—	—	(52)	(0.4)
Year ended 31 Dec	4,213	22.3	2,678	30.5	4,639	34.8
The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2021 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 22.3% (2020: 19.7%). The effective tax rate for the year of 22.3% was lower than in the previous year (2020: 30.5%). The impact of non-recognition of deferred tax was smaller in 2021 than in 2020, which decreased the effective tax rate by 10.8%. This was partly offset by changes in the geographical composition of profits, which resulted in tax at applicable local statutory rates being 2.5% greater for 2020 than for 2021.
The signing of a framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of $434m) for a provision for loss on disposal, which was recorded in the French tax return. A deferred tax liability of the same amount arises as a consequence of the temporary difference between the French tax basis and IFRSs in respect of this provision.
During 2021, legislation to increase the main rate of UK corporation tax from 19% to 25% from 1 April 2023 was enacted, increasing the Group’s 2021 tax charge by $132m due to the remeasurement of deferred tax balances.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

366	HSBC Holdings plc

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Derivatives, FVOD[1] and other investments	Insurance business	Expense provisions	Fixed assets	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets	1,242	1,821	548	—	565	901	—	960	6,037
Liabilities	—	—	(705)	(1,622)	—	—	(2,306)	(1,234)	(5,867)
At 1 Jan 2021	1,242	1,821	(157)	(1,622)	565	901	(2,306)	(274)	170
Income statement	(89)	161	22	(43)	(333)	(26)	(336)	(319)	(963)
Other comprehensive income	(5)	33	149	—	74	25	(205)	713	784
Foreign exchange and other adjustments	14	(14)	(5)	25	(10)	3	28	(81)	(40)
At 31 Dec 2021	1,162	2,001	9	(1,640)	296	903	(2,819)	39	(49)
Assets[2]	1,162	2,001	9	—	296	903	109	742	5,222
Liabilities[2]	—	—	—	(1,640)	—	—	(2,928)	(703)	(5,271)

Assets	983	1,414	979	—	650	1,002	—	422	5,450
Liabilities	—	—	(558)	(1,621)	—	—	(1,613)	(401)	(4,193)
At 1 Jan 2020	983	1,414	421	(1,621)	650	1,002	(1,613)	21	1,257
Income statement	295	355	(274)	(32)	(81)	(112)	(190)	61	22
Other comprehensive income	—	—	(23)	—	—	—	(387)	(660)	(1,070)
Foreign exchange and other adjustments	(36)	52	(281)	31	(4)	11	(116)	304	(39)
At 31 Dec 2020	1,242	1,821	(157)	(1,622)	565	901	(2,306)	(274)	170
Assets[2]	1,242	1,821	548	—	565	901	—	960	6,037
Liabilities[2]	—	—	(705)	(1,622)	—	—	(2,306)	(1,234)	(5,867)
1    Fair value of own debt.
2    After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,624m (2020: $4,483m) and deferred tax liabilities $4,673m (2020: $4,313m).
In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts. Management’s assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance.
The Group’s net deferred tax asset of $4.6bn (2020: $4.5bn) included $2.6bn (2020: $2.4bn) of deferred tax assets relating to the US and a net deferred asset of $0.0bn (2020: $0.00) in France.
The net US deferred tax asset of $2.6bn included $1.1bn related to US tax losses that expire in 13 to 17 years. Management expects the US deferred tax asset to be substantially recovered in seven to eight years, with the majority recovered in the first five years.
The net deferred tax asset in France of $0.0bn included $0.4bn related to tax losses which are expected to be substantially recovered within 10 years.
Following the signing of a framework agreement in 2021 for the planned sale of the French retail banking business, that business is now excluded from our deferred tax analysis as its sale is considered probable. Although the French consolidated tax group recorded a tax loss in both 2020 and 2021, this would have been taxable profit if the effects of the retail banking business and other non-recurring items, mainly related to the restructuring of the European business, were excluded. The French net deferred tax asset is supported by forecasts of taxable profit, also taking into consideration the history of profitability in the remaining businesses. No net deferred tax asset was recognised as at 31 December 2020 as management did not consider there to be convincing evidence of sufficient future taxable profits within the French consolidated tax group to support recognition.
The Group’s net deferred tax liability of $4.7bn (2020: $4.3bn) included a net UK deferred tax asset of $0.8bn (2020: $0.6bn), of which $0.2bn related to UK banking tax losses which are expected to be substantially recovered within one year. The net UK deferred tax asset of $0.8bn excludes a $3.0bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $16.9bn (2020: $15.6bn). This amount included unused UK tax losses of $10.5bn (2020: $9.3bn), of which $5.8bn (2020: $4.3bn) arose after 1 April 2017 and can be recovered against the future taxable profits of any of the Group’s UK tax resident subsidiaries. The remaining balance can only be recovered against future taxable profits of HSBC Holdings plc. No deferred tax was recognised on any of these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them, taking into account the recent history of taxable losses within the UK group. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts unrecognised, $10.9bn (2020: $11.5bn) had no expiry date, $0.7bn (2020: $0.7bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $12.7bn (2020: $12.1bn) and the corresponding unrecognised deferred tax liability was $0.8bn (2020: $0.7bn).

HSBC Holdings plc	367

Notes on the financial statements

8	Dividends

Dividends to shareholders of the parent company
	2021			2020			2019
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend / interim dividend	0.15	3,059	—	—	—	—	0.21	4,206	1,160
In respect of current year:
– first interim dividend	0.07	1,421	—	—	—	—	0.10	2,013	375
– second interim dividend	—	—	—	—	—	—	0.10	2,021	795
– third interim dividend	—	—	—	—	—	—	0.10	2,029	357
Total	0.22	4,480	—	—	—	—	0.51	10,269	2,687
Total dividends on preference shares classified as equity (paid quarterly)[1]	4.99	7		62.00	90		62.00	90
Total coupons on capital securities classified as equity		1,303			1,241			1,324
Dividends to shareholders		5,790			1,331			11,683
1 HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

Total coupons on capital securities classified as equity
		2021		2020	2019
			Total	Total	Total
	First call date	Per security	$m	$m	$m
Perpetual subordinated contingent convertible securities,[1,2]
$1,500m issued at 5.625%[2]	Nov 2019	$56.250	—	—	84
$2,000m issued at 6.875%[3]	Jun 2021	$68.750	69	138	138
$2,250m issued at 6.375%	Sep 2024	$63.750	143	143	143
$2,450m issued at 6.375%	Mar 2025	$63.750	156	156	156
$3,000m issued at 6.000%	May 2027	$60.000	180	180	180
$2,350m issued at 6.250%	Mar 2023	$62.500	147	147	147
$1,800m issued at 6.500%	Mar 2028	$65.000	117	117	117
$1,500m issued at 4.600%[4]	Jun 2031	$46.000	69	—	—
$1,000m issued at 4.000%[5]	Mar 2026	$40.000	20	—	—
$1,000m issued at 4.700%[6]	Mar 2031	$47.000	24	—	—
€1,500m issued at 5.250%	Sep 2022	€52.500	93	90	88
€1,000m issued at 6.000%	Sep 2023	€60.000	70	67	66
€1,250m issued at 4.750%	July 2029	€47.500	72	67	68
£1,000m issued at 5.875%	Sep 2026	£58.750	80	74	75
SGD1,000m issued at 4.700%	Jun 2022	SGD47.000	35	35	34
SGD750m issued at 5.000%	Sep 2023	SGD50.000	28	27	28
Total			1,303	1,241	1,324
1Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities, in denominations of each security’s issuance currency 1,000 per security.
2This security was called by HSBC Holdings on 22 November 2019 and was redeemed and cancelled on 17 January 2020. Between the date of exercise of the call option and the redemption, this security was considered to be a subordinated liability. For further details on additional tier 1 securities, see Note 31.
3This security was called by HSBC Holdings on 15 April 2021 and was redeemed and cancelled on 1 June 2021.
4This security was issued by HSBC Holdings on 17 December 2020. The first call date commences six calendar months prior to the reset date of
17 June 2031.
5This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of 9 September 2026.
6This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of 9 September 2031.
After the end of the year, the Directors approved a second interim dividend in respect of the financial year ended 31 December 2021 of $0.18 per ordinary share, a distribution of approximately $3,649m. The second interim dividend for 2021 will be payable on 28 April 2022 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on
11 March 2022. No liability was recorded in the financial statements in respect of the second interim dividend for 2021.
On 4 January 2022, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($34m). No liability was recorded in the balance sheet at 31 December 2021 in respect of this coupon payment.

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

368	HSBC Holdings plc

Profit attributable to the ordinary shareholders of the parent company
	2021	2020	2019
	$m	$m	$m
Profit attributable to shareholders of the parent company	13,917	5,229	7,383
Dividend payable on preference shares classified as equity	(7)	(90)	(90)
Coupon payable on capital securities classified as equity	(1,303)	(1,241)	(1,324)
Year ended 31 Dec	12,607	3,898	5,969

Basic and diluted earnings per share
	2021			2020			2019
	Profit	Number of shares	Per share	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic[1]	12,607	20,197	0.62	3,898	20,169	0.19	5,969	20,158	0.30
Effect of dilutive potential ordinary shares		105			73			75
Diluted[1]	12,607	20,302	0.62	3,898	20,242	0.19	5,969	20,233	0.30
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is 8.6 million (2020: 14.6 million; 2019: 1.1 million).

10	Segmental analysis
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items and currency translation from reported results. Therefore, we present these results on an adjusted basis as required by IFRSs. The 2020 and 2019 adjusted performance information is presented on a constant currency basis. The 2020 and 2019 income statements are converted at the average rates of exchange for 2021, and the balance sheets at 31 December 2020 and 31 December 2019 at the prevailing rates of exchange on 31 December 2021.
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

HSBC Holdings plc	369

Notes on the financial statements

HSBC adjusted profit before tax and balance sheet data
	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	22,110	13,415	15,002	(437)	50,090
– external	21,753	13,294	16,558	(1,515)	50,090
– inter-segment	357	121	(1,556)	1,078	—
of which: net interest income/(expense)	14,198	8,898	4,122	(739)	26,479
Change in expected credit losses and other credit impairment recoveries	288	300	337	3	928
Net operating income/(expense)	22,398	13,715	15,339	(434)	51,018
Total operating expenses	(15,384)	(6,973)	(10,006)	215	(32,148)
Operating profit/(loss)	7,014	6,742	5,333	(219)	18,870
Share of profit in associates and joint ventures	34	1	—	3,011	3,046
Adjusted profit before tax	7,048	6,743	5,333	2,792	21,916
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.2	30.8	24.3	12.7	100.0
Adjusted cost efficiency ratio	69.6	52.0	66.7	49.2	64.2
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	488,786	349,126	207,162	740	1,045,814
Interests in associates and joint ventures	499	13	126	28,971	29,609
Total external assets	932,582	622,925	1,229,820	172,612	2,957,939
Customer accounts	859,029	506,688	344,205	652	1,710,574

	2020
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	22,571	13,718	15,768	(287)	51,770
– external	20,474	14,114	18,651	(1,469)	51,770
– inter-segment	2,097	(396)	(2,883)	1,182	—
– of which: net interest income/(expense)	15,470	9,560	4,580	(1,337)	28,273
Change in expected credit losses and other credit impairment (charges)/recoveries	(3,005)	(4,989)	(1,289)	1	(9,282)
Net operating income/(expense)	19,566	8,729	14,479	(286)	42,488
Total operating expenses	(15,443)	(6,897)	(9,640)	(429)	(32,409)
Operating profit/(loss)	4,123	1,832	4,839	(715)	10,079
Share of profit in associates and joint ventures	7	(1)	—	2,186	2,192
Adjusted profit before tax	4,130	1,831	4,839	1,471	12,271
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	33.7	14.9	39.4	12.0	100.0
Adjusted cost efficiency ratio	68.4	50.3	61.1	(149.5)	62.6
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	462,286	338,193	220,692	1,231	1,022,402
Interests in associates and joint ventures	444	13	141	26,472	27,070
Total external assets	869,924	562,125	1,319,389	187,189	2,938,627
Customer accounts	823,991	464,380	331,164	593	1,620,128

	2019
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	26,140	15,594	15,282	(581)	56,435
– external	21,777	16,522	20,782	(2,646)	56,435
– inter-segment	4,363	(928)	(5,500)	2,065	—
– of which: net interest income/(expense)	17,820	11,242	5,309	(3,338)	31,033
Change in expected credit losses and other credit impairment (charges)/recoveries	(1,376)	(1,194)	(155)	38	(2,687)
Net operating income/(expense)	24,764	14,400	15,127	(543)	53,748
Total operating expenses	(15,823)	(7,028)	(9,891)	(821)	(33,563)
Operating profit/(loss)	8,941	7,372	5,236	(1,364)	20,185
Share of profit in associates and joint ventures	54	1	1	2,440	2,496
Adjusted profit before tax	8,995	7,373	5,237	1,076	22,681
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	39.7	32.5	23.1	4.7	100.0
Adjusted cost efficiency ratio	60.5	45.1	64.7	(141.3)	59.5
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	448,880	348,716	248,062	1,141	1,046,799
Interests in associates and joint ventures	445	14	16	25,305	25,780
Total external assets	780,456	515,962	1,283,597	161,055	2,741,070
Customer accounts	758,414	392,133	298,618	760	1,449,925

1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

370	HSBC Holdings plc

Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2021	2020	2019
	$m	$m	$m
Reported external net operating income by country/territory[1]	49,552	50,429	56,098
– UK	10,909	9,163	9,011
– Hong Kong	14,245	15,783	18,449
– US	3,795	4,474	4,471
– France	2,179	1,753	1,942
– other countries	18,424	19,256	22,225
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Adjusted results reconciliation
	2021			2020				2019
	Adjusted	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[1]	50,090	(538)	49,552	51,770	(1,393)	52	50,429	56,435	(1,010)	673	56,098
ECL	928	—	928	(9,282)	465	—	(8,817)	(2,687)	(69)	—	(2,756)
Operating expenses	(32,148)	(2,472)	(34,620)	(32,409)	1,072	(3,095)	(34,432)	(33,563)	981	(9,767)	(42,349)
Share of profit in associates and joint ventures	3,046	—	3,046	2,192	(133)	(462)	1,597	2,496	(142)	—	2,354
Profit/(loss) before tax	21,916	(3,010)	18,906	12,271	11	(3,505)	8,777	22,681	(240)	(9,094)	13,347
1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Adjusted balance sheet reconciliation
	2021	2020			2019
	Reported and adjusted	Adjusted	Currency translation	Reported	Adjusted	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	1,045,814	1,022,402	15,585	1,037,987	1,046,799	(10,056)	1,036,743
Interests in associates and joint ventures	29,609	27,070	(386)	26,684	25,780	(1,306)	24,474
Total external assets	2,957,939	2,938,627	45,537	2,984,164	2,741,070	(25,918)	2,715,152
Customer accounts	1,710,574	1,620,128	22,652	1,642,780	1,449,925	(10,810)	1,439,115

Adjusted profit reconciliation
	2021	2020	2019
	$m	$m	$m
Year ended 31 Dec
Adjusted profit before tax	21,916	12,271	22,681
Significant items	(3,010)	(3,505)	(9,094)
– customer redress programmes (revenue)	11	(21)	(163)
– disposals, acquisitions and investment in new businesses (revenue)	—	(10)	768
– fair value movements on financial instruments[1]	(242)	264	84
– restructuring and other related costs (revenue)[2]	(307)	(170)	—
– costs of structural reform[3]	—	—	(158)
– customer redress programmes (operating expenses)	(49)	54	(1,281)
– impairment of goodwill and other intangible assets	(587)	(1,090)	(7,349)
– past service costs of guaranteed minimum pension benefits equalisation	—	(17)	—
– restructuring and other related costs (operating expenses)[4]	(1,836)	(1,908)	(827)
– settlements and provisions in connection with legal and other regulatory matters	—	(12)	61
– impairment of goodwill (share of profit in associates and joint ventures)[5]	—	(462)	—
– currency translation on significant items		(133)	(229)
Currency translation		11	(240)
Reported profit before tax	18,906	8,777	13,347
1    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
2    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
3    Comprises costs associated with preparations for the UK’s exit from the European Union.
4    Includes impairment of software intangible assets of $189m (of the total software intangible asset impairment of $1,347m) and impairment of tangible assets of $197m in 2020.
5    During 2020, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc	371

Notes on the financial statements

11	Trading assets

	2021	2020
	$m	$m
Treasury and other eligible bills	23,110	24,035
Debt securities	89,944	102,846
Equity securities	109,614	77,643
Trading securities	222,668	204,524
Loans and advances to banks[1]	7,767	8,242
Loans and advances to customers[1]	18,407	19,224
Year ended 31 Dec	248,842	231,990
1    Loans and advances to banks and customers include reverse repos, stock borrowing and other accounts.

12	Fair values of financial instruments carried at fair value
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
Financial liabilities measured at fair value
In certain circumstances, HSBC records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are either based on quoted prices in an inactive market for the instrument or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread that is appropriate to HSBC’s liabilities. The change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer. Then, using discounted cash flow, each security is valued using an appropriate market discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities.
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

372	HSBC Holdings plc

Financial instruments carried at fair value and bases of valuation
	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	180,423	65,757	2,662	248,842	167,980	61,511	2,499	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	17,937	17,629	14,238	49,804	19,711	14,365	11,477	45,553
Derivatives	2,783	191,621	2,478	196,882	2,602	302,454	2,670	307,726
Financial investments	247,745	97,838	3,389	348,972	303,654	94,746	3,654	402,054
Liabilities
Trading liabilities	63,437	20,682	785	84,904	53,290	21,814	162	75,266
Financial liabilities designated at fair value	1,379	136,243	7,880	145,502	1,267	150,866	5,306	157,439
Derivatives	1,686	186,290	3,088	191,064	1,788	297,025	4,188	303,001

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021
Transfers from Level 1 to Level 2	8,477	6,553	1,277	103	181	—	212
Transfers from Level 2 to Level 1	6,007	4,132	768	—	638	—	—
At 31 Dec 2020
Transfers from Level 1 to Level 2	4,514	3,891	245	—	155	7,414	—
Transfers from Level 2 to Level 1	7,764	5,517	328	1	433	—	—
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

Global Banking and Markets fair value adjustments
	2021		2020
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	868	42	1,170	28
– bid-offer	412	—	514	—
– uncertainty	66	1	106	1
– credit valuation adjustment	228	35	445	27
– debt valuation adjustment	(92)	—	(120)	—
– funding fair value adjustment	254	6	204	—
– other	—	—	21	—
Model-related	57	—	74	—
– model limitation	57	—	70	—
– other	—	—	4	—
Inception profit (Day 1 P&L reserves)	106	—	104	—
At 31 Dec	1,031	42	1,348	28
We continue to observe losses on the disposals of certain uncollateralised over-the-counter (‘OTC’) derivatives as part of our commitments to reduce RWAs in GBM, as set out in our business update in February 2020. Based on our analysis, these losses are not considered to give rise to an adjustment within the IFRS 13 ‘Fair Value Measurement’ framework.
The reduction in fair value adjustments was driven by increased liquidity, lower volatility and an improved credit environment. Movement in funding fair value adjustment included a change in measurement from Libor to a Libor replacement risk-free rate.
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

HSBC Holdings plc	373

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
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	544	2	13,732	—	14,278	9	—	—	9
Asset-backed securities	1,008	132	1	—	1,141	—	—	—	—
Structured notes	—	—	—	—	—	—	7,879	—	7,879
Derivatives with monolines	—	—	—	—	—	—	—	—	—
Other derivatives	—	—	—	2,478	2,478	—	—	3,088	3,088
Other portfolios	1,837	2,528	505	—	4,870	776	1	—	777
At 31 Dec 2021	3,389	2,662	14,238	2,478	22,767	785	7,880	3,088	11,753

Private equity including strategic investments	930	4	10,971	—	11,905	4	—	—	4
Asset-backed securities	1,286	523	25	—	1,834	—	—	—	—
Structured notes	—	—	—	—	—	29	5,301	—	5,330
Derivatives with monolines	—	—	—	68	68	—	—	—	—
Other derivatives	—	—	—	2,602	2,602	—	—	4,187	4,187
Other portfolios	1,438	1,972	481	—	3,891	129	5	1	135
At 31 Dec 2020	3,654	2,499	11,477	2,670	20,300	162	5,306	4,188	9,656

374	HSBC Holdings plc

Level 3 instruments are present in both ongoing and legacy businesses. Loans held for securitisation, derivatives with monolines, certain ‘other derivatives’ and predominantly all Level 3 asset-backed securities are legacy positions. HSBC has the capability to hold these positions.
Private equity including strategic investments
The fair value of a private equity investment (including strategic investments) is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors; by reference to market valuations for similar entities quoted in an active market; the price at which similar companies have changed ownership; or from published net asset values (‘NAV’) received. If necessary, adjustments are made to the NAV of funds to obtain the best estimate of fair value.
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
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	3,654	2,499	11,477	2,670	162	5,306	4,188
Total gains/(losses) recognised in profit or loss	(10)	(378)	1,753	2,237	16	(836)	2,583
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(378)	—	2,237	16	—	2,583
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	1,753	—	—	(836)	—
– gains less losses from financial investments at fair value through other comprehensive income	(10)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(521)	(18)	(285)	(27)	(8)	(61)	(26)
– financial investments: fair value gains	(428)	—	—	—	—	—	—
– exchange differences	(93)	(18)	(285)	(27)	(8)	(61)	(26)
Purchases	1,025	1,988	3,692	—	1,014	1	—
New issuances	—	—	—	—	35	5,969	—
Sales	(580)	(473)	(1,216)	—	(4)	(27)	—
Settlements	(336)	(747)	(1,049)	(2,347)	(681)	(2,922)	(3,962)
Transfers out	(383)	(1,027)	(184)	(418)	(7)	(704)	(734)
Transfers in	540	818	50	363	258	1,154	1,039
At 31 Dec 2021	3,389	2,662	14,238	2,478	785	7,880	3,088
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2020	—	(309)	1,509	1,298	—	166	(969)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(309)	—	1,298	—	—	(969)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	1,509	—	—	166	—

HSBC Holdings plc	375

Notes on the financial statements

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	3,218	4,979	9,476	2,136	53	5,016	2,302
Total gains/(losses) recognised in profit or loss	17	(6)	504	2,281	307	(59)	3,398
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(6)	—	2,281	307	—	3,398
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	504	—	—	(59)	—
– gains less losses from financial investments at fair value through other comprehensive income	17	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	394	115	286	143	17	204	169
– financial investments: fair value gains	270	—	—	—	—	—	—
– exchange differences	124	115	286	143	17	204	169
Purchases	671	687	3,701	—	66	—	—
New issuances	—	—	1	—	6	1,876	—
Sales	(674)	(1,579)	(2,042)	—	(260)	—	—
Settlements	(530)	(1,122)	(435)	(1,542)	(26)	(1,531)	(1,462)
Transfers out	(101)	(1,790)	(140)	(565)	(9)	(777)	(528)
Transfers in	659	1,215	126	217	8	577	309
At 31 Dec 2020	3,654	2,499	11,477	2,670	162	5,306	4,188
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2020	—	(32)	412	707	1	(91)	(1,621)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(32)	—	707	1	—	(1,621)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	412	—	—	(91)	—
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
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of fair values to reasonably possible alternative assumptions
	2021				2020
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	$m	$m	$m	$m	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	143	(146)	—	—	229	(244)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	849	(868)	—	—	644	(643)	—	—
Financial investments	20	(20)	113	(112)	35	(35)	110	(110)
At 31 Dec	1,012	(1,034)	113	(112)	908	(922)	110	(110)
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

376	HSBC Holdings plc

Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 31 December 2021.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2021		2020
	Assets	Liabilities	Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments	14,278	9	See below	See below
Asset-backed securities	1,141	—
– collateralised loan/debt obligation	20	—	Market proxy	Prepayment rate	—	—	0%	9%
			Market proxy	Bid quotes	0	100	0	100
– other ABSs	1,121	—	Market proxy	Bid quotes	0	100	0	101
Structured notes	—	7,879
– equity-linked notes	—	6,565	Model – Option model	Equity volatility	6%	124%	6%	115%
			Model – Option model	Equity correlation	22%	99%	(4)%	88%
– FX-linked notes	—	629	Model – Option model	FX volatility	1%	99%	0%	36%
– other	—	685
Derivatives with monolines	—	—	Model – Discounted cash flow	Credit spread	—	—	2%	2%
Other derivatives	2,478	3,088
– interest rate derivatives	797	990
securitisation swaps	284	595	Model – Discounted cash flow	Prepayment rate	5%	10%	6%	6%
long-dated swaptions	36	73	Model – Option model	IR volatility	15%	35%	6%	28%
other	477	322
– FX derivatives	379	403
FX options	212	270	Model – Option model	FX volatility	1%	99%	0%	43%
other	167	133
– equity derivatives	1,143	1,513
long-dated single stock options	590	895	Model – Option model	Equity volatility	4%	138%	0%	120%
other	553	618
– credit derivatives	159	182
other	159	182
Other portfolios	4,870	777
– repurchase agreements	778	—	Model – Discounted cash flow	IR curve	1%	5%	0%	5%
– other[1]	4,092	777
At 31 Dec 2021	22,767	11,753
1    ‘Other’ includes a range of smaller asset holdings.
Private equity including strategic investments
Given the bespoke nature of the analysis in respect of each private equity holding, it is not practical to quote a range of key unobservable inputs. The key unobservable inputs would be price and correlation. The valuation approach includes using a range of inputs that include company specific financials, traded comparable companies multiples, published net asset values and qualitative assumptions, which are not directly comparable or quantifiable.
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

HSBC Holdings plc	377

Notes on the financial statements
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
HSBC Holdings

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value
	2021	2020
	$m	$m
Valuation technique using observable inputs: Level 2
Assets at 31 Dec
– derivatives	2,811	4,698
– designated and otherwise mandatorily measured at fair value through profit or loss	51,408	65,253
Liabilities at 31 Dec
– designated at fair value	32,418	25,664
– derivatives	1,220	3,060

13	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2021
Assets
Loans and advances to banks	83,136	—	82,220	1,073	83,293
Loans and advances to customers	1,045,814	—	10,287	1,034,288	1,044,575
Reverse repurchase agreements – non-trading	241,648	—	241,531	121	241,652
Financial investments – at amortised cost	97,302	38,722	63,022	523	102,267
Liabilities
Deposits by banks	101,152	—	101,149	—	101,149
Customer accounts	1,710,574	—	1,710,733	—	1,710,733
Repurchase agreements – non-trading	126,670	—	126,670	—	126,670
Debt securities in issue	78,557	—	78,754	489	79,243
Subordinated liabilities	20,487	—	26,206	—	26,206

At 31 Dec 2020
Assets
Loans and advances to banks	81,616	—	80,457	1,339	81,796
Loans and advances to customers	1,037,987	—	9,888	1,025,573	1,035,461
Reverse repurchase agreements – non-trading	230,628	—	230,330	272	230,602
Financial investments – at amortised cost	88,639	28,722	67,572	507	96,801
Liabilities
Deposits by banks	82,080	—	81,996	—	81,996
Customer accounts	1,642,780	—	1,642,988	143	1,643,131
Repurchase agreements – non-trading	111,901	3	111,898	—	111,901
Debt securities in issue	95,492	—	96,371	657	97,028
Subordinated liabilities	21,951	—	28,552	—	28,552
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

378	HSBC Holdings plc

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

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet
	2021		2020
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Assets at 31 Dec
Loans and advances to HSBC undertakings	25,108	25,671	10,443	10,702
Financial investments – at amortised cost	26,194	26,176	17,485	17,521
Liabilities at 31 Dec
Amounts owed to HSBC undertakings	111	111	330	330
Debt securities in issue	67,483	69,719	64,029	67,706
Subordinated liabilities	17,059	21,066	17,916	22,431
1    Fair values (other than Level 1 financial investments) were determined using valuation techniques with observable inputs (Level 2).

14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2021				2020
	Designated at fair value	Mandatorily measured at fair value	Total	Designated at fair value	Mandatorily measured at fair value	Total
	$m	$m	$m	$m	$m	$m
Securities	2,251	42,062	44,313	2,492	39,088	41,580
– treasury and other eligible bills	599	31	630	635	26	661
– debt securities	1,652	5,177	6,829	1,857	5,250	7,107
– equity securities	—	36,854	36,854	—	33,812	33,812
Loans and advances to banks and customers	—	4,307	4,307	—	2,988	2,988
Other	—	1,184	1,184	—	985	985
At 31 Dec	2,251	47,553	49,804	2,492	43,061	45,553

HSBC Holdings plc	379

Notes on the financial statements

15	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	7,723,034	43,839	79,801	1,062	80,863	77,670	207	77,877
Interest rate	14,470,539	162,921	151,631	1,749	153,380	146,808	966	147,774
Equities	659,142	—	12,637	—	12,637	14,379	—	14,379
Credit	190,724	—	2,175	—	2,175	3,151	—	3,151
Commodity and other	74,159	—	1,205	—	1,205	1,261	—	1,261
Gross total fair values	23,117,598	206,760	247,449	2,811	250,260	243,269	1,173	244,442
Offset (Note 30)					(53,378)			(53,378)
At 31 Dec 2021	23,117,598	206,760	247,449	2,811	196,882	243,269	1,173	191,064

Foreign exchange	7,606,446	35,021	106,696	309	107,005	108,903	1,182	110,085
Interest rate	15,240,867	157,436	249,204	1,914	251,118	236,594	2,887	239,481
Equities	652,288	—	14,043	—	14,043	15,766	—	15,766
Credit	269,401	—	2,590	—	2,590	3,682	—	3,682
Commodity and other	120,259	—	2,073	—	2,073	3,090	—	3,090
Gross total fair values	23,889,261	192,457	374,606	2,223	376,829	368,035	4,069	372,104
Offset (Note 30)					(69,103)			(69,103)
At 31 Dec 2020	23,889,261	192,457	374,606	2,223	307,726	368,035	4,069	303,001
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
Derivative assets and liabilities decreased during 2021, driven by yield curve movements and changes in foreign exchange rates.

Notional contract amounts and fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries
	Notional contract amount		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	36,703	—	384	—	384	377	—	377
Interest rate	35,970	45,358	712	1,715	2,427	769	74	843
At 31 Dec 2021	72,673	45,358	1,096	1,715	2,811	1,146	74	1,220

Foreign exchange	23,413	—	506	—	506	870	—	870
Interest rate	47,569	34,006	966	3,221	4,187	2,176	8	2,184
At 31 Dec 2020	70,982	34,006	1,472	3,221	4,693	3,046	8	3,054

Use of derivatives
For details regarding the use of derivatives, see page 243 under ‘Market risk’.
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

Unamortised balance of derivatives valued using models with significant unobservable inputs
	2021	2020
	$m	$m
Unamortised balance at 1 Jan	104	73
Deferral on new transactions	311	232
Recognised in the income statement during the year:	(308)	(205)
– amortisation	(177)	(116)
– subsequent to unobservable inputs becoming observable	(4)	(4)
– maturity, termination or offsetting derivative	(127)	(85)
Exchange differences	(1)	4
Other	—	—
Unamortised balance at 31 Dec[1]	106	104
1This amount is yet to be recognised in the consolidated income statement.

380	HSBC Holdings plc

Hedge accounting derivatives
HSBC applies hedge accounting to manage the following risks: interest rate and foreign exchange risks. Further details on how these risks arise and how they are managed by the Group can be found in the ‘Risk review’.
Fair value hedges
HSBC enters into fixed-for-floating-interest-rate swaps to manage the exposure to changes in fair value caused by movements in market interest rates on certain fixed-rate financial instruments that are not measured at fair value through profit or loss, including debt securities held and issued.

HSBC hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	$m	$m	$m		$m
Interest rate[3]	90,556	1,637	1,410	Derivatives	1,330
At 31 Dec 2021	90,556	1,637	1,410		1,330

Interest rate[3]	121,573	1,675	3,761	Derivatives	(1,894)
At 31 Dec 2020	121,573	1,675	3,761		(1,894)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2Used in effectiveness testing, which uses the full fair value change of the hedging instrument not excluding any component.
3The hedged risk ‘interest rate’ includes inflation risk.

HSBC hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	68,059		1,199		Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income	(1,932)	(36)	Net income from financial instruments held for trading or managed on a fair value basis
	2		(3)		Loans and advances to banks	(3)
	3,066		9		Loans and advances to customers	(41)
		14,428		992	Debt securities in issue	609
		86		1	Deposits by banks	1
At 31 Dec 2021	71,127	14,514	1,205	993		(1,366)	(36)

Interest rate[3]	102,260		3,392		Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income	2,456	(11)	Net income from financial instruments held for trading or managed on a fair value basis
	6		3		Loans and advances to banks	1
	2,280		56		Loans and advances to customers	21
		12,148		1,620	Debt securities in issue	(613)
		89		3	Deposits by banks	18
At 31 Dec 2020	104,546	12,237	3,451	1,623		1,883	(11)
1Used in effectiveness testing, which comprise an amount attributable to the designated hedged risk that can be a risk component.
2The accumulated amount of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were assets of $1,061m for FVOCI assets and assets of $15m for debt issued.
3The hedged risk ‘interest rate’ includes inflation risk.

HSBC Holdings plc	381

Notes on the financial statements

HSBC Holdings hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,4]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	$m	$m	$m		$m
Interest rate[3]	45,358	1,715	74	Derivatives	(1,515)
At 31 Dec 2021	45,358	1,715	74		(1,515)

Interest rate[3]	34,006	3,221	8	Derivatives	1,927
At 31 Dec 2020	34,006	3,221	8		1,927
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
4The notional amount of non-dynamic fair value hedges is equal to $45,358m, of which the weighted-average maturity date is January 2028 and the weighted-average swap rate is 1.30%. The majority of these hedges are internal to the Group.

HSBC Holdings hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]		39,154		1,408	Debt securities in issue	1,599	(21)	Net income from financial instruments held for trading or managed on a fair value basis
	7,863		(104)		Loans and Advances to banks	(104)
At 31 Dec 2021	7,863	39,154	(104)	1,408		1,495	(21)

Interest rate[3]		37,338		3,027	Debt securities in issue	(1,910)	17	Net income from financial instruments held for trading or managed on a fair value basis
					Loans and Advances to banks
At 31 Dec 2020	—	37,338	—	3,027		(1,910)	17
1Used in effectiveness testing; comprising amount attributable to the designated hedged risk that can be a risk component.
2The accumulated amount of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $54.4m for debt issued.
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

382	HSBC Holdings plc

Hedging instrument by hedged risk
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	$m	$m	$m		$m	$m	$m
Foreign currency	17,930	827	207	Derivatives	987	987	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	72,365	112	217	Derivatives	(519)	(500)	(19)
At 31 Dec 2021	90,295	939	424		468	487	(19)

Foreign currency	24,506	309	448	Derivatives	(630)	(630)	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	35,863	239	2	Derivatives	519	514	5
At 31 Dec 2020	60,369	548	450		(111)	(116)	5
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

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign currency
	$m	$m
Cash flow hedging reserve at 1 Jan 2021	495	(37)
Fair value gains/(losses)	(500)	987
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss	(217)	(1,177)
Income taxes	185	25
Others	45	(3)
Cash flow hedging reserve at 31 Dec 2021	8	(205)

Cash flow hedging reserve at 1 Jan 2020	204	(205)
Fair value gains/(losses)	514	(630)
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss	(107)	822
Income taxes	(79)	(23)
Others	(37)	(1)
Cash flow hedging reserve at 31 Dec 2020	495	(37)
Net investment hedges
The Group applies hedge accounting in respect of certain net investments in non-US dollar functional currency foreign operations for changes in spot exchange rates only. Hedging could be undertaken for Group structural exposure to changes in the US dollar to foreign currency exchange rates using forward foreign exchange contracts or by financing with foreign currency borrowings. The aggregate positions at the reporting date and the performance indicators of both live and de-designated hedges are summarised below. There were no amounts reclassified to the profit and loss account during the accounting periods presented.

Hedges of net investment in foreign operations
	Carrying value		Nominal amount	Amounts recognised in OCI	Hedge ineffectiveness recognised in income statement
	Derivative assets	Derivative liabilities
Description of hedged risk	$m	$m	$m	$m	$m
2021
Pound sterling-denominated structural foreign exchange	229	—	15,717	(126)	—
Swiss franc-denominated structural foreign exchange	—	(8)	809	101	—
Hong Kong dollar-denominated structural foreign exchange	7	—	4,992	5	—
Other structural foreign exchange[1]	7	—	4,387	6	—
Total	243	(8)	25,905	(14)	—

2020
Pound sterling-denominated structural foreign exchange	—	733	10,500	(167)	—
Swiss franc-denominated structural foreign exchange	—	—	—	111	—
Hong Kong dollar-denominated structural foreign exchange	—	—	—	—	—
Other structural foreign exchange[1]	—	—	—	—	—
Total	—	733	10,500	(56)	—
1 Other currencies include New Taiwan dollar, Singapore dollar, Canadian dollar, Omani rial, South Korean won and United Arab Emirates dirham.

HSBC Holdings plc	383

Notes on the financial statements
Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed on page 151 in the section ‘Financial instruments impacted by the Ibor reform’. For further details on Ibor transition, see 'Top and emerging risks' on page 150.
During 2021, the Group transitioned all of its hedging instruments referencing sterling Libor, European Overnight Index Average rate (‘Eonia’) and Japanese yen Libor. The Group also transitioned some of the hedging instruments referencing US dollar Libor. There is no significant judgement applied for these benchmarks to determine whether and when the transition uncertainty has been resolved.
The most significant Ibor benchmark in which the Group continues to have hedging instruments is US dollar Libor. It is expected that the transition out of US dollar Libor hedging derivatives will be largely completed by the end of 2022. These transitions do not necessitate new approaches compared with any of the mechanisms used so far for transition and it will not be necessary to change the transition risk management strategy.
For some of the Ibors included under the ‘Other’ header in the table below, judgement has been needed to establish whether a transition is required, since there are Ibor benchmarks that are subject to computation methodology improvements and insertion of fallback provisions without full clarity being provided by their administrators on whether these Ibor benchmarks will be demised.
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the Group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below.

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform					Not impacted by Ibor reform	Notional amount[1]
	€[2]	£	$	Other[3]	Total
	$m	$m	$m	$m	$m	$m	$m
Fair value hedges	6,178	—	18,525	6,615	31,318	59,238	90,556
Cash flow hedges	7,954	—	100	8,632	16,686	55,679	72,365
At 31 Dec 2021	14,132	—	18,625	15,247	48,004	114,917	162,921

Fair value hedges	17,792	3,706	32,789	10,128	64,415	57,157	121,572
Cash flow hedges	8,344	2,522	8,705	6,797	26,368	9,495	35,863
At 31 Dec 2020	26,136	6,228	41,494	16,925	90,783	66,652	157,435
1The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date and they do not represent amounts at risk.
2The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are ‘Fair value hedges’ of $6,178m (31 December 2020: $6,000m) and ‘Cash flow hedges’ of $7,954m (31 December 2020: $8,344m).
3Other benchmarks impacted by Ibor reform comprise mainly of Canadian dollar offered rate (‘CDOR’), Hong Kong interbank offered rate (‘HIBOR’) and Mexican interbank equilibrium interest rate (‘TIIE’) related derivatives.

Hedging instrument impacted by Ibor reform held by HSBC Holdings
	Hedging instrument
	Impacted by Ibor reform					Not impacted by Ibor reform	Notional amount
	€	£	$	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Fair value hedges	9,944	—	20,035	1,458	31,437	13,921	45,358
At 31 Dec 2021	9,944	—	20,035	1,458	31,437	13,921	45,358

Fair value hedges	4,290	5,393	21,081	3,242	34,006	—	34,006
At 31 Dec 2020	4,290	5,393	21,081	3,242	34,006	—	34,006

16	Financial investments

Carrying amount of financial investments
	2021	2020
	$m	$m
Financial investments measured at fair value through other comprehensive income	348,972	402,054
– treasury and other eligible bills	100,158	118,163
– debt securities	246,998	281,467
– equity securities	1,770	2,337
– other instruments	46	87
Debt instruments measured at amortised cost	97,302	88,639
– treasury and other eligible bills	21,634	11,757
– debt securities	75,668	76,882
At 31 Dec	446,274	490,693

384	HSBC Holdings plc

Equity instruments measured at fair value through other comprehensive income
	Fair value	Dividends recognised
Type of equity instruments	$m	$m
Investments required by central institutions	766	17
Business facilitation	954	24
Others	50	3
At 31 Dec 2021	1,770	44

Investments required by central institutions	904	22
Business facilitation	1,387	22
Others	46	3
At 31 Dec 2020	2,337	47

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	1.2	1.5	1.3	2.1
US Government agencies	0.2	1.2	2.8	1.9
US Government-sponsored agencies	1.0	1.6	2.3	1.6
UK Government	2.5	0.5	0.7	2.6
Hong Kong Government	0.4	0.9	2.2	—
Other governments	2.0	2.5	2.2	3.7
Asset-backed securities	9.3	0.7	1.1	0.5
Corporate debt and other securities	2.3	1.3	2.4	3.1

Debt securities measured at amortised cost
US Treasury	0.7	1.3	5.9	2.9
US Government agencies	3.8	8.2	5.4	2.5
US Government-sponsored agencies	2.7	2.8	2.3	3.3
Hong Kong Government	2.0	3.8	2.1	4.8
Other governments	3.0	3.9	3.3	3.9
Asset-backed securities	—	—	—	7.5
Corporate debt and other securities	3.4	3.3	3.7	3.3
The maturity distributions of ABSs are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2021 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.
HSBC Holdings

HSBC Holdings carrying amount of financial investments
	2021	2020
	$m	$m
Debt instruments measured at amortised cost
– treasury and other eligible bills	19,508	10,941
– debt securities	6,686	6,544
At 31 Dec	26,194	17,485

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at amortised cost
US Treasury	0.3	0.3	—	—
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2021 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

HSBC Holdings plc	385

Notes on the financial statements

17	Assets pledged, collateral received and assets transferred
Assets pledged

Financial assets pledged as collateral
	2021	2020
	$m	$m
Treasury bills and other eligible securities	9,613	12,774
Loans and advances to banks	412	236
Loans and advances to customers	55,370	43,168
Debt securities	66,629	67,312
Equity securities	34,472	26,101
Other	45,396	60,810
Assets pledged at 31 Dec	211,892	210,401
Assets pledged as collateral include all assets categorised as encumbered in the disclosure on page 79 of the Pillar 3 Disclosures at 31 December 2021.
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

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2021	2020
	$m	$m
Trading assets	69,719	64,225
Financial investments	12,416	16,915
At 31 Dec	82,135	81,140
Collateral received
The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining that HSBC is permitted to sell or repledge in the absence of default was $476,455m (2020: $447,101m). The fair value of any such collateral sold or repledged was $271,582m (2020: $246,520m).
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

Transferred financial assets not qualifying for full derecognition and associated financial liabilities
	Carrying amount of:		Fair value of:
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	$m	$m	$m	$m	$m
At 31 Dec 2021
Repurchase agreements	51,135	48,180
Securities lending agreements	43,644	2,918
Other sales (recourse to transferred assets only)	3,826	3,826	3,830	3,842	(12)

At 31 Dec 2020
Repurchase agreements	52,413	51,092
Securities lending agreements	38,364	124
Other sales (recourse to transferred assets only)	3,564	3,478	3,619	3,564	55

386	HSBC Holdings plc

18	Interests in associates and joint ventures

Carrying amount of HSBC’s interests in associates and joint ventures
	2021	2020
	$m	$m
Interests in associates	29,515	26,594
Interests in joint ventures	94	90
Interests in associates and joint ventures	29,609	26,684

Principal associates of HSBC
	2021		2020
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	23,616	8,537	21,248	7,457
The Saudi British Bank	4,426	5,599	4,215	4,197
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

	At 31 Dec 2021
	Country of incorporation and principal place of business	Principal activity	HSBC’s interest %
Bank of Communications Co., Limited	People’s Republic of China	Banking services	19.03
The Saudi British Bank	Saudi Arabia	Banking services	31.00
A list of all associates and joint ventures is set out in Note 38.
Bank of Communications Co., Limited
The Group’s investment in Bank of Communications Co., Limited (‘BoCom’) is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of BoCom’s net assets. An impairment test is required if there is any indication of impairment.
Impairment testing
At 31 December 2021, the fair value of the Group’s investment in BoCom had been below the carrying amount for approximately 10 years. As a result, the Group performed an impairment test on the carrying amount, which confirmed that there was no impairment at 31 December 2021 as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was higher than the carrying value.

	At 31 Dec 2021			At 31 Dec 2020
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
BoCom	24.8	23.6	8.5	21.8	21.2	7.5
Compared with 31 December 2020, the extent to which the VIU exceeds the carrying value (‘headroom’) increased by $0.6bn. The increase in headroom was principally due to the impact on the VIU from BoCom's actual performance, which was better than earlier estimates, revisions to management's best estimates of BoCom's future earnings in the short to medium term, and the net impact of revisions to certain long-term assumptions.
In future periods, the VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in a change in the VIU and an impairment include a short-term underperformance by BoCom, a change in regulatory capital requirements or an increase in uncertainty regarding the future performance of BoCom resulting in a downgrade of the forecast of future asset growth or profitability. An increase in the discount rate could also result in a reduction of VIU and an impairment. At the point where the carrying value exceeds the VIU, impairment would be recognised.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36. Significant management judgement is required in arriving at the best estimate. There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings, which is based on explicit forecasts over the short to medium term. This results in forecast earnings growth that is lower than recent historical actual growth and also reflects the uncertainty arising from the current economic outlook. Reflecting management's intent to continue to retain its investment, earnings beyond the short to medium term are then extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.

HSBC Holdings plc	387

Notes on the financial statements
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
•Long-term profit growth rate: 3% (2020: 3%) for periods after 2025, which does not exceed forecast GDP growth in mainland China and is consistent with forecasts by external analysts.
•Long-term asset growth rate: 3% (2020: 3%) for periods after 2025, which is the rate that assets are expected to grow to achieve long-term profit growth of 3%.
•Discount rate: 10.03% (2020: 11.37%) based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 8.7% to 10.1% (2020 equivalent range: 10.9% to 11.9%) indicated by the CAPM. The lower rate reflects the impact of a relative reduction in the volatility of Chinese banks’ equity prices and a decrease in mainland China’s credit risk due to its relatively quick recovery from the impact of the Covid-19 outbreak. While the CAPM range sits at the lower end of the range adopted by selected external analysts of 9.9% to 13.5% (2020: 10.3% to 15.0%), we continue to regard the CAPM range as the most appropriate basis for determining this assumption.
•Expected credit losses as a percentage of customer advances (‘ECL’): ranges from 0.98% to 1.12% (2020: 0.98% to 1.22%) in the short to medium term, reflecting reported credit experience through the ongoing Covid-19 pandemic in mainland China followed by an expected reversion to recent historical levels. For periods after 2025, the ratio is 0.97% (2020: 0.88%), which is higher than BoCom’s average ECL in recent years prior to the Covid-19 outbreak.
•Risk-weighted assets as a percentage of total assets: ranges from 61.0% to 62.4% (2020: 61.0% to 62.0%) in the short to medium term, reflecting reductions that may arise from a subsequent lowering of ECL and a continuation of the trend of strong retail loan growth. For periods after 2025, the ratio is 61.0% (2020: 61.0%). These rates are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
•Operating income growth rate: ranges from 5.1% to 6.2% (2020: 3.5% to 6.7%) in the short to medium term, and is lower than BoCom’s actual results in recent years and the forecasts disclosed by external analysts, reflecting BoCom’s most recent actual results, global trade tensions and industry developments in mainland China.
•Cost-income ratio: ranges from 35.5% to 36.1% (2020: 36.3% to 36.8%) in the short to medium term. These ratios are similar to BoCom's actual results in recent years and forecasts disclosed by external analysts.
•Effective tax rate (‘ETR’): ranges from 6.8% to 15.0% (2020: 7.8% to 16.5%) in the short to medium term, reflecting BoCom’s actual results and an expected increase towards the long-term assumption through the forecast period. For periods after 2025, the rate is 15.0% (2020: 16.8%), which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.
•Capital requirements: capital adequacy ratio ('CAR') of 12.5% (2020: 11.5%) and tier 1 capital adequacy ratio of 9.5% (2020: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively. The CAR assumption was updated to 12.5% from 11.5% following the approval of BoCom's capital management plan in March 2021.
The following table shows the change to each key assumption in the VIU calculation that on its own would reduce the headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
•Long-term profit growth rate	•Decrease by 28 basis points
•Long-term asset growth rate	•Increase by 23 basis points
•Discount rate	•Increase by 36 basis points
•Expected credit losses as a percentage of customer advances	•Increase by 4 basis points
•Risk-weighted assets as a percentage of total assets	•Increase by 194 basis points
•Operating income growth rate	•Decrease by 39 basis points
•Cost-income ratio	•Increase by 109 basis points
•Long-term effective tax rate	•Increase by 322 basis points
•Capital requirements – capital adequacy ratio	•Increase by 40 basis points
•Capital requirements – tier 1 capital adequacy ratio	•Increase by 195 basis points
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

388	HSBC Holdings plc

Sensitivity of VIU to reasonably possible changes in key assumptions
	Favourable change			Unfavourable change
		Increase in VIU	VIU		Decrease in VIU	VIU
	bps	$bn	$bn	bps	$bn	$bn
At 31 Dec 2021
Long-term profit growth rate[1]	87	4.2	29.0	(69)	(2.7)	22.1
Long-term asset growth rate[1]	(69)	2.9	27.7	87	(4.7)	20.1
Discount rate[2]	(133)	5.4	30.2	207	(5.3)	19.5
Expected credit losses as a percentage of customer advances	2021 to 2025: 103 2026 onwards: 91	1.5	26.3	2021 to 2025: 121 2026 onwards: 105	(2.7)	22.1
Risk-weighted assets as a percentage of total assets	(111)	0.2	25.0	280	(2.1)	22.7
Operating income growth rate	37	1.0	25.8	(58)	(1.8)	23.0
Cost-income ratio	(152)	1.7	26.5	174	(1.7)	23.1
Long-term effective tax rate	(104)	0.3	25.1	1,000	(3.6)	21.2
Capital requirements – capital adequacy ratio	—	—	24.8	325	(10.0)	14.8
Capital requirements – tier 1 capital adequacy ratio	—	—	24.8	364	(6.5)	18.3
At 31 Dec 2020
Long-term profit growth rate[1]	—	—	21.8	(50)	(1.3)	20.5
Long-term asset growth rate[1]	(50)	1.4	23.2	—	—	21.8
Discount rate	(47)	1.2	23.0	53	(1.2)	20.6
Expected credit losses as a percentage of customer advances	2020 to 2024: 96 2025 onwards: 76	2.3	24.1	2020 to 2024: 122 2025 onwards: 95	(2.1)	19.7
Risk-weighted assets as a percentage of total assets	(40)	0.1	21.9	166	(0.8)	21.0
Operating income growth rate	2	0.2	22.0	(69)	(1.5)	20.3
Cost-income ratio	(149)	1.3	23.1	120	(1.2)	20.6
Long-term effective tax rate	(316)	0.9	22.7	820	(2.2)	19.6
Capital requirements – capital adequacy ratio	—	—	21.8	297	(7.8)	14.0
Capital requirements – tier 1 capital adequacy ratio	—	—	21.8	263	(5.3)	16.5
1 The reasonably possible ranges of the long-term profit growth rate and long-term asset growth rate assumptions reflect the close relationship between these assumptions, which would result in offsetting changes to each assumption.
2 The unfavourable change in the reasonably possible ranges of the discount rate assumption reflects the impact of adopting the average of the rates adopted by selected external analysts.
Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is $19.0bn to $29.3bn (2020 equivalent range: $17.2bn to $25.7bn). The range is based on impacts set out in the table above arising from the favourable/unfavourable change in the earnings in the short to medium term, the long-term expected credit losses as a percentage of customer advances, and a 50bps increase/decrease in the discount rate. The discount rate has been included this year, reflecting the relative materiality of movements in this assumption. All other long-term assumptions and the basis of the CMC have been kept unchanged when determining the reasonably possible range of the VIU.
Selected financial information of BoCom
The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2021, HSBC included the associate’s results on the basis of the financial statements for the 12 months ended 30 September 2021, taking into account changes in the subsequent period from 1 October 2021 to 31 December 2021 that would have materially affected the results.

Selected balance sheet information of BoCom
	At 30 Sep
	2021	2020
	$m	$m
Cash and balances at central banks	123,194	121,987
Loans and advances to banks and other financial institutions	98,932	107,334
Loans and advances to customers	993,956	870,728
Other financial assets	541,577	508,328
Other assets	47,679	44,622
Total assets	1,805,338	1,652,999
Deposits by banks and other financial institutions	287,057	273,708
Customer accounts	1,099,266	1,012,732
Other financial liabilities	228,135	207,110
Other liabilities	40,070	31,105
Total liabilities	1,654,528	1,524,655
Total equity	150,810	128,344

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements
	At 31 Dec
	2021	2020
	$m	$m
HSBC’s share of total shareholders’ equity	23,097	20,743
Goodwill and other intangible assets	519	505
Carrying amount	23,616	21,248

HSBC Holdings plc	389

Notes on the financial statements

Selected income statement information of BoCom
	For the 12 months ended 30 Sep
	2021	2020
	$m	$m
Net interest income	24,582	21,994
Net fee and commission income	7,170	6,398
Change in expected credit losses and other credit impairment charges	(9,701)	(9,698)
Depreciation and amortisation	(2,297)	(2,072)
Tax expense	(1,045)	(858)
Profit for the year	14,199	10,261
Other comprehensive income	(368)	(769)
Total comprehensive income	13,831	9,492
Dividends received from BoCom	692	633
The Saudi British Bank
The Group’s investment in The Saudi British Bank (‘SABB’) is classified as an associate. HSBC is the largest shareholder in SABB with a shareholding of 31%. Significant influence in SABB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 31 December 2021. The fair value of the Group’s investment in SABB of $5.6bn was above the carrying amount of $4.4bn.

19	Investments in subsidiaries

Main subsidiaries of HSBC Holdings
	At 31 Dec 2021
	Place of incorporation or registration	HSBC’s interest %
			Share class
Europe
HSBC Bank plc	England and Wales	100	£1 Ordinary, $0.01 Non-Cumulative Third Dollar Preference
HSBC UK Bank plc	England and Wales	100	£1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Trinkaus & Burkhardt AG	Germany	100	Stückaktien no par value
Asia
Hang Seng Bank Limited	Hong Kong	62.14	HK$5 Ordinary
HSBC Bank (China) Company Limited	People’s Republic of China	100	CNY1 Ordinary
HSBC Bank Malaysia Berhad	Malaysia	100	RM0.5 Ordinary
HSBC Life (International) Limited	Bermuda	100	HK$1 Ordinary
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	Ordinary no par value
Middle East and North Africa
HSBC Bank Middle East Limited	United Arab Emirates	100	$1 Ordinary and $1 Cumulative Redeemable Preference shares
North America
HSBC Bank Canada	Canada	100	Common no par value and Preference no par value
HSBC Bank USA, N.A.	US	100	$100 Common and $0.01 Preference
Latin America
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico	99.99	MXN2 Ordinary

Details of the debt, subordinated debt and preference shares issued by the main subsidiaries to parties external to the Group are included in Note 25 ‘Debt securities in issue’ and Note 28 ‘Subordinated liabilities’, respectively.
A list of all related undertakings is set out in Note 38. The principal countries of operation are the same as the countries and territories of incorporation except for HSBC Life (International) Limited, which operates mainly in Hong Kong.
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
HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ issuance of equity and non-equity capital, and by profit retention. The net increase in investments in subsidiaries was partly due to the reversal of impairment of HSBC Overseas Holdings (UK) Limited of $3.1bn. The cumulative impairment for HSBC Overseas Holdings (UK) Limited as at 31 December 2021 is $7.2bn. It is reasonably possible that outcomes in the future may be different from the assumptions made as at December 2021 that could require a material change to the carrying amount of HSBC Overseas Holdings (UK) Limited. The carrying value is $33.1bn as at 31 December 2021 (2020:$30.7bn).
As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries. Subject to this, there is no current or foreseen impediment to HSBC Holdings’ ability to provide funding for such investments. During 2021, consistent with the Group’s capital plan, the Group’s subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among

390	HSBC Holdings plc

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

Subsidiaries with significant non-controlling interests
	2021	2020
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests	37.86%	37.86%
Place of business	Hong Kong	Hong Kong
	$m	$m
Profit attributable to non-controlling interests	708	843
Accumulated non-controlling interests of the subsidiary	7,597	7,604
Dividends paid to non-controlling interests	568	625
Summarised financial information:
– total assets	230,866	224,483
– total liabilities	209,315	202,907
– net operating income before changes in expected credit losses and other credit impairment charges	4,280	4,568
– profit for the year	1,872	2,230
– total comprehensive income for the year	1,686	2,535

20	Structured entities
HSBC is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by HSBC or a third party.
Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	$bn	$bn	$bn	$bn	$bn
At 31 Dec 2021	4.4	10.0	6.3	8.4	29.1
At 31 Dec 2020	6.9	11.7	5.3	10.8	34.7
Conduits
HSBC has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
•At 31 December 2021, Solitaire, HSBC’s principal SIC, held $1.6bn of ABSs (2020: $1.9bn). It is currently funded entirely by commercial paper (‘CP’) issued to HSBC. At 31 December 2021, HSBC held $1.8bn of CP (2020: $2.1bn).
Multi-seller conduit
HSBC’s multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, HSBC bears risk equal to the transaction-specific facility offered to the multi-seller conduit, amounting to $6.7bn at 31 December 2021 (2020: $9.6bn). First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.
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

HSBC Holdings plc	391

Notes on the financial statements

Nature and risks associated with HSBC interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities ($m)
0–500	96	294	1,408	37	1,835
500–2,000	11	116	911	3	1,041
2,000–5,000	—	33	435	—	468
5,000–25,000	—	14	197	—	211
25,000+	—	4	11	—	15
Number of entities at 31 Dec 2021	107	461	2,962	40	3,570
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	4.8	10.8	18.6	3.8	38.0
– trading assets	—	0.2	2.4	0.1	2.7
– financial assets designated and otherwise mandatorily measured at fair value	—	10.0	15.5	—	25.5
– loans and advances to customers	4.8	—	0.1	3.0	7.9
– financial investments	—	0.6	0.6	—	1.2
– other assets	—	—	—	0.7	0.7
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.4	0.4
– other liabilities	—	—	—	0.4	0.4
Other off-balance sheet commitments	0.1	0.9	4.6	1.2	6.8
HSBC’s maximum exposure at 31 Dec 2021	4.9	11.7	23.2	4.6	44.4

Total asset values of the entities ($m)
0–500	86	292	1,430	47	1,855
500–2,000	9	94	733	2	838
2,000–5,000	—	32	389	—	421
5,000–25,000	—	14	311	—	325
25,000+	—	5	41	—	46
Number of entities at 31 Dec 2020	95	437	2,904	49	3,485
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	4.4	9.9	17.5	2.1	33.9
– trading assets	—	0.3	3.2	—	3.5
– financial assets designated and otherwise mandatorily measured at fair value	—	8.6	13.8	—	22.4
– loans and advances to customers	4.4	—	—	1.5	5.9
– financial investments	—	1	0.5	—	1.5
– other assets	—	—	—	0.6	0.6
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.3	0.3
– other liabilities	—	—	—	0.3	0.3
Other off-balance sheet commitments	0.1	0.5	4.9	1.2	6.7
HSBC’s maximum exposure at 31 Dec 2020	4.5	10.4	22.4	3.6	40.9
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
HSBC managed funds
HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on funds under management is provided on page 116.
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

392	HSBC Holdings plc

In addition to the interests disclosed above, HSBC enters into derivative contracts, reverse repos and stock borrowing transactions with structured entities. These interests arise in the normal course of business for the facilitation of third-party transactions and risk management solutions.
HSBC sponsored structured entities
The amount of assets transferred to and income received from such sponsored structured entities during 2021 and 2020 were not significant.

21	Goodwill and intangible assets

	2021	2020
	$m	$m
Goodwill	5,033	5,881
Present value of in-force long-term insurance business	9,453	9,435
Other intangible assets[1]	6,136	5,127
At 31 Dec	20,622	20,443
1Included within other intangible assets is internally generated software with a net carrying value of $5,430m (2020: $4,452m). During the year, capitalisation of internally generated software was $2,373m (2020: $1,934m), impairment was $137m (2020: $1,322m) and amortisation was $1,183m (2020: $1,085m).

Movement analysis of goodwill
	2021	2020
	$m	$m
Gross amount
At 1 Jan	23,135	22,084
Exchange differences	(905)	967
Other	(15)	84
At 31 Dec	22,215	23,135
Accumulated impairment losses
At 1 Jan	(17,254)	(16,494)
Impairment losses	(587)	(41)
Exchange differences	659	(719)
At 31 Dec	(17,182)	(17,254)
Net carrying amount at 31 Dec	5,033	5,881
Goodwill
Impairment testing
The Group’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed at 1 October each year. A review for indicators of impairment is undertaken at each subsequent quarter-end and at 31 December 2021.
As a result of the 1 October 2021 annual impairment test, we recognised $0.6bn of goodwill impairment related to the Latin America – WPB CGU. Impairment resulted from a combination of factors, including our macroeconomic outlook and the impact of inflationary pressure on judgements made to estimate value in use (‘VIU’). Significant inputs to the VIU calculation are discussed in more detail within ‘Basis of the recoverable amount’ below. Management considered the sensitivity of certain assumptions, in particular the discount rate, and the outcome of reasonably possible alternative scenarios. This resulted in full impairment of goodwill allocated to Latin America – WPB.

Impairment results and key assumptions in VIU calculations – impaired CGU at 1 October 2021
	Carrying amount	of which goodwill	Value in use	Impairment	Discount rate	Growth rate beyond initial cash flow projections
	$bn	$bn	$bn	$bn	%	%
Latin America – WPB	2.3	0.6	1.7	0.6	14.5	4.8
Basis of the recoverable amount
The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use at each respective testing date. The VIU is calculated by discounting management’s cash flow projections for the CGU. The key assumptions used in the VIU calculation for each individually significant CGU that is not impaired are discussed below.

Key assumptions in VIU calculation – significant CGUs at 1 October 2021
	Goodwill at 1 Oct 2021	Discount rate	Growth rate beyond initial cash flow	Goodwill at 1 Oct 2020	Discount rate	Growth rate beyond initial cash flow projections
	$m	%	%	$m	%	%
Europe – WPB	3,556	9.2	1.8	3,582	9.6	1.9
At 1 October 2021, aggregate goodwill of $2,108m (1 October 2020: $2,059m) had been allocated to CGUs that were not considered individually significant. The Group’s CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

HSBC Holdings plc	393

Notes on the financial statements
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for each CGU are based on forecast profitability plans approved by the Board and minimum capital levels required to support the business operations of a CGU. The Board challenges and endorses planning assumptions in light of internal capital allocation decisions necessary to support our strategy, current market conditions and macroeconomic outlook including climate risk. For the 1 October 2021 impairment test, cash flow projections until the end of 2026 were considered, in line with our internal planning horizon. As required by IFRSs, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (‘CAPM’) and market implied cost of equity. CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The discount rates for each CGU are refined to reflect the rates of inflation for the countries within which the CGU operates. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM, with the cost of equity rates produced by external sources for businesses operating in similar markets.
Long-term growth rate
The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of business units making up the CGUs. These growth rates reflect inflation for the countries within which the CGU operates or from which it derives revenue.
Sensitivities of key assumptions in calculating VIU
At 1 October 2021, Europe – WPB was sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections. A reasonable change in a single key assumption may not result in impairment, although taken together a combination of reasonable changes in key assumptions could result in a recoverable amount that is lower than the CGU’s carrying amount.

	Input	Key assumptions	Associated risks	Reasonably possible change
Cash-generating unit
Europe – WPB	Forecast profitability	•Level of interest rates and yield curves. •Competitors’ position within the market. •Level and change in unemployment rates.	•Uncertain regulatory environment. •Customer remediation and regulatory actions.	•Forecast profitability projections decrease by 30%. This does not result in an impairment.
	Discount rate	Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	•External evidence suggests that the rate used is not appropriate to the business.	•Discount rate increases by 100bps. This does not result in an impairment.

Sensitivity of VIU to reasonably possible changes in key assumptions and changes to current assumptions to achieve nil headroom
In $bn (unless otherwise stated)	Europe – WPB
At 1 October 2021
Carrying amount	18.8
VIU	29.8
Impact on VIU
100bps increase in the discount rate – single variable	(3.7)
30% decrease in forecast profitability – single variable	(9.2)
Cumulative impact of all changes	(11.7)
Changes to key assumption to reduce headroom to nil – single variable
Discount rate – bps	409
Profit cash flows – %	36
Other intangible assets
Impairment testing
Impairment of other intangible assets is assessed in accordance with our policy explained in Note 1.2(n) by comparing the net carrying amount of CGUs containing intangible assets with their recoverable amounts. Recoverable amounts are determined by calculating an estimated VIU or fair value, as appropriate, for each CGU. No significant impairment was recognised during the year.
In 2020, having considered the pervasive macroeconomic deterioration caused by the outbreak of Covid-19, along with the impact of forecast profitability in some businesses, we recognised $1.3bn of capitalised software impairment related principally to businesses within HSBC Bank plc, our non-ring-fenced bank in Europe, and to a lesser degree businesses within HSBC USA Inc. This impairment reflected underperformance and deterioration in the future forecasts of these businesses, substantially relating to prior periods in HSBC Bank plc.
Key assumptions in VIU calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
•Management’s judgement in estimating future cash flows: We considered past business performance, current market conditions and our macroeconomic outlook to estimate future earnings. As required by IFRSs, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out

394	HSBC Holdings plc

the plan, and would therefore have recognised a provision for restructuring costs. For some businesses, this means that the benefit of certain strategic actions may not be included in the impairment assessment, including capital releases.
•Long-term growth rates: The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective of the businesses within the Group.
•Discount rates: Rates are based on a combination of CAPM and market-implied calculations considering market data for the businesses and geographies in which the Group operates.
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
Sensitivity of estimates relating to non-financial assets
As explained in Note 1.2(a), estimates of future cash flows for CGUs are made in the review of goodwill and non-financial assets for impairment. Non-financial assets include other intangible assets shown above, and owned property, plant and equipment and right-of-use assets (see Note 22). The most significant sources of estimation uncertainty are in respect of the goodwill balances disclosed above. There are no non-financial asset balances relating to individual CGUs which involve estimation uncertainty that represents a significant risk of resulting in a material adjustment to the results and financial position of the Group within the next financial year.
Non-financial assets are widely distributed across CGUs within the legal entities of the Group, including Corporate Centre assets that cannot be allocated to CGUs and are therefore tested for impairment at consolidated level. The recoverable amounts of other intangible assets, owned property, plant and equipment, and right-of-use assets cannot be lower than individual asset fair values less costs to dispose, where relevant. At 31 December 2021 none of the CGUs were sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections.
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

Movements in PVIF
	2021	2020
	$m	$m
At 1 Jan	9,435	8,945
Change in PVIF of long-term insurance business	130	382
– value of new business written during the year	1,090	776
– expected return[1]	(903)	(1,003)
– assumption changes and experience variances (see below)	(105)	604
– other adjustments	48	5
Exchange differences and other movements	(112)	108
At 31 Dec	9,453	9,435
1‘Expected return’ represents the unwinding of the discount rate and reversal of expected cash flows for the period.
Assumption changes and experience variances
Included within this line item are:
•$59m (2020: $132m), directly offsetting interest rate-driven changes to the valuation of liabilities under insurance contracts;
•$(324)m (2020: $247m), reflecting the future expected sharing of returns with policyholders on contracts with discretionary participation features (‘DPF’), to the extent this sharing is not already included in liabilities under insurance contracts; and
•$160m (2020: $225m), driven by other assumptions changes and experience variances.
Key assumptions used in the computation of PVIF for main life insurance operations
Economic assumptions are set in a way that is consistent with observable market values. The valuation of PVIF is sensitive to observed market movements and the impact of such changes is included in the sensitivities presented below.

	2021		2020
	Hong Kong	France[1]	Hong Kong	France[1]
	%	%	%	%
Weighted average risk-free rate	1.40	0.69	0.71	0.34
Weighted average risk discount rate	5.20	1.55	4.96	1.34
Expense inflation	3.00	1.80	3.00	1.60
1For 2021, the calculation of France’s PVIF assumes a risk discount rate of 1.55% (2020: 1.34%) plus a risk margin of $215m (2020: $213m).

HSBC Holdings plc	395

Notes on the financial statements
Sensitivity to changes in economic assumptions
The Group sets the risk discount rate applied to the PVIF calculation by starting from a risk-free rate curve and adding explicit allowances for risks not reflected in the best-estimate cash flow modelling. Where the insurance operations provide options and guarantees to policyholders, the cost of these options and guarantees is accounted for as a deduction from the PVIF asset, unless the cost of such guarantees is already allowed for as an explicit addition to liabilities under insurance contracts. For further details of these guarantees and the impact of changes in economic assumptions on our insurance manufacturing subsidiaries, see page 250.
Sensitivity to changes in non-economic assumptions
Policyholder liabilities and PVIF are determined by reference to non-economic assumptions, including mortality and/or morbidity, lapse rates and expense rates. For further details on the impact of changes in non-economic assumptions on our insurance manufacturing operations, see page 252.

22	Prepayments, accrued income and other assets

	2021	2020
	$m	$m
Prepayments and accrued income	8,233	8,114
Settlement accounts	17,713	17,316
Cash collateral and margin receivables	42,171	59,543
Assets held for sale[1]	3,411	299
Bullion	15,283	20,151
Endorsements and acceptances	11,229	10,278
Reinsurers’ share of liabilities under insurance contracts (Note 4)	3,668	3,448
Employee benefit assets (Note 5)	10,269	10,450
Right-of-use assets	2,985	4,002
Owned property, plant and equipment	10,255	10,412
Other accounts	14,765	12,399
At 31 Dec	139,982	156,412
1 ‘Assets held for sale’ includes $2.6bn of loans and advances to customers that were classified as assets held for sale, reflecting our exit of mass market retail banking in the US.
Prepayments, accrued income and other assets include $91,045m (2020: $105,469m) of financial assets, the majority of which are measured at amortised cost.

23	Trading liabilities

	2021	2020
	$m	$m
Deposits by banks[1]	4,243	6,689
Customer accounts[1]	9,424	10,681
Other debt securities in issue (Note 25)	1,792	1,582
Other liabilities – net short positions in securities	69,445	56,314
At 31 Dec	84,904	75,266
1‘Deposits by banks’ and ‘Customer accounts’ include repos, stock lending and other amounts.

24	Financial liabilities designated at fair value

HSBC
	2021	2020
	$m	$m
Deposits by banks and customer accounts[1]	16,703	19,176
Liabilities to customers under investment contracts	5,938	6,385
Debt securities in issue (Note 25)	112,761	121,034
Subordinated liabilities (Note 28)	10,100	10,844
At 31 Dec	145,502	157,439
1    Structured deposits placed at HSBC Bank USA are insured by the Federal Deposit Insurance Corporation, a US government agency, up to $250,000 per depositor.
The carrying amount of financial liabilities designated at fair value was $827m more than the contractual amount at maturity. The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $2,084m (2020: loss of $2,542m).

HSBC Holdings
	2021	2020
	$m	$m
Debt securities in issue (Note 25)	26,818	19,624
Subordinated liabilities (Note 28)	5,600	6,040
At 31 Dec	32,418	25,664

396	HSBC Holdings plc

The carrying amount of financial liabilities designated at fair value was $1,766m more than the contractual amount at maturity
(2020: $3,019m more). The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $951m (2020: $1,210m).

25	Debt securities in issue

HSBC
	2021	2020
	$m	$m
Bonds and medium-term notes	166,537	176,570
Other debt securities in issue	26,573	41,538
Total debt securities in issue	193,110	218,108
Included within:
– trading liabilities (Note 23)	(1,792)	(1,582)
– financial liabilities designated at fair value (Note 24)	(112,761)	(121,034)
At 31 Dec	78,557	95,492

HSBC Holdings
	2021	2020
	$m	$m
Debt securities	94,301	83,653
Included within:
– financial liabilities designated at fair value (Note 24)	(26,818)	(19,624)
At 31 Dec	67,483	64,029

26	Accruals, deferred income and other liabilities

	2021	2020
	$m	$m
Accruals and deferred income	10,466	10,406
Settlement accounts	15,226	13,008
Cash collateral and margin payables	50,226	65,557
Endorsements and acceptances	11,232	10,293
Employee benefit liabilities (Note 5)	1,607	2,025
Liabilities of disposal groups held for sale[1]	9,005	—
Lease liabilities	3,586	4,614
Other liabilities	22,430	22,721
At 31 Dec	123,778	128,624
1 Includes $8.8bn of customer accounts that were classified as liabilities of disposal groups held for sale, reflecting our exit of mass market retail banking in the US.
Accruals, deferred income and other liabilities include $111,887m (2020: $120,229m) of financial liabilities, the majority of which are measured at amortised cost.

27	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2021	671	756	858	305	2,590
Additions	347	249	192	471	1,259
Amounts utilised	(499)	(316)	(548)	(58)	(1,421)
Unused amounts reversed	(170)	(59)	(113)	(124)	(466)
Exchange and other movements	34	(11)	(3)	(36)	(16)
At 31 Dec 2021	383	619	386	558	1,946
Contractual commitments[1]
At 1 Jan 2021					1,088
Net change in expected credit loss provision and other movements					(468)
At 31 Dec 2021					620
Total provisions
At 31 Dec 2020					3,678
At 31 Dec 2021					2,566

HSBC Holdings plc	397

Notes on the financial statements

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2020	356	605	1,646	280	2,887
Additions	698	347	189	222	1,456
Amounts utilised	(322)	(177)	(739)	(125)	(1,363)
Unused amounts reversed	(74)	(75)	(240)	(80)	(469)
Exchange and other movements	13	56	2	8	79
At 31 Dec 2020	671	756	858	305	2,590
Contractual commitments[1]
At 1 Jan 2020					511
Net change in expected credit loss provision and other movements					577
At 31 Dec 2020					1,088
Total provisions
At 31 Dec 2019					3,398
At 31 Dec 2020					3,678
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
At 31 December 2021, $173m (2020: $328m) of the customer remediation provision related to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. Of the $328m balance at 31 December 2020, $192m was utilised during 2021 and the provision was increased by $37m.
At 31 December 2021, a provision of $87m (2020: $302m) was held relating to the estimated liability for redress payable to customers following a review of historical collections and recoveries practices in the UK. During 2021, redress payments and incurred operating costs totalled $197m, in addition to the net release of $18m of provision. This release reflect the actual number of customers impacted and cost of redress paid, which were lower than has been previously estimated.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 32. This provision results from the adoption of IFRS 9 and has no comparatives. Further analysis of the movement in the expected credit loss provision is disclosed within the 'Reconciliation of allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 189.

28	Subordinated liabilities

HSBC’s subordinated liabilities
	2021	2020
	$m	$m
At amortised cost	20,487	21,951
– subordinated liabilities	18,640	20,095
– preferred securities	1,847	1,856
Designated at fair value (Note 24)	10,100	10,844
– subordinated liabilities	10,100	10,844
– preferred securities	—	—
At 31 Dec	30,587	32,795
Issued by HSBC subsidiaries	9,112	10,223
Issued by HSBC Holdings	21,475	22,572

Subordinated liabilities rank behind senior obligations and generally count towards the capital base of HSBC. Capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may reset or become floating rate based on relevant market rates. On subordinated liabilities other than floating rate notes, interest is payable at fixed rates of up to 10.176%.
The balance sheet amounts disclosed in the following table are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital, principally due to regulatory amortisation and regulatory eligibility limits.

398	HSBC Holdings plc

HSBC’s subsidiaries subordinated liabilities in issue
				2021	2020
		First call date	Maturity date	$m	$m
Additional tier 1 capital securities guaranteed by HSBC Holdings[1]
$900m	10.176% non-cumulative step-up perpetual preferred securities, series 2[2]	Jun 2030		900	900
				900	900
Additional tier 1 capital securities guaranteed by HSBC Bank plc[1]
£700m	5.844% non-cumulative step-up perpetual preferred securities[3]	Nov 2031		947	956
				947	956
Tier 2 securities issued by HSBC Bank plc
$750m	Undated floating rate primary capital notes	Jun 1990		750	750
$500m	Undated floating rate primary capital notes	Sep 1990		500	500
$300m	Undated floating rate primary capital notes, series 3	Jun 1992		300	300
$300m	7.65% subordinated notes	—	May 2025	300	300
				1,850	1,850

£300m	6.50% subordinated notes	—	Jul 2023	406	409
£350m	5.375% callable subordinated step-up notes[4]	Nov 2025	Nov 2030	539	583
£500m	5.375% subordinated notes	—	Aug 2033	900	981
£225m	6.25% subordinated notes	—	Jan 2041	303	306
£600m	4.75% subordinated notes	—	Mar 2046	805	812
				2,953	3,091
				4,803	4,941
Tier 2 securities issued by The Hongkong and Shanghai Banking Corporation Limited
$400m	Primary capital undated floating rate notes (third series)	Jul 1991		400	400
				400	400
Tier 2 securities issued by HSBC Bank Malaysia Berhad
MYR500m	5.05% subordinated bonds[5,6]	Nov 2022	Nov 2027	120	124
				120	124
Tier 2 securities issued by HSBC USA Inc.
$250m	7.20% subordinated debentures[5]	—	Jul 2097	222	222
	Other subordinated liabilities each less than $150m7			—	200
				222	422
Tier 2 securities issued by HSBC Bank USA, N.A.
$1,000m	5.875% subordinated notes[8]	—	Nov 2034	456	497
$750m	5.625% subordinated notes[8]	—	Aug 2035	489	533
$700m	7.00% subordinated notes	—	Jan 2039	697	700
				1,642	1,730
Tier 2 securities issued by HSBC Finance Corporation
$2,939m	6.676% senior subordinated notes[5,9]	—	Jan 2021	—	509
				—	509
Tier 2 securities issued by HSBC Bank Canada
	Other subordinated liabilities each less than $150m5	Oct 1996	Nov 2083	9	9
				9	9
Securities issued by other HSBC subsidiaries
Other subordinated liabilities each less than $200m10				69	232
Subordinated liabilities issued by HSBC subsidiaries at 31 Dec				9,112	10,223
1See paragraph below, ‘Guaranteed by HSBC Holdings or HSBC Bank plc’.
2The interest rate payable after June 2030 is the sum of the three-month Libor plus 4.98%.
3 The interest rate payable after November 2031 is the sum of the compounded daily Sonia rate plus 2.0366%.
4    The interest rate payable after November 2025 is the sum of the compounded daily Sonia rate plus 1.6193%.
5    These securities are ineligible for inclusion in the capital base of HSBC.
6    The interest rate payable after November 2022 is 6.05%.
7    These securities matured in 2021 and were redeemed.
8 HSBC tendered for these securities in November 2019. The principal balance is $357m and $383m respectively. The original notional values of these securities are $1,000m and $750m respectively.
9    HSBC tendered for these securities in 2017. In January 2018, a further tender was conducted. The principal balance is $509m. The original notional of these securities is $2,939m. This instrument matured and settled in January 2021.
10    These securities are included in the capital base of HSBC, in accordance with the grandfathering provisions under CRR II. In 2021, securities of $49m matured and were redeemed, and in addition approximately $109m were redeemed in June 2021 in relation to securities that matured at 31 December 2020. The latter were no longer eligible for inclusion in the capital base of HSBC at the end of 2020.

HSBC Holdings’ subordinated liabilities
	2021	2020
	$m	$m
At amortised cost	17,059	17,916
Designated at fair value (Note 24)	5,600	6,040
At 31 Dec	22,659	23,956

HSBC Holdings plc	399

Notes on the financial statements

HSBC Holdings’ subordinated liabilities in issue
		First call	Maturity	2021	2020
		date	date	$m	$m
Tier 2 securities issued by HSBC Holdings
Amounts owed to third parties
$2,000m	4.25% subordinated notes[2,3]	—	Mar 2024	2,072	2,151
$1,500m	4.25% subordinated notes[2]	—	Aug 2025	1,615	1,702
$1,500m	4.375% subordinated notes[2]	—	Nov 2026	1,641	1,736
$488m	7.625% subordinated notes[1]	—	May 2032	536	541
$222m	7.35% subordinated notes[1]	—	Nov 2032	241	243
$2,000m	6.50% subordinated notes[1]	—	May 2036	2,032	2,034
$2,500m	6.50% subordinated notes[1]	—	Sep 2037	2,825	3,033
$1,500m	6.80% subordinated notes[1]	—	Jun 2038	1,491	1,490
$1,500m	5.25% subordinated notes[2]	—	Mar 2044	1,946	2,092

£650m	5.75% subordinated notes[2]	—	Dec 2027	1,040	1,130
£650m	6.75% subordinated notes[2]	—	Sep 2028	877	884
£750m	7.00% subordinated notes[2]	—	Apr 2038	1,082	1,157
£900m	6.00% subordinated notes[2]	—	Mar 2040	1,320	1,483

€1,500m	3.0% subordinated notes[2]	—	Jun 2025	1,737	1,916
€1,000m	3.125% subordinated notes[2]	—	Jun 2028	1,304	1,472
				21,759	23,064
Amounts owed to HSBC undertakings
$900m	10.176% subordinated step-up cumulative notes	Jun 2030	Jun 2040	900	892
				900	892
At 31 Dec				22,659	23,956
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
Guaranteed by HSBC Holdings or HSBC Bank plc
Capital securities guaranteed by HSBC Holdings or HSBC Bank plc were issued by the Jersey limited partnerships. The proceeds of these were lent to the respective guarantors by the limited partnerships in the form of subordinated notes. They qualified as additional tier 1 capital for HSBC under CRR II until 31 December 2021 by virtue of the application of grandfathering provisions. The capital security guaranteed by HSBC Bank plc also qualified as additional tier 1 capital for HSBC Bank plc (on a solo and a consolidated basis) under CRR II until 31 December 2021 by virtue of the same grandfathering process. Since 31 December 2021, these securities have no longer qualified as regulatory capital for HSBC or HSBC Bank plc.
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

400	HSBC Holdings plc

29	Maturity analysis of assets, liabilities and off-balance sheet commitments
The table on page 402 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
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
•Liabilities under insurance contracts are irrespective of contractual maturity included in the ‘Due over 5 years’ time bucket in the maturity table provided below. An analysis of the expected maturity of liabilities under insurance contracts based on undiscounted cash flows is provided on page 251. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due over 5 years’ time bucket, although such contracts are subject to surrender and transfer options by the policyholders.
•Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC Holdings plc	401

Notes on the financial statements
HSBC

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	403,018	—	—	—	—	—	—	—	403,018
Items in the course of collection from other banks	4,136	—	—	—	—	—	—	—	4,136
Hong Kong Government certificates of indebtedness	42,578	—	—	—	—	—	—	—	42,578
Trading assets	244,422	2,403	440	194	468	621	294	—	248,842
Financial assets designated or otherwise mandatorily measured at fair value	4,968	89	585	515	224	855	1,852	40,716	49,804
Derivatives	195,701	164	85	110	233	91	310	188	196,882
Loans and advances to banks	55,572	10,889	5,469	1,078	1,512	5,321	3,134	161	83,136
Loans and advances to customers	160,583	82,531	69,380	42,459	42,651	107,393	220,746	320,071	1,045,814
– personal	50,573	11,373	8,934	8,022	7,766	25,271	78,373	284,922	475,234
– corporate and commercial	97,554	64,511	52,548	29,341	28,749	72,441	127,527	32,664	505,335
– financial	12,456	6,647	7,898	5,096	6,136	9,681	14,846	2,485	65,245
Reverse repurchase agreements – non-trading	155,997	49,392	18,697	9,386	3,661	2,672	1,843	—	241,648
Financial investments	47,084	68,034	33,233	20,638	21,779	49,903	80,367	125,236	446,274
Accrued income and other financial assets	79,077	5,932	2,935	536	537	265	812	3,722	93,816
Financial assets at 31 Dec 2021	1,393,136	219,434	130,824	74,916	71,065	167,121	309,358	490,094	2,855,948
Non-financial assets	—	—	—	—	—	—	—	101,991	101,991
Total assets at 31 Dec 2021	1,393,136	219,434	130,824	74,916	71,065	167,121	309,358	592,085	2,957,939
Off-balance sheet commitments received
Loan and other credit-related commitments	49,061	—	—	—	—	—	—	—	49,061
Financial liabilities
Hong Kong currency notes in circulation	42,578	—	—	—	—	—	—	—	42,578
Deposits by banks	63,660	2,695	2,419	238	125	14,653	16,734	628	101,152
Customer accounts	1,615,025	51,835	19,167	8,007	9,710	3,143	3,585	102	1,710,574
– personal	802,777	24,725	12,038	5,961	5,255	2,304	2,242	26	855,328
– corporate and commercial	623,459	22,980	5,654	1,762	3,402	706	1,167	33	659,163
– financial	188,789	4,130	1,475	284	1,053	133	176	43	196,083
Repurchase agreements – non-trading	117,625	4,613	1,716	292	142	975	377	930	126,670
Items in the course of transmission to other banks	5,214	—	—	—	—	—	—	—	5,214
Trading liabilities	79,789	3,810	346	218	223	445	73	—	84,904
Financial liabilities designated at fair value	18,080	9,437	4,514	3,287	4,485	17,422	42,116	46,161	145,502
– debt securities in issue: covered bonds	—	1,137	—	—	—	1,481	1,160	—	3,778
– debt securities in issue: unsecured	9,916	5,967	2,823	2,259	3,462	14,758	34,515	35,282	108,982
– subordinated liabilities and preferred securities	—	—	—	—	—	—	5,371	4,729	10,100
– other	8,164	2,333	1,691	1,028	1,023	1,183	1,070	6,150	22,642
Derivatives	190,233	46	11	30	25	100	288	331	191,064
Debt securities in issue	7,053	7,777	5,664	6,880	1,703	9,045	20,254	20,181	78,557
– covered bonds	—	—	—	997	—	996	860	—	2,853
– otherwise secured	957	164	42	31	193	896	1,696	1,207	5,186
– unsecured	6,096	7,613	5,622	5,852	1,510	7,153	17,698	18,974	70,518
Accruals and other financial liabilities	91,749	10,317	5,630	1,103	1,072	1,948	2,407	2,829	117,055
Subordinated liabilities	—	1	11	—	—	417	2,055	18,003	20,487
Total financial liabilities at 31 Dec 2021	2,231,006	90,531	39,478	20,055	17,485	48,148	87,889	89,165	2,623,757
Non-financial liabilities	—	—	—	—	—	—	—	127,405	127,405
Total liabilities at 31 Dec 2021	2,231,006	90,531	39,478	20,055	17,485	48,148	87,889	216,570	2,751,162
Off-balance sheet commitments given
Loan and other credit-related commitments	813,491	121	133	228	254	78	931	238	815,474
– personal	239,207	34	34	54	108	32	688	238	240,395
– corporate and commercial	456,498	76	91	168	143	46	243	—	457,265
– financial	117,786	11	8	6	3	—	—	—	117,814

402	HSBC Holdings plc

Maturity analysis of assets, liabilities and off-balance sheet commitments (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	304,481	—	—	—	—	—	—	—	304,481
Items in the course of collection from other banks	4,094	—	—	—	—	—	—	—	4,094
Hong Kong Government certificates of indebtedness	40,420	—	—	—	—	—	—	—	40,420
Trading assets	228,434	1,778	458	135	67	644	474	—	231,990
Financial assets designated at fair value	3,061	240	466	262	454	1,424	1,992	37,654	45,553
Derivatives	306,561	15	12	14	14	441	424	245	307,726
Loans and advances to banks	51,652	11,283	5,640	3,068	2,284	4,059	3,359	271	81,616
Loans and advances to customers	172,306	70,746	65,838	44,392	38,606	112,440	206,448	327,211	1,037,987
– personal	51,711	9,645	7,918	7,270	7,033	26,318	70,447	275,736	456,078
– corporate and commercial	101,684	55,009	51,755	31,529	28,553	76,225	125,393	47,446	517,594
– financial	18,911	6,092	6,165	5,593	3,020	9,897	10,608	4,029	64,315
Reverse repurchase agreements – non-trading	157,234	44,658	16,655	5,113	1,324	3,058	2,586	—	230,628
Financial investments	47,270	77,450	44,255	14,523	24,112	48,741	100,007	134,335	490,693
Accrued income and other financial assets	93,118	5,951	2,743	475	458	267	444	2,107	105,563
Financial assets at 31 Dec 2020	1,408,631	212,121	136,067	67,982	67,319	171,074	315,734	501,823	2,880,751
Non-financial assets	—	—	—	—	—	—	—	103,413	103,413
Total assets at 31 Dec 2020	1,408,631	212,121	136,067	67,982	67,319	171,074	315,734	605,236	2,984,164
Off-balance sheet commitments received
Loan and other credit-related commitments	60,849	—	—	—	—	—	—	—	60,849
Financial liabilities
Hong Kong currency notes in circulation	40,420	—	—	—	—	—	—	—	40,420
Deposits by banks	60,973	1,396	714	695	197	718	16,757	630	82,080
Customer accounts	1,533,595	61,376	22,568	9,375	8,418	4,467	2,859	122	1,642,780
– personal	766,631	32,429	15,511	6,276	5,825	3,591	1,976	39	832,278
– corporate and commercial	588,887	22,856	5,963	2,966	2,058	627	777	37	624,171
– financial	178,077	6,091	1,094	133	535	249	106	46	186,331
Repurchase agreements – non-trading	102,633	3,979	2,165	386	675	16	1,035	1,012	111,901
Items in the course of transmission to other banks	4,343	—	—	—	—	—	—	—	4,343
Trading liabilities	70,799	3,377	400	143	185	289	72	1	75,266
Financial liabilities designated at fair value	18,434	7,333	6,973	6,775	6,593	14,182	40,510	56,639	157,439
– debt securities in issue: covered bonds	—	—	—	—	—	1,239	2,918	—	4,157
– debt securities in issue: unsecured	10,762	4,470	5,522	5,604	5,530	10,455	31,710	42,825	116,878
– subordinated liabilities and preferred securities	—	—	—	—	—	—	3,912	6,932	10,844
– other	7,672	2,863	1,451	1,171	1,063	2,488	1,970	6,882	25,560
Derivatives	300,902	264	198	38	55	237	726	581	303,001
Debt securities in issue	6,552	12,329	14,964	9,764	3,878	9,215	16,618	22,172	95,492
– covered bonds	—	—	28	—	750	1,275	999	—	3,052
– otherwise secured	1,094	1,585	1,001	1,000	—	274	1,640	1,590	8,184
– unsecured	5,458	10,744	13,935	8,764	3,128	7,666	13,979	20,582	84,256
Accruals and other financial liabilities	96,821	9,794	3,886	692	1,174	1,742	3,179	3,053	120,341
Subordinated liabilities	619	—	237	—	12	12	2,658	18,413	21,951
Total financial liabilities at 31 Dec 2020	2,236,091	99,848	52,105	27,868	21,187	30,878	84,414	102,623	2,655,014
Non-financial liabilities	—	—	—	—	—	—	—	124,155	124,155
Total liabilities at 31 Dec 2020	2,236,091	99,848	52,105	27,868	21,187	30,878	84,414	226,778	2,779,169
Off-balance sheet commitments given
Loan and other credit-related commitments	842,974	435	172	243	296	180	299	171	844,770
– personal	235,606	172	27	47	115	125	288	171	236,551
– corporate and commercial	471,410	250	138	194	178	37	11	—	472,218
– financial	135,958	13	7	2	3	18	—	—	136,001

HSBC Holdings plc	403

Notes on the financial statements
HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	2,590	—	—	—	—	—	—	—	2,590
Derivatives	1,101	—	—	—	—	23	585	1,102	2,811
Loans and advances to HSBC undertakings	120	750	341	—	3,017	5,608	13,333	1,939	25,108
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	1,759	250	1,019	—	5,987	19,455	22,938	51,408
Financial investments	8,377	7,166	3,014	1,346	3,026	3,265	—	—	26,194
Accrued income and other financial assets	129	874	108	58	4	—	—	—	1,173
Total financial assets at 31 Dec 2021	12,317	10,549	3,713	2,423	6,047	14,883	33,373	25,979	109,284
Non-financial assets	—	—	—	—	—	—	—	163,888	163,888
Total assets at 31 Dec 2021	12,317	10,549	3,713	2,423	6,047	14,883	33,373	189,867	273,172
Financial liabilities
Amounts owed to HSBC undertakings	—	111	—	—	—	—	—	—	111
Financial liabilities designated at fair value	397	2,484	—	—	—	1,364	11,276	16,897	32,418
– debt securities in issue	397	2,484	—	—	—	1,364	8,020	14,553	26,818
– subordinated liabilities and preferred securities	—	—	—	—	—	—	3,256	2,344	5,600
Derivatives	1,167	—	—	—	—	5	1	47	1,220
Debt securities in issue	1,051	—	—	—	—	8,525	29,889	28,018	67,483
Accruals and other financial liabilities	1,778	730	1,612	68	12	—	—	40	4,240
Subordinated liabilities	—	—	—	—	—	—	3,809	13,250	17,059
Total financial liabilities 31 Dec 2021	4,393	3,325	1,612	68	12	9,894	44,975	58,252	122,531
Non-financial liabilities	—	—	—	—	—	—	—	311	311
Total liabilities at 31 Dec 2021	4,393	3,325	1,612	68	12	9,894	44,975	58,563	122,842

Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	2,913	—	—	—	—	—	—	—	2,913
Derivatives	1,473	—	5	—	—	9	1,131	2,080	4,698
Loans and advances to HSBC undertakings	—	600	120	—	—	312	6,027	3,384	10,443
Loans and advances to HSBC undertakings designated at fair value	—	451	—	—	—	4,320	23,203	37,279	65,253
Financial investments in HSBC undertakings	3,701	3,769	2,924	799	3,528	2,764	—	—	17,485
Accrued income and other financial assets	1,015	275	100	33	22	—	—	—	1,445
Total financial assets at 31 Dec 2020	9,102	5,095	3,149	832	3,550	7,405	30,361	42,743	102,237
Non-financial assets	—	—	—	—	—	—	—	160,936	160,936
Total assets at 31 Dec 2020	9,102	5,095	3,149	832	3,550	7,405	30,361	203,679	263,173
Financial liabilities
Amounts owed to HSBC undertakings	—	330	—	—	—	—	—	—	330
Financial liabilities designated at fair value	—	984	859	—	—	3,088	3,810	16,923	25,664
– debt securities in issue	—	984	859	—	—	3,088	2,108	12,585	19,624
– subordinated liabilities and preferred securities	—	—	—	—	—	—	1,702	4,338	6,040
Derivatives	3,052	—	—	—	—	—	—	8	3,060
Debt securities in issue	—	503	1,621	563	—	2,186	24,489	34,667	64,029
Accruals and other financial liabilities	3,769	689	301	57	12	—	1	36	4,865
Subordinated liabilities	—	—	—	—	—	—	4,067	13,849	17,916
Total financial liabilities at 31 Dec 2020	6,821	2,506	2,781	620	12	5,274	32,367	65,483	115,864
Non-financial liabilities	—	—	—	—	—	—	—	509	509
Total liabilities at 31 Dec 2020	6,821	2,506	2,781	620	12	5,274	32,367	65,992	116,373
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

404	HSBC Holdings plc

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Deposits by banks	63,684	2,712	2,800	31,294	643	101,133
Customer accounts	1,613,065	54,092	37,219	7,093	138	1,711,607
Repurchase agreements – non-trading	117,643	4,615	2,157	1,359	935	126,709
Trading liabilities	84,904	—	—	—	—	84,904
Financial liabilities designated at fair value	18,335	9,760	13,606	63,834	50,953	156,488
Derivatives	190,354	192	190	1,792	1,332	193,860
Debt securities in issue	7,149	7,958	15,142	32,651	21,911	84,811
Subordinated liabilities	119	168	848	6,741	28,347	36,223
Other financial liabilities	129,706	9,842	7,664	4,577	2,697	154,486
	2,224,959	89,339	79,626	149,341	106,956	2,650,221
Loan and other credit-related commitments	813,471	121	615	1,029	238	815,474
Financial guarantees[1]	27,774	6	9	6	—	27,795
At 31 Dec 2021	3,066,204	89,466	80,250	150,376	107,194	3,493,490
Proportion of cash flows payable in period	88%	3%	2%	4%	3%

Deposits by banks	61,001	1,442	1,639	17,352	632	82,066
Customer accounts	1,530,584	64,809	40,755	7,720	153	1,644,021
Repurchase agreements – non-trading	102,664	3,984	3,257	1,058	1,017	111,980
Trading liabilities	75,266	—	—	—	—	75,266
Financial liabilities designated at fair value	18,815	7,556	19,243	59,835	55,475	160,924
Derivatives	300,158	356	579	1,830	2,128	305,051
Debt securities in issue	6,551	12,709	29,520	28,787	24,075	101,642
Subordinated liabilities	739	170	1,102	7,024	28,812	37,847
Other financial liabilities	140,094	9,120	5,113	5,030	2,887	162,244
	2,235,872	100,146	101,208	128,636	115,179	2,681,041
Loan and other credit-related commitments	842,945	434	740	480	171	844,770
Financial guarantees[1]	18,200	13	93	37	41	18,384
At 31 Dec 2020	3,097,017	100,593	102,041	129,153	115,391	3,544,195
Proportion of cash flows payable in period	87%	3%	3%	4%	3%
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
HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. During 2021, consistent with the Group’s capital plan, the Group’s subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
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

HSBC Holdings plc	405

Notes on the financial statements

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Amounts owed to HSBC undertakings	—	111	—	—	—	111
Financial liabilities designated at fair value	473	2,611	621	15,017	17,557	36,279
Derivatives	1,223	9	51	414	585	2,282
Debt securities in issue	1,196	276	1,286	43,360	30,800	76,918
Subordinated liabilities	81	155	722	7,222	20,777	28,957
Other financial liabilities	1,778	730	1,692	—	40	4,240
	4,751	3,892	4,372	66,013	69,759	148,787
Loan commitments	—	—	—	—	—	—
Financial guarantees[1]	13,746	—	—	—	—	13,746
At 31 Dec 2021	18,497	3,892	4,372	66,013	69,759	162,533

Amounts owed to HSBC undertakings	—	330	—	—	—	330
Financial liabilities designated at fair value	70	1,109	1,412	9,110	16,104	27,805
Derivatives	3,085	—	2	—	—	3,087
Debt securities in issue	135	760	3,354	31,567	37,103	72,919
Subordinated liabilities	82	156	726	7,513	21,552	30,029
Other financial liabilities	3,769	690	370	—	36	4,865
	7,141	3,045	5,864	48,190	74,795	139,035
Loan commitments	—	—	—	—	—	—
Financial guarantees[1]	13,787	—	—	—	—	13,787
At 31 Dec 2020	20,928	3,045	5,864	48,190	74,795	152,822
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

30	Offsetting of financial assets and financial liabilities
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

406	HSBC Holdings plc

Offsetting of financial assets and financial liabilities
	Amounts subject to enforceable netting arrangements							Amounts not subject to enforceable netting arrangements[5]	Total
				Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments	Non-cash collateral	Cash collateral	Net amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Derivatives (Note 15)[1]	244,694	(53,378)	191,316	(139,945)	(11,359)	(36,581)	3,431	5,566	196,882
Reverse repos, stock borrowing and similar agreements classified as:[2]
– trading assets	21,568	(222)	21,346	(359)	(20,913)	(71)	3	1,729	23,075
– non-trading assets	353,066	(136,932)	216,134	(12,226)	(203,543)	(165)	200	25,731	241,865
Loans and advances to customers[3]	27,045	(10,919)	16,126	(13,065)	—	—	3,061	327	16,453
At 31 Dec 2021	646,373	(201,451)	444,922	(165,595)	(235,815)	(36,817)	6,695	33,353	478,275

Derivatives (Note 15)[1]	368,057	(69,103)	298,954	(230,758)	(13,766)	(48,154)	6,276	8,772	307,726
Reverse repos, stock borrowing and similar agreements classified as:[2]
– trading assets	21,204	(461)	20,743	(709)	(20,030)	—	4	1,534	22,277
– non-trading assets	318,424	(115,678)	202,746	(13,936)	(188,646)	(73)	91	28,258	231,004
Loans and advances to customers[3]	30,983	(10,882)	20,101	(17,031)	—	—	3,070	428	20,529
At 31 Dec 2020	738,668	(196,124)	542,544	(262,434)	(222,442)	(48,227)	9,441	38,992	581,536

Financial liabilities
Derivatives (Note 15)[1]	239,597	(53,378)	186,219	(139,945)	(23,414)	(18,225)	4,635	4,845	191,064
Repos, stock lending and similar agreements classified as:[2]
– trading liabilities	13,540	(222)	13,318	(359)	(12,959)	—	—	17	13,335
– non-trading liabilities	235,042	(136,932)	98,110	(12,226)	(85,590)	(203)	91	28,560	126,670
Customer accounts[4]	40,875	(10,919)	29,956	(13,065)	—	—	16,891	17	29,973
At 31 Dec 2021	529,054	(201,451)	327,603	(165,595)	(121,963)	(18,428)	21,617	33,439	361,042

Derivatives (Note 15)[1]	364,121	(69,103)	295,018	(230,758)	(21,387)	(37,343)	5,530	7,983	303,001
Repos, stock lending and similar agreements classified as:[2]
– trading liabilities	16,626	(461)	16,165	(709)	(15,456)	—	—	159	16,324
– non-trading liabilities	200,999	(115,678)	85,321	(13,936)	(71,142)	(215)	28	26,580	111,901
Customer accounts[4]	41,177	(10,882)	30,295	(17,031)	—	—	13,264	13	30,308
At 31 Dec 2020	622,923	(196,124)	426,799	(262,434)	(107,985)	(37,558)	18,822	34,735	461,534
1    At 31 December 2021, the amount of cash margin received that had been offset against the gross derivatives assets was $4,469m (2020: $7,899m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was $9,479m (2020: $17,955m).
2    For the amount of repos, reverse repos, stock lending, stock borrowing and similar agreements recognised on the balance sheet within ‘Trading assets’ $23,075m (2020: $22,277m) and ‘Trading liabilities’ $13,335m (2020: $16,324m), see the ‘Funding sources and uses’ table on page 233.
3    At 31 December 2021, the total amount of ‘Loans and advances to customers’ was $1,045,814m (2020: $1,037,987m), of which $16,126m (2020: $20,101m) was subject to offsetting.
4    At 31 December 2021, the total amount of ‘Customer accounts’ was $1,710,574m (2020: $1,642,780m), of which $29,956m (2020: $30,295m) was subject to offsetting.
5    These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.

31	Called up share capital and other equity instruments
Called up share capital and share premium

HSBC Holdings ordinary shares of $0.50 each, issued and fully paid
	2021		2020
	Number	$m	Number	$m
At 1 Jan	20,693,621,100	10,347	20,638,524,545	10,319
Shares issued under HSBC employee share plans	58,266,053	29	55,096,555	28
Shares issued in lieu of dividends	—	—	—	—
Less: Shares repurchased and cancelled	120,366,714	60	—	—
At 31 Dec[1]	20,631,520,439	10,316	20,693,621,100	10,347

HSBC Holdings plc	407

Notes on the financial statements

HSBC Holdings 6.2% non-cumulative US dollar preference shares, Series A
	2021		2020
	Number	$m	Number	$m
At 1 Jan and 31 Dec[2]	—	—	1,450,000	—

HSBC Holdings share premium
	2021	2020
	$m	$m
At 31 Dec	14,602	14,277

Total called up share capital and share premium
	2021	2020
	$m	$m
At 31 Dec	24,918	24,624
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
Other equity instruments
HSBC Holdings has included three types of additional tier 1 capital securities in its tier 1 capital. Two are presented in this Note and they are the HSBC Holdings US dollar non-cumulative preference shares outlined above (which were redeemed in January 2021) and the contingent convertible securities described below. These are accounted for as equity because HSBC does not have an obligation to transfer cash or a variable number of its own ordinary shares to holders under any circumstances outside its control. See Note 28 for additional tier 1 securities accounted for as liabilities.
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
The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated non-transitional CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if the non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities, subject to anti-dilution adjustments.

408	HSBC Holdings plc

HSBC’s additional tier 1 capital – contingent convertible securities in issue which are accounted for in equity
		First call date	2021	2020
			$m	$m
$2,000m	6.875% perpetual subordinated contingent convertible securities[1]	Jun 2021	—	2,000
$2,250m	6.375% perpetual subordinated contingent convertible securities	Sep 2024	2,250	2,250
$2,450m	6.375% perpetual subordinated contingent convertible securities	Mar 2025	2,450	2,450
$3,000m	6.000% perpetual subordinated contingent convertible securities	May 2027	3,000	3,000
$2,350m	6.250% perpetual subordinated contingent convertible securities	Mar 2023	2,350	2,350
$1,800m	6.500% perpetual subordinated contingent convertible securities	Mar 2028	1,800	1,800
$1,500m	4.600% perpetual subordinated contingent convertible securities[2]	Dec 2030	1,500	1,500
$1,000m	4.000% perpetual subordinated contingent convertible securities[3]	Mar 2026	1,000	—
$1,000m	4.700% perpetual subordinated contingent convertible securities[4]	Mar 2031	1,000	—
€1,500m	5.250% perpetual subordinated contingent convertible securities	Sep 2022	1,945	1,945
€1,000m	6.000% perpetual subordinated contingent convertible securities	Sep 2023	1,123	1,123
€1,250m	4.750% perpetual subordinated contingent convertible securities	Jul 2029	1,422	1,422
£1,000	5.875% perpetual subordinated contingent convertible securities	Sep 2026	1,301	1,301
SGD1,000m	4.700% perpetual subordinated contingent convertible securities	Jun 2022	723	723
SGD750m	5.000% perpetual subordinated contingent convertible securities	Sep 2023	550	550
At 31 Dec			22,414	22,414
1    This security was called by HSBC Holdings on 15 April 2021 and was redeemed and cancelled on 1 June 2021.
2    This security was issued by HSBC Holdings on 17 December 2020. The first call date commences six calendar months prior to the reset date of
17 June 2031.
3    This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of
9 September 2026.
4    This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of
9 September 2031.
Shares under option
For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Savings-Related Share Option Plan (UK), see Note 5.

Aggregate options outstanding under these plans
31 Dec 2021			31 Dec 2020
Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price	Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price
123,196,850	2020 to 2027	£2.6270–£5.9640	130,952,539	2019 to 2026	£2.6270–£5.9640
Maximum obligation to deliver HSBC Holdings ordinary shares
At 31 December 2021, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements and the HSBC International Employee Share Purchase Plan, together with long-term incentive awards and deferred share awards granted under the HSBC Share Plan 2011, was 224,974,433 (2020: 238,278,952). The total number of shares at 31 December 2021 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 9,297,415 (2020: 5,179,531).

32	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings[1]
	2021	2020	2021	2020
	$m	$m	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	27,795	18,384	13,746	13,787
– performance and other guarantees	85,534	78,114	—	—
– other contingent liabilities	858	1,219	133	119
At 31 Dec	114,187	97,717	13,879	13,906
Commitments:[2]
– documentary credits and short-term trade-related transactions	8,827	7,178	—	—
– forward asset purchases and forward deposits placed	47,184	66,506	—	—
– standby facilities, credit lines and other commitments to lend	759,463	771,086	—	—
At 31 Dec	815,474	844,770	—	—
1    Guarantees by HSBC Holdings are all in favour of other Group entities.
2    Includes $627,637m of commitments at 31 December 2021 (31 December 2020: $659,783m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
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

HSBC Holdings plc	409

Notes on the financial statements
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 27 and 34.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’) provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on HSBC UK to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse.
The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments)
and the population of FSCS members at the time.
Associates
HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $63.5bn at 31 December 2021 (2020: $53.1bn). No matters arose where HSBC was severally liable.

33	Finance lease receivables
HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2021			2020
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	$m	$m	$m	$m	$m	$m
Lease receivables:
No later than one year	3,298	(303)	2,995	3,108	(257)	2,851
One to two years	2,303	(242)	2,061	2,476	(196)	2,280
Two to three years	1,645	(192)	1,453	2,055	(143)	1,912
Three to four years	1,225	(146)	1,079	1,380	(109)	1,271
Four to five years	795	(113)	682	787	(80)	707
Later than one year and no later than five years	5,968	(693)	5,275	6,698	(528)	6,170
Later than five years	4,044	(528)	3,516	4,221	(451)	3,770
At 31 Dec	13,310	(1,524)	11,786	14,027	(1,236)	12,791

34	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2021 (see Note 27). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’), and these appeals remain pending.
In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.

410	HSBC Holdings plc

Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
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
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. Over the past several years, HSBC has retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA has determined that no further Skilled Person work is required. Separately, the Independent Consultant continues to work pursuant to the FRB cease-and-desist order. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 245.
In December 2021, the FCA concluded its investigation into HSBC’s compliance with UK money laundering regulations and financial crime systems and control requirements. The FCA imposed a fine on HSBC Bank plc, which has been paid.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and it subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants’ motion to dismiss in its entirety and, in February 2022, the US Court of Appeals for the Second Circuit dismissed the plaintiffs’ appeal.

HSBC Holdings plc	411

Notes on the financial statements
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
In the Sibor/SOR litigation, in October 2021, The Hongkong and Shanghai Banking Corporation Limited reached a settlement in principle with the plaintiffs to resolve this action. The settlement remains subject to court approval.
In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs’ amended complaint against all HSBC entities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which is fully provisioned.
In January 2018, following the conclusion of the US Department of Justice’s (‘DoJ’) investigation into HSBC’s historical foreign exchange activities, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. In January 2021, the FX DPA expired and, in August 2021, the charges deferred by the FX DPA were dismissed.
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc’s and HSBC Bank USA’s applications to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. These matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.
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
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court and remain pending, following the conclusion of pre-class certification discovery.
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
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

412	HSBC Holdings plc

Film finance litigation
In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. In December 2018 and June 2019, two further actions were brought against PBGB in the High Court of England and Wales by multiple claimants in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In January 2022, HSBC UK Bank plc (as successor to PBGB) reached a settlement in principle with the claimant group to resolve these actions. The settlement remains subject to the negotiation of definitive documentation.
In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB) in the High Court of England and Wales by two separate groups of investors in Eclipse film finance schemes in connection with PBGB’s role in the development of such schemes. These actions are ongoing.
In April 2021, HSBC UK Bank plc (as successor to PBGB) was served with a claim issued in the High Court of England and Wales in connection with PBGB’s role in the development of the Zeus film finance schemes. This action is at an early stage.
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
•an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances, among other things, as well as the use of non-HSBC approved messaging platforms for business communications;
•an investigation by the PRA in connection with depositor protection arrangements in the UK;
•an investigation by the FCA in connection with collections and recoveries operations in the UK;
•an investigation by the UK Competition and Markets Authority concerning the financial services sector;
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
Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) as defined by IAS 24, close family members of KMP and entities that are controlled or jointly controlled by KMP or their close family members. KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings. These individuals also constitute ‘senior management’ for the purposes of the Hong Kong Listing Rules. In applying IAS 24, it was determined that for this financial reporting period all KMP included Directors, former Directors and senior management listed on pages 256 to 262 except for the roles of Group Chief Legal Officer, Group Head of Internal Audit, Group Chief Human Resources Officer, Group Chief Sustainability Officer, Group Head of Strategy, Group Chief Communications Officer and Group Company Secretary and Chief Governance Officer who do not meet the criteria for KMP as provided for in the standard.
Particulars of transactions with related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year is considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.

HSBC Holdings plc	413

Notes on the financial statements
Key Management Personnel
Details of Directors’ remuneration and interests in shares are disclosed in the ‘Directors’ remuneration report’ on pages 290 to 323. IAS 24 ‘Related Party Disclosures’ requires the following additional information for key management compensation.

Compensation of Key Management Personnel
	2021	2020	2019
	$m	$m	$m
Short-term employee benefits	50	39	64
Other long-term employee benefits	6	5	8
Share-based payments	27	20	27
Year ended 31 Dec	83	64	99

Shareholdings, options and other securities of Key Management Personnel
	2021	2020
	(000s)	(000s)
Number of options held over HSBC Holdings ordinary shares under employee share plans	35	27
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	13,529	11,916
Number of other HSBC securities held[1]	228	228
At 31 Dec	13,792	12,171
1 The disclosure includes other HSBC securities held by Key Management Personnel and comparatives for 2020 have now been presented.

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2021		2020
	Balance at 31 Dec	Highest amounts outstanding during year	Balance at 31 Dec	Highest amounts outstanding during year
	$m	$m	$m	$m
Key Management Personnel
Advances and credits[1]	373	401	221	357
Guarantees	25	45	30	55
Deposits	284	3,190	281	874
1    Advances and credits entered into by subsidiaries of HSBC Holdings plc during 2021 with Directors and former Directors, disclosed pursuant to section 413 of the Companies Act 2006, totalled $2.8m (2020: $4.7m).
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

Transactions and balances during the year with associates and joint ventures
	2021		2020
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Unsubordinated amounts due from joint ventures	160	96	147	147
Unsubordinated amounts due from associates	4,527	4,188	4,330	2,942
Amounts due to associates	3,397	1,070	5,466	2,226
Amounts due to joint ventures	102	44	102	102
Guarantees and commitments	1,016	347	433	283
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
At 31 December 2021, $3.4bn (2020: $3.5bn) of HSBC post-employment benefit plan assets were under management by HSBC companies, earning management fees of $14m in 2021 (2020: $13m). At 31 December 2021, HSBC’s post-employment benefit plans had placed deposits of $476m (2020: $452m) with its banking subsidiaries, earning interest payable to the schemes of nil (2020: nil). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
The combined HSBC Bank (UK) Pension Scheme enters into swap transactions with HSBC to manage inflation and interest rate sensitivity of its liabilities and selected assets. At 31 December 2021, the gross notional value of the swaps was $7.4bn (2020: $7.7bn). These swaps had a positive fair value to the scheme of $1.0bn (2020: $1.0bn); and HSBC had delivered collateral of $1.0bn (2020: $1.0bn) to the scheme in respect of these arrangements. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

414	HSBC Holdings plc

HSBC Holdings
Details of HSBC Holdings’ subsidiaries are shown in Note 38.

Transactions and balances during the year with subsidiaries
	2021		2020
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Assets
Cash and balances with HSBC undertakings	3,397	2,590	5,476	2,913
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	64,686	51,408	65,253	65,253
Derivatives	4,187	2,811	5,784	4,698
Loans and advances to HSBC undertakings	27,142	25,108	10,785	10,443
Prepayments, accrued income and other assets	1,555	1,135	1,838	1,363
Investments in subsidiaries	163,211	163,211	161,546	160,660
Total related party assets at 31 Dec	264,178	246,263	250,682	245,330
Liabilities
Amounts owed to HSBC undertakings	340	111	581	330
Derivatives	2,872	1,220	3,376	3,060
Accruals, deferred income and other liabilities	2,036	1,732	2,737	1,936
Subordinated liabilities	900	900	892	892
Total related party liabilities at 31 Dec	6,148	3,963	7,586	6,218
Guarantees and commitments	16,477	13,746	15,661	13,787
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

36	Business disposals
In 2021, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcements of the planned sale of our retail banking businesses in France, as well as the exit of domestic mass market retail banking in the US.
Planned sale of the retail banking business in France
On 25 November 2021, HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking business in France. This followed the signing of a Memorandum of Understanding on 18 June 2021 and the conclusion of the information and consultation processes of the parties with their respective works councils.
In parallel, several other agreements have been entered into aiming to ensure continuity of service for HSBC Continental Europe's retail banking customers who hold asset management products with HSBC Global Asset Management (France) and HSBC REIM (France), and protection and/or life-wrapped insurance products with HSBC Assurances Vie (France).
The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The sale would generate an estimated loss before tax including related transaction costs for the Group of $2.3bn, together with an additional $0.7bn impairment of goodwill.
The signing of the framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of $0.4bn) for a provision for loss on disposal, which was recorded in the French tax return. A deferred tax liability of the same amount arises as a consequence of the temporary difference between the French tax return and IFRS in respect of this provision. There was no tax impact in respect of goodwill impairment recognised in the Group financial statements for the year ended 31 December 2021. The vast majority of the estimated loss for the write-down of the disposal group to fair value less costs to sell will be recognised when it is classified as held for sale in accordance with IFRS 5, which is currently anticipated to be in 2022. Subsequently, the disposal group classified as held for sale will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised will be recognised at the date of derecognition, which is currently anticipated to be in 2023.
At 31 December 2021, the value of the total assets of the business to be sold was $27.4bn, including $24.9bn of loans and advances to customers, and the value of customer accounts was $22.6bn.
US retail banking business
On 26 May 2021, we announced that we will exit our US mass market retail banking business, including our Personal and Advance propositions, as well as retail business banking, and will rebrand approximately 20 to 25 of our retail branches into international wealth centres to serve our Premier and Jade customers. In conjunction with the execution of this strategy, HSBC Bank USA, N.A. entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell approximately 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. Certain assets under management associated with our mass market retail banking business were also transferred. The sale agreement with Cathay Bank completed on 4 February 2022 and the sale agreement with Citizens Bank completed on 18 February 2022. The remaining branches not sold or rebranded will be closed.
At 31 December 2021, loans and advances to customers of $2.4bn and customer accounts of $8.8bn related to these transactions met the criteria to be classified as held for sale.

HSBC Holdings plc	415

Notes on the financial statements

37	Events after the balance sheet date
The following recently announced acquisitions form part of our strategy to grow our insurance business, helping to deliver on our strategic priority to become a market leader in Asian wealth management.
•On 11 February 2022, following the completion of all regulatory approvals, HSBC Insurance (Asia-Pacific) Holdings Limited, a wholly-owned subsidiary of the Group, acquired 100% of the issued share capital of AXA Insurance Pte Limited for $529m, subject to adjustment for closing items. This will be reflected in our 2022 results by which time determination of the initial acquisition accounting will have been completed.
•On 30 December 2021, approval was received from the China Banking and Insurance Regulatory Commission for HSBC Insurance (Asia) Limited, a wholly-owned subsidiary of the Group, to acquire the remaining 50% equity interest in HSBC Life Insurance Company Limited (HSBC Life China). Completion is expected to occur during the first half of 2022. Headquartered in Shanghai, HSBC Life China offers a comprehensive range of insurance solutions covering annuity, whole life, critical illness and unit-linked insurance products and in 2021 reported gross written premiums of approximately $0.4bn (2020: $0.3bn).
•On 28 January 2022, HSBC Insurance (Asia-Pacific) Holdings Limited notified the shareholders of Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited (‘CHOICe’) of its intention to increase its shareholding in CHOICe up to 49%. HSBC currently has a 26% shareholding which is accounted for as an associate. Any increase in shareholding is subject to agreement with other shareholders in CHOICe, as well as internal and regulatory approvals. Established in 2008, CHOICe is a life insurance company based in India with reported gross written premiums of approximately $0.7bn for the year to 31 March 2021 (31 March 2020: $0.5bn).
In 2021 HSBC Bank USA, N.A. entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell approximately 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. The sale agreement with Cathay Bank completed on 4 February 2022 and the sale agreement with Citizens Bank completed on 18 February 2022. For further information on the transactions refer to Note 36: Business disposals on page 415.
A second interim dividend for 2021 of $0.18 per ordinary share (a distribution of approximately $3,649m) was approved by the Directors after 31 December 2021. HSBC Holdings called $2,500m 3.262% Fixed to Floating Rate Senior Unsecured Notes due March 2023 on
8 February 2022. The security will be redeemed and cancelled on 13 March 2022. These accounts were approved by the Board of Directors on 22 February 2022 and authorised for issue.

38	HSBC Holdings’ subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Holdings plc subsidiaries, joint ventures and associates, the registered office addresses and the effective percentages of equity owned at 31 December 2021 are disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares that are held by Group subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC unless otherwise indicated.

416	HSBC Holdings plc

Subsidiaries

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
452 TALF Plus ABS Opportunities SPV LLC	100.00		15
452 TALF SPV LLC	100.00		15
Almacenadora Banpacifico S.A. (In Liquidation)	99.99		16
Arcadia Financial Services (Asia) Limited	100.00		17
Assetfinance December (F) Limited	100.00		18
Assetfinance December (H) Limited	100.00		19
Assetfinance December (P) Limited	100.00		19
Assetfinance December (R) Limited	100.00		19
Assetfinance June (A) Limited	100.00		19
Assetfinance June (D) Limited	100.00		18
Assetfinance Limited	100.00		19
Assetfinance March (B) Limited	100.00		20
Assetfinance March (D) Limited	100.00		18
Assetfinance March (F) Limited	100.00		19
Assetfinance September (F) Limited	100.00		19
Assetfinance September (G) Limited	100.00		18
B&Q Financial Services Limited	100.00		19
Banco HSBC S.A.	100.00		21
Banco Nominees (Guernsey) Limited	100.00		22
Banco Nominees 2 (Guernsey) Limited	100.00		22
Banco Nominees Limited	100.00		21
Beau Soleil Limited Partnership	N/A		0, 24
Beijing Miyun HSBC Rural Bank Company Limited	100.00		12, 25
BentallGreenOak China Real Estate Investments LP	N/A		0, 145
Billingsgate Nominees Limited (In Liquidation)	100.00		26
Canada Crescent Nominees (UK) Limited	100.00		19
Canada Square Nominees (UK) Limited	100.00		19
Capco/Cove, Inc.	100.00		27
Card-Flo #1, Inc.	100.00		15
Card-Flo #3, Inc.	100.00		15
CC&H Holdings LLC	100.00		28
CCF HOLDING (LIBAN) S.A.L. (In Liquidation)	74.99		29
CCF & Partners Asset Management Limited	100.00	(99.99)	19
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	19
Charterhouse Management Services Limited	100.00	(99.99)	19
Charterhouse Pensions Limited	100.00		19
Chongqing Dazu HSBC Rural Bank Company Limited	100.00		12, 30
Chongqing Fengdu HSBC Rural Bank Company Limited	100.00		12, 30
Chongqing Rongchang HSBC Rural Bank Company Limited	100.00		12, 32
COIF Nominees Limited	N/A		0, 19
Cordico Management AG (In Liquidation)	100.00		33
Corsair IV Financial Services Capital Partners-B, LP	N/A		0, 34
Dalian Pulandian HSBC Rural Bank Company Limited	100.00		12, 35
Decision One Mortgage Company, LLC	N/A		0, 36
Dem 9	100.00	(99.99)	4, 37
Dempar 1	100.00	(99.99)	4, 37
Desarrollo Turistico, S.A. de C.V. (In Liquidation)	100.00	(99.99)	16
Electronic Data Process México, S.A. de C.V.	100.00		16
Eton Corporate Services Limited	100.00		22
Far East Leasing SA (In Dissolution)	100.00		38
Flandres Contentieux S.A.	100.00	(99.99)	37
Foncière Elysées	100.00	(99.99)	37
Fujian Yongan HSBC Rural Bank Company Limited	100.00		12, 39
Fulcher Enterprises Company Limited	100.00	(62.14)	40
Fundacion HSBC, A.C.	100.00	(99.99)	11, 16
Giller Ltd.	100.00		27
GPIF Co-Investment, LLC	N/A		0, 15
Griffin International Limited	100.00		19

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Grundstuecksgesellschaft Trinkausstrasse Kommanditgesellschaft	N/A		0, 41
Grupo Financiero HSBC, S. A. de C. V.	99.99		16
Guangdong Enping HSBC Rural Bank Company Limited	100.00		12, 42
Guangzhou HSBC Real Estate Company Ltd	100.00		12, 43
Hang Seng (Nominee) Limited	100.00	(62.14)	40
Hang Seng Bank (China) Limited	100.00	(62.14)	44
Hang Seng Bank (Trustee) Limited	100.00	(62.14)	40
Hang Seng Bank Limited	62.14		40
Hang Seng Bullion Company Limited	100.00	(62.14)	40
Hang Seng Credit Limited	100.00	(62.14)	40
Hang Seng Data Services Limited	100.00	(62.14)	40
Hang Seng Finance Limited	100.00	(62.14)	40
Hang Seng Financial Information Limited	100.00	(62.14)	40
Hang Seng Indexes (Netherlands) B.V.	100.00	(62.14)	45
Hang Seng Indexes Company Limited	100.00	(62.14)	40
Hang Seng Insurance Company Limited	100.00	(62.14)	40
Hang Seng Investment Management Limited	100.00	(62.14)	40
Hang Seng Investment Services Limited	100.00	(62.14)	40
Hang Seng Life Limited	100.00	(62.14)	40
Hang Seng Qianhai Fund Management Company Limited	70.00	(43.49)	1, 12, 46
Hang Seng Real Estate Management Limited	100.00	(62.14)	40
Hang Seng Securities Limited	100.00	(62.14)	40
Hang Seng Security Management Limited	100.00	(62.14)	40
HASE Wealth Limited	100.00	(62.14)	40
Haseba Investment Company Limited	100.00	(62.14)	40
HFC Bank Limited (In Liquidation)	100.00		26
High Time Investments Limited	100.00	(62.14)	40
Honey Blue Enterprises Limited	100.00		47
Honey Green Enterprises Ltd.	100.00		48
Honey Grey Enterprises Limited	100.00		49
Honey Silver Enterprises Limited	100.00		49
Household International Europe Limited (In Liquidation)	100.00		50
Household Pooling Corporation	100.00		51
Housing (USA) LLP	N/A		0, 52
HSBC (BGF) Investments Limited	100.00		19
HSBC (General Partner) Limited	100.00		2, 53
HSBC (Guernsey) GP PCC Limited	100.00		22
HSBC (Kuala Lumpur) Nominees Sdn Bhd	100.00		54
HSBC (Malaysia) Trustee Berhad	100.00		55
HSBC (Singapore) Nominees Pte Ltd	100.00		56
HSBC Agency (India) Private Limited	100.00		57
HSBC Alternative Credit Strategies General Partner S.a r.l.	N/A		0, 58
HSBC Alternative Investments Limited	100.00		19
HSBC Amanah Malaysia Berhad	100.00		54
HSBC Americas Corporation (Delaware)	100.00		15
HSBC Argentina Holdings S.A.	100.00		59
HSBC Asia Holdings B.V.	100.00		19
HSBC Asia Holdings Limited	100.00		2, 49
HSBC Asia Pacific Holdings (UK) Limited	100.00		19
HSBC Asset Finance (UK) Limited	100.00		19
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		19
HSBC Asset Management (Fund Services UK) Limited	100.00		19
HSBC Asset Management (Japan) Limited	100.00		61
HSBC Asset Management (India) Private Limited	100.00		60
HSBC Assurances Vie (France)	100.00	(99.99)	62
HSBC Australia Holdings Pty Limited	100.00		63
HSBC BANK (CHILE)	100.00		64
HSBC Bank (China) Company Limited	100.00		12, 65
HSBC Bank (General Partner) Limited	100.00		53
HSBC Bank (Mauritius) Limited	100.00		66

HSBC Holdings plc	417

Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Bank (RR) (Limited Liability Company)	N/A		0, 13, 67
HSBC Bank (Singapore) Limited	100.00		56
HSBC Bank (Taiwan) Limited	100.00		68
HSBC Bank (Uruguay) S.A.	100.00		69
HSBC Bank (Vietnam) Ltd.	100.00		70
HSBC Bank A.S.	100.00		71
HSBC Bank Argentina S.A.	99.99		59
HSBC Bank Armenia cjsc	100.00		72
HSBC Bank Australia Limited	100.00		63
HSBC Bank Bermuda Limited	100.00		23
HSBC Bank Canada	100.00		73
HSBC Bank Capital Funding (Sterling 1) LP	N/A		0, 53
HSBC Bank Capital Funding (Sterling 2) LP	N/A		0, 53
HSBC Bank Egypt S.A.E	94.54		74
HSBC Bank Malaysia Berhad	100.00		54
HSBC Bank Malta p.l.c.	70.03		75
HSBC Bank Middle East Limited	100.00		5, 76
HSBC Bank Middle East Limited Representative Office Morocco SARL (In Liquidation)	100.00		77
HSBC Bank Oman S.A.O.G.	51.00		78
HSBC Bank Pension Trust (UK) Limited	100.00		19
HSBC Bank plc	100.00		2, 19
HSBC Bank USA, National Association	100.00		3, 79
HSBC Branch Nominee (UK) Limited	100.00		18
HSBC Brasil Holding S.A.	100.00		21
HSBC Broking Forex (Asia) Limited	100.00		49
HSBC Broking Futures (Asia) Limited	100.00		49
HSBC Broking Futures (Hong Kong) Limited	100.00		49
HSBC Broking Securities (Asia) Limited	100.00		49
HSBC Broking Securities (Hong Kong) Limited	100.00		49
HSBC Broking Services (Asia) Limited	100.00		49
HSBC Canadian Covered Bond (Legislative) GP Inc.	100.00		80
HSBC Canadian Covered Bond (Legislative) Guarantor Limited Partnership	N/A		0, 80
HSBC Capital (USA), Inc.	100.00		15
HSBC Capital Funding (Dollar 1) L.P.	N/A		0, 53
HSBC Card Services Inc.	100.00		15
HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC	100.00	(99.99)	16
HSBC Cayman Limited	100.00		81
HSBC Cayman Services Limited	100.00		81
HSBC City Funding Holdings	100.00		19
HSBC Client Holdings Nominee (UK) Limited	100.00		19
HSBC Client Nominee (Jersey) Limited	100.00		82
HSBC Columbia Funding, LLC	N/A		0, 15
HSBC Continental Europe	99.99		37
HSBC Corporate Advisory (Malaysia) Sdn Bhd	100.00		54
HSBC Corporate Finance (Hong Kong) Limited	100.00		49
HSBC Corporate Secretary (UK) Limited	100.00		2, 83
HSBC Corporate Trustee Company (UK) Limited	100.00		19
HSBC Custody Nominees (Australia) Limited	100.00		63
HSBC Custody Services (Guernsey) Limited	100.00		22
HSBC Daisy Investments (Mauritius) Limited	100.00		84
HSBC Diversified Loan Fund General Partner Sarl	N/A		0, 85
HSBC Electronic Data Processing (Guangdong) Limited	100.00		12, 86
HSBC Electronic Data Processing (Malaysia) Sdn Bhd	100.00		87
HSBC Electronic Data Processing (Philippines), Inc.	99.99		88
HSBC Electronic Data Processing India Private Limited	100.00		89
HSBC Electronic Data Processing Lanka (Private) Limited	100.00		90
HSBC Electronic Data Service Delivery (Egypt) S.A.E.	100.00		91

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Epargne Entreprise (France)	100.00	(99.99)	62
HSBC Equipment Finance (UK) Limited	100.00		18
HSBC Equity (UK) Limited	100.00		19
HSBC Europe B.V.	100.00		19
HSBC Executor & Trustee Company (UK) Limited	100.00		18
HSBC Factoring (France)	100.00	(99.99)	37
HSBC Finance (Netherlands)	100.00		2, 19
HSBC Finance Corporation	100.00		15
HSBC Finance Limited	100.00		19
HSBC Finance Mortgages Inc.	100.00		92
HSBC Finance Transformation (UK) Limited	100.00		19
HSBC Financial Advisors Singapore Pte. Ltd.	100.00		56
HSBC Financial Services (Lebanon) s.a.l.	99.65		93
HSBC Financial Services (Uruguay) S.A. (In Liquidation)	100.00		94
HSBC FinTech Services (Shanghai) Company Limited	100.00		95
HSBC Germany Holdings GmbH	100.00		41
HSBC Global Asset Management (Bermuda) Limited	100.00		3, 23
HSBC Global Asset Management (Canada) Limited	100.00		73
HSBC Global Asset Management (Deutschland) GmbH	100.00		41
HSBC Global Asset Management (France)	100.00	(99.99)	62
HSBC Global Asset Management (Hong Kong) Limited	100.00		24
HSBC Global Asset Management (International) Limited (In Liquidation)	100.00		96
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	97
HSBC Global Asset Management (México), S.A. de C.V., Sociedad Operadora de Fondos de Inversión, Grupo Financiero HSBC	100.00	(99.99)	16
HSBC Global Asset Management (Oesterreich) GmbH (In Liquidation)	100.00	(99.33)	6, 98
HSBC Global Asset Management (Singapore) Limited	100.00		56
HSBC Global Asset Management (Switzerland) AG	100.00	(99.66)	4, 99
HSBC Global Asset Management (Taiwan) Limited	100.00		100
HSBC Global Asset Management (UK) Limited	100.00		19
HSBC Global Asset Management (USA) Inc.	100.00		101
HSBC Global Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	100.00	(99.99)	102
HSBC Global Asset Management Holdings (Bahamas) Limited	100.00		103
HSBC Global Asset Management Limited	100.00		2, 19
HSBC Global Custody Nominee (UK) Limited	100.00		19
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		1, 19
HSBC Global Services (Canada) Limited	100.00		92
HSBC Global Services (China) Holdings Limited	100.00		19
HSBC Global Services (Hong Kong) Limited	100.00		49
HSBC Global Services (UK) Limited	100.00		19
HSBC Global Services Limited	100.00		2, 19
HSBC Global Shared Services (India) Private Limited (In Liquidation)	99.99		1, 57
HSBC Group Management Services Limited	100.00		19
HSBC Group Nominees UK Limited	100.00		2, 19
HSBC Holdings B.V.	100.00		19
HSBC IM Pension Trust Limited	100.00		19
HSBC Infrastructure Debt GP 1 S.à r.l.	N/A		0, 58
HSBC Infrastructure Debt GP 2 S.à r.l.	N/A		0, 58
HSBC Infrastructure Limited	100.00		19
HSBC INKA Investment-AG TGV	100.00	(99.33)	14, 41
HSBC Institutional Trust Services (Asia) Limited	100.00		49
HSBC Institutional Trust Services (Bermuda) Limited	100.00		23

418	HSBC Holdings plc

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Institutional Trust Services (Mauritius) Limited	100.00		66
HSBC Institutional Trust Services (Singapore) Limited	100.00		56
HSBC Insurance (Asia) Limited	100.00		104
HSBC Insurance (Asia-Pacific) Holdings Limited	100.00		105
HSBC Insurance (Bermuda) Limited	100.00		23
HSBC Insurance (Singapore) Pte. Limited	100.00		56
HSBC Insurance Agency (USA) Inc.	100.00		101
HSBC Insurance Brokers (Philippines) Inc	99.99		106
HSBC Insurance Holdings Limited	100.00		2, 19
HSBC Insurance SAC 1 (Bermuda) Limited	100.00		23
HSBC Insurance SAC 2 (Bermuda) Limited	100.00		23
HSBC Insurance Services (Lebanon) S.A.L. (In Liquidation)	99.99		107
HSBC Insurance Services Holdings Limited	100.00		19
HSBC International Finance Corporation (Delaware)	100.00		108
HSBC International Trustee (BVI) Limited	100.00		109
HSBC International Trustee (Holdings) Pte. Limited	100.00		56
HSBC International Trustee Limited	100.00		110
HSBC Inversiones S.A.	100.00		64
HSBC InvestDirect (India) Private Limited	100.00	(99.98)	60
HSBC InvestDirect Financial Services (India) Limited	99.99	(99.98)	60
HSBC InvestDirect Sales & Marketing (India) Limited	98.99	(98.98)	57
HSBC InvestDirect Securities (India) Private Limited	99.99		60
HSBC Investment Bank Holdings B.V.	100.00		19
HSBC Investment Bank Holdings Limited	100.00		19
HSBC Investment Company Limited	100.00		2, 19
HSBC Investment Funds (Canada) Inc.	100.00		111
HSBC Investment Funds (Hong Kong) Limited	100.00		24
HSBC Investment Funds (Luxembourg) SA	100.00		58
HSBC Invoice Finance (UK) Limited	100.00		112
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		19
HSBC Issuer Services Depositary Nominee (UK) Limited	100.00		19
HSBC Latin America B.V.	100.00		19
HSBC Latin America Holdings (UK) Limited	100.00		2, 19
HSBC Leasing (Asia) Limited	100.00		49
HSBC Leasing (France)	100.00	(99.99)	37
HSBC Life (Cornell Centre) Limited	100.00		104
HSBC Life (Edwick Centre) Limited	100.00		104
HSBC Life (International) Limited	100.00		23
HSBC Life (Property) Limited	100.00		104
HSBC Life (Tsing Yi Industrial) Limited	100.00		104
HSBC Life (UK) Limited	100.00		19
HSBC Life Assurance (Malta) Limited	100.00	(70.03)	97
HSBC Life Insurance Company Limited	50.00		113
HSBC LU Nominees Limited	100.00		19
HSBC Management (Guernsey) Limited	100.00		114
HSBC Markets (USA) Inc.	100.00		15
HSBC Marking Name Nominee (UK) Limited	100.00		19
HSBC Master Trust Trustee Limited	100.00		19
HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC	99.99		16
HSBC Middle East Asset Co. LLC	100.00		115
HSBC Middle East Holdings B.V.	100.00		2, 116
HSBC Middle East Leasing Partnership	N/A		0, 117
HSBC Middle East Securities L.L.C	100.00		118
HSBC Mortgage Corporation (Canada)	100.00		119
HSBC Mortgage Corporation (USA)	100.00		15
HSBC Nominees (Asing) Sdn Bhd	100.00		54
HSBC Nominees (Hong Kong) Limited	100.00		49
HSBC Nominees (New Zealand) Limited	100.00		120
HSBC Nominees (Tempatan) Sdn Bhd	100.00		54

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC North America Holdings Inc.	100.00		3, 15
HSBC Operational Services GmbH	80.00		41
HSBC Overseas Holdings (UK) Limited	100.00		2, 19
HSBC Overseas Investments Corporation (New York)	100.00		121
HSBC Overseas Nominee (UK) Limited	100.00		19
HSBC Participaciones (Argentina) S.A.	100.00	(99.99)	59
HSBC PB Corporate Services 1 Limited	100.00		122
HSBC PB Services (Suisse) SA	100.00		123
HSBC Pension Trust (Ireland) DAC	100.00		124
HSBC Pensiones, S.A.	100.00	(99.99)	16
HSBC PI Holdings (Mauritius) Limited	100.00		66
HSBC Portfoy Yonetimi A.S.	100.00		125
HSBC Preferential LP (UK)	100.00		19
HSBC Private Bank (Luxembourg) S.A.	100.00		58
HSBC Private Bank (Suisse) SA	100.00		126
HSBC Private Bank (UK) Limited	100.00		19
HSBC Private Banking Holdings (Suisse) SA	100.00		123
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		127
HSBC Private Equity Investments (UK) Limited	100.00		19
HSBC Private Trustee (Hong Kong) Limited	100.00		49
HSBC Private Investment Counsel (Canada) Inc.	100.00		111
HSBC Private Markets Management SARL	N/A		0, 128
HSBC Professional Services (India) Private Limited	100.00		129
HSBC Property (UK) Limited	100.00		19
HSBC Property Funds (Holding) Limited	100.00		19
HSBC Provident Fund Trustee (Hong Kong) Limited	100.00		49
HSBC Qianhai Securities Limited	51.00		12, 130
HSBC Real Estate Leasing (France)	100.00	(99.99)	37
HSBC Realty Credit Corporation (USA)	100.00		15
HSBC REGIO Fund General Partner S.à r.l.	100.00		58
HSBC REIM (France)	100.00	(99.99)	62
HSBC Retirement Benefits Trustee (UK) Limited	100.00		1, 2, 19
HSBC Retirement Services Limited	100.00		1, 19
HSBC Saudi Arabia, a Saudi closed Joint Stock Company	66.19		131
HSBC Savings Bank (Philippines) Inc.	99.99		132
HSBC Securities (Canada) Inc.	100.00		92
HSBC Securities (Egypt) S.A.E. (In Liquidation)	100.00	(94.65)	74
HSBC Securities (Japan) Limited	100.00		19
HSBC Securities (Singapore) Pte Limited	100.00		56
HSBC Securities (South Africa) (Pty) Limited	100.00		133
HSBC Securities (Taiwan) Corporation Limited	100.00		134
HSBC Securities (USA) Inc.	100.00		15
HSBC Securities and Capital Markets (India) Private Limited	99.99		57
HSBC Securities Brokers (Asia) Limited	100.00		49
HSBC Securities Investments (Asia) Limited	100.00		49
HSBC Securities Preparatory (Japan) Co., Ltd.	100.00		61
HSBC Securities Services (Bermuda) Limited	100.00		23
HSBC Securities Services (Guernsey) Limited	100.00		22
HSBC Securities Services (Ireland) DAC	100.00		124
HSBC Securities Services (Luxembourg) S.A.	100.00		58
HSBC Securities Services Holdings (Ireland) DAC	100.00		124
HSBC Securities Services Nominees Limited	100.00		49
HSBC Seguros de Retiro (Argentina) S.A.	100.00	(99.99)	59
HSBC Seguros de Vida (Argentina) S.A.	100.00	(99.99)	59
HSBC Seguros, S.A de C.V., Grupo Financiero HSBC	100.00	(99.99)	3, 16
HSBC Service Company Germany GmbH	100.00		41
HSBC Service Delivery (Polska) Sp. z o.o.	100.00		135
HSBC Services (France)	100.00	(99.99)	37
HSBC Services Japan Limited	100.00		136
HSBC Services USA Inc.	100.00		137
HSBC Servicios Financieros, S.A. de C.V	100.00	(99.99)	16

HSBC Holdings plc	419

Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Servicios, S.A. DE C.V., Grupo Financiero HSBC	100.00	(99.99)	16
HSBC SFH (France)	100.00	(99.99)	4, 62
HSBC SFT (C.I.) Limited	100.00		22
HSBC Software Development (Guangdong) Limited	100.00		138
HSBC Software Development (India) Private Limited	100.00		187
HSBC Software Development (Malaysia) Sdn Bhd	100.00		87
HSBC Specialist Investments Limited	100.00		19
HSBC Technology & Services (China) Limited	100.00		139
HSBC Technology & Services (USA) Inc.	100.00		15
HSBC Transaction Services GmbH	100.00		6, 41
HSBC Trinkaus & Burkhardt (International) S.A.	100.00		58
HSBC Trinkaus & Burkhardt AG	100.00		41
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00		41
HSBC Trinkaus Europa Immobilien-Fonds Nr. 5 GmbH	100.00		41
HSBC Trinkaus Family Office GmbH	100.00		6, 41
HSBC Trinkaus Real Estate GmbH	100.00		6, 41
HSBC Trust Company (Canada)	100.00		119
HSBC Trust Company (Delaware), National Association	100.00		108
HSBC Trust Company (UK) Limited	100.00		19
HSBC Trust Company AG (In Liquidation)	100.00		33
HSBC Trustee (C.I.) Limited	100.00		127
HSBC Trustee (Cayman) Limited	100.00		140
HSBC Trustee (Guernsey) Limited	100.00		22
HSBC Trustee (Hong Kong) Limited	100.00		49
HSBC Trustee (Singapore) Limited	100.00		56
HSBC UK Bank plc	100.00		2, 18
HSBC UK Client Nominee Limited	100.00		18
HSBC UK Holdings Limited	100.00		2, 19
HSBC USA Inc.	100.00		121
HSBC Ventures USA Inc.	100.00		15
HSBC Violet Investments (Mauritius) Limited	100.00		84
HSBC Wealth Client Nominee Limited	100.00		1, 18
HSBC Yatirim Menkul Degerler A.S.	100.00		125
HSI Asset Securitization Corporation	100.00		15
HSI International Limited	100.00	(62.14)	40
HSIL Investments Limited	100.00		19
Hubei Macheng HSBC Rural Bank Company Limited	100.00		141
Hubei Suizhou Cengdu HSBC Rural Bank Company Limited	100.00		12, 142
Hubei Tianmen HSBC Rural Bank Company Limited	100.00		143
Hunan Pingjiang HSBC Rural Bank Company Limited	100.00		12, 144
Imenson Limited	100.00	(62.14)	40
INKA Internationale Kapitalanlagegesellschaft mbH	100.00		41
Inmobiliaria Banci, S.A. de C.V.	100.00	(99.68)	16
Inmobiliaria Bisa, S.A. de C.V.	99.98		16
Inmobiliaria Grufin, S.A. de C.V.	100.00	(99.99)	16
Inmobiliaria Guatusi, S.A. de C.V.	100.00	(99.99)	16
James Capel & Co. Limited (In Liquidation)	100.00		19
James Capel (Nominees) Limited	100.00		19
James Capel (Taiwan) Nominees Limited	100.00		19
John Lewis Financial Services Limited	100.00		19
Keyser Ullmann Limited	100.00	(99.99)	19
Lion Corporate Services Limited	100.00		49
Lion International Corporate Services Limited	100.00		1, 110
Lion International Management Limited	100.00		110
Lion Management (Hong Kong) Limited	100.00		1, 49
Lyndholme Limited	100.00		49
Marks and Spencer Financial Services plc	100.00		146

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Marks and Spencer Unit Trust Management Limited	100.00		146
Maxima S.A. AFJP (In Liquidation)	99.98		59
Mexicana de Fomento, S.A. de C.V.	100.00	(99.90)	16
Midcorp Limited	100.00		19
Midland Bank (Branch Nominees) Limited	100.00		18
Midland Nominees Limited	100.00		18
MIL (Cayman) Limited	100.00		81
MW Gestion SA	100.00		59
Promocion en Bienes Raices, S.A. de C.V.	100.00	(99.99)	16
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		19
PT Bank HSBC Indonesia	99.99	(98.93)	147
PT HSBC Sekuritas Indonesia	85.00		148
R/CLIP Corp.	100.00		15
Real Estate Collateral Management Company	100.00		15
Republic Nominees Limited	100.00		22
Republic Overseas Capital Corporation	100.00		101
RLUKREF Nominees (UK) One Limited	100.00		1, 19
RLUKREF Nominees (UK) Two Limited	100.00		1, 19
S.A.P.C. - Ufipro Recouvrement	99.99		37
Saf Baiyun	100.00	(99.99)	4, 37
Saf Guangzhou	100.00	(99.99)	4, 37
SCI HSBC Assurances Immo	100.00	(99.99)	62
Serai Limited	100.00		1, 49
Serai Technology Development (Shanghai) Limited	100.00		12, 149
SFM	100.00	(99.99)	37
SFSS Nominees (Pty) Limited	100.00		133
Shandong Rongcheng HSBC Rural Bank Company Limited	100.00		12, 150
Shenzhen HSBC Development Company Ltd	100.00		12, 151
Sico Limited	100.00		152
SNC Dorique	99.99		1, 11, 153
SNC Les Oliviers D'Antibes	60.00		62
SNCB/M6 - 2008 A	100.00	(99.99)	37
SNCB/M6-2007 A	100.00	(99.99)	4, 37
SNCB/M6-2007 B	100.00	(99.99)	4, 37
Société Française et Suisse	100.00	(99.99)	37
Somers Dublin DAC	100.00	(99.99)	124
Somers Nominees (Far East) Limited	100.00		23
Sopingest	100.00	(99.99)	37
South Yorkshire Light Rail Limited	100.00		19
St Cross Trustees Limited	100.00		18
Sun Hung Kai Development (Lujiazui III) Limited	100.00		12, 154
Swan National Limited	100.00		19
Tasfiye Halinde HSBC Odeme Sistemleri Bilgisayar Teknolojileri Basin Yayin Ve Musteri Hizmetleri (In Liquidation)	100.00		71
The Hongkong and Shanghai Banking Corporation Limited	100.00		49
The Venture Catalysts Limited	100.00		19
Tooley Street View Limited	100.00		2, 19
Tower Investment Management	100.00		155
Trinkaus Australien Immobilien Fonds Nr. 1 Brisbane GmbH & Co. KG	100.00		41
Trinkaus Australien Immobilien-Fonds Nr. 1 Treuhand-GmbH	100.00		6, 41
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00		41
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00		6, 41
Trinkaus Immobilien-Fonds Verwaltungs-GmbH	100.00		6, 41
Trinkaus Private Equity Management GmbH	100.00		41
Trinkaus Private Equity Verwaltungs GmbH	100.00		6, 41
Tropical Nominees Limited	100.00		81
Turnsonic (Nominees) Limited	100.00		18
Valeurs Mobilières Elysées	100.00	(99.99)	37
Wardley Limited	100.00		49

420	HSBC Holdings plc

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Wayfoong Nominees Limited	100.00		49
Wayhong (Bahamas) Limited (In Liquidation)	100.00		103
Westminster House, LLC	N/A		0, 15
Woodex Limited	100.00		23
Yan Nin Development Company Limited	100.00	(62.14)	40
Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint ventures	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
Global Payments Technology Mexico S.A. De C.V.	50.00	16
HCM Holdings Limited (In Liquidation)	50.99	28
House Network Sdn Bhd (In Liquidation)	25.00	156
HSBC Pollination Climate Asset Management Limited	40.00	157
ProServe Bermuda Limited	50.00	158
The London Silver Market Fixing Limited	N/A	0, 1, 159
Vaultex UK Limited	50.00	160
Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
Bank of Communications Co., Ltd.	19.03	161
Barrowgate Limited	15.31	162
BGF Group PLC	24.61	163
Bud Financial Limited	10.89	1, 164
Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited	26.00	165
CFAC Payment Scheme Limited (In Liquidation)	33.33	166
Contour Pte Ltd	12.60	167
Divido Financial Services Limited	5.60	168
Episode Six Limited	8.09	169
EPS Company (Hong Kong) Limited	38.66	49
EURO Secured Notes Issuer	16.66	170
GZHS Research Co Ltd	20.50	171
HSBC Jintrust Fund Management Company Limited	49.00	172
HSBC UK Covered Bonds (LM) Limited	20.00	173
HSBC UK Covered Bonds LLP	N/A	0, 18
Icon Brickell LLC (In Liquidation)	N/A	0, 174
Liquidity Match LLC	N/A	0, 175
London Precious Metals Clearing Limited	25.00	176
MENA Infrastructure Fund (GP) Ltd	33.33	177
Quantexa Ltd	10.10	178
Services Epargne Entreprise	14.18	179
Simon Group LLC	N/A	0, 180
sino AG	24.94	181
The London Gold Market Fixing Limited	25.00	159
The Saudi British Bank	31.00	182
Trade Information Network Limited	16.67	183
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	N/A	0, 41
Vizolution Limited	17.95	1, 184
We Trade Innovation Designated Activity Company	9.88	1, 185
Threadneedle Software Holdings Limited	6.60	186

HSBC Holdings plc	421

Notes on the financial statements

Footnotes for Note 38
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

2	Directly held by HSBC Holdings plc
3	Preference Shares
4	Actions
5	Redeemable Preference Shares
6	GmbH Anteil
7	Limited and Unlimited Liability Shares
8	Liquidating Share Class
9	Nominal Shares
10	Non-Participating Voting Shares
11	Parts
12	Registered Capital Shares
13	Russian Limited Liability Company Shares
14	Stückaktien

Registered offices
15	c/o The Corporation Trust Company 1209 Orange Street, Wilmington, Delaware, United States of America, 19801
16	Paseo de la Reforma 347 Col. Cuauhtemoc, Mexico, 06500
17	Unit 232 & 233, Solo Offices, 343-347 King’s Road, North Point, Hong Kong
18	1 Centenary Square, Birmingham, United Kingdom, B1 1HQ
19	8 Canada Square, London, United Kingdom, E14 5HQ
20	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
21	1909 Avenida Presidente Juscelino Kubitschek, 19° andar, Torre Norte, São Paulo Corporate Towers, São Paulo, Brazil, 04551-903
22	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
23	37 Front Street, Hamilton, Bermuda, HM 11
24	HSBC Main Building 1 Queen's Road Central, Hong Kong
25	First Floor, Xinhua Bookstore Xindong Road (SE of roundabout), Miyun District, Beijing, China
26	156 Great Charles Street, Queensway, Birmingham, West Midlands, United Kingdom, B3 3HN
27	95 Washington Street Buffalo, New York, United States of America, 14203
28	Corporation Service Company 251 Little Falls Drive, Wilmington, Delaware, United States of America, 19808
29	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
30	No 1, Bei Huan East Road Dazu County, Chongqing, China
31	No 107 Ping Du Avenue (E), Sanhe Town, Fengdu County, Chongqing, China
32	No. 3, 5, 7, Haitang Erzhi Road Changyuan, Rongchang, Chongqing, China, 402460
33	Bederstrasse 49, Zurich, Switzerland, CH-8002
34	c/o Walkers Corporate Services Limited Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
35	First & Second Floor, No.3 Nanshan Road, Pulandian , Dalian, Liaoning, China

Registered offices
36	160 Mine Lake CT, Ste 200, Raleigh, North Carolina, United States Of America, 27615-6417
37	38 avenue Kléber, Paris, France, 75116
38	MMG Tower, 23 floor Ave. Paseo del Mar Urbanizacion Costa del Este, Panama
39	No. 1 1211 Yanjiang Zhong Road, Yongan, Fujian, China
40	83 Des Voeux Road Central, Hong Kong
41	Hansaallee 3, Düsseldorf, Germany, 40549
42	No.44 Xin Ping Road Central, Encheng, Enping, Guangdong, China, 529400
43	Room 1701-010 Heung Kong Building, 37 Jin Long Rd, Nansha District, Guangzhou, China
44	34/F and 36/F, Hang Seng Bank Tower 1000 Lujiazui Ring Road, Pilot Free Trade Zone, Shanghai, Shanghai, China, 200120
45	Claude Debussylaan 10 Office Suite 20, 1082MD, Amsterdam, Netherlands
46	Claude Debussylaan 10 Office Suite 20, 1082MD, Amsterdam, Netherlands
47	1001, T2 Office Building, Qianhai Kerry Business Center, Qianhai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone,, Shenzhen, Guangdong, China
48	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110
49	1 Queen's Road Central, Hong Kong
50	Hill House 1 Little New Street, London, United Kingdom, EC4A 3TR
51	The Corporation Trust Company of Nevada 311 S. Division Street, Carson City, Nevada, United States of America, 89703
52	Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, Delaware, United States of America, 19808
53	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
54	Level 21 Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
55	13th Floor, South Tower 2 Leboh Ampang, Kuala Lumpur, Malaysia, 50100
56	10 Marina Boulevard #48-01 Marina Bay Financial Centre, Singapore, 018983
57	52/60 M G Road Fort, Mumbai, India, 400 001
58	16 Boulevard d'Avranches, Luxembourg, Luxembourg, L-1160
59	557 Bouchard Level 20, Ciudad de Buenos Aires, Capital federal, Argentina, C1106ABG
60	9-11 Floors, NESCO IT Park Building No. 3 Western Express Highway, Goregaon (East), Mumbai, India, 400063
61	Level 21 Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
62	Immeuble Cœur Défense 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
63	Level 36 Tower 1 International Towers Sydney, 100 Barangaroo Avenue, Sydney, New South Wales, Australia, 2000
64	Isidora Goyenechea 2800 23rd floor, Las Condes, Santiago, Chile, 7550647
65	HSBC Building Shanghai ifc, 8 Century Avenue, Pudong, Shanghai, China, 200120
66	6th floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
67	2 Paveletskaya square building 2, Moscow, Russian Federation, 115054
68	13F-14F, 333 Keelung Road, Sec.1, Taipei, 110, Taiwan
69	Rincón 391 Montevideo, CP 11.000, Uruguay, 11000
70	The Metropolitan 235 Dong Khoi Street, District 1, Ho Chi Minh City, Viet Nam
71	Esentepe mah. Büyükdere Caddesi No.128, Istanbul, Turkey, 34394
72	66 Teryan street, Yerevan, Armenia, 0009

422	HSBC Holdings plc

Registered offices
73	885 West Georgia Street 3rd Floor, Vancouver, British Columbia, Canada, V6C 3E9
74	306 Corniche El Nil, P.O. Box 124, Maadi, Egypt, 11728
75	116 Archbishop Street, Valletta, Malta
76	Level 1, Building No. 8, Gate Village Dubai International Financial Centre, United Arab Emirates, P.O. Box 30444
77	Majer Consulting, Office 54/44, Building A1, Residence Ryad Anfa, Boulevard Omar El Khayam, Casa Finance City (CFC), Casablanca, Morocco
78	Al Khuwair Office PO Box 1727 PC111 CPO Seeb, Muscat, Oman
79	1800 Tysons Boulevard Suite 50, Tysons, Virginia, United States of America, 22102
80	66 Wellington Street West, Suite 5300, Toronto, Ontario, Canada, M5K 1E6
81	P.O. Box 1109, Strathvale House, Ground floor, 90 North Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1102
82	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
83	8 Canada Square, London, United Kingdom, E14 5HQ
84	c/o Rogers Capital St. Louis Business Centre, Cnr Desroches & St Louis Streets, Port Louis, Mauritius
85	49 avenue J.F. Kennedy, Luxembourg, Luxembourg, 1855
86	4-17/F, Office Tower 2 TaiKoo Hui, No. 381 Tian He Road, Tian He District, Guangzhou, Guangdong, China
87	Suite 1005, 10th Floor, Wisma Hamzah Kwong, Hing No. 1, Leboh Ampang, Kuala Lumpur, Malaysia, 50100
88	HSBC, Filinvest One Bldg Northgate Cyberzone, Filinvest Corporate City, Alabang, Muntinlupa City, Philippines, 1781
89	HSBC House Plot No.8 Survey No.64 (Part), Hightec City Layout Madhapur, Hyderabad, India, 500081
90	439, Sri Jayawardenapura Mawatha Welikada, Rajagiriya, Colombo, Sri Lanka
91	Smart Village 28th Km Cairo- Alexandria Desert Road Building, Cairo, Egypt
92	16 York Street, 6th Floor, Toronto, Ontario, Canada, M5J 0E6
93	Centre Ville 1341 Building - 4th Floor Patriarche Howayek Street (facing Beirut Souks), PO Box Riad El Solh, Lebanon, 9597
94	World Trade Center Montevideo Avenida Luis Alberto de Herrera 1248, Torre 1, Piso 15, Oficina 1502, Montevideo, Uruguay, CP 11300
95	Room 655, Building A, No. 888, Huan Hu West Two Road, Lin Gang New Area of Shanghai (Pilot) Free Trade Zone, China, Shanghai, Shanghai, China
96	HSBC House Esplanade, St. Helier, Jersey, JE4 8WP
97	80 Mill Street, Qormi, Malta, QRM 3101
98	Herrengasse 1-3, Wien, Austria, 1010
99	26 Gartenstrasse, Zurich, Switzerland, 8002
100	24th Fl. 97-99, Sec.2, Tunhwa S. Rd., Taipei, Taiwan, R.O.C., Taiwan
101	452 Fifth Avenue, New York, United States of America, NY10018
102	Bouchard 557, Piso 18°, Cdad. Autónoma de Buenos Aires, Argentina, 1106
103	Mareva House 4 George Street, Nassau, Bahamas
104	18th Floor, Tower 1, HSBC Centre 1 Sham Mong Road, Kowloon, Hong Kong
105	Level 32, HSBC Main Building 1 Queen's Road Central, Hong Kong SAR, Hong Kong
106	7/F HSBC Centre 3058 Fifth Ave West, Bonifacio Global City, Taguig City, Philippines
107	HSBC Building Minet El Hosn, Riad el Solh, Beirut 1107-2080, Lebanon, P.O. Box 11-1380
108	300 Delaware Avenue Suite 1401, Wilmington, Delaware, United States Of America, 19801

Registered offices
109	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 916
110	Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands
111	300-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E9
112	21 Farncombe Road Worthing, United Kingdom, BN11 2BW
113	Unit 1602 of 16/F,18/F, Unit 2101, 2113, 2113A, 2115 and 2116 of 21/F, HSBC Building, 8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, China
114	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 1WA
115	Plot No.312-878 Mezzanine Floor, Bldg. of Sheikh Hamdan Bin Rashid, Dubai Creek, Dubai, United Arab Emirates
116	Level 1, Building No. 8, Gate Village Dubai International Financial Centre, PO Box 30444, United Arab Emirates
117	Unit 101 Level 1, Gate Village Building No. 8 Dubai International Financial Centre (DIFC), Dubai, United Arab Emirates, PO Box 506553
118	Office No.16 Owned by HSBC Bank Middle East Limited, Dubai Branch, Bur Dubai, Burj Khalifa, Dubai, United Arab Emirates
119	885 West Georgia Street Suite 300, Vancouver, British Columbia, Canada, V6C 3E9
120	HSBC Tower, Level 21, 188 Quay Street, Auckland, New Zealand, 1010
121	The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland, United States of America
122	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
123	Quai des Bergues 9-17, Geneva, Switzerland, 1201
124	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
125	Büyükdere Caddesi No.128, Istanbul, Turkey, 34394
126	Quai des Bergues 9-17, Geneva, Switzerland, 1201
127	HSBC House Esplanade, St Helier, Jersey, JE1 1GT
128	5 rue Heienhaff, Senningerberg, Luxembourg, 1736
129	52/60 M G Road, Fort, Mumbai, India, 400 001
130	Block 27 A&B, Qianhai Enterprise Dream Park No. 63 Qianwan Yi Road, Shenzhen-Hong Kong Cooperation Zone, Shenzhen, China, 518052
131	HSBC Building 7267 Olaya - Al Murrooj , Riyadh, Saudi Arabia, 12283 - 2255
132	Unit 1 GF The Commerical Complex Madrigal Avenue, Ayala Alabang Village, Muntinlupa City, Philippines, 17
133	1 Mutual Place 107 Rivonia Road, Sandton, Sandton, Gauteng, South Africa, 2196
134	13F 333 Keelung Road, Sec.1, Taipei, Taiwan, 110
135	Kapelanka 42A, Krakow, Poland, 30-347
136	MB&H Corporate Services Ltd Mareva House, 4 George Street, Nassau, Bahamas
137	C T Corporation System 820 Bear Tavern Road, West Trenton, New Jersey, United States Of America, 08628
138	L22, Office Tower 2, Taikoo Hui, 381 Tianhe Road, Tianhe District, Guangzhou, Guangdong, China
139	Level 19, HSBC Building, Shanghai ifc 8 Century Avenue Pudong, Shanghai, China
140	P.O. Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
141	No. 56 Yu Rong Street, Macheng, China, 438300
142	No. 205 Lie Shan Road Suizhou, Hubei, China
143	Building 3, Yin Zuo Di Jing Wan Tianmen New City, Tianmen, Hubei Province, China
144	RM101, 102 & 106 Sunshine Fairview, Sunshine Garden, Pedestrian Walkway, Pingjiang, China
145	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
146	Kings Meadow Chester Business Park, Chester, United Kingdom, CH99 9FB

HSBC Holdings plc	423

Notes on the financial statements

Registered offices
147	World Trade Center 1, Floor 8-9 Jalan Jenderal Sudirman Kavling 29 - 31, Jakarta, Indonesia, 12920
148	5th Floor, World Trade Center 1, Jl. Jend. Sudirman Kav. 29-31, Jakarta, Indonesia, 12920
149	Unit B02 20/F No. 168 Yin Cheng Zhong Road, Pilot Free Trade Zone, Shanghai, China, 200120
150	No.198-2 Chengshan Avenue (E), Rongcheng, China, 264300
151	Room 1303-13062 Marine Center Main Tower, 59 Linhai Rd, Nanshan District, Shenzhen, China
152	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 3162
153	43 rue de Paris, Saint Denis, France, 97400
154	RM 2112, HSBC Building, Shanghai ifc No. 8 Century Road, Pudong, Shanghai, China, 200120
155	25 Main St. P.O. Box 69, Grand Cayman, Cayman Islands, KY1-1107
156	No 5 Jalan Prof Khoo Kay Kim, Seksyen 13, Petaling Jaya, Selangor, Malaysia, 46200
157	Office 1.01 21 Gloucester Place, London, United Kingdom, W1U 8HR
158	c/o MUFG Fund Services (Bermuda) Limited The Belvedere Building, 69 Pitts Bay Road, Pembroke, Bermuda, HM
159	c/o Hackwood Secretaries Limited One Silk Street, London, United Kingdom, EC2Y 8HQ
160	All Saints Triangle Caledonian road, London, United Kingdom, N19UT
161	No.188, Yin Cheng Zhong Road China (Shanghai), Pilot Free Trade Zone, Shanghai, China
162	49/F The Lee Gardens, 33 Hysan Avenue, Hong Kong
163	13-15 York Buildings, London, United Kingdom, WC2N 6JU
164	Ground Floor, 25b Vyner Street, London, United Kingdom, E2 9DG
165	Unit No. 208, 2nd Floor, Kanchenjunga Building 18, Barakhamba Road, New Delhi, India, 110001
166	65 Gresham Street 6th Floor, London, United Kingdom, EC2V 7NQ
167	50 Raffles Place, #32-01 Singapore Land Tower, Singapore, 048623

Registered offices
168	Office 7, 35-37 Ludgate Hill, London, United Kingdom, EC4M 7JN
169	9/F Amtel Bldg, 148 des Voeux Rd Central,, Central, Hong Kong
170	3 avenue de l'Opera, Paris, France, 75001
171	Room 1303, 106 Feng Ze Dong Road, Nansha District, Guangzhou, Guangdong, China
172	17F, HSBC Building, Shanghai ifc 8 Century Avenue, Pudong, Shanghai, China
173	10th Floor 5 Churchill Place, London, England, London, United Kingdom, E14 5HU
174	C T Corporation System 1200 South Pine Island Road Plantation, Florida, United States of America, 33324
175	100 Town Square Place, Suite 201, Jersey City, NJ , United States of America, 07310
176	1-2 Royal Exchange Buildings Royal Exchange, London, United Kingdom, EC3V 3LF
177	Precinct Building 4, Level 3, Dubai International Financial Centre, Dubai, United Arab Emirates, P.O. BOX 506553
178	75 Park Lane, Croydon, Surrey, United Kingdom, CR9 1XS
179	32 rue du Champ de Tir, Nantes, France, 44300
180	125 W 25th St. New York, New York, United States of America, 10001
181	Ernst-Schneider-Platz 1, Duesseldorf, Germany, 40212
182	Al Amir Abdulaziz Ibn Mossaad Ibn Jalawi Street, Riyadh, Saudi Arabia
183	3 More London Riverside, London, United Kingdom, SE1 2AQ
184	Office Block A, Bay Studios Business Park, Fabian Way, Swansea, Wales, United Kingdom, SA1 8QB
185	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
186	34 Copse Wood Way, Northwood, Middlesex, United Kingdom, HA6 2UA
187	Business Bay, Wing 2, Tower B, Survey no 103, Hissa no. 2, Airport road, Yerwada Pune India 411006

39	Non-statutory accounts
The information set out in these accounts does not constitute the Company’s statutory accounts for the years ended 31 December 2021 or 2020. Those accounts have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.
The accounts for 2020 have been delivered to the Registrar of Companies and those for 2021 will be delivered in due course.

424	HSBC Holdings plc

Shareholder information
	Page		Page
Second Interim dividend for 2021	425	Exchange controls and other limitations affecting equity security holders	429
Interim dividends for 2022	425	Dividends on the ordinary shares of HSBC Holdings	430
Other equity instruments	425	American Depository Shares	430
2021 Annual General Meeting	425	Nature of trading market	430
Earnings releases and interim results	426	Memorandum and Articles of Association	430
Shareholder enquiries and communications	426	Differences in HSBC Holdings/New York Stock Exchange corporate governance practices	431
Stock symbols	427
Investor relations	427	Glossary of accounting terms and US equivalents	432
Where more information about HSBC is available	427	Reconciliations	433
Taxation of shares and dividends	428	Abbreviations	435
Information made about the enforceability of judgments made in the US	429
This section gives important information for our shareholders, including contact information. It also includes an overview of key abbreviations and terminology used throughout the Annual Report and Accounts.
A glossary of terms used in the Annual Report and Accounts can be found in the Investors section of www.hsbc.com.

Second interim dividend for 2021
The Directors have approved a second interim dividend for 2021 of $0.18 per ordinary share. Information on the currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 25 March 2022. The interim dividend will be paid in cash. The timetable for the interim dividend is:

Announcement	22 February 2022
Shares quoted ex-dividend in London, Hong Kong and Bermuda and American Depositary Shares (‘ADS’) quoted ex-dividend in New York	10 March 2022
Record date – London, Hong Kong, New York, Bermuda[1]	11 March 2022
Mailing of Annual Report and Accounts 2021 and/or Strategic Report 2021 and dividend documentation	25 March 2022
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for dividend elections	13 April 2022
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	19 April 2022
Payment date	28 April 2022
1Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.

Interim dividends for 2022
The Group has reviewed whether it will revert to paying quarterly dividends and is currently not intending to pay quarterly dividends during 2022. The Group will continue to review whether to revert to paying quarterly dividends in future years, and a further update will be given at or ahead of the 2022 results announcement in February 2023.
For the financial year 2021, we are at the lower end of our target dividend payout ratio range of between 40% and 55% of reported earnings per ordinary share (‘EPS’), driven by ECL releases and higher restructure costs. The dividend policy has the flexibility to adjust EPS for non-cash significant items such as goodwill or intangibles impairments and may be supplemented from time to time by buy-backs or special dividends, should the Group find itself in an excess capital position absent compelling investment opportunities to deploy that excess.
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
HSBC issued $1,000m 4.000% and $1,000m 4.700% Perpetual Contingent Convertible Securities on 9 March 2021.

2021 Annual General Meeting
With the exception of the shareholder requisitioned Resolution 16, which the Board recommended that shareholders vote against, all resolutions considered at the 2021 Annual General Meeting held at 11:00am on 28 May 2021 at Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London SE1 8XX, UK were passed on a poll.

HSBC Holdings plc	425

Additional information

Earnings releases and interim results
First and third quarter results for 2022 will be released on 26 April 2022 and 25 October 2022 respectively. The interim results for the six months to 30 June 2022 will be issued on 1 August 2022.

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
Shareholders who wish to receive a hard copy of the Annual Report and Accounts 2021 should contact HSBC’s Registrars. Please visit www.hsbc.com/investors/investor-contacts for further information. You can also download an online version of the report from www.hsbc.com.
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

426	HSBC Holdings plc

Chinese translation
A Chinese translation of the Annual Report and Accounts 2021 will be available upon request after 25 March 2022 from the Registrars:

Computershare Hong Kong Investor Services Limited	Computershare Investor Services PLC
Rooms 1712-1716, 17th Floor	The Pavilions
Hopewell Centre	Bridgwater Road
183 Queen’s Road East	Bristol BS99 6ZZ
Hong Kong	United Kingdom
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

Where more information about HSBC is available
The Annual Report and Accounts 2021 and other information on HSBC may be downloaded from HSBC’s website: www.hsbc.com.
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
HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013. The legislation requires HSBC Holdings to publish additional information in respect of the year ended 31 December 2021 by 31 December 2022. This information will be available on HSBC’s website: www.hsbc.com/tax.

HSBC Holdings plc	427

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
UK resident individuals
UK resident individuals are generally entitled to a tax-free annual allowance in respect of dividends received. The amount of the allowance for the tax year beginning 6 April 2021 is £2,000. To the extent that dividend income received by an individual in the relevant tax year does not exceed the allowance, a nil tax rate will apply. Dividend income in excess of this allowance will be taxed at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. From 6 April 2022, these rates will each be increased by 1.25% to 8.75%, 33.75% and 39.35% respectively.
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
Scrip dividends
There were no scrip dividends issued during the year. As announced on 23 February 2021, the Group has decided to discontinue the scrip dividend option.
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
For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Any capital gain arising on a disposal of shares in HSBC Holdings by a UK company may also be adjusted to take account of indexation allowance if the shares were acquired before 1 January 2018, although the level of indexation allowance that is given in calculating the gain would be frozen at the value that would be applied to a disposal of those shares in December 2017. If in doubt, shareholders are recommended to consult their professional advisers.

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
Any US federal tax advice included in the Annual Report and Accounts 2021 is for informational purposes only. It was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.

428	HSBC Holdings plc

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
US information reporting and backup withholding tax
Distributions made on shares or ADSs and proceeds from the sale of shares or ADSs that are paid within the US, or through certain financial intermediaries to US holders, are subject to US information reporting and may be subject to a US ‘backup’ withholding tax. General exceptions to this rule happen when the US holder: establishes that it is a corporation (other than an S corporation) or other exempt holder; or provides a correct taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with the applicable requirements of the backup withholding rules. Holders that are not US taxpayers generally are not subject to US information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US taxpayers in order to avoid the application of such US information reporting requirements or backup withholding tax to payments received within the US or through certain financial intermediaries.

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

HSBC Holdings plc	429

Additional information

Dividends on the ordinary shares of HSBC Holdings
The HSBC Holdings dividends approved, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim[1]	Third interim	Fourth interim	Total[2]
2021		$0.070	0.180	–	–	0.250
		£0.051	0.133	–	–	0.184
	HK$	0.545	1.404	–	–	1.949
2020		$–	–	–	0.150	0.150
		£–	–	–	0.108	0.108
	HK$	–	–	–	1.165	1.165
2019		$0.100	0.100	0.100	–	0.300
		£0.078	0.080	0.078	–	0.236
	HK$	0.781	0.782	0.783	–	2.346
2018		$0.100	0.100	0.100	0.210	0.510
		£0.076	0.076	0.078	0.159	0.389
	HK$	0.785	0.785	0.783	1.648	4.000
2017		$0.100	0.100	0.100	0.210	0.510
		£0.079	0.076	0.076	0.148	0.379
	HK$	0.780	0.781	0.780	1.647	3.988
1The second interim dividend for 2021 of $0.18 per ordinary share will be paid on 28 April 2022. The second interim dividend for 2021 has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2021.
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
The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. During the year ended 31 December 2021, the depositary reimbursed, paid and/or waived fees and expenses totalling $2,939,452 in connection with the administration, servicing and maintenance of the programme.

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
As at 31 December 2021, there were a total of 187,002 holders of record of HSBC Holdings ordinary shares on the share register.
As at 31 December 2021, a total of 19,321,366 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 14,178 holders of record with addresses in the US. These shares represented 0.09% of the total HSBC Holdings ordinary shares in issue.
As at 31 December 2021, there were 5,087 holders of record of ADSs holding approximately 88.02m ADSs, representing approximately 440.1m HSBC Holdings ordinary shares, 4,993 of these holders had addresses in the US, holding approximately 87.99m ADSs, representing approximately 439.97m HSBC Holdings ordinary shares. As at 31 December 2021, approximately 2.13% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

Memorandum and Articles of Association
The disclosure under the caption ‘Memorandum and Articles of Association’ contained in Form 20-F for the years ended
31 December 2000, 2001, 2014 and 2018 is incorporated by reference herein.

430	HSBC Holdings plc

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
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FCA require each listed company incorporated in the UK to include in its annual report and accounts a statement of how it has applied the principles of The UK Corporate Governance Code issued by the Financial Reporting Council and a statement as to whether or not it has complied with the code provisions of The UK Corporate Governance Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the code provisions, or complied with only some of the code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the code provisions with which it has not complied, and (where relevant) for which part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2021 with the applicable code provisions of The UK Corporate Governance Code. The UK Corporate Governance Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.
Under NYSE standards, companies are required to have a nominating/corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Nomination Committee during 2021 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Nomination Committee, which comply with the UK Corporate Governance Code, require a majority of members to be independent non-executive Directors. In addition to identifying individuals qualified to become Board members, a nominating/corporate governance committee must develop and recommend to the Board a set of corporate governance principles.
The Nomination Committee’s terms of reference do not require it to develop and recommend corporate governance principles for HSBC Holdings, as HSBC Holdings is subject to the corporate governance principles of the UK Corporate Governance Code.
The Board of Directors is responsible under its terms of reference for the development and review of Group policies and practices on corporate governance.
Under the NYSE standards, companies are required to have a compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Group Remuneration Committee during 2021 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Group Remuneration Committee, which comply with the UK Corporate Governance Code, require at least three members to be independent non-executive Directors. A compensation committee must review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate a chief executive officer’s performance in light of these goals and objectives. The Group Remuneration Committee’s terms of reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives that are set by the Board of Directors.
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
In accordance with the requirements of the UK Corporate Governance Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on page 332) and provides extensive information regarding Directors’ compensation in the Directors’ remuneration report (on page 290). The terms of reference of HSBC Holdings’ Group Audit, Group Nomination, Group Remuneration and Group Risk Committees are available at www.hsbc.com/who-we-are/leadership-and-governance/board-committees.
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
In 2021, the Board endorsed the Statement of Business Principles and Code of Conduct, which, pursuant to the requirements of the Sarbanes-Oxley Act, incorporates the Sarbanes-Oxley code of ethics (the “Sarbanes-Oxley Principles”) applicable to the Group Chief Executive, as the principal executive officer, and to the Group Chief Financial Officer and Global Financial Controller. The Statement of Business Principles and Code of Conduct applies to the employees of all our companies. The Statement of Business Principles and Code of Conduct is available on www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct or from the Group Company Secretary and Chief Governance Officer at
8 Canada Square, London E14 5HQ. During 2021, HSBC Holdings granted no waivers from its code of ethics.
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

HSBC Holdings plc	431

Additional information

Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description
Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

432	HSBC Holdings plc

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART1
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer statistics and Expected Timetable	Not required for Annual Report	—
3. Key information
A. [Reserved]
B. Capitalisation and Indebtedness	Not required for Annual Report	—
C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
D. Risk Factors	Risk Review	155-166
4. Information on the Company
A. History and Development of the Company	Shareholder information	427,437
	Strategic Report	2-41
	ESG Review	42-88
	Financial Review	89-143
	Risk Review	144-252
	Report of the Directors: Corporate Governance Report	253-332
B. Business review	Strategic Report	2-41
	Financial Review	89-143
	Note 10 on the Financial Statements - Segmental analysis	369-371
C. Organisational Structure	Strategic Report	2-41
	Report of the Directors: Corporate Governance Report - Principal subsidiaries	267
	Note 19 on the Financial Statements - Investments in subsidiaries	390
	Note 38 on the Financial Statements - HSBC Holdings’ subsidiaries, joint ventures and associates	416
D. Property, Plants and Equipment	Not Applicable	—
4 A..Unresolved Staff Comments	Not Applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	2-41
	Financial Review	89-143
	Risk Review	144-252
	Note 15 on the Financial Statements - Derivatives	380-384
B. Liquidity and Capital Resources	Financial Review - Loan maturity and interest sensitivity analysis	107
	Risk Review - Capital and Liquidity Risk	225-239
	Risk Review - Insurance Manufacturing Operations Risk	246-252
	Note 29 on the Financial Statements - Maturity analysis of assets, liabilities and off-balance sheet commitments	401-406
	Note 32 on the Financial Statements - Contingent liabilities, contractual commitments and guarantees	409-410
C. Research and Development, Patents and Licences, etc.	Not Applicable	—
D. Trend Information	Strategic Report	2-41
	Financial Review	89-143
	Risk Review	144-252
E. Critical Accounting Estimates	Not Applicable	—
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	253-332
B. Compensation	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	290-323
	Note 5 on the Financial Statements - Employee compensation and benefits	359-365
	Note 35 on the Financial Statements - Related party transactions	413-415
C. Board Practices	Report of the Directors: Corporate Governance Report	253-332
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	290-323
D. Employees	Report of the Directors: Corporate Governance Report	253-332
	Strategic Report	2-41
	ESG Review - Employees	70-78
	Note 5 on the Financial Statements - Employee compensation and benefits	359-365
	Note 35 on the Financial Statements - Related party transactions	413-415
E. Share Ownership	Report of the Directors: Corporate Governance Report	253-332
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	290-323
	Note 5 on the Financial Statements - Employee compensation and benefits	359-365
	Note 31 on the Financial Statements - Called up share capital and other equity instruments	407-409

HSBC Holdings plc	433

Additional information

Form 20-F Item Number and Caption	Location	Page

7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance Report	253-332
B. Related Party Transactions	Note 35 on the Financial Statements - Related party transactions	413-415
C. Interests of Experts and Counsel	Not required for Annual Report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	336-424
	Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	334-335
	Shareholder Information	425
B. Significant Changes	Note 37 on the Financial Statements - Events after the Balance Sheet date	416
9. The Offer and Listing
A. Offer and Listing Details	Not required for Annual Report	—
B. Plan of Dlstribution	Not required for Annual Report	—
C. Markets	Shareholder Information	430
D. Exchange Controls	Not required for Annual Report	—
E. Taxation	Not required for Annual Report	—
F. Dividends and Paying Agents	Not required for Annual Report	—
10. Additional Information
A. Share Capital	Not required for Annual Report	—
B. Memorandum and Articles of Association	Shareholder Information	430
C. Material Contracts	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	301
	Note 34 on the Financial Statements - Legal proceedings and regulatory matters	391-395
D. Exchange Controls	Shareholder Information	429
E. Taxation	Shareholder Information	428-429
F. Dividends and Paying Agents	Not required for Annual Report	—
G. Statements by Experts	Not required for Annual Report	—
H. Documents on Display	Shareholder Information	426-427
I. Subsidiary Information	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Review - Market risk	239-243
	Note 15 on the Financial Statements - Derivatives	380-384
	Note 16 on the Financial Statements - Financial investments	384-385
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depository Shares	Taxation of shares and dividends	428-429
	Shareholder information	426-427
PART II
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	334-335
	Financial Review: Other Information	134-143
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	323-325
16B. Code of Ethics	Shareholder Information	430-431
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	276-280
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	323-325
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Shareholder Information	430-431
PART III
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	336-424
19. Exhibits (including Certifications)		*

434	HSBC Holdings plc

Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
MXN	Mexican peso
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
A
ABS¹	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AGM	Annual General Meeting
AI	Artificial intelligence
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
AML DPA	Five-year deferred prosecution agreement with the US Department of Justice, entered into in December 2012
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Basel Committee	Basel Committee on Banking Supervision
Basel II¹	2006 Basel Capital Accord
Basel III¹	Basel Committee’s reforms to strengthen global capital and liquidity rules
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps¹	Basis points. One basis point is equal to one-hundredth of a percentage point
BVI	British Virgin Islands
C
CAPM	Capital asset pricing model
CDS¹	Credit default swap
CEA	Commodity Exchange Act (US)
CET1¹	Common equity tier 1
CGUs	Cash-generating units
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COSO	2013 Committee of the Sponsors of the Treadway Commission (US)
CP¹	Commercial paper
CRD IV¹	Capital Requirements Regulation and Directive
CRR¹	Customer risk rating
CRR II¹	Revised Capital Requirements Regulation and Directive, as implemented
CSA	Credit support annex
CSM	Contractual service margin
CVA¹	Credit valuation adjustment
D
Deferred Shares	Awards of deferred shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and seven years from the date of the award, and normally subject to the individual remaining in employment
Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act (US)
DoJ	US Department of Justice
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DVA¹	Debt valuation adjustment

E
EAD¹	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied
EEA	European Economic Area
Eonia	Euro Overnight Index Average
EPC	Energy performance certificate
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FAST-Infra	Finance to Accelerate the Sustainable Transition-Infrastructure
FCA	Financial Conduct Authority (UK)
FFVA	Funding fair value adjustment estimation methodology on derivative contracts
FPA	Fixed pay allowance
FRB	Federal Reserve Board (US)
FRC	Financial Reporting Council
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FTE	Full-time equivalent staff
FTSE	Financial Times Stock Exchange index
FVOCI¹	Fair value through other comprehensive income
FVPL¹	Fair value through profit or loss
FX	Foreign exchange
FX DPA	Three-year deferred prosecution agreement with the US Department of Justice, entered into in January 2018
G
GAAP	Generally accepted accounting principles
GAC	Group Audit Committee
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
GMP	Guaranteed minimum pension
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
HMRC	HM Revenue and Customs
HNAH	HSBC North America Holdings Inc.
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Continental Europe	HSBC Continental Europe

HSBC Holdings plc	435

Additional information

HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC International Trust Services (Ireland) Limited
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBA	ICE Benchmark Administration
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IEA	International Energy Agency
IFRSs	International Financial Reporting Standards
ILAAP	Internal liquidity adequacy assessment process
IMA	Internal model approach
IMM	Internal model method
IRB¹	Internal ratings-based
ISDA	International Swaps and Derivatives Association
J
JV	Joint venture
K
KMP	Key Management Personnel
L
LCR	Liquidity coverage ratio
LGBT+	Lesbian, gay, bisexual and transgender. The plus sign denotes other non-mainstream groups on the spectrums of sexual orientation and gender identity
LGD¹	Loss given default
Libor	London interbank offered rate
Long term	For our strategic goals, we define long term as five to six years, commencing 1 January 2020
LTI	Long-term incentive
LTV¹	Loan to value
M
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our strategic goals, we define medium term as three to five years, commencing 1 January 2020
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
MRT¹	Material Risk Taker
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit provisions, also referred to as revenue
NGO	Non-governmental organisation
NII	Net interest income
NIM	Net interest margin
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
NZBA	Net-Zero Banking Alliance
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC¹	Over-the-counter
P
PACTA	Paris Agreement Capital Transition Assessment
PBT	Profit before tax
PCAF	Partnership for Carbon Accounting Financials
PD¹	Probability of default

Performance shares¹	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
POCI	Purchased or originated credit-impaired financial assets
PPI	Payment protection insurance
PRA	Prudential Regulation Authority (UK)
PRC	People’s Republic of China
Principal plan	HSBC Bank (UK) Pension Scheme
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RAS	Risk appetite statement
Repo¹	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RFR	Risk-free rate
RMM	Group Risk Management Meeting
RNIV	Risk not in VaR
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA¹	Risk-weighted asset
S
SABB	The Saudi British Bank
SAPS	Self-administered pension scheme
SASB	Sustainability Accounting Standards Board
SBTi	Science Based Targets initiative
SDG	United Nation’s Sustainable Development Goals
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
SOFR	Secured Overnight Financing Rate
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
Sonia	Sterling Overnight Index Average
SPE¹	Special purpose entity
T
TCFD¹	Task Force on Climate-related Financial Disclosures
THBFIX	Thai Baht Interest Rate Fixing
TNFD	Taskforce on Nature-related Financial Disclosures
TSR¹	Total shareholder return
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR¹	Value at risk
VIU	Value in use
W
WEF	World Economic Forum
WPB	Wealth and Personal Banking, a global business
1    A full definition is included in the glossary to the Annual Report and Accounts 2021 which is available at www.hsbc.com/investors.

436	HSBC Holdings plc

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
© Copyright HSBC Holdings plc 2022
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc
Published by Global Finance, HSBC Holdings plc, London
Designed by Superunion, London (Strategic Report and ESG review) and by Global Finance with Superunion (rest of Annual Report and Accounts)

HSBC Holdings plc	437

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
4.6    Service Agreement dated June 25, 2018 between HSBC Holdings plc and Ewen Stevenson (incorporated by reference to Exhibit 4.8 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 20, 2019).
4.7    Service Agreement dated March 18, 2020 between HSBC Holdings plc and Noel Quinn (incorporated by reference to Exhibit 4.9 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February, 24, 2021).
4.8    Engagement Letter dated March 12, 2017, between HSBC Holdings plc and Mark Tucker (incorporated by reference to Exhibit 4.11 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 20, 2018).
8.1    Subsidiaries of HSBC Holdings plc (set forth in Note 38 to the consolidated financial statements included in this Form 20-F).
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

Date: 23 February 2022