Form 20-F
period 2023-12-31
HSBC HOLDINGS PLC
filed 2024-02-22
CIK 1089113

As filed with the Securities and Exchange Commission on February 22, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Jonathan Bingham
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 3268 4840
Email jonathan.bingham@hsbc.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value US$0.50 each (GB0005405286)	HSBA	London Stock Exchange
	5	Hong Kong Stock Exchange
	HSBC.BH	Bermuda Stock Exchange

	HSBC	New York Stock Exchange	*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each (US4042804066)	HSBC	New York Stock Exchange
7.625% Subordinated Notes due 2032 (US404280AF65)	HSBC/32A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280AE90)	HSBC/32B	New York Stock Exchange
6.5% Subordinated Notes 2036 (US404280AG49)	HSBC36	New York Stock Exchange
6.5% Subordinated Notes 2037 (US404280AH22)	HSBC37	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280AJ87)	HSBC38	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042 (US404280AM17)	HSBC42	New York Stock Exchange
4.250% Subordinated Notes due 2024 (US404280AP48)	HSBC24	New York Stock Exchange
5.250% Subordinated Notes due 2044 (US404280AQ21)	HSBC44	New York Stock Exchange
4.250% Subordinated Notes due 2025 (US404280AU33)	HSBC25	New York Stock Exchange
4.300% Senior Unsecured Notes due 2026 (US404280AW98)	HSBC26	New York Stock Exchange

3.900% Senior Unsecured Notes due 2026 (US404280BB43)	HSBC26A	New York Stock Exchange
4.375% Subordinated Notes due 2026 (US404280BH13)	HSBC26B	New York Stock Exchange
4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280BK42)	HSBC28	New York Stock Exchange

4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280BT50)	HSBC29	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2026 (US404280BW89)	HSBC26D	New York Stock Exchange
4.292% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280BX62)	HSBC26C	New York Stock Exchange
3.803% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280BZ11)	HSBC25A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2025 (US404280CA50)	HSBC25B	New York Stock Exchange
3.000% Resettable Senior Unsecured Notes due 2028 (XS1961843171)	HSBC28A	New York Stock Exchange
3.973% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280CC17)	HSBC30	New York Stock Exchange
3.00% Resettable Senior Unsecured Notes due 2030 (XS2003500142)	HSBC30A	New York Stock Exchange
2.633% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280CE72)	HSBC25C	New York Stock Exchange
4.950% Fixed Rate Senior Unsecured Notes due 2030 (US404280CF48)	HSBC30B	New York Stock Exchange

2.099% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CG21)	HSBC26E	New York Stock Exchange
2.848% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CH04)	HSBC31	New York Stock Exchange
1.645% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CJ69)	HSBC26F	New York Stock Exchange
2.357% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CK33)	HSBC31A	New York Stock Exchange
2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280CL16)	HSBC28B	New York Stock Exchange
1.589% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CM98)	HSBC27	New York Stock Exchange
1.750% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (XS2322315727)	HSBC27A	New York Stock Exchange
0.976% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280CS68)	HSBC25	New York Stock Exchange
2.804% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CT42)	HSBC32	New York Stock Exchange

2.206% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280CV97)	HSBC29A	New York Stock Exchange
1.162% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (US404280CW70)	HSBC24D	New York Stock Exchange
2.251% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CX53)	HSBC27B	New York Stock Exchange
2.871% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CY37)	HSBC32A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2024 (US404280CZ02)	HSBC24E	New York Stock Exchange
2.999% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280DA42)	HSBC26G	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2026 (US404280DB25)	HSBC26H	New York Stock Exchange
4.762% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DC08)	HSBC33	New York Stock Exchange
4.180% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (US404280DE63)	HSBC25E	New York Stock Exchange
4.755% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DF39)	HSBC28C	New York Stock Exchange

5.210% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DG12)	HSBC28D	New York Stock Exchange
5.402% Fixed Rate/Floating Rate Senior Unsecured Notes due 2033 (US404280DH94)	HSBC33A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280DJ50)	HSBC32B	New York Stock Exchange
7.625% Subordinated Notes due 2032 (US404280DK24)	HSBC32C	New York Stock Exchange
6.5% Subordinated Notes Due 2036 (US404280DL07)	HSBC36A	New York Stock Exchange
6.5% Subordinated Notes Due 2037 (US404280DM89)	HSBC37A	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280DN62)	HSBC38A	New York Stock Exchange
7.336% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280DQ93)	HSBC26I	New York Stock Exchange
7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DR76)	HSBC28E	New York Stock Exchange
8.113% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DS59)	HSBC33B	New York Stock Exchange
6.161% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280DU06)	HSBC29B	New York Stock Exchange
6.254% Fixed Rate/Floating Rate Senior Unsecured Notes due 2034 (US404280DV88)	HSBC34	New York Stock Exchange
6.332% Fixed Rate/Floating Rate Senior Unsecured Notes due 2044 (US404280DW61)	HSBC44A	New York Stock Exchange
6.547% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280DX45)	HSBC34A	New York Stock Exchange
5.887% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280DZ92)	HSBC27C	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2027 (US404280DY28)	HSBC27D	New York Stock Exchange
6.800% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (XS2685873908)	HSBC31B	New York Stock Exchange
7.399% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280EC98)	HSBC34B	New York Stock Exchange
*Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, nominal value US$0.50 each 19,262,728,193
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 from their obligations under those Sections.
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
APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

Opening up a world of opportunity
Our ambition is to be the preferred
international financial partner for our clients.
Our purpose, ambition and values reflect our
strategy and support our focus on execution.
Read more on our values and
    strategy on pages 4 and 11.

Contents
Strategic report
1 Performance in 2023
1a Cautionary statement regarding
forward-looking statements
1b Additional cautionary statement
regarding ESG data, metrics and
forward-looking statements
1d Approach to ESG reporting
1f Insurance manufacturing alternative
performance measures
1f Certain defined terms
2 Highlights
4 Who we are
6 Group Chairman’s statement
8 Group Chief Executive’s review
11 Our strategy
14 ESG overview
24 Remuneration
25 Financial overview
30 Global businesses
37 Risk overview
Environmental, social and
governance (‘ESG’) review
42 Our approach to ESG
44 Environmental
75 Social
87 Governance
Financial review
100 Financial summary
124 Global businesses and geographical
regions
145 Reconciliation of alternative
performance measures
150 Other information
Risk review
159 Our approach to risk
163 Top and emerging risks
168 Risk factors
181 Our material banking risks
Corporate governance report
275 Biographies of Directors and senior
management
298 Board committees
315 Directors’ remuneration report
Financial statements
354 Report of Independent Registered
Public Accounting Firm to the Board of
Directors and Shareholders of HSBC
Holdings plc (PCAOB ID 876)
356 Financial statements
368 Notes on the financial statements
Additional information
462 Shareholder information
473 Abbreviations
This Strategic Report was approved by
the Board on 21 February 2024.
Mark E Tucker
Group Chairman
A reminder
The currency we report in is US dollars.
Our approach to ESG reporting
We embed our ESG reporting and Task
Force on Climate-related Financial
Disclosures (‘TCFD’) within this Form 20-F
for the year ended 31 December 2023 (the
‘Form 20-F’). Our TCFD disclosures are
highlighted with the following symbol: TCFD
Constant currency performance
We supplement our IFRS Accounting
Standards figures with non-IFRS Accounting
Standards measures used by management
internally that constitute alternative
performance measures under European
Securities and Markets Authority guidance
and non-GAAP financial measures defined in
and presented in accordance with US
Securities and Exchange Commission rules
and regulations. These measures are
highlighted with the following symbol:
Further explanation may be found on page
29.
IFRS 17 ‘Insurance Contracts’
From 1 January 2023, we adopted IFRS 17
‘Insurance Contracts’, which replaced IFRS 4
‘Insurance Contracts’. Comparative data
have been restated. For further details of our
adoption of IFRS 17, see page 100.
None of the websites referred to in this Form
20-F (including where a link is provided), and
none of the information contained on such
websites, are incorporated by reference in
this report.
HSBC Holdings plc
Performance in 2023
HSBC is one of the world’s leading
international banks.
We have a clear strategy to deliver revenue
and profit growth, enhance customer service
and improve returns to shareholders.

Financial performance
indicators
Our financial performance indicators
demonstrate our continued focus on the
delivery of sustainable returns for our
shareholders and providing a strengthened
platform for growth. They also provide
insight into the performance that has driven
the outcomes of our financial targets.
Read more on our financial performance in 2023
on pages 2 and 27.
For an explanation of performance against our key
Group financial targets, see page 25.
For a reconciliation of our target basis operating
expenses to reported operating expenses, see page
148.
For our financial targets we define medium term
as three to four years and long term as five to six
years, commencing 1 January 2024.
Return on average tangible equity
14.6%
(2022: 10.0%)
Profit before tax
$30.3bn
(2022: $17.1bn)
Operating expenses
$32.1bn
Target basis operating expenses up 6% to
$31.6bn
(2022: $32.7bn)
Common equity tier 1 capital ratio
14.8%
(2022: 14.2%)
Dividend per share
$0.61
(2022 dividend per share: $0.32)

Strategic performance
indicators
Our strategy supports our ambition of being
the preferred international financial partner
for our clients.
We are committed to building a business for
the long term, developing relationships that
last.
Read more on our strategy on pages 11 to 13.
Read more on multi-jurisdictional client revenue
on page 124.
Read more on how we set and define our ESG
metrics on page 16.
Read more on our definition of sustainable finance
and investment on page 49.
We no longer report the metric ‘Asia as a
percentage of Group tangible equity’.
Net new invested assets
$84bn
Generated in 2023, of which $47bn were in
Asia.
(2022: $80bn generated, of which $59bn
were in Asia)
Wholesale multi-jurisdictional client
revenue
61%
Wholesale client revenue generated by
clients banking with us across multiple
markets.
Digitally active Commercial Banking
customers
83%
(2022: 78%)
Gender diversity
34.1%
Women in senior leadership roles.
(2022: 33.3%)
Sustainable finance and investment
$294.4bn
Cumulative total provided and facilitated
since January 2020.
(2022: $210.7bn)
HSBC Holdings plc 1
Cautionary statement regarding forward-looking statements
This Form 20-F contains certain forward-
looking statements with respect to HSBC’s
financial condition; results of operations and
business, including the strategic priorities;
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
–changes in general economic conditions in
the markets in which we operate, such as
new, continuing or deepening recessions,
prolonged inflationary pressures and
fluctuations in employment levels and the
creditworthiness of customers beyond
those factored into consensus forecasts;
the Russia-Ukraine war and the Israel-
Hamas war and their impact on global
economies and the markets where HSBC
operates, which could have a material
adverse effect on (among other things) our
financial condition, results of operations,
prospects, liquidity, capital position and
credit ratings; deviations from the market
and economic assumptions that form the
basis for our ECL measurements (including,
without limitation, as a result of the Russia-
Ukraine war and the Israel-Hamas war,
inflationary pressures, commodity price
changes, and ongoing developments in the
commercial real estate sector in mainland
China);
–potential changes in HSBC’s dividend
policy; changes and volatility in foreign
exchange rates and interest rates levels,
including the accounting impact resulting
from financial reporting in respect of
hyperinflationary economies; volatility in
equity markets; lack of liquidity in
wholesale funding or capital markets, which
may affect our ability to meet our
obligations under financing facilities or to
fund new loans, investments and
businesses; geopolitical tensions or
diplomatic developments producing social
instability or legal uncertainty, such as the
Russia-Ukraine war or the Israel-Hamas war
(including the continuation and escalation
thereof) and the related imposition of
sanctions and trade restrictions, supply
chain restrictions and disruptions, sustained
increases in energy prices and key
commodity prices, claims of human rights
violations, diplomatic tensions, including
between China and the US, the UK, the EU,
India and other countries, and
developments in Hong Kong and Taiwan,
alongside other potential areas of tension,
which may adversely affect HSBC by
creating regulatory, reputational and market
risks; the efficacy of government,
customer, and HSBC’s actions in managing
and mitigating ESG risks, in particular
climate risk, nature-related risks and human
rights risks, and in supporting the global
transition to net zero carbon emissions,
each of which can impact HSBC both
directly and indirectly through our
customers and which may result in
potential financial and non-financial impacts;
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
exposure to counterparty risk, including
third parties using us as a conduit for illegal
activities without our knowledge; the
discontinuation of certain key Ibors and the
transition of the remaining legacy Ibor
contracts to near risk-free benchmark rates,
which continues to expose HSBC to some
financial and non-financial risks; and price
competition in the market segments we
serve;
–changes in government policy and
regulation, including the monetary, interest
rate and other policies of central banks and
other regulatory authorities in the principal
markets in which we operate and the
consequences thereof (including, without
limitation, actions taken as a result of the
–impact of the Russia-Ukraine war on
inflation); initiatives to change the size,
scope of activities and interconnectedness
of financial institutions in connection with
the implementation of stricter regulation of
financial institutions in key markets
worldwide; revised capital and liquidity
benchmarks, which could serve to
deleverage bank balance sheets and lower
returns available from the current business
model and portfolio mix; changes to tax
laws and tax rates applicable to HSBC,
including the imposition of levies or taxes
designed to change business mix and risk
appetite; the practices, pricing or
responsibilities of financial institutions
serving their consumer markets;
expropriation, nationalisation, confiscation
of assets and changes in legislation relating
to foreign ownership; the UK’s relationship
with the EU, which continues to be
characterised by uncertainty and political
disagreement, despite the signing of the
Trade and Cooperation Agreement
between the UK and the EU, particularly
with respect to the potential divergence of
UK and EU law on the regulation of financial
services; changes in government approach
and regulatory treatment in relation to ESG
disclosures and reporting requirements,
and the current lack of a single
standardised regulatory approach to ESG
across all sectors and markets; changes in
UK macroeconomic and fiscal policy, which
may result in fluctuations in the value of the
pound sterling; general changes in
government policy that may significantly
influence investor decisions; the costs,
effects and outcomes of regulatory
reviews, actions or litigation, including any
additional compliance requirements; and
the effects of competition in the markets
where we operate including increased
competition from non-bank financial
services companies; and
–factors specific to HSBC, including our
success in adequately identifying the risks
we face, such as the incidence of loan
losses or delinquency, and managing those
risks (through account management,
hedging and other techniques); our ability to
achieve our financial, investment, capital
and ESG targets, commitments and
ambitions (including the positions set forth
in our thermal coal phase-out policy and our
energy policy and our targets to reduce our
on-balance sheet financed emissions and,
where applicable, facilitated emissions in
our portfolio of selected high-emitting
sectors), which may result in our failure to
achieve any of the expected benefits of our
strategic priorities; evolving regulatory
requirements and the development of new
technologies, including artificial intelligence,
affecting how we manage model risk;
model limitations or failure, including,

1a	HSBC Holdings plc
–
–Cautionary statement regarding forward-looking statements continued
–without limitation, the impact that high
inflationary pressures and rising interest
rates have had on the performance and
usage of financial models, which may
require us to hold additional capital, incur
losses and/or use compensating controls,
such as judgemental post-model
adjustments, to address model limitations;
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
the accuracy and effective use of data,
including internal management information
that may not have been independently
verified; changes in insurance customer
behaviour and insurance claim rates; our
dependence on loan payments and
dividends from subsidiaries to meet our
obligations; changes in our reporting
frameworks and accounting standards,
which have had and may continue to have a
material impact on the way we prepare our
financial statements; our ability to
successfully execute planned strategic
acquisitions and disposals; our success in
adequately integrating acquired businesses
into our business, including the integration
of SVB UK into our CMB business; changes
in our ability to manage third-party, fraud,
financial crime and reputational risks
inherent in our operations; employee
misconduct, which may result in regulatory
sanctions and/or reputational or financial
harm; changes in skill requirements, ways
of working and talent shortages, which may
affect our ability to recruit and retain senior
management and diverse and skilled
personnel; and changes in our ability to
develop sustainable finance and ESG-
related products consistent with the
evolving expectations of our regulators, and
our capacity to measure the environmental
and social impacts from our financing
activity (including as a result of data
limitations and changes in methodologies),
which may affect our ability to achieve our
ESG ambitions, targets and commitments,
including our net zero ambition, our targets
to reduce on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set forth
in our thermal coal phase-out policy and our
energy policy, and increase the risk of
greenwashing. Effective risk management
depends on, among other things, our ability
through stress testing and other techniques
to prepare for events that cannot be
captured by the statistical models it uses;
our success in addressing operational, legal
and regulatory, and litigation challenges;
and other risks and uncertainties we
identify in ‘Top and emerging risks’ on
pages 163 to 167.
This Form 20-F contains a number of
images, graphics, infographics, text boxes
and illustrative case studies and credentials
which aim to give a high-level overview of
certain elements of our disclosures and to
improve accessibility for readers. These
images, graphics, infographics, text boxes
and illustrative case studies and credentials
are designed to be read within the context of
the Form 20-F as a whole.

Additional cautionary statement regarding ESG data, metrics and forward-
looking statements
This Form 20-F contains a number of
forward-looking statements (as defined
above) with respect to HSBC’s ESG targets,
commitments, ambitions, climate-related
pathways, processes and plans, and the
methodologies and scenarios we use, or
intend to use, to assess our progress in
relation to these (‘ESG-related forward-
looking statements’).
In preparing the ESG-related information
contained in this Form 20-F, HSBC has made
a number of key judgements, estimations
and assumptions, and the processes and
issues involved are complex. We have used
ESG (including climate) data, models and
methodologies that we consider, as of the
date on which they were used, to be
appropriate and suitable to understand and
assess climate change risk and its impact, to
analyse financed emissions - and operational
and supply chain emissions, to set ESG-
related targets and to evaluate the
classification of sustainable finance and
investments. However, these data, models
and methodologies are often new, are
rapidly evolving and are not of the same
standard as those available in the context of
other financial information, nor are they
subject to the same or equivalent disclosure
standards, historical reference points,
benchmarks or globally accepted accounting
principles. In particular, it is not possible to
rely on historical data as a strong indicator of
future trajectories in the case of climate
change and its evolution. Outputs of models,
processed data and methodologies are also
likely to be affected by underlying data
quality, which can be hard to assess and we
expect industry guidance, market practice,
and regulations in this field to continue to
change. We also face challenges in relation
to our ability to access data on a timely
basis, lack of consistency and comparability
between data that is available and our ability
to collect and process relevant data.
Consequently, the ESG-related forward-
looking statements and ESG metrics
disclosed in this Form 20-F carry an
additional degree of inherent risk and
uncertainty.
Due to the unpredictable evolution of climate
change and its future impact and the
uncertainty of future policy and market
response to ESG-related issues and the
effectiveness of any such response, HSBC
may have to re-evaluate its progress towards
its ESG ambitions, commitments and targets
in the future, update the methodologies it
uses or alter its approach to ESG (including
climate) analysis and may be required to
amend, update and recalculate its ESG
disclosures and assessments in the future, as
market practice and data quality and
availability develop.
No assurance can be given by or on behalf of
HSBC as to the likelihood of the achievement
or reasonableness of any projections,
estimates, forecasts, targets, commitments,
ambitions, prospects or returns contained
herein. Readers are cautioned that a number
of factors, both external and those specific to
HSBC, could cause actual achievements,
results, performance or other future events
or conditions to differ, in some cases
materially, from those stated, implied and/or
reflected in any ESG-related forward-looking
statement or metric due to a variety of risks,
uncertainties and other factors (including
without limitation those referred to below):

HSBC Holdings plc	1b
Additional cautionary statement regarding ESG data, metrics and forward-
looking statements continued
–Climate change projection risk: this
includes, for example, the evolution of
climate change and its impacts, changes
in the scientific assessment of climate
change impacts, transition pathways and
future risk exposure and limitations of
climate scenario forecasts;
–ESG projection risk: ESG metrics are
complex and are still subject to
development. In addition, the scenarios
employed in relation to them, and the
models that analyse them have limitations
that are sensitive to key assumptions and
parameters, which are themselves subject
to some uncertainty, and cannot fully
capture all of the potential effects of
climate, policy and technology-driven
outcomes;
–Changes in the ESG regulatory landscape:
this involves changes in government
approach and regulatory treatment in
relation to ESG disclosures and reporting
requirements, and the current lack of a
single standardised regulatory approach to
ESG across all sectors and markets;
–Variation in reporting standards: ESG
reporting standards are still developing
and are not standardised or comparable
across all sectors and markets, new
reporting standards in relation to different
ESG metrics are still emerging;
–Data availability, accuracy, verifiability and
data gaps: our disclosures are limited by
the availability of high quality data in some
areas and our own ability to timely collect
and process such data as required. Where
data is not available for all sectors or
consistently year on year, there may be an
impact to our data quality scores. While
we expect our data quality scores to
improve over time, as companies continue
to expand their disclosures to meet
growing regulatory and stakeholder
expectations, there may be unexpected
fluctuations within sectors year on year,
and/or differences between the data
quality scores between sectors. Any such
changes in the availability and quality of
data over time, or our ability to collect and
process such data, could result in
revisions to reported data going forward,
including on financed emissions, meaning
that such data may not be reconcilable or
comparable year-on year;
–Developing methodologies and scenarios:
the methodologies and scenarios HSBC
uses to assess financed emissions and set
ESG-related targets may develop over
time in line with market practice,
regulation and/or developments in
science, where applicable. Such
developments could result in revisions to
reported data, including on financed
emissions or the classification of
sustainable finance and investments,
meaning that data outputs may not be
reconcilable or comparable year-on year;
and
–Risk management capabilities: global
actions, including HSBC’s own actions,
may not be effective in transitioning to net
zero and in managing relevant ESG risks,
including in particular climate, nature-
related and human rights risks, each of
which can impact HSBC both directly and
indirectly through our customers, and
which may result in potential financial and
non-financial impacts to HBSC. In
particular:
–we may not be able to achieve our ESG
targets, commitments and ambitions
(including with respect to the positions set
forth in our thermal coal phase-out policy
and our energy policy, and our targets to
reduce our on-balance sheet financed
emissions and, where applicable,
facilitated emissions in our portfolio of
selected high-emitting sectors), which
may result in our failure to achieve some
or all of the expected benefits of our
strategic priorities; and
–we may not be able to develop sustainable
finance and ESG-related products
consistent with the evolving expectations
of our regulators, and our capacity to
measure the environmental and social
impacts from our financing activity may
diminish (including as a result of data and
model limitations and changes in
methodologies), which may affect our
ability to achieve our ESG targets,
commitments and ambitions, including our
net zero ambition, our targets to reduce
our on-balance sheet financed emissions
and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set
forth in our thermal coal phase-out policy
and energy policy, and increase the risk of
greenwashing.
Any forward-looking statements made by or
on behalf of HSBC speak only as of the date
they are made. HSBC expressly disclaims
any obligation to revise or update these ESG
forward-looking statements, other than as
expressly required by applicable law.
Written and/or oral ESG-related forward-
looking statements may also be made in our
periodic reports to the US Securities and
Exchange Commission, summary financial
statements to shareholders, proxy
statements, offering circulars and
prospectuses, press releases and other
written materials, and in oral statements
made by HSBC’s Directors, officers or
employees to third parties, including financial
analysts.
Our data dictionaries and methodologies for
preparing the above ESG-related metrics and
third-party limited assurance reports can be
found on: www.hsbc.com/who-we-are/esg-
and-responsible-business/esg-reporting-
centre.

1c	HSBC Holdings plc
Approach to ESG reporting
The information set out in the ESG review on
pages 41 to 98, taken together with other
information relating to ESG issues included
in this Form 20-F, aims to provide key ESG
information and data relevant to our
operations for the year ended 31 December
2023. The data is compiled for the financial
year 1 January to 31 December 2023 unless
otherwise specified. Measurement
techniques and calculations are explained
next to data tables where necessary. There
are no significant changes from the previous
reporting period in terms of scope, boundary
or measurement of our reporting of ESG
matters. Where relevant, rationale is
provided for any restatement of information
or data that has been previously published.
We have also considered our obligations
under the Environmental, Social and
Governance Reporting Guide contained in
Appendix C2 to The Rules Governing the
Listing of Securities on the Stock Exchange
of Hong Kong Limited (‘ESG Guide’) and
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
–A1(b) on relevant laws/regulations relating
to air and greenhouse gas emissions,
discharges into water and land, and
generation of hazardous and non-
hazardous waste, and on emissions:
taking into account the nature of our
business, we do not believe that there are
relevant laws and regulations in these
areas that have significant impacts on our
operations. Nevertheless, we are fully
compliant with our publication of
information regarding scope 1 and 2
carbon emissions, while we only partially
publish information on scope 3 carbon
emissions, as the data required for that
publication is not yet fully available.
–A1.3 on total hazardous waste produced,
A1.4 on total non-hazardous waste
produced: Taking into account the nature
of our business, we do not consider
hazardous waste to be a material issue for
our stakeholders. As such, we report only
on total waste produced, which includes
hazardous and non-hazardous waste.
–A1.6 on handling hazardous and non-
hazardous waste: Taking into account the
nature of our business, we do not
consider this to be a material issue for our
stakeholders. Notwithstanding this, we
continue to focus on the reduction and
recycling of all waste. Building on the
success of our previous operational
environmental strategy, we are continuing
to seek to identify key opportunities
where we can lessen our wider
environmental impact, including waste
management. For further details, please
see our ESG review on page 63.
–A2.4 on sourcing water issue and water
efficiency target: Taking into account the
nature of our business, we do not
consider this to be a material issue for our
stakeholders. Notwithstanding this, we
have implemented measures to further
reduce water consumption through the
installation of flow restrictors, auto-taps
and low or zero flush sanitary fittings and
continue to track our water consumption.
–A2.5 on packaging material, B6(b) on
issues related to health and safety and
labelling relating to products and services
provided, B6.1 on percentage of total
products sold or shipped subject to recalls
for safety and health reasons and B6.4 in
recall procedures: Taking into account the
nature of our business, we do not
consider these to be material issues for
our stakeholders.
This is aligned with the materiality reporting
principle that is set out in the ESG Guide. See
‘How we decide what to measure’ on page
43 for further information on how we
determine what matters are material to our
stakeholders.

HSBC Holdings plc	1d
Approach to ESG reporting continued
TCFD recommendations and recommended disclosures
As noted on page 17, we have considered
our ‘comply or explain’ obligation under both
the UK’s Financial Conduct Authority’s
Listing Rules and Sections 414 CA and
414CB of the UK Companies Act 2006, and
confirm that we have made disclosures
consistent with the TCFD Recommendations
and Recommended Disclosures, including its
annexes and supplemental guidance, save
for certain items, which we summarise
below:
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
between 2026 and 2035; and long term is
between 2036 and 2050. In 2023, we
disclose interim 2030 financed emissions
targets for seven sectors comprising five on-
balance sheet and two combined financed
emissions targets, as we outline on page 18.
For the shipping sector, we have taken a
decision not to set a standalone financed
emissions target. The decision follows a
reduction in our exposure to the sector after
the strategic sale of part of our European
shipping portfolio. This aligns with NZBA
guidelines on sector inclusion for target
setting. We have now set combined on-
balance sheet financed emissions and
facilitated emissions targets for two
emissions-intensive sectors: oil and gas, and
power and utilities, and report the combined
progress for both sectors. We intend to
review the financed emissions baselines and
targets annually and restate where relevant,
to help ensure that they are aligned with
market practice and current climate science.
For further details on the restatements and
targets and progress of financed emissions,
see section ’Our approach to financed
emissions recalculations’ and ’Targets and
Progress’ on page 56 and 57.
Metrics and targets (c) relating to capital
deployment target: We do not currently
disclose a target for capital deployment. In
relation to capital deployment, since 2015,
we have issued more than $2bn of our own
green bonds and structured green bonds
with the capital invested into a variety of
green projects, including: green buildings,
renewable energy and clean transportation
projects. In 2023, we further progressed our
internal review and enhancement of the
green bond framework, with further
refinement including internal and external
review to be undertaken in 2024. This will be
subject to continuous review and monitoring
to ensure that they remain up to date and
reflect updated standards, taxonomies and
best practices. Any such developments in
standards, taxonomies and best practices
over time could result in revisions in our
reporting going forward and lead to
differences year-on-year as compared to
prior years. See the HSBC Green Bond
Report for further information.
Metrics and targets (c) relating to internal
carbon pricing target: We do not currently
disclose internal carbon pricing target due to
transitional challenges such as developing
the appropriate systems and processes, but
we considered carbon prices as an input for
our climate scenario analysis exercise. We
expect to further enhance the disclosure in
the medium term as more data becomes
available.
Impacts on financial planning and
performance
Strategy (b) relating to financial planning and
performance: We have used climate scenarios
to inform our organisation’s business, strategy
and financial planning. In 2023, we continued
to incorporate certain aspects of sustainable
finance and financed emissions within our
financial planning process. We do not fully
disclose impacts from climate-related
opportunities on financial planning and
performance including on revenue, costs and
the balance sheet, quantitative scenario
analysis, detailed climate risk exposures for all
sectors and geographies or physical risk
metrics. This is due to transitional challenges in
relation to data limitations, although nascent
work is ongoing in these areas. We expect
these data limitations to be addressed in the
medium term as more reliable data becomes
available and technology solutions are
implemented.
Strategy (b) related to transition plan: We
published our Group-wide net zero transition
plan in January 2024. In this plan, we
provided an overview of our approach to net
zero and the actions we are taking to help
meet our ambitions. We want to be clear
about our approach, the change underway
today and what we plan to do in the future.
We also want to be transparent about where
there are still unresolved issues and
uncertainties. We are still developing our
disclosures, including considerations of
possible additional data in relation to our
financial plans, budgets, and related financial
approach for the implementation of the
transition plan in the medium term (e.g.
amount of capital and other expenditures
supporting our decarbonisation strategy).
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
In relation to sustainable finance revenue
and assets we are disclosing certain
elements. We expect the data and system
limitations related to financial planning and
performance, and climate-related
opportunities metrics to be addressed in the
medium term as more reliable data becomes
available and technology solutions are
implemented. We expect to further enhance
this disclosure in the medium term.
Impacts of transition and physical risk
Strategy (c) relating to quantitative scenario
analysis: We do not currently fully disclose the
impacts of transition and physical risk
quantitatively, due to transitional challenges
including data limitations and evolving science
and methodologies. In 2023, we have disclosed
the impairment impacts for our wholesale, retail
and commercial real estate portfolios in
different climate scenarios. In addition, we have
disclosed losses on our retail mortgage book
under three scenarios and flood depths for
specific markets. For our wholesale book, we
have disclosed potential implications on our
expected credit losses for 11 sectors under two
scenarios. We have also disclosed a heat map
showing how we expect the risks to evolve
over time.
Metrics and targets (a) relating to detailed
climate-related risk exposure metrics for
physical and transition risks: We do not fully
disclose metrics used to assess the impact of
climate-related physical (chronic) and
transitions (policy and legal, technology and
market) risks on retail lending, parts of
wholesale lending and other financial
intermediary business activities (specifically
credit exposure, equity and debt holdings, or
trading positions, each broken down by
industry, geography, credit quality and average
tenor). We are aiming to develop the
appropriate systems, data and processes to
provide these disclosures in future years. We
disclose the exposure to six high transition risk
wholesale sectors and the flood risk exposure
and Energy Performance Certificate breakdown
for the UK portfolio.
Metrics and targets (c) on targets related to
physical risk: We do not currently disclose
targets used to measure and manage
physical risk. This is due to transitional
challenges including data limitations of
physical risk metrics. For retail, we do not
use targets to measure and manage physical
risk. In 2023 we introduced internally a
global ‘soft trigger’ monitoring and review
process for physical risk exposure where a
market reaches or exceeds a set threshold,
as this ensures markets are actively
considering their balance sheet risk exposure
to peril events. We also consider physical
and transition risk as an input for our climate
scenario analysis exercise.

1e	HSBC Holdings plc
Approach to ESG reporting continued
We expect to further enhance our
disclosures as our data, quantitative scenario
analysis, risk metrics and physical risk
targets evolve, and technology solutions are
implemented in the medium term.
Scope 3 emissions disclosure
Metrics and targets (b) relating to scope 3
emissions metrics: We currently disclose
partial scope 3 greenhouse gas emissions
including business travel, supply chain and
financed emissions. We currently disclose
four out of 15 categories of scope 3
greenhouse gas emissions including
business travel, supply chain and financed
emissions. In relation to financed emissions,
we publish on-balance sheet financed
emissions for a number of sectors as
detailed on page 18. We also publish
facilitated emissions for the oil and gas, and
power and utilities sectors. Future
disclosures on financed emissions and
related risks are reliant on our customers
publicly disclosing their greenhouse gas
emissions, targets and plans, and related
risks. We recognise the need to provide early
transparency on climate disclosures but
balance this with the recognition that
existing data and reporting processes require
significant enhancements.
Other matters
Strategy (b) relating to access to capital: We
have considered the impact of climate-
related issues on our businesses, strategy
and financial planning. Our access to capital
may be impacted by reputational concerns
as a result of climate action or inaction. In
addition, if we are perceived to mislead
stakeholders on our business activities or if
we fail to achieve our stated net zero
ambitions, we could face reputational
damage, impacting our revenue-generating
ability and potentially our access to capital
markets. We expect to further enhance the
disclosure in the medium term as more data
becomes available.
To manage these risks we have integrated
climate risk into our existing risk taxonomy,
and incorporated it within the risk
management framework through the policies
and controls for the existing risks where
appropriate.
Metrics and targets (c) relating to water
usage target: We have described the targets
used by the organisation to manage climate-
related risks and opportunities and
performance against targets. However,
taking into account the nature of our
business, we do not consider water usage to
be a material target for our business and,
therefore, we have not included a target in
this year’s disclosure.
With respect to our obligations under
LR9.8.6R(8) of the FCA’s Listing Rules, as
part of considering what to measure and
publicly report, we perform an assessment to
ascertain the appropriate level of detail to be
included in the climate-related financial
disclosures that are set out in our Annual
Report and Accounts. Our assessment takes
into account factors such as the level of our
exposure to climate-related risks and
opportunities, the scope and objectives of
our climate-related strategy, transitional
challenges, and the nature, size and
complexity of our business. See ‘How we
decide what to measure’ on page 43 for
further information.

Insurance manufacturing alternative performance measures
In addition to IFRS Accounting Standards
based results, HSBC also discloses Insurance
manufacturing value of new business
(‘Insurance Manufacturing VNB’) and
Insurance manufacturing proxy embedded
value (“Insurance Manufacturing PEV’) as
alternative performance measures within its
filings to the London Stock Exchange and
Hong Kong Stock Exchange.
Insurance Manufacturing VNB provides
information about value generation from new
business sold during the period. It is
calculated as the sum of the IFRS 17 new
business CSM and loss component adjusted
for:
–a full attribution of expenses incurred within
our manufacturing operations. IFRS 17
considers only directly attributable
acquisition expenses within the new
business CSM measurement; and
–long-term asset spreads expected to be
generated over the contract term. Under
IFRS 17, new business CSM is in contrast
calculated on a market consistent risk
neutral basis. This also necessitates
changes to the underlying economic
scenario models used in the valuation of
policyholder guarantees to reflect this
basis.
Insurance Manufacturing VNB is measured
before tax and after inclusion of the impact
of reinsurance.
Insurance Manufacturing PEV provides
information about the value of the insurance
manufacturing operations. It is calculated as
total shareholders’ equity plus CSM net of
tax adjusted for:
–a full attribution of expenses incurred
within our manufacturing operations, net
of tax. IFRS 17 considers only directly
attributable acquisition expenses within the
CSM measurement; and
–long-term asset spreads expected to be
generated over the contract term, net of
tax. Under IFRS 17, CSM is in contrast
calculated on a market consistent risk
neutral basis. This also necessitates
changes to the underlying economic
scenario models used in the valuation of
policyholder guarantees to reflect this
basis.
Insurance Manufacturing PEV is measured
after tax and after inclusion of the impact of
reinsurance.

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
Highlights
Financial performance reflected net interest income growth, and we continued to make progress against our four strategic pillars.

Financial performance (vs 2022)
–Profit before tax rose by $13.3bn to
$30.3bn, primarily reflecting revenue
growth. This included a favourable year-on-
year impact of $2.5bn relating to the sale of
our retail banking operations in France,
which completed on 1 January 2024, and a
$1.6bn provisional gain recognised on the
acquisition of Silicon Valley Bank UK
Limited (‘SVB UK‘) in 2023. These were
partly offset by the recognition of an
impairment charge in 2023 of $3.0bn
relating to the investment in our associate,
Bank of Communications Co., Limited
(‘BoCom’), which followed the
reassessment of our accounting value-in-
use. On a constant currency basis, profit
before tax increased by $13.8bn to
$30.3bn. Profit after tax increased by
$8.3bn to $24.6bn.
–Revenue rose by $15.4bn or 30% to
$66.1bn, including growth in net interest
income (‘NII’) of $5.4bn, with rises in all of
our global businesses due to the higher
interest rate environment. Non-interest
income increased by $10.0bn, reflecting a
rise in trading and fair value income of
$6.4bn, mainly in Global Banking and
Markets. The associated funding costs
reported in NII grew by $6.2bn. The
increase also included the impact of the
strategic transactions referred to above,
partly offset by disposal losses of $1.0bn
relating to repositioning and risk
management activities in our hold-to-
collect-and-sell portfolio.
–Net interest margin (‘NIM’) of 1.66%
increased by 24 basis points (‘bps’),
reflecting higher interest rates.
–Expected credit losses and other credit
impairment charges (‘ECL’) were $3.4bn,
a reduction of $0.1bn. The net charge in
2023 primarily comprised stage 3 charges,
notably related to mainland China
commercial real estate sector exposures. It
also reflected continued economic
uncertainty, rising interest rates and
inflationary pressures. ECL were 33bps of
average gross loans, including a 3bps
reduction due to the inclusion of loans and
advances classified as held for sale.
–Operating expenses fell by $0.6bn or 2%
to $32.1bn, mainly due to the non-
recurrence of restructuring and other
related costs following the completion of
our cost to achieve programme at the end
of 2022. This more than offset higher
technology costs, inflationary pressures and
an increase in performance-related pay. We
also incurred a higher UK bank levy and a
charge relating to the Federal Deposit
Insurance Corporation (‘FDIC’) special
assessment in the US. Target basis
operating expenses rose by 6%. This is
measured on a constant currency basis,
excluding notable items and the impact of
the acquisition of SVB UK and related
investments internationally. It also excludes
the impact of retranslating the prior year
results of hyperinflationary economies at
constant currency.
–Customer lending balances rose by
$15bn on a reported basis, but fell by
$3bn on a constant currency basis.
Growth included a $7.8bn reclassification of
secured loans in France from held for sale,
an addition of $8bn from the acquisition of
SVB UK, and higher mortgage balances in
HSBC UK and Hong Kong. These increases
were more than offset by a reduction in
wholesale term lending, notably in Asia,
and from business divestments in Oman
and New Zealand.
–Customer accounts rose by $41bn on a
reported basis, and $13bn on a constant
currency basis, primarily in Wealth and
Personal Banking, reflecting growth in Asia,
partly offset by reductions in HSBC UK,
reflecting cost of living pressures and the
competitive environment, despite an
increase of $6bn from the acquisition of
SVB UK. There was also a reduction due to
the sale of our business in Oman.
–Common equity tier 1 (‘CET1’) capital
ratio of 14.8% rose by 0.6 percentage
points, as capital generation was partly
offset by dividends and share buy-backs.
–The Board has approved a fourth interim
dividend of $0.31 per share, resulting in
a total for 2023 of $0.61 per share. We
also intend to initiate a share buy-back of
up to $2.0bn, which we expect to
complete by our first quarter 2024 results
announcement.

Outlook
–We continue to target a return on
average tangible equity (‘RoTE’) in the
mid-teens for 2024, excluding the impact
of notable items (see page 25 for
information on our RoTE target for 2024).
Our guidance reflects our current outlook
for the global macroeconomic environment,
including customer and financial markets
activity.
–Based upon our current forecasts, we
expect banking NII of at least $41bn for
2024. This guidance reflects our current
modelling of a number of market
dependent factors, including market-implied
interest rates (as of mid-February 2024), as
well as customer behaviour and activity
levels, which we would also expect to
impact our non-interest income. We do not
reconcile our forward guidance on banking
NII to reported NII.
–While our outlook for loan growth remains
cautious for the first half of 2024, we
continue to expect year-on-year
customer lending percentage growth in
the mid-single digits over the medium to
long term.
–Given continued uncertainty in the forward
economic outlook, we expect ECL charges
as a percentage of average gross loans
to be around 40bps in 2024 (including
customer lending balances transferred to
held for sale). We continue to expect our
ECL charges to normalise towards a range
of 30bps to 40bps of average loans over
the medium to long term.
–We retain a Group-wide focus on cost
discipline. We are targeting cost growth
of approximately 5% for 2024 compared
with 2023, on a target basis. This target
reflects our current business plan for 2024,
and includes an increase in staff
compensation, higher technology spend
and investment for growth and efficiency,
in part mitigated by cost savings from
actions taken during 2023.
–Our cost target basis for 2024 excludes the
impact of the disposal of our retail banking
business in France and the planned
disposal of our banking business in Canada
from the 2023 baseline. Our cost target
basis is measured on a constant currency
basis and excludes notable items and the
impact of retranslating the prior year results
of hyperinflationary economies at constant
currency. We do not reconcile our forward
guidance on target basis costs to reported
operating expenses.
–We intend to continue to manage the
CET1 capital ratio within our medium-
term target range of 14% to 14.5%.
–Our dividend payout ratio target
remains at 50% for 2024, excluding
material notable items and related impacts.
We have announced a further share buy-
back of up to $2.0bn. Further buy-backs
remain subject to appropriate capital levels.
2 HSBC Holdings plc

Strategic transactions
–During 2023, we continued to acquire
businesses that allow us to build scale and
enhance our capabilities. In March, we
acquired SVB UK, and subsequently
launched HSBC Innovation Banking,
which includes SVB UK and new teams in
the US, Hong Kong and Israel, as well as in
Denmark and Sweden, to deliver a globally
connected, specialised banking proposition
to support innovation businesses and their
investors.
–As part of our ambition to be a leading
wealth provider in Asia, we entered into an
agreement to acquire Citi’s retail wealth
management portfolio in mainland
China. This acquisition comprised the
assets under management and deposits,
and the associated wealth customers. We
also announced a partnership with the
fintech Tradeshift to launch a joint
venture focusing on embedded finance
solutions and financial services
applications.
–We continue to make good progress on
our strategic disposals. The planned sale
of our banking business in Canada received
government approval and is expected to
complete in the first quarter of 2024. We
completed the sale of our retail banking
operations in France on 1 January 2024, as
we reshape the organisation to focus on
our international customer base. In addition,
we announced the planned sale of our retail
business in Mauritius, and also completed
the sale of our operations in Greece, the
merger of HSBC Bank Oman with Sohar
International, and the sale of our New
Zealand retail mortgage loan portfolio.
–While we remain committed to the sale of
our business in Russia, the sale became
less certain. As a result, the business is no
longer classified as held for sale, the
previously recognised loss has been
reversed, and a broadly offsetting charge
relating to recoverability was recognised in
the fourth quarter of 2023.
–We remain committed to consider the
payment of a special dividend of $0.21
per share as a priority use of the
proceeds from the sale of our banking
business in Canada in the first half of
2024. The remaining proceeds will accrue
into CET1 capital in consideration for
organic growth and investment, and we
intend to use any excess capital to
supplement share buy-backs. Upon
completion, the sale is expected to result in
an initial increase in the CET1 ratio of
approximately 1.2 percentage points.

ESG highlights
Transition to net zero
–In January 2024, we published our first net
zero transition plan, which is an important
milestone in our journey to achieving our
net zero ambition – helping our people,
customers, investors and other
stakeholders to understand our long-
term vision, the challenges,
uncertainties and dependencies that
exist, the progress we are making and what
we plan to do in the future. The plan
includes details on our sectoral approach,
and on our implementation plan to embed
net zero across key areas of our
organisation.
–Our net zero transition plan provides an
overview of the progress we have made to
date and what we plan to do next, although
we acknowledge there is still much
more to do. It will form the basis of further
work on our journey to net zero over time,
and we expect to review and update it
periodically.
–Following the recent launch of the
Partnership for Carbon Accounting
Financials (‘PCAF’) accounting standard for
capital markets, we have now set
combined on-balance sheet financed
emissions and facilitated emissions
targets for two emissions-intensive
sectors: oil and gas, and power and
utilities, and report the combined progress
for both sectors. We recognise that data,
methodologies and standards for
measuring emissions and for target setting
will continue to evolve.
–Since 2020, we have provided and
facilitated $294.4bn of sustainable
finance and investment, which was an
increase of $83.7bn in the past year. Of our
sustainable finance and investment
progress to 31 December 2023, $258.3bn
related to green and sustainable activities
and $36.1bn related to social activities.
–Within our own operations, we have
made a 57.3% reduction in our absolute
greenhouse gas emissions from a 2019
baseline.
Build inclusion and resilience
–In 2023, 34.1% of senior leadership roles
were held by women. We have a target to
achieve 35% by 2025, which we are on
track to achieve, although we recognise
that progress in the past year has not
been as fast paced as we would like. We
also continued to work towards meeting
our ethnicity goals.
–We continue to make the banking
experience more accessible in both
physical and digital spaces. We are
working to ensure that our digital channels
are usable by everyone, regardless of
ability. We also expanded our efforts to
support customers with disabilities in our
branch spaces.
Act responsibly
–We aim to be a top-three bank for customer
satisfaction. In 2023, we were ranked as a
top three bank against our competitors
in 58% of our six key markets across
Wealth and Personal Banking and
Commercial Banking, but we still have
work to do to improve our rank position
against competitors.
–We published guides to help our buyers
and our suppliers better understand our
net zero ambitions. The guides provide
further details to support suppliers in
understanding our sustainability
expectations, as set out in our supplier
code of conduct.
–We continued to raise awareness and
develop our understanding of our salient
human rights issues. In 2023, we provided
practical guidance and training, where
relevant, to our colleagues across the
Group, on how to identify and manage
human rights risk.
HSBC Holdings plc 3
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
Focus
–Maintain leadership in scale
markets
–Double-down on international
connectivity
–Diversify our revenue
–Maintain cost discipline and
reshape our portfolio
Digitise
–Deliver seamless customer
experiences
–Ensure resilience and security
–Embrace disruptive
technologies and partner with
innovators
–Automate and simplify at scale
Energise
–Inspire leaders to drive
performance and delivery
–Unlock our edge to enable
success
–Deliver a unique and
exceptional colleague
experience
–Prepare our workforce for the
future
Transition
–Support our customers
–Embed net zero into the way
we operate
–Partner for systemic change
–Become net zero in our own
operations and supply chain by
2030, and our financed
emissions by 2050
For further details on progress made in each of our strategic areas, see pages 11 to 13.

Our global reach
Our global businesses serve around 42 million customers worldwide through a network that covers 62 countries and territories.
Our customers range from individual
savers and investors to some of the
world’s biggest companies,
governments and international
organisations. We aim to connect them
to opportunities and help them to
achieve their ambitions.
Assets of
$3.0tn
Operations in
62
Countries and territories
Approximately
42m
Customers bank with us
We employ approximately
221,000
Full-time equivalent staff
For further details of our customers and approach to geographical information, see page 112.
4 HSBC Holdings plc

Our global         We serve our customers through three global businesses.
businesses
On pages 30 to 36 we provide an
overview of our performance in
2023 for each of our global
businesses, as well as our
Corporate Centre.
Wealth and Personal Banking
(’WPB’)
We help millions of our
customers look after their day-to-
day finances and manage,
protect and grow their wealth.
For further details, see page 30.
In each of our global businesses,
we focus on delivering growth in
areas where we have distinctive
capabilities and have significant
opportunities.
Commercial Banking (‘CMB’)
Our global reach and expertise
help domestic and international
businesses around the world
unlock their potential.
For further details, see page 32.
Each of the chief executive
officers of our global businesses
reports to our Group Chief
Executive, who in turn reports to
the Board of HSBC Holdings plc.
Global Banking and Markets
(’GBM’)
We provide a comprehensive
range of financial services and
products to corporates,
governments and institutions.
For further details, see page 34.
Revenue by global
business1
Wealth and Personal
Banking
Commercial Banking
Global Banking and
Markets
1 Calculation is based on revenue of our global businesses excluding Corporate Centre. Corporate Centre had negative revenue of $199m in 2023.

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
HSBC Holdings plc 5
Group Chairman’s statement

Mark E Tucker Group Chairman
Against a challenging global economic and political backdrop, HSBC’s strategy has delivered improved financial performance and increased returns for shareholders
The global economy performed better
than expected in 2023, but growth
remained sluggish and the economic
environment was challenging for many
of our customers. Although inflation fell
globally, core inflation levels and
interest rates remained elevated. There
was also significant variability in growth
from market to market and increased
volatility within the banking sector. Our
core purpose of ‘opening up a world of
opportunity’ underlines our focus on
helping our customers and clients to
navigate this complexity and access
growth, wherever it is.
Many of our customers and colleagues are
living through very difficult times. Higher
interest rates have had a significant impact
on businesses and households, and we will
remain conscious of this with interest rates
expected to begin to fall back in 2024. The
wars between Russia and Ukraine, and now
between Israel and Hamas, are absolutely
devastating. Our thoughts are with all those
impacted, including our colleagues in those
parts of the world, and their families and
friends. Their resilience, professionalism and
care for one another during these most
testing of times has been, and is,
exceptional.
Progress and performance
Turning to our performance, I want to again
pay tribute to my colleagues. The record
profit performance that we delivered in 2023
was supported by the impact of interest
rates on our strong balance sheet, but it was
also testament to the tireless efforts of our
people around the world. I would like to
thank them sincerely for their hard work,
dedication and commitment to serving our
customers.
In 2023, reported profit before tax was
$30.3bn, which was an increase of $13.3bn
compared with 2022. This was due mainly to
higher revenue and a number of notable
items. Our three global businesses delivered
good revenue growth, and we ended the
year with strong capital, funding and liquidity
positions.
We remain committed to sharing the
benefits of our improved performance with
our shareholders. The Board approved a
fourth quarterly dividend of $0.31 per share,
bringing the total dividend for 2023 to $0.61
per share. Furthermore, in 2023 we
announced three share buy-backs worth a
total of $7bn and, today, have announced a
further share buy-back of up to $2bn.
The planned sale of our banking operations
in Canada received final approval from the
Canadian government at the end of last year.
Subject to completion of the transaction,
which is expected in the first quarter of 2024,
the Board will consider a special dividend of
$0.21 per share, to be paid in the first half of
2024, as a priority use of the proceeds.
With this anticipated transaction and the
completion of the sale of our retail banking
business in France last month, our focus has
moved to investing for growth, while
maintaining efficiency. Two examples of
growth opportunities last year were the
agreed acquisition of Citi’s retail wealth
business in mainland China, which will help
accelerate our Wealth strategy, and the
acquisition of SVB UK, following the
difficulties experienced by its US parent
entity. Acquiring SVB UK was opportunistic,
but the deal made excellent strategic sense
for HSBC, and it also helped to protect
clients, safeguard jobs and maintain financial
stability.
Technology and sustainability are two of the
trends transforming banking and the world
around us. The opportunities from generative
AI are among the most transformative within
my working life. We are actively exploring a
number of use cases, while also working to
manage the associated risks.
Meanwhile the global climate challenge is
becoming increasingly acute. Our presence
in many of the sectors and markets where
the need to reduce emissions is the greatest
provides us with an opportunity to work with
our clients to help address it. This is set out
in our first net zero transition plan. The Board
discussed and contributed to the net zero
transition plan in depth. We believe that it is
a realistic and ambitious assessment of the
long-term journey ahead, as we continue to
work with our clients on their transitions to a
low-carbon future. It is clear there will be
many uncertainties and dependencies, and
that our approach will need to continue to
evolve with the real world around us.
6 HSBC Holdings plc
"Acquiring SVB UK was
opportunistic, but the
deal made excellent
strategic sense for HSBC,
and it also helped to
protect clients, safeguard
jobs and maintain
financial stability."
Board operations
Our work on sustainability was one of the
many topics discussed with our shareholders
at our 2023 Annual General Meeting (‘AGM’)
in May. Ahead of that, Noel and I were
pleased to meet with Hong Kong
shareholders at our Informal Shareholders’
Meeting. At both meetings, we also
discussed the resolutions that were
requisitioned by shareholders on the Group’s
strategy and dividend policy. Shareholders
expressed strong support for the Group’s
current strategy by voting overwhelmingly
with the Board and against these resolutions
at the AGM. This enabled the Board, my
colleagues and our shareholders to focus on
our shared objectives of serving our
customers, driving stronger performance,
and creating more value for our investors.
In 2023, the Board held meetings in London,
Birmingham, Hong Kong, Paris, New York,
Mumbai and Delhi. We also returned to
Beijing and Shanghai last month. On each
occasion, the Board engaged with clients,
colleagues, government officials and
regulators – with these discussions
underlining that HSBC continues to have a
key role connecting the world’s trade and
finance hubs.
There were a number of changes to the
composition of the Board last year. At the
2023 AGM, we said farewell to Jackson Tai,
who made an important, extensive and
lasting contribution to the success of HSBC
during his time as a non-executive Director.
His leadership in strengthening risk and
conduct governance and oversight was
particularly critical through a period of
significant change. We also announced in
December that David Nish intends to retire
from the Board at the 2024 AGM. David has
made an invaluable contribution to the Board
over the past eight years, particularly in
recent years as Chair of the Group Audit
Committee and as Senior Independent
Director. I would like to thank him warmly for
his consistent counsel and guidance.
I am pleased that Kalpana Morparia, Ann
Godbehere, Brendan Nelson and Swee Lian
Teo joined the Board during 2023. Each of
them brings experience and expertise that is
an asset to the Board. Specifically, Ann’s
extensive public-listed company board
experience means that she is ideally placed
to take over as Senior Independent Director,
while Brendan’s UK and international
financial expertise and significant experience
as audit chair at UK-listed companies will be
particularly valuable as he takes over
leadership of the Group Audit Committee.
Macroeconomic outlook
Looking ahead, 2024 is likely to be another
eventful year. The slowing of inflation in the
second half of 2023 means that monetary
tightening now appears to be coming to an
end. However, current inflation levels in
many economies remain above their targets.
As central banks continue to try to bridge
this gap, voters head to the polls in a
significant number of countries across the
globe. The timing and outcomes of these
elections will impact the decision making of
governments and have geopolitical, as well
as fiscal, implications. We will monitor the
results closely, and take a long-term view of
strategy, purpose and capital allocation,
while cognisant of any short-term
challenges.
Among these potential challenges are the
increased uncertainties due to wars in
Europe and the Middle East, and disruption
to global trade and supply chains caused by
these and attacks on shipping in the Red
Sea. However, we remain cautiously
optimistic about economic prospects for
2024. We expect growth to slow in the first
half of the year and recover thereafter. We
also expect the variable economic growth
that has characterised recent years to
continue.
The economies of south and south-east Asia
carry good economic momentum into 2024.
India and Vietnam are currently among the
fastest-growing economies in the world,
benefiting from competitive labour costs,
supportive policies and changing supply
chains. Chinese companies are among those
increasingly looking towards these and other
markets, as China’s economic
transformation towards high-quality growth
and domestic consumption continues.
China’s recovery after reopening was
bumpier than expected, but its economy
grew in line with its annual target of around
5% in 2023. We expect this to be maintained
in 2024, with recently announced policy
measures to support the property sector and
local government debt gradually flowing
through to the wider economy. Hong Kong’s
growth has moved along at a slower but
healthy pace and is likely to remain in line
with pre-pandemic levels.
As Asia continues to grow, a significant
opportunity is emerging to connect it to
another high-growth region. The Middle East
region performed very well economically in
2023 and the outlook remains strong for
2024, notwithstanding the risks arising from
conflicts in the region. As countries like
Saudi Arabia and the UAE continue to
diversify their economies, new opportunities
are created to connect them to Asia, and
Asia to them.
The US economy grew more quickly than
expected in 2023 in the face of higher
interest rates. Growth is likely to be lower in
2024, although it should remain higher than
in Europe where growth remains subdued.
The UK economy, which entered a technical
recession at the end of 2023, has
nonetheless been resilient. Headline inflation
should fall in the first half of the year, with
core inflation following by the end of 2024.
This will of course determine the pace of
interest rate cuts.
I would like to end by reiterating my thanks
to my colleagues for all that they have done,
and all that they continue to do, for HSBC.
Their tireless efforts are reflected by our
improved financial performance and
increased returns for shareholders in 2023 -
and I look forward to them securing the
foundations for our future success.
Mark E Tucker
Group Chairman
21 February 2024
HSBC Holdings plc 7
Group Chief Executive’s review

Noel Quinn Group Chief Executive
Our record profit performance in 2023 reflected the hard work of the last four years and the inherent strength of our balance sheet, supported by interest rates.

Return on average tangible equity
14.6%
(2022: 10%)
Profit before tax
$30.3bn
(2022: $17.1bn)
2023 was a very good year for HSBC. I
would like to start by paying tribute to
my colleagues for all that they did last
year, and in the preceding three years.
As I have said before, they have fully
embraced our core purpose of ‘opening
up a world of opportunity’ in all they do
– from helping clients and customers to
expand to new markets or move
overseas, to digitising our business and
helping our people to be their best, to
our ongoing work on the transition to
net zero.
Our performance last year was great credit
to them. We delivered strong revenue
growth across all three global businesses,
supported by higher interest rates, which
enabled us to deliver our best return on
average tangible equity in more than a
decade. As well as improving financial
performance, our strategy is increasing
shareholder returns. I am pleased that we
have rewarded our shareholders for their
loyalty with the highest full-year dividend per
share since 2008, as well as three share buy-
backs in 2023 totalling $7bn. In total, we
returned $19bn to shareholders by way of
dividend and share buy-backs in respect of
2023. In addition, we have today announced
a further share buy-back of up to $2bn.
As we move into 2024, I am confident that
there are opportunities ahead for us and our
clients that can help us to sustain our good
performance going into the next phase of the
interest rate cycle.
The environment does, however, remain
challenging. The wars in Europe and the
Middle East are beyond comprehension on a
human level, and my thoughts remain with
all those impacted. Both conflicts also still
have the potential to escalate further. That
would first and foremost deepen the
humanitarian crisis, but also likely lead to
another wave of market and economic
turmoil. Interest rates are expected to fall this
year, which we believe should in turn help to
increase economic activity. The outlook
currently remains uncertain, however, and
many of our customers remain concerned
about their finances. In the midst of these
challenges, we will stay focused on what we
are here to do – which is to serve our
customers and clients, and help them with
any financial difficulties they face.
Financial performance
Our results are a testament to the way we
stayed focused in 2023. Reported profit
before tax was $30.3bn, which was $13.3bn
higher than in 2022. This included a number
of notable items, including a favourable year-
on-year impact of $2.5bn relating to the sale
of our retail banking operations in France
and a $1.6bn provisional gain on the
acquisition of SVB UK. These were offset by
a valuation adjustment of $3.0bn relating to
our investment in BoCom, which followed
the reassessment of our accounting value-in-
use in line with recent market developments
in mainland China. This adjustment has no
material impact on our capital, capital ratio
and distribution capacity, and therefore no
impact on our share buy-backs or dividends.
We remain confident in the resilience of the
Chinese economy, and the growth
opportunities in mainland China over the
medium to long term.
Reported revenue grew by 30% or $15.4bn,
driven by an increase in net interest income
of $5.4bn from all three global businesses.
Non-interest income increased by $10bn,
reflecting increased trading and fair value
income of $6.4bn, mainly in Global Banking
and Markets, and the favourable year-on-
year impact from the impairment relating to
the sale of our retail banking operations in
France and provisional gain on the
acquisition of SVB UK.
In 2023, we delivered a return on average
tangible equity of 14.6%, or 15.6% excluding
strategic transactions and the impairment on
our investment in BoCom.
8 HSBC Holdings plc
“I am confident that there
are opportunities ahead
for us and our clients that
can help us to sustain our
good performance going
into the next phase of the
interest rate cycle.“
Our three global businesses performed well.
In Commercial Banking, profit before tax was
up by 76% to $13.3bn on a constant
currency basis, driven by revenue increases
across all our main legal entities. Within this,
Global Payments Solutions revenue
increased by 78% or $5.4bn on a constant
currency basis, driven by higher margins
reflecting higher interest rates and repricing.
Fee income increased by 4% due to growth
in transaction banking and higher volumes in
cards and international payments, while our
trade business performed well relative to the
market and we increased our market share.
Global Banking and Markets delivered profit
before tax of $5.9bn, up 26% compared with
2022, on a constant currency basis. Revenue
grew by 10% on a constant currency basis,
due to higher net interest income in Global
Payments Solutions and Securities Services.
In Wealth and Personal Banking, profit
before tax of $11.5bn was $6.1bn higher
than in 2022, on a constant currency basis.
Revenue was up by 31% or $6.4bn on a
constant currency basis, reflecting growth in
Personal Banking and in Wealth, as well as
the positive year-on-year impact relating to
the sale of our French retail banking
business. Within this, Wealth revenue of
$7.5bn was up 8% or $0.6bn on a constant
currency basis, with good growth in private
banking and asset management.
Reported costs for 2023 were down by 2%
compared with the previous year, as lower
restructuring costs offset higher technology
spending, inflation, higher performance-
related pay and levies. On a target basis,
costs increased by 6%, which was 1% higher
than previously guided due to levies
including a charge relating to the FDIC
special assessment levy in the US. Our
reported cost-efficiency ratio improved to
48.5% from 64.6% in 2022, supported by
higher net interest income.
Our 2023 reported ECL charge of $3.4bn
was $0.1bn lower than in 2022. This
primarily comprised stage 3 net charges,
notably related to mainland China
commercial real estate sector exposures, and
reflected the continued uncertainty within
the global economy. After good capital
generation in 2023, we ended the year with a
CET1 ratio of 14.8%. We are able to pay a
fourth interim dividend of $0.31 per share,
bringing the total 2023 dividend to $0.61 per
share, which is the highest since 2008.
From transform to sustain and grow
Looking forward, supportive interest rates
and good underlying business growth have
given us strong momentum. We continue to
target a mid-teens return on average tangible
equity. We are also, however, mindful of the
interest rate cycle and the subsequent
impact on net interest income. In 2023, we
increased the size and duration of our
structural hedges to reduce the sensitivity of
banking net interest income to interest rate
movements and help stabilise future
earnings. We also see a number of growth
opportunities within our strategy that play to
our strengths.
The first is to further grow our international
businesses, which remains our biggest
differentiator and growth opportunity.
International expansion remains a core
strategy for corporates and institutions
seeking to develop and expand, especially
the mid-market corporates that HSBC is very
well-positioned to serve. Rather than de-
globalising, we are seeing the world re-
globalise, as supply chains change and intra-
regional trade flows increase. Our
international network and presence in
markets that are benefiting like the ASEAN
region and Mexico help us to capitalise on
these trends. As a result, our market-leading
trade franchise facilitated more than $850bn
of trade in 2023, while we are the second
biggest payments company by revenue and
we processed around $500tn of payments
electronically in 2023. This helped to grow
wholesale multi-jurisdictional client revenue
from customers who bank with us in more
than one market, by 29% in 2023. With
multi-jurisdictional corporate customers in
Commercial Banking generating around five
times as much client revenue as an average
domestic customer, we continue to focus on
growing this further, especially in the mid-
market segment where we have a
competitive advantage and there is still
potential to further extend our market
leadership.
The second is to diversify our revenue.
Building our wealth business to meet the
rising demand for wealth management
services, especially in Asia, has been a
strategic priority. Last year, we attracted net
new invested assets of $84bn, following
$80bn in 2022 and $64bn in 2021,
underlining the traction that we have gained.
Our agreement to acquire Citi’s retail wealth
management portfolio in mainland China
helps accelerate our plans. Another trend is
the increasing demand for seamless,
integrated, cross-border banking services,
which innovation is helping us to deliver. We
now have 1.3 million Global Money
customers, up from 550,000 in 2022, and
grew revenue from Wealth and Personal
Banking international customers by 41% last
year, from $7.2bn to $10.2bn. Critically, there
was a 43% increase in new-to-bank
international customers compared with
2022, driven by the new international
proposition that we launched and continue
to develop. As in wholesale, these
international customers generate higher
revenue, bringing in around three times as
much as average domestic-only customers.
The third is continued growth in our two
home markets. Our business is built on two
very deep pools of liquidity in Hong Kong
and the UK, which underpin our exceptional
balance sheet strength and, therefore, all
that we do as a business. Hong Kong and
the UK are both also very profitable, well-
connected markets. We are well positioned
to capitalise on our positions as the number
one bank in Hong Kong and a leading bank
in the UK. Hong Kong’s connectivity, both
globally and to mainland China, are helping
us to grow our franchise. We have increased
our market share in trade in Hong Kong by
6.6 percentage points over the last three
years, according to HKMA data. Meanwhile
new-to-bank customers in Hong Kong
increased by 36% over the same period as
we have capitalised on the return of visitors
from mainland China. In the UK, we have
good traction in Commercial Banking and
continue to grow market share in Wealth and
Personal Banking. We are the leading bank
for UK large corporates, with more than 70%
market penetration last year, according to
Coalition Greenwich. Euromoney also named
us as the best bank in the UK for small and
medium-sized enterprises, as digitisation
helped to grow new-to-bank clients through
Kinetic. We also increased our market share
of UK mortgage stock, from 7.4% in 2020 to
8% in 2023, according to Bank of England
data. As economic conditions improve and
we continue to invest, we are confident in
our ability to grow further in these critical
markets.
HSBC Holdings plc 9
Future growth levers
In 2023, we continued to build in areas
we expect to drive future growth.
We brought in
$84bn
of net new invested assets in wealth.
We grew multi-jurisdictional wholesale
revenue by
29%
from $15.8bn in 2022 to $20.4bn in 2023.
We have also continued to diversify our
profit generation geographically across
multiple markets. The positions that we have
as a leading foreign bank in mainland China,
India, Singapore, the UAE, Saudi Arabia and
Mexico – all of which are also well
connected to our international network –
mean we are well placed to capture
opportunities in these fast-growing
economies. This was again evident as they
all grew reported profits significantly in 2023,
with mainland China (excluding associates),
India, and Singapore each contributing in
excess of $1bn of profits to the Group.
It is critical that we maintain tight cost
discipline. This was challenging in 2023 in a
high inflation environment, and will likely
remain so in 2024. At the same time, we
need to invest in growth, so we remain very
focused on maintaining tight underlying
costs. The sale of our French retail banking
operations completed on 1 January 2024,
and the planned sale of our banking business
in Canada remains due to complete in the
first quarter of 2024. A number of smaller
exits remain underway as we continue to
look at opportunities to reshape our portfolio.
At the same time, our acquisition of SVB UK
enabled us to create a bigger, new
proposition in HSBC Innovation Banking,
which combines deep sector specialisms
with our balance sheet strength and global
reach, ensuring we continue our long history
of supporting entrepreneurs.
Driving cost savings enables us to invest in
technology, which is the fourth opportunity.
The digitisation of our business continues to
improve customer experience and increase
efficiency. Using AI to help price complex
structural options in our Foreign Exchange
business has cut execution times down from
hours to minutes. We have also identified
hundreds of opportunities to leverage
generative AI, and will focus our efforts on
use cases with tangible benefits for the
Group and our customers.
Innovation also creates new avenues for
growth. We recently launched Zing, which is
our open market mobile platform focused on
cross-border payments, initially available in
the UK. It offers similar capabilities as Global
Money does to our international Wealth and
Personal Banking customers, but is targeted
at non-HSBC customers and allows us to
drive growth beyond our traditional customer
footprint.
Underpinning all of this is our work to build a
stronger performance culture, improve
colleague experience and prepare our
workforce for the future. This is important
because achieving our ambitions depends on
our 220,000 colleagues feeling motivated
and believing in our strategy. In our most
recent staff survey, I was pleased that the
number of colleagues seeing the positive
impact of our strategy in 2023 was up 11
percentage points on 2020, which is also
above the financial services sector
benchmark.
Finally, helping to finance the substantial
investment needs of our customers in the
transition to net zero is a growing
commercial opportunity, as well as a
necessity to mitigate rising financial and
wider societal risks. Our first net zero
transition plan shows how we intend to
finance and support the transition to net zero
and collaborate globally to help enable
change at scale. It also sets out our roadmap
for implementing net zero, which we will do
by supporting our customers, embedding net
zero into the way we operate and partnering
for systemic change. We understand that our
approach – including our own transition plan
– will need to evolve over time to keep pace
with both the evolving science and real
economy decarbonisation across the sectors
and geographies we serve.
Thank you
On a personal note, one of the most
enjoyable parts of 2023 for me was spending
time with many of my colleagues around the
world. Reconnecting with them, and seeing
first-hand their passion for serving our
customers, pride in HSBC and ambitions for
the future, was energising and inspiring.
Leading HSBC is a privilege, and my
colleagues are the main reason why.
2023 was a very good year for HSBC. We
now have an opportunity to ensure that it
becomes part of a longer-term trend of
ongoing good performance and to secure
the foundations for future success. I am
confident that we have the opportunities, the
platform and the team to enable us to get it
done.
Noel Quinn
Group Chief Executive
21 February 2024
10 HSBC Holdings plc
Our strategy
We are implementing our strategy across the four strategic pillars aligned to our purpose, values and ambition.
Our strategy remains anchored around our
four strategic pillars: ‘Focus’, ‘Digitise’,
‘Energise’ and ‘Transition’.
We delivered a good set of results in 2023
supported by the interest rate environment
and the execution of our strategy. Our
reported profit before tax was $30.3bn and
we achieved a reported return on tangible
equity of 14.6%, or 15.6% excluding the
impact of strategic transactions and the
impairment of our investment in BoCom. In
our global businesses, WPB revenue
increased by 31% on a constant currency
basis, including a favourable year-on-year
impact relating to the sale of our retail
banking business in France. In CMB,
revenue increased by 40% on a constant
currency basis, including a provisional gain
on the acquisition of SVB UK. In addition,
revenue in GBM increased by 10% on a
constant currency basis.

Focus
Wholesale – double down on leadership in international connectivity
Our strength in international connectivity
remains one of our key differentiators. We
seek to partner with our clients as they
expand internationally, and capitalise on
opportunities arising from the
reconfiguration of global supply chains.
In 2023, we grew wholesale multi-
jurisdictional client revenue1 by 29% since
2022, supported by the interest rate
environment. These customers also generate
more revenue with us. In CMB, multi-
jurisdictional corporate clients generate
approximately five times the revenue of a
domestic-only corporate customer.
In addition, there was increased
collaboration across markets. In GBM, cross-
border client revenue from clients managed
in the West and booked in the East increased
by 39% from 2022.
Our ambition is to maintain strong, resilient
returns through the interest rate cycle. As
such, we are prioritising growing capital-
light, fee-income generating businesses,
such as transaction banking. In 2023, we
processed around $500tn electronic payment
transactions, ranking second by Global
Payments Solutions revenue in the first half
of 20232. We also facilitated over $850bn in
trade and have been ranked first in revenue
since 20182.
1 For further information and the basis of preparation
for multi-jurisdictional client revenue, see page 149.
2 Global Payments Solutions and trade revenue
rankings sourced from Coalition Greenwich.

WPB – build our international and wealth propositions
We continued to build our international and
wealth propositions, taking advantage of the
growth of wealth assets globally but
especially in Asia. We amassed $84bn in net
new invested assets in 2023, bringing total
wealth invested assets to $1,191bn, an
increase of 17% from 2022.
In 2023, our international strategy generated
good results. We continued to attract
international customers, who are either multi-
jurisdictional, non-resident or resident
foreigners, from our top 11 markets1. We
increased new-to-bank customers2 in this
segment by 43% since 2022, bringing total
international customers to 6.7 million. These
customers also each generated approximately
three times the income compared with
domestic customers. As a result, we increased
revenue in this segment by 41% compared
with 2022.
Customers increasingly demand seamless
banking across geographies. We continued
to enhance Global Money, our mobile
proposition that allows customers to spend
and send money in multiple currencies. The
product gained traction with more than
750,000 new customers in 2023, taking total
customers to over 1.3 million.
1 Top 11 markets include the UK, Hong Kong,
Mexico, the US, India, Singapore, Malaysia, the
UAE, Australia, mainland China and the Channel
Islands and the Isle of Man.
2 New-to-bank customers includes both new to
bank customers and those customers who have
opened an account in a new market, including those
who already bank with us in one or more other
markets.
HSBC Holdings plc 11
Focus continued
Maintain leadership in scale markets
We continued to take advantage of our
strengths, especially our leading positions in
our scale markets: Hong Kong and the UK.
Hong Kong
We have a well established business in Hong
Kong, with $544bn in customer deposits and
market leadership in a number of product
areas1.
In 2023, profit before tax was $10.7bn, an
increase of 80% on a reported basis. In our
wholesale businesses, we focused on
maintaining our leading position across
multiple products. In trade finance, our
market share was 25.7%, an increase of 6.6
percentage points from 20202. We also
continued to solidify our leadership position
and grow our WPB business through the
launch of a new Premier Elite proposition
and acquisition of new customers, with new-
to-bank WPB customers increasing by 36%
from 2020, reaching 634,500 in 2023.
HSBC UK
HSBC UK has a universal franchise with
$340bn in customer deposits. We are a
market leader across multiple CMB products,
including trade finance and cash
management, according to Euromoney and
Coalition Greenwich. We aim to take
advantage of our international network to
maintain this position in CMB and grow our
international presence in WPB.
Profit before tax was $8.3bn in 2023, an
increase of 84% on a reported basis,
including a $1.6bn provisional gain on the
acquisition of SVB UK. We continued to
grow our CMB business and achieved a
market penetration of more than 70% within
the large corporate banking segment in
20233. In our WPB business, we opened over
1 million new current accounts and
continued to grow our mortgage stock
market share in the UK, reaching 8.0% in
2023, an increase of 0.6 percentage points
since 20204.

634,500 New-to-bank WPB customers in Hong Kong
25.7% Share of the trade finance market in Hong Kong[2]
>70% UK large corporate banking market penetration in 2023[3]
8.0% HSBC UK’s mortgage stock market share[4]
1 Including deposits, assets, card spend and insurance. Source: Hong Kong Monetary Authority (‘HKMA’), Hong Kong Insurance Authority.
2 Source: HKMA, 31 December 2023.
3 Source: Coalition Greenwich Voice of Client – 2023 European Large Corporate Cash Management Study.
4 Source: Bank of England.

Diversify our revenue
In addition to Hong Kong and the UK, five
markets in particular represent growth
opportunities for us. We aim to be the leader
within the affluent and international
customer segments in mainland China, India,
Singapore and the UAE, and we are a market
leader within retail banking in Mexico. These
markets delivered strong results in 2023,
with mainland China excluding BoCom, India
and Singapore each delivering over $1bn in
profit before tax. The UAE and Mexico each
delivered profit before tax of over $0.8bn.
Mainland China
We have a strong client franchise in
mainland China capitalising on our role as a
bridge to support clients’ international needs.
We were ranked number one in foreign
exchange by FX Markets Asia in 2023. We
entered into an agreement to acquire Citi’s
retail wealth management portfolio, and
supported by our expanded onshore Global
Private Banking and our Pinnacle
proposition, we grew our wealth invested
assets by 53% compared with 2022.
India
We aim to continue growing our wholesale
franchise by taking advantage of corporate
supply chains. In 2023, we were ranked
number one by Euromoney in cash
management in India. We are also tapping
into the wealth pools of the Indian diaspora
with the launch of onshore Global Private
Banking. In 2023, we were the top foreign
bank for non-resident Indians in wealth1.
Singapore
Our ambition is to be the primary wholesale
offshore booking centre and wealth hub
within the ASEAN region. In 2023, we were
recognised by AsiaMoney as the Best
International Bank in Singapore. Additionally,
we grew our retail franchise, with a 76%
increase in new-to-bank WPB international
customers compared with 2022, supported
by the launch of our new customer
onboarding journey.
UAE
We are growing our institutional and
international wholesale business from a
strong foundation. In 2023, we were ranked
number one in equity and debt capital
markets in MENAT2. Within wealth,
following the launch of onshore Global
Private Banking, we grew our wealth
invested assets by 35% from 2022. We also
grew international new-to-bank customers
by 51% since 2022.
Mexico
Within our wholesale businesses, we
continue to capitalise on trade flows
between Mexico and North America. In
2023, we were ranked number one by
Euromoney within trade finance in Mexico. In
our wealth and retail businesses, we remain
focused on delivering improved customer
experience and growing our Global Private
Banking business. In addition, over half of
WPB client acquisitions in 2023 were
referred by the wholesale businesses
through our Employee Banking Solutions
proposition.

1st Foreign exchange ranking in mainland China Source: FX Markets Asia
1st Cash management ranking in India Source: Euromoney
76% Increase in new-to-bank WPB international customers in Singapore compared with 2022
35% Increase in wealth invested assets in the UAE compared with 2022
51% WPB client acquisition from wholesale referrals in Mexico
1 Source: Indian Mutual Fund Industry
2 Source: Dealogic
12 HSBC Holdings plc
Focus continued
Maintain cost discipline and reshape our portfolio
In 2023, our costs were up by 6% on a target
basis. Our aim is to maintain cost discipline by
driving efficiencies in our operations and
reinvesting cost savings in areas that will drive
future growth. We are prioritising investments
in transaction banking, wealth and international
propositions, and product innovation. At the
same time, we continue to reshape our
portfolio through exits and bolt-on acquisitions.
We completed our exit from our retail banking
operations in France, our WPB business in New
Zealand, and our businesses in Greece and
Oman. Further exits from Canada, Russia and
Armenia are underway as well as in our retail
banking business in Mauritius.
These exits will pave the way for investments in
growth and efficiency areas such as HSBC
Innovation Banking, which was launched after
the acquisition of SVB UK. We also entered into
an agreement to acquire Citi’s retail wealth
management portfolio in mainland China in
August 2023, and completed our purchase of
SilkRoad Property Partners, a real estate fund
manager in January 2024, which will be
integrated into our asset management
business.

Digitise
Improve customer experience and efficiency while investing in innovation
In 2023, we made progress on our goal to
become a digital-first bank, and our customers
have been increasingly adopting our digital
services. In CMB, 83% of customers were
digitally active, an increase of 5 percentage
points since 2022. Our net promoter score for
onboarding wholesale international clients in
the last quarter of 2023 improved by 12 points
when compared with the first three months of
the year. At 54%, more than half of WPB
customers were mobile active, an increase of 6
percentage points from 2022. Furthermore, a
total of 75% of WPB’s international customer
accounts were opened digitally in 2023, an
increase of 30 percentage points from 2022.
We are also focused on building future-ready
business models by investing in open-market
propositions. In 2023, we announced a
partnership with Tradeshift to launch a new
embedded finance solution in the first half of
2024, which will provide payment and financial
services embedded into trade, e-commerce
and marketplace experiences. In January 2024,
in the UK we launched Zing, a mobile platform
enabling cross-border payments available to
non-HSBC consumers.
We are also investing in innovative
technologies for the future. In 2024, we plan to
both concentrate our efforts and increase
our investment in artificial intelligence (‘Al’). At
present, we employ Al in areas such as fraud
detection and transaction monitoring.
We also launched Al Markets, a digital service
that utilises natural language processing to
enrich the way investors interact with global
markets. Additionally, we are in the process of
piloting numerous generative Al use cases in
areas like developer augmentation, creative
content generation and knowledge
management, and have identified hundreds
more potential opportunities.

Energise
Inspire a dynamic culture
We are opening up a world of opportunity for
our colleagues by building an inclusive
organisation that empowers and energises
them. We intend to accomplish this by building
a stronger performance culture, improving
colleague experience and preparing a
workforce for the future.
Our success is underpinned by our colleagues.
In a changing world, we empower our
colleagues by providing clarity of our strategy
and opportunities for them to develop and have
fulfilling careers. Our 2023 employee Snapshot
survey showed that 73%
of our colleagues see the positive impact of our
strategy, a 3 percentage point increase from
2022, and a 11 percentage point improvement
from 2020. The survey also showed that 81%
of our colleagues feel confident about HSBC’s
future, a 4 percentage point increase from
2022, and also a 11 percentage point
improvement over 2020.
We remain focused on creating a diverse and
inclusive environment. In 2023, 34.1% of
senior leadership roles were held by women,
and we are on track to achieve our ambition of
35% by 2025. We also set a Group-wide
ethnicity strategy to better represent the
communities we serve, with 3.0% of leadership
roles in the UK and US held by colleagues of
Black heritage in 2023, against our ambition of
3.4% by 2025. Additionally, in 2023, over
37.8% of our senior leaders have identified as
being from an Asian heritage background.
In the following ‘ESG overview‘ section, we outline
how we put our purpose and values into practice.

Transition
Support the transition to net zero
In 2020, we set out our ambition to become a
net zero bank by 2050. Since then, we have
taken a number of steps to execute on our
ambition and manage climate risks. In January
2024, we published our first net zero transition
plan, which provides an overview of the
progress we have made to date and the
actions being taken and planned to embed our
net zero ambition across HSBC. It sets out how
we intend to harness our strengths and
capabilities in the areas where we believe we
can support large-scale emissions reduction:
transitioning industry, catalysing the new
economy, and decarbonising trade and supply
chains.
To support our customers through the
transition to net zero and to a sustainable
future, in 2020, we set out an ambition to
provide and facilitate $750bn to $1tn of
sustainable finance and investments by 2030.
In 2023, we provided and facilitated $83.7bn of
sustainable finance and investments, bringing
our cumulative total since January 2020 to
$294.4bn.
As part of our ambition to align our financed
emissions to achieve net zero by 2050, we
have set on-balance sheet or combined
financed emissions targets for a number of
emission-intensive sectors.
Work continues on the integration of ESG and
climate analysis into HSBC Asset
Management’s actively managed product
offerings to help ensure the ESG risks faced by
companies are considered when making
investment decisions and to assess ESG risks
and opportunities that could impact investment
performance.
We also made progress in our ambition to
become net zero in our own operations and
supply chain by 2030. In 2023, we reduced our
absolute greenhouse gas emissions in our
operations to 293,333 tonnes CO2e, which
represents a 57.3% reduction from our 2019
baseline.
For further details on our climate ambition, see
the following ‘ESG overview’ section.
HSBC Holdings plc 13
ESG overview
We are taking steps to incorporate environmental, social and governance principles throughout the organisation, supporting the success of our customers, people and other stakeholders.

Our approach
We are guided by our purpose: to open up a
world of opportunity for our customers,
colleagues and communities. Our purpose is
underpinned by our values: we value
difference; we succeed together; we take
responsibility; and we get it done.
Our approach to ESG is shaped by our
purpose and values and a desire to create
sustainable long-term value for our
stakeholders. As an international bank with
significant breadth and scale, we understand
that our economies, societies, supply chains
and people’s lives are interconnected. We
recognise we can play an important role in
helping to tackle ESG challenges. We focus
our efforts on three areas: the transition to
net zero, building inclusion and resilience,
and acting responsibly.
Transition to net zero
In 2020, we set an ambition to become a net
zero bank by 2050. Since then, we have
made progress in support of this ambition –
including providing and facilitating
sustainable finance and investment for our
customers, updating several of our
sustainability and investment risk policies,
and setting 2030 targets for financed
emissions in a range of high-emitting
sectors.
We recognise both the commercial
opportunity of taking action to transition to
net zero and the potential risks of inaction by
society at large. In our net zero transition
plan, we provide an overview of the actions
we are taking and plan to take to support our
customers, embed net zero into the way we
operate and partner for systemic change. We
also set out how we are starting to work to
integrate nature and just transition
considerations into our net zero approach.
We set out in more detail the steps we are
taking on our climate ambitions in the ESG
review on page 41.
Build inclusion and resilience
To help create long-term value for all
stakeholders, we focus on fostering inclusion
and building resilience for our colleagues,
our customers and the communities we
operate within.
For colleagues, we focus on creating an
inclusive, healthy and rewarding
environment as this helps us to attract,
develop and retain the best talent, and we
support their resilience through well-being
and learning resources. We continue to
make progress towards our goals for gender
and ethnic diversity.
We strive to provide an inclusive and
accessible banking experience for our
customers. We do this by providing
resources that help them manage their
finances, and services that help them protect
what they value.
We are developing an updated global
philanthropy strategy that aligns with our
ESG areas of focus: ‘transition to net zero’
and ‘building inclusion and resilience’.
Act responsibly
We are focused on operating a strong and
sustainable business that puts the customer
first, values good governance, and gives our
stakeholders confidence in how we do what
we do. Our conduct approach guides us to
do the right thing and to focus on the impact
we have on our customers and the financial
markets in which we operate. Customer
experience is at the heart of how we operate.
We aim to act responsibly and with integrity
across the value chain.
On page 15, we have set out ways that we
have supported our stakeholders through a
challenging year.
ESG disclosure map and directory

Transition to net zero	Our approach to the transition	Read more on our approach to the transition to net zero	Page 45
	Supporting our customers	Read more on our progress made against our $750bn to $1tn sustainable finance and investment ambition	Page 49
		Read more on our progress made against our ambition to achieve net zero in our financed emissions by 2050	Page 53
	Embedding net zero into the way we operate	Read more on our ambition to achieve net zero in our own operations and supply chain by 2030	Page 63
	Partnering for systemic change	Read more on how we partner externally in support of systemic change	Page 68
	Detailed Task Force on Climate-related Financial Disclosures (‘TCFD’)	We make disclosures consistent with Task Force on Climate-related Financial Disclosures (‘TCFD’) recommendations, highlighted with the symbol: TCFD	Page 69
Build inclusion and resilience	Diversity and inclusion disclosures	Read more on how we are building an inclusive environment that reflects our customers and communities, and our latest pay gap statistics	Page 76
	Pay gap disclosures		Page 77
Act responsibly	How we govern ESG	Read more on our approach to ESG governance and human rights	Page 88 Page 89
Human rights and modern slavery disclosures
	How our ESG targets link to executive remuneration	Read more on our ESG targets embedded in executive remuneration	Page 16 Pages 320 to 335
ESG Data Pack	Detailed ESG information	Our ESG Data Pack provides more granular ESG information, including the breakdown of our sustainable finance and investment progress, and complaints volumes	www.hsbc.com/esg
14 HSBC Holdings plc
Engaging with our stakeholders and our material ESG topics
We know that engaging with our stakeholders is core to being a responsible business. To determine material topics that our stakeholders are interested in, we conduct a number of activities throughout the year, including engagements outlined in the table below. Disclosure standards such as the TCFD, World Economic Forum (‘WEF’) Stakeholder Capitalism Metrics and Sustainability Accounting Standards Board (‘SASB’),
as well as the ESG Guide under the Hong Kong Stock Exchange Listing Rules and other applicable rules and regulations, are considered as part of the identification of material issues and disclosures.

Our stakeholders	How we engage	Material topics highlighted by the engagement[1]
Customers	Our customers’ voices are heard through our interactions with them, surveys and by listening to their complaints.
–Customer advocacy
–Cybersecurity
–Employee training
–Diversity and inclusion
–Employee engagement
–Supporting our customers – financed
emissions
–Embedding net zero into the way we
operate
–Sustainability risk policies, including
thermal coal phase-out policy and energy
policy
–Net zero transition plan
–Financial inclusion and community
investment
–Climate risk
–Anti-bribery and corruption
–Conduct and product responsibility
–Supply chain management
–Human rights

Employees
Our colleagues’ voices are heard through our annual Snapshot survey, Exchange meetings, global jams, townhalls, leadership summits, and our ‘speak-up’ channels, including our global
whistleblowing platform, HSBC Confidential.

Investors	We engage with our shareholders through our AGMs, virtual and in-person meetings, investor roadshows, conferences and our annual investor survey.
Communities
We engage with non-governmental organisations (‘NGOs’),
charities and other civil society groups through forums, summits and roundtables supporting ESG causes such as COP28. We
engage directly on specific issues by taking part in working groups.

Regulators and governments
We proactively engage with regulators and governments to build strong relationships through virtual and in-person meetings and by responding to consultations individually and jointly via industry bodies.

Suppliers
Our code of conduct sets out our ambitions, targets and
commitments on the environment, diversity and human rights, and outlines the minimum standards we expect of our suppliers. We engage with key suppliers in real estate, technology and other sectors through meetings.

1 These form part of our ESG disclosures suite together with other requirements, and are not exhaustive or exclusive to one stakeholder group. For further details of our disclosures, see our ESG review and ESG Data Pack, as well as our ESG reporting centre at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-
reporting-centre.
Supporting our customers in challenging
economic times
We know that many of our customers
continue to face difficult financial
circumstances due to cost of living
pressures, and we are working to support
them. As the rising cost of living has been
particularly high in the UK, one of our largest
markets, most of our initiatives focused on
supporting our UK personal and business
customers. We have enhanced our range of
digital resources available on our website
and we are proactively approaching those
most in need – both personal and business
customers – to offer targeted support and
help build their financial resilience.
Proactive support
For personal customers in financial difficulty,
we have developed our digital services with
improvements to the ‘Rising cost of living’
hub on our public website in the UK. Use of
segmentation data has enabled us to take a
proactive approach to supporting customers
and offering targeted solutions to those who
are identified as being most in need.
We have engaged with vulnerable customer
groups through cost of living calls, targeted
emails and direct mail. In 2023, we also:
–offered customers the option to switch
mortgage rates early, extend their
mortgage term with an option to reverse it
at a later date, or pay interest only for six
months, as part of our commitment to the
new UK Mortgage Charter;
–offered a temporary reduction of fees on
arranged overdrafts to help those most in
need pay less;
–held over 1,000 financial well-being
webinars, including 227 cost of living
sessions for 50,000 customers and
colleagues;
–helped more than 37,000 customers
identify £2.9m in potential benefits by
providing access to a benefits calculator
tool via our website; and
–helped more than 130,000 customers
generate a financial fitness score, and
obtain tips on how to improve their financial
resilience using our online financial fitness
tool.
In the UK, CMB has continued to support
commercial banking clients exhibiting signs of
financial vulnerability. We reviewed client
needs on a case-by-case basis and provided
solutions including repayment holidays,
extending loan repayments and offering
extensions to collection periods. The use of
data and front-line insights has improved our
ability to identify financially vulnerable
customers.
In 2023, we contacted targeted clients to
help improve awareness of the support
available, including communicating with over
178,000 SMEs and proactively making over
43,000 outbound calls.
Increasing understanding of fraud and scam
risk and education on how to protect against
becoming a victim continues to be another
key area of focus. In 2023, we also:
–held fraud and scam awareness webinars
to highlight recent trends and case studies,
attended by approximately 4,300
customers;
–sent 2.1 million emails and 300,000 letters
in quarterly campaigns to share our insights
and enhance understanding of key fraud
topics and trends; and
–published 44 articles and alerts on the
HSBC Fraud and Cyber Awareness mobile
app, covering a broad range of topics as
well as any emerging threats and trends.
For further details of our work to support
vulnerable communities and customers see page 85.
For further details on our conduct and product
responsibilities, see the ESG review on page 96.
HSBC Holdings plc 15
Our ESG ambitions, metrics and targets

TCFD
We have established ambitions and targets
that guide how we do business, including
how we operate and how we serve our
customers. These include targets designed
to help track our progress against our
environmental and social sustainability
goals. They also help us to improve
employee advocacy and the diversity of
senior leadership, as well as strengthen our
market conduct. The targets for these
measures are linked to the pillars of our ESG
strategy: transition to net zero, building
inclusion and resilience, and acting
responsibly.
To help us achieve our ESG ambitions, a
number of measures are included in the
annual incentive and long-term incentive
scorecards of the Group Chief Executive,
Group Chief Financial Officer and Group
Executives that underpin the ESG metrics in
the table below.
For a summary of how all financial and non-
financial metrics link to executive
remuneration, see pages 320 to 335 of the
Directors’ remuneration report.
The table below sets out some of our key
ESG metrics that we use to measure our
progress against our ambitions. For further
details of how we are doing, see the ESG
review on page 41.

Environmental: Transition to net zero[1]	Sustainable finance and investment[2]	Net zero in our own operations[3]	Financed emissions[4]
	$294.4bn	57.3%	7 sectors
	Cumulative total provided and facilitated since January 2020. (2022: $210.7bn) Ambition: Provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030.	Reduction in absolute operational greenhouse gas emissions from 2019 baseline. (2022: 58.5%) Ambition: To be net zero in our own operations and supply chain by 2030.
Number of sectors where we
have set financed emissions
targets, comprising five on-
balance sheet and two combined
financed emissions targets.
Ambition: Align our financed
emissions to achieve net zero by
2050.

Social: Build inclusion and resilience	Gender diversity[5]	Black heritage[5]	Employee engagement[6]
	34.1%	3.0%	77%
Senior leadership roles held by women. (2022: 33.3%) Ambition: Achieve 35% senior leadership roles held by women by 2025.
Senior leadership roles held by
Black heritage colleagues in the UK
and US combined (2022: 2.5% )
Ambition: 3.4% of senior leadership
roles held by Black heritage
colleagues in the UK and US
combined by 2025.
Employee engagement score. (2022: 74%) Ambition: Maintain 72% in the employee Snapshot engagement index.
Governance: Acting responsibly	Conduct training[7]	Customer satisfaction[8]
	98%	3 out of 6	5 out of 6
	Employees who completed conduct training in 2023. (2022: 98%) Target: At least 98% of employees complete conduct and financial crime training each year.	WPB markets that sustained top- three rank and/or improved in customer satisfaction. (2022: 4 out of 6) Target: To be ranked top three and/ or improve customer satisfaction rank.	CMB markets that sustained top- three rank and/or improved in customer satisfaction. (2022: 5 out of 6) Target: To be ranked top three and/or improve customer satisfaction rank
1 For further details of our approach to transition to net zero, methodology and third -party limited assurance reports on financed emissions, sustainable finance and investment progress, and our own operations’ scope 1, 2 and 3 (business travel and supply chain) greenhouse gas emissions data, see www.hsbc.com/who-we-are/
esg-and-responsible-business/esg-reporting-centre.
2 In October 2020, we announced our ambition to provide and facilitate between $750bn to $1tn of sustainable finance and investment by 2030. For further details and breakdown, see the ESG review on page 49. For details of how this target links with the scorecards, see page 320.
3 This absolute greenhouse gas emission figure covers scope 1, scope 2 and scope 3 business travel emissions. For further details of how this target links with the scorecards, see page 320.
4 See page 53 for further details of our targets, which include combined on-balance sheet financed emissions and facilitated emission targets for two emissions-
intensive sectors: oil and gas, and power and utilities. The remaining five sectors for which we have set on-balance sheet financed emissions targets are: cement; iron, steel and aluminium; aviation; automotive; and thermal coal mining.
5 Senior leadership is classified as those at band 3 and above in our global career band structure. For further details, see the ESG review on page 77. For details of how this target links with the scorecards, see page 320. Colleagues in Canada are excluded from this disclosure to align with scorecards.
6 For further details, see the ESG review on page 79. For details of how this target links with the scorecards, see page 320.
7 The completion rate shown relates to the ‘Fighting financial crime’ training module in 2023 and covers permanent and non-permanent employees. The latest global conduct training ‘Conduct matters and taking responsibility – 2023’ was launched in December 2023 and will run through the first quarter.
8 The markets where we report rank positions for WPB and CMB – the UK, Hong Kong, mainland China, India, Mexico and Singapore – are in line with the annual executive scorecards. Our WPB NPS ranking in mainland China is based on 2022 results. Due to data integrity challenges, we are unable to produce a 2023 ranking.
For further details of customer satisfaction, see the ESG review on page 91. For further details of how this target links with the scorecards, see page 320.
16 HSBC Holdings plc
Task Force on Climate-related Financial Disclosures (‘TCFD’)

TCFD
The Financial Stability Board’s Task Force on
Climate-related Financial Disclosures
(‘TCFD’) recommendations set an important
framework for understanding and analysing
climate-related risks, and we are committed
to regular and transparent reporting to help
communicate and track our progress. We
will advocate the same from our customers,
suppliers and the industry.
We have set out our key climate-related
financial disclosures throughout the Annual
Report and Accounts 2023 and related
disclosures. We recognise that further work
lies ahead as we continue to develop our
management and reporting capabilities. In
2023, we made certain enhancements to our
disclosures. These include enhancing our
merger and acquisition process to consider
potential climate and sustainability-related
targets, net zero transition plans and climate
strategy, and how this relates to HSBC. In
addition, we published our net zero transition
plan.
We have considered our ‘comply or explain’
obligation under both the UK’s Financial
Conduct Authority’s Listing Rules and
Sections 414CA and 414CB of the UK
Companies Act 2006, and confirm that we
have made disclosures consistent with the
TCFD Recommendations and Recommended
Disclosures, including its annexes and
supplemental guidance, save for certain
items, which we summarise below.
–For financed emissions we do not plan to
set 2025 targets. We set targets in line
with the Net-Zero Banking Alliance (‘NZBA‘)
guidelines by setting 2030 targets. While
the NZBA defines 2030 as intermediate, we
use different time horizons for climate risk
management. For climate, we define short
term as time periods up to 2025; medium
term is between 2026 and 2035; and long
term is between 2036 and 2050. These
time periods align to the Climate Action
100+ disclosure framework. In 2023, we
disclosed interim 2030 targets for financed
emissions for a number of sectors as we
outline on page 18. Following this, we have
now set combined on-balance sheet
financed emissions and facilitated
emissions targets for two emissions-
intensive sectors: oil and gas, and power
and utilities.
–The methodology and data used for
financed emissions is evolving and we
expect industry guidance, market practice,
data availability, scenarios and regulatory
disclosure requirements to continue to
change, along with the shape of our own
business. We expect to periodically review
and, if required, update our methodologies,
baselines, scenarios, and targets to reflect
real economy decarbonisation and evolving
guidance and data.
–We do not fully disclose impacts from
climate-related opportunities on financial
planning and performance including on
revenue, costs and the balance sheet,
quantitative scenario analysis, detailed
climate risk exposures for all sectors and
geographies or physical risk metrics. This is
due to transitional challenges in relation to
data limitations, although nascent work is
ongoing in these areas. We expect these
data limitations to be addressed in the
medium term as more reliable data
becomes available and technology solutions
are implemented.
–We currently disclose four out of 15
categories of scope 3 greenhouse gas
emissions including business travel, supply
chain and financed emissions. In relation to
financed emissions, we publish on-balance
sheet financed emissions for a number of
sectors as detailed on page 18. We also
publish facilitated emissions for the oil and
gas, and power and utilities sectors. Future
disclosures on financed emissions and
related risks are reliant on our customers
publicly disclosing their greenhouse gas
emissions, targets and plans, and related
risks. We recognise the need to provide
early transparency on climate disclosures
but balance this with the recognition that
existing data and reporting processes
require significant enhancements.
For a full summary of our TCFD disclosures,
including detailed disclosure locations for additional
information, see pages 69 to 74. The additional
information section on page 1e provides further
detail.
HSBC Holdings plc 17
How we measure our net zero progress

TCFD
We are helping the transition to a net zero
economy by transforming ourselves, and
supporting our customers to make their own
transitions. Our ambition is to align our
financed emissions to net zero by 2050 or
sooner.
Our net zero transition plan sets out how we
intend to harness our strengths and
capabilities in areas where we believe we
can support large-scale emissions reduction:
transitioning industry, catalysing the new
economy, and decarbonising trade and
supply chains. The plan also provides details
on our sectoral approach, and on our
implementation plan to embed net zero into
the way we operate.
We continue to track our progress against
our ambition to provide and facilitate $750bn
to $1tn of sustainable finance and
investment by 2030, aligned to our published
data dictionary, and our ambition to achieve
net zero in our own operations and supply
chain by 2030. We also recognise that green
and sustainable finance and investment
taxonomies are not consistent globally, and
evolving taxonomies and practices could
result in revisions in our sustainable finance
reporting going forward.
To date, we have set 2030 financed
emissions targets across energy, heavy
industry and transport, specifically for the
following sectors: oil and gas; power and
utilities; cement; iron, steel and aluminium;
aviation; automotive; and thermal coal
mining.
Following a reduction in our exposure to the
shipping sector after the strategic sale of part
of our European shipping portfolio in 2023,
and work undertaken to assess the
materiality of our remaining portfolio from a
financed emissions perspective, we have
concluded that the remaining exposure as of
year-end 2023 is not material enough to
warrant setting a stand-alone target. This
aligns with NZBA guidelines on sector
inclusion for target setting. Due to ongoing
data availability and quality challenges, we
continue to assess our financed emissions
for our real estate and agriculture sectors.
We recognise that there is a significant
amount of uncertainty and complexity
related to the transition, and that progress in
the real economy will depend heavily on
external factors including the policy and
regulatory landscape across markets, the
speed of technological innovation and
growth, and economic and geopolitical
events. In addition, climate science and the
availability and quality of climate data
continue to evolve, and the net zero-aligned
scenarios upon which we have based our
approach will also update over time to keep
pace with real economy developments.
Emissions and broader customer data is also
expected to improve, as well as approaches
and standards for greenhouse gas
accounting and target setting. As a result of
this, we expect to regularly refine and update
our analysis as well as data collection and
consolidation processes to accommodate
new data sources and updated
methodologies and scenarios, and intend to
be transparent on any changes we make and
why. As an example, our ESG review
includes recalculated 2019 and 2020
financed emissions figures for the oil and
gas, and power and utilities sectors. In
addition, periodic updates to published net
zero-aligned scenarios mean that it will be
important that our net zero-aligned reference
scenario choice, and by extension our target-
setting approach, remain in step with the
evolving real economy context and is
informed by the latest science.
In the following table, we set out our metrics
and indicators and assess our progress
against them.
For further details of our approach to measuring
financed emissions, including scope, methodology,
assumptions and limitations, see page 53.

Net zero implementation plan	Metrics and indicators	Progress to date
Supporting our customers	Sustainable finance and investment provided and facilitated ($bn)[1]	$294.4bn cumulative progress since 2020 (for further breakdown see page 49)
	Number of sectors analysed for financed emissions[2]	We have set seven financed emissions targets, comprising five on-balance sheet and two combined financed emissions targets so far (see pages 53 to 62)
	Thermal coal financing exposures[2,3]	Our thermal coal financing drawn balance exposure was approximately $1bn as at 31 December 2020 (for further details, see page 67)
Embedding net zero into the way we operate	Percentage of absolute operational greenhouse gas emissions reduced[4]	57.3% reduction in absolute greenhouse gas emissions from 2019 baseline (see page 63)
	Percentage of renewable electricity sourced across our operations	Increase from 48.3% in 2022 to 58.4% (see page 63)
	Percentage of energy consumption reduced	26.3% reduction in energy consumption from 2019 baseline (see page 63)
Partnering for systemic change	Philanthropic investment in climate innovation ventures, renewable energy, and nature- based solutions	Committed $105m to our NGO partners since 2020, as part of the Climate Solutions Partnership (see page 68)
1 The detailed definitions of the contributing activities for sustainable finance and investment are available in our revised Sustainable Finance and Investment Data
Dictionary 2023. For this, together with our ESG Data Pack and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/
esg-reporting-centre.
2 For further details of our financed emissions methodology, exclusions and limitations, see our Financed Emissions and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
3 Data is subject to independent third-party limited assurance in accordance with ISAE 3000/ISAE 3410. For further details, see our Financed Emissions and Thermal
Coal Exposures Methodology and independent third-party limited assurance report at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-
centre.
4 Our reported scope 3 greenhouse gas emissions of our own operations in 2023 are related to business travel. For further details on scope 1, 2 and 3, and our progress on greenhouse gas emissions and renewable energy targets, see page 64 and our ESG Data Pack at www.hsbc.com/esg. For further details of our methodology and independent third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
18 HSBC Holdings plc
Responsible business culture
We have a responsibility to help protect our
customers, our communities and the
integrity of the financial system.
Employee matters
We are building a responsible business
culture that values difference, takes
responsibility, seeks different perspectives
and upholds good standards of conduct.
There may be times when our colleagues
need to speak up about behaviours in the
workplace. In the first instance we
encourage colleagues to speak to their line
manager, and our annual Snapshot survey
showed that 86% of colleagues have trust in
their direct manager. HSBC Confidential is
our whistleblowing channel, which allows
colleagues past and present to raise
concerns confidentially and, if preferred,
anonymously (subject to local laws). Our
Snapshot survey showed that 80% of
colleagues feel able to speak up when they
see behaviours they consider to be wrong.
We promote an environment where our
colleagues are treated with dignity and
respect and we act where we find
behaviours that fall short. Our inclusion index
measures our colleagues’ sense of belonging
and psychological safety within the
organisation, and in 2023 this increased to
78%.
We aspire to be an organisation that is
representative of the communities in which
we serve. We have committed to achieving a
35% representation of women in senior
leadership roles (classified as those at band 3
and above in our global career band
structure) by 2025. We remain on track,
having achieved 34.1% in 2023.
We aspire to achieve a 3.4% representation
of Black heritage colleagues in senior
leadership roles across the UK and US
combined by 2025. We are on track to
achieve this, having increased our
representation to 3.0% this year. We
continue to make progress but we know
there is more to be done.
To ensure we set representation goals that
are locally relevant, we enable our
employees to self-disclose ethnicity data. We
have enabled 91% of our colleagues to
disclose their ethnicity, with 62% currently
choosing to do so, where this is legally
permissible.
The table below outlines high-level diversity
metrics.
1 Senior leadership is classified as those at band 3
and above in our global career band structure.
For further details of how we look after our people,
including our diversity targets, how we encourage
our employees to speak up, and our approach to
employee conduct, see the Social section of the ESG
review on page 75.
Listening to our customers
We continue to listen, learn and act on our
customers’ feedback. We have implemented
the net promoter system, enabling us to
share customer feedback with our front-line
teams and allowing them to respond directly
to customers. We also have dedicated global
forums to promote continuous improvement
of our customers’ experience.
Social matters
We invest in the long-term prosperity of the
communities where we operate. We aim to
provide people, especially those in
marginalised and vulnerable communities,
with the skills and knowledge needed to
thrive through the transition to a sustainable
future. For this reason, we focus our support
on programmes that help build inclusion and
resilience. We also support climate solutions
and innovation, and contribute to disaster
relief when needed. For examples of our
programmes, see the ‘Communities’ section
of the ESG review on page 86.
Human rights
As set out in our Human Rights Statement,
we recognise the role of business in
respecting human rights. Our approach is
guided by the UN Guiding Principles on
Business and Human Rights (‘UNGPs’) and
the OECD Guidelines for Multinational
Enterprises on Responsible Business
Conduct. Our Human Rights Statement, and
annual statements under the UK’s Modern
Slavery Act, are available on
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.
For further details of our approach, see the
‘Human rights’ section of the ESG review on
page 89.
Anti-corruption and anti-bribery
We are required to comply with all applicable
anti-bribery and corruption laws in every
market and jurisdiction in which we operate
while focusing on the spirit of relevant laws
and regulations to demonstrate our
commitment to ethical behaviours and
conduct as part of our environmental, social
and corporate governance.
Environmental matters
For details of our climate ambition and
carbon emission metrics, see the ESG review
on page 44.

Group non-financial and sustainability
information statement
This section primarily covers Group non-
financial and sustainability information as
required by applicable regulations. Other
related information can be found as
follows:
For further details of our key performance
indicators, see page 1.
For further details of our business model, see
page 4.
For further details of our principal risks and how
they are managed, see pages 37 to 39.
  For further details of our TCFD disclosures,
including alignment with sections 414CA and
414CB of the Companies Act 2006, see pages 69
to 74.

Training colleagues and partners on digital accessibility
With ‘Digitise’ being one of our strategic pillars, we are committed to improving how our customers can access our online and mobile services. We review against the Web Content Accessibility Guidelines for our websites in 23 markets and mobile apps in 18 markets, and engaged with more than 10,000 colleagues, partners and companies through our digital accessibility training and awareness programme in 2023. To share best practice externally, HSBC sponsored and hosted AbilityNet’s Techshare Pro at our head office in the UK. Our work on digital accessibility was recognised through 11 awards in 2023, including in Hong Kong, where we were the only financial services provider to be recognised for our core banking apps.

HSBC Holdings plc 19
This page is intentionally left blank
20 HSBC Holdings plc
This page is intentionally left blank
HSBC Holdings plc 21
This page is intentionally left blank
22 HSBC Holdings plc
This page is intentionally left blank
HSBC Holdings plc 23
Remuneration
The Group’s financial and strategic performance is reflected in remuneration outcomes for colleagues.

Our reward principles and commitments to colleagues
Our goal is to deliver a unique and
exceptional experience to colleagues so that
we sustain our performance in competitive
markets. Our reward principles and
commitments centre on rewarding
colleagues responsibly, recognising their
success and supporting colleagues to grow.
Pay is a critical part of our proposition. We
were encouraged by a nine percentage point
improvement to 52% in colleagues’
perceptions they are paid fairly because of
actions we took through 2022. The Group
Remuneration Committee remain very
focused on the need to improve this further.
For 2024, we are putting more structure in
place to improve transparency and clarity
about how we make pay decisions.
Rewarding colleagues responsibly
Fixed pay increases for 2024 were
determined based on consistent principles to
help address wage inflation in the markets
where we operate.
As part of the 2023 pay review we
introduced fixed pay ranges to help
managers make fair and competitive fixed
pay decisions and improve clarity for
colleagues.
We will award an overall global fixed pay
increase of 4.4% in 2024, compared with
5.5% for the previous year, reflecting lower
wage inflation in many markets.
The level of increases vary by market,
depending on the economic situation and
individual roles.
To ensure fixed pay levels provide financial
security to colleagues, we established Living
Wage benchmarks for every market and
have been certified by the Fair Wage
Network as a global Living Wage employer
for 2024. This is an important commitment
we make to our employees and the
communities in which we operate to help
ensure we pay responsibly and provide
financial security.
More than 95% of colleagues have private
medical insurance, a retirement plan and life
insurance.
.
Recognising colleagues’ success
The Group Remuneration Committee
determined an overall variable pay pool for
Group employees of $3,774m (2022:
$3,359m). This followed a review of our
performance against financial and non-
financial metrics set out in the Group risk
framework.
Individual variable pay outcomes varied
significantly depending on role, business
area and performance. Our highest
performers and those who role-model our
values-aligned behaviours received the
largest increases in variable pay compared
with the previous year.
Variable pay pool
($m)
From 2024, we will introduce a new variable
pay structure for over 150,000 junior and
middle management colleagues, providing
more clarity around the variable pay levels
for on-target performance, while retaining
flexibility to differentiate outcomes for
performance.
Supporting colleagues to grow
Guided by data and colleague feedback, the
pillars of our well-being programme are
mental, physical, financial and social well-
being.
In our 2023 employee Snapshot survey, 83%
of employees said their mental health was
positive, while all measures of physical well-
being (exercise, sleep, nutrition) have
improved. For the second year running,
HSBC has been ranked top tier for mental
health in the global CCLA Corporate Mental
Health Benchmark.
For details of how the Group Remuneration
Committee sets the pool, see page 315.

Remuneration for our executive Directors
Variable pay for our executive Directors is
driven by achievement against performance
scorecards set by the Group Remuneration
Committee at the start of the year to align
pay outcomes with the delivery of our
strategy and plan.
The Committee considered carefully the
impact of strategic transactions and one-offs
on the Group’s financial performance in
2023. Consistent with the approach in prior
years, the Committee judged that it was
appropriate to assess financial performance
for the purpose of the annual scorecard
excluding these items, to ensure that out-
turns were not impacted by one-offs.
Reflecting on the overall risk management in
the year and in respect of the PRA Notice
relating to compliance with the UK Financial
Services Compensation Scheme and related
Depositor Protection rules, the Committee
applied a downward adjustment of 7.5% to
Noel Quinn’s annual incentive outcome.
The Committee also carefully considered the
executive Directors’ pay outcomes in the
context of pay decisions made for the wider
workforce and determined that these were
an appropriate reflection of Group, business
and individual performance delivered in
2023.
Details of the current executive Directors’
remuneration policy can be found on pages 257 to
265 of our Annual Report and Accounts 2021.
Executive Directors’ scorecard outcomes
(% of maximum opportunity)
2023 annual incentive

Group Chief Executive	70.24%
Group Chief Financial Officer	76.75%
2021–2023 long-term incentive1

Group Chief Executive	75.00%
1The current Group Chief Financial Officer did not
participate in the 2021–2023 long-term incentive.
For details of Directors’ pay and performance for 2023, see the Directors’ remuneration report on page 320.
24 HSBC Holdings plc
Financial overview
In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.
Executive summary
Our financial performance demonstrates the
execution of our strategy and the strengthened
platform for growth, and in 2023 it was
favourably impacted by a higher global interest
rate environment.
This section sets out our key Group financial
targets and the progress we made towards
these in 2023, and – where relevant – our
expectations for 2024 and beyond. We also
include a more detailed table covering further
key financial metrics that we consider insightful
for understanding the Group’s performance.
The Group financial results that follow provide
more detailed insight into the performance that
has driven the outcomes of our financial
targets. It covers income statement
performance on both a reported and constant
currency basis, and the main factors impacting
the strength of our balance sheet, capital and
liquidity position.

Group financial targets
Return on average tangible equity
14.6%
(2022: 10.0%)
In 2023, RoTE was 14.6%, an increase of 4.6
percentage points from 2022. Excluding the
impact of strategic transactions and the
impairment of our investment in BoCom,
RoTE was 15.6%.
From 2024, we intend to revise the
adjustments made to RoTE to exclude all
notable items, improving alignment with the
treatment of notable items in our other
income statement disclosures. On this basis,
we continue to target a RoTE in the mid-
teens for 2024. .
Our guidance reflects our current outlook for
the global macroeconomic environment,
including customer and financial markets
activity.
Target basis operating expenses
$31.6bn
(2022: $29.8bn)
In 2023, the Group targeted cost growth of
approximately 3% on a target basis. Our
target basis excluded the impact of foreign
currency translation differences, notable
items and the impact of retranslating the
2022 results of hyperinflationary economies
at constant currency, as well as cost growth
from our acquisition of SVB UK and related
investments internationally.
In 2023, target basis cost growth was 6%
compared with 2022. In addition to our
targeted growth of 3%, there was an
incremental rise of approximately 1%, primarily
due to technology expenditure, which we did
not mitigate. We also increased performance-
related pay, which resulted in a further rise of
around 1%. Costs grew by an additional 1%,
primarily due to a charge relating to the FDIC
special assessment.
In 2024, we will target growth of approximately
5% compared with 2023, on a target basis
(2023: $31.1bn). This target reflects our
current business plan for 2024, and includes
an increase in staff compensation, higher
technology spend and investment for growth
and efficiency, in part mitigated by cost
savings from actions taken during 2023.
Our cost target basis for 2024 excludes the
direct cost impact of the disposal in France and
the planned disposal in Canada from the 2023
baseline. It is measured on a constant currency
basis and excludes notable items and the
impact of retranslating the prior year results of
hyperinflationary economies at constant
currency.
Capital and dividend policy
CET1 ratio
14.8%
Dividend payout ratio
50%
At 31 December 2023, our CET1 capital ratio
was 14.8%, which was higher than our
medium-term target range of 14% to 14.5%.
We intend to continue to manage the CET1
ratio to within this range.
The total dividend per share in 2023 of $0.61
resulted in a dividend payout ratio of 50% of
earnings per share. For the purposes of
computing our dividend payout ratio, we
exclude from earnings per share material
notable items and related impacts. See page
146 for our calculation of earnings per share.
We aim to retain our dividend payout ratio of
50% for 2024, excluding material notable
items and related impacts. From 2024 this
will be disclosed as our ‘dividend payout
ratio target basis’.

Interest rate management strategy
Our ambition is to maintain strong, resilient
returns through the interest rate cycle. As
part of our balance sheet structural
hedging and risk management strategy we
continue to seek opportunities to stabilise
future earnings and mitigate downside risk
from interest rate movements. During
2023, we took actions to increase the size
and duration of our structural hedge. This
has the effect of stabilising our future
earnings and contributed to a reduction in
the sensitivity of banking net interest
income (‘NII’), a new alternative
performance measure introduced in 2023,
from changes in interest rates.
Banking NII adjusts our NII, primarily for
the impact of funding trading and fair value
activities reported in interest expense. It
represents the Group’s banking revenue
that is directly impacted by changes in
interest rates. To supplement banking NII,
we also provide banking NII sensitivity to
demonstrate our revenue sensitivity to
interest rate movements. Management
uses these measures to determine the
deployment of our surplus funding, and to
help optimise our structural hedging and
risk management actions.

HSBC Holdings plc 25
Key financial metrics

	For the year ended
Reported results	2023	2022[1]	2021
Profit before tax ($m)	30,348	17,058	18,906
Profit after tax ($m)	24,559	16,249	14,693
Cost efficiency ratio (%)	48.5	64.6	69.9
Net interest margin (%)	1.66	1.42	1.20
Basic earnings per share ($)	1.15	0.72	0.62
Diluted earnings per share ($)	1.14	0.72	0.62
Dividend per ordinary share (in respect of the period) ($)	0.61	0.32	0.25
Dividend payout ratio (%)[2]	50	44	40

Alternative performance measures
Constant currency profit before tax ($m)	30,348	16,541	17,400
Constant currency cost efficiency ratio (%)	48.5	64.8	70.0
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	0.36	0.36	(0.07)
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale (%)	0.33	0.35	(0.07)
Basic earnings per share excluding material notable items and related impacts ($)	1.22	N/A	N/A
Return on average ordinary shareholders’ equity (%)	13.6	9.0	7.1
Return on average tangible equity (%)	14.6	10.0	8.3
Return on average tangible equity excluding strategic transactions and impairment of BoCom (%)	15.6	11.3	N/A
Target basis operating expenses ($m)	31,614	29,811	N/A
	At 31 December
Balance sheet	2023	2022[1]	2021
Total assets ($m)	3,038,677	2,949,286	2,957,939
Net loans and advances to customers ($m)	938,535	923,561	1,045,814
Customer accounts ($m)	1,611,647	1,570,303	1,710,574
Average interest-earning assets ($m)	2,161,746	2,143,758	2,209,513
Loans and advances to customers as % of customer accounts (%)	58.2	58.8	61.1
Total shareholders’ equity ($m)	185,329	177,833	198,250
Tangible ordinary shareholders’ equity ($m)	155,710	146,927	158,193
Net asset value per ordinary share at period end ($)	8.82	8.01	8.76
Tangible net asset value per ordinary share at period end ($)	8.19	7.44	7.88

Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3]	14.8	14.2	15.8
Risk-weighted assets ($m)[3,4]	854,114	839,720	838,263
Total capital ratio (%)[3,4]	20.0	19.3	21.2
Leverage ratio (%)[3,4]	5.6	5.8	5.2
High-quality liquid assets (liquidity value) ($m)[4,5]	647,505	647,046	688,209
Liquidity coverage ratio (%)[4,5]	136	132	139
Net stable funding ratio (%)[4,5]	133	136	N/A

Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,006	19,739	20,073
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,135	19,876	20,189
Average basic number of $0.50 ordinary shares outstanding (millions)	19,478	19,849	20,197
For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 124. Definitions and calculations of other alternative performance measures are included in ‘Reconciliation of alternative performance measures’ on page 145.
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31
December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2 In 2023, our dividend payout ratio was adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the planned sale of our banking business in Canada, and the recognition of certain deferred tax assets. No items were adjusted for in 2021.
3 Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
5 The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters.
26 HSBC Holdings plc
Basis of presentation
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17
‘Insurance Contracts’. As required by the
standard, the Group applied the
requirements retrospectively with
comparative data previously published under
IFRS 4 ‘Insurance Contracts’ restated from
the 1 January 2022 transition date.
For further details, see ‘Changes to
presentation from 1 January 2023’ on
page 100.
Changes to our reporting framework
On 1 January 2023, we updated our financial
reporting framework. We no longer report
‘adjusted’ results, which excluded the impact
of both foreign currency translation
differences and significant items. Instead, we
compute constant currency performance by
adjusting comparative reported results only
for the effects of foreign currency translation
differences between the relevant periods.
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons.
We consider constant currency performance
to provide useful information for investors by
aligning internal and external reporting, and
reflecting how management assesses
period-on-period performance.
The results of our global businesses are
presented on a constant currency basis,
which is consistent with how we manage
and assess global business performance.
Notable items
We separately disclose ‘notable items‘,
which are components of our income
statement that management would consider
as outside the normal course of business and
generally non-recurring in nature.
The tables on pages 125 to 126 and pages
138 to 143 detail the effects of notable items
on each of our global business segments
and legal entities during 2023, 2022 and
2021.
Material notable items are a subset of
notable items, which are excluded from our
earnings per share measure for the purposes
of calculating our dividend payout ratio, and
from 2024 will be referred to as on a
‘dividend payout ratio target basis’.
Categorisation as a material notable is
dependent on the nature of each item in
conjunction with the financial impact on the
Group’s income statement.
Management view of revenue on a
constant currency basis
Our global business segment commentary
includes tables that provide breakdowns of
revenue on a constant currency basis by
major product. These reflect the basis on
which revenue performance of the
businesses is assessed and managed.
Comparative periods
Unless otherwise stated, all performance
commentary that follows compares our
results in 2023 with those of 2022.
Reported results (vs 2022)
Reported profit
Reported profit before tax of $30.3bn was
$13.3bn higher. This was driven by a
$15.4bn increase in revenue, primarily due to
growth in net interest income, reflecting the
impact of interest rate rises. The increase
also included a provisional gain of $1.6bn
recognised on the acquisition of SVB UK in
2023, as well as a year-on-year favourable
impact of $2.5bn associated with the sale of
our retail banking operations in France. This
reflected an initial impairment loss of $2.3bn
following the initial classification of these
operations as held for sale in 2022, a reversal
of $2.1bn in the first quarter of 2023 as the
sale became less certain, and a subsequent
impairment loss of $2.0bn as we reclassified
these operations as held for sale in the fourth
quarter of 2023.
These increases were in part offset by an
impairment charge in 2023 of $3.0bn relating
to our investment in BoCom. This
impairment reflected a reduction to the
accounting value-in-use in line with recent
market-wide developments in mainland
China. For further details, see page 101. This
impairment will have no material impact on
HSBC’s capital, capital ratios or distribution
capacity and therefore no impact on
dividends or share buy-backs. Reported
operating expenses decreased, primarily
reflecting a reduction in restructuring and
other related costs following the completion
of our cost-saving programme at the end of
2022, which mitigated growth notably from
higher technology spend, an increase in the
performance-related pay accrual and the
impact of inflation. Reported ECL of $3.4bn
decreased by $0.1bn and included charges
of $1.0bn relating to exposures in the
commercial real estate sector in mainland
China.
Reported profit after tax of $24.6bn was
$8.3bn higher than in 2022. This included a
higher tax expense, in part from the non-
recurrence of a $2.2bn gain in 2022 resulting
from the recognition of a deferred tax asset
from historical tax losses in HSBC Holdings.
Reported revenue
Reported revenue of $66.1bn was $15.4bn or
30% higher, which included a $2.5bn year-
on-year favourable impact relating to the sale
of our retail banking operations in France,
and the recognition of a $1.6bn provisional
gain on the acquisition of SVB UK in 2023, as
mentioned above.
The remaining growth primarily reflected the
impact of interest rate rises, mainly in Global
Payments Solutions (‘GPS’) in CMB and
GBM, Personal Banking and Global Private
Banking in WPB, as well as Securities
Services in GBM. There were also good
performances in Capital Markets and
Advisory and Securities Financing in GBM,
as well as in life insurance and asset
management in WPB. An increase in
revenue in Corporate Centre was driven by
Central Treasury, mainly due to the non-
recurrence of adverse fair value movements
on financial instruments, and valuation gains
on structural hedging.
These increases were partly offset by lower
Credit and Lending revenue in CMB and
GBM, mainly driven by a fall in balances and
margin compression, and a decline in
revenue in Equities in GBM, reflecting
weaker client demand and softer market
conditions.
Revenue reduced in Markets Treasury due to
the impact of rising interest rates on our
funding costs and flattening yield curves,
partly offset by increases from dynamic risk
management and redeployment of asset
disposals. We incurred losses on asset
disposals of $1.0bn relating to repositioning
and risk management activities in our hold-
to-collect-and-sell portfolio in certain key
legal entities. These actions are accretive to
net interest income and reduce the
consumption of the Group‘s financial
resources. This revenue is allocated to our
global businesses.
Revenue in 2023 was also adversely affected
by a $1.4bn impact of hyperinflationary
accounting in Argentina, including the
devaluation of the Argentinian peso,
compared with a $0.4bn adverse impact in
2022.
HSBC Holdings plc 27
Reported results continued

	2023	2022	2021	2023 vs 2022		Impact of FX
Reported results	$m	$m	$m	$m	%	%
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	66,058	50,620	49,552	15,438	30	(2)
ECL	(3,447)	(3,584)	928	137	4	1
Net operating income	62,611	47,036	50,480	15,575	33	(2)
Total operating expenses	(32,070)	(32,701)	(34,620)	631	2	(1)
Operating profit	30,541	14,335	15,860	16,206	>100	(6)
Share of profit in associates and joint ventures less impairment	(193)	2,723	3,046	(2,916)	>(100)	—
Profit before tax	30,348	17,058	18,906	13,290	78	(6)
Tax expense	(5,789)	(809)	(4,213)	(4,980)	>(100)
Profit after tax	24,559	16,249	14,693	8,310	51

	2023	2022	2021
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	1,298	(2,737)	—
Fair value movements on financial instruments[1]	14	(618)	(221)
Restructuring and other related costs	—	(247)	(307)
Disposal losses on Markets Treasury repositioning	(977)	—	—
Currency translation on revenue notable items	—	(105)	—
Operating expenses
Disposals, acquisitions and related costs	(321)	(18)	—
Impairment of non-financial items	—	—	(587)
Restructuring and other related costs	136	(2,882)	(1,836)
Currency translation on operating expenses notable items	—	(31)	113
Share of profit in associates and joint ventures less impairment
Impairment of interest in associate	(3,000)	—	—
1  Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported ECL
Reported ECL of $3.4bn were $0.1bn or 4%
lower. The charge in 2023 primarily
comprised stage 3 net charges, notably
related to mainland China commercial real
estate sector exposures. ECL charges in this
sector were $1.0bn in 2023. The charge in
2023 also reflected the impact of continued
economic uncertainty, rising interest rates
and inflationary pressures. The charge in
2022 included $1.3bn of charges related to
mainland China commercial real estate
exposures.
For further details of the calculation of ECL, see
pages 192 to 204.
Reported operating expenses
Reported operating expenses of $32.1bn
were $0.6bn or 2% lower, primarily driven by
lower restructuring and other related costs of
$3.0bn following the completion of our cost
to achieve programme, which concluded at
the end of 2022. The reduction also included
favourable foreign currency translation
differences between the periods of $0.4bn, a
$0.2bn reduction due to a reversal of
historical asset impairments, and the effects
of our continued cost discipline. There was
also a favourable impact of $0.2bn due to the
impact of hyperinflationary accounting in
Argentina in 2023.
These reductions were partly offset by
increases in technology costs, the impacts of
inflation, a higher performance-related pay
accrual and severance payments. There was
also an increase in the UK bank levy of
$0.3bn, including adjustments relating to prior
years, and we incurred a $0.2bn charge in the
US relating to the FDIC special assessment.
The number of employees expressed in full-
time equivalent staff (‘FTE’) at 31 December
2023 was 220,861, an increase of 1,662
compared with 31 December 2022. The
number of contractors at 31 December 2023
was 4,676, a decrease of 1,371 due to the
completion of our cost-saving programme.
Reported share of profit from associates
and joint ventures less impairment
Reported share of profit from associates and
joint ventures included an impairment charge
of $3.0bn relating to our investment in
BoCom due to a reduction to the accounting
value-in-use of the investment, resulting in a
loss of $0.2bn in 2023. This compared with a
profit of $2.7bn in 2022. The impact of the
impairment in 2023 was partly offset by an
increase in the share of profit from Saudi
Awwal Bank (‘SAB’).
Tax expense
The effective tax rate for 2023 of 19.1% was
higher than the 4.7% in 2022. The effective
tax rate for 2023 was increased by 2.3
percentage points by the non-deductible
impairment of investments in associates, and
reduced by 1.6 percentage points by the
release of provisions for uncertain tax
positions and reduced by 1.5 percentage
points by the non-taxable bargain purchase
gain on the acquisition of SVB UK. The
effective tax rate for 2022 was reduced by
12.8 percentage points by the recognition of
a deferred tax asset on historical tax losses
of HSBC Holdings as a result of improved
profit forecasts for the UK tax group.
Excluding these items, the effective tax rates
were 19.9% for 2023 and 17.5% for 2022.
28 HSBC Holdings plc

Constant currency results

	2023	2022	2021	2023 vs 2022
Results – on a constant currency basis	$m	$m	$m	$m	%
Revenue	66,058	49,871	46,079	16,187	32
ECL	(3,447)	(3,630)	758	183	5
Total operating expenses	(32,070)	(32,302)	(32,244)	232	1
Operating profit	30,541	13,939	14,593	16,602	>100
Share of profit in associates and joint ventures less impairment	(193)	2,602	2,807	(2,795)	>(100)
Profit before tax	30,348	16,541	17,400	13,807	83
Profit before tax of $30.3bn was $13.8bn
higher than in 2022 on a constant currency
basis, primarily driven by higher revenue.
Revenue increased by $16.2bn or 32% on a
constant currency basis, which included a
$2.6bn year-on-year favourable impact
relating to the sale of our retail banking
operations in France, and a provisional gain
of $1.6bn recognised on the acquisition of
SVB UK in 2023. The remaining increase in
revenue was primarily due to growth in net
interest income from the impact of global
interest rate rises. There was also a good
performance from Capital Markets and
Advisory in GBM and higher revenue in
Corporate Centre.
Revenue reduced in Markets Treasury due
to the impact of rising interest rates on our
funding costs and flattening yield curves,
partly offset by increases from dynamic risk
management and the deployment of asset
disposals. Markets Treasury also incurred
losses on asset disposals of $1.0bn relating
to repositioning and risk management
activities in our hold-to-collect-and-sell
portfolio in certain key legal entities. These
actions are accretive to net interest income
and reduce the consumption of the Group‘s
financial resources. This revenue is allocated
to our global businesses.
ECL were $0.2bn or 5% lower on a constant
currency basis. The charge in 2023 primarily
comprised stage 3 net charges, notably related
to mainland China commercial real estate
sector exposures. ECL charges in this sector
were $1.0bn in 2023. The charge in 2023 also
reflected the impact of continued economic
uncertainty, rising interest rates and inflationary
pressures.
Operating expenses were $0.2bn or 1%
lower on a constant currency basis, as
reduced restructuring and other related costs
following the completion of our cost-saving
programme were broadly offset by increases
in technology costs, the impacts of inflation,
and a higher performance-related pay
accrual. There was also an increase in the UK
bank levy, including adjustments relating to
prior years, and a charge in the US relating to
a special assessment of the FDIC.
Share of profit in associates and joint
ventures less impairment included a $3.0bn
impairment of our investment in BoCom due
to a revision to the accounting value-in-use
of the investment, resulting in a loss of
$0.2bn in 2023. This compared with a share
of profit of $2.6bn in 2022 on a constant
currency basis. The impact of the impairment
was partly offset by an increase in the share
of profit from SAB.
Balance sheet and capital
Balance sheet strength
Total assets of $3.0tn were $89bn higher than
at 31 December 2022 on a reported basis, and
included the favourable effects of foreign
currency translation differences of $58bn.
Within total assets, there were $114bn of
assets held for sale, mainly related to our retail
banking operations in France and our banking
operations in Canada, which was broadly
unchanged compared with 2022.
On a constant currency basis, total assets rose
by $31bn, mainly from an increase in financial
investments and higher trading balances, while
cash and balances at central banks and
derivative asset balances fell.
Reported loans and advances to customers
increased by $15bn. On a constant currency
basis, loans and advances fell by $3bn, which
included an increase in secured home loans,
previously classified as held for sale in France.
There was mortgage balance growth in our
main legal entity in Hong Kong and in HSBC
UK, although lending fell in CMB and GBM in
our main entity in Hong Kong, including a
reduction in commercial real estate lending.
Reported customer accounts of $1.6tn
increased by $41bn. On a constant currency
basis, they grew by $13bn, notably from
growth in WPB in our main legal entity in Asia
and CMB in Europe.
Loans and advances to customers as a
percentage of customer accounts was 58.2%,
compared with 58.8% at 31 December 2022.
Distributable reserves
The distributable reserves of HSBC Holdings
at 31 December 2023 were $30.9bn, a
$4.3bn decrease since 2022, primarily driven
by $18.6bn in ordinary dividend, additional
tier 1 coupon and share buy-back payments,
offset by profits generated and other reserve
movements of $14.3bn. Distributable
reserves are sensitive to impairments of
investments in subsidiaries to the extent they
are not offset by the realisation of related
reserves. The impairment of BoCom in 2023
did not impact distributable reserves, as its
intermediate parent and direct subsidiary of
HSBC Holdings, HSBC Asia Holdings
Limited, was not impaired.
Capital position
We actively manage the Group’s capital
position to support our business strategy and
meet our regulatory requirements at all
times, including under stress, while
optimising our capital efficiency. To do this,
we monitor our capital position using a
number of measures. These include our
capital ratios and the impact on our capital
ratios as a result of stress.
Our CET1 ratio at 31 December 2023 was
14.8%, up 0.6 percentage points from 2022,
mainly driven by capital generation net of
dividends, share buy-backs and regulatory
adjustments, which was partly offset by an
increase in risk-weighted assets (‘RWAs’)
during the year.
Liquidity position
We actively manage the Group’s liquidity
and funding to support the business strategy
and meet regulatory requirements at all
times, including under stress. To do this, we
monitor our position using a number of risk
appetite measures, including the liquidity
coverage ratio and the net stable funding
ratio. During 2023, the average high-quality
liquid assets we held was $647.5bn. This
excludes high-quality liquid assets in legal
entities which are not transferable due to
local restrictions.
For further details, see page 242.
Total assets ($bn)
$3,039bn
(2022: $2,949bn)
Common equity tier 1 ratio (%)
14.8%
(2022:14.2%)
HSBC Holdings plc 29
Wealth and Personal Banking
We serve 41 million customers globally, including
6.7 million who are international, from retail customers
to ultra high net worth individuals and their families.

Contribution to Group profit before tax
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
To meet our customers’ needs, we offer
a full suite of products and services
across transactional banking, lending
and wealth.
WPB continued to invest in our key strategic
priorities of expanding our Wealth franchise,
developing our transactional banking and
lending capabilities, and addressing our
customers’ international needs.

Results – on a constant currency basis	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Net operating income	27,275	20,884	20,972	6,391	31
ECL	(1,058)	(1,186)	195	128	11
Operating expenses	(14,738)	(14,248)	(15,338)	(490)	(3)
Share of profit in associates and JVs	65	30	36	35	>100
Profit before tax	11,544	5,480	5,865	6,064	>100
RoTE (annualised)[1] (%)	28.5	13.8
1 RoTE (annualised) in 2022 included a 4.7 percentage point adverse impact from the impairment losses relating to the sale of our retail banking operations in France.
Divisional highlights
$84bn
WPB net new invested assets in 2023, up
6% compared with 2022.
Constant currency profit before tax
($bn)
$11.5bn

International customers are those who bank with us in our 11 key markets, excluding Canada, and who bank in more than one market, those whose address is different from the market we bank them in and customers whose nationality, or country of birth for non-resident Indians and overseas Chinese, is different to the market we bank them in. Customers may be counted more than once when banked in multiple countries.

Performance in 2023 benefited from rising
interest rates and balance sheet growth,
including Wealth deposits. There was also
positive growth in Wealth, including strong
sales in insurance and net new invested
assets growth. The results included a broadly
stable ECL charge, despite ongoing
macroeconomic uncertainty.
6.7 million
International customers at 31 December
2023, an increase of 12% compared with
2022.
Constant currency net operating income
($bn)
$27.3bn

30 HSBC Holdings plc

Management view of revenue	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Wealth	7,524	6,970	8,812	554	8
– investment distribution	2,528	2,469	3,367	59	2
– Global Private Banking	2,252	2,016	1,777	236	12
net interest income	1,155	965	630	190	20
non-interest income	1,097	1,051	1,147	46	4
– life insurance (IFRS 17)[1]	1,462	1,354	—	108	8
– life insurance manufacturing (IFRS 4)[1]			2,512
– asset management	1,282	1,131	1,156	151	13
Personal Banking	20,463	15,939	11,648	4,524	28
– net interest	19,124	14,631	10,298	4,493	31
– non-interest income	1,339	1,308	1,350	31	2
Other[2]	(712)	(2,025)	512	1,313	65
– of which: impairment (loss)/reversal relating to the sale of our retail banking operations in France[3]	4	(2,354)	—	2,358	>100
Net operating income[4]	27,275	20,884	20,972	6,391	31
1 From 1 January 2023 we adopted IFRS 17 and have restated 2022 financial data. Data for 2021 is not restated, and ‘Life insurance manufacturing’ is disclosed on the basis of preparation prevailing in 2021, which includes our manufacturing business only. Insurance distribution of $518m is presented in ‘investment distribution’.
2 ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
3 The amounts associated with the sale of our retail banking operations in France include all related impacts disclosed in notable items, which are presented across various lines in our consolidated income statement.
4 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

	2023	2022	2021
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	4	(2,212)	—
Restructuring and other related costs	—	98	14
Disposal losses on Markets Treasury repositioning	(391)	—	—
Currency translation on revenue notable items	—	(142)	(5)
Operating expenses
Disposals, acquisitions and related costs	(53)	(7)	—
Impairment of non-financial items	—	—	(587)
Restructuring and other related costs	20	(357)	(296)
Currency translation on operating expenses notable items	—	—	4
Financial performance
Profit before tax of $11.5bn was $6.1bn
higher than in 2022 on a constant currency
basis. The growth in revenue reflected
growth in both Personal Banking and
Wealth. The increase also reflected a $2.4bn
year-on-year impact relating to the sale of
our retail banking operations in France. ECL
remained broadly stable and operating
expenses grew by $0.5bn.
Revenue of $27.3bn was $6.4bn or 31%
higher on a constant currency basis.
In Wealth, revenue of $7.5bn was up $0.6bn
or 8%.
–Global Private Banking revenue was $0.2bn
or 12% higher due to rising interest rates
and deposit growth of $11bn or 15%.
–Asset management revenue was $0.2bn or
13% higher, driven by an increase in assets
under management of 15%, and from
positive market movements.
–Life insurance revenue rose by $0.1bn or
8%, mainly driven by an increase of $0.2bn
in contractual service margin (‘CSM’)
earnings and favourable net investment
returns of $0.1bn, partly offset by a $0.3bn
loss from corrections to historical valuation
estimates. There was strong growth in the
new business CSM, up $0.6bn or 47%,
mainly in Hong Kong.
In Personal Banking, revenue of $20.5bn was
up $4.5bn or 28%.
–Net interest income was $4.5bn or 31%
higher due to rising interest rates and
balance sheet growth. Mortgage lending
balances rose in Hong Kong by $6bn and in
HSBC UK by $5bn. Unsecured lending
balances increased by $3bn, notably in
HSBC UK, Mexico and Hong Kong. In
addition, there was an increase of $7.8bn
from a reclassification of secured loans in
France from held for sale. Deposit balances
remained broadly stable as growth in Asia
was partly offset by outflows, mainly in
HSBC UK due to higher cost of living and
competitive pressures, and in our main
entity in the US.
Other revenue increased by $1.3bn, mainly
due to a $2.4bn year-on-year impact relating
to the sale of our retail banking operations in
France. This was partly offset by a $0.7bn
reduction in Markets Treasury allocated
revenue, including disposal losses on
repositioning and an adverse impact of
$0.5bn due to hyperinflationary accounting.
ECL were $1.1bn in 2023, down $0.1bn on a
constant currency basis, as credit
performance remained resilient, despite a
rise in inflationary pressures.
Operating expenses of $14.7bn were $0.5bn
or 3% higher on a constant currency basis,
mainly due to continued investments,
notably in wealth in Asia, higher technology
spend, higher performance-related pay and
the impact of higher inflation. These
increases were partly offset by a reduction in
restructuring and other related costs
following the completion of our cost-saving
programme at the end of 2022 and ongoing
cost discipline.
HSBC Holdings plc 31
Commercial Banking
We operate in more than 50 markets, serving around 1.3 million customers, ranging from small enterprises to large companies operating globally including those in the new innovation economy.

Contribution to Group profit before tax
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
We partner with businesses around the
world, supporting every stage of their
growth, their international ambitions
and their sustainability transitions. We
deliver value to our clients through our
international network, financing
strength, digital capabilities and our
universal banking capabilities, including
our industry leading global trade and
payments solutions.

Results – on a constant currency basis	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Net operating income	22,867	16,283	12,699	6,584	40
ECL	(2,062)	(1,862)	339	(200)	(11)
Operating expenses	(7,524)	(6,894)	(6,691)	(630)	(9)
Share of profit/(loss) in associates and JVs	(1)	—	1	(1)	—
Profit before tax	13,280	7,527	6,348	5,753	76
RoTE (annualised)[1] (%)	23.4	13.7
1 RoTE (annualised) in 2023 included a 3.1 percentage point favourable impact of the provisional gain recognised on the acquisition of SVB UK.
Divisional highlights
78%
Increase in GPS revenue.
Constant currency profit before tax
($bn)
$13.3bn
We aim to be a leader in the innovation
economy, with the launch of HSBC
Innovation Banking in 2023 enhancing our
proposition to clients in the technology and
healthcare sectors. During 2023, we
delivered a strong revenue performance,
notably in Global Payments Solutions (‘GPS’)
and in collaboration revenue from GBM
products.
10%
Increase in collaboration income from the
sale of GBM products to CMB clients.
Constant currency net operating income
($bn)
$22.9bn
32 HSBC Holdings plc

Management view of revenue	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Global Trade and Receivables Finance	2,025	2,075	1,832	(50)	(2)
Credit and Lending	5,343	5,745	5,752	(402)	(7)
Global Payments Solutions	12,381	6,966	3,411	5,415	78
Markets products, Insurance and Investments and Other[1]	3,118	1,497	1,704	1,621	>100
– of which: share of revenue for Markets and Securities Services and Banking products	1,299	1,182	1,008	117	10
– of which: provisional gain on the acquisition of Silicon Valley Bank UK Limited	1,591	—	—	1,591	>100
Net operating income[2]	22,867	16,283	12,699	6,584	40

– of which: transaction banking[3]	15,393	9,940	5,971	5,453	55
1 Includes CMB’s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM’s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from
Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3 Transaction banking comprises Global Trade and Receivables Finance, Global Payments Solutions and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue for Markets and Securities Services and Banking products’).

	2023	2022	2021
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	1,591	—	—
Restructuring and other related costs	—	(16)	(3)
Disposal losses on Markets Treasury repositioning	(316)	—	—
Currency translation on revenue notable items	—	1	(6)
Operating expenses
Disposals, acquisitions and related costs	(55)	—	—
Restructuring and other related costs	32	(266)	(83)
Currency translation on operating expenses notable items	—	(5)	7
Financial performance
Profit before tax of $13.3bn was $5.8bn or
76% higher than in 2022 on a constant
currency basis. This was driven by an
increase in revenue in all our main legal
entities, primarily from a $5.3bn increase in
GPS net interest income. It also included a
provisional gain of $1.6bn from HSBC UK’s
acquisition of SVB UK. These increases were
partly offset by a rise in operating expenses
as a result of the SVB UK acquisition and
increases in technology costs.
Revenue of $22.9bn was $6.6bn or 40%
higher on a constant currency basis.
–In GPS, revenue increased by $5.4bn, with
growth in all main legal entities. The
increase was driven by higher margins,
reflecting interest rate rises and repricing
actions, which were partly offset by lower
average balances notably due to a market-
wide reduction in the UK. There was a 6%
increase in fee income, as business
initiatives drove growth in transaction
banking, with higher volumes in cards and
international payments.
–In Global Trade and Receivables Finance
(‘GTRF‘), revenue decreased by $0.1bn or
2%, driven by lower average balances in
our main legal entities in Asia and Europe,
primarily reflecting the softer trade cycle,
partly offset by wider margins in our legal
entities in Latin America and the UK. In
addition, there was a $28m or 3% increase
in fee income.
–In Credit and Lending, revenue decreased
by $0.4bn or 7%, notably in our main legal
entities in Asia and Europe, primarily due to
margin compression. It also reflected lower
balances due to softer demand from
customers across these markets, and
reduced exposures in the commercial real
estate sector, notably in mainland China
and the US.
–In GBM products, Insurance and
Investments and Other, revenue increased
by $1.6bn, driven by incremental revenue
from HSBC Innovation Banking of $2.1bn,
which included the provisional gain of
$1.6bn on the acquisition of SVB UK. There
was also an increase in collaboration
revenue from GBM products of $0.1bn,
notably in Foreign Exchange. These
increases were partly offset by a reduction
in Markets Treasury allocated income of
$0.6bn, including disposal losses on
portfolio repositioning and the adverse
impacts of hyperinflationary accounting of
$0.6bn. The remaining increase in revenue
reflected higher interest on capital held in
the business, partly offset by higher HSBC
Holdings interest expense.
ECL were a charge of $2.1bn, compared
with a charge of $1.9bn in 2022 on a
constant currency basis. The increase of
$0.2bn was mainly driven by higher stage 3
charges in the UK, and included provisions
from HSBC Innovation Banking, and charges
in the Middle East. ECL in both periods
reflected charges relating to the commercial
real estate sector in mainland China,
although they were lower in 2023.
Operating expenses of $7.5bn were higher
by $0.6bn on a constant currency basis. The
increase reflected incremental costs in HSBC
Innovation Banking of $0.3bn including the
acquisition and integration of SVB UK, higher
performance-related pay, ongoing
investment in technology and inflationary
impacts. These increases were in part
mitigated by the impact of continued cost
discipline and a reduction in restructuring
and other related costs following the
completion of our cost-saving programme at
the end of 2022.
HSBC Holdings plc 33
Global Banking and Markets
We support multinational corporates, financial institutions and institutional clients, as well as public sector and government bodies.

Contribution to Group profit before tax
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
We are a leader in facilitating global
trade and payments, particularly into
and within Asia and the Middle East,
helping to enable our clients in the East
and West to achieve their objectives by
accessing our expertise and
geographical reach. Our product
specialists deliver a comprehensive
range of transaction banking, financing,
capital markets and advisory, and risk
management services.

Results – on a constant currency basis	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Net operating income	16,115	14,602	13,086	1,513	10
ECL	(326)	(573)	221	247	43
Operating expenses	(9,865)	(9,338)	(9,255)	(527)	(6)
Share of profit/(loss) in associates and JVs	—	(2)	—	2	100
Profit before tax	5,924	4,689	4,052	1,235	26
RoTE (annualised) (%)	11.4	9.8

Divisional highlights
11.4%
RoTE in 2023, up 1.6 percentage points
compared with 2022.
Constant currency profit before tax
($bn)
$5.9bn
Profit before tax increased in 2023,
reflecting a strong revenue performance due
to rising interest rates and from Capital
Markets and Advisory. This was partly offset
by weaker client activity in our Equities
business. We continued to invest in
technology to modernise our infrastructure,
innovate product capabilities and support
our clients.
56%
Increase in GPS revenue.
Constant currency net operating income
($bn)
$16.1bn
34 HSBC Holdings plc

Management view of revenue	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Markets and Securities Services	9,008	8,874	7,684	134	2
– Securities Services	2,411	2,022	1,776	389	19
– Global Debt Markets	823	697	819	126	18
– Global Foreign Exchange	4,133	4,137	3,097	(4)	—
– Equities	552	1,003	1,156	(451)	(45)
– Securities Financing	1,116	918	827	198	22
– Credit and funding valuation adjustments	(27)	97	9	(124)	>(100)
Banking	8,540	6,721	5,858	1,819	27
– Global Trade and Receivables Finance	669	678	626	(9)	(1)
– Global Payments Solutions	4,483	2,879	1,581	1,604	56
– Credit and Lending	1,970	2,231	2,332	(261)	(12)
– Capital Markets and Advisory	1,033	731	1,180	302	41
– Other[1]	385	202	139	183	91
GBM Other	(1,433)	(993)	(456)	(440)	(44)
– Principal Investments	(4)	55	372	(59)	>(100)
– Other[2]	(1,429)	(1,048)	(828)	(381)	(36)
Net operating income[3]	16,115	14,602	13,086	1,513	10

– of which: transaction banking[4]	11,696	9,716	7,080	1,980	20
1 Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2 Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
4 Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), Global Trade and Receivables Finance and Global
Payments Solutions.

	2023	2022	2021
Notable items	$m	$m	$m
Revenue
Restructuring and other related costs	—	(184)	(395)
Disposal losses on Markets Treasury repositioning	(270)	—	—
Currency translation on revenue notable items	—	3	25
Operating expenses
Disposals, acquisitions and related costs	3	—	—
Restructuring and other related costs	21	(252)	(195)
Currency translation on operating expenses notable items	—	(4)	20
Financial performance
Profit before tax of $5.9bn was $1.2bn or
26% higher than in 2022 on a constant
currency basis. This was driven by an
increase in revenue of $1.5bn or 10%,
notably from higher net interest income in
GPS and Securities Services. ECL fell by
$0.2bn, while operating expenses increased
by $0.5bn or 6%.
Revenue of $16.1bn was $1.5bn or 10%
higher on a constant currency basis.
In Markets and Securities Services (‘MSS’),
revenue was marginally higher by $0.1bn or
2%.
–Securities Services revenue grew by
$0.4bn or 19%, from higher net interest
income as global interest rates rose.
–Global Debt Markets revenue increased by
$0.1bn or 18%, from favourable primary
market conditions and higher client trading
volumes as the market environment
normalised. The 2022 performance was
impacted by lower primary activity and
client flow due to uncertainty and
challenging market conditions.
–Global Foreign Exchange revenue was
largely in line with 2022 and reflected
continued elevated client activity and
trading facilitation, as we captured the
benefit of market-wide volatility relating to
interest rate and inflation differentials.
–Equities revenue fell by $0.5bn or 45%,
due to lower client activity as a result of
reduced market volatility.
–Securities Financing revenue rose by
$0.2bn or 22%, driven by higher client
flows, growth in prime finance and the
onboarding of new clients.
In Banking, revenue increased by $1.8bn or
27%.
–GPS revenue increased by $1.6bn or 56%,
driven by margin growth as a result of the
rising global interest rate environment and
business pricing actions.
–Capital Markets and Advisory revenue rose
by $0.3bn or 41%, primarily from increased
financing activities and higher interest
rates, against a backdrop of a smaller
global market fee pool.
–Credit and Lending revenue decreased by
$0.3bn or 12%, due to weaker client
demand.
–Banking Other revenue increased by
$0.2bn or 91%, from higher interest on
capital held in the business.
In GBM Other, there was a $0.4bn reduction
in revenue, mainly due to lower Markets
Treasury allocated revenue, including
disposal losses on repositioning, higher
HSBC Holdings interest expense and the
adverse impacts of hyperinflationary
accounting.
ECL of $0.3bn were $0.2bn lower on a
constant currency basis, reflecting a
favourable credit performance, including
lower charges in the commercial real estate
sector in mainland China.
Operating expenses of $9.9bn increased by
$0.5bn or 6% on a constant currency basis
due to the impact of higher inflation and
strategic investments, which was in part
mitigated by business actions and a
reduction in restructuring and other related
costs following the completion of our cost-
saving programme at the end of 2022.
HSBC Holdings plc 35
Corporate Centre
The results of Corporate Centre primarily comprise the share of profit from our interests in our associates and joint ventures and related impairments. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Corporate Centre performance in 2023
reflected the recognition of an impairment in
our investment in our associate BoCom.
Additionally, the non-recurrence of
restructuring and other related costs
following the completion of our cost-saving
programme at the end of 2022 resulted in
lower operating expenses, while higher
revenue included the non-recurrence of
adverse fair value movements on financial
instruments and the impacts of restructuring
our business in Europe.
Financial performance
Loss before tax of $0.4bn was $0.8bn or
65% lower than the loss in 2022, on a
constant currency basis. This reflected lower
restructuring and other related costs and
higher revenue, partly offset by the impact of
an impairment of our investment in BoCom.
This impairment reflects a reduction to the
accounting value-in-use in line with recent
market-wide developments in mainland
China. For further details, see page 101.
Revenue was $1.7bn or 90% higher than in
2022 on a constant currency basis. The
increase was primarily from the non-
recurrence of adverse fair value movements
on financial instruments in Central Treasury
and structural hedges, together with the
non-recurrence of losses and charges
associated with the disposals of our branch
operations in Greece and our French retail
banking business, the planned disposal of
our business in Russia, and legacy portfolios.
These favourable year-on-year impacts were
partly offset by adverse fair value
movements in 2023 on foreign exchange
hedges related to the planned sale of our
banking business in Canada.
Operating expenses decreased by $1.9bn on
a constant currency basis, primarily driven by
the non-recurrence of restructuring and other
related costs following the completion of our
cost-saving programme at the end of 2022.
These were partly offset by the recognition of
a charge related to the FDIC special
assessment, costs associated with the
disposal of our retail banking operations in
France and the planned disposal of our
banking business in Canada, and a higher
allocation of the UK bank levy, including
adjustments related to prior years. Since
2021, the UK bank levy and any related
adjustments have been allocated across our
global businesses and Corporate Centre,
primarily to GBM.
Share of profit in associates and joint
ventures in 2023 included an impairment
charge of $3.0bn in 2023 relating to our
investment in BoCom due to a reduction of
the accounting value-in-use of our
investment, resulting in a loss of $0.3bn. This
compared with a share of profit of $2.6bn in
2022. The impact of the impairment was
partly offset by growth of $0.2bn, mainly
driven by an increase in the share of profits
from SAB.

Results – on a constant currency basis	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Net operating income	(199)	(1,898)	(678)	1,699	90
ECL	(1)	(9)	3	8	89
Operating expenses	57	(1,822)	(960)	1,879	>100
Share of profit in associates and joint ventures less impairment	(257)	2,574	2,770	(2,831)	>(100)
– of which: impairment loss relating to our investment in BoCom	(3,000)	—	—	(3,000)
Profit/(loss) before tax	(400)	(1,155)	1,135	755	65
RoTE (annualised) (%)	(1.0)	2.8

Management view of revenue	2023	2022	2021	2023 vs 2022
	$m	$m	$m	$m	%
Central Treasury[1]	99	(742)	(324)	841	>100%
Legacy portfolios	3	(174)	(54)	177	>100%
Other[2,3]	(301)	(982)	(300)	681	69
Net operating income[4]	(199)	(1,898)	(678)	1,699	90
1 Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2 Other comprises consolidation adjustments, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals, gains and losses on certain planned disposals, including charges relating to our business in Russia, and other revenue items not allocated to global businesses.
3 Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 2023 was $(139)m (2022: $1,431m; 2021: $2,142m).
4 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

	2023	2022	2021
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(297)	(525)	—
Fair value movements on financial instruments	14	(618)	(221)
Restructuring and other related costs	—	(145)	77
Disposal losses on Markets Treasury repositioning	—	—	—
Currency translation on revenue notable items	—	33	(16)
Operating expenses
Disposals, acquisitions and related costs	(216)	(11)	—
Restructuring and other related costs	63	(2,007)	(1,262)
Currency translation on operating expenses notable items	—	(22)	81
Impairment of interest in associate	(3,000)	—	—
36 HSBC Holdings plc
Risk overview
Active risk management helps us to achieve our strategy, serve our customers and communities and grow our business safely.

Managing risk
The global economy proved more resilient in
2023 than had been expected, supported by
strong growth in the US, and a stabilisation
in China’s economy, although there
continues to be uncertainty and weakness in
Europe. In most key markets, a fall in energy
prices and other commodity prices facilitated
a decrease in inflation. Central banks in most
developed markets are expected to have
concluded monetary policy tightening in the
second half of 2023 and to start reducing
interest rates in 2024. Certain emerging
market central banks began reducing interest
rates during 2023. However, interest rates in
the medium term are likely to remain
materially higher than in recent years.
Geopolitical tensions are a source of
significant risk, including the ongoing Russia-
Ukraine and Israel-Hamas wars. Both could
have significant global economic and
political consequences. The Israel-Hamas
war has led to renewed volatility in energy
prices, and recent attacks on commercial
shipping in the Red Sea and the counter-
measures taken to improve security have
begun to disrupt supply chains. These
developments have the potential to halt or
reverse the recent decline in inflation
especially in Europe and North America.
Sanctions and trade restrictions are complex,
novel and evolving. In particular, the US, the
UK and the EU, as well as other countries,
have imposed significant sanctions and trade
restrictions against Russia. In December
2023, the US established a new secondary
sanctions regime, providing itself broad
discretion to impose severe sanctions on
non-US banks that are knowingly or even
unknowingly engaged in certain transactions
or services involving Russia’s military-
industrial base. This creates challenges
associated with the detection or prevention
of third-party activities beyond HSBC’s
control. The imposition of such sanctions
against any non-US HSBC entity could result
in significant adverse commercial,
operational and reputational consequences
for HSBC.
The relationships between China and several
other countries, including the US and the UK,
remain complex. Supply chains remain
vulnerable to a deterioration in these
relationships and this has resulted in efforts
to de-risk certain sectors by reshoring
manufacturing activities. The US, the UK, the
EU and other countries have imposed
various sanctions and trade restrictions on

Key risk appetite metrics
Component	Measure	Risk appetite	2023
Capital	CET1 ratio – end point basis	≥13.0%	14.8%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: (WPB)	≤0.50%	0.21%
	Change in expected credit losses and other credit impairment charges as a % of advances: wholesale (GBM, CMB)	≤0.45%	0.40%
Chinese persons and companies. The
approach of countries to strategic
competition and engagement with China
continues to develop. In response, China has
imposed sanctions, trade restrictions and law
enforcement measures. Further sanctions or
counter-sanctions may adversely affect the
Group, its customers and various markets.
Fiscal deficits are expected to remain large in
both developed and emerging markets, as
public spending on social welfare, defence
and climate transition initiatives is expected
to remain high. In many countries, the fiscal
response to the Covid-19 pandemic has also
left a very high public debt burden. Against a
backdrop of slower economic growth and
high interest rates, elevated borrowing costs
could increase the strains on highly indebted
sovereigns.
Political changes may also have implications
for policy. Many countries are expected to
hold elections in 2024. This may result in
uncertainty in some markets in response to
domestic political priorities.
Sectoral risks are also a focus, and the real
estate sector in particular faces challenges in
many of our major markets. In mainland
China, commercial real estate conditions
remain distressed and signs of a material or
sustained recovery are yet to emerge.
Market data continues to reflect reduced
investment and weak sentiment in the short
term, although authorities are expanding
fiscal and monetary support to the economy
including specific measures to support
developers and stimulate housing demand.
We continue to closely monitor this sector,
and take action to manage our commercial
real estate portfolio risk.
The impact of the rising cost of living on
retail customers is a key risk for our society.
Our primary concern is to ensure that we
offer the right support to customers in line
with regulatory, government and wider
stakeholder expectations. This follows our
adoption of the UK government’s Mortgage
Charter released in June 2023.
We engage closely with regulators to help
ensure that we continue to meet their
expectations regarding financial institutions’
activities to support economies during times
of market volatility.
Our approach to macroeconomic scenarios
in relation to IFRS 9 ‘Financial Instruments’
remained unchanged in the fourth quarter of
2023 compared with the corresponding
period in 2022. Adjustments to the design
and narrative of the most severe downside
scenario were made to reflect increased
geopolitical risks.
In addition, management adjustments to ECL
were applied to reflect persisting uncertainty
in certain sectors, driven by inflation, interest
rate sensitivity and other macroeconomic
risks, which were not fully captured by our
models.
We continue to monitor, and seek to
manage, the potential implications of all the
above developments on our customers and
our business. While the financial
performance of our operations varies by
geography, our balance sheet and liquidity
remained strong.
For further details of our Central and other
scenarios, see ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’ on page 192.
HSBC Holdings plc 37
Managing risk continued
Our risk appetite
Our risk appetite defines our desired forward-
looking risk profile and informs the strategic
and financial planning process. It provides an
objective baseline to guide strategic decision
making, helping to ensure that planned
business activities provide an appropriate
balance of return for the risk assumed, while
remaining within acceptable risk levels. Risk
appetite supports senior management in
allocating capital, funding and liquidity
optimally to finance growth, while monitoring
exposure to non-financial risks.
At 31 December 2023, our CET1 ratio and
ECL charges were within their defined risk
appetite thresholds. Our CET1 capital ratio at
31 December 2023 was 14.8%, up 0.6
percentage points from 2022, mainly driven
by capital generation net of dividends, share
buy-backs and regulatory adjustments, partly
offset by an increase in RWAs during the
year. For further details of the key drivers of
the overall CET1 ratio, see ‘Own funds
disclosure’ on page 243. Wholesale ECL
charges during the year reflected the default
of several mainland China commercial real
estate developer clients. Wholesale ECL
charges fell outside of appetite in the first
half of 2023, although returned within
appetite during the second half of 2023, due
to relatively lower defaults in the UK and
most other markets. During 2023, we
enhanced the coverage of interest rate risk
metrics in the banking book within the
Group’s appetite statement.
Stress tests
We regularly conduct stress tests to assess
the resilience of our balance sheet and our
capital adequacy, as well as to provide
actionable insights into how key elements of
our portfolios may behave during a crisis.
We use the outcomes to calibrate our risk
appetite to review and calibrate as required
our strategic and financial plans, helping to
improve the quality of management’s
decision making. The results from the stress
tests also drive recovery and resolution
planning to help enhance the Group’s
financial stability under various
macroeconomic scenarios. The selection of
stress scenarios is based upon the
identification and assessment of our top
risks, emerging risks and our risk appetite.
In January 2023, HSBC Holdings and HSBC
UK, its UK ring-fenced bank, submitted the
internally modelled results of the Bank of
England’s (‘BoE‘) 2022–2023 annual cyclical
scenario to the regulator. The BoE uses the
annual cyclical scenario stress test to
determine the banking sector‘s ability to
withstand an adverse scenario and continue
to serve UK households and businesses.
The results were published on 12 July 2023
by the BoE in its Financial Stability Report
and indicated that both HSBC Holdings and
HSBC UK are sufficiently capitalised with a
CET1 capital ratio remaining well above the
regulatory reference rate on both an IFRS 9
transitional basis and on a non-transitional
basis.
During the second half of 2023, the Group-
wide internal stress test was completed
alongside testing of the Group’s strategy.
The concluding results of the Group-wide
internal stress test provided updates to the
Group Risk Committee in support of its
assessment of adequacy of HSBC Holdings
capital levels. The underlying conclusions
drawn from this exercise will also be
included in the Group internal capital
adequacy assessment process (‘ICAAP‘) in
the first quarter of 2024.
Climate risk
Climate risk relates to the financial and non-
financial impacts that may arise as a
consequence of climate change and the
move to a net zero economy. Climate risk
can impact us either directly or through our
relationships with our clients. These include
the potential risks arising as a result of our
net zero ambition, which could lead to
reputational concerns, and potential legal
and/or regulatory action if we are perceived
to mislead stakeholders on our business
activities or if we fail to achieve our stated
net zero targets.
We seek to manage climate risk across all
our businesses in line with our Group-wide
risk management framework and are
incorporating climate considerations within
our traditional risk types.
  For further details of our approach to climate risk
management, see ‘Climate risk‘ on page 257.
  For further details of our TCFD disclosures, see
the ‘ESG review‘ on page 42.
Climate stress tests
To support the requirements for assessing
the impacts of climate change, we continue
to develop a set of capabilities to execute
climate stress testing and scenario analysis.
These are used to help improve our
understanding of risk exposures for
managing risk and business decision
making.
In the second half of 2023, we ran further
internal climate scenario analyses. The
outcomes were used to identify challenges
and opportunities to our net zero strategy,
inform capital planning and risk appetite, as
well as to respond to climate stress tests for
regulators, including the Hong Kong
Monetary Authority and the Central Bank of
the United Arab Emirates.
For further details of our approach to climate risk
stress testing, see ‘Insights from scenario analysis’ on
page 261.
Our operations
We remain committed to investing in the
reliability and resilience of our IT systems
and critical services, including those
provided by third parties, which support all
parts of our business. We do so to help
protect our customers, affiliates and
counterparties, and to help ensure that we
minimise any disruption to services. In our
approach to defending against these threats,
we invest in business and technical controls
to help us detect, manage and recover from
issues in a timely manner.
We are working to ensure that we balance
the opportunity AI presents to accelerate
delivery of our strategy with the need to
ensure appropriate controls are in place to
mitigate the associated risks. HSBC is
committed to using AI ethically and
responsibly. We continue to refine and
embed robust and effective governance and
controls into our risk management processes
to help meet the Group’s needs and
increasing regulatory expectations for when
AI is both developed internally and enabled
through third parties.
We continue to focus on improving the
quality and timeliness of the data used to
inform management decisions, and are
progressing with the implementation of our
strategic and regulatory change initiatives to
help deliver the right outcomes for our
customers, people, investors and
communities.
  For further details of our risk management
framework and risks associated with our banking
and insurance manufacturing operations, see pages
160 and 181, respectively.

Top and emerging risks
Our top and emerging risks report identifies
forward-looking risks so that they can be
considered in determining whether any
incremental action is needed to either
prevent them from materialising or to limit
their effect. Top risks are those that have the
potential to have a material adverse impact
on the financial results, reputation or
business model of the Group. We actively
manage and take actions to mitigate our top
risks. Emerging risks are those that, while
they could have a material impact on our risk
profile were they to occur, are not
considered immediate and are not under
active management. Our suite of top and
emerging risks is subject to regular review by
senior governance forums. During 2023, we
removed Ibor transition as a top risk given
the cessation of the publication of US dollar
Libor in June 2023. We continue to monitor
closely the identified risks and ensure
management actions are in place, as
required.
38 HSBC Holdings plc

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	~
Our operations and portfolios are subject to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Conflict in certain regions and geopolitical tensions are creating a more complicated business environment. Despite expected reductions, global interest rates are nevertheless likely to remain high in 2024, which could slow the growth of the global economy and affect our credit portfolio.

Technology and cybersecurity risk	}
There is a risk of service disruption or loss of data resulting from technology failures or malicious activities by internal or external threats. We continue to monitor changes to the threat landscape, including those arising from ongoing geopolitical and macroeconomic events, and the impact this may have on third-party risk management. We operate a continuous improvement programme to help protect our technology operations and counter a fast-evolving cyber threat environment.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, increasing frequency of severe weather events, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks, including reputational, legal and regulatory compliance risks.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity.
The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry and new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and adapt our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and we seek to ensure these are understood and managed with appropriate controls.

Evolving regulatory environment risk	}
The regulatory and compliance risk environment remains complex, in part due to the UK’s Financial Conduct
Authority’s (‘FCA’) implementation of its Consumer Duty in July 2023. There continues to be an intense regulatory focus on ESG matters, including on ‘green’ products. Regulatory scrutiny of financial institutions following recent banking failures may result in new or additional regulatory requirements impacting the Group in the short to medium term.

Internally driven
Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Risks arising from the receipt of services from third parties	~
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain has heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with a particular focus on capital models. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Change execution risk	}
Failure to effectively prioritise, manage and/or deliver transformation across the organisation impacts our ability to achieve our strategic objectives. We continue to monitor, manage and oversee change execution risk to try to ensure that our change portfolios and initiatives deliver the right outcomes for our customers, people, investors and communities.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	Ä
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, and compliance with employment laws and regulations. While high employee attrition has continued to ease generally, a small number of markets still experience heightened inflation, turnover and labour market difficulties. Failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims.

~ Risk heightened during 2023      } Risk remained at the same level as 2022      Ä Risk decreased during 2023
HSBC Holdings plc 39
This page is intentionally left blank
40 HSBC Holdings plc

Environmental, social and governance review

Our ESG review sets out our approach to
our environment, customers, employees
and governance. It explains how we
aim to achieve our purpose, deliver
our strategy in a way that is sustainable,
and build strong relationships
with all of our stakeholders.

42Our approach to ESG 44Environmental 75Social 87Governance

How we present our TCFD disclosures
Our overall approach to TCFD can be found on page 17 and additional information is included on pages 69 and 1e. Further details have been embedded in this section and the Risk review section on pages 257 to
266. Our TCFD disclosures are highlighted with the following symbol:
TCFD

HSBC Holdings plc41
Our approach to ESG
We continue to work to incorporate environmental, social and governance principles throughout the organisation and to embed sustainability into the way we operate.
About the ESG review
Our purpose is: ‘Opening up a world of
opportunity’.
Our purpose is guided by our values: we
value difference; we succeed together; we
take responsibility; and we get it done.
Our approach to ESG is shaped by our purpose
and values and a desire to create sustainable
long-term value for our stakeholders. We
collaborate and aim to build strong
relationships with all of our stakeholders, which
include the people who work for us, bank with
us, own us, regulate us, and live in the societies
we serve and on the planet we all inhabit to
deliver the ESG approach.
Transition to net zero
We have continued to take steps to
implement our climate ambition to become
net zero in our operations and our supply
chain by 2030, and align our financed
emissions to net zero by 2050. In January
2024, we published our net zero transition
plan, which is an important milestone in our
journey to achieving our net zero ambition.
The plan will help our people, customers,
investors and other stakeholders to
understand our long-term vision, the
challenges, uncertainties and dependencies
that exist, the progress we are making
towards our own transition and what we
plan to do in the future.
In this ESG review, we publish on-balance
sheet financed emissions for thermal coal
mining, in addition to other sectors we have
already been reporting on, noting the challenge
of evolving methodologies and data limitations.
We also publish combined on-balance sheet
financed and facilitated emissions for the oil
and gas, and power and utilities sectors. We
expect to iterate and mature our approach to
supporting sector transitions over time. We also
continue to work on improving our data
management processes.
We continue to review policy
implementation as we apply our policies in
practice, and our operationalisation of such
policies continues to be enhanced. We take
a risk-based approach when identifying
transactions and clients to which our energy
and thermal coal phase-out policies apply,
and when reporting on relevant exposures,
adopting approaches proportionate to risk
and materiality.
We are also working with peers and industry
bodies to help mobilise the systemic change
needed to deliver action on climate change,
nature and the just transition.

Environmental – Transition to net zero
–In January 2024, we published our net zero transition plan. This provides an overview of the progress we have made to date and what we plan to do next, although we acknowledge there is still much more to do.
–We have now set combined on-balance sheet financed emissions and facilitated emissions targets for two emissions-intensive sectors: oil and gas, and power and utilities, and report the combined progress for both sectors.
Read more in the Environmental section on page 44.

Social – Building inclusion and resilience
–In 2023, 34.1% of senior leadership roles were occupied by women, with a target to achieve
35% by 2025, although progress has not been as fast paced as we would have liked. We also continued on a journey to meet our ethnicity goals.
–Employee engagement, which is our headline measure, increased by three points in 2023 and is now seven points ahead of the external financial services benchmark.
  Read more in the Building inclusion and resilience section on page 75.

Governance – Acting responsibly
–We continue to raise awareness and develop our understanding of our salient human rights issues. In 2023, we provided practical guidance and training, where relevant, to our colleagues across the Group on how to identify and manage human rights risk.
–We were ranked as a top three bank against our competitors in 58% of our key six markets, although we still have work to do to improve our rank positions.
  Read more in the Governance section on page 87.

Building inclusion and resilience
Our social approach is centred around
fostering inclusion and building resilience for
our colleagues, our customers, and in the
communities we serve.
We are building a workforce that is
representative of the communities that we
serve and we have targets and programmes
in place to ensure fair and inclusive
recruitment and to support the equitable
progression of under-represented groups.
We also strive to create an inclusive and
accessible banking experience for all of our
customers, and to help them access the
finance they need without unnecessary
barriers.
Employee resilience is central to our success,
so we provide a wide range of resources to
support colleagues’ mental, physical and
financial well-being, as well as training and
support so that they are equipped with the
skills they need to further their careers. We
support customer resilience with products,
services and education that build their
capabilities so that they can understand their
finances and manage them effectively.
Acting responsibly
Our governance approach focuses on acting
responsibly and recognises topics such as
human rights, conduct and data integrity.
Our policies and procedures help us to
provide the right outcomes for customers,
including those with enhanced care needs,
which in 2023 took into account pressures
from the increased cost of living. Customer
experience is at the heart of how we operate
and is measured through customer
satisfaction and customer complaints.
We are continuing our journey to embed
ESG principles across the organisation,
including incorporating climate risks within
the risk management framework, training
our workforce, incorporating climate-related
targets within executive scorecards, and
engaging with customers and suppliers.
42 HSBC Holdings plc
How we decide what to measure
We listen to our stakeholders in a number of
different ways, which we set out in more
detail within the ‘ESG overview’ on page 14.
We use the information they provide us to
identify the issues that are most important to
them and consequently also matter to our
own business.
Our ESG Committee and other relevant
governance bodies regularly discuss the new
and existing themes and issues that matter
to our stakeholders. Our management team
then uses this insight, alongside the
framework of the ESG Guide (which refers to
our obligations under the Environmental,
Social and Governance Reporting Guide
contained in Appendix C2 to The Rules
Governing the Listing of Securities on The
Stock Exchange of Hong Kong Limited), and
the LR9.8.6R(8) of the Financial Conduct
Authority’s (‘FCA’) Listing Rules, and other
applicable laws and regulations to choose
what we measure and publicly report in this
ESG review. Under the ESG Guide,
’materiality’ is considered to be the threshold
at which ESG issues become sufficiently
important to our investors and other
stakeholders that they should be publicly
reported. Our approach to materiality also
considers disclosure standards and other
applicable rules and regulations as part of
our materiality assessment for specific ESG
topics and relevant disclosures.
Given the recent developments in the ESG
regulatory environment across various
jurisdictions in which we operate, combined
with the relative immaturity of processes,
systems, data quality and controls, our focus
remains on supporting a globally consistent
set of mandatory sustainability standards.
We aim to continue to evolve our reporting
to recognise market developments, such as
the International Sustainability Standard
Board (‘ISSB’) or the Corporate Sustainability
Reporting Directive (‘CSRD’), and support
the efforts to harmonise the disclosures. In
this Form 20-F, we continue to report against
the core World Economic Forum (‘WEF’)
Stakeholder Capitalism Metrics and
Sustainability Accounting Standards Board
(‘SASB’) metrics, and will continue to review
our approach as the regulatory landscape
evolves.
Consistent with the scope of financial
information presented in this Form 20-F, the
ESG review covers the operations of HSBC
Holdings plc and its subsidiaries. Given the
relative immaturity of ESG-related data and
methodologies in general, we are on a
journey towards improving completeness
and robustness.
For further details of our material ESG topics, see
‘Engaging with our stakeholders and our material
ESG topics’ on page 15.
For further details of our approach to reporting,
see ‘Additional information’ on page 1d.

Our reporting around ESG
We report on ESG matters throughout this Form 20-F, including the ’ESG overview’ section of the Strategic Report (pages 14 to 19), this ESG review (pages 41 to 98), and the ‘Climate risk’ and ‘Insights from climate scenario analysis’ sections of the Risk review (pages 257 to 266). In addition, we have other supplementary materials, including our ESG Data Pack, which provides a more granular breakdown of ESG information.

Detailed data	Additional reports
ESG Data Pack 2023, including SASB Index 2023 and WEF Index 2023	UK Pay Gap Report 2023 Modern Slavery and Human Trafficking Statement 2023 Green Bond Report 2023 HSBC UN Sustainable Development Goals Bond and Sukuk Report 2023
For further details of our supplementary materials, see our ESG reporting centre at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

Assurance relating to ESG data

TCFD
HSBC Holdings plc is responsible for
preparation of the ESG information and all
the supporting records, including selecting
appropriate measurement and reporting
criteria, in this Form 20-F, ESG Data Pack
and the additional reports published on our
website.
We recognise the importance of ESG
disclosures and the quality of data
underpinning them. We also acknowledge
that our internal processes to support ESG
disclosures are in the process of being
developed and currently rely on manual
sourcing and categorisation of data. Certain
aspects of our ESG disclosures are subject to
enhanced verification and assurance
procedures including the first, second and
third line of defence. Assurance assists in
reducing the risk of restatement, although it
cannot be fully eliminated given the
challenges in data, evolving methodologies
and emerging standards. We aim to continue
to enhance our approach in line with external
expectations.
For 2023, ESG data is subject to stand-alone
independent limited third-party assurance in
accordance with International Standard on
Assurance Engagements 3000 (Revised)
‘Assurance Engagements other than Audits
or Reviews of Historical Financial
Information’ and, in respect of the
greenhouse gas emissions, in accordance
with International Standard on Assurance
Engagements 3410 ‘Assurance
Engagements on Greenhouse Gas
Statements’, issued by the International
Auditing and Assurance Standards Board, on
the following specific ESG-related
disclosures and metrics:
–our Green Bond Report 2023 (published in
December 2023);
–our progress towards our ambition to
provide and facilitate $750bn to $1tn of
sustainable finance and investment by 2030
(see page 49);
–our on-balance sheet financed emissions
for 2021 and 2022 for six sectors, our on-
balance sheet financed emissions for 2020
for thermal coal mining, and our facilitated
emissions for two sectors for 2019 to 2022
(see page 61);
–our thermal coal financing drawn balance
exposures for 2020 (see page 67); and
–our own operations’ scope 1, 2 and 3
(business travel) greenhouse gas emissions
data (see page 64), as well as supply chain
emissions data.
The work performed for independent limited
assurance is substantially less than the work
performed for a reasonable assurance
opinion, like those provided over financial
statements.
Our data dictionaries and methodologies for
preparing the above ESG-related metrics and
independent third-party limited assurance
reports can be found at www.hsbc.com/
who-we-are/esg-and-responsible-business/
esg-reporting-centre.
HSBC Holdings plc43
Environmental

TCFD
Transition to net zero
We support the transition of our customers, industries and markets to a net zero and a sustainable future, while moving to net zero ourselves.
At a glance
Our approach to transition to net zero
Our net zero ambition represents one of our
four strategic pillars. In January 2024, we
published our net zero transition plan. It
provides an overview of our approach to net
zero and the actions we are taking to help
meet our ambition. It sets out how we are
working to embed net zero across key areas
of our organisation to help ensure that we
can play a role in the transition to net zero in
the markets we serve.
Supporting our customers
To help achieve the scale and speed of
change required to transition to net zero, we
know we need to support our customers not
just with finance, but with the services,
insights and tools to help them to transition.
In 2023, we continued to provide sustainable
financing and investment to our customers
in line with our ambition to provide and
facilitate $750bn to $1tn by 2030. We report
our progress against our 2030 financed
emissions targets and our wider progress
towards net zero by 2050, including how we
plan to engage with customers in high-
emitting sectors.
Embedding net zero into the way we
operate
We take a risk-based, proportionate and
iterative approach to embedding net zero
into our organisation, focusing our efforts on
where we can help drive material and
implementable change, and applying
learnings as we go along. Our approach will
continue to mature over time with evolving
science, methodologies, industry standards
and regulatory requirements, and
improvements in data and in technology
infrastructure.
Partnering for systemic change
Our ability to achieve our own net zero
ambition is heavily reliant on the mobilisation
of all stakeholders, public and private, across
multiple geographies. We continue to
support systemic change through new and
existing partnerships, and we engage
through industry alliances and initiatives to
help build a supportive enabling
environment.
Impact on reporting and financial
statements
We have assessed the impact of climate risk
on our balance sheet and have concluded
that there is no material impact on the
financial statements for the year ended 31
December 2023. The effects of climate
change are a source of uncertainty. We
capture known and observable potential
impacts of climate-related risks in our asset
valuations and balance sheet calculations.
These are considered in relevant areas of our
balance sheet, including expected credit
losses, classification and measurement of
financial instruments, goodwill and other
intangible assets; and in making the long-
term viability and going concern assessment.
As part of assessing the impact on our
financial statements we conducted scenario
analysis to understand the impact of climate
risk on our business (see page 65). For
further details of our climate risk exposures,
see page 257.
For further details of how management
considered the impact of climate-related risks on its
financial position and performance, see ‘Critical
estimates and judgements’ on page 370.

In this section
Overview	Our approach to the transition	We aim to achieve net zero in our financed emissions by 2050, and in our own operations and supply chain by 2030.	Page 45
	Understanding our climate reporting	To achieve our climate ambition we need to be transparent on the opportunities, challenges, related risks and progress we make.	Page 46
Supporting our customers	Sustainable finance and investment	Our ability to help finance the transformation of businesses and infrastructure is key to building a sustainable future for our customers and society.	Page 49
	Financed emissions	We aim to align our financed emissions to achieve net zero by 2050 and support our clients on their transition.	Page 53
Embedding net zero into the way we operate	Net zero in our own operations	Part of our ambition to be a net zero bank is to achieve net zero carbon emissions in our operations and supply chain by 2030.	Page 63
Managing climate risk
We manage climate risk across all our businesses in line with our Group-wide risk management framework. Enhancing our climate change stress testing and scenario analysis capability is crucial in identifying and understanding climate-
related risks and opportunities.
Page 65
	Sustainability risk policies	Our sustainability risk policies seek to ensure that the financial services that we provide to customers do not result in unacceptable impacts on people or the environment.	Page 66
Partnering for systemic change	Supporting systemic change to deliver net zero	We collaborate with a range of partners to support the development of an enabling environment and mobilise finance for nature and climate.	Page 68
Our approach to climate reporting	Task Force on Climate-related Financial Disclosures (‘TCFD’)	Our TCFD index provides our responses to each of the 11 recommendations and summarises where additional information can be found.	Page 69
44 HSBC Holdings plc
Overview

TCFD
Our approach to the transition
The Paris Agreement aims to limit the rise in
global temperatures to well below 2°C,
preferably to 1.5°C, compared with pre-
industrial levels. To limit the rise to 1.5°C, the
global economy would need to reach net
zero greenhouse gas emissions by 2050. We
are working to achieve a 1.5°C-aligned
phase-down of financed emissions from our
portfolio.
In October 2020, we announced our
ambition to become a net zero bank by 2050
and in 2021 we included the transition to net
zero as one of the four key pillars of our
corporate strategy.
Our starting point in the transition to net zero
is one of a heavy financed emissions
footprint. Our history means our balance
sheet is weighted towards the sectors and
regions which matter the most in terms of
emissions, and whose transitions are
therefore key to the world’s ability to reach
net zero on time. This means we will have a
complex transition, with markets and sectors
at different starting points and moving at
different speeds. However, it also provides
us with an opportunity to work with our
customers to help make an impact – in both
the emissions challenge and the financing
challenge.
Responding to the challenges and
opportunities presented by net zero requires
us to work across HSBC to implement and
embed our net zero approach, to manage
associated risks, and to help sustain and
grow value for our customers, our
shareholders and our wider stakeholders.
We want to make financing, facilitating and
investment choices that can lead to a
meaningful impact on emissions reduction in
the real economy, not just in our portfolio.
This requires engaging with our customers
on their transitions to help finance
decarbonisation in the sectors and
geographies with the most change ahead.
In January 2024, we published our net zero
transition plan. It provides an overview of our
approach to net zero and the actions we are
taking to help meet our ambition. It sets out
how we intend to use our strengths as an
organisation to help deliver a broader impact
on decarbonisation, how we are working to
embed net zero across key areas of our
organisation, and the principles that we aim
to use to guide the implementation of our
approach.
Our net zero strengths
We aim to rebalance our capital deployment
towards achieving net zero over the coming
decades. We believe we can do this best by
promoting change in three key areas that
play to our strengths as an organisation:
transitioning industry; catalysing the new
economy; and decarbonising trade and
supply chains.
Our implementation plan
We are working to embed net zero across
our organisation. This includes embedding
net zero into: the way that we support our
customers, both through customer
engagement and the provision of financing
solutions; the way that we operate as an
organisation, including risk management,
policies, governance and own operations;
and how we partner externally in support of
systemic change. It also means focusing first
on the sectors and customers with the
highest emissions and transition risks, and
evolving and expanding our efforts over
time.
Our net zero principles
In implementing our approach to net zero,
we aim to be guided by a set of principles
which are aligned with our core values:
science-based, transparent and accountable;
integrating nature; and just and inclusive.
For further details of our approach to the
transition, see our Net Zero Transition Plan 2024 at
www.hsbc.com/who-we-are/our-climate-strategy/
our-net-zero-transition-plan.

Our net zero strengths Where we believe we can best promote change	Transitioning industry	Catalysing the new economy	Decarbonising trade and supply chains

Our implementation plan Embedding net zero into how we engage, operate and collaborate	Supporting our customers	Embedding net zero into the way we operate	Partnering for systemic change

HSBC Holdings plc45
Understanding our climate reporting
The availability of high-quality climate-related
data, transparent reporting standards and
consistent methodology will play a vital role
in helping deliver the economic
transformation required to limit global
warming to 1.5°C at the speed and scale that
is needed. We understand that our existing
data, systems, controls and processes
require significant enhancements to drive
effective change, but we recognise the
necessity to balance this with providing early
transparency on climate disclosures.
Our stakeholder dependency
Critical to our approach is a recognition that
as a bank we cannot do this alone. Our
ability to transition relies on decarbonisation
in the real economy – both the supply and
demand side – happening at the necessary
pace. Our customers and the industries and
markets we serve will need to transition
effectively, supported by strong government
policies and regulation, and substantially
scaled investment. Engagement and
collaboration are therefore key to how we
respond.
We acknowledge that to achieve our climate
ambition we need to be transparent about
the opportunities, challenges, related risks
we face and progress we make. Our
reporting must evolve to keep pace with
market developments, and we will aim to
work through challenges and seek to
improve consistency across different
markets. Standard setters and regulators will
play a critical role. Some of the limitations
and challenges that our organisation, and the
wider industry, currently face with regard to
climate reporting are highlighted on pages
47 to 48.

Explaining scope 1, 2 and 3 emissions
To measure and manage our greenhouse gas emissions, we follow the Greenhouse Gas
Protocol global framework, which identifies three scopes of emissions. Scope 1 represents the direct emissions we create. Scope 2 represents the indirect emissions resulting from the use of electricity and energy to run a business. Scope 3 represents indirect emissions attributed to upstream and downstream activities. Our upstream activities include business travel and emissions from our supply chain including transport, distribution and waste. Our downstream activities include those related to investments and including financed emissions.
Under the protocol, scope 3 emissions are also broken down into 15 categories, of which we provide reporting emissions data for three related to upstream activities. These are:
purchased goods and services (category 1); capital goods (category 2); and business travel (category 6). We also report data on downstream activities for financed emissions
(category 15).
> For further breakdown of our scope 1, 2 and 3 emissions, see our ESG Data Pack at
www.hsbc.com/esg.

1 Our analysis of financed emissions comprises ‘on-balance sheet financed emissions’ and ‘facilitated emissions’.
46 HSBC Holdings plc
Understanding our climate reporting continued
Keeping up-to-date with real economy
progress
Net zero-aligned scenarios are dynamic by
nature; they are typically updated every few
years to incorporate significant shifts that
have occurred in the real economy. Key
drivers of this include changes in the
economic environment, new data on
technology deployment across sectors and
geographies, new policies, and increased
investment in clean energy and/or in fossil
fuels.
The reference scenario we have selected to
date for our published 2030 targets, for on-
balance sheet and facilitated emissions, is the
International Energy Agency’s (‘IEA’) NZE 2021
scenario, which is 1.5°C-aligned with limited
overshoot. In September 2023, the IEA’s NZE
2023 scenario was published as an update to
reflect developments since 2021. As outlined in
our net zero transition plan, going forwards we
intend to review each updated set of 1.5°C-
aligned scenarios to further develop and
enhance our understanding of the latest
outlooks for evolving pathways to achieve net
zero by 2050. This will help us to consider
whether, how and when to iterate and update
our approach to scenario selection and target
setting, portfolio alignment, and policies to
keep pace with the latest science and real-
world developments. We anticipate standard
setter and industry guidance on the treatment
of updated scenarios in target setting to
emerge.
We recognise that the so-called ‘hard-to-
abate’ sectors, such as cement, iron, steel
and aluminium, and aviation have a large
dependence on nascent technologies and
the presence (or not) of enabling policies and
regulations. We may consider tracking
progress relative to 1.5°C-aligned ambition
ranges for these sectors in the future, which
could include industry-specific scenarios
alongside the IEA NZE scenario.
Critical dependencies
Progress in the real economy towards net
zero will likely be non-linear and will depend
heavily on external factors including the policy
and regulatory landscape, the speed of
technological innovation, major economic
shifts and geopolitical events. There is also a
risk of government or customer net zero
pledges or transition plans not turning into the
necessary emissions reductions in the coming
decade, or in the case of hard-to abate
sectors, being pared back if technologies do
not scale in time. In addition, climate science,
the quality of data, and the scenarios upon
which we have based our approach will
change. We recognise that while we have
limited control of these external
dependencies, we can be clear on where we
intend to focus our efforts to help drive
meaningful change, and that we expect to
iterate and mature our approach over time.
Our internal and external data
challenges
Our climate ambition requires us to continue
to enhance our capabilities including
governance, processes, systems and
controls. In addition, there is a heightened
need for subject matter experts for climate-
related topics as well as upskilling of key
colleague groups who are supporting
customers through their net zero transition.
We also need new sources of data, some of
which may be difficult to assure using
traditional verification techniques. This
challenge, coupled with diverse external data
sources and structures, further complicates
data consolidation. Our internal data on
customer groups used to source financial
exposure and emissions data is based on
credit and relationship management
attributes, and is not always aligned to the
data needed to analyse emissions across
sector value chains. As a consequence, this
can result in an inconsistent basis in our
financed emissions calculations.
We continue to invest in our climate
resources and skills. Our activities are
underpinned by efforts to develop our data
and analytics capabilities and to help ensure
that we have the appropriate processes,
systems, controls and governance in place to
support our transition.
We continue to increase automation of our
processes, with a particular focus on
developing our ESG data capabilities to help
address data gaps and improve consistency.
This includes sourcing more reliable data
from external providers. We are also
developing our processes, systems, controls
and governance to meet the demands of
future ESG reporting. Certain aspects of our
reporting rely on manual sourcing and
categorisation of data that is not always
aligned with how our businesses are
managed. We also have a dependency on
emissions data from our clients. Given the
manual nature of the process, enhanced
verification and assurance procedures are
performed on a sample basis over this
reporting, including the first and second line
of defence. Our climate models undergo
independent review by an internal model
review group, and we obtain limited
assurance on our financed emissions and
sustainable finance disclosures from external
parties, including our external auditors.
Policy implementation
We continue to review policy
implementation as we apply our policies in
practice, and our operationalisation of such
policies continues to be enhanced. We take
a risk-based approach when identifying
transactions and clients to which our energy
and thermal coal phase-out policies apply,
and when reporting on relevant exposures,
adopting approaches proportionate to risk
and materiality. This helps to focus our
efforts on areas where we believe we can
help drive meaningful change, while taking
into account experience from policy
implementation over time.
An evolving approach to embedding net
zero
We acknowledge that our assessment of
client transition plans - which to date has
focused on clients in scope of our thermal
coal phase-out and energy policies - is at an
early stage with initial learnings on
methodology and client engagement. We are
also at the early stages of embedding
transition plans alongside financed
emissions into transaction and portfolio level
business and risk processes. Our net zero
transition plan provides further details of
work underway and planned.

Limited alignment on sustainable finance taxonomies
Sustainable finance metrics, taxonomies and best practices lack global consistency. As standards develop over time and as the regulatory guidance around them evolves across jurisdictions, our methodologies, disclosures and targets may need to evolve. This could lead to differences in year-on-year reporting and restatements.
We continue to engage with standard setters in different regions to support the development of transparent and consistent taxonomies to best incentivise science-based decarbonisation, particularly in high transition risk sectors. We aim to align to enhanced industry standards as they are further developed, and increase transparency across the different types of green and sustainable finance and investment categories going forward.

HSBC Holdings plc47
Understanding our climate reporting continued
Financed emissions reporting challenges
The methodologies and data used to assess
financed emissions and set targets continue
to evolve alongside changes to industry
guidance, market practice and regulation.
We plan to refine our analysis using
appropriate data sources and current
methodologies available for the sectors we
analyse. We have developed an internal
recalculation policy (see page 56) to define
the circumstances under which a
recalculating of financed emissions is
necessary to help support the consistency,
comparability and relevance of our reported
emissions data over time.
We have now set combined on-balance
sheet financed emissions and facilitated
emissions targets for two emissions-
intensive sectors: oil and gas, and power and
utilities, and report the combined progress
for both sectors. We continue to report on-
balance sheet financed emissions and
targets for cement, iron, steel and
aluminium, aviation, automotive and in 2023
we added thermal coal mining financed
emissions.
Emissions related to our insurance business
are partially captured within the disclosures
of HSBC Asset Management, which
manages the vast majority of our insurance
assets. The Partnership for Carbon
Accounting Financials (‘PCAF’) standard for
insurance associated emissions (part C) is
not applicable to our insurance business as
HSBC Insurance focuses on the
manufacturing of life insurance products.
In November 2023, our asset management
business updated its 2022 thermal coal
phase-out policy and released a new energy
policy. It continues to focus on its portfolios’
scope 1 and scope 2 decarbonisation target
for 2030 with the aim of aligning with net
zero emissions by 2050 or sooner. The
commitment covers listed equity and
corporate fixed income where data is most
reliable and methodologies are most mature.
In January 2023, we withdrew our
commitment to the Science Based Targets
initiative (‘SBTi’), which we had made in
2016, because we determined that it would
not be feasible for us to meet SBTi’s
requirement to submit a complete set of
sector targets for validation by its deadline.
We continue to engage with SBTi on
guidance for financial institutions and we
participated in SBTi’s consultation process on
its revised standards during the year.
Disclosure revisions
We are committed to timely and transparent
reporting. However, we recognise that
challenges on data sourcing, as well as the
evolution of our processes and industry
standards, may result in us having to restate
certain disclosures. In 2023, there has been
an impact on certain climate disclosures, as
follows:
–Financed emissions: we improved our
methodology for calculating financed
emissions using more granular product
identification to isolate exposure in scope,
more consistent emission factors for
estimates, and a revised aggregation
method for emission intensity. Previously
reported on-balance sheet numbers
included non-lending exposures for market
products in error. The more granular
product identification will help ensure these
are not included in future.
–Financed emissions: to reflect these
enhancements we have set out the
recalculated metrics for the oil and gas, and
power and utilities sectors in the financed
emissions section. The oil and gas baseline
for on-balance sheet financed emissions is
now 28.4 million tonnes of carbon dioxide
equivalent (‘Mt CO2e’) for 2019 versus
33.0 Mt CO2e reported in the Annual
Report and Accounts 2022. The power and
utilities baseline for on-balance sheet
financed emissions is now 537.5 tonnes of
carbon dioxide equivalent per gigawatt
hour (‘tCO2e/GWh’) for 2019 versus 589.9
tCO2e/GWh reported in the Annual Report
and Accounts 2022. For other sectors,
changes were not material enough to
warrant a recalculation.
–Thermal coal exposures: we have now
revised the basis of preparation for our
thermal coal exposures. Aligned with our
thermal coal phase-out policy, we applied a
risk-based approach to identify clients and
report on relevant exposures. Our thermal
coal financing drawn balance exposure was
approximately $1bn† as at 31 December
2020.  We continue to work on our 2021
and 2022 numbers based on our revised
basis of preparation and expect to report on
these in future disclosures.
–Thermal coal power financed emissions:
we have discontinued separate tracking and
reporting of thermal coal power financed
emissions. A review of the counterparties
included within the on-balance sheet
financed emissions calculation showed that
the majority of thermal coal power entities
in scope are included in other financed
emission sector targets. We previously set
separate targets to reduce on-balance
sheet financed emissions for thermal coal
power and thermal coal mining aligned to
our thermal coal phase-out policy. We plan
to maintain a financed emissions target for
thermal coal mining only, and have set an
absolute on-balance sheet reduction target
for 2030 from a 2020 baseline. We used
2020 as a baseline to align with those
applied to our drawn balance exposure
targets. These targets reflect the
percentage reduction that the IEA indicates
in its net zero emissions scenario for global
emissions to 2030.
–Shipping: following a reduction in our
exposure to the shipping sector after the
strategic sale of part of our European
shipping portfolio in 2023, and work
undertaken to assess the materiality of our
remaining portfolio from a financed
emissions perspective, we have concluded
that the remaining exposure as of year-end
2023 is not material enough to warrant
setting a stand-alone target. This aligns
with Net-Zero Banking Alliance (‘NZBA’)
guidelines on sector inclusion for target
setting.

Continuing to evolve our climate
disclosures
We understand the need to provide early
transparency on climate disclosures but
we must balance this with the recognition
that our existing data and reporting
processes require significant
enhancements. Due to ongoing data
availability and quality challenges, we
continue to assess our financed emissions
for our real estate and agriculture sectors.
We are engaging with standard setters to
support the development of transparent
and consistent climate-related industry
standards in areas such as product
labelling, sustainability disclosures,
sustainable finance taxonomy and
emissions accounting. Voluntary industry
initiatives can also help shape action and
collaboration, and often form the basis of
future climate policy and regulation. For
example, we supported the TCFD, which
is now referenced in climate disclosure
rules around the world.
In 2024, we will continue to review our
approach to disclosures, and enhance as
appropriate.

For details of assurance over our ESG data, see
page 43.
For details of our approach to calculating financed
emissions and the relevant data and methodology
limitations, see page 55.
For details of our sustainable finance and
investment ambition, see page 49.
For details of our approach to thermal coal
financing exposures, see page 67.
For further details of our asset management
policies, see page 67.
† Data is subject to independent limited third-party
assurance in accordance with ISAE 3000/ ISAE
3410. For further details, see our Financed Emissions
and Thermal Coal Exposures Methodology and
independent third-party limited assurance report,
which are available at www.hsbc.com/who-we-are/
esg-and-responsible-business/esg-reporting-centre.
48 HSBC Holdings plc
Supporting our customers
Sustainable finance and investment

TCFD
We recognise that we have an important role
to play in supporting the transition to a net
zero global economy. As a global
organisation with a presence in the regions
and sectors where most significant change is
needed, we are well placed to help transition
industry and catalyse the new economy to
reach net zero.
Progress on our sustainable finance and
investment ambition
We aim to help our customers transition to
net zero and a sustainable future by
providing and facilitating between $750bn
and $1tn of sustainable finance and
investment by 2030. Our sustainable finance
and investment ambition aims to help
promote green, sustainable and socially-
focused business and sustainable investment
products and solutions.
Since 1 January 2020, we have provided and
facilitated $267.8bn of sustainable finance
and $26.6bn of ESG and sustainable
investing, as defined in our Sustainable
Finance and Investment Data Dictionary 2023.
This included 38% where the use of
proceeds were dedicated to green financing,
12% to social financing, and 15% to other
sustainable financing. It also included 26% of
sustainability-linked financing and 9% of net
new investment flows managed and
distributed on behalf of investors. In 2023,
our underwriting of green, social,
sustainability and sustainability-linked bonds
for clients decreased over the year,
measured on a proportional share basis, in
line with the wider bond market
environment, although it remained at 15% of
our total bond underwriting. On-balance
sheet sustainable lending transactions
increased by 7% compared with 2022. In
2023, transactions totalling $0.7bn were
identified as no longer fulfilling our eligibility
criteria. These were declassified and
removed from the cumulative progress total,
and reported as a negative entry in 2023.
Continued progress towards achieving our
sustainable finance and investment ambition
is dependent on market demand for the
products and services set out in our
Sustainable Finance and Investment Data
Dictionary 2023.

Sustainable finance and investment summary[1]	2023 ($bn)	2022 ($bn)	2021 ($bn)	2020 ($bn)	Cumulative progress since 2020 ($bn)
Balance sheet-related transactions provided	42.7	42.2	26.0	10.4	121.3
Capital markets/advisory (facilitated)	33.3	34.5	48.7	30.0	146.5
ESG and sustainable investing (net new flows)	7.7	7.5	7.7	3.7	26.6
Total contribution[2]	83.7	84.2	82.4	44.1	294.4
Sustainable finance and investment classification by theme
Green use of proceeds[3,4]	37.1	29.0	27.1	18.9	112.1
Social use of proceeds[3]	8.4	6.7	11.3	9.7	36.1
Other sustainable use of proceeds[3,5]	10.7	12.6	11.7	8.3	43.3
Sustainability-linked[6]	19.8	28.4	24.6	3.5	76.3
ESG and sustainable investing[7]	7.7	7.5	7.7	3.7	26.6
Total contribution[2,8]	83.7	84.2	82.4	44.1	294.4
1 The 2023 data in this table has been prepared in accordance with our Sustainable Finance and Investment Data Dictionary 2023, which includes green, social and sustainability activities. The amounts provided and facilitated include: the limits agreed for balance sheet-related transactions provided, the proportional share of facilitated capital markets/advisory activities and the net new flows of sustainable investments within assets under management.
2 The $294.4bn cumulative progress since 2020 is subject to independent third-party limited assurance in accordance with International Standard on Assurance
Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’. For our Sustainable Finance and Investment
Data Dictionary 2023 and independent third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
3 For green, social and other sustainable use of proceeds, the capital markets products are aligned to the International Capital Markets Association's ('ICMA') Green
Bond Principles, Social Bond Principles or Sustainability Bond Guidelines or the Climate Bonds Initiative as applicable. The lending labelled products are aligned to the
Green Loan Principles (‘GLP’) or Social Loan Principles of the Loan Market Association ('LMA'), Asia-Pacific Loan Market Association (‘APLMA’) and the Loan
Syndications and Trading Association (‘LSTA’) as applicable; or for our sustainable trade instruments, are aligned to HSBC’s internal sustainable trade instrument principles which are based on the GLP and reference the UN SDGs. Also included are facilities where HSBC identifies that the use of proceeds would meet eligibility criteria as defined and approved by appropriate governance committees but these are not labelled or marketed as green or social.
4 Included within the total cumulative contribution towards our ambition are transactions to customers within the six high transition risk sectors (i.e. automotive, chemicals, construction and building materials, metal and mining, oil and gas, and power and utilities) as described on page 259. Of which approximately $37bn is defined as green use of proceeds in line with the Sustainable Finance and Investment Data Dictionary 2023.
5 Sustainable use of proceeds can be used for green, social or a combination of green and social purposes.
6 Our sustainability-linked labelled products are aligned to either the ICMA Sustainability-Linked Bond Principles or the Sustainability-Linked Loan Principles of the
LMA, APLMA and the LSTA as applicable. The coupon or interest rate is dependent on whether the borrower achieves predefined sustainability performance targets.
The funds can be used for general purposes.
7 Net new flows of both HSBC-owned (Asset Management) sustainable investment funds and Wealth and Global Private Banking investments assessed against the
Sustainable Finance and Investment Data Dictionary 2023.
8 Additional detailed information on our sustainable finance and investment progress can be found in the ESG Data Pack at www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.
HSBC Holdings plc49
Sustainable finance and investment continued
Sustainable finance and investment
definitions
Our data dictionary defining our sustainable
finance and investment continues to evolve,
and is reviewed annually to take into account
the evolving standards, taxonomies and
practices we deem appropriate. This involves
reviewing and strengthening our product
definitions, where appropriate, adding and
deleting qualifying products, making
enhancements to our internal standards, and
developing our reporting and governance.
Industry and regulatory guidance on
definitions for sustainable finance continue
to evolve. In 2023, the Glasgow Financial
Alliance for Net Zero (‘GFANZ’), NZBA and
the UK government released work-in-
progress definitions of transition finance. We
will continue to monitor these and other
developments in sustainable finance
definitions.
Our progress will be published each year,
and we will seek to continue for it to be
independently assured.
Mobilising capital to support our
customers
In 2023, we continued to focus on providing
our customers with products, services and
initiatives to help enable emissions reduction
in the real economy.
For example, we increased our funding from
$5bn to $9bn for our sustainable finance
scheme that supports businesses of all sizes
in China’s Greater Bay Area to transition to
low-carbon operations. The scheme,
launched in 2022, provides successful loan
applicants access to a range of additional
services including training, subsidised third-
party assessments and assistance from a
team with sustainable financing expertise.
For our Wealth and Personal Banking
customers, we launched green mortgages in
Mexico, electric vehicle loans in India and a
referral service to our electric vehicle leasing
partner in the UK.
In 2023, we introduced an internal briefing
series called Net Zero in Practice, which
covers new technologies relevant to the net
zero transition, drawing on expertise from
across the organisation and highlighting
financing opportunities and case studies.
We continue to be a participant in the Just
Energy Transition Partnerships (‘JETPs‘) in
Indonesia and Vietnam, and in the Nexus for
Water, Food and Energy in Egypt. These
initiatives aim to play a catalytic role in
mobilising finance to accelerate the energy
transition. For further details of our
involvement with the JETPs, see page 68.
In 2023, we won three awards at the
Environmental Finance Bond Awards. We
retained the Euromoney award for Best Bank
for Sustainable Finance in Asia for the sixth
year in a row, and won the global award for
Best Bank for Public Sector Clients in
recognition of our innovation in sustainability
and tokenised public-sector bonds.

Our sustainable finance and
investment data dictionary
We define sustainable finance and
investment as any form of financial
service that integrates ESG criteria into
business or investment decisions. This
includes financing, investing and advisory
activities that support the achievement of
UN Sustainable Development Goals
(‘SDGs’), including but not limited to the
aims of the Paris Agreement on climate
change.
Details of our revised definitions of the
contributing activities for sustainable
finance and investment and how we
calculate the amounts we count are
available in our Sustainable Finance and
Investment Data Dictionary 2023.
For our ESG Data Pack and Sustainable
Finance and Investment Data Dictionary,
see www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-
centre.

50 HSBC Holdings plc
Sustainable finance and investment continued
Responsible and sustainable investment
We offer a broad suite of ESG capabilities
across asset management, global markets,
wealth, private banking and securities
services, to help institutional and individual
investors to generate financial returns,
manage risk and pursue ESG-related
opportunities.
Our Asset Management business is
committed to further developing our
sustainable product range across asset
classes, as well as enhancing our existing
product suite for ESG and climate-related
criteria where it is in the investors’ interests
to do so. In 2023, we launched 10 funds
within our ESG and sustainable strategies,
which adhere to, and are classified within,
our Sustainable Finance and Investment Data
Dictionary 2023.
HSBC Asset Management managed over
$684bn assets at the end of 2023, of which
$73.3bn comprise assets of funds and
mandates invested in our ESG and
sustainable strategies.
Our ESG and sustainable investing approach
across different investment products can
include but is not limited to the UN SDGs,
including climate. For the avoidance of
doubt, assets invested pursuant to, or
considered to be in alignment with, HSBC’s
ESG and sustainable investing approach do
not necessarily qualify as ‘sustainable
investments’ as defined by the EU
Sustainable Finance Disclosures Regulation
(‘SFDR’) or other relevant regulations. Our
ESG and sustainable investing approach is
an HSBC internal classification approach
used to establish our own ESG and
sustainable investing criteria (recognising the
subjectivity inherent in such an approach
and the variables involved). It is also used to
promote consistency across asset classes
and business lines where relevant, and
should not be relied on externally to assess
the sustainability characteristics of any given
product. There is no single global standard
definition of, or measurement criteria for,
ESG and sustainable investing or the impact
of ESG and sustainable investing products.
We seek to take an active stewardship role
to help drive positive change in the
companies on our priority list in which we
invest on behalf of our customers. The
priority list, which is defined in our Global
Stewardship Plan, can be found at:
www.assetmanagement.hsbc.co.uk/en/
institutional-investor/about-us/responsible-
investing/-/media/files/attachments/uk/
policies/stewardship-plan-uk.pdf.
HSBC Asset Management’s fixed income,
equity and stewardship teams held over
2,000 meetings with companies in its
portfolios. This included engaging with
companies on the priority list across several
thematic priorities, such as climate change,
human rights, public health, inclusive growth
and shared prosperity, biodiversity and
nature, trusted technology and data, and
diversity, equity and inclusion.
For our private banking and wealth
customers, we expanded our investment
offering with the launch of eight ESG and
sustainable investing mutual funds and
exchange-traded funds in 2023. We also
enhanced our ESG and sustainable investing
structured products offering linked to indices
such as the MSCI World Islamic ESG Select
8% Risk Control Index. Throughout 2023, we
published regular ESG and sustainability-
related market insights and updates such as
#WhyESGMatters and Learning about ESG
to help clients better understand the
implications for their investments.
HSBC Life, our insurance business,
continues to expand the availability of ESG
investment fund options within its
investment-linked products. In 2023, eight
new ESG funds were introduced across
Hong Kong, France and Singapore with a
range of investment themes, including
environmental, circular economy and
sustainable energy.
In June, under the United Nations
Environment Programme Finance Initiative
(‘UNEP FI’) Principles for Sustainable
Insurance, HSBC Life co-led a team of
insurance organisations to publish an
industry position paper focused on the role
and opportunity for life and health insurers to
help build a more inclusive and preventative
healthcare model. This included examples of
good industry practice to: help insurers
improve access to healthcare; close the
health protection gap; drive better health
outcomes across populations; and mitigate
potential health risks due to climate change
and other environmental factors.
For further details of our asset management policies,
see page 67.

Helping customers to
understand ESG in their
investments
We have launched new metrics to help
our Global Private Banking and Wealth
customers understand the ESG
performance of their investments. In
selected markets in 2023, we also
introduced a sustainability preference
questionnaire to help identify and
understand our customers’ sustainable
investing objectives and ambitions. By
improving clarity on ESG performance,
which traditional financial metrics fail to
capture, we aim to provide customers
with meaningful insights to enable them
to make informed investment decisions.
Examples of these metrics, available on
digital platforms in selected markets, are:
–‘ESG rating and score’, which measures
a company’s resilience to material long-
term, industry ESG risks and
opportunities, with data provided by
MSCI.
–‘Carbon intensity’, which measures a
company’s carbon emissions per million
of revenue, with data provided by S&P
Trucost.
In addition, we have also introduced
‘HSBC ESG and sustainable investing
classifications’, which help customers to
understand and identify ESG and
sustainable investing products in their
investment portfolio according to HSBC’s
definition.

HSBC Holdings plc51
Sustainable finance and investment continued

TCFD
Unlocking climate solutions and
innovation
We recognise the need to find new solutions
and increase the pace of change for the
world to achieve the Paris Agreement goal of
being net zero by 2050.
We are working with a range of partners to
accelerate investment in sustainable
infrastructure, natural resources and climate
technology to help reduce emissions and
address climate change.
Sustainable infrastructure
Addressing climate change requires the
rapid development of a new generation of
sustainable infrastructure.
HSBC continues to support the FAST-Infra
Initiative, which we helped conceive,
working with the IFC, OECD, the World
Bank’s Global Infrastructure Facility and the
Climate Policy Initiative, under the auspices
of the One Planet Lab. In 2023, the initiative,
which aims to mobilise large-scale financing
to develop sustainable infrastructure, invited
pilot photovoltaic and wind power projects
around the world to apply for the provisional
FAST-Infra label. The label is awarded to
projects that meet specific sustainability
criteria. HSBC is supporting the introduction
and widespread adoption of the labelling
system as a standard for sustainable
infrastructure assets globally.
Natural capital as an emerging asset
class
Climate Asset Management, a joint venture
we launched with climate investment and
advisory firm Pollination in 2020, continues
to create investment opportunities for
investors to help protect biodiversity and
support the transition to net zero.
It offers two investment strategies that aim
to build resilience across landscapes while
generating returns. Its nature-based carbon
strategy targets nature restoration and
conservation projects in developing
economies, prioritising community benefits
while generating high-quality carbon credits.
Its natural capital strategy invests in
agriculture, forestry and environmental
assets and aims to deliver impact at scale
alongside long-term financial returns.

Backing new technology and
innovation
At the COP28 Summit in the UAE, HSBC
pledged its support for the Energy
Transition Accelerator Financing Platform,
which aims to scale up the development
of renewable energy projects in
developing countries. Established in 2021
with initial support from the Abu Dhabi
Fund for Development and the
International Renewable Energy Agency,
the platform brings together public and
private institutions. HSBC signed
alongside the European Bank for
Reconstruction and Development, the
International Finance Corporation and the
Multilateral Investment Guarantee
Agency. We will work with platform
partners to expand the pipeline of
investable projects in core HSBC markets,
including in Asia and the Middle East,
bringing financing solutions that support
the transition to net zero.
We also became a founding member of
the Global Climate Finance Centre, a
newly launched UAE-based think tank
created to connect public and private
finance to help accelerate the transition to
net zero.
HSBC Alternatives made direct
investments in assets that help to
promote the transition to a net zero
climate. The venture capital strategy
invests across four themes: power
transformation, transport electrification,
supply chain sustainability and climate
risk mitigation. The strategy raised
additional funds from institutional and
private wealth clients over the course of
2023.

52 HSBC Holdings plc
Financed emissions

TCFD
We announced our ambition to become a
net zero bank in October 2020, including an
aim to align our financed emissions to net
zero by 2050 or sooner. We have published
initial financed emissions targets for 2030,
and plan to review them in five-year
increments thereafter.
Our analysis of financed emissions
comprises ‘on-balance sheet financed
emissions’ and ‘facilitated emissions’, which
we distinguish where necessary in our
reporting. Our on-balance sheet financed
emissions include emissions related to on-
balance sheet lending, such as project
finance and direct lending. Our facilitated
emissions include emissions related to
financing we help clients to raise through
capital markets activities. Our analysis
covers financing from Global Banking and
Markets, and Commercial Banking.
Financed emissions link the financing we
provide to our customers and their activities
in the real economy, and provide an
indication of the associated greenhouse gas
emissions. They form part of our scope 3
emissions, which include emissions
associated with the use of a company’s
products and services.
In 2021, we started measuring financed
emissions for oil and gas, and power and
utilities. Following the December 2023
release of the PCAF Global GHG Accounting
Standard for capital markets, we now
include facilitated emissions for these
sectors, in recognition of our role as service
provider when customers issue debt and
equity to investors. For target setting we
now track the combined progress for on-
balance sheet financed and facilitated
emissions.
In 2022, we disclosed the on-balance sheet
financed emissions targets for the following
additional sectors: cement; iron, steel and
aluminium; aviation; and automotive. We
also set a target, and now measure, on-
balance sheet financed emissions for the
thermal coal mining sector. As part of our
financial reporting, we present the progress
for these sectors against the financed
emissions baselines that we now measure
ourselves against.
Following a reduction in our exposure to the
shipping sector after the strategic sale of
part of our European shipping portfolio in
2023, and work undertaken to assess the
materiality of our remaining portfolio from a
financed emissions perspective, we have
concluded that the remaining exposure as of
year-end 2023 is not material enough to
warrant setting a stand-alone target. This
aligns with NZBA guidelines on sector
inclusion for target setting.
We have announced a number of planned
business disposals in recent years, and we
will continue to consider how these may
impact future disclosures, including
recalculations.
For all sectors other than oil and gas and
thermal coal mining, we have set emissions
intensity targets. These targets are linked to
real world production and help us to deploy
capital towards decarbonisation solutions.

Our approach to financed emissions
In our approach to assessing our financed
emissions, our key methodological decisions
were shaped in line with industry practices
and standards. We recognise these are still
developing.
Coverage of our analysis
For each sector, our analysis focuses on the
parts of the value chain where we believe the
majority of emissions are produced to help
reduce double counting of emissions. By
estimating emissions and setting targets for
customers that directly account for, or
indirectly influence, the majority of emissions
in each industry, we can focus our
engagement and resources where we
believe the potential for change is highest.
For each sector, our reported emissions now
typically include all the major greenhouse
gases, including carbon dioxide, methane
and nitrous oxide, among others. These are
reported as tonnes of CO2 equivalent, in line
with NZBA guidelines.
To calculate annual on-balance sheet
financed emissions, we use drawn balances
as at 31 December in the year of analysis
related to wholesale credit and lending,
which include business loans and project
finance as the value of finance provided to
customers. We excluded products that were
short term by design, and typically less than
12 months in duration, consistent with
guidance from the PCAF, to reduce volatility.
For facilitated emissions we considered all
capital market transactions in scope for the
year of analysis. These included debt and
equity capital markets, and syndicated loans.
For further details of our financed emissions
methodology, exclusions, and limitations, see our
Financed Emissions and Thermal Coal Exposures
Methodology at www.hsbc.com/who-we-are/esg-
and-responsible-business/esg-reporting-centre.

The chart below shows the scope of our financed emissions analysis of the seven sectors, including upstream, midstream and downstream activities within each sector. The allocation of companies to different parts of the value chain is highly dependent on expert judgement and data available on company revenue streams. As data quality improves, this will be further refined.

Sector	Scope of emissions	Value chain in scope				Coverage of greenhouse gases (‘GHGs’)
Oil and gas	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. transport)	Downstream (e.g. fuel use)	Integrated/ diversified	All GHGs
Power and utilities	1 and 2	Upstream (e.g. generation)	Midstream (e.g. transmission and distribution)		Downstream (e.g. retail)	All GHGs
Cement	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. clinker and cement manufacturing)		Downstream (e.g. construction)	All GHGs
Iron, steel and aluminium	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. ore to steel)		Downstream (e.g. construction)	All GHGs
Aviation	1 for airlines 3 for aircraft lessors	Upstream (e.g. parts manufacturers)	Midstream (e.g. aircraft manufacturing)		Downstream (e.g. airlines and air lessors)	All GHGs
Automotive	1, 2 and 3	Upstream (e.g. suppliers)	Midstream (e.g. motor vehicle manufacture)		Downstream (e.g. retail)	All GHGs
Thermal coal mining	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. processing)		Downstream (e.g. retail)	All GHGs
Key:	Included in analysis
HSBC Holdings plc53
Financed emissions continued
Setting our targets
Our target-setting approach to date, for on-
balance sheet financed emissions and
facilitated emissions, has been to utilise a
single net zero reference scenario (IEA NZE
2021) to underpin both energy supply-related
sectors (oil and gas, power and utilities, and
thermal coal mining) and our published
targets for demand-side sectors in transport
and heavy industry.
The impact of our capital markets activities is
now reflected in our combined financed
emissions targets for the oil and gas, and
power and utilities sectors. Our facilitated
emissions, included in our combined metrics,
are weighted at 33%, in accordance with the
PCAF standard. This approach dampens
volatility, apportions responsibility between
underwriters and asset owners, and allows
for flexibility in deploying on and off-balance
sheet financing in line with clients’ needs. To
further reduce the inherent volatility in
facilitated emissions, we apply a three-year
moving average across transactions for our
target metric, building up from 2019 data.
This means that transactions facilitated in
2028 and 2029 will still have an impact on
the 2030 progress number and will need to
be taken into consideration as we manage
progress towards our target. We aim to
achieve our target in 2030 notwithstanding
the application of a three-year average.
Our approach for financed emissions
accounting does not rely on purchasing
offsets to achieve any financed emissions
targets we set.
An evolving approach
We believe methodologies for calculating
financed emissions and setting targets
should be transparent and comparable, and
should provide science-based insights that
focus engagement efforts, inform capital
allocation and support the development of
solutions that are both timely and impactful.
We continue to engage with regulators,
standard setters and industry bodies to help
shape our approach to measuring financed
emissions and managing portfolio alignment
to net zero. We also work with data
providers and our clients to help us gather
data from the real economy to improve our
analysis.
Scenarios used in our analysis are modelled
on assumptions of the available carbon
budget and actions that need to be taken to
limit the long-term increase in average global
temperatures to 1.5°C with limited
overshoot. We expect that the scenarios we
use will be updated periodically. We plan to
refine our own analysis of financed
emissions as industry guidance on scenarios,
data and methodologies more broadly evolve
in the years ahead.
Agriculture
For the agriculture sector, due to ongoing
data availability and quality challenges, and
lack of developed methodologies, we are not
in a position to report our financed emissions
or set a target at this time. We aim to build
data availability and continue to work with
partners and industry bodies to develop data
and methodologies across a wider section of
the agriculture value chain – such as farm-
related and downstream emissions,
including from the food and beverage sector
– while assessing the make-up of our
portfolio.
Residential real estate
For residential real estate, where our
customers are consumers not corporates,
our approach needs to consider financial
inclusivity, and our ability to provide
customers access to suitable mortgages in
addition to decarbonisation aims. We expect
to measure and report our residential real
estate financed emissions in future
disclosures. We continue to consider our
approach to setting an appropriate target to
measure our contribution to helping the
sector transition.
Commercial real estate
For commercial real estate, we continue to
work towards outlining a baseline and a
2030 financed emissions ambition or
ambition range, starting with our major
markets and where sufficient data is
available to track decarbonisation progress.
We expect to review our approach and
coverage periodically in line with evolving
data, methodologies, scenarios and real-
world progress. Methodologies for
embedded carbon need to be developed
given the materiality of financing new
property development within our portfolio,
from a financed emissions perspective.
54 HSBC Holdings plc
Financed emissions continued

Data and methodology limitations
Our financed emissions estimates and
methodological choices are shaped by the
availability of data for the sectors we analyse.
–We are members of the PCAF, which defines
and develops greenhouse gas accounting
standards for financial institutions. Its Global
GHG Accounting and Reporting Standards for
Financed Emissions and for Facilitated
Emissions provide detailed methodological
guidance to measure and disclose financed
and facilitated emissions.
–We have found that data quality scores vary
across the different sectors and years of
our analysis, although not significantly.
While we expect our data quality scores to
improve over time, as companies continue
to expand their disclosures to meet
growing regulatory and stakeholder
expectations, there may be fluctuations
within sectors year on year, and/or
differences in the data quality scores
between sectors due to changes in data
availability.
–The majority of our clients do not yet report
the full scope of greenhouse gas emissions
included in our analysis, in particular scope
3 emissions. In the absence of client-
reported emissions, we estimated
emissions using proxies based on company
production and revenue figures. Although
we sought to minimise the use of non-
company-specific data, we applied industry
averages in our analysis where company-
specific data was unavailable through our
vendor datasets. As data improves,
estimates will be replaced with reported
figures.
–Third-party datasets that feed into our
analysis may have up to a two-year lag in
reported emissions figures, and we are
working with data providers to help reduce
this. Mapping external datasets to our
internal client entities is challenging due to
complex company ownership structures.
–The methodology and data used to assess
financed emissions and set targets are new
and evolving, and we expect industry
guidance, market practice, and regulations
to continue to change. We plan to refine
our analysis using appropriate data sources
and current methodologies available for the
sectors we analyse.
–We remain conscious that the attribution
factor used in the financed emissions
calculation is sensitive to changes in drawn
amounts or market fluctuations, and we
plan to be transparent around drivers for
change to portfolio financed emissions
where possible.
–To calculate sector-level baselines and
annual updates, our portfolio-level
emissions intensity was previously
weighted by the ratio of our financing in
relation to the value of the financed
company. We believe this introduced
volatility. We have now calculated sector
level emissions intensity metrics using a
portfolio-weighted approach. Due to data
limitations, we are unable to obtain
production data for all of our clients. We
therefore calculate an emissions intensity
figure using the 75th percentile to meet
this data gap.
–The classification of our clients into sectors
is performed with inputs from subject
matter experts, and will also continue to
evolve with improvements to data and our
sector classification approach. Our internal
data on customer groups used to source
financial exposure and emissions data is
based on credit and relationship
management attributes and is not always
aligned to the data needed to analyse
emissions across sector value chains. As a
consequence, this can result in an
inconsistent basis in our financed
emissions calculations. As the sub-sector,
and therefore the value chain classification
is based on judgement, this may be revised
as better data becomes available.
Emissions are calculated at a counterparty
group level and each client is mapped to a
single sector. Companies with multiple
activities such as conglomerates, with near
to equal business activity split across
multiple sectors, are excluded as these can
have different activities covered by multiple
sector targets. Once we define a
methodology for conglomerates these may
be covered according to their activity split.
–The operating environment for climate
analysis and portfolio alignment is maturing.
We continue to work to improve our data
management processes, and are
implementing steering mechanisms to align
our provision of finance with the goals and
timelines of the Paris Agreement.
For further details of our financed emissions
methodology, see our Financed Emissions and
Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-responsible-
business/esg-reporting-centre.
HSBC Holdings plc55
Financed emissions continued
Our approach to financed emissions recalculations
The PCAF recommends that financial
institutions should, in line with the
Greenhouse Gas Protocol Corporate Value
Chain (Scope 3) Accounting and Reporting
Standard requirement, establish a
recalculation policy. To adhere to this
recommendation, we have defined the
circumstances under which we consider a
recalculation of baseline and/or progress
against financed emissions target metrics is
necessary to help ensure the consistency,
comparability and relevance of the reported
greenhouse gas emissions data
over time. Our recalculation policy covers
revisions of metrics linked to the targets due
to changes in financed emissions
accounting, such as changes to
methodology, errors, and improvements to
data. We expect our recalculation policy to
evolve with further industry guidance.
The table below outlines the action we take
when key areas of change, individually or in
aggregate, breach our defined significance
thresholds for the baseline year metric linked
to the target. Enhancements to internal or
external data, such as changes to the
classification of the population to a different
business activity type or more, or improved
quality data reported by clients, would not
constitute a change to the financed
emissions estimation methodology or an
error.

Key reasons for change	What we expect to disclose
Changes to the financed emissions methodology such as changes to design choices
–The reasons why applying the new metrics provides reliable and more relevant information
–The actions being taken to remediate same or similar errors in the future
–The nature of the change(s) and errors in financed emissions accounting impacting the baseline progress metric and all prior year progress metrics disclosed as far as is practicable
–The aggregate amount of any adjustments impacting the baseline progress metric and all prior year progress metrics disclosed as far as is practicable
–The change in financed emissions accounting baseline progress metric and all prior year progress metrics disclosed as far as is practicable

Errors such as a failure to carry out our methodology or errors in internal financial data
In 2023, we improved our methodology for
calculating financed emissions using more
granular product identification to isolate
exposure in scope, more consistent emission
factors for estimates, and a revised
aggregation method for emissions intensity.
Previously some reported on-balance sheet
numbers included non-lending exposures for
market products in error. The more granular
product identification will help ensure these
are not included in future.
To reflect these enhancements we have set
out the recalculated metrics for the oil and
gas, and power and utilities sectors in the
table below. For other sectors, changes were
not material enough to warrant a
recalculation.
The oil and gas baseline for on-balance sheet
financed emissions is now 28.4 million
tonnes of carbon dioxide equivalent (‘Mt
CO2e’) for 2019 versus 33.0 Mt CO2e
reported in the Annual Report and Accounts
2022. Of this change, 62% (2.9 Mt CO2e)
was related to the inclusion of non-lending
products in error and the remaining 38% (1.8
Mt CO2e) was due to the enhanced product
mapping and streamlined approach for
emissions estimates.
The power and utilities baseline for on-
balance sheet financed emissions is now
537.5 tonnes of carbon dioxide equivalent
per gigawatt hour (‘tCO2e/GWh’) for 2019
versus 589.9 tCO2e/GWh reported in the
Annual Report and Accounts 2022. This
change reflects the implementation of the
revised aggregation method and enhanced
product mapping.

Revisions	Reporting metrics	Previously reported		Recalculated metrics		Percentage change
Sector		2019	2020	2019	2020	2019	2020
Oil and gas	On-balance sheet financed - Mt CO2e	33.0	30.1	28.4	25.0	(14)%	(17)%
	Facilitated (100% weighting) - Mt CO2e	29.5	N/A	43.2	N/A	47%	N/A
Power and utilities	On-balance sheet financed - tCO2e/GWh	589.9	509.6	537.5	511.1	(9)%	—%
	Facilitated (100% weighting) - tCO2e/GWh	360.0	N/A	420.7	N/A	17%	N/A
56 HSBC Holdings plc
Financed emissions continued
Targets and progress
We have set out in the table below our
combined on-balance sheet financed and
facilitated emissions targets for the oil and
gas, and power and utilities sectors. These
show the revised baselines.
For facilitated emissions, we track progress
to target using a three-year average moving
window (average of 2020, 2021 and 2022 for
the 2022 progress number) and figures
weighted at 33%. This means that
transactions facilitated in 2028 and 2029 will
still have an impact on the 2030 progress
number and will need to be taken into
consideration as we manage progress
towards our target. We aim to achieve our
target in 2030 notwithstanding the
application of a three-year average.
The facilitated emissions values total 17.5 Mt
CO2e in 2021 and 14.4 Mt CO2e in 2022 for
the oil and gas sector, and 398.3 tCO2e/
GWh for 2021 and 377.6 tCO2e/GWh in
2022 for the power and utilities sector. These
values are then combined with the on-
balance sheet numbers for the relevant year
to track progress to target. We set out the
annual figures before the application of the
three-year average in the facilitated
emissions table on page 61.
We have also set out our defined targets for
the on-balance sheet financed emissions of
the following sectors: cement; iron, steel and
aluminium; aviation; automotive; and
thermal coal mining. We disclose emissions
in 2021 and 2022 and progress achieved in
2022 versus baseline for each sector.
We have implemented a revised approach to
calculate the sector-level intensity metric in
2023, which has been applied for the
recalculated power and utilities baseline
metric, and for 2021 and 2022 actual data
for all intensity-based sectors. Emissions
intensity is a weighted average according to
the portfolio weight of each investment, as a
proportion of the total portfolio value.
The progress figures show the trend in
financed emissions before targets were set.
Targets were set for oil and gas, and power
and utilities in February 2022, for thermal
coal mining in December 2022, and for the
other sectors in February 2023. On the
following pages, we provide more granular
details of our financed emissions within
these sectors.
When assessing the changes from 2019 to
2022, it is important to emphasise the long-
term commitment that is needed to meet our
2030 interim targets, and how changes to
exposure and market fluctuations impact
yearly updates. Movement from one year to
the next may not reflect future trends for the
financed emissions of our portfolio. In the
hard-to-abate sectors, where
decarbonisation progress is expected to be
slower, we are taking steps to engage with
clients on their transition plans.
As we are at the beginning of our journey to
track and measure progress, we believe it
would be premature to infer future trends
from the 2019 to 2022 progress at this stage.

Sector [1]	Baseline	2021	2022	2022 % change vs. baseline	2030 target	Unit[2]	Target scenario
Combined on-balance sheet financed and facilitated emissions at 33%, with three-year moving average
Oil and gas	42.6 in 2019	37.9	31.9	(25)%	(34)%	Mt CO2e	IEA NZE 2021
Power and utilities	513.4 in 2019	405.1	396.8	(23)%	138.0	tCO2e/GWh	IEA NZE 2021

On-balance sheet financed emissions
Cement	0.64 in 2019	0.70	0.71	10%	0.46	tCO2e/t cement	IEA NZE 2021
Iron, steel and aluminium	1.8 in 2019	2.4	2.5	38%	1.05 (1.43)[3]	tCO2e/t metal	IEA NZE 2021
Aviation	84.0 in 2019	85.9	86.5	3%	63.0 [4]	tCO2e/million rpk	IEA NZE 2021
Automotive	191.5 in 2019	215.7	216.6	13%	66.0	tCO2e/million vkm	IEA NZE 2021
Thermal coal mining	4.0 in 2020	N/A	N/A	N/A	(70)%[5]	Mt CO2e	IEA NZE 2021
1 Our absolute and intensity emission metrics and targets are measured based on the drawn exposures of the counterparties in scope for each sector. For oil and gas;
and power and utilities, the baseline, 2021, 2022 and target type figures represent revised combined on-balance sheet financed and facilitated emissions. For iron, steel and aluminium; cement; aviation; automotive; and thermal coal mining, the baseline, 2021, 2022 and target type figures represent on-balance sheet financed emissions (no revisions applied).
2 For the oil and gas sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’); for the power and utilities sector, intensity is measured in tonnes of carbon dioxide equivalent per gigawatt hour (‘tCO2e/GWh’); for the cement sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of cement (‘tCO2e/t cement’); for the iron, steel and aluminium sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of metal
(‘tCO2e/t metal’); for the aviation sector, intensity is measured in tonnes of carbon dioxide equivalent per million revenue passenger kilometres (‘tCO2e/million rpk’); for the automotive sector, intensity is measured in tonnes of carbon dioxide equivalent per million vehicle kilometres ('tCO2e/million vkm’); and for the thermal coal mining sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’).
3 While the iron, steel and aluminium 2030 target is aligned with the IEA NZE 2021 scenario, we also reference the Mission Possible Partnership Technology
Moratorium scenario, whose 2030 reference range is shown in parentheses.
4 Our aviation unit includes passenger and cargo tonnes, converted into revenue passenger kilometre (‘rpk‘), to align with our target pathway. This is comparable to revenue tonne kilometre (rtk) using a 100kg per passenger conversion factor as we already include belly and dedicated cargo in our production figures. The conversion factor changed from 95kg per passenger in the previous disclosure to align with industry practice.
5 The thermal coal mining scope differs from the other sectors. We include solely emissions from thermal coal production and coal power generation, rather than the total emissions of a counterparty within a sector, to reflect the absolute financed emissions reduction thermal coal mining sector target.
HSBC Holdings plc57
Financed emissions
continued
We plan to report financed emissions and
progress against our targets annually and to
be transparent in our disclosures about the
methodologies applied and any challenges or
dependencies. However, financed emissions
figures may not be reconcilable or
comparable year on year in future, and
baselines and targets may require
recalibration as data, methodologies and
reference scenarios develop.
Consistent with PCAF guidance on financed
emissions accounting, we only consider the
outstanding drawn financing amount given
this has a direct link to real economy
emissions.
A number of clients have material undrawn
balances that, if drawn, could significantly
increase the financed emissions related to
those clients. We expect to assess how to
manage these exposures on a forward-
looking basis as we progress towards our
2030 targets. In addition, for the intensity-
based sectors, the emissions intensity is
sensitive to material clients and changes to
drawn balances year on year can therefore
influence the trend.
We are developing portfolio modelling
capabilities that integrate risk, profitability
and financed emissions to inform decision
making and determine how to best steer our
portfolios to meet our financed emissions
targets and commercial and strategic
ambitions. As part of this we are testing and
developing an analytics capability that will
provide an up-to-date view of our position
relative to our 2030 targets and an indication
of the financed emissions impact of a
transaction to consider alongside risk-return
metrics.

Oil and gas
For the oil and gas sector, our analysis
included scope 1, 2 and 3 emissions,
including carbon dioxide and methane, for
upstream and integrated companies. We
revised our baseline for 2019 and progress
figures to reflect combined on-balance sheet
financed and facilitated emissions and our
revised approach.
We have set a target to reduce absolute on-
balance sheet financed emissions and
facilitated emissions for our oil and gas
portfolio by 34% by 2030 relative to a 2019
baseline. This is consistent with a global
1.5°C-aligned pathway as defined by the IEA
NZE 2021 scenario. This target is unchanged
with the inclusion of facilitated emissions.
We plan to update our target following the
periodic release of new 1.5°C-aligned
scenarios in the years ahead to reflect shifts
in the real economy.
Our core approach as we progress towards
our portfolio decarbonisation targets is to
engage with major oil and gas customers to
understand their transition plans and to help
support and accelerate those efforts. This is
in line with the Group’s energy policy, which
supports the phasing down of fossil fuel
sources with the highest emission intensity
as well as financing restrictions for projects
relating to new oil and gas fields, and
infrastructure.
In 2022, absolute combined on-balance
sheet financed and facilitated emissions
decreased by 25% to 31.9 Mt CO2e relative
to the 2019 baseline, and by 16% from 2021
to 2022. This decline was achieved through a
risk-weighted assets reduction strategy and
aided by market conditions, with stronger oil
and gas cash flows and higher interest rates
resulting in reduced demand for bank debt
and capital markets financing. Market
dynamics will continue to create volatility in
future years as we make progress towards
our financed emissions target.

Oil and gas Mt CO2e	2022 progress from baseline
(25)%

50
40
30
20
MtCO2e
2019
2020
2021
2022
2030
HSBC sector portfolio emissions
HSBC sector target

Power and utilities
For the power and utilities sector, our
analysis included scope 1 and 2 emissions
for upstream power generation companies.
Although scope 1 emissions are most
material for the sector, most companies
report scope 1 and 2 emissions together
making it challenging to split out the data.
We revised our baseline for 2019 and
progress figures to reflect combined on-
balance sheet financed and facilitated
emissions and our revised approach.
We have set a target to reduce the financed
emissions intensity of our on-balance sheet
and facilitated power and utilities portfolio to
138 tCO2e/GWh by 2030. This target is
unchanged with the inclusion of facilitated
emissions. We have chosen an intensity-
based target as electricity demand is
expected to more than double by 2050 due
to both population growth and electrification
required to decarbonise mobility, buildings,
and industry. We have focused on power
generation companies because they control
sector output. By engaging with them, we
believe we can help drive the most material
emissions impact in the real economy. Our
target is consistent with a global 1.5°C-
aligned pathway, as defined by the IEA NZE
2021 scenario. We plan to refresh our target
following the periodic release of new 1.5°C-
aligned scenarios in the years ahead.
In 2022, our combined on-balance sheet
financed and facilitated emissions intensity
decreased by 23% to 396.8 tCO2e/GWh
relative to the 2019 baseline. This reduction
was driven by an increase in financing of
renewable energy projects and companies,
and a decrease in financing of high
emissions intensity clients. Over the period
from 2022 to 2021 the fall in sector portfolio
financed emissions was a more modest 2%.
Over the reported period, the average
emissions intensity of clients for whom we
helped raise funds in the capital markets was
lower than for clients financed directly on our
balance sheet. This means the combined on-
balance sheet financed and facilitated
emissions intensity from 2019 to 2022 was
lower than for on-balance sheet financing
alone.

Power and utilities tCO2e/GWh	2022 progress from baseline
(23)%

750
500
250
0
tCO2e/GWh
2019
2020
2021
2022
2030
HSBC sector portfolio emissions
HSBC sector target

58 HSBC Holdings plc
Financed emissions
continued
Cement
For the cement sector, our analysis included
scope 1 and 2 emissions for midstream
companies with clinker and cement
manufacturing facilities.
In line with the IEA NZE 2021 scenario, we
target an on-balance sheet financed
emissions intensity of 0.46 tonnes of carbon
dioxide equivalent per tonne of cement
(‘tCO2e/t cement’) by 2030, using 2019 as
our baseline. While some emissions
reductions can be achieved through energy
efficiency, we believe that to significantly
reduce fuel and process emissions from
cement manufacturing, and to meet our
targets, large-scale investments are required
in new technologies, including clinker
substitution, alternative fuel use such as
bioenergy, and carbon capture use and
storage.
Our 2022 emissions intensity was 10%
higher than the 2019 baseline due to higher
drawn balances for emissions intensive
clients, but at 0.71 tCO2e/t cement in 2022,
it was marginally up by 1% from 2021.
Our cement portfolio is relatively
concentrated in customer numbers, and
even where customers have set science-
based targets there is still a risk of pledges
not turning into the necessary emissions
reductions if technologies do not scale in
time. It will be important, therefore, to
regularly review progress on technology
scaling across the industry over the years
ahead to 2030. For cement and the other
intensity-based sectors we plan to integrate
net zero considerations into our transaction
processes and controls and we expect this to
help guide our activities towards progressive
alignment of the portfolio with our 2030
targets.

Cement tCO2e/t cement	2022 progress from baseline
10%

Iron, steel and aluminium
We covered scope 1 and 2 for midstream
iron, steel and aluminium production in our
analysis. Due to the low significance of the
aluminium sector’s financed emissions
within our portfolio, we combined them with
our iron and steel financed emissions. In the
event that aluminium becomes a more
material part of our portfolio in the future, we
may consider creating a separate target for
aluminium production given the varied
decarbonisation pathway for this metal.
For the iron, steel and aluminium sector, we
target an on-balance sheet financed
emissions intensity of 1.05 tonnes of carbon
dioxide equivalent per tonne of metal
(‘tCO2e/t metal’) by 2030, using the IEA NZE
2021 scenario as our core scenario and 2019
as our baseline. Due to the challenges of
decarbonising this hard-to-abate sector, we
also outline an alternative scenario from the
Mission Possible Partnership (‘MPP’).
The emissions intensity in 2022 rose by 38%
to 2.5 tCO2e/t metal against our 2019
baseline and by 4% versus 2021. This was
due to increased financing to the aluminium
sector, which has a higher carbon intensity
than that of steel.
We aim to actively manage our portfolio to
achieve our 2030 financed emissions target
for our iron, steel and aluminium portfolio,
taking into account the actions our
customers are taking to achieve emissions
reductions.

Iron, steel and aluminium tCO2e/t metal	2022 progress from baseline
38%

2.5
2
1.5
1
0.5
0
tCO2e/t metal
2019
2020
2021
2022
2030
HSBC sector portfolio emissions
HSBC sector target
Mission Possible Partnership ('MPP') pathway

Aviation
In the aviation sector, we included passenger
airlines’ scope 1 and aircraft lessors‘ scope 3
downstream emissions. We excluded
military and dedicated cargo flights as the
emissions intensity of such cargo flights is
different to that of passenger airlines. This
approach is in line with industry practice to
ensure consistency of financed emissions
measurement and target setting.
Aligned with the IEA NZE 2021 scenario, we
target an on-balance sheet financed
emissions intensity of 63.0 tonnes of carbon
dioxide equivalent per million revenue
passenger kilometres (‘tCO2e/million rpk’) by
2030, using 2019 as our baseline. To reach
these intensity levels and help meet our
targets, we believe the sector needs
significant policy support, investments in
alternative fuels, such as sustainable aviation
fuel, and new aircraft to reduce emissions.
The industry is also adopting the unit of
revenue tonne kilometre (‘rtk’) to take into
account the transport of cargo for airlines in
scope of the target. We will consider this as
part of our methodology enhancement.
At 86.5 tCO2e/million rpk in 2022, the
emissions intensity increased by 3% versus
the 2019 baseline and was marginally up by
1% from 2021. In 2020 there was a peak in
emissions intensity due to the impact of the
Covid-19 pandemic, as planes carried fewer
passengers.
We plan to engage with our major
customers on their transition plans, as well
as integrate financed emissions implications
into transaction and portfolio management
for the sector.

Aviation tCO2e/million rpk	2022 progress from baseline
3%
HSBC Holdings plc59
Financed emissions continued
Automotive
For the automotive sector, we looked at
scope 1, 2 and 3 emissions from the
midstream manufacturing of vehicles, and
tank-to-wheel exhaust pipe emissions for
light-duty vehicles. We excluded heavy-duty
vehicles from our analysis as the target
pathway derived from the IEA excludes
them, as they have a different
decarbonisation pathway relative to light-
duty vehicles. This approach is in line with
industry practice to ensure consistency of
financed emissions measurement and target
setting. We will consider including heavy-
duty vehicle manufacturers as well as heavy-
duty vehicle production at a later stage of
our analysis, as data and methodologies
develop.
We target an on-balance sheet financed
emissions intensity of 66.0 tonnes of carbon
dioxide equivalent per million vehicle
kilometres (‘tCO2e/million vkm’) by 2030
using 2019 as our baseline. This is in line
with the IEA NZE 2021 scenario, which is a
1.5C° aligned pathway, modified to match
the share of new in-year vehicle sales for
light-duty vehicles. Decarbonisation of the
automotive sector, and therefore our ability
to meet our targets, needs large-scale
investments in new electric vehicle and
battery manufacturing plants, widespread
charging infrastructure, and government
policies to support electric vehicles.
Our 2022 emissions intensity rose by 13% to
216.6 tCO2e/million vkm against our 2019
baseline and stayed level with 2021. This
increase, after an 8% reduction in 2020
versus 2019, was caused by a shift in the
portfolio towards companies producing more
emissions-intensive vehicles. This can be the
case for manufacturers that produce more
sports utility vehicles or fewer electric
vehicles.

Automotive tCO2e/million vkm	2022 progress from baseline
13%

300
200
100
0
tCO2e/million vkm
2019
2020
2021
2022
2030
HSBC sector portfolio emissions
HSBC sector target

Thermal coal mining
For the thermal coal mining sector, our
analysis focused on scope 1, 2 and 3
emissions in upstream companies, including
those involved in extraction. The majority of
our financed emissions relate to scope 3
emissions associated with coal mining.
We set an absolute on-balance sheet
reduction target of 70% for 2030, from an
absolute 2020 baseline measure of 4.0 Mt
CO2e. We used 2020 as a baseline to align
with the baseline used for our drawn balance
exposure targets in the thermal coal phase-
out policy. The financed emissions target is
aligned with the IEA NZE 2021 scenario.
When calculating our financed emissions
from thermal coal mining, we focused on
thermal coal extraction and processing
companies, and diversified mining
companies. We aim to measure and focus
on our customers with the most material
thermal coal-related emissions in order to
help drive a meaningful impact in the real
economy.

Thermal coal mining Mt CO2e	2022 progress from baseline
N/A
60 HSBC Holdings plc
Financed emissions continued
On-balance sheet financed emissions
The table below summarises the results of our assessment of on-balance sheet financed emissions using 2021 and 2022 data. For thermal coal mining, disclosures commenced in 2020 to align with thermal coal exposure reporting metrics. The PCAF data quality score has not improved for 2022 due to limited availability of actual reported emissions from our customers.

	On-balance sheet financed emissions – wholesale credit lending and project finance[1,2]
Sector	Year	Scope 1–2 (Mt COe2)†	Scope 3 (Mt CO2e)†	Emissions intensity[4]	PCAF data quality score3,†
					Scope 1 and 2	Scope 3
Oil and gas	2021	2.1	18.4	N/A	2.8	2.9
	2022	1.3	16.2	N/A	3.2	3.2
Power and utilities	2021	8.1	N/A	407.0	2.9	N/A
	2022	7.6	N/A	401.7	3.3	N/A
Cement	2021	2.2	N/A	0.70	2.8	N/A
	2022	4.5	N/A	0.71	2.9	N/A
Iron, steel and aluminium	2021	2.0	N/A	2.4	3.0	N/A
	2022	2.7	N/A	2.5	3.0	N/A
Aviation	2021	2.7	0.16	85.9	3.0	3.3
	2022	2.6	0.15	86.5	3.3	2.4
Automotive	2021	0.07	3.6	215.7	2.8	2.9
	2022	0.12	5.4	216.6	2.7	2.9
Thermal coal mining	2020	0.17	3.8	N/A	3.0	3.0
Facilitated emissions
The table below summarises the results of our assessment of facilitated emissions from 2019 to 2022 for the oil and gas, and power and utilities sectors.
Applying a 100% weighting, the oil and gas values for scope 1 to 3 emissions decreased from 43.2 Mt CO2e in 2019 to 15.2 Mt CO2e in 2022.
For the power and utilities sector, the values for scope 1 and 2 emissions fell from 8.5 Mt CO2e in 2019 to 3.8 Mt CO2e in 2022. For all 100%-
weighted facilitated values, please refer to the ESG Data Pack. The total capital markets activity analysed applying a 100% weighting in 2019 was $22.6bn, representing 5.5% of capital markets activity at 31 December 2019. In 2020, it was $26.0bn, representing 6.2% of capital markets activity at 31 December 2020. In 2021, it was $18.1bn, representing 4.1% of capital markets activity at 31 December 2021. In 2022, it was $10.4bn representing 3.2% of capital markets activity at 31 December 2022.

	Facilitated emissions – ECM, DCM and syndicated loans (33% weighting)
Sector	Year[5]	Scope 1-2 (Mt CO2e)†	Scope 3 (Mt CO2e)†	Emissions intensity[4]	PCAF Data quality score[3],†
					Scope 1 and 2	Scope 3
Oil and gas	2019	1.6	12.7	N/A	2.3	2.7
	2020	2.7	24.0	N/A	2.0	2.1
	2021	0.90	10.5	N/A	2.9	3.1
	2022	0.36	4.7	N/A	3.3	3.3
Power and utilities	2019	2.8	N/A	420.7	2.5	N/A
	2020	2.1	N/A	410.1	2.5	N/A
	2021	1.5	N/A	364.1	2.9	N/A
	2022	1.2	N/A	358.7	2.9	N/A
1 The total amount of short-term finance excluded for the thermal coal mining sector was $0.37bn in 2020; for all other sectors it was $7.0bn in 2021 and $8.5bn in
2022.
2 The total loans and advances analysed in 2020 for the thermal coal mining sector were $2.89bn, representing 0.28% of total loans and advances to customers at 31
December 2020. For all other sectors in 2021, they were $24.1bn representing 2.3% of total loans and advances to customers at 31 December 2021 and in 2022, they were $23.6bn representing 2.6% of total loans and advances to customers at 31 December 2022. The total loans and advances analysed for the purpose of the financed emissions calculation and reporting have not been adjusted for assets held for sale.
3 PCAF scores where 1 is high and 5 is low. This is a weighted average score based on financing for on-balance sheet financed emissions.
4 Emissions intensity under the new aggregation method.
5 Due to timing differences the approach for calculating 2021-2022 facilitated emissions has been enhanced compared to that of 2019-2020. Enhancements are mainly data and process-related for the later years to include more consistent and higher quality data sources and are therefore applied prospectively in line with our recalculation policy. Small methodology changes were applied as well but these do not materially change our 2019-2020 numbers.
† Data is subject to independent limited third-party assurance in accordance with ISAE 3000/ ISAE 3410. For further details, see our Financed Emissions and Thermal
Coal Exposures Methodology and independent third-party limited assurance report, which are available at www.hsbc.com/who-we-are/esg-and-responsible-
business/esg-reporting-centre.
HSBC Holdings plc61
Financed emissions continued
Integrating net zero into transaction and portfolio decision making
In 2023, we began to embed net zero factors
alongside standard risk-return and other
considerations when evaluating specific
transactions starting with oil and gas, power
and utilities, and thermal coal mining
sectors.
We have been testing and developing an
analytics capability that, where relevant,
begins to provide front-line business teams
and management with insight on the up-to-
date on-balance sheet financed emissions
and facilitated emissions position of a sector,
the impact of a transaction where material,
and implications relative to pathways in line
with our 2030 targets.
We continued our efforts to design and
implement a differentiated approach to
understand and assess the transition plans
and risks of our corporate customers,
including state-owned enterprises. These
assessments help us to identify
opportunities, manage climate risks and
define areas to drive strategic engagement
with each corporate customer.
In 2023, we completed assessments for
most customers in scope of our thermal coal
phase-out policy. We also completed
assessments for customers that make the
most material contribution to our financed
emissions in the oil and gas, and power and
utilities sectors.
Once completed, these assessments can be
used to support business decisions in
relation to our financed emissions portfolio
management and alignment, and our climate
risk management efforts.
Our processes and controls will continue to
evolve as we look at net zero considerations
for sectors, customers and deals with higher
climate impact and risk. These
considerations include: adherence with our
sustainability risk policies; climate-related
credit risk; customer transition plan
assessment outcomes (where relevant);
reputational risk considerations; and
financed and, where applicable, facilitated
emissions implications (where transactions
are in scope of our financed emissions
disclosures and 2030 targets). We have
dedicated governance, with escalation
pathways for deals deemed high risk,
including in terms of financed emissions
implications and reputation risk.

Reducing emissions in our assets under management
In July 2021, our asset management business, HSBC Asset Management, signed up to the Net Zero Asset Managers initiative, which encourages investment firms to commit to managing assets in line with achieving net zero emissions by 2050 or sooner. HSBC Asset
Management continues to work towards its ambition of reducing scope 1 and 2 financed emissions intensity by 58% by 2030 for 38% of its total assets under management. These listed equity and corporate fixed income assets amounted to $193.9bn at 31 December 2019.
We use 2019 as the baseline year for our calculations. Implementation of the net zero targets remains subject to consultation with stakeholders including investors, fund boards and regulators.
In 2023, HSBC Asset Management worked to develop solutions for clients to address climate ambitions while investing. Further data science expertise will be added to support sustainability through the creation of a Sustainable Investment Solutions Lab. HSBC Asset
Management reported an update through the Principles for Responsible Investment annual submission, as required under its Net Zero
Asset Managers commitment. As part of its thermal coal policy, it fulfilled a commitment to initiate engagement with all listed issuers held in active fundamental portfolios with more than 10% revenue exposure to thermal coal.

62 HSBC Holdings plc
Embedding net zero into the way we operate
Net zero in our own operations

TCFD
Part of our ambition to be a net zero bank is
to achieve net zero carbon emissions in our
operations and supply chain by 2030.
Reduce, replace and remove
We have three elements to our strategy:
reduce, replace and remove. We plan to first
focus on reducing carbon emissions from
consumption, and then replacing remaining
emissions with low-carbon alternatives in
line with the Paris Agreement.
We plan to remove the remaining emissions
that cannot be reduced or replaced by
procuring, in accordance with prevailing
regulatory requirements, high-quality offsets
at a later stage. We are working on our
carbon credits strategy by engaging with a
range of market participants.
Our energy consumption
In October 2020, we announced our
ambition to reduce our energy consumption
by 50% by 2030, against a 2019 baseline,
and in 2023 we achieved 26.3%. We
continue to work to do this by optimising the
use of our real estate portfolio, and carrying
out a strategic reduction in our office space
and data centres. We are using new
technology and emerging products to make
our spaces more energy efficient.
As part of our ambition to achieve 100%
renewable electricity across our operations
by 2030, we continue to look for
opportunities to procure green electricity in
each of our markets. In 2023, our fourth UK
renewable power purchase agreement
(’PPA’) went live in Sorbie, Scotland. A key
challenge remains the limited opportunity to
pursue PPAs or green tariffs in key markets
due to regulations.
Business travel
Our ambition is to halve travel emissions by
2030, compared with pre-pandemic levels. In
2023, our travel emissions remained below
50% of our 2019 baseline, despite the lifting
of international travel restrictions. We are
closely managing the gradual resumption of
travel through internal reporting and review
of emissions, internal carbon budgets and
the introduction of emissions information at
the point of booking. With hybrid working
embedded across the organisation, the use
of virtual working practices has reduced the
need for our colleagues to travel to meet
with other colleagues and customers.
We continue to focus on reducing the
environmental impact from the vehicles we
use in our global markets, and accelerate the
use of electric vehicles. In 2023, we reduced
the company car fleet size by 9% compared
with 2022. We are now aiming to ensure that
all new vehicles ordered are fully electric or
hybrid vehicles where possible.
Engaging with our supply chain
Our supply chain is critical to achieving our
net zero ambitions, and we are partnering
with our suppliers on this journey. Since
2020, we have been encouraging our largest
suppliers to make their own carbon
commitments, and to disclose their
emissions via the CDP (formerly the Carbon
Disclosure Project) supply chain programme.
In 2023, suppliers representing 70.6% of
total supplier spend completed the CDP
questionnaire, compared with 63.5% in
2022.
We will continue to engage with our supply
chain through CDP, and through direct
discussions with our suppliers on how they
can further support our transition to net zero.
In 2023, we launched our supplier net zero
guides, providing further details to support
suppliers in understanding our net zero
ambitions, as set out in our supplier code of
conduct. We are developing internal
decarbonisation plans for the highest-
emitting procurement categories (IT
hardware, real estate, data centre and
servers, and telecom services), to be
included in category strategies and to
support future supplier selection.
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
Our presence in environmentally
sensitive areas
As a global organisation, our branches,
offices and data centres may be located in
areas of high or very high water stress and/
or protected areas of biodiversity, as we
support our customers and communities in
these locations.
Approximately 55% of our global offices,
branches and data centres are located in
areas identified as being subject to high and
very high water stress, accounting for 50%
of our annual water consumption. These are
predominantly urban or city centre locations
with large, concentrated populations. Our
industry is a low user of potable water, and
we have implemented measures to further
reduce water consumption through the
installation of flow restrictors, auto-taps and
low or zero flush sanitary fittings.
In addition, 0.9% of our global office, branch
and data centre portfolio lies in protected
areas of biodiversity. We strive through our
design, construction and operational
standards to ensure that, where possible, our
premises do not adversely affect the
environment or natural resources in these
areas.

Our environmental and sustainability management policies
Our buildings policy recognises that regulatory and environmental requirements vary across geographies and may include environmental certification. The policy is supported by
Corporate Services procedures on environmental and sustainability management, seeking to ensure that
HSBC’s properties continually reduce their overall direct impact on the environment. Detailed design considerations documented in our Global Engineering Standards aim to reduce or avoid depletion of critical resources, such as energy, water, land and raw materials. Suppliers are required to adhere to strict environmental management principles and reduce their impact on the environment in which they operate.

HSBC Holdings plc63
Net zero in our own operations continued
Emissions from our energy and travel
We report our emissions following the
Greenhouse Gas Protocol, which
incorporates the scope 2 market-based
emissions methodology. We report
greenhouse gas emissions resulting from the
energy used in our buildings and employees’
business travel. Due to the nature of our
primary business, carbon dioxide is the main
type of greenhouse gas applicable to our
operations. While the amount is immaterial,
our current reporting also incorporates
methane and nitrous oxide for completeness.
Our environmental data for our own
operations is based on a 12-month period to
30 September.
In 2023, we reduced emissions from our
energy consumption and travel to 293,333
tonnes CO2e, which represents a 57.3%
reduction compared with our 2019 baseline.
This was mainly attributed to:
–travel volumes remaining low compared
with pre-pandemic levels;
–an increase in our consumption of
renewable electricity to 58.4%; and
–the reduction of energy consumption as a
result of strategic footprint reductions and
the implementation of over 450 energy
conservation measures, which amounted to
an estimated energy avoidance in excess of
12 million kWh.
Emissions from business travel increased
compared with 2022, due to the easing of
pandemic-related travel restrictions which
resulted in a return to travel. A decrease in
scope 1 emissions was partly attributed to a
correction in the classification of road-based
business travel in the UK and India from
scope 1 to scope 3.
In 2023, we collected data on energy use
and business travel for our operations in 34
countries and territories, which accounted
for approximately 96.0% of our full-time
employees (‘FTEs’). To estimate the
emissions of our operations in entities where
we have operational control and a small
presence, we scale up the emissions data
from 96.0% to 100%. We then apply
emission uplift rates to reflect uncertainty
concerning the quality and coverage of
emission measurement and estimation. This
is consistent with both the
Intergovernmental Panel on Climate
Change’s Good Practice Guidance and
Uncertainty Management in National
Greenhouse Gas Inventories and our internal
analysis of data coverage and quality.

Energy and travel greenhouse gas emissions in tonnes CO2e
		2023	2022	2019 baseline
Scope 1[1]	Ä	16,918	19,329	22,066
Scope 2 (market-based)[1]	Ä	167,174	223,334	392,270
Scope 3	~	1,090,280	1,052,264	1,139,260
Category 1: Purchased goods and services[1,2]	Ä	859,256	865,747	829,635
Category 2: Capital goods[1,2]	Ä	121,783	144,232	37,617
Category 6: Business travel[1]	~	109,241	42,285	272,008
Total	Ä	1,274,372	1,294,927	1,553,596
Included energy UK	Ä	5,909	9,264	10,432
1 Our data is now presented on an absolute value basis and not rounded values. Data in 2023 is subject to an independent third-party limited assurance in accordance with International Standard on Assurance engagements 3410 (Assurance Engagements on Greenhouse Gas Statements). For further details, see GHG
Reporting Guidance 2023 and third-party limited assurance report at www.hsbc.com/our-approach/esg-
information/esg-reporting-and-policies. In respect of data in 2019 and 2022, see our relevant Annual Report and Accounts.
2 Supply chain emissions calculated using a combination of supplier emissions data and industry averages. A data quality score is applied to this calculation where 1 is high and 5 is low, based on the quality of emissions data. This is a weighted average score based on HSBC supplier spend and is in line with HSBC’s financed emissions reporting methodology. Data quality scores can be found in the ESG Data Pack.
For further details of our methodologies, our independent third-party limited assurance reports and relevant environment key facts, see our ESG Data Pack at www.hsbc.com/esg.

Greenhouse gas emissions in tonnes CO2e per FTE					Energy consumption in kWh in 000s
		2023	2022	2019 baseline			2023	2022	2019 baseline
Scope 1, 2 and 3 (Category 6)	~	1.3	1.3	2.9	Total	Ä	772,736	797,264	913,556
Scope 1, 2 and 3 (Category 1, 2 and 6)	Ä	5.8	5.9	6.6	UK only	Ä	209,939	222,322	281,271
Emissions from our supply chain
Our calculation methodology uses supplier
emissions data where we have it from
suppliers, through CDP. Where we do not
have actual emissions data, we use industry
average carbon intensities and spend data to
determine their contribution to our supply
chain emissions. As more of our suppliers
report their emissions, we should be able to
include more accurate data and fewer
industry averages in the calculation. We
have applied a data quality score to the
sources of data we used to determine
counterparty emissions. For further details,
see our GHG (Greenhouse Gas) Reporting
Guidance at www.hsbc.com/esg.
In 2022, we disclosed our supply chain
emissions for the first time, using supplier
emissions data and industry averages where
actual data was not available. This approach
is heavily dependent on external data
sources to calculate estimates of our supply
chain emissions.
In 2023, emissions from our supply chain
reduced by 3% compared with 2022. This is
due to a reduction in spend and an increase
in the availability of actual emissions data
from our suppliers. Emissions have increased
by 13% compared with 2019, as industry
averages remain significantly elevated. Due
to volatility in industry average data, we will
undertake a review of our data sources and
methodology during 2024. As supplier
emissions reporting matures, we will be able
to include more actual data and fewer
industry averages in the methodology. Our
initial supply chain emission figures may
require updating as data availability changes
over time and methodologies and climate
science evolve.
For further details of our methodologies and
relevant environmental key facts, see the ESG Data
Pack at www.hsbc.com/esg.
64 HSBC Holdings plc
Managing climate risk

TCFD
Climate risk relates to the financial and non-
financial impacts that may arise as a result of
climate change and the move to a net zero
economy. We manage climate risk across all
our businesses and are incorporating climate
considerations within our traditional risk
types in line with our Group-wide risk
management framework.
Our material exposure to climate risk relates
to wholesale and retail client financing
activity within our banking portfolio. We are
also exposed to climate risk in relation to
asset ownership by our insurance business
and employee pension plans. Our clients are
exposed to climate-related investment risk in
our asset management business.
In the table below, we set out our duties to
our stakeholders in our four most material
roles.
For further details of our approach to climate risk,
see ‘ESG risk’ on page 164 and ‘Climate risk’ on
page 257.

Banking We manage the climate risk in our banking portfolios through our risk appetite and policies for financial and non-financial risks.	Employee pensions Our pension plans manage climate risk in line with their fiduciary duties towards members and local regulatory requirements.	Asset management Climate risk management is a key feature of our investment decision making and portfolio management approach.	Insurance We consider climate risk in our portfolio of assets.

Climate risk

This helps enable us to identify opportunities to support our customers, while continuing to meet stakeholder expectations.	We monitor climate risk exposure internally for our largest plans based on asset sector allocation and carbon emissions data where available.	We also engage with companies on topics related to climate change.	We have established an evolving ESG programme to meet changing external expectations and customer demands.

Banking
Our banking business is well positioned to
support our customers managing their own
climate risk through financing. For our
wholesale customers, we use our transition
engagement questionnaire to understand
clients’ climate strategies and risks. We have
set out a suite of policies to guide our
management of climate risk. We continue to
develop our climate risk appetite and metrics
to help manage climate exposures in our
wholesale and retail portfolios. We also
develop and use climate scenario analysis to
gain insights on the long-term effects of
transition and physical risks across our
wholesale and retail banking portfolios (for
further details, see page 261).
Asset management
HSBC Asset Management recognises that
climate risk may manifest as transition and
physical risks over the short, medium and
long term. The impact of climate-related risk
will vary depending on characteristics such
as asset class, sector, business model and
geography. Where applicable and relevant,
HSBC Asset Management incorporates
climate-related indicators, such as carbon
intensity and management of carbon
emissions, into investment decisions as well
as insights from its climate-related
engagement.
Work continues on the integration of ESG
and climate analysis into HSBC Asset
Management’s actively managed product
offerings to help ensure the climate risks
faced by companies are considered when
making investment decisions and to assess
ESG risks and opportunities that could
impact investment performance.
HSBC Asset Management engages with
investee companies on a priority list as
defined in its Global Stewardship Plan, and
votes at company general meetings,
including on the topic of climate change. It
also works with collaborative engagement
initiatives such as Climate Action 100+ and
Nature Action 100.
For further details of the HSBC Global Asset
Management (UK) Limited’s annual TCFD Report,
see www.assetmanagement.hsbc.co.uk/-/media/
files/attachments/uk/common/tcfd-report-2022.pdf.
Employee pensions
The Trustee of the HSBC Bank (UK) Pension
Scheme, our largest plan with $36bn assets
under management, aims to achieve net zero
greenhouse gas emissions across its defined
benefit and defined contribution assets by
2050. To help achieve this, it is targeting an
interim emissions reduction of 50% by 2030,
from 2019 levels, for its equity and corporate
bond mandates. This commitment was
made in the context of wider efforts to
manage the impact of climate change on the
Scheme’s investments and the consequent
impact on the financial interests of members.
The Scheme, which has reported emission
reductions for its listed equity and corporate
bond mandate portfolios between 2019 and
2022 through its annual TCFD Report, will
continue to report against the 2030 targets
and aims to widen the coverage of its
assessment and reporting over time. In 2023,
its asset managers were formally notified of
the Trustee’s ESG risk mitigation priorities
and encouraged to develop commensurate
risk mitigation strategies. The manager
monitoring and selection processes now
explicitly include assessment of these
strategies where financially material.
For further details of the HSBC Bank (UK) Pension
Scheme’s annual TCFD statements and climate
action plan, see http://futurefocus.staff.hsbc.co.uk/
active-dc/information-centre/other-information.
Insurance
In 2023, our Insurance business updated its
sustainability procedures to align with the
Group’s updated energy and thermal coal-
phase out policies. We also delivered ESG
product marketing guidelines with insurance
examples and training.
In response to various ESG regulatory
initiatives and developments, HSBC’s
insurance manufacturing entities in the EU,
which are in Malta and France, have
continued to implement key disclosure-
related regulatory requirements, including
pre-contractual reporting, client periodic
reporting and sustainable investment impact
statements. Related requirements for the UK
are expected to be introduced in 2024.
HSBC Holdings plc65
Sustainability risk policies

TCFD
Our sustainability risk policies help to set out
our appetite for financing and advisory
activities in certain sectors. Our policies are
important mechanisms for delivering our net
zero ambitions, as well as for managing
sustainability risks.
Our policies
Our sustainability risk policies comprise our
core net zero-aligned policies – thermal coal
phase-out and energy – and our broader
sustainability risk policies covering:
agricultural commodities, chemicals,
forestry, mining and metals, and World
Heritage Sites and Ramsar-designated
wetlands. We also apply the Equator
Principles when financing relevant projects.
Our sustainability risk policies focus on
mitigating the negative impacts of specific
sectors on people and the environment. Our
net zero policies, including energy and
thermal coal phase-out, also support our
ambition to transition to net zero. Engaging
with customers on their transition plans is a
key aspect of our net zero policy approach.
These policies aim to provide clear signals to
our customers on how our appetite and
expectations for different activities are
changing, as well as how we will consider
their plans for the future.
We continue to review policy
implementation as we apply our policies in
practice, and our operationalisation of such
policies continues to be enhanced. We take
a risk-based approach when identifying
transactions and clients to which our energy
and thermal coal phase-out policies apply,
and when reporting on relevant exposures,
adopting approaches proportionate to risk
and materiality. This helps to focus our
efforts on areas where we believe we can
help drive meaningful change, while taking
into account experience from policy
implementation over time.
We regularly review our policies,
incorporating feedback and building on
experience from policy implementation over
time.
Where we identify activities that could cause
material negative impacts, we expect
customers to demonstrate that they are
identifying and mitigating risks responsibly,
and we will look to take required actions as
outlined in our policies, which may include
applying financing restrictions or enhanced
due diligence.
For further details of how we manage
sustainability risk, as well as our full policies, see
www.hsbc.com/our-approach/risk-and-
responsibility/sustainability-risk.
Governance and implementation
Our Group Risk and Compliance function has
specialists who review and support
implementation of our sustainability risk
policies. Our relationship managers are the
primary point of contact for many of our
business customers and are responsible for
managing customers’ adherence to the
sustainability risk policies. They are
supported by sustainability risk managers
across the Group who have local or regional
responsibility for advising on, and
overseeing, the management of risks as
outlined in the policies. Where considered
appropriate, policy matters are escalated to
relevant internal governance committees.
Oversight of the development and
implementation of policies is the
responsibility of relevant governance
committees comprising senior members of
the Group Risk and Compliance function and
global businesses.
Biodiversity and natural capital-related
policies
Our sustainability risk policies impose
restrictions on certain financing activities
that may have material negative impacts on
nature. While a number of our sustainability
risk policies have such restrictions, our
forestry and agricultural commodities
policies focus specifically on a key nature-
related impact: deforestation. These policies
require customers involved with major
deforestation-risk commodities to operate in
accordance with sustainable business
principles. We also require palm oil
customers to obtain certification under the
Roundtable on Sustainable Palm Oil, and
commit to ‘No Deforestation, No Peat and
No Exploitation’ (see ‘Our respect for human
rights’ on page 89).
Our energy policy
Our energy policy covers the broader energy
system, including upstream oil and gas,
fossil fuel power generation, hydrogen,
renewables and hydropower, nuclear,
biomass and waste-to-energy sectors.
The policy seeks to balance three objectives:
driving down global greenhouse gas
emissions; enabling an orderly transition that
builds resilience in the long term; and
supporting a just and affordable transition,
recognising the local realities in all the
communities we serve.
The energy policy was first published in
December 2022 and updated in January
2024. We review the policy annually to help
ensure that it remains aligned with our net
zero by 2050 ambition and strategic
objectives.
For further details of our oil and gas, and power
and utilities financed emissions targets, see the
'Targets and progress’ section in ‘Financed emissions
on page 57.
For further details of our energy policy, see
www.hsbc.com/our-approach/risk-and-
responsibility/sustainability-risk.
66 HSBC Holdings plc
Sustainability risk policies continued
Our thermal coal phase-out policy
As set out in the thermal coal phase-out
policy, we are committed to phasing out the
financing of thermal coal-fired power and
thermal coal mining in EU and OECD
markets by 2030, and globally by 2040.
Our policy aims to support thermal coal
phase-out aligned to science-based
timeframes, recognising the different pace
between advanced and emerging
economies. In turn our policy supports
progress towards our financed emissions
targets for the power and utilities and
thermal coal mining sectors.
The policy was first published in December
2021 and is reviewed annually, with the most
recent update in January 2024, to help
ensure that it remains aligned with our
commitments and takes into consideration
relevant changes in external factors.
For our thermal coal phase-out policy, see
www.hsbc.com/-/files/hsbc/our-approach/risk-and-
responsibility/pdfs/240125-hsbc-thermal-coal-
phase-out-policy.pdf.
For further details of our thermal coal phase-out
policy January 2024 update, see page 71 of our Net
Zero Transition Plan 2024, which is available at
www.hsbc.com/who-we-are/our-climate-strategy/
our-net-zero-transition-plan.
Thermal coal financing exposures
We intend to reduce thermal coal financing
drawn balance exposure from a 2020
baseline by at least 25% by 2025 and aim to
reduce it by 50% by 2030.
In our Annual Report and Accounts 2022, we
acknowledged that our processes, systems,
controls and governance were not yet
designed to fully identify and disclose
thermal coal exposures and that we planned
to reassess the reliability of our data and
review our basis of preparation to help
ensure that we are reporting all relevant
thermal coal exposures aligned to our
thermal coal phase-out policy.
We have now revised the basis of
preparation for our thermal coal exposures.
Aligned with our thermal coal phase-out
policy, we applied a risk-based approach to
identify clients and report on relevant
exposures. This includes the use of globally
recognised third-party data sources to screen
clients and applies materiality considerations
to product type, customer type and exposure
type, which informs inclusion and exclusion
requirements.
Specifically, for product types, short-term
lending exposures are excluded from our
thermal coal financing exposures reporting in
line with our financed emissions
methodology. For customer types,
exclusions are applied for certain customer
types such as sovereigns and individuals. For
exposure types, a threshold of $15m for
drawn balances is applied for thermal coal
financing exposures reporting. For the
avoidance of doubt, the $15m threshold
applies only to exposure reporting analysis
and does not apply to the application of the
thermal coal phase-out policy.
For further details of our Financed Emissions and
Thermal Coal Exposures Methodology, see
www.hsbc.com/who-we-are/esg-and-responsible-
business/esg-reporting-centre.
Considering materiality criteria helps us to
focus our efforts on areas where we believe
we can help drive meaningful change, while
taking into account experience from policy
implementation over time.
Applying our revised basis of preparation,
our thermal coal financing drawn balance
exposure was approximately $1bn† as at 31
December 2020. We continue to work on our
2021 and 2022 numbers based on our
revised basis of preparation and expect to
report on these in future disclosures.
For further details of our approach to financed
emissions, see 'Our Approach to financed emissions’
on page 53.
† Data is subject to independent third party limited
assurance  in accordance with ISAE 3000/ISAE
3410. For further details, see our Financed Emissions
and Thermal Coal Exposures Methodology and
independent third-party limited assurance report,
which are available at www.hsbc.com/who-we-are/
esg-and-responsible-business/esg-reporting-centre.

Asset Management policy
HSBC Asset Management published its own policy on thermal coal in September 2022, and its own energy policy in November 2023. As an asset manager, it is subject to separate regulatory and legal obligations to deliver customers’ investment interests and deliver fair outcomes.
Under its thermal coal policy, HSBC Asset Management will not hold listed securities of issuers with more than de minimis revenue exposure to thermal coal in its actively managed funds beyond 2030 for EU and OECD markets, and globally by 2040. The policy also includes enhanced due diligence on the transition plans of investee companies with thermal coal exposure. Companies held in investment portfolios that do not develop credible plans to transition away from thermal coal could face voting sanctions and ultimately a divestment of holdings.
Under its energy policy, HSBC Asset Management will engage with — and assess the transition plans of — oil and gas, and power and utilities companies held in its portfolios. For its active fundamental sustainable named funds, it will exclude listed issuers whose overall operations are substantially in unconventional oil and gas, subject to data availability, and with the level and scope of exclusions to be set out in fund prospectuses. In its alternatives business, it will not undertake new direct investments in projects associated with the energy-
related activities identified as excluded from new finance or advisory services under the Group energy policy. HSBC Asset Management’s policy work will continue to support the Group’s sustainability objectives and the commitment made under the Net Zero Asset Managers initiative to support investing aligned with net zero by 2050. We continue on the journey of policy implementation, including engaging with the companies in which we invest, and improving the data we rely on to monitor the policies.
For further details of the energy policy, see www.assetmanagement.hsbc.lu/-/media/files/attachments/common/energy-policy-en.pdf.
For further details of the thermal coal policy, see www.assetmanagement.hsbc.co.uk/-/media/files/attachments/common/coal-policy-en.pdf.

HSBC Holdings plc67
Partnering for systemic change
Supporting systemic change to deliver net zero
We recognise that collective action is critical
to achieve net zero. We seek to collaborate
with a range of partners to develop a
supportive environment for achieving net
zero and mobilising finance for climate
action and nature-based solutions. Our
partnerships vary in scope and form
depending on the sector and geography, as
well as our presence in local markets. We
act independently and voluntarily in our
decision making, based on our own business
interests, priorities and objectives, and in
accordance with the laws and regulations of
the markets in which we operate.
Working with the public sector
We engage with governments and public
bodies to support the implementation of
policies and regulations, including promoting
good practice to develop globally consistent
approaches to nature and climate-related
financial regulation. In 2023, this included:
–working with the UK Net Zero Council, a
cross-government business partnership, to
help address market barriers to delivering
net zero, including high start-up costs for
renewable energy projects, regulatory
challenges and uncertainty around policy
frameworks; and
–continuing to engage with Just Energy
Transition Partnerships contributing to
Indonesia’s comprehensive investment and
policy plan and Vietnam’s resource
mobilisation plan, which provide roadmaps
for minimising the negative impact on local
communities of phasing out fossil fuels and
how banks can support the transition.
Working with industry
We participate in cross-industry alliances
and initiatives to stimulate industry
engagement in nature and climate-related
issues, and improve consistency in global
financial standards, guidance and
frameworks to accelerate implementation. In
2023, these included:
–We are supporting the widespread adoption
of the GFANZ net zero transition plan
framework, as a member of its Principals
Group. We also jointly led a working group
to develop guidance for financial institutions
on financing the managed phase-out of
coal-fired power plants in Asia-Pacific.
–As Chair of the Sustainable Markets
Initiative’s (‘SMI’) Financial Services
Taskforce, we have been actively involved
in the publication of industry guidance to
help encourage investment in critical
ecosystems and sustainable agricultural
practices. These include sponsorship of a
report by Pollination on financing coastal
nature-based solutions, as well as
contributing to the Mangrove Breakthrough
initiative’s financial roadmap and the SMI
Agribusiness Task Force's blended finance
framework for regenerative farming.
–As a member of the Taskforce on Nature-
related Financial Disclosures (‘TNFD’), we
have piloted the TNFD beta framework to
better understand our exposure to nature-
related risks, including on subsets of
customers. We are currently focused on
assessing and preparing for mandatory
nature-related disclosure requirements, and
we continue to engage with TNFD and
explore ways it can help us and our clients
to strengthen nature-related reporting.
In 2023, we also supported financial product
development to help mobilise the allocation
of capital towards halting and reversing
nature loss:
–We worked with the ICMA to help develop
global guidance for issuers launching blue
bonds – debt instruments that raise capital
to finance sustainable marine and ocean-
based projects – including eligibility
criteria, standards for evaluating the
impact of projects, and the steps needed
to build the integrity of the blue economy
and mobilise investment.
–We partnered with Earth Security to
explore the barriers, opportunities and
design options for creating a ‘mangrove
bond’ in Queensland, Australia to help
generate funding to enhance mangrove
ecosystems. This led to the publication of a
practical blueprint for investors, banks,
corporates and governments to develop
new sustainable fixed income and
investment product opportunities.
Working with civil society and non-
governmental organisations
As part of our global philanthropy, we have
partnered with a range of organisations to
support the acceleration of climate action
and investments in nature.
Our five-year Climate Solutions Partnership
initiative with the World Resources Institute,
WWF and over 50 local partners, continues
to support the scaling up of nature-based
solutions and the transition of the energy
sector in Asia. This includes engaging with
local enterprises across Asia to make climate
commitments and take corporate action.
Under the Asia Sustainable Palm Oil Links
programme, we are working closely with
smallholders and traders to transition to
more sustainable practices and reduce
nature-related losses.
We have also established several new
partnerships focused on transitioning
industry, decarbonising global trade and
catalysing the new economy. These include:
–a three-year partnership with the Apparel
Impact Institute to mobilise blended finance
for projects to reduce supply chain
emissions in the global fashion industry;
–a founding membership of the Capacity-
building Alliance for Sustainable
Investment, a global platform providing
local capacity building services and
technical assistance to support growth of
transition financing in emerging markets
and developing economies; and
–a two-year partnership with Repower, a
global non-profit initiative analysing the
technical and commercial feasibility of
various options for repowering and
repurposing coal-fired power plants to
accelerate the transition to clean energy.
68 HSBC Holdings plc
Our approach to climate reporting

TCFD
Task Force on Climate-related Financial Disclosures (‘TCFD’)
The table below sets out the 11 TCFD recommendations and summarises where additional information can be found.
We have considered our ‘comply or explain’ obligation under both the UK’s Financial Conduct Authority’s Listing Rules and Sections 414CA
and 414CB of the UK Companies Act 2006, and confirm that we have made disclosures consistent with the TCFD Recommendations and
Recommended Disclosures, including its annexes and supplemental guidance, save for certain items, which we summarise below and in the additional information section on page 1e.

Recommendation	Response	Disclosure location
Governance
a) Describe the Board’s oversight of climate-related risks and opportunities (Companies Act 2006 - Sections 414CA and 414CB 2A (a))
Process, frequency and training
–The Board takes overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution and associated reporting. It considered ESG at eight meetings during the year.
–Board members receive ESG-related training as part of their induction and ongoing development, and seek out further opportunities to build their skills and experience in this area.
Pages 88 and 292 Page 88
Sub-committee accountability, processes and frequency
–The Group Audit Committee (‘GAC’) considered ESG and climate reporting matters at eight meetings during 2023.
Furthermore, as an area of expanded assurance, the GAC, supported by the executive-level ESG Committee, provided close oversight of the disclosure risks in relation to ESG and climate reporting, amid rising stakeholder expectations.
–The Group Risk Committee (‘GRC’) received reports on climate risk management, energy and thermal coal phase-out policies, while maintaining oversight of delivery plans to ensure that the Group develops robust climate risk management capabilities. It considered ESG risk at five meetings in 2023.
–The diagram on page 88 provides an illustration of our ESG governance process, including how the Board’s strategy on climate is cascaded and implemented throughout the organisation. It identifies examples of forums that manage both climate-related opportunities and risks, along with their responsibilities and the responsible chair.
Page 303 Pages 311 and 314 Page 88
Examples of the Board and relevant Board committees taking climate into account
–The Board considered whether to establish a Board committee dedicated to ESG issues, but instead decided that the best way to support the oversight and delivery of the Group’s climate ambition and ESG strategy was to retain governance at Board level.
–In 2023, the Board oversaw the implementation of ESG strategy through regular dashboard reports and detailed updates including: review and approval of the net zero transition plan, deep dives on the sustainability execution programme, reviews of net zero-aligned policies and climate-aligned financing initiatives.
Page 290 Page 290
b) Describe management’s role in assessing and managing climate-related risks and opportunities (Companies Act 2006 - Sections 414CA and 414CB 2A (a))
Who manages climate- related risks and opportunities
–The ESG Committee supports the development and delivery of our ESG strategy, key policies and material commitments by providing oversight, coordination and management of ESG commitments and initiatives. It is co-
chaired by the Group Chief Sustainability Officer and the Group Chief Financial Officer.
–In 2023, we enhanced our ESG governance with the establishment of a new Sustainability Execution Committee, which focuses on defining and measuring the success of our climate ambition, and developing commercial opportunities that support it through the sustainability execution programme.
–The Group Chief Risk and Compliance Officer is the senior manager responsible for the management of climate risk under the UK Senior Managers Regime, which involves holding overall accountability for the Group’s climate risk programme.
Page 258 Page 88 Page 258
How management reports to the Board
–The Board delegates day-to-day management of the business and implementation of strategy to the Group Chief
Executive. The Group Chief Executive is supported in his management of the Group by recommendations and advice from the Group Executive Committee, an executive forum comprising members of senior management that include chief executive officers of the global businesses, regional chief executive officers and functional heads.
–The Group Executive Committee further enhanced its governance model of ESG matters with the introduction of a new Sustainability Execution Committee and supporting forums. These support senior management in the operationalisation of the Group's sustainability strategy, through the oversight of the sustainability execution programme.
Page 286 Page 290
Processes used to inform management
–The Group Risk Management Meeting oversees the enterprise-wide management of all risks, including updates relating to the Group’s climate risk profile and risk appetite, top and emerging climate risks, and key climate initiatives.
–The Environmental Risk Oversight Forum oversees global risk activities relating to environmental risk management, including the transition and physical risks from climate change. Equivalent forums have been established at regional level, where appropriate.
Page 88 Page 88
HSBC Holdings plc69

Recommendation	Response	Disclosure location
Strategy
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term (Companies Act 2006 - Sections 414CA and 414CB 2A (d))
Processes used to determine material risks and opportunities
–To support the requirements for assessing the impacts of climate change, we continue to develop a set of capabilities to execute climate stress testing and scenario analysis. These are used to improve our understanding of our risk exposures for risk management and business decision making.
–We also develop and use climate scenario analysis to gain insights on the long-term effects of transition and physical risks across our wholesale and retail banking portfolios.
–Our sustainable finance and investment ambition aims to help promote green, sustainable and socially-focused business and sustainable investment products and solutions.
Page 37 Page 65 Page 50
Relevant short-, medium-, and long- term time horizons
–We have continued to take steps to implement our climate ambition to become net zero in our operations and our supply chain by 2030, and align our financed emissions to net zero by 2050.
–In 2023, we continued to provide sustainable financing and investment to our customers in line with our ambition to provide and facilitate $750bn to $1tn by 2030.
–Our assessment of climate risks covers three distinct time periods, comprising: short term, which is up to 2025;
medium term, which is between 2026 and 2035; and long term, which is between 2036 and 2050. These time periods are aligned to the Climate Action 100+ framework v1.2.
Page 42 Page 44 Page 164
Transition or physical climate-related issues identified
–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between
$750bn and $1tn of sustainable finance and investment by 2030. Our sustainable finance data dictionary includes a detailed definition of contributing activities.
–For transition risk, we have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. As at 31 December 2023, the overall exposure to six high transition risk sectors was
$112bn. Our relationship managers engage with our key wholesale customers through a transition engagement questionnaire (formerly the transition and physical risk questionnaire) to gather information and assess the alignment of our wholesale customers’ business models to net zero and their exposure to physical and transition risks. We use the responses to the questionnaire to create a climate risk score for our key wholesale customers.
–We measure the impacts of climate and weather events to our buildings on an ongoing basis using historical, current and scenario modelled forecast data. In 2023, there were 27 major storms that had a minor impact on five premises with no impact on the availability of our buildings.
Page 50 Page 259 Page 265
Risks and opportunities by sector and/or geography
–For transition risk, we have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. These are automotive, chemicals, construction and building materials, metals and mining, oil and gas, and power and utilities.
–Within our mortgage portfolios, properties or areas with potentially heightened physical risk are identified and assessed locally, and potential exposure is monitored through quarterly metrics. We have also set risk appetite metrics for physical risk in our largest mortgage markets, the UK and Hong Kong, as well as those with local regulatory requirements, including Singapore.
–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between
$750bn and $1tn of sustainable finance and investment by 2030. For a detailed breakdown of our sustainable finance progress, see the ESG Data Pack.
Page 259 Page 260 Page 50
Concentrations of credit exposure to carbon-related assets (supplemental guidance for banks)
–We report our exposure to the six high transition risk sectors in the wholesale portfolio. For details, see the ESG Data
Pack.
–The UK is our largest mortgage market, which at September 2023 made up 40.0% of our global mortgage portfolio.
We estimate that 0.2% of our UK retail mortgage portfolio is at very high risk of flooding and 3.5% is at high risk. This is based on approximately 94.2% climate risk data coverage by value of our UK portfolio as at September 2023.
Page 259 Page 260
Climate-related risks (transition and physical) in lending and other financial intermediary business activities (supplemental guidance for banks)
–Our material exposure to climate risk relates to wholesale and retail client financing activity within our banking portfolio.
–We are also exposed to climate risk in relation to asset ownership by our insurance business and employee pension plans.
–HSBC Asset Management recognises that climate risk may manifest as transition and physical risks over the short, medium and long term. The impact of climate-related risk will vary depending on characteristics such as asset class, sector, business model and geography. Where applicable and relevant, HSBC Asset Management incorporates climate-related indicators, such as carbon intensity and management of carbon emissions, into investment decisions as well as insights from its climate-related engagement.
–In climate scenario analysis on page 263, we show the relative size of exposures at default in 2023 and the increase in cumulative ECL under each scenario compared with a counterfactual scenario by 2035 (expressed as a multiple).
Page 65 Page 65 Page 65 Page 263
70 HSBC Holdings plc

Recommendation	Response	Disclosure location
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning (Companies Act 2006 - Sections 414CA and 414CB 2A (e))
Impact on strategy, business, and financial planning
–Our net zero ambition represents one of our four strategic pillars. We aim to achieve net zero in our financed emissions by
2050, and in our own operations and supply chain by 2030.
–Scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It helps to build our awareness of climate change, plan for the future and meet our growing regulatory requirements. Developments in climate science, data, methodology and scenario analysis techniques will help us shape our approach further. We therefore expect this view to change over time.
–We continue to enhance our climate scenario analysis exercises so that we can have a more comprehensive understanding of climate headwinds, risks and opportunities to support our strategic planning and actions.
–We have used climate scenarios to inform our organisation’s business, strategy and financial planning. In 2023, we continued
to incorporate certain aspects of sustainable finance and financed emissions within our financial planning process.
–We do not fully disclose impacts from climate-related opportunities on financial planning and performance including on revenue, costs and the balance sheet, quantitative scenario analysis, detailed climate risk exposures for all sectors and geographies or physical risk metrics. This is due to transitional challenges in relation to data limitations, although nascent work is ongoing in these areas. We expect these data limitations to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.
Page 44 Page 261 Page 261 Page 258 Page 1e
Impact on products and services	–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030.	Page 50
Impact on supply chain and/or value chain
–We will continue to engage with our supply chain through CDP, and through direct discussions with our suppliers on how they can further support our transition to net zero.
–We recognise that collective action is critical to achieve net zero. We seek to collaborate with a range of partners to develop a supportive environment for achieving net zero and mobilising finance for climate action and nature-based solutions. Our partnerships vary in scope and form depending on the sector and geography, as well as our presence in local markets.
–HSBC Asset Management engages with investee companies on a priority list as defined in its Global Stewardship Plan, and votes at company general meetings, including on the topic of climate change.
Page 63 Page 68 Page 65
Impact on adaptation and mitigation activities
–In October 2020, we announced our ambition to reduce our energy consumption by 50% by 2030, against a 2019 baseline. As part of our ambition to achieve 100% renewable electricity across our operations by 2030, we continue to look for opportunities to procure green electricity in each of our markets. In 2023, our fourth UK renewable PPA went live in Sorbie, Scotland. A key challenge remains the limited opportunity to pursue PPAs or green tariffs in key markets due to regulations.
–We regularly review and enhance our building selection process and global engineering standards and will continue to assess historical claims data to help ensure our building selection and design standards address the potential impacts of climate change.
Page 63 Page 265
Impact on operations
–We have three elements to our strategy: reduce, replace and remove. We plan to first focus on reducing carbon emissions from consumption, and then replacing remaining emissions with low-carbon alternatives in line with the
Paris Agreement. We plan to remove the remaining emissions that cannot be reduced or replaced by procuring, in accordance with prevailing regulatory requirements, high-quality offsets at a later stage.
–We use stress testing to evaluate the potential for impact on our owned or leased premises. Our scenario stress test, conducted in 2023, analysed how eight climate change-related hazards could impact 1,000 of our critical and important buildings. These hazards were coastal inundation, extreme heat, extreme winds, wildfires, riverine flooding, pluvial flooding, soil movement due to drought, and surface water flooding.
Page 63 Page 265
Impact on investment in research and development
–Throughout 2023, we published regular ESG and sustainability-related market insights and updates such as
#WhyESGMatters and Learning about ESG to help clients better understand the implications for their investments.
–We recognise the need to find new solutions and increase the pace of change for the world to achieve the Paris
Agreement goal of being net zero by 2050. We are working with a range of partners to accelerate investment in sustainable infrastructure, natural resources and climate technology to help reduce emissions and address climate change.
Page 51 Page 52
Impact on acquisitions or divestments	–We have updated our merger and acquisition process to consider potential climate and sustainability-related targets, net zero transition plans and climate strategy, and how this relates to HSBC.	Page 258
Impact on access to capital
–We have considered the impact of climate-related issues on our businesses, strategy and financial planning. Our access to capital may be impacted by reputational concerns as a result of climate action or inaction. In addition, if we are perceived to mislead stakeholders on our business activities or if we fail to achieve our stated net zero ambitions, we could face reputational damage, impacting our revenue-generating ability and potentially our access to capital markets. We expect to further enhance the disclosure in the medium term as more data becomes available. To manage these risks we have integrated climate risk into our existing risk taxonomy, and incorporated it within the risk management framework through the policies and controls for the existing risks where appropriate.
Page 1e
Transition plan to a low-carbon economy
–We published our Group-wide net zero transition plan in January 2024. In this plan, we provided an overview of our approach to net zero and the actions we are taking to help meet our ambitions. We want to be clear about our approach, the change underway today and what we plan to do in the future. We also want to be transparent about where there are still unresolved issues and uncertainties. We are still developing our disclosures, including considerations of possible additional data in relation to our financial plans, budgets, and related financial approach for the implementation of the transition plan in the medium term (e.g. amount of capital and other expenditures supporting our decarbonisation strategy). The UK Transition Plan Taskforce published its final transition plan disclosure framework in October 2023. We will continue to evolve our transition plan disclosures to take into account new and evolving regulatory developments.
Page 1e
HSBC Holdings plc71

Recommendation	Response	Disclosure location
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario  (Companies Act 2006 - Sections 414CA and 414CB 2A (f))

Embedding climate into scenario analysis
–Scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It helps to build our awareness of climate change, plan for the future and meet our growing regulatory requirements.
–In our 2023 climate scenario analysis exercises, we explored five scenarios that were created to examine the potential impacts from climate change for the Group and its entities.
Page 261 Page 261
Key drivers of performance and how these have been taken into account
–Climate scenario analysis allows us to model how different potential climate pathways may affect and impact the resilience of our customers and our portfolios, particularly in respect of credit losses. Under the Current Commitments scenario, we expect lower levels of losses relating to transition risks, although we would expect an increase in the effects of climate-related physical risks over the longer term.
–Scenario analysis results have been used to support the Group’s ICAAP. This is an internal assessment of the capital the Group needs to hold to meet the risks identified on a current and projected basis, including climate risk.
–In addition, scenario analysis informs our risk appetite statement metrics. As an example, it supports the calibration of physical risk metrics for our retail mortgage portfolios and it is used to consider climate impact in our IFRS 9 assessment.
Page 263 Page 265 Page 265
Scenarios used and how they factored in government policies
–Our scenarios are: the Net Zero scenario, the Current Commitments scenario, the Delayed Transition Risk scenario, the
Downside Physical Risk scenario and the Near Term scenario.
–Our scenarios reflect different levels of physical and transition risks over a variety of time periods. The scenario assumptions include varying levels of governmental climate policy changes, macroeconomic factors and technological developments.
However, these scenarios rely on the development of technologies that are still unproven, such as global hydrogen production to decarbonise aviation and shipping.
Page 261 Page 261
How our strategies may change and adapt
–The nature of the scenarios, our developing capabilities, and limitations of the analysis lead to outcomes that are indicative of climate change headwinds, although they are not a direct forecast.
–Developments in climate science, data, methodology and scenario analysis techniques will help us shape our approach further. We therefore expect this view to change over time.
–Climate scenario analysis plays a crucial role helping us to identify and understand the impact of climate-related risks and potential opportunities as we navigate the transition to net zero.
–Our target-setting approach to date, for on-balance sheet financed emissions and facilitated emissions, has been to utilise a single net zero reference scenario (IEA NZE 2021) to underpin both energy supply-related sectors (oil and gas, power and utilities, and thermal coal mining) and our published targets for demand-side sectors in transport and heavy industry.
–We recognise that the so-called ‘hard-to-abate’ sectors, such as cement, iron, steel and aluminium, and aviation have a large dependence on nascent technologies and the presence (or not) of enabling policies and regulations. We may consider tracking progress relative to 1.5°C-aligned ambition ranges for these sectors in the future, which could include industry-specific scenarios alongside the IEA NZE scenario.
–We do not currently fully disclose the impacts of transition and physical risk quantitatively, due to transitional challenges including data limitations and evolving science and methodologies. In 2023, we have disclosed the impairment impacts for our wholesale, retail and commercial real estate portfolios in different climate scenarios. In addition, we have disclosed losses on our retail mortgage book under three scenarios and flood depths for specific markets. For our wholesale book, we have disclosed potential implications on our expected credit losses for 11 sectors under two scenarios. We have also disclosed a heat map showing how we expect the risks to evolve over time.
Page 261 Page 261 Page 265 Page 53 Page 48 Page 1e
Risk management
a) Describe the organisation’s processes for identifying and assessing climate-related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (b))
Process
–We continue to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time.
–We updated our climate risk management approach to incorporate net zero alignment risk and developed guidance on how climate risk should be managed for non-financial risk types. While we have made progress in enhancing our climate risk framework, further work remains. This includes the need to develop additional metrics and tools to measure our exposure to climate-related risks, and to incorporate these tools within decision making.
–In 2023, we enhanced our internal climate scenario analysis exercise by focusing our efforts on generating more granular insights for key sectors and regions to support core decision-making processes, and to respond to our regulatory requirements. In climate scenario analysis, we consider, jointly, both physical risks and transition risks.
–We continue to review policy implementation as we apply our policies in practice, and our operationalisation of such policies continues to be enhanced. We take a risk-based approach when identifying transactions and clients to which our energy and thermal coal phase-out policies apply, and when reporting on relevant exposures, adopting approaches proportionate to risk and materiality.
Page 258 Page 258 Page 261 Page 66
Integration into policies and procedures
–We continue to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time.
Page 258
Consider climate- related risks in traditional banking industry risk categories (supplementary guidance for banks)
–We provide further details of how we have embedded the management of climate risk across key risk types, including wholesale credit risk, retail credit risk, treasury risk, traded risk, reputational risk, regulatory compliance risk, resilience risk, model risk, and financial reporting risk.
Page 259
72 HSBC Holdings plc

Recommendation	Response	Disclosure location
b) Describe the organisation’s processes for managing climate-related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (b))
Process and how we make decisions
–The Group Risk Management Meeting and the Group Risk Committee receive regular updates on our climate risk profile and progress of our climate risk programme.
–The Environmental Risk Oversight Forum (formerly the Climate Risk Oversight Forum) oversees risk activities relating to climate and sustainability risk management, including the transition and physical risks from climate change.
Equivalent forums have been established at a regional level.
Page 258 Page 258
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management framework  (Companies Act 2006 - Sections 414CA and 414CB 2A (c))

How we have aligned and integrated our approach
–Our climate risk approach is aligned to our Group-wide risk management framework and three lines of defence model, which sets out how we identify, assess and manage our risks.
–We are developing our climate risk capabilities across our businesses, by prioritising sectors, portfolios and counterparties with the highest impacts.
–In 2023, we updated our climate risk materiality assessment, to understand how climate risk may impact across
HSBC’s risk taxonomy.
–In addition to this assessment, we also consider climate risk in our emerging risk reporting and scenario analysis
Page 257 Page 257 Page 257 Page 257
How we take into account interconnections between entities and functions
–Our climate risk approach is aligned to our Group-wide risk management framework and three lines of defence model, which sets out how we identify, assess and manage our risks.
–Through our climate risk programme, we continued to embed climate considerations throughout the organisation, including through risk policy updates and the completion of our annual climate risk materiality assessment. We also developed risk metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis.
–We continue to make progress in enhancing our climate risk capabilities, and recognise it is a long-term iterative process. This includes updating our approach to reflect how the risks associated with climate change continue to evolve in the real world, and maturing how we embed climate risk factors into strategic planning, transactions and decision making across our businesses.
Page 257 Page 162 Page 257
Metrics and targets
a) Disclose the metrics used by the organisation to assess climate-related risk and opportunities in line with its strategy and risk management process (Companies Act 2006 - Sections 414CA and 414CB 2A (h))

Metrics used to assess the impact of climate- related risks on our loan portfolio
–We have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. As at 31 December 2023, the overall exposure to six high transition risk sectors was $112bn.
–The UK is our largest mortgage market, which at September 2023 made up 40.0% of our global mortgage portfolio.
We estimate that 0.2% of our UK retail mortgage portfolio is at very high risk of flooding, and 3.5% is at high risk. This is based on approximately 94.2% climate risk data coverage by value of our UK portfolio as at September 2023.
–In 2023, we further developed our risk metrics to monitor our performance against our net zero targets for both financed emissions and own operations.
Page 259 Page 260 Page 258
Metrics used to assess progress against opportunities
–We continue to track our progress against our ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030, aligned to our published data dictionary. For a detailed breakdown of our sustainable finance progress, see the ESG Data Pack.
–We do not currently fully disclose the proportion of revenue or proportion of assets, capital deployment or other business activities aligned with climate-related opportunities, including revenue from products and services designed for a low-carbon economy, forward-looking metrics consistent with our business or strategic planning time horizons. In relation to sustainable finance revenue and assets we are disclosing certain elements. We expect the data and system limitations related to financial planning and performance, and climate-related opportunities metrics to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented. We expect to further enhance this disclosure in the medium term.
Page 18 Page 1e
Board or senior management incentives
–To help us achieve our ESG ambitions, a number of measures are included in the annual incentive and long-term incentive scorecards of the Group Chief Executive, Group Chief Financial Officer and Group Executives.
Page 16
Internal carbon price
–We do not currently disclose internal carbon prices due to transitional challenges such as data challenges. But we considered carbon prices as an input for our climate scenario analysis exercise. We expect to further enhance this disclosure in the medium term.
Page 1e
Metrics used to assess the impact of climate risk on lending and financial intermediary business (supplemental guidance for banks)
–As part of our 2023 internal climate scenario analysis, we completed a detailed climate risk assessment for the UK,
Hong Kong, mainland China and Australia, which together represent 75% of the balances in our global retail mortgage portfolio. Our analysis shows that over the longer term, we expect minimal losses to materialise when considering the
Current Commitments scenario.
–In insights from climate scenario analysis on page 263, we showed the relative size of exposures at default in 2023 and the increase in cumulative ECL under each scenario compared with a counterfactual scenario by 2035 (expressed as a multiple).
–We do not fully disclose metrics used to assess the impact of climate-related physical (chronic) and transitions (policy and legal, technology and market) risks on retail lending, parts of wholesale lending and other financial intermediary business activities (specifically credit exposure, equity and debt holdings, or trading positions, each broken down by industry, geography, credit quality and average tenor). We are aiming to develop the appropriate systems, data and processes to provide these disclosures in future years. We disclose the exposure to six high transition risk wholesale sectors and the flood risk exposure and Energy Performance Certificate breakdown for the UK portfolio.
Page 264 Page 263 Page 1e
HSBC Holdings plc73

Recommendation	Response	Disclosure location
b) Disclose scope 1, scope 2 and, if appropriate, scope 3 greenhouse gas emissions and the related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (h))
Our own operations
–We report greenhouse gas emissions resulting from the energy used in our buildings and employees’ business travel. In 2023, we also continue to disclose our scope 3 (category 1 and category 2) supply chain emissions. Our initial supply chain emission figures may require updating as data availability changes over time and methodologies and climate science evolve.
Page 64
Greenhouse gas emissions for lending and financial intermediary business (supplemental guidance for banks)
–Our analysis of financed emissions comprises ‘on-balance sheet financed emissions’ and ‘facilitated emissions’. Our on-
balance sheet financed emissions include emissions related to on-balance sheet lending, such as project finance and direct lending. Our facilitated emissions include emissions related to financing we help clients to raise through capital markets activities.
–Work continues on the integration of ESG and climate analysis into HSBC Asset Management’s actively managed product offerings to help ensure the climate risks faced by companies are considered when making investment decisions and to assess ESG risks and opportunities that could impact investment performance.
–We currently disclose four out of 15 categories of scope 3 greenhouse gas emissions including business travel, supply chain and financed emissions. In relation to financed emissions, we publish on-balance sheet financed emissions for a number of sectors as detailed on page 18. We also publish facilitated emissions for the oil and gas, and power and utilities sectors.
Future disclosures on financed emissions and related risks are reliant on our customers publicly disclosing their greenhouse gas emissions, targets and plans, and related risks. We recognise the need to provide early transparency on climate disclosures but balance this with the recognition that existing data and reporting processes require significant enhancements.
Page 53 Page 65 Page 1e
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets (Companies Act 2006 - Sections 414CA and 414CB 2A (g))
Details of targets set and whether they are absolute or intensity based
–We continue to track our progress against our ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030, aligned to our published data dictionary.
–We have continued to take steps to implement our climate ambition to become net zero in our operations and our supply chain by 2030, and align our financed emissions to net zero by 2050.
–For financed emissions we do not plan to set 2025 targets. We set targets in line with the Net-Zero Banking Alliance (‘NZBA‘)
guidelines by setting 2030 targets. While the NZBA defines 2030 as intermediate, we use different time horizons for climate risk management. For climate, we define short term as time periods up to 2025; medium term is between 2026 and 2035;
and long term is between 2036 and 2050. These time periods align to the Climate Action 100+ disclosure framework. In
2023, we disclosed interim 2030 targets for financed emissions for a number of sectors as we outline on page 18.
–We do not currently disclose a target for capital deployment. In relation to capital deployment, since 2015, we have issued more than $2bn of our own green bonds and structured green bonds with the capital invested into a variety of green projects, including: green buildings, renewable energy and clean transportation projects. In 2023, we further progressed our internal review and enhancement of the green bond framework, with further refinement including internal and external review to be undertaken in 2024. This will be subject to continuous review and monitoring to ensure that they remain up to date and reflect updated standards, taxonomies and best practices. Any such developments in standards, taxonomies and best practices over time could result in revisions in our reporting going forward and lead to differences year-on-year as compared to prior years. See the HSBC Green Bond Report for further information.
–We do not currently disclose internal carbon pricing target due to transitional challenges such as developing the appropriate systems and processes, but we considered carbon prices as an input for our climate scenario analysis exercise. We expect to further enhance the disclosure in the medium term as more data becomes available.
–We do not currently disclose targets used to measure and manage physical risk. This is due to transitional challenges including data limitations of physical risk metrics. For retail, we do not use targets to measure and manage physical risk. In
2023 we introduced internally a global ‘soft trigger’ monitoring and review process for physical risk exposure where a market reaches or exceeds a set threshold, as this ensures markets are actively considering their balance sheet risk exposure to peril events. We also consider physical and transition risk as an input for our climate scenario analysis exercise. We expect to further enhance our disclosures as our data, quantitative scenario analysis, risk metrics and physical risk targets evolve, and technology solutions are implemented in the medium term.
–We have described the targets used by the organisation to manage climate-related risks and opportunities and performance against targets. However, taking into account the nature of our business, we do not consider water usage to be a material target for our business and, therefore, we have not included a target in this year’s disclosure.
Page 18 Page 42 Page 17 Page 1e Page 1e Page 1e Page 1e
Other key performance indicators used
–In October 2020, we announced our ambition to reduce our energy consumption by 50% by 2030, against a 2019 baseline, and in 2023 we achieved 26.3%.
–As part of our ambition to achieve 100% renewable electricity across our operations by 2030, we continue to look for opportunities to procure green electricity in each of our markets. In 2023, our fourth UK renewable PPA went live in
Sorbie, Scotland.
Page 63 Page 63
74 HSBC Holdings plc
Social
Building inclusion and resilience
We play an active role in opening up a world of opportunity for our customers, colleagues and communities by connecting across our international networks to help build a more inclusive and resilient society.
At a glance
Inclusion is key to opening up a world of
opportunity. It involves a commitment to
identifying and addressing barriers that may
stop people from accessing opportunities
because of who they are or where they are
from.
Inclusion goes hand in hand with resilience.
We aim to help people build the capabilities
they need to achieve their goals and to deal
with the challenges they face, so we are
focused on delivering products, services and
education that support our colleagues,
customers and communities.
Colleagues
We believe that an inclusive, healthy and
rewarding workplace helps the whole Group
succeed. We are focused on recruiting and
retaining diverse talent by offering fair pay
and career progression so we can ensure our
colleagues – and particularly our leadership –
are representative of the communities we
serve. We do this by setting meaningful
goals and tracking and monitoring our
progress. In 2023, we continued to make
progress against all of our goals, although
the progress we are making with women in
senior leadership roles has not been as fast
paced as we would like.
Employee well-being is essential. We offer all
colleagues a wide range of resources that
help support their mental, physical and
financial well-being so they can thrive in and
out of work. We are working to ensure that
our offices, branches and digital spaces are
accessible and safe for all.
We also help our colleagues build resilience
by ensuring that they are equipped with the
skills and knowledge they need to progress
their careers during a period of significant
economic transformation.
Customers
We are committed to helping our customers
access the financial services they need. They
should not find it more difficult to access
finance because of their gender, their
ethnicity, their sexual orientation, their
neurodiversity or their disability. Our
ambition is to create a welcoming, inclusive
and accessible banking experience for all our
customers.
We build resilience by creating products and
services that simplify the banking
experience, so customers can manage and
grow their wealth more easily. We also help
protect what people value most – their
health, families, homes and belongings. We
also build resilience by providing education
so customers can understand how to
manage their finances more effectively.
Communities
We are developing an updated global
philanthropy strategy that allows us to work
alongside the communities we operate
within, and which aligns with our ESG areas
of focus – ‘transition to net zero’ and
‘building inclusion and resilience’.
We believe that fostering inclusion and
building resilience helps us to create long-
term value and growth. By removing
unnecessary barriers and striving to be a fair
and equitable organisation, we can attract
and retain the best talent, support a wider
customer base to achieve their goals and
stimulate growth in our communities. This is
how we open up a world of opportunity for
our colleagues, our customers and our
communities.

In this section
Promoting diversity and fostering inclusion	Our approach to diversity and inclusion	We value diversity of thought and we are building an inclusive environment that reflects our customers and communities.	Page 76 Page 77 Page 78
Creating a diverse environment
Fostering an inclusive culture
Building a healthy workplace	Listening to our colleagues	We run a Snapshot survey and report insights to our Group Executive Committee and the Board.	Page 79
	Being a great place to work	We aim to create a great workplace that will help in attracting, retaining and motivating our colleagues so they can deliver for our customers across countries and territories.	Page 81
Developing skills, careers and opportunities	Learning and skills development	We aim to build a dynamic, inclusive culture where colleagues can develop skills and experiences that help them fulfil their potential.	Page 83
	Energising our colleagues for growth	We are committed to offering colleagues the chance to develop their skills while building pipelines of talented colleagues to support the achievement of our strategic priorities.	Page 84
Building customer inclusion and resilience	Our approach to customer inclusion and resilience	We aim to support financial well-being and remove barriers people can face in accessing financial services.	Page 85
Engaging with our communities	Building a more inclusive and resilient world	We focus on a number of priorities where we can make a difference to the community and support sustainable growth.	Page 86
HSBC Holdings plc75
Promoting diversity and fostering inclusion
Our approach to diversity and inclusion
Our purpose, ‘Opening up a world of
opportunity’, explains why we exist as an
organisation, and is the foundation of our
diversity and inclusion strategy. Inclusion is
an enabler for our ‘energise’ strategic pillar,
and is embedded in the values of our
organisation. By valuing difference and
seeking different perspectives, we can more
accurately reflect the societies we serve,
creating better outcomes for customers and
colleagues.
Our data-driven strategy enables us to set
aspirational goals to track and monitor our
progress. We remain focused on specific
Group-wide priorities for which we hold
senior executives accountable. Some
executives also have local priorities, which
ensures our diversity and inclusion agenda
remains locally relevant.

How we hold ourselves to account

We set meaningful goals
Our executive Directors and Group
Executives are accountable for
progressing our agenda through a series
of diversity and inclusion aspirational
goals that align to three public
commitments that we have made. In
2023, we continued to make progress
against our three goals by:
–achieving a 34.1% representation of
women in senior leadership roles, with
a goal of achieving 35% by 2025;
–attaining a 3.0% representation of
Black heritage colleagues in senior
leadership in the UK and US combined,
against a goal to achieve 3.4% by
2025; and
–increasing our Inclusion index as
measured in our Snapshot survey, to
78% against a 2023 target of 75%.

We report and track progress
Measuring our performance ensures we
consistently and accurately monitor the
progress made against our aspirational
goals. Our data-backed approach tracks
this through:
–an inclusion dashboard, which
monitors progress against goals with
trend data on hiring, promotion and
exit ratios, is reported to the Group
Executive Committee on a quarterly
basis; and
–semi-annual review meetings where
our Head of Inclusion meets each
Group Executive to review data, their
progress against their aspirational
goals, and to support further progress.

We benchmark our performance
External disclosures and benchmarks
allow us to measure the progress that we
are making and identify opportunities for
future prioritisation. In 2023, we:
–scored 87.2% in the Bloomberg
Gender-Equality Index measuring our
gender-related data transparency and
performance;
–maintained our Stonewall Gold
standard and rank as a top global
LGBTQ+ inclusion employer; and
–ranked as a Top 75 employer in the UK
Social Mobility Index in our first year of
entering a submission.

A data-driven approach to inclusion
We are evolving our data-driven approach by enabling more of our colleagues to self-identify across a range of data points. This data has enabled us to set locally relevant priorities and identify areas of our organisation where we need to focus our attention. We invite colleagues to self-identify on a broad range of data points where we can, although given the international nature of our business, there are some jurisdictions where we are unable to invite colleagues to share their diversity data with us. We have enabled 91% of our colleagues to disclose their ethnic background, with 62% of colleagues choosing to do so, where this is legally permissible.
Our approach goes beyond ethnic heritage and considers broader representation within the workplace. We have enabled 90% of the workforce to share whether they have a disability, 71% of our workforce to share their sexual orientation, and all UK-based colleagues to share their socio-economic background.

Our approach to Asian heritage representation
Our roots as an organisation trace back over 150 years to Hong Kong, where HSBC opened its doors to serve clients with international needs. Asia remains a strategic focus for us today.
To better reflect the communities we serve, we have a focus on increasing representation across our global workforce, including Asian heritage representation. Defining Asian heritage can be complex due to the vast range of ethnicities and identities across the region. In 2023, 37.8% of our senior leaders were able to self-identify as being from an Asian heritage background. To deliver our international strategy it is vital that we are both representative of our local communities, and able to mobilise leaders with global perspective and diverse heritage backgrounds across our international network.

76 HSBC Holdings plc
Creating a diverse environment
Women in senior leadership
Since achieving our ambition of having 30%
of senior leadership positions held by women
in 2020, we set a new goal to reach 35% by
2025. We remain on track, with 34.1% of
senior leadership roles held by women at the
end of 2023, excluding our Canada business,
which is planned for sale in 2024. Progress in
the past year has not been as fast paced as
we would like. A total of 37.7% of all external
appointments into senior positions were
female, compared with 35.7% in 2022, and
women represented 39.6% of all promotions
into senior leadership roles in 2023.
Development programmes, including our
Accelerating Female Leaders initiative, have
helped to increase the visibility, sponsorship
and network of our high performing, senior
women. Since the start of the programme in
2017, 24% of participants have been
promoted and 2% have taken a lateral move
to develop their careers. We have also
retained over 79% of colleagues who
completed the programme.
In our 2023 Accelerating into Leadership
programme, which prepares high potential,
mid-level colleagues for leadership roles,
43% of participants were women. More than
5,200 women also participated in our
Coaching Circles programme, which
matches senior leaders with a small group of
colleagues to provide advice and support on
the development of leadership skills and
network building.
Our succession planning for key leadership
roles includes an assessment of the diversity
of our succession plans. We are improving
the gender diversity of those roles critical to
our organisation and the successors to those
roles. In 2023, 40% of the succession pool
for these roles were women, compared with
36% in 2022.
Black colleagues in senior leadership
We remain on track to double the number of
Black colleagues in senior leadership roles
globally by 2025, having increased the
number of Black senior leaders by 62% since
2020.
In 2022, we set a new Group-wide ethnicity
strategy, which is overseen by a senior
working group and led by our Group Chief
Risk and Compliance Officer. The aim of the
strategy is to ensure we accurately reflect
the communities we serve and the societies
in which we operate. We continue to identify
challenges colleagues from diverse
backgrounds face in achieving their
aspirations at HSBC.
We have continued to focus on the
development of Black heritage colleagues
through the delivery of dedicated
development programmes. Using data
analytics, we have identified that in the UK,
Black heritage female colleagues are less
likely to hold positions as people managers.
To address this, we introduced the Solaris
programme to provide coaching and
development for our UK-based Black
heritage female colleagues. Forty women
have successfully completed the programme
and 29% have been promoted.
We also partnered with Vivida, a virtual
reality firm, to launch an immersive learning
programme designed to bring to life the
experiences of Black heritage and ethnic
minority colleagues, highlighting the
pressures, barriers and biases faced by these
communities. The programme has been
completed by 11,900 colleagues, and was
nominated for awards at the 2023 European
Diversity Awards and as finalists at The 2024
Learning Awards.
In 2023 EmpowHER was launched, a
programme created by Black heritage
women for Black heritage women at mid-
management levels across the UK business.
The programme encourages participants to
support each other with the tools and shared
experiences to structure their careers,
expand their network and seek job
opportunities. It also helps to create
improved visibility of talent to senior
leadership.
Gender diversity data

Holdings Board
53%
47%
Group Executives
79%
21%
Combined Group Executives and direct reports1
66%
34%
Subsidiary directors2
65%
35%
Senior leadership3
66%
34%
Middle management3
62%
38%
Junior management3
51%
49%
All employees
48%
52%
Male
Female

1 Combined Group Executives and direct reports
includes HSBC Group Executives and their direct
reports (excluding administrative staff) as of 31
December 2023.
2 Directors (or equivalent) of subsidiary companies
that are included in the Group’s consolidated
financial statements, excluding corporate directors.
3 In our leadership structure, we classify senior
leadership as those at career band 3 and above;
middle management as those at global career band
4; and junior management as those at global career
bands 5 and 6.

Representation and pay gaps
We publish this data annually to ensure both transparency and a maintained focus on addressing representation gaps within the organisation. Our gender and ethnicity pay gap reporting shows the difference in average pay between two groups of people (regardless of roles or seniority). We have reported our UK gender representation and pay gap data since 2017 in line with reporting regulations, and have voluntarily extended this to include the US, mainland China, Hong Kong, India, Mexico, Singapore and the UAE, alongside ethnicity data for the UK and US. In 2023, we also included gender pay gap data for Argentina and Malaysia, covering approximately 80% of our workforce (excluding our Canada business held for sale). In 2023, our mean aggregate UK-wide gender pay gap was 43.2%, compared with 45.2% in 2022, and the ethnicity pay gap was 4.5%, compared with 0.4% in 2022. Our UK gender pay gap is driven by several factors including the shape of our workforce, where there are more men than women in senior higher-paid roles, and more women than men in junior roles. While we are confident in our approach to pay equity, until women and ethnic minority colleagues are proportionately represented across all areas and levels of the organisation we will continue to see gaps in average pay. We are committed to paying colleagues fairly regardless of their gender or ethnicity and have processes to ensure that remuneration is free from bias. We review our pay practices and undertake a pay equity review annually, including a regular independent third-party review of equal pay in major markets. If pay differences are identified that are not due to objective, tangible reasons such as performance, skills or experience, we make adjustments.
For further details of our representation data, pay gap data, and actions, see www.hsbc.com/diversitycommitments and the ESG Data Pack at
www.hsbc.com/esg.

HSBC Holdings plc 77
Fostering an inclusive culture
Our inclusion strategy seeks to make HSBC
an organisation in which every colleague can
feel like they belong, and are empowered to
contribute their perspectives and ideas. Our
strategy sits above a range of diversity and
inclusion strands from gender, ethnicity and
faith to disability and socio-economic
background – we want to ensure that all
colleagues are able to realise their full
potential.
We use the Inclusion index in our annual
Snapshot survey to measure the extent to
which our colleagues feel a sense of
belonging and psychological safety within
the organisation, alongside their perception
of fairness and trust. In 2023, we achieved a
score of 78%, which is three percentage
points ahead of our annual aspirational goal,
and two percentage points ahead of the
financial services industry benchmark.
Analysis of our Inclusion index allows us to
measure engagement levels of specific
colleague groups in greater detail, in
particular different diversity strands, to better
understand the experiences of our
colleagues globally. We found that scores
from colleagues who identify as male and
female were broadly in line with the overall
Group-wide result, at 79% and 77%
respectively. From an ethnicity perspective,
our Black heritage colleagues were four
percentage points below the Group-wide
average, while our Asian heritage
colleagues’ results were on a par with the
overall score, at 78%.
Our employee resource groups
Our employee resource groups (‘ERGs’)
foster an inclusive culture and contribute
significantly to the experience of tens of
thousands of colleagues. They operate
globally and are led by colleagues with a
range of shared values, identities, interests
and goals, including disability, LGBTQ+,
ethnicity, faith and gender.
Each of our non-executive Directors and
most Group Executives are aligned with one
of our global ERGs, ensuring there is a direct
link between senior leadership and our
colleagues. The non-executive Director
dedicated to workforce engagement is
closely aligned to our diversity and inclusion
strategy and has attended events such as
our 2023 Global ERG Summit.
In 2023, our ERGs led numerous initiatives
and events, including the Ability network
hosting a global summit aimed at driving
cultural change to build confidence for
colleagues with a disability. Our Nurture
ERG, which supports working parents and
carers, launched the #LeaveLoudly
Campaign globally. Its aim is to drive
engagement by counteracting
‘presenteeism’, acknowledging that
everyone has multifaceted lives, and to show
that leaders across HSBC support a healthy
work-life balance.
Looking to the future on disability
Enhancing the experience of our employees,
particularly those with disabilities, is a vital
part of our commitment to build an inclusive
organisation. A key initiative has been a
targeted career development programme to
empower colleagues with confidence to
drive their careers forward.
Recognising the pivotal role of line
managers, we have introduced a learning
plan through our Degreed platform to help
managers support team members with
physical, sensory, long-term, and mental
health conditions, as well as those who
identify as neurodiverse. Our Ability ERG has
hosted support sessions globally, where
colleagues shared their experiences and
raised awareness for disability inclusion, and
the support provided by HSBC.
In collaboration with PurpleSpace, the
disability network and professional
development hub, we sponsored and
published a Leadership Model resource for
employee groups. In 2023, we also
sponsored the UK Business Disability
Forum’s roundtable and conference. We
have enhanced the support we provide to
colleagues through our workplace
adjustment programme partnering with
Microlink, extending the availability of this
service to almost 37,790 colleagues in our
global service centres and technology
centres in India.
UK socio-economic diversity
We believe that no-one should be limited by
their socio-economic background and are
committed to driving socio-economic
inclusion within our workforce.
In 2022, we began exploring the impact
socio-economic background has on our
colleagues, working with them, and internal
and external stakeholders to develop our
understanding on socio-economic diversity.
In 2023, we entered the Social Mobility Index
for the first time and gained recognition as a
top 75 employer. Our Strive ERG, sponsored
by the Group Chief Human Resources
Officer, now has over 1,000 members. We
have continued to be an active member of
Progress Together, focused on helping
members progress and retain a socio-
economically diverse workforce, including
taking part in the largest financial services
study of socio-economic diversity.
We launched a career development
programme through the Strive ERG, enabling
colleagues from different backgrounds to
lead with impact and build career
confidence.
We continue to improve the socio-economic
diversity data we collect by running
campaigns encouraging our colleagues and
job applicants to share their socio-economic
background. In 2023, we extended our
socio-economic focus to Asia, with an initial
data collection pilot in Singapore through our
employee engagement survey. We also
launched a new learning plan, available for
all employees to better understand what
socio-economic diversity is and why it
matters.

Supporting colleagues experiencing menopause
Many of our female colleagues will experience menopause symptoms during their career. We do not want menopause to be a silent struggle and we have put in place the right support so it does not need to be. In 2023, we launched a new global framework centred around three principles of:
creating awareness; removing barriers; and being adaptable. These form the basis of our menopause toolkit, which is available to all colleagues, and includes guidance on how to access menopause support and guidance for line managers on how to best support those in need.
We recognise that there is much more we can do to support those who are experiencing menopause and those who are supporting others experiencing it. Senior sponsorship is helping to raise awareness and our first step is to provide access to dedicated resources on menopause.

78 HSBC Holdings plc
Building a healthy workplace
Listening to our colleagues
Listening to our colleagues is an essential
part of building a healthy workplace at
HSBC. We capture employee feedback in a
variety of ways to understand how our
colleagues feel about HSBC and to help us
improve the employee experience.
How we listen
Our annual Snapshot survey runs every
September and gives all HSBC employees
the opportunity to share their experiences of
working at the organisation. Our 2023 survey
achieved a record response rate of 85%, up
from 78% in 2022, with nearly 180,000
colleagues choosing to share their views.
The results of Snapshot are discussed at all
levels. Our record participation has enabled
us to put more data directly in the hands of
our people managers, with more than 11,000
teams able to access their results, while
maintaining the confidentiality of individual
employees’ responses. Managers are
supported by a guided action planning tool
to help them understand and interpret
insights relevant to their team, while
directing them towards support resources for
them and their teams to explore. Results are
also shared with executive leadership teams
across the Group, with detailed reporting
provided to our Group People Committee
and the Board.
We complement the Snapshot survey with
our annual Performance and Reward survey,
which runs every March. Open to all
employees, it captures feedback on our
annual performance and pay review cycle,
providing valuable insight into how well we
are meeting our colleagues’ needs and
expectations on compensation, development
and professional growth.
We also run targeted listening activities for
employees at key moments in their careers,
capturing detailed feedback from new
joiners, internal movers and voluntary
leavers.
Employee conduct and harassment
We expect all our employees to treat each
other with respect and dignity, and we do
not tolerate or condone harassment or
bullying in any form. We continually strive to
improve awareness and education around
such behaviours, and strengthen our
understanding and response to these issues
across all levels of the organisation. In 2023,
our overall Snapshot Speak up index
improved slightly to 76%, up one percentage
point from 2022.
We encourage our colleagues to speak up
about poor behaviour or things that do not
seem right, and we have included bullying,
harassment, discrimination and retaliation in
our 2023 Global Mandatory Training
curriculum. Our Snapshot survey revealed an
increase in colleagues able to state their
opinion without fear of negative
consequences, with 72% of colleagues
feeling able to do so, up from 70% in 2022.
In 2023, we launched our global code of
conduct which is supported by our global
anti-bullying and harassment code. This
continues to help us to maintain high
standards of conduct across the Group.
We have mandatory procedures, both
globally and locally, for handling and
investigating employee concerns, which
include those for bullying and harassment.
Cases are continually monitored from our
speak-up channels, and data is reported to
management committees to ensure there is
visibility at leadership level.
In 2023, we had a total of 834 concerns
raised relating to bullying, harassment,
discrimination and retaliation. Where the
concerns were substantiated following an
investigation, appropriate action was taken,
which included termination of services,
where appropriate. In 2023, 38% of concerns
raised were either partly or fully
substantiated and 24 colleagues were
dismissed in relation to bullying, harassment,
discrimination or retaliation.
We are committed to addressing this type of
behaviour and will continue to take action
where we find that an employee has
breached our values and high standards of
conduct.
Employee engagement:
77%
Employee engagement score
(2022: 74%)
81%
Of colleagues who feel confident about this
company’s future
(2022: 77%)
85%
Of colleagues who completed our annual
Snapshot survey
(2022: 78%)

Promoting mental health awareness
A poll posted by a senior leader on our intranet revealed that 94% of colleagues said they trust leadership more when they open up about their own mental health.
To build on this sentiment, we celebrated World Mental Health Day by running a global awareness campaign ‘The Big Mental Health Conversation’ in October 2023. We encouraged leaders to post questions on our intranet to gather feedback from colleagues on their experiences and how we can improve mental health support. We surveyed our colleagues during the campaign and half said they were very satisfied with the mental health support HSBC offers.
Supporting the mental health of our colleagues continues to be a priority, including ensuring that we continue to signpost how colleagues can access available support. Throughout 2023, we also held over 200 virtual events, featuring internal and external experts providing advice on mental health and topics related to well-being.

HSBC Holdings plc 79
Listening to our colleagues continued
Employee engagement
We use eight Snapshot indices to measure key areas of focus and compare against peer institutions. The table below sets out how we performed.

Index	Score[1]	vs 2022[2]	HSBC vs benchmark[3]	Questions that make up the index
Employee engagement	77%	+3	+7	I am proud to say I work for this company. Right now, I feel motivated by this organisation to do the best job I can.[4] I would recommend this company as a great place to work.
Employee focus	76%	+4	+4	I generally look forward to my work day. My work gives me a feeling of personal accomplishment. My work is challenging and interesting.
Strategy	78%	+3	+5	I have a clear understanding of this company’s strategic objectives. I am seeing the positive impact of our strategy. I feel confident about this company’s future.
Change leadership	76%	0	+4
Leaders in my area set a positive example.
My line manager does a good job of communicating reasons behind important changes that are made.
Senior leaders in my area communicate openly and honestly about changes to the business.

Speak up	76%	+1	0
I believe my views are genuinely listened to when I share my opinion.[5]
I feel able to speak up when I see behaviour which I consider to be wrong.
I can state my opinion without the fear of negative consequences.[6]

Trust	78%	+1	0	I trust my direct manager. I trust senior leadership in my area. Where I work, people are treated fairly.
Career	71%	+3	+6	I feel able to achieve my career objectives at this company. I believe that we have fair processes for moving/promoting people into new roles. My line manager actively supports my career development.
Inclusion	78%	+2	+2
I feel a genuine sense of belonging to my team.
I feel able to achieve my career objectives at this company.
I feel able to be myself at work.
I trust my direct manager.
Where I work, people are treated fairly.
I can state my opinion without the fear of negative consequences.[6]

1 Each index comprises constituent questions, with the average of these questions forming the index score.
2 We revised the questions that comprise some of our indices to ensure the reliability of external benchmark data. New questions were trialled in 2022 so comparisons are all reported on a like-for-like basis; as such, historical comparison figures differ slightly from those reported last year.
3 We benchmark Snapshot results against a peer group of global financial services institutions, provided by our research partner, Ipsos Karian and Box. Scores for each question are calculated as the percentage of employees who agree to each statement. For further details of the constituent questions and past results, see the ESG
Data Pack at www.hsbc.com/esg.
4 Previously: I feel valued at this company.
5 Previously: My company is genuine in its commitment to encourage colleagues to speak up.
6 Previously: Where I work, people can state their opinion without fear of negative consequences.
For further details of well-being, see page 82, and for further details of inclusion, see page 76.
What employees told us
Seven of our eight Snapshot indices
improved in 2023, while our change
leadership index remained static. Our
headline measure of employee engagement
captures how employees feel about HSBC:
whether they are proud to say they work
here, whether they would recommend
working at HSBC, and how motivated they
feel to do their best work. Employee
engagement increased by three percentage
points compared with 2022, and seven
percentage points above the external
financial services benchmark. Our employee
focus index, which measures how
employees feel about their day-to-day work,
increased by four percentage points to put
HSBC four points ahead of the industry
benchmark.
Analysis of the key drivers of our
engagement scores showed that engaged
colleagues are more likely to feel positive
about their career, our strategy and our
leadership. Our free text responses also
showed that training and progression
opportunities was the most cited reason for
recommending HSBC, followed by our
approach to flexible and hybrid working and
the strength of our management.
Negative comments continued to focus
around pay and benefits but were mentioned
less than in 2022. For further details of our
approach to being a great place to work,
including pay transparency, see page 81.
Our Snapshot survey showed that 67% of
employees plan to stay at HSBC for five or
more years, a two percentage point increase
since 2022. This aligned with a drop in
voluntary turnover in 2023 to 9.3%,
compared with 14.1% in 2022, and reflects
trends in the wider employment market.
Results from our listening channels
continued to show that career opportunities
and competitive reward packages remain the
two key drivers behind our ability to attract
and retain talented colleagues.
We are committed to building on our high
levels of engagement and feedback
throughout 2024.
80 HSBC Holdings plc
Being a great place to work
To deliver our purpose, ambition and
strategy we need the best people,
performing at their best. Creating a great
workplace helps us attract, retain and
motivate our colleagues so they can deliver
for our customers.
Underpinning this is our reward strategy,
which we updated in 2022 to create an
environment where the best people want to
work. Our workforce proposition is rooted in
our purpose and values, and the principles of
rewarding colleagues responsibly,
recognising colleagues’ success and
supporting our colleagues to grow.
Rewarding colleagues responsibly
We believe in rewarding our colleagues
responsibly, which means ensuring that our
pay and benefits provide financial security
for all. Our annual Performance and Reward
survey measures several factors, including
how colleagues feel about our reward
proposition. In 2023, seven key performance
indicators related to our year-end review
improved by four or more percentage points,
including a nine percentage point increase in
colleagues who feel they are paid fairly for
the work they do.
As part of our commitment to rewarding
colleagues responsibly, we went beyond
compliance in assessing statutory minimum
wages, to ensure that all colleagues are paid
at least a living wage.
A living wage should be sufficient to cover
an adequate standard of living considering
the cost of goods and services in each
country and territory in which we operate. In
2023, we worked with the Fair Wage
Network, which provided an independent
source of wage levels. As a result, HSBC
achieved accreditation as a global living
wage employer in 2024. We will continue to
review our pay levels to ensure that no
colleague falls below a living wage level.
For further details of our approach to colleague
remuneration, see page 326.

Increasing social connection in the office
Since the Covid-19 pandemic and the return of colleagues to the office, we identified the need for changes to improve team cohesion and a sense of belonging among our colleagues in Hong
Kong. To help address, this we created a new type of work and social space at the HSBC Centre office in Kowloon, Hong Kong.
‘The Hub’ is a flexible informal space that can be adapted to accommodate a range of different group activities and number of people, from large social events to smaller team training sessions.
It is also designed to be a multi-level and interconnected space, with a central social meeting point to enhance the sense of community, improve levels of engagement and encourage greater social connection between colleagues.

Recognising colleagues’ success
We are committed to recognising the
achievements of our colleagues’ success.
Variable pay, which forms part of total
compensation alongside fixed pay, allows us
to recognise the performance and
behaviours of our colleagues.
At the beginning of each year, we ask
colleagues to set goals with support from
their line managers to ensure they are
aligned with the overall Group strategy and
business priorities. As a result, 87% of
colleagues said they have a clear
understanding of what is expected of them
throughout the year.
We expect our people managers to hold
regular performance and development
conversations to review progress,
incorporate feedback and discuss well-being.
In 2023, our Snapshot survey revealed that
81% of colleagues said they had regular
performance conversations with their
manager, while 63% had them at least once
a month, up from 57% in 2022. These
conversations also provide an opportunity for
colleagues to regularly revisit any goals set
to maintain the right level of challenge in
their day-to-day work.
At year-end, employees are rated on both
performance and behaviour. In our Pay and
Benefits survey, 72% of colleagues said their
year-end performance assessment fairly
reflected their performance and 83% agreed
that rating decisions were determined in an
unbiased way, regardless of any protected
characteristics or work patterns. In our
Snapshot survey, 81% of employees said
they receive feedback that helps them
improve their performance, compared with
74% in 2022, and 81% feel motivated to do
the best job they can, up from 78% last year.
We have continued to enhance our ‘At Our
Best’ platform that allows colleagues to
recognise each other’s contributions, by
providing mobile access to encourage real-
time acts of appreciation. In 2023,
colleagues made more than 1.4 million At
Our Best recognitions, an increase of 13%
from 2022.
Managers are encouraged to recognise
colleagues’ service anniversaries every five
years up to 40 years of service. This also
includes the presentation of a special
commemorative HSBC medallion. The At
Our Best platform supports the global
service recognition programme, which in
2023 helped to celebrate more than 30,000
service anniversaries.
Share plans are another way to empower
colleagues to participate in the Group’s
success and to have a share in the rewards.
In 2023, we expanded our global share plan
to include the Philippines, making it available
to 91% of colleagues globally. Our 2020
three-year Sharesave plan, in which 42% of
UK employees took part, matured in
November 2023. The share price at maturity
represented more than double the option
price, providing employees with significant
share price growth. We ran information
webinars, attended by more than 11,000
colleagues, and offered support resources to
help our colleagues understand tax
considerations and the choices available to
them at maturity.
Supporting our colleagues to grow
To help our colleagues to grow personally
and professionally, we are committed to
providing flexibility and choice around how,
when and where they work, supporting their
well-being, and helping them develop skills.
The sections on the next page detail the
ways in which we support our colleagues.
For further details of our approach to skills
and career development, see page 83.
HSBC Holdings plc 81
Being a great place to work continued
Social well-being and flexible working
In 2023, we focused on embedding hybrid
working across the Group and helping
colleagues strike the right balance of office
and remote working.
Our colleagues continue to embrace hybrid
working, with 78% now splitting their time
between home and the workplace,
compared with 58% in 2022. To support
managers and colleagues to continue to find
the right balance between individual
flexibility and social connection, we have
refreshed our training to equip managers
with skills to lead flexible teams. In 2023,
hybrid workers spent approximately 47% of
their time in the workplace, compared with
36% in 2022.
We know that getting the balance right has a
positive effect on our colleagues. Colleagues
who spend around 40% of their time in the
workplace reported the highest positive
sentiment across key employee indices,
including engagement, trust and inclusion.
We track and measure responses from our
Snapshot survey to ensure our broader
approach to flexibility works for our
customers and teams. A total of 81% of
colleagues said they feel a genuine sense of
belonging to their team, a two percentage
point increase from 2022. A new question in
the survey also found that 87% of new
joiners feel they receive the right level of
face-to-face support in order to succeed.
In the same survey, 76% of colleagues said
they are able to integrate their work and
personal life positively, a slight increase
compared with 75% in 2022. To help the
work-life balance of our colleagues, in
Australia, we have introduced 20-weeks
paid, gender-neutral parental leave for when
a child joins their family. Longer periods of
paid parental leave have also been
introduced in Mexico, Singapore, South
Korea, Taiwan and Thailand.
Mental well-being
Supporting the mental health of our
colleagues remains a top priority. Cost-of-
living pressures and global crises continue to
increase mental health challenges in many
countries and territories. Our Snapshot
survey revealed a slight decrease in mental
well-being, with 83% of colleagues rating
their mental health as positive, compared
with 84% in 2022. However, it also found
that 74% of colleagues feel comfortable
talking to their manager about their mental
health, and 77% said they know how to
access mental health support at work. Both
increased one percentage point compared
with 2022.
We have continued to make the meditation
app Headspace and counselling services
available to all colleagues globally.
More than 200,000 colleagues took part in
mental health awareness training as part of
global mandatory training. Our voluntary
mental health education modules have been
completed by 31,000 employees, with
people managers making up 74% of the
completions. Our network of mindfulness
champions, who are specially trained
colleagues who volunteer to run mindfulness
sessions, community events and courses for
the benefit of fellow colleagues, has almost
200 members with representation in 22
countries and territories. In 2023, we held
1,400 mindfulness sessions, a 26% increase
compared with 2022, and these were
attended by 25,000 colleagues.
Physical well-being
The Snapshot survey also revealed an
increase in physical well-being, with 74% of
colleagues rating their physical health as
positive, compared with 71% in 2022.
In February 2023, our Pay and Benefits
survey showed that 69% of colleagues highly
valued the health benefits we offer, and 34%
of colleagues wanted more support with
physical activity and exercise. In response,
we launched a platform called Virgin Pulse,
which incentivises colleagues to set and
track health goals, and to take part in active
challenges. Since launching globally in
November 2023, more than 5,700 colleagues
have downloaded the app and more than 30
activity challenges have been run.
We have continued to provide access to
private medical insurance as well as
telemedicine healthcare services in the
majority of our countries and territories,
covering 98% of permanent employees. In
certain countries and territories, we also
provide on-site medical centres that the
majority of colleagues can access.
Financial well-being
We recognise that financial challenges
remain a concern for colleagues, caused by
increases in the cost of living globally. Our
Snapshot survey revealed a slight increase in
financial well-being, with 61% of colleagues
reporting positively, compared with 60% in
2022. Just over half (56%) of colleagues said
they have at least three months of essential
outgoings saved, the same as in 2022.
In 2023, we ran campaigns in all regions to
raise awareness of financial education and
tools, and more than 1,000 colleagues
attended our seminars on psychology and
spending habits. We continue to offer
retirement or longer-term savings plans to
95% of permanent employees, and our life
insurance cover is available to 99.9% of
colleagues to help provide financial security
for their families.
Awards
CCLA Global 100 Mental Health Benchmark
–Ranked number 1 global employer for the
second consecutive year

Prioritising benefits that
matter most to
colleagues
For a second year our Pay and Benefits
survey showed that 59% of colleagues
feel their benefits meet their needs and
those of their family ‘well’. To improve
sentiment, we have focused on
enhancing benefits in areas that
colleagues tell us are most important
including health, saving for the future and
time off.
Cancer checks were made available to all
UK colleagues, as early detection can
result in higher survival rates. In the US,
we have enhanced our fertility, adoption
and surrogacy benefits to support
colleagues starting a family. We also
expanded our gender dysphoria benefits
for LGBTQ+ colleagues in the UK.
Carer leave of five paid working days has
also been introduced in the UAE, Egypt,
Algeria, Bahrain, Kuwait, Qatar, Türkiye,
Saudi Arabia and Mexico.
To help employees plan for their
retirement, we became the first
international bank to launch a defined
contribution pension plan in Vietnam. We
also implemented a new defined
contribution plan in Guernsey and
enhanced our retirement savings plan in
Egypt, to support employees to plan for
retirement with the benefit of employer
contributions.

82 HSBC Holdings plc
Developing skills, careers and opportunities
Learning and skills development
We aim to build a dynamic environment
where our colleagues can develop skills and
undertake experiences that help them fulfil
their potential. Our approach helps us meet
our key strategic priorities and support our
colleagues to achieve their career goals.
Our learning and skills platforms
We continue to evolve the opportunities to
learn and develop at HSBC. We use a range
of skill development platforms, learning
courses and resources to help colleagues
take ownership of their development and
career, including:
–HSBC University, our home for learning
and skills accessed online and through a
network of training centres, where
learning is organised through technical
academies on topics of strategic
importance;
–Degreed, our learning experience platform
that provides access to internal and
external learning content and courses,
where colleagues can share, collaborate
and learn with individuals and in groups
via learning pathways;
–Talent Marketplace, our online platform
that uses artificial intelligence (‘AI’) to
match colleagues interested in developing
specific skills or career goals with
opportunities that exist throughout our
global network; and
–Careers at HSBC, which enables all
employees to set alerts and search for
internal career opportunities.
Our learning fundamentals
We expect all colleagues, regardless of their
contract type, to complete global mandatory
training each year. This training plays a
critical role in shaping our culture, ensuring
a focus on the issues that are fundamental
to our work, such as sustainability, financial
crime risk and our intolerance of bullying
and harassment. New joiners attend our
Global Discovery programme, which is
designed to build their knowledge of the
organisation and engage with our purpose,
values and strategy.
As the risks and opportunities our business
faces change, our global academies adapt
to offer general and targeted development.
Our Risk Academy provides learning for
every employee in traditional areas of risk
management such as financial crime risk,
and also offers more specific development
for those in senior leadership, high-risk roles
and learning for colleagues on emerging
issues such as ESG risk, terrorist financing,
proliferation financing and sanctions.
We have continued to deliver targeted skills
programmes, including our Vision 27
programme that aims to ensure we are
attracting, developing and retaining critical
technology talent. We have also expanded
our Accelerating Wealth Programme, which
prioritises hiring for transferable skills rather
than experience. For further details of how
we are achieving our wealth goals in Asia,
see page 84.
Building skills with Talent Marketplace
Our people capability teams partner with
businesses and functions to identify the key
skills we need now and in the future. We
also continue to support colleagues to
develop new skills that achieve their career
aspirations.
We have helped colleagues identify
opportunities to enhance their skills through
our Talent Marketplace. More than 38,000
colleagues have created a profile on the
platform to help identify their existing skills
and those they would like to develop. In
2023, it matched colleagues to a number of
projects and networking opportunities
unlocking over 123,000 hours of skills
development.
Projects centred around Cloud computing,
data analytics, software development and
project management have created
opportunities for colleagues to work on in-
demand skills.
Training at HSBC
In 2023, we continued to enable colleagues
to learn via a range of channels including
digital and on-the-job learning. This is
reflected in a reduction in overall learning
hours as colleagues access different
learning channels.
5.3 million
Training hours by our colleagues in 2023.
(2022: 6.3 million)
23.9 hours
Training hours per FTE in 2023.
(2022: 28.8 hours)

Identifying and retaining
future talent
The need for talent is greater than ever. In
2023, a further 9,000 managers
completed our compulsory inclusive
hiring training, promoting cognitive
awareness of bias. Our targeted talent
programmes and enterprise-wide
solutions are designed to support
employees transitioning to more complex
roles, and provide wider career
opportunities and career growth.
Our recruitment programmes are a key
enabler of achieving our broader diversity
goals (see page 76). In 2023, we
welcomed more than 720 graduates and
651 interns to the organisation. The
graduate intake represented 48
nationalities, over 25 ethnic backgrounds,
and 51% were women. In 2023, we
continued to broaden our emerging talent
programmes beyond traditional graduate
and internship programmes, developing
early access schemes for those in school
and first year of university, as well as
expanding our apprenticeship scheme
(see page 84).
We continually refresh all our talent
programmes to ensure they remain
aligned to HSBC’s strategic priorities. Our
key programmes include:
–Accelerating Female Leaders, which
has been re-designed in partnership
with Cranfield School of Management.
This programme supports female
colleagues with learning materials,
coaching and senior sponsorship to
help them prepare for leadership roles;
and
–Accelerating into Leadership, which
aims to improve role mobility and
retention, and supports colleagues
identified as having the capacity,
interest and drive to succeed in more
complex roles.

HSBC Holdings plc 83
Energising our colleagues for growth
We aspire to offer colleagues the opportunity
to develop their skills while ensuring we
build a pipeline of talent to support our
strategic priorities. It is vital that we
demonstrate the right leadership and create
the right environment to energise our
colleagues for growth.
Skilling the transition to net zero
The Sustainability Academy was launched in
2022 to support our net zero ambitions. As
the academy has evolved we have shifted
the focus from knowledge building to
capability building across key colleague
groups who are supporting customers on
their transition to net zero. In 2023, we
applied four main activities to support this
effort:
–supplying on-demand learning modules
based on role, region and client-base for
colleagues who support customers with
core transition activities;
–creating advanced workshops across our
global businesses and functions to build
colleagues’ knowledge and develop
practical skills to achieve business
outcomes;
–encouraging external certifications and
qualifications, where required, to deepen
colleagues’ expertise; and
–designing a 16-week sustainability
leadership programme, in partnership with
Imperial College London, which combines
education on core sustainability concepts
with change management, purpose and
leadership principles. In 2023, the
programme was completed by more than
170 senior leaders. Additional net zero
learning opportunities were also provided
to the Board and 100 of our most senior
leaders.
We need to build strong leadership and
develop our colleagues’ capabilities to
navigate the transition to net zero and
achieve our climate goals. In 2023, we
worked with our internal experts from the
Sustainability Centre of Excellence to provide
more advanced skills training in key
transition areas such as energy transition,
climate technology and financed emissions,
alongside other core sustainability topics
such as biodiversity.
Supporting our Asia wealth strategy
Our ambition is to become the preferred
international financial partner for clients, and
the expansion of our wealth management
services particularly in Asia, sits at the heart
of this ambition.
To help achieve this, we have continued to
expand our Accelerating Wealth Programme,
which offers a skills-based development plan
for colleagues who are looking to pursue a
career as a relationship manager in wealth
management. The programme enables
HSBC to develop talent from within and hire
talented people with different career
backgrounds from outside the business. In
2023, we extended the programme to
external applicants in Hong Kong and to
internal applicants in mainland China, India
and Singapore. We will continue to add new
countries and territories in 2024 to provide a
sustainable hiring channel for front-line roles.
Technology transformation
We are committed to delivering better
customer outcomes through digital
transformation. Our technology
transformation skills programme aims to
ensure we attract, develop and retain the
skilled talent we need to execute our
strategy.
In 2023, our technology colleagues
completed more than 800,000 hours of
learning and gained over 950 certifications in
software development, cyber, AI, data
processes, Cloud computing and app
development, among others. Our new
Principle Engineer and Principle Architecture
accelerator programmes have equipped
colleagues with advanced technical
knowledge and skills, enhancing their ability
to innovate in their roles.
Leadership development
We continue to strengthen the training and
development opportunities we offer our
leaders at all levels of the Group, to ensure
they are equipped with the clarity, alignment
and capability with our goals to drive the
performance of our organisation. In 2023, we
significantly increased investment in the
development of our leadership population.
For senior leaders, our Executive and
Managing Director Leadership Programmes
helped bring our purpose and strategy to life
through innovative flagship courses,
masterclasses and strategy briefing sessions.
We recognise the importance of people
managers in shaping the experience of our
colleagues. In 2023, we re-designed our
People Management Excellence programme
to better support managers at all levels. The
face-to-face and virtual training includes a
focus on the role and expectations of
managers, how to design and organise work,
and how to nurture a productive team
environment. In 2023, over 3,800 colleagues
attended this programme.

Supporting UK emerging talent
We continue to extend our emerging talent programmes beyond traditional graduate and internship schemes to support our socio-economic diversity ambitions (see page 78). In 2023, we awarded more than 100 apprenticeships to external and internal applicants. Our degree apprenticeship programmes provided an alternative to the traditional university route for 47 individuals, and we launched a disability apprenticeship programme for our Marketing function.
We have also offered over 460 structured work placements to secondary school students and continued to support the #merkybook financial literacy programme for young people.
HSBC has funded 30 University of Cambridge scholarships for Black and socially disadvantaged students through our Stormzy partnership, and will invest a further £2m to achieve 60 scholarships by 2026 to support underrepresented groups. In 2023, Black heritage representation in our graduate and summer internship programmes was 10% of job applicants and 11% of new hires.

84 HSBC Holdings plc
Building customer inclusion and resilience
Our approach to customer inclusion and resilience
We believe that financial services, when
accessible and fair, can reduce inequality
and help more people access opportunities.
We are playing an active role in opening up a
world of opportunity for individuals by
supporting their financial well-being, and
removing the different barriers that people
can face in accessing financial services.
Access to products and services
We provide innovative solutions to help
improve customer access to products and
services. HSBC UK and HSBC Hong Kong
provide no-cost accounts for customers who
do not qualify for a standard account or who
might need additional support due to social
or financial vulnerability. In 2023, HSBC
Egypt ran a campaign that allowed new
customers to open bank accounts with no
minimum balance required and no account
opening fees. In the UK, we continue to
make our branches more accessible by
providing ‘safe spaces’ for domestic abuse
victims, where they can seek specialist
support and advice. In 2023, we also
launched a specialist training programme to
raise awareness among our colleagues of
modern slavery and human trafficking. This
has been completed by more than 5,300 UK
colleagues. In addition, our strategic
partnership with housing and homelessness
charity Shelter UK aims to support those in
crisis and build financial resilience solutions
to help prevent homelessness in the future.
Making banking accessible
Number of no-cost accounts held for
customers who do not qualify for a standard
account or who might need additional
support due to social or financial
vulnerability.
Supporting financial knowledge and
education
We continue to invest in financial education
content and features across different
channels to help customers, colleagues and
communities be confident users of financial
services.
Since 2020, we received over 6.6 million
unique visitors to our global digital financial
education content. We continue to help
customers expand their financial capabilities
through our personal financial management
tools. In 2023, HSBC UK launched new
capabilities on our app enabling customers
to manage their budgets, see their spending
insights and view financial fitness content.
This new tab on the app has attracted over
4.5 million unique visitors. We also added
investment pots and goals to help motivate
customers to save for the future.
In 2022, we launched our ‘Well+’ reward
programme on the HSBC HK Mobile Banking
app to help customers improve the health of
their body, money and mind. Reward points
are earned by completing a series of simple
activities, such as building their financial
knowledge. In 2023, we added new
capabilities, such as bonus badges, and
more than 212,000 customers have engaged
with Well+ in Hong Kong since launch.
To help customers understand complex
products and make informed decisions,
HSBC Life UK launched a series of quick
video guides to explain the key benefits,
exclusions and underwriting process of
critical illness cover.
To support Hong Kong customers with
special educational needs, we launched
simple step-by-step guides, which were
shared with our partners, to explain how to
access basic banking services.
We also support programmes that help
expand the financial knowledge of children
and young people to ensure future resilience.
HSBC Egypt partnered with Injaz Al-Arab, a
member of JA Worldwide, to deliver its
‘building a financially capable generation’
programme to students in seven schools in
Cairo. In Mexico, we created a podcast,
targeted at developing the financial
capabilities of young people with each
episode covering a specific theme, to
enhance their basic financial knowledge.
We continued to build on our financial
literacy programmes for young people in the
UK, with the launch of the first financial
capability skills module for the Duke of
Edinburgh’s Award.
Creating an inclusive banking
experience
We aim to ensure that our banking products
and services are designed to be accessible
for customers experiencing either temporary
or permanent challenging circumstances,
such as disability, impairment or a major life
event.
A simplified version of the HSBC HK Mobile
Banking app aims to continue to enhance
digital inclusion for all, including seniors. The
app is the first of its kind among Hong Kong
banks and has attracted more than 477,000
unique users since launch.
We are committed to improving accessibility
experiences across our digital channels and
continuously review our browser-based
websites in 23 markets, and our mobile
banking services in 18 markets, against the
WCAG 2.0 AA standards. We also share our
digital accessibility expertise with partners,
companies and colleagues. More than
10,000 people and 66 companies have taken
advantage of our specialised training
programmes. To further share our best
practice externally, HSBC sponsored and
hosted AbilityNet’s Techshare Pro event in
our Group head office in London. Our work
on digital accessibility was recognised with
11 awards in 2023.
Support for customers extends beyond our
digital channels and we recognise that not all
disabilities are visible or immediately obvious
to others. We have expanded our
commitment to the Hidden Disabilities
Sunflower Lanyard Scheme, rolling it out
across the UK, Hong Kong, the Channel
Islands and Australia. The lanyard indicates
that an individual may need a little more
help, support or time. HSBC UK is also
making use of virtual reality tools, such as
EBOX (Empathy Box), to give colleagues the
opportunity to experience vulnerability from
the perspective of the customer.
In 2023, HSBC UK was awarded the UK
Construction Industry Council’s Inclusive
Environments Recognition at the
Organisational Level certification. This
recognises the strong organisation and
design processes HSBC has put in place to
support accessible and inclusive design.
Supporting women
HSBC UAE and HSBC Singapore have
collaborated with digital financial education
provider Sophia, to create a programme
designed specifically to help female
customers build their financial knowledge. It
covers a range of topics, including
budgeting, ways to invest and investment
strategies.
In Mexico, our Mujeres Al Mundo
programme continues to support women as
customers through products, services,
education and networking. In 2023, we also
supported female-owned businesses through
our $1bn Female Entrepreneur Fund,
alongside hosting bespoke Pitch Day events
for a number of female entrepreneurs
seeking investment.
HSBC Holdings plc 85
Engaging with our communities
Building a more inclusive and resilient world
We have a long-standing commitment to
support the communities in which we
operate. We aim to empower people and
communities to develop the skills and
knowledge needed to thrive in the future.
Through the global reach of our charitable
partnerships we bring together diverse
people, ideas and perspectives that help us
open up opportunities and build a more
inclusive world.
Building community and future skills
We work with charity partners to initiate
programmes that help people and
communities respond to opportunities and
challenges as global economies transition
towards a low-carbon future. In 2023, these
included:
–launching a three-year partnership with the
British Council in Brazil, Mexico, India,
Indonesia and Vietnam, and extending The
Prince’s Trust programmes in Australia,
Canada, India and Malaysia, to help young,
marginalised people develop the skills they
need to thrive in the green economy;
–partnering with the Guangdong Lvya Rural
Women Development Foundation in China
to help equip women in remote mountain
areas with sustainable farming skills; and
–partnering with the Ghabbour Foundation
in Egypt to help provide technicians with
specialist skills training to work in the
electric vehicle market.
We also work with our charity partners
around the world to strengthen the resilience
of disadvantaged communities:
–In Hong Kong, we announced a three-year
partnership with Food Angel to increase its
capacity to provide meals to
underprivileged elderly groups.
–In the US, we expanded our workforce
development programme with Feeding
America to support communities to find
meaningful employment, especially
mothers and Black, Indigenous People of
Colour women.
–In the UK, we announced a three-year
partnership with Shelter to help develop
the homeless charity’s training, guidance,
tools and support within local communities
to help build financial resilience.
–In France, we continued our work with
Article 1 to help young people from
deprived communities succeed in higher
education through mentoring
programmes.
–We supported disaster relief agency
response to humanitarian needs, including
those in Israel, Libya, Morocco, the
Palestinian territories, Türkiye, and the
Hawaiian island of Maui.
Community engagement and
volunteering
We offer paid volunteering days, and
encourage our people to offer their time,
skills and knowledge to causes within their
communities. In 2023, our colleagues gave
over 181,800 hours to community activities
during work hours.
Awards
–National CSR Fund 2023 UAE - Platinum
Impact Seal
–Charitable giving by HSBC in China
received recognition from the China
Philanthropy Times
Charitable giving in 2023 (%)
Total cash giving towards charitable
programmes
$107.3m
Hours volunteered during work time
>181,800
People projected to be reached through
our Future Skills programme
1.25m

Advancing financing and digital literacy
Over the past five years, HSBC worked with three microfinance networks to advance financial and digital literacy of women from unbanked and underbanked communities in India. The programme has engaged with more than 550,000 women to build awareness and understanding of digital payment platforms, and enhance their ability to access banking services, such as savings, credit and insurance, as well as government welfare schemes. By the end of 2023,
56,000 women had undertaken loan repayments worth $521,000 via digital channels. Insights from the initiative will be shared with financial institutions and the National Payment Corporation of India, set up by the banking regulator to oversee retail payments and settlement systems in
India, to increase unbanked households’ access to financial services and products.

86 HSBC Holdings plc
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
We measure customer satisfaction through
net promoter scores across each of our
global businesses, listen carefully to
customer feedback so we know where we
need to improve, and take steps to do this.
Our customer satisfaction performance
improved in many markets in which we
operate, although we still have work to do to
improve our rank position against
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
For further details of our corporate governance,
see our corporate governance report on page 274.

In this section
Setting high standards of governance	How ESG is governed	We expect that our approach to ESG governance is likely to continue to develop, in line with our evolving approach to ESG matters and stakeholder expectations.	Page 88
Human rights	Our respect for human rights	We have continued to raise awareness and develop our understanding of our salient human rights issues.	Page 89
Customer experience	Customer satisfaction	While we are ranked in the top three banks against our competitors in 58% of our key markets across WPB and CMB, we still have work to do to improve our rank position against competitors	Page 91
	How we listen	We aim to be open and transparent in how we track, record and manage complaints.	Page 92
Integrity, conduct and fairness	Safeguarding the financial system	We have continued our efforts to combat financial crime and reduce its impact on our organisation, customers and communities that we serve.	Page 94
	Whistleblowing	Our global whistleblowing channel, HSBC Confidential, allows our colleagues and other stakeholders to raise concerns confidentially.	Page 94
	A responsible approach to tax	We seek to pay our fair share of tax in all jurisdictions in which we operate.	Page 95
	Conduct: Our product responsibilities	Our conduct approach guides us to do the right thing and to focus on the impact we have on our customers and the geographies in which we operate.	Page 96
	Our approach with our suppliers	We require suppliers to meet our third-party risk compliance standards and we assess them to identify any financial stability concerns.	Page 96
Safeguarding data	Data privacy	We are committed to protecting and respecting the data we hold and process, in accordance with the laws and regulations of the markets in which we operate.	Page 97
	Cybersecurity	We invest in our business and technical controls to help prevent, detect and mitigate cyber threats.	Page 98
HSBC Holdings plc 87
Setting high standards of governance TCFD
How ESG is governed
The Board takes overall responsibility for
ESG strategy, overseeing executive
management in developing the approach,
execution and associated reporting. Progress
against our ESG ambitions is reviewed
through Board discussion and review of key
topics such as updates on customer
experience and employee sentiment. The
Board is regularly provided with specific
updates on ESG matters, including the
financed emissions sector targets, human
rights and employee well-being. Board
members receive ESG-related training as
part of their induction and ongoing
development, and seek out further
opportunities to build their skills and
experience in this area. For further details of
Board members’ ESG skills and experience,
see page 275. For further details of their
induction and training in 2023, see page 289.
Given the wide-ranging remit of ESG
matters, the governance activities are
managed through a combination of specialist
governance infrastructure and regular
meetings and committees, where
appropriate. These include the Group
Disclosure and Controls Committee and
Group Audit Committee, which provide
oversight for the scope and content of ESG
disclosures, and the Group People
Committee, which provides oversight
support for the Group’s approach to
performance management. For some areas,
such as climate where our approach is more
advanced, dedicated governance activities
exist to support the wide range of activities,
including climate risk management in the
Environmental Risk Oversight Forum.
The Group Chief Risk and Compliance Officer
and the chief risk officers of our PRA-
regulated businesses are the senior
managers responsible for climate financial
risks under the UK Senior Managers Regime.
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
In 2023, we enhanced our ESG governance
with the establishment of a new
Sustainability Execution Committee, which
focuses on defining and measuring the
success of our climate ambition, and
developing commercial opportunities that

How HSBC’s climate strategy is cascaded
Opportunities		Risks
Board level governance

Group Executive Committee	Group Audit Committee	Group Risk Committee

Management level governance

ESG Committee
Has oversight of ESG strategy, policy,
material commitments and external
disclosure. Oversees and monitors
progress against ESG strategy, policies,
plans, targets, commitments and
execution processes. Reports to the
Board of progress on the commitments,
deliverables and targets under the
sustainability execution programme.
Co-Chairs: Group Chief Financial
Officer, and Group Chief Sustainability
Officer

Group Risk Management Meeting
Oversees the enterprise-wide management
of all risks, including updates relating to the
Group’s climate risk profile and risk appetite,
top and emerging climate risks, and key
climate initiatives.
Chair: Group Chief Risk and Compliance
Officer

Supporting governance

Sustainability Execution Committee
Has oversight of environmental strategy,
including commercial execution and
operationalisation through the
sustainability execution programme.
This included financed and facilitated
emissions targets and commitments,
implementation and execution of
transition plans, and delivery of $750bn
to $1tn sustainable finance and
investment by 2030.
Chair: Group Head of Commercial
Banking, and Group Chief
Sustainability Officer

Environmental Risk Oversight Forum
Oversees risk activities relating to climate
and sustainability risk management,
including the transition and physical risks
from climate change. Equivalent forums have
been established at a regional level, where
appropriate.
Chair: Senior adviser, ESG Risk

Regional, global business and global functions
Examples of ESG-related management governance The following governance bodies support management in its delivery of ESG activities.

Digital Business Services
Executive Committee
Oversees the global delivery
of ESG activities within our
own operations, services
and technology elements of
our strategy.
Chair: Group Chief
Operating Officer
Group Reputational Risk Committee Provides recommendations and advice on significant reputational risk matters with impact across the Group. Chair: Group Chief Risk and Compliance Officer	Human Rights Steering Committee Oversees the Group’s evolving approach to human rights and provides enhanced governance. Chair: Group Chief Risk and Compliance Officer support it through the sustainability
execution programme.
We expect that our approach to ESG
governance is likely to continue to develop,
in line with our evolving approach to ESG
matters and stakeholder expectations.
88 HSBC Holdings plc
Human rights
Our respect for human rights
As set out in our Human Rights Statement,
we recognise the role of business in
respecting human rights. Our approach is
guided by the UN Guiding Principles on
Business and Human Rights (‘UNGPs’) and
the OECD Guidelines for Multinational
Enterprises on Responsible Business
Conduct.
Our salient human rights issues
We continue to raise awareness and develop
our understanding of our salient human
rights issues. These are the human rights at
risk of the most severe negative impact
through our business activities and
relationships.
An extensive review of our salient human
rights issues conducted in 2022 identified
five human rights risks inherent to HSBC’s
business globally, and five types of activity
through which such risks might arise. These
are represented in the adjacent table.
In 2023, building on this assessment, we
provided practical guidance and training,
where relevant, to our colleagues across the
Group on how to identify and manage
human rights risk.
We are now focusing on translating this into
risk management enhancements in two key
areas of activity. These are the services we
provide to business customers and the
goods and services we buy from third
parties.
Managing risks to human rights
In 2023, we continued the process of
adapting our risk management procedures to
reflect what we learned from our work on
salient human rights issues and related
guidance.
We continued to embed and build on the
Sustainable Procurement Mandatory
Procedure, which sets out the minimum
sustainability requirements for procurement
activity.  This included enhanced procedures
for human rights risk identification through
the introduction of a human rights residual
risk questionnaire for suppliers as part of our
global onboarding assessment process, and
human rights supplier audit pilots in our
Asia-Pacific and Latin America regions to
assess the potential need for further supplier
audits in the future.
New approaches to identifying and
managing human rights risk in respect of our
business customers have also been piloted.
These included screening for indicators of
potential negative impacts on people,
including media monitoring and other
relevant third-party data.
Our salient human rights issues

Illustration of HSBC Group’s inherent human rights risks mapped to business activities.
Inherent human rights risks		HSBC activities
		Employer	Buyer	Provider of products and services		Investor[1]
				Personal customers	Business customers
Right to decent work	Freedom from forced labour		◆		◆	◆
	Just and favourable conditions of work	◆	◆		◆	◆
	Right to health and safety at work	◆	◆	◆	◆	◆
Right to equality and freedom from discrimination		◆	◆	◆	◆	◆
Right to privacy		◆		◆		◆
Cultural and land rights			◆		◆	◆
Right to dignity and justice		◆	◆	◆	◆	◆
1 Investor includes our activities in HSBC Asset Management.
We continued to develop our in-house
capability on human rights with the launch of
further online resources for all staff and
bespoke human rights training for colleagues
in key roles, including those managing
relationships with suppliers, and those with
responsibility for overseeing risk
management processes.
The actions we are taking to address these
salient human rights issues are consistent
with our values and will help us to meet our
commitments on diversity and inclusion, and
those we have made under the UN Global
Compact and WEF metrics on risk for
incidents of child, forced or compulsory
labour.
For further details of the actions taken to respect
the right to decent work, see our 2023 Annual
Statement under the UK Modern Slavery Act at
www.hsbc.com/modernslaveryact.
For further details of the actions taken to respect
the right to equality and freedom from
discrimination, see ’Our approach to diversity and
inclusion’ on page 76.
Sustainability risk policies
Some of our business customers operate in
sectors where the risk of adverse human
rights impact is high. Our sustainability risk
policies for agricultural commodities, energy,
forestry, mining and metals consider human
rights issues such as forced labour, harmful
or exploitative child labour and land rights.
They also consider the rights of indigenous
peoples such as ‘free prior and informed
consent’, workers’ rights, and the health and
safety of communities.
Through our membership of international
certification schemes such as the Forestry
Stewardship Council, the Roundtable on
Sustainable Palm Oil and the Equator
Principles, we support standards aimed at
respecting human rights.
Our sustainability risk policies are reviewed
periodically to ensure they reflect our
priorities.
For further details, see our sustainability risk
policies at www.hsbc.com/who-we-are/esg-and-
responsible-business/managing-risk/sustainability-
risk.
Financial crime controls
The risk of us causing, contributing or being
linked to adverse human rights impacts is
also mitigated by our financial crime risk
framework, which includes our global
policies and associated controls.
For further details of how we fight financial crime,
see www.hsbc.com/who-we-are/esg-and-
responsible-business/fighting-financial-crime.
HSBC Holdings plc 89
Our respect for human rights continued
Driving change
We continued to participate in industry
forums, including the Thun Group of Banks,
which is an informal group that seeks to
promote understanding of the UNGPs within
the sector, and the UN Global Compact
Human Rights Working Group.
HSBC has been a member of the Mekong
Club since 2016. We are a participant of its
monthly financial services working group,
and we use its informative typological
toolkits, infographics, and other multimedia
resources covering current and emerging
issues. Our Compliance teams regularly
collaborate and engage with the Mekong
Club in designing Group-wide knowledge
sharing and training sessions.
Investments
Since 2022, HSBC Asset Management has
published an annual Global Stewardship Plan
outlining its approach to engagement,
prioritisation of investee companies,
objective-setting and escalation procedures.
The plan also highlights its thematic priorities
including human rights.
HSBC Asset Management recognises
collaborative engagement as a tool to
promote change. It participates in investor-
led joint engagement initiatives where it
believes these can have a positive influence.
It is a signatory to the Principles for
Responsible Investment Advance initiative to
promote active stewardship on human rights
and social issues. It has also actively
contributed to other sector-specific
initiatives, including engaging with
technology firms on digital rights and
responsible AI, and working with ESG data
providers to promote higher quality human
rights data set.
HSBC Asset Management has also
incorporated human rights and modern
slavery considerations into its Global Voting
Guidelines. This helps to identify non-
compliance with UN Global Compact
principles, as well as a company’s
competency in human rights management
and disclosures. Where a company falls
below expectations, HSBC Asset
Management may vote against the re-
election of the board chair or relevant board
director.
As a signatory to the Net Zero Asset
Management Initiative, HSBC Asset
Management is taking steps to reduce the
carbon exposure of its portfolios and engage
with issuers on their climate strategies. It
also recognises the impact that the climate
transition can have on workers,
communities, consumers and other
stakeholders, and has published its
perspectives on a just transition.
For the Global Stewardship Plan, see
www.assetmanagement.hsbc.co.uk/-/media/files/
attachments/uk/policies/stewardship-plan-uk.pdf.
For further details of the Net Zero Asset
Management Initiative, see
www.assetmanagement.hsbc.co.uk/en/institutional-
investor/about-us/road-to-net-zero/a-transition-for-
everyone.

Monitoring effectiveness
Metric	2023	2022
Contracted suppliers who either confirmed adherence to the code of conduct or provided their own alternative that was accepted by our Global Procurement function	95%	93%
Employees who have received training on human rights	8,176	520
Votes by HSBC Asset Management against management for reasons including human rights[1]	213	87
1 The figure represents the number of resolutions at investee company shareholder meetings (including AGMs) where votes were cast against management for reasons related to human rights.
Supporting those impacted and those
potentially at risk
We continued to expand our Survivor Bank
programme, which has now supported over
3,000 survivors of modern slavery and
human trafficking in the UK, and is a model
for making financial services more accessible
to vulnerable communities worldwide.
We built on this experience in developing
access to banking services for customers
with no fixed abode in the UK and in Hong
Kong, providing over 5,700 accounts under
these programmes.
For further details of our work to support
vulnerable communities, see page 86.
Effectiveness
The table below includes some indicative
metrics we use to measure year-on-year
continual improvement to our human rights
processes.
For further diversity and inclusion metrics, see
page 76 in this ESG review, as well as Section 4 of
the 2023 Annual Statement under the UK Modern
Slavery Act, which is available at www.hsbc.com/
who-we-are/esg-and-responsible-business/modern-
slavery-act.

Working for a just transition
Just Energy Transition Partnerships are becoming increasingly popular bringing key stakeholders together to enable a clean, fair energy transition in emerging economies that rely heavily on coal.
Essentially, they are multilateral financial agreements aimed at accelerating the phase-out of fossil fuels, in a way that addresses the social consequences of doing so.
For further details on HSBC’s role in Just Energy Transition Partnerships with Indonesia and Vietnam, see www.hsbc.com/news-and-views/views/hsbc-views/jetps-powering-a-faster-energy-transition.
Read more on Just Energy Transition Partnerships on page 68 of this ESG Review.

90 HSBC Holdings plc
Customer experience
We remain committed to improving
customers’ experiences. In 2023, we
gathered feedback from over one million
customers across our three global
businesses to help us understand our
strengths and the areas we need to focus on.
We were ranked among the top three banks
against our competitors in 58% of our six key
markets across WPB and CMB1. This was
lower than in 2022 when we were ranked
among the top three banks against our
competitors in 66% of our key markets.
Customer satisfaction
Listening to drive improvement
We have continued to embed our feedback
system so we can better listen, learn and act
on our customers’ feedback. We use the net
promoter score (‘NPS’) to provide a
consistent measure of our performance. NPS
is measured by subtracting the percentage
of ‘detractors’ from the percentage of
‘promoters’. ‘Detractors’ are customers who
provide a score of 0 to 6, and ‘promoters’ are
customers who provide a score of 9 to 10 to
the question: ‘On a scale on 0 to 10, how
likely is it that you would recommend HSBC
to a friend or colleague’.
We run studies that allow us to benchmark
ourselves against other banks. We try to
make it as easy as possible for customers to
give us feedback, accelerating our use of
digital real-time surveys to capture insight.
By sharing this and other feedback with our
front-line teams, and allowing them to
respond directly to customers, we are
improving how we address issues and
realise opportunities.
In 2023, we launched the CMB Customer
Impact Forum, a dedicated global forum set
up to provide oversight of our business and
corporate customers’ experiences and
promote continuous improvement. This,
alongside our WPB ‘Customer in the room’
programme launched in 2022, helps ensure
we use feedback in all aspects of how we
run our business and prioritise initiatives that
matter most to our customers.
How we fared
In WPB, our NPS increased in four of our six
key markets, which were Hong Kong,
Mexico, India and Singapore. Our NPS in the
UK declined slightly, largely among our mass
affluent customers. In Hong Kong, we
remained first overall against our
competitors, driven by our mass affluent
customers. In India we ranked in first place,
driven by increased digitalisation. We
introduced digital self-service solutions for
updating customer details and downloading
key documents, and digitised our
onboarding process. We were also a top
three bank in mainland China, based on 2022
data (see footnote 3 in the adjacent table).
In our private bank, our global NPS increased
to 42 points, compared with 25 points in
2022. This was largely due to increased
customer satisfaction in Asia, with improved
scores in Hong Kong, Singapore, Taiwan and
mainland China. This was driven by
relationship manager engagement and
enhancements to our digital services.
In CMB, we were ranked among the top
three banks against our competitors in four
of our six key markets. We ranked first in
Hong Kong and as a top three bank in
mainland China, Singapore and Mexico. In
India and the UK, we were ranked outside
the top three. Our NPS rank improved in the
UK, driven by our business banking
customers and our top three ranking among
UK corporate customers. Our NPS declined
slightly among our mid-market enterprise
customers.
In GBM, we had one of the highest NPS
scores in the market against our
competitors, including the quality of our
digital trade finance platforms and for
satisfaction with our digital capabilities.

Number of markets in top three or improving rank [1,2]
2023
WPB [3]	3 out of 6
CMB	5 out of 6
1 The six markets comprise: the UK, Hong Kong,
Mexico, mainland China, India and Singapore. Rank
positions are provided using data gathered through
third-party research agencies.
2. We benchmark our NPS against our key
competitors to create a rank position in each market.
This table is based is on the number of markets
where we are in the top three or have improved rank
from the previous year.
3 Our WPB NPS ranking in mainland China is based
on 2022 results. Due to data integrity challenges, we
are unable to produce a 2023 ranking. The next
mainland China results will be in 2024.

Acting on feedback
We have continued to focus on developing our products and services, and enhancing our digital capabilities to improve customer experience.
In WPB, we redesigned our international products and services to make it quicker and easier to bank internationally. This involved the launch of six products and services across 10 international markets. International customers can open an international account digitally pre-departure, gain access to a credit card in their new market, and make use of cross-border payment solutions with 24/7 global support to manage their international needs.
In CMB, we introduced a new credit application system, the Digital Credit Portal, in 15 markets. It uses internal and external data combined with automation to streamline credit journeys. In Hong Kong, the portal also integrates with a credit decision engine to automate credit decisions for qualifying customers, reducing the assessment time on loan approvals from days to as little as a few minutes. Our digital onboarding tool, SmartServe, has been implemented in 21 markets to support international and domestic account opening. We have onboarded 89% of eligible customers through the digital platform, with 72% of customers rating this experience as ‘easy’.
In GBM, we continued to execute our strategy and refine the client coverage model. In 2023, we accelerated our ‘originate-to-distribute’
model, providing clients with an effective capital efficiency strategy. We have refinanced our in-country and cross-border coverage model in mainland China and refreshed our growth plans in India based on client feedback. We also launched growth initiatives against our Asia-
MENAT corridor to better service our clients.

HSBC Holdings plc 91
How we listen
To improve how we serve our customers, we
must be open to feedback and acknowledge
when things go wrong. We continue to
adapt at pace to provide support for
customers facing new challenges, new ways
of working and those that require enhanced
care needs.
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
For further details of complaints volumes by
geography, see our ESG Data Pack at
www.hsbc.com/esg.

How we handle complaints
Our principles	Our actions
Making it easy for customers to complain	Customers can complain through the channel that best suits them. We provide a point of contact along with clear information on next steps and timescales.
Acknowledging complaints	All colleagues welcome complaints as opportunities and exercise empathy to acknowledge our customers’ issues. Complaints are escalated if they cannot be resolved at first point of contact.
Keeping the customer up to date	We set clear expectations and keep customers informed throughout the complaint resolution process through their preferred channel.
Ensuring fair resolution	We thoroughly investigate all complaints to address concerns and ensure the right outcome for our customers.
Providing available rights	We provide customers with information on their rights and the appeal process if they are not satisfied with the outcome of the complaint.
Undertaking root cause analysis	Complaint causes are analysed on a regular basis to identify and address any systemic issues and to inform process improvements.
Wealth and Personal Banking (‘WPB’)
In 2023, we received approximately 1.2
million complaints from customers. The ratio
of complaints per 1,000 customers per
month in our large markets remained stable
at around 2.3.
In the UK, complaints fell 19%. In 2023, we
applied the new UK Consumer Duty rules to
our complaint handling processes and
invested in root cause analysis to ensure
good outcomes and avoid instances of
foreseeable harm. We will continue to focus
on enhancing our processes and on training
complaint handlers to improve the customer
experience and reduce our complaint
volumes further.
The decrease in complaints in Hong Kong
was primarily driven by improvements in our
digital capabilities to make it easier for
customers to connect with us. Regular
reviews, analysis of customer feedback and
greater collaboration across business lines to
address emerging customer pain points also
contributed to the fall in complaints.
In response to an increase in credit and debit
card fraud attacks in Mexico during the first
quarter of 2023, we focused on
strengthening our monitoring and fraud
detection capabilities to help protect our
customers. In October, we also released the
new Visa Account Attack Intelligence tool to
mitigate foreign e-commerce attacks on
customer debit cards. As a result of these
efforts, average monthly complaints in
Mexico for the last nine months of the year
decreased by 20.5% compared with the first
quarter.
In our private bank, we received 507
complaints, an increase of 176 compared
with 2022. This was largely due to growth in
our customer base since establishing new
private banking operations in the UAE and
Mexico, along with an increase in complaints
in the US. This led to an increase in
administration and service issues, a high
proportion of which were attributable to
delays and errors in processing client
instructions. Overall, the private bank
resolved 465 complaints. Complaint data for
the new private banking operation in India
was reported within the WPB figures,
pending system development to separately
report the complaint figures.

WPB complaint volumes[1] (per 1,000 customers per month)
		2023	2022
Total[2]		2.3	2.3
UK3	▼	1.1	1.4
Hong Kong[3]	▼	0.9	1.0
Mexico[3]	▲	5.2	5.1
1 A complaint is any expression of dissatisfaction
about WPB’s activities, products or services where a
response or resolution is explicitly or implicitly
expected.
2 Markets included: Hong Kong, mainland China,
France, the UK, UAE, Mexico, Canada and the US.
3 The UK, Mexico and Hong Kong make up 86% of
total complaints.

Acting on feedback
In 2023, we continued to develop and embed tools and capabilities across our business to deliver improved experiences for our customers around the world. Through our measurement of customer experience, we identify opportunities for improvement, develop agile customer experience plans and track and measure our progress. As a result of standardising our approach to customer experience globally, we have strengthened our capability to listen, understand and act on what our customers are telling us on a regular basis.

92 HSBC Holdings plc
How we listen continued
Commercial Banking (‘CMB’)
In 2023, we received 45,899 customer and
client complaints, a decrease of 27% from
2022. Of the overall volumes, 33,777 came
from HSBC UK and 7,354 from Asia-Pacific.
The most common complaint related to
servicing and transactions, with the largest
volume of complaints globally coming from
business banking customers, which
represented 87% of our total complaints.
We attribute the overall decrease in our
complaint volumes to enhanced training of
our front-line colleagues to ensure they can
identify the differences between a complaint,
query and feedback. We also focused on
addressing the root causes of the complaint
trends, as well on improvements to our
systems, processes and advice to our clients.
We resolved 47,812 complaints globally in
2023. The average resolution time for
complaints was 24 days, which was just
above our global target of 20 days.

CMB complaint volumes[1] (000s)
		2023	2022
Total		46	63
UK	▼	33.8	49.2
Hong Kong	▼	6.5	8.1

Acting on feedback
In 2023, we focused on improvements to our governance of complaints, creating regular forums in key markets to ensure that analysis of the root cause of issues and trends are prioritised to enhance our understanding of pain points for our customers. Since the Covid-19 pandemic, there has been increased efforts Group-wide to identify customers who are more exposed to harm or declare as vulnerable. In
2023, we focused on identifying these complaint types to ensure that we can offer adjustments and support within our processes. This new process helps to improve our understanding and support of clients at risk of financial or non-financial harm to ensure our banking services are accessible to all.

Global Banking and Markets (‘GBM’)
In 2023, we received 1,552 customer
complaints in Global Banking, a decrease of
27% from 2022. Of the overall complaint
volumes, 49% came from Europe and 23%
came from the Middle East, North Africa and
Türkiye. The most common complaint, at
38% of total complaints, related to servicing,
which was in line with previous years.
In Markets and Securities Services (‘MSS’)
complaints increased by 21% to 354. We
attribute some of the increase to
improvements in our data reporting
processes globally. The majority of
complaints were operational in nature and
resolved in a timely manner. Of the overall
MSS complaints, 47% came from Europe
and 34% from Asia, our two largest markets.

GBM complaint volumes[1]
		2023	2022
Total		1,906	2,419
Global Banking[2]	▼	1,552	2,127
Global Markets and Securities Services[3]	▲	354	292

Acting on feedback
We have continued to invest in our client feedback tool to create a more consistent and streamlined experience for colleagues across GBM and our wholesale businesses globally. In 2023, we introduced additional automation to improve the process of logging complaints, and simplified our procedures to make it easier for front-line colleagues to record feedback. We have also introduced mandatory training around conduct and complaints to ensure our people are acting on the feedback they receive and are consistent in how they evaluate queries and complaints.

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
3 Contains Global Research complaint volumes.
HSBC Holdings plc 93
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
customers, shareholders, staff, the
communities in which we operate, as well as
the integrity of the financial system on which
we all rely. We have a financial crime risk
management framework that is applicable
across all global businesses and functions,
and in all countries and territories in which
we operate. The financial crime risk
framework, which is overseen by the Board,
is supported by our financial crime policy
that is designed to enable adherence to
applicable laws and regulations globally.
Annual global mandatory training is provided
to all colleagues, with additional targeted
training tailored to certain individuals. We
carry out regular risk assessments to identify
where we need to respond to evolving
financial crime threats, as well as to monitor
and test our financial crime risk management
programme.
We continue to invest in new technology,
including through the deployment of a
capability to monitor correspondent banking
activity. We are also enhancing our fraud
monitoring capability and our trade
screening controls, and investing in the
application of machine learning to improve
the accuracy and timeliness of our detection
capabilities.
These new technologies should enhance our
ability to respond effectively to unusual
activity and be more granular in our risk
assessments. This helps us to protect our
customers, the organisation and the integrity
of the global financial system against
financial crime.
Our anti-bribery and corruption policy
Our global financial crime policy requires
that all activity must be: conducted without
intent to bribe or corrupt; reasonable and
transparent; considered to not be lavish nor
disproportionate to the professional
relationship; appropriately documented with
business rationale; and authorised at an
appropriate level of seniority. There were no
concluded legal cases regarding bribery or
corruption brought against HSBC or its
employees in 2023. Our global financial
crime policy requires that we identify and
mitigate the risk of our customers and third
parties committing bribery or corruption.
Among other controls, we use customer due
diligence and transaction monitoring to
identify and help mitigate the risk that our
customers are involved in bribery or
corruption. We perform anti-bribery and
corruption risk assessments on third parties
that expose us to this risk.

The scale of our work
Each month, on average, we monitor
over 1.35 billion transactions for signs of
financial crime. In 2023, we filed
over 96,000 suspicious activity reports
to law enforcement and regulatory
authorities where we identified potential
financial crime. We perform daily
screening of 125 million customer records
for sanctions exposure. In 2022, we
reported screened customer records as a
monthly average, although screening
was, and continues to be, performed on a
daily basis.

98%
Total percentage of permanent and non-
permanent employees who received financial
crime training, including on anti-bribery and
corruption.

Whistleblowing
We want colleagues and stakeholders to
have confidence in speaking up when they
observe unlawful or unethical behaviour. We
offer a range of speak-up channels to listen
to the concerns of individuals and have a
zero tolerance policy for acts of retaliation.
Listening through whistleblowing
channels
Our global whistleblowing channel, HSBC
Confidential, is one of our speak-up channels,
which allows colleagues and other stakeholders
to raise concerns confidentially and, if
preferred, anonymously (subject to local laws).
In most of our markets, HSBC Confidential
concerns are raised through an independent
third party, offering 24/7 hotlines and a web
portal in multiple languages. We also provide
and monitor an external email address for
concerns about accounting, internal financial
controls or auditing matters
(accountingdisclosures@hsbc.com). Concerns
are investigated proportionately and
independently, with action taken where
appropriate. This can include disciplinary
action, such as dismissal and adjustments to
variable pay and performance ratings, or
operational actions including changes to
policies and procedures.
We actively promote our full range of speak-
up channels to colleagues to help ensure
their concerns are handled through the most
effective route. In 2023, 4% fewer concerns
were raised through HSBC Confidential
compared with 2022. Of the concerns
investigated through the HSBC Confidential
channel in 2023, 81% related to individual
behaviour and personal conduct, 14% to
security and fraud risks, 4% to compliance
risks and less than 1% to other categories.
The Group Audit Committee has oversight of
the Group’s whistleblowing arrangements,
and the Chair of the Group Audit Committee
acts as HSBC’s Whistleblowers’ Champion
with responsibility for ensuring and
overseeing the integrity, independence and
effectiveness of the Group’s policies and
procedures.
Regulatory Compliance sets the
whistleblowing policy and procedures, and
provides the Group Audit Committee with
periodic updates on their effectiveness.
Specialist teams and investigation functions
own whistleblowing controls, with
monitoring in place to determine control
effectiveness.
For further details of the role of the Group Audit
Committee in relation to whistleblowing, see page 306.
HSBC Confidential concerns raised in
2023:
1,746
(2022: 1,817)
Substantiation rate of concerns
investigated through HSBC Confidential
in 2023:
41%
(2022: 41%)
94 HSBC Holdings plc
A responsible approach to tax
We seek to pay our fair share of tax in all
jurisdictions in which we operate, and to
minimise the likelihood of customers using
our products and services to evade or
inappropriately avoid tax. We also abide by
international protocols that affect our
organisation. Our approach to tax and
governance processes is designed to achieve
these goals.
Through adoption of the Group’s risk
management framework, we seek to ensure
that we do not adopt inappropriately tax-
motivated transactions or products, and that
tax planning is scrutinised and supported by
genuine commercial activity. HSBC has no
appetite for using aggressive tax structures.
With respect to our own taxes, we are
guided by the following principles:
–We are committed to applying both the
letter and spirit of the law. This includes
adherence to a variety of measures arising
from the OECD Base Erosion and Profit
Shifting initiative including the ‘Pillar Two’
global minimum tax rules which will apply
to the Group from 2024. These rules seek
to ensure that the Group pays tax at a
minimum rate of 15% in each jurisdiction
in which it operates. We have identified 12
jurisdictions that may have an effective tax
rate below 15% in 2024. We continually
monitor the number of active subsidiaries
within each jurisdiction as part of our
ongoing entity rationalisation programme.
–We seek to ensure that our entities active
in nil or low tax jurisdictions have clear
business rationale for why they are based
in these locations and appropriate
transparency over their activities.
–We seek to have open and transparent
relationships with all tax authorities. Given
the size and complexity of our organisation,
which operates across over 60 jurisdictions,
a number of areas of differing interpretation
or disputes with tax authorities exist at any
point in time. We cooperate with the
relevant local tax authorities to mutually
agree and resolve these in a timely
manner.
With respect to our customers’ taxes, we are
guided by the following principles:
–We have made considerable investments
to support external tax transparency
initiatives and reduce the risk of banking
services being used to facilitate customer
tax evasion. Initiatives include the US
Foreign Account Tax Compliance Act, the
OECD Standard for Automatic Exchange of
Financial Account Information (‘Common
Reporting Standard’), and the UK legislation
on the corporate criminal offence of failing
to prevent the facilitation of tax evasion.
–We implement processes that aim to
ensure that inappropriately tax-motivated
products and services are not provided to
our customers.
Our tax contributions
The effective tax rate for the year of 19.1%
was higher than in the previous year (2022:
4.7%). The effective tax rate for the year was
increased by 2.3% from the non-taxable
impairment of the Group’s interest in
BoCom, and reduced by 1.6% by the release
of provisions for uncertain tax positions and
by 1.5% by the non-taxable provisional gain
on the acquisition of SVB UK. Further details
are provided on page 396.
The UK bank levy charge for 2023 of $339m
was higher than the charge of $13m in 2022,
mainly due to adjustments arising upon filing
prior year returns, which represented a credit
in 2022 and a charge in 2023.
As highlighted below, in addition to paying
$6.8bn of our own tax liabilities during 2023,
we collected taxes of $10.8bn on behalf of
governments around the world. A more
detailed geographical breakdown of the
taxes paid in 2023 is provided in the ESG
Data Pack.

# Taxes paid – by type of tax

- Tax on profits $3,685m (2022: $2,429m)
- Withholding taxes $432m (2022: $361m)
- Employer taxes $1,052m (2022: $1,041m)
- Bank levy $57m (2022: $314m)
- Irrecoverable VAT $1,298m (2022: $1,152m)
- Other duties and levies $249m[1] (2022: $232m)

**Taxes paid – by region**

- Europe $2,945m (2022: $2,745m)
- Asia-Pacific $2,488m (2022: $1,894m)
- Middle East, North Africa and Türkiye $296m (2022: $259m)
- North America $389m (2022: $207m)
- Latin America $655m (2022: $424m)

## Taxes collected – by region

- Europe $4,714m (2022: $4,197m)
- Asia-Pacific $3,226m (2022: $3,274m)
- Middle East, North Africa and Türkiye $77m (2022: $67m)
- North America $1,119m (2022: $1,129m)
- Latin America $1,680m (2022: $1,493m)

1Other duties and levies includes property taxes of $91m (2022: $94m)
HSBC Holdings plc 95
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
–We service customers’ ongoing needs and
put it right if we make a mistake.
–We act with integrity in the financial
markets we operate in.
–We operate resiliently and securely to avoid
harm to customers and markets.
We train all our colleagues on our approach
to customer and market conduct, helping to
ensure our conduct outcomes are part of
everything we do.
Designing products and services
Our approach to product development is set
out in our policies and provides a clear basis
on which informed decisions can be made.
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
They help us provide the right outcomes for
customers, including those with enhanced
care needs. This helps us to support
customers who are more vulnerable to
external impacts, including the current cost
of living crisis (see ‘Supporting our
customers in challenging economic times‘
on page 15).
Financial promotion
Our policies help to ensure that in the sale of
products and services, we use marketing
and product materials that support customer
understanding and fair customer outcomes.
This includes providing information on
products and services that is clear, fair and
not misleading. We also have controls in
place to ensure our cross-border marketing
complies with relevant regulatory
requirements.

Product governance
Our product management policy covers
the entire lifecycle of the product. This
helps ensure that our products meet our
requirements before we sell them and
allows continued risk-based oversight of
product performance against the intended
customer outcomes.
When we decide to withdraw a product
from sale, we aim to consider the
implications for our existing customers
and agree actions to help them achieve a
fair outcome where appropriate.

Our approach with our suppliers
We maintain global standards and
procedures for the onboarding and use of
third-party suppliers. We require suppliers to
meet our third-party risk compliance
standards and we assess them to identify
any financial stability concerns.
Sustainable procurement
Supporting and engaging with our supply
chain is vital to the development of our
sustainable procurement processes. In 2023:
–We published net zero guides to help
buyers and suppliers understand our net
zero ambitions. The guides explain our
carbon reduction requirements and provide
practical advice for meeting these
ambitions, as laid out in our supplier code
of conduct.
–We began developing decarbonisation
plans for high-emitting procurement
categories, including real estate services,
telecommunications, data centres and
servers, and computer hardware.
Engagement with suppliers has given us a
better understanding of their
decarbonisation efforts and the challenges
and opportunities of achieving net zero in
these categories. As a result, strategies for
these procurement categories will include
decarbonisation plans from 2024 onwards.
–We completed analysis to understand the
impacts and dependencies of our supply
chain on biodiversity. The analysis will
inform the development of a biodiversity
strategy for global procurement in 2024, to
reduce supply chain biodiversity impacts.
–We launched the supplier diversity portal in
the UK and US. The portal enables small
and medium-sized enterprises or
businesses, which are majority-owned,
operated and controlled by historically
underrepresented groups, to register
interest in becoming an HSBC supplier. For
further details, see www.hsbc.com/our-
approach/risk-and-responsibility/working-
with-suppliers.
Supplier code of conduct
Our supplier code of conduct sets out our
ambitions, targets and commitments on the
environment, diversity and human rights,
and outlines the minimum standards we
expect of our suppliers on these issues. We
seek to formalise adherence to the code with
clauses in our supplier contracts, which
support the right to audit and act if a breach
is discovered. At the end of 2023, 95% of
approximately 10,400 contracted suppliers
had either confirmed adherence to the
supplier code of conduct or provided their
own alternative that was accepted by our
Global Procurement function.
For further details of the number of suppliers in
each geographical region, see the ESG Data Pack
at www.hsbc.com/esg.
96 HSBC Holdings plc
Safeguarding data
Data privacy
We are committed to protecting and
respecting the data we hold and process, in
accordance with the laws and regulations of
the markets in which we operate.
Our approach rests on having the right
talent, technology, systems, controls,
policies and processes to ensure appropriate
management of privacy risk. Our Group-wide
privacy policy and principles provide a
consistent global approach to managing
data privacy risk, and must be applied by all
our global businesses and functions. Our
privacy principles are available at
www.hsbc.com/who-we-are/esg-and-
responsible-business/managing-risk/
operational-risk.
We conduct regular employee training and
awareness sessions on data privacy and
security issues throughout the year. This
includes mandatory training for all our
colleagues globally, with additional training
sessions, where needed, to keep up to date
with new developments in this space.
We provide transparency to our customers
and stakeholders on how we collect, use and
manage their personal data, and their
associated rights. Where relevant, we work
with third parties to help ensure adequate
protections are provided, in line with our
data privacy policy and as required under
data privacy law. We offer a broad range of
channels in the markets where we operate,
through which customers and stakeholders
can raise concerns about the privacy of their
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
Intellectual property rights practices
We have a group intellectual property risk
policy, supported by controls and guidance,
to manage risk relating to intellectual
property. This is to help ensure that
commercially and strategically valuable
intellectual property is identified and
protected appropriately, including by
applying to register trademarks and patents
and enforcing our intellectual property rights
against unauthorised use by third parties.
Our intellectual property framework also
helps us avoid infringement of third-party
intellectual property rights, supporting our
consistent and effective management of
intellectual property risk in line with our risk
appetite.

Data Privacy Day
In January 2023, we held a hybrid
roundtable event for our colleagues to
mark International Data Privacy Day. The
event was hosted by our Global Head of
Data Legal, and guest speakers included
the former UK Information Commissioner
and industry specialists from an external
law firm, with HSBC’s own data privacy
experts in attendance.
The event covered privacy-related
developments likely to have the greatest
impact across the Group. Key themes
included upcoming data privacy reforms
in the UK and the implications for global
organisations, and trends in enforcement
of data privacy laws and regulations. We
also reviewed the impact, successes and
challenges of General Data Protection
Regulation (‘GDPR’) implementation
globally.

The ethical use of data and AI
Artificial intelligence and other emerging technologies provide the opportunity to process and analyse data at a depth and breadth not previously possible. While these technologies offer significant potential benefits for our customers, they also pose potential ethical risks for the financial services industry and society as a whole. We have a set of principles to help ensure we consider and address the ethical issues that could arise. HSBC’s Principles for the Ethical Use of
Data and Artificial Intelligence are available at www.hsbc.com/who-we-are/esg-and-responsible-
business/our-conduct.
We continue to develop and enhance our approach to, and oversight of, AI, taking into consideration the fast-evolving regulatory landscape, market developments and best practice.

HSBC Holdings plc 97
Cybersecurity
The threat of cyber-attacks remains a
concern for our organisation, as it does
across the financial sector and other
industries. As cyber-attacks continue to
evolve, failure to protect our operations may
result in the loss of sensitive data, disruption
for our customers and our business, or
financial loss. This could have a negative
impact on our customers and our reputation,
among other risks.
We continue to monitor ongoing geopolitical
events and changes to the cyber threat
landscape and take proactive measures with
the aim to reduce any impact to our
customers.
Prevent, detect and mitigate
We invest in business and technical controls
to help prevent, detect and mitigate cyber
threats. Our cybersecurity controls follow a
’defence in depth’ approach, making use of
multiple security layers, recognising the
complexity of our environment. Our ability to
detect and respond to attacks through
round-the-clock security operations centre
capabilities is intended to help reduce the
impact of attacks.
We have a cyber intelligence and threat
analysis team, which proactively collects and
analyses internal and external cyber
information to continuously evaluate threat
levels for the most prevalent attack types
and their potential outcomes. We actively
participate in the broader cyber intelligence
community, including by sharing technical
expertise in investigations, alongside others
in the financial services industry and
government agencies around the world.
In 2023, we further strengthened our cyber
defences and enhanced our cybersecurity
capabilities with the objective to help reduce
the likelihood and impact of unauthorised
access, security vulnerabilities being
exploited, data leakage, third-party security
exposure, and advanced malware. These
defences build upon a proactive data
analytical approach to help identify advanced
targeted threats and malicious behaviour.
We work with our third parties, including
suppliers, financial infrastructure bodies and
other non-traditional third parties, in an effort
to help reduce the threat of cyber-attacks
impacting our business services.
We have a third-party security risk
management process in place to assess,
identify and manage the risks associated
with cybersecurity threats with supplier and
other third-party relationships. The process
includes risk-based cybersecurity due
diligence reviews that assess third parties’
cybersecurity programmes against our
standards and requirements.
Policy and governance
We have a robust suite of cybersecurity
policies, procedures and key controls
designed to help ensure that the organisation
is well managed, with effective oversight and
control. This includes but is not limited to
defined information security responsibilities
for employees, contractors and third parties,
as well as standard procedures for cyber
incident identification, investigation,
mitigation and reporting.
We operate a three lines of defence model,
aligned to the enterprise risk management
framework, to help ensure oversight and
challenge of our cybersecurity capabilities
and priorities. In the first line of defence, we
have risk owners within global businesses
and functions who are accountable for
identifying and managing cyber risk. They
work with cybersecurity control owners to
apply the appropriate risk treatment in line
with our risk appetite. Our controls are
designed to be executed in line with our
policies and are reviewed and challenged by
our risk stewards representing the second
line of defence. They are independently
assured by the Global Internal Audit function,
the third line of defence. The assessment
and management of our cybersecurity risk is
led and coordinated by a Global Chief
Information Security Officer, who has
extensive experience in financial services,
security and resilience, as well as in strategy,
governance, risk management and
regulatory compliance. The Global Chief
Information Security Officer is supported by
regional and business level chief information
security officers. In the event of incidents,
the Global Chief Information Security Officer
and relevant supporting officers are informed
by our security operations team and are
engaged in alignment with our cybersecurity
incident response protocols.
Key performance indicators, control
effectiveness and other matters related to
cybersecurity, including significant cyber
incidents, are presented on a regular basis to
various management risk and control
committees including to the Board, the
Group Risk Management Meeting and
across global businesses, functions and
regions. This is done to ensure ongoing
awareness and management of our
cybersecurity position.
Our cybersecurity capabilities are regularly
assessed against the National Institute of
Standards and Technology framework by
independent third parties, and we proactively
collaborate with regulators to participate in
regular testing activities. HSBC also engages
external independent third parties to support
our penetration and threat-led penetration
testing, which help to identify vulnerabilities
to cyber threats and test security resilience.
Cyber training and awareness
We understand the important role our people
play in protecting against cybersecurity
threats. Our aim is to equip every colleague
with the appropriate tools and behaviours
they need to keep our organisation and
customers’ data safe. We provide
cybersecurity training and awareness to our
people, ranging from our top executives to IT
developers to front-line relationship
managers around the world.
Over 94% of our IT developers hold at least
one of our enhanced security certifications to
help ensure we build secure systems and
products.
We host an annual Cyber Awareness Month
for all colleagues, covering topics such as
online safety at home, social media safety,
safe hybrid working, and cyber incidents and
response. Our dedicated cybersecurity
training and awareness team provides a
wide range of education and guidance to
both customers and our colleagues about
how to identify and prevent online fraud.
Over 99%
Employees completed mandatory
cybersecurity training on time.
Over 94%
IT developers hold at least one of our internal
secure developer certifications.
Over 90
Cybersecurity education events were held
globally.
Over 96%
Of survey respondents to cybersecurity
education events said they have a better
understanding of cybersecurity following
these events.
98 HSBC Holdings plc

Financial review
The financial review gives detailed reporting of our financial performance at Group level as well as across our different global businesses and legal entities.
100	Financial summary
124	Global businesses and legal entities
145	Reconciliation of alternative performance measures
150	Other information

HSBC Holdings plc	99

Financial summary
Contents

100	Changes to presentation from 1 January 2023
100	Use of alternative performance measures
101	Critical estimates and judgements
101	Impact of hyperinflationary accounting
102	Consolidated income statement
103	Income statement commentary
106	Supplementary table for planned disposals
107	2022 compared with 2021
109	Consolidated balance sheet
113	Average balance sheet
Changes to presentation from
1 January 2023
Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework.
We no longer report ‘adjusted’ results, which excluded the impact of both foreign currency translation differences and significant items.
Instead, we compute constant currency performance by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods. This will enable users to understand the impact of foreign currency translation differences on the Group’s performance. We separately disclose
‘notable items‘, which are components of our income statement that management would consider as outside the normal course of
business and generally non-recurring in nature. While our primary segmental reporting by global business remains unchanged, effective from 1 January 2023, the Group changed the supplementary
presentation of results from geographical regions to main legal entities to better reflect the Group’s structure.
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under
IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. As required by IAS 1 ‘Presentation of Financial
Statements’ a third statement of financial position as at the transition date of 1 January 2022 has been disclosed (for further details, see page 358). Under IFRS 17 there is no present value of in-force business (‘PVIF’) asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin (‘CSM’) representing the unearned profit. In contrast to the Group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the expected coverage period. The CSM also includes directly attributable costs, which had previously been expensed as incurred and which are now incorporated within the insurance liability measurement and recognised over the expected coverage period.
In conjunction with the implementation of IFRS 17, the Group has made use of the option to re-designate to fair value through profit or loss assets that were previously held at amortised cost totalling
$55.1bn, and eligible assets previously held at fair value through other comprehensive income totalling $1.1bn. The re-designation of amortised cost assets generated a net increase to assets of $4.9bn because the fair value measurement on transition was higher than the previous amortised cost carrying amount.
The impact of the transition was a reduction of $1.1bn on the Group’s full-year 2022 reported revenue and a reduction of $0.5bn on full-year
2022 reported profit before tax. The Group’s total equity at 1 January
2022 reduced by $10.5bn to $196.3bn on the transition, and tangible equity reduced by $2.4bn to $146.9bn. For further details of our adoption of IFRS 17, see Note 38 ‘Effects of adoption of IFRS 17’ on page 449.
Cost target
At our full-year 2022 results, we set a target for our ‘adjusted‘
operating expenses of growth for 2023 compared with 2022. Under our new reporting framework we no longer present ‘adjusted‘ results.
The exception to this is for operating expenses, where our ‘target basis’ will adjust reported results for notable items and the period-on-
period effects of foreign currency translation differences. We also exclude the impact of retranslating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which is not within our control. We consider that this measure provides useful information to investors by quantifying and excluding the items that management considered when setting and assessing cost-related targets. In our target basis, we also exclude the costs related to the acquisition of SVB UK and related
investments internationally, which are expected to add approximately
1% to our cost growth compared with 2022.
Our 2022 baseline for operating expenses on this basis is $29.8bn, which has been retranslated at the average rates of foreign exchange for 2023.
Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’
respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented
accordingly. Similar smaller transfers from GBM to CMB were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.
Banking NII
At our interim 2023 results, we introduced banking net interest income. This alternative performance measure is reconciled on page 104, and deducts from Group reported net interest income: the impact of the cost of funding reported in net interest income used to fund trading and fair value net assets; the impact of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income, and third-party net interest income from our insurance business.
This resulting measure is intended to approximate the Group’s banking revenue that is directly impacted by changes in interest rates.
Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International
Accounting Standards Board (‘IFRS Accounting Standards’),
as detailed in the financial statements starting on page 356.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European
Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort year-on-year comparisons. The ‘constant currency performance’ measure used throughout this report is described below. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative
performance measures’ on page 145. In addition, an insurance-
specific non-GAAP measure ‘Insurance equity plus CSM net of tax‘, is provided on pages 129 to 130, together with its definition and reconciliation to GAAP measures. All alternative performance measures are reconciled to the closest reported performance
measure.
Financial summary

100	HSBC Holdings plc
The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 10 ‘Segmental analysis’ on page 399.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort year-on-year comparisons.
We consider constant currency performance to provide useful
information for investors by aligning internal and external reporting, and reflecting how management assesses year-on-year performance.
Notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The tables on pages 125 to 126 and pages 138 to 143 detail the effects of notable items on each of our global business segments, legal entities and selected countries/territories in 2023, 2022 and
2021.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the
US dollar against most major currencies during 2023.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-
for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for 2023 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statements for 2022 and 2021 at the average rates of exchange for 2023; and
–the balance sheets at 31 December 2022 and 31 December 2021 at the prevailing rates of exchange on 31 December 2023.
No adjustment has been made to the exchange rates used to
translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s
Argentina subsidiaries have not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Türkiye has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Türkiye and the constant currency data have not been adjusted further for the impacts of hyperinflation.
When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the
appropriate exchange rates applied in the current period on the basis described above.
Critical estimates and judgements
The results of HSBC reflect the choice of accounting policies, assumptions and estimates that underlie the preparation of HSBC’s consolidated financial statements. The material accounting policies, including the policies which include critical estimates and judgements, are described in Note 1.2 on the financial statements. The accounting policies listed below are highlighted as they involve a high degree of uncertainty and have a material impact on the financial statements:
–Impairment of amortised cost financial assets and financial assets measured at fair value through other comprehensive income
(‘FVOCI’): The most significant judgements relate to defining what is considered to be a significant increase in credit risk, determining the lifetime and point of initial recognition of revolving facilities, selecting and calibrating the probability of default (‘PD’), the loss given default (‘LGD’) and the exposure at default (‘EAD’) models, as well as selecting model inputs and economic forecasts, making assumptions and estimates to incorporate relevant information about late-breaking and past events, current conditions and
forecasts of economic conditions, and selecting applicable
recovery strategies for certain wholesale credit-impaired loans. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 1.2(i) on page 375.
–Deferred tax assets: The most significant judgements relate to those made in respect of recoverability, which are based on
expected future profitability. See Note 1.2(l) on page 380.
–Valuation of financial instruments: In determining the fair value of financial instruments a variety of valuation techniques are used, some of which feature significant unobservable inputs and are subject to substantial uncertainty. See Note 1.2(c) on page 372.
–Impairment of investment in subsidiaries: Impairment testing, including testing for reversal of impairment, involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of
management assumptions. See Note 1.2(a) on page 370.
–Impairment of interests in associates: Impairment testing,
including testing for reversal of impairment, involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of
management assumptions. The most significant judgements relate to the impairment testing of our investment in Bank of
Communications Co., Limited (‘BoCom’). See Note 1.2(a) on
page 370.
–Impairment of goodwill and non-financial assets: A high degree of uncertainty is involved in estimating the future cash flows of the cash-generating units (‘CGUs’) and the rates used to discount these cash flows. See Note 1.2(a) on page 370 and Note 1.2(n) on page 380.
–Provisions: Significant judgement may be required due to the high degree of uncertainty associated with determining whether a
present obligation exists, and estimating the probability and amount of any outflows that may arise. See Note 1.2(m) on
page 380.
–Post-employment benefit plans: The calculation of the defined benefit pension obligation involves the determination of key assumptions including discount rate, inflation rate, pension payments and deferred pensions, pay and mortality. See
Note 1.2(k) on page 379.
–Non-current assets and disposal groups held for sale:
Management judgement is required in determining the likelihood of the sale to occur, and the anticipated timing in assessing whether the held for sale criteria have been met. See Note 1.2(o)
on page 381.
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
statements.
Impact of hyperinflationary
accounting
We continue to treat Argentina and Türkiye as hyperinflationary economies for accounting purposes. The impact of applying IAS 29
‘Financial Reporting in Hyperinflationary Economies’ and the
hyperinflation provisions of IAS 21 ’The Effects of Changes in Foreign
Exchange Rates’ in the current period for our operations in both
Argentina and Türkiye was a decrease in the Group’s profit before tax of $1,297m (2022: $548m), comprising a decrease in revenue,
including loss on net monetary position, of $1,586m (2022: $541m)
and a decrease in ECL and operating expenses of $289m
(2022: increase of $7m). The CPI at 31 December for Argentina was
3,576, with an increase in the year of 2,429.13 (2022: 563.92 increase). The CPI for Türkiye was 1,859 with an increase in the year of 730.89 (2022: 359.94 increase).

HSBC Holdings plc	101
Consolidated income statement

Summary consolidated income statement
	2023	2022[1]	2021	2020	2019
	$m	$m	$m	$m	$m
Net interest income	35,796	30,377	26,489	27,578	30,462
Net fee income	11,845	11,770	13,097	11,874	12,023
Net income from financial instruments held for trading or managed on a fair value basis	16,661	10,278	7,744	9,582	10,231
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	7,887	(13,831)	4,053	2,081	3,478
Net insurance premium income	—	—	10,870	10,093	10,636
Insurance finance (expense)/income	(7,809)	13,799	—	—	—
Insurance service result	1,078	809	—	—	—
Gain on acquisition[2]	1,591	—	—	—	—
(Impairment)/reversal of impairment relating to the sale of our retail banking operations in France[3]	150	(2,316)	—	—	—
Other operating (expense)/income[4]	(1,141)	(266)	1,687	1,866	4,194
Total operating income	66,058	50,620	63,940	63,074	71,024
Net insurance claims and benefits paid and movement in liabilities to policyholders	—	—	(14,388)	(12,645)	(14,926)
Net operating income before change in expected credit losses and other credit impairment charges[5]	66,058	50,620	49,552	50,429	56,098
Change in expected credit losses and other credit impairment charges	(3,447)	(3,584)	928	(8,817)	(2,756)
Net operating income	62,611	47,036	50,480	41,612	53,342
Total operating expenses excluding impairment of goodwill and other intangible assets	(32,355)	(32,554)	(33,887)	(33,044)	(34,955)
Impairment of goodwill and other intangible assets	285	(147)	(733)	(1,388)	(7,394)
Operating profit	30,541	14,335	15,860	7,180	10,993
Share of profit in associates and joint ventures	2,807	2,723	3,046	1,597	2,354
Impairment of interest in associate	(3,000)	—	—	—	—
Profit before tax	30,348	17,058	18,906	8,777	13,347
Tax expense	(5,789)	(809)	(4,213)	(2,678)	(4,639)
Profit for the year	24,559	16,249	14,693	6,099	8,708
Attributable to:
– ordinary shareholders of the parent company	22,432	14,346	12,607	3,898	5,969
– preference shareholders of the parent company	—	—	7	90	90
– other equity holders	1,101	1,213	1,303	1,241	1,324
– non-controlling interests	1,026	690	776	870	1,325
Profit for the year	24,559	16,249	14,693	6,099	8,708

Five-year financial information
	2023	2022[1]	2021	2020	2019
	$	$	$	$	$
Basic earnings per share	1.15	0.72	0.62	0.19	0.3
Diluted earnings per share	1.14	0.72	0.62	0.19	0.3
Dividends per ordinary share (paid in the period)[6]	0.53	0.27	0.22	—	0.51
	%	%	%	%	%
Dividend payout ratio[7]	50	44	40	79	100
Post-tax return on average total assets	0.8	0.5	0.5	0.2	0.3
Return on average ordinary shareholders’ equity	13.6	9.0	7.1	2.3	3.6
Return on average tangible equity	14.6	10.0	8.3	3.1	8.4
Effective tax rate	19.1	4.7	22.3	30.5	34.8
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021, 2020 and 2019 are prepared on an IFRS 4 basis.
2  Provisional gain recognised in respect of the acquisition of SVB UK.
3  In the fourth quarter of 2023, an impairment loss of $2.0bn was recognised relating to the sale of our retail banking operations in France. This largely offset the $2.1bn recognised in the first quarter of 2023 on the reversal of the held for sale classification at that time. In 2023, a total net $0.1bn of credit was recognised in other operating income, reflecting the net asset value disposed under the final terms of sale. The $0.4bn impairment of goodwill recognised in the third quarter in 2022 has not been reversed.
4Other operating (expense)/income includes a loss on net monetary positions of $1,667m (2022: $678m; 2021: $576m) as a result of applying IAS 29
‘Financial Reporting in Hyperinflationary Economies’ and disposal losses on capitalised markets treasury repositioning of $977m in 2023.
5Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
6Includes dividend paid during the period, which consisted of a second interim dividend of $0.23 per ordinary share in respect of the financial year ended 31 December 2022 paid in April 2023 and the first, second and third interim dividends of $0.30 per ordinary share in respect of the financial year ending 31 December 2023.
7In 2023, our dividend payout ratio was adjusted for material notable items and related impacts. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the planned sale of our banking business in Canada, and the recognition of certain deferred tax assets. No items were adjusted for in 2021, 2020 or 2019.
Unless stated otherwise, all tables in the Form 20-F are presented on a reported basis.
For a summary of our financial performance in 2023, see page 27.
For further financial performance data for each global business and legal entity, see pages 124 to 127 and 135 to 145 respectively. The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as set out in Note 10:
Segmental analysis on page 399.
Financial summary

102	HSBC Holdings plc
Income statement commentary
The following commentary compares Group financial performance for the year ended 2023 with 2022, unless otherwise stated.
Net interest income

	Year ended			Quarter ended
	31 Dec	31 Dec	31 Dec	31 Dec	30 Sep	31 Dec
	2023	2022[1]	2021	2023	2023	2022[1]
	$m	$m	$m	$m	$m	$m
Interest income	100,868	52,826	36,188	26,714	27,198	18,957
Interest expense	(65,072)	(22,449)	(9,699)	(18,430)	(17,950)	(9,971)
Net interest income	35,796	30,377	26,489	8,284	9,248	8,986
Average interest-earning assets	2,161,746	2,143,758	2,209,513	2,164,324	2,157,370	2,116,018
	%	%	%	%	%	%
Gross interest yield[2]	4.67	2.46	1.64	4.90	5.00	3.55
Less: gross interest payable[2]	(3.47)	(1.24)	(0.53)	(3.83)	(3.80)	(2.21)
Net interest spread[3]	1.20	1.22	1.11	1.07	1.20	1.34
Net interest margin[4]	1.66	1.42	1.20	1.52	1.70	1.68
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
3Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
4Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	2023			2022[1]			2021
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	403,674	14,770	3.66	445,659	5,577	1.25	450,678	1,105	0.25
Loans and advances to customers	957,717	47,673	4.98	1,022,320	32,543	3.18	1,060,658	26,071	2.46
Reverse repurchase agreements – non-trading[2]	240,263	14,391	5.99	231,058	4,886	2.11	206,246	1,019	0.49
Financial investments	407,363	16,858	4.14	372,702	7,704	2.07	438,840	6,729	1.53
Other interest-earning assets	152,729	7,176	4.70	72,019	2,116	2.94	53,091	1,264	2.38
Total interest-earning assets	2,161,746	100,868	4.67	2,143,758	52,826	2.46	2,209,513	36,188	1.64

Summary of interest expense by type of liability
	2023			2022[1]			2021
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[3]	60,392	2,401	3.98	75,739	770	1.02	75,671	198	0.26
Customer accounts[4]	1,334,803	34,162	2.56	1,342,342	10,903	0.81	1,362,580	4,099	0.30
Repurchase agreements – non-trading[2]	146,605	10,858	7.41	118,308	3,085	2.61	114,201	363	0.32
Debt securities in issue – non-trading	184,867	11,223	6.07	179,775	5,607	3.12	193,137	3,603	1.87
Other interest-bearing liabilities	146,216	6,428	4.40	87,965	2,084	2.37	70,929	1,436	2.02
Total interest-bearing liabilities	1,872,883	65,072	3.47	1,804,129	22,449	1.24	1,816,518	9,699	0.53
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.
3Including interest-bearing bank deposits only.
4Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 2023 was $35.8bn, an increase of
$5.4bn or 18% compared with 2022. This reflected higher average interest rates across major currencies compared with 2022.
Excluding the unfavourable impact of foreign currency translation differences, net interest income increased by $6.0bn or 20%.
NII for the fourth quarter of 2023 was $8.3bn, down 10% compared with the previous quarter, and down 8% compared with the fourth quarter of 2022. The decrease was predominantly driven by the impact of higher funding costs across our liabilities, which included the impact of deposit migration in our main legal entities in Asia and
Europe. In addition, the fourth quarter of 2023 included an adverse impact of $0.2bn, relating to the first nine months of 2023, due to reclassifications to NII from ‘net income from financial instruments held for trading or managed on a fair value basis’ related to hedges in
Canada that will not recur given the expected sale of the business.
The impact of hyperinflation in Argentina on NII in 2023 was an adverse movement of $0.5bn, with an associated impact on NIM of
2bps. The impact in the fourth quarter of 2023 was an adverse movement of $0.5bn, with an associated impact on NIM of 9bps. This compared with minimal movements in the equivalent periods in 2022.
The increase in hyperinflationary accounting impacts in 2023 was notably due to the impact of the devaluation of the Argentinian peso.
Net interest margin (‘NIM’) for 2023 of 1.66% was 24bps higher compared with 2022, as the rise in the yield on average interest-
earning assets (‘AIEA’) of 220bps was partly offset by the rise in the funding costs of average interest-bearing liabilities of 196bps.

HSBC Holdings plc	103
The increase in NIM in 2023 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM increased by 27bps.
NIM for the fourth quarter of 2023 was 1.52%, down 18bps
compared with the previous quarter, and down 16bps compared with the fourth quarter of 2022. The decreases were predominantly driven by a rise in funding costs of average interest-bearing liabilities, which included the impact of customer deposit migration in our main legal entities in Asia and Europe, as well as the Argentina hyperinflation impact as noted above, partly offset by an increase in the yield on
AIEA.
Interest income for 2023 of $100.9bn increased by $48.0bn
compared with 2022. Interest income of $26.7bn in the fourth quarter of 2023 was down $0.5bn compared with the previous quarter, and up $7.8bn compared with the fourth quarter of 2022. The respective increases of $48.0bn and $7.8bn were predominantly driven by the impact of higher market interest rates. The decrease of $0.5bn compared with the previous quarter was predominantly due to
hyperinflation in Argentina.
The change in interest income in 2023 compared with 2022 included an adverse impact of foreign currency translation differences of
$1.2bn. After excluding foreign currency translation differences, interest income increased by $49.2bn.
Interest expense for 2023 of $65.1bn increased by $42.6bn
compared with 2022. This reflected an increase in funding costs of
223bps, mainly due to the impact of higher interest rates on our liabilities including customer deposit migration, notably in Asia and
Europe. Within interest expense was the effect of higher funding costs associated with supporting our trading and fair value activities, as explained below in banking net interest income.
The rise in interest expense included the favourable effects of foreign currency translation differences of $0.6bn. Excluding this, interest expense increased by $43.2bn.
Interest expense of $18.4bn in the fourth quarter of 2023 was up
$0.5bn compared with the third quarter of 2023, and up $8.5bn compared with the fourth quarter of 2022. The increase was
predominantly driven by the impact of higher market interest rates, and the impact of deposit migration.

Banking net interest income
	Year ended		Quarter ended
	31 Dec	31 Dec	31 Dec	30 Sep	31 Dec
	2023	2022	2023	2023	2022
	$bn	$bn	$bn	$bn	$bn
Net interest income	35.8	30.4	8.3	9.2	9.0
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	8.7	2.5	2.5	2.4	1.3
Third-party net interest income from insurance	(0.4)	(0.4)	(0.1)	(0.1)	(0.1)
Banking net interest income	44.1	32.5	10.7	11.5	10.2
Banking net interest income is an alternative performance measure, and is defined as Group reported net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding costs of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign
currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate
Centre, resulting in an increase in the funding costs reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the second quarter of 2023 we
implemented a consistent reporting approach across our most
material entities that contribute to our trading and fair value net assets, which resulted in an increase to the first half of 2023 associated funding costs reported through the intersegment
elimination in Corporate Centre of approximately $0.4bn, recognised in the second quarter of 2023. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
The internally allocated funding cost of $8.7bn, which was incurred in
2023 to generate trading and fair value income, related to trading, fair value and associated net asset balances predominantly in GBM. At 31
December 2023, these stood at approximately $164bn.
Net fee income of $11.8bn was $0.1bn higher than in 2022, and included an adverse impact from foreign currency translation differences of $0.1bn. The rise in net fee income in CMB and WPB was partly offset by a reduction in GBM.
In CMB, net fee income increased by $0.2bn driven by higher fees from credit facilities, notably in Europe and the UK due to an increase in trade products. Fee income also grew in account services, reflecting greater client activity in transaction banking, mainly in Global
Payments Solutions (‘GPS’), and in cards, as spending increased compared with 2022. These increases were partly offset by a
reduction in fees from funds under management and broking
activities.
In WPB, net fee income increased by $0.1bn. The rise was mainly due to higher cards income, mainly in our legal entities in Hong Kong and in Mexico, as customer spending increased. However, income from broking fell, notably in Hong Kong, due to weaker equity markets and muted customer sentiment. The rise in cards activity resulted in higher fee expenses.
In GBM, net fee income decreased by $0.2bn. This was driven by higher fee expense, notably in our main entities in Hong Kong, mainly relating to GBM products sold to customers in other global
businesses. In Europe, fee expense grew in our private credit business, and we incurred higher interbank and clearing fee expense.
There was a decrease in corporate finance fee income, reflecting lower client activity in Europe, and a fall in broking income due to lower equity turnover. Global custody income also fell. This was partly offset by an increase in underwriting income, from an increase in syndicated fees in Europe and a rise in fees in the US following historical lows in 2022.
Net income from financial instruments held for trading or
managed on a fair value basis of $16.7bn was $6.4bn higher
compared with 2022. This reflected a rise in income, primarily relating to trading activities in GBM, for which the associated funding costs are reported in net interest income, notably in our main legal entities in Hong Kong and Europe. The rise also included a favourable movement on non-qualifying hedges of $0.5bn due to the non-
recurrence of fair value losses in 2022. These increases were partly offset by an adverse fair value movement on foreign exchange hedges related to the planned sale of our banking business in Canada.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $7.9bn compared with a net expense of $13.8bn in
2022. This increase reflected favourable movements on debt
Financial summary

104	HSBC Holdings plc
securities, due to movements in interest rates, and equities. The increases were notably in our portfolios in Hong Kong and France.
This favourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $7.8bn compared with an income of
$13.8bn in 2022, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $1.1bn increased by $0.3bn compared with 2022, primarily due to an increase in the release of the contractual service margin (‘CSM’). This primarily reflected a higher
CSM balance from higher new business written and favourable
assumption updates, primarily from updates to lapse rate
assumptions. The increase also reflected a reduction in losses from onerous contracts. Under IFRS 17, the measurement of the insurance contract liability takes into account fulfilment cash flows and a CSM representing the unearned profit. In contrast to the Group’s previous
IFRS 4 accounting where profits are recognised up front, under IFRS
17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
Gain on acquisition of $1.6bn related to the provisional gain recognised in respect of the acquisition of Silicon Valley Bank UK
Limited.
Impairment loss relating to the sale of the retail banking
operations in France was a net impairment reversal of $0.2bn in
2023, compared with an impairment of $2.3bn in 2022.
In accordance with IFRS 5 ‘Non-current Assets Held for Sale and
Discontinued Operations’, the disposal group was classified as held for sale on 30 September 2022, at which point the Group recognised the estimated impairment of $2.3bn, which included impairment of goodwill of $0.4bn and related transaction costs. In the first quarter of
2023, $2.1bn of this impairment loss was reversed as the sale became less certain. It was reinstated in the fourth quarter of 2023 as we reclassified these operations as held for sale and remeasured the disposal group at the lower of carrying value and fair value less costs to sell, resulting in a $2.0bn impairment loss, reflecting the final terms of the sale. The sale completed on 1 January 2024.
Other operating expense of $1.1bn was $0.9bn higher than in 2022.
The increase primarily related to losses in 2023 in Markets Treasury on asset disposals of $1.0bn relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities. These actions are accretive to net interest income and reduce the consumption of the Group‘s financial
resources.
The increased expense also included a loss of $0.3bn in 2023 relating to corrections to historical valuation estimates in our life insurance business, and losses related to the disposal of our New Zealand retail mortgage loan portfolio and the merger of HSBC Bank Oman in 2023 with Sohar International. These were partly offset by losses in 2022 relating to the disposal of our branch operations in Greece and the planned disposal of our business in Russia.
Change in expected credit losses and other credit impairment charges (‘ECL’) were a charge of $3.4bn, a decrease of $0.1bn or 4%
compared with 2022.
The charge in 2023 primarily comprised stage 3 net charges, notably related to mainland China commercial real estate sector exposures.
ECL charges in this sector were $1.0bn in 2023. The charge in 2023 also reflected the impact of continued economic uncertainty, rising interest rates and inflationary pressures. The charge in 2022 of $3.6bn included charges related to mainland China commercial real estate exposures of $1.3bn.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and
management judgemental adjustments, see pages 192 to 204.

Operating expenses
	Year ended
	2023	2022¹	2021
	$m	$m	$m
Gross employee compensation and benefits	19,623	19,288	19,612
Capitalised wages and salaries	(1,403)	(1,285)	(870)
Goodwill impairment	—	—	587
Property and equipment	4,285	4,949	5,145
Amortisation and impairment of intangibles	1,827	1,701	1,438
UK bank levy	339	13	116
Legal proceedings and regulatory matters	188	246	106
Other operating expenses[2]	7,211	7,789	8,486
Reported operating expenses	32,070	32,701	34,620
Currency translation	—	(399)	(2,376)
Constant currency operating expenses	32,070	32,302	32,244
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel. The decrease was driven by favourable currency translation differences and lower restructuring and other related costs following the completion of our cost-saving programme at the end of
2022.

Staff numbers (full-time equivalents)[1]
	2023	2022	2021
Global businesses
Wealth and Personal Banking	128,399	128,764	130,185
Commercial Banking	45,884	43,640	42,969
Global Banking and Markets	46,241	46,435	46,166
Corporate Centre	337	360	377
At 31 Dec	220,861	219,199	219,697
1  Represents the number of full-time equivalent people with contracts of service with the Group who are being paid at the reporting date.

HSBC Holdings plc	105
Operating expenses of $32.1bn were $0.6bn or 2% lower than in
2022, including a favourable impact of $0.4bn from foreign currency translation differences.
This was driven by lower restructuring and other related costs following the completion of our cost to achieve programme, which concluded at the end of 2022, as well as a $0.2bn reduction due to a reversal of historical asset impairments, and the effects of our continued cost discipline. There was also a favourable impact of
$0.2bn due to the impact of hyperinflationary accounting in Argentina in 2023.
These reductions were partly offset by an increase in technology costs, the impacts of inflation, a higher performance-related pay accrual and severance payments. In addition, the UK bank levy increased by $0.3bn, which included adjustments related to prior years, and we incurred a $0.2bn charge in the US relating to the FDIC special assessment.
The number of employees expressed in full-time equivalent staff
(‘FTE’) at 31 December 2023 was 220,861, an increase of 1,662 compared with 31 December 2022. The number of contractors at
31 December 2023 was 4,676, a decrease of 1,371.
Share of profit in associates and joint ventures of $2.8bn was
$0.1bn or 3% higher than in 2022, reflecting an increase in the share of profit from Saudi Awwal Bank (‘SAB’).
Impairment of interest in associate of $3.0bn related to our investment in BoCom.
We maintain a 19.03% interest in BoCom. Since our investment in
2004, BoCom has grown its business significantly to the extent that it has recently been designated as a global systemically important bank
(‘GSIB’).
For accounting purposes, the balance sheet carrying value attributed to BoCom represents our share of its net assets. We perform
quarterly impairment tests incorporating a value-in-use calculation, recognising the gap between this carrying value and the fair value
(based on the list share price). We have previously disclosed that the excess of the value-in-use calculation over its carrying value has been marginal in recent years, and that reasonably possible changes in assumptions could generate an impairment.
Recent macroeconomic, policy and industry factors resulted in a wider range of reasonably possible value-in-use outcomes for our
BoCom valuation. At 31 December 2023, the Group performed an impairment test on the carrying value which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying value. Our value-in-use calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions.
This impairment will have no material impact on HSBC’s capital, capital ratios or distribution capacity, and therefore no impact on dividends or share buy-backs. The insignificant impact on HSBC’s capital and CET1 ratio is due to the compensating release of regulatory capital deductions to offset the impairment charge.
We remain strategically committed to mainland China as
demonstrated by our recent announcements to acquire Citi’s retail wealth management portfolio and the investments made into
mainland China in recent years. BoCom remains a strong partner in
China, and we remain focused on maximising the mutual value of our partnership. Our positive views on the medium- and long-term structural growth opportunities in mainland China are unchanged.
For further details, see Note 18: Interests in associates and joint ventures on page 418.

Tax expense
	Year ended
	2023	2022
	$m	$m
Tax (charge)/credit
Reported	(5,789)	(809)
Currency translation	—	160
Constant currency tax (charge)/credit	(5,789)	(649)

Notable items
	Year ended
	2023	2022
	$m	$m
Tax
Tax (charge)/credit on notable items	207	1,026
Recognition of losses	—	2,333
Uncertain tax positions	427	(142)

Tax expense
The effective tax rate for 2023 of 19.1% was higher than the 4.7% in
2022. The effective tax rate for 2023 was increased by 2.3 percentage points by the non-deductible impairment of investments in associates, and reduced by 1.6 percentage points by the release of provisions for uncertain tax positions and reduced by 1.5 percentage points by the non-taxable accounting gain on the acquisition of SVB UK. The effective tax rate for 2022 was reduced by 12.8 percentage points by the recognition of a deferred tax asset on historical tax losses of
HSBC Holdings as a result of improved profit forecasts for the UK tax group. Excluding these items, the effective tax rates were 19.9% for
2023 and 17.5% for 2022.
Return on average tangible equity
In 2023, RoTE was 14.6%, compared with 10.0% in 2022. Excluding the impact of strategic transactions and the impairment of BoCom,
RoTE was 15.6%.
Supplementary table for planned
disposals
The income statements and selected balance sheet metrics for the year ended 31 December 2023 of our banking business in Canada and our retail banking operations in France are shown below.
The asset and liability balances relating to these planned disposals are reported on the Group balance sheet within ‘Assets held for sale’ and
‘Liabilities of disposal groups held for sale’, respectively, as at
31 December 2023.

Income statement and selected balance sheet metrics of disposal groups held for sale
	Year ended 2023
	Canada[1]	France retail[2]
	$bn	$bn
Revenue	2.0	0.3
ECL	—	—
Operating expenses	(1.0)	(0.6)
of which: costs expected to be exited	(0.7)	(0.4)
Profit before tax	0.9	(0.2)

Loans and advances to customers	56.1	16.9
Customer accounts	63.0	22.3
RWA[3]	31.9	4.1
1  Under the terms of the sale agreement, the pre-tax profit on sale will be recognised through a combination of the consolidation of HSBC
Canada’s results into the Group’s financial statements from 30 June
2022 until completion, and the remaining gain on sale recognised at completion.
2  France retail includes the transferring of the retail banking business,
HSBC SFH and associated supporting services. For further details, see
Note 23: Assets held for sale and liabilities of disposal groups held for sale on page 428.
3  Includes $3.5bn in Canada in respect of operational risk RWAs, and
$0.6bn associated with our retail banking business in France.
Financial summary

106	HSBC Holdings plc
2022 compared with 2021
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date.
Comparative data for 2021 has not been restated.
Net interest income (‘NII’) for 2022 was $30.4bn, an increase of
$3.9bn or 15% compared with 2021. The 2022 figure has been
restated to reflect the impact of the adoption of IFRS 17 ‘Insurance contracts‘ on 1 January 2023, which resulted in a reduction in net interest income of $2.2bn.
The  increase in NII reflected the benefit of rising global interest rates, while actively managing our pricing strategy and funding
requirements, with growth in all regions, notably in Asia and the UK.
NII for the fourth quarter of $9.0bn, which included an adverse impact from the IFRS 17 restatement of $0.6bn, was $2.2bn of 33% higher than in the fourth quarter of 2021. The increase was driven by higher interest rates and management of our funding costs, with growth in all legal entities, notably in Asia and the UK.
Net interest margin (‘NIM’) for 2022 of 1.42% included an adverse impact of the IFRS 17 restatement of 6bps. The remaining increase of
28 basis points (‘bps’), was due to an increase in the gross yield on
AIEA due to the rising interest rate environment. This was partly offset by a rise in the funding cost of average interest-bearing liabilities.
NIM for the fourth quarter of 2022 was 1.68%, up 49bps year on year, which included an adverse impact of 6bps due to the IFRS 17 restatement. The increase was driven by the impact of higher market interest rates.
Interest income for 2022 of $52.8bn, which included an adverse impact of $2.3bn from the IFRS 17 restatement, increased by $16.6bn or 46%. This was primarily due to higher average interest rates compared with 2021, as the yield on AIEA rose, mainly driven by loans and advances to customers, short-term funds, loans and advances to banks, and reverse repurchase agreements. However, mortgage yields rose more modestly due to competitive pressures and market factors in the UK and Hong Kong.
Interest income of $19.0bn in the fourth quarter, which included an adverse impact of $0.6bn from the IFRS 17 restatement, was up
$9.7bn compared with the fourth quarter of 2021. The increase was driven by the impact of higher interest rates, resulting in improved yields on loans and advances to customers and reverse repurchase agreements.
Interest expense for 2022 of $22.4bn increased by $12.8bn
compared with 2021. This reflected the increase in funding cost of
71bps, mainly arising from higher interest rates paid on interest-
bearing customer accounts, repurchase agreements and debt
securities in issue.
Included within net interest income in 2022 was a $2.5bn interest expense representing a component of centrally allocated funding costs associated with generating ‘net income from financial
instruments held for trading or managed on a fair value basis’. This compared with an interest expense of $0.4bn in 2021.
Interest expense of $10.0bn in the fourth quarter of 2022 was up
$7.5bn year on year, and up $3.9bn compared with the previous quarter. The steep rise in interest expense was mainly driven by higher funding cost on customer accounts as interest rates increased, particularly in Asia and Europe.
Net fee income of $11.8bn was $1.3bn lower than in 2021, and included an adverse impact from foreign currency translation differences of $0.6bn. Net fee income fell in WPB and GBM, although it increased in CMB.
In WPB, reported net fee income decreased by $0.6bn. The reduction was mainly in Wealth, as adverse market sentiment resulted in lower customer demand, mainly in Hong Kong. Fee income fell due to lower sales of unit trusts and from subdued customer demand in funds under management, as well as from lower broking income. Cards income grew as spending increased compared with 2021. This also resulted in higher fee expense.
In GBM, reported net fee income decreased by $0.9bn. This was driven by lower fee income from underwriting, in line with the reduction in the global fee pool. Fee income also decreased in credit facilities and in corporate finance, reflecting subdued client demand.
In CMB, reported net fee income increased by $0.1bn. Fee income grew in cards, as spending increased compared with 2021, and in account services, reflecting greater client activity in transaction banking, notably Global Payments Solutions (‘GPS’).
Net income from financial instruments held for trading or
managed on a fair value basis of $10.3bn was $2.5bn higher
compared with 2021. This primarily reflected a strong trading performance in Global Foreign Exchange due to increased client activity, driven by elevated levels of market volatility. This was partly offset by adverse fair value movements on non-qualifying hedges of
$0.5bn
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $13.8bn compared with a net income of $4.1bn in
2021. This reduction included a $10.4bn impact on the transition to
IFRS 17 following the re-designation of financial assets supporting policyholder liabilities to fair value through profit or loss classification.
Under IFRS 17, the offsetting increase in the carrying value of insurance contracts is reported within the ‘insurance finance income/
(expense)‘ line described below.
The remaining reduction reflected unfavourable equity market performances in Hong Kong and France. This compared with 2021, which benefited from favourable equity markets.
On the implementation of IFRS 17, new income statement lines associated with insurance accounting were introduced. Consequently, the previously reported IFRS 4 line items ‘Net insurance premium income‘ and ‘Net insurance claims and benefits paid and
movement in liabilities to policyholders‘ were removed.
Insurance finance income of $13.8bn represents the change in the carrying amount of insurance contracts arising from the effect of, and changes in, the time value of money and financial risk. For variable fee approach contracts, which represent more than 90% of HSBC’s
insurance contracts, the insurance finance income/(expense) includes the changes in the fair value of underlying items (excluding additions and withdrawals). It therefore has an offsetting impact to investment income earned on underlying assets supporting insurance contracts.
This includes an offsetting impact to the gains and losses on assets re-designated on transition to fair value through profit or loss, and which is now included in ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $0.8bn mainly relates to the release of the contractual service margin (’CSM’), which comprises the
insurance service income associated with insurance contracts held during the period.
Impairment losses related to the planned sale of our retail
banking operations in France was $2.3bn. In accordance with IFRS
5 ‘Non-current Assets Held for Sale and Discontinued Operations’, the
disposal group was classified as held for sale on 30 September 2022, at which point the Group recognised the estimated impairment of
$2.3bn, which included impairment of goodwill of $0.4bn and related transaction costs.
Other operating income was an expense of $0.3bn compared with an income of $1.7bn in 2021. The reduction reflected lower
revaluation gains of $0.6bn in our Principal Investments business in
GBM, losses of $0.4bn related to the planned sales of our branch operations in Greece and our business in Russia in 2022, as well as the non-recurrence of a prior year gain on the sale of a property in
Germany. In addition, there were also lower gains on the disposal of debt securities in Market Treasury. These reductions were partly

HSBC Holdings plc	107
offset by a gain of $0.1bn on the completion of our acquisition of AXA
Singapore.
Following the implementation of IFRS 17, we no longer recognise a
PVIF asset and the associated revenue is no longer reported, including the value of new business and changes to in-force book
PVIF from valuation adjustments and experience variances. PVIF gains of $0.1bn were recognised in 2021 with no equivalent amount
reported in 2022, as PVIF is no longer recognised following the transition to IFRS 17.
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
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of alternative/additional scenarios and management judgemental adjustments, see pages 185 to 194 of the
HSBC Holdings plc 20-F for the year ended 31 December 2022.
Operating expenses of $32.7bn were $1.9bn or 6% lower than in
2021, primarily as foreign currency translation differences resulted in a favourable impact of $2.0bn, and due to the non-recurrence of a
2021 goodwill impairment of $0.6bn related to our WPB business in
Latin America.
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
The number of employees expressed in full-time equivalent staff
(‘FTE’) at 31 December 2022 was 219,199, a decrease of 498
compared with 31 December 2021. The number of contractors at
31 December 2022 was 6,047, a decrease of 145 compared with
31 December 2021.
Share of profit in associates and joint ventures of $2.7bn was
$0.3bn lower, primarily as 2021 included a higher share of profit from
Business Growth Fund in the UK due to the recovery in asset
valuations. This was partly offset by an increase in the share of profit from Saudi Awwal Bank (‘SAB‘).
In relation to Bank of Communications Co., Limited (‘BoCom’), we
continued to be subject to a risk of impairment in the carrying value of our investment. We performed an impairment test on the carrying amount of our investment and confirmed there was no impairment at
31 December 2022.
For more information on the key assumptions in our VIU calculation, including the sensitivity of the VIU to each key assumption, see Note
18 on the financial statements of the HSBC Holdings plc 20-F for the year ended 31 December 2022.
Tax expense The effective tax rate for 2022 of 4.7% was lower than the 22.3% in 2021. Tax in 2022 included a $2.2bn credit arising from the recognition of a deferred tax asset from historical tax losses in
HSBC Holdings, which was recognised as a significant item (from 1
January 2023, termed a notable item). This was a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses and reduced uncertainty regarding their recoverability. We also benefited from other deferred tax asset reassessments during 2022. Excluding these, the effective tax rate for 2022 was 19.2%, which was 3.1 percentage points lower than in
2021. The effective tax rate for 2022 was also decreased by the remeasurement of deferred tax balances following the substantive enactment in the first quarter of 2022 of legislation to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023.
Further details are provided in Note 7 on the financial statements of the HSBC Holdings plc 20-F for the year ended 31 December 2022.
Financial summary

108	HSBC Holdings plc
Consolidated balance sheet

Five-year summary consolidated balance sheet
	2023	2022[1]	2021	2020	2019
	$m	$m	$m	$m	$m
Assets
Cash and balances at central banks	285,868	327,002	403,018	304,481	154,099
Trading assets	289,159	218,093	248,842	231,990	254,271
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	110,643	100,101	49,804	45,553	43,627
Derivatives	229,714	284,159	196,882	307,726	242,995
Loans and advances to banks	112,902	104,475	83,136	81,616	69,203
Loans and advances to customers	938,535	923,561	1,045,814	1,037,987	1,036,743
Reverse repurchase agreements – non-trading	252,217	253,754	241,648	230,628	240,862
Financial investments	442,763	364,726	446,274	490,693	443,312
Assets held for sale	114,134	115,919	3,411	299	123
Other assets	262,742	257,496	239,110	253,191	229,917
Total assets at 31 Dec	3,038,677	2,949,286	2,957,939	2,984,164	2,715,152
Liabilities
Deposits by banks	73,163	66,722	101,152	82,080	59,022
Customer accounts	1,611,647	1,570,303	1,710,574	1,642,780	1,439,115
Repurchase agreements – non-trading	172,100	127,747	126,670	111,901	140,344
Trading liabilities	73,150	72,353	84,904	75,266	83,170
Financial liabilities designated at fair value	141,426	127,321	145,502	157,439	164,466
Derivatives	234,772	285,762	191,064	303,001	239,497
Debt securities in issue	93,917	78,149	78,557	95,492	104,555
Insurance contract liabilities	120,851	108,816	112,745	107,191	97,439
Liabilities of disposal groups held for sale	108,406	114,597	9,005	—	—
Other liabilities	216,635	212,319	190,989	204,019	194,876
Total liabilities at 31 Dec	2,846,067	2,764,089	2,751,162	2,779,169	2,522,484
Equity
Total shareholders’ equity	185,329	177,833	198,250	196,443	183,955
Non-controlling interests	7,281	7,364	8,527	8,552	8,713
Total equity at 31 Dec	192,610	185,197	206,777	204,995	192,668
Total liabilities and equity at 31 Dec	3,038,677	2,949,286	2,957,939	2,984,164	2,715,152
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
A more detailed consolidated balance sheet is contained in the financial statements on page 358.

HSBC Holdings plc	109

Five-year selected financial information
	2023	2022[1]	2021	2020	2019
	$m	$m	$m	$m	$m
Called up share capital	9,631	10,147	10,316	10,347	10,319
Capital resources[2]	171,204	162,423	177,786	184,423	172,150
Undated subordinated loan capital	18	1,967	1,968	1,970	1,968
Preferred securities and dated subordinated loan capital[3]	36,413	29,921	28,568	30,721	33,063
Risk-weighted assets	854,114	839,720	838,263	857,520	843,395
Total shareholders’ equity	185,329	177,833	198,250	196,443	183,955
Less: preference shares and other equity instruments	(17,719)	(19,746)	(22,414)	(22,414)	(22,276)
Total ordinary shareholders’ equity	167,610	158,087	175,836	174,029	161,679
Less: goodwill and intangible assets (net of tax)	(11,900)	(11,160)	(17,643)	(17,606)	(17,535)
Tangible ordinary shareholders’ equity	155,710	146,927	158,193	156,423	144,144
Financial statistics
Loans and advances to customers as a percentage of customer accounts	58.2%	58.8%	61.1%	63.2%	72.0%
Average total shareholders’ equity to average total assets	6.01%	5.97%	6.62%	6.46%	6.97%
Net asset value per ordinary share at year-end ($)[4]	8.82	8.01	8.76	8.62	8.00
Tangible net asset value per ordinary share at year-end ($)[5]	8.19	7.44	7.88	7.75	7.13
Tangible net asset value per fully diluted share at year-end ($)	8.14	7.39	7.84	7.72	7.11
Number of $0.50 ordinary shares in issue (millions)	19,263	20,294	20,632	20,694	20,639
Basic number of $0.50 ordinary shares outstanding (millions)	19,006	19,739	20,073	20,184	20,206
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,135	19,876	20,189	20,272	20,280
Closing foreign exchange translation rates to $:
$1: £	0.784	0.830	0.739	0.732	0.756
$1: €	0.903	0.937	0.880	0.816	0.890
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
2Capital resources are regulatory total capital, the calculation of which is set out on page 242.
3 Including perpetual preferred securities, details of which can be found in Note 29: Subordinated liabilities on page 433.
4 The definition of net asset value per ordinary share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
5 The definition of tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF (for 2021, 2020 and 2019)
and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Combined view of customer lending and customer deposits
	2023	2022
	$m	$m
Loans and advances to customers	938,535	923,561
– of which: HSBC Innovation Bank Limited (formerly SVB UK)	7,955	—
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	73,285	80,576
–banking business in Canada	56,129	55,197
–retail banking operations in France	16,902	25,029
–other	254	350
Non-current assets held for sale	92	112
Combined customer lending	1,011,912	1,004,249
Currency translation	—	20,454
Combined customer lending at constant currency	1,011,912	1,024,703
Customer accounts	1,611,647	1,570,303
– of which: HSBC Innovation Bank Limited (formerly SVB UK)	6,019	—
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	85,950	85,274
–banking business in Canada	63,001	60,606
–retail banking operations in France	22,307	22,348
–other	642	2,320
Combined customer deposits	1,697,597	1,655,577
Currency translation	—	30,773
Combined customer deposits at constant currency	1,697,597	1,686,350
Balance sheet commentary compared with
31 December 2022
At 31 December 2023, total assets of $3.0tn were $89bn or 3%
higher on a reported basis and increased by $31bn or 1% on a constant currency basis.
Reported loans and advances to customers as a percentage of
customer accounts was 58.2% compared with 58.8% at
31 December 2022. The movement in this ratio reflected a higher growth in customer accounts than in lending.
Assets
Cash and balances at central banks decreased by $41bn or 13%, which included a $13bn favourable impact of foreign currency translation differences. The decrease was mainly in HSBC UK, reflecting a reduction in customer accounts and repurchase
agreements, as well as an increase in the deployment of our cash surplus into financial investments. Cash fell in HSBC Bank plc as our
European branches managed liquidity requirements and due to the completion of the sale of our retail banking operations in France. Cash also decreased in the UK as we deployed our commercial surplus into reverse repurchase agreements and financial investments.
Trading assets increased by $71bn or 33%, mainly as we captured increased client activity in equity and debt securities, particularly in
Hong Kong and HSBC Bank plc. The increase in trading assets also reflected the use of surplus liquidity to fund trading activities given the subdued demand for customer lending.
Derivative assets decreased by $54bn or 19%, mainly in Europe, reflecting adverse revaluation movements on interest rate contracts due to a stabilisation and downward shift in long-term yield curve rates in most major markets. Foreign exchange contracts also fell, primarily in HSBC Bank plc, as a result of reduced volatility in foreign exchange rate movements in 2023. The decrease in derivative assets was consistent with the decrease in derivative liabilities, as the underlying risk is broadly matched.
Financial summary

110	HSBC Holdings plc
Loans and advances to customers of $939bn increased by $15bn or
2% on a reported basis. This included a favourable impact of foreign currency translation differences of $18bn.
On a constant currency basis, loans and advances to customers fell by $3bn, reflecting the following movements.
In WPB, customer lending increased by $21bn, reflecting growth in mortgage balances, notably in our main legal entities in Hong Kong
(up $6bn), the UK (up $5bn), Mexico (up $1bn) and Australia (up
$1bn). There was an increase of $7.8bn in secured lending in our main entity in Europe following the reclassification of a portfolio of home loans previously classified as assets held for sale, relating to the sale of our retail banking operations in France. The increase also included growth of $3bn in credit card balances, mainly in our entities in Hong
Kong, the UK and Mexico. These increases were partly offset by reductions due to business divestments in Oman and New Zealand.
In GBM, lending fell by $16bn due to a reduction in term lending, primarily in our main legal entities in Hong Kong, including a reduction in the commercial real estate sector, and in Europe, reflecting muted client demand. Lending also fell by $1bn due to the merger of our operations in Oman with Sohar International. In addition there was a transfer of GBM customers to CMB in Australia and Indonesia, resulting in a $3bn reduction.
In CMB, customer lending was $7bn lower, mainly in our main legal entities in Hong Kong, including in the commercial real estate sector, and in the US, as well as in HSBC Bank plc, reflecting weaker client demand in a higher interest rate environment. Lending also fell by
$1bn due to the sale of our business in Oman. In HSBC UK, lending grew by $4bn, as an increase from the acquisition of SVB UK of $8bn partly mitigated reductions from clients repaying their facilities. The transfer of customers to CMB from GBM in Australia and Indonesia, referred to above, led to an increase of $3bn.
Financial investments increased by $78bn or 21%, mainly in Asia and Europe from the purchase of debt securities, treasury and other eligible bills, as we redeployed our commercial surplus to benefit from higher yield curves and enhance our hedging activities on net interest income. The increase was across both debt instruments held at fair value through other comprehensive income and instruments held at amortised cost.
Assets held for sale of $114bn primarily comprised the assets relating to the sale of our retail banking operations in France and the planned sale of our banking business in Canada. This balance was broadly stable compared with 2022, as a decrease of $8bn relating to the transfer to loans and advances to customers of a portfolio of secured home loans in France was largely offset by a transfer of cash into assets held for sale, related to the completion of the sale of our retail banking operations there.
Liabilities
Customer accounts of $1.6tn increased by $41bn or 3% on a
reported basis. This included a favourable impact of foreign currency translation differences of $28bn.
On a constant currency basis, customer accounts increased by $13bn, reflecting the following movements.
In WPB, customer accounts grew by $12bn, reflecting higher interest-
bearing term and money market deposit balances, as interest rates rose, primarily in our main legal entity in Asia, notably Hong Kong (up
$10bn, or 3%), Singapore (up $5bn, or 15%), Australia (up $3bn, or
19%), mainland China (up $3bn, or 19%) and Taiwan up ($2bn, or
34%). However, customer accounts fell by $14bn in HSBC UK,
reflecting cost of living and competitive pressures. There was also a reduction due to the sale of our business in Oman.
In CMB, customer accounts increased by $3bn. The growth included an increase of $6bn related to our acquisition of SVB UK, as well as increases in our entities in Asia, excluding Hong Kong, and in continental Europe, mainly in term and money market deposits. In addition, a transfer of customers from GBM to CMB in Australia and
Indonesia resulted in a rise of $4bn. These increases mitigated reductions in our main entities in Hong Kong and the UK and a reduction of $2bn due to the sale of our business in Oman.
In GBM, customer accounts were marginally lower, falling $2bn.
Balances fell in Hong Kong and the UK, although there was growth in continental Europe and Singapore. Balances fell by $1bn following the sale of our business in Oman, and by $4bn due to the transfer of customers from GBM to CMB in Australia and Indonesia.
Repurchase agreements – non-trading increased by $44bn or 35%, notably in HSBC Bank plc, reflecting higher client demand, and in our main entity in Asia due to a higher requirement for short-term funding.
Derivative liabilities decreased by $51bn or 18%, which is
consistent with the reduction in derivative assets, since the underlying risk is broadly matched.
Debt securities in issue increased by $16bn or 20%, due to a net increase in debt issuances.
Liabilities of disposal groups held for sale of $108bn primarily comprised the liabilities relating to the sale of our retail banking operations in France and the planned sale of our banking business in
Canada.
Equity
Total shareholders’ equity, including non-controlling interests, increased by $7bn or 4% compared with 31 December 2022.
Shareholders’ equity was increased by profits generated of $25bn and net gains through other comprehensive income (‘OCI’) of $5bn. These increases were partly offset by the impact of dividends paid of $12bn, the redemption of perpetual subordinated contingent convertible capital securities of $4bn and the impact of our $7bn share buy-back activities in 2023.
The net gains through OCI of $5bn included favourable movements of
$3bn on financial instruments designated as hold-to-collect-and-sell, which are held as hedges to our exposure to interest rate
movements. The favourable movement was a result of the fall in long-
term market yield curves in 2023. The net gain also included a favourable movement on cash flow hedges of $3bn and from the effects of hyperinflation of $2bn. These gains were partly offset by fair value losses on liabilities related to changes in own credit risk of
$1bn, as well as other smaller losses.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 31 December 2023, we recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $3.9bn related to these hold-to-collect-and-sell positions. This reflected a $2.6bn pre-
tax gain in 2023, inclusive of movements on related fair value hedges.
The gain in 2023 included a reduction in unrealised losses due to the disposal of securities as part of repositioning actions taken in this portfolio of $1.0bn. Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to collect-and-
sell instruments.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At
31 December 2023, there was a cumulative unrealised loss of $1.7bn, although the unrealised loss is not reflected on our balance sheet.
This included $1.0bn that related to debt instruments held to manage our interest rate exposure, representing a $0.8bn improvement during
2023.

HSBC Holdings plc	111
Risk-weighted assets
Risk-weighted assets (‘RWAs’) totalled $854.1bn at 31 December
2023, a $14.4bn increase since 2022, including foreign currency translation differences of $2.0bn. This was mainly due to:
–a $26.2bn increase in asset size, which was mostly attributed to
WPB lending growth and a rise in operational risk RWAs, offset by reduced lending in CMB and GBM;
–a $6.2bn increase from acquisitions, mainly from SVB UK, partly offset by a disposal of our Oman business; and
–a $19.9bn decrease in RWAs due to changes in methodology and policy.

Customer accounts by country/territory
	2023	2022[1]
	$m	$m
Hong Kong	543,504	542,543
UK	508,181	493,028
US	99,607	100,404
Singapore	73,547	61,475
Mainland China	56,006	56,948
France[1]	42,666	33,726
Australia	32,071	28,506
Germany	30,641	28,949
Mexico	29,423	25,531
UAE	24,882	23,331
India	24,377	22,636
Taiwan	16,949	15,316
Malaysia	15,983	16,008
Switzerland	8,047	5,167
Egypt	5,858	6,045
Indonesia	5,599	5,840
Türkiye	3,510	3,497
Other[2]	90,796	101,353
At 31 Dec	1,611,647	1,570,303
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
2At 31 December 2023, customer accounts of $86bn (2022: $85bn) met the criteria to be classified as held for sale and are reported within ‘Liabilities of disposal groups held for sale’ on the balance sheet, of which $63bn (2022: $61bn) and $22bn (2022: $22bn) belongs to the planned sale of the banking business in Canada and sale of our retail banking operations in France, respectively. Refer to Note 23 on page 428 for further details.

Loans and advances, deposits by currency
	At
	31 Dec 2023
$m	USD	GBP	HKD	EUR	CNY	Others[1]	Total
Loans and advances to banks	33,231	15,632	7,106	4,688	8,772	43,473	112,902
Loans and advances to customers	170,274	284,261	213,079	68,655	49,594	152,672	938,535
Total loans and advances	203,505	299,893	220,185	73,343	58,366	196,145	1,051,437
Deposits by banks	28,744	18,231	2,597	6,997	4,517	12,077	73,163
Customer accounts	441,967	423,725	305,520	128,444	63,535	248,456	1,611,647
Total deposits	470,711	441,956	308,117	135,441	68,052	260,533	1,684,810

	31 Dec 2022[2]
Loans and advances to banks	34,495	12,292	5,188	6,328	7,833	38,339	104,475
Loans and advances to customers	182,719	265,988	221,150	57,077	49,036	147,591	923,561
Total loans and advances	217,214	278,280	226,338	63,405	56,869	185,930	1,028,036
Deposits by banks	23,133	16,963	4,002	8,830	4,707	9,087	66,722
Customer accounts	430,866	422,087	312,052	112,399	63,032	229,867	1,570,303
Total deposits	453,999	439,050	316,054	121,229	67,739	238,954	1,637,025
1 ‘Others’ includes items with no currency information available of $1,592m for loans to banks (2022: $1,112m), $1,904m for loans to customers (2022:
$2,112m), $11m for deposits by banks (2022: $13m) and $8m for customer accounts (2022: $6m).
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.

RWAs by currency
	At
	31 Dec 2023
$m	USD	GBP	HKD	EUR	CNY	Others	Total
RWAs[1]	202,697	155,231	135,701	69,996	57,907	232,582	854,114

	31 Dec 2022
RWAs[1]	223,657	143,474	152,804	60,843	49,867	209,075	839,720
1 RWAs includes credit risk, market risk and operational risk RWAs.
Financial summary

112	HSBC Holdings plc
Average balance sheet
Average balance sheet and net interest income
Average balances and related interest are shown for the domestic operations of our principal commercial banks by legal entity. ‘Other trading entities’ comprise the operations of our principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations, including investment banking balances and transactions.
Average balances are based on daily averages for the principal areas of our banking activities with monthly or less frequent averages used elsewhere.
Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking and consumer finance entities, and the elimination entries are included within ‘Holding companies, shared service centres and intra-group eliminations’.
Net interest margin numbers are calculated by dividing net interest income as reported in the income statement by the average interest-
earning assets from which interest income is reported within the ‘Net interest income’ line of the income statement. Total interest-earning assets include credit-impaired loans where the carrying amount has been adjusted as a result of impairment allowances. In accordance with IFRSs, we recognise interest income on credit-impaired assets after the carrying amount has been adjusted as a result of
impairment. Fee income that forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

Assets
	2023			2022[1]
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Summary
Interest-earning assets measured at amortised cost (itemised below)	2,161,746	100,868	4.67	2,143,758	52,826	2.46
Trading assets and financial assets designated and otherwise mandatorily measured at fair value through profit or loss	215,435	6,598	3.06	206,398	4,386	2.13
Expected credit losses provision	(11,603)	N/A	N/A	(10,753)	N/A	N/A
Non-interest-earning assets	694,309	N/A	N/A	678,092	N/A	N/A
Total assets and interest income	3,059,887	107,466	3.51	3,017,495	57,212	1.90
Average yield on all interest-earning assets			4.52			2.43
Short-term funds and loans and advances to banks
HSBC Bank plc	174,004	6,201	3.56	178,340	1,535	0.86
HSBC UK Bank plc	100,780	3,486	3.46	120,954	1,713	1.42
The Hongkong and Shanghai Banking Corporation Limited	88,089	3,078	3.49	91,681	1,266	1.38
HSBC Bank Middle East Limited	6,289	354	5.63	5,125	121	2.36
HSBC North America Holdings Inc.	33,034	1,136	3.44	43,326	526	1.21
HSBC Bank Canada	102	2	1.96	6,143	77	1.25
Grupo Financiero HSBC, S.A. de C.V.	2,609	267	10.23	2,323	162	6.97
Other trading entities	12,752	807	6.33	12,190	230	1.89
Holding companies, shared service centres and intra-group eliminations	(13,985)	(561)	4.01	(14,423)	(53)	0.37
At 31 Dec	403,674	14,770	3.66	445,659	5,577	1.25

Loans and advances to customers
HSBC Bank plc	109,576	4,989	4.55	113,146	2,591	2.29
HSBC UK Bank plc	261,516	11,219	4.29	249,502	7,100	2.85
The Hongkong and Shanghai Banking Corporation Limited	467,179	21,821	4.67	489,742	14,254	2.91
HSBC Bank Middle East Limited	19,769	1,229	6.22	20,546	781	3.80
HSBC North America Holdings Inc.	54,129	3,175	5.87	55,766	1,979	3.55
HSBC Bank Canada	—	—	—	51,415	1,684	3.28
Grupo Financiero HSBC, S.A. de C.V.	24,844	3,406	13.71	20,177	2,374	11.77
Other trading entities	21,083	2,338	11.09	22,375	1,828	8.17
Holding companies, shared service centres and intra-group eliminations	(379)	(504)	132.98	(349)	(48)	13.75
At 31 Dec	957,717	47,673	4.98	1,022,320	32,543	3.18

Reverse repurchase agreements – banks[2]
HSBC Bank plc	53,042	3,177	5.99	32,587	644	1.98
HSBC UK Bank plc	1,700	69	4.06	1,685	22	1.31
The Hongkong and Shanghai Banking Corporation Limited	65,387	2,437	3.73	63,682	1,220	1.92
HSBC Bank Middle East Limited	3,105	171	5.51	2,696	53	1.97
HSBC North America Holdings Inc.	8,859	645	7.28	10,547	208	1.97
HSBC Bank Canada	—	—	—	1,851	19	1.03
Grupo Financiero HSBC, S.A. de C.V.	2,419	254	10.50	1,629	135	8.29
Other trading entities	3,825	604	15.79	2,238	231	10.32
Holding companies, shared service centres and intra-group eliminations	(25,187)	(871)	3.46	(10,318)	(307)	2.98
At 31 Dec	113,150	6,486	5.73	106,597	2,225	2.09

HSBC Holdings plc	113

Assets (continued)
	2023			2022[1]
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Reverse repurchase agreements – customers[2]
HSBC Bank plc	36,414	2,707	7.43	36,549	901	2.47
HSBC UK Bank plc	5,841	327	5.60	11,309	139	1.23
The Hongkong and Shanghai Banking Corporation Limited	49,010	970	1.98	45,268	374	0.83
HSBC Bank Middle East Limited	2,418	113	4.67	1,857	37	1.99
HSBC North America Holdings Inc.	34,842	3,756	10.78	28,956	1,108	3.83
HSBC Bank Canada	36	2	5.56	3,004	89	2.96
Grupo Financiero HSBC, S.A. de C.V.	269	31	11.52	215	12	5.58
Other trading entities	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(1,717)	(1)	0.06	(2,697)	1	(0.04)
At 31 Dec	127,113	7,905	6.22	124,461	2,661	2.14

Financial investments
HSBC Bank plc	51,179	1,866	3.65	46,640	776	1.66
HSBC UK Bank plc	27,025	891	3.30	19,003	268	1.41
The Hongkong and Shanghai Banking Corporation Limited	241,467	8,664	3.59	208,592	3,466	1.66
HSBC Bank Middle East Limited	10,682	451	4.22	9,249	136	1.47
HSBC North America Holdings Inc.	39,961	1,634	4.09	37,380	836	2.24
HSBC Bank Canada	—	—	—	13,695	252	1.84
Grupo Financiero HSBC, S.A. de C.V.	4,050	291	7.19	3,929	241	6.13
Other trading entities	11,091	1,908	17.20	13,004	1,513	11.63
Holding companies, shared service centres and intra-group eliminations	21,908	1,153	5.26	21,210	216	1.02
At 31 Dec	407,363	16,858	4.14	372,702	7,704	2.07

Other interest-earning assets
HSBC Bank plc	58,744	3,197	5.44	50,787	1,469	2.89
HSBC UK Bank plc	1,304	79	6.06	1,253	40	3.19
The Hongkong and Shanghai Banking Corporation Limited	11,182	744	6.65	10,697	250	2.34
HSBC Bank Middle East Limited	583	2	0.34	(1,522)	8	(0.53)
HSBC North America Holdings Inc.	3,720	233	6.26	4,703	101	2.15
HSBC Bank Canada	82,832	4,023	4.86	8,153	329	4.04
Grupo Financiero HSBC, S.A. de C.V.	650	24	3.69	589	8	1.36
Other trading entities	104	1,853	1,781.73	184	638	346.74
Holding companies, shared service centres and intra-group eliminations	(6,390)	(2,979)	46.62	(2,825)	(727)	25.73
At 31 Dec	152,729	7,176	4.70	72,019	2,116	2.94

Total interest-earning assets
HSBC Bank plc	482,959	22,137	4.58	458,049	7,916	1.73
HSBC UK Bank plc	398,166	16,071	4.04	403,706	9,282	2.30
The Hongkong and Shanghai Banking Corporation Limited	922,314	37,714	4.09	909,662	20,830	2.29
HSBC Bank Middle East Limited	42,846	2,320	5.41	37,951	1,136	2.99
HSBC North America Holdings Inc.	174,545	10,579	6.06	180,678	4,758	2.63
HSBC Bank Canada	82,970	4,027	4.85	84,261	2,450	2.91
Grupo Financiero HSBC, S.A. de C.V.	34,841	4,273	12.26	28,862	2,932	10.16
Other trading entities	48,855	7,510	15.37	49,991	4,440	8.88
Holding companies, shared service centres and intra-group eliminations	(25,750)	(3,763)	14.61	(9,402)	(918)	9.76
At 31 Dec	2,161,746	100,868	4.67	2,143,758	52,826	2.46
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

Equity and liabilities
	2023			2022[1]
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Summary
Interest-bearing liabilities measured at amortised cost (itemised below)	1,872,883	65,072	3.47	1,804,129	22,449	1.24
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	126,969	4,960	3.91	122,021	2,596	2.13
Non-interest bearing current accounts	253,741	N/A	N/A	310,595	N/A	N/A
Total equity and other non-interest bearing liabilities	806,294	N/A	N/A	780,750	N/A	N/A
Total equity and liabilities	3,059,887	70,032	2.29	3,017,495	25,045	0.83
Average cost on all interest-bearing liabilities			3.50			1.30
Financial summary

114	HSBC Holdings plc

Equity and liabilities (continued)
	2023			2022[1]
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Deposits by banks[2]
HSBC Bank plc	29,222	1,137	3.89	39,318	235	0.60
HSBC UK Bank plc	12,917	616	4.77	12,748	194	1.52
The Hongkong and Shanghai Banking Corporation Limited	22,416	507	2.26	28,897	239	0.83
HSBC Bank Middle East Limited	4,253	200	4.70	2,355	92	3.91
HSBC North America Holdings Inc.	8,150	315	3.87	8,177	88	1.08
HSBC Bank Canada	270	6	2.22	700	2	0.29
Grupo Financiero HSBC, S.A. de C.V.	540	101	18.70	657	69	10.50
Other trading entities	3,245	31	0.96	2,211	17	0.77
Holding companies, shared service centres and intra-group eliminations	(20,621)	(512)	2.48	(19,324)	(166)	0.86
At 31 Dec	60,392	2,401	3.98	75,739	770	1.02

Debt Securities in issue – non trading
HSBC Bank plc	38,067	1,887	4.96	36,187	694	1.92
HSBC UK Bank plc	18,285	759	4.15	16,566	448	2.70
The Hongkong and Shanghai Banking Corporation Limited	48,728	2,816	5.78	46,017	1,369	2.97
HSBC Bank Middle East Limited	1,970	73	3.71	2,221	47	2.12
HSBC North America Holdings Inc.	23,921	1,505	6.29	20,872	659	3.16
HSBC Bank Canada	741	51	6.88	11,816	293	2.48
Grupo Financiero HSBC, S.A. de C.V.	1,696	92	5.42	1,184	74	6.25
Other trading entities	1,643	155	9.43	1,934	178	9.20
Holding companies, shared service centres and intra-group eliminations	49,816	3,885	7.80	42,978	1,845	4.29
At 31 Dec	184,867	11,223	6.07	179,775	5,607	3.12

Customer accounts[3]
HSBC Bank plc	230,846	8,511	3.69	202,791	2,181	1.08
HSBC UK Bank plc	269,034	4,532	1.68	270,509	860	0.32
The Hongkong and Shanghai Banking Corporation Limited	702,788	14,523	2.07	694,032	4,156	0.60
HSBC Bank Middle East Limited	12,996	382	2.94	9,714	70	0.72
HSBC North America Holdings Inc.	77,557	2,731	3.52	76,652	809	1.06
HSBC Bank Canada	1	—	—	47,862	567	1.18
Grupo Financiero HSBC, S.A. de C.V.	22,579	1,489	6.59	19,121	783	4.09
Other trading entities	28,887	2,396	8.29	28,960	1,585	5.47
Holding companies, shared service centres and intra-group eliminations	(9,885)	(402)	4.07	(7,299)	(108)	1.48
At 31 Dec	1,334,803	34,162	2.56	1,342,342	10,903	0.81

Repurchase agreements – with banks[4]
HSBC Bank plc	22,132	1,915	8.65	13,098	282	2.15
HSBC UK Bank plc	656	34	5.18	191	4	2.09
The Hongkong and Shanghai Banking Corporation Limited	43,153	1,368	3.17	26,253	464	1.77
HSBC Bank Middle East Limited	1,982	99	4.99	1,355	23	1.70
HSBC North America Holdings Inc.	5,542	444	8.01	6,756	141	2.09
HSBC Bank Canada	—	—	—	514	12	2.33
Grupo Financiero HSBC, S.A. de C.V.	296	36	12.16	148	10	6.76
Other trading entities	737	114	15.47	333	48	14.41
Holding companies, shared service centres and intra-group eliminations	(24,798)	(1,009)	4.07	(12,986)	(286)	2.20
At 31 Dec	49,700	3,001	6.04	35,662	698	1.96

Repurchase agreements – with customers[4]
HSBC Bank plc	34,218	2,514	7.35	26,182	711	2.72
HSBC UK Bank plc	7,556	428	5.66	9,596	151	1.57
The Hongkong and Shanghai Banking Corporation Limited	22,496	994	4.42	14,401	228	1.58
HSBC Bank Middle East Limited	—	—	—	—	—	—
HSBC North America Holdings Inc.	31,161	3,538	11.35	28,597	1,025	3.58
HSBC Bank Canada	487	25	5.13	4,158	91	2.19
Grupo Financiero HSBC, S.A. de C.V.	3,429	382	11.14	2,239	178	7.95
Other trading entities	12	1	8.33	13	1	7.69
Holding companies, shared service centres and intra-group eliminations	(2,454)	(25)	1.02	(2,540)	2	(0.08)
At 31 Dec	96,905	7,857	8.11	82,646	2,387	2.89

HSBC Holdings plc	115

Equity and liabilities (continued)
	2023			2022[1]
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Other interest-bearing liabilities
HSBC Bank plc	65,326	3,498	5.35	61,942	1,458	2.35
HSBC UK Bank plc	607	19	3.13	736	11	1.49
The Hongkong and Shanghai Banking Corporation Limited	16,699	800	4.79	17,002	345	2.03
HSBC Bank Middle East Limited	92	14	15.22	79	2	2.53
HSBC North America Holdings Inc.	3,253	334	10.27	5,488	113	2.06
HSBC Bank Canada	70,814	2,519	3.56	8,390	233	2.78
Grupo Financiero HSBC, S.A. de C.V.	191	27	14.14	163	19	11.66
Other trading entities	271	1,046	385.98	238	367	154.20
Holding companies, shared service centres and intra-group eliminations	(11,037)	(1,829)	16.57	(6,073)	(464)	7.64
At 31 Dec	146,216	6,428	4.40	87,965	2,084	2.37

Total interest-bearing liabilities
HSBC Bank plc	419,811	19,462	4.64	379,517	5,561	1.47
HSBC UK Bank plc	309,055	6,388	2.07	310,346	1,668	0.54
The Hongkong and Shanghai Banking Corporation Limited	856,280	21,008	2.45	826,602	6,801	0.82
HSBC Bank Middle East Limited	21,293	768	3.61	15,724	234	1.49
HSBC North America Holdings Inc.	149,584	8,867	5.93	146,542	2,835	1.93
HSBC Bank Canada	72,313	2,601	3.60	73,440	1,198	1.63
Grupo Financiero HSBC, S.A. de C.V.	28,731	2,127	7.40	23,512	1,133	4.82
Other trading entities	34,795	3,743	10.76	33,689	2,196	6.52
Holding companies, shared service centres and intra-group eliminations	(18,979)	108	(0.57)	(5,243)	823	(15.70)
At 31 Dec	1,872,883	65,072	3.47	1,804,129	22,449	1.24
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2This includes interest-bearing bank deposits only. See page 120 for an analysis of all bank deposits.
3This includes interest-bearing customer accounts only. See page 120 for an analysis of all customer accounts.
4The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

Net interest margin[1]
	2023	2022[2]	2021
	%	%	%
HSBC Bank plc	0.55	0.51	0.49
HSBC UK Bank plc	2.43	1.89	1.53
The Hongkong and Shanghai Banking Corporation Limited	1.81	1.54	1.37
HSBC Bank Middle East Limited	3.62	2.38	1.66
HSBC North America Holdings Inc.	0.98	1.06	0.93
HSBC Bank Canada	1.54	1.49	1.19
Grupo Financiero HSBC, S.A. de C.V.	6.17	6.22	5.61
Other trading entities	7.71	4.49	3.17
At 31 Dec	1.66	1.42	1.20
1Net interest margin is calculated as net interest income divided by average interest-earning assets.
2  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.

Distribution of average total assets
	2023	2022[1]	2021
	%	%	%
HSBC Bank plc	30.0	29.0	30.0
HSBC UK Bank plc	14.0	14.0	14.0
The Hongkong and Shanghai Banking Corporation Limited	44.0	44.0	42.0
HSBC Bank Middle East Limited	2.0	2.0	2.0
HSBC North America Holdings Inc.	8.0	9.0	9.0
HSBC Bank Canada	3.0	3.0	3.0
Grupo Financiero HSBC, S.A. de C.V.	2.0	1.0	1.0
Other trading entities	2.0	2.0	2.0
Holding companies, shared service centres and intra-group eliminations	(5.0)	(4.0)	(3.0)
At 31 Dec	100.0	100.0	100.0
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
Financial summary

116	HSBC Holdings plc
Analysis of changes in net interest income and net interest expense
The following tables allocate changes in interest income and interest expense between volume and rate for 2023 compared with 2022, and for
2022 compared with 2021. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest income
		Increase/(decrease) in 2023 compared with 2022			Increase/(decrease) in 2022 compared with 2021
	2023	Volume	Rate	2022[1]	Volume	Rate	2021
	$m	$m	$m	$m	$m	$m	$m
Short-term funds and loans and advances to banks
HSBC Bank plc	6,201	(149)	4,815	1,535	134	1,244	157
HSBC UK Bank plc	3,486	(694)	2,467	1,713	(52)	1,633	132
The Hongkong and Shanghai Banking Corporation Limited	3,078	(122)	1,934	1,266	68	696	502
HSBC Bank Middle East Limited	354	65	168	121	(12)	99	34
HSBC North America Holdings Inc.	1,136	(356)	966	526	(129)	545	110
HSBC Bank Canada	2	(119)	44	77	(78)	126	29
Grupo Financiero HSBC, S.A. de C.V.	267	29	76	162	13	64	85
Other trading entities	807	36	541	230	(13)	164	79
Holding companies, shared service centres and intra-group eliminations	(561)	17	(525)	(53)	(10)	(20)	(23)
At 31 Dec	14,770	(1,547)	10,740	5,577	(35)	4,507	1,105

Loans and advances to customers
HSBC Bank plc	4,989	(159)	2,557	2,591	(535)	900	2,226
HSBC UK Bank plc	11,219	526	3,593	7,100	(522)	989	6,633
The Hongkong and Shanghai Banking Corporation Limited	21,821	(1,052)	8,619	14,254	36	3,619	10,599
HSBC Bank Middle East Limited	1,229	(49)	497	781	21	146	614
HSBC North America Holdings Inc.	3,175	(98)	1,294	1,979	34	400	1,545
HSBC Bank Canada	—	(1,684)	—	1,684	(16)	378	1,322
Grupo Financiero HSBC, S.A. de C.V.	3,406	641	391	2,374	198	327	1,849
Other trading entities	2,338	(143)	653	1,828	(74)	531	1,371
Holding companies, shared service centres and intra-group eliminations	(504)	(40)	(416)	(48)	5	35	(88)
At 31 Dec	47,673	(3,272)	18,402	32,543	(1,165)	7,637	26,071

Reverse repurchase agreements – with banks
HSBC Bank plc	3,177	1,226	1,307	644	(178)	685	137
HSBC UK Bank plc	69	1	46	22	11	10	1
The Hongkong and Shanghai Banking Corporation Limited	2,437	64	1,153	1,220	135	701	384
HSBC Bank Middle East Limited	171	23	95	53	13	24	16
HSBC North America Holdings Inc.	645	(123)	560	208	(45)	245	8
HSBC Bank Canada	—	(19)	—	19	4	11	4
Grupo Financiero HSBC, S.A. de C.V.	254	83	36	135	(15)	97	53
Other trading entities	604	251	122	231	5	(19)	245
Holding companies, shared service centres and intra-group eliminations	(871)	(514)	(50)	(307)	(52)	(152)	(103)
At 31 Dec	6,486	381	3,880	2,225	(91)	1,571	745

Reverse repurchase agreements – with customers
HSBC Bank plc	2,707	(7)	1,813	901	(30)	811	120
HSBC UK Bank plc	327	(306)	494	139	88	43	8
The Hongkong and Shanghai Banking Corporation Limited	970	75	521	374	155	155	64
HSBC Bank Middle East Limited	113	26	50	37	33	3	1
HSBC North America Holdings Inc.	3,756	636	2,012	1,108	103	970	35
HSBC Bank Canada	2	(165)	78	89	(29)	105	13
Grupo Financiero HSBC, S.A. de C.V.	31	6	13	12	8	(29)	33
Other trading entities	—	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(1)	1	(3)	1	—	1	—
At 31 Dec	7,905	166	5,078	2,661	619	1,768	274

HSBC Holdings plc	117

Interest income (continued)
		Increase/(decrease) in 2023 compared with 2022			Increase/(decrease) in 2022 compared with 2021
	2023	Volume	Rate	2022[1]	Volume	Rate	2021
	$m	$m	$m	$m	$m	$m	$m
Financial investments
HSBC Bank plc	1,866	162	928	776	(252)	335	693
HSBC UK Bank plc	891	264	359	268	(14)	102	180
The Hongkong and Shanghai Banking Corporation Limited	8,664	1,172	4,026	3,466	(765)	230	4,001
HSBC Bank Middle East Limited	451	61	254	136	(25)	100	61
HSBC North America Holdings Inc.	1,634	106	692	836	(123)	308	651
HSBC Bank Canada	—	(252)	—	252	26	149	77
Grupo Financiero HSBC, S.A. de C.V.	291	8	42	241	(17)	35	223
Other trading entities	1,908	(329)	724	1,513	151	575	787
Holding companies, shared service centres and intra-group eliminations	1,153	38	899	216	20	140	56
At 31 Dec	16,858	1,439	7,715	7,704	(1,395)	2,370	6,729

Interest expense
		Increase/(decrease) in 2023 compared with 2022			Increase/(decrease) in 2022 compared with 2021
	2023	Volume	Rate	2022[1]	Volume	Rate	2021
	$m	$m	$m	$m	$m	$m	$m
Deposits by banks
HSBC Bank plc	1,137	(392)	1,294	235	(39)	213	61
HSBC UK Bank plc	616	8	414	194	144	46	4
The Hongkong and Shanghai Banking Corporation Limited	507	(145)	413	239	(18)	190	67
HSBC Bank Middle East Limited	200	89	19	92	(15)	78	29
HSBC North America Holdings Inc.	315	(1)	228	88	—	84	4
HSBC Bank Canada	6	(10)	14	2	(4)	6	—
Grupo Financiero HSBC, S.A. de C.V.	101	(22)	54	69	(10)	29	50
Other trading entities	31	10	4	17	1	4	12
Holding companies, shared service centres and intra-group eliminations	(512)	(33)	(313)	(166)	(10)	(127)	(29)
At 31 Dec	2,401	(611)	2,242	770	(3)	575	198

Customer accounts
HSBC Bank plc	8,511	1,037	5,293	2,181	(54)	1,857	378
HSBC UK Bank plc	4,532	(7)	3,679	860	(57)	751	166
The Hongkong and Shanghai Banking Corporation Limited	14,523	165	10,202	4,156	35	2,187	1,934
HSBC Bank Middle East Limited	382	96	216	70	3	42	25
HSBC North America Holdings Inc.	2,731	36	1,886	809	(93)	707	195
HSBC Bank Canada	—	(567)	—	567	(26)	423	170
Grupo Financiero HSBC, S.A. de C.V.	1,489	228	478	783	62	310	411
Other trading entities	2,396	(6)	817	1,585	83	672	830
Holding companies, shared service centres and intra-group eliminations	(402)	(105)	(189)	(108)	(5)	(93)	(10)
At 31 Dec	34,162	(232)	23,491	10,903	(145)	6,949	4,099
Financial summary

118	HSBC Holdings plc

Interest expense (continued)
		Increase/(decrease) in 2023 compared with 2022			Increase/(decrease) in 2022 compared with 2021
	2023	Volume	Rate	2022[1]	Volume	Rate	2021
	$m	$m	$m	$m	$m	$m	$m
Repurchase agreements – with banks
HSBC Bank plc	1,915	782	851	282	(151)	406	27
HSBC UK Bank plc	34	24	6	4	(1)	5	—
The Hongkong and Shanghai Banking Corporation Limited	1,368	536	368	464	79	244	141
HSBC Bank Middle East Limited	99	31	45	23	10	12	1
HSBC North America Holdings Inc.	444	(97)	400	141	3	134	4
HSBC Bank Canada	—	(12)	—	12	4	6	2
Grupo Financiero HSBC, S.A. de C.V.	36	18	8	10	7	(5)	8
Other trading entities	114	62	4	48	26	—	22
Holding companies, shared service centres and intra-group eliminations	(1,009)	(480)	(243)	(286)	(79)	(180)	(27)
At 31 Dec	3,001	848	1,455	698	(98)	618	178

Repurchase agreements – with customers
HSBC Bank plc	2,514	591	1,212	711	25	645	41
HSBC UK Bank plc	428	(115)	392	151	63	87	1
The Hongkong and Shanghai Banking Corporation Limited	994	357	409	228	44	137	47
HSBC Bank Middle East Limited	—	—	—	—	—	—	—
HSBC North America Holdings Inc.	3,538	291	2,222	1,025	(11)	1,029	7
HSBC Bank Canada	25	(188)	122	91	9	74	8
Grupo Financiero HSBC, S.A. de C.V.	382	133	71	178	22	76	80
Other trading entities	1	—	—	1	1	—	—
Holding companies, shared service centres and intra-group eliminations	(25)	1	(28)	2	(1)	2	1
At 31 Dec	7,857	1,156	4,314	2,387	261	1,941	185

Debt securities in issue – non trading
HSBC Bank plc	1,887	93	1,100	694	(330)	671	353
HSBC UK Bank plc	759	71	240	448	(9)	61	396
The Hongkong and Shanghai Banking Corporation Limited	2,816	154	1,293	1,369	182	535	652
HSBC Bank Middle East Limited	73	(9)	35	47	(20)	29	38
HSBC North America Holdings Inc.	1,505	193	653	659	(21)	314	366
HSBC Bank Canada	51	(762)	520	293	(26)	86	233
Grupo Financiero HSBC, S.A. de C.V.	92	28	(10)	74	(50)	(3)	127
Other trading entities	155	(27)	4	178	(1)	69	110
Holding companies, shared service centres and intra-group eliminations	3,885	531	1,509	1,845	59	458	1,328
At 31 Dec	11,223	313	5,303	5,607	(430)	2,434	3,603
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

HSBC Holdings plc	119
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
rather than individual contractual repayment terms. The analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.

	2023	2022
	$m	$m
Maturity of 1 year or less
Loans and advances to banks	107,658	97,785
Loans and advances to customers	344,777	350,325
	452,435	448,110
Maturity after 1 year but within 5 years
Loans and advances to banks	5,086	6,628
Loans and advances to customers	272,772	276,826
	277,858	283,454
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	2,623	3,100
Variable interest rate	2,463	3,528
	5,086	6,628
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	60,734	62,582
Variable interest rate	212,038	214,244
	272,772	276,826
Maturity after 5 years but within 15 years
Loans and advances to banks	173	41
Loans and advances to customers	169,345	161,596
	169,518	161,637
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	173	41
Variable interest rate	—	—
	173	41
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	72,458	67,516
Variable interest rate	96,887	94,080
	169,345	161,596
Maturity after 15 years
Loans and advances to banks	—	90
Loans and advances to customers	162,713	146,262
	162,713	146,352
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—	90
Variable interest rate	—	—
	—	90
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	72,014	61,051
Variable interest rate	90,699	85,211
	162,713	146,262
Financial summary

120	HSBC Holdings plc
Deposits
The following tables summarise the average amount of bank
deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (that are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past two years.
The analysis of average deposits by legal entity is based on the legal entity in which the deposits are recorded and excludes balances with
HSBC companies.

Deposits by banks
	2023		2022
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank Plc	12,966		12,927
– demand and other – non-interest bearing	85	—	196	—
– demand – interest bearing	20	5.0	8	—
– time	12,861	4.6	12,723	1.4
– other	—	—	—	—
HSBC Bank plc	29,569		39,361
– demand and other – non-interest bearing	6,354	—	6,498	—
– demand – interest bearing	16,781	4.1	17,491	0.9
– time	6,113	4.0	15,126	0.2
– other	321	—	246	—
The Hong Kong and Shanghai Banking Corporation Limited	21,179		28,348
– demand and other – non-interest bearing	3,569	—	4,598	—
– demand – interest bearing	14,311	2.2	19,665	0.7
– time	3,295	4.9	4,079	2.2
– other	4	—	6	—
HSBC Bank Middle East Limited	1,517		1,297
– demand and other – non-interest bearing	140	—	152	—
– demand – interest bearing	558	1.3	523	0.4
– time	717	5.4	540	2.2
– other	102	—	82	—
HSBC North America Holdings Inc.	5,352		6,017
– demand and other – non-interest bearing	780	—	1,603	—
– demand – interest bearing	3,918	4.4	4,414	1.3
– time	654	5.4	—	—
– other	—	—	—	—
HSBC Bank Canada	—		162
– demand and other – non-interest bearing	—	—	77	—
– demand – interest bearing	—	—	14	—
– time	—	—	71	1.4
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V	540		657
– demand and other – non-interest bearing	—	—	—	—
– demand – interest bearing	43	11.6	31	6.4
– time	497	18.7	626	10.4
– other	—	—	—	—
Other trading entities	291		240
– demand and other – non-interest bearing	94	—	145	—
– demand – interest bearing	37	5.4	52	17.2
– time	160	11.3	43	9.4
– other	—	—	—	—
Total	71,414	3.4	89,009
– demand and other – non-interest bearing	11,022	—	13,269	—
– demand – interest bearing	35,668	3.4	42,198	0.9
– time	24,297	4.9	33,208	1.2
– other	427	—	334	—

HSBC Holdings plc	121

Customer accounts
	2023		2022
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank Plc	334,043		345,868
– demand and other – non-interest bearing	65,498	—	75,363	—
– demand – interest bearing	225,190	1.5	241,749	0.3
– savings	31,666	2.5	24,762	0.5
– time	11,538	3.8	3,859	1.3
– other	151	4.0	135	1.5
HSBC Bank plc	282,193		273,892
– demand and other – non-interest bearing	59,751	—	77,329	—
– demand – interest bearing	156,071	3.8	151,092	1.0
– savings	41,771	2.9	28,140	0.9
– time	22,647	4.4	16,435	1.7
– other	1,953	4.4	896	1.3
The Hong Kong and Shanghai Banking Corporation Limited	777,111		782,339
– demand and other – non-interest bearing	74,908	—	88,876	—
– demand – interest bearing	441,399	0.9	553,526	0.2
– savings	225,530	4.0	119,439	2.1
– time	35,274	4.5	20,493	1.9
– other	—	—	5	—
HSBC Bank Middle East Limited	31,265		28,202
– demand and other – non-interest bearing	18,308	—	18,586	—
– demand – interest bearing	6,255	1.8	6,309	0.5
– savings	5,414	3.6	3,246	1.0
– time	1,288	5.6	61	5.0
– other	—	—	—	—
HSBC North America Holdings Inc.	99,377		104,208
– demand and other – non-interest bearing	22,096	—	27,855	—
– demand – interest bearing	28,438	4.2	27,821	1.4
– savings	40,380	2.8	45,810	0.8
– time	8,463	4.8	2,722	2.4
– other	—	—	—	—
HSBC Bank Canada	—		53,883
– demand and other – non-interest bearing	—	—	6,022	—
– demand – interest bearing	—	—	16,583	1.1
– savings	—	—	30,945	1.7
– time	—	—	333	1.8
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	28,315	5.3	24,281
– demand and other – non-interest bearing	5,736	—	5,160	—
– demand – interest bearing	13,174	5.3	11,586	3.5
– savings	1,166	—	993	—
– time	8,239	9.6	6,542	5.8
– other	—	—	—	—
Other trading entities	40,516	4.3	44,475
– demand and other – non-interest bearing	11,720	—	15,616	—
– demand – interest bearing	11,936	—	15,164	12.7
– savings	10,476	16.7	9,845	2.0
– time	6,384	—	3,850	—
– other	—	—	—
Total	1,592,820	2.3	1,657,148
– demand and other – non-interest bearing	258,017	—	314,807	—
– demand – interest bearing	882,463	1.8	1,023,830	0.5
– savings	356,403	4.4	263,180	1.9
– time	93,833	5.0	54,295	2.3
– other	2,104	4.4	1,036	1.4
Financial summary

122	HSBC Holdings plc
Net charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.

Net charge-offs to average loans
	2023	2022
	%	%
Loans and advances to banks	—	—
Loans and advances to customers	0.38	0.24
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 188.
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
At 31 December 2023, the amount of uninsured deposits was $1.3tn
(31 December 2022: $1.3tn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	At 31 Dec 2023
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	$m	$m	$m	$m	$m
Uninsured time deposits	246,148	18,293	10,831	3,676	278,948

At 31 Dec 2022
Uninsured time deposits	202,777	14,935	8,436	4,894	231,042

HSBC Holdings plc	123

Global businesses and legal entities
Contents

124	Summary
124	Supplementary analysis of constant currency results and notable items by global business
127	Reconciliation of reported and constant currency risk-weighted assets
127	Supplementary tables for WPB and GBM
133	Global business financial performance 2022 compared with 2021
135	Analysis of reported results by legal entities
138	Summary information – legal entities and selected countries/ territories
143	Analysis by country/territory

Summary
The Group Chief Executive, supported by the rest of the Group
Executive Committee (‘GEC‘), reviews operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking, and
Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’ and are presented below and in Note 10: Segmental analysis on page 399.
On 1 January 2023, we updated our financial reporting framework and changed the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group’s structure.
The results of main legal entities are presented on a reported and constant currency basis, including HSBC UK Bank plc, HSBC Bank plc,
The Hongkong and Shanghai Banking Corporation Limited, HSBC
Bank Middle East Limited, HSBC North America Holdings Inc., HSBC
Bank Canada and Grupo Financiero HSBC, S.A. de C.V.
The results of legal entities are presented on a reported basis on page
135 and a constant currency basis on page 138.

Basis of preparation
The Group Chief Executive, supported by the rest of the GEC, is considered the Chief Operating Decision Maker (‘CODM’) for the
purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of constant currency performance. We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Constant currency performance information for 2022 and 2021 are presented as described on page 101. As required by IFRS 8, reconciliations of the total constant currency global business results to the Group’s reported results are presented on page 400.
Supplementary reconciliations from reported to constant currency results by global business are presented on pages 124 to 126 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’). A reconciliation of global business RoTE to the Group’s
RoTE is provided on page 147.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses and legal entities. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
HSBC Holdings incurs the liability of the UK bank levy, with the cost being recharged to its UK operating subsidiaries. The current year expense will be reflected in the fourth quarter as it is assessed on our balance sheet position as at 31 December.
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from Global Banking and Markets to Commercial
Banking for reporting purposes. Comparative data have been re-
presented accordingly. Similar smaller transfers from Global Banking and
Markets to Commercial Banking were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-
presented.

Supplementary analysis of constant currency results and notable items by global business

Constant currency results[1]
	2023
	Wealth and Personal Banking	Commercial Banking[2]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[3]	27,275	22,867	16,115	(199)	66,058
ECL	(1,058)	(2,062)	(326)	(1)	(3,447)
Operating expenses	(14,738)	(7,524)	(9,865)	57	(32,070)
Share of profit in associates and joint ventures	65	(1)	—	(257)	(193)
Profit/(loss) before tax	11,544	13,280	5,924	(400)	30,348
Loans and advances to customers (net)	454,878	309,422	173,966	269	938,535
Customer accounts	804,863	475,666	330,522	596	1,611,647
1In the current period constant currency results are equal to reported as there is no currency translation.
2In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
3  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Global businesses

124	HSBC Holdings plc

Notable items
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1,2,3]	4	1,591	—	(297)	1,298
Fair value movements on financial instruments[4]	—	—	—	14	14
Disposal losses on Markets Treasury repositioning	(391)	(316)	(270)	—	(977)
Operating expenses
Disposals, acquisitions and related costs	(53)	(55)	3	(216)	(321)
Restructuring and other related costs[5]	20	32	21	63	136
Impairment of interest in associate[6]	—	—	—	(3,000)	(3,000)
1  Includes the impact of the sale of our retail banking operations in France.
2  Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Includes fair value movements on the foreign exchange hedging of the expected proceeds from the planned sale of our banking operations in Canada.
4  Fair value movements on non-qualifying hedges in HSBC Holdings.
5  Amounts relate to reversals of restructuring provisions recognised during 2022.
6  Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 418.

Reconciliation of reported results to constant currency results – global businesses (continued)
	2022[1]
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[3]
Reported	21,103	16,494	14,899	(1,876)	50,620
Currency translation	(219)	(211)	(297)	(22)	(749)
Constant currency	20,884	16,283	14,602	(1,898)	49,871
ECL
Reported	(1,130)	(1,849)	(595)	(10)	(3,584)
Currency translation	(56)	(13)	22	1	(46)
Constant currency	(1,186)	(1,862)	(573)	(9)	(3,630)
Operating expenses
Reported	(14,415)	(7,052)	(9,383)	(1,851)	(32,701)
Currency translation	167	158	45	29	399
Constant currency	(14,248)	(6,894)	(9,338)	(1,822)	(32,302)
Share of profit/(loss) in associates and joint ventures
Reported	30	—	(2)	2,695	2,723
Currency translation	—	—	—	(121)	(121)
Constant currency	30	—	(2)	2,574	2,602
Profit/(loss) before tax
Reported	5,588	7,593	4,919	(1,042)	17,058
Currency translation	(108)	(66)	(230)	(113)	(517)
Constant currency	5,480	7,527	4,689	(1,155)	16,541
Loans and advances to customers (net)
Reported	422,309	311,957	188,940	355	923,561
Currency translation	11,813	4,906	1,262	6	17,987
Constant currency	434,122	316,863	190,202	361	941,548
Customer accounts
Reported	779,310	463,928	326,630	435	1,570,303
Currency translation	14,000	8,496	5,673	23	28,192
Constant currency	793,310	472,424	332,303	458	1,598,495
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc	125

Notable items (continued)
	2022[1]
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[2]	(2,212)	—	—	(525)	(2,737)
Fair value movements on financial instruments[3]	—	—	—	(618)	(618)
Restructuring and other related costs[4]	98	(16)	(184)	(145)	(247)
Operating expenses
Disposals, acquisitions and related costs	(7)	—	—	(11)	(18)
Restructuring and other related costs	(357)	(266)	(252)	(2,007)	(2,882)
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2  Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn (inclusive of
$0.4bn in goodwill impairments) related to the planned sale of the retail banking operations in France.
3  Fair value movements on non-qualifying hedges in HSBC Holdings.
4  Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Reconciliation of reported results to constant currency results – global businesses (continued)
	2021[1]
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[2]
Reported	22,117	13,743	14,276	(584)	49,552
Currency translation	(1,145)	(1,044)	(1,190)	(94)	(3,473)
Constant currency	20,972	12,699	13,086	(678)	46,079
ECL
Reported	288	397	240	3	928
Currency translation	(93)	(58)	(19)	—	(170)
Constant currency	195	339	221	3	758
Operating expenses
Reported	(16,306)	(7,213)	(10,045)	(1,056)	(34,620)
Currency translation	968	522	790	96	2,376
Constant currency	(15,338)	(6,691)	(9,255)	(960)	(32,244)
Share of profit/(loss) in associates and joint ventures
Reported	34	1	—	3,011	3,046
Currency translation	2	—	—	(241)	(239)
Constant currency	36	1	—	2,770	2,807
Profit/(loss) before tax
Reported	6,133	6,928	4,471	1,374	18,906
Currency translation	(268)	(580)	(419)	(239)	(1,506)
Constant currency	5,865	6,348	4,052	1,135	17,400
Loans and advances to customers (net)
Reported	488,786	353,182	203,106	740	1,045,814
Currency translation	(15,482)	(12,579)	(6,913)	(28)	(35,002)
Constant currency	473,304	340,603	196,193	712	1,010,812
Customer accounts
Reported	859,029	511,195	339,698	652	1,710,574
Currency translation	(24,262)	(15,703)	(17,392)	(30)	(57,387)
Constant currency	834,767	495,492	322,306	622	1,653,187
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2    Net operating income/(expense) before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	2021[1]
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Fair value movements on financial instruments[2]	—	—	—	(221)	(221)
Restructuring and other related costs[3]	14	(3)	(395)	77	(307)
Operating expenses
Impairment of non-financial items	(587)	—	—	—	(587)
Restructuring and other related costs	(296)	(83)	(195)	(1,262)	(1,836)
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Fair value movements on non-qualifying hedges in HSBC Holdings.
3  Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
Global businesses

126	HSBC Holdings plc
Reconciliation of reported and constant currency risk-weighted assets

	At 31 Dec 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	192.9	354.5	218.5	88.2	854.1
Constant currency	192.9	354.5	218.5	88.2	854.1

	At 31 Dec 2022
Risk-weighted assets
Reported	182.9	342.4	225.9	88.5	839.7
Currency translation	1.7	1.8	(0.1)	—	3.4
Constant currency	184.6	344.2	225.8	88.5	843.1

	At 31 Dec 2021
Risk-weighted assets
Reported	178.3	340.0	229.1	90.9	838.3
Currency translation	(6.1)	(15.9)	(8.4)	(1.4)	(31.8)
Constant currency	172.2	324.1	220.7	89.5	806.5
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
Supplementary tables for WPB and GBM
WPB constant currency performance by business unit
A breakdown of WPB by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

WPB – summary (constant currency basis)
		Consists of1
	Total WPB	Banking operations	Life insurance	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
2023
Net operating income before change in expected credit losses and other credit impairment charges[2]	27,275	22,279	1,462	2,252	1,282
– net interest income	20,491	19,055	282	1,155	(1)
– net fee income/(expense)	5,355	3,213	151	794	1,197
– other income	1,429	11	1,029	303	86
ECL	(1,058)	(1,056)	4	(6)	—
Net operating income	26,217	21,223	1,466	2,246	1,282
Total operating expenses	(14,738)	(11,474)	(682)	(1,627)	(955)
Operating profit	11,479	9,749	784	619	327
Share of profit in associates and joint ventures	65	15	50	—	—
Profit before tax	11,544	9,764	834	619	327

2022
Net operating income before change in expected credit losses and other credit impairment charges[2]	20,884	16,383	1,354	2,016	1,131
– net interest income	15,971	14,673	339	965	(6)
– net fee income/(expense)	5,307	3,260	154	788	1,105
– other income	(394)	(1,550)	861	263	32
ECL	(1,186)	(1,173)	(8)	(4)	(1)
Net operating income	19,698	15,210	1,346	2,012	1,130
Total operating expenses	(14,248)	(11,132)	(785)	(1,477)	(854)
Operating profit	5,450	4,078	561	535	276
Share of profit in associates and joint ventures	30	13	17	—	—
Profit before tax	5,480	4,091	578	535	276

HSBC Holdings plc	127

WPB – summary (constant currency basis) (continued)
	Total WPB	Consists of1
		Banking operations	Life insurance manufacturing[3]	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
2021
Net operating income before change in expected credit losses and other credit impairment charges[2]	20,972	15,527	2,512	1,777	1,156
– net interest income	13,447	10,563	2,256	630	(2)
– net fee income/(expense)	5,677	4,249	(603)	916	1,115
– other income	1,848	715	859	231	43
ECL	195	204	(21)	13	(1)
Net operating income	21,167	15,731	2,491	1,790	1,155
Total operating expenses	(15,338)	(12,379)	(629)	(1,538)	(792)
Operating profit	5,829	3,352	1,862	252	363
Share of profit in associates and joint ventures	36	19	17	—	—
Profit before tax	5,865	3,371	1,879	252	363
1  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the year ended
31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
3  We adopted IFRS 17 from 1 January 2023 and have restated 2022 financial data. Data for 2021 has not restated, and ‘Life insurance manufacturing’ is disclosed on the basis of preparation prevailing in 2021, which includes results from our manufacturing business only, with insurance distribution presented in ‘banking operations’.
Life insurance business performance
The following table provides an analysis of the performance of our life insurance business for the period. It comprises income earned by our insurance manufacturing operations within our WPB business, as well as income earned and costs incurred within our Wealth insurance distribution channels, consolidation and inter-company elimination entries.

Results of WPB’s life insurance business unit (constant currency basis)
	Year ended 31 Dec 2023
	Insurance manufac- turing operations	Wealth insurance and other[1]	Life insurance
	$m	$m	$m
Net interest income	283	(1)	282
Net fee income/(expense)	(27)	178	151
Other income	990	39	1,029
– insurance service results	1,127	(34)	1,093
– net investment returns (excluding net interest income)	(119)	30	(89)
– other operating income	(18)	43	25
Net operating income before change in expected credit losses and other credit impairment charges[2]	1,246	216	1,462
ECL	4	—	4
Net operating income	1,250	216	1,466
Total operating expenses	(571)	(111)	(682)
Operating profit	679	105	784
Share of profit/(loss) in associates and joint ventures	50	—	50
Profit before tax	729	105	834

	Year ended 31 Dec 2022[3]
Net interest income	345	(6)	339
Net fee income/(expense)	(31)	185	154
Other income	847	14	861
– insurance service results	861	(18)	843
– net investment returns (excluding net interest income)	(176)	(28)	(204)
– other operating income	162	60	222
Net operating income before change in expected credit losses and other credit impairment charges[2]	1,161	193	1,354
ECL	(8)	—	(8)
Net operating income	1,153	193	1,346
Total operating expenses	(594)	(191)	(785)
Operating profit	559	2	561
Share of profit/(loss) in associates and joint ventures	17	—	17
Profit before tax	576	2	578
1  ‘Wealth insurance and other’ includes fee income earned and operating expenses incurred within our Wealth distribution channels. It also includes the
IFRS 17 consolidation entries arising from transactions between our insurance manufacturing operations and Wealth distribution channels and with the wider Group, as well as allocations of central costs benefiting life insurance.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly. This table presents an IFRS 17-specific analysis of results and therefore does not include 2021 comparatives.
Global businesses

128	HSBC Holdings plc
WPB insurance manufacturing (constant currency basis)
The following table shows the results of our insurance manufacturing operations for our WPB business and for all global business segments in aggregate.

Results of insurance manufacturing operations[1,2,3]
	2023		2022		2021
	WPB	All global businesses	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m	$m	$m
Net interest income	283	320	345	370	2,255	2,430
Net fee expense	(27)	(14)	(31)	(16)	(599)	(629)
Other income	990	981	847	847	14,257	14,745
Insurance service result	1,127	1,125	861	866	—	—
–release of contractual service margin	1,094	1,094	902	902	—	—
–risk adjustment release	44	44	45	45	—	—
–experience variance and other	30	28	42	47	—	—
–loss from onerous contracts	(41)	(41)	(128)	(128)	—	—
Net investment returns (excluding net interest income)[4]	(119)	(125)	(176)	(187)	3,948	3,980
–insurance finance income/(expense)	(7,809)	(7,809)	13,850	13,853	—	—
–other investment income	7,690	7,684	(14,026)	(14,040)	3,948	3,980
Net insurance premium income	—	—	—	—	10,145	10,617
Other operating income	(18)	(19)	162	168	164	148
Total operating income	1,246	1,287	1,161	1,201	15,913	16,546
Net insurance claims and benefits paid and movement in liabilities to policyholders	—	—	—	—	(13,366)	(13,863)
Net operating income before change in expected credit losses and other credit impairment charges[5]	1,246	1,287	1,161	1,201	2,547	2,683
Change in expected credit losses and other credit impairment charges	4	4	(8)	(9)	(18)	(22)
Net operating income	1,250	1,291	1,153	1,192	2,529	2,661
Total operating expenses	(571)	(581)	(594)	(589)	(564)	(590)
Operating profit	679	710	559	603	1,965	2,071
Share of profit in associates and joint ventures	50	50	17	17	17	17
Profit before tax of insurance business operations[6]	729	760	576	620	1,982	2,088
Additional information
Insurance manufacturing new business contractual service margin (reported basis)	1,686	1,686	1,111	1,111	—	—
Consolidated Group new business contractual service margin (reported basis)	1,812	1,812	1,229	1,229	—	—
Annualised new business premiums of insurance manufacturing operations	3,797	3,797	2,354	2,354	2,777	2,830
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for 2022 have been restated accordingly; comparative data for 2021 are reported under IFRS 4 ‘Insurance Contracts’.
2Constant currency results are derived by adjusting for period-on-period effects of foreign currency translation differences. The impact of foreign currency translation differences on ‘All global businesses’ profit before tax was a $13m increase for 2022 and a $53m decrease in 2021.
3The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations. The ‘All global businesses‘ result consists primarily of WPB business, as well as a small proportion of CMB business.
4Net investment return under IFRS 17 for all global businesses for 2023 was $195m (2022: $183m), which consisted of net interest income, net income/(expenses) on assets held at fair value through profit or loss, and insurance finance income/(expense).
5Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
6The effect of applying hyperinflation accounting in Argentina on insurance manufacturing operations in all global business resulted in a decrease of
$41m in revenue in 2023 (2022: decrease of $7m, 2021: increase of $1m) and a decrease of $41m in profit before tax in 2023 (2022: decrease of $6m,
2021: increase of $1m).
Insurance manufacturing
The following commentary, unless otherwise specified, relates to the
‘All global businesses’ results.
Profit before tax of $0.8bn increased by $0.1bn compared with 2022.
This primarily reflected the following:
–Insurance service result of $1.1bn increased by $0.3bn compared with 2022. This was driven by an increase in the release of CSM of
$0.2bn as a result of a higher closing CSM balance from the effect of new business written and favourable assumption updates
primarily from updates to lapse rate assumptions. The improved insurance service result also reflected a reduction to losses from onerous contracts of $0.1bn, mainly in Hong Kong and Singapore, in part due to improved market conditions in 2023.
–Net investment return (excluding net interest income) increased by
$0.1bn, with positive asset returns in 2023 compared with losses in the prior period.
–Other operating income reduced by $0.2bn compared with 2022, and included a $0.3bn loss from corrections to historical valuation estimates, partly offset by gains of $0.2bn from reinsurance contracts in Hong Kong.
Profit before tax of $0.6bn in 2022 reduced by $1.5bn compared with
2021, primarily reflecting the change in reporting basis from IFRS 4
‘Insurance Contracts’ in 2021 to IFRS 17 ‘Insurance Contracts’ in
2022. Further information regarding the impact of transition is provided in Note 38 ‘Effects of adoption of IFRS 17’ on page 449.
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as
100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP in 2023 increased by 61%
compared with 2022, primarily from strong new business sales in
Hong Kong and a shift in product mix from single to multi-premium products.
Insurance equity plus CSM net of tax
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 31 December 2023, insurance equity plus
CSM net of tax was $16,583m (31 December 2022: $14,646m).

HSBC Holdings plc	129
At 31 December 2023, insurance equity plus CSM net of tax was calculated as insurance manufacturing operations equity of $7,731m plus CSM of $10,786m less tax of $1,934m. At 31 December 2022, it was calculated as insurance manufacturing operations equity of
$7,236m plus CSM of $9,058m less tax of $1,648m.
WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

WPB – reported wealth balances[1]
	2023	2022
	$bn	$bn
Global Private Banking invested assets	363	312
– managed by Global Asset Management	61	57
– external managers, direct securities and other	302	255
Retail invested assets	383	363
– managed by Global Asset Management	178	198
– external managers, direct securities and other	205	165
Asset Management third-party distribution	445	340
Reported invested assets[1]	1,191	1,015
Wealth deposits (Premier, Jade and Global Private Banking)[2]	536	503
Total reported wealth balances	1,727	1,518
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2023, $32bn of invested assets were classified as held for sale and are not included in the table above.
2Premier, Jade and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of $805bn (2022: $779bn) on page 124. At 31 December 2023, $42bn of wealth deposits were classified as held for sale and are not included in the table above.
Global businesses

130	HSBC Holdings plc
Asset Management: funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed, either actively or passively, on behalf of our customers. Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Asset Management – reported funds under management[1]
	2023	2022
	$bn	$bn
Opening balance	595	630
Net new invested assets	54	45
Net market movements	23	(36)
Foreign exchange and others	12	(44)
Closing balance	684	595

Asset Management – reported funds under management by legal entities
	2023	2022
	$bn	$bn
HSBC Bank plc	162	134
The Hongkong and Shanghai Banking Corporation Limited	198	184
HSBC North America Holdings Inc.	71	60
Grupo Financiero HSBC, S.A. de C.V.	15	8
Other trading entities[2]	238	209
Closing balance	684	595
1    Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Funds under management of $177bn in 2023 and $143bn in 2022 relating to our Asset Management entity in the UK are reported under ‘other trading entities’ in the table above.
At 31 December 2023, Asset Management funds under management amounted to $684bn, an increase of $89bn or 15%. The increase reflected net new invested assets of $54bn and a positive impact from market performances and foreign exchange translation. Net new invested assets were notably from additions in money market and exchange traded funds, as well as passive and private equity products.
Global Private Banking: client balances
Global Private Banking client balances comprises invested assets and deposits, which are translated at the rates of exchange applicable for their respective year-ends, with the effects of currency translation reported separately.

Global Private Banking – reported client balances[1]
	2023	2022
	$bn	$bn
Opening balance	383	423
Net new invested assets	17	18
Increase/(decrease) in deposits	9	(1)
Net market movements	19	(53)
Foreign exchange and others	19	(4)
Closing balance	447	383

Global Private Banking – reported client balances by legal entities
	2023	2022
	$bn	$bn
HSBC UK Bank plc	32	28
HSBC Bank plc	54	58
The Hongkong and Shanghai Banking Corporation Limited	209	174
HSBC North America Holdings Inc.	64	56
Grupo Financiero HSBC, S.A. de C.V.	3	—
Other trading entities	85	67
Closing balance	447	383
1Client balances are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. Customer deposits included in these client balances are on balance sheet.

HSBC Holdings plc	131
Retail invested assets
The following table shows the invested assets of our retail
customers. These comprise customer assets either managed by our
Asset Management business or by external third-party investment managers as well as self-directed investments by our customers.
Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	2023	2022
	$bn	$bn
Opening balance	363	434
Net new invested assets[1]	26	26
Net market movements	7	(47)
Foreign exchange and others	(13)	(50)
Closing balance	383	363

Retail invested assets by legal entities
	2023	2022
	$bn	$bn
HSBC UK Bank plc	29	27
HSBC Bank plc	31	27
The Hongkong and Shanghai Banking Corporation Limited	292	284
HSBC Bank Middle East Limited	3	2
HSBC North America Holdings Inc.	14	12
Grupo Financiero HSBC, S.A. de C.V.	9	7
Other trading entities	5	4
Closing balance	383	363
1‘Retail net new invested assets’ covers nine markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia,
Singapore, HSBC UK, UAE, US, Canada and Mexico. The net new invested assets relating to all other geographies is reported in ‘foreign exchange and others’.
WPB invested assets
Net new invested assets represents the net customer inflows from retail invested assets, Asset Management third-party distribution and
Global Private Banking invested assets. It excludes all customer deposits. The net new invested assets in the table below is non-
additive from the tables above, as net new invested assets managed by Asset Management that are generated by retail clients or Global
Private Banking will be recorded in both businesses.

WPB: Invested assets
	2023	2022
	$bn	$bn
Opening balance	1,015	1,119
Net new invested assets	84	80
Net market movements	43	(118)
Foreign exchange and others	49	(66)
Closing balance	1,191	1,015

WPB: Net new invested assets by legal entities
	2023	2022
	$bn	$bn
HSBC UK Bank plc	1	2
HSBC Bank plc	3	6
The Hongkong and Shanghai Banking Corporation Limited	47	59
HSBC Bank Middle East Limited	1	—
HSBC North America Holdings Inc.	7	8
HSBC Bank Canada	—	(1)
Grupo Financiero HSBC, S.A. de C.V.	5	1
Other trading entities	20	5
Total	84	80
Global businesses

132	HSBC Holdings plc
GBM: Securities Services and Issuer Services
Assets held in custody
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. Assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2023, we held $9.7tn of assets as custodian, an increase of 6% compared with 31 December 2022.
The balance comprised $8.8tn of assets in Securities Services, which were recorded at market value, and $0.9tn of assets in Issuer
Services, recorded at book value.
The increase was mainly in Securities Services balances. This was driven by net asset inflows in Europe and Asia, favourable market movements in Asia, North America and Latin America, and a positive impact of currency translation differences in Europe.
Assets under administration
Our assets under administration business includes the provision of bond and loan administration services, transfer agency services and the valuation of portfolios of securities and other financial assets on behalf of clients and complements the custody business. At
31 December 2023, the value of assets held under administration by the Group amounted to $4.9tn, which was 9% higher than at
31 December 2022. The balance comprised $2.9tn of assets in
Securities Services, which were recorded at market value, and $2.0tn of assets in Issuer Services, recorded at book value.
The increase was mainly driven by Securities Services balances due to net asset inflows in Europe and Asia together with a favourable impact of currency translation differences, market movements and onboarding of new clients in Europe. Issuer Services balances also rose driven by new issuances, notably in the US and the UK, as well as a favourable impact of currency translation differences in the UK.
Global business financial performance 2022 compared with 2021
Wealth and Personal Banking
From 1 January 2023, we adopted IFRS17 and have restated 2022 financial data. 2021 data is not restated, and ‘Life insurance manufacturing’ is disclosed on the basis of preparation prevailing in
2021, which includes results from our manufacturing business only, with insurance distribution presented in ‘investment distribution’.
2022 compared with 2021
Financial performance (on a constant currency basis)
Profit before tax of $5.5bn was $0.4bn or 7% lower than in 2021 on a constant currency basis. This reflected higher net interest income in
Personal Banking and Private Banking from rising interest rates, partly offset by a reduction in net interest income of $2.1bn due to the impact of the IFRS17 restatement. There was also a net ECL charge in 2022 of $1.2bn, compared with a net release of $0.2bn in 2021.
Revenue of $20.9bn was $0.1bn lower on a constant currency basis.
Net interest income grew in Personal Banking by $4.3bn due to rising interest rates and balance sheet growth in our main legal entities in the UK, Asia, Mexico and the Middle East. In addition, there was an increase in net interest income of $0.3bn in Global Private Banking.
This was offset by lower insurance revenue, mainly due to the adoption of IFRS 17 ’Insurance Contracts’, as well as from adverse equity markets performance in 2022 compared with a favourable performance in 2021, and an impairment of $2.4bn recognised
following the reclassification of our retail banking operations in France as held for sale on 30 September 2022.
In Personal Banking, revenue of $15.9bn was up $4.3bn or 37%.
–Net interest income was $4.3bn or 42% higher due to the positive impact of rising interest rates. This was supported by strong balance sheet growth in our main legal entities in the UK, Asia,
Mexico and the Middle East. Compared with 2021, deposit
balances in our main legal entity in Asia increased by $6bn.
Mortgage lending increased in the UK by $9bn and in Hong Kong by $3bn. In addition, unsecured lending increased in our main legal entities in Asia by 5% and Mexico by 18%.
In Wealth, revenue of $7.0bn was down by $1.8bn or 21%, notably from lower life insurance revenue as described above. However, our investments in Asia contributed to the generation of net new invested assets of $80bn during 2022.
–Life insurance revenue was $1.2bn or 46% lower compared with
2021. The 2022 figure has been restated to reflect the impact of the adoption of IFRS 17 on 1 January 2023, which resulted in a reduction in revenue of $1.1bn. The 2021 figure included positive market impacts of $0.5bn, reflecting favourable equity markets performance. This compared with adverse movements in equity
markets 2022, although the impact on revenue of these
movements were lower under IFRS 17 than under IFRS 4, as they are distributed over the remaining life of the impacted contracts.
The value of new business written in 2022 increased by $0.2bn or
23%, reflecting the launch of new products. In addition, there was a $0.3bn gain in 2022 following a pricing update for our
policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. We also recognised a
$0.1bn gain on the completion of our acquisition of AXA
Singapore.
–Investment distribution revenue was $0.9bn or 27% lower, as muted customer sentiment led to lower activity in equity markets, which compared with a strong 2021, and as Covid-19-related
restrictions in Hong Kong in early 2022 resulted in the temporary closure of parts of our branch network. Since then, restrictions have substantially been eased. In 2021, insurance distribution income of $0.5bn was reported in investment distribution, and from 1 January 2022 this income was reported in life insurance.
–In Global Private Banking, revenue was $0.2bn or 13% higher due to the positive impact of rising interest rates on net interest income. This increase was partly offset by a decline in brokerage and trading revenue, reflecting reduced client activity compared with a strong 2021.
–Asset management revenue was $25m or 2% lower, as adverse
market conditions led to unfavourable valuation movements. This was in part mitigated by growth in management fees from net
new invested assets of $45bn in 2022 and improved performance fees.
In Other, revenue fell by $2.5bn, notably from an impairment of
$2.4bn recognised following the reclassification of our retail banking operations in France as held for sale on 30 September 2022 and lower allocation of revenue from Markets Treasury.
ECL were a net charge of $1.2bn, reflecting a more normalised level of ECL charges, including provisions relating to a deterioration in the forward economic outlook from heightened levels of uncertainty and inflationary pressures. This compared with a net release of $0.2bn in
2021 from Covid-19-related allowances previously built up in 2020.
Operating expenses of $14.2bn were $1.1bn lower on a constant currency basis, in part due to the non-recurrence of a 2021 goodwill impairment of $0.6bn related to our WPB business in Latin America.
The increase also reflected continued investments, notably in wealth in Asia including the costs related to our AXA Singapore acquisition, and from the impact of higher inflation. These increases were partly offset by the benefits of our cost-saving initiatives.

HSBC Holdings plc	133
Commercial Banking
2022 compared with 2021
Financial performance (on a constant currency basis)
Profit before tax of $7.5bn was $1.2bn higher than in 2021 on a constant currency basis. This was driven by an increase in revenue across all CMB products and in all our main legal entities, notably in
Asia and the UK, and included a 149% increase in GPS net interest income. This was partly offset by a net ECL charge compared with a net release of ECL in 2021. Operating expenses remained stable, as increased investment spend was mitigated by continued cost
discipline.
Revenue of $16.3bn was $3.6bn or 28% higher on a constant
currency basis.
–In GPS, revenue increased by $3.6bn, with growth in all our main legal entities, particularly in Asia and the UK, driven by higher margins, reflecting interest rate rises and business repricing actions. Revenue also benefited from a 6% increase in average deposit balances. There was a 19% increase in fee income,
notably in cards and payments, with growth in all our main legal entities, notably in the UK, supported by the delivery of our strategic fee initiatives.
–In GTRF, revenue increased by $0.2bn or 13%, with growth in all our main legal entities, notably in the UK and Asia, driven by an increase in average balances, which rose by 17% compared with
2021 at improved margins. In addition, fee income grew by 4%
compared with 2021.
–In GBM products, Insurance and Investments and Other, revenue decreased by $0.2bn or 12%, reflecting the adverse effects of hyperinflation accounting in Türkiye and Argentina, as well as lower Markets Treasury and insurance revenue. This was partly offset by an 17% increase in collaboration revenue from GBM
products, notably Foreign Exchange.
ECL were a net charge of $1.9bn, compared with a net release of
$0.3bn in 2021. The charge in 2022 primarily related to stage 3 charges in Asia, mainly in the commercial real estate sector in mainland China, and higher charges in the UK reflecting heightened levels of uncertainty and inflationary pressures. This compared with a net release in 2021 of Covid-19-related allowances previously built up in 2020
Operating expenses of $6.9bn remained broadly stable (up 3%). The continued investment in technology and the impact of higher inflation were mitigated by continued cost discipline on discretionary spend and through hiring efficiencies, as well as from the impact of our cost-
saving initiatives.
Global Banking and Markets
2022 compared with 2021
Financial performance (on a constant currency basis)
Profit before tax of $4.7bn was $0.6bn or 16% higher than in 2021 on a constant currency basis. Growth in revenue of $1.5bn or 12% was partly offset by a net ECL charge in 2022 of $0.6bn, compared with a net release in 2021 of $0.2bn, and from an increase of $0.1bn in operating expenses.
Revenue of $14.6bn was $1.5bn or 12% higher compared with 2020, on a constant currency basis. The increase reflected growth in GPS net interest income from higher interest rates, and a strong Markets and Securities Services performance driven by increased client activity and disciplined risk management. In MSS, revenue increased by $1.2bn or 15%.
–In Securities Services, revenue grew by $0.2bn or 14% from
higher net interest income as global interest rates rose, partly offset by reduced fee income from lower market levels.
–In Global Debt Markets, revenue fell by $0.1bn or 15%, reflecting lower primary issuances and challenging market conditions.
–In Global Foreign Exchange, revenue growth of $1.0bn or 34%
reflected increased client activity due to elevated market volatility and the combined macroeconomic impacts of rising inflation,
higher interest rates and a strengthening of the US dollar, as well as a strong trading performance.
–In Equities, revenue fell by $0.2bn or 13% in the context of a strong prior year and lower client activity in 2022.
–In Securities Financing, revenue increased by $0.1bn or 11%, driven by client franchise growth and a strong trading
performance.
–In Banking, revenue increased by $0.9bn or 15%.
–In GPS, revenue increased by $1.3bn or 82%, driven by margin growth as a result of the rising global interest-rate environment and business pricing actions, together with active portfolio management and average balance growth. Fee income grew in all regions from the continued delivery of our strategic initiatives.
–Capital Markets and Advisory revenue decreased $0.4bn or 38%, primarily from lower fees in line with the reduced global fee pool and adverse valuation movements on leveraged loans, net of
hedging.
In GBM Other, Principal Investments revenue declined by $0.5bn, as
2022 included lower valuation gains compared with 2021. There was also a reduction in revenue from Markets Treasury and the impact of hyperinflationary accounting, which are allocated to the global businesses. GBM Other also included a loss of $0.1bn from a buy-back of legacy securities
ECL were net charge of $0.6bn on a constant currency basis. This included stage 3 charges predominantly in the commercial real estate sector in mainland China, and in Europe, which also reflected allowances due to a deterioration in the forward economic outlook given the heightened levels of uncertainty and inflationary pressures.
This compared with a net release of $0.2bn in 2021 of Covid-19-
related allowances previously built up in 2020.
Operating expenses of $9.3bn increased by $0.1bn or 1% on a
constant currency basis, as the impact of higher inflation and strategic investments were in part mitigated by our ongoing cost discipline.
Corporate Centre
2022 compared with 2021
Loss before tax of $1.2bn was a $2.3bn reduction compared with a profit of $1.1bn in 2021 on a constant currency basis due to a reduction in revenue, higher costs and a lower share of profit in associates and joint ventures.
Revenue decreased by $1.2bn on a constant currency basis. This was primarily due to higher adverse fair value movements on financial instruments, as well as the impacts of the restructuring of our business in Europe in 2022, including losses associated with the planned sale of our branch operations in Greece and losses related to the planned disposal of our operations in Russia. In addition, lower revenue included losses related to our RWA reduction programme.
Operating expenses increased by $0.9bn or 90% compared with 2021 on a constant currency basis. This reflected an increase in
restructuring and other related costs, partly offset by a favourable allocation of the UK bank levy and related prior year credits. Since
2021, the UK bank levy and any related credits have been allocated across our global businesses and Corporate Centre, primarily to GBM
Share of profit in associates and joint ventures of $2.6bn decreased by $0.2bn or 7% on a constant currency basis, primarily as 2021 included a higher share of profit from BGF in the UK, due to a recovery in asset valuations. This was partly offset by an increase in the share of profit from SAB.
Global businesses

134	HSBC Holdings plc
Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	9,684	2,674	16,705	1,551	1,712	1,275	2,148	3,765	(3,718)	35,796
Net fee income	1,597	1,527	4,859	475	1,237	559	581	1,225	(215)	11,845
Net income from financial instruments held for trading or managed on a fair value basis	516	4,220	9,507	397	729	110	437	1,054	(309)	16,661
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,438	6,258	—	—	—	39	323	(171)	7,887
Insurance finance income/(expense)	—	(1,460)	(6,237)	—	—	—	(44)	(166)	98	(7,809)
Insurance service result	—	154	838	—	—	—	87	9	(10)	1,078
Other income/(expense)[1]	1,608	736	(31)	2	185	22	65	(1,481)	(506)	600
Net operating income before change in expected credit losses and other credit impairment charges[2]	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
Change in expected credit losses and other credit impairment charges	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
Net operating income	12,882	9,077	30,258	2,335	3,769	1,920	2,617	4,450	(4,697)	62,611
Total operating expenses excluding impairment of goodwill and other intangible assets	(4,602)	(6,483)	(13,379)	(1,095)	(3,473)	(1,049)	(1,823)	(2,631)	2,180	(32,355)
Impairment of goodwill and other intangible assets	(10)	97	(16)	(1)	222	—	(3)	(4)	—	285
Operating profit/(loss)	8,270	2,691	16,863	1,239	518	871	791	1,815	(2,517)	30,541
Share of profit in associates and joint ventures less impairment[3]	—	(52)	(696)	—	—	—	14	544	(3)	(193)
Profit/(loss) before tax	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	27.2	8.7	53.3	4.1	1.7	2.9	2.6	7.8	(8.3)	100.0
Cost efficiency ratio	34.4	68.7	42.0	45.2	84.2	53.4	55.1	55.7	45.1	48.5
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Total assets	423,029	896,682	1,333,911	50,612	252,339	90,731	47,309	59,051	(114,987)	3,038,677
Customer accounts	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
Risk-weighted assets[4,5]	129,211	131,468	396,677	24,294	72,248	31,890	32,639	59,574	6,704	854,114

HSBC Holdings plc	135

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2022[6]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	7,615	2,357	14,031	903	1,922	1,251	1,796	2,244	(1,742)	30,377
Net fee income	1,536	1,601	4,924	458	1,223	598	455	1,127	(152)	11,770
Net income from financial instruments held for trading or managed on a fair value basis	472	3,564	5,270	360	485	76	351	639	(939)	10,278
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	(1,761)	(12,117)	—	—	—	(9)	66	(10)	(13,831)
Insurance finance income/(expense)	—	1,431	12,407	—	—	—	3	(32)	(10)	13,799
Insurance service result	—	149	636	—	—	—	50	(20)	(6)	809
Other income/(expense)[1]	148	(1,920)	491	22	533	29	67	(521)	(1,431)	(2,582)
Net operating income before change in expected credit losses and other credit impairment charges[2]	9,771	5,421	25,642	1,743	4,163	1,954	2,713	3,503	(4,290)	50,620
Change in expected credit losses and other credit impairment charges	(563)	(292)	(2,090)	21	(20)	(84)	(507)	(61)	12	(3,584)
Net operating income	9,208	5,129	23,552	1,764	4,143	1,870	2,206	3,442	(4,278)	47,036
Total operating expenses excluding impairment of goodwill and other intangible assets	(4,667)	(6,497)	(13,011)	(1,033)	(3,429)	(1,017)	(1,631)	(2,359)	1,090	(32,554)
Impairment of goodwill and other intangible assets	(54)	11	(42)	(3)	(9)	(21)	(5)	(2)	(22)	(147)
Operating profit/(loss)	4,487	(1,357)	10,499	728	705	832	570	1,081	(3,210)	14,335
Share of profit in associates and joint ventures less impairment	—	(38)	2,400	—	—	—	13	351	(3)	2,723
Profit/(loss) before tax	4,487	(1,395)	12,899	728	705	832	583	1,432	(3,213)	17,058
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	26.3	(8.2)	75.6	4.3	4.1	4.9	3.4	8.4	(18.8)	100.0
Cost efficiency ratio	48.3	119.6	50.9	59.4	82.6	53.1	60.3	67.4	24.9	64.6
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	245,921	86,964	473,985	19,762	54,159	—	20,446	22,325	(1)	923,561
Total assets	412,522	863,308	1,297,806	48,086	239,117	94,604	39,939	67,345	(113,441)	2,949,286
Customer accounts	336,086	253,075	784,236	29,893	100,404	—	25,531	41,078	—	1,570,303
Risk-weighted assets[4,5]	110,919	127,017	406,985	22,490	72,446	31,876	26,744	60,289	8,144	839,720
Legal entities

136	HSBC Holdings plc

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2021
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	6,397	2,411	12,623	633	1,809	978	1,542	1,586	(1,490)	26,489
Net fee income	1,484	1,945	5,828	445	1,426	634	406	1,044	(115)	13,097
Net income from financial instruments held for trading or managed on a fair value basis	437	2,382	3,649	275	226	89	272	474	(60)	7,744
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,670	2,340	—	—	—	4	44	(5)	4,053
Insurance finance income/(expense)	—	—	—	—	—	—	—	—	—	—
Insurance service result	—	—	—	—	—	—	—	—	—	—
Other income/(expense)	278	16	(1,446)	55	595	67	136	(152)	(1,380)	(1,831)
Net operating income before loan impairment (charges)/recoveries and other credit risk provisions[2]	8,596	8,424	22,994	1,408	4,056	1,768	2,360	2,996	(3,050)	49,552
Change in expected credit losses and other credit impairment (charges)/recoveries	1,362	239	(840)	142	205	37	(224)	2	5	928
Net operating income	9,958	8,663	22,154	1,550	4,261	1,805	2,136	2,998	(3,045)	50,480
Total operating expenses excluding impairment of goodwill and other intangible assets	(5,147)	(7,448)	(12,975)	(955)	(3,678)	(1,036)	(1,558)	(2,060)	970	(33,887)
Impairment of goodwill and other intangible assets	(25)	(63)	(24)	(3)	(5)	(8)	(7)	(6)	(592)	(733)
Operating profit/(loss)	4,786	1,152	9,155	592	578	761	571	932	(2,667)	15,860
Share of profit in associates and joint ventures less impairment	—	263	2,486	—	—	—	17	280	—	3,046
Profit/(loss) before tax	4,786	1,415	11,641	592	578	761	588	1,212	(2,667)	18,906
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	25.3	7.5	61.6	3.1	3.1	4.0	3.1	6.4	(14.1)	100.0
Cost efficiency ratio	60.2	89.2	56.5	68.0	90.8	59.0	66.3	69.0	12.4	69.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	264,624	122,954	492,523	18,623	52,678	54,226	18,043	22,142	1	1,045,814
Total assets	468,362	807,541	1,259,270	46,773	261,335	94,570	35,525	66,425	(81,862)	2,957,939
Customer accounts	381,482	270,975	792,099	26,802	111,921	58,071	23,583	45,643	(2)	1,710,574
Risk-weighted assets[4,5]	113,501	136,038	393,742	22,855	77,775	30,198	24,578	56,112	9,072	838,263
1Other income/(expense) in this context comprises gain on acquisitions, impairment gain/(loss) relating to the sale of our retail banking operations in
France, and other operating income/(expense).
2  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
4Risk-weighted assets are non-additive across the principal entities due to market risk diversification effects within the Group.
5Balances are on a third-party Group consolidated basis.
6  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

HSBC Holdings plc	137
Summary information – legal entities and selected countries/territories

Legal entity reported and constant currency results¹
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
ECL	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
Operating expenses	(4,612)	(6,386)	(13,395)	(1,096)	(3,251)	(1,049)	(1,826)	(2,635)	2,180	(32,070)
Share of profit in associates and joint ventures	—	(52)	(696)	—	—	—	14	544	(3)	(193)
Profit/(loss) before tax	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
Loans and advances to customers (net)	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Customer accounts	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi
Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1,286m. Supplementary analysis is provided on page 145 to provide a fuller picture of the MENAT regional performance.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Legal entity results: notable items
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	1,591	(14)	—	—	—	—	—	—	(279)	1,298
Fair value movements on financial instruments[4]	—	—	—	—	—	—	—	—	14	14
Restructuring and other related costs	—	361	—	—	—	—	—	—	(361)	—
Disposal losses on Markets Treasury repositioning	(145)	(94)	(473)	(20)	(246)	—	—	—	1	(977)
Operating expenses
Disposals, acquisitions and related costs	(45)	(111)	—	—	(11)	(115)	—	—	(39)	(321)
Restructuring and other related costs[5]	20	30	10	2	10	—	6	2	56	136
Impairment of interest in associate[6]	—	—	(3,000)	—	—	—	—	—	—	(3,000)
1  Includes the impacts of the sale of our retail banking operations in France.
2  Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Includes fair value movements on the foreign exchange hedging of the expected proceeds from the planned sale of our banking operations in Canada.
4  Fair value movements on non-qualifying hedges in HSBC Holdings.
5  Balances relate to reversals of restructuring provisions recognised during 2022.
6  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

Selected countries/territories results[1]
	2023
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]	19,092	20,611	3,923	3,796	3,313
ECL	(594)	(1,529)	(93)	(94)	(696)
Operating expenses	(12,485)	(8,244)	(2,713)	(3,251)	(1,826)
Share of profit/(loss) in associates and joint ventures	(53)	30	(746)	—	14
Profit before tax	5,960	10,868	371	451	805
Loans and advances to customers (net)	309,262	279,551	44,275	54,829	26,410
Customer accounts	508,181	543,504	56,006	99,607	29,423
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2  UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Legal entities

138	HSBC Holdings plc

Selected countries/territories results: notable items
	2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3,4]	1,272	—	—	—	—
Fair value movements on financial instruments[5]	14	—	—	—	—
Disposal losses on Markets Treasury repositioning	(239)	(473)	—	(246)	—
Operating expenses
Disposals, acquisitions and related costs	(71)	(1)	(5)	(11)	—
Restructuring and other related costs[6]	75	9	4	10	6
Impairment of interest in associate[7]	—	—	(3,000)	—	—
1UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2  Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Includes the impairment gain relating to the sale of our retail banking operations in France.
4  Includes fair value movements on the foreign exchange hedging of the expected proceeds from the planned sale of our banking operations in Canada.
5  Fair value movements on non-qualifying hedges in HSBC Holdings.
6  Balances relates to reversals of restructuring provisions recognised during 2022.
7  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

Legal entity reported and constant currency results (continued)
	2022[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]
Reported	9,771	5,421	25,642	1,743	4,163	1,954	2,713	3,503	(4,290)	50,620
Currency translation	125	(11)	(278)	3	—	(67)	370	(789)	(102)	(749)
Constant currency	9,896	5,410	25,364	1,746	4,163	1,887	3,083	2,714	(4,392)	49,871
ECL
Reported	(563)	(292)	(2,090)	21	(20)	(84)	(507)	(61)	12	(3,584)
Currency translation	(43)	14	6	—	—	2	(67)	41	1	(46)
Constant currency	(606)	(278)	(2,084)	21	(20)	(82)	(574)	(20)	13	(3,630)
Operating expenses
Reported	(4,721)	(6,486)	(13,053)	(1,036)	(3,438)	(1,038)	(1,636)	(2,361)	1,068	(32,701)
Currency translation	(45)	(81)	134	(1)	—	37	(221)	500	76	399
Constant currency	(4,766)	(6,567)	(12,919)	(1,037)	(3,438)	(1,001)	(1,857)	(1,861)	1,144	(32,302)
Share of profit/(loss) in associates and joint ventures
Reported	—	(38)	2,400	—	—	—	13	351	(3)	2,723
Currency translation	—	1	(123)	—	—	—	1	—	—	(121)
Constant currency	—	(37)	2,277	—	—	—	14	351	(3)	2,602
Profit/(loss) before tax
Reported	4,487	(1,395)	12,899	728	705	832	583	1,432	(3,213)	17,058
Currency translation	37	(77)	(261)	2	—	(28)	83	(248)	(25)	(517)
Constant currency	4,524	(1,472)	12,638	730	705	804	666	1,184	(3,238)	16,541
Loans and advances to customers (net)
Reported	245,921	86,964	473,985	19,762	54,159	—	20,446	22,325	(1)	923,561
Currency translation	14,412	4,009	(2,105)	22	—	—	3,044	(1,396)	1	17,987
Constant currency	260,333	90,973	471,880	19,784	54,159	—	23,490	20,929	—	941,548
Customer accounts
Reported	336,086	253,075	784,236	29,893	100,404	—	25,531	41,078	—	1,570,303
Currency translation	19,697	12,400	(2,671)	35	—	—	3,802	(5,072)	1	28,192
Constant currency	355,783	265,475	781,565	29,928	100,404	—	29,333	36,006	1	1,598,495
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2  Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi
Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $997m and constant currency profit before tax of $840m. Supplementary analysis is provided on page 145 to provide a fuller picture of the MENAT regional performance.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc	139

Legal entity results: notable items (continued)
	2022[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[2]	—	(2,242)	—	—	—	—	—	—	(495)	(2,737)
Fair value movements on financial instruments[3]	—	—	—	—	—	—	—	—	(618)	(618)
Restructuring and other related costs[4]	1	(278)	46	(13)	98	1	(17)	—	(85)	(247)
Operating expenses
Disposals, acquisitions and related costs	—	(18)	—	—	—	—	—	—	—	(18)
Restructuring and other related costs	(521)	(656)	(741)	(64)	(421)	(87)	(115)	(150)	(127)	(2,882)
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn (inclusive of
$0.4bn in goodwill impairments) relates to the planned sale of the retail banking operations in France.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Selected countries/territories results (continued)
	2022[1]
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]
Reported	17,268	15,712	4,104	4,107	2,713
Currency translation	223	8	(212)	—	370
Constant currency	17,491	15,720	3,892	4,107	3,083
ECL
Reported	(712)	(1,683)	(326)	(20)	(507)
Currency translation	(36)	(2)	16	—	(67)
Constant currency	(748)	(1,685)	(310)	(20)	(574)
Operating expenses
Reported	(13,232)	(7,935)	(2,757)	(3,438)	(1,636)
Currency translation	(140)	(1)	139	—	(221)
Constant currency	(13,372)	(7,936)	(2,618)	(3,438)	(1,857)
Share of profit/(loss) in associates and joint ventures
Reported	(41)	5	2,386	—	12
Currency translation	1	—	(122)	—	2
Constant currency	(40)	5	2,264	—	14
Profit before tax
Reported	3,283	6,099	3,407	649	582
Currency translation	48	5	(179)	—	84
Constant currency	3,331	6,104	3,228	649	666
Loans and advances to customers (net)
Reported	286,032	294,580	50,481	54,159	20,446
Currency translation	16,763	(626)	(1,476)	—	3,044
Constant currency	302,795	293,954	49,005	54,159	23,490
Customer accounts
Reported	493,028	542,543	56,948	100,404	25,531
Currency translation	28,895	(1,153)	(1,664)	—	3,802
Constant currency	521,923	541,390	55,284	100,404	29,333
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Legal entities

140	HSBC Holdings plc

Selected countries/territories results: notable items (continued)
	2022[1]
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(60)	—	—	—	—
Fair value movements on financial instruments[3]	(617)	—	—	—	—
Restructuring and other related costs[4]	407	(124)	71	99	(17)
Operating expenses
Restructuring and other related costs	(1,741)	(393)	(70)	(424)	(115)
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

Legal entity reported and constant currency results (continued)
	2021[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,596	8,424	22,994	1,408	4,056	1,768	2,360	2,996	(3,050)	49,552
Currency translation	(824)	(737)	(841)	1	—	(127)	344	(871)	(418)	(3,473)
Constant currency	7,772	7,687	22,153	1,409	4,056	1,641	2,704	2,125	(3,468)	46,079
ECL
Reported	1,362	239	(840)	142	205	37	(224)	2	5	928
Currency translation	(128)	(25)	24	—	—	(3)	(36)	(3)	1	(170)
Constant currency	1,234	214	(816)	142	205	34	(260)	(1)	6	758
Operating expenses
Reported	(5,172)	(7,511)	(12,999)	(958)	(3,683)	(1,044)	(1,565)	(2,066)	378	(34,620)
Currency translation	499	677	471	(1)	1	75	(250)	582	322	2,376
Constant currency	(4,673)	(6,834)	(12,528)	(959)	(3,682)	(969)	(1,815)	(1,484)	700	(32,244)
Share of profit/(loss) in associates and joint ventures
Reported	—	263	2,486	—	—	—	17	280	—	3,046
Currency translation	—	(27)	(214)	—	—	—	3	—	(1)	(239)
Constant currency	—	236	2,272	—	—	—	20	280	(1)	2,807
Profit/(loss) before tax
Reported	4,786	1,415	11,641	592	578	761	588	1,212	(2,667)	18,906
Currency translation	(453)	(112)	(560)	—	1	(55)	61	(292)	(96)	(1,506)
Constant currency	4,333	1,303	11,081	592	579	706	649	920	(2,763)	17,400
Loans and advances to customers (net)
Reported	264,624	122,954	492,523	18,623	52,678	54,226	18,043	22,142	1	1,045,814
Currency translation	(15,280)	(4,501)	(13,319)	22	—	(2,183)	3,749	(3,491)	1	(35,002)
Constant currency	249,344	118,453	479,204	18,645	52,678	52,043	21,792	18,651	2	1,010,812
Customer accounts
Reported	381,482	270,975	792,099	26,802	111,921	58,071	23,583	45,643	(2)	1,710,574
Currency translation	(22,028)	(12,400)	(16,539)	19	—	(2,338)	4,900	(9,003)	2	(57,387)
Constant currency	359,454	258,575	775,560	26,821	111,921	55,733	28,483	36,640	—	1,653,187
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc	141

Legal entity results: notable items (continued)
	2021[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Fair value movements on financial instruments[2]	—	—	—	—	—	—	—	—	(221)	(221)
Restructuring and other related costs[3]	4	(280)	1	1	(6)	2	(15)	2	(16)	(307)
Operating expenses
Impairment of non-financial items	—	—	—	—	—	—	—	(1)	(586)	(587)
Restructuring and other related costs	(356)	(473)	(406)	(31)	(355)	(68)	(59)	(78)	(10)	(1,836)
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2Fair value movements on non-qualifying hedges in HSBC Holdings.
3Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Selected countries/territories results (continued)
	2021[1]
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]
Reported	16,415	14,463	3,734	4,006	2,341
Currency translation	(1,571)	(101)	(340)	(1)	343
Constant currency	14,844	14,362	3,394	4,005	2,684
ECL
Reported	1,645	(608)	(89)	205	(224)
Currency translation	(154)	3	11	—	(36)
Constant currency	1,491	(605)	(78)	205	(260)
Operating expenses
Reported	(14,808)	(7,955)	(2,773)	(3,683)	(1,565)
Currency translation	1,212	51	255	1	(250)
Constant currency	(13,596)	(7,904)	(2,518)	(3,682)	(1,815)
Share of profit/(loss) in associates and joint ventures
Reported	267	16	2,461	—	17
Currency translation	(27)	—	(213)	—	3
Constant currency	240	16	2,248	—	20
Profit before tax
Reported	3,519	5,916	3,333	528	569
Currency translation	(540)	(47)	(287)	—	60
Constant currency	2,979	5,869	3,046	528	629
Loans and advances to customers (net)
Reported	306,464	311,947	54,239	52,678	18,043
Currency translation	(17,696)	(553)	(5,689)	—	3,749
Constant currency	288,768	311,394	48,550	52,678	21,792
Customer accounts
Reported	535,797	549,429	59,266	111,921	23,583
Currency translation	(30,939)	(974)	(6,217)	—	4,900
Constant currency	504,858	548,455	53,049	111,921	28,483
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Legal entities

142	HSBC Holdings plc

Selected countries/territories results: notable items (continued)
	2021[1]
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Fair value movements on financial instruments[3]	(221)	—	—	—	—
Restructuring and other related costs[4]	227	(54)	41	(9)	(15)
Operating expenses
Restructuring and other related costs	(1,121)	(225)	(32)	(355)	(59)
1Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.
Analysis by country/territory

Profit/(loss) before tax by country/territory within global businesses
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	2,415	4,437	(692)	(200)	5,960
– of which: HSBC UK Bank plc (ring-fenced bank)	2,754	5,282	144	90	8,270
– of which: HSBC Bank plc (non-ring-fenced bank)	396	295	121	177	989
– of which: Holdings and other	(735)	(1,140)	(957)	(467)	(3,299)
France	(35)	235	128	10	338
Germany	44	144	128	4	320
Switzerland	25	29	—	5	59
Hong Kong	6,808	2,970	1,394	(304)	10,868
Australia	177	319	85	(15)	566
India	56	398	774	289	1,517
Indonesia	23	124	68	(7)	208
Mainland China	(90)	339	662	(540)	371
Malaysia	111	158	219	(21)	467
Singapore	233	436	444	(31)	1,082
Taiwan	99	72	198	(7)	362
Egypt	141	98	303	(11)	531
UAE	387	212	377	(83)	893
Saudi Arabia[2]	—	—	118	539	657
US	225	513	111	(398)	451
Canada	293	561	120	(96)	878
Mexico	317	504	15	(31)	805
Other[3]	315	1,731	1,472	497	4,015
Year ended 31 Dec 2023	11,544	13,280	5,924	(400)	30,348
1 UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo
Group’).
2  Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
3  Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $571m.

HSBC Holdings plc	143

Profit/(loss) before tax by country/territory within global businesses (continued)
	2022[1]
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK2	1,764	2,094	(534)	(41)	3,283
– of which: HSBC UK Bank plc (ring-fenced bank)	2,112	2,662	143	(430)	4,487
– of which: HSBC Bank plc (non-ring-fenced bank)	294	315	141	(473)	277
– of which: Holdings and other	(642)	(883)	(818)	862	(1,481)
France[3]	(2,248)	210	81	(231)	(2,188)
Germany	17	8	133	(147)	11
Switzerland	25	17	13	(30)	25
Hong Kong	4,435	1,278	955	(568)	6,100
Australia	147	180	157	(36)	448
India	45	304	622	306	1,277
Indonesia	4	71	100	(8)	167
Mainland China	(100)	303	526	2,678	3,407
Malaysia	110	89	219	(36)	382
Singapore	218	255	351	(77)	747
Taiwan	36	43	137	(17)	199
Egypt	101	76	194	(4)	367
UAE	128	107	320	(86)	469
Saudi Arabia[4]	30	—	94	345	469
US	209	557	270	(387)	649
Canada	243	548	140	(89)	842
Mexico	241	414	39	(112)	582
Other[5]	183	1,039	1,102	(2,502)	(178)
Year ended 31 Dec 2022	5,588	7,593	4,919	(1,042)	17,058
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for financial year ended 31 December 2022 have been restated accordingly.
2    UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo
Group’).
3  Includes the impact of goodwill impairment of $425m as a result of the reclassification of our retail banking operations in France to held for sale. At 31
December 2022, HSBC’s cash-generating units were based on geographical regions, sub-divided by global businesses.
4  Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
5  Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $1,850m.

Profit/(loss) before tax by country/territory within global businesses (continued)
	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	1,511	2,475	(487)	20	3,519
– of which: HSBC UK Bank plc (ring-fenced bank)	2,047	2,929	127	(318)	4,785
– of which: HSBC Bank plc (non-ring fenced bank)	176	259	220	(17)	638
– of which: Holdings and other	(712)	(713)	(834)	355	(1,904)
France	236	163	(97)	(133)	169
Germany	17	82	155	67	321
Switzerland	46	10	—	(12)	44
Hong Kong	4,076	1,303	920	(383)	5,916
Australia	146	132	131	(26)	383
India	20	265	593	232	1,110
Indonesia	14	12	111	(8)	129
Mainland China	(95)	288	586	2,554	3,333
Malaysia	37	(23)	145	(20)	139
Singapore	145	107	231	(13)	470
Taiwan	14	16	106	(5)	131
Egypt	79	42	163	(2)	282
UAE	91	3	342	(61)	375
Saudi Arabia[2]	17	—	65	274	356
US	(131)	472	524	(337)	528
Canada	141	544	145	(62)	768
Mexico	305	88	222	(46)	569
Other[3]	(536)	698	867	(665)	364
Year ended 31 Dec 2021	6,133	6,677	4,722	1,374	18,906
1UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo
Group’).
2  Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
3  Includes the impact of goodwill impairment of $587m. At 31 December 2021, HSBC’s cash-generating units were based on geographical regions, sub-
divided by global businesses.
Legal entities

144	HSBC Holdings plc
Middle East, North Africa and Türkiye supplementary information
The following tables show the results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance

	2023	2022
	$m	$m
Revenue[1]	3,688	2,936
Change in expected credit losses and other credit impairment charges	(133)	8
Operating expenses	(1,592)	(1,586)
Share of profit in associates and joint ventures	538	342
Profit before tax	2,501	1,700
Loans and advances to customers (net)[2]	22,766	26,475
Customer accounts[2]	40,708	43,933
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2In the second quarter of 2023, loans and advances to customers of $2,975m were classified as ‘Assets held for sale’, and customer accounts of
$4,878m were classified as ‘Liabilities of disposal groups held for sale’ in respect of the planned merger of our business in Oman. The merger was subsequently completed in August 2023.

Profit before tax by global business
	2023	2022
	$m	$m
Wealth and Personal Banking	612	313
Commercial Banking	400	290
Global Banking and Markets	1,104	861
Corporate Centre	385	236
Total	2,501	1,700

Reconciliation of alternative performance measures
Contents

145	Use of alternative performance measures
146	Alternative performance measure definitions
147	Return on average ordinary shareholders’ equity and return on average tangible equity
148	Net asset value and tangible net asset value per ordinary share
148	Post-tax return and average total shareholders’ equity on average total assets
148	Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
148	Target basis operating expenses
149	Basic earnings per share excluding material notable items and related impacts
149	Multi-jurisdictional client revenue
Use of alternative performance
measures
Our reported results are prepared in accordance with IFRS Accounting
Standards as detailed in our financial statements starting on page 356.
As described on page 100, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort year-on-year comparisons. These are considered alternative performance
measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under
IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date.
In addition to the alternative performance measures set out in this section, further alternative performance measures in relation to the
Group’s insurance manufacturing operations are set out on pages 116 to 117.

HSBC Holdings plc	145
Alternative performance measure definitions

Alternative performance measure	Definition
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders
Average ordinary shareholders’ equity

Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets
Average ordinary shareholders’ equity adjusted for goodwill and intangibles

Return on average tangible equity (‘RoTE‘) excluding strategic transactions and impairment of BoCom	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets, the impact of strategic transactions and impairment of BoCom[1]
Average ordinary shareholders’ equity adjusted for goodwill and intangibles, the impact of strategic transactions and impairment of BoCom[1]

Net asset value per ordinary share	Total ordinary shareholders’ equity[2]
Basic number of ordinary shares in issue excluding treasury shares

Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[3]
Basic number of ordinary shares in issue excluding treasury shares

Post-tax return on average total assets	Profit after tax
Average total assets

Average total shareholders’ equity on average total assets	Average total shareholders’ equity
Average total assets

Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers	Annualised constant currency ECL[4]
Constant currency average gross loans and advances to customers[4]

Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL[4]
Constant currency average gross loans and advances to customers, including held for sale[4]

Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items[5]

Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts[6]
Weighted average number of ordinary shares outstanding, excluding own shares held

Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Excluding the impacts of the sale of our retail banking operations in France, the provisional gain of $1.6bn recognised in respect of the acquisition of
SVB UK and the impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
2    Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
3Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
4The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
5Includes impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the incremental costs associated with our acquisition of SVB UK and related international investments.
6Excluding the impacts of material M&A transactions, the 2022 deferred tax adjustment in HSBC Holdings and the impairment loss of $3.0bn recognised in 2023 in respect of the Group’s investment in BoCom.
Reconciliation of alternative performance measures

146	HSBC Holdings plc

Return on average ordinary shareholders’ equity, return on average tangible equity and return on average tangible equity excluding strategic transactions and impairment of BoCom
	2023	2022¹	2021
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	22,432	14,346	12,607
Impairment of goodwill and other intangible assets (net of tax)	43	535	608
Decrease/(increase) in PVIF (net of tax)[1]	—	—	(58)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	22,475	14,881	13,157
Impact of strategic transactions and impairment of BoCom[2,3,4]	1,275	1,886	N/A
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment, strategic transactions and impairment of BoCom	23,750	16,767	N/A
Equity
Average total shareholders’ equity	184,029	180,263	199,295
Effect of average preference shares and other equity instruments	(18,794)	(21,202)	(22,814)
Average ordinary shareholders’ equity	165,235	159,061	176,481
Effect of goodwill, other intangibles and PVIF (net of deferred tax)	(11,480)	(10,786)	(17,705)
Average tangible equity	153,755	148,275	158,776
Average impact of strategic transactions and impairment of BoCom	(1,277)	748	N/A
Average tangible equity excluding strategic transactions and impairment of BoCom	152,478	149,023	N/A
	%	%	%
Ratio
Return on average ordinary shareholders’ equity	13.6	9.0	7.1
Return on average tangible equity	14.6	10.0	8.3
Return on average tangible equity excluding strategic transactions and impairment of BoCom	15.6	11.3	N/A
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Includes the impacts of the sale of our retail banking operations in France.
3  Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
4  Includes the impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 421.
From 2024, we intend to revise the adjustments made to return on average tangible equity (‘RoTE’) to exclude all notable items, improving alignment with the treatment of notable items in our other income statement disclosures. On this basis, we continue to target a RoTE in the mid-teens for 2024.
The following table details the adjustments made to reported results by global business:

Return on average tangible equity by global business
	Year ended 31 Dec 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	11,544	13,280	5,924	(400)	30,348
Tax expense	(2,141)	(2,945)	(1,165)	462	(5,789)
Profit after tax	9,403	10,335	4,759	62	24,559
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(828)	(485)	(588)	(226)	(2,127)
Profit attributable to ordinary shareholders of the parent company	8,575	9,850	4,171	(164)	22,432
Other adjustments	(221)	364	168	(268)	43
Profit attributable to ordinary shareholders	8,354	10,214	4,339	(432)	22,475
Average tangible shareholders’ equity	29,352	43,687	38,036	42,680	153,755
Return on average tangible equity (%)	28.5	23.4	11.4	(1.0)	14.6

	Year ended 31 Dec 2022
Profit before tax	5,588	7,593	4,919	(1,042)	17,058
Tax expense	(1,150)	(1,796)	(761)	2,898	(809)
Profit after tax	4,438	5,797	4,158	1,856	16,249
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(688)	(344)	(510)	(362)	(1,903)
Profit attributable to ordinary shareholders of the parent company	3,750	5,453	3,648	1,494	14,346
Other adjustments	432	328	255	(499)	515
Profit attributable to ordinary shareholders	4,182	5,781	3,903	995	14,861
Average tangible shareholders’ equity	30,290	42,271	39,935	35,780	148,276
Return on average tangible equity (%)	13.8	13.7	9.8	2.8	10.0

HSBC Holdings plc	147

Net asset value and tangible net asset value per ordinary share
	2023	2022¹	2021
	$m	$m	$m
Total shareholders’ equity	185,329	177,833	198,250
Preference shares and other equity instruments	(17,719)	(19,746)	(22,414)
Total ordinary shareholders’ equity	167,610	158,087	175,836
Goodwill, PVIF and intangible assets (net of deferred tax)	(11,900)	(11,160)	(17,643)
Tangible ordinary shareholders’ equity	155,710	146,927	158,193
Basic number of $0.50 ordinary shares outstanding	19,006	19,739	20,073
	$	$	$
Value per share
Net asset value per ordinary share	8.82	8.01	8.76
Tangible net asset value per ordinary share	8.19	7.44	7.88
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.

Post-tax return and average total shareholders’ equity on average total assets
	2023	2022¹	2021
	$m	$m	$m
Profit after tax	24,559	16,249	14,693
Average total shareholders’ equity	184,029	180,263	199,295
Average total assets	3,059,887	3,017,495	3,012,437

Ratio	%	%	%
Post-tax return on average total assets	0.8	0.5	0.5
Average total shareholders’ equity to average total assets	6.01	5.97	6.62
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers and expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale

	2023	2022¹	2021
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(3,447)	(3,584)	928
Currency translation	—	(46)	(170)
Constant currency	(3,447)	(3,630)	758
Average gross loans and advances to customers	955,585	1,014,148	1,057,412
Currency translation	11,629	6,701	(43,098)
Constant currency	967,214	1,020,849	1,014,314
Average gross loans and advances to customers, including held for sale	1,020,992	1,035,678	1,058,947
Currency translation	12,688	7,837	(43,098)
Constant currency	1,033,680	1,043,515	1,015,849

Ratio	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	0.36	0.36	(0.07)
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale	0.33	0.35	(0.07)
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
Target basis operating expenses
Target basis operating expenses is computed by excluding the impact of notable items and foreign exchange translation impacts from reported results. We also exclude the impact of retranslating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control. Our target basis also excludes the impact of the acquisition of SVB UK and related investments internationally, which added approximately 1% to our cost growth in 2023 compared with 2022. We consider this measure to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Target basis operating expenses
	2023	2022
	$m	$m
Reported operating expenses	32,070	32,701
Notable items	(185)	(2,900)
Disposals, acquisitions and related costs	(321)	(18)
Impairment of non-financial items	—	—
Restructuring and other related costs[1]	136	(2,882)
Excluding the impact of SVB UK and related international investments	(271)	—
Currency translation[2]		(430)
Excluding the impact of retranslating prior year costs of hyperinflationary economies at a constant currency foreign exchange rate		440
Target basis operating expenses	31,614	29,811
1Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
2  Currency translation on reported operating expenses, excluding currency translation on notable items.
Reconciliation of alternative performance measures

148	HSBC Holdings plc
Basic earnings per share excluding material notable items and related impacts
Material notable items are a subset of notable items. Material notable items are components of our income statement that management would consider as outside the normal course of business and
generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.
Related impacts include those items that do not qualify for
designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio calculation.
In 2023, material notable items comprised the impacts of the sale of our retail banking operations in France, the planned sale of our banking business in Canada, the acquisition of SVB UK and the impairment of BoCom. The impairment of BoCom is included within material notables given that the impairment relates to the accounting assessment of the future value-in-use. The impairment has no material impact on our distribution capacity, dividends or share buy-
backs. Related items comprised HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date onwards, as a component of the gain on sale will be recognised through the consolidation of HSBC Bank Canada‘s results in the Group‘s results, with the remainder recognised at completion.
Commencing in 2024, we will establish a dividend payout ratio on a
‘target basis’. We will disclose at each quarter the adjustments that we will designate as material notable items and related impacts.

Basic earnings per share excluding material notable items and related impacts
2023[1]
$m
Profit attributable to shareholders of company	23,533
Coupon payable on capital securities classified as equity	(1.1)
Profit attributable to ordinary shareholders of company	22.4
Impairment of interest in associate[2]	3.0
Provisional gain on acquisition of SVB UK	(1.5)
Impairment loss relating to the sale of our retail banking operations in France (net of tax)	0.1
Impact of the planned sale of our banking business in Canada[3]	(0.3)
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	23.7

Number of shares
Weighted average basic number of ordinary shares (millions)	19,478
Basic earnings per share excluding material notable items and related impacts	1.22
Basic earnings per share	1.15
Dividend per ordinary share (in respect of the period) ($)	0.61
Dividend payout ratio (%) (dividend per ordinary share divided by basic earnings per share excluding material notable items and related impacts)	50%
1In 2023, earnings per share (‘EPS’) was adjusted for material notable items and related impacts. 2022 comparatives have not been provided due to the change our reporting framework and restatement due to the adoption of the IFRS 17. See our Annual Report and Accounts 2022 for details of the impacts of adjustments to our EPS in 2022.
2Represents an impairment loss of $3bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 419.
3  Represents the earnings recognised by the banking business in Canada, net of gains and losses on foreign exchange hedges held at Group level, that will reduce the gain on sale recognised by the Group on completion.
Multi-jurisdictional revenue
Multi-jurisdictional revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a mastergroup (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from CMB and GBM reported revenue the revenue we
generate from client facilitation in fixed income and equities, the 2023 provisional gain on the acquisition of SVB UK, as well as other non-
client revenue.
In WPB, we identify a customer as multi-jurisdictional if they bank with us in more than one of our 11 key markets. It is derived by excluding from WPB reported revenue the revenue from Canada and our retail business in France, as well as other non-customer income.

Wholesale multi-jurisdictional client revenue
2023
$bn
CMB and GBM revenue	39.0
Allocated revenue and other[1]	0.9
Client facilitation in Fixed Income and Equities	(4.8)
Provisional gain on acquisition of SVB UK	(1.6)
Wholesale client revenue	33.5
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	20.4
– domestic only clients	13.1

WPB multi-jurisdictional customer revenue
2023
$bn
WPB revenue	27.3
Allocated revenue and other[1]	(0.5)
France retail and Canada	(1.4)
WPB customer revenue	25.4
– international customer revenue	10.2
of which: customers banked in multiple jurisdictions (‘multi- jurisdictional’)	5.3
of which: non-resident and resident foreigner	4.9
– domestic only clients	15.2
1  including allocations of Market Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the global businesses.

HSBC Holdings plc	149

Other information
Contents

150	Disclosure controls
150	Management’s assessment of internal controls over financial reporting
150	Regulation and supervision
156	Disclosures pursuant to Section 13(r) of the Securities Exchange Act
Disclosure controls
The Group Chief Executive and Group Chief Financial Officer, with the assistance of other members of management, carried out an
evaluation of the effectiveness of the design and operation of HSBC
Holdings’ disclosure controls and procedures as at 31 December
2023. Based upon that evaluation, the Group Chief Executive and
Group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2023 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities
Exchange Act of 1934, as amended, is recorded, processed,
summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.
Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Management’s assessment of internal
controls over financial reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended 31 December 2023. In making the assessment, management used the framework for internal control evaluation contained in the
Financial Reporting Council’s Guidance on Risk Management, Internal
Control and Related Financial and Business Reporting (September
2014), as well as the criteria established by the Committee of
Sponsoring Organizations of the Treadway Commission (‘COSO’) in
‘Internal Control-Integrated Framework (2013)’.
There have been no changes in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2023 that have materially affected, or are reasonably likely to materially affect, HSBC
Holdings’ internal control over financial reporting.
Based on the assessment performed, management concluded that for the year ended 31 December 2023, the Group’s internal controls over financial reporting were effective.
PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December
2023, has also audited the effectiveness of the Group’s internal control over financial reporting as stated in their report on page 354.
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
A statement of our compliance with the provisions of the
UK Corporate Governance Code issued by the Financial Reporting
Council and with the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on
HKEX can be found in the ‘Report of the Directors: Statement of
Compliance’ on page 352.
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
The UK Prudential Regulation Authority (‘PRA’) is the HSBC Group’s
consolidated lead regulator. HSBC Holdings is approved by, and directly responsible to the PRA for ensuring the HSBC Group meets consolidated prudential requirements. The Group‘s other lead UK regulator, the FCA, supervises 15 of HSBC’s entities in the UK, including seven where the PRA is responsible for those entities‘
prudential supervision. The FCA maintains global oversight of the
Group’s management of financial crime risk in the exercise of its wider powers under the Financial Services and Markets Act 2000, and through the exercise of direct supervisory powers over HSBC
Holdings. In addition, and as required under relevant local laws, each operating bank, finance company and insurance operation within
HSBC is regulated by relevant local regulatory authorities.
UK regulation and supervision
The UK‘s financial services regulatory structure is comprised of three regulatory bodies: The Financial Policy Committee, a committee of the BoE; the PRA; and the FCA.
The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability.
The BoE conducts prudential regulation and supervision of financial services firms through the PRA, and in addition to its wider role as the
UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities (‘MREL‘), through the Banking Act and the
Bank Recovery and Resolution (No. 2) Order 2014.
These include own funds and liabilities that can be written down or converted into capital resources to absorb losses or recapitalise a bank in the event of its failure. These requirements are based on the resolution strategy for the Group, as agreed by the BoE in
consultation with our local regulators. The BoE set end state MREL requirements for the Group, which have applied since 1 January 2022.
The PRA and the FCA are micro-prudential supervisors. The Group’s banking subsidiaries in the UK, such as HSBC Bank plc and HSBC UK, are ‘dual-regulated’ firms, subject to prudential regulation by the PRA and to conduct regulation by the FCA. Other (generally smaller, non-
bank) UK-based subsidiaries are ‘solo regulated’ by the FCA (i.e. the
FCA is responsible for both prudential and conduct regulation of those subsidiaries). HSBC Group is subject to consolidated supervision by the PRA.
Other information

150	HSBC Holdings plc
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
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with Basel 3.1 in January 2022. These include the changes in relation to counterparty risk, equity investments in funds and market risk RWAs and the leverage ratio. The second and final tranche of changes include the changes to credit and operational risk and credit valuation adjustment RWAs, further changes to the market risk RWAs and the implementation of an RWA output floor. In
September 2023, the PRA announced a delay to the implementation date of the final elements to 1 July 2025. At the same time, it announced that it intends to reduce the transitional period of the output floor to 4.5 years to ensure full implementation by 1 January
2030.
The Group is also subject to liquidity requirements as set out in the
UK CRR and as implemented by the PRA, and, in January 2022
became subject to the net stable funding ratio (‘NSFR‘) requirements as part of the first tranche of changes arising as part of Basel 3.1.
On 30 June 2023, the Financial Services and Markets Act (‘FSMA’)
2023 achieved Royal Assent. FSMA 2023 provides for a number of changes to the regulatory architecture in the UK, including the introduction of a new secondary objective for the FCA and PRA to facilitate growth and international competitiveness in the UK economy. Amongst other things, FSMA 2023 also contains provisions that would allow for specified ‘onshored’ EU legislation, including the
UK CRR, to be revoked and replaced by legislation or rules made by
HM Treasury or the regulators and provides for a ‘Designated
Activities Regime‘ that would allow HM Treasury to bring certain activities, products or conduct within the scope of the Financial
Services and Markets Act 2000.
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
Hong Kong regulation and supervision
The Banking Ordinance provides the legal framework for banking supervision in Hong Kong. Section 7(1) of the Ordinance provides that the principal function of the Hong Kong Monetary Authority (‘HKMA’)
is to ‘promote the general stability and effective working of the banking system’. The HKMA seeks to establish a regulatory
framework in line with international standards, in particular those issued by the Basel Committee on Banking Supervision (‘BCBS‘) and
the Financial Stability Board (‘FSB’). The objective is to maintain a prudential supervisory system that underpins the general stability and effective working of the banking system, while at the same time providing sufficient flexibility for authorised institutions to take commercial decisions. Under the Banking Ordinance, the HKMA is the licensing authority responsible for the authorisation, suspension, and revocation of authorised institutions. To provide checks and balances, the HKMA is required under the Ordinance to consult with the Financial Secretary on important authorisation decisions, such as suspension and involuntary revocation.
The Hongkong and Shanghai Banking Corporation Limited and its
overseas branches and subsidiaries are licensed under the Banking
Ordinance and hence subject to the supervision, regulation, and examination of the HKMA.
The HKMA follows international practices as recommended by the
BCBS to supervise authorised institutions. Under the Banking
Ordinance, the HKMA imposes capital requirements on authorised institutions through the Banking (Capital) Rules, liquidity requirements through the Banking (Liquidity) Rules and large exposure limits through the Banking (Exposure Limits) Rules. These rules take into account the latest standards set by the BCBS. In November 2023, the
HKMA announced that they plan to implement the Basel 3.1
standards for capitalisation in January 2025, with a reporting only requirement for market risk and credit valuation adjustment RWAs starting in July 2024.
As outlined in the HKMA Supervisory Policy Manual SA-1 – Risk based Supervisory Approach, the HKMA adopts a risk-based
supervisory approach which consists of a structured methodology designed to establish a forward-looking view on the risk profile of authorised institutions. During the process, the HKMA assesses eight inherent risks, namely, credit, market, interest rate, liquidity, operational, legal, reputation and strategic risks. In the assessment of these risks, the HKMA will also consider any new risk types that may emerge from time to time, for example climate risk. The HKMA also follows a policy of ‘continuous supervision’ through on-site examinations, off-site reviews, prudential meetings, cooperation with external auditors and sharing information with other supervisors as a part of its risk-based supervisory methodology.
The HKMA aims to ensure that the standards for regulatory disclosure in Hong Kong remain in line with those of other leading financial centres.
The Banking (Disclosure) Rules take into account the latest disclosure standards released by the BCBS, which prescribe quarterly, semi-
annual, and annual disclosure of specified items, including in the form of standard templates and tables, in order to promote user-relevance and the consistency and comparability of regulatory disclosure among banks and across jurisdictions.
The Banking Ordinance empowers the HKMA to collect prudential data from authorised institutions on a routine or ad hoc basis and to require any holding company or subsidiary or sister company of an authorised institution to submit such information as may be required for the exercise of the HKMA’s functions under the Ordinance. The
HKMA has the power to serve a notice of objection on persons if they are no longer deemed to be fit and proper to be controllers of the authorised institution, if they may otherwise threaten the interests of

HSBC Holdings plc	151
depositors or potential depositors, or if they have contravened any conditions specified by the HKMA. The HKMA may revoke
authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports.
The HKMA is the relevant authority under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance for supervising authorised institutions’ compliance with the legal and supervisory requirements set out in the Anti-Money Laundering and Counter-Terrorist Financing
Ordinance and the Guideline on Anti-Money Laundering and Counter-
Financing of Terrorism (for Authorised Institutions). The HKMA
requires authorised institutions in Hong Kong and its overseas branches and subsidiaries to establish effective systems and controls to prevent and detect money laundering and terrorist financing. It works closely with other stakeholders within both the government and the industry to ensure that the banking sector is able to play its gatekeeper role in Hong Kong’s anti-money laundering and counter-
financing of terrorism regime.
To enhance the exchange of supervisory information and cooperation, the HKMA has entered into Memoranda of Understanding (’MoU’) or other formal arrangements with a number of banking supervisory authorities within and outside Hong Kong.
The marketing of, dealing in and provision of advice and asset management services in relation to securities and futures in Hong
Kong are subject to the provisions of the Securities and Futures
Ordinance of Hong Kong. Entities engaging in activities regulated by the Ordinance (including The Hongkong and Shanghai Banking
Corporation Limited) are required to be licensed or registered with the
Securities and Futures Commission (‘SFC’). The HKMA is the front-
line regulator for banks involved in the securities and futures
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
The SFC is responsible for licensing and supervising intermediaries conducting SFC-regulated activities, such as investment advisers, fund managers, brokers, trustees, and custodians. Additionally, the
SFC sets standards for the authorisation and regulation of investment products, and it reviews and authorises offering documents of retail investment products to be marketed to the public.
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
In order to support capacity building and talent development, the
HKMA has been working with the banking industry and relevant professional bodies to implement an industry-wide enhanced
competency framework for banking practitioners. Currently, the enhanced competency framework for banking practitioners covers ten professional work streams: anti-money laundering and counter-
financing of terrorism; cybersecurity; treasury management; retail wealth management; credit risk management; operational risk
management; Fintech; private wealth management; green and
sustainable finance; and compliance.
Relevant to the Group‘s insurance business in Hong Kong, the HKMA and the Hong Kong Insurance Authority (‘IA’) have signed an ‘MoU’ to enhance the cooperation, exchange of information and mutual
assistance between the two authorities. This MoU sets out the framework between the HKMA and the IA for strengthening co-
operation in respect of regulation and supervision of entities or financial groups in which the two authorities have a common
regulatory interest. Pursuant to the statutory regulatory regime for insurance intermediaries under the Insurance Ordinance, the IA has delegated its inspection and investigation powers to the HKMA in relation to insurance related businesses of authorised institutions in
Hong Kong, which aims to improve efficiency and minimise possible regulatory overlap.
Under the statutory regime for the regulation of Mandatory Provident
Fund (‘MPF’) intermediaries, the Mandatory Provident Fund Schemes
Authority is the lead regulator in respect of regulation of MPF intermediaries whereas the HKMA, the IA and the SFC are the front-
line regulators of the MPF intermediaries.
The Financial Institutions (Resolution) Ordinance established the legal basis for a cross-sector resolution regime in Hong Kong under which the HKMA is the resolution authority for banking sector entities, including all authorised institutions. The HKMA is also designated as the lead resolution authority for the cross-sectoral groups in Hong
Kong that include banking sector entities within the scope of the
Financial Institutions (Resolution) Ordinance (‘FIRO‘). The HKMA’s
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
The LAC Rules also incorporate the BCBS’s disclosure standards on
TLAC.
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
take enforcement action related to compliance with US federal consumer financial laws and regulations. The Group’s US securities
Other information

152	HSBC Holdings plc
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
In 2019, the FRB and the other US banking regulators jointly finalised rules that tailor the application of the enhanced prudential standards for large US banking organisations and the US operations of certain foreign banking organisations (the ‘Tailoring Rules’). The Tailoring
Rules assign each BHC and US IHC with $50bn or more in total US assets to one of five buckets (Categories I, II, III, IV, and ‘Other
Firms‘) based on their relative size and complexity and assessed on asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, non-bank asset size, and off-balance sheet exposures. As of 1 January 2024, HNAH continues to be classified as a Category IV firm per the criteria set forth in the Tailoring Rules. As a
Category IV banking organization, HNAH will continue to be subject to specific enhanced prudential standards applicable to banking organisations assigned to Category IV. As the depository institution subsidiary of HNAH, HSBC Bank USA is also subject to the regulatory capital requirements applicable to Category IV firms.
HNAH, HSBC USA Inc. and HSBC Bank USA are required to maintain minimum capital ratios (exclusive of any capital buffers), including a minimum Tier 1 leverage ratio of 4%, and a minimum total risk-based capital ratio of at least 8%. HNAH, HSBC USA Inc. and HSBC Bank
USA each calculate their risk-based capital requirements as Non-
Advanced Approaches banks in accordance with the Basel III rule as adopted by US banking regulators. Over and above the minimum risk-
based requirements, HNAH is subject to a Stress Capital Buffer
(‘SCB’), which is floored at 2.5% and is recalibrated every other year unless HNAH opts to be subject to supervisory stress testing by the
FRB during an “off year". HSBC USA Inc. and HSBC Bank USA
continue to be subject to the static 2.5% capital conservation buffer
(‘CCB‘). Compliance with the SCB/CCB does not represent minimum requirements per se, but rather a necessary condition to allow capital distributions and discretionary bonus payments.
In July 2023, the US banking regulators proposed changes to the regulatory capital rules applicable to US banks, BHCs and IHCs, including HNAH, HSBC USA Inc. and HSBC Bank USA. These
changes are intended to be broadly consistent with the Basel III standards issued by the Basel Committee on Banking Supervision
(‘BCBS’) in 2017. The US proposal would end the use of internal models for credit risk, credit valuation adjustments, and operational risk, eliminate the accumulated other comprehensive income opt-out for Category IV banking organizations, create an expanded risk-based credit capital approach in addition to retaining a modified version of the current standardised approach and make changes to the market risk framework. If finalised as proposed, these changes would not be effective until 1 July 2025 at the earliest, and certain elements would be subject to a three-year phase-in period. In August 2023, US banking regulators also released a proposal that would require certain
US banks, BHCs and IHCs to issue and maintain long-term debt
(‘LTD‘) to improve resolvability. If adopted as proposed, HSBC Bank
USA and HTCD would be required to issue minimum levels of internal
LTD to either HSBC USA Inc. or HNAH, phased-in over a three-year period. HNAH is already subject to LTD and TLAC requirements as an
IHC of a non-US G-SIB.
Under FRB regulations, HNAH is subject to supervisory stress testing requirements (on an every other year basis, with the next FRB supervisory stress test expected to take place in 2024) that are designed to evaluate whether a BHC has sufficient capital on a total consolidated basis to absorb losses and support operations under severely adverse economic conditions. As part of the Comprehensive
Capital Analysis and Review (‘CCAR‘), the FRB uses pro-forma capital positions and ratios under such stress scenarios to determine the size of the SCB for each CCAR participating firm.
As part of CCAR, HNAH is required to submit an annual capital plan to the FRB on or before 5 April of each year. Category IV firms may opt into CCAR supervisory stress testing in an "off year" in order to recalibrate their SCB based on their most recent supervisory stress test. The SCB equals (i) a firm‘s projected decline in common equity tier 1 under the supervisory severely adverse stress testing scenario plus (ii) one year of planned common stock dividends. In July 2023, the FRB announced a new SCB for each CCAR firm based on its most recent CCAR stress tests and planned common stock distributions, which took effect on 1 October 2023. HNAH’s SCB requirement
remained the same in 2023 as in 2022, as HNAH did not opt into the
2023 stress test.
HNAH already utilises an internal capital assessment approach that is analogous to the SCB and continues to review the composition of its capital structures and capital buffers in light of these developments.
Under the Tailoring Rules, certain US banking organisations are subject to heightened liquidity and risk management requirements, including the US LCR and NSFR. Category IV firms, including HNAH, are subject to a less stringent US LCR and NSFR modified regulatory requirement so long as HNAH‘s weighted short-term wholesale
funding equals or exceeds $50 billion. As a result, under the modified
US LCR rule, a LCR of 100 percent or higher reflects an
unencumbered HQLA balance that is equal to or exceeds 70 percent of the firm’s liquidity needs for a 30 calendar day liquidity stress scenario.
Under the modified US NSFR rule as applied to HNAH, a NSFR of 100 percent or more reflects an available stable funding balance from liabilities and capital over the next 12 months that is equal to or exceeds 70 percent of the firm’s required stable funding amount for assets and off-balance sheet exposures. As a Category IV firm, HNAH

HSBC Holdings plc	153
is also subject to liquidity risk management and liquidity buffer requirements as well as liquidity stress testing on a quarterly basis.
Under the FRB and FDIC rule implementing the resolution planning requirements for depository institution holding companies (the "SIFI
Plan") in the Dodd-Frank Act, HSBC Holdings is required to file a SIFI
Plan every three years. HSBC Holdings’ last SIFI Plan was a targeted resolution plan submitted in December 2021. The FRB and FDIC provided feedback on this targeted plan in December 2022. The FRB and FDIC did not identify any shortcomings or deficiencies as a result of this review in HSBC Holdings’ 2021 targeted plan but noted areas where further progress will help improve HSBC Holdings’ preparation for a rapid and orderly resolution of its US subsidiaries and operations that may be addressed in HSBC Holdings’ next plan submission. As the combined US operations of HSBC Holdings moved from Category
III to Category IV shortly after its last submission, it is now a triennial reduced filer, which requires the submission of reduced plans every three years. The next SIFI Plan submission is due on 1 July 2025.
Under the FDIC’s separate resolution plan requirements for insured depository institutions (the ‘IDI Plan‘) banks with $100 billion or more in total consolidated assets, including HSBC Bank USA, are required to submit an IDI Plan every three years. HSBC Bank USA submitted its latest IDI plan in December 2022. In August 2023, the FDIC issued a proposal that would increase the frequency of, and substantive requirements applicable to, IDI Plans. If finalised as proposed, HSBC
Bank USA would be required to submit an IDI Plan every two years
(with an informational supplement in the off years) and would become subject to increased content requirements and an emphasis on capabilities testing and engagement with the FDIC. The FRB has separately established a framework for recovery plans, although
HSBC is not currently required to submit a recovery plan to US regulators unless specifically requested to do so.
The FRB limits credit exposures to single counterparties for large
BHCs and IHCs. As a Category IV firm, HNAH is not directly subject to these single counterparty credit limits. Independent of HNAH‘s classification as a Category IV firm, HNAH, together with its subsidiaries, could become subject to limits on its exposures to unaffiliated counterparties if its parent, HSBC, cannot certify its compliance with a large exposure regime in the UK that is consistent with the Basel large exposure framework.
Pursuant to Title VII of the Dodd-Frank Act (‘Title VII’), the SEC and
CFTC have adopted extensive requirements to regulate over-the-
counter (‘OTC’) derivatives, including, among other requirements, registration for swap dealers, major swap participants, security-based swap (‘SBS’) dealer and major SBS participants, mandatory clearing and trade execution of certain OTC derivatives, position limits for certain physical positions and economically equivalent swaps, real-
time public and regulatory trade reporting, business conduct, enhanced documentation, supervision, recordkeeping, and financial reporting requirements.
HSBC Bank USA and HSBC Bank plc are registered as swap dealers with the CFTC and registered as SBS dealers with the SEC. Because it is a non-US dealer, HSBC Bank plc is only subject to certain of
CFTC’s requirements in respect of swap transactions with US
persons and certain persons guaranteed by or affiliated with US persons, and only subject to certain of the SEC’s requirements in respect of SBS transactions with US persons or which are arranged, negotiated, or executed by US personnel. HSBC Bank plc is also permitted to satisfy certain CFTC requirements and SEC requirements through ‘substituted compliance’ pursuant to relevant determinations and related relief issued by the SEC and the CFTC.
Pursuant to Title VII, the US prudential regulators adopted margin requirements for non-cleared swaps and SBS for prudentially
regulated swap dealers and SBS dealers such as HSBC Bank USA and
HSBC Bank plc. Subject to certain exceptions, the margin rules require HSBC Bank USA and HSBC Bank plc to collect and post initial and variation margin for non-cleared swaps and SBS entered into with other swap dealers and certain financial end-users. The prudential regulators’ margin requirements, the parallel margin rules adopted by the CFTC and the SEC and certain non-US regulators, as well as other regulations of OTC derivatives under Title VII, have increased the costs associated with trading OTC derivatives and may adversely affect our business in such products.
Dodd-Frank also expands the extra-territorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the anti-fraud provisions in the Securities Act, the Securities
Exchange Act of 1934 and the Investment Advisers Act of 1940.
In addition, regulations which the FSOC, the CFPB or other regulators may adopt could affect the nature of the activities that our FDIC-
insured depository institution subsidiaries may conduct, and may impose restrictions and limitations on the conduct of such activities.
The implementation of the remaining Dodd-Frank provisions could result in additional costs or limit or restrict the way we conduct our business in the US.
In September 2017, HSBC Holdings and HNAH entered into a
consent order with the FRB in connection with its investigation into
HSBC’s historical foreign exchange activities (‘FX/DMA Order‘), which required HSBC Holdings and HNAH to undertake certain remedial steps. On 18 August 2023, the FX/DMA Order was terminated by the
FRB after it was determined by the Federal Reserve Bank of Chicago that HSBC was in full compliance with the order.
EU Regulation and supervision
EU law applies to HSBC’s EU subsidiaries.
EU Directive 2019/878 (CRD V) introduced an obligation to appoint an
Intermediate Parent Undertaking (‘IPU‘) for third-country (i.e. non-EU headquartered) groups that consist of two or more banks in the EU
(Article 21b). HSBC Continental Europe (‘HBCE’), headquartered in
Paris, France, has been designated as the IPU for HSBC's European subgroup. As a result of these changes: (i) HBCE will be the main contact point with regulators of the EU and the Banking Union, and will centralise all coordination and requests to the unique Joint
Supervisory Team (‘JST‘) and the unique Internal Resolution Team
(‘IRT‘), made up respectively of the European Central Bank (‘ECB‘)
and the EU member states’ national supervisory authorities on one hand, and the European Single Resolution Board (‘SRB‘) and the EU
member states’ national resolution authorities on the other; and (ii)
reporting to the relevant authorities will consecutively be simplified. In particular, HBCE will have to submit consolidated reports for the
European subgroup directly onto the portal of the French resolution authority (ACPR), as the host authority of HBCE.
At the end of 2023, HBCE operated 10 branches in the following jurisdictions: Belgium, Czech Republic, Germany, Ireland, Italy,
Luxembourg, Netherlands, Poland, Spain and Sweden. In 2022, HBCE
went through further transformation to support its role as the Group’s
EU IPU by completing the acquisitions of HSBC Bank Malta plc
(‘HBMT’), and HSBC Trinkaus & Burkhardt GmbH (‘HTDE’) in
Germany in November 2022. HTDE’s operations were transferred into a new German branch of HBCE in Q2 2023 and the final stage of
HBCE’s conversion into the Group’s EU IPU was completed in
November 2023 with the acquisition of HSBC Private Bank
(Luxembourg) SA (‘PBLU’).
Under the EU’s Single Supervisory Mechanism (‘SSM’) and the CRD
V requirement on IPUs, the ECB has direct supervisory responsibility for HBCE as a ‘significant supervised entity’ at the EU consolidated level. An ECB JST supervises HBCE, including its branches, and its subsidiaries, including HBMT and PBLU, for the purposes of the EU’s
SSM Regulation. Under the SSM, the ECB increasingly engages with the relevant ‘national competent authorities’ in relation to HSBC’s businesses in eurozone countries and more widely with HSBC‘s other regulators.
The SRB and the EU member states’ national resolution authorities have developed their views and standards on resolution, culminating in the creation of the Expectations for Banks (‘EFB‘), published in
March 2020. The overarching aim of the EFB is to ensure that
European banks demonstrate that they could be resolved in an orderly way and are accountable for ensuring they are prepared for resolution.
The EFB brought together new and existing rules and policies regarding resolution planning into seven dimensions to apply for both home and host banks by the end of 2023.
The UK and the EU have entered into a Trade and Cooperation
Agreement and have made certain declarations relating to financial services. For further details, see ‘The UK’s trading relationship with
Other information

154	HSBC Holdings plc
the EU, following the UK‘s withdrawal from the EU, may adversely affect our operating model and financial results‘.
Global and regional prudential and other
regulatory developments
The Group is subject to regulation and supervision by a large number of regulatory bodies and other agencies. In addition to regulatory changes being introduced at a country level, changes are often driven by global bodies such as the G20, the FSB and the Basel Committee on Banking Supervision, which are then implemented at country level or (in the case of the EU), regionally, sometimes with modifications and with separate additional measures.
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
The Financial Services Act enables HM Treasury to delegate
responsibility to the PRA for making the firm-facing rules required to implement Basel's standards. The Act ensures that public policy considerations including sustainable growth, the relative standing of the UK, and Basel's standards themselves, are considered by the PRA when making these rules. This does not require that the PRA
implement rules that replicate Basel 3.1; instead, the PRA has been given the discretion to decide the substance of the rules, having regards to the likely effect of the rules on the relative standing of the
UK as a place for internationally active banks to be based or to carry on activities.
The UK implemented the first tranche of Basel 3.1 in January 2022.
These include the changes in relation to counterparty risk, equity investments in funds and market risk RWAs and the leverage ratio.
The remainder of Basel 3.1, including the changes to credit risk, operational risk, market risk and credit valuation adjustment RWAs, and the implementation of an RWA output floor, is currently
scheduled for implementation in the UK in July 2025. The PRA issued a consultation on the implementation of the remainder of Basel 3.1 in
November 2022.
The PRA subsequently published a policy statement in December
2023 setting out certain near-final rules implementing Basel 3.1, including those relating to operational risk, market risk, credit valuation adjustment RWAs. A second policy statement is expected to be published in Q2 2024, which is due to set out the remaining near-final rules including those relating to credit risk and the output floor.
We are also subject to regulatory stress testing in many jurisdictions.
These have increased both in frequency and in the granularity of information required by supervisors. They include the programmes of the BoE, the FRB (as explained in the ‘US regulation and supervision’
section), the OCC, the EBA, the ECB, the HKMA and other regulators.
For further details, see ‘Stress testing’ on page 161. On prudential changes, further details can be found in the ‘Regulatory
developments’ section on page 6 of the Pillar 3 Disclosures as at
31 December 2023.
Recovery and resolution
The HSBC Group is subject to recovery and resolution requirements in many of the jurisdictions in which it operates. Some of these requirements have been described above. In Europe, the Bank
Recovery and Resolution Directive (BRRD) establishes a framework for the recovery and resolution of EU credit institutions and investment firms. This framework applies to HSBC’s operating banks in the European region, including France and Malta. In Hong Kong, the
Banking Ordinance and Financial Institutions (Resolution) Ordinance
sets out requirements for recovery and resolution planning. In general, each respective part of the HSBC Group is responsible for ensuring that it meets local recovery and resolution requirements where they exist, which are mainly applicable only to those regulated entities in a particular jurisdiction. The PRA and BoE, however, are the lead “home” regulators from a recovery and resolution perspective for the consolidated HSBC Group.
HSBC maintains recovery plans designed to outline credible
management actions that the HSBC Group could implement in the event of severe stress in order to restore its business to a stable and sustainable condition. The HSBC Group submits a Group recovery plan on a biennial basis to the PRA. In addition, certain HSBC entities also submit local recovery plans to host regulators, where local recovery planning requirements are in place. HSBC’s recovery plans are frequently re-appraised to reflect HSBC’s Group structure as well as meet regulatory and internal feedback, including through regular stress testing and ‘fire drill’ simulations.
In general terms, resolution refers to the exercise of statutory powers where a financial institution and/or its parent or other group company is deemed by its regulators to be failing, or likely to fail and it is not reasonably likely that any action taken would result in the institution recovering.
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
This would enable subsidiaries of the HSBC Group to be recapitalised, as needed, to support the resolution objectives and maintain the provision of critical functions locally. Recapitalisation of operating bank subsidiaries could be achieved through the write-down, or conversion to equity, of internally issued MREL, Total Loss Absorbing Capacity
(‘TLAC‘) or Loss Absorbing Capacity (‘LAC‘). It is anticipated that this approach to recapitalising the HSBC Group’s operating bank
subsidiaries would allow the Group to stay together in order to ensure an effective stabilisation of the whole Group whilst also facilitating an orderly restructuring process post resolution. Any resolution of HSBC as a group would be coordinated by the BoE.
Given the geographical footprint of the HSBC Group, resolution authorities have determined that HSBC has three resolution groups that together account for 93% of total HSBC Group RWAs: The Asia resolution group, the European resolution group and the US resolution group. As a result, HSBC is overseen by various regulators and resolution authorities including its lead global regulators and resolution authority, the BoE and the PRA and a number of host regulators and resolution authorities. Examples include the European SRB, the
HKMA, FRB, FDIC and OCC. These host resolution authorities have statutory resolution group powers which could be applied to
subsidiaries of the HSBC Group in their jurisdictions. The application of these local statutory resolution powers may result in one or more individual resolution authorities leading to a local resolution of the subsidiaries within their jurisdiction.
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
increase transparency and accountability for resolution planning. In order to be considered resolvable, HSBC must meet three outcomes:
(i) have adequate resources in resolution; (ii) be able to continue

HSBC Holdings plc	155
business through resolution and restructuring; and (iii) be able to co-
ordinate its resolution and communicate effectively with stakeholders.
The RAF requires HSBC to prepare a report on the HSBC Group’s assessment of its resolvability, which must be submitted to the BoE on a biennial basis. HSBC submitted its first report to the BoE in
October 2021. HSBC Group’s June 2022 public disclosure on its resolvability summarised the key findings from the first RAF Self-
assessment report. HSBC Group submitted its second report to the
BoE in October 2023. In June 2024, HSBC will make its second public disclosure on its resolvability, which will summarise the key findings from the second RAF Self-assessment. In line with the previous BoE
RAF cycle, alongside HSBC's disclosure, the BoE will be disclosing its own assessment of UK banks’ resolvability, including HSBC, against expectations set out in the RAF.
Regular engagement with the BoE and PRA continues as HSBC
prepares for the public disclosure of the second RAF cycle.
HSBC continues to engage with the BoE, PRA and its global
regulators in other jurisdictions to help ensure that it meets current and future recovery and resolution requirements.
Financial crime regulation
HSBC has built a financial crime risk management framework that is applicable across all global businesses and functions, and all countries and territories in which it operates. We manage financial crime risk because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate, as well as the integrity of the financial system on which we all rely. We remain committed to conducting our activities in accordance with all applicable financial crime laws and regulations and applying a consistently high financial crime standard globally.
HSBC has an established global financial crime programme designed to enable the bank to detect, prevent and manage the fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing risks that we may face.
HSBC continues to develop its anti-money laundering programme in light of emerging risks and new legislation. Technical and digital innovation in the financial sector continues at pace and we are actively monitoring developments, defining risk appetite and developing appropriate controls to manage the risks associated with the increasing use of alternate (including digitised) payment methods and digital assets and currencies. HSBC has enhanced its control framework to detect, deter and disrupt terrorist financing and proliferation financing more effectively and has expanded the use of intelligence-led technologies to monitor customer activities. HSBC has continued to embed procedures designed to prevent tax evasion and tax evasion facilitation risks, as well as bribery and corruption risks associated with the activities of its customers, third parties and staff, which may expose HSBC to corporate criminal liability. HSBC seeks to comply with all applicable anti-bribery and corruption laws in every market and jurisdiction in which it operates whilst focussing on the spirit of relevant laws and regulations to demonstrate HSBC’s commitment to ethical behaviours and conduct as part of our
environmental, social and corporate governance. HSBC provides annual mandatory training on the prevention of money laundering, bribery and corruption and tax evasion to all staff and carries out regular risk assessments, monitoring and testing of its programmes incorporating applicable findings within the annual policy refresh.
HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can confidentially report concerns.
HSBC continues to develop its fraud controls in conjunction with areas such as cyber risk, to protect the bank and our customers;
investing in capabilities to fight financial crime through the application of new technologies such as behavioural biometrics, advanced analytics and artificial intelligence. HSBC strengthened its fraud framework, reviewed and published an updated policy and
streamlined the associated control library. Investment has been sustained to develop fraud prevention and detection tooling with leading vendors. Enhanced metrics have been introduced to assist with control performance monitoring and support ongoing
optimisation of fraud defences.
HSBC’s sanctions programme seeks to apply a globally consistent standard to manage sanctions compliance and export control risk effectively across all HSBC legal entities in all jurisdictions in which
HSBC operates. The external sanctions environment remains
dynamic, and sanctions regimes are increasingly complex and less predictable as geopolitical tensions continue to rise. Russia has continued to be the target of various trade and financial sanctions in
2023, with greater focus on enforcing sanctions and limiting methods of sanctions evasion. The US-China relationship remains complex, with both sides imposing sanctions and export restrictions. The US continues to enhance semiconductor restrictions and issued an
Executive Order signalling an intent to curb US person investment in
China related to certain national security technologies and products.
China has retaliated by imposing export restrictions on germanium, gallium, and graphite - key elements in electric vehicle battery production and other "green" technologies - which the US requires to fulfil its environmental objectives. Other material sanctions regulatory developments include the US providing conditional sanctions relief related to the Venezuela sanctions programme. HSBC continues to monitor regulatory developments and their impact on HSBC’s global financial crime policy and risk appetite. HSBC does not consider that its business activities with counterparties with whom transactions are restricted under applicable sanctions are material to its business for the year ended 31 December 2023.
Disclosures pursuant to Section 13(r)
of the Securities Exchange Act
Section 13(r) of the Securities Exchange Act requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions with persons or entities targeted by U.S.
sanctions programs relating to Iran, terrorism, or the proliferation of weapons of mass destruction, even if those activities are not prohibited by U.S. law and are conducted outside the U.S. by non-U.S.
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
There was no measurable gross revenue in 2023 under those
guarantees and counter indemnities. We do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure. We are seeking to cancel all relevant guarantees and counter indemnities, and do not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2023, and approximately 14 remain outstanding.
Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
–We act as the trustee and administrator for a pension scheme involving eight employees of a U.S.-sanctioned Iranian bank in
Asia. Under the rules of this scheme, we accept contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. We run and operate this pension scheme in accordance with applicable laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during
2023, was approximately $2,012.
Other information

156	HSBC Holdings plc
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
Activity related to U.S. Executive Order
13224
During 2023, four individual customers in the Middle East received bonus shares pursuant to legacy holdings in an entity designated under Executive Order 13224 in 2022. We processed these corporate actions on our customers’ investment accounts.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2023.
Activity related to U.S. Executive Order
13382
Two corporate customers in Asia became designated under Executive
Order 13382 in 2023. These customers' accounts are restricted and the relationships are being exited. Immediately following their designations, and prior to the accounts being restricted, we processed a low value credit of interest to a local currency account held by one of the corporate customers and two domestic
transactions through a local payment system for the other corporate customer.
For this activity, there was no measurable gross revenue or net profit to HSBC during 2023.
Other activity
We have a non-Iranian insurance company customer in the Middle
East that, during 2023, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside
Iran that is owned by the Government of Iran. We processed these payments from our customer to the hospital.
We have one corporate customer in the Middle East that, during
2023, received a local currency cheque from a hospital located outside Iran that is owned by the Government of Iran. We processed the cheque from the hospital to our customer.
We have six customers in the Middle East that, during 2023, received local currency cheques from an insurance company located outside
Iran that is owned by the Government of Iran. We processed these cheques from the insurance company to our customers.
We have individual and corporate customers in Asia and Europe that, during 2023, made small local currency domestic payments to, or received such payments from, Iranian embassies. These customers are engaged in activities that require consular services provided by the embassies or provide goods and services that support the conduct of the official business of the embassies. We processed these payments between our customers and the Iranian embassies.
We have four corporate customers in Europe that, during 2023, received local currency payments from a bank owned by the
Government of Iran in relation to management charges for property owned by the bank, service charges, and training fees for staff at the bank. HSBC processed these payments to our customers.
We have individual customers in Europe that are employed by a bank located outside Iran that is owned by the Government of Iran. During
2023, we processed local currency salary payments received via banks that are not owned by the Government of Iran to our
customers.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2023.
Frozen accounts and transactions
We maintain several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed, authorised, or otherwise related to the maintenance of such accounts as consistent with applicable law, took place during 2023. There was no measurable gross revenue or net profit to HSBC during 2023 relating to these frozen accounts.

HSBC Holdings plc	157

Risk review

Our risk review outlines our approach to
risk management, how we identify and
monitor top and emerging risks, and
the actions we take to mitigate them. In
addition, it explains our material banking
risks, including how we manage capital.

159	Our approach to risk
159	Our risk appetite
159	Risk management
162	Key developments in 2023
163	Top and emerging risks
163	Externally driven
166	Internally driven
168	Risk factors
181	Our material banking risks
183	Credit risk
239	Treasury risk
254	Market risk
257	Climate risk
266	Resilience risk
267	Regulatory compliance risk
267	Financial crime risk
268	Model risk
269	Insurance manufacturing operations risk

Risk review

158	HSBC Holdings plc

Our approach to risk
Our risk appetite
We recognise the importance of a strong culture, which refers to our shared attitudes, beliefs, values and standards that shape behaviours including those related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with ultimate supervisory oversight residing with the Board. Our risk appetite defines the level and types of risk that we are willing to take, while informing the financial planning process and guiding strategic decision making.
The following principles guide the Group’s overarching appetite for risk and determine how our businesses and risks are managed.
Financial position
–We aim to maintain a strong capital position, defined by regulatory and internal capital ratios.
–We carry out liquidity and funding management for each operating entity on a stand-alone basis.
Operating model
–We seek to generate returns in line with our risk appetite and strong risk management capability.
–We aim to deliver sustainable and diversified earnings and
consistent returns for shareholders.
Business practice
–We have no appetite for deliberately or knowingly causing
detriment to consumers, or incurring a breach of the letter or spirit of regulatory requirements.
–We have no appetite for inappropriate market conduct by any member of staff or by any Group business.
–We are committed to managing the climate risks that have an impact on our financial position and delivering on our net zero ambition.
–We consider and, where appropriate, mitigate reputational risk that may arise from our business activities and decisions.
–We monitor non-financial risk exposure against risk appetite, including exposure related to inadequate or failed internal
processes, people and systems, or events that impact our
customers or can lead to sub-optimal returns to shareholders, censure, or reputational damage.
Enterprise-wide application
Our risk appetite encapsulates the consideration of financial and non-
financial risks. We define financial risk as the risk of a financial loss as a result of business activities. We actively take these types of risks to maximise shareholder value and profits. Non-financial risk is the risk to achieving our strategy or objectives as the result of failed internal processes, people and systems, or from external events.
Our risk appetite is expressed in both quantitative and qualitative terms and applied at the global business and regional levels, and to material operating entities. Every three years, the Group Risk and
Compliance function commissions an external independent firm to review the Group’s approach to risk appetite and to help ensure that it remains in line with market best practice and regulatory expectations.
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
–an alignment with our strategy, purpose, values and customer needs;
–trends highlighted in other Group risk reports;
–communication with risk stewards on the developing risk
landscape;
–strength of our capital, liquidity and balance sheet;
–compliance with applicable laws and regulations;
–effectiveness of the applicable control environment to mitigate risk, informed by risk ratings from risk control assessments;
–functionality, capacity and resilience of available systems to manage risk; and
–the level of available staff with the required competencies to manage risks.
We formally articulate our risk appetite through our RAS. Setting out our risk appetite helps ensure that we agree a suitable level of risk for our strategy. In this way, risk appetite informs our financial planning process and helps senior management to allocate capital to business activities, services and products.
The RAS is applied to the development of business line strategies, strategic and business planning, and remuneration. At a Group level, performance against the RAS is reported to the Group Risk
Management Meeting alongside key risk indicators to support
targeted insight and discussion on breaches of risk appetite and any associated mitigating actions. This reporting allows risks to be promptly identified and mitigated, and informs risk-adjusted remuneration to drive a strong risk culture.
Each global business, region and material operating entity is required to have its own RAS, which is monitored to help ensure it remains aligned with the Group’s RAS. Each RAS and business activity is guided and underpinned by qualitative principles and/or quantitative metrics.
Risk management
We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth. This is supported through our three lines of defence model described on page 161.
The implementation of our business strategy remains a key focus. As we implement change initiatives, we actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued
safe operation.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continuous monitoring, promotes risk awareness and encourages a sound operational and strategic decision-making and escalation process. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities, with clear accountabilities. We actively review and enhance our risk management framework and our approach to
managing risk, through our activities with regard to: people and capabilities; governance; reporting and management information;
credit risk management models; and data.
Group Risk and Compliance is independent from the global
businesses, including our sales and trading functions. It provides challenge, oversight and appropriate balance in risk/return decisions.

HSBC Holdings plc	159
Our risk management framework
The following diagram and descriptions summarise key aspects of the risk management framework, including governance, structure, risk management tools and our culture, which together help align employee behaviour with risk appetite.

Key components of our risk management framework
HSBC values and risk culture

Risk governance	Non-executive risk governance	The Board approves the Group’s risk appetite, plans and performance targets. It sets the ‘tone from the top’ and is advised by the Group Risk Committee (see page 290).

Executive risk governance
Our executive risk governance structure is responsible for the enterprise-wide management of all risks, including key policies and frameworks for the management of risk within the Group (see pages
161 and 181).

Roles and responsibilities	Three lines of defence model
Our ‘three lines of defence’ model defines roles and responsibilities for risk management. An independent Group Risk and Compliance
function helps ensure the necessary balance in risk/return decisions
(see page 161).

Processes and tools	Risk appetite	The Group has processes in place to identify, assess, monitor, manage and report risks to help ensure we remain within our risk appetite.

Enterprise-wide risk management tools

Active risk management: identification/assessment, monitoring, management and reporting

Internal controls	Policies and procedures	Policies and procedures define the minimum requirements for the controls required to manage our risks.

	Control activities	Operational and resilience risk management defines minimum standards and processes for managing operational risks and internal controls.

	Systems and infrastructure	The Group has systems and processes that support the identification, capture and exchange of information to support risk management activities.

Risk governance
The Board has ultimate supervisory responsibility for the effective management of risk and approves our risk appetite.
The Group Chief Risk and Compliance Officer, supported by members of the Group Risk Management Meeting, holds executive
accountability for the ongoing monitoring, assessment and
management of the risk environment and the effectiveness of the risk management framework.
The Group Chief Risk and Compliance Officer is also responsible for the oversight of reputational risk, with the support of the Group
Reputational Risk Committee. The Group Reputational Risk
Committee considers matters arising from customers, transactions and third parties that either present a serious potential reputational risk to the Group or merit a Group-led decision to ensure a consistent risk management approach across the regions, global businesses and global functions. Further details can be found under the ‘Reputational risk’ section of www.hsbc.com/who-we-are/esg-and-responsible-
business/managing-risk.
Day-to-day responsibility for risk management is delegated to senior managers with individual accountability for decision making. All our people have a role to play in risk management. These roles are defined using the three lines of defence model, which takes into account our business and functional structures, including regulatory compliance and financial crime, as described in the following commentary, ‘Our responsibilities’.
We use a defined executive risk governance structure to help ensure there is appropriate oversight and accountability of risk, which facilitates reporting and escalation to the Group Risk Management
Meeting. This structure is summarised in the following table.

Governance structure for the management of risk and compliance
Authority	Membership	Responsibilities include:
Group Risk Management Meeting
Group Chief Risk and Compliance
Officer
Group Chief Legal Officer
Group Chief Executive
Group Chief Financial Officer
Group Head of Financial Crime and
Group Money Laundering Reporting
Officer
All other Group Executive Committee
members

–Supporting the Group Chief Risk and Compliance Officer in exercising Board-
delegated risk management authority
–Overseeing the implementation of risk appetite and the risk management framework
–Forward-looking assessment of the risk environment, analysing possible risk impacts and taking appropriate action
–Monitoring all categories of risk and determining appropriate mitigating action
–Promoting a supportive Group culture in relation to risk management and conduct

Risk review

160	HSBC Holdings plc

Governance structure for the management of risk and compliance (continued)
Authority	Membership	Responsibilities include:
Group Risk and Compliance Executive Committee
Group Chief Risk and Compliance
Officer
Chief risk and compliance officers of
HSBC’s global businesses
Regional chief risk and compliance
officers and chief risk officers
Heads of Global Risk and Compliance
sub-functions

–Supporting the Group Chief Risk and Compliance Officer in providing strategic direction for the Group Risk and Compliance function, setting priorities and providing oversight
–Overseeing a consistent approach to accountability for, and mitigation of, risk and compliance across the Group

Global business/regional risk management meetings
Global business/regional chief risk and
compliance officers and chief risk
officers
Global business/regional chief
executive officers
Global business/regional chief financial
officers
Global business/regional heads
of global functions

–Supporting the Group Chief Risk and Compliance Officer in exercising Board-
delegated risk management authority
–Forward-looking assessment of the risk environment
–Implementation of risk appetite and the risk management framework
–Monitoring all categories of risk and overseeing appropriate mitigating actions
–Embedding a supportive culture in relation to risk management and controls

The Board committees with responsibility for oversight of risk-related matters are set out on page 288.
Treasury risks are the responsibility of the Group Executive Committee and the Group Risk Committee. Global Treasury actively manages these risks, supported by the Holdings Asset and Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk
Management and the Group Risk Management Meeting. Further details on treasury risk management are set out on page 239.
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
The model underpins our approach to risk management by clarifying responsibility and encouraging collaboration, as well as enabling effective coordination of risk and control activities. The three lines of defence are summarised below:
–The first line of defence owns the risks and is responsible for identifying, recording, reporting and managing them in line with risk appetite, and ensuring that the right controls and assessments are in place to mitigate them.
–The second line of defence challenges the first line of defence on effective risk management, and provides advice, guidance and assurance of the first line of defence to ensure it is managing risk effectively.
–The third line of defence is our Global Internal Audit function, which provides independent assurance as to whether our risk
management approach and processes are designed and operating effectively.
Group Risk and Compliance function
Our Group Risk and Compliance function is responsible for the
Group’s risk management framework. This responsibility includes establishing global policy, monitoring risk profiles, and identifying and managing forward-looking risk. Group Risk and Compliance is made up of sub-functions covering all risks to our business. Forming part of the second line of defence, the Group Risk and Compliance function is independent from the global businesses, including sales and trading functions. It provides challenge, appropriate oversight and balance in risk/return decisions.
Responsibility for minimising both financial and non-financial risk, including regulatory compliance and financial crime, lies with our people. They are required to manage the risks of the business and operational activities for which they are responsible. We maintain adequate oversight of our risks through our various specialist risk stewards and the collective accountability held by our chief risk and compliance officers.
We have continued to strengthen the control environment and our approach to the management of risk, as set out in our risk
management framework. Our ongoing focus is on helping to ensure more effective oversight and better end-to-end identification and management of financial and non-financial risks. This is overseen by the Enterprise Risk Management function, headed by the Global Head of Enterprise Risk Management.
Stress testing and recovery planning
Our stress testing programme assesses our capital and liquidity strength through a rigorous examination of our resilience to external shocks, and forms part of our risk management and capital and liquidity planning. As well as undertaking regulatory-driven stress tests, we conduct our own internal stress tests in order to understand the nature and level of material risks, quantify the impact of such risks and develop plausible mitigating actions. The outcome of a stress test provides management with key insights into the impact of severely adverse events on the Group and provides an indication of resilience to regulators on the Group’s financial stability.
Internal stress tests
Our internal capital assessment uses a range of stress scenarios that explore risks identified by management. They include potential adverse macroeconomic, geopolitical, climate and operational risk events, as well as other potential events that are specific to HSBC.
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
During 2023, we completed a Group-wide internal stress test
alongside testing of the Group’s strategy, otherwise known as the corporate plan, to test and inform our strategy and assumptions. The stress scenario explored the potential impact of interest rate shocks and a deep recession. Under this scenario, inflation re-intensifies as accentuated geopolitical tensions lead to severe global supply chain disruptions and a rise in energy prices.
In addition to the Group-wide stress testing scenarios, each major subsidiary conducts regular macroeconomic and event-driven scenario analysis specific to its region. They also participate, as required, in the regulatory stress testing programmes of the jurisdictions in which they operate, such as stress tests required by the Bank of England

HSBC Holdings plc	161
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
Recovery and resolution plans
Recovery and resolution plans form part of the integral framework safeguarding the Group’s financial stability. The Group recovery plan, together with stress testing, help us understand the likely outcomes of adverse business or economic conditions and in the identification of appropriate risk mitigating actions. The Group is committed to further developing its recovery and resolution capabilities, including in relation to the Resolvability Assessment Framework.
Ibor transition
Interbank offered rates (‘Ibors’) were previously used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance
benchmarking.
The publication of sterling, Swiss franc, euro, Japanese yen and US dollar Libor interest rate benchmarks, as well as the Euro Overnight
Index Average (‘Eonia’) and other local interbank interest rates globally, has ceased following regulatory announcements and industry initiatives. To support any remaining contracts referencing sterling and
US dollar Libor benchmarks, the UK’s Financial Conduct Authority
(‘FCA’) has compelled the ICE Benchmark Administration Limited to publish the three-month sterling Libor setting using an alternative
‘synthetic’ methodology until 31 March 2024, and the one-month, three-month and six-month US dollar Libor settings until
30 September 2024. We continue to support our customers in the transition of the limited number of outstanding contracts relying on
‘synthetic’ Libor benchmarks in line with these dates.
There are approximately 90 of these contracts remaining, which are predominantly syndicated lending contracts, where Commercial
Banking and Global Banking customers have required additional time to enable refinancing or restructuring, with transition expected to be completed prior to 30 September 2024. Additionally, there are a small number of Group-issued MREL and capital securities and client retail mortgages that are contingent on demised Ibors after the end of their fixed interest rate periods. HSBC remains committed to seeking to remediate and/or mitigate relevant risks relating to Ibor-demise, as appropriate, for these contracts. HSBC expects to be able to remediate and/or mitigate these risks by the relevant interest rate calculation dates, which may occur post-cessation of the relevant
Ibor. All other contracts referencing benchmarks that are no longer published have been transitioned in line with client and investor discussions.
Although we continue to track the transition of remaining contracts to alternative interest rate benchmarks, overall, our regulatory compliance, conduct and legal risks have materially diminished. We will continue to monitor until all contracts are fully transitioned.
Key developments in 2023
In 2023, we actively managed the risks related to macroeconomic and geopolitical uncertainties, as well as other key risks described in this section. In addition, we sought to enhance our risk management in the following areas:
–We enhanced our model risk frameworks and controls as we seek to manage the increasing numbers of climate risk, artificial intelligence (‘AI’) and machine learning models being embedded in business processes. Focus is also on generative AI due to the pace of technological changes and regulatory and wider interest in adoption and usage.
–We implemented two revised risk appetite frameworks to better manage and strengthen our controls with respect to concentration risks. These relate to concentration risks arising from exposures to countries and territories, and to single customer groups.
–We enhanced our processes, framework and capabilities to seek to improve the control and oversight of our material third parties, and to help maintain our operational resilience and meet new and evolving regulatory requirements.
–We continued to make progress with our comprehensive
regulatory reporting programme in seeking to strengthen our
global processes, improve consistency and enhance controls
across regulatory reports.
–Through our climate risk programme, we continued to embed
climate considerations throughout the organisation, including through risk policy updates and the completion of our annual climate risk materiality assessment. We also developed risk
metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis.
–We deployed industry-leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime.
–We continued to develop and enhance our electronic
communication policies and standards to help ensure that we act on the most substantive issues. A Group-wide approach to
providing corporate device access is being implemented to meet regulatory expectations.
–We are embedding our suite of regulatory management systems following the Group-wide roll-out of regulatory horizon scanning capabilities, and enhanced regulation mapping tooling.
–We continued to stabilise our net interest income, despite the fluctuations in interest rate expectations, driven by central bank rate increases and a reassessment of the trajectory of inflation in major economies.
Risk review

162	HSBC Holdings plc

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
Externally driven
Geopolitical and macroeconomic risks
HSBC faces elevated geopolitical risks, with the Russia-Ukraine war continuing to have global economic and political implications, and the
Israel-Hamas war increasing tensions in the Middle East, leading to recent attacks on shipping in the Red Sea and countermeasures, which have begun to disrupt supply chains. HSBC is monitoring and assessing the impacts of these wars.
The Russia-Ukraine war has continued to elevate geopolitical instability, which could have continued ramifications for the Group and its customers. HSBC continues to monitor and respond to financial sanctions and trade restrictions that have been adopted in response.
These sanctions and trade restrictions are complex, novel and evolving. In particular, the US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia. Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people,
Russian oil imports, energy products, financial institutions and other major Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export, and import bans and restrictions. In December 2023, the US established a new secondary sanctions regime, providing itself broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services involving Russia’s military-industrial base. This creates challenges associated with the detection or prevention of third-party activities beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets.
Our business in Russia principally serves multinational corporate clients headquartered in other countries, is not accepting new business or customers and is consequently on a declining trend.
Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals. The planned sale of our business in Russia became less certain and remains subject to regulatory approval.
The US-China relationship remains complex. To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and the countries’
respective approaches to strategic competition with China continue to develop. Although sanctions and trade restrictions are difficult to predict, increases in diplomatic tensions between China and the US and other countries could result in further sanctions and trade restrictions that could negatively impact the Group, its customers and the markets in which the Group operates. For example, there is a continued risk of additional sanctions and trade restrictions being imposed by the US and other governments in relation to human rights, technology, and other issues, and this could create a more complex operating environment for the Group and its customers.
China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals and companies as well as certain goods such as rare earth minerals and metals, and technology and services. These, as well as certain law enforcement measures, have been imposed against
certain countries, Western consulting and data intelligence firms, defence companies and public officials associated with the
implementation of foreign sanctions against China.
Further sanctions, counter-sanctions and trade restrictions may adversely affect the Group, its customers and the markets in which the Group operates, by creating regulatory, reputational and market risks.
Economic and financial risks also remain significant, and we continue to monitor our risk profile closely in the context of uncertainty over global macroeconomic policies.
A fall in global energy and food prices from the highs of 2022 facilitated a process of disinflation across key economies during 2023.
To date, the Israel-Hamas war has not materially disrupted energy supply, and non-OPEC producers, including the US, increased output in the fourth quarter of 2023. Similarly, geopolitical developments in the Middle East have not to date led to a sustained increase in energy prices, but disruption and further price volatility continue to be a risk.
The escalation or a broadening of either the Russia-Ukraine war or the
Israel-Hamas war could aggravate supply chain disruptions and drive inflation higher and may pose challenges for our customers and our business.
Following the reduction in global inflation rates, central banks in most developed markets are expected to have concluded monetary policy tightening in the second half of 2023. A further fall in inflation is expected to enable reductions in interest rates throughout 2024, although forecasts still assume that they remain materially higher than in recent years. Higher financing costs will raise interest payment burdens for many counterparties.
Fiscal deficits are also expected to remain large in both developed and emerging markets, as public spending on items including social welfare, defence and climate transition initiatives is expected to remain high. In many countries, the fiscal response to the Covid-19 pandemic has also left a very high public debt burden. Against a backdrop of slower economic growth and high interest rates, a rise in borrowing costs could increase the financial strains on highly indebted sovereigns.
Political changes may also have implications for policy. Many countries are expected to hold elections in 2024. This may result in continuity in some markets, but significant political and policy change in others. Political change could bring uncertainty to the political and legal frameworks in markets where the Group operates.
Sector-specific risks are also closely monitored. Mainland China commercial real estate conditions remain distressed as offshore financing conditions and buyer demand remain subdued. Signs of a material or sustained recovery are yet to emerge, with market data still reflecting reduced investment and weak sentiment. The Chinese government is expected to expand fiscal and monetary support to the economy to boost growth and lending in 2024, including specific measures to support developers and stimulate housing demand.
However, the risk of a slow and protracted recovery remains
significant. The business and financial performance of corporates operating in this market has been weak, and refinancing risks are likely to continue in 2024. State-owned enterprises continue to outperform privately-owned enterprises in general, with above market average sales performance, market share gains and greater access to funding. The challenges in this sector could create further pressure on our customers. We continue to closely monitor and take actions to proactively risk manage our portfolio.
Macroeconomic, financial and geopolitical risks have all impacted our macroeconomic risk scenarios. Our Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’
calculations of ECL, assumes that GDP growth rates in our main markets will slow down in 2024, followed by a moderate recovery in

HSBC Holdings plc	163
2025. It is anticipated that inflation will converge towards central banks’ target rates by early 2025. Similarly, interest rates are expected to decline but remain materially higher than in recent years.
We also consider scenarios where commodity prices are materially higher, inflation and interest rates rise and a global recession follows, although we assign these scenarios a lower probability of occurring.
Forecasts remain uncertain, and changing economic conditions and the materialisation of key risks could reduce the accuracy of the
Central scenario forecast. In particular, forecasts in recent years have been sensitive to commodity price changes, changing supply chain conditions, monetary policy adjustments and inflation expectations.
Uncertainty remains with respect to the relationship between the economic factors and historical loss experience, which has required adjustments to modelled ECL in cases where we determined that the model was unable to capture the material underlying risks.
Despite these risks, forecast stability and reduced forecast dispersion in our main markets ensured that the Central scenario for impairment was assigned the same likelihood of occurrence across our key markets.
For further details of our Central and other scenarios, see
‘Measurement uncertainty and sensitivity analysis of ECL estimates’
on page 192.
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
While it is the Group’s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the Group’s compliance obligations, will continue to present challenges and risks for the
Group and could have a material adverse impact on the Group‘s business, financial condition, results of operations, prospects, strategy and reputation, as well as on the Group’s customers.
Mitigating actions
–We closely monitor geopolitical and economic developments in key markets and sectors, and undertake scenario analysis where appropriate. This helps us to take actions to manage our portfolios where necessary, including through enhanced monitoring,
amending our risk appetite and/or reducing limits and exposures.
–We stress test portfolios of particular concern to identify sensitivity to loss under a range of scenarios, with management actions being taken to rebalance exposures and manage risk
appetite where necessary.
–We regularly review key portfolios – including our commercial real estate portfolio – to help ensure that individual customer or portfolio risks are understood and that our ability to manage the level of facilities offered through any downturn is appropriate.
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing, auditing and enhancements.
–We have taken steps, where necessary, to enhance physical
security in geographical areas deemed to be at high risk from terrorism and military conflicts.
Technology and cybersecurity risk
Like other organisations, we operate in an extensive and complex technology landscape. We need to remain resilient in order to support customers, our colleagues and financial markets globally. Risks arise where, for example, technology is not understood, maintained or developed appropriately. We also continue to operate in an
increasingly complex cyber threat environment globally. These threats include potential unauthorised access to customer accounts and attacks on systems, whether ours or our third-party suppliers’. These threats require ongoing investment in business and technical controls to defend against them.
Mitigating actions
–We continue to upgrade many of our IT systems and are
transforming how software solutions are developed, delivered, maintained and tested as part of our investment in the Group’s operational resilience capabilities to seek to meet the expectations of our customers and regulators and to help prevent disruptions to our services.
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 98), and we continue to seek to strengthen our controls to help reduce the likelihood and impact of advanced malware, data leakage, exposure through third parties and security vulnerabilities.
–We continue to seek to enhance our cybersecurity capabilities, including Cloud security, identity and access management, metrics and data analytics, and third-party security reviews and to invest in mitigating the potential threats of emerging technologies.
–We regularly report and review cyber risk and control
effectiveness at executive level across global businesses,
functions and regions, as well as at non-executive Board level to help ensure there is appropriate visibility and governance of the risk and its mitigating actions.
–We participate globally in industry bodies and working groups to collaborate on tactics employed by cyber-crime groups and to work together to seek to prevent, detect and defend against
cyber-attacks on financial organisations globally.
–We respond to attempts to compromise our cybersecurity in
accordance with our cybersecurity framework, which adheres to applicable laws, rules and regulations. To date, none of these attacks have had a material impact on our business or operations.
Environmental, social and governance
(’ESG’) risk
We are subject to financial and non-financial risks associated with
ESG-related matters. Our current areas of focus include climate risk, nature-related risks and human rights risks. These can impact us both directly and indirectly through our business activities and
relationships. For details of how we govern ESG, see page 88.
Our assessment of climate risks covers three distinct time periods, comprising: short term, which is up to 2025; medium term, which is between 2026 and 2035; and long term, which is between 2036 and
2050. These time periods are aligned to the Climate Action 100+
framework v1.2.
We may face credit losses if our customers’ business models fail to align to a net zero economy or if our customers face disruption to their operations or deterioration to their assets as a result of extreme weather.
We may face trading losses if climate change results in changes to macroeconomic and financial variables that negatively impact our trading book exposures.
We may face impacts from physical risk on our own operations and premises, owing to the increase in frequency and severity of weather events and chronic shifts in weather patterns, which could affect our ability to conduct our day-to-day operations.
Risk review

164	HSBC Holdings plc
We may face increased reputational, legal, and regulatory compliance risks if we fail to make sufficient progress towards our net zero ambition, and ESG-related targets, commitments and ambitions, if we fail to meet evolving regulatory expectations and requirements on the management of climate risk and broader ESG risks, or if we
knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
Requirements, policy objectives, expectations or views may vary by jurisdiction and stakeholder in relation to ESG-related matters. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with extraterritorial effect.
We may face financial reporting risk in relation to our climate-related and broader ESG disclosures, as any data, methodologies, scenarios and reporting standards we have used may evolve over time in line with market practice, regulation or developments in science. We may also face the risk of making reporting errors due to issues relating to the availability, accuracy and verifiability of data, and system, process and control challenges. Any changes and reporting errors could result in revisions to our internal frameworks and reported data and could mean that reported figures are not reconcilable or comparable year on year. We may also have to re-evaluate our progress towards our climate-related targets in the future.
We may face model risk, as the uncertain and evolving impacts of climate change and data and methodology limitations present
challenges to creating reliable and accurate model outputs.
We may face climate and broader ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and broader ESG-related risks, or indirectly if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of client assets.
We may also be exposed to nature-related risks beyond climate change. These risks arise when the provision of ecosystem services, such as water availability, air quality and soil quality, is compromised by human activity. Nature risk can manifest through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC and our customers.
Regulation and disclosure requirements in relation to human rights, and to modern slavery in particular, are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of negative human rights impacts arising from their business activities and relationships.
Mitigating actions
–A dedicated Environmental Risk Oversight Forum is responsible for shaping and overseeing our approach and providing support in managing climate and sustainability risk. For further details of the
Group’s ESG governance structure, see page 88.
–Our climate risk programme continues to support the development of our climate risk management capabilities across four key pillars:
governance and risk appetite, risk management, stress testing and scenario analysis, and disclosures. We continue to enhance our approach and mitigation of the risk of greenwashing.
–In January 2024, we updated our energy policy covering the
broader energy system including upstream oil and gas, oil and gas power generation, coal, hydrogen, renewables and hydropower, nuclear, biomass and energy from waste. We also updated our
thermal coal phase-out policy, which aims to drive thermal coal phase-out aligned to science-based timeframes. We take a risk-
based approach in the way that we identify transactions and
clients to which our energy and thermal coal phase-out policies apply, and report on relevant exposures, adopting approaches proportionate to risk and materiality. For further details of our sustainability risk policies, see page 67.
–In 2023, we conducted pilot exercises to assess nature risk exposures, focusing on our continental Europe portfolios in line with regulatory expectations.
–In 2023, we provided practical guidance and training, where relevant, to our colleagues across the Group on how to identify and manage human rights risk. For further details, see page 89.
–We have expanded the scope of financial reporting risk to explicitly include oversight over accuracy and completeness of climate-
related and broader ESG disclosures. In 2023, we updated the risk appetite statement to reference our ESG and climate-related
disclosures. We also updated our internal controls to incorporate requirements for addressing the risk of misstatement in climate-
related and broader ESG disclosures. To support this, we have developed a framework to guide control implementation over
climate-related and broader ESG disclosures, which includes areas such as process and data governance, and risk assessment.
–We continue to engage with our customers, investors and
regulators proactively on the management of climate-related and broader ESG risks. We also engage with initiatives, including the
Climate Financial Risk Forum, Equator Principles, Task Force on
Climate-related Financial Disclosures and CDP (formerly the
Carbon Disclosure Project) to help drive best practice for climate risk management.
For further details of our approach to climate risk management, see
‘Climate risk’ on page 257.
For further details of ESG risk management, see ‘Financial crime risk‘
on page 267 and ‘Regulatory compliance risk’ on page 267.
Our ESG review can be found on page 42.
Financial crime risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime. In 2023, these risks were exacerbated by rising geopolitical tensions and ongoing macroeconomic factors. These challenging developments require managing conflicting laws and approaches to legal and regulatory regimes, and implementing increasingly complex and less predictable sanctions and trade restrictions.
Amid high levels of inflation and increasing cost of living pressures, we face increasing regulatory expectations with respect to managing internal and external fraud and protecting vulnerable customers. In addition, the accessibility and increasing sophistication of generative
AI brings financial crime risks. While there is potential for the technology to support financial crime detection, there is also a risk that criminals use generative AI to perpetrate fraud, particularly scams.
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
Expectations continue to increase with respect to the intersection of
ESG issues and financial crime, as our organisation, customers and suppliers transition to net zero. These are particularly focused on potential ‘greenwashing’, human rights issues and environmental crimes. In addition, climate change itself could heighten risks linked to vulnerable migrant populations in countries where financial crime is already more prevalent.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks across markets.
Mitigating actions
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing, auditing and enhancements.
–We continue to develop our fraud controls and invest in
capabilities to fight financial crime through the application of

HSBC Holdings plc	165
advanced analytics and AI, while monitoring technological
developments and engaging with third parties.
–We are looking at the impact of a rapidly changing payments ecosystem, as well as risks associated with direct and indirect exposure to digital assets and currencies, in an effort to maintain appropriate financial crime controls.
–We regularly review our existing policies and control framework so that developments relating to ESG are considered and the financial crime risks are mitigated to the extent possible.
–We engage with regulators, policymakers and relevant
international bodies, seeking to address data privacy challenges through international standards, guidance and legislation.
Digitalisation and technological advances
risk
Developments in technology and changes to regulations are enabling new entrants to the industry, particularly with respect to payments.
This challenges us to continue innovating to address evolving customer requirements, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to adapt or develop products and services to respond to our customers’ evolving needs. We also need to ensure that new digital capabilities do not weaken our resilience or wider risk management capabilities.
New technologies such as generative AI, large language models blockchain and quantum computing offer both business opportunities and potential risks for HSBC. As with the use of all technologies, we aim to maximise their potential while seeking to ensure a robust control environment is in place to help manage the inherent risks, such as the impact on encryption algorithms.
Mitigating actions:
–We continue to monitor this emerging risk and advances in
technology, as well as changes in customer behaviours, to
understand how these may impact our business.
–We assess new technologies to help develop appropriate controls and maintain resilience.
–We closely monitor and assess financial crime risk and the impact on payment transparency and architecture.
Evolving regulatory environment risk
We aim to keep abreast of the emerging regulatory compliance and conduct risk agenda. Current focus areas include but are not limited to: ESG agenda developments, including in particular managing the risk of ‘greenwashing’; ensuring good customer outcomes, including addressing customer vulnerabilities due to cost of living pressures;
enhancements to regulatory reporting controls; and employee
compliance, including the use of e-communication channels.
The competitive landscape in which the Group operates may be impacted by future regulatory changes and government intervention.
Mitigating actions
–We monitor regulatory developments to understand the evolving regulatory landscape, and seek to respond with changes in a
timely manner.
–We engage with governments and regulators, and respond to
consultations with a view to help shape regulations that can be implemented effectively.
–We hold regular meetings with relevant authorities to discuss strategic contingency plans, including those arising from
geopolitical issues.
–Our purpose-led conduct approach aligns to our purpose and
values, in particular the value ‘we take responsibility’.
Internally driven
Data risk
We use multiple systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused, or unprotected. Along with other banks and financial institutions, we need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking Supervision’s 239
guidelines and the General Data Protection Regulation.
Mitigating actions
–Through our global data management framework, we monitor the quality, availability and security of data that supports our customers and internal processes. We work towards resolving any identified data issues in a timely manner.
–We continue to make improvements to our data policies and to our control framework – which includes trusted sources, data flows and data quality – in order to enhance the end-to-end management of data risk.
–We have established a global data management utility and
continue to simplify and unify data management activities across the Group.
–We seek to protect customer data through our data privacy
framework, which establishes practices, design principles and guidelines that enable us to demonstrate compliance with data privacy laws and regulations.
–We continue to modernise our data and analytics infrastructure through investments in Cloud technology, data visualisation, machine learning and AI.
–We continue to educate our employees on data risk and data
management. We have delivered regular mandatory training
globally on how to protect and manage data appropriately.
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
Mitigating actions
–We continue to monitor the effectiveness of the controls operated by our third-party providers and request third-party control reports, where required.
–We continue to enhance the effective management of our intra-
Group arrangements using the same control standards as we have for external third-party arrangements.
–We have strengthened the way third-party risk is overseen and managed across all non-financial risks, and have enhanced our processes, framework and reporting capabilities to help improve the visibility of risk and enable more robust management of our material third parties by our global businesses, functions and regions.
–We are implementing the changes required by new regulations as set by our regulators.
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
increases in global inflation and interest rates have impacted the reliability and accuracy of both credit and market risk models.
Risk review

166	HSBC Holdings plc
We continued to prioritise the redevelopment of internal ratings-based
(‘IRB’) and internal model methods (‘IMM’) models, in relation to counterparty credit, as part of the IRB repair and Basel III programmes, with a key focus on enhancing the quality of data used as model inputs. Some models have been approved and a number are pending approval decisions from the UK’s Prudential Regulation
Authority (‘PRA’) and other key regulators. Some IMM and internal model approach (‘IMA’) models have been approved for use, and feedback has been received for some IRB models. Climate risk modelling is a key focus for the Group as HSBC’s commitment to
ESG has become a key part of the Group’s strategy. Focus is also on
AI and machine learning where the pace of technological advances is driving significant changes in modelling techniques.
Model risk remains a key area of focus given the regulatory scrutiny in this area, with local regulatory exams taking place in many
jurisdictions and the PRA’s publication of supervisory statement 1/23
(SS1/23) which provided revised principles on how model risk should be managed, as well as further developments in policy expected from other regulators.
Mitigating actions
–We have continued to embed the enhanced monitoring, review
and challenge of expected credit loss model performance through our Model Risk Management function as part of a broader
quarterly process to determine loss levels. The Model Risk
Management team aims to provide effective review and challenge of any future redevelopment of these models.
–A programme of work is in progress to address the requirements of the new PRA guidance for managing model risk.
–Model Risk Governance committees at the Group, business and functional levels continue to provide oversight of model risk.
–A full review of the Group’s model landscape is being undertaken across the organisation to ensure models are being deployed in line with global business strategy.
–Model Risk Management works closely with businesses to ensure that IRB/IMM/IMA models in development meet risk
management, pricing and capital management needs. Global
Internal Audit provides assurance over the risk management
framework for models.
–Additional assurance work is performed by the model risk
governance teams, which act as second lines of defence. The
teams test whether controls implemented by model users comply with model risk policy and if model risk standards are adequate.
–Models using AI or generative AI techniques are validated and monitored to help ensure that risks that are determined by the algorithms have adequate oversight and review. A framework to manage the range of risks that are generated by these advanced techniques, and to recognise the multidisciplinary nature of these risks, is being developed.
Change execution risk
The needs of our customers are evolving faster than ever, particularly with regard to technological advancements and the global transition to a low-carbon economy. The resulting scale, complexity and pace of strategic and regulatory change have elevated the level of risk for executing such changes safely and efficiently.
Mitigating actions
–Change execution risk is part of our risk taxonomy and control library so that it is defined, assessed, managed, reported and overseen in the same way as our other material risks.
–Our change framework provides colleagues across all levels of the
Group who deliver on strategic and organisational initiatives with a common and consistent understanding of their role in achieving value and outcomes.
–The Change Prioritisation and Oversight Committee oversees the prioritisation, strategic alignment and management of execution risk for all strategic change portfolios and initiatives.
Risks associated with workforce capability,
capacity and environmental factors with
potential impact on growth
Our global businesses and functions in all of our markets are exposed to risks associated with workforce capacity challenges, including challenges to retain, develop and attract high-performing employees in key labour markets, and compliance with employment laws and regulations. Failure to manage these risks may have an impact on the delivery of our strategic objectives. It could also result in poor customer outcomes or a breach of employment laws and regulations, which may lead to regulatory sanctions or legal claims.
Mitigating actions
–We seek to promote a diverse and inclusive workforce and provide health and well-being support. We continue to build our speak-up culture through active campaigns.
–We monitor hiring activities and levels of employee attrition, with each business and function putting in place plans to help ensure they have effective workforce forecasting to meet business
demands.
–We monitor people risks that could arise due to organisational restructuring, helping to ensure we manage redundancies
sensitively and support impacted employees. We encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole
proposition of working at HSBC is well understood.
–Our Future Skills curriculum helps provides skills that will help to enable employees and HSBC to be successful in the future.
–We develop succession plans for key management roles, with
oversight from the Group Executive Committee.

HSBC Holdings plc	167

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
The risk factors are set out below.
Macroeconomic and geopolitical risk
Current economic and market conditions
may adversely affect our results
Our earnings are affected by global and local economic and market conditions. Uncertain economic conditions and volatile markets can create a challenging operating environment for financial institutions such as HSBC.
In particular, we have faced and may continue to face the following challenges to our operations and operating model:
–Economic uncertainty: Current economic forecasts suggest
growth will be weaker in 2024, relative to 2023. Consumer and business confidence remains low and major economies continue to face the risk of a more severe downturn, or recession. Interest rates are forecast to fall throughout 2024, but forecasts still assume that they remain materially higher than in recent years.
Economic weaknesses and higher interest rates could (among
other things) cause asset prices and payment patterns to be
adversely affected, leading to greater than expected increases in delinquencies, default rates and expected credit losses and other credit impairment charges (’ECL’).
–Mainland China commercial real estate: Mainland China
commercial real estate conditions remain distressed as offshore financing conditions and buyer demand remain subdued. Signs of a material or sustained recovery are yet to emerge, with market data still reflecting reduced investment and weak sentiment. The
Chinese government is expected to expand fiscal and monetary support to the economy to boost growth and lending in 2024,
including specific measures to support developers and stimulate housing demand. However, the risk of a slow and protracted
recovery remains significant. The business and financial
performance of corporates operating in this market has been
weak, and refinancing risks are likely to continue in 2024. State-
owned enterprises continue to outperform privately-owned
enterprises in general, with above market average sales
performance, market share gains and greater access to funding.
The challenges in this sector could create further pressure on our customers.
–Geopolitical risks: Geopolitical risks remain elevated. Economic forecasts are assumed to reflect the impact from the Russia-
Ukraine and Israel-Hamas wars, but there is significant uncertainty around the duration and possible escalation of these wars.
Additionally, recent attacks on shipping in the Red Sea and the resulting countermeasures taken have begun to disrupt supply chains. The escalation or a broadening of the Russia-Ukraine war, or the Israel-Hamas war could aggravate supply chain disruptions and drive inflation higher and may pose challenges for our
customers and our business (see ‘The macroeconomic and market impact of major geopolitical developments may affect our financial condition and results’ for further discussion);
–Credit demand: The demand for borrowing from creditworthy
customers may diminish during periods of recession or where
economic activity slows or remains subdued;
–Market conditions: Our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption; and
–Other economic factors: High inflation, higher interest rates and the impact of geopolitical risks have significantly changed the operating environment for many companies and sectors. While
impairment estimates attempt to capture the effects of these in the aggregate, credit losses on specific exposures, with specific idiosyncratic features may not be fully captured in ECL estimates.
The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
The macroeconomic and market impact of
major geopolitical developments may affect
our financial condition and results
Significant geopolitical developments, such as the Russia-Ukraine and
Israel-Hamas wars, continue to affect the global economy and have the potential to further influence the global macroeconomic outlook.
Global commodity markets were impacted by heightened geopolitical risks in 2023 – including the Russia-Ukraine and Israel-Hamas wars –
which sustained concerns about supply chain disruptions.
A fall in global energy and food prices from the highs of 2022 facilitated a process of disinflation across key economies during 2023.
Following the reduction in global inflation rates, central banks in most developed markets are expected to have concluded monetary policy tightening in the second half of 2023.
Disinflationary trends are now visible across most major economies.
Markets expect a reduction in monetary policy rates over the next year if conditions in labour markets ease further and inflation returns closer to central banks’ target rates. However, the possibility of further supply shocks led by geopolitical risks could cause an increase in prices of commodities and manufactured goods and lead to
inflation effects on wages. Higher inflation could prompt central banks to raise interest rates further.
The effects of higher inflation and interest rates in many countries may have material impacts on capital and liquidity. In particular, the pressure of sustained higher inflation and higher interest rates may affect the credit rating of our customers and their ability to repay debt.
In turn, this could negatively impact the Group’s risk-weighted assets
(’RWAs’) and capital position, increase ECL and lead to potential liquidity stress due to, among other factors, increased customer drawdowns. There could be further adverse impacts on the Group's income due to lower lending volumes and lower wealth and insurance revenue, due to market volatility.
Our Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’ (’IFRS 9’) calculations of ECL, assumes that GDP growth in many of our main markets will slow down in 2024 followed by a moderate recovery in 2025. It is
anticipated that inflation will converge towards central banks’ target rates by early 2025. Similarly, interest rates are expected to decline but remain materially higher than in recent years. However, forecasts remain uncertain, and changing economic conditions and the
materialisation of key risks could reduce the accuracy of the Central scenario forecast. In particular, forecasts in recent years have been sensitive to commodity price changes, changing supply chain
conditions, monetary policy adjustments and inflation expectations.
Uncertainty remains with respect to the relationship between economic factors and historical loss experience, which has required adjustments to modelled ECLs in cases where we determined that the model was unable to capture the material underlying risks.
There could also be adverse impacts on other assets, goodwill and other intangible assets.
Fiscal deficits are expected to remain large in both developed and emerging markets as public spending on items including social welfare, defence and climate transition initiatives is expected to remain high. In many countries, the fiscal response to the Covid-19 pandemic has also left a very high public debt burden. Against a
Risk review

168	HSBC Holdings plc
backdrop of slower economic growth and high interest rates, a rise in borrowing costs could increase the financial strains on highly indebted sovereigns.
While the average maturity of sovereign debt in developed markets has lengthened, higher borrowing costs than in recent years could reduce the affordability of debt and may in some countries eventually bring its sustainability into question. Among emerging markets and some developed markets, those that need to refinance maturing US dollar-denominated debt, in the context of a historically strong US dollar, may face increasing difficulties. Where HSBC has exposures to such sovereigns and/or related parties, it could incur losses.
Political changes may also have implications for policy. Many countries are expected to hold elections in 2024. This may result in continuity in some markets, but significant political and policy change in others. Political change could bring uncertainty to the political and legal frameworks in markets where the Group operates.
Our financial models have been impacted by the effects of higher inflation and significant increases in interest rates in many countries.
These include retail and wholesale credit models such as IFRS loss models, as well as capital models, traded risk models and models used in the asset/liability management process. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management judgmental adjustments based on the expert judgement of senior credit risk managers and the
recalibration of key loss models to take into account the impacts of higher rates on critical model inputs. See ’We could incur losses or be required to hold additional capital as a result of model limitations or failure‘.
The Russia-Ukraine war has continued to elevate geopolitical instability which could have continued ramifications for the Group and its customers. See also ’We are subject to political, social and other risks in the countries in which we operate’. HSBC continues to monitor and respond to financial sanctions and trade restrictions that have been adopted in response. These sanctions and trade
restrictions are complex, novel and evolving. In particular, the US, the
UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia. Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export, and import bans and restrictions. In December 2023, the US established a new secondary sanctions regime, providing itself broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services involving Russia’s military-
industrial base. This creates challenges associated with the detection or prevention of third-party activities beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain
countermeasures, including the expropriation of foreign assets. These sanctions, restrictions and Russian countermeasures may adversely affect the Group, its customers and the markets in which the Group operates by creating regulatory, reputational and market risks.
Significant uncertainties remain in assessing the duration and impact of the Russia-Ukraine and Israel-Hamas wars. There is a risk that the resulting impact on economic activity may last for a prolonged period and this could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
We are subject to political, social and other
risks in the countries in which we operate
We operate through an international network of subsidiaries and affiliates across countries and territories around the world. Our global operations are subject to potentially unfavourable political, social, environmental and economic developments in such jurisdictions, which may include:
–coups, armed conflicts or acts of terrorism;
–political and/or social instability;
–geopolitical tensions;
–epidemics and pandemics (such as Covid-19);
–climate change, acts of God and natural disasters (such as floods and hurricanes); and
–infrastructure issues, such as transportation and power failures.
Each of the above could impact RWAs, and the financial losses caused by any of these risk events or developments could impair asset values and the creditworthiness of customers.
These risk events or developments may also give rise to disruption to the Group’s services and some may result in physical damage to our operations and/or risks to the safety of our personnel and customers.
Geopolitical tensions could have significant ramifications for the
Group and its customers. In particular:
–Uncertainty about the scope, duration and potential for further escalation of the Israel and Hamas war presents global economic and political implications. (For further details, see ’Current economic and market conditions may adversely affect our results’
and ’The macroeconomic and market impact of major geopolitical developments may affect our financial condition and results’);
–The Russia-Ukraine war along with related financial sanctions, trade restrictions and Russian countermeasures, has had global economic and political implications. For further details, see
’Current economic and market conditions may adversely affect our results’ and ’The macroeconomic and market impact of major
geopolitical developments may affect our financial condition and results’;
–Global tensions over trade, technology and ideology are
manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses;
–Diplomatic tensions between China and the US, which may extend to and involve the UK, the EU, India and other countries, and developments in Hong Kong, Taiwan and the surrounding maritime region, may affect the Group, creating regulatory, reputational and market risks;
–To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and the countries’ respective approaches to strategic competition with China continue to develop;
–Although sanctions and trade restrictions are difficult to predict, increases in diplomatic tensions between China and the US and other countries could result in further sanctions and trade
restrictions that could negatively impact the Group, its customers and the markets in which the Group operates. For example, there is a continued risk of additional sanctions and trade restrictions being imposed by the US and other governments in relation to human rights, technology and other issues with China, and this could create a more complex operating environment for the Group and its customers.
–China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies as well as certain goods such as rare earth minerals and metals, and technology and services. These, as well as certain law enforcement measures, have been imposed
against certain countries, Western consulting and data intelligence firms, defence companies and public officials associated with the implementation of foreign sanctions against China; and
–Further sanctions, counter-sanctions and trade restrictions may adversely affect the Group, its customers and the markets in which the Group operates by creating regulatory, reputational and market risks.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of

HSBC Holdings plc	169
that jurisdiction over another, creating additional compliance, reputational and political risks for the Group. The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relative high contribution to the Group’s profitability, particularly in Hong Kong.
While it is the Group’s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the Group’s compliance obligations, will continue to present challenges and risks for the
Group and could have a material adverse impact on the Group‘s business, financial condition, results of operations, prospects, strategy and reputation, as well as on the Group’s customers.
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
The broad geographic footprint and coverage of HSBC may make us and our customers susceptible to protectionist measures taken by national governments and authorities, including imposition of trade tariffs, restrictions on market access, restrictions on the ability to transact on a cross-border basis, expropriation, restrictions on international ownership, interest rate caps, limits on dividend flows and increases in taxation.
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
We are subject to financial and non-financial
risks associated with Environmental, Social
and Governance (‘ESG‘) related matters,
such as climate change, nature-related and
human rights issues
ESG related matters such as climate change, society’s impact on nature and human rights issues bring risks to our business, our customers and wider society. If we fail to meet evolving regulatory expectations or requirements relating to these matters, this could have regulatory compliance and reputational impacts.
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
–credit risk for our corporate customers may increase if climate-
related regulatory, legislative or technological developments impact customers’ business models or if extreme weather events disrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather;
–trading losses if climate change results in changes to
macroeconomic and financial variables which negatively impact our trading book exposures;
–residential real estate may be affected by changes to the climate, the increase in the frequency and severity of extreme weather events and chronic shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments;
–HSBC may see an increase in operational risk if extreme weather events impact critical operations and premises;
–regulatory compliance risk may result from the increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions;
–conduct risks could develop in association with the increasing demand for ‘green’ products where there are differing and
developing standards or taxonomies; and
–reputational risks may arise from how we decide to support our customers in high-emitting sectors in their transition to net zero, and if we make insufficient progress in achieving our climate-
related ambitions, targets and commitments.
We also face increased reputational, legal and regulatory risks as we make progress towards our net zero ambition and other ESG-related ambitions, targets and commitments, with stakeholders likely to place greater focus on our actions, such as the development of climate and broader ESG-related policies, our disclosures and financing and investment decisions relating to our net zero ambition and other ESG-
related ambitions, targets and commitments. We will face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
Climate risk may also have an impact on model risk, as the uncertain and evolving impacts of climate change as well as data and
methodology limitations present challenges to creating reliable and accurate model outputs.
We may be exposed to climate and broader ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and broader ESG risks or indirectly if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of client assets.
Requirements, policy objectives, expectations or views may vary by jurisdiction and stakeholder in relation to ESG related matters. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with extraterritorial effect.
In addition, there is increasing evidence that nature-related risks beyond climate change - which include risks that can be represented more broadly by impact and dependency on nature – can and will have significant economic impact. These risks arise when the provision of ecosystem services, such as water availability, air quality, and soil quality is compromised by overpopulation, urban
development, natural habitat and ecosystem loss, ecosystem
degradation arising from the economic activity and other
environmental stresses beyond climate change. They can manifest themselves in a variety of ways, including through macroeconomic,
Risk review

170	HSBC Holdings plc
market, credit, reputational, legal and regulatory risks, for both HSBC and its customers.
In 2022, we identified human rights issues that are salient for HSBC, which are the human rights at risk of the most severe negative impact through our business activities and relationships. These issues include the right to decent work, including freedom from slavery and forced labour and the right to equality and freedom from discrimination, amongst others. Our analysis focused on the risk to people, while recognising that where this risk is at its highest, it often converges with material risk to our business, specifically, in HSBC‘s role as employer, buyer, investor, and provider of products and services to personal and business clients. Failure to manage this risk may negatively impact people and communities, which in turn may have reputational, legal, regulatory and financial consequences for HSBC.
In respect of all ESG-related risks, we also need to ensure that our strategy and business model, including the products and services we provide to customers and risk management processes (including processes to measure and manage the various financial and non-
financial risks the Group faces as a result of ESG-related matters)
adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace.
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
In order to track and report on our progress against our ESG-related ambitions, targets and commitments, we rely on internal and, where appropriate and available, external data sources, guided by certain industry standards and our own ability to collect and process such data. While ESG-related reporting has improved over time, data remains of limited quality and consistency exposing us to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision making. Methodologies, data, scenarios and industry standards that we have used may develop over time in line with market practice, regulation and developments in science, where applicable. Any such developments in methodologies and scenarios, and changes in the availability, accuracy and verifiability of data over time and our ability to collect and process such data, exposes us to financial reporting risk in relation to our climate-related and broader
ESG disclosures and could result in revisions to our internal measurement frameworks as well as reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year.
This could also result in the Group having to re-evaluate its progress towards its ESG-related ambitions, commitments and targets in the future and this could result in reputational, legal and regulatory risks.
If any of the above risks materialise, this could have financial and non-
financial impacts for HSBC which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the EU,
following the UK’s withdrawal from the EU,
may adversely affect our operating model
and financial results
The EU and the UK agreed a Trade and Cooperation Agreement on
31 December 2020, following the UK’s withdrawal from the EU. The agreement mainly focused on goods and services but also covered a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. A Memorandum of
Understanding (‘MoU‘) was signed on 27 June 2023, setting out a framework for voluntary regulatory cooperation in financial services between the UK and the EU, including through the establishment of a
Joint UK-EU Financial Regulatory Forum. This is expected to provide a platform on which both parties will be able to discuss financial services-related issues, including future equivalence determinations.
Negotiations between the UK and the EU over the operation of the
Northern Ireland Protocol concluded in February 2023, and in January
2024, the UK Government published further details of how the
Protocol would operate in practice in a document titled "Safeguarding the Union". As the financial passporting arrangement that existed prior to, and during, the transition period expired, we put in place new arrangements for the provision of cross-border banking and
investment services to customers and counterparties in the European
Economic Area (‘EEA‘).
Notwithstanding the progress made in ensuring that we were
prepared for the end of the transition period, there remain risks, many of them linked to the uncertain outcome of ongoing negotiations relating to potential developments in the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states.
The EU law making bodies are understood to have reached
agreement on a new requirement (‘the EU branch requirement’)
under which non-EU banks and significant investment firms would have to establish a branch in each EU member state in which they carry out ‘core banking activities’, defined as deposit taking, lending and guarantees, and commitments. The EU branch requirement,
which will be subject to certain exclusions and exemptions, is being introduced through revisions to the EU Capital Requirements
Directive (‘CRDVI’). CRDVI is expected to be published in the EU
Official Journal in 2024, and the compliance date for the EU branch requirement is currently expected to be 12 months after the date of the transposition into the law of the relevant member state, with such transposition expected by late 2025. However, grandfathering of existing contracts will be available.
The Financial Services and Markets Act (‘FSMA’) 2023 became law in
June 2023 and provides for a number of changes to the regulatory architecture in the UK. It contains provisions that would allow for specified ‘on shored’ EU legislation, also known as ‘retained EU law’
or ‘REUL’ (and known as "assimilated law" after 1 January 2024), to be revoked and replaced by legislation or rules made by HM Treasury or the regulators. FSMA 2023 allows for the eventual repeal of
assimilated law related to financial services and enables the government and regulators to replace it in line with the FSMA model.
Each piece of assimilated law related to financial services is now within a “transitional period,” lasting until its repeal is individually commenced by HM Treasury in a phased and sequenced manner.
Furthermore, as of 1 January 2024, certain legal effects previously associated with REUL (now referred to as assimilated law) no longer apply, including the supremacy of REUL over other types of
conflicting domestic UK law, general principles of EU law (which informed REUL’s interpretation and application) and directly effective
EU rights.
Uncertainty remains as to the extent to which EU and UK laws will diverge in the future, as a result of the future repeal of assimilated law under FSMA 2023 or further development of the EU‘s own
regulatory regime. Any changes to the current rules in this respect, the EU branch requirement and any further divergences in the legal regimes could require modifications to our UK and EU operating models, with resulting impacts to our clients and employees. The precise impacts on our clients will depend on the nature of any developments and their individual circumstances and could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the Group.
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
This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as currency fluctuations.

HSBC Holdings plc	171
We operate in markets that are highly
competitive
We compete with other financial institutions in a highly competitive industry that continues to undergo significant change as a result of financial regulatory reform, as well as increased public scrutiny and a continued challenging macroeconomic environment.
We target internationally mobile clients who need sophisticated global financial solutions. We generally compete on the basis of the quality of our customer service, the wide variety of products and services that we can offer our customers, the ability of our products and services to satisfy our customers’ needs, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and/or cause us to increase our capital investment in our businesses in order to remain competitive. Additionally, our products and services may not be accepted by our targeted clients.
In many markets, there is increased competitive pressure to provide products and services at current or lower prices.
Consequently, our ability to reposition or reprice our products and services from time to time may be limited, and could be influenced significantly by the actions of our competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that we offer our customers, and/
or the pricing for those products and services, could result in a loss of customers and market share.
Developments in technology and changes to regulations are enabling new entrants to the industry. This challenges HSBC to continue innovating and taking advantage of new digital capabilities so that we improve how we serve our customers, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to adapt or develop products and services to respond to our customers‘ evolving needs. We also need to ensure that new digital capabilities do not weaken our resilience. If HSBC fails to develop and adapt its products and services to take advantage of new digital capabilities this could have an adverse impact on our business.
The digitisation of financial services continues to have an impact on the payment services ecosystem, including new market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. This presents ongoing challenges in terms of maintaining required levels of payment transparency, notably where financial institutions serve as intermediaries. Developments around digital assets and currencies have continued at pace, with an increasing regulatory and
enforcement focus.
Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Changes in foreign currency exchange rates
may affect our results
We prepare our accounts in US dollars because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. However, a substantial portion of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies. Changes in foreign exchange rates, including those that may result from a currency becoming de-
pegged from the US dollar, may have an effect on our accounting standards, reported income, cash flows and shareholders’ equity.
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
The potential for future volatility and margin changes remains. See
‘The macroeconomic and market impact of major geopolitical
developments may affect our financial condition and results‘ above regarding the impact of these on the interest rate environment.
Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates. Our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary.
Our insurance businesses are exposed to the risk that market fluctuations may cause mismatches to occur between product
liabilities and the investment assets that back them. Market risks can affect our insurance products in a number of ways depending upon the product and the associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses, with their excess capital invested in the markets. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets.
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
We also access wholesale markets in order to provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies, and to maintain a presence in local markets. In 2023, we issued the equivalent of $23bn of senior debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities, including $17.2bn of senior securities issued by HSBC Holdings.
An inability to obtain financing in the unsecured long-term or short-
term debt capital markets, or to access the secured lending markets, could have a material adverse effect on our liquidity.
Unfavourable macroeconomic developments, market disruptions or regulatory developments may increase our funding costs or challenge our ability to raise funds to support or expand our businesses.
Risk review

172	HSBC Holdings plc
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
Macro-prudential, regulatory and
legal risks to our business model
We are subject to numerous new and
existing legislative and regulatory
requirements, and to the risk of failure to
comply with applicable regulations
Our businesses are subject to ongoing regulation, policies, voluntary codes of practice and interpretations in the various markets in which we operate. A number of regulatory changes affecting our business have effects beyond the country in which they are enacted.
In recent years, regulators and governments have focused on
reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. The measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. With regard to conduct, there is a focus on customers and markets, payments and e-money, ESG
including governance, and operational resilience. This is all set against increased geopolitical tensions which may limit the development of consistent regulatory requirements, and the evolving regulatory response to the ‘banking turmoil’ in 2023.
Specific areas where regulatory changes and increased supervisory expectations could have a material effect on our business, financial condition, results of operations, prospects, capital position, reputation and strategy include, but are not limited to those listed below.
Prudential and related issues
–the implementation of the Basel Committee on Banking
Supervision‘s reforms to the prudential framework, known in the
UK as Basel 3.1, which include changes to the RWA approaches to credit risk, market risk, operational risk, counterparty risk and credit valuation adjustments and the application of RWA floors;
–the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls;
–the possible impacts on some of our regulatory ratios, such as the
CET1 ratio, LCR and NSFR, arising from the programme initiated to strengthen our global processes, improve consistency (through data enhancement, transformation of the reporting systems and an uplift to the control environment over the report production process) and enhance controls across regulatory reports;
–any changes to the prudential framework following the bank
failures in 2023, for example in relation to liquidity or interest rate risk in the banking book or rules concerning depositor protection
(such as those related to the operation of the Financial Services
Compensation Scheme in the UK);
–HM Treasury’s work on improving the operation of the UK’s ring-
fencing regime, which includes proposals that may affect HSBC‘s operations;
–requirements flowing from arrangements for the resolution
strategy of the Group and its individual operating entities that may have different effects in different countries;
–the financial effects of climate risk and other ESG-related changes being incorporated within the global prudential framework,
including physical risks from climate change and the transition risks resulting from a shift to a low carbon economy;
–the increasing regulatory expectations and requirements (for example, the EU‘s Digital Operational Resilience Act) relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions;
and
–reviews of regulatory frameworks applicable to the wholesale financial markets, in particular the reforms and other changes to the securitisation requirements.
Non-prudential and related issues
–the increasing focus by regulators, international bodies and other policy makers, heightened by cost-of-living pressures, on how we conduct business, particularly around the delivery of fair outcomes for customers (for example, the UK Consumer Duty), promoting effective competition and ensuring the orderly and transparent operation of global financial markets;
–the supervisory and regulatory change focus globally on
technology adoption and digital delivery, underpinned by customer protection, including the use of digital assets and currencies and wider financial technology risks, for example, the EU‘s Markets in
Crypto-Assets Regulation, which introduces a framework for
regulating crypto-assets, will begin to apply in 2024, and Hong
Kong, Singapore, and the UK are each introducing new regulations aimed at cryptoassets related activities;
–increasing regulatory expectations and requirements around the use of artificial intelligence (‘AI’) for example, the EU’s proposed AI law;
–continuing supervisory and regulatory change focus globally on payment services and related infrastructure, including ‘Open
Banking‘ and ‘Open Finance‘ initiatives in the UK and the EU and changes concerning operational resilience and cybersecurity;
–ongoing expectations with respect to managing emerging financial crime risks, specifically as they relate to digital assets, an evolving payments infrastructure, national data privacy requirements, and fraud, and managing conflicting laws and approaches to legal and regulatory regimes and implementing increasingly complex and less predictable sanctions and trade restrictions;
–the demise of certain interbank offered rate (‘Ibor‘) reference rates and the transition to new replacement rates (as discussed further under ‘We may not manage risks associated with the replacement of benchmark rates and indices effectively’);
–the continued evolution of the UK’s regulatory framework
following the UK‘s withdrawal from the EU, including changes introduced through the FSMA 2023, the review of EU retained
legislation, government proposals known in the UK as the
‘Edinburgh Reforms/Smarter Regulatory Framework‘, and changes regarding the access of UK and other non-EU financial institutions to EU markets. For further details, see ‘The UK’s trading
relationship with the EU, following the UK‘s withdrawal from the
EU, may adversely affect our operating model and financial
results‘;
–the implementation of conduct and other measures as a result of regulators’ focus on organisational culture, employee behaviour, whistleblowing and diversity and inclusion;
–requirements regarding remuneration arrangements and senior management accountability more generally within the Group (for example, the requirements of the Senior Managers and
Certification Regime in the UK and similar regimes in Hong Kong,
Singapore, Australia, Ireland, and elsewhere that are either in effect or under consideration/implementation);
–changes in national or supra-national requirements regarding the ability to outsource the provision of services and resources offshore or to transfer material risk to financial institutions located

HSBC Holdings plc	173
in other countries, which may impact our ability to implement globally consistent and efficient operating models;
–increasing regulatory expectations of firms in relation to ESG-
related governance, risk management and disclosure frameworks
(for example the UK Sustainability Disclosure Requirements and the EU Corporate Sustainability Reporting Directive), particularly relating to climate change, transition plans, greenwashing and supply chain due diligence; and
–the regulatory focus on policies and controls related to the unauthorised use by employees of electronic communications on non-business platforms.
We may not manage risks associated with
the replacement of benchmark rates and
indices effectively
Ibors were previously used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Key benchmark rates and indices, including Ibors such as the London interbank offered rate (‘Libor’), have been the subject of both national and international regulatory scrutiny and reform for many years. This resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (‘RFRs‘) and the proposed discontinuation of certain reference rates (including Libor). From the end of December 2021, the European Money Markets Institute (‘EMMI’) ceased publication of the Euro Overnight Index average (‘Eonia‘) and ICE Benchmark
Administration Limited (‘IBA’) ceased publication of all sterling, Euro,
Swiss franc and Japanese yen settings, and the one-week and two-
month US dollar Libor settings, RFRs have been adopted in their place. All remaining US dollar Libor settings ceased to be published on 30 June 2023. Following the demise of the one- and six- month sterling Libor settings on 31 March 2023, the only remaining synthetic rates available are the three- month sterling setting, which is expected to cease to be published at the end of March 2024, and the one-, three- and six- month US dollar Libor settings, which will cease to be published on 30 September 2024.
The continued existence of a small number of legacy contracts in benchmark rates that have demised (so called ‘tough legacy
contracts‘) and contracts referencing other Ibors that are expected to demise at a later date, results in several risks for HSBC, its clients and the financial services industry more widely. These include but are not limited to:
–Regulatory compliance, legal and conduct risks, which arise from the transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs, could lead to
unintended or unfavourable outcomes for clients and market
participants. These risks could be heightened if HSBC’s sales processes and procedures are not appropriately adapted or
executed to detail the risks and complexity of the RFR market conventions;
–Legal risks are associated with legacy contracts that HSBC is unable to transition, including those contracts that rely on the use of legislative solutions and/or ‘synthetic’ Libor. If HSBC is unable to transition legacy contracts, this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions will not work from a contractual, practical or financial perspective, potentially resulting in unintended outcomes for clients. While legislative solutions have in some circumstances assisted market participants and investors with transitioning legacy contracts and mitigating risks associated with ‘tough legacy’ contracts, there remains some uncertainty around the operation, application and enforceability of such solutions. For legacy contracts that utilise
‘synthetic’ Libor there is a risk that we are unable to transition such contracts to a new RFR or alternative rate before the relevant
‘synthetic‘ Libor is discontinued. This could lead to reliance on the above-mentioned fallback provisions. Each of these issues could result in unintended or unfavourable outcomes for clients and market participants and this could potentially increase the risk of disputes;
–Resilience and operational risks, resulting from changes to manual and automated processes, made in support of new RFR
methodologies, and the transition of large volumes of Ibor
contracts may lead to operational issues. In particular, there is a risk that our systems, processes and controls have not been
appropriately adapted to account for new RFR methodology
changes or fallback provisions, which may lead to complaints and disputes; and
–Model risk resulting from changes to our models, to replace Ibor-
related data, which could adversely affect the accuracy of model outputs
If any of these risks materialise, this could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
We are subject to the risk of current and
future legal, regulatory or administrative
actions and investigations, the outcomes of
which are inherently difficult to predict
We face significant risks in our business relating to legal, regulatory or administrative actions and investigations. The amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons. These include a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and
international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering, anti-bribery and corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher
expectations from regulators and the public.
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
Provisions for legal proceedings, regulatory and customer remediation matters, typically require a higher degree of judgement than other types of provisions, and the actual costs resulting from such proceedings and matters may exceed existing provisioning.
Additionally, as described in Note 36 on the Financial Statements, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations, or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Risk review

174	HSBC Holdings plc
We may fail to meet the requirements of
regulatory stress tests
We are subject to supervisory stress tests in many jurisdictions, which are described on page 240. These exercises are designed to assess the resilience of banks to potential adverse economic developments or operational failure to inform mitigation actions and ensure that they have robust, forward looking capital planning processes that account for the risks associated with their business profile. Assessment by supervisors is both on a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.
Failure to meet quantitative or qualitative requirements of regulatory stress tests, or the failure by supervisors to approve our stress test results and capital plans, could result in the Group being required to enhance its capital position, and this could, in turn, have a material adverse effect on our business, financial returns, capital position, operational capabilities and reputation.
HSBC and its UK subsidiaries may become
subject to stabilisation provisions under the
Banking Act, in certain significant stress
situations
Under the Banking Act’s special resolution regime (the ‘SRR’), HM
Treasury, the BoE/PRA and the FCA (together, the ‘Authorities’) are granted substantial powers to implement the following stabilisation options: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’
wholly owned by the BoE; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities (the so-called “bail-in power”); and (v) temporary public ownership of the relevant entity.
The SRR also provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the
Authorities, including the power to modify or override certain contractual arrangements in certain circumstances.
The Banking Act gives power to HM Treasury to make further
amendments to the law for the purpose of enabling it to use the SRR powers effectively, potentially with retrospective effect.
These stabilisation options and powers may also be applied to a UK bank or investment firm or to certain of their affiliates (which, in respect of HSBC, could include HSBC Holdings) where certain
conditions are met.
In view of the HSBC Group’s corporate structure, which comprises a group of locally regulated operating banks, the preferred resolution strategy for the HSBC Group, as confirmed by its regulators, is a multiple point of entry (‘MPE’) bail-in strategy. This provides flexibility for HSBC to be resolved either (i) through a bail-in at the HSBC
Holdings level (using the above-mentioned bail-in power), which enables the recapitalisation of operating bank subsidiaries in the
HSBC Group (as required) while restructuring actions are undertaken, with the HSBC Group remaining together; or (ii) at a local subsidiary level pursuant to the application of statutory resolution powers by local resolution authorities. Further details on HSBC’s resolution strategy can be found in the section entitled ‘Recovery and resolution’
on page 155.
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
In addition, potential changes to tax legislation, the approach taken by tax authorities in audits, and tax rates in the countries and territories in which we operate, in particular, those arising as a consequence of the OECD‘s Base Erosion and Profit Shifting project, could increase our effective tax rate in the future and have a material adverse effect on our business, financial condition, results of operations, prospects and capital position.
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
Critical system failure, prolonged service unavailability or a material breach of data security, particularly of confidential customer data, could compromise HSBC Group’s ability to serve its customers. This could breach regulations and could cause long-term damage to HSBC
Group’s business and brand that could have a material adverse effect on our financial condition, results of operations, prospects and reputation.

HSBC Holdings plc	175
We remain susceptible to a wide range of
cyber risks that impact and/or are facilitated
by technology
The threat of cyber-attacks remains a concern for HSBC, as it does across the entire financial sector. As cyber-attacks continue to evolve, failure to protect our operations may result in disruption for customers, manipulation of data or financial loss. This could adversely impact both us and our customers.
Adversaries attempt to achieve their objectives by compromising
HSBC or related third-party systems. They use techniques that include malware (such as ransomware), exploitation of both known and unpublished (zero-day) vulnerabilities in software, phishing emails, distributed denial of service, as well as potentially physical compromise of premises, or coercion of staff. Our customers may also be subject to these constantly evolving cyber-attack techniques.
The Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity. We expect to continue to be the target of such attacks in the future.
Cybersecurity risks will continue to increase, due to continued
increase of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and an increased use of hybrid working models by HSBC’s employees,
contractors, third party service providers and their sub-contractors.
To date, we have not been materially affected by cybersecurity threats. However, our business strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents.
A failure to adhere to HSBC’s cybersecurity policies, procedures or controls, employee wrongdoing, or human, governance or
technological error could also compromise HSBC’s ability to defend against cyber-attacks. Should any of these cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects and reputation.
We could incur losses or be required to hold
additional capital as a result of model
limitations or failure
HSBC uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS 9 basis, financial crime and fraud risk management and financial reporting.
HSBC could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of modelled information for purposes which it was not designed for, or by inherent limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’
use of models are considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to negative feedback from regulators HSBC could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to HSBC’s
approach to model risk management, which poses execution
challenges. The adoption of more sophisticated modelling approaches including artificial intelligence related risks and technology by both
HSBC and the financial services industry could also lead to increased model risk. HSBC’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate-related risks.
Challenges such as uncertainty of the long dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models.
Model risk remains a key area of focus given the regulatory scrutiny in this area with local regulatory examinations taking place in many jurisdictions and revised principles on model risk published by the
PRA which come into force in 2024 and further developments in policy expected from other regulators.
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
Our data management and data privacy
controls must be sufficiently robust to
support the increasing data volumes and
evolving regulations
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
Third parties may use us as a conduit for
illegal activities without our knowledge
We are required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC‘s products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing (see
‘Regulation and supervision - Financial crime regulation’). There are instances, as permitted by regulation, where we may rely upon counterparties to undertake certain financial crime risk management activities on our behalf. While permitted by regulation, such reliance or other controls may not prevent third parties from using us (and our relevant counterparties) as a conduit for financial crime, without our knowledge (and that of those counterparties).
Risk review

176	HSBC Holdings plc
Becoming a party to, associated with, or even accused of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and/or legal enforcement.
Any one of these outcomes could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
We are subject to the risk of financial crime
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity (see also ‘Third parties may use us as a conduit for illegal activities without our knowledge’) and, as such, we face increasing regulatory expectations. In 2023, financial crime risk was exacerbated by increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud, scams and other criminal activities. Our ability to manage financial crime risk is dependent on the use and effectiveness of our financial crime risk assessments, systems and controls. Weak or ineffective financial crime processes and controls may risk HSBC inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage.
In addition, HSBC Bank USA, as the primary US dollar correspondent bank for the Group, is subject to heightened financial crime risk arising from business conducted on behalf of its non-US HSBC affiliates.
HSBC Bank USA has implemented policies, procedures and controls reasonably designed to comply with financial crime legal and regulatory requirements and mitigate financial crime risk from its affiliates. Nevertheless, in the event that these controls are ineffective, this could lead to a breach of these requirements resulting in a potential enforcement action by the US Department of the
Treasury or other US agencies that may include substantial fines or penalties. Any such action against HSBC Bank USA could have a
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
Employee misconduct or regulatory sanctions if a regulator deems
HSBC‘s actions to deter such activity to be insufficient, could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
The delivery of our strategic actions is
subject to execution risk and we may not
achieve all of the expected benefits for
strategic initiatives
Effective management of transformation projects is required to effectively deliver the Group’s strategic priorities, involving delivering both on externally driven programmes and key business initiatives to deliver growth, operational resilience and efficiency outcomes. The scale, complexity and, at times, concurrent demands of the projects required to meet these can result in heightened execution risk.
The Group’s strategy (see pages 11 to 13) set out in February 2022, and refined subsequently, was supported by global trends – the continued economic development in Emerging Markets, growth of international trade and capital flows, and wealth creation, particularly in faster-growing markets. We took into consideration global trends along with our strategic advantages to help us better deploy capital.
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
strategy.
Our ability to execute strategic change may be limited by our operational capacity, effectiveness of our change management controls, challenges in integrating any newly acquired businesses into the Group’s business and instituting and maintaining appropriate transitional arrangements and the potential for unforeseen changes in the market and/or regulatory environment in which we operate. The global economic outlook continues to remain uncertain, particularly with regard to the impact of economic recession, heightened inflation, changes in legislation and geopolitical tensions. Therefore, there remains a risk that, in the absence of an improvement in economic conditions, our cost and investment actions may not be sufficient to achieve the expected benefits.
The failure to successfully deliver or achieve the expected benefits of the Group’s key strategic initiatives could have a material adverse effect on our customers, business, financial condition, results of operations, prospects, operational resilience and reputation.
Our risk management measures may not be
successful
The management of risk is an integral part of all our activities. Risk constitutes our exposure to uncertainty and the consequent
variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including retail and wholesale credit risk, market risk, non-traded market risk, operational risk, insurance risk, concentration risk, capital risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
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
Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and
individuals. In addition, our business faces increasing scrutiny in respect of ESG-related matters. If we fail to act responsibly, or to achieve our announced targets, commitments, goals or ambitions, in a number of areas, such as diversity and inclusion, climate, sustainability, workplace conduct, human rights, and support for local communities, our reputation and the value of our brand may be negatively affected.
Social media and other broadcasting channels that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the
distribution and effect of damaging information and allegations.
Reputational risk could also arise from negative public opinion about the actual, or perceived, manner in which we conduct our business activities, or our financial performance, as well as actual or perceived practices in banking and the financial services industry generally.

HSBC Holdings plc	177
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
Our continued success and implementation of our growth strategy depend in part on the retention of key members of our management team and wider employee base, the availability of skilled management in each of our global businesses and global functions, and the ability to continue to attract, train, motivate and retain highly qualified professionals, each of which may depend on factors beyond our control, including economic, market and regulatory conditions. In addition, the Group announced ambitions in relation to increasing the representation of women and Black heritage employees in senior leadership roles by 2025. If the Group fails to achieve these goals, its ability to attract and retain qualified professionals may be negatively affected.
When we acquire or dispose of a Group operation, we need to ensure that we comply with any employment requirements, provide support to affected employees,and integrate new employees into HSBC‘s
Values, culture and ways of working.
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
There is a risk that collateral cannot be realised, including situations where this arises by change of law, or the imposition of sanctions that may influence our ability to foreclose on collateral or otherwise enforce contractual rights.
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
Any reductions in these current ratings or the outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and our liquidity position.
Risk review

178	HSBC Holdings plc
Risks concerning borrower credit quality are
inherent in our businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (for example, reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including uncertainties caused by the Russia-
Ukraine and Israel-Hamas wars could reduce the recoverability and value of our assets, and require an increase in our ECLs. Additionally, recent attacks on shipping in the Red Sea and the resulting
countermeasures taken have begun to disrupt supply chains (see 'The macroeconomic and market impact of major geopolitical
developments may affect our financial condition and results’).
We estimate and recognise ECLs in our credit exposure. This
process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the economic and geopolitical conditions, including the impact of sanctions, and sector specific risks, might impair the ability of our borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions (including
GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our
counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our insurance businesses are subject to
risks relating to insurance claim rates and
changes in insurance customer behaviour
We provide various insurance products for customers, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities.
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
Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2023 these included
ECLs for amortised cost financial assets and financial assets measured at FVOCI, impairment of goodwill and non-financial assets, valuation of financial instruments, deferred tax assets, provisions, impairment of interests in associates, post-employment benefit plans, impairment in investments in subsidiaries, and non-current assets and disposal groups held for sale, which are discussed in detail in ‘Critical estimates and judgements’ on page 101.
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
The assessment of interests in associates for impairment involves significant judgements in determining the value in use, in particular estimating the present values of cash flows expected to arise from

HSBC Holdings plc	179
continuing to hold the investment, based on a number of
management assumptions.
At 31 December 2023, we performed an impairment review of our investment in BoCom and concluded on an impairment charge taken in the fourth quarter of 2023. The impairment review included consideration of the potential impact of BoCom’s designation as a globally systemically important bank in November 2023. The
impairment reviews are complex and require significant judgments, such as the appropriateness of projected future cash flows, discount rate and regulatory capital assumptions.
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
These judgements and estimates could have a material adverse effect on the future financial position of the Group, results of operations, capital position, prospects and reputation. For further details, see
‘Critical estimates and judgements’ on page 101.
Changes in accounting standards may have
a material impact on how we report our
financial results and financial condition
We prepare our consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with
International Financial Reporting Standards as issued by the
International Accounting Standards Board (‘IASB‘) (‘IFRS Accounting
Standards’), including interpretations (‘IFRICs’) issued by the IFRS
Interpretations Committee.
From time to time, the IASB or the IFRS Interpretations Committee may issue new accounting standards or interpretations that could materially impact how we calculate, report and disclose our financial results and financial condition, and which may affect our capital ratios, including the CET1 ratio. For example, on 1 January 2023, the Group adopted the requirements of IFRS 17 ‘Insurance Contracts’
retrospectively with comparatives restated from the transition date,
1 January 2022. IFRS 17 sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Upon transition to IFRS 17, the Group‘s total equity reduced by $10,459m. We could also be required to apply new or revised standards retrospectively, resulting in our restating prior period financial statements in material amounts. This could have a material adverse effect on our business, financial condition, results of operations and capital position.
Risk review

180	HSBC Holdings plc

Our material banking risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables:

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (see page 183)
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and derivatives.
Credit risk is:
–measured as the amount that could be lost if a customer or
counterparty fails to make repayments;
–monitored using various internal risk management measures and within limits approved by individuals within a framework of delegated authorities; and
–managed through a robust risk control framework, which outlines clear and consistent policies, principles and guidance for risk managers; and
by setting limits and appetite across geographical markets, portfolios or sectors.

Treasury risk (see page 239)
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
Treasury risk is:
–measured through risk appetite and more granular limits, set to provide an early warning of increasing risk, minimum ratios of relevant regulatory metrics, and metrics to monitor the key risk drivers impacting treasury resources;
–monitored and projected against appetites and by using operating plans based on strategic objectives together with stress and scenario testing; and
–managed through control of resources in conjunction with risk profiles, strategic objectives and cash flows.

Market risk (see page 254)
Market risk is the risk of an
adverse financial impact on trading
activities arising from changes in
market parameters such as
interest rates, foreign exchange
rates, asset prices, volatilities,
correlations and credit spreads.

Market risk arises from both trading
portfolios and non-trading portfolios.
Market risk for non-trading portfolios is
discussed in the Treasury risk section
on page 251.
Market risk exposures arising from our
insurance operations are discussed on
page 271.

Market risk is:
–measured using sensitivities, value at risk and stress testing, giving a detailed picture of potential gains and losses for a range of market movements and scenarios, as well as tail risks over specified time horizons;
–monitored using value at risk, stress testing and other measures; and
–managed using risk limits approved by the Group Risk Management
Meeting and the risk management meetings in various global
businesses.

Climate risk (see page 257)
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a net zero economy.
Climate risk can materialise through:
–physical risk, which arises from the
increased frequency and severity of
weather events;
–transition risk, which arises from the
process of moving to a low-carbon
economy;
–net zero alignment risk, which arises
from failing to meet our net zero
commitments or to meet external
expectations related to net zero
because of inadequate ambition and/
or plans, poor execution, or inability
to adapt to changes in the external
environment; and
–the risk of greenwashing, which
arises from the act of knowingly or
unknowingly making inaccurate,
unclear, misleading or
unsubstantiated claims regarding
sustainability to stakeholders.

Climate risk is:
–measured using risk metrics and stress testing;
–monitored against risk appetite statements; and
–managed through adherence to risk appetite thresholds, through specific policies, and through enhancements to processes and development of tools including the development of product market controls to manage the risk of greenwashing and the development of portfolio steering capabilities to manage our net zero targets.

Resilience risk (see page 266)
Resilience risk is the risk of
sustained and significant business
disruption from execution,
delivery, physical security or safety
events, causing the inability to
provide critical services to our
customers, affiliates, and
counterparties.
Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk is:
–measured using a range of metrics with defined maximum acceptable impact tolerances, and against our agreed risk appetite;
–monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
–managed by continual monitoring and thematic reviews.

HSBC Holdings plc	181

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Regulatory compliance risk (see page 267)
Regulatory compliance risk is the
risk associated with breaching our
duty to clients and other
counterparties, inappropriate
market conduct (including
unauthorised trading) and
breaching related financial services
regulatory standards.

Regulatory compliance risk arises from
the failure to observe relevant laws,
codes, rules and regulations and can
manifest itself in poor market or
customer outcomes and lead to fines,
penalties and reputational damage to
our business.

Regulatory compliance risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement and
assessment of our regulatory compliance teams;
–monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or
remediation work is undertaken where required.

Financial crime risk (see page 267)
Financial crime risk is the risk that
HSBC’s products and services will
be exploited for criminal activity.
This includes fraud, bribery and
corruption, tax evasion, sanctions
and export control violations,
money laundering, terrorist
financing and proliferation
financing.
Financial crime risk arises from day-to- day banking operations involving customers, third parties and employees.
Financial crime risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and
assessment by, our compliance teams;
–monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or
remediation work is undertaken where required.

Model risk (see page 268)
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Model risk is:
–measured by reference to model performance tracking and the output of detailed technical reviews, with key metrics including model review statuses and findings;
–monitored against model risk appetite statements, insight from the independent validations completed by the model risk management team, feedback from internal and external audits, and regulatory reviews; and
–managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, and supervising their adoption to ensure operational effectiveness.

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
Financial risk (see page 271)
For insurance entities, financial risk
includes the risk of not being able
to effectively match liabilities
arising under insurance contracts
with appropriate investments and
that the expected sharing of
financial performance with
policyholders under certain
contracts is not possible.

Exposure to financial risk arises from:
–market risk affecting the fair values of
financial assets or their future cash
flows;
–credit risk; and
–liquidity risk of entities being unable
to make payments to policyholders as
they fall due.

Financial risk is:
–measured for credit risk, in terms of economic capital and the amount that could be lost if a counterparty fails to make repayments; for market risk, in terms of economic capital, internal metrics and fluctuations in key financial variables; and for liquidity risk, in terms of internal metrics including stressed operational cash flow projections;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a robust risk control framework, which outlines clear and consistent policies, principles and guidance. This includes using product design, asset liability matching and bonus rates.

Insurance risk (see page 273)
Insurance risk is the risk that, over time, the cost of insurance policies written, including claims and benefits, may exceed the total amount of premiums and investment income received.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, as well as lapse and surrender rates.
Insurance risk is:
–measured in terms of life insurance liabilities and economic capital allocated to insurance underwriting risk;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a robust risk control framework, which outlines clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

Risk review

182	HSBC Holdings plc

Credit risk
Contents

183	Overview
183	Credit risk management
185	Credit risk in 2023
185	Summary of credit risk
189	Stage 2 decomposition
190	Assets held for sale
191	Credit exposure
192	Measurement uncertainty and sensitivity analysis of ECL estimates
204	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
208	Credit quality
212	Wholesale lending
226	Personal lending
234	Supplementary information
238	HSBC Holdings

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and derivatives.
Credit risk management
Key developments in 2023
There were no material changes to the policies and practices for the management of credit risk in 2023. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function. For our wholesale portfolios, we introduced new policies for the management of country risk, subordinated debt assessments, and a revised risk appetite framework. Implementation of these changes did not have a material impact on our wholesale portfolios.
We actively managed the risks related to macroeconomic
uncertainties, including interest rates, inflation, fiscal and monetary policy, broader geopolitical uncertainties and conflicts.
For further details, see ‘Top and emerging risks’ on page 163.
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
The principal objectives of our credit risk management are:
–to maintain across HSBC a strong culture of responsible lending, and robust risk policies and control frameworks;
–to both partner and challenge our businesses in defining,
implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and
–to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.
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
We have a centralised process for generating unbiased and
independent global economic scenarios. Scenarios are subject to a process of review and challenge by a dedicated central team and individually for each region. Each quarter, the scenarios and probability weights are reviewed and checked for consistency with the economic conjuncture and current economic and financial risks. These are subject to final review and approval by senior management in a
Forward Economic Guidance Global Business Impairment Committee.
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
Regional management review forums have representatives from
Credit Risk and Finance. The key site and regional approvals are reported up to the relevant global business impairment committee for final approval of the Group’s ECL for the period. Required members of the committee are the Wholesale Global Chief Corporate Credit
Officer and Chief Risk and Compliance Officer for Wealth and
Personal Banking Risk, as well as the relevant global business’s Chief
Financial Officer and the Global Financial Controller.
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
internal credit rating grades assigned to wholesale and retail customers, and the external ratings attributed by external agencies to debt securities.

HSBC Holdings plc	183
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
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted probability of default (‘PD’).

Quality classification definitions
–‘Strong’ exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss.
–‘Good’ exposures require closer monitoring and demonstrate a good capacity to meet financial commitments, with low default risk.
–‘Satisfactory’ exposures require closer monitoring and demonstrate an average-to-fair capacity to meet financial commitments, with moderate default risk.
–‘Sub-standard’ exposures require varying degrees of special attention and default risk is of greater concern.
–‘Credit-impaired’ exposures have been assessed as described on Note 1.2(i) on the financial statements.

Forborne loans and advances
(Audited)
Forbearance measures consist of concessions towards an obligor that is experiencing or about to experience difficulties in meeting its financial commitments.
We continue to class loans as forborne when we modify the
contractual payment terms due to having significant concerns about the borrowers’ ability to meet contractual payments when they were due. Our definition of forborne captures non-payment-related concessions, such as covenant waivers.
For details of our policy on forbearance, see Note 1.2(i) in the financial statements.
Credit quality of forborne loans
For wholesale lending, where payment-related forbearance measures result in a diminished financial obligation, or if there are other indicators of impairment, the loan will be classified as credit impaired if it is not already so classified. All facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a payment-related forborne loan. For retail lending, where a material payment-related concession has been granted, the loan will be classified as credit impaired. In isolation, non-
payment forbearance measures may not result in the loan being classified as credit impaired unless combined with other indicators of credit impairment. These are classed as performing forborne loans for both wholesale and retail lending.
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
Write-off of loans and advances
(Audited)
Under IFRS 9, write-off should occur when there is no reasonable expectation of recovering further cash flows from the financial asset.
This principle does not prohibit early write-off, which is defined in local policies to ensure effectiveness in the management of
customers in the collections process.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard
Risk review

184	HSBC Holdings plc
period runs until the end of the month in which the account becomes
180 days contractually delinquent. However, in exceptional
circumstances, to avoid unfair customer outcomes, deliver customer duty or meet regulatory expectations, the period may be extended further.
For secured facilities, write-off should occur upon repossession of collateral, receipt of proceeds via settlement, or determination that recovery of the collateral will not be pursued. Where these assets are maintained on the balance sheet beyond 60 months of consecutive delinquency-driven default, the prospect of recovery is reassessed.
Recovery activity, on both secured and unsecured assets, may continue after write-off.
Any unsecured exposures that are not written off at 180 days past due, and any secured exposures that are in ‘default’ status for 60 months or greater but are not written off, are subject to additional monitoring via the appropriate governance forums.
Credit risk in 2023
At 31 December 2023, gross loans and advances to customers and banks of $1,063bn increased by $23.1bn, compared with
31 December 2022. This included favourable foreign exchange
movements of $17.7bn.
Excluding foreign exchange movements, the underlying increase of
$5.4bn was driven by a $21.1bn rise in personal loans and advances to customers and a $8.9bn rise in loans and advances to banks. These were partly offset by a $24.6bn decrease in wholesale loans and advances to customers.
The underlying increase in personal loans and advances to customers was mainly driven by an increase in France (up $7.8bn) due to the retention of a portfolio of home loans and other loans previously classified as assets held for sale. It also comprised increases in the
UK (up $6.6bn), in Hong Kong (up $5.8bn), in Mexico (up $2.3bn) and
in Australia (up $1.4bn) driven by mortgage growth. These were partly offset by a decrease of $1.2bn due to the merger of our business in
Oman and a decrease of $1.0bn due to the disposal of our retail mortgage loan portfolio in New Zealand.
The underlying increase in loans and advances to banks was driven by central bank balances and money market lending growth in Singapore
(up $6.5bn), Hong Kong (up $5.1bn) and the UK (up $2.8bn). These
were partly offset by decreases in mainland China (down $2.6bn),
Malaysia (down $1.6bn) and Switzerland (down $1.4bn).
The underlying decrease in wholesale loans and advances to
customers was driven by a $31.5bn reduction in corporate and commercial balances, of which $13.7bn in stage 1 and $16.8bn in stage 2. The decrease was observed mainly in Hong Kong (down
$18.6bn), in the UK (down $5.4bn) and in mainland China (down
$2.2bn), driven by repayments and deleveraging, as well as de-risking measures on mainland China commercial real estate exposures. It also comprised a decrease in Oman (down $2.1bn) due to the merger of our operations in the country. This was partly offset by an increase in balances with non-bank financial institutions (up $6.8bn) mainly in stage 1 in HSBC UK (up $5.2bn) due to the acquisition of SVB UK.
At 31 December 2023, the allowance for ECL of $12.0bn decreased by $0.6bn compared with 31 December 2022, including adverse
foreign exchange movements of $0.2bn. The $12.0bn allowance
comprised $11.5bn in respect of assets held at amortised cost,
$0.4bn in respect of loan commitments and financial guarantees, and
$0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $0.6bn from 31 December 2022. This was attributable to:
–a $0.5bn decrease in wholesale loans and advances to customers driven by stages 1 and 2; and
–a $0.1bn decrease in personal loans and advances to customers driven by stages 1 and 2.
Stage 3 balances and allowances for ECL at 31 December 2023
remained broadly stable compared with 31 December 2022, as write-
offs and repayments offset new and additional allowances.
In wholesale lending, mainland China’s commercial real estate sector continued to deteriorate in 2023, resulting in new and additional stage
3 charges during the year.
The ECL charge for 2023 was $3.4bn, inclusive of recoveries. This was driven by net stage 3 charges, including $1.0bn in the mainland
China commercial real estate sector, as well as the impact of continued economic uncertainty in other markets, rising interest rates and inflationary pressures.
The ECL charge comprised: $2.3bn in respect of wholesale lending, of which the stage 3 charge was $2.2bn; $1.0bn in respect of personal lending, of which $0.7bn were in stage 3; and $0.1bn in respect of debt instruments measured at FVOCI.
Income statement movements are analysed further on page 103.
While credit risk arises across most of our balance sheet, ECL have typically been recognised on loans and advances to customers and banks, in addition to securitisation exposures and other structured products. As a result, our disclosures focus primarily on these two areas. For further details of:
–maximum exposure to credit risk, see page 191;
–measurement uncertainty and sensitivity analysis of ECL
estimates, see page 192;
–reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
including loan commitments and financial guarantees, see
page 204;
–credit quality, see page 208;
–total wholesale lending for loans and advances to banks and customers by stage distribution, see page 213;
–wholesale lending collateral, see page 223;
–total personal lending for loans and advances to customers at amortised cost by stage distribution, see page 227; and
–personal lending collateral, see page 233.
Summary of credit risk
We have adopted the recommendations of the Taskforce on
Disclosures about Expected Credit Losses (’DECL’) to provide disclosures that help investors and other stakeholders better understand the risks we manage.
The DECL Taskforce, which was jointly established by the Financial
Conduct Authority, Financial Reporting Council and the Prudential
Regulation Authority, was created to help guide ECL disclosure practice and to encourage consistency and comparability across financial institutions.
The following sections of this report include new and redesigned disclosures addressing the taskforce’s recommendations from its third report, which was published in September 2022. For further details of:
–stage 2 decomposition for loans and advances to banks and
personal lending products, see page 189;
–residual average life for personal and wholesale lending by product, see page 189;
–alignment of management judgemental adjustments to the DECL definition with additional qualitative and quantitative granularity, see page 199;
–reconciliation of management judgemental adjustments to
reported ECL, see page 199;
–enhanced wholesale ECL sensitivity to future economic
conditions, see page 201;
–enhanced retail ECL sensitivity to future economic conditions, see page 202;
–reconciliation from reported exposure and ECL to sensitised exposure and weighted ECL, see page 204;
–reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers, see page 207;
–reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees, see page 207;

HSBC Holdings plc	185
–wholesale lending – credit risk profile by obligor grade for loan and other credit-related commitments and financial guarantees, see page 218;
–first lien residential mortgages – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees, see page 230;
–credit cards – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers
including loan commitments and financial guarantees, see
page 231;
–other personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees, see page 231;
–enhanced personal lending – credit risk profile by internal PD band for loans and advances to customers at amortised cost, see
page 232; and
–Personal lending – credit risk profile by internal PD band for loan and other credit-related commitments and financial guarantees, see page 233.
Comparative information for the prior period has not been presented in this Form 20-F for the majority of the new disclosures as we recognised and prioritised the importance of increasing the
comparability of our external disclosures within the timeline recommended by the DECL Taskforce. While prior period information can be valuable in certain contexts, at 31 December 2023 we believed the prospective expansion of the level of disclosures outweighed the benefits of presenting data from prior years. Comparative information is expected to be disclosed from the Annual Report and Accounts
2024.
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in
IFRS 9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2023		At 31 Dec 2022
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	949,609	(11,074)	935,008	(11,447)
Loans and advances to banks at amortised cost	112,917	(15)	104,544	(69)
Other financial assets measured at amortised cost	960,271	(422)	954,934	(493)
– cash and balances at central banks	285,868	—	327,005	(3)
– items in the course of collection from other banks	6,342	—	7,297	—
– Hong Kong Government certificates of indebtedness	42,024	—	43,787	—
– reverse repurchase agreements – non-trading	252,217	—	253,754	—
– financial investments	148,346	(20)	109,086	(20)
– assets held for sale[2]	103,186	(324)	102,556	(415)
– prepayments, accrued income and other assets[3]	122,288	(78)	111,449	(55)
Total gross carrying amount on-balance sheet	2,022,797	(11,511)	1,994,486	(12,009)
Loans and other credit-related commitments	661,015	(367)	618,788	(386)
Financial guarantees	17,009	(39)	18,783	(52)
Total nominal amount off-balance sheet[4]	678,024	(406)	637,571	(438)
	2,700,821	(11,917)	2,632,057	(12,447)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	302,348	(97)	265,147	(126)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 190. At
31 December 2023, the gross carrying amount comprised $84,074m of loans and advances to customers and banks (2022: $81,221m) and $19,112m of other financial assets at amortised cost (2022: $21,334m). The corresponding allowance for ECL comprised $303m of loans and advances to customers and banks (2022: $392m) and $21m of other financial assets at amortised cost (2022: $23m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’
as presented within the consolidated balance sheet on page 358 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without
significant increase in credit risk on which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the
financial assets are therefore considered to be in default or otherwise credit impaired on which a lifetime ECL is recognised.
–POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.
Risk review

186	HSBC Holdings plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	809,384	120,871	19,273	81	949,609	(1,130)	(2,964)	(6,950)	(30)	(11,074)	0.1	2.5	36.1	37.0	1.2
– personal	396,534	47,483	3,505	—	447,522	(579)	(1,434)	(854)	—	(2,867)	0.1	3.0	24.4	—	0.6
– corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)	0.1	2.2	38.6	37.0	1.8
– non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)	0.1	0.8	39.8	—	0.5
Loans and advances to banks at amortised cost	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	946,873	12,734	664	—	960,271	(109)	(132)	(181)	—	(422)	—	1.0	27.3	—	—
Loan and other credit-related commitments	630,949	28,922	1,140	4	661,015	(153)	(128)	(86)	—	(367)	—	0.4	7.5	—	0.1
– personal	253,183	3,459	355	—	256,997	(23)	—	(2)	—	(25)	—	—	0.6	—	—
– corporate and commercial	246,210	20,928	736	4	267,878	(120)	(119)	(83)	—	(322)	—	0.6	11.3	—	0.1
– financial	131,556	4,535	49	—	136,140	(10)	(9)	(1)	—	(20)	—	0.2	2.0	—	—
Financial guarantees	14,746	1,879	384	—	17,009	(7)	(7)	(25)	—	(39)	—	0.4	6.5	—	0.2
– personal	1,106	13	—	—	1,119	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,157	1,290	330	—	11,777	(6)	(6)	(24)	—	(36)	0.1	0.5	7.3	—	0.3
– financial	3,483	576	54	—	4,113	(1)	(1)	(1)	—	(3)	—	0.2	1.9	—	0.1
At 31 Dec 2023	2,513,431	165,842	21,463	85	2,700,821	(1,409)	(3,234)	(7,244)	(30)	(11,917)	0.1	2.0	33.8	35.3	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI’).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2
financial assets by those less than 30 DPD and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than
30 DPD).

Stage 2 days past due analysis at 31 December 2023
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	120,871	116,320	2,571	1,980	(2,964)	(2,458)	(245)	(261)	2.5	2.1	9.5	13.2
– personal	47,483	44,634	1,785	1,064	(1,434)	(974)	(214)	(246)	3.0	2.2	12.0	23.1
– corporate and commercial	69,738	68,446	697	595	(1,500)	(1,454)	(31)	(15)	2.2	2.1	4.4	2.5
– non-bank financial institutions	3,650	3,240	89	321	(30)	(30)	—	—	0.8	0.9	—	—
Loans and advances to banks at amortised cost	1,436	1,424	—	12	(3)	(3)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	12,734	12,417	171	146	(132)	(113)	(9)	(10)	1.0	0.9	5.3	6.8
1The days past due amounts presented above are on a contractual basis.

HSBC Holdings plc	187

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2022
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	776,299	139,076	19,504	129	935,008	(1,092)	(3,488)	(6,829)	(38)	(11,447)	0.1	2.5	35.0	29.5	1.2
– personal	362,677	48,866	3,339	—	414,882	(561)	(1,504)	(805)	—	(2,870)	0.2	3.1	24.1	—	0.7
–corporate and commercial	351,885	85,492	15,696	129	453,202	(488)	(1,907)	(5,887)	(38)	(8,320)	0.1	2.2	37.5	29.5	1.8
– non-bank financial institutions	61,737	4,718	469	—	66,924	(43)	(77)	(137)	—	(257)	0.1	1.6	29.2	—	0.4
Loans and advances to banks at amortised cost	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)	—	1.7	26.8	—	0.1
Other financial assets measured at amortised cost	938,798	15,339	797	—	954,934	(95)	(165)	(233)	—	(493)	—	1.1	29.2	—	0.1
Loan and other credit-related commitments	583,383	34,033	1,372	—	618,788	(141)	(180)	(65)	—	(386)	—	0.5	4.7	—	0.1
– personal	239,521	3,686	799	—	244,006	(26)	(1)	—	—	(27)	—	—	—	—	—
– corporate and commercial	241,313	27,323	551	—	269,187	(111)	(166)	(63)	—	(340)	—	0.6	11.4	—	0.1
– financial	102,549	3,024	22	—	105,595	(4)	(13)	(2)	—	(19)	—	0.4	9.1	—	—
Financial guarantees	16,071	2,463	249	—	18,783	(6)	(13)	(33)	—	(52)	—	0.5	13.3	—	0.3
– personal	1,123	11	1	—	1,135	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	11,547	1,793	247	—	13,587	(5)	(12)	(33)	—	(50)	—	0.7	13.4	—	0.4
– financial	3,401	659	1	—	4,061	(1)	(1)	—	—	(2)	—	0.2	—	—	—
At 31 Dec 2022	2,417,274	192,650	22,004	129	2,632,057	(1,352)	(3,875)	(7,182)	(38)	(12,447)	0.1	2.0	32.6	29.5	0.5
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI’).

Stage 2 days past due analysis at 31 December 2022
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	139,076	134,680	2,410	1,986	(3,488)	(3,017)	(234)	(237)	2.5	2.2	9.7	11.9
– personal	48,866	46,378	1,682	806	(1,504)	(1,080)	(214)	(210)	3.1	2.3	12.7	26.1
– corporate and commercial	85,492	83,976	712	804	(1,907)	(1,860)	(20)	(27)	2.2	2.2	2.8	3.4
– non-bank financial institutions	4,718	4,326	16	376	(77)	(77)	—	—	1.6	1.8	—	—
Loans and advances to banks at amortised cost	1,739	1,729	—	10	(29)	(29)	—	—	1.7	1.7	—	—
Other financial assets measured at amortised cost	15,339	15,103	140	96	(165)	(141)	(8)	(16)	1.1	0.9	5.7	16.7
1The days past due amounts presented above are on a contractual basis.
Risk review

188	HSBC Holdings plc
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2023.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 375.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 375.

Loans and advances to customers and banks[1,2]
	At 31 Dec 2023
	Loans and advances to customers						Loans and advances to banks at amortised cost	Total stage 2
	Personal	of which:			Corporate and commercial	Non-bank financial institutions
		first lien mortgage	credit cards[3]	other personal lending[3]
	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative	35,742	31,178	1,940	2,624	53,034	2,955	781	92,512
Qualitative	11,678	7,077	2,477	2,124	16,241	653	642	29,214
of which: forbearance	171	69	34	68	982	2	—	1,155
30 DPD backstop[4]	63	32	2	29	463	42	13	581
Total gross carrying amount	47,483	38,287	4,419	4,777	69,738	3,650	1,436	122,307

Quantitative	(1,103)	(149)	(554)	(400)	(1,225)	(24)	(1)	(2,353)
Qualitative	(324)	(50)	(142)	(132)	(270)	(6)	(2)	(602)
of which: forbearance	(4)	—	(1)	(3)	(11)	—	—	(15)
30 DPD backstop[4]	(7)	(1)	(1)	(5)	(5)	—	—	(12)
Total allowance for ECL	(1,434)	(200)	(697)	(537)	(1,500)	(30)	(3)	(2,967)

ECL coverage %	3.0	0.5	15.8	11.2	2.2	0.8	0.2	2.4

Residual average life[5] (in years)	16.0	19.3	<1.0	4.1	2.5	1.2	<1.0

Loans and advances to customers[1]
	At 31 Dec 2022
	Gross carrying amount				Allowance for ECL				ECL coverage
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	41,610	66,421	3,679	111,710	(1,302)	(1,642)	(66)	(3,010)	2.7
Qualitative	7,209	18,555	878	26,642	(200)	(262)	(11)	(473)	1.8
30 DPD backstop[4]	47	516	161	724	(2)	(3)	—	(5)	0.7
Total stage 2	48,866	85,492	4,718	139,076	(1,504)	(1,907)	(77)	(3,488)	2.5
1  Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2  Stage 2 decomposition for loans and advances to banks and personal lending products have been reported for the first time at 31 December 2023 following the adoption of the recommendations of the DECL Taskforce’s third report.
3  The higher relative contribution of qualitative stage 2 for credit cards and other personal lending is due to management judgemental adjustments, primarily affordability.
4  Days past due (‘DPD’).
5  Calculated as the difference between final contractual maturities and the reporting date, weighted based on the contribution of the instrument to the stage 2 total gross carrying amount of the corresponding product or sector.

HSBC Holdings plc	189
Assets held for sale
(Audited)
At 31 December 2023, the most material balances held for sale arose from our banking business in Canada and our retail banking operations in France.
Disclosures relating to assets held for sale are provided in the following credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets:
–‘Maximum exposure to credit risk’ (page 191); and
–‘Distribution of financial instruments by credit quality at
31 December’ (page 208);
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
for sale’.

Loans and advances to customers and banks measured at amortised cost
(Audited)
	2023		2022
	Total gross loans and advances	Allowance for ECL	Total gross loans and advances	Allowance for ECL
	$m	$m	$m	$m
As reported	1,062,526	(11,089)	1,039,552	(11,516)
Reported in ‘Assets held for sale’	84,075	(303)	81,221	(392)
At 31 December	1,146,601	(11,392)	1,120,773	(11,908)
At 31 December 2023, gross loans and advances of our banking business in Canada were $56.5bn, and the related allowance for ECL was $0.2bn. Gross loans of our retail banking operations in France were $27.3bn, and the related allowance for ECL was $0.1bn.
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
For further details of the carrying amount and the fair value at
31 December 2023 of loans and advances to banks and customers classified as held for sale, see Note 23 on the financial statements.

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
(Audited)
	Banking business in Canada		Retail banking operations in France		Other		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	56,349	(220)	16,984	(82)	255	(1)	73,588	(303)
– personal	27,071	(95)	13,920	(79)	140	(1)	41,131	(175)
– corporate and commercial	27,789	(120)	3,012	(3)	—	—	30,801	(123)
– non-bank financial institutions	1,489	(5)	52	—	115	—	1,656	(5)
Loans and advances to banks at amortised cost	154	—	10,333	—	—	—	10,487	—
At 31 December 2023	56,503	(220)	27,317	(82)	255	(1)	84,075	(303)

Loans and advances to customers at amortised cost	55,431	(234)	25,121	(92)	412	(62)	80,964	(388)
– personal	26,637	(75)	22,691	(88)	305	(47)	49,633	(210)
– corporate and commercial	27,128	(154)	2,379	(4)	107	(15)	29,614	(173)
– non-bank financial institutions	1,666	(5)	51	—	—	—	1,717	(5)
Loans and advances to banks at amortised cost	100	—	—	—	157	(4)	257	(4)
At 31 December 2022	55,531	(234)	25,121	(92)	569	(66)	81,221	(392)
The table below analyses the amount of ECL (charges)/releases arising from assets held for sale. The charges during the period primarily relate to our business in Canada.

Changes in expected credit losses and other credit impairment
(Audited)
	2023	2022
	$m	$m
ECL (charges)/releases arising from:
– assets held for sale	(49)	(5)
–assets not held for sale	(3,398)	(3,579)
Year ended 31 December	(3,447)	(3,584)

Risk review

190	HSBC Holdings plc
Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments. Commentary on consolidated balance sheet movements in 2023 is provided on page 110. The offset of derivatives remains in line with the movements in maximum exposure amounts.

‘Maximum exposure to credit risk’ table
The following table presents our maximum exposure before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements).
The table excludes trading assets, financial assets designated and otherwise mandatorily measured at fair value through profit or loss, and financial investments measured at fair value through other
comprehensive income as their carrying amount best represents the net exposure to credit risk. Equity securities are also excluded as they are not subject to credit risk. For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount and is net of the allowance for ECL. For financial guarantees and other guarantees granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments, it is generally the full amount of the committed facilities.
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

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place that reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets, such as residential properties, collateral held in the form of financial instruments that are not held on the balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the credit risk is predominantly borne by the policyholder. See page
374 and Note 31 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the ‘Collateral’
section on page 223.

Maximum exposure to credit risk
(Audited)
	2023			2022
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	$m	$m	$m	$m	$m	$m
Loans and advances to customers held at amortised cost	938,535	(22,607)	915,928	923,561	(20,315)	903,246
– personal	444,655	(2,470)	442,185	412,012	(2,575)	409,437
– corporate and commercial	419,852	(18,771)	401,081	444,882	(16,262)	428,620
– non-bank financial institutions	74,028	(1,366)	72,662	66,667	(1,478)	65,189
Loans and advances to banks at amortised cost	112,902	—	112,902	104,475	—	104,475
Other financial assets held at amortised cost	973,316	(13,919)	959,397	970,119	(8,969)	961,150
– cash and balances at central banks	285,868	—	285,868	327,002	—	327,002
– items in the course of collection from other banks	6,342	—	6,342	7,297	—	7,297
– Hong Kong Government certificates of indebtedness	42,024	—	42,024	43,787	—	43,787
– reverse repurchase agreements – non-trading	252,217	(13,919)	238,298	253,754	(8,969)	244,785
– financial investments	148,326	—	148,326	109,066	—	109,066
– assets held for sale	114,134	—	114,134	115,919	—	115,919
– prepayments, accrued income and other assets	124,405	—	124,405	113,294	—	113,294
Derivatives	229,714	(222,059)	7,655	284,159	(273,497)	10,662
Total on-balance sheet exposure to credit risk	2,254,467	(258,585)	1,995,882	2,282,314	(302,781)	1,979,533
Total off-balance sheet	1,007,885	—	1,007,885	934,329	—	934,329
– financial and other guarantees	111,102	—	111,102	106,861	—	106,861
– loan and other credit-related commitments	896,783	—	896,783	827,468	—	827,468
At 31 Dec	3,262,352	(258,585)	3,003,767	3,216,643	(302,781)	2,913,862
Concentration of exposure
We have a number of global businesses with a broad range of
products. We operate in a number of geographical markets with the majority of our exposures in Asia and Europe.
For an analysis of:
–financial investments, see Note 16 on the financial statements;
–trading assets, see Note 11 on the financial statements;
–derivatives, see page 226 and Note 15 on the financial statements;
and
–loans and advances by industry sector and by the location of the principal operations of the lending subsidiary (or, in the case of the operations of The Hongkong and Shanghai Banking Corporation
Limited, HSBC Bank plc, HSBC Bank Middle East Limited and
HSBC Bank USA, by the location of the lending branch), see page
212 for wholesale lending and page 226 for personal lending.
Credit deterioration of financial instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2, stage 3 (credit impaired) and POCI financial instruments can be found in Note 1.2 on the financial statements.

HSBC Holdings plc	191
Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Scenarios were constructed to reflect the latest geopolitical risks and macroeconomic developments, including the Israel-Hamas war and subsequent disruptions in the Red Sea, and current inflation and monetary policy expectations.
Management judgemental adjustments are used where modelled
ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
At 31 December 2023, there was an overall reduction in management judgemental adjustments compared with 31 December 2022, as
modelled outcomes better reflected the key risks at 31 December
2023.
Methodology
At 31 December 2023, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and estimates every quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to distributions for select markets that capture forecasters’ views of the entire range of economic outcomes. In the later years of those scenarios, projections revert to long-term consensus trend expectations. Reversion to trend is done with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, the Downside 2, is designed to represent management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario that explores a more extreme economic outcome than those captured by the consensus scenarios.
In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of
equilibrium, where economic activity moves permanently away from past trends.
The consensus Downside and the consensus Upside scenarios are each calibrated to be consistent with a 10% probability. The
Downside 2 is calibrated to a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed
appropriate for the unbiased estimation of ECL in most
circumstances. However, management may depart from this
probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
In the fourth quarter of 2023, the weights were consistent with the calibrated scenario probabilities, as key risk metrics implied a decline in the uncertainty attached to the Central scenario, compared with the fourth quarter of 2022. Economic forecasts for the Central scenario remained stable, and the dispersion within consensus forecast panels remained low, even as the Israel-Hamas war escalated. Risks, including the economic consequences of a broader war in the Middle
East, were reflected in the Downside scenarios.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts and estimates, specifically for the purpose of calculating ECL.
Forecasts remain subject to uncertainty and variability. Outer scenarios are constructed so that they capture risks that could alter the trajectory of the economy and are designed to encompass the potential crystallisation of key macro-financial risks.
In our key markets, Central scenario forecasts remained broadly stable in the fourth quarter of 2023, compared with the third quarter of 2023. The key exception was with regard to monetary policy, where expectations for interest rate cuts were brought forward.
There continue to be expectations that 2024 will be a period of below trend growth, with inflation remaining above central bank targets.
At the end of 2023, risks to the economic outlook included a number of significant geopolitical issues. Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the reacceleration of inflation, a further rise in interest rates and a global recession.
The scenarios used to calculate ECL in this Form 20-F are described below.
The consensus Central scenario
HSBC’s Central scenario reflects expectations for a low growth and high interest rate environment across many of our key markets, where GDP growth is expected to be lower in 2024 than in the previous year.
Expectations of lower GDP growth in many markets in 2024 are driven by the assumed lagged effects of higher interest rates and inflation in North America and Europe. In the scenario, household discretionary income remains under pressure and business margins deteriorate amid higher refinancing costs. Growth only returns to its long-term expected trend in later years, once inflation reverts back towards central bank targets and interest rates stabilise at lower levels.
In mainland China and Hong Kong, growth is also expected to be moderately slower in 2024 relative to 2023. The economic boost from post-pandemic reopening has faded, and slower global growth and low trade volumes are expected to moderate activity. In mainland
China, the continued fall in investment in the property sector is expected to act as a further brake on the economy, while in Hong
Kong, higher interest rates are expected to drive a further decline in property valuations. Despite these headwinds, a steeper downturn is expected to be avoided as the authorities in mainland China increase fiscal and monetary support to the economy. Substantial fiscal expansion is anticipated for 2024, alongside additional credit easing.
Global GDP is expected to grow by 2.2% in 2024 in the Central scenario, and the average rate of global GDP growth is forecast to be
2.6% over the five-year forecast period. This is below the average growth rate over the five-year period prior to the onset of the pandemic of 2.9%.
The key features of our Central scenario are:
–GDP growth rates in our main markets are expected to slow down in 2024, followed by a moderate recovery in 2025. The slowdown in the UK is particularly notable in this scenario, with growth close to zero through much of 2024. In the scenario, weaker growth is caused by high interest rates, which act to deter consumption and investment.
–In most markets, unemployment is expected to rise moderately as economic activity slows, although it remains low by historical standards.
Risk review

192	HSBC Holdings plc
–Inflation is expected to continue to fall as commodity prices decline, supply disruptions abate, and wage growth moderates. It is anticipated that inflation converges towards central banks’ target rates by early 2025. In mainland China, weak consumption and excess supply has caused inflation to drop sharply but, in the scenario, deflation is not projected to persist.
–Weak conditions in housing markets are expected to persist
through 2024 and 2025 in many of our main markets, including the
UK, Hong Kong and mainland China, as higher interest rates and, in many cases, declining prices, depress activity.
–Challenging conditions are also forecast to continue in the commercial property sector in a number of our key markets.
Structural changes to demand in the office segment in particular have driven lower valuations.
–Policy interest rates in key markets are forecast to have peaked and are projected to decline in 2024. In the longer term, they are expected to remain at a higher level than in recent years.
–The Brent crude oil price is forecast to average around $75 per barrel over the projection period.
The Central scenario was created with forecasts available in late
November, and reviewed continually until the end of December 2023.
In accordance with HSBC’s scenario framework, a probability weight of 75% has been assigned to the Central scenario across all major markets.
The following tables describe key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	1.0	2.6	4.5	0.8	0.8	3.7	1.9
2025	1.2	1.8	2.7	4.4	2.0	1.5	4.0	2.2
2026	1.7	2.1	2.6	4.3	2.0	1.6	3.8	2.3
2027	1.6	2.0	2.6	3.8	2.0	1.5	3.4	2.4
2028	1.6	2.0	2.6	3.9	2.0	1.5	3.4	2.4
5-year average[1]	1.3	1.8	2.6	4.2	1.7	1.4	3.6	2.2
Unemployment rate (%)
2024	4.7	4.3	3.0	5.2	6.2	7.5	2.6	2.9
2025	4.6	4.2	3.0	5.1	5.9	7.3	2.6	2.9
2026	4.3	4.0	3.2	5.1	5.7	7.0	2.6	2.9
2027	4.2	4.0	3.2	5.1	5.7	6.8	2.6	2.9
2028	4.2	4.0	3.2	5.1	5.7	6.8	2.6	2.9
5-year average[1]	4.4	4.1	3.1	5.1	5.8	7.1	2.6	2.9
House prices (annual average growth rate, %)
2024	(5.5)	2.9	(6.6)	(0.6)	(4.8)	(1.0)	12.6	6.5
2025	0.1	2.7	(0.7)	1.1	2.2	2.4	7.7	4.2
2026	3.5	3.1	2.6	2.6	2.8	4.0	4.4	4.2
2027	3.0	2.7	2.8	4.0	2.4	4.4	2.6	4.0
2028	3.0	2.1	3.0	4.5	2.8	4.0	2.3	4.0
5-year average[1]	0.8	2.7	0.2	2.3	1.1	2.8	5.9	4.6
Inflation (annual average growth rate, %)
2024	3.2	2.7	2.1	1.8	2.6	2.7	2.3	4.2
2025	2.2	2.2	2.1	2.0	2.1	1.8	2.2	3.6
2026	2.2	2.3	2.2	2.1	2.1	1.7	2.1	3.5
2027	2.3	2.2	2.4	2.0	2.1	1.9	2.1	3.5
2028	2.3	2.2	2.4	2.0	2.1	2.1	2.1	3.5
5-year average	2.4	2.3	2.2	2.0	2.2	2.0	2.1	3.7
Central bank policy rate (annual average, %)
2024	5.0	5.0	5.4	4.1	4.7	3.6	5.1	10.4
2025	4.3	4.0	4.4	4.2	3.9	2.8	4.1	8.6
2026	3.9	3.7	4.1	4.4	3.4	2.6	3.7	7.9
2027	3.8	3.7	4.1	4.6	3.2	2.6	3.7	7.9
2028	3.7	3.8	4.1	4.8	3.3	2.7	3.8	8.1
5-year average[1]	4.1	4.1	4.4	4.4	3.7	2.9	4.1	8.6
1  The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.

HSBC Holdings plc	193

Consensus Central scenario 2023–2027 (as at 4Q22)
	UK	US	Hong Kong	Mainland China	Canada	France	UAE[2]	Mexico
GDP (annual average growth rate, %)
2023	(0.8)	0.2	2.7	4.6	0.6	0.2	3.7	1.2
2024	1.3	1.5	3.0	4.8	1.9	1.6	3.7	2.0
2025	1.7	2.0	2.7	4.7	2.0	1.5	3.1	2.3
2026	1.7	2.0	2.6	4.4	1.8	1.4	2.8	2.0
2027	1.7	2.0	2.6	4.4	1.8	1.4	2.9	2.0
5-year average[1]	1.1	1.5	2.7	4.6	1.6	1.2	3.2	1.9
Unemployment rate (%)
2023	4.4	4.3	3.7	5.2	6.1	7.6	2.9	3.7
2024	4.6	4.5	3.5	5.1	5.9	7.5	2.8	3.7
2025	4.3	4.2	3.4	5.0	6.0	7.3	2.8	3.5
2026	4.1	3.9	3.3	4.9	5.9	7.2	2.8	3.5
2027	4.1	4.0	3.3	4.8	5.9	7.2	2.8	3.5
5-year average[1]	4.3	4.2	3.4	5.0	5.9	7.3	2.8	3.6
House prices (annual average growth rate, %)
2023	0.2	(2.5)	(10.0)	(0.1)	(15.6)	1.8	5.9	7.9
2024	(3.8)	(3.2)	(3.0)	2.9	(1.2)	2.0	5.2	5.2
2025	0.7	(1.0)	1.7	3.5	4.0	3.1	4.5	4.2
2026	2.1	0.7	2.8	4.1	4.1	3.5	3.3	4.1
2027	2.7	2.5	3.4	4.3	3.0	3.6	2.9	3.9
5-year average[1]	0.4	(0.7)	(1.0)	2.9	(1.1)	2.8	4.4	5.1
Inflation (annual average growth rate,%)
2023	6.9	4.1	2.1	2.4	3.5	4.6	3.2	5.7
2024	2.5	2.5	2.1	2.2	2.2	2.0	2.2	4.1
2025	2.1	2.2	2.0	2.2	2.1	1.8	2.1	3.7
2026	2.0	2.3	2.1	2.1	2.0	1.7	2.1	3.7
2027	2.0	2.3	2.1	2.1	2.0	1.7	2.1	3.7
5-year average[1]	3.1	2.7	2.1	2.2	2.4	2.4	2.3	4.2
Central bank policy rate (annual average, %)
2023	4.4	4.7	5.2	4.6	4.3	2.7	6.1	10.3
2024	4.2	3.8	4.3	4.9	3.9	2.7	5.2	8.1
2025	3.7	3.0	3.5	5.1	3.4	2.4	4.4	7.2
2026	3.4	2.9	3.3	5.3	3.1	2.3	4.3	7.3
2027	3.1	2.9	3.3	5.5	3.2	2.3	4.3	7.8
5-year average[1]	3.8	3.5	3.9	5.1	3.6	2.5	4.9	8.1
1  The five-year average is calculated over a projected period of 20 quarters from 1Q23 to 4Q27.
The graphs compare the Central scenario at the year end 2022 with economic expectations at the end of 2023.
GDP growth: Comparison of Central scenarios

Hong Kong

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2023
2024
2025
2026
2027
2028
4Q22 Central 5Y Average: 2.7%
4Q23 Central 5Y Average: 2.6%
4Q22 Central
4Q23 Central

Note: Real GDP shown as year-on-year percentage change.

Mainland China

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2023
2024
2025
2026
2027
2028
4Q22 Central 5Y Average: 4.6%
4Q23 Central 5Y Average: 4.2%
4Q22 Central
4Q23 Central

Note: Real GDP shown as year-on-year percentage change.
Risk review

194	HSBC Holdings plc

UK

3.5
2.5
1.5
0.5
-0.5
-1.5
-2.5
2023
2024
2025
2026
2027
2028
4Q22 Central 5Y Average: 1.1%
4Q23 Central 5Y Average: 1.3%
4Q22 Central
4Q23 Central

Note: Real GDP shown as year-on-year percentage change.

US

3.5
2.5
1.5
0.5
-0.5
-1.5
-2.5
2023
2024
2025
2026
2027
2028
4Q22 Central 5Y Average: 1.5%
4Q23 Central 5Y Average: 1.8%
4Q22 Central
4Q23 Central

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
These include a faster fall in the rate of inflation that allows central banks to reduce interest rates more quickly, an easing in financial conditions, and a de-escalation in geopolitical tensions as the Israel-
Hamas and Russia-Ukraine wars move towards conclusions, and the
US-China relationship improves.
The following tables describe key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	14.3	(4Q28)	21.8	(4Q28)	30.4	(4Q28)	14.9	(4Q28)	10.4	(4Q28)	30.7	(4Q28)	17.8	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	3.1	(2Q25)	2.4	(3Q24)	4.8	(4Q25)	5.1	(4Q25)	6.2	(4Q25)	2.0	(4Q25)	2.4	(3Q24)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	21.9	(4Q28)	17.9	(4Q28)	19.7	(4Q28)	21.0	(4Q28)	19.6	(4Q28)	34.2	(4Q28)	30.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.4	(1Q25)	0.3	(4Q24)	0.6	(3Q24)	1.1	(1Q25)	1.5	(3Q24)	1.4	(1Q25)	2.7	(1Q25)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	3.7	(2Q27)	4.1	(1Q27)	4.0	(2Q24)	3.2	(2Q27)	2.6	(2Q26)	3.7	(1Q27)	7.8	(2Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario.
3Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2023–2027 (as at 4Q22)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	14.6	(4Q27)	13.6	(4Q27)	23.3	(4Q27)	31.5	(4Q27)	14.0	(4Q27)	10.2	(4Q27)	26.4	(4Q27)	16.4	(4Q27)
Unemployment rate (%, min)[2]	3.5	(4Q23)	3.1	(3Q23)	3.0	(4Q23)	4.7	(3Q24)	5.2	(3Q24)	6.5	(4Q24)	2.2	(3Q24)	3.1	(3Q23)
House price index (%, start-to-peak)[1]	7.8	(4Q27)	3.9	(4Q27)	8.6	(4Q27)	26.3	(4Q27)	12.3	(4Q27)	17.0	(4Q27)	30.6	(4Q27)	33.0	(4Q27)
Inflation rate (YoY % change, min)[3]	0.7	(1Q24)	1.6	(1Q24)	(0.1)	(4Q23)	0.8	(4Q23)	1.0	(1Q24)	0.8	(4Q23)	1.5	(3Q24)	3.2	(1Q24)
Central bank policy rate (%, min)[2]	3.1	(4Q27)	2.9	(1Q27)	3.3	(1Q27)	4.4	(1Q23)	3.1	(3Q26)	2.3	(3Q26)	4.3	(1Q27)	7.1	(3Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario.
3Lowest projected year-on-year percentage change in inflation in the scenario.

HSBC Holdings plc	195
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include an escalation of geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.
As the geopolitical environment remains volatile and complex, risks include:
–a broader and more prolonged conflict in the Middle East that undermines confidence, drives an increase in global energy costs and reduces trade and investment;
–a potential escalation in the Russia-Ukraine war, which expands beyond Ukraine’s borders, and further disrupts energy, fertiliser and food supplies; and
–continued differences between the US and China, which could affect economic confidence, the global goods trade and supply chains for critical technologies.
High inflation and higher interest rates also remain key risks. Should geopolitical tensions escalate, energy and food prices could rise and increase pressure on household budgets and firms’ costs.
A wage-price spiral, triggered by higher inflation and labour supply shortages, could put sustained upward pressure on wages and
services prices, aggravating cost pressures and increasing the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates, significantly higher defaults and, ultimately, a deep economic recession.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate and commodity prices and inflation fall again.
The following tables describe key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(1.4)	(3Q24)	(1.6)	(3Q25)	(1.5)	(1Q24)	(1.7)	(3Q24)	(0.3)	(2Q24)	1.4	(1Q24)	(0.3)	(4Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	5.6	(4Q24)	4.7	(4Q25)	6.9	(4Q25)	7.4	(3Q24)	8.5	(4Q24)	3.7	(4Q25)	3.5	(4Q25)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.3)	(3Q24)	(9.6)	(4Q24)	(7.1)	(3Q25)	(12.0)	(3Q25)	(1.2)	(3Q24)	0.3	(1Q24)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.5	(4Q24)	3.8	(3Q24)	3.5	(4Q24)	3.4	(2Q24)	3.8	(2Q24)	3.0	(1Q24)	6.5	(4Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	5.6	(1Q24)	6.0	(1Q24)	4.1	(3Q24)	5.6	(1Q24)	4.2	(1Q24)	5.7	(1Q24)	12.0	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2023–2027 (as at 4Q22)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(3.0)	(1Q25)	(4.0)	(4Q24)	(2.3)	(3Q24)	(1.7)	(2Q23)	(3.9)	(4Q23)	(0.9)	(2Q23)	0.1	(1Q23)	(2.8)	(4Q24)
Unemployment rate (%, max)[2]	5.8	(2Q24)	5.9	(1Q24)	5.2	(3Q24)	5.9	(4Q23)	7.6	(3Q23)	8.8	(4Q23)	4.1	(3Q23)	4.4	(1Q23)
House price index (%, start-to-trough)[1]	(15.0)	(4Q24)	(11.6)	(4Q25)	(11.9)	(1Q24)	(1.0)	(4Q23)	(20.1)	(4Q24)	(0.7)	(3Q23)	(4.0)	(3Q23)	1.2	(1Q23)
Inflation rate (YoY % change, max)[3]	10.8	(1Q23)	6.2	(1Q23)	3.7	(4Q23)	4.0	(4Q23)	6.0	(1Q23)	7.2	(1Q23)	4.5	(1Q23)	7.9	(1Q23)
Central bank policy rate (%, max)[2]	5.1	(3Q23)	5.2	(3Q23)	5.7	(3Q23)	5.2	(4Q23)	5.6	(3Q23)	3.4	(4Q23)	6.6	(3Q23)	12.1	(3Q23)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including a further escalation of geopolitical crises globally, which creates severe supply disruptions to goods and energy markets.
In the scenario, as inflation surges and central banks tighten monetary policy further, confidence evaporates. However, this impulse is assumed to prove short lived, as recession takes hold, causing commodity prices to correct sharply and global price inflation to fall.
Risk review

196	HSBC Holdings plc
The following tables describe key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(4.6)	(1Q25)	(8.2)	(1Q25)	(6.4)	(1Q25)	(4.8)	(1Q25)	(6.6)	(1Q25)	(4.9)	(2Q25)	(8.1)	(2Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	9.3	(2Q25)	6.4	(4Q24)	7.0	(4Q25)	11.9	(1Q25)	10.2	(4Q25)	4.3	(3Q24)	4.9	(2Q25)
House price index (%, start-to-trough)[1]	(30.2)	(4Q25)	(14.7)	(4Q24)	(32.8)	(3Q26)	(25.5)	(4Q25)	(42.7)	(2Q25)	(14.5)	(2Q26)	(2.9)	(4Q25)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	4.8	(2Q24)	4.1	(3Q24)	4.1	(4Q24)	5.4	(2Q24)	8.6	(2Q24)	3.5	(2Q24)	7.0	(4Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	6.1	(1Q24)	6.4	(1Q24)	4.8	(3Q24)	5.8	(1Q24)	5.2	(1Q24)	6.1	(1Q24)	12.7	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy interest rate in the scenario.
3 The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2023–2027 (as at 4Q22)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(7.5)	(2Q24)	(5.2)	(2Q24)	(10.1)	(2Q24)	(6.9)	(1Q24)	(7.1)	(4Q24)	(7.4)	(2Q24)	(4.3)	(2Q24)	(8.2)	(2Q24)
Unemployment rate (%, max)[2]	8.7	(2Q24)	9.5	(4Q24)	5.8	(1Q24)	6.8	(4Q24)	11.6	(2Q24)	10.3	(4Q24)	4.6	(2Q24)	5.6	(2Q24)
House price index (%, start-to-trough)[1]	(32.9)	(1Q25)	(21.6)	(1Q24)	(26.6)	(2Q26)	(23.2)	(4Q24)	(41.2)	(3Q24)	(11.4)	(2Q25)	(4.8)	(2Q24)	1.1	(1Q23)
Inflation rate (YoY % change, max)[3]	13.5	(2Q23)	6.3	(1Q23)	4.3	(4Q23)	4.6	(4Q23)	6.5	(1Q23)	10.4	(2Q23)	4.8	(1Q23)	7.9	(1Q23)
Central bank policy rate (%, max)[2]	5.6	(4Q23)	5.5	(3Q23)	5.9	(3Q23)	5.1	(3Q23)	6.1	(3Q23)	4.1	(4Q23)	6.8	(3Q23)	12.3	(3Q23)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy interest rate in the scenario.
3 The highest projected year-on-year percentage change in inflation in the scenario.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

Mainland China

12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

US

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2023
2024
2025
2026
2027
2028
Central
Upside
Downside
Downside 2

HSBC Holdings plc	197
Scenario weighting
In reviewing the economic environment, the level of risk and uncertainty, management has considered both global and country-
specific factors.
In the fourth quarter of 2023, key considerations around uncertainty attached to the Central scenario projections focused on:
–the risk that the Israel-Hamas war escalates and affects economic expectations;
–the lagged impact of elevated interest rates on household finances and businesses, and the implications of recent changes to
monetary policy expectations on growth and employment; and
–the outlook for real estate in our key markets, particularly in the
US, UK, Hong Kong and mainland China.
Although these risk factors remain significant, management assessed that they were adequately reflected in the scenarios at their calibrated probability. It was noted that despite the escalation of geopolitical risk in the Middle East, economic forecasts had remained stable, and dispersion of forecasts around the consensus were either stable, or have moved lower. Financial market measures of volatility also remained low through the fourth quarter of 2023.
This has led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework.
This entailed assigning a 75% probability weighting to the Central scenario in our major markets. The consensus Upside scenario was awarded a 10% weighting, and the consensus Downside scenario was given 10%. The Downside 2 was assigned a 5% weighting.
In support of the decision, it was noted that in mainland China recent policy announcements suggest fiscal and monetary stimulus will increase significantly through 2024. This suggests that there will be increased official support to current economic headwinds, which would reduce the uncertainty attached to current forecasts.
In the UK, the Central scenario reflects a weak growth environment in which recession risks remain high. Similarly, in the US, the Central scenario reflects expectations for a weaker growth environment in
2024 as the economy adjusts to the higher rates environment.
For the UAE, it was agreed that there has been an increase in geopolitical uncertainty since the outbreak of the Israel-Hamas war, with the potential for regional escalation remaining a risk. However, economic and market impacts have been limited and oil production remains unaffected.
Management concluded that consensus expectations for Mexico,
France and Canada were also consistent with its view of the
economic outlook, while assessments of uncertainty were also aligned to historical averages.
In the fourth quarter of 2022, management varied the applied scenario weights to reflect greater uncertainty around the inflation and interest rate outlook, amid supply disruption to energy and food commodity markets due to the Ukraine-Russia war. In Hong Kong and mainland
China, uncertainty assessments focused on the upside and downside risks of post-pandemic reopening.
Those factors were reflected in the measures of risk and uncertainty used to inform judgements around the Central scenario. In particular, large forecast changes were observed, alongside wide dispersion of forecasts around consensus estimates and heightened financial market volatility.
The following tables describe the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
4Q23
Upside scenario	10	10	10	10	10	10	10	10	10
Central scenario	75	75	75	75	75	75	75	75	75
Downside scenario	10	10	10	10	10	10	10	10	10
Downside 2 scenario	5	5	5	5	5	5	5	5	5

4Q22
Upside scenario	10	5	5	20	20	5	5	5	5
Central scenario	75	60	70	55	55	70	60	70	70
Downside scenario	10	25	20	20	20	15	25	20	20
Downside 2 scenario	5	10	5	5	5	10	10	5	5
At 31 December 2023, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%. At 31 December 2022, mainland China, Hong Kong and the US each had a combined weighting of 75% for the consensus Upside and Central scenarios. The UK had a combined weighting of 65%.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 31 December 2023. These included:
–the selection of weights to apply to the economic scenarios given the rapidly changing economic conditions and the inherent
uncertainty of the underlying forecast under each scenario;
–the selection of scenarios to consider given the changing nature of macroeconomic and geopolitical risks that the Group and wider economy faces; and
–estimating the economic effects of those scenarios on ECL,
particularly sector and portfolio-specific risks, and the uncertainty of default and recovery experience under all scenarios.
How economic scenarios are reflected in
ECL calculations
Models are used to reflect economic scenarios on ECL estimates. As described above, modelled assumptions and linkages based on
historical information could not alone produce relevant information under the conditions experienced in 2023, and management
judgemental adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the
application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental
adjustments made, including those to reflect the circumstances experienced in 2023.
Risk review

198	HSBC Holdings plc
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
For impaired loans, allowance for ECL estimates are derived based on discounted cash flow (‘DCF’) calculations for internal forward-looking scenarios specific to individual borrower circumstances (see page
375). Probability-weighted outcomes are applied, and depending on materiality and status of the borrower, the number of scenarios considered will change. Where relevant for the case being assessed, forward economic guidance is incorporated as part of these scenarios.
LGD-driven proxy and modelled estimates are used for certain less material cases.
For our retail portfolios, the models are predominantly based on historical observations and correlations with default rates and collateral values.
For PD, the impact of economic scenarios is modelled for each portfolio, using historical relationships between default rates and macroeconomic variables. These are included within IFRS 9 ECL estimates using either economic response models or models that contain internal, external and macroeconomic variables. The
macroeconomic impact on PD is modelled over the period equal to the remaining maturity of the underlying assets.
For LGD, the impact is modelled for mortgage portfolios by
forecasting future loan-to-value profiles for the remaining maturity of the asset, using national level house price index forecasts and applying the corresponding LGD expectation relative to the updated forecast collateral values.
Management judgemental adjustments are described below.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs and using
adjustments to ECL based on management judgement and
quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the
governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 183). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management
judgemental adjustments to be reviewed regularly and, where
possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also
‘Other adjustments’, which are made to address process limitations and data/model deficiencies.
‘Management judgemental adjustments’ and ‘Other adjustments’
constitute the total value of adjustments to modelled allowance for
ECL. For the wholesale portfolio, defaulted exposures are assessed individually and management judgemental adjustments are made only to the performing portfolio.
At 31 December 2023, there was a $0.2bn reduction in management judgemental adjustments compared with 31 December 2022. For the wholesale portfolio, this was due to modelled outcomes better reflecting the key risks at 31 December 2023. For the retail portfolio, there was an increase in other credit judgements due to the potential delayed impact of economic scenarios on unsecured portfolio
defaults, primarily within the UK .
Management judgemental adjustments made in estimating the
scenario-weighted reported allowance for ECL at 31 December 2023 are set out in the following table.

Management judgemental adjustments to ECL at 31 December 2023[1]
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	2.6	2.4	5.0
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation related adjustments	0.1		0.1
Other credit judgements	0.5		0.5
Total management judgemental adjustments (B)[4]	0.6	0.1	0.7
Other adjustments (C)[5]	0.0	0.0	0.0
Final ECL (A + B + C)[6]	3.2	2.5	5.7

HSBC Holdings plc	199

Management judgemental adjustments to ECL at 31 December 2022[1] (continued)
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	3.0	2.6	5.6
Banks, sovereigns, government entities and low-risk counterparties		0.1	0.1
Corporate lending adjustments		0.5	0.5
Inflation-related adjustments	0.1		0.1
Other credit judgements	0.2		0.2
Total management judgemental adjustments (B)[4]	0.3	0.6	0.9
Other adjustments (C)[5]	0.0	(0.1)	(0.1)
Final ECL (A + B + C)[6]	3.3	3.1	6.4
1  Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2  The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3  (A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-
breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies.
6As presented within our internal credit risk governance (see page 183).
Management judgemental adjustments at 31 December 2023 were
an increase to allowance for ECL of $0.1bn for the wholesale portfolio and an increase to ECL of $0.6bn for the retail portfolio.
At 31 December 2023, wholesale management judgemental
adjustments were an increase to allowance for ECL of $0.1bn
(31 December 2022: $0.6bn increase).
–Management judgemental adjustments to corporate exposures
increased allowance for ECL by $0.1bn at 31 December 2023
(31 December 2022: $0.5bn increase), mostly due to management judgements to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sectors in mainland China, the UK and the US. The
decrease in adjustments to allowances compared with
31 December 2022 is attributed to a crystallisation of existing risks at that date through downgrades, and an improved reflection of emerging risks in macroeconomic scenarios and modelled
outcomes.
At 31 December 2023, retail management judgemental adjustments were an increase to allowance for ECL of $0.6bn (31 December 2022:
$0.3bn increase). The increase in adjustments to allowance for ECL compared with 31 December 2022 was primarily due to the increase in management judgemental adjustments in other credit judgements
(detailed below).
–Management judgemental adjustments in relation to inflation increased allowance for ECL by $0.1bn (31 December 2022:
$0.1bn). These adjustments addressed where increasing inflation and interest rates result in affordability risks that were not fully captured by the modelled output.
–Management judgemental adjustments in relation to other credit judgements increased allowance for ECL by $0.5bn (31 December
2022: $0.2bn). These adjustments were primarily to capture the potential delayed impact of economic scenarios on unsecured
portfolio defaults in the UK.
Economic scenarios sensitivity analysis of
ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating allowances for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100%
weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted
(stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail mortgage exposures the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
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
For both retail and wholesale portfolios, the gross carrying amount of financial instruments are the same under each scenario. For
exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.
Risk review

200	HSBC Holdings plc
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 Dec 2023	$m	$m	$m	$m	$m	$m
UK	426,427	820	754	599	1,041	2,487
US	191,104	215	199	189	268	441
Hong Kong	447,480	609	566	433	807	1,393
Mainland China	129,945	258	217	142	414	945
Canada[5]	84,092	89	75	56	107	487
Mexico	30,159	60	56	46	73	226
UAE	52,074	32	32	30	34	40
France	178,827	98	102	90	124	141
Other geographies[6]	450,271	325	298	245	410	882
Total	1,990,378	2,507	2,301	1,829	3,278	7,043
of which:
Stage 1	1,820,843	754	702	553	860	854
Stage 2	169,535	1,753	1,599	1,276	2,418	6,189

By geography at 31 Dec 2022
UK	421,685	769	624	484	833	2,240
US	190,858	277	241	227	337	801
Hong Kong	415,875	925	819	592	1,315	2,161
Mainland China	125,466	295	242	144	415	1,227
Canada[5]	83,274	126	80	60	148	579
Mexico	26,096	88	80	67	116	313
UAE	45,064	45	41	30	55	93
France	173,146	110	102	90	121	145
Other geographies[6]	445,758	447	384	304	527	1,054
Total	1,927,222	3,083	2,612	2,000	3,866	8,612
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 212.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage 2 under the Downside 2 scenario.
5Classified as held for sale at 31 December 2023 and 31 December 2022.
6  Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
At 31 December 2023, the highest level of 100% scenario-weighted allowance for ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions.
Compared with 31 December 2022, the Downside 2 allowance for
ECL was lower in Hong Kong and mainland China, mostly due to the crystallisation of defaults for certain high-risk exposures and a decrease of the associated downside uncertainty.
In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the sensitivity of the allowance for ECL is lower in relation to its nominal amount, when compared with an on-balance sheet exposure with a similar risk profile.

HSBC Holdings plc	201
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 December 2023	$m	$m	$m	$m	$m	$m
UK
Mortgages	161,127	189	180	172	201	334
Credit cards	7,582	344	340	302	353	486
Other	8,183	341	333	273	383	515
Mexico
Mortgages	8,666	188	180	150	235	363
Credit cards	2,445	295	286	206	376	489
Other	4,529	513	503	426	600	731
Hong Kong
Mortgages	106,136	2	2	1	3	5
Credit cards	9,128	287	239	214	395	887
Other	6,269	109	100	88	124	256
UAE
Mortgages	2,001	25	25	25	25	25
Credit cards	471	24	24	22	25	32
Other	721	20	20	19	21	28
France[3]
Mortgages	20,589	50	50	50	51	51
Other	1,328	44	44	43	45	48
US
Mortgages	14,385	8	4	3	4	10
Credit cards	204	15	15	10	15	16
Canada[2]
Mortgages	25,464	67	65	64	70	99
Credit cards	338	13	13	12	16	15
Other	1,368	13	13	12	14	33
Other geographies
Mortgages	55,368	152	149	144	158	198
Credit cards	3,655	173	166	151	202	291
Other	2,416	91	86	83	95	137
Total	442,373	2,962	2,835	2,471	3,411	5,049
of which: mortgages
Stage 1	347,874	101	92	77	145	303
Stage 2	43,451	264	249	225	280	429
Stage 3	2,412	316	314	307	322	352
of which: credit cards
Stage 1	18,557	249	232	180	329	604
Stage 2	4,953	707	657	546	859	1,415
Stage 3	312	193	193	192	194	197
of which: others
Stage 1	19,551	218	151	205	272	501
Stage 2	4,542	540	423	519	636	868
Stage 3	722	373	370	373	375	379
Risk review

202	HSBC Holdings plc

IFRS 9 ECL sensitivity to future economic conditions[1] (continued)
	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 December 2022	$m	$m	$m	$m	$m	$m
UK
Mortgages	147,306	204	188	183	189	399
Credit cards	6,518	455	434	396	442	719
Other	7,486	368	333	274	383	605
Mexico
Mortgages	6,319	152	127	102	183	270
Credit cards	1,616	198	162	97	233	289
Other	3,447	438	400	318	503	618
Hong Kong
Mortgages	100,107	1	1	—	1	1
Credit cards	8,003	261	227	180	417	648
Other	5,899	85	81	74	100	123
UAE
Mortgages	2,170	37	37	36	38	38
Credit cards	441	41	37	21	68	86
Other	718	17	17	15	19	22
France
Mortgages	21,440	51	50	50	51	52
Other	1,433	54	53	52	55	59
US
Mortgages	13,489	7	6	6	8	15
Credit cards	219	26	25	23	27	36
Canada
Mortgages	25,163	45	44	43	46	58
Credit cards	299	10	9	8	11	11
Other	1,399	16	14	13	17	36
Other geographies
Mortgages	56,383	199	190	183	205	253
Credit cards	3,871	192	176	150	219	324
Other	3,630	115	111	107	119	159
Total	417,356	2,972	2,722	2,331	3,334	4,821
1  Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2  Classified as ‘assets held for sale’ at 31 December 2023.
3  Includes balances and allowance for ECL, which have been reclassified from ‘loans and advances to customers’ to ‘assets held for sale’ in the balance sheet at 31 December 2023. This also includes any balances and allowance for ECL, which continue to be reported as personal lending in ‘loans and advances to customers’ that are in accordance with the basis of inclusion for retail sensitivity analysis.
At 31 December 2023, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong.
Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Credit cards and other unsecured lending across stage 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during 2023.
There is limited sensitivity in credit cards and other unsecured lending in stage 3 as levels of loss on defaulted exposures remain consistent through various economic conditions. The alternative downside is from the tail of the economic distribution where allowance for ECL is more sensitive based on historical experience.
The reported gross carrying amount by stage is representative of the weighted scenario allowance for ECL. The allowance for ECL
sensitivity to the other scenarios includes changes in allowance for
ECL due to the levels of loss and the migration of additional lending balances in or out of stage 2.
Group ECL sensitivity results
The allowance for ECL of the scenarios and management
judgemental adjustments is highly sensitive to movements in
economic forecasts. Based upon the sensitivity tables presented above, if the Group allowance for ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the
Downside 2 scenario at 31 December 2023, it would increase/
(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 31 December 2023	$bn	$bn
Reported allowance for ECL	3.0	2.5
Scenarios
100% Consensus Central scenario	(0.1)	(0.2)
100% Consensus Upside scenario	(0.5)	(0.7)
100% Consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	2.1	4.5

Total Group ECL at 31 December 2022
Reported allowance for ECL	3.0	3.1
Scenarios
100% Consensus Central scenario	(0.2)	(0.5)
100% Consensus Upside scenario	(0.6)	(1.1)
100% Consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	1.8	5.5
1On the same basis as retail and wholesale sensitivity analysis.

HSBC Holdings plc	203
At 31 December 2023, the Group allowance for ECL remained
unchanged in the retail portfolio and decreased by $0.6bn in the wholesale portfolio, compared with 31 December 2022.
The decrease in the Downside 2 scenario sensitivity within the wholesale portfolio since 31 December 2022 has been mostly driven by the crystallisation of defaults of higher risk exposures to the mainland China real estate sector and a reduction of related uncertainty. Within the retail portfolio, the increase in the Downside 2 scenario sensitivity was due to portfolio growth in Mexico and scenario forecast deterioration in Hong Kong.
At 31 December 2023, the sensitivity of the allowance for ECL to the consensus Central and consensus Upside scenarios decreased for both retail and wholesale portfolios due to lower macroeconomic forecast uncertainty, and the return to standardised weighting for the probability-weighted reported allowance.

Reconciliation from reported exposure and ECL to sensitised exposure and weighted ECL
	Wholesale		Retail		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m
Included in sensitivity analysis	1,990,378	(2,507)	442,373	(2,962)	2,432,751	(5,469)
– Exclusions from sensitivity as described in the section above[1]	17,024	(6,237)	308,569	(93)	325,593	(6,330)
– Debt instruments measured at fair value through other comprehensive income[2]	(302,348)	97	—	—	(302,348)	97
– Performance guarantees[2]	(93,312)	35	—	—	(93,312)	35
– Other financial assets at amortised cost not presented as wholesale or personal lending, including held for sale[2]	(579,534)	93	(41,129)	174	(620,663)	267
– Other[3]	2,704	(84)	(4,175)	(11)	(1,471)	(95)
As reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023	1,034,912	(8,603)	705,638	(2,892)	1,740,550	(11,495)
Other financial assets at amortised cost					960,271	(422)
Total reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023					2,700,821	(11,917)
1  Comprises wholesale defaulted obligors, retail portfolios utilising less complex modelling approaches, private banking and insurance.
2  The sensitivity analysis includes certain items reported in Other assets at amortised cost, which are not allocated to an industry in the credit tables. It also includes FVOCI and performance guarantees, which are presented separately in the credit tables.
3  Includes FX and other operational variances.
Reconciliations of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
In addition, a reconciliation by stage of the Group’s gross carrying amount and allowances for loans and advances to banks and
customers and a reconciliation by stage of the Group’s nominal amount and allowances for loan commitments and financial
guarantees were included in this section following the adoption of the recommendations of the DECL Taskforce‘s third report.
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
The net remeasurement of ECL arising from transfer of stage
represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2)
ECL measurement basis. Net remeasurement excludes the
underlying customer risk rating (‘CRR’)/probability of default (‘PD’)
movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes to risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.
Risk review

204	HSBC Holdings plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
Transfers of financial instruments:	(18,948)	(1,048)	10,286	2,228	8,662	(1,180)	—	—	—	—
–transfers from stage 1 to stage 2	(150,728)	442	150,728	(442)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	133,079	(1,467)	(133,079)	1,467	—	—	—	—	—	—
– transfers to stage 3	(1,986)	23	(8,600)	1,379	10,586	(1,402)	—	—	—	—
– transfers from stage 3	687	(46)	1,237	(176)	(1,924)	222	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	917	—	(973)	—	(124)	—	—	—	(180)
Net new and further lending/repayments	77,693	(185)	(36,795)	661	(4,956)	1,117	(36)	3	35,906	1,596
Changes to risk parameters – credit quality	—	307	—	(1,262)	—	(3,896)	—	21	—	(4,830)
Changes to models used for ECL calculation	—	(22)	—	46	—	7	—	—	—	31
Assets written off	—	—	—	—	(3,922)	3,922	—	—	(3,922)	3,922
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	4,417	(12)	2,370	(92)	(73)	(55)	(8)	(16)	6,706	(175)
At 31 Dec 2023	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
ECL income statement change for the period		1,017		(1,528)		(2,896)		24		(3,383)
Recoveries										268
Others										(195)
Total ECL income statement change for the period										(3,310)
1Total includes $7.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $70m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’
on page 428.

	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,670,773	(11,495)	(3,310)
Other financial assets measured at amortised cost	960,271	(422)	(35)
Non-trading reverse purchase agreement commitments	69,777	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(44)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,700,821	(11,917)	(3,389)
Debt instruments measured at FVOCI	302,348	(97)	(58)
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,014)	(3,447)
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $459m during the period from
$11,954m at 31 December 2022 to $11,495m at 31 December 2023.
This decrease was driven by:
–$3,922m of assets written off;
–$1,596m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayment;
–$95m relating to credit-related modifications, which resulted in derecognition; and
–$31m of changes to models used for ECL calculation.
These were partly offset by:
–$4,830m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;
–$180m relating to the net remeasurement impact of stage
transfers; and
–foreign exchange and other movements of $175m.

HSBC Holdings plc	205
The ECL charge for the period of $3,383m presented in the previous table consisted of $4,830m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages and $180m relating to the net
remeasurement impact of stage transfers.
This was partly offset by $1,596m relating to underlying net book volume movement and $31m in changes to models used for ECL
calculation.
Summary views of the movement in wholesale and personal lending are presented on pages 215 and 228.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	1,575,808	(1,552)	155,654	(3,323)	19,796	(6,928)	275	(64)	1,751,533	(11,867)
Transfers of financial instruments:	(98,940)	(794)	88,974	1,616	9,966	(822)	—	—	—	—
– transfers from stage 1 to stage 2	(225,458)	469	225,458	(469)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	128,170	(1,211)	(128,170)	1,211	—	—	—	—	—	—
– transfers to stage 3	(2,392)	9	(10,083)	1,132	12,475	(1,141)	—	—	—	—
– transfers from stage 3	740	(61)	1,769	(258)	(2,509)	319	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	735	—	(948)	—	(148)	—	—	—	(361)
Net new and further lending/ repayments	99,253	(175)	(44,877)	435	(3,399)	674	(133)	3	50,844	937
Changes to risk parameters – credit quality	—	400	—	(1,671)	—	(3,019)	—	32	—	(4,258)
Changes to models used for ECL calculation	—	4	—	(151)	—	13	—	—	—	(134)
Assets written off	—	—	—	—	(2,791)	2,791	(10)	10	(2,801)	2,801
Credit-related modifications that resulted in derecognition	—	—	—	—	(32)	9	—	—	(32)	9
Foreign exchange and others[1]	(142,478)	125	(22,528)	332	(2,333)	481	(3)	(19)	(167,342)	919
At 31 Dec 2022	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
ECL income statement change for the period	—	964	—	(2,335)	0	(2,480)	—	35	—	(3,816)
Recoveries	—	—	—	—	—	—	—	—	—	316
Others	—	—	—	—	—	—	—	—	—	(28)
Total ECL income statement change for the period	—	—	—	—	—	—	—	—	—	(3,528)
1  Total includes $82.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $426m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.

	At 31 Dec 2022		12 months ended 31 Dec 2022
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,632,202	(11,954)	(3,528)
Other financial assets measured at amortised cost	954,934	(493)	(38)
Non-trading reverse purchase agreement commitments	44,921	—	—
Performance and other guarantees not considered for IFRS 9	—	—	39
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,632,057	(12,447)	(3,527)
Debt instruments measured at FVOCI	265,147	(126)	(57)
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,573)	(3,584)
Risk review

206	HSBC Holdings plc

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	879,023	(1,109)	140,816	(3,518)	19,586	(6,851)	129	(38)	1,039,554	(11,516)
Transfers of financial instruments:	(19,276)	(980)	11,250	2,154	8,026	(1,174)	—	—	—	—
– transfers from stage 1 to stage 2	(108,758)	423	108,758	(423)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	90,655	(1,382)	(90,655)	1,382	—	—	—	—	—	—
– transfers to stage 3	(1,692)	22	(7,975)	1,367	9,667	(1,389)	—	—	—	—
– transfers from stage 3	519	(43)	1,122	(172)	(1,641)	215	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	859	—	(934)	—	(118)	—	—	—	(193)
Net new and further lending/ repayments	55,024	(210)	(32,069)	685	(4,233)	1,026	(40)	3	18,682	1,504
Changes to risk parameters – credit quality	—	311	—	(1,292)	—	(3,804)	—	21	—	(4,764)
Changes to models used for ECL calculation	—	(17)	—	28	—	7	—	—	—	18
Assets written off	—	—	—	—	(3,922)	3,922	—	—	(3,922)	3,922
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	6,092	6	2,310	(90)	(63)	(55)	(8)	(16)	8,331	(155)
At 31 Dec 2023	920,863	(1,140)	122,307	(2,967)	19,275	(6,952)	81	(30)	1,062,526	(11,089)
ECL income statement change for the period		943		(1,513)		(2,889)		24		(3,435)
Recoveries										268
Others										(203)
Total ECL income statement change for the period										(3,370)
1  Total includes $7.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $70m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’
on page 428.

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	554,620	(148)	36,407	(192)	1,621	(98)	—	—	592,648	(438)
Transfers of financial instruments:	328	(68)	(964)	74	636	(6)	—	—	—	—
– transfers from stage 1 to stage 2	(41,970)	19	41,970	(19)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	42,424	(85)	(42,424)	85	—	—	—	—	—	—
– transfers to stage 3	(294)	1	(625)	12	919	(13)	—	—	—	—
– transfers from stage 3	168	(3)	115	(4)	(283)	7	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	58	—	(39)	—	(6)	—	—	—	13
Net new and further lending/ repayments	22,669	25	(4,726)	(24)	(723)	91	4	—	17,224	92
Changes to risk parameters – credit quality	—	(4)	—	30	—	(92)	—	—	—	(66)
Changes to models used for ECL calculation	—	(5)	—	18	—	—	—	—	—	13
Foreign exchange and others	(1,675)	(18)	60	(2)	(10)	—	—	—	(1,625)	(20)
At 31 Dec 2023	575,942	(160)	30,777	(135)	1,524	(111)	4	—	608,247	(406)
ECL income statement change for the period		74		(15)		(7)		—		52
Recoveries										—
Others										8
Total ECL income statement change for the period										60

HSBC Holdings plc	207
Credit quality
Credit quality of financial instruments
(Audited)
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are
determined based on relative deterioration of credit quality since initial recognition for the majority of portfolios. Accordingly, for non-credit-
impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, although typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications provided below each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table on page 184.

Distribution of financial instruments by credit quality at 31 December 2023
(Audited)
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	497,665	206,476	197,582	28,532	19,354	949,609	(11,074)	938,535
– personal	346,562	62,656	32,314	2,485	3,505	447,522	(2,867)	444,655
– corporate and commercial	118,123	123,713	145,249	25,531	15,039	427,655	(7,803)	419,852
– non-bank financial institutions	32,980	20,107	20,019	516	810	74,432	(404)	74,028
Loans and advances to banks held at amortised cost	101,057	4,640	6,363	855	2	112,917	(15)	112,902
Cash and balances at central banks	284,723	1,068	77	—	—	285,868	—	285,868
Items in the course of collection from other banks	6,327	15	—	—	—	6,342	—	6,342
Hong Kong Government certificates of indebtedness	42,024	—	—	—	—	42,024	—	42,024
Reverse repurchase agreements – non-trading	170,494	46,884	34,206	633	—	252,217	—	252,217
Financial investments	143,333	3,814	1,137	62	—	148,346	(20)	148,326
Assets held for sale	68,501	16,403	14,812	2,939	531	103,186	(324)	102,862
Other assets	99,857	11,967	9,965	366	133	122,288	(78)	122,210
– endorsements and acceptances	2,405	2,666	2,707	161	18	7,957	(18)	7,939
– accrued income and other	97,452	9,301	7,258	205	115	114,331	(60)	114,271
Debt instruments measured at fair value through other comprehensive income[1]	288,959	12,037	7,897	805	5	309,703	(97)	309,606
Out-of-scope for IFRS 9 ECL
Trading assets	122,695	20,595	20,746	1,326	135	165,497	—	165,497
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	52,649	11,517	4,733	84	6	68,989	—	68,989
Derivatives	196,098	27,377	6,041	187	11	229,714	—	229,714
Assets held for sale	12,495	—	—	—	—	12,495	—	12,495
Total gross carrying amount on balance sheet	2,086,877	362,793	303,559	35,789	20,177	2,809,195	(11,608)	2,797,587
Percentage of total credit quality (%)	74.3	12.9	10.8	1.3	0.7	100
Loan and other credit-related commitments	436,359	142,500	73,230	7,782	1,144	661,015	(367)	660,648
Financial guarantees	7,700	4,146	4,080	699	384	17,009	(39)	16,970
In-scope: Irrevocable loan commitments and financial guarantees	444,059	146,646	77,310	8,481	1,528	678,024	(406)	677,618
Loan and other credit-related commitments	92,509	77,891	61,462	3,896	377	236,135	—	236,135
Performance and other guarantees	39,784	32,231	19,445	1,853	964	94,277	(145)	94,132
Out-of-scope: Revocable loan commitments and non- financial guarantees	132,293	110,122	80,907	5,749	1,341	330,412	(145)	330,267
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance.
As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.
Risk review

208	HSBC Holdings plc

Distribution of financial instruments by credit quality at 31 December 2022 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL/other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	492,711	196,735	196,486	29,443	19,633	935,008	(11,447)	923,561
– personal	333,839	45,590	28,918	3,196	3,339	414,882	(2,870)	412,012
– corporate and commercial	126,521	132,128	153,841	24,887	15,825	453,202	(8,320)	444,882
– non-bank financial institutions	32,351	19,017	13,727	1,360	469	66,924	(257)	66,667
Loans and advances to banks held at amortised cost	92,675	4,833	5,643	1,311	82	104,544	(69)	104,475
Cash and balances at central banks	325,119	1,296	590	—	—	327,005	(3)	327,002
Items in the course of collection from other banks	7,280	12	5	—	—	7,297	—	7,297
Hong Kong Government certificates of indebtedness	43,787	—	—	—	—	43,787	—	43,787
Reverse repurchase agreements – non-trading	170,386	41,659	41,686	20	3	253,754	—	253,754
Financial investments	103,379	3,212	2,334	161	—	109,086	(20)	109,066
Assets held for sale	67,616	17,993	13,972	2,333	642	102,556	(415)	102,141
Other assets	91,006	11,126	8,875	290	152	111,449	(55)	111,394
– endorsements and acceptances	2,350	3,059	2,815	175	25	8,424	(17)	8,407
– accrued income and other	88,656	8,067	6,060	115	127	103,025	(38)	102,987
Debt instruments measured at fair value through other comprehensive income[1]	260,654	9,957	5,730	1,910	7	278,258	(126)	278,132
Out-of-scope for IFRS 9 ECL
Trading assets	91,330	14,371	23,414	820	133	130,068	—	130,068
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,602	11,116	3,145	187	—	64,050	—	64,050
Derivatives	241,918	34,181	7,843	181	36	284,159	—	284,159
Assets held for sale	15,254	—	—	—	—	15,254	—	15,254
Total gross carrying amount on balance sheet	2,052,717	346,491	309,723	36,656	20,688	2,766,275	(12,135)	2,754,140
Percentage of total credit quality (%)	74.2	12.6	11.2	1.3	0.7	100	—	—
Loan and other credit-related commitments	402,972	132,402	74,410	7,632	1,372	618,788	(386)	618,402
Financial guarantees	8,281	4,669	4,571	1,013	249	18,783	(52)	18,731
In-scope: Irrevocable loan commitments and financial guarantees	411,253	137,071	78,981	8,645	1,621	637,571	(438)	637,133
Loan and other credit-related commitments	76,098	69,667	59,452	3,360	489	209,066	—	209,066
Performance and other guarantees	37,943	30,029	17,732	2,137	399	88,240	(110)	88,130
Out-of-scope: Revocable loan commitments and non-financial guarantees	114,041	99,696	77,184	5,497	888	297,306	(110)	297,196
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance.
As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc	209

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	497,665	206,476	197,582	28,532	19,354	949,609	(11,074)	938,535
– stage 1	478,422	177,410	147,940	5,612	—	809,384	(1,130)	808,254
– stage 2	19,243	29,066	49,642	22,920	—	120,871	(2,964)	117,907
– stage 3	—	—	—	—	19,273	19,273	(6,950)	12,323
– POCI	—	—	—	—	81	81	(30)	51
Loans and advances to banks at amortised cost	101,057	4,640	6,363	855	2	112,917	(15)	112,902
– stage 1	101,011	4,631	5,550	287	—	111,479	(10)	111,469
– stage 2	46	9	813	568	—	1,436	(3)	1,433
– stage 3	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	815,259	80,151	60,197	4,000	664	960,271	(422)	959,849
– stage 1	814,776	78,486	53,095	516	—	946,873	(109)	946,764
– stage 2	483	1,665	7,102	3,484	—	12,734	(132)	12,602
– stage 3	—	—	—	—	664	664	(181)	483
– POCI	—	—	—	—	—	—	—	—
Loan and other credit-related commitments	436,359	142,500	73,230	7,782	1,144	661,015	(367)	660,648
– stage 1	432,017	135,192	61,213	2,527	—	630,949	(153)	630,796
– stage 2	4,342	7,308	12,017	5,255	—	28,922	(128)	28,794
– stage 3	—	—	—	—	1,140	1,140	(86)	1,054
– POCI	—	—	—	—	4	4	—	4
Financial guarantees	7,700	4,146	4,080	699	384	17,009	(39)	16,970
– stage 1	7,497	3,943	3,204	102	—	14,746	(7)	14,739
– stage 2	203	203	876	597	—	1,879	(7)	1,872
– stage 3	—	—	—	—	384	384	(25)	359
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	1,858,040	437,913	341,452	41,868	21,548	2,700,821	(11,917)	2,688,904
Debt instruments at FVOCI[1]
– stage 1	288,909	12,037	7,579	—	—	308,525	(37)	308,488
– stage 2	50	—	318	805	—	1,173	(59)	1,114
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	288,959	12,037	7,897	805	5	309,703	(97)	309,606

Loans and advances to customers at amortised cost	492,711	196,735	196,486	29,443	19,633	935,008	(11,447)	923,561
– stage 1	458,706	170,055	142,408	5,130	—	776,299	(1,092)	775,207
– stage 2	34,005	26,680	54,078	24,313	—	139,076	(3,488)	135,588
– stage 3	—	—	—	—	19,504	19,504	(6,829)	12,675
– POCI	—	—	—	—	129	129	(38)	91
Loans and advances to banks at amortised cost	92,675	4,833	5,643	1,311	82	104,544	(69)	104,475
– stage 1	92,377	4,465	5,466	415	—	102,723	(18)	102,705
– stage 2	298	368	177	896	—	1,739	(29)	1,710
– stage 3	—	—	—	—	82	82	(22)	60
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	808,573	75,298	67,462	2,804	797	954,934	(493)	954,441
– stage 1	807,893	70,794	59,887	224	—	938,798	(95)	938,703
– stage 2	680	4,504	7,575	2,580	—	15,339	(165)	15,174
– stage 3	—	—	—	—	797	797	(233)	564
– POCI	—	—	—	—	—	—	—	—
Loan and other credit-related commitments	402,972	132,402	74,410	7,632	1,372	618,788	(386)	618,402
– stage 1	398,120	121,581	60,990	2,692	—	583,383	(141)	583,242
– stage 2	4,852	10,821	13,420	4,940	—	34,033	(180)	33,853
– stage 3	—	—	—	—	1,372	1,372	(65)	1,307
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	8,281	4,669	4,571	1,013	249	18,783	(52)	18,731
– stage 1	8,189	4,245	3,488	149	—	16,071	(6)	16,065
– stage 2	92	424	1,083	864	—	2,463	(13)	2,450
– stage 3	—	—	—	—	249	249	(33)	216
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	1,805,212	413,937	348,572	42,203	22,133	2,632,057	(12,447)	2,619,610
Debt instruments at FVOCI[1]
– stage 1	260,411	9,852	5,446	—	—	275,709	(67)	275,642
– stage 2	243	105	284	1,910	—	2,542	(58)	2,484
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	2	2	—	2
At 31 Dec 2022	260,654	9,957	5,730	1,910	7	278,258	(126)	278,132
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance.
As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.
Risk review

210	HSBC Holdings plc
Credit-impaired loans
(Audited)
We determine that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
–contractual payments of either principal or interest are past due for more than 90 days;
–there are other indications that the borrower is unlikely to pay, such as when a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and
–the loan is otherwise considered to be in default. If such
unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans that are considered defaulted or otherwise credit impaired.
Forbearance
The following table shows the gross carrying amounts and allowances for ECL of the Group’s holdings of forborne loans and advances to customers by industry sector and by stages.
A summary of our current policies and practices for forbearance is set out in ‘Credit risk management’ on page 183.

Forborne loans and advances to customers at amortised cost by stage allocation
Performing forborne		Non-performing forborne		Total forborne
	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m
Gross carrying amount
Personal	816	1,282	—	2,098
– first lien residential mortgages	530	815	—	1,345
– second lien residential mortgages	1	8	—	9
– guaranteed loans in respect of residential property	24	20	—	44
– other personal lending which is secured	1	6	—	7
– credit cards	96	83	—	179
– other personal lending which is unsecured	155	349	—	504
– motor vehicle finance	9	1	—	10
Wholesale	5,848	5,505	68	11,421
– corporate and commercial	5,778	5,459	68	11,305
– non-bank financial institutions	70	46	—	116
At 31 Dec 2023	6,664	6,787	68	13,519
Allowance for ECL
Personal	(113)	(307)	—	(420)
– first lien residential mortgages	(50)	(113)	—	(163)
– second lien residential mortgages	—	(3)	—	(3)
– guaranteed loans in respect of residential property	—	(2)	—	(2)
– other personal lending which is secured	—	(1)	—	(1)
– credit cards	(17)	(46)	—	(63)
– other personal lending which is unsecured	(43)	(142)	—	(185)
– motor vehicle finance	(3)	—	—	(3)
Wholesale	(259)	(1,932)	(28)	(2,219)
– corporate and commercial	(257)	(1,920)	(28)	(2,205)
– non-bank financial institutions	(2)	(12)	—	(14)
At 31 Dec 2023	(372)	(2,239)	(28)	(2,639)

Gross carrying amount
Personal	651	1,171	—	1,822
– first lien residential mortgages	369	738	—	1,107
– second lien residential mortgages	—	7	—	7
– guaranteed loans in respect of residential property	—	4	—	4
– other personal lending which is secured	5	13	—	18
– credit cards	93	75	—	168
– other personal lending which is unsecured	179	334	—	513
– motor vehicle finance	5	—	—	5
Wholesale	4,873	4,576	107	9,556
– corporate and commercial	4,859	4,562	107	9,528
– non-bank financial institutions	14	14	—	28
At 31 Dec 2022	5,524	5,747	107	11,378
Allowance for ECL
Personal	(124)	(302)	—	(426)
– first lien residential mortgages	(49)	(118)	—	(167)
– second lien residential mortgages	—	(3)	—	(3)
– guaranteed loans in respect of residential property	—	(3)	—	(3)
– other personal lending which is secured	—	(2)	—	(2)
– credit cards	(19)	(44)	—	(63)
– other personal lending which is unsecured	(54)	(132)	—	(186)
– motor vehicle finance	(2)	—	—	(2)
Wholesale	(152)	(1,497)	(25)	(1,674)
– corporate and commercial	(151)	(1,490)	(25)	(1,666)
– non-bank financial institutions	(1)	(7)	—	(8)
At 31 Dec 2022	(276)	(1,799)	(25)	(2,100)

HSBC Holdings plc	211

Forborne loans and advances to customers by legal entities
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Gross carrying amount
Performing forborne	1,478	2,081	1,574	31	954	503	43	6,664
Non-performing forborne	1,936	1,199	2,250	471	430	233	336	6,855
At 31 Dec 2023	3,414	3,280	3,824	502	1,384	736	379	13,519
Allowance for ECL
Performing forborne	(75)	(25)	(142)	(1)	(43)	(84)	(2)	(372)
Non-performing forborne	(289)	(400)	(986)	(225)	(74)	(126)	(167)	(2,267)
At 31 Dec 2023	(364)	(425)	(1,128)	(226)	(117)	(210)	(169)	(2,639)

Gross carrying amount
Performing forborne	899	2,222	276	435	997	530	165	5,524
Non-performing forborne	1,723	913	1,562	554	209	195	698	5,854
At 31 Dec 2022	2,622	3,135	1,838	989	1,206	725	863	11,378
Allowance for ECL
Performing forborne	(63)	(31)	(21)	(7)	(50)	(79)	(25)	(276)
Non-performing forborne	(257)	(310)	(525)	(356)	(21)	(111)	(244)	(1,824)
At 31 Dec 2022	(320)	(341)	(546)	(363)	(71)	(190)	(269)	(2,100)
Wholesale lending
This section provides further details on the major legal entities, countries, territories and products comprising wholesale loans and advances to customers and banks. Product granularity is also provided by stage with legal entity data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts. Additionally, this section provides a reconciliation of the opening 1 January 2023 to 31 December 2023 closing gross carrying/nominal amounts and the associated allowance for ECL.
At 31 December 2023, wholesale lending for loans and advances to banks and customers of $615bn decreased by $9.6bn compared with
31 December 2022. This included favourable foreign exchange
movements of $6.1bn. Excluding foreign exchange movements, the total loans and advances to customers decrease of $24.6bn was driven by a $31.5bn decrease in corporate and commercial balances, partly offset by a $6.9bn increase in balances from non-bank financial institutions. In addition, there was a $8.9bn increase in loans and advances to banks.
The underlying reduction in corporate and commercial lending was mainly driven by decreases in Hong Kong (down $18.6bn), in the UK
(down $5.4bn), in mainland China (down $2.2bn), in France (down
$1.6bn), in the US (down $1.3bn). These were partly offset by increased lending in India (up $1.8bn). There was a $2.1bn decrease from the merger of our business in Oman.
The underlying decrease in loans advances to corporate and
commercial customers within stage 2 included repayments within our commercial real estate portfolio in Hong Kong, together with de-
risking measures in our mainland China commercial real estate portfolio. In addition, there was a further decrease in the wholesale and retail trade portfolio in the UK largely from repayments and improvements in the economic outlook that led to upgrades to stage 1.
The underlying growth in loans and advances to non-bank financial institutions was mainly driven by the formation of HSBC Innovation
Banking, following the acquisition of SVB UK, in the UK (up $6.4bn). In addition, increases in France (up $1.4bn) were partly offset by decreases in mainland China (down $0.9bn).
The underlying growth in loans and advances to banks was mainly driven by central bank balances and money market lending growth in
Singapore (up $6.5bn), Hong Kong (up $5.1bn), the UK (up $2.8bn)
and Egypt (up $1.5bn). These were partly offset by reductions in mainland China (down $2.6bn), Malaysia (down $1.6bn), Switzerland
(down $1.4bn) and the UAE (down $1.2bn). There was also a $0.6bn decrease from the merger of our business in Oman.
Loan commitments and financial guarantees increased by $27.5bn since 31 December 2022 to $419.9bn at 31 December 2023.
Excluding favourable foreign exchange movements of $8.7bn, loan commitments and financial guarantees grew by $18.8bn. This can be mainly attributed to a $23.2bn increase in unsettled reverse repurchase agreements, partly offset by a decrease of $6.3bn in loan commitments with corporate and commercial customers.
The allowance for ECL attributable to loans and advances to banks and customers of $8.2bn at 31 December 2023 decreased from
$8.6bn at 31 December 2022. This included adverse foreign exchange movements of $0.1bn.
Excluding foreign exchange movements, the total decrease in the wholesale allowance for ECL attributable to loans and advances to customers and banks was mostly driven by a $0.6bn decrease in corporate and commercial balances, partly offset by a $0.1bn increase in loans to non-bank financial institutions and banks.
The allowance for ECL attributable to loan commitments and financial guarantees at 31 December 2023 remained stable at $0.4bn
compared with 31 December 2022.
The table below provides a breakdown by industry sector and stage of the Group’s gross carrying amount and allowances for ECL for wholesale loans and advances to banks and customers.
Counterparties or exposures are classified when presenting
comparable economic characteristics, or engaged in similar activities so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. Therefore, the industry classification does not adhere to
Nomenclature des Activités Économiques dans la Communauté
Européenne (‘NACE’), which is applicable to other financial regulatory reporting.
Risk review

212	HSBC Holdings plc

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)
– agriculture, forestry and fishing	5,207	1,662	312	—	7,181	(13)	(53)	(64)	—	(130)
– mining and quarrying	6,260	638	325	—	7,223	(7)	(11)	(83)	—	(101)
– manufacturing	69,690	13,744	1,877	22	85,333	(89)	(194)	(839)	(21)	(1,143)
– electricity, gas, steam and air- conditioning supply	12,817	1,283	255	—	14,355	(14)	(17)	(88)	—	(119)
– water supply, sewerage, waste management and remediation	2,753	407	102	—	3,262	(5)	(7)	(51)	—	(63)
– real estate and construction	73,701	21,871	5,835	48	101,455	(96)	(629)	(2,554)	(7)	(3,286)
– of which: commercial real estate	59,883	19,107	4,552	47	83,589	(73)	(603)	(2,091)	(7)	(2,774)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,083	10,676	2,358	4	79,121	(80)	(127)	(1,132)	(2)	(1,341)
– transportation and storage	17,117	3,894	445	—	21,456	(18)	(52)	(160)	—	(230)
– accommodation and food	9,681	5,135	1,058	—	15,874	(27)	(118)	(112)	—	(257)
– publishing, audiovisual and broadcasting	17,455	2,066	210	—	19,731	(42)	(81)	(50)	—	(173)
– professional, scientific and technical activities	22,686	3,327	733	7	26,753	(32)	(63)	(306)	—	(401)
– administrative and support services	19,055	2,551	597	—	22,203	(31)	(63)	(174)	—	(268)
– public administration and defence, compulsory social security	1,037	5	—	—	1,042	—	—	—	—	—
– education	1,137	277	46	—	1,460	(3)	(8)	(4)	—	(15)
– health and care	3,245	808	183	—	4,236	(9)	(21)	(26)	—	(56)
– arts, entertainment and recreation	1,666	196	99	—	1,961	(5)	(6)	(31)	—	(42)
– other services	7,065	972	318	—	8,355	(26)	(37)	(90)	—	(153)
– activities of households	684	10	—	—	694	—	—	—	—	—
– extra-territorial organisations and bodies activities	100	1	—	—	101	—	—	—	—	—
– government	5,420	202	205	—	5,827	(2)	—	(10)	—	(12)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)
Loans and advances to banks	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)
By legal entity
HSBC UK Bank plc	76,793	18,735	3,769	—	99,297	(213)	(474)	(593)	—	(1,280)
HSBC Bank plc	82,025	8,452	2,673	40	93,190	(69)	(138)	(1,035)	(7)	(1,249)
The Hongkong and Shanghai Banking Corporation Limited	287,876	37,402	7,077	38	332,393	(185)	(696)	(3,349)	(21)	(4,251)
HSBC Bank Middle East Limited	21,927	1,598	894	3	24,422	(17)	(11)	(571)	(2)	(601)
HSBC North America Holdings Inc.	30,797	5,712	583	—	37,092	(24)	(145)	(127)	—	(296)
Grupo Financiero HSBC, S.A. de C.V.	13,714	1,186	382	—	15,282	(39)	(56)	(231)	—	(326)
Other trading entities	11,164	1,739	392	—	13,295	(14)	(13)	(192)	—	(219)
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	33	—	—	—	—	—
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)

Total wholesale lending for loans and other credit-related commitments and financial guarantees to banks and customers by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	256,367	22,218	1,066	4	279,655	(126)	(125)	(107)	—	(358)
Financial	135,039	5,111	103	—	140,253	(11)	(10)	(2)	—	(23)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
By legal entity
HSBC UK Bank plc	31,982	5,760	350	—	38,092	(31)	(32)	(56)	—	(119)
HSBC Bank plc	148,980	9,466	310	4	158,760	(20)	(27)	(27)	—	(74)
The Hongkong and Shanghai Banking Corporation Limited	70,436	3,975	79	—	74,490	(59)	(39)	(16)	—	(114)
HSBC Bank Middle East Limited	6,944	323	56	—	7,323	(4)	(1)	(3)	—	(8)
HSBC North America Holdings Inc.	101,067	5,103	248	—	106,418	(14)	(27)	(1)	—	(42)
HSBC Bank Canada	28,156	2,461	66	—	30,683	(8)	(8)	(3)	—	(19)
Grupo Financiero HSBC, S.A. de C.V.	2,092	34	—	—	2,126	(1)	—	—	—	(1)
Other trading entities	1,749	207	60	—	2,016	—	(1)	(3)	—	(4)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
1Included in loans and other credit-related commitments and financial guarantees is $70bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

HSBC Holdings plc	213

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	351,885	85,492	15,696	129	453,202	(488)	(1,907)	(5,887)	(38)	(8,320)
– agriculture, forestry and fishing	4,805	1,505	261	—	6,571	(10)	(44)	(68)	—	(122)
– mining and quarrying	6,424	1,463	232	1	8,120	(5)	(21)	(145)	(1)	(172)
– manufacturing	70,144	15,251	2,016	49	87,460	(93)	(164)	(867)	(29)	(1,153)
– electricity, gas, steam and air- conditioning supply	14,402	1,799	277	—	16,478	(10)	(31)	(67)	—	(108)
– water supply, sewerage, waste management and remediation	2,690	277	26	—	2,993	(3)	(5)	(13)	—	(21)
– real estate and construction	81,830	27,104	5,625	26	114,585	(107)	(954)	(2,229)	(3)	(3,293)
– of which: commercial real estate	68,120	23,608	4,648	19	96,395	(82)	(865)	(1,799)	—	(2,746)
– wholesale and retail trade, repair of motor vehicles and motorcycles	63,752	15,867	2,805	5	82,429	(97)	(225)	(1,341)	(3)	(1,666)
– transportation and storage	19,068	5,062	556	—	24,686	(30)	(65)	(153)	—	(248)
– accommodation and food	9,862	6,523	787	2	17,174	(23)	(139)	(81)	(1)	(244)
– publishing, audiovisual and broadcasting	16,574	1,537	249	28	18,388	(22)	(36)	(58)	(1)	(117)
– professional, scientific and technical activities	15,164	2,229	542	—	17,935	(21)	(51)	(200)	—	(272)
– administrative and support services	20,592	3,505	962	18	25,077	(25)	(90)	(293)	—	(408)
– public administration and defence, compulsory social security	1,166	14	—	—	1,180	—	(1)	—	—	(1)
– education	1,325	181	87	—	1,593	(4)	(5)	(22)	—	(31)
– health and care	2,993	643	266	—	3,902	(6)	(17)	(67)	—	(90)
– arts, entertainment and recreation	1,264	452	146	—	1,862	(4)	(16)	(57)	—	(77)
– other services	10,335	1,547	589	—	12,471	(25)	(30)	(219)	—	(274)
– activities of households	730	14	—	—	744	—	—	—	—	—
– extra-territorial organisations and bodies activities	47	—	—	—	47	—	—	—	—	—
– government	8,699	506	270	—	9,475	(3)	—	(7)	—	(10)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	61,737	4,718	469	—	66,924	(43)	(77)	(137)	—	(257)
Loans and advances to banks	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)
By legal entity
HSBC UK Bank plc	64,930	18,856	4,439	28	88,253	(165)	(445)	(643)	(1)	(1,254)
HSBC Bank plc	83,174	9,175	2,631	3	94,983	(56)	(181)	(1,075)	—	(1,312)
The Hongkong and Shanghai Banking Corporation Limited	292,022	50,708	6,934	80	349,744	(216)	(1,074)	(3,125)	(24)	(4,439)
HSBC Bank Middle East Limited	21,922	1,777	946	4	24,649	(11)	(21)	(684)	(3)	(719)
HSBC North America Holdings Inc.	30,816	6,861	211	—	37,888	(24)	(194)	(22)	—	(240)
Grupo Financiero HSBC, S.A. de C.V.	9,969	1,979	399	—	12,347	(48)	(62)	(225)	—	(335)
Other trading entities	13,512	2,593	687	14	16,806	(29)	(36)	(272)	(10)	(347)
Holding companies, shared service centres and intra-Group eliminations	—	—	—	—	—	—	—	—	—	—
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	252,860	29,116	798	—	282,774	(116)	(178)	(96)	—	(390)
Financial	105,950	3,683	23	—	109,656	(5)	(14)	(2)	—	(21)
At 31 Dec 2022	358,810	32,799	821	—	392,430	(121)	(192)	(98)	—	(411)
By legal entity
HSBC UK Bank plc	26,036	5,527	208	—	31,771	(24)	(45)	(38)	—	(107)
HSBC Bank plc	142,100	11,710	291	—	154,101	(16)	(41)	(47)	—	(104)
The Hongkong and Shanghai Banking Corporation Limited	67,473	6,081	114	—	73,668	(54)	(53)	(9)	—	(116)
HSBC Bank Middle East Limited	6,683	231	14	—	6,928	(2)	(2)	—	—	(4)
HSBC North America Holdings Inc.	88,039	3,959	87	—	92,085	(13)	(32)	(2)	—	(47)
HSBC Bank Canada	24,395	4,671	84	—	29,150	(8)	(15)	—	—	(23)
Grupo Financiero HSBC, S.A. de C.V.	2,468	240	3	—	2,711	(1)	—	—	—	(1)
Other trading entities	1,616	380	20	—	2,016	(3)	(4)	(2)	—	(9)
At 31 Dec 2022	358,810	32,799	821	—	392,430	(121)	(192)	(98)	—	(411)
1Included in loans and other credit-related commitments and financial guarantees is $45bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.
Risk review

214	HSBC Holdings plc

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	830,322	(670)	124,660	(2,205)	17,068	(6,144)	129	(38)	972,179	(9,057)
Transfers of financial instruments:	(16,804)	(429)	10,247	1,141	6,557	(712)	—	—	—	—
–transfers from stage 1 to stage 2	(93,511)	172	93,511	(172)	—	—	—	—	—	—
–transfers from stage 2 to stage 1	77,772	(605)	(77,772)	605	—	—	—	—	—	—
– transfers to stage 3	(1,444)	20	(6,255)	765	7,699	(785)	—	—	—	—
– transfers from stage 3	379	(16)	763	(57)	(1,142)	73	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	354	—	(294)	—	(45)	—	—	—	15
Net new and further lending/repayments	43,282	(138)	(32,082)	311	(3,787)	973	(36)	3	7,377	1,149
Change to risk parameters – credit quality	—	203	—	(621)	—	(2,941)	—	21	—	(3,338)
Changes to models used for ECL calculation	—	(9)	—	25	—	—	—	—	—	16
Assets written off	—	—	—	—	(2,596)	2,596	—	—	(2,596)	2,596
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	(10,818)	(9)	(696)	(25)	(184)	(29)	(8)	(16)	(11,706)	(79)
At 31 Dec 2023	845,982	(698)	102,129	(1,668)	16,939	(6,207)	85	(30)	965,135	(8,603)
ECL income statement change for the period		410		(579)		(2,013)		24		(2,158)
Recoveries										42
Others										(203)
Total ECL income statement change for the period										(2,319)
1  Total includes $13.5bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $61m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased by $454m during the period from
$9,057m at 31 December 2022 to $8,603m at 31 December 2023.
This decrease was driven by:
–$2,596m of assets written off;
–$1,149m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayments;
–$95m relating to credit-related modification, which resulted in derecognition;
–$16m relating to changes to models used for ECL calculation; and
–$15m relating to the net remeasurement impact of stage
transfers.
These were partly offset by:
–$3,338m of changes to models used for ECL calculation; and
–foreign exchange and other movements of $79m.
The ECL charge for the period of $2,158m presented in the previous table consisted of $3,338m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages. This was partly offset by $1,149m relating to underlying net book volume movement, $16m in changes to models used for ECL calculation and $15m relating to the net remeasurement impact of stage transfers.
During the period, there was a net transfer to stage 2 of $15,739m gross carrying/nominal amounts. It was primarily driven by $8,792m in
Hong Kong, mainly due to deterioration in the real estate and construction sectors, and $6,273m in the UK, mainly driven by increased interest rates affecting the corporate and commercial portfolio.

HSBC Holdings plc	215

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	880,181	(860)	137,493	(2,103)	14,685	(5,702)	275	(64)	1,032,634	(8,729)
Transfers of financial instruments:	(58,104)	(298)	49,485	942	8,619	(644)	—	—	—	—
– transfers from stage 1 to stage 2	(157,443)	202	157,443	(202)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	100,810	(484)	(100,810)	484	—	—	—	—	—	—
– transfers to stage 3	(1,829)	8	(8,101)	770	9,930	(778)	—	—	—	—
– transfers from stage 3	358	(24)	953	(110)	(1,311)	134	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	240	—	(369)	—	(63)	—	—	—	(192)
Net new and further lending/ repayments	68,616	(158)	(45,336)	201	(3,253)	583	(133)	3	19,894	629
Changes to risk parameters – credit quality	—	318	—	(995)	—	(2,196)	—	32	—	(2,841)
Changes to models used for ECL calculation	—	6	—	(56)	—	—	—	—	—	(50)
Assets written off	—	—	—	—	(1,579)	1,579	(10)	10	(1,589)	1,589
Credit-related modifications that resulted in derecognition	—	—	—	—	(32)	9	—	—	(32)	9
Foreign exchange and others[1]	(60,371)	82	(16,982)	175	(1,372)	290	(3)	(19)	(78,728)	528
At 31 Dec 2022	830,322	(670)	124,660	(2,205)	17,068	(6,144)	129	(38)	972,179	(9,057)
ECL income statement change for the period		406		(1,219)		(1,676)		35		(2,454)
Recoveries										33
Others	—	—	—	—	—	—	—	—	—	(25)
Total ECL income statement change for the period										(2,446)
1  Total includes $33.1bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $204m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.

Wholesale lending – distribution of financial instruments to which the impairment requirements of IFRS 9 are applied by credit quality
	Gross carrying amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	20,777	30,245	36,206	8,300	3,769	99,297	(1,280)	98,017
HSBC Bank plc	41,149	20,962	24,164	4,202	2,713	93,190	(1,249)	91,941
The Hongkong and Shanghai Banking Corporation Limited	165,255	72,683	78,566	8,774	7,115	332,393	(4,251)	328,142
HSBC Bank Middle East Limited	13,660	3,082	6,270	513	897	24,422	(601)	23,821
HSBC North America Holdings Inc.	6,244	13,668	13,094	3,503	583	37,092	(296)	36,796
Grupo Financiero HSBC, S.A. de C.V.	1,853	6,543	5,882	622	382	15,282	(326)	14,956
Other trading entities	3,189	1,277	7,449	988	392	13,295	(219)	13,076
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	—	33	—	33
At 31 Dec 2023	252,160	148,460	171,631	26,902	15,851	615,004	(8,222)	606,782
Percentage of total credit quality (%)	41.0	24.1	27.9	4.4	2.6	100.0

By legal entity
HSBC UK Bank plc	17,533	28,685	32,388	5,180	4,467	88,253	(1,254)	86,999
HSBC Bank plc	41,687	21,058	24,560	5,044	2,634	94,983	(1,312)	93,671
The Hongkong and Shanghai Banking Corporation Limited	167,209	81,128	84,661	9,732	7,014	349,744	(4,439)	345,305
HSBC Bank Middle East Limited	13,023	4,119	5,879	678	950	24,649	(719)	23,930
HSBC North America Holdings Inc.	7,226	13,220	12,673	4,558	211	37,888	(240)	37,648
Grupo Financiero HSBC, S.A. de C.V.	1,024	5,540	4,612	772	399	12,347	(335)	12,012
Other trading entities	3,845	2,228	8,438	1,594	701	16,806	(347)	16,459
At 31 Dec 2022	251,547	155,978	173,211	27,558	16,376	624,670	(8,646)	616,024
Percentage of total credit quality (%)	40.3	25.0	27.7	4.4	2.6	100.0
Risk review

216	HSBC Holdings plc
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support calculation of our minimum credit regulatory capital requirement. The credit quality classifications can be found on page 184.

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost
		Gross carrying amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)	1.8
– CRR 1	0.000 to 0.053	34,097	715	—	—	34,812	(4)	(3)	—	—	(7)	—	AA- and above
– CRR 2	0.054 to 0.169	81,131	2,180	—	—	83,311	(23)	(14)	—	—	(37)	—	A+ to A-
– CRR 3	0.170 to 0.740	112,322	11,391	—	—	123,713	(106)	(87)	—	—	(193)	0.2	BBB+ to BBB-
– CRR 4	0.741 to 1.927	72,654	16,904	—	—	89,558	(156)	(130)	—	—	(286)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	37,631	18,060	—	—	55,691	(169)	(240)	—	—	(409)	0.7	BB- to B
– CRR 6	4.915 to 8.860	2,675	7,341	—	—	10,016	(24)	(176)	—	—	(200)	2.0	B-
– CRR 7	8.861 to 15.000	1,031	6,319	—	—	7,350	(10)	(246)	—	—	(256)	3.5	CCC+
– CRR 8[1]	15.001 to 99.999	1,337	6,828	—	—	8,165	(7)	(604)	—	—	(611)	7.5	CCC to C
– CRR 9/10	100.000	—	—	14,958	81	15,039	—	—	(5,774)	(30)	(5,804)	38.6	D
Non-bank financial institutions		69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)	0.5
– CRR 1	0.000 to 0.053	15,475	211	—	—	15,686	(2)	—	—	—	(2)	—	AA- and above
– CRR 2	0.054 to 0.169	16,920	374	—	—	17,294	(6)	(2)	—	—	(8)	—	A+ to A-
– CRR 3	0.170 to 0.740	19,195	912	—	—	20,107	(10)	(4)	—	—	(14)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	11,480	1,032	—	—	12,512	(19)	(5)	—	—	(24)	0.2	BB+ to BB-
– CRR 5	1.928 to 4.914	6,635	872	—	—	7,507	(9)	(15)	—	—	(24)	0.3	BB- to B
– CRR 6	4.915 to 8.860	232	116	—	—	348	(6)	(1)	—	—	(7)	2.0	B-
– CRR 7	8.861 to 15.000	25	93	—	—	118	—	(2)	—	—	(2)	1.7	CCC+
– CRR 8	15.001 to 99.999	10	40	—	—	50	—	(1)	—	—	(1)	2.0	CCC to C
– CRR 9/10	100.000	—	—	810	—	810	—	—	(322)	—	(322)	39.8	D
Banks		111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—
– CRR 1	0.000 to 0.053	89,112	10	—	—	89,122	(4)	—	—	—	(4)	—	AA- and above
– CRR 2	0.054 to 0.169	11,899	36	—	—	11,935	(2)	—	—	—	(2)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,631	9	—	—	4,640	(1)	—	—	—	(1)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,488	58	—	—	2,546	(1)	—	—	—	(1)	—	BB+ to BB-
– CRR 5	1.928 to 4.914	3,062	755	—	—	3,817	(2)	(1)	—	—	(3)	0.1	BB- to B
– CRR 6	4.915 to 8.860	22	20	—	—	42	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	1	—	—	—	1	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	264	548	—	—	812	—	(2)	—	—	(2)	0.2	CCC to C
– CRR 9/10	100.000	—	—	2	—	2	—	—	(2)	—	(2)	100.0	D
At 31 Dec 2023		524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)	1.3
1  Corporate and commercial lending reported in CRR 8 for stage 1 includes $782m related to the UK Bounce Back Loan Scheme with immaterial allowances for ECL.

HSBC Holdings plc	217

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost (continued)
	Basel one-year PD range	Gross carrying amount					Allowance for ECL					ECL coverage	Mapped external rating
		Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		351,885	85,492	15,696	129	453,202	(488)	(1,907)	(5,887)	(38)	(8,320)	1.8
– CRR 1	0.000 to 0.053	35,574	330	—	—	35,904	(6)	(1)	—	—	(7)	—	AA- and above
– CRR 2	0.054 to 0.169	87,383	3,234	—	—	90,617	(28)	(15)	—	—	(43)	0.1	A+ to A-
– CRR 3	0.170 to 0.740	114,403	17,725	—	—	132,128	(128)	(122)	—	—	(250)	0.2	BBB+ to BBB-
– CRR 4	0.741 to 1.927	74,100	21,550	—	—	95,650	(155)	(210)	—	—	(365)	0.4	BB+ to BB-
– CRR 5	1.928 to 4.914	36,563	21,628	—	—	58,191	(145)	(361)	—	—	(506)	0.9	BB- to B
– CRR 6	4.915 to 8.860	2,512	9,171	—	—	11,683	(16)	(236)	—	—	(252)	2.2	B-
– CRR 7	8.861 to 15.000	1,164	5,477	—	—	6,641	(8)	(336)	—	—	(344)	5.2	CCC+
– CRR 8	15.001 to 99.999	186	6,377	—	—	6,563	(2)	(626)	—	—	(628)	9.6	CCC to C
– CRR 9/10	100.000	—	—	15,696	129	15,825	—	—	(5,887)	(38)	(5,925)	37.4	D
Non-bank financial institutions		61,737	4,718	469	—	66,924	(43)	(77)	(137)	—	(257)	0.4
– CRR 1	0.000 to 0.053	15,082	421	—	—	15,503	(2)	(1)	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	16,351	497	—	—	16,848	(3)	(1)	—	—	(4)	—	A+ to A-
– CRR 3	0.170 to 0.740	17,253	1,764	—	—	19,017	(9)	(13)	—	—	(22)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	7,059	717	—	—	7,776	(19)	(4)	—	—	(23)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	5,215	736	—	—	5,951	(10)	(10)	—	—	(20)	0.3	BB- to B
– CRR 6	4.915 to 8.860	716	90	—	—	806	—	(4)	—	—	(4)	0.5	B-
– CRR 7	8.861 to 15.000	46	32	—	—	78	—	(3)	—	—	(3)	3.9	CCC+
– CRR 8	15.001 to 99.999	15	461	—	—	476	—	(41)	—	—	(41)	8.6	CCC to C
– CRR 9/10	100.000	—	—	469	—	469	—	—	(137)	—	(137)	29.2	D
Banks		102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)	0.1
– CRR 1	0.000 to 0.053	79,217	120	—	—	79,337	(8)	—	—	—	(8)	—	AA- and above
– CRR 2	0.054 to 0.169	13,160	178	—	—	13,338	(2)	—	—	—	(2)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,465	368	—	—	4,833	(3)	—	—	—	(3)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,154	5	—	—	2,159	(1)	—	—	—	(1)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	3,312	172	—	—	3,484	(4)	(1)	—	—	(5)	0.1	BB- to B
– CRR 6	4.915 to 8.860	—	5	—	—	5	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	1	861	—	—	862	—	(27)	—	—	(27)	3.1	CCC+
– CRR 8	15.001 to 99.999	414	30	—	—	444	—	(1)	—	—	(1)	0.2	CCC to C
– CRR 9/10	100.000	—	—	82	—	82	—	—	(22)	—	(22)	26.8	D
At 31 Dec 2022		516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)	1.4

Wholesale lending – credit risk profile by obligor grade for loan and other credit-related commitments and financial guarantees
		Nominal amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		377,766	25,463	785	4	404,018	(130)	(128)	(84)	—	(342)	0.1
– CRR 1	0.000 to 0.053	65,730	1,676	—	—	67,406	(5)	(1)	—	—	(6)	—	AA- and above
– CRR 2	0.054 to 0.169	152,224	2,490	—	—	154,714	(13)	(6)	—	—	(19)	—	A+ to A-
– CRR 3	0.170 to 0.740	105,569	6,044	—	—	111,613	(46)	(24)	—	—	(70)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	38,102	4,751	—	—	42,853	(33)	(20)	—	—	(53)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	14,054	5,367	—	—	19,421	(28)	(31)	—	—	(59)	0.3	BB- to B
– CRR 6	4.915 to 8.860	1,170	2,453	—	—	3,623	(4)	(15)	—	—	(19)	0.5	B-
– CRR 7	8.861 to 15.000	780	848	—	—	1,628	(1)	(10)	—	—	(11)	0.7	CCC+
– CRR 8	15.001 to 99.999	137	1,834	—	—	1,971	—	(21)	—	—	(21)	1.1	CCC to C
– CRR 9/10	100.000	—	—	785	4	789	—	—	(84)	—	(84)	10.6	D
Financial guarantees		13,640	1,866	384	—	15,890	(7)	(7)	(25)	—	(39)	0.2
– CRR 1	0.000 to 0.053	2,553	1	—	—	2,554	—	—	—	—	—	—	AA- and above
– CRR 2	0.054 to 0.169	4,212	202	—	—	4,414	(1)	—	—	—	(1)	—	A+ to A-
– CRR 3	0.170 to 0.740	3,584	202	—	—	3,786	(2)	—	—	—	(2)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	1,932	407	—	—	2,339	(2)	(1)	—	—	(3)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	1,266	455	—	—	1,721	(2)	(2)	—	—	(4)	0.2	BB- to B
– CRR 6	4.915 to 8.860	91	387	—	—	478	—	(1)	—	—	(1)	0.2	B-
– CRR 7	8.861 to 15.000	1	76	—	—	77	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	1	136	—	—	137	—	(3)	—	—	(3)	2.2	CCC to C
– CRR 9/10	100.000	—	—	384	—	384	—	—	(25)	—	(25)	6.5	D
At 31 Dec 2023		391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)	0.1

Risk review

218	HSBC Holdings plc
Commercial real estate
Commercial real estate lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio has larger concentrations in Hong Kong, the UK, mainland China and the US.
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
Excluding favourable foreign exchange movements of $1.1bn,
commercial real estate lending decreased by $13.8bn, mainly from
$7.4bn in Hong Kong due to loan repayments. The decrease included loan sales of $0.5bn in the US as part of an initiative to reduce the portfolio exposure.
Despite the lower exposure, allowance for  ECL remained at $2.8bn, reflecting the challenging conditions in the commercial property sector, including the impact of lower valuations in the office segment.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.[1]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	10,304	4,218	41,307	1,126	1,803	685	440	59,883	10,790	28,846
Stage 2	3,262	400	13,229	189	1,956	70	1	19,107	3,294	10,375
Stage 3	444	184	3,570	145	166	25	18	4,552	470	3,226
POCI	—	32	15	—	—	—	—	47	32	15
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462
– of which: forborne loans	461	69	2,454	126	433	52	—	3,595	519	2,227
Allowance for ECL	(148)	(49)	(2,399)	(55)	(98)	(15)	(10)	(2,774)	(172)	(2,149)

Gross loans and advances
Stage 1	11,409	5,083	46,700	1,094	2,096	832	906	68,120	12,209	35,905
Stage 2	2,763	828	16,311	323	3,249	43	91	23,608	3,008	11,068
Stage 3	702	277	3,320	264	—	28	57	4,648	827	3,029
POCI	—	—	19	—	—	—	—	19	—	19
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021
– of which: forborne loans	215	143	763	449	428	47	23	2,068	336	654
Allowance for ECL	(216)	(153)	(2,094)	(153)	(93)	(24)	(13)	(2,746)	(323)	(1,878)
1  During 1Q23, we aligned the classification of commercial real estate across the Group and re-presented commercial real estate exposure in HSBC
North America Holdings Inc. at 31 December 2022 as $5.3bn, which had a corresponding ECL charge of $0.1bn.

Commercial real estate lending to customers by global business
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Wealth and Personal Banking	409	377	66	—	2	—	423	1,277	409	66
Commercial Banking	13,601	3,322	37,826	733	3,923	780	36	60,221	13,686	27,811
Global Banking and Markets	—	1,135	20,066	727	—	—	—	21,928	491	14,444
Corporate Centre	—	—	163	—	—	—	—	163	—	141
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462

HSBC Holdings plc	219

Commercial real estate lending to customers by global business (continued)
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Wealth and Personal Banking	532	2	70	—	4	—	826	1,434	534	70
Commercial Banking	14,342	4,390	42,803	951	5,341	903	205	68,935	14,638	33,123
Global Banking and Markets	—	1,796	23,333	730	—	—	23	25,882	872	16,684
Corporate Centre	—	—	144	—	—	—	—	144	—	144
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021

Commercial real estate lending to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	3,940	740	12,394	255	25	65	16	17,435	4,191	6,527
Good	2,555	2,054	17,777	246	781	130	18	23,561	2,592	12,004
Satisfactory	6,370	1,642	19,509	634	1,691	500	407	30,753	6,575	16,290
Sub-standard	701	182	4,856	180	1,262	60	—	7,241	726	4,400
Credit impaired	444	216	3,585	145	166	25	18	4,599	502	3,241
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462

Strong	3,951	1,444	16,063	303	352	29	72	22,214	4,681	10,061
Good	3,094	1,448	20,692	359	864	190	4	26,651	3,244	15,209
Satisfactory	6,819	2,647	20,930	539	2,397	616	881	34,829	6,959	16,775
Sub-standard	308	372	5,326	216	1,732	40	40	8,034	333	4,928
Credit impaired	702	277	3,339	264	—	28	57	4,667	827	3,048
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021
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

Commercial real estate gross loans and advances to customers maturity analysis
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.[1]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	3,553	1,496	25,427	396	1,472	619	437	33,400	3,950	19,887
1–2 years	4,514	474	14,144	175	623	60	2	19,992	4,571	10,923
2–5 years	5,411	2,149	16,052	441	1,814	71	3	25,941	5,520	9,885
> 5 years	532	715	2,498	448	16	30	17	4,256	545	1,767
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462

< 1 year	8,315	2,059	23,468	423	1,883	241	703	37,092	9,211	18,675
1–2 years	3,518	1,503	18,007	218	810	115	228	24,399	3,678	13,873
2–5 years	2,385	1,644	21,804	664	2,624	449	60	29,630	2,472	14,963
> 5 years	656	982	3,071	376	28	98	63	5,274	683	2,510
At 31 Dec 2022	14,874	6,188	66,350	1,681	5,345	903	1,054	96,395	16,044	50,021
1  During 1Q23, we aligned the classification of commercial real estate across the Group and re-presented commercial real estate exposure in HSBC
North America Holdings Inc. at 31 December 2022 as $5.3bn, which had a corresponding ECL charge of $0.1bn.
Risk review

220	HSBC Holdings plc
The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets.
The exposures at 31 December 2023 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
(Audited)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	6,033	4,917	839	11,789
Guarantees issued and others[2]	255	66	37	358
Total mainland China commercial real estate exposure at 31 Dec 2023	6,288	4,983	876	12,147

Distribution of mainland China commercial real estate exposure by credit quality
Strong	781	1,723	6	2,510
Good	604	953	421	1,978
Satisfactory	679	1,704	261	2,644
Sub-standard	1,298	327	188	1,813
Credit impaired	2,926	276	—	3,202
At 31 Dec 2023	6,288	4,983	876	12,147

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(5)	(1)	(6)
Satisfactory	(3)	(27)	—	(30)
Sub-standard	(66)	(87)	(16)	(169)
Credit impaired	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(69)	(112)	(17)	(198)
Stage 3	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

ECL coverage %	28.5	5.0	1.9	17.0
1  Amounts represent gross carrying amount.
2  Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc	221

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	(audited)[1]	(audited)[2]	(unaudited)[1]	(unaudited)[2]
	$m	$m	$m	$m
Loans and advances to customers[2]	9,129	5,752	860	15,741
Guarantees issued and others[3]	249	755	18	1,022
Total mainland China commercial real estate exposure at 31 Dec 2022	9,378	6,507	878	16,763

Distribution of mainland China commercial real estate exposure by credit quality
Strong	1,425	2,118	220	3,763
Good	697	1,087	370	2,154
Satisfactory	1,269	2,248	77	3,594
Sub-standard	2,887	779	193	3,859
Credit impaired	3,100	275	18	3,393
At 31 Dec 2022	9,378	6,507	878	16,763

Allowance for ECL by credit quality
Strong	—	(5)	—	(5)
Good	—	(8)	(1)	(9)
Satisfactory	(20)	(81)	—	(101)
Sub-standard	(458)	(42)	(3)	(503)
Credit impaired	(1,268)	(105)	—	(1,373)
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)

Allowance for ECL by stage distribution
Stage 1	(1)	(9)	(1)	(11)
Stage 2	(477)	(127)	(3)	(607)
Stage 3	(1,268)	(105)	—	(1,373)
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)

ECL coverage %	18.6	3.7	0.5	11.9
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
(Unaudited)
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. The exposures in the table are related to companies whose primary activities are focused on these activities. Lending is generally focused on tier 1 and 2 cities.
The table also includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. Such exposures are outside of our normal definition of commercial real estate, as applied elsewhere in this report, but are provided here for a more comprehensive view of our mainland China property exposure.
The table above shows 59% ($7.1bn) of total exposure with a credit quality of ’satisfactory’ or above, which was slightly higher in proportion compared with 31 December 2022 (57%, $9.5bn). Total
‘credit impaired’ exposures increased to 26% ($3.2bn) (31 December
2022: 20%, $3.4bn), reflecting sustained stress in the China commercial real estate market, including weakness in both property market fundamentals and financing conditions for borrowers
operating in this sector.
Allowances for ECL are substantially against unsecured exposures.
For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continued to represent the largest proportion of mainland China commercial real estate exposures, although total exposures reduced to $6.3bn, down $3.1bn since
31 December 2022, as a result of de-risking measures, repayments and write-offs. This portfolio remains relatively higher risk, with 33%
(31 December 2022: 36%) of exposure booked with a credit quality of
‘satisfactory’ or above and 47% ‘credit impaired’ (31 December 2022:
33%).
At 31 December 2023, the Group had allowances for ECL of $1.8bn
(31 December 2022: $1.7bn) held against mainland China commercial real estate exposures booked in Hong Kong. ECL coverage increased to 28.5% (31 December 2022: 18.6%), reflecting a further credit deterioration during the year.
Approximately half of the unimpaired exposure in the Hong Kong portfolio is lending to state-owned enterprises and relatively strong private-owned enterprises. This is reflected in the relatively low allowance for ECL in this part of the portfolio.
Market conditions are likely to remain subdued with a protracted recovery as sentiment and domestic residential demand remain weak, with ongoing refinancing and liquidity risk for corporates operating in this market. The divergence between privately-owned enterprises and state-owned enterprises is likely to continue, with state-owned enterprises achieving above-market sales performance, and benefiting from market share gains and better access to funding.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China, which is not incorporated in the table above.
Risk review

222	HSBC Holdings plc
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
Corporates would normally provide guarantees as part of a parent/
subsidiary relationship and span a number of credit grades. The export credit agencies will normally be investment grade.
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
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 375.
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
In Europe, facilities of a working capital nature are generally not secured by a first fixed charge, and are therefore disclosed as not collateralised.

HSBC Holdings plc	223

Wholesale lending – commercial real estate loans and advances to customers including loan commitments by level of collateral for key countries/territories (by stage)
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Not collateralised	36,754	5,128	2,543	—	44,425	0.1	3.9	72.4	—	4.7
Fully collateralised by LTV ratio	46,212	15,177	1,963	—	63,352	0.1	2.5	12.0	—	1.0
– less than 50%	24,391	7,413	574	—	32,378	0.1	1.9	13.1	—	0.7
– 51% to 75%	16,086	5,240	657	—	21,983	0.1	3.1	9.3	—	1.1
– 76% to 90%	3,140	1,437	454	—	5,031	0.1	3.5	11.8	—	2.1
– 91% to 100%	2,595	1,087	278	—	3,960	0.2	2.3	16.6	—	1.9
Partially collateralised (A): LTV > 100%	7,075	1,487	156	50	8,768	0.1	1.8	30.2	14.5	1.0
– collateral value on A	4,004	1,061	115	26	5,206
Total at 31 Dec 2023	90,041	21,792	4,662	50	116,545	0.1	2.8	45.6	14.5	2.4
of which: UK
Not collateralised	4,644	1,288	97	—	6,029	0.4	2.0	12.4	—	0.9
Fully collateralised by LTV ratio	9,762	2,512	295	—	12,569	0.1	1.3	13.9	—	0.7
– less than 50%	3,514	507	51	—	4,072	0.1	1.9	21.6	—	0.6
– 51% to 75%	4,826	1,418	103	—	6,347	0.1	1.1	16.4	—	0.6
– 76% to 90%	749	292	80	—	1,121	0.1	1.3	14.9	—	1.5
– 91% to 100%	673	295	61	—	1,029	0.1	1.6	1.9	—	0.6
Partially collateralised (B): LTV > 100%	1,580	239	82	35	1,936	0.1	1.1	34.2	20.7	2.0
– collateral value on B	524	171	62	17	774
Total UK at 31 Dec 2023	15,986	4,039	474	35	20,534	0.2	1.5	17.1	20.7	0.9
of which: Hong Kong
Not collateralised	16,889	2,323	2,215	—	21,427	—	6.5	78.7	—	8.8
Fully collateralised by LTV ratio	20,783	8,447	989	—	30,219	—	2.1	5.0	—	0.8
– less than 50%	15,425	5,604	294	—	21,323	—	1.5	1.4	—	0.5
– 51% to 75%	4,102	2,140	312	—	6,554	0.1	3.8	2.1	—	1.4
– 76% to 90%	657	619	315	—	1,591	0.1	1.8	8.0	—	2.3
– 91% to 100%	599	84	68	—	751	—	0.1	20.5	—	1.9
Partially collateralised (C): LTV > 100%	1,770	616	52	15	2,453	—	0.8	24.5	—	0.7
– collateral value on C	1,569	535	39	8	2,151
Total Hong Kong at 31 Dec 2023	39,442	11,386	3,256	15	54,099	—	2.9	55.5	—	4.0

Not collateralised	43,987	9,779	2,612	—	56,378	0.1	5.7	53.7	—	3.6
Fully collateralised by LTV ratio	54,003	17,619	1,617	—	73,239	0.1	1.8	10.9	—	0.7
– less than 50%	29,635	6,523	544	—	36,702	0.1	1.9	16.5	—	0.7
– 51% to 75%	18,664	8,312	594	—	27,570	0.1	1.3	4.4	—	0.5
– 76% to 90%	3,220	911	315	—	4,446	0.1	2.1	4.1	—	0.8
– 91% to 100%	2,484	1,873	164	—	4,521	0.2	3.5	28.7	—	2.6
Partially collateralised (A): LTV > 100%	4,965	1,924	513	19	7,421	0.1	2.2	54.2	—	4.4
– collateral value on A	2,804	1,192	293	8	4,297
Total at 31 Dec 2022[1]	102,955	29,322	4,742	19	137,038	0.1	3.1	39.1	—	2.1
of which: UK
Not collateralised	5,960	2,511	295	—	8,766	0.3	1.5	35.3	—	1.8
Fully collateralised by LTV ratio	10,293	2,025	372	—	12,690	0.1	0.9	6.5	—	0.4
– less than 50%	2,900	664	53	—	3,617	0.2	0.9	3.8	—	0.4
– 51% to 75%	6,361	1,197	291	—	7,849	0.1	0.9	2.1	—	0.3
– 76% to 90%	556	140	11	—	707	0.2	1.4	18.2	—	0.7
– 91% to 100%	476	24	17	—	517	0.2	0.4	76.5	—	2.8
Partially collateralised (B): LTV > 100%	1,920	179	176	—	2,275	0.2	1.1	68.8	—	5.5
– collateral value on B	1,113	144	72	—	1,329
Total UK at 31 Dec 2022	18,173	4,715	843	—	23,731	0.2	1.3	29.5	—	1.5
of which: Hong Kong
Not collateralised	20,263	4,648	2,123	—	27,034	—	10.6	56.9	—	6.3
Fully collateralised by LTV ratio	27,892	7,457	864	—	36,213	—	1.1	5.2	—	0.4
– less than 50%	21,185	3,539	318	—	25,042	—	1.4	2.2	—	0.3
– 51% to 75%	5,365	3,536	205	—	9,106	0.1	1.0	3.4	—	0.5
– 76% to 90%	995	134	264	—	1,393	—	0.1	1.9	—	0.4
– 91% to 100%	347	248	77	—	672	—	0.2	32.5	—	3.9
Partially collateralised (C): LTV > 100%	804	390	73	19	1,286	—	2.8	61.6	—	4.4
– collateral value on C	584	249	39	8	880
Total Hong Kong at 31 Dec 2022	48,959	12,495	3,060	19	64,533	—	4.7	42.5	—	2.9
1  During 1Q23, we aligned the classification of commercial real estate across the Group and re-presented commercial real estate exposure in HSBC
North America Holdings Inc. at 31 December 2022 as $5.3bn, which had a corresponding ECL charge of $0.1bn.
Risk review

224	HSBC Holdings plc
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
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Not collateralised	672,142	76,261	7,702	8	756,113	0.1	0.9	40.0	6.8	0.6
Fully collateralised by LTV ratio	113,339	19,747	2,629	23	135,738	0.1	1.4	10.7	89.8	0.5
– less than 50%	42,953	7,069	1,168	—	51,190	0.1	1.5	11.8	—	0.5
– 51% to 75%	24,011	8,222	887	—	33,120	0.1	1.3	6.4	—	0.6
– 76% to 90%	10,194	2,531	421	23	13,169	0.1	1.6	10.3	90.6	0.9
– 91% to 100%	36,181	1,925	153	—	38,259	—	1.1	27.6	—	0.2
Partially collateralised (A): LTV > 100%	53,686	9,019	2,233	3	64,941	0.1	0.7	32.2	38.4	1.3
– collateral value on A	24,505	4,266	993	1	29,765
Total at 31 Dec 2023	839,167	105,027	12,564	34	956,792	0.1	1.0	32.5	67.1	0.6
of which: UK
Not collateralised	117,824	20,401	3,423	—	141,648	0.2	1.9	23.2	—	1.0
Fully collateralised by LTV ratio	22,217	5,912	1,162	—	29,291	0.1	1.7	3.7	—	0.6
– less than 50%	7,385	2,340	601	—	10,326	0.1	1.2	1.3	—	0.5
– 51% to 75%	6,966	2,292	434	—	9,692	0.1	1.7	3.6	—	0.7
– 76% to 90%	2,256	809	106	—	3,171	0.2	2.5	15.8	—	1.3
– 91% to 100%	5,610	471	21	—	6,102	0.1	2.1	14.5	—	0.3
Partially collateralised (B): LTV > 100%	6,335	1,732	299	—	8,366	0.2	1.8	18.4	—	1.2
– collateral value on B	3,508	1,080	175	—	4,763
Total UK at 31 Dec 2023	146,376	28,045	4,884	—	179,305	0.2	1.8	18.3	—	0.9
of which: Hong Kong					—
Not collateralised	114,025	7,523	906	—	122,454	—	0.4	57.5	—	0.5
Fully collateralised by LTV ratio	32,857	8,918	877	22	42,674	0.1	1.3	6.6	94.7	0.5
– less than 50%	16,175	2,898	230	—	19,303	0.1	1.4	11.8	—	0.4
– 51% to 75%	9,461	4,515	336	—	14,312	0.1	1.2	3.1	—	0.5
– 76% to 90%	4,245	863	253	22	5,383	0.1	1.8	2.0	94.7	0.9
– 91% to 100%	2,976	642	58	—	3,676	—	0.4	27.0	—	0.5
Partially collateralised (C): LTV > 100%	16,152	2,887	704	—	19,743	—	0.6	30.2	—	1.2
– collateral value on C	6,619	1,306	318	—	8,243
Total Hong Kong at 31 Dec 2023	163,034	19,328	2,487	22	184,871	0.1	0.8	31.8	94.7	0.6

Not collateralised	632,889	79,009	8,278	64	720,240	0.1	1.1	38.4	18.8	0.6
Fully collateralised by LTV ratio	94,789	27,422	1,948	24	124,183	0.1	1.1	13.7	91.7	0.5
– less than 50%	36,747	10,643	678	—	48,068	0.1	1.1	18.6	—	0.6
– 51% to 75%	29,108	10,457	503	1	40,069	0.1	1.2	11.3	—	0.5
– 76% to 90%	9,643	2,987	402	23	13,055	0.1	1.0	4.7	95.7	0.6
– 91% to 100%	19,291	3,335	365	—	22,991	0.1	0.8	17.5	—	0.4
Partially collateralised (A): LTV > 100%	54,794	12,830	2,120	22	69,766	0.1	0.9	37.3	18.2	1.4
– collateral value on A	27,775	6,289	1,133	16	35,213	—	—	—	—	—
Total at 31 Dec 2022	782,472	119,261	12,346	110	914,189	0.1	1.0	34.3	34.6	0.7
of which: UK
Not collateralised	105,126	16,886	3,783	28	125,823	0.1	2.2	17.8	3.6	0.9
Fully collateralised by LTV ratio	21,192	6,511	699	—	28,402	0.1	1.3	4.6	—	0.5
– less than 50%	6,928	2,872	175	—	9,975	0.1	1.0	3.4	—	0.5
– 51% to 75%	7,611	2,656	336	—	10,603	0.1	1.5	6.5	—	0.6
– 76% to 90%	1,889	578	102	—	2,569	0.1	1.9	1.0	—	0.5
– 91% to 100%	4,764	405	86	—	5,255	—	1.2	3.5	—	0.2
Partially collateralised (B): LTV > 100%	6,480	2,288	308	—	9,076	0.1	1.2	25.6	—	1.2
– collateral value on B	3,470	1,197	158	—	4,825	—	—	—	—
Total UK at 31 Dec 2022	132,798	25,685	4,790	28	163,301	0.1	1.9	16.4	3.6	0.9
of which: Hong Kong
Not collateralised	109,919	9,901	939	—	120,759	—	0.7	56.0	—	0.5
Fully collateralised by LTV ratio	38,083	12,693	665	24	51,465	0.1	1.0	3.8	91.7	0.4
– less than 50%	15,695	4,577	175	—	20,447	0.1	0.9	1.7	—	0.3
– 51% to 75%	13,893	5,413	115	1	19,422	0.1	1.2	7.8	—	0.5
– 76% to 90%	4,964	1,479	268	23	6,734	0.1	0.7	0.4	95.7	0.6
– 91% to 100%	3,531	1,224	107	—	4,862	0.1	0.3	10.3	—	0.3
Partially collateralised (C): LTV > 100%	17,704	3,379	777	14	21,874	0.1	0.6	30.9	—	1.2
– collateral value on C	7,737	1,524	397	13	9,671	—	—	—	—
Total Hong Kong at 31 Dec 2022	165,706	25,973	2,381	38	194,098	0.1	0.8	33.2	57.9	0.6

HSBC Holdings plc	225
Other credit risk exposures
In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are summarised below:
–Some securities issued by governments, banks and other financial institutions benefit from additional credit enhancements provided by government guarantees that cover the assets.
–Debt securities issued by banks and financial institutions include asset-backed securities (‘ABSs’) and similar instruments, which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of credit default swap (‘CDS’) protection.
–Trading loans and advances mainly pledged against cash collateral are posted to satisfy margin requirements. There is limited credit risk on cash collateral posted since in the event of default of the counterparty this would be set off against the related liability.
Reverse repos and stock borrowing are by their nature
collateralised.
Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described on page 417 of the
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
Counterparty credit risk is the risk of financial loss if the counterparty to a transaction defaults before satisfactorily settling it. It arises principally from over-the-counter (‘OTC’) derivatives and securities financing transactions and is calculated in both the trading and non-
trading books. Transactions vary in value by reference to a market factor such as an interest rate, exchange rate or asset price.
The counterparty risk from derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the fair value is known as the credit valuation adjustment (‘CVA’).
For an analysis of CVAs, see Note 12 on the financial statements.
The following table reflects by risk type the fair values and gross notional contract amounts of derivatives cleared through an exchange, central counterparty or non-central counterparty.

Notional contract amounts and fair values of derivatives
	2023			2022[1]
	Notional amount	Fair value		Notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	$m	$m	$m	$m	$m	$m
Total OTC derivatives	24,551,539	337,066	343,098	23,649,591	421,324	423,909
– total OTC derivatives cleared by central counterparties	11,130,785	116,520	118,796	11,360,730	149,193	154,167
– total OTC derivatives not cleared by central counterparties	13,420,754	220,546	224,302	12,288,861	272,131	269,742
Total exchange traded derivatives	1,111,247	9,134	8,159	1,146,426	3,822	2,840
Gross	25,662,786	346,200	351,258	24,796,017	425,146	426,749
Offset		(116,486)	(116,486)		(140,987)	(140,987)
At 31 Dec		229,714	234,772		284,159	285,762
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
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
It provides details of the major legal entities, countries and products that are driving the change observed in personal loans and advances to customers, with the impact of foreign exchange separately identified. Additionally, Hong Kong and UK mortgage book LTV data is provided.
This section also provides reconciliations of the opening
1 January 2023 to 31 December 2023 closing gross carrying/nominal amounts and associated allowance for ECL by product. Further product granularity is also provided by stage, with data for major legal entities presented for loans and advances to customers, loan and other credit-related commitments and financial guarantees.
At 31 December 2023, total personal lending for loans and advances to customers of $447.5bn increased by $32.6bn compared with
31 December 2022. This increase included favourable foreign
exchange movements of $11.5bn. Excluding foreign exchange
movements, the increase of $21.1bn was mainly driven by growth in the UK (up $6.6bn), in Hong Kong (up $5.8bn), in Mexico (up $2.3bn)
and in Australia (up $1.4bn). Additionally, France increased by $7.8bn due to the retention of the home loan portfolio, which is no longer classified as assets held for sale.
The increase was partly offset by a $1.2bn decrease from the merger of our business in Oman and a $1.0bn decrease from the sale of our retail mortgage loan portfolio in New Zealand.
Risk review

226	HSBC Holdings plc
The allowance for ECL attributable to personal lending, excluding off-
balance sheet loan commitments and guarantees, remained broadly stable at $2.9bn at 31 December 2023, as net releases were offset by adverse foreign exchange movements of $0.1bn.
Excluding foreign exchange movements and reclassifications to held for sale, mortgage lending balances increased by $15.5bn to $360.9bn at 31 December 2023, mainly in Hong Kong (up $5.9bn), in the UK (up
$4.9bn), in Mexico (up $1.7bn), in the US (up $1.5bn) and in Australia
(up $1.4bn). The allowance for ECL attributable to mortgages remained broadly stable at $0.6bn when compared with 31 December
2022.
Total personal lending gross carrying amounts in stage 2 decreased by $1.4bn compared with 31 December 2022. Excluding favourable foreign exchange movements of $2.3bn, the decrease of $3.7bn was driven by favourable economic conditions and the model updates for interest-only and offset mortgages at a portfolio level in the UK.
The quality of both our Hong Kong and UK mortgage books remained strong, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 64%, compared with an estimated 60% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 65%, compared with an estimated 53% for the overall mortgage portfolio.
Excluding foreign exchange movements and reclassifications to held for sale, other personal lending balances at 31 December 2023 increased by $7.8bn compared with 31 December 2022. This was mainly from the retained home loan portfolio in France (up $7.4bn), which is no longer classified as assets held for sale. In addition, our credit card portfolio in Mexico increased by $0.6bn.
The allowance for ECL, excluding foreign exchange movements, attributable to other personal lending of $2.3bn remained unchanged from 31 December 2022. The allowance for ECL attributable to credit cards decreased by $0.1bn, offset by adverse foreign exchange movements of $0.1bn in other personal lending.

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	320,410	38,287	2,212	360,909	(102)	(200)	(269)	(571)
– of which: interest-only (including offset)	21,895	2,923	139	24,957	(4)	(27)	(31)	(62)
– affordability (including US adjustable rate mortgages)	14,380	381	291	15,052	(3)	(1)	(10)	(14)
Other personal lending	76,124	9,196	1,293	86,613	(477)	(1,234)	(585)	(2,296)
– second lien residential mortgages	317	58	21	396	—	(3)	(5)	(8)
– guaranteed loans in respect of residential property	8,001	502	90	8,593	(1)	(5)	(14)	(20)
– other personal lending which is secured	28,900	424	157	29,481	(13)	(5)	(24)	(42)
– credit cards	19,909	4,419	352	24,680	(236)	(697)	(203)	(1,136)
– other personal lending which is unsecured	17,010	3,582	659	21,251	(212)	(505)	(331)	(1,048)
– motor vehicle finance	1,987	211	14	2,212	(15)	(19)	(8)	(42)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)
By legal entity
HSBC UK Bank plc	146,354	35,190	1,218	182,762	(152)	(490)	(255)	(897)
HSBC Bank plc	14,598	1,747	273	16,618	(24)	(22)	(91)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,382	7,741	948	200,071	(165)	(402)	(162)	(729)
HSBC Bank Middle East Limited	3,335	397	47	3,779	(19)	(33)	(36)	(88)
HSBC North America Holdings Inc.	18,096	553	364	19,013	(5)	(14)	(16)	(35)
Grupo Financiero HSBC, S.A. de C.V.	12,717	1,740	536	14,993	(197)	(463)	(273)	(933)
Other trading entities	10,052	115	119	10,286	(17)	(10)	(21)	(48)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	52,093	734	88	52,915	(11)	—	(2)	(13)
HSBC Bank plc	1,630	36	4	1,670	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	181,967	2,479	223	184,669	(3)	—	—	(3)
HSBC Bank Middle East Limited	1,978	7	1	1,986	—	—	—	—
HSBC North America Holdings Inc.	3,695	72	8	3,775	—	—	—	—
HSBC Bank Canada	6,610	113	30	6,753	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,308	—	—	4,308	(8)	—	—	(8)
Other trading entities	2,008	31	1	2,040	(1)	—	—	(1)
At 31 Dec 2023	254,289	3,472	355	258,116	(23)	—	(2)	(25)

HSBC Holdings plc	227

Total personal lending for loans and advances to customers at amortised cost by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	294,919	39,860	2,042	336,821	(74)	(231)	(270)	(575)
– of which: interest-only (including offset)	19,636	4,485	169	24,290	(3)	(46)	(41)	(90)
– affordability (including US adjustable rate mortgages)	14,773	369	240	15,382	(5)	(3)	(4)	(12)
Other personal lending	67,758	9,006	1,297	78,061	(487)	(1,273)	(535)	(2,295)
– second lien residential mortgages	353	20	6	379	(1)	(2)	(3)	(6)
– guaranteed loans in respect of residential property	1,121	121	125	1,367	(1)	(3)	(30)	(34)
– other personal lending which is secured	31,306	594	206	32,106	(15)	(10)	(30)	(55)
– credit cards	16,705	4,423	260	21,388	(225)	(776)	(160)	(1,161)
– other personal lending which is unsecured	16,512	3,681	687	20,880	(234)	(469)	(305)	(1,008)
– motor vehicle finance	1,761	167	13	1,941	(11)	(13)	(7)	(31)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)
By legal entity
HSBC UK Bank plc	128,590	37,394	1,012	166,996	(135)	(688)	(227)	(1,050)
HSBC Bank plc	6,377	740	127	7,244	(10)	(18)	(38)	(66)
The Hongkong and Shanghai Banking Corporation Limited	185,723	8,698	1,117	195,538	(138)	(362)	(187)	(687)
HSBC Bank Middle East Limited	3,657	184	86	3,927	(26)	(37)	(52)	(115)
HSBC North America Holdings Inc.	16,906	375	270	17,551	(12)	(23)	(6)	(41)
Grupo Financiero HSBC, S.A. de C.V.	9,542	1,099	377	11,018	(213)	(331)	(194)	(738)
Other trading entities	11,882	376	350	12,608	(27)	(45)	(101)	(173)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	50,535	439	104	51,078	(11)	(1)	—	(12)
HSBC Bank plc	2,440	131	7	2,578	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	170,104	2,916	634	173,654	(2)	—	—	(2)
HSBC Bank Middle East Limited	1,717	8	1	1,726	(1)	—	—	(1)
HSBC North America Holdings Inc.	3,914	24	17	3,955	(1)	—	—	(1)
HSBC Bank Canada	6,346	115	30	6,491	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	3,198	—	—	3,198	(9)	—	—	(9)
Other trading entities	2,390	64	7	2,461	(2)	—	—	(2)
At 31 Dec 2022	240,644	3,697	800	245,141	(26)	(1)	—	(27)
Exposure to UK interest-only mortgage loans
The following information is presented for HSBC branded interest-
only mortgage loans. This excludes offset mortgages in first direct and private banking mortgages.
At the end of 2023, the average LTV ratio of the interest-only mortgage loans was 44% (2022: 41%), and 97% (2022: 99%) had an
LTV ratio of 75% or less.
Of the interest-only mortgage loans that expired in 2021, 82% were repaid within 12 months of expiry with a total of 96% being repaid within 24 months of expiry. For those expiring during 2022, 92%
were repaid within 12 months of expiry.
At 31 December 2023, interest-only mortgage loan exposures were
$15.2bn (2022: $14.4bn) and the maturity profile was as follows:

UK interest-only mortgage loans
$m
Expired interest-only mortgage loans	141
Interest-only mortgage loans by maturity
– 2024	141
– 2025	242
– 2026	315
– 2027	436
– 2028–2032	2,919
– post-2032	11,010
At 31 Dec 2023	15,204
Risk review

228	HSBC Holdings plc

UK interest-only mortgage loans (continued)
$m
Expired interest-only mortgage loans	134
Interest-only mortgage loans by maturity
– 2023	219
– 2024	215
– 2025	300
– 2026	383
– 2027–2031	2,951
– post-2031	10,248
At 31 Dec 2022	14,450
Exposure to offset mortgage in first direct
The offset mortgage in first direct is a flexible way for our customers to take control of their finances. It works by grouping together the customer’s mortgage, savings and current accounts to offset their credit and debit balances against their mortgage exposure. At 31 December
2023, exposures were worth a total $5.0bn with an average LTV ratio of 29% (2022: $5.5bn exposure and 32% LTV ratio).
Reconciliations of changes in personal lending gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the Group’s personal lending gross carrying/nominal amount and allowances for loans and advances to customers, including loan commitments and financial guarantees.
In addition, three reconciliations by stage of the Group’s gross carrying/nominal amount and allowances for first lien mortgages, credit cards and other personal lending, including loan commitments and financial guarantees were added at 31 December 2023 following the adoption of the recommendations of the DECL Taskforce’s third report.

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	603,321	(587)	52,563	(1,505)	4,139	(805)	660,023	(2,897)
Transfers of financial instruments:	(2,144)	(619)	39	1,087	2,105	(468)	—	—
– transfers from stage 1 to stage 2	(57,217)	270	57,217	(270)	—	—	—	—
– transfers from stage 2 to stage 1	55,307	(862)	(55,307)	862	—	—	—	—
– transfers to stage 3	(542)	3	(2,345)	614	2,887	(617)	—	—
– transfers from stage 3	308	(30)	474	(119)	(782)	149	—	—
Net remeasurement of ECL arising from transfer of stage	—	563	—	(679)	—	(79)	—	(195)
Net new and further lending/repayments	34,411	(47)	(4,713)	350	(1,169)	144	28,529	447
Change to risk parameters – credit quality	—	104	—	(641)	—	(955)	—	(1,492)
Changes to models used for ECL calculation	—	(13)	—	21	—	7	—	15
Assets written off	—	—	—	—	(1,326)	1,326	(1,326)	1,326
Foreign exchange and others[1,2]	15,235	(3)	3,066	(67)	111	(26)	18,412	(96)
At 31 Dec 2023	650,823	(602)	50,955	(1,434)	3,860	(856)	705,638	(2,892)
ECL income statement change for the period		607		(949)		(883)		(1,225)
Recoveries								226
Others								8
Total ECL income statement change for the period								(991)
1  Total includes $7.8bn of gross carrying loans and advances and a corresponding allowance for ECL of $11m, due to the retention of certain balances previously classified as assets held for sale of our retail banking operations in France. For further details, see Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.
2  Total includes $2.0bn of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of $20m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.
As shown in the above table, the allowance for ECL for loans and advances to customers and relevant loan commitments and financial guarantees decreased by $5m during the period from $2,897m at
31 December 2022 to $2,892m at 31 December 2023.
This decrease was driven by:
–$1,326m of assets written off;
–$447m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayment; and
–$15m of changes to models used for ECL calculation.

HSBC Holdings plc	229
These were partly offset by:
–$1,492m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;
–$195m relating to the net remeasurement impact of stage
transfers; and
–foreign exchange and other movements of $96m.
The ECL charge for the period of $1,225m presented in the above table consisted of $1,492m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages, and $195m relating to the net
remeasurement impact of stage transfers. This was partly offset by
$447m relating to underlying net book volume movements and $15m in changes to models used for the calculation of ECL.
During the period, there was a net transfer to stage 2 of $1,910m gross carrying/nominal amounts. This increase was mainly driven by
$1,550m in Mexico, due to slight deterioration in the unsecured portfolio.

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	695,627	(692)	18,161	(1,220)	5,111	(1,226)	718,899	(3,138)
Transfers of financial instruments:	(40,836)	(496)	39,489	674	1,347	(178)	—	—
– transfers from stage 1 to stage 2	(68,016)	268	68,016	(268)	—	—	—	—
– transfers from stage 2 to stage 1	27,359	(730)	(27,359)	730	—	—	—	—
– transfers to stage 3	(561)	2	(1,983)	361	2,544	(363)	—	—
– transfers from stage 3	382	(36)	815	(149)	(1,197)	185	—	—
Net remeasurement of ECL arising from transfer of stage	—	495	—	(579)	—	(85)	—	(169)
Net new and further lending/repayments	30,637	(17)	459	234	(146)	91	30,950	308
Change to risk parameters – credit quality	—	82	—	(676)	—	(823)	—	(1,417)
Changes to models used for ECL calculation	—	(2)	—	(95)	—	13	—	(84)
Assets written off	—	—	—	—	(1,212)	1,212	(1,212)	1,212
Foreign exchange and others[1]	(82,107)	43	(5,546)	157	(961)	191	(88,614)	391
At 31 Dec 2022	603,321	(587)	52,563	(1,505)	4,139	(805)	660,023	(2,897)
ECL income statement change for the period		558		(1,116)		(804)		(1,362)
Recoveries								283
Others								(3)
Total ECL income statement change for the period								(1,082)
1  Total includes $49.6bn of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of $221m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’
on page 428.

First lien residential mortgages – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	317,666	(74)	40,048	(231)	2,230	(270)	359,944	(575)
Transfers of financial instruments:	(1,182)	(109)	421	138	761	(29)	—	—
– transfers from stage 1 to stage 2	(41,207)	28	41,207	(28)	—	—	—	—
– transfers from stage 2 to stage 1	40,164	(117)	(40,164)	117	—	—	—	—
– transfers to stage 3	(354)	1	(958)	100	1,312	(101)	—	—
– transfers from stage 3	215	(21)	336	(51)	(551)	72	—	—
Net remeasurement of ECL arising from transfer of stage	—	72	—	(79)	—	(67)	—	(74)
Net new and further lending/repayments	15,447	(3)	(3,939)	22	(751)	322	10,757	341
Change to risk parameters – credit quality	—	16	—	(67)	—	(269)	—	(320)
Changes to models used for ECL calculation	—	(2)	—	28	—	—	—	26
Assets written off	—	—	—	—	(53)	53	(53)	53
Foreign exchange and others	8,833	(9)	1,983	(13)	71	(4)	10,887	(26)
At 31 Dec 2023	340,764	(109)	38,513	(202)	2,258	(264)	381,535	(575)
ECL income statement change for the period		83		(96)		(14)		(27)
Recoveries								10
Others								13
Total ECL income statement change for the period								(4)
Risk review

230	HSBC Holdings plc

Credit cards – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	140,519	(244)	6,747	(777)	353	(160)	147,619	(1,181)
Transfers of financial instruments:	199	(292)	(848)	496	649	(204)	—	—
– transfers from stage 1 to stage 2	(7,855)	102	7,855	(102)	—	—	—	—
– transfers from stage 2 to stage 1	8,124	(391)	(8,124)	391	—	—	—	—
– transfers to stage 3	(82)	1	(621)	227	703	(228)	—	—
– transfers from stage 3	12	(4)	42	(20)	(54)	24	—	—
Net remeasurement of ECL arising from transfer of stage	—	185	—	(301)	—	(5)	—	(121)
Net new and further lending/repayments	13,206	27	621	169	12	(41)	13,839	155
Change to risk parameters – credit quality	—	82	—	(281)	—	(301)	—	(500)
Changes to models used for ECL calculation	—	(9)	—	15	—	1	—	7
Assets written off	—	—	—	—	(571)	571	(571)	571
Foreign exchange and others	(632)	(2)	27	(19)	7	(5)	(598)	(26)
At 31 Dec 2023	153,292	(253)	6,547	(698)	450	(144)	160,289	(1,095)
ECL income statement change for the period		285		(398)		(346)		(459)
Recoveries								108
Others								(200)
Total ECL income statement change for the period								(551)

Other personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	145,136	(269)	5,768	(497)	1,556	(375)	152,460	(1,141)
Transfers of financial instruments:	(1,161)	(218)	466	453	695	(235)	—	—
– transfers from stage 1 to stage 2	(8,155)	140	8,155	(140)	—	—	—	—
– transfers from stage 2 to stage 1	7,019	(354)	(7,019)	354	—	—	—	—
– transfers to stage 3	(106)	1	(766)	287	872	(288)	—	—
– transfers from stage 3	81	(5)	96	(48)	(177)	53	—	—
Net remeasurement of ECL arising from transfer of stage	—	306	—	(299)	—	(7)	—	—
Net new and further lending/repayments	5,758	(71)	(1,395)	159	(430)	(137)	3,933	(49)
Change to risk parameters – credit quality	—	6	—	(293)	—	(385)	—	(672)
Changes to models used for ECL calculation	—	(2)	—	(22)	—	6	—	(18)
Assets written off	—	—	—	—	(702)	702	(702)	702
Foreign exchange and others[1]	7,034	8	1,056	(35)	33	(17)	8,123	(44)
At 31 Dec 2023	156,767	(240)	5,895	(534)	1,152	(448)	163,814	(1,222)
ECL income statement change for the period		239		(455)		(523)		(739)
Recoveries								108
Others								195
Total ECL income statement change for the period								(436)
1  Total includes $7.2bn of gross carrying loans and advances and a corresponding allowance for ECL of $10m, due to the retention of certain balances previously classified as assets held for sale of our retail banking operations in France. For further details, see Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 428.

HSBC Holdings plc	231

Personal lending – credit risk profile by internal PD band for loans and advances to customers at amortised cost
		Gross carrying amount				Allowance for ECL
	PD range[1]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
First lien residential mortgages[2]		320,410	38,287	2,212	360,909	(102)	(200)	(269)	(571)	0.2
– Band 1	0.000 to 0.250	229,188	3,174	—	232,362	(16)	(14)	—	(30)	—
– Band 2	0.251 to 0.500	54,891	12,266	—	67,157	(11)	(17)	—	(28)	—
– Band 3	0.501 to 1.500	28,159	16,140	—	44,299	(22)	(49)	—	(71)	0.2
– Band 4	1.501 to 5.000	7,451	4,559	—	12,010	(52)	(30)	—	(82)	0.7
– Band 5	5.001 to 20.000	599	1,097	—	1,696	—	(11)	—	(11)	0.6
– Band 6	20.001 to 99.999	122	1,051	—	1,173	(1)	(79)	—	(80)	6.8
– Band 7	100.000	—	—	2,212	2,212	—	—	(269)	(269)	12.2
Credit cards		19,909	4,419	352	24,680	(236)	(697)	(203)	(1,136)	4.6
– Band 1	0.000 to 0.250	9,490	1	—	9,491	(32)	—	—	(32)	0.3
– Band 2	0.251 to 0.500	2,481	6	—	2,487	(21)	(1)	—	(22)	0.9
– Band 3	0.501 to 1.500	4,799	294	—	5,093	(56)	(17)	—	(73)	1.4
– Band 4	1.501 to 5.000	2,787	2,291	—	5,078	(93)	(158)	—	(251)	4.9
– Band 5	5.001 to 20.000	352	1,374	—	1,726	(34)	(258)	—	(292)	16.9
– Band 6	20.001 to 99.999	—	453	—	453	—	(263)	—	(263)	58.1
– Band 7	100.000	—	—	352	352	—	—	(203)	(203)	57.7
Other personal lending (excluding credit cards)		56,215	4,777	941	61,933	(241)	(537)	(382)	(1,160)	1.9
– Band 1	0.000 to 0.250	28,115	30	—	28,145	(34)	(1)	—	(35)	0.1
– Band 2	0.251 to 0.500	6,634	286	—	6,920	(11)	(1)	—	(12)	0.2
– Band 3	0.501 to 1.500	12,935	329	—	13,264	(61)	(9)	—	(70)	0.5
– Band 4	1.501 to 5.000	7,215	1,447	—	8,662	(79)	(46)	—	(125)	1.4
– Band 5	5.001 to 20.000	1,137	2,005	—	3,142	(55)	(199)	—	(254)	8.1
– Band 6	20.001 to 99.999	179	680	—	859	(1)	(281)	—	(282)	32.8
– Band 7	100.000	—	—	941	941	—	—	(382)	(382)	40.6
At 31 Dec 2023		396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)	0.6

First lien residential mortgages[2]		294,919	39,860	2,042	336,821	(74)	(231)	(270)	(575)	0.2
– Band 1	0.000 to 0.250	247,330	21,220	—	268,550	(13)	(4)	—	(17)	—
– Band 2	0.251 to 0.500	19,615	7,900	—	27,515	(4)	(3)	—	(7)	—
– Band 3	0.501 to 1.500	21,323	5,691	—	27,014	(18)	(7)	—	(25)	0.1
– Band 4	1.501 to 5.000	6,594	2,694	—	9,288	(39)	(24)	—	(63)	0.7
– Band 5	5.001 to 20.000	34	1,024	—	1,058	—	(40)	—	(40)	3.8
– Band 6	20.001 to 99.999	23	1,331	—	1,354	—	(153)	—	(153)	11.3
– Band 7	100.000	—	—	2,042	2,042	—	—	(270)	(270)	13.2
Other personal lending		67,758	9,006	1,297	78,061	(487)	(1,273)	(535)	(2,295)	2.9
– Band 1	0.000 to 0.250	30,150	153	—	30,303	(54)	(13)	—	(67)	0.2
– Band 2	0.251 to 0.500	7,219	251	—	7,470	(26)	(1)	—	(27)	0.4
– Band 3	0.501 to 1.500	17,077	1,499	—	18,576	(82)	(44)	—	(126)	0.7
– Band 4	1.501 to 5.000	10,344	2,036	—	12,380	(170)	(103)	—	(273)	2.2
– Band 5	5.001 to 20.000	2,501	3,692	—	6,193	(154)	(520)	—	(674)	10.9
– Band 6	20.001 to 99.999	467	1,375	—	1,842	(1)	(592)	—	(593)	32.2
– Band 7	100.000	—	—	1,297	1,297	—	—	(535)	(535)	41.2
At 31 Dec 2022		362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)	0.7
1  12-month point in time adjusted for multiple economic scenarios.
2  PD bands do not consider the impact of any management judgemental adjustments on stage or allowances for ECL including the impact of new models not yet formally implemented. For a list of management judgemental adjustments see page 199.
Risk review

232	HSBC Holdings plc

Personal lending – credit risk profile by internal PD band for loan and other credit-related commitments and financial guarantees
		Nominal amount				Allowance for ECL
	PD range[1]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		253,183	3,459	355	256,997	(23)	—	(2)	(25)	—
– Band 1	0.000 to 0.250	196,201	114	—	196,315	(15)	—	—	(15)	—
– Band 2	0.251 to 0.500	17,861	63	—	17,924	(1)	—	—	(1)	—
– Band 3	0.501 to 1.500	29,623	1,262	—	30,885	(1)	—	—	(1)	—
– Band 4	1.501 to 5.000	8,550	1,334	—	9,884	(4)	—	—	(4)	—
– Band 5	5.001 to 20.000	508	564	—	1,072	(2)	—	—	(2)	0.2
– Band 6	20.001 to 99.999	440	122	—	562	—	—	—	—	—
– Band 7	100.000	—	—	355	355	—	—	(2)	(2)	0.6
Financial guarantees		1,106	13	—	1,119	—	—	—	—	—
– Band 1	0.000 to 0.250	348	—	—	348	—	—	—	—	—
– Band 2	0.251 to 0.500	386	—	—	386	—	—	—	—	—
– Band 3	0.501 to 1.500	359	1	—	360	—	—	—	—	—
– Band 4	1.501 to 5.000	3	—	—	3	—	—	—	—	—
– Band 5	5.001 to 20.000	2	12	—	14	—	—	—	—	—
– Band 6	20.001 to 99.999	8	—	—	8	—	—	—	—	—
– Band 7	100.000	—	—	—	—	—	—	—	—	—
At 31 Dec 2023		254,289	3,472	355	258,116	(23)	—	(2)	(25)	—
112-month point in time adjusted for multiple economic scenarios.
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
other forms of credit mitigants.

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	%	%	%	%
Fully collateralised by LTV ratio	331,279	38,378	2,129	371,786	—	0.5	10.1	0.1
– less than 50%	140,992	19,715	1,165	161,872	—	0.3	7.1	0.1
– 51% to 70%	113,043	12,636	568	126,247	—	0.6	10.9	0.1
– 71% to 80%	37,866	4,111	229	42,206	—	0.9	15.2	0.2
– 81% to 90%	23,278	1,499	109	24,886	—	1.2	17.3	0.2
– 91% to 100%	16,100	417	58	16,575	—	1.6	28.9	0.2
Partially collateralised (A): LTV > 100%	9,529	136	129	9,794	—	3.4	42.0	0.6
– collateral value on A	8,968	123	104	9,195
Total at 31 Dec 2023	340,808	38,514	2,258	381,580	—	0.5	11.9	0.1
of which: UK
Fully collateralised by LTV ratio	146,739	33,597	759	181,095	—	0.3	9.7	0.1
– less than 50%	60,403	17,629	458	78,490	—	0.2	7.9	0.1
– 51% to 70%	49,945	11,248	207	61,400	—	0.4	9.4	0.1
– 71% to 80%	20,293	3,275	61	23,629	—	0.6	13.4	0.1
– 81% to 90%	12,946	1,161	18	14,125	—	0.8	17.5	0.1
– 91% to 100%	3,152	284	15	3,451	—	1.0	41.6	0.3
Partially collateralised (B): LTV > 100%	317	19	27	363	0.1	1.7	17.5	1.4
– collateral value on B	244	15	22	281
Total UK at 31 Dec 2023	147,056	33,616	786	181,458	—	0.3	9.9	0.1
of which: Hong Kong
Fully collateralised	97,414	1,354	93	98,861	—	—	0.3	—
– less than 50%	41,903	831	66	42,800	—	—	0.1	—
– 51% to 70%	29,762	330	15	30,107	—	—	0.5	—
– 71% to 80%	5,260	48	2	5,310	—	0.1	0.4	—
– 81% to 90%	8,161	61	4	8,226	—	0.1	1.9	—
– 91% to 100%	12,328	84	6	12,418	—	0.3	1.8	—
Partially collateralised (C): LTV > 100%	8,973	86	4	9,063	—	0.9	7.8	—
– collateral value on C	8,535	81	4	8,620
Total Hong Kong at 31 Dec 2023	106,387	1,440	97	107,924	—	0.1	0.7	—

HSBC Holdings plc	233

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage (continued)
(Audited)

	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	%	%	%	%
Fully collateralised by LTV ratio	310,705	39,906	2,097	352,708	—	0.6	9.9	0.1
– less than 50%	154,337	12,250	1,077	167,664	—	0.7	7.2	0.1
– 51% to 70%	102,191	16,989	537	119,717	—	0.5	9.5	0.1
– 71% to 80%	25,458	6,770	212	32,440	—	0.5	14.7	0.2
– 81% to 90%	17,106	3,388	147	20,641	—	0.5	17.8	0.2
– 91% to 100%	11,613	509	124	12,246	—	1.1	18.1	0.3
Partially collateralised (A): LTV > 100%	6,964	143	133	7,240	—	6.9	46.9	1.0
– collateral value on A	6,521	123	79	6,723
Total at 31 Dec 2022	317,669	40,049	2,230	359,948	—	0.6	12.1	0.2
of which: UK
Fully collateralised by LTV ratio	134,044	34,541	676	169,261	—	0.4	11.1	0.1
– less than 50%	70,936	10,387	448	81,771	—	0.6	9.4	0.1
– 51% to 70%	43,617	14,943	158	58,718	—	0.4	11.6	0.1
– 71% to 80%	12,849	5,922	33	18,804	—	0.3	19.7	0.1
– 81% to 90%	5,922	2,918	10	8,850	—	0.2	24.5	0.1
– 91% to 100%	720	371	27	1,118	—	0.2	22.5	0.6
Partially collateralised (B): LTV > 100%	329	49	12	390	—	0.3	9.8	0.3
– collateral value on B	237	38	4	279
Total UK at 31 Dec 2022	134,373	34,590	688	169,651	—	0.4	11.1	0.1
of which: Hong Kong
Fully collateralised by LTV ratio	94,949	981	237	96,167	—	—	0.1	—
– less than 50%	44,740	577	105	45,422	—	—	—	—
– 51% to 70%	28,123	256	37	28,416	—	—	0.3	—
– 71% to 80%	4,167	37	25	4,229	—	—	0.1	—
– 81% to 90%	7,883	51	27	7,961	—	0.1	—	—
– 91% to 100%	10,036	60	43	10,139	—	0.2	—	—
Partially collateralised (C): LTV > 100%	6,441	47	1	6,489	—	0.2	0.3	—
– collateral value on C	6,146	44	1	6,191
Total Hong Kong at 31 Dec 2022	101,390	1,028	238	102,656	—	—	0.1	—
Supplementary information

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	105,536	17,852	18,343	123,879	(1,451)	(246)	(231)	(1,682)
–of which: HSBC UK Bank plc (ring-fenced bank)	80,248	17,060	9,372	89,620	(1,212)	(212)	(66)	(1,278)
–of which: HSBC Bank plc (non-ring-fenced bank)	24,791	792	8,971	33,762	(240)	(34)	(165)	(405)
– of which: Other trading entities	497	—	—	497	1	—	—	1
France	27,017	4,796	5,701	32,718	(636)	(53)	(18)	(654)
Germany	6,667	240	632	7,299	(74)	—	—	(74)
Switzerland	1,168	423	378	1,546	(12)	(1)	—	(12)
Hong Kong	125,340	48,594	19,319	144,659	(3,099)	(2,147)	(57)	(3,156)
Australia	12,685	4,443	1,564	14,249	(49)	(1)	—	(49)
India	10,856	2,083	5,315	16,171	(47)	(7)	(4)	(51)
Indonesia	3,100	162	411	3,511	(136)	(58)	—	(136)
Mainland China	28,655	6,709	7,775	36,430	(313)	(212)	(11)	(324)
Malaysia	5,797	1,137	258	6,055	(69)	(15)	—	(69)
Singapore	15,845	3,458	948	16,793	(321)	(40)	(1)	(322)
Taiwan	4,512	30	81	4,593	—	—	—	—
Egypt	899	45	86	985	(128)	(10)	(1)	(129)
UAE	13,740	1,979	823	14,563	(543)	(296)	—	(543)
US	26,993	5,143	9,155	36,148	(239)	(101)	(58)	(297)
Mexico	11,326	865	1,349	12,675	(320)	(19)	(5)	(325)
Other	27,519	3,496	2,294	29,813	(366)	(80)	(18)	(384)
At 31 Dec 2023	427,655	101,455	74,432	502,087	(7,803)	(3,286)	(404)	(8,207)
Risk review

234	HSBC Holdings plc

Wholesale lending – loans and advances to customers at amortised cost by country/territory (continued)
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	104,775	18,747	12,662	117,437	(1,522)	(420)	(131)	(1,653)
–of which: HSBC UK Bank plc (ring-fenced bank)	78,249	17,121	2,980	81,229	(1,247)	(279)	(6)	(1,253)
–of which: HSBC Bank plc (non-ring-fenced bank)	26,526	1,625	9,682	36,208	(275)	(141)	(125)	(400)
France	27,571	4,607	4,152	31,723	(621)	(49)	(4)	(625)
Germany	6,603	252	713	7,316	(154)	—	(3)	(157)
Switzerland	988	635	298	1,286	(8)	—	—	(8)
Hong Kong	144,256	58,531	20,798	165,054	(2,997)	(1,980)	(35)	(3,032)
Australia	11,641	3,339	1,157	12,798	(97)	(1)	—	(97)
India	9,052	1,901	4,267	13,319	(80)	(26)	(10)	(90)
Indonesia	3,214	206	226	3,440	(187)	(5)	—	(187)
Mainland China	31,790	7,499	8,908	40,698	(327)	(174)	(30)	(357)
Malaysia	5,986	1,351	180	6,166	(133)	(38)	—	(133)
Singapore	15,905	4,031	1,192	17,097	(387)	(44)	(1)	(388)
Taiwan	4,701	36	65	4,766	(1)	—	—	(1)
Egypt	1,262	111	101	1,363	(117)	(6)	(1)	(118)
UAE	13,503	2,091	149	13,652	(674)	(342)	—	(674)
US	28,249	6,491	8,640	36,889	(214)	(95)	(26)	(240)
Mexico	9,784	1,081	717	10,501	(334)	(34)	(1)	(335)
Other	33,922	3,676	2,699	36,621	(467)	(79)	(15)	(482)
At 31 Dec 2022	453,202	114,585	66,924	520,126	(8,320)	(3,293)	(257)	(8,577)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. Commercial real estate on page 219 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	168,469	19,503	8,056	187,972	(209)	(697)	(339)	(906)
–of which: HSBC UK Bank plc (ring-fenced bank)	164,878	17,884	7,975	182,762	(205)	(692)	(336)	(897)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,226	141	81	3,367	(3)	(5)	(2)	(8)
–of which: Other trading entities	365	1,478	—	1,843	(1)	—	(1)	(1)
France[1]	436	7,476	1	7,912	(13)	(8)	—	(21)
Germany	—	165	—	165	—	—	—	—
Switzerland	1,770	5,466	—	7,236	(1)	(20)	—	(21)
Hong Kong	107,182	31,248	9,663	138,430	(2)	(417)	(286)	(419)
Australia	23,001	446	396	23,447	(5)	(19)	(18)	(24)
India	1,537	680	185	2,217	(4)	(16)	(12)	(20)
Indonesia	58	288	137	346	(2)	(11)	(7)	(13)
Mainland China	7,503	754	287	8,257	(3)	(49)	(39)	(52)
Malaysia	2,313	2,115	882	4,428	(23)	(87)	(36)	(110)
Singapore	8,151	5,589	521	13,740	—	(38)	(17)	(38)
Taiwan	5,607	1,370	309	6,977	—	(17)	(4)	(17)
Egypt	—	341	89	341	—	(1)	(1)	(1)
UAE	1,957	1,325	440	3,282	(10)	(62)	(24)	(72)
US	18,340	673	199	19,013	(15)	(19)	(14)	(34)
Mexico	8,778	6,215	2,465	14,993	(176)	(757)	(297)	(933)
Other	5,807	2,959	1,050	8,766	(108)	(78)	(42)	(186)
At 31 Dec 2023	360,909	86,613	24,680	447,522	(571)	(2,296)	(1,136)	(2,867)

HSBC Holdings plc	235

Personal lending – loans and advances to customers at amortised costs by country/territory (continued)
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	154,519	16,793	6,622	171,312	(227)	(838)	(449)	(1,065)
– of which: HSBC UK Bank plc (ring-fenced bank)	151,188	15,808	6,556	166,996	(222)	(828)	(447)	(1,050)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,331	985	66	4,316	(5)	(10)	(2)	(15)
France[1]	30	76	9	106	(14)	(8)	—	(22)
Germany	—	234	—	234	—	—	—	—
Switzerland	1,378	5,096	—	6,474	—	(20)	—	(20)
Hong Kong	101,478	31,409	8,644	132,887	(1)	(352)	(258)	(353)
Australia	21,372	456	396	21,828	(11)	(18)	(18)	(29)
India	1,078	590	162	1,668	(4)	(18)	(13)	(22)
Indonesia	70	278	141	348	(1)	(17)	(12)	(18)
Mainland China	9,305	921	378	10,226	(3)	(61)	(49)	(64)
Malaysia	2,292	2,437	843	4,729	(27)	(92)	(31)	(119)
Singapore	7,501	6,264	422	13,765	—	(35)	(14)	(35)
Taiwan	5,428	1,189	284	6,617	—	(18)	(5)	(18)
Egypt	—	310	83	310	—	(2)	(1)	(2)
UAE	2,104	1,339	426	3,443	(14)	(84)	(41)	(98)
US	16,847	704	213	17,551	(10)	(31)	(23)	(41)
Mexico	6,124	4,894	1,615	11,018	(145)	(593)	(196)	(738)
Other	7,295	5,071	1,150	12,366	(118)	(108)	(51)	(226)
At 31 Dec 2022	336,821	78,061	21,388	414,882	(575)	(2,295)	(1,161)	(2,870)
1Included in other personal lending at 31 December 2023 is $7,424m (31 December 2022: nil) guaranteed by Crédit Logement.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
– WPB	630,661	54,069	4,233	—	688,963	(621)	(1,551)	(977)	—	(3,149)
– CMB	464,893	66,688	12,698	49	544,328	(508)	(1,336)	(4,995)	(23)	(6,862)
– GBM	696,377	14,247	3,002	32	713,658	(119)	(199)	(1,161)	(7)	(1,486)
– Corporate Centre	75,805	37	6	—	75,848	(1)	(13)	—	—	(14)
Total gross carrying amount on-balance sheet at 31 Dec 2023	1,867,736	135,041	19,939	81	2,022,797	(1,249)	(3,099)	(7,133)	(30)	(11,511)
– WPB	253,333	3,811	333	—	257,477	(22)	—	(2)	—	(24)
– CMB	142,206	16,238	877	—	159,321	(100)	(101)	(102)	—	(303)
– GBM	250,007	10,752	314	4	261,077	(38)	(34)	(7)	—	(79)
– Corporate Centre	149	—	—	—	149	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2023	645,695	30,801	1,524	4	678,024	(160)	(135)	(111)	—	(406)

– WPB	124,747	406	—	—	125,153	(14)	(17)	—	—	(31)
– CMB	86,021	405	—	—	86,426	(9)	(18)	—	—	(27)
– GBM	88,229	173	1	—	88,403	(13)	(6)	(1)	—	(20)
– Corporate Centre	2,201	165	—	—	2,366	(1)	(18)	—	—	(19)
Debt instruments measured at FVOCI at 31 Dec 2023	301,198	1,149	1	—	302,348	(37)	(59)	(1)	—	(97)

– WPB	593,424	53,302	3,959	—	650,685	(602)	(1,586)	(980)	—	(3,168)
– CMB	440,638	82,087	13,072	112	535,909	(484)	(1,620)	(4,988)	(38)	(7,130)
– GBM	700,267	20,577	3,344	17	724,205	(116)	(463)	(1,116)	—	(1,695)
– Corporate Centre	83,491	188	8	—	83,687	(3)	(13)	—	—	(16)
Total gross carrying amount on-balance sheet at 31 Dec 2022	1,817,820	156,154	20,383	129	1,994,486	(1,205)	(3,682)	(7,084)	(38)	(12,009)
– WPB	239,357	4,388	770	—	244,515	(25)	(1)	—	—	(26)
– CMB	130,342	20,048	642	—	151,032	(83)	(136)	(81)	—	(300)
– GBM	229,507	12,059	209	—	241,775	(39)	(56)	(17)	—	(112)
– Corporate Centre	248	1	—	—	249	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2022	599,454	36,496	1,621	—	637,571	(147)	(193)	(98)	—	(438)
– WPB	112,591	1,066	—	1	113,658	(17)	(17)	—	—	(34)
– CMB	71,445	735	—	—	72,180	(9)	(14)	—	—	(23)
– GBM	75,228	434	—	1	75,663	(10)	(8)	—	—	(18)
– Corporate Centre	3,347	299	—	—	3,646	(31)	(19)	(1)	—	(51)
Debt instruments measured at FVOCI at 31 Dec 2022	262,611	2,534	—	2	265,147	(67)	(58)	(1)	—	(126)
Risk review

236	HSBC Holdings plc

Loans and advances to customers and banks – other supplementary information
	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	360,909	2,212	(571)	(269)	(10)	(53)	10
– second lien residential mortgages	396	21	(8)	(5)	(1)	(1)	2
– guaranteed loans in respect of residential property	8,593	90	(20)	(14)	2	(8)	2
– other personal lending which is secured	29,481	157	(42)	(24)	8	(2)	2
– credit cards	24,680	352	(1,136)	(203)	(577)	(571)	108
– other personal lending which is unsecured	21,251	659	(1,048)	(331)	(380)	(663)	99
– motor vehicle finance	2,212	14	(42)	(8)	(61)	(28)	3
Other personal lending	86,613	1,293	(2,296)	(585)	(1,009)	(1,273)	216
Personal lending	447,522	3,505	(2,867)	(854)	(1,019)	(1,326)	226
– agriculture, forestry and fishing	7,181	312	(130)	(64)	(21)	(9)	—
– mining and quarrying	7,223	325	(101)	(83)	27	(49)	—
– manufacturing	85,333	1,899	(1,143)	(860)	(355)	(273)	11
– electricity, gas, steam and air-conditioning supply	14,355	255	(119)	(88)	(26)	(10)	—
– water supply, sewerage, waste management and remediation	3,262	102	(63)	(51)	(44)	(2)	—
– real estate and construction	101,455	5,883	(3,286)	(2,561)	(1,358)	(1,191)	6
– wholesale and retail trade, repair of motor vehicles and motorcycles	79,121	2,362	(1,341)	(1,134)	(124)	(447)	12
– transportation and storage	21,456	445	(230)	(160)	(87)	(42)	—
– accommodation and food	15,874	1,058	(257)	(112)	(33)	(26)	—
– publishing, audiovisual and broadcasting	19,731	210	(173)	(50)	(106)	(73)	—
– professional, scientific and technical activities	26,753	740	(401)	(306)	(262)	(110)	1
– administrative and support services	22,203	597	(268)	(174)	39	(137)	—
– public administration and defence, compulsory social security	1,042	—	—	—	—	—	—
– education	1,460	46	(15)	(4)	(1)	(22)	—
– health and care	4,236	183	(56)	(26)	40	(7)	—
– arts, entertainment and recreation	1,961	99	(42)	(31)	15	(8)	—
– other services	8,355	318	(153)	(90)	22	(181)	12
– activities of households	694	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	101	—	—	—	—	—	—
– government	5,827	205	(12)	(10)	(15)	—	—
– asset-backed securities	32	—	(13)	—	—	—	—
Corporate and commercial	427,655	15,039	(7,803)	(5,804)	(2,289)	(2,587)	42
Non-bank financial institutions	74,432	810	(404)	(322)	(168)	(9)	—
Wholesale lending	502,087	15,849	(8,207)	(6,126)	(2,457)	(2,596)	42
Loans and advances to customers	949,609	19,354	(11,074)	(6,980)	(3,476)	(3,922)	268
Loans and advances to banks	112,917	2	(15)	(2)	53	—	—
At 31 Dec 2023	1,062,526	19,356	(11,089)	(6,982)	(3,423)	(3,922)	268

HSBC Holdings plc	237

Loans and advances to customers and banks – other supplementary information (continued)
	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	336,821	2,042	(575)	(270)	180	(48)	26
– second lien residential mortgages	379	6	(6)	(3)	9	(1)	4
– guaranteed loans in respect of residential property	1,367	125	(34)	(30)	(11)	(9)	2
– other personal lending which is secured	32,106	206	(55)	(30)	(16)	(5)	1
– credit cards	21,388	260	(1,161)	(160)	(638)	(471)	126
– other personal lending which is unsecured	20,880	687	(1,008)	(305)	(655)	(660)	119
– motor vehicle finance	1,941	13	(31)	(7)	39	(18)	5
Other personal lending	78,061	1,297	(2,295)	(535)	(1,272)	(1,164)	257
Personal lending	414,882	3,339	(2,870)	(805)	(1,092)	(1,212)	283
– agriculture, forestry and fishing	6,571	261	(122)	(68)	(32)	(42)	—
– mining and quarrying	8,120	233	(172)	(146)	(24)	(46)	—
– manufacturing	87,460	2,065	(1,153)	(896)	(191)	(171)	3
– electricity, gas, steam and air-conditioning supply	16,478	277	(108)	(67)	(75)	(16)	—
– water supply, sewerage, waste management and remediation	2,993	26	(21)	(13)	3	(1)	—
– real estate and construction	114,585	5,651	(3,293)	(2,232)	(1,630)	(310)	8
– wholesale and retail trade, repair of motor vehicles and motorcycles	82,429	2,810	(1,666)	(1,344)	(344)	(667)	8
– transportation and storage	24,686	556	(248)	(153)	(13)	(82)	1
– accommodation and food	17,174	789	(244)	(82)	103	(29)	—
– publishing, audiovisual and broadcasting	18,388	277	(117)	(59)	9	(47)	1
– professional, scientific and technical activities	17,935	542	(272)	(200)	(81)	(31)	1
– administrative and support services	25,077	980	(408)	(293)	(27)	(27)	1
– public administration and defence, compulsory social security	1,180	—	(1)	—	5	—	—
– education	1,593	87	(31)	(22)	1	(3)	—
– health and care	3,902	266	(90)	(67)	(30)	(7)	1
– arts, entertainment and recreation	1,862	146	(77)	(57)	1	(17)	—
– other services	12,471	589	(274)	(219)	120	(92)	7
– activities of households	744	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	47	—	—	—	1	—	1
– government	9,475	270	(10)	(7)	(5)	—	—
– asset-backed securities	32	—	(13)	—	(4)	—	—
Corporate and commercial	453,202	15,825	(8,320)	(5,925)	(2,213)	(1,588)	32
Non-bank financial institutions	66,924	469	(257)	(137)	(165)	(1)	1
Wholesale lending	520,126	16,294	(8,577)	(6,062)	(2,378)	(1,589)	33
Loans and advances to customers	935,008	19,633	(11,447)	(6,867)	(3,470)	(2,801)	316
Loans and advances to banks	104,544	82	(69)	(22)	(53)	—	—
At 31 Dec 2022	1,039,552	19,715	(11,516)	(6,889)	(3,523)	(2,801)	316
HSBC Holdings
(Audited)
Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and
Liability Management Committee. The major risks faced by HSBC
Holdings are credit risk, liquidity risk and market risk (in the form of interest rate risk and foreign exchange risk).
Credit risk in HSBC Holdings primarily arises from transactions with
Group subsidiaries.
In HSBC Holdings, the maximum exposure to credit risk arises from two components:
–financial assets on the balance sheet, where maximum exposure equals the carrying amount (see page 365); and
–financial guarantees and other guarantees, where the maximum exposure is the maximum that we would have to pay if the
guarantees were called upon (see Note 34).
In the case of our derivative asset balances (see page 365), there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. These offsets also include collateral received in cash and other financial assets.
The total offset relating to our derivative asset balances was $3.0bn at
31 December 2023 (2022: $3.1bn).
The credit quality of loans and advances and financial investments, both of which consist of intra-Group lending and US Treasury bills and bonds, is assessed as ‘strong’, with 100% of the exposure being neither past due nor impaired (2022: 100%). For further details of credit quality classification, see page 184.
Risk review

238	HSBC Holdings plc

Treasury risk
Contents

239	Overview
239	Treasury risk management
241	Other Group risks
242	Capital risk in 2023
246	Liquidity and funding risk in 2023
249	Structural foreign exchange risk in 2023
250	Interest rate risk in the banking book in 2023
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension and insurance risk.
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
For further details, refer to our Pillar 3 Disclosures at 31 December
2023.
Treasury risk management
Key developments in 2023
–Following high-profile banking failures in the first quarter of 2023, we reviewed our liquidity monitoring and metric assumptions as part of our internal liquidity adequacy assessment process cycle to ensure they continued to cover observed and emerging risks.
–In 2023, we reverted to a policy of paying quarterly dividends, with the Board approving three interim dividends of $0.10 per share.
We announced $7bn of share buy-backs during 2023.
–Effective July 2023, the Bank of England’s Financial Policy
Committee doubled the UK countercyclical capital buffer rate from
1% to 2%, in line with the usual 12‑month implementation lag.
This change increased our CET1 requirement by 0.2 percentage points.
–We further stabilised our net interest income against a backdrop of fluctuating interest rate expectations as the trajectory of inflation for major economies was reassessed.
–Following the acquisition of SVB UK in the first quarter of 2023, we launched HSBC Innovation Banking in June, which combined
the expertise of SVB UK with the reach of our international
network. We are in the process of integrating HSBC Innovation
Banking into the Group. The acquisition was funded from existing resources, and the impacts on our Group LCR and CET1 ratio were minimal.
–In the fourth quarter of 2023, we reclassified our retail banking operations in France as held for sale, recognising a $2.0bn loss. In the first quarter, we had recognised a $2.1bn partial reversal of impairment for this business. The net result for the year was a favourable $0.1bn impact. On 1 January 2024, we completed the sale of this business with no material incremental impact on CET1.
–Having entered into an agreement to sell our banking business in
Canada in 2022, the transaction is expected to complete at the end of the first quarter of 2024. The associated gain on sale is expected to add approximately 1.2 percentage points to the CET1 ratio as it stood at 31 December 2023.
For quantitative disclosures on capital ratios, own funds and risk-
weighted assets (‘RWAs’), see pages 242 to 243. For quantitative disclosures on liquidity and funding metrics, see pages 246 to 247.
For quantitative disclosures on interest rate risk in the banking book, see pages 250 to 252.
Governance and structure
The Global Head of Traded and Treasury Risk Management and Risk
Analytics is the accountable risk steward for all treasury risks. The
Group Treasurer is the risk owner for all treasury risks, with the exception of pension risk and insurance risk. The Group Treasurer co-
owns pension risk with the Group Head of Performance, Reward and
Employee Relations. Insurance risk is owned by the Chief Executive
Officer for Global Insurance.
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
Pension risk is overseen by a network of local and regional pension risk management meetings. The Global Pensions Risk Management
Meeting provides oversight of all pension plans sponsored by HSBC globally, and is chaired by the accountable risk steward. Insurance risk is overseen by the Global Insurance Risk Management Meeting, chaired by the Chief Risk and Compliance Officer for Global
Insurance.
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
requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.

HSBC Holdings plc	239
HSBC Holdings is the provider of MREL to its subsidiaries, including equity and non-equity capital. These investments are funded by HSBC
Holdings’ own equity capital and MREL-eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with our existing structure and business model, HSBC has three resolution groups – the European resolution group, the Asian resolution group and the US resolution group. There are some smaller entities that fall outside these resolution groups.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
As a matter of long-standing policy, the holding company group retains a substantial holdings capital buffer comprising cash and other high-quality liquid assets, which at 31 December 2023 was in excess of $27bn, within risk appetite.
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
Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
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
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory developments and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).
Regulatory developments
Future changes to our ratios will occur with the implementation of
Basel 3.1. The Prudential Regulation Authority (‘PRA‘) has published its consultation paper on the UK’s implementation, with a proposed implementation date of 1 July 2025. The PRA has also published a set of near-final rules in relation to some Basel 3.1 elements. We are currently assessing the impact of implementation.
The RWA output floor under Basel 3.1 is proposed to be subject to a four-and-a-half year transitional provision. Any impact from the output floor is expected be towards the end of the transition period.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a
comprehensive programme to strengthen our global processes,
improve consistency and enhance controls across regulatory reports.
The ongoing programme of work focuses on our material regulatory reports and is being phased over a number of years. This programme includes data enhancement, transformation of the reporting systems and an uplift to the control environment over the report production process.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery and resolution planning
The Group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance measures through tangible equity allocation, and recovery and resolution planning, as well as to re-
evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the Bank of England (‘BoE’), the US Federal Reserve
Board, the European Banking Authority, the European Central Bank
and the Hong Kong Monetary Authority. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and
ILAAP. The outcomes of stress testing exercises carried out by the
PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
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
The Group also has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. The Group and the
BoE publicly disclosed the status of HSBC’s progress against the
BoE’s Resolvability Assessment Framework in June 2022, following the submission of HSBC’s inaugural resolvability self-assessment in
October 2021. HSBC has continued to enhance its resolvability capabilities since this time and submitted its second self-assessment in October 2023. A subsequent update was provided to the BoE in
January 2024. Further public disclosure by the Group and the BoE as
Risk review

240	HSBC Holdings plc
to HSBC’s progress against the Resolvability Assessment Framework will be made in June 2024.
Overall, HSBC’s recovery and resolution planning helps safeguard the
Group’s financial and operational stability. The Group is committed to further developing its recovery and resolution capabilities, including in relation to the Resolvability Assessment Framework.
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
–net interest income sensitivity;
–banking net interest income sensitivity; and
–economic value of equity sensitivity.
Net interest income and banking net interest income
sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity and Group level, where a range of interest rate scenarios are monitored on a one-year basis.
NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure, except for certain mortgage products where balances are impacted by interest rate sensitive prepayments. These sensitivity calculations do not incorporate actions that would be taken by Global
Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.
The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-specific interest rate floors are recognised where applicable.
During 2023, we introduced an additional metric to measure and manage the sensitivity of our NII to interest rate shocks. In addition to
NII sensitivity, we now also monitor banking NII sensitivity. HSBC has a significant quantity of trading book assets that are funded by banking book liabilities, and the NII sensitivity measure does not include the sensitivity of the internal transfer income from this funding. Banking NII sensitivity includes an adjustment on top of NII sensitivity to reflect this. Going forwards, this will be our primary metric for monitoring and management of interest rate risk in the banking book.
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
31 December 2023.
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
page 249.
Transactional foreign exchange exposures
Transactional foreign exchange risk arises primarily from day-to-day transactions in the banking book generating profit and loss or fair value through other comprehensive income (‘FVOCI’) reserves in a currency other than the reporting currency of the operating entity.
Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services and managed within limits, with the exception of limited residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through
OCI reserves is managed by Global Treasury within approved
appetite.
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
flows and distributable reserves that could be caused by movements in market parameters. Market risk for HSBC Holdings is monitored by
Holdings ALCO in accordance with its risk appetite statement.

HSBC Holdings plc	241
HSBC Holdings uses interest rate swaps and cross-currency interest rate swaps to manage the interest rate risk and foreign currency risk arising from its long-term debt issues. It also uses forward foreign exchange contracts to manage its structural foreign exchange exposures.
For quantitative disclosures on interest rate risk in the banking book, see pages 250 to 252.
Pension risk management processes
Our global pensions strategy is to move from defined benefit to defined contribution plans, where local law allows and it is considered competitive to do so. Our most material defined benefit plans have been closed to new entrants for many years, and the majority
(including the largest plan in the UK) are also closed to future accrual.
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
–investments delivering a return below the level required to provide the projected plan benefits;
–the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);
–a change in either interest rates or inflation expectations, causing an increase in the value of plan liabilities; and
–plan members living longer than expected (known as longevity risk).
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
In addition, some of the Group’s pension plans hold longevity swap contracts. These arrangements provide long-term protection to the relevant plans against costs resulting from pensioners or their dependants living longer than initially expected. The most sizeable plan to do this is the HSBC Bank (UK) Pension Scheme, which holds longevity swaps covering approximately 50% of the plan’s pensioner liabilities.
Capital risk in 2023
Capital overview

Capital adequacy metrics
	At
	31 Dec	31 Dec
	2023	2022
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	683.9	679.1
Counterparty credit risk	35.5	37.1
Market risk	37.5	37.6
Operational risk	97.2	85.9
Total RWAs	854.1	839.7
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	126.5	119.3
Tier 1 capital	144.2	139.1
Total capital	171.2	162.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.8	14.2
Tier 1 ratio	16.9	16.6
Total capital ratio	20.0	19.3
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	126.5	119.3
Tier 1 capital	144.2	139.1
Total capital	167.1	157.2
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.8	14.2
Tier 1 ratio	16.9	16.6
Total capital ratio	19.6	18.7
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	647.5	647.0
Total net cash outflow ($bn)	477.1	490.8
LCR (%)	136	132
Net stable funding ratio (‘NSFR’)
Total available stable funding ($bn)	1,601.9	1,552.0
Total required stable funding ($bn)	1,202.4	1,138.4
NSFR (%)	133	136
Risk review

242	HSBC Holdings plc
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
PRA Rulebook (‘CRR II’). The table presents them under the
transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
The liquidity coverage ratio is based on the average month-end value over the preceding 12 months. The net stable funding ratio is the average of the preceding four quarters.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

Own funds disclosure
(Audited)		At
		31 Dec	31 Dec
		2023	2022
Ref*		$m	$m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts	22,964	23,406
	– ordinary shares	22,964	23,406
2,3	Retained earnings, accumulated other comprehensive income (and other reserves)[1]	128,419	121,609
5	Minority interests (amount allowed in consolidated CET1)	3,917	4,444
5a	Independently reviewed net profits net of any foreseeable charge or dividend	10,568	8,633
6	Common equity tier 1 capital before regulatory adjustments[1]	165,868	158,092
28	Total regulatory adjustments to common equity tier[1]	(39,367)	(38,801)
29	Common equity tier 1 capital	126,501	119,291
36	Additional tier 1 capital before regulatory adjustments	17,732	19,836
43	Total regulatory adjustments to additional tier 1 capital	(70)	(60)
44	Additional tier 1 capital	17,662	19,776
45	Tier 1 capital	144,163	139,067
51	Tier 2 capital before regulatory adjustments	28,148	24,779
57	Total regulatory adjustments to tier 2 capital	(1,107)	(1,423)
58	Tier 2 capital	27,041	23,356
59	Total capital	171,204	162,423
*The references identify lines prescribed in the PRA template, which are applicable and where there is a value.
1On adoption of IFRS 17 ‘Insurance Contracts’, comparative data previously published under IFRS 4 ‘Insurance Contracts’ have been restated for 2022, with no impact on CET1 and total capital.
At 31 December 2023, our CET1 capital ratio increased to 14.8% from
14.2% at 31 December 2022, reflecting an increase in CET1 capital of
$7.2bn, partly offset by an increase in RWAs of $14.4bn. The key drivers of the overall rise in our CET1 ratio during the year were:
–a 1.0 percentage point increase from capital generation, mainly through profits less dividends and share buy-backs;
–a 0.3 percentage point reduction due to an increase in regulatory deductions, primarily for expected excess loss and intangible assets; and
–a 0.1 percentage point decrease from the adverse impact of
foreign exchange fluctuations and the increase in the underlying
RWAs.
The impairment of BoCom had an insignificant impact on our capital and CET1 ratio. This is because the impairment charge had a partially offsetting reduction in threshold deductions from regulatory capital.
For regulatory capital purposes, our share of BoCom’s profits is not capital accretive, although the dividends we receive from BoCom are capital accretive.
Our Pillar 2A requirement at 31 December 2023, as per the PRA’s
Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 2023, we complied with the PRA’s
regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB[1]	GBM[1]	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	155.3	319.1	131.5	78.0	683.9
Counterparty credit risk	1.9	1.5	32.0	0.1	35.5
Market risk	1.3	1.0	22.2	13.0	37.5
Operational risk	34.4	32.9	32.8	(2.9)	97.2
At 31 Dec 2023	192.9	354.5	218.5	88.2	854.1
At 31 Dec 2022	182.9	342.4	225.9	88.5	839.7
1  In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

HSBC Holdings plc	243

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	110.7	73.4	314.0	17.1	59.3	27.1	25.9	48.0	8.4	683.9
Counterparty credit risk	0.3	17.8	8.7	0.7	3.1	0.5	0.7	3.7	—	35.5
Market risk[2]	0.2	22.7	27.4	2.8	2.6	0.8	0.7	1.6	9.3	37.5
Operational risk	18.0	17.6	46.6	3.7	7.2	3.5	5.3	6.3	(11.0)	97.2
At 31 Dec 2023	129.2	131.5	396.7	24.3	72.2	31.9	32.6	59.6	6.7	854.1
At 31 Dec 2022	110.9	127.0	407.0	22.5	72.5	31.9	26.7	60.3	8.1	839.7
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB[1]	GBM[1]	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2023	181.2	341.3	202.3	77.3	37.6	839.7
Asset size[2]	15.6	3.2	3.2	2.6	1.6	26.2
Asset quality	2.8	1.5	(0.6)	(1.2)	—	2.5
Model updates	(1.3)	(0.1)	(0.3)	—	(0.9)	(2.6)
Methodology and policy	(6.2)	(1.8)	(7.5)	(3.5)	(0.9)	(19.9)
Acquisitions and disposals	(1.3)	8.0	(0.7)	0.1	0.1	6.2
Foreign exchange movements[3]	0.8	1.4	(0.1)	(0.1)	—	2.0
Total RWA movement	10.4	12.2	(6.0)	(2.1)	(0.1)	14.4
RWAs at 31 Dec 2023	191.6	353.5	196.3	75.2	37.5	854.1
1  In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2  The movements in asset size include the increase in operational risk RWAs, which was driven by revenue.
3   Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2023	110.8	106.5	378.4	20.8	69.5	31.1	26.2	58.0	0.8	37.6	839.7
Asset size[2]	5.1	0.2	5.8	1.8	0.4	(0.2)	2.9	12.1	(3.5)	1.6	26.2
Asset quality	2.3	(0.9)	(1.9)	(1.0)	0.8	0.3	(0.5)	3.3	0.1	—	2.5
Model updates	(1.0)	(0.3)	(0.4)	0.1	—	—	—	(0.1)	—	(0.9)	(2.6)
Methodology and policy	(4.0)	0.8	(11.2)	(0.3)	(1.1)	(0.7)	0.2	(2.5)	(0.2)	(0.9)	(19.9)
Acquisitions and disposals	9.5	(0.2)	(0.1)	—	—	—	—	(3.2)	0.1	0.1	6.2
Foreign exchange movements[3]	6.3	2.7	(1.3)	0.1	—	0.6	3.1	(9.6)	0.1	—	2.0
Total RWA movement	18.2	2.3	(9.1)	0.7	0.1	—	5.7	—	(3.4)	(0.1)	14.4
RWAs at 31 Dec 2023	129.0	108.8	369.3	21.5	69.6	31.1	31.9	58.0	(2.6)	37.5	854.1
1  Balances are on a third-party Group consolidated basis.
2  The movements in asset size include the increase in operational risk RWAs, which was driven by revenue.
3  Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.
Risk review

244	HSBC Holdings plc
Risk-weighted assets (‘RWAs’) rose by $14.4bn during the year, driven by an increase of $34.4bn from increased lending, higher operational risk RWAs, business acquisitions and foreign exchange movements. These were partly offset by a reduction of $19.9bn due to methodology and policy changes.
Asset size
Asset size RWAs increased by $26.2bn, including a $10.4bn rise in operational risk RWAs driven by growth in NII.
WPB RWAs increased by $15.6bn, notably due to an expansion of retail lending in Asia, the UK and Mexico, additional sovereign exposures in Asia and other trading entities, including a $2.9bn rise in operational risk RWAs.
CMB RWAs increased by $3.2bn, reflecting an increase in operational risk RWAs of $5.2bn and additional sovereign exposures across various entities. This was partly offset by a net decrease in corporate lending in Asia, the US and Europe.
GBM RWAs increased by $3.2bn, mainly from the $4.0bn rise in operational risk RWAs and additional sovereign exposures across various entities. This was partly offset by a fall in lending in Asia and
Europe.
Corporate Centre RWAs rose by $2.6bn, primarily due to an increase in corporate exposures in Saudi Awwal Bank (‘SAB’).
Asset quality
Asset quality contributed to an RWA increase of $2.5bn due to credit risk rating migrations and portfolio mix changes, notably in Asia, the
US and Europe.
Model updates
Model updates decreased RWAs by $2.6bn, mainly due to a change in our risk approach to multilateral development banks’ exposures, following approval for change from the PRA, the implementation of the exposure at default mortgage model in the UK, and changes to the incremental risk charge model.
Methodology and policy
The decrease of RWAs from methodology and policy of $19.9bn was mainly driven by a decline of $7.7bn from regulatory changes related to the risk-weighting of residential mortgages in Hong Kong, and credit risk parameter refinements mainly in Asia and Europe.
Acquisitions and disposals
The increase in RWAs from acquisitions and disposals of $6.2bn was primarily due to a rise of $9.6bn from the acquisition of SVB UK. This was partly offset by a decline of $3.2bn from the disposal of our business in Oman.
Foreign currency movements increased total RWAs by $2.0bn.
Leverage ratio1

	At
	31 Dec	31 Dec
	2023	2022
	$bn	$bn
Tier 1 capital (leverage)	144.2	139.1
Total leverage ratio exposure	2,574.8	2,417.2
	%	%
Leverage ratio	5.6	5.8
1Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.
Our leverage ratio was 5.6% at 31 December 2023, down from 5.8%
at 31 December 2022. The increase in the leverage exposure was primarily due to growth in the balance sheet, which led to a fall of
0.4 percentage points in the leverage ratio. This was partly offset by a rise of 0.2 percentage points due to an increase in tier 1 capital.
At 31 December 2023, our UK minimum leverage ratio requirement of
3.25% was supplemented by a leverage ratio buffer of 0.9%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital values of $18.0bn and $5.1bn respectively.
Regulatory and other developments
In September 2023, the PRA announced changes to the UK
implementation of Basel 3.1 with a new proposed implementation date of 1 July 2025. For further details related to the November 2022 consultation, see page 6 of our Pillar 3 Disclosures at 31 December
2022. We are currently assessing the impact of the consultation paper and the associated implementation challenges (including data provision) on our RWAs upon initial implementation. The RWA output floor under Basel 3.1 is now proposed to be subject to a four-and-a-
half year transitional provision. Any impact from the output floor is expected to be towards the end of the transition period.
Regulatory transitional arrangements for
IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements of the
Capital Requirements Regulation for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures.
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management.
For further details, see our Pillar 3 Disclosures at 31 December 2023, which is expected to be published on or around 21 February 2024 at
www.hsbc.com/investors.

HSBC Holdings plc	245
Liquidity and funding risk in 2023
Liquidity metrics
At 31 December 2023, all of the Group’s material operating entities were above the required regulatory minimum liquidity and funding levels.
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
The Group liquidity and funding position on an average basis is analysed in the following sections.

Operating entities’ liquidity[1]
	At 31 December 2023
	LCR	HQLA	Net outflows	NSFR
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[2]	201	118	59	158
HSBC Bank plc (non-ring-fenced bank)[3]	148	132	89	116
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4]	192	147	77	127
HSBC Singapore[5]	292	26	9	174
Hang Seng Bank	254	52	21	163
HSBC Bank China	170	24	14	139
HSBC Bank USA	172	82	48	131
HSBC Continental Europe [6,7]	158	83	52	137
HSBC Bank Middle East Ltd – UAE branch	281	13	5	163
HSBC Canada	164	21	13	129
HSBC Mexico	149	8	5	124

	At 31 December 2022
HSBC UK Bank plc (ring-fenced bank)[2]	226	136	60	164
HSBC Bank plc (non-ring-fenced bank)[3]	143	128	90	115
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4]	179	147	82	130
HSBC Singapore[5]	247	21	9	173
Hang Seng Bank	228	50	22	156
HSBC Bank China	183	23	13	132
HSBC Bank USA	164	85	52	131
HSBC Continental Europe[6]	151	55	37	132
HSBC Bank Middle East Ltd – UAE branch	239	12	5	158
HSBC Canada	149	22	15	122
HSBC Mexico	155	8	5	129
1The LCR and NSFR ratios presented in the above table are based on average values. The LCR is the average of the preceding 12 months. The NSFR is the average of the preceding four quarters.
2HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises five legal entities: HSBC UK Bank plc, Marks and Spencer Financial
Services plc, HSBC Private Bank (UK) Ltd, HSBC Innovation Bank Limited and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
3HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
4The Hongkong and Shanghai Banking Corporation – Hong Kong branch represents the material activities of The Hongkong and Shanghai Banking
Corporation Limited. It is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
5HSBC Singapore includes HSBC Bank Singapore Limited and The Hongkong and Shanghai Banking Corporation – Singapore branch. Liquidity and funding risk is monitored and controlled at country level in line with the local regulator’s approval.
6In response to the requirement for an intermediate parent undertaking in line with the EU Capital Requirements Directive (’CRD V’), HSBC Continental
Europe acquired control of HSBC Germany and HSBC Bank Malta on 30 November 2022. The averages for LCR and NSFR include the impact of the inclusion of the two entities from November 2022.
7HSBC Continental Europe NSFR includes the impact of the sale of our retail banking operations in France.
Consolidated liquidity metrics
Net stable funding ratio
We manage funding risk based on the PRA’s NSFR rules. The Group’s NSFR at 31 December 2023, calculated from the average of the four preceding quarters average, was 133%.

	At1
	31 Dec	30 Jun	31 Dec
	2023	2023	2022
	$bn	$bn	$bn
Total available stable funding ($bn)	1,602	1,575	1,552
Total required stable funding ($bn)	1,202	1,172	1,138
NSFR ratio (%)	133	134	136
1  Group NSFR numbers above are based on average values. The NSFR number is the average of the preceding four quarters.
Risk review

246	HSBC Holdings plc
Liquidity coverage ratio
At 31 December 2023, the average high-quality liquid assets (‘HQLA‘)
held at entity level amounted to $795bn (31 December 2022:
$812bn). The Group consolidation methodology includes a deduction to reflect the impact of limitations in the transferability of entity liquidity around the Group. That resulted in an adjustment of $147bn to LCR HQLA and $7bn to LCR inflows on an average basis.
Furthermore, this methodology was enhanced in 2023 to consider more accurately non-convertible currencies.

	At1
	31 Dec	30 Jun	31 Dec
	2023	2023	2022
	$bn	$bn	$bn
High-quality liquid assets (in entities)	795	796	812
EC Delegated Act adjustment for transfer restrictions[2]	(154)	(172)	(174)
Group LCR HQLA	648	631	647
Net outflows	477	478	491
Liquidity coverage ratio (%)	136	132	132
1  Group LCR numbers above are based on average values. The LCR is the average of the preceding 12 months.
2  This includes adjustments made to high-quality liquid assets and inflows in entities to reflect liquidity transfer restrictions.
Liquid assets
After the $147bn deduction, the average Group LCR HQLA of $648bn
(31 December 2022: $647bn) was held in a range of asset classes and currencies. Of these, 97% were eligible as level 1 (31 December
2022: 97%).
The following tables reflect the composition of the average liquidity pool by asset type and currency at 31 December 2023.

Liquidity pool by asset type[1]
	Liquidity pool	Cash	Level 1[2]	Level 2[2]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	310	310	—	—
Central and local government bonds	319	—	303	16
Regional government public sector entities	2	—	2	—
International organisation and multilateral developments banks	10	—	10	—
Covered bonds	6	—	2	4
Other	1	—	—	1
Total at 31 Dec 2023	648	310	317	21
Total at 31 Dec 2022	647	344	284	19
1Group liquid assets numbers are based on average values.
2As defined in EU regulations, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means
‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 31 Dec 2023	184	173	112	51	128	648
Liquidity pool at 31 Dec 2022	167	191	98	54	137	647
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
source or deployment of funds.

Funding sources
(Audited)
	2023	2022[1]
	$m	$m
Customer accounts	1,611,647	1,570,303
Deposits by banks	73,163	66,722
Repurchase agreements – non-trading	172,100	127,747
Debt securities in issue	93,917	78,149
Cash collateral, margin and settlement accounts	85,255	88,476
Liabilities of disposal groups held for sale[2]	108,406	114,597
Subordinated liabilities	24,954	22,290
Financial liabilities designated at fair value	141,426	127,321
Insurance contract liabilities	120,851	108,816
Trading liabilities	73,150	72,353
– repos	12,198	16,254
– stock lending	3,322	3,541
– other trading liabilities	57,630	52,558
Total equity	192,610	185,197
Other balance sheet liabilities	341,198	387,315
At 31 Dec	3,038,677	2,949,286

Funding uses
(Audited)
	2023	2022[1]
	$m	$m
Loans and advances to customers	938,535	923,561
Loans and advances to banks	112,902	104,475
Reverse repurchase agreements – non-trading	252,217	253,754
Cash collateral, margin and settlement accounts	89,911	82,984
Assets held for sale[2]	114,134	115,919
Trading assets	289,159	218,093
– reverse repos	16,575	14,798
– stock borrowing	14,609	10,706
– other trading assets	257,975	192,589
Financial investments	442,763	364,726
Cash and balances with central banks	285,868	327,002
Other balance sheet assets	513,188	558,772
At 31 Dec	3,038,677	2,949,286
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
2  ‘Liabilities of disposal groups held for sale’ includes $82bn and ‘Assets held for sale’ includes $88bn in respect of the planned sale of our banking business in Canada. ‘Liabilities of disposal groups held for sale’
includes $26bn and ‘Assets of disposal groups held for sale’ includes
$28bn in respect of the sale of our retail banking operations in France.
.

HSBC Holdings plc	247
Wholesale term debt maturity profile
The maturity profile of our wholesale term debt obligations is set out in the following table. The balances in the table are not directly comparable with those in the consolidated balance sheet because the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities[1]
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt securities issued	17,620	9,798	14,284	13,226	12,226	20,882	64,010	50,045	202,091
– unsecured CDs and CP	6,400	6,777	7,601	6,429	6,513	1,179	1,073	925	36,897
– unsecured senior MTNs	8,190	1,160	4,365	3,627	3,267	12,903	54,984	41,007	129,503
– unsecured senior structured notes	2,307	1,491	1,617	2,513	1,978	2,924	2,793	5,910	21,533
– secured covered bonds	—	—	—	—	—	—	1,275	—	1,275
– secured asset-backed commercial paper	426	—	—	—	—	—	—	—	426
– secured ABS	22	44	62	58	55	188	861	539	1,829
– others	275	326	639	599	413	3,688	3,024	1,664	10,628
Subordinated liabilities	—	2,013	—	—	—	3,358	4,282	27,234	36,887
– subordinated debt securities	—	2,000	—	—	—	3,358	4,282	25,441	35,081
– preferred securities	—	13	—	—	—	—	—	1,793	1,806
At 31 Dec 2023	17,620	11,811	14,284	13,226	12,226	24,240	68,292	77,279	238,978

Debt securities issued	11,959	11,266	12,532	8,225	8,212	26,669	52,435	52,952	184,250
– unsecured CDs and CP	3,821	6,017	7,088	4,137	3,123	1,264	707	1,004	27,161
– unsecured senior MTNs	5,973	2,351	3,534	1,363	3,238	19,229	44,023	44,021	123,732
– unsecured senior structured notes	1,264	1,421	1,247	1,850	1,627	4,463	2,609	5,990	20,471
– secured covered bonds	—	—	—	—	—	—	602	—	602
– secured asset-backed commercial paper	690	—	—	—	—	—	—	—	690
– secured ABS	15	28	40	38	36	123	656	220	1,156
– others	196	1,449	623	837	188	1,590	3,838	1,717	10,438
Subordinated liabilities	—	—	11	160	—	2,000	5,581	25,189	32,941
– subordinated debt securities	—	—	11	160	—	2,000	5,581	23,446	31,198
– preferred securities	—	—	—	—	—	—	—	1,743	1,743
At 31 Dec 2022	11,959	11,266	12,543	8,385	8,212	28,669	58,016	78,141	217,191
1Excludes financial liabilities of disposal groups.
Risk review

248	HSBC Holdings plc
Structural foreign exchange risk in 2023
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangements or associates, together with any associated hedges, the functional currencies of which are currencies other than the US dollar. Exchange differences on structural exposures are usually recognised in ‘other comprehensive income’.

Net structural foreign exchange exposures
	2023
Currency of structural exposure	Net investment in foreign operations (excl non- controlling interest)	Net investment hedges	Structural foreign exchange exposures (pre- economic hedges)	Economic hedges – structural FX hedges[1]	Economic hedges – equity securities (AT1)[2]	Net structural foreign exchange exposures
	$m	$m	$m	$m	$m	$m
Hong Kong dollars	39,014	(5,792)	33,222	(7,979)	—	25,243
Pounds sterling	46,661	(16,415)	30,246	—	(1,275)	28,971
Chinese renminbi	33,809	(3,299)	30,510	(1,066)	—	29,444
Euros	15,673	(515)	15,158	—	(1,384)	13,774
Canadian dollars	5,418	(1,076)	4,342	—	—	4,342
Indian rupees	6,286	(2,110)	4,176	—	—	4,176
Mexican pesos	4,883	—	4,883	—	—	4,883
Saudi riyals	4,312	—	4,312	—	—	4,312
UAE dirhams	4,995	(613)	4,382	(2,761)	—	1,621
Malaysian ringgit	2,754	—	2,754	—	—	2,754
Singapore dollars	2,345	(224)	2,121	—	—	2,121
Australian dollars	2,362	—	2,362	—	—	2,362
Taiwanese dollars	2,212	(1,127)	1,085	—	—	1,085
Indonesian rupiah	1,535	(512)	1,023	—	—	1,023
Swiss francs	1,191	(526)	665	—	—	665
Korean won	1,354	(864)	490	—	—	490
Thai baht	1,022	—	1,022	—	—	1,022
Egyptian pound	959	—	959	—	—	959
Qatari rial	834	(215)	619	(299)	—	320
Argentinian peso	794	—	794	—	—	794
Vietnamese dong	872	—	872	—	—	872
Others, each less than $700m	4,386	(487)	3,899	—	—	3,899
At 31 Dec	183,671	(33,775)	149,896	(12,105)	(2,659)	135,132

	2022[3]
Hong Kong dollars	39,191	(4,597)	34,594	(8,363)	—	26,231
Pounds sterling	39,298	(14,000)	25,298	—	(1,205)	24,093
Chinese renminbi	35,712	(3,532)	32,180	(994)	—	31,186
Euros	14,436	(777)	13,659	—	(2,402)	11,257
Canadian dollars	4,402	(811)	3,591	—	—	3,591
Indian rupees	4,967	(1,380)	3,587	—	—	3,587
Mexican pesos	3,932	—	3,932	—	—	3,932
Saudi riyals	4,182	(109)	4,073	—	—	4,073
UAE dirhams	4,534	(731)	3,803	(2,285)	—	1,518
Malaysian ringgit	2,715	—	2,715	—	—	2,715
Singapore dollars	2,517	(358)	2,159	—	(559)	1,600
Australian dollars	2,264	—	2,264	—	—	2,264
Taiwanese dollars	2,058	(1,140)	918	—	—	918
Indonesian rupiah	1,453	(469)	984	—	—	984
Swiss francs	1,233	(727)	506	—	—	506
Korean won	1,283	(817)	466	—	—	466
Thai baht	908	—	908	—	—	908
Egyptian pound	746	—	746	—	—	746
Qatari rial	785	(200)	585	(277)	—	308
Argentinian peso	1,010	—	1,010	—	—	1,010
Vietnamese dong	665	—	665	—	—	665
Others, each less than $700m	4,470	(495)	3,975	(36)	—	3,939
At 31 Dec	172,761	(30,143)	142,618	(11,955)	(4,166)	126,497
1Represents hedges that do not qualify as net investment hedges for accounting purposes.
2Represents foreign currency-denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS Accounting
Standards and do not qualify as net investment hedges for accounting purposes. The gain or loss arising from changes in the US dollar value of these instruments is recognised on redemption in retained earnings.
3  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
For a definition of structural foreign exchange exposures, see page 241.

HSBC Holdings plc	249
Interest rate risk in the banking book in 2023
Net interest income and banking net interest income sensitivity
We have introduced a new metric to analyse sensitivity of our income to interest rate shocks. In addition to NII sensitivity, we are also disclosing banking NII sensitivity. HSBC has trading book assets that are funded by banking book liabilities and the NII sensitivity measure does not include the sensitivity of the internal transfer income from this funding. Banking NII sensitivity includes an adjustment on top of
NII sensitivity to reflect this. The currency split of banking NII sensitivities includes the impact of vanilla foreign exchange swaps to optimise cash management across the Group.
In this disclosure we present the banking NII sensitivity alongside the
NII sensitivity. Over time we expect to phase out NII sensitivity once the appropriate prior period comparables are available for banking NII sensitivity.
The following tables set out the assessed impact to a hypothetical base case projection of our NII and banking NII under an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 January 2024 (effects in the first, second and third years). For example, Year 3 shows the impact of an immediate rate shock on the NII and banking NII projected for the third year.
The sensitivities shown represent a hypothetical simulation of the base case income, assuming a static balance sheet (specifically no assumed migration from current account to term deposits), and no management actions from Global Treasury. This also incorporates the effect of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions, prepayment of mortgages and deposit stability. The sensitivity calculations exclude pensions, insurance, and interests in associates.
The sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.
As market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics. To aid
comparability between markets, we have simplified the basis of preparation for our disclosure and have used a 50% pass-on
assumption for major entities on certain interest-bearing deposits.
Our pass-through asset assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
An immediate interest rate rise of 100bps would increase projected
NII for the 12 months to 31 December 2024 by $1.1bn and banking
NII by $2.8bn. An immediate interest rate fall of 100bps would decrease projected NII for the 12 months to 31 December 2024 by
$1.6bn and banking NII by $3.4bn.
The sensitivity of NII for 12 months as at 31 December 2023
decreased by $2.5bn in the plus 100bps parallel shock and by $2.4bn in the minus 100bps parallel shock, when compared with
31 December 2022. The key drivers of the reduction in NII sensitivity are the increase in stabilisation activities in line with our strategy, as well as deposit migration.
For further details of measurement of interest rate risk in the banking book, see page 241.

NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 December 2023)
+100bps parallel	(1,155)	148	325	503	1,232	1,053
-100bps parallel	1,004	(230)	(432)	(522)	(1,391)	(1,571)
Change in Jan 2023 to Dec 2023 (based on balance sheet at 31 December 2022)
+100bps parallel	(267)	413	1,026	674	1,689	3,535
-100bps parallel	236	(476)	(1,177)	(765)	(1,787)	(3,969)

NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in NII (based on balance sheet at 31 December 2023)
Year 2 (Jan 2025 to Dec 2025)	488	(431)	(768)	(552)	(1,733)	(2,996)
Year 3 (Jan 2026 to Dec 2026)	213	(499)	(1,269)	(624)	(1,861)	(4,040)
Change in NII (based on balance sheet at 31 December 2022)
Year 2 (Jan 2024 to Dec 2024)	(43)	(532)	(1,580)	(810)	(1,979)	(4,944)
Year 3 (Jan 2025 to Dec 2025)	(404)	(636)	(1,954)	(839)	(2,092)	(5,925)

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 December 2023)
+100bps parallel	343	411	496	285	1,297	2,832
-100bps parallel	(494)	(493)	(602)	(304)	(1,460)	(3,353)
Risk review

250	HSBC Holdings plc

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 31 December 2023)
Year 2 (Jan 2025 to Dec 2025)	(1,015)	(693)	(938)	(333)	(1,798)	(4,777)
Year 3 (Jan 2026 to Dec 2026)	(1,289)	(761)	(1,439)	(405)	(1,926)	(5,820)
Non-trading value at risk
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at fair value through other comprehensive income, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
Value at risk of non-trading portfolios
Value at risk (‘VaR’) is a technique for estimating potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The use of VaR is integrated into the market risk management of non-
trading portfolios to have a complete picture of risk, complementing risk sensitivity analysis.
Our models are predominantly based on historical simulation that incorporates the following features:
–historical market rates and prices, which are calculated with reference to interest rates, credit spreads and the associated volatilities;
–potential market movements that are calculated with reference to data from the past two years; and
–calculations to a 99% confidence level and using a one-day
holding period.
Although a valuable guide to risk, VaR is used for non-trading portfolios with awareness of its limitations. For example:
–The use of historical data as a proxy for estimating future market moves may not encompass all potential market events,
particularly those that are extreme in nature. As the model is calibrated on the last 500 business days, it does not adjust instantaneously to a change in the market regime.
–The use of a one-day holding period for risk management
purposes of non-trading books is only an indication of exposure and not indicative of the time period required to hedge or liquidate positions.
–The use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence.
The interest rate risk on the fixed-rate securities issued by HSBC
Holdings is not included in the Group non-trading VaR. The
management of this risk is described on page 253.
Non-trading VaR also excludes the equity risk on securities held at fair value and non-trading book foreign exchange risk.
The daily levels of total non-trading VaR in 2023 are set out in the graph below.

Daily VaR (non-trading portfolios), 99% 1 day ($m)
The Group non-trading VaR for 2023 is shown in the table below.

Non-trading VaR, 99% 1 day
(Audited)
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Balance at 31 Dec 2023	173.8	112.8	(104.2)	182.4
Average	156.2	84.2	(63.7)	176.6
Maximum	201.9	116.4		224.3
Minimum	108.8	55.2		127.0

HSBC Holdings plc	251

Non-trading VaR, 99% 1 day (continued)
(Audited)
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Balance at 31 Dec 2022	159.8	56.6	(45.3)	171.1
Average	134.6	56.9	(35.9)	155.6
Maximum	225.5	84.7		265.3
Minimum	98.3	43.4		106.3
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types – such as interest rate and credit spreads – together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
2The total VaR is non-additive across risk types due to diversification effects.
The VaR for non-trading activity increased by $11m from $171m at
31 December 2022 to $182m at 31 December 2023 due to relatively small changes in risk profile over the year. The average portfolio diversification effect between interest rate and credit spread exposure increased during the year, with the offset increasing to
$104m from $45m.
Sensitivity of capital and reserves
Global Treasury maintains a portfolio of high-quality liquid assets for contingent liquidity and NII stabilisation purposes, which is in part accounted for under a hold-to-collect-and-sell business model. This hold-to-collect-and-sell portfolio, together with any associated derivatives in designated hedge accounting relationships, is accounted for at fair value through other comprehensive income and has an impact on CET1. The portfolio represents the vast majority of our hold-to-collect-and-sell capital risk and is risk managed with a variety of tools, including risk sensitivities and value at risk measures.
The table below measures the sensitivity of the value of this portfolio to an instantaneous 100 basis point increase in interest rates, based on the risk sensitivity of a shift in value for a 1 basis point (‘bps‘)
parallel movement in interest rates.

Sensitivity of hold-to-collect-and-sell reserves to interest rate movements
$m
At 31 Dec 2023
+100 basis point parallel move in all yield curves	(2,264)
As a percentage of total shareholders’ equity	(1.22)%

At 31 Dec 2022
+100 basis point parallel move in all yield curves	(1,199)
As a percentage of total shareholders’ equity	(0.64)%
The increase in the sensitivity of the portfolio during 2023 was mainly driven by an increase in NII stabilisation in line with our strategy. The figures in the table above do not take into account the effects of interest rate convexity. The portfolio mostly comprises vanilla sovereign bonds in a variety of currencies, and the primary risk is interest rate duration risk, although the portfolio also generates asset swap, credit spread and asset spread risks that are managed within appetite as part of our risk management framework. A minus 100bps shock would lead to an approximately symmetrical gain.
Alongside our monitoring of the hold-to-collect-and-sell reserve sensitivity, we also monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a yearly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves.
The following table describes the sensitivity of our cash flow hedging reserves to the stipulated movements in yield curves at the
year end. The sensitivities are indicative and based on simplified scenarios. These particular exposures form only a part of our overall interest rate exposure. We apply flooring on negative rates in the minus 100bps scenario in this assessment. Due to increases in interest rates in most markets, the effect of this flooring is immaterial at the end of 2023.
Comparing 31 December 2023 with 31 December 2022, the
sensitivity of the cash flow hedging reserve increased by $1,537m in the plus 100bps scenario and increased by $1,562m in the minus
100bps scenario. The increase in the sensitivity of this reserve was mainly driven by an increase in our NII stabilisation. Our exposure to fixed rate pound sterling hedges continued to be the largest in size and in terms of year-on-year increase. Hong Kong dollar and euro hedges contributed to the majority of the rest of the increase in exposure, partly offset by a reduction in the size of US dollar hedges.

Sensitivity of cash flow hedging reported reserves to interest rate movements
$m
At 31 Dec 2023
+100 basis point parallel move in all yield curves	(3,436)
As a percentage of total shareholders’ equity	(1.85)%
-100 basis point parallel move in all yield curves	3,474
As a percentage of total shareholders’ equity	1.87%

At 31 Dec 2022
+100 basis point parallel move in all yield curves	(1,899)
As a percentage of total shareholders’ equity	(1.01)%
-100 basis point parallel move in all yield curves	1,912
As a percentage of total shareholders’ equity	1.02%
Risk review

252	HSBC Holdings plc
Third-party assets in Markets Treasury
Third-party assets in Markets Treasury increased by 5% compared with 31 December 2022. The net increase of $38bn is partly
reflective of higher commercial surpluses during the year, with the increase of $76bn in ‘Financial Investments’ and the decrease of
$39bn in ‘Cash and balances at central banks’ largely driven by NII stabilisation activity.

Third-party assets in Markets Treasury
	2023	2022
	$m	$m
Cash and balances at central banks	278,289	317,479
Trading assets	238	498
Loans and advances:
– to banks	78,667	67,612
– to customers	1,083	2,102
Reverse repurchase agreements	45,419	53,016
Financial investments	396,259	319,852
Other	34,651	36,192
At 31 Dec	834,606	796,751
Defined benefit pension plans
Market risk arises within our defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows.
For details of our defined benefit plans, including asset allocation, see Note 5 on the financial statements, and for pension risk management, see page 242.
Additional market risk measures applicable only to the parent company
HSBC Holdings monitors and manages foreign exchange risk and interest rate risk. In order to manage interest rate risk, HSBC
Holdings uses the projected sensitivity of its NII to future changes in yield curves.
Foreign exchange risk
HSBC Holdings’ foreign exchange exposures derive almost entirely from the execution of structural foreign exchange hedges on behalf of the Group. At 31 December 2023, HSBC Holdings had forward foreign exchange contracts of $33.8bn (2022: $30.1bn) to manage the Group’s structural foreign exchange exposures.
For further details of our structural foreign exchange exposures, see page 249.
Sensitivity of net interest income
HSBC Holdings monitors NII sensitivity in the first, second and third years, reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company.
These sensitivities assume that any issuance where HSBC Holdings has an option to redeem at a future call date is called at this date.
The tables below set out the effect on HSBC Holdings’ future NII of an immediate shock of +/-100bps to the current market-implied path of interest rates across all currencies on 1 January 2024.
The NII sensitivities shown are indicative and based on simplified scenarios. An immediate interest rate rise of 100bps would decrease projected NII for the 12 months to 31 December 2024 by $233m.
Conversely, an immediate fall of 100bps would increase projected NII for the 12 months to 31 December 2024 $233m.
Overall the NII sensitivity is mainly driven by floating liabilities funding equity (non-interest bearing) investments in subsidiaries.
During 2023, HSBC Holdings hedged $3.6bn of previously unhedged issuances, which increased the negative NII sensitivity to positive parallel shifts in interest rates. In year 1, that impact is offset by a shorter repricing profile of assets.
As of the Annual Report and Accounts 2023, HSBC Holdings is no
longer disclosing the interest rate repricing gap table, as the sensitivity of net interest income table captures HSBC Holdings‘
exposure to interest rate risk and is aligned to the way we disclose interest rate risk internally to key management.

NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 December 2023)
+100bps parallel	(258)	—	12	5	8	(233)
-100bps parallel	258	—	(12)	(5)	(8)	233
Change in Jan 2023 to Dec 2023 (based on balance sheet at 31 December 2022)
+100bps parallel	(265)	—	16	9	—	(240)
-100bps parallel	265	—	(16)	(9)	—	240

NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in NII (based on balance sheet at 31 December 2023)
Year 2 (Jan 2025 to Dec 2025)	219	—	(12)	1	(9)	199
Year 3 (Jan 2026 to Dec 2026)	218	—	(12)	—	(10)	196
Change in NII (based on balance sheet at 31 December 2022)					—
Year 2 (Jan 2024 to Dec 2024)	182	—	(12)	(8)	—	162
Year 3 (Jan 2025 to Dec 2025)	160	—	(10)	(7)	—	143
The figures represent hypothetical movements in NII based on our projected yield curve scenarios, HSBC Holdings’ current interest rate risk profile and assumed changes to that profile during the next three years. The sensitivities represent our assessment of the change to a hypothetical base case based on a static balance sheet assumption, and do not take into account the effect of actions that could be taken to mitigate this interest rate risk.

HSBC Holdings plc	253

Market risk
Contents

254	Overview
254	Market risk management
255	Market risk in 2023
255	Trading portfolios
256	Market risk balance sheet linkages
Overview
Market risk is the risk of an adverse financial impact on trading activities arising from changes in market parameters such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Market risk arises from both trading portfolios and non-trading portfolios.
For further details of market risk in non-trading portfolios, see page
251 of the Annual Report and Accounts 2023.
Market risk management
Key developments in 2023
There were no material changes to our policies and practices for the management of market risk in 2023.
Governance and structure
The following diagram summarises the main business areas where trading market risks reside and the market risk measures used to monitor and limit exposures.

Risk types	Trading risk
–Foreign exchange and commodities –Interest rates –Credit spreads –Equities
Global business	GBM
Risk measure	Value at risk | Sensitivity | Stress testing
The objective of our risk management policies and measurement techniques is to manage and control market risk exposures to optimise return on risk while maintaining a market profile consistent with our established risk appetite.
Market risk is managed and controlled through limits approved by the
Group Chief Risk and Compliance Officer for HSBC Holdings. These
limits are allocated across business lines and to the Group’s legal entities. Each major operating entity has an independent market risk management and control sub-function, which is responsible for measuring, monitoring and reporting market risk exposures against limits on a daily basis. Each operating entity is required to assess the market risks arising in its business and to transfer them either to its local Markets and Securities Services or Markets Treasury unit for management, or to separate books managed under the supervision of the local ALCO. The Traded Risk function enforces the controls around trading in permissible instruments approved for each site as well as changes that follow completion of the new product approval process. Traded Risk also restricts trading in the more complex derivative products to only those offices with appropriate levels of product expertise and control systems.
Key risk management processes
Monitoring and limiting market risk exposures
Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.
We use a range of tools to monitor and limit market risk exposures including sensitivity analysis, VaR and stress testing.
Sensitivity analysis
Sensitivity analysis measures the impact of movements in individual market factors on specific instruments or portfolios, including interest rates, foreign exchange rates and equity prices. We use sensitivity measures to monitor the market risk positions within each risk type.
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
–historical market rates and prices, which are calculated with reference to foreign exchange rates, commodity prices, interest rates, equity prices and the associated volatilities;
–potential market movements that are calculated with reference to data from the past two years; and
–calculations to a 99% confidence level and using a one-day
holding period.
The models also incorporate the effect of option features on the underlying exposures. The nature of the VaR models means that an increase in observed market volatility will lead to an increase in VaR without any changes in the underlying positions.
VaR model limitations
Although a valuable guide to risk, VaR is used with awareness of its limitations. For example:
–The use of historical data as a proxy for estimating future market moves may not encompass all potential market events,
particularly those that are extreme in nature. As the model is calibrated on the last 500 business days, it does not adjust instantaneously to a change in the market regime.
–The use of a one-day holding period for risk management
purposes of trading books assumes that this short period is
sufficient to hedge or liquidate all positions.
–The use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence.
–VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day
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
Stress-type RNIVs include a deal contingent derivatives capital charge to capture risk for these transactions and a de-peg risk measure to capture risk to pegged and heavily managed currencies.
Risk review

254	HSBC Holdings plc
Stress testing
Stress testing is an important procedure that is integrated into our market risk management framework to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables. In such scenarios, losses can be much greater than those predicted by VaR modelling. Stress testing and reverse stress testing provide senior management with insights regarding the ‘tail risk’ beyond VaR.
Stress testing is implemented at legal entity, regional and overall
Group levels. A set of scenarios is used consistently across all regions within the Group. Market risk stress testing incorporates both historical and hypothetical events. Market risk reverse stress tests are designed to identify vulnerabilities in our portfolios by looking for scenarios that lead to loss levels considered severe for the relevant portfolio. These scenarios may be local or idiosyncratic in nature and complement the systematic top-down stress testing.
The risk appetite around potential stress losses for the Group is set and monitored against limits.
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
Market risk in 2023
During 2023, global financial markets were mainly driven by the inflation outlook, interest rate expectations and recession risks, coupled with banking failures in March, and rising geopolitical tensions in the Middle East from October. Major central banks maintained restrictive monetary policies, and bond markets
experienced a volatile year. After rising significantly in the second and third quarters of 2023, US treasury bond yields fell during the fourth quarter, as lower inflation pressures led markets to expect that key rates would be cut in 2024. The interest rate outlook was also a major driver of performance in global equity markets, alongside resilient corporate earnings and positive sentiment in the technology sector.
Equities in developed markets advanced significantly amid low volatility, while performance in emerging markets was more
subdued. In foreign exchange markets, the US dollar fluctuated against other major currencies, mostly in line with US Federal
Reserve policy and bond yields expectations. Investor sentiment remained resilient in credit markets. High-yield and investment-grade credit spreads narrowed, in general, as fears of contagion in the banking sector in the first quarter of 2023 abated, and economic growth remained resilient throughout the year.
We continued to manage market risk prudently during 2023.
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
Trading VaR as at 31 December 2023 increased by $3.3m compared with 31 December 2022. Interest rate risk factors were the major contributors to VaR at the end of December 2023. The VaR increase during 2023 peaked in September, and was mainly driven by:
–interest rate risk exposures in currencies held across the Fixed
Income and Foreign Exchange business lines to facilitate client-
driven activity; and
–the effects of relatively large short-term interest rate shocks for key currencies, which are captured in the VaR scenario window.
These factors were partly offset by lower losses from equity risks and interest rate risks that were captured within the RNIV framework.
The daily levels of total trading VaR during 2023 are set out in the graph below.

Daily VaR (trading portfolios), 99% 1 day ($m)

HSBC Holdings plc	255
The Group trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day[1]
(Audited)
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[2]	Total[3]
	$m	$m	$m	$m	$m	$m
Balance at 31 Dec 2023	13.4	55.9	15.2	7.2	(38.9)	52.8
Average	16.2	53.9	19.0	11.6	(40.8)	59.8
Maximum	24.6	86.0	27.8	16.5		98.2
Minimum	9.3	25.5	13.4	6.6		34.4

Balance at 31 Dec 2022	15.4	40.0	18.6	11.9	(36.4)	49.5
Average	13.6	29.6	16.1	16.8	(34.0)	42.1
Maximum	29.2	73.3	24.8	27.9		78.3
Minimum	5.7	20.2	11.5	9.1		29.1
1Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
2Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types – such as interest rate, equity and foreign exchange – together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
3The total VaR is non-additive across risk types due to diversification effects.
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 31 December 2023.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day

	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Balance at 31 Dec 2023	52.8	35.3
Average	59.8	36.8
Maximum	98.2	53.3
Minimum	34.4	21.0

Balance at 31 Dec 2022	49.5	31.7
Average	42.1	24.6
Maximum	78.3	49.0
Minimum	29.1	17.5
Back-testing
During 2023, the Group experienced no back-testing exceptions on losses against actual or hypothetical profit and losses.
Market risk balance sheet linkages
The following balance sheet lines in the Group’s consolidated position are subject to market risk:
Trading assets and liabilities
The Group’s trading assets and liabilities are in almost all cases originated by GBM. Other than a limited number of exceptions, these assets and liabilities are treated as traded risk for the purposes of market risk management. The exceptions primarily arise in Global
Banking where the short-term acquisition and disposal of assets are linked to other non-trading-related activities such as loan origination.
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
For information on the accounting policies applied to financial instruments at fair value, see Note 1 on the financial statements.
Risk review

256	HSBC Holdings plc

Climate risk TCFD
Contents

257	Overview
258	Climate risk management
259	Embedding our climate risk approach
261	Insights from climate scenario analysis
Overview
Our climate risk approach is aligned to the framework outlined by the
Taskforce on Climate-related Financial Disclosures (‘TCFD’), which identifies two primary drivers of climate risk:
–physical risk, which arises from the increased frequency and severity of extreme weather events, such as hurricanes and
floods, or chronic gradual shifts in weather patterns or rises in the sea level; and
–transition risk, which arises from the process of moving to a net zero economy, including changes in government policy and
legislation, technology, market demand, and reputational
implications triggered by a change in stakeholder expectations, action or inaction.
In addition to these primary drivers of climate risk, we have also identified the following thematic issues related to climate risk, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks:
–net zero alignment risk, which arises from the risk of HSBC failing to meet its net zero commitments or failing to meet external expectations related to net zero, because of inadequate ambition and/or plans, poor execution, or inability to adapt to changes in the external environment; and
–the risk of greenwashing, which arises from the act of knowingly or unknowingly making inaccurate, unclear, misleading or
unsubstantiated claims regarding sustainability to our
stakeholders.
Approach
We recognise that the physical impacts of climate change and the transition to a net zero economy can create significant financial risks for companies, investors and the financial system. HSBC may be affected by climate risks either directly or indirectly through our relationships with our customers, which could result in both financial and non-financial impacts.
Our climate risk approach aims to effectively manage the material climate risks that could impact our operations, financial performance and stability, and reputation. It is informed by the evolving expectations of our regulators.
We are developing our climate risk capabilities across our businesses, by prioritising sectors, portfolios and counterparties with the highest impacts.
We continue to make progress in enhancing our climate risk
capabilities, and recognise it is a long-term iterative process.
We aim to regularly review our approach to increase coverage and incorporate maturing data, climate analytics capabilities, frameworks and tools, as well as respond to emerging industry best practice and climate risk regulations.
This includes updating our approach to reflect how the risks associated with climate change continue to evolve in the real world, and maturing how we embed climate risk factors into strategic planning, transactions and decision making across our businesses.
Our climate risk approach is aligned to our Group-wide risk
management framework and three lines of defence model, which sets out how we identify, assess and manage our risks. For further details of the three lines of defence framework, see page 161.
The tables below provide an overview of the climate risk drivers and thematic issues considered within HSBC’s climate risk approach.

Climate risk – risk drivers		Details	Potential impacts	Time horizons
Physical	Acute	Increased frequency and severity of weather events causing disruption to business operations
–Decreased real estate values or
stranded assets
–Decreased household income and
wealth
–Increased costs of legal and
compliance
–Increased public scrutiny
–Decreased profitability
–Lower asset performance
Short term Medium term Long term
	Chronic	Longer-term shifts in climate patterns (e.g. sustained higher temperatures, sea level rise, shifting monsoons or chronic heat waves)
Transition	Policy and legal	Mandates on, and regulation of products and services and/or policy support for low-carbon alternatives. Litigation from parties who have suffered loss and damage from climate impacts
	Technology	Replacement of existing products with lower emissions options
	End-demand (market)	Changing consumer demand from individuals and corporates
	Reputational	Increased scrutiny following a change in stakeholder perceptions of climate-related action or inaction

HSBC Holdings plc	257

Climate risk – thematic issues
Net zero alignment risk	Net zero ambition risk	Failing to set or adapt our net zero ambition and broader business strategy in alignment with key stakeholder expectations, latest scientific understanding and commercial objectives.
	Net zero execution risk	Failing to meet our net zero targets due to taking insufficient or ineffective actions, or due to the actions of clients, suppliers and other stakeholders.
	Net zero reporting risk	Failing to report emissions baselines and targets, and performance against these accurately due to data, methodology and model limitations.
Risk of greenwashing	Firm	Making inaccurate, unclear, misleading, or unsubstantiated claims in relation to our sustainability commitments and targets, as well as the reporting of our performance towards them.
Product
Making inaccurate, unclear, misleading or unsubstantiated claims in relation to products or services offered to clients that have stated sustainability objectives, characteristics, impacts or features.

Client
Making inaccurate, unclear, misleading or unsubstantiated claims as a consequence of our relationships with clients or transactions we undertake with them, where their sustainability commitments or related performance are misrepresented or are not aligned to our own commitments.

In 2023, we updated our climate risk materiality assessment, to understand how climate risk may impact across HSBC’s risk
taxonomy. The assessment focused on a 12-month time horizon, as well as time horizons for the short-term, medium-term and long-term periods. We define short term as time periods up to 2025; medium term as between 2026 and 2035; and long term as between 2036 and 2050. These time periods align to the Climate Action 100+
disclosure framework v1.2. The table below provides a summary of how climate risk may impact a subset of HSBC’s principal risks.
The assessment is refreshed annually, and the results may change as our understanding of climate risk and how it impacts HSBC evolve
(for further details, see ‘Impact on reporting and financial statements’
on page 44).
In addition to this assessment, we also consider climate risk in our emerging risk reporting and scenario analysis (for further details, see
‘Top and emerging risks’ on page 38).

Climate risk drivers	Credit risk	Traded risk	Reputational risk[1]	Regulatory compliance risk[1]	Resilience risk	Other financial and non-financial risk types
Physical risk	●	●	●		●	●
Transition risk	●	●	●	●	●	●
1  Our climate risk approach identifies thematic issues such as HSBC net zero alignment risk and the risk of greenwashing, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks.
Climate risk management
Key developments in 2023
Our climate risk programme continues to support the development of our climate risk management capabilities. The following outlines key developments in 2023:
–We updated our climate risk management approach to incorporate net zero alignment risk and developed guidance on how climate risk should be managed for non-financial risk types.
–We enhanced our climate risk materiality assessment to consider longer time horizons.
–We enhanced our approach to assessing the impact of climate change on capital, focusing on credit and market risks.
–We further developed our risk metrics to monitor our performance against our net zero targets for both financed emissions and own operations.
–We enhanced our internal climate scenario analysis, including through improvements to our use of customer transition plan data.
For further details of scenario analysis, see page 65.
–We have updated our merger and acquisition process to consider potential climate and sustainability-related targets, net zero transition plans and climate strategy, and how this relates to
HSBC.
While we have made progress in enhancing our climate risk
framework, further work remains. This includes the need to develop additional metrics and tools to measure our exposure to climate-
related risks, and to incorporate these tools within decision making.
Governance and structure
The Board takes overall supervisory responsibility for our ESG strategy, overseeing executive management in developing the
approach, execution and associated reporting.
The ESG Committee supports the development and delivery of our
ESG strategy, key policies and material commitments by providing oversight, coordination and management of ESG commitments and initiatives. It is co-chaired by the Group Chief Sustainability Officer and the Group Chief Financial Officer.
The Sustainability Execution Committee has oversight of the
environmental strategy, including the commercial execution and operationalisation through the sustainability execution programme, which is a Group-wide programme established to enable the delivery of our sustainability agenda.
The Group Reputational Risk Committee considers climate-related matters arising from customers, transactions and third parties that either present a serious potential reputational risk to the Group or merit a Group-led decision to ensure a consistent approach to reputational risk management across the regions, global businesses and global functions.
The Group Risk Management Meeting and the Group Risk
Committee receive regular updates on our climate risk profile and progress of our climate risk programme.
The Group Chief Risk and Compliance Officer is the senior manager responsible for the management of climate risk under the UK Senior
Managers Regime, which involves holding overall accountability for the Group’s climate risk programme.
The Environmental Risk Oversight Forum (formerly the Climate Risk
Oversight Forum) oversees risk activities relating to climate and sustainability risk management, including the transition and physical risks from climate change. Equivalent forums have been established at a regional level.
For further details of the Group’s ESG governance structure, see page 88.
Risk review

258	HSBC Holdings plc
Risk appetite
Our climate risk appetite forms part of the Group’s risk appetite statement and supports the business in delivering our net zero ambition effectively and sustainably.
Our climate risk appetite statement is approved and overseen by the
Board. It is supported by risk appetite metrics and tolerance thresholds. We have also defined additional key management
information metrics. Both the risk appetite statement and key management information metrics are reported on a quarterly basis for oversight by the Group Risk Management Meeting and the Group
Risk Committee.
Policies, processes and controls
We continue to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time. For further details of how we manage climate risk across our global businesses, see page 65.
Embedding our climate risk approach
The table below provides further details of how we have embedded the management of climate risk across key risk types. For further details of our internal scenario analysis, see ‘Insights from climate scenario analysis’ on page 261.

Risk type	Our approach
Wholesale credit risk
We have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors, as shown in the below table. As at 31 December 2023, the overall exposure to six high transition risk sectors was $112bn. The sector classifications are based on internal HSBC definitions and can be judgemental in nature. The sector classifications are subject to the remediation of ongoing data quality challenges. This data will be enhanced and refined in future years.
Our relationship managers engage with our key wholesale customers through a transition engagement questionnaire (formerly the transition and physical risk questionnaire) to gather information and assess the alignment of our wholesale customers’ business models to net zero and their exposure to physical and transition risks. We use the responses to the questionnaire to create a climate risk score for our key wholesale customers.
Our credit policies require that relationship managers comment on climate risk factors in credit applications for new money requests and annual credit reviews. Our credit policies also require manual credit risk rating overrides if climate is deemed to have a material impact on credit risk under 12 months if not already captured under the original credit risk rating.
Key developments to our framework in 2023 include expanding the scope of our transition engagement questionnaire to capture new countries, territories and sectors.
Key challenges for further embedding climate risk into credit risk management relate to the availability of adequate physical risk data to assess impacts to our wholesale customers.

	Wholesale loan exposure to high transition risk sectors at 31 December 2023[1]
		Units	Automotive	Chemicals	Construction and building materials	Metals and mining	Oil and gas	Power and utilities	Total 2023
	Exposure to sector[1,2,3,4]	$bn	21	17	20	14	18	22	112
	Sector weight as a proportion of high transition risk sectors	%	18	16	18	13	16	19	100
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
3  These disclosures cover the whole of the value chain of the sector. For details of financed emissions coverage, please refer to page
53.
4  The six high transition risk sectors make up 17.4% of total wholesale loans and advances to customer and banks of $644bn.
Amounts include assets held for sale.

HSBC Holdings plc	259

Risk type	Our approach
Retail credit risk
We have implemented policies and tools to manage climate risk across our retail mortgage markets.
Our retail credit risk management policy requires each mortgage market to conduct an annual review of their climate risk management procedures, including perils and data sources, to ensure they remain fit for purpose. In 2023 we introduced a global ‘soft trigger’
monitoring and review process for physical risk exposure where a market reaches or exceeds a set threshold, as this ensures markets are actively considering their balance sheet risk exposure to peril events.
Within our mortgage portfolios, properties or areas with potentially heightened physical risk are identified and assessed locally and potential exposure is monitored through quarterly metrics.  We have also set risk appetite metrics for physical risk in our largest mortgage markets, the UK and Hong Kong, as well as those with local regulatory requirements, including Singapore.
The UK is our largest mortgage market, which as at September 2023 made up 40.0% of our global mortgage portfolio. We estimate that 0.2% of our UK retail mortgage portfolio is at very high risk of flooding and 3.5% is at high risk. This is based on approximately
94.2% climate risk data coverage by value of our UK portfolio as at September 2023.
In the UK we also monitor the energy performance certificate (‘EPC’) ratings of individual properties in our mortgage portfolio. As at
September 2023, approximately 64.5% of properties within the portfolio by value had a valid EPC dated within the last 10 years. Of these, 40.0% of properties had a current rating of A to C, and 97.0% had the potential to reach these rating bands, if appropriate energy efficiency improvement measures are taken.
For both flood risk and EPC data, we disclose the end of September 2023 position. This is due to the time required for the data to be processed and our reliance on the government’s public EPC data, which usually lags one month behind.
The table below outlines the UK retail mortgage portfolio tenor as at the end of December 2023 (by balance split by remaining term).
This table shows that the majority of our portfolio tenor is greater than five years, and that the average remaining loan term in the UK is 21.5 years.

	Residential mortgages tenor (remaining mortgage term by balance $m)[1]
	Tenor	Remaining mortgage balance ($m)
	<1 years	382
	1 to 5 years	3,469
	>5 years	157,643
	Weighted average of remaining mortgage term (years)	21.50
The average term for new mortgages in the UK is 25 years, although the average life of a loan is approximately five years due to refinancing. Despite this, our strategic approach to climate risk considers present day and long-term risk given customers may remain over the whole loan term.
For further details of flood risk and the EPC breakdown of our UK retail mortgage portfolio, see our ESG Data Pack at www.hsbc.com/
esg.

1  The table includes instances where individual properties have multiple associated accounts and balances. These are aggregated to a property level and the longest term remaining is taken as the tenor.

Treasury risk
As part of our ICAAP in 2023, we enhanced our approach for assessing the impact of climate change on capital, focusing on credit and market risks. As part of our ILAAP, we conducted an initial analysis to identify the potential climate risk exposures across key liquidity risk drivers.
We updated our treasury risk policies to ensure that the impact of climate risk is considered when assessing applicable treasury risks.
We regularly discuss climate-related topics that may impact Global Treasury through climate-relevant governance forums, including the
Treasury Risk Management Climate Risk Oversight Forum and the Group Treasury Sustainability Committee.
Treasury portfolios are also included within the scope of the internal climate scenario analysis and the Hong Kong Monetary Authority’s climate risk stress test, with potential quantitative impacts on relevant hold-to-collect-and-sell positions estimated.
Pensions risk
We conduct an annual exercise to monitor the exposure of our largest pension plans to climate risk.
Our pension policies have also been updated to explicitly reflect climate considerations.
Insurance risk
We have an evolving programme to support the identification and management of climate risk. In 2023, we updated our sustainability procedures to align with the Group’s updated energy and thermal coal-phase out policy.

Traded risk
We have implemented metrics and thresholds to monitor exposure to high physical and transition risk sectors for the different asset classes in the Markets and Securities Services (‘MSS‘) business. The metrics use a risk taxonomy that categorises countries/territories and sectors into high, medium and low risk, for which we have set corresponding thresholds. We have implemented these metrics for key entities. In addition, we have identified key regions and business lines that contribute the most to the total MSS high-climate sensitive exposures and developed reports to monitor trends and pockets of risks.
We have developed tools to provide a better understanding of key profit and loss drivers under different climate scenarios along different dimensions such as risk factors and business lines. These reports are available to traded risk managers to help monitor and understand how climate-sensitive exposures are impacted under different scenarios. Stress testing results have been presented to senior management for visibility during dedicated review and challenge sessions to provide awareness on the impact to the MSS portfolio and underlying business lines.

Reputational risk
We manage the reputational impact of climate risk through our broader reputational risk framework, supported by our sustainability risk policies and metrics.
Our sustainability risk policies set out our appetite for financing activities in certain sectors. Our thermal coal phase-out and energy policies aim to drive down greenhouse gas emissions while supporting a just transition.
Our global network of sustainability risk managers provides local policy guidance to relationship managers for the oversight of policy compliance and in support of implementation across our wholesale banking activities. For further details of our sustainability risk policies, see the ESG review on page 42.
We have developed risk appetite metrics to monitor our performance against our financed emissions targets. For further details of our targets, see page 57.

Risk review

260	HSBC Holdings plc

Risk type	Our approach
Regulatory compliance risk
Our policies set the Group-wide standards that are required to manage the risk of breaches of our regulatory duty to customers, including those related to climate risk, ensuring fair customer outcomes are achieved. To make sure our responsibilities are met in this regard, our policies are subject to continuous review and enhancement. We are also focused on the ongoing development and improvement of our monitoring capabilities, ensuring appropriate alignment to the broader focus on regulatory compliance risks.
Regulatory Compliance is particularly focused on mitigating climate risks inherent to the product lifecycle. To support this, we have enhanced a number of processes including:
–ensuring Regulatory Compliance provides risk oversight and review of new product marketing materials with any reference to climate, sustainability and ESG;
–developing our product marketing controls to ensure climate claims are robustly evidenced and substantiated within product marketing materials; and
–clarifying and improving product marketing framework, procedures and associated guidance, to ensure product-related marketing materials comply with both internal and external standards, and are subject to robust governance.
Regulatory Compliance operates an ESG and Climate Risk Working Group to track and monitor the integration and embedding of climate risk management into the functions’ activities, while monitoring regulatory and legislative changes across the ESG and climate risk agenda. Regulatory Compliance also continues to be an active member of the Group’s Environmental Risk Oversight Forums.

Resilience risk
Our Enterprise Risk Management function is responsible for overseeing the identification and assessment of physical and transition climate risks that may impact on the organisation’s operational and resilience capabilities.
We have developed metrics to assess how physical risk may impact our critical properties. In 2023, we also developed an energy and travel risk appetite metric for our own operations to establish and monitor progress against our net zero ambitions.
Our resilience risk policies are subject to continuous improvement to remain relevant to evolving climate risks. New developments relevant to our own operations are reviewed to ensure climate risk considerations are effectively captured.

Model risk
The impact of climate risk on model risk is driven by the increasing number of climate risk models and the expanding model use cases.
Review and challenge of models mitigates some risk but given the nascent nature of climate modelling and the lack of benchmarks, the validation of model assumptions and results remains a key challenge.
Model Risk has published a new climate risk and ESG model category standard, which sets out minimum control requirements for identifying, measuring and managing model risk for climate-related models.
We completed independent model validation for a number of models used for financed emissions calculations and climate scenario analysis using both qualitative and quantitative assessments of modelling decisions and outputs.

Financial reporting risk
We have expanded the scope of financial reporting risk to explicitly include oversight over accuracy and completeness of ESG and climate reporting. In 2023, we updated the risk appetite statement to reference our ESG and climate-related disclosures. We also updated our internal controls to incorporate requirements for addressing the risk of misstatement in ESG and climate reporting. To support this, we have developed a framework to guide control implementation over ESG and climate reporting disclosures, which includes areas such as process and data governance, and risk assessment.
As the landscape for ESG and climate-related disclosures develops, we continue to focus on horizon scanning and interpretation of relevant external reporting requirements, to ensure a timely response for producing the required disclosures. As the volume and nature of these requirements continue to evolve, the level of risk is heightened. Part of our response to this heightened risk includes undertaking a range of assurance procedures over these disclosures.

Challenges
While we have continued to develop our climate risk framework, our remaining challenges include:
–the diverse range of internal and external data sources and data structures needed for climate-related reporting, which introduces data accuracy and reliability risks;
–data limitations on customer assets and supply chains, and
methodology gaps, which hinder our ability to assess physical risks accurately;
–industry-wide data gaps on customer emissions and transition plan and methodology gaps, which limit our ability to assess transition risks accurately; and
–limitations in our management of net zero alignment risk is due to known and unknown factors, including the limited accuracy and reliability of data, merging methodologies, and the need to
develop new tools to better inform decision making.
Insights from climate scenario
analysis
Scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It helps to build our awareness of climate change, plan for the future and meet our growing regulatory requirements.
In 2023, we enhanced our internal climate scenario analysis exercise by focusing our efforts on generating more granular insights for key sectors and regions to support core decision-making processes, and to respond to our regulatory requirements. We also produced several climate stress tests for regulators around the world, including the
Hong Kong Monetary Authority (‘HKMA’) and the Central Bank of the
United Arab Emirates.
We continue to enhance our climate scenario analysis exercises so that we can have a more comprehensive understanding of climate headwinds, risks and opportunities to support our strategic planning and actions.
In climate scenario analysis, we consider, jointly, both physical risks and transition risks. For further details about these risks, see ‘Climate risk’ on page 257.
We also analyse how these climate risks impact principal risk types within our organisation, including credit and traded market risks, non-
financial risks, and pension risk.
Our climate scenarios
In our 2023 climate scenario analysis exercises, we explored five scenarios that were created to examine the potential impacts from climate change for the Group and its entities.
The analysis considered the key regions in which we operate, and assessed the impact on our balance sheet across three distinct timeframes: short term up to 2025; medium term from 2026 to 2035;
and long term from 2036 to 2050. The time horizons are aligned to the Climate Action 100+ framework v1.2.
We created our internal scenarios using external publicly available climate scenarios as a reference, including those produced by the
Network for Greening the Financial System (‘NGFS’), the
Intergovernmental Panel on Climate Change (‘IPCC’) and the
International Energy Agency. Using these external scenarios as a template, we adapted them by incorporating the unique climate risks and vulnerabilities to which our organisation and customers across different business sectors and regions are exposed. This helped us produce the scenarios, which vary by severity to analyse how climate risks will impact our portfolios.

HSBC Holdings plc	261
Our scenarios were:
–the Net Zero scenario, which is consistent with the Paris
Agreement. This assumes that there will be orderly but
considerable climate action, limiting global warming to no more than 1.5°C by 2100, when compared with pre-industrial levels;
–the Current Commitments scenario, which assumes that climate action is limited to current governmental committed policies, including already implemented actions, leading to global
temperature rises of 2.4°C by 2100. This slow transition scenario helps us to determine the actions we need to take to reach our net zero ambition while operating in a world that is not net zero;
–the Delayed Transition Risk scenario, which assumes that climate action is delayed until 2030 with a late disorderly transition to net zero but stringent and rapid enough to limit global warming to under 2°C by 2100. This scenario allows us to stress test severe but plausible transition risk impacts;
–the Downside Physical Risk scenario, which assumes climate
action is limited to currently implemented governmental policies, leading to extreme global warming with global temperatures
increasing by greater than 4°C by 2100. This scenario allows us to assess physical risks associated with climate change; and
–the Near Term scenario, which assumes both a sharp increase in policies that drive a disorderly transition towards net zero and a sharp increase in extreme climate events over a five-year period until 2027. This scenario focused on our business in Asia.
We have chosen these scenarios to provide a holistic view that will supplement the Group’s current and future strategic thinking. They reflect inputs from our key stakeholders and experts across the
Group, and have been reviewed through internal governance.
Our scenarios reflect different levels of physical and transition risks over a variety of time periods. The scenario assumptions include varying levels of governmental climate policy changes,
macroeconomic factors and technological developments. However, these scenarios rely on the development of technologies that are still unproven, such as global hydrogen production to decarbonise aviation and shipping.
The nature of the scenarios, our developing capabilities, and limitations of the analysis lead to outcomes that are indicative of climate change headwinds, although they are not a direct forecast.
Developments in climate science, data, methodology and scenario analysis techniques will help us shape our approach further. We therefore expect this view to change over time.
Characteristics of our scenarios

			Scenarios
			Net zero		Current Commitments		Delayed Transition Risk		Downside Physical Risk		Near Term
Scenario outcomes		Rise in global temperatures by 2100 (vs pre-industrial levels)	1.5˚c		2.4˚c		1.6˚c		4.2˚c		1.4˚c
		Focus horizon	Medium term		Short/medium term		Medium/long term		Medium/long term		Short/medium term
Underlying assumptions based on global averages		Assumed variation in global climate policies	Low		Medium		High		Low		High
		Assumed pace of technology change and adoption	Fast		Gradual		Accelerates from 2030		None		Based on existing technology
		Assumed socioeconomic impact	High		Moderate		Very high		Very high (in long term)		Very high
			2030	2050	2030	2050	2030	2050	2030	2050	2027
		Assumed carbon price ($/tCO2)	161	623	34	91	34	558	6	6	193
		Assumed change in energy consumption (% change after 2022)	(10)%	(16)%	12%	17%	12%	(11)%	5%	24%	(14)%
		Assumed change in CO2 emissions (% change after 2022)	(37)%	(100)%	(7)%	(33)%	(7)%	(89)%	3%	11%	(34)%
Scenario risk characteristics	Climate risk	Physical	▼	Lower	▶	Moderate	▼	Lower	▲	Higher	▲ Higher
		Transition	▲	Higher	▶	Moderate	▲	Higher	▼	Lower	▲ Higher
Our methodology
For our scenario analysis, we used models to assess how transition and physical risks may impact our portfolios under different scenarios. Our models incorporate a range of climate-specific metrics that will have an impact on our customers, including expected production volumes, revenue, costs and capital expenditure.
We assess how these metrics interplay with economic factors such as carbon prices, which represent the cost effect of climate-related policies that aim to discourage carbon-emitting activities and encourage low-carbon solutions. The expected result of higher carbon prices is a reduction in emissions as high-emission activities become uneconomical. We also assume carbon prices will vary from country to country.
The models for our wholesale corporate lending portfolio consider our customers’ individual climate transition plans where available, while we refine and deepen our assessment of these plans. These results feed into the calculation of our risk-weighted assets and expected credit loss (‘ECL’) projections. For our real estate portfolio models, we focus on physical risk factors, including property locations, perils and insurance coverage when assessing the overall credit risk impact to the portfolio. The results are reviewed by our sector specialists who, subject to our governance procedures, make bespoke adjustments to our results based on their expert judgement where relevant.
Our models support the calculation of outputs that inform us about the level of climate-related ECL provisions required under IFRS 9, and also support the shaping of our climate-related capital approach under
ICAAP. In 2023, in addition to incorporating our customers’ transition plans, we enhanced our credit risk models for the wholesale portfolio by updating our assumptions regarding how we expect state-
supported companies to be impacted, and improved how we model the impact of emissions on company financial forecasts.
Modelling limitations
We continue to look for ways of enhancing our methodology to improve the effectiveness of our climate scenario analyses. There are industry-wide limitations, particularly on data availability, although our models are designed to produce outputs that can support our
assessment of the level of our climate resilience.
Climate scenario analysis requires considerable amounts of data, although data is only available for a subset of our counterparties. As a result, we have to extrapolate the results observed in the subset to the wider population or dataset. We do not capture the second order
Risk review

262	HSBC Holdings plc
impacts of climate risk exposures within our modelling approach, such as impacts on our counterparties from their supply chains.
We continue to enhance our capabilities by incorporating lessons learnt from previous exercises and feedback from key stakeholders, including regulators.
For a broad overview of the models that we use for our climate scenario analysis, as well as graphs that show how global carbon prices and carbon emissions will differ under our climate scenarios, see our ESG Data Pack at www.hsbc.com/esg.
Analysing the outputs of climate scenario
analysis
Climate scenario analysis allows us to model how different potential climate pathways may affect and impact the resilience of our customers and our portfolios, particularly in respect of credit losses.
As the following chart shows, losses are influenced by their exposure to a variety of climate risks under different climate scenarios.

# How credit losses from climate risks have been modelled under different transition scenarios

Cumulative impairments[3]
<1.5x
>1.5x
2023
2028
2030
2035
2040
2045
2050
Net Zero
Current Commitments
Delayed Transition Risk
Counterfactual[1]
Net Zero[2]

1  The counterfactual scenario is modelled on a scenario where there would be no losses due to climate change.
2  The dotted line in the chart shows the impact of modelled expected credit losses following our strategic responses to reduce the effect of climate risks under the Net Zero scenario.
3  The projections shown in this chart were modelled during 2023 and are not intended to reflect the final 31 December 2023 position that is disclosed elsewhere in this Form 20-F.
While climate-related losses are expected to remain minimal in the short term, they are likely to increase compared with the
counterfactual scenario in the medium and longer term, driven by the transition to a net zero economy.
These losses are lower in the Net Zero orderly transition scenario, than in the Delayed Transition Risk scenario where climate action begins later and is more rapid and disruptive as our customers will have less time to restructure their business models and reduce their carbon emissions. As the dotted line in the graph shows, losses in these scenarios can be mitigated through active management
approaches, which include identifying new climate-related business opportunities and adapting our portfolios to reduce exposure to climate risks and losses.
By building a more climate-resilient balance sheet, we can reduce impairment risks and improve longer-term stability.
Under the Current Commitments scenario, we expect lower levels of losses relating to transition risks, although we would expect an increase in the effects of climate-related physical risks over the longer term. If the world does not align with a net zero path, physical risks in the medium to long term are expected to continue to rise due to the increasing frequency of extreme weather events.
The Near Term scenario
Our Near Term scenario allowed us to explore the combined impacts of a disorderly transition towards net zero and extreme acute physical events occurring simultaneously. The scenario was designed to meet
HKMA regulatory requirements and will help us to improve how we assess short-term impacts across the Group. As part of the HKMA exercise, our initial analysis was focused on our portfolio in Asia.
The exercise allowed us to understand the extent to which a stressed scenario exhibiting both high physical and transition risks in the near term could immediately impact our customers across all our sectors.
In the following sections, we assess the impacts to our banking portfolios under different climate scenarios.
How climate change is impacting our
wholesale lending portfolio
In our internal climate scenario analysis, we assessed the impact of climate-related risks on our corporate counterparties under different climate scenarios, which we measured by reviewing the modelled effect on our ECL.
The climate scenario analysis exercise for the wholesale lending portfolio was designed to examine our climate risks and
vulnerabilities, primarily in the short and medium term. We focused on the Current Commitment scenario, believing it to be the scenario most likely to unfold in this timeframe, and the Net Zero scenario, which allows us to assess the resilience of our strategy and to identify specific climate-related opportunities.
Within our wholesale lending portfolio, customers in higher emitting sectors continue to be most exposed to larger climate-related losses.
For each sector in both scenarios, we calculated the projected ECL increase as at 2035, where we compared the increase in ECL under the scenario against a counterfactual scenario that incorporates no climate change.
We use the sector’s exposure at default (‘EAD’), which represents the size of our exposure to potential losses from customer defaults.
This helps to identify which sectors are the most material to us in terms of the impact of climate change.
The table below shows the relative size of exposures at default in
2023 and the increase in cumulative ECL under each scenario
compared with a counterfactual scenario by 2035 (expressed as a multiple).
Impact on wholesale lending portfolios

Wholesale sectors	Exposure at default (2023)	ECL increase[1]
		Current Commitments	Net Zero
Conglomerates and industrials	●	<1.1x	<2.75x
Construction and building materials	●	<1.25x	<2.25x
Chemicals	●	<1.1x	<1.75x
Power and utilities	●	<1.1x	<1.75x
Oil and gas	●	<1.1x	<1.25x
Automotive	●	<1.25x	<1.75x
Land transport and logistics	●	<1.1x	<2.75x
Agriculture & soft commodities	●	<1.1x	<2.5x
Metals and mining	●	<1.1x	>3x
Aviation	●	<1.1x	<1.5x
Marine	●	<1.1x	<1.5x
1  Increase in cumulative ECL compared with counterfactual by 2035 expressed as a multiple.

HSBC Holdings plc	263
We have continued to incorporate information from our customers’
transition plans to consider more detailed information on how they and their sector will be impacted under different climate scenarios.
The levels of ECL observed across our wholesale lending portfolio are driven by: our customers’ carbon emissions; the presence of realistic transition plans; the amount of capital investment required to support their transition; and the degree to which their competitive
environment impacts their ability to pass on carbon costs.
In 2022, we used scenario analysis to assess the impacts on our corporate counterparties across the sectors that are most affected by climate-related risks.
In 2023, we enhanced our approach in some key high-emitting
sectors, which includes the construction and building materials, power and utilities, and oil and gas sectors. The analysis below provides a more detailed view of the anticipated impacts on these portfolios and our customers, improving our understanding of climate risks and potential opportunities.
The construction and building materials sector faces an increase in losses because it includes companies with high emissions from manufacturing processes, such as steel or cement, or from their supply chains, which will increase cost pressures due to carbon taxes. The sector also has a high proportion of customers without transition plans.
Although our scenario analysis showed that companies with
transition plans performed better on average, their plans typically fall short of requirements needed to meet net zero targets. Overall, we believe there are significant lending opportunities for us to help support our customers as they transition to a lower carbon economy while meeting their growing business demands.
These opportunities include the exploration of less carbon-intensive fuel sources, electrification, the integration of carbon capture and storage, and the adoption of new technologies in the search to reduce emissions.
In the power and utilities sector, our analysis showed that rising costs from increased carbon prices and the capital expenditure required to support transition requirements, infrastructure improvements and decommissioning costs, alongside greater downstream energy
demands, will potentially lead to higher debt levels and worsening counterparty risk ratings for customers.
As technologies mature, the capital cost of some renewables
infrastructure is expected to fall, becoming cheaper than non-
renewable sources due to improved efficiencies. This will reduce the required expenditure for companies.
In the oil and gas sector, customers that commit to renewable energy should benefit from the additional greener revenue streams, which will help mitigate the impact of reduced profitability from fossil fuels and heightened carbon prices, enabling them to sustain their gross margins. This sector has relatively lower projected losses as a large proportion of customers provided transition plans with granular information about their climate-related impacts.
We have the opportunity to ease potential negative impacts as transition risks increase by supporting our customers to diversify into more renewable and greener revenue streams, and invest in
emission-reducing technologies.
How climate change is impacting our retail
mortgage portfolio
As part of our 2023 internal climate scenario analysis, we completed a detailed climate risk assessment for the UK, Hong Kong, mainland
China and Australia, which together represent 75% of the balances in our global retail mortgage portfolio.
Our analysis shows that over the longer term, we expect minimal losses to materialise when considering the Current Commitments scenario. Although the severity of climate perils is expected to worsen over time, our overall losses also remain low under a
Downside Physical Risk scenario.
In 2023, we widened the scope of our climate modelling to include new markets, such as mainland China, and increased the peril coverage within markets already covered.
In our analysis of the retail mortgage portfolio, we reassessed the physical perils that could impact the value of properties, which include flooding, wildfire and windstorms. The underlying peril data we use has been enhanced to include updated and higher resolution flood maps where available. We have also worked with external vendors to improve outputs from peril projections and to increase the granularity of data to provide more detailed insights into the impact of climate risks across our portfolio of properties, in particular the impact of wildfires.
Our scenario analysis methodology was enriched further in 2023 by combining the impacts of physical risk with transition risks, including rising energy costs and impacts from direct government legislation such as homeowner energy efficiency upgrades in the UK. We have enhanced our modelling by considering customers’ affordability incorporating increased debt servicing costs and the impacts on property valuations. As insurance remains a key mitigator against climate losses, we further refined our assumptions including the assessment of insurance availability for properties that experience frequent climate events.
Projected peril risk
Flooding has the potential to drive significant impacts at an aggregate level but this is localised to specific areas that are close to water sources such as rivers or the coast, or areas that are located in valleys where surface water can ‘pool’.
The ’Exposure to flooding’ table below shows that the majority of properties located in four of our largest markets are predicted to experience zero to low risk of flooding, with flood depths of less than
0.5 metres, under a 1-in-100-year event in each of the scenarios.
Flood depths outlined here do not consider building type and property floor level, which would potentially further mitigate the impacts.
However, they are considered within our climate risk modelling and loss projections.
The table below sets out the proportion of properties with projected flood depths in a 1-in-100-year severity flood event, under the Current
Commitments and Downside Physical Risk scenarios.
Exposure to flooding (%)1

		Scenarios
Number of properties[2]	Flood depth (metres)	Baseline flood risk 2023[3] (%)	Current Commitments 2050 (%)	Downside Physical Risk 2050 (%)
UK	0-0.5	97.4	97.4	96.9
●	0.5-1.5	2.4	2.5	2.8
	>1.5	0.2	0.2	0.3
Hong Kong	0-0.5	85.3	81.4	79.5
●	0.5-1.5	14.6	18.4	20.4
	>1.5	0.1	0.1	0.1
Australia	0-0.5	95.7	95.4	95.3
●	0.5-1.5	2.9	3.0	3.1
	>1.5	1.5	1.5	1.5
Mainland China	0-0.5	88.0	86.5	84.7
	0.5-1.5	11.1	12.5	12.7
●	>1.5	0.9	1.0	2.7
1  Severe flood events include river and surface flooding and coastal inundation. The table compares 2050 snapshots under the Current
Commitments and Downside Physical Risk scenarios with a baseline view in 2023. We do expect to see changes to our flood depth distributions as climate risk data is refreshed.
2  The size of the bubbles represents the size of the portfolios, in terms of number of properties where exposure to flooding data is available, relative to one another.
3  Baseline flood risk is the flood risk for a 1 in 100 year event, based on current peril data.
Risk review

264	HSBC Holdings plc
How climate change is impacting our
commercial real estate portfolios
We assessed our commercial real estate customers’ vulnerability to various perils, including flooding and windstorms. Our commercial real estate portfolio is globally diversified with larger concentrations in
Hong Kong, the UK and the US.
Geographical location is a key determinant in our exposure to potential physical risk events, which can lead to higher ECL due to the cost of repairing damage as well as impact property valuations in areas where physical risk events are increasing in frequency.
The ‘Exposure to peril’ table below shows the proportion of our commercial real estate portfolio exposed to specific physical perils in our key markets.
Exposure to peril (%)1

	Exposure at default[2]	Coastal inundation (%)	Cyclone wind (%)	Surface water flooding (%)	Riverine flooding (%)
Hong Kong	●	2.0	94.8	19.0	10.0
UK	●	15.8	0.0	16.5	7.1
US	●	10.1	81.5	11.4	28.6
1  Proportion of our commercial real estate portfolio exposed to specific physical perils in the Downside Physical scenario.
2  The size of the bubbles represents the size of the portfolios, in terms of EAD, relative to one another.
Overall, and in line with our 2022 disclosure, our commercial real estate portfolio remains resilient to climate risk, with the more severe impacts mitigated by insurance coverage.
Our most significant credit exposure is in Hong Kong, a region with material physical risk exposures to wind and flooding due to strong tropical cyclones. The impact on prospective credit losses remains low, due to stringent building standards and existing measures in place against flooding and storm surges.
Our largest exposure to transition risk is within our UK portfolio.
Under the Net Zero scenario, we assessed the impacts of the UK government consultation on non-domestic rental properties being required to hold an energy performance certificate rating of at least
’B’ by 2030. To meet these proposed minimum standards, more than
80% of the properties in our portfolio would potentially need to be retrofitted, which would increase impairments and lead to a small uplift in ECL for this portfolio.
In 2023, as part of the scenario analysis exercise for the Central Bank of the United Arab Emirates, we also assessed in more detail the climate risk impacts on our UAE portfolio. Our findings showed that many properties could become chronically exposed to permanent inundation over time due to their relatively low elevation above sea level.
How we assess climate risk impacts on
other risk types
We use climate scenario analysis to assess the impacts on other risks beyond credit risk. These include traded market risks, non-
financial risks and pension risk.
Traded market risk
In 2023, we explored the potential impacts of climate risks on our trading and banking portfolio under the Delayed Transition Risk and
Downside Physical Risk scenarios.
The analysis considered all relevant asset classes including interest rates, exchange rates, corporate and sovereign bonds and equities.
The analysis applied shocks reflecting the impact of abrupt increases in carbon prices or physical risk perils resulting in structural economic impacts that affect the productivity of high-risk sectors at a country level.
We have developed tools to provide us with a more granular
understanding of the key profit and loss drivers under different climate scenarios. These can be viewed by risk factor, business line or at trading desk level to help traded risk managers to monitor and understand how climate sensitive exposures are impacted.
Sovereign credit risk
We assessed the impacts of climate risks on sovereign debt under the different climate scenarios. In particular, our models considered the impacts of climate change on a country’s GDP, the amount of headroom sovereign nations have in terms of their fiscal and external reserves, and their dependency and exposure to particular corporate sectors.
Pension risk
We modelled balance sheet and income statement projections for the main pension plans. Our modelling capability has been enhanced to incorporate climate-specific modelling over a longer timeframe, with the initial exercise being focused on assessing the impacts of a disruptive transition to net zero using the Delayed Transition scenario.
Non-financial risk
We assessed the potential impacts of errors in sustainable lending volumes contained within our ESG disclosures as part of our financial reporting risks. To understand our regulatory compliance risks we assessed any misrepresentations within the marketing of our ESG funds.
Use of climate scenario analysis outputs
Climate scenario analysis plays a crucial role helping us to identify and understand the impact of climate-related risks and potential opportunities as we navigate the transition to net zero.
Scenario analysis results have been used to support the Group’s
ICAAP. This is an internal assessment of the capital the Group needs to hold to meet the risks identified on a current and projected basis, including climate risk.
In addition, scenario analysis informs our risk appetite statement metrics. As an example, it supports the calibration of physical risk metrics for our retail mortgage portfolios and it is used to consider climate impact in our IFRS 9 assessment.
From a financial planning perspective, internal climate scenario analysis results are used to assess whether additional short-term climate-specific ECL are required within our financial plan.
Next steps
We plan to continue to enhance our capabilities for climate scenario analysis including addressing model limitations and data gaps and developing our assessment of liquidity, resilience and insurance risks.
We also plan to use the results for decision making, particularly in:
–client engagement, by identifying climate opportunities and vulnerabilities in specific regions and sectors such as renewables, carbon capture technologies and electric vehicles, and using this information to engage and support clients in their transition to net zero;
–portfolio steering, by using scenario analysis outputs to inform how to reallocate our portfolio to maximise returns and mitigate risk while achieving our net zero targets; and
–looking beyond climate change by building capabilities to assess our resilience to wider environmental risks.
Understanding the resilience of our critical
properties
Climate change poses a physical risk to the buildings that we occupy as an organisation, including our offices, retail branches and data centres, both in terms of loss and damage, and business interruption.
We measure the impacts of climate and weather events to our
buildings on an ongoing basis using historical, current and scenario modelled forecast data. In 2023, there were 27 major storms that had a minor impact on five premises with no impact on the availability of our buildings.

HSBC Holdings plc	265
We use stress testing to evaluate the potential for impact on our owned or leased premises. Our scenario stress test, conducted in
2023, analysed how eight climate change-related hazards could impact 1,000 of our critical and important buildings. These hazards were coastal inundation, extreme heat, extreme winds, wildfires, riverine flooding, pluvial flooding, soil movement due to drought, and surface water flooding.
The 2023 stress test modelled climate change with IPCC’s Taking the
Highway scenario (SSP5-8.5), which projects that the rise in global temperatures will likely exceed 4°C by 2100. It also modelled a less severe IPCC Middle of the Road scenario (SSP2-4.5), which projects that global warming will likely be limited to 2°C.
Key findings from the Taking the Highway scenario included that by
2050, 20 of our 1,000 critical and important buildings will have a high potential for impact due to climate change, with insurance-related losses estimated to be in excess of 10% of the insured value of the buildings.
These include 16 retail properties primarily impacted by extreme temperatures and four data centres, where three face the risk of water stress and one faces extreme temperatures and water stress.
This could lead to failure of mechanical cooling equipment or soil movement resulting from drought.
A further 248 properties have the potential to be impacted by climate change, albeit to a lesser extent, with insurance-related losses estimated at between 5% and 10% of the insured value of our
buildings. The principal risks are temperature extremes and water stress.
A key finding from the Middle of the Road scenario showed that the total number of buildings at risk reduced from 20 to 13. The highlighted facilities are still at risk from the same perils of extreme temperature and water stress by 2050.
This forward-looking data along with historical data helps inform real estate planning. We will continue to enhance our understanding of how extreme weather events impact our building portfolio as climate risk assessment tools improve and evolve. We buy insurance for property damage and business interruption and consider insurance as a loss mitigation strategy depending on its availability and price.
We regularly review and enhance our building selection process and global engineering standards and will continue to assess historical claims data to help ensure our building selection and design standards address the potential impacts of climate change.

Resilience risk
Overview
Resilience risk is the risk of sustained and significant business disruption from execution, delivery, physical security or safety events, causing the inability to provide critical services to our customers, affiliates and counterparties. Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk management
Key developments in 2023
During the year, we carried out several initiatives to keep pace with geopolitical, regulatory and technology changes, and strengthened the management of resilience risk:
–We focused on enhancing our understanding of our risk and
control environment, by updating our risk taxonomy and control libraries, and refreshing risk and control assessments.
–We continued to recognise that our customers are impacted by service disruptions, and responded to these urgently and aimed to recover with minimum delay. We continued to initiate post-
incident review processes to prevent recurrence. Where we
identify that investment is required to further enhance the Group’s operational resilience capabilities, findings are fed into the Group’s financial planning, helping to ensure we continue to meet the expectations of our customers and our regulators.
–We continued to monitor markets affected by the Russia-Ukraine and Israel-Hamas wars, as well as other geopolitical events, for any potential impact they may have on our colleagues and
operations.
–We strengthened the way third-party risk is overseen and
managed across all non-financial risks, and enhanced the
processes, framework and reporting capabilities used by our
global businesses, functions and regions.
–We provided analysis and easy-to-access risk and control
information and metrics to enable management to focus on non-
financial risks in their decision making and appetite setting.
–We further strengthened our non-financial risk governance and senior leadership, and improved our coverage and risk steward oversight for data risk and change execution.
We prioritise our efforts on material risks and areas undergoing strategic growth, aligning our location strategy to this need. We also remotely provide oversight and stewardship, including support of chief risk officers, in territories where we have no physical presence.
Governance and structure
The Enterprise Risk Management target operating model provides a globally consistent view across resilience risks, strengthening our risk management oversight while operating effectively as part of a simplified non-financial risk structure.
We view resilience risk across seven sub-risk types related to: third-
party risk; technology and cybersecurity risk; transaction processing risk; business interruption and incident risk; data risk; change execution risk; and facilities availability, safety and security risk.
Risk appetite and key escalations for resilience risk are reported to the Non-Financial Risk Management Board, chaired by the Group
Chief Risk and Compliance Officer, with an escalation path to the
Group Risk Management Meeting and Group Risk Committee.
Key risk management processes
Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover and learn from operational disruption while minimising customer and market impact. Resilience is determined by assessing whether we can continue to provide our important
business services, within an agreed impact tolerance. This is achieved via day-to-day oversight and periodic and ongoing
assurance, such as deep dive reviews and controls testing, which may result in challenges being raised to the business by risk stewards. Further challenge is also raised in the form of risk steward opinion papers to formal governance. We accept we will not be able to prevent all disruption but we must prioritise investment to continually improve the response and recovery strategies for our important business services and important group business services to meet regulatory expectations.
Business operations continuity
We continue to monitor the Russia-Ukraine and Israel-Hamas wars, and remain ready to take measures to ensure business continuity in affected markets should the situations require. There have been no significant disruptions to our services, although businesses and functions in nearby markets continually review their plans and responses to minimise any potential impacts.
Risk review

266	HSBC Holdings plc

Regulatory compliance risk
Overview
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct
(including unauthorised trading) and breaching related financial services regulatory standards. Regulatory compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business.
Regulatory compliance risk management
Key developments in 2023
The dedicated programme to embed our updated purpose-led
conduct approach has concluded. Work to map applicable regulations to our risks and controls continued in 2023, alongside the adoption of new tooling to support enterprise-wide horizon scanning for new regulatory obligations and supporting wider work on regulatory reporting enhancements. Climate risk has been integrated into regulatory compliance policies and processes, with enhancements made to the product governance framework and controls to ensure the effective consideration of climate – and in particular the risk of greenwashing – risks.
Governance and structure
The Compliance function has now been restructured and integrated into a combined Risk and Compliance function with the appointment of a Group Head of Regulatory Compliance reporting directly into the
Group Chief Risk and Compliance Officer. Regulatory Compliance and
Financial Crime teams work together and with relevant stakeholders to achieve good conduct outcomes, and provide enterprise-wide support on the compliance risk agenda in close collaboration with colleagues from the Group Risk and Compliance function.
Key risk management processes
The Global Regulatory Compliance capability is responsible for setting global policies, standards and risk appetite to guide the Group’s management of regulatory compliance risk. It also devises the required frameworks, support processes and tooling to protect against regulatory compliance risks. The Group capability provides oversight, review and challenge of the global market, regional and line of business teams to help them identify, assess and mitigate regulatory compliance risks, where required. The Group’s regulatory compliance risk policies are regularly reviewed. Global policies and procedures require the identification and escalation of any actual or potential regulatory breaches, and relevant events and issues are escalated to the Group’s Non-Financial Risk Management Board, the
Group Risk Management Meeting and the Group Risk Committee, as
appropriate. The Group Head of Regulatory Compliance reports to the
Group Chief Risk and Compliance Officer, and attends the Risk and
Compliance Executive Committee, the Group Risk Management
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
Financial crime risk management
Key developments in 2023
We regularly review the effectiveness of our financial crime risk management framework, which includes continued consideration of the complex and dynamic nature of sanctions compliance and export control risk. We continued to respond to the financial sanctions and trade restrictions that have been imposed on Russia, including methods used to limit sanctions evasion.
We continued to make progress with several key financial crime risk management initiatives, including:
–We deployed our intelligence-led, dynamic risk assessment
capability for customer account monitoring in additional entities and global businesses, including in the UK, the Channel Islands and the Isle of Man, Hong Kong and the UAE.
–We deployed a next generation capability to increase our
monitoring coverage on correspondent banking activity.
–We successfully introduced the required changes to our
transaction screening capability to accommodate the global
change to payment systems formatting under ISO 20022
requirements.
–We made enhancements in response to the rapidly evolving and complex global payments landscape and refined our digital assets and currencies strategy.
Governance and structure
The structure of the Financial Crime function remained substantively unchanged in 2023, although we continued to review the
effectiveness of our governance framework to manage financial crime risk. The Group Head of Financial Crime and Group Money
Laundering Reporting Officer continues to report to the Group Chief
Risk and Compliance Officer, while the Group Risk Committee retains oversight of matters relating to financial crime.
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
We continue to assess the effectiveness of our end-to-end financial crime risk management framework, and invest in enhancing our operational control capabilities and technology solutions to deter and detect criminal activity. We have simplified our framework and consolidated previously separate financial crime policies into a single policy to drive consistency and provide a more holistic assessment of financial crime risk. We further strengthened our financial crime risk

HSBC Holdings plc	267
taxonomy and control libraries and our monitoring capabilities through technology deployments. We developed more targeted metrics, and continued to seek to enhance our governance and reporting. We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk and we participate in numerous public-private partnerships and information sharing initiatives around the world. In 2023, our focus remained on measures to improve the overall effectiveness of the global financial crime framework, notably by providing input into legislative and regulatory reform activities. We did this by contributing to the development of responses to consultation papers focused on how financial crime risk management frameworks can deliver more
effective outcomes in detecting and deterring criminal activity.
Through our work with the Wolfsberg Group and the Institute of
International Finance, we supported the efforts of the global standard setter, the Financial Action Task Force. In addition, we participated in a number of public events related to enhancing public-private partnerships, payment transparency, asset recovery, tackling forestry crimes, wildlife trafficking and human trafficking.

Model risk
Overview
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2023
In 2023, we continued to make improvements in our model risk management processes amid regulatory changes in model
requirements.
Initiatives during the year included:
–Following regulatory feedback on a number of our model
submissions for our internal ratings-based (‘IRB’) approach for credit risk, internal model method (‘IMM’) for counterparty credit risk and internal model approach (‘IMA’) for market risk, we implemented approved models for IMM and IMA alongside an
approved IRB model for UK mortgages. We began a programme
of work to address feedback from the PRA and other regulators on the IRB models for wholesale credit.
–We made changes to our VaR model in response to multiple
breaches that had been observed from market volatility resulting from changes in monetary policy in major markets.
–We introduced a new procedure to ensure any new tool
developed using generative AI would require validation by Model
Risk Management before its use.
–We enhanced our frameworks and controls as climate risk and AI and machine learning models become more embedded in
business processes.
–Following the publication of Supervisory Statement 1/23 – the
PRA’s guiding principles for how model risks should be managed across the industry – we began a programme of work to seek to meet the enhanced model risk management requirements, with
representation from all global businesses and key functions, including Internal Audit.
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
We regularly review the effectiveness of these processes, including the model risk committee structure, to help ensure appropriate understanding and ownership of model risk is embedded in the businesses and functions.
Risk review

268	HSBC Holdings plc

Insurance manufacturing operations risk
Contents

269	Overview
269	Insurance manufacturing operations risk management
270	Insurance manufacturing operations risk in 2023
270	Measurement
271	Key risk types
271	– Market risk
272	– Credit risk
272	– Liquidity risk
273	– Insurance underwriting risk
Overview
The key risks for our insurance manufacturing operations are market risk, in particular interest rate and equity, credit risk and insurance underwriting risk. These have a direct impact on the financial results and capital positions of the insurance operations. Liquidity risk, while significant in other parts of the Group, is less material for our insurance operations.
HSBC’s insurance business
We sell insurance products through a range of channels including our branches, insurance sales forces, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship, although the proportion of sales through other sources such as independent financial advisers, tied agents and digital platforms is increasing.
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
We have life insurance manufacturing subsidiaries in eight markets, which are Hong Kong, Singapore, mainland China, France, UK, Malta,
Mexico and Argentina. In addition, we have: an interest in a life insurance manufacturing associate in India; a captive insurance entity in Bermuda that insures the non-financial risks of the wider Group;
and a reinsurance entity in Bermuda.
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
Key developments in 2023
The insurance manufacturing subsidiaries follow the Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts, which did not change materially over 2023. During the year, there was continued market volatility observed across interest rates, equity and credit markets and foreign exchange rates. This was
predominantly driven by geopolitical factors and wider inflationary concerns. One key area of risk management focus during 2023 was the implementation of the new accounting standard, IFRS 17
‘Insurance Contracts’, which became effective on 1 January 2023.
Given the fundamental change the new accounting standard
represented in insurance accounting, and the complexity of the new standard, this presented additional financial reporting and model risks for the Group, which were managed via the IFRS 17 implementation project. Other areas of focus were the ongoing integration of the insurance business that was acquired through AXA Singapore in 2022 into the Group’s risk management framework, the establishment of a reinsurance entity in Bermuda and controls supporting IFRS 17 implementation.
Governance and structure
(Audited)
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the Group’s risk appetite and risk management framework, including its three lines of defence model. For details of the Group’s governance framework, see page 160. The Global
Insurance Risk Management Meeting oversees the control
framework globally and is accountable to the WPB Risk Management
Meeting on risk matters relating to the insurance business.
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
The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the Group’s
ICAAP and the entities’ regulatory Own Risk and Solvency
Assessments, which are produced by all material entities.
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
–We are able to adjust bonus rates to manage the liabilities to policyholders for products with participating features. The effect is that a significant proportion of the market risk is borne by the policyholder.
–We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target investment return. We use models to assess the effect of a range of future scenarios on the values of financial assets and
associated liabilities, and ALCOs employ the outcomes in
determining how best to structure asset holdings to support
liabilities.
–We use derivatives and other financial instruments to protect against adverse market movements.
–We design new products to mitigate market risk, such as
changing the investment return sharing proportion between
policyholders and the shareholder.

HSBC Holdings plc	269
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
Liquidity risk is less material for the insurance business. It is managed by cash flow matching and maintaining sufficient cash resources, investing in high credit-quality investments with deep and liquid markets, monitoring investment concentrations and restricting them where appropriate, and establishing committed contingency
borrowing facilities.
Insurance manufacturing subsidiaries complete quarterly liquidity risk reports and an annual review of the liquidity risks to which they are exposed.
Insurance underwriting risk
Our insurance manufacturing subsidiaries primarily use the following frameworks and processes to manage and mitigate insurance
underwriting risks:
–a formal approval process for launching new products or making changes to products;
–a product pricing and profitability framework, which requires initial and ongoing assessment of the adequacy of premiums charged
on new insurance contracts to meet the risks associated with them;
–a framework for customer underwriting;
–reinsurance, which cedes risks to third-party reinsurers to keep risks within risk appetite, reduce volatility and improve capital efficiency; and
–oversight by financial reporting committees in each of our entities of the methodology and assumptions that underpin IFRS 17
reporting.
Insurance manufacturing operations risk in 2023
Measurement
The following tables show the composition of the fair value of underlying items of the Group’s participating contracts at the reporting date.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Other contracts[3]	Shareholder assets and liabilities	Total
At 31 Dec 2023	$m	$m	$m	$m	$m
Financial assets	113,605	3,753	5,812	7,696	130,866
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	100,427	3,593	4,177	1,166	109,363
– derivatives	258	10	—	6	274
– financial investments – at amortised cost	1,351	67	1,157	4,772	7,347
– financial assets at fair value through other comprehensive income	8,859	—	5	693	9,557
– other financial assets	2,710	83	473	1,059	4,325
Insurance contract assets	13	213	—	—	226
Reinsurance contract assets	—	4,871	—	—	4,871
Other assets and investment properties	2,782	164	35	1,636	4,617
Total assets at 31 Dec 2023	116,400	9,001	5,847	9,332	140,580
Liabilities under investment contracts designated at fair value	—	—	5,103	—	5,103
Insurance contract liabilities	116,389	3,961	—	—	120,350
Reinsurance contract liabilities	—	819	—	—	819
Deferred tax	—	1	—	3	4
Other liabilities	—	—	—	6,573	6,573
Total liabilities	116,389	4,781	5,103	6,576	132,849
Total equity	—	—	—	7,731	7,731
Total liabilities and equity at 31 Dec 2023	116,389	4,781	5,103	14,307	140,580

Risk review

270	HSBC Holdings plc

Balance sheet of insurance manufacturing subsidiaries by type of contract (continued)
(Audited)
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Other contracts[3]	Shareholder assets and liabilities	Total
At 31 Dec 2022[4]	$m	$m	$m	$m	$m
Financial assets	102,539	4,398	6,543	7,109	120,589
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	89,671	3,749	4,916	1,088	99,424
– derivatives	432	9	21	15	477
– financial investments – at amortised cost	981	165	1,221	4,660	7,027
– financial assets at fair value through other comprehensive income	9,030	—	—	569	9,599
– other financial assets	2,425	475	385	777	4,062
Insurance contract assets	4	130	—	—	134
Reinsurance contract assets	—	4,413	—	—	4,413
Other assets and investment properties	2,443	60	30	1,666	4,199
Total assets at 31 Dec 2022[4]	104,986	9,001	6,573	8,775	129,335
Liabilities under investment contracts designated at fair value	—	—	5,374	—	5,374
Insurance contract liabilities	104,662	3,766	—	—	108,428
Reinsurance contract liabilities	—	748	—	—	748
Deferred tax	23	—	—	2	25
Other liabilities	—	—	—	7,524	7,524
Total liabilities	104,685	4,514	5,374	7,526	122,099
Total equity	—	—	—	7,236	7,236
Total liabilities and equity at 31 Dec 2022[4]	104,685	4,514	5,374	14,762	129,335
1‘Life direct participating and investment DPF contracts’ are substantially measured under the variable fee approach measurement model.
2‘Life other contracts’ are measured under the general measurement model and mainly includes protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment discretionary participation feature (’DPF’) contracts.
3‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting HSBC’s capital or profit. Market factors include interest rates, equity and growth assets, credit spreads and foreign exchange rates.
Our exposure varies depending on the type of contract issued.
Our most significant life insurance products are contracts with participating features. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in fixed interest, with a proportion allocated to other asset classes to provide customers with the potential for enhanced returns.
Participating products expose HSBC to the risk of variation in asset returns, which will impact our participation in the investment performance.
In addition, in some scenarios the asset returns can become
insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by HSBC. Amounts are held against the cost of such guarantees, calculated by stochastic modelling in the larger entities.
The cost of such guarantees are generally not material and are absorbed by the insurance fulfilment cash flows.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains, as fees earned are related to the market value of the linked assets.
Sensitivities
(Audited)
The following table provides the impacts on the CSM, profit after tax and equity of our insurance manufacturing subsidiaries from
reasonably possible effects of changes in selected interest rate, credit spread, equity price, growth assets and foreign exchange rate scenarios for the year. These sensitivities are prepared in accordance with current IFRS Accounting Standards and are based on changing one assumption at a time with other variables being held constant, which in practice could be correlated.
Due in part to the impact of the cost of guarantees and hedging strategies, which may be in place, the relationship between the CSM, profit after tax and total equity and the risk factors is non-linear.
Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions, which may mitigate the effect of changes in the market environment.
The method used for deriving sensitivity information and significant market risk factors remain consistent between 2022 and 2023. In
2022, due to a lower CSM level, some portfolios generated onerous contracts in the 100bps up scenarios for interest rate and credit spread sensitivities, generating income statement losses and equity reductions in those scenarios. This was less prevalent in 2023 as the base CSMs were higher from changing market conditions and
changes in lapse rate assumptions.

HSBC Holdings plc	271

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors[1]
(Audited)
	2023			2022[2]
	Effect on profit after tax	Effect on CSM	Effect on total equity	Effect on profit after tax	Effect on CSM	Effect on total equity
	$m	$m	$m	$m	$m	$m
+100 basis point parallel shift in yield curves	66	(92)	32	(210)	(82)	(240)
– Insurance and reinsurance contracts	69	(92)	69	(214)	(82)	(214)
– Financial instruments	(3)	—	(37)	4	—	(26)
-100 basis point parallel shift in yield curves	(137)	(390)	(103)	(49)	(57)	(19)
– Insurance and reinsurance contracts	(133)	(390)	(133)	(41)	(57)	(41)
– Financial instruments	(4)	—	30	(8)	—	22
+100 basis point shift in credit spreads	(11)	(884)	(45)	(324)	(843)	(354)
– Insurance and reinsurance contracts	(9)	(884)	(9)	(322)	(843)	(322)
– Financial Instruments	(2)	—	(36)	(2)	—	(32)
-100 basis point shift in credit spreads	104	806	138	119	1,133	149
– Insurance and reinsurance contracts	102	806	102	117	1,133	117
– Financial instruments	2	—	36	2	—	32
10% increase in growth assets[3]	78	436	78	68	400	68
– Insurance and reinsurance contracts	43	436	43	38	400	38
– Financial instruments	35	—	35	30	—	30
10% decrease in growth assets[3]	(85)	(507)	(86)	(81)	(560)	(81)
– Insurance and reinsurance contracts	(49)	(507)	(49)	(49)	(560)	(49)
– Financial instruments	(36)	—	(36)	(32)	—	(32)
10% appreciation in US dollar exchange rate against local functional currency	117	390	117	95	272	95
– Insurance and reinsurance contracts	27	390	27	20	272	20
– Financial instruments	90	—	90	75	—	75
10% depreciation in US dollar exchange rate against local functional currency	(117)	(390)	(117)	(95)	(272)	(95)
– Insurance and reinsurance contracts	(27)	(390)	(27)	(20)	(272)	(20)
– Financial instruments	(90)	—	(90)	(75)	—	(75)
1Sensitivities presented for ‘Insurance and reinsurance Contracts’ includes the impact of the sensitivity stress on underlying assets held to support insurance and reinsurance contracts. Sensitivities presented for ‘Financial instruments’ includes the impact of the sensitivity stress on other financial instruments, primarily shareholder assets.
2  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
3‘Growth assets’ primarily comprise equity securities and investment properties. Variability in growth asset fair value constitutes a market risk to
HSBC insurance manufacturing subsidiaries.
Credit risk
(Audited)
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main areas for our insurance manufacturers:
–risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and
–risk of default by reinsurance counterparties and non-
reimbursement for claims made after ceding insurance risk.
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 270.
The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher (as defined on page 184), with 100% of the exposure being neither past due nor impaired (2022: 100%).
Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholders. Therefore, our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of insurance financial assets is included in the table on page 208.
The risk associated with credit spread volatility is to a large extent mitigated by holding debt securities to maturity, and sharing a degree of credit spread experience with policyholders.
Liquidity risk
(Audited)
Description and exposure
Liquidity risk is the risk that an insurance operation, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure them only at excessive cost. Liquidity risk may be able to be shared with policyholders for products with participating features.
The remaining maturity of insurance contract liabilities is included in
Note 4 on page 389.
Risk review

272	HSBC Holdings plc
The amounts of insurance contract liabilities that are payable on demand are set out by the product grouping below:

Amounts payable on demand (Audited)
	2023		2022[1]
	Amounts payable on demand	Carrying amount for these contracts	Amounts payable on demand	Carrying amount for these contracts
	$m	$m	$m	$m
Life direct participating and investment DPF contracts	107,287	116,389	100,273	104,669
Life other contracts	2,765	3,961	2,813	3,759
At 31 Dec	110,052	120,350	103,086	108,428
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
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
The tables on pages 270 analyse our life insurance underwriting risk exposures by composition of the fair value of the underlying items.
The insurance underwriting risk profile and related exposures remain largely consistent with those observed at 31 December 2022.
Sensitivities
(Audited)
The following table shows the sensitivity of the CSM, profit and total equity to reasonably foreseeable changes in non-economic
assumptions across all our insurance manufacturing subsidiaries.
These sensitivities are prepared in accordance with current IFRS
Accounting Standards, which have changed following the adoption of
IFRS 17 ‘Insurance Contracts’, effective from 1 January 2023. Further information about the adoption of IFRS 17 is provided on page 369.
Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Sensitivity to lapse rates depends on the type of contracts
being written. An increase in lapse rates typically has a negative effect on CSM (and therefore expected future profits) due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for our smaller entities.
The impact of changing insurance underwriting risk factors is primarily absorbed within the CSM, unless contracts are onerous in which case the impact is directly to profits. The impact of changes to the CSM is released to profits over the expected coverage periods of the related insurance contracts.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to insurance underwriting risk factors (Audited)
	Effect on CSM (gross)[1]	Effect on profit after tax (gross)[1]	Effect on profit after tax (net)[2]	Effect on total equity (gross)[1]	Effect on total equity (net)[2]
At 31 Dec 2023	$m	$m	$m	$m	$m
10% increase in mortality and/or morbidity rates	(392)	(49)	(24)	(49)	(24)
10% decrease in mortality and/or morbidity rates	440	22	30	22	30
10% increase in lapse rates	(316)	(33)	(24)	(33)	(24)
10% decrease in lapse rates	348	22	29	22	29
10% increase in expense rates	(68)	(9)	(6)	(9)	(6)
10% decrease in expense rates	69	8	11	8	11
At 31 Dec 2022[3]
10% increase in mortality and/or morbidity rates	(354)	(23)	(21)	(23)	(21)
10% decrease in mortality and/or morbidity rates	374	16	18	16	18
10% increase in lapse rates	(225)	(23)	(23)	(23)	(23)
10% decrease in lapse rates	232	22	22	22	22
10% increase in expense rates	(59)	(7)	(7)	(7)	(7)
10% decrease in expense rates	60	4	5	4	5
1The ‘gross’ sensitivities impacts are provided before considering the impacts of reinsurance contracts held as risk mitigation.
2The ‘net’ sensitivities impacts are provided after considering the impacts of reinsurance contracts held as risk mitigation.
3  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.

HSBC Holdings plc	273

Corporate governance report

HSBC continues to enhance its corporate
governance practices and procedures to
support the Board’s ambition of world-class
governance.
The corporate governance report contains the
Report of the Directors and gives details of our
Board of Directors, senior management, and
Board committees. It outlines key aspects of
our approach to corporate governance,
including internal control.
It also includes the Directors’ remuneration
report, which explains our policies on
remuneration and their application.

275 The Board
280Senior management
284 How we are governed
290 Board matters considered and shareholder engagement
296 Board and committee effectiveness,
performance and accountability
298 Board committees
315Directors’ remuneration report
343Share capital and other related governance disclosures
348Internal control
350Employees
352Statement of compliance

We have a comprehensive range of policies and systems in place designed to help ensure that the Group is well managed, with effective oversight and control.

Report of the Directors | Corporate governance report

274	HSBC Holdings plc

The Board
The Board, which seeks to promote the Group’s long-term
success, deliver sustainable value to shareholders
and promote a culture of openness and debate, comprises
diverse, high-calibre members who have experience in
our global markets.

Chairman and executive Directors
Mark E Tucker (66) 4C
Group Chairman
Appointed to the Board: September 2017
Group Chairman since: October 2017
Skills and experience: With over 35 years of
experience in financial services in Asia, Africa, the
US, the EU and the UK, including 30 years living
and working in Hong Kong, Mark has a deep
understanding of the industry and markets in
which we operate.
Career: Mark was previously Chairman, Group
Chief Executive and President of AIA Group
Limited (‘AIA’), and prior to AIA he was Group
Chief Executive of Prudential plc. Mark previously
served as a non-executive Director of the Court of
the Bank of England and as an independent non-
executive Director of Goldman Sachs Group.
External appointments:
–Non-executive Chairman of Discovery Limited
–Supporting Chair of Chapter Zero
–Member of the UK Investment Council
–Member of the Advisory Group on Trade Finance
to the International Chamber of Commerce
–Member of the Trade Advisory Group on
Financial Services to the UK Government’s
Department for International Trade
–Member of the Asia Business Council
–Member of Hong Kong's Chief Executive's
Advisory Council on Economic Development
–Member of the Investment Advisory Council of
the Supreme National Investment Committee of
the Kingdom of Saudi Arabia
–Chairman of the Multinational Chairman’s Group
–Director, Peterson Institute for International
Economics
–Director, Institute of International Finance
–Asia Society Global Board of Trustees
–International Advisory Council of the China
National Financial Regulatory Administration
–Hong Kong Academy of Finance International
Council of Advisors
–Member of the Asia Global Institute
–International Business Leaders' Advisory Council
to the Mayor of Beijing – Adviser to the Mayor
–International Business Leaders' Advisory Council
to the Mayor of Shanghai – Adviser to the Mayor
Noel Quinn (62)
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
Regional Head of Commercial Banking for Asia-
Pacific; Head of Commercial Banking UK; and
Head of Commercial Finance Europe.
External appointments:
–Independent non-executive Director of
Sustainable Markets Initiative Limited and Chair
of the Financial Services Task Force
–Principal member of the Glasgow Financial
Alliance for Net Zero
–Member of the World Economic Forum's
International Business Council
–Member of the World Bank Private Sector
Investment Lab
–Member of the Advisory Board of the China
Children Development Fund
–Founding member of CNBC ESG Council
–Member of the British Infrastructure Council
Georges Elhedery (49)
Group Chief Financial Officer
Appointed to the Board: January 2023
Skills and experience: Georges has over 25
years of experience in the banking industry across
Europe, the Middle East and Asia, and has held a
number of executive roles at both a regional and
global business level.
Career: Georges was appointed Group Chief
Financial Officer and executive Director with effect
from 1 January 2023. He is also responsible for the
oversight of the Group’s transformation initiatives,
strategy and corporate development activities.
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
Board committee membership key
C. Committee Chair
1.Group Audit Committee
2.Group Risk Committee
3.Group Remuneration Committee
4.Nomination & Corporate Governance
Committee
For full biographical details of our Board
members, see www.hsbc.com/who-we-are/
leadership-and-governance.

HSBC Holdings plc	275
Independent non-executive Directors
Geraldine Buckingham (46) 2,3,4
Independent non-executive
Director
Appointed to the Board: May 2022
Skills and experience: Geraldine is
an experienced executive within the
global financial services industry,
with significant leadership experience
in Asia.
Career: Geraldine is the former Chair
and Head of Asia-Pacific at
BlackRock, where she was
responsible for all business activities
across Hong Kong, mainland China,
Japan, Australia, Singapore, India
and Korea. After stepping down from
this role, she acted as senior adviser
to the Chairman and Chief Executive
Officer of BlackRock. She earlier
served as BlackRock's Global Head of
Corporate Strategy, and previously
was a partner within McKinsey &
Company’s financial services
practice.
External appointments:
–Independent non-executive
Director of Brunswick Group
Partnership Ltd
–Independent non-executive
Director of H.R.L. Morrison & Co
Limited
–Member of the Advisory Board of
ClimateWorks Centre Australia
–Member of the Advisory Board of
the McKinsey Health Institute
Rachel Duan (53) 1,3,4
Independent non-executive
Director
Appointed to the Board: September
2021
Skills and experience: Rachel is an
experienced business leader with
exceptional international experience
in the US, Japan, mainland China and
Hong Kong.
Career: Rachel spent 24 years at
General Electric (‘GE’), where she
held positions including Senior Vice
President of GE, and President and
Chief Executive Officer of GE’s Global
Markets where she was responsible
for driving GE’s growth in Asia-
Pacific, the Middle East, Africa, Latin
America, Russia and the
Commonwealth of Independent
States. She also previously served as
President and Chief Executive Officer
of GE Advanced Materials China and
then of the Asia-Pacific; President
and CEO of GE Healthcare China; and
President and CEO of GE China.
External appointments:
–Independent non-executive
Director of Sanofi S.A.
–Independent non-executive
Director of AXA S.A.
–Independent non-executive
Director of the Adecco Group AG
Dame Carolyn Fairbairn (63)
2,3C,4
Independent non-executive
Director
Appointed to the Board: September
2021
Skills and experience: Carolyn has
significant experience across the
media, government and finance
sectors, and a deep understanding of
the macroeconomic, regulatory, and
political environment.
Career: An economist by training,
Carolyn has served as a partner at
McKinsey & Company, a member of
the UK prime minister John Major's
Number 10 Policy Unit, and as
Director-General of the Confederation
of British Industry, and held senior
executive positions at the BBC and
ITV plc. She has extensive board
experience, having previously served
as non-executive Director of Lloyds
Banking Group plc, The Vitec Group
plc, Capita plc and BAE Systems plc.
She has also served as a non-
executive Director of the UK
Competition and Markets Authority
and the Financial Services Authority.
External appointments:
–Independent non-executive
Director of Tesco plc
–Chair of Royal Mencap Society
–Honorary Fellow of Gonville and
Caius College, Cambridge
Report of the Directors | Corporate governance report

276	HSBC Holdings plc
James Forese (60) 1,2C,4
Independent non-executive
Director
Appointed to the Board: May 2020
Skills and experience: Jamie has
over 30 years of international
business and management
experience in the finance industry
working in areas including global
markets, investment and private
banking.
Career: Jamie formerly served as
President of Citigroup. He began his
career in securities trading with
Salomon Brothers, one of Citigroup’s
predecessor companies, in 1985. In
addition to his most recent role as
Citigroup's President, he was Chief
Executive Officer of Citigroup’s
Institutional Clients Group. He has
held the positions of Chief Executive
of its Securities and Banking division
and Head of its Global Markets
business.
External appointments:
–Non-executive Chair of HSBC
North America Holdings Inc
–Non-executive Chairman of Global
Bamboo Technologies
Ann Godbehere (68) 3,4
Independent non-executive
Director
Appointed to the Board: September
2023
Skills and experience: Ann brings
deep financial acumen and extensive
financial services experience over a
30-year career spanning insurance,
retail and private banking, and wealth
management. She also provides
global perspectives, drawing upon
experiences and insights gained from
a long career in international
business.
Career: After joining Swiss Re in
1996, Ann served as the company’s
Chief Financial Officer from 2003 to
2007. She was also Interim Chief
Financial Officer of Northern Rock
Bank from 2008 to 2009 in the period
immediately after its nationalisation.
Ann also has extensive board
experience, including with FTSE 100
companies, having previously served
as non-executive Director of
Prudential plc, British American
Tobacco plc, UBS AG, UBS Group AG
and as Senior Independent non-
executive Director of Rio Tinto plc
and Rio Tinto Limited.
External appointments:
–Non-executive Director and Chair
of the Audit Committee of Stellantis
N.V.
–Non-executive Director and Chair
of the Audit Committee of Shell plc
Steven Guggenheimer (58) 2,4
Independent non-executive
Director
Appointed to the Board: May 2020
Skills and experience: Steven
brings extensive insight into
technologies ranging from artificial
intelligence to Cloud computing,
through his experience advising
businesses on digital transformation.
Career: Steven has more than 25
years of experience at Microsoft,
including more than a decade as
Corporate Vice President, where he
led teams focused on original
equipment manufacturers,
developers and independent software
vendors and artificial intelligence
solutions.
External appointments:
–Independent non-executive
Director of BT Group plc
–Independent non-executive
Director of Leupold & Stevens, Inc
–Independent non-executive
Director of Forrit Holdings Limited

HSBC Holdings plc	277
Dr José Antonio Meade Kuribreña
(54) 3,4
Independent non-executive
Director
Appointed to the Board: March 2019
Workforce engagement non-executive
Director since: June 2022
Skills and experience: José has
extensive experience in public
administration, banking and financial
policy.
Career: José has held Cabinet-level
positions in the federal government of
Mexico, including as Secretary of
Finance and Public Credit, Secretary
of Social Development, Secretary of
Foreign Affairs and Secretary of
Energy. Prior to his appointment to
the Cabinet, he served as
Undersecretary and as Chief of Staff
in the Ministry of Finance and Public
Credit. José is also a former Director
General of Banking and Savings at
the Ministry of Finance and Public
Credit, and served as Chief Executive
Officer of the National Bank for Rural
Credit.
External appointments:
–Independent non-executive
Director of Alfa S.A.B. de C.V.
–Independent non-executive
Director of Grupo Comercial
Chedraui, S.A.B. de C.V.
–Board member of the Global
Center on Adaptation
–Member of the Advisory Board of
the University of California, Centre
for US Mexican Studies
–Member of the UNICEF Mexico
Advisory Board
Kalpana Morparia (74) 2,4
Independent non-executive
Director
Appointed to the Board: March 2023
Skills and experience: Kalpana is a
skilled business leader with
significant experience gained through
a 45-year career in banking across
Asia, primarily in India.
Career: Kalpana’s most recent
executive role was as Chair of J.P.
Morgan, South and Southeast Asia
and a member of J.P. Morgan’s Asia
executive committee, which she held
until her retirement in 2021. Before
J.P. Morgan, she was the Joint
Managing Director of ICICI Bank,
India’s second-largest bank, from
2001 to 2007.
External appointments:
–Independent non-executive
Director of Hindustan Unilever
Limited
–Independent non-executive
Director of Dr. Reddy's
Laboratories Ltd.
–Independent non-executive
Director of Philip Morris
International Inc
–Governing board member of the
Bharti Foundation
–Governing board member of
Foundation for Audit Quality
–Governing board member of the
Generation India Foundation
–Governing council member of
Krea University
Eileen Murray (65) 1,3,4
Independent non-executive
Director
Appointed to the Board: July 2020
Skills and experience: Eileen has
extensive knowledge in financial
services, technology and corporate
strategy from a career spanning more
than 40 years.
Career: Eileen previously served as
co-Chief Executive Officer of
Bridgewater Associates, LP. Before
this, she was Chief Executive Officer
for Investment Risk Management
LLC, and President and co-Chief
Executive Officer of Duff Capital
Advisors. Eileen started her
professional career at Morgan
Stanley, where she held positions
including Controller, Treasurer, and
Global Head of Technology and
Operations, as well as Chief
Operating Officer for its Institutional
Securities Group. She was also Head
of Global Technology, Operations and
Product Control at Credit Suisse.
External appointments:
–Independent non-executive
Director of Guardian Life Insurance
Company of America
–Independent non-executive
Director of Broadridge Financial
Solutions, Inc
–Member of the Advisory Board of
Mobilize Capital Partners
Report of the Directors | Corporate governance report

278	HSBC Holdings plc
Brendan Nelson (74) 1,2,4
Independent non-executive
Director
Appointed to the Board: September
2023
Skills and experience: Brendan
brings UK and international financial
and auditing expertise, and
significant experience in auditing and
as audit committee chair of UK-listed
companies.
Career: Brendan spent over 25 years
as a partner at KPMG LLP, served on
the board from 2000 and as Vice
Chairman from 2006, until his
retirement in 2010. Internationally, he
held various senior positions
including Global Chairman of the
financial services practice.
Subsequently, Brendan joined the
boards of bp plc and NatWest Group
plc where he also served as Chairman
of both companies' audit committees.
During his career, Brendan was
President of the Institute of Chartered
Accountants of Scotland, a member
of the Financial Reporting Review
Panel and a member of the Financial
Services Authority's Practitioner
Panel. As current Chairman of the
Board of BP Pension Fund Trustees
Ltd, Brendan has received training in
ESG considerations for investment
decisions and helped set an ambition
to be net zero in terms of greenhouse
gas emissions from investments by
2050.
External appointments:
–Chairman of BP Pension Trustees
Ltd
David Nish (63) 1C,2,4
Independent non-executive
Director
Appointed to the Board: May 2016
Senior Independent non-executive
Director since: February 2020
Skills and experience: David has
international experience in financial
services, corporate governance,
strategy, financial reporting, and
operational transformation.
Career: David served as Group Chief
Executive Officer of Standard Life plc
between 2010 and 2015, having
joined the company in 2006 as Group
Finance Director. He is also a former
Group Finance Director of Scottish
Power plc and was a partner at Price
Waterhouse. David has also
previously served as a non-executive
Director of HDFC Life (India),
Northern Foods plc, Thus plc, London
Stock Exchange Group plc, the UK
Green Investment Bank plc and
Zurich Insurance Group.
External appointments:
–Senior Independent non-executive
Director of Vodafone Group plc and
Chairman of the Audit and Risk
Committee
–Honorary Professor of University of
Dundee Business School
Swee Lian Teo (64) 2,4
Independent non-executive
Director
Appointed to the Board: October 2023
Skills and experience: Swee Lian
brings extensive experience within
the international financial services
industry, having previously spent over
27 years with the Monetary Authority
of Singapore (‘MAS‘).
Career: During Swee Lian's time at
the MAS, she worked in foreign
reserves management, financial
sector development, strategic
planning and financial supervision,
before she became the Deputy
Managing Director for Financial
Supervision. She retired from the
MAS in 2015 after serving as Special
Advisor, focused on MAS's role in the
international regulatory framework, in
the Managing Director’s office. Swee
Lian previously served as a non-
executive Director on the boards of
AIA Group Limited and the Dubai
Financial Services Authority.
External appointments:
–Non-executive Director of
Singapore Telecommunications
Limited and Chair of the Risk
Committee
–Non-executive Director of Avanda
Investment Management Pte Ltd
–Director of Clifford Capital Pte Ltd
–Director of Clifford Capital Holdings
Pte Ltd
–Chair of CapitaLand Integrated
Commercial Trust Management
Limited.
Aileen Taylor (51)
Group Company Secretary and
Chief Governance Officer
Appointed: November 2019
Skills and experience: Aileen is a
solicitor with significant governance
and regulatory experience across
various roles in the banking industry.
She is a member of the European
Corporate Governance Council, the
GC100 and the Financial Conduct
Authority's Listing Authority Advisory
Panel.
Career: Prior to joining HSBC, Aileen
spent 19 years at the Royal Bank of
Scotland Group, holding various
legal, risk and compliance roles. She
was appointed Group Secretary in
2010 and subsequently Chief
Governance Officer and Board
Counsel.
Former Directors who served during the year
Jackson Tai
Jackson Tai retired from the Board on 5 May 2023
For full biographical details of our Board members, see
www.hsbc.com/who-we-are/leadership-and-governance.

HSBC Holdings plc	279

Senior management
Senior management, which includes the
Group Executive Committee, supports the
Group Chief Executive in the day-to-day
management of the business and the
implementation of strategy.
Elaine Arden (55)
Group Chief Human
Resources Officer
Elaine joined HSBC as Group Chief
Human Resources Officer in June
2017. Prior to joining HSBC, she was
Group Human Resources Director at
the Royal Bank of Scotland Group for
six years in the aftermath of the
global financial crisis. She has held a
number of human resources roles
throughout her career in financial
services, including Head of Human
Resources for Direct Line Group.
Elaine is a member of the Chartered
Institute of Personnel and
Development, and a Fellow of the
Chartered Institute of Banking in
Scotland.
Jonathan Calvert-Davies (55)
Group Head of Internal Audit
Jonathan is a standing attendee of
the Group Executive Committee,
having joined HSBC as Group Head
of Internal Audit in October 2019. He
has over 30 years of experience
providing assurance, audit and
advisory services to the banking and
securities industries in the UK, the US
and Europe. Jonathan’s previous
roles included leading KPMG UK’s
financial services internal audit
services practice and PwC’s UK
internal audit services practice. He
also previously served as interim
Group Head of Internal Audit at the
Royal Bank of Scotland Group.
Colin Bell (56)
Chief Executive Officer,
HSBC Bank plc and HSBC Europe
Colin joined HSBC in July 2016 and
was appointed Chief Executive
Officer, HSBC Bank plc and HSBC
Europe in February 2021, having
previously held the role of Group
Chief Compliance Officer. He is also a
Director of HSBC Bank (Singapore)
Limited. Colin worked at UBS as
Global Head of Compliance and
Operational Risk Control. He served
for 16 years in the British Army,
where he held a variety of command
and staff positions, including
operational tours of Iraq and Northern
Ireland, and roles in the Ministry of
Defence and NATO.
Greg Guyett (60)
Chief Executive Officer,
Global Banking and Markets
Greg joined HSBC in October 2018 as
Head of Global Banking and became
co-Chief Executive Officer of Global
Banking and Markets in March 2020,
before assuming sole responsibility in
October 2022. Before joining HSBC,
he was President and Chief Operating
Officer of East West Bank. Greg
began his career as an investment
banker at J.P. Morgan, where
positions included: Chief Executive
Officer for Greater China; Chief
Executive Officer, Global Corporate
Bank; Head of Investment Banking
for Asia-Pacific; and Co-Head of
Banking for Asia-Pacific.
Report of the Directors | Corporate governance report

280	HSBC Holdings plc
Dr Celine Herweijer (46)
Group Chief Sustainability Officer
Celine joined HSBC as Group Chief
Sustainability Officer in July 2021,
and is responsible for the Group’s
execution of its sustainability
strategy. She was previously a
partner at PwC for over a decade,
where she held global leadership
roles including acting as its global
innovation and sustainability leader.
Before joining PwC in 2009, Celine
worked as Director of Climate
Change and Consulting for Risk
Management Solutions. She is a
World Economic Forum Young Global
Leader, a co-chair of the We Mean
Business Coalition, a PhD climate
scientist and NASA Fellow.
Steve John (50)
Group Chief Communications and
Brand Officer
Steve joined HSBC in December 2019
and was appointed to the Group
Executive Committee in April 2021.
He has a wealth of senior
communications, public policy and
leadership experience acquired
across a number of multinational and
charitable organisations. Steve was
previously a partner and Global
Director of Communications at
McKinsey & Company from 2014 to
2019. He has also held roles with
Bupa as Global Director of Corporate
Affairs and PepsiCo as Director of
Corporate Affairs for their UK and
Ireland franchises.
John Hinshaw (53)
Group Chief Operating Officer
John became Group Chief Operating
Officer in February 2020, having
joined HSBC in December 2019. He is
Chairman of HSBC Global Services
Limited and a Director of HSBC
Innovation Bank Limited. John was
previously Executive Vice President of
Technology and Operations and Chief
Customer Officer at Hewlett Packard
and Hewlett Packard Enterprise, and
has held senior executive positions at
Verizon and Boeing. John serves on
the boards of Sysco Corporation and
Illumio, Inc., and has previously
served on the boards of BNY Mellon,
DocuSign and the National Academy
Foundation.
Pam Kaur (60)
Group Chief Risk and
Compliance Officer
Pam was appointed Group Chief Risk
and Compliance Officer in 2021,
having been Group Chief Risk Officer
since 2020. She is a Director of the
Hongkong and Shanghai Banking
Corporation Limited. Since joining
HSBC in 2013, her roles included
Group Head of Internal Audit and
Head of Wholesale Market and Credit
Risk. Since qualifying as a chartered
accountant with Ernst & Young, Pam
held various senior audit, compliance,
finance and operations roles with
Deutsche Bank, the Royal Bank of
Scotland Group, Lloyds TSB and
Citigroup. She serves as a non-
executive Director of abrdn plc.
Bob Hoyt (59)
Group Chief Legal Officer
Bob joined HSBC as Group Chief
Legal Officer in January 2021. He
was previously Group General
Counsel at Barclays from 2013 to
2020. Prior to that, he was General
Counsel and Chief Regulatory Affairs
Officer for PNC Financial Services
Group. Bob has served as General
Counsel and Senior Policy Adviser to
the US Department of the Treasury
under Secretary Henry M. Paulson Jr,
and as Special Assistant and
Associate Counsel to the White
House under President George W.
Bush.
David Liao (51)
Co-Chief Executive,
The Hongkong and Shanghai
Banking Corporation Limited
David was appointed Co-Chief
Executive of the Asia-Pacific region in
2021. He is also a Director of the
Bank of Communications Co.,
Limited, and Hang Seng Bank
Limited. David joined HSBC in 1997,
with previous roles including: Head of
Global Banking Coverage for Asia-
Pacific; President and Chief Executive
of HSBC China; Head of Global
Banking and Markets, HSBC China;
and Treasurer and Head of Global
Markets, HSBC China.

HSBC Holdings plc	281
Nuno Matos (56)
Chief Executive Officer,
Wealth and Personal Banking
Nuno was appointed Chief Executive
Officer of Wealth and Personal
Banking in 2021. Since joining HSBC
in 2015 from Santander Group, he
has held various roles, most recently
as Chief Executive Officer of HSBC
Bank plc and HSBC Europe. He has
also held the positions of Chief
Executive Officer of HSBC Mexico
and Regional Head of Retail Banking
and Wealth Management for Latin
America. He is currently the
Chairman of MP Payments Group
Limited.
Michael Roberts (63)
Chief Executive Officer,
HSBC USA and Americas
Michael was appointed Chief
Executive Officer of HSBC USA when
he joined HSBC in 2019. He became
Chief Executive Officer of the
Americas with oversight responsibility
for Canada and Latin America in
2021. He is a Director of HSBC Bank
Canada; Director, President and Chief
Executive Officer of HSBC North
America Holdings Inc.; and Chairman
of HSBC Bank USA, N.A., HSBC USA
Inc and HSBC Latin America
Holdings (UK) Limited. Previously,
Michael spent over 30 years at
Citigroup in a number of senior
leadership roles, most recently as
Global Head of Corporate Banking
and Capital Management and Chief
Lending Officer.
Stephen Moss (57)
Regional Chief Executive Officer,
Middle East, North Africa and
Türkiye
Stephen was appointed Regional
Chief Executive Officer for the Middle
East, North Africa and Türkiye in
2021. He has held a series of roles in
Asia, the UK and the Middle East
since joining HSBC in 1992, including
as Chief of Staff to the Group Chief
Executive and overseeing the Group’s
mergers and acquisitions, and
strategy and planning activities.
Stephen is a Director of HSBC Bank
Middle East Limited, HSBC Middle
East Holdings B.V, HSBC Bank Egypt
S.A.E., HSBC Saudi Arabia and Saudi
Awwal Bank.
Surendra Rosha (55)
Co-Chief Executive,
The Hongkong
and Shanghai Banking
Corporation Limited
Surendra was appointed Co-Chief
Executive of the Asia-Pacific region in
2021. He is a Director of The
Hongkong and Shanghai Banking
Corporation Limited, HSBC Global
Asset Management Limited and
HSBC Bank Malaysia Berhad.
Surendra joined HSBC in 1991 and
has held several senior positions
within Global Banking and Markets,
including Head of Global Markets in
Indonesia and Head of Institutional
Sales, Asia-Pacific. He previously held
the position of Chief Executive for
HSBC India and Head of HSBC’s
financial institutions group for Asia-
Pacific.
Barry O’Byrne (48)
Chief Executive Officer,
Global Commercial Banking
Barry was appointed Chief Executive
Officer of Global Commercial Banking
in 2020, having served in the role on
an interim basis since August 2019.
He joined HSBC in 2017 as Chief
Operating Officer for Commercial
Banking. Before joining HSBC, Barry
worked at GE Capital for 19 years
where he held a number of senior
leadership roles, including Chief
Executive Officer and Chief Operating
Officer for GE Capital International.
John David Stuart
(known as Ian Stuart) (60)
Chief Executive Officer,
HSBC UK Bank plc
Ian has been Chief Executive Officer
of HSBC UK Bank plc since 2017,
having joined HSBC as Head of
Commercial Banking in the UK and
Europe in 2014. He has worked in
financial services for over 40 years,
previously holding roles at the Royal
Bank of Scotland Group and Barclays.
Ian holds an Honorary Masters and
Honorary Doctorate degree for his
services to the banking sector. He is a
member of the UK Finance Board, the
UK Investment Council and a
business ambassador for Meningitis
Now.
Additional members of the
Group Executive Committee
Noel Quinn
Georges Elhedery
Aileen Taylor
Biographies are provided on
pages 275 and 279.
Report of the Directors | Corporate governance report

282	HSBC Holdings plc
Board and senior management diversity
We value difference
Diversity and inclusion are embedded within the culture of HSBC. The Board remains committed to having an inclusive culture that recognises the importance of gender, social and ethnic diversity, and the benefits gained from different perspectives.
This section outlines the key diversity and inclusion metrics for Board members and executive management as at 31 December 2023. This includes tenure, age, skills and experience, as well as gender and ethnic representation.
Gender and ethnic diversity
The Financial Conduct Authority requires all listed companies to publish in their Annual Report and Accounts information on female and ethnic heritage representation on the Board and in senior management. The tables below outline the current gender and ethnic diversity of the HSBC
Holdings Board and executive management reflecting data gathered through self-identification.
Gender Ethnic diversity

	Board members			Executive management[2]
	Number	%	Number of senior positions[1]	Number	%
Male	8	53	4	15	79
Female	7	47	0	4	21
Other	—	—	—	—	—
Not specified/prefer not to say	—	—	—	—	—

	Board members			Executive management[2]
	Number	%	Number of senior positions[1]	Number	%
White British or other White (including minority-White groups)	10	67	4	13	69
Mixed/multiple ethnic groups	—	—	—	1	5
Asian/Asian British	3	20	—	3	16
Black/African/Caribbean/Black British	—	—	—	—	—
Other ethnic groups, including Arab	2	13	—	1	5
Not specified/prefer not to say	—	—	—	1	5
1  Senior positions on the Board comprise the Group Chairman, Group Chief Executive, Group Chief Financial Officer and Senior Independent non-executive Director.
2  Executive management comprises the Group Chief Executive, his direct reports, and the Group Company Secretary and Chief Governance Officer.

Board composition, tenure and age

2 Executive Directors	13 Non-executive Directors
1  Tenure of a non-executive Director is calculated by reference to the date of their election by shareholders following their appointment.
Skills and experience
The summary below provides an overview of the skills and
experiences held by the non-executive Directors on the Board. This is based on the current skills matrix, which is reviewed annually by the
Nomination & Corporate Governance Committee to ensure that the
Board has the skills and experience required to effectively discharge its duties and to support succession planning discussions. The skills and experiences of the newly appointed non-executive Directors are also included in the below extract.

HSBC Holdings plc	283

How we are governed
We are committed to high standards of corporate governance. The
Group has a comprehensive range of policies and procedures in place designed to help ensure that it is well managed, with effective oversight and controls.
Board and executive governance
The Board, led by the Group Chairman, is responsible among other matters for:
–promoting the Group’s long-term success and delivering
sustainable value to shareholders;
–establishing and approving the Group’s strategy and objectives, and monitoring the alignment of the Group’s purpose, strategy and values with the desired culture and standards;
–setting the Group’s risk appetite and monitoring the Group’s risk profile;
–approving and monitoring capital and financial resource plans for achieving strategic objectives, including material transactions;
–considering and approving the Group’s technology and
environmental, social and governance strategies;
–ensuring effective engagement with, and encouraging participation from, shareholders and other key stakeholders;
–approving the appointment and remuneration of Directors,
including Board roles;
–reviewing the Group’s overall corporate governance arrangements;
and
–providing entrepreneurial leadership of the Group within a
framework of prudent and effective controls.
The Board’s responsibilities are set out in a schedule of matters reserved within its terms of reference, which are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/
board-responsibilities. The Board’s powers are subject to relevant laws, regulations and HSBC’s articles of association.
The role of the independent non-executive Directors is to support the development of strategy, oversee risk, hold management to account and ensure the executive Directors are discharging their
responsibilities properly, while creating the right culture to encourage constructive challenge. Further details on the independence of the
Board can be found in the Nomination & Corporate Governance
Committee report on page 298. Non-executive Directors also review the performance of management in meeting agreed goals and
objectives. The Group Chairman meets with the non-executive
Directors without the executive Directors in attendance after Board meetings and otherwise, as necessary.
The roles of Group Chairman and Group Chief Executive are separate.
There is a clear division of responsibilities between the leadership of the Board by the Group Chairman, and the executive responsibility for day-to-day management of HSBC’s business, which is undertaken by the Group Chief Executive.
The majority of Board members are independent non-executive
Directors. At 31 December 2023, the Board comprised the Group
Chairman, 12 non-executive Directors, and two executive Directors who are the Group Chief Executive and the Group Chief Financial
Officer. As previously announced, David Nish will not stand for re-election at the Annual General Meeting (’AGM’) on 3 May 2024.
For further details of Board members' career backgrounds, skills, experience and external appointments, see their biographies on page 275, and for a breakdown of the diversity and skills of the Board and senior management, see page 283.
Operation of the Board
The Board is ordinarily scheduled to meet nine times a year. In 2023, the Board held 11 meetings. For further details on attendance at those meetings, see page 285. The Board agenda is agreed by the
Group Chairman, working with both the Group Chief Executive and the Group Company Secretary and Chief Governance Officer. For
further information, see ’Board matters considered and shareholder engagement’ on page 290.
The Group Company Secretary and Chief Governance Officer, the
Group Chief Risk and Compliance Officer and the Group Chief Legal
Officer are regular attendees at Board meetings. The non-executive
Chairman of The Hongkong and Shanghai Banking Corporation
Limited is also a regular attendee at most Board meetings. The chief executive officers of the three global businesses attend Board strategy discussions, and other senior executives attend Board meetings for specific items as required.
In addition, as agreed by the Board, the Board Oversight Sub-Group is called on an ad hoc basis where necessary. Such meetings are an informal mechanism for a smaller group of Board members and
management to discuss emerging issues and upcoming Board
matters. The Board Oversight Sub-Group was not convened in 2023.
Report of the Directors | Corporate governance report

284	HSBC Holdings plc
Board roles, responsibilities and meeting attendance
The table below sets out the Board members’ respective roles, responsibilities and attendance at Board meetings and the AGM in 2023. For a full description of key Board members’ responsibilities, see www.hsbc.com/who-we-are/leadership-and-governance/board-responsibilities.

Roles	Board attendance in 2023[1]	Responsibilities
Group Chairman Mark E Tucker[2,3]	12/12
–Provides effective leadership of the Board and promotes the highest standards of corporate governance practices.
–Leads the Board in providing strong strategic oversight and setting the Board’s agenda, culture and values.
–Leads the Board in challenging management’s thinking and proposals, and fosters open and constructive debate among Directors.
–Maintains internal and external relationships with key stakeholders, and communicates investors’ views to the
Board.
–Organises periodic monitoring and evaluation, including externally facilitated evaluation, of the performance of the
Board, its committees and individual Directors.
–Leads on succession planning for the Board and its committees, ensuring appointments reflect diverse cultures, skills and experiences.

Executive Director Group Chief Executive Noel Quinn[3]	12/12
–Leads and directs the implementation of the Group’s business strategy, embedding the organisation’s culture and values.
–Leads the Group Executive Committee with responsibility for the day-to-day operations of the Group, under authority delegated to him from the Board.
–Maintains relationships with key internal and external stakeholders including the Group Chairman, the Board, customers, regulators, governments and investors.
–Maintains responsibility and accountability for the Group’s and its employees’ compliance with applicable laws, codes, rules and regulations, good market practice and HSBC’s own standards.

Executive Director Group Chief Financial Officer Georges Elhedery[3,4]	12/12
–Supports the Group Chief Executive in developing and implementing the Group strategy, and recommends the annual budget and long-term strategic and financial resource plan.
–Leads the Finance function and is responsible for effective financial and regulatory reporting, including the effectiveness of the processes and controls, to ensure the financial control framework is robust and fit for purpose.
–Maintains relationships with key stakeholders including shareholders.

Non-executive Director Senior Independent Director David Nish[3,5,6]	10/12
–Supports the Group Chairman, acting as intermediary for non-executive Directors when necessary.
–Leads the non-executive Directors in the oversight of the Group Chairman, supporting the clear division of responsibility between the Group Chairman and the Group Chief Executive.
–Listens to shareholders’ views if they have concerns that cannot be resolved through the normal channels.

Non-executive Directors
–Develop and approve the Group strategy.
–Challenge and oversee the performance of management in achieving agreed corporate goals and objectives.
–Approve the Group’s risk appetite and review risk profile and performance.
–Contribute to the assessment and monitoring of culture.
–Maintain internal and external relationships with the Group’s key stakeholders.
-

Geraldine Buckingham[3,5]	12/12
Rachel Duan[3,5]	12/12
Dame Carolyn Fairbairn[3,5,6]	10/12
James Forese[3,5]	12/12
Ann Godbehere[4,5]	3/3
Steven Guggenheimer[3,5,6]	11/12
Dr José Antonio Meade Kuribreña[3,5,7]	12/12
Kalpana Morparia[3,4,5]	10/10
Eileen Murray[3,5,6]	11/12
Brendan Nelson[4,5]	3/3
Jackson Tai[3,5,6,8]	6/7
Swee Lian Teo[4,5]	2/2
Group Company Secretary and Chief Governance Officer Aileen Taylor
–Maintains strong and consistent governance practices at Board level and throughout the Group.
–Supports the Group Chairman in ensuring effective functioning of the Board and its committees, and transparent engagement between senior management and non-executive Directors.
–Facilitates induction and professional development of non-executive Directors.
–Advises and supports the Board and management in ensuring effective end-to-end governance and decision making across the Group.

1The total number of meetings comprised nine scheduled meetings, two ad hoc meetings and the AGM.
2The non-executive Group Chairman was considered to be independent on appointment.
3Attended the AGM on 5 May 2023.
4Georges Elhedery joined the Board effective 1 January 2023. Kalpana Morparia joined the Board effective 1 March 2023. Ann Godbehere and Brendan
Nelson joined the Board effective 1 September 2023. Swee Lian Teo joined the Board effective 1 October 2023.
5Independent non-executive Director. All of the non-executive Directors are considered to be independent of HSBC. There are no relationships or circumstances that are likely to affect any individual non-executive Director’s judgement. All non-executive Directors have confirmed their independence during the year.
6  Meetings held on 9 March 2023, 16 March 2023 and 8 November 2023 were called at short notice. Due to prior commitments Dame Carolyn Fairbairn was unable to attend on 9 March 2023, David Nish, Jackson Tai and Dame Carolyn Fairbairn were unable to attend on 16 March 2023, and David Nish and Steven Guggenheimer were unable to attend on 8 November 2023. Due to prior commitments Eileen Murray was unable to attend the Board meeting in September 2023.
7Dr José Antonio Meade Kuribreña was appointed as the independent non-executive Director with responsibility for workforce engagement on 1 June
2022. Further information can be found on page 293.
8Jackson Tai retired from the Board on 5 May 2023.

HSBC Holdings plc	285
Relationship between the Board and senior
management
The Board delegates day-to-day management of the business and implementation of strategy to the Group Chief Executive. The Group
Chief Executive is supported in his management of the Group by recommendations and advice from the Group Executive Committee
(’GEC’), an executive forum comprising members of senior
management that include chief executive officers of the global businesses and regions, as well as functional heads. For further details of the senior management team, see page 280.
All Directors are encouraged to have contact with management at all levels, and have full access to all relevant information. Visits to local business operations and meetings with local management are
arranged for the non-executive Directors when they attend Board meetings in different locations, and when travelling for other reasons.
Senior management often attend alongside Directors’ stakeholder engagements (see ’Board decision making and engagement with
stakeholders’ on page 20). The workforce engagement non-executive
Director attends the GEC on occasion to provide senior management with updates on workforce engagements carried out by the Board, including relevant Board observations. For further details, see ’Board stakeholder and workforce engagement’ on page 293.
Executive governance
The GEC promotes the tone from the top, set by the Board, across the organisation. This helps to ensure that our colleagues follow our values, and foster a culture that delivers against our purpose of opening up a world of opportunity. At its meetings, the GEC dedicates time to reflect on our purpose and values and how they are
demonstrated in the day-to-day course of business.
During 2023, the GEC undertook an extensive review of the Group’s strategy with a view to building upon its unique strengths. For further details of our strategy, see page 11.
The GEC has led and overseen the delivery of a number of strategic projects to simplify how we get things done, by identifying operating efficiencies, reducing complexity and optimising costs. The GEC will continue to focus on simplification throughout 2024.
The GEC’s operating rhythm helps to facilitate end-to-end governance between senior leadership and the Board.
The operating rhythm has the following three pillars:
–regular check-in meetings to review and discuss current and emerging trends and issues;
–a monthly meeting to review the performance of each of the
global businesses in principal geographical areas and legal entities, supported by the development and introduction of a new key
performance indicators architecture in 2023; and
–a strategy- and governance-focused meeting, which is generally held two weeks in advance of each Board meeting.
Separate committees have been established to provide specialist oversight for matters delegated to the Group Chief Executive and senior management. For further details of these committees, see page 288.
To further support our senior management, we have dedicated
corporate governance officers who support and advise legal entities, global businesses and global functions on our corporate governance practices. These corporate governance officers serve to strengthen the consistency and effectiveness of our end-to-end governance arrangements, and support connectivity and information sharing.
Subsidiary governance
We are committed to maintaining high standards of corporate
governance throughout the Group. All subsidiary boards and their respective businesses are required to have in place effective governance arrangements with regard to the businesses’ nature, size, location and the sectors in which they operate.
The subsidiary accountability framework
The subsidiary accountability framework aims to balance appropriate governance oversight by the Group with each subsidiary’s local legal and regulatory duties. The framework supports the Group in
promoting effective governance arrangements across its subsidiaries by:
–setting out high level principles to enhance communications and connectivity; and
–ensuring a shared and consistent understanding of the Group’s strategic objectives, culture and values.
The subsidiary accountability framework also focuses on ensuring that each subsidiary is led by an effective board with an appropriate balance of skills, diversity, experience and knowledge, having regard to the nature of the subsidiary’s business and local legal and regulatory requirements. Board composition of the Group’s
subsidiaries is kept under review as part of succession planning.
The framework is subject to periodic review by the Board and/or the
Nomination & Corporate Governance Committee and updated as
required to ensure it is aligned to best practice.
The role of principal subsidiaries
Certain subsidiaries are designated formally by the Board as principal subsidiaries. In addition to their obligations under their respective local laws and regulations, principal subsidiaries, supported by regional company secretaries, perform a critical role in ensuring effective and high standards of governance across the Group and in overseeing the implementation of the subsidiary accountability framework in the regions for which they are responsible.
Representatives from principal subsidiaries attend the Board and its committee meetings for relevant topics, including when the Board holds meetings outside of the UK. Chairs of the principal subsidiary risk and audit committees also regularly attend respective Group Risk
Committee and Group Audit Committee meetings. Attendance and participation at these committees enhance the subsidiary directors'
understanding of the challenges facing the Group and help to identify common challenges and share lessons learned. Such committee
participation supplements the regular reports, certifications and escalations from principal subsidiaries' boards and their committees to the Board and relevant committee(s) of the Board.
The Group Chairman also interacts regularly with the chairs of the principal subsidiaries, including through the Chairman’s Forum. The
Chairman’s Forum comprises the chairs of the principal subsidiaries and the chairs of the Group’s audit, risk and remuneration
committees, and where relevant, the Group Chief Executive, other non-executive Directors and relevant executive management,
advisers and/or external experts. In 2023, the Chairman’s Forum covered topics such as strategic business considerations, geopolitical issues, resolvability assessment requirements and separability, shareholder engagements, Group-wide connectivity of non-executive
Directors, key regulatory themes, ESG insights, employee
engagement and financial performance.
The Group Remuneration Committee Chair also hosted dedicated forums with chairs of principal subsidiaries to share key priorities for
2023 and the future. These sessions also provide an opportunity for review and input on proposed pay outcomes and allocation, before approval by the Group Remuneration Committee.
Report of the Directors | Corporate governance report

286	HSBC Holdings plc
The principal subsidiaries are:

Principal subsidiary	Oversight responsibility
The Hongkong and Shanghai Banking Corporation Limited	Asia-Pacific
HSBC Bank plc	Europe, Bermuda (excluding Switzerland and UK ring-fenced activities)
HSBC UK Bank plc	UK ring-fenced bank and its subsidiaries
HSBC Middle East Holdings BV	Middle East, North Africa and Türkiye
HSBC North America Holdings Inc.	US
HSBC Latin America Holdings (UK) Limited	Mexico and Latin America
HSBC Bank Canada[1]	Canada
1  On 29 November 2022, HSBC announced the sale of HSBC Bank
Canada to Royal Bank of Canada, subject to regulatory and
governmental approvals. On 21 December 2023, the Canadian Federal
Government’s Minister of Finance approved the sale, and the
transaction is expected to close in the first quarter of 2024.
Subsidiary director development
The Group is dedicated to supporting the continuing professional development of its subsidiary directors. In May 2023, a two-day non-
executive director summit was held in Hong Kong, which brought together over 100 non-executive directors from across the Group.
Connectivity was a key theme and attendees were reminded of the importance of the subsidiary accountability framework in driving consistent governance standards and ensuring connectivity and engagement across our non-executive director community. The
agenda included sessions on strategy and financial performance; Asia-
Pacific; subsidiary governance; the macroeconomic environment;
diversity and inclusion; sustainability; technology; finance; and risk.
The Bank Director Programme, launched in 2022, continues to
support subsidiaries with succession planning by developing and equipping internal talent to undertake internal non-executive director roles on subsidiary boards.
Following the success of the Bank Director Programme, a Bank Chair
Programme is being developed to ensure existing and prospective chairs of subsidiary boards and board committees have the requisite knowledge, skills and behaviours to be effective chairs.

HSBC Holdings plc	287
Board and Group Executive committees and working groups
The Board delegates oversight of certain audit, risk, remuneration, nomination and governance matters to its committees. Each standing
Board committee is chaired by a non-executive Director and has a remit to cover specific topics in accordance with their respective terms of reference. Only the Group Chairman and the independent non-executive Directors are members of Board committees. Details of the work carried out by each of the Board committees can be found in the respective committee reports from page 298.
The Chairman’s Committee provides the Board with the opportunity to consider ad hoc and routine matters between scheduled Board meetings. All Board members are invited to attend Chairman’s
Committee meetings.
As part of its ongoing review of the effectiveness of the Group’s governance arrangements, and in response to the findings from the
Board evaluation in 2023, the Board has decided to establish a new
Group Technology Committee to oversee the Group’s technology strategy and alignment with the overall Group strategy. The
committee, which will be in place from 1 March 2024, will have responsibility for areas where technology is fundamental to strategic delivery, including innovation, data and cyber risk frameworks. As a result, the Technology Governance Working Group, which was
established to support oversight of technology strategy, governance and emerging risks, will be demised from the same date. The terms of reference and membership of the Board committees are available at www.hsbc.com/who-we-are/leadership-and-governance/board-
committees.
The GEC has established a number of committees to support the
Group Chief Executive and senior management in their running of the business, and provide specialist oversight for matters delegated to them, including capital and liquidity, risk management, disclosure and financial reporting, restructuring and investment considerations, transformation oversight, ESG matters and talent and development.
These committees also help fulfil their responsibilities under the
Senior Managers and Certification Regime.
During 2023, new committees were established including the
Sustainability Execution Committee to provide greater oversight of
ESG matters. In addition, the Transformation Oversight Executive
Committee was demised and in its place the Change Prioritisation
Oversight Committee was formed. The committee provides oversight of the Group's change portfolio, focusing on investment oversight and prioritisation, as well as delivery and execution of ongoing initiatives across the Group.

Board Chair: Mark Tucker

Chairman’s Committee	Nomination & Corporate Governance Committee	Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Informal governance Board Oversight Sub- Group

Chair: Mark Tucker	Chair: Mark Tucker	Chair: David Nish[1]	Chair: James Forese	Chair: Dame Carolyn Fairbairn	Chair: Mark Tucker
	See page 298	See page 302	See page 310	See page 315	Technology Governance Working Group[2]
1  Brendan Nelson will be appointed as chair from 21 February 2024.
2  The Technology Governance Working Group will be demised on 1 March 2024. The Group Technology Committee will be established on the same date.
Co-Chairs: Eileen Murray and Steven Guggenheimer
Chairman’s Forum
Chair: Mark Tucker

Group Executive Committee Chair: Noel Quinn

Acquisitions and Disposals Committee	Group Disclosure and Controls Committee	Group People Committee	Group Risk Management Meeting	Holdings Asset and Liabilities Committee	Change Prioritisation and Oversight Committee	Environmental, Social and Governance Committee

Chair: Noel Quinn	Chair: Georges Elhedery	Chair: Elaine Arden	Chair: Pam Kaur	Chair: Georges Elhedery	Chair: Georges Elhedery	Co-Chairs: Celine Herweijer and Georges Elhedery
Sustainability Execution Committee
Co-Chairs: Celine Herweijer and Barry O’Byrne
Report of the Directors | Corporate governance report

288	HSBC Holdings plc
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
During 2023, Kalpana Morparia, Ann Godbehere, Brendan Nelson and
Swee Lian Teo were welcomed to the Board as non-executive
Directors. Biographies for each can be found from page 275.
The Group Company Secretary and Chief Governance Officer also helps to arrange and deliver the induction programme through formal briefings and introductory sessions with other Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered in the induction programme include, but are not limited to: purpose and values; culture and leadership;
governance and stakeholder management; Directors’ legal and
regulatory duties; recovery and resolution planning; anti-money laundering and anti-bribery; technical and business briefings; and
strategy.
The induction process is often initiated before appointment to allow each new Board member to contribute meaningfully from
appointment, such as in February 2023 when Kalpana Morparia joined the Board meeting as an observer before she was appointed to the
Board the following month. The structure of the induction supports good information flows within the Board and its committees, as well as between senior management and non-executive Directors,
providing a clear understanding of our culture and way of operating.
In January 2023, the Nomination & Corporate Governance Committee
agreed the proposed approach to Board training for the year. It was agreed that the training programme would include key topics relevant to the Directors' respective roles and recent developments, in areas such as corporate governance, recovery and resolution, and
technology. Where appropriate, the training sessions were facilitated by external presenters who were able to provide insights into geopolitical matters, macroeconomic issues and investor sentiment.
The training sessions were held as part of scheduled Board meetings to allow for in-person interactions as much as possible.
Directors were also issued routine training modules that all colleagues must complete annually. During 2023, this training covered topics including risk management, cybersecurity, sustainability, health, safety and well-being, financial crime, and data.
Non-executive Directors also discussed individual development areas with the Group Chairman as part of their ongoing performance discussions with regard to their contributions on the Board. The
Group Company Secretary and Chief Governance Officer makes
appropriate arrangements for any additional training needs identified using internal resources, or otherwise, at HSBC’s expense.
Members of Board committees receive relevant training as
appropriate. Further details on any specific training commissioned by
Board committees can be found in the respective committee reports.
Directors may take independent professional advice at HSBC’s expense.
Board Directors who serve on principal subsidiary boards receive training that is pertinent to circumstances and context relevant to those boards. Opportunities exist for the principal subsidiary committee chairs to share their understanding of specific areas with the Board Directors as part of the Chairman’s Forum. For further details, see ’The role of principal subsidiaries’ on page 286.

Directors’ induction and ongoing development in 2023
Director	Induction[1]	Strategy and business briefings[2]	Risk and control[3]	Corporate governance, ESG and other reporting matters[4]	Board global mandatory training[5]
Geraldine Buckingham	ô	●	●	●	●
Rachel Duan	ô	●	●	●	●
Georges Elhedery	●	●	●	●	●
Dame Carolyn Fairbairn	ô	●	●	●	●
James Forese	ô	●	●	●	●
Ann Godbehere[6]	●	●	●	●	●
Steven Guggenheimer	ô	●	●	●	●
José Antonio Meade Kuribreña	ô	●	●	●	●
Kalpana Morparia	●	●	●	●	●
Eileen Murray	ô	●	●	●	●
Brendan Nelson[6]	●	●	●	●	●
David Nish	ô	●	●	●	●
Swee Lian Teo[6]	●	●	●	●	●
Noel Quinn	ô	●	●	●	●
Mark Tucker	ô	●	●	●	●

●	Matter considered	ô	Matter not considered
1The induction programme was delivered through formal briefings and introductory sessions including topic-specific deep dives, with Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered included, but were not limited to: purpose and values; culture and leadership; governance and stakeholder management; Directors’ legal and regulatory duties; recovery and resolution planning; anti-
money laundering and anti-bribery; technical and business briefings; and strategy.
2Directors participated in business strategy, market development and business briefings, which are global, regional and/or market-specific. Examples of specific sessions held in 2023 included: ’Technology and the future of artificial intelligence’, ’WPB customer-centricity improvement plan’, and
’Investor sentiments’.
3Directors received risk and control training and briefings. Examples of specific sessions held in 2023 included: ’Recovery and resolution’ and ’Capital management’.
4Directors received training in Board meetings on: ’Board stakeholder engagement and management’ and various ESG development updates. Directors received additional training through their attendance at forums such as the Chairman's Forum, Remuneration Committee Chairs' Forum and the Non-
Executive Director Summit.
5Global mandatory training, issued to all Directors, mirrored training undertaken by all employees, including senior management. This included:
management of risk under the risk management framework; cybersecurity risk; health, safety and well-being; sustainability; financial crime, including understanding money laundering, terrorist financing, tax transparency, sanctions, fraud and bribery and corruption risks; our values, including workplace harassment; and data privacy and data literacy.
6Ann Godbehere and Brendan Nelson, who joined the Board effective 1 September 2023, and Swee Lian Teo, who joined the Board effective
1 October 2023, only participated in training modules that were available to them since their respective joining dates.

HSBC Holdings plc	289

Board matters considered and shareholder engagement
During 2023, the Board remained focused on HSBC’s strategic
direction, overseeing performance, and risk. It considered
performance against financial and other strategic objectives, key business challenges, emerging risks, business development, investor relations and the Group’s relationships with its stakeholders. The end-
to-end governance framework facilitated discussion on strategy and performance by each of the global businesses and across the principal geographical areas, which enabled the Board to support executive management with its delivery of the Group’s strategy.
Key areas of focus
The Board’s key areas of focus in 2023 are set out by theme below.
Strategy and business performance
The Group remains focused on building a sustainable platform for growth by increasing returns for investors, enhancing customer service, and creating capacity for future investment. The Board reviewed progress within the Group’s global businesses and regions against its four strategic pillars: Focus, Digitise, Energise and
Transition. At each Board meeting in 2023, the Board discussed the
Group’s strategic performance and opportunities to track strategic execution and delivery.
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
The Board takes overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution and associated reporting. The Board considered whether to establish a
Board committee dedicated to ESG issues, but instead decided that the best way to support the oversight and delivery of the Group’s climate ambition and ESG strategy was to retain governance at Board level. The GEC further enhanced its governance model of ESG
matters with the introduction of a new Sustainability Execution
Committee and supporting forums. These support senior
management in the operationalisation of the Group’s sustainability strategy, through the oversight of the sustainability execution programme. For further details of the Sustainability Execution
Committee and the sustainability execution programme, see page 88.
In 2023, the Board oversaw the implementation of ESG strategy through regular dashboard reports and detailed updates including:
review and approval of the net zero transition plan, deep dives on the sustainability execution programme, reviews of net zero-aligned policies and climate-aligned financing initiatives.
Financial decisions
The Board and its dedicated committees approved key financial decisions throughout the year, including the Annual Report and
Accounts 2022, the Interim Report 2023 and the first quarter and the third quarter Earnings Releases.
At the end of 2022, the Board approved the 2023 financial resource plan. The Board monitored the Group’s performance against the approved plan, as well as the plans of each of the global businesses.
The Board also approved the renewal of the various debt issuance programmes. In January 2024, the Board approved the financial resource plan for 2024.
The Board adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate. For the financial year 2023, the Group reverted to paying quarterly dividends, and achieved a dividend payout ratio of 50% of reported earnings per ordinary share (’EPS’),  in line with our published target for 2023 and 2024. EPS for this purpose excludes material notable items and related impacts, including the sale of our retail banking operations in France, the planned sale of the banking business in Canada and the acquisition of SVB UK. In addition to dividend payments, HSBC announced share buy-backs of up to
$2bn each on 2 May 2023 and 1 August 2023, and a further share buy-back of up to $3bn on 30 October 2023, bringing the total announced for 2023 to $7bn.
On 21 February 2023, an interim dividend of $0.23 per share for the
2022 full-year was announced, followed by interim dividends of $0.10 each on 2 May 2023, 1 August 2023 and 30 October 2023. For further details of dividend payments, see page 462.
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
–the Group’s risk appetite framework and risk appetite statement;
–the individual liquidity adequacy assessment process;
–the individual capital adequacy assessment process;
–the Group’s obligations under the Modern Slavery Act and
approval of the Modern Slavery and Human Trafficking Statement;
–review and approval of the self-assessment to address the BoE's
Resolvability Assessment Framework;
–review and approval of the Group’s risk data aggregation and risk reporting framework aligned to the Basel Committee on Banking
Supervision 239 Principles;
–review of the latest PRA Operational Resilience self-assessment regulatory submission;
–annual review and approval of the internal controls framework; and
–the revised terms of reference for the Board and Board
committees.
The Board also reviewed and monitored the implications of
geopolitical and macroeconomic developments during the year, both directly and by way of updates from the Group Risk Committee, and received regular updates on the Group's risk profile, including in relation to financial crime risk.
Technology
Throughout the year, the Board received detailed updates on
technology and innovation from the Group Chief Operating Officer, including on the implementation of the technology strategy and key strategic business initiatives.
Following a detailed update at the Board meeting in May 2023, at the
Board’s request, management engaged a third party professional services firm to review the technology strategy and provide industry and peer insights. The Board received a number of updates on the review during the second half of 2023, and recommendations were presented at the December 2023 Board meeting.
Members of the Board were also closely involved in the hiring process for the new Group Chief Information Officer, who will join the
Group at the end of February 2024.
Report of the Directors | Corporate governance report

290	HSBC Holdings plc
In addition, the Technology Governance Working Group continued to oversee the Group's governance of technology, and supported
connectivity with the principal subsidiaries on key technology initiatives. From 1 March 2024, the Technology Governance Working
Group will be demised and the Group Technology Committee will be established on the same date.
People and culture
The Board continued to dedicate time in its meetings to discuss people-related and culture-related issues, with these topics remaining an important part of its focus. Each scheduled Board meeting begins with a ’culture moment’, which helps to ensure that the right cultural tone is set from the top, and sets the right cultural tone for Board discussion. To help raise its awareness of employee and other stakeholder perspectives, Board meetings and dedicated reports feature insights into behaviours within the Group, which demonstrate alignment to its purpose and values. Board papers highlight relevant stakeholder considerations, including in connection with employees.
The Board also gains valuable cultural insights through its many personal interactions with the workforce and other stakeholders. For further details see ’Board decision making and engagement with stakeholders’ on page 20.
The Board also learns of people and culture matters by way of presentations at the Chairman’s Forum. The principal subsidiary chairs report on their respective approaches to workforce engagement as well as what they have learned from such engagements and other cultural insights. The Board also receives cultural insights from the all-
employee Snapshot survey and broader reporting, which provide key data indicators, including on people's behaviours, sentiment and business outcomes. Through the work of the committees, the Board is also able to monitor how the Group’s culture is working in practice by receiving people-related reports covering whistleblowing, conduct and investigations.
Board engagement with management and the wider workforce
continued to remain a strong area of attention, particularly with the ongoing activities carried out by the dedicated workforce engagement non-executive Director. For further details of the work carried out by the workforce engagement non-executive Director, see page 293.
Governance
The Board continued to oversee the governance, smooth operation and oversight of the Group and its principal and material subsidiaries, including monitoring compliance with the UK Corporate Governance
Code, the Hong Kong Corporate Governance Code and the
Companies Act 2006. Governance featured prominently in the Board agendas for the year and helped to shape strategic direction and decision taking on key issues. To see how the Board considered principal decisions in relation to our strategy, see ’Principal strategic decisions’ on pages 22 and 23.
The Board and senior management continued to support further improvements to various governance initiatives to encourage
simplification and promote effective decision making in the business.
Guidance and training for Board and committee paper templates took place across global businesses and functions throughout the course of the year to ensure a consistent approach for writing papers. In addition, to drive our simplification agenda, the Group-wide delegations of authority framework was reviewed and standardised, allowing for more efficient signing and execution of contracts and other documentation by directors and senior management across all entities.
In 2023, Jackson Tai retired as an independent non-executive
Director. On 1 January 2023, Georges Elhedery joined the Board as
Group Chief Financial Officer, and the following were appointed as independent non-executive Directors: Kalpana Morparia on 1 March
2023; Ann Godbehere and Brendan Nelson on 1 September 2023; and
Swee Lian Teo on 1 October 2023. The Board, supported by the
Nomination & Corporate Governance Committee, reviews the skills and experience of the Board on an ongoing basis. This ensures that the Board and its committees comprise the necessary skills, diversity, experience and competencies to discharge their responsibilities effectively. For further details of the review and changes to the Board, see the Nomination & Corporate Governance report on page 298. For further details of diversity of the Board, see page 283.

HSBC Holdings plc	291
Board engagements with shareholders
In 2023, the Group Chairman and Group Chief Executive held a Q&A session with retail shareholders as part of the Informal Shareholders’
Meeting in Hong Kong, and the Board held a Q&A session with
shareholders as part of the 2023 AGM in the UK. Board members remained responsive to shareholder requests, and were particularly active following the 2023 AGM poll vote result. They continued to engage in constructive dialogue with top investors, including Ping An
Asset Management Co. Ltd. The Group Chairman and the Senior
Independent Director, often with the Group Company Secretary and
Chief Governance Officer, engaged with a number of our large institutional investors in 16 meetings, including a large group gathering held with the members of The Investor Forum. The Group
Chief Executive and the Group Chief Financial Officer, together and separately, attended over 100 meetings with investors. Key topics included our financial performance, updates on strategy and market presence, geopolitical risks and the macroeconomic outlook in key geographies.
For further details of the Group Remuneration Committee Chair’s engagements with key investors and proxy advisory firms, and how they were taken into account by the Group Remuneration Committee in its decision making, see the Directors’ remuneration report on page 315.
For further details of how the Board engaged with shareholders during 2023, see ’Board decision making and engagement with
stakeholders’ on page 20.

Board matters considered in 2023
Main topic	Sub-topic	Meetings at which topics were discussed[1]
		Jan	Feb	Mar	May	Jun	Jul	Sep	Nov	Dec
Strategy	Group strategy	ô	●	●	●	●	●	●	●	●
	Regional strategy/global business strategy	●	●	●	●	●	●	●	●	●
	Environmental, social, governance	ô	●	●	●	●	●	●	●	●
Business and financial performance	Region/global business	●	●	ô	●	●	●	●	●	●
	Financial performance	●	●	●	●	●	●	●	ô	●
Financial	Results and accounts	●	●	ô	ô	ô	●	ô	ô	ô
	Dividends	●	●	ô	ô	ô	●	ô	ô	ô
	Group financial resource planning	ô	ô	ô	ô	●	ô	●	ô	ô
Risk	Risk function	●	●	ô	●	●	●	●	ô	●
	Risk appetite	●	ô	ô	ô	ô	●	ô	ô	ô
	Capital and liquidity adequacy	ô	ô	●	●	●	ô	ô	ô	ô
Regulatory	Regulatory and legal matters[2]	●	●	●	●	●	●	●	ô	●
	Regulatory matters with regulators in attendance[3]	ô	ô	ô	ô	●	ô	●	ô	ô
External	External insights	ô	ô	ô	ô	●	ô	●	ô	ô
Technology	Strategic and operational	●	ô	ô	●	ô	ô	●	●	●
People and culture	Purpose, values and engagement	●	●	ô	●	●	●	●	ô	●
Governance	Policies and terms of reference	ô	ô	ô	ô	ô	●	ô	ô	ô
	Board/committee effectiveness	●	ô	ô	ô	ô	●	ô	ô	●
	Appointment and succession	ô	●	●	ô	ô	●	●	ô	●
	Conflicts of interest	ô	●	ô	●	ô	●	●	ô	●
	Stakeholder/workforce engagement	ô	●	ô	●	●	●	●	ô	●
	Delegation of authority	●	●	ô	ô	ô	ô	●	ô	ô
	AGM and resolutions	●	●	●	●	ô	ô	●	ô	ô

●	Matter considered	ô	Matter not considered
1No Board meetings were held during April, August and October 2023.
2Includes recovery and resolution planning, modern slavery and human trafficking, UK regulatory activities, and listing authority renewals.
3Meetings attended by members of the Prudential Regulation Authority and the Financial Conduct Authority.
Report of the Directors | Corporate governance report

292	HSBC Holdings plc
Board stakeholder and workforce engagement
The Board is committed to engaging with colleagues, which takes place in a two-way dialogue in a variety of forums. This helps build the
Board’s understanding of key themes and topics that are important to the workforce.
Since his appointment as dedicated workforce engagement non-
executive Director in 2022, and in line with the Board's expectation of the role, José Meade has helped deliver a progressive programme of engagements throughout 2023. Outcomes from these engagements have helped inform discussions and decision making in the
Boardroom, by taking into account the employee voice on related key themes and topics.
His dedicated role does not preclude other Board members from engaging with the workforce. It remains the responsibility of all
Directors to consider diverse stakeholder views, including employees, across the Group.
For more examples of how the Board has engaged with the
workforce and other stakeholders, see ‘Board decision making and engagement with stakeholders’ on page 20.
Workforce engagement programme
A structured workforce engagement programme has been in place throughout 2023 with a focus on topics aligned to the Group’s four strategic pillars. The programme was structured around the Board’s priorities and agenda in 2023. These included in-person engagements when the Board travelled to different regions for Board meetings, which were highly valued by colleagues and Board members alike.
The engagements formed the bases of José Meade’s reports to the
Directors, aligned to key Board agenda items including those in the geographies in which the Board met. Further engagement events, town halls and meetings with the workforce were scheduled with
Board members based on their locality or coincidental travel throughout the year.
The engagement events were held both at scale and through more targeted dialogue in smaller groups, to accommodate the breadth of experience, geographical spread and range of seniority of our colleagues. These engagements were designed to promote open
dialogue and two-way discussions between the Board and
employees, allowing the Board to gain valuable insight on employee perspectives, and in turn inform its deliberations in decision making.

	February	March	May	June	July	September	November	December

	Cost of living crisis support	International Women’s Day	Pay, reward and performance	Strategy and performance	Branch visit	HSBC graduate insights	Mexico town hall	Hyderabad office event
	↓	↓	↓	↓	↓	↓	↓	↓

Audience	London-based colleagues	Group-wide colleagues	Group-wide colleagues	Managing Directors	Local branch colleagues	US-based graduates	Mexico and Latin America- based colleagues	Hyderabad and India-based colleagues

Location	London, UK	Various global and local events	Birmingham, UK, videoconference	Videoconference	Hong Kong	New York, US, and videoconference	Mexico City, Mexico, and videoconference	In person visit to Hyderabad, India office and videoconference

José Meade’s connectivity with the employee resource groups
formed part of the workforce engagement programme. He took part in the annual employee resource group summit in September to discuss his observations since taking on the workforce engagement role, and to hear feedback on how the Board could enhance support for employee resource groups. José also participated in meetings with the employee resource group to which he is aligned, UK Nurture.
This helped him better understand their successes, the value of the network and agree how often and through which means he would connect with his employee resource group in 2024.
During the year, the Board acknowledged that relevant aspects of
Board discussions on workforce engagement activities and matters, informed by the employee voice, needed to make their way back to management. In this way, relevant views could be taken into
consideration when progressing workforce-related matters at the executive level. To facilitate this, José Meade committed to attending the GEC and the Chairman’s Forum to discuss the key themes and outcomes from the 2023 workforce engagements. Feedback gained from the GEC session attended in November 2023 re-emphasised the value colleagues put on the two-way dialogue with Board members.
This feedback helped shape the 2024 workforce engagement
programme.
The Board also regularly considers other forms of employee
engagement to help be informed of initiatives and sentiment, and to plan for future engagement activities. The Chairman’s Forum, held in
December 2023, also discussed employee feedback gained through the Group’s principal subsidiaries. José Meade presented to the
Chairman’s Forum an overview of workforce engagement over the course of 2023 and key themes arising. He will continue to discuss workforce engagement with the GEC and the Chairman’s Forum
during 2024.

HSBC Holdings plc	293

Workforce engagement non-executive Director

"The value of Board-employee engagement is rooted in the Board’s openness to challenge and ability to adopt new approaches in response." Q&A with José Meade Workforce engagement non-executive Director

Q: Since being appointed as the workforce engagement non-executive Director in 2022, what insights have you gained?
A: When I reflect on the Board’s engagement with the
workforce over the year, I am proud of the evolution of our
approach since I took on the role. Having a dedicated
programme aligned to Board priorities over the course of the year has enabled me to report to the Board on the most
pertinent matters depending on our location and agenda. The
year 2023 was a very productive year with respect to engaging with our workforce. I met with a large number of our colleagues on a regular basis during the year, and each event has provided me with different and equally valuable insights. I have learnt the value colleagues place on having two-way dialogue with the
Board. Linked to this is our non-executive Director engagement with our employee resource groups. Each non-executive
Director is aligned to one of our employee resource groups, and we listened to feedback that a more structured approach to non-
executive Director engagement would be valuable during 2024.
As a result, we held dedicated meetings for non-executive
Directors to meet with their employee resource groups to agree the cadence for engagement and priorities in 2024.

Q: What are your reflections on the value of Board- employee engagement at HSBC?
A: Firstly, at every employee engagement event I attended
during the year, I was able to hear directly from our colleagues –
that is an irreplaceable and extremely valuable insight to gain as a non-executive Director. Having the employee voice in the
Boardroom is crucial in equipping Directors with important
context to better understand successes and challenges felt
throughout the Group. It then helps empower the Board to
make better recommendations and feedback to executive
management with employee sentiment front-of-mind. At one of
our branch visits, I was able to experience first-hand the level of care put into every single one of our clients, which was
extraordinary. Following the visit, we got great feedback from the branch team that they were grateful for our time in
recognising how our colleagues put customers at the centre of their work, and they said that our front-line staff were highly motivated by our kind words and encouragement.

The value of Board-employee engagement is rooted in the
Board’s openness to challenge and ability to adopt new
approaches in response. The key outcomes we get from all our engagement events are discussed not only in the Boardroom,
but with executive management and between our principal
subsidiaries as well. It is this circular communication that is so important to make sure not only is the employee voice heard, but it forms a backdrop for Board and executive discussions and decisions. For instance, it was interesting to hear from
graduates the importance of our hybrid working strategy to
them, which was seen as a differentiator compared with
competitors. Our Chairman’s Forum discussed each of our
regions’ respective workforce engagement programmes in
December, which was an invaluable session to understand
regional differences in sentiment and where subsidiary
Directors were focusing their time for 2024 activities.

Q: Where do you see opportunities for 2024?
A: We plan to build on the successes of 2023 and engage with more colleagues over the course of 2024. Our workforce
engagement plan will continue to be guided by our Board
priorities for the year and tightly aligned to our four strategic pillars. The plan incorporates, where possible, participation at colleague events already scheduled, which we will supplement with targeted engagement events. We also plan to enhance the visibility of management colleagues in critical roles or on
executive committee succession plans to boards across the
Group. Lastly, we will align Board member scheduled travel
plans to workforce engagement activities in various regions, as well as work to identify how to engage with the workforce in geographies where Board travel is not envisaged.

Mexico Town Hall, Mexico City, November 2023
"The insight and reflections provided by the speakers was extremely useful as we had a mixture of local and global level input."
Report of the Directors | Corporate governance report

294	HSBC Holdings plc
Workforce engagement non-executive
Director activities during 2023
In 2023, José Meade undertook a variety of engagements in his role including:

Mexico
–Attended the annual Leones event in Quintana Roo, Mexico. –Approximately 400 employees participated across businesses and functions. –This event recognised our top performers in HSBC Mexico.

Hong Kong
–Visited employees at the HSBC Hong Kong flagship branch
and the K11 Atelier Wealth Centre (which opened in October
2021 to provide high net worth wealth management
services) to understand their perspective on working life.

UK
–Participated in an in-person meeting with a small group of
local managers in London to discuss the cost of living crisis in the UK.
–The group discussed the support that HSBC had provided to
its employees in response, and considered ideas for further
support.

US
–Met with US-based graduates both in-person and virtually to hear the perceptions of the next generation of talent at
HSBC.
–Views were sought on topics such as expectation versus the
reality of what it is like to work at HSBC, personal
development opportunities and hybrid working successes
and challenges.

Türkiye
–Participated in an in-person meeting with a diverse group of colleagues to share experiences and views on socio- economic challenges, career development, and pay and performance.

Global employee resource group summit
–Attended the virtual annual employee resource group
summit and heard about the groups' leaders‘ successes,
challenges and their respective look ahead for 2024.
–Connected with employee resource group representatives
across multiple regions in the Group.

India
–Spent a day at our Hyderabad office learning about the
history of our presence in India and the impact of our global service centres, as well as discussing the future of the
workforce and how to create a supportive environment for
professional growth.
–Also participated alongside nearly 5,000 colleagues in a
‘Digitise’ town hall, which discussed HSBC’s digital strategy and the role played by colleagues in India.

Engagement highlights
Global Service Centre office visit, Hyderabad, December 2023

68	9,571
Virtual/physical sessions attended by non-executive Directors	Number of employees engaged virtually/physically

41	8,282
Virtual/physical sessions attended by workforce engagement non-executive Director	Number of employees engaged virtually/physically by workforce engagement non-executive Director

8	69%
Countries of engagement	Highest employee engagement survey response

HSBC Holdings plc	295

Board and committee effectiveness, performance and accountability
The Board and its committees are committed to regular, independent evaluation of their effectiveness. In 2023, the Board performance review comprised an externally facilitated evaluation in accordance with the UK Corporate Governance Code.
During 2023, the Nomination & Corporate Governance Committee
oversaw the process to appoint an independent service provider to evaluate the Board and its committees' effectiveness and
performance. The Group Chairman led a formal tender process, with the support of the Group Company Secretary and Chief Governance
Officer, which included a desktop review of proposals and a panel interview with prospective firms to discuss their approach to the evaluation. The panel interviews included the Group Chairman, three non-executive Directors, and the Group Company Secretary and Chief
Governance Officer.
Following this process, and based on the recommendation of the panel, the Nomination & Corporate Governance Committee appointed
Independent Board Evaluation (‘IBE’) to conduct the Board review in
2023. IBE is an independent external service provider with no other connection with the Group or any individual Directors.
Board effectiveness review format
A comprehensive brief was provided to IBE by the Group Chairman and Company Secretary and Chief Governance Officer. The review took the form of detailed interviews with every Board member, regular attendees of the relevant meetings and key advisers. IBE also observed the Board and its committees at the September 2023
meetings and reviewed the meeting materials.
A report was compiled by IBE based on the information and views supplied by those interviewed and IBE’s observations from the
September 2023 Board and committee meetings.
Board and committee evaluation process

Appointed IBE following competitive tender process
Evaluation brief provided to IBE
Board and committee meetings observed by IBE
One-to-one interviews conducted
Observations discussed with the Group Chairman, Board and committee chairs
Reports presented to the Board and committees and actions for 2024 agreed

The Board made good progress against all of the action points identified during the 2022 evaluation. In particular:
–Management developed a new key performance indicator
architecture relating to performance, execution and risk
management as well as other key value drivers.
–The Sustainability Execution Committee, a management forum, was established to provide greater focus and accountability for progress against the Group’s ESG deliverables and milestones.
–An independent review of the Group’s technology strategy was performed by a third party, with the outcomes, including lessons learned, and next steps discussed and agreed by the Board.
–The Board held focused sessions on prioritisation and
simplification.
–Stakeholder engagement plans were structured around the
Board’s visits to Paris, Hong Kong, New York and India during the year, and broader non-executive Director travel. These plans provided the Board with the opportunity to engage with the full spectrum of stakeholder groups, including employees. Further details of the Board’s engagement activities are detailed on page 21.
–Continued training and guidance was provided to key paper
authors and contributors to reinforce the importance of timely, balanced and accurate reporting to the Board.
Report of the Directors | Corporate governance report

296	HSBC Holdings plc
Findings and recommendations
Overall, the review concluded that the Board was performing well as an engaged, global governance body. The Group Chairman is regarded as an excellent leader of the Board, fostering a culture of openness, with encouragement for Board members to speak freely on any issue.
In particular, the effectiveness review highlighted that the Board performed well in various areas including:
–Stakeholder accountability: The Board takes its responsibilities towards stakeholders seriously, positively and sincerely.
–Board culture: The culture of the Board is regarded as a key strength. Preserving and sustaining this has been a key factor in considering candidates for appointment to the Board.
Communication is open and transparent.
–Relationship with senior management: Board members value the openness between, and access to, the senior management team.
–Committee chairs: Chairs of committees are well supported by the respective functional teams, including Risk, Finance, HR and
Corporate Governance and Secretariat.
–Board resources and support: The Board appreciates the strategic advice and counsel it receives on governance issues from the
Group Company Secretary and Chief Governance Officer and her
team.
IBE presented its report to the December 2023 Board meeting, and was present for the Board’s discussion, led by the Group Chairman, on the findings identified through IBE’s review. Among other recommendations for consideration that could strengthen the end-to-
end governance of the Board and its committees, the Board focused on the following three specific themes:
–Effecting change: A need for greater focus was identified in relation to the prioritisation of execution, with clearer and more timely progress reporting to the Board, in particular around challenges faced.
–Board information: Reporting to the Board requires more succinct narrative and relevant key performance indicators. It was reiterated that the Board would continue to hold the Group Chief Executive and members of the GEC accountable for the quality of reporting to the Board.
–Technology governance: Strengthened governance mechanisms
were agreed to support the Board’s review and challenge of
technology-related deliverables and monitoring of delivery against the Group-wide technology strategy.
Further details of the findings and agreed actions to be taken can be found in the table below. Completion of these actions will be monitored by the Board throughout 2024.
The additional areas of feedback gathered from members of the
Board and regular attendees will be taken forward at the discretion of the Group Chairman based on his determination of their impact on the overall effectiveness of the Board and its committees.
Similar discussions were led by each of the Board committee chairs in their respective January 2024 meetings. Progress against these actions will be included in the Annual Report and Accounts 2024.

Summary of 2023 Board effectiveness findings and recommendations for action:
	Findings from the evaluation	Agreed actions
Effecting change
–Although the Board is performing well, there are areas
where, working with management, enhancements could
be made to drive even greater value.
–This would reinforce a clear understanding of priorities
and enhanced clarity of management reporting,
particularly in relation to areas of challenge in, or delay to, execution of those key deliverables.
–Greater rigour was required in relation to the
communication of, accountability for, and execution
against the Board’s feedback.

–Consideration will be given to the frequency and format of
strategic updates to the Board.
–The Group Company Secretary and Chief Governance Officer will support the Group Chairman and committee chairs to ensure that there is enhanced consolidation of related discussion and actions across Board and the committees, including clearer articulation of expected outcomes.
–The Group Chief Executive will drive an increased focus in
addressing the Board’s feedback within the wider management
team.

Board information
–The volume of information provided to the Board and to
committee meetings during the year was a common
area of discussion during the review. Enhanced, dynamic
and well-timed reporting of information to the Board is
required.
–Although the Board welcomed the thoroughness of
management’s review of key performance indicators,
these required to be refined for Board purposes to
ensure better alignment with paper narrative to ensure a
clear, consistent basis for Board reporting.

–The Board has commissioned a training programme, to be
developed and delivered by the Group Company Secretary and
Chief Governance Officer, to further support senior leaders and other subject matter experts on reporting to, and interactions with, the Board.
–A condensed key performance indicators framework was approved by the Board at its meeting in January 2024 and will be cascaded throughout the Group by the Group Chief Executive, the Group
Chief Financial Officer and the Group Company Secretary and
Chief Governance Officer.

Technology governance
–Although the Board welcomed the important and
valuable role of the Technology Governance Working
Group, there is still more to do to develop a holistic
oversight of technology at Board-level.
–It was agreed that the future approach to oversight of
technology-related matters needed to complement the
existing responsibilities of the Board, Group Risk
Committee, Group Audit Committee and subsidiary
boards.

–A formal Board-level governance committee consisting of non-
executive Directors – the Group Technology Committee – will be established to provide oversight of technology-related matters across the Group. This will be chaired by Eileen Murray and take effect from 1 March 2024.
–The existing Technology Governance Working Group will be
demised at that time.

HSBC Holdings plc	297

Nomination & Corporate Governance Committee

"I am confident that the changes to the composition of the Board over the past year have further strengthened the Board’s collective knowledge and experience required to oversee, challenge and support management."

Mark E Tucker Chair Nomination & Corporate Governance Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2023
The Committee’s key responsibilities include:
–overseeing and monitoring the corporate governance framework of the Group and ensuring that this is consistent with best
practice;
–overseeing succession planning and leading the process for
identifying and nominating candidates for appointment to the
Board and its committees; and
–overseeing succession planning and development for the Group
Executive Committee and other senior executives.

Mark Tucker (Chair)	Oct 2017	9/9
Geraldine Buckingham	May 2022	9/9
Rachel Duan	Sep 2021	9/9
Dame Carolyn Fairbairn[1]	Sep 2021	8/9
James Forese	May 2020	9/9
Ann Godbehere[2]	Sep 2023	2/2
Steven Guggenheimer	May 2020	9/9
José Antonio Meade Kuribreña	Apr 2019	9/9
Kalpana Morparia[3]	Mar 2023	6/6
Eileen Murray[4]	Jul 2020	8/9
Brendan Nelson[2]	Sep 2023	2/2
David Nish	Apr 2018	9/9
Jackson Tai[5]	Apr 2018	5/5
Swee Lian Teo[6]	Oct 2023	1/1

1  Dame Carolyn Fairbairn was unable to attend the January meeting due to a prior commitment.
2  Ann Godbehere and Brendan Nelson joined the Committee on their appointments to the Board on 1 September 2023.
3  Kalpana Morparia joined the Committee on her appointment to the
Board on 31 March 2023.
4  Eileen Murray was unable to attend the September meeting due to a prior commitment.
5  Jackson Tai retired from the Board on 5 May 2023.
6  Swee Lian Teo joined the Committee on her appointment to the
Board on 1 October 2023.

I am pleased to present the Nomination & Corporate Governance
Committee report, which provides an overview of the Committee’s activities during 2023.
I signalled in last year’s report that succession for key roles on the
Board would be a priority for the Committee through 2023, and we announced in early December the successors for the roles of Senior
Independent Director and Chair of the Group Audit Committee. This
represented the culmination of considerable work by the Committee over a number of months.
As announced in December, David Nish confirmed his plans to retire from the Board at the conclusion of our AGM in May 2024. Brendan
Nelson will succeed David as Chair of the Group Audit Committee with effect from 21 February 2024, and Ann Godbehere will succeed him as Senior Independent Director with effect from the conclusion of the 2024 AGM. On behalf of the Board, I want to take this opportunity to thank David for his significant commitment and contribution to
HSBC, particularly in his role as Chair of the Group Audit Committee, and for the valuable counsel he has provided to the Board and to me personally. You can read more on the Committee’s work on these appointments later in this report.
We also welcomed Kalpana Morparia and Swee Lian Teo and,
together with Ann and Brendan’s appointments, I am confident that the changes to the composition of the Board over the past year have further strengthened its collective knowledge and experience required to oversee, challenge and support management.
As a result of the changes to the Board during 2023, our year-end
2023 target of at least 40% female representation was achieved. We are committed to maintaining this at or above 40% going forward.
More broadly, we remain committed to ensuring the compositions of the Board and senior management reflect the wider workforce and communities in which we operate, and you can read more on our efforts this year on page 350.
The annual review of the performance of the Board and its
committees is a critical part of ensuring that our governance practices are aligned with best practice and are working effectively.
Independent Board Evaluation conducted the 2023 review for the
Board and its committees, and its findings and agreed actions can be found on pages 296 to 297.
Report of the Directors | Corporate governance report | Board committees

298	HSBC Holdings plc
These actions included the decision to establish the Group
Technology Committee, which was discussed by the Committee.
Further information on this new Board-level committee is set out on page 288. In addition, the Committee reviewed the approach to the
Group’s governance of developing areas such as ESG and AI, and will continue to focus on whether these remain appropriate and forward-
looking as external standards and practices develop.
There have been numerous consultations issued over 2023, aimed at improving the effectiveness of the UK audit, governance and
regulatory regimes. Given their potential impact, the Committee received updates on these and their potential implications on governance arrangements. The Committee also reviewed and
provided input to the Group’s responses to relevant consultations, including the Financial Reporting Council's ('FRC') consultation on proposed revisions to the UK Corporate Governance Code. The
Committee continues to monitor potential future developments in the
UK, Hong Kong and elsewhere to ensure that the impact of any proposed governance and regulatory changes on HSBC and its
international operations is considered.
As we look ahead to the remainder of 2024, the Committee will look to oversee and enhance the succession pipeline at Board and senior management level, as well as efforts to deliver consistent standards of governance best practice across the Group.
Mark E Tucker
Group Chairman
Committee governance
The Group Chief Executive, the Group Chief Human Resources
Officer, and the Group Head of Talent routinely and selectively attended Committee meetings. The Group Company Secretary and
Chief Governance Officer attends all Committee meetings and
supports the Group Chairman in ensuring that the Committee fulfils its governance responsibilities.
Russell Reynolds Associates supported the Committee and the
management team in relation to Board succession planning and appointments. It also provides support to management in relation to senior management succession, development and recruitment. It regularly and selectively attended meetings during the year, and has no other connection with the Group or members of the Board.
Appointment and re-election of Directors
A rigorous selection process is followed for the appointment of
Directors. Appointments are made on merit and candidates are considered against objective criteria, and with regard to the benefits of a diverse Board. Appointments are made in accordance with HSBC
Holdings’ Articles of Association.
The Board may at any time appoint any person as a Director or secretary, either to fill a vacancy or as an additional officer. The Board may appoint any Director or secretary to hold any employment or executive office and may revoke or terminate any such appointment.
Non-executive Directors are appointed for an initial three-year term and, subject to continued satisfactory performance based upon an assessment by the Group Chairman and the Committee, are
proposed for re-election by shareholders at each AGM. They typically serve two three-year terms, with any individual's appointment beyond six years to be for a rolling one-year term and subject to thorough review and challenge with reference to the needs of the Board.
Where non-executive Directors are appointed beyond six years, an explanation will be provided in the Annual Report and Accounts.
Shareholders vote at each AGM on whether to elect and re-elect individual Directors. All Directors that stood for election and re-
election at the 2023 AGM were elected and re-elected by
shareholders.
Non-executive Director commitments
The terms and conditions of the appointments of non-executive
Directors are set out in a letter of appointment, which includes the expectations of them, and the estimated time required to perform their role. Letters of appointment of each non-executive Director are available for inspection at the registered office of HSBC Holdings.
Non-executive Directors serving on the Board and as a member of any committees are expected to serve up to 75 days per annum. The
Senior Independent Director is expected to serve an additional 30 days per annum. Those Directors who also chair a large committee are expected to commit up to 100 days per annum, with the Group
Risk Committee Chair expected to commit up to 150 days per annum.
Any additional time commitment required of non-executive Directors in connection with Board and committee activities is confirmed to them separately.
Board approval is required for any non-executive Director’s external commitments, with consideration given to their total time
commitments, potential conflicts of interest, and regulatory and investor expectations.

HSBC Holdings plc	299
Board composition and succession
During 2023, the compositions of the Board and its committees were reviewed, with assessments focused on the skills, knowledge and experience necessary to oversee, challenge and support management in the achievement of the Group’s strategic and business objectives.
The assessments were focused on the Board, both collectively and as individual members. The Committee discussed succession planning for key roles on the Board and committees, including the roles of
Senior Independent Director and Chair of the Group Audit Committee.
The recruitment process for the new Directors provided an
opportunity to add significant executive experience in banking. It also provided an opportunity to add deep business and cultural expertise across Asia that the Board had previously identified as a priority, and to meet our target for a woman to hold at least one of the senior
Board positions by the end of 2025. In line with these objectives, a list of potential candidates was identified and considered by the
Committee. Members of the Board, including the Group Chief
Executive and Group Chief Financial Officer, met with potential candidates and their feedback helped inform the Committee’s
discussions and recommendations to the Board. The Board then approved the Committee’s recommendations to appoint Kalpana
Morparia with effect from 1 March 2023, Ann Godbehere and
Brendan Nelson with effect from 1 September 2023, and Swee Lian
Teo with effect from 1 October 2023.
Kalpana Morparia and Swee Lian Teo each bring significant banking, risk and regulatory experience in Asia. Ann’s deep financial acumen and extensive financial services experience gained over a 30-year career, as well as her extensive large, public-listed company board experience as a non-executive director, makes her the right successor for the role of Senior Independent Director. Brendan’s UK and international financial expertise and significant experience as statutory audit partner, and as audit committee chair at UK-listed companies, as well as previously being President of the Institute of Chartered
Accountants of Scotland, will be particularly valuable in the leadership of the Group Audit Committee given the evolving audit, regulatory and disclosure environment in which the Group operates. Their
biographies can be found on pages 275 to 279.
Following the annual review of the Board skills matrix, the Committee remains focused on identifying candidates for future appointments with deep business and cultural expertise across Hong Kong and mainland China.
The Committee will continue to monitor the market during 2024 for potential candidates for appointment to the Board in both the short and medium term, to ensure that the Board has a pipeline of credible successors.
Neither Jackson Tai, who retired from the Board during the year, nor
David Nish, who is not offering himself for re-election at the 2024
AGM, have raised concerns about the operation of the Board or the management of the company.
Committee composition
As part of the decision to establish the Group Technology Committee, when reviewing the Committee composition, it was agreed that
Eileen Murray would be appointed as Chair, and Steven
Guggenheimer, Kalpana Morparia, Swee Lian Teo and Brendan
Nelson would be appointed as members of the Group Technology
Committee with effect from 1 March 2024.
The Committee also reviewed the composition of the Board
committees more broadly to ensure that these remained appropriate and diverse, with consideration of the Board diversity and inclusion policy while utilising the respective skills and expertise of the Board members as set out in the Board skills matrix on page 283. As a result, and in addition to the appointments of members to the Group
Technology Committee, it was agreed that Ann Godbehere would be appointed to the Group Audit Committee with effect from
21 February 2024.
Board diversity
The Board recognises the importance of gender, social and ethnic diversity, and the benefits diversity brings to Board effectiveness.
Diversity is taken into account when considering succession plans and appointments at both Board and senior management level, as well as more broadly across the Group. The Committee also
considered the diversity and representation on Board committees when reviewing their composition.
At the end of 2023, the Board had 47% female representation, with seven female Board members out of 15, ahead of the year-end 2025 target set by the FTSE Women Leaders Review. Ann Godbehere’s appointment as Senior Independent Director will mean the Board achieves the FTSE Women Leaders Review target that at least one of the senior Board positions of Chair, Chief Executive Officer, Senior
Independent Director or Chief Financial Officer is held by a woman. In accordance with the UK Listing Rules, the Board is on track to be compliant with these diversity targets and will be fully compliant with effect from the conclusion of the 2024 AGM. Beyond gender, the
Board continues to exceed the Parker Review target of having at least one Director of ethnic heritage. However, given the international nature of our business, including our heritage in Asia, the Board has set a target to maintain or improve the current representation of
Directors from a diverse ethnic heritage.
The Board’s diversity and inclusion policy was updated in December
2023. The policy confirms our commitment to, and also details the approach to achieving, our diversity ambitions. Further details on activities to improve diversity across senior management and the wider workforce, together with representation statistics, can be found from page 76. The Board's diversity and inclusion policy is available on
www.hsbc.com/who-we-are/leadership-and-governance/board-
responsibilities
Independence
Independence is a critical component of good corporate governance, and a principle that is applied consistently at both HSBC Holdings and subsidiary level. The Committee has delegated authority from the
Board in relation to the assessment of the independence of non-
executive Directors. In accordance with the UK and Hong Kong
Corporate Governance Codes, the Committee has reviewed and
confirmed that all non-executive Directors who have submitted themselves for election and re-election at the AGM are considered to be independent. This conclusion was reached after consideration of all relevant circumstances that are likely to impair, or could appear to impair, independence.
In line with the requirements of the Hong Kong Corporate
Governance Code, the Committee also reviewed and considered the mechanisms in place to ensure independent views and input are available to the Board. These mechanisms include:
–having the appropriate Board and committee structure in place, including rules on the appointment and tenure of non-executive
Directors;
–facilitating the option of having brokers and external industry experts in attendance at Board meetings during 2023, as well as having representatives from the Group’s key regulators attend
Board meetings in relation to specific regulatory items;
–ensuring non-executive Directors are entitled to obtain
independent professional advice relating to their personal
responsibilities as a Director at the Group’s expense;
–having terms of reference for each committee and the Board
provide authority to engage independent professional advisers;
and
–holding annual Board and committee effectiveness reviews, with feedback sought from members on the quality of, and access to, independent external advice.
Report of the Directors | Corporate governance report | Board committees

300	HSBC Holdings plc
Senior executive succession and
development
Following Georges Elhedery’s appointment as Group Chief Financial
Officer from 1 January 2023, the Committee monitored and received updates on his induction plan.
The succession plans for the Group Executive Committee members were approved by the Committee in December 2023. These reflect continued efforts to support the development and progression of diverse talent and promote the long-term success of the Group, with the gender diversity and proportion of Asian heritage successors improving year on year. The approval of succession plans included future internal and external succession options for the Group Chief
Executive, to ensure that the Committee has a robust and actionable plan when required. The Committee also reviewed longer-term
internal succession options for the Group Chief Executive to enable the Committee to interact more frequently with high potential and diverse talent in the Group.
The Committee continued to receive updates on the development of our talent programme within the Asia-Pacific region. Since its launch in 2020, significant progress has been made towards ensuring that we have a deeper and more diverse leadership bench-strength.
Succession plans are more robust, with greater diversity and good succession fulfilment outcomes.
Committee evaluation
The annual review of the effectiveness of the Board and Board committees, including the Committee, was conducted externally by
Independent Board Evaluation for 2023. It determined that the
Committee continued to operate effectively, with no specific actions identified for the Committee. Positive feedback was received on the effectiveness of the recruitment processes of new Board members and the succession planning for senior management.
Further details of the annual review of the Board and committee effectiveness can be found on pages 296 to 297.
Subsidiary governance
In line with the subsidiary accountability framework, the Committee continued to oversee the corporate governance and succession arrangements across the principal and material subsidiary portfolio.
The Committee also reviewed the succession plans for the principal subsidiary chairs to ensure future successors had the necessary skills and experience to effectively oversee and monitor delivery of the
Group’s strategic and business priorities within their territory, in accordance with the Group’s governance expectations.
Where a subsidiary was unable to fully comply with the subsidiary accountability framework, the Committee endorsed exceptions, where appropriate, subject to strong rationale, including consideration of local laws and regulations and market practice. Endorsement requests were also subject to thorough review and consideration by the Group Company Secretary and Chief Governance Officer in
advance of consideration by the Committee.
The Committee reviewed succession plans and oversaw compliance with the Group’s governance expectations of principal and material subsidiaries. The overall quality of succession plans has improved markedly over the past three years, with plans demonstrating a clear focus on strengthening boards’ overall diversity and experience, in line with strategic and business objectives.
The Committee continued to support and seek opportunities to enhance subsidiary connectivity, including through the Chairman’s
Forum and Remuneration Committee Chairs’ Forum, which regularly brought together the chairs of the principal subsidiaries to discuss common issues, and the Non-Executive Director Summit which
brought over 100 non-executive Directors together in Hong Kong in
May 2023.
Subsidiaries also provided opportunities for internal talent to serve on their boards, following the training that they received through the
HSBC Bank Director Programme. The Committee continues to
support and look for opportunities to enhance subsidiary connectivity through Non-Executive Director Summits and other engagement
forums.

Matters considered during 2023
	Jan	Feb	Mar	Apr	May	Jun	Jul	Sep	Dec
Board composition and succession
Board composition, including succession planning and skills matrices	●	●	●	●	●	●	●	●	●
Approval of diversity and inclusion policy	ô	ô	ô	ô	ô	ô	ô	ô	●
Executive talent and development
Senior executive succession	●	●	ô	ô	ô	●	●	●	●
Approval of executive succession plans	ô	ô	ô	ô	ô	ô	ô	ô	●
Talent programmes	ô	ô	ô	ô	ô	ô	●	ô	ô
Governance
Board and committee evaluation	●	ô	●	ô	ô	ô	●	ô	ô
Subsidiary governance	ô	ô	ô	ô	●	ô	●	●	●
Subsidiary and executive appointments	●	●	ô	ô	●	ô	●	ô	●

●	Matter considered	ô	Matter not considered

HSBC Holdings plc	301

Group Audit Committee

"Given the uncertain external environment, as well as HSBC's growth ambitions, the GAC will continue to play an important role in monitoring the effectiveness of the control environment."
David Nish Chair Group Audit Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2023[1]
The Committee’s key responsibilities include:
–monitoring and assessing the integrity of the financial
statements, formal announcements and regulatory information
in relation to the Group’s financial performance, as well as significant accounting judgements;
–reviewing the effectiveness of, and ensuring that management has appropriate internal controls over, financial reporting;
–reviewing management’s arrangements for compliance with
prudential regulatory financial reporting;
–reviewing and monitoring the relationship with the external auditor and overseeing its appointment, remuneration and
independence;
–overseeing the Group’s policies, procedures and arrangements for capturing and responding to whistleblower concerns and
ensuring they are operating effectively; and
–overseeing the work of Global Internal Audit and monitoring and assessing the effectiveness, performance, resourcing,
independence and standing of the function.

David Nish (Chair)	May 2016	10/10
Rachel Duan[2]	Apr 2022	9/10
James Forese[3]	May 2020	7/7
Eileen Murray[4]	Jun 2022	8/10
Brendan Nelson[5]	Sep 2023	4/4
Jackson Tai[6]	Dec 2018	3/3

1  These included two joint meetings with the Group Risk Committee
(‘GRC’) and the Technology Governance Working Group.
2  Rachel Duan was unable to join one meeting, a joint meeting with the GRC and Technology Governance Working Group, due to prior a commitment.
3  James Forese rejoined the GAC on 5 May 2023 following his appointment as GRC Chair.
4  Eileen Murray was unable to join two meetings due to prior commitments.
5  Brendan Nelson joined the GAC upon appointment to the Board with effect from 1 September 2023 and has been appointed GAC Chair with effect from 21 February 2024.
6  Jackson Tai retired from the GAC on 5 May 2023 upon his
retirement from the Board.

I am pleased to introduce the Group Audit Committee (‘GAC’) report setting out the key matters and issues considered in 2023.
As well as the GAC’s usual obligations for financial reporting and the associated control environment, the GAC spent significant time on the oversight of the Group's ESG disclosures and improvement of the
Group’s regulatory reporting, specifically assurance of the Group’s
ESG disclosures for the Annual Report and Accounts 2023 and the net zero transition plan and related policies, which were published in
January 2024.
Internal financial control also remained a key area of focus for the
GAC during 2023. This will continue to be a priority going ahead due to the need for a robust control environment given the ongoing the volume of regulatory- and strategy-driven change across the Group.
This included oversight of regulatory and accounting deliverables, such as the enhancement of Finance systems and controls and the progress in the implementation of Basel III.
Significant time was also spent at GAC meetings on the positioning and forward-looking financial guidance provided to the market as part of our financial reporting for both the current and prior year, notably in relation to returns, costs and expected credit losses (‘ECL’), including those associated with the Group’s exposure to the China corporate real estate market.
Given the uncertain external environment, as well as HSBC’s growth ambitions, the GAC will continue to play an important role in monitoring the effectiveness of the control environment in supporting sustainability of these ambitions.
The GAC continued to strengthen our relationships and understanding of issues at the local level through regular information sharing with the principal subsidiary audit committee chairs. This was
supplemented with regular meetings with the chairs to discuss key issues, and through their periodic attendance at GAC meetings. I also joined a number of principal subsidiary audit committee meetings throughout the year, which supported connectivity and information flows across the Group.
The Group’s whistleblowing arrangements continue to satisfy
regulatory obligations. I regularly met the whistleblowing team to discuss material whistleblowing cases, and the progress made in enhancing the Group’s whistleblowing arrangements.
The GAC’s performance and effectiveness were reviewed as part of the Board effectiveness review undertaken during the year. I was pleased that the review concluded that the GAC continued to operate effectively, with no material areas for improvement identified.
Finally, as announced on 6 December, Brendan Nelson will succeed me as Chair of the GAC following the publication of HSBC’s Annual
Report and Accounts 2023 on 21 February 2024. The Board has
determined that Brendan’s previous experience, notably as audit chair at NatWest and bp, makes him ideally suited to chair the GAC.
David Nish
Chair of the Group Audit Committee
Report of the Directors | Corporate governance report | Board committees

302	HSBC Holdings plc
Committee governance
The Committee operates under delegated authority from the Board, and advises the Board on matters concerning the Group’s financial reporting requirements. The Committee Chair reports on the key matters and discussions at the subsequent Board meeting, and the
Board also receives copies of the Committee agendas and minutes.
This supports the Board's oversight of the work carried out by management, Global Internal Audit and PricewaterhouseCoopers LLP
(‘PwC‘), as the Group’s statutory auditor.
The Nomination & Corporate Governance Committee has confirmed that each member of the Committee is independent according to the criteria from the US Securities and Exchange Commission; and the
Committee and individual members continue to possess competence relevant to the banking and broader financial services sector in which the Group operates. The Board has determined that David Nish,
Brendan Nelson and Eileen Murray are the audit committee ‘financial experts’ for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK and Hong Kong Corporate Governance Codes.
The Committee Chair continued to engage with various key
stakeholders, including regulators such as the UK’s PRA and the
Financial Reporting Council, to understand their views, key themes and areas of focus within the broader financial services sector. These included trilateral meetings involving the Group’s external auditor,
PwC, and the PRA.
The Group Chief Executive, Group Chief Financial Officer, Global
Financial Controller, Group Head of Internal Audit, Group Chief Risk
and Compliance Officer, Group Company Secretary and Chief
Governance Officer and other members of senior management
routinely attended meetings of the GAC. The external auditor attended all meetings.
The Chair holds regular meetings with management, Global Internal
Audit and PwC, as the external auditor, to discuss relevant items as they had arisen during the year outside the formal Committee process. The Committee also regularly meets with the internal and external auditors, without management present. Private discussions are also held with relevant members of senior management, including the Group Chief Financial Officer and Group Chief Risk and
Compliance Officer.

Matters considered during 2023
	Jan	Feb	Apr	Jun	Jul	Sep	Oct	Dec
Reporting
Financial reporting matters including:
– review of financial statements, ensuring that disclosures are fair, balanced and understandable
– significant accounting judgements
– going concern assumptions and viability statement
– supplementary regulatory information

ESG and climate reporting
Regulatory reporting-related matters including:
–oversight of the Group's engagement with PRA-requested skilled person reviews
–reports from the principal subsidiaries on progress and learnings in relation to their local remediation efforts
–adequacy of resources across Finance and other SME teams to deliver the Group-wide remediation programme

Certificates from principal subsidiary audit committees	ô		ô	ô		ô	ô	ô
Control environment
Control enhancement programmes
Group transformation	ô	ô	ô	ô			ô	ô
Review of deficiencies and effectiveness of internal financial controls
Internal audit
Reports from Global Internal Audit				ô		ô
Audit plan updates, independence and effectiveness				ô		ô
External audit
Reports from external audit, including external audit plan
Appointment, remuneration, non-audit services and effectiveness					ô
Compliance
Accounting standards and critical accounting policies	ô		ô	ô		ô
Corporate governance codes and listing rules	ô		ô	ô		ô	ô	ô
Whistleblowing
Whistleblowing arrangements and effectiveness	ô		ô	ô	ô		ô

●	Matter considered	ô	Matter not considered
How the Committee discharged its responsibilities
Financial, ESG and climate reporting
The GAC is responsible for reviewing the Group’s financial reporting during the year, including the Annual Report and Accounts, Interim
Report, quarterly earnings releases, analyst presentations and Pillar 3 disclosures.
Furthermore, as an area of expanded assurance, the GAC, supported by the executive-level ESG Committee, provided close oversight of the disclosure risks in relation to ESG and climate reporting, amid rising stakeholder expectations.
As part of its review, the GAC:
–reviewed the narrative commentary on our financial and non-
financial performance to ensure it remained fair, balanced and understandable;
–challenged and evaluated management’s application of critical accounting policies and material areas in which significant
accounting judgements were applied;
–gave particular regard to the analysis and measurement of IFRS 9
ECL, including the key judgements and management adjustments made in relation to the forward economic guidance, underlying economic scenarios and reasonableness of the weightings, as well as modelling and adjustments;
–focused on preparation for disclosures to ensure these were consistent, appropriate and acceptable under the relevant financial and governance reporting requirements;

HSBC Holdings plc	303
–tracked and monitored developments relating to the strategy and scope of ESG and climate disclosures, in particular the assurance related to the Group’s net zero transition plan, which was
published at the end of January 2024. The GAC also focused on internal and external assurance within ESG reporting in line with wider market developments to ensure ESG and climate
disclosures were materially accurate and consistent;
–tracked and monitored the delivery against the external audit plan;
–provided advice to the Board on the form and basis underlying the long-term viability statement; and
–considered the key performance metrics related to strategic priorities, and ensured that the performance and outlook
statements reflected the risks and uncertainties appropriately.
We also received independent third-party limited standalone
assurance on the Group’s climate reporting. Further details can be found in ’Assurance relating to ESG data’ on page 43.
In conjunction with the GRC, the GAC considered the current position of the Group, along with the emerging and principal risks, and carried out a robust assessment of the Group’s prospects. This assessment informed the GAC’s recommendation to the Board on the Group’s long-term viability. The GAC also undertook a detailed review before recommending to the Board that the Group continues to adopt the going concern basis in preparing the annual and interim financial statements. Further details can be found on page 40.
Fair, balanced and understandable
Following review and challenge of the disclosures, the Committee recommended to the Board that the Annual Report and Accounts, taken as a whole, were fair, balanced and understandable. These provided the shareholders with the necessary information to assess the Group’s position and performance, business model, strategy and risks facing the business, including in relation to the increasingly important ESG considerations.
The Committee reviewed the draft Annual Report and Accounts 2023 and results announcements to provide feedback and challenge to management. It was supported by the work of the Group Disclosure and Controls Committee, which also reviewed and assessed the
Annual Report and Accounts 2023 and investor communications.
This work enables the GAC to discharge its responsibilities and support the Board in making the statement required under the UK and
Hong Kong Corporate Governance Codes.
Internal controls
Regular updates and confirmations are provided to the GAC on the action management takes to remediate any failings or weaknesses identified through the operation of the Group’s framework of internal financial controls. This is supplemented by reviews of these controls by the second line of defence and internal audit, and the external auditors, who provided additional comfort to the Committee on the effectiveness of these controls. These reviews confirmed that there were no material weaknesses as at the year-end.
These updates included the Group’s work on compliance with section
404 of the Sarbanes-Oxley Act. Based on this work, the GAC
recommended that the Board support its assessment of the internal controls over financial reporting.
The GAC continues to focus on controls over the Group's insurance business following the implementation of the IFRS 17 ‘Insurance
Contracts‘ accounting standards. This will remain a focus through
2024, with the GAC scheduled to receive further updates on the control environment for this business and in relation to the change programme more generally through the first half of 2024.
For further details of how the Board reviewed the effectiveness of key aspects of internal control, see page 348.
Regulatory reporting
Regulatory reporting has been a key priority for the Committee over recent years, and will continue to be a priority for 2024. The
Committee is focused on monitoring the programme of work to
address the quality and reliability of regulatory reporting to meet regulatory expectations.
The Committee approved the Integrity of Regulatory Reporting programme, management’s strategy for remediation of deficiencies in relation to the Group's regulatory reporting governance, process and controls. The Committee also provided oversight of the Group's engagement with PRA-requested skilled-persons reviews including the initiation of a review of the sustainability of the Group’s ongoing remediation efforts for regulatory reporting, which commenced in
2023 for an initial period to 31 December 2025. Regular updates will be provided to the Committee by the skilled person throughout the course of their review.
Management provided updates on the status of ongoing HSBC-
specific external reviews, and discussed the issues and themes identified from the increased assurance work and focus on regulatory reporting. The GAC also discussed root cause themes, remediation of known issues and new issues identified through the increased assurance work and focus on regulatory reporting. The Committee challenged management on remediation plans, to ensure there was a sustainable reduction in issues and that dependencies with other key programmes were well understood.
The Committee Chair initiated a schedule under which certain principal subsidiary audit committee chairs, chief executive officers and chief financial officers attended GAC meetings to share progress and learnings in relation to their local remediation efforts.
Further details can be found in the ‘Principal activities and significant issues considered during 2023’ table on page 307.
Adequacy of resources
The Committee is responsible, under the Hong Kong Listing Rules, to annually assess the adequacy of resources of the accounting, internal audit, financial reporting and ESG performance and reporting functions. It also monitored the legal and regulatory environment relevant to its responsibilities.
The Committee determined that each of the functions provided thorough information with regards to people capacity and capability and endorsed the annual update to the Board.
In recognition that the enhancement of the Group’s regulatory reporting processes and controls was a priority for both the
Committee and the Group’s regulators, the GAC also considered the adequacy of regulatory reporting resources as part of the year-end activities.
Connectivity with principal subsidiary audit committees
The Committee recognises the importance of strong connectivity and alignment with principal subsidiary audit committees. The
mechanisms to support this are well established and continued to operate effectively during the year.
This included information sharing and targeted collaboration between audit committee chairs and management to ensure there was
appropriate focus on the local implementation of programmes. During
2023 this included a particular focus on regulatory reporting, with the subsidiary audit committee chairs, chief executive officers and chief financial officers, attending Committee meetings to update on progress, share local challenges, and areas of focus with the
Committee.
In addition to the Chair's regular meetings with the audit chairs of the
Group’s UK, European, US and Asian principal subsidiaries, and their attendance at Committee meetings for reference items, escalations were received by the Committee for its information and action.
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
External auditor
The GAC has the primary responsibility for overseeing the relationship with the Group’s external auditor, PwC. The GAC undertook a formal competitive tender process for the Group’s statutory audit during
2022 following PwC’s appointment for the Annual Report and
Report of the Directors | Corporate governance report | Board committees

304	HSBC Holdings plc
Accounts 2015. This process concluded that PwC would remain as the statutory auditor, which was announced in January 2023. As part of the tender process, PwC committed to a number of initiatives to enhance the effectiveness and efficiency of the Group audit, and progress against these is reported to the Committee on a regular basis to allow these to be monitored.
PwC completed its ninth audit, providing robust challenge to management and sound independent advice to the Committee on
specific financial reporting judgements and the control environment.
The senior audit partner is Scott Berryman who has been in the role since 2019. It was announced during 2023 that Matthew Falconer would become the senior audit partner from 2024 as part of the rotation of auditors. The Committee reviewed the external auditor’s approach and strategy for the annual audit and received regular updates on the audit, including observations on the control
environment. Key audit matters discussed with PwC are set out in its report on page 354.
Following the publication of the Financial Reporting Council's (‘FRC’)
Audit Committee and the External Audit: Minimum Standard (’the
Standard’) during 2023, the Committee confirmed that all
requirements of the standard have been complied with.
External audit plan
The GAC reviewed the PwC external audit approach, including the materiality, risk assessment and scope of the audit. PwC highlighted the changes being made to its approach to enhance the quality and effectiveness of the audit. PwC’s plan supports its, and the GAC's, focus on audit quality through standardisation, centralisation and the use of technology. The GAC has questioned PwC on its plans to utilise more digital solutions on the HSBC audit, and updates on this will be provided through 2024.
Effectiveness of external audit process
The GAC assessed the effectiveness of PwC as the Group’s external auditor, using a questionnaire that focused on the overall audit process, its effectiveness and the quality of output.
In addition, the GAC Chair, certain principal subsidiary audit chairs and members of the Group Executive Committee met with the  Senior
Audit Partner to discuss findings from the questionnaire and provide in-depth feedback on the interaction with the PwC audit team.
PwC highlighted the actions being taken in response to the HSBC effectiveness review, including the development of audit quality indicators. These provide a balanced scorecard and transparent reporting to the GAC on the work of both HSBC teams and PwC
during the course of the audit. These audit quality indicators focused on the following areas:
–findings from inspections across the Group and regulators on PwC as a firm;
–the hours of audit work delivered by senior PwC audit team
members, the extent of specialist and expert involvement, delivery against agreed timetable and milestones and the use of
technology;
–any new control deficiencies in Sarbanes-Oxley locations,
proportion of management identified deficiencies and delivery of audit deliverables to agreed timelines; and
–matters occurring in PwC's global network that could be relevant to the audit of HSBC.
Specifically in 2023, PwC reported to the GAC on the recommended actions taken in response to the independent review of governance, culture and accountability that was undertaken by Dr Ziggy
Switkowski AO, as well as further detail on audit quality controls across PwC’s global operations.
The GAC receives regular updates from PwC and management on
performance across the audit quality indicators, which provides wider visibility of ongoing and emerging issues. The GAC requested that these indicators included metrics in relation to PwC's IT security, reflecting the significant volume of information that is shared between HSBC and PwC as part of the audit activity.
There were no breaches of the policy on hiring employees or former employees of the external auditor during the year. The external auditor attended all Committee meetings and the GAC Chair
maintains regular contact with the senior audit partner and his team throughout the year.
The FRC’s Quality Review team routinely monitors the quality of the audit work of certain UK audit firms through inspections of sample audits and related quality processes. PwC was reviewed on the audit of our financial reporting for the 2022 financial year. The Chair had discussions with the FRC as part of the process, and also discussed the outcome of the inspection with the Senior Audit Partner and the other members of the Committee. The Committee was pleased with the outcome of the inspection, which reported no key findings as well as a number of specific examples of good audit practice.
Independence and objectivity
The Committee assessed any potential threats to independence that were self-identified or reported by PwC. The GAC considered PwC to be independent and PwC, in accordance with professional ethical standards and applicable rules and regulations, provided the GAC with written confirmation of its independence for the duration of 2023.
The Committee confirms it has complied with the provisions of The
Statutory Audit Services for Large Companies Market Investigation
(Mandatory Use of Competitive Tender Processes and Audit
Committee Responsibilities) Order 2014 for the financial statements.
Following the recommendation to reappoint PwC as the auditor, the associated resolutions concerning the reappointment and the audit fee for 2023 were approved at the 2023 AGM by the shareholders of the Group.
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
The non-audit services carried out by PwC included 64 engagements approved during the year where the fees were over $100,000 but less than $1m. Global Finance, as a delegate of the GAC, considered that it was in the best interests of the Group to use PwC for these services because they were:
–audit-related engagements that were largely carried out by
members of the audit engagement team, with the work closely
related to the work performed in the audit;
–engagements covered under other assurance services that require obtaining appropriate audit evidence to express a conclusion designed to enhance the degree of confidence of the intended users other than the responsible party about the subject matter information;
–other permitted services such as advisory attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end users; or
–required or permitted by local regulators to be performed by the external auditor.
Eight engagements during the year were approved where the fees exceeded $1m. These were mainly engagements required by the
regulator and incremental fees related to previously approved engagements, including the provision of independent assurance reports on global controls for 2023.

	2023	2022
Auditors‘ remuneration	$m	$m
Total fees payable	155.9	148.1
of which fees for non-audit services	46.1	50.5
Ratio of non-audit fees to audit fees[1]	42.0%	51.7%
1  The calculation is on a simple ratio and is not based on FRC guidance on non-audit fees ratio thresholds.

HSBC Holdings plc	305
Whistleblowing and speak-up culture
An important part of HSBC’s values is speaking up when something does not feel right. HSBC remains committed to ensuring colleagues have confidence to speak up and acting when they do. A wide variety of channels are provided for colleagues to raise concerns, including the Group’s whistleblowing channel, HSBC Confidential (see page 94 for further information).
The Board has delegated responsibility to the GAC to oversee the effectiveness of HSBC’s whistleblowing procedures. The Chair of the
GAC is a Group Senior Manager (SMF7), and has a prescribed
responsibility as the whistleblowers’ champion, to ensure integrity of
HSBC’s policies on whistleblowing and protecting those who report concerns. As part of his responsibility, the GAC Chair reports to the
Board on the GAC’s oversight of whistleblowing as part of his regular reporting updates.
The Group Head of Regulatory Compliance regularly updates the GAC on whistleblowing effectiveness, including controls assessments and internal audit findings. The Committee is briefed on culture and conduct risks from whistleblowing cases and actions taken.
In 2023, the GAC received updates on topics such as cultural insights from internal HR-led investigations relating to matters reported through HSBC Confidential. Reports were also provided on the actions taken to support different functional areas collaborate post-
investigation. The Chair met with the Group Head of Conduct, Policy and Whistleblowing for briefings on significant whistleblowing matters. In 2024, the GAC will continue to receive briefings on these actions and the ongoing efficiency of the HSBC Confidential channel.
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
Global Internal Audit is free from interference by any element in the organisation, including on matters of audit selection, scope, procedures, frequency, timing, or internal audit report content. The
Group Head of Internal Audit reports to, and meets frequently with, the Chair of the GAC. In addition, in 2023, there was more interaction between Global Internal Audit senior management and the members of the GAC, aimed at increasing knowledge and awareness of the audit universe and existing and emerging risks identified by Global
Internal Audit. Global Internal Audit adheres to The Institute of Internal
Auditors’ mandatory guidance.
Consistent with previous years, the 2024 audit planning process includes assessing the inherent risks and strength of the control environment across the audit entities representing the Group. Results of this assessment are combined with a top-down analysis of risk themes by risk category to ensure that themes identified are addressed in the annual plan. Audit coverage is achieved using a combination of business and functional audits of processes and controls, risk management frameworks and major change initiatives, as well as regulatory audits, investigations and special reviews. In addition to the ongoing importance of regulatory-focused work, key risk theme categories for 2024 audit coverage remain as: strategy, governance and culture; financial crime, conduct and compliance;
financial resilience; and operational resilience. A quarterly continuous monitoring assessment of key risk themes will form the basis of thematic reporting and plan updates and will ultimately drive the 2025 planning process.
In 2024, Global Internal Audit’s new or heightened areas of coverage are: transformation including regulatory change; people capacity and capability; ESG; material regulatory obligations; Consumer Duty implementation; retail and wholesale credit risk management;
Basel III; regulatory reporting; treasury; operational resilience;
enterprise-wide risk management; model risk management; machine learning and artificial intelligence; data management and technology.
In addition, Global Internal Audit will continue its programme of culture audits to assess the extent that behaviours reflect HSBC’s purpose, ambition, values and strategy, and expand its coverage of franchise audits for locally significant countries. The annual audit plan and material plan updates made in response to changes in the
Group’s structure and risk profile are approved by the GAC.
The results of audit work, together with an assessment of the
Group’s overall governance, risk management and control framework and processes are reported to the GAC, GRC and local audit and risk committees, as appropriate. This reporting highlights key themes identified through audit activity, and the output from continuous monitoring. This includes business and regulatory developments and an independent view of emerging and horizon risk, together with details of audit coverage and any required changes to the annual audit plan. Based on regular internal audit reporting to the GAC, private sessions with the Group Head of Internal Audit, the Global
Professional Practices annual assessment and quarterly quality assurance updates, the GAC is satisfied with the effectiveness of the
Global Internal Audit function and the appropriateness of its resources.
Executive management is accountable for addressing the matters raised by Global Internal Audit, which must be addressed within an appropriate and agreed timetable. Confirmation to this effect must be provided to Global Internal Audit, which validates closure on a risk basis.
Global Internal Audit maintains a close working relationship with
HSBC’s external auditor, PwC. The external auditor is kept informed of Global Internal Audit’s activities and results, and is afforded free access to all internal audit reports and supporting records.
Report of the Directors | Corporate governance report | Board committees

306	HSBC Holdings plc

Principal activities and significant issues considered during 2023
Areas of focus	Key issues	Conclusions and actions
Financial and regulatory reporting
Environmental, social and governance
(‘ESG’) reporting
The Committee considered
management’s efforts to enhance ESG
disclosures and associated verification and
assurance activities, with a specific focus
on the net zero transition plan and climate-
related disclosures made in this
Form 20-F.

The Committee considered ESG disclosures for the Annual Report and Accounts 2023 in detail, to ensure these were fair and balanced, and were also transparent on the challenges faced and aligned with the Group's progress in the embedding of sustainable and climate-related policies across the business.
The Committee also focused on the evolution of the control environment for ESG disclosures, particularly data sourcing and policy adherence. Management provided updates on additional assurance performed over these disclosures while the control environment matures and the progress of the sustainability enhancement programme (to upgrade our capabilities in this growing area).

Regulatory reporting
The GAC monitored the progress of the
regulatory reporting assurance
programme to enhance the Group’s
regulatory reporting, impact on the control
environment and oversight of regulatory
reviews and engagement.

The Committee reflected on the continued focus on the quality and reliability of regulatory reporting by the PRA and other regulators globally. The GAC reviewed management’s proposals on remediation efforts, and endorsed the strategy for the remediation of the errors in the Group’s reporting submissions to regulators globally.
The chief executive officers, chief financial officers and audit committee chair of the US,
UK ring-fenced bank, European and Asian subsidiaries attended Committee meetings during the year to report on the remediation activities and priorities with regards to regulatory reporting in their respective markets.
We continue to keep the PRA and other relevant regulators informed of our progress.

Significant accounting judgements
Expected credit losses
The measurement of expected credit
losses involves significant judgements,
particularly under current economic
conditions. There remains uncertainty
over ECL estimation due to sustained high
inflation, a high interest rate environment
and weaker economic growth in the
Group’s key operating markets.

The Committee reviewed economic scenarios for the key countries and territories in which the Group operates and challenged management’s judgements on the weightings assigned to the scenarios. The Committee also challenged management’s judgemental adjustments to account for uncertainty in specific sectors and geographies, including the controls underpinning the adjustments process and conditions under which the adjustments would be reduced or removed.
The Committee continued to monitor management’s updates on areas of particular focus, including downside risk on mainland China and Hong Kong commercial real estate.

Tax-related judgements
HSBC has recognised deferred tax assets
to the extent that they are recoverable
through expected future taxable profits.
Significant judgement continues to be
exercised in assessing the probability and
sufficiency of future taxable profits, future
reversals of existing taxable temporary
differences and expected outcomes
relating to uncertain tax treatments.

The Committee considered the recoverability of deferred tax assets, in particular in the
US, the UK and France.
The Committee also considered management’s judgements relating to tax positions in respect of which the appropriate tax treatment is uncertain, open to interpretation or has been challenged by the tax authority.

Valuation of defined benefit pension
obligations
The valuation of defined benefit pension
obligations involves highly judgemental
inputs and actuarial assumptions which
includes rate, inflation rate, mortality rates
and other demographic assumptions.
Management considered these
assumptions in consultation with actuarial
experts to determine the valuation of the
defined benefit obligations.

The GAC has considered the effect of changes in key assumptions on the HSBC UK Bank plc section of the HSBC Bank (UK) Pensions Scheme, which is the principal plan of HSBC
Group. Details of key assumptions can be found on pages 393 to 395 of the ’Notes on the financial statements’.

Valuation of financial instruments
During 2023, management continuously
refined its methodology and approach to
valuing the Group’s portfolio in relation to
investments, trading assets and liabilities
and derivatives.

The Committee considered the key valuation metrics and judgements involved in the determination of the fair value of financial instruments, and agreed with the judgements applied by management, which were validated through appropriate governance and control forums.

Investment in subsidiaries
Management has reviewed investments
in subsidiaries for indicators of impairment
and conducted impairment reviews where
relevant. These involve exercising
significant judgement to assess the
recoverable amounts of subsidiaries, by
reference to projected future cash flows,
discount rates and regulatory capital
assumptions.

The Committee reviewed the judgements in relation to the impairment review of HSBC
Overseas Holdings (UK) Limited and the key inputs such as projected profits, underpinning the recoverable amounts of its subsidiaries.

HSBC Holdings plc	307

Principal activities and significant issues considered during 2023 (continued)
Areas of focus	Key issues	Conclusions and actions
Significant accounting judgements
Investment in an associate – Bank of
Communications Co., Limited
During the year, management performed
impairment reviews of HSBC’s
investment in Bank of Communications
Co., Ltd (‘BoCom’). This included
consideration of the potential impact of
BoCom’s designation as a globally
systemically important bank in November
2023.
The impairment reviews are complex and
require significant judgements, such as
the appropriateness of projected future
cash flows, discount rate, and regulatory
capital assumptions.

The Committee reviewed and challenged management’s judgements in relation to impairment reviews of HSBC’s investment in BoCom, performed using a value-in-use methodology. The GAC reviewed the appropriateness of key assumptions such as projected future cash flows, with a particular focus on the loan growth and net interest margin outlook, and potential impacts of the recent designation of BoCom as a globally systemically important bank.
The Committee held a dedicated meeting to challenge management on the impairment charge taken in the fourth quarter of 2023, considering sensitivity analysis of value-in-use to reasonably possible changes in key assumptions and consistency of judgements with prior impairment reviews, which we have disclosed previously.

Interest rate management, including
disposal of hold-to-collect-and-sell
portfolio
During 2023, management proposed a
framework for the disposal of selected
hold-to-collect-and-sell securities to
improve risk management of hold-to-
collect-and-sell positions and to stabilise
and protect net interest income over the
medium term.

The GAC received regular management updates on hedging strategy, including the repositioning of structural interest rate hedges.
The Committee reviewed controls on, and financial outcomes of, disposals of hold-to-
collect-and-sell securities.

Impairment of goodwill and non-
financial assets
During the year, management tested for
impairment goodwill and non-financial
assets. Key judgements in this area relate
to long-term growth rates, discount rates
and projected future cash flows to include
for each cash-generating unit tested, both
in terms of compliance with the
accounting standards and reasonableness
of the forecasts.

The Committee reviewed and challenged management’s approach and methodology used for the impairment testing of goodwill and non-financial assets, with a key focus on the projected cash flows included in the forecasts and discount rates used. The GAC also challenged management’s key judgements and considered the reasonableness of the outcomes against business forecasts and strategic objectives of HSBC.

Legal proceedings and regulatory
matters
Management has used judgement in
relation to the recognition and
measurement of provisions, as well as the
existence of contingent liabilities for legal
and regulatory matters.
The Committee reviewed reports from management on legal proceedings and regulatory matters, and challenged related accounting judgements and disclosures.
Long-term viability and going concern
statement
The GAC has considered a wide range of
information relating to present and future
projections of profitability, cash flows,
capital requirements and capital
resources. These considerations include
stressed scenarios that reflect the
implications of:
(i) the ongoing Russia-Ukraine and Middle
East conflicts, and the consequential
impacts on the supply chains globally;
(ii) macroeconomic risks including
inflationary risks, which were expected to
remain heightened in most markets; and
(iii) climate risk, operational resilience, and
other top and emerging risks, and the
related impact on profitability, capital and
liquidity.

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

Impact of acquisitions and disposals
HSBC engaged in a number of business
acquisitions and disposals, notably in the
UK, Canada, France, Greece, China, Oman
and Russia.
Significant judgement was involved in
determining the timing of recognition of
assets held-for-sale, gains or losses, and
the measurement of assets and liabilities
on acquisition or disposal.

The Committee reviewed management’s judgements related to the planned sales of our banking business in Canada, our retail banking operations in France and our banking business in Russia, such as the timing of classification as held-for-sale and the remeasurement of assets.
The Committee considered the financial and accounting impacts of the merger of HSBC
Oman with Sohar International Bank of Oman, and the acquisitions of Silicon Valley Bank
UK Limited, Silkroad Property Partners Pte Limited and Citi’s retail wealth management portfolio in China.

Report of the Directors | Corporate governance report | Board committees

308	HSBC Holdings plc

Principal activities and significant issues considered during 2023 (continued)
Areas of focus	Key issues	Conclusions and actions
Control environment	Sustainable control environment The GAC will oversee the impact on the risk and control environment.
The Committee received regular updates on the control environment, and broader change framework, to review the impact on financial reporting and tax risk within the Group, with particular focus on the implementation of IFRS 17 in the year.
In these updates the Committee monitored the assessment of the financial reporting risk, tax risk and progress made on remediation of Sarbanes Oxley significant deficiencies. This oversight helped the Committee to understand the progress being made by management to set out strategic actions to remediate identified issues and uplift the control environment to enable a sustainable reduction in risk.
Management’s updates were supplemented by further focus and assurance work from
Global Internal Audit, including audits of significant programmes of activity during 2023.

Regulatory change
Basel III Reform
The GAC considered the implementation
of the Basel III Reform and the impact on
the capital requirements and RWA
assurance. This was considered in the
context of the strategy and structure of
the balance sheet.

The Committee received updates on the progress and impact of the Basel III programme on the Group.
Management discussed the delayed implementation dates due to ongoing uncertainty over the final definition of the rules by regulators, and the work undertaken to mitigate delivery risks given the concentration of delivery during 2024. The discussion highlighted the dependencies of the Basel III programme with data and management. Management focus was on ensuring that the data required and evolving internal standards were delivered by the end of 2023 to allow for integrated testing in the first quarter of 2024.
The Committee  reviewed the ongoing management of risks, issues and dependencies and challenged management to prioritise deliverables across each jurisdiction in line with regulatory timelines. The Committee discussed focus on ensuring, in each case,  solutions were delivered to the minimum required standards.

Committee connectivity
Collaboration with GAC/GRC/
Technology Governance Working
Group
The GAC and GRC worked closely to
ensure there were procedures to manage
risk and oversee the internal control
framework. The Chairs are members of
both committees and engage on the
agendas of each other’s committees to
further enhance connectivity, coordination
and flow of information.

Given that all material remediation plans within the Group rely heavily on data, the committees held joint meetings to develop an understanding of the HSBC data strategy and execution plan. The joint meetings discussed:
–the review undertaken of data within the Group and the associated baseline established as part of the review;
–actions taken to prioritise execution to deliver key capabilities and remediate data quality, including pilots to provide clarity around scale, key milestones and expected execution timelines; and
–the three-year Group data programme delivery roadmap including detailed plans to address data quality issues, improve the data control landscape, engage with colleagues to actively mature data culture, and build sustainable capabilities that meet a growing global trend towards localisation of data.

Committee evaluation and effectiveness
The annual review of the effectiveness of the Board committees, including the GAC, was conducted by IBE, Independent Board
Evaluation during 2023. The review determined that the GAC
continued to operate effectively.
Positive feedback was noted on the leadership of the Committee
Chair, the composition of the Committee and the focus and balance of time dedicated to discussion at Committee meetings. The review highlighted the continued importance of strong interaction between the GAC, GRC, Technology Governance Working Group and the
Board, on key issues including ESG.
Further details of the annual review of the Board and Committee effectiveness can be found on pages 296 to 297.
Committee priorities
At its meeting in December 2023, the Committee agreed a number of priorities for 2024. These included:
–Regulatory reporting: Given the criticality of accurate and timely regulatory reporting to the Group’s licence to operate, the
Committee will have a key focus on delivery of the Integrity of
Regulatory Reporting  programme during 2024.
–ESG: As competent authorities in the markets in which the Group operates launch market-specific disclosure requirements under new regulation, the Committee will continue to focus on the
assurance of reporting and disclosure at both a Group and
subsidiary level, as well as the effectiveness of the supporting control environment and governance.
–Data: The Committee plans to monitor and provide input into the data strategy, remediation, and controls for the purposes of financial and regulatory reporting, including that data management strategies are embedded across the Group.

HSBC Holdings plc	309

Group Risk Committee

"The Committee takes continuous and active steps to safeguard the Group's capital and liquidity positions, keeping it secure in the face of macroeconomic headwinds, enabling it to effectively deploy capital dynamically to take advantage of opportunities"

James Forese Chair Group Risk Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2023[1]
The GRC has overall non-executive responsibility for the oversight of risk-related matters and the risks impacting the Group. The
GRC’s key responsibilities include:
–overseeing and advising the Board on all risk-related matters, including financial and non-financial risks;
–advising the Board on risk appetite-related matters, and key regulatory submissions;
–reviewing the effectiveness of the Group’s risk management
framework and internal controls systems (other than internal financial controls overseen by the GAC);
–reviewing and challenging the Group’s stress testing exercises;
and
–overseeing the Group’s approach to conduct, fairness and
preventing financial crime.

James Forese (Chair)[2]	Jun 2022	10/10
Geraldine Buckingham	Jun 2022	10/10
Dame Carolyn Fairbairn[3]	Sep 2021	7/10
Steven Guggenheimer[4]	May 2020	9/10
Kalpana Morparia[5]	Jul 2020	7/8
Brendan Nelson[6]	Sep 2023	3/3
David Nish	Feb 2020	10/10
Jackson Tai[7]	Sep 2016	4/4
Swee Lian Teo[8]	Oct 2023	2/2

1  These included six scheduled meetings, three ad hoc meetings and one joint meeting with the Group Audit Committee and the
Technology Governance Working Group.
2  James Forese was appointed Chair of the Committee on 5 May
2023.
3  Dame Carolyn Fairbairn was unable to attend three meetings due to prior commitments.
4  Steven Guggenheimer was unable to attend one meeting due to a prior commitment.
5  Kalpana Morparia joined the GRC on 1 March 2023. She was unable to attend one meeting due to a prior commitment.
6  Brendan Nelson joined the GRC on 1 September 2023.
7  Jackson Tai stepped down from the GRC on 5 May 2023.
8  Swee Lian Teo joined the GRC on 1 October 2023.

I am pleased to present my first Group Risk Committee (‘GRC’)
report, having taken over the role of Chair of the Committee in May
2023.  I would like to take this opportunity to express my sincere gratitude to Jackson Tai for his service to GRC, and the Group more broadly, prior to stepping down as Committee Chair. I am also pleased to welcome Kalpana Morparia, Brendan Nelson and Swee
Lian Teo, all of whom joined as members of the GRC during 2023, and each of whom brings unique skills and experience to the business of the Committee.
Geopolitical risks and the macroeconomic environment continued to dominate the landscape in 2023, with turmoil in the financial markets leading to the collapse of several banks in the US and Europe in the first half of the year. Commercial real estate in both the US and Asia also came under increasing pressure due to the high interest rate environment, inflationary trends and recessionary concerns. Central banks’ efforts to lower inflation by rapidly raising interest rates also had a wide-ranging impact on retail borrowers as the cost of living increased globally. The GRC has closely monitored the Group’s credit exposures, market risk and settlement limits in response to these events, and has endorsed management’s proactive execution in reducing high risk exposures and accelerating portfolio
transformation.
Oversight of financial risks has been critical against this external backdrop, and the GRC has paid close focus to the Group’s ongoing treasury, capital and liquidity risk management activities, including early warning indicators, delivery of the interest rate risk in the banking book strategy, prudential sensitivity analysis and capital and liquidity adequacy. Throughout the year, the GRC reviewed and challenged management on the Group’s regulatory submissions, including the Bank of England’s requirements for the Resolvability
Assessment Framework, internal capital adequacy assessment
process (‘ICAAP’) and internal liquidity adequacy assessment process
(‘ILAAP’). The GRC had primary non-executive responsibility for reviewing the outcomes of regulatory stress tests, including the 2023 annual cyclical scenario hybrid mortgage models update and the post-
wind-down business restructuring analysis.
Non-financial risks were also a key focus of the GRC in 2023.  The
GRC carefully considered the Group’s regulatory remediation and change programmes, and worked closely with management to better prioritise and understand where there are key interdependencies. In particular, the Committee reviewed and challenged the Group’s data strategy and other key areas of regulatory focus, including oversight of the operational resilience enhancements, conduct and financial crime, technology and cyber risk. The GRC also provided oversight and support to risk transformation activities to develop stronger risk management capabilities and outcomes across the Group. Climate also continues to be a priority area of oversight with regular reports on areas of risk, such as greenwashing, compliance with regulatory requirements, and ESG policy changes.
Further details on these and other areas of GRC oversight during the year are set out below.
Report of the Directors | Corporate governance report | Board committees

310	HSBC Holdings plc
Committee governance
The Group Chief Risk and Compliance Officer, Group Chief Financial
Officer, Group Chief Operating Officer, Group Company Secretary and
Chief Governance Officer, Group Chief Legal Officer, and Group Head
of Internal Audit are standing attendees at GRC meetings. The Chair and members of the GRC also hold private meetings with the Group
Chief Risk and Compliance Officer, the Group Head of Internal Audit
and the external auditor, PwC, following scheduled GRC meetings.
The participation of our senior business leaders, including the Group
Chief Executive who attended five scheduled GRC meetings in 2023, and the chief executive officers of the three global businesses reaffirmed the ownership and accountability of risks in the first line of defence.
The Chair meets regularly with the Group Chief Risk and Compliance
Officer, and, where appropriate, members of senior management, to discuss priorities and track progress on key actions. The Chair also meets regularly with the GRC Secretary to ensure the GRC addresses its governance responsibilities. A summary of coverage is set out in the ’Matters considered during 2023’ table.

Matters considered during 2023
	Jan	Feb	Mar	May	Jun	Jul	Sep	Dec
Holistic enterprise risk monitoring including Group risk profile[1]	●	●	●	●	●	●	●	●
Risk framework and policies	●	●	ô	ô	ô	●	ô	ô
Treasury and traded risk	●	●	●	●	●	●	●	●
Wholesale/retail credit risk	●	●	ô	●	●	●	●	ô
Financial reporting risk	ô	●	ô	ô	ô	●	ô	ô
Resilience risk (including IT and operational risk)	ô	ô	ô	●	●	ô	●	●
Financial crime risk	●	●	●	●	●	●	●	●
People and conduct risk	ô	ô	ô	●	●	ô	●	●
Regulatory compliance risk	ô	ô	●	●	ô	●	●	●
Legal risk	ô	●	ô	●	●	●	●	●
Model risk	ô	ô	ô	ô	ô	●	ô	●
Climate risk	ô	●	ô	●	●	ô	●	●

●	Matter considered	ô	Matter not considered
1  The GRC receives updates on all risk types through the Group risk profile, which is presented to the majority of meetings. The Committee also met with the Group Chief Risk and Compliance Officer and Risk and Compliance Executive Committee members in October 2023 to review matters relating to risk transformation, wholesale credit risk, treasury risk, model risk, operational risk, data and climate risk.
How the Committee discharged its responsibilities
Activities outside formal meetings
The GRC held a number of meetings outside its regular schedule to facilitate deeper and more effective oversight of the risks impacting the Group. Areas covered included capital management, stress testing, ICAAP and ILAAP preparations, as well as briefings on the
Resolvability Assessment Framework. Further details of these sessions are included in the ’Principal activities and significant issues considered during 2023’ table starting on page 312.
Connectivity with principal subsidiary risk committees
During 2023, the GRC continued to actively engage with principal subsidiary risk committees through the scheduled participation of principal subsidiary risk committee chairs at relevant GRC meetings, and through a quarterly connectivity meeting with the principal subsidiary risk committee chairs. This meeting is also attended by the
Group Chief Risk and Compliance Officer. This participation and connectivity promoted the sharing of information and best practices between the GRC and principal subsidiary risk committees.
The GRC also received reports at its regular meetings on the key risks facing principal subsidiaries including escalations and certifications from the principal subsidiary risk committees. The certifications confirmed that the principal subsidiary risk committees had
challenged management on the quality of the information provided, reviewed the actions proposed by management to address any
emerging issues and that risk management and internal control systems had been operating effectively.
These interactions furthered the GRC’s understanding of the risk profile of the principal subsidiaries, leading to more comprehensive review and challenge by the GRC.
Engagement with the Risk and Compliance Executive
Committee
During 2023, the GRC met with the Risk and Compliance Executive
Committee to promote information sharing, meet and assess the
Group Risk and Compliance function leadership team, and encourage active engagement with executive management.
During the engagement meeting, the GRC developed a better
understanding of the efforts to strengthen our capabilities across the
Group Risk and Compliance function. There were also in-depth discussions on the progress and remediation of key regulatory concerns. The engagement promoted a healthy working relationship between GRC members and executive management.
Collaborative oversight by the GRC, GAC and Technology
Governance Working Group
The GRC worked closely with the GAC and the Technology
Governance Working Group to address any areas of significant overlap, and to oversee risk more comprehensively through inter-
committee communications and joint meetings.
The GRC, GAC and the Technology Governance Working Group
Chairs convened on two occasions to consider the Group's data strategy and ambitions. Further details of these sessions can be found under ’Collaboration with GAC/GRC/Technology Governance
Working Group’ in the GAC report on page 307.
The committees and working group worked closely to ensure
appropriate alignment in the review, discussion, challenge and conclusions on topics including risk and control issues relating to digital assets and currencies, and the transition of core Finance capabilities to the Cloud. This ensured that the committees benefited from each other’s expertise and challenge.
Coordination between the GRC, GAC and the Technology Governance
Working Group is supported by cross-membership. The GRC and GAC
Chairs are members of both committees, and this strengthened connectivity and the flow of information between the committees.
Each of the co-chairs of the Technology Governance Working Group are members of the GRC and GAC, respectively.

HSBC Holdings plc	311

Principal activities and significant issues considered during 2023
Risk areas	Key issues	Conclusions and actions
Holistic enterprise risk monitoring, including Group risk profile
Macroeconomic, geopolitical and other emerging
risks have the potential to present significant
challenges to revenue growth, operational
resilience and our commitment to serve
customers and local markets.

The GRC closely monitored geopolitical and macroeconomic risks that could impact the Group’s strategy, business performance or operations. These risks were exacerbated by the ongoing Russia-Ukraine war and the developing Israel-
Hamas war, as well as the expected 'higher for longer' interest rate environment, inflation and impacts on the commercial real estate portfolio.
The GRC continued to track top and emerging risks, our risk appetite and other management information metrics, as well as other early warning measures to understand sensitivities and the likelihood of the potential impact to our operations, customers and stakeholders. The GRC provided oversight and challenge of a robust book of strategic management actions to respond to potential downside scenarios.
Reflecting the Committee’s ability to travel to different jurisdictions and regions more frequently, the GRC requested reports on the risk profile of key business areas in local geographies and invited principal subsidiary chairs and relevant management to attend and participate in discussions.

Risk framework and policies	Effective risk management policies, frameworks and thresholds, and oversight of these, are essential for HSBC to safely, consistently and sustainably support customers and deliver strategic aims.
The Group has a risk appetite statement to define risk appetite and tolerance thresholds, which forms the basis of the risk management procedures for the first and second lines of defence, the Group’s capacity and capabilities to support customers, and the achievement of strategic goals. The GRC maintained oversight of the Group’s risk management framework, reviewing changes to the Group’s risk appetite statements and recommending these to the Board for approval. The agreed risk appetite statement then provided the basis for the Committee’s interactive review of financial and non-financial risk management information at each scheduled GRC meeting. The GRC continued to promote the development of more dynamic and granular risk appetite statements that were both forward looking and dynamically responsive to emerging risk drivers, and linked to the
Group's strategy, stress testing and financial resource plan. Changes were recommended by the GRC to the Group’s risk appetite statement, including in the areas of interest rate risk in the banking book, wholesale credit risk, climate risk, model risk, digital assets and currencies, resilience risk, reputational risk and regulatory reporting risk.

Treasury risk
Capital and liquidity risk must be effectively
monitored. It presents key risks to banks globally,
as demonstrated in the first half of 2023 when
there were a number of bank failures in the US
and Europe. Similarly, developing action plans
and guardrails to cover scenarios of recovery or
resolution at a subsidiary or Group level is an
essential part of HSBC’s prudential management.

The Group takes continuous and active steps to safeguard its capital and liquidity positions. It performs internal and regulatory stress tests to measure resilience and performance against stress, and to consider strategic management actions that could be applied against anticipated stress events and headwinds.
The GRC conducted its annual review and challenge of the Group’s ICAAP and
ILAAP, and provided recommendation to the Board for approval. The GRC continued to evaluate the Group’s IRRBB strategy and progress made against the multi-year liquidity improvement programme.
The GRC reviewed the Group’s ongoing activities to identify, manage and mitigate treasury, capital and liquidity risks, including early warning indicators, sensitivity analysis, capital and liquidity reporting and adequacy.
In relation to stress testing exercises, the GRC reviewed the Bank of England’s
2023 annual cyclical scenario hybrid mortgage models update. The results were approved by the Committee in March 2023. The GRC also considered the 2024 financial resource plan and Group-wide internal stress test overview, scenarios and outputs, which contribute to the Group’s commitment to regularly test the resilience of the balance sheet and profit and loss under multiple scenarios of varying severity.
In addition to oversight of capital and liquidity risk, the GRC also reviewed and provided challenge to ongoing plans to improve balance sheet velocity across the
Group through better distribution enabling further, targeted origination and ensuring effective use of capital to support revenue growth.
As part of its regulatory obligations, the Group is required to show how its resolution strategy could be carried out in an orderly way and identify any risks to successful resolution. The GRC continued its oversight of the Group’s progress in developing its capabilities towards the Bank of England’s requirements for recovery and resolvability. In February 2023, the GRC reviewed the planned approach for 2023 post-wind-down business restructuring analysis, prior to submission to the PRA. The GRC reviewed and recommended the 2023
Resolvability Assessment Framework self-assessment to the Board for approval.
The Chairs of the GRC and the GAC both received comprehensive briefings prior to the presentation of the framework.

Report of the Directors | Corporate governance report | Board committees

312	HSBC Holdings plc

Principal activities and significant issues considered during 2023 (continued)
Risk areas	Key issues	Conclusions and actions
Wholesale/ retail credit risk	HSBC faces risk from the possibility of losses resulting from the failure of a counterparty to meet its agreed obligations to pay the Group.
The GRC reviewed updates on the strategy and approach to managing credit risk and credit risk capabilities. The GRC received regular updates on the Group’s expected credit losses and provisions, and the credit risk arising from the wholesale portfolio and mortgage books. Throughout the year, the GRC focused on oversight of management’s enhancement objectives for wholesale credit risk management, in particular to improve the Group’s approach to country and industry concentration risks.
The GRC continued its emphasis on building even stronger credit capabilities for specialty sectors, the development of stronger portfolio management capabilities and further improving the Group’s credit risk culture. A key focus area continued to be offering support to our retail customers experiencing financial difficulty, by maintaining appropriate tools and treatments and ensuring that conduct and good customer outcomes was a priority.

Financial reporting risk	HSBC is exposed to risks where controls supporting the reporting of its financial statements are not effective, resulting in material error or misstatement.
While the GAC maintains primary responsibility in relation to internal financial control systems, with further detail on pages 302 to 307, the GRC receives reports on entity level control assessments to enable the oversight of the effectiveness of such controls in support of the Group’s financial reporting. The GRC also receives relevant audit reports that provide an assessment of control effectiveness for financial reporting risks.

Resilience risk (and operational risk)
Resilience risks could lead to a situation where
we may be unable to provide our customers with
critical business services due to significant
disruption.
Technology risks could cause unmanaged
disruption to any IT system within HSBC, as a
result of malicious acts, accidental actions or
poor IT practice, or IT system failure.

The GRC continued its oversight of the Group’s implementation of operational resilience capabilities in line with PRA and FCA policies. The GRC reviewed and challenged the operational resilience self-assessment against regulatory expectations, and worked with management to ensure that ownership and the delivery of resilience outcomes were embedded within the business and with function leaders. The GRC also received reports on system incidents and outages experienced across the Group, including reports on immediate actions being taken to enhance system continuity for, and communicate with customers, and measures being implemented to improve resilience-related controls to prevent reoccurrence.
The GRC regularly reviewed reports on the Group’s technology risk profile, as well as receiving bi-annual updates in relation to the risk and control environment,  as well as the current threat landscape and emerging risks. The GRC (working with the newly-created Group Technology Committee as appropriate) will consider further the risks and opportunities inherent in the use of AI (generative and advanced) in 2024.
The GRC maintained a strong focus on understanding the Group’s data risk landscape, its data strategy and data management programme. The GRC collaborated with the GAC and the Technology Governance Working Group on data strategy, the execution plan and timeline for data remediation, the governance approach and the investment model. Further details on the joint meetings are included in the 'Collaboration with GAC/GRC/Technology Governance Working
Group’ section on page 311.

Financial crime risk
There is a risk that HSBC’s products and services
could be exploited for criminal activity, including
fraud, bribery and corruption, tax evasion,
sanctions and export control violations, money
laundering, terrorist financing and proliferation
financing.

The GRC reviewed the Group’s approach to managing its financial crime risk across geographies and businesses. This included reviewing updates to the
Group’s financial crime policy, enhancing the approach to insider risk, and monitoring the fraud landscape and strategies for managing fraud risk.
The ongoing Russia-Ukraine war has necessitated continued oversight of the ever-
changing and increasingly complex international sanctions landscape in which the
Group and its customers operate, as well as the Group’s approach to managing its compliance with multiple and differing sanctions regimes globally.

People and conduct risk
People are central to everything HSBC does and
it is essential to manage the risk of not having
the right people with the right skills, and to
ensure staff always have the customer’s interest
at the forefront.

The GRC monitored people risk and employee conduct, with support from the
Group Chief Human Resources Officer and Group Chief Risk and Compliance
Officer. The GRC considered people risk issues with a focus on the four 'c’s:
capacity, capability, culture and conduct. It also considered remuneration risks, and strategies to retain talent and acquire new capabilities in key areas.
Of key importance, the GRC placed strong emphasis on policies and practices relating to conduct and fairness to customers, especially vulnerable customers given heightened macroeconomic pressures and stress on customers across markets.
The GRC met in November to review the Group’s risk and reward alignment framework to promote sound and effective risk management in meeting PRA and
FCA remuneration rules and expectations.

Regulatory compliance risk
As a result of operating in multiple jurisdictions
globally, HSBC is exposed to risks associated
with inappropriate market conduct or breaching
related financial services regulatory standards or
expectations.

The GRC and its members actively engage with regulators and act on feedback.
The Committee closely monitors the progress of any regulatory remediation activities, with support from the Group Chief Risk and Compliance Officer as well as principal subsidiary risk committee chairs. Throughout the year, the GRC had oversight over reports providing feedback from regulators, including a summary of regulatory deliverables to ensure HSBC remains in line with regulatory standards and expectations.

HSBC Holdings plc	313

Principal activities and significant issues considered during 2023 (continued)
Risk areas	Key issues	Conclusions and actions
Legal risk	HSBC is exposed to the risk of financial loss, legal or regulatory action resulting from contractual risk, dispute management risk, breach of competition law or intellectual property risk.
The GRC oversees and receives regular updates on key legal developments and material legal issues from the Group Chief Legal Officer. The updates also cover material litigation and regulatory enforcement matters and an overview of the legal risk profile of HSBC.

Model risk
If models have been inadequately designed,
implemented or used, or do not perform in line
with expectations and predictions, then HSBC
can face risks from inappropriate or incorrect
business decisions arising from their use.

The GRC continued to oversee the Group’s progress in managing model risk through the Group Chief Risk and Compliance Officer’s Group risk profile report.
The GRC oversaw the progress in achieving our model risk vision, strengthening our model risk management capabilities and addressing regulatory requirements across global jurisdictions. In particular, the GRC reviewed the PRA Supervisory
Statement 1/23 and the impact on the Group. The GRC reviewed the new guidance, potential resource implications and the planned programme of changes across all three lines of defence. It also noted the enhanced governance expectations in relation to model oversight.

Climate risk	Environmental, social and governance risks present significant risks to organisations both in terms of their own operations and how they engage with stakeholders and communities.
The GRC remained focused on climate risk and greenwashing risk. The GRC received reports on climate risk management and energy policies, while maintaining oversight of delivery plans to ensure that the Group develops robust climate risk management capabilities.
The GRC approved the 2023 internal climate scenario analysis and nature scenario analysis pilot in July 2023. The outcomes will be used to respond to multiple regional regulatory climate exercises as well as meeting regulatory expectations on incorporating climate change within the Group’s strategic plans and ICAAP.

Committee evaluation
2022/2023
During 2023, the GRC implemented the recommendations of the
2022 committee evaluation conducted by Lintstock in consultation with the Group Company Secretary and Chief Governance Officer and
Chief Risk and Compliance Officer. This included the need for continued focus on the quality of reporting, the importance of focusing limited agenda time to the most critical issues, and further clarity in roles and coordination between the GRC and other Board committees. The outcomes of the evaluation were reported to the
Board, and progress was tracked by the GRC through the year.
2023/2024
During the year, the annual review of the effectiveness of the Board committees, including the GRC, was conducted externally by
Independent Board Evaluation. The review determined that the GRC continued to operate effectively.
Areas for enhancement were identified, including the need for:
increased focus on the most significant enterprise risks recognising the breadth of the risk agenda; continued close engagement with subsidiaries; and enhancement of induction programmes for new members given the complexity of much of the subject matter under discussion. A review of escalation parameters and filters will also be undertaken by the GRC in 2024.
The outcomes of the evaluation have been reported to the Board and the GRC will track progress in implementing recommendations during
2024.
Further details of the annual review of effectiveness can be found on pages 296 to 297.
The Committee will continue to monitor progress to deliver
enhancements in response to feedback from the evaluations in 2024.
Focus of future activities
The GRC’s focus for 2024 will include the following activities:
–oversee risk transformation activities to develop even stronger risk management capabilities, including the continued enhancement of the Group's risk appetite and risk management framework,
especially in light of continued geopolitical and macroeconomic headwinds;
–continue to assess the Group’s operational resilience capability and the implementation of enhancements to the operating model;
–continue to oversee treasury risk to strengthen our capital and liquidity management capabilities;
–monitor delivery against our climate ambitions and the
development of appropriate data and model management tools
and capabilities;
–continue the oversight of recovery and resolution planning
activities to assess our resolvability capabilities if such situation arises;
–continue the oversight of the delivery of technology-related programmes including the data remediation programme, and
enhancement of the Group’s IT systems/platform;
–continue to oversee financial crime risk and the strengthening of the financial crime control framework, including proactive
management by the business; and
–assess our strategic opportunities and risks including exposures to digital currencies or assets and use of timely application of technology such as machine learning or artificial intelligence.
Report of the Directors | Corporate governance report | Board committees

314	HSBC Holdings plc

Directors’ remuneration report

"The Group’s financial and strategic performance is reflected in the positive remuneration outcomes for our colleagues, and we remain committed to sharing the benefits of our performance with shareholders."

Dame Carolyn Fairbairn Chair Group Remuneration Committee

Membership[1]			Key responsibilities
	Member since	Meeting attendance in 2023
The Committee’s key responsibilities include:
–making recommendations to the Board, for approval by
shareholders, on the Group's remuneration policy;
–setting the overarching principles, parameters and governance framework of the Group’s remuneration policy;
–approving the remuneration of executive Directors and other senior
Group employees; and
–regularly reviewing the effectiveness of the remuneration policy of the Group and its subsidiaries in the context of consistent and effective risk management.

Dame Carolyn Fairbairn (Chair)	Sep 2021	7/7
Geraldine Buckingham	May 2022	7/7
Rachel Duan	Sep 2021	7/7
James Forese[2]	May 2020	3/3
Ann Godbehere[3]	Sep 2023	2/2
José Antonio Meade Kuribreña	May 2021	7/7
Eileen Murray[4]	May 2023	4/4

1  All members of the Committee are independent non-executive
Directors of HSBC Holdings plc.
2  James Forese stepped down from the Committee on 5 May 2023.
3  Ann Godbehere joined the Committee on 1 September 2023.
4  Eileen Murray joined the Committee on 5 May 2023.

All disclosures in the Directors’ remuneration report are unaudited unless otherwise stated. Disclosures marked as audited should be considered audited in the context of financial statements taken as a whole.

Dear Shareholder
I am delighted to present our 2023 Directors’ remuneration report on behalf of the members of the Group Remuneration Committee.
I would like to thank Jamie Forese for the counsel he provided to us all as a member of the Group Remuneration Committee. We
welcomed Eileen Murray and Ann Godbehere as members. They
have already made valuable contributions since their respective appointments in 2023.
2023 was a year of good performance and positive progress for the
Group. Our colleagues were critical to delivering those outcomes, remaining committed to serving our customers and clients around the world. Against that backdrop, the Committee’s focus in 2023 was on ensuring we deliver an exceptional experience to colleagues. This is crucial to attract, retain and energise the people we need to sustain our performance and grow in markets that are highly competitive.
We also spent considerable time in 2023 thinking about executive
Director remuneration, in the context of our strategy, performance and the removal of the 2:1 UK regulatory cap between variable and fixed pay. We have started to consider policy options ahead of the renewal of the Directors' remuneration policy in 2025.
The Committee reflected on feedback from investors following the vote on the implementation of our current policy at the Annual
General Meeting (’AGM’) in 2023, which received 79.75% of votes cast in favour.
We explained in our statements of 5 May 2023 and 3 November 2023 that our largest shareholder voted against the Board’s
recommendations on a number of resolutions including the Directors’
remuneration report, which impacted the voting results on these resolutions. The Board was pleased that a large majority of
shareholders voting at the AGM supported HSBC’s approach. I have met with several of our large institutional investors and proxy advisory firms since the AGM, and there remains strong support for our current Directors' remuneration policy.
We will continue to engage with our major shareholders and listen to their views as we develop the Directors' remuneration policy next year.
Performance in 2023
Financial performance
Our financial performance in 2023 reflected the strength of our balance sheet in a higher interest rate environment and the good progress made executing our strategy over the last four years.
We delivered a reported profit before tax of $30.3bn, which was up
$13.3bn compared with 2022. This included a favourable year-on-year impact of $2.5bn relating to the sale of our retail banking operations in
France and a provisional gain of $1.6bn recognised on the acquisition of Silicon Valley Bank UK Limited (’SVB UK’), which were partly offset by the recognition of a $3.0bn impairment charge relating to the investment in our associate, Bank of Communications Co., Limited
(‘BoCom’).
Reported revenue of $66.1bn grew by 30% or $15.4bn compared
with 2022, due to good performance by all three businesses reflecting higher net interest income from interest rate rises.
Reported costs fell by 2% to $32.1bn, primarily due to the non-
recurrence of restructuring and other related costs. On our cost target basis, 2023 costs grew by 6% versus our target of approximately 3%
compared with 2022.
Our return on average tangible equity (‘RoTE‘) for 2023 was 14.6%, compared with 10.0% in 2022. Excluding strategic transactions and the BoCom impairment, our RoTE was 15.6%.
This performance together with our 50% payout ratio commitment for
2023 (excluding material notable items and related impacts) enables us to approve a full year dividend of $0.61 per share.

HSBC Holdings plc	315
Strategic performance
In 2023, there was further good progress in executing our strategy across the four strategic pillars aligned to our purpose, values and ambition. The completion of the sale of our retail banking operations in France on 1 January 2024 was an important milestone in the turnaround of our business. However, the strategic focus has shifted to investing for growth. The acquisition of SVB UK, and subsequent launch of HSBC Innovation Banking, is a good example of this.
We continued to capitalise on our strengths, which are our two home markets of Hong Kong and the UK, as well as our international wholesale, transaction banking and wealth businesses. The
digitisation of our services for personal and corporate customers helped to improve our net promoter scores in key markets and businesses. Meanwhile the growth of transaction banking revenue, fee income in Commercial Banking, and net new invested assets in
Wealth all underlined our focus on improving our earnings
sustainability, which remains a key priority.
Our colleagues are the driving force behind our performance and progress, with our 2023 employee Snapshot survey demonstrating that they are more engaged than ever. Our employee focus index, which gauges how colleagues feel about their day-to-day work, was
76%, which was an increase of four percentage points on 2022. Our employee engagement index is at an all time high of 77%, which was also an increase of three percentage points and meant we matched or exceeded the global financial services benchmark in all eight of our indices.
We also continued to support our customers in challenging economic times, particularly in the UK where we supported our personal and business customers by enhancing our range of digital resources and targeting those most in need.
Rewarding our colleagues
Our goal is to deliver a unique and exceptional experience to colleagues so that we sustain our performance in competitive markets. Our reward principles and commitments centre on
rewarding colleagues responsibly, recognising their success and supporting them to grow.
Pay is a critical part of our proposition. We were encouraged by a nine percentage point improvement to 52% in colleagues' perceptions they are paid fairly because of actions we took through 2022. The
Committee remains very focused on the need to improve this further.
For 2024, we are putting more structure in place to improve
transparency and clarity about how we make pay decisions.
Beyond pay we have a strong proposition of benefits, well-being support, flexible working options, and learning and career
opportunities to support our colleagues.
In 2023, we saw the maturity of the 2020 three-year Sharesave plan, which had the highest take-up rate and contribution level in recent years. The share price at maturity was more than double the option price, meaning colleagues benefited from our share price growth at a time when they needed it most. Over 90% of colleagues have access to share ownership plans globally with 25% of our global population taking part.
For further details, see ‘Our approach to workforce reward‘ on page 325.
Fixed pay
For the majority of our colleagues, fixed pay is the biggest part of their reward, and many continue to be impacted by the economic
environment including inflation and cost of living challenges. Our focus is on ensuring that we provide financial security through fixed pay.
Fixed pay is primarily reviewed through our annual pay cycle. Fixed pay ranges were introduced for over 190,000 colleagues to improve clarity and transparency and simplify decision making for our people managers. Effective in 2024, we have awarded an overall fixed pay increase of 4.4%. The level of increases vary by market, depending on the economic situation and individual roles. The highest increases were made to lower paid colleagues, and then focused on middle management, so that we keep pace with wage inflation.
We have also established Living Wage benchmarks for every market and were certified as a global Living Wage employer by the Fair Wage
Network for 2024. This is critical to give us further confidence in meeting our commitments to reward colleagues responsibly.
We continued to take tangible actions to address the most significant inflationary pressures for colleagues. For example, in Argentina and
Türkiye, we adjusted fixed pay regularly through the year. In Egypt, we supported our colleagues with a one-off pay adjustment in response to high inflation.
Variable pay
In determining the 2023 variable pay pool, the Committee wanted to recognise our strong financial and strategic performance, and the contribution colleagues have made to that.
The Committee determined an overall variable pay pool of $3,774m,
12% higher than $3,359m in 2022. This was determined based on a review of our performance against financial and non-financial metrics set out in the Group risk framework. The Committee considered the strength of our financial performance in 2023, and the ratio between variable pay and pre-variable pay profit before tax. The Committee considered the impact of margins on interest rates in our results, and lowered the total pool in line with our countercyclical funding approach. We also considered our total compensation position compared with the market, and the broader economic outlook.
The Committee considered in respect of all its remuneration decisions for 2023 the Prudential Regulation Authority's ('PRA') 29 January
2024 Notice relating to HSBC Bank plc's and HSBC UK's compliance with the UK Financial Services Compensation Scheme ('FSCS') and
related Depositor Protection rules. The PRA penalty was reflected in the calculation of profitability used to determine the pool. The
Committee carefully considered input from the Group Risk
Committee ('GRC') and determined that no further discretionary adjustment should be made to the overall variable pay pool. The circumstances leading to the penalty require a more detailed review internally to address potential responsibility of individuals, which will be completed by the Committee in 2024, with any remuneration adjustments applied once it is complete.
Total compensation across all our businesses increased relative to
2022, rewarding our colleagues for their contribution to our performance. The distribution of the pool by business considered relative performance against revenue, reported profit before tax and cost targets. Strong differentiation has meant our highest performers received the largest increases in variable pay compared with the previous year.
Key remuneration decisions for executive Directors
Annual incentive for 2023 performance
The Group’s financial and strategic performance is reflected in the executive Directors’ annual scorecards. The Committee believes this reflects their individual leadership and contribution to delivery of the
Group‘s performance.
At the start of the year, the Committee set the scorecards to align with our reported financial performance. The Committee considered carefully the impact of strategic transactions and one-offs on the
Group's financial performance in 2023, including the favourable year-
on-year impact of $4.1bn relating to the sale of our retail banking operations in France and the provisional gain on the acquisition of
SVB UK, balanced with the $3.0bn impairment charge relating to the investment in BoCom.
Consistent with the approach in prior years, the Committee judged that it was appropriate to assess financial performance for the purpose of the annual scorecard excluding these items, to ensure that out-turns were not impacted by one-offs. The assessment of RoTE and profit before tax measures therefore excluded strategic
transactions and the BoCom impairment.
The Committee also considered the impact of interest rates on performance and noted that macroeconomic fluctuations remain a frequent driver of the Group’s business outcomes for our executives to manage. In recent years these factors have not led to discretionary scorecard adjustments for our executive Directors, either positive or negative, which the Committee continues to believe is appropriate.
Report of the Directors | Corporate governance report | Directors’ remuneration report

316	HSBC Holdings plc
As part of its deliberations, the Committee reflected on the overall risk management in the year, and in respect of the PRA Notice: the nature of the failings identified; the regulator’s finding that the breaches identified were not deliberate or reckless; fines levied; and
the tenure and specific responsibilities of the executive Directors in relation to the issues covered.
Taking into account inputs from the GRC and the overall accountability of the Group Chief Executive for the performance and risk
management of the Group in 2023, the Committee used its
judgement and applied a downward adjustment of 7.50% to Noel
Quinn’s scorecard outcome.
This results in a final scorecard outcome of 70.24% of the maximum opportunity for Group Chief Executive Noel Quinn (2022: 75.35%) and
an annual incentive of £2,018,000, which is 7% lower than
£2,164,000 in 2022.
The scorecard for Group Chief Financial Officer Georges Elhedery was
76.75%, resulting in an annual incentive of £1,287,000.
The Committee considered that these final outcomes were a
balanced and appropriate reflection of Group and individual
performance delivered in 2023, and appropriate in the context of the pay decisions made for the wider workforce.
2021–2023 long-term incentive ('LTI') vesting
Noel Quinn and Ewen Stevenson (the former Group Chief Financial
Officer) participated in the 2021–2023 LTI that will vest in March
2024. As disclosed in our 2020 Directors’ remuneration report, the
Committee considered windfall gains at the time of award and determined no adjustment was appropriate.
The maximum RoTE and relative total shareholder return (‘TSR’)
targets were exceeded. The capital reallocation to Asia measure was not met and the environment and sustainability measures were assessed to be 100% met. Overall, 75.00% of the original award will vest on a pro-rata basis over the next five years. Ewen Stevenson’s awards have been pro-rated for time in employment.
As this is the first LTI vesting for Noel Quinn, his single figure of remuneration for 2023 is materially changed. The 2023 single figure of remuneration for Noel Quinn is £10,641,000 (compared with
£5,562,000 for 2022). The value of the LTI award reflects the Group's improvement in performance, shareholder returns and share price over 2021 to 2023, and Noel Quinn's leadership in reshaping the
Group to deliver more sustainable returns to shareholders.
Noel Quinn's LTI vesting also means that the pay ratio measuring the total pay of the Group Chief Executive against the median pay of our
UK employees has increased to 169:1 compared with 95:1 last year.
Excluding the LTI vesting in respect of the year, the median ratio remained broadly in line with prior years at 86:1. This is consistent with the pay and progression policies for our UK workforce,
considering the diverse mix of employees, the pay mix for various roles and the differences in pay structure compared with executive
Directors.
2024–2026 LTI awards
We have reviewed the performance measures for LTI awards
considering the next phase of our strategy over 2024 to 2026. We will retain Group RoTE, relative TSR and environment targets, reflecting our strategic commitments, and to measure relative performance compared with peers. The capital reallocation to Asia measure was previously included to retain focus on repositioning the Group’s capital base through the transformation of the business. While our
operations in Asia continue to be of significant strategic importance to the Group, it was the Committee’s view that this measure no longer appropriately incentivises the delivery of sustainable returns achievable across wider markets in which HSBC operates. We are simplifying the 2024–2026 LTI by removing this metric and increasing the weighting of RoTE and relative TSR.
The relative TSR peer group was amended for 2023 to include more
Asian peers to better reflect our growth and investment focus. We do not propose to make any changes for 2024 other than the removal of the Credit Suisse Group following its acquisition by UBS Group.
Noel Quinn and Georges Elhedery will each receive a 2024–2026 LTI award of 320% of base salary in respect of their performance for
2023 (Noel Quinn: £4,275,000; Georges Elhedery: £2,496,000).
Subject to performance over the next three years, awards will vest over a further five years with a one-year retention period on vesting shares. Further details on our targets can be found on page 322.
Fixed pay for 2024
We have increased the base salary of our executive Directors by 3%, effective from 1 March 2024. The increase is lower than the overall fixed pay increase of 4.4% for our wider workforce.
Remuneration in 2024
The Committee welcomes the change announced by the PRA and the
Financial Conduct Authority ('FCA') to remove the existing limits on the ratio between fixed and variable pay.
The announcement, together with the wider considerations on the overall competitiveness of the UK capital markets, provides us an opportunity to consider the competitiveness of our remuneration arrangements for our executive Directors and wider workforce.
At the 2024 AGM, we will seek shareholder approval to provide the
Committee with discretion, where regulations allow, to set an appropriate variable to fixed pay ratio considering all relevant factors, including our business activities and associated prudential and conduct risks.
This will improve flexibility in the structure of remuneration to increase the amount of pay that is variable, subject to the delivery of performance. It will also strengthen our ability to recruit and retain people in competitive markets where many of our international competitors do not have similar restrictions.
We remain very supportive of the use of deferral mechanisms and the requirements to deliver a substantial portion of variable remuneration in shares to ensure alignment between shareholders, good risk management and individual reward.
For our executive Directors, we have started early engagement with institutional shareholders and proxy advisory bodies ahead of the renewal of our Directors' remuneration policy in 2025. Over several years, the Committee has expressed concerns around the
competitiveness of the executive Director remuneration opportunity and indicated that our preference would be to operate a policy with a higher proportion of the package based on variable pay linked to performance. The Committee continues to believe in a more
performance-based structure, and we will seek shareholder approval for a new Directors' remuneration policy at the 2025 AGM in line with the normal three-year cycle after engaging with shareholders through
2024.
Conclusion
On behalf of the Committee, I would like to thank our shareholders for the time taken to engage with us during the year. We welcome the feedback on our approach to remuneration and I look forward to engaging with you further in the year ahead as we continue our review of the Directors’ remuneration policy, in advance of the 2025
AGM.
As Chair of the Committee, I hope you will support the 2023
Directors’ remuneration report and the resolution to remove the 2:1 cap on variable pay for our Material Risk Takers at this year's AGM.
Dame Carolyn Fairbairn
Chair
Group Remuneration Committee
21 February 2024

HSBC Holdings plc	317
Executive remuneration at a glance
This section sets out an overview of our performance, 2023 remuneration outcomes for executive Directors and a summary of the policy approved by shareholders at our 2022 AGM, including how we will implement the policy in 2024.
Our performance

Reported profit before tax $30.3bn (2022: $17.1bn)	Net new invested assets $84bn (2022: $80bn)	Operating expenses $32.1bn (2022: $32.7bn)	Return on average tangible equity 14.6% (2022: 10.0%)
Employee engagement index[1] 77% (2022: 74%)	Inclusion index 78% (2022: 76%)	Percentage of colleagues of Asian heritage in senior leadership roles 37.8% (2022: 34.0%)	Percentage of women in senior leadership roles[2] 34.1% (2022: 33.3%)
1The 2022 employee engagement index score has been recalculated to reflect a change in the composition of questions in the 2023 index to ensure comparisons remain valid. In 2022 the employee engagement index was reported as 73%.
2The percentage of women in senior leadership roles excluded the Canada business held for sale.
Remuneration outcomes for executive Directors
Summary remuneration outcomes for 2023 are set out below. Further details are set out in our annual report on Directors‘ remuneration on pages 320 to 322.

Noel Quinn	Georges Elhedery
Annual incentive outcome (£000)

Long-term incentive outcome (£000)
Georges Elhedery did not participate in the
2021–2023 long-term incentive

Single figure of remuneration (£000)

Shareholding (% of base salary)
Report of the Directors | Corporate governance report | Directors’ remuneration report

318	HSBC Holdings plc
Remuneration policy summary – executive Directors
Our Directors' remuneration policy was approved at the AGM on 29 April 2022. The full policy can be found on pages 257 to 265 of our Annual
Report and Accounts 2021 and in the Directors’ Remuneration Policy Supplement, which is available under Group results and reporting in the
‘Investors‘ section of www.hsbc.com.

Elements and objectives	Operation	Implementation in 2024
Base salary
–Base salary is paid in cash on a monthly basis.
–Other than in exceptional circumstances, the base salary for the current executive
Directors will not increase by more than 15% above the level at the start of the policy period in total for the duration of the policy.
Base salary will increase by 3% for 2024 and will be: –Noel Quinn: £1,376,000 –Georges Elhedery: £803,000
Fixed pay allowance (‘FPA’)
–The FPA is granted in instalments of immediately vested shares.
–On vesting, the net number of shares delivered (after those withheld to cover any income tax and social security) are subject to a retention period and released annually on a pro-rata basis over five years, starting from the March immediately following the end of the financial year for which the shares are granted.
–Dividends are paid on the vested shares held during the retention period.
FPA will not be increased for 2024 and will remain: –Noel Quinn: £1,700,000 –Georges Elhedery: £1,085,000
Cash in lieu of pension
–10% of base salary is paid on a monthly basis.
–This allowance, as a percentage of salary, is aligned with the maximum contribution rate that HSBC could make for a majority of employees who are defined contribution members of the HSBC Bank (UK) Pension Scheme.
–No change to percentage of base salary.
Annual incentive
–The maximum opportunity is up to 215% of base salary.
–Performance is measured against an individual scorecard.
–At least 50% of any award is delivered in shares, which are normally immediately vested.
–On vesting, the net number of shares that have vested (after those sold to cover any income tax and social security payable) will be held for a retention period of up to one year, or such period as required by regulators.
–Awards will be subject to clawback (i.e. repayment or recoupment of paid vested awards)
for a period of seven years from the date of award, extending to 10 years in the event of an ongoing internal/regulatory investigation at the end of the seven-year period. Any unvested awards will be subject to malus (i.e. reduction and/or cancellation) during any applicable deferral period.
–No change to opportunity. –See page 324 for 2024 measures.
Long-term incentive (‘LTI’)
–The maximum opportunity is up to 320% of base salary.
–The LTI award is granted if the Committee considers that there has been satisfactory performance over the prior year, and is subject to a forward-looking three-year performance period from the start of the financial year in which the awards are granted.
–At the end of the performance period, awards will vest in five equal instalments, with the first vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date.
–On vesting, the net number of shares that have vested (after those sold to cover any income tax and social security payable) will be held for a retention period of up to one year, or such period as required by regulators.
–Awards are subject to malus provisions prior to vesting. Vested shares are subject to clawback on the same terms as the annual incentive.
–Awards may be entitled to dividend equivalents during the vesting period, paid on vesting.
Where awards do not receive dividend equivalents, the number of shares awarded can be determined using the share price discounted for the expected dividend yield.
–No change to opportunity. –See page 323 for details of the 2024–2026 LTI awards.
Benefits
–Benefits include the provision of medical insurance, accommodation, car, club membership, independent legal advice in relation to a matter arising out of the performance of employment duties for HSBC, tax return assistance or preparation, and travel assistance (including any associated tax due, where applicable).
–Additional benefits may also be provided when an executive is relocated or spends a substantial proportion of his/her time in more than one jurisdiction for business needs.
–Benefits to be provided as per policy and details disclosed in the Annual Report and Accounts 2024 single figure of remuneration table.
Shareholding guidelines
Executive Directors are expected to satisfy the following shareholding requirement as a percentage of base salary within five years from the date of their appointment:
–Group Chief Executive: 400%
–Group Chief Financial Officer: 300%
–No change to percentage of base salary.
All-employee share plans	Executive Directors are eligible to participate in all-employee share plans, such as HSBC Sharesave, on the same basis as all other employees.	–Participation will be disclosed in the respective Annual Report and Accounts, as required.

HSBC Holdings plc	319
Annual report on Directors’ remuneration
This section sets out how our approved Directors’ remuneration policy was implemented during 2023.
Determining executive Directors’ incentive outcomes
(Audited)
For any annual incentive award to be made, each executive Director must achieve a minimum standard of conduct and values-aligned behaviour. Both executive Directors met this requirement for 2023.
The award is determined by applying the outcome of their annual scorecard to the maximum opportunity, set at 215% of base salary.
The financial measures, weightings and targets were set at the start of the financial year to align with our reported financial performance and before significant changes in the interest rate environment. They considered the 2023 financial plan, data from 2022, external commitments, scenario testing of upside and downside risks in the plan, and analyst consensus where relevant.
The Committee considered carefully the wider context in which performance was delivered and the impact of strategic transactions and one-offs on the Group's financial performance in 2023, including the favourable year-on-year impact of $4.1bn relating to the sale of our retail banking operations in France and the provisional gain on the acquisition of SVB UK, balanced with the $3.0bn impairment charge relating to the investment in BoCom.
Consistent with the approach in prior years, the Committee judged that it was appropriate to assess financial performance for the purpose of the annual scorecard excluding these items, to ensure that out-turns were not impacted by one-offs. The assessment of RoTE and profit before tax measures therefore excluded strategic
transactions and the BoCom impairment.
The Committee also considered the impact of interest rates on performance and noted that macroeconomic fluctuations remain a frequent driver of the Group’s business outcomes for our executives to manage. In recent years these factors have not led to discretionary scorecard adjustments for our executive Directors, either positive or negative, which the Committee continues to believe is appropriate.
Performance was above the maximum targets for Group profit before tax, Group RoTE and Asia RoTE. On our cost target basis, growth was
6% versus our target of approximately 3% compared with 2022 and below the performance range.
For strategic measures, diversity representation targets were set based on a trajectory to meet our external commitments. Other measures were set based on maintaining or improving when
compared with 2022 performance and/or market benchmarks.
The Inclusion index in our employee Snapshot survey exceeded target, and was significantly above the financial services benchmark.
We met or exceeded our senior leadership diversity representation targets. Our customer net promoter score ('NPS') performance was largely positive relative to our competitors in most areas of our business.
The Committee considered that the scorecard outcome for personal measures for both Noel Quinn and Georges Elhedery was appropriate against the targets set at the start of the year.
Overall, this resulted in a formulaic scorecard outcome of 75.93% of the maximum for Noel Quinn and 76.75% for Georges Elhedery.
The Committee discussed at length whether the risk and compliance modifier should be applied for 2023 for the Group’s performance against key risk metrics, including the historical failings identified by the PRA in its Notice of 29 January 2024.
As part of its deliberations, the Committee reflected on the overall risk management in the year, and in respect of the PRA Notice: the nature of the failings identified; the regulator’s finding that the breaches identified were not deliberate or reckless; fines levied; and
the tenure and specific responsibilities of the executive Directors in relation to the issues covered.
Taking into account inputs from the Group Risk Committee and Noel
Quinn's overall accountability for the performance and risk
management of the Group in 2023, the Committee used its
judgement and applied a downward adjustment of 7.50% to his
scorecard outcome.
This results in a final outcome of 70.24% of the maximum opportunity for Noel Quinn (2022: 75.35%) and an annual incentive of £2,018,000, which is 7% lower than £2,164,000 in 2022.
No risk and compliance modifier was applied for Georges Elhedery who was appointed as Group Chief Financial Officer on 1 January
2023, after all underlying issues identified by the PRA had been fully remediated. Georges Elhedery's scorecard outcome of 76.75%
results in an annual incentive of £1,287,000.
Annual incentive scorecard assessment
(Audited)

Summary assessment
		Minimum (25.0% payout)	Maximum (100.0% payout)		Noel Quinn			Georges Elhedery
				Performance[2]	Weighting (%)	Assessment (%)	Outcome (%)	Weighting (%)	Assessment (%)	Outcome (%)
	Profit before tax[1] ($bn)	25.8	30.3	31.6	15.0	100.00	15.00	15.0	100.00	15.00
	Target basis operating expenses ($bn)	31.0	30.5	31.6	15.0	—	—	15.0	—	—
	Group RoTE[1]	12.0%	14.5%	15.6%	15.0	100.00	15.00	15.0	100.00	15.00
	Asia RoTE[1]	12.8%	15.0%	16.8%	5.0	100.00	5.00	5.0	100.00	5.00
	Fee income ($bn)	11.8	13.1	11.84	5.0	25.55	1.28	5.0	25.55	1.28
Growth in net new invested assets ($bn)	Total (ex Hong Kong)	36.6	56.8	55.1	2.5	93.73	2.34	2.5	93.73	2.34
	Total	58.8	79.0	84.3	2.5	100.00	2.50	2.5	100.00	2.50
	Customer satisfaction	See following tables for commentary			15.0	91.67	13.75	15.0	91.67	13.75
	Employee experience				15.0	93.75	14.06	15.0	93.75	14.06
	Personal objectives				10.0		7.00	10.0		7.81
	Total				100.0		75.93	100.0		76.75
	Scorecard outcome (000)						£2,181			£1,287
	7.50% risk adjustment per Committee judgement (000)						£(163)			£0
	Annual incentive (000)						£2,018			£1,287
1  Assessed excluding strategic transactions and BoCom impairment.
2  The CET1 capital ratio underpin was met.
Report of the Directors | Corporate governance report | Directors’ remuneration report

320	HSBC Holdings plc

Stakeholder measures for Noel Quinn and Georges Elhedery
	Measures	Weighting (%)	Assessment considerations by the Committee	Assessment (%)	Outcome (%)
Customer satisfaction	Maintain and improve NPS in the UK and Hong Kong, in digital markets, and in key growth markets	15.0%
–NPS is sourced from our strategic NPS surveys with results gathered through independent third-party research agencies. The assessment is against quantitative targets set based on the level of improvement from the prior year and in rank position.
–In the UK and Hong Kong, we met our maximum NPS target and largely met the target in digital markets. Across other growth markets we met our maximum NPS target.
–In WPB, our NPS increased in five of our six key markets (Hong Kong, mainland China, Mexico, India and Singapore). In the UK, the slight decline of our NPS was driven by mass affluent customers. We ranked among the top three banks in three of our six key markets. In Hong Kong, we remained in first place overall, leading the market with our mobile app performance.
Our rank remained in the top three in mainland China, and rose to the top in
India.
–In CMB, we ranked among the top three banks in four of our six key markets. We were first place in Hong Kong and within the top three in mainland China, Singapore and Mexico.
–In GBM, we ranked in first place globally for NPS and digital satisfaction.
				91.67%	13.75%
Employee experience	Improve diversity and inclusion	15.0%
–The Inclusion index in our employee Snapshot survey increased by two percentage points and exceeded the maximum target of 77%. The score is seven points above the external financial services benchmark.
–The percentage of Black heritage colleagues in senior leadership roles increased by 0.5 percentage points to 3.0%, meeting the maximum target and on track to meet our external commitment of 3.4% by 2025.
–We made a 3.8 percentage point year-on-year net gain in senior leadership representation of colleagues with Asian heritage, against a 2022 year-end baseline of 34.0%
–The percentage of women in senior leadership roles increased by
0.8 percentage points to 34.1%, meeting the target, and below the maximum. The targets excluded the Canada business held for sale.
Including colleagues in HSBC Canada, gender representation in senior leadership is 34.2%.
				93.75%	14.06%

Personal objectives for Noel Quinn and Georges Elhedery
For each executive Director, personal objectives were set at the start of the year and measured by the Committee against agreed targets and key performance indicators.
Noel Quinn	Weighting	Assessment	Performance achievement
Technology transformation	4.0%	50.00%
–Our Cloud adoption rate, which is the percentage of our technology services on the private or public Cloud, increased to 43% (2022: 35%). At the end of 2023, about 54% of our WPB customers were 'mobile active'
users (2022: 49%) and the proportion of WPB sales completed digitally increased to 49% (2022: 43%).
–The Committee's assessment balanced strong progress automating our organisation at scale against the targets set, and progress to deliver our wider multi-year technology strategy.

Progress on innovation programmes	4.0%	100.00%
–Several strategic investments were made in Asia including Meditrust, a unicorn start-up, which will support
HSBC Life’s Pinnacle proposition in mainland China. Investments were made in a joint venture with
Tradeshift, an existing Ventures investment, which will support the trade finance business to deploy a range of technology solutions.
–In 2023, Zing, our new international payments business aimed at non-HSBC customers, was launched, and a digital currency capability with eHKD was piloted in Hong Kong. We became the first bank to pioneer quantum protection for foreign exchange trading, and were one of the first international banks to participate in China’s eCNY programme.
–Progress was made on several generative AI use cases including developer productivity, knowledge management and content generation. Our first AI patent to be used to detect cyber threats, was filed.

Simplification of processes and organisation	2.0%	50.00%
–Strong progress was made with the completion of the exit from Greece, merger in Oman, and sale of the
New Zealand WPB mortgage portfolio.
–The sale of our retail banking portfolio in France was completed on 1 January 2024 and we remain on track to sell our retail banking operations in Canada in the first quarter of 2024.
–The timing of our planned exit from our business in Russia was impacted by dependency on the regulatory and government approval process, which is outside of HSBC’s control.
–Exits from our WPB business in Mauritius and our hedge fund administration business were announced.

Total	7.00% out of 10.00%

Georges Elhedery	Weighting	Assessment	Performance achievement
Deliver activities relating to regulatory priorities	2.5%	58.33%
–The Integrity of Regulatory Reporting programme continues to remediate against known gaps to deliver improvements in quality of regulatory returns.
–The Bank of England Resolvability Assessment Framework self-assessment was submitted, demonstrating an uplift in the Group’s capabilities.
–Certain climate considerations have been assessed and incorporated into the annual financial planning cycle.
We also enhanced our climate scenario analysis capabilities in line with plan.

Deliver Finance change transformation and digitisation	2.5%	62.50%
–For the remediation of interest rate risk in the banking book, all 2023 targeted actions were completed from a first line of defence perspective, subject to second and third line of defence review and confirmation in early 2024 as planned.
–Identified Finance change transformation activities have been deployed in line with plans.

More energised Finance workforce	2.5%	100.00%	– Global Finance employee engagement index increased to 79% (2022: 74%), exceeding the target set. – Global Finance career index increased to 69% (2022: 65%), exceeding the target set.
Drive liquidity and capital management across the Group	2.5%	91.67%
–The Group’s CET1 capital ratio was delivered above our target operating range.
–Planned liquidity optimisation outcomes were successfully met.
–Targets relating to earnings stabilisation were assessed as met.

Total	7.81% out of 10.00%

HSBC Holdings plc	321
Single figure of remuneration
(Audited)
The following table shows the single figure of remuneration of each executive Director for 2023, together with comparative figures. This is the first vesting LTI for Noel Quinn since his appointment as Group Chief Executive in 2020 and so materially changes the composition of his single figure of remuneration for 2023.

Single figure of remuneration
	Noel Quinn		Georges Elhedery[1]
(£000)	2023	2022	2023	2022
Base salary	1,336	1,329	780	—
Fixed pay allowance (’FPA’)	1,700	1,700	1,085	—
Cash in lieu of pension	134	133	78	—
Taxable benefits[2]	127	119	4	—
Non-taxable benefits	89	86	52	—
Total fixed	3,386	3,367	1,999	—
Annual incentive[3]	2,018	2,164	1,287	—
Notional returns[4]	43	31	6	—
Replacement award	—	—	—	—
Long-term incentive[5]	5,195	—	—	—
Total variable	7,256	2,195	1,293	—
Total fixed and variable	10,641	5,562	3,292	—
1Georges Elhedery was appointed Group Chief Financial Officer from 1 January 2023.
2Taxable benefits include the provision of medical insurance, car benefit, accommodation and tax return assistance (including any associated tax due, where applicable). Non-taxable benefits include the provision of life assurance and other insurance cover.
3Annual incentive awards to the executive Directors are awarded 50% in cash and 50% in shares. The shares portion of the award vests immediately at grant and is subject to a retention period of one year and clawback provisions.
4Deferred cash awards granted in prior years include a right to receive notional returns for the period between the grant and vesting date. This is determined by reference to a rate of return specified at the time of grant and paid annually, with the amount disclosed on a paid basis.
5An LTI award over 1,118,554 shares was made in February 2021 (in respect of 2020) at a share price of £4.262 for which the performance period ended on 31 December 2023. The value has been computed based on a share price of £6.192, the average share price during the three-month period to 31 December 2023. The value attributable to share price appreciation is £1,619,106. See the following section for details of the assessment outcomes, which resulted in 75.00% vesting due to performance.
Benefits
The values of the significant benefits in the single figure table are set out in the following table. The insurance benefit for Noel Quinn has increased year on year because of the increase in premium at annual renewal. The car benefits for Georges Elhedery are not included in the table below as they were not deemed significant.

	Noel Quinn		Georges Elhedery
(£000)	2023	2022	2023	2022
Insurance benefit (non-taxable)	84	82	49	—
Accommodation in Hong Kong (taxable)	67	39	—	—
Car and driver in UK and Hong Kong (taxable)	47	69	—	—
Long-term incentive (’LTI’) awards
(Audited)
LTI awards over 2021 to 2023 performance period
The 2021–2023 LTI award was granted to Noel Quinn and Ewen
Stevenson in February 2021. Georges Elhedery was in a different role at the time and did not receive the 2021–2023 LTI award.
The scorecard delivered an outcome of 75.00%, reflecting a
significant improvement in shareholder returns across the
performance period.
In line with the terms of his departure, Ewen Stevenson is a good leaver and his award has been pro-rated for time in employment.
Based on the performance outcome, 838,915 shares will vest for
Noel Quinn and 371,697 shares will vest for Ewen Stevenson. The awards will vest in five equal annual instalments commencing in
March 2024.
The Committee is mindful of executives not experiencing ’windfall gains’ through the granting of LTI awards when a share price is particularly low. We introduced an upfront windfall gains check for the
2021–2023 LTI award such that if the LTI grant share price
experienced a greater than 30% decline since the previous grant, then a downward adjustment would be made. The Committee
determined that there were no windfall gains to consider for this award given the share price at grant (£4.26) was 24% below the share price at the previous LTI grant (£5.62).
The 2021–2023 LTI award is subject to a risk and compliance
modifier. The Committee received input from the GRC who assessed that the performance targets were delivered with appropriate risk management. On this basis, the Committee considered that no
adjustment for risk should be made to the 2021–2023 LTI award. The
CET1 capital ratio underpin for the 2021–2023 LTI award was also met.
Report of the Directors | Corporate governance report | Directors’ remuneration report

322	HSBC Holdings plc

Assessment of the 2021–2023 LTI awards
Measures (weighting)[1]		Minimum (25.0% payout)	Target (50.0% payout)	Maximum (100.0% payout)	Actual	Assessment	Outcome
RoTE with CET1 capital ratio underpin[2] (25.0%)		8.0%	9.0%	10.0%	14.6%	100.0%	25.00%
Capital reallocation to Asia with CET1 capital ratio underpin[3] (25.0%)		45.0%	47.0%	50.0%	43.4%	0.0%	0.00%
Transition to net zero[4] (25.0%)	Carbon reduction (own emissions)	42.0%	48.0%	51.0%	57.3%	100.0%	12.50%
	Sustainable finance and investment	$200.0bn	$240.0bn	$260.0bn	$294.0bn	100.0%	12.50%
Relative TSR[5] (25.0%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of the peer group	Above upper quartile	100.0%	25.00%
Total							75.00%
1  Awards vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set out in this table.
2  Assessed based on RoTE in the 2023 financial year. The CET1 capital ratio underpin was met.
3  Assessed based on share of Group tangible equity (on a constant currency basis and excluding associates) allocated to Asia by 31 December 2023, which was not met.
4  Carbon reduction assessed on percentage reduction in total energy and travel emissions achieved by 31 December 2023 using 2019 as the baseline.
Sustainable finance and investment assessed on cumulative financing provided over the performance period.
5  The peer group was: Bank of America, Barclays, BNP Paribas, Citigroup, DBS Group Holdings, Deutsche Bank, J.P. Morgan Chase & Co., Lloyds
Banking Group, Morgan Stanley, Standard Chartered and UBS Group. Credit Suisse Group was removed from the peer group following its acquisition by UBS Group in June 2023.
LTI awards over 2024 to 2026 performance period
After taking into account performance for 2023, the Committee decided to grant Noel Quinn an LTI award of £4,275,000 and Georges
Elhedery an LTI award of £2,496,000 (both 320% of base salary).
The awards will have a three-year performance period starting on
1 January 2024.
The Committee has reviewed the performance measures considering feedback from shareholders and the next phase of our strategy. We are simplifying and improving the focus on shareholder returns by assessing performance on three measures, including RoTE and
relative TSR which are equally-weighted financial measures, and a third measure linked to our climate ambitions.
The capital reallocation to Asia measure was previously included to retain focus on repositioning the Group’s capital base through the transformation of the business. While our operations in Asia continue to be of significant strategic importance to the Group, it was the
Committee’s view that this measure no longer appropriately
incentivised the delivery of sustainable returns achievable across wider markets in which HSBC operates.
Targets have been set to balance stretch and achievability so that awards act as an effective incentive for management, and incentivise outperformance, aligned to our external strategic commitments.
–The minimum threshold for the RoTE measure is aligned to our external commitment of mid-teens RoTE over the medium term.
–The relative TSR peer group was amended for 2023 to include more Asian peers to better reflect our growth and investment focus. No changes have been made for 2024 other than the
removal of the Credit Suisse Group following its acquisition by
UBS Group.
–Our emissions reduction targets have been set based on meeting our commitments to procure 90% renewable energy by 2025 and
halve energy consumption and travel emissions by 2030.
–Our sustainable finance and investments measure is based on our ambition announced in 2020 to provide $750bn to $1tn of
financing and investment by 2030. Although the target range is lower than for the 2023–2025 LTI awards, we are on track to meet our 2030 ambition, with changing market conditions slightly
impacting our year-on-year trajectory.
The LTI is subject to a risk and compliance modifier, which gives the
Committee the discretion to ensure performance targets are delivered with appropriate risk management.
The RoTE measure is subject to a CET1 capital ratio underpin. If the
CET1 capital ratio at the end of the performance period is below the
CET1 risk tolerance level set in the risk appetite statement, then the assessment for this measure will be reduced to nil.
The number of shares to be awarded will be adjusted to reflect the expected dividend yield of the shares over the vesting period, as awards are not entitled to dividend equivalents in accordance with regulatory requirements.
To the extent performance conditions are satisfied at the end of the three-year performance period, the awards will vest in five equal annual instalments commencing from around the third anniversary of the grant date. On vesting, shares equivalent to the net number of shares that have vested (after those sold to cover any income tax and social security payable) will be held for a retention period of up to one year, or such period as required by regulators.

HSBC Holdings plc	323

Performance conditions for the 2024–2026 LTI awards
Measures (weighting)[1]		Minimum (25.0% payout)	Target (50.0% payout)	Maximum (100.0% payout)
RoTE with CET1 capital ratio underpin[2] (37.5%)		14.0%	16.0%	17.0%
Environment[3] (25.0%)	Carbon reduction (own emissions)	66.0%	70.0%	74.0%
	Sustainable finance and investment	$539.0bn	$641.0bn	$693.0bn
Relative TSR[4] (37.5%)		At the median of the peer group	Straight-line vesting between minimum and maximum	At the upper quartile of the peer group
Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to revise down the formulaic outcome taking into account performance against risk and compliance factors during the performance period.

1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2To be assessed based on RoTE at the end of the performance period, subject to the CET1 capital ratio underpin.
3Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2026 using 2019 as the baseline. The sustainable finance and investment metric will assess the cumulative amount provided and facilitated over the period ending
31 December 2026.
4The peer group for the 2023 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings,
J.P. Morgan Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.
Annual incentive measures for 2024
The 2024 annual incentive scorecard measures for our executive
Directors have been set to incentivise the delivery of the next phase of our strategy.
We have reduced the number of financial measures, reflecting feedback from shareholders to simplify our approach and ensure focus on our key strategic commitments. The weighting of Group
RoTE has increased to 25% (from 15% in 2023). The overall
weighting of financial measures remains at 60%.
Financial measures will be assessed on a reported basis excluding notable items so that the outcome reflects performance excluding the impact of one-off and items not controlled by management.
Our first net zero transition plan was launched in January 2024 setting out our approach to net zero and the actions we are taking. To support our ambition, a sustainability measure has been added to the annual scorecard, which will be assessed based on the execution of our sustainability commitments against Board approved plans.
Personal measures have been set to ensure meaningful weighting for the most critical objectives for each executive Director.
The Committee will continue to retain discretion to adjust the formulaic outcomes of scorecards, taking into account factors such as
Group profits, wider business performance and stakeholder
experience, to ensure executive reward is aligned with underlying
Group performance and the broader stakeholder experience.
The weightings and performance measures for the 2024 annual
incentive scorecard for executive Directors are in the adjacent table.
The targets have been set to reflect the Group’s 2024 plan, while considering macroeconomic uncertainty, including the interest rate environment and inflation. The performance targets are commercially sensitive and it would be detrimental to the Group’s interests to disclose them at the start of the financial year. Subject to commercial sensitivity, we will disclose the targets in the 2024 Directors’
remuneration report.

2024 annual incentive performance measures	Weighting
Financial (all measures subject to CET1 capital ratio underpin, and excluding notable items)	60.0%
Profit before tax	15.0%
Operating expenses	15.0%
Group RoTE	25.0%
Asia RoTE	5.0%
Stakeholders	30.0%
Customer satisfaction Improvement in NPS scores/rank	15.0%
Employee experience Gender and ethnicity representation and Inclusion index score	10.0%
Execution of our sustainability commitments against Board approved plans	5.0%
Personal measures –Group Chief Executive: Technology transformation and enhanced Board information –Group Chief Financial Officer: Delivery of regulatory change programmes (including regulatory reporting), enhancement of external disclosures and robust liquidity and capital management	10.0%
Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to
revise down the formulaic outcome taking into account
performance against risk and compliance factors during the
performance period.

Report of the Directors | Corporate governance report | Directors’ remuneration report

324	HSBC Holdings plc
Our approach to workforce reward
Our goal is to deliver a unique and exceptional experience to energise colleagues to perform at their best. This is critical to strengthening our ability to attract, retain and motivate the people we need, in competitive markets where employee expectations continue to
evolve.
Our approach is centred on our purpose and values, and our reward principles and commitments are:
–We will reward our colleagues responsibly through fixed pay security and protection through core benefits, a competitive total compensation opportunity, pay equity, and a more inclusive and sustainable benefits proposition over time.
–We will recognise colleagues' success through our performance culture and routines, including feedback and recognition, pay for performance, and all employee share ownership opportunities.
–We will support our colleagues to grow through our proposition beyond pay, with a focus on future skills and development,
support for well-being, and flexibility.
Pay is an important part of our overall proposition. Our focus is improving transparency and clarity for colleagues so they understand better how we make pay decisions.
For 2024, we will introduce a new variable pay structure for over
150,000 junior and middle management colleagues, providing more clarity around the variable pay levels for on-target performance, while retaining flexibility to differentiate outcomes for performance.
We have been certified by the Fair Wage Network as a global Living
Wage employer for 2024. This is an important commitment to give colleagues confidence that our fixed pay levels are sufficient to provide financial security.
The section below highlights some of our achievements in 2023.

We will reward you responsibly

78% ▲ up 5% from 2022 of colleagues say pay recommendations determined regardless of personal characteristics
Many of our colleagues found 2023 to be a challenging year. While inflation has fallen from levels seen in 2022, it remains high across many of our markets, which has resulted in continued pressures on the cost of living.
Fixed pay increases for 2024 were determined based on consistent principles to help address wage inflation in the markets where we operate. Across the Group, there was an overall increase in fixed pay of 4.4%. The level of increases varied by market, depending on the economic situation and individual roles. Increases were targeted towards more junior and middle management colleagues where fixed pay is a larger proportion of overall pay.
We continued to take action outside of our annual cycle to address inflation pressures for colleagues, where the local context required this. In Argentina and
Türkiye, we gave our colleagues fixed pay increases throughout the year. In Egypt, we supported our colleagues with a one-off pay adjustment in response to high inflation.

52% ▲ up 9% from 2022 of colleagues say they are paid fairly for what they do
59% same as 2022 of colleagues say my benefits meet my (and my family's) needs well

We will recognise your success

81% ▲ up 7% from 2022 of colleagues say they receive feedback helping them improve performance
Over 90% of colleagues have access to share ownership plans globally, with 25%
of our global employee population taking part. In the UK, following the maturity of the three-year 2020 Sharesave plan with an option price of £2.627, colleagues benefited from significant share price growth at a time when they needed it most.
The 2020 plan had the highest take up rate and contribution level in recent years.

1.4 million recognitions the highest since the At Our Best recognition platform was launched in 2015

We will support you to grow

78% ▲ up 20% from 2022 of colleagues work flexibly and split their time between home and the workplace
Our approach to benefits and well-being balances local market practice with global minimum standards. More than 95% of colleagues have private medical insurance, a retirement plan and life insurance.
Our well-being programme focuses on mental, physical, financial and social well-
being. In our employee Snapshot survey, 83% of colleagues said their mental health was positive. HSBC has been ranked top tier for mental health in the global
CCLA Corporate Mental Health Benchmark.
We have prioritised supporting colleagues to work flexibly, balancing customer needs, social connection and individual flexibility. Flexible working remains one of the most cited reasons why colleagues would recommend HSBC as a place to work, and a third of new joiners say it is what attracted them to HSBC.
We have delivered a world-class talent marketplace and learning experience platform, providing learning pathways, projects and networking opportunities to more than 200,000 colleagues. An average of 23.9 hours of training was delivered per FTE in 2023.

71% ▲ up 3% from 2022 our career index is higher than the financial services benchmark by 6%

HSBC Holdings plc	325
Remuneration structure for employees
We set out below the key features of our remuneration framework, which applies on a Group-wide basis, subject to compliance with local laws:

Remuneration components and objectives	Application for Group employees	Approach for executive Directors
Fixed pay Attract and retain employees with market competitive pay for the role, skills and experience required.
–Fixed pay may include base salary, fixed pay allowance, cash in lieu of pension and other cash allowances in accordance with local market practice.
–It is based on predetermined criteria, non-discretionary, transparent and not reduced based on performance.
–It represents a higher proportion of total compensation for more junior colleagues.
–Fixed pay may change to reflect an individual’s position, role or grade, cost of living in the country, individual skills, capabilities and experience.
–Fixed pay is generally delivered in cash on a monthly basis.
–Consistent with approach for Group colleagues except fixed pay allowance paid in shares.
Benefits Support the physical, mental and financial health of a diverse workforce in accordance with local market practice.	–Benefits may include, but are not limited to, the provision of a pension, medical insurance, life insurance, health assessment and relocation support.	–Provision of medical insurance, life insurance, car and tax return assistance. Group Chief Executive is eligible to receive accommodation and a car benefit in Hong Kong.
Annual incentive
Incentivise and reward
performance based on
annual financial and
non-financial measures
consistent with the
medium- to long-term
strategy, stakeholder
interests and values-
aligned behaviours.

–All employees are eligible to be considered for a discretionary variable pay award.
Individual awards are determined against objectives for performance set at the start of the year.
–Variable pay represent a higher proportion of total compensation for more senior colleagues and will be more closely aligned to Group and business performance as seniority increases.
–Variable pay for Group employees identified as Material Risk Takers (’MRTs’) under
European Union Regulatory Technical Standard (’RTS’) 2021/923 is limited to 200% of fixed pay, as approved by shareholders at the 2014 AGM held on 23 May 2014 (98% in favour).
–Awards are generally paid in cash and shares. For MRTs, at least 50% of the awards are in shares and/or where required by regulations, in units linked to asset management funds.

–Annual incentive is
determined based on the
outcomes of annual
scorecard of financial and
non-financial measures.
–Executive Directors and
Group Executives are also
eligible to be considered for a
long-term incentive award,
which is subject to three-year
forward-looking performance
measures.

Buy-out awards Support recruitment of key individuals.
–Buy-out awards may be offered if an individual holds any outstanding unvested awards that are forfeited on resignation from the previous employer.
–The terms of the buy-out awards will not be more generous than the terms attached to the awards forfeited on cessation of employment with the previous employer.
–For new hires, the approach is consistent with the approach taken for employees and policy approved by shareholders.
New hire indicative variable pay Support recruitment of key individuals.
–New hire indicative variable pay is awarded in exceptional circumstances, and is limited to an individual's first year of employment only, and is subject to a number of factors (such as the respective performance of the Group, business unit and individual), and the final value paid remains at the full discretion of HSBC.
–The exceptional circumstances would typically involve a critical new hire and depend on factors such as the seniority of the individual, whether the new hire candidate is forfeiting any awards and the timing of the hire during the performance year.
–For new hires, the approach is consistent with the approach taken for employees and policy approved by shareholders.
Report of the Directors | Corporate governance report | Directors’ remuneration report

326	HSBC Holdings plc

Remuneration components and objectives (continued)	Application for Group employees	Approach for executive Directors
Deferral Align employee interests with the medium- to long-term strategy, stakeholder interests and values- aligned behaviours.
–A Group-wide deferral approach is applicable to all employees. A portion of annual incentive awards above a specified threshold is deferred in shares vesting annually over a three-year period (33% vesting on the first and second anniversaries of grant and 34% on the third).
–For MRTs, awards are generally subject to a minimum 40% deferral (60% for awards of
£500,000 or more) over a minimum period of four years.
–A deferral period of five years is applied for senior management and individuals in specified roles with managerial responsibilities as prescribed under the PRA and FCA remuneration rules and seven years for individuals in PRA-designated senior management functions.
–In line with the PRA and FCA remuneration rules, and in compliance with local regulations, the deferral requirement for MRTs is not applied to individuals where their total variable pay is £44,000 or less and variable pay is not more than one-third of total compensation. For these individuals, the Group standard deferral applies.
–Individuals based outside the UK and identified as MRTs under local regulations, would be subject to local requirements where necessary.
–All deferred awards are subject to malus provisions, subject to compliance with local laws. Awards granted to MRTs on or after 1 January 2015 and awards granted to non-
MRTs on or after 1 January 2022 are subject to clawback.
–HSBC operates an anti-hedging policy for all employees, which prohibits employees from entering into any personal hedging strategies in respect of HSBC securities.
–For all Group MRTs and the majority of local MRTs, excluding executive Directors, a minimum 50% of the deferred awards is in HSBC shares and the rest into deferred cash.
Local regulatory requirements would also apply where necessary.
–For some employees in our asset management business, where required by the relevant regulations, at least 50% of the deferred award is linked to fund units reflective of funds managed by those entities, with the remaining portion in deferred cash awards.
–Variable pay awards made in HSBC shares or linked to relevant fund units granted to
MRTs are generally subject to a one-year retention period post-vesting.
–MRTs who are subject to a five-year deferral period, except senior management or individuals in PRA- and FCA-designated senior management functions, have a six-month retention period applied to their awards.
–Where an employee is subject to more than one regulation, the requirement specific to the sector and/or country in which the individual is working is applied.

–All of the LTI award, or at
least 60% of the total variable
award (including LTI), is
deferred. The deferred
awards will vest in five equal
annual instalments, with the
first vesting on or around the
third anniversary of the grant
date and the last instalment
vesting on or around the
seventh anniversary of the
grant date.
–All deferred awards are in
HSBC shares and subject to a
post-vesting retention period
of one year.

Severance payments Adhere to contractual agreements with involuntary leavers.
–Where an individual’s employment is terminated involuntarily for gross misconduct then, subject to compliance with local laws, the Group’s policy is not to make any severance payment and all outstanding unvested awards are forfeited.
–For other cases of involuntary termination of employment, the determination of any severance will take into consideration the performance of the individual, contractual notice period, applicable local laws and circumstances of the case.
–Generally, for good leavers, all outstanding unvested awards will normally continue to vest in line with the applicable vesting dates. Where relevant, any performance conditions attached to the awards, and malus and clawback provisions, will remain applicable to those awards.
–Severance amounts awarded to MRTs are not considered as variable pay for the purpose of application of the deferral and variable pay cap rules under the PRA and FCA remuneration rules where such amounts include: (i) payments of fixed remuneration that would have been payable during the notice and/or consultation period; (ii) statutory severance payments; (iii) payments determined in accordance with any approach applicable in the relevant jurisdictions; and (iv) payments made to settle a potential or actual dispute.
–Any payments will be in line with the policy on loss of office.

HSBC Holdings plc	327
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
Fixed pay and benefits
Executive Directors may be entitled to payments in lieu of:
–notice, which may consist of base salary, FPA, pension entitlements and other contractual benefits, or an amount in lieu of; and/or
–accrued but untaken holiday entitlement.
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
–ill health, injury or disability, as established to the satisfaction of the Committee;
–retirement with the agreement and approval of the Committee;
–the employee’s employer ceasing to be a member of the Group;
–redundancy with the agreement and approval of the Committee; or
–any other reason at the discretion of the Committee.
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

Change of control	In the event of a change of control, outstanding awards will be treated in line with the provisions set out in the respective plan rules.
Report of the Directors | Corporate governance report | Directors’ remuneration report

328	HSBC Holdings plc
Committee governance
The Group Chief Executive, the Group Chief Risk and Compliance
Officer, the Group Company Secretary and Chief Governance Officer,
the Group Chief Human Resources Officer, and the Group Head of
Performance, Reward and Employee Relations routinely and
selectively attend Committee meetings. As detailed below, the Chair of the Group Remuneration Committee held regular meetings with management, and Committee advisers to discuss specific issues as they arose during the year outside the formal Committee process.
The Committee Secretary regularly met with the Chair to ensure the
Committee fulfilled its governance responsibilities, to consider input from stakeholders when finalising meeting agendas and track
progress on actions and Committee priorities. The Committee
Secretary will continue to support the Chair in ensuring that the
Committee has fulfilled its governance responsibilities.
A copy of the Committee’s terms of reference can be found on our website at www.hsbc.com/who-we-are/leadership-and-governance/
board-committees.

Matters considered during 2023
	Jan	Feb	May	Jun	Jul	Sep	Dec
Remuneration framework and governance
Group variable pay pool, workforce performance and pay matters, pay gap report, and employee insights	●	●	●	●	●	●	●
Directors’ remuneration policy design	ô	ô	ô	●	●	●	●
Executive Director remuneration policy implementation, scorecards and pay proposals	●	●	●	ô	●	●	●
Remuneration for other senior executives of the Group	●	●	●	ô	●	ô	●
Directors’ remuneration report	●	●	ô	ô	ô	ô	●
Regulatory, risk and governance
Material risk and audit events, and performance and remuneration impacts for individuals involved	●	●	●	ô	●	●	●
Regulatory updates, including approach and outcomes for the identification of Material Risk Takers	●	●	●	●	●	●	●
Governance matters	●	●	●	●	●	●	●
Principal subsidiaries
Matters from subsidiary committees	●	ô	●	●	ô	●	●

●	Matter considered	ô	Matter not considered
Advisers
The Committee received input and advice from different advisers on specific topics during 2023. Deloitte provided independent advice to the Committee. Deloitte also provided tax compliance and other advisory services to the Group in 2023. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.
The Committee also received advice from Willis Towers Watson on market data and remuneration trends. Willis Towers Watson also provides actuarial support to Global Finance, benchmarking data for the wider workforce and services related to benefits administration for our Group employees. The Committee was satisfied the advice provided by Deloitte and Willis Towers Watson was objective and independent in 2023.
For 2023, total fees of £292,800 and £51,492 were incurred in relation to remuneration advice provided by Deloitte and Willis Towers
Watson, respectively. This was based on pre-agreed fees and a time-
and-materials basis.
Attendees and interaction with other Board
committees
During the year, Noel Quinn as the Group Chief Executive provided regular briefings to the Committee. In addition, the Committee engaged with, and received updates from, the following:
–Mark Tucker, Group Chairman;
–Elaine Arden, Group Chief Human Resources Officer;
–Georges Elhedery, Group Chief Financial Officer;
–Jenny Craik, Group Head of Performance, Reward and Employee
Relations;
–Pam Kaur, Group Chief Risk and Compliance Officer;
–Bob Hoyt, Group Chief Legal Officer; and
–Aileen Taylor, Group Company Secretary and Chief Governance
Officer.
The Committee also received feedback and input from the Group Risk
Committee and Group Audit Committee on risk, conduct and
compliance-related matters relevant to remuneration.
No Director is present at Committee meetings when their own
remuneration is discussed.
In addition to the meetings above, the Chair took the opportunity to meet with the Chair of the Group Risk Committee and Group Audit
Committee to consider the Group’s risk and reward alignment
framework, which is designed to promote sound and effective risk management in meeting PRA and FCA remuneration rules and
expectations.
Committee effectiveness
In 2023, the annual review of the effectiveness of the Board committees, including the Group Remuneration Committee, was
conducted externally by Ffion Hague, Independent Board Evaluation.
The review determined that the Committee continued to operate effectively.
Areas for enhancement were identified, including continued focus on the relationship between the Group and its subsidiary entities, building on the efforts taken under the direction of the Committee
Chair, which will be kept under review in 2024.
The outcomes of the evaluation have been reported to the Board, and the Committee will track the progress in implementing
recommendations during 2024.
As highlighted in the Board effectiveness review disclosure on page 297, the Board considered that further improvement is required to ensure reporting is succinct and supported by relevant key performance indicators. Further details of the annual review of the
Board effectiveness review can be found on pages 296 to 297.

HSBC Holdings plc	329
Additional remuneration disclosures
This section provides further information and disclosure in relation to executive Director and wider workforce remuneration as required under the Directors' Remuneration Report Regulations, the UK
Corporate Governance Code, Hong Kong Ordinances, Hong Kong
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
Clarity
–The Committee regularly engages and consults with major shareholders to take into account shareholder feedback and to ensure there is transparency on our policy and its implementation.
–Details of our remuneration practices and our remuneration policy for Directors are published and available to all our employees.

Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce.
Simplicity
–Our Directors' remuneration policy has been designed so that it is easy to understand and transparent, while complying with the provisions set out in the UK Corporate Governance Code and the remuneration rules of the UK's PRA and FCA, as well as meeting the expectations of our shareholders. The objective of each remuneration element is explained and the amount paid in respect of each element is clearly set out.

Remuneration structures should avoid complexity and their rationale and operation should be easy to understand.
Risk
–In line with regulatory requirements, our remuneration practices promote sound and effective risk management while supporting our business objectives.
–The Group Chief Risk and Compliance Officer attends Committee meetings and updates the
Committee on the overall risk profile of the Group. The Committee also seeks inputs from the
Group Risk Committee when making remuneration decisions.
–Risk and conduct considerations are taken into account in setting the variable pay pool, from which any executive Director variable pay is funded.
–Executive Directors' annual incentive and LTI scorecards include a mix of financial and non-
financial measures. Financial measures are subject to a CET1 underpin to ensure CET1 remains within risk tolerance levels while achieving financial targets. In addition, the overall scorecard outcome is subject to a risk and compliance modifier.
–The deferred portion of any awards granted to executive Directors is subject to a seven-year deferral period during which our malus policy can be applied. All variable pay awards that have vested are subject to our clawback policy for a period of up to seven years from the award date
(extending to 10 years where an investigation is ongoing).

Remuneration structures should identify and mitigate against reputational and other risks from excessive rewards, as well as behavioural risks that can arise from target-based incentive plans.
Predictability
–The charts set out in our shareholder approved policy report (available in our Annual Report and
Accounts 2021) show how the total value of remuneration and its composition vary under different performance scenarios for executive Directors.

The range of possible values of rewards to individual Directors and any other limits or discretions should be identified and explained at the time of approving the policy.
Proportionality
–The annual incentive and LTI scorecards reward achievement of our financial and resource plan targets, as well as long-term financial and shareholder value creation targets.
–The Committee retains the discretion to adjust the annual incentive and LTI payout based on the outcome of the relevant scorecards, if it considers that the payout determined does not appropriately reflect the overall position and performance of the Group during the performance period.

The link between individual awards, the delivery of strategy and the long-term performance of the Group should be clear and outcomes should not reward poor performance.
Alignment with culture
–In order for any annual incentive award to be made, each executive Director must achieve a required behaviour rating, which is assessed by reference to the HSBC Values.
–Annual incentive and LTI scorecards contain non-financial measures linked to our wider social strategy. These include measures related to reducing the environmental impact of our operations, improving customer satisfaction, diversity and inclusion.
–Each year senior employees participate in a 360 survey, which gathers feedback on values-aligned behaviours from peers, direct reports, skip level reports and managers.

Incentive schemes should drive behaviours consistent with the Group's purpose, values and strategy.
Report of the Directors | Corporate governance report | Directors’ remuneration report

330	HSBC Holdings plc
Link between risk, performance and reward
Our remuneration practices promote sound and effective risk management to support our business objectives and the delivery of our strategy.
We set out below the key features of our framework, which enable us to align between risk, performance and reward, subject to compliance with local laws and regulations:

Framework elements	Application
Variable pay pool
–The Group variable pay pool is expected to reflect Group performance, based on a range of financial and non-financial factors. We use a countercyclical funding methodology, with both a floor and a ceiling, with the payout ratio generally reducing as performance increases to avoid pro-cyclicality. The floor recognises that even in challenging times, remaining competitive is important. The ceiling recognises that at higher levels of performance it is not always necessary to continue to increase the variable pay pool, thereby limiting the risk of inappropriate behaviour to drive financial performance.
–The main quantitative and qualitative performance and risk metrics used for assessment of performance include:
–Group and business unit financial performance, considering contextual factors driving performance, and capital requirements;
–current and future risks, taking into consideration performance against the risk appetite, financial and resourcing plan and global conduct outcomes; and
–fines, penalties and provisions for customer redress, which are automatically included in the Committee’s definition of profit for determining the pool.
–In the event that the Group was unable to distribute dividends to shareholders for reasons such as capital adequacy, then the Group may determine that as a year of weak performance. In such a year, the Group may withhold some, or all, variable pay for employees including unvested share awards, using the metrics outlined above as a basis for that determination.

Individual performance
–Assessment of individual performance is made with reference to clear and relevant financial and non-financial objectives. Objectives for senior management take into account appropriate measures linked to sustainability risks, such as: reduction in carbon footprint;
facilitating financing to help clients with their transition to net zero; employee diversity; and risk and compliance measures.
–A mandatory global risk and compliance objective is included for all other employees. Employees receive a behaviour rating as well as a performance rating, which ensures performance is assessed not only on what is achieved but also on how it is achieved.

Control function staff
–Group policy is for control functions staff to report into their respective function. Remuneration decisions for senior functional roles are made by the global function head.
–The performance and reward of individuals in control functions, including risk and compliance colleagues, are assessed according to a balanced scorecard of objectives specific to the functional role they undertake.
–Their remuneration is determined independent of the performance of the business areas they oversee.
–Remuneration is carefully benchmarked with the market and internally to ensure it is set at an appropriate level.
–The Committee is responsible for approving the remuneration for the Group Chief Risk and Compliance Officer and Group Head of
Internal Audit.

Variable pay adjustments and conduct recognition
–Variable pay awards may be adjusted downwards in circumstances including:
–detrimental conduct, including conduct that brings HSBC into disrepute;
–involvement in events resulting in significant operational losses, or events that have caused or have the potential to cause significant harm to HSBC; and
–non-compliance with the values-aligned behaviours and other mandatory requirements or policies.
–Rewarding positive conduct may take the form of use of our global recognition programme, At Our Best, or positive adjustments to variable pay awards.

Malus
–Malus can be applied to unvested deferred awards (up to 100% of awards) granted in prior years in circumstances including:
–detrimental conduct, including conduct that brings the business into disrepute;
–past performance being materially worse than originally reported;
–restatement, correction or amendment of any financial statements; and
–improper or inadequate risk management.

Clawback
–Clawback can be applied to vested or paid awards granted to MRTs on or after 1 January 2015 (and awards granted to non-MRTs on or after 1 January 2022) for a period of seven years, extended to 10 years for employees in PRA and FCA designated senior management functions in the event of ongoing internal/regulatory investigation at the end of the seven-year period. Clawback may be applied in circumstances including:
–participation in, or responsibility for, conduct that results in significant losses;
–failing to meet appropriate standards and propriety;
–reasonable evidence of misconduct or material error that would justify, or would have justified, summary termination of a contract of employment; and
–a material failure of risk management suffered by HSBC or a business unit in the context of Group risk-management standards, policies and procedures.
–Clawback can also be applied to vested or paid awards granted to designated Executive Officers as defined by the US Securities and Exchange Commission ('SEC') for a period of three years in the event of an accounting restatement due to material non-
compliance with any financial reporting requirement under the US securities laws.

Sales incentives	–We generally do not operate commission-based sales plans, unless aligned with local market practice and with appropriate safeguards to avoid incentivising inappropriate sales behaviours.
Identification of MRTs
–We identify individuals as MRTs based on qualitative and quantitative criteria set out in the PRA's and FCA's Remuneration Rules.
Our identification process is underpinned by the following key principles:
–MRTs are identified at Group, HSBC Bank (consolidated) and HSBC UK Bank level.
–MRTs are also identified at other solo regulated entity level as required by the regulations.
–When identifying an MRT, HSBC considers a colleague’s role within its matrix management structure. The global business and function that an individual works within takes precedence, followed by the geographical location in which they work.
–We also identify additional MRTs based on our own internal criteria, which include compensation thresholds and individuals in certain roles and grades who otherwise would not be identified as MRTs under the Remuneration Rules.

HSBC Holdings plc	331
Summary of shareholder return and Group Chief Executive remuneration
The graph shows HSBC TSR performance (based on the daily spot
Return Index in sterling) against the FTSE 100 Total Return Index for the 10-year period ended 31 December 2023.
The FTSE 100 Total Return Index has been chosen as a recognised broad equity market index of which HSBC Holdings is a member.
The single figure remuneration for the Group Chief Executive over the past 10 years, together with the outcomes of the respective
annual incentive and LTI awards, are presented in the following table.

HSBC TSR and FTSE 100 Total Return Index

	2014	2015	2016	2017	2018		2019		2020	2021	2022	2023
Group Chief Executive	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	John Flint	John Flint	Noel Quinn	Noel Quinn	Noel Quinn	Noel Quinn	Noel Quinn
Total single figure £000	7,619	7,340	5,675	6,086	2,387	4,582	2,922	1,977	4,154	4,895	5,562	10,641
Annual incentive[1] (% of maximum)	54%	45%	64%	80%	76%	76%	61%	66%	32%	57%	75%	70%
Long-term incentive[1,2,3] (% of maximum)	44%	41%	–%	–%	100%	–%	–%	–%	–%	–%	–%	75%
1The 2012 annual incentive figure for Stuart Gulliver included 60% of the annual incentive disclosed in the 2012 Directors’ remuneration report, which was deferred for five years and subject to service conditions and satisfactory completion of the five-year deferred prosecution agreement with the US
Department of Justice, entered into in December 2012 (’AML DPA’) as determined by the Committee. The AML DPA performance condition was met and the award vested in 2018. The value of the award at vesting was in the 2018 single figure of remuneration and included as long-term incentive for
2018.
2Long-term incentive awards are included in the single figure of remuneration for the year in which the performance period is deemed to be substantially completed. For Group Performance Share Plan (’GPSP’) awards, this is the end of the financial year preceding the date of grant. GPSP awards shown in 2014 to 2015 are therefore related to awards granted in 2015 to 2016.
3The GPSP was replaced by the LTI in 2016 and the value for GPSP is nil for 2016 as no GPSP award was made. LTI awards have a three-year performance period and the first LTI award was made in February 2017. The value of the LTI awards expected to vest will be included in the total single figure of remuneration of the year in which the performance period ends. Noel Quinn received the 2021–2023 LTI award that had a performance period which ended on 31 December 2023. This was the first LTI award granted to him as Group Chief Executive.
Voting results from Annual General Meeting

2023 Annual General Meeting voting results
	For	Against	Withheld
Remuneration report (votes cast)	79.75%	20.25%	––
	8,251,001,243	2,094,952,768	32,990,533
Remuneration policy (votes cast from 2022 Annual General Meeting)	95.73%	4.27%	––
	7,666,488,029	342,320,697	7,773,468
As set out in the Committee Chair's letter, the Committee reflected on feedback from investors following the vote on the implementation of our current policy at last year’s AGM. We explained in our statements of 5 May 2023 and 3 November 2023 that our largest shareholder voted against the Board’s recommendations on a number of resolutions including the Directors’ remuneration report, which impacted the results of these resolutions.
The Board was pleased that a large majority of shareholders voting at the AGM supported HSBC’s strategy. The Committee Chair has met with several of our large institutional investors and proxy advisory firms since the AGM, and there remains strong support for the current remuneration policy.
Report of the Directors | Corporate governance report | Directors’ remuneration report

332	HSBC Holdings plc
Pay ratio
The following table shows the ratio between the total pay of the
Group Chief Executive and the lower quartile, median and upper quartile pay of our UK employees.
Total pay and benefits for the Group Chief Executive is the single figure of remuneration for Noel Quinn. The increase in median ratio is primarily driven by the vesting of the 2021–2023 long-term incentive
('LTI'), which is the first he has received as Group Chief Executive.
Excluding the LTI vesting in respect of the year, the ratio remained broadly in line with prior years at 86:1 at median.

Total pay ratio
	Method	Lower quartile	Median	Upper quartile
2023	A	291:1	169:1	88:1
2022	A	167:1	95:1	49:1
2021	A	154:1	90:1	46:1
2020	A	139:1	85:1	43:1
2019	A	169:1	105:1	52:1

Total pay and benefits amounts used to calculate the ratio
(£)	Method	Lower quartile		Median		Upper quartile
		Total pay and benefits	Total salary	Total pay and benefits	Total salary	Total pay and benefits	Total salary
2023	A	36,528	27,680	63,000	45,536	121,223	89,506
2022	A	33,284	24,615	58,257	41,000	113,778	95,000
2021	A	31,727	27,666	54,678	41,500	106,951	84,000
2020	A	29,833	23,264	48,703	36,972	96,386	75,000
2019	A	28,920	24,235	46,593	41,905	93,365	72,840
The total pay and benefits for the median employee for 2023 was
£63,000, an 8.1% increase compared with 2022.
Our UK workforce comprises a diverse mix of colleagues across different businesses and levels of seniority, from junior cashiers in our retail branches to senior executives managing our global business units. We aim to deliver market-competitive pay for each role, taking into consideration the skills and experience required for the business.
Pay structure varies across roles in order to deliver an appropriate mix of fixed and variable pay. Junior colleagues have a greater portion of their pay delivered in a fixed component, which does not vary with performance and allows them to predictably meet their day-to-day needs. Our senior management, including executive Directors, generally have a higher portion of their total remuneration opportunity structured as variable pay and linked to the performance of the Group, given their role and ability to influence the strategy and performance of the Group. Executive Directors also have a higher proportion of their variable pay delivered in shares, which vest over a period of seven years with a post-vesting retention period of one year. During this deferral and retention period, the awards are linked to the share price so the value of award realised by them after the vesting and retention period will be aligned to the performance of the Group.
We are satisfied that the median pay ratio is consistent with the pay and progression policies for our UK workforce, taking into account the diverse mix of our UK employees, the pay mix applicable to each role and our objective of delivering market competitive pay for each role subject to Group, business and individual performance.
Our ratios have been calculated using the option ‘A’ methodology prescribed under the UK Companies (Miscellaneous Reporting)
Regulations 2018. Under this option, the ratios are calculated using full-time equivalent pay and benefits of all employees providing services in the UK at 31 December 2023. We believe this approach provides accurate information and representation of the ratios. The ratio has been computed taking into account the pay and benefits of nearly 33,000 UK employees, other than the Group Chief Executive.
We calculated our pay quartiles and benefits information for our UK employees using:
–full-time equivalent annualised fixed pay, which includes base salary and allowances, at 31 December 2023;
–variable pay awards for 2023;
–return on deferred cash awards granted in prior years. The
deferred cash portion of the annual incentive granted in prior years includes a right to receive notional returns for the period between the grant date and vesting date, which is determined by reference to a rate of return specified at the time of grant. A payment of notional return is made annually and the amount is disclosed on a paid basis in the year in which the payment is made;
–gains realised from exercising awards from taxable employee share plans; and
–full-time equivalent value of taxable benefits and pension
contributions.
Full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee’s data as at 31 December
2023. Where an employee works part-time, fixed pay and benefits are grossed up, where appropriate, to full-time equivalent. One-off benefits have not been included in calculating the ratios as these are not permanent in nature and in some cases, depending on individual circumstances, may not truly reflect a benefit to the employee.
The reported ratios may not be comparable to our international and listed peers on the FTSE 100, given differences in business mix and size; employment and compensation practices; methodologies for computing pay ratios; and assumptions used by companies.
Relative importance of spend on pay
The following chart shows the change in:
–total employee pay between 2022 and 2023; and
–dividends and share buy-backs in respect of 2022 and 2023.
In 2023, total spend on pay was slightly higher than in 2022. The total return to shareholders increased by 156% compared with 2022, reflecting a higher dividend and $7bn of capital return to shareholders through share buy-backs, which included the up to $3bn buy-back announced at our third quarter of 2023 results. In addition, the Group has announced the intention to initiate a further up to $2bn buy-back.
Dividends include an approximation of the amount payable in April
2024 in relation to the fourth interim dividend of $0.31 per ordinary share.
Relative importance of spend on pay

Total return to shareholder	2023 —	$11,816m	$7,000m	$18,816m ↑
156%
	2022 —	$6,343m	$1,000m	$7,343m1

Employee pay	2023 —		$18,220m	↑
1%
	2022 —		$18,003m

		Employee pay	Dividends	Share buy-back
1    In our Annual Report and Accounts 2022, we disclosed that the total return to shareholders was $9,144m, of which $8,144m related to dividends in 2022. This was an error and has been corrected in the chart above.

HSBC Holdings plc	333
Comparison of Directors’ and employees’ pay
The following table compares the changes in each Director’s base salary, taxable benefits and annual incentive between 2020 and 2023 with the percentage change in each of those elements of pay for UK-
based employees of HSBC Group Management Services Limited, the employing entity of the executive Directors.
There were no changes to the fees or benefits of the non-executive
Directors between 2020 and 2023. The year-on-year percentage change in fees noted in the table below is primarily driven by any pro-
rated fees received by the non-executive Director for 2020, 2021,
2022 and 2023 based on time served by them on the Board and the relevant Board committees and any additional responsibilities taken on by the non-executive Director during each year. The value of benefits received by the non-executive Directors reflect the taxable expense reimbursements claimed, and the associated gross-up tax, in relation to attending the Board meetings in each year. Page 338 provides the underlying single figure of remuneration for non-
executive Directors used to calculate the figures above.
Non-executive Directors who joined after 1 January 2023 are not included, which includes Ann Godbehere, Kalpana Morparia, Brendan
Nelson and Swee Lian Teo.

Annual percentage change in remuneration
	Base salary/fees				Benefits				Annual incentive
Director/employees	2023	2022	2021	2020	2023	2022	2021	2020	2023	2022	2021	2020
Executive Directors
Noel Quinn[1,2]	0.5	3.2	1.7	151.7	6.7	25.3	(48.9)	353.7	(6.7)	36.1	99.0	20.2
Georges Elhedery[3]	—	—	—	—	—	—	—	—	—	—	—	—
Non-executive Directors
Geraldine Buckingham[4]	57.4	—	—	—	—	—	—	—	—	—	—	—
Rachel Duan[5,6]	8.4	235.8	—	—	(100.0)	—	—	—	—	—	—	—
Dame Carolyn Fairbairn[6,7]	5.3	231.1	—	—	(100.0)	—	—	—	—	—	—	—
James Forese[8]	10.2	20.5	257.5	—	—	—	—	—	—	—	—	—
Steven Guggenheimer[9]	0.8	4.8	86.6	—	(90.0)	—	—	—	—	—	—	—
José Antonio Meade Kuribreña[10]	0.8	8.5	10.4	28.7	(71.4)	—	(100.0)	100.0	—	—	—	—
Eileen Murray[5]	10.7	(1.5)	121.7	—	—	—	—	—	—	—	—	—
David Nish	0.4	(1.0)	0.4	108.7	(13.6)	120.0	25.0	(50.0)	—	—	—	—
Jackson Tai[10,11]	(65.0)	7.7	(1.4)	(10.8)	(24.0)	—	(100.0)	(78.9)	—	—	—	—
Mark Tucker	—	—	—	—	(54.9)	242.4	(36.5)	(77.5)	—	—	—	—
Employee group[12]	5.0	3.1	1.0	2.0	5.7	7.0	1.3	2.3	11.7	3.7	25.2	(20.0)
1Noel Quinn succeeded John Flint as interim Group Chief Executive with effect from 5 August 2019 and was appointed permanently into the role on
17 March 2020. The annual percentage change in 2020 for Noel Quinn is based on remuneration reported in his 2019 single figure of remuneration (for the period 5 August 2019 to 31 December 2019) and his 2020 single figure of remuneration (for the period 1 January 2020 to 31 December 2020).
Based on his annualised 2019 compensation as an executive Director, his percentage change in salary, benefits and annual incentive was 2.1%,
85.2% and -50.9%, respectively for 2020.
2Noel Quinn voluntarily waived the cash portion of his 2020 annual incentive. The year-on-year percentage change between 2020 and 2021 would be
-1% without this cash waiver.
3Georges Elhedery succeeded Ewen Stevenson as Group Chief Financial Officer with effect from 1 January 2023. Year-on-year comparison for
Georges Elhedery will be available from 2024 onwards.
4Geraldine Buckingham joined the Board on 1 May 2022.
5Rachel Duan and Eileen Murray were appointed members of the Group Audit Committee on 1 June 2022.
6Rachel Duan and Dame Carolyn Fairbairn did not receive taxable benefits in 2023, resulting in a 100% reduction in benefits from the prior year.
7Dame Carolyn Fairbairn was appointed as Chair of the Group Remuneration Committee effective 29 April 2022.
8James Forese was appointed as non-executive Chair of HSBC North America Holdings, Inc in 2021. Fees for 2021 included fees in relation to this role.
9Steven Guggenheimer joined the Board on 1 May 2020 and therefore received fees for only part of 2020.
10José Antonio Meade Kuribreña and Jackson Tai did not receive taxable benefits in 2021, resulting in a 100% reduction in benefits from the prior year.
11Jackson Tai retired from the Board on 5 May 2023.
12Employee group consists of individuals employed by HSBC Group Management Services Ltd, the employing entity of the executive Directors, as no individuals are employed directly by HSBC Holdings.
Report of the Directors | Corporate governance report | Directors’ remuneration report

334	HSBC Holdings plc
Scheme interests awarded during 2023
(Audited)
The table below sets out the scheme interests granted to executive Directors during 2023 in respect of the 2022 performance year, as disclosed in the 2022 Directors’ remuneration report. No non-executive Directors received scheme interests during the financial year. The below table includes details of immediate shares and fixed pay allowances in compliance with Chapter 17 of the Rules Governing the Listing of
Securities on The Stock Exchange of Hong Kong Limited.

Scheme awards in 2023
(Audited)
	Type of interest awarded	Basis on which award made	Date of award	Face value awarded £000	Percentage receivable for minimum performance	Number of shares awarded	End of performance period
Noel Quinn	LTI deferred shares[1]	% of base salary	27 February 2023	5,476	25	861,422	31 December 2025
	Immediate shares[2]	% of base salary	27 February 2023	1,082	N/A	170,206	31 December 2022
	Fixed pay allowance[3]	N/A	15 May 2023	300	N/A	50,080	N/A
			21 August 2023	300	N/A	51,435	N/A
			7 November 2023	300	N/A	49,291	N/A
Georges Elhedery	LTI deferred shares[1]	% of base salary	27 February 2023	1,599	25	251,474	31 December 2025
	Immediate shares[2]	% of base salary	27 February 2023	716	N/A	112,568	31 December 2022
	Fixed pay allowance[3]	N/A	15 May 2023	192	N/A	31,962	N/A
			21 August 2023	192	N/A	32,827	N/A
			7 November 2023	192	N/A	31,459	N/A
1In accordance with the remuneration policy approved by shareholders at the 2022 AGM, the LTI award was determined at 320% of base salary for
Noel Quinn and 160% of base salary for Georges Elhedery. The number of shares to be granted was determined by taking HSBC’s closing share price of £6.357 taken on 24 February 2023, and applying a discount based on HSBC’s expected dividend yield of 5% per annum for the vesting period
(£4.963). LTI awards are conditional share awards subject to a three-year forward-looking performance period and vest in five equal annual instalments, between the third and seventh anniversary of the award date, subject to performance achieved. Awards are subject to malus and clawback for a maximum period of 10 years from the date of the award and are not eligible for dividend equivalents.
2Immediate share awards are granted based on the previous years' performance as part of the annual incentive and are not subject to forward-looking performance conditions. On vesting, awards will be subject to a one-year retention period. The face value of the immediate share awards have been computed using HSBC’s closing share price of £6.357 taken on 24 February 2023. Awards are subject to clawback for a maximum period of 10 years from the date of the award.
3Fixed pay allowance awards are granted in instalments in accordance with the remuneration policy approved by shareholders at the 2022 AGM, and are not subject to forward-looking performance conditions. Individual tax liabilities were satisfied in cash, therefore the face value awarded represents the net of tax value of the shares and the number of shares awarded reflects the net of tax number of shares. The fixed pay allowance awards have been computed using HSBC's closing share price of £5.997 taken on 12 May 2023, £5.839 taken on 18 August 2023 and £6.093 taken on
6 November 2023. These awards vest immediately and are subject to a retention period and released annually on pro-rata basis over five years, starting in March 2024.

Performance conditions for the 2023–2025 LTI awards (Audited)
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)
RoTE (with CET1 capital ratio underpin)[2] (25.0%)		13.0%	14.3%	15.5%
Capital reallocation to Asia (with CET1 capital ratio underpin)[3] (25.0%)		49.0%	50.5%	52.0%
Environment and sustainability[4] (25.0%)	Carbon reduction	64.0%	68.0%	72.0%
	Sustainable finance and investment	$588.0bn	$700.0bn	$756.0bn
Relative TSR[5] (25.0%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of peer group
1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2To be assessed based on RoTE at the end of the performance period.
3To be assessed based on share of Group tangible equity (on a constant currency basis and excluding associates) allocated to Asia by 31 December
2025.
4Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2025 using 2019 as the baseline. The sustainable finance and investment metric will assess the cumulative amount provided and facilitated over the period ending
31 December 2025.
5The peer group for the 2022 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings,
J.P. Morgan Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.

HSBC Holdings plc	335
Executive Directors’ interests in shares
(Audited)
The shareholdings of executive Directors in 2023, including the shareholdings of their connected persons, at 31 December 2023 (or the date they stepped down from the Board, if earlier) are set out below. The following table shows the comparison of shareholdings with the company shareholding guidelines. There have been no changes in the shareholdings of the executive Directors from
31 December 2023 to the date of this report.
Individuals have five years from their appointment date to build up the recommended levels of shareholding. In line with investor guidance, for executive Directors, unvested shares that are not subject to forward-looking performance conditions (on a net of tax basis) can count towards their shareholding requirement under the shareholder-
approved policy.
The Committee reviews compliance with the shareholding
requirement, taking into account shareholder expectations and guidelines. The Committee also has full discretion in determining any penalties for non-compliance.
With regard to post-employment shareholding arrangements, we believe that our remuneration structure achieves the objective of ensuring there is ongoing alignment of executive Directors’ interests with shareholder experience post-cessation of their employment due to the following features of the policy:
–Shares delivered to executive Directors as part of the fixed pay allowance have a five-year retention period, which continues to apply following a departure of an executive Director.
–Shares delivered as part of an annual incentive award are subject to a one-year retention period, which continues to apply following a departure of an executive Director.
–LTI awards have a seven-year vesting period with a one-year post-
vesting retention period, which is not accelerated on departure.
The weighted average holding period of an LTI award within HSBC is therefore six years, in excess of the five-year holding period typically implemented by FTSE-listed companies.
HSBC operates a policy under which individuals are not permitted to enter into any personal hedging strategies in relation to HSBC shares subject to a vesting and/or retention period.

Shares
(Audited)
	Shareholding guidelines (% of salary)	Shareholding at 31 Dec 2023[2] (% of salary)	At 31 December 2023
				Scheme interests
			Share interests (number of shares)	Share options[3]	Shares awarded subject to deferral[1]
					without performance conditions	with performance conditions[4]
Executive Directors
Noel Quinn[5]	400%	797%	1,721,465	—	308,610	2,963,315
Georges Elhedery[5]	300%	598%	753,467	—	714,008	475,463
1The gross number of shares is disclosed. A portion will be sold at vesting to cover any income tax and social security that falls due at the time of vesting.
2The value of the shareholding is calculated using an average of the daily closing share prices in the three months to 31 December 2023 (£6.192), and does not include any unvested interests.
3At 31 December 2023, Noel Quinn and Georges Elhedery did not hold any options under the HSBC Holdings Savings-Related Share Option Plan (UK).
4LTI awards granted in February 2022 and 2023 are subject to the performance conditions as set out in the preceding sections.
5Executive Directors are expected to meet their shareholding guidelines within five years of the date of their appointment. Noel Quinn and Georges
Elhedery were appointed on 5 August 2019 and 1 January 2023, respectively.
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
best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC)
Noel Quinn	18 March 2020	12 months
Georges Elhedery	1 January 2023	12 months
Total pension entitlements
(Audited)
No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension scheme for their services as executive Directors or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for colleagues is 65.
Payments to past Directors
(Audited)
HSBC has received a formal request from the former employer of
Ewen Stevenson to reduce the buy-out award granted to him in 2019 by £82,980, which will be offset against the next available vesting for this award. The reduction will be made in line with PRA regulations, acting on the decision made by Ewen Stevenson’s former employer.
We understand the reduction was part of a collective adjustment and there are no concerns over Ewen Stevenson's conduct or the
discharge of his individual accountabilities.
Payments Ewen Stevenson received after he stepped down as an executive Director are set out in the following section.
In line with the terms of his departure disclosed in our Annual Report and Accounts 2022, Ewen Stevenson was granted good leaver status and is therefore eligible to receive vesting of the 2021–2023 LTI award, which was pro-rated for time in employment. Ewen’s good leaver status is conditional upon satisfaction of non-compete provisions under which he cannot undertake a role with a defined list of competitor financial services firms for 12 months after his employment ceases with HSBC. Details of the 2021–2023 LTI
outcome are outlined on page 322.
No other payments were made to, or in respect of, former Directors in the year in excess of the minimum threshold of £50,000 set for this purpose.
Report of the Directors | Corporate governance report | Directors’ remuneration report

336	HSBC Holdings plc
Payments for loss of office
(Audited)
Departure terms for Ewen Stevenson
Ewen Stevenson left the Group on 30 April 2023.
In accordance with the approved Directors' remuneration policy and contractual terms agreed for the period between 1 January 2023 and
25 October 2023, Ewen received payments totalling £703,519 in lieu of his base salary and pension allowance. Ewen also received his fixed pay allowance in respect of the same period, which totalled
£885,836 and was awarded in immediately vested shares, which are subject to a retention period. In accordance with the approved
Directors' remuneration policy, Ewen received cash in lieu of unused holiday totalling £73,621 on expiry of his notice period.
External appointments
During 2023, executive Directors did not receive any fees from external appointments.
Directors’ emoluments
The details of compensation paid to executive and non-executive Directors for the year ended 31 December 2023 are set out below:

Emoluments
	Noel Quinn		Georges Elhedery		Non-executive Directors[1]
	2023	2022	2023	2022	2023	2022
	£000	£000	£000	£000	£000	£000
Directors' base salary, allowances and benefits in kind	3,386	3,367	1,999	—
Non-executive Directors' fees and benefits in kind					4,920	4,644
Pension contributions	—	—	—	—	—	—
Performance-related pay paid or receivable[2]	6,293	6,439	3,783	—	—	—
Inducements to join paid or receivable	—	—	—	—	—	—
Compensation for loss of office	—	—	—	—	—	—
Notional return on deferred cash	43	31	6	—	—	—
Total	9,722	9,837	5,788	—	4,920	4,644
Total ($000)	12,083	12,226	7,194	—	6,115	5,772
1Fees and benefits in kind for 2022 reflects the population as per the single figure table for non-executive Directors, which excludes individuals who have stepped down from the Board during 2022.
2Includes the value of the deferred and LTI awards at grant.
The aggregate amount of Directors’ emoluments (including both executive Directors and non-executive Directors) for the year ended
31 December 2023 was $25,391,977. As per our policy, benefits in kind may include, but are not limited to, the provision of medical insurance, income protection insurance, health assessment,
life assurance, club membership, tax assistance, car benefit, travel assistance, provision of company owned-accommodation and
relocation costs (including any tax due, where applicable).
Total benefits in kind of £25,304 ($31,450) were provided to Ewen
Stevenson until he left the Group. This included income protection benefits valued at £16,414 ($20,401), life assurance benefits of £935
($1,162) and other non-taxable expenses of £7,955 ($9,887).
Post-employment medical insurance benefits were provided to former
Directors, including Douglas Flint valued at £6,721 ($8,354), Stuart
Gulliver valued at £6,721 ($8,354), John Flint valued at £9,706
($12,064), Marc Moses valued at £15,886 ($19,745) and Ewen
Stevenson valued at £377 ($469). Tax return support was also provided to John Flint valued at £5,441 ($6,763), Marc Moses valued at £2,500 ($3,107) and Ewen Stevenson valued at £1,320 ($1,641).
The total aggregate value of benefits provided to former executive
Directors was £73,976 ($91,945). The aggregate value of Director retirement benefits for current Directors is nil. Amounts are converted into US dollars based on the average exchange rates for the year.
There were payments under retirement benefit arrangements with three former Directors of £1,381,674. The provision at 31 December
2023 in respect of unfunded pension obligations to two former
Directors amounted to £340,208. This relates to unfunded
unapproved retirement benefits schemes.
Emoluments of senior management and five highest paid
employees
The following tables set out the emoluments paid to senior
management, which in this case comprises executive Directors and members of the Group Executive Committee, for the year ended
31 December 2023, or for the period of appointment in 2023 as a
Director or member of the Group Executive Committee. Details of the remuneration paid and share awards granted to the five highest paid employees, comprising one executive Director and four Group
Executives for the year ended 31 December 2023, are also presented.

Five highest paid employees – share awards (HSBC Share Plan 2011)
Dates of award	Purchase price (£)			HSBC Holdings ordinary share awards
		Usually vesting		At 1 Jan 2023	Granted in period	Vested in period[1]	Lapsed in period	Cancelled in period	At 31 Dec 2023
		from	to
2013 to 2022	0	1 Mar 2023	30 Mar 2029	5,603,050	—	445,705	—	—	5,157,345
27 Feb 2023[2]	0	27 Feb 2023	30 Mar 2030	—	2,533,801	687,935	—	—	1,845,866
15 May 2023[3]	0	15 May 2023	15 May 2023	—	50,080	50,080	—	—	—
21 Aug 2023[4]	0	21 Aug 2023	21 Aug 2023	—	51,435	51,435	—	—	—
7 Nov 2023[5]	0	7 Nov 2023	7 Nov 2023	—	49,291	49,291	—	—	—
1 Jan to 31 Dec 2023[6]	0	1 Mar 2023	30 Mar 2024	—	3,345	982	—	—	2,363
				5,603,050	2,687,952	1,285,428	—	—	7,005,574
1  The weighted average closing price of the shares immediately before the dates on which the awards were vested was £5.9681.
2  The closing price on the day before the grant date was £6.3570. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, range between £2.8390 and £6.3180. These awards include LTI awards and other awards which are subject to satisfaction of performance conditions. LTI awards are subject to a combination of financial and non-
financial metrics that are detailed in the Directors’ remuneration report in this Form 20-F.
3  The closing price on the day before the grant date was £5.9970. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the award was £6.1100.
4  The closing price on the day before the grant date was £5.8390. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the award was £5.8330.
5  The closing price on the day before the grant date was £6.093. The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the award was £6.0830.

HSBC Holdings plc	337
6  Relates to the allocation of dividend equivalent shares in relation to eligible awards.

Emoluments
£000s	Five highest paid employees	Senior management
Basic salaries, allowances and benefits in kind	13,357	38,960
Pension contributions	100	640
Performance-related pay paid or receivable[1]	24,259	59,286
Inducements to join paid or receivable	—	—
Compensation for loss of office	—	—
Total	37,716	98,886
Total ($000)	46,877	122,906
1  Includes the value of deferred share awards at grant.

Emoluments by bands
Hong Kong dollars	US dollars	Number of highest paid employees	Number of senior management
$19,000,001 – $19,500,000	$2,426,967 – $2,490,834	—	1
$22,500,001 – $23,000,000	$2,874,040 – $2,937,907	—	1
$25,000,001 – $25,500,000	$3,193,377 – $3,257,245	—	1
$38,000,001 – $38,500,000	$4,853,933 – $4,917,801	—	1
$41,000,001 – $41,500,000	$5,237,139 – $5,301,006	—	1
$42,000,001 – $42,500,000	$5,364,874 – $5,428,741	—	1
$42,500,001 – $43,000,000	$5,428,741 – $5,492,609	—	2
$48,000,001 – $48,500,000	$6,131,284 – $6,195,152	—	1
$49,000,001 – $49,500,000	$6,259,019 – $6,322,887	—	1
$51,500,001 – $52,000,000	$6,578,357 – $6,642,224	—	1
$56,000,001 – $56,500,000	$7,153,165 – $7,217,032	—	2
$59,000,001 – $59,500,000	$7,536,370 – $7,600,238	—	1
$61,000,001 – $61,500,000	$7,791,840 – $7,855,708	1	1
$63,500,001 – $64,000,000	$8,111,178 – $8,175,046	1	1
$72,500,001 – $73,000,000	$9,260,794 – $9,324,661	1	1
$75,000,001 – $75,500,000	$9,580,132 – $9,643,999	1	1
$94,000,001 – $94,500,000	$12,007,098 – $12,070,966	1	1
Non-executive Directors
(Audited)
The following table shows the total fees and benefits of non-executive Directors for 2023, together with comparative figures for 2022.

Fees and benefits
(Audited)	Fees[1]		Benefits[2]		Total
(£000)	2023	2022	2023	2022	2023	2022
Geraldine Buckingham	244	155	5	—	249	155
Rachel Duan	244	225	—	5	244	230
Dame Carolyn Fairbairn	279	265	—	1	279	266
James Forese[3]	759	689	1	—	760	689
Ann Godbehere[4]	68	—	—	—	68	—
Steven Guggenheimer	264	262	1	10	265	272
José Antonio Meade Kuribreña	244	242	4	14	248	256
Kalpana Morparia[5]	170	—	—	—	170	—
Eileen Murray[6]	290	262	3	—	293	262
Brendan Nelson[7]	81	—	12	—	93	—
David Nish	479	477	19	22	498	499
Jackson Tai[8]	132	377	19	25	151	402
Swee Lian Teo[9]	51	—	—	—	51	—
Mark Tucker	1,500	1,500	51	113	1,551	1,613
Total (£000)	4,805	4,454	115	190	4,920	4,644
Total ($000)	5,972	5,536	143	236	6,115	5,772
1Fees are in line with the Directors’ remuneration policy that was approved at the 2022 AGM. Non-executive Directors receive a pro-rata payment of
£4,000 travel allowance per annum.
2Benefits include taxable expenses such as accommodation, travel and subsistence relating to attendance at Board and other meetings at HSBC
Holdings' registered offices. Tax for non-executive Director benefits is met by HSBC, therefore amounts disclosed have been grossed up using a tax rate of 47%, where relevant.
3Appointed as Chair of the Group Risk Committee on 5 May 2023. Stepped down as a member of the Group Remuneration Committee and joined the
Group Audit Committee as a member on 5 May 2023. Includes fee of £443,000 (2022: £447,000) in relation to his role as Chair of HSBC North
America Holdings, Inc.
4Appointed to the Board, Nomination & Corporate Governance Committee and Group Remuneration Committee on 1 September 2023.
5Appointed to the Board, Nomination & Corporate Governance Committee and Group Risk Committee on 1 March 2023.
6Appointed as a member of the Group Remuneration Committee on 5 May 2023.
7Appointed to the Board, Nomination & Corporate Governance Committee, Group Audit Committee and Group Risk Committee on 1 September 2023.
8Retired from the Board and retired as Chair of the Group Risk Committee and member of the Group Audit Committee and member of the Nomination
& Corporate Governance Committee on 5 May 2023.
9Appointed to the Board, Nomination & Corporate Governance Committee and Group Risk Committee on 1 October 2023.
Report of the Directors | Corporate governance report | Directors’ remuneration report

338	HSBC Holdings plc
Non-executive Directors’ interests in shares
(Audited)
The shareholdings of persons who were non-executive Directors in
2023, including the shareholdings of their connected persons, at
31 December 2023, or date of cessation as a Director if earlier, are set out below. There have been no changes in the shareholdings of the non-executive Directors from 31 December 2023 to the date of this report.
Non-executive Directors are expected to meet the shareholding guidelines of 15,000 shares within five years of the date of their appointment. All non-executive Directors who had been appointed for five years or more at 31 December 2023 met the guidelines.

Shares
	Shareholding guidelines (number of shares)	Share interests (number of shares)
Geraldine Buckingham	15,000	15,000
Rachel Duan	15,000	15,000
Dame Carolyn Fairbairn	15,000	15,000
James Forese	15,000	115,000
Ann Godbehere (appointed to the Board on 1 September 2023)	15,000	15,000
Steven Guggenheimer	15,000	15,000
José Antonio Meade Kuribreña	15,000	15,000
Kalpana Morparia (appointed to the Board on 1 March 2023)	15,000	15,000
Eileen Murray	15,000	75,000
Brendan Nelson (appointed to the Board on 1 September 2023)	15,000	—
David Nish	15,000	50,000
Jackson Tai (retired on 5 May 2023)	15,000	66,515
Swee Lian Teo (appointed to the Board on 1 October 2023)	15,000	15,200
Mark Tucker	15,000	307,352
2024 fees for non-executive Directors
Following a review of fees during 2023, and in accordance with the shareholder approved Directors’ Remuneration Policy at the Company’s
2022 Annual General Meeting, the Board approved increases to certain of the fees payable to the non-executive Directors and for roles on the
Board Committees with effect from 1 January 2024. As a result, each non-executive Director receives a fee of £136,500 per annum. The separate travel allowance of £4,000 per annum has been incorporated within this fee – a separate travel allowance is no longer paid. The fees paid to non-executive Directors who are standing for election or re-election as members of Board Committees are set out in the table below
(these Board Committees’ fees and Board fees are pro-rated for part year service where relevant).

		2024 fees
Position		£
Non-executive Group Chairman[1]		1,500,000
Non-executive Director (base fee)		136,500
Senior Independent Director		200,000
Group Risk Committee	Chair	150,000
	Member	42,000
Group Audit Committee, Group Remuneration Committee and Group Technology Committee	Chair	78,750
	Member	42,000
Nomination & Corporate Governance Committee	Chair	––
	Member	34,650
Designated workforce engagement non-executive Director		40,000
1The Group Chairman does not receive a base fee or any other fee in respect of chairing of the Nomination & Corporate Governance Committee.
Non-executive Director appointment and re-election
Non-executive Directors and the Chair are appointed for fixed terms not exceeding three years, which may be renewed subject to their re-
election by shareholders at AGMs. Non-executive Directors and the
Chair do not have service contracts, but are bound by letters of appointment issued for and on
behalf of HSBC Holdings, which are available for inspection at HSBC
Holdings’ registered office. There are no obligations in the non-
executive Directors’ or Chair's letters of appointment that could give rise to remuneration payments or payments for loss of office.

2024 AGM	2025 AGM	2026 AGM
James Forese	Rachel Duan	Geraldine Buckingham
Ann Godbehere[1]	Dame Carolyn Fairbairn	Kalpana Morparia
Steven Guggenheimer	José Antonio Meade Kuribreña
Eileen Murray
Brendan Nelson[1]
Swee Lian Teo[1]
1Ann Godbehere, Brendan Nelson and Swee Lian Teo were appointed following the 2023 AGM and therefore their initial three-year appointment terms are subject to approval of their election by shareholders at the 2024 AGM. Their initial three-year term of appointment will end at the conclusion of the
2027 AGM, subject to annual re-election by shareholders at the relevant AGMs.

HSBC Holdings plc	339
MRT remuneration disclosures
The following tables set out the remuneration disclosures for individuals identified as MRTs for HSBC Holdings.
Remuneration information for individuals who are only identified as
MRTs at HSBC Bank plc, HSBC UK Bank plc or other solo-regulated entity levels is included, where relevant, in those entities’ disclosures.
The 2023 variable pay information included in the following tables is based on the market value of awards. For share awards, the market value is based on HSBC Holdings’ share price at the date of grant
(unless indicated otherwise). For cash awards, it is the value of awards expected to be paid to the individual over the deferral period.

Remuneration awarded for the financial year (REM1)
		Supervisory function	Management function	Other senior management	Other identified staff
Fixed remuneration	Number of identified staff	13.0	2.0	16.9	1,238.0
	Total fixed pay ($m)	5.9	6.7	39.8	690.3
	– of which: cash-based ($m)[1]	5.9	3.2	39.8	690.3
	– of which: shares or equivalent ownership interests ($m)[2]	—	3.5	—	—
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	—
	– of which: other instruments ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	—
Variable remuneration[3]	Number of identified staff	13.0	2.0	16.9	1,238.0
	Total variable remuneration ($m)[4]	—	15.6	67.4	740.2
	– of which: cash-based ($m)	—	2.1	30.5	371.2
	– of which: deferred ($m)	—	—	18.3	174.5
	– of which: shares or equivalent ownership interests ($m)[2]	—	13.5	36.9	354.6
	– of which: deferred ($m)	—	11.5	24.7	201.6
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	10.1
	– of which: deferred ($m)	—	—	—	5.6
	– of which: other instruments ($m)	—	—	—	—
	– of which: deferred ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	4.3
	– of which: deferred ($m)	—	—	—	2.7
Total remuneration ($m)		5.9	22.3	107.2	1,430.5
1Cash-based fixed remuneration is paid immediately.
2Paid in HSBC shares. Vested shares are subject to a retention period of up to one year.
3Variable pay awarded in respect of 2023. In accordance with shareholder approval received on 23 May 2014 (98% in favour), for each MRT the variable component of remuneration for any one year is limited to 200% of fixed component of the total remuneration. HSBC has continued to use the discount rate previously published as PRA remuneration rule 15.13 for 17 individuals for the purpose of calculating the ratio between fixed and variable components of 2023 total remuneration.
426 identified staff members were exempt from the application of the remuneration structure requirements for MRTs under the PRA and FCA remuneration rules. Their total remuneration is $6.2m, of which $5.1m is fixed pay and $1.1m is variable remuneration.

Special payments to staff whose professional activities have a material impact on institutions’ risk profile (REM2)
	Supervisory function	Management function	Other senior management	Other identified staff
Guaranteed variable remuneration awards[1]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
– of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	—
Severance payments awarded in previous periods, that have been paid out during the financial year[2]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
Severance payments awarded during the financial year[2]
Number of identified staff	—	—	—	59.8
Total amount ($m)	—	—	—	37.0
– of which paid during the financial year ($m)	—	—	—	32.8
– of which deferred ($m)	—	—	—	—
– of which severance payments paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	37.0
– of which highest payment that has been awarded to a single person ($m)	—	—	—	3.4
1No guaranteed variable remuneration was awarded in 2023. HSBC would offer a guaranteed variable remuneration award in exceptional circumstances for new hires, and for the first year of employment only. It would typically involve a critical new hire, and would also depend on factors such as the seniority of the individual, whether the new hire candidate has any competing offers and the timing of the hire during the performance year.
2Includes payments such as payment in lieu of notice, statutory severance, outplacement service, legal fees, ex-gratia payments and settlements
(excludes pre-existing benefit entitlements triggered on terminations).
Report of the Directors | Corporate governance report | Directors’ remuneration report

340	HSBC Holdings plc

Deferred remuneration at 31 December[1] (REM3)
$m	Total amount of deferred remuneration awarded for previous performance periods	of which: due to vest in the financial year	of which: vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory function	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares	—	—	—	—	—	—	—	—
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management function	52.4	12.0	40.4	-2.3	—	3.7	6.3	4.2
Cash-based	7.5	1.0	6.5	—	—	—	1.0	—
Shares	44.9	11.0	33.9	-2.3	—	3.7	5.3	4.2
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other senior management	149.0	20.1	128.9	—	—	12.3	19.7	5.1
Cash-based	51.4	6.6	44.8	—	—	—	6.5	—
Shares	97.2	13.1	84.1	—	—	12.3	12.8	4.9
Share-linked instruments	0.4	0.4	—	—	—	—	0.4	0.2
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other identified staff	1,097.3	301.4	795.9	—	—	63.7	290.5	54.9
Cash-based	408.0	89.0	319.0	—	—	—	87.7	—
Shares	663.6	200.2	463.4	—	—	60.7	192.9	50.2
Share-linked instruments	15.3	7.9	7.4	—	—	2.0	7.7	3.5
Other instruments	—	—	—	—	—	—	—	—
Other forms	10.4	4.3	6.1	—	—	1.0	2.2	1.2
Total amount	1,298.7	333.5	965.2	-2.3	—	79.7	316.5	64.2
1This table provides details of balances and movements during performance year 2023. For details of variable pay awards granted for 2023, refer to the
’Remuneration awarded for the financial year’ table. Deferred remuneration is made in cash and/or shares. Share-based awards are made in HSBC shares.

Identified staff - remuneration by band[1] (REM4)
Identified staff that are high earners as set out in Article 450(i) CRR
€1,000,000 – 1,500,000	260
€1,500,000 – 2,000,000	125
€2,000,000 – 2,500,000	54
€2,500,000 – 3,000,000	20
€3,000,000 – 3,500,000	14
€3,500,000 – 4,000,000	6
€4,000,000 – 4,500,000	8
€4,500,000 – 5,000,000	7
€5,000,000 – 6,000,000	8
€6,000,000 – 7,000,000	3
€7,000,000 – 8,000,000	4
€8,000,000 – 9,000,000	—
€9,000,000 – 10,000,000	2
€10,000,000 – 11,000,000	—
€11,000,000 – 12,000,000	—
€12,000,000 – 13,000,000	1
1Table prepared in euros in accordance with Article 450 of the European Union Capital Requirements Regulation, using the exchange rates published by the European Commission for financial programming and budget for December of the reported year as published on its website.

HSBC Holdings plc	341

Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (REM5)
	Management body			Business areas						Total
	Supervisory function	Management function	Total	Investment banking	Retail banking	Asset management	Corporate function	Independent internal control function	All other
Total number of identified staff										1,269.9
– of which members of the Board	13.0	2.0	15.0
– of which senior management				1.0	2.0	—	5.9	2.0	6.0
– of which other identified staff				506.5	298.0	31.0	153.0	180.9	68.6
Total remuneration of identified staff ($m)	5.9	22.3	28.2	712.7	305.9	40.9	200.7	141.2	136.3
– of which variable remuneration ($m)[1]	—	15.6	15.6	392.0	155.6	21.6	100.5	63.8	74.1
– of which fixed remuneration ($m)	5.9	6.7	12.6	320.7	150.3	19.3	100.2	77.4	62.2
1Variable pay awarded in respect of 2023. In accordance with shareholder approval received on 23 May 2014 (98% in favour), for each MRT the variable component of remuneration for any one year is limited to 200% of fixed component of the total remuneration.
Share plan matters considered by the Group Remuneration Committee
The Group Remuneration Committee and its delegates considered various matters relating to the HSBC share plans during the financial year.
The HSBC International Employee Share Purchase Plan
(‘ShareMatch’) and The HSBC Holdings Savings-Related Share Option
Plan (UK) (‘Sharesave’) were offered in 2023. ShareMatch was offered in the Philippines for the first time. The HSBC variable pay deferral approach for the 2023 performance year was approved, for which certain minor updates were made to comply with legal and regulatory requirements. The structure and quantum of LTI awards for the executive Directors and members of the Group Executive
Committee were approved for the 2023 performance year. Other awards with performance conditions were approved for certain strategically important projects during 2023.
Certain awards were granted to executive Directors or senior managers with vesting periods of less than 12 months:
–Fixed pay allowance awards were granted to executive Directors in accordance with the approved Directors’ remuneration policy, which vest immediately and are subject to a retention period.
These awards are not subject to clawback on the basis that they form part of the executive Directors’ fixed pay. The awards were granted under the HSBC Share Plan 2011.
–Immediate share awards were granted to executive Directors and senior managers in compliance with our regulatory requirements to deliver a portion of non-deferred variable pay in instruments.
These awards vest immediately, and are subject to a retention period and clawback provisions.
Report of the Directors | Corporate governance report | Directors’ remuneration report

342	HSBC Holdings plc

Share capital and other related governance disclosures
Share buy-back programme
On 10 May 2023, HSBC Holdings commenced a share buy-back
programme of its ordinary shares of $0.50 each up to a maximum consideration of $2.0bn. This programme concluded on 27 July 2023, with 129,000,963 ordinary shares repurchased for cancellation on UK trading venues and 128,774,800 ordinary shares repurchased for cancellation on The Stock Exchange of Hong Kong Limited (’HKEx’).
On 3 August 2023, HSBC Holdings commenced a further share buy-
back programme of its ordinary shares of $0.50 each up to a
maximum consideration of $2.0bn. This programme concluded on
26 October 2023, with 129,814,790 ordinary shares repurchased for cancellation on UK trading venues and 129,109,200 ordinary shares repurchased for cancellation on HKEx.
On 1 November 2023, HSBC Holdings commenced a further share
buy-back programme of its ordinary shares of $0.50 each up to a maximum consideration of $3.0bn.
As at 31 December 2023, 143,374,864 ordinary shares had been repurchased on UK trading venues and 100,547,200 ordinary shares were repurchased on HKEx.
The purpose of the buy-back programmes was to reduce HSBC’s
number of outstanding ordinary shares.
As at 31 December 2023, the total number of ordinary shares
repurchased during the year was 760,621,817, representing a nominal value of $380,310,908.50 and an aggregate consideration paid by
HSBC of £2,470,004,997 on UK trading venues and
HK$21,646,177,512 on HKEx. The shares repurchased represent
3.95% of the shares in issue. Of the repurchased shares, 44,237,528 were awaiting cancellation as at 31 December 2023.
The table that follows outlines details of the shares repurchased and cancelled on a monthly basis during 2023.

	Number of shares repurchased and cancelled	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
First share buy-back on UK trading venues in 2023		£	£	£	£
Month shares cancelled
May 2023	31,169,005	6.2000	5.8710	6.0716	189,244,725
Jun 2023	52,376,598	6.1900	5.8810	6.0754	318,208,161
Jul 2023	45,455,360	6.4570	5.9840	6.2246	282,943,198
Total	129,000,963				790,396,084

	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
First share buy-back on HKEx in 2023		(HK$)	(HK$)	(HK$)	(HK$)
Month shares repurchased
May 2023	37,500,000	59.9500	57.2000	59.0377	2,213,913,666
Jun 2023	50,900,000	61.4500	57.1000	60.0303	3,055,542,282
Jul 2023	40,374,800	65.0000	60.3000	62.6018	2,527,536,243
Total	128,774,800				7,796,992,191

	Number of shares repurchased and cancelled	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
Second share buy-back on UK trading venues in 2023		£	£	£	£
Month shares cancelled
Aug 2023	41,102,164	6.4470	5.7940	6.0941	250,481,897
Sep 2023	48,597,672	6.4950	5.7690	6.1120	297,030,003
Oct 2023	40,114,954	6.5750	5.9550	6.3949	256,532,508
Total	129,814,790				804,044,408

	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
Second share buy-back on HKEx in 2023		(HK$)	(HK$)	(HK$)	(HK$)
Month shares repurchased
Aug 2023	46,350,400	64.6000	57.9500	60.7539	2,815,966,340
Sep 2023	51,388,400	62.2000	56.8500	59.7717	3,071,570,280
Oct 2023	31,370,400	63.6500	56.6500	61.7430	1,936,902,040
Total	129,109,200				7,824,438,660

	Number of shares repurchased and cancelled	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
Third share buy-back on UK trading venues in 2023		£	£	£	£
Month shares repurchased/cancelled
Nov 2023	70,595,556	6.2070	5.8910	6.0717	428,636,659
Dec 2023	72,779,308	6.3640	5.9000	6.1409	446,927,846
Total	143,374,864				875,564,505

HSBC Holdings plc	343

	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
Third share buy-back on HKEx in 2023		(HK$)	(HK$)	(HK$)	(HK$)
Month shares repurchased
Nov 2023	51,083,600	60.5500	56.4500	59.0032	3,014,094,399
Dec 2023	49,463,600	63.2500	59.1500	60.8660	3,010,652,262
Total	100,547,200				6,024,746,661
Dividends
Dividends for 2023
First, second and third interim dividends for 2023, each of $0.10 per ordinary share, were paid on 23 June 2023, 21 September 2023 and
21 December 2023. For further details of the dividends approved in
2023, see Note 8 on the financial statements.
On 21 February 2024, the Directors approved a fourth interim dividend for 2023 of $0.31 per ordinary share, making a total of $0.61 for the 2023 full-year. The fourth interim dividend for 2023 will be payable on 25 April 2024 in cash in US dollars, or in sterling or Hong
Kong dollars at exchange rates to be determined on 15 April 2024.
The fourth interim dividend for 2023 of $1.55 per American
Depositary Share, each of which represents five ordinary shares, will be payable by the depositary in US dollars. As the fourth interim dividend for 2023 was approved after 31 December 2023, it has not been included in the balance sheet of HSBC as a liability. The distributable reserves of HSBC Holdings at 31 December 2023 were
$30.9bn.
A quarterly dividend of £0.01 per Series A sterling preference share was paid on 15 March, 15 June, 15 September and 15 December
2023.
Dividends for 2024
The Group intends to pay quarterly dividends on its ordinary shares during 2024.
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 17 June, 16 September and 16 December 2024
for the quarter then ended at the sole and absolute discretion of the
Board of HSBC Holdings plc. Accordingly, the Board of HSBC
Holdings plc has approved a quarterly dividend to be payable on
15 March 2024 to holders of record on 29 February 2024.
Share capital
Issued share capital
The nominal value of HSBC Holdings’ issued share capital paid up at
31 December 2023 was $9,631,364,096.50 divided into
19,262,728,193 ordinary shares of $0.50 each and one non-
cumulative preference share of £0.01, representing approximately
100.00% and 0.00% respectively of the nominal value of HSBC
Holdings’ total issued share capital paid up at 31 December 2023.
Rights, obligations and restrictions
attaching to shares
The rights and obligations attaching to each class of ordinary and non-
cumulative preference shares in our share capital are set out in full in our Articles of Association. The Articles of Association may be
amended by special resolution of the shareholders and can be found on our website at www.hsbc.com/who-we-are/leadership-and-
governance/board-responsibilities.
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
Information on the policy adopted by the Board for paying interim dividends on the ordinary shares may be found in the ’Shareholder information’ section on page 462.
Dividend waivers
The Group’s employee benefit trusts, which hold shares in HSBC
Holdings in connection with the operation of its share plans, have lodged standing instructions to waive dividends on shares held by them that have not been allocated to employees. Shares held by custodians in connection with the vesting of employee share awards also lodged instructions to waive dividends. The total amount of dividends waived during 2023 was $27.16m.
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
Information on dividends approved for 2022 and 2023 may be found in Note 8 on the financial statements on page 398.
Further details of the rights and obligations attaching to the HSBC
Holdings’ issued share capital may be found in Note 33 on the
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
Share capital changes in 2023
In addition to the share buy-back programme, the following events occurred during the year in relation to the ordinary share capital of
HSBC Holdings:
Scrip dividends
There were no scrip dividends issued during the year.
Treasury shares
On 30 October 2023, HSBC Holdings cancelled 325,273,407 ordinary shares which were held in treasury, and no longer holds any ordinary shares in treasury.
Report of the Directors | Corporate governance report

344	HSBC Holdings plc

All-employee share plans[1]
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
HSBC International Employee Share Purchase Plan	179,676	89,838	6.386	6.386
1  In respect of the HSBC Holdings Savings Related Share Option Plan (UK), no new shares were issued under this plan. All exercises were satisfied by market purchased shares. See page 351 for details of options granted, exercised and lapsed.

HSBC share plans
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
Vesting of awards under the HSBC Share Plan 2011	10,598,803	5,299,401.50	5.421	6.357
Authorities to allot and to purchase shares
and pre-emption rights
At the AGM in 2023, shareholders renewed the general authority for the Directors to allot new shares up to 13,314,186,248 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each,
15,000,000 non-cumulative preference shares of $0.01 each and
15,000,000 non-cumulative preference shares of €0.01 each.
Shareholders also renewed the authority for the Directors to make market/off-market purchases of up to 1,997,127,937 ordinary shares.
The Directors exercised their market/off-market purchase authority from the 2023 AGM and repurchased 760,621,817 ordinary shares during the year.
In addition, shareholders gave authority for the Directors to grant rights to subscribe for, or to convert any security into, no more than
3,994,255,874 ordinary shares in relation to any issue by HSBC
Holdings or any member of the Group of contingent convertible securities that automatically convert into or are exchanged for ordinary shares in HSBC Holdings in prescribed circumstances. For further details on the issue of contingent convertible securities, see
Note 33 on the financial statements.
Other than as disclosed in the tables above headed ‘Share capital changes in 2023’, the Directors did not allot any shares during 2023.
Debt securities
In 2023, HSBC Holdings issued the equivalent of $24.5bn of debt securities in the public capital markets in a range of currencies and maturities, of which $17.2bn were in the form of senior securities to ensure it meets the current and proposed regulatory rules, including those relating to the availability of adequate total loss-absorbing capacity. For details of capital instruments and subordinated bail-
inable debt, see Notes 29 and 33 on pages 433 and 441.
Treasury shares
In accordance with the terms of a waiver granted by The Stock
Exchange of Hong Kong Limited on 19 December 2005, HSBC
Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury.
HSBC Holdings does not hold any ordinary shares in treasury.
Notifiable interests in share capital
During 2023, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the
Disclosure Guidance and Transparency Rules (’Rule 5 of the DTRs’).
No notifications had been received between 31 December 2023 and
15 February 2024. Previous notifications received are as follows:
–BlackRock, Inc. gave notice on 3 March 2020 that on 2 March
2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the
instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03%
and 0.01%, respectively, of the total voting rights at 2 March 2020.
–Ping An Asset Management Co., Ltd. gave notice on 6 December
2017 that on 4 December 2017 it had an indirect interest in HSBC
Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.
At 31 December 2023, according to the register maintained by HSBC
Holdings pursuant to section 336 of the Securities and Futures
Ordinance of Hong Kong:
–BlackRock, Inc. gave notice on 9 March 2022 that on 4 March
2022 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,701,656,169 shares and a short
position of 19,262,061 shares, representing 8.27% and 0.09%, respectively, of the ordinary shares in issue at that date.
–Ping An Asset Management Co., Ltd. gave notice on
25 September 2020 that on 23 September 2020 it had a long
position of 1,655,479,531 in HSBC Holdings ordinary shares,
representing 8.00% of the ordinary shares in issue at that date.
Sufficiency of float
In compliance with the Rules Governing the Listing of Securities on
The Stock Exchange of Hong Kong Limited, at least 25% of the total issued share capital has been held by the public at all times during
2023 and up to the date of this report.
Dealings in HSBC Holdings listed securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited.
Except for dealings as intermediaries or as trustees by subsidiaries of
HSBC Holdings, and purchases by HSBC Holdings under the share buy-back programme, neither HSBC Holdings nor any of its
subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2023.
Directors’ interests
Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of
Hong Kong, the Directors of HSBC Holdings at 31 December 2023
had certain interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated
corporations.
Save as stated in the following table, no further interests were held by Directors, and no Directors or their connected persons were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the year.
No Directors held any short position as defined in the Securities and
Futures Ordinance of Hong Kong in the shares or debentures of
HSBC Holdings and its associated corporations.

HSBC Holdings plc	345

Directors’ interests – shares and debentures
		At 31 Dec 2023 or date of cessation, if earlier
	At 1 Jan 2023, or date of appointment, if later	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000	—	—	—	15,000
Rachel Duan[1]	15,000	15,000	—	—	—	15,000
Georges Elhedery[2] (appointed to the Board on 1 Jan 2023)	572,575	753,467	—	—	—	753,467
Dame Carolyn Fairbairn	15,000	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Ann Godbehere[1] (appointed to the Board on 1 Sep 2023)	15,000	—	15,000	—	—	15,000
Steven Guggenheimer[1]	15,000	—	15,000	—	—	15,000
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Kalpana Morparia[1] (appointed to the Board on 1 Mar 2023)	—	15,000	—	—	—	15,000
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
Brendan Nelson (appointed to the Board on 1 Sep 2023)	—	—	—	—	—	—
David Nish	50,000	—	50,000	—	—	50,000
Noel Quinn[2]	1,422,650	1,721,465	—	—	—	1,721,465
Jackson Tai[1,3](retired on 5 May 2023)	66,515	32,800	11,965	21,750	—	66,515
Swee Lian Teo (appointed to the Board on 1 Oct 2023)	—	15,200	—	—	—	15,200
Mark Tucker	307,352	307,352	—	—	—	307,352
1Geraldine Buckingham has an interest in 3,000, Rachel Duan has an interest in 3,000, James Forese has an interest in 23,000, Ann Godbehere has an interest in 3,000, Steven Guggenheimer has an interest in 3,000, José Antonio Meade Kuribreña has an interest in 3,000, Kalpana Morparia has an interest in 3,000, Eileen Murray has an interest in 15,000 and Jackson Tai has an interest in 13,303 listed American Depositary Shares (’ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the
HSBC Share Plan 2011 are set out in the Scheme interests in the Directors’ remuneration report on page 315. At 31 December 2023, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: Noel Quinn – 4,993,390; and Georges Elhedery – 1,942,938, representing approximately 0.03% and 0.01%
of the shares in issue respectively.
3Jackson Tai has a non-beneficial interest in 11,965 shares of which he is custodian.
There have been no changes in the shares or debentures of the current Directors from 31 December 2023 to the date of this report.
Listing Rule 9.8.4 and other
disclosures
This section of the Annual Report and Accounts 2023 forms part of –
and includes certain disclosures required – in the Report of the
Directors incorporated by cross-reference, including under Listing
Rule 9.8.4 and otherwise as applicable by law.

Content	Page references
Long-term incentives	322
Dividend waivers	344
Dividends	344
Share buy-back	343
Emissions	45
Energy efficiency	45, 49, 51
Principal activities of HSBC	11, 30, 112, 422
Business review and future developments	11–40, 42, 160, 181, 453
Board governance
Appointment and re-election of Directors
For details on the processes governing the appointment and re-
election of Directors, see the Nomination & Corporate Governance
Committee report from page 298.
Commitments
For details on the processes governing Director commitments, see the Nomination & Corporate Governance Committee report from
page 298.
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
Directors are requested to review and confirm their own and their respective closely associated persons’ outside interests and appointments twice each year. The Board has considered, and
authorised (with or without conditions) where appropriate, potential conflicts as they have arisen during the year in accordance with its conflicts policy and procedures. All non-executive Directors are subject to re-vetting by the Group's compliance team on a triennial basis following appointment. As part of this re-vetting process, all conflicts checks are refreshed.
Joint Company Secretary
Aileen Taylor is the Group Company Secretary and Chief Governance
Officer.
Hannah Ashdown (47) was appointed as Deputy Group Secretary in
December 2021 and for administrative purposes, in October 2022, was appointed as Joint Company Secretary. She is a Fellow of the
Chartered Governance Institute UK and Ireland. Hannah has over 20 years’ governance and regulatory experience across multiple sectors including financial services, asset management, energy, leisure and retail.
Report of the Directors | Corporate governance report

346	HSBC Holdings plc
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
The indemnities that constitute a ’qualifying third-party indemnity provision’, as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of
Directors appointed during 2023, from the date of their appointment).
The deed poll is available for inspection at the registered office of
HSBC Holdings.
Additionally, Directors and pension trustees have the benefit of both
Directors’ and officers’ liability insurance and pension trustees’ liability insurance.
Qualifying pension scheme indemnities have also been granted to the trustees of the Group’s pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.
Contracts of significance
During 2023, none of the Directors had a material interest, directly or indirectly, in any contract of significance with any HSBC company.
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
The Board seeks to understand investor needs through ongoing dialogue between members of the Board and institutional investors throughout the year. For examples of such engagement, see 'Board engagement with shareholders' on page 292 and the Group
Remuneration Committee Chair’s letter on page 315. During 2023, approximately 643 meetings were held with institutional investors and analysts globally.
Our shareholder communications policy summarises how we
communicate with our shareholders, including through financial reporting, general shareholder meetings, investor and analyst meetings and our website. The policy is reviewed annually by the
Board, and in 2023 the Board confirmed that it was satisfied with its implementation and effectiveness. The policy can be found at
www.hsbc.com/who-we-are/leadership-and-governance/board-
responsibilities.
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
Secretary and Chief Governance Officer. Our Senior Independent
Director is also available to shareholders if they have concerns that cannot be resolved or for which the normal channels would not be appropriate. They can be contacted via the Group Company Secretary and Chief Governance Officer at 8 Canada Square, London E14 5HQ.
The results of the poll vote at the 2023 AGM were published on
5 May 2023 and showed that on resolutions 2, 3(l), 6, 7, 14 and 15 we received votes of between 20.04% to 23.30% against the Board’s recommendations. In our statement of 5 May 2023, it was noted that our largest shareholder, Ping An, voted against the Board’s
recommendations on the above resolutions and a number of others.
Ping An’s votes accounted for approximately 18% to 19% of all votes cast at the 2023 AGM based on a turnout of around 50%. The Board was pleased that a large majority of shareholders voting at the 2023
AGM supported HSBC’s strategy and since the AGM there have been no concerns expressed by shareholders regarding the above
resolutions. As referenced in the announcement released on 3
November 2023, we continue to have constructive dialogue and provide corporate access to all our institutional shareholders, including
Ping An and respect and listen to their views.
Annual General Meeting
The AGM in 2024 is planned to be held in London, UK at 11:00am on
Friday, 3 May 2024. Information on how to vote and participate, both in advance and on the day, can be found in the Notice of the 2024
AGM, which will be sent to shareholders on 22 March 2024 and be available on www.hsbc.com/agm. A live webcast will be available on
www.hsbc.com. A recording of the proceedings will be available on
www.hsbc.com shortly after the conclusion of the AGM.
Shareholders should monitor our website and announcements for any changes to these arrangements. Shareholders may send enquiries to the Board in writing via the Group Company Secretary and Chief
Governance Officer, HSBC Holdings plc, 8 Canada Square, London
E14 5HQ or by sending an email to shareholderquestions@hsbc.com.
General meetings and resolutions
Shareholders may require the Directors to call a general meeting other than an AGM, as provided by the UK Companies Act 2006. A valid request to call a general meeting may be made by members representing at least 5% of the paid-up capital of HSBC Holdings as carries the right of voting at its general meetings (excluding any paid-
up capital held as treasury shares). A request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. At any general meeting
convened on such request, no business may be transacted except that stated by the requisition or proposed by the Board.
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
Articles of Association
The Articles of Association were last approved at the 2022 AGM. The
Articles of Association can be found at www.hsbc.com/who-we-are/
leadership-and-governance/board-responsibilities.

HSBC Holdings plc	347
Events after the balance sheet date
For details of events after the balance sheet date, see Note 39 on the
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
HSBC provides administrative support to two political action committees (’PACs’) in the US funded by voluntary political
contributions by eligible employees. We do not control the PACs, and all decisions regarding the amounts and recipients of contributions are directed by a voluntary Board Finance Committee, which consists of contributing eligible employees. The PACs recorded combined
political donations of $110,004 during 2023 (2022: $100,250).
Charitable contributions
For details of charitable contributions, see page 86.
Internal control
The Board is responsible for maintaining and reviewing the
effectiveness of the Group’s risk management and internal control systems, and for determining the level and type of risks the Group is willing to take in achieving its strategic objectives.
To meet this requirement and to discharge its obligations under the
FCA Handbook and the PRA Rulebook, procedures have been
designed: for safeguarding assets against unauthorised use or disposal; for maintaining proper accounting records; and for ensuring the reliability and usefulness of financial information used within the business or for publication.
These procedures provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the Group and accord with the
Financial Reporting Council‘s guidance for Directors, issued in 2014, on risk management, internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 21 February 2024, the date of publication of the Annual
Report and Accounts 2023.
The Board, the GRC and the GAC monitored the effectiveness of the
Group’s system of risk management and internal control throughout the year. In particular, this focused on the Group’s regulatory remediation and change programmes, and involved working closely with management to better prioritise and understand where there are key interdependencies. In 2024, continued focus will be placed on overseeing emerging risks and potential risks arising from new products and offerings.
To support the work of the Board, the GRC and the GAC in
discharging their responsibilities in this regard, assurance was also provided by executive management confirming that a risk assessment had been undertaken and controls were in place to mitigate the risks arising from the Group’s key activities. Necessary actions will be taken to remedy any failings or weaknesses identified from these activities and included the implementation of additional assurance procedures including in relation to the Group's externally driven ESG and climate-related disclosures, change programmes and regulatory reporting.
The key risk management and internal control procedures include the following:
Global Principles
The Group’s Global Principles set an overarching standard for all policies and procedures and are fundamental to the Group’s risk management structure. They inform and connect our purpose, values, strategy and risk management principles, guiding us to do the right thing and treat our customers and our colleagues fairly at all times. In
2024, the Global Principles will be replaced by a more concise and targeted version of the document, known as the HSBC Book.
Risk management framework
The risk management framework supports our Global Principles, and going forward, our HSBC Book. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
Delegation of authority within limits set by the Board
Subject to certain matters reserved for the Board, the Group Chief
Executive has been delegated authority limits and powers within which to manage the day-to-day affairs of the Group. A new
delegation of authorities framework was implemented in April 2023 with the aim of providing a simpler Group structure within which the
Board and its subsidiaries can manage their delegated powers. These delegated authorities can be used for the approval, signing and execution of specific written agreements and documents such as procurement contracts.
The delegation of authorities framework is either granted via a separate board resolution or power of attorney or is set out in the relevant Group policy with clear systems of control that are appropriate to the business or function. Authorities to enter into credit and market risk exposures are delegated with limits to line
management of Group companies in line with Group policy. Credit and market risks are measured and reported at subsidiary company level and aggregated for risk concentration analysis on a Group-wide
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
The Group employs both a top and emerging risks process to provide forward-looking views of issues with the potential to threaten the execution of our strategy or operations over the medium to long term.
We remain committed to investing in the reliability and resilience of our IT systems and critical services, including those provided by third parties, that support all parts of our business. We do so to help protect our customers, affiliates and counterparties, and to help
Report of the Directors | Corporate governance report

348	HSBC Holdings plc
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
The Board delegated authority to the GAC to annually review the independence, autonomy and effectiveness of the Group’s policies and procedures on whistleblowing, including the procedures for the protection of staff who raise concerns of detrimental treatment.
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
Internal control over financial reporting
HSBC is required to comply with section 404 of the US Sarbanes-
Oxley Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2023. In 2014, the GAC endorsed the adoption of the principles of the Committee of Sponsoring
Organizations of the Treadway Commission (’COSO’) 2013
framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-
Oxley Act.
The primary mechanism through which comfort over risk
management and internal control systems is achieved is through annual assessments of the effectiveness of controls to manage risk, and the reporting of issues on a regular basis through the various risk management and risk governance forums.
The key risk management and internal control procedures over financial reporting include the following:
Entity level controls
Entity level controls are a defined suite of internal controls that have a pervasive influence over the entity as a whole and meet the principles of the COSO framework. They include controls related to the control environment, such as the Group's values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of entity level controls are assessed on an ongoing basis. If issues are significant to the Group, they are escalated to the GRC and also to the GAC, if concerning financial reporting matters.
Process level transactional controls
Key process level controls that mitigate the risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details of HSBC’s approach to risk management can be found on page 159. The GAC has continued
to receive regular updates on HSBC’s ongoing activities for improving the effective oversight of end-to-end business processes, and management continued to identify opportunities for enhancing key controls, such as through the use of automation technologies.
Financial reporting controls
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
Group Disclosure and Controls Committee
Chaired by the Group Chief Financial Officer, the Group Disclosure
and Controls Committee supports the discharge of the Group’s obligations under relevant legislation and regulation including the UK and Hong Kong listing rules, the UK Market Abuse Regulation and US
Securities and Exchange Commission rules. In so doing, the Group
Disclosure and Controls Committee is empowered to determine
whether a new event or circumstance should be disclosed, including the form and timing of such disclosure, and review certain material disclosures made or to be made by the Group. The membership of the Group Disclosure and Controls Committee consists of senior management, including the Group Chief Financial Officer, Group Chief
Risk and Compliance Officer, Group Chief Legal Officer, and Group
Company Secretary and Chief Governance Officer. The Group’s
brokers, external auditors and its external legal counsel also attend as required. The integrity of disclosures is underpinned by structures and processes within the Global Finance and Group Risk and Compliance functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records. As required by the
Sarbanes-Oxley Act, the Group Chief Executive and the Group Chief
Financial Officer have certified that the Group’s disclosure controls and procedures were effective as at the end of the period covered by the Annual Report and Accounts 2023.
The annual review of the effectiveness of the Group’s system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Directors concluded that for the year ended 31 December 2023, the Group’s internal control over financial reporting was effective.
PwC has audited the effectiveness of HSBC’s internal control over financial reporting and has given an unqualified opinion.
Other information included in the Annual
Report and Accounts 2023
We include other non-statutory information in the Annual Report and
Accounts to enable a broader perspective of our performance for the period, including ESG and regulatory capital and liquidity information.
We highlight on pages 43 and 303 that we are seeking to enhance our governance, process, systems and controls capabilities in both areas, although the scale and nature of the challenges differ between reporting areas. Our improvements in regulatory reporting are intended to strengthen our global processes, improve consistency and enhance controls in order to meet regulatory expectations. ESG reporting continues to evolve, with a lack of globally consistent metrics, taxonomies and best practices and a high reliance on external data. The GAC provides oversight to our reporting
improvements in both areas, and is also focused on increasing the level of internal and external assurance in these areas, in line with wider market developments (set out on page 303).

HSBC Holdings plc	349
Going concern
The Directors considered it appropriate to prepare the financial statements on a going concern basis.
In making the going concern assessment, the Directors have
considered a wide range of detailed information relating to present and potential conditions, including projections for profitability, cash flows, capital requirements and capital resources.
In carrying out their assessment of the principal risks (as detailed on page 163 of this annual report on Form 20-F), the Directors
considered a wide range of information including:
–details of the Group’s business and operating models, and strategy
(see page 11 in this annual report on Form 20-F);
–details of the Group’s approach to managing risk and allocating capital;
–the continued validity of our existing risk management practices, liquidity monitoring process and metric assumptions, in light of the high-profile US and Swiss banking failures in the first quarter of
2023;
–a summary of the Group’s financial position considering
performance, its ability to maintain minimum levels of regulatory capital, liquidity funding and the minimum requirements for own funds and eligible liabilities over the period of the assessment.
Notable are the risks which the Directors believe could cause the
Group’s future results or operations to adversely impact any of the above;
–enterprise risk reports, including the Group’s risk appetite profile
(see page 159 of this annual report on Form 20-F) and top and emerging risks (see page 163 of this annual report on Form 20-F);
–the impact on the Group due to the Russia-Ukraine and Israel-
Hamas wars; instability in China’s commercial real estate sector and strained economic and diplomatic relations between China and the US, the UK, the EU and other countries;
–reports and updates regarding regulatory and internal stress testing. The 2022–2023 Bank of England annual cyclical scenario stress test results were published on 12 July 2023. The stress scenario explored the potential impacts of a global economic contraction, persistently higher inflation and interest rates in advanced economies with materially increased unemployment,
and a sharp fall in asset prices. Additionally during the second half of 2023, the Group-wide internal stress test was completed, which explores a prolonged global stress, depicting macroeconomic
conditions that are generally more severe than that of the 2022–
2023 annual cyclical scenario. The results of both these exercises indicated the Group is sufficiently capitalised to withstand a severe but plausible adverse stress;
–the results of our 2023 internal climate scenario analysis exercise.
The results of this exercise further demonstrate the Group is sufficiently capitalised to withstand a severe stress. Further details of the insights from the 2023 climate scenario analysis are
explained from page 66 of this annual report on Form 20-F;
–reports and updates from management on risk-related issues
selected for in-depth consideration;
–reports and updates on regulatory developments;
–legal proceedings and regulatory matters set out in Note 36 of the financial statements in this annual report on Form 20-F; and
–reports and updates from management on the operational
resilience of the Group.
Employees
At 31 December 2023, HSBC had a total workforce equivalent to
221,000 full-time employees compared with 219,000 at the end of
2022. Our main centres of employment were India with
approximately 42,000 employees, the UK with 33,000, mainland
China with 33,000, Hong Kong with 26,000, Mexico with 17,000 and
France with 6,000.
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
Our Group People Committee, which is made up of Group Executive
Committee members, governs our diversity and inclusion agenda. It meets regularly to agree actions to improve diverse representation and build a more inclusive culture. Members of our Group Executive
Committee are held to account for the actions they take on diversity via aspirational goals contained within their performance scorecards.
We expect all colleagues at HSBC to treat each other with dignity and respect to ensure an inclusive environment. Our policies make it clear that we do not tolerate unlawful discrimination, bullying or harassment on any grounds.
To align our approach to inclusion best practices, we participate in global diversity benchmarks that help us to identify improvement opportunities. We also track a large number of diversity and inclusion metrics, including those included in the Group executive scorecards, which enable us to identify inclusion barriers and take action where required. Our approach to diversity and inclusion is set out on page 76 alongside our goals and progress.
Further details of our diversity and inclusion activity, alongside our
Gender and Ethnicity Pay Gap Reports 2023, can be found at
www.hsbc.com/diversitycommitments.
Employment of people with a disability
We strongly believe in providing equal opportunities for our employees. The employment of people with a disability is included in this commitment. We are committed to retaining disabled employees in the workplace and to providing reasonable adjustments to enable this.
Employee development
We aim to build a dynamic, inclusive culture where the best want to develop the skills and experiences that help them fulfil their potential.
This determines how we develop our people and recruit, identify and nurture talent. A range of resources bring this to life including:
Report of the Directors | Corporate governance report

350	HSBC Holdings plc
–HSBC University, our platform for learning and development with specific business and technical academies;
–our My HSBC Career portal, which offers career development
information and resources; and
–HSBC Talent Marketplace, our online platform that uses AI to provide opportunities to learn as we work.
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
Effective people management and impactful leadership remain critical to our ability to energise for growth. In 2023 we have continued to focus on equipping our management population with the skills they need to lead the organisation and energise our colleagues. We have continued to run our Enterprise Leadership Programme for our most senior leaders and developed the Managing Director Leadership
Programme further following the launch in 2022. We have also refreshed our People Management Excellence programme which is available to leaders at all levels of the organisation to help them manage colleagues and nurture a productive team.
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
We delivered a range of programmes in 2023 to help us understand and manage our health and safety risks:
–We reinforced our advice and risk assessment and control
methodology on working from home for employees adopting a
hybrid work style, providing more awareness and best practices on good ergonomics and well-being.
–We delivered health and safety training and awareness to 235,000 of our employees and contractors globally, ensuring roles and responsibilities were clear and understood.
–We completed the annual safety inspection on all of our buildings globally, to ensure we were meeting our standards and
continuously improving our safety performance.
–We maintained measures in our workplaces globally to minimise the risks from the spread of respiratory disease, including through the provision of hand sanitiser, improved ventilation, and guidance on good hygiene practices.
–We continued to focus on enhancing the safety culture in our supply chain through our SAFER Together programme, covering
the five key elements of best practice safety culture, including speaking up about safety, and recognising excellence.
–We continued to provide our guidance and training programme for our construction partners, focusing on our key markets globally to reduce the likelihood of accidents occurring by helping them understand and deliver industry-leading health and safety
performance. More than 7,500 construction workers received
safety passport training across 20 countries.
–In 2023, our Eat Well Live Well programme continued to promote healthier and more sustainable diets among our colleagues with
30% of global food sales from HSBC catering outlets comprising healthy options. We also extended the reach of our programme through the launch of increased plant-based offers, monthly
events dedicated to Eat Well Live Well, and virtual teaching kitchens accessible to all our employees.
–Protection of our colleagues and operations is of critical
importance, and we have effective controls in place to protect our people from natural disasters (such as storms and earthquakes). In
2023, there were 27 named storms that passed over 2,010 of our buildings, resulting in no injuries. Only five buildings in Mexico were affected with minor business impact following Storm Otis.

Employee health and safety
	2023	2022	2021
Rate of workplace fatalities per 100,000 employees	—	—	—
Number of major injuries to employees[1]	12	7	14
All injury rate per 100,000 employees	110	70	64
Lost days due to work injury	594	485	358
1Fractures, dislocation, concussion, loss of consciousness, overnight admission to hospital.
Remuneration
HSBC’s pay and performance strategy is designed to reward
competitively the achievement of long-term sustainable performance and attract and motivate the very best people, regardless of gender, ethnicity, age, disability or any other factor unrelated to performance or experience with the Group, while performing their role in the long-
term interests of our stakeholders.
For further details of the Group’s approach to remuneration, see page 326.
Employee share plans
Summaries of the share options and share awards granted, exercised/
vested or lapsed during the year and other details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including detailed summaries of the HSBC share plans, are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/
remuneration and on the website of The Stock Exchange of Hong
Kong Limited at www.hkex.com.hk, or can be obtained upon request from the Group Company Secretary and Chief Governance Officer, 8
Canada Square, London E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 336.
Note 5 on the financial statements gives details of share-based payments, including discretionary awards of shares granted under
HSBC share plans.

HSBC Holdings plc Annual Report and Accounts 2023	351

Statement of compliance
The statement of corporate governance practices set out on pages
274 to 353 and the information referred to therein constitutes the
’Corporate governance report’ and ’Report of the Directors’ of HSBC
Holdings. The websites referred to do not form part of this report.

Relevant corporate governance codes, role profiles and policies
UK Corporate Governance Code	www.frc.org.uk
Hong Kong Corporate Governance Code (set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ('HKEx'))	www.hkex.com.hk
Descriptions of the roles and responsibilities of the: – Group Chairman – Group Chief Executive – Senior Independent Director – Board	www.hsbc.com/who-we-are/ leadership-and-governance/board- responsibilities
Board and senior management	www.hsbc.com/who-we-are/ leadership-and-governance
Roles and responsibilities of the Board’s committees	www.hsbc.com/who-we-are/ leadership-and-governance/board- committees
Board’s policies on: – diversity and inclusion – shareholder communication – human rights – remuneration practices and governance	www.hsbc.com/who-we-are/ leadership-and-governance/board- responsibilities
Global Internal Audit Charter	www.hsbc.com/who-we-are/ leadership-and-governance/ corporate-governance-codes/ internal-control
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2023, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance
Codes.
Under the Hong Kong Code, the audit committee should be
responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the
UK Corporate Governance Code.
HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market
Abuse Regulation and the rules governing the listing of securities on
HKEx. The Group has been granted certain waivers by HKEx from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.
The Group Audit Committee has reviewed and provided assurance to the HSBC Holdings Board on the publication of the Annual Report and
Accounts 2023.
On behalf of the Board
Mark E Tucker
Group Chairman
HSBC Holdings plc
Registered number 617987
21 February 2024
Report of the Directors | Corporate governance report

352	HSBC Holdings plc Annual Report and Accounts 2023

Financial statements
The financial statements provide detailed information and notes on our income, balance sheet, cash flows and changes in equity, alongside a report from our independent auditors.
354	Report of Independent Registered Public Accounting Firm
356	Financial statements
368	Notes on the financial statements

HSBC Holdings plc	353

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of HSBC Holdings plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HSBC Holdings plc and its subsidiaries (the “Group”) as of 31 December
2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31
December 2023 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii)
UK-adopted International Accounting Standard, and (iii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No
1606/2002 as it applies to the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Group changed the manner in which it accounts for insurance contracts in
2023.
Basis for Opinions
The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s assessment of internal controls over financial reporting on page 150 of Form 20-F. Our responsibility is to express opinions on the Group's consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Report of Independent Registered Public Accounting Firm

354	HSBC Holdings plc
Measurement of expected credit losses
As described in Note 1.2 (i) to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at fair value through other comprehensive income and certain loan commitments and financial guarantee contracts. As disclosed by management, the Group's allowance for ECL was $12.0bn at 31 December 2023. The assessment of credit risk and the estimation of ECL are probability-
weighted and incorporate information about past events, current conditions and forecasts of future economic conditions at the reporting date.
Management calculates ECL using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). As disclosed by management, the recognition and measurement of ECL involves the use of significant judgement and estimation. Management form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an ECL estimate. Management judgemental adjustments are made to account for late-breaking events, data and model limitations and deficiencies, and expert credit judgements. The ECL for wholesale stage 3 exposures is determined on an individual basis using discounted cash flow methodologies. The ECL charge in 2023 primarily comprised stage 3 charges, notably related to mainland China commercial real estate (‘CRE’) exposures, as well as the impact of continued economic uncertainty, rising interest rates and inflationary pressures.
The principal considerations for our determination that performing procedures relating to the measurement of ECL is a critical audit matter are the significant judgements by management in developing the assumptions for (i) multiple economic scenarios and the weighting of those scenarios; (ii) estimating management judgemental adjustments; and (iii) the discounted cash flow projections for certain material credit impaired exposures in relation to the mainland China CRE portfolio. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of ECL. These procedures also included, amongst others, testing management’s process for estimating ECL through (i) evaluating the appropriateness of the
ECL model methodologies applied by management; (ii) evaluating the reasonableness of certain economic scenarios and weightings; (iii)
evaluating management’s determination of the need for, and measurement of, judgemental adjustments; (iv) evaluating the reasonableness of discounted cash flow projections for certain material credit impaired exposures in relation to the mainland China CRE portfolio; (v) testing the completeness and accuracy of certain input data that is used by management to determine ECL; and (vi) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of ECL. Professionals with specialised skills and knowledge assisted in testing the appropriateness of model methodologies, assessing the reasonableness of the selection and weighting of economic scenarios and testing the reasonableness of discounted cash flow projections for certain material credit impaired exposures in relation to the mainland China CRE portfolio.
Impairment assessment of investment in Bank of Communications co., Limited (‘BoCom’)
As described in Note 1.2(a) and 18 to the consolidated financial statements, the carrying value of the Group's investment in BoCom is $21.2bn at 31 December 2023. As disclosed by management, there is significant judgement in determining the value in use, and in particular estimating the present value of cash flows expected to arise from continuing to hold the investment, based on a number of assumptions. The fair value of the Group's investment in BoCom has been below the carrying amount for approximately 12 years. At 31 December 2023, management performed an impairment test on the carrying amount, which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was lower than the carrying value. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders. The significant assumptions used were discount rate, operating income growth rate, cost-income ratio, ECL as a percentage of loans and advances to customers, risk-weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital requirements for capital adequacy ratio and tier 1 capital adequacy ratio, and long-term effective tax, profit growth and asset growth rates.
The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in
BoCom is a critical audit matter are (i) the significant judgement by management when determining significant assumptions for the discount rate, operating income growth rate, cost-income ratio, ECL as a percentage of loans and advances to customers, risk-weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital requirements for capital adequacy ratio and tier 1 capital adequacy ratio, and long-term effective tax, profit growth and asset growth rates; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's estimate of the VIU and evaluating audit evidence; and (iii) the audit effort involved the use of professionals with specialised skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in BoCom. These procedures also included, amongst others: (i) evaluating management’s VIU determination and underlying significant assumptions; (ii) developing an independent range for discount rates; (iii) evaluating the appropriateness of the methodology used to estimate the VIU; (iv) testing inputs used in the determination of the significant assumptions; and (v) evaluating the disclosures made in the consolidated financial statements in relation to BoCom. Professionals with specialised skill and knowledge were used to assist in assessing the VIU methodology and developing an independent range for discount rates.
/s/PricewaterhouseCoopers LLP
London, United Kingdom
22 February 2024
We have served as the Group’s auditor since 2015.
Report of Independent Registered Public Accounting Firm

HSBC Holdings plc	355

Financial statements

356	Consolidated income statement
357	Consolidated statement of comprehensive income
358	Consolidated balance sheet
359	Consolidated statement of changes in equity
362	Consolidated statement of cash flows

364	HSBC Holdings income statement
364	HSBC Holdings statement of comprehensive income
365	HSBC Holdings balance sheet
366	HSBC Holdings statement of changes in equity
367	HSBC Holdings statement of cash flows

Consolidated income statement
for the year ended 31 December 2023
		2023	2022[1]	2021
	Notes*	$m	$m	$m
Net interest income		35,796	30,377	26,489
– interest income[2,3]		100,868	52,826	36,188
– interest expense[4]		(65,072)	(22,449)	(9,699)
Net fee income	2	11,845	11,770	13,097
– fee income		15,616	15,124	16,788
– fee expense		(3,771)	(3,354)	(3,691)
Net income from financial instruments held for trading or managed on a fair value basis	3	16,661	10,278	7,744
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	7,887	(13,831)	4,053
Net insurance premium income		—	—	10,870
Insurance finance (expense)/income	4	(7,809)	13,799	—
Insurance service result		1,078	809	—
– insurance revenue		2,259	1,977	—
– insurance service expense		(1,181)	(1,168)	—
Gain on acquisition[5]		1,591	—	—
(Impairment)/reversal of impairment relating to the sale of our retail banking operations in France[6]		150	(2,316)	—
Other operating (expense)/income[7]		(1,141)	(266)	1,687
Total operating income		66,058	50,620	63,940
Net insurance claims and benefits paid and movement in liabilities to policyholders		—	—	(14,388)
Net operating income before change in expected credit losses and other credit impairment charges[8]		66,058	50,620	49,552
Change in expected credit losses and other credit impairment charges		(3,447)	(3,584)	928
Net operating income		62,611	47,036	50,480
Employee compensation and benefits	5	(18,220)	(18,003)	(18,742)
General and administrative expenses		(10,383)	(10,848)	(11,592)
Depreciation and impairment of property, plant and equipment and right-of-use assets[9]		(1,640)	(2,149)	(2,261)
Amortisation and impairment of intangible assets		(1,827)	(1,701)	(1,438)
Goodwill impairment		—	—	(587)
Total operating expenses		(32,070)	(32,701)	(34,620)
Operating profit		30,541	14,335	15,860
Share of profit in associates and joint ventures	18	2,807	2,723	3,046
Impairment of interest in associate	18	(3,000)	—	—
Profit before tax		30,348	17,058	18,906
Tax expense	7	(5,789)	(809)	(4,213)
Profit for the year		24,559	16,249	14,693
Attributable to:
– ordinary shareholders of the parent company		22,432	14,346	12,607
– preference shareholders of the parent company		—	—	7
– other equity holders		1,101	1,213	1,303
– non-controlling interests		1,026	690	776
Profit for the year		24,559	16,249	14,693
		$	$	$
Basic earnings per ordinary share	9	1.15	0.72	0.62
Diluted earnings per ordinary share	9	1.14	0.72	0.62
*For Notes on the financial statements, see page 368.
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2Interest income includes $88,657m (2022: $45,994m; 2021: $30,916m) of interest recognised on financial assets measured at amortised cost and
$12,134m (2022: $6,293m; 2021: $4,337m) of interest recognised on financial assets measured at fair value through other comprehensive income.
3Interest income is calculated using the effective interest method and comprises mainly interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
4Interest expense includes $62,095m (2022: $20,798m; 2021: $8,227m) of interest on financial instruments, excluding interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
5  Provisional gain recognised in respect of the acquisition of SVB UK.
6 In the fourth quarter of 2023, an impairment loss of $2.0bn was recognised relating to the sale of our retail banking operations in France. This largely offset the $2.1bn recognised in the first quarter of 2023 on the reversal of the held for sale classification at that time. In 2023, a total net $0.1bn of credit was recognised in other operating income, reflecting the net asset value disposed under the final terms of sale. The $0.4bn impairment of goodwill recognised in the third quarter in 2022 has not been reversed.
7  Other operating (expense)/income includes a loss on net monetary positions of $1,667m (2022: $678m; 2021: $576m) as a result of applying IAS 29
‘Financial Reporting in Hyperinflationary Economies’ and the disposal losses on capitalised Markets Treasury repositioning of $977m in 2023.
8Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
9  Includes depreciation of the right-of-use assets of $663m (2022: $717m; 2021: $878m).

356	HSBC Holdings plc

Consolidated statement of comprehensive income
for the year ended 31 December 2023
	2023	2022[1]	2021
	$m	$m	$m
Profit for the year	24,559	16,249	14,693
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	2,599	(7,232)	(2,139)
– fair value gains/(losses)	2,381	(9,618)	(2,270)
– fair value losses/(gains) transferred to the income statement on disposal	905	(18)	(464)
– expected credit (recoveries)/losses recognised in the income statement	59	56	(49)
– income taxes	(746)	2,348	644
Cash flow hedges	2,953	(3,655)	(664)
– fair value gains/(losses)	2,534	(4,207)	595
– fair value (gains)/losses reclassified to the income statement	1,463	(758)	(1,514)
– income taxes	(1,044)	1,310	255
Share of other comprehensive income/(expense) of associates and joint ventures	47	(367)	103
– share for the year	47	(367)	103
Net finance income/(expenses) from insurance contracts	(364)	1,775	—
– before income taxes	(491)	2,393	—
– income taxes	127	(618)	—
Exchange differences	(204)	(9,918)	(2,393)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	1	280	—
Remeasurement of defined benefit liability	(314)	(1,031)	(274)
– before income taxes	(413)	(1,723)	(107)
– income taxes	99	692	(167)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(1,219)	1,922	531
– before income taxes	(1,617)	2,573	512
– income taxes	398	(651)	19
Equity instruments designated at fair value through other comprehensive income	(120)	107	(446)
– fair value gains/(losses)	(120)	107	(443)
– income taxes	—	—	(3)
Effects of hyperinflation	1,604	877	315
Other comprehensive income/(expense) for the year, net of tax	4,983	(17,242)	(4,967)
Total comprehensive income/(expense) for the year	29,542	(993)	9,726
Attributable to:
– ordinary shareholders of the parent company	27,397	(2,810)	7,765
– preference shareholders of the parent company	—	—	7
– other equity holders	1,101	1,213	1,303
– non-controlling interests	1,044	604	651
Total comprehensive income/(expense) for the year	29,542	(993)	9,726
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

HSBC Holdings plc	357

Consolidated balance sheet
at 31 December 2023
		At1
		31 Dec	31 Dec	1 Jan
		2023	2022	2022
	Notes*	$m	$m	$m
Assets
Cash and balances at central banks		285,868	327,002	403,018
Items in the course of collection from other banks		6,342	7,297	4,136
Hong Kong Government certificates of indebtedness		42,024	43,787	42,578
Trading assets	11	289,159	218,093	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14	110,643	100,101	110,795
Derivatives	15	229,714	284,159	196,882
Loans and advances to banks		112,902	104,475	82,567
Loans and advances to customers		938,535	923,561	1,044,534
Reverse repurchase agreements – non-trading		252,217	253,754	241,648
Financial investments	16	442,763	364,726	392,005
Assets held for sale	23	114,134	115,919	3,411
Prepayments, accrued income and other assets	22	165,255	156,149	136,196
Current tax assets		1,536	1,230	970
Interests in associates and joint ventures	18	27,344	29,254	29,609
Goodwill and intangible assets	21	12,487	11,419	11,169
Deferred tax assets	7	7,754	8,360	5,432
Total assets		3,038,677	2,949,286	2,953,792
Liabilities
Hong Kong currency notes in circulation		42,024	43,787	42,578
Deposits by banks		73,163	66,722	101,152
Customer accounts		1,611,647	1,570,303	1,710,574
Repurchase agreements – non-trading		172,100	127,747	126,670
Items in the course of transmission to other banks		7,295	7,864	5,214
Trading liabilities	24	73,150	72,353	84,904
Financial liabilities designated at fair value	25	141,426	127,321	145,503
Derivatives	15	234,772	285,762	191,064
Debt securities in issue	26	93,917	78,149	78,557
Liabilities of disposal groups held for sale	23	108,406	114,597	9,005
Accruals, deferred income and other liabilities	27	136,606	134,313	115,900
Current tax liabilities		2,777	1,135	699
Insurance contract liabilities	4	120,851	108,816	119,307
Provisions	28	1,741	1,958	2,566
Deferred tax liabilities	7	1,238	972	3,294
Subordinated liabilities	29	24,954	22,290	20,487
Total liabilities		2,846,067	2,764,089	2,757,474
Equity
Called up share capital	33	9,631	10,147	10,316
Share premium account	33	14,738	14,664	14,602
Other equity instruments		17,719	19,746	22,414
Other reserves		(8,907)	(9,133)	6,447
Retained earnings		152,148	142,409	135,236
Total shareholders’ equity		185,329	177,833	189,015
Non-controlling interests	19	7,281	7,364	7,303
Total equity		192,610	185,197	196,318
Total liabilities and equity		3,038,677	2,949,286	2,953,792
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data and the IFRS 17 transition impact on the balance sheet at 1 January 2022.
*For Notes on the financial statements, see page 368.
The accompanying notes on pages 368 to 461 and the audited sections in the Risk review on pages 158 to 273 (including ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on pages 192 to 204, and ‘Directors’ remuneration report’ on pages 315 to 342 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 21 February 2024 and signed on its behalf by:

Mark E Tucker	Georges Elhedery
Group Chairman	Group Chief Financial Officer
Financial statements

358	HSBC Holdings plc

Consolidated statement of changes in equity
for the year ended 31 December 2023
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the year	—	—	—	—	—	—	—	23,533	23,533	1,026	24,559
Other comprehensive income (net of tax)	—	—	2,402	3,030	(211)	1	(371)	114	4,965	18	4,983
– debt instruments at fair value through other comprehensive income	—	—	2,574	—	—	—	—	—	2,574	25	2,599
– equity instruments designated at fair value through other comprehensive income	—	—	(93)	—	—	—	—	—	(93)	(27)	(120)
– cash flow hedges	—	—	—	2,919	—	—	—	—	2,919	34	2,953
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(1,220)	(1,220)	1	(1,219)
– property revaluation	—	—	—	—	—	1	—	—	1	—	1
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(317)	(317)	3	(314)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	47	47	—	47
– effects of hyperinflation	—	—	—	—	—	—	—	1,604	1,604	—	1,604
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(364)	—	(364)	—	(364)
– exchange differences	—	—	(79)	111	(211)	—	(7)	—	(186)	(18)	(204)
Total comprehensive income for the year	—	—	2,402	3,030	(211)	1	(371)	23,647	28,498	1,044	29,542
Shares issued under employee remuneration and share plans	79	—	—	—	—	—	—	(79)	—	—	—
Capital securities issued[5]	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(11,593)	(11,593)	(603)	(12,196)
Redemption of securities[6]	—	(4,023)	—	—	—	—	—	20	(4,003)	—	(4,003)
Transfers[7]	—	—	—	—	—	(5,130)	—	5,130	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	482	482	—	482
Share buy-back[8]	—	—	—	—	—	—	—	(7,025)	(7,025)	—	(7,025)
Cancellation of shares	(521)	—	—	—	—	521	—	—	—	—	—
Other movements	—	—	1,129	(255)	(967)	—	77	(843)	(859)	(524)	(1,383)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610

HSBC Holdings plc	359

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2022
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021 (IFRS 4)	24,918	22,414	(634)	(197)	(22,769)	30,060	—	144,458	198,250	8,527	206,777
Impact on transition to IFRS 17[9]	—	—	683	—	—	—	(696)	(9,222)	(9,235)	(1,224)	(10,459)
At 1 Jan 2022	24,918	22,414	49	(197)	(22,769)	30,060	(696)	135,236	189,015	7,303	196,318
Profit for the year	—	—	—	—	—	—	—	15,559	15,559	690	16,249
Other comprehensive income (net of tax)	—	—	(7,089)	(3,613)	(9,806)	174	1,775	1,403	(17,156)	(86)	(17,242)
– debt instruments at fair value through other comprehensive income	—	—	(7,181)	—	—	—	—	—	(7,181)	(51)	(7,232)
–equity instruments designated at fair value through other comprehensive income	—	—	92	—	—	—	—	—	92	15	107
– cash flow hedges	—	—	—	(3,613)	—	—	—	—	(3,613)	(42)	(3,655)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	1,922	1,922	—	1,922
– property revaluation	—	—	—	—	—	174	—	—	174	106	280
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(1,029)	(1,029)	(2)	(1,031)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—		(367)	(367)	—	(367)
– effects of hyperinflation	—	—	—	—	—	—	—	877	877	—	877
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	1,775	—	1,775	—	1,775
– exchange differences	—	—	—	—	(9,806)	—	—	—	(9,806)	(112)	(9,918)
Total comprehensive income for the year	—	—	(7,089)	(3,613)	(9,806)	174	1,775	16,962	(1,597)	604	(993)
Shares issued under employee remuneration and share plans	67	—	—	—	—	—	—	(67)	—	—	—
Dividends to shareholders	—	—	—	—	—	—	—	(6,544)	(6,544)	(426)	(6,970)
Redemption of securities	—	(2,668)	—	—	—	—	—	402	(2,266)	—	(2,266)
Transfers	—	—	—	—	—	2,499	—	(2,499)	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	400	400	—	400
Share buy-back	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Cancellation of shares	(174)	—	—	—	—	174	—	—	—	—	—
Other movements	—	—	2	2	—	302	—	(481)	(175)	(117)	(292)
At 31 Dec 2022	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197

Financial statements

360	HSBC Holdings plc

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2021
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	24,624	22,414	1,816	457	(20,375)	26,935	—	140,572	196,443	8,552	204,995
Profit for the year	—	—	—	—	—	—	—	13,917	13,917	776	14,693
Other comprehensive income (net of tax)	—	—	(2,455)	(654)	(2,394)	—	—	661	(4,842)	(125)	(4,967)
– debt instruments at fair value through other comprehensive income	—	—	(2,105)	—	—	—	—	—	(2,105)	(34)	(2,139)
– equity instruments designated at fair value through other comprehensive income	—	—	(350)	—	—	—	—	—	(350)	(96)	(446)
– cash flow hedges	—	—	—	(654)	—	—	—	—	(654)	(10)	(664)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	531	531	—	531
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(288)	(288)	14	(274)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	103	103	—	103
– effects of hyperinflation	—	—	—	—	—	—	—	315	315	—	315
– exchange differences	—	—	—	—	(2,394)	—	—	—	(2,394)	1	(2,393)
Total comprehensive income for the year	—	—	(2,455)	(654)	(2,394)	—	—	14,578	9,075	651	9,726
Shares issued under employee remuneration and share plans	354	—	—	—	—	—	—	(336)	18	—	18
Capital securities issued	—	2,000	—	—	—	—	—	(4)	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(5,790)	(5,790)	(593)	(6,383)
Redemption of securities	—	(2,000)	—	—	—	—	—	—	(2,000)	—	(2,000)
Transfers	—	—	—	—	—	3,065	—	(3,065)	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	467	467	—	467
Cancellation of shares	(60)	—	—	—	—	60	—	(2,004)	(2,004)	—	(2,004)
Other movements	—	—	5	—	—	—	—	40	45	(83)	(38)
At 31 Dec 2021	24,918	22,414	(634)	(197)	(22,769)	30,060	—	144,458	198,250	8,527	206,777
1Cumulative goodwill amounting to $5,138m was charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including
$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m was charged against retained earnings.
2Statutory share premium relief under section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992,
HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC
Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited, following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
3The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France.
Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).
4At 31 December 2023, retained earnings included 256,289,431 treasury shares (2022: 554,452,437; 2021: 558,397,704). These include treasury shares held within HSBC’s insurance business’s retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and
Securities Services.
5In March 2023, HSBC Holdings issued $2,000m 8.000% contingent convertible securities on which there were $4m of external issue costs.
6In March 2023, HSBC Holdings redeemed $2,350m 6.250% contingent convertible securities. In September 2023, HSBC Holdings further redeemed
€1,000m 6.000% and SGD750m 5.000% contingent convertible securities.
7At 31 December 2023, an impairment of $5,512m of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of
$5,130m from the merger reserve to retained earnings and a realisation of $382m shared-based payment reserve within retained earnings.
8In May 2023, HSBC Holdings announced a share buy-back of up to $2.0bn, which was completed in July 2023. In August 2023, HSBC Holdings announced another share buy-back of up to $2.0bn, which was completed in October 2023. In October 2023, HSBC Holdings further announced a share buy-back of up to $3.0bn, which was completed in February 2024.
9The impact of IFRS 17 on previously reported total equity was $(10,831)m at 31 December 2022.

HSBC Holdings plc	361

Consolidated statement of cash flows
for the year ended 31 December 2023
	2023	2022[1]	2021
	$m	$m	$m
Profit before tax	30,348	17,058	18,906
Adjustments for non-cash items:
Depreciation, amortisation and impairment	3,466	3,850	4,286
Net loss/(gain) from investing activities	1,213	11	(647)
Share of profit in associates and joint ventures	(2,807)	(2,723)	(3,046)
Impairment of interest in associate	3,000	—	—
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(1,775)	2,554	—
Change in expected credit losses gross of recoveries and other credit impairment charges	3,717	3,898	(519)
Provisions including pensions	266	638	1,063
Share-based payment expense	482	400	467
Other non-cash items included in profit before tax	(4,299)	(774)	510
Elimination of exchange differences[2]	(10,678)	48,718	18,937
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(63,247)	20,166	(9,226)
Change in loans and advances to banks and customers	(14,145)	31,649	(11,014)
Change in reverse repurchase agreements – non-trading	(2,095)	(23,405)	552
Change in financial assets designated and otherwise mandatorily measured at fair value	(9,994)	14,164	(4,254)
Change in other assets[3]	(10,254)	(12,858)	19,899
Change in deposits by banks and customer accounts	45,021	(91,194)	95,703
Change in repurchase agreements – non-trading	43,366	4,344	14,769
Change in debt securities in issue	11,945	12,518	(16,936)
Change in financial liabilities designated at fair value	10,097	(13,654)	(11,425)
Change in other liabilities	8,742	6,021	(10,935)
Dividends received from associates	1,067	944	808
Contributions paid to defined benefit plans	(208)	(194)	(509)
Tax paid	(4,117)	(2,776)	(3,077)
Net cash from operating activities	39,111	19,355	104,312
Purchase of financial investments[3]	(563,561)	(511,097)	(493,042)
Proceeds from the sale and maturity of financial investments[3]	504,174	492,624	521,190
Net cash flows from the purchase and sale of property, plant and equipment	(1,145)	(1,284)	(1,086)
Net cash flows from disposal of loan portfolio and customer accounts	623	(3,530)	3,059
Net investment in intangible assets	(2,550)	(3,125)	(2,479)
Net cash flow from (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures[4]	(453)	(989)	(106)
Net cash from investing activities	(62,912)	(27,401)	27,536
Issue of ordinary share capital and other equity instruments	1,996	—	1,996
Cancellation of shares	(5,812)	(2,285)	(707)
Net sales/(purchases) of own shares for market-making and investment purposes	(614)	(91)	(1,386)
Net cash flow from change in stake of subsidiaries	(19)	(197)	—
Redemption of preference shares and other equity instruments	(4,003)	(2,266)	(3,450)
Subordinated loan capital issued	5,237	7,300	—
Subordinated loan capital repaid[5]	(2,147)	(1,777)	(864)
Dividends paid to shareholders of the parent company and non-controlling interests	(12,196)	(6,970)	(6,383)
Net cash from financing activities	(17,558)	(6,286)	(10,794)
Net increase/(decrease) in cash and cash equivalents	(41,359)	(14,332)	121,054
Cash and cash equivalents at 1 Jan	521,671	574,032	468,323
Exchange differences in respect of cash and cash equivalents	10,621	(38,029)	(15,345)
Cash and cash equivalents at 31 Dec[6]	490,933	521,671	574,032

Financial statements

362	HSBC Holdings plc

Consolidated statement of cash flows (continued)
for the year ended 31 December 2023
	2023	2022[1]	2021
	$m	$m	$m
Cash and cash equivalents comprise:
– cash and balances at central banks	285,868	327,002	403,018
– items in the course of collection from other banks	6,342	7,297	4,136
– loans and advances to banks of one month or less	76,620	72,295	55,705
– reverse repurchase agreements with banks of one month or less	64,341	68,682	76,658
– treasury bills, other bills and certificates of deposit less than three months	33,303	26,727	28,488
– cash collateral and net settlement accounts	15,819	19,445	11,241
– cash and cash equivalents held for sale[7]	15,935	8,087	—
– less: items in the course of transmission to other banks	(7,295)	(7,864)	(5,214)
Cash and cash equivalents at 31 Dec[6]	490,933	521,671	574,032
Interest received was $98,910m (2022: $55,664m; 2021: $40,175m), interest paid was $65,980m (2022: $22,856m; 2021: $12,695m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,869m (2022: $1,638m; 2021:
$1,898m).
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3Post adoption of IFRS 17 ‘Insurance Contracts’, certain assets have been reclassified from ‘Investing activities’ to ‘Operating activities’. The comparative data have not been re-presented.
4  The ‘Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures’ includes $1.2bn of net cash inflows from the acquisition of Silicon Valley Bank UK Limited in March 2023.
5  Subordinated liabilities changes during the year are attributable to repayments of $(2.1)bn (2022: $(1.8)bn; 2021: $(0.9)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $0.6bn (2022: $(1.1)bn; 2021: $(0.3)bn) and fair value gains/(losses) of $0.8bn
(2022: $(3.1)bn; 2021: $(1.0)bn).
6  At 31 December 2023, $61.8bn (2022: $59.3bn; 2021: $33.6bn) was not available for use by HSBC due to a range of restrictions, including currency exchange and other restrictions.
7   Includes $5.6bn (2022: $6.5bn) of cash and balances at central banks, $0.2bn (2022: $1.3bn) of reverse repurchase agreements with banks of one month or less, $10.5bn (2022: $0.2bn) of loans and advances to banks of one month or less and items in the course of transmission to other banks
$(0.4)bn (2022: $(0.2)bn).

HSBC Holdings plc	363

HSBC Holdings income statement
for the year ended 31 December 2023
		2023	2022	2021
	Notes*	$m	$m	$m
Net interest expense		(5,339)	(3,074)	(2,367)
– interest income		2,864	937	380
– interest expense		(8,203)	(4,011)	(2,747)
Fee (expense)/income		2	(3)	(5)
Net income from financial instruments held for trading or managed on a fair value basis	3	1,063	2,129	110
Changes in fair value of designated debt and related derivatives[1]	3	(1,468)	2,144	349
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	3,692	(2,409)	(420)
Gains less losses from financial investments		45	58	—
Dividend income from subsidiaries		16,824	9,478	11,404
Other operating income		332	91	230
Total operating income		15,151	8,414	9,301
Employee compensation and benefits	5	(15)	(41)	(30)
General and administrative expenses		(1,327)	(1,586)	(1,845)
(Impairment) of subsidiaries/reversal of impairment	19	(5,574)	2,493	3,065
Total operating expenses		(6,916)	866	1,190
Profit before tax		8,235	9,280	10,491
Tax credit[2]		977	3,077	343
Profit for the year		9,212	12,357	10,834
*For Notes on the financial statements, see page 368.
1The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2The tax credit in 2022 includes $2.2bn arising from the recognition of a deferred tax asset from historical tax losses in HSBC Holdings. This was a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses and reduced uncertainty regarding their recoverability. The amounts recorded within profit before tax with respect to dividend income from subsidiaries and reversal of impairment of subsidiaries are not subject to tax.

HSBC Holdings statement of comprehensive income
for the year ended 31 December 2023
	2023	2022	2021
	$m	$m	$m
Profit for the year	9,212	12,357	10,834
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(124)	326	267
– before income taxes	(166)	435	259
– income taxes	42	(109)	8
Other comprehensive income/(expense) for the year, net of tax	(124)	326	267
Total comprehensive income for the year	9,088	12,683	11,101
Financial statements

364	HSBC Holdings plc

HSBC Holdings balance sheet
		31 Dec 2023	31 Dec 2022
	Notes*	$m	$m
Assets
Cash and balances with HSBC undertakings		7,029	3,210
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value		59,879	52,322
Derivatives	15	3,344	3,801
Loans and advances to HSBC undertakings		27,354	26,765
Financial investments	16	19,558	19,466
Prepayments, accrued income and other assets		5,341	5,242
Current tax assets		924	464
Investments in subsidiaries	19	159,478	167,542
Intangible assets		180	189
Deferred tax assets		2,082	2,100
Total assets at 31 Dec		285,169	281,101
Liabilities and equity
Liabilities
Amounts owed to HSBC undertakings		168	314
Financial liabilities designated at fair value	25	43,638	32,123
Derivatives	15	6,090	6,922
Debt securities in issue	26	65,239	66,938
Accruals, deferred income and other liabilities		4,289	1,969
Subordinated liabilities	29	24,439	19,727
Total liabilities		143,863	127,993
Equity
Called up share capital	33	9,631	10,147
Share premium account	33	14,738	14,664
Other equity instruments	33	17,703	19,746
Merger and other reserves		35,946	40,555
Retained earnings		63,288	67,996
Total equity		141,306	153,108
Total liabilities and equity at 31 Dec		285,169	281,101
*For Notes on the financial statements, see page 368.
The accompanying notes on pages 368 to 461, the audited sections in the Risk review on pages 158 to 273 and ‘Directors’ remuneration report’
on pages 315 to 342 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 21 February 2024 and signed on its behalf by:

Mark E Tucker	Georges Elhedery
Group Chairman	Group Chief Financial Officer

HSBC Holdings plc	365

HSBC Holdings statement of changes in equity
for the year ended 31 December 2023
				Other reserves
	Called up share capital	Share premium	Other equity instruments	Retained earnings[1,2]	Merger and other reserves	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	10,147	14,664	19,746	67,996	40,555	153,108
Profit for the year	—	—	—	9,212	—	9,212
Other comprehensive income (net of tax)	—	—	—	(124)	—	(124)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	(124)	—	(124)
Total comprehensive income for the year	—	—	—	9,088	—	9,088
Shares issued under employee share plans	5	74	—	(328)	—	(249)
Capital securities issued[3]	—	—	1,980	—	—	1,980
Cancellation of shares[4]	(521)	—	—	(7,025)	521	(7,025)
Dividends to shareholders	—	—	—	(11,593)	—	(11,593)
Redemption of capital securities[5]	—	—	(4,023)	20	—	(4,003)
Transfers[6]	—	—	—	5,130	(5,130)	—
Other movements	—	—	—	—	—	—
At 31 Dec 2023	9,631	14,738	17,703	63,288	35,946	141,306

At 1 Jan 2022	10,316	14,602	22,414	65,116	37,882	150,330
Profit for the year	—	—	—	12,357	—	12,357
Other comprehensive income (net of tax)	—	—	—	326	—	326
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	326	—	326
Total comprehensive income for the year	—	—	—	12,683	—	12,683
Shares issued under employee share plans	5	62	—	(161)	—	(94)
Capital securities issued	—	—	—	—	—	—
Cancellation of shares	(174)	—	—	(1,001)	174	(1,001)
Dividends to shareholders	—	—	—	(6,544)	—	(6,544)
Redemption of capital securities	—	—	(2,668)	402	—	(2,266)
Transfers[6]	—	—	—	(2,499)	2,499	—
Other movements	—	—	—	—	—	—
At 31 Dec 2022	10,147	14,664	19,746	67,996	40,555	153,108

At 1 Jan 2021	10,347	14,277	22,414	65,005	34,757	146,800
Profit for the year	—	—	—	10,834	—	10,834
Other comprehensive income (net of tax)	—	—	—	267	—	267
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	267	—	267
Total comprehensive income for the year	—	—	—	11,101	—	11,101
Shares issued under employee share plans	29	325	—	(103)	—	251
Capital securities issued	—	—	2,000	(20)	—	1,980
Cancellation of shares	(60)	—	—	(2,004)	60	(2,004)
Dividends to shareholders	—	—	—	(5,790)	—	(5,790)
Redemption of capital securities	—	—	(2,000)	—	—	(2,000)
Transfers[6]	—	—	—	(3,065)	3,065	—
Other movements	—	—	—	(8)	—	(8)
At 31 Dec 2021	10,316	14,602	22,414	65,116	37,882	150,330
Dividends per ordinary share at 31 December 2023 were $0.53 (2022: $0.27; 2021: $0.22).
1  Retained earnings include unrealised profits from intercompany transactions and share-based payment reserves, which are excluded from distributable reserves. Distributable reserves include the distributable portions of retained earnings and the merger reserve. Distributable reserves are reduced by ordinary dividend payments, distributions on additional tier 1 instruments, share buy-backs and impairments in investments in subsidiaries. They are increased by profits and the realisation of retained earnings or merger reserves upon impairment of an associated investment in subsidiary.
2  At 31 December 2023, retained earnings included 20,018,490 ($100m) treasury shares (2022: 331,874,221 ($2,615m); 2021: 329,871,829 ($2,542m)).
3In March 2023, HSBC Holdings issued $2,000m 8.000% contingent convertible securities, on which there were $20m of issue costs.
4In May 2023, HSBC announced a share buy-back of up to $2.0bn, which was completed in July 2023. In August 2023, HSBC announced another share buy-back of up to $2.0bn, which was completed in October 2023. In October 2023, HSBC further announced a share buy-back of up to $3.0bn, which was completed in February 2024.
5In March 2023, HSBC Holdings redeemed $2,350m 6.250% contingent convertible securities. In September 2023, HSBC Holdings further redeemed
€1,000m 6.000% and SGD750m 5.000% contingent convertible securities.
6At 31 December 2023, an impairment of $5,512m of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of
$5,130m from the merger reserve to retained earnings, and a realisation of $382m share-based payment reserve within retained earnings. In 2022, a part-reversal of the impairment resulted in a transfer from retained earnings back to the merger reserve of $2,499m (2021: $3,065m).
Financial statements

366	HSBC Holdings plc

HSBC Holdings statement of cash flows
for the year ended 31 December 2023
	2023	2022	2021
	$m	$m	$m
Profit before tax	8,235	9,280	10,491
Adjustments for non-cash items	5,611	(2,500)	(2,954)
– depreciation, amortisation and impairment/expected credit losses	5,629	(2,428)	(2,976)
– share-based payment expense	—	1	2
– other non-cash items included in profit before tax	(38)	(73)	20
– elimination of exchange differences[1]	20	—	—
Changes in operating assets and liabilities
Change in loans to HSBC undertakings	(1,267)	(1,657)	3,364
Change in financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	(7,767)	(914)	(4,409)
Change in net trading securities and net derivatives	(529)	4,712	47
Change in other assets	363	51	(226)
Change in financial investments	—	196	20
Change in debt securities in issue	1,964	(5,625)	(2,833)
Change in financial liabilities designated at fair value	3,096	(4,755)	(1,396)
Change in other liabilities	1,947	(3,394)	(691)
Tax received	577	215	32
Net cash from operating activities	12,230	(4,391)	1,445
Purchase of financial investments	(7,803)	(21,481)	(16,966)
Proceeds from the sale and maturity of financial investments	20,074	17,165	16,074
Net cash flow from capital contribution, acquisition and disposal of subsidiaries	2,476	(1,836)	663
Net investment in intangible assets	(46)	(39)	(26)
Net cash from investing activities	14,701	(6,191)	(255)
Issue of ordinary share capital and other equity instruments	2,059	67	2,334
Redemption of preference shares and other equity instruments	(4,003)	(2,266)	(3,450)
Purchase of treasury shares	(855)	(438)	(28)
Cancellation of shares	(5,812)	(2,298)	(707)
Subordinated loan capital issued	5,270	7,300	—
Subordinated loan capital repaid	—	—	—
Debt securities issued	17,180	18,076	19,379
Debt securities repaid	(13,047)	(10,094)	(5,569)
Dividends paid on ordinary shares	(10,492)	(5,330)	(4,480)
Dividends paid to holders of other equity instruments	(1,101)	(1,214)	(1,310)
Net cash from financing activities	(10,801)	3,803	6,169
Net increase/(decrease) in cash and cash equivalents	16,130	(6,779)	7,359
Cash and cash equivalents at 1 January	6,756	13,535	6,176
Exchange differences in respect of cash and cash equivalents[2]	(72)	—	—
Cash and cash equivalents at 31 Dec	22,814	6,756	13,535
Cash and cash equivalents comprise:
– cash at bank with HSBC undertakings	7,029	3,210	2,590
– cash collateral and net settlement accounts	3,422	3,544	93
– treasury and other eligible bills	12,363	2	10,852
Interest received was $5,695m (2022: $2,410m; 2021: $1,636m), interest paid was $7,754m (2022: $3,813m; 2021: $2,724m) and dividends received were $16,824m (2022: $9,478m; 2021: $11,404m).
1  Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense. As this change has immaterial impact, prior period comparatives have not been restated.
2  In 2023, additional disclosure has been made in respect of exchange differences on cash and cash equivalents. As this change has immaterial impact, prior period comparatives have not been restated.

HSBC Holdings plc	367

Notes on the financial statements

Contents
368	1	Basis of preparation and material accounting policies
382	2	Net fee income
383	3	Net income/(expense) from financial instruments measured at fair value through profit or loss
383	4	Insurance business
390	5	Employee compensation and benefits
395	6	Auditor’s remuneration
395	7	Tax
398	8	Dividends
399	9	Earnings per share
399	10	Segmental analysis
402	11	Trading assets
402	12	Fair values of financial instruments carried at fair value
409	13	Fair values of financial instruments not carried at fair value
410	14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss
411	15	Derivatives
416	16	Financial investments
417	17	Assets pledged, collateral received and assets transferred
418	18	Interests in associates and joint ventures
422	19	Investments in subsidiaries
424	20	Structured entities
426	21	Goodwill and intangible assets

428	22	Prepayments, accrued income and other assets
428	23	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions
431	24	Trading liabilities
431	25	Financial liabilities designated at fair value
431	26	Debt securities in issue
432	27	Accruals, deferred income and other liabilities
432	28	Provisions
433	29	Subordinated liabilities
434	30	Maturity analysis of assets, liabilities and off-balance sheet commitments
439	31	Offsetting of financial assets and financial liabilities
441	32	Interest rate benchmark reform
441	33	Called up share capital and other equity instruments
443	34	Contingent liabilities, contractual commitments and guarantees
443	35	Finance lease receivables
444	36	Legal proceedings and regulatory matters
447	37	Related party transactions
449	38	Effects of adoption of IFRS 17
453	39	Events after the balance sheet date
453	40	HSBC Holdings’ subsidiaries, joint ventures and associates
461	41	Non-statutory accounts

1	Basis of preparation and material accounting policies
1.1Basis of preparation
(a)Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting
Standards’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting
Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2023 affecting these consolidated and separate financial statements.
Standards adopted during the year ended 31 December 2023
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, the Group adopted the requirements of IFRS 17 ‘Insurance Contracts’ retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the Group’s total equity reduced by $10,459m.
On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business (‘PVIF’) asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin (‘CSM’). The CSM represents the unearned profits that will be released and systematically recognised in insurance revenue as services are provided over the expected coverage period.
In addition, the Group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit or loss, with comparatives restated from the transition date. The effects of adoption of IFRS 17 are set out in Note 38 with a description of the policy in Note
1.2(j).
The key differences between IFRS 4 and IFRS 17 are summarised in the following table:
Notes on the financial statements

368	HSBC Holdings plc

	IFRS 4	IFRS 17
Balance sheet
–Insurance contract liabilities for non-linked life insurance contracts are calculated by local actuarial principles.
Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, by
reference to the value of the relevant underlying funds or
indices. Grouping requirements follow local regulations.
–An intangible asset for the PVIF is recognised,
representing the upfront recognition of future profits
associated with in-force insurance contracts.

–Insurance contract liabilities are measured for groups of
insurance contracts at current value, comprising the fulfilment cash flows and the CSM.
–The fulfilment cash flows comprise the best estimate of the present value of the future cash flows, together with a risk adjustment for non-financial risk.
–The CSM represents the unearned profit.

Profit emergence/ recognition
–The value of new business is reported as revenue on
Day 1 as an increase in PVIF.
–The impact of the majority of assumption changes is
recognised immediately in the income statement.
–Variances between actual and expected cash flows are
recognised in the period they arise.

–The CSM is systematically recognised in revenue as services are provided over the expected coverage period of the group of contracts (i.e. no Day 1 profit).
–Contracts are measured using the general measurement model
(‘GMM’) or the variable fee approach (‘VFA’) model for
insurance contracts with direct participation features upon
meeting the eligibility criteria. Under the VFA model, the
Group’s share of the investment experience and assumption
changes are absorbed by the CSM and released over time to
profit or loss. For contracts measured under GMM, the Group’s share of the investment volatility is recorded in profit or loss as it arises.
–Losses from onerous contracts are recognised in the income
statement immediately.

Investment return assumptions (discount rate)	–PVIF is calculated based on long-term investment return assumptions based on assets held. It therefore includes investment margins expected to be earned in future.
–Under the market consistent approach, expected future
investment spreads are not included in the investment return assumption. Instead, the discount rate includes an illiquidity premium that reflects the nature of the associated insurance contract liabilities.

Expenses
–Total expenses to acquire and maintain the contract over
its lifetime are included in the PVIF calculation.
–Expenses are recognised across operating expenses and
fee expense as incurred and the allowances for those
expenses are released from the PVIF simultaneously.

–Projected lifetime expenses that are directly attributable costs are included in the insurance contract liabilities and recognised in the insurance service result.
–Non-attributable costs are reported in operating expenses.

Transition
In applying IFRS 17 for insurance contracts retrospectively, the full retrospective approach (‘FRA’) has been used unless it was impracticable.
When the FRA is impracticable such as when there is a lack of sufficient and reliable data, an entity has an accounting policy choice to use either the modified retrospective approach (‘MRA’) or the fair value approach (‘FVA’). The Group has applied the FRA for new business from
2018 at the earliest, subject to practicability, and the FVA for the majority of contracts for which the FRA is impracticable.
Under the FVA, the valuation of insurance liabilities on transition is based on the applicable requirements of IFRS 13 ‘Fair Value Measurement’.
This requires consideration of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The CSM is calculated as the difference between what a market participant would demand for assuming the unexpired risk associated with insurance contracts, including required profit, and the fulfilment cash flows that are determined using IFRS 17 principles.
In determining the fair value, the Group considered the estimated profit margin that a market participant would demand in return for assuming the insurance liabilities with the consideration of the level of capital that a market participant would be required to hold, and the discount rate with an allowance for an illiquidity premium that takes into account the level of ‘matching’ between the Group’s assets and related liabilities.
These assumptions were set taking into account the assumptions that a hypothetical market participant operating in each local jurisdiction would consider.
Amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’
On 23 May 2023, the International Accounting Standards Board (‘IASB’) issued amendments to IAS 12 ‘International Tax Reform – Pillar Two
Model Rules’, which became effective immediately and were approved for adoption by all members of the UK Endorsement Board on 19 July
2023 and by the European Union on 8 November 2023. On 20 June 2023, legislation was substantively enacted in the UK to introduce the
OECD’s Pillar Two global minimum tax rules and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. The Group has applied the IAS 12 exception from recognising and disclosing information on associated deferred tax assets and liabilities.
There were no other new standards or amendments to standards that had an effect on these financial statements.
(b)    Differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards
There are no significant differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with
Hong Kong Financial Reporting Standards. The ‘Notes on the financial statements’, taken together with the ‘Report of the Directors’, include the aggregate of all disclosures necessary to satisfy IFRS Accounting Standards and Hong Kong Financial Reporting Standards.
(c)Future accounting developments
Minor amendments to IFRS Accounting Standards
The IASB has published a number of minor amendments to IFRS Accounting Standards that are effective from 1 January 2024. HSBC expects they will have an insignificant effect, when adopted, on the consolidated financial statements of HSBC and the separate financial statements of
HSBC Holdings. Additionally, in August 2023, the IASB published amendments to IAS 21 ‘Lack of Exchangeability’ effective from 1 January
2025. The Group is undertaking an assessment of the potential impact, which is not expected to be significant.

HSBC Holdings plc	369
(d)Foreign currencies
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
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date, except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are included in other comprehensive income or in the income statement depending on where the gain or loss on the underlying item is recognised. Except for subsidiaries operating in hyperinflationary economies (see Note 1.2(p)), in the consolidated financial statements, the assets and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into the Group’s presentation currency at the rate of exchange at the balance sheet date, while their results are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences previously recognised in other comprehensive income are reclassified to the income statement.
(e)Presentation of information
Certain disclosures required by IFRS Accounting Standards have been included in the sections marked as (‘Audited’) in the Annual Report and
Accounts 2023 as follows:
–Disclosures concerning the nature and extent of risks relating to insurance contracts and financial instruments are included in the ‘Risk review’ on pages 158 to 273.
–The ‘Own funds disclosure’ is included in the ‘Risk review’ on page 243.
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
(f)Critical estimates and judgements
The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items, highlighted as the ‘critical estimates and judgements’ in section 1.2 below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of these financial statements. Management’s selection of HSBC’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2023 management did not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular management has considered the known and observable potential impacts of climate-related risks of associated judgements and estimates in our value in use calculations.
(g)Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, liquidity, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following rising inflation, slower
Chinese economic activity, and disrupted supply chains as a result of the ongoing Russia-Ukraine and Israel-Hamas wars. They also included other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
1.2Summary of material accounting policies
(a)Consolidation and related policies
Investments in subsidiaries
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
Impairment testing is performed where there is an indication of impairment, by comparing the recoverable amount of the relevant investment to its carrying amount. Indicators of impairment include both external and internal sources of information. Similarly, assessments are made as to whether an impairment loss recognised in prior periods may no longer exist or may have decreased. Where this is the case, such an impairment loss is reversed if there has been a change in the estimate used to determine the relevant recoverable amount since the last impairment loss was recognised, and to the extent that it does not increase the carrying amount above that had no impairment loss been previously recognised.
Notes on the financial statements

370	HSBC Holdings plc
Critical estimates and judgements

Investments in subsidiaries are tested for impairment when there is an indication that the investment may be impaired, which involves estimations of value in use reflecting management’s best estimate of the future cash flows of the investment and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

Judgements	Estimates
–The accuracy of forecast cash flows is subject to a
high degree of uncertainty in volatile market
conditions. Where such circumstances are
determined to exist, management re-tests for
impairment or reversal more frequently than once a
year when indicators exist. This ensures that the
assumptions on which the cash flow forecasts are
based continue to reflect current market conditions
and management’s best estimate of future
business prospects.

–The future cash flows of each investment are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they reflect management’s view of future business prospects at the time of the assessment.
–The rates used to discount future expected cash flows can have a significant effect on their valuation, and are based on the costs of equity assigned to the investment. The cost of equity percentage is generally derived from a capital asset pricing model and the market implied cost of equity, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control.
–Key assumptions used in estimating impairment in subsidiaries and their reversal where relevant are described in Note 19.

Goodwill
Goodwill is allocated to cash-generating units (’CGUs’) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. HSBC’s CGUs are based on its main legal entities subdivided by global business, except for Global Banking and Markets, for which goodwill is monitored on a global basis.
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
Critical estimates and judgements

The review of goodwill and non-financial assets (see Note 1.2(n)) for impairment reflects management’s best estimate of the future cash flows of the
CGUs and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

Judgements	Estimates
–The accuracy of forecast cash flows is subject to
a high degree of uncertainty in volatile market
conditions. Where such circumstances are
determined to exist, management re-tests
goodwill for impairment more frequently than
once a year when indicators of impairment exist.
This ensures that the assumptions on which the
cash flow forecasts are based continue to reflect
current market conditions and management’s
best estimate of future business prospects.

–The future cash flows of the CGUs are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they reflect management’s view of future business prospects at the time of the assessment.
–The rates used to discount future expected cash flows can have a significant effect on their valuation, and are based on the costs of equity assigned to individual CGUs. The cost of equity percentage is generally derived from a capital asset pricing model and market implied cost of equity, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control.
–Key assumptions used in estimating goodwill and non-financial asset impairment are described in Note 21.

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year, but does consider this to be an area that is inherently judgemental.
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
HSBC classifies investments in entities over which it has significant influence, and which are neither subsidiaries nor joint arrangements, as associates.
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
Investments in associates and joint ventures are assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired, by comparing the recoverable amount of the relevant investment to its carrying amount. Goodwill on acquisitions of interests in joint ventures and associates is not tested separately for impairment, but is assessed as part of the carrying amount of the investment. Previously recognised impairments are assessed for reversal when there are indicators that they may no longer exist or have

HSBC Holdings plc	371
decreased. Any reversal, which may arise only from changes in estimates used to determine the prior impairment loss, is recognised to the extent that it does not increase the carrying amount above that had no impairment loss been previously recognised.
Critical estimates and judgements

The most significant critical estimates relate to the assessment of impairment of our investment in Bank of Communications Co., Limited (‘BoCom’), which involves estimations of value in use:
Judgements	Estimates

–The value in use calculation uses discounted cash flow projections based on management’s best estimate of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ‘Impairment of Assets’.
–Key assumptions used in estimating BoCom’s value in use and the sensitivity of the value in use calculations to different assumptions are described in Note 18.

(b)Income and expense
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
Interest on credit-impaired financial assets is recognised by applying the effective interest rate to the amortised cost (i.e. gross carrying amount of the asset less allowance for expected credit losses).
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
Where HSBC offers a package of services that contains multiple non-distinct performance obligations, such as those included in account service packages, the promised services are treated as a single performance obligation. If a package of services contains distinct performance obligations, the corresponding transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices.
Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders approve the dividend for unlisted equity securities.
Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
–‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading income, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, expense and dividends, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.
–‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’: This includes all gains and losses from changes in the fair value, together with related interest income, expense and dividends in respect of financial assets and liabilities measured at fair value through profit or loss, and those derivatives managed in conjunction with the above that can be separately identifiable from other trading derivatives.
–‘Changes in fair value of designated debt instruments and related derivatives’: Interest paid on debt instruments and interest cash flows on related derivatives is presented in interest expense where doing so reduces an accounting mismatch.
–‘Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss’: This includes interest on instruments that fail the solely payments of principal and interest test, see (d) below.
The accounting policies for insurance service result and insurance finance income/(expenses) are disclosed in Note 1.2(j).
(c)Valuation of financial instruments
All financial instruments are initially recognised at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a quoted price in an active market or a valuation technique that uses only data from observable markets, HSBC recognises the difference as a trading gain or loss at inception (a ‘day 1 gain or loss’). In all other cases, the entire day 1 gain or loss is deferred and recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or HSBC enters into an offsetting transaction. The fair value of financial instruments is generally measured on an individual basis. However, in cases where HSBC manages a group of financial assets and liabilities according to its net market or credit risk exposure, the fair value of the group of financial instruments is measured on a net basis but the underlying financial assets and liabilities are presented separately in the financial statements, unless they satisfy the IFRS offsetting criteria.
Notes on the financial statements

372	HSBC Holdings plc
Critical estimates and judgements

The majority of valuation techniques employ only observable market data. However, certain financial instruments are classified on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the measurement of fair value is more judgemental:

Judgements	Estimates
–An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, greater than 5% of the instrument’s valuation is driven by unobservable inputs.
–‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used).

–Details on the Group’s Level 3 financial instruments and the sensitivity of their valuation to the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in Note 12.

(d)Financial instruments measured at amortised cost
Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortised cost. Such financial assets include most loans and advances to banks and customers and some debt securities. In addition, most financial liabilities are measured at amortised cost. HSBC accounts for regular way amortised cost financial instruments using trade date accounting. The carrying amount of these financial assets at initial recognition includes any directly attributable transactions costs.
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
(e)Financial assets measured at fair value through other comprehensive income
Financial assets managed within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). These comprise primarily debt securities. They are recognised on trade date when HSBC enters into contractual arrangements to purchase and are generally derecognised when they are either sold or redeemed. They are subsequently remeasured at fair value with changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains or losses in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial instruments’. Financial assets measured at
FVOCI are included in the impairment calculations set out below and impairment is recognised in profit or loss.
(f)Equity securities measured at fair value with fair value movements presented in other comprehensive income
The equity securities for which fair value movements are shown in other comprehensive income are business facilitation and other similar investments where HSBC holds the investments other than to generate a capital return. Dividends from such investments are recognised in profit or loss. Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. Otherwise, equity securities are measured at fair value through profit or loss.
(g)Financial instruments designated at fair value through profit or loss
Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below and are so designated irrevocably at inception:
–The use of the designation removes or significantly reduces an accounting mismatch.
–A group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.
–The financial liability contains one or more non-closely related embedded derivatives.
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
Under the above criteria, the main classes of financial instruments designated by HSBC are:
–Debt instruments for funding purposes that are designated to reduce an accounting mismatch: The interest and/or foreign exchange exposure on certain fixed-rate debt securities issued has been matched with the interest and/or foreign exchange exposure on certain swaps as part of a documented risk management strategy.

HSBC Holdings plc	373
–Financial assets and financial liabilities under unit-linked and non-linked investment contracts: A contract under which HSBC does not accept significant insurance risk from another party is not classified as an insurance contract, other than investment contracts with discretionary participation features (‘DPF’), but is accounted for as a financial liability. Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries are determined based on the fair value of the assets held in the linked funds or by a valuation method. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows changes in fair values to be recorded in the income statement and presented in the same line.
–Financial liabilities that contain both deposit and derivative components: These financial liabilities are managed and their performance evaluated on a fair value basis.
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
Fair value hedge
Fair value hedge accounting does not change the recording of gains and losses on derivatives and other hedging instruments, but results in recognising changes in the fair value of the hedged assets or liabilities attributable to the hedged risk that would not otherwise be recognised in the income statement. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued and the cumulative adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortised to the income statement on a recalculated effective interest rate, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.
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
(i)Impairment of amortised cost and FVOCI financial assets
Expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at FVOCI, and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance (or provision in the case of some loan commitments and financial guarantees) is recognised for
ECL resulting from possible default events within the next 12 months, or less, where the remaining life is less than 12 months (’12-month
ECL’). In the event of a significant increase in credit risk, an allowance (or provision) is recognised for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’). Financial assets where 12-month ECL is recognised are considered to be ‘stage 1’; financial assets which are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment, and so are considered to be in default or otherwise credit impaired are in ‘stage 3’.
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
If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans that are considered defaulted or otherwise credit impaired.
Interest income is recognised by applying the effective interest rate to the amortised cost (i.e. gross carrying amount less allowance for ECL).
Notes on the financial statements

374	HSBC Holdings plc
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
Forbearance
Loans are identified as forborne and classified as either performing or non-performing when HSBC modifies the contractual terms due to financial difficulty of the borrower. Non-performing forborne loans are stage 3 and classified as non-performing until they meet the curing criteria, as specified by applicable credit risk policy (for example, when the loan is no longer in default and no other indicators of default have been present for at least 12 months). Any amount written off as a result of any modification of contractual terms upon entering forbearance would not be reversed.
The Group applies the EBA Guidelines on the application of definition of default for our retail portfolios, which affect credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under
‘Forborne loans and advances’ on page 184.
Performing forborne loans are initially stage 2 and remain classified as forborne until they meet applicable curing criteria (for example, they continue to not be in default and no other indicators of default are present for a period of at least 24 months). At this point, the loan is either stage 1 or stage 2 as determined by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms)
and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms).
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
Loan modifications other than forborne loans
Loan modifications that are not identified as forborne are considered to be commercial restructurings. Where a commercial restructuring results in a modification (whether legalised through an amendment to the existing terms or the issuance of a new loan contract) such that HSBC’s rights to the cash flows under the original contract have expired, the old loan is derecognised and the new loan is recognised at fair value. The rights to cash flows are generally considered to have expired if the commercial restructuring is at market rates and no payment-related concession has been provided. Modifications of certain higher credit risk wholesale loans are assessed for derecognition, having regard to changes in contractual terms that either individually or in combination are judged to result in a substantially different financial instrument.
Mandatory and general offer loan modifications that are not borrower specific, for example market-wide customer relief programmes, generally do not result in derecognition, but their stage allocation is determined considering all available and supportable information under our ECL impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.
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
probabilities. For origination CRRs up to 3.3, significant increase in credit risk is measured by comparing the average PD for the remaining term estimated at origination with the equivalent estimation at the reporting date. The quantitative measure of significance varies depending on the credit quality at origination as follows:

Origination CRR	Significance trigger – PD to increase by
0.1–1.2	15bps
2.1–3.3	30bps
For CRRs greater than 3.3 that are not impaired, a significant increase in credit risk is considered to have occurred when the origination PD has doubled. The significance of changes in PD was informed by expert credit risk judgement, referenced to historical credit migrations and to relative changes in external market rates.

HSBC Holdings plc	375
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
modelling approach and the CRR at origination. For these loans, the quantitative comparison is supplemented with additional CRR deterioration-
based thresholds, as set out in the table below:

Origination CRR	Additional significance criteria – number of CRR grade notches deterioration required to identify as significant credit deterioration (stage 2) (> or equal to)
0.1	5 notches
1.1–4.2	4 notches
4.3–5.1	3 notches
5.2–7.1	2 notches
7.2–8.2	1 notch
8.3	0 notch
Further information about the 23-grade scale used for CRR can be found on page 184.
For retail portfolios, default risk is assessed using a reporting date 12-month PD derived from internal models, which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogenous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold therefore identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination.
It therefore approximates a comparison of origination to reporting date PDs.
We continue to refine the retail transfer criteria approach for certain portfolios as additional data becomes available, in order to utilise a more relative approach. These enhancements take advantage of the increase in origination-related data in the assessment of significant increases in credit risk by comparing remaining lifetime PD to the comparable remaining term lifetime PD at origination based on portfolio-specific origination segments.
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
event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.
Notes on the financial statements

376	HSBC Holdings plc
HSBC makes use of the IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:

Model	Regulatory capital	IFRS 9
PD	–Through the cycle (represents long-run average PD throughout a full economic cycle) –The definition of default includes a backstop of 90+ days past due	–Point in time (based on current conditions, adjusted to take into account estimates of future conditions that will impact PD) –Default backstop of 90+ days past due for all portfolios
EAD	–Cannot be lower than current balance	–Amortisation captured for term products
LGD
–Downturn LGD (consistent losses expected to be suffered
during a severe but plausible economic downturn)
–Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data
–Discounted using cost of capital
–All collection costs included

–Expected LGD (based on estimate of loss given default
including the expected impact of future economic conditions
such as changes in value of collateral)
–No floors
–Discounted using the original effective interest rate of the loan
–Only costs associated with obtaining/selling collateral included

Other		–Discounted back from point of default to balance sheet date
While 12-month PDs are recalibrated from IRB models where possible, the lifetime PDs are determined by projecting the 12-month PD using a term structure. For the wholesale methodology, the lifetime PD also takes into account credit migration, i.e. a customer migrating through the
CRR bands over its life.
The ECL for wholesale stage 3 is determined primarily on an individual basis using a discounted cash flow (‘DCF’) methodology. The expected future cash flows are based on estimates as of the reporting date, reflecting reasonable and supportable assumptions and projections of future recoveries and expected future receipts of interest.
Collateral is taken into account if it is likely that the recovery of the outstanding amount will include realisation of collateral based on its estimated fair value of collateral at the time of expected realisation, less costs for obtaining and selling the collateral.
The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under up to four different scenarios are probability-weighted by reference to the status of the borrower, economic scenarios applied more generally by the
Group and judgement in relation to the likelihood of the work-out strategy succeeding or receivership being required. For less significant cases where an individual assessment is undertaken, the effect of different economic scenarios and work-out strategies results in an ECL calculation based on a most likely outcome which is adjusted to capture losses resulting from less likely but possible outcomes. For certain less significant cases, the bank may use a LGD-based modelled approach to ECL assessment, which factors in a range of economic scenarios.
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
Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected credit losses in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 192.
Critical estimates and judgements

The calculation of the Group’s ECL under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
–Defining what is considered to be a significant increase in credit risk
–Determining the lifetime and point of initial recognition of overdrafts and credit cards
–Selecting and calibrating the PD, LGD and EAD models, which support the calculations, including making reasonable and supportable judgements about how models react to current and future economic conditions
–Selecting model inputs and economic forecasts, including determining whether sufficient and appropriately weighted economic forecasts are incorporated to calculate unbiased expected credit loss
–Making management adjustments to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgements
–Selecting applicable recovery strategies for certain wholesale credit-impaired loans

–The section ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’, marked as
audited from page 192, sets out the assumptions
used in determining ECL, and provides an
indication of the sensitivity of the result to the
application of different weightings being applied
to different economic assumptions

HSBC Holdings plc	377
(j)  Insurance contracts
A contract is classified as an insurance contract where the Group accepts significant insurance risk from another party by agreeing to compensate that party if it is adversely affected by a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the Group issues investment contracts with DPF, which are also accounted under IFRS 17 ’Insurance Contracts’.
Aggregation of insurance contracts
Individual insurance contracts that are managed together and subject to similar risks are identified as a portfolio. Contracts that are managed together usually belong to the same product group, and have similar characteristics such as being subject to a similar pricing framework or similar product management, and are issued by the same legal entity. If a contract is exposed to more than one risk, the dominant risk of the contract is used to assess whether the contract features similar risks. Each portfolio is further separated by the contract’s expected profitability.
The portfolios are split by their profitability into: (i) contracts that are onerous at initial recognition; (ii) contracts that at initial recognition have no significant possibility of becoming onerous subsequently; and (iii) the remaining contracts. These profitability groups are then divided by issue date, with most contracts the Group issues after the transition date being grouped into calendar quarter cohorts. For multi-currency groups of contracts, the Group considers its groups of contracts as being denominated in a single currency.
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the CSM representing the unearned profit. The Group has elected to update the estimates used in the measurement on a year-to-date basis.
Fulfilment cash flows
The fulfilment cash flows comprise the following:
Best estimates of future cash flows
The cash flows within the contract boundary of each contract in the Group include amounts expected to be collected from premiums and payouts for claims, benefits and expenses, and are projected using a range of scenarios and assumptions in an unbiased way based on the
Group’s demographic and operating experience along with external mortality data where the Group’s own experience data is not sufficiently large in size to be credible.
Adjustment for the time value of money and financial risks associated with the future cash flows
The estimates of future cash flows are adjusted to reflect the time value of money (i.e. discounting) and the financial risks to derive an expected present value. The Group generally makes use of stochastic modelling techniques in the estimation for products with options and guarantees.
A bottom-up approach is used to determine the discount rate to be applied to a given set of expected future cash flows. This is derived as the sum of the risk-free yield and an illiquidity premium. The risk-free yield is determined based on observable market data, where such markets are considered to be deep, liquid and transparent. When information is not available, management judgement is applied to determine the appropriate risk-free yield. Illiquidity premiums reflect the liquidity characteristics of the associated insurance contracts.
Risk adjustment for non-financial risk
The risk adjustment reflects the compensation required for bearing the uncertainty about the amount and timing of future cash flows that arises from non-financial risk. It is calculated as a 75th percentile level of stress over a one-year period. The level of the stress is determined with reference to external regulatory stresses and internal economic capital stresses.
For the main insurance manufacturing entity in these locations, the one-year 75th percentile level of stress corresponds to the following percentiles based on an ultimate view of risk over all future years:
–Asia-Pacific (Hong Kong): 60th percentile (2022: 59th percentile).
–Europe (France): 60th percentile (2022: 60th percentile).
–Latin America (Mexico): 65th percentile (2022: 66th percentile).
The Group does not disaggregate changes in the risk adjustment between insurance service result (comprising insurance revenue and insurance service expense) and insurance finance income or expenses. All changes are included in the insurance service result.
Measurement models
The variable fee approach (‘VFA’) measurement model is used for most of the contracts issued by the Group, which is mandatory upon meeting the following eligibility criteria at inception:
–the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
–the Group expects to pay to the policyholder a substantial share of the fair value returns on the underlying items. The Group considers that a substantial share is a majority of returns; and
–the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items. The Group considers that a substantial proportion is a majority proportion of change on a present value probability-
weighted average of all scenarios.
For some contracts measured under VFA, the other comprehensive income (‘OCI’) option is used. The OCI option is applied where the underlying items held by the Group are not accounted for at fair value through profit or loss. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses for these insurance contracts, and hence results in the elimination of accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts issued for the period is recognised in OCI. In addition, the risk mitigation option is used for a number of economic offsets against the instruments that meet specific requirements.
The remaining contracts issued and the reinsurance contracts held are accounted for under the general measurement model (‘GMM’).
Notes on the financial statements

378	HSBC Holdings plc
CSM and coverage units
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The
CSM is adjusted at each subsequent reporting period for changes in fulfilment cash flows relating to future service (e.g. changes in non-
economic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognised in insurance service expense immediately.
For groups of contracts measured using the VFA, changes in the Group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM, whereas these changes do not adjust the CSM under the GMM, but are recognised in profit or loss as they arise. However, under the risk mitigation option for VFA contracts, the changes in the fulfilment cash flows and the changes in the Group’s share in the fair value return on underlying items that the instruments mitigate are not adjusted in CSM but recognised in profit or loss. The risk mitigating instruments are primarily reinsurance contracts held.
The CSM is systematically recognised in insurance revenue to reflect the insurance contract services provided, based on the coverage units of the group of contracts. Coverage units are determined by the quantity of benefits and the expected coverage period of the contracts.
The Group identifies the quantity of the benefits provided as follows:
–Insurance coverage: This is based on the expected net policyholder insurance benefit at each period after allowance for decrements, where net policyholder insurance benefit refers to the amount of sum assured less the fund value or surrender value.
–Investment services (including both investment-return service and investment-related service): This is based on a constant measure basis which reflects the provision of access for the policyholder to the facility.
For contracts that provide both insurance coverage and investment services, coverage units are weighted according to the expected present value of the future cash outflows for each service.
Insurance service result
Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services (excluding any investment components). Insurance service expenses comprise the incurred claims and other incurred insurance service expenses (excluding any investment components), and losses on onerous groups of contracts and reversals of such losses.
Insurance finance income and expenses
Insurance finance income and expenses comprise the change in the carrying amount of the group of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. For VFA contracts, changes in the fair value of underlying items (excluding additions and withdrawals) are recognised in insurance finance income or expenses.
(k)Employee compensation and benefits
Share-based payments
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
Remeasurements of the net defined benefit asset or liability, which comprise actuarial gains and losses, return on plan assets excluding interest and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The net defined benefit asset or liability represents the present value of defined benefit obligations reduced by the fair value of plan assets (see Note 1.2(c)), after applying the asset ceiling test, where the net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.
The costs of obligations arising from other post-employment plans are accounted for on the same basis as defined benefit pension plans.
Critical estimates and judgements

The most significant critical estimates relate to the determination of key assumptions applied in calculating the defined benefit pension obligation for the principal plan.
Judgements	Estimates

–A range of assumptions could be applied, and different assumptions could significantly alter the defined benefit obligation and the amounts recognised in profit or loss or OCI.
–The calculation of the defined benefit pension obligation includes assumptions with regard to the discount rate, inflation rate, pension payments and deferred pensions, pay and mortality. Management determines these assumptions in consultation with the plan’s actuaries.
–Key assumptions used in calculating the defined benefit pension obligation for the principal plan and the sensitivity of the calculation to different assumptions are described in Note 5.

HSBC Holdings plc	379
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
Critical estimates and judgements

The recognition of deferred tax assets depends on judgements and estimates.
Judgements	Estimates
–Specific judgements supporting deferred tax assets are described in Note 7.
–The recognition of deferred tax assets is sensitive to estimates of future cash flows projected for periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of cash flows thereafter, on which forecasts of future taxable profit are based, and which affect the expected recovery periods and the pattern of utilisation of tax losses and tax credits. See Note 7 for further detail.

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of deferred tax assets in the next financial year, but does consider this to be an area that is inherently judgemental.
(m)Provisions, contingent liabilities and guarantees
Provisions
Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation that has arisen as a result of past events and for which a reliable estimate can be made.
Critical estimates and judgements

The recognition and measurement of provisions requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
–Determining whether a present obligation exists. Professional advice is taken on the assessment of litigation and similar obligations.
–Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous estimates as appropriate. At more advanced stages, it is typically easier to make estimates around a better defined set of possible outcomes.

–Provisions for legal proceedings and regulatory matters remain very sensitive to the assumptions used in the estimate. There could be a wider range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved.

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
(n)Impairment of non-financial assets
Software under development is tested for impairment at least annually. Other non-financial assets are property, plant and equipment, intangible assets (excluding goodwill) and right-of-use assets. They are tested for impairment at the individual asset level when there is indication of impairment at that level, or at the CGU level for assets that do not have a recoverable amount at the individual asset level. In addition, impairment is also tested at the CGU level when there is indication of impairment at that level. For this purpose, CGUs are considered to be the principal operating legal entities divided by global business.
Notes on the financial statements

380	HSBC Holdings plc
Impairment testing compares the carrying amount of the non-financial asset or CGU with its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The carrying amount of a CGU comprises the carrying amount of its assets and liabilities, including non-financial assets that are directly attributable to it and non-financial assets that can be allocated to it on a reasonable and consistent basis. Non-financial assets that cannot be allocated to an individual CGU are tested for impairment at an appropriate grouping of CGUs. The recoverable amount of the CGU is the higher of the fair value less costs of disposal of the CGU, which is determined by independent and qualified valuers where relevant, and the value in use, which is calculated based on appropriate inputs (see Note 21).
When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised in the income statement to the extent that the impairment can be allocated on a pro-rata basis to the non-financial assets by reducing their carrying amounts to the higher of their respective individual recoverable amount or nil. Impairment is not allocated to the financial assets in a CGU.
Impairment losses recognised in prior periods for non-financial assets are reversed when there has been a change in the estimate used to determine the recoverable amount. The impairment loss is reversed to the extent that the carrying amount of the non-financial assets would not exceed the amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised in prior periods.
Critical estimates and judgements

The review of goodwill and other non-financial assets for impairment reflects management’s best estimate of the future cash flows of the CGUs and the rates used to discount these cash flows, both of which are subject to uncertain factors as described in the ‘Critical estimates and judgements’ in
Note 1.2(a).

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill and non-financial assets in the next financial year, but does consider this to be an area that is inherently judgemental.
(o)Non-current assets and disposal groups held for sale
HSBC classifies non-current assets or disposal groups (including assets and liabilities) as held for sale when their carrying amounts will be recovered principally through sale rather than through continuing use. To be classified as held for sale, the non-current asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale must be highly probable. For a sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group) and an active programme to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value.
In addition, the sale should be expected to qualify as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Held for sale assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5. If the carrying amount of the non-current asset
(or disposal group) is greater than the fair value less costs to sell, an impairment loss for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell is recognised. Any such impairment loss is first allocated against the non-current assets that are in scope of IFRS 5 for measurement. This first reduces the carrying amount of any goodwill allocated to the disposal group, and then to the other non-current assets of the disposal group pro rata on the basis of the carrying amount of each asset in the disposal group. Thereafter, any impairment loss in excess of the carrying amount of the non-current assets in scope of IFRS 5 for measurement is recognised against the total assets of the disposal group.
Critical judgements

The classification as held for sale depends on certain judgements:
Judgements
Management judgement is required in determining whether the IFRS 5 held for sale criteria are met, including whether a sale is highly probable and expected to complete within one year of classification. The exercise of judgement will normally consider the likelihood of successfully securing any necessary regulatory or governmental approvals, which are almost always required for sales of banking businesses, and sanctions risk. For large and complex plans, judgement will also include an assessment of the enforceability of any binding sale agreement, the nature and magnitude of any disincentives for non-performance, and the ability of the counterparty to undertake necessary pre-completion preparatory work, comply with conditions precedent, and otherwise be able to comply with contractual undertakings to achieve completion within the expected timescale. Once classified as held for sale, judgement is required to be applied on a continuous basis to ensure that classification remains appropriate in future accounting periods.

(p)Hyperinflationary accounting
Hyperinflationary accounting is applied to those subsidiary operations in countries where the three-year cumulative inflation rate is approaching or exceeding 100%. In 2023, this affected the Group’s operations in Argentina and Türkiye. The Group applies IAS 29 to the underlying financial information of relevant subsidiaries to restate their local currency results and financial position so as to be stated in terms of the measuring unit current at the end of the reporting period. Those restated results are translated into the Group’s presentation currency of US dollars for consolidation at the closing rate at the balance sheet date. Group comparatives are not restated for inflation and consequential adjustments to the opening balance sheet in relation to hyperinflationary subsidiaries are presented in other comprehensive income. The hyperinflationary gain or loss in respect of the net monetary position of the relevant subsidiary is included in profit or loss.
When applying hyperinflation accounting for the first time, the underlying financial information is restated in terms of the measuring unit current at the end of the reporting period as if the relevant economy had always been hyperinflationary. Group comparatives are not restated for such historical adjustments.

HSBC Holdings plc	381

2	Net fee income

Net fee income by global business
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,763	71	539	—	2,373
Cards	2,385	353	38	—	2,776
Credit facilities	103	856	615	—	1,574
Broking income	463	22	592	—	1,077
Account services	402	788	347	—	1,537
Unit trusts	727	10	1	—	738
Underwriting	—	3	583	—	586
Global custody	128	6	730	—	864
Remittances	86	389	347	1	823
Imports/exports	—	470	154	—	624
Insurance agency commission	280	18	—	—	298
Other	1,433	1,161	2,458	(2,706)	2,346
Fee income	7,770	4,147	6,404	(2,705)	15,616
Less: fee expense	(2,416)	(210)	(3,858)	2,713	(3,771)
Net fee income	5,354	3,937	2,546	8	11,845

	2022[1]
	Wealth and Personal Banking	Commercial Banking[2]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,765	107	500	(12)	2,360
Cards	2,146	313	32	—	2,491
Credit facilities	100	783	591	—	1,474
Broking income	576	40	635	—	1,251
Account services	337	730	344	1	1,412
Unit trusts	682	14	—	—	696
Underwriting	1	2	443	(5)	441
Global custody	140	19	762	—	921
Remittances	72	380	346	1	799
Imports/exports	—	493	141	—	634
Insurance agency commission	283	16	1	—	300
Other	1,330	1,102	2,376	(2,463)	2,345
Fee income	7,432	3,999	6,171	(2,478)	15,124
Less: fee expense	(2,128)	(212)	(3,459)	2,445	(3,354)
Net fee income	5,304	3,787	2,712	(33)	11,770

	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,984	126	546	—	2,656
Cards	1,949	240	23	1	2,213
Credit facilities	103	833	690	1	1,627
Broking income	863	69	669	—	1,601
Account services	429	677	340	6	1,452
Unit trusts	1,065	23	—	—	1,088
Underwriting	4	6	1,009	(2)	1,017
Global custody	167	24	787	—	978
Remittances	75	357	343	—	775
Imports/exports	1	474	145	—	620
Insurance agency commission	324	17	—	—	341
Other	1,305	1,077	2,503	(2,465)	2,420
Fee income	8,269	3,923	7,055	(2,459)	16,788
Less: fee expense	(2,375)	(284)	(3,452)	2,420	(3,691)
Net fee income	5,894	3,639	3,603	(39)	13,097
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
Notes on the financial statements

382	HSBC Holdings plc
Net fee income included $6,971m of fees earned on financial assets that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2022: $6,410m; 2021: $6,742m), $1,872m of fees payable on financial liabilities that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2022: $1,613m; 2021: $1,520m),
$3,452m of fees earned on trust and other fiduciary activities (2022: $3,492m; 2021: $3,849m) and $333m of fees payable relating to trust and other fiduciary activities (2022: $370m; 2021: $305m).

3	Net income/(expense) from financial instruments measured at fair value through profit or loss

	2023	2022[1]	2021
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	20,391	2,372	6,668
Other instruments managed on a fair value basis	(3,730)	7,906	1,076
Net income from financial instruments held for trading or managed on a fair value basis	16,661	10,278	7,744
Financial assets held to meet liabilities under insurance and investment contracts	8,086	(14,392)	4,134
Liabilities to customers under investment contracts	(199)	561	(81)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	7,887	(13,831)	4,053
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
HSBC Holdings

	2023	2022	2021
	$m	$m	$m
Net income/(expense) arising on:
– trading activities	(546)	2,094	87
– other instruments managed on a fair value basis	1,609	35	23
Net income from financial instruments held for trading or managed on a fair value basis	1,063	2,129	110
Derivatives managed in conjunction with HSBC Holdings-issued debt securities	426	(1,529)	(625)
Other changes in fair value	(1,894)	3,673	974
Changes in fair value of designated debt and related derivatives	(1,468)	2,144	349
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3,692	(2,409)	(420)
Year ended 31 Dec	3,287	1,864	39

4	Insurance business

Insurance service result
	Year ended 31 Dec 2023			Year ended 31 Dec 2022¹
	Life direct participating and investment DPF contracts[2]	Life other contracts[3]	Total	Life direct participating and investment DPF contracts[2]	Life other contracts[3]	Total
	$m	$m	$m	$m	$m	$m
Insurance revenue
Amounts relating to changes in liabilities for remaining coverage	1,626	470	2,096	1,399	446	1,845
Contractual service margin recognised for services provided	975	151	1,126	781	151	932
Change in risk adjustment for non-financial risk for risk expired	21	15	36	17	17	34
Expected incurred claims and other insurance service expenses	594	304	898	528	278	806
Other	36	—	36	73	—	73
Recovery of insurance acquisition cash flows	109	54	163	102	30	132
Total insurance revenue	1,735	524	2,259	1,501	476	1,977
Insurance service expenses
Incurred claims and other insurance service expenses	(615)	(292)	(907)	(573)	(280)	(853)
Losses and reversal of losses on onerous contracts	(32)	(77)	(109)	(84)	(86)	(170)
Amortisation of insurance acquisition cash flows	(109)	(54)	(163)	(102)	(30)	(132)
Adjustments to liabilities for incurred claims	(1)	(1)	(2)	(2)	(11)	(13)
Total insurance service expenses	(757)	(424)	(1,181)	(761)	(407)	(1,168)
Total insurance service results	978	100	1,078	740	69	809
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2  ‘Life direct participating and investment DPF contracts’ are substantially measured under the variable fee approach measurement model.
3  ‘Life other contracts’ are measured under the general measurement model and excludes reinsurance contracts.

HSBC Holdings plc	383

Net investment return
	Year ended 31 Dec 2023			Year ended 31 Dec 2022¹
	Life direct participating and investment DPF contracts	Life other contracts	Total	Life direct participating and investment DPF contracts	Life other contracts	Total
	$m	$m	$m	$m	$m	$m
Investment return
Amounts recognised in profit or loss[2]	7,663	214	7,877	(13,520)	(181)	(13,701)
Amounts recognised in OCI[3]	493	—	493	(2,392)	—	(2,392)
Total investment return (memorandum)	8,156	214	8,370	(15,912)	(181)	(16,093)
Net finance income/(expense)
Changes in fair value of underlying items of direct participating contracts	(7,995)	—	(7,995)	15,937	—	15,937
Effect of risk mitigation option	(35)	—	(35)	99	—	99
Interest accreted	—	(127)	(127)	—	(80)	(80)
Effect of changes in interest rates and other financial assumptions	(12)	(121)	(133)	—	233	233
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	—	(10)	(10)	—	3	3
Total net finance income/(expense) from insurance contracts	(8,042)	(258)	(8,300)	16,036	156	16,192
Represented by:
Amounts recognised in profit or loss	(7,551)	(258)	(7,809)	13,643	156	13,799
Amounts recognised in OCI	(491)	—	(491)	2,393	—	2,393
Total net investment results	114	(44)	70	124	(25)	99
Represented by:
Amounts recognised in profit or loss	112	(44)	68	123	(25)	98
Amounts recognised in OCI	2	—	2	1	—	1
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2  Total Group ‘Net income/(expense) from assets and liabilities of insurance business, including related derivatives, measured at fair value through profit or loss’ of $7,886m gain (2022: $13,831m loss) includes returns on assets and liabilities supporting insurance policies of $7,627m (2022: $13,949m loss) and on shareholder assets of $259m (2022: $118m gain). Investment returns of $7,877m (2022: $13,701m loss) include gains of $7,627m (2022:
$13,949m loss) on underlying assets supporting insurance liabilities reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’, $257m gains (2022: $248m gain) reported in ‘Net interest income’ and $7m loss (2022: nil) reported in ‘Other operating income’.
3  ‘Amounts recognised in OCI’ gross of tax for the year ended 31 December 2023 included fair value gains of $497m (2022: $2,396m loss) and impairment of $4m (2022: $4m impairment reversals).

Reconciliation of amounts included in other comprehensive income for financial assets measured at fair value through other comprehensive income – assets supporting contracts measured under the modified retrospective approach

	2023	2022
	$m	$m
Balance at 1 Jan	(973)	622
Net change in fair value	451	(2,099)
Net amount reclassified to profit or loss	(6)	(2)
Related income tax	(115)	543
Foreign exchange and other	(27)	(37)
Balance at 31 Dec	(670)	(973)
Notes on the financial statements

384	HSBC Holdings plc

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims
	Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(5)	—	—	(5)	(187)	21	35	(131)	(136)
Opening liabilities	104,676	114	355	105,145	3,359	109	203	3,671	108,816
Net opening balance at 1 Jan 2023	104,671	114	355	105,140	3,172	130	238	3,540	108,680
Changes in the statement of profit or loss and other comprehensive income
Insurance revenue
Contracts under the fair value approach	(508)	—	—	(508)	(196)	—	—	(196)	(704)
Contracts under the modified retrospective approach	(148)	—	—	(148)	(22)	—	—	(22)	(170)
Other contracts[2]	(1,079)	—	—	(1,079)	(306)	—	—	(306)	(1,385)
Total insurance revenue	(1,735)	—	—	(1,735)	(524)	—	—	(524)	(2,259)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(6)	621	615	—	(24)	316	292	907
Amortisation of insurance acquisition cash flows	109	—	—	109	54	—	—	54	163
Losses and reversal of losses on onerous contracts	—	32	—	32	—	77	—	77	109
Adjustments to liabilities for incurred claims	—	—	1	1	—	—	1	1	2
Total insurance service expenses	109	26	622	757	54	53	317	424	1,181
Investment components	(8,104)	—	8,104	—	(818)	—	818	—	—
Insurance service result	(9,730)	26	8,726	(978)	(1,288)	53	1,135	(100)	(1,078)
Net finance (income)/expense from insurance contracts[3]	8,042	—	—	8,042	254	3	1	258	8,300
Other movements recognised in the statement of profit or loss	513	(5)	(214)	294	(8)	4	(13)	(17)	277
Effect of movements in exchange rates	942	1	6	949	25	(2)	8	31	980
Total changes in the statement of profit or loss and other comprehensive income	(233)	22	8,518	8,307	(1,017)	58	1,131	172	8,479
Cash flows
Premiums received	12,616	—	—	12,616	1,256	—	—	1,256	13,872
Claims and other insurance service expenses paid, including investment components, and other cash flows	(15)	—	(8,502)	(8,517)	1	—	(1,112)	(1,111)	(9,628)
Insurance acquisition cash flows	(522)	—	—	(522)	(282)	—	—	(282)	(804)
Total cash flows	12,079	—	(8,502)	3,577	975	—	(1,112)	(137)	3,440
Other movements	14	(14)	—	—	(9)	(13)	22	—	—
Net closing balance at 31 Dec 2023	116,531	122	371	117,024	3,121	175	279	3,575	120,599
Closing assets	(15)	1	1	(13)	(279)	(16)	56	(239)	(252)
Closing liabilities	116,546	121	370	117,037	3,400	191	223	3,814	120,851
Net closing balance at 31 Dec 2023	116,531	122	371	117,024	3,121	175	279	3,575	120,599

HSBC Holdings plc	385

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims (continued)
	Year ended 31 Dec 2022[1]
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	—	—	—	—	(159)	7	36	(116)	(116)
Opening liabilities	114,952	93	226	115,271	3,825	67	144	4,036	119,307
Net opening balance at 1 Jan 2022	114,952	93	226	115,271	3,666	74	180	3,920	119,191
Changes in the statement of profit or loss and other comprehensive income
Insurance revenue
Contracts under the fair value approach	(571)	—	—	(571)	(234)	—	—	(234)	(805)
Contracts under the modified retrospective approach	(147)	—	—	(147)	(24)	—	—	(24)	(171)
Other contracts[2]	(783)	—	—	(783)	(218)	—	—	(218)	(1,001)
Total insurance revenue	(1,501)	—	—	(1,501)	(476)	—	—	(476)	(1,977)
Insurance service expenses
Incurred claims and other insurance service expenses	—	5	568	573	—	(6)	286	280	853
Amortisation of insurance acquisition cash flows	102	—	—	102	30	—	—	30	132
Losses and reversal of losses on onerous contracts	—	84	—	84	—	86	—	86	170
Adjustments to liabilities for incurred claims	—	—	2	2	—	—	11	11	13
Total insurance service expenses	102	89	570	761	30	80	297	407	1,168
Investment components	(5,487)	—	5,487	—	(549)	—	549	—	—
Insurance service result	(6,886)	89	6,057	(740)	(995)	80	846	(69)	(809)
Net finance (income)/expense from insurance contracts[3]	(16,038)	—	2	(16,036)	(154)	2	(4)	(156)	(16,192)
Effect of movements in exchange rates	(2,159)	(4)	(11)	(2,174)	(88)	(2)	(3)	(93)	(2,267)
Total changes in the statement of profit or loss and other comprehensive income	(25,083)	85	6,048	(18,950)	(1,237)	80	839	(318)	(19,268)
Cash flows
Premiums received	12,740	—	—	12,740	882	—	—	882	13,622
Claims and other insurance service expenses paid, including investment components, and other cash flows	—	—	(5,783)	(5,783)	—	—	(880)	(880)	(6,663)
Insurance acquisition cash flows	(423)	—	—	(423)	(162)	—	—	(162)	(585)
Total cash flows	12,317	—	(5,783)	6,534	720	—	(880)	(160)	6,374
Acquisition of subsidiaries and other movements	2,485	(64)	(136)	2,285	23	(24)	99	98	2,383
Net closing balance at 31 Dec 2022	104,671	114	355	105,140	3,172	130	238	3,540	108,680
Closing assets	(5)	—	—	(5)	(187)	21	35	(131)	(136)
Closing liabilities	104,676	114	355	105,145	3,359	109	203	3,671	108,816
Net closing balance at 31 Dec 2022	104,671	114	355	105,140	3,172	130	238	3,540	108,680
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2  ‘Other contracts’ are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition and excludes reinsurance contracts.
3  ‘Net finance (income)/expense from insurance contracts’ expense of $8,300m (2022: $16,192m income) comprises expense of $7,809m (2022:
$13,799m income) recognised in the statement of profit or loss and expense of $491m (2022: $2,393m income) recognised in the statement of other comprehensive income.
Notes on the financial statements

386	HSBC Holdings plc

Movements in carrying amounts of insurance contracts – analysis by measurement component
	Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(18)	3	—	10	(5)	(308)	86	—	91	(131)	(136)
Opening liabilities	96,174	4,364	792	3,815	105,145	3,162	325	18	166	3,671	108,816
Net opening balance at 1 Jan 2023	96,156	4,367	792	3,825	105,140	2,854	411	18	257	3,540	108,680
Changes in the statement of profit or loss and other comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(188)	(70)	(717)	(975)	—	(69)	(6)	(76)	(151)	(1,126)
Change in risk adjustment for non-financial risk expired	(21)	—	—	—	(21)	(15)	—	—	—	(15)	(36)
Experience adjustments	21	—	—	—	21	(12)	—	—	—	(12)	9
Changes that relate to future services
Contracts initially recognised in the year	(1,606)	—	—	1,619	13	(176)	—	—	207	31	44
Changes in estimates that adjust the contractual service margin	(771)	368	(33)	436	—	21	26	6	(53)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	19	—	—	—	19	46	—	—	—	46	65
Changes that relate to past services
Adjustments to liabilities for incurred claims	1	—	—	—	1	1	—	—	—	1	2
Other movements recognised in insurance service result	(36)	—	—	—	(36)	—	—	—	—	—	(36)
Insurance service result	(2,393)	180	(103)	1,338	(978)	(135)	(43)	—	78	(100)	(1,078)
Net finance (income)/ expense from insurance contracts[3]	8,042	—	—	—	8,042	235	11	—	12	258	8,300
Other movements recognised in the statement of profit or loss	145	133	(1)	17	294	(43)	6	—	20	(17)	277
Effect of movements in exchange rates	883	2	27	37	949	—	12	1	18	31	980
Total changes in the statement of profit or loss and other comprehensive income	6,677	315	(77)	1,392	8,307	57	(14)	1	128	172	8,479
Cash flows
Premiums received	12,616	—	—	—	12,616	1,256	—	—	—	1,256	13,872
Claims, other insurance service expenses paid (including investment components) and other cash flows	(8,517)	—	—	—	(8,517)	(1,111)	—	—	—	(1,111)	(9,628)
Insurance acquisition cash flows	(522)	—	—	—	(522)	(282)	—	—	—	(282)	(804)
Total cash flows	3,577	—	—	—	3,577	(137)	—	—	—	(137)	3,440
Net closing balance at 31 Dec 2023	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599
Closing assets	(30)	3	—	14	(13)	(339)	36	—	64	(239)	(252)
Closing liabilities	106,440	4,679	715	5,203	117,037	3,113	361	19	321	3,814	120,851
Net closing balance at 31 Dec 2023	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599

HSBC Holdings plc	387

Movements in carrying amounts of insurance contracts – analysis by measurement component (continued)
	Year ended 31 Dec 2022[1]
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	—	—	—	—	—	(236)	57	—	63	(116)	(116)
Opening liabilities	105,861	5,823	704	2,883	115,271	3,532	331	26	147	4,036	119,307
Net opening balance at 1 Jan 2022	105,861	5,823	704	2,883	115,271	3,296	388	26	210	3,920	119,191
Changes in the statement of profit or loss and other comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(297)	(69)	(415)	(781)	—	(69)	(6)	(76)	(151)	(932)
Change in risk adjustment for non-financial risk expired	(17)	—	—	—	(17)	(17)	—	—	—	(17)	(34)
Experience adjustments	45	—	—	—	45	2	—	—	—	2	47
Changes that relate to future services
Contracts initially recognised in the year	(1,092)	—	—	1,101	9	(110)	—	—	117	7	16
Changes in estimates that adjust contractual service margin	820	(1,349)	208	321	—	(7)	23	—	(16)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	75	—	—	—	75	79	—	—	—	79	154
Changes that relate to past services
Adjustments to liabilities for incurred claims	2	—	—	—	2	11	—	—	—	11	13
Other movements recognised in insurance service result	(73)	—	—	—	(73)	—	—	—	—	—	(73)
Insurance service result	(240)	(1,646)	139	1,007	(740)	(42)	(46)	(6)	25	(69)	(809)
Net finance (income)/expense from insurance contracts[3]	(16,025)	(10)	—	(1)	(16,036)	(169)	7	—	6	(156)	(16,192)
Effect of movements in exchange rates	(2,082)	(16)	(51)	(25)	(2,174)	(74)	(17)	(2)	—	(93)	(2,267)
Total changes in the statement of profit or loss and other comprehensive income	(18,347)	(1,672)	88	981	(18,950)	(285)	(56)	(8)	31	(318)	(19,268)
Cash flows
Premiums received	12,740	—	—	—	12,740	882	—	—	—	882	13,622
Claims, other insurance service expenses paid (including investment components) and other cash flows	(5,783)	—	—	—	(5,783)	(880)	—	—	—	(880)	(6,663)
Insurance acquisition cash flows	(423)	—	—	—	(423)	(162)	—	—	—	(162)	(585)
Total cash flows	6,534	—	—	—	6,534	(160)	—	—	—	(160)	6,374
Acquisition of subsidiaries and other movements	2,108	216	—	(39)	2,285	3	79	—	16	98	2,383
Net closing balance at 31 Dec 2022	96,156	4,367	792	3,825	105,140	2,854	411	18	257	3,540	108,680
Closing assets	(18)	3	—	10	(5)	(308)	86	—	91	(131)	(136)
Closing liabilities	96,174	4,364	792	3,815	105,145	3,162	325	18	166	3,671	108,816
Net closing balance at 31 Dec 2022	96,156	4,367	792	3,825	105,140	2,854	411	18	257	3,540	108,680
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2  ‘Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition and excludes reinsurance contracts.
3  ‘Net finance (income)/expense from insurance contracts’ expense of $8,300m (2022: $16,192m income) comprises expense of $7,809m (2022:
$13,799m income) recognised in the statement of profit or loss and expense of $491m (2022: $2,393m income) recognised in the statement of other comprehensive income.
Notes on the financial statements

388	HSBC Holdings plc

Effect of contracts initially recognised in the year
	Year ended 31 Dec 2023			Year ended 31 Dec 2022[1]
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
	$m	$m	$m	$m	$m	$m
Life direct participating and investment DPF contracts
Estimates of present value of cash outflows	12,418	215	12,633	9,714	123	9,837
– insurance acquisition cash flows	602	21	623	401	16	417
– claims and other insurance service expenses payable	11,816	194	12,010	9,313	107	9,420
Estimates of present value of cash inflows	(14,074)	(204)	(14,278)	(10,844)	(115)	(10,959)
Risk adjustment for non-financial risk	37	2	39	29	1	30
Contractual service margin	1,619	—	1,619	1,101	—	1,101
Losses recognised on initial recognition	—	(13)	(13)	—	(9)	(9)
Life other contracts
Estimates of present value of cash outflows	1,116	464	1,580	640	111	751
– insurance acquisition cash flows	106	50	156	57	9	66
– claims and other insurance service expenses payable	1,010	414	1,424	583	102	685
Estimates of present value of cash inflows	(1,350)	(438)	(1,788)	(778)	(105)	(883)
Risk adjustment for non-financial risk	27	5	32	21	1	22
Contractual service margin	207	—	207	117	—	117
Losses recognised on initial recognition	—	(31)	(31)	—	(7)	(7)
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.

Present value of expected future cash flows of insurance contract liabilities and contractual service margin
	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	5–10 years	10–20 years	Over 20 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Insurance liability future cash flows
Life direct participating and investment DPF contracts	(2,620)	(545)	2,321	2,419	3,344	11,695	23,351	65,897	105,862
Life other contracts	1,276	362	(347)	4	(45)	36	102	1,628	3,016
Insurance liability future cash flows at 31 Dec 2023	(1,344)	(183)	1,974	2,423	3,299	11,731	23,453	67,525	108,878
Remaining contractual service margin
Life direct participating and investment DPF contracts	917	848	783	722	666	2,597	2,653	1,428	10,614
Life other contracts	172	113	84	74	61	141	115	41	801
Remaining contractual service margin at 31 Dec 2023	1,089	961	867	796	727	2,738	2,768	1,469	11,415
Insurance liability future cash flows
Life direct participating and investment DPF contracts	(5,049)	(1,891)	180	1,417	1,685	9,585	30,108	59,762	95,797
Life other contracts	695	770	395	(13)	38	172	182	859	3,098
Insurance liability future cash flows at 31 Dec 2022[1]	(4,354)	(1,121)	575	1,404	1,723	9,757	30,290	60,621	98,895
Remaining contractual service margin
Life direct participating and investment DPF contracts	757	689	638	590	547	2,177	2,293	1,293	8,984
Life other contracts	194	64	56	48	42	134	99	49	686
Remaining contractual service margin at 31 Dec 2022[1]	951	753	694	638	589	2,311	2,392	1,342	9,670
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
Discount rates
The discount rates applied to expected future cash flows are determined through a bottom-up approach as set out in Note 1.2(j) ‘Summary of material accounting policies – Insurance contracts’ on page 378. The blended average of discount rates used within our most material manufacturing entities are as follows:

	HSBC Life (International) Ltd		Hang Seng Insurance Co Ltd		HSBC Assurances Vie (France)
	HK$	US$	HK$	US$	€
At 31 Dec 2023
10-year discount rate (%)	4.02	4.47	4.16	4.62	2.96
20-year discount rate (%)	4.21	4.91	4.34	5.06	2.97
At 31 Dec 2022
10-year discount rate (%)	4.56	4.59	4.70	4.80	3.66
20-year discount rate (%)	4.63	4.96	4.76	5.17	3.33

HSBC Holdings plc	389

5	Employee compensation and benefits

	2023	2022	2021
	$m	$m	$m
Employee compensation and benefits[1]	18,220	18,003	18,742
Capitalised wages and salaries[2]	1,403	1,285	870
Gross employee compensation and benefits for the year ended 31 Dec	19,623	19,288	19,612

Consists of:
Wages and salaries	17,359	16,970	17,072
Social security costs	1,507	1,403	1,503
Post-employment benefits	757	915	1,037
Year ended 31 Dec	19,623	19,288	19,612
1  In 2023 and 2022, employee compensation and benefits are presented in the income statement net of software capitalisation costs and costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17. In 2021, employee compensation and benefits are presented net of software capitalisation costs in the income statement.
2  Comprises $1,043m (2022: $922m; 2021: $870m) software capitalisation costs and $360m (2022: $363m; 2021: n/a) costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17.

Average number of persons employed by HSBC during the year by global business[1]
	2023	2022	2021
Wealth and Personal Banking	132,336	135,676	138,026
Commercial Banking	46,826	48,004	44,992
Global Banking and Markets	48,043	48,597	48,179
Corporate Centre	347	365	359
Year ended 31 Dec	227,552	232,642	231,556
1  Average number of persons employed represents the number of persons with contracts of service with the Group.

Average number of persons employed by HSBC during the year by legal entity[1]
	2023	2022	2021
HSBC UK Bank plc	20,415	20,501	21,447
HSBC Bank plc	14,809	15,405	16,823
The Hongkong and Shanghai Banking Corporation Limited	54,321	54,792	55,253
HSBC Bank Middle East Limited	3,316	3,338	3,429
HSBC North America Holdings Inc.	6,046	6,749	8,197
HSBC Bank Canada	4,354	4,241	4,369
Grupo Financiero HSBC, S.A. de C.V.	14,412	14,484	14,529
Other trading entities[2]	9,247	10,026	10,442
Holding companies, shared service centres and intra-Group eliminations	100,632	103,106	97,067
Year ended 31 Dec	227,552	232,642	231,556
1  Average number of persons employed represents the number of persons with contracts of service with the Group.
2  Other trading entities includes entities located in Oman, Türkiye, Egypt and Saudi Arabia.

Reconciliation of total incentive awards granted to income statement charge
	2023	2022	2021
	$m	$m	$m
Total incentive awards approved for the current year	3,774	3,359	3,495
Less: deferred bonuses awarded, expected to be recognised in future periods	(353)	(343)	(379)
Total incentives awarded and recognised in the current year	3,421	3,016	3,116
Add: current year charges for deferred bonuses from previous years	375	239	270
Other	(56)	(22)	4
Income statement charge for incentive awards	3,740	3,233	3,390
Share-based payments
‘Wages and salaries’ includes the effect of share-based payments arrangements, of which $482m was equity settled (2022: $400m;
2021: $467m), as follows:

	2023	2022	2021
	$m	$m	$m
Conditional share awards	499	402	479
Savings-related and other share award option plans	23	22	27
Year ended 31 Dec	522	424	506
Notes on the financial statements

390	HSBC Holdings plc

HSBC share awards
Award	Policy
Deferred share awards (including annual incentive awards, long- term incentive (‘LTI’) awards delivered in shares)
An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.
–Deferred awards generally require employees to remain in employment over the vesting period and are generally not subject to performance conditions after the grant date. An exception to these are LTI awards, which are subject to performance conditions.
–Deferred share awards generally vest over a period of three, four, five or seven years.
–Vested shares may be subject to a retention requirement post-vesting.
–Awards are generally subject to malus and clawback provisions.

International Employee Share Purchase Plan (‘ShareMatch’)
The plan was first introduced in Hong Kong in 2013 and now includes employees based in 30 jurisdictions.
–Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
–Matching awards are added at a ratio of one free share for every three purchased. In mainland China, matching awards are settled in cash.
–Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

Movement on HSBC share awards
	2023	2022
	Number	Number
	(000s)	(000s)
Conditional share awards outstanding at 1 Jan	126,246	109,364
Additions during the year	72,289	90,190
Released in the year	(70,054)	(67,718)
Forfeited in the year	(3,458)	(5,590)
Conditional share awards outstanding at 31 Dec	125,023	126,246
Weighted average fair value of awards granted ($)	5.84	5.60

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
–From 2014, employees eligible for the UK plan could save up to £500 per month with the option to use the savings to acquire shares.
–These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
–The exercise price is set at a 20% (2022: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2023	115,651	2.89
Granted during the year[2]	23,382	4.70
Exercised during the year[3]	(49,007)	2.73
Expired during the year	(3,832)	3.78
Forfeited during the year	(2,200)	2.88
Outstanding at 31 Dec 2023	83,994	3.42
– of which exercisable	7,165	2.70
Weighted average remaining contractual life (years)	2.41

Outstanding at 1 Jan 2022	123,197	2.85
Granted during the year[2]	8,928	4.24
Exercised during the year[3]	(3,483)	3.49
Expired during the year	(9,047)	3.55
Forfeited during the year	(3,944)	2.79
Outstanding at 31 Dec 2022	115,651	2.89
– of which exercisable	4,029	4.11
Weighted average remaining contractual life (years)	2.26
1Weighted average exercise price.
2The weighted average fair value of options granted during the year was $1.92 (2022: $1.45).
3The weighted average share price at the date the options were exercised was $7.39 (2022: $6.22).

HSBC Holdings plc	391
Post-employment benefit plans
The Group operates pension plans throughout the world for its employees. ‘Pension risk management processes’ on page 242 contains details of the policies and practices associated with these pension plans, some of which are defined benefit plans. The largest defined benefit plan is the HBUK section of the HSBC Bank (UK) Pension Scheme (‘the principal plan’), created as a result of the HSBC Bank (UK) Pension Scheme being fully sectionalised in 2018 to meet the requirements of the Banking Reform Act. For further details of how the trustee of the HSBC Bank
(UK) Pension Scheme manages climate risk, see ’Managing climate risk’ on page 65.
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
The latest funding valuation of the plan at 31 December 2019 was carried out by Colin G Singer of Willis Towers Watson Limited, who is a
Fellow of the UK Institute and Faculty of Actuaries, using the projected unit credit method. At that date, the market value of the plan’s assets was £31.1bn ($41.1bn) and this exceeded the value placed on its liabilities on an ongoing basis by £2.5bn ($3.3bn), giving a funding level of
109%. These figures include defined contribution assets amounting to £2.4bn ($3.2bn). The main differences between the assumptions used for assessing the defined benefit liabilities for this funding valuation and those used for IAS 19 are that an element of prudence is contained in the funding valuation assumptions for discount rate, inflation rate and life expectancy. The funding valuation is used to judge the amount of cash contributions the Group needs to put into the pension scheme. It will always be different to the IAS 19 accounting surplus, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements. The next funding valuation, with an effective date of 31 December 2022, is currently underway and will be concluded no later than the regulatory deadline of 31 March 2024. The plan is estimated to remain in a comfortable surplus relative to the funding liabilities as at the end of 2022, based on assumptions consistent with those used to determine the funding liabilities for the 2019 valuation.
The actuary also assessed the value of the liabilities if the plan were to have been stopped and an insurance company asked to secure all future pension payments. This is generally larger than the amount needed on the ongoing basis described above because an insurance company would use more prudent assumption, which would allow for reserves and include an explicit allowance for the future administrative expenses of the plan. Under this approach, the amount of assets needed was estimated to be £33bn ($44bn) at 31 December 2019.
The trust deed gives the ability for HSBC UK to take a refund of surplus assets after the plan has been run down such that no further beneficiaries remain. In assessing whether a surplus is recoverable, HSBC UK has considered its right to obtain a future refund together with the rights of third parties such as trustees. On this basis, any net surplus in the HBUK section of the plan is recognised in HSBC UK’s financial statements and the Group’s financial statements.

Income statement charge/(credit)
	2023	2022	2021
	$m	$m	$m
Defined benefit pension plans	(151)	42	243
Defined contribution pension plans	874	845	767
Pension plans	723	887	1,010
Defined benefit and contribution healthcare plans	34	28	27
Year ended 31 Dec	757	915	1,037

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Effect of limit on plan surpluses	Total
	$m	$m	$m	$m
Defined benefit pension plans	33,897	(27,011)	—	6,886
Defined benefit healthcare plans	107	(403)	—	(296)
At 31 Dec 2023	34,004	(27,414)	—	6,590
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,160)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				7,750

Defined benefit pension plans	32,171	(25,693)	—	6,478
Defined benefit healthcare plans	96	(388)	—	(292)
At 31 Dec 2022	32,267	(26,081)	—	6,186
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,096)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				7,282
Notes on the financial statements

392	HSBC Holdings plc
HSBC Holdings
Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2023 amounted to $15m (2022: $41m). The average number of persons employed during 2023 was 29 (2022: 42). A small number of employees are members of defined benefit pension plans.
These employees are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings pays contributions to such plan for its own employees in accordance with the schedules of contributions determined by the trustees of the plan and recognises these contributions as an expense as they fall due.
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	25,121	7,050	(18,787)	(6,906)	—	—	6,334	144
Service cost	—	—	(10)	(150)	—	—	(10)	(150)
– current service cost	—	—	(14)	(135)	—	—	(14)	(135)
– past service cost and gains/(losses) from settlements		—	4	(15)	—	—	4	(15)
Net interest income/(cost) on the net defined benefit asset/ (liability)	1,247	298	(925)	(286)	—	—	322	12
Remeasurement effects recognised in other comprehensive income	(225)	110	7	(300)	—	—	(218)	(190)
– return on plan assets (excluding interest income)	(225)	110	—	—	—	—	(225)	110
– actuarial gains/(losses) financial assumptions	—	—	(123)	(327)	—	—	(123)	(327)
– actuarial gains/(losses) demographic assumptions	—	—	357	17	—	—	357	17
– actuarial gains/(losses) experience adjustments	—	—	(227)	10	—	—	(227)	10
– other changes	—	—	—	—	—	—	—	—
Exchange differences	1,472	228	(1,098)	(190)	—	—	374	38
Benefits paid	(1,063)	(548)	1,063	629	—	—	—	81
Other movements[2]	38	169	(32)	(26)	—	—	6	143
At 31 Dec 2023	26,590	7,307	(19,782)	(7,229)	—	—	6,808	78

At 1 Jan 2022	41,384	10,047	(32,255)	(10,022)	—	(23)	9,129	2
Service cost	—	—	(30)	(170)	—	—	(30)	(170)
– current service cost	—	—	(12)	(161)	—	—	(12)	(161)
– past service cost and losses from settlements	—	—	(18)	(9)	—	—	(18)	(9)
Net interest income/(cost) on the net defined benefit asset/ (liability)	703	198	(546)	(202)	—	(1)	157	(5)
Remeasurement effects recognised in other comprehensive income	(11,505)	(2,181)	9,532	2,360	—	(3)	(1,973)	176
– return on plan assets (excluding interest income)	(11,505)	(2,181)	—	—	—	—	(11,505)	(2,181)
– actuarial gains/(losses) financial assumptions	—	—	10,543	2,383	—	—	10,543	2,383
– actuarial gains/(losses) demographic assumptions	—	—	(123)	24	—	—	(123)	24
– actuarial gains/(losses) experience adjustments	—	—	(888)	(47)	—	—	(888)	(47)
– other changes	—	—	—	—	—	(3)	—	(3)
Exchange differences	(4,288)	(180)	3,325	35	—	2	(963)	(143)
Benefits paid	(1,222)	(616)	1,222	686	—	—	—	70
Other movements[2]	49	(218)	(35)	407	—	25	14	214
At 31 Dec 2022	25,121	7,050	(18,787)	(6,906)	—	—	6,334	144
1For further details of the principal plan, see page 392.
2Other movements include contributions by HSBC, contributions by employees, administrative costs and taxes paid by plan.
HSBC expects to make $113m of contributions to defined benefit pension plans during 2024, consisting of $nil for the principal plan and $113m for other plans. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2024	2025	2026	2027	2028	2029-2033
	$m	$m	$m	$m	$m	$m
The principal plan[1,2]	1,125	1,160	1,196	1,234	1,273	6,988
Other plans[1]	465	473	456	478	476	2,403
1The duration of the defined benefit obligation is 12.9 years for the principal plan under the disclosure assumptions adopted (2022: 13.2 years) and 10.3 years for all other plans combined (2022: 10.2 years).
2For further details of the principal plan, see page 392.

HSBC Holdings plc	393

Fair value of plan assets by asset classes
	31 Dec 2023				31 Dec 2022
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]
	$m	$m	$m	$m	$m	$m	$m	$m
The principal plan[2]
Fair value of plan assets	26,590	15,006	11,584	547	25,121	13,915	11,206	510
– equities[3]	83	—	83	—	112	—	112	—
– bonds fixed income	5,262	4,739	523	—	5,285	4,822	463	—
– bonds index-linked	10,300	10,300	—	—	9,479	9,479	—	—
– derivatives	1,061	—	1,061	547	1,203	—	1,203	510
– property	830	—	830	—	842	—	842	—
– pooled investment vehicles	9,087	—	9,087	—	8,586	—	8,586	—
– other	(33)	(33)	—	—	(386)	(386)	—	—
Other plans
Fair value of plan assets	7,307	5,361	1,946	39	7,050	5,848	1,202	37
– equities	556	556	—	3	639	486	153	2
– bonds fixed income	3,624	3,623	1	5	3,571	3,472	99	4
– bonds index-linked	90	90	—	—	58	58	—	—
– bonds other	447	415	32	—	1,357	1,007	350	—
– derivatives	2	(1)	3	—	4	(1)	5	—
– property	112	108	4	—	109	104	5	—
– other	2,476	570	1,906	31	1,312	722	590	31
1The fair value of plan assets includes derivatives entered into with HSBC Bank plc as detailed in Note 37.
2For further details of the principal plan, see page 392.
3Includes $83m (2022: $112m) in relation to private equities.
Post-employment defined benefit plans’ principal actuarial financial assumptions
HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high-quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions for the principal plan[1]
	Discount rate	Inflation rate (RPI)	Inflation rate (CPI)	Rate of increase for pensions	Rate of pay increase
	%	%	%	%	%
UK
At 31 Dec 2023	4.65	3.23	2.67	3.14	3.42
At 31 Dec 2022	4.93	3.39	2.84	3.27	3.34
1For further details of the principal plan, see page 392.

Mortality tables and average life expectancy at age 60 for the principal plan[1]
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
UK
At 31 Dec 2023	SAPS S3[2]	26.2	27.7	28.3	29.8
At 31 Dec 2022	SAPS S3	27.1	28.6	28.4	29.9
1For further details of the principal plan, see page 392.
2Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation’s
CMI 2022 core projection model with an initial addition to improvement of 0.25% per annum, a long-term rate of improvement of 1.25% per annum, a
0% weighting to 2020 and 2021 mortality experience, and a 25% weighting to 2022 mortality experience reflecting updated long-term view on mortality improvements post-pandemic.

The effect of changes in key assumptions on the principal plan[1]
	Impact on HBUK section of the HSBC Bank (UK) Pension Scheme obligation[2]
	Financial impact of increase		Financial impact of decrease
	2023	2022	2023	2022
	$m	$m	$m	$m
Discount rate – increase/decrease of 0.25%	(599)	(582)	631	612
Inflation rate (RPI and CPI) – increase/decrease of 0.25%	500	466	(497)	(446)
Pension payments and deferred pensions – increase/decrease of 0.25%	622	551	(590)	(519)
Pay – increase/decrease of 0.25%	8	10	(6)	(10)
Change in mortality – increase/decrease of 1 year	613	470	(613)	(489)
1For further details of the principal plan, see page 392.
2  Sensitivities allow for HSBC UK’s convention of rounding pension assumptions during 2023 to the nearest 0.01% (2022: 0.01%).
Notes on the financial statements

394	HSBC Holdings plc
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
methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the prior period.
Directors’ emoluments
Details of Directors’ emoluments, pensions and their interests are disclosed in the Directors’ remuneration report on page 315.

6	Auditor’s remuneration

	2023	2022	2021
	$m	$m	$m
Audit fees payable to PwC[1]	109.8	97.6	88.1
Other audit fees payable	2.2	1.6	2.0
Year ended 31 Dec	112.0	99.2	90.1

Fees payable by HSBC to PwC
	2023	2022	2021
	$m	$m	$m
Fees for HSBC Holdings’ statutory audit[2]	24.1	21.9	19.5
Fees for other services provided to HSBC	131.8	126.2	109.9
– audit of HSBC’s subsidiaries	85.7	75.7	68.6
– audit-related assurance services[3]	26.0	26.4	18.7
– other assurance services[4,5]	20.1	24.1	22.6
Year ended 31 Dec	155.9	148.1	129.4
1Audit fees payable to PwC in 2023 included adjustments made to the prior year audit fee after finalisation of the 2022 financial statements.
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
4Including permitted services relating to attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end users, including comfort letters.
5  Includes reviews of PRA regulatory reporting returns.
No fees were payable by HSBC to PwC as principal auditor for the following types of services: internal audit services and services related to litigation, recruitment and remuneration.

Fees payable by HSBC’s associated pension schemes to PwC
	2023	2022	2021
	$000	$000	$000
Audit of HSBC’s associated pension schemes	297	480	382
Year ended 31 Dec	297	480	382
No fees were payable by HSBC’s associated pension schemes to PwC as principal auditor for the following types of services: internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC amounted to $12.3m (2022: $13.1m;
2021: $6.3m). In these cases, HSBC was connected with the contracting party and may therefore have been involved in appointing PwC. These fees arose from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns that borrow from HSBC.
Fees payable for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the Group.

7	Tax

Tax expense
	2023	2022	2021
	$m	$m	$m
Current tax[1]	5,718	2,984	3,250
– for this year	5,737	3,264	3,182
– adjustments in respect of prior years	(19)	(280)	68
Deferred tax	71	(2,175)	963
– origination and reversal of temporary differences	19	(2,278)	874
– effect of changes in tax rates	17	(293)	132
– adjustments in respect of prior years	35	396	(43)
Year ended 31 Dec[2]	5,789	809	4,213
1  Current tax included Hong Kong profits tax of $1,328m (2022: $604m; 2021: $813m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2022: 16.5%; 2021: 16.5%).
2  In addition to amounts recorded in the income statement, a tax credit of $41m (2022: credit of $145m) was recorded directly to equity.

HSBC Holdings plc	395
Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2023		2022		2021
	$m	%	$m	%	$m	%
Profit before tax	30,348		17,058		18,906
Tax expense
Taxation at UK corporation tax rate of 23.5% (2022: 19.0%, 2021: 19.0%)	7,132	23.5	3,241	19.0	3,592	19.0
Impact of differently taxed overseas profits in overseas locations	(612)	(2.0)	459	2.7	280	1.5
UK banking surcharge	350	1.2	283	1.7	332	1.8
Items increasing tax charge in 2023:
– impairment of interest in associate	705	2.3	—	—	—	—
– local taxes and overseas withholding taxes	419	1.4	346	2.0	360	1.9
– impacts of hyperinflation	348	1.1	171	1.0	68	0.4
– other permanent disallowables	227	0.7	363	2.1	414	2.2
– bank levy	112	0.4	59	0.3	93	0.5
– impact of changes in tax rates	17	0.1	(293)	(1.7)	132	0.7
– adjustments in respect of prior period	16	0.1	116	0.7	25	0.1
– tax impact of sale of French retail banking business	—	—	115	0.7	(434)	(2.3)
– impact of differences between French tax basis and IFRSs	—	—	—	—	434	2.3
Items reducing tax charge in 2023:
– non-taxable income and gains	(1,189)	(3.9)	(825)	(4.8)	(641)	(3.4)
– effect of profits in associates and joint ventures	(571)	(1.9)	(504)	(3.1)	(414)	(2.2)
– movements in provisions for uncertain tax positions	(472)	(1.6)	27	0.2	15	0.1
– accounting gain on acquisition of SVB UK	(442)	(1.5)	—	—	—	—
– deductions for AT1 coupon payments	(229)	(0.7)	(246)	(1.4)	(270)	(1.4)
– movements in unrecognised deferred tax	(22)	(0.1)	(2,503)	(14.7)	227	1.1
Year ended 31 December	5,789	19.1	809	4.7	4,213	22.3
The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for
2023 include Hong Kong (16.5%), the US (21%) and the UK (23.5%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 22.6% (2022: 23.3%).
The effective tax rate for the year of 19.1% was higher than in the previous year (2022: 4.7%). The effective tax rate for the year was increased by 2.3% by the non-taxable impairment of the Group’s interest in BoCom, reduced by 1.6% by the release of provisions for uncertain tax positions and reduced by 1.5% by the non-taxable accounting gain on the acquisition of SVB UK. The effective tax rate for 2022 was reduced by
14.7% as a result of the recognition of previously unrecognised losses in the UK of $2.2bn and France of $0.3bn, in light of improved forecast profitability.
On 20 June 2023, legislation was substantively enacted in the UK to introduce the ‘Pillar Two’ global minimum tax model rules of the OECD’s
Inclusive Framework on Base Erosion and Profit Shifting (’BEPS’) and a UK qualified domestic minimum top-up tax, with effect from 1 January
2024. Under these rules, a top-up tax liability arises where the effective tax rate of the Group’s operations in a jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax is payable by HSBC Holdings plc, being the Group’s ultimate parent, to HMRC. In response to the OECD’s Pillar Two global minimum tax rules, many national governments have announced their intention to introduce domestic minimum tax rules that are closely aligned to the OECD’s Pillar Two model rules. Where such qualifying domestic minimum tax rules are introduced, they may be expected to have the effect of increasing local tax liabilities to the 15% minimum rate, eliminating the top-up tax liability payable in the UK by HSBC Holdings plc in such cases. Based on the Group’s forecasts, top-up tax liabilities are expected to arise in approximately 10 jurisdictions as a result of low or 0% statutory tax rates, in particular in respect of the Group’s banking operations in Bermuda and the Channel Islands. Additionally, the application of local tax laws in Hong Kong and mainland China, particularly with regard to the non-taxation of dividend income and income on government bonds, has typically resulted in effective tax rates of below 15%. This is expected to create future top-up tax liabilities in these jurisdictions, which have statutory tax rates of 16.5% and 25%, respectively. The application of the Pillar Two global minimum tax rules and the introduction of new domestic minimum tax regimes are currently forecast to increase the Group’s annual effective tax rate by around 0.5 and 1.0 percentage points.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures relating to legacy tax cases were reassessed during 2023, resulting in a credit of $472m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.
Notes on the financial statements

396	HSBC Holdings plc

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,062	4,397	850	1,271	—	3,048	10,628
Liabilities	—	—	—	—	(1,673)	(1,567)	(3,240)
At 1 Jan 2023	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Income statement	(39)	102	541	1	(114)	(562)	(71)
Other comprehensive income	—	—	(598)	(974)	99	399	(1,074)
Foreign exchange and other adjustments	135	45	83	121	(126)	15	273
At 31 Dec 2023	1,158	4,544	876	419	(1,814)	1,333	6,516
Assets[1]	1,158	4,544	876	419	—	2,933	9,930
Liabilities[1]	—	—	—	—	(1,814)	(1,600)	(3,414)

Assets[2]	1,151	2,001	382	154	—	1,744	5,432
Liabilities[2]	—	—	—	—	(2,819)	(475)	(3,294)
At 1 Jan 2022	1,151	2,001	382	154	(2,819)	1,269	2,138
Income statement	7	2,425	(1,127)	1	217	652	2,175
Other comprehensive income	—	—	2,281	1,159	692	(1,260)	2,872
Foreign exchange and other adjustments	(96)	(29)	(686)	(43)	237	820	203
At 31 Dec 2022	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Assets[1]	1,062	4,397	850	1,271	—	3,048	10,628
Liabilities[1]	—	—	—	—	(1,673)	(1,567)	(3,240)
1After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $7,754m (2022: $8,360m)
and deferred tax liabilities of $1,238m (2022: $972m).
2From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
In applying judgement in recognising deferred tax assets, management has assessed all relevant information, including future business profit projections and the track record of meeting forecasts. Management’s assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting different downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-term forecasts.
The Group’s net deferred tax asset of $6.5bn (2022: $7.4bn) included $3.3bn (2022: $4.0bn) of deferred tax assets relating to the UK, $3.1bn
(2022: $3.3bn) of deferred tax assets relating to the US and a net deferred asset of $0.9bn (2022: $1.0bn) in France.
The UK deferred tax asset of $3.3bn excluded a $1.9bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within four years and as such are less sensitive to changes in long-term profit forecasts.
The net US deferred tax asset of $3.1bn included $1.3bn related to US tax losses, of which $1.0bn expire in 10 to 15 years. Management expects the US deferred tax asset to be substantially recovered within 14 years, with the majority recovered in the first nine years.
The net deferred tax asset in France of $0.9bn included $0.7bn related to tax losses, which are expected to be substantially recovered within 12 years.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $10.4bn (2022: $9.2bn). This amount included unused US state tax losses of $4.0bn (2022: $4.1bn) which are forecast to expire before they are recovered and unused UK tax losses of $4.5bn (2022: $3.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts unrecognised, $5.1bn (2022: $3.6bn) had no expiry date, $0.5bn
(2022: $1.2bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $14.4bn (2022: $11.7bn) and the corresponding unrecognised deferred tax liability was $0.7bn (2022: $0.7bn).

HSBC Holdings plc	397

8	Dividends

Dividends to shareholders of the parent company
	2023		2022		2021
	Per share	Total	Per share	Total	Per share	Total
	$	$m	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	0.23	4,589	0.18	3,576	0.15	3,059
In respect of current year:
– first interim dividend	0.10	2,001	0.09	1,754	0.07	1,421
– second interim dividend	0.10	1,956	—	—	—	—
– third interim dividend	0.10	1,946	—	—	—	—
Total	0.53	10,492	0.27	5,330	0.22	4,480
Total dividends on preference shares classified as equity (paid quarterly)[1]	—	—	—	—	4.99	7
Total coupons on capital securities classified as equity		1,101		1,214		1,303
Dividends to shareholders		11,593		6,544		5,790
1  HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

Total coupons on capital securities classified as equity
		2023		2022	2021
			Total	Total	Total
	First call date	Per security	$m	$m	$m
Perpetual subordinated contingent convertible securities[1]
$2,000m issued at 6.875%[2]	Jun 2021	$68.750	—	—	69
$2,250m issued at 6.375%	Sep 2024	$63.750	143	143	143
$2,450m issued at 6.375%	Mar 2025	$63.750	156	156	156
$3,000m issued at 6.000%	May 2027	$60.000	180	180	180
$2,350m issued at 6.250%[3]	Mar 2023	$62.500	52	147	147
$1,800m issued at 6.500%	Mar 2028	$65.000	117	117	117
$1,500m issued at 4.600%	Dec 2030	$46.000	69	69	69
$1,000m issued at 4.000%[4]	Mar 2026	$40.000	40	40	20
$1,000m issued at 4.700%[5]	Mar 2031	$47.000	47	47	24
$2,000m issued at 8.000%[6]	Mar 2028	$80.000	80	—	—
€1,500m issued at 5.250%[7]	Sep 2022	€52.500	—	76	93
€1,000m issued at 6.000%[8]	Sep 2023	€60.000	56	63	70
€1,250m issued at 4.750%	Jul 2029	€47.500	64	65	72
£1,000m issued at 5.875%	Sep 2026	£58.750	72	70	80
SGD1,000m issued at 4.700%[9]	Jun 2022	SGD47.000	—	14	35
SGD750m issued at 5.000%[10]	Sep 2023	SGD50.000	25	27	28
Total			1,101	1,214	1,303
1Discretionary coupons are paid semi-annually, based on the denominations of each security.
2This security was called by HSBC Holdings on 15 April 2021 and was redeemed and cancelled on 1 June 2021.
3This security was called by HSBC Holdings on 30 January 2023 and was redeemed and cancelled on 23 March 2023.
4This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six calendar months prior to the reset date of
9 September 2026.
5This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six calendar months prior to the reset date of
9 September 2031.
6This security was issued by HSBC Holdings on 7 March 2023. The first call period commences six calendar months prior to the reset date of
7 September 2028.
7This security was called by HSBC Holdings on 9 August 2022 and was redeemed and cancelled on 16 September 2022.
8This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 29 September 2023.
9This security was called by HSBC Holdings on 4 May 2022 and was redeemed and cancelled on 8 June 2022.
10This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 25 September 2023.
On 21 February 2024, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2023 of $0.31 per ordinary share, a distribution of approximately $5,913m. The fourth interim dividend for 2023 will be payable on 25 April 2024 to holders on the
Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 8 March 2024. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2023.
On 4 January 2024, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($33m). No liability was recorded in the balance sheet at 31 December 2023 in respect of this coupon payment.
Notes on the financial statements

398	HSBC Holdings plc

9	Earnings per share
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
shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2023			2022¹			2021
	Profit	Number of shares	Per share	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic[2]	22,432	19,478	1.15	14,346	19,849	0.72	12,607	20,197	0.62
Effect of dilutive potential ordinary shares		122			137			105
Diluted[2]	22,432	19,600	1.14	14,346	19,986	0.72	12,607	20,302	0.62
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was
23 million (2022: 9.4 million; 2021: 8.6 million).

10	Segmental analysis
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered the Chief Operating Decision Maker
(‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS Accounting Standards. The 2022 and 2021 income statements are converted at the average rates of exchange for 2023, and the balance sheets at 31 December 2022 and 31 December 2021 at the prevailing rates of exchange on 31 December
2023.
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
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Shared costs are included in segments on the basis of actual recharges.
The intra-Group elimination items for the global businesses are presented in Corporate Centre.
Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from Global Banking and Markets to
Commercial Banking for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from Global
Banking and Markets to Commercial Banking were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.
Our global businesses
We provide a comprehensive range of banking and related financial services to our customers in our three global businesses. The products and services offered to customers are organised by these global businesses.
–Wealth and Personal Banking (‘WPB’) provides a full range of retail banking and wealth products to our customers from personal banking to ultra high net worth individuals. Typically, customer offerings include retail banking products, such as current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services. We also provide wealth management services, including insurance and investment products, global asset management services, investment management and private wealth solutions for customers with more sophisticated and international requirements.
–Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers customers access to products and services offered by other global businesses, such as Global Banking and
Markets, which include foreign exchange products, raising capital on debt and equity markets and advisory services.
–Global Banking and Markets (‘GBM’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities, including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

HSBC Holdings plc	399

HSBC constant currency profit before tax and balance sheet data
	2023
	Wealth and Personal Banking	Commercial Banking[3]	Global Banking and Markets[3]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[2]	27,275	22,867	16,115	(199)	66,058
– external	19,107	24,209	28,021	(5,279)	66,058
– inter-segment	8,168	(1,342)	(11,906)	5,080	—
– of which: net interest income/(expense)[4]	20,492	17,147	7,141	(8,984)	35,796
Change in expected credit losses and other credit impairment charges	(1,058)	(2,062)	(326)	(1)	(3,447)
Net operating income/(expense)	26,217	20,805	15,789	(200)	62,611
Total operating expenses	(14,738)	(7,524)	(9,865)	57	(32,070)
Operating profit/(loss)	11,479	13,281	5,924	(143)	30,541
Share of profit/(loss) in associates and joint ventures less impairment[5]	65	(1)	—	(257)	(193)
Constant currency profit before tax	11,544	13,280	5,924	(400)	30,348
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	38.0	43.8	19.5	(1.3)	100.0
Constant currency cost efficiency ratio	54.0	32.9	61.2	28.6	48.5
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	454,878	309,422	173,966	269	938,535
Interests in associates and joint ventures	551	28	111	26,654	27,344
Total external assets	937,079	632,406	1,331,395	137,797	3,038,677
Customer accounts	804,863	475,666	330,522	596	1,611,647

	2022¹
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[2]	20,884	16,283	14,602	(1,898)	49,871
– external	18,299	16,973	18,744	(4,145)	49,871
– inter-segment	2,585	(690)	(4,142)	2,247	—
– of which: net interest income/(expense)[4]	15,971	11,763	4,696	(2,668)	29,762
Change in expected credit losses and other credit impairment charges	(1,186)	(1,862)	(573)	(9)	(3,630)
Net operating income/(expense)	19,698	14,421	14,029	(1,907)	46,241
Total operating expenses	(14,248)	(6,894)	(9,338)	(1,822)	(32,302)
Operating profit/(loss)	5,450	7,527	4,691	(3,729)	13,939
Share of profit/(loss) in associates and joint ventures	30	—	(2)	2,574	2,602
Constant currency profit/(loss) before tax	5,480	7,527	4,689	(1,155)	16,541
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	33.1	45.6	28.3	(7.0)	100.0
Constant currency cost efficiency ratio	68.2	42.3	64.0	(96.0)	64.8
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	434,122	316,863	190,202	361	941,548
Interests in associates and joint ventures	514	33	93	28,143	28,783
Total external assets	893,867	620,193	1,341,575	152,049	3,007,684
Customer accounts	793,310	472,424	332,303	458	1,598,495
Notes on the financial statements

400	HSBC Holdings plc

HSBC constant currency profit before tax and balance sheet data (continued)
	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[2]	20,972	12,699	13,086	(678)	46,079
– external	20,787	12,685	14,533	(1,926)	46,079
– inter-segment	185	14	(1,447)	1,248	—
– of which: net interest income/(expense)[4]	13,445	8,467	3,419	(714)	24,617
Change in expected credit losses and other credit impairment charges	195	339	221	3	758
Net operating income/(expense)	21,167	13,038	13,307	(675)	46,837
Total operating expenses	(15,338)	(6,691)	(9,255)	(960)	(32,244)
Operating profit/(loss)	5,829	6,347	4,052	(1,635)	14,593
Share of profit in associates and joint ventures	36	1	—	2,770	2,807
Constant currency profit/(loss) before tax	5,865	6,348	4,052	1,135	17,400
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	33.7	36.5	23.3	6.5	100.0
Constant currency cost efficiency ratio	73.1	52.7	70.7	(141.6)	70.0
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	473,304	340,603	196,193	712	1,010,812
Interests in associates and joint ventures	493	31	101	27,036	27,661
Total external assets	905,024	605,696	1,171,909	178,074	2,860,703
Customer accounts	834,767	495,492	322,306	622	1,653,187
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
4  Net interest expense recognised in Corporate Centre includes $8.7bn (2022: $2.5bn; 2021: undisclosed) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function. In the second quarter of 2023, we implemented a consistent reporting approach across the most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the associated funding costs reported through the intersegment elimination in Corporate Centre.
5  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 418.
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2023	2022¹	2021
	$m	$m	$m
Reported external net operating income/(expense) by country/territory[2]	66,058	50,620	49,552
– UK	11,027	11,710	10,909
– Hong Kong	20,185	15,454	14,245
– US	3,816	3,893	3,795
– France	4,208	(177)	2,179
– other countries/territories	26,822	19,740	18,424
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Constant currency results reconciliation
	2023	2022¹			2021
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Revenue[2]	66,058	49,871	(749)	50,620	46,079	(3,473)	49,552
ECL	(3,447)	(3,630)	(46)	(3,584)	758	(170)	928
Operating expenses	(32,070)	(32,302)	399	(32,701)	(32,244)	2,376	(34,620)
Share of profit in associates and joint ventures less impairment[3]	(193)	2,602	(121)	2,723	2,807	(239)	3,046
Profit before tax	30,348	16,541	(517)	17,058	17,400	(1,506)	18,906
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 418.

HSBC Holdings plc	401

Constant currency balance sheet reconciliation
	2023	2022¹			2021
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	938,535	941,548	(17,987)	923,561	1,010,812	35,002	1,045,814
Interests in associates and joint ventures	27,344	28,783	471	29,254	27,661	1,948	29,609
Total external assets	3,038,677	3,007,684	(58,398)	2,949,286	2,860,703	97,236	2,957,939
Customer accounts	1,611,647	1,598,495	(28,192)	1,570,303	1,653,187	57,387	1,710,574
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

Notable items
	2023	2022	2021
	$m	$m	$m
Year ended 31 Dec
Notable items
Revenue
Disposals, acquisitions and related costs[1,2]	1,298	(2,737)	—
Fair value movements on financial instruments[3]	14	(618)	(221)
Restructuring and other related costs	—	(247)	(307)
Disposal losses on Markets Treasury repositioning	(977)	—	—
Operating expenses
Disposals, acquisitions and related costs	(321)	(18)	—
Impairment of non-financial items	—	—	(587)
Restructuring and other related costs[4]	136	(2,882)	(1,836)
Impairment of interests in associates[5]	(3,000)	—	—
1Includes the impact of the sale of our retail banking operations in France.
2  Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Fair value movements on non-qualifying hedges in HSBC Holdings.
4  Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
5  Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 418.

11	Trading assets

	2023	2022
	$m	$m
Treasury and other eligible bills	24,433	22,897
Debt securities	106,108	78,126
Equity securities	123,663	88,026
Trading securities	254,204	189,049
Loans and advances to banks[1]	9,761	8,769
Loans and advances to customers[1]	25,194	20,275
Year ended 31 Dec	289,159	218,093
1Loans and advances to banks and customers include reverse repos, stock borrowing and other accounts.

12	Fair values of financial instruments carried at fair value
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
independent support functions. These committees are overseen by the Valuation Committee Review Group, which considers all material subjective valuations.
Notes on the financial statements

402	HSBC Holdings plc
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
Fair value hierarchy
Fair values of financial assets and liabilities are determined according to the following hierarchy:
–Level 1 – valuation technique using quoted market price. These are financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.
–Level 2 – valuation technique using observable inputs. These are financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.
–Level 3 – valuation technique with significant unobservable inputs. These are financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Financial instruments carried at fair value and bases of valuation
	2023				2022[1]
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	202,020	82,833	4,306	289,159	148,592	64,684	4,817	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	27,030	63,825	19,788	110,643	23,146	59,548	17,407	100,101
Derivatives	931	226,714	2,069	229,714	2,917	279,278	1,964	284,159
Financial investments	215,228	76,591	2,618	294,437	181,659	71,040	2,961	255,660
Liabilities
Trading liabilities	53,354	19,318	478	73,150	44,787	27,092	474	72,353
Financial liabilities designated at fair value	1,266	129,232	10,928	141,426	1,125	115,764	10,432	127,321
Derivatives	1,918	230,285	2,569	234,772	2,399	280,443	2,920	285,762
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 23.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	2,403	61	—	2,465	2,932	244	—	3,176
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	15	49	64	—	14	47	61
Derivatives	—	528	—	528	—	866	—	866
Financial investments	9,357	—	28	9,385	11,184	—	—	11,184
Liabilities
Trading liabilities	1,352	64	—	1,417	2,572	182	—	2,754
Financial liabilities designated at fair value	—	2,370	—	2,370	—	3,523	—	3,523
Derivatives	—	615	—	615	—	813	—	813

HSBC Holdings plc	403

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2023
Transfers from Level 1 to Level 2	13,200	8,066	1,709	—	54	—	—
Transfers from Level 2 to Level 1	9,975	5,758	2,477	—	309	—	—
At 31 Dec 2022
Transfers from Level 1 to Level 2	4,721	5,284	2,565	—	113	—	—
Transfers from Level 2 to Level 1	8,208	5,964	3,340	—	233	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Fair value adjustments
We adopt the use of fair value adjustments when we take into consideration additional factors not incorporated within the valuation model that would otherwise be considered by a market participant. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GBM. Movements in the amount of fair value adjustments do not necessarily translate in equivalent movements of profits or losses within the income statement, as these movements can be compensated by other related profits or loss effects. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments
	2023		2022
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	692	41	650	40
– bid-offer	414	—	426	—
– uncertainty	75	3	86	—
– credit valuation adjustment	164	35	245	35
– debit valuation adjustment	(54)	—	(175)	—
– funding fair value adjustment	93	3	68	5
Model-related	63	—	61	—
– model limitation	63	—	61	—
Inception profit (Day 1 P&L reserves)	86	—	97	—
At 31 Dec	841	41	808	40
The increase in fair value adjustments was predominantly driven by the reduction in the debit valuation adjustment including a consideration of the overlap with the funding fair value adjustment. This was partly offset by reductions from changes to exposure, and tightening of credit and liquidity market spreads.
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
The debit valuation adjustment (‘DVA’) is an adjustment to the valuation of OTC derivative contracts to reflect the possibility that HSBC may default, and that it may not pay the full market value of the transactions. The DVA considers the overlap with the funding fair value adjustment.
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
For most products HSBC uses a simulation methodology, which incorporates a range of potential exposures over the life of the portfolio, to calculate the expected positive exposure to a counterparty. The simulation methodology includes credit mitigants, such as counterparty netting agreements and collateral agreements with the counterparty.
Notes on the financial statements

404	HSBC Holdings plc
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
Inception profit (Day 1 P&L reserves)
Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed in Note 1.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	507	7	17,640	—	18,154	—	1	—	1
Asset-backed securities	309	128	8	—	445	—	—	—	—
Structured notes	—	—	3	—	3	—	10,331	—	10,331
Other derivatives	—	—	—	2,069	2,069	—	—	2,569	2,569
Other portfolios	1,802	4,171	2,137	—	8,110	478	596	—	1,074
At 31 Dec 2023	2,618	4,306	19,788	2,069	28,781	478	10,928	2,569	13,975

Private equity including strategic investments	647	19	15,653	—	16,319	92	—	—	92
Asset-backed securities	438	208	95	—	741	—	—	—	—
Structured notes	—	—	—	—	—	—	10,432	—	10,432
Other derivatives	—	—	—	1,964	1,964	—	—	2,920	2,920
Other portfolios	1,876	4,590	1,659	—	8,125	382	—	—	382
At 31 Dec 2022	2,961	4,817	17,407	1,964	27,149	474	10,432	2,920	13,826
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
differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources.

HSBC Holdings plc	405
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	2,961	4,817	17,407	1,964	474	10,432	2,920
Total gains/(losses) recognised in profit or loss	(44)	266	921	692	75	97	910
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	266	—	692	75	97	910
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	921	—	—	—	—
– gains less losses from financial investments at fair value through other comprehensive income	(44)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	28	108	87	81	24	523	111
– financial investments: fair value gains/(losses)	(44)	—	—	—	—	335	—
– exchange differences	72	108	87	81	24	188	111
Purchases	353	2,276	3,555	—	291	—	—
New issuances	—	2	—	—	2	5,389	—
Sales	(290)	(2,478)	(658)	—	(320)	(2)	—
Settlements	(352)	(872)	(1,886)	(1,018)	(74)	(3,258)	(1,565)
Transfers out	(662)	(922)	(156)	(240)	(45)	(2,881)	(358)
Transfers in	624	1,109	518	590	51	628	551
At 31 Dec 2023	2,618	4,306	19,788	2,069	478	10,928	2,569
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2023	—	(152)	82	737	—	(433)	(903)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(152)	—	737	—	—	(903)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	82	—	—	(433)	—

At 1 Jan 2022	3,389	2,662	14,238	2,478	785	7,880	3,088
IFRS 17 impacts	(12)	—	1,468	—	—	—	—
At 1 Jan 2022 (as restated)	3,377	2,662	15,706	2,478	785	7,880	3,088
Total gains/(losses) recognised in profit or loss	(4)	(245)	132	390	(52)	(1,334)	1,014
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(245)	—	390	(52)	—	1,014
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	132	—	—	(1,334)	—
– gains less losses from financial investments at fair value through other comprehensive income	(4)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(325)	(137)	(217)	(219)	(11)	(345)	(226)
– financial investments: fair value gains/(losses)	(202)	—	—	—	—	82	—
– exchange differences	(123)	(137)	(217)	(219)	(11)	(427)	(226)
Purchases	1,048	3,436	4,410	—	178	—	—
New issuances	1	—	—	—	8	4,183	—
Sales	(240)	(1,102)	(801)	—	(152)	(94)	—
Settlements	(464)	(1,273)	(1,883)	(918)	(644)	182	(993)
Transfers out	(489)	(442)	(76)	(409)	(18)	(1,296)	(632)
Transfers in	57	1,918	136	642	380	1,256	669
At 31 Dec 2022	2,961	4,817	17,407	1,964	474	10,432	2,920
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2022	—	(100)	(158)	707	2	100	2,779
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(100)	—	707	2	—	2,779
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(158)	—	—	100	—
1Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Notes on the financial statements

406	HSBC Holdings plc
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of fair values to reasonably possible alternative assumptions
	2023				2022
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	$m	$m	$m	$m	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	492	(531)	—	—	264	(291)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,092	(1,100)	—	—	981	(978)	—	—
Financial investments	13	(12)	61	(66)	11	(11)	65	(55)
At 31 Dec	1,597	(1,643)	61	(66)	1,256	(1,280)	65	(55)
1‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these instruments are risk-managed.
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
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 31 December 2023.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2023		2022
	Assets	Liabilities	Key valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments	18,154	1	See below	See below
Asset-backed securities	445	—
– collateralised loan/debt obligation	44	—	Market proxy	Bid quotes	—	94	—	92
– other ABSs	401	—	Market proxy	Bid quotes	—	220	—	99
Structured notes	3	10,331
– equity-linked notes	3	7,054	Model – Option model	Equity volatility	6%	154%	6%	142%
			Model – Option model	Equity correlation	34%	100%	32%	99%
– Foreign exchange-linked notes	—	1,733	Model – Option model	Foreign exchange volatility	1%	34%	3%	37%
– other	—	1,544
Derivatives	2,069	2,569
– interest rate derivatives	864	784
securitisation swaps	146	136	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	57	69	Model – Option model	Interest rate volatility	11%	37%	8%	53%
other	661	579
– Foreign exchange derivatives	308	427
Foreign exchange options	255	356	Model – Option model	Foreign exchange volatility	1%	31%	1%	46%
other	53	71
– equity derivatives	600	981
long-dated single stock options	391	609	Model – Option model	Equity volatility	6%	110%	7%	153%
other	209	372
– credit derivatives	297	377
Other portfolios	8,110	1,074
– repurchase agreements	1,090	310	Model – Discounted cash flow	Interest rate curve	3%	8%	1%	9%
– bonds	3,278	1	Market proxy	Mid quotes	—	101	—	102
– other[1]	3,742	763
At 31 Dec 2023	28,781	13,975
1‘Other’ includes a range of smaller asset holdings.
The range of values above shows the highest and lowest unobservable inputs that have been used to value significant Level 3 exposures and reflects the diversity of the underlying financial instruments in scope and subsequent differentiation in pricing.

HSBC Holdings plc	407
Private equity including strategic investments
Given the bespoke nature of the analysis in respect of each private equity holding, it is not practical to quote a range of key unobservable inputs.
The valuation approach includes using a range of inputs that include company-specific financials, traded comparable companies multiples, published net asset values and qualitative assumptions, which are not directly comparable or quantifiable.
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
Correlation
Correlation is a measure of the inter-relationship between two market variables and is expressed as a number between minus one and one. It is used to value more complex instruments where the payout is dependent upon more than one market variable. There is a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations and cross-asset correlations is used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.
Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships. The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market variable pair.
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
Furthermore, the effect of changing market variables on the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable.
HSBC Holdings

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value
	2023	2022
	$m	$m
Valuation technique using observable inputs: Level 2
Assets at 31 Dec
– derivatives	3,344	3,801
– designated and otherwise mandatorily measured at fair value through profit or loss	59,879	52,322
Liabilities at 31 Dec
– designated at fair value	43,638	32,123
– derivatives	6,090	6,922
Notes on the financial statements

408	HSBC Holdings plc

13	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2023
Assets
Loans and advances to banks	112,902	2	111,263	1,479	112,744
Loans and advances to customers	938,535	—	13,258	911,124	924,382
Reverse repurchase agreements – non-trading	252,217	—	252,243	—	252,243
Financial investments – at amortised cost	148,326	115,383	30,765	440	146,588
Liabilities
Deposits by banks	73,163	—	73,176	—	73,176
Customer accounts	1,611,647	—	1,611,795	—	1,611,795
Repurchase agreements – non-trading	172,100	—	172,081	—	172,081
Debt securities in issue	93,917	—	93,196	706	93,902
Subordinated liabilities	24,954	—	27,151	—	27,151

At 31 Dec 2022[1]
Assets
Loans and advances to banks	104,475	4	103,641	814	104,459
Loans and advances to customers	923,561	—	8,791	903,107	911,898
Reverse repurchase agreements – non-trading	253,754	—	253,668	—	253,668
Financial investments – at amortised cost	109,066	84,087	21,850	475	106,412
Liabilities
Deposits by banks	66,722	—	66,831	—	66,831
Customer accounts	1,570,303	—	1,570,209	—	1,570,209
Repurchase agreements – non-trading	127,747	—	127,500	—	127,500
Debt securities in issue	78,149	—	76,640	381	77,021
Subordinated liabilities	22,290	—	22,723	—	22,723
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.

Fair values of financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2023
Assets
Loans and advances to banks	10,487	—	10,487	—	10,487
Loans and advances to customers	73,376	—	90	72,200	72,290
Reverse repurchase agreements – non-trading	2,723	—	2,723	—	2,723
Financial investments – at amortised cost	7,624	7,530	—	5	7,535
Liabilities
Deposits by banks	78	—	78	—	78
Customer accounts	85,950	—	86,475	—	86,475
Repurchase agreements – non-trading	2,768	—	2,768	—	2,768
Debt securities in issue	9,084	—	8,820	—	8,820
Subordinated liabilities	8	—	7	—	7

At 31 Dec 2022
Assets
Loans and advances to banks	253	—	257	—	257
Loans and advances to customers	80,687	—	111	78,048	78,159
Reverse repurchase agreements – non-trading	4,646	—	4,646	—	4,646
Financial investments – at amortised cost	6,165	6,042	—	—	6,042
Liabilities
Deposits by banks	64	—	64	—	64
Customer accounts	85,274	—	85,303	—	85,303
Repurchase agreements – non-trading	3,266	—	3,266	—	3,266
Debt securities in issue	12,928	—	12,575	—	12,575
Subordinated liabilities	8	—	7	—	7
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks, items in the course of collection from and transmission to other banks, Hong Kong Government certificates of indebtedness and Hong Kong currency notes in circulation, all of which are measured at amortised cost.

HSBC Holdings plc	409
Valuation
Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This may be different from the theoretical economic value attributed from an instrument’s cash flows over its expected future life. Our valuation methodologies and assumptions in determining fair values for which no observable market prices are available may differ from those of other companies.
Loans and advances to banks and customers
To determine the fair value of loans and advances to banks and customers, loans are segregated into portfolios of similar characteristics. Fair values are based on observable market transactions, when available. When they are unavailable, fair values are estimated using valuation models incorporating a range of input assumptions. These assumptions may include: value estimates from third-party brokers reflecting over-
the-counter trading activity; forward-looking discounted cash flow models, taking account of expected customer prepayment rates, using assumptions that HSBC believes are consistent with those that would be used by market participants in valuing such loans; recent origination pricing for similar loans; and trading inputs from other market participants including observed primary and secondary trades. From time to time, we may engage a third-party valuation specialist to measure the fair value of a pool of loans.
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
Deposits by banks and customer accounts
The fair values of on-demand deposits are approximated by their carrying amount. For deposits with longer-term maturities, fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities.
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
HSBC Holdings
The methods used by HSBC Holdings to determine fair values of financial instruments for the purposes of measurement and disclosure are described above.

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet
	2023		2022
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Assets at 31 Dec
Loans and advances to HSBC undertakings	27,354	27,878	26,765	26,962
Financial investments – at amortised cost	19,558	19,531	19,466	19,314
Liabilities at 31 Dec
Debt securities in issue	65,239	65,172	66,938	65,364
Subordinated liabilities	24,439	26,651	19,727	20,644
1Fair values (other than Level 1 financial investments) were determined using valuation techniques with observable inputs (Level 2).

14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2023				2022¹
	Designated at fair value	Mandatorily measured at fair value	Total	Designated at fair value	Mandatorily measured at fair value	Total
	$m	$m	$m	$m	$m	$m
Securities	2,353	101,152	103,505	3,096	91,936	95,032
– treasury and other eligible bills	695	724	1,419	649	869	1,518
– debt securities	1,658	60,045	61,703	2,447	56,633	59,080
– equity securities	—	40,383	40,383	—	34,434	34,434
Loans and advances to banks and customers	371	5,495	5,866	—	3,455	3,455
Other	—	1,272	1,272	—	1,614	1,614
At 31 Dec	2,724	107,919	110,643	3,096	97,005	100,101
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
Notes on the financial statements

410	HSBC Holdings plc

15	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	9,463,768	63,547	99,014	935	99,949	99,949	780	100,729
Interest rate	14,853,397	361,312	223,534	5,119	228,653	225,443	4,080	229,523
Equities	677,149	—	14,427	—	14,427	17,603	—	17,603
Credit	153,606	—	1,351	—	1,351	1,861	—	1,861
Commodity and other	90,007	—	1,820	—	1,820	1,542	—	1,542
Gross total fair values	25,237,927	424,859	340,146	6,054	346,200	346,398	4,860	351,258
Offset (Note 31)					(116,486)			(116,486)
At 31 Dec 2023	25,237,927	424,859	340,146	6,054	229,714	346,398	4,860	234,772

Foreign exchange	8,434,453	38,924	122,206	525	122,731	123,088	166	123,254
Interest rate	15,213,232	276,589	285,449	5,066	290,515	287,876	3,501	291,377
Equities	570,410	—	9,325	—	9,325	9,176	—	9,176
Credit	183,995	—	1,091	—	1,091	1,264	—	1,264
Commodity and other	78,414	—	1,484	—	1,484	1,678	—	1,678
Gross total fair values	24,480,504	315,513	419,555	5,591	425,146	423,082	3,667	426,749
Offset (Note 31)					(140,987)			(140,987)
At 31 Dec 2022	24,480,504	315,513	419,555	5,591	284,159	423,082	3,667	285,762
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
Derivative assets and liabilities decreased during 2023, driven by yield curve movements and changes in foreign exchange rates.

Notional contract amounts and fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries
	Notional contract amount		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	66,711	—	486	—	486	1,705	—	1,705
Interest rate	33,480	92,268	1,730	1,128	2,858	747	3,638	4,385
At 31 Dec 2023	100,191	92,268	2,216	1,128	3,344	2,452	3,638	6,090

Foreign exchange	60,630	—	502	—	502	1,683	—	1,683
Interest rate	34,322	81,873	2,386	913	3,299	826	4,413	5,239
At 31 Dec 2022	94,952	81,873	2,888	913	3,801	2,509	4,413	6,922
Use of derivatives
For details regarding the use of derivatives, see page 256 under ‘Market risk’.
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
on spread and volume. Risk management activity is undertaken to manage the risk arising from client transactions, with the principal purpose of retaining client margin. Other derivatives classified as held for trading include non-qualifying hedging derivatives.
Substantially all of HSBC Holdings’ derivatives entered into with subsidiaries are managed in conjunction with financial liabilities.

HSBC Holdings plc	411
Hedge accounting derivatives
HSBC applies hedge accounting to manage the following risks: interest rate and foreign exchange risks. Further details of how these risks arise and how they are managed by the Group can be found in the ‘Risk review’.
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
HSBC uses net investment hedges to hedge the structural foreign exchange risk related to net investments in foreign operations including subsidiaries and branches whose functional currencies are different from that of the parent. When hedging with foreign exchange forward contracts, the spot rate component of the foreign exchange risk is designated for an amount of net assets as the hedged risk.
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

HSBC hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	$m	$m	$m		$m
Interest rate[3]	172,985	3,729	2,965	Derivatives	(1,043)
At 31 Dec 2023	172,985	3,729	2,965		(1,043)

Interest rate[3]	162,062	4,973	2,573	Derivatives	4,064
At 31 Dec 2022	162,062	4,973	2,573		4,064
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2Used in effectiveness testing, which uses the full fair value change of the hedging instrument not excluding any component.
3The hedged risk ‘interest rate’ includes inflation risk.

HSBC hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	82,321		(2,282)		Financial investments - measured at fair value through other comprehensive income	2,053	5	Net income from financial instruments held for trading or managed on a fair value basis
	514		32		Financial investments - measured at amortised cost	32
	4,701		(18)		Loans and advances to customers	122
	—		—		Reverse repurchase agreements – non- trading	15
		64,269		(2,147)	Debt securities in issue	(1,179)
		—		—	Deposits by banks	—
		—		—	Subordinated liabilities	5
At 31 Dec 2023	87,536	64,269	(2,268)	(2,147)		1,048	5
Notes on the financial statements

412	HSBC Holdings plc

HSBC hedged item by hedged risk (continued)
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	82,792		(5,100)		Financial investments - measured at fair value through other comprehensive income	(8,005)	(59)	Net income from financial instruments held for trading or managed on a fair value basis
	3,415		(210)		Loans and advances to customers	(233)
	519		(18)		Reverse repurchase agreements – non-trading	(17)
		49,180		(2,006)	Debt securities in issue	4,138
		83		—	Deposits by banks	(5)
At 31 Dec 2022	86,726	49,263	(5,328)	(2,006)		(4,122)	(59)
1The accumulated amount of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $136m (2022: $252m) for FVOCI assets and liabilities of $1,256m (2022: $916m) for debt issued.
2Used in effectiveness testing, which comprise an amount attributable to the designated hedged risk that can be a risk component.
3The hedged risk ‘interest rate’ includes inflation risk.

HSBC Holdings hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,2]	Assets	Liabilities	Balance sheet presentation	Change in fair value[3]
Hedged risk	$m	$m	$m		$m
Interest rate[4]	92,268	1,128	3,638	Derivatives	1,426
At 31 Dec 2023	92,268	1,128	3,638		1,426

Interest rate[4]	81,873	913	4,413	Derivatives	(5,599)
At 31 Dec 2022	81,873	913	4,413		(5,599)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2The notional amount of non-dynamic fair value hedges is equal to $92,268m (2022: $81,873m), of which the weighted-average maturity date is
May 2029 and the weighted-average swap rate is 2.46% (2022: 2.33%). The majority of these hedges are internal to the Group.
3Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.
4The hedged risk ‘interest rate’ includes foreign exchange risk.

HSBC Holdings hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]		80,889		(2,971)	Debt securities in issue	(1,716)	29	Net income from financial instruments held for trading or managed on a fair value basis
	7,772		(490)		Loans and advances to banks	319
At 31 Dec 2023	7,772	80,889	(490)	(2,971)		(1,397)	29

Interest rate[3]		68,223		(3,829)	Debt securities in issue	6,258	(34)	Net income from financial instruments held for trading or managed on a fair value basis
	6,812		(789)		Loans and advances to banks	(693)
At 31 Dec 2022	6,812	68,223	(789)	(3,829)		5,565	(34)
1The accumulated amount of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $1,299m (2022: $971m) for debt issued.
2Used in effectiveness testing, comprising amount attributable to the designated hedged risk that can be a risk component.
3The hedged risk ‘interest rate’ includes foreign exchange risk.
For some debt securities held, HSBC manages interest rate risk in a dynamic risk management strategy. The assets in scope of this strategy are high-quality fixed-rate debt securities, which may be sold to meet liquidity and funding requirements.
The interest rate risk of the HSBC fixed-rate debt securities issued is managed in a non-dynamic risk management strategy.

HSBC Holdings plc	413
Cash flow hedges
HSBC’s cash flow hedging instruments consist principally of interest rate swaps and cross-currency swaps that are used to manage the variability in future interest cash flows of non-trading financial assets and liabilities, arising due to changes in market interest rates and foreign-
currency basis.
HSBC applies macro cash flow hedging for interest rate risk exposures on portfolios of replenishing current and forecasted issuances of non-
trading assets and liabilities that bear interest at variable rates, including rolling such instruments. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows representing both principal balances and interest cash flows across all portfolios are used to determine the effectiveness and ineffectiveness. Macro cash flow hedges are considered to be dynamic hedges.
HSBC also hedges the variability in future cash flows on foreign-denominated financial assets and liabilities arising due to changes in foreign exchange market rates with cross-currency swaps, which are considered dynamic hedges.

Hedging instrument by hedged risk
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	$m	$m	$m		$m	$m	$m
Foreign currency	29,772	935	257	Derivatives	977	977	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	188,327	1,390	1,116	Derivatives	1,542	1,512	30
At 31 Dec 2023	218,099	2,325	1,373		2,519	2,489	30

Foreign currency	8,781	418	166	Derivatives	659	659	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	114,527	93	950	Derivatives	(4,997)	(4,973)	(24)
At 31 Dec 2022	123,308	511	1,116		(4,338)	(4,314)	(24)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.
3Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign currency
	$m	$m
Cash flow hedging reserve at 1 Jan 2023	(3,387)	(421)
Fair value gains/(losses)	1,512	977
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss[1]	2,196	(718)
Income taxes	(937)	(29)
Others	(285)	59
Cash flow hedging reserve at 31 Dec 2023	(901)	(132)

Cash flow hedging reserve at 1 Jan 2022	8	(205)
Fair value gains/(losses)	(4,973)	659
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss	325	(926)
Income taxes	1,123	28
Others	130	23
Cash flow hedging reserve at 31 Dec 2022	(3,387)	(421)
1  Hedged items that have affected profit or loss are primarily recorded within interest income.
Net investment hedges
The Group applies hedge accounting in respect of certain net investments in non-US dollar functional currency foreign operations for changes in spot exchange rates only. Hedging could be undertaken for Group structural exposure to changes in the US dollar to foreign currency exchange rates using forward foreign exchange contracts or by financing with foreign currency borrowings. An economic relationship exists between the hedged net investment and hedging instrument due to the shared foreign currency risk exposure. For further details of our structural foreign exchange exposures, see page 241.
Notes on the financial statements

414	HSBC Holdings plc
The aggregate positions at the reporting date and the performance indicators of both live and de-designated hedges are summarised below.

Hedges of net investment in foreign operations
	Carrying amount		Nominal amount	Amounts recognised in OCI[1]	Change in fair value[2]	Hedge ineffectiveness recognised in income statement
	Derivative assets	Derivative liabilities
Description of hedged risk	$m	$m	$m	$m	$m	$m
2023
Pound sterling-denominated structural foreign exchange		(404)	16,415	604	(843)	—
Swiss franc-denominated structural foreign exchange		(23)	526	49	(62)	—
Hong Kong dollar-denominated structural foreign exchange		—	5,792	—	2	—
Other structural foreign exchange[3]		(96)	11,042	477	102	—
Total	—	(523)	33,775	1,130	(801)	—
2022
Pound sterling-denominated structural foreign exchange	264	—	14,000	1,447	1,573	—
Swiss franc-denominated structural foreign exchange	—	(21)	727	111	10	—
Hong Kong dollar-denominated structural foreign exchange	—	(19)	4,597	(2)	(7)	—
Other structural foreign exchange[3]	—	(117)	10,819	375	369	—
Total	264	(157)	30,143	1,931	1,945	—
1  Amount recognised in OCI for Swiss franc includes $110m (2022: $110m) related to de-designated hedge.
2  Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.
3  Other currencies include euro, New Taiwan dollar, Singapore dollar, Canadian dollar, Omani rial, South Korean won, UAE dirham, Indian rupee, Chinese renminbi, Kuwaiti dinar, Qatari riyal, Saudi riyal, Indonesian rupiah and Philippine peso.
Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed in Note 32. For further details of Ibor transition, see ‘Ibor transition’
on page 162.
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
significant and have not been presented below.

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform					Not impacted by Ibor reform	Notional amount[3]
	€[1]	£	$	Other[2]	Total
	$m	$m	$m	$m	$m	$m	$m
Fair value hedges	16,907	—	—	4,384	21,291	151,694	172,985
Cash flow hedges	10,850	—	—	3,504	14,354	173,973	188,327
At 31 Dec 2023	27,757	—	—	7,888	35,645	325,667	361,312

Fair value hedges	12,756	—	2,015	12,643	27,414	134,648	162,062
Cash flow hedges	8,865	—	—	27,830	36,695	77,832	114,527
At 31 Dec 2022	21,621	—	2,015	40,473	64,109	212,480	276,589
1The notional contract amounts of euro interest rate derivatives impacted by Ibor reform consist of hedges with a Euribor benchmark.
2Other benchmarks impacted by Ibor reform consist mainly of Emirates interbank offered rate, Mexican interbank equilibrium interest rate (‘TIIE’) and
Korean won-related derivatives. In 2022, the Hong Kong interbank offered rate (‘HIBOR’) was included in ‘Other‘ given that reform in the benchmark was considered possible. At 31 December 2023, HIBOR was no longer expected to be directly affected by Ibor reform following the successful transition of all Libor settings and the HKMA’s affirmation that there are no plans to discontinue HIBOR. As a result HIBOR has been moved from
‘Other‘ to ‘Not impacted by Ibor reform‘.
3The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date and they do not represent amounts at risk.

HSBC Holdings plc	415

Hedging instrument impacted by Ibor reform held by HSBC Holdings
	Hedging instrument
	Impacted by Ibor reform					Not impacted by Ibor reform	Notional amount
	€	£	$	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Fair value hedges	19,614	—	—	583	20,197	72,071	92,268
At 31 Dec 2023	19,614	—	—	583	20,197	72,071	92,268

Fair value hedges	15,210	—	2,000	1,336	18,546	63,327	81,873
At 31 Dec 2022	15,210	—	2,000	1,336	18,546	63,327	81,873

16	Financial investments

Carrying amount of financial investments
	2023	2022¹
	$m	$m
Financial investments measured at fair value through other comprehensive income	294,437	255,660
– treasury and other eligible bills	102,438	86,749
– debt securities	190,119	167,107
– equity securities	1,447	1,696
– other instruments	433	108
Debt instruments measured at amortised cost	148,326	109,066
– treasury and other eligible bills	30,733	34,507
– debt securities	117,593	74,559
At 31 Dec	442,763	364,726
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.

Equity instruments measured at fair value through other comprehensive income
	Fair value	Dividends recognised
Type of equity instruments	$m	$m
Investments required by central institutions	609	27
Business facilitation	793	35
Others	45	2
At 31 Dec 2023	1,447	64

Investments required by central institutions	690	24
Business facilitation	954	28
Others	52	2
At 31 Dec 2022	1,696	54

Weighted average yields of investment debt securities
Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	2.1	2.0	2.0	2.4
US Government agencies	3.6	3.1	3.3	3.0
US Government-sponsored agencies	1.0	2.6	2.1	1.8
UK Government	0.2	2.8	0.8	2.5
Hong Kong Government	1.0	1.4	1.6	—
Other governments	3.2	3.5	3.3	2.9
Asset-backed securities	1.4	6.6	4.8	5.3
Corporate debt and other securities	5.5	3.1	3.1	2.4

Debt securities measured at amortised cost
US Treasury	8.9	3.7	3.7	2.1
US Government agencies	7.9	7.8	5.8	4.5
US Government-sponsored agencies	2.3	3.7	3.4	2.9
UK Government	—	—	0.9	4.5
Hong Kong Government	—	2.6	—	—
Other governments	2.7	3.5	5.3	—
Asset-backed securities	4.7	—	7.7	—
Corporate debt and other securities	2.6	2.6	3.5	5.2
Notes on the financial statements

416	HSBC Holdings plc
The maturity distributions of ABSs are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2023 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.
HSBC Holdings

HSBC Holdings carrying amount of financial investments
	2023	2022
	$m	$m
Debt instruments measured at amortised cost
– treasury and other eligible bills	15,629	12,796
– debt securities	3,929	6,670
At 31 Dec	19,558	19,466

Weighted average yields of investment debt securities
Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at amortised cost
US Treasury	3.2	4.3	—	—
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended
31 December 2023 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

17	Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2023	2022
	$m	$m
Treasury bills and other eligible securities	20,504	18,364
Loans and advances to banks	13,636	10,198
Loans and advances to customers	27,490	27,627
Debt securities	88,367	60,542
Equity securities	40,280	26,902
Other	61,223	67,576
Assets pledged at 31 Dec	251,500	211,209
Assets pledged as collateral include all assets categorised as encumbered in the disclosure on page 27 of the Pillar 3 Disclosures at
31 December 2023, except for assets held for sale.
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
Hong Kong currency notes in circulation are secured by the deposit of funds in respect of which the Hong Kong Government certificates of indebtedness are held.

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2023	2022
	$m	$m
Trading assets	77,847	56,894
Financial investments	39,324	27,841
At 31 Dec	117,171	84,735
Collateral received1
The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining that HSBC is permitted to sell or repledge in the absence of default was $495,653m (2022: $449,896m). The fair value of any such collateral sold or repledged was $284,108m (2022: $228,245m).
HSBC is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements and derivative margining.

HSBC Holdings plc	417
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
	Transferred assets	Associated liabilities
	$m	$m
At 31 Dec 2023
Repurchase agreements	81,486	74,517
Securities lending agreements	46,663	3,826

At 31 Dec 2022
Repurchase agreements	52,604	48,501
Securities lending agreements	39,134	4,613
1  Excludes assets classified as held for sale.

18	Interests in associates and joint ventures

Carrying amount of HSBC’s interests in associates and joint ventures
	2023	2022
	$m	$m
Interests in associates	27,200	29,127
Interests in joint ventures	144	127
Interests in associates and joint ventures	27,344	29,254

Principal associates of HSBC
	2023		2022
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	21,210	8,812	23,307	8,141
Saudi Awwal Bank	4,659	6,438	4,494	6,602
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

	At 31 Dec 2023
	Jurisdiction of incorporation and principal place of business	Principal activity	HSBC’s interest[1] %
Bank of Communications Co., Limited	Mainland China	Banking services	19.03
Saudi Awwal Bank	Saudi Arabia	Banking services	31.00
1  There has been no percentage change in HSBC’s shareholding interest in the principal associates when compared with 2022.

Share of profit in associates and joint ventures
	2023	2022
	$m	$m
Bank of Communications Co., Limited	2,250	2,377
Saudi Awwal Bank	538	342
Other associates and joint ventures	19	4
Share of profit in associates and joint ventures	2,807	2,723
Less: Impairment of interest in BoCom	(3,000)	—
A list of all associates and joint ventures is set out in Note 40.
Notes on the financial statements

418	HSBC Holdings plc
Bank of Communications Co., Limited
We maintain a 19.03% interest in Bank of Communications Co., Limited (‘BoCom’). The Group’s investment in BoCom is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment.
Impairment testing
The fair value of the Group’s investment in BoCom had been below the carrying amount for approximately 12 years. We have previously disclosed that the excess of the value in use (‘VIU’) calculation over its balance sheet value has been marginal in recent years, and that reasonably possible changes in assumptions could generate an impairment.
Recent macroeconomic, policy and industry-wide factors resulted in a wider range of possible VIU calculation outcomes, and our VIU calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions. At 31 December 2023, the Group performed an impairment test on the carrying amount, which resulted in an impairment of
$3.0bn, as the recoverable amount as determined by a VIU calculation was lower than the carrying value.

	At 31 Dec 2023			At 31 Dec 2022
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
BoCom	21.2	21.2	8.8	23.5	23.3	8.1
The impairment test will be updated in future periods, reflecting updated assumptions in the VIU impairment calculation. Going forward, the carrying value will be aligned to the updated VIU calculation and capped at carrying value that would have been determined had no impairment loss been recognised, rather than at cost and adjusted thereafter for the post-acquisition change in the Group’s share of associate’s net assets, and therefore there is a risk of reversals or further impairments in future periods.
The VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in increases or reductions in the VIU include changes in BoCom’s short-
term performance, a change in regulatory capital requirements or revisions to the forecast of BoCom’s future profitability.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying value.
The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Significant management judgement is required in arriving at the best estimate.
There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term is lower than recent (within the last five years) actual growth, and reflects the impact of recent macroeconomic, policy and industry factors in mainland China. As a result of management‘s intent to continue to retain its investment, earnings beyond the short to medium term are then extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The CMC reflects the revised capital requirements arising from revisions of the ratio of risk-weighted assets to total assets assumption. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the
CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value in use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3% (2022: 3%) for periods after 2027, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3% (2022: 3%) for periods after 2027, which is the rate that assets are expected to grow to achieve long-term profit growth of 3%.
–Discount rate: 9.00% (2022: 10.04%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 7.9% to 9.7% (2022: 8.4% to 10.4%) indicated by the CAPM, and decreased as a consequence of a market-driven reduction in beta. While the CAPM range sits at the lower end of the range adopted by selected external analysts of 8.8% to 13.5%
(2022: 8.8% to 13.5%), we continue to regard the CAPM range as the most appropriate basis for determining this assumption.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.80% to 0.97% (2022: 0.99% to 1.05%) in the short to medium term, reflecting reported credit experience in mainland China. For periods after 2027, the ratio is 0.97% (2022: 0.97%), which is higher than BoCom’s average ECL as a percentage of loans and advances to customers in recent years prior to the pandemic.
–Risk-weighted assets as a percentage of total assets: ranges from 62.0% to 63.7% (2022: 61.0% to 64.4%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after 2027, the ratio is 62.0% (2022: 61.0%), which is similar to BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 9.0% to 10.0% (2022: 7.1% to 11.0%) in the short to medium term, reflecting higher growth rate in loans and advances to customers as a result of recent macroeconomic, policy and industry factors in mainland China.
Increases in the forecast growth rate of loans and advances to customers results in higher forecast ECL.

HSBC Holdings plc	419
–Operating income growth rate: ranges from -0.4% to 9.7% (2022: 1.9% to 7.7%) in the short to medium term, which is lower than BoCom’s actual results in recent years, and is impacted by projections of net interest income in the short term as a consequence of recent macroeconomic, policy and industry factors in mainland China.
–Cost-income ratio: ranges from 35.5% to 39.8% (2022: 35.5% to 36.3%) in the short to medium term. These ratios are higher than BoCom‘s actual results in recent years and forecasts disclosed by external analysts.
–Effective tax rate (‘ETR’): ranges from 5.3% to 15.0% (2022: 4.4% to 15.0%) in the short to medium term, reflecting BoCom’s actual results and an expected increase towards the long-term assumption through the forecast period. For periods after 2027, the rate is 15.0%
(2022: 15.0%), which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20
(‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (2022: 12.5%) and tier 1 capital adequacy ratio of 9.5% (2022: 9.5%), based on
BoCom’s capital risk appetite and capital requirements respectively.
The following table further illustrates the impact on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of the
VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. Loans and advances to customers growth rate has been added to the list of key assumptions detailed in the table to reflect the greater potential variability associated with the assumption as a result of recent macroeconomic, policy and industry factors in mainland China. The selected rates of reasonably possible changes to key assumptions are based on external analysts’ forecasts, statutory requirements and other relevant external data sources, which can change period to period. Unless specified, favourable and unfavourable changes are consistently applied throughout short-to-medium and long-term forecast years, based on a straight-line average of the base case assumption.

Sensitivity of VIU to reasonably possible changes in key assumptions
	Favourable change			Unfavourable change
		Increase in VIU	VIU		Decrease in VIU	VIU
	bps	$bn	$bn	bps	$bn	$bn
At 31 Dec 2023
Long-term profit growth rate[1]	58	3.3	24.5	(79)	(3.4)	17.8
Long-term asset growth rate[1]	(79)	4.5	25.7	58	(4.0)	17.2
Discount rate	(110)	4.5	25.7	280	(6.1)	15.1
Expected credit losses as a percentage of loans and advances to customers	2023 to 2027: 78 2028 onwards: 91	2.9	24.1	2023 to 2027: 120 2028 onwards: 104	(4.4)	16.8
Risk-weighted assets as a percentage of total assets	(150)	0.9	22.1	216	(1.6)	19.6
Loans and advances to customers growth rate	(213)	3.2	24.4	207	(2.9)	18.3
Operating income growth rate	57	2.6	23.8	(81)	(2.6)	18.6
Cost-income ratio	(212)	0.8	22.0	99	(2.9)	18.3
Long-term effective tax rate	(426)	1.6	22.8	1,000	(3.5)	17.7
Capital requirements – capital adequacy ratio	—	—	21.2	215	(7.5)	13.7
Capital requirements – tier 1 capital adequacy ratio	—	—	21.2	248	(3.7)	17.5
At 31 Dec 2022
Long-term profit growth rate[1]	75	3.6	27.1	(71)	(2.7)	20.8
Long-term asset growth rate[1]	(71)	3.1	26.6	75	(4.1)	19.4
Discount rate	(164)	6.9	30.4	136	(3.7)	19.8
Expected credit losses as a percentage of loans and advances to customers	2022 to 2026: 95 2027 onwards: 91	1.9	25.4	2022 to 2026: 120 2027 onwards: 104	(2.9)	20.6
Risk-weighted assets as a percentage of total assets	(118)	0.1	23.6	239	(2.3)	21.2
Loans and advances to customers growth rate	(75)	1.1	24.6	295	(3.2)	20.3
Operating income growth rate	44	1.3	24.8	(83)	(2.5)	21.0
Cost-income ratio	(122)	1.0	24.5	174	(2.1)	21.4
Long-term effective tax rate	(426)	1.5	25.0	1,000	(3.6)	19.9
Capital requirements – capital adequacy ratio	—	—	23.5	191	(6.3)	17.2
Capital requirements – tier 1 capital adequacy ratio	—	—	23.5	266	(3.2)	20.3
1  The favourable and unfavourable ranges of the long-term profit growth rate and long-term asset growth rate assumptions reflect the close relationship between these assumptions, which would result in offsetting changes to each assumption.
Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is
$13.1bn to $28.8bn (2022: $16.9bn to $28.7bn), acknowledging that the fair value of the Group’s investment has ranged from $6.8bn to $11.6bn over the last five years as at the date of the impairment tests. The possible range of VIU is based on impacts set out in the table above arising from the favourable/unfavourable change in the earnings in the short to medium term, the long-term expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. All other long-term assumptions, and the basis of the
CMC have been kept unchanged when determining the reasonably possible range of the VIU.
Selected financial information of BoCom
The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2023, HSBC included the associate’s results on the basis of the financial statements for the 12 months ended 30 September 2023, taking into account any known changes in the subsequent period from 1 October 2023 to 31 December 2023 that would have materially affected the results.
Notes on the financial statements

420	HSBC Holdings plc

Selected balance sheet information of BoCom
	At 30 Sep	At 31 Dec
	2023	2022
	$m	$m
Cash and balances at central banks	112,800	116,942
Due from and placements with banks and other financial institutions	100,464	100,160
Loans and advances to customers	1,087,613	1,035,151
Other financial assets	587,949	583,898
Other assets	59,215	48,796
Total assets	1,948,041	1,884,947
Due to and placements from banks and other financial institutions	292,065	295,205
Deposits from customers	1,216,611	1,153,184
Other financial liabilities	251,246	249,230
Other liabilities	36,776	37,153
Total liabilities	1,796,698	1,734,772
Total equity	151,343	150,175

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements
	At 30 Sep
	2023	2022
	$m	$m
HSBC’s share of total shareholders’ equity	23,746	22,828
Goodwill originally arising on acquisition	464	479
Impairment	(3,000)	—
Carrying amount	21,210	23,307

Selected income statement information of BoCom
	For the 9 months ended 30 Sep
	2023	2022
	$m	$m
Net interest income	17,519	19,004
Net fee and commission income	4,815	5,181
Credit and impairment losses	(6,836)	(7,641)
Depreciation and amortisation	(1,977)	(1,785)
Tax expense	(552)	(436)
Profit for the year	9,835	10,102
Other comprehensive income	631	(37)
Total comprehensive income	10,466	10,065
Dividends received from BoCom	736	749
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of 31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 31 December 2023. The fair value of the Group’s investment in SAB of $6.4bn was above the carrying amount of $4.7bn.

HSBC Holdings plc	421

19	Investments in subsidiaries

Main subsidiaries of HSBC Holdings[1]
	At 31 Dec 2023
	Place of incorporation or registration	HSBC’s interest %
			Share class
Europe
HSBC Bank plc	England and Wales	100	£1 Ordinary, $0.01 Non-Cumulative Third Dollar Preference
HSBC UK Bank plc	England and Wales	100	£1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Trinkaus & Burkhardt GmbH	Germany	99.99	€1 Ordinary
Asia
Hang Seng Bank Limited[2]	Hong Kong	62.14	HK$5 Ordinary
HSBC Bank (China) Company Limited	People’s Republic of China	100	CNY1 Ordinary
HSBC Bank Malaysia Berhad	Malaysia	100	RM0.5 Ordinary
HSBC Life (International) Limited	Bermuda	100	HK$1 Ordinary
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	Ordinary no par value
Middle East, North Africa and Türkiye
HSBC Bank Middle East Limited	United Arab Emirates	100	$1 Ordinary and $1 Cumulative Redeemable Preference shares
North America
HSBC Bank Canada	Canada	100	Common no par value and Preference no par value
HSBC Bank USA, N.A.	US	100	$100 Common and $0.01 Preference
Latin America
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico	99.99	MXN2 Ordinary
1  Main subsidiaries are either held directly or indirectly via intermediate holding companies. There has been no material percentage change in HSBC’s shareholding for its main subsidiaries since 2022.
2  In addition to the strategic holding disclosed above, the Group held 0.09% (2022: 0.07%) shareholding as part of its trading books.
Details of the debt, subordinated debt and preference shares issued by the main subsidiaries to parties external to the Group are included in
Note 26 ‘Debt securities in issue’ and Note 29 ‘Subordinated liabilities’, respectively.
A list of all related undertakings is set out in Note 40. The principal countries and territories of operation are the same as the countries and territories of incorporation except for HSBC Life (International) Limited, which operates mainly in Hong Kong.
HSBC is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential requirements and maintains a capital buffer consistent with the Group’s risk appetite for the relevant country or region. HSBC’s capital management process is incorporated in the financial resource plan, which is approved by the Board.
HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary.
These investments are substantially funded by HSBC Holdings’ issuance of equity and non-equity capital, and by profit retention.
As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries. Subject to this, there is no current or foreseen impediment to HSBC Holdings’ ability to provide funding for such investments. During 2023, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
The amount of guarantees by HSBC Holdings in favour of other Group entities is set out in Note 34.
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
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Management’s judgement in estimating future cash flows: The cash flow projections for each investment are based on the latest approved plans, which include forecast capital available for distribution based on the capital requirements of the subsidiary, taking into account minimum and core capital requirements. For the impairment test as at 31 December 2023, cash flow projections until the end of 2028 were considered in line with our internal planning horizon. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model.
–Long-term growth rates: The long-term growth rate is used to extrapolate the free cash flows in perpetuity because of the long-term perspective of the legal entity. The growth rate reflects long-term inflation for the country or territory within which the investment operates.
Notes on the financial statements

422	HSBC Holdings plc
–Discount rates: The rate used to discount the cash flows is based on the cost of capital assigned to each investment, which is derived using a CAPM and market implied cost of equity. CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The discount rates for each investment are refined to reflect the rates of inflation for the countries or territories within which the investment operates. In addition, for the purposes of testing investments for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM, with cost of capital rates produced by external sources for businesses operating in similar markets. The impacts from climate risk are included to the extent that they are observable in discount rates and asset prices.
As at 31 December 2023, the carrying amount of HSBC Holdings’ investments in subsidiaries was $159.5bn (2022: $167.5bn). The net year-on-
year reduction was predominantly due to the recognition of a $5.5bn impairment of HSBC Holdings’ investment in HSBC Overseas Holdings
(UK) Limited, resulting in a cumulative impairment of $10.2bn (2022: $4.7bn), and a carrying amount of $25.8bn as at 31 December 2023 (2022:
$32.8bn).
The recoverable amount of HSBC Overseas Holdings (UK) Limited is assessed as the aggregate of the recoverable amounts of its subsidiaries.
During 2023, the principal subsidiaries of HSBC Overseas Holdings (UK) Limited were HSBC North America Holdings Limited, HSBC Bank
Canada and HSBC Bank Bermuda. In October 2023, HSBC Bank Bermuda was transferred to HSBC Bank plc. As at 31 December 2023, the adjusted net asset value of HSBC Overseas Holdings (UK) Limited fell below the carrying amount therefore management assessed that indicators of impairment were present and an impairment test was performed. The recoverable amount reduced owing to lower projected profits and higher projected capital requirements for HSBC North America Holdings, the transfer of HSBC Bank Bermuda to HSBC Bank plc at its book value which stood below its assessed recoverable amount, and higher prevailing discount rates, as a result of which a $5.5bn impairment was recognised.
As HSBC Overseas Holdings (UK) Limited has entered into a sales purchase agreement with Royal Bank of Canada to dispose of our banking business in Canada, the sales purchase agreement has been used to support the recoverable amount of $11.0bn (2022: $10.8bn) (inclusive of the preferred shares) under a fair value less costs of disposal basis. The fair value less costs of disposal of HSBC Bank Canada is at a $3.7bn
(2022: $3.7bn) premium to the book value recorded in HSBC Overseas Holdings (UK) Limited. In 2024, a distribution of the proceeds from the planned sale of our banking business in Canada to HSBC Holdings from HSBC Overseas Holdings (UK) Limited could lead to a future impairment. In respect of distributable reserves, an impairment would be offset by the dividend income recognised on the distributions from sales proceeds.

Impairment test results
Investments	Recoverable amount	Discount rate	Long-term growth rate
At 31 Dec 2023	$m	%	%
HSBC North America Holdings Limited	12,756	10.50	2.17
At 31 Dec 2022
HSBC North America Holdings Limited	18,363	10.00	2.22
Sensitivities of key assumptions in calculating VIU
At 31 December 2023, the recoverable amount of HSBC Overseas Holdings (UK) Limited remained sensitive to reasonably possible changes in key assumptions impacting its principal subsidiary, HSBC North America Holdings Limited.
In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the model. These include the external range of observable discount rates, historical performance against forecast, and risks attached to the key assumptions underlying cash flow.
The following table presents a summary of the key assumptions underlying the most sensitive inputs to the model for HSBC North America
Holdings Limited, the key risks attached to each, and details of a reasonably possible change to assumptions where, in the opinion of management, these could result in a change in VIU.

Reasonably possible changes in key assumptions
	Input	Key assumptions	Associated risks	Reasonably possible change
Investment
HSBC North America Holdings Limited (subsidiary of HSBC Overseas Holdings (UK) Limited)	Free cash flows projections	–Level of interest rates and yield curves. –Competitors’ positions within the market.	–Strategic actions relating to revenue and costs are not achieved.	–Free cash flow projections decrease by 10%.
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–External evidence arises to suggest that the rate used is not appropriate to the business.	–Discount rate decreases by 1%. –Discount rate increases by 1%.

HSBC Holdings plc	423

Sensitivity of VIU to reasonably possible changes in key assumptions
In $bn (unless otherwise stated)	HSBC North America Holdings Limited
At 31 December 2023
VIU	12.8
Impact on VIU
100bps decrease in the discount rate – single variable[1]	1.6
100bps increase in the discount rate – single variable[1,2]	(1.2)
10% decrease in forecast profitability – single variable[1,2]	(1.3)
1  The recoverable amount of HSBC Overseas Holdings (UK) Limited represents the aggregate of recoverable amounts of the underlying subsidiaries.
Single variable sensitivity analysis on a single subsidiary may therefore not be representative of the aggregate impact of the change in the variable.
2  As at 31 December 2022, the impact on the VIU of HSBC North America Holdings Limited of a 100bps increase in the discount rate was $(1.7)bn and a 10% decrease in forecast profitability was $(1.8)bn, respectively on a single variable basis.

Subsidiaries with significant non-controlling interests
	2023	2022¹
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests (%)[2]	37.86	37.86
Place of business	Hong Kong	Hong Kong
	$m	$m
Profit attributable to non-controlling interests	889	574
Accumulated non-controlling interests of the subsidiary	6,877	6,513
Dividends paid to non-controlling interests	490	361
Summarised financial information:
– total assets	214,321	235,630
– total liabilities	194,621	216,917
– net operating income before changes in expected credit losses and other credit impairment charges	5,210	4,379
– profit for the year	2,356	1,518
– total comprehensive income for the year	2,723	1,428
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
2  In addition to the strategic holding disclosed above, the Group held 0.09% (2022: 0.07%) shareholding as part of its trading books.

20	Structured entities
HSBC is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by HSBC or a third party.
Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	$bn	$bn	$bn	$bn	$bn
At 31 Dec 2023	3.6	7.8	5.5	8.2	25.1
At 31 Dec 2022	4.2	7.2	4.8	7.5	23.7
Conduits
HSBC has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
–At 31 December 2023, Solitaire, HSBC’s principal SIC, held $1.0bn of ABSs (2022: $1.3bn). It is currently funded entirely by commercial paper (‘CP’) issued to HSBC. At 31 December 2023, HSBC held $1.3bn of CP (2022: $1.5bn).
Multi-seller conduit
HSBC’s multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, HSBC bears risk equal to the transaction-specific facility offered to the multi-seller conduit, amounting to $6.1bn at 31 December 2023 (2022: $6.2bn). First
loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.
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
Other
HSBC has entered into a number of transactions in the normal course of business, which include asset and structured finance transactions where it has control of the structured entity. In addition, HSBC is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.
Notes on the financial statements

424	HSBC Holdings plc
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to all structured entities not controlled by HSBC. The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Nature and risks associated with HSBC interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities ($m)
0–500	120	337	1,271	42	1,770
500–2,000	4	96	1,069	3	1,172
2,000–5,000	—	39	418	—	457
5,000–25,000	—	24	217	—	241
25,000+	—	3	11	—	14
Number of entities at 31 Dec 2023	124	499	2,986	45	3,654
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	3.2	13.9	20.7	3.3	41.1
– trading assets	—	0.6	—	—	0.6
– financial assets designated and otherwise mandatorily measured at fair value	—	12.6	19.7	—	32.3
– loans and advances to customers	3.2	—	0.6	2.5	6.3
– financial investments	—	0.7	0.4	—	1.1
– other assets	—	—	—	0.8	0.8
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.3	0.3
– other liabilities	—	—	—	0.3	0.3
Other off-balance sheet commitments	0.1	1.9	5.0	1.2	8.2
HSBC’s maximum exposure at 31 Dec 2023	3.3	15.8	25.7	4.2	49.0

Total asset values of the entities ($m)
0–500	85	338	1,321	41	1,785
500–2,000	8	102	929	4	1,043
2,000–5,000	—	28	388	—	416
5,000–25,000	—	18	206	—	224
25,000+	—	5	24	—	29
Number of entities at 31 Dec 2022	93	491	2,868	45	3,497
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	2.5	10.7	19.7	2.6	35.5
– trading assets	—	0.4	0.1	—	0.5
– financial assets designated and otherwise mandatorily measured at fair value	—	9.7	18.7	—	28.4
– loans and advances to customers	2.5	—	0.5	1.9	4.9
– financial investments	—	0.6	0.4	—	1
– other assets	—	—	—	0.7	0.7
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.4	0.4
– other liabilities	—	—	—	0.4	0.4
Other off-balance sheet commitments	0.2	1.5	4.6	1.8	8.1
HSBC’s maximum exposure at 31 Dec 2022	2.7	12.2	24.3	4	43.2
The maximum exposure to loss from HSBC’s interests in unconsolidated structured entities represents the maximum loss it could incur as a result of its involvement with these entities regardless of the probability of the loss being incurred.
–For commitments, guarantees and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.
–For retained and purchased investments and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying amount of these interests at the balance sheet reporting date.
The maximum exposure to loss is stated gross of the effects of hedging and collateral arrangements that HSBC has entered into in order to mitigate the Group’s exposure to loss.
Securitisations
HSBC has interests in unconsolidated securitisation vehicles through holding notes issued by these entities. In addition, HSBC has investments in ABSs issued by third-party structured entities.
HSBC managed funds
HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on funds under management is provided on page 131.
HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.
Non-HSBC managed funds
HSBC purchases and holds units of third-party managed funds in order to facilitate business and meet customer needs.

HSBC Holdings plc	425
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
solutions.
HSBC sponsored structured entities
The amount of assets transferred to and income received from such sponsored structured entities during 2023 and 2022 was not significant.

21	Goodwill and intangible assets

	2023	2022¹
	$m	$m
Goodwill	4,323	4,156
Other intangible assets[2]	8,164	7,263
At 31 Dec	12,487	11,419
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2Included within other intangible assets is internally generated software with a net carrying amount of $6,895m (2022: $6,166m). During the year, capitalisation of internally generated software was $2,306m (2022: $2,663m), reversal of impairment was $285m (2022: impairment of $125m) and amortisation was $1,877m (2022: $1,447m).

Movement analysis of goodwill
	2023	2022
	$m	$m
Gross amount
At 1 Jan	18,965	22,215
Exchange differences	523	(776)
Reclassified to held for sale and additions[1]	73	(2,485)
Other	(1)	11
At 31 Dec	19,560	18,965
Accumulated impairment losses
At 1 Jan	(14,809)	(17,182)
Exchange differences	(428)	482
Reclassified to held for sale[1]	—	1,891
At 31 Dec	(15,237)	(14,809)
Net carrying amount at 31 Dec	4,323	4,156
1Includes goodwill allocated to disposal groups as a result of the sales of our retail banking operations in France and branch operations in Greece, and planned sale of our banking business in Canada, offset by goodwill arising from the acquisition of L&T Investment Management Limited. For further details, see Note 23.
Goodwill
Impairment testing
The Group’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed at 1 October each year. A review for indicators of impairment is undertaken at each subsequent quarter-end and at 31 December 2023. No indicators of impairment were identified as part of these reviews.
Basis of the recoverable amount
The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date.
The VIU is calculated by discounting management’s cash flow projections for the CGU. The key assumptions used in the VIU calculation for each individually significant CGU that is not impaired are discussed below.

Key assumptions in VIU calculation – significant CGUs at 1 October 2023
	Carrying amount at 1 Oct 2023	of which goodwill	Value in use at 1 Oct 2023	Discount rate	Growth rate beyond initial cash flow	Carrying amount at 1 Oct 2022	of which goodwill	Value in use at 1 Oct 2022	Discount rate	Growth rate beyond initial cash flow projections
	$m	$m	$m	%	%	$m	$m	$m	%	%
HSBC UK Bank plc – WPB[1]	11,167	2,597	27,933	10.4	2.0	N/A	N/A	N/A	N/A	N/A
Europe – WPB[1]	N/A	N/A	N/A	N/A	N/A	15,215	2,643	46,596	9.9	2.0
1  Following change in the Reporting Framework the Group’s CGUs are main legal entities subdivided by global business effective 1 January 2023.
Notes on the financial statements

426	HSBC Holdings plc
At 1 October 2023, aggregate goodwill of $1,599m (1 October 2022: $1,464m) had been allocated to CGUs that were not considered individually significant. The Group’s CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.
Management’s judgement in estimating the cash flows of a CGU
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year, but does consider this to be an area that is inherently judgemental. The cash flow projections for each CGU are based on forecast profitability plans approved by the Board and minimum capital levels required to support the business operations of a CGU. The Board challenges and endorses planning assumptions in light of internal capital allocation decisions necessary to support our strategy, current market conditions and macroeconomic outlook. For the 1 October 2023 impairment test, cash flow projections until the end of 2028 were considered, in line with our internal planning horizon. Key assumptions underlying cash flow projections reflect management’s outlook on interest rates and inflation, as well as business strategy, including the scale of investment in technology and automation. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model. As required by IFRS Accounting
Standards, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (‘CAPM’) and market implied cost of equity. CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The discount rates for each CGU are refined to reflect the rates of inflation for the countries within which the CGU operates. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM, with the cost of equity rates produced by external sources for businesses operating in similar markets. The impacts of climate risk are included to the extent that they are observable in discount rates and asset prices.
Long-term growth rate
The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of business units making up the CGUs. These growth rates reflect inflation for the countries within which the CGU operates or from which it derives revenue.
Sensitivities of key assumptions in calculating VIU
At 1 October 2023, given the extent by which VIU exceeds carrying amount, the HBUK WPB CGU was not sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections. None of the remaining CGUs are individually significant.
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
Key assumptions in VIU calculation
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of other intangible assets in the next financial year, but does consider this to be an area that is inherently judgemental. We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Management’s judgement in estimating future cash flows: We considered past business performance, current market conditions and our macroeconomic outlook to estimate future earnings. As required by IFRS Accounting Standards, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs. For some businesses, this means that the benefit of certain strategic actions may not be included in the impairment assessment, including capital releases. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model.
–Long-term growth rates: The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective of the businesses within the Group.
–Discount rates: Rates are based on a combination of CAPM and market-implied calculations considering market data for the businesses and geographies in which the Group operates. The impacts of climate risk are included to the extent that they are observable in discount rates and asset prices.
Sensitivity of estimates relating to non-financial assets
As explained in Note 1.2(a), estimates of future cash flows for CGUs are made in the review of goodwill and non-financial assets for impairment.
Non-financial assets include other intangible assets shown above, and owned property, plant and equipment and right-of-use assets (see
Note 22). The most significant sources of estimation uncertainty are in respect of the goodwill balances disclosed above. There are no non-
financial asset balances relating to individual CGUs which involve estimation uncertainty that represents a significant risk of resulting in a material adjustment to the results and financial position of the Group within the next financial year.
Non-financial assets are widely distributed across CGUs within the legal entities of the Group, including Corporate Centre assets that cannot be allocated to CGUs and are therefore tested for impairment at consolidated level. The recoverable amounts of other intangible assets, owned property, plant and equipment, and right-of-use assets cannot be lower than individual asset fair values less costs to dispose, where relevant. At
31 December 2023 none of the CGUs were sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections.

HSBC Holdings plc Annual Report and Accounts 2022	427

22	Prepayments, accrued income and other assets

	2023	2022¹
	$m	$m
Prepayments and accrued income	13,854	10,279
Settlement accounts	32,853	19,565
Cash collateral and margin receivables	57,058	63,421
Bullion	13,701	15,752
Endorsements and acceptances	7,939	8,407
Insurance contract assets (Note 4)	252	136
Reinsurance contract assets	4,728	4,310
Employee benefit assets (Note 5)	7,750	7,282
Right-of-use assets	2,456	2,219
Owned property, plant and equipment	10,478	10,365
Other accounts	14,186	14,413
At 31 Dec	165,255	156,149
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
Prepayments, accrued income and other assets include $122,863m (2022: $112,464m) of financial assets, the majority of which are measured at amortised cost.

23	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	2023	2022
	$m	$m
Held for sale at 31 Dec
Disposal groups	115,836	118,055
Unallocated impairment losses[1]	(1,975)	(2,385)
Non-current assets held for sale	273	249
Assets held for sale	114,134	115,919
Liabilities of disposal groups held for sale	108,406	114,597
1  This represents impairment losses in excess of the carrying value of the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups and other planned disposals
Sale of our retail banking operations in France
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking business in France to CCF, a subsidiary of Promontoria
MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement.
In the first quarter of 2023, the sale had become less certain, as a result of which we recognised a $2.1bn partial reversal of the impairment loss recognised in 2022, when the disposal group was classified as held for sale. In the fourth quarter of 2023, following the receipt of regulatory approvals and the satisfaction of other relevant conditions, we reclassified the disposal group as held for sale, and it was subsequently remeasured at the lower of the carrying amount and fair value less costs to sell. This resulted in the reinstatement of a €1.8bn ($2.0bn) pre-tax impairment loss reflecting the final terms of the sale, giving rise to a net reversal of impairment recognised in other operating income in the year of $0.1bn.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn ($0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal. In addition, we recognised the reversal of a €0.4bn ($0.4bn) deferred tax liability, which had arisen as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021.
In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn ($7.8bn) consisting of home and certain other loans, in respect of which it may consider on-sale opportunities at a suitable time, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset
Management (France), have entered into distribution agreements with the buyer. Ongoing costs associated with the retention of the home and certain other loans, net of income on distribution agreements and the brand licence, are estimated to have an after-tax loss impact of €0.1bn
($0.1bn) in 2024 based on expected funding rates.
Planned sale of our banking business in Canada
On 29 November 2022, HSBC Holdings plc announced that its wholly-owned subsidiary, HSBC Overseas Holdings (UK) Limited, had entered into an agreement for the sale of its banking business in Canada to the Royal Bank of Canada. Completion of the transaction is expected to occur in the first quarter of 2024 and the required governmental approvals have been obtained. The majority of the estimated gain on sale of
$5.2bn (as at 31 December 2023) will be recognised on completion, reduced by earnings recognised by the Group in the period to completion.
There would be no tax on the gain recognised at completion. This estimated gain would also have been reduced by $0.3bn in fair value losses recognised on the related foreign exchange hedges in 2023. The estimated pre-tax profit on the sale will be recognised through a combination of the consolidation of HSBC Canada’s results into the Group’s financial statements (between the 30 June 2022 net asset reference date and until completion), and the remaining gain on sale recognised at completion. At 31 December 2023, total assets of $87.9bn and total liabilities of
$81.5bn met the criteria to be classified as held for sale in accordance with IFRS 5.
Notes on the financial statements

428	HSBC Holdings plc Annual Report and Accounts 2023
Planned sale of our business in Russia
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc)
entered into an agreement for the sale of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). In 2022, a $0.3bn
impairment loss on the planned sale was recognised, upon classification as held for sale in accordance with IFRS 5. As at 31 December 2023, following US sanctions designation of the buyer, the outcome of the planned sale became less certain. This resulted in the reversal of $0.2bn of the previously recognised loss, as the business was no longer classified as held for sale. However, owing to restrictions impacting the recoverability of assets in Russia, we recognised charges of $0.2bn in other operating income. Completion of the planned sale remains subject to regulatory approval. On completion, accumulated foreign currency translation reserves will be recycled to the income statement.
Our branch operations in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta
Bank SA. In the second quarter of 2022, we recognised a loss of $0.1bn upon reclassification as held for sale in accordance with IFRS 5. At completion on 28 July 2023, the disposal group included $0.3bn of loans and advances to customers and $1.1bn of customer accounts.
Merger of our business in Oman
In November 2022, HSBC Bank Oman SAOG entered into a binding merger agreement with Sohar International Bank SAOG, under which the two banks agreed to take the necessary steps to implement a merger by incorporation, whereby HSBC Bank Oman would merge into Sohar
International Bank. Following regulatory and shareholder approvals, the merger was completed on 17 August 2023 by way of dissolution and transfer of all the assets and liabilities of HSBC Bank Oman to Sohar International Bank, with the shareholders of HSBC Bank Oman receiving the consideration in cash and shares in Sohar International Bank. Separately, HSBC Bank Middle East Limited is in the process of establishing a new wholesale banking branch in Oman subject to regulatory approvals.
Our New Zealand loan portfolio
In August 2023, the Hongkong and Shanghai Banking Corporation Limited (acting through its New Zealand branch) entered into an agreement with Pepper New Zealand Limited, a wholly-owned subsidiary of Pepper Money Limited, to sell its New Zealand retail mortgage loan portfolio.
The sale was classified as held for sale in the third quarter of 2023 and was completed on 1 December 2023.
Our retail business in Mauritius
In November 2023, the Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius branch) entered into an agreement with ABSA Bank (Mauritius) Limited, a wholly-owned subsidiary of ABSA Bank Group Limited, to sell its Wealth and Personal Banking business.
The sale is expected to complete in the second half of 2024 subject to regulatory approvals.
At 31 December 2023, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	Canada	Retail banking operations in France	Other[1]	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks[2]	5,370	226	—	5,596
Trading assets	2,465	—	—	2,465
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15	49	—	64
Derivatives	528	—	—	528
Loans and advances to banks[2]	154	10,333	—	10,487
Loans and advances to customers	56,129	16,902	254	73,285
Reverse repurchase agreements – non-trading	2,723	—	—	2,723
Financial investments[3]	16,978	33		17,011
Goodwill	225	—		225
Prepayments, accrued income and other assets	3,318	132	2	3,452
Total assets at 31 Dec 2023	87,905	27,675	256	115,836

Liabilities of disposal groups held for sale
Trading liabilities	1,417	—	—	1,417
Deposits by banks	78	—	—	78
Customer accounts	63,001	22,307	642	85,950
Repurchase agreements – non-trading	2,768	—	—	2,768
Financial liabilities designated at fair value	—	2,370	—	2,370
Derivatives	608	7	—	615
Debt securities in issue	7,707	1,377	—	9,084
Subordinated liabilities	8	—	—	8
Accruals, deferred income and other liabilities	5,916	196	4	6,116
Total liabilities at 31 Dec 2023	81,503	26,257	646	108,406

Expected date of completion	First quarter of 2024	1 January 2024
Operating segment	All global businesses	WPB
1  Includes balances classified as held for sale in respect of the planned sale of our retail business in Mauritius and planned sale of our global hedge fund administration business across several markets.
2  Under the financial terms of the sale of our retail banking operations in France, HSBC Continental Europe will transfer the business with a net asset value of €1.7bn ($1.8bn) for a consideration of €1. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 31 December 2023, HSBC would be expected to include a cash contribution of $11bn, of which $10.5bn was reclassified as held for sale at 31 December 2023 (‘Loans and advances to banks’, $10.3bn, ‘Cash and balances at central bank’, $0.2bn).
3  Includes financial investments measured at fair value through other comprehensive income of $9.4bn and debt instruments measured at amortised cost of $7.6bn.

HSBC Holdings plc Annual Report and Accounts 2023	429
At 31 December 2022, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	Canada	Retail banking operations in France	Other	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	4,664	71	1,811	6,546
Trading assets	3,168	—	8	3,176
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13	47	1	61
Derivatives	866	—	—	866
Loans and advances to banks	99	—	154	253
Loans and advances to customers	55,197	25,029	350	80,576
Reverse repurchase agreements – non-trading	4,396	—	250	4,646
Financial investments[1]	17,243	—	106	17,349
Goodwill	225	—	—	225
Prepayments, accrued income and other assets	4,245	75	26	4,357
Total assets at 31 Dec 2022	90,127	25,222	2,706	118,055

Liabilities of disposal groups held for sale
Trading liabilities	2,751	—	3	2,754
Deposits by banks	62	—	2	64
Customer accounts	60,606	22,348	2,320	85,274
Repurchase agreements – non-trading	3,266	—	—	3,266
Financial liabilities designated at fair value	—	3,523	—	3,523
Derivatives	806	7	—	813
Debt securities in issue	11,602	1,326	—	12,928
Subordinated liabilities	8	—	—	8
Accruals, deferred income and other liabilities	5,727	159	81	5,967
Total liabilities at 31 Dec 2022	84,828	27,363	2,406	114,597

Expected date of completion	Second half of 2023	Second half of 2023
Operating segment	All global businesses	WPB
1  Includes financial investments measured at fair value through other comprehensive income of $11.2bn and debt instruments measured at amortised cost of $6.2bn.
Business acquisitions
Acquisition of Silicon Valley Bank UK Limited
In March 2023, HSBC UK Bank plc acquired Silicon Valley Bank UK Limited (‘SVB UK’), and in June 2023 changed its legal entity name to HSBC
Innovation Bank Limited. The acquisition was funded from existing resources and brought the staff, assets and liabilities of SVB UK into the
HSBC portfolio. On acquisition, we performed a preliminary assessment of the fair value of the assets and liabilities purchased. We established an opening balance sheet on 13 March 2023 and applied the result of the fair value assessment, which resulted in a reduction in net assets of
$0.2bn. The provisional gain on acquisition of $1.6bn represents the difference between the consideration paid of £1 and the net assets acquired. Further due diligence has been performed post-acquisition, resulting in the recognition of an additional gain of $0.1bn at 30 September
2023, as required by IFRS 3 ‘Business Combinations’.
HSBC Innovation Bank Limited contributed $0.5bn of revenue and $0.2bn to the Group profit after tax for the period from 13 March 2023 to
31 December 2023. As per the disclosure requirements set out in IFRS 3 ‘Business Combinations’, if HSBC Innovation Bank Limited had been acquired on 1 January 2023, management estimates that for the 12 months to 31 December 2023, consolidated revenue would have been
$66bn and consolidated profit after tax would have been $25bn. In determining these amounts, management has assumed that the previously determined fair value adjustments, which arose on acquisition would have been the same if the acquisition had occurred on 1 January 2023.
The details of the business combination at acquisition are as follows:

At
13 Mar
2023
$m
Fair value of assets acquired	11,367
Fair value of liabilities acquired	(9,776)
Fair value of net assets acquired	1,591

Provisional gain on acquisition	1,591
Consideration transferred settled in cash	—
Cash and cash equivalents acquired	1,243
Net cash inflow on acquisition	1,243
Notes on the financial statements

430	HSBC Holdings plc Annual Report and Accounts 2023
Acquisition of Citibank China’s wealth management portfolio
In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited,
entered into an agreement to acquire Citibank China’s retail wealth management portfolio in mainland China. The portfolio comprises assets under management and deposits and the associated wealth customers. Upon completion, the acquired business will be integrated into HSBC
Bank China’s Wealth and Personal Banking operations. The transaction is expected to complete in the first half of 2024.
Acquisition of Silkroad Property Partners Singapore
In October 2023, HSBC Global Asset Management Singapore Limited entered into an agreement to acquire 100% of the shares of Silkroad
Property Partners Pte Ltd (‘Silkroad’) and for HSBC Global Asset Management Limited to acquire Silkroad’s affiliated General Partner entities.
Silkroad is a Singapore headquartered Asia-Pacific-focused, real estate investment manager. The acquisition was completed on 31 January
2024.

24	Trading liabilities

	2023	2022
	$m	$m
Deposits by banks[1]	6,779	9,332
Customer accounts[1]	8,955	10,724
Other debt securities in issue (Note 26)	27	978
Other liabilities – net short positions in securities	57,389	51,319
At 31 Dec	73,150	72,353
1‘Deposits by banks’ and ‘Customer accounts’ include fair value repos, stock lending and other amounts.

25	Financial liabilities designated at fair value

HSBC
	2023	2022¹
	$m	$m
Deposits by banks and customer accounts[2]	21,043	19,171
Liabilities to customers under investment contracts	5,103	5,374
Debt securities in issue (Note 26)	103,803	93,140
Subordinated liabilities (Note 29)	11,477	9,636
At 31 Dec	141,426	127,321
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
2Structured deposits placed at HSBC Bank USA are insured by the Federal Deposit Insurance Corporation, a US government agency, up to $250,000 per depositor.
The carrying amount of financial liabilities designated at fair value was $4,421m less than the contractual amount at maturity (2022: $8,124m less). The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $1,286m (2022: profit of $234m).

HSBC Holdings
	2023	2022
	$m	$m
Debt securities in issue (Note 26)	35,189	25,423
Subordinated liabilities (Note 29)	8,449	6,700
At 31 Dec	43,638	32,123
The carrying amount of financial liabilities designated at fair value was $246m less than the contractual amount at maturity (2022: $2,405m less).
The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $682m (2022: $516m).

26	Debt securities in issue

HSBC
	2023	2022
	$m	$m
Bonds and medium-term notes	160,632	145,240
Other debt securities in issue	37,115	27,027
Total debt securities in issue	197,747	172,267
Included within:
– trading liabilities (Note 24)	(27)	(978)
– financial liabilities designated at fair value (Note 25)	(103,803)	(93,140)
At 31 Dec	93,917	78,149

HSBC Holdings plc Annual Report and Accounts 2023	431

HSBC Holdings
	2023	2022
	$m	$m
Debt securities	100,428	92,361
Included within:
– financial liabilities designated at fair value (Note 25)	(35,189)	(25,423)
At 31 Dec	65,239	66,938

27	Accruals, deferred income and other liabilities

	2023	2022
	$m	$m
Accruals and deferred income	16,814	12,605
Settlement accounts	28,423	18,178
Cash collateral and margin payables	56,832	70,298
Endorsements and acceptances	7,911	8,379
Employee benefit liabilities (Note 5)	1,160	1,096
Reinsurance contract liabilities	819	748
Lease liabilities	2,813	2,767
Other liabilities	21,834	20,242
At 31 Dec	136,606	134,313
1  Accruals, deferred income and other liabilities include $129,401m (2022: $125,957m) of financial liabilities, the majority of which are measured at amortised cost.
2From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.

28	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2023	445	409	195	397	1,446
Additions	255	236	37	170	698
Amounts utilised	(288)	(231)	(69)	(68)	(656)
Unused amounts reversed	(149)	(30)	(41)	(95)	(315)
Exchange and other movements	21	(4)	8	16	41
At 31 Dec 2023	284	380	130	420	1,214
Contractual commitments[1]
At 1 Jan 2023					512
Net change in expected credit loss provision and other movements					15
At 31 Dec 2023					527
Total provisions
At 31 Dec 2022					1,958
At 31 Dec 2023					1,741

Provisions (excluding contractual commitments)
At 1 Jan 2022	383	619	386	558	1,946
Additions	434	271	60	206	971
Amounts utilised	(288)	(393)	(106)	(168)	(955)
Unused amounts reversed	(87)	(82)	(109)	(125)	(403)
Exchange and other movements	3	(6)	(36)	(74)	(113)
At 31 Dec 2022	445	409	195	397	1,446
Contractual commitments[1]
At 1 Jan 2022					620
Net change in expected credit loss provision and other movements					(108)
At 31 Dec 2022					512
Total provisions
At 31 Dec 2021					2,566
At 31 Dec 2022					1,958
1Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments where HSBC has become party to an irrevocable commitment, as defined under IFRS 9 ‘Financial Instruments’; and provisions for performance and other guarantee contracts.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 36. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Notes on the financial statements

432	HSBC Holdings plc Annual Report and Accounts 2023
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 34. Further analysis of the movement in the expected credit loss provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘
table on page 205.
Brazil PIS and COFINS tax matters
Beginning in the late 1990s, HSBC Bank Brasil S.A. – Banco Múltiplo (‘HSBC Brazil’) and other financial services firms brought legal proceedings in Brazil challenging the assessment of PIS and COFINS taxes, which are federal taxes imposed on gross revenues earned by legal entities in
Brazil. The Supreme Court of Brazil selected three cases – one involving an insurer, in 2007, and two involving other banks, in 2011 – to set standards that would apply to all of these proceedings. In June 2023, the court ruled against the financial services firms in all three cases. The standards set by the court in this ruling have not yet been applied to HSBC Brazil’s legacy cases, liability for which remained with HSBC after the sale of HSBC’s operations in Brazil to Bradesco in 2016. There are many factors that may affect the range of outcomes and any resulting financial impact for HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn.

29	Subordinated liabilities

HSBC’s subordinated liabilities
	2023	2022
	$m	$m
At amortised cost	24,954	22,290
– subordinated liabilities	23,149	20,547
– preferred securities	1,805	1,743
Designated at fair value (Note 25)	11,477	9,636
– subordinated liabilities	11,477	9,636
– preferred securities	—	—
At 31 Dec	36,431	31,926
Issued by HSBC subsidiaries	4,154	6,094
Issued by HSBC Holdings	32,277	25,832
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
The balance sheet amounts disclosed in the following table are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital, principally due to regulatory amortisation and regulatory eligibility limits.

HSBC’s subordinated liabilities: subsidiaries
	2023	2022
	$m	$m
Additional tier 1 capital securities issued by HSBC subsidiaries	1,672	1,584
Tier 2 securities issued by HSBC subsidiaries
– Tier 2 securities issued by HSBC Bank plc	764	2,427
– Tier 2 securities issued by The Hongkong and Shanghai Banking Corporation Limited	—	400
– Tier 2 securities issued by HSBC Bank USA Inc	223	223
– Tier 2 securities issued by HSBC Bank USA N.A.	1,449	1,405
– Tier 2 securities issued by HSBC Bank Canada[1]	—	—
Securities issued by other HSBC subsidiaries	46	55
Subordinated liabilities issued by HSBC subsidiaries at 31 Dec	4,154	6,094
1  Liability accounts for HSBC Bank Canada have been reclassified to ‘Liabilities of disposal groups held for sale’.

HSBC Holdings’ subordinated liabilities
	2023	2022
	$m	$m
At amortised cost	24,439	19,727
Designated at fair value (Note 25)	8,449	6,700
At 31 Dec	32,888	26,427

HSBC Holdings’ subordinated liabilities in issue
	2023	2022
	$m	$m
Tier 2 securities issued by HSBC Holdings
Amounts owed to third parties	31,975	25,527
Amounts owed to HSBC undertakings	913	900
Subordinated liabilities issued by HSBC Holdings at 31 Dec	32,888	26,427

HSBC Holdings plc Annual Report and Accounts 2023	433
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
These preferred securities, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of the relevant issuer that are equivalent to the rights that they would have had if they had purchased non-
cumulative perpetual preference shares of the relevant issuer. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings or HSBC Bank plc has insufficient distributable reserves (as defined).
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
The table on page 435 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
–Trading assets and liabilities (including trading derivatives but excluding reverse repos, repos and debt securities in issue) are included in the
‘Due not more than 1 month’ time bucket because trading balances are typically held for short periods of time.
–Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due over 5 years’ time bucket.
Undated or perpetual instruments are classified based on the contractual notice period, which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due over 5 years’ time bucket.
–Non-financial assets and liabilities with no contractual maturity are included in the ‘Due over 5 years’ time bucket.
–Financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction.
–Liabilities under insurance contracts included in ‘other financial liabilities’ are irrespective of contractual maturity included in the ‘Due over 5 years’ time bucket in the maturity table provided below. An analysis of the present value of expected future cash flows of insurance contract liabilities and contractual service margin is provided on page 438. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due over 5 years’ time bucket, although such contracts are subject to surrender and transfer options by the policyholders.
–Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.
Notes on the financial statements

434	HSBC Holdings plc Annual Report and Accounts 2023
HSBC

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	285,868	—	—	—	—	—	—	—	285,868
Items in the course of collection from other banks	6,342	—	—	—	—	—	—	—	6,342
Hong Kong Government certificates of indebtedness	42,024	—	—	—	—	—	—	—	42,024
Trading assets	284,865	2,010	637	363	555	165	564	—	289,159
Financial assets designated or otherwise mandatorily measured at fair value	5,530	697	821	753	581	4,839	11,917	85,505	110,643
Derivatives	227,343	138	134	71	35	383	570	1,040	229,714
Loans and advances to banks	76,524	18,662	6,487	2,689	3,281	2,756	2,328	175	112,902
Loans and advances to customers	142,803	66,425	52,218	40,135	36,323	94,206	175,381	331,044	938,535
– personal	44,105	9,558	6,960	6,422	6,127	19,606	54,365	297,512	444,655
– corporate and commercial	83,281	50,268	38,250	24,685	24,566	61,612	106,598	30,592	419,852
– financial	15,417	6,599	7,008	9,028	5,630	12,988	14,418	2,940	74,028
Reverse repurchase agreements – non-trading	164,826	43,893	23,840	6,708	5,126	6,113	1,711	—	252,217
Financial investments	48,969	69,816	44,493	16,348	18,603	46,124	106,117	92,293	442,763
Assets held for sale[2]	39,882	2,929	7,041	4,176	3,261	17,085	33,015	7,943	115,332
Accrued income and other financial assets	108,138	6,574	4,404	550	698	220	764	1,513	122,861
Financial assets at 31 Dec 2023	1,433,114	211,144	140,075	71,793	68,463	171,891	332,367	519,513	2,948,360
Non-financial assets	—	—	—	—	—	—	—	90,317	90,317
Total assets at 31 Dec 2023	1,433,114	211,144	140,075	71,793	68,463	171,891	332,367	609,830	3,038,677
Off-balance sheet commitments received
Loan and other credit-related commitments	39,836	—	—	—	—	—	—	—	39,836
Financial liabilities
Hong Kong currency notes in circulation	42,024	—	—	—	—	—	—	—	42,024
Deposits by banks	52,747	2,758	2,324	381	94	1,458	13,064	337	73,163
Customer accounts	1,343,858	138,117	78,611	20,832	17,724	7,785	4,616	104	1,611,647
– personal	621,112	84,909	61,286	14,794	12,465	5,507	2,742	2	802,817
– corporate and commercial	545,207	43,562	14,525	4,605	3,393	2,165	1,527	92	615,076
– financial	177,539	9,646	2,800	1,433	1,866	113	347	10	193,754
Repurchase agreements – non-trading	158,882	10,311	1,759	300	847	1	—	—	172,100
Items in the course of transmission to other banks	7,295	—	—	—	—	—	—	—	7,295
Trading liabilities	66,548	6,302	300	—	—	—	—	—	73,150
Financial liabilities designated at fair value	22,080	8,366	7,823	7,197	6,239	16,679	39,497	33,545	141,426
– debt securities in issue: covered bonds	—	—	—	—	—	—	—	—	—
– debt securities in issue: unsecured	10,383	2,760	5,748	6,225	5,390	14,090	34,757	23,898	103,251
– subordinated liabilities and preferred securities	—	1,995	—	—	—	1,471	3,429	4,581	11,476
– other	11,697	3,611	2,075	972	849	1,118	1,311	5,066	26,699
Derivatives	233,134	113	25	9	47	73	1,223	148	234,772
Debt securities in issue	6,891	6,664	10,816	6,896	6,427	6,317	27,452	22,454	93,917
– covered bonds	—	—	—	—	—	—	1,273	—	1,273
– otherwise secured	447	44	62	58	55	188	861	1,679	3,394
– unsecured	6,444	6,620	10,754	6,838	6,372	6,129	25,318	20,775	89,250
Liabilities of disposal groups held for sale[3]	69,868	5,231	5,479	6,728	6,541	4,730	7,918	1,511	108,006
Accruals and other financial liabilities	104,264	11,827	6,007	1,205	1,414	1,053	1,491	2,137	129,398
Subordinated liabilities	—	13	—	—	—	1,790	897	22,254	24,954
Total financial liabilities at 31 Dec 2023	2,107,591	189,702	113,144	43,548	39,333	39,886	96,158	82,490	2,711,852
Non-financial liabilities	—	—	—	—	—	—	—	134,215	134,215
Total liabilities at 31 Dec 2023	2,107,591	189,702	113,144	43,548	39,333	39,886	96,158	216,705	2,846,067
Off-balance sheet commitments given
Loan and other credit-related commitments	895,140	95	126	72	171	439	807	300	897,150
– personal	256,272	21	30	46	107	279	745	192	257,692
– corporate and commercial	472,507	74	26	26	64	160	62	108	473,027
– financial	166,361	—	70	—	—	—	—	—	166,431

HSBC Holdings plc Annual Report and Accounts 2023	435

Maturity analysis of assets, liabilities and off-balance sheet commitments (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	327,002	—	—	—	—	—	—	—	327,002
Items in the course of collection from other banks	7,297	—	—	—	—	—	—	—	7,297
Hong Kong Government certificates of indebtedness	43,787	—	—	—	—	—	—	—	43,787
Trading assets	213,234	1,333	1,343	338	425	808	222	390	218,093
Financial assets designated at fair value	3,282	718	1,369	1,178	479	1,967	13,353	77,755	100,101
Derivatives	281,724	132	29	21	65	261	1,052	875	284,159
Loans and advances to banks	72,240	13,965	8,323	860	2,328	3,058	3,569	132	104,475
Loans and advances to customers	139,934	75,486	58,951	35,633	33,730	99,933	173,076	306,818	923,561
– personal	41,834	9,141	6,659	5,745	5,773	18,326	51,050	273,487	412,015
– corporate and commercial	84,955	60,067	45,695	24,430	22,629	68,473	108,418	30,231	444,898
– financial	13,145	6,278	6,597	5,458	5,328	13,134	13,608	3,100	66,648
Reverse repurchase agreements – non-trading	171,173	51,736	16,164	5,840	2,776	3,999	2,066	—	253,754
Financial investments	46,493	79,309	30,722	11,798	13,067	40,710	67,951	74,676	364,726
Assets held for sale[2]	33,781	3,755	3,452	3,044	3,263	15,369	40,017	14,697	117,378
Accrued income and other financial assets	99,113	6,042	3,766	620	703	543	302	1,295	112,384
Financial assets at 31 Dec 2022	1,439,060	232,476	124,119	59,332	56,836	166,648	301,608	476,638	2,856,717
Non-financial assets	—	—	—	—	—	—	—	92,569	92,569
Total assets at 31 Dec 2022	1,439,060	232,476	124,119	59,332	56,836	166,648	301,608	569,207	2,949,286
Off-balance sheet commitments received
Loan and other credit-related commitments	27,340	—	—	—	—	—	—	—	27,340
Financial liabilities
Hong Kong currency notes in circulation	43,787	—	—	—	—	—	—	—	43,787
Deposits by banks	46,994	359	3,510	205	136	1,455	13,737	326	66,722
Customer accounts	1,388,297	93,108	47,712	14,244	17,295	4,719	4,607	321	1,570,303
– personal	657,413	55,252	35,430	10,431	12,374	2,835	2,351	2	776,088
– corporate and commercial	555,539	31,624	10,385	3,080	3,824	1,667	2,146	274	608,539
– financial	175,345	6,232	1,897	733	1,097	217	110	45	185,676
Repurchase agreements – non-trading	121,193	3,804	685	170	645	1,250	—	—	127,747
Items in the course of transmission to other banks	7,864	—	—	—	—	—	—	—	7,864
Trading liabilities	66,027	5,668	281	113	113	116	35	—	72,353
Financial liabilities designated at fair value	16,430	7,398	6,562	4,308	5,325	19,287	34,886	33,125	127,321
– debt securities in issue: covered bonds	—	—	—	—	—	—	—	—	—
– debt securities in issue: unsecured	7,056	3,620	4,793	3,157	4,288	16,234	29,941	23,510	92,599
– subordinated liabilities and preferred securities	—	—	—	—	—	1,971	3,675	3,990	9,636
– other	9,374	3,778	1,769	1,151	1,037	1,082	1,270	5,625	25,086
Derivatives	284,412	73	18	46	57	171	849	136	285,762
Debt securities in issue	4,514	7,400	7,476	4,745	3,585	9,198	19,240	21,991	78,149
– covered bonds	—	—	—	—	—	—	601	—	601
– otherwise secured	705	28	40	38	36	124	656	1,346	2,973
– unsecured	3,809	7,372	7,436	4,707	3,549	9,074	17,983	20,645	74,575
Liabilities of disposal groups held for sale[3]	76,928	4,342	5,374	6,599	8,606	2,343	8,653	1,479	114,324
Accruals and other financial liabilities	104,295	9,576	4,776	967	1,564	1,028	2,016	1,725	125,947
Subordinated liabilities	—	—	11	160	—	—	1,689	20,430	22,290
Total financial liabilities at 31 Dec 2022	2,160,741	131,728	76,405	31,557	37,326	39,567	85,712	79,533	2,642,569
Non-financial liabilities	—	—	—	—	—	—	—	121,520	121,520
Total liabilities at 31 Dec 2022	2,160,741	131,728	76,405	31,557	37,326	39,567	85,712	201,053	2,764,089
Off-balance sheet commitments given
Loan and other credit-related commitments	825,781	184	75	59	210	242	975	328	827,854
– personal	242,953	2	3	—	110	199	811	300	244,378
– corporate and commercial	449,843	176	72	59	84	43	163	28	450,468
– financial	132,985	6	—	—	16	—	1	—	133,008
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated
accordingly.
2Unallocated impairment losses in relation to disposal groups of $2.0bn (2022: $2.4bn) and non-financial assets of $0.9bn (2022: $1bn) that are presented within assets held for sale on the balance sheet have been included within non-financial assets in the table above.
3A total of $0.4bn (2022: $0.3bn) of non-financial liabilities that are presented within liabilities of disposal groups held for sale on the balance sheet have been included within non-financial liabilities in the table above.
Notes on the financial statements

436	HSBC Holdings plc Annual Report and Accounts 2023
HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	7,029	—	—	—	—	—	—	—	7,029
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	3,815	26,284	29,780	59,879
Derivatives	2,217	—	—	—	—	18	675	434	3,344
Loans and advances to HSBC undertakings	—	—	120	—	—	1,016	6,783	19,435	27,354
Financial investments	10,365	6,017	898	750	757	771	—	—	19,558
Accrued income and other financial assets	3,511	860	254	229	5	—	—	—	4,859
Total financial assets at 31 Dec 2023	23,122	6,877	1,272	979	762	5,620	33,742	49,649	122,023
Non-financial assets	—	—	—	—	—	—	—	163,146	163,146
Total assets at 31 Dec 2023	23,122	6,877	1,272	979	762	5,620	33,742	212,795	285,169
Financial liabilities
Amounts owed to HSBC undertakings	—	168	—	—	—	—	—	—	168
Financial liabilities designated at fair value	—	—	—	—	—	5,287	19,604	18,747	43,638
– debt securities in issue	—	—	—	—	—	3,816	16,175	15,198	35,189
– subordinated liabilities and preferred securities	—	—	—	—	—	1,471	3,429	3,549	8,449
Derivatives	2,452	209	7	59	75	558	1,318	1,412	6,090
Debt securities in issue	—	—	816	2,158	—	4,920	33,735	23,610	65,239
Accruals and other financial liabilities	1,437	1,599	1,049	127	34	—	—	23	4,269
Subordinated liabilities	—	1,987	—	—	—	1,600	880	19,972	24,439
Total financial liabilities 31 Dec 2023	3,889	3,963	1,872	2,344	109	12,365	55,537	63,764	143,843
Non-financial liabilities	—	—	—	—	—	—	—	20	20
Total liabilities at 31 Dec 2023	3,889	3,963	1,872	2,344	109	12,365	55,537	63,784	143,863

Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	3,210	—	—	—	—	—	—	—	3,210
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	9,007	16,230	27,085	52,322
Derivatives	2,889	—	—	—	—	—	796	116	3,801
Loans and advances to HSBC undertakings	—	2,163	240	—	—	2,035	4,414	17,913	26,765
Financial investments	1,517	2,712	8,870	1,020	2,194	3,153	—	—	19,466
Accrued income and other financial assets	68	4,147	179	90	4	—	14	—	4,502
Total financial assets at 31 Dec 2022	7,684	9,022	9,289	1,110	2,198	14,195	21,454	45,114	110,066
Non-financial assets	—	—	—	—	—	—	—	171,035	171,035
Total assets at 31 Dec 2022	7,684	9,022	9,289	1,110	2,198	14,195	21,454	216,149	281,101
Financial liabilities
Amounts owed to HSBC undertakings	48	266	—	—	—	—	—	—	314
Financial liabilities designated at fair value	—	—	—	—	—	1,447	16,459	14,217	32,123
– debt securities in issue	—	—	—	—	—	1,447	12,784	11,192	25,423
– subordinated liabilities and preferred securities	—	—	—	—	—	—	3,675	3,025	6,700
Derivatives	2,540	—	35	—	102	460	1,638	2,147	6,922
Debt securities in issue	—	—	1,972	448	714	11,046	25,380	27,378	66,938
Accruals and other financial liabilities	722	450	648	61	35	—	14	31	1,961
Subordinated liabilities	—	—	—	—	—	1,941	1,492	16,294	19,727
Total financial liabilities at 31 Dec 2022	3,310	716	2,655	509	851	14,894	44,983	60,067	127,985
Non-financial liabilities	—	—	—	—	—	—	—	8	8
Total liabilities at 31 Dec 2022	3,310	716	2,655	509	851	14,894	44,983	60,075	127,993

HSBC Holdings plc Annual Report and Accounts 2023	437
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
In addition, loan and other credit-related commitments and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Deposits by banks	52,938	2,898	3,304	17,123	362	76,625
Customer accounts	1,345,006	141,348	119,660	13,423	109	1,619,546
Repurchase agreements – non-trading	159,264	10,457	2,996	1	—	172,718
Trading liabilities	73,150	—	—	—	—	73,150
Financial liabilities designated at fair value	22,262	9,156	26,033	63,960	44,886	166,297
Derivatives	232,598	609	1,295	2,445	2,910	239,857
Debt securities in issue	6,837	7,407	24,117	43,513	27,119	108,993
Subordinated liabilities	39	135	1,465	9,020	34,920	45,579
Other financial liabilities[1]	149,904	9,752	5,943	2,555	2,109	170,263
	2,041,998	181,762	184,813	152,040	112,415	2,673,028
Loan and other credit-related commitments	895,156	95	371	1,437	91	897,150
Financial guarantees[2]	16,966	4	39	—	—	17,009
At 31 Dec 2023	2,954,120	181,861	185,223	153,477	112,506	3,587,187
Proportion of cash flows payable in period	83%	5%	5%	4%	3%

Deposits by banks	47,082	406	4,024	16,050	359	67,921
Customer accounts	1,387,125	96,474	80,608	9,961	346	1,574,514
Repurchase agreements – non-trading	121,328	3,852	1,535	1,268	—	127,983
Trading liabilities	72,353	—	—	—	—	72,353
Financial liabilities designated at fair value	16,687	7,859	18,740	63,606	43,475	150,367
Derivatives	283,512	171	1,181	2,222	1,059	288,145
Debt securities in issue	4,329	8,217	17,522	34,283	26,428	90,779
Subordinated liabilities	37	168	1,395	7,321	32,946	41,867
Other financial liabilities[1]	153,597	8,670	5,994	3,230	1,704	173,195
	2,086,050	125,817	130,999	137,941	106,317	2,587,124
Loan and other credit-related commitments	825,781	184	344	1,217	328	827,854
Financial guarantees[2]	18,696	25	62	—	—	18,783
At 31 Dec 2022	2,930,527	126,026	131,405	139,158	106,645	3,433,761
Proportion of cash flows payable in period	85%	4%	4%	4%	3%
1Excludes financial liabilities of disposal groups.
2Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
HSBC Holdings
HSBC Holdings’ primary sources of liquidity are dividends received from subsidiaries, interest on and repayment of intra-Group loans and securities, and interest earned on its own liquid funds. HSBC Holdings also raises funds in the debt capital markets to meet the Group’s minimum requirement for own funds and eligible liabilities and maintain an appropriate liquidity buffer. HSBC Holdings uses this liquidity to meet its obligations, including interest and principal repayments on external debt liabilities, operating expenses and collateral on derivative transactions.
HSBC Holdings is also subject to contingent liquidity risk by virtue of credit-related commitments and guarantees and similar contracts issued relating to its subsidiaries. Such commitments and guarantees are only issued after due consideration of HSBC Holdings’ ability to finance the commitments and guarantees and the likelihood of the need arising.
HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. During
2023, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
HSBC Holdings currently has sufficient liquidity to meet its present and forecast requirements. Liquidity risk in HSBC Holdings is overseen by
Holdings ALCO.
Notes on the financial statements

438	HSBC Holdings plc Annual Report and Accounts 2023
The following table shows, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and derivatives not treated as hedging derivatives). For this reason, balances in the following table do not agree directly with those in
HSBC Holdings balance sheet. Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Trading liabilities and derivatives not treated as hedging derivatives are included in the ‘Due not more than 1 month’ time bucket and not by contractual maturity.
In addition, loan and other credit-related commitments and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Amounts owed to HSBC undertakings	—	168	—	—	—	168
Financial liabilities designated at fair value	23	405	1,437	31,050	25,610	58,525
Derivatives	1,244	556	1,651	2,227	726	6,404
Debt securities in issue	—	680	4,787	46,909	27,745	80,121
Subordinated liabilities	46	2,163	1,360	8,239	30,862	42,670
Other financial liabilities	1,436	1,620	1,210	—	23	4,289
	2,749	5,592	10,445	88,425	84,966	192,177
Loan commitments	—	—	—	—	—	—
Financial guarantees[1]	—	—	—	—	—	—
At 31 Dec 2023	2,749	5,592	10,445	88,425	84,966	192,177

Amounts owed to HSBC undertakings	48	266	—	—	—	314
Financial liabilities designated at fair value	11	72	1,139	22,921	19,196	43,339
Derivatives	1,182	177	1,089	4,231	1,321	8,000
Debt securities in issue	—	544	4,899	44,608	32,540	82,591
Subordinated liabilities	46	161	1,068	8,262	27,045	36,582
Other financial liabilities	721	458	745	14	31	1,969
	2,008	1,678	8,940	80,036	80,133	172,795
Loan commitments	—	—	—	—	—	—
Financial guarantees[1]	—	—	—	—	—	—
At 31 Dec 2022	2,008	1,678	8,940	80,036	80,133	172,795
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied. Prior period comparatives have been restated. Refer to footnote 1 in Note 34.

31	Offsetting of financial assets and financial liabilities
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
In the following table, the ‘Amounts not set off in the balance sheet’ include transactions where:
–the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right to set off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and
–cash and non-cash collateral (debt securities and equities) has been received/pledged for derivatives and reverse repurchase/repurchase, stock borrowing/lending and similar agreements to cover net exposure in the event of a default or other predetermined events.
The effect of over-collateralisation is excluded.
‘Amounts not subject to enforceable netting agreements’ include contracts executed in jurisdictions where the rights of offset may not be upheld under the local bankruptcy laws, and transactions where a legal opinion evidencing enforceability of the right of offset may not have been sought, or may have been unable to obtain.
For risk management purposes, the net amounts of loans and advances to customers are subject to limits, which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure the legal right to set off remains appropriate.

HSBC Holdings plc Annual Report and Accounts 2023	439

Offsetting of financial assets and financial liabilities
	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[1]	Total
			Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non-cash collateral	Cash collateral	Net amount
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Derivatives (Note 15)[2]	341,473	(116,486)	224,987	(198,743)	(22,926)	3,318	4,727	229,714
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	29,152	(602)	28,550	(28,513)	(34)	3	2,633	31,183
– non-trading assets	365,922	(135,210)	230,712	(230,240)	(80)	392	21,653	252,365
Loans and advances to customers[4]	34,173	(15,792)	18,381	(15,613)	(93)	2,675	2	18,383
At 31 Dec 2023	770,720	(268,090)	502,630	(473,109)	(23,133)	6,388	29,015	531,645

Derivatives (Note 15)[2]	419,020	(140,987)	278,033	(236,372)	(36,486)	5,175	6,126	284,159
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	24,370	(236)	24,134	(24,105)	(29)	—	1,369	25,503
– non-trading assets	335,193	(102,888)	232,305	(231,432)	(449)	424	21,689	253,994
Loans and advances to customers[4]	28,336	(12,384)	15,952	(13,166)	—	2,786	267	16,219
At 31 Dec 2022[6]	806,919	(256,495)	550,424	(505,075)	(36,964)	8,385	29,451	579,875

Financial liabilities
Derivatives (Note 15)[2]	344,799	(116,486)	228,313	(198,640)	(23,748)	5,925	6,459	234,772
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	15,686	(172)	15,514	(15,453)	—	61	6	15,520
– non-trading liabilities	270,493	(135,640)	134,853	(134,095)	(669)	89	37,247	172,100
Customer accounts[6]	42,522	(15,792)	26,730	(15,613)	(93)	11,024	13	26,743
At 31 Dec 2023	673,500	(268,090)	405,410	(363,801)	(24,510)	17,099	43,725	449,135

Derivatives (Note 15)[2]	419,992	(140,987)	279,005	(239,234)	(29,276)	10,495	6,757	285,762
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	20,026	(236)	19,790	(19,790)	—	—	5	19,795
– non-trading liabilities	206,827	(102,888)	103,939	(103,296)	(249)	394	23,809	127,748
Customer accounts[6]	37,164	(12,384)	24,780	(13,166)	—	11,614	14	24,794
At 31 Dec 2022[6]	684,009	(256,495)	427,514	(375,486)	(29,525)	22,503	30,585	458,099
1These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.
2  At 31 December 2023, the amount of cash margin received that had been offset against the gross derivatives assets was $5,105m (2022 $8,357m).
The amount of cash margin paid that had been offset against the gross derivatives liabilities was $7,142m (2022: $10,918m).
3For the amount of repos, reverse repos, stock lending, stock borrowing and similar agreements recognised on the balance sheet within ‘Trading assets’ of $31,183m (2022: $25,503m) and ‘Trading liabilities’ of $15,520m (2022: $19,795m), see the ‘Funding sources and uses’ table on page 247.
4At 31 December 2023, the total amount of ‘Loans and advances to customers’ was $938,535m (2022: $923,561m), of which $18,381m (2022:
$15,952m) was subject to offsetting.
5From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data.
6At 31 December 2023, the total amount of ‘Customer accounts’ was $1,611,647m (2022: $1,570,303m), of which $26,730m (2022: $24,780m) was subject to offsetting.
Notes on the financial statements

440	HSBC Holdings plc Annual Report and Accounts 2023

32	Interest rate benchmark reform

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	GBP Libor[3]	JPY Libor	CDOR	TIIE	Others[1]
At 31 Dec 2023	$m	$m	$m	$m	$m	$m
Non-derivative financial assets[2]	2,644	45	—	2,132	3,961	1,941
Non-derivative financial liabilities	905	2,054	558	181	1,323	9
Derivative notional contract amount	12,013	—	—	134,636	32,836	11,821

At 31 Dec 2022
Non-derivative financial assets[2]	54,348	304	—	1,695	3,635	4,144
Non-derivative financial liabilities	25,564	1,804	1,179	176	—	—
Derivative notional contract amount	2,348,412	68	—	119,832	17,698	56,759
1Comprises financial instruments referencing other significant benchmark rates yet to transition to alternative benchmarks (euro Libor, SOR, THBFIX,
MIFOR, Sibor and Johannesburg interbank average rate (‘JIBAR’)). An announcement was made by the South African regulator during the first half of
2023 on the cessation of the JIBAR. Therefore, JIBAR is also included in ‘Others‘ during the current period.
2Gross carrying amount excluding allowances for expected credit losses.
3 Non-derivative assets exposure relates to contracts for clients requiring additional time for loan restructuring or repayment. The limited number of remaining contracts are expected to be transitioned prior to cessation of ‘synthetic’ GBP Libor from 31 March 2024. Non-derivative financial liabilities relate to MREL instruments that include references to GBP Libor in their contractual terms but are currently using a fixed interest rate. HSBC remains committed to seeking to remediate and/or mitigate the risks associated with these contracts by the relevant interest rate calculation dates.
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
–contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
–have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
–are recognised on HSBC’s consolidated balance sheet.

33	Called up share capital and other equity instruments
Called up share capital and share premium

HSBC Holdings ordinary shares of $0.50 each, issued and fully paid
	2023		2022
	Number	$m	Number	$m
At 1 Jan	20,293,607,410	10,147	20,631,520,439	10,316
Shares issued under HSBC employee share plans	10,778,479	5	10,226,221	5
Shares issued in lieu of dividends	—	—	—	—
Less: shares repurchased and cancelled	716,384,289	358	348,139,250	174
Less: treasury shares cancelled	325,273,407	163	—	—
At 31 Dec[1]	19,262,728,193	9,631	20,293,607,410	10,147

HSBC Holdings share premium
	2023	2022
	$m	$m
At 31 Dec	14,738	14,664

Total called up share capital and share premium
	2023	2022
	$m	$m
At 31 Dec	24,369	24,811
1All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.
HSBC Holdings non-cumulative preference share of £0.01
The one non-cumulative sterling preference share of £0.01 (‘sterling preference share’) has been in issue since 29 December 2010 and is held by a subsidiary of HSBC Holdings. Dividends are paid quarterly at the sole and absolute discretion of the Board. The sterling preference share carries no rights of conversion into ordinary shares of HSBC Holdings and no right to attend or vote at shareholder meetings of HSBC Holdings.
These securities can be redeemed by HSBC Holdings at any time, subject to prior approval by the PRA.

HSBC Holdings plc Annual Report and Accounts 2023	441
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
the securities, if the non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities, subject to anti-dilution adjustments.

HSBC’s additional tier 1 capital – contingent convertible securities in issue which are accounted for in equity
Original nominal amount (LCY)		First call date	2023	2022
			$m	$m
$2,250m	6.375% perpetual subordinated contingent convertible securities	Sep 2024	2,250	2,250
$2,450m	6.375% perpetual subordinated contingent convertible securities	Mar 2025	2,450	2,450
$3,000m	6.000% perpetual subordinated contingent convertible securities	May 2027	3,000	3,000
$2,350m	6.250% perpetual subordinated contingent convertible securities[1]	Mar 2023	—	2,350
$1,800m	6.500% perpetual subordinated contingent convertible securities	Mar 2028	1,800	1,800
$1,500m	4.600% perpetual subordinated contingent convertible securities[2]	Dec 2030	1,500	1,500
€1,000m	4.000% perpetual subordinated contingent convertible securitiess[3]	Mar 2026	1,000	1,000
$1,000m	4.700% perpetual subordinated contingent convertible securities[4]	Mar 2031	1,000	1,000
$2,000m	8.000% perpetual subordinated contingent convertible securities[5]	Mar 2028	1,980	—
€1,000m	6.000% perpetual subordinated contingent convertible securities[6]	Sep 2023	—	1,123
€1,250m	4.750% perpetual subordinated contingent convertible securities	Jul 2029	1,422	1,422
S$750m	5.000% perpetual subordinated contingent convertible securities[7]	Sep 2023	—	550
€1,000m	5.875% perpetual subordinated contingent convertible securities	Sep 2026	1,301	1,301
At 31 Dec			17,703	19,746
1  This security was called by HSBC Holdings on 30 January 2023 and redeemed and cancelled on 23 March 2023.
2  This security was issued by HSBC Holdings on 17 December 2020. The first call period commences six months prior to reset date of 17 June 2031.
3  This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six months prior to reset date of 9 September 2026.
4  This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six months prior to reset date of 9 September 2031.
5  This security was issued by HSBC Holdings on 7 March 2023. The first call period commences six months prior to reset date of 7 September 2028.
This security has been accounted for net of directly attributable transaction costs.
6  This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 29 September 2023.
7  This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 25 September 2023.
Shares under option
For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Savings-Related Share Option
Plan (UK), see Note 5.

Aggregate options outstanding under these plans
31 Dec 2023			31 Dec 2022
Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price	Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price
83,993,678	2022 to 2029	£2.6270–£5.4490	115,650,723	2021 to 2028	£2.6270–5.9640
Maximum obligation to deliver HSBC Holdings ordinary shares
At 31 December 2023, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements and the
HSBC International Employee Share Purchase Plan, together with long-term incentive awards and deferred share awards granted under the
HSBC Share Plan 2011, was 208,539,316 (2022: 240,612,019). The total number of shares at 31 December 2023 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 20,902,218 (2022: 12,315,711).
Notes on the financial statements

442	HSBC Holdings plc Annual Report and Accounts 2023

34	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings[1]
	2023	2022	2023	2022
	$m	$m	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	17,009	18,783	—	—
– performance and other guarantees	94,277	88,240	7,723	17,707
– other contingent liabilities	636	676	—	90
At 31 Dec	111,922	107,699	7,723	17,797
Commitments:[2]
– documentary credits and short-term trade-related transactions	7,818	8,241	—	—
– forward asset purchases and forward deposits placed	78,535	50,852	—	—
– standby facilities, credit lines and other commitments to lend	810,797	768,761	—	—
At 31 Dec	897,150	827,854	—	—
1  Guarantees by HSBC Holdings are in favour of other Group entities. These include contracts that provide protection against credit risk on a specified exposure but do not meet the definition of financial guarantees, which have been reclassified to ‘performance and other guarantees’. Prior period comparatives have been restated and the full balance reclassified.
2Includes $661,015m of commitments at 31 December 2023 (31 December 2022: $618,788m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
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
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 28 and 36.
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
Associates
HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $69.9bn at 31 December 2023 (2022:
$64.8bn). No matters arose where HSBC was severally liable.

35	Finance lease receivables
HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.
The table below excludes finance lease receivables reclassified on the balance sheet to ‘Assets held for sale’ in accordance with IFRS 5. Net investment in finance leases of $1,595m (2022: $1,502m) was reclassified to ‘Assets held for sale’ as a result of the planned sale of our banking business in Canada.

	2023			2022
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	$m	$m	$m	$m	$m	$m
Lease receivables:
No later than one year	2,355	(308)	2,047	2,159	(236)	1,923
One to two years	1,954	(249)	1,705	1,652	(201)	1,451
Two to three years	1,380	(189)	1,191	1,391	(161)	1,230
Three to four years	930	(153)	777	906	(131)	775
Four to five years	593	(132)	461	613	(112)	501
Later than one year and no later than five years	4,857	(723)	4,134	4,562	(605)	3,957
Later than five years	4,116	(838)	3,278	4,064	(736)	3,328
At 31 Dec	11,328	(1,869)	9,459	10,785	(1,577)	9,208

HSBC Holdings plc Annual Report and Accounts 2023	443

36	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2023 (see Note 28). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
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
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy
Court for the Southern District of New York (the ‘US Bankruptcy Court’).
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield’s claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern
District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield’s claims against HSBC
Private Bank (Suisse) SA and HSBC Securities Services Luxembourg (‘HSSL’) have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against HSBC Private Bank (Suisse) SA and HSSL are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation) brought an action against HSSL and Bank of Bermuda
(Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages.
Following dismissal of Primeo’s action by the Grand Court and Court of Appeal of the Cayman Islands, in 2019, Primeo appealed to the Judicial
Committee of the Privy Council. In November 2023, the Privy Council issued a judgment upholding the dismissal of Primeo’s claims. This matter is now closed.
Luxembourg litigation: In 2009, Herald Fund SPC (‘Herald’) (in liquidation) brought an action against HSSL before the Luxembourg District
Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In
2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The
Luxembourg District Court has dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and damages claims.
Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.
Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited
(‘Alpha Prime’) in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by
Senator Fund SPC (‘Senator’) before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC’s motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-
pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Notes on the financial statements

444	HSBC Holdings plc Annual Report and Accounts 2023
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European
Court of Justice dismissed an appeal by HSBC and upheld the EC’s findings on HSBC’s liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.
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
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint, but denied HSBC Bank plc’s application to dismiss.
The Competition Commission has appealed the dismissal of HSBC Bank USA to the Constitutional Court of South Africa.
Since 2015, various HSBC companies and other banks have been named as defendants in a putative class action in the US District Court for the
Southern District of New York filed by a group of retail customers who dealt in foreign exchange products. The plaintiffs allege that the defendants conspired to manipulate foreign exchange rates and seek damages for unspecified amounts. This action has been dismissed but remains pending on appeal.
In January 2023, HSBC Bank plc and HSBC Holdings reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking damages for unspecified amounts.
This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District
Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May
2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US
District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In
February 2023, the court reversed an earlier dismissal of the plaintiffs’ third amended complaint and this action, which seeks damages for unspecified amounts, is proceeding.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of
Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian
Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world are conducting investigations in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC continues to cooperate with these investigations.
In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and HSBC Germany also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

HSBC Holdings plc Annual Report and Accounts 2023	445
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-
competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC
Bank plc and HSBC Holdings; both HSBC companies are contesting the CMA’s allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
UK depositor protection arrangements investigation
In January 2022, the UK Prudential Regulation Authority (‘PRA’) commenced an investigation into HSBC Bank plc’s and HSBC UK Bank plc’s compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. In January 2024, the PRA
concluded its investigation and imposed a £57m fine on HSBC Bank plc and HSBC UK Bank plc, which has been paid, and this matter is now closed.
UK collections and recoveries investigation
Since 2019, the FCA has been investigating HSBC Bank plc’s, HSBC UK Bank plc’s and Marks and Spencer Financial Services plc’s compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. HSBC continues to cooperate with this investigation.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of this matter, which could be significant.
Korean short selling investigation
In December 2023, the Korean Securities and Futures Commission issued a decision to impose a fine on The Hongkong and Shanghai Banking
Corporation Limited in connection with trades in breach of Korean short selling rules and to refer the case to the Korean Prosecutors’ Office for investigation.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of this matter, which could be significant.
Silicon Valley Bank (‘SVB’) litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of
California against various HSBC companies and seven US-based HSBC employees who had previously worked for SVB. The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In January 2024, the court denied the defendants’ motion to dismiss in part and granted it in part, and directed the plaintiff to amend its complaint to specify its allegations as to each defendant. In February 2024, First Citizens filed its amended complaint. This action is ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Film Finance litigation
In June 2020, two separate investor groups issued claims against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited (‘PBGB’))
in the High Court of England and Wales seeking damages for unspecified amounts in connection with PBGB’s role in the development of
Eclipse film finance schemes. These actions are ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. HSBC Bank
USA has reached settlements with a number of plaintiffs to resolve nearly all of these lawsuits. The remaining two actions are pending in a New
York state court. HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2006 and 2017 and seeking damages for unspecified amounts. In February 2024, the US Court of Appeals for the Second Circuit reversed an earlier dismissal of this lawsuit and this matter is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Stanford litigation
Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of
Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
Notes on the financial statements

446	HSBC Holdings plc Annual Report and Accounts 2023
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various regulators and competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their ordinary course businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

37	Related party transactions
Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) as defined by IAS 24, close family members of KMP and entities that are controlled or jointly controlled by KMP or their close family members. KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings. These individuals also constitute ‘senior management’ for the purposes of the Hong Kong
Listing Rules. In applying IAS 24, it was determined that for this financial reporting period all KMP included Directors, former Directors and senior management listed on pages 275 to 282 except for the roles of Group Chief Legal Officer, Group Head of Internal Audit, Group Chief
Human Resources Officer, Group Chief Sustainability Officer, Group Head of Strategy, Group Chief Communications and Brand Officer, and
Group Company Secretary and Chief Governance Officer who do not meet the criteria for KMP as provided for in the standard.
Particulars of transactions with related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year is considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.
Key Management Personnel
Details of Directors’ remuneration and interests in shares are disclosed in the ‘Directors’ remuneration report’ on pages 315 to 342.
IAS 24 ‘Related Party Disclosures’ requires the following additional information for key management compensation.

Compensation of Key Management Personnel
	2023	2022	2021
	$m	$m	$m
Short-term employee benefits	51	52	50
Post-employment benefits	1	1	—
Other long-term employee benefits	10	8	6
Share-based payments	29	26	27
Year ended 31 Dec	91	87	83

Shareholdings, options and other securities of Key Management Personnel
	2023	2022
	(000s)	(000s)
Number of options held over HSBC Holdings ordinary shares under employee share plans	32	35
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	20,409	18,185
Number of other HSBC securities held	228	228
At 31 Dec	20,669	18,448

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2023		2022
	Balance at 31 Dec	Highest amounts outstanding during year	Balance at 31 Dec	Highest amounts outstanding during year
	$m	$m	$m	$m
Key Management Personnel
Advances and credits[1]	11	16	16	25
Deposits	60	130	53	123
1Advances and credits entered into by subsidiaries of HSBC Holdings plc during 2023 with Directors and former Directors, disclosed pursuant to section 413 of the Companies Act 2006, totalled $2.6m (2022: $2.5m).
Some of the transactions were connected transactions as defined by the Rules Governing The Listing of Securities on The Stock Exchange of
Hong Kong Limited, but were exempt from any disclosure requirements under the provisions of those rules. The above transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.

HSBC Holdings plc Annual Report and Accounts 2023	447
Associates and joint ventures
The Group provides certain banking and financial services to associates and joint ventures including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 18.

Transactions and balances during the year with associates and joint ventures
	2023		2022
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Unsubordinated amounts due from joint ventures	98	94	140	90
Unsubordinated amounts due from associates	7,907	5,910	7,378	6,594
Amounts due to associates	3,002	1,668	2,548	1,295
Amounts due to joint ventures	95	61	57	53
Fair value of derivative assets with associates	1,514	795	1,205	841
Fair value of derivative liabilities with associates	4,388	2,962	4,319	3,648
Guarantees and commitments	503	331	513	293
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
At 31 December 2023, $3.1bn (2022: $2.9bn) of HSBC post-employment benefit plan assets were under management by HSBC companies, earning management fees of $13m in 2023 (2022: $13m). At 31 December 2023, HSBC’s post-employment benefit plans had placed deposits of $402m (2022: $369m) with its banking subsidiaries, earning interest payable to the schemes of $2m (2022: nil). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
The combined HSBC Bank (UK) Pension Scheme enters into swap transactions with HSBC to manage inflation and interest rate sensitivity of its liabilities and selected assets. At 31 December 2023, the gross notional value of the swaps was $7.1bn (2022: $6.6bn). These swaps had a positive fair value to the scheme of $0.5bn (2022: $0.5bn); and HSBC had delivered collateral of $0.6bn (2022: $0.5bn) to the scheme in respect of these arrangements. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.
HSBC Holdings
Details of HSBC Holdings’ subsidiaries are shown in Note 40.

Transactions and balances during the year with subsidiaries
	2023		2022
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Assets
Cash and balances with HSBC undertakings	8,396	7,029	7,421	3,210
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	60,309	59,879	52,322	52,322
Derivatives	4,010	3,344	5,380	3,801
Loans and advances to HSBC undertakings	28,213	27,354	26,765	26,765
Prepayments, accrued income and other assets	7,417	5,145	4,893	4,803
Investments in subsidiaries	167,542	159,478	167,542	167,542
Total related party assets at 31 Dec	275,887	262,229	264,323	258,443
Liabilities
Amounts owed to HSBC undertakings	179	168	314	314
Derivatives	9,309	6,090	8,318	6,922
Accruals, deferred income and other liabilities	505	341	1,375	429
Subordinated liabilities	927	913	900	900
Total related party liabilities at 31 Dec	10,920	7,512	10,907	8,565
Guarantees and commitments	7,723	7,723	17,707	17,707
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company.
HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 5.
Notes on the financial statements

448	HSBC Holdings plc Annual Report and Accounts 2023

38	Effects of adoption of IFRS 17
On 1 January 2023, the Group adopted IFRS 17 ‘Insurance Contracts’, and as required by the standard applied the requirements retrospectively, with comparatives restated from the transition date, 1 January 2022. The tables below provide the transition restatement impact on the Group’s consolidated balance sheet as at 1 January 2022, as well as the Group consolidated income statement and the Group consolidated statement of comprehensive income for the year ended 31 December 2022.
Further information about the effect of the adoption of IFRS 17 is provided in Note 1 ‘Basis of preparation and material accounting policies’ on page 368.
IFRS 17 transition impact on the Group consolidated balance sheet at 1 January 2022

	Under IFRS 4	Removal of PVIF and IFRS 4 balances	Remeasure- ment effect of IFRS 9 re- designations	Recognition of IFRS 17 fulfilment cash flows	Recognition of IFRS 17 contractual service margin	Tax effect	Under IFRS 17	Total movements
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,804	—	60,991	—	—	—	110,795	60,991
Loans and advances to banks	83,136	—	(569)	—	—	—	82,567	(569)
Loans and advances to customers	1,045,814	—	(1,280)	—	—	—	1,044,534	(1,280)
Financial investments	446,274	—	(54,269)	—	—	—	392,005	(54,269)
Goodwill and intangible assets	20,622	(9,453)	—	—	—	—	11,169	(9,453)
Deferred tax assets	4,624	—	—	—	—	808	5,432	808
All other assets	1,307,665	(4,468)	—	4,198	(105)	—	1,307,290	(375)
Total assets	2,957,939	(13,921)	4,873	4,198	(105)	808	2,953,792	(4,147)
Liabilities and equity
Liabilities
Insurance contract liabilities	112,745	(112,745)	—	109,393	9,914	—	119,307	6,562
Deferred tax liabilities	4,673	—	—	—	—	(1,379)	3,294	(1,379)
All other liabilities	2,633,744	78	—	1,102	(51)	—	2,634,873	1,129
Total liabilities	2,751,162	(112,667)	—	110,495	9,863	(1,379)	2,757,474	6,312
Total shareholders’ equity	198,250	92,738	4,558	(99,631)	(8,847)	1,947	189,015	(9,235)
Non-controlling interests	8,527	6,008	315	(6,666)	(1,121)	240	7,303	(1,224)
Total equity	206,777	98,746	4,873	(106,297)	(9,968)	2,187	196,318	(10,459)
Total liabilities and equity	2,957,939	(13,921)	4,873	4,198	(105)	808	2,953,792	(4,147)
Transition drivers
Removal of PVIF and IFRS 4 balances
The PVIF intangible asset of $9,453m previously reported under IFRS 4 within ‘Goodwill and intangible assets’ arose from the upfront recognition of future profits associated with in-force insurance contracts. The PVIF intangible asset is no longer reported following the transition to IFRS 17, as future profits are deferred within the CSM. Other IFRS 4 insurance contract assets (shown above within ‘All other assets’) and insurance contract liabilities are removed on transition, to be replaced with IFRS 17 balances.
Remeasurement effect of IFRS 9 re-designations
Loans and advances of $1,849m and debt securities of $53,201m, both supporting associated insurance liabilities, were re-designated from an amortised cost classification to fair value through profit and loss. Debt securities supporting the associated insurance liabilities of $1,068m were reclassified from fair value through other comprehensive income to fair value through profit or loss. The re-designations were made in order to more closely align the asset accounting with the valuation of the associated insurance liabilities. The re-designation of amortised cost assets generated a net increase to assets of $4,873m because the fair value measurement on transition was higher than the previous amortised cost carrying amount.
Recognition of the IFRS 17 fulfilment cash flows
The measurement of the insurance contracts liabilities under IFRS 17 is based on groups of insurance contracts and includes a liability for fulfilling the insurance contracts, such as premiums, directly attributable expenses, insurance benefits and claims including policyholder returns and the cost of guarantees. These are recorded within the fulfilment cash flow component of the insurance contract liability, together with the risk adjustment for non-financial risk.
Recognition of the IFRS 17 contractual service margin
The CSM is a component of the insurance contract liability and represents the future unearned profit associated with insurance contracts that will be released to the profit and loss over the expected coverage period.
Tax effect
The removal of deferred tax liabilities primarily results from the removal of the associated PVIF intangible asset, and new deferred tax assets are reported, where appropriate, on temporary differences between the new IFRS 17 accounting balances and their associated tax bases.

HSBC Holdings plc Annual Report and Accounts 2023	449

IFRS 17 transition impact on the reported Group consolidated income statement for the year ended 31 December 2022
	Under IFRS 4	Removal of PVIF and IFRS 4 balances	Remeasure- ment effect of IFRS 9 re- designations	Insurance finance income/ expense	Contrac - tual service margin	Onerous contracts	Experience variance and other	Attribut- able expenses	Tax effect	Under IFRS 17
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	32,610	—	(2,233)	—	—	—	—	—	—	30,377
Net fee income	11,451	—	—	—	—	—	—	319	—	11,770
Net income from financial instruments held for trading or managed on a fair value basis	10,469	—	(191)	—	—	—	—	—	—	10,278
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,394)	—	(10,437)	—	—	—	—	—	—	(13,831)
Net insurance premium income	12,825	(12,825)	—	—	—	—	—	—	—	—
Insurance finance income/(expense)	—	—	—	13,799	—	—	—	—	—	13,799
Insurance service result	—	—	—	—	965	(186)	30	—	—	809
– insurance revenue	—	—	—	—	965	—	1,012	—	—	1,977
– insurance service expense	—	—	—	—	—	(186)	(982)	—	—	(1,168)
Other operating income/(loss)	(2,365)	(265)	—	48	—	—	—	—	—	(2,582)
Total operating income	61,596	(13,090)	(12,861)	13,847	965	(186)	30	319	—	50,620
Net insurance claims and benefits paid and movement in liabilities to policyholders	(9,869)	9,869	—	—	—	—	—	—	—	—
Net operating income before change in expected credit losses and other credit impairment charges	51,727	(3,221)	(12,861)	13,847	965	(186)	30	319	—	50,620
Change in expected credit losses and other credit impairment charges	(3,592)	—	8	—	—	—	—	—	—	(3,584)
Net operating income	48,135	(3,221)	(12,853)	13,847	965	(186)	30	319	—	47,036
Total operating expenses	(33,330)	—	—	—	—	—	—	629	—	(32,701)
Operating profit	14,805	(3,221)	(12,853)	13,847	965	(186)	30	948	—	14,335
Share of profit in associates and joint ventures	2,723	—	—	—	—	—	—	—	—	2,723
Profit before tax	17,528	(3,221)	(12,853)	13,847	965	(186)	30	948	—	17,058
Tax expense	(858)	—	—	—	—	—	—	—	49	(809)
Profit for the period	16,670	(3,221)	(12,853)	13,847	965	(186)	30	948	49	16,249

Transition drivers
Removal of IFRS 4-based revenue items
As a result of the removal of the PVIF intangible asset and IFRS 4 results, the associated revenue of $265m for the year ended 31 December
2022 that was previously reported within ‘Other operating income/(loss)’ is no longer reported under IFRS 17. This includes the removal of the value of new business and changes to PVIF intangible asset from valuation adjustments and experience variances.
On the implementation of IFRS 17, new income statement line items associated with insurance contract accounting were introduced.
Consequently, the previously reported IFRS 4 line items ‘Net insurance premium income’ and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’ were also removed.
Remeasurement effect of IFRS 9 re-designations
Following the re-designation of financial assets supporting associated insurance liabilities to fair value through profit or loss classification, the related income statement reporting also changed. Under our previous IFRS 4-based reporting convention, these assets generated interest income of $2,233m for the year ended 31 December 2022, which is no longer reported in ‘Net interest income’ under IFRS 17. To the extent that this interest income was shared with policyholders, the corresponding policyholder sharing obligation was previously included within the
‘net insurance claims and benefits paid and movement in liabilities to policyholders’ line.
Following re-designation to fair value through profit or loss, gains and losses from changes in the fair value of underlying assets, together with interest income earned, are both reported within ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’. Similar to an IFRS 4 basis, IFRS 17 accounting provides for an offset. While this offset was reported within the claims line under IFRS 4, under IFRS 17 it is reported within the ‘Insurance finance income/(expense)’ line described below.
Notes on the financial statements

450	HSBC Holdings plc Annual Report and Accounts 2023
Introduction of IFRS 17 income statement
Insurance finance income/(expense)
Insurance finance income/(expense) of $13,799m for the year ended 31 December 2022 represents the change in the carrying amount of insurance contracts arising from the effect of, and changes in, the time value of money and financial risk. For variable fee approach contracts, which represent more than 90% of HSBC’s insurance contracts, the insurance finance income/(expense) includes the changes in the fair value of underlying items (excluding additions and withdrawals). It therefore has an offsetting impact to investment income earned on underlying assets supporting insurance contracts. This includes an offsetting impact to the gains and losses on assets re-designated on transition to fair value through profit or loss, and which is now included in ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Contractual service margin
Revenue is recognised for the release of the CSM associated with the in-force business, which was allocated at a rate of approximately 9%
during 2022. The CSM release is largely impacted by the constant measure allocation approach for investment services, but may vary over time primarily due to changes in the total amount of CSM reported on the balance sheet from factors such as new business written, the Group’s share of investment experience, or changes to assumptions.
Onerous contracts
Losses on onerous contracts are taken to the income statement as incurred.
Experience variance and other
‘Experience variance and other’ represents the expected expenses, claims and recovery of acquisition cash flows, which are reported as part of the insurance revenue. This is offset with the actual expenses and claims incurred in the year and amortisation of acquisition cash flows, which are reported as part of insurance service expense.
Attributable expenses
Directly attributable expenses are the costs associated with originating and fulfilling an identified portfolio of insurance contracts. These costs include distribution fees paid to third parties as part of originating insurance contracts together with appropriate allocations of fixed and variable overheads, which are included within the fulfilment cash flows and are no longer shown on the operating expenses line, whereas non-
attributable expenses remain in the operating expenses.
IFRS 17 transition impact on the Group comprehensive income

	Year ended 31 Dec 2022
	Under IFRS 17	Under IFRS 4
	$m	$m
Total equity at 1 Jan	196,318	206,777
of which
– retained earnings	135,236	144,458
– financial assets at FVOCI reserve	49	(634)
– insurance finance reserve	(696)	—
Profit for the period	16,249	16,670
Debt instruments at fair value through other comprehensive income	(7,232)	(5,468)
Equity instruments designated at fair value through other comprehensive income	107	107
Insurance finance income recognised in other comprehensive income	1,775	—
Other comprehensive expense for the period, net of tax	(11,892)	(11,940)
Total comprehensive (expense)/income for the period	(993)	(631)
Other movements	(10,128)	(10,118)
Total equity at 31 Dec	185,197	196,028
Transition drivers
Insurance finance reserve
The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in
France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in OCI. At the transition date an insurance finance reserve of $696m was recognised and following transition, gains net of tax of $1,775m were recorded in the year ended 31 December 2022. An offsetting fair value through other comprehensive income reserve of $683m recorded on transition represents the accumulated fair value movements on assets supporting these insurance contract liabilities, with associated losses net of tax of $1,898m recorded within the fair value through other comprehensive income reserve for the year ended 31 December 2022.

HSBC Holdings plc Annual Report and Accounts 2023	451

Group‘s consolidated balance sheet at the transition date and at 31 December 2022
	Under IFRS 17		Under IFRS 4
	31 Dec	1 Jan	31 Dec	1 Jan
	2022	2022	2022	2022
	$m	$m	$m	$m
Assets
Cash and balances at central banks	327,002	403,018	327,002	403,018
Items in the course of collection from other banks	7,297	4,136	7,299	4,136
Hong Kong Government certificates of indebtedness	43,787	42,578	43,787	42,578
Trading assets	218,093	248,842	218,093	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	100,101	110,795	45,063	49,804
Derivatives	284,159	196,882	284,146	196,882
Loans and advances to banks	104,475	82,567	104,882	83,136
Loans and advances to customers	923,561	1,044,534	924,854	1,045,814
Reverse repurchase agreements – non-trading	253,754	241,648	253,754	241,648
Financial investments	364,726	392,005	425,563	446,274
Assets held for sale	115,919	3,411	115,919	3,411
Prepayments, accrued income and other assets	156,149	136,196	156,865	136,571
Current tax assets	1,230	970	1,230	970
Interests in associates and joint ventures	29,254	29,609	29,254	29,609
Goodwill and intangible assets	11,419	11,169	21,321	20,622
Deferred tax assets	8,360	5,432	7,498	4,624
Total assets	2,949,286	2,953,792	2,966,530	2,957,939
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	43,787	42,578	43,787	42,578
Deposits by banks	66,722	101,152	66,722	101,152
Customer accounts	1,570,303	1,710,574	1,570,303	1,710,574
Repurchase agreements – non-trading	127,747	126,670	127,747	126,670
Items in the course of transmission to other banks	7,864	5,214	7,864	5,214
Trading liabilities	72,353	84,904	72,353	84,904
Financial liabilities designated at fair value	127,321	145,503	127,327	145,502
Derivatives	285,762	191,064	285,764	191,064
Debt securities in issue	78,149	78,557	78,149	78,557
Liabilities of disposal groups held for sale	114,597	9,005	114,597	9,005
Accruals, deferred income and other liabilities	134,313	115,900	133,240	114,773
Current tax liabilities	1,135	699	1,135	698
Insurance contract liabilities	108,816	119,307	114,844	112,745
Provisions	1,958	2,566	1,958	2,566
Deferred tax liabilities	972	3,294	2,422	4,673
Subordinated liabilities	22,290	20,487	22,290	20,487
Total liabilities	2,764,089	2,757,474	2,770,502	2,751,162
Equity
Called up share capital	10,147	10,316	10,147	10,316
Share premium account	14,664	14,602	14,664	14,602
Other equity instruments	19,746	22,414	19,746	22,414
Other reserves	(9,133)	6,447	(9,141)	6,460
Retained earnings	142,409	135,236	152,068	144,458
Total shareholders‘ equity	177,833	189,015	187,484	198,250
Non-controlling interests	7,364	7,303	8,544	8,527
Total equity	185,197	196,318	196,028	206,777
Total liabilities and equity	2,949,286	2,953,792	2,966,530	2,957,939
Notes on the financial statements

452	HSBC Holdings plc Annual Report and Accounts 2023

39	Events after the balance sheet date
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking business in France to CCF, a subsidiary of Promontoria
MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement. In the fourth quarter of 2023, a loss of $2.0bn was recognised upon reclassification to held for sale, in accordance with IFRS 5, which net of the $2.1bn partial reversal of impairment recognised in the first quarter of 2023, gave rise to a net reversal of impairment recognised in the year of $0.1bn.
On 30 January 2024, the PRA concluded its investigation into HSBC Bank plc’s and HSBC UK Bank plc’s compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. The PRA imposed a fine of $73m (£57m) on these entities, which was fully provided for as at 31 December 2023, and has now been paid.
On 31 January 2024, HSBC Global Asset Management Limited, through its indirect subsidiary HSBC Global Asset Management Singapore
Limited, completed the acquisition of the Asia-Pacific-focused real estate investment manager Silkroad Property Partners Pte Ltd. HSBC Global
Asset Management Limited also acquired Silkroad’s affiliated General Partner entities as part of the transaction.
On 6 February 2024, HSBC Europe B.V., an indirect subsidiary of HSBC Holdings plc, signed an agreement to sell HSBC Bank Armenia CJSC, its wholly-owned subsidiary, to Ardshinbank CJSC subject to regulatory approvals. The transaction is expected to complete within the next 12 months.
A fourth interim dividend for 2023 of $0.31 per ordinary share (a distribution of approximately $5,913m) was approved by the Directors after
31 December 2023. On 21 February 2024, HSBC Holdings announced a share buy-back programme to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete by our first quarter 2024 results announcement.
HSBC Holdings called $2,500m 3.803% and $500m floating rate senior unsecured debt securities on 25 January 2024. These securities are expected to be redeemed and cancelled on 11 March 2024. These accounts were approved by the Board of Directors on 21 February 2024 and authorised for issue.

40	HSBC Holdings’ subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Holdings plc subsidiaries, joint ventures and associates, the registered office addresses and the effective percentages of equity owned at 31 December 2023 are disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares that are held by Group subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC unless otherwise indicated.

HSBC Holdings plc Annual Report and Accounts 2023	453
Subsidiaries

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
452 TALF SPV LLC	100.00		1, 15
AI Nominees (UK) One Limited	100.00		1, 16
AI Nominees (UK) Two Limited	100.00		116
Almacenadora Banpacifico S.A. (In Liquidation)	99.99		17
Assetfinance December (F) Limited	100.00		18
Assetfinance December (H) Limited	100.00		16
Assetfinance December (P) Limited	100.00		16
Assetfinance December (R) Limited	100.00		16
Assetfinance June (A) Limited	100.00		16
Assetfinance June (D) Limited	100.00		18
Assetfinance Limited (In Liquidation)	100.00		19
Assetfinance March (B) Limited	100.00		20
Assetfinance March (D) Limited	100.00		18
Assetfinance March (F) Limited	100.00		16
Assetfinance September (F) Limited	100.00		16
Assetfinance September (G) Limited	100.00		18
B&Q Financial Services Limited	100.00		16
Banco HSBC S.A.	100.00		21
Banco Nominees (Guernsey) Limited	100.00		22
Banco Nominees 2 (Guernsey) Limited	100.00		22
Banco Nominees Limited	100.00		23
Beau Soleil Limited Partnership	N/A		0, 24
Beijing HSBC Real Estate Leasing Company Limited	100.00		1, 12, 25
Beijing Miyun HSBC Rural Bank Company Limited	100.00		12, 26
BentallGreenOak China Real Estate Investments, L.P.	N/A		0, 1, 27
Canada Crescent Nominees (UK) Limited	100.00		16
Canada Square Nominees (UK) Limited	100.00		16
Canada Water Nominees (UK) Limited (In Liquidation)	100.00		19
Capco/Cove, Inc.	100.00		28
Card-Flo #1, Inc.	100.00		15
Card-Flo #3, Inc.	100.00		15
CC&H Holdings LLC	100.00		29
CCF & Partners Asset Management Limited	100.00	(99.99)	16
CCF Holding (Liban) S.A.L. (In Liquidation)	74.99		30
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	16
Charterhouse Management Services Limited	100.00	(99.99)	16
Charterhouse Pensions Limited	100.00		16
Chongqing Dazu HSBC Rural Bank Company Limited	100.00		12, 31
Chongqing Fengdu HSBC Rural Bank Company Limited	100.00		12, 32
Chongqing Rongchang HSBC Rural Bank Company Limited	100.00		12, 33
COIF Nominees Limited	N/A		0, 16
Corsair IV Financial Services Capital Partners - B LP	N/A		0, 1, 34
Dalian Pulandian HSBC Rural Bank Company Limited	100.00		12, 35
Decision One Mortgage Company, LLC	N/A		0, 36
Dempar 1	100.00	(99.99)	4, 37
Desarrollo Turistico, S.A. de C.V. (In Liquidation)	100.00	(99.99)	17
Electronic Data Process México, S.A. de C.V.	100.00		1, 38
Eton Corporate Services Limited	100.00		22
Flandres Contentieux S.A.	100.00	(99.99)	4, 37
Foncière Elysées	100.00	(99.99)	4, 37
Fujian Yongan HSBC Rural Bank Company Limited	100.00		12, 39
Fulcher Enterprises Company Limited	100.00	(62.14)	40
Fundacion HSBC, A.C.	100.00	(99.99)	11, 17
Giller Ltd.	100.00		28

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
GPIF Co-Investment, LLC	N/A		0, 15
Griffin International Limited	100.00		16
Grupo Financiero HSBC, S. A. de C. V.	99.99		17
Guangdong Enping HSBC Rural Bank Company Limited	100.00		12, 41
Guangzhou HSBC Real Estate Company Ltd (广州汇丰房地产有限公司)	100.00		1, 12, 42
Hang Seng (Nominee) Limited	100.00	(62.14)	40
Hang Seng Bank (China) Limited	N/A		0, 12, 43
Hang Seng Bank (Trustee) Limited	100.00	(62.14)	40
Hang Seng Bank Limited	62.14		40
Hang Seng Bullion Company Limited	100.00	(62.14)	40
Hang Seng Credit Limited	100.00	(62.14)	40
Hang Seng Data Services Limited	100.00	(62.14)	40
Hang Seng Finance Limited	100.00	(62.14)	40
Hang Seng Financial Information Limited	100.00	(62.14)	40
Hang Seng Indexes (Netherlands) B.V.	N/A		0, 1, 44
Hang Seng Indexes Company Limited	100.00	(62.14)	40
Hang Seng Insurance Company Limited	100.00	(62.14)	40
Hang Seng Investment Management Limited	100.00	(62.14)	40
Hang Seng Investment Services Limited	100.00	(62.14)	40
Hang Seng Qianhai Fund Management Company Limited	N/A		0, 12, 45
Hang Seng Real Estate Management Limited	100.00	(62.14)	40
Hang Seng Securities Limited	100.00	(62.14)	40
Hang Seng Security Management Limited	100.00	(62.14)	40
HASE Wealth Limited	100.00	(62.14)	1, 40
Haseba Investment Company Limited	100.00	(62.14)	40
HFC Bank Limited (In Liquidation)	100.00		19
High Time Investments Limited	100.00	(62.14)	40
HLF	100.00	(99.99)	4, 37
Honey Blue Enterprises Limited (亨京企業有 限公司)	100.00		1, 46
Honey Green Enterprises Ltd.	100.00		47
Honey Grey Enterprises Limited (亨穗企業有 限公司)	100.00		1, 48
Honey Silver Enterprises Limited (亨深企業有 限公司)	100.00		1, 48
Household International Europe Limited (In Liquidation)	100.00		5, 49
Household Pooling Corporation	100.00		50
Housing (USA) LLP	N/A		0, 1, 29
HSBC (BGF) Investments Limited	100.00		16
HSBC (General Partner) Limited	100.00		2, 51
HSBC (Guernsey) GP PCC Limited	100.00		22
HSBC (Kuala Lumpur) Nominees Sdn Bhd	100.00		52
HSBC (Malaysia) Trustee Berhad	100.00		53
HSBC (Singapore) Nominees Pte Ltd	100.00		54
HSBC Agency (India) Private Limited	100.00		55
HSBC Alternative Investments Limited	100.00		16
HSBC Amanah Malaysia Berhad	100.00		52
HSBC Americas Corporation (Delaware)	100.00		15
HSBC Argentina Holdings S.A.	100.00		56
HSBC Asia Holdings B.V.	100.00		16
HSBC Asia Holdings Limited	100.00		2, 48
HSBC Asia Pacific Holdings (UK) Limited	100.00		5, 16
HSBC Asset Finance (UK) Limited	100.00		16
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		16
HSBC Asset Management (Fund Services UK) Limited	100.00		1, 16
HSBC Asset Management (India) Private Limited	99.99		3, 57
HSBC Asset Management (Japan) Limited	100.00		58
HSBC Assurances Vie (France)	100.00	(99.99)	4, 59
HSBC Australia Holdings Pty Limited	100.00		5, 60
Notes on the financial statements

454	HSBC Holdings plc Annual Report and Accounts 2023

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC BANK (CHILE)	100.00		61
HSBC Bank (China) Company Limited	N/A		0, 12, 62
HSBC Bank (General Partner) Limited	100.00		51
HSBC Bank (Mauritius) Limited	100.00		63
HSBC Bank (RR) (Limited Liability Company)	N/A		0, 13, 64
HSBC Bank (Singapore) Limited	100.00		54
HSBC Bank (Taiwan) Limited	100.00		65
HSBC Bank (Uruguay) S.A.	100.00		66
HSBC Bank (Vietnam) Ltd.	100.00		67
HSBC Bank A.S.	100.00	(99.99)	68
HSBC Bank Argentina S.A.	99.99		56
HSBC Bank Armenia cjsc	100.00		69
HSBC Bank Australia Limited	100.00		60
HSBC Bank Bermuda Limited	100.00		23
HSBC Bank Canada	100.00		3, 70
HSBC Bank Capital Funding (Sterling 1) LP	N/A		0, 51
HSBC Bank Capital Funding (Sterling 2) LP	N/A		0, 51
HSBC Bank Egypt S.A.E	99.62	(94.54)	71
HSBC Bank Malaysia Berhad	100.00		3, 52
HSBC Bank Malta p.l.c.	70.03		72
HSBC Bank Middle East Limited	100.00		3, 73
HSBC Bank Middle East Limited Representative Office Morocco SARL (In Liquidation)	100.00		74
HSBC Bank Pension Trust (UK) Limited	100.00		16
HSBC Bank plc	100.00		2, 3, 16
HSBC Bank USA, National Association	100.00		3, 75
HSBC Branch Nominee (UK) Limited	100.00		18
HSBC Brasil Holding S.A.	100.00		21
HSBC Broking Forex (Asia) Limited	100.00		48
HSBC Broking Futures (Asia) Limited	100.00		48
HSBC Broking Futures (Hong Kong) Limited	100.00		48
HSBC Broking Securities (Asia) Limited	100.00		48
HSBC Broking Securities (Hong Kong) Limited	100.00		48
HSBC Broking Services (Asia) Limited	100.00		48
HSBC Canadian Covered Bond (Legislative) GP Inc.	100.00		76
HSBC Canadian Covered Bond (Legislative) Guarantor Limited Partnership	N/A		0, 76
HSBC Capital (USA), Inc.	100.00		3, 15
HSBC Capital Funding (Dollar 1) L.P.	N/A		0, 51
HSBC Card Services Inc.	100.00		15
HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC	100.00	(99.99)	17
HSBC Cayman Limited	100.00		192
HSBC Cayman Services Limited	100.00		77
HSBC City Funding Holdings (In Liquidation)	100.00		19
HSBC Client Holdings Nominee (UK) Limited	100.00		16
HSBC Client Nominee (Jersey) Limited	100.00		78
HSBC Columbia Funding, LLC	N/A		0, 15
HSBC Continental Europe	99.99		4, 37
HSBC Corporate Advisory (Malaysia) Sdn Bhd	100.00		52
HSBC Corporate Finance (Hong Kong) Limited	100.00		48
HSBC Corporate Secretary (UK) Limited	100.00		1, 2, 16
HSBC Corporate Services (Shanghai) Co., Ltd	N/A		0, 1, 79
HSBC Corporate Trustee Company (UK) Limited	100.00		16
HSBC Custody Nominees (Australia) Limited	100.00		60
HSBC Custody Services (Guernsey) Limited	100.00		22
HSBC Daisy Investments (Mauritius) Limited	100.00		80
HSBC Diversified Loan Fund General Partner Sarl	N/A		0, 81
HSBC Electronic Data Processing (Guangdong) Limited	N/A		0, 12, 82
HSBC Electronic Data Processing (Malaysia) Sdn Bhd	100.00		83
HSBC Electronic Data Processing (Philippines), Inc.	99.99		84

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Electronic Data Processing India Private Limited	100.00		85
HSBC Electronic Data Processing Lanka (Private) Limited	100.00		86
HSBC Electronic Data Service Delivery (Egypt) S.A.E.	100.00		87
HSBC Epargne Entreprise (France)	100.00	(99.99)	4, 59
HSBC Equipment Finance (UK) Limited	100.00		18
HSBC Equity (UK) Limited	100.00		16
HSBC Europe B.V.	100.00		16
HSBC Executor & Trustee Company (UK) Limited	100.00		18
HSBC Factoring (France)	100.00	(99.99)	4, 37
HSBC Finance (Netherlands)	100.00		2, 16
HSBC Finance Corporation	100.00		3, 15
HSBC Finance Limited	100.00		16
HSBC Finance Mortgages Inc.	100.00		88
HSBC Finance Transformation (UK) Limited	100.00		16
HSBC Financial Advisors Singapore Pte. Ltd.	100.00		1, 54
HSBC Financial Services (Lebanon) s.a.l.	99.80		89
HSBC Financial Services (Uruguay) S.A. (In Liquidation)	100.00		90
HSBC FinTech Services (Shanghai) Company Limited	N/A		0, 1, 91
HSBC Global Asset Management (Bermuda) Limited	100.00		3, 23
HSBC Global Asset Management (Canada) Limited	100.00		70
HSBC Global Asset Management (Deutschland) GmbH	100.00	(99.99)	6, 92
HSBC Global Asset Management (France)	100.00	(99.99)	4, 59
HSBC Global Asset Management (Hong Kong) Limited	100.00		24
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	93
HSBC Global Asset Management (México), S.A. de C.V., Sociedad Operadora de Fondos de Inversión, Grupo Financiero HSBC	100.00	(99.99)	17
HSBC Global Asset Management (Singapore) Limited	100.00		54
HSBC Global Asset Management (Switzerland) AG	100.00		4, 94
HSBC Global Asset Management (Taiwan) Limited	100.00		95
HSBC Global Asset Management (UK) Limited	100.00		16
HSBC Global Asset Management (USA) Inc.	100.00		96
HSBC Global Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	100.00	(99.99)	97
HSBC Global Asset Management Holdings (Bahamas) Limited	100.00		98
HSBC Global Asset Management Limited	100.00		2, 16
HSBC Global Custody Nominee (UK) Limited	100.00		16
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		1, 16
HSBC Global Services (Canada) Limited	100.00		88
HSBC Global Services (China) Holdings Limited	100.00		16
HSBC Global Services (Hong Kong) Limited	100.00		99
HSBC Global Services (UK) Limited	100.00		16
HSBC Global Services Limited	100.00		2, 16
HSBC Group Management Services Limited	100.00		16
HSBC Group Nominees UK Limited	100.00		2, 16
HSBC Holdings B.V.	100.00		16
HSBC IM Pension Trust Limited	100.00		16
HSBC Infrastructure Debt GP 1 S.à r.l.	N/A		0, 1, 100
HSBC Infrastructure Debt GP 2 S.à r.l.	N/A		0, 1, 100

HSBC Holdings plc Annual Report and Accounts 2023	455

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Infrastructure Limited (In Liquidation)	100.00		19
HSBC Innovation Bank Limited	100.00		1, 101
HSBC INSN (Non Operating) Pte. Ltd. (In Liquidation)	100.00		54
HSBC Institutional Trust Services (Asia) Limited	100.00		48
HSBC Institutional Trust Services (Bermuda) Limited	100.00		23
HSBC Institutional Trust Services (Mauritius) Limited	100.00		102
HSBC Institutional Trust Services (Singapore) Limited	100.00		54
HSBC Insurance (Asia-Pacific) Holdings Limited	100.00		103
HSBC Insurance (Asia) Limited	100.00		104
HSBC Insurance (Bermuda) Limited	100.00		105
HSBC Insurance Agency (USA) Inc.	100.00		106
HSBC Insurance Brokerage Company Limited	N/A		0, 1, 107
HSBC Insurance Brokers Greater China Limited	100.00		1, 108
HSBC Insurance Holdings Limited (In Liquidation)	100.00		2, 16
HSBC Insurance SAC 1 (Bermuda) Limited	100.00		23
HSBC Insurance SAC 2 (Bermuda) Limited	100.00		1, 109
HSBC Insurance Services Holdings Limited	100.00		16
HSBC International Finance Corporation (Delaware)	100.00		110
HSBC International Trustee (BVI) Limited	100.00		10, 111
HSBC International Trustee (Holdings) Pte. Limited	100.00		54
HSBC International Trustee Limited	100.00		112
HSBC Inversiones S.A.	100.00		61
HSBC InvestDirect (India) Private Limited	99.99		57
HSBC InvestDirect Financial Services (India) Limited	99.99		57
HSBC InvestDirect Sales & Marketing (India) Limited	98.99		113
HSBC InvestDirect Securities (India) Private Limited	99.99		57
HSBC Investment and Insurance Brokerage, Philippines Inc.	99.99		114
HSBC Investment Bank Holdings B.V.	100.00		16
HSBC Investment Bank Holdings Limited	100.00		16
HSBC Investment Company Limited	100.00		2, 16
HSBC Investment Funds (Canada) Inc.	100.00		5, 115
HSBC Investment Funds (Hong Kong) Limited	100.00		24
HSBC Investment Funds (Luxembourg) SA	100.00		116
HSBC Invoice Finance (UK) Limited	100.00		18
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		16
HSBC Issuer Services Depositary Nominee (UK) Limited (In Liquidation)	100.00		19
HSBC Latin America B.V.	100.00		16
HSBC Latin America Holdings (UK) Limited	100.00		2, 16
HSBC Leasing (Asia) Limited	100.00		48
HSBC Life (Bermuda) Limited	100.00		1, 23
HSBC Life (Cornell Centre) Limited	100.00		104
HSBC Life (Edwick Centre) Limited	100.00		104
HSBC Life (International) Limited	100.00		23
HSBC Life (Property) Limited	100.00		104
HSBC Life (Singapore) Pte. Ltd.	100.00		1, 54
HSBC Life (Tsing Yi Industrial) Limited	100.00		104
HSBC Life (UK) Limited	100.00		16
HSBC Life (Workshop) Limited	100.00		1, 104
HSBC Life Assurance (Malta) Limited	100.00	(70.03)	93
HSBC Life Insurance Company Limited	N/A		0, 12, 117
HSBC LU Nominees Limited	100.00		16
HSBC Management (Guernsey) Limited	100.00		118

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Markets (USA) Inc.	100.00		15
HSBC Marking Name Nominee (UK) Limited	100.00		16
HSBC Master Trust Trustee Limited	100.00		16
HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC	99.99		17
HSBC Middle East Asset CO. LLC	100.00		119
HSBC Middle East Holdings B.V.	100.00		2, 3, 73
HSBC Middle East Leasing Partnership	N/A		0, 120
HSBC Middle East Securities L.L.C	100.00		121
HSBC Mortgage Corporation (Canada)	100.00		122
HSBC Mortgage Corporation (USA)	100.00		15
HSBC Nominees (Asing) Sdn Bhd	100.00		52
HSBC Nominees (Hong Kong) Limited	100.00		48
HSBC Nominees (New Zealand) Limited	100.00		123
HSBC Nominees (Tempatan) Sdn Bhd	100.00		52
HSBC North America Holdings Inc.	100.00		3, 15
HSBC Operational Services GmbH	100.00	(99.99)	6, 92
HSBC Overseas Holdings (UK) Limited	100.00		2, 3, 16
HSBC Overseas Investments Corporation (New York)	100.00		124
HSBC Overseas Nominee (UK) Limited	100.00		16
HSBC Participaciones (Argentina) S.A.	100.00	(99.99)	56
HSBC PB Corporate Services 1 Limited	100.00		125
HSBC PB Services (Suisse) SA	100.00		126
HSBC Pension Trust (Ireland) DAC	100.00		127
HSBC Pensiones, S.A. (In Liquidation)	100.00	(99.99)	17
HSBC Philanthropy Foundation Beijing	N/A		0, 191
HSBC PI Holdings (Mauritius) Limited	100.00		128
HSBC Portfoy Yonetimi A.S.	100.00		129
HSBC Preferential LP (UK)	100.00		16
HSBC Private Bank (Luxembourg) S.A.	100.00	(99.99)	116
HSBC Private Bank (Suisse) SA	100.00		130
HSBC Private Bank (UK) Limited	100.00		16
HSBC Private Banking Holdings (Suisse) SA	100.00		126
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		125
HSBC Private Equity Investments (UK) Limited	100.00		16
HSBC Private Investment Counsel (Canada) Inc.	100.00		3, 115
HSBC Private Markets Management SARL	N/A		0, 1, 131
HSBC Private Trustee (Hong Kong) Limited	100.00		48
HSBC Professional Services (India) Private Limited	100.00		132
HSBC Property (UK) Limited	100.00		16
HSBC Property Funds (Holding) Limited	100.00		16
HSBC Provident Fund Trustee (Hong Kong) Limited	100.00		48
HSBC Qianhai Securities Limited	N/A		0, 12, 133
HSBC Real Estate Leasing (France)	100.00	(99.99)	4, 37
HSBC REGIO Fund General Partner S.à r.l.	N/A		0, 1, 100
HSBC REIM (France)	100.00	(99.99)	4, 59
HSBC Retirement Benefits Trustee (UK) Limited	100.00		1, 2, 16
HSBC Retirement Services Limited	100.00		1, 16
HSBC Saudi Arabia, Closed Joint Stock Company	100.00	(66.18)	134
HSBC Savings Bank (Philippines) Inc.	99.99		135
HSBC Securities (Canada) Inc.	100.00		88
HSBC Securities (Egypt) S.A.E. (In Liquidation)	100.00	(94.65)	71
HSBC Securities (Japan) Co., Ltd.	100.00		1, 58
HSBC Securities (Japan) Limited (In Liquidation)	100.00		16
HSBC Securities (Singapore) Pte Limited	100.00		54
HSBC Securities (South Africa) (Pty) Limited	100.00		136
HSBC Securities (Taiwan) Corporation Limited	100.00		65
Notes on the financial statements

456	HSBC Holdings plc Annual Report and Accounts 2023

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Securities (USA) Inc.	100.00		15
HSBC Securities and Capital Markets (India) Private Limited	99.99		5, 113
HSBC Securities Brokers (Asia) Limited	100.00		48
HSBC Securities Investments (Asia) Limited	100.00		48
HSBC Securities Services (Bermuda) Limited	100.00		23
HSBC Securities Services (Guernsey) Limited	100.00		22
HSBC Securities Services (Ireland) DAC	100.00		127
HSBC Securities Services (Luxembourg) S.A.	100.00		116
HSBC Securities Services Holdings (Ireland) DAC	100.00		127
HSBC Securities Services Nominees Limited	100.00		1, 48
HSBC Seguros de Retiro (Argentina) S.A.	100.00	(99.99)	56
HSBC Seguros de Vida (Argentina) S.A.	100.00	(99.99)	56
HSBC Seguros, S.A de C.V., Grupo Financiero HSBC	100.00	(99.99)	17
HSBC Service Company Germany GmbH	100.00	(99.99)	1, 6, 92
HSBC Service Delivery (Polska) Sp. z o.o.	100.00		137
HSBC Services (France)	100.00	(99.99)	4, 37
HSBC Services Japan Limited	100.00		138
HSBC Services USA Inc.	100.00		139
HSBC Servicios Financieros, S.A. de C.V	100.00	(99.99)	17
HSBC Servicios, S.A. DE C.V., Grupo Financiero HSBC	100.00	(99.99)	17
HSBC SFH (France)	100.00	(99.99)	59
HSBC SFT (C.I.) Limited	100.00		22
HSBC Software Development (Guangdong) Limited	N/A		0, 12, 140
HSBC Software Development (India) Private Limited	100.00	(99.99)	141
HSBC Software Development (Malaysia) Sdn Bhd	100.00		83
HSBC Specialist Investments Limited	100.00		3, 16
HSBC Technology & Services (China) Limited	N/A		0, 12, 142
HSBC Technology & Services (USA) Inc.	100.00		15
HSBC Transaction Services GmbH	100.00	(99.99)	6, 92
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	143
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	92
HSBC Trinkhaus & Burkhardt GmbH	100.00	(99.99)	1, 6, 144
HSBC Trinkaus Family Office GmbH	100.00	(99.99)	6, 92
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	6, 92
HSBC Trust Company (Canada)	100.00		122
HSBC Trust Company (Delaware), National Association	100.00		110
HSBC Trust Company (UK) Limited	100.00		16
HSBC Trustee (C.I.) Limited	100.00		125
HSBC Trustee (Cayman) Limited	100.00		145
HSBC Trustee (Guernsey) Limited	100.00		22
HSBC Trustee (Hong Kong) Limited	100.00		48
HSBC Trustee (Singapore) Limited	100.00		54
HSBC UK Bank plc	100.00		2, 18
HSBC UK Client Nominee Limited	100.00		18
HSBC UK Holdings Limited (In Liquidation)	100.00		2, 3, 146
HSBC UK Societal Projects Limited	N/A		0, 1, 18
HSBC USA Inc.	100.00		3, 124
HSBC Ventures USA Inc.	100.00		15
HSBC Violet Investments (Mauritius) Limited	100.00		80
HSBC Wealth Client Nominee Limited	100.00		1, 18
HSBC Yatirim Menkul Degerler A.S.	100.00		68
HSI Asset Securitization Corporation	100.00		15
HSI International Limited	100.00	(62.14)	40
HSIL Investments Limited	100.00		16
Hubei Macheng HSBC Rural Bank Company Limited	N/A		0, 12, 147
Hubei Suizhou Cengdu HSBC Rural Bank Company Limited	N/A		0, 12, 148

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Hubei Tianmen HSBC Rural Bank Company Limited	N/A		0, 12, 149
Hunan Pingjiang HSBC Rural Bank Company Limited	N/A		0, 12, 150
Imenson Limited	100.00	(62.14)	40
INKA Internationale Kapitalanlagegesellschaft mbH	100.00	(99.99)	92
Inmobiliaria Bisa, S.A. de C.V.	99.98		17
Inmobiliaria Grufin, S.A. de C.V.	100.00	(99.99)	17
Inmobiliaria Guatusi, S.A. de C.V.	100.00	(99.99)	17
James Capel (Nominees) Limited	100.00		16
James Capel (Taiwan) Nominees Limited	100.00		16
John Lewis Financial Services Limited	100.00		16
Keyser Ullmann Limited	100.00	(99.99)	16
Lion Corporate Services Limited	100.00		48
Lion International Corporate Services Limited	100.00		1, 151
Lion International Management Limited	100.00		151
Lion Management (Hong Kong) Limited	100.00		1, 48
Lyndholme Limited	100.00		48
Marks and Spencer Financial Services plc	100.00		152
Marks and Spencer Unit Trust Management Limited	100.00		152
Midcorp Limited	100.00		16
Midland Bank (Branch Nominees) Limited	100.00		18
Midland Nominees Limited	100.00		18
MP Payments Group Limited	100.00		1, 16
MP Payments Netherlands B.V.	100.00		1, 153
MP Payments Operations Limited	100.00		1, 16
MP Payments Singapore Pte. Ltd.	100.00		1, 154
MP Payments UK Limited	100.00		1, 16
MW Gestion SA	100.00		56
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		16
PT Bank HSBC Indonesia	99.99	(98.93)	155
PT HSBC Sekuritas Indonesia	100.00	(85.00)	155
R/CLIP Corp.	100.00		15
Real Estate Collateral Management Company	100.00		15
Republic Nominees Limited	100.00		22
RLUKREF Nominees (UK) One Limited	100.00		1, 16
RLUKREF Nominees (UK) Two Limited	100.00		1, 16
S.A.P.C. - Ufipro Recouvrement	99.99		11, 37
Saf Baiyun	100.00	(99.99)	4, 37
Saf Guangzhou	100.00	(99.99)	4, 37
SCI HSBC Assurances Immo	100.00	(99.99)	11, 59
Serai Limited	100.00		48
Serai Technology Development (Shanghai) Limited (丝睿科技开发（上海）有限公司)	N/A		0, 1, 12, 156
SFM	100.00	(99.99)	4, 37
SFSS Nominees (Pty) Limited	100.00		136
Shandong Rongcheng HSBC Rural Bank Company Limited	N/A		0, 12, 157
Shenzhen HSBC Development Company Ltd	N/A		0, 1, 12, 158
Sico Limited	100.00		159
SNC Les Oliviers D'Antibes	60.00	(59.99)	11, 59
SNCB/M6-2008 A	100.00	(99.99)	4, 37
SNCB/M6-2007 A	100.00	(99.99)	4, 37
SNCB/M6-2007 B	100.00	(99.99)	4, 37
Société Française et Suisse	100.00	(99.99)	4, 37
Somers Dublin DAC	100.00	(99.99)	127
Somers Nominees (Far East) Limited	100.00		23
Sopingest	100.00	(99.99)	4, 37
South Yorkshire Light Rail Limited	100.00		16
St Cross Trustees Limited	100.00		18
Sterling Credit Limited	100.00		183
Sun Hung Kai Development (Lujiazui III) Limited	N/A		0, 12, 160

HSBC Holdings plc Annual Report and Accounts 2023	457

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Swan National Limited (In Liquidation)	100.00		19
The Hongkong and Shanghai Banking Corporation Limited	100.00		5, 48
The Venture Catalysts Limited (In Liquidation)	100.00		19
Tooley Street View Limited	100.00		2, 16
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	6, 92
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	6, 92
Trinkaus Immobilien-Fonds Verwaltungs- GmbH	100.00	(99.99)	6, 92
Trinkaus Private Equity Management GmbH	100.00	(99.99)	6, 92
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	6, 92
Turnsonic (Nominees) Limited	100.00		18
Valeurs Mobilières Elysées	100.00	(99.99)	4, 37
Wardley Limited	100.00		48
Wayfoong Nominees Limited	100.00		48
Westminster House, LLC	N/A		0, 15
Woodex Limited	100.00		23
Yan Nin Development Company Limited	100.00	(62.14)	40
Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint ventures	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
Climate Asset Management Limited	40.00	1, 161
Global Payments Technology Mexico S.A. De C.V	50.00	162
HCM Holdings Limited (In Liquidation)	50.99	19
MK HoldCo Limited	50.32	1, 163
Pentagreen Capital Pte. Ltd	50.00	1, 164
ProServe Bermuda Limited	50.00	165
The London Silver Market Fixing Limited	N/A	0, 1, 166
Vaultex UK Limited	50.00	167
Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
Bank of Communications Co., Ltd.	19.03	168
Barrowgate Limited	15.31	169
BGF Group plc	24.62	170
Bud Financial Limited	4.84	1, 171
Canara HSBC Life Insurance Company Limited	26.00	172
Contour Pte Ltd	9.87	1, 173
Divido Financial Services Limited	7.70	1, 174
Electronic Payment Services Company (Hong Kong) Limited	38.66	48
Episode Six Inc.	5.69	1, 175
EPS Company (Hong Kong) Limited	38.66	48
Euro Secured Notes Issuer	16.67	176
HSBC Jintrust Fund Management Company Limited	N/A	0, 177
HSBC UK Covered Bonds (LM) Limited	20.00	1, 178
HSBC UK Covered Bonds LLP	N/A	0, 1, 18
Liquidity Match LLC	N/A	0, 1, 179
London Precious Metals Clearing Limited	30.00	1, 180
MENA Infrastructure Fund (GP) Ltd	33.33	181
Monese Ltd	5.39	1, 182
Quantexa Ltd	9.36	183
RadiantESG Global Investors LLC	N/A	0, 1, 184
Saudi Awwal Bank	31.00	186
Services Epargne Entreprise	14.18	187
The London Gold Market Fixing Limited	N/A	0, 188
Threadneedle Software Holdings Limited	7.10	1, 189
Trade Information Network Limited	12.76	1, 161
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	N/A	0, 92
We Trade Innovation Designated Activity Company (In Liquidation)	9.88	1, 190
Notes on the financial statements

458	HSBC Holdings plc Annual Report and Accounts 2023

Footnotes for Note 40
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

2	Directly held by HSBC Holdings plc
3	Preference Shares
4	Actions
5	Redeemable Preference Shares
6	GmbH Anteil
7	Limited and Unlimited Liability Shares
8	Liquidating Share Class
9	Nominal Shares
10	Non-Participating Voting Shares
11	Parts
12	Registered Capital Shares
13	Russian Limited Liability Company Shares
14	Stückaktien

Registered offices
15	c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, United States of America, 19801
16	8 Canada Square, London, United Kingdom, E14 5HQ
17	Paseo de la Reforma 347 Col. Cuauhtemoc, Mexico, 06500
18	1 Centenary Square, Birmingham, United Kingdom, B1 1HQ
19	C/O Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
20	5 Donegal Square South , Northern Ireland, Belfast, United Kingdom, BT1 5JP
21	1909 Avenida Presidente Juscelino Kubitschek, 19° andar, Torre Norte, São Paulo Corporate Towers, São Paulo, Brazil, 04551-903
22	Arnold House, St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
23	37 Front Street, Harbourview Centre, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
24	HSBC Main Building, 1 Queen's Road Central, Hong Kong
25	2401-55 24/F, Office Tower Two 1 Jianguomenwai Street, Chaoyang District, Beijing, China
26	First Floor, Xinhua Bookstore Xindong Road (SE of roundabout), Miyun District, Beijing, China
27	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
28	2929 Walden Avenue, Depew, New York, United States of America, 14043
29	Corporation Service Company 251 Little Falls Drive, Wilmington, Delaware, United States of America, 19808
30	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
31	No 1, Bei Huan East Road Dazu County, Chongqing, China
32	No 107 Ping Du Avenue (E), Sanhe Town, Fengdu County, Chongqing, China
33	No. 3, 5, 7, Haitang Erzhi Road Changyuan, Rongchang, Chongqing, China, 402460
34	c/o Walkers Corporate Services Limited Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005

Registered offices
35	First & Second Floor, No.3 Nanshan Road, Pulandian, Dalian, Liaoning, China
36	160 Mine Lake CT, Ste 200, Raleigh, North Carolina, United States of America, 27615-6417
37	38 Avenue Kléber, Paris, France, 75116
38	Avenida de las Granjas 972, Building A, Floor 2, Colonia Santa Bárbara, Alcaldía Azcapotzalco, Mexico City, Mexico, 02230
39	No. 1 1211 Yanjiang Zhong Road, Yongan, Fujian, China
40	83 Des Voeux Road Central, Hong Kong
41	No. 44 Xin Ping Road Central, Encheng, Enping, Guangdong, China, 529400
42	Room 311, Cheng Hui No. 2, Nan Sha Street, Nan Sha District, Guangzhou, Guangdong, China
43	34/F, 36/F, Unit 031 of 45/F, and 46/F, Hang Seng Bank Tower 1000 Lujiazui Ring Road, Pilot Free Trade Zone, Shanghai, China, 200120
44	Gustav Mahlerplein 2 1082 MA, Amsterdam, Netherlands
45	1001 T2 Office Building, Qianhai Kerry Business Center, Qianhai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen, Guangdong, China
46	1 Queen’s Road Central, Hong Kong
47	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110
48	1 Queen's Road Central, Hong Kong
49	156 C/O Teneo Financial Advisory Limited, Great Charles Street, Queensway, West Midlands, Birmingham, United Kingdom, B3 3HN
50	701 S CARSON ST STE 200, Carson City, Nevada, United States of America, 89701
51	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
52	Level 21, Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
53	Level 19, Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
54	10 Marina Boulevard, #48-01 Marina Bay Financial Centre, Singapore, 018983
55	52/60, M G Road Fort, Mumbai, India, 400 001
56	557 Bouchard Level 20, Ciudad de Buenos Aires, Federal Capital, Argentina, C1106ABG
57	9-11 Floors, NESCO IT Park Building No. 3 Western Express Highway, Goregaon (East), Mumbai, India, 400063
58	HSBC Building 11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo, Japan, 103-0027
59	Immeuble Cœur Défense 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
60	Level 36 Tower 1 International Towers Sydney, 100 Barangaroo Avenue, Sydney, New South Wales, Australia, 2000
61	Isidora Goyenechea 2800 23rd floor, Las Condes, Santiago, Chile, 7550647
62	HSBC Building Shanghai ifc, 8 Century Avenue, Pudong, Shanghai, China, 200120
63	IconEbene, Level 5 Office 1 (West Wing), Rue de L’institut, Ebene, Mauritius
64	2 Paveletskaya Square Building 2, Moscow, Russia, 115054
65	54F, 7 Xinyi Road Sec. 5 Xinyi District, Taipei, Taiwan
66	1266 Dr Luis Bonativa 1266 Piso 30 (Torre IV WTC), Montevideo, Uruguay, CP 11.000
67	The Metropolitan 235 Dong Khoi Street, District 1, Ho Chi Minh City, Vietnam
68	Esentepe Mah. Büyükdere Caddesi No.128 Şişli, Istanbul, Turkiye, 34394
69	90 Area 42 Paronyan Street, Yerevan, Armenia, 0015
70	885 West Georgia Street 3rd Floor, Vancouver, British Columbia, Canada, V6C 3E9
71	306 Corniche El Nil, Maadi, Egypt, 11728

HSBC Holdings plc Annual Report and Accounts 2023	459

Registered offices
72	116 Archbishop Street, Valletta, Malta
73	Unit 401, Level 4 Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 30444, Dubai, United Arab Emirates
74	Majer Consulting, Office 54/44, Building A1, Residence Ryad Anfa, Boulevard Omar El Khayam, Casa Finance City (CFC), Casablanca, Morocco
75	1800 Tysons Boulevard Suite 50, Tysons, Virginia, United States of America, 22102
76	66 Wellington Street West, Suite 5300, Toronto, Ontario, Canada, M5K 1E6
77	P.O. Box 1109, Strathvale House, Ground floor, 90 North Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1102
78	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
79	RM 2113 HSBC Building, Shanghai ifc, No. 8 Century Avenue, Pudong, Shanghai, China, 200120
80	c/o Rogers Capital St. Louis Business Centre, Cnr Desroches & St Louis Streets, Port Louis, Mauritius
81	49 avenue J.F. Kennedy, Luxembourg, 1855
82	4-17/F, Office Tower 2 TaiKoo Hui, No. 381 Tian He Road, Tian He District, Guangzhou, Guangdong, China
83	Suite 1005, 10th Floor, Wisma Hamzah Kwong, Hing No. 1, Leboh Ampang, Kuala Lumpur, Malaysia, 50100
84	Building C-1 UP Ayala Technohub, Commonwealth Avenue, Diliman, Quezon City, Metro Manila, Philippines
85	HSBC House Plot No.8 Survey No.64 (Part), Hightec City Layout Madhapur, Hyderabad, India, 500081
86	Mireka City 324/9 Havelock Road, Colombo 05, Sri Lanka, 00500
87	Smart Village 28th Km Cairo- Alexandria Desert Road Building, Cairo, Egypt
88	16 York Street, 6th Floor, Toronto, Ontario, Canada, M5J 0E6
89	Centre Ville 1341 Building - 4th Floor Patriarche Howayek Street, PO Box Riad El Solh, Lebanon, 9597
90	World Trade Center Montevideo Avenida Luis Alberto de Herrera 1248, Torre 1, Piso 15, Oficina 1502, Montevideo, Uruguay, CP 11300
91	Room 655, Building A, No.888 Huan Hu West 2nd Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
92	Hansaallee 3, Düsseldorf, Germany, 40549
93	80 Mill Street, Qormi, Malta, QRM 3101
94	Gartenstrasse 26, Zurich, Switzerland, 8002
95	36F., No. 68 Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City, Taiwan, 110419
96	452 Fifth Avenue, New York, United States of America, NY10018
97	Bouchard 557, Piso 18° , Cdad. Autónoma de Buenos Aires, Argentina, 1106
98	Mareva House 4 George Street, Nassau, Bahamas
99	1 Queen’s Road Central, Hong Kong
100	4 rue Peternelchen, Howald, Luxembourg, 2370
101	Alphabeta 14-18 Finsbury Square, London, United Kingdom, EC2A 1BR
102	IConEbene Rue de L’institut, Ebene, Mauritius
103	HSBC Main Building, 1 Queen's Road Central, Hong Kong
104	18th Floor Tower 1, HSBC Centre 1 Sham Mong Road, Kowloon, Hong Kong
105	37 Front Street, Harbourview Center, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
106	CT Corporation System 28 Liberty Street, New York, New York, United States of America, 10005
107	Unit 201, Floor 2, Building 3 No. 12, Anxiang Street, Shunyi District, Beijing, China
108	HSBC Main Building, 1 Queen’s Road Central, Hong Kong
109	37 Front Street, Harbourview Centre, Ground Floor, Hamilton Pembroke, Bermuda, HM 11

Registered offices
110	300 Delaware Avenue Suite 1401, Wilmington, Delaware, United States of America, 19801
111	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 916
112	Craigmuir Chambers, Road Town Tortola, British Virgin Islands, VG1110
113	52/60 M G Road Fort, Mumbai, India, 400 001
114	5/F HSBC Centre 3058 Fifth Ave West, Bonifacio Global City, Taguig City, Philippines
115	300-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E9
116	18 Boulevard de Kockelscheuer, Luxembourg, 1821
117	Unit 2002 of 20/F, Unit 2101 of 21/F HSBC Building, 8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 200120
118	Arnold House, St Julians Avenue, St Peter Port, Guernsey, GY1 1WA
119	HSBC Tower, Downtown Dubai, P.O. Box 66. United Arab Emirates
120	Unit 401, Level 4, Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 506553, Dubai, United Arab Emirates
121	Level 16, HSBC Tower, Downtown Dubai, P.O. Box 66, United Arab Emirates
122	885 West Georgia Street, Suite 300, Vancouver, British Columbia, Canada, V6C 3E9
123	HSBC Tower, Level 21, 188 Quay Street, Auckland, New Zealand, 1010
124	The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland, United States of America, 21093
125	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
126	Quai des Bergues 9-17 , Geneva, Switzerland, 1201
127	1 Grand Canal Square Grand Canal Harbour, Dublin 2, Ireland, D02 P820
128	6th floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
129	Esentepe Mah. Büyükdere Caddesi No.128, 34394, Şişli, Istanbul, Turkiye
130	Quai des Bergues 9-17, Geneva, Switzerland, 1201
131	5 rue Heienhaff, Senningerberg, Luxembourg, L-1736
132	52/60 M G Road, Fort, Mumbai, India, 400 001
133	Unit 2201, 22/F, Qianhai Chow Tai Fook Finance Tower (Phase I) No. 66 Shu Niu Avenue, Nanshan Subdistrict, the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone, the PRC, Shenzhen, China, 518054
134	HSBC Building 7267 Olaya - Al Murrooj , Riyadh, Kingdom of Saudi Arabia, 12283 - 2255
135	Unit 1 GF The Commerical Complex Madrigal Avenue, Ayala Alabang Village, Muntinlupa City, Philippines, 1780
136	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
137	Kapelanka 42A , Krakow, Poland, 30-347
138	Mareva House, 4 George Street, Nassau, Bahamas
139	C T Corporation System 820 Bear Tavern Road, West Trenton, New Jersey, United States of America, 08628
140	L22, Office Tower 2, Taikoo Hui, 381 Tianhe Road, Tianhe District, Guangzhou, Guangdong, China
141	Business Bay, Wing 2 Tower B, Survey no 103, Hissa no. 2, Airport Road, Yerwada, Pune, India, 411006
142	Room 3102, L31 HSBC Building, Shanghai ifc, 8 Century Avenue, China (Shanghai) Free Trade Zone, Shanghai, China, 200120
143	16 Boulevard d'Avranches, Luxembourg, L-1160
144	3 Hansaallee, Düsseldorf, Nordrhein-Westfalen, Germany, 40549
145	P.O. Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
Notes on the financial statements

460	HSBC Holdings plc Annual Report and Accounts 2023

Registered offices
146	c/o Teneo Financial Advisory Limited The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
147	No. 56 Yu Rong Street, Macheng, China, 438300
148	No. 205 Lie Shan Road, Suizhou, Hubei, China
149	Building 3, Yin Zuo Di Jing Wan Tianmen New City, Tianmen, Hubei Province, China
150	RM101, 102 & 106 Sunshine Fairview, Sunshine Garden, Pedestrian Walkway, Pingjiang, China
151	Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110
152	Kings Meadow Chester Business Park, Chester, United Kingdom, CH99 9FB
153	De Entree, 236 , Amsterdam, Netherlands, 1101 EE
154	10 Marina Boulevard, #48-01 Marina Bay Financial Centre, Singapore, 018983
155	5th Floor, World Trade Center 1, Jl. Jend. Sudirman Kav. 29-31, Jakarta, Indonesia, 12920
156	Room 667, 6/F, Tower A, No. 8 Century Avenue, Pudong District, Shanghai, China
157	No.198-2 Chengshan Avenue (E), Rongcheng, China, 264300
158	Room 1303-13062 Marine Center Main Tower, 59 Linhai Rd, Nanshan District, Shenzhen, China
159	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 3162
160	RM 2112, HSBC Building, Shanghai ifc No. 8 Century Road, Pudong, Shanghai, China, 200120
161	3 More London Riverside, London, United Kingdom, SE1 2AQ
162	296, Floor 18, Office A Paseo de la Reforma, Mexico City, Mexico, 06600
163	35 Ballards Lane, London, United Kingdom, N3 1XW
164	1 Raffles Quay #23-01, Singapore, 048583
165	c/o MUFG Fund Services (Bermuda) Limited, Cedar House, 4th Floor North, 41 Cedar Avenue, Hamilton, Bermuda, HM12
166	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
167	All Saints Triangle Caledonian Road, London, United Kingdom, N1 9UT

168	188 Yin Cheng Zhong Lu (Shanghai) Pilot Free Trade Zone, China
169	50/F, Lee Garden One, 33 Hysan Avenue, Hong Kong
170	13-15 York Buildings, London, United Kingdom, WC2N 6JU
171	167-169 Great Portland Street, 5th Floor, London, United Kingdom, W1W 5PF
172	Unit No. 208, 2nd Floor, Kanchenjunga Building, 18 Barakhamba Road, New Delhi, India, 110001
173	1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore, 098632
174	Office 7, 35-37 Ludgate Hill, London, United Kingdom, EC4M 7JN
175	251 Little Falls Drive, New Castle, Wilmington, United States of America, 19808
176	3 Avenue de l'Opera , Paris, France, 75001
177	17F, HSBC Building, Shanghai ifc 8 Century Avenue, Pudong, Shanghai, China
178	10th Floor 5 Churchill Place, London, United Kingdom, E14 5HU
179	100 Town Square Place, Suite 201, Jersey City, New Jersey, United States of America, 07310
180	7th Floor, 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
181	Unit 705, Level 7, Currency House-Tower 2, Dubai International Financial Centre, P.O. BOX 506553, Dubai, United Arab Emirates
182	Eagle House, 163 City Road, London, United Kingdom, EC1V 1NR
183	Hill House, 1 Little New Street, London, United Kingdom, EC4A 3TR
184	4482 Deer Ridge Road, Danville, CA, Delaware, United States of America, 94506
185	9004 Al Ulaya - Al Olaya Dis. Unit no. 1, Riyadh, Kingdom of Saudi Arabia, 12214-2652
186	7206 Prince Abdul Aziz Bin Musaid Bin Jalawi, 4065 Al Murabba District, 12613 Riyadh, Kingdom of Saudi Arabia
187	32 Rue du Champ de Tir, Nantes, France, 44300
188	c/o Hackwood Secretaries Limited, One Silk Street, London, United Kingdom, EC2Y 8HQ
189	2nd Floor, Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN
190	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
191	Meeting Room 18.R005, 18/F Fortune Financial Center, No. 5 Dongsanhuan Zhong Road, Chaoyang District, Beijing, 100020, China
192	P.O. Box, 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
41 Non-statutory accounts
The information set out in these accounts does not constitute the Company’s statutory accounts for the years ended 31 December 2023 or
2022. Those accounts have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under
Section 498(2) or (3) of the Companies Act 2006.
The accounts for 2022 have been delivered to the Registrar of Companies and those for 2023 will be delivered in due course.

HSBC Holdings plc Annual Report and Accounts 2023	461

Shareholder information
Contents

462	Fourth interim dividend for 2023	466	Information made about the enforceability of judgments made in the US
462	Interim dividends for 2024
462	Other equity instruments	466	Exchange controls and other limitations affecting equity security
462	2023 Annual General Meeting	467	Dividends on the ordinary shares of HSBC Holdings
463	Earnings releases and interim results	467	American Depository Shares
463	Shareholder enquiries and communications	467	Nature of trading market
464	Stock symbols	468	Memorandum and Articles of Association
464	Investor relations	468	Differences in HSBC Holdings/New York Stock Exchange corporate
464	Where more information about HSBC is available	469	Glossary of accounting terms and US equivalents
465	Taxation of shares and dividends	470	Reconciliations
		473	Abbreviations
This section gives important information for our shareholders, including contact information. It also includes an overview of key abbreviations and terminology used throughout this Form 20-F.
A glossary of terms used in the Annual Report and Accounts can be found in the Investors section of www.hsbc.com.
Fourth interim dividend for 2023
The Directors have approved a fourth interim dividend for 2023 of $0.31 per ordinary share. Information on the currencies in which shareholders may elect to have the cash dividend paid can be viewed at www.hsbc.com/investors. The interim dividend will be paid in cash. The timetable for the interim dividend is:

Announcement	21 February 2024
Shares quoted ex-dividend in London, Hong Kong and Bermuda and American Depositary Shares (‘ADS’) quoted ex-dividend in New York	7 March 2024
Record date – London, Hong Kong, New York, Bermuda[1]	8 March 2024
Mailing of Annual Report and Accounts 2023 and/or Strategic Report 2023	22 March 2024
Final date for dividend election changes including Investor Centre electronic instructions and revocations of standing instructions for dividend elections	11 April 2024
Exchange rate determined for payment of dividends in pounds sterling and Hong Kong dollars	15 April 2024
Payment date	25 April 2024
1Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.
Interim dividends for 2024
For the financial year 2023, the Group reverted to paying quarterly dividends, and achieved a dividend payout ratio of 50% of reported earnings per ordinary share (’EPS’), in line with our published target for 2023 and 2024. EPS for this purpose excludes material notable items and related impacts (including those associated with the sale of our retail banking operations in France, the agreed sale of our banking business in Canada and our acquisition of SVB UK). The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.
Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.
Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities. For further details on these securities, see Note 33 on the financial statements.
HSBC issued $2,000m 8.000% perpetual contingent convertible securities on 7 March 2023.
2023 Annual General Meeting
With the exception of the shareholder requisitioned Resolutions 16, 17 and 18, which the Board recommended that shareholders vote against, all resolutions considered at the 2023 AGM held at 11:00am on 5 May 2023 at The Eastside Rooms, 2 Woodcock Street, Birmingham, B7 4BL,
UK, were passed on a poll.
Additional information

462	HSBC Holdings plc
Earnings releases and interim results
First and third quarter results for 2024 will be released on 30 April 2024 and 29 October 2024, respectively. The interim results for the six months to 30 June 2024 will be issued on 31 July 2024.
Shareholder enquiries and communications
Enquiries
Any enquiries relating to shareholdings on the share register (for example, transfers of shares, changes of name or address, lost share certificates or dividend cheques) should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor
Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom	Telephone: +44 (0) 370 702 0137 www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk

Hong Kong Overseas Branch Register:	Computershare Hong Kong Investor Services Limited Rooms 1712–1716, 17th Floor Hopewell Centre, 183 Queen’s Road East, Hong Kong	Telephone: +852 2862 8555 hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk

Bermuda Overseas Branch Register:	Investor Relations Team HSBC Bank Bermuda Limited, 37 Front Street, Hamilton, HM 11, Bermuda	hbbm.shareholder.services@hsbc.bm Investor Centre: www.investorcentre.com/bm

ADS Depositary:	The Bank of New York Mellon Shareowner Services, P.O. Box 43006, Providence RI 02940-3078, USA	Telephone (US): +1 877 283 5786 Telephone (International): +1 201 680 6825 shrrelations@cpushareownerservices.com www.mybnymdr.com
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
Shareholders who wish to receive a hard copy of the Annual Report and Accounts 2023 should contact HSBC’s Registrars. Please visit
www.hsbc.com/investors/investor-contacts for further information. You can also download an online version of the report from www.hsbc.com.
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
received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

HSBC Holdings plc	463
Chinese translation
A Chinese translation of the Annual Report and Accounts 2023 will be available upon request after 22 March 2024 from the Registrars (contact details above). Please also contact the Registrars if you wish to receive Chinese translations of future documents, or if you have received a
Chinese translation of this document and do not wish to receive them in future.
《2023 年報及賬目》備有中譯本，各界人士可於2024年3月22日之後，向上列股份登記處索閱。
閣下如欲於日後收取相關文件的中譯本，或已收到本文件的中譯本但不希望繼續收取有關譯本，均請聯絡股份登記處。
Stock symbols
HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA*	New York Stock Exchange (ADS)	HSBC
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
∗ HSBC’s Primary market

Investor relations
Enquiries relating to HSBC’s strategy or operations may be directed to:

Neil Sankoff, Global Head of Investor Relations	Yafei Tian, Head of Investor Relations, Asia-Pacific
HSBC Holdings plc	The Hongkong and Shanghai Banking
8 Canada Square	Corporation Limited
London E14 5HQ	1 Queen’s Road Central
United Kingdom	Hong Kong
Telephone: +44 (0) 20 7991 5072	Telephone: +852 2899 8909
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk
Where more information about HSBC is available
The Annual Report and Accounts 2023 and other information on HSBC may be downloaded from HSBC’s website: www.hsbc.com.
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
HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting
Regulations 2013. The legislation requires HSBC Holdings to publish additional information in respect of the year ended 31 December 2023 by
31 December 2024. This information will be available on HSBC’s website: www.hsbc.com/tax.
Additional information

464	HSBC Holdings plc
Taxation of shares and dividends
Taxation – UK residents
The following is a summary, under current law (unless otherwise noted) and the current published practice of HM Revenue and
Customs (‘HMRC’), of certain UK tax considerations that are likely to be material to the ownership and disposition of HSBC Holdings ordinary shares. The summary does not purport to be a
comprehensive description of all the tax considerations that may be relevant to a holder of shares. In particular, the summary deals with shareholders who are resident solely in the UK for UK tax purposes and only with holders who hold the shares as investments and who are the beneficial owners of the shares, and does not address the tax treatment of certain classes of holders such as dealers in securities.
Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares in light of their particular circumstances, including the effect of any national, state or local laws.
Taxation of dividends
Currently, no tax is withheld from dividends paid by HSBC Holdings.
UK resident individuals
UK resident individuals are generally entitled to a tax-free annual allowance in respect of dividends received. The amount of the allowance for the tax year beginning 6 April 2023 is £1,000. To the extent that dividend income received by an individual in the relevant tax year does not exceed the allowance, a nil tax rate will apply.
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
Paperless transfers of shares within CREST, the UK’s paperless share transfer system, are liable to stamp duty reserve tax at the rate of
0.5% of the consideration. In CREST transactions, the tax is calculated and payment made automatically. Deposits of shares into
CREST generally will not be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration. Until 31 December
2023, the charge to stamp duty reserve tax at 1.5% on the issue of shares (and transfers integral to capital raising) to a depositary receipt issuer or a clearance service was incompatible with European Union law as retained in the UK following the UK’s departure from the
European Union, and was not imposed by HMRC. If the UK Finance
Bill 2023-24 is enacted in the form it stands as at the date hereof, that
1.5% charge will be repealed with retrospective effect from 1 January
2024.
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
Any US federal tax advice included in the Annual Report and Accounts
2023 is for informational purposes only. It was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.
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
company), certain dividends (‘qualified dividends’) received by an individual US holder generally will be subject to US taxation at preferential rates.

HSBC Holdings plc	465
Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings does not believe that it was a passive investment company for its 2023 taxable year and does not anticipate becoming a passive foreign investment company in
2024 or the foreseeable future. Accordingly, dividends paid on the shares or ADSs generally should be eligible for qualified dividends treatment.
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
Stamp duty and stamp duty reserve tax – ADSs
If shares are transferred to a clearance service or American
Depositary Receipt (‘ADR’) issuer (which will include a transfer of shares to the depositary) UK stamp duty and/or stamp duty reserve tax will be payable unless the UK Finance Bill 2023-24 is enacted in the form it stands as at the date hereof and the transfer is, or is treated as being, in the course of a capital raising arrangement. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer and is payable at the aggregate rate of
1.5%.
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
General exceptions to this rule happen when the US holder:
establishes that it is a corporation (other than an S corporation) or other exempt holder; or provides a correct taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with the applicable
requirements of the backup withholding rules. Holders that are not US persons (as defined in the US Internal Revenue Code of 1986, as amended) generally are not subject to US information reporting or backup withholding tax, but may be required to comply with
applicable certification procedures to establish that they are not US persons in order to avoid the application of such US information reporting requirements or backup withholding tax to payments received within the US or through certain financial intermediaries.
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
There is doubt as to whether English courts would enforce:
–civil liabilities under US securities laws in original actions; or
–judgments of US courts based upon these civil liability provisions.
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
right of non-resident or foreign owners to hold HSBC Holdings’ equity securities or, when entitled to vote, to do so.
Additional information

466	HSBC Holdings plc
Dividends on the ordinary shares of HSBC Holdings
The HSBC Holdings dividends approved, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim[1]	Total[2]
2023		$0.100	0.100	0.100	0.310	0.610
		£0.079	0.080	0.080	0.243	0.482
	HK$	0.783	0.783	0.780	2.422	4.768
2022		$0.090	0.230			0.320
		£0.079	0.185			0.264
	HK$	0.706	1.804			2.510
2021		$0.070	0.180	–	–	0.250
		£0.051	0.138	–	–	0.189
	HK$	0.545	1.412	–	–	1.957
2020		$–	–	–	0.150	0.150
		£–	–	–	0.108	0.108
	HK$	–	–	–	1.165	1.165
2019		$0.100	0.100	0.100	–	0.300
		£0.078	0.080	0.078	–	0.236
	HK$	0.781	0.782	0.783	–	2.346
1The fourth interim dividend for 2023 of $0.31 per ordinary share will be paid on 25 April 2024. The fourth interim dividend for 2023 has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2023.
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
deduction from dividend distributions; by directly invoicing the holder;
or by charging the intermediaries who act for them.
Fees for the holders of the HSBC ADSs include:

For:	HSBC ADS holders must pay:
Each issuance of HSBC ADSs, including as a result of a distribution of shares (including through a stock dividend, stock split or distribution of rights or other property)	$5.00 (or less) per 100 HSBC ADSs or portion thereof
Each cancellation of HSBC ADSs, including if the deposit agreement terminates	$5.00 (or less) per 100 HSBC ADSs or portion thereof
Transfer and registration of shares on our share register to/from the holder’s name to/ from the name of The Bank of New York Mellon or its agent when the holder deposits or withdraws shares	Registration or transfer fees (of which there currently are none)
Conversion of non-US currency to US dollars	Charges and expenses incurred by The Bank of New York Mellon with respect to the conversion
Each cash distribution to HSBC ADS holders	$0.02 or less per ADS
Transfers of HSBC ordinary shares to the depositary in exchange for HSBC ADSs	Any applicable taxes and/or other governmental charges
Distribution of securities by the depository to HSBC ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and those shares had been deposited for issuance of ADSs
Any other charges incurred by the depositary or its agents for servicing shares or other securities deposited	As applicable

The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our
ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. During the year ended
31 December 2023, the depositary reimbursed, paid and/or waived fees and expenses totalling $1,516,730.03 in connection with the administration, servicing and maintenance of the programme.
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
As at 31 December 2023, there were a total of 172,243 holders of record of HSBC Holdings ordinary shares on the share register.
As at 31 December 2023, a total of 16,561,194 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 13,917 holders of record with addresses in the US.
These shares represented 0.09% of the total HSBC Holdings ordinary shares in issue.
As at 31 December 2023, there were 4,679 holders of record of ADSs holding approximately 82.33m ADSs, representing approximately
411.65m HSBC Holdings ordinary shares, 4,599 of these holders had addresses in the US, holding approximately 82.30m ADSs,
representing approximately 411.52m HSBC Holdings ordinary shares.
As at 31 December 2023, approximately 2.14% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

HSBC Holdings plc	467
Memorandum and Articles of
Association
The disclosure under the caption ‘Memorandum and Articles of
Association’ contained in Form 20-F for the years ended 31 December
2000, 2001, 2014, 2018 and 2022 is incorporated by reference herein.
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
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FCA require each listed company incorporated in the UK to include in its annual report and accounts a statement of how it has applied the principles of the UK Corporate Governance Code issued by the Financial
Reporting Council and a statement as to whether or not it has complied with the code provisions of The UK Corporate Governance
Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the code
provisions, or complied with only some of the code provisions or (in the case of provisions whose requirements are of a continuing nature)
complied for only part of an accounting period covered by the report, must specify the code provisions with which it has not complied, and
(where relevant) for which part of the reporting period such non-
compliance continued, and give reasons for any non-compliance.
During 2023, HSBC complied with the applicable code provisions of the UK Corporate Governance Code. The UK Corporate Governance
Code does not require HSBC Holdings to disclose the full range of corporate guidelines with which it complies.
Under NYSE standards, companies are required to have a nominating/
corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s
corporate governance rules. All of the members of the Nomination &
Corporate Governance Committee (excluding the Group Chairman)
during 2023 were independent non-executive Directors, as
determined in accordance with the UK Corporate Governance Code.
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
Under the NYSE standards, companies are required to have a
compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate
governance rules. All of the members of the Group Remuneration
Committee during 2023 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance
Code. The terms of reference of our Group Remuneration Committee, which comply with the UK Corporate Governance Code, require at least three members to be independent non-executive Directors. A compensation committee must review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate a chief executive officer’s performance in light of these goals and objectives. The Group Remuneration Committee’s terms of
reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives that are set by the Board of Directors.
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
In accordance with the requirements of the UK Corporate Governance
Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on page 352) and provides extensive information regarding Directors’
compensation in the Directors’ remuneration report (on page 315).
The terms of reference of HSBC Holdings’ Group Audit, Nomination &
Corporate Governance, Group Remuneration and Group Risk
Committees are available at www.hsbc.com/who-we-are/leadership-
and-governance/board-committees.
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
In 2021, the Board endorsed the Statement of Business Principles and Code of Conduct, which, pursuant to the requirements of the
Sarbanes-Oxley Act, incorporates the Sarbanes-Oxley code of ethics
(the “Sarbanes-Oxley Principles”) applicable to the Group Chief
Executive, as the principal executive officer, and to the Group Chief
Financial Officer and Global Financial Controller. The Statement of
Business Principles and Code of Conduct remains in force and applies to the employees of all our companies. The Statement of Business
Principles and Code of Conduct is available on www.hsbc.com/who-
we-are/esg-and-responsible-business/our-conduct or from the Group
Company Secretary and Chief Governance Officer at 8 Canada
Square, London E14 5HQ. During 2023, HSBC Holdings granted no waivers from its code of ethics.
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
governance standards, similar to the affirmations required of NYSE-
listed US companies.
Additional information

468	HSBC Holdings plc
Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description
Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC Holdings plc	469

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART1
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer statistics and Expected Timetable	Not required for Annual Report	—
3. Key information
A. [Reserved]
B. Capitalisation and Indebtedness	Not required for Annual Report	—
C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
D. Risk Factors	Risk Review - Risk factors	168-180
4. Information on the Company
A. History and Development of the Company	Shareholder information	463,464,474
	Strategic Report	1-40
	ESG Review	42-96
	Financial Review	99-157
	Risk Review	158-273
	Report of the Directors: Corporate Governance Report	274-352
B. Business review	Strategic Report	1-40
	Financial Review	99-157
	Note 10 on the Financial Statements - Segmental analysis	399-402
C. Organisational Structure	Strategic Report	1-40
	Report of the Directors: Corporate Governance Report - Subsidiary governance	286-287
	Note 19 on the Financial Statements - Investments in subsidiaries	422-424
	Note 40 on the Financial Statements - HSBC Holdings’ subsidiaries, joint ventures and associates	453-461
D. Property, Plants and Equipment	Note 22 on the Financial Statements - Prepayments, accrued income and other assets	428
4 A..Unresolved Staff Comments	Not Applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	1-40
	Financial Review	99-157
	Risk Review	158-273
	Note 15 on the Financial Statements - Derivatives	411-416
B. Liquidity and Capital Resources	Financial Review - Loan maturity and interest sensitivity analysis	120
	Risk Review - Capital and Liquidity Risk	242-248
	Risk Review - Insurance Manufacturing Operations Risk	269-273
	Note 30 on the Financial Statements - Maturity analysis of assets, liabilities and off- balance sheet commitments	434-439
	Note 34 on the Financial Statements - Contingent liabilities, contractual commitments and guarantees	443
C. Research and Development, Patents and Licences, etc.	Not Applicable	—
D. Trend Information	Strategic Report	1-40
	Financial Review	99-157
	Risk Review	158-273
E. Critical Accounting Estimates	Not Applicable	—
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	274-352
B. Compensation	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	315-342
	Note 5 on the Financial Statements - Employee compensation and benefits	390-395
	Note 37 on the Financial Statements - Related party transactions	447-448
C. Board Practices	Report of the Directors: Corporate Governance Report	274-352
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	315-342
D. Employees	Report of the Directors: Corporate Governance Report	274-352
	Strategic Report	1-40
	ESG Review - Social	75-84
	Note 5 on the Financial Statements - Employee compensation and benefits	390-395
	Note 37 on the Financial Statements - Related party transactions	447-448
E. Share Ownership	Report of the Directors: Corporate Governance Report	274-352
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	315-342
	Note 5 on the Financial Statements - Employee compensation and benefits	439-395
	Note 33 on the Financial Statements - Called up share capital and other equity instruments	441-442
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not Applicable	—

Additional information

470	HSBC Holdings plc

Form 20-F Item Number and Caption	Location	Page

7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance Report	274-352
B. Related Party Transactions	Note 37 on the Financial Statements - Related party transactions	447-448
C. Interests of Experts and Counsel	Not required for Annual Report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	353-461
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	354-355
	Shareholder Information	462-474
B. Significant Changes	Note 39 on the Financial Statements - Events after the Balance Sheet date	453
9. The Offer and Listing
A. Offer and Listing Details	Not required for Annual Report	—
B. Plan of Distribution	Not required for Annual Report	—
C. Markets	Shareholder Information	462-474
D. Exchange Controls	Not required for Annual Report	—
E. Taxation	Not required for Annual Report	—
F. Dividends and Paying Agents	Not required for Annual Report	—
10. Additional Information
A. Share Capital	Not required for Annual Report	—
B. Memorandum and Articles of Association	Shareholder Information	468
C. Material Contracts	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	336
	Corporate Governance Report - Contracts of significance	347
	Note 36 on the Financial Statements - Legal proceedings and regulatory matters	454-457
D. Exchange Controls	Shareholder Information	466
E. Taxation	Shareholder Information	465-466
F. Dividends and Paying Agents	Not required for Annual Report	—
G. Statements by Experts	Not required for Annual Report	—
H. Documents on Display	Shareholder Information	463-464
I. Subsidiary Information	Not applicable	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Review	251-252, and 271-272
	Risk Review - Market risk	254-256
	Note 15 on the Financial Statements - Derivatives	411-416
	Note 16 on the Financial Statements - Financial investments	416-417
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depository Shares	Taxation of shares and dividends	467
	Shareholder information	462-469
PART II
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	354-355
	Financial Review: Other Information	140-147
	Financial Review: Other information - Management's review of internal controls over financial reporting	150
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	274-352
16B. Code of Ethics	Shareholder Information	467-468
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	274-352
	Note 6 on the Financial Statements - Auditors’ remuneration	395
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	274-352
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Shareholder Information	462-474
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
16J. Insider Trading Policies	Not applicable	—
16K. Cybersecurity	ESG Review - Cybersecurity	98
	Risk Review - Top and Emerging risks	163-167
	Risk review - Risk factors	168-180
	Report of the Directors: Corporate Governance Report - Group Risk Committee	310-314

HSBC Holdings plc	471

PART III
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	353-461
19. Exhibits (including Certifications)		*
Additional information

472	HSBC Holdings plc
Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
MXN	Mexican peso
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
A
ABS¹	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AGM	Annual General Meeting
AI	Artificial intelligence
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
AML DPA	Five-year deferred prosecution agreement with the US Department of Justice, entered into in December 2012
ANP	Annualised new business premium
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Basel Committee	Basel Committee on Banking Supervision
Basel II¹	2006 Basel Capital Accord
Basel III¹	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BEPS	Base Erosion and Profit Shifting
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps¹	Basis points. One basis point is equal to one-hundredth of a percentage point
BVI	British Virgin Islands
C
CAPM	Capital asset pricing model
CDS¹	Credit default swap
CEA	Commodity Exchange Act (US)
CET1¹	Common equity tier 1
CGUs	Cash-generating units
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COSO	2013 Committee of Sponsoring Organizations of the Treadway Commission (US)
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CP¹	Commercial paper
CRD IV¹	Capital Requirements Regulation and Directive
CRR¹	Customer risk rating
CRR II¹	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSA	Credit support annex
CSM	Contractual service margin
CVA¹	Credit valuation adjustment
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
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to which
only the impairment requirements in IFRS 9 are applied

EEA	European Economic Area
Eonia	Euro Overnight Index Average
EPC	Energy performance certificate
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FAST-Infra	Finance to Accelerate the Sustainable Transition- Infrastructure
FCA	Financial Conduct Authority (UK)
FDIC	Federal Deposit Insurance Corporation
FFVA	Funding fair value adjustment estimation methodology on derivative contracts
FPA	Fixed pay allowance
FRB	Federal Reserve Board (US)
FRC	Financial Reporting Council
FSCS	Financial Services Compensation Scheme
FTE	Full-time equivalent staff
FTSE	Financial Times Stock Exchange index
FVOCI¹	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GAC	Group Audit Committee
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GFANZ	Glasgow Financial Alliance for Net Zero
GMP	Guaranteed minimum pension
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
HMRC	HM Revenue and Customs
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes

HSBC Holdings plc	473

HSBC Continental Europe	HSBC Continental Europe
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBE	Independent Board Evaluation
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
ICMA	International Capital Market Association
IEA	International Energy Agency
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
ILAAP	Internal liquidity adequacy assessment process
IMA	Internal model approach
IMM	Internal model method
IRB¹	Internal ratings-based
ISDA	International Swaps and Derivatives Association
ISSB	International Sustainability Standard Board
JV	Joint venture
K
KMP	Key Management Personnel
L
LCR	Liquidity coverage ratio
LGBTQ+	Lesbian, gay, bisexual, transgender and queer. The plus sign denotes other non-mainstream groups on the spectrums of sexual orientation and gender identity
LGD¹	Loss given default
Libor	London interbank offered rate
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2024
LTI	Long-term incentive
LTV¹	Loan to value
M
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our financial targets, we define medium term as three to four years, commencing 1 January 2024
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MRT¹	Material Risk Taker
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges
NGO	Non-governmental organisation
NII	Net interest income
NIM	Net interest margin
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
NZBA	Net-Zero Banking Alliance

O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC¹	Over-the-counter
P
PBT	Profit before tax
PCAF	Partnership for Carbon Accounting Financials
PD¹	Probability of default
Performance shares¹	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PRC	People’s Republic of China
Principal plan	HSBC Bank (UK) Pension Scheme
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RAS	Risk appetite statement
Repo¹	Sale and repurchase transaction
Revenue	Net operating income before ECL
Reverse repo	Security purchased under commitments to sell
RNIV	Risk not in VaR
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA¹	Risk-weighted asset
S
SAB	Saudi Awwal Bank
SAPS	Self-administered pension scheme
SASB	Sustainability Accounting Standards Board
SBTi	Science Based Targets initiative
SDG	United Nation’s Sustainable Development Goals
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE¹	Special purpose entity
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TCFD¹	Task Force on Climate-related Financial Disclosures
THBFIX	Thai Baht Interest Rate Fixing
TNFD	Taskforce on Nature-related Financial Disclosures
TSR¹	Total shareholder return
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR¹	Value at risk
VIU	Value in use
W
WEF	World Economic Forum
WPB	Wealth and Personal Banking, a global business
1A full definition is included in the glossary to the Annual Report and
Accounts 2023 which is available at www.hsbc.com/investors.
Additional information

474	HSBC Holdings plc
HSBC Holdings plc
Incorporated in England on 1 January 1959 with
limited liability under the UK Companies Act
Registered in England: number 617987

Registered Office and Group Head Office

8 Canada Square London E14 5HQ United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880
Web: www.hsbc.com

Corporate Brokers

Morgan Stanley & Co. International plc
25 Cabot Square
London E14 4QA
United Kingdom

Bank of America Securities
2 King Edward Street
London EC1A 1HQ
United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

HSBC Holdings plc	475
© Copyright HSBC Holdings plc 2024
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc
Published by Global Finance, HSBC Holdings plc, London
Designed by Design Bridge and Partners, London (Strategic Report
and ESG review) and by Global Finance with Design Bridge and
Partners (rest of Annual Report and Accounts)
Printed by Park Communications Limited, London, on Nautilus
SuperWhite board and paper using vegetable oil-based inks. Made in
Austria, the stocks comprise 100% de-inked post-consumer waste.
Pulps used are totally chlorine-free.
The FSC® recycled logo identifies a paper that contains 100% post-
consumer recycled fibre certified in accordance with the rules of the
Forest Stewardship Council®.
Additional information

476	HSBC Holdings plc
Item 19. Exhibits
Documents filed as exhibits to this annual report on Form 20-F:
Exhibit NumberDescription
1.1Memorandum and Articles of Association of HSBC Holdings plc (incorporated by reference to Exhibit 1.1 to HSBC Holding plc’s Form
20-F filed with the SEC on February 22, 2023).
2.1Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
4.1Undertaking by HSBC Holdings plc to the Financial Services Authority (incorporated by reference to Exhibit 99.3 to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange Commission on December 12, 2012), as replaced by the Direction by the Financial
Conduct Authority to HSBC Holdings plc (incorporated by reference to HSBC Holdings plc’s Form 6-K filed with the Securities and Exchange
Commission on April 12, 2013), as further replaced by the Direction by the Financial Conduct Authority to HSBC Holdings plc dated July 7, 2020.
4.2Amendment dated January 16, 2024 to Paragraph 5 of the Annex to the Direction by the Financial Conduct Authority to HSBC
Holdings plc dated July 7, 2020.
4.3Service Agreement dated October 25, 2022 between HSBC Holdings plc and Georges Elhedery (incorporated by reference to Exhibit
4.2 to HSBC Holdings plc’s Form 20-F filed with the SEC on February 22,2023).
4.4      Service Agreement dated March 18, 2020 between HSBC Holdings plc and Noel Quinn (incorporated by reference to Exhibit 4.9 to
HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February, 24, 2021).
4.5      Engagement Letter dated March 12, 2017, between HSBC Holdings plc and Mark Tucker (incorporated by reference to Exhibit 4.11 to
HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 20, 2018).
8.1        Subsidiaries of HSBC Holdings plc (set forth in Note 40 to the consolidated financial statements included in this annual report on Form
20-F).
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
15.5      Page of HSBC Holdings plc’s 2022 Form 20-F dated February 22, 2023 relating to the Memorandum and Articles of Association of HSBC
Holdings plc.
15.6      Consent of C G Singer.
97          HSBC Holdings plc Policy for the Recovery of Erroneously Awarded Compensation.
SIGNATURES
The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc
By:	/s/ Georges Elhedery
Name:	Georges Elhedery
Title:	Group Chief Financial Officer
Date: February 22, 2024